Form 20-F
period 2002-12-31
BANCO SANTANDER CHILE
filed 2003-06-27
CIK 1027552

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-14554

BANCO SANTANDER-CHILE

(FORMERLY KNOWN AS BANCO SANTIAGO)

(Exact name of Registrant as specified in its charter)

SANTANDER-CHILE BANK

(Translation of Registrant’s name into English)

Chile

(Jurisdiction of incorporation)

Bandera 140

Santiago, Chile

Telephone: 011-562 320-2000

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing the right to receive 1,039 Shares of Common Stock without par value	New York Stock Exchange
Shares of Common Stock, without par value*	New York Stock Exchange

*	Santander-Chile’s shares of common stock are not listed for trading, but only in connection with the registration of the American Depositary Shares, pursuant to the requirements of the New York Stock Exchange.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

The number of outstanding shares of each class of common stock of Banco Santander-Chile at December 31, 2002 was:

188,446,126,794 Shares of Common Stock, without par value

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒    No ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☒

BANCO SANTANDER-CHILE

i

ii

CAUTIONARY STATEMENT CONCERNING

FORWARD-LOOKING STATEMENTS

We have made statements in this Annual Report on Form 20-F that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear throughout this annual report and include statements regarding our intent, belief or current expectations regarding:

• asset growth and alternative sources of funding	• projected capital expenditures
• growth of our fee-based business	• liquidity
• financing plans	• trends affecting:
• impact of competition	• our financial condition
• impact of regulation	• our results of operation
• exposure to market risks:	• expected synergies from the merger
• interest rate risk	• projected costs savings from the merger
• foreign exchange risk	• merger expenses
• equity price risk	• integration of our computer system

The sections of this prospectus which contain forward-looking statements include, without limitation, “Item 3: Key Information—Risk Factors,” “Item 4: Information on the Company—Strategy,” “Item 4: Information on the Company,” “Item 5: Operating and Financial Review and Prospects—,”“Item 8: Financial Information—Legal Proceedings,” and “Item 11: Quantitative and Qualitative Disclosures About Market Risk—.” Our forward-looking statements also may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “could,” “may,” “seeks,” “aim,” “combined,” “estimates,” “probability,” “risk,” “VaR,” “target,” “goal,” “objective,” “future” or similar expressions.

You should understand that the following important factors, in addition to those discussed elsewhere in this prospectus and in the documents which are incorporated by reference, could affect our future results and could cause those results or other outcomes to differ materially from those expressed in our forward-looking statements:

• changes in capital markets in general that may affect policies or attitudes towards lending to Chile or Chilean companies	• increased costs
• the monetary and interest rate policies of the Central Bank • inflation	• unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms
• deflation • unemployment	• changes in, or failure to comply with, banking regulations
• unanticipated turbulence in interest rates • movements in foreign exchange rates	• our ability to integrate the businesses of Santiago and Old Santander-Chile successfully after the merger
• movements in equity prices or other rates or prices	• our ability to integrate back-office operations
• changes in Chilean and foreign laws and regulations	• obstacles in the integration of our systems
• changes in taxes • competition, changes in competition and pricing environments	• the challenges inherent in diverting management’s focus and resources from other strategic opportunities and from operational matters during the integration process
• natural disasters	• conditions imposed in connection with the merger
• our inability to hedge certain risks economically • the adequacy of loss allowances	• our ability to successfully market and sell additional services to our existing customers
• technological changes	• disruptions in client service
• changes in consumer spending and saving habits

• the success of our post-merger branding strategy	• an inaccurate or ineffective client segmentation model
• successful implementation of new technologies • loss of market share	• our ability to carry our anticipated headcount reductions
• successful integration of both banks

You should not place undue reliance on such statements, which speak only as of the date that they were made. Our independent public accountants have neither examined nor compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. The forward-looking statements contained in this document speak only as of the date of this Annual Report, and we do not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Certain Terms and Conventions

When we use first person, personal pronouns in this report, such as “we”, “us”, or “our”, we mean Santander-Chile and its consolidated subsidiaries, the bank resulting from the merger of Santiago and Old Santander-Chile.

When we refer to “Santiago” in this Annual Report, we refer to Banco Santiago and its consolidated subsidiaries prior to its merger with Old Santander-Chile. When we refer to “Old Santander-Chile” in this Annual Report, we refer to the former Banco Santander-Chile and its consolidated subsidiaries, which ceased to exist upon its merger into Santiago, effected on August 1, 2002.

As used in this Annual Report, the term “billion” means one thousand million (1,000,000,000).

In this Annual Report, references to “$”, “US$”, “U.S.$”, “U.S. dollars” and “dollars” are to United States dollars, references to “Chilean pesos” “pesos” or “Ch$” are to Chilean pesos and references to “UF” are to Unidades de Fomento. The UF is an inflation-indexed Chilean monetary unit with a value in Chilean pesos that changes daily to reflect changes in the official Consumer Price Index (“CPI”) of the Instituto Nacional de Estadísticas (the Chilean National Institute of Statistics). See “Item 5: Operating and Financial Review and Prospects” and Note 1(c) to the Audited Consolidated Financial Statements.

Presentation of Financial Information

Currency and Accounting Principles

Santander-Chile is a Chilean bank and maintains its financial books and records in Chilean pesos and prepares its Audited Consolidated Financial Statements in conformity with generally accepted accounting principles in Chile and the rules of the Superintendencia de Bancos e Instituciones Financieras (the Superintendency of Banks and Financial Institutions, which is referred to herein as the “Superintendency of Banks”), which together differ in certain significant respects from generally accepted accounting principles in the United States (“U.S. GAAP”). References to “Chilean GAAP” in this Annual Report are to accounting principles generally accepted in Chile, as supplemented by the applicable rules of the Superintendency of Banks. See Note 28 to the Audited Consolidated Financial Statements of Santander-Chile as of December 31, 2001 and 2002 and for the years ended December 31, 2000, 2001 and 2002 contained elsewhere in this Annual Report (together with the notes thereto, the “Audited Consolidated Financial Statements”) for a description of the principal differences between Chilean GAAP and U.S. GAAP, as they relate to Santander-Chile, and a reconciliation to U.S. GAAP of net income and shareholders’ equity. Pursuant to Chilean GAAP, amounts expressed in the Audited Consolidated Financial Statements and all other amounts included elsewhere throughout this Annual Report for all periods expressed in Chilean pesos are expressed in constant Chilean pesos as of December 31, 2002. See Note 1(b) to the Audited Consolidated Financial Statements.

Loans

Unless otherwise specified, all references herein (except in the Audited Consolidated Financial Statements) to loans are to loans and financial leases before deduction for loan loss allowance, and, except as otherwise specified, all market share data presented herein are based on information published periodically by the Superintendency of Banks. Non-performing loans include loans for which either principal or interest is overdue, and which do not accrue interest. Restructured loans for which no payments are overdue are not ordinarily classified as non-performing loans. Past due loans include, with respect to any loan, only the portion of principal and interest that is 90 or more days overdue, and do not include the installments of such loan that are not overdue or that are less than 90 days overdue, unless legal proceedings have been commenced for the entire outstanding balance according to the terms of the loan, in which case the entire loan is considered past due within 90 days after initiation of such proceedings. This practice differs from that normally followed in the United States, where the amount classified as past due would include the entire amount of principal and interest on any and all loans which have any portion overdue. See “Item 5D: Asset and Liability Management—Selected Statistical Information—Loan Portfolio—Classification of Loan Portfolio—Classification of Loan Portfolio Based on the Borrower’s Payment Performance.”

According to the regulations established by the Superintendency of Banks, Santander-Chile is required to charge off corporate loans no later than 24 months after being classified as past due, if unsecured, and if secured, no later than 36 months after being classified as past due. When an installment of a past due corporate loan (whether secured or unsecured) is charged off, Santander-Chile must charge off all installments which are overdue. However, this does not preclude Santander-Chile from charging off the entire amount of the loan, if it deems such action to be necessary. Once any amount of a loan is charged off, each subsequent installment must be charged off as it becomes overdue. In the case of past due consumer loans, a similar practice applies, except that after the first installment becomes three months past due, Santander-Chile must charge off the entire remaining part of the loan. Santander-Chile may charge off any loan (whether corporate or consumer) before the first installment becomes overdue, but only in accordance with special procedures established by the Superintendency of Banks and must charge off an overdue loan (whether corporate or consumer) before that time according to the terms set forth above in certain circumstances.

Outstanding loans and the related percentages of Santander-Chile’s loan portfolio made up of corporate and consumer loans in the section entitled “Item 4B: Business Overview” are categorized based on the nature of the borrower. Outstanding loans and related percentages of the loan portfolio of Santander-Chile made up of corporate and consumer loans in the section entitled “Item 5D: Asset and Liability Management—Selected Statistical Information” are categorized in accordance with the reporting requirements of the Superintendency of Banks, which are based on the type and term of loans.

Shareholder’s Equity

Unless otherwise specified, all references to “shareholders’ equity” (except in the Audited Consolidated Financial Statements) as of December 31 of any year are to shareholders’ equity in the Audited Consolidated Financial Statements excluding dividends, if any, paid in respect of such year then ended, such dividends having been paid in the following year. See “Item 8A: Consolidated Statements and Other Financial Information—Dividends and Dividend Policy.”

Effect of Rounding

Certain figures included in this Annual Report and in the Audited Consolidated Financial Statements have been rounded for ease of presentation. Percentage figures included in this Annual Report have not in all cases been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this Annual Report may vary from those obtained by performing the same calculations using the figures in the Audited Consolidated Financial Statements. Certain other amounts that appear in this Annual Report may not sum due to rounding.

Economic and Market Data

In this Annual Report, unless otherwise indicated, all macro-economic data related to the Chilean economy is based on information published by the Banco Central de Chile (the Chilean Central Bank) (the “Central Bank”), and all market share and other data related to the Chilean financial system is based on information published by the Superintendency of Banks and our analysis of such information. Information regarding the consolidated risk index of the Chilean financial system as a whole is not available. The Superintendency of Banks publishes the unconsolidated risk index for the financial system three times a year in February, June and October.

Exchange Rates

This Annual Report contains translations of certain Chilean peso amounts into US dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the Chilean peso amounts actually represent such US dollar amounts, were converted from US dollars at the rate indicated in preparing the audited and interim unaudited consolidated financial statements, could be converted into US dollars at the rate indicated or were converted at all. Unless otherwise indicated, such US dollar amounts, in the case of information concerning Santiago and Old Santander-Chile, have been translated from Chilean pesos based on the observed exchange rate reported by the Central Bank on December 31, 2002, which was Ch$712.38 per US$1.00. The observed exchange rate reported by the Central Bank on December 31, 2002 is based upon the actual exchange rate of December 31, 2002 and is the exchange rate specified by the Superintendency of Banks for use by Chilean banks in the preparation of their financial statements for the periods ended December 31, 2002. The observed exchange rate on June 19, 2003 was Ch$705.95 per US$1.00, reflecting an accumulated appreciation of 0.9% from December 31, 2002. The Federal Reserve Bank of New York does not report a noon buying rate for the Chilean peso. For more information on the observed exchange rate see “Item 3: Exchange Rates.”

Merger – Accounting Treatment

On August 1, 2002, Old Santander-Chile merged into Santiago. Immediately thereafter, Santiago changed its name to “Banco Santander Chile.” The merger is being accounted for under Chilean GAAP in a manner commonly referred to as a “pooling of interests” on a prospective basis from January 1, 2002. Under Chilean GAAP, any financial statements we issue as of or for periods ending August 1, 2002 or thereafter will reflect the combined operations of Santiago and Old Santander-Chile from January 1, 2002. Our historical financial statements under Chilean GAAP as of and for periods ended prior to August 1, 2002 have not been and will not be restated to reflect the merger. As such, for Chilean GAAP purposes, our historical financial statements as of and for the years ended December 31, 1998, 1999, 2000 and 2001 are those of Santiago which is deemed to be the predecessor entity of Santander-Chile.

The merger is being accounted for under US GAAP as a merger of entities under common control, as Banco Santander Central Hispano controlled both Santiago and Old Santander-Chile beginning May 3, 1999. US GAAP requires that we record the transaction in a manner similar to a pooling of interests based on the carrying values for Santiago and Old Santander-Chile included in the accounting records of the common parent, Banco Santander Central Hispano. However, to the extent that in connection with the merger Santiago issued Santiago shares or paid cash (in the case of fractional shares) for Old Santander-Chile shares held by parties other than Banco Santander Central Hispano and its affiliates, the transaction has been accounted for using the purchase method based on fair values. As a consequence of the merger, Santiago is required to restate its US GAAP historical financial statements previously issued for all periods during which common control existed. See “Item 8A: Consolidated Statements and Other Financial Information.”

Unaudited Combined Financial and Statistical Information

Unless otherwise indicated financial and statistical data included in this Annual Report and identified as “combined” reflect the aggregation of Santiago’s and Old Santander-Chile’s financial condition and results of operation as separately reported under the Chilean GAAP as of the dates and for the periods indicated, without elimination of inter-company balances or transactions and without reflecting merger synergies or expenses. Tables showing this aggregation are provided in “Item 5G: Operating and Financial Review and Prospects—Reconciliation of Combined Financial and Statistical Information.” There were no material inter-company balances or transactions between Santiago and Old Santander-Chile as of the dates and for the periods for which combined information is provided.

PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.    KEY INFORMATION

The following table presents historical financial information about us as of the dates and for each of the periods indicated. The following table should be read in conjunction with, and is qualified in its entirety by reference to, our Audited Consolidated Financial Statements appearing elsewhere in this Annual Report. Our Audited Consolidated Financial Statements are prepared in accordance with Chilean GAAP and the rules of the Superintendency of Banks, which together differ in certain significant respects from U.S. GAAP. Note 28 to our Audited Consolidated Financial Statements provides a description of the material differences between Chilean GAAP and U.S. GAAP and a reconciliation to U.S. GAAP of net income for the years ended and as of December 31, 2000, 2001 and 2002 and shareholders’ equity at December 31, 2001 and 2002.

Under Chilean GAAP, the merger between Santiago and Old Santander-Chile is accounted for as a “pooling of interest” on a prospective basis. As such, the historical financial statements for periods prior to the merger are not restated under Chilean GAAP. Under U.S. GAAP, the merger between the two banks, which have been under the common control of Banco Santander Central Hispano since May 3, 1999, is accounted for in a manner similar to a pooling of interests under U.S. GAAP. As a consequence of the merger, we are required to restate our previously issued U.S. GAAP historical financial information to retroactively present the financial results for the merged bank as if Santiago and Old Santander-Chile had been combined throughout the periods during which common control existed. Under U.S. GAAP, the reported financial information for periods presented prior to August 3, 1999 reflects book values of Old Santander-Chile. See Note 28(a) to our Audited Consolidated Financial Statements.

	As of and for the Year Ended December 31,
	1998	1999	2000	2001	2002	2002
	(in millions of constant Ch$ as of December 31, 2002)(1)					(in thousands of U.S.$)(1)(2)
CONSOLIDATED INCOME STATEMENT DATA
Chilean GAAP:
Interest revenue	694,660	585,686	644,025	596,763	1,031,577	1,448,072
Interest expense	(473,517)	(369,140)	(403,245)	(336,714)	(512,131)	(718,902)
Net interest revenue	221,143	216,545	240,780	260,049	519,446	729,170
Allowances for loan losses	(40,935)	(68,964)	(47,589)	(47,946)	(91,207)	(128,032)
Net interest revenue after provision for loan losses	180,208	147,582	193,191	212,103	428,239	601,138
Total fees and income from services, net	34,423	34,198	40,584	49,773	102,142	143,382
Other operating income, net	8,983	22,467	17,052	12,881	(13,819)	(19,398)
Loan loss recoveries	6,128	8,810	9,355	11,672	25,134	35,282
Other income and expenses, net	9,216	9,024	3,182	10,272	(31,957)	(44,860)
Operating expenses	(142,496)	(155,831)	(147,659)	(158,552)	(286,832)	(402,639)
Loss from price-level restatement	(12,295)	(7,336)	(11,973)	(7,843)	(13,024)	(18,283)
Income before income taxes	78,039	50,104	94,377	118,634	184,749	259,341
Income taxes	(448)	6,054	(424)	3,645	(27,434)	(38,510)

	As of and for the Year Ended December 31,
	1998	1999	2000	2001	2002	2002
	(in millions of constant Ch$ as of December 31, 2002)(1)					(in thousands of U.S.$)(1)(2)
Net income	77,591	56,159	93,953	122,279	157,315	220,831
Net income per share	0.78	0.57	0.95	1.24	0.83	0.00117
Net income per American Depositary Share(3)	814.9	589.8	986.7	1,284.2	867.4	1.22
Dividends per share(4)	0.63	0.78	0.57	0.95	1.24	0.00174
Dividends per ADS(4)	646.7	814.9	589.8	986.7	1,284.2	1.80
Weighted average shares outstanding (in millions)	98,934.2	98,934.2	98,934.2	98,934.2	188,446.1	—
Weighted average shares outstanding (in millions) US GAAP	89,511.9	155,106.7	188,446.1	188,446.1	188,446.1	—
U.S. GAAP:
Net interest income (5)	172,099	353,481	434,322	479,300	515,707	723,921
Provision for loan losses	(34,544)	85,595	(56,644)	(71,629)	(66,150)	92,858
Amortization of goodwill	13,695	29,667	40,119	40,150	—	—
Long-term borrowings	1,402,487	3,315,124	3,062,309	3,730,767	3,092,171	4,340,620
Net income	22,593	65,949	134,554	159,469	138,128	193,897
Net income per Share(6)	0.25	0.43	0.71	0.85	0.73	0.00103
Net income per ADS (6)	262.2	441.8	741.8	879.2	761.6	1.07
Weighted average ADS outstanding (in millions) US GAAP	86.152	149.285	181.377	181.377	181.377	—

CONSOLIDATED BALANCE SHEET DATA
Chilean GAAP:
Cash and due from banks	548,287	372,187	531,255	572,051	978,234	1,373,193
Investments (7)	542,232	761,558	587,644	972,342	2,499,378	3,508,492
Loans net of allowances	4,836,429	4,624,433	4,763,882	5,091,569	7,699,097	10,807,572
Loan loss allowances	(66,795)	(95,289)	(91,939)	(97,263)	(167,654)	(235,344)
Other assets	255,711	256,090	327,758	325,083	483,758	679,075
Total assets (5)	6,182,658	6,014,268	6,210,539	6,961,045	11,660,467	16,368,332
Deposits	3,215,418	3,201,495	3,231,161	3,579,244	6,083,909	8,540,260
Other interest-bearing liabilities	1,956,417	1,896,107	2,034,843	2,331,958	3,921,207	5,504,378
Shareholders’ equity	505,006	484,212	525,464	554,943	963,205	1,352,096
U.S. GAAP:
Total assets	4,493,774	10,960,939	10,511,824	11,993,076	11,336,297	15,913,272
Shareholders’ equity (8)	588,831	1,393,352	1,424,084	1,412,076	1,788,694	2,510,871
Goodwill	213,827	598,599	558,449	518,299	736,723	1,034,171

	As of for the Year Ended December 31,
	1998	1999	2000	2001	2002
CONSOLIDATED RATIOS
Chilean GAAP:
Profitability and Performance
Net interest margin(9)	4.1%	3.9%	4.6%	4.5%	4.8%
Return on average total assets(10)	1.3%	0.9%	1.6%	1.9%	1.3%
Return on average shareholders’ equity(11)	15.9%	12.2%	19.8%	23.2%	16.2%
Capital
Average shareholders’ equity as a percentage of average total assets	8.0%	7.4%	8.1%	8.1%	8.3%
Total liabilities as a multiple of shareholders’ equity	11.2	11.4	10.8	11.5	11.1
Credit Quality
Non-performing loans as a percentage of total loans	2.3%	3.5%	2.4%	2.1%	3.2%
Allowance for loans losses as percentage of total loans	1.4%	2.0%	1.9%	1.9%	2.1%

	As of for the Year Ended December 31,
	1998	1999	2000	2001	2002
Past due loans as a percentage of total loans (13)	1.1%	1.3%	1.3%	1.3%	2.1%
Operating Ratios
Operating expenses/operating revenue(14)	53.9%	57.0%	49.5%	49.1%	47.2%
Operating expenses/average total assets	2.3%	2.5%	2.5%	2.4%	2.4%

U.S. GAAP:
Profitability and Performance
Net interest margin(15)	4.2%	3.5%	4.4%	4.5%	4.7%
Return on average total assets(16)	0.5%	0.7%	1.2%	1.4%	1.2%
Return on average shareholders’ equity(17)	3.8%	5.4%	10.1%	11.7%	8.6%

OTHER DATA
Inflation Rate(18)	4.7%	2.3%	4.5%	2.6%	2.8%
Revaluation (Devaluation) Rate (Ch$/U.S.$) at period end(19)	7.7%	11.4%	8.5%	14.6%	8.6%
Number of employees at period end(21)	4,881	4,747	4,772	4,489	8,314
Number of branches and offices at period end	161	162	167	169	347

Note: n/a = not applicable.

(1)	Except per share data, percentages and ratios, share amounts and employee numbers.

(2)	Amounts stated in U.S. dollars as of and for the year ended December 31, 2002 have been translated from Chilean pesos at the observed exchange rate of Ch$712.38 = U.S.$1.00 as of December 28, 2002. See “Item 3: Key Information—Exchange Rates” for more information on the observed exchange rate.

(3)	1 ADS = 1,039 shares of common stock.

(4)	The dividends per share of common stock and per ADS are determined based on the previous year’s net income. The dividend per ADS is calculated on the basis of 1,039 shares per ADS.

(5)	Net interest income and total assets on a U.S. GAAP basis have been determined by applying the relevant U.S. GAAP adjustments to net interest income presented in accordance with Article 9 of Regulation S-X but calculated on a Chilean GAAP basis (see Notes 23 and 27 to our financial statements).

(6)	Net income per share in accordance with U.S. GAAP has been calculated on the basis of the weighted average number of shares outstanding at the end of the period.

(7)	Includes principally Chilean government securities, corporate securities, other financial investments and investment collateral under agreements to repurchase.

(8)	Shareholders’ equity as of December 31 of each year.

(9)	Net interest revenue divided by average interest earning assets (as presented in “Item 5: Selected Statistical Information”).

(10)	Net income divided by average total assets (as presented in “Item 5: Selected Statistical Information”).

(11)	Net income divided by average shareholders’ equity (as presented in “Item 5: Selected Statistical Information”).

(12)	Non-performing loans consist of nonaccrual loans and restructured loans earning no interest. Pursuant to regulations of the Superintendency of Banks, we cease to accrue interest on a loan as soon as it becomes overdue as to any payment of principal or interest.

(13)	Past due loans are loans that are 90 days or more overdue.

(14)	Operating revenue includes “Net interest revenue,” “Total fees and income from services, net” and “Other operating income, net.”

(15)	Net interest margin on a U.S. GAAP basis has been determined by applying the relevant U.S. GAAP adjustments to net interest income presented in accordance with Article 9 of Regulation S-X but calculated on a Chilean GAAP basis. See Notes 23 and 27 to our financial statements.

(16)	Net income divided by average total assets. Average total assets were calculated as an average of the beginning and ending balance for each year, and total assets on a U.S. GAAP basis has been determined by applying the relevant U.S. GAAP adjustments to total assets presented in accordance with Article 9 of Regulation S-X. See Note 28 to our Audited Consolidated Financial Statements.

(17)	Average shareholders’ equity was calculated as an average of the beginning and ending balance for each year. Shareholders’ equity on a U.S. GAAP basis has been determined by applying the relevant U.S. GAAP adjustments to shareholders’ equity presented in accordance with Article 9 of Regulation S-X. See Note 28 to our Audited Consolidated Financial Statements.

(18)	Based on information published by the Central Bank.

(19)	The number of employees presented in this table for the years 1998-2001 are those of Santiago only, excluding subsidiaries, because consolidated employee information is not available for all years presented. The figure for 2002 is consolidated.

Exchange Rates

Chile has two currency markets, the Mercado Cambiario Formal, or the Formal Exchange Market and the Mercado Cambiario Informal, or the Informal Exchange Market. Under the Central Bank Act, the Central Bank determines which purchases and sales of foreign currencies must be carried out in the Formal Exchange Market. Pursuant to Central Bank regulations which are currently in effect, all payments, remittances or transfers of foreign exchange abroad which are required to be effected through the Formal Exchange Market may be effected with foreign currency procured outside the Formal Exchange Market. The Formal Exchange Market is comprised of the banks and other entities so authorized by the Central Bank. The conversion from pesos to U.S. dollars of all payments and distributions with respect to the ADSs described in this Annual Report must be transacted at the spot market rate in the Formal Exchange Market. Current regulations require that the Central Bank be informed of certain transactions and that they be effected through the Formal Exchange Market.

The reference exchange rate for the Formal Exchange Market is reset daily by the Central Bank, taking internal and external inflation into account, and is adjusted daily to reflect variations in parities between the peso and each of the U.S. dollar, the Euro and the Japanese yen. The observed exchange rate for a given date is the average exchange rate of the transactions conducted in the Formal Exchange Market on the immediately preceding banking day, as certified by the Central Bank.

Until August 1999, authorized transactions by banks were generally transacted within a certain band above or below the reference exchange rate. In order to maintain the average exchange rate within such limits, the Central Bank intervened by selling and buying foreign currencies on the Formal Exchange Market.

On September 2, 1999, the Central Bank eliminated the exchange rate band as an instrument of exchange rate policy, introducing more flexibility to the exchange market. The Central Bank announced it will intervene in the exchange market only in special and qualified cases.

Purchases and sales of foreign currencies which may be effected outside the Formal Exchange Market can be carried out in the Informal Exchange Market. The Informal Exchange Market reflects transactions carried out at informal exchange rates by entities not expressly authorized to operate in the Formal Exchange Market, such as certain foreign exchange houses and travel agencies. There are no limits imposed on the extent to which the rate of exchange in the Informal Exchange Market can fluctuate above or below the observed exchange rate. On December 31, 2002, the average exchange rate in the Informal Exchange Market was approximately the same as the published observed exchange rate for such date of Ch$712.38 per U.S.$1.00.

The following table sets forth the annual low, high, average and period-end observed exchange rate for U.S. dollars for each of the following periods, as reported by the Central Bank.

	Daily Observed Exchange Rate Ch$ Per U.S.$(1)
Year	Low(2)	High(2)	Average(3)	Period End
1998	439.18	475.41	460.29	473.77
1999	468.69	550.93	508.78	527.70
2000	501.04	580.37	539.49	572.68
2001	557.13	716.62	634.94	656.20
2002	641.75	756.56	689.24	712.38

Month
December 2002	692.94	712.38	701.95	712.38
January 2003	709.22	738.87	722.48	734.34
February 2003	733.10	755.26	745.21	753.54
March 2003	725.49	758.21	743.28	727.36
April 2003	705.32	731.56	718.25	705.32
May 2003	694.22	712.22	703.53	710.12
June 2003(4)	705.24	716.86	712.16	705.95

Source: Central Bank.

(1)	Nominal figures.

(2)	Exchange rates are the actual low and high, on a day-by-day basis for each period.

(3)	The average of monthly average rates during the year.

(4)	As of June 19, 2003.

Dividends

Under the current General Banking Law, a Chilean bank may only pay a single dividend per year (i.e., interim dividends are not permitted), Santander-Chile’s annual dividend is proposed by its Board of Directors and is approved by the shareholders at the annual ordinary shareholders’ meeting held the following year with respect to which the dividend is proposed. Following shareholder approval, the proposed dividend is declared and paid. Historically, the dividend for a particular year has been declared and paid no later than May of the following year. Dividends are paid to shareholders of record on the fifth day preceding the date set for payment of the dividend. The applicable record dated for the payment of dividends to holders of ADSs will, to the extent practicable, be the same.

Under the Chilean Companies Law, Chilean companies are generally required to distribute at least 30% of their earnings (calculated in accordance with Chilean GAAP) as dividends, but a bank is permitted to distribute less than 30% of its earnings, and may distribute no dividends at all, in any given year if the holders of at least two thirds of the bank’s outstanding shares of common stock so determine. The balances of Santander-Chile’s distributable net income is generally retained for use in Santander-Chile’s business (including for the maintenance of any required legal reserves). Although Santander-Chile’s Board of Directors currently intends to pay regular annual dividends, the amount of dividend payments will depend upon, among other factors, Santander-Chile’s then current level of earnings, capital and legal reserve requirements, as well as market conditions, and there can be no assurance as to the amount or timing of future dividends.

Dividends payable to holders of ADSs are net of foreign currency conversion expenses of the depositary and will be subject to the Chilean withholding tax currently at the rate of 35% (subject to credits in certain cases as described in “Taxation”). Owners of the ADSs will not be charged any dividend remittance fees by the Depositary with respect to cash or stock dividends. See “Item 10E: Taxation.”

Under the Foreign Investment Contract (as defined herein), the Depositary, on behalf of ADS holders, is granted access to the Formal Exchange Market to convert cash dividends from Chilean pesos to U.S. dollars and to pay such U.S. dollars to ADS holders outside Chile, net of taxes, and no separate registration by ADR holders is required. In the past, Chilean law required that holders of shares of Chilean companies who were not residents of Chile to register as foreign investors under one of the foreign investment regimes contemplated by Chilean law in order to have dividends, sale proceeds or other amounts with respect to their shares remitted outside Chile through the Formal Exchange Market. On April 19, 2001 the Central Bank deregulated the Exchange Market eliminating the need to obtain approval from the Central Bank in order to remit dividends, but at the same time this eliminated the possibility of accessing the Formal Exchange market. These changes do not affect the current Foreign Investment Contract which was signed prior to April 19, 2001 which grants access to the Formal Exchange Market with prior approval of the Central Bank. See “Item 10D: Exchange Controls.”

The following table presents dividends paid by us in nominal terms:

Year	Dividend MCh$ (1)	Per share Ch$/share (2)	Per ADR (3)	% over earnings
2000	50,529	0.51	530.65	100.0%
2001	88,510	0.89	929.53	100.0
2002	118,764	1.20	1,247.25	100.0
2003	157,315	0.83	867.4	100.0

(1)	Million of nominal pesos.

(2)	Calculated on the basis of 98,934 million shares for 2000, 2001 and 2002 and 188,446 million shares for 2003.

(3)	Calculated on the basis of 1,039 shares per ADS.

The following table presents dividends paid by Old Santander-Chile in the three years prior to the merger.

Year	Dividend MCh$ (1)	Per share Ch$/share (2)	Per ADR (3)	% over earnings
2000	40,742	1.61	353.49	75.0%
2001	47,406	1.88	414.05	60.0
2002	92,093	3.66	804.35	100.0

(1)	Million of nominal pesos.

(2)	Calculated on the basis of 25,188 million shares.

(3)	Calculated on the basis of 220 shares per ADS.

B. Capitalization and Indebtedness

Not applicable

C. Reasons for the Offer and Use of Proceeds

Not applicable

D. Risk Factors

You should carefully consider the following risk factors, as well as all the other information presented in this Annual Report before investing in securities issued by us. The risks and uncertainties described below are not the only ones that we face. Additional risks and uncertainties that we do not know about or that we currently think are immaterial may also impair our business operations. Any of the following risks, if they actually occur, could materially and adversely affect our business, results of operations, prospects and financial condition.

We are subject to market risks that are presented both in this subsection and in “Item 5: Operating and Financial Review and Prospects.”

Risks Associated with the Merger

We may fail to recognize the contemplated benefits of the merger

The value of our securities could be adversely affected to the extent we fail to realize the benefits we hope to achieve from the integration of Santiago and Old Santander-Chile, in particular, cost savings arising from integration of the two banks’ operations. We may fail to realize these projected cost savings in the time frame we anticipate or at all due to a variety of factors, including our inability to carry out anticipated headcount reductions, the integration of our back office operations or delays or obstacles in the integration of our systems. It is possible that the merger could result in the loss of key employees, the disruption of our ongoing business and inconsistencies in standards, controls, procedures and policies between the two former banks. Moreover, the success of the merger will at least in part be subject to a number of political, economic and other factors that are beyond our control.

The merger may affect our access to funding from Chilean pension funds (AFPs)

Chilean regulations impose restrictions on the share of assets that an AFP may allocate to a single issuer, which is currently fixed at 7% (including any securities issued by the issuer and any bank deposits with the issuer). As a result of the merger, the deposits and investments of several AFPs, which had separately invested in Old Santander-Chile and Santiago prior to the merger, in the aggregate currently exceed by half a percentage point (approximately Ch$973,909 million (US$1.3 billion)) the maximum exposure allowed by Chilean regulations. This excess aggregate exposure represents 8.1% of our total liabilities at March 2003. We expect the AFPs that currently exceed their exposure limit to gradually reduce their excess exposure to us (by reducing the deposits they maintain with us and the level of their investments in our securities) during the next three years. AFPs have until August 2005 to return to the investment limits imposed by Chilean regulations. We cannot assure you that this reduction will not have a material adverse effect on our financial condition and results of operations.

As the AFPs reduce their exposure to us, we may need to seek alternative sources of funding which could be more expensive and, as a consequence, may negatively impact our margins, financial condition and results of operations.

Our expected market share loss may exceed our projections

Based on our prior experience with full service bank mergers in Chile, we expect the integration of operations to cause a loss in our market share of between one and four percentage points of market share, principally due to over-exposure of certain corporate customers, overlapping of clients and disruptions in client services. There can be no assurance that our actual market share loss will not exceed our projections. A market share loss in excess of two percentage points could adversely affect our market positioning, financial results and results of operations.

Risks Associated with Our Business

Increased competition and industry consolidation may adversely affect results of our operations

The Chilean market for financial services is highly competitive. We compete with other Chilean private sector domestic and foreign banks, with Banco del Estado, a public-sector bank, with finance companies and with large department stores that make consumer loans to a large portion of the Chilean population. The lower-middle to middle income segments of the Chilean population and the small and medium-sized corporate segments have become the target markets of several banks, and competition in these segments is likely to increase. As a result, net interest margins in these segments are likely to decline. Although we believe that demand for financial products and services from the lower-middle to middle income market segments and for small and medium-sized companies will continue to grow during the remainder of the decade, we cannot assure you that net interest margins will be maintained at their current levels.

We also face competition from non-bank and non-finance competitors (principally department stores) with respect to some of our credit products, such as credit cards and consumer loans. In addition, we face competition from non-bank finance competitors, such as leasing, factoring and automobile finance companies, with respect to credit products, and mutual funds, pension funds and insurance companies, with respect to savings products. Currently, banks continue to be the main suppliers of leasing, factoring and mutual funds, and the insurance sales business has seen rapid growth.

The increase in competition within the Chilean banking industry in recent years has led to, among other things, consolidation in the industry. For example, in January 2002 Banco de Chile and Banco de A. Edwards, the third and fifth largest banks in Chile respectively, merged to become the largest Chilean bank at that time. We expect the trends of increased competition and consolidation to continue and result in the formation of new large financial groups. Consolidation, which can result in the creation of larger and stronger competitors, may adversely affect our financial condition and results of operations by decreasing the net interest margins we are able to generate. In addition, the recently enacted Law No. 19,769 allows insurance companies to participate and compete with us in the residential mortgage business.

Banco Santander Central Hispano controls a significant percentage of our share capital and exercises significant influence over board decisions

Banco Santander Central Hispano owns approximately 84.137% of our outstanding ordinary shares, which gives it the power to elect a majority of our board of directors and to determine the outcome of most matters submitted to a vote of shareholders, including matters that could affect our duration and existence.

We currently engage in, and expect from time to time in the future to engage in, financial and commercial transactions with subsidiaries and affiliates of Banco Santander Central Hispano. Among other transactions, we may, from time to time, have credit lines and outstandings with Banco Santander Central Hispano and its affiliated financial institutions around the world. As of December 31, 2002 we have no outstanding loan amounts with Santander Central Hispano. In addition, from time to time, in the normal course of business and on prevailing market terms, we enter into certain transactions with Banco Santander Central Hispano and other related parties for the provision of advisory and advertising services and for the rental of real estate. For additional information concerning our transactions with affiliates and other related parties, see Note 16 to our Audited Consolidated Financial Statements. While we believe that such transactions in the past have generally had a beneficial effect on us, no assurances can be given that any such transaction, or combination of transactions, will not have a material adverse effect on us in the future.

Our exposure to individuals and small businesses could lead to higher levels of past due loans and subsequent write-offs

A substantial number of our customers consists of individuals (approximately 35.4% of the value of the total loan portfolio as of December 31, 2002) and, to a lesser extent, small companies (those with annual sales of less than US$1.1 million) which comprised approximately 11.8% of the value of the total loan portfolio as of December 31, 2002. As part of our business strategy, we seek to increase lending and other services to small companies and individuals. Small companies and individuals are, however, more likely to be adversely affected by downturns in the Chilean economy than large corporations and high-income individuals. Consequently, in the future we may experience higher levels of past due loans, which could result in higher provisions for loan losses. In 1997, the Superintendency of Banks increased the level of provisions required for consumer loans (including loans to high income individuals) due to concerns regarding the levels of consumer indebtedness and vulnerability of the banking sector in an economic downturn. There can be no assurance that the levels of past due loans and subsequent write-offs will not be materially higher in the future.

Our results of operations are affected by interest rate volatility

Our results of operation depend to a great extent on our net interest revenue. In 2002, net interest revenue represented 85.5% of our operating income. Changes in market interest rates could affect the interest rates earned on our interest-earning assets differently from the interest rates paid on our interest-bearing liabilities leading to a reduction in our net interest revenue. Interest rates are highly sensitive to many factors beyond our control, including the reserve policies of the Central Bank, deregulation of the financial sector in Chile, domestic and international economic and political conditions and other factors. Any volatility in interest rates could adversely affect our business, our future financial performance and the price of our securities. Over the period from December 31, 1998 to December 31, 2002, yields on the Chilean government’s 90 day note as reported on those dates moved from 13.49% to 2.88%, decreasing every year, with a high of 8.69% and low of 6.14% in the twelve months ended December 31, 2001, and a high of 6.00% and a low of 2.87% in the twelve months ended December 31, 2002.

The growth of our loan portfolio may expose us to increased loan losses

From December 31, 1997 to December 31, 2002, our aggregate loan portfolio (on an unconsolidated combined basis) grew by 19.5% in nominal terms to Ch$7,731,346 million, while our consumer loan portfolio grew by 18.0% in nominal terms to Ch$709,522 million, each calculated in accordance with the loan classification system of the Superintendency of Banks. On a historical basis, during the same period, our aggregate loan portfolio grew by 75.0%, while our consumer loan portfolio grew by 137.8% in nominal terms. Because the method of classification of loans used by the Superintendency of Banks for its public information differs in minor respects from that used by us for internal accounting purposes, the foregoing figures may differ from the figures included in our financial statements. The further expansion of our loan portfolio (particularly in the consumer and real estate segments) can be expected to expose us to a higher level of loan losses and require us to establish higher levels of provisions for loan losses.

Our loan portfolio may not continue to grow at the same rate

There can be no assurance that in the future our loan portfolio will continue to grow at the same or similar rates as the historical growth rate of that previously experienced by Santiago or Old Santander-Chile. Due to the economic slowdown in Chile in recent years and the recession of 1999, loan demand has not been as strong as it was in the mid 1990s. Average loan growth has, however, remained significant in the last five years. According to the Superintendency of Banks, from December 31, 1997 to December 31, 2002, the aggregate amount of loans outstanding in the Chilean banking system (on an unconsolidated basis) grew 41.8% in nominal terms to Ch$31,674,779 million as of December 31, 2002. A reversal of the rate of growth of the Chilean economy could adversely affect the rate of growth of our loan portfolio and our risk index and, accordingly, increase our required reserves for loan losses.

Risks Relating to Chile

Our growth and profitability depend on the level of economic activity in Chile and other emerging markets

A substantial amount of our loans are to borrowers doing business in Chile. Accordingly, the recoverability of these loans in particular, our ability to increase the amount of loans outstanding and our results of operations and financial condition in general, are dependent to a significant extent on the level of economic activity in Chile. The Chilean economy has been influenced, to varying degrees, by economic conditions in other emerging market countries. We cannot assure you that the Chilean economy will continue to grow in the future or that future developments in or affecting the Chilean economy, including further consequences of continuing economic difficulties in Brazil, Argentina and other emerging markets, will not materially and adversely affect our business, financial condition or results of operations.

According to data published by the Central Bank, the Chilean economy contracted at a rate of 0.8% in 1999 and grew at a rate of 4.2% in 2000, 3.1% in 2001 and 2.1% in 2002. The lower economic growth prevailing in 1999, 2000, 2001 and 2002 have adversely affected the overall asset quality of the Chilean banking system and that of our own portfolios. According to information published by the Superintendency of Banks, the unconsolidated risk index of the Chilean financial system as a whole increased from 1.98% as of October 31, 1999, to 2.08% as of October 2000, but decreased to 1.90% as of October 2001 and was 2.00% as of February 28, 2003, the latest figure available. Our consolidated risk index as of March 31, 2003 was 1.84%. Our results of operations and financial condition could also be affected by changes in economic or other policies of the Chilean government, which has exercised and continues to exercise a substantial influence over many aspects of the private sector, or other political or economic developments in Chile.

Although economic conditions are different in each country, investors’ reactions to developments in one country may affect the securities of issuers in other countries, including Chile. For instance, the devaluation of the Mexican peso in December 1994 set off an economic crisis in Mexico that negatively affected the market value of securities in many countries throughout Latin America. The crisis in the Asian markets, beginning in July 1997, resulted in sharp devaluations of other Asian currencies and negatively affected markets throughout Asia, as well as in many markets in Latin America, including Chile. Similar adverse consequences resulted from the 1998 crisis in Russia and the devaluation of the Brazilian real in 1999. In part due to the Asian and Russian crises, the Chilean stock market declined significantly in 1998 to levels equivalent to 1994.

The economic problems being encountered by Argentina and Brazil may have an adverse effect on the Chilean economy and on our results of operations and the market value of our securities, including the notes

We are directly exposed to risks related to the weakness in the Argentine and Brazilian economies. As of December 31, 2002, approximately 1.3% and 0.7% of our loan portfolio was comprised of loans to Argentine and Brazilian companies, respectively. A continued recession in Argentina and continuing political uncertainty in Brazil may result in higher allowances for loan losses.

Argentina’s insolvency and recent default on its public debt, which deepened the existing financial, economic and political crises in that country, could adversely affect Chile, the market value of our securities, or our business. If Argentina’s economic environment continues to deteriorate or does not improve, the economy in Chile, as both a neighboring country and a trading partner, could also be affected and could experience slower growth than in recent years.

Our business could be affected by political uncertainty in Brazil. This could result in the need for us to increase our loan allowances, thus affecting our financial results, our results of operations and the price of our securities (including the notes).

Securities prices of Chilean companies including banks are, to varying degrees, influenced by economic and market considerations in other emerging market countries and by the US economy. We cannot assure you that the Argentine economic crisis and the political uncertainty in Brazil will not have an adverse effect on Chile, the price of our securities, or our business.

Currency fluctuations could adversely affect our financial condition and results of operations and the value of our securities

The Chilean government’s economic policies and any future changes in the value of the Chilean peso against the US dollar could affect the dollar value of our securities. The peso has been subject to large devaluations in the past and could be subject to significant fluctuations in the future. In the period from December 31, 1997 to December 31, 2002, the value of the Chilean peso relative to the US dollar decreased approximately 62.0%, as compared to an 8.8% decrease in value in the period from December 31, 1994 to December 31, 1997. The observed exchange rate on December 31, 2002 was Ch$712.38 = US$1.00, reflecting a depreciation of 8.6% in the year 2002. Our results of operations may be affected by fluctuations in the exchange rates between the peso and the dollar despite our policy and Chilean regulations relating to the general avoidance of material exchange rate mismatches. In order to avoid material exchange rate mismatches, we enter into forward exchange transactions. As of December 31, 2002, our foreign currency denominated liabilities and Chilean peso-denominated liabilities that contain repayment terms linked to changes in foreign currency exchange rates exceeded our foreign currency denominated assets and Chilean peso-denominated assets that contain repayment terms linked to changes in foreign currency exchange rates by Ch$11,396 million (US$16.0 million).

We may decide to change our policy regarding exchange rate mismatches. Regulations that limit such mismatches may also be amended or eliminated. Greater exchange rate mismatches will increase our exposure to the devaluation of the peso, and any such devaluation may impair our capacity to service foreign-currency obligations and may, therefore, materially and adversely affect our financial condition and results of operation. Notwithstanding the existence of general policies and regulations that limit material exchange rate mismatches, the economic policies of the Chilean government and any future fluctuations of the peso against the dollar could affect our financial condition and results of operations.

Inflation could adversely affect our financial condition and results of operations

Although Chilean inflation has moderated in recent years, Chile has experienced high levels of inflation in the past. High levels of inflation in Chile could adversely affect the Chilean economy and have an adverse effect on our results of operations and, indirectly, the value of our securities (including the notes). The following table shows the annual rate of inflation (as measured by changes in the Chilean consumer price index and as reported by the Chilean National Institute of Statistics during the last five years ended December 31). There can be no assurance that Chilean inflation will not change significantly from the current level.

Year	Inflation (CPI)
1998	4.7
1999	2.3
2000	4.5
2001	2.6
2002	2.8
Source: Chilean National Institute of Statistics

There can be no assurance that our operating results will not be adversely affected by changing levels of inflation, or that Chilean inflation will not change significantly from the current level.

Banking regulations may restrict our operations and thereby adversely affect our financial condition and results of operations

We are subject to regulation by the Superintendency of Banks. In addition, we are subject to regulation by the Central Bank with regard to certain matters, including interest rates and foreign exchange. During the Chilean financial crisis of 1982 and 1983, the Central Bank and the Superintendency of Banks strictly controlled the funding, lending and general business matters of the banking industry in Chile.

Pursuant to the Ley General de Bancos, Decreto con Fuerza de Ley No. 3 de 1997, or the General Banking Law, all Chilean banks may, subject to the approval of the Superintendency of Banks, engage in certain businesses other than commercial banking depending on the risk associated with such business and the financial strength of the bank. Such additional businesses include securities brokerage, mutual fund management, securitization, insurance brokerage, leasing, factoring, financial advisory, custody and transportation of securities, loan’s collection and financial services. The General Banking Law also applies to the Chilean banking system a modified version of the capital adequacy guidelines issued by the Basle Committee on Banking Regulation and Supervisory Practices and limits the discretion of the Superintendency of Banks to deny new banking licenses. There can be no assurance that regulators will not in the future impose more restrictive limitations on the activities of banks, including us, than those currently in effect. Any such change could have a material adverse effect on our financial condition or results of operations.

Historically, Chilean banks have not paid interest on amounts deposited in checking accounts. However, on February 28, 2002, the Central Bank amended the applicable regulations in order to allow banks to pay interest on checking accounts beginning on June 1, 2002, at an interest rate that may not exceed 4% per annum until May 31, 2003. Currently, there are no restrictions applicable after May 31, 2003 on the interest that may be paid on checking accounts. We have begun to pay interest on some checking accounts under certain conditions. If competition or other factors lead us to pay higher interest rates on checking accounts, to relax the conditions under which we pay interest or to increase the number of checking accounts on which we pay interest, any such change could have a material adverse effect on our financial condition or results of operations.

Chile has different corporate disclosure and accounting standards than those you may be familiar with in the United States

The accounting, financial reporting and securities disclosure requirements in Chile differ from those in the United States. Accordingly, the information about us available to you will not be the same as the information available to shareholders of a US company.

There are also important differences between Chilean and US accounting and financial reporting standards. As a result, Chilean financial statements and reported earnings generally differ from those reported based on US accounting and reporting standards.

As a regulated financial institution, we are required to submit to the Superintendency of Banks unaudited unconsolidated balance sheets and income statements, excluding any note disclosure, prepared in accordance with Chilean GAAP and the rules of the Superintendency of Banks on a monthly basis. This information is made public by the Superintendency of Banks within approximately three months of receipt. The Superintendency of Banks also makes summary financial information available within three weeks of receipt. Such disclosure differs in a number of significant respects from information generally available in the United States with respect to US financial institutions.

The securities laws of Chile, which govern open or publicly listed companies such as us, have as a principal objective promoting disclosure of all material corporate information to the public. Chilean disclosure requirements, however, differ from those in the United States in some important respects. In addition, although Chilean law imposes restrictions on insider trading and price manipulation, applicable Chilean laws are different from those in the United States and in certain respects the Chilean securities markets are not as highly regulated and supervised as the US securities markets.

Chile imposes controls on foreign investment and repatriation of investments that may affect your investment in, and earnings from, our ADSs.

Equity investments in Chile by persons who are not Chilean residents have generally been subject to various exchange control regulations which restrict the repatriation of the investments and earnings therefrom. In April 2001, the Central Bank eliminated the regulations that affected foreign investors except that investors are still required to provide the Central Bank with information related to equity investments and conduct such operations within Chile’s Formal Exchange Market. The ADSs are subject to a contract, dated May 17, 1994, among the depositary, us and the Central Bank that remains in full force and effect. The ADSs continue to be governed by the provisions of such contract subject to the regulations in existence prior to April 2001. The contract grants the depositary and the holders of the ADSs access to the Formal Exchange Market, which permits the depositary to remit dividends it receives from us to the holders of the ADSs. The contract also permits ADS holders to repatriate the proceeds from the sale of shares of our common stock withdrawn from the ADS facility, or that have been received free of payment as a consequence of spin-offs, mergers, capital increases, wind-ups, share dividends or preemptive rights transfers, enabling them to acquire the foreign currency necessary to repatriate earnings from such investments. Pursuant to Chilean law, the contract cannot be amended unilaterally by the Central Bank, and there are judicial precedents (although not binding with respect to future judicial decisions) indicating that contracts of this type may not be abrogated by future legislative changes or agreements of the board of directors of the Central Bank. Holders of shares of our common stock, except for shares of our common stock withdrawn from the ADS facility or received in the manner described above, are not entitled to the benefits of the contract, may not have access to the Formal Exchange Market, and may have restrictions on their ability to repatriate investments in shares of our common stock and earnings therefrom.

Owners of ADSs are entitled to receive dividends on the underlying shares to the same extent as the holders of shares. Dividends received by holders of ADSs will be paid net of foreign currency exchange fees and expenses of the depositary and will be subject to Chilean withholding tax, currently imposed at a rate of 35.0% (subject to credits in certain cases). If for any reason, including changes in Chilean law, the depositary were unable to convert Chilean pesos to U.S. dollars, investors would receive dividends and other distributions, if any, in Chilean pesos.

We cannot assure you that additional Chilean restrictions applicable to holders of our ADSs, the disposition of the shares underlying them or the repatriation of the proceeds from such disposition or the payment of dividends will not be imposed in the future, nor can we advise you as to the duration or impact of such restrictions if imposed.

Risks Relating to our ADSs

There may be a lack of liquidity and market for our shares and ADSs.

The ADSs are listed and traded on the NYSE. The common stock is listed and traded on the Santiago Stock Exchange, the Chile Electronic Stock Exchange and the Valparaiso Stock Exchange, which we refer to collectively as the Chilean Stock Exchanges, although the trading market for the common stock is small by international standards. As of December 31, 2002, we had 188,446,126,794 shares of common stock outstanding. The Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. According to Article 14 of the Ley de Mercado de Valores, Ley No. 18,045, or the Chilean Securities Market Law, the Superintendencia de Valores y Seguros, or the Superintendency of Securities and Insurance, may suspend the offer, quotation or trading of shares of any company listed on one or more Chilean Stock Exchanges for up to 30 days if, in its opinion, such suspension is necessary to protect investors or is justified for reasons of public interest. Such suspension may be extended for up to 120 days. If, at the expiration of the extension, the circumstances giving rise to the original suspension have not changed, the Superintendency of Securities and Insurance will then cancel the relevant listing in the registry of securities. In addition, the Santiago Stock Exchange may inquire as to any movement in the price of any securities in excess of 10.0% and suspend trading in such securities for a day if it deems necessary.

Although the common stock is traded on the Chilean Stock Exchanges, there can be no assurance that a liquid trading market for the common stock will continue. Approximately 15.9% of our outstanding common stock was held by the public (i.e., shareholders other than Banco Santander Central Hispano). A limited trading market in general and our concentrated ownership in particular may impair the ability of an ADS holder to sell in the Chilean market shares of common stock obtained upon withdrawal of such shares from the ADR facility in the amount and at the price and time such holder desires, and could increase the volatility of the price of the ADSs.

You may be unable to exercise preemptive rights.

The Ley Sobre Sociedades Anónimas, Ley No. 18,046 and the Reglamento de Sociedades Anónimas, which we refer to collectively as the Chilean Corporations Law, and applicable regulations require that whenever we issue new common stock for cash, we grant preemptive rights to all of our shareholders (including holders of ADSs), giving them the right to purchase a sufficient number of shares to maintain their existing ownership percentage. Such an offering would not be possible unless a registration statement under the U.S. Securities Act of 1933, as amended, were effective with respect to such rights and common stock or an exemption from the registration requirements thereunder were available.

Since we are not obligated to elect to make a registration statement available with respect to such rights and the common stock, you may not be able to exercise your preemptive rights. If a registration statement is not filed or an applicable exemption is not available, the depositary will sell such holders’ preemptive rights and distribute the proceeds thereof if a premium can be recognized over the cost of any such sale.

You may have fewer and less well defined shareholders’ rights than with shares of a company in the United States.

Our corporate affairs are governed by our estatutos, or bylaws, and the laws of Chile. Under such laws, our shareholders may have fewer or less well-defined rights than they might have as shareholders of a corporation incorporated in a U.S. jurisdiction. For example, under legislation applicable to Chilean banks, our shareholders would not be entitled to appraisal rights in the event of a merger or other business combination undertaken by us.

ITEM 4. INFORMATION ON THE COMPANY

A.    History and Development of the Company

Overview

We were formed on August 1, 2002 by the merger of two leading Chilean banks, Santiago and Old Santander-Chile, both of which were subsidiaries of our controlling shareholder, Banco Santander Central Hispano. We are the largest bank in Chile in terms of total assets, total deposits, loans and shareholder’s equity. As of December 31, 2002, we had total assets of Ch$11,660,467 million (US$16,368 million), loans net of allowances outstanding of Ch$7,699,097 million (US$10,807 million) deposits of Ch$6,083,909 million (US$8,540 million) and shareholders’ equity of Ch$963,205 million (US$1,352 million).

As of December 31, 2002 we employed 8,314 people and had the largest branch network in Chile with 347 branches. Our headquarters are located in Santiago and we operate in every major regional sector in Chile.

We provide a broad range of commercial and retail banking services to our customers. Among the products we offer are Chilean peso and foreign currency denominated loans to finance a variety of commercial transactions, trade financing, foreign currency forward contracts, credit lines and a variety of retail banking services, including mortgage financing. We seek to offer our customers a wide range of products while providing high levels of service. In addition to our traditional banking operations, we offer a variety of financial services including financial leasing, financial advisory services, mutual fund management, securities brokerage, insurance brokerage and investment management.

Prior to the merger, Santiago was the most profitable bank in Chile in terms of return on equity among the five largest Chilean banks in terms of shareholders’ equity, which we consider our peer group, while Old Santander-Chile had the best efficiency ratio within the same peer group. Santiago had the largest market share in terms of loans in the middle segment (middle to upper-income retail) while Old Santander-Chile had the largest such market share in the corporate and low- to middle-income segments. We believe the complementary strengths of the two banks give us the ability to compete effectively across all segments.

Old Santander-Chile was established as a subsidiary of Banco Santander Central Hispano in 1978. In 1982, Old Santander-Chile acquired a significant portion of the assets and liabilities of Banco Español-Chile, a domestic bank that had become insolvent. In July 1996, Old Santander-Chile was merged into Banco Osorno y la Unión becoming “Banco Santander-Chile”, the third largest private bank in terms of outstanding loans at that date. The combined efficiency ratio of the merged bank decreased from 63.1% on a combined basis as of year-end 1995 to 44.5% as of year-end 2001.

Santiago was founded in 1977 and by 1982 had become the second largest private sector Chilean bank in terms of outstanding loans. In January 1997, Santiago merged with Banco O’Higgins with Santiago being the surviving entity. In 1999, Santiago became a controlled subsidiary of Banco Santander Central Hispano. As of June 30, 2002, Santiago was the second largest private sector bank in Chile in terms of total assets, deposits, loans and shareholders’ equity. Following the merger with Banco O’Higgins, the combined efficiency ratio of the merged bank decreased to 49.1% as of year-end 2001 from 56.9% on a combined basis as of year-end 1996.

We believe that the expertise gained in the above mergers will help us to effectively consolidate the operations of Santiago and Old Santander-Chile and reduce the operational costs of the merged bank.

Relationship with Banco Santander Central Hispano

We believe that our relationship with our controlling shareholder, Banco Santander Central Hispano, offers us a significant competitive advantage over our peer Chilean banks. Banco Santander Central Hispano is one of the largest financial groups in Latin America, in terms of total assets measured on a region-wide basis, and a leading financial institution in Europe. Banco Santander Central Hispano’s principal operations are in Spain, Portugal,

Germany, Italy, Belgium and Latin America. Banco Santander Central Hispano also has significant operations in New York, Puerto Rico and London, as well as strategic investments in The Royal Bank of Scotland Group, and financial investments in Commerzbank, San Paolo-IMI and Banque Commerciale du Maroc. In Latin America, Banco Santander Central Hispano has majority shareholdings in banks in Argentina, Bolivia, Brazil, Chile, Colombia, Mexico, Paraguay, Peru, Uruguay and Venezuela.

Our relationship with Banco Santander Central Hispano provides us with access to the group’s client base, while its multinational focus allows us to offer international solutions to our clients’ financial needs. We also have the benefit of selectively borrowing from Banco Santander Central Hispano’s product offerings in other countries. Banco Santander Central Hispano has extensive experience in developing innovative financial products, particularly in the areas of residential mortgages, bancassurance and savings products.

We believe that our relationship with Banco Santander Central Hispano will also enhance our ability to manage credit and market risks by adopting policies and know-how developed by Banco Santander Central Hispano. Our internal auditing function has been strengthened and is more independent from management as a result of the addition of an internal auditing department that concurrently reports directly to our credit committee and the audit committee of Banco Santander Central Hispano. We believe that this structure leads to greater monitoring and control of our exposure to operational risks.

Banco Santander Central Hispano’s support includes the assignment of managerial personnel to key supervisory areas of Santander Chile, like Credit Risk, Auditing, Accounting and Financial Control. Santander Chile does not pay any management fees to Banco Santander Central Hispano in connection with these or other support services.

Merger Update

We have substantially completed the merger integration process. We believe that the affiliation of Santiago and Old Santander-Chile as commonly controlled subsidiaries of Banco Santander Central Hispano prior to the merger has facilitated the integration process. The last major areas to be integrated were information systems (in the Operations and Technology area), and branch network (in the Retail Banking area) which were the most sensitive to changes and their integration was deferred these to minimize disruption of client services. We substantially completed the integration of systems and integrated the branch network on April 24, 2003.

Despite our best efforts, we expect our market share to decrease during the years following the merger. We expect this decline because of client overlapping, and possible disruption of client services during the integration process. We will seek to limit our loss of market share to mainly low-yielding corporate loans which we believe will have a lower impact on our net interest revenue. We do not believe that under current market and economic conditions such a reduction in market share will have a material adverse effect on our financial condition or results of operations, although we can give no assurances in this regard. We estimate that during the year following the mergers of Santiago and O’Higgins in January 1997, and Old Santander-Chile and Osorno in April 1996, the merged banks experienced a loss of market share in terms of total loans of 1% to 2%. In the merger of Banco de A. Edwards and Banco de Chile, the most recent full service bank merger in Chile, we estimate that the merged entity experienced a market share loss in terms of total loans of 1.4%, from October 3, 2001 to December 31, 2002. Between August 1, 2002 and December 31, 2002 Banco Santander Chile’s loan market share decreased from 27.2% to 24.4%. There can be no assurance that our decline of market share will not exceed the market share losses experienced by other recently merged banks. See “Risk Factors—Risks Associated with the Merger—Our expected market share loss may exceed our projections”.

We continue to explore, on an ongoing basis, the advisability of selling some of our assets. Therefore, we may decide to dispose of certain assets in the future. We do not anticipate that any such sale will have a material adverse effect on our core business. Currently, we are not required by law or regulatory action to dispose of any assets.

B. Organizational Structure

The following table sets forth our significant subsidiaries as of December 31, 2002, including the principal activity, ownership interest and, if different, percentage of voting power held by us. All of our significant subsidiaries are incorporated in Chile.

Ownership & Voting power
Company	2002
Santiago Leasing S.A.	99.50%
Santiago Corredores de Bolsa Ltda.	99.20%
Santander S.A. Administradora Gral. de Fondos	99.96%
Santiago S.A. Administradora de Fondos de Inversión	—
Santiago Asesorías Financieras Ltda.	—
Santiago Agente de Valores Ltda.	—
Santiago Corredora de Seguros Ltda.	—
Cobranzas y Recaudaciones Ltda. (C y R)	99.90%
Santiago Factoring Ltda.	99.90%
Santander S.A. Agente de Valores	99.03%
Santander Administradora de Fondos Mutuos S.A.	99.96%
Santander S.A. Sociedad Securitizadora	99.64%
Corredora de Seguros Santander Ltda.	99.99%

The following chart shows Banco Santander Central Hispano’s ownership structure of us as of December 31, 2002.

Management Team

On August 1, 2002, a new management assumed full control of our operations. The President and Chairman of the board is Mauricio Larraín Garcés, former Vice-Chairman of Old Santander-Chile’s board. The Chief Executive Officer is Fernando Cañas Berkowitz, former Chief Executive Officer of Santiago.

A new organizational structure was put in place on October 31, 2002. The chart below sets forth the names and areas of responsibility of our senior commercial managers.

Commercial Structure

The chart below sets forth the names and areas of responsibilities of our operating managers.

Operating Structure

*	Employees of Santander Chile Holding.

Asset and Liability Committee

One of the first committees that was redesigned in anticipation of the merger was the Asset and Liabilities Management Committee. See “Item 11: Quantitative and Qualitative Disclosure About Market Risk.” Our asset and liability management policies are developed by the Asset and Liabilities Management Committee following guidelines and limits established by Banco Santander Central Hispano’s Global Risk Department. Prior to the merger, each bank’s Asset and Liabilities Management Committee was composed of senior members of each of Old Santander-Chile’s and Santiago’s Finance Division and their respective General Managers and Controllers. Since the merger, the composition of the Asset and Liabilities Management Committee has been modified. It now includes the Chairman of the Board, three members of the Board, the Chief Executive Officer, the Manager of the Finance Division and the Financial Controller. Senior members of Santander Chile’s Finance Division meet daily and, on a formal basis, weekly with the Asset and Liabilities Management Committee and outside consultants.

Credit Risk

We apply the credit risk standards and procedures of Old Santander-Chile, which mirror those followed by Banco Santander Central Hispano. We have already implemented the underwriting and monitoring procedures of Old Santander-Chile. In 2002 the Credit Risk Department reviewed the credit risk classifications of the portfolios of Santiago and Old Santander-Chile. In those cases in which a client of both banks had been assigned a dissimilar risk classification, we have adopted the policy of classifying the client in the lower classification level. The main differences were located in the commercial real estate portfolio. Total provisions and charge-offs associated with credit-risk leveling in 2002 were Ch$11,950 million.

We believe that Banco Santander Central Hispano’s credit risks standards are more conservative than the standards imposed on Chilean banks by the Superintendency of Banks. In particular, Banco Santander Central Hispano’s guidelines impose total independence between the commercial and credit risk areas and all credit operations must be approved by a committee integrated by both commercial and credit risk managers. We believe that these mechanisms contribute to sound growth and a healthier loan portfolio.

The Credit Risk Department is currently reviewing the loan classification of former Santiago’s loan portfolio especially in the middle and small-sized company segments. As a result, total loan loss provisions losses increased 14.3% in the first quarter of 2003 compared to the first quarter of 2002. This rise was mainly due to an increase in our risk index, mainly due to changes in risk classifications in Santiago’s loan portfolio. Our consolidated risk index as of March 31, 2003 reached 1.84%.

Personnel

Between August 1, 2002 and December 31, 2002 headcount fell by 628 persons. As of December 31, 2002, on a consolidated basis we had 8,314 employees, 7,767 of whom were bank employees and 547 of whom were employees of our subsidiaries. We expect to further reduce our headcount by approximately 800 additional persons as additional measures related to the merger are fully completed. The costs associated with the retirement program and the other headcount reduction were recognized fully in 2002 and amounted to Ch$22,063 million (US$31 million).

See “Item 6D: Directors, Senior Management and Employees—Employees” for additional information regarding our personnel.

Systems’ Integration

The systems’ integration is complete. We decided to adopt the Santiago platform as our standard system. We adopted a cautious approach to the merger of systems so as to minimize client-service disruptions.

Distribution Network

We integrated the Santiago and Old Santander-Chile branch networks once the operating systems of both banks were integrated. We believe that this integration will enable the branch offices, once connected under a single network, to minimize client-service difficulties. Concurrent with the integration of systems, we integrated Santander’s and Santiago’s branch networks (excluding the Banefe branch network) and launched the new commercial brand “Santander Santiago” for these branches. The main brands of the new bank are “Santander Santiago”, “Banefe” and “Santiago Express”. The ATM networks of both former banks is also interconnected. The internet functions were also united and a new website was launched simultaneously with the merger of systems and the integration of the branch network. We have also merged the sales forces of the two Banks.

Merger Expenses and Synergies

In 2002 we recognized Ch$63,381 million (US$89 million) in costs and charges related to the merger integration process which encompasses the majority of the merger integration costs. These merger expenses mainly consisted of :

•	Ch$38,629 million in direct merger costs recognized entirely as non-operating expenses and that can be broken down as follows:

•	Severance payments: Ch$22,063 million

•	Charge-off of computer systems: Ch$6,765 million

•	Remodeling and moving of headquarters and central services: Ch$4,851 million

•	Consulting: Ch$2,490 million

•	Other charge-offs: Ch$1,092 million

•	Marketing: Ch$706 million

•	Other expenses: Ch$662 million

•	Harmonization costs related to the leveling of depreciation standard of fixed assets: Ch$12,802 million

•	Provision expenses due to the leveling of credit risk classifications: Ch$11,950 million.

Total provisions for loan losses increased 14.3% in the first quarter of 2003 compared to the first quarter of 2002. This rise was mainly due to an increase in our risk index, mainly due to changes in risk classifications in Santiago’s loan portfolio. Our risk index as of March 31, 2003 reached 1.84%.

Capital Expenditures

The following table reflects capital expenditures in each of the three years ended December 31, 2000, 2001 and 2002.

	Years ended December 31,
	2000	2001	2002
	(in millions of constant Ch$ of December 31, 2002)
Land and Buildings	1,509	2,300	1,902
Machinery and Equipment	5,002	5,816	4,858
Furniture and Fixtures	1,182	481	1,525
Vehicles	70	342	781
Other	252	197	6,589

Total	8,015	9,136	15,655

For a discussion of our capital expenditures for the past three fiscal years and our projected expenditures for 2002, see “Item 5: Operating and Financial Review and Prospects—Capital Expenditures.”

C. Business Overview

Our internal organization is structured on the basis of the client segments we serve. We provide a full range of financial services to corporate and individual customers through two major business units: Retail Banking and Wholesale Banking.

Retail Banking

This segment includes lending carried out through our branch network primarily to individuals, small companies and micro-businesses. Retail Banking offers customers a range of products, including consumer loans, credit cards, auto loans, commercial loans, foreign trade financing and residential mortgage loans. As of December 31, 2002, retail banking represented 49.4% of our total loans outstanding and 99.3% of our total clients. As of the same date, we had 347 total branches, 60 of which operated under the Banefe brand name and 37 under the SantiagoExpress brand name. The remaining 190 branches are operated under the newly created Santander Santiago brand name.

We divide clients in this segment into the following sub-segments:

•	Middle- and upper-income, consisting of individuals with a monthly income of Ch$500,000 (US$702) and above. This segment accounts for 57.0% of our total clients and 30.8% of our loans as of December 31, 2002.

•	Lower-middle to middle-income, consisting of individuals with monthly income between Ch$150,000 (US$211) and Ch$500,000 (US$702) which are served through our Banefe division. This segment accounts for 37.4% of our total clients and 3.9% of our loans as of December 31, 2002.

•	Small businesses, consisting of small companies with annual sales between Ch$96 million (US$134,831) and Ch$800 million (US$1.1 million). As of December 31, 2002, small companies represented approximately 11.7% of our total loans outstanding and 4.9% of our total clients.

Wholesale Banking

Customers in this segment include medium-sized and large domestic and multinational companies. The Wholesale Banking business includes commercial lending, leasing, factoring, infrastructure construction financing, trade financing and financial advisory, payment and cash management services. We also provide a diversified range of treasury and risk management products to these customers. In addition, we finance real estate construction and significant infrastructure projects. Customers of this group have annual sales in excess of Ch$800 million (US$1.1 million) and represented 51.8% of our total loans outstanding and 0.7% of our total clients, as of December 31, 2002.

We divide clients in this segment into the following sub-segments:

•	Middle-market companies, consisting of companies with annual sales between Ch$800 million (US$1.1 million) and Ch$3.5 billion (US$4.9 million). As of December 31, 2002, medium-sized companies represented 17.8% of our total loans outstanding and 0.6% of our total clients.

•	Large corporations, consisting of companies with annual sales in excess of Ch$3.5 billion (US$4.9 million). As of December 31, 2002, these clients represented 34.0% of our total loans outstanding and 0.1% of our total clients.

The table below sets forth our lines of business and certain statistical information relating to each of them as of December 31, 2002.

	As of December 31, 2002
Segment	Net Interest Revenue(1)		Fees & Income from Services	Net Loan Loss Allowances(2)		Net gain (loss) from trading and mark-to- market of financial investments	Net Client Contribution(3)
	(millions of constant Ch$ as of December 31, 2002, except for percentages)
Retail Banking(1)	Ch$	295,374	Ch$64,580	Ch$	(45,931)	Ch$4,319	Ch$	318,342
Wholesale Banking		138,404	15,038		(16,915)	21,730		158,257

Others(5)		60,327	22,524		(3,227)	3,624		83,158

Total		494,104	102,142		(66,073)	29,673		530,173

(1)	Includes foreign exchange transactions.
(2)	Includes allowances for loan losses, charge-offs and loan loss recoveries.
(3)	Equal to net interest revenue plus fee income plus net gain (loss) from trading and mark-to-market of financial investments minus allowances for loan losses.
(4)	Includes contribution of Bank subsidiaries and other non-segmented items.

Operations through Subsidiaries

The General Banking Law once restricted the ability of banks to provide non-banking financial services. Beginning in 1986, the restrictions were somewhat eased, allowing banks to provide services deemed to be complementary to the commercial banking business, provided that the services are offered through subsidiaries.

The new General Banking Law, as amended on November 4, 1997, extended the scope of permissible activities to permit us to provide directly the leasing and financial advisory services we could formerly offer only through our subsidiaries, to offer investment advisory services outside of Chile and to undertake activities we could not formerly offer directly or through subsidiaries, such as factoring, securitization, foreign investment funds, custody and transport of securities and insurance brokerage services (except social security insurance).

For the year ended December 31, 2002, our subsidiaries collectively accounted for approximately 22.5% of our consolidated net income. The assets and operating income of these subsidiaries as of December 31, 2002 represented 7.3% and 10.8% of our total assets and operating income, respectively. Our current subsidiaries and ownership are the following:

	Ownership
Company	2002	2001
Santiago Leasing S.A.	99.50%	99.50%
Santiago Corredores de Bolsa Ltda.	99.20%	99.20%
Santander S.A. Administradora Gral. de Fondos (1)	99.96%	99.95%
Santiago S.A. Administradora de Fondos de Inversión (1)	—	99.99%
Santiago Asesorías Financieras Ltda. (4)	—	99.80%
Santiago Agente de Valores Ltda. (2)	—	99.00%
Santiago Corredora de Seguros Ltda. (3)	—	99.90%
Cobranzas y Recaudaciones Ltda. (C y R)	99.90%	99.90%
Santiago Factoring Ltda.	99.90%	99.90%
Santander S.A. Agente de Valores	99.03%	99.99%
Santander Administradora de Fondos Mutuos S.A.	99.96%	99.64%
Santander S.A. Sociedad Securitizadora	99.64%	99.96%
Corredora de Seguros Santander Ltda.	99.99%	99.03%

(1)	Santiago S.A. Administradora de Fondos de Inversión was merged into Santiago S.A. Administradora de Fondos Mutuos creating as of April 10, 2002 the new company Santiago S.A. Administradora General de Fondos with a 99.96% ownership by Banco Santander Chile. In 2003, Santiago S.A. Administradora General de Fondos changed its name to Santander S.A. Administradora General de Fondos.

(2)	On April 30, 2002 Santiago Agente de Valores was merged into Santiago Corredores de Bolsa Ltda.

(3)	On November 29, 2002 the company Santiago Corredora de Seguros Ltda. was merged into Corredora de Seguros Santander Ltd.

(4)	On December 30, 2002 the company Santiago Asesorías Financieras Ltda. was absorbed by Banco Santander Chile.

Competition

Overview

The Chilean financial services market consists of a variety of largely distinct sectors. The most important sector, commercial banking, includes a number of privately-owned banks and one public sector bank, BancoEstado (which operates within the same legal and regulatory framework as the private sector banks). The private sector banks, in turn, have traditionally been divided between those that are Chilean-owned, i.e., controlled by a Chilean entity and a number of foreign-owned banks which are operated in Chile but controlled by a foreign entity. The Chilean banking system is comprised of 25 private sector banks and one public sector bank. Three private sector banks along with the state-owned bank together accounted for 66.2% of all outstanding loans by Chilean financial institutions as of December 31, 2002.

The Chilean banking system has experienced increased competition in recent years largely due to consolidation in the industry and new legislation. For example, the merger of Banco de Chile with Banco de A. Edwards, effective January 2, 2002, resulted in the creation at that moment of the largest bank in Chile. As of December 31, 2002 Banco de Chile had a market share in total loans of 18.4% as of December 31, 2002. Shortly after the merger was effective, Santander Central Hispano announced the merger of the two banks it owned in Chile Banco Santander

Chile and Banco Santiago creating the largest bank in Chile. Commercial banks face increasing competition from other financial intermediaries who can provide larger companies with access to the capital markets as an alternative to bank loans. The enactment of the Capital Markets Reform Bill in 2001, has made it more tax-advantageous and easier for companies to issue commercial paper, adding an additional financing alternative. To the extent permitted by the General Banking Law, we seek to maintain a competitive position in this respect through the investment banking activities of our subsidiaries.

Under the General Banking Law, a bank must have a minimum of UF800,000 (Ch$13,395 million or approximately US$18.8 million) in paid-in capital and reserves. However, following the approval of the Capital Markets Reform Bill a bank may begin its operations with 50.0% of such amount, provided that it has a total capital ratio (effective capital to risk weighted assets) of not less than 12.0%. When the paid-in capital reaches UF600,000 (approximately Ch$10,046 million or approximately US$14.1 million) the required total capital ratio will be reduced to 10.0% of its risk weighted assets.

As shown in the following table, as a result of the merger we are the market leader in practically every aspect of the banking industry in Chile:

	Market Share at December 31, 2002	Rank as of December 31, 2002
Commercial loans	22.6%	1
Consumer loans	26.5	1
Mortgage loans (residential and general purpose)	26.3	1
Residential mortgage loans	25.0	2
Foreign trade loans	23.1	1
Total loans	24.4	1
Deposits	21.5	1
Mutual funds (assets managed)	21.3	2
Mutual funds (clients)	26.0	1
Credit card accounts	36.5	1
Branches (1)	21.8	1
ATM locations	30.5	1

Source: Superintendency of Banks (unconsolidated data).

(1)	Excluding special-service payment centers.

The following tables set out certain statistics comparing our market position in comparison to our peer group, defined as the five largest banks in Chile in terms of shareholders’ equity as of December 31, 2002.

Loans

As of December 31, 2002 our loan portfolio was the largest among Chilean banks. Our unconsolidated portfolio represented 24.4% of the market for loans in the Chilean financial system (comprising all commercial banks and finance companies) as of such date. The following table sets forth the market shares in terms of loans for us and our peer group as of December 31, 2002:

	As of December 31, 2002
Loans(1)	Ch$ million	In thousand of US$	Market Share
Santander Chile	7,731,346	10,852,839	24.4%
Banco de Chile	5,882,756	8,257,890	18.6
Banco del Estado	4,055,309	5,692,621	12.8
Banco de Crédito e Inversiones	3,281,829	4,606,852	10.4
BBVA-Banco Bhif	2,098,189	2,945,323	6.6

Total	23,049,429	32,355,525	72.8

Source: Superintendency of Banks (unconsolidated data).

(1)	Because the method of classification of assets used by the Superintendency of Banks for its public information differs in minor respects from that used by us for accounting purposes, the amounts in this table may differ from the figures included in our financial statements and those of our predecessor banks.

Deposits

In unconsolidated terms, our 21.5% of the market for deposits ranks us in first place among banks. The following table sets forth the market shares in terms of deposits for us and our peer group as of December 31, 2002:

	As of December 31, 2002
Deposits(1)	Ch$ million	In thousand of US$	Market Share
Santander Chile	5,354,036	7,515,702	21.5%
Banco de Chile	4,251,364	5,967,832	17.1
Banco del Estado	4,009,010	5,627,629	16.1
Banco de Crédito e Inversiones	2,448,119	3,436,535	9.8
BBVA-Banco Bhif	1,671,426	2,346,256	6.7

Total	17,733,955	24,893,954	71.2

Source: Superintendency of Banks (unconsolidated basis).

(1)	Because the method of classification of assets used by the Superintendency of Banks for its public information differs in minor respects from that used by us for accounting purposes, the amounts in this table may differ from the figures included in our financial statements and those of our predecessor banks.

Shareholders’ equity

With Ch$963,205 million (US$1,352 million) in shareholders’ equity, as of December 31, 2002, we were the largest commercial bank in Chile in terms of shareholders’ equity. The following table sets forth the level of shareholders’ equity for us and our peer group as of December 31, 2002:

	As of December 31, 2002
Equity(1)	Ch$ millions	In thousands of US$	%(1)
Santander Chile(1)	963,205	1,352,094	23.7%
Banco de Chile	618,230	867,837	15.2
Banco del Estado	371,600	521,632	9.1
Banco de Crédito e Inversiones	312,141	438,166	7.7
BBVA-Banco Bhif	258,283	362,564	6.3

Total	2,523,459	3,542,293	62.0

Source: Superintendency of Banks.

(1)	Percentage of total shareholders’ equity of financial system.

Efficiency

As of December 31, 2002, on an unconsolidated basis we were the most efficient bank in our peer group. The following table sets forth the efficiency ratio defined as operating expenses divided by operating income for us and our peer group as of December 31, 2002:

As of December 31, 2002
Efficiency ratio	%
Santander Chile	47.7%
Banco de Chile	58.3

Banco del Estado	65.3
Banco de Crédito e Inversiones	52.9
BBVA-Banco Bhif	59.3
Chilean Financial System	53.9

Source: Superintendency of Banks (unconsolidated data).

Return on capital

As of December 31, 2002, we were the second most profitable bank in our peer group. The following table sets forth the annualized return on capital as defined by the Superintendency of Banks for us and our peer group as of December 31, 2002:

As of December 31, 2002
Return on Capital	%
Santander Chile	19.5%
Banco de Chile	9.3
Banco del Estado	8.1
Banco de Crédito e Inversiones	22.6
BBVA-Banco Bhif	9.1
Chilean Financial System	14.4

Source: Superintendency of Banks (unconsolidated data).

Risk index

As of February 28, 2003, we had the second highest risk index among our peer group. The following table sets forth the risk index as defined by the Superintendency of Banks for us and our peer group as of February 28, 2003:

As of February 28, 2003, except Santander Chile
Risk Index	%
Santander Chile(1)	1.84%
Banco de Chile	2.98
Banco del Estado	1.52
Banco de Crédito e Inversiones	1.33
BBVA-Banco Bhif	1.63
Chilean Financial System	2.00

Source: Superintendency of Banks (unconsolidated data).

(1)	Santander-Chile’s risk index as of March 31, 2003. The average risk index for all banks and financial institutions that provide information to the Superintendency of Banks has been calculated using data as of February 28, 2003, the latest date for which data is available.

D.    Regulation and Supervision

General

In Chile, only banks may maintain checking accounts for their customers, conduct foreign trade operations, and together with financial companies, accept time deposits. The principal authorities that regulate financial institutions in Chile are the Superintendency of Banks and the Central Bank. Chilean banks are primarily subject to the General Banking Law and secondarily, to the extent not inconsistent with this statute, the provisions of the Chilean Corporations Law governing public corporations, except for certain provisions which are expressly excluded.

The modern Chilean banking system dates from 1925 and has been characterized by periods of substantial regulation and state intervention, as well as periods of deregulation. The most recent period of deregulation commenced in 1975 and culminated in adoption of a series of amendments to General Banking Law. That law, amended most recently in 2001, granted additional powers to banks, including general underwriting powers for new issues of certain debt and equity securities and the power to create subsidiaries to engage in activities related to banking, such as brokerage, investment advisory, mutual fund services, administration of investment funds, factoring, securitization products and financial leasing services. Following the Chilean banking crisis during 1982 and 1983, the Superintendency of Banks assumed control of 21 financial institutions representing approximately 51% of the total loans in the banking system. As part of the solution to this crisis, the Central Bank permitted financial institutions to sell to it a certain portion of their problem loan portfolios, at the book value of such loan portfolios. Each institution then repurchased such loans at their economic value (which, in most cases, was much lower than the book value at which the Central Bank had acquired the loans) and the difference was to be repaid to the Central Bank out of future income. Pursuant to Law No. 18,818, which was passed in 1989, this difference was converted into a subordinated obligation with no fixed term, known as “deuda subordinada” or subordinated debt which, in case of liquidation of the institution, would be paid after the institution’s other debts had been paid in full.

The Central Bank

The Central Bank is an autonomous legal entity created by the Chilean Constitution. It is subject to the Chilean Constitution and its own ley organica constitucional, or organic constitutional law. To the extent not inconsistent with the Chilean Constitution or the Central Bank’s organic constitutional law, the Central Bank is also subject to private sector laws (but in no event is it subject to the laws applicable to the public sector). It is directed and administered by a board of directors composed of five members designated by the President of Chile, subject to the approval of the Senate.

The legal purpose of the Central Bank is to maintain the stability of the Chilean peso and the orderly functioning of Chile’s internal and external payment system. The Central Bank’s powers include setting reserve requirements, regulating the amount of money and credit in circulation, establishing regulations and guidelines regarding finance companies, foreign exchange (including the Formal Exchange Market) and banks’ deposit-taking activities.

The Superintendency of Banks

Banks are supervised and controlled by the Superintendency of Banks, an independent Chilean governmental agency. The Superintendency of Banks authorizes the creation of new banks and has broad powers to interpret and enforce legal and regulatory requirements applicable to banks and financial companies. Furthermore, in case of noncompliance with such legal and regulatory requirements, the Superintendency of Banks has the ability to impose sanctions. In extreme cases, it can appoint, with the prior approval of the board of directors of the Central Bank, a provisional administrator to manage a bank. It must also approve any amendment to a bank’s bylaws or any increase in its capital.

The Superintendency of Banks examines all banks from time to time, generally at least once a year. Banks are also required to submit their financial statements monthly to the Superintendency of Banks, and a bank’s financial statements are published at least four times a year in a newspaper with countrywide coverage. In addition, banks are required to provide extensive information regarding their operations at various periodic intervals to the Superintendency of Banks. A bank’s annual financial statements and the opinion of its independent auditors must also be submitted to the Superintendency of Banks.

Any person wishing to acquire, directly or indirectly, 10.0% or more of the share capital of a bank must obtain the prior approval of the Superintendency of Banks. The absence of such approval will cause the holder of such shares so acquired not to have the right to vote such shares. The Superintendency of Banks may only refuse to grant its approval, based on specific grounds set forth in the General Banking Law.

According to Article 35 bis of the General Banking Law the prior authorization of the Superintendency of Banks is required for:

•	the merger of two or more banks,

•	the acquisition of all or a substantial portion of a banks’ assets and liabilities by another bank,

•	the control by the same person, or controlling group, of two or more banks, or

•	a substantial increase in the share ownership of a bank by a controlling shareholder of that bank.

Such prior authorization is required solely when the acquiring bank or the resulting group of banks would own a significant market share in loans, defined by the Superintendency of Banks to be more than 15.0% of all loans in the Chilean banking system. The intended purchase may be denied by the Superintendency of Banks; alternatively the purchase may be conditioned on one or more of the following:

•	that the bank or banks maintain an effective equity higher than 8.0% and up to 14.0% of their risk weighted assets,

•	that the technical reserve established in article 65 of the General Banking Law be applicable when deposits exceed one and a half times the resulting bank’s paid-in capital and reserves, or

•	that the margin for interbank loans be diminished to 20.0% of the resulting bank’s effective equity.

•	Pursuant to the regulations of the Superintendency of Banks, the following ownership disclosures are required:

•	banks are required to inform the Superintendency of Banks of the identity of any person owning, directly or indirectly, 5.0% or more of such banks’ shares,

•	holders of ADSs must disclose to the depositary the identity of beneficial owners of ADSs registered under such holders’ names, and

•	the depositary is required to notify the bank as to the identity of beneficial owners of ADSs which such depositary has registered and the bank, in turn, is required to notify the Superintendency of Banks as to the identity of the beneficial owners of the ADSs representing 5.0% or more of such bank’s shares.

Limitations on Types of Activities

Chilean banks can only conduct those activities allowed by the General Banking Law: making loans, accepting deposits and, subject to limitations, making investments and performing financial services. Investments are restricted to real estate for the bank’s own use, gold, foreign exchange and debt securities. Through subsidiaries, banks may also engage in other specific financial service activities such as securities brokerage services, mutual fund management, investment fund management, financial advisory and leasing activities. Subject to specific limitations and the prior approval of the Superintendency of Banks and the Central Bank, Chilean banks may own majority or minority interests in foreign banks.

On March 2, 2002 the Central Bank of Chile authorized banks to pay interest on checking accounts. On March 20, 2002 the Superintendency of Banks published guidelines establishing that beginning on June 1, 2002, banks could offer a new checking account product that pays interest. The Superintendency of Banks also stated that these accounts may be subject to minimum balance limits and different interest rates depending on average balances held in the account. This product is optional and banks may also charge fees for the use of this new product. For banks with a solvency score of less than A (See Item 4B: Chilean Regulation and Supervision—Management and Capitalization Evaluation) the Central Bank has also imposed additional caps to the interest rate that can be charged.

Deposit Insurance

In Chile, the State guarantees up to 90.0% of the principal amount of certain time and demand deposits held by natural persons. The State guarantee covers those obligations with a maximum value of UF120 per person (Ch$2,009,294 or U.S.$2,821 as of December 31, 2002) per calendar year.

Reserve Requirements

Deposits are subject to a reserve requirement, of 9.0% for peso-denominated demand deposits, 3.6% for UF- and peso-denominated time deposits, 19.0% for dollar-denominated and other foreign currency denominated demand deposits and 13.6% for dollar-denominated and other foreign currency denominated time deposits (with terms of less than one year). Banks are authorized to deduct daily from their foreign currency denominated liabilities subject to reserve requirement, the balance in foreign currency of certain loans and financial investments held outside of Chile. The deductions should be done as follows:

•	first, term liabilities denominated in foreign currency and subject to reserve requirements,

•	second, if there is any positive difference, demand liabilities denominated in foreign currency and subject to reserve requirements, and

•	finally, foreign loans subject to reserve requirements. The total amount deductible cannot exceed 70.0% of a bank’s effective equity.

The Central Bank has statutory authority to increase reserve requirements up to an average of 40.0% for demand deposits (of any denomination) and up to 20.0% for time deposits (of any denomination) to implement monetary policy. In addition, a 100.0% technical reserve applies to demand deposits, deposits in checking accounts, or obligations payable on sight incurred in the ordinary course of business, other deposits unconditionally payable immediately or within a term of less than 30 days and time deposits payable within 10 days prior to maturity, to the extent their aggregate amount exceeds 2.5 times the amount of a bank’s paid-in capital and reserves.

Minimum Capital

Under the General Banking Law, a bank must have a minimum paid-in capital and reserves of UF800,000 (Ch$13,395 million or U.S.$18.8 million as of December 31, 2002). However, a bank may begin its operations with 50.0% of such amount, provided that it has a total capital ratio (defined as effective equity as a percentage of risk weighted assets) of not less than 12.0%. When such a bank’s paid-in capital reaches UF600,000 (Ch$10,046 million or U.S.$14.1 million as of December 31, 2002) the total capital ratio required is reduced to 10.0%.

Capital Adequacy Requirements

According to the General Banking Law, each bank should have an effective equity of at least 8.0% of its risk weighted assets, net of required allowances. Effective equity is defined as the aggregate of:

•	a bank’s paid-in capital and reserves, excluding capital attributable to subsidiaries and foreign branches,

•	its subordinated bonds, considered at the issuing price (but decreasing 20.0% for each year during the period commencing six years prior to maturity), but not exceeding 50.0% of its Net Capital Base, and

•	its voluntary allowances for loan losses, up to 1.25% of risk weighted assets.

Banks should also have Capital basico, or Net Capital Base, of at least 3.0% of its total assets, net of allowances. Net Capital Base, is defined as a bank’s paid-in capital and reserves and is similar to Tier 1 capital except that it does not include net income for the period. An amendment to the General Banking Law enacted on November 7, 2001 eliminated the exclusion of the investment in subsidiaries and foreign branches from the calculation of Net Capital Base.

The calculation of risk weighted assets is based on a five category risk classification system to be applied to a bank asset that is based on the Basle Committee recommendations.

Lending Limits

Under the General Banking Law, Chilean banks are subject to certain lending limits, including the following material limits:

•	A bank may not extend to any entity or individual (or any one group of related entities), directly or indirectly, unsecured credit in an amount that exceeds 5.0% of the bank’s effective equity, or in an amount that exceeds 25.0% of its effective equity if the excess over 5.0% is secured by certain assets with a value equal to or higher than such excess. In the case of foreign export trade financing, the 5.0% ceiling for unsecured credits is raised to 10.0% and the 25.0% ceiling for secured credits to 30.0%. In the case of financing infrastructure projects built through the concession mechanism, the 5.0% ceiling for unsecured credits is raised to 15.0% if secured by a pledge over the concession, or if granted by two or more banks or finance companies which have executed a credit agreement with the builder or holder of the concession,

•	a bank may not extend loans to another financial institution subject to the General Banking Law in an aggregate amount exceeding 30.0% of its effective equity,

•	a bank may not directly or indirectly grant a loan whose purpose is to allow an individual or entity to acquire shares of the lender bank,

•	a bank may not lend, directly or indirectly, to a director or any other person who has the power to act on behalf of the bank, and

•	a bank may not grant loans to related parties (including holders of more than 1.0% of its shares) on more favorable terms than those generally offered to non-related parties. Loans granted to related parties are subject to the limitations described in the first bullet point above. In addition, the aggregate amount of loans to related parties may not exceed a bank’s effective equity.

In addition, the General Banking Law limits the aggregate amount of loans that a bank may grant to its employees to 1.5% of its effective equity, and provides that no individual employee may receive loans in excess of 10.0% of this 1.5% limit. Notwithstanding these limitations, a bank may grant to each of its employees a single residential mortgage loan for personal use once during such employee’s term of employment.

Allowance for Loan Losses

Chilean banks are required to provide to the Superintendency of Banks detailed information regarding their loan portfolio on a monthly basis. Each bank is also required to maintain a global allowance for loan losses, the amount of which must at least equal the aggregate amount of its outstanding loans multiplied by the greater of (1) its “risk index” or (2) 0.75%. See “Item 5D: Asset and Liability Management—Selected Statistical Information” for an explanation of the “risk index” and other information regarding allowance for loan losses. As of February 28, 2003, our unconsolidated risk index was 1.77% compared with an average for the Chilean financial system as a whole (i.e., all banks and finance companies) of 2.00%, as of February 28, 2003 (the latest available information for the Chilean financial system).

Banks in Chile are also required to maintain an individual allowance for loans on which any payment of principal or interest is 90 days or more overdue. An individual allowance for loan losses equal to 100.0% of the past due portion of such past due loan is required to the extent that the loan is unsecured. In the event that non-payment of a portion of a loan permits a bank to accelerate the loan, and the bank commences legal proceedings against the debtor to collect the full amount of the loan, the individual loan loss reserve must be equal to 100.0% of the loan within 90 days as of the filing of the lawsuit. The Superintendency of Banks has ruled that in the case of past due loans, individual loans loss reserves should be made only for the difference between 100.0% of the past due portion of a past due loan (or the full amount of the loan if the preceding sentence applies) and the reserve made for such loan when calculating the global loan loss reserve. A bank may also voluntarily maintain additional allowances for loan losses in excess of the minimum amounts required as global and individual allowances. See “Item 5D: Asset and Liability Management—Selected Statistical Information.”

New Regulations

The Superintendency of Banks presently examines and evaluates each financial institution’s credit management process, including its compliance with the loan classification guidelines, and on that basis classifies banks and other financial institutions into three categories: I, II and III. Category I is reserved for institutions that fully comply with the loan classification guidelines. Institutions are rated as Category II if their loan classification system has deficiencies that must be corrected by the bank’s management. Category III indicates significant deviations from the Superintendency of Banks’ guidelines that clearly reflect inadequacies in the evaluation of the risk and estimated losses associated with loans. We have been classified as a Category I bank since December 1991 (this classification system was established by the Superintendency of Banks in 1990 and has been applied to us since 1991).

In accordance with the new regulation, banks will be classified in categories 1, 2, 3 and 4. The category of each bank will depend on the models and methods used by the bank to classify its loan portfolio, as determined by the Superintendency of Banks. Category 1 banks will be those banks whose methods and models are satisfactory to the Superintendency of Banks. Category 1 banks will be entitled to continue using the same methods and models they currently have in place. A bank classified as a category 2 bank will have to maintain the minimum levels of reserves established by the Superintendency of Banks while its board of directors is made aware of the problems detected by the Superintendency of Banks and takes steps to correct them. Finally, banks classified as categories 3 and 4 banks will have to maintain the minimum levels of reserves established by the Superintendency of Banks until they are authorized by the Superintendency of Banks to do otherwise.

For purposes of these new classifications, loans will be divided into: (i) consumer loans (including loans granted to individuals for the purpose of financing the acquisition of consumer goods or payment of services); (ii) residential mortgage loans (including loans granted to individuals for the acquisition, construction or repair of residential real estate, in which the value of the property covers at least 100% of the amount of the loan); (iii) leasing operations (including consumer leasing, commercial leasing and residential leasing); (iv) factoring operations and (v) commercial loans (includes all loans other than consumer loans and residential mortgage loans).

In accordance with the new regulations, which will be effective as of January 1, 2004, the models and methods used to classify our loan portfolio must follow the following guiding principles, which have been established by the Superintendency of Banks.

Models based on the individual analysis of borrowers

•	Requires the assignment of a risk category level to each borrower and its respective loans.

•	Must consider the following risk factors within the analysis: industry or sector of the borrower, owners or managers of the borrower, their financial situation, their payment capacity and payment behavior.

•	One of the following risk categories must be assigned to each loan and borrower upon finishing the analysis:

•	Classifications A1, A2 and A3, correspond to borrowers with no apparent credit risk.

•	Classifications B, correspond to borrowers with some credit risk but no apparent deterioration of payment capacity.

•	Classifications C1, C2, C3, C4, D1 and D2 correspond to borrowers whose loans have deteriorated.

For loans classified as A1, A2 and A3, the board of directors of a bank is authorized to determine the levels of required reserves. For loans classified in Categories C1, C2, C3, C4, D1 and D2, the bank must have the following levels of reserves:

Classification	Estimated range of loss	Reserve
C1	Up to 3%	2%
C2	More than 3% up to 19%	10
C3	More than 19% up to 29%	25
C4	More than 29% up to 49%	40
D1	More than 49% up to 79%	65
D2	More than 79%	90

Models based on group analysis

•	Suitable for the evaluation of a large number of borrowers whose individual loan amounts are relatively small. These models are intended to be used primarily to analyze loans to individuals and small companies.

•	Levels of required reserves are to be determined by the Bank, according to the estimated loss that may result from the loans, by classifying the loan portfolio using one or both of the following models:

•	A model based on the characteristics of the borrowers and their outstanding loans. Borrowers and their loans with similar characteristics will be placed into groups and each group will be assigned a risk level.

•	A model based on the behavior of a group of loans. Loans with analogous past payment histories and similar characteristics will be placed into groups and each group will be assigned a risk level.

Additional Reserves

Once the regulations become effective, banks will be able to create reserves above the limits described above only to cover specific risks that have been authorized by their board of directors. The concept of voluntary reserves has been eliminated by the new regulation.

Obligations Denominated in Foreign Currencies

Foreign currency denominated obligations of Chilean banks are subject to four requirements.

•	There is a reserve requirement of 19.0% for dollar-denominated and other foreign currency denominated demand deposits and obligations and 13.6% in respect of dollar-denominated and other foreign currency denominated time deposits and obligations, excluding foreign currency denominated obligations with a maturity of more than one year. See “—Reserve Requirements above;”

•	A bank’s risk adjusted net asset (liability) foreign currency position cannot exceed 20% of its Net Capital Base;

•	Under Central Bank regulations applicable since August 31, 1999, (1) the aggregate amount of our net foreign currency liabilities having an original maturity of less than 30 days cannot exceed our Net Capital Base and (2) the aggregate amount of our net foreign currency liabilities having an original maturity of less than 90 days cannot exceed twice our Net Capital Base; and

•	After June 30, 2000, the interest rate mismatches of our foreign currency liabilities may not exceed 8.0% of our Net Capital Base.

Capital Markets

Under the General Banking Law, banks in Chile may purchase, sell, place, underwrite and act as paying agents with respect to certain debt securities. Likewise, banks in Chile may place and underwrite certain equity securities. Bank subsidiaries may also engage in debt placement and dealing, equity issuance advice and securities brokerage, as well as in financial leasing, mutual fund and investment fund administration, investment advisory services and merger and acquisition services. These subsidiaries are regulated by the Superintendency of Banks and, in some cases, also by the Superintendency of Securities and Insurance, the regulator of the Chilean securities market and of open-stock corporations.

Legal Provisions Regarding Banking Institutions with Economic Difficulties

The General Banking Law provides that if specified adverse circumstances exist at any bank, its board of directors must correct the situation within 30 days from the date of receipt of the relevant financial statements. If the board of directors is unable to do so, it must call a special shareholders’ meeting to increase the capital of the bank by the amount necessary to return the bank to financial stability. If the shareholders reject the capital increase, or if it is not effected within the term and in the manner agreed to at the meeting, or if the Superintendency of Banks does not approve the board of directors proposal, the bank will be barred from increasing its loan portfolio beyond that stated in the financial statements presented to the board of directors and from making any further investments in any instrument other than in instruments issued by the Central Bank. In such a case, or in the event that a bank is unable to make timely payment in respect of its obligations or if a bank is under provisional administration of the Superintendency of Banks, the General Banking Law provides that the bank may receive a two-year term loan from another bank. The terms and conditions of such a loan must be approved by the directors of both banks, as well as by the Superintendency of Banks, but need not be submitted to the borrowing bank’s shareholders for their approval. In any event, a creditor bank cannot grant interbank loans to an insolvent bank in an amount exceeding 25.0% of the creditor bank’s effective equity. The board of directors of a bank that is unable to make timely payment of its obligations must present a reorganization plan to its creditors in order to capitalize the credits, extend their respective terms, forgive debts or take other measures for the payment of the debts. If the board of directors of a bank submits a reorganization plan to its creditors and such arrangement is approved, all subordinated debt issued by the bank, whether or not matured, will be converted by operation of law into common stock in the amount required for the ratio of effective equity to risk-weighted assets not to be lower than 12.0%. If a bank fails to pay an obligation, it must notify the Superintendency of Banks, which shall determine if the bank is solvent.

Dissolution and Liquidation of Banks

The Superintendency of Banks may establish that a bank should be liquidated for the benefit of its depositors or other creditors when such bank does not have the necessary solvency to continue its operations. In such case, the Superintendency of Banks must revoke a bank’s authorization to exist and order its mandatory liquidation, subject to agreement by the Central Bank. The Superintendency of Banks must also revoke a bank’s authorization if the reorganization plan of such bank has been rejected twice. The resolution by the Superintendency of Banks must state the reason for ordering the liquidation and must name a liquidator, unless the Superintendent of Banks assumes this responsibility. When a liquidation is declared, all checking accounts, other demand deposits received in the ordinary course of business, other deposits unconditionally payable immediately or that have a maturity of no more than 30 days, and any other deposits and receipts payable within 10 days, are required to be paid by using existing funds of the bank, its deposits with the Central Bank or its investments in instruments that represent its reserves. If these funds are insufficient to pay these obligations, the liquidator may seize the rest of the bank’s assets, as needed. If necessary and in specified circumstances, the Central Bank will lend the bank the funds necessary to pay these obligations. Any such loans are preferential to any claims of other creditors of the liquidated bank.

Investments in Foreign Securities

Under current Chilean banking regulations, banks in Chile may grant loans to foreign individuals and entities and invest in certain foreign currency securities. Chilean banks may only invest in equity securities of foreign banks and certain other foreign companies which may be affiliates of the bank or which would support the bank’s business if such companies were incorporated in Chile. Banks in Chile may also invest in debt securities traded in formal secondary markets. Such debt securities shall qualify as (1) securities issued or guaranteed by foreign sovereign states or their central banks or other foreign or international financial entities, and (2) bonds issued by foreign companies. Such foreign currency securities must have a minimum rating as follows:

Rating Agency	Short Term	Long Term
Moody’s	P2	Baa3
Standard and Poor’s	A3	BBB-
Fitch IBCA	F2	BBB-

However, a Chilean bank may invest up to 20.0% of its effective equity in securities having a minimum rating as follows:

Rating Agency	Short Term	Long Term
Moody’s	P2	Ba3
Standard and Poor’s	A3	BB-
Fitch IBCA	F2	BB-

Additionally, a Chilean bank may invest up to 70.0% of its effective equity in securities having a minimum rating as follows:

Rating Agency	Short Term	Long Term
Moody’s	P1	Aa3
Standard and Poor’s	A1+	AA-
Fitch IBCA	F1+	AA-

Subject to specific conditions, a bank may grant loans in dollars to subsidiaries or branches of Chilean companies located abroad, to companies listed on foreign stock exchanges authorized by the Central Bank and, in general, to individuals and entities domiciled abroad, as long as the Central Bank is kept informed of such activities.

In the event that the sum of the investments of a bank in foreign currency and of the commercial and foreign trade loans granted to foreign individuals and entities exceeds 70.0% of the effective equity of such bank, the excess is subject to a mandatory reserve of 100.0%.

Mortgage Finance Bonds

The Superintendency of Banks as of December 31, 2002 established a new mechanism for accounting for mortgage bonds issued by the Bank and subsequently held as financial investments. Previously, the Bank recorded the bond as a liability and the same bond held as an asset in financial investments. Now such mortgage finance bond is offset against the corresponding liability.

E.    Property, Plants and Equipment

We are domiciled in Chile and own our principal executive offices located at Bandera 140, Santiago, Chile. We also own fourteen other buildings in the vicinity of our headquarters and we rent seven other buildings. We are in the process of optimizing our central office structure and we are constructing an additional building which will permit us to stop renting some office space. At June 2003, we owned the locations at where 51% of our branches were located. The remaining branches operate at rented locations.

Main properties
As of June 20, 2003	Number
Central Offices
Own	15
Rented	7
In construction	1
Total	23

Branches
Own	177
Rented	169
Total	346

Below is a summary of the main computer hardware and other systems-equipment that we own. We believe that our existing physical facilities are adequate for our needs.

Category	Brand	Application
Mainframe	IBM	Back-end, Core-System Altamira
Midrange	IBM	Communications (front-end)
Midrange	Stratus	Teller systems
Midrange	IBM	WEB Individuals/Corporate Segment
Desktop	IBM	Platform applications

The main software systems used by us are:

Category	Product	Origin
Core-System	ALTAMIRA	Accenture
Data base	DB2	IBM
Data base	Oracle	Oracle
Data base	SQL Server	Microsoft
WEB Service	Internet Information Server	Microsoft
Message service	MQSeries	IBM
Transformation	MQIntegrator	IBM

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Critical Accounting Policies

The Notes to the Consolidated Financial Statements contain a summary of our significant accounting policies, including a description of the significant differences between these and the accounting principles generally accepted in the United States of America, additional disclosures required under such rules, a reconciliation between shareholders’ equity and net income to the corresponding amounts that would be reported in accordance with US GAAP and a discussion of recently issued accounting pronouncements.

We prepare our financial statements in accordance with Chilean GAAP and the related rules of the Superintendency of Banks, which requires management to make estimates and assumptions in the application of some of them because they are related to matters that are inherently uncertain. We believe that the following are the more critical judgment areas or involve a higher degree of complexity in the application of the accounting policies that currently affect our financial condition and results of operations:

Allowance for Loan Losses

Chilean banks are required to maintain loan loss allowances in amounts determined in accordance with the regulations issued by the Superintendency of Banks. Under these regulations, we must classify our portfolio into five categories of payment capability. The minimum amount of required loan loss allowances are determined based on fixed percentages of estimated loan losses assigned to each category.

A detailed description of this accounting policy is discussed below under “—Selected Statistical Information—Loan loss allowances” and in Note 1 of our Consolidated Financial Statements. For a description of the regulations relating to loan loss allowances to which we are subject, see “Item 4: Information on the Company—Regulation and Supervision—Allowance for Loan Losses.”

Investment securities

Our investment portfolio principally includes debt securities purchased in connection with our balance sheet management activities. These securities are classified at the time of the purchase, based on management’s intentions, as either trading or permanent.

We account for financial investments that have a secondary market at fair value with unrealized gains and losses included in other operating income (expenses) for those classified as trading investments, and unrealized gains and losses included in a separate component of shareholders’ equity for those classified as permanent, in accordance with the regulations of the Superintendency of Banks. All other financial investments are carried at acquisition cost plus accrued interest and UF indexation adjustments, as applicable.

If available, quoted market prices provide the best indication of value. If quoted market prices are not available for fixed maturity securities, we discount the expected cash flows using market interest rates commensurate with the credit quality and maturity of the investment. Alternatively, matrix or model pricing may be used to determine an appropriate fair value.

See discussion of Financial investments in Summary of Significant Accounting Principles in Note 1 to our Consolidated Financial Investments.

Price-level restatement

Chilean GAAP requires that the financial statements be restated to reflect the full effects of loss in the purchasing power of the Chilean peso on the financial position and results of operations of reporting entities. The method prescribes that the historical cost of all non-monetary accounts be restated for general price-level changes between the date of origin of each item and the year-end.

Our consolidated financial statements have been price-level restated in order to reflect the effects of the changes in the purchasing power of the Chilean currency during each year. All non-monetary assets and liabilities and all equity accounts have been restated to reflect the changes in the CPI from the date they were acquired or incurred to year-end. Consistent with general banking practices in Chile, no specific purchasing power adjustments of income statement amounts are made. The purchasing power gain or loss included in net income reflects the effects of Chilean inflation on the monetary assets and liabilities held by us.

For comparative purposes, the historical December 31, 2000 and 2001 consolidated financial statements and their accompanying notes have been presented in constant Chilean pesos as of December 31, 2002. This updating does not change the prior years’ statements or information in any way except to update the amounts to constant pesos of similar purchasing power.

The price-level adjusted consolidated financial statements do not purport to represent appraised values, replacement cost, or any other current value of assets at which transactions would take place currently and are only intended to restate all non-monetary consolidated financial statement components in terms of local currency of a single purchasing power and to include in the net result for each year the gain or loss in purchasing power arising from the holding of monetary assets and liabilities exposed to the effects of inflation.

See discussion of Price-level restatement in Summary of Significant Accounting Principles in Note 1 to our Consolidated Financial Investments.

Goodwill

Under U.S. GAAP, we have significant intangible assets related to goodwill. We record all assets and liabilities acquired in purchase acquisitions, including goodwill and other acquired intangibles, at fair value as required by SFAS 141. These include amounts pushed down from Banco Santander Central Hispano. Goodwill and indefinite-lived assets are no longer amortized over their estimated useful lives using straight-line and accelerated methods, and are subject to impairment if events or circumstances indicate a possible inability to realize the carrying amount. The initial goodwill and intangibles recorded and subsequent impairment analysis requires management to make subjective judgments concerning estimates of how the acquired asset will perform in the future using a discounted cash flow analysis. Additionally, estimated cash flows may extend beyond ten years and, by their nature, are difficult to determine. Events and factors that my significantly affect the estimates include, among others, competitive forces, customer behavior and attrition, changes in revenue growth trends, cost structures and technology and changes in interest rates and specific industry or market sector conditions. Impairment is recognized earlier whenever warranted. For a further discussion of accounting practices for goodwill under U.S. GAAP, see Note 28 to our Audited Consolidated Financial Statements.

Change in Accounting Principles

In accordance with Circular No. 3,029 issued by the Superintendency of Banks, dated October 27, 1999, fees and expenses related to loans, as well as fees for services rendered, are deferred and recognized in income over the term of the loans to which they relate, and over the period that the services are performed. Prior to January 1, 2000, these fees and expenses were recognized in income as the fee was received or the expense incurred. This change resulted in a higher income of MCh$1,603 and MCh$1,171 for the years ended December 31, 2000 and 2001, respectively.

In accordance with Circular No. 3,029 issued by the Superintendency of Banks, dated October 27, 1999 and effective from January, 2000, the costs of new computer software systems or new improvements to the existing systems developed for internal use, are permitted to be capitalized and amortized over a maximum period of 3 years. Prior to this change, only costs of development made with third parties were permitted to be capitalized. This change resulted in a lower expense of MCh$1,473 and MCh$947 for the years ended December 31, 2000 and 2001, respectively.

In accordance with Circular No. 3,061, dated June 27, 2000, and Circular letter No. 3 related to banking subsidiaries, dated June 14, 2000, and effective from June 2000, if assets received or awarded in lieu of payment, and assets recovered from leasing operations, are not sold within one year, then recorded asset amounts must be written-off on at least a straight-line basis over the following 18-month period. The previous Superintendency of Banks regulation required that such assets not sold within one year be completely written-off at that date. This change allowed us to maintain in assets the assets received in lieu of payment in the amount of MCh$ 13,236 and MCh$ 2,561 for the years ended December 31, 2000 and 2001, respectively.

Through Circular Nº 3.196 dated October 7, 2002, the Superintendency of Banks set up a new methodology to record the financial investment in self-issued mortgage finance bonds, which up to then were recorded under Assets, maintaining liabilities for the bonds issued. In conformity with the current regulation, as of December 31, 2002 this standard considers to decrease Assets for the bonds issued upon investing in self-issued mortgage finance bonds, with no significant effects both on income and shareholders’ equity on that date.

These changes in accounting principles were made to comply with the regulations issued by the Superintendency of Banks.

See discussion of changes in accounting principles in Note 2 to the Consolidated Financial Investments.

Differences between Chilean and United States Generally Accepted Accounting Principles

Accounting principles generally accepted in Chile vary in certain important respects from the accounting principles generally accepted in the United States of America. Such differences involve certain methods for measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by accounting principles generally accepted in the United States and the accounting treatment of the merger.

Note 28 to the consolidated Financial Statements presents a description of the significant differences between Chilean GAAP and U.S. GAAP.

B. Operating Results

Chilean Economy

All of the operations and substantially all of our customers are located in Chile. Accordingly, our financial condition and results of operations are substantially dependent upon economic conditions prevailing in Chile. The Chilean economy experienced continuous significant growth in the 1990s, but in recent years this growth has stagnated. In the last ten years GDP growth averaged 5.6% and in the last 5 years GDP has grown 3.1% per year on average as a result of a series of international crisis that has led to an important decline in consumer and investor confidence in Chile. In 2002 Chile’s GDP grew only 2.1%, impacted by the slower growth rate of the U.S. and major world economies and the indirect effects of the financial crises in Argentina and Brazil. The low growth rate of the economy also capped inflation which reached 2.8% in 2002 despite the fact that the Chilean peso depreciated 8.6% against the dollar. As a result of this low growth and inflationary environment, the Central Bank in 2002 continued to relax its monetary policy. The overnight interbank rate set by the Central Bank was reduced to a historical low of 2.75% per annum in nominal terms in January 2003.

Despite Chile’s lower growth rate, in the second half of 2002 the economy showed some signs of acceleration pushed by lower interest rates and the better than expected evolution of the Brazilian economy. GDP in the fourth quarter grew at an annual rate of 3.2% and unemployment ended the year at 7.8%. Despite these developments at the macroeconomic level, we believe there still exists the potential for a reduction in economic activity in Chile.

Impact of Inflation

Although Chilean inflation has moderated in recent years, Chile has experienced high levels of inflation in the past. High levels of inflation in Chile could adversely affect the Chilean economy and have an adverse effect on our business, financial condition and results of operations. In the year 2000 inflation increased to 4.5% as a result of the economic recovery and the rise in international oil prices. In 2001, the inflation rate decreased again to 2.6%, reflecting the low growth rate of internal demand, the fall in international oil prices and high unemployment rates. In 2002 inflation reached 2.8% also due to the low growth rate of internal demand. There can be no assurance that Chilean inflation will not change significantly from the current level. Although we currently benefit from moderate levels of inflation in Chile due to the current structure of our assets and liabilities (i.e., we have a significant amount of deposits that are not indexed to the inflation rate and/or do not accrue interest, while a significant portion of our loans are indexed to the inflation rate), there can be no assurance that our business, financial condition and result of operations in the future will not be adversely affected by changing levels of inflation.

UF-denominated Assets and Liabilities. The “Unidad de Fomento” (UF) is revalued in monthly cycles. On every day in the period beginning the tenth day of the current month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect each day a proportional amount of the prior calendar month’s change in the CPI. One UF was equal to Ch$15,769.92, Ch$16,262.66 and Ch$16,744.12 at December 31, 2000, 2001 and 2002, respectively. The effect of any changes in the nominal peso value of our UF-denominated assets and liabilities is reflected in its results of operations as an increase (or decrease, in the event of deflation) in interest revenue and expense, respectively. Our net interest revenue will be positively affected by an inflationary environment to the extent that our average UF-denominated assets exceed our average UF-denominated liabilities. Our net interest revenue will be negatively affected by inflation in any period in which our average UF-denominated liabilities exceed our average UF-denominated assets. Our average UF-denominated assets exceeded our average UF-denominated liabilities by Ch$303,597 million, Ch$319,921 million (Ch$628,548 million on a combined basis) and Ch$1,001,200 during the years-ended December 31, 2000, 2001 and

December 31, 2002, respectively. See “Item 5D: Asset and Liability Management—Selected Statistical Information—Average Balance Sheets and Interest Rate Data.”

Price Level Restatements. Chilean GAAP requires that financial statements be restated to reflect the full effects of loss in the purchasing power of the Chilean peso on the financial position and results of operations of reporting entities. The method prescribes that the historical cost of all non-monetary accounts be restated for general price-level changes between the date of origin of each item and the year-end. Our audited consolidated financial statements have been price-level restated in order to reflect the effects of the changes in the purchasing power of the Chilean peso during each year. All non-monetary assets and liabilities and all equity accounts have been restated to reflect the changes in the Consumer Price Index from the date they were acquired or incurred to year-end. Consistent with general banking practices in Chile, no specific purchasing power adjustments of income statement amounts are made. The purchasing power gain or loss included in net income reflects the effects of Chilean inflation on the monetary assets and liabilities held by us.

For comparative purposes, the historical December 31, 2000 and 2001 audited consolidated financial statements and their accompanying notes have been presented in constant Chilean pesos of December 31, 2002. As described in paragraph 1(p) of our audited consolidated financial statements, certain balances of previous years’ financial statements have been reclassified to conform with the present year presentation.

The price-level adjusted audited consolidated financial statements do not purport to represent appraised values, replacement cost, or any other current value of assets at which transactions would take place currently and are only intended to restate all nonmonetary consolidated financial statement components in terms of local currency of a single purchasing power and to include in the net result for each year the gain or loss in purchasing power arising from the holding of monetary assets and liabilities exposed to the effects of inflation. See the discussion of price-level restatement in Note 1(b) to our Audited Consolidated Financial Statements.

The inflation rate used for purposes of such adjustments is the change in the CPI during the 12 months ended November 30 of the reported year. The change in the CPI used for price level restatement purposes was 4.7%, 3.1% and 3.0% in the twelve months ended December 31, 2000, 2001 and 2002. The actual change in the CPI was 4.5%, 2.6% and 2.8% in the years ended December 31, 2000, 2001 and 2002, respectively.

Peso-denominated Assets and Liabilities. Rates of interest prevailing in Chile during any period reflect in significant part the rate of inflation during the period and expectations of future inflation. The responsiveness to such prevailing rates of our peso-denominated interest earning assets and interest bearing liabilities varies. See “Item 5B: Operating Results—Interest Rates.” We maintain a substantial amount of non interest bearing peso-denominated demand deposits. The ratio of such demand deposits to average interest earning assets was 14.6% and 15.1% (15.6% on a combined basis) and 15.2% as of December 31, 2000, 2001 and 2002, respectively. Because such deposits are not sensitive to inflation or changes in the market interest rate environment, any decline in market rates of interest or the rate of inflation adversely affects our net interest margin on assets funded with such deposits and any increase in the rate of inflation increases the net interest margin on such assets.

Interest Rates

Interest rates earned and paid on our assets and liabilities reflect, to a certain degree, inflation, expectations regarding inflation, shifts in short term interest rates set by the Central Bank and movements in long-term real rates. The Central Bank manages short term interest rates based on its objectives of balancing low inflation and economic growth. Because our liabilities generally reprice faster than its assets, changes in the rate of inflation or short term rates in the economy are reflected in the rates of interest paid by us on our liabilities before such changes are reflected in the rates of interest earned by us on our assets. Therefore, when short-term interest rates fall, our net interest margin is positively impacted, but when short-term rates increase, our interest margin is negatively affected. At the same time, our net interest margin tends to be adversely affected in the short term by a decrease in inflation since generally our UF-denominated assets exceeds UF-denominated liabilities. See “Item 5B: Operating Results—Impact of Inflation—Peso denominated Assets and Liabilities.” An increase in long-term rates also has a positive effect on our net interest margin, because our interest-earning assets generally have a longer duration than our interest-bearing liabilities. In addition, because our peso-denominated liabilities have relatively short repricing periods, they are generally more responsive to changes in inflation or short term rates than our UF-denominated liabilities. As a result, during periods when current inflation or expected inflation exceeds the previous month’s inflation, customers often switch funds from UF-denominated deposits to more expensive peso-denominated deposits, thereby adversely affecting our net interest margin.

Foreign Exchange Fluctuations

A significant portion of our assets and liabilities is denominated in foreign currencies, principally the U.S. dollar, and we historically have maintained and may continue to maintain material gaps between the balances of such assets and liabilities. Because such assets and liabilities, as well as interest earned or paid on such assets and liabilities, and gains (losses) realized upon the sale of such assets, are translated to Chilean pesos in preparing our financial statements, our reported income is affected by changes in the value of the Chilean peso with respect to foreign currencies (principally the U.S. dollar). The Chilean government’s economic policies and any future changes in the value of the Chilean peso against the U.S. dollar could adversely affect our financial condition and results of operations. The Chilean peso has been subject to large devaluation in the past, including a decrease of 8.5% in 2000, 14.7% in 2001 and 8.6% in 2002, and may be subject to significant fluctuations in the future. See “Item 3A: Selected Financial Data—Exchange Rates.” Our results of operations may be affected by fluctuations in the exchange rates between the Chilean peso and the U.S. dollar, despite our policy and Chilean regulations relating to the general avoidance of material exchange rate mismatches. Entering into forward exchange transactions enables us to avoid such material exchange rate mismatches. In the years ended December 31, 2000, 2001 and 2002 the gap between foreign currency denominated assets and foreign currency denominated liabilities, including forward contracts was Ch$174,098 million, Ch$193,475 million (Ch$196,461 million on a combined basis) and Ch$11,396 million, respectively.

Results of Operations for the Years Ended December 31, 2000, 2001 and 2002

The following discussion is based upon and should be read in conjunction with the Audited Consolidated Financial Statements. The Audited Consolidated Financial Statements have been prepared in accordance with Chilean GAAP (including the rules of the Superintendency of Banks relating thereto), which differ in certain significant respects from U.S. GAAP. Note 28 to the Audited Consolidated Financial Statements describes the principal differences between Chilean GAAP and U.S. GAAP and includes a reconciliation to U.S. GAAP of our net income for the years ended December 31, 2001 and 2002 and of our shareholders’ equity at December 31, 2001 and 2002. The Audited Consolidated Financial Statements have been restated in constant Chilean pesos of December 31, 2002. See Note 1(b) to the Audited Consolidated Financial Statements.

Introduction

On August 1, 2001, Old Santander-Chile was merged into Santiago. Upon giving effect to the merger, Santiago changed its name to Banco Santander-Chile. See “Item 4A: Information on the Company—History and Development of the Company—Overview” For an explanation of the accounting treatment of the merger see “Presentation of Financial Information—Merger-Accounting Treatment” and “Item 8A: Consolidated Statements and Other Financial Information.”

Unless otherwise stated, the following financial data reflect the merger as follows:

•	The 2000 financial data is derived from the historical income statement of Santiago prepared under Chilean GAAP.

•	The 2001 financial data is presented in two separate columns. The column labeled “2001 (audited)” is derived from the historical income statements of Santiago prepared under Chilean GAAP, while the column labeled “Combined 2001 (unaudited)”, reflects the aggregation of Santiago and Old Santander-Chile’s financial results of operation as separately reported under Chilean GAAP for the year ended December 31, 2001, without elimination of inter-company balances or transactions and without reflecting merger synergies or expenses. There were no material inter-company balances or transactions between Santiago and Old Santander-Chile as of the dates and for the periods for which combined information is provided. Tables showing this aggregation are provided in “Item 5G: Operating and Financial Review and Prospects—Reconciliation of Combined Financial and Statistical Information.”

•	The 2002 financial data is derived from our historical income statement, which reflects the merger of Santiago and Old Santander-Chile on a prospective basis from January 1, 2002 as mandated by Chilean GAAP.

•	The column labeled “2000/2001” presents the variation expressed in percentage points between the historical financial data presented for the years ended December 31, 2000 and 2001.

•	The column labeled “2001 Combined/2002” presents the variation expressed in percentage points between the combined financial data presented for the year ended December 31, 2001 and the historical financial data presented for the year ended December 31, 2002. Tables showing this aggregation are provided in “Item 5G: Operating and Financial Review and Prospects—Reconciliation of Combined Financial and Statistical Information.”

The following table sets forth the principal components of our net income for the years ended December 31, 2000, 2001 and 2002.

	For the year-ended December 31,						% Change
	2000	2001	Combined 2001(1) (unaudited)	2002	2002	2000/ 2001(2)	2001/2002	2001 Combined/ 2002 (unaudited)
	(in millions of constant Ch$ as of as of December 31, 2002)				(in thousands of US$)(3)
CONSOLIDATED INCOME STATEMENT DATA
Chilean GAAP:
Interest income and expense
Interest revenue	644,025	596,763	1,113,478	1,031,577	1,448,072	(7.3)%	72.9%	(7.4)%
Interest expense	(403,245)	(336,714)	(631,231)	(512,131)	(718,902)	(16.5)	52.1	(18.9)

Net interest revenue	240,780	260,049	482,247	519,446	729,170	8.0	99.7	7.7

Provision for loan losses	(47,589)	(47,946)	(97,803)	(91,207)	(128,032)	0.8	90.2	(6.7)

Fees and income from services
Fees and other services income	55,212	61,937	115,188	124,720	175,076	12.2	101.4	8.3
Other services expense	(14,628)	(12,164)	(19,217)	(22,578)	(31,694)	(16.8)	85.6	17.5

Total fees and income from services, net	40,584	49,773	95,971	102,142	143,382	22.6	105.2	6.4

Other operating income, net
Net gain (loss) from trading and brokerage	5,222	8,912	16,324	29,673	41,654	70.7	233.0	81.8
Foreign exchange transactions, net	11,830	10,385	30,658	(25,342)	(35,574)	(12.2)	(344.0)	(182.7)
Others, net	—	(6,416)	(17,060)	(18,150)	(25,478)	—	182.9	6.4

Total other operating income, net	17,052	12,881	29,922	(13,819)	(19,398)	(24.5)	(207.3)	(146.2)

Other income and expenses
Loan loss recoveries	9,355	11,672	24,171	25,134	35,282	24.8	115.3	4.0
Non-operating income, net	(6,230)	(1,598)	(4,045)	(57,351)	(80,506)	(74.3)	3488.9	1317.8
Income attributable to investments in other companies	96	198	455	442	621	106.3	123.2	(2.9)
Losses attributable to minority interest	(39)	—	(89)	(182)	(256)	(100.0)	—	104.5

Total other income and expenses	3,182	10,272	20,492	(31,957)	(44,859)	222.8	(411.1)	(255.9)

Operating expenses
Personnel salaries and expenses	(76,886)	(83,985)	(152,932)	(147,517)	(207,076)	9.2	75.6	(3.5)
Administrative and other expenses	(56,764)	(57,260)	(101,251)	(99,962)	(140,321	0.9	74.6	(1.3)
Depreciation and amortization	(14,009)	(17,307)	(31,458)	(39,353)	(55,242)	23.5	127.4	25.1

Total operating expenses	(147,659)	(158,552)	(285,641)	(286,832)	(402,639)	7.4	80.9	0.4

Gain (loss) from price-level restatement	(11,973)	(7,843)	(14,180)	(13,024)	(18,283)	(34.5)	66.1	(8.2)

Income before income taxes	94,377	118,634	231,008	184,749	259,341	25.7	55.7	(20.0)
Income taxes	(424)	3,645	(13,910)	(27,434)	(38,510)	(959.7)	(852.6)	97.2

Net income	93,953	122,279	217,098	157,315	220,831	30.1	28.7	(27.5)

(1)	Reflects the aggregation of Santiago’s and Old Santander-Chile’s financial condition and results of operations as separately reported under Chilean GAAP for 2001, without elimination of inter-company balances or transactions and without reflecting merger synergies or expenses. There were no material inter-company balances or transactions between Santiago and Old Santander-Chile as of the dates and for the periods for which combined information is provided.

(2)	Compares 2001 historical financial data to 2000 historical financial data.

(3)	Compares 2002 historical financial data to combined 2001 data.

(4)	Amounts stated in US dollars as and for year-ended December 31, 2002 have been translated from Chilean pesos at the exchange rate of Ch$712.38 = US$1.00 as of December 31, 2002. See “Item 3A: Selected Financial Data—Exchange Rates” for more information on the observed exchange rate.

The following table sets forth (i) our reported results of operation for 2002, (ii) the expenses we incurred during that period in connection with the merger and integration of our predecessor banks, and (iii) our results of operations excluding merger integration expenses for that period.

	As of and for the year-ended December 31,
	2002, as reported (including merger expenses)	Merger expenses		2002, as adjusted (excluding merger expenses)
	(in millions of constant Ch$ as of December 31, 2002)
CONSOLIDATED INCOME STATEMENT DATA
Chilean GAAP:
Net interest revenue	519,446			519,446
Provision for loan losses	(91,207)	11,950	(1)	(79,257)
Total fees and income from services, net	102,142			102,142
Total other operating income, net	(13,819)			(13,819)
Other income (expenses), net	(31,957)	51,431	(2)	19,474
Operating expenses	(286,832)			(286,832)
Loss from price-level restatement	(13,024)			(13,024)
Income before income taxes	184,749	63,381		248,130

(1)	Leveling of credit risk classifications and charge-offs.

(2)	Direct merger costs and harmonization of fixed asset depreciation criteria.

2001 and 2002. Net income for the twelve-month period ended December 31, 2002 increased 28.7% compared to 2001 Santiago stand-alone figures. This was mainly due to the merger.

Net income for the twelve month period ended December 31, 2002 decreased 27.5% to Ch$157,315 million compared to combined net income of Ch$217,098 million for the same period in 2001. The decrease primarily reflected a Ch$63,381 million charge for merger integration expenses incurred during the second half of 2002. Net income was also adversely affected by a higher effective tax rate in 2002 compared to the combined effective tax rate for the same period in 2001. The increase in the effective tax rate reflected the depletion of Santiago’s tax loss carry-forwards, which had resulted in tax benefits for Santiago during the previous period. Excluding the effect of merger-related charges, pre-tax income would have increased by 7.4% to Ch$248,130 million in 2002 compared to combined pre-tax net income of Ch$ 184,749 million for the same period in 2002, primarily reflecting higher gains on financial investments and trading, higher fee income and lower personnel and administrative expenses, all of which offset a 3.7% decline in combined net interest revenue after hedging. Our efficiency ratio was 47.2%, the lowest among our peer group competitors.

Net interest revenue

	Year Ended December 31,				% Change
	2000	2001	2001 Combined (unaudited)	2002	2000/2001	2001/2002	2001 Combined/ 2002 (unaudited)
	(in millions of constant Ch$ as of December 31, 2002,
	except percentages)
Interest revenue	644,025	596,763	1,113,478	1,031,577	(7.3)%	72.9%	(7.4)%
Interest expense	(403,245)	(336,714)	(631,231)	(512,131)	(16.5)%	52.1%	(18.9)%
Net interest revenue	240,780	260,049	482,247	519,446	8.0%	99.7%	7.7%
Average interest earning assets	5,250,579	5,719,064	10,599,852	10,859,722	8.9%	89.9%	2.5%
Average non-interest bearing demand deposits	765,595	863,394	1,649,226	1,649,587	12.8%	91.1%	0.0%
Net interest margin(1)	4.6%	4.6%	4.6%	4.8%
Adjusted net interest margin(2)	4.8%	4.7%	4.8%	4.6%
Average shareholders’ equity and average demand deposits to total average earning assets	23.6%	24.3%	24.7%	24.2%

(1)	Net interest margin is net interest revenue divided by average interest earning assets.

(2)	Net interest margin including results of forward contracts. Pursuant to Chilean GAAP, Santander-Chile cannot include as net interest revenue the results of forward contracts, which hedge foreign currencies. Under the rules of the Superintendency of Banks, these gains (or losses) cannot be considered interest revenue, but must be considered as gains (or losses) from foreign exchange transactions and, accordingly, recorded as a different item in the income statement. This distorts net interest revenue and foreign exchange transaction gains especially during periods when the exchange rate is highly volatile.

(3)	Nominal rate earned minus nominal rate paid.

(4)	Real rate earned minus real rate paid.

Net interest revenue in the year ended December 31, 2002 increased 99.7% mainly as a result of the merger.

Net interest revenue for the year ended December 31, 2002 increased 7.7% to Ch$519,446 million compared to combined net interest revenue of Ch$482,247 million for the same period in 2001. The increase reflected a 2.5% increase in average earning assets and an increase in net interest margin to 4.78% compared to combined net interest margin of 4.55% for the same period in 2001. Including the results of hedging operations, our net interest margin declined from 4.84% on a combined basis in 2001 to 4.55% for in 2002 and net interest revenue declined 3.7% from Ch$512,905 million on a combined basis in 2001 to Ch$494,104 million for the 2002 period.

The decline in our net interest margin adjusted for the results of hedging transactions mainly reflected the impact of low interest rates and the low-inflation environment during the 2002 period, which was partially offset by limited improvements in our asset and funding mix. Currently, we do not anticipate that this trend will improve in 2003. The average nominal rate earned on our combined interest-earning assets decreased from 10.5% in 2001 to 9.5% in 2002, reflecting the lower interest rate and inflationary environment. The 90-day Central Bank rate, a benchmark rate for deposits and short-term loans expressed in nominal terms, decreased from 6.51% as of December 31, 2001 to 2.88% as of December 31, 2002. Although our margins initially benefit from a decrease in interest rates, because liabilities re-price faster than our interest earning assets, over time interest earning assets will eventually reflect the decrease in interest rates. The average real rate earned over our interest earning assets also decreased to 8.5% in 2002 from 9.4% in 2001 which demonstrates more clearly the reduction of real interest rates in Chile. The yield of the 8-year bond, a significant benchmark for mortgage loans and long-term financial investments decreased 56 basis point in real terms in 2002 compared to year-end 2001. We expect that the effect of declining interest rates will be further exacerbated by expected lower inflation rates, which we expect will cause the contraction of the spreads earned over non interest-bearing liabilities, e.g. checking accounts, and amounts earned on UF-denominated interest-earning assets.

The improvement of our asset mix through the growth of higher-yielding retail loans offset in part the recent contraction of our hedging-adjusted net interest margin. Compared to combined December 31, 2001 figures, total loans at December 31, 2002 decreased 10.9%, while consumer loans at that date increased 7.6%. The average rate on consumer loans in 2002 reached 26.6% compared to the 9.5% nominal rate earned on interest earning assets as a whole. Demand for consumer financing loans also increased as a result of prevailing lower interest rates, especially in the second half of 2002. This was apparent in all income segments. Loans at Banefe increased 4.6% in 2002, the first real growth rate in several years. Commercial loans decreased 16.1% as a result of our strategy of reducing our participation in both the low-yielding short-term large corporate lending market, as well as the implementation of our policy of reducing our exposure to the commercial real estate sector for credit risk reasons. In addition, low-

yielding interbank loans decreased 94.6% and contingent loans decreased 15.3%, compared to 2001 combined figures.

Lower funding costs also offset in part the decline of our hedging-adjusted net interest margin. The nominal rate earned over interest bearing deposits decreased 150 basis points to 5.9% and the real rate paid decreased 120 basis points to 4.5% in 2002. The average balance of time deposits increased 2.2% in 2002 compared to 2001. Time deposits continue to be the main source of funding representing 40.0% of total average liabilities. The majority of these time deposits have a maturity of 90 days or less and therefore, the cost of these funds varies in line with the 90-day Central Bank rate. As a result, the real rate paid on time deposits fell 172 basis points to 3.1%. The nominal rate paid on time deposits also decreased 190 basis points to 4.7% also a result of the lower interest rate environment and low inflation rates. The balance of saving time deposits decreased 19.1% as a result of various factors including a reduction in low-yielding assets which are mainly funded through our deposit base and a decrease in deposits from pension funds. See “Risk Factors—Risks Associated with the Merger—The merger may affect our access to funding from Chilean pension funds (AFPs)” and “Market Risk Disclosure of the New Bank—Chilean Pension Funds.” Finally, low inflation rates and lower interest rates have made other investment alternatives more attractive. We have also been proactively encouraging clients to invest in mutual funds instead of short-term deposits as we have excess liquidity given the constrained outlook for loan growth.

Our ratio of average non-interest-bearing demand deposits and equity to average earning assets remained stable at 24.2% in 2002 compared to previous years. The growth rate of average non-interest-bearing demand deposits was flat in 2002. The balance of non-interest bearing demand deposits increased 8.7% reflecting individual consumers’ preference for readily available funds deposited into checking accounts instead of low-yielding time deposits. This growth was achieved despite the decrease in our market share in checking accounts from large corporations, mainly as a result of client overlapping.

2000 and 2001. Our net interest revenue increased 8.0% from Ch$240,780 million in 2000 to Ch$260,049 million in 2001 primarily due to a 16.5% decrease in interest expense, which was partially offset by a 7.3% decrease in interest revenue. The 7.3% reduction in interest revenue resulted from a 15.0% (184 basis points) decrease in the nominal average interest rate earned on those assets, which was partially offset by an 8.9% increase in average interest-earning assets. The nominal average interest rate earned was 10.43% in 2001 and 12.27% for 2000.

The most significant factors leading to the increase in average interest earning assets in 2000 were the 13.4% growth of Chilean peso-denominated loans and the 28.8% growth of foreign currency denominated loans. In addition, UF–denominated loans and mortgage loans financed with mortgage bonds increased by 1.2% and 6.3%, respectively.

The reduction in the nominal interest rates affected all three asset classes. The nominal interest rates on peso-denominated assets decreased 208 basis points, nominal interest rates on UF–denominated assets decreased 226 basis points and nominal interest rates on foreign currency denominated assets decreased 104 basis points. For peso- and UF–denominated average interest earning assets, the reduction in nominal interest rates is a consequence of lower inflation. For foreign currency denominated assets, the reduction in nominal interest rates resulted from the lower interest rates prevailing in the international market and, in particular, the U.S. market.

Our peso-denominated interest-earning assets accounted for 22.1% of total interest-earning assets in 2001 up from 20.0% in 2000. Interest earned on peso-denominated interest-earning assets accounted for 34.7% of total interest earned in 2001, up from 30.1% in 2000.

Provision for loan losses

Chilean banks are required to maintain reserves to cover possible credit losses that at least equal their loans to customers multiplied by the greater of (i) their risk index or (ii) 0.75%. The risk index is derived from management’s classification of our portfolio according to objective criteria relating to the performance of the loans or, in the case of commercial loans, management’s estimate of the likelihood of default. Banks in Chile are also required to establish individual loan loss allowances for loans that are more than 90 days past due. The amount of the individual loan loss provision is equal to 100% of the unsecured past due portion of the loan if such amounts in the aggregate exceed the global loan loss allowance. See “Item 5D: Asset and Liability Management—

Loan Portfolio—Classification of Loan Portfolio” and “Item 5D: Asset and Liability Management—Loan Loss Allowances.” Banks in Chile are also required to maintain additional consumer loan loss provisions. A bank may also voluntarily maintain additional loan loss provisions in excess of the minimum amounts required as global and individual loan loss allowances. Provisions to such voluntary reserves are not deducted from income for tax purposes.

For statistical information with respect to our substandard loans and reserves for possible loan losses, see “Item 5D: Asset and Liability Management—Loan Loss Provisions—Analysis of Substandard Loans and Amounts Past Due” and “Item 5D: Asset and Liability Management—Loan Loss Provisions—Analysis of Loan Loss Provisions”, as well as Note 5 to the Audited Consolidated Financial Statements. The amount of provision charged to income in any period consists of net provisions established for possible loan losses, net of provisions made with respect to real estate acquired upon foreclosure and charge-offs against income (equal to the portion of loans charged off that is not allocated to a required reserve at the time of charge off).

Provisions for loan losses for year-ended December 31, 2002 increased 90.2% compared to 2001 mainly as a result of the merger.

Provisions for loan losses for year-ended December 31, 2002 decreased 6.7% to Ch$91,207 million compared to combined provisions for loan losses of Ch$97,803 million for the same period in 2001, mainly reflecting the reclassification during the second quarter of 2002 of Ch$6,940 million in voluntary provisions from provisions for loan losses to other non-operating income, net, which is part of other income and expenses. The reclassification was in response to new guidelines issued by the Superintendency of Banks which required that these voluntary loan provisions be reclassified because they were not linked to any specific credit risk.

Excluding the reclassification of voluntary provisions, provisions for loan losses would have been Ch$98,147 million, a 0.4% increase compared to combined provisions for loan losses of Ch$97,803 million for the year-ended December 31, 2001. The increase in our provisions for loan losses, mainly reflected a provision charge of Ch$11,950 million, accrued in the second half of 2002, as a result of the leveling of credit risk classifications in the Old Santander-Chile and Santiago loan portfolios and merger-related charge-offs. In cases in which a client common to both banks had been assigned a dissimilar risk classification, we have adopted the policy of classifying such client at the lower classification level. Also, as part of the merger-related review of our loan portfolio, we have decided to charge-off certain loans. As a result of the leveling, our risk index increased to 1.68%, which was higher than the risk index of each of Old Santander-Chile and Santiago prior to the merger. Past due loans at December 31, 2002 increased 41.7% to Ch$166,850 million compared to combined past due loans of Ch$117,746 million at year-end 2001. The increase was mainly related to temporary operational disruptions in loan portfolio management caused by the merger integration process. The coverage ratio decreased to 100.5%, principally as a result of the increase is past due loans. See Item 4 A: History and Development of the Company—Merger Update—Credit Risk.

The weaker economic environment also contributed to the increase in both our risk index and past due loans by negatively impacting asset quality throughout the financial system.

2000 and 2001. We continued to show improvement in our risk index (consolidated) from 1.37% as of December 31, 2000 to 1.35% as of December 31, 2001, although the rate of improvement slowed relative to the prior year. Despite the weaker than expected economic recovery during 2001, we recorded a consolidated loan growth of 6.9% in 2001. As a result, our provision for loan losses increased 0.8% in 2001 compared to 2000.

Fee income

The following table sets forth certain components of our income from services (net of fees paid to third parties directly connected to providing those services, principally fees relating to credit card processing and ATM network administration) in the years ended December 31, 2001 and 2002.

	Year ended December 31,				% Change
	2000	2001	2001 Combined (unaudited)	2002	2000/2001	2001/2002	2001 Combined/ 2002
	(in millions of constant Ch$ as of December 31, 2002, except percentages)
Payment agency services	7,674	9,550	13,961	14,640	24.4%	53.3%	4.9%
Checking accounts	7,639	9,698	19,696	28,284	27.0	191.6	43.6
Credit cards(1)	4,103	5,103	11,917	11,644	24.4	128.2	(2.3)
Automatic Teller cards(2)	3,687	3,289	8,246	6,899	(10.8)	109.8	(16.3)
Letters of credit, guarantees, pledges and other contingent loans	905	891	2,460	2,882	(1.6)	223.5	17.2
Lines of credit	1,704	3,146	7,929	4,542	84.7	44.4	(42.7)
Underwriting	741	1,024	4,354	4,921	38.3	380.6	13.0
Bank drafts and fund transfers	—	—	224	179	—	—	(20.3)
Sales and purchases of foreign currencies	2,126	2,462	3,610	3,909	15.8	58.8	8.3
Insurance brokerage	2,967	3,275	4,136	3,553	10.4	8.5	(14.1)
Custody and trust services	277	289	568	579	4.4	100.3	1.9
Mutual fund services	5,915	6,384	12,637	13,867	7.9	117.2	9.7
Savings accounts	2,052	2,050	2,486	1,551	(0.1)	(24.3)	(37.6)
Factoring	436	941	941	76	115.8	(91.9)	(91.9)
Other	358	1,672	2,806	4,616	367.0	176.2	64.5

Total	40,584	49,773	95,971	102,142	22.6	105.2	6.4

(1) Net of payments to Transbank in respect of credit card purchase processing expenses.

(2) Net of payments to REDBANC in respect of ATM transaction processing expenses.

Fee income for the year-ended December 31, 2002 increased 105.2% compared to 2001, mainly as a result of the merger.

Fee income for the year-ended December 31, 2002 increased 6.4% as compared to combined fee income for the same period in 2001. The increase in fee income reflected mainly an increase in checking account fees that rose 43.6% compared to combined data for the 2001 period. Fees from asset management increased 9.7% to Ch$13,867 million compared to Ch$12,637 million combined asset management fees for same period of 2001. Total funds under management increased 21.8% in 2002 to Ch$1,026,992 million compared to combined 2001 assets under management.

2000 and 2001. Our fees and income from services (net) increased 22.6% in 2001 compared to 2000 due in part to a new segmentation strategy, implemented late in 2000, which led to a new pricing policy. The primary areas in which fees and income from services (net) increased in 2001 were current accounts, lines of credit and overdrafts, credit cards and collections.

Other operating income (expenses), net

Other operating expenses, net for the year-ended December 31, 2002 totaled a loss of Ch$13,819 million compared to a gain of Ch$12,881 million for the year-ended December 31, 2001. This mainly reflects a loss of Ch$25,342 million from foreign exchange transactions, net in 2002 compared to a gain of Ch$10,385 million in 2001.

Other operating expenses, net for the year-ended December 31, 2002 totaled a loss of Ch$13,819 million compared to a combined gain of Ch$29,922 million in the year-ended December 31, 2001. This mainly reflects a loss of Ch$25,342 million from foreign exchange transactions, net in 2002 compared to a again of Ch$30,658 million in 2001. These losses consisted mainly of the accrual cost of foreign currency forward contracts to hedge net interest revenue and reflected the depreciation of the Chilean peso against the US dollar for the period. Under applicable Superintendency of Banks guidelines these gains or losses cannot be considered interest revenue, but must be considered as gains or losses from foreign exchange transactions and, accordingly, registered in a different line item of the income statement. This accounting asymmetry distorts net interest income and foreign exchange transaction gains, especially in periods of high exchange rate volatility.

This higher loss from foreign exchange transactions was partially offset by the 81.8% increase in 2002 compared to combined 2001 from unrealized gains on financial investments and realized gains from trading, reflecting a strong decline in interest rates that resulted in larger unrealized gains from the mark-to-market of our trading portfolio as well as higher realized gains from the sale of financial investments.

The 6.4% increase in the loss in other operating expenses in the year-ended December 31, 2002 compared to combined a year-end December 31, 2001 figures was primarily the result of higher customer service expenses. The increase in sales force expenses mainly reflected a rise in retail banking activity in middle- to upper-income individuals offset by a reduced sale efforts related to Banefe.

2000 and 2001. Our total other operating income (net) decreased 22.6% in 2001 compared to 2000 mainly due to the reclassification of sales force expenses from administrative expenses to other operating expenses. With respect to foreign exchange transactions (net), the exchange rates of the Chilean peso against the U.S. dollar were highly volatile in 2001, due to several worldwide events including the September 11, 2001 attacks and the crisis in Argentina. As a result, our net income from foreign exchange transactions (net) decreased 12.2% from Ch$11,489 million in 2000 to Ch$10,086 million in 2001. We hedge our dollar position with Central Bank securities which are Chilean peso-denominated and indexed to the U.S. dollar. Interest on these securities is booked as part of our net interest margin as interest is earned.

This was offset by a 70.7% increase in gains from trading activities (net) in 2001 compared to 2000. During 2001 our treasury has been very active in taking short- and long-term positions in Central Bank securities and mortgage bonds in order to take advantage of the low interest rate environment on the funding side. In addition, during 2001 we securitized a portion of our mortgage portfolio, generating additional income of Ch$1,956 million.

Other income and expenses, net

Other income and expenses, net for the year-ended December 31, 2002 totaled a loss of Ch$31,957 million compared to a gain of Ch$10,272 million in the 2001 period.

Other income and expenses, net for the year-ended December 31, 2002 totaled a loss of Ch$31,957 million compared to a combined gain of Ch$20,492 million for the 2001 period. Other expense included a charge of Ch$38,629 million accrued in connection with the merger, included in non-operating income, net. This charge included Ch$22,063 million in severance payments and Ch$16,566 million other expenses directly incurred in connection with the merger such as system-related charges, marketing expenses, legal costs and moving expenses. Other expenses also included in 2002 a Ch$12,802 million charge related to the harmonization of depreciation criteria of fixed assets. Old Santander-Chile and Santiago depreciated some fixed assets at different rates. We adopted the most conservative criteria between the two used by the separate banks.

The decrease in other income, net was also due to the reclassification of Ch$6,940 million from voluntary loan loss allowances to other liabilities in the balance sheet and from voluntary provisions to nonoperating income, net in the income statement in 2002. The reclassification was in response to new guidelines issued by the Superintendency of Banks, which required that these voluntary loan provisions be reclassified because they were not linked to any specific credit risk.

The decrease in other income, net was partially offset by higher gains from the sale of foreclosed assets and the 3.9% rise in recovery of loans previously charged off compared to combined 2001 figures.

2000 and 2001. Our total other income (net) increases 222.8% in 2001 compared to 2000 primarily due to a 74.3% decrease in non-operating losses.

Operating expenses

The following table sets forth information regarding our operating expenses in the years ended December 31, 2001 and 2002.

	Year ended December 31,				% Change
	2000	2001	2001 Combined (unaudited)	2002	2000/2001	2001/2002	2001 Combined/ 2002
	(in millions of constant Ch$ as of December 31, 2002, except percentages)
Personnel salaries and expenses	(76,886)	(83,985)	(152,932)	(147,517)	9.2%	75.6%	(3.5)%
Administrative expenses	(56,764)	(57,260)	(101,251)	(99,962)	0.9	74.6	(1.3)
Depreciation and amortization	(14,009)	(17,307)	(31,458)	(39,353)	23.5	127.4	25.1

Total	(147,659)	(158,552)	(285,641)	(286,832)	7.4	80.9	0.4

Efficiency ratio(1)	49.5%	49.1%	47.0%	47.2%

(1)	The efficiency ratio is the ratio of total operating expenses to total operating revenue. Total operating revenue consists of net interest revenue, fees and income from services, net, and other operating income, net.

Operating expenses for the year-ended December 31, 2002 increased 80.9% to Ch$286,832 million compared to former Santiago operating expenses in 2001, mainly as a result of the merger.

Operating expenses for the year-ended December 31, 2002 increased 0.4% to Ch$286,832 million compared to combined operating expenses of Ch$285,641 million for the same period in 2001. The efficiency ratio was 47.2% for the year-ended December 31, 2002. The rise in operating expenses reflected in part the inclusion of Ch$4,000 million of expenses recorded in personnel expenses, related to harmonization of accounting for collective bargaining agreement costs, which each predecessor bank accrued under different methods. Despite this additional expense total personnel expenses fell 3.5% mainly as a result of the reduction of total headcount which in the year 2002 fell by 894 persons or 9.7%.

Administrative expenses decreased 1.3% in 2002 compared to combined administrative expenses for the year-ended December 31, 2001. Lower administrative expenses reflect cost saving being produced by the merger especially in the fourth quarter of 2002 and a decrease in costs associated with implementation of the (Altair) platform, which has now been completed. See Item 5: “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Expenditures”.

These reductions in costs was also offset by the 25.1% increase in amortization and depreciation, which reflect the high level of recent investments in technology in both Old Santander-Chile and Santiago.

2000 and 2001. Our total operating expenses increased 7.4% in 2001 compared to 2000, in part due to a 9.2% increase in personnel salaries and expenses and, to a lesser extent, to a 23.5% increase in depreciation and amortization. Administrative and other expenses remained virtually the same. Included in the increases in operating expenses for 2001 are non-recurring, one-time items and increases linked to bonuses.

Our operating expenses from depreciation and amortization increased 23.5% due to the implementation of our new technology platform.

Loss from price level restatement

Loss from price level restatement for the twelve month period ended December 31, 2002 increased 66.1% compared to the loss from price level restatement in former Santiago for the twelve month period ended December 31, 2001. This was mainly a result of the merger.

Loss from price level restatement for the twelve month period ended December 31, 2002 decreased 8.2% to Ch$13,024 million compared to combined loss from price level restatement of Ch$14,180 million for the same 2001 period. The lower loss from price level restatement reflects the lower inflation rate used for calculating price level restatement in the twelve month period ended December 31, 2002 (3.0%) compared to the same period of 2001 (3.1%) . Because our capital is larger than the sum of our fixed and other assets, price level restatement usually results in a loss and fluctuates with the variation of inflation.

The 34.5% decrease in the loss from price-level restatement in 2001 from 2000 is attributable to a lower inflation adjustment which is the change in the Chilean consumer price index from November of one year to November of the following year (3.1% in 2001 versus 4.7% in 2000).

Income tax

In 2001 former Santiago did not incur income taxes as it still was benefiting from tax loss carry-forwards related to the subordinated debt issue with the Central Bank of Chile. These tax loss carry-forwards expired in March 2002. We expect that in the future we will be paying an effective tax rate similar to the corporate tax rate in Chile, which in 2002 was 16%. As a result, total income tax as of December 31, 2002 increased 97.2% to Ch$27,434 million compared to combined tax income in 2001. The statutory corporate tax rate in Chile will increase to 16.5% in 2003 and 17.0% in 2004 and thereafter. The effective tax rate for the year-ended December 31, 2002 reached 14.8% compared to 6.0% for the same period in 2001.

C. Liquidity and Capital Resources

Sources of Liquidity

Santander-Chile’s liquidity depends upon its (i) capital, (ii) reserves and (iii) financial investments, including investments in government securities. To cover any liquidity shortfalls and to augment its liquidity position, Santander-Chile has established lines of credit with foreign and domestic banks and also has access to Central Bank borrowings.

The following table sets forth our contractual obligations and commercial commitments by time remaining to maturity. As of December 31, 2002, the scheduled maturities of our contractual obligations and of other commercial commitments, including accrued interest were as follows:

Contractual Obligations	Due within 1 year	Due after 1 year but within 3 years	Due after 3 years but within 6 years	Due within 6 years	Total 2002
Deposit and other obligations(1)	3,698,898	495,699	21,405	11,610	4,227,612
Mortgage finance bonds	164,446	227,818	266,552	903,194	1,562,010
Bonds	—	143,669	226,574	84,719	454,962
Chilean Central Bank borrowings:	—	—	13,960	—	13,960
Credit lines for renegotiations of Loans	13,507	—	—	2,246	15,753
Other Central Bank borrowings	12,760	41,340	44,840	301,694	400,634
Borrowings from domestic financial institutions	46,665	15,482	—	—	62,147
Investments sold under agreements to Repurchase	730,145	—	—	—	730,145
Foreign borrowings	525,005	72,211	7,480	—	604,696
Other obligations	58,354	7,935	6,668	3,943	76,900
Total of cash obligations	5,249,780	1,004,154	587,479	1,307,406	8,148,819

(1)	Excludes demand accounts, saving accounts

As of December 31, 2002, the scheduled maturities of other commercial commitments, including accrued interest, were as follows:

Other Commercial Commitments	Due within 1 year	Due after 1 year but within 3 years	Due after 3 years but within 6 years	Due after 6 years	Total 2002
	(in millions of constant Ch$ as of December 2002)
Letter of Credit	222,080	7,832	31,644	8,407	341,963
Guarantees	167,704	60,180	23,855	6,338	258,077
Other commercial commitments	13,502	4,845	1,921	509	20,777
Total other commercial commitments	403,286	144,857	57,420	15,254	620,817

(i) Capital

Santander-Chile currently has shareholders’ equity in excess of that required by all current Chilean regulatory requirements. According to the General Banking Law, a bank should have an effective net worth of at least 8% of its risk-weighted assets, net of required reserves, and paid-in capital and reserves (“basic capital”) of at least 3% of its total assets, net of required reserves. For these purposes, the effective net worth of a bank is the sum of (a) the bank’s basic capital; (b) subordinated bonds issued by the bank valued at their placement price up to 50% of its basic capital; provided that the value of the bonds shall decrease 20% for each year that lapses during the period commencing six years prior to their maturity and (c) voluntary loan loss allowances up to 1.25% of the bank’s risk-weighted assets. The calculation of the effective net worth does not include the capital contributions made to subsidiaries of the bank nor its foreign branches. In 2001, the reforms to the capital markets resulted in changes in the calculation of the Bank’s regulatory capital, which became effective in 2002. This consisted of changing the calculation of capital contributions from an unconsolidated basis to a consolidated basis. For purposes of weighing the risk of a bank’s assets, the General Banking Law considers five different categories of assets, based on the nature of the issuer, the availability of funds, the nature of the assets and the existence of collateral securing such assets. The following table shows Santander-Chile’s actual equity versus the minimum effective equity required by law:

	At December 31,
	2001	2002
	(in millions of constant Ch$ as of December 31, 2002)
Minimum effective equity required	389,272	640,147
Santander-Chile’s effective equity	620,112	1,141,806

Excess over minimum effective equity	230,840	501,659

The merger of Old Santander-Chile and Santiago required a special regulatory preapproval of the Superintendency of Banks which was granted on May 16, 2002. The resolution granting this preapproval imposed a mandatory minimum capital to risk-weighted assets ratio of 12% for the merged bank.

(ii) Reserves

In accordance with the General Banking Law regulations prior to November 4, 1997, banks were required to have a minimum of UF400,000 (approximately US$9.4 million as of December 31, 2002) of paid in capital and reserves. Pursuant to the new General Banking Law, for all periods subsequent to November 4, 1997, banks are required to have a minimum of UF800,000 (approximately US$18.8 million as of December 31, 2002) of paid in capital and reserves, an effective net worth of at least 8% of its risk weighted assets, net of required reserves, and paid in capital and reserves of at least 3% of its total assets, net of required reserves. See “Item 4B: Business Overview—Chilean Regulation and Supervision.” In 2001, the General Banking Law was modified again, allowing banks to begin operations with a minimum capital of UF 400,000 (approximately US$9.4 million as of December 31, 2002) of paid-in capital and reserves with the obligation to increase it to UF 800,000 (approximately US$18.8 million as of December 31, 2002) in an undetermined period of time. If the Bank maintains a minimum capital of UF 400,000 (approximately US$9.4 million as of December 31, 2002) then it will be required to maintain a minimum BIS ratio of 12%. If the bank increases its capital to UF 600,000 (approximately US$14.1 million as of December 31, 2002) then the minimum BIS ratio that the bank must maintain is 10%.

The following table sets forth our minimum capital requirements set by the Superintendency of Banks as of the dates indicated. See Note 14 to our financial statements for a description of the minimum capital requirements.

	As of December 31,
	2001	2002
	(in millions of constant Ch$, except for percentages)
Net capital base	432,664	805,890
3% of total assets net of provisions	(198,802)	(363,408)
Excess over minimum required equity	233,862	442,482
Net capital base as a percentage of the total assets, net of provisions	6.5%	6.7%
Effective equity	620,112	1,141,806

8% of the risk-weighted assets	(389,272)	(640,147)
Excess over minimum required equity	230,840	501,659
Effective equity as a percentage of the risk-weighted assets	12.7%	14.3%

(iii) Financial Investments

The following table sets forth our investment in Chilean government and corporate securities and certain other financial investments as of December 31, 2000, 2001 and 2002. Financial investments which have a secondary market are carried at market value. Since 1999, market value adjustments were performed only for those investments with maturities greater than one year. All other financial investments are carried at acquisition cost, plus accrued interest and indexation readjustments, as applicable.

	As of December 31,
	2000	2001	2002
	(in millions of constant Ch$ as of December 31, 2002)
Central Bank and government securities
Marketable debt securities(1)	126,380	400,513	1,146,046
Investments collateral under agreements to repurchase(2)	155,706	191,433	633,403
Investments purchased under agreements to resell	1,744	7,024	332,330
Other investments(3)	30,566	30,276	53,875
Subtotal	314,396	629,246	2,165,654
Corporate securities
Marketable securities(1)	147,365	199,264	268,007
Mortgage finance bonds issued by the Bank(4)	18,277	42,320	—
Investment collateral under agreements to repurchase	3,259	33,264	63,688
Subtotal	168,901	274,848	331,695
Time deposits in Chilean institutions	5,806	4,091	2,029
Time deposits in foreign financial institutions	98,541	64,157	—
	104,347	68,248	2,029
Total	587,644	972,342	2,499,378

(1)	Including market value adjustment.

(2)	Under Chilean GAAP, investment securities that are sold subject to repurchase agreements are reclassified from their investment category to “investments under agreements to repurchase.” Under U.S. GAAP, no such reclassification would be made since, in substance, the investment securities serve only as collateral for the borrowing.

(3)	Investments held to maturity.

(4)	In 2000 and 2001, these mortgage finance bonds issued by us were shown as investments. As such, these assets were matched by an equal liability. At December 31, 2002, these investments are presented net of its corresponding liability.

Under Chilean GAAP, investments held for trading must be marked-to-market.

The following table sets forth an analysis of our investments, by time remaining to maturity and the weighted average nominal rates of such investments:

	Within one year	Weighted Average Nominal Rate	After one year but within five years	Weighted Average Nominal Rate	After five years but within ten years	Weighted Average Nominal Rate	After ten years	Weighted Average Nominal Rate	Total	Weighted Average Nominal Rate
	(in millions of constant Ch$ as of December 31, 2002)
Government securities
Central Bank securities	242,655	2.71%	763,816	3.20%	6,578	3.65%	18,474	4.85%	1,031,523	3.60%
Chilean Treasury Bonds	9,132	9.96%	—	—	—		—		9,132	9.96%

Government Pension Bonds	77,791	4.60%	75,721	3.64%	6,694	4.32%	2,528	4.91%	162,734	4.37%
Total	329,578	—	839,537	—	13,272	—	21,002	—	1,203,389	—
Investment Purchased under Resale Agreements	174,873	2.01	44,910	2.96	11,166	4.32	13,611	5.04	244,560	3.58
Other Financial Investment
Time deposits in Chilean Financial Institutions	3,709	2.99	10,604	3.77	1,491	5.87	941	6.99	16,745	4.90
Other Marketable Securities	101,929	4.11	158,232	7.11	93,043	6.20	172,146	7.43	525,350	6.21
Total	105,638	—	168,836	—	94,534	—	173,087	—	542,095	—
Investment Collateral under agreements to repurchase	349,014	1.45	75,243	5.27	59,255	5.93	25,822	6.87	509,334	4.88
Total Financial Investment	959,103	—	1,128,526	—	178,227	—	233,522	—	2,499,378	—

Unused sources of liquidity

In December 2002, we signed and registered a European Medium Term Note program (the “MTN Program”) for US$300 million. Under this program we will be able to issue debt instruments in the European and U.S. markets pursuant to Rule 144A. These financial instruments can be issued in a wide variety of currencies and maturities with fixed or floating rates. The program also allows us to issue subordinated and senior bonds, as well as certificates of deposit. We have not yet issued debt instruments under this program and therefore the MTN Program constitutes an unused source of liquidity for us.

Working capital

As a bank, we satisfy our working capital needs through general funding. The majority of our funding derives from deposits and other borrowings from the public. See “Item 5C: Liquidity and Capital Resources Deposits and other Borrowings.” In our opinion, our working capital is sufficient for our present needs.

Liquidity Management

Liquidity management seeks to ensure that, even under adverse conditions, we have access to the funds necessary to cover client needs, maturing liabilities and capital requirements. Liquidity risk arises in the general funding for our financing, trading and investment activities. It includes the risk of unexpected increases in the cost of funding the portfolio of assets at appropriate maturities and rates, the risk of being unable to liquidate a position in a timely manner at a reasonable price and the risk that we will be required to repay liabilities earlier than anticipated.

Our general policy is to maintain liquidity adequate to ensure our ability to honor withdrawals of deposits, make repayments at maturity of other liabilities, extend loans and meet its own working capital needs. The minimum amount of liquidity is determined by the reserve requirements of the Central Bank. Deposits are subject to a reserve requirement of 9% for peso-denominated demand deposits, 3.6% for peso and UF-denominated time deposits and 19% for demand deposits and 13.6% for time deposits for dollar and other foreign currency obligations. See “Item 4D: Business Overview—Regulation and Supervision.” The Central Bank has statutory authority to increase these percentages to up to 40% for demand deposits and up to 20% for time deposits, to implement monetary policy. In addition, a 100% special reserve (reserva técnica) applies to demand deposits, deposits in checking accounts, other demand deposits received or obligations payable on sight, incurred in the ordinary course of business, other deposits unconditionally payable immediately or within a term of less than 30 days and other time deposits payable within 10 days to the extent their aggregate amount exceeds 2.5 times the amount of a bank’s paid-in capital and reserves. Interbank loans are deemed to have a maturity of more than 30 days, even if payable within the following 10 days.

In 1999 the Central Bank passed new regulations regarding liquidity which is summarized as follows:

•

The sum of the liabilities with a maturity of less than 30 days cannot exceed the sum of the assets with maturity of 30 days by more than an amount equal to a bank’s capital. This limit must be calculated separately for the gap in pesos and the gap in foreign currency. In any case the sum of the gap in local currency and foreign currency cannot be greater than a bank’s capital.

•	The sum of the liabilities with a maturity of less than 90 days cannot exceed the sum of the assets with a maturity of less than 90 days by more than 2 times a bank’s capital. This limit must be calculated in local currency and foreign currencies together as one gap.

We have set other liquidity limits and ratios that minimize liquidity risk. See “Item 11: Quantitative and Qualitative Disclosure About Market Risk.

Cash Flow

The tables below sets forth our main sources of cash. The subsidiaries are not an important source of cash flow for us and therefore, have no impact on our ability to meet our cash obligations. No legal or economic restrictions exist on the ability of subsidiaries to transfer funds to us in the form of loans or cash dividends as long as these subsidiaries abide by the regulations in the Ley de Sociedad Anonimas regarding loans to related parties and minimum dividend payments.

	Year ended December 31,
	2000	2001	2002
	(in millions of constant Ch$ as of December 31, 2002)
Net cash provided by operating activities	345,999	(210,443)	359,820

Cash provided by operating activities increased Ch$570,263 million in 2002 compared to 2001 due to the merger which increased the Bank’s operating activities.

	Year ended December 31,
	2000	2001	2002
	(in millions of constant Ch$ as of December 31, 2002)
Net cash provided by investing activities	(137,951)	(274,381)	746,625

Cash provided by investing activities increased Ch$1,021,006 million in 2002 compared to 2001 due to the merger.

	Year ended December 31,
	2000	2001	2002
	(in millions of constant Ch$ as of December 31, 2002)
Net cash provided by (used in) financing activities	(55,996)	510,632	(1,164,365)

Cash provided by financing investing activities decreased Ch$1,674,997 million in 2002 compared to 2001 as a result of the merger.

Deposits and Other Borrowings

The following table sets forth our average daily balance of liabilities for the years ended December 31, 2000, 2001 and 2002, in each case together with the related average nominal interest rates paid thereon.

	Year ended December 31,
	2000			2001			2002
	Average Balance	% of Total Average Liabilities	Average Nominal Rate	Average Balance	% of Total Average Liabilities	Average Nominal Rate	Average Balance	% of Total Average Liabilities	Average Nominal Rate
	(in millions of constant Ch$ as of December 31, 2002, except for percentages)
Savings accounts	82,659	1.4%	8.7%	90,121	1.4%	6.2%	164,441	1.4%	4.0%
Time deposits	2,240,370	38.3	9.3	2,420,661	37.1	6.5	4,851,306	40.1	4.7
Central Bank borrowings	23,786	0.4	7.9	31,345	0.5	6.0	42,238	0.3	6.7
Repurchase agreements	130,711	2.2	6.8	194,245	3.0	3.6	531,850	4.4	5.4
Mortgage finance bonds	971,295	16.6	11.0	1,046,151	16.0	9.5	1,711,414	14.1	8.7
Other interest bearing liabilities	735,444	12.6	9.5	817,800	12.5	8.0	1,445,299	11.9	6.8

Subtotal interest bearing liabilities	4,184,265	71.5	9.6	4,600,323	70.5	7.3	8,746,548	72.2	5.9

Non-interest bearing liabilities
Non-interest bearing deposits	765,595	13.1	—	863,395	13.2	—	1,649,587	13.6	—
Contingent liabilities	317,823	5.4	—	309,794	4.7	—	664,946	5.5	—
Other non-interest bearing liabilities	111,075	1.9	—	226,162	3.5	—	73,369	0.6	—
Shareholders’ equity	474,475	8.1	—	526,499	8.1	—	973,322	8.0	—

Subtotal non-interest bearing liabilities	1,669,268	28.5	—	1,925,850	29.5	—	3,361,224	27.8	—

Total liabilities	5,853,533	100.0	—	6,526.173	100.0	—	12,107,772	100.0	—

Our most important source of funding is our time deposits. Time deposits represented 40.1% of our average total liabilities in the year ended December 31, 2002. Our current funding strategy is to continue to utilize all sources of funding in accordance with their cost, their availability and our general asset and liability management strategy. Special emphasis is being placed on increasing deposits from retail customers which we consider to be a cheaper and more stable source of funding. We also intend to continue to broaden our customer deposit base, to emphasize core deposit funding and to fund our mortgage loans with the matched funding available through the issuance of mortgage finance bonds in Chile’s domestic capital markets. See “Item 4B: Business Overview—Lines of Business—Banca Comercial—Residential Mortgage Lending.” Management believes that broadening our deposit base by increasing the number of account holders has created a more stable funding source.

Composition of Deposits and Other Commitments

The following table sets forth the composition of our deposits and similar commitments as of December 31, 2000, 2001 and 2002.

	As of December 31,
	2000	2001	2002
	(in millions of constant Ch$ as of December 31, 2002)
Checking accounts	510,820	534,583	1,099,820
Other demand liabilities	374,913	326,567	718,015
Savings accounts	87,482	92,656	187,861
Time deposits	2,244,514	2,610,309	4,039,751
Other commitments (1)	13,432	15,129	38,462
Total	3,231,161	3,579,244	6,083,909

(1)	Includes primarily leasing accounts payable relating to purchases of equipment.

Maturity of Deposits

The following table sets forth information regarding the currency and maturity of our deposits as of December 31, 2002, expressed in percentages. UF–denominated deposits are similar to peso-denominated deposits in all respects, except that the principal is readjusted periodically based on variations in the Chilean consumer price index.

	Ch$	UF	Foreign Currency	Total
Demand deposits	0.8	—	—	0.4
Savings accounts	32.1	—	14.5	20.2
Time deposits:
Maturing within 3 months	63.3	31.7	97.3	56.3
Maturing after 3 but within 6 months	14.5	19.1	2.6	14.5
Maturing after 6 but within 12 months	7.4	35.6	0.1	17.0
Maturing after 12 months	14.8	13.6	0.0	12.2
Total time deposits	67.1	100.0	85.5	79.4
Total deposits	100.0	100.0	100.0	100.0

The following table sets forth information regarding the maturity of the outstanding time deposits in excess of U.S.$100,000 issued by us as of December 31, 2002.

	Ch$		UF		Foreign Currency		Total
	(in millions of constant Ch$ as of December 31, 2002)
Time deposits:
Maturing within 3 months		3,000,000		—		92,081		3,092,081
Maturing after 3 but within 6 months		—		—		10,899		10,899
Maturing after 6 but within 12 months		—		2,458		—		2,458
Maturing after 12 months		104,474		—		—		104,474
Total time deposits	Ch$	3,104,474	Ch$	2,458	Ch$	102,980	Ch$	3,209,912

Short-term Borrowings

The principal categories of our short-term borrowings are amounts borrowed under foreign trade lines of credit, domestic interbank loans and repurchase agreements. The table below presents the amounts outstanding at the end of each period indicated and the weighted average nominal interest rate for each such period by type of short-term borrowing.

	As of and for the Year Ended December 31,
	2000		2001		2002
	Year End Balance	Weighted Average Nominal Interest Rate	Year End Balance	Weighted Average Nominal Interest Rate	Year End Balance	Weighted Average Nominal Interest Rate
	(in millions of constant Ch$ as of December 31, 2002, except for rate data)
Investments under repurchase agreements	158,759	7.4%	224,822	2.6%	730,145	4.0%
Central Bank borrowings
Domestic interbank loans	169,930	9.2	191,358	6.5	20,590	3.6
Borrowings under foreign trade credit lines	58,959	7.2	110,901	2.7	36,725	8.5
Total short-term borrowings	387,648	8.2	527,081	4.0	787,380	7.3

The following table shows the average balance and the average nominal rate for each short-term borrowing category during the periods indicated:

	As of and for the Year Ended December 31,
	2000		2001		2002
	Average Balance	Average Nominal Interest Rate	Average Balance	Average Nominal Interest Rate	Average Balance	Average Nominal Interest Rate
	(in millions of constant Ch$ as of December 31, 2002, except for rate data)
Investments under repurchase agreements	130,711	6.8%	194,245	3.6%	531,850	5.4%
Central Bank borrowings	23,786	7.9	31,345	6.0	42,238	6.7
Domestic interbank loans	147,949	9.5	129,893	5.3	32,995	6.7
Borrowings under foreign trade credit lines					1,093,179	6.8
Total short-term borrowings	302,446	8.2	335,483	3.8	1,700,262	6.4

The following table presents the maximum month-end balances of our principal sources of short-term borrowings during the periods indicated:

	Maximum 2000 Month- End Balance	Maximum 2001 Month- End Balance	Maximum 2002 Month- End Balance
	(in millions of constant Ch$ as of December 31, 2002)
Investments under agreements to repurchase	229,950	235,724	47,385
Central Bank borrowings	9,558	108,366	—
Domestic interbank loans	240,210	216,556	20,510
Borrowings under foreign trade credit lines	58,959	147,634	114,319
Total short-term borrowings	538,677	708,280	182,214

Other Borrowings

Our long-term and short-term borrowings are summarized below. Borrowings are generally classified as short-term when they have original maturities of less than one year or are due on demand. All other borrowings are classified as long-term, including the amounts due within one year on such borrowings.

	December 31, 2001
	Long-term	Short-term	Total
	(Ch$mn)
Central Bank borrowings	16,349	108,366	124,715
Credit loans for renegotiations of loans	—	—	—
Investments under agreements to repurchase	—	224,822	224,822
Mortgage finance bonds	1,126,616	—	1,126,616
Other borrowings: bonds	234,155	—	234,155
Subordinated bonds	272,824	—	272,824
Borrowings from domestic financial institutions	35,793	82,992	118,785
Foreign borrowings	75,827	110,901	186,728
Other obligations	13,875	29,438	43,313

Total borrowings	1,775,439	556,519	2,331,958

	December 31, 2002
	Long-term	Short-term	Total
	(Ch$mn)
Central Bank borrowings	13,960	—	13,960
Credit loans for renegotiations of loans	5,753	—	15,753

	December 31, 2002
	Long-term	Short-term	Total
	(Ch$mn)
Investments under agreements to repurchase	—	730,145	730,145
Mortgage finance bonds	1,562,010	—	1,562,010
Other borrowings: bonds	400,634	—	400,634
Subordinated bonds	454,962	—	454,962
Borrowings from domestic financial institutions	41,637	20,510	62,147
Foreign borrowings	567,971	36,725	604,696
Other obligations	35,244	41,656	76,900

Total borrowings	3,092,171	829,036	3,921,207

a) Central Bank borrowings

Central Bank borrowings include credit lines for the renegotiations of loans and other Central Bank borrowings. These credit lines were provided by the Central Bank for the renegotiations of loans due to the need to refinance debts as a result of the economic recession and crisis of the banking system in the early 1980’s. The lines for the renegotiations, which are considered long-term, are related with mortgage loans linked to the UF index and bear a real annual interest rate of 3.0%. Other Central Bank borrowings carry a nominal annual interest rate of 6.4%. The maturities of the outstanding amounts due to the Central Bank are as follows:

	December 31,
	2001	2002
	(Ch$mn)
Renegotiations of mortgage loans	16,349	15,753

Total credit lines for renegotiations of loans	16,349	15,753

The maturities of the outstanding amounts due under these credit lines, which are considered long-term, are as follows:

As of December 31, 2002
(Ch$mn)
Due within 1 year	13,507
Due after 1 year but within 2 years	—
Due after 2 years but within 3 years	—
Due after 3 years but within 4 years	—
Due after 4 years but within 5 years	—
Due after 5 years	2,246

Total credit lines for renegotiations of loans	15,753

(b) Mortgage finance bonds

These bonds are used to finance the granting of mortgage loans. The outstanding principal amounts of the bonds are amortized on a quarterly basis. The range of maturities of these bonds is between five and twenty years. The bonds are linked to the UF index and bear a real weighted average annual interest rate of 5.7%.

As of December 31, 2002
(Ch$mn)
Due within 1 year	164,446
Due after 1 year but within 2 years	129,339
Due after 2 years but within 3 years	98,479
Due after 3 years but within 4 years	136,805

Due after 4 years but within 5 years	129,747
Due after 5 years	903,194

Total mortgage finance bonds	1,562,010

(c) Other borrowings: bonds

	As of December 31,
	2001	2002
	(Ch$mn)
Santiago Leasing S.A.’s bonds	84,457	79,213
Santiago bonds	149,698	133,548
Santander bonds	—	187,873

Total other borrowings: bonds	234,155	400,634

Santiago Leasing S.A.’s bonds are linked to UF and carry an annual interest rate of 5.6%.

Bond obligations included in the line Santiago bonds include series A, B, C and F issued by Santiago and series B and D issued by the former Banco O’Higgins, prior to its merger with us in 1997. These bonds are intended to finance loans that have a maturity of greater than one year, are linked to the UF index and carry a weighted average annual interest rate of 7.0% with interest and principal payments due semi-annually.

Bond obligations included in the line Santander bonds reflect issued by the Old Santander. These bonds are intended to finance loans that have a maturity of greater than one year, are linked to the UF index and carry a weighted average annual interest rate of 6.5%.

The maturities of these bonds are as follows:

As of December 31, 2002
(Ch$mn)
Due within 1 year	12,760
Due after 1 year but within 2 years	28,728
Due after 2 years but within 3 years	12,612
Due after 3 years but within 4 years	10,703
Due after 4 years but within 5 years	34,137
Due after 5 years	301,694

Total bonds	400,634

d) Subordinated bonds

	As of December 31,
	2001	2002
	(Ch$mn)
Santiago bonds denominated en US$ (4)	206,561	217,389
Santander bonds denominated en US$ (3)	—	143,683
Santiago bonds linked to the UF (2)	66,263	62,052
Santander bonds linked to the UF (1)	—	31,838

Total subordinated bonds	272,824	454,962

(1)	The Series C, D and E Bonds outstanding as of December 31, 2002 are intended for the financing of loans having a maturity of greater than one year. They are linked to the UF index and carry an annual interest rate of 7.0% with interest and principal payments due semi-annually.

(2)	The Series C and E Bonds outstanding as of December 31, 2002 are intended for the financing of loans having a maturity of greater than one year. They are linked to the UF index and carry an annual interest rate of 7.5% and 6.0% respectively, with interest and principal payments due semi-annually.

(3)	On October 30, 1998, the Old Santander-Chile issued subordinated bonds abroad, denominated in U.S. dollars, for a total of US$200 million. The bonds carry a nominal interest rate of 6.5% per annum, semi-annual interest payments and one repayment of principal after a term of 7 years.

(4)	Additionally, on July 17, 1997, Santiago issued subordinated bonds abroad, denominated in U.S. dollars, for a total of US$300 million. The bonds carried a nominal interest rate of 7.0% per annum, semi-annual interest payments and one repayment of principal after a term of 10 years. In January 2003 we concluded our offer to exchange new subordinated notes due 2012 for any and all of its outstanding 7% subordinated notes due 2007. A total of US$221,961,000 principal amount of old notes was tendered and accepted by us. Tendering holders received, in exchange for each US$1,000 principal amount of such tendered old notes:

•	US$1,000 principal amount of new notes with an annual interest rate of 7.375%,

•	A cash payment of US$45.13. The aggregate of such cash payments was approximately US$10,017,100.

The maturities of these bonds, which are considered long-term, are as follows:

As of December 31, 2002
(Ch$mn)
Due within 1 year	—
Due after 1 year but within 2 years	—
Due after 2 years but within 3 years	143,669

As of December 31, 2002
(Ch$mn)
Due after 3 years but within 4 years	—
Due after 4 years but within 5 years	226,574
Due after 5 years	84,719

Total subordinated bonds	454,962

e) Foreign borrowings

These are short-term and long-term borrowings from foreign banks. The maturities of these borrowings are as follows:

As of December 31, 2002
(Ch$mn)
Due within 1 year	488,280
Due after 1 year but within 2 years	18,538
Due after 2 years but within 3 years	53,673
Due after 3 years but within 4 years	4,630
Due after 4 years but within 5 years	2,850

Total long-term	567,971
Total short-term	36,725

Total foreign borrowings	604,696

All of these loans are denominated principally in U.S. dollars, are principally used to fund our foreign trade loans and carry an annual average interest rate of 2.9%.

f) Borrowings from domestic financial institutions

Borrowings from domestic financial institutions are used to fund our general activities and direct finance leasing contracts, carry a weighted annual average interest rate of 6.7% and have the followings maturities:

As of December 31, 2002
(Ch$mn)
Due within 1 year	26,155
Due after 1 year but within 2 years	15,482
Due after 2 years but within 3 years	—
Due after 3 years but within 4 years	—
Due after 4 years but within 5 years	—

Total long-term	41,637
Total short-term	20,510

Total borrowings from domestic financial institutions	62,147

g) Other obligations

Other obligations are summarized as follows:

As of December 31, 2002
(Ch$mn)
Due within 1 year	16,698
Due after 1 year but within 2 years	5,348
Due after 2 years but within 3 years	2,587

As of December 31, 2002
(Ch$mn)
Due after 3 years but within 4 years	2,655
Due after 4 years but within 5 years	4,013
Due after 5 years	3,943

Total long term obligations	35,244

Short-term obligations:
Amounts due to credit card operator	34,722
Acceptance of letters of credit	6,934

Total short-term obligations	41,656

Total other obligations	76,900

Other Off-Balance Sheet Arrangements and Commitments

We are party to transactions with off-balance-sheet risk in the normal course of our business. These transactions expose us to credit risk in addition to amounts recognized in the consolidated financial statements. These transactions include commitments to extend credit not otherwise accounted for as contingent loans. These commitments include such items as overdraft and credit card lines of credit.

Such commitments are agreements to lend to a customer at a future date, subject to the customer compliance with meeting of the contractual terms. Since a substantial portion of these commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent our actual future cash requirements. The amounts of these commitments are Ch $1,314,612 million as of December 31, 2002.

We use the same credit policies in making commitments to extend credit as we do for granting loans. In the opinion of our management, our outstanding commitments do not represent an unusual credit risk.

The Bank and its brokerage subsidiary enter into derivative transactions, particularly foreign exchange contracts, as part of their asset and liability management and in acting as dealers to satisfy their clients’ needs. The notional amount of these contracts are carried off-balance-sheet. See Note 13 to the Audited Consolidated Financial Statements.

Operational leases

Certain bank and equipment are leased under various operating leases. Future minimum rental commitments as of December 31, 2002 under un-cancelable leases are as follows:

As of December 31, 2002
MCh$
Due within 1 year	817
Due after 1 year but within 2 years	1,058
Due after 2 years but within 3 years	534
Due after 3 years but within 4 years	766
Due after 4 years but within 5 years	854
Due after 5 years	4,834

Total	8,863

D. Asset and Liability Management

Our policy with respect to asset and liability management is to capitalize on our competitive advantages in treasury operations, maximizing our net interest revenue and return on assets and equity with a view to interest rate, liquidity and foreign exchange risks, while remaining within the limits provided by Chilean banking regulations. Subject to these constraints, we occasionally take mismatched positions with respect to interest rates and foreign currencies. Our asset and liability management policies are developed by the Asset and Liability Committee (the “ALCO”) following guidelines and limits established by Banco Santander Central Hispano’s Global Risk Department and our Market Risk and Control Department. The ALCO is composed of senior members of our Finance Division, the General Manager and the Controller. Senior members of our Finance Division meet daily and, on a formal basis, weekly with the ALCO and outside consultants. In addition, our Controller reports weekly on all of our positions to the ALCO. Our limits and positions are reported on a daily basis to Banco Santander Central Hispano’s Global Risk Department. The ALCO reports as often as deemed necessary to our Board of Directors. The risk limits set by the ALCO are implemented by our Finance Division and are controlled by the Market Risk and Control Department, which establishes guidelines and policies for risk management on a day-to-day basis. For a further discussion of the ALCO and its role in market risk management, See “Item 11: Quantitative and Qualitative Disclosure About Market Risk.”

The composition of our assets, liabilities and shareholders’ equity at December 31, 2002 by currency and term is as follows:

	December 31, 2002
	Ch$	UF	Foreign Currency	Total	Percentage
	(in millions of constant Ch$ as of December 31, 2002, except percentages)
Assets
Cash and due from banks	764,376	—	213,858	978,234	8.4%
Other assets:(1)
Less than one year	2,079,448	2,412,474	1,285,434	5,777,356	49.5
From one to three years	350,977	1,375,205	187,470	1,913,652	16.4
More than three years	88,717	2,325,889	260,515	2,675,121	22.9
Bank premises and equipment and other	483,758	—	—	483,758	4.2
Allowance for loan losses	(167,654)	—	—	(167,654)	-1.4
Total	3,599,622	6,113,568	1,947,277	11,660,467	100
Percentage of total assets	30.9%	52.4%	16.7%	100.0%	—
Liabilities and Shareholders’ Equity
Non-interest bearing deposits	1,697,078	17,575	141,644	1,856,297	15.9
Other liabilities:(1)
Less than one year	1,432,698	1,750,816	2,549,714	5,733,228	49.2
From one to three years	299,162	548,058	303,131	1,150,351	9.9
More than three years	15,730	1,658,567	283,089	1,957,386	16.8
Shareholders’ equity	805,890	—	—	805,890	6.9
2002 net income	157,315	—	—	157,315	1.3
Total	4,407,873	3,975,016	3,277,578	11,660,467	100
Percentage of total liabilities and shareholders’ equity	37.8%	34.1%	28.1%	100.0%

(1)	Other assets include our rights under foreign exchange contracts, and other liabilities include our obligations under foreign exchange contracts. For purposes of our financial statements, our rights and obligations under foreign exchange contracts are included on a net basis. Mortgage finance bonds issued by us are included as other liabilities and mortgage finance bonds held by us in our financial investment portfolio (whether issued by us or by third parties) are included as other assets.

We have generally maintained more peso-denominated liabilities than peso-denominated assets and more UF-denominated assets than UF-denominated liabilities. In the context of a rising CPI, this has in the past had a positive impact on our net income by generating net income from adjustments of the UF that exceeds losses arising from price-level restatements. This effect is expected to decrease significantly if rates of inflation decrease.

Interest Rate Sensitivity

A key component of our asset and liability policy is the management of interest rate sensitivity. Interest rate sensitivity is the relationship between market interest rates and net interest revenue due to the maturity or repricing characteristics of interest earning assets and interest bearing liabilities. For any given period, the pricing structure is matched when an equal amount of such assets and liabilities mature or reprice in that period. Any mismatch of interest earning assets and interest bearing liabilities is known as a gap position. A positive gap denotes asset sensitivity and means that an increase in interest rates would have a positive effect on net interest revenue while a decrease in interest rates would have a negative effect on net interest revenue.

Our interest rate sensitivity strategy takes into account not only the rates of return and the underlying degree of risk, but also liquidity requirements, including minimum regulatory cash reserves, mandatory liquidity ratios, withdrawal and maturity of deposits, capital costs and additional demand for funds. Our maturity mismatches and positions are monitored by us and are managed within established limits.

The following table sets forth the repricing of our interest earning assets and interest bearing liabilities at December 31, 2002 and may not reflect interest rate gap positions at other times. In addition, variations in interest rate sensitivity may exist within the repricing periods presented due to the differing repricing dates within the period. Variations may also arise among the different currencies in which interest rate positions are held.

As the following table reflects, we have a negative gap in the 30 day or less bucket since 42.5% of deposits, our main source of funding are short-term. This is an industry-wide phenomenon. However, our exposure to potential changes in nominal peso interest rates are reduced by the fact that at December 31, 2002 approximately 36.3% of its interest-bearing liabilities and 29.6% of its interest earning assets had a repricing period of less than 90 days. The majority of assets and liabilities with a maturity of 90 days or less are denominated in nominal pesos. Ninety days or more is also the most common repricing period for UF-denominated time deposits. In the case of interest earning assets and interest-bearing liabilities denominated in UF, our exposure to changes in interest rates is reduced by the fact that a significant portion of the interest rate earned or paid on such assets or liabilities is indexed to reflect the daily effect of inflation, and as a result our gap position is limited to variations in the real interest rate among such assets and liabilities. Further, substantially all of Santander-Chile’s foreign currency-denominated loans were funded by foreign currency borrowings and time deposits with comparable maturity or repricing dates. Moreover, mortgage loans which have 8 to 20-year terms were generally financed through mortgage finance bonds issued for the same terms and in the same currency.

	As of December 31, 2002
	Up to 30 days	31-60 days	61-90 days	91-180 days	181-365 days	1-3 years	Over 3 years	Total
	(in millions of constant Ch$ as of December 31, 2002, except for percentages)
Interest-earning assets:
Interbank deposits	110,045	—	—	—	—	—	—	110,045
Financial investments	569,594	244,377	58,189	253,673	352,918	684,126	336,501	2,499,378
Loans	1,213,022	567,971	256,452	654,499	555,600	1,006,594	1,240,041	5,494,179
Mortgage loans	84,460	10,876	10,947	33,443	66,912	263,227	1,115,040	1,584,905
Contingent loans	74,799	55,999	46,923	160,972	64,592	144,857	72,675	620,817
Past due loans	166,850	—	—	—	—	—	—	166,850
Total interest-earning assets	2,218,770	879,223	372,511	1,102,587	1,040,022	2,098,804	2,764,257	10,476,174

Interest-bearing liabilities:
Deposits	1,795,082	306,804	232,183	629,413	735,414	495,700	33,016	4,227,612
Central Bank borrowings	557	757	380	4,283	10,797	6,894	6,045	29,713
Repurchase agreements	486,550	181,483	16,647	24,021	5,252	8,354	7,838	730,145
Mortgage finance bonds	47,385	8,137	5,595	34,195	69,134	227,817	1,169,747	1,562,010
Other interest-bearing liabilities	116,386	10,971	4,138	192,931	329,076	273,538	672,299	1,599,339

Total interest-bearing	2,445,960	508,152	258,943	884,843	1,149,673	1,012,303	1,888,945	8,148,819

	As of December 31, 2002
	Up to 30 days	31-60 days	61-90 days	91-180 days	181-365 days	1-3 years	Over 3 years	Total
liabilities
Asset/liability gap	(227,190)	371,071	113,568	217,744	(109,651)	1,086,501	875,312	2,327,355
Cumulative gap	(227,190)	143,881	257,449	475,193	365,542	1,452,043	2,327,355	—
Ratio of cumulative gap to cumulative total interest earning assets	(10.2)%	4.6%	7.4%	10.4%	6.5%	18.8%	22.2%

Exchange Rate Sensitivity

The regulations of the Central Bank do not permit the difference, whether positive or negative, between a bank’s assets and liabilities denominated in foreign currencies (including assets and liabilities denominated in US dollars but payable in pesos, as well as those denominated in pesos and adjusted by the variation of the US dollars exchange rate) to exceed 20% of the bank’s paid-in capital and reserves; provided that if its assets are higher than its liabilities, it may exceed 20% in an amount equal to its allowances and reserves in foreign currency (excluding those which correspond to profits to be remitted abroad). The gap between foreign currency denominated assets and foreign currency denominated liabilities at Santander-Chile, including forward contracts was Ch$(106,266) million on a combined basis in the year-ended December 31, 2001 and Ch$11,396 million for the year-ended December 31, 2002.

In recent years, our results of operations have benefited from fluctuations in the exchange rate between the Chilean peso and the U.S. dollar in part due to our policy and Central Bank regulations relating to the control of material exchange rate mismatches. However, the rate of devaluation or appreciation of the peso against the U.S. dollar could be expected to have the following principal effects:

(i) If we maintain a net asset position in U.S. dollars and a devaluation of the peso against the dollar occurs, we would record a related gain, and if an appreciation of the peso occurs, we would record a related loss;

(ii) If we maintain a net liability position in U.S. dollars and a devaluation of the peso against the dollar occurs, we would record a related loss, and if an appreciation of the peso occurs, Santander-Chile would record a related gain;

(iii) If the inflation rate for a period exceeded the devaluation of the peso against the U.S. dollar during the same period, we would record a related gain if it had a net asset position in UFs which exceeded a net liability position in U.S. dollars, and it would record a related loss if it had a net liability position in U.S. dollars which exceeded a net asset position in UFs. The same effect would occur if there were an appreciation of the peso against the U.S. dollar; and

(iv) If the inflation rate for a period were lower than the rate of devaluation of the peso against the U.S. dollar during the same period, we would record a related gain if it maintained a net asset position in U.S. dollars and a net liability position in UFs and would record a related loss if it had a net liability position in U.S. dollars and a net asset position in UFs. The same effect would occur if there were an appreciation of the peso against the U.S. dollar.

We enter into forward exchange contracts which are fundamentally of two types: (i) transactions covering two foreign currencies and (ii) transactions covering only Chilean pesos and UFs against U.S. dollars. The first type is done for hedging purposes, such as when we take a liability position in foreign currency other than the U.S. dollar; the second type, which is carried out only in the Chilean local market, is utilized to take foreign currency positions, subject to the regulatory requirement that the forward foreign currency exposure must be included in the maximum net foreign currency position permitted by applicable regulations. See “Item 4D: Business Overview—Regulation and Supervision” and “Item 5D: Asset and Liability Management—Selected Statistical Information—Average Balance Sheets and Interest Rate Data.”

Derivatives

We enter into foreign exchange forward contracts and interest rate swap contracts as part of its asset and liability management. The Central Bank requires that foreign exchange forward contracts be made only in U.S. dollars and other major foreign currencies. Substantially all forward contracts entered into by us are made in U.S. dollars against the Chilean peso or the UF. In September 1997, the Central Bank changed its regulations with respect to foreign currency forward contracts. We may now enter into foreign currency forward contracts with companies organized and located outside of Chile, including foreign subsidiaries of Chilean companies. Management believes that as the market for forward contracts deepens, our client base in Chile as well as its relationship with Banco Santander Central Hispano will give it an advantage in positioning itself within this new market.

Capital Expenditures

The following table reflects capital expenditures in each of the three years ended December 31, 2000, 2001 and 2002:

	For the Year Ended December 31,
	2000	2001	2002
	(in millions of constant Ch$ as of December 31, 2002)
Land and Buildings	1,509	2,300	1,902
Machinery and Equipment	5,002	5,816	4,858
Furniture and Fixtures	1,182	481	1,525
Vehicles	70	342	781
Other	252	197	6,589

Total	8,015	9,136	15,655

Selected Statistical Information

The following information is included for analytical purposes and should be read in conjunction with our financial statements as well as the discussion in “Item 5: Operating and Financial Review and Prospects.” Pursuant to Chilean GAAP, the financial data in the following tables for all periods through December 31, 2002 have been restated in constant Chilean pesos as of December 31, 2002. The UF is linked to, and is adjusted daily to, reflect changes in the previous month’s Chilean consumer price index. See Note 1(b) to our financial statements.

Average Balance Sheets, Income Earned from Interest Earning Assets and Interest Paid on Interest-Bearing Liabilities

The average balances for interest earning assets and interest-bearing liabilities, including interest and readjustments received and paid, have been calculated on the basis of daily balances for us and our subsidiaries. Such average balances are presented in Chilean pesos (Ch$), in Unidades de Fomento (UF) and in foreign currencies (principally U.S.$).

The nominal interest rate has been calculated by dividing the amount of interest and principal readjustment due to changes in the UF index (gain or loss) during the period by the related average balance, both amounts expressed in constant pesos. The nominal rates calculated for each period have been converted into real rates using the following formulas:

Rp=	1+Np	-1	Rd=	(1+Nd)(+D)	-1

	1+I			1+I

Where:

Rp=	real average rate for peso-denominated assets and liabilities (in Ch$ and UF) for the period;
Rd=	Real average rate for foreign currency-denominated assets and liabilities for the period;
Np=	nominal average rate for peso-denominated assets and liabilities for the period;

Nd=	nominal average rate for foreign currency-denominated assets and liabilities for the period;
D=	devaluation rate of the Chilean peso to the U.S. dollar for the period; and
I=	inflation rate in Chile for the period (based on the variation of the Chilean Consumer Price Index).

The real interest rate can be negative for a portfolio of peso-denominated loans when the inflation rate for the period is higher than the average nominal rate of the loan portfolio for the same period. A similar effect could occur for a portfolio of foreign currency denominated loans when the inflation rate for the period is higher than the sum of the devaluation rate for the period and the corresponding average nominal rate of the portfolio.

The formula for the average real rate for foreign currency denominated assets and liabilities (Rd) reflects a gain or loss in purchasing power caused by the difference between the devaluation rate of the Chilean peso and the inflation rate in Chile during the period.

The following example illustrates the calculation of the real interest rate for a dollar-denominated asset bearing a nominal annual interest rate of 10.0% (Nd = 0.10), assuming a 5.0% annual devaluation rate (D = 0.05) and a 12.0% annual inflation rate (I = 0.12):

Rd =	(1+0.10)(1+0.05)	-1 = 3.125% per year

1+0.12

In the example, since the inflation rate was higher than the devaluation rate, the real rate is lower than the nominal rate in dollars. If, for example, the annual devaluation rate were 15.0%, using the same numbers, the real rate in Chilean pesos would be 12.9%, which is higher than the nominal rate in U.S. dollars. Using the same numbers, if the annual inflation rate were greater than 15.5%, the real rate would be negative.

Contingent loans (consisting of guarantees and open and unused letters of credit) have been treated as interest-earning assets. Although the nature of the income derived from such assets is similar to a fee, Chilean banking regulations require that such income be accounted for as interest revenue. As a result of this treatment, the comparatively low rates of interest earned on these assets have a distorting effect on the average interest rate earned on total interest earning assets.

The real rate for contingent loans has been stated as the nominal rate, since we do not have an effective funding obligation for these loans. The foreign exchange gains or losses on foreign currency denominated assets and liabilities have not been included in interest revenue or expense. Similarly, interest on financial investments does not include trading gains or losses on these investments. Interest is not recognized during periods in which loans are past due. However, interest received on past due loans includes interest on such loans from the original maturity date.

Non-performing loans that are not yet 90 days or more overdue have been included in each of the various categories of loans, and therefore affect the various averages. (non-performing loans consist of loans as to which either principal or interest is overdue (i.e., non accrual loans) and restructured loans earning no interest.) Non-performing loans that are 90 days or more overdue are shown as a separate category of loans (Past due loans). Interest and/or indexation readjustments received on all non-performing dollar-denominated loans during the periods are included as interest revenue. However, all peso-denominated loans that are classified as non-performing do not accrue interest or indexation adjustments as interest revenue.

Included in interbank deposits are checking accounts maintained in the Central Bank and foreign banks. Such assets have a distorting effect on the average interest rate earned on total interest earning assets because currently balances maintained in Chilean peso amounts do not earn interest, and the only balances held in a foreign currency that earn interest are those maintained in U.S. dollars, but those only earn interest on the amounts that are legally required to be held for liquidity purposes. Additionally, this account includes interest earned by overnight investments. Consequently, the average interest earned on such assets is comparatively low. We maintain these deposits in these accounts to comply with statutory requirements and to facilitate international business, rather than to earn income.

The monetary gain or loss on interest earning assets and interest-bearing liabilities is not included as a component of interest revenue or interest expense because inflation effects are taken into account in the calculation of real interest rates.

The following tables show, by currency of denomination, average balances and, where applicable, interest amounts and real rates for our assets and liabilities for the years ended December 31, 2000, 2001 and 2002:

	Year ended December 31,
	2000				2001				2002
	Average Balance	Interest Earned	Average Real Rate	Average Nominal Rate	Average Balance	Interest Earned	Average Real Rate	Average Nominal Rate	Average Balance	Interest Earned	Average Real Rate	Average Nominal Rate
	(in millions of constant Ch$ as of December 31, 2002, except for rate data)
ASSETS
INTEREST EARNING ASSETS
Interbank deposits
Ch$	52,603	1,220	(0.6)%	2.3%	53,483	1,406	-0.3%	2.6%	30,170	1,817	3.0%	6.0%
UF	—	—	—	—	—	—	—	—	37,918	1,558	1.1	4.1
Foreign currency	45,981	3,239	12.9	7.0	34,854	913	8.2	2.6	—	—	—	—

Total	98,584	4,459	5.7	4.5	88,337	2,319	3.0	2.6	68,088	3,375	1.9	5.0

Financial investments
Ch$	64,577	2,391	0.7	3.7	157,272	7,982	2.1	5.1	338,040	17,551	2.2	5.2
UF	176,977	17,851	6.9	10.1	262,237	17,810	3.7	6.8	828,446	66,772	5.0	8.1
Foreign currency	288,447	23,886	14.2	8.3	246,564	12,536	10.8	5.1	1,156,639	98,725	14.4	8.5

Total	530,001	44,128	10.1	8.3	666,073	38,328	5.9	5.8	2,323,125	183,048	9.3	7.9

Loans
Ch$	887,753	185,437	17.4	20.9	1,007,130	191,629	15.6	19.0	2,175,938	351,728	12.8	16.2
UF	1,897,810	237,416	9.3	12.5	1,920,332	193,834	6.9	10.1	2,853,299	262,890	6.8	9.2
Foreign currency	512,614	40,911	13.9	8.0	660,126	48,260	13.1	7.3	1,089,672	47,388	10.0	4.3

Total	3,298,177	463,764	12.2	14.1	3,587,588	433,723	10.5	12.1	6,118,909	662,006	7.3	9.8

Mortgage loans
Ch$	—	—	—	—	—	—	—	—	—	—	—	—
UF	939,432	116,505	9.2	12.4	998,147	109,744	7.8	11.0	1,554,570	166.555	7.5	10.7
Foreign currency	—	—	—	—	—	—	—	—	—	—	—	—

Total	939,432	116,505	9.2	12.4	998,147	109,744	7.8	11.0	1,554,570	166.555	7.5	10.7

	Year ended December 31,
	2000				2001				2002
	Average Balance	Interest Earned	Average Real Rate	Average Nominal Rate	Average Balance	Interest Earned	Average Real Rate	Average Nominal Rate	Average Balance	Interest Earned	Average Real Rate	Average Nominal Rate
	(in millions of constant Ch$ as of December 31, 2002, except for rate data)
Contingent loans
Ch$	27,905	965	0.5%	3.5%	27,905	1,035	0.7%	3.75%	64,046	1,656	(0.4)%	2.6%
UF	84,783	981	(1.8)	1.2	90,375	1,124	-1.7	1.2	206,549	1,855	(2.0)	0.9
Foreign currency	206,298	1,127	6.0	0.5	192,113	1,085	6.0	0.6	394,124	2,546	6.1	0.6

Total	318,986	3,073	3.5	1.0	310,393	3,244	3.3	1.0	664,719	6,057	3.0	0.9

Past due loans
Ch$	17,523	4,026	19.4	23.0	18,878	5,209	23.9	27.6	45,092	10,536	19.8	23.4
UF	45,934	7,832	13.7	17.1	46,706	3,998	5.4	8.6	79,231	—	(2.9)	—
Foreign currency	1,943	238	18.2	12.1	2,942	198	12.5	6.7	5,988	—	5.4	—

Total	65,400	12,096	15.4	18.5	68,526	9,405	10.8	13.7	130,311	10,536	5.4	8.1

Total interest earning assets
Ch$	1,050,361	194,039	15.1	18.5	1,264,668	207,261	13.0	16.4	2,653,286	383,288	11.2	14.4
UF	3,144,936	380,585	8.9	12.1	3,317,797	326,510	6.7	9.8	5,560,013	499,630	5.9	9.0
Foreign currency	1,055,283	69,401	12.4	6.6	1,136,599	62,992	11.3	5.5	2,646,423	148,659	11.4	5.6

Total	5,250,580	644,025	10.6	12.3	5,719,064	596,763	9.0	10.4	10,859,722	1,031,577	8.5	9.5

	Year ended December 31,
	2000				2001				2002
	Average Balance	Interest Earned	Average Real Rate	Average Nominal Rate	Average Balance	Interest Earned	Average Real Rate	Average Nominal Rate	Average Balance	Interest Earned	Average Real Rate	Average Nominal Rate
	(in millions of constant Ch$ as of December 31, 2002, except for rate data)
NON-INTEREST EARNING ASSETS
Cash
Ch$	363,339	—	—	—	420,348	—	—	—	928,852	—	—	—
UF	—	—	—	—	—	—	—	—	—	—	—	—
Foreign currency	28,792	—	—	—	47,303	—	—	—	29,562	—	—	—

Total	392,131	—	—	—	467,651	—	—	—	958,414	—	—	—

Allowance for loan losses
Ch$	(92,183)	—	—	—	(91,883)	—	—	—	(154,480)	—	—	—
UF	—	—	—	—	—	—	—	—	—	—	—	—
Foreign currency	—	—	—	—	—	—	—	—	—	—	—	—

Total	(92,183)	—	—	—	(91,883)	—	—	—	(154,480)	—	—	—

Bank premises and equipment, net assets
Ch$	131,121	—	—	—	128,681	—	—	—	224,815	—	—	—
UF	—	—	—	—	—	—	—	—	—	—	—	—
Foreign currency	—	—	—	—	—	—	—	—	—	—	—	—

Total	131,121	—	—	—	128,681	—	—	—	224,815	—	—	—
Other assets
Ch$	93,701	—	—	—	192,384	—	—	—	44,652	—	—	—
UF	2,346	—	—	—	319	—	—	—	88,259	—	—	—
Foreign currency	75,837	—	—	—	109,957	—	—	—	86,390	—	—	—

Total	171,884	—	—	—	302,660	—	—	—	219,301	—	—	—

Total non-interest earning assets
Ch$	495,978	—	—	—	649,530	—	—	—	1,043,839	—	—	—
UF	2,346	—	—	—	319	—	—	—	88,259	—	—	—
Foreign currency	104,629	—	—	—	157,260	—	—	—	115,952	—	—	—

Total	602,953	—	—	—	807,109	—	—	—	1,248,050	—	—	—

TOTAL ASSETS
Ch$	1,546,339	194,039	—	—	1,914,198	207,261	—	—	3,697,125	383,288	—	—
UF	3,147,282	380,585	—	—	3,318,116	326,510	—	—	5,648,272	499,630	—	—
Foreign currency	1,159,912	69,401	—	—	1,293,859	62,992	—	—	2,762,375	148,659	—	—

Total	5,853,533	644,025	—	—	6,526,173	596,763	—	—	12,107,772	1,031,577	—	—

	Year ended December 31,
	2000				2001				2002
	Average Balance	Interest Paid	Average Real Rate	Average Nominal Rate	Average Balance	Interest Paid	Average Real Rate	Average Nominal Rate	Average Balance	Interest Paid	Average Real Rate	Average Nominal Rate
	(in millions of constant Ch$ as of December 31, 2002, except for rate data)
LIABILITIES AND SHAREHOLDERS’ EQUITY
INTEREST BEARING LIABILITIES
Savings accounts
Ch$	—	—	—%	—%	—	—	—%	0.05%	—	—	—%	—%
UF	82,659	7,171	5.6	8.7	90,121	5,572	3.1	6.2	164,441	6,659	1.1	4.0
Foreign currency	—	—	—	—	—	—	—	—	—	—	—	—

Total	82,659	7,171	5.6	8.7	90,121	5,572	3.1	6.2	164,441	6,659	1.1	4.0

Time deposits
Ch$	666,176	59,454	5.8	8.9	696,228	42,899	3.1	6.2	2,324,349	111,327	1.8	4.8
UF	1,282,686	130,973	7.0	10.2	1,336,338	99,097	4.3	7.4	1,691,197	102,828	3.0	6.1
Foreign currency	291,508	17,889	11.9	6.1	388,095	15,443	9.6	4.05	835,760	12,396	7.0	1.5

Total	2,240,370	208,316	7.3	9.3	2,420,661	157,439	4.8	6.5	4,851,306	226,551	3.1	4.7

Central Bank borrowings
Ch$	1,914	205	7.5	10.7	13,346	803	3.0	6.0	8,710	402	1.6	4.6
UF	21,872	1,674	4.6	7.7	17,999	1,089	3.0	6.15	33,528	2,407	4.1	7.2
Foreign currency	—	—	—	—	—	—	—	—	—	—	—	—

Total	23,786	1,879	4.8	7.9	31,345	1,892	3.0	6.0	42,238	2,809	3.6	6.7

Repurchase agreements
Ch$	126,304	8,520	3.7	6.7	160,076	5,568	0.5	3.5	168,121	8,232	1.9	4.9
UF	4,407	322	4.2	7.3	18,187	1,480	5.0	8.1	256,433	16,629	3.4	6.5
Foreign currency	—	—	—	—	15,982	(14)	5.3	(0.1)	107,296	3,826	9.2	3.6

Total	130,711	8,842	3.7	6.8	194,245	7,034	1.3	3.6	531,850	28,687	4.1	5.4

Mortgage finance bonds
Ch$	—	—	—	—	—	—	—	—	—	—	—	—
UF	971,295	107,115	7.8	11.0	1,046,151	99,234	6.3	9.5	1,711,414	148,617	5.6	8.7
Foreign currency	—	—	—	—	—	—	—	—	—	—	—	—

Total	971,295	107,115	7.8	11.0	1,046,151	99,234	6.3	9.5	1,711,414	148,617	5.6	8.7

Other interest bearing liabilities
Ch$	88,884	7,377	5.2	8.3	89,765	5,185	2.7	5.8	129,379	3,193	(0.5)	2.5
UF	374,333	50,571	10.2	13.5	386,131	37,264	6.5	9.7	536,050	57,002	7.5	10.6
Foreign currency	272,227	11,974	10.1	4.4	341,904	23,094	12.6	6.8	779,870	38,613	10.7	5.0

Total	735,444	69,922	9.6	9.5	817,800	65,543	8.6	8.0	1,445,299	98,808	8.5	6.8

Total interest bearing liabilities
Ch$	883,278	75,556	5.4	8.6	959,415	54,455	2.6	5.7	2,630,559	123,154	1.7	4.7
UF	2,737,252	297,826	7.7	10.9	2,894,927	243,736	5.3	8.4	4,393,063	334,142	4.5	7.6
Foreign currency	563,735	29,863	11.0	5.3	745,981	38,523	10.9	5.2	1,722,926	54,835	8.8	3.2

Total	4,184,265	403,245	7.7	9.6	4,600,323	336,714	5.7	7.3	8,746,548	512,131	4.5	5.9

	Year ended December 31,
	2000				2001				2002
	Average Balance	Interest Paid	Average Real Rate	Average Nominal Rate	Average Balance	Interest Paid	Average Real Rate	Average Nominal Rate	Average Balance	Interest Paid	Average Real Rate	Average Nominal Rate
	(in millions of constant Ch$ of December 31, 2002, except for rate data)
NON-INTEREST BEARING LIABILITIES
Non-interest bearing demand deposits
Ch$	698,612	—	—%	—%	800,733	—	—%	—%	1,649,587	—	—%	—%
UF	11,611	—	—	—	9,529	—	—	—	—	—	—	—
Foreign currency	55,372	—	—	—	53,133	—	—	—	—	—	—	—

Total	765,595	—	—	—	863,395	—	—	—	1,649,587	—	—	—

Contingent obligations
Ch$	27,259	—	—	—	27,762	—	—	—	64,046	—	—	—
UF	84,817	—	—	—	90,294	—	—	—	206,549	—	—	—
Foreign currency	205,747	—	—	—	191,738	—	—	—	394,351	—	—	—

Total	317,823	—	—	—	309,794	—	—	—	664,946	—	—	—

Other non-interest bearing Liabilities
Ch$	30,195	—	—	—	110,417	—	—	—	465	—	—	—
UF	10,006	—	—	—	3,445	—	—	—	47,459	—	—	—
Foreign currency	70,874	—	—	—	112,300	—	—	—	25,445	—	—	—

Total	111,075	—	—	—	226,162	—	—	—	73,369	—	—	—

Shareholders’ equity
Ch$	474,775	—	—	—	526,499	—	—	—	973,322	—	—	—
UF	—	—	—	—	—	—	—	—	—	—	—	—
Foreign currency	—	—	—	—	—	—	—	—	—	—	—	—

Total	474,775	—	—	—	526,499	—	—	—	973,322	—	—	—

Total non-interest bearing liabilities and shareholders’ equity
Ch$	1,230,841	—	—	—	1,465,411	—	—	—	2,687,420	—	—	—
UF	106,434	—	—	—	103,268	—	—	—	254,008	—	—	—
Foreign currency	331,993	—	—	—	357,171	—	—	—	419,796	—	—	—

Total	1,669,268	—	—	—	1,925,850	—	—	—	3,361,224	—	—	—

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY
Ch$	2,114,119	75,556	—	—	2,424,826	54,455	—	—	5,317,979	123,154	—	—
UF	2,843,686	297,826	—	—	2,998,195	243,736	—	—	4,647,071	334,142	—	—
Foreign currency	895,728	29,863	—	—	1,103,152	38,523	—	—	2,142,722	54,835	—	—

Total	5,853,533	403,245	—	—	6,526,173	336,714	—	—	12,107,772	512,131	—	—

Changes in Net Interest Revenue and Interest Expense: Volume and Rate Analysis

The following table allocates, by currency of denomination, changes in Santander-Chile’s interest revenue and interest expense between changes in the average volume of interest earning assets and interest bearing liabilities and changes in their respective nominal interest rates for 2002 compared to 2001 and 2001 compared to 2000. Volume and rate variances have been calculated based on movements in average balances over the period and changes in nominal interest rates on average interest earning assets and average interest bearing liabilities.

	Increase (Decrease) from 2000 to 2001 Due to Changes in			Net Change from 2000 to 2001	Increase (Decrease) from 2001 to 2002 Due to Changes in			Net Change from 2001 to 2002
	Volume	Rate	Rate and Volume		Volume	Rate	Rate and Volume
	(in millions of constant Ch$ as of December 31, 2002)
INTEREST EARNING ASSETS
Interbank deposits
Ch$	20	163	3	186	(612)	1,814	(791)	411
UF	—	—	—	—	—	—	1,558	1,558
Foreign currency	(783)	(2,036)	493	(2,326)	(913)	(912)	912	(913)

Total	(763)	(1,873)	496	(2,140)	(1,525)	902	1,679	1,056

Financial investments
Ch$	3,431	887	1,273	5,591	9,175	183	211	9,569
UF	8,600	(5,832)	(2,809)	(41)	38,454	3,326	7,182	48,962
Foreign currency	(3,469)	(9,220)	1,339	(11,350)	46,272	8,509	31,408	86,189

Total	8,562	(14,165)	(197)	(5,800)	93,901	12,018	38,801	144,720

Loans
Ch$	24,936	(16,522)	(2,222)	6,192	222,393	(28,832)	(33,461)	160,100
UF	2,818	(45,856)	(544)	(43,582)	94,171	(16,903)	(8,212)	69,056
Foreign currency	11,772	(3,435)	(988)	7,349	31,403	(19,553)	(12,723)	(873)

Total	39,526	(65,813)	(3,754)	(30,041)	147,967	(65,288)	(54,396)	228,283

Mortgage loans
Ch$	—	—	—	—	—	—	—	—
UF	7,282	(13,217)	(826)	(6,761)	61,178	(2,804)	(1,563)	56,811
Foreign currency	—	—	—	—	—	—	—	—

Total	7,282	(13,217)	(826)	(6,761)	61,178	(2,804)	(1,563)	56,811

	Increase (Decrease) from 2000 to 2001 Due to Changes in			Net Change from 2000 to 2001	Increase (Decrease) from 2001 to 2002 Due to Changes in			Net Change from 2001 to 2002
	Volume	Rate	Rate and Volume		Volume	Rate	Rate and Volume
	(in millions of constant Ch$ as of December 31, 2002)
Contingent loans
Ch$	—	70	—	70	1,340	(313)	(406)	621
UF	64	74	5	143	1,446	(313)	(402)	731
Foreign currency	(77)	38	(3)	(42)	1,141	156	164	1,461

Total	(13)	182	2	171	3,927	(470)	(644)	2,813

Pas due loans
Ch$	311	809	63	1.183	7,233	(798)	(1,108)	5,327
UF	132	(3,900)	(66)	(3,834)	2,784	(3,998)	(2,784)	(3,998)
Foreign currency	119	(105)	(54)	(40)	205	(198)	(205)	(198)

Total	562	(3,196)	(57)	(2,691)	10,222	(4,994)	(4,097)	1,131

Total interest earning assets
Ch$	28,698	(14,593)	(883)	13,222	239,529	(27,496)	(35,555)	176,028
UF	18,897	(68,732)	(4,240)	(54,075)	198,033	(20,692)	(4,221)	173,120
Foreign currency	7,563	(14,758)	786	(6,409)	78,108	(11,998)	19,556	85,666

Total	55,158	(98,083)	(4,337)	(47,262)	515,670	(60,636)	(20,220)	434,814

	Increase (Decrease) from 2000 to 2001 Due to Changes in			Net Change from 2000 to 2001	Increase (Decrease) from 2001 to 2002 Due to Changes in			Net Change from 2001 to 2002
	Volume	Rate	Rate and Volume		Volume	Rate	Rate and Volume
	(in millions of constant Ch$ as of December 31, 2002)
INTEREST BEARING
LIABILITIES
Savings accounts
Ch$	—	—	—	—	—	—	—	—
UF	647	(2,060)	(186)	(1,599)	4,596	(1,923)	(1,586)	1,087
Foreign currency	—	—	—	—	—	—	—	—

Total	647	(2,060)	(186)	(1,599)	4,596	(1,923)	(1,586)	1,087

Time deposits
Ch$	2,682	(18,407)	(830)	(16,555)	100,320	(9,553)	(22,339)	68,428
UF	5,479	(35,855)	(1,500)	(31,876)	26,315	(17,845)	(4,739)	3,731
Foreign currency	5,928	(6,290)	(2,084)	(2,446)	17,814	(9,687)	(11,174)	(3,047)

Total	14,089	(60,552)	(4,414)	(50,877)	144,449	(37,085)	(38,252)	69,112

Central Bank borrowings
Ch$	1,225	(90)	(537)	598	(280)	(185)	64	(401)
UF	(297)	(350)	62	(585)	940	203	175	1,318
Foreign currency	—	—	—	—	—	—	—	—

Total	928	(440)	(475)	13	660	18	239	917

Repurchase agreements
Ch$	2,278	(4,127)	(1,103)	(2,952)	280	2,270	114	2,664
UF	1,109	36	13	1,158	19,381	(300)	(3,932)	15,149
Foreign currency	—	—	(14)	(14)	(83)	584	3,339	3,840

Total	3,387	(4,091)	(1,104)	1,808	19,578	2,554	(479)	21,653

Mortgage finance bonds
Ch$	—	—	—	—	—	—	—	—
UF	8,256	(14,982)	(1,155)	(7,881)	63,104	(8,387)	(5,334)	49,383
Foreign currency	—	—	—	—	—	—	—	—

Total	8,256	(14,982)	(1,155)	(7,881)	63,104	(8,387)	(5,334)	49,383

Other interest bearing liabilities
Ch$	73	(2,243)	(22)	(2,192)	2,289	(2,970)	(1,311)	(1,992)
UF	1,593	(14,445)	(455)	(13,307)	14,468	3,796	1,474	19,738
Foreign currency	3,063	6,415	1,642	11,120	29,582	(6,165)	(7,898)	15,519

Total	4,729	(10,273)	1,165	(4,379)	46,339	(5,339)	(7,735)	33,265

	Increase (Decrease) from 2000 to 2001 Due to Changes in			Net Change from 2000 to 2001	Increase (Decrease) from 2001 to 2002 Due to Changes in			Net Change from 2001 to 2002
	Volume	Rate	Rate and Volume		Volume	Rate	Rate and Volume
	(in millions of constant Ch$ as of December 31, 2002)
Total interest bearing liabilities
Ch$	6,258	(24,866)	(2,493)	(21,101)	102,609	(10,438)	(23,472)	68,699
UF	16,687	(67,657)	(3,120)	(54,090)	128,805	(24,457)	(13,942)	90,406
Foreign currency	8,990	126	(456)	8,660	47,313	(15,268)	(15,733)	16,312

Total	31,935	(92,397)	(6,069)	(66,531)	278,727	(50,163)	(53,147)	175,417

Interest Earning Assets: Net Interest Margin

The following table analyzes, by currency of denomination, the levels of average interest earning assets and net interest earned by Santander-Chile, and illustrates the comparative margins obtained, for each of the periods indicated in the table.

	Year ended December 31
	1999	2000	2001	2002
	(in millions of constant Ch$ as of December 31, 2002)
Total average interest earning assets
Ch$	1,204,085	1,050,361	1,264,668	2,653,286
UF	3,221,330	3,144,936	3,317,797	5,560,013
Foreign currency	1,098,324	1,055,283	1,136,599	2,646,423

Total	5,523,739	5,250,580	5,719,064	10,859,722

Net interest earned(1)
Ch$	109,619	118,483	152,806	260,134
UF	81,833	82,759	82,774	165,488
Foreign currency	25,093	39,538	24,469	93,824

Total	216,545	240,780	260,049	519,446

Net interest margin(2)
Ch$	9.1%	11.3%	12.1%	9.8%
UF	2.5%	2.6%	2.5%	3.0%
Foreign currency	2.3%	3.7%	2.2%	3.5%

Total	3.9%	4.6%	4.5%	4.8%

Net interest margin, excluding contingent loans(2)(3)
Ch$	9.6%	11.6%	12.4%	10.0%
UF	2.7%	2.7%	2.6%	3.1%
Foreign currency	4.1%	4.7%	2.6%	4.2%

Total	4.5%	4.9%	4.8%	5.1%

(1)	Net interest earned is defined as interest revenue earned less interest expense incurred.
(2)	Net interest margin is defined as net interest earned divided by average interest earning assets.
(3)	Pursuant to Chilean GAAP, Santander-Chile also includes contingent loans as interest earning assets. See “Item 5D: Asset and Liability Management—Loan Portfolio—Contingent Loans.”

Return on Equity and Assets; Dividend Payout

The following table presents certain information and selected financial ratios for Santander-Chile for the periods indicated:

	Year ended December 31,
	2000	2001	2002
	(in millions of constant Ch$ as of December 31, 2002, except for percentages)
Net income	93,953	122,279	157,315
Average total assets	5,853,533	6,526,173	12,107,772
Average shareholders’ equity	474,775	526,499	973,322
Net income as a percentage of:
Average total assets	1.61%	1.87%	1.30%
Average shareholders’ equity	19.79%	23.22%	16.16%
Average shareholders’ equity as a percentage of Average total assets	8.11%	8.07%	8.04%
Declared cash dividend	93,953	122,279	157,315
Dividend payout ratio, based on net income	100.0%	100.0%	100.0%

Loan Portfolio

The following table analyzes our loans by type of loan. Except where otherwise specified, all loan amounts stated below are before deduction for loan loss allowances. Total loans reflect our loan portfolio, including past due principal amounts.

	As of December 31,
	1998	1999	2000	2001	2002
	(in millions of constant Ch$ as of December 31, 2002)
Commercial loans
General commercial loans	1,968,805	1,828,946	1,907,553	2,056,264	2,900,604
Foreign trade loans	323,775	252,886	252,361	391,991	533,138
Interbank loans	17,329	7,817	14,899	21,614	4,126
Leasing contracts	267,907	247,647	253,628	272,876	422,615
Other outstanding loans	613,561	675,671	747,232	616,072	924,174

Subtotal commercial loans	3,191,377	3,012,967	3,175,673	3,358,818	4,784,657

Mortgage loans
Residential	464,012	458,803	457,200	487,488	895,378
Commercial	472,423	500,985	541,175	584,576	689,527

Subtotal mortgage loans	936,435	959,788	998,375	1,072,064	1,584,905

Consumer loans	298,271	304,128	308,094	314,934	709,522
Past due loans	53,415	63,140	65,469	68,254	166,850
Subtotal	4,479,498	4,340,023	4,547,611	4,814,070	7,245,934

Contingent loans(1)	423,726	379,699	308,210	374,762	620,817

Total loans(2)	4,903,224	4,719,722	4,855,821	5,188,832	7,866,751

(1)	For purposes of loan classification, contingent loans are considered as commercial loans.
(2)	All of the above categories except mortgage loans, past due loans and contingent loans are combined into “Loans” as reported in the tables set forth under “Item 4: Information on the Company—Selected Statistical Information—Average Balance Sheets, Income Earned from Interest Earning Assets and Interest Paid on Interest-Bearing Liabilities.”

The loan categories are as follows:

Commercial loans are long-term and short-term loans granted in Chilean pesos, on an adjustable or fixed rate basis, primarily to finance working capital or investments.

Foreign trade loans are fixed rate, short-term loans made in foreign currencies (principally U.S.$) to finance imports and exports.

Interbank loans are fixed rate, short-term loans to financial institutions that operate in Chile.

Leasing contracts are agreements for the financial leasing of capital equipment and other property.

Other outstanding loans include checking account overdrafts, bills of exchange and mortgage loans, which are financed by our general borrowings.

Mortgage loans are inflation-indexed, fixed rate, long-term loans with monthly payments of principal and interest secured by a real property mortgage. They are financed in two ways: traditional mortgages are financed by mortgage finance bonds, and new flexible mortgages are financed by our own funds. At the time of approval, the amount of a mortgage loan cannot be more than 75.0% of the lower of the purchase price or the appraised value of the mortgaged property or such loan will be classified as a commercial loan.

Consumer loans are loans to individuals, granted in Chilean pesos, generally on a fixed rate basis, to finance the purchase of consumer goods or to pay for services. They also include credit card balances subject to interest charges.

Past due loans include, with respect to any loan, the amount of principal or interest that is 90 days or more overdue, and do not include the installments of such loan that are not overdue or that are less than 90 days overdue, unless legal proceedings have been commenced for the entire outstanding balance according to the terms of the loan.

Contingent loans consist of guarantees granted by us in Ch$, UF and foreign currencies (principally U.S.$), as well as open and unused letters of credit. (Unlike U.S. GAAP, Chilean GAAP requires such loans to be included on a bank’s balance sheet.)

Any collateral provided generally consists of a mortgage on real estate, a pledge of marketable securities, a letter of credit or cash. The existence and amount of collateral generally varies from loan to loan.

Maturity and Interest Rate Sensitivity of Loans as of December 31, 2002

The following table sets forth an analysis by type and time remaining to maturity of our loans as of December 31, 2002:

	Due on or within 1 year	Due after 1 year but on or within 5 years	Due after 5 years	Total balance as of December 31 2002
	(in millions of constant Ch$ as of December 31, 2002)
Commercial loans	1,811,224	863,802	225,578	2,900,604
Consumer loans	482,582	226,816	124	709,522
Mortgage loans	206,638	509,368	868,899	1,584,905
Leasing contacts	123,499	217,713	81,403	422,615
Foreing trade loans	396,122	127,941	9,075	533,138
Interbank loans	4,126	—	—	4,126
Other outstanding loans	429,990	151,601	342,583	924,174
Past due loans	166,850	—	—	166,850

Subtotal	3,621,031	2,097,241	1,527,662	7,245,934

Contingent loans	403,286	198,385	19,146	620,817

Total loans	4,024,317	2,295,626	1,546,808	7,866,751

The following tables present the interest rate sensitivity of our outstanding loans due after one year as of December 31, 2002 (not including contingent loans). See also “Item 5: Operating and Financial Review and Prospects—Results of Operations—Interest Rate Sensitivity.”

As of December 31, 2002
(in millions of constant Ch$ as of December 31, 2002)
Variable rate
Ch$	—
UF	11,877
Foreign currency	4,194

Subtotal	16,071

Fixed rate
Ch$	431,287
UF	2,934,765
Foreign currency	242,780

Subtotal	3,608,832

Total	3,624,903

Loans by Economic Activity

The following table sets forth at the dates indicated an analysis of our loan portfolio based on the borrower’s principal economic activity. Loans to individuals for business purposes are allocated to their economic activity. The table does not reflect outstanding contingent loans.

	As of December 31,
	2000		2001		2002
	Loan Portfolio	% of Loan Portfolio	Loan Portfolio	% of Loan Portfolio	Loan Portfolio	% of Loan Portfolio
	(in millions of constant Ch$ as of December 31, 2002, except for percentages)
Agriculture, Livestock, Agribusiness, Fishing
Agriculture and livestock	66,245	1.5%	71,362	1.5%	170,516	2.4%
Fruit	34,395	0.8	44,988	1.0	60,171	0.8
Forestry and wood extraction	51,510	1.2	52,538	1.1	59,783	0.8
Fishing	40,608	0.9	57,340	1.2	66,565	0.9
Subtotal	192,758	4.36	226,228	4.84	357,035	4.93
Mining and Petroleum
Mining and quarries	19,036	0.4	33,489	0.7	33,775	0.5
Natural gas and crude oil extraction	—	0.0	29,736	0.6	912	0.0
Subtotal	19,036	0.4	63,225	1.4	34,687	0.5
Manufacturing
Tobacco, food and beverages	119,469	2.7	149,960	3.1	158,057	2.2
Textiles, clothing and leather goods	39,758	0.9	39,574	0.8	40,525	0.6
Wood and wood products	23,226	0.5	63,068	1.3	82,472	1.1
Paper, printing and publishing	23,594	0.5	31,850	0.7	29,353	0.4
Oil refining, carbon and rubber	55,768	1.3	53,354	1.1	103,432	1.4
Production of basic metal, non minerals, machine and equipment	112,358	2.5	128,435	2.7	118,549	1.6
Other manufacturing industries	16,531	0.4	19,639	0.4	69,573	1.0
Subtotal	390,704	8.8	485,880	10.1	601,961	8.3
Electricity, Gas and Water
Electricity, gas and water	123,063	2.7	86,671	1.8	125,341	1.7
Subtotal	123,063	2.7	86,671	1.8	125,341	1.7
Construction
Residential buildings	292,048	6.4	313,543	6.5	317,709	4.4
Other constructions	181,176	3.9	147,214	3.1	127,941	1.8
Subtotal	473,224	10.3	460,757	9.6	445,650	6.2
Commerce

	As of December 31,
	2000		2001		2002
	Loan Portfolio	% of Loan Portfolio	Loan Portfolio	% of Loan Portfolio	Loan Portfolio	% of Loan Portfolio
	(in millions of constant Ch$ as of December 31, 2002, except for percentages)
Wholesale	109,078	2.4%	134,573	2.8%	229,632	3.2%
Retail, restaurants and hotels	454,306	10.0	461,069	9.6	561,064	7.7
Subtotal	563,384	12.4	595,642	12.4	790,696	10.9
Transport, Storage and Communications
Transport and storage	83,506	1.9	128,080	2.7	169,361	2.3
Communications	41,719	0.9	52,104	1.1	45,989	0.6
Subtotal	125,225	2.8	180,184	3.8	215,350	3.0
Financial Services
Financial insurance and companies	649,124	14.3	693,044	14.4	600,888	8.3
Real estate and other financial services	199,261	4.4	173,558	3.7	885,433	12.2
Subtotal	848,385	18.7	866,602	18.1	1,486,321	20.5
Community, Social and Personal Services
Community, social and personal services	689,522	15.2	739,794	15.4	1,065,817	14.7
Subtotal	689,522	15.2	739,794	15.4	1,065,817	14.7
Consumer Credit	310,427	6.8	318,893	6.6	716,691	9.9
Residential Mortgage Loans	811,883	17.9	790,194	16.4	1,406,385	19.4
Total	4,547,611	100.0	4,814,070	100.0	7,245,934	100.0

Foreign Country Outstanding

In the fiscal year ended December 31, 2002 foreign country loans totaled Ch$237,866 million. As of December 31, 2002 no country represents more than 1% of our total assets.

Credit Review Process

Unlike most other Chilean banks, our Risk Division, our credit analysis and risk management group, is largely independent of its Commercial Division. Risk evaluation teams interact regularly with our clients. For larger transactions, risk teams in our headquarters work directly with our clients when evaluating credit risks and preparing credit applications. Various credit approval committees, all of which include Risk Division and Commercial Division personnel, must verify that the appropriate qualitative and quantitative parameters are met by each applicant. Each committee’s powers are defined by our Board of Directors.

In addition, Banco Santander Central Hispano is involved in the credit approval process of our largest loans and borrowers. To the extent that a single borrower or any borrower that is a subsidiary of an economic group, whereby the group owes us an aggregate amount in excess of US$25 million, any additional loan to such borrower or group must be reviewed by Banco Santander Central Hispano. Once a year, the Executive Committee of Banco Santander Central Hispano reviews those loans booked by us in excess of US$25 million.

Credit Approval: Corporate Banking

In preparing a credit proposal for a corporate client, Santander-Chile’s personnel verify such parameters as debt servicing capacity (including, usually, projected cash flows), the company’s financial history and projections for the economic sector in which it operates. The Risk Division is closely involved in this process, and prepares the credit application for the client. All proposals contain an analysis of the client’s strengths and weaknesses, a rating and a recommendation. Credit limits are determined not on the basis of outstanding balances of individual clients, but on the direct and indirect credit risk of entire financial groups. For example, a corporation will be evaluated together with its subsidiaries and affiliates.

The following table lists Santander-Chile’s committees from which credit approval is required depending on total risk exposure:

Approved By:	Range in Thousands of US$
Senior Committee	4,000	25,000
Departmental Committee	1,500	4,000
Regional Committee	60	1,500
Branch Committee	—	60

The Senior Committee reviews and will either approve or deny transactions in the range of US$4 million to US$25 million that have been previously approved by the Departmental Committee. There are four Departmental Committees: (i) Large Corporations; (ii) Large Companies; (iii) Medium-sized Companies; and (iv) Real Estate. In addition, Santander-Chile has established an Internal Medium Sized Companies Committee to facilitate the quick approval of smaller loans to companies in this market segment. For the lower level committees, credit granting authority varies according to the seniority and experience of the committee members, and the values indicated represent upper limits. All committees include at least two bank officers. For purposes of corporate banking, all credit approval decisions are made by committees.

Santander-Chile’s internal control systems require that an important part of the loan portfolio of each of Santander-Chile’s commercial units be subject to special supervision on an ongoing basis. The purpose of this special supervision is to maintain constant scrutiny of the portions of the portfolio that represent the greatest risk and to anticipate any deterioration. Based on this ongoing review of the loan portfolio, Santander-Chile believes it is able to detect problem loans and make a decision on the client’s status. This includes measures such as reducing, extinguishing or requiring better collateral from the client. The control systems require that these loans be reviewed at least three times per year.

Credit Approval: Banefe

Banefe’s Risk division is part of Santander-Chile’s Corporate Risk Department for Individuals and Micro-businesses. In managing its credit risks, Banefe applies a specific set of general policies and rules which differs from the rest of Santander-Chile, due to its own market orientation. These policies and rules, as well as product specific guidelines, are developed by the Risk Division, which also defines the responsibilities of the various units and personnel participating in the credit approval process and the operating procedures for the granting of credit. Additionally, there exists a Risk Committee in which persons from the Commercial area participate and where modifications to the risk policies are discussed.

The credit evaluation process is based on Santander-Chile’s general credit policies, which define, among other things, Banefe’s target markets, as well as the parameters used to evaluate an applicant’s credit risk. The most relevant parameters used to evaluate an applicant’s credit risk are (i) income, (ii) length of current employment, (iii) indebtedness, (iv) credit reports and (v) background information, which is accessed by means of internal and external databases. Additionally this area utilizes credit scoring models for evaluating the credit risk of some products.

The credit evaluation process is, for the most part, decentralized and is carried out by credit analysts at branch offices who use the Syseva system (Sistema de Evaluación de Riesgos) for approving an operation, which includes the credit risk parameters and credit scoring mechanisms mentioned above. Additionally a central unit exists, which reports to Banefe’s Risk Division, that carries out yearly analyses and renewals of credit lines and credit cards and evaluates higher risk credit or operations that cannot be approved or rejected automatically through Syseva.

The following table lists Banefe’s personnel from whom credit approval is required, depending upon total risk exposure. These attributions are granted based on specific training processes given by the Risk Division and according to the experience and professional background of the employee.

Range in US$ Excludes mortgage loans
Risk Division Manager	Over 11,400
Assistant Risk Division Managers	5,700–11,400
Zone Manager	2,800–5,700
Branch Assistant Manager	1,400–2,800
Credit Analyst	1,000–1,400
Commercial Executive	0–1,000

Credit Approval: Retail Banking

As well as Banefe, Santander-Chile’s Risk Division for Individuals reports to the Corporate Risk Division for Individuals and Micro-businesses, and is responsible for the risk policies for this segment. The credit evaluation process is based on the gathering of information to determine a client’s financial stability, payment capacity and commercial nature. The following parameters are used to evaluate an applicant’s credit risk: (i) income, (ii) length of current employment, (iii) indebtedness, (iv) credit reports and (v) background information, which is accessed by means of internal and external databases.

The credit evaluation process is based on an evaluation system known as Plataforma which supports the different Approval Committees in the decision taking process. This model is also decentralized, but to a lesser extent than Banefe since it does not have an automatic approval mechanism. In branches, the approval process is led by the Branch Manger. The rest of the operations are sent to the Approval Center, a centralized area that carries out yearly analyses and renewals of credit lines and credit cards and evaluates higher risk credits.

Branch officers have the authority to approve loans for up to US$8,000 to individual customers. Above that amount applications must be sent to the Approval Center. The following table lists Santander-Chile’s personnel from whom credit approval is required, depending upon total risk exposure. These attributions are granted based on specific training processes given by the Risk Division and according to the experience and professional background of the employee.

Range in US$ Excludes mortgage loans
Senior Committee	Over 48,000
Approval Center	8,000–48,000
Regional Manager	Over 48,000
Branch Manager	16,000–24,000

Classification of Loan Portfolio

Chilean banks are required to classify their outstanding exposures on an ongoing basis for the purpose of determining the amount of loan loss allowances. The guidelines used by banks for such classifications are established by the Superintendency of Banks, although banks are given some latitude in devising more stringent classification systems within such guidelines. The Superintendency of Banks regularly examines and evaluates each financial institution’s credit management process, including its compliance with the loan classification guidelines, and on that basis classifies banks and other financial institutions into three categories: I, II and III. Category I is reserved for institutions that fully comply with the loan classification guidelines. Institutions are rated in Category II if their loan classification system reveals deficiencies that must be corrected by the bank’s management. Category III indicates significant deviations from the Superintendency of Banks’ guidelines that clearly reflect inadequacies in the evaluation of the risk and estimated losses associated with loans.

We have been classified in Category I since December 1991 (this classification system was established by the Superintendency of Banks in 1990 and has been applied to us since 1991).

For purposes of classification, loans are divided into consumer loans, residential mortgage loans and commercial loans (which for these purposes include all loans other than consumer loans and residential mortgage loans). In the case of commercial loans, the classification is based on the estimated losses on all of the loans outstanding to the borrower, as determined by us. In the case of consumer and residential mortgage loans, the extent to which payments are overdue determines the classification. Commercial and consumer loans are rated A, B, B-, C or D, while residential mortgage loans are rated only A, B or B-, except loans purchased from the former Asociacion Nacional de Ahorro y Prestamo, or National Association of Savings and Loans, which may be classified as C or D. Our total exposure to each of our customers and the classification of such customer’s loans are reviewed at least every two months by a loan officer and by the Risk Control Division. In July 1997, the Superintendency of Banks modified the criteria for classifying consumer loans. The current regulations establish the risk classification, and as a consequence the loan allowances, based upon each debtor’s most overdue loans. This new classification takes into account the debtor’s payment behavior, instead of classifying each credit individually. The allowances required for each category of loans, which are established by the Superintendency of Banks, are as follows:

	Commercial loans range of estimated losses		Consumer loans past due status(1)		Residential mortgage loans past due status(1)		Allowances as a percentage of aggregate exposure
Category	From	To	From	To	From	To
			(Days)		(Days)
A	—%	—%	—	—	—	—	—%
B	1	5	1	30	1	180	1
B-	5	39	31	60	181	>181	20
C	40	79	61	120	—	—	60
D	80	100	121	>121	—	—	90

(1)	In addition, we maintain a special provision for renegotiated consumer and residential mortgage loans.

The loan classification guidelines of the Superintendency of Banks applicable to commercial loans require that we classify the greater of (1) the commercial loans outstanding to our 400 largest debtors and (2) the commercial loans outstanding to the number to our largest debtors whose commercial loans aggregate at least 75.0% of the total amount of loans included in our commercial loan portfolio. Such guidelines also require us to classify 100.0% of our residential mortgage and consumer loans. For these purposes, the loan amount includes outstanding principal (whether or not past due) and accrued and unpaid interest. The criteria for determining the range of estimated losses for purposes of the classification of commercial loans are as follows:

Category “A”:	This category includes loans outstanding to borrowers for whom there exists no doubt as to the ability to repay the loans except to the extent reflected in the loan’s original terms, including all interest due, and the revenues generated from the business of the borrower are sufficient to service the debt. If the borrower’s business does not generate the revenues needed for debt service, or if repayment depends on revenues generated by another entity, its loans will not be included in this category, even if fully secured.

Category “B”:	This category includes loans outstanding to borrowers who have shown some degree of non-compliance with their obligations under the original conditions of their loans, but whose past financial records and market history indicate that such non-compliance should be temporary. Category “B” is also the highest category for loans outstanding to borrowers whose source of repayment depends on revenues generated by another entity, and loans outstanding to borrowers whose business does not generate the revenues needed for debt service, but only if the loans are fully secured. The expected loss assigned to the loans classified in this category is less than 5% of the outstanding amounts.

Category “B-”:	This category principally includes loans outstanding to borrowers who are experiencing severe financial difficulty, whose operational revenues or liquid assets are insufficient to service the loans. Also included in this category are loans outstanding to borrowers whose financial history is insufficient or difficult to establish. Loans bearing interest rates that, due to the bank’s cost of funds, generate a financial loss of between 5% and 39% of the outstanding amount are also included in this category.

Category “C”:	This category includes loans outstanding to borrowers who are experiencing severe financial difficulty and whose operational revenues or liquid assets are insufficient to service the loans. Loans bearing interest rates that, due to the bank’s cost of funds, generate a financial loss of between 40% and 79% of the outstanding amount are also included in this category.

Category “D”:	This category includes loans outstanding to borrowers for which the estimated recovery amount on all loans is 20% or less.

Analysis of Santander Chile’s Loan Classification

The following tables provide statistical data regarding the classification of our loans at the end of each of the last five years. As discussed above, our risk analysis system requires us to evaluate, for classification purposes, only a portion (but in no event less than 75.0%) of our total commercial loan portfolio, including past due and contingent loans.

	As of December 31, 1998
Category	Commercial Loans	Consumer Loans	Residential Mortgage Loans	Total Loans	Percentage of Evaluated Loans
	(in millions of constant Ch$ as of December 31, 2002, except for percentages)
A	2,255,577	262,016	685,969	3,203,562	72.6%
B	1,048,882	22,507	40,710	1,112,099	25.3
B-	52,008	6,692	4,583	63,283	1.4
C	12,630	4,669	—	17,299	0.4
D	9,595	4,252	—	13,847	0.3
Total of evaluated loans	3,378,692	300,136	731,262	4,410,090	100.0
Total loans	3,871,826	300,136	731,262	4,903,224
Percentage evaluated	87.3%	100.0%	100.0%	89.94%

	As of December 31, 1999
Category	Commercial Loans	Consumer Loans	Residential Mortgage Loans	Total Loans	Percentage of Evaluated Loans
	(in millions of constant Ch$ as of December 31, 2002, except for percentages)
A	1,563,680	272,814	766,971	2,603,465	62.2%
B	1,396,421	17,721	32,587	1,446,729	34.6
B-	81,503	6,547	8,300	96,350	2.3
C	17,735	3,552	—	21,287	0.5
D	13,903	4,981	—	18,884	0.5
Total of evaluated loans	3,073,242	305,615	807,858	4,186,715	100.0
Total loans	3,606,249	305,615	807,858	4,719,722
Percentage evaluated	85.2%	100.0%	100.0%	88.71%

	As of December 31, 2000
Category	Commercial Loans	Consumer Loans	Residential Mortgage Loans	Total Loans	Percentage of Evaluated Loans
	(in millions of constant Ch$ as of December 31, 2002, except for percentages)
A	1,495,499	277,135	754,993	2,527,627	59.1%
B	1,580,368	19,724	34,681	1,634,773	38.2
B-	65,710	5,100	9,350	80,160	1.9
C	20,776	3,442	—	24,218	0.6
D	8,689	4,380	—	13,069	0.3

Total of evaluated loans	3,171,042	309,781	799,024	4,279,847	100.0%
Total loans	3,747,016	309,781	799,024	4,855,821
Percentage evaluated	84.6%	100.0%	100.0%	88.1%

	As of December 31, 2001
Category	Commercial Loans	Consumer Loans	Residential Mortgage Loans	Total Loans	Percentage of Evaluated Loans
	(in millions of constant Ch$ as of December 31, 2002, except for percentages)
A	1,626,661	283,562	739,319	2,649,542	58.4%
B	1,724,096	20,124	29,472	1,773,692	39.1
B-	62,471	4,534	9,894	76,899	1.7
C	15,877	3,754	—	19,631	0.4
D	13,468	4,628	—	18,096	0.4
Total of evaluated loans	3,442,573	316,602	778,685	4,537,860	100.0
Total loans	4,093,544	316,602	778,685	5,188,832
Percentage evaluated	84.1%	100.0%	100.0%	87.5%

	As of December 31, 2002
Category	Commercial Loans	Consumer Loans	Residential Mortgage Loans	Total Loans	Percentage of Evaluated Loans
	(in millions of constant Ch$ as of December 31, 2002, except for percentages)
A	2,675,981	582,530	1,278,628	4,537,139	64.2%
B	2,109,788	80,878	93,999	2,284,665	32.3
B-	107,862	25,833	31,085	164,780	2.3
C	28,298	18,677	2,670	49,645	0.7
D	24,228	12,008	2	36,238	0.5
Total of evaluated loans	4,946,157	719,926	1,406,384	7,072,467	100.0
Total loans	5,740,441	716,691	1,406,384	7,866,751
Percentage evaluated	86.2%	100.0%	100.0%	89.9%

Classification of Loan Portfolio Based on the Borrower’s Payment Performance

Accrued interest and UF indexation adjustments from overdue loans are recognized only when, and to the extent, received. Non-performing loans include loans as to which either principal or interest is overdue, and which do not accrue interest. Restructured loans as to which payments are not overdue are not ordinarily classified as non-performing loans. Past due loans include, with respect to any loan, only the portion of principal or interest that is 90 or more days overdue, and do not include the installments of such loan that are not overdue or that are less than 90 days overdue, unless legal proceedings have been commenced for the entire outstanding balance according to the terms of the loan, in which case the entire loan is considered past due within 90 days of the beginning of such proceedings. This practice differs from that normally followed in the United States, where the amount classified as past due would include the entire amount of principal and interest on any and all loans which have any portion overdue.

According to the regulations established by the Superintendency of Banks, we are required to write off commercial loans not later than 24 months after being classified as past due, if unsecured, and if secured, not later than 36 months after being classified as past due. When an installment of a past due commercial loan (either secured or unsecured) is written off, we must write off all installments which are overdue, notwithstanding our right, if any, to write off the entire amount of the loan. Once any amount of a loan is written off, each subsequent installment must be written off as it becomes overdue, notwithstanding our right, if any, to write off the entire amount of the loan. In the case of past due consumer loans, a similar practice applies, except that after the first installment becomes six months past due, we must write off the entire remaining part of the loan. We may write off any loan (commercial or consumer) before the first installment becomes overdue only in accordance with special procedures established by the Superintendency of Banks and we must write off an overdue loan (commercial or consumer) before the terms set forth above in certain circumstances. Loans are written off against the loan loss reserve to the extent of any required reserves for such loans; the remainder of such loans is written off against income.

In general, legal collection proceedings are commenced with respect to consumer loans once they are 90 days past due and with respect to mortgage loans once they are 150 days past due. Legal collection proceedings are always commenced within one year of such loans becoming past due, unless the bank determines that the size of the past due amount does not warrant such proceedings. In addition, the majority of our commercial loans are short–term, with single payments at maturity. Past due loans are required to be covered by individual loan loss reserves equivalent to 100.0% of any unsecured portion thereof; but only if and to the extent that the aggregate of all unsecured past due loans exceeds the global loan loss reserves. See “Item 4: Information of the Company—Selected Statistical Information—Loan Loss Allowances—Individual Loan Loss Allowances.”

The following table sets forth as of December 31 of each of the last five years the amounts that are current as to payments of principal and interest and the amounts overdue:

Total Loans

	As of December 31,
	1999	2000	2001	2002
	(in millions of constant Ch$ as of December 31, 2002)
Total Loans	4,572,138	4,754,007	5,092,248	7,618,394
Current
Overdue 1-29 days	47,332	11,250	18,678	42,666
Overdue 30-89 days	37,112	25,095	9,652	38,841
Overdue 90 days or more (“past due”)	63,140	65,469	68,254	166,850
Total loans	4,719,722	4,855,821	5,188,832	7,866,751
Overdue loans expressed as a percentage of total loans	3.1%	2.1%	1.9%	3.2%
Past due loans as a percentage of total loans	1.3%	1.3%	1.3%	2.1%

We suspend the accrual of interest and readjustments on all overdue loans. The amount of interest that would have been recorded on overdue loans if they had been accruing interest was Ch$4,778 million, Ch$5,747 million and Ch$12,885 million for the years ended December 31, 2000, 2001 and 2002, respectively.

Loans included in the previous table which have been restructured and that bear no interest are as follows:

	As of December 31,
	1998	1999	2000	2001	2002
	(in millions of constant Ch$ as of December 31, 2002)
Ch$	5,315	7,043	6,514	6,866	8,602
Foreign currency	661	484	3,184	10	715
UF	7,306	9,485	3,840	6,349	3,163
Total	13,282	17,012	13,538	13,225	12,480

The amount of interest that would have been recorded on these loans for the years ended December 31, 2000, 2001 and 2002 if these loans had been earning a market interest rate was Ch$1,428 million, Ch$1,948 million and Ch$1,394 million, respectively.

Loan Loss Allowances

Chilean banks are required to maintain loan loss allowances in amounts determined in accordance with regulations issued by the Superintendency of Banks. A bank may also maintain voluntary allowances in excess of the minimum required amount so as to provide additional coverage for potential loan losses. (We have historically followed the practice of maintaining voluntary allowances.) Under these regulations, the minimum amount of required loan loss allowances is the greater of (1) the bank’s global loan loss allowances and (2) the aggregate amount of its individual loan loss allowances.

Global Loan Loss Allowances

The amount of the global loan loss allowances required to be maintained by a bank is equal to the aggregate amount of its outstanding loans multiplied by the greater of (1) the bank’s “risk index” (as defined below) and (2) 0.75%.

A bank’s risk index is based on its classified loans, determined as described above. See “Item 4: Information on the Company—Selected Statistical Information—Classification of Loan Portfolio.” More specifically, the index is computed as follows. First, the aggregate amount of evaluated loans in each category from A through D is multiplied by the corresponding required allowance percentage. Such percentages are as follows:

Category	Allowance Percentage
A	— %
B	1
B-	20
C	60
D	90

The risk index itself is then computed by dividing (1) the aggregate amount so computed by (2) the aggregate amount (i.e., the outstanding principal (whether or not past due) and accrued and unpaid interest) of all evaluated loans.

For the Year Ended December 31,	Risk Index
2002	1.68%

Individual Loan Loss Allowances

Banks in Chile are also required to establish individual loan loss allowances for loans that are more than ninety days past due. The individual loan loss allowances must equal 100.0% of the past due portion of such loan, to the extent that is unsecured. Individual loan loss allowances are, however, required only if (and to the extent) they exceed in the aggregate the global loan loss allowances.

Additional Loan Loss Allowances

These allowances correspond to:

•	special allowances related to consumer loans and mortgage loans, which consider variables other than the client’s payment behavior,

•	special allowances related to non-classified commercial loans, which are calculated on an aggregated basis considering variables, such as the payment behavior of the client with us and within the financial system, and existing guarantees, and

•	allowances for country risks for certain international transactions.

Voluntary Loan Loss Allowances

We have continued to follow a conservative policy regarding our voluntary loan loss allowances, which have been reduced more slowly in order to provide for any losses that might arise from unforeseen circumstances.

The table below sets forth our loan loss allowances as they would be computed on the basis of our risk index and a 0.75% ratio, our global loss allowances, our potential aggregate individual loan loss allowances, the minimum loan allowances to be established by us in accordance with the regulations of the Superintendency of Banks, our voluntary loan loss allowances, our total loan loss allowances and such total allowances expressed as a percentage of our total loans at the end of each of the last five years.

	As of December 31,
	1998	1999	2000	2001	2002
	(in millions of constant Ch$ as of December 31, 2002, except for percentages)
Reserves based on the requirements of the Superintendency of Banks	51,484	71,739	66,525	70,049	132,161
Reserves based on 0.75%	36,774	35,398	36,419	38,916	59,001
Individual and global loan loss allowances	59,102	84,742	81,233	83,886	154,990
Minimum reserves required	59,102	84,742	81,233	83,886	154,990
Voluntary reserves	7,693	10,547	10,706	13,379	12,664
Total loan loss allowances	66,795	95,289	91,939	97,265	167,654
Total loan allowances as a percentage of total loans	1.4%	2.0%	1.9%	1.9%	2.1%

Analysis of Substandard Loans and Amounts Past Due

The following table analyzes our substandard loans (i.e., all of the loans included in categories B-, C and D) and past due loans and the allowances for loan losses existing at the dates indicated.

	As of December 31,
	1998	1999	2000	2001	2002
	(in millions of constant Ch$ as of December 31, 2002, except for percentages)
Total loans	4,903,224	4,719,722	4,855,821	5,188,832	7,866,751
Substandard loans	94,429	136,521	117,447	114,627	250,663
Substandard loans as a percentage of total loans	1.93%	2.89%	2.42%	2.21%	3.19%
Amounts past due(1)	53,415	63,140	65,469	68,254	166,850
To the extent secured(2)	24,167	21,309	19,875	19,815	62,863
To the extent unsecured	29,248	41,831	45,594	48,439	103,987
Amounts past due as a percentage of total loans	1.09%	1.34%	1.35%	1.32%	2.12%
To the extent secured(2)	0.49%	0.45%	0.41%	0.38%	0.80%
To the extent unsecured	0.60%	0.89%	0.94%	0.93%	1.32%
Reserves for loans losses as a percentage of:
Total loans	1.32%	1.96%	1.84%	1.87%	2.13%
Total loans excluding contingent loans	1.50%	2.20%	2.00%	2.02%	2.31%
Total amounts past due	125.10%	150.90%	140.40%	142.50%	100.48%
Total amounts past due-unsecured	228.40%	227.80%	201.70%	200.80%	161.23%

(1)	In accordance with Chilean regulations, past due loans that are 90 days or more overdue as to any payments of principal or interest.
(2)	Security generally consists of mortgages on real estate, pledges of marketable securities, letters of credit or cash.

Analysis of Loan Loss Allowances

The following table analyzes our loan loss allowances charged to income and changes in the allowances attributable to write-offs, new allowances, allowances released, allowances on loans acquired and the effect of price-level restatement on loan loss allowances.

	For the Year Ended December 31,
	1998	1999	2000	2001	2002
	(in millions of constant Ch$ of December 31, 2002, except for percentages)
Loan loss allowances at beginning of period	47,664	66,795	95,289	91,940	97,263
Increase in loan allowance due to the Merger	—	687	—	—	67,162
	—	—	—	—	—
Charge-offs	(18,447)	(38,350)	(45,317)	(39,066)	(80,541)
Allowances established	39,543	67,850	46,246	49,265	102,464
Allowances released(1)	—	—	—	(2,111)	(13,968)
Price-level restatement(2)	(1,964)	(1,693)	(4,278)	(2,765)	(4,726)
Loan loss allowances at end of period	66,795	95,289	91,940	97,263	167,654
Ratio of write-offs to average loans	0.4%	0.8%	1.0%	0.8%	1.0%
Loan loss allowances at end of period as a percentage of total loans	1.4%	2.0%	1.9%	1.9%	2.1%

(1)	Represents the aggregate amount of loan loss allowances released during the year as a result of write-offs, recoveries or a determination by management that the level of risk existing in the loan portfolio has been reduced.
(2)	Reflects the effect of inflation on the allowances for loan losses at the beginning of each period, adjusted to constant pesos as of December 31, 2002.

The following tables shows charge-offs by Santander Chile by type of loan:

	For the Year Ended December 31,
	1998	1999	2000	2001	2002
	(in millions of constant Ch$ as of December 31, 2002)
Consumer loans	9,451	4,625	12,935	13,859	36,186
Residential Mortgage loans	102	530	530	948	2,321
Commercial loans	8,895	33,194	31,852	24,259	42,034
Total	18,448	38,349	45,317	39,066	80,541

The following tables shows recoveries by Santander Chile by type of loan:

	For the Year Ended December 31,
	1999	2000	2001	2002
	(in millions of constant Ch$ as of December 31, 2002)
Commercial recoveries	1,812	4,089	3,980	9,994
Consumer loans	3,282	3,808	5,066	13,781
Mortgage recoveries	111	117	386	1,294
Recoveries of loans reacquired from the	3,605	1,341	2,239	65

Central Bank
Total	8,810	9,355	11,671	25,134

Based on information available regarding our debtors, we believe that our loan loss allowances are sufficient to cover known potential losses and losses inherent in a loan portfolio of the size and nature of our loan portfolio.

Allocation of the Loan Loss Allowances

The following tables set forth, as of December 31 of each of the last five years, the proportions of our required minimum loan loss allowances that were attributable to our commercial, consumer and residential mortgage loans, and the amount of voluntary allowances (which are not allocated to any particular category) at each such date.

	As of December 31, 1998				As of December 31, 1999
	Allowance amount(1)	Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Loans in category as percentage of total loans(2)	Allowance amount(1)	Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Loans in category as percentage of total loans(2)
Commercial loans	46,988	1.2%	0.9%	78.9%	66,333	1.8%	1.4%	76.4%
Consumer loans	10,113	3.4	0.2	6.1	15,479	5.1	0.3	6.5
Residential mortgage loans	2,002	0.2	0.1	15.0	2,930	0.4	0.1	17.1
Total allocated allowances	59,103	1.2	1.2	100.0	84,742	1.8	1.8	100.0
Voluntary allowances	—	—	—	—	10,547	0.2	0.2	—
Total non-allocated allowances	7,693	0.2	0.2	—	95,289	2.0	2.0	—
Total allowances	66,796	1.4	1.4	—	—	—	—	—

	As of December 31, 2000				As of December 31, 2001
	Allowance amount(1)	Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Loans in category as percentage of total loans(2)	Allowance amount(1)	Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Loans in category as percentage of total loans(2)
Commercial loans	63,446	1.7%	1.3%	77.2%	65,847	1.6%	1.3%	78.9%
Consumer loans	14,571	4.7	0.3	6.4	14,990	4.7	0.2	6.1
Residential mortgage loans	3,216	0.4	0.1	16.4	3,049	0.4	0.1	15.0

Total allocated allowances	81,233	1.7	1.7	100.0	83,886	1.6	1.6	100.0

Voluntary allowances	10,706	0.2	0.2	—	13,379	0.3	0.3	—

Total allowances	91,939	1.9	1.9	—	97,265	1.9	1.9	—

	As of December 31, 2002
	Allowance amount(1)	Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Loans in category as percentage of total loans(2)
Commercial loans	105,258	1.83%	1.34%	72.97%
Consumer loans	36,758	5.11	0.47	9.15
Residential mortgage loans	9,588	0.68	0.12	17.88
Total allocated allowances	151,604	1.93	1.93	100
Leasing	3,386	0.05	0.05	—
Voluntary allowances	12,664	0.15	0.15	—
Total allowances	167,654	2.13	2.13	—

(1)	In millions of constant Chilean pesos as of December 31, 2002.

(2)	Based on our loan classification, as required by the Superintendency of Banks for the purpose of determining the loan loss allowance.

E.    Research and Development, Patents and Licenses, etc.

We do not currently conduct any significant research and development activities.

F.    Trend Information

In the first months of 2003 the growth of Chile’s economy continued to gain momentum. The main reason for this better than expected growth continues to be the recovery of internal demand as a result of an improvement in unemployment figures and the positive effects on demand and investment of the low interest rate environment. At the same time the signing of free trade agreements with the United States (pending ratification by each countries Congress), the European Union and Korea have also improved consumer confidence. The more stable political and financial situation in Brazil has also been an important factor in the change in economic sentiment in Chile.

Net income for the first quarter of 2003 totaled Ch$40,497 million (Ch$0.21 per share and US$0.31/ADR) decreasing 33.3% compared to the first quarter of 2002. The conclusion of merger related activities ahead of schedule has resulted in an acceleration of cost savings. In the first quarter of 2003 total operating expenses decreased 10.7% with personnel expenses down 17.5% and administrative expenses falling 9.3%. Fee income in the quarter was also up 2.8%. In the quarter the areas with the highest rise in fees were insurance brokerage +18.0%, administration and collection of insurance policies +120.4%, international business related fees +17.0% and fees from checking accounts +5.5%. During the quarter lower operating expenses and higher fee income were offset by lower gains from the mark-to-market of financial instruments and lower net financial revenue. In the first quarter of 2002 interest rates in Chile declined sharply, which produced an extraordinarily high level of mark-to-market gains in that period. The low interest rate environment in the present quarter also negatively impacted net interest revenue, which decreased 7.2% compared top the first quarter of 2002. In addition, during the quarter the Bank recognized higher provision expenses as a result of the increase in our risk index, which as of March 31, 2003 reached 1.84%.

The evolution of our loan portfolio between the end of 2002 and the first quarter of 2003 continues to reflect our strategy of sustaining profitability by shifting the asset mix to higher yielding loans. Consumer loans increased 2.3% between year-end 2002 and March 31, 2003. In this same period total loans increased 0.5%. Loans to individuals in Banefe led growth in the quarter, increasing 2.1%. Demand for loans by individuals continue to pick up as interest rates have become more attractive and unemployment levels have shown some improvement. Total customer deposits increased 1.3% between the fourth quarter 2002 and the first quarter of 2003. Non-interest bearing deposits led growth, rising 7.4% compared to year-end 2002.

G.    Reconciliation of Combined Financial and Statistical Information

The following tables show the aggregation of Santiago’s and Old Santander-Chile’s financial condition and results of operation as separately reported under Chilean GAAP as of the dates and for the periods indicated, without elimination of inter-company balances or transactions. There were no material inter-company balances or transactions between Santiago and Old Santander-Chile as of the dates and for the periods for which combined information is provided.

Consolidated Statements of Income

	For the Year Ended December 31, 2001
	Santiago	Old Santander- Chile	Combined (unaudited)	Combined (unaudited)
	(in millions of nominal Ch$)			(in millions of constant Ch$ as of Dec. 31, 2002)
Interest Revenue And Expense
Interest Revenue	579,607	501,860	1,081,467	1,113,478
Interest Expense	(327,033)	(286,050)	(613,083)	(631,231)
Net Interest Revenue	252,574	215,810	468,384	482,247
Provisions For Loan Losses	(46,567)	(48,424)	(94,991)	(97,803)
Fees And Income From Services
Fees	60,156	51,720	111,876	115,188
Income
Other Expenses	(11,815)	(6,850)	(18,665)	(19,217)
Total Fees And Income From Services, Net	48,341	44,870	93,211	95,971
Other Operating Income
Gains From Trading Activities	21,554	31,581	53,135	54,708
Losses From Trading Activities	(12,898)	(24,382)	(37,280)	(38,384)
Foreign Exchange Transactions, Net	10,086	19,690	29,776	30,658
Other Operating Income	4,438	1,821	6,259	6,445
Other Operating	(10,670)	(12,159)	(22,829)	(23,505)
Expenses
Total Other Operating Income	12,510	16,551	29,061	29,922
Other Income And Expenses
Recovery Of Loans Previously Written Off	11,336	12,140	23,476	24,171
Non-Operating Income	16,057	5,851	21,908	22,556
Non-Operating Expenses	(17,610)	(8,228)	(25,838)	(26,601)
Income From Investments In Other Companies	192	250	442	455
Minority Interest		(86)	(86)	(89)
Total Other Income And Expenses	9,975	9,927	19,902	20,492
Operating Expenses
Personnel Salaries And Expenses	(81,570)	(66,965)	(148,535)	(152,932)
Administrative And Other Expenses	(55,613)	(42,727)	(98,340)	(101,251)
Depreciation And Amortization	(16,809)	(13,744)	(30,553)	(31,458)
Total Operating Expenses	(153,992)	(123,436)	(277,428)	(285,641)
Loss From Price-Level Restatement	(7,617)	(6,155)	(13,772)	(14,180)
Income Before Income Taxes	115,224	109,143	224,367	231,008
Income Taxes	3,540	(17,050)	(13,510)	(13,910)
Net Income	118,764	92,093	210,857	217,098

Consolidated Balance Sheets

	As of December 31, 2001
	Santiago	Old Santander- Chile	Combined (unaudited)	Combined
	(in millions of nominal Ch$)			(in millions of constant Ch$ as of Dec. 31, 2002)
ASSETS
CASH AND DUE FROM BANKS
Noninterest bearing	511,288	428,831	940,119	967,947
Interbank deposits-interest bearing	44,317	22,109	66,426	68,392

Total cash and due from banks	555,605	450,940	1,006,545	1,036,339

FINANCIAL INVESTMENTS
Government securities	418,404	566,243	984,647	1,013,793
Investments purchased under agreements to resell	6,822	132,389	139,211	143,332
Other financial investments	300,924	521,930	822,854	847,210
Investment collateral under agreements to repurchase	218,237	346,360	564,597	581,309

Total financial investments	944,387	1,566,922	2,511,309	2,585,644

LOANS, NET
Commercial loans	1,997,148	1,360,269	3,357,417	3,456,797
Consumer loans	305,880	334,641	640,521	659,480
Mortgage loans	1,041,243	534,441	1,575,684	1,622,324
Foreign trade loans	380,722	362,277	742,999	764,991
Interbank loans	20,993	53,055	74,048	76,239
Leasing contracts	265,031	128,403	393,434	405,079
Other outstanding loans	598,361	371,278	969,639	998,341
Past due loans	66,292	48,069	114,361	117,746
Contingent loans	363,988	347,660	711,648	732,713
Reserve for loans losses	(94,468)	(65,231)	(159,699)	(164,426)

Total loans, net	4,945,190	3,474,862	8,420,052	8,669,284

Otros Activos
Bank premises and equipment	116,020	111,512	227,532	234,267
Assets received or awarded in lieu of payment	9,062	18,124	27,186	27,991
Investments in other companies	2,690	1,574	4,264	4,390
Central Bank acceptance	—	—	—	—
Assets to be leased	10,352	776	11,128	11,457
Other	177,610	217,467	395,077	406,771

Total other assets	315,734	349,453	665,187	684,876

TOTAL ASSETS	6,760,916	5,842,177	12,603,093	12,976,143

	As of December 31, 2001
	Santiago	Old Santander- Chile	Combined (unaudited)	Combined
	(in millions of nominal Ch$)			(in millions of constant Ch$ as of Dec. 31, 2002)
LIABILITIES AND SHAREHOLDERS’ EQUITY DEPOSITS
Noninterest bearing
Current accounts	519,214	425,615	944,829	972,796
Bankers’ drafts and other deposits	331,872	382,295	714,167	735,306
Interest bearing
Savings accounts and other deposits	2,625,257	2,451,940	5,077,197	5,227,482

Total deposits	3,476,343	3,259,850	6,736,193	6,935,584

OTHER INTEREST BEARING LIABILITIES
Chilean Central Bank borrowings
Credit lines for renegotiations of loans	15,879	3,987	19,866	20,454
Other Central Bank borrowings	105,251	16,581	121,832	125,438

Total Central Bank borrowings	121,130	20,568	141,698	145,892

Investments sold under agreements to repurchase	218,359	428,445	646,804	665,949

Mortgage finance bonds	1,094,226	565,455	1,659,681	1,708,808

Other borrowings
Bonds	227,422	196,831	424,253	436,811
Subordinated bonds	264,980	169,226	434,206	447,058
Borrowings from domestic financial institutions	115,370	76,203	191,573	197,244
Foreign borrowings	181,359	105,446	286,805	295,294
Other obligations	42,067	47,022	89,089	91,726

Total other borrowings	831,198	594,728	1,425,926	1,468,133

Total other interest bearing liabilities	2,264,913	1,609,196	3,874,109	3,988,782

OTHER LIABILITIES
Contingent liabilities	363,497	347,606	711,103	732,152
Provision for Central Bank Subordinated debt
Other	117,174	171,069	288,243	296,775
Minority interest	—	587	587	604

Total other liabilities	480,671	519,262	999,933	1,029,531

SHAREHOLDERS’ EQUITY
Capital and reserves	420,225	361,776	782,001	805,148
Income for the period	118,764	92,093	210,857	217,098

Total shareholders’ equity	538,989	453,869	992,858	1,022,246

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	6,760,916	5,842,177	12,603,093	12,976,143

Fee Income

	As of December 31, 2001
	Santiago	Old Santander- Chile	Combined (unaudited)	Combined
	(in millions of nominal Ch$)			(in millions of constant Ch$ as of Dec. 31, 2002)
Payment agency services	9,275	4,285	13,560	13,961
Checking accounts	9,419	9,711	19,130	19,696
Credit cards	4,956	6,618	11,574	11,917
Automatic teller cards	3,195	4,814	8,009	8,246
Letters of credit, guarantees, pledges and other contingent loans	865	1,524	2,389	2,460
Lines of credit	3,056	4,645	7,701	7,929
Underwriting	995	3,234	4,229	4,354
Bank drafts and fund transfers	—	218	218	224
Sales and purchase of foreign currencies	2,391	1,115	3,506	3,610
Insurance brokerage	3,079	938	4,017	4,136
Custody and trust services	281	271	552	568
Mutual fund services	6,200	6,074	12,274	12,637
Saving accounts	1,991	424	2,415	2,486
Factoring	919	—	919	941
Other	1,719	999	2,718	2,806

Total income (expense)	48,341	44,870	93,211	95,971

Foreign Currency Position

	Banco Santiago			Banco Santander			Combined Adjusted For Price Level Restatement
	As of December 31, 2001			As of December 31, 2001			As of December 31, 2002
	Foreign Currency Ch$ million	Chilean Pesos Ch$ million	Total Ch$ million	Foreign Currency Ch$ million	Chilean Pesos Ch$ million	Total Ch$ million	Foreign Currency Ch$ million	Chilean Pesos Ch$ million	Total Ch$ million
Assets
Cash and due from banks	119,242	168	119,410	43,135	—	43,135	162,377	168	162,545
Other loans	672,327	37,133	709,459	—	—	—	672,327	37,133	709,459
Contingent loans	223,587	221	223,808	693,429	25,464	718,893	917,016	25,685	942,702
Financial Investments	173,306	187,403	360,709	264,312	471,633	735,945	437,618	659,036	1,096,654
Derivative instruments	—	—	—	822,435	—	22,435	822,435	—	822,435
Other assets	54,983	—	54,983	106,344	—	106,344	161,327	—	161,327

Total assets	1,243,445	224,924	1,468,369	1,929,656	497,097	2,426,753	3,173,101	722,021	3,895,122

Liabilities
Deposits	523,508	—	523,508	335,271	154	335,425	858,779	154	858,934
Contingent liabilities	223,381	—	223,381	197,719	—	197,719	421,100	—	421,100
Borrowings from domestic financial institutions	21,408	27,263	48,671	7,825	—	7,825	29,233	27,263	56,496
Foreing borrowings	186,502	—	186,502	108,567	—	108,567	295,069	—	295,069
Derivative instruments	—	—	—	1,504,482	—	1,504,482	1,504,482	—	1,504,482
Other liabilities	292,770	62	292,832	258,633	11,115	269,748	551,403	11,176	562,580

Total liabilities	1,247,569	27,325	1,274,894	2,412,498	11,269	2,423,767	3,660,067	38,594	3,698,661

Nets assets (liabilities)	(4,125)	197,600	193,475	(482,842)	485,828	2,986	(486,967)	683,428	196,461

Selected Statistical

Information

	Santiago				Old Santander-Chile				Combined		Average Real Rate	Average Nominal Rate
	Average Balance	Interest Earned	Average Real Rate	Average Nominal Rate	Average Balance	Interest Earned	Average Real Rate	Average Nominal Rate	Average Balance	Interest Earned
	(in million of nominal Ch$)								(in million of Ch$ as of Dec. 31, 2002)
ASSETS
Interest earning assets
Interbank deposits
Ch$	51,945	1,366	—%	2.6%	16,378	1,463	5.7%	8.9%	70,345	2,913	1.1%	4.1%
UF	—	—	—	—	12,032	—	(3.0)	—	12,388	—	(2.9)	—
Foreign currency	33,852	886	14.6	2.6	—	—	—	—	34,854	912	8.2	2.6
Total	85,797	2,252	5.8	2.6	28,410	1,463	2.0	5.1	117,588	3,825	2.8	3.3
Financial investments
Ch$	152,751	7,753	2.4	5.1	215,787	15,046	3.8	7.0	379,447	23,474	3.1	6.2
UF	254,698	17,298	4.1	6.8	324,028	31,431	6.4	9.7	595,856	50,171	5.3	8.4
Foreign currency	239,476	12,176	17.4	5.1	589,076	42,994	19.3	7.3	853,077	56,803	12.5	6.7
Total	646,925	37,227	8.6	5.8	1,128,891	89,471	12.6	7.9	1,828,380	130,448	8.2	7.1

	Santiago				Old Santander-Chile				Combined
	Average Balance	Interest Earned	Average Real Rate	Average Nominal Rate	Average Balance	Interest Earned	Average Real Rate	Average Nominal Rate	Average Balance	Interest Earned	Average Real Rate	Average Nominal Rate
	(in million of nominal Ch$)								(in million of Ch$ as of Dec. 31, 2002)
Total interest earning assets
Ch$	1,228,310	201,303	13.4	16.4	1,301,990	210,881	12.7	16.2	2,605,197	424,385	12.9	16.3
UF	3,222,413	317,123	7.1	9.8	2,172,748	211,313	6.5	9.7	5,554,858	544,078	6.6	9.8
Foreign currency	1,103,923	61,181	17.9	5.5	1,265,733	79,666	18.2	6.3	2,439,798	145,016	11.7	5.9
Total	5,554,646	579,607	10.6	10.4	4,740,471	501,860	11.3	10.6	10,599,852	1,113,478	9.4	10.5
Non-interest earning assets
Cash
Ch$	408,263	—	—	—	464,602	—	—	—	898,702	—	—	—
UF	—	—	—	—	—	—	—	—	—	—	—	—
Foreign currency	45,943	—	—	—	11,235	—	—	—	58,870	—	—	—
Total	454,206	—	—	—	475,837	—	—	—	957,572	—	—	—
Reserves for loan losses
Ch$	(89,241)	—	—	—	(70,557)	—	—	—	(164,528)	—	—	—

	Santiago				Old Santander-Chile				Combined (unaudited)
									In millions of ch$ as of Dec. 31, 2002
	Average Balance	Interest Earned	Average Real Rate	Average Nominal Rate	Average Balance	Interest Earned	Average Real Rate	Average Nominal Rate	Average Balance	Interest Earned	Average Real Rate	Average Nominal Rate
UF	—	—	—%	—%	—	—	—%	—%	—	—	—%	—%
Foreign currency	—	—	—	—	—	—	—	—	—	—	—	—
Total	(89,241)	—	—	—	(70,557)	—	—	—	(164,528)	—	—	—
Fixed assets
Ch$	124,982	—	—	—	111,042	—	—	—	243,010	—	—	—
UF	—	—	—	—	—	—	—	—	—	—	—	—
Foreign currency	—	—	—	—	—	—	—	—	—	—	—	—
Total	124,982	—	—	—	111,042	—	—	—	243,010	—	—	—
Other assets
Ch$	186,853	—	—	—	40,361	—	—	—	233,940	—	—	—
UF	310	—	—	—	336,714	—	—	—	347,000	—	—	—
Foreign currency	106,796	—	—	—	(248,720)	—	—	—	(146,125)	—	—	—
Total	293,959	—	—	—	128,355	—	—	—	434,814	—	—	—
Total non-interest earning assets
Ch$	630,857	—	—	—	545,448	—	—	—	1,211,124	—	—	—
UF	310	—	—	—	336,714	—	—	—	347,000	—	—	—
Foreign currency	152,739	—	—	—	(237,485)	—	—	—	(87,254)	—	—	—
Total	783,906	—	—	—	644,677	—	—	—	1,470,869	—	—	—
TOTAL ASSETS
Ch$	1,859,167	201,303	—	—	1,847,438	210,881	—	—	3,816,321	424,385	—	—
UF	3,222,723	317,123	—	—	2,509,462	211,313	—	—	5,901,858	544,078	—	—
Foreign currency	1,256,662	61,181	—	—	1,028,248	79,666	—	—	2,352,543	145,016	—	—
Total	6,338,552	579,607	—	—	5,385,148	501,860	—	—	12,070,722	1,113,478	—	—
LIABILITIES AND SHAREHOLDERS’ EQUITY
Interest bearing liabilities
Savings accounts
Ch$	—	—	—	—	—	—	—	—	—	—	—	—
UF	87,530	5,412	3.5	6.2	76,682	4,726	3.0	6.2	169,073	10,438	3.1	6.2
Foreign currency	—	—	—	—	—	—	—	—	—	—	—	—
Total	87,530	5,412	3.5	6.2	76,682	4,726	3.0	6.2	169,073	10,438	3.1	6.2
Time deposits
Ch$	676,212	41,666	3.5	6.2	778,765	47,551	2.9	6.1	1,498,044	91,858	3.1	6.1
UF	1,297,920	96,248	4.7	7.4	1,134,714	88,960	4.6	7.8	2,504,640	190,690	4.5	7.6
Foreign currency	376,938	14,999	16.1	4.0	343,902	12,900	15.3	3.8	742,177	28,725	9.5	3.9

	Santiago				Old Santander-Chile				Combined (unaudited)
	(in million of nominal Ch$)								In millions of ch$ as of Dec. 31, 2002
	Average Balance	Interest Earned	Average Real Rate	Average Nominal Rate	Average Balance	Interest Earned	Average Real Rate	Average Nominal Rate	Average Balance	Interest Earned	Average Real Rate	Average Nominal Rate
Total	2,351,070	152,913	6.2%	6.5%	2,257,381	149,411	5.6%	6.6%	4,744,861	311,273	4.8%	6.6%
Central Bank borrowings
Ch$	12,962	779	3.3	6.0	2,718	186	3.7	6.8	16,144	994	3.1	6.2
UF	17,482	1,058	3.4	6.1	24,815	2,104	5.2	8.5	43,549	3,256	4.4	7.5
Foreign currency	—	—	—	—	—	—	—	—	—	—	—	—
Total	30,444	1,837	3.3	6.0	27,533	2,290	5.1	8.3	59,693	4,249	4.0	7.1
Repurchase agreements
Ch$	155,474	5,408	0.9	3.5	334,387	31,063	6.0	9.3	504,361	37,551	4.4	7.4
UF	17,664	1,437	5.4	8.1	24,522	1,781	4.1	7.3	43,435	3,313	4.5	7.6
Foreign currency	15,523	(14)	11.6	-0.1	181	65	50.5	35.9	16,169	53	5.8	0.3
Total	188,661	6,831	2.2	3.6	359,090	32,909	5.9	9.2	563,964	40,916	4.4	7.3
Mortgage finance bonds
Ch$	—	—	—	—	—	—	—	—	—	—	—	—
UF	1,016,075	96,381	6.7	9.5	549,075	52,439	6.3	9.6	1,611,478	153,225	6.4	9.5
Foreign currency	—	—	—	—	—	—	—	—	—	—	—	—
Total	1,016,075	96,381	6.7	9.5	549,075	52,439	6.3	9.6	1,611,478	153,225	6.4	9.5
Other interest bearing liabilities
Ch$	87,184	5,036	3.1	5.8	58,195	2,508	1.2	4.3	149,682	7,767	2.2	5.2
UF	375,030	36,193	6.9	9.7	262,208	26,784	6.9	10.2	656,100	64,841	6.7	9.9
Foreign currency	332,075	22,430	19.2	6.8	189,254	14,983	20.0	7.9	536,760	38,520	13.0	7.2
Total	794,289	63,659	11.6	8.0	509,657	44,275	11.1	8.7	1,342,543	111,129	8.7	8.3
Total interest bearing liabilities
Ch$	931,832	52,889	3.0	5.7	1,174,065	81,308	3.7	6.9	2,168,232	138,169	3.3	6.4
UF	2,811,701	236,729	5.7	8.4	2,072,016	176,794	5.3	8.5	5,028,275	425,763	5.3	8.5
Foreign currency	724,536	37,415	17.5	5.2	533,337	27,948	17.0	5.2	1,295,106	67,298	10.9	5.2
Total	4,468,069	327,033	7.0	7.3	3,779,418	286,050	6.5	7.6	8,491,613	631,230	5.7	7.4
Non interest bearing liabilities
Non-interest bearing demand deposits
Ch$	777,713	—	—	—	763,240	—	—	—	1,586,565	—	—	—
UF	9,255	—	—	—	—	—	—	—	9,529	—	—	—
Foreign currency	51,604	—	—	—	—	—	—	—	53,131	—	—	—
Total	838,572	—	—	—	763,240	—	—	—	1,649,226	—	—	—

	Santiago				Old Santander-Chile				Combined (unaudited)
	(In million of nominal Ch$)								In millions of ch$ as of Dec. 31, 2002
	Average Balance	Interest Earned	Average Real Rate	Average Nominal Rate	Average Balance	Interest Earned	Average Real Rate	Average Nominal Rate	Average Balance	Interest Earned	Average Real Rate	Average Nominal Rate
Ch$	26,964	—	—	—	25,950	—	—	—	54,480	—	—	—
UF	87,698	—	—	—	89,386	—	—	—	182,326	—	—	—
Foreign currency	186,226	—	—	—	193,214	—	—	—	390,671	—	—	—
Total	300,888	—	—	—	308,550	—	—	—	627,477	—	—	—
Other non-interest bearing liabilities
Ch$	107,243	—	—	—	(678,238)	—	—	—	(587,896)	—	—	—
UF	3,346	—	—	—	30,313	—	—	—	34,655	—	—	—
Foreign currency	109,071	—	—	—	752,445	—	—	—	887,017	—	—	—
Total	219,660	—	—	—	104,520	—	—	—	333,776	—	—	—
Shareholders’ Equity
Ch$	511,363	—	—	—	411,428	—	—	—	950,106	—	—	—
UF	—	—	—	—	17,992	—	—	—	18,525	—	—	—
Foreign currency	—	—	—	—	—	—	—	—	—	—	—	—
Total	511,363	—	—	—	429,420	—	—	—	968,630	—	—	—
Total non-interest bearing liabilities and shareholders’ equity
Ch$	1,423,283	—	—	—	522,380	—	—	—	2,003,255	—	—	—
UF	100,299	—	—	—	137,691	—	—	—	245,035	—	—	—
Foreign currency	346,901	—	—	—	945,659	—	—	—	1,330,820	—	—	—
Total	1,870,483	—	—	—	1,605,730	—	—	—	3,579,109	—	—	—
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY
Ch$	2,355,115	52,889	—	—	1,696,445	81,308	—	—	4,171,486	138,169	—	—
UF	2,912,000	236,729	—	—	2,209,707	176,794	—	—	5,273,310	425,763	—	—
Foreign currency	1,071,437	37,415	—	—	1,478,996	27,948	—	—	2,625,926	67,298	—	—
Total	6,338,552	327,033	—	—	5,385,148	286,050	—	—	12,070,722	631,230	—	—

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Directors

Administration is conducted by our board of directors, which, in accordance with our by-laws, consists of 11 directors and two alternates who are elected at annual ordinary shareholders’ meetings. The current members of the board of directors were elected by the shareholders in the extraordinary shareholders’ meeting held on July 18, 2002. Members of the board of directors are elected for three-year terms. The term of each of the current board members expires on April of 2005. Cumulative voting is permitted for the election of directors. The board of directors may appoint replacements to fill any vacancies that occur during periods between elections. If any member of the board of directors resigns before his or her term has ended, and no other alternate director is available to take the position at the next annual ordinary shareholders’ meeting a new replacing member will be elected. Our executive officers are appointed by the board of directors and hold office at its discretion. Scheduled meetings of the board of directors are held monthly. Extraordinary meetings can be held when called in one of three ways: by the Chairman of the board of directors, by three directors with the consent of the Chairman of the board of directors or by six directors.

Our current directors are as follows:

Directors	Position	Term Expires
Mauricio Larraín Garcés	Chairman and Director	April 2005
Marcial Portela Alvarez	First Vice Chairman and Director	April 2005
Benigno Rodríguez Rodríguez	Second Vice Chairman and Director	April 2005
Victor Arbulu Crousillat	Director	April 2005
Victor Barallat López	Director	April 2005
Juan Colombo Campbell	Director	April 2005
Juan Andrés Fontaine Talavera	Director	April 2005
Gerardo Jofré Miranda	Director	April 2005
Roberto Méndez Torres	Director	April 2005
Carlos Olivos Marchant	Director	April 2005
Roberto Zahler Mayanz	Director	April 2005
Raimundo Monge Zegers	Alternate Director	April 2005
José Juan Ruíz Gómez	Alternate Director	April 2005

Mauricio Larraín Garcés is our Chairman. He is the former Executive Vice Chairman of the Board of Directors of Old Santander-Chile. He is also First Vice Chairman of Santander Chile Holding S.A. and President of Santander Inversiones S.A. and Universia Chile S.A. He is a Director of the Asociación de Bancos e Instituciones Financieras de Chile and a Director of the Santiago Stock Exchange. Mr. Larraín began working at Santander Chile in 1989. Previous to that he was Intendente of the Superintendency of Banks, Manager of External Debt at the Banco Central de Chile and a Senior Finance Specialist at the World Bank in Washington. He holds degrees in Economics (Candidate) and in Law from Universidad Católica de Chile and from Harvard University.

Marcial Portela Alvarez became a Director on May 6, 1999 and Vice Chairman of the board on May 18, 1999. He currently oversees all of Banco Santander Central Hispano’s investments in Latin America and was the Director of Marketing at Banco Santander from November 1998 until the formation of Banco Santander Central Hispano. In the past, he was the Vice Chairman of Telefonica Internacional and the Chief Executive Officer of Banco Argentaria and also worked at several other banks, including Banco Exterior, Caja Postal, Banco Hipotecario and BBV. Mr. Portela holds a degree in Sociology from the University of Lovaina and a Political Science degree from the Universidad de Madrid.

Benigno Rodríguez Rodríguez became a Director on March 19, 1996. He served as Vice Chairman of the Board of Santiago from April 17, 2002 through the date the merger was consummated. Before that he served as Santiago’s Director of Management Information Systems. Currently, he is also a director of Teatinos. Mr. Rodriguez holds a degree in Economics from the Universidad Complutense of Madrid.

Victor Arbulu Crousillat became a Director on May 6, 1999. He was a Managing Director of JPMorgan, member of its European management committee and Chief Executive Officer for Spain and Portugal from 1988 until 1998. He has worked for JPMorgan for over 25 years in various positions in Europe, North America and South America. Mr. Arbulu holds a degree in Engineering and a Masters of Business Administration.

Juan Colombo Campbell is Professor of Law at Universidad de Chile and is President of Chile’s Constitutional Court. He is a former member of the Board of Old Santander-Chile, to which he was appointed in 1985 and previous to that Mr. Colombo was General Counsel and Chief Executive Officer of Santander-Chile. Mr. Colombo also serves as a Director of AFP Summa Bansander S.A. Mr. Colombo holds a law degree from Universidad de Chile. He did post-graduate work at the University of California, Los Angeles.

Victor Barallat López became a Director on April 29, 2003. He is the Chief Financial Officer and Business Development Director of the Banco Santander Central Hispano Latinamerican Division. Additionally he is a member of the boards of directors of Santander Latinamerican Management in Holland, Teatinos, Banco Santa Cruz in Bolivia, Santander Peru Holding, Banco Santander Mexicano, Santander Bancorp and Banco Santander Puerto Rico. He also worked as Banco Santander’s Director of Strategy and Investor Relations from 1997 to 1999. Mr. Barallat holds a degree in Mining Engineering from the Universidad Politécnica de Madrid and a Masters of Business Administration from the Wharton School of Business.

Juan Andrés Fontaine Talavera became a Director on February 26, 1998. He is a senior partner at Juan Andrés Fontaine y Asociados, an economic consulting firm in Chile, a board member of several companies and a professor at the Catholic University in Chile. Prior to that he was Chief Economist at the Central Bank of Chile. Mr. Fontaine holds a degree in Economics from the Catholic University of Chile and a Masters degree in Economics from the University of Chicago.

Gerardo Jofré Miranda is a former member of the Board of Old Santander-Chile, to which he was appointed in 1991 and became Second Vice Chairman of its Board of Directors in March 1996. Mr. Jofré is also President of Santander Multimedios S.A., AFP Summa Bansander S.A., Inversiones Internacionales Bansander S.A., and Servicios Financieros Bandera S.A. He is also Director of Santander Inversiones S.A. and Universia Chile S.A. He holds a degree in Business from Universidad Católica de Chile.

Roberto Méndez Torres is a former member of the Board of Old Santander-Chile, to which he was appointed in 1996. He is a Professor of Economics at Universidad Católica de Chile. He has been Advisor to Grupo Santander Chile since 1989. Mr. Méndez is President and Director of Adimark Chile. He graduated with a degree in Business from Universidad Católica de Chile, and holds an MBA and a Ph.D. from the Graduate School of Business at Stanford University.

Carlos Olivos Marchant became a Director on April 15, 1987. He was Chairman of the Board of Santiago from May, 1999 until the date of the merger. Prior to that, he was Vice Chairman of the board since March 31, 1998. He is a partner in the law firm Guerrero, Olivos, Novoa y Errazuriz. From 1981 to 1983, Mr. Olivos served as General Counsel of the Central Bank of Chile, and from 1984 to 1986 he served as Chairman of the board of directors of Banco Osorno. Mr. Olivos holds a law degree from the Universidad de Chile and a Masters of Jurisprudence from New York University School of Law.

Roberto Zahler Mayanz became a Director on August 31, 1999. Currently, he is Chairman of Siemens-Chile and Deutsche Bank Americas Bond Fund. He is also a member of the board of directors of the Quota Formula Review Committee and the International Monetary Fund. Mr. Zahler was a member of the board of the Central Bank of Chile from December 1989 to June 1996, where he served as Chairman of the board from December 1991 until June 1996. Mr. Zahler has acted as a visiting professor at several universities in the United States, Europe, Latin America and Chile, and is a member of several committees of the Inter-American Development Bank, World Bank, International Monetary Fund, Ford Foundation and International Labour Organization. Mr. Zahler holds a degree in Business Administration from the Universidad de Chile and a Masters degree in Economics from the University of Chicago.

Raimundo Monge Z. Became an Alternate Director on April 29, 2003. He is Corporate Director of Strategic Planning for Grupo Santander-Chile and is CEO of Santander-Chile Holding S.A., Servicios Financieros Bandera and Teatinos Siglo XXI S.A.

and Soince S.A. He is also President of Santander S.A. Sociedad Securitizadora, Director of Santander Factoring S.A. and Santander Multimedios S.A. and Alternate Director of Universia Chile S.A. Mr. Monge has a degree in business from the Universidad Católica de Chile and a MBA from the University of California, Los Angeles.

José Juan Ruíz Gómez became an Alternate Director on July 18, 2002. He had been a Director from May 6, 1999. He is currently Director of Research for the Spain and Latin America divisions of Banco Santander Central Hispano. In the past, he has worked at the Spanish Ministry of Finance and was Chairman of the Committee of Economic Policy of the European Union from 1991 until 1993. Mr. Ruiz holds a degree in Economics from the Universidad Autónoma de Madrid.

Senior Management

Our senior managers are as follows:

Senior Manager	Position	Date Appointed
Fernando Cañas	Chief Executive Officer	January 6, 1998
Raimundo Monge†	Corporate Director of Strategic Planning	July 18, 2002
José Manuel Pascual†	Corporate Director of Credit Risk	March, 1997
Juan Pedro Santa María†	Corporate General Counsel	January 13, 1997
David Turiel†	Corporate Financial Controller	January 1, 2002
Manuel Dato†	Corporate Director of Internal Audit	April, 2002
Roberto Jara	Chief Accounting Officer	July 18, 2002
Oscar Von Chrismar	Global Banking	July 18, 2002
Alberto Salinas	Operation and Technology	March 5, 1998
Andres Roccatagliata	Retail Banking	October 31, 2002
José Manuel Manzano†	Corporate Director Human Resources	October 31, 2002
Gonzalo Romero	General Counsel	July 18, 2002
Juan Fernández	Administration and Costs	July 18, 2002
Alejandro Cuevas	Banefe Consumer Division	July 18, 2002

†	Employed by Santander Chile Holding. Not an employee of Santander Chile

Fernando Cañas is our Chief Executive Officer, and joined us as Vice Chairman of the board on October 31, 1996. Mr. Cañas was a Director of Operations of Banco O’Higgins from 1983 through October 1996 and served as its Chief Executive Officer from 1992 to October 1996. He holds a degree in Business Administration and Accounting from the Universidad de Chile.

Raimundo Monge is the Corporate Director of Strategic Planning for Santander Chile Holding. Mr. Monge is not an employee of Santander Chile and we do not pay any fees to Santander Chile Holding for his services. He is the former Corporate Director of Old Santander-Chile, which he joined in 1991. He is also CEO of Santander Chile Holding S.A., Servicios Financieros Bandera Teatinos Siglo XXI S.A. and Soince S.A. and president of Santander S.A. Sociedad Securitizadora, Director of Santander Factoring S.A. and Santander. Multimedios S.A. and Alternate Director of Universia Chile S.A. Mr. Monge has a degree in business from the Universidad Católica de Chile and a MBA from the University of California, Los Angeles.

José Manuel Pascual became Director of the Risk Division in March 1997. Mr. Pascual is not an employee of Santander Chile and we do not pay any fees to Santander Chile Holding for his services. Mr. Pascual is also a Director of Santander Factoring S.A. Mr. Pascual has served in various senior positions in Santander Chile and Banco Santander Central Hispano since 1973. Mr. Pascual is a financial expert, and holds a business degree from the IESE in Barcelona, Spain.

Juan Pedro Santa María is the General Counsel of Santander Chile Holding, a position he was appointed to after the merger. Mr. Santa María is not an employee of Santander Chile and we do not pay any fees to Santander Chile Holding for his services. Prior to that, Mr. Santa María served as General Counsel of Santiago and Banco O’Higgins beginning in 1976. In addition, he is President of the Legal Committee of Lawyers of the Chilean Banks Association and was President of the Committee of Lawyers of the Latin American Federation of Banks. Mr. Santa María holds a law degree from the Universidad Católica de Chile.

David Turiel is the Corporate Financial Controller of Santander Chile, which is in charge of the Accounting and Financial Control Departments. Mr. Turiel is not an employee of Santander Chile and we do not pay any fees to Santander Chile Holding for his services. He has held this position since December 2001. Previously, Mr. Turiel was Financial Controller of Banco Santander Brazil and Director of Market Risks and Manager of Auditing in Spain. Mr. Turiel has an Economics and Business degree from the Universidad Complutense of Madrid.

Manuel Dato is the Corporate Director of Internal Auditing, a position he has held since May 2002. Mr. Dato is not an employee of Santander Chile and we do not pay any fees to Santander Chile Holding for his services. Previously, Mr. Dato was Director of Internal Auditing in Banco Rio in Argentina and Banco de Venezuela. Mr. Dato has served in various senior positions in Banco Santander Central Hispano since 1973, including Manager of the Branch network in Valencia and Seville. Mr. Dato holds a law degree from the Universidad of Valencia.

Roberto Jara is our Chief Accounting Officer. He is the former Chief Accounting Officer at Old Santander-Chile, a position he held from March 1998 until August 2002, when the merger with Santiago was consummated. He joined Old Santander-Chile in 1978, and held several positions there such as Sub-Manager of Budget and Costs and Chief of Computing Projects. Mr. Jara is a CPA and holds a degree in Tax Management from Universidad Adolfo Ibañez.

Oscar von Chrismar is our Director of Global Banking. He is the former General Manager of Santander Chile, a position to which he was appointed in September 1997, after being General Manager of Banco Santander-Peru since September 1995. Mr. von Chrismar is also President of Santander S.A. Agente de Valores and a Director of Santander Factoring S.A and Universia Chile S.A. Prior to that, Mr. von Chrismar was the manager of the Finance Division of Santander Chile, a position he had held since joining Santander Chile in 1990. Mr. von Chrismar holds an Engineering degree from the Universidad de Santiago de Chile.

Alberto Salinas is our Director of Operations, and joined us on March 8, 1998. Mr. Salinas was Director of Operations of BankBoston in Argentina from 1995 to February 1998, and before that held the same position at Banco O’Higgins, which he joined in 1981. Currently, Mr. Salinas is member of the board of Operations and Technology of the Chilean Banks Association. Mr. Salina holds a degree in Civil Engineering from the Universidad de Chile.

Andrés Roccatagliata is our Retail Banking Manager. He is the former manager of Banco Santander Chile’s Retail Division, a position he held from 1999 until August 2002, when the merger with Santiago was consummated. Mr. Roccatagliata is also President of Santander S.A. Administradora de Fondos Mutuos and an Alternate Director of Universia Chile S.A. Prior to that he served as Manager of Distribution of Santander Chile in June 1997 and was responsible for the branch network of Santander Chile. From 1993 to 1997, Mr. Roccatagliata was the Commercial Manager of Banefe. Before that, he was a Regional and Branch Manager from 1987 to 1990. Mr. Roccatagliata holds a degree in business from the Universidad de Santiago and an MBA from the Universidad Adolfo Ibáñez.

José Manuel Manzano was appointed Corporate Director of Human Resources for Banco Santander Chile on October 31, 2002. Previously he served as Manager of Human Resources for Old Santander Chile since 1999. Prior to that he was General Manager of Santander Fund Management and Managing Director of Bancassurance. He was also on the Board of Directors of Compañía de Seguros de Vida Santander S.A. Mr. Manzano holds an MBA and a degree in Business from Universidad Católica de Chile.

Gonzalo Romero is our General Counsel, a position he has held since July 18, 2002. Mr. Romero, a lawyer, had been General Manager of Banco Concepción from 1991 to 1996 and General Counsel of Banco Concepción from 1986 to 1990. He is a graduate of Universidad de Chile.

Juan Fernández is our manager of Administration and Cost Control. He is the former Manager of Administration and Cost Control of Old Santander-Chile, a position he held since April 1999 until August 2002, when the merger with Santiago was consummated. Mr. Fernández is also Director of Santander Chile Holding S.A. and Santander S.A. Sociedad Securitizadora and Alternate Director of Soince S.A. Previously Mr. Fernández served as Manager for Accounting and Administration of Santander Chile since January 1993. Prior to that Mr. Fernández was at Banchile Agencia de Valores y Subsidiarias, and at JPMorgan in Santiago and Madrid.

Alejandro Cuevas became Manager of the Banefe Division of Santander Chile in January 2000. Prior to that he was the Commercial Manager of Banefe between May 1997 and December 1999 and Marketing Manager of Banefe from March 1995 to May 1997. Mr. Cuevas has a Business degree from Universidad de Chile.

B. Compensation

For the year ended December 31, 2002, the aggregate amount of compensation paid by Santander-Chile to all of its directors was Ch$667 million including attendance fees and monthly stipends. For the year ended December 31, 2002, the aggregate amount of compensation paid by Santander-Chile to all of its executive officers and managers was Ch$17,571 million. Total compensation paid to executive officers and managers in 2002 included Ch$5,987 million in bonuses. Additionally, in 2002 Santiago paid, prior to the merger, extraordinary bonuses totaling Ch$10,595 million. These bonuses had been provisioned for in 2001 with no effect over 2002 results. In Santiago’s annual shareholder meeting held on March 21, 2002, shareholders’ approved the payment of a monthly stipend and an attendance fee. In the extraordinary shareholders’ meeting held on July 18, 2002 it was decided that Board members would only be paid a monthly stipend. In 2002 the compensation paid to directors totaled Ch$667 million of which Ch$398 million corresponded to monthly stipends and Ch$268 million in attendance fees. In the annual shareholder meeting of Santander-Chile held on April 29, 2003, a monthly stipend per director of UF 182 (Ch$3,047,430 or approximately US$4,278) was approved by shareholders. This amount will be incremented by UF22 per month (Ch$368,371 or approximately US$517) if a Board member is named to one or more committees in Santander-Chile. This arrangement does not preclude making other payments to directors for specific consulting assignments in their field of expertise.

We do not pay any contingent or deferred compensation and there is no stock option or profit-sharing plan for our administrative, supervisory or management personal. Furthermore nothing was set aside or accrued by us to provide pension, retirement or similar benefits for its Directors and executive officers.

We pay bonuses to our administrative, supervisory or management personnel based on pre-defined goals (mainly commercial but also including items such as customer satisfaction) and our overall performance in the year. Some upper level managers yearly bonuses also includes a portion which is indexed to the performance of our share price, but does not involve a stock option or share purchase. These bonuses are provisioned for monthly, according to the degree of accomplishment of our budget. we also give bonuses throughout the year to commercial teams for performance in other commercial contests.

C. Board Practices

The Directors Committee (formerly the Audit Committee) is comprised of three members of the board of directors (Messrs. Juan Colombo Campbell (Chairman), Benigno Rodríguez Rodríguez (Vice-Chairman) and Victor Arbulu Crousillat and, as invited members, the Chief Executive Officer, our General Counsel and the General Auditor. The Directors Committee’s primary responsibility is to support the board of directors in the continuous improvement of our system of internal controls, which includes reviewing the work of both the external auditors and the Internal Audit Department. The committee is also responsible for analyzing observations made by regulatory entities of the Chilean financial system about us and for recommending measures to be taken by our management in response. The external auditors are recommended by the Directors Committee to our board of directors and appointed by our shareholders at the annual shareholders’ meeting.

Directors’ Committee:

Juan Colombo C.	Chairman
Benigno Rodríquez R.	Vice Chairman
Victor Arbulu C.	Member

None of the members of our Board of Directors has a service contract which entitles any Director to any benefits upon termination of employment with Santander-Chile.

On May 6, 2003 the Superintendency of Banks issued new regulations requiring the creation of an internal audit committee. The new regulations take effect in 2004. The audit committee will be responsible for:

•	Presenting to the Directors’ Committee or the board of directors a list of candidates for the selection of an external auditor

•	Presenting to the Directors’ Committee or the board or directors a list of candidates for the selection of rating agencies

•	Overseeing and analyzing the results of the external audit and the internal reviews

•	Coordinating the activities of internal auditing with the external auditors’ review

•	Analyzing the interim and year-end financial statements and reporting the results to the board of directors

•	Analyzing the external auditors’ reports and their content, procedures and scope

•	Analyzing the rating agencies’ reports and their content, procedures and scope

•	Obtaining information regard the effectiveness and reliability of the internal control systems and procedures

•	Analyzing the information systems performance, its sufficiency, reliability and use in connection with decision-making processes

•	Obtaining information regarding compliance with the company’s policies regarding the due observance of laws, regulations and internal rules to which the company is subject

•	Obtaining information and resolve conflict interest matters and investigating suspicious and fraudulent activities

•	Analyzing the reports of the inspection visits, instructions and presentations of the Superintendency of Banks

•	Obtaining information, analyzing and verifying the company’s compliance with the annual audit program prepared by the internal audit department

•	Informing the board of directors of accounting changes and their effect

D. Employees

As of December 31, 2002, on a consolidated basis we had 8,314 employees, 7,767 of whom were bank employees and 547 of whom were employees of our subsidiaries. Of bank employees, 3,733 belonged to one of the fifteen unions that represent our employees while all of the employees of our subsidiaries are non-unionized. With respect to the average number of employees for the bank only, during each of the years ended December 31, 2000, 2001 and 2002 we had, on a combined basis, 8,916, 8,852 and 8,855 employees, respectively. We have traditionally enjoyed good relations with our employees and the unions. Of the total headcount, approximately 44.9% belonged to one of 15 unions and we are party to four collective bargaining agreements. In the past, we have applied the terms of our collective bargaining agreements to unionized and non-unionized employees.

Employees	2002
Executives	509
Professionals	2,920
Administrative	4,338
Subsidiaries	547

Total	8,314

See “Item 4. Information on the Company—Description of Business—Merger Update—Personnel” for information regarding reductions in our headcount as a consequence of the merger.

E. Share Ownership

As of April 30, 2003, the following directors and executives held shares in Santander-Chile:

Director	Number of Shares
Mauricio Larraín G.	568
Juan Andrés Fontaine T.	561,954
Gerardo Jofré M.	397,837
Fernando Cañas B.	1,093
José Manuel Manzano T.	187,145
Juan Fernandez F.	35,536

No director or executive owns more than 1% shares of Santander-Chile.

Santander-Chile currently does not have any arrangements for involving employees in its capital and there is no systematic arrangement for grant of options or shares or securities to them.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

As of April 30, 2003, Santander-Chile’s most important shareholders were the following:

Shareholder	Number of shares	Percentage
Teatinos Siglo XXI S.A.	78,108,391,607	41.45%
Santander Chile Holding	46,682,339,343	24.77
Servicios Financieros Bandera	20,140,180,352	10.69
Santander Central Hispano directly via ADRs	13,626,663,819	7.23

Banco Santander Central Hispano (the successor entity to Santander Spain after its merger with Banco Central Hispanoamericano, S.A. on April 17, 1999) is the controlling shareholder of Santander-Chile, which as of April 30, 2003 directly and indirectly owned or controlled 84.14% of Santander-Chile.

Banco Santander Central Hispano controls Santander-Chile through its holdings in Teatinos Siglo XXI, Santander-Chile Holding and Servicios Bandera, which are controlled subsidiaries, and through the indirect ownership of ADSs representing 7.23% of Santander-Chile’s outstanding capital stock. As of April 30, 2003 Banco Santander Central Hispano directly and indirectly owned or controlled 98.98% of Santander-Chile Holding, which in turn owns 99.99% of Servicios Financieros Bandera S.A. Banco Santander Central Hispano directly and indirectly owned or controlled 100% of Teatinos Siglo XXI S.A.

According to the most recent Schedule 13D filed by Banco Santander Central Hispano, from December 23, 1998 through May 24, 2002, Banco Santander Central Hispano acquired 3,024,327 ADSs (representing 3,142,275,805 shares of Santander-Chile) in the open market, representing a beneficial ownership of 1.67% of Santander-Chile’s issued and outstanding shares.

Banco Santander Central Hispano is in a position to cause the election of a majority of the members of Santander-Chile’s Board of Directors, to determine its dividend and other policies and to determine substantially all matters to be decided by a vote of shareholders. Banco Santander Central Hispano Group’s principal operations are in Spain, Portugal, Germany, Italy, Belgium and Latin America. Santander Central Hispano Group also has significant operations in New York, London and Paris, as well as investments in The Royal Bank of Scotland Group (RBSG).

The number of outstanding shares of Santander-Chile (of which there is only one class, being ordinary shares) at April 30, 2003 was 188,446,126,794 shares, without par value. Santander-Chile’s shares are listed for trading in the Chilean bourses and in the New York Stock Exchange in connection with the registration of ADRs. The market capitalization of Santander-Chile as of April 30, 2003 was Ch$2,768,274 million (US$3,925 million), representing 188,446,126,794 shares of common stock. At April 30, 2003 Santander-Chile had 22 record holders of shares, including the Bank of New York, as depositary (the “Depositary”) of Santander-Chile’s American Depositary Share Program.

The major shareholders in Santander-Chile, while having the power to cause the election of a majority of our Board of Directors by virtue of the percentage of their shareholding, hold ordinary shares to which no special voting rights are attached.

Other than the information disclosed in this section, there are no arrangements in the knowledge of Santander-Chile which can result in a change of control of Santander-Chile.

B. Related Party Transactions

In accordance with the provisions of the General Banking Law, and with the instructions given by the Superintendence of Banks and Financial Institutions, persons or entities are considered related to the natural or juridical persons that are related with the ownership or management of the Institution, directly or by means of third parties.

Loans granted to related parties

Related party loans, all of which are current, are as follows:

	As of December 31,
	2001		2002
	Loans	Collateral Pledged	Loans	Collateral Pledged
	MCh$	MCh$	MCh$	MCh$
Operating companies	70,302	13,238	42,565	28,202
Investment companies (1)	22,041	22,023	118,269	64,342
Individuals (2)	4,019	3,813	6,436	5,343

Total	96,362	39,074	167,270	97,887

(1)	Includes companies whose purpose is to hold shares in other companies.
(2)	Includes debt obligations that are equal to or greater than UF 3,000, equivalent to Ch$50 million as of December 31,2002

Under the Chilean General Banking Law, Chilean banks are subject to certain lending limits, including the following:

(a)	a bank may not extend to any person or legal entity (or group of related entities), directly or indirectly, unsecured loans in an amount that exceeds 5.0% of the bank’s effective net worth, or secured loans in an amount that exceeds 25.0% of its effective net worth. In the case of foreign export trade finance, this 5.0% ceiling is raised to: 10.0% for unsecured financing, 30.0% for secured financing, or 15.0% for loans granted to finance public works under the concessions system contemplated in the Decree 93 with Force of Law 164 of 1991, of the Ministry of Public Works, provided that either the loan is secured on the concession, or the loan is granted as part of a loan syndication;

(b)	a bank may not grant loans bearing more favorable terms than those generally offered by banks in the same community to any entity (or group of related entities) that is directly or indirectly related to its owners or management;

(c)	a bank may not extend loans to another financial institution in an aggregate amount exceeding 30.0% of its effective net worth;

(d)	a bank may not directly or indirectly grant a loan the purpose of which is to allow the borrower to acquire shares in the lending bank;

(e)	a bank may not lend, directly or indirectly, to a Director or any other person who has the power to act on behalf of the bank, or to certain related parties;

(f)	a bank may not grant loans to individuals or legal entities involved in the ownership or management of the bank, whether directly or indirectly (including holders of 1.0% or more of its shares), on more favorable terms than those generally offered to non-related parties. Loans may not be extended to senior executives and to companies in which such individuals have a participation of 5.0% or more of the equity or net earnings in such companies. The aggregate amount of loans to related parties may not exceed a bank’s effective net worth; and

(g)	the maximum aggregate amount of loans that a bank may grant to its employees is 1.5% of its effective net worth, and no individual employee may receive loans in excess of 10.0% of such 1.5% limit. These limitations do not apply to a single home mortgage loan for personal use per term of employment of each employee.

Other transactions with related parties:

During the years ended December 31, 2000, 2001 and 2002 the Bank had the following significant income (expenses) from services provided to (by) related parties:

	Year ended December 31
Company	2000 Income/(Expense)	2001 Income/(Expenses)	2002 Income/(Expenses)
	Ch$ million	Ch$ million	Ch$ million
Redbanc S.A.	—	—	(1,989)
Transbank S.A.	(333)	(238)	(3,933)
Cia. de Seguros de Vida Santiago S.A.	(767)	(755)	—
Sixtra Chile S.A.	(158)	(119)	(65)
Santander G.R.C. Ltda.	—	—	367
Santander Chile Holding S.A.	—	—	165
Santander Factoring S.A.	—	—	121
Bansa Santander S.A.	—	—	1,752
Summa Bansander A.F.P.	—	—	104
Altec S.A.	—	—	(2,272)
Santander Investment	—	—	96
Chile S.A.	—	—	51
Altavida Cia. de Seguro de Vida S.A.	—	—	(758)
Plaza del Trebol S.A.	(116)	(121)	(115)
Sociedad Nexus S.A.	(338)	(55)	(2,110)
Teatinos Siglo XXI S.A.	—	—	2,896
Others	(143)	(255)	(720)

Total	(1,855)	(1,543)	(6,410)

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Financial Information

See Item 18.

Foreign Country Outstanding Loans

In the fiscal year ended December 31, 2002 foreign country loans totaled Ch$237,866 million. As of December 31, 2002 no country represents more than 1% of Santander-Chile total assets.

Legal Proceedings

As the legal successor of Santiago and Old Santander-Chile, we have assumed all of their actual and potential liabilities of our predecessor banks, including any pending legal claims.

With respect to the claim presented against the Bank in August 24, 1993 by the Chilean Internal Revenue Service, Santander-Chile paid Ch$1,169 million (US$1.64 million) which concluded this claim.

We still have pending before the courts two claims presented against us by the Chilean Internal Revenue Service on August 26, 2003 and May 31, 1993 totaling Ch$773 million (US$1.1 million). In our opinion, these claims are not likely to have, in the aggregate, a material adverse effect on our consolidated financial condition or results of operations and have been fully provisioned for in 2002.

We are subject to a legal claim by Le Mans Seguros de Vida. The claim is related to the reversal of a deposit made by check by a company part of the Inverlink financial group. We do not believe that the liability related to such claim and proceeding is likely to have, in the aggregate, a material adverse effect on our consolidated financial condition or results of operations.

In addition, we are subject to certain claims and are party to certain legal and arbitration proceedings incidental to the normal course of our business, including claims for alleged operational errors. We do not believe that the liabilities related to such claims and proceedings are likely to have, in the aggregate, a material adverse effect on our consolidated financial condition or results of operations.

There are no material proceedings in which any of our directors, any members of our senior management, or any of our affiliates is either a party adverse to us or our subsidiaries or has a material interest adverse to us or our subsidiaries.

Dividends and dividend policy

See “Item 3: Selected Financial Data—Dividends”.

ITEM 9. THE OFFER AND LISTING

A. Historical Trading Information

In the merger former Santiago was the legal surviving entity and the corporate name was changed to “Banco Santander-Chile”. As a result shareholders of Old Santander-Chile received 3.55366329 shares of Banco Santiago for every one share of Santander-Chile that they owned on the record date for the merger and 0.75245999 ADRs of Banco Santiago for every one Santander-Chile ADR that they owned on the record date for the merger. Therefore, the historical trading information corresponds to former Santiago shares and ADRs.

The table below shows, for the periods indicated, the annual, quarterly and monthly high and low closing prices (in nominal Chilean pesos) of the shares of our common stock on the Santiago Stock Exchange and the annual, quarterly and monthly high and low closing prices (in U.S. dollars) as reported by the NYSE.

	Santiago Stock Exchange		NYSE
	Common Stock		ADS(2)
	High	Low	High	Low
	(Ch$ per share(1))		(U.S.$ per ADS)
Annual Price History
1998	10.10	5.00	23.75	11.00
1999	11.03	6.35	22.50	13.81
2000	12.52	8.90	25.31	16.75
2001	15.40	10.60	24.20	19.06
2002	22.90	15.99	14.70	10.80

Quarterly Price History
2000
1st Quarter	12.52	9.10	25.31	18.75
2nd Quarter	9.86	8.90	20.00	17.44
3rd Quarter	10.90	8.90	20.25	16.75
4th Quarter	11.25	10.50	20.56	19.00
2001
1st Quarter	13.01	10.60	23.00	19.06
2nd Quarter	14.40	11.40	24.20	20.00
3rd Quarter	15.40	13.35	23.95	19.85
4th Quarter	15.00	13.10	22.85	19.61
2002
1st Quarter	14.70	12.80	22.90	20.00
2nd Quarter	13.02	11.57	20.71	17.35
3rd Quarter	13.80	10.80	20.10	15.99
4th Quarter	13.20	11.60	19.55	16.79

Monthly Price History
December 2002	13.20	12.70	19.55	18.62
January 2003	13.50	12.65	19.58	17.85
February 2003	13.10	12.65	18.43	17.05
March 2003	14.10	12.70	19.50	17.74
April 2003	14.69	12.86	21.82	18.40
May 2003	13.64	15.30	22.80	19.92
June 2003 (3)	14.94	14.00	21.95	20.65

Sources: Santiago Stock Exchange Official Quotation Bulletin; NYSE.

(1)	Pesos per share reflect nominal price at trade date.

(2)	Price per ADS in U.S.$; one ADS represents 1,039 shares of common stock.

(3)	Through June 19, 2003.

B.    Plan of Distribution

Not applicable

C.    Nature of Trading Market

Nature of Trading Market

Shares of our common stock are traded on the Chilean Stock Exchanges. Since January 1997, the ADSs held in the form of ADRs and representing shares of our common stock have also been traded in the United States on the NYSE under the symbol “SAN.” Each ADS represents 1,039 shares of common stock. The ADRs have been issued pursuant to the Deposit Agreement, dated as of August 1, 2002, among Santander-Chile, the Depositary and all holders from time to time of ADRs. As of April 30, 2003, 28,564,471 ADS were outstanding (equivalent to 29,678,485,513 shares of common stock or 15.75% of the total number of issued shares of common stock). This figure includes the 7.23% owned directly by Santander Central Hispano. As of April 30, 2003 there were a total of 22 ADR holders on record. Since some of these ADRs are held by nominees, the number of record holders may not be representative of the number of beneficial holders.

D.    Selling Shareholders

Not Applicable.

E.    Dilution

Not Applicable.

F.    Expenses of the Issue

Not Applicable.

ITEM 10.    ADDITIONAL INFORMATION

A.    Share Capital

Our issued share capital as of December 31, 2002, was Ch$675,908 million (US$948.0 million), divided into a single series of 188,446,126,794 shares of common stock without par value.

Merger of Santander-Chile and Banco Santiago

On April 18, 2002 Santander Central Hispano, as controlling shareholder of Old Santander-Chile and Santiago, submitted for consideration to the Boards of Old Santander-Chile and Santiago, a proposal to examine and determine the convenience of merging Old Santander-Chile and Santiago. Santander Central Hispano asked the Board of Directors of both banks to analyze the best alternative to maximize value for all shareholders.

The plan of merger provided that Old Santander-Chile would be absorbed by Santiago and Santiago will acquire all the assets and will assume all the liabilities of Old Santander-Chile and Santiago’s name was changed to “Banco Santander-Chile”. The plan of merger also contemplated that Old Santander-Chile made up 47.5% of the merged entity, while Santiago will made up 52.5% of the merged entity.

On May 17, 2002 the Superintendency of Banks approved the proposed merger of Old Santander-Chile and Santiago. In line with the new guidelines regarding bank mergers included in the Chilean Tender offer Law (Law No. 19,705), the Superintendency of Banks authorized the transaction. In addition, and according to Article 35 bis of the Ley General de Bancos, when authorizing a merger, the Superintendency of Banks imposed a minimum BIS ratio for the combined entity of 12%. No other condition was imposed. The merger became effective on August 1, 2002.

In the merger, shareholders of Old Santander-Chile received 3.55366329 shares of Santiago for every one share of Old Santander-Chile that they owned on the record date for the merger and 0.75245999 ADRs of Santiago for every one Old Santander-Chile ADR that they owned on the record date for the merger.

B.    Memorandum and Articles of Association

Shareholder rights in a Chilean bank that is also an open stock (public) corporation are governed by the corporation’s estatutos, which effectively serve the purpose of both the articles or certificate of incorporation and the By-laws of a company incorporated in the United States, by the General Banking Law and secondarily, to the extent not inconsistent with the latter, by the provisions of Chilean Corporations Law applicable to open stock corporations except for certain provisions which are expressly excluded. Article 137 of the Chilean Corporations Law provides that all provisions of the Chilean Corporations Law take precedence over any contrary provision in a corporation’s estatutos. Both the Chilean Corporations Law and our estatutos provide that legal actions by shareholders against us (or our officers or directors) to enforce their rights as shareholders or by one shareholder against another in their capacity as such are to be brought in Chile in arbitration proceedings, notwithstanding the plaintiff’s right to submit the action to the ordinary courts of Chile.

The Chilean securities markets are principally regulated by the Superintendency of Securities and Insurance under the Chilean Securities Market Law and the Chilean Corporations Law. In the case of banks, compliance with these laws is supervised by the Superintendency of Banks. These two laws provide for disclosure requirements, restrictions on insider trading and price manipulation and protection of minority investors. The Chilean Securities Market Law sets forth requirements relating to public offerings, stock exchanges and brokers, and outlines disclosure requirements for companies that issue publicly offered securities. The Chilean Corporations Law sets forth the rules and requirements for establishing open stock corporations while eliminating government supervision of closed (closely-held) corporations. Open stock (public) corporations are those with 500 or more shareholders, or companies in which 100 or more shareholders own at least 10.0% of the subscribed capital (excluding those whose individual holdings exceed 10.0%), and all other companies that are registered in the Securities Registry of the Superintendency of Securities and Insurance.

Meetings and Voting Rights

An ordinary annual meeting of shareholders is held within the first four months of each year. The ordinary annual meeting of shareholders is the corporate body that approves the annual financial statements, approves all dividends in accordance with the dividend policy determined by our board of directors, elects the board of directors and approves any other matter which does not require an extraordinary shareholders’ meeting. The last ordinary annual meeting of our shareholders was held on April 29, 2003. Extraordinary meetings may be called by our board of directors when deemed appropriate, and ordinary or extraordinary meetings must be called by our board of directors when requested by shareholders representing at least 10.0% of the issued voting shares or by the Superintendency of Banks. Notice to convene the ordinary annual meeting or an extraordinary meeting is given by means of three notices which must be published in a newspaper of our corporate domicile (currently Santiago) or in the Official Gazette in a prescribed manner, and the first notice must be published not less than 15 days nor more than 20 days in advance of the scheduled meeting. Notice must also be mailed 15 days in advance to each shareholder and given to the Superintendency of Banks and the Santiago, Valparaiso and Electronic Stock Exchanges. Currently, we publish our official notices in the Mercurio newspaper of Santiago.

The quorum for a shareholders’ meeting is established by the presence, in person or by proxy, of shareholders representing at least an absolute majority of the issued shares; if a quorum is not present at the first meeting, the meeting can be reconvened (in accordance with the procedures described in the previous paragraph) and, upon the meeting being reconvened, shareholders present at the reconvened meeting are deemed to constitute a quorum regardless of the percentage of the shares represented. The shareholders’ meetings pass resolutions by the affirmative vote of an absolute majority of those voting shares present or represented at the meeting. The vote required at any shareholders’ meeting to approve any of the following actions, however, is a two-thirds majority of the issued shares:

•	a change in corporate form, spin-off or merger,

•	early dissolution of the company,

•	a change in corporate domicile,

•	a decrease of corporate capital previous approval by the SBIF,

•	a modification of the powers exercisable through the shareholders’ meetings or limitations on the powers of our board of directors,

•	the transfer of 50.0% or more of the corporate assets, regardless of whether it includes liabilities, or the formation or amendment of any business plan that contemplates the transfer of 50.0% or more of the corporate assets,

•	any non-cash distribution in respect of the shares,

•	the approval of material related-party transactions when requested by shareholders representing at least 5.0% of the issued and outstanding shares with right to vote, or

•	the decision to distribute less than 30.0% of the net profits of any given year as dividends.

Shareholders may accumulate their votes for the election of directors and cast the same in favor of one person.

In general, Chilean law does not require a Chilean open stock corporation to provide the level and type of information that U.S. securities laws require a reporting company to provide to its shareholders in connection with a solicitation of proxies. However, shareholders are entitled to examine the books of the company within the 15-day period before the ordinary annual meeting. Under Chilean law, a notice of a shareholders’ meeting listing matters to be addressed at the meeting must be mailed not fewer than 15 days prior to the date of such meeting, and, in cases of an ordinary annual meeting, shareholders holding a prescribed minimum investment must be sent an Annual Report of the company’s activities which includes audited financial statements. Shareholders who do not fall into this category but who request it must also be sent a copy of the company’s Annual Report. In addition to these requirements, we regularly provide, and management currently intends to continue to provide, together with the notice of shareholders’ meeting, a proposal for the final annual dividend.

The Chilean Corporations Law provides that whenever shareholders representing 10.0% or more of the issued voting shares so request, a Chilean company’s Annual Report must include, in addition to the materials provided by the board of directors to shareholders, such shareholders’ comments and proposals in relation to the company’s affairs. Similarly, the Chilean Corporations Law provides that whenever the board of directors of an open stock corporation convenes an ordinary meeting of the shareholders and solicits proxies for that meeting, or distributes information supporting its decisions, or other similar material, it is obligated to include as an annex to its Annual Report any pertinent comments and proposals that may have been made by shareholders owning 10.0% or more of the company’s voting shares who have requested that such comments and proposals be so included.

Only shareholders registered as such with us on the fifth calendar day prior to the date of a meeting are entitled to attend and vote their shares. A shareholder may appoint another individual (who need not be a shareholder) as his proxy to attend and vote on his behalf. Every shareholder entitled to attend and vote at a shareholders’ meeting has one vote for every share subscribed.

Capitalization

Under Chilean law, the shareholders of a company, acting at an extraordinary shareholders’ meeting, have the power to authorize an increase in such company’s capital. When an investor subscribes for issued shares, the shares are registered in such investor’s name, even if not paid for, and the investor is treated as a shareholder for all purposes except with regard to receipt of dividends and the return of capital; provided that the shareholders may, by amending the By-laws, also grant the right to receive dividends or distributions of capital. The investor becomes eligible to receive dividends and returns of capital once it has paid for the shares (if it has paid for only a portion of such shares, it is entitled to reserve a corresponding pro-rata portion of the dividends declared and/or returns of capital with respect to such shares unless the company’s By-laws provide otherwise). If an investor does not pay for shares for which it has subscribed on or prior to the date agreed upon for payment, the company is entitled under Chilean law to auction the shares on the stock exchange and collect the difference, if any, between the subscription price and the auction proceeds. However, until such shares are sold at auction, the subscriber continues to exercise all the rights of a shareholder (except the right to receive dividends and return of capital). In the case of banks, authorized shares and issued shares which have not been paid for within the period fixed for their payment by the Superintendency of Banks are cancelled and are no longer available for issuance by the company.

Article 22 of Chilean Corporations Law states that the purchaser of shares of a company implicitly accepts its By-laws and any agreements adopted at shareholders’ meetings.

Approval of Financial Statements

Our board of directors is required to submit our audited financial statements to the shareholders annually for their approval. The approval or rejection of such financial statements is entirely within our shareholders’ discretion. If our shareholders reject our financial statements, our board of directors must submit new financial statements not later than 60 days from the date of such rejection. If our shareholders reject our new financial statements, our entire board of directors is deemed removed from office and a new board of directors is elected at the same meeting. Directors who individually approved such rejected financial statements are disqualified for re-election for the ensuing period.

Registrations and Transfers

We act as our own registrar and transfer agent, as is customary among Chilean companies. In the case of jointly owned shares, an attorney-in-fact must be appointed to represent the joint owners in dealings with us.

Dividend, Liquidation and Appraisal Rights

Under the Chilean Corporations Law, Chilean companies are generally required to distribute at least 30.0% of their earnings as dividends. However, under the General Banking Law, banks are permitted to distribute less than such minimum amount in any given year if holders of at least two-thirds of the bank’s common stock so determine. In the event of any loss of capital or of the legal reserve, no dividends can be distributed so long as such loss is not recovered. Also, no dividends of a bank above the legal minimum can be distributed if doing so would result in the bank exceeding its indebtedness ratio or its lending limits.

Dividends that are declared but not paid by the date set for payment at the time of declaration are adjusted from the date set for payment to the date such dividends are actually paid, and they accrue interest. The right to receive a dividend lapses if it is not claimed within five years from the date the dividend is payable.

We may declare a dividend in cash or in shares. When a share dividend is declared above the legal minimum (which minimum must be paid in cash), our shareholders must be given the option to elect to receive cash. Our ADS holders may, in the absence of an effective registration statement under the Securities Act or an available exemption from the registration requirement thereunder, effectively be required to receive a dividend in cash. See “—Preemptive Rights and Increases of Share Capital.”

The right to receive any declared dividend expires after five years, after which time the entitlement to perceive such dividend is passed on to the National Firemen Corps of Chile.

In the event of our liquidation, the holders of fully paid shares would participate equally and ratably, in proportion to the number of paid-in shares held by them, in the assets available after payment of all creditors.

In accordance with the General Banking Law, our shareholders would have no appraisal rights in the event of a business combination or otherwise.

Ownership Restrictions

Under Article 12 of the Chilean Securities Market Law and the regulations of the Superintendency of Banks, shareholders of open stock corporations are required to report the following to the Superintendency of Securities and Insurance and the Chilean stock exchanges:

•	Any direct or indirect acquisition or sale of shares that results in the holder’s acquiring or disposing, directly or indirectly, of 10.0% or more of an open stock corporation’s share capital, and

•	any direct or indirect acquisition or sale of shares or options to buy or sell shares, in any amount, if made by a holder of 10.0% or more of an open stock corporation’s capital or if made by a director, liquidator, main officer, general manager or manager of such corporation.

In addition, majority shareholders must include in their report whether their purpose is to acquire control of the company or if they are making a financial investment. A beneficial owner of ADSs representing 10.0% or more of our share capital will be subject to these reporting requirements under Chilean law.

Under Article 54 of the Chilean Securities Market Law and the regulations of the Superintendency of Securities and Insurance, persons or entities intending to acquire control, directly or indirectly, of an open stock corporation, regardless of the acquisition vehicle or procedure, and including acquisitions made through direct subscriptions or private transactions, are also required to inform the public of such acquisition at least 10 business days before the date on which the transaction is to be completed, but in any case, as soon as negotiations regarding the change of control begin (i.e., when information and documents concerning the target are delivered to the potential acquiror) through a filing with the Superintendency of Securities and Insurance, the stock exchanges and the companies controlled by and that control the target and through a notice published in two Chilean newspapers, which notice must disclose, among other information, the person or entity purchasing or selling and the price and conditions of any negotiations.

Prior to such publication, a written communication to such effect must be sent to the target corporation, to the controlling corporation, to the corporations controlled by the target corporation, to the Superintendency of Securities and Insurance, and to the Chilean stock exchanges on which the securities are listed.

In addition to the foregoing, Article 54 A of the Chilean Securities Market Law requires that within two business days of the completion of the transactions pursuant to which a person has acquired control of a publicly traded company, a notice shall be published in the same newspapers in which the notice referred to above was published and notices shall be sent to the same persons mentioned in the preceding paragraphs.

The provisions of the aforementioned articles do not apply whenever the acquisition is being made through a tender or exchange offer.

Title XXV of the Chilean Securities Market Law on tender offers and the regulations of the Superintendency of Securities and Insurance provides that the following transactions shall be carried out through a tender offer:

•	an offer which allows a person to take control of a publicly traded company, unless the shares are being sold by a controlling shareholder of such company at a price in cash which is not substantially higher than the market price and the shares of such company are actively traded on a stock exchange,

•	an offer for all the outstanding shares of a publicly traded company upon acquiring two thirds or more of its voting shares (this offer must be made at a price not lower than the price at which appraisal rights may be exercised, that is, book value if the shares of the company are not actively traded or, if the shares of the company are actively traded, the weighted average price at which the stock has been traded during the two months immediately preceding the acquisition), and

•	an offer for a controlling percentage of the shares of a listed operating company if such person intends to take control of the company (whether listed or not) controlling such operating company, to the extent that the operating company represents 75.0% or more of the consolidated net worth of the holding company.

Article 200 of the Chilean Securities Market Law prohibits any shareholder that has taken control of a publicly traded company to acquire, for a period of 12 months from the date of the transaction that granted it control of the publicly traded company, a number of shares equal to or higher than 3.0% of the outstanding issued shares of the target without making a tender offer at a price per share not lower than the price paid at the time of taking control. Should the acquisition from the other shareholders of the company be made on the floor of a stock exchange and on a pro rata basis, the controlling shareholder may purchase a higher percentage of shares, if so permitted by the regulations of the stock exchange.

Title XV of the Chilean Securities Market Law sets forth the basis to determine what constitutes a controlling power, a direct holding and a related party. The Chilean Securities Market Law defines control as the power of a person, or group of persons acting pursuant to a joint action agreement, to direct the majority of the votes in the shareholders meetings of the corporation, or to elect the majority of members of its board of directors, or to influence the management of the corporation significantly. Significant influence is deemed to exist in respect of the person or group holding, directly or indirectly, at least 25.0% of the voting share capital, unless:

•	another person or group of persons acting pursuant to joint action agreement, directly or indirectly, control a stake equal to or higher than the percentage controlled by such person,

•	the person or group does not control, directly or indirectly, more than 40.0% of the voting share capital and the percentage controlled is lower than the sum of the shares held by other shareholders holding more than 5.0% of the share capital, and

•	in cases where the Superintendency of Securities and Insurance has ruled otherwise, based on the distribution or atomization of the overall shareholding.

According to the Chilean Securities Market Law a joint action agreement is an agreement among two or more parties which, directly or indirectly, own shares in a corporation at the same time and whereby they agree to participate with the same interest in the management of the corporation or in taking control of the same. The law presumes that such an agreement exist between:

•	a principal and its agents,

•	spouses and relatives up to certain level of kindred,

•	entities within the same business group; and

•	an entity and its controller or any of its members.

Likewise, the Superintendency of Securities and Insurance may determine that a joint action agreement exist between two or more entities considering, among others, the number of companies in which they participate, the frequency with which they vote identically in the election of directors, appointment of managers and other resolutions passed at shareholders meetings.

According to Article 96 of the Chilean Securities Market Law a business group is a group of entities with such ties in their ownership, management or credit liabilities that it may be assumed that the economic and financial action of such members is directed by, or subordinated to, the joint interests of the group, or that there are common credit risks in the credits granted to, or securities issued by, them. According to the Chilean Securities Market Law the following entities are part of the same business group:

•	a company and its controller,

•	all the companies with a common controller and the latter,

•	all the entities that the Superintendency of Securities and Insurance declare to be part of the business group due to one or more of the following reasons:

•	a substantial part of the assets of the company is involved in the business group, whether as investments in securities, equity rights, loans or guaranties,

•	the company has a significant level of indebtedness and that the business group has a material participation as a lender or guarantor,

•	when the controller is a group of entities, that the company is a member of a controller of the entities mentioned in the first two bullets above and there are grounds to include it in the business group,

•	when the controller is a group of entities, that the company is controlled by a member of the controlling group and there are grounds to include it in the business group.

Article 36 of the General Banking Law states that as a matter of public policy, no person or company may acquire, directly or indirectly, more than 10.0% of the shares of a bank without the prior authorization of the Superintendency of Banks, which may not be unreasonably withheld. The prohibition would also apply to beneficial owners of ADSs. In the absence of such authorization, any person or group of persons acting in concert would not be permitted to exercise voting rights with respect to the shares or ADSs acquired. In determining whether or not to issue such an authorization, the Superintendency of Banks considers a number of factors enumerated in the General Banking Law, including the financial stability of the purchasing party.

Article 35 bis of the General Banking Law requires the prior authorization of the Superintendency of Banks for:

•	the merger of two or more banks,

•	the acquisition of all or a substantial portion of a bank’s assets and liabilities by another bank,

•	the control by the same person, or controlling group, of two or more banks, or

•	a substantial increase in the share ownership by a controlling shareholder of a bank.

Such prior authorization is required solely when the acquiring bank or the resulting group of banks would own a significant market share in loans, defined by the Superintendency of Banks to be more than 15.0% of all loans in the Chilean banking system. The intended purchase may be denied by the Superintendency of Banks; alternatively the purchase may be conditioned on one or more of the following:

•	that the bank or banks maintain an effective equity higher than 8.0% and up to 14.0% of their risk weighted assets,

•	that the technical reserve established in Article 65 of the General Banking Law be applicable when deposits exceed one and a half times the resulting bank’s paid-in capital and reserves, or

•	that the margin for interbank loans be diminished to 20.0% of resulting bank’s effective equity.

According to the General Banking Law a bank may not grant loans to related parties on more favorable terms than those generally offered to non-related parties. Article 84 No. 2 of the General Banking Law and the regulations issued by the Superintendency of Banks create the presumption that natural persons who are holders of shares and who beneficially own more than 1.0% of the shares are related to the bank and imposes certain restrictions on the amounts and terms of loans made by banks to related parties. This presumption would also apply to beneficial owners of ADSs representing more than 1.0% of the shares. Finally, according to the regulations of the Superintendency of Banks, Chilean banks that issue ADSs are required to inform the Superintendency of Banks if any person, directly or indirectly, acquires ADRs representing 5.0% or more of the total amount of shares of capital stock issued by such bank.

Article 16 bis is of the General Banking Law provides that the individuals or legal entities which, individually or with other people, directly control a bank and who individually own more than 10.0% of its shares shall send to the Superintendency of Banks reliable information on their financial situation in the form and in the opportunity set forth in Resolution No 3,156 of the Superintendency of Banks.

Preemptive Rights and Increases of Share Capital

The Chilean Corporations Law provides that whenever a Chilean company issues new shares for cash, it must offer its existing shareholders the right to purchase a sufficient number of shares to maintain their existing ownership percentages in the company. Pursuant to this requirement, preemptive rights in connection with any future issue of shares will be offered by us to the depositary as the registered owner of the shares underlying the ADSs. However, the depositary will not be able to make such preemptive rights available to holders of ADSs unless a registration statement under the Securities Act is effective with respect to the underlying shares or an exemption from the registration requirements thereunder is available.

We intend to evaluate, at the time of any preemptive rights offering, the practicality under Chilean law and Central Bank regulations in effect at the time of making such rights available to our ADS holders, as well as the costs and potential liabilities associated with registration of such rights and the related shares of common stock under the Securities Act, and the indirect benefits to us of thereby enabling the exercise by all or certain holders of ADSs of their preemptive rights and any other factors we consider appropriate at the time, and then to make a decision as to whether to file such registration statement. We cannot assure you that any registration statement would be filed. If we do not file a registration statement and no exemption from the registration requirements under the Securities Act is available, the depositary will sell such holders’ preemptive rights and distribute the proceeds thereof if a premium can be recognized over the cost of such sale. In the event that the depositary is not able, or determines that it is not feasible, to sell such rights at a premium over the cost of any such sale, all or certain holders of ADSs may receive no value for such rights. Non-U.S. holders of ADSs may be able to exercise their preemptive rights regardless of whether a registration statement is filed. The inability of all or certain holders of ADSs to exercise preemptive rights in respect of shares of common stock underlying such ADSs could result in such holders not maintaining their percentage ownership of the common stock following such preemptive rights offering unless such holder made additional market purchases of ADSs or shares of common stock.

Under Chilean law, preemptive rights are exercisable or freely transferable by shareholders during a period that cannot be less than 30 days following the grant of such rights. During such period, and for an additional 30-day period thereafter, a Chilean company is not permitted to offer any unsubscribed shares for sale to third parties on terms which are more favorable than those offered to its shareholders. At the end of such additional 30-day period, a Chilean open stock corporation is authorized to sell unsubscribed shares to third parties on any terms, provided they are sold on a Chilean stock exchange. Unsubscribed shares that are not sold on a Chilean stock exchange can be sold to third parties only on terms no more favorable for the purchaser than those offered to shareholders.

Amendment of Santander-Chile By-laws

At the Santiago extraordinary shareholder meeting in which shareholders approved the merger, holders of Santiago stock also approved the amendment of Santiago’s By-laws in order to give effect to the terms and conditions set forth in the plan of merger. Holders of former Santiago stock were also be asked to approve other amendments to the By-Laws. The proposed amendments seek to harmonize the former Santiago By-laws with those of Old Santander-Chile and to reflect current market practice relating to the corporate governance of banking institutions in Chile. The most significant changes to former Santiago’s bylaws were:

•	Increase of Capital Stock: According to Santiago’s By-laws, Santiago’s capital stock consisted of 98,934,216,567 ordinary shares. On June 18, 2002, 98,934,216,567 ordinary shares of Santiago and 8,434,687 Santiago ADSs were issued and outstanding. To complete the merger, 89,511,910,227 Santiago shares were required to be issued to holders of Old Santander-Chile ordinary shares and ADSs.

•	Election of alternate directors: the election of the principal directors is held separately from that of the alternate directors.

•	Board of directors vacancies: under the amendment, the replacements chosen by the board of directors may be re-elected or confirmed in the next shareholders’ meeting, without being necessary the election of a new board of directors.

•	Board of directors’ meetings: under the amendment, if voting of a resolution by the board of directors result in a tie, the Chairman will cast the deciding vote.

•	Voluntary liquidation: under the amendment, the shareholders’ committee appointed in the event of a voluntary liquidation will consist of three members whose remuneration will be fixed by the board of directors.

•	Change of name: change in name of Santiago to “Banco Santander-Chile”.

C. Material Contracts

In December 2002, we signed and registered a European Medium Term Note program for US$ 300 million. Under this program we will be able to issue debt instruments in the European and U.S. markets pursuant to Rule 144A, financial instruments in a wide variety of currencies and maturities with fixed or floating rates. The program also allows us to issue subordinated and senior bonds, as well as certificates of deposit. This program will be listed on the Luxembourg Stock Exchange. Standard & Poor’s and Fitch rated the non-subordinated bonds of this program A-. The subordinated bonds of this program were rated A- by Standard & Poor’s and BBB+ by Fitch. These ratings are subject to revision each time we perform an issue under the program. The Arranger of this program was Santander Central Hispano and the dealers are Salomon Smith Barney, Dresdner Kleinwort Aktiengesellschaft, JP Morgan Securities, Merrill Lynch International, Banco Santander Central Hispano and Santander Investment Limited. We have not yet issued debt instruments under this program.

On June 30, 2000, we entered into a long-term contract with IBM for the operation of certain of our systems. On October 15, 2002, this contract was amended as a result of the merger. IBM will provide us with information technology services and hardware infrastructure to run our core transactional systems. We signed a contract with IBM for such activities which expires 2012, pursuant to which aggregate payments are expected to total US$71 million over the life of the contract.

D. Exchange Controls

The Central Bank is responsible for, among other things, monetary policies and exchange controls in Chile. Appropriate registration of a foreign investment in Chile grants the investor access to the Formal Exchange Market. See “Item 3A: Selected Financial Data—Exchange Rates.” Foreign investments can be registered with the Foreign Investment Committee under Decree Law No, 600 or can be registered with the Central Bank under the Central Bank Act. The Central Bank Act is an organic constitutional law requiring a “special majority” vote of the Chilean Congress to be modified. On April 18, 2001 the Central Bank of Chile eliminated all exchange controls and a new Compendium of Foreign Exchange Regulations was published and made effective April 19, 2001. In summary this signified:

1.	The elimination of the requirement to seek authorization before executing capital inflows related to foreign loans, investments, capital increases, bonds and ADRs.

2.	Elimination of the requirement to seek authorization before executing capital outflows related to returns of capital, dividends and other benefits stemming from capital investments, as well as foreign debt prepayments.

3.	Elimination of the requirement to seek authorization before executing capital inflows related to the repatriation of capital, profits and other benefits stemming from investments abroad made by resident investors.

4.	Elimination of the encaje, or one-year reserve requirement. Although the encaje had been reduced to 0% before, the restriction still existed, allowing the Central Bank to raise it again. Pursuant to the Compendium of Foreign Exchange Regulations, foreign investors acquiring shares or securities in Chile after July 4, 1995 were required to maintain a mandatory reserve (encaje) for one year in the form of a U.S.

dollar deposit with the Central Bank, in a non interest bearing account, in an amount equal to 30% of the amount of the proposed investment. On June 26, 1998, the encaje was reduced to 10%, and on September 17, 1998, it was reduced to 0%.

5.	The elimination of a minimum risk rating requirement for Chilean companies to place bonds abroad.

6.	The elimination of restrictions regarding the currency denomination of bond placements and loans.

7.	The elimination of the restrictions to place ADRs (up to now, Chilean companies could only place ADRs through capital increases).

Previously, Chilean law required that holders of shares of Chilean companies who are not residents of Chile to mandatorily register as foreign investors under one of the foreign investment regimes contemplated by Chilean law in order to have dividends, sale proceeds or other amounts with respect to their shares remitted outside Chile through the Formal Exchange Market. Under the Foreign Investment Contract (as defined herein), the Depositary, on behalf of ADS holders, is granted access to the Formal Exchange Market to convert cash dividends from Chilean pesos to U.S. dollars and to pay such U.S. dollars to ADS holders outside Chile, net of taxes, and no separate registration by ADR holders is required. As of April 19, 2001 the Central Bank deregulated the Exchange Market, eliminating the need to obtain approval from the Central Bank in order to remit dividends, but at the same time this eliminated the possibility of guaranteeing access to the Formal Exchange Market. It is important to point out that this does not affect the current Foreign Investment Contract which was signed prior to April 19, 2001 and still permits access to the Formal Exchange Market based on the prior approval of the Central Bank. Therefore the holders of ADRs of Santander-Chile are still subject to the Foreign Investment Contract, its clauses referring to the prior exchange rules including the now extinct Chapter XXVI of the Compedium.

E. Taxation

The following is a summary of certain Chilean tax consequences of the ownership of shares of Santander-Chile’s common stock or of ADSs evidenced by ADRs by Foreign Holders (as defined herein). The summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase, own or dispose of shares or ADSs and does not purport to deal with the tax consequences applicable to all categories of investors, some of whom may be subject to special rules. Holders of shares or ADSs are advised to consult their own tax advisors concerning the Chilean and other tax consequences of the ownership of shares or of ADSs evidenced by ADRs.

The description of Chilean tax laws set forth below is based on Chilean laws in force as of the date of this Annual Report and is subject to any changes in such laws occurring after the date of this Annual Report. These changes can be made on a retroactive basis.

Chilean tax law provides for the tax rates applicable to foreign investors, the computation of taxable income for Chilean purposes and the manner in which Chilean tax may not be assessed retroactively against taxpayers who act in good faith relying on tax rulings, regulations and interpretations. However, Chilean tax authorities may change said rulings, regulations and interpretations prospectively. There is no income tax treaty in force between Chile and the United States.

As used herein, the term “Foreign Holder” means either (i) in the case of an individual, a person who is not a resident in Chile (for purposes of Chilean taxation, an individual holder is resident in Chile if he or she has resided in Chile for more than six months in one calendar year, or a total of more than six months in two consecutive fiscal years); or (ii) in the case of a legal entity, a legal entity that is not organized under the laws of Chile, unless the shares of Santander-Chile’s common stock or ADSs are assigned to a branch, agent, representative or permanent establishment of such entity in Chile.

Taxation of Dividends

Cash dividends paid by Santander-Chile with respect to shares of its common stock, including shares represented by ADSs which are held by a Foreign Holder, will be subject to a 35% Chilean withholding tax, which is withheld and paid over by Santander-Chile (the “Withholding Tax”). If Santander-Chile has paid corporate income tax (the “First Category Tax”) on the income from which the dividend is paid, a credit for the First Category Tax effectively reduces the rate of Withholding Tax. When a credit is available, the Withholding Tax is computed by applying the 35% rate to the pre tax amount needed to fund the dividend and then subtracting from the tentative withholding tax so determined the amount of First Category Tax actually paid on the pre tax income. For purposes of determining the rate at which First Category Tax was paid, dividends are treated as paid from Santander-Chile’s oldest retained earnings. The effective Withholding Tax rate, after giving effect to the credit for First Category Tax, generally is:

(Withholding Tax rate) - (First Category Tax effective rate)

1 - (First Category Tax effective rate)

The effective rate of Withholding Tax to be imposed on dividends paid by Santander-Chile will vary depending upon the amount of First Category Tax paid by Santander-Chile on the earnings to which the dividends are attributed. The effective rate for dividends attributed to earnings from 1991 until 2001 for which the First Category Tax is 15%, generally was 23.5%. Presently, the first category tax rate is 16.0%; it will be 16.5% during 2003 and 17.0% from 2004 onwards.

Dividends distributions made in property would be subject to the same Chilean tax rules as cash dividends. Stock dividends are not subject to Chilean taxation. The distributions of preemptive rights relating to shares of common stock will not be subject to Chilean taxation.

Taxation of Capital Gains

Gain realized on the sale, exchange or other disposition by a foreign holder of ADSs (or ADRs evidencing ADSs) will not be subject to Chilean taxation, provided that such disposition occurs outside Chile or that it is performed under the rules of Title XXIV of the Chilean Securities Market Law, as amended by Law No. 19,601, dated January 18, 1999. The deposit and withdrawal of shares of common stock in exchange for ADRs will not be subject to any Chilean taxes.

Gain recognized on a sale or exchange of shares of common stock (as distinguished from sales or exchanges of ADSs representing such shares of common stock) by a foreign holder will be subject to both the first category tax and the Chilean withholding tax (the former being creditable against the latter) if (1) the foreign holder has held such shares of common stock for less than one year since exchanging ADSs for the shares of common stock, (2) the foreign holder acquired and disposed of the shares of common stock in the ordinary course of its business or as a regular trader of stock or (3) the sale is made to a company in which the foreign holder holds an interest (10.0% or more of the shares in the case of open stock corporations). In all other cases, gain on the disposition of shares of common stock will be subject only to the first category tax levied as a sole tax. However, if it is impossible to determine the taxable capital gain, a 5.0% withholding will be imposed on the total amount to be remitted abroad without any deductions as a provisional payment of the total tax due.

The tax basis of shares of common stock received in exchange for ADSs will be the acquisition value of such shares. The valuation procedure set forth in the deposit agreement, which values shares of common stock that are being exchanged at the highest price at which they trade on the Santiago Stock Exchange on the date of the exchange, generally will determine the acquisition value for this purpose. Consequently, the conversion of ADSs into shares of common stock and sale of such shares of common stock for the value established under the deposit agreement will not generate a capital gain subject to taxation in Chile.

The distribution and exercise of preemptive rights relating to the shares of common stock will not be subject to Chilean taxation. Amounts received in exchange for the shares or assignment of preemptive rights relating to the shares will be subject to both the first category tax and the Chilean withholding tax (the former being creditable against the latter to the extent described above).

The Chilean Internal Revenue Service has not enacted any rule nor issued any ruling about the applicability of the following norms to the foreign holders of ADRs.

Pursuant to legislation enacted on July 29, 1998, Law No. 19,578 any taxpayer which during the tax years 1999 through 2002, inclusive, obtains a gain in the sale, through a Chilean stock exchange, of shares of publicly traded corporations that are significantly traded in stock exchanges at the time of their acquisition may elect to declare, and to pay, for such capital gain, either (a) the first category tax as a sole tax, or (b) in the case of foreign holders, at a rate of 35.0%, provided that such acquisition has occurred in a Chilean stock exchange when such shares were not newly issued at the time of their acquisition. This option is not available if the sale of shares is made to a company in which the seller holds an interest.

An amendment to the Chilean Income Tax Law, Law No. 19,738 published on June 19, 2001 established an exemption for the payment of income tax by foreign institutional investors, such as mutual funds, pension funds and others, that obtain capital gains in the sales through a Chilean stock exchange, a tender offer or any other system authorized by the Superintendency of Securities and Insurance, of shares of publicly traded corporations that are significantly traded in stock exchanges.

A foreign institutional investor is an entity that is either:

•	a fund that makes public offers of its shares in a country which public debt has been rated investment grade by an international risk classification agency qualified by the Superintendency of Securities and Insurance;

•	a fund that is registered with a regulatory entity of a country which public debt has been rated investment grade by an international risk classification agency qualified by the Superintendency of Securities and Insurance, provided that the investments in Chile, including securities issued abroad that represent Chilean securities, held by the fund represent less than 30.0% of its share value;

•	a fund that holds investments in Chile that represent less than 30.0% of its share value, provided that it proves that no more that 10.0% of its share value is directly or indirectly owned by Chilean residents;

•	pension fund that is exclusively formed by individuals that receive their pensions on account of capital accumulated in the fund;

•	a fund regulated by Law No. 18,657, or the Foreign Capital Investment Funds Law, in which case all holders of its shares must reside abroad or be qualified as local institutional investors; or

•	another kind of institutional foreign investor that complies with the characteristics defined by a regulation with the prior report of the Superintendency of Securities and Insurance and the Chilean Internal Revenue Service.

In order to be entitled to the exemption, foreign institutional investors, during the time in which they operate in Chile, must:

•	be organized abroad and not be domiciled in Chile;

•	not participate, directly or indirectly, in the control of the issuers of the securities in which it invests and not hold, directly or indirectly, 10.0% or more of such companies’ capital or profits;

•	execute an agreement in writing with a Chilean bank or securities broker in which the intermediary is responsible for the execution of purchase and sale orders and for the verification, at the time of the respective remittance, that such remittances relate to capital gains that are exempt from income tax in Chile or, if they are subject to income tax, that the applicable withholdings have been made; and

•	register in a special registry with the Chilean Internal Revenue Service.

Pursuant to a recently enacted amendment to the Chilean Income Tax Law published on November 7, 2001 (Law No. 19,768), the sale and disposition of shares of Chilean public corporations which are significantly traded on stock exchanges is exempted from Chilean taxes on capital gains if the sale or disposition was made:

•	on a local stock exchange or any other stock exchange authorized by the Superintendency of Securities and Insurance or in a tender offer process according to Title XXV of the Chilean Securities Market Law, so long as the shares (a) were purchased on a public stock exchange or in a tender offer process pursuant to Title XXV of the Chilean Securities Market Law, (b) are newly issued shares issued in a capital increase of the corporation, or (c) were the result of the exchange of convertible bonds (in which case the option price is considered to be the price of the shares). In this case, gains exempted from Chilean taxes shall be calculated using the criteria set forth in the Chilean Income Tax Law; or

•	within 90 days after the shares would have ceased to be significantly traded on stock exchange. In such case, the gains exempted from Chilean taxes on capital gains will be up to the average price per share of the last 90 days. Any gains above the average price will be subject to the first category tax.

In the case where the sale of the shares is made on a day that is different than the date in which the exchange is recorded, capital gains subject to taxation in Chile may be generated. On October 1, 1999, the Chilean Internal Revenue Service issued Ruling No. 3708 whereby it allowed Chilean issuers of ADSs to amend the deposit agreements to which they are parties in order to include a clause that states that, in the case that the exchanged shares are sold by the ADSs’ holders in a Chilean Stock Exchange, either on the same day in which the exchange is recorded in the shareholders’ registry of the issuer or within the two prior business days to such date, the acquisition price of such exchanged shares shall be the price registered in the invoice issued by the stock broker that participated in the sale transaction. Consequently, should we include this clause in the deposit agreement, the capital gain that may be generated if the exchange date is different than the date in which the shares received in exchange for ADSs were sold, will not be subject to taxation.

Other Chilean Taxes

No Chilean inheritance, gift or succession taxes apply to the transfer or disposition of the ADS by a Foreign Holder, but such taxes generally will apply to the transfer at death or by gift of shares of Santander-Chile’s common stock by a Foreign Holder. No Chilean stamp, issue, registration or similar taxes or duties apply to Foreign Holders of shares or ADSs.

Withholding Tax Certificates

Upon request, Santander-Chile will provide to foreign holders appropriate documentation evidencing the payment of Chilean withholding taxes.

Dividends payable to holders of ADSs are net of foreign currency conversion expenses of the Depositary and will be subject to the Chilean withholding tax currently at the rate of 35% (subject to credits in certain cases as described above). Owners of the ADSs will not be charged any dividend remittance fees by the Depositary with respect to cash or stock dividends.

U.S. Federal Income Tax Considerations

The following is a discussion of material U.S. federal income tax consequences of purchasing, owning and disposing of shares or ADSs, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to acquire such securities. The discussion applies only if you hold shares or ADSs as capital assets for tax purposes and it does not address special classes of holders, such as:

•	certain financial institutions;

•	insurance companies;

•	dealers and traders in securities or foreign currencies;

•	persons holding shares or ADSs as part of a hedge, straddle or conversion transaction;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•	persons liable for the alternative minimum tax;

•	tax-exempt organizations;

•	persons holding shares or ADSs that own or are deemed to own more than ten percent of any class of our stock; or

•	persons who acquired our ADSs or shares pursuant to the exercise of any employee stock option or otherwise as compensation.

This discussion is based on the Internal Revenue Code of 1986, as amended, administrative pronouncements, judicial decision and final, temporary and proposed Treasury regulations, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. It is also based in part on representations by the Depositary and assumes that each obligation under the Deposit Agreement and any related agreement will be performed in accordance with its terms. Please consult your own tax advisers concerning the U.S. federal, state, local and foreign tax consequences of purchasing, owning and disposing of shares or ADSs in your particular circumstances.

The discussion below applies to you only if you are a beneficial owner of shares or ADSs and are, for U.S. federal tax purposes:

•	a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

In general, if you hold ADSs, you will be treated as the holder of the underlying shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if you exchange ADSs for the underlying shares represented by those ADSs.

The U.S. Treasury has expressed concerns that parties to whom ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits for United States holders of ADSs. Accordingly, the analysis of the creditability of Chilean taxes described below could be affected by future actions that may be taken by the U.S. Treasury.

Taxation of Distributions

Distributions paid on ADSs or shares, other than certain pro rata distributions of common shares, will be treated as a dividend to the extent paid out of current or accumulated earnings and profits (as determined under United States federal income tax principles). Under recently enacted legislation, dividends received by noncorporate U.S. Holders on ADSs or shares may be subject to U.S. federal income tax at lower rates than other types of ordinary income if certain conditions are met. You should consult your own tax advisers regarding the implications of this new legislation in your particular circumstances. The amount of the dividend will include any amounts withheld by us or our paying agent in respect of Chilean taxes. The amount of the dividend will be treated as foreign source dividend income to you and will not be eligible for the dividends received deduction generally allowed to U.S. corporations under the Code. Such dividends will constitute passive income for foreign tax credit purposes.

Dividends paid in Chilean pesos will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of your (or in the case of ADSs, the depositary’s) receipt of the dividend, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. You may have foreign currency gain or loss if you do not convert the amount of such dividend into U.S. dollars on the date of its receipt.

Chilean taxes withheld from cash dividends on shares or ADSs will be creditable against your U.S. federal income tax liability, subject to applicable limitations that may vary depending upon your circumstances. Instead of claiming a credit, you may, at your election, deduct such Chilean taxes in computing your taxable income, subject to generally applicable limitations under U.S. law. You should consult your own tax advisers to determine whether you are subject to any special rules that limit your ability to make effective use of foreign tax credits.

Sale and Other Disposition of Shares or ADSs

For U.S. federal income tax purposes, gain or loss you realize on the sale or other disposition of shares or ADSs will be capital gain or loss, and will be long-term capital gain or loss if you held the shares or ADSs for more than one year. The amount of your gain or loss will be equal to the difference between your tax basis in the shares or ADSs disposed of and the amount realized on the disposition. Such gain or loss will generally be U.S. source gain or loss for foreign tax credit purposes. Consequently, any Chilean taxes imposed on gain from shares or ADSs (except for ADSs that are disposed of outside of Chile) may not be creditable against your U.S. federal income tax liability.

Passive Foreign Investment Company Rules

Based on proposed Treasury regulations, which are proposed to be effective for taxable years after December 31, 1994, we believe that we will not be considered a “passive foreign investment company” (“PFIC”) for United States federal income tax purposes for 2002. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among others, less than 25 percent owned equity investments) from time to time, there can be no assurance that we will not be considered a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which you held an ADS or a share, certain adverse consequences could apply to you.

If we are treated as a PFIC for any taxable year, gain recognized by you on a sale or other disposition of an ADS or share would be allocated ratably over your holding period for the ADS or share. The amounts allocated to the taxable year of the sale or other exchange and to any year before the Company became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the amount allocated to such taxable year. Further, any distribution in respect of ADSs or shares in excess of 125 percent of the average of the annual distributions on ADSs or shares received by you during the preceding three years or your holding period, whichever if shorter, would be subject to taxation as described above. Certain elections may be available (including a mark to market election) to you that may mitigate the adverse consequences resulting from PFIC status.

Information Reporting and Backup Withholding

Payment of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and to backup withholding unless (i) you are a corporation or other exempt recipient or (ii) you provide a correct taxpayer identification number and certify that no loss of exemption from backup withholding has occurred.

The amount of any backup withholding from a payment to you will be allowed as a credit against your United States federal income tax liability and may entitle you to a refund, provided that the required information is furnished to the Internal Revenue Service.

F.    Dividends and Paying Agents

Not applicable.

G.    Statement by Experts

Not applicable.

H.    Documents on Display

The documents concerning Santander-Chile which are referred to in this Annual Report may be inspected at our offices at Bandera 140 Santiago, Chile. We are, and Santiago and Old Santander-Chile were, subject to the information reporting requirements of the Exchange Act, except that, as a foreign issuer, we are not subject to the proxy rules or the short-swing profit and disclosure rules of the Exchange Act. In accordance with these statutory requirements, we file or furnish reports and other information with the SEC. Reports and other information filed or furnished by us with the SEC may be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC’s Regional Office at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60611-2511. Copies of such material may be obtained by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the Public Reference Section by calling the SEC at 1-800-732-0330. The SEC maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports and information statements and other information regarding us. The reports and information statements and other information about us can be downloaded from the SEC’s website and can also be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

I.    Subsidiary Information

Not applicable.

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Introduction

This section describes the market risks that we are exposed to, the tools and methodology used to control these risks, the portfolios over which these market risk methods were applied and quantitative disclosure that demonstrate the level of exposure to market risk that we are assuming. At the same time this section discloses the derivative instruments that we use to hedge exposures and offered to its clients.

The principal types of risk inherent in Santander-Chile’s business are market, liquidity, operational and credit risks. The effectiveness with which we are able to manage the balance between risk and reward is a significant factor in our ability to generate long-term, stable earnings growth. Toward that end, our senior management places great emphasis on risk management.

Our relationship with Banco Santander Central Hispano has allowed us to take advantage of Banco Santander Central Hispano’s banking policies, procedures and standards, especially with respect to credit approval and risk management. Such policies and expertise have been successfully used by Banco Santander Central Hispano in the Spanish and other banking markets, and our management believes that such policies and expertise have a beneficial effect upon our operations.

Information regarding the Value at Risk (VaR) measurement and other market risk disclosure is being presented separately in this Annual Report for each of Old Santander-Chile and Santiago for the six-month period ended June 30, 2002, and for the merged bank for the twelve-month period ended December 31, 2002. This reflects each bank’s different trading portfolios and dissimilar methodologies and policies for measuring their VaR prior to the merger, and the adoption as of the effective date of the merger of the policies and standards regarding market risk of Old Santander-Chile. See “—Asset and Liability Management—Asset and Liability Committee” below.

Market Risk

Market risk is the risk of losses due to unexpected changes in interest rates, foreign exchange rates, inflation rates and other rates or prices. We are exposed to market risk mainly as a result of having engaged in the following activities:

•	trading financial instruments, which exposes us to interest rate and foreign exchange rate risk;

•	engaging in banking activities, which subjects us to interest rate risk, since a change in interest rates affected gross interest income, gross interest expense and customer behavior;

•	engaging in banking activities, which exposes us to inflation rate risk, since a change in expected inflation affected gross interest income, gross interest expense and customer behavior; and

•	investing in assets whose returns or accounts are denominated in currencies other than the Chilean peso, which subjects us to foreign exchange risk between the Chilean peso and such other currencies.

Market Risk Exposure Categories

Inflation

Although Chilean inflation has moderated in recent years, Chile has experienced high levels of inflation in the past. High levels of inflation in Chile adversely affected the Chilean economy and, at times, had an adverse effect on Old Santander-Chile’s business, financial condition and results of operations. The inflation rate declined in 1990, 1991, 1992, 1993, 1994, 1995, 1996, 1997, 1998 and 1999 to 27.3%, 18.7%, 12.7%, 12.2%, 8.9%, 8.2%, 6.6%, 6.0%, 4.7% and 2.3%, respectively. In 2000 inflation increased to 4.5% as a result of the economic recovery and the rise in international oil prices. In 2001 inflation decreased to 2.6%, reflecting the low growth rate of internal demand, the fall in international oil prices and the high unemployment rates. This situation was unchanged in 2002 in which the annual inflation rate reached 2.8%.

UF-denominated Assets and Liabilities. The “Unidad de Fomento” (UF) is revalued in monthly cycles. On every day in the period beginning the tenth day of the current month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect each day a pro rata amount of the prior calendar month’s change in the CPI. One UF was equal to Ch$15,769.92, Ch$16,262.66 and Ch$16,744.12 at December 31, 2000, 2001 and 2002, respectively. The effect of any changes in the nominal peso value of Santander-Chile’s UF-denominated assets and liabilities is reflected in its results of operations as an increase (or decrease, in the event of deflation) in interest revenue and expense, respectively.

Peso-Denominated Assets and Liabilities. Rates of interest prevailing in Chile during any period reflect in significant part the rate of inflation during the period and expectations of future inflation. At the same time the Central Bank in the first half of 2002 announced that all bonds with a maturity of up to 5 years will be denominated in nominal rates. Previously most notes with a maturity grater than one year were indexed to the UF.

Interest Rates

Interest rates earned and paid on Santander-Chile’s assets and liabilities reflected to a certain degree inflation and expectations regarding inflation as well as shifts in short-term rates related to the Central Bank’s monetary policies. The Central Bank manages short-term interest rates based on its objectives of balancing low inflation and economic growth. In the 2002 the Central Bank continued to relax monetary policy in response to sluggish internal consumption and investment growth figures accompanied by low levels of inflation and low international interest rates. In the first half of 2003 the Central Bank has not moved interest rates as these are at currently at a historic low level . As of May 2003, the interbank reference rate set by the Central Bank was set at 2.75% in nominal terms.

Foreign Exchange Fluctuations

Changes in the value of the Chilean peso against the US dollar could adversely affect the financial condition and results of operations of Santander-Chile. Santander-Chile had a policy of minimizing the effect of the fluctuation of the exchange rate on its results and balance sheet. The Chilean peso has been subject to large devaluations in the past, including a decrease of 8.5% in 2000 and 14.6% in 2001 and may be subject to significant fluctuations in the future. In 2002 the Chilean peso-US$ dollar exchange rate depreciated 8.6%. Low interest rates and the political instability in Brazil led to successive record US$ values which peaked at Ch$756.56 per dollar in October 2002. Towards the end of the year, the peso began to recover slightly and in the first five months of 2003, the peso has appreciated 1.0% against the dollar.

Asset and Liability Management

Our policy with respect to asset and liability management was to capitalize on its competitive advantages in treasury operations, maximizing its net interest revenue and return on assets and equity considering interest rate, liquidity and foreign exchange risks, while remaining within the limits provided by Chilean banking regulations. Subject to these constraints, we occasionally take mismatched positions with respect to interest rates and foreign currencies. Our asset and liability management policies were developed by the Asset and Liabilities Committee following guidelines and limits established by Banco Santander Central Hispano’s Global Risk Department and our Market Risk and Control Department.

Asset and Liability Committee

The Comité de Activos y Pasivos or the Asset and Liability Committee (the “ALCO”), following guidelines set by Santander Central Hispano’s Global Risk Department, is responsible for establishing Santander-Chile’s policies, procedures and limits with respect to market risks and monitors the overall performance in light of the risks assumed. The ALCO constantly monitors whether these policies are fulfilled. Santander-Chile’s Market Risk and

Control Department and the Finance Division carry out the day-to-day risk management of the trading and non-trading activities of Santander-Chile.

One of the first committees that was redesigned in anticipation of the merger was the Asset and Liabilities Management Committee. We have adopted the policies and standards regarding market risk of Old Santander-Chile, which mirrored the standards set by Banco Santander Central Hispano, Global Risk Department. Our asset and liability management policies are developed by the Asset and Liabilities Management Committee following guidelines and limits established by Banco Santander Central Hispano’s Global Risk Department. Prior to the merger, each bank’s Asset and Liabilities Management Committee was composed of senior members of each of Old Santander-Chile’s and Santiago’s Finance Division and their respective General Managers and Controllers. Since the merger, the composition of the Asset and Liabilities Management Committee has been modified. It now includes the Chairman of the Board, three members of the Board, the Chief Executive Officer, the Manager of the Finance Division and the Financial Controller. Senior members of Santander Chile’s Finance Division meet daily and, on a formal basis, weekly with the Asset and Liabilities Management Committee and outside consultants.

The composition of our assets, liabilities and shareholders’ equity as of December 31, 2002 by currency and term was as follows:

	December 31, 2002
	Ch$	UF	Foreign Currency	Total	Percentage
	(in millions of constant Ch$ as of December 31, 2002, except percentages)
Assets
Cash and due from banks	764,376	—	213,858	978,234	8.4%
Other assets:(1)
Less than one year	2,079,448	2,412,474	1,285,434	5,777,356	49.5%
From one to three years	350,977	1,375,205	187,470	1,913,652	16.4
More than three years	88,717	2,325,889	260,515	2,675,121	22.9
Bank premises and equipment and other	483,758	—	—	483,758	4.2
Allowance for loan losses	(167,654)	—	—	(167,654)	-1.4
Total	3,599,622	6,113,568	1,947,277	11,660,467	100
Percentage of total assets	30.9%	52.4%	16.7%	100%
Liabilities and Shareholders’ Equity
Non-interest bearing deposits	1,697,078	17,575	141,644	1,856,297	15.9%
Other liabilities:(1)
Less than one year	1,432,698	1,750,816	2,549,714	5,733,228	49.2%
From one to three years	299,162	548,058	303,131	1,150,351	9.9
More than three years	15,730	1,658,567	283,089	1,957,386	16.8
Shareholders’ equity	805,890	—	—	805,890	6.9
2002 net income	157,315	—	—	157,315	1.3
Total	4,407,873	3,975,016	3,277,578	11,660,467	100
Percentage of total liabilities and shareholders’ equity	37.8%	34.1%	28.1%	100%

(1)	Other assets include Santander-Chile’s rights under foreign exchange contracts, and other liabilities include Santander-Chile’s obligations under foreign exchange contracts. For purposes of Santander-Chile’s financial statements, Santander-Chile’s rights and obligations under foreign exchange contracts are included on a net basis.

We generally maintain more Chilean peso-denominated liabilities than Chilean peso-denominated assets and more UF-denominated assets than UF-denominated liabilities. In the context of a rising CPI, this has a positive impact on our net income by generating net income from adjustments of the UF that exceeded losses arising from price-level restatements. This effect was expected to decrease significantly if rates of inflation decrease and vice-versa.

Interest Rate Sensitivity

A key component of our asset and liability policy is the management of interest rate sensitivity. Interest rate sensitivity is the relationship between market interest rates and net interest revenue due to the maturity or repricing characteristics of interest earning assets and interest-bearing liabilities. For any given period, the pricing structure is matched when an equal amount of such assets and liabilities mature or reprice in that period. Any mismatch of interest earning assets and interest-bearing liabilities is known as a gap position. A positive gap denotes asset sensitivity and means that an increase in interest rates would have a positive effect on net interest revenue while a decrease in interest rates would have a negative effect on net interest revenue.

Our interest rate sensitivity strategy takes into account not only the rates of return and the underlying degree of risk, but also liquidity requirements, including minimum regulatory cash reserves, mandatory liquidity ratios, withdrawal and maturity of deposits, capital costs and additional demand for funds. Our maturity mismatches and positions are monitored by the ALCO and are managed within established limits.

The following table sets forth the repricing of Santander-Chile’s interest earning assets and interest-bearing liabilities as of December 31, 2002 and may not reflect interest rate gap positions at other times. In addition, variations in interest rate sensitivity may exist within the repricing periods presented due to the differing repricing dates within the period. Variations may also arise among the different currencies in which interest rate positions are held.

As the following table reflects, Santander-Chile has a negative gap in the 30 day or less bucket since 42.5% of deposits, the Bank’s main source of funding are short-term. This is an industry wide phenomenon. However, Santander-Chile’s exposure to potential changes in nominal peso interest rates are reduced by the fact that at December 31, 2002 approximately 36.3% of its interest-bearing liabilities and 29.6% of its interest earning assets had a repricing period of less than 90 days month. The majority of assets and liabilities with a maturity of 90 days or less are denominated in nominal pesos. Ninety days or more is also the most common repricing period for UF-denominated time deposits. In the case of interest earning assets and interest-bearing liabilities denominated in UF, Santander-Chile’s exposure to changes in interest rates is reduced by the fact that a significant portion of the interest rate earned or paid on such assets or liabilities is indexed to reflect the daily effect of inflation, and as a result Santander-Chile’s gap position is limited to variations in the real interest rate among such assets and liabilities. Further, substantially all of Santander-Chile’s foreign currency-denominated loans were funded by foreign currency borrowings and time deposits with comparable maturity or repricing dates. Moreover, mortgage loans which have 8 to 20-year terms were generally financed through mortgage finance bonds issued for the same terms and in the same currency.

	As of December 31, 2002
	Up to 30 days	31-60 days	61-90 days	91-180 days	181-365 days	1-3 years	Over 3 years	Total
	(in millions of constant Ch$ as of December 31, 2002, except for percentages)
Interest-earning assets:
Interbank deposits	110,045	—	—	—	—	—	—	110,045
Financial investments	569,594	244,377	58,189	253,673	352,918	684,126	336,501	2,499,378
Loans	1,213,022	567,971	256,452	654,499	555,600	1,006,594	1,240,041	5,494,179
Mortgage loans	84,460	10,876	10,947	33,443	66,912	263,227	1,115,040	1,584,905
Contingent loans	74,799	55,999	46,923	160,972	64,592	144,857	72,675	620,817
Past due loans	166,850	—	—	—	—	—	—	166,850
Total interest-earning assets	2,218,770	879,223	372,511	1,102,587	1,040,022	2,098,804	2,764,257	10,476,174

Interest-bearing liabilities:
Deposits	1,795,082	306,804	232,183	629,413	735,414	495,700	33,016	4,227,612
Central Bank borrowings	557	757	380	4,283	10,797	6,894	6,045	29,713
Repurchase agreements	486,550	181,483	16,647	24,021	5,252	8,354	7,838	730,145
Mortgage finance bonds	47,385	8,137	5,595	34,195	69,134	227,817	1,169,747	1,562,010
Other interest-bearing liabilities	116,386	10,971	4,138	192,931	329,076	273,538	672,299	1,599,339

Total interest-bearing liabilities	2,445,960	508,152	258,943	884,843	1,149,673	1,012,303	1,888,945	8,148,819

Asset/liability gap	(227,190)	371,071	113,568	217,744	(109,651)	1,086,501	875,312	2,327,355
Cumulative gap	(227,190)	143,881	257,449	475,193	365,542	1,452,043	2,327,355	—
Ratio of cumulative gap to cumulative total interest earning assets	-10.2%	4.6%	7.4%	10.4%	6.5%	18.8%	22.2%

Exchange Rate Sensitivity

The regulations of the Central Bank do not permit the difference, whether positive or negative, between a bank’s assets and liabilities denominated in foreign currencies (including assets and liabilities denominated in US dollars but payable in pesos, as well as those denominated in pesos and adjusted by the variation of the US dollars exchange rate) to exceed 20% of the bank’s paid-in capital and reserves; provided that if its assets are higher than its liabilities, it may exceed 20% in an amount equal to its allowances and reserves in foreign currency (excluding those which correspond to profits to be remitted abroad). In the years ended December 31, 2000, 2001 and 2002 the gap between foreign currency denominated assets and foreign currency denominated liabilities, including forward contracts was Ch$174,098 million, Ch$193,475 million (Ch$196,461 million on a combined basis) and Ch$11,396 million, respectively.

However, the rate of devaluation or appreciation of the peso against the US dollar was expected to have the following principal effects:

•	if Santander-Chile maintains a net asset position in US dollars and a devaluation of the peso against the dollar occurred, Santander-Chile will record a related gain, and if an appreciation of the peso occurred, Santander-Chile will record a related loss;

•	if Santander-Chile maintains a net liability position in US dollars and a devaluation of the peso against the dollar occurred, Santander-Chile will record a related loss, and if an appreciation of the peso occurred, Santander-Chile will record a related gain;

•	if the inflation rate for a period exceeded the devaluation of the peso against the US dollar during the same period, Santander-Chile will record a related gain if it has a net asset position in UFs which exceeds a net liability position in US dollars, and it will record a related loss if it has a net liability position in US dollars which exceeds a net asset position in UFs. The same effect would have occurred if there is an appreciation of the peso against the US dollar; and

•	if the inflation rate for a period were lower than the rate of devaluation of the peso against the US dollar during the same period, Santander-Chile would have recorded a related gain if it maintained a net asset position in US dollars and a net liability position in UFs and would have recorded a related loss if it had a net liability position in US dollars and a net asset position in UFs. The same effect would have occurred if there were an appreciation of the peso against the US dollar.

Santander-Chile enters into forward exchange contracts which are fundamentally of two types: (i) transactions covering two foreign currencies and (ii) transactions covering only Chilean pesos and UFs against US dollars. The first type is done for hedging purposes, such as when Santander-Chile takes a liability position in foreign currency other than the US dollar; the second type, which is carried out only in the Chilean local market, is utilized to take foreign currency positions, subject to the regulatory requirement that the forward foreign currency exposure has to be included in the maximum net foreign currency position permitted by applicable regulations.

Statistical Tools for Measuring and Managing Risk

Santander-Chile uses a variety of mathematical and statistical models, including value at risk (VaR) models, volume limits and scenario simulations to measure, monitor, report and manage market risk.

VaR Model

The VaR model is mainly used to measure interest rate risk of Santander-Chile’s local currency trading portfolio and the net foreign currency position.

All VaR measurements try to determine the distribution function for the change in value of a given portfolio, and once this distribution is known calculate a percentile linked to the confidence level required which will be equal to the VaR under those parameters. Therefore, if the distribution function of the change in value of a portfolio is known and given by f(x), where x is the random variable of the change in value of the portfolio, then the VaR for a determined level of confidence of k%, is given by the number such that:

k% = ò	¥	f(x)dx
VaR

or:

1 — k% = ò	VaR	f(x)dx
¥

As calculated by Santander-Chile, VaR is an estimate of the expected maximum loss in the market value of a given portfolio over a one-day horizon at a one-tailed 99.00% confidence interval. It is the maximum one-day loss that Santander-Chile would expect to suffer on a given portfolio 99.00% of the time, subject to certain assumptions and limitations discussed below. Conversely, it is the figure that Santander-Chile would expect to exceed only 1.0% of the time. VaR provides a single estimate of market risk that is comparable from one market risk to the other. Volatility is calculated utilizing 520 historical observations. A one-day holding period is utilized.

Santander-Chile uses VaR estimates to alert senior management whenever the statistically expected losses in its trading portfolio and net foreign currency position exceed prudent levels. Limits on VaR are used to control exposure on the local currency fixed-income trading portfolio and the net foreign currency position. Santander-Chile’s trading portfolio is mainly comprised of government bonds, mortgage finance bonds and mortgage finance bonds issued and held by Santander-Chile. The net foreign currency position includes all assets and liabilities in foreign currency (principally U.S. dollars) including forward contracts used to hedge positions. A daily VaR is calculated for the trading portfolio and the net foreign currency position. These daily VaRs are monitored and limited by three different methods: “VaR Stop”, “Loss Trigger” and “Stop Loss.”

VaR Stop. VaR Stop constitutes a mixture of risk and performance based on two fundamental parameters: the daily VaR and the monthly results from trading and the net foreign currency position.

VaR Stop = Initial VaR Stop limit—(20% * Monthly loss).

The 20% is calculated based on the assumption that the daily results are independent events and that the daily result is a proxy of the monthly result divided by the square root of 25, considering that there are, on average, 25 business days in a month. VaR Stop permits Santander-Chile not only to impose a daily VaR limit but a limit on the accumulated losses that Santander-Chile may incur in a given time period. The monthly loss or gain is the accumulated result from the marking to market of Santander-Chile’s trading portfolio during the month.

The following is an example of how VaR Stop is utilized.

Day	Daily VaR	Daily Result	Monthly Results	Year-to-Date Results	VaR Stop Limit		% Utilization
31-Jan	100	10	20	20	150		67%
1-Feb	120	—	—	20	150		80
2-Feb	110	(30)	(30)	(10)	144		76
3-Feb	130	(80)	(110)	(90)	128	(1)	102

(1)	Equal to 150—(20% * (110)).

When the initial VaR limit is surpassed, as is the case of February 3, in the example above, the Market Risk and Control Department will report this event to the Chief Executive Officer, the Finance Division and the ALCO. These results are sent on a daily basis to Santander Central Hispano’s Global Risk Department and the Finance Division. The ALCO reviews the current status of the VaR Stop limits on a weekly basis.

Loss Trigger. A loss trigger is activated when the accumulated losses in the period, both realized and unrealized, exceed the Loss Trigger limit. The VaR Stop is applicable to limit monthly losses; the Loss Trigger is an additional control over the year-to-date results produced by the trading portfolio and the net foreign currency position. Once the Loss Trigger limit is surpassed, an action plan must be established. This plan will be executed if the Stop Loss level is reached. The Market Risk and Control Department will design the control and follow-up procedures for the Loss Trigger in coordination with Santander Central Hispano’s Global Risk Department.

Stop Loss. This is defined as the maximum loss permitted. Once this level is reached, the action plan established at the Loss Trigger stage must be executed and, if necessary, the position must be closed and/or eliminated. The methodology for calculating the Stop Loss is identical to the Loss Trigger. The Stop Loss is activated when the accumulated losses in a period surpass an established amount. While the Loss Trigger is a measure for communicating an excessively risky scenario and for defining the action plan, the Stop Loss results in the elimination of the position and a limitation on the total loss.

The following is an example of how the Loss Trigger and Stop Loss is utilized.

Day	Daily VaR	Monthly Results	Year-to-Date Results	Loss Trigger	% Utilization	Stop Loss	% Utilization
31-Jan	100	20	20	(150)	—%	(200)	—%
3-Feb	130	(110)	(90)	(150)	60%	(200)	45%
4-Apr	120	(120)	(210)	(150)	140%	(200)	105%

In this case on April 4 the Loss Trigger and Stop Loss are also activated since not only has the VaR Stop limit been surpassed, but the year-to-date losses activated the Loss Trigger and Stop Loss results.

The actual loss trigger and the stop loss levels are calculated as percentages of the amount budgeted of the expected gains from Santander-Chile’s trading portfolio and its net foreign currency position.

Assumptions and Limitations of VaR Model

Santander-Chile’s VaR model assumes that changes in the market risk factors have a normal distribution and that the parameters of this joint distribution (in particular, the standard deviation of risk factor changes and the correlation between them) have been estimated accurately. The model assumes that the correlation and changes in market rates/prices included in Santander-Chile’s historical databases are independent and identically distributed random variables, and provide a good estimate of correlation and rate/price changes in the future.

Santander-Chile’s VaR methodology should be interpreted in light of the limitations of Santander-Chile’s models, which include:

•	Changes in market rates and prices may not be independent and identically distributed random variables or have a normal distribution. In particular, the normal distribution assumption may result in underestimating the probability of extreme market moves.

•	Historical data used by Santander-Chile in its VaR model may not provide the best estimate of the joint distribution of risk factor changes in the future, and any modifications in the data may be inadequate. In particular, the use of historical data may fail to capture the risk of possible extreme adverse market movements independent of the time range utilized. For example, the use of extended periods of historical data might erroneously lead to an important decrease in volatility especially after the Asian crisis. Santander-Chile typically uses 520 historical observations of market data depending on circumstances, but also monitors other ranges of market data in order to be more conservative. However, reliable historical risk factor data may not be readily available for certain instruments in Santander-Chile’s portfolio.

•	A one-day time horizon may not fully capture the market risk positions that cannot be liquidated or hedged within one day.

•	At present, Santander-Chile computes VaR at the close of business and trading positions may change substantially during the course of the trading day.

Scenario Simulations/Sensitivity Analysis

The interest rate risk of the non-trading portfolio and the net foreign currency position is measured using scenario simulations. Because of the limitation in VaR methodology, the Group uses scenario simulations to analyze the impact of extreme movements and to adopt policies and procedures in an effort to protect Santander-Chile’s capital and results against such contingencies. Santander-Chile’s non-trading portfolio is comprised of all positions not included in the trading portfolio. Santander-Chile’s net foreign currency position includes all positions in a foreign currency.

Santander-Chile uses scenario simulations to measure Chilean peso and U.S. dollar interest rate risk of the non-trading portfolio and the net foreign currency position. Santander-Chile calculates the existing gaps in terms of inflation indexed and non-inflation indexed non-trading portfolios and performs a scenario simulation by calculating the potential loss from an increase (or decrease) of 100 basis points in the entire yield curve in terms of local rates. The same scenario is performed for the net foreign currency position and U.S. dollar interest rates. Santander-Chile has set limits as to the maximum loss these types of movements in interest rates can have over Santander-Chile’s capital and net financial income budgeted for the year.

These limits are calculated according to the formulas discussed below.

Scenario Simulation (Net Financial Income)

To determine the percentage of Santander-Chile’s budgeted net financial income for the year that is at risk of being lost with a sudden 100 basis point movement in the entire yield curve, Santander-Chile utilizes the following equation:

Sensitivity	=	n S i=1	GAPi × Δr × (365 - tj) 365

n:	Number of intervals in which sensitivity is measured.

ti:	Average maturity (or duration) for each interval being measured.

Δr:	Change in interest rate. A 100-basis point increase (decrease) in the yield curve is used.

GAP:	Difference between assets and liabilities that are sensitive to interest rates for each period.

Scenario Simulation (Capital and Reserves)

To determine the percentage of Santander-Chile’s capital and reserves that is at risk of being lost with a sudden 100 basis point movement in the entire yield curve, Santander-Chile utilizes the following equation:

Sensitivity	=	S i=1	GAPi × Δr × (Dmj)

n:	Number of intervals in which sensitivity is measured.

Dmj:	Modified duration for interval i.

Δr:	Change in interest rate. A 100-basis point increase (decrease) in the yield curve is used.

GAP:	Difference between assets and liabilities that are sensitive to interest rates for each period.

Consolidated limits:

To determine the consolidated limit, the foreign currency limit is added to the local currency limit for both the net financial income loss limit and the loss limit over capital and reserves using the following formula:

Consolidated limit =	Square root of a2 + b2 + 2ab

a:	limit in local currency.

b:	limit in foreign currency.

Since correlation is assumed to be 0.2ab = 0.

Assumptions and Limitations of Scenario Simulations/Sensitivity Analysis

The most important assumption is the usage of a 100 basis point shift in the yield curve. Santander-Chile uses a 100 basis point shift since a sudden shift of this magnitude is considered realistic, but not an everyday occurrence given historical movements in the yield curve, and significant in terms of the possible effects a shift of this size could have on Santander-Chile’s performance. The Global Risk Department in Spain has also set comparable limits by country in order to be able to compare, monitor and consolidate market risk by country in a realistic and orderly manner.

Santander-Chile’s scenario simulation methodology should be interpreted in light of the limitations of Santander-Chile’s models, which include:

•	The scenario simulation assumes that the volumes remain on balance sheet and that they are always renewed at maturity, omitting the fact that credit risk considerations and pre-payments may affect the maturity of certain position.

•	This model assumes an equal shift throughout the entire yield curve and does not take into consideration different movements for different maturities.

•	The model does not take into consideration the sensitivity of volumes to these shift in interest rates.

•	The limits to the loss of the budgeted financial income is calculated over an expected financial income for the year which may not be obtained, signifying that the actual percentage of financial income at risk could be higher than expected.

Volume Limits

In order not to depend solely on the VaR model to measure market risk, Santander-Chile has also developed Volume Limits which place a cap on the actual size of the different portfolios being controlled.

Fixed Income: Volume-Equivalent. This system is considered to be an additional limit to the size of Santander-Chile’s trading portfolio. This measure seeks to homogenize the different instruments in Santander-Chile’s fixed income trading portfolio and convert the portfolio into a single instrument of known duration. Santander-Chile limits the size of this volume-equivalent portfolio. The equivalent instrument is assumed to have a duration of one year. The equivalent volume is calculated by the Market Risk and Control Department and limits are set by the ALCO with respect to size of the volume-equivalent portfolio.

Net Foreign Currency Position: Maximum Net Position. Santander-Chile also sets an absolute limit to the size of Santander-Chile’s net foreign currency position. As of December 31, 2002, this was equal to US$150 million. This limit is a useful measure in limiting Santander-Chile’s exposure to foreign exchange and interest rate risk, especially in periods of lower volatility and low daily VaR levels. The limit to the size of the net foreign currency position is determined by the ALCO and is calculated and monitored by the Market Risk and Control Department.

Central Bank Gap Requirements

The Central Bank also has implemented regulations regarding the size of asset and liability gaps. The interest rate gap between assets and liabilities in local and foreign currency cannot exceed 8% of a bank’s capital. In order to measure this Gap, Santander-Chile is required to construct the following table:

Period	Gap (1)	Change in interest rate (2)		Sensitivity factor (3)	Net Variation
Up to 30 days	A-L	100	bp	—	(1*2*3)
31 days to 3 months	A-L	100		0.15	(1*2*3)
3 mths-6mths	A-L	100		0.34	(1*2*3)
6mths-1 year	A-L	100		0.68	(1*2*3)
1-2 years	A-L	100		1.3	(1*2*3)
2-3 years	A-L	75		2.04	(1*2*3)
3-4 years	A-L	75		2.69	(1*2*3)
4-5 years	A-L	75		3.27	(1*2*3)
5-7 years	A-L	75		3.99	(1*2*3)
7-10 years	A-L	75		4.89	(1*2*3)
10-15 years	A-L	75		5.69	(1*2*3)
15-20 years	A-L	75		5.95	(1*2*3)
> 20 years	A-L	75		5.95	(1*2*3)

Total		S (1*2*3) =<8% of Capital

As of December 31, 2002, Santander-Chile’s interest rate gap calculated according to this methodology was 3.44% of capital and reserves.

Trading Portfolio

Local Currency Trading Activities (VaR Model)

The Finance Division manages trading activities following the guidelines set by the ALCO and Santander Central Hispano’s Global Risk Department. The Market Risk and Control Department’s activities consist of (i) applying VaR techniques (as discussed above) to measure interest rate risk; (ii) marking to market Santander-Chile’s trading portfolios and measuring daily profit and loss from trading activities; (iii) comparing actual trading VaR and other limits against the established limits; (iv) establishing control procedures for losses in excess of such limits; and (v) providing information about trading activities to the ALCO, other members of senior management, the Finance Division and Santander Central Hispano’s Global Risk Department.

Under Chilean GAAP, a bank must separate its financial investment portfolio between “trading” and “permanent” investment portfolios. Under Chilean GAAP, the unrealized holding gains (losses) related to investments classified as permanent have been included in equity. The size of the permanent portfolio is limited to an amount equal to Santander-Chile’s capital. Any amount above this must be considered as “trading”; the unrealized gains (losses) related to investments classified as “trading” are included in operating results. The ALCO, in order to be conservative, has limited even further the Finance Division’s actual trading portfolio. This portfolio is a sub-set of the portfolio defined as “trading” for accounting purposes and is denominated “Trading de Gestión.” The market risk of this portfolio is measured using a VaR technique to measure interest rate risk. The composition of this portfolio mainly consisted of Central Bank bond’s, mortgage bonds and low risk Chilean corporate bonds issued locally as can be observed below:

Trading portfolio used for local currency trading VaR calculation	December 31, 2002 Ch$ millions
PRC (Central Bank Bonds)	23,712
Mortgage Finance Bonds	5,073
“Cero” coupon Central Bank Bonds	92
Chilean corporate Bonds	7,641

Total	36,518

Local Currency Trading: Quantitative Disclosures about Market Risk: VaR

For Santander-Chile’s trading portfolio, the average, high and low amounts of the VaR between July 31, 2002 and December 31, 2002 were the following:

Trading Portfolio	Daily VaR in Ch$ thousand	Daily VaR in US$ thousand
High	1,131,863	1,579
Low	240,166	335
Average	724,071	1,010

The average exchange rate in this period was Ch$ 716.96 per dollar.

Other than Trading Portfolio: Foreign Currency Position and Non-Trading Activities

Foreign Currency Positions (VaR and Sensitivity Analysis/Scenario Simulations)

Santander-Chile’s foreign currency position includes all of Santander-Chile’s assets and liabilities in foreign currency, including derivatives that hedge certain foreign currency mismatches. The Finance Division manages Santander-Chile’s net foreign currency position following the guidelines approved by the ALCO and Santander Central Hispano’s Global Risk Department. In carrying out its market risk management, the Finance Division manages the foreign exchange rate risk arising from mismatches between investments and the funding thereof that arise from differences in amounts and currencies. The Market Risk and Control Department uses a VaR model to monitor and measure the exchange rate risk of Santander-Chile’s net foreign currency position, which includes trading and non-trading activities. The Market Risk and Control Department uses scenario simulations, to measure the interest rate risk of Santander-Chile’s net foreign currency position.

Foreign Currency Position: Quantitative Disclosures about Market Risk: VaR

For Santander-Chile’s net foreign currency position, the average, high and low of the VaR between July 31, 2002 and December 31, 2002 were the following:

Foreign Currency Position	Daily VaR in Ch$ thousand	Daily VaR in US$ thousand
High	1,049,674	1,464
Low	16,809	23
Average	303,074	423

The average exchange rate in this period was Ch$ 716.96 per dollar.

Foreign Currency Position: Quantitative Disclosures about Market Risk: Scenario Simulations

For Santander-Chile’s net foreign currency position, any loss caused by a 100 basis point shift in U.S. dollar interest rates cannot be greater than 3.5% of total equity or budgeted net financial income. The 3.5% is an internally imposed limit set by the ALCO and was increased in 2002 from 1.5% in 2001. The following table, which contemplates a 100 basis point shift in the relevant interest rate, indicates that Santander-Chile was within the limits established in 2002 at year-end and for each month since the merger became effective.

100 Basis Point Shift	Net Foreign Currency Position
	Financial Income	Capital and Reserves
Loss Limit in 2002	3.5%	3.5%
At December 31, 2002	—	—
Average August-December 2002	0.2	0.3

Local Currency Non-Trading Activities (Sensitivity Analysis/Scenario Simulations)

Santander-Chile’s local currency non-trading portfolio includes all positions in the balance sheet that are not considered to be trading (“Trading de Gestión”) instruments denominated in nominal or inflation-indexed Chilean pesos. This includes investments. The Finance Division manages the risk management of non-trading positions under guidelines approved by the ALCO and Santander Central Hispano’s Global Risk Department. In carrying out its market risk management functions, the Finance Division manages interest rate risk that arises from any mismatches with respect to rates, maturities, repricing periods, notional amounts or other mismatches between Santander-Chile’s interest earning assets and its interest bearing liabilities.

The Market Risk and Control Department: (i) applies scenario simulations (as discussed below) to measure the interest rate risk of the local currency non-trading portfolio and the potential loss of Santander-Chile’s non-trading activities; (ii) provides the ALCO, the Finance Division and Santander Central Hispano’s Global Risk Department with risk/return reports; and (iii) consolidates all market positions (trading and non-trading) to measure Santander-Chile’s total risk profile.

The potential loss in the market value of Santander-Chile’s local currency non-trading portfolio resulting from a 100 basis point shift in the yield curve was set a at 4.0% in 2000 and in 2001 it was increased to 4.5% of total equity. In November 2001, the Bank’s ALCO together with Santander Central Hispano’s Global Risk Department approved an increase in this limit to 6.0% This was the limit utilized in 2002. This indicator was increased in response to the expected increase in growth of long-term loans such as residential mortgage loans and commercial loans with a maturity greater than one year and financial investments in order to improve and sustain Santander-Chile’s net interest margin. At the same time, the variation in net financial income caused by the 100 basis point shift cannot be greater than 3.5% of the total net financial income budgeted for the year. This indicator was not modified in 2002. These limits are internally set by the ALCO.

Local Currency Non-Trading Activities: Quantitative Disclosures Market Risk: Scenario Simulations

The following table, which contemplates a 100 basis point shift in the relevant interest rate, indicates that Santander-Chile was within the limits established in 2002.

100 Basis Point Shift	Local Currency Non-Trading Portfolio
	Financial Income	Capital and Reserves
Loss limit	3.5%	6.0%
At December 31, 2002	0.6	5.5
Average August—December 2002	0.7	4.8

Consolidated Limits

Finally, Santander-Chile tracks a consolidated indicator in order to have a notion of the total interest rate risk to which Santander-Chile is exposed in terms of capital at risk and financial income at risk. These loss limits are 4.5% of total equity and 3.5% for the budgeted net income until November 2001. For December 2001 and 2002 the consolidated limits are 6.0% of total equity and 3.5% budgeted net income or the year. The consolidated limit is an internally imposed limit set by the ALCO and Santander Central Hispano’s Global Risk Department.

100 Basis Point Shift	Consolidated
	Financial Income	Capital and Reserves
Loss limit	3.5%	6.0%
At December 31, 2002	0.6	5.5
Average August—December 2002	0.8	4.8

Disclosures Regarding Derivative Financial Instruments

We enter into transactions involving derivative instruments, particularly foreign exchange contracts, as part of their asset and liability management and in acting as dealers to satisfy its clients’ needs. The notional amounts of these contracts are carried off-balance sheet.

Foreign exchange forward contracts involve an agreement to exchange the currency of one country for the currency of another country at an agreed-upon price and settlement date. These contracts are generally standardized contracts, normally for periods between 1 and 180 days and are not traded in a secondary market; however, in the normal course of business and with the agreement of the original counterparty, they may be terminated or assigned to another counterparty.

When we enter into a forward exchange contract, it analyses and approves the credit risk (the risk that the counterparty might default on its obligations). Subsequently, on an ongoing basis, it monitors the possible losses involved in each contract. To manage the level of credit risk, the Bank deals with counterparties of good credit standing, enters into master netting agreements whenever possible and, when appropriate, obtains collateral.

The Chilean Central Bank requires that foreign exchange forward contracts be made only in US dollars and other major foreign currencies. In the case of the Bank, most forward contracts are made in US dollars against the Chilean peso or the UF. Occasionally, forward contracts are also made in other currencies, but only when the Bank acts as an intermediary.

Unrealized gains, losses, premiums and discounts arising from foreign exchange forward contracts are shown on a net basis under Other assets and Other liabilities (see Note 10).

During 2001 and 2002 the Bank entered into interest rate and cross currency swap agreements to manage exposure to fluctuation in currencies and interest rates. The differential between the interest paid or received on a specified notional amount is recognized under “Foreign exchange transactions, net”. The fair value of the swap agreement and changes in the fair value as a result of changes in market interest rates are not recognized in the consolidated financial statement.

Our foreign currency futures and forward operations and other derivative products outstanding at December 31, 2001 and in 2002 are summarized below:

(a) Foreign currency and interest rate contracts:

	Number of contracts		Notional Amounts
	2001	2002	Up to 3 months		Over 3 months
			2001	2002	2001	2002
			ThUS$	ThUS$	ThUS$	ThUS$
Chilean market:
Future purchase of foreign currency with Chilean pesos	168	316	210,188	684,121	334,739	695,705
Future sale of foreign currency with Chilean pesos	290	521	262,282	764,501	569,996	1,017,940
Foreign currency forwards	42	35	12,780	45,022	—	87
Foreign markets
Foreign currency swaps	51	55	12,794	54,631	58,944	1,205
Interest rate swap	4	157	—	590,689	54,000	1,544,485

The notional amounts refer to the US dollars bought or sold or to the US dollar equivalent of foreign currency bought or sold for future settlement. The contract terms correspond to the duration of the contracts as from the date of the transaction to the date of the settlement.

(b) Contracts expressed in the UF index:

	Number of contracts		Notional Amounts
	2001	2002	Up to 3 months		Over 3 months
			2001	2002	2001	2002
			UF	UF	UF	UF
Forwards in UF/Ch$ sold	2	1	100,000	—	500,000	49,570
Interest rate swap	28	—	—	—	—	8,736,824

Liquidity Management

We have also set internal liquidity limits. The Market Risk Control Department measures two other liquidity indicators:

Net accumulated liquidity ratio (NALR):

S ((Assets with maturity up to 30 days) – (Liabilities with maturity up to 30 days))	>=(7.5)%

S (Liabilities with maturity up to 30 days)

Liquidity coefficient (LC):

Liquid assets (at liquidation value) / (Total liabilities – capital + contingent) >= 2%

Liquidity Limits	NALR	LC
At December 31, 2002	16.1%	11.4%
Average August - December 2002	13.9%	11.0%

The Central Bank also requires the Bank to comply with the following liquidity limits:

•	The sum of the liabilities with a maturity of less than 30 days cannot exceed the sum of the assets with maturity of 30 days by more than an amount equal to one times the bank’s capital in local currency and foreign currency. In any case the sum of the gap in local currency and foreign currency cannot be greater than twice the bank’s capital. As of December 31, 2002 the Bank’s was the following:

30 day liquidity limit	Foreign currency	Local currency	Total
As of December 31, 2002	0.12x	0.33x	0.45x

•	The sum of the liabilities with a maturity of less than of less than 90 days cannot exceed the sum of the assets with a maturity of less than 90 days by more than 2 times a bank’s capital. This limit must be calculated in local currency and foreign currencies together as one gap.

90 day liquidity limit	Total
As of December 31, 2002	0.21x

Chilean Pension Funds

One of the first areas analyzed in connection with the merger was the potential impact caused by the legal limits on Chilean Pension Fund (AFP) investments in connection with Chilean companies. Currently, each pension fund can invest up to 7% of its assets under management in any securities (including bank deposits common stock and any other instrument or security) of any single issuer. One of the first tasks of the Finance Division was to calculate the consolidated exposure of the AFPs to the combined bank. The amount of the AFPs’ excess exposure to Santander Chile was Ch$973,909 million (US$1.3 billion) or 8.1% of our combined liabilities as of July 30, 2002 at the moment the merger became effective. As of March 2003 the excess exposure was Ch$141,539 million (US$200 million) or 1.1% our liabilities. The AFPs have until August 1, 2005, to reduce their investments to within the limit. We are not obligated to cancel obligations we have with AFPs that have surpassed their exposure limit. We renewed approximately 85% of the short-term deposits with AFPs that expired before year-end 2002, mitigating any immediate adverse consequences of the eventual disinvestment. The short-term deposits were renewed for a period greater than 1 year. See “Risk Factors—Risk Associated with the Merger—The merger may affect our access to funding from Chilean pension funds (AFPs)”.

Although we can give no assurances in this regard, we believe that the impact of the reduction of the AFPs’ exposure to Santander Chile over the next three years will be ameliorated by a number of factors. First, total funds under management by AFPs have grown at an average annual rate of 11.7% over the past three years. If growth continues at this rate, the permitted exposure, in peso terms, of the AFPs to Santander Chile is expected to grow and absorb a large part of the current excess exposure. Second, we expect to be able to replace much of the excess AFP liabilities with customer deposits, inter-bank funding and bond offerings during the next three years.

Other Subsidiaries

For VaR measurements and scenario simulations, Santander-Chile’s trading and non-trading portfolios and the net foreign currency position do not consolidate the asset-liability structure of the following subsidiaires:

•	Santiago Leasing S.A.

•	Santiago Corredores de Bolsa Ltda.

•	Santiago S.A. Administradora General de Fondos

•	Cobranzas y Recaudaciones Ltda.

•	Santiago Factoring Ltda.

•	Santander Administradora de Fondos Mutuos S.A.

•	Santander S.A. Sociedad Securitizadora

•	Corredora de Seguros Santander Ltda.

The balance sheets of these subsidiaries, excluding Santiago Leasing, are mainly comprised of non-sensitive assets and liabilities, fixed assets and capital and in total only represent 0.9% of the Bank’s total consolidated assets.

Risks Associated with Santiago Leasing

In the normal course of business, Santiago Leasing S.A. is subject to interest rate and foreign exchange risks, in addition to the risk associated with potential gaps created by timing mismatches in expected cash flows. The initiative to control and manage those risks is fundamental to Santiago Leasing’s business strategy and policies. Santiago Leasing only represents 1.4% of the Bank’s total consolidated assets.

Santiago Leasing is subject to position limits imposed by regulatory authorities, which are intended to restrict the permissible level of market risk. In addition, Santiago Leasing has implemented its own internal position limits as determined by its board of directors, which position limits are more stringent than the applicable regulatory standards. The position limits are continually reviewed by the Board and revised as internal and external macroeconomic conditions dictate. The position limits are determined in accordance with the type and availability of existing financing sources in the credit markets that Santiago Leasing accesses.

Santiago Leasing is not subject to any specific restrictions regarding timing, currency or interest rates when it seeks to obtain financing from the credit markets, which is the standard structure in the lending market. In the event that any individual operation would cause Santiago Leasing to exceed a position limit, but otherwise complies with all applicable requirements and policies established by us and regulatory authorities, the Finance Department must establish a specific financing source for that operation. The Finance Department must also ensure that the financing structure is hedged optimally in order to minimize the risk associated with the position.

The following table summarizes the maturities of Santiago Leasing’s asset and liability mix through 2007, based on Santiago Leasing’s balance sheet position as of December 31, 2002.

	Expected Maturity
	2003	2004	2005	2006	2007	Past Due	Thereafter	Total
	(in millions of constant Ch$ as of December 31, 2002)
Assets
UF–fixed rate (Average interest rate 10.45%)	Ch$33,353	Ch$21,301	Ch$14,508	Ch$10,774	Ch$7,941	Ch$1,672	Ch$23,481	Ch$113,030
UF–variable rate (Average interest rate 5.31%)	4,461	2,740	1,784	1,347	1,212	67	4,795	16,406
U.S. Dollar–fixed rate (Average interest rate 10.97%)	1,745	1,248	855	810	499	12	—	5,169
U.S. Dollar–variable rate (Average interest rate 6.14%)	1,364	1,137	1,303	652	452	282	649	5,839
Liabilities
UF–fixed rate (Average interest rate 5.72%)	34,071	19,805	6,775	7,160	5,706	—	38,347	111,864
UF–variable rate (Average interest rate 0.00%)	—	—	—	—	—	—	—	—
U.S. Dollar–fixed rate (Average interest rate 6.82%)	415	5,699	712	712	—	—	—	7,538
U.S. Dollar–variable rate (Average interest rate 2.42%)	715	2,137	—	—	—	—	—	2,852

MARKET RISK DISCLOSURE OF SANTIAGO AS OF JUNE 30, 2002

Measurement of Market Risk

Introduction

This section describes the market risks that Santiago was exposed to, the processes and methodology Santiago used to control these risks and the quantitative disclosures that demonstrate the level of exposure to market risk that Santiago was assuming. Market risk refers to potential losses arising from changes in interest rates, foreign exchange rates, equity prices and commodity prices, as well as the correlation among these factors and their volatility.

Trading Activities

Santiago’s Trading Desk aimed to play an important role in the Chilean market, both as a market maker and as a provider of treasury products to its clients. Consequently, the Trading Desk dealt in all the treasury products that had been authorized by the Central Bank and which complied with internal policies and limits. Working with these products necessitated the management of underlying exchange rate and interest rate risk. Foreign exchange transactions in the Chilean market are considered trading activities. In non-dollar currencies, Santiago’s policy was to minimize this type of exposure and to assume such exposure only to hedge currency transactions carried out with customers of Santiago’s commercial banking segments. Santiago took US dollar-Chilean peso trading positions within the internal limits established by its International and Finance Committee. Similarly, regarding interest rate risk, investments in fixed-income instruments were classified as trading activities if their purpose was to take advantage of short-term interest rate shifts. If a given investment portfolio was long-term or met commercial needs, it was classified within asset and liability management.

During 2001, and the first six months of 2002, Santiago continued its use of VaR as the measure for market risk of trading activities. Accordingly, all limits concerning trading activities were reformulated with the VaR method. These limits were approved annually by the International and Finance Committee and ratified by the board of directors. These limits were controlled daily by the Market Risk Control Unit, which ensured compliance.

For the VaR calculation, Santiago opted to use the method of historical simulation, as this method did not require making assumptions about the uncertain behavior of market factors and, therefore, did not raise the calibration problems of other approaches. Santiago adopted a 99.0% level of confidence, a one-day holding period and a two-year historical series (520 observations).

The following table shows the average, high and low VaR values for 2001, along with the VaR as of December 31, 2001 and June 30, 2002, all of which are on an unconsolidated basis. The activities covered by the table include trading activities involving certain fixed income investments and all foreign exchange positions entered into by Santiago.

Type of Risk	As of June 30, 2002	For the period ended June 30, 2002
		Average	High	Low
	(in millions of constant Ch$ as of June 30, 2002)
Exchange rate risk	1,142	291	1,255	—
Interest rate risk	250	531	1,264	212
VaR trading portfolio	1,078	640	1,374	228

Type of Risk	As of December 31, 2001	For the year ended December 31, 2001
		Average	High	Low
	(in millions of constant Ch$ as of December 31, 2001)
Exchange rate risk	802	194	574	—

Type of Risk	As of December 31, 2001	For the year ended December 31, 2001
		Average	High	Low
	(in millions of constant Ch$ as of December 31, 2001)
Interest rate risk	427	552	1,193	221
VaR trading portfolio	901	552	1,218	231

The table shows how exchange rate VaR increased during the relevant period. This was due to the continued depreciation of the Chilean peso against the US dollar, which led us to take long positions in the dollars. By contrast, interest rate VaR diminished during this period due to selling of fixed income instruments.

Asset and Liability Management

Santiago’s policy on asset and liability management was to maximize net interest revenue and return on assets and equity in light of interest rate, liquidity and foreign exchange risks and within the limits of Chilean banking regulations that generally prohibit banks from maintaining substantial asset/liability mismatches and Santiago’s internal risk management policies and limits.

Asset and liability management was composed of all the transactions of the treasury and investment portfolio, the objective of which was to manage the interest rate risk originated by the commercial banking unit, representing either long-term risk or risk undertaken for commercial purposes at the commercial banking level. Santiago managed the risks from its investment portfolio, different types of loans, deposits and all assets and liabilities included in the balance sheet. Interest rate risk (mismatches) affecting the structure of Santiago’s balance sheet was a major concern in asset and liability management. Santiago’s objective was to capture the benefit from the different interest rate yield curves implicit in the markets in which Santiago participates based on its estimate of future curves and interest rates. Santiago traded on these mismatches as it deemed appropriate within the limits established by its internal policies as approved by its International and Finance Committee.

Interest Rate Sensitivity

A key component of Santiago’s asset and liability policy was the management of interest rate sensitivity. Interest rate sensitivity is the relationship between market interest rates and net interest revenue due to the maturity or repricing characteristics of interest earning assets and interest-bearing liabilities. For any given period, the pricing structure was matched when an equal amount of such assets or liabilities mature or reprice in that period. Any mismatch of interest earning assets and interest-bearing liabilities is known as a gap position. A positive gap denotes asset sensitivity and normally means that an increase in interest rates would have a positive effect on net interest revenue, while a decrease in interest rates would have a negative effect on net interest revenue.

Santiago’s interest rate sensitivity strategy took into account not only the rates of return and the underlying degree of risk, but also liquidity requirements, including minimum regulatory cash reserves, mandatory liquidity ratios, withdrawal and maturity of deposits, capital costs and additional demand for funds. Santiago’s maturity mismatches and positions were monitored and managed by the Asset and Liability Management Committee and the International and Finance Committee and were managed within established limits.

Internal limits applicable to Santiago’s balance sheet exposure to interest rate risk were approved by the International and Finance Committee and ratified by its board of directors. Santiago established a limit based on its asset/liability sensitivity rate analysis, which was linked to its Tier 1 capital. This policy was complemented by a second internal limit that was based on Santiago’s interest rate sensitivity analysis and its impact on Santiago’s budget’s net interest margin.

The repricing periods for Santiago’s interest earning assets and interest-bearing liabilities are shown in the tables below under “Gap analysis of liquidity and interest rates” as of December 31, 2001 and June 30, 2002 and may not reflect positions at other times. In addition, variations in interest rate sensitivity may have existed within the repricing periods presented due to differing repricing dates within the period. Variations may have also arisen among the different currencies in which interest rate positions were held. For these purposes, UF-denominated loans were treated as repricing within 30 days as the principal was readjusted within every such period for the effect of inflation. The interest rate on such loans, however, may have repriced at intervals longer than 30 days. Further, substantially all foreign currency loans were funded by foreign currency borrowings with comparable maturity or repricing dates. Moreover, although some consumer and small business loans were granted on a fixed interest rate basis for up to 18 months, these rates were relatively high and were fixed on the basis of inflation expectations for the loan term. Any remaining substantial interest rate imbalances between Santiago’s assets and liabilities was due to risk analysis based on projections as to future economic trends.

The following factors enabled Santiago to measure the interest rate and liquidity risk of its asset and liability management activities:

Gap analysis of liquidity and interest rates. The liquidity gap shows mismatches between contractual and expected maturities of assets and liabilities. The interest rate gap shows mismatches between re-pricing dates of assets and liabilities. In calculating these gaps, Santiago incorporated a statistical analysis of the expected maturities of items without maturity, an estimation of their value sensitivity to interest rate fluctuations and a classification of the financial investment portfolio liquidity.

Sensitivity to interest rate fluctuations. The following measures enabled Santiago to quantify this risk:

•	Equity Sensitivity — the change in balance sheet present value when interest rates fluctuate by 100-basis points. This sensitivity is expressed as a percentage of Net Capital Base.

•	Net Interest Margin Sensitivity with a one-year term — the variation in the net interest margin with a one-year term when interest rates fluctuate by 100-basis points. This figure is expressed as a percentage of the unconsolidated net interest margin budgeted for the fiscal year.

Liquidity ratios. The following ratios enabled Santiago to measure and control the liquidity of the balance sheet:

•	30-Day Mismatch Ratio — the quotient between the 30-day net accumulated gap and the current liabilities maturing at the same term. This ratio enabled Santiago to measure its short-term liquidity.

•	Liquidity Ratio — the ratio between liquid assets (liquid financial investments) and total current liabilities. This ratio enabled Santiago to measure its structural or long-term liquidity.

Through the aforementioned calculations, limits, which were controlled by the Market Risk Unit and directly managed by the treasury department, were defined. These limits were approved by the International and Finance Committee and ratified by the board of directors. Liquidity ratios were calculated and controlled on a weekly basis, while interest rate sensitivity limits were calculated and controlled on a monthly basis.

Gap Analysis of Liquidity and Interest Rates

The following table shows the liquidity gap related to mismatches between contractual and expected maturities of assets and liabilities as of June 30, 2002 and December 31, 2001.

	As of June 30, 2002
	Up to 30 days	31-60 days	61-90 days	91-180 days	181-365 days	1-3 years	Over 3 years	Total
	(in millions of constant Ch$ as of June 30, 2002, except for percentages)
Interest-earning assets
Interbank deposits	98,821	—	—	—	—	—	—	98,821
Financial investments	209,516	76,509	88,543	45,110	81,426	245,240	162,365	908,709
Loans	502,250	654,520	204,117	558,836	458,344	610,280	669,931	3,658,278
Mortgage loans	8,242	7,287	7,273	21,815	43,461	175,281	797,899	1,061,258
Contingent loans	32,094	36,741	29,895	49,798	114,472	54,809	61,331	379,140
Past due loans	68,821	—	—	—	—	—	—	68,821

Total interest-earning assets	919,744	775,057	329,828	675,559	697,703	1,085,610	1,691,526	6,175,027

Interest-bearing liabilities
Deposits	1,337,835	466,984	160,929	163,430	419,142	193,791	20,653	2,762,764
Central Bank borrowings	46,009	36	461	9,678	3,913	—	—	60,097
Repurchase agreements	147,611	1,100	15,984	2,470	7,621	7,627	9,022	191,435
Mortgage finance bonds	27,076	4,785	4,264	22,423	45,326	181,629	828,044	1,113,547
Other interest-bearing liabilities	64,040	42,879	9,286	52,066	102,794	147,650	436,878	855,593

Total interest-bearing liabilities	1,622,571	515,784	190,924	250,067	578,796	530,697	1,294,597	4,983,436

Asset/liability gap	(702,827)	259,273	138,904	425,492	118,907	554,913	396,929	1,191,591
Cumulative gap	(702,827)	(443,554)	(304,650)	120,842	239,749	794,662	1,191,591
Ratio of cumulative gap to cumulative total interest earning assets	(76.4)%	(26.2)%	(15.0)%	4.5%	7.1%	17.7%	19.3%

	As of December 31, 2001
	Up to 30 days	31-60 days	61-90 days	91-180 days	181-365 days	1-3 years	Over 3 years	Total
	(in millions of constant Ch$ as of December 31, 2001, except for percentages)
Interest-earning assets
Interbank deposits	44,317	—	—	—	—	—	—	44,317
Financial investments	180,936	71,527	56,398	103,317	103,282	195,023	233,904	944,387
Loans	908,454	268,826	256,402	513,456	303,241	630,421	687,335	3,568,135
Mortgage loans	7,978	7,143	7,107	21,798	44,152	174,326	778,739	1,041,243
Contingent loans	62,430	22,071	27,010	67,607	58,715	58,733	67,422	363,988
Past due loans	66,292	—	—	—	—	—	—	66,292

Total interest-earning assets	1,270,407	369,567	346,917	706,178	509,390	1,058,503	1,767,400	6,028,362

Interest-bearing liabilities
Deposits	1,200,966	520,669	226,503	420,364	204,619	30,805	21,331	2,625,257
Central Bank borrowings	106,337	2,298	436	1,578	10,481	—	—	121,130
Repurchase agreements	174,774	953	4,855	14,712	10,587	9,422	3,056	218,359
Mortgage finance bonds	26,459	4,399	4,120	22,118	44,905	179,191	813,034	1,094,226
Other interest-bearing liabilities	150,328	35,901	30,421	32,295	44,657	103,834	433,762	831,198

Total interest-bearing liabilities	1,658,864	564,220	266,335	491,067	315,249	323,252	1,271,183	4,890,170

Asset/liability gap	(388,457)	(194,653)	80,582	215,111	194,141	735,251	496,217	1,138,192
Cumulative gap	(388,457)	(583,110)	(502,428)	(287,417)	(93,276)	641,975	1,138,192
Ratio of cumulative gap to cumulative total interest earning assets	(30.6)%	(35.6)%	(25.3)%	(10.7)%	(2.9)%	15.1%	18.9%

Liquidity Risk

The following table presents the 30-day mismatch ratio and the liquidity ratio as of June 30, 2002, and December 31, 2001. Results are shown aggregating the Chilean peso, UF and other inflation-related indices and US dollar indexed cash flows under “local currency” and other currencies under “foreign currency”.

	As of June 30, 2002
	30 Day Mismatch Ratio
	Assets	Liabilities	Ratio
	(in millions of constant Ch$ as of June 30, 2002)
Local currency	2,024,238	2,093,640	(3.31)%
Foreign currency	521,771	596,132	(12.47)%

	Liquidity Ratio
	Liquid Assets(1)	Liabilities	Ratio
	(in millions of constant Ch$ as of June 30, 2002)
Local currency	415,374	6,616,578	6.28%
Foreign currency	104,751	1,434,538	7.30%

(1)	Liquid assets consist of financial investments.

The behavior of the 30-day Mismatch Ratio reflects the portfolio of US dollar indexed bonds issued by the Central Bank, which are treated as local currency, whereas the liabilities used to fund this position are foreign currency-denominated.

	As of December 31, 2001
	30 Day Mismatch Ratio
	Assets	Liabilities	Ratio
	(in millions of constant Ch$ as of December 31,2001)
Local currency	1,728,825	1,664,721	3.8%
Foreign currency	436,343	522,451	(16.48)%

	Liquidity Ratio
	Liquid Assets(1)	Liabilities	Ratio
	(in millions of constant Ch$ as of December 31, 2001 )
Local currency	560,236	5,300,022	10.57%
Foreign currency	141,973	1,009,112	14.07%

(1)	Liquid assets consist of financial investments.

Sensitivity to Interest Rate Fluctuations

The following table shows on an unconsolidated basis the internal interest rate sensitivity analysis as of June 30, 2002, and December 31, 2001. The sensitivities are obtained by considering the cash flows from operations and by calculating the change in the present value of these cash flows when there is a 100-basis points fluctuation in interest rates. Three relevant currencies are considered due to the differing interest rate curves applicable in each case: the Chilean peso, the UF and other inflation-indexed currencies and foreign currencies including the operations indexed to the US dollar/Chilean Peso exchange rate. Finally, the sensitivities in each currency are aggregated assuming correlation between the rates curves. See “Trading Activities” above for the measurement of foreign exchange risk related to these instruments.

	Interest Rate Sensitivity
	As of June 30, 2002		As of December 31, 2001
	Net Interest Margin Sensitivity	Equity Sensitivity	Net Interest Margin Sensitivity	Equity Sensitivity
	(in millions of constant Ch$ as of June 30, 2002)		(in millions of constant Ch$ as of December 31, 2001)
Currency
Ch$	7,089	10,728	5,355	8,290
UF-related	(3,360)	(17,279)	(2,887)	(19,195)
US dollar, US dollar indexed and other foreign currencies	(325)	3,600	(1,392)	2,198
Total	6,151	15,532	4,846	16,819
As a percent of projected net interest margin or shareholders’ equity	2.77%	3.67%	2.20%	4.00%
Shareholders’ equity(1)	—	423,140	—	420,225
Projected net interest margin	222,000	—	220,000	—

(1)	Shareholders’ equity is defined as Net Capital Base minus net income for the fiscal year.

Risks Associated with Santiago Leasing S.A.

In the normal course of business, Santiago Leasing S.A. was subject to interest rate and foreign exchange risks, in addition to the risk associated with potential gaps created by timing mismatches in expected cash flows. The initiative to control and manage those risks was fundamental to Santiago Leasing’s business strategy and policies.

Santiago Leasing was subject to position limits imposed by regulatory authorities, which were intended to restrict the permissible level of market risk. In addition, Santiago Leasing implemented its own internal position limits as was determined by its board of directors. These position limits were more stringent than the applicable regulatory standards. The position limits were continually reviewed by its board of directors and revised as internal and external macroeconomic conditions dictated. The position limits were determined in accordance with the type and availability of existing financing sources in the credit markets that Santiago Leasing accessed.

Santiago Leasing was not subject to any specific restrictions regarding timing, currency or interest rates when it sought to obtain financing from the credit markets, which is the standard structure in the lending market. In the event that any individual operation would have caused Santiago Leasing to exceed a position limit, but otherwise complied with all applicable requirements and policies established by Santiago and regulatory authorities, the Finance Department would have established a specific financing source for that operation. The Finance Department also had to ensure that the financing structure was hedged optimally in order to minimize the risk associated with the position.

Each risk was monitored on a monthly basis by the management of the Finance and Operations Departments, which analyzed the net asset and liability position at the close of each month and calculated the estimated cash flows and projected balances for the next twelve months and for the following four years. In this way, management was able to develop strategies that enable it to control and manage the risk inherent in its position at any given time. The following table summarizes the maturities of Santiago Leasing’s asset and liability mix through 2006, based on Santiago Leasing’s balance sheet position as of June 30, 2002 and December 31, 2001.

	As of June 30, 2002 Expected Maturity
	2002	2003	2004	2005	2006	Past Due	Thereafter	Total
	(in millions of constant Ch$ as of June 30, 2002)
Assets
UF–fixed rate	21,632	32,157	20,535	13,900	10,396	2,205	31,399	132,224
(Average interest rate 11.96%)
UF–variable rate	2,382	4,490	2,891	1,932	1,320	69	5,903	18,987
(Average interest rate 5.997%)
US Dollar–fixed rate	1,098	3,524	1,230	798	770	278	489	8,187
(Average interest rate 11.23%)
US Dollar–variable rate	1,002	1,338	1,132	1,350	567	109	1,008	6,506
(Average interest rate 6.95%)
Liabilities
UF–fixed rate	3,406	21,046	19,345	6,617	6,994	—	43,030	100,438
(Average interest rate 7.19%)
UF–variable rate	22,580	10,013	—	—	—	—	—	32,593
(Average interest rate 5.32%)
US Dollar–fixed rate	3,658	141	6,976	—	—	—	—	10,775
(Average interest rate 7.58%)
US Dollar–variable rate	4,224	698	698	698	698	—	—	7,016
(Average interest rate 3.10%)

	As of December 31, 2001 Expected Maturity
	2002	2003	2004	2005	2006	Past Due	Thereafter	Total
	(in millions of constant Ch$ as of December 31, 2001)
Assets
UF–fixed rate	44,987	31,231	19,429	12,699	9,954	2,519	31,125	151,944
(Average interest rate 11.12%)
UF–variable rate	5,337	4,447	2,844	1,905	1,297	249	6,216	22,295
(Average interest rate 8.27%)
US Dollar–fixed rate	2,909	3,278	1,139	743	725	460	326	9,580
(Average interest rate 11.28%)
US Dollar–variable rate	1,945	1,225	1,051	1,272	537	142	966	7,138
(Average interest rate 7.74%)
Liabilities
UF–fixed rate	16,058	20,927	19,236	6,580	6,954	—	42,786	112,541
(Average interest rate 7.05%)
UF–variable rate	43,627	—	—	—	—	—	—	43,627
(Average interest rate 5.79%)
US Dollar–fixed rate	3,504	133	6,562	—	—	—	—	10,199
(Average interest rate 7.58%)
US Dollar–variable rate	3,666	657	656	656	656	—	—	6,291
(Average interest rate 4.05%)

MARKET RISK DISCLOSURE OF OLD SANTANDER-CHILE AS OF JUNE 30, 2002

Introduction

This section describes the market risks that Old Santander-Chile was exposed to, the tools and methodology used to control these risks, the portfolios over which these market risk methods were applied and quantitative disclosure that demonstrate the level of exposure to market risk that Old Santander-Chile was assuming. At the same time this section discloses the derivative instruments that Old Santander-Chile used to hedge exposures and offered to its clients.

The principal types of risk inherent in Old Santander-Chile’s business were market, liquidity, operational and credit risks. The effectiveness with which Old Santander-Chile was able to manage the balance between risk and reward was a significant factor in Old Santander-Chile’s ability to generate long-term, stable earnings growth. Toward that end, Old Santander-Chile’s senior management placed great emphasis on risk management.

Old Santander-Chile’s relationship with Banco Santander Central Hispano allowed Old Santander-Chile to take advantage of Banco Santander Central Hispano’s banking policies, procedures and standards, especially with respect to credit approval and risk management. Such policies and expertise have been successfully used by Banco Santander Central Hispano in the Spanish and other banking markets, and Old Santander-Chile’s management believed that such policies and expertise had a beneficial effect upon Old Santander-Chile’s operations.

Market Risk

Market risk is the risk of losses due to unexpected changes in interest rates, foreign exchange rates, inflation rates and other rates or prices. Old Santander-Chile was exposed to market risk mainly as a result of having engaged in the following activities:

•	trading financial instruments, which exposed Old Santander-Chile to interest rate and foreign exchange rate risk;

•	engaging in banking activities, which subjected Old Santander-Chile to interest rate risk, since a change in interest rates affected gross interest income, gross interest expense and customer behavior;

•	engaging in banking activities, which exposed Old Santander-Chile to inflation rate risk, since a change in expected inflation affected gross interest income, gross interest expense and customer behavior; and

•	investing in assets whose returns or accounts are denominated in currencies other than the Chilean peso, which subjected Old Santander-Chile to foreign exchange risk between the Chilean peso and such other currencies.

Market Risk Exposure Categories

Asset and Liability Management

Old Santander-Chile’s policy with respect to asset and liability management was to capitalize on its competitive advantages in treasury operations, maximizing its net interest revenue and return on assets and equity considering interest rate, liquidity and foreign exchange risks, while remaining within the limits provided by Chilean banking regulations. Subject to these constraints, Old Santander-Chile occasionally took mismatched positions with respect to interest rates and foreign currencies. Old Santander-Chile’s asset and liability management policies were developed by the Asset and Liabilities Committee following guidelines and limits established by Banco Santander Central Hispano’s Global Risk Department and Old Santander-Chile’s Market Risk and Control Department. The Asset and Liabilities Committee was composed of senior members of Old Santander-Chile’s Finance Division, the General Manager and the Controller. Senior members of Old Santander-Chile’s Finance Division met daily and, on a formal basis, weekly with the Asset and Liabilities Committee and outside consultants. Old Santander-Chile’s limits and positions were reported on a daily basis to Banco Santander Central Hispano’s Global Risk Department. The Asset and Liabilities Committee reported as often as deemed necessary to Old Santander-Chile’s Board of Directors. The risk limits set by the Asset and Liabilities Committee were implemented by Old Santander-Chile’s

Finance Division and were controlled by the Market Risk and Control Department, which established guidelines and policies for risk management on a day-to-day basis.

The composition of Old Santander-Chile’s assets, liabilities and shareholders’ equity as of June 30, 2002 by currency and term was as follows.

	As of June 30, 2002
	Ch$	UF	Foreign Currency	Total	Percentage
	(in millions of constant Ch$ as of June 30, 2002, except percentages)
Assets
Cash and due from banks	593,620	—	42,881	636,501	10.5%
Other assets(1)
Less than one year	1,146,000	844,929	807,759	2,798,688	46.1
From one to three years	193,490	728,308	116,781	1,038,579	17.1
More than three years	29,971	957,204	192,014	1,179,189	19.4
Bank premises and equipment and other	477,019	—	62	477,081	7.9
Allowance for loan losses	(57,581)	—	—	(57,581)	(1.0)

Total	2,382,519	2,530,441	1,159,497	6,072,457	100.0

Percentage of total assets	39.2%	41.7%	19.1%	100%
Liabilities and Shareholders’ Equity
Non-interest-bearing deposits	938,045	5,547	55,752	999,344	16.5%
Other liabilities(1)
Less than one year	1,592,941	169,048	7,705	1,769,694	29.1
From one to three years	1,183,509	222,332	567,751	1,973,592	32.5
More than three years	657,186	90,356	162,581	910,123	15.0
Shareholders’ equity	362,773	—	—	362,773	6.0
2001 net income	56,931	—	—	56,931	0.9

Total	4,791,385	487,283	793,789	6,072,457	100.0

Percentage of total liabilities and shareholders’ equity	78.9%	8.0%	13.1%	100%

(1)	Other assets include Old Santander-Chile’s rights under foreign exchange contracts, and other liabilities include Old Santander-Chile’s obligations under foreign exchange contracts. For purposes of Old Santander-Chile’s financial statements, Old Santander-Chile’s rights and obligations under foreign exchange contracts were included on a net basis. Mortgage finance bonds issued by Old Santander-Chile were included as other liabilities and mortgage finance bonds held by Old Santander-Chile in its financial investment portfolio (whether issued by Old Santander-Chile or by third parties) were included as other assets.

The composition of Old Santander-Chile’s assets, liabilities and shareholders’ equity at December 31, 2001 by currency and term was as follows:

	December 31, 2001
	Ch$	UF	Foreign Currency	Total	Percentage
	(in millions of constant Ch$ as of December 31, 2001, except percentages)
Assets
Cash and due from banks	409,045	—	41,895	450,940	6.2%
Other assets(1)
Less than one year	1,712,273	948,388	1,670,155	4,330,816	59.3
From one to three years	198,495	288,217	419,553	906,265	12.4
More than three years	105,414	1,000,366	225,383	1,331,163	18.2
Bank premises and equipment and other	349,453	—	—	349,453	4.8
Allowance for loan losses	(65,230)	—	—	(65,230)	(0.9)

Total	2,709,450	2,236,971	2,356,986	7,303,407	100.0

Percentage of total assets	37.1%	30.6%	32.3%	100.00%
Liabilities and Shareholders’ Equity
Non-interest-bearing deposits	754,937	5,046	47,927	807,910	11.1%
Other liabilities(1)
Less than one year	1,367,224	1,551,701	2,088,036	5,006,961	68.5
From one to three years	3,971	144,286	49,919	198,176	2.7
More than three years	63	668,224	168,204	836,491	11.5
Shareholders’ equity	361,776	—	—	361,776	5.0
2001 net income	92,093	—	—	92,093	1.2

Total	2,580,064	2,369,257	2,354,086	7,303,407	100.0

Percentage of total liabilities and shareholders’ equity	35.3%	32.4%	32.3%	100.0%

(1)	Other assets include Old Santander-Chile’s rights under foreign exchange contracts, and other liabilities include Old Santander-Chile’s obligations under foreign exchange contracts. For purposes of Old Santander-Chile’s financial statements, Old Santander-Chile’s rights and obligations under foreign exchange contracts were included on a net basis. Mortgage finance bonds issued by Old Santander-Chile were included as other liabilities and mortgage finance bonds held by Old Santander-Chile in its financial investment portfolio (whether issued by Old Santander-Chile or by third parties) were included as other assets.

Old Santander-Chile generally maintained more Chilean peso-denominated liabilities than Chilean peso-denominated assets and more UF-denominated assets than UF-denominated liabilities. In the context of a rising CPI, this had a positive impact on Old Santander-Chile’s net income by generating net income from adjustments of the UF that exceeded losses arising from price-level restatements. This effect was expected to decrease significantly if rates of inflation would have decreased.

Interest Rate Sensitivity

A key component of Old Santander-Chile’s asset and liability policy was the management of interest rate sensitivity. Interest rate sensitivity is the relationship between market interest rates and net interest revenue due to the maturity or repricing characteristics of interest earning assets and interest-bearing liabilities. For any given period, the pricing structure is matched when an equal amount of such assets and liabilities mature or reprice in that period. Any mismatch of interest earning assets and interest-bearing liabilities is known as a gap position. A positive gap denotes asset sensitivity and means that an increase in interest rates would have a positive effect on net interest revenue while a decrease in interest rates would have a negative effect on net interest revenue.

Old Santander-Chile’s interest rate sensitivity strategy took into account not only the rates of return and the underlying degree of risk, but also liquidity requirements, including minimum regulatory cash reserves, mandatory liquidity ratios, withdrawal and maturity of deposits, capital costs and additional demand for funds. Old Santander- Chile’s maturity mismatches and positions were monitored by Old Santander-Chile and were managed within established limits.

The following table sets forth the repricing of Old Santander-Chile’s interest earning assets and interest-bearing liabilities as of June 30, 2002, and may not reflect interest rate gap positions at other times. In addition, variations in interest rate sensitivity may exist within the repricing periods presented due to the differing repricing dates within the period. Variations may also arise among the different currencies in which interest rate positions are held.

As the following table reflects, Old Santander-Chile’s cumulative gap position in peso-denominated interest earning assets and interest-bearing liabilities and its cumulative gap position in UF-denominated interest earning assets and interest-bearing liabilities for maturity durations of less than one year were negative. However, Old Santander-Chile’s exposure to potential changes in peso interest rates was reduced by the fact that at June 30, 2002, approximately 62.8% of its peso-denominated interest-bearing liabilities and 60.9% of its peso-denominated interest earning assets had a repricing period of less than one month. Approximately 29.8% of Old Santander-Chile’s UF-denominated interest-bearing liabilities and 23.3% of its UF-denominated interest earning assets had a repricing period of less than 90 days. Ninety days is also the most common repricing period for UF-denominated time deposits. In the case of interest earning assets and interest-bearing liabilities denominated in UF, Old Santander-Chile’s exposure to changes in interest rates was reduced by the fact that a significant portion of the interest rate earned or paid on such assets or liabilities was indexed to reflect the daily effect of inflation, and as a result Old Santander-Chile’s gap position was limited to variations in the real interest rate among such assets and liabilities. Further, substantially all of Old Santander-Chile’s foreign currency-denominated loans were funded by foreign currency borrowings and time deposits with comparable maturity or repricing dates. Moreover, mortgage loans which have 8 to 20-year terms were generally financed through mortgage finance bonds issued for the same terms and in the same currency.

	As of June 30, 2002
	Up to 30 days	31-90 days	91-180 days	181-365 days	1-3 years	Over 3 years	Total
	(in millions of constant Ch$ as of June 30, 2002, except for percentages)
Interest earning assets(1)
Ch$	808,032	112,224	92,282	95,778	192,038	26,811	1,327,165
UF	479,214	89,944	91,887	112,700	714,564	955,162	2,443,471
Foreign Currency	437,038	131,043	101,527	21,895	30,673	173,222	895,398

Total	1,724,284	333,211	285,696	230,373	937,275	1,155,195	4,666,034

Interest-bearing liabilities(2)
Ch$	895,404	168,187	56,197	141,916	167,596	4,544	1,433,844
UF	389,189	173,331	187,380	362,466	208,587	565,709	1,886,662
Foreign Currency	287,506	50,268	7,766	195,369	4,249	143,789	688,947

Total	1,572,099	391,786	251,343	699,751	380,432	714,042	4,009,453

Asset/liability gap
Ch$	(87,372)	(55,963)	36,085	(46,138)	24,442	22,267	(106,679)
UF	90,025	(83,387)	(95,493)	(249,766)	505,977	389,453	556,809
Foreign Currency	149,532	80,775	93,761	(173,474)	26,424	29,433	206,451

Total	152,185	(58,575)	34,353	(469,378)	556,843	441,153	656,581

Cumulative gap
Ch$	(87,372)	(143,335)	(107,250)	(153,388)	(128,946)	(106,679)	—
UF	90,025	6,638	(88,855)	(338,621)	167,356	556,809	—
Foreign Currency	149,532	230,307	324,068	150,594	177,018	206,451	—

Total	152,185	93,610	127,963	(341,415)	215,428	656,581	—

Ratio of cumulative gap to cumulative total interest earning assets
Ch$	(10.81)%	(15.58)%	(10.59)%	(13.84)%	(9.92)%	(8.04)%	—
UF	18.79	1.17	(13.44)	(43.76)	11.24	22.79	—
Foreign Currency	34.21	40.54	48.40	21.78	24.51	23.06	—
Total	8.83	4.55	5.46	(13.27)	6.14	14.07	—

(1)	Includes loans (other than contingent loans) and investments.
(2)	Includes time deposits, savings accounts, Central Bank borrowings, repurchase agreements, mortgage finance bonds and other interest-bearing deposits (other than contingent liabilities).

	As of December 31, 2001
	Up to 30 days	31-90 days	91-180 days	181-365 days	1-3 years	Over 3 years	Total
	(in millions of constant Ch$ as of December 31, 2001, except for percentages)
Interest earning assets(1)
Ch$	838,585	79,631	57,683	116,083	196,520	102,252	1,390,754
UF	496,477	92,770	92,309	155,965	279,921	992,101	2,109,543
Foreign Currency	433,511	104,962	99,762	61,743	369,641	189,439	1,259,058

Total	1,768,573	277,363	249,754	333,791	846,082	1,283,792	4,759,355

Interest-bearing liabilities(2)
Ch$	860,072	122,018	28,255	73,259	3,971	63	1,087,638
UF	553,983	317,521	380,799	299,398	144,286	668,224	2,364,211
Foreign Currency	343,576	39,205	12,708	81,530	8	132,260	609,287

Total	1,757,631	478,744	421,762	454,187	148,265	800,547	4,061,136

Asset/liability gap
Ch$	(21,487)	(42,387)	29,428	42,824	192,549	102,189	303,116
UF	(57,506)	(224,751)	(288,490)	(143,433)	135,635	323,877	(254,668)
Foreign Currency	89,935	65,757	87,054	(19,787)	369,633	57,179	649,771

Total	10,942	(201,381)	(172,008)	(120,396)	697,817	483,245	698,219

Cumulative gap
Ch$	(21,487)	(63,874)	(34,446)	8,378	200,927	303,116	—
UF	(57,506)	(282,257)	(570,747)	(714,180)	(578,545)	(254,668)	—
Foreign Currency	89,935	155,692	242,746	222,959	592,592	649,771	—

Total	10,942	(190,439)	(362,447)	(482,843)	214,974	698,219	—

Ratio of cumulative gap to cumulative total interest earning assets
Ch$	(2.56)%	(6.96)%	(3.53)%	(0.77)%	15.59%	21.80%	—
UF	(11.58)	(47.90)	(83.74)	(85.27)	(51.77)	(12.07)	—
Foreign Currency	20.75	28.91	38.03	31.85	55.40	51.61	—
Total	(0.62)	(9.31)	(15.79)	(18.36)	6.19	14.67	—

(1)	Includes loans (other than contingent loans) and investments.
(2)	Includes time deposits, savings accounts, Central Bank borrowings, repurchase agreements, mortgage finance bonds and other interest-bearing deposits (other than contingent liabilities).

Exchange Rate Sensitivity

The regulations of the Central Bank do not permit the difference, whether positive or negative, between a bank’s assets and liabilities denominated in foreign currencies (including assets and liabilities denominated in US dollars but payable in pesos, as well as those denominated in pesos and adjusted by the variation of the US dollars exchange rate) to exceed 20% of the bank’s paid-in capital and reserves; provided that if its assets are higher than its liabilities, it may exceed 20% in an amount equal to its allowances and reserves in foreign currency (excluding those which correspond to profits to be remitted abroad). In the years ended June 30, 2001 and 2002, the gap between foreign currency denominated assets and foreign currency denominated liabilities at Old Santander-Chile, including forward contracts was Ch$(940) million and Ch$12,560 million, respectively.

In recent years, Old Santander-Chile’s results of operations benefited from fluctuations in the exchange rate between the Chilean peso and the US dollar in part due to Old Santander-Chile’s policy and Central Bank regulations relating to the control of material exchange rate mismatches. However, the rate of devaluation or appreciation of the peso against the US dollar was expected to have the following principal effects:

•	if Old Santander-Chile maintained a net asset position in US dollars and a devaluation of the peso against the dollar occurred, Old Santander-Chile would have recorded a related gain, and if an appreciation of the peso occurred, Old Santander-Chile would have recorded a related loss;

•	if Old Santander-Chile maintained a net liability position in US dollars and a devaluation of the peso against the dollar occurred, Old Santander-Chile would have recorded a related loss, and if an appreciation of the peso occurred, Old Santander-Chile would have recorded a related gain;

•	if the inflation rate for a period exceeded the devaluation of the peso against the US dollar during the same period, Old Santander-Chile would have recorded a related gain if it had a net asset position in UFs which exceeded a net liability position in US dollars, and it would have recorded a related loss if it had a net liability position in US dollars which exceeded a net asset position in UFs. The same effect would have occurred if there were an appreciation of the peso against the US dollar; and

•	if the inflation rate for a period were lower than the rate of devaluation of the peso against the US dollar during the same period, Old Santander-Chile would have recorded a related gain if it maintained a net asset position in US dollars and a net liability position in UFs and would have recorded a related loss if it had a net liability position in US dollars and a net asset position in UFs. The same effect would have occurred if there were an appreciation of the peso against the US dollar.

Old Santander-Chile entered into forward exchange contracts which were fundamentally of two types: (i) transactions covering two foreign currencies and (ii) transactions covering only Chilean pesos and UFs against US dollars. The first type was done for hedging purposes, such as when Old Santander-Chile took a liability position in foreign currency other than the US dollar; the second type, which was carried out only in the Chilean local market, was utilized to take foreign currency positions, subject to the regulatory requirement that the forward foreign currency exposure had to be included in the maximum net foreign currency position permitted by applicable regulations.

Statistical Tools for Measuring and Managing Risk

Old Santander-Chile used a variety of mathematical and statistical models, including value at risk (VaR) models, volume limits and scenario simulations to measure, monitor, report and manage market risk.

VaR Model

The VaR model was mainly used to measure interest rate risk of Old Santander-Chile’s local currency trading portfolio and the net foreign currency position

All VaR measurements try to determine the distribution function for the change in value of a given portfolio, and once this distribution is known calculate a percentile linked to the confidence level required which will be equal to the VaR under those parameters. Therefore, if the distribution function of the change in value of a portfolio is known and given by f(x), where x is the random variable of the change in value of the portfolio, then the VaR for a determined level of confidence of k%, is given by the number such that:

k% = ò	¥	f(x)dx
VaR

or:

1 – k% = ò	VaR	f(x)dx
¥

As calculated by Old Santander-Chile, VaR estimated the expected maximum loss in the market value of a given portfolio based on historical simulations to calculate changes in market values which were applied to current values, generating a simulated distribution of gains and losses. The methodology utilized by Old Santander-Chile was based on historical simulations with a confidence level of 99%, over a one-day horizon and a lambda factor of 94%. It was the maximum one-day loss that Old Santander-Chile would have expected to suffer on a given portfolio 99.00% of the time, subject to certain assumptions and limitations discussed below. Conversely, it is the figure that Old Santander-Chile would have expected to exceed only 1.0% of the time. VaR provides a single estimate of market risk that is comparable from one market risk to the other.

Old Santander-Chile used VaR estimates to alert senior management whenever the statistically expected losses in its trading portfolio and net foreign currency position exceeded prudent levels. Limits on VaR were used to control exposure on the local currency fixed-income trading portfolio and the net foreign currency position. Old Santander-Chile’s trading portfolio was mainly comprised of government bonds, mortgage finance bonds and mortgage finance bonds issued and held by Old Santander-Chile. The net foreign currency position included all assets and liabilities in foreign currency (principally US dollars) including forward contracts used to hedge positions. A daily VaR was calculated for the trading portfolio and the net foreign currency position. These daily VaRs were monitored and limited by three different methods: “VaR Stop”, “Loss Trigger” and “Stop Loss”.

VaR Stop. VaR Stop constituted a mixture of risk and performance based on two fundamental parameters: the daily VaR and the monthly results from trading and the net foreign currency position.

VaR Stop = Initial VaR Stop limit – (20% x Monthly loss)

The 20% was calculated based on the assumption that the daily results are independent events and that the daily result is a proxy of the monthly result divided by the square root of 25, considering that there are, on average, 25 business days in a month. VaR Stop permitted Old Santander-Chile not only to impose a daily VaR limit but a limit on the accumulated losses that Old Santander-Chile may have incurred in a given time period. The monthly loss or gain was the accumulated result from the marking to market of Old Santander-Chile’s trading portfolio during the month.

The following is an example of how VaR Stop was utilized.

Day	Daily VaR	Daily Result	Monthly Results	Year-to- Date Results	VaR Stop Limit		% Utilization
31-Jan	100	10	20	20	150		67%
1-Feb	120	—	—	20	150		80
2-Feb	110	(30)	(30)	(10)	144		76
3-Feb	130	(80)	(110)	(90)	128	(1)	102

(1)	Equal to 150 – (20% x (110))

When the initial VaR limit was surpassed, as is the case of February 3, in the example above, Old Santander-Chile’s Market Risk and Control Department would have reported this event to the Chief Executive Officer, the Finance Division and the Asset and Liability Committee. These results were sent on a daily basis to Banco Santander Central Hispano’s Global Risk Department and the Finance Division. The Asset and Liability Committee reviewed the current status of the VaR Stop limits on a weekly basis.

Loss Trigger. A loss trigger was activated when the accumulated losses in the period, both realized and unrealized, exceeded the Loss Trigger limit. The VaR Stop was applicable to limit monthly losses; the Loss Trigger was an additional control over the year-to-date results produced by the trading portfolio and the net foreign currency position. Once the Loss Trigger limit was surpassed, an action plan had to be established. This plan would be executed if the Stop Loss level was reached. The Market Risk and Control Department designed the control and follow-up procedures for the Loss Trigger in coordination with Banco Santander Central Hispano’s Global Risk Department.

Stop Loss. This was defined as the maximum loss permitted. Once this level was reached, the action plan established at the Loss Trigger stage had to be executed and, if necessary, the position had to be closed and/or eliminated. The methodology for calculating the Stop Loss was identical to the Loss Trigger. The Stop Loss was activated when the accumulated losses in a period surpassed an established amount. While the Loss Trigger was a measure for communicating an excessively risky scenario and for defining the action plan, the Stop Loss resulted in the elimination of the position and a limitation on the total loss.

The following is an example of how the Loss Trigger and Stop Loss was utilized.

Day	Daily VaR	Monthly Results	Year-to-Date Results	Loss Trigger	% Utilization	Stop Loss	% Utilization
31-Jan	100	20	20	(150)	—%	(200)	—%
3-Feb	130	(110)	(90)	(150)	60	(200)	45
4-Apr	120	(120)	(210)	(150)	140	(200)	105

In this case, on April 4 both the Loss Trigger and Stop Loss are activated since not only has the VaR Stop limit been surpassed, but the year-to-date losses activated the Loss Trigger and Stop Loss results.

The actual Loss Trigger and the Stop Loss levels were calculated as percentages of the amount budgeted of the expected gains from Old Santander-Chile’s trading portfolio and its net foreign currency position.

Complementary methods

Old Santander-Chile also performed other tests in order to ensure the reliability of it models. Back testing was performed in order to compare VaR and the actual results generated. These tests were performed in order to check the precision of the VaR models. The daily estimated VaR was contrasted with the actual results of the portfolio of the previous day valued at the following days prices. Additionally, the back tests included hypothesis test, excess tests, normal tests, Spearman rank correlation, etc. in order to calibrate the VaR model.

Additionally Old Santander-Chile performed stress tests which consisted of simulating scenarios to estimate the impact these scenarios would have on the value of the portfolios. Old Santander-Chile performed two types of stress test: (i) historical stress testing which re-created historical events such as past financial crisis to see the impact on the present portfolio and (ii) stress tests that simulated extreme scenarios that were not necessarily historical events.

Assumptions and Limitations of VaR Model

Old Santander-Chile’s VaR model assumed that changes in the market risk factors had a normal distribution and that the parameters of this joint distribution (in particular, the standard deviation of risk factor changes and the correlation between them) had been estimated accurately. The model assumed that the correlation and changes in market rates/prices included in Old Santander-Chile’s historical databases were independent and identically distributed random variables, and provided a good estimate of correlation and rate/price changes in the future.

Old Santander-Chile’s VaR methodology should be interpreted in light of the limitations of Old Santander-Chile’s models, which included:

•	A one-day time horizon may not have fully captured the market risk positions that cannot be liquidated or hedged within one day.

•	Old Santander-Chile computed VaR at the close of business, and trading positions may have changed substantially during the course of the trading day.

Scenario Simulations/Sensitivity Analysis

The interest rate risk of the non-trading portfolio and the net foreign currency position is measured using scenario simulations. Because of the limitation in VaR methodology, Old Santander-Chile used scenario simulations to analyze the impact of extreme movements and to adopt policies and procedures in an effort to protect Old Santander-Chile’s capital and results against such contingencies. Old Santander-Chile’s non-trading portfolio was comprised of all positions not included in the trading portfolio. Old Santander-Chile’s net foreign currency position included all positions in a foreign currency.

Old Santander-Chile used scenario simulations to measure Chilean peso and US dollar interest rate risk of the non-trading portfolio and the net foreign currency position. Old Santander-Chile calculated the existing gaps in terms of inflation indexed and non-inflation indexed non-trading portfolios and performed a scenario simulation by calculating the potential loss from an increase (or decrease) of 100-basis points in the entire yield curve in terms of local rates. The same scenario was performed for the net foreign currency position and US dollar interest rates. Old Santander-Chile had set limits as to the maximum loss these types of movements in interest rates could have over Old Santander-Chile’s capital and net financial income budgeted for the year.

These limits are calculated according to the formulas discussed below.

Scenario Simulation (Net Financial Income). To determine the percentage of Old Santander-Chile’s budgeted net financial income for the year that was at risk of being lost with a sudden 100-basis point movement in the entire yield curve, Old Santander-Chile utilized the following equation:

Sensitivity =	n	GAPi x Δr x (365-tj)
	S
	i=1	365

n:	Number of intervals in which sensitivity is measured.
tj:	Average maturity (or duration) for each interval being measured.
Δr:	Change in interest rate. A 100-basis point increase (decrease) in the yield curve is used.
GAP:	Difference between assets and liabilities that are sensitive to interest rates for each period.

Scenario Simulation (Capital and Reserves). To determine the percentage of Old Santander-Chile’s capital and reserves that was at risk of being lost with a sudden 100-basis point movement in the entire yield curve, Old Santander-Chile utilized the following equation:

Sensitivity =	n	GAPi x Δr x (Dmj)
S
i=1

n:	Number of intervals in which sensitivity is measured.
Dmj:	Modified duration for interval i.
Δr:	Change in interest rate. A 100-basis point increase (decrease) in the yield curve is used.
GAP:	Difference between assets and liabilities that are sensitive to interest rates for each period.

Consolidated limits. To determine the consolidated limit, the foreign currency limit was added to the local currency limit for both the net financial income loss limit and the loss limit over capital and reserves using the following formula:

Consolidated limit = Square root of a2 + b2 + 2ab
a:	limit in local currency
b:	limit in foreign currency
Since correlation is assumed to be 0, 2ab = 0

Assumptions and Limitations of Scenario Simulations/Sensitivity Analysis

The most important assumption was the usage of a 100-basis point shift in the yield curve. Old Santander-Chile used a 100-basis point shift since a sudden shift of this magnitude was considered realistic, but not an everyday occurrence given historical movements in the yield curve, and significant in terms of the possible effects a shift of this size could have had on Old Santander-Chile’s performance. Banco Santander Central Hispanos’ Global Risk Department also set comparable limits by country in order to be able to compare, monitor and consolidate market risk by country in a realistic and orderly manner.

Old Santander-Chile’s scenario simulation methodology should be interpreted in light of the limitations of Old Santander-Chile’s models, which included:

•	The scenario simulation assumed that the volumes remained on balance sheet and that they were always renewed at maturity, omitting the fact that credit risk considerations and pre-payments may affect the maturity of certain position.

•	This model assumed an equal shift throughout the entire yield curve and did not take into consideration different movements for different maturities.

•	The model did not take into consideration the sensitivity of volumes to these shift in interest rates.

•	The limits to the loss of the budgeted financial income was calculated over an expected financial income for the year which may not be obtained, signifying that the actual percentage of financial income at risk could be higher than expected.

Volume Limits

In order not to depend solely on the VaR model to measure market risk, Old Santander-Chile also developed Volume Limits which placed a cap on the actual size of the different portfolios being controlled.

Fixed Income: Volume-Equivalent. This system was considered to be an additional limit to the size of Old Santander-Chile’s trading portfolio. This measure sought to homogenize the different instruments in Old Santander-Chile’s fixed income trading portfolio and convert the portfolio into a single instrument of known duration. Old Santander-Chile limited the size of this volume-equivalent portfolio. The equivalent instrument was assumed to have a duration of one year. The equivalent volume was calculated by the Market Risk and Control Department and limits were set by the Assets and Liabilities Committee with respect to size of the volume-equivalent portfolio.

Net Foreign Currency Position: Maximum Net Position. Old Santander-Chile also set an absolute limit to the size of Old Santander-Chile’s net foreign currency position. As of June 30, 2002, the limit was US$90 million. This limit was a useful measure in limiting Old Santander-Chile’s exposure to foreign exchange and interest rate risk, especially in periods of lower volatility and low daily VaR levels. The limit to the size of the net foreign currency position was determined by the Asset and Liabilities Committee and was calculated and monitored by the Market Risk and Control Department.

Central Bank Gap Requirements

The Central Bank also implemented regulations regarding the size of asset and liability gaps. The interest rate gap between assets and liabilities in local and foreign currency cannot exceed 8% of a bank’s capital. In order to measure this Gap, Old Santander-Chile was required to construct the following table:

Period	Gap (1)	Change in interest rate (2)	Sensitivity factor (3)	Net Variation
Up to 30 days	A-L	100 bp	—	(1*2*3)
31 days to 3 months	A-L	100	0.15	(1*2*3)
3 months—6 months	A-L	100	0.34	(1*2*3)
6 months—1 year	A-L	100	0.68	(1*2*3)
1—2 years	A-L	100	1.3	(1*2*3)
2—3 years	A-L	75	2.04	(1*2*3)
3—4 years	A-L	75	2.69	(1*2*3)
4—5 years	A-L	75	3.27	(1*2*3)
5—7 years	A-L	75	3.99	(1*2*3)
7—10 years	A-L	75	4.89	(1*2*3)
10—15 years	A-L	75	5.69	(1*2*3)
15—20 years	A-L	75	5.95	(1*2*3)
> 20 years	A-L	75	5.95	(1*2*3)
Total		S (1*2*3) =<8% of Capital

As of June 30, 2002, Old Santander-Chile’s interest rate gap calculated according to this methodology was 5.15% of capital and reserves.

Trading Portfolio

Local Currency Trading Activities (VaR Model)

The Finance Division managed trading activities following the guidelines set by the Assets and Liabilities Committee and Banco Santander Central Hispano’s Global Risk Department. The Market Risk and Control Department’s activities consisted of (i) applying VaR techniques (as discussed above) to measure interest rate risk; (ii) marking to market Old Santander-Chile’s trading portfolios and measuring daily profit and loss from trading activities; (iii) comparing actual trading VaR and other limits against the established limits; (iv) establishing control procedures for losses in excess of such limits; and (v) providing information about trading activities to the Asset and Liabilities Committee, other members of senior management, the Finance Division and Banco Santander Central Hispano’s Global Risk Department.

Under Chilean GAAP, a bank must separate its financial investment portfolio between “trading” and “permanent” investment portfolios. Under Chilean GAAP, the unrealized holding gains (losses) related to investments classified as permanent have been included in equity. The portfolio considered as “trading” were included in operating results. The Asset and Liabilities Committee, in order to be conservative, had limited even further the Finance Division’s actual trading portfolio. This portfolio was a sub-set of the portfolio defined as “trading” for accounting purposes and was designated “Trading de Gestión” (Managed Trading Portfolio). The market risk of this portfolio was measured using a VaR technique to measure interest rate risk. The composition of this portfolio mainly consisted of Central Bank bond’s, mortgage bonds and low risk Chilean corporate bonds issued locally as can be observed below:

Trading portfolio used for local currency trading VaR calculation	December 31, 2001 Ch$ millions	June 30, 2002 Ch$ millions
PRC (Central Bank bond)	11,384	—
Mortgage Finance Bonds issued by the Bank	13,313	6,982
Mortgage Finance Bonds	22,532	5,568
Zero coupon Central Bank bonds	5,268	1,134
Chilean corporate bonds	78,982	34,826

Total	131,479	48,510

Local Currency Trading: Quantitative Disclosures about Market Risk: VaR

For Old Santander-Chile’s trading portfolio, the average, high and low amounts of the VaR between January 1, 2002 and June 30, 2002 were the following:

Trading Portfolio	Daily VaR in thousands of Ch$
High	731,088
Low	208,882
Average	443,043

The exchange rate used was the average exchange rate for the first half of 2002 defined by the Central Bank of Chile: Ch$665.23 = US$1.00.

For Old Santander-Chile’s trading portfolio, the average, high and low amounts of the VaR between January 1, 2001 and December 31, 2001 were the following:

Trading Portfolio	Daily VaR in thousands of Ch$
High	1,168,922
Low	393,761
Average	720,269

The exchange rate used was the average exchange rate for 2001 defined by the Central Bank of Chile: Ch$633.69 = US$1.00.

The average VaR for the trading portfolio in the first six months of 2002 compared to 2001 showed a slight decrease as Old Santander-Chile had reduced its Market Trading Portfolio.

Other than Trading Portfolio: Foreign Currency Position and Non-Trading Activities

Foreign Currency Positions (VaR and Sensitivity Analysis/Scenario Simulations)

Old Santander-Chile’s foreign currency position included all of Old Santander-Chile’s assets and liabilities in foreign currency, including derivatives that hedged certain foreign currency mismatches. The Finance Division managed Old Santander-Chile’s net foreign currency position following the guidelines approved by the Asset and Liabilities Committee and Banco Santander Central Hispano’s Global Risk Department. In carrying out its market risk management, the Finance Division managed the foreign exchange rate risk arising from mismatches between investments and the funding thereof that arose from differences in amounts and currencies. The Market Risk and Control Department used a VaR model to monitor and measure the exchange rate risk of Old Santander-Chile’s net foreign currency position, which included trading and non-trading activities. The Market Risk and Control Department used scenario simulations, to measure the interest rate risk of Old Santander-Chile’s net foreign currency position.

Foreign Currency Position: Quantitative Disclosures about Market Risk: VaR

For Old Santander-Chile’s net foreign currency position, the average, high and low of the VaR between January 1, 2002 and June 30, 2002 were the following:

Foreign Currency Position	Daily VaR in thousands of Ch$
High	802,933
Low	11,974
Average	299,354

The exchange rate used was the average exchange rate for the first half of 2002 defined by the Central Bank of Chile: Ch$665.23 = US$1.00.

For Old Santander-Chile’s net foreign currency position, the average, high and low of the VaR between January 1, 2001 and December 31, 2001 were the following:

Foreign Currency Position	Daily VaR in thousands of Ch$
High	740,094
Low	19,217
Average	190,262

The exchange rate used was the average exchange rate for 2001 defined by the Central Bank of Chile: Ch$633.69 = US$1.00.

The average VaR in the first half of 2002 for the net foreign currency position increased compared to the average VaR for 2001 mainly as a result of the greater volatility of the foreign exchange markets due to the negative impact caused by the economic and political instability in neighboring countries and the sharp reduction in the internal interest rate environment.

Foreign Currency Position: Quantitative Disclosures about Market Risk: Scenario Simulations

For Old Santander-Chile’s net foreign currency position, any loss caused by a 100-basis point shift in US dollar interest rates could not be greater than 3.5% of total equity or budgeted net financial income. The 3.5% was an internally imposed limit set by the Asset and Liabilities Committee and was modified in 2002. In 2001 both these limits were 1.5%. Old Santander-Chile increased the limit in order to allow the Finance Division greater flexibility in managing foreign currency gaps as the international rates had fallen at all intervals. The 1.5% limit was also internally imposed and was inferior to the limit of 3.5% allowed by Banco Santander Central Hispano.

	Loss Limit established for 2002
Scenario Simulation: 100 Basis Point Shift	Capital and Reserves	Budgeted Net Financial Income
US dollar interest rates Foreign currency position	3.5%	3.5%

The following table, which contemplates a 100-basis point shift in the relevant interest rate, indicates that Old Santander-Chile was within the limits established for 2001 and 2002.

	Net Foreign Currency Position
100 Basis Point Shift	Financial Income	Capital and Reserves
As of December 31, 2001	0.45%	1.07%
As of June 30, 2002	0.40	0.03
Loss limit in 2002	3.5	3.5

Local Currency Non-Trading Activities (Sensitivity Analysis/Scenario Simulations)

Old Santander-Chile’s local currency non-trading portfolio included all positions in the balance sheet that were not considered to be trading instruments denominated in nominal or inflation-indexed Chilean pesos. This included investments. The Finance Division managed the risk management of non-trading positions under guidelines approved by the Asset and Liabilities Committee and Banco Santander Central Hispano’s Global Risk Department. In carrying out its market risk management functions, the Finance Division managed interest rate risk that arose from any mismatches with respect to rates, maturities, repricing periods, notional amounts or other mismatches between Old Santander-Chile’s interest earning assets and its interest-bearing liabilities.

The Market Risk and Control Department: (i) applied scenario simulations (as discussed below) to measure the interest rate risk of the local currency non-trading portfolio and the potential loss of Old Santander-Chile’s non-trading activities; (ii) provided the Asset and Liabilities Committee, the Finance Division and Banco Santander Central Hispano’s Global Risk Department with risk/return reports; and (iii) consolidated all market positions (trading and non-trading) to measure Old Santander-Chile’s total risk profile.

The potential loss in the market value of Old Santander-Chile’s local currency non-trading portfolio resulting from a 100-basis point shift in the yield curve was set at 4.5% of total equity in 2001. In November 2001, Old Santander-Chile’s Asset and Liabilities Committee together with Banco Santander Central Hispano’s Global Risk Department approved an increase in this limit to 6.0%. This indicator was increased in response to the expected increase in growth of long-term loans such as residential mortgage loans, commercial loans with a maturity greater than 1 year and financial investments in order to improve and sustain Old Santander-Chile’s net interest margin. At the same time, the variation in net financial income caused by the 100-basis point shift could not be greater than 3.5% of the total net financial income budgeted for the year. This indicator was not modified in 2002. These limits were internally set by the Asset and Liabilities Committee.

	Loss Limit established for 2002
Scenario Simulation: 100 Basis Point Shift	Capital and Reserves	Budgeted Net Financial Income
Local currency interest rates Non-trading portfolio	6.0%	3.5%

Local Currency Non-Trading Activities: Quantitative Disclosures Market Risk: Scenario Simulations

The following table, which contemplates a 100-basis point shift in the relevant interest rate, indicates that Old Santander-Chile was within the limits established in 2001 and 2002.

	Local Currency Non-Trading Portfolio
100 Basis Point Shift	Financial Income	Capital and Reserves
As of December 31, 2001	0.41%	5.80%
As of June 30, 2002	0.34	3.94
Loss limit in 2002	3.5	6.0

Consolidated Limits

Finally, Old Santander-Chile tracked a consolidated indicator in order to have a notion of the total interest rate risk to which Old Santander-Chile was exposed in terms of capital at risk and financial income at risk. These loss limits were 4.5% of total equity and 3.5% for the budgeted net income until November 2001. For December 2001 and 2002 the consolidated limits were 6.0% of total equity and 3.5% budgeted net income for the year. The consolidated limit was an internally imposed limit set by the Asset and Liabilities Committee and Banco Santander Central Hispano’s Global Risk Department.

	Consolidated
100 Basis Point Shift	Financial Income	Capital and Reserves
As of December 31, 2001	0.61%	5.90%
As of June 30, 2002	0.54	3.94
Loss limit in 2002	3.5	6.0

Disclosures Regarding Derivative Financial Instruments

Old Santander-Chile and its brokerage subsidiary entered into transactions involving derivative instruments, particularly foreign exchange contracts, as part of their asset and liability management and in acting as dealers to satisfy its clients’ needs. The notional amount of these contracts were carried off-balance sheet.

Foreign exchange forward contracts involve an agreement to exchange the currency of one country for the currency of another country at an agreed-upon price and settlement date. These contracts are generally standardized contracts, normally for periods between 1 and 180 days and are not traded in a secondary market; however, in the normal course of business and with the agreement of the original counterparty, they may be terminated or assigned to another counterparty.

When Old Santander-Chile entered into a forward exchange contract, it analyzed and approved the credit risk (the risk that the counterparty might default on its obligations). Subsequently, on an ongoing basis, it monitored the possible losses involved in each contract. To manage the level of credit risk, Old Santander-Chile dealt with counterparties of good credit standing, entered into master netting agreements whenever possible and, when appropriate, obtained collateral.

The Central Bank requires that foreign exchange forward contracts be made only in US dollars and other major foreign currencies. In the case of Old Santander-Chile, most forward contracts were made in US dollars against the Chilean peso or the UF. Occasionally, forward contracts were also made in other currencies, but only when Old Santander-Chile acted as an intermediary.

Unrealized gains, losses, premiums and discounts arising from foreign exchange forward contracts were shown on a net basis under Other Liabilities. This net value as of June 30, 2001 and 2002, were Ch$30,534 million and Ch$20,829 million, respectively.

During 2001 and 2002 Old Santander-Chile entered into interest rate and cross currency swap agreements to manage exposure to fluctuation in currencies and interest rates. The differential between the interest paid or received on a specified notional amount was recognized under “Foreign exchange transactions, net”. The fair value of the swap agreement and changes in the fair value as a result of changes in market interest rates were not recognized in the consolidated financial statement.

Old Santander-Chile’s foreign currency futures and forward operations and other derivative products outstanding as at June 30, 2001 and 2002 are summarized below:

(a) Foreign currency and interest rate contracts

					Notional amounts
	Number of contracts		Up to 3 months		Over 3 months
	2001	2002	2001	2002	2001	2002
	(thousands of US$)
Chilean market:
Future purchase of foreign currency with Chilean pesos	193	189	457,313	229,856	616,933	617,310
Future sale of foreign currency with Chilean pesos	238	283	906,687	543,450	940,937	983,899
Foreign currency forwards	30	11	2,053	1,577	20,867	4,521

					Notional amounts
	Number of contracts		Up to 3 months		Over 3 months
	2001	2002	2001	2002	2001	2002
	(thousands of US$)
Foreign markets:
Foreign currency forwards	39	47	9,057	14,373	21,759	110,139
Interest rate swap	16	67	27,000	246,680	346,500	827,443

The notional amounts refer to the US dollars bought or sold or to the US dollar equivalent of foreign currency bought or sold for future settlement. The contract terms correspond to the duration of the contracts as from the date of the transaction to the date of the settlement.

(b) Contracts expressed in the UF index

					Notional amounts
	Number of contracts		Up to 3 months		Over 3 months
	2001	2002	2001	2002	2001	2002
			UF	UF	UF	UF
Forward in UF/Ch$ sold	3	2	—	—	250,000	150,000

Other Subsidiaries

For VaR measurements and scenario simulations, Old Santander-Chile’s trading and non-trading portfolios and the net foreign currency position did not consolidate the asset-liability structure of the Santander Fund Management, Santander Insurance or Santander Securitization. The balance sheets of these subsidiaries were mainly comprised of non-sensitive assets and liabilities, fixed assets and capital and in total only represent 0.3% of Old Santander-Chile’s total consolidated assets.

The following table provides summary balance sheets for Santander Fund Management, Santander Insurance and Santander Securitization at June 30, 2002.

Subsidiaries		Assets as of June 30,		Shareholders’ Equity at June 30,		Net Income for the six month periods ended June 30,
	Participation	2001	2002	2001	2002	2001	2002
Santander S.A. Administradora de Fondos Mutuos	99.96%	8,981	12,564	8,271	11,887	1,545	2,207
Santander S.A. Sociedad Securitizadora	99.64%	3,226	10,058	1,412	2,079	204	869
Corredora de Seguros Santander Ltda.	99.99%	671	1,389	549	1,242	236	383

Total		12,878	24,011	10,232	15,208	1,985	3,459

Liquidity Management

Liquidity management sought to ensure that, even under adverse conditions, Old Santander-Chile had access to the funds necessary to cover client needs, maturing liabilities and capital requirements. Liquidity risk arose in the general funding for Old Santander-Chile’s financing, trading and investment activities. It included the risk of unexpected increases in the cost of funding the portfolio of assets at appropriate maturities and rates, the risk of being unable to liquidate a position in a timely manner at a reasonable price and the risk that Old Santander-Chile would be required to repay liabilities earlier than anticipated.

Old Santander-Chile’s general policy was to maintain liquidity adequate to ensure its ability to honor withdrawals of deposits, make repayments at maturity of other liabilities, extend loans and meet its own working capital needs. The minimum amount of liquidity was determined by the reserve requirements of the Central Bank. Deposits were subject to a reserve requirement of 9% for peso-denominated demand deposits, 3.6% for peso and UF-denominated time deposits and 19% for demand deposits and 13.6% for time deposits for dollar and other foreign currency obligations. The Central Bank has statutory authority to increase these percentages to up to 40% for demand deposits and up to 20% for time deposits, to implement monetary policy. In addition, a 100% special reserve (reserva técnica) applies to demand deposits, deposits in checking accounts, other demand deposits received or obligations payable on sight, incurred in the ordinary course of business, other deposits unconditionally payable immediately or within a term of less than 30 days and other time deposits payable within 10 days to the extent their aggregate amount exceeds 2.5 times the amount of a bank’s paid-in capital and reserves. Interbank loans are deemed to have a maturity of more than 30 days, even if payable within the following 10 days.

In 1999 the Central Bank passed new regulations regarding liquidity which can be summarized as follows:

•	The sum of the liabilities with a maturity of less than 30 days cannot exceed the sum of the assets with maturity of 30 days by more than an amount equal to a bank’s capital. This limit must be calculated separately for the gap in pesos and the gap in foreign currency. In any case the sum of the gap in local currency and foreign currency cannot be greater than a bank’s capital.

•	The sum of the liabilities with a maturity of less than 90 days cannot exceed the sum of the assets with a maturity of less than 90 days by more than 2 times a bank’s capital. This limit must be calculated in local currency and foreign currencies together as one gap.

Old Santander-Chile also set other internal liquidity limits. The Market Risk Control Department measured two other liquidity indicators:

Net accumulated liquidity ratio

S ((Assets with maturity up to 30 days) - (Liabilities with maturity up to 30 days))	> = (7.5)%
S (Liabilities with maturity up to 30 days)

As of June 30, 2002, this limit in local currency was 13.6% and 18.8% in foreign currency.

Liquidity coefficient

Liquid assets (at liquidation value) / (Total liabilities—capital + contingent) >= 2%

As of June 30, 2002, this limit in local currency was 20.7% and 18.3% in foreign currency.

Old Santander-Chile also performed scenario simulations in terms of percentage of assets and liabilities that were renewed in order to determine liquidity deficits in hypothetical crisis scenarios.

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Within 90 days prior to the filing date of this report, Santander-Chile, under the supervision and with the participation of its management, including the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of its disclosure controls and procedures. Based on this evaluation, Santander-Chile’s Chief Executive Officer and Chief Financial Officer concluded that Santander-Chile’s disclosure controls and procedures are effective for gathering, analyzing and disclosing the information that Santander-Chile is required to disclose in the reports it files under the Securities Exchange Act of 1934, within the time periods specified in the SEC’s rules and forms. Santander-Chile’s management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives. There have been no significant changes in Santander-Chile’s internal controls or other factors that could significantly affect internal controls subsequent to the date of their evaluation.

ITEM 16. AUDIT COMMITTEE FINANCIAL EXPERT

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18. FINANCIAL STATEMENTS

Reference is made to Item 19 for a list of all financial statements filed as a part of this Annual Report.

ITEM 19. EXHIBITS

(a) Index to Financial Statements

(b) Index to Exhibits:

Exhibit Number	Description

1.1	Restated Articles of Incorporation and By-Laws (estatutos) of Santander-Chile (Spanish Version) (incorporated by reference to our Registration Statement on Form F-4 (Registration No. 333-100975) filed with the Commission on December 12, 2002).

1.2	Restated Articles of Incorporation and By-Laws (estatutos) of Santander-Chile (English Version) (incorporated by reference to our Registration Statement on Form F-4(Registration No. 333-100975) filed with the Commission on December 12, 2002).

2A.1	Form of Amended and Restated Deposit Agreement, dated August 1, 2002, among Banco Santander-Chile (formerly known as Banco Santiago), the Bank of New York (as depositary) and Holders of American Depositary Receipts (incorporated by reference to our Registration Statement on Form F-6 No. 333-97303, filed with the Commission on July 26, 2002).

2A.2	Form of Foreign Investment Contract among Banco Santiago, JPMorgan Chase Bank and the

Central Bank of Chile relating to the foreign exchange treatment of an investment in ADSs (accompanied by an English translation) (Incorporated by reference to our Registration Statement on Form F-1 (Registration No. 333-7676) filed with the Commission on October 23, 1997).

2A.3	Copy of the Central Bank Chapter XXVI Regulations Related to the Acquisition of Shares in Chilean Corporations and the Issuance of Instrument on Foreign Stock Exchanges or under Other Terms and Conditions of Issue (accompanied by an English translation) (incorporated by reference to Santander-Chile’s Annual Report for the fiscal year ended December 31, 1996 (File No. 1-13448) filed with the Commission on June 30, 1997).

2A.4	Press release by Central Bank eliminating exchange restrictions (accompanied by an English translation) (incorporated by reference to Santander-Chile’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001 (File No. 1-13448) filed with the Commission on June 28, 2001).

2B.1	Program Agreement and Offering Circular for Santander-Chile’s U.S. $300 million Euro Medium Term Note Program (incorporated by reference to Santander-Chile’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001 (File No. 1-13448) filed with the Commission on June 28, 2001).

2B.2	Indenture for 61/2 % subordinated notes dated as of October 15, 1998 between Santander-Chile and Bankers Trust Company, as trustee (incorporated by reference to Santander-Chile’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001 (File No. 1-13448) filed with the Commission on June 28, 2001).

2B.3	First Supplemental Indenture for 61/2 % subordinated notes dated as of October 15, 1998 between Santander-Chile and Bankers Trust Company, as trustee (incorporated by reference to Santander-Chile’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001 (File No. 1-13448) filed with the Commission on June 28, 2001).

2B.4	Agreement for the Issuance of Bonds dated November 26, 1996 between Santander-Chile and Banco Security (accompanied by an English translation) (incorporated by reference to Santander-Chile’s Annual Report for the fiscal year ended December 31, 1996 (File No. 1-13448) filed with the Commission on June 30, 1997).

2B.5	Agreement for the Issuance of Subordinated Bonds dated November 26, 1996 between Santander-Chile and Banco Security (accompanied by an English translation) (incorporated by reference to Santander-Chile’s Annual Report for the fiscal year ended December 31, 1996 (File No. 1-13448) filed with the Commission on June 30, 1997).

4A.1	Resolution of the Shareholders’ Meeting of the former Santander-Chile of June 10, 1996, authorizing the Merger with Osorno (accompanied by an English translation) (incorporated by reference to Santander-Chile’s Annual Report for the fiscal year ended December 31, 1996 (File No. 1-13448) filed with the Commission on June 30, 1997).

4A.2	Resolution of the Shareholders’ Meeting of Osorno of June 10, 1996, authorizing the Merger with the former Santander-Chile (accompanied by an English translation) (incorporated by reference to Santander-Chile’s Annual Report for the fiscal year ended December 31, 1996 (File No. 1-13448) filed with the Commission on June 30, 1997).

4A.3	Share Purchase Promise Agreement dated April 11, 1996 between Santander-Chile and the Former Osorno Control Group (accompanied by an English translation) (incorporated by reference to Santander-Chile’s Annual Report for the fiscal year ended December 31, 1996 (File No. 1-13448) filed with the Commission on June 30, 1997).

4A.4	Share Purchase Agreement dated November 11, 1996 between Santander-Chile and the Former Osorno Control Group (accompanied by an English translation) (incorporated by reference to Santander-Chile’s Annual Report for the fiscal year ended December 31, 1996 (File No. 1-13448) filed with the Commission on June 30, 1997).

4A.5	Automatic Teller Machines Participation Agreement dated October 1, 1988 between Banco Español-Chile (predecessor to Santander-Chile) and REDBANC (accompanied by an English translation) (incorporated by reference to Santander-Chile’s Annual Report for the fiscal year ended December 31, 1996 (File No. 1-13448) filed with the Commission on June 30, 1997).

4A.6	Stock Purchase Agreement relating to Santander Insurance dated July 2, 1998 among Santander Chile Holding, Soince S.A. and Santander-Chile (incorporated by reference to Santander-Chile’s Annual Report for the fiscal year ended December 31, 1998 (File No. 1-13448) filed with the Commission on June 15, 1999).

4A.7	Share Buyout and Release of Preferential Options Agreement relating to Santander Securitization dated October 28, 1998 between Santander Chile Holding and Santander-Chile (incorporated by reference to Santander-Chile’s Annual Report for the fiscal year ended December 31, 1998 (File No. 1-13448) filed with the Commission on June 15, 1999).

4A.8	Outsourcing agreement between Banco Santiago and IBM de Chile S.A.C. dated June 30, 2000 (including English summary) (incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2000) (File No. 1-4554) filed with the Commission on December 31, 2000).

7.	Statement explaining Calculation of Ratios (incorporated by reference to Santander-Chile’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001 (File No. 1-13448) filed with the Commission on June 28, 2001).

8.	List of Subsidiaries.

99.1	Section 906 Certification.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

BANCO SANTANDER-CHILE

By:	/s/ GONZALO ROMERO A.
Name: Gonzalo Romero A.
Title: General Counsel

Date: June 27, 2003

CHIEF EXECUTIVE OFFICER CERTIFICATION

I, Fernando Cañas, certify that:

1. I have reviewed this Annual Report on Form 20-F of Banco Santander-Chile;

2. Based on my knowledge, this Annual Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Annual Report;

3. Based on my knowledge, the financial statements, and other financial information included in this Annual Report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this Annual Report;

4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

    (a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Annual Report is being prepared;

    (b) evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this Annual Report (the “Evaluation Date”); and

    (c) presented in this Annual Report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s Board of Directors (or persons performing the equivalent function):

    (a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

    (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6. The registrant’s other certifying officer and I have indicated in this Annual Report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

By:	/s/ FERNANDO CAÑAS
Name: Fernando Cañas Title: Chief Executive Officer

Date: June 27, 2003

CHIEF FINANCIAL OFFICER CERTIFICATION

I, David Turiel, certify that:

1. I have reviewed this Annual Report on Form 20-F of Banco Santander-Chile;

2. Based on my knowledge, this Annual Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Annual Report;

3. Based on my knowledge, the financial statements, and other financial information included in this Annual Report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this Annual Report;

4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

    (a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Annual Report is being prepared;

    (b) evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this Annual Report (the “Evaluation Date”); and

    (c) presented in this Annual Report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s Board of Directors (or persons performing the equivalent function):

    (a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

    (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6. The registrant’s other certifying officer and I have indicated in this Annual Report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

By:	/s/ DAVID TURIEL
Name: David Turiel Title: Chief Financial Officer

Date: June 27, 2003

BANCO SANTANDER CHILE

Consolidated financial statements as of

December 31, 2001 and 2002 and for each of the three

years in the period ended December 31, 2002

BANCO SANTANDER CHILE

CONSOLIDATED FINANCIAL STATEMENTS

Ch$	-	Chilean pesos
MCh$	-	Millions of Chilean pesos
US$	-	United States dollars
ThUS$	-	Thousands of United States dollars
UF	-	A UF is a daily-indexed, peso-denominated monetary unit. The UF rate is set daily in advance based on the previous month’s inflation rate.

Applications of Constant Pesos

The above December 31, 2000, 2001 and 2002 consolidated financial statements have been restated for general price-level changes and expressed in constant Chilean pesos of December 31, 2002 purchasing power.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of

Banco Santander Chile

We have audited the accompanying consolidated balance sheet of Banco Santander Chile (formerly Banco Santiago) and its subsidiaries (the “Bank”) as of December 31, 2002 and the related consolidated statements of income, of cash flows and of shareholders’ equity for the year then ended, all expressed in millions of constant Chilean pesos. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of Banco Santander Chile (formerly Banco Santiago) as of December 31, 2001 and for the two years in the period ended December 31, 2001, were audited by other auditors whose report dated January 18, 2002, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in both Chile and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Banco Santander Chile (formerly Banco Santiago) and its subsidiaries as of December 31, 2002 and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in Chile and the rules of the regulatory agencies referred to in Note 1.

As described in Note 2, during the year ended December 31, 2002 the Bank modified the accounting treatment of financial investments in mortgage finance bonds issue by the Bank. Also, as discussed in Note 3, the merger of Banco Santiago with the former Banco Santander-Chile was consummated on August 1, 2002.

To the Board of Directors and Shareholders of

Banco Santander Chile

2

Accounting principles generally accepted in Chile vary in certain important respects from accounting principles generally accepted in the United States of America and as allowed by Item 18 to Form 20-F. The application of the latter would have affected the determination of net income expressed in Chilean pesos for the year ended December 31, 2002 and the determination of shareholders’ equity and financial position also expressed in Chilean pesos at December 31, 2002 to the extent summarized in Note 28 to these consolidated financial statements.

Santiago, Chile

January 17, 2003

BANCO SANTANDER CHILE

CONSOLIDATED BALANCE SHEETS

Adjusted for general price-level changes and expressed

in millions of constant Chilean pesos (MCh$) of

December 31, 2002 and thousands of US dollars (ThUS$)

	At December 31,
	2001	2002	2002
	MCh$	MCh$	ThUS$
			Unaudited
			(Note 1q)
ASSETS
CASH AND DUE FROM BANKS (Note 4)
Non-interest bearing	526,423	868,189	1,218,717
Interbank deposits-interest bearing	45,628	110,045	154,476

Total cash and due from banks	572,051	978,234	1,373,193

INVESTMENTS (Note 5)
Government securities	430,789	1,206,554	1,693,695
Investments under agreements to resell	7,024	332,331	466,509
Other financial investments	309,832	263,205	369,473
Investment collateral under agreements to repurchase	224,697	697,288	978,815

Total investments	972,342	2,499,378	3,508,492

LOANS, NET (Note 6)
Commercial loans	2,056,264	2,900,604	4,071,709
Consumer loans	314,934	709,522	995,989
Mortgage loans	1,072,063	1,584,905	2,224,803
Foreign trade loans	391,992	533,138	748,390
Interbank loans	21,614	4,126	5,792
Lease contracts (Note 7)	272,875	422,615	593,244
Other outstanding loans	616,072	924,174	1,297,305
Past due loans	68,255	166,850	234,215
Contingent loans	374,763	620,817	871,469
Allowance for loan losses (Note 8)	(97,263)	(167,654)	(235,344)

Total loans, net	5,091,569	7,699,097	10,807,572

OTHER ASSETS
Bank premises and equipment, net (Note 9)	119,455	212,906	298,866
Assets received in lieu of payment	9,331	24,904	34,959
Assets to be leased	10,659	37,326	52,397
Investments in other companies (Note 10)	2,770	4,708	6,609
Other (Note 11)	182,868	203,914	286,244

Total other assets	325,083	483,758	679,075

TOTAL ASSETS	6,961,045	11,660,467	16,368,332

The accompanying Notes 1 to 28 form an integral part of these consolidated financial statements.

BANCO SANTANDER CHILE

CONSOLIDATED BALANCE SHEETS

Adjusted for general price-level changes and expressed

in millions of constant Chilean pesos (MCh$) of

December 31, 2002 and thousands of US dollars (ThUS$)

	At December 31,
	2001	2002	2002
	MCh$	MCh$	ThUS$
			Unaudited
			(Note 1q)
LIABILITIES AND SHAREHOLDERS’ EQUITY
DEPOSITS
Non-interest bearing
Current accounts	534,583	1,099,820	1,543,868
Banker’s drafts and other deposits	341,696	756,477	1,061,901

Total non-interest bearing	876,279	1,856,297	2,605,769
Interest bearing
Saving accounts and time deposits	2,702,965	4,227,612	5,934,491

Total deposits	3,579,244	6,083,909	8,540,260
OTHER INTEREST BEARING LIABILITIES (Note 12)
Chilean Central Bank borrowings
Credit lines for renegotiations of loans	16,349	15,753	22,114
Other Central Bank borrowings	108,366	13,960	19,597

Total Central Bank borrowings	124,715	29,713	41,711
Investments under agreements to repurchase	224,822	730,145	1,024,938
Mortgage finance bonds	1,126,616	1,562,010	2,192,664
Other borrowing
Bonds	234,155	400,634	562,388
Subordinated bonds	272,824	454,962	638,651
Borrowings from domestic financial institutions	118,785	62,147	87,239
Foreign borrowings	186,728	604,696	848,839
Other obligations	43,313	76,900	107,948

Total other borrowings	855,805	1,599,339	2,245,065

Total other interest bearing liabilities	2,331,958	3,921,207	5,504,378
OTHER LIABILITIES
Contingent liabilities (Note 11)	374,257	620,754	871,381
Other (Note 11)	120,643	70,606	99,113

Total other liabilities	494,900	691,360	970,494
CONTINGENCIES AND COMMITMENTS (Note 23)
MINORITY INTEREST	—	786	1,104

Total liabilities	6,406,102	10,697,262	15,016,236
SHAREHOLDERS’ EQUITY (Note 15)
Capital and reserves	432,664	805,890	1,131,265
Net income for the year	122,279	157,315	220,831

Total shareholders’ equity	554,943	963,205	1,352,096
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	6,961,045	11,660,467	16,368,332

The accompanying Notes 1 to 28 form an integral part of these consolidated financial statements.

BANCO SANTANDER CHILE

CONSOLIDATED STATEMENTS OF INCOME

Expressed in millions of constant Chilean pesos (MCh$) of

December 31, 2002 and thousands of US dollars (ThUS$)

	Year ended December 31,
	2000	2001	2002	2002
	MCh$	MCh$	MCh$	ThUS$
				Unaudited
				(Note 1q)
INTEREST REVENUE AND EXPENSE
Interest revenue	644,025	596,763	1,031,577	1,448,072
Interest expense	(403,245)	(336,714)	(512,131)	(718,902)

Net interest revenue	240,780	260,049	519,446	729,170
PROVISION FOR LOAN LOSSES (Note 8)	(47,589)	(47,946)	(91,207)	(128,032)
FEES AND INCOME FROM SERVICES (Note 17)
Fees and other services income	55,212	61,937	124,720	175,076
Fees and other services expenses	(14,628)	(12,164)	(22,578)	(31,694)

Total fees income and expenses from services, net	40,584	49,773	102,142	143,382
OTHER OPERATING INCOME
Gains from trading activities	15,917	22,192	95,655	134,276
Losses from trading activities	(10,695)	(13,280)	(65,982)	(92,622)
Foreign exchange transactions, net	11,830	10,385	(25,342)	(35,574)
Other operating income	—	4,570	8,188	11,494
Other operating expenses	—	(10,986)	(26,338)	(36,972)

Total other operating income (loss)	17,052	12,881	(13,819)	(19,398)
OTHER INCOME AND EXPENSES
Recovery of loans previously written off	9,355	11,672	25,134	35,282
Non-operating income (Note 18)	5,957	16,532	21,114	29,639
Non-operating expenses (Note 18)	(12,187)	(18,130)	(78,465)	(110,145)
Income attributable to investments in other companies (Note 10)	96	198	442	621
Minority interest	(39)	—	(182)	(256)

Total other income and expenses	3,182	10,272	(31,957)	(44,859)
OPERATING EXPENSES
Personnel salaries and expenses	(76,886)	(83,985)	(147,517)	(207,076)
Administrative and other expenses	(56,764)	(57,260)	(99,962)	(140,321)
Depreciation and amortization	(14,009)	(17,307)	(39,353)	(55,242)

Total operating expenses	(147,659)	(158,552)	(286,832)	(402,639)
NET LOSS FROM PRICE-LEVEL RESTATEMENT (Note 25)	(11,973)	(7,843)	(13,024)	(18,283)
INCOME BEFORE INCOME TAXES	94,377	118,634	184,749	259,341
Income taxes (Note 22)	(424)	3,645	(27,434)	(38,510)

Net income for the year	93,953	122,279	157,315	220,831

The accompanying Notes 1 to 28 form an integral part of these consolidated financial statements.

BANCO SANTANDER CHILE

CONSOLIDATED STATEMENTS OF CASH FLOWS

Expressed in millions of constant Chilean pesos (MCh$) of

December 31, 2002 and thousands of US dollars (ThUS$)

	Year ended December 31,
	2000	2001	2002	2002
	MCh$	MCh$	MCh$	ThUS$
				Unaudited
				(Note 1q)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	93,953	122,279	157,315	220,831
Items that do not represent cash flows:
Provision for loan losses	47,588	47,945	91,207	128,032
Depreciation and amortization	14,009	17,307	39,353	55,242
Market value of financial investments (trading portfolio)	—	—	(3,396)	(4,768)
(Gain) loss on sales of bank premises and equipment	(182)	(26)	(250)	(351)
(Gain) loss on sales of goods received in lieu of payment	(1,234)	(2,968)	(15,770)	(22,138)
Net change in other assets and other liabilities	19,180	(6,420)	(73,902)	(103,740)
Share of profit in equity method investments	(96)	(198)	(442)	(621)
Minority interest	39	—	182	256
Write-offs of assets received in lieu of payment	—	—	10,593	14,870
Net change in interest accruals	(11,609)	5,657	56,711	79,608
Price-level restatement	11,973	7,843	13,024	18,283
Others	172,378	(401,862)	85,195	119,592

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	345,999	(210,443)	359,820	505,096
CASH FLOWS FROM INVESTING ACTIVITIES
Net decrease (increase) in loans	(202,682)	(282,597)	576,010	808,571
Net change of assets received in lieu of payment	23,227	17,950	36,543	51,298
Purchases of bank premises and equipment	(8,015)	(9,136)	(15,655)	(21,976)
Investment in other companies	(146)	(515)	(97)	(137)
Net change in other financial investments	49,025	(687)	135,079	189,617
Proceeds from sales of bank premises and equipment	306	424	14,429	20,255
Dividends received from equity method investments	334	180	316	444

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	(137,951)	(274,381)	746,625	1,048,072
CASH FLOWS FROM FINANCING ACTIVITIES
Net increase (decrease) in current accounts	45,499	18,628	126,939	178,191
Net increase (decrease) in savings accounts and time deposits	(246,596)	324,561	(948,759)	(1,331,816)
Net increase (decrease) in bankers’ drafts and other deposits	197,840	(76,313)	(10,515)	(14,761)
Net increase (decrease) in investments under agreements to repurchase	7,134	62,145	(23,898)	(33,547)
Increase in mortgage finance bonds	209,800	293,440	295,246	414,450
Repayments of mortgage finance bonds	(179,024)	(190,837)	(272,221)	(382,129)
Proceeds from bond issues	37,678	10,410	—	—
Repayments of bond issues	(17,866)	(16,721)	(94,033)	(131,999)
Short-term funds borrowed	12,154,425	17,823,717	(223,281)	(313,430)
Short-term borrowings repaid	(12,224,108)	(17,726,110)	183,538	257,641
Proceeds from issuance of long-term borrowings	14,866	81,509	20,050	28,145
Dividends paid	(55,644)	(93,797)	(217,431)	(305,218)

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(55,996)	510,632	(1,164,365)	(1,634,473)
EFFECT OF PRICE—LEVEL RESTATEMENT ON CASH AND DUE FROM BANKS	7,017	14,987	(185)	(260)

NET INCREASE (DECREASE) IN CASH AND DUE FROM BANKS	159,069	40,795	(58,105)	(81,565)
CASH AND DUE FROM BANKS, BEGINNING OF YEAR	372,187	531,256	1,036,339	1,454,758

CASH AND DUE FROM BANKS, END OF YEAR	531,256	572,051	978,234	1,373,193

The accompanying Notes 1 to 28 form an integral part of these consolidated financial statements.

BANCO SANTANDER CHILE

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

Expressed in millions of constant Chilean pesos (MCh$) of December 31, 2002

(except for number of shares)

	Number of shares	Paid-in share Capital	Legal reserve	Financial investment reserve	Net income for the year	Total
	Millions	MCh$	MCh$	MCh$	MCh$	MCh$
Balances at January 1, 2000 (historical)	98,934.2	373,203	12,688	(747)	50,529	435,673
Retained earnings		—	50,529	—	(50,529)	—
Dividend paid		—	(50,529)	—	—	(50,529)
Price-level restatement		17,541	1,152	—	—	18,693
Unrealized gains in financial investments classified as permanent		—	—	2,664	—	2,664
Net income for the year		—	—	—	88,510	88,510

Balances as of December 31, 2000	98,934.2	390,744	13,840	1,917	88,510	495,011

Restatement of December 31, 2000 balances to December 31, 2002 constant pesos	98,934.2	414,782	14,691	2,036	93,955	525,464

Balances at January 1, 2001 (historical)	98,934.2	390,744	13,840	1,917	88,510	495,011
Retained earnings		—	88,510	—	(88,510)	—
Dividend paid		—	(88,510)	—	—	(88,510)
Price-level restatement		12,113	606	—	—	12,719
Unrealized gains in financial investments classified as permanent		—	—	1,005	—	1,005
Net income for the year		—	—	—	118,764	118,764

Balances as of December 31, 2001	98,934.2	402,857	14,446	2,922	118,764	538,989

Restatement of December 31, 2001 balances to December 31, 2002 constant pesos	98,934.2	414,782	14,874	3,008	122,279	554,943

Banco Santiago	98,934.2	402,857	14,446	2,922	118,764	538,989
Merger of Banco Santander-Chile	89,511.9	273,049	84,791	3,820	92,092	453,752

Balances at January 1, 2002 (historical)	188,446.1	675,906	99,237	6,742	210,856	992,741
Retained earnings		—	210,856	—	(210,856)	—
Dividend paid		—	(210,856)	—	—	(210,856)
Price-level restatement		20,007	2,614	—	—	22,621
Unrealized gains in financial investments classified as permanent		—	—	1,384	—	1,384
Net income for the year		—	—	—	157,315	157,315

Balances as of December 31, 2002	188,446.1	695,913	101,851	8,126	157,315	963,205

The accompanying Notes 1 to 28 form an integral part of these consolidated financial statements.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in millions of constant Chilean pesos (MCh$)

of December 31, 2002 (except as indicated)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Basis of presentation

Banco Santander Chile (formerly Banco Santiago) is a corporation (sociedad anónima bancaria) organized under the laws of the Republic of Chile that provides a broad range of general banking services to customer bases covering individuals to major corporations. Banco Santander Chile and its subsidiaries (collectively referred to herein as the “Bank”) offer general commercial and consumer banking services and provide other services, including factoring, collection, leasing, securities and insurance brokerage, mutual and investment funds management and investment banking.

As discussed in Note 3, the merger of Banco Santiago and the former Banco Santander-Chile was consummated on August 1, 2002. The merger was accounted for retroactively by combining the financial statements of the former Banco Santander-Chile with those of Banco Santiago at book values at January 1, 2002, as agreed in the Meeting of Shareholders of both banks, and pursuant to Chilean merger accounting principles.

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Chile and regulations of the Superintendencia de Bancos e Instituciones Financieras (the “Superintendency of Banks”), collectively referred to as “Chilean GAAP.” For the convenience of the reader, the consolidated financial statements have been translated into English, certain reclassifications have been made and certain subtotals and clarifying account descriptions have been added.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The consolidated financial statements include Banco Santander Chile (formerly Banco Santiago) and its majority owned subsidiaries. All significant intercompany transactions and balances have been eliminated in the consolidation. The majority interests of Banco Santander Chile (formerly Banco Santiago) as of December 31, 2001 and 2002 were as follows:

	Percentage Owned
	2001			2002
	Direct	Indirect	Total	Direct	Indirect	Total
	%	%	%	%	%	%
Subsidiary
Santiago Leasing S.A.	99.50	0.50	100.00	99.50	0.50	100.00
Santiago Corredores de Bolsa Ltda.	99.20	0.80	100.00	99.20	0.80	100.00
Santiago S.A. Administradora General de Fondos (1)	99.95	0.05	100.00	99.96	0.04	100.00
Santiago Asesorías Financieras Ltda. (4)	99.80	0.20	100.00	—	—	—
Santiago Agente de Valores Ltda. (2)	99.00	1.00	100.00	—	—	—
Santiago S.A. Administradora de Fondos de Inversión (1)	99.99	0.01	100.00	—	—	—
Cobranzas y Recaudaciones Ltda.	99.90	0.10	100.00	99.90	0.10	100.00
Santiago Corredora de Seguros Ltda. (3)	99.90	0.10	100.00	—	—	—
Santiago Factoring Ltda.	99.90	0.10	100.00	99.90	0.10	100.00
Santander S.A. Agente de Valores	—	—	—	99.03	—	99.03
Santander Administradora de Fondos Mutuos S.A.	—	—	—	99.96	—	99.96
Santander S.A. Sociedad Securitizadora	—	—	—	99.64	—	99.64
Corredora de Seguros Santander Ltda.	—	—	—	99.99	—	99.99

In accordance with accounting principles generally accepted in Chile, the consolidated financial statements do not give retroactive effect to the merger. Note 28 presents the most significant differences between Chilean GAAP and United States Generally Accepted Accounting Principles. As more fully described in that note, under United States’ accounting rules the consolidated financial statements give retroactive effect to accounting for the merger in a manner similar to a pooling of interests due to the fact that at the time of the merger both entities were under common control, with all periods presented as if the former Banco Santander-Chile and Banco Santiago had been combined since the date that common control existed.

During 2001, the Bank and its subsidiaries acquired from unrelated parties the remaining interest in its subsidiaries Santiago Agente de Valores Ltda. (formerly O’Higgins Agente de Valores Ltda.) and Santiago Leasing S.A.

(1)	The company Santiago S.A. Administradora de Fondos de Inversión was absorbed by Sociedad Santiago S.A. Administradora de Fondos Mutuos, on April 10, 2002 thus creating a new company, Santiago S.A. Administradora General de Fondos.

(2)	On April 30, 2002 Santiago Agente de Valores Ltda. was Merged with Santiago Corredores de Bolsa Ltda., the latter absorbing the former’s assets and liabilities.

(3)	On November 29, 2002 Santiago Corredores de Seguros Ltda. was absorbed by Corredora de Seguros Santander Ltda.

(4)	On December 30, 2002 Santiago Asesorías Financieras Ltda. was absorbed by Banco Santander Chile.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

b) Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. In certain cases generally accepted accounting principles require that assets or liabilities be recorded or disclosed at their fair values. The fair value is the amount at which an asset could be bought or sold or in the case of a liability could be incurred or settled in a current transaction between willing parties, other than in a forced or liquidation sale. Where available quoted market prices in active markets have been used as the basis for the measurement, however, where quoted market prices in active markets are not available the Bank has estimated such values based on the best information available, including using modeling and other valuation techniques.

c) Price-level restatements

The consolidated financial statements are prepared on the basis of general price-level accounting in order to reflect the effect of changes in the purchasing power of the Chilean peso during each year. At the end of each reporting period, the consolidated financial statements are restated in terms of the general purchasing power of the Chilean peso using changes in the Chilean consumer price index (“CPI”) as follows:

—	Non monetary assets, liabilities and shareholders’ equity accounts are restated in terms of year-end purchasing power.

—	Consistent with general banking practices in Chile, no specific purchasing power adjustments of income statement amounts are made.

—	Monetary items are not restated as such items are, by their nature, stated in terms of current purchasing power in the financial statements.

—	The price-level restatement credit or charge in the income statement represents the monetary gain or loss in purchasing power from holding monetary assets and liabilities exposed to the effects of inflation.

—	All the amounts contained in the accompanying consolidated financial statements have been restated in Chilean pesos of general purchasing power of December 31, 2002 (“constant pesos”) applied under the “prior month rule”, as described below, to reflect changes in the CPI from the financial statement dates to December 31, 2002. This updating does not change the prior years’ statements or information in any way except to update the amounts to constant pesos of similar purchasing power.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The general price-level restatements are calculated using the official CPI of the Chilean National Institute of Statistics and are based on the “prior month rule”, in which the inflation adjustments at any balance sheet date are based on the consumer price index at the close of the preceding month. The CPI is considered by the business community, the accounting profession and the Chilean government to be the index which most closely complies with the technical requirement to reflect the variation in the general level of prices in the country and, consequently, is widely used for financial reporting purposes in Chile. The values of the CPI used for price-level restatement purposes are as follows:

Year	Index *	Change in index
		%
2000	106.82	4.7%
2001	110.10	3.1%
2002	113.36	3.0%

*	Index as of November 30 of each year, under the prior month rule described above.

The price-level adjusted consolidated financial statements do not purport to represent appraised values, replacement cost, or any other current value of assets at which transactions would take place currently and are only intended to restate all non monetary financial statement components in terms of local currency of a single purchasing power and to include in the net result for each year the gain or loss in purchasing power arising from the holding of monetary assets and liabilities exposed to the effects of inflation.

d) Index-linked assets and liabilities

Certain of the Bank’s interest-earning assets and interest-bearing liabilities are expressed in index-linked units of account. The principal index-linked unit used in Chile is the Unidad de Fomento (UF), a unit of account which changes daily from the ninth day of the current month to the tenth day of the next month, to reflect the changes in the Chilean CPI over the previous month. The carrying amounts of such assets and liabilities change with the changes in the UF and serve to offset the price-level restatement gains or losses from holding such assets and liabilities. As the Bank’s UF assets exceed its UF liabilities, any increase in the index results in a net gain on indexation. Values for the UF as of December 31 of each year are as follows in historical Chilean pesos:

Year	Ch$
2000	15,769.92
2001	16,262.66
2002	16,744.12

e) Interest revenue and expense recognition

Interest revenue and expense are recognized on an accrual basis using the effective interest method. Loans, investments and liabilities are stated at their cost, adjusted for accrued interest and the indexation adjustment applicable to such balances that are index-linked.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Bank suspends the accrual of interest and principal indexation adjustments on loans beginning on the first day that such loans are overdue. Accrued interest remains on the Bank’s books and is considered a part of the loan balance when determining the allowances for loan losses. Payments received on overdue loans are recognized as income, after reducing the balance of accrued interest, if applicable.

f) Foreign currency and derivative activities

The Bank enters into forward foreign exchange contracts and spot exchange contracts for its own accounts and the accounts of its customers. The Bank’s forward contracts are marked to market monthly using the spot rates reported by the Central Bank of Chile at the balance sheet date. The initial premium or discount on these contracts is deferred and included in determining net income over the life of the contract. The Bank’s interest rate and cross-currency swap agreements are treated as off-balance-sheet financial instruments and the net interest effect, which corresponds to the difference between interest income and interest expense arising from such agreements, is recorded in net income in the period that such differences originate.

In addition, the Bank makes loans and accepts deposits in amounts denominated in foreign currencies, principally the US dollar. Such assets and liabilities are translated at the applicable rate of exchange at the balance sheet date.

The amount of net gains and losses on foreign exchange includes the recognition of the effects that variations in the exchange rates have on assets and liabilities denominated in foreign currencies and the gains or losses on foreign exchange spot and forward transactions undertaken by the Bank.

g) Financial investments

Financial investments that have a secondary market are carried at market value. The Bank’s financial investments are classified as trading or permanent in accordance with the regulations of the Superintendency of Banks with unrealized gains and losses on trading investments included in Other operating income (expenses), and unrealized gains and losses on permanent investments included in a separate component of Shareholders’ equity. As of December 31, 1999, market value adjustments were performed only for those investments with maturities greater than one year.

The Bank enters into security repurchase agreements as a form of borrowing. In this regard, the Bank’s investments that are sold subject to a repurchase obligation and that serve as collateral for the borrowing are reclassified as “investment collateral under agreements to repurchase” and is carried at market value. The liability for the repurchase of the investment is classified as “investments under agreements to repurchase” and is carried at cost plus accrued interest.

All other financial investments are carried at acquisition cost plus accrued interest and UF indexation adjustments, as applicable.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Bank also enters into resale agreements as a form of investment. Under these agreements the Bank purchases securities, which are included as assets under the caption “investments under agreements to resell”.

h) Leasing contracts

The Bank leases certain property that meets the criteria for direct financing leases. At the time of entering into a direct financing lease transaction, the Bank records the gross finance receivable, unearned income and estimated residual value of leased equipment. Unearned income represents the excess of the gross finance receivable plus the estimated residual value over the cost of the property acquired. Unearned income is recognized in such a manner as to produce a constant periodic rate of return on the net investment in the direct financing lease. The net investment in financing leases is included in the account “Leasing Contracts” in the loan section of the consolidated balance sheet.

i) Premises and equipment

Premises and equipment are stated at acquisition cost net of accumulated depreciation and have been restated for price-level changes. Depreciation is calculated on a straight-line method over the estimated useful lives of the underlying assets.

The costs of maintenance and repairs are charged to expense. The costs of significant refurbishment and improvements are capitalized and are then amortized over the period of the benefit on a straight-line basis.

j) Investments in other companies

Shares or rights in companies that are integral to the operations of the Bank, where the Bank holds a less than majority interest, are accounted for under the equity method. Other minority investments are carried at cost restated for price-level changes.

k) Allowance for loan losses

The Bank has set up allowances to cover possible loan losses in accordance with the instructions issued by the Superintendency of Banks.

Global loan loss allowance

A global allowance is calculated by multiplying the Bank’s outstanding loans by the greater of its “risk index” and 0.75%. The Bank’s risk index is based upon a classification of a portion of its customers’ outstanding loans into five categories based upon risk of loss for commercial loans and overdue status for consumer and residential mortgage loans. The classifications for risk index purposes must include the largest commercial loans that represent at least 75% of the commercial loan portfolio and 100% of consumer and residential mortgage loans.

Once the customers’ outstanding loans have been classified, certain required percentage allowances applicable to the relevant categories are applied. The resulting weighted average allowance rate is the risk index utilized in the calculation of the global loan loss allowance.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Individual loan loss allowance

Once a loan is overdue for 90 days or more, a specific allowance is calculated for 100% of the uncollateralized portion of the loan. Individual loan loss allowances are required only to the extent that, in the aggregate, they exceed the global loan loss allowance.

Voluntary loan loss allowance

The Bank has made a provision for a voluntary allowance in addition to those required by the rules of the Superintendency of Banks. Such voluntary allowances cover additional risk inherent in the portfolio.

Charge-offs

Loans are charged-off when collection efforts have been exhausted but not later than the maximum periods prescribed by the Superintendency of Banks, which is as follows:

—	24 months past due (3 months past due for consumer loans) for loans without collateral, or

—	36 months past due for loans with collateral.

Loan loss recoveries

Recoveries on charged-off loans as well as recoveries on loans which were reacquired from the Chilean Central Bank (the “Central Bank”), recorded in memorandum accounts (see Note 20), are recorded directly to income.

l)	Fees and expenses related to loans and services

Fees and expenses related to loans, as well as fees for services rendered, are deferred and recognized to income over the term of the loans to which they relate, and to the period that the services are performed. Prior to January 1, 2000, these fees and expenses were recognized in income as the fee was received or the expense incurred.

m)	Income taxes

Income taxes are recognized in an amount that approximates the amount due on the respective income tax return under Chilean tax legislation.

Deferred taxes are recorded in accordance with Technical Bulletin No. 60 and the complementary technical bulletins thereto issued by the Chilean Association of Accountants.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

n) Staff severance indemnities

The Bank has recorded a liability for long-term severance indemnities in accordance with employment contracts it has with certain employees. The liability, which is payable to specified voluntary retiring employees with more than 20 years of service is recorded at the present value of the accrued benefits, which are calculated by applying a real discount rate to the benefit accrued as of year-end over the estimated average remaining service period. For the years ended December 31, 2000, 2001 and 2002, the obligation has been discounted using a real interest rate of 7.2%.

o) Assets received in lieu of payment

Assets received in lieu of payment are carried at the lower of price-level restated cost and the market value of such assets, considered as a whole. Assets that have not been sold within one year are written-off on a straight-line basis over 18 months, as instructed by the Superintendency of Banks.

p) Statement of cash flows

For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks. For the years ended December 31, 2000, 2001 and 2002 the consolidated statements of cash flows have been prepared in accordance with Technical Bulletin No. 65 of the Chilean Association of Accountants.

q) Convenience translation to U.S. dollars

The Bank maintains its accounting records and prepares its consolidated financial statements in Chilean pesos. The US dollar amounts disclosed in the accompanying financial statements are presented solely for the convenience of the reader at the December 31, 2002 observed exchange rate of Ch$ 712.38 per US$1.00. This translation should not be construed as representing that the Chilean peso amounts actually represent or have been, or could be, converted into U.S. dollars at such a rate or at any other rate.

r) Reclassifications

Certain balances from prior years have been reclassified to conform to the current year presentation.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 2—ACCOUNTING CHANGES

(a)	On October 7, 2002, the Superintendency of Banks issued Circular No. 3,196 which requires mortgage finance bonds issued by the Bank to be presented net of its corresponding liability.

Until December 31, 2001, mortgage finance bonds issued by the Bank were considered permanent investment securities and classified gross of the corresponding liability, under the caption Other financial investments. The corresponding liability was classified, until December 31, 2001, under the caption Mortgage finance bonds.

NOTE 3—SIGNIFICANT EVENTS

a)	Through resolution No. 79 dated July 26, 2002 the Superintendency of Banks and Financial Institutions approved the merger agreed upon by the Extraordinary Shareholders’ Meetings of the former Banco Santander-Chile and Banco Santiago, both held on July 18, 2002.

On August 1, 2002 the legal merger agreed upon by Banco Santiago with former Banco Santander-Chile took place, through the contribution of the assets of the latter to Banco Santiago, which assumed the total liabilities. For financial purposes, the merger was accounted for retroactively by combining the financial statements of the former Banco Santander-Chile with those of Banco Santiago at book values at January 1, 2002. By virtue of the merger, Banco Santiago later changed its name to Banco Santander Chile. The shareholders of the former Banco Santander-Chile became shareholders of the Merged bank, receiving 3.55366329 shares of the Merged Bank in exchange for each share of the former Banco Santander-Chile.

b)	The Extraordinary Meeting No. 78 held by the Board of Directors of Banco Santiago on July 18, 2002 revoked the Board of Directors’ decision to appoint the new Directors for the Bank in its new stage after the merger with the former Banco Santander- Chile.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 4—CASH AND DUE FROM BANKS

In accordance with the rules of the Superintendency of Banks, the Bank must maintain certain non interest-bearing balances in its account with the Central Bank. The required balances are based upon specified financial criteria, including the level of the Bank’s assets, the amount of its foreign borrowings and its average liabilities. Restricted amounts totaled MCh$ 125,689 and MCh$ 217,522 as of December 31, 2001 and 2002, respectively.

NOTE 5—FINANCIAL INVESTMENTS

A summary of financial investments is as follows:

	As of December 31,
	2001	2002
	MCh$	MCh$
Central Bank and Government Securities
Marketable debt securities	400,513	1,146,046
Investments collateral under agreements to repurchase	191,433	633,403
Investments purchased under agreements to resell	7,024	332,330
Investments	30,276	53,875

Subtotal	629,246	2,165,654
Corporate securities
Marketable Securities	199,264	268,007
Mortgage finance bonds issued by the Bank	42,320	—
Investments collateral under agreements to repurchase	33,264	63,688

Subtotal	274,848	331,695
Time deposits in Chilean financial institutions	4,091	2,029
Time deposits in foreign financial institutions	64,157	—

Total	972,342	2,499,378

Financial investments are classified at the time of the purchase, based on management’s intentions, as either trading or permanent. The related amounts are as follows:

	As of December 31,
	2001	2002
	MCh$	MCh$
Permanent	219,013	1,083,477
Trading	753,329	1,415,901

Total	972,342	2,499,378

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 6—LOANS

The loans on the accompanying consolidated balance sheets are comprised of the subcategories as described below.

Commercial loans are long-term and short-term loans made to companies and businesses. These loans are granted in Chilean pesos on an adjustable or fixed rate basis to finance working capital or investments.

Consumer loans are loans to individuals granted in Chilean pesos, generally on a fixed rate basis, to finance the purchase of consumer goods or to pay for services. Credit card balances subject to interest charges are also included in this category.

Mortgage loans are inflation indexed, fixed rate, long-term loans with monthly payments of principal and interest collateralized by a real property mortgage. These loans are specifically funded through the issuance of mortgage finance bonds, which are bonds generally issued to third party investors in order that the Bank finance its loans to property owners. At the time of issuance, the amount of a mortgage loan cannot exceed 75% of the value of the property.

Foreign trade loans are fixed rate, short-term loans granted in foreign currencies (principally U.S. dollars) to finance imports and exports.

Interbank loans are fixed rate, short-term loans to financial institutions that operate in Chile.

Leasing contracts are agreements for financing leases of capital equipment and other property.

Other outstanding loans principally include current account overdrafts, bills of exchange and mortgage loans that are financed by the Bank’s general borrowings.

Past due loans include, with respect to any loan, the amount of principal or interest that is 90 days or more overdue, and do not include the installments of such loan that are not overdue or that are less than 90 days overdue, unless legal proceedings have been commenced for the entire outstanding balance according to the terms of the loan.

Contingent loans consist of open and unused letters of credit together with guarantees granted by the Bank in Ch$, UF and foreign currencies (principally U.S. dollars).

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 6—LOANS (CONTINUED)

The following table summarizes the most significant loan concentrations, expressed as a percentage of total loans, excluding contingent loans and before the reserve for loan losses.

	As of December 31,
	2001	2002
Financial services	18.0%	20.5%
Residential mortgage loans	16.4%	19.4%
Community, social and personal services	15.4%	14.7%
Commerce	12.4%	10.9%
Consumer loans	6.6%	9.9%
Manufacturing	10.1%	8.3%
Construction	9.6%	6.2%
Agriculture, livestock, agribusiness, fishing	4.7%	4.9%
Transport, storage and communications	3.7%	3.0%
Electricity, gas and water	1.8%	1.7%
Mining and petroleum	1.3%	0.5%

Total	100.0%	100.0%

A substantial amount of the Bank’s loans are to borrowers doing business in Chile.

NOTE 7—LEASE CONTRACTS

The amounts shown as leasing contracts are amounts receivable under lease agreements and have the following maturities as of December 31, 2001 and 2002. Unearned interest presented in the table corresponds to the interest to be earned in each period.

	As of December 31, 2001			As of December 31, 2002
	Total receivable	Unearned income	Net lease receivable	Total receivable	Unearned income	Net lease receivable
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Years
Due within one year	104,966	(22,150)	82,816	117,069	(21,723)	95,346
Due after 1 year but within 2 years	76,097	(15,001)	61,096	88,988	(15,774)	73,214
Due after 2 years but within 3 years	49,333	(10,023)	39,310	71,404	(11,641)	59,763
Due after 3 years but within 4 years	29,650	(7,139)	22,511	49,330	(9,101)	40,229
Due after 4 years but within 5 years	20,600	(5,381)	15,219	36,382	(7,421)	28,961
Due after 5 years	65,667	(13,744)	51,923	160,698	(35,596)	125,102

Total	346,313	(73,438)	272,875	523,871	(101,256)	422,615

Leased assets consist principally of real estate, industrial machinery, vehicles and computer equipment.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 8—ALLOWANCE FOR LOAN LOSSES

The changes in the allowance for loan losses are as follows:

	Year ended December 31,
	2000	2001	2002
	MCh$	MCh$	MCh$
Balance as of January 1	95,289	91,940	164,425
Price—level restatement (1)	(4,278)	(2,765)	(4,726)
Charge—offs	(45,317)	(39,066)	(80,541)
Allowances established (2)	46,246	49,265	102,464
Allowances released	—	(2,111)	(13,968)

Balance as of December 31	91,940	97,263	167,654

(1)	Reflects the effect of inflation on the allowance for loan losses at the beginning of each period, adjusted to constant pesos of December 31, 2002.

(2)	As a result of the merger between the former Banco Santander-Chile and Banco Santiago, the respective loan portfolios were standardized, generating an increase in the allowance for loan losses amounting to MCh$ 11,950. This amount was charged to income during 2002.

The allowance for loan losses included in the results of operations for the periods indicated is as follows:

	Year ended December 31,
	2000	2001	2002
	MCh$	MCh$	MCh$
Provisions established	46,246	49,265	102,464
Provisions established for assets received in lieu of payment	—	—	2,431
Direct charge-offs	1,343	792	280
Provisions released	—	(2,111)	(13,968)

Net charge to income	47,589	47,946	91,207

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 9—PREMISES AND EQUIPMENT, NET

The major categories of Premises and equipment, net of accumulated depreciation, are as follows:

	As of December 31,
	2001	2002
	MCh$	MCh$
Land and buildings	93,011	179,754
Furniture and fixtures	19,757	15,406
Machinery and equipment	2,837	7,647
Vehicles	593	958
Others	3,257	9,141

Total Bank premises and equipment, net	119,455	212,906

NOTE 10—INVESTMENTS IN OTHER COMPANIES

Investments in other companies consist of the following:

	As of December 31,
	Ownership interest		Participation in Net Income			Investment Book Value
	2001	2002	2000	2001	2002	2001	2002
	%	%	MCh$	MCh$	MCh$	MCh$	MCh$
Redbank S.A.	15.21	33.42	118	98	161	530	1,147
Transbank S.A.	14.35	32.71	(81)	90	240	583	1,566
Sociedad Interbancaria de Depósito de Valores S.A.	14.05	29.29	31	44	76	159	404
Tarjetas Inteligentes S.A.	13.33	26.67	2	(22)	(151)	70	155
Bolsa de Comercio de Santiago (Stock Exchange)	4.17	4.17	156	119	85	640	629
Bolsa Electrónica de Chile.	2.50	2.50	(14)	1	—	61	61
Bolsa de Comercio de Valparaíso	2.22	2.22	(2)	(2)	(1)	13	13
Cámara de Compensación	0.15	0.15	—	—	—	3	3
Nexus S.A.	12.90	12.90	(136)	(165)	24	413	437
Centro de Compensación Automática	33.33	33.33	19	31	12	140	153

Total investments in other companies accounted for under the equity method			93	194	446	2,612	4,568
Other investments carried at cost			3	4	(4)	158	140

Total investments in other companies			96	198	442	2,770	4,708

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 11 – OTHER ASSETS AND OTHER LIABILITIES

a) Other assets

	As of December 31,
	2001	2002
	MCh$	MCh$
Amounts receivable under spot foreign exchange transactions	48,635	71,674
Credit card charges in process	26,275	44,311
Deferred income taxes (Note 22)	17,583	38,653
Prepaid and deferred expenses	52,034	28,231
Transactions in process (suspense accounts)	11,648	13,213
Amounts receivable from forward contracts	3,167	—
Recoverable taxes	6,093	—
Commissions receivable	3,398	—
Stamp taxes recoverable	—	908
Others	14,035	6,924

Total other assets	182,868	203,914

b) Other liabilities

	As of December 31,
	2001	2002
	MCh$	MCh$
Amounts payable under spot foreign exchange transactions	84,266	23,782
Amounts payable from forward contracts	—	24,615
Deferred income taxes (Note 22)	(1,093)	6,442
Transactions in process (suspense accounts)	1,255	4,433
Provision for staff benefits	4,645	4,765
Income taxes	—	3,102
Commissions payable	4,652	—
Value added tax payable	1,378	—
Others	25,540	3,467

Total other liabilities	120,643	70,606

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 11—OTHER ASSETS AND OTHER LIABILITIES (CONTINUED)

c) Contingent liabilities

Contingent liabilities consist of open and unused letters of credit, together with guarantees by the Bank in Chilean pesos, UFs and foreign currencies (principally US dollars). The liability represents the Bank’s obligations under such agreements. The Bank’s rights under these agreements are recognized as assets under the caption “Contingent loans” (note 6).

NOTE 12—OTHER INTEREST BEARING LIABILITIES

The Bank’s long-term and short-term borrowings are summarized below. Borrowings are generally classified as short-term when they have original maturities of less than one year or are due on demand. All other borrowings are classified as long-term, including the amounts due within one year on such borrowings.

	December 31, 2001
	Long-term	Short-term	Total
	MCh$	MCh$	MCh$
Central Bank borrowings	16,349	108,366	124,715
Investments under agreements to repurchase	—	224,822	224,822
Mortgage finance bonds	1,126,616	—	1,126,616
Other borrowings: bonds	234,155	—	234,155
Subordinated bonds	272,824	—	272,824
Borrowings from domestic financial institutions	35,793	82,992	118,785
Foreign borrowings	75,827	110,901	186,728
Other obligations	13,875	29,438	43,313

Total borrowings	1,775,439	556,519	2,331,958

	December 31, 2002
	Long-term	Short-term	Total
	MCh$	MCh$	MCh$
Central Bank borrowings (12(a))	13,960	—	13,960
Credit lines for renegotiations of loans	15,753	—	15,753
Investments under agreements to repurchase	—	730,145	730,145
Mortgage finance bonds (12(b))	1,562,010	—	1,562,010
Other borrowings: bonds (12(c))	400,634	—	400,634
Subordinated bonds (12(d))	454,962	—	454,962
Borrowings from domestic financial institutions (12 (f))	41,637	20,510	62,147
Foreign borrowings (12 (e))	567,971	36,725	604,696
Other obligations (12(g))	35,244	41,656	76,900

Total borrowings	3,092,171	829,036	3,921,207

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 12—OTHER INTEREST BEARING LIABILITIES (CONTINUED)

a) Central Bank borrowings

Central Bank borrowings include credit lines for the renegotiations of loans and other Central Bank borrowings. These credit lines were provided by the Central Bank for the renegotiations of loans due to the need to refinance debts as a result of the economic recession and crisis of the banking system in the early 1980’s. The credit lines for the renegotiations, which are considered long-term, are related with mortgage loans linked to the UF index and bear a real annual interest rate of 3.0%. Other Central Bank borrowings bear a nominal annual interest rate of 6.4%. The maturities of the outstanding amounts due to the Central Bank are as follows:

	As of December 31,
	2001	2002
	MCh$	MCh$
Renegotiations of mortgage loans	16,349	15,753

Total credit lines for renegotiations of loans	16,349	15,753

The maturities of the outstanding amounts due under these credit lines, which are considered long-term, are as follows:

As of December 31,
2002
MCh$
Due within 1 year	13,507
Due after 1 year but within 2 years	—
Due after 2 years but within 3 years	—
Due after 3 years but within 4 years	—
Due after 4 years but within 5 years	—
Due after 5 years	2,246

Total credit lines for renegotiations of loans	15,753

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 12 – OTHER INTEREST BEARING LIABILITIES (CONTINUED)

b) Mortgage finance bonds

These bonds are used to finance the granting of mortgage loans. The outstanding principal amounts of the bonds are amortized on a quarterly basis. The range of maturities of these bonds is between five and twenty years. The bonds are linked to the UF index and bear a real weighted average annual interest rate of 5.7%.

As of December 31,
2002
MCh$
Due within 1 year	164,446
Due after 1 year but within 2 years	129,339
Due after 2 years but within 3 years	98,479
Due after 3 years but within 4 years	136,805
Due after 4 years but within 5 years	129,747
Due after 5 years	903,194

Total mortgage finance bonds	1,562,010

c) Other borrowings: bonds

	As of December 31,
	2001	2002
	MCh$	MCh$
Santiago Leasing S.A. bonds	84,457	79,213
Santiago bonds, Series A, B, C, D and F	149,698	133,548
Santander bonds	—	187,873

Total other borrowings: bonds	234,155	400,634

Santiago Leasing S.A.’s bonds are linked to the UF index and bear an annual interest rate of 5.6%.

Santiago bonds include series A, B, C and F issued by the former Santiago S.A. and series B and D issued by the former Banco O’Higgins, prior to its merger with the Bank in 1997. These bonds are intended to finance loans that have a maturity of greater than one year, are linked to the UF index and bear a weighted average annual interest rate of 7.0% with interest and principal payments due semi-annually. Santander bonds issued by the former Banco Santander-Chile. These bonds are intended to finance loans that have a maturity of greater than one year, are linked to the UF index and bear a weighted average annual interest rate of 6.5%.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 12 – OTHER INTEREST BEARING LIABILITIES (CONTINUED)

The maturities of these bonds are as follows:

As of December 31,
2002
MCh$
Due within 1 year	12,760
Due after 1 year but within 2 years	28,728
Due after 2 years but within 3 years	12,612
Due after 3 years but within 4 years	10,703
Due after 4 years but within 5 years	34,137
Due after 5 years	301,694

Total bonds	400,634

d) Subordinated bonds

	As of December 31,
	2001	2002
	MCh$	MCh$
Santiago bonds denominated in US$ (4)	206,561	217,389
Santander bonds denominated in US$ (3)	—	143,683
Santiago bonds linked to the UF (2)	66,263	62,052
Santander bonds linked to the UF (1)	—	31,838

Total subordinated bonds	272,824	454,962

(1)	The Series C, D and E Bonds outstanding as of December 31, 2002 are intended for the financing of loans with a maturity of greater than one year. They are linked to the UF index and carry an annual interest rate of 7.0% with interest and principal payments due semi-annually.
(2)	The Series C and E Bonds outstanding as of December 31, 2002 are intended for the financing of loans with a maturity of greater than one year. They are linked to the UF index and carry an annual interest rate of 7.5% and 6.0% respectively, with interest and principal payments due semi-annually.
(3)	On October 30, 1998, the former Banco Santander-Chile issued subordinated bonds abroad, denominated in U.S. dollars, for a total of US$200 million. The bonds carry a nominal interest rate of 6.5% per annum, semi-annual interest payments and one repayment of principal after a term of 7 years.
(4)	Additionally, on July 17, 1997, the Santiago Bank issued subordinated bonds abroad, denominated in U.S. dollars, for a total of US$300 million. The bonds carry a nominal interest rate of 7.0% per annum, semi-annual interest payments and one repayment of principal after a term of 10 years.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 12 – OTHER INTEREST BEARING LIABILITIES (CONTINUED)

The maturities of these bonds, which are considered long-term, are as follows:

As of December 31,
2002
MCh$
Due within 1 year	—
Due after 1 year but within 2 years	—
Due after 2 years but within 3 years	143,669
Due after 3 years but within 4 years	—
Due after 4 years but within 5 years	226,574
Due after 5 years	84,719

Total subordinated bonds	454,962

e) Foreign borrowings

These are short-term and long-term borrowings from foreign banks. The maturities of these borrowings are as follows:

As of December 31,
2002
MCh$
Due within 1 year	488,280
Due after 1 year but within 2 years	18,538
Due after 2 years but within 3 years	53,673
Due after 3 years but within 4 years	4,630
Due after 4 years but within 5 years	2,850

Total long-term	567,971
Total short-term	36,725

Total foreign borrowings	604,696

All of these foreign borrowings are denominated principally in U.S. dollars, and are principally used to fund the Bank’s foreign trade loans and bear an annual average interest rate of 2.9%.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 12 – OTHER INTEREST BEARING LIABILITIES (CONTINUED)

f) Borrowings from domestic financial institutions

Borrowings from domestic financial institutions are used to fund the Bank’s general activities and direct finance leasing contracts, carry a weighted annual average interest rate of 6.7% and have the following maturities:

As of December 31,
2002
MCh$
Due within 1 year	26,155
Due after 1 year but within 2 years	15,482
Due after 2 years but within 3 years	—
Due after 3 years but within 4 years	—
Due after 4 years but within 5 years	—

Total long-term	41,637
Total short-term	20,510

Total borrowings from domestic financial institutions	62,147

g) Other obligations

Other obligations are summarized as follows:

As of December 31,
2002
MCh$
Due within 1 year	16,698
Due after 1 year but within 2 years	5,348
Due after 2 years but within 3 years	2,587
Due after 3 years but within 4 years	2,655
Due after 4 years but within 5 years	4,013
Due after 5 years	3,943

Total long term obligations	35,244

Short-term obligations:

Amounts due to credit card operators	34,722
Acceptance of letters of credit	6,934

Total short-term obligations	41,656

Total other obligations	76,900

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 13—DISCLOSURES REGARDING DERIVATIVE FINANCIAL INSTRUMENTS

The Bank enters into transactions involving derivative instruments, particularly foreign exchange contracts, as part of its asset and liability management, and in acting as a dealer in order to satisfy its clients’ needs. The notional amounts of these contracts are carried off-balance sheet.

Foreign exchange forward contracts involve an agreement to exchange the currency of one country for the currency of another country at an agreed-upon price and settlement date. These contracts are generally standardized contracts, normally for periods between 1 and 180 days and are not traded in a secondary market; however, in the normal course of business and with the agreement of the original counterparty, they may be terminated or assigned to another counterparty.

When the Bank enters into a forward exchange contract, it analyses and approves the credit risk (the risk that the counterparty might default on its obligations). Subsequently, on an ongoing basis, it monitors the possible losses involved in each contract. To manage the level of credit risk, the Bank deals with counterparties of good credit standing, enters into master netting agreements whenever possible and when appropriate, obtains collateral.

The Chilean Central Bank requires that foreign exchange forward contracts be made only in US dollars and other major foreign currencies. In the case of the Bank, most forward contracts are made in US dollars against the Chilean peso or the UF. Occasionally, forward contracts are also made in other currencies, but only when the Bank acts as an intermediary.

Unrealized gains, losses, premiums and discounts arising from foreign exchange forward contracts are shown on a net basis under the captions Other assets and Other liabilities (see Note 11).

During 2001 and 2002 the Bank entered into interest rate and cross currency swap agreements to manage exposure to fluctuation in currencies and interest rates. The differential between the interest paid or received on a specified notional amount is recognized under the caption “Foreign exchange transactions, net”. The fair value of the swap agreement and changes in the fair value as a result of changes in market interest rates are not recognized in the consolidated financial statements.

The Bank’s foreign currency futures and forward operations and other derivative products outstanding at December 31, 2001 and 2002 are summarized below:

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 13 – DISCLOSURES REGARDING DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)

(a) Foreign currency and interest rate contracts:

	Number of contracts		Notional amounts
			Up to 3 months		Over 3 months
	2001	2002	2001	2002	2001	2002
			ThUS$	ThUS$	ThUS$	ThUS$
Chilean market:
Future purchase of foreign currency with Chilean pesos	168	316	210,188	684,121	334,739	695,705
Future sale of foreign currency with Chilean pesos	290	521	262,282	764,501	569,996	1,017,940
Foreign currency forwards	42	35	12,780	45,022	—	87
Foreign markets:
Foreign currency swaps	51	55	12,794	54,631	58,944	1,205
Interest rate swaps	4	157	—	590,689	54,000	1,544,485

The notional amounts refer to the US dollars bought or sold or to the US dollar equivalent of foreign currency bought or sold for future settlement. The contract terms correspond to the duration of the contracts as from the date of the transaction to the date of the settlement.

(b) Contracts expressed in the UF index:

	Number of contracts		Notional amounts
			Up to 3 months		Over 3 months
	2001	2002	2001	2002	2001	2002
			UF	UF	UF	UF
Forwards in UF/Ch$ sold	2	1	100,000	—	500,000	49,570
Interest rate swap	28	—	—	—	—	8,736,824

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 14—MINIMUM CAPITAL REQUIREMENTS

The Superintendency of Banks requires Chilean Banks to maintain a minimum capital of 800,000 UF, equivalent to MCh$ 13,395 as of December 31, 2002. In addition, Banks are required to maintain a minimum basic capital of at least 3% of total assets after deductions for mandatory provisions, while effective net equity may not be lower than 8% of its risk weighted assets. However, as a result of the merger, the Superintendency of Banks and Financial Institutions determined that the actual equity of the Merged bank could not be lower than 12% of its risk-weighted assets. Effective net equity is defined as basic equity, plus voluntary loan loss allowances, up to a maximum of 1.25% of risk weighted assets, and the qualifying proportion of subordinated bonds with scheduled maturities in excess of six years, for which early repayment is not permitted. Chilean Banks are permitted to include in effective net equity principal subordinated bond amounts up to a maximum of fifty percent of the basic capital.

The Bank’s actual qualifying “net capital base” and “effective equity” to support the Bank’s risk-weighted assets as of December 31, 2001 and 2002, are shown in the following table:

	December 31,
	2001	2002
	MCh$	MCh$
Net capital base	432,664	805,890
3% total assets net of provisions	(198,802)	(363,408)
Excess over minimum required equity	233,862	442,482
Net capital base as a percentage of the total assets, net of provisions	6.5%	6.7%

Effective equity	620,112	1,141,806
8% of the risk-weighted assets	(389,272)	(640,147)
Excess over minimum required equity	230,840	501,659
Effective equity as a percentage of the risk-weighted assets	12.7%	14.3%

As set forth by the Superintendency of Banks and Financial Institutions in circulars No’s. 3.178 and 3.179 dated June 7 and 26, 2002, respectively, the referred information as of December 31, 2002 has been determined considering the consolidated balances. As of December 31, 2001 such information was determined from the individual balances of the Bank.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 15 – SHAREHOLDERS’ EQUITY

a)  Shares capital

The Extraordinary Shareholders’ Meetings held on July 18, 2002 by the former Banco Santander-Chile and Banco Santiago agreed to exchange the shares in the former Banco Santander-Chile for shares to be issued by Banco Santiago, currently Banco Santander-Chile. Such transaction was made at the ratio of 3.55366329 shares in Banco Santiago in exchange for each share in the former Banco Santander-Chile. To this effect, an increase in the paid-in capital of Banco Santiago was agreed in the amount of MCh$ 273,049, through the issue of 89,511,910,227 no-par-value shares. Also, the change of the Merged bank’s name to Banco Santander-Chile was agreed.

As of December 31 2002 the Bank’s paid-in capitals consist of 188,446,126,794 authorized issued and outstanding shares with no fixed nominal value.

b)  Dividends

The distributions of dividends related to net income for the years 2000, 2001 and 2002 as approved by the Annual Shareholders’ Meeting of Banco Santander-Chile (formerly Banco Santiago), are as follows:

Shareholders’ Meeting	Dividend paid (1)	Percentage Paid
March 2000	55,569	100%
March 2001	93,773	100%
March 2002	122,279	100%
April 2003	157,315	100%

(1)	Dividend paid has been restated in constant Chilean pesos of December 31, 2002

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 16 – TRANSACTIONS WITH RELATED PARTIES

In accordance with the Chilean General Banking Law and the rules of the Superintendency of Banks, related parties are defined as individuals and companies who are directors, officers or shareholders who own more than one percent of the Bank’s shares. Companies in which a director, officer or shareholder of the Bank holds more than a 5% interest and companies that have common directors with the Bank are also considered to be related parties. In the following table, trading or manufacturing companies are defined as operating companies, and companies whose purpose is to hold shares in other companies are defined as investment companies.

a) Loans granted to related parties

Related party loans, all of which are current, are as follows:

	As of December 31,
	2001		2002
		Collateral pledged		Collateral pledged
	Loans		Loans
	MCh$	MCh$	MCh$	MCh$
Operating companies	70,302	13,238	42,565	28,202
Investment companies (1)	22,041	22,023	118,269	64,342
Individuals (2)	4,019	3,813	6,436	5,343

Total	96,362	39,074	167,270	97,887

(1)	Includes companies whose purpose is to hold shares in other companies.
(2)	Includes debt obligations that are equal to or greater than UF 3,000, equivalent to MCh$ 50 as of December 31, 2002.

The activities in the balances of loans to related parties are as follows:

	As of December 31,
	2001	2002
	MCh$	MCh$
Balance as of January 1,	87,628	295,302
New loans	80,891	105,078
Repayments	(69,522)	(224,620)
Price-level restatements	(2,635)	(8,490)

Balance as of December 31,	96,362	167,270

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 16—TRANSACTIONS WITH RELATED PARTIES (CONTINUED)

b) Other transactions with related parties

During the years ended December 31, 2000, 2001 and 2002 the Bank had the following significant income (expenses) from services provided to (by) related parties:

	Year ended December 31
	2000	2001	2002
Company	Income/(Expense)	Income/(Expenses)	Income/(Expenses)
	MCh$	MCh$	MCh$
Redbanc S.A.	—	—	(1,989)
Transbank S.A.	(333)	(238)	(3,933)
Cia. de Seguros de Vida Santiago S.A.	(767)	(755)	—
Sixtra Chile S.A.	(158)	(119)	(65)
Santander G.R.C. Ltda.	—	—	367
Santander Chile Holding S.A.	—	—	165
Santander Factoring S.A.	—	—	121
Bansa Santander S.A.	—	—	1,752
Summa Bansander A.F.P.	—	—	104
Altec S.A.	—	—	(2,272)
Santander Investment	—	—	96
Chile S.A.	—	—	51
Altavida Cia. de Seguros de Vida S.A.	—	—	(758)
Plaza del Trébol S.A.	(116)	(121)	(115)
Sociedad Nexus S.A.	(338)	(55)	(2,110)
Teatinos Siglo XXI S.A.	—	—	2,896
Others	(143)	(255)	(720)

Total	(1,855)	(1,543)	(6,410)

Article 89 of the Chilean Companies Law requires that the Bank’s transactions with related parties be on a market basis or on terms similar to those customarily prevailing in the market.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 17—FEES AND INCOME FROM SERVICES

Fees and income from services and the related expenses are summarized as follows:

	Year ended December 31,
	Income			Expenses
	2000	2001	2002	2000	2001	2002
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Fees and income from services:
Payment agency services	7,765	9,663	15,016	(91)	(113)	(376)
Checking accounts	7,639	9,698	29,979	—	—	(1,695)
Credit cards	9,664	12,422	26,416	(5,561)	(7,319)	(14,772)
Automatic teller cards	6,663	7,657	10,863	(2,976)	(4,368)	(3,964)
Letters of credit, guarantees, pledges and other contingent loans	905	891	2,882	—	—	—
Lines of credit	1,704	3,146	4,542	—	—	—
Underwriting	741	1,024	5,023	—	—	(102)
Bank drafts and fund transfers	—	—	179	—	—	—
Sales and purchase of foreign currencies	2,234	2,575	4,387	(108)	(113)	(478)
Insurance brokerage	3,126	3,275	4,110	(159)	—	(557)
Custody and trust services	277	289	579	—	—	—
Mutual fund services	5,915	6,384	13,867	—	—	—
Saving accounts	2,052	2,050	1,551	—	—	—
Factoring	436	941	76	—	—	—
Leasing Activities	1,335	—	—	(952)	—	—
Other	4,756	1,922	5,250	(4,781)	(251)	(634)

Total income (expense)	55,212	61,937	124,720	(14,628)	(12,164)	(22,578)

NOTE 18—NON-OPERATING INCOME AND EXPENSES

Non-operating income and expenses are set forth below:

	Year ended December 31,
	2000	2001	2002
	MCh$	MCh$	MCh$
Non-operating income:
Gain on sales of Bank premises and equipment	341	—	345
Gains on sales of assets received in lieu of payment previously charged-off	822	2,968	12,720
Rental income	—	—	1,007
Recovery of expenses	934	1,539	1,765
Recovery of previous-year expenses	—	—	1,984
Tax recoveries	3,119	5,891	143
Other	741	6,134	3,150

Total non-operating income	5,957	16,532	21,114

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 18—NON-OPERATING INCOME AND EXPENSES (CONTINUED)

	Year ended December 31,
	2000	2001	2002
	MCh$	MCh$	MCh$
Non-operating expenses:
Charge-offs of assets received in lieu of payment	1,250	7,089	10,593
Homogenization of fixed asset amortization	—	—	12,802
Merger expenses (1)	—	—	38,629
Loss on sales of Bank premises and equipment	159	60	95
Other	10,778	10,981	16,346

Total non-operating expenses	12,187	18,130	78,465

(1)	As a result of the merger, as described in Note 3, as of December 31, 2002 the Bank included MCh$ 38,629 under Non-operating expenses, corresponding to the consolidated expenses relating to the merger. Such amount corresponds both to disbursements made and to provisions for known future disbursements. All these expenses have been directly charged to net income for the year, according to the following detail:

2002
MCh$
Severance indemnities	22,063
Information systems write-off	6,765
Remodeling and removal of offices and central services	4,851
Advisory services	2,490
Other write-offs	1,092
Marketing expenses	706
Staff	662

Total	38,629

NOTE 19—DIRECTORS’ EXPENSES AND REMUNERATION

The following items were charged to expense for services provided by the members of the Board:

	Year ended December 31,
	2000	2001	2002
	MCh$	MCh$	MCh$
Remuneration established by the General Shareholders’ meeting, including attendance fees	858	893	667

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 20—RECOVERY OF LOANS PREVIOUSLY CHARGED-OFF

Recovery of loans previously charged-off includes the following items:

	Year ended December 31,
	2000	2001	2002
	MCh$	MCh$	MCh$
Loans previously charged-off	1,341	2,239	1,678
Loans reacquired from the Central Bank	8,014	9,433	23,456

Total	9,355	11,672	25,134

NOTE 21—FOREIGN CURRENCY POSITION

The consolidated balance sheets include assets and liabilities payable in foreign currencies which have been translated into Chilean pesos at the applicable exchange rates as of December 31, 2001 and 2002, and assets and liabilities which are payable in Chilean pesos subject to exchange rate fluctuations, as detailed below.

	As of December 31, 2001			As of December 31, 2002
	Denominated in			Denominated in
	foreign currency	Chilean pesos	Total	foreign currency	Chilean pesos	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ASSETS
Cash and due from banks	119,242	168	119,410	213,937	—	213,937
Financial investments	173,306	187,403	360,709	345,857	975,632	1,321,489
Loans (including contingent loans)	895,914	37,353	933,267	1,082,560	23,667	1,106,227
Other assets	54,983	—	54,983	1,236,534	13,643	1,250,177

Total assets	1,243,445	224,924	1,468,369	2,878,888	1,012,942	3,891,830

LIABILITIES
Deposits	(523,508)	—	(523,508)	(940,922)	(68)	(940,990)
Contingent liabilities	(223,381)	—	(223,381)	(361,515)	(9)	(361,524)
Due to domestic banks	(21,408)	(27,263)	(48,671)	(6,961)	—	(6,961)
Due to foreign banks	(186,502)	—	(186,502)	(594,477)	—	(594,477)
Other liabilities	(292,770)	(62)	(292,832)	(1,964,011)	(12,471)	(1,976,482)

Total liabilities	(1,247,569)	(27,325)	(1,274,894)	(3,867,886)	(12,548)	(3,880,434)

Net assets (liabilities) in foreign currencies	(4,124)	197,599	193,475	(988,998)	1,000,394	11,396

.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 22—INCOME TAXES

a) Deferred taxes

The Bank records the effects of deferred taxes on its consolidated financial statements in accordance with Technical Bulletin No. 60 and the complementary technical bulletins thereto issued by the Chilean Association of Accountants.

As described in that accounting standard, beginning January 1, 1999, the Bank recognized the consolidated tax effects generated by the temporary differences between financial and tax values of assets and liabilities. At the same date, the net deferred tax determined was completely offset against a net “complementary” account. Such complementary deferred tax balances are being amortized over the estimated reversal periods corresponding to the underlying temporary differences as of January 1, 1999. The balance to be amortized as of December 31, 2001 was MCh$ 4,804, and as of December 31, 2002 was MCh$ 361. In accordance with Technical Bulletin No. 60, deferred tax asset and liability amounts are presented on the balance sheet net of the related unamortized complementary account balances in the consolidated balance sheet. Deferred income tax balances were as follows:

Temporary differences	Complementary accounts as of December 31,		Deferred taxes as of December 31,
	2001	2002	2001	2002
	MCh$	MCh$	MCh$	MCh$
Temporary differences—Assets
Interest and indexation for tax purposes	416	—	1,969	2,422
Charge offs	94	—	(16)	—
Assets received in lieu of payment	17	—	772	816
Foreign exchange	5	—	(85)	364
Bank premises and equipment	1,656	404	5,421	7,538
Global allowance for loan losses	73	—	9,723	16,592
Other provisions	31	—	3,542	7,736
Forward contracts	—	—	(6)	399
Leasing assets	—	—	24	1,739
Tax loss carry-forward	2,835	—	2,640	113
Others	1	1	285	1,339

Total	5,128	405	24,269	39,058

Temporary differences—Liabilities
Valuation of investments	—	—	(543)	(675)
Accelerated depreciation bank premises and equipment	—	—	(3,034)	(426)
Deferred expenses	(868)	—	(3,968)	(4,240)
Others	(266)	(44)	(767)	(1,145)

Total	(1,134)	(44)	(8,312)	(6,486)

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 22 – INCOME TAXES (CONTINUED)

b) Income taxes for the years ended December 31, 2000, 2001 and 2002 were a follows:

	Year ended December 31,
	2000	2001	2002
	MCh$	MCh$	MCh$
Amortization of deferred tax complementary accounts	15,025	24,445	4,304
Deferred tax for the period	(11,601)	(14,764)	4,551

Net benefit from deferred taxes	3,424	9,681	8,855
Income tax provision—current	(2,451)	(6,005)	(35,214)
Other taxes	(1,397)	(31)	(1,075)

Net income taxes	(424)	3,645	(27,434)

NOTE 23 – CONTINGENCIES AND COMMITMENTS

a) Lawsuits against the Bank:

Regarding the notification sent on August 24, 1993 by the Chilean Internal Revenue Service, Banco Santander Chile paid the amount of MCh$ 1,169. As a result, this lawsuit was finally settled.

The proceeding arising from the notification of the Chilean Internal Revenue Service dated August 26, 1992 is still pending, over which the Court of Appeals of Santiago partially accepted the appeal recourse submitted in the lawsuit, being the amount claimed in the litigation significantly reduced. In the opinion of the legal counsels of the Bank, no provision should be set up for this lawsuit since the judgment is expected to be favorable to the Bank. However, following a conservative principle, as of December 31, 2002, the Bank maintains a provision amounting to MCh$ 599, which covers the contingency in its entirety.

With regard to the notification sent by the Chilean Internal Revenue Service on May 31, 1993 the Court of Appeals of Santiago annulled in 2002 the judgment in the first instance, ordering to date back the cause to the status in which the competent tax judge decides the claim. The Bank has provided in full against this contingency; the provision amounted to MCh$ 174 as of December 31, 2002.

b) Contingencies of Subsidiaries:

On August 28, 1996 Banco Español de Crédito filed a complaint against Auca Forestal S.A. and O’Higgins Corredores de Bolsa Ltda. The Bank’s management and its legal counsels, believe that the solution of this contingency should not cause damages to the subsidiary. However, following a conservative principle, provisions have been made in order to cover this contingency in its entirety.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 23—CONTINGENCIES AND COMMITMENTS (CONTINUED)

In order to guarantee obligations for bond issues, the subsidiary Santiago Leasing S.A. has delivered leasing contracts as collateral in the amount of MCh$ 5,486 (MCh$ 6,931 in 2001), with an unpaid capital of MCh$ 4,191 (MCh$ 5,118 in 2001).

As of December 31, 2002 and 2001 the subsidiary Santiago Leasing S.A. leased property with deferred customs duties. The Company should eventually pay such duties, amounting to MCh$ 23,187 and MCh$ 43,360 respectively, on account of the leaseholder, if not paid by the latter. In turn, the Company’s contingent obligation for these rights transferred to its clients amounts to ThUS$ 4,215 as of December 31, 2002 (ThUS$ 5,267 in 2001).

NOTE 24—FIDUCIARY ACTIVITIES

The following items are recorded in memorandum accounts by the Bank and represent fiduciary safekeeping and custody services:

	As of December 31,
	2001	2002
	MCh$	MCh$
Securities held in safe custody	1,686,339	10,514,961
Amounts to be collected on behalf of local third parties	84,667	286,551
Amounts to be collected on behalf of foreign third parties	443,060	949,570

Total	2,214,066	11,751,082

NOTE 25—PRICE-LEVEL RESTATEMENT

The price-level restatement loss is determined by restating the following non-monetary assets and liabilities:

	Year ended December 31,
	2000	2001	2002
	MCh$	MCh$	MCh$
Restatement of non monetary accounts based on Consumer Price Index:
Bank premises and equipment	5,676	3,693	7,062
Investments in other companies	67	71	89
Other non-monetary assets and liabilities	2,126	1,488	2,446
Shareholders’ equity	(19,842)	(13,095)	(22,621)

Net price-level restatement loss	(11,973)	(7,843)	(13,024)

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 26—SALES AND PURCHASE OF LOANS

From time to time, the bank sells and purchases loans based on specific requirements from customers. During the year ended December 31, 2000, 2001 and 2002 the Bank sold loans in the amount of MCh$ 9,657, MCh$ 33,707 and MCh$ 52,654, respectively, however, the Bank does not originate loans for future sale. During the years ended December 31, 2000, 2001 and 2002, the Bank purchased loans totaling MCh$ 25,483, MCh$ 5,278 and MCh$ 2,305, respectively. Any gains or losses on such transactions are recognized in results of operations at the time of the transactions.

The aggregate gains (losses) on sales of loans were MCh$ (912), MCh$ 1,827 and MCh$ (43) for the years ended December 31, 2000, 2001 and 2002, respectively.

NOTE 27—SUBSEQUENT EVENTS

1.	On January 16, 2003, at 12 o clock (New York time) Banco Santander Chile completed the process of voluntary exchange of its new subordinated bonds, which will mature in 2012. All of the previous subordinated bonds issued at 7% in 1997 with maturity date on 2007, qualified for the exchange process.

A total of US$ 221,961,000 in principal of the previous issue was offered and accepted by the Bank at the moment of the exchange. The bondholders received, for each US$ 1,000 in principal of the previous bonds, US$ 1,000 of the new bonds, issued at an annual interest rate of 7,375%, and a payment in cash of US$ 45.13.

The Bank estimates that the amount in cash that will be paid for this exchange amounts approximately to US$ 10,017,000. This difference is being amortized over the increased period of the new bonds.

2.	On December 30, 2002 Banco Santander Chile registered the issuance of the Euro Medium Term Note (EMTN) in Luxembourg, for an amount of US$ 300 million; a process that at January 17, 2003 was on hold, awaiting an improvement in market conditions with respect to bond issues.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 28 – DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The following is a description of the significant differences between accounting principles generally accepted in Chile and accounting principles of the Superintendency of Banks (collectively, “Chilean GAAP”), and accounting principles generally accepted in the United States (“U.S. GAAP”).

The Chilean GAAP financial statements that have been presented are those of the acquiring bank, Santiago, in accordance with merger accounting under Chilean GAAP. U.S. GAAP information as of December 31, 2002 and for the year then ended reflects the merger with the former Banco Santander-Chile. U.S. GAAP information as of December 31, 2001 and for the two years in the period ended December 31, 2001 presented in this note has been restated to reflect the merger with the former Banco Santander-Chile. Disclosures provided under U.S. GAAP as of December 31, 2001 for each of the two years in the period ended December 31, 2001 give effect to the combination of Banco Santiago and the former Banco Santander-Chile (collectively referred to herein as the “Merged Bank”) as from May 3, 1999, the first date in which control of both these banks was held by the common parent. Paragraph (a) below provides a description of the merger with the former Banco Santander-Chile and provides combined financial statement information based on the respective consolidated financial statements of the individual banks prepared under Chilean GAAP.

References below to “SFAS” are to United States Statements of Financial Accounting Standards. Pursuant to Chilean GAAP, the Bank’s consolidated financial statements recognize certain effects of inflation.

The cumulative inflation rate in Chile as measured by the CPI for the three-year period ended December 31, 2002 was approximately 11.14%. Chilean GAAP requires that financial statements of banks be restated to reflect the total effect of the loss in the purchasing power of the Chilean peso on the financial position and results of operations of reporting entity. The method, described in Note 1 (c), is based on a model which enables calculation of net inflation gains or losses caused by monetary assets and liabilities exposed to changes in the purchasing power of local currency, by restating all non-monetary accounts in the financial statements. The model prescribes that the historical cost of such accounts be restated for general price-level changes between the date of origin of each item and the end of the period. The inclusion of price-level adjustments in the accompanying consolidated financial statements is considered appropriate under the prolonged inflationary conditions affecting the Chilean economy. As permitted under Item 18 of Form 20-F of SEC Regulation S-X no adjustments have been made to reflect the elimination of price-level adjustments.

(a) Merger of entities under common control

As described in Note 3, for Chilean GAAP purposes, the merger between Banco Santiago and the former Banco Santander-Chile was accounted for as “pooling of interests” as follows:

•	The recorded assets and liabilities of the constituents are carried forward to the Merged Bank at their recorded amounts at January 1, 2002.

•	Income of the Merged Bank includes income of both banks for the entire year as though the merger occurred on January 1, 2002.

•	As such the merger combination between Banco Santiago and the former Banco Santander-Chile has been presented on a combined basis, beginning September 30, 2002, which is the first interim reporting period following the Merger on August 1, 2002.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 28—DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

Under Chilean GAAP historical financial statements for periods prior to the merger are not restated. As the merger took place after December 31, 2001, the date of the last audited financial statements issued, the Chilean GAAP financial statements of Banco Santander-Chile (formerly Banco Santiago) as of December 31, 2001 and for the two years in the period ended December 31, 2001 do not reflect the combination of the two entities. As a result, the financial statements of the acquiring bank for those years, the former Banco Santiago, have been presented.

Under U.S. GAAP, the merger between these two entities, which have been under common control since May 3, 1999, should have been accounted for in a manner similar to a pooling-of-interest. As a consequence of the merger, the former Banco Santander-Chile is required to restate its U.S. GAAP reconciliation footnotes previously issued for all periods until December 31, 2001, to retroactively reflect the combining banks as if they had been combined throughout the periods during which common control existed. These statements are the restated financial statements and replace the historical financial statements as required under U.S. GAAP.

(a) Merger of entities under common control, continued

Unlike Chilean GAAP, for purposes of the restated financial statements the reported financial statement information for periods prior to May 3, 1999, the date at which there was common control, will be the reported book values of the predecessor entity the former Banco Santander-Chile, controlled by Banco Santander Central Hispano (“BSCH”) since 1978. U.S. GAAP requires that the Merged Bank combine the reported book values of the former Banco Santander-Chile subsequent to May 3, 1999 with the carrying values of the former Banco Santiago based on the U.S. GAAP amounts included in the accounting records of the common parent, BSCH.

As Chilean GAAP information includes only the former Banco Santiago for periods prior to January 1, 2002, and U.S. GAAP includes the former Banco Santander-Chile for all periods and a combination of the banks starting May 3, 1999, there is a reconciling amount to provide that the banks are presented on a combined basis under Chilean GAAP as of December 31, 2001 and for the two years in the period ended December 31, 2001, before reconciling to U.S. GAAP. The effect of combining for those periods the banks using the respective consolidated financial statements prepared in accordance with Chilean GAAP, in order to present comparable amounts prior to the inclusion of adjustments to U.S. GAAP of the Merged Bank is included in paragraph (x) below.

1) Condensed Combined Balance Sheet

For informational purposes, Banco Santander-Chile and Santiago have been combined using the respective consolidated financial statements prepared in accordance with Chilean GAAP. The two banks have been added on a line-by-line basis eliminating any interbank balances or transactions. The condensed combined balance sheet compiled using information prepared in accordance with Chilean GAAP as of December 31, is set-out as follows:

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 28—DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(a) Merger of entities under common control, continued

As of December,
2001
Total
MCh$
Assets
Cash and due from banks	1,025,729
Investments	2,572,732
Loans, net	8,600,179
Other assets	684,504

Total Assets	12,883,144

Liabilities and Shareholders’ equity
Deposits	6,924,975
Borrowings	3,988,411
Other liabilities	946,907
Minority interest	604
Shareholders’ equity	1,022,247

Total Liabilities and Shareholders’ Equity	12,883,144

2) Condensed Combined Income Statement

The income statement compiled using information prepared in accordance with Chilean GAAP for the each of the two years ended December 31, 2001, are set out as follows:

	Years ended December 31,
	2000	2001
	MCh$	MCh$
Net Interest Revenue	444,529	482,248
Provision for loan losses	(92,496)	(97,803)
Income from services	77,008	89,554
Other operating income, net	39,687	36,338
Operating expenses	(270,591)	(285,640)
Other income and expenses	15,890	20,491
Loss from price-level restatement, net	(20,573)	(14,180)
Income taxes	(15,651)	(13,910)

Net income	177,803	217,098

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 28—DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(a) Merger of entities under common control, continued

3) Condensed Combined Cash Flows

The statement of cash flows compiled using information prepared in accordance with Chilean GAAP for each of the two years ended December 31, 2001 is set out as follows:

	Years ended December 31,
	2000	2001
	MCh$	MCh$
Cash provided by operating activities	447,435	79,486
Cash (used in) provided by financing activities	(232,971)	876,154
Cash used in investing activities	(77,872)	(833,418)
Effect of inflation on cash and cash equivalents	1,249	9,052

Net change in cash and cash equivalents	137,841	131,274
Cash and cash equivalents at beginning of year	756,614	894,455

Cash and cash equivalents at end of year	894,455	1,025,729

(b) Push Down Accounting

As described above, under Chilean GAAP, the Merger of former Banco Santander-Chile and former Banco Santiago is accounted for as a pooling of interests, prospectively beginning from January 1, 2002 with no retroactive restatement of historical financial statements or carrying values prior to the merger.

Under U.S. GAAP, to the extent that the banks are under common control, the financial information will be the reported book values of former Banco Santander-Chile and former Banco Santiago, based on the U.S. GAAP amounts included in the accounting records of the transferring entity, BSCH.

1.	Merger of Banco Central Hispanoamericano S.A. (“BCH”) into Banco Santander S.A. (“BS”) on April 17, 1999

On April 17, 1999, BCH Merged into BS to create Banco Santander Central Hispano (“BSCH”). For US GAAP purposes, the merger was accounted for as a purchase of BCH by BS. Prior to April 17, 1999 BCH indirectly held a 21.75% investment in Santiago through a 50% participation in Teatinos Siglo XXI (“Teatinos”), formerly O’Higgins Central Hispano, S.A. At the time, the other 50% of Teatinos was owned by Quiñenco S.A. (“Quiñenco”). In addition to other controlling investments in Latin America banks, Teatinos held approximately 43.5% of Santiago’s outstanding ordinary shares. At that time, the second largest shareholder of Santiago was the Central Bank of Chile, which owned approximately 35.5% of Santiago’s outstanding ordinary shares. Due to legal impediments, the Central Bank’s shares in Santiago had no voting rights, enabling Teatinos to control Santiago.

As a result of the acquisition of BCH by BS, purchase accounting was applied to the investment in Santiago through Teatinos based on the identifiable assets and liabilities of BCH resulting in the creation of goodwill, relating to Santiago, in the books of BSCH.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 28—DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(b) Push Down Accounting (continued)

Purchase of 50% of Teatinos by BSCH on May 3, 1999

On May 3, 1999 BSCH purchased the 50% of Teatinos that it did not already own from Quiñenco for US$600 million. As a result of the acquisition, purchase accounting was applied to the identifiable assets and liabilities, based on purchase price allocated to Santiago in the books of BSCH.

Until December 31, 2001, the amortization of the aggregate goodwill related to the investment in Santiago was calculated on a straight-line basis over a 17-year period.

The total goodwill arising from the two transactions relating to Santiago amounts to MCh$ 273,205. The effect of pushing down the purchase accounting differences including goodwill and goodwill amortization into the books of the merged Bank is included in paragraph (x) below.

2. Step Acquisition of Santiago by BSCH

On April 22, 2002, the Central Bank sold their remaining 35.44% participation in Banco Santiago to Teatinos, the primary shareholder of Banco Santander Chile and a wholly owned subsidiary of BSCH. As a result of this transaction, BSCH held a 78.95% participation in Santiago prior to the Merger. Goodwill was created in the books of BSCH from this transaction. Under U.S. GAAP to the extent that the transferring entity has differences in the carrying values of the banks, such differences are recorded in the records of the Merged Bank. In the case of Banco Santander Chile these values include purchase accounting adjustments that relate to the April 22, 2002 transaction. The amount of goodwill as a result of the above transaction was determined as follows:

As of December 31, 2002(3)
MCh$
Net book value of Santiago	476,741
Incremental fair value of identified intangible assets (1)(2)	251,551
Fair value increment of identified net assets acquired	45,510

Fair value of Santiago	773,802

Fair value of interest acquired in Santiago (35.44%)	274,235

Purchase cost	453,152

Goodwill	178,917

(1)	Core deposit intangibles resulting from the acquisition amounted to MCh$ 84,746 and are being amortized over the estimated run-off period of the acquired customer base at the date of purchase.
(2)	Brand name intangible with indefinite life resulting from the acquisition amounted to MCh$ 166,805.
(3)	Expressed in millions of constant Chilean pesos (MCh$) of December 31, 2002.

The effect of pushing down the goodwill into the books of the merged bank is included in paragraph (x) below.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 28—DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(c) Acquisition of the former Banco Santander-Chile

The pooling of interests method under Chilean GAAP is based on adding the balances of the two banks together using their historical book values and eliminating any inter-bank balances. Under US GAAP, to the extent that the banks were under common control, the assets and liabilities of the former Banco Santander-Chile were transferred into the former Banco Santiago using the US GAAP carrying values of such assets and liabilities included in the records of the common parent. However, as BSCH only owned 89% of the former Banco Santander-Chile, to the extent that the minority interest of 11% was acquired, through the issuance of former Banco Santiago shares, the latter is considered to be the acquirer.

Therefore, Banco Santander Chile (former Banco Santiago) must calculate goodwill based on the difference between the purchase price (i.e. the market value of the shares issued by former Banco Santiago) and the fair value of the proportion of assets and liabilities acquired at the date of the merger. As part of this process and as a result of the acquisition of the minority interest of 11%, under US GAAP, Banco Santander Chile was also required to value the interest acquired of previously unrecorded intangible assets, such as the Banco Santander Chile brand name, and to include these assets in the financial records of the Merged bank. Such intangible assets were not recorded under Chilean GAAP.

As described in Note 3, as a result of the merger between the former Banco Santiago and the former Banco Santander-Chile, the former Banco Santiago issued 89,511,910,227 shares in exchange for all the outstanding common shares of the former Banco Santander-Chile using an exchange ratio of 3.55366329 former Banco Santiago for each former Banco Santander-Chile share.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 28—DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(c) Acquisition of former Banco Santander-Chile, continued

The following table sets forth the US GAAP purchase accounting adjustment as of December 31, 2002, relating to the purchase of 11% of the former Banco Santander-Chile:

As of December 31, 2002 MCh$(4)
Net book value of the former Banco Santander-Chile	429,357
Incremental fair value of identified intangible assets (2)(3)	203,783
Fair value increment of identifiable assets acquired other than identified intangible assets	70,443
Fair value decrease of identifiable liabilities assumed	(25,352)

Fair value of the former Banco Santander-Chile	678,231
Fair value of interest acquired in the former Banco Santander-Chile (11%)	74,605
Purchase cost, including an estimated Ch$452,1 million of related acquisition expenses(1)	114,112
Goodwill under US GAAP)(5)	39,507

(1)	The purchase price was the market value of the former Banco Santiago shares on the Santiago Stock Exchange multiplied by the percentage of shares to be issued in the merger relating to the purchase of the former Banco Santander-Chile. The market value was based on the share price on August 1, 2002.
(2)	Core deposit intangibles resulting from the acquisition amounted to MCh$ 96,733 and are being amortized over the estimated run-off period of the acquired customer base at the date of purchase.
(3)	Brand name intangible with indefinite life resulting from the acquisition amounted to MCh$ 107,050.
(4)	Expressed in millions of constant Chilean pesos (MCh$) of December 31, 2002
(5)	Under Chilean GAAP the transaction is being accounted for as a merger, commonly referred to as a “pooling of interests”. For this reason, no goodwill arises.

The Bank does not amortize goodwill related to the acquisition of former Banco Santander-Chile, following the provisions of SFAS No. 142, as described in paragraph (d) below.

(d) Amortization of Goodwill and Intangible Asset

The Bank adopted Statement of Financial Accounting Standard No. 142, “Goodwill and Other Intangible Assets”, (“SFAS 142”) as of January 1, 2002. SFAS 142 applies to all goodwill and identified intangible assets acquired in a business combination. Under the new standard, beginning January 1, 2001, all goodwill, including that acquired before initial application of the standard, and indefinite-lived intangible assets are not amortized, but must be tested for impairment at least annually.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 28—DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(d) Amortization of Goodwill and Intangible Assets, continued

The Bank has performed the impairment test of goodwill and intangible assets with indefinite lives as required by the standard, which did not result in any impairment. Under Chilean GAAP, the Bank does not present any goodwill and intangible assets with indefinite lives as of December 31, 2002. Under U.S. GAAP, the carrying value of goodwill and identified intangible assets with indefinite lives related to the acquisitions of the former Banco Santander-Chile, financial assets and the push-down of goodwill from BSCH, described in paragraphs (b), (c), and (u) to this note, were MCh$ 39,507, MCh$178,917, MCh$278,860 and MCh$ 418,356, respectively.

The table below presents the allocation of the total carrying value of goodwill by major line of business of the Bank:

MCh$
Business Segments
Retail Banking	500,773
Wholesale Banking	235,950

Total goodwill	736,723

The table below presents the reported net income and adjusted earnings per share amounts that would have been for the years ended December 31, 2000 and 2001 if amortization expense recognized in those periods related to goodwill is excluded:

	Years ended December 31,
	2000	2001
	MCh$	MCh$
Reported net income	134,554	159,469
Add back: Goodwill amortization	40,150	40,150

Adjusted net income	174,704	199,619

Basic earnings per share:
Reported net income in accordance with U.S. GAAP	0.71	0.85
Goodwill amortization	0.21	0.21

Adjusted basic and diluted earnings per share	0.92	1.06

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 28—DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(e) Net loan origination fees

Until December 31, 1999, the Bank recognized origination fees on credit card loans, lines of credit and letters of credit when collected and recorded the related direct costs when incurred. Under SFAS No. 91, “Accounting for Nonrefundable Fees and Costs Associated with Origination of Acquiring Loans and Initial Direct Costs of Leases,” loan origination fees and certain direct loan origination costs should be recognized over the term of the related loan as an adjustment to yield. Under Chilean GAAP, up to December 31, 1999, certain direct loan origination costs were recognized immediately in the income statement. The effect of accounting for net loan origination fees in accordance with U.S. GAAP in 1999 is included in the reconciliation of the combined net income in paragraph (x) below.

Effective January 1, 2000, and in accordance with Circular No. 3,029 of the Superintendency of Banks dated October 27, 1999, loan origination fees under Chilean GAAP are recognized over the term of the related loan as an adjustment to yield in a manner similar to U.S. GAAP.

(f) Income taxes

Under Chilean GAAP, prior to 1999, the Merged Bank did not record the effects of deferred income taxes. Effective January 1, 1999, and in accordance with the new accounting standard under Chilean GAAP, the Merged Bank was required to record the effects of deferred tax assets and liabilities based on the liability method, with deferred tax assets and liabilities established for temporary differences between the financial reporting basis and the tax basis of the Merged Bank’s assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized. As a transitional provision to reduce the impact of adoption of this standard, the Merged Bank was permitted to record a contra (“complementary”) asset or liability as of the date of implementation of the new accounting standard, January 1, 1999, related to the effects of deferred income taxes from prior years. These complementary assets and liabilities are to be amortized over the average estimated period of reversal of the temporary differences which generate the future income tax asset or liability.

Under SFAS No. 109, “Accounting for Income Taxes” (“SFAS 109”), income taxes are recognized using the liability method in a manner similar to Chilean GAAP. The effects of recording deferred income taxes and the elimination of the complementary assets and liabilities and their respective amortization are included in the reconciliation of consolidated net income and shareholders’ equity in paragraph (x) below. Additional disclosures required under SFAS 109 are further described in paragraph (aa) below.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 28—DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(g) Mandatory dividends

As required by Chile’s General Banking Law, unless otherwise decided by a two-thirds vote of the issued and subscribed shares, the Bank must distribute a cash dividend in an amount equal to at least 30% of its net income for each year as determined in accordance with Chilean GAAP, a higher legally binding commitment to distribute dividends exists, or unless and except to the extent the Bank has unabsorbed prior year losses. Under U.S. GAAP, if dividends distributed as of a financial reporting date are less than such a regulatory mandated dividend payment, such difference represents a non-permanent component of stockholders equity which should be reclassified from retained earnings as of such reporting date. However, when, as allowed by regulation, actions of shareholders are taken prior to the date of financial statement issuance, which is evidence that such minimum dividend will not be fully distributed, the reclassification of such dividend may be limited to such lesser amount authorized by shareholder action. The effect of recording mandatory dividends in accordance with U.S. GAAP is included in the reconciliation of combined net income and shareholders’ equity in paragraph (x) below.

(h) Interest income recognition on non-accrual loans

The Merged Bank suspends the accrual of interest on loans on the first day that such loans are overdue. Previously accrued but uncollected interest on overdue loans is not reversed at the time the loan ceases to accrue interest. Under U.S. GAAP, recognition of interest on loans is generally discontinued when, in the opinion of management, there is an indication that the borrower may be unable to meet payments as they become due. As a general practice, this occurs when loans are 90 days or more overdue. Any accrued but uncollected interest is reversed against interest income at that time.

In addition, under Chilean GAAP, any payment received on overdue loans is treated as income to the extent of interest earned but not recorded, after reducing any recorded accrued interest receivable. Any remaining amount is then applied to reduce the outstanding principal balance. Under U.S. GAAP, any payment received on loans when the collectibility of the principal is in doubt is treated as a reduction of the outstanding principal balance of the loan until such doubt is removed. The effect of the difference in interest recognition on non accrual loans is not material to the Merged Bank’s financial position and results of its operations

(i) Repurchase agreements

The Merged Bank enters into repurchase agreements as a source of financing. In this regard, the Merged Bank’s investments which are sold subject to repurchase agreements are reclassified from their investment category to “investment collateral under agreements to repurchase”. Under U.S. GAAP, no such reclassification would be made, since, in substance, the investment securities serve only as collateral for the borrowing. For purposes of the Article 9 combined balance sheets included in paragraph (z) to this note, investments which collateralize such borrowings are shown as trading investments.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 28—DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(j) Contingent loans

In accordance with Chilean GAAP, the Merged Bank recognizes rights and obligations with respect to contingent loans as contingent assets and liabilities. Contingent liabilities consist of open, unused and standby letters of credit, together with guarantees by the Merged Bank in Chilean peso, UF and foreign currencies (principally US dollars). The liabilities represent the Merged Bank’s obligations under such agreements. Under U.S. GAAP, such contingent amounts are not recognized on the consolidated balance sheets but are disclosed in memorandum accounts. The reclassification was included in the combined balance sheets Article 9 in paragraph (z) below.

(k) Investment securities

Under Chilean GAAP the Bank classifies their financial investments as “trading” or “permanent”. Financial investments with a secondary market are stated at fair market value with unrealized gains and losses included in a separate component of shareholders’ equity for those classified as permanent and with realized gains and losses included in other operating results for trading investments. All other financial investments are carried at acquisition cost plus accrued interest and UF indexation adjustments. Investment securities maintained by the former Banco Santander-Chile’s subsidiaries are carried at the lower of price-level restated cost or market value. Additionally, during 2001 the former Banco Santander-Chile received permission from the Superintendency of Banks to record at amortized cost (i.e. not adjust to market value) a portion of its portfolio of Chilean Government securities, which are hedged by specific interest rate swap agreements. Similarly, under Chilean GAAP interest rate swap agreements are not recorded at fair value (see paragraph (o) below).

Under U.S. GAAP, SFAS N°115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS 115”) requires that debt and equity securities be classified in accordance with the Bank’s intent and ability to hold the security, as follows:

•	Debt securities for which the Merged Bank has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and are reported at amortized cost.
•	Debt and equity securities that are bought and held by the Merged Bank, principally for the purpose of selling them in the near term, are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.
•	Debt and equity securities not classified as either held–to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders’ equity.

Based upon these criteria, the Merged Bank has determined that under U.S. GAAP, its investments should be classified as “trading”, “available-for-sale” and “held-to-maturity”.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 28— DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING

PRINCIPLES (CONTINUED)

(k) Investment securities, continued

The effect of recording the market value adjustment for investments stated at the lower of price-level restated cost or market value, consistent with the valuation criteria of the Merged Bank, and the market value adjustment to the Chilean Government securities portfolio hedged by various interest rate swap agreements, is included in the reconciliation of consolidated net income and shareholders’ equity in paragraph (x) below.

(1)	Under Chilean GAAP, the unrealized holding gains (losses) related to investments classified as permanent have been included in equity, which does not differ from the treatment “available-for-sale” under U.S. GAAP, except for the elimination of mortgage finance bonds issued by the Merged Bank, as discussed in paragraph (L) below.

The following are required disclosures for investments classified as available-for-sale in accordance with SFAS 115 and based on Article 9. Realized gains and losses are determined using the proceeds from sales less the cost of the investment identified to be sold. Gross gains and losses realized on the sale of available-for-sale securities for the year ended December 31, 2001 and 2002 on a combined basis are as follows:

	Years ended December 31,
	2001	2002
	MCh$	MCh$
Proceeds on realized gains	244,979	405,390
Realized gains	3,189	2,009
Proceeds on realized losses	84,948	155,512
Realized losses	1,047	1,058

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 28—DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING

                     PRINCIPLES (CONTINUED)

(k) Investment securities, continued

The carrying value and market value of securities available-for-sale on a combined basis as of December 31, 2001 and 2002 are as follows:

	Year ended December 31, 2001
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	MCh$	MCh$	MCh$	MCh$
Available-for-Sale Investments:
Central Bank Securities	241,257	3,563	(977)	243,843
Chilean Treasury Bonds	38,111	717	—	38,828
Other securities of Chilean institutions	259,517	62,509	(57,487)	264,539
Foreign investments	62,272	841	—	63,113

Total	601,157	67,630	(58,464)	610,323

	Year ended December 31, 2002
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	MCh$	MCh$	MCh$	MCh$
Available-for-Sale Investments:
Central Bank Securities	524,728	7,523	(121)	532,130
Chilean Treasury Bonds	269,621	—	(2,630)	266,991
Other securities of Chilean institutions	85,386	8	(118)	85,276
Other Chilean investments	140,085	5,120	—	145,205

Total	1,019,820	12,651	(2,869)	1,029,602

The contractual maturities of securities classified by the Merged Bank as available-for-sale on a combined basis are as follows:

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 28—DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING

                     PRINCIPLES (CONTINUED)

(k) Investment securities, continued

	Year ended December 31, 2002
	Within one year	After one year but within five years	After five years but within ten years	After ten years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Available-for-Sale Investments:
Central Bank Securities	131,666	399,985	401	78	532,130
Chilean Treasury Bonds	23,136	67,734	173,790	2,331	266,991
Other securities of Chilean institutions	48	7,475	20,709	57,044	85,276
Other Chilean investment	—	107,490	35,142	2,573	145,205

Total	154,850	582,684	230,042	62,026	1,029,602

(2)	During 2000, the former Banco Santander-Chile sold its investment in Government Debt Securities-FAMAE, classified as held-to-maturity, to maintain the interest rate risk position of the former Banco Santander-Chile at the date of the sale. The realized gains on this sale were MCh$ 120, on proceeds of MCh$ 28,856. As a result of this transaction, the former Banco Santander-Chile did not classify any instrument as held-to-maturity as of December 31, 2000 and 2001. No restatement has been made to the investments held by the former Banco Santiago which that bank classified as held-to-maturity prior to the merger.

(3)	Under U.S. GAAP, the Merged Bank is required to disclose the amounts of unrealized holding gains and losses included in income on securities classified as trading. For the years ended December 31, 2000, 2001 and 2002, the Merged Bank recognized in income net unrealized holding losses of MCh$ 685, MCh$ 4,613 and MCh$ 4,323, respectively, on these securities.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 28—DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(k) Investment securities, continued

The following disclosures are required for investments classified as held-to-maturity by the Merged Bank in accordance with SFAS No. 115:

	As of December 31, 2001			As of December 31, 2002
	Amortized cost	Gross Unrealized Losses	Estimated Fair Value	Amortized cost	Gross Unrealized Losses	Estimated Fair Value
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Held-to-maturity investments
Chilean Central Bank securities	30,276	(673)	29,603	53,875	—	53,875

The contractual maturities of securities classified by the Merged Bank as held-to-maturity are as follows:

	As of December 31, 2002
	Within one year	After one year but within three years	After three years but within six years	After six years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Held-to-maturity investments
Chilean Central Bank securities	53,875	—	—	—	53,875

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 28—DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING

PRINCIPLES (CONTINUED)

(l) Mortgage finance bonds

Until December 31, 2002, other financial investments include mortgage finance bonds issued by the Bank and held for future sale. As explained in Note 2, in 2002 the Bank modified its accounting treatment of financial investments in mortgage finance bonds issued by the Bank in accordance with the instructions issued by the Superintendency of Banks

Under U.S. GAAP, this accounting treatment would have been always applied, therefore, other financial investments and the liability for mortgage finance bonds as of December 31, 2001 would have been lower by MCh$66,516. This reclassification is included in the Article 9 financial statements of the Merged Bank in paragraph (z) below.

In addition, as under U.S. GAAP mortgage finance bonds are offset against the corresponding liability for periods prior to 2002, the market value adjustment applied under Chilean GAAP before the accounting change would not have been made under U.S. GAAP. The effects of this difference between Chilean and U.S. GAAP have been included in the reconciliation to U.S. GAAP in paragraph (x) below.

(m) Allowance for loan losses

The determination of loan losses under U.S. GAAP differs from that under Chilean GAAP in the following respects:

(1) Allowance for loan losses

Under Chilean GAAP, the allowance for loan losses is calculated according to specific guidelines set out by the rules of the Superintendency of Banks.

Under U.S. GAAP, allowances for loan losses should be adequate to cover inherent losses in the loan portfolio at the respective balance sheet dates. The Merged Bank has estimated its required allowance in the following manner:

•	All loans of the Merged Bank were classified in accordance with the rules of the Superintendency of Banks.

•	Allowances for commercial loans classified in loan risk category A or B, which were not considered impaired under SFAS No. 114, “Accounting by Creditors for Impairment of a Loan” (“SFAS 114”) were analyzed by loan category and were adjusted where necessary to reflect the estimated inherent losses in the loan portfolio based upon the historical movements and trends in the Merged Bank’s loan classifications (“migration analysis”).

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 28—DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING

PRINCIPLES (CONTINUED)

(m) Allowance for loan losses, continued

•	In addition, specific additional allowances were determined for commercial loans (i.e. those loans which were not considered above) on the following basis:

i.	Commercial loans greater than MCh$ 100, which were considered impaired in accordance with the criteria established by SFAS 114 were valued at the present value of the expected future cash flows discounted at the loan’s effective contractual interest rate, or at the fair value of the collateral if the loans were collateral dependent.

ii.	Allowances for commercial loans which were under MCh$ 100 (i.e. those loans which were not considered in the above SFAS 114 analysis), were calculated using the weighted average loan provision, by loan classification, as determined in (i). In addition, estimated incurred losses were adjusted based on results of a migration analysis referred to above.

iii.	Allowance for loan losses for mortgage and consumer loans were determined based on historical loan charge-offs, after considering the recoverability of the underlying collateral.

Based on the preceding calculations under provisions of SFAS 114 the Merged Bank deducted MCh$ 13,170 and MCh$ 13,094 from the total loan loss allowance for the years ended December 31, 2001 and 2002, respectively. The effects of adjusting for the recognition of income and the effects of adopting SFAS 114 are included in paragraph (x) below.

Based on the preceding estimation process the Merged Bank computed the allowance for loan losses under U.S. GAAP, and compared this estimate with the reported allowance determined in accordance with the guidelines established by the Superintendency of Banks. The recorded voluntary loan loss allowance, permitted under Chilean GAAP, was then deducted from the additional allowance requirements under U.S. GAAP to arrive at a cumulative U.S. GAAP adjustment for the Merged Bank, as follows:

	As of December 31,
	2001	2002
	MCh$	MCh$
U.S. GAAP loan loss allowance	(151,257)	(154,560)
Chilean GAAP loan allowance required by the Superintendency of Banks	141,720	154,990

U.S. GAAP adjustment prior to voluntary loan loss allowance	(9,537)	430
Less: Chilean GAAP voluntary loan loss allowance	22,707	12,664

Cumulative U.S. GAAP adjustment	13,170	13,094

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 28—DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING

PRINCIPLES (CONTINUED)

(m) Allowance for loan losses, continued

The effect of accounting for loan losses in accordance with U.S. GAAP is included in the reconciliation of the combined net income and shareholders’ equity in paragraph (x) below.

(2) Recognition of Income

As of December 31, 2001 and 2002, the recorded investment in loans for which impairment has been recognized in accordance with SFAS 114 totaled MCh$ 215,696 and MCh$ 231,745, respectively on a combined basis, with a corresponding valuation allowance of MCh$ 83,419 and MCh$ 82,778, respectively. For the year ended December 31, 2001 and 2002 the average recorded investment in impaired loans was MCh$ 201,866 and MCh$ 238,022, respectively on a combined basis. For the three years ended December 31, 2002, during the portion of the year that the loans were impaired the Merged Bank recognized MCh$ 29,980, MCh$ 28,951 and MCh$ 12,865 of interest on a combined basis on impaired loans. The former Banco Santander-Chile recognized interest on impaired loans on accrual basis, except for past due loans for which the Bank recognizes interest as described in paragraph (h) above. Banco Santander Chile (formerly Banco Santiago) recongized interest on impaired loans on the cash basis, except for the past due loans for which it recognized interest as described in paragraph (h) above. As of December 31, 2001 and 2002, the Merged Bank had made provisions against all loans which it considered to be impaired.

(3) Loan loss recoveries

Under U.S. GAAP recoveries of loans previously charged-off are presented as a reduction of the provision for loan losses while under Chilean GAAP such recoveries are recognized as other income. This reclassification is included in the article 9 financial statements of the Merged Bank in paragraph (z) below.

The following presents an analysis under U.S. GAAP on a combined basis of the changes in the reserve for loan losses during the years presented:

	As of December 31,
	2000	2001	2002
	MCh$	MCh$	MCh$
Allowances for loan losses in accordance with U.S. GAAP, as of January 1	166,257	149,150	151,257
Price-level restatement (1)	(9,777)	(5,909)	(4,348)
Loan loss recoveries	22,151	24,171	25,134
Charge-offs	(86,129)	(87,782)	(80,541)
Provisions established	57,590	74,515	77,026
Provisions released	(942)	(2,888)	(13,968)

Allowances for loan losses in accordance with U.S. GAAP, as of December 31	149,150	151,257	154,560

(1) Reflects the effect of inflation on the allowance of loan losses under Chilean GAAP at the beginning of each period, adjusted to constant Chilean pesos of December 31, 2002.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 28—DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(m) Allowance for loan losses, continued

(4) Charge-offs

As discussed in Note 1 (k) of these financial statements, under Chilean GAAP the Banks charges-off loans when collection efforts have been exhausted. Under the rules and regulations established by the Superintendency of Banks, charge-offs must be made within the following maximum prescribed limits:

—24 months after a loan is past due (3 months for consumer loans) for loans without collateral;

—36 months after a loan is past due for loans with collateral.

Under U.S. GAAP, loans should be written-off in the period that they are deemed uncollectible. The Merged Bank believes that the charge-off policies it applies in accordance with Chilean GAAP are substantially the same as those required under U.S. GAAP, and therefore that differences are not significant to the presentation of its financial statements.

(n) Investments in other companies

Under Chilean GAAP, certain long-term investments of less than 20% of the outstanding shares in other companies have been recorded using the equity method of accounting. Under U.S. GAAP, those investments generally would have been recorded at cost. The effect of accounting for investments in other companies in accordance with U.S. GAAP is included in the reconciliation of consolidated net income and shareholders’ equity in paragraph (x) below. In those cases where each individual bank held less than 20% of an investment but on a combined basis the Merged Bank holds more than 20%, such investments have been restated and retroactively accounted for under the equity method.

(o) Derivatives

Chilean banks are permitted to use foreign exchange forward contracts (covering either foreign currencies against the U.S. dollar, the UF against the Chilean peso or the UF and the Chilean peso against the U.S. dollar), forward rate agreements and interest rate swaps. Currently, the use of derivatives in Chile is regulated by the Chilean Central Bank, which requires that all foreign exchange forward contracts be made only in U.S. dollars and other major foreign currencies.

All derivative instruments are subject to market risk, which is defined as the risk that future changes in market conditions may make an investment more or less valuable. The Merged Bank managed their individual exposure to market risk on a global basis in accordance with risk limits set by senior management by buying or selling instruments or entering into off-setting foreign exchange and interest rate positions.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 28—DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(o) Derivatives, continued

The Merged Bank enters into derivative transactions for its own account and to meet customers’ risk management needs. Generally the Merged Bank enters into forward contracts in U.S. dollars against the Chilean peso or the UF, however, occasionally, forward contracts are also made in other currencies, but only when the Merged Bank acts as an intermediary. Other derivative transactions include primarily interest rate swaps (paid fixed-received floating) and rate lock. These are used for hedging purposes in order to manage, among other risks, interest rate and fair value risk related to the Yankee bonds of Chilean companies and Chilean Government securities bought by the Merged Bank.

In order to manage any credit risk associated with its derivative products, the Merged Bank grants lines of credit to transaction counterparties, in accordance with its credit policies, for each derivative transaction. The counterparty risk exposure is a function of the type of derivative, the term to maturity of the transaction and the volatility of the risk factors that affect the derivative’s market value, which were managed by each individual bank prior to the merger on an on-going basis as market conditions warrant.

Under Chilean GAAP, the Merged Bank accounts for forward contracts between foreign currencies and U.S. dollars at fair value with realized and unrealized gains and losses on these instruments recognized in other income. Forward contracts between the U.S. dollar and the Chilean peso or the UF are valued at the closing spot exchange rate of each balance sheet date, with the initial discount or premium being amortized over the life of the contract in accordance with Chilean hedge accounting criteria.

As described in Note 1, under Chilean GAAP the Merged Bank records differences between interest income and interest expense on interest rate swaps transactions, in net income in the period that such differences originate. The fair value of the swap agreement and changes in the fair value as a result of changes in market interest rates are not recognized in the Chilean GAAP consolidated financial statements.

Beginning January 1, 2001, the Merged Bank adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended by SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities—an amendment of FASB Statement No. 133” (collectively “SFAS 133”), which establishes comprehensive accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. The Standard requires that all derivative instruments be recorded in the balance sheet at fair value. However, the accounting for changes in fair value of the derivative instrument depends on whether the derivative instrument qualifies as a hedge. The standards also require formal documentation procedures for hedging relationships and effectiveness testing when hedge accounting is to be applied. If the derivative instrument does not qualify as a hedge, changes in fair value are reported in earnings when they occur. If the derivative instrument qualifies as a hedge, the accounting treatment varies based on the type of risk being hedged.

Under U.S. GAAP, the Merged Bank records its swap agreements at their estimated fair value and forward contracts between the U.S. dollar and the Chilean peso are valued at the fair value based on the forward exchange rate. Under the previous accounting standard, forward contracts were also recorded at fair value as they were considered operational in nature, and did not qualify for hedge accounting treatment.

While the Merged Bank entered into derivatives for the purpose of mitigating the global interest and foreign currency risks of each individual bank, these operations do not meet the requirements to qualify for hedge accounting under U.S. GAAP. Therefore changes in the respective fair values of all derivative instruments are reported in earnings when they occur.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 28—DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(o) Derivatives, continued

Current Chilean accounting rules do not consider the existence of derivative instruments embedded in other contracts and therefore they are not reflected in the financial statements. For U.S. GAAP purposes, certain implicit or explicit terms included in host contracts that affect some or all of the cash flows or the value of other exchanges required by the contract in a manner similar to a derivative instrument, must be separated from the host contract and accounted for at fair value. The Merged Bank separately measures embedded derivatives as freestanding derivative instruments at their estimated fair values recognizing changes in earnings when they occur. Currently the only host contracts that the Merged Bank has, which have implicit or explicit terms that must be separately accounted for at fair value, are service type contracts related to computer services agreements and insurance agreements.

The effect of adopting the SFAS 133 as of January 1, 2001, resulted in a cumulative effect on net income of MCh$ 1,098, which is presented net of deferred taxes of MCh$ 186 under the caption “Cumulative effect of change in accounting principles”. The effects of the adjustments with respect to foreign exchange contracts, interest rate and foreign currency swaps agreements and certain derivative instruments embedded in other contracts on the net income and net equity of the Merged Bank for the years ended December 31, 2001 is included in paragraph (x) below. As of December 31, 2002 the effects of embedded derivatives were not significant.

Under Chilean GAAP, forward contracts are presented on a net basis in the accounts “Other assets” and “Other liabilities”. Under U.S. GAAP, such amounts would be netted only where a legal right to offset exists. The effect of this reclassification has been included in the presentation of the balance sheets of the Merged Bank prepared in accordance with Article 9 presented in paragraph (z) below.

(p) Sale of mortgage loans

During 2001, Santiago legally sold a portion of its mortgage loan portfolio to a securitization company. After the transaction, Santiago purchased a percentage of the securities issued by the securitization company, which were backed by the mortgage loan portfolio. Under Chilean GAAP, Santiago recognized in income the difference between book value of the loans sold and the proceeds from the sale, while the mortgage backed securities acquired in this transaction have been accounted for as investments in accordance with note 1 (g).

Under U.S. GAAP, specifically SFAS No. 140, “Accounting for transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, the securities purchased by Santiago and backed by the transferred assets constitute retained interests. To the extent that Santiago has a retained interest in the loans, it is required to determine the relative fair value of the interest sold versus the interest retained. Interest retained must continue to be accounted for as if the transaction had not occurred. The effect of recording these assets in accordance with U.S. GAAP is included in the reconciliation of combined net income and shareholders’ equity in paragraph (x) below.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 28—DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(q) Staff severance indemnities

Employee benefits and post employment benefits in Banco Santander-Chile were provided by independent pension funds and health insurance companies and have been funded by employees’ contributions. As employer, Banco Santander-Chile had no responsibility for payments under these plans other than withholding amounts from employees’ salaries.

The provision for staff severance indemnities, included in the account “Other Liabilities”, relates a benefit payable to a defined number of employees, upon their voluntary retirement from Santiago, conditional upon having completed 20 years of continuous service. Santiago made indemnity payments upon termination of the applicable employees, and has not set aside assets to fund its benefit obligation. Under Chilean GAAP, the corresponding liability is calculated by discounting the benefit accrued using real interest rates, as described in Note 1 (n), considering current salary levels of all employees eligible under the plan.

An analysis of the changes in the accrued amounts for staff severance indemnities under Chilean GAAP during each of the three years ended December 31, 2002 in Santiago is as follows:

	Years ended December 31,
	2000	2001	2002
	MCh$	MCh$	MCh$
Opening balance as of January 1	208	244	256
Price-level restatement (1)	(9)	(7)	(8)
Severance indemnities provision	45	19	1
Payments during the period	—	—	—

Balance as of December 31,	244	256	249

(1)	Reflects the effect of inflation on the provision for staff severance indemnities at the beginning of each period, adjusted to constant pesos of December 31, 2002.

Under U.S. GAAP, termination indemnity employee benefits have been accounted for in accordance with SFAS No. 87 “Employers’ Accounting for Pensions”, consistent with that of a defined benefit pension plan, measuring the liability by projecting the future expected severance payments using an assumed salary progression rate net of inflation adjustments, mortality and turnover assumptions, and discounting the resulting amounts to their present value using real interest rates.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 28—DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(q) Staff severance indemnities, continued

The following data are presented under U.S. GAAP for the termination indemnity benefit plans of the Merged Bank during each of the three years ended December 31, 2002.

	Years ended December 31,
	2000	2001	2002
	MCh$	MCh$	MCh$
Changes in Benefit (obligations)
Obligation as of January 1,	475	517	550
Price level restatement (1)	(16)	(31)	16
Service cost	26	25	105
Interest cost	34	37	157
Actuarial gain (loss)	(2)	2	(284)
Benefits paid	—	—	—

Obligation as of December 31,	517	550	544

(1)	Reflects the effect of inflation on the provision for staff severance indemnities at the beginning of each period, adjusted to constant pesos of December 31, 2002.

	Years ended December 31,
	2000	2001	2002
	MCh$	MCh$	MCh$
Components of net periodic benefit expenses
Service cost	26	25	105
Interest cost	34	37	157
Actuarial gain (loss)	(2)	2	(284)

Total	58	64	(22)

Assumptions used as of December 31,
Real discount rate	7.2%	7.2%	7.2%
Real Rate of salary progression	7.1%	7.1%	7.1%
Mortality (1)	RV85	RV85	RV85
Turnover (2)	8.2%	8.2%	8.2%

(1)	The mortality tables used in the determination of the benefit obligation are the same as those used by Chilean Insurance Companies to calculate insurance life reserves, in accordance with Circular No. 491 issued March 29, 1985 by the Superintendency of Securities and Insurance.

(2)	The annual labor turnover ratio was determined based in the actual experience of Santiago.

Had U.S. GAAP been followed, shareholders’ equity of the Merged Bank would have been reduced as of December 31, 2001 and 2002 by MCh$ 294 and MCh$295, respectively, and the net income would have been reduced by MCh$ 5, MCh$ 21 and MCh$1 for the years ended December 31, 2000, 2001 and 2002, respectively.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 28—DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(q) Staff severance indemnities, continued

The Merged Bank believes that the difference between recording staff severance indemnities under Chilean GAAP and U.S. GAAP is not material to the Bank’s financial position and results of its operations, and therefore it has not been included in the reconciliation of combined net income and shareholders’ equity in paragraph (x) below.

Certain staff severance liabilities were assumed when BSCH purchased 50% of Teatinos in 1999. The liabilities were included in the calculation of goodwill and all reversed in 1999 (see paragraph (b) above).

(r) Recoveries of loans previously charged-off

Under U.S. GAAP, recoveries of loans previously charged-off are reflected as an increase to the allowance for loan losses; under Chilean GAAP they are included as other income. This reclassification has been included in the Article 9 financial statements of the Merged Bank, presented in paragraph (z) below.

(s) Capitalization of interest costs

For Chilean GAAP purposes, the Merged Bank does not capitalize interest costs on the assets that are constructed for its own use. Under SFAS No. 34, interest costs should be capitalized as they are considered part of the historical cost of acquiring these assets. The effect of accounting for capitalization of interest costs in accordance with U.S. GAAP is included in the reconciliation of combined net income and shareholders’ equity in paragraph (x) below.

(t) Mortgage loans purchased

Banco Santander-Chile acquired mortgage loans (ANAP portfolio) from the former savings and loans institutions at a discount. In 1990, based on the then existing regulations, the discount on a portion of the loans acquired was recognized as income. Under U.S. GAAP, such discount should be amortized during the life of the related loans. The effect of accounting for mortgage loans purchased in accordance with U.S. GAAP is included in the reconciliation of combined net income and shareholders’ equity in paragraph (x) below.

(u) Acquisition of Financial Assets

The following business conditions have taken place in the banks that have led to adjustments between Chilean GAAP and U.S. GAAP:

1) Acquisition of Banco O’Higgins

For Chilean GAAP purposes, the merger between the former Banco Santiago and Banco O’Higgins that took during 1997 was accounted for using merger accounting principles. This involved recording assets and liabilities of the constituents were carried forward to the combine bank at their recorded amounts as of January 1, 1997, and including in income of the former Banco Santiago the income of both Banco O’Higgins and the former Banco Santiago from January 1, 1997.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 28—DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(u) Acquisition of Financial Assets (continued)

For U.S. GAAP purposes, the former Banco Santiago accounted for the business combination as a purchase of Banco O’Higgins. Consequently, goodwill was recorded as the difference between the fair value of the consideration paid by Santiago and the fair value of the separately identifiable net assets of Banco O’Higgins received.

The original goodwill recorded under U.S. GAAP was as follows:

MCh$
Consideration paid	472,320
Proportionate fair value of the identifiable net assets of Banco O’Higgins	(190,346)

Excess of cost over net assets acquired	281,974

1.	In management’s opinion, the book value of assets and liabilities received approximated fair value.
2.	Until December 31, 2001, amortization of the goodwill was calculated on a straight-line basis over a 15-year period.

As described above in paragraph (b), on May 3, 1999, BSCH acquired an approximately 43.5% interest in the former Banco Santiago through step acquisitions, for which purchase accounting was applied and a fair value analysis of the identifiable assets and liabilities of Santiago was carried out. As by definition goodwill is not considered to be an identifiable asset, it was not included in the analysis. Therefore, 43.5% of the original goodwill relating to O’Higgins was eliminated in the push down adjustment and is implicitly included in the goodwill determination of the purchases of Teatinos by BSCH (see paragraph (b)).

The effect of accounting for the purchase of Banco O’Higgins in accordance with U.S. GAAP and the subsequent push down accounting is included in the reconciliation of combined net income and shareholders’ equity in paragraph (x) below.

2) Acquisition of Banco Osorno y La Union

During 1996, the former Banco Santander-Chile merged with Banco Osorno y la Union (“Banco Osorno”). Consistent with the O’Higgins transaction described above, under Chilean GAAP, the recorded assets and liabilities of the constituents were carried forward to the combined bank at their recorded amounts at January 1, 1996 while income of the combined Bank included in the results of both banks for the entire year as though the merger occurred on January 1, 1996.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 28—DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(u) Acquisition of Financial Assets (continued)

For U.S. GAAP purposes the business combination would have been accounted for as reverse acquisition with Banco Osorno being accounted for as the acquired entity. As such, purchase accounting adjustments would be applied to the accounts of Banco Osorno to reflect the ownership interest acquired by the former Banco Santander-Chile’s shareholders. Consequently, goodwill would have been recorded as the difference between fair value of the consideration paid by former Banco Santander-Chile’s shareholders and the fair value of the separately identifiable net assets of Banco Osorno received.

Consideration paid consisted of two components to reflect the two transactions provided for by the Acquisition Agreement, as follows:

•	The first component was the US$ 496,339,521 cash consideration paid by Santander Spain to acquire the original 51% controlling interest in Osorno from the Former Osorno Control Group. This amount was based on the agreed value (US$ 17 per ADS) whereby one ADS represents 220 shares, although the Acquisition Agreement only required that this cash consideration be paid prior to November 11, 1996, subsequent to July 1, 1996, the effective date of the merger. For purposes of determining the adjustment to U.S. GAAP, the U.S. dollar amount was discounted to July 1, 1996 at the annual rate of Libor plus 1% and converted to Chilean pesos at the exchange rate of Ch$ 411.60 per US$ 1.00 (the Observed Exchange Rate on July 1, 1996, the effective date of the Merger) and restated to constant Chilean pesos of December 31, 2002 for a total peso equivalent of MCh$ 251,238.

•	The second component was the value of the 24.5% interest in the merged Bank issued on July 1, 1996 pursuant to the Acquisition Agreement whereby Banco Osorno issued 12,594,315,035 common shares in exchange for all the outstanding common shares of the former Banco Santander-Chile. The 24.5% interest reflected one-half of the 49% of Banco Osorno that was not the subject of the commitment Banco Santander S.A. made in the Acquisition Agreement to acquire 51% of Banco Osorno by November 11, 1996. The market value of the publicly traded Banco Osorno shares at July 1, 1996 was Ch$ 26 per share; therefore the consideration paid for this component of the Merger was 24.5% of 24,594,315,035 shares acquired at Ch$ 26 per share and restated to constant Chilean pesos of December 31, 2002 for a total of MCh$ 89,163.

Then, the adjustments made to reconcile to U.S. GAAP were as follows:

•	Recognition of goodwill resulted from the Merger, as there is an excess of the consideration paid over 75.5% interest in Banco Osorno acquired by former Banco Santander Chile’s shareholders. The original amount of goodwill as a result of the above transaction was determined as follows:

MCh$
Consideration paid	355,170
Proportionate fair value of Osorno’s identifiable net assets acquired	(152,223)

Excess of cost over net assets acquired	202,947

1.	In management’s opinion, the book value of assets and liabilities received approximated fair value.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 28—DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(u) Acquisition of Financial Assets (continued)

2.	Until December 31, 2001, amortization of the goodwill was calculated on a straight-line basis over a 25-year period.

The effect of accounting for the acquisition of Banco Osorno y La Unión in accordance with U.S. GAAP is included in the reconciliation of combined net income and shareholders’ equity in paragraph (x) below.

3) Acquisition of FUSA

The purchase of FUSA involved the joint acquisition of this entity by the former Banco Santander-Chile and its Parent. The legal form of the acquisition involved the former Banco Santander-Chile paying book value for net tangible assets and the Parent paying the purchase premium for the residual equity stock. For Chilean accounting the legal form of the acquisition was followed with all net assets ascribed to the former Banco Santander-Chile whereas the purchase intangible value, represented by the purchase premium, was ascribed to the Parent. Under U.S. GAAP, the net assets acquired should be recorded at fair value which would include the value of purchase intangible since through the purchase the former Banco Santander-Chile received the full economic value of such. The difference in the book value of the net assets acquired by the Bank and the aggregate purchase price for the entity would be recorded as an equity contribution from the Parent, and subsequently amortized over a period of up to 40 years. For purposes of reconciliation to U.S. GAAP, the goodwill was amortized until December 31, 2001 over 10 years. The effect of accounting for this acquisition in accordance with U.S. GAAP is included in the reconciliation of combined net income and shareholders’ equity in paragraph (x) below.

(v) Assets received in lieu of payment

As instructed by the Superintendency of Banks, assets received in lieu of payment are carried at cost, less a global valuation allowance if the total of the fair value of those assets is lower than the carrying amount. If the asset is not sold within one year, then recorded asset amounts should be written-off on a straight-line basis over the following 18-month period.

Under U.S. GAAP, assets received in lieu of payment are initially recorded at fair value less any estimated costs to sell at the date of foreclosure, on an individual asset basis. Subsequent to foreclosure, valuations should be periodically performed to record any impairment. The effect of recording these assets in accordance with U.S. GAAP in the Merged Bank is included in the reconciliation of combined net income and shareholders’ equity in paragraph (x) below.

(w) Accrued interest and indexation adjustment

Under Chilean GAAP, accrued interest and indexation adjustment are presented with the principal amounts. Under U.S. GAAP accrued interest and indexation adjustment would be separately recorded. The amount of this reclassification is not readily determinable.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 28—DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(x) Summary of combined income statement and shareholders’ equity differences

The following is a reconciliation of combined net income under Chilean GAAP to the corresponding amounts under U.S. GAAP:

	Year Ended December 31,
	2000 Total	2001 Total	2002 Total	2002 Total

	MCh$	MCh$	MCh$	ThUS$
				(Note 1(q))
Net income in accordance with Chilean GAAP	93,953	122,279	157,315	220,831
Merger of entities under common control (Note 28 (a))	83,849	94,819	—	—
Push-down accounting (Note 28 (b))
Amortization of goodwill	(15,838)	(15,838)	—	—
Amortization of intangibles	—	—	(5,557)	(7,801)
Amortization of fair value increment of net assets	—	—	(1,792)	(2,516)
Net loan origination fees (Note 28 (e))	3,947	—	—	—
Deferred income taxes (Note 28(f))	(16,711)	(24,371)	(2,467)	(3,463)
Investment securities (Note 28 (k))	2,812	6,853	3,972	5,576
Mortgage finance bonds issued (Note 28 (l))	(20)	(68)	185	260
Allowance for loan losses (Note 28 (m))	13,701	2,003	(76)	(106)
Investments in other companies (Note 28 (n))	151	167	(61)	(86)
Derivatives (Note 28 (o))	(1,588)	(8,912)	(10,583)	(14,856)
Sale of mortgage loans (Note 28 (p))	—	(315)	287	403
Recoveries of loans (Note 28 (r))	1,175	38	1,655	2,323
Capitalization of interest costs (Note 28 (s))	(431)	367	(41)	(58)
Mortgage loans purchased (Note 28 (t))	129	101	76	106
Acquisition of financial assets (Note 28 (u))
Amortization of goodwill	(24,312)	(24,312)	—	—
Assets received in lieu of payment (Note 28 (v))	(3,885)	6,849	(2,851)	(4,002)
Deferred tax effect of U.S. GAAP adjustments	(2,378)	(1,289)	1,025	1,439
Purchase of former Banco Santander–Chile (Note 28 (b))	—	—	—	—
Amortization of intangibles	—	—	(2,615)	(3,671)
Amortization of fair value assets	—	—	(538)	(755)
Amortization of fair value liabilities	—	—	194	272

Net income in accordance with U.S. GAAP before cumulative effect of change in accounting principles	134,554	158,371	138,128	193,896
Cumulative effect of change in accounting principles, net of taxes of MCh$186	—	1,098	—	—

Net income in accordance with U.S. GAAP	134,554	159,469	138,128	193,896
Other comprehensive income, net of tax:
Unrealized gain (losses) on available-for-sale securities	6,075	3,987	1,621	2,275

Comprehensive income in accordance with U.S. GAAP	140,629	163,456	139,749	196,171

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 28—DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(x) Summary of combined income statement and shareholders’ equity differences, continued

The following is a reconciliation of combined shareholders’ equity under Chilean GAAP to the corresponding amounts under U.S. GAAP:

	At December 31,
	2001	2002	2002
	MCh$	MCh$	ThUS$
			(Note 1(q))
Shareholders’ equity in accordance with Chilean GAAP	554,943	963,205	1,352,096
Merger of entities under common control (Note 28 (a))	467,304	—	—
Push Down Accounting (Note 28 (b))
Goodwill	281,292	460,209	646,016
Accumulated amortization	(41,853)	(41,853)	(58,751)
Fair value of intangibles	—	83,593	117,343
Fair value increment of net assets	—	14,337	20,125
Deferred income taxes (Note 28 (f))	2,828	361	507
Mandatory dividends (Note 28(g))	(150,725)	(47,194)	(66,248)
Investment securities (Note 28 (k))	12,624	16,881	23,697
Mortgage finance bonds issued (Note 28 (l))	(185)	—	—
Allowance for loan losses (Note 28 (m))	13,170	13,094	18,381
Investments in other companies (Note 28 (n))	394	333	467
Derivatives (Note 28 (o))	(4,606)	(15,189)	(21,321)
Sale of mortgage loans (Note 28 (p))	(287)	—	—
Recoveries of loans (Note 28 (r))	(4,489)	(2,833)	(3,978)
Capitalization of interest costs (Note 28 (s))	3,716	3,675	5,159
Mortgage loans purchased (Note 28 (t))	(251)	(175)	(246)
Assets received in lieu of payment (Note 28 (v))	2,964	112	157
Deferred tax effect of U.S. GAAP adjustments	(3,623)	(2,646)	(3,714)
Acquisition of financial assets (Note 28 (u))
Goodwill	415,099	415,099	582,694
Accumulated amortization	(136,239)	(136,239)	(191,244)
Purchase of former Banco Santander-Chile (Note 28 (c))
Goodwill		39,507	55,457
Fair value intangibles	—	19,801	27,795
Fair value increment of net assets	—	4,616	6,479

Shareholders’ equity in accordance with U.S. GAAP	1,412,076	1,788,694	2,510,871

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 28 – DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(x) Summary of combined income statement and shareholders’ equity difference, continued

The following summarized the changes in the shareholders’ equity of the Merged Bank under U.S. GAAP during the years ended December 31, 2001 and 2002:

	As of December 31,
	2000	2001	2002	2002
	Total	Total	Total	Total
	MCh$	MCh$	MCh$	ThUS$
				(Note (1q))
Balance at January 1,	1,393,352	1,424,085	1,412,076	1,982,195
Dividends paid	(100,023)	(143,856)	(217,741)	(305,652)
Mandatory dividends, previous date	109,243	119,116	150,725	211,580
Mandatory dividends, closing date	(119,116)	(150,725)	(47,194)	(66,248)
Unrealized gains on available-for-sale investments, net of tax	6,075	3,987	1,621	2,275
Capital increase	—	—	351,079	492,825
Net income in accordance with U.S. GAAP	134,554	159,469	138,128	193,896

Balance at December 31,	1,424,085	1,412,076	1,788,694	2,510,871

(y) Earnings per share

The following disclosure of net income per share information is not generally required for presentation in the financial statements under Chilean GAAP but is required under U.S. GAAP. Earnings per share are determined by dividing combined net income by the weighted average number of total shares outstanding.

	Years Ended December 31,
	2000	2001	2002
	Ch$	Ch$	Ch$
Chilean GAAP(1)
Earnings per share	0.95	1.24	0.83
Weighted average number of total shares outstanding (in millions)	98,934.2	98,934.2	188,446.1

U. S. GAAP(1)
Earnings per share before Cumulative effect of accounting change	0.71	0.84	0.73
Cumulative effect of accounting change per share	—	0.01	—

Earnings per share	0.71	0.85	0.73

Weighted average number of total shares outstanding (in millions) (2)	188,446.1	188,446.1	188,446.1

(1)	Basic and diluted earnings per share have been calculated by dividing net income by the weighted average number of common shares outstanding during the year. There are no potentially dilutive effects on the earnings of the Santiago as it had not issued convertible debt or equity securities.
(2)	Common shares outstanding are presented giving effect to the weighted average shares outstanding during the year for the Merged Bank, based on the exchange ratio of 3.5537 shares of Santiago for each outstanding share of former Banco Santander-Chile of 25,188.6 million shares and outstanding shares of Santiago (prior to the merger, of 98,934.2 million shares).

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 28—DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(z) Article 9 Income Statements and Balance Sheets

In addition to the adjustments to U.S. GAAP included in paragraph (x), the presentation of the consolidated financial statements differs significantly from the format required by the Securities and Exchange Commission under rules 210.9 to 210.9-07 of Regulation S-X (Article 9). The following balance sheets and income statements have been restated in constant Chilean pesos of December 31, 2002 purchasing power using the adjustment factor arising from the CPI, and are presented in the format prescribed by Article 9 of Regulation S-X.

The principal reclassifications which were made to the primary Chilean GAAP consolidated financial statements in order to present them in the Article 9 format are as follows:

1.	Elimination of contingent assets and liabilities from the balance sheet.

2.	Elimination in 2001 of investments in mortgage finance bonds issued by the Merged Bank and held for future sale against the related liability.

3.	Presentation of recoveries of loans previously charged-off as a reduction of the provision for loan losses instead of as other income.

4.	Reclassification of fees relating to contingent loans from interest income under Chilean GAAP to non interest income under Article 9.

5.	Elimination of the cash clearing account from cash and due from banks.

6.	Presentation of forward contracts classified based on legal right to offset.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 28—DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(z) Article 9 Income Statements and Balance Sheets, continued

Combined Income Statements

The following combined income statements have been prepared in accordance with U.S. GAAP and are presented in accordance with requirements of Article 9, except for the inclusion of price-level restatement permitted under Item 18 of form 20-F.

	Years ended December 31,
	2000	2001	2002
	MCh$	MCh$	MCh$
Interest income
Interest and fees on loans	1,036,722	989,802	854,061
Interest on investments	174,511	125,918	166,296
Interest on mortgage finance bonds	814	535	7,425
Interest on deposits with banks	7,706	3,825	3,374
Interest on investments under agreement to resell	1,581	2,828	4,439

Total interest income	1,221,334	1,122,908	1,035,595

Interest expense		—
Interest on deposits	(434,220)	(321,170)	(232,686)
Interest on investments under agreement to repurchase	(37,431)	(40,916)	(28,688)
Interest on short-term debt	(35,835)	(43,403)	(6,069)
Interest on long-term debt	(258,405)	(223,621)	(239,093)
Interest on other borrowed funds	(548)	(318)	(328)
Price level restatement (1)	(20,573)	(14,180)	(13,024)

Total interest expense	(787,012)	(643,608)	(519,888)

Net interest income	434,322	479,300	515,707

Provision for loan losses	(56,644)	(71,629)	(66,150)

Net interest income after provision for loan losses	377,678	407,671	449,557

Other income
Fees and commissions, net	70,143	67,976	72,756
Gain on trading activities	17,597	23,177	23,203
Net gains on foreign exchange activities	31,398	21,747	(25,342)
Other	9,919	17,122	23,182

Total other income	129,057	130,022	93,799

Other expenses		—
Salaries	(145,646)	(152,932)	(147,518)
Net premises and equipment expenses	(37,726)	(42,273)	(50,002)
Goodwill amortization	(40,119)	(40,150)	—
Administration expenses	(95,338)	(90,435)	(89,353)
Other expenses	(21,619)	(19,765)	(89,297)
Minority interest	(111)	(89)	(182)

Total other expenses	(340,559)	(345,644)	(376,352)

Income before income taxes	166,176	192,049	167,004
Income taxes	(31,622)	(33,678)	(28,876)

Net income before cumulative effect of change in accounting principle	134,554	158,371	138,128

Cumulative effect of change in accounting principle, net of taxes of MCh$ 186	—	1,098	—

Net income	134,554	159,469	138,128

Other Comprehensive income	6,075	3,987	1,621

Comprehensive income	140,629	163,456	139,749

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 28—DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(z) Article 9 Income Statements and Balance Sheets, continued

(1)	The price-level adjustment includes the effect of inflation primarily resulting from interest-earning assets and interest-bearing liabilities. As the Bank does not maintain the price-level adjustment for separate categories of assets and liabilities, such adjustment is presented as a component of interest expense.

Combined Balance Sheets

The following combined balance sheets as of December 31, 2001 and 2002 have been prepared in accordance with U.S. GAAP, except for the inclusion of price-level restatement permitted under item 18 of Form 20-F, and are presented in accordance with the requirements of Article 9.

	As of December 31,
	2001	2002
	MCh$	MCh$
ASSETS
Cash and due from banks	224,644	260,752
Interest bearing deposits	303,136	112,074
Investments under agreements to resell	143,332	332,331
Investments:
Trading Investments	1,499,877	1,098,422
Available-for-sale investments	610,323	1,029,602
Held-to-maturity investments	30,276	53,875

Sub-total	2,811,588	2,887,056
Loans	8,172,869	7,410,040
Unearned income	(109,518)	(101,256)
Allowance for loan losses	(151,257)	(154,560)

Loans, net	7,912,094	7,154,224
Premises and equipment, net	251,316	256,657
Goodwill	518,299	736,723
Other assets	499,779	301,637

Total Assets	11,993,076	11,336,297

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits:
Non interest bearing	975,315	1,248,859
Interest bearing	5,216,967	4,230,207

Total deposits	6,192,282	5,479,066
Short-term borrowings	409,133	98,891
Investments sold under agreement to repurchase	665,949	730,145
Other liabilities	546,917	146,544
Long-term debt	2,766,115	3,092,171
Minority interest	604	786
Common stock	695,914	695,922
Other shareholders’ equity	716,162	1,092,772

Total Liabilities and Shareholders’ Equity	11,993,076	11,336,297

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 28—DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(z) Article 9 Income Statements and Balance Sheets, continued

Total assets set forth in the basic Chilean GAAP balance sheets are reconciled to total assets in the Article 9 balance sheets above as follows:

	As of December 31,
	2001	2002
	MCh$	MCh$
Total assets of Merged Bank under Chilean GAAP	12,883,144	11,660,467
Elimination of off-setting assets and liabilities:
Cash clearing account	(732,692)	(607,437)
Contingent loans	(732,208)	(620,817)
Mortgage finance bonds issued by the Bank	(66,516)	—
Reclassification of forward contracts	38,812	13,574
U.S. GAAP adjustments of Merged Bank	602,536	890,510

Total assets under Article 9 presentation	11,993,076	11,336,297

(aa) Income taxes

The reconciliation of the provision for income taxes charged to income under Chilean GAAP to the corresponding amounts under U.S. GAAP is as follows:

	Years Ended December 31,
	2000	2001	2002
	MCh$	MCh$	MCh$
Charge for the period under Chilean GAAP	15,652	13,910	27,434
U.S. GAAP Reclassification:
Income tax recovery (1)	(3,119)	(5,892)	—
U.S. GAAP Adjustments:
Deferred tax effect of applying SFAS No. 109	16,711	24,371	2,467
Deferred tax effect of U.S. GAAP adjustments	2,378	1,475	(1,025)

Charge for the period under U.S. GAAP	31,622	33,864	28,876

(1)	Under Chilean GAAP, “Other income” for the fiscal years 2000, 2001 and 2002 includes the recovery of MCh$3,119, MCh$5,892 and MCh$0, respectively, related to tax credits on dividends paid by subsidiaries. Under U.S. GAAP, these amounts would be classified as income tax benefits.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 28—DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(aa) Income taxes, continued

Deferred tax assets and liabilities for the Merged Bank under U.S. GAAP are summarized as follows:

	As of December 31,
	2001	2002
	MCh$	MCh$
Temporary differences
Allowance for loan losses	15,853	14,366
Accrued interest	2,623	2,422
Futures contracts	1,034	2,981
Other provisions	3,307	8,552
Foreign exchange	169	364
Reinstatement of loans	719	482
Tax loss carry forward (1)	3,353	113
Bank premises and equipment	3,545	6,913
Miscellaneous	7,438	219

Total deferred tax assets	38,041	36,412

Depreciation	2,251	426
Valuation of investments	118	675
Prepaid expenses	5,551	4,240
Miscellaneous	6,170	1,145

Total deferred tax liabilities	14,090	6,486

Net deferred tax assets (liabilities)	23,951	29,926

(1)	All tax loss carry forwards were generated in Chile and have no expiration date.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 28—DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(aa) Income taxes, continued

The U.S. GAAP provision for income taxes differs from the amount of income tax provision determined by applying the Chilean statutory income tax rate to U.S. GAAP pretax income as a result of the following differences:

	2000 MCh$	2001 MCh$	2002 MCh$
Chilean taxes due at the statutory rate	24,927	29,000	22,331
Increase (decrease) in rates resulting from:		—
Non-taxable income	(3,745)	(5,332)	(668)
Non-deductible expenses	2,892	2,747	4,389
Amortization of goodwill	6,022	6,825	—
Recoveries of taxes	(3,119)	(5,892)	—
Amortization of intangibles	—	—	1,649
Other	4,645	6,516	1,175

At effective tax rate	31,622	33,864	28,876

The Chilean statutory first category (corporate) income tax rate was 15% for 2000 and 2001 and 16% for 2002. Enacted income tax rates are schedule to be 16.5% and 17% for the taxation years ended December 31, 2003 and 2004, respectively.

(ab) Comprehensive income

The Merged Bank presents comprehensive income and its components with the objective to report a measure of all changes in shareholders’ equity that result from transactions and other economic events of the period other than transactions with owners (“comprehensive income”). Comprehensive income is the total net income and other non-owner equity transactions that result in changes in net equity.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 28—DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(ab) Comprehensive income, continued

The following represents accumulated other comprehensive income of the Merged Bank, net of deferred taxes as of December 31, 2000, 2001 and 2002:

	Year ended December 31, 2002
	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
	MCh$	MCh$	MCh$
Beginning balance	9,168	(1,472)	7,696
Price-level restatement (1)	(266)	45	(221)
Unrealized losses on securities available for sale:
Unrealized gains arising during the period	1,002	(170)	832
Less: reclassification adjustment for gains included
In net income	951	(162)	789

Net unrealized gains	1,953	(332)	1,621

Ending balance	10,855	(1,759)	9,096

	Year ended December 31, 2001
	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
	MCh$	MCh$	MCh$
Beginning balance	4,502	(676)	3,826
Price-level restatement (1)	(138)	21	(117)
Unrealized gains on securities available for sale:
Unrealized gains arising during the period	2,663	(452)	2,211
Less: reclassification adjustment for gains included
In net income	2,141	(365)	1,776

Net unrealized gains	4,804	(817)	3,987

Ending balance	9,168	(1,472)	7,696

	Year ended December 31, 2000
	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
	MCh$	MCh$	MCh$
Beginning balance	(2,840)	426	(2,414)
Price-level restatement (1)	195	(30)	165
Unrealized gains on securities available for sale:
Unrealized gains arising during the period	6,017	(903)	5,114
Less: reclassification adjustment for gains included
In net income	1,130	(169)	961

Net unrealized gains	7,147	(1,072)	6,075

Ending balance	4,502	(676)	3,826

(1)	Reflects the effect of inflation on the accumulated other comprehensive income at the beginning of each period, adjusted to constant pesos of December 31, 2002.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 28 – DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(ac) Segment Information

The following disclosure of segment information is not required for presentation in the financial statements under Chilean GAAP, however in accordance with SFAs No. 131, the Bank has disclosed the following segment information based on the management approach. The Bank’s internal organization is structured on the basis of the client segments the Bank serves. The Bank provides a full range of financial services to corporate and individual customers through two major business units: Retail Banking and Wholesale Banking.

Retail Banking

This segment includes lending carried out through the Bank’s branch network primarily to individuals, small companies and micro-businesses. Retail Banking offers customers a range of products, including consumer loans, credit cards, auto loans, commercial loans, foreign trade financing and residential mortgage loans.

Wholesale Banking

Customers in this segment include medium-sized and large domestic and multinational companies. The Wholesale Banking business includes commercial lending, leasing, factoring, infrastructure construction financing, trade financing and financial advisory, payment and cash management services. The Bank also provides a diversified range of treasury and risk management products to these customers. This segment also includes the results of the Bank’s Finance Division investment and loan portfolio and other client generated activities. In addition, the Bank finances real estate construction and significant infrastructure projects.

The accounting policies of the segments are the same as those described in the summary of significant accounting principles, and are customized to meet the needs of management of the Bank. The Bank derives a majority of its revenues from interest income and the chief operating decision maker relies is primarily on net interest revenue to assess the performance of the segments and make decisions about resources to be allocated to the segments. In 2002 and as a result of the Merger the Bank modified its segmentation criteria. At the same time the former Banco Santander-Chile and former Banco Santiago had different segmentation criteria. Therefore, a third segmentation method was designed for the new Merged Bank. As a result, the Bank does not have comparable historical information and it is unable to recreate historical information based on the current segmentation criteria.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 28 – DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(ac) Segment Information, continued

The table below sets forth our lines of business and certain statistical information relating to each of them as of December 31, 2002.

	As of December 31, 2002
Segment	Net Interest Revenue(1)	Fees & Income from Services	Net Loan Loss Allowances(2)	Net gain (loss) from trading and mark-to-market of financial investments	Net Client Contribution(3)
	(millions of constant Ch$ as of December 31, 2002, except for percentages)
Retail Banking(1)	295,374	64,580	(45,931)	4,319	318,342
Wholesale Banking	138,404	15,038	(16,915)	21,730	158,257

Others(4)	60,327	22,524	(3,227)	3,624	83,248

Total	494,105	102,142	(66,073)	29,673	559,847

(1)	Includes foreign exchange transactions.
(2)	Includes allowances for loan losses, charge-offs and loan loss recoveries.
(3)	Equal to net interest revenue plus fee income plus net gain (loss) from trading and mark-to-market of financial investments less allowance for loan losses.
(4)	Includes contribution of Bank subsidiaries and other non-segmented items.

(ad) Estimated Fair Value of Financial Instruments

The estimated fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. For those financial instruments with no quoted market prices available, fair values have been estimated using present values or other valuation techniques. These techniques are inherently subjective and are significantly affected by the assumptions used, including the discounts rates, estimates of future cash flows and prepayment assumptions. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments.

In addition, the estimated fair values presented below do not attempt to estimate the value of the Merged Bank’s revenue generating businesses and anticipated future business activities, and therefore do not represent the Merged Bank’s value as a going concern.

The following notes summarize the major methods and assumptions used in estimating the fair values of financial instruments:

•	Cash and due from banks

The book value of cash and due from banks approximates its estimated fair value due to the short-term nature of these instruments.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 28—DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(ad) Estimated Fair Value of Financial Instruments, continued

•	Spot foreign exchange transactions

The book value of spot foreign exchange transactions approximates its estimated fair value due to the short-term nature of these instruments.

•	Financial investments and investments under agreements to repurchase

The estimated fair value of these financial instruments was determined using either quoted market prices or dealer quotes where available, or quoted market prices of financial instruments with similar characteristics. Investments maturing in less than one year are valued at book value because they are, due to their relatively short period to maturity of such investments, considered to have a fair value which is not materially different from their book value.

•	Loans

For variable-rate loans that reprice frequently and have no significant change in credit risk, estimated fair values are based on book values. The estimated fair-values for certain mortgage loans, credit card loans, and other consumer loans are based on quoted market prices of similar loans, adjusted for differences in loan characteristics. Fair values of commercial loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for non-accruing loans are estimated using discounted cash flow analyses arising from the liquidation of the underlying collateral values, where applicable (or other expected sources of payments), at an estimated discount rate.

•	Deposits

The fair value disclosed for non-interest bearing deposits and savings accounts is the amount payable at the reporting date and, as a result, is equal to the carrying amount. Fair value for time deposits is estimated using a discounted cash flow calculation that applies interest rates currently offered to a schedule of aggregated expected monthly maturities on time deposits. The value of long-term relationships with depositors is not taken into account in estimating the fair values disclosed.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 28—DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(ad) Estimated Fair Value of Financial Instruments, continued

•	Chilean Central Bank borrowings, Mortgage finance bonds and Other borrowings

The fair value of these financial instruments is estimated using discounted cash flow analyses based on the Bank’s current incremental borrowing rates for similar types of borrowing arrangements with similar remaining maturities.

•	Derivative instruments

The estimated fair value of foreign exchange forward contracts was determined using quoted market prices of financial instruments with similar characteristics.

The fair value of interest rate swaps represents the estimated amount the Merged Bank would expect to receive or pay to terminate the contracts or agreements, taking into account current interest rates.

As no quoted market prices are available for the interest rate swap, cross currency swap and forward exchange rate instruments held by the Merged Bank, such estimates have been estimated using modeling and other valuation techniques.

The estimated fair values of financial instruments are as follows:

	As of December 31,
	2001		2002
	Carrying Amount	Estimated fair value	Carrying Amount	Estimated fair value
	MCh$	MCh$	MCh$	MCh$
ASSETS
Cash and due from banks	224,644	224,644	260,752	260,752
Interest bearing deposits in other banks	303,136	303,136	112,074	112,074
Financial investments	2,140,476	2,153,100	2,181,899	2,198,780
Loans, net (1)	7,912,094	7,911,991	7,152,579	7,400,729

LIABILITIES
Deposits	6,192,282	6,197,561	5,479,066	5,366,434
Investments under agreements to repurchase	665,949	665,949	730,145	730,145
Short and long-term debt	3,175,248	3,225,680	3,191,062	3,065,169
Derivative financial instruments	3,332	7,938	23,910	39,009

(1)	The carrying amounts of loans in the above table excludes contingent loans since they represent undisbursed amounts under undrawn letters of credit and other credit guarantees granted by the Merged Bank.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 28 – DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(ae) Price-Level Restatement

The price-level restatement loss for the Merged Bank is detailed as follows:

	Years ended December 31,
	2000	2001	2002
	MCh$	MCh$	MCh$
Price-level restatement of non-monetary accounts based on CPI:
Bank premises and equipment, net	11,097	7,308	7,062
Investment in other companies	—	—	89
Other non-monetary assets and liabilities	3,885	2,883	2,446
Shareholders’ equity	(35,555)	(24,371)	(22,621)

Net loss from price-level restatement	(20,573)	(14,180)	(13,024)

(af) Leasing Contracts

Lease contracts, included under loans are amounts receivable under finance lease agreements and have the following maturities as of December 31, 2002 for the Merged Bank:

	Year ended December 31, 2002
Years	Total Receivables	Unearned Income	Net Lease Receivables
	MCh$	MCh$	MCh$
Due Within one year	117,069	(21,723)	95,346
Due after 1 year but within 2 years	88,988	(15,774)	73,214
Due after 2 years but within 3 years	71,404	(11,641)	59,763
Due after 3 years but within 4 years	49,330	(9,101)	40,229
Due after 4 years but within 5 years	36,382	(7,421)	28,961
Due after 5 years	160,698	(35,596)	125,102

Total lease contracts	523,871	(101,256)	422,615

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 28 – DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(ag) Obligations Arising From Lease Commitments

The Merged Bank leases certain premises, which are accounted for as operating leases. The amounts payable under the terms of the leases, which are not reflected on the consolidated balance sheets, are shown in the following table and reflect future rental expenses in constant Chilean pesos as of December 31, 2002:

As of December 31,
2002
MCh$
Due within 1 year	817
Due after 1 year but within 2 years	1,058
Due after 2 years but within 3 years	534
Due after 3 years but within 4 years	766
Due after 4 years but within 5 years	854
Due after 5 years	4,834

The rental expense on premises for the Merged Bank was MCh$10,228, MCh$10,259 and MCh$10,515 for the years ended December 31, 2000, 2001 and 2002, respectively.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 28—DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(ah) Investments in Other Companies

Investments in other companies under US GAAP held by the Merged Bank consist of the following:

	As of December 31,
	Ownership Interest		Participation in Net Income			Investment Book Value
	2001	2002	2000	2001	2002	2001	2002
	%	%	MCh$	MCh$	MCh$	MCh$	MCh$
Equity Investments
Transbank S.A.	32.71	32.71	(186)	204	240	1,327	1,566
Redbank S.A.	33.42	33.42	260	215	161	1,166	1,147
Sociedad Interbancaria de Depósito de Valores S.A.	29.29	29.29	65	92	76	329	404
Tarjetas Inteligentes S.A.	26.67	26.67	(45)	(43)	(151)	140	155
Centro de Compensación Automática	33.33	33.33	19	31	12	140	153

Total investments in other companies accounted for under the equity method			113	499	338	3,102	3,425

Other Investments Carried at Cost
Bolsa de Comercio de Santiago (Stock Exchange)	4.17	4.17	151	128	85	656	606
Nexus S.A.	12.90	12.90	—	(7)	24	776	776
Bolsa Electrónica de Chile.	2.50	2.50	3	(11)	—	76	76
Bolsa de Comercio de Valparaíso	2.22	2.22	—	11	(1)	14	14
Cámara de Compensación	0.15	0.15	—	—	—	4	4
Other	—	—	3	4	4	158	140

Total other investments carried at cost			157	125	112	1,684	1,616

Total investments in other companies			270	624	450	4,786	5,041

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 28—DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(ai) Bank Premises and Equipment

Bank Premises and Equipment under US GAAP are as follows:

	2001	2002
	MCh$	MCh$
Land and buildings	221,955	239,519
Furniture and fixtures	38,053	40,356
Machinery and equipment	67,670	67,117
Vehicles	1,935	2,374
Others	22,124	34,599
Accumulated depreciation	(100,421)	(127,308)

Total Bank premises and equipment, net	251,316	256,657

(aj) Other Assets and Other Liabilities

Other assets and other liabilities under US GAAP are as follows:

(1)	Other assets

	As of December 31,
	2001	2002
	MCh$	MCh$
Transactions in process	16,946	13,213
Amounts receivable under spot foreign exchange transactions	204,734	71,674
Credit card charges in progress	—	—
Prepaid and deferred expenses	70,993	28,231
Deferred income taxes	38,040	36,412
Derivatives	93,750	13,574
Recoverable taxes, net	6,860	25,017
Assets received in lieu of payment	30,955	—
Stamp taxes recoverable	—	908
Investments in other companies	4,786	5,041
Intangibles	—	103,393
Other	32,715	4,174

Total other assets	499,779	301,637

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 28 – DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(aj) Other Assets and Other Liabilities, continued

(2)	Other liabilities

	As of December 31,
	2001	2002
	MCh$	MCh$
Transactions in process	3,497	4,433
Amounts payable under spot foreign exchange transactions	233,492	23,782
Amounts payable from forward contracts	—	52,583
Derivatives	101,688	—
Provision for staff benefits	8,722	4,765
Deferred income taxes	14,091	6,486
Income taxes	—	3,102
Dividends payable	150,725	47,194
Others	34,702	4,199

Total other liabilities	546,917	146,544

(ak) Other Interest Bearing Liabilities

The Bank’s long-term and short-term borrowings under US GAAP are summarized below for the Merged Bank. Borrowings are generally classified as short-term when they have original maturities of less than one year or are due on demand. All other borrowings are classified as long-term, including the amounts due within one year on such borrowings.

	As of December 31, 2002
	Long-term	Short-term	Total
	MCh$	MCh$	MCh$
Credit lines for renegotiations of loans	15,753	—	15,753
Chilean Central Bank borrowings	13,960	—	13,960
Investments under agreements to repurchase	—	730,145	730,145
Mortgage finance bonds	1,562,010	—	1,562,010
Other bond borrowings	400,634	—	400,634
Subordinated bonds	454,962	—	454,962
Borrowings from domestic financial institutions	41,637	20,510	62,147
Foreign borrowings	567,971	36,725	604,696
Other obligations	35,244	41,656	76,900

Total other interest bearing liabilities	3,092,171	829,036	3,921,207

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 28—DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(ak) Other Interest Bearing Liabilities, continued

	As of December 31, 2001
	Long-term	Short-term	Total
	MCh$	MCh$	MCh$
Credit lines for renegotiations of loans	20,454	—	20,454
Chilean Central Bank borrowings	17,071	108,367	125,438
Investments under agreements to repurchase	—	665,949	665,949
Mortgage finance bonds	1,608,467	—	1,608,467
Other bond borrowings	436,811	—	436,811
Subordinated bonds	447,058	—	447,058
Borrowings from domestic financial institutions	37,884	112,115	149,999
Foreign borrowings	152,700	142,595	295,295
Other obligations	45,670	46,056	91,726

Total other interest bearing liabilities	2,766,115	1,075,082	3,841,197

(1)	Central Bank Borrowings:

Central Bank borrowings include credit lines for the renegotiations of loans and other Central Bank borrowings. These credit lines were provided by the Central Bank for the renegotiations of loans due to the need to refinance debts as a result of the economic recession and crisis of the banking system in the early 1980’s. The lines for the renegotiations, which are considered long-term, are related with mortgage loans linked to the UF index and bear a real annual interest rate of 3.0%. Other Central Bank borrowings carry a nominal annual interest rate of 6.4%. The maturities of the outstanding amounts due to the Central Bank are as follows:

The maturities of the outstanding amounts due under these credit lines, which are considered long-term, are as follows:

As of December 31,
2002
MCh$
Due within 1 year	13,507
Due after 2 years but within 3 years	—
Due after 3 years but within 4 years	—
Due after 4 years but within 5 years	—
Due after 5 years	2,246

Total credit lines for renegotiation of loans	15,753

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 28—DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(ak) Other Interest Bearing Liabilities, continued

(2)	Mortgage finance bonds

These bonds are used to finance the granting of mortgage loans. The outstanding principal amounts of the bonds are amortized on a quarterly basis. The range of maturities of these bonds is between five and twenty years. The bonds are linked to the UF index and carry a real weighted annual average interest rate of 5.7%.

The maturities of these bonds, which are considered long-term, are as follows:

As of December 31,
2002
MCh$
Due within 1 year	164,446
Due after 1 year but within 2 years	129,339
Due after 2 years but within 3 years	98,479
Due after 3 years but within 4 years	136,805
Due after 4 years but within 5 years	129,747
Due after 5 years	903,194

Total mortgage finance bonds	1,562,010

(3)	Other Bonds Borrowings:

	As of December 31,
	2001	2002
	MCh$	MCh$
Santander Bonds	202,656	187,873
Santiago’s bonds, Series A, B, C, D and F	149,698	133,548
Santiago Leasing S.A.’s bonds	84,457	79,213

Total bonds	436,811	400,634

Santiago Leasing S.A.’s bonds are linked to UF and carry an annual interest rate of 5.6%.

Santiago bonds include series A, B, C and F issued by the former Santiago S.A. and series B and D issued by the former Banco O’Higgins, prior to its merger with the Bank in 1997. These bonds are intended to finance loans that have a maturity of greater than one year, are linked to the UF index and bear a weighted average annual interest rate of 7.0% with interest and principal payments due semi-annually. Santander bonds issued by the former Banco Santander-Chile. These bonds are intended to finance loans that have a maturity of greater than one year, are linked to the UF index and bear a weighted average annual interest rate of 6.5%.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 28—DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(ak) Other Interest Bearing Liabilities, continued

The maturities of these bonds are as follows:

As of December 31, 2002
MCh$
Due within 1 year	12,760
Due after 1 year but within 2 years	28,728
Due after 2 years but within 3 years	12,612
Due after 3 years but within 4 years	10,703
Due after 4 years but within 5 years	34,137
Due after 5 years	301,694

Total bonds	400,634

(4)	Subordinated bonds

As of December 31, 2002
MCh$
Santiago bonds denominated in US$ (4)	217,389
Santander bonds denominated in US$ (3)	143,683
Santiago bonds linked to the UF (2)	62,052
Santander bonds linked to the UF (1)	31,838

Total subordinated bonds	454,962

(1)	The Series C, D and E Bonds outstanding as of December 31, 2002 are intended for the financing of loans having a maturity of greater than one year. They are linked to the UF index and carry an annual interest rate of 7.0% with interest and principal payments due semi-annually.

(2)	The Series C and E Bonds outstanding as of December 31, 2002 are intended for the financing of loans having a maturity of greater than one year. They are linked to the UF index and carry an annual interest rate of 7.5% and 6.0% respectively, with interest and principal payments due semi-annually.

(3)	On October 30, 1998, the former Banco Santander-Chile issued subordinated bonds abroad, denominated in U.S. dollars, for a total of US$200 million. The bonds carry a nominal interest rate of 6.5% per annum, semi-annual interest payments and one repayment of principal after a term of 7 years.

(4)	Additionally, on July 17, 1997, the Santiago Bank issued subordinated bonds abroad, denominated in U.S. dollars, for a total of US$300 million. The bonds carry a nominal interest rate of 7.0% per annum, semi-annual interest payments and one repayment of principal after a term of 10 years.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 28—DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING

PRINCIPLES (CONTINUED)

(ak) Other Interest Bearing Liabilities, continued

The maturities of these subordinated bonds are as follows:

As of December 31, 2002
MCh$
Due within 1 year	—
Due after 1 year but within 2 years	—
Due after 2 years but within 3 years	143,669
Due after 3 years but within 4 years	—
Due after 4 years but within 5 years	226,574
Due after 5 years	84,719

Total subordinated bonds	454,962

(5)	Borrowings from domestic financial institutions

Borrowings from domestic financial institutions are used to fund the bank’s general activities and direct finance leasing contracts. They carry a weighted average interest rate of 6.7% and have the following maturities:

As of December 31, 2002
MCh$
Due within 1 year	26,155
Due after 1 year but within 2 years	15,482
Due after 2 years but within 3 years	—
Due after 3 years but within 4 years	—
Due after 4 years but within 5 years	—

Total long-term	41,637
Total short-term	20,510

Total borrowings from domestic financial institutions	62,147

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 28—DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING

PRINCIPLES (CONTINUED)

(ak) Other Interest Bearing Liabilities, continued

(6)	Foreign borrowings

The proceeds from foreign borrowings are used primarily to make loans to borrowers in the Chilean export and import sector. These loans are denominated principally in US dollars and carry a weighted annual average nominal interest rate of 2.9% at December 31, 2002.

The maturities of these borrowings are as follows:

As of December 31, 2002
MCh$
Due within 1 year	488,280
Due after 1 year but within 2 years	18,538
Due after 2 years but within 3 years	53,673
Due after 3 years but within 4 years	4,630
Due after 4 years but within 5 years	2,850

Total long-term	567,971
Total short-term	36,725

Total foreign borrowings	604,696

(7)	Other obligations

Other obligations are summarized as follows:

	As of December 31,
	2001	2002
	MCh$	MCh$
Long-term obligations:
Due within 1 year	12,769	16,698
Due after 1 year but within 2 years	17,275	5,348
Due after 2 years but within 3 years	2,209	2,587
Due after 3 years but within 4 years	7,408	2,655
Due after 4 years but within 5 years	1,270	4,013
Due after 5 years	4,737	3,943

Total long-term obligations	45,668	35,244

Short-term obligations:
Amounts due to credit card operator	8,839	34,722
Acceptance of letters of credit	7,781	6,934
Other short-term obligations	29,438	—

Total short-term obligations	46,058	41,656

Total other obligations	91,726	76,900

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 28—DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(al) Shareholders’ Equity

(1)	Shares capital

The Extraordinary Shareholders’ Meetings held on July 18, 2002 by the former Banco Santander-Chile and Banco Santiago agreed to exchange the shares in the former Banco Santander-Chile for shares to be issued by Banco Santiago, currently Banco Santander-Chile. Such transaction was made at the ratio of 3.55366329 shares in Banco Santiago per each share in the former Banco Santander-Chile. To this effect, an increase in the paid-in capital of Banco Santiago was agreed in the amount of MCh$ 273,049, through the issue of 89,511,910,227 no-par-value shares. Also, the change of the merged bank’s name to Banco Santander-Chile was agreed.

As of December 31 2002 the Bank’s paid-in capital consist of 188,446,126,794 authorized issued and outstanding shares with no fixed nominal value.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 28—DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(al) Shareholders’ Equity, continued

(2)	Dividends

(a) Former Banco Santander-Chile

During the Annual Shareholders’ Meeting of the former Banco Santander-Chile, held on April 2001, the distribution of net income for the year 2000 was approved, as follows:

MCh$ (1)
Total net income	83,847
60% to payment of dividends	50,308
40% to retained earnings	33,539

During the Annual Shareholders’ Meeting of the former Banco Santander-Chile, held on April 2002, the distribution of net income for the year 2001 was approved, as follows:

MCh$ (1)
Total net income	94,819
100% to payment of dividends	94,819

(b) Banco Santiago

The distributions of dividends related to net income for the years 2000, 2001 and 2002 were approved by the Annual Shareholders’ Meeting of Banco Santiago, are as follows:

Shareholders’ Meeting	Dividend paid (1)	Percentage Paid
		%
March 2001	93,773	100
March 2002	122,279	100
April 2003	157,315	100

(1)	Dividend paid has been restated in constant Chilean pesos of December 31, 2002.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 28—DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(am) Transactions with Related Parties

In accordance with the Chilean General Banking Law and the rules of the Superintendency of Banks, related parties are defined as companies and individuals who are directors, officers or shareholders owning more than 1% of a bank’s shares. Companies in which a director, officer or shareholder of a bank holds more than a 5% interest as well as companies that have common directors with a bank are also considered to be related parties. In the following tables, trading or manufacturing companies are defined as operating companies, and companies whose purpose is to hold shares in other companies are defined as investment companies.

(a)	Loans granted to related parties

Related party loans, all of which are current, are as follows:

	As of December 31,
	2001		2002
	Loans	Collateral Pledged	Loans	Collateral Pledged
	MCh$	MCh$	MCh$	MCh$
To operating companies	168,627	95,876	42,565	28,202
Investment companies (1)	120,267	102,526	118,269	64,342
Individuals (2)	6,408	5,959	6,436	5,343

Total	295,302	204,361	167,270	97,887

(1)	Includes companies whose purpose is to hold shares in other companies.

(2)	Includes debt obligations that are equal to or greater than UF 3,000, equivalent to MCh$ 50 as of December 31, 2002.

The activity in the balances of loans to related parties is as follows:

	As of December 31,
	2001	2002
	MCh$	MCh$
Balance as of January 1	190,970	295,302
New loans	237,502	105,078
Repayments	(127,456)	(224,620)
Price-level restatement	(5,714)	(8,490)

Balance as of December 31	295,302	167,270

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 28—DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(am) Transactions with Related Parties, continued

(b)	Other transactions with related parties

During the years ended December 31, 2000, 2001 and 2002, the Merged Bank incurred the following income/(expense) as a result of transactions with related parties:

	Year Ended December 31,
	2000 Income/(Expense)	2001 Income/(Expense)	2002 Income/(Expense)
	MCh$	MCh$	MCh$
Santander Multinegocios S.A.	(7,200)	—	—
Redbanc S.A.	(1,176)	(1,435)	(1,989)
Sociedad Interbancaria de Tarjetas de Credito Transbank S.A.	(1,253)	(1,283)	—
Servicios de Cobranza Fiscalex Ltda	(61)	(790)	—
Bansa Inmobiliaria	(1,817)	(2,228)	—
Santander Inversiones S.A.	—	(529)	—
Asesorías e Inversiones El Milagro Ltda.	(19)	—	—
Inversiones e Inmobiliaria Alas Ltda.	(53)	(32)	—
Transbank S.A.	(333)	(238)	(3,933)
Fontaine y Paul Consultores Asociados Ltda.	(24)	(29)	—
Asesorías e Inversiones La Isla S.A.	(18)	—	—
Cía. De Seguros de Vida Santiago S.A.	(767)	(755)	—
Plaza del Trebol S.A.	(116)	(121)	(115)
Plaza Oeste S.A.	(20)	(20)	—
Asesorías e Inversiones Franacor S.A.	(11)	—	—
Sixtra Chile S.A.	(158)	(119)	(65)
Nexus S.A.	(338)	(55)	(2,110)
Zahler y Cía Ltda	—	(22)	—
Olivos Vial Ltda	—	(44)	—
Santander G.R.C. Ltda.	—	—	367
Santander Chile Holding S.A.	—	—	165
Santander Factoring S.A.	—	—	121
Bansa Santander S.A.	—	—	1,752
Suma Bansander A.F.P.	—	—	104
Altec S.A.	—	—	(2,272)
Santander Investment	—	—	96
Chile S.A.	—	—	51
Altavida Cia. De Seguros de Vida S.A.	—	—	(758)
Asesorías Providencia Ltda	—	(74)	—
Teatinos Siglo XXI S.A.	—	—	2,896
Other	(138)	(160)	(720)

Total	(13,502)	(7,934)	(6,410)

These items of expense are for services received by the Merged Bank from related parties. In accordance with Article 89 of the Chilean Corporations Law, the Bank’s transactions with related parties have been carried out at market terms, that is, or on terms similar to those customarily prevailing in the market.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 28—DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(am) Transactions with Related Parties, continued

The following details significant related party transactions of the former Banco Santander-Chile:

For the year ended December 31, 2001:

•	On December 26, 2001 the former Banco Santander-Chile sold loans to Santander Factoring S.A. for Ch$1,781 million.

For the year ended December 31, 2000:

•	In November, 2000 the former Banco Santander-Chile purchased leasing contracts from the related company Santander Factoring S.A. for Ch$1,479 million.

(an) Fees and Income from Services

Fees from services and the related expenses are summarized as follows:

	Years ended December 31,
	Income			Expenses
	2000	2001	2002	2000	2001	2002
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Payment agency services	3,814	4,518	15,016	—	(106)	(376)
Checking accounts	11,477	12,730	25,437	(314)	(427)	(2,740)
Credit cards	13,427	13,974	14,772	(9,911)	(12,553)	(14,772)
Automatic teller cards	8,862	13,335	10,863	(3,662)	(5,089)	(3,964)
Letters of credit, guarantees, pledges and other contingent loans	4,206	4,335	1,774	—	—	—
Lines of credit	5,093	7,929	4,542	—	—	—
Underwriting	2,922	4,059	5,023	—	—	(102)
Bank drafts and fund transfers	199	224	179	—	—	—
Sales and purchases of foreign currencies	3,027	3,910	4,387	(304)	(301)	(478)
Insurance brokerage	3,832	4,241	4,110	(165)	(105)	(557)
Custody and trust services	486	568	579	—	—	—
Mutual fund services	9,851	9,831	13,867	—	—	—
Savings accounts	2,336	2,486	1,551	—	—	—
Factoring	436	946	76	—	—	—
Leasing activities	1,335	1,809	—	(952)	(739)	—
Other	11,518	15,741	10,769	(5,022)	(23,398)	(7,610)
Contingent fees	7,652	10,058	6,056	—	—	—
Income from sale of assets received in lieu of payment	—	—	2,670	—	—	—
Loan origination deferred fees	—	—	—	—	—	(10,390)
Maintenance expenses of assets received in lieu of payment	—	—	—	—	—	(3,096)
Client attendance expenses	—	—	—	—	—	(4,830)

Total income (expenses)	90,473	110,694	121,671	(20,330)	(42,718)	(48,915)

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 28—DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(ao) Non-operating Income and Expenses

Non-operating income and expenses are set forth below:

	Years ended December 31,
	Income			Expenses
	2000	2001	2002	2000	2001	2002
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Gains (loss) on sales of premises and Equipment	663	1,731	345	(419)	(79)	(95)
Gain on sales of assets received in lieu of payment previously charged-off	2,641	4,475	12,720	—	—	(2,851)
Charge-off of assets received in lieu of payment	—	—	—	(5,919)	(14,200)	(10,593)
Recoveries of expenses from customers	1,010	2,478	3,421	—	—	—
Recovery of previous-year expenses	—	—	1,984	—	—	—
Tax recoveries	—	—	143	—	—	—
Rental Income	—	—	1,007	—	—	—
Homogenization of fixed asset amortization	—	—	—	—	—	(12,802)
Merger Expenses	—	—	—	—	—	(38,629)
Loss on sales of Bank premises and equipment	—	—	—	—	—	—
Amortization of intangibles	—	—	—	—	—	(8,173)
Other	5,605	8,438	3,562	(15,281)	(5,486)	(16,154)

Total non-operating income (expenses)	9,919	17,122	23,182	(21,619)	(19,765)	(89,297)

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 28—DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(ap)	Foreign Currency Position

The consolidated balance sheet includes assets and liabilities denominated in foreign currencies, which have been translated to Chilean pesos at the observed exchange rates as of December 31, 2001 and 2002, and assets and liabilities denominated in Chilean pesos but that contain repayment terms linked to changes in foreign currency exchange rates, as detailed below.

	As of December 31, 2001			As of December 31, 2002
	Denominated in			Denominated in
	Foreign Currency	Chilean Pesos	Total	Foreign Currency	Chilean Pesos	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ASSETS
Cash and due from banks	119,242	43,303	162,545	213,937	—	213,937
Loans	921,378	730,783	1,652,161	1,082,560	23,667	1,106,227
Financial investments	644,939	451,715	1,096,654	345,857	975,632	1,321,489
Derivative instruments	—	822,435	822,435	—	—	—
Other assets	54,983	106,345	161,328	1,236,534	13,643	1,250,177

Total assets	1,740,542	2,154,581	3,895,123	2,878,888	1,012,942	3,891,830

LIABILITIES
Deposits	523,663	335,271	858,934	(940,922)	(68)	(940,990)
Contingent liabilities	223,381	197,719	421,100	(361,515)	(9)	(361,524)
Borrowings from domestic financial institutions	21,408	35,088	56,496	(6,961)	—	(6,961)
Foreign borrowings	186,502	108,567	295,069	(594,477)	—	(594,477)
Derivative instruments	—	1,504,482	1,504,482	—	—	—
Other liabilities	303,885	258,695	562,580	(1,964,011)	(12,471)	(1,976,482)

Total liabilities	1,258,839	2,439,822	3,698,661	(3,867,886)	(12,548)	(3,880,434)

Net assets (liabilities)	481,703	(285,241)	196,462	(988,998)	1,000,394	11,396

(aq) Fiduciary Activities

The following items are recorded in memorandum accounts by the Merged Bank and represent fiduciary safekeeping and custody services:

	December 31,
	2001	2002
	MCh$	MCh$
Securities held in safe custody	8,512,695	10,514,961
Amounts to be collected on behalf of third parties	1,415,441	1,236,121

Total	9,928,136	11,751,082

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 28—DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(ar) Financial Instruments with Off-Balance-Sheet Risk

The Merged Bank is a party to transactions with off-balance-sheet risk in the normal course of its business. These transactions expose the Merged Bank to credit risk in addition to amounts recognized in the combined financial statements. These transactions include commitments to extend credit and these commitments include such items as overdraft and credit card lines of credit.

Such commitments are agreements to lend to a customer at a future date, subject to the customer compliance with meeting of the contractual terms. Since a substantial portion of these commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent actual future cash requirements of the Merged Bank. The amounts of these commitments are MCh$ 1,042,978 and MCh$1,314,612 as of December 31, 2001 and 2002, respectively.

The Merged Bank uses the same credit policies in making commitments to extend credit as it does for granting loans. In the opinion of the Merged Bank’s management, the Merged Bank’s outstanding commitments do not represent an unusual credit risk.

The Merged Bank enter into derivative transactions, particularly foreign exchange contracts, as part of their asset and liability management and in acting as dealers to satisfy their clients’ needs. The notional amounts of these contracts are carried off-balance-sheet.

(as) Sales and purchase of loans

From time to time, the Merged Bank does sell and purchase loans based on specific requirements from customers. During the years ended December 31, 2001 and 2002, the Merged Bank sold loans totaling MCh$ 41,189 and MCh$ 52,654 respectively, however, the Bank does not originate loans for future sale. During the years ended December 31, 2001 and 2002, the Merged Bank purchased loans totaling MCh$ 9,378 and MCh$2,305, respectively. Any gains or losses on such transactions are recognized in results of operations at the time of the transactions.

The aggregate gains (losses) on sales of loans were MCh$ 1,852 and MCh$ (43) for the years ended December 31, 2001 and 2002, respectively.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 28—DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(at) Loan concentration by economic activity

The following table summarizes the most significant loan concentrations, expressed as a percentage of total loans, excluding contingent loans and before the reserve for loan losses.

	December 31,
	2001	2002
	%	%
Financial services	18.0	20.5
Residential mortgage loans	16.4	19.4
Community, social and personal services	15.4	14.7
Commerce	12.4	10.9
Consumer loans	6.6	9.9
Manufacturing	10.1	8.3
Construction	9.6	6.2
Agriculture, livestock, forestry and fishing	4.7	4.9
Transport, storage and communications	3.7	3.0
Electricity, gas and water	1.8	1.7
Mining and petroleum	1.3	0.5

	100.0	100.0

(au) Recent accounting pronouncements:

In September 2002, the Superintendency of Banks issued Circular No. 3,189, which changed the method for calculating and accounting for the allowances related to credit risk. Under the new standard, Chilean banks are permitted to use the evaluation methods and models that each bank consider appropriate based on its specific kind of loan portfolio or transactions, following the general guidelines instructed by the Superintendency. Such models and further modifications have to be approved by the board of directors. The Merged Bank is required to adopt the provisions as of January 1, 2004.

In July 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations”. FAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes the cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, the entity either settles the obligation for the amount recorded or incurs a gain or loss. FAS No. 143 is effective for fiscal years beginning after June 15, 2002. Although the Merged Bank is evaluating the effects of this Statement on its financial position and results of operations, management does not consider that the adoption of this Statement will have a material impact on the results of its operations.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 28—DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(au) Recent accounting pronouncements, continued

In June 2002, the FASB issued SFAS No. 146 “Accounting for Costs Associated with Exit or Disposal Activities” (FAS 146). This statement supercedes Emerging Issues Task Force (EITF) Issue No. 94-3 “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”. FAS 146 require that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF 94-3, a liability is recognized at the date an entity commits to an exit plan. FAS 146 also establishes that the liability should initially be measured and recorded at fair value. The provisions of FAS 146 will be effective for any exit and disposal activities initiated after December 31, 2002. The Merged Bank is evaluating the effect of this statement on its financial position and results of operations, however, it does not expect that the adoption will have a material impact on the Bank’s results of operations or financial position.

In November 2002, the FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (FIN 45). FIN 45 requires that upon issuance of a guarantee, a guarantor must recognize a liability for the fair value of an obligation assumed under a guarantee. FIN 45 also requires additional disclosures by a guarantor in its interim and annual financial statements about the obligations associated with guarantees issued. Initial recognition and measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified. The Merged Bank is evaluating the impact of the new interpretation, however, the adoption of FIN 45 is not expected to material impact on Bank’s results of operations or financial position.

In December 2002, the FASB issued SFAS No. 148 “Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123” (FAS 148). This statement amends SFAS No. 123 “Accounting for Stock Based Compensation” (FAS 123) to provide alternative methods of voluntarily transitioning to the fair value based method of accounting for stock-based employee compensation. FAS 148 also amends the disclosure requirements of FAS 123 to require disclosure of the method used to account for stock-based employee compensation and the effect of the method on reported results in both annual and interim financial statements. The Merged Bank is evaluating the effect of this statement on its financial position and results operations, however, management does not expect that the adoption will have a material impact on its results of operations or financial position.

In January 2003, the FASB issued Interpretation 46, “Consolidation of Variable Interest Entities” (“FIN 46”). FIN 46 requires that companies that control another entity through interests other than voting interests should consolidate the controlled entity. FIN 46 applies to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest in after that date. The related disclosure requirements are effective immediately. The Merged Bank is presently evaluating the impact of the new interpretation, however, management does not expect that the adoption will have a material impact on its results of operations or financial position.

Exhibit Index

Exhibit Number	Description
1.1	Restated Articles of Incorporation and By-Laws (estatutos) of Santander-Chile (Spanish Version) (incorporated by reference to our Registration Statement on Form F-4 (Registration No. 333-100975) filed with the Commission on December 12, 2002).

1.2	Restated Articles of Incorporation and By-Laws (estatutos) of Santander-Chile (English Version) (incorporated by reference to our Registration Statement on Form F-4 (Registration No. 333-100975) filed with the Commission on December 12, 2002).

2A.1	Form of Amended and Restated Deposit Agreement, dated August 1, 2002, among Banco Santander-Chile (formerly known as Banco Santiago), the Bank of New York (as depositary) and Holders of American Depositary Receipts (incorporated by reference to our Registration Statement on Form F-6 No. 333-97303, filed with the Commission on July 26, 2002).

2A.2	Form of Foreign Investment Contract among Banco Santiago, JPMorgan Chase Bank and the Central Bank of Chile relating to the foreign exchange treatment of an investment in ADSs (accompanied by an English translation) (Incorporated by reference to our Registration Statement on Form F-1 (Registration No. 333-7676) filed with the Commission on October 23, 1997).

2A.3	Copy of the Central Bank Chapter XXVI Regulations Related to the Acquisition of Shares in Chilean Corporations and the Issuance of Instrument on Foreign Stock Exchanges or under Other Terms and Conditions of Issue (accompanied by an English translation) (incorporated by reference to Santander-Chile’s Annual Report for the fiscal year ended December 31, 1996 (File No. 1-13448) filed with the Commission on June 30, 1997).

2A.4	Press release by Central Bank eliminating exchange restrictions (accompanied by an English translation) (incorporated by reference to Santander-Chile’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001 (File No. 1-13448) filed with the Commission on June 28, 2001).

2B.1	Program Agreement and Offering Circular for Santander-Chile’s U.S. $300 million Euro Medium Term Note Program (incorporated by reference to Santander-Chile’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001 (File No. 1-13448) filed with the Commission on June 28, 2001).

2B.2	Indenture for 6 1/2% subordinated notes dated as of October 15, 1998 between Santander-Chile and Bankers Trust Company, as trustee (incorporated by reference to Santander-Chile’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001 (File No. 1-13448) filed with the Commission on June 28, 2001).

2B.3	First Supplemental Indenture for 6 1/2% subordinated notes dated as of October 15, 1998 between Santander-Chile and Bankers Trust Company, as trustee (incorporated by reference to Santander-Chile’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001 (File No. 1-13448) filed with the Commission on June 28, 2001).

2B.4	Agreement for the Issuance of Bonds dated November 26, 1996 between Santander-Chile and Banco Security (accompanied by an English translation) (incorporated by reference to Santander-Chile’s Annual Report for the fiscal year ended December 31, 1996 (File No. 1-13448) filed with the Commission on June 30, 1997).

2B.5	Agreement for the Issuance of Subordinated Bonds dated November 26, 1996 between Santander-Chile and Banco Security (accompanied by an English translation) (incorporated by reference to Santander-Chile’s Annual Report for the fiscal year ended December 31, 1996 (File No. 1-13448) filed with the Commission on June 30, 1997).

Exhibit Number	Description
4A.1	Resolution of the Shareholders’ Meeting of the former Santander-Chile of June 10, 1996, authorizing the Merger with Osorno (accompanied by an English translation) (incorporated by reference to Santander-Chile’s Annual Report for the fiscal year ended December 31, 1996 (File No. 1-13448) filed with the Commission on June 30, 1997).

4A.2	Resolution of the Shareholders’ Meeting of Osorno of June 10, 1996, authorizing the Merger with the former Santander-Chile (accompanied by an English translation) (incorporated by reference to Santander-Chile’s Annual Report for the fiscal year ended December 31, 1996 (File No. 1-13448) filed with the Commission on June 30, 1997).

4A.3	Share Purchase Promise Agreement dated April 11, 1996 between Santander-Chile and the Former Osorno Control Group (accompanied by an English translation) (incorporated by reference to Santander-Chile’s Annual Report for the fiscal year ended December 31, 1996 (File No. 1-13448) filed with the Commission on June 30, 1997).

4A.4	Share Purchase Agreement dated November 11, 1996 between Santander-Chile and the Former Osorno Control Group (accompanied by an English translation) (incorporated by reference to Santander-Chile’s Annual Report for the fiscal year ended December 31, 1996 (File No. 1-13448) filed with the Commission on June 30, 1997).

4A.5	Automatic Teller Machines Participation Agreement dated October 1, 1988 between Banco Español-Chile (predecessor to Santander-Chile) and REDBANC (accompanied by an English translation) (incorporated by reference to Santander-Chile’s Annual Report for the fiscal year ended December 31, 1996 (File No. 1-13448) filed with the Commission on June 30, 1997).

4A.6	Stock Purchase Agreement relating to Santander Insurance dated July 2, 1998 among Santander Chile Holding, Soince S.A. and Santander-Chile (incorporated by reference to Santander-Chile’s Annual Report for the fiscal year ended December 31, 1998 (File No. 1-13448) filed with the Commission on June 15, 1999).

4A.7	Share Buyout and Release of Preferential Options Agreement relating to Santander Securitization dated October 28, 1998 between Santander Chile Holding and Santander-Chile (incorporated by reference to Santander-Chile’s Annual Report for the fiscal year ended December 31, 1998 (File No. 1-13448) filed with the Commission on June 15, 1999).

4A.8	Outsourcing agreement between Banco Santiago and IBM de Chile S.A.C. dated June 30, 2000 (including English summary) (incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2000) (File No. 1-4554) filed with the Commission on December 31, 2000).

7.	Statement explaining Calculation of Ratios (incorporated by reference to Santander-Chile’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001 (File No. 1-13448) filed with the Commission on June 28, 2001).

8.	List of Subsidiaries.

99.1	Section 906 Certification