Form 20-F/A
period 2002-12-31
BANCO SANTANDER CHILE
filed 2003-07-14
CIK 1027552

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A

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

EXPLANATORY NOTE

     The purpose of this amendment to the Annual Report on Form 20-F for the year ended December 31, 2002 filed by Banco Santander-Chile on June 27, 2003 (the “2002 Form 20-F”) is to include the audit report relating to our consolidated financial statements at December 31, 2001 and for the years ended December 31, 2000 and 2001. These financial statements were included in our 2002 Form 20-F as originally filed and a related audit report was previously filed by us in our registration statement on Form F-4, Registration No. 333-90288. Except for the addition of the audit report, no changes have been made to the 2002 Form 20-F.

     This 20-F/A consists of a cover page, this explanatory note, Item 19 (as amended) of the 2002 Form 20-F, the above-described audit report, the signature page and the required certifications of the principal executive officer and the principal financial officer of Banco Santander-Chile.

     Other than expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any Item of the 2002 Form 20-F or reflect any events that have occurred after the 2002 Form 20-F was filed.

ITEM 19. EXHIBITS

(a) Index to Financial Statements

Page
Report of Independent Accountants — PricewaterhouseCoopers 2002	F-2
Report of Independent Auditors — Ernst & Young 2001	F-3.1
Consolidated Balance Sheets as of December 31, 2001 and 2002	F-4
Consolidated Statements of Income for the three years in the period ended
December 31, 2002	F-6
Consolidated Statements of Cash Flows for the three years in the period ended
December 31, 2002	F-7
Consolidated Statements of Changes in Shareholders’ equity for the three years in the
period ended December 31, 2002	F-8
Notes to the Audited Consolidated Financial Statements	F-9

(b) Index to Exhibits:

Exhibit

Number Description

1.1	Restated Articles of Incorporation and By-Laws (estatutos) of Santander-Chile (Spanish Version) (incorporated by reference to our Registration Statement on Form F-4 (Registration No. 333-100975) filed with the Commission on December 12, 2002).

1.2	Restated Articles of Incorporation and By-Laws (estatutos) of Santander-Chile (English Version) (incorporated by reference to our Registration Statement on Form F-4 (Registration No. 333-100975) filed with the Commission on December 12, 2002).

2A.1	Form of Amended and Restated Deposit Agreement, dated August 1, 2002, among Banco Santander-Chile (formerly known as Banco Santiago), the Bank of New York (as depositary) and Holders of American Depositary Receipts (incorporated by reference to our Registration Statement on Form F-6 No. 333-97303, filed with the Commission on July 26, 2002).

2A.2	Form of Foreign Investment Contract among Banco Santiago, JPMorgan Chase Bank and the Central Bank of Chile relating to the foreign exchange treatment of an investment in ADSs (accompanied by an English translation) (Incorporated by reference to our Registration Statement on Form F-1 (Registration No. 333-7676) filed with the Commission on October 23, 1997).

2A.3	Copy of the Central Bank Chapter XXVI Regulations Related to the Acquisition of Shares in Chilean Corporations and the Issuance of Instrument on Foreign Stock Exchanges or under Other Terms and Conditions of Issue (accompanied by an English translation) (incorporated by reference to Santander-Chile’s Annual Report for the fiscal year ended December 31, 1996 (File No. 1-13448) filed with the Commission on June 30, 1997).

2A.4	Press release by Central Bank eliminating exchange restrictions (accompanied by an English translation) (incorporated by reference to Santander-Chile’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001 (File No. 1-13448) filed with the Commission on June 28, 2001).

2B.1	Program Agreement and Offering Circular for Santander-Chile’s U.S. $300 million Euro Medium Term Note Program (incorporated by reference to Santander-Chile’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001 (File No. 1-13448) filed with the Commission on June 28, 2001).

2B.2	Indenture for 6 1 / 2 % subordinated notes dated as of October 15, 1998 between Santander-Chile and Bankers Trust Company, as trustee (incorporated by reference to Santander-Chile’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001 (File No. 1-13448) filed with the Commission on June 28, 2001).

2B.3	First Supplemental Indenture for 6 1 / 2 % subordinated notes dated as of October 15, 1998 between Santander-Chile and Bankers Trust Company, as trustee (incorporated by reference to Santander-Chile’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001 (File No. 1-13448) filed with the Commission on June 28, 2001).

2B.4	Agreement for the Issuance of Bonds dated November 26, 1996 between Santander-Chile and Banco Security (accompanied by an English translation) (incorporated by reference to Santander-Chile’s Annual Report for the fiscal year ended December 31, 1996 (File No. 1-13448) filed with the Commission on June 30, 1997).

2B.5	Agreement for the Issuance of Subordinated Bonds dated November 26, 1996 between Santander-Chile and Banco Security (accompanied by an English translation) (incorporated by reference to Santander-Chile’s Annual Report for the fiscal year ended December 31, 1996 (File No. 1-13448) filed with the Commission on June 30, 1997).

4A.1	Resolution of the Shareholders’ Meeting of the former Santander-Chile of June 10, 1996, authorizing the Merger with Osorno (accompanied by an English translation) (incorporated by reference to Santander-Chile’s Annual Report for the fiscal year ended December 31, 1996 (File No. 1-13448) filed with the Commission on June 30, 1997).

4A.2	Resolution of the Shareholders’ Meeting of Osorno of June 10, 1996, authorizing the Merger with the former Santander-Chile (accompanied by an English translation) (incorporated by reference to Santander-Chile’s Annual Report for the fiscal year ended December 31, 1996 (File No. 1-13448) filed with the Commission on June 30, 1997).

4A.3	Share Purchase Promise Agreement dated April 11, 1996 between Santander-Chile and the Former Osorno Control Group (accompanied by an English translation) (incorporated by reference to Santander-Chile’s Annual Report for the fiscal year ended December 31, 1996 (File No. 1-13448) filed with the Commission on June 30, 1997).

4A.4	Share Purchase Agreement dated November 11, 1996 between Santander-Chile and the Former Osorno Control Group (accompanied by an English translation) (incorporated by reference to Santander-Chile’s Annual Report for the fiscal year ended December 31, 1996 (File No. 1-13448) filed with the Commission on June 30, 1997).

4A.5	Automatic Teller Machines Participation Agreement dated October 1, 1988 between Banco Español-Chile (predecessor to Santander-Chile) and REDBANC (accompanied by an English translation) (incorporated by reference to Santander-Chile’s Annual Report for the fiscal year ended December 31, 1996 (File No. 1-13448) filed with the Commission on June 30, 1997).

4A.6	Stock Purchase Agreement relating to Santander Insurance dated July 2, 1998 among Santander Chile Holding, Soince S.A. and Santander-Chile (incorporated by reference to Santander-Chile’s Annual Report for the fiscal year ended December 31, 1998 (File No. 1-13448) filed with the Commission on June 15, 1999).

4A.7	Share Buyout and Release of Preferential Options Agreement relating to Santander Securitization dated October 28, 1998 between Santander Chile Holding and Santander-Chile (incorporated by reference to Santander-Chile’s Annual Report for the fiscal year ended December 31, 1998 (File No. 1-13448) filed with the Commission on June 15, 1999).

4A.8	Outsourcing agreement between Banco Santiago and IBM de Chile S.A.C. dated June 30, 2000 (including English summary) (incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2000) (File No. 1-4554) filed with the Commission on December 31, 2000).

7.	Statement explaining Calculation of Ratios (incorporated by reference to Santander-Chile’s

Annual Report on Form 20-F for the fiscal year ended December 31, 2001 (File No. 1-13448) filed with the Commission on June 28, 2001).

8.	List of Subsidiaries (incorporated by reference to Santander-Chile’s Annual Report on Form 20-F for the fiscal year ended December 31, 2002 (File No. 1-14554) filed with the Commission on June 27, 2003).

99.1	Section 906 Certification (incorporated by reference to Santander-Chile’s Annual Report on Form 20-F for the fiscal year ended December 31, 2002 (File No. 1-14554) filed with the Commission on June 27, 2003).

♦	Huérfanos 770, 5° Piso Santiago, Chile	♦	Teléfono Fax Casilla	: (56-2) 676 1000 : (56-2) 676 1010 : 2823

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of
Banco Santander-Chile (formerly Banco Santiago) and Subsidiaries:

We have audited the accompanying consolidated balance sheets of Banco Santander-Chile (formerly Banco Santiago) and Subsidiaries (the “Bank”) as of December 31, 2001 and the related consolidated statements of income, cash flows and changes in shareholders’ equity for each of the two years in the period ended December 31, 2001. These financial statements are the responsibility of the Bank’s Management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Bank’s Manufacturing, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Banco-Santander Chile (formerly Banco Santiago) and subsidiaries as of December 31, 2001, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in Chile and the regulations issued by the Chilean Superintendency of Banks and Financial Institutions.

Accounting principles generally accepted in Chile vary in certain significant respects from generally accepted accounting principles in the United States of America. Application of generally accepted accounting principles in the United States of America would have affected consolidated shareholder’s equity as of December 31, 2001, and the consolidated results of operations for each of the two years in the period ended December 31, 2001, to the extent summarized in Note 28 of the notes to the consolidated financial statements.

ERNST & YOUNG LIMITADA                                                                                                 /s/ Ernst & Young

Santiago, Chile January 18, 2002
(except for Note 28 for which the date is September 30, 2002)

Firma miembro de Ernst & Young Global

F-3.1

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this amendment to the Annual Report on Form 20-F/A on its behalf.

BANCO SANTANDER-CHILE

By:	/s/ Gonzalo Romero A.

Name:	Gonzalo Romero A.
Title:	General Counsel

Date: July 14, 2003

CHIEF EXECUTIVE OFFICER CERTIFICATION

     I, Fernando Cañas, certify that:

     1. I have reviewed this Annual Report on Form 20-F/A of Banco Santander-Chile; and

     2. Based on my knowledge, this Annual Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Annual Report.

By:	/s/ Fernando Cañas

Name:	Fernando Cañas
Title:	Chief Executive Officer

Date: July 14, 2003

CHIEF FINANCIAL OFFICER CERTIFICATION

     I, David Turiel, certify that:

     1. I have reviewed this Annual Report on Form 20-F/A of Banco Santander-Chile; and

     2. Based on my knowledge, this Annual Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Annual Report.

By:	/s/ David Turiel

Name:	David Turiel
Title:	Chief Financial Officer

Date: July 14, 2003