Form 20-F
period 2003-12-31
BANCO SANTANDER CHILE
filed 2004-06-29
CIK 1027552

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2003

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

December 31, 2003 was:

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

The sections of this annual report which contain forward-looking statements include, without limitation, “Item 3: Key Information—Risk Factors,” “Item 4: Information on the Company—Strategy,” “Item 4: Information on the Company,” “Item 5: Operating and Financial Review and Prospects—,” “Item 8: Financial Information—Legal Proceedings,” and “Item 11: Quantitative and Qualitative Disclosures About Market Risk—.” Our forward-looking statements also may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “could,” “may,” “seeks,” “aim,” “combined,” “estimates,” “probability,” “risk,” “VaR,” “target,” “goal,” “objective,” “future” or similar expressions.

You should understand that the following important factors, in addition to those discussed elsewhere in this annual report and in the documents which are incorporated by reference, could affect our future results and could cause those results or other outcomes to differ materially from those expressed in our forward-looking statements:

•     changes in capital markets in general that may affect policies or attitudes towards lending to Chile or Chilean companies

•     the monetary and interest rate policies of the Central Bank

•     inflation

•     deflation

•     unemployment

•     unanticipated turbulence in interest rates

•     movements in foreign exchange rates

•     movements in equity prices or other rates or prices

•     changes in Chilean and foreign laws and regulations

•     changes in taxes

•     competition, changes in competition and pricing environments

•     natural disasters

•     our inability to hedge certain risks economically

•     the adequacy of loss allowances

•     technological changes

•     changes in consumer spending and saving habits

•     the success of our post-merger branding strategy

•     successful implementation of new technologies

•     loss of market share

•     increased costs

•     unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms

•     changes in, or failure to comply with, banking regulations

•     our ability to integrate the businesses of Santiago and Old Santander-Chile successfully after the merger

•     our ability to integrate back-office operations

•     obstacles in the integration of our systems

•     the challenges inherent in diverting management’s focus and resources from other strategic opportunities and from operational matters during the integration process

•     conditions imposed in connection with the merger

•     our ability to successfully market and sell additional services to our existing customers

•     disruptions in client service

•     successful integration of both banks

•     an inaccurate or ineffective client segmentation model

•     our ability to carry our anticipated headcount reductions

ii

You should not place undue reliance on such statements, which speak only as of the date that they were made. Our independent public auditors have neither examined nor compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. The forward-looking statements contained in this document speak only as of the date of this Annual Report, and we do not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

CERTAIN TERMS AND CONVENTIONS

As used in this annual report, “Santander-Chile”, “the Bank”, “we,” “our” and “us”, we mean Banco Santander-Chile and its consolidated subsidiaries, the bank resulting from the merger of Santiago and Old Santander-Chile.

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

In this Annual Report, references to “$”, “US$”, “U.S.$”, “U.S. dollars” and “dollars” are to United States dollars, references to “Chilean pesos,” “pesos” or “Ch$” are to Chilean pesos and references to “UF” are to Unidades de Fomento. The UF is an inflation-indexed Chilean monetary unit with a value in Chilean pesos that changes daily to reflect changes in the official Consumer Price Index (“CPI”) of the Instituto Nacional de Estadísticas (the Chilean National Institute of Statistics). See “Item 5: Operating and Financial Review and Prospects” and Note 1(c) to the Audited Consolidated Financial Statements.

iii

i

PRESENTATION OF FINANCIAL INFORMATION

Currency and Accounting Principles

Santander-Chile is a Chilean bank and maintains its financial books and records in Chilean pesos and prepares its Audited Consolidated Financial Statements in conformity with generally accepted accounting principles in Chile and the rules of the Superintendencia de Bancos e Instituciones Financieras (the Superintendency of Banks and Financial Institutions, which is referred to herein as the “Superintendency of Banks”), which together differ in certain significant respects from generally accepted accounting principles in the United States (“U.S. GAAP”). References to “Chilean GAAP” in this Annual Report are to accounting principles generally accepted in Chile, as supplemented by the applicable rules of the Superintendency of Banks. See Note 26 to the Audited Consolidated Financial Statements of Santander-Chile as of December 31, 2002 and 2003 and for the years ended December 31, 2001, 2002 and 2003 contained elsewhere in this Annual Report (together with the notes thereto, the “Audited Consolidated Financial Statements”) for a description of the principal differences between Chilean GAAP and U.S. GAAP, as they relate to Santander-Chile, and a reconciliation to U.S. GAAP of net income and shareholders’ equity. Pursuant to Chilean GAAP, amounts expressed in the Audited Consolidated Financial Statements and all other amounts included elsewhere throughout this Annual Report for all periods expressed in Chilean pesos are expressed in constant Chilean pesos as of December 31, 2003. See Note 1(c) to the Audited Consolidated Financial Statements.

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

Exchange Rates

This Annual Report contains translations of certain Chilean peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the Chilean peso amounts actually represent such U.S. dollar amounts, were converted from U.S. dollars at the rate indicated in preparing the audited and interim unaudited consolidated financial statements, could be converted into U.S. dollars at the rate indicated or were converted at all. Unless otherwise indicated, such U.S. dollar amounts, in the case of information concerning Santiago and Old Santander-Chile, have been translated from Chilean pesos based on the observed exchange rate reported by the Central Bank on December 31, 2003, which was Ch$599.42 per US$1.00. The observed exchange rate reported by the Central Bank on December 31, 2003 is based upon the actual exchange rate of December 31, 2003 and is the exchange rate specified by the Superintendency of Banks for use by Chilean banks in the preparation of their financial statements for the periods ended December 31, 2003. The observed exchange rate on June 23, 2004 was Ch$643.42 per US$1.00, reflecting an accumulated depreciation of 7.3% from December 31, 2003. The Federal Reserve Bank of New York does not report a noon buying rate for the Chilean peso. For more information on the observed exchange rate see “Item 3: Exchange Rates.”

Merger – Accounting Treatment

On August 1, 2002, Old Santander-Chile merged into Santiago. Immediately thereafter, Santiago changed its name to “Banco Santander Chile.” The merger was accounted for under Chilean GAAP in a manner commonly referred to as a “pooling of interests” on a prospective basis from January 1, 2002. Under Chilean GAAP, any financial statements we issue as of or for periods ending August 1, 2002 or thereafter will reflect the combined operations of Santiago and Old Santander-Chile from January 1, 2002. Our historical financial statements under Chilean GAAP as of and for periods ended prior to August 1, 2002 have not been and will not be restated to reflect the merger. As such, for Chilean GAAP purposes, our historical financial statements as of and for the years ended December 31, 1998, 1999, 2000 and 2001 are those of Santiago which is deemed to be the predecessor entity of Santander-Chile.

Under US GAAP, the merger was accounted for as a merger of entities under common control, as Banco Santander Central Hispano S.A (“Banco Santander Central Hispano”) controlled both Santiago and Old Santander-Chile beginning May 3, 1999. US GAAP requires that we record the transaction in a manner similar to a pooling of interests based on the carrying values for Santiago and Old Santander-Chile included in the accounting records of the common parent, Banco Santander Central Hispano. However, to the extent that in connection with the merger Santiago issued Santiago shares or paid cash (in the case of fractional shares) for Old Santander-Chile shares held by parties other than Banco Santander Central Hispano and its affiliates, the transaction has been accounted for using the purchase method based on fair values. As a consequence of the merger, Santiago and Old Santander-Chile were required to restate their US GAAP historical financial statements previously issued for all periods during which common control existed. See “Item 8A: Consolidated Statements and Other Financial Information.”

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following table presents historical financial information about us as of the dates and for each of the periods indicated. The following table should be read in conjunction with, and is qualified in its entirety by reference to, our Audited Consolidated Financial Statements appearing elsewhere in this Annual Report. Our Audited Consolidated Financial Statements are prepared in accordance with Chilean GAAP and the rules of the Chilean Superintendency of Banks, which together differ in certain significant respects from U.S. GAAP. Note 26 to our Audited Consolidated Financial Statements provides a description of the material differences between Chilean GAAP and U.S. GAAP and a reconciliation to U.S. GAAP of net income for the years ended and as of December 31, 2001, 2002 and 2003 and shareholders’ equity at December 31, 2002 and 2003.

Under Chilean GAAP, the merger between Santiago and Old Santander-Chile was accounted for as a “pooling of interest” on a prospective basis. As such, the historical financial statements for periods prior to the merger were not restated under Chilean GAAP. Under U.S. GAAP, the merger between the two banks, which have been under the common control of Banco Santander Central Hispano since May 3, 1999, is accounted for in a manner similar to a pooling of interest under U.S. GAAP. As a consequence of the merger, we are required to restate our previously issued U.S. GAAP historical financial information to retroactively present the financial results for the merged bank as if Santiago and Old Santander-Chile had been combined throughout the periods during which common control existed. Under U.S. GAAP, the reported financial information for periods presented prior to May 3, 1999 reflects book values of Old Santander-Chile. See Note 26(a) to our Audited Consolidated Financial Statements.

	As of and for the Year Ended December 31,
	1999	2000	2001	2002	2003	2003
	(in millions of constant Ch$ as of December 31, 2003)(1)					(in thousands of U.S.$)(1)(2)
CONSOLIDATED INCOME STATEMENT DATA
Chilean GAAP:
Interest revenue	591,266	650,161	602,448	1,041,405	613,562	1,023,593
Interest expense	(372,657)	(407,087)	(339,922)	(517,010)	(310,876)	(518,628)

Net interest revenue	218,608	243,074	262,526	524,395	302,686	504,965
Allowances for loan losses	(69,621)	(48,042)	(48,403)	(92,076)	(101,340)	(169,064)
Total fees and income from services, net	34,524	40,971	50,247	103,115	111,839	186,578
Other operating income, net	22,681	17,214	13,004	(13,951)	159,500	266,092
Loan loss recoveries	8,894	9,444	11,784	25,374	33,921	56,590
Other income and expenses, net	9,110	3,212	10,371	(32,262)	35,930	59,942
Operating expenses	(157,316)	(149,066)	(160,063)	(289,564)	(250,259)	(417,502)
Loss from price-level restatement	(7,406)	(12,087)	(7,918)	(13,148)	(7,702)	(12,849)
Income before income taxes	50,581	95,276	119,764	186,509	250,654	418,162
Income taxes	6,112	(428)	3,680	(27,695)	(43,679)	(72,869)

Net income	56,694	95,848	123,444	158,814	206,975	345,293
Net income per share	0.58	0.96	1.25	0.84	1.10	0.00183
Net income per American Depositary Share(3)	595.42	996.10	1,296.40	875.60	1,141.13	1.90
Dividends per share(4)	0.79	0.58	0.96	1.25	0.84	0.00118
Dividends per ADS(4)	822.66	595.42	996.06	1,296.40	875.60	1.23
Weighted-average shares outstanding (in millions)	98,934.2	98,934.2	98,934.2	188,446.1	188,446.1	—
Weighted-average shares outstanding (in millions) US GAAP	155,106.7	188,446.1	188,446.1	188,446.1	188,446.1	—

	As of and for the Year Ended December 31,
	1999	2000	2001	2002	2003	2003
	(in millions of constant Ch$ as of December 31, 2003)(1)					(in thousands of U.S.$)(1)(2)
U.S. GAAP:
CONSOLIDATED INCOME STATEMENT DATA
Net interest income (5)	356,849	438,460	483,866	520,620	304,477	507,953
Provision for loan losses	86,410	(57,184)	(72,311)	(66,780)	(86,542)	(144,376)
Amortization of goodwill	29,950	40,501	50,533	—	—	—
Long-term borrowings	3,346,707	3,091,484	3,766,310	3,121,630	2,397,506	3,999,710
Net income	66,577	135,836	160,988	139,444	178,516	298,148
Net income per Share(6)	0.43	0.72	0.86	0.74	0.95	0.00158
Net income per ADS (6)	446.00	748.90	887.58	768.86	985.35	1.64
Weighted-average ADS outstanding (in millions) US GAAP	149.285	181.377	181.377	181.377	181.377	—

CONSOLIDATED BALANCE SHEET DATA
Chilean GAAP:
Cash and due from banks	375,733	536,316	577,501	987,553	984,068	1,641,701
Investments (7)	768,813	593,242	981,606	2,523,190	1,913,617	3,192,450
Loans, net of allowances	4,668,490	4,809,268	5,140,076	7,772,447	7,450,406	12,429,361
Loan loss allowances	(96,197)	(92,815)	(98,190)	(169,251)	(168,226)	(280,648)
Other assets	258,530	330,881	328,180	205,857	286,160	477,395

Total assets (5)	6,071,566	6,269,707	7,027,363	11,771,557	10,920,427	18,218,329
Deposits	3,231,996	3,261,944	3,613,343	6,141,870	5,526,688	9,220,061
Other interest-bearing liabilities	1,914,171	2,054,229	2,354,175	3,958,564	3,390,732	5,656,690
Shareholders’ equity	488,825	530,470	560,230	972,382	1,017,392	1,697,295

U.S. GAAP:
Total assets	11,065,364	10,611,970	12,107,334	11,444,298	10,566,019	17,627,071
Shareholders’ equity (8)	1,406,626	1,437,651	1,425,529	1,805,735	1,808,811	3,017,600
Goodwill	604,302	563,769	523,237	743,742	743,742	1,240,769

	As of for the Year Ended December 31,
	1999	2000	2001	2002	2003
CONSOLIDATED RATIOS
Chilean GAAP:
Profitability and Performance
Net interest margin(9)	3.9%	4.6%	4.5%	4.8%	3.0%
Return on average total assets(10)	0.9%	1.6%	1.9%	1.3%	1.8%
Return on average shareholders’ equity(11)	12.2%	19.8%	23.2%	16.2%	22.1%
Capital
Average shareholders’ equity as a percentage of average total assets	7.4%	8.1%	8.1%	8.3%	8.1%
Total liabilities as a multiple of shareholders’ equity	11.4	10.8	11.5	11.1	9.7
Credit Quality:
Non-performing loans as a percentage of a total loans	3.5%	2.4%	2.1%	3.2%	3.9%
Allowance for loans losses as percentage of total loans	2.0%	1.9%	1.9%	2.1%	2.2%
Past due loans as a percentage of total loans (12)	1.3%	1.3%	1.3%	2.1%	2.2%
Operating Ratios:
Operating expenses/operating revenue(13)	57.0%	49.5%	49.1%	47.2%	43.6%
Operating expenses/average total assets	2.5%	2.5%	2.4%	2.4%	2.2%

U.S. GAAP:
Profitability and Performance:
Net interest margin(14)	3.5%	4.4%	4.5%	4.7%	3.0%
Return on average total assets(15)	0.7%	1.2%	1.4%	1.2%	1.6%
Return on average shareholders’ equity(16)	5.4%	10.1%	11.7%	8.6%	9.9%

OTHER DATA
Inflation Rate(17)	2.3%	4.5%	2.6%	2.8%	1.1%
Revaluation (Devaluation) Rate (Ch$/U.S.$) at period end(17)	11.4%	8.5%	14.6%	8.6%	(15.9%)
Number of employees at period end(18)	4,747	4,772	4,489	8,314	7,561
Number of branches and offices at period end	162	167	169	347	345

Note: n/a = not applicable.

(1)	Except per share data, percentages and ratios, share amounts, employee numbers and branch numbers.
(2)	Amounts stated in U.S. dollars as of and for the year ended December 31, 2003 have been translated from Chilean pesos at the observed exchange rate of Ch$599.42 = U.S.$1.00 as of December 31, 2003. See “Item 3: Key Information—Exchange Rates” for more information on the observed exchange rate.
(3)	1 ADS = 1,039 shares of common stock.
(4)	The dividends per share of common stock and per ADS are determined based on the previous year’s net income. The dividend per ADS is calculated on the basis of 1,039 shares per ADS.
(5)	Net interest income and total assets on a U.S. GAAP basis have been determined by applying the relevant U.S. GAAP adjustments to net interest income and total assets presented in accordance with Article 9 of Regulation S-X. See Note 26 to our Consolidated Financial Statements.
(6)	Net income per share in accordance with U.S. GAAP has been calculated on the basis of the weighted-average number of shares outstanding at the end of the period.
(7)	Includes principally Chilean government securities, corporate securities, other financial investments and investment collateral under agreements to repurchase.
(8)	Shareholders’ equity as of December 31 of each year.
(9)	Net interest revenue divided by average interest earning assets (as presented in “Item 5: Selected Statistical Information”).

(10)	Net income divided by average total assets (as presented in “Item 5: Selected Statistical Information”).
(11)	Net income divided by average shareholders’ equity (as presented in “Item 5: Selected Statistical Information”).
(12)	Past due loans are loans that are 90 days or more overdue.
(13)	Operating revenue includes “Net interest revenue,” “Total fees and income from services, net” and “Other operating income, net.”
(14)	Net interest margin on a U.S. GAAP basis has been determined by applying the relevant U.S. GAAP adjustments to net interest income presented in accordance with Article 9 of Regulation S-X but calculated on a Chilean GAAP basis. See Note 26(y) to our Consolidated Financial Statements.
(15)	Net income divided by average total assets. Average total assets were calculated as an average of the beginning and ending balance for each year, and total assets on a U.S. GAAP basis has been determined by applying the relevant U.S. GAAP adjustments to total assets presented in accordance with Article 9 of Regulation S-X. See Note 26 to our Audited Consolidated Financial Statements.
(16)	Average shareholders’ equity was calculated as an average of the beginning and ending balance for each year. Shareholders’ equity on a U.S. GAAP basis has been determined by applying the relevant U.S. GAAP adjustments to shareholders’ equity presented in accordance with Article 9 of Regulation S-X. See Note 26(y) to our Audited Consolidated Financial Statements.
(17)	Based on information published by the Central Bank.
(18)	The number of employees presented in this table for the years 1998-2001 are those of Santiago only, excluding subsidiaries, because consolidated employee information is not available for all years presented.

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

Purchases and sales of foreign currencies which may be effected outside the Formal Exchange Market can be carried out in the Informal Exchange Market. The Informal Exchange Market reflects transactions carried out at informal exchange rates by entities not expressly authorized to operate in the Formal Exchange Market, such as certain foreign exchange houses and travel agencies. There are no limits imposed on the extent to which the rate of exchange in the Informal Exchange Market can fluctuate above or below the observed exchange rate. On December 31, 2003, the average exchange rate in the Informal Exchange Market was approximately the same as the published observed exchange rate for such date of Ch$599.42 per U.S.$1.00.

The following table sets forth the annual low, high, average and period-end observed exchange rate for U.S. dollars for each of the following periods, as reported by the Central Bank.

	Daily Observed Exchange Rate Ch$ Per U.S.$(1)
Year	Low(2)	High(2)	Average(3)	Period End
1999	468.69	550.93	508.78	527.70
2000	501.04	580.37	539.49	572.68
2001	557.13	716.62	634.94	656.20
2002	641.75	756.56	689.24	712.38
2003	593.10	758.21	691.54	599.42

Month
December 2003	593.10	621.30	602.9	599.42
January 2004	559.21	596.78	573.64	596.78
February 2004	571.35	598.60	584.31	594.32
March 2004	588.04	623.21	603.91	623.21
April 2004	596.61	624.84	608.19	624.84
May 2004	622.25	644.42	635.76	632.32

Source: Central Bank.

(1)	Nominal figures.

(2)	Exchange rates are the actual low and high, on a day-by-day basis for each period.
(3)	The average of monthly average rates during the year.

Dividends

Under the current General Banking Law, a Chilean bank may only pay a single dividend per year (i.e., interim dividends are not permitted), Santander-Chile’s annual dividend is proposed by its Board of Directors and is approved by the shareholders at the annual ordinary shareholders’ meeting held the following year with respect to which the dividend is proposed. For example, the 1998 dividend would be proposed and approved in 1999. Following shareholder approval, the proposed dividend is declared and paid. Historically, the dividend for a particular year has been declared and paid no later than one month following the shareholders meeting. Dividends are paid to shareholders of record on the fifth day preceding the date set for payment of the dividend. The applicable record dated for the payment of dividends to holders of ADSs will, to the extent practicable, be the same.

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

Under the Foreign Investment Contract (as defined herein), the Depositary, on behalf of ADS holders, is granted access to the Formal Exchange Market to convert cash dividends from Chilean pesos to U.S. dollars and to pay such U.S. dollars to ADS holders outside Chile, net of taxes, and no separate registration by ADR holders is required. In the past, Chilean law required that holders of shares of Chilean companies who were not residents of Chile to register as foreign investors under one of the foreign investment regimes contemplated by Chilean law in order to have dividends, sale proceeds or other amounts with respect to their shares remitted outside Chile through the Formal Exchange Market. On April 19, 2001, the Central Bank deregulated the Exchange Market eliminating the need to obtain approval from the Central Bank in order to remit dividends, but at the same time this eliminated the possibility of accessing the Formal Exchange market. These changes do not affect the current Foreign Investment Contract, which was signed prior to April 19, 2001 which grants access to the Formal Exchange Market with prior approval of the Central Bank. See “Item 10D: Exchange Controls.”

The following table presents dividends paid by us in nominal terms:

Year	Dividend MCh$ (1)	Per share Ch$/share (2)	Per ADR Ch$/ADR (3)	% over earnings
2001	88,510	0.89	929.53	100
2002	118,764	1.20	1,247.25	100
2003	157,315	0.83	867.40	100
2004	206,975	1.10	1,141.16	100

(1)	Million of nominal pesos.
(2)	Calculated on the basis of 98,934 million shares for 2001 and 2002 and 188,446 million shares for 2003 and 2004.
(3)	Calculated on the basis of 1,039 shares per ADS.

The following table presents dividends paid by Old Santander-Chile in the three years prior to the merger.

Year	Dividend MCh$ (1)	Per share Ch$/share (2)	Per ADR Ch$/ADR (3)	% over earnings
2000	40,742	1.61	353.49	75.0%
2001	47,406	1.88	414.05	60.0
2002	92,093	3.66	804.35	100.0

(1)	Million of nominal pesos.
(2)	Calculated on the basis of 25,188 million shares.
(3)	Calculated on the basis of 220 shares per ADS.

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

Risks Associated with Our Business

Increased competition and industry consolidation may adversely affect results of our operations

The Chilean market for financial services is highly competitive. We compete with other Chilean private sector domestic and foreign banks, with Banco del Estado, a public-sector bank, and with large department stores that make consumer loans to a large portion of the Chilean population. The lower-middle to middle income segments of the Chilean population and the small and medium-sized corporate segments have become the target markets of several banks, and competition in these segments is likely to increase. As a result, net interest margins in these segments are likely to decline. Although we believe that demand for financial products and services from the lower-

middle to middle income market segments and for small and medium-sized companies will continue to grow during the remainder of the decade, we cannot assure you that net interest margins will be maintained at their current levels.

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

We currently engage in, and expect from time to time in the future to engage in, financial and commercial transactions with subsidiaries and affiliates of Banco Santander Central Hispano. Among other transactions, we may, from time to time, have credit lines and outstandings with Banco Santander Central Hispano and its affiliated financial institutions around the world. As of December 31, 2003, we have no outstanding loan amounts with Santander Central Hispano. In addition, from time to time, in the normal course of business and on prevailing market terms, we enter into certain transactions with Banco Santander Central Hispano and other related parties for the provision of advisory and advertising services and for the rental of real estate. For additional information concerning our transactions with affiliates and other related parties, see Note 14 to our Audited Consolidated Financial Statements. While we believe that such transactions in the past have generally had a beneficial effect on us, no assurances can be given that any such transaction, or combination of transactions, will not have a material adverse effect on us in the future.

Our exposure to individuals and small businesses could lead to higher levels of past due loans and subsequent write-offs

A substantial number of our customers consists of individuals (approximately 36.2% of the value of the total loan portfolio as of December 31, 2003) and, to a lesser extent, small and medium-sized companies (those with annual sales of less than US$5.8 million) which comprised approximately 19.8% of the value of the total loan portfolio as of December 31, 2003. As part of our business strategy, we seek to increase lending and other services to small companies and individuals. Small companies and individuals are, however, more likely to be adversely affected by downturns in the Chilean economy than large corporations and high-income individuals. Consequently, in the future we may experience higher levels of past due loans, which could result in higher provisions for loan losses. There can be no assurance that the levels of past due loans and subsequent write-offs will not be materially higher in the future.

Our results of operations are affected by interest rate volatility

Our results of operation depend to a great extent on our net interest revenue. In 2003, net interest revenue represented 79.2% of our operating income. Changes in market interest rates could affect the interest rates earned on our interest-earning assets differently from the interest rates paid on our interest-bearing liabilities leading to a reduction in our net interest revenue. Interest rates are highly sensitive to many factors beyond our control, including the reserve policies of the Central Bank, deregulation of the financial sector in Chile, domestic and international economic and political conditions and other factors. Any volatility in interest rates could adversely affect our business, our future financial performance and the price of our securities. Over the period from December 31, 1999 to December 31, 2003, yields on the Chilean government’s 90 day note as reported on those dates moved from 11.09% to 2.58%, decreasing every year, with a high of 6.00% and a low of 2.87% in the twelve months ended December 31, 2002 and a high of 2.97% and a low of 2.48% in the twelve months ended December 31, 2003.

The growth of our loan portfolio may expose us to increased loan losses

From December 31, 1998 to December 31, 2003, our aggregate loan portfolio (on an unconsolidated combined basis) grew by 9.1% in nominal terms to Ch$7,554,175 million, while our consumer loan portfolio grew by 33.8% in nominal terms to Ch$777,191 million, each calculated in accordance with the loan classification system of the Superintendency of Banks. Because the method of classification of loans used by the Superintendency of Banks for its public information differs in minor respects from that used by us for internal accounting purposes, the foregoing figures may differ from the figures included in our financial statements. The further expansion of our loan portfolio (particularly in the consumer and real estate segments) can be expected to expose us to a higher level of loan losses and require us to establish higher levels of provisions for loan losses.

Our loan portfolio may not continue to grow at the same rate

There can be no assurance that in the future our loan portfolio will continue to grow at the same or similar rates as the historical growth rate of that previously experienced by Santiago or Old Santander-Chile. Due to the economic slowdown in Chile in recent years and the recession of 1999, loan demand has not been as strong as it was in the mid 1990s. Average loan growth has, however, remained significant in the last five years. According to the Superintendency of Banks, from December 31, 1998 to December 31, 2003, the aggregate amount of loans outstanding in the Chilean banking system (on an unconsolidated basis) grew 37.2% in nominal terms to Ch$33,480,530 million as of December 31, 2003. A reversal of the rate of growth of the Chilean economy could adversely affect the rate of growth of our loan portfolio and our risk index and, accordingly, increase our required reserves for loan losses.

Operational problems or errors can have a material adverse impact on our business, financial condition and results of operations

Santander-Chile, like all large financial institutions, is exposed to many types of operational risks, including the risk of fraud by employees and outsiders, failure to obtain proper internal authorizations, failure to properly document transactions, equipment failures and errors by employees. Although Santander-Chile maintains a system of operational controls, there can be no assurance that operational problems or errors will not occur and that their occurrence will not have a material adverse impact on our business, financial condition and results of operation.

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

Our results of operations and financial condition could be affected by changes in economic or other policies of the Chilean government, which has exercised and continues to exercise a substantial influence over many aspects of the private sector, or other political or economic developments in Chile.

Although economic conditions are different in each country, investors’ reactions to developments in one country may affect the securities of issuers in other countries, including Chile. For instance, the devaluation of the Mexican peso in December 1994 set off an economic crisis in Mexico that negatively affected the market value of securities in many countries throughout Latin America. The crisis in the Asian markets, beginning in July 1997, resulted in sharp devaluation of other Asian currencies and negatively affected markets throughout Asia, as well as in many markets in Latin America, including Chile. Similar adverse consequences resulted from the 1998 crisis in Russia and the devaluation of the Brazilian real in 1999. In part due to the Asian and Russian crises, the Chilean stock market declined significantly in 1998 to levels equivalent to 1994.

The economic problems being encountered by other countries in Latin America, especially Argentina and Brazil may adversely affect the Chilean economy, our results of operations and the market value of our securities

We are directly exposed to risks related to the weakness and volatility of the economic and political situation in Latin America, especially in Argentina and Brazil. As of December 31, 2003, approximately 0.0% and 0.14% of our loan portfolio was comprised of loans to Argentine and Brazilian companies, respectively.

Argentina’s insolvency and recent default on its public debt, which deepened the existing financial, economic and political crises in that country, could adversely affect Chile, the market value of our securities, or our business. If Argentina’s economic environment continues to deteriorate or does not improve, the economy in Chile, as both a neighboring country and a trading partner, could also be affected and could experience slower growth than in recent years. The recent cuts in gas exports from Argentina to Chile could also adversely affect economic growth in Chile. Diplomatic relations with Bolivia have also worsened.

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

Currency fluctuations could adversely affect our financial condition and results of operations and the value of our securities

The Chilean government’s economic policies and any future changes in the value of the Chilean peso against the US dollar could affect the dollar value of our securities. The peso has been subject to large devaluations in the past and could be subject to significant fluctuations in the future. In the period from December 31, 1998 to December 31, 2003, the value of the Chilean peso relative to the US dollar decreased approximately 26.5%. The observed exchange rate on December 31, 2003 was Ch$599.42 = US$1.00, reflecting an appreciation of 15.9% in the year 2003. Our results of operations may be affected by fluctuations in the exchange rates between the peso and the dollar despite our policy and Chilean regulations relating to the general avoidance of material exchange rate mismatches. In order to avoid material exchange rate mismatches, we enter into forward exchange transactions. As of December 31, 2003, our foreign currency denominated assets and Chilean peso-denominated assets that contain repayment terms linked to changes in foreign currency exchange rates exceeded our foreign currency denominated liabilities and Chilean peso-denominated liabilities that contain repayment terms linked to changes in foreign currency exchange rates by Ch$58,791 million (US$98.1 million).

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

Inflation could adversely affect our financial condition and results of operations

Although Chilean inflation has moderated in recent years, Chile has experienced high levels of inflation in the past. High levels of inflation in Chile could adversely affect the Chilean economy and have an adverse effect on our results of operations and, indirectly, the value of our securities. The following table shows the annual rate of inflation (as measured by changes in the Chilean consumer price index and as reported by the Chilean National Institute of Statistics during the last five years ended December 31). There can be no assurance that Chilean inflation will not change significantly from the current level.

Year	Inflation (CPI)
1999	2.3
2000	4.5
2001	2.6
2002	2.8
2003	1.1

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

Historically, Chilean banks have not paid interest on amounts deposited in checking accounts. However, effective June 1, 2002, the Central Bank allows banks to pay interest on checking accounts. Currently, there are no applicable restrictions on the interest that may be paid on checking accounts. We have begun to pay interest on some checking accounts under certain conditions. If competition or other factors lead us to pay higher interest rates on checking accounts, to relax the conditions under which we pay interest or to increase the number of checking accounts on which we pay interest, any such change could have a material adverse effect on our financial condition or results of operations.

This Bank must maintain higher capital to risk weighted assets than other banks in Chile. The merger of Old Santander-Chile and Santiago required a special regulatory preapproval of the Superintendency of Banks, which was granted on May 16, 2002. The resolution granting this preapproval imposed a mandatory minimum capital to risk-weighted assets ratio of 12% for the merged bank compared to 8% minimum for other banks in Chile.

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

Equity investments in Chile by persons who are not Chilean residents have generally been subject to various exchange control regulations which restrict the repatriation of the investments and earnings therefrom. In April 2001, the Central Bank eliminated the regulations that affected foreign investors except that investors are still required to provide the Central Bank with information related to equity investments and conduct such operations within Chile’s Formal Exchange Market. The ADSs are subject to a contract, dated May 17, 1994, among the depositary, us and the Central Bank that remains in full force and effect. The ADSs continue to be governed by the provisions of such contract subject to the regulations in existence prior to April 2001. The contract grants the depositary and the holders of the ADSs access to the Formal Exchange Market, which permits the depositary to remit dividends it receives from us to the holders of the ADSs. The contract also permits ADS holders to repatriate the proceeds from the sale of shares of our common stock withdrawn from the ADS facility, or that have been received free of payment as a consequence of spin-offs, mergers, capital increases, wind-ups, share dividends or preemptive rights transfers, enabling them to acquire the foreign currency necessary to repatriate earnings from such investments. Pursuant to Chilean law, the contract cannot be amended unilaterally by the Central Bank, and there are judicial precedents (although not binding with respect to future judicial decisions) indicating that contracts of this type may not be abrogated by future legislative changes or agreements of the Advisory Council of the Central Bank. Holders of shares of our common stock, except for shares of our common stock withdrawn from the ADS facility or received in the manner described above, are not entitled to the benefits of the contract, may not have access to the Formal Exchange Market, and may have restrictions on their ability to repatriate investments in shares of our common stock and earnings therefrom.

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

The ADSs are listed and traded on the NYSE. The common stock is listed and traded on the Santiago Stock Exchange, the Chile Electronic Stock Exchange and the Valparaiso Stock Exchange, which we refer to collectively as the Chilean Stock Exchanges, although the trading market for the common stock is small by international standards. As of December 31, 2003, we had 188,446,126,794 shares of common stock outstanding. The Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. According to Article 14 of the Ley de Mercado de Valores, Ley No. 18,045, or the Chilean Securities Market Law, the Superintendencia de Valores y Seguros, or the Superintendency of Securities and Insurance, may suspend the offer, quotation or trading of shares of any company listed on one or more Chilean Stock Exchanges for up to 30 days if, in its opinion, such suspension is necessary to protect investors or is justified for reasons of public interest. Such suspension may be extended for up to 120 days. If, at the expiration of the extension, the circumstances giving rise to the original suspension have not changed, the Superintendency of Securities and Insurance will then cancel the relevant listing in the registry of securities. In addition, the Santiago Stock Exchange may inquire as to any movement in the price of any securities in excess of 10 and suspend trading in such securities for a day if it deems necessary.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Overview

The legal predecessor of Santander-Chile was Banco Santiago (Santiago). Santiago was incorporated by public deed dated September 7, 1977 granted at the Notary Office of Alfredo Astaburuaga Gálvez. Santiago received its permission to incorporate and function as a bank by Resolution No. 118 of the Superintendency of Banks on October 27, 1977. The Bank’s bylaws were approved by Resolution No. 103 of the Superintendency of Banks on September 22, 1977. In January 1997, Santiago merged with Banco O’Higgins with Santiago being the surviving entity. In 1999, Santiago became a controlled subsidiary of Banco Santander Central Hispano.

On August 1, 2002, we were formed by the merger of Santiago and Old Santander-Chile, both of which were subsidiaries of our controlling shareholder, Banco Santander Central Hispano. We are the largest bank in Chile in terms of total assets, total deposits, loans and shareholder’s equity. As of December 31, 2003, we had total assets of Ch$10,920,427 million (US$18,218 million), loans net of allowances outstanding of Ch$7,450,406 million (US$12,429 million) deposits of Ch$5,526,688 million (US$9,220 million) and shareholders’ equity of Ch$1,017,392 million (US$1,697 million).

As of December 31, 2003 we employed 7,535 people and had the largest branch network in Chile with 345 branches. Our headquarters are located in Santiago and we operate in every major regional sector in Chile.

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

Our principal executive offices are located at Bandera 140, Santiago, Chile (our telephone number is 011-562-320-2000 and our website is www.santandersantiago.cl).

Relationship with Banco Santander Central Hispano

We believe that our relationship with our controlling shareholder, Banco Santander Central Hispano, offers us a significant competitive advantage over our peer Chilean banks. Banco Santander Central Hispano is one of the largest financial groups in Latin America, in terms of total assets measured on a region-wide basis, and a leading financial institution in Europe. Banco Santander Central Hispano’s principal operations are in Spain, Portugal, Germany, Italy, Belgium and Latin America. Banco Santander Central Hispano also has significant operations in New York, Puerto Rico and London, as well as strategic investments in The Royal Bank of Scotland Group, and financial investments in Commerzbank, San Paolo-IMI and Banque Commerciale du Maroc. In Latin America, Banco Santander Central Hispano has majority shareholdings in banks in Argentina, Bolivia, Brazil, Chile, Colombia, Mexico, Uruguay and Venezuela.

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

Merger Update

We completed the merger integration process in 2003. The last major areas to be integrated were information systems (in the Operations and Technology area), and branch network, which were the most sensitive to changes and their integration was deferred to minimize disruption of client services. We substantially completed the integration of systems and integrated the branch network on April 17, 2003.

B. Organizational Structure

The following table sets forth our significant subsidiaries as of December 31, 2003, including the principal activity, ownership interest and, if different, percentage of voting power held by us. All of our significant subsidiaries are incorporated in Chile.

	Percentage Owned
	2002			2003
	Direct	Indirect	Total	Direct	Indirect	Total
	%	%	%	%	%	%
Subsidiary
Santiago Leasing S.A.	99.50	0.50	100.00	99.50	—	99.50
Santiago Corredores de Bolsa Ltda.	99.19	0.81	100.00	99.19	0.81	100.00
Santander S.A. Administradora General de Fondos	99.96	0.04	100.00	99.96	0.04	100.00
Cobranzas y Recaudaciones Ltda. (C y R)	99.90	0.10	100.00	—	—	—
Santiago Factoring Ltda.	99.90	0.10	100.00	—	—	—
Santander S.A. Agente de Valores	99.03	—	99.03	99.03	—	99.03
Santander Administradora de Fondos Mutuos S.A.	99.96	—	99.96	—	—	—
Santander S.A. Sociedad Securitizadora	99.64	—	99.64	99.64	—	99.64
Corredora de Seguros Santander Ltda.	99.99	—	99.99	99.99	—	99.99

On April 25, 2003, Santander Administradora de Fondos Mutuos S.A. was absorbed by Santander S.A. Administradora General de Fondos. On October 31, 2003, the subsidiary Cobranzas y Recaudaciones Ltda. (C y R) was sold to America Consulting S.A. On December 1, 2003, Santiago Factoring Ltda was absorbed by the Bank.

The following chart shows Banco Santander Central Hispano’s ownership structure of us as of December 31, 2003.

Management Team

The chart below sets forth the names and areas of responsibility of our senior commercial managers.

Commercial Structure

The chart below sets forth the names and areas of responsibilities of our operating managers.

Operating Structure

* Employees of other companies owned by Santander Central Hispano in Chile.

Santiago Express

In the fourth quarter of 2003, the Bank and Almacenes Paris, the third largest retailer in Chile, announced a strategic alliance to strengthen commercial synergies between both entities and offer exclusive benefits to their clients. The main point of this agreement were the following:

•	Santander-Chile will transfer to Banco Paris (in formation) part of the financial assets and branch network of Santander-Chile’s Santiago Express division, and the hiring of this division’s personnel, which will be the core structure of the future Banco Paris. The final value of this transaction is subject to due diligence, which should be concluded in 2004.

•	Santander-Chile will have the option to acquire the financial assets of the Prime (high-income) customers of Almacenes Paris, which will become part of the Bank’s retail banking business segment.

•	Santander-Chile will technically evaluate the access of Almacenes Paris’ and Banco Paris’ customers to Santander-Chile’s ATM network, the largest in Chile.

•	Santander-Chile and Almacenes Paris will develop and extend all their loyalty and affinity programs, offering innovative and exclusive benefits to both client bases.

•	Santander-Chile customers will be allowed to use their debit cards in Almacenes Paris stores.

•	Almacenes Paris will also distribute through its retail stores some of Santander-Chile’s financial products and services.

The finalization of this agreement is subject to the approval of the Superintendency of Banks and to the results of a due diligence process by both parties, which should be concluded during 2004.

Capital Expenditures

The following table reflects capital expenditures in each of the three years ended December 31, 2001, 2002 and 2003.

	Years ended December 31,
	2001	2002	2003
	(in millions of constant Ch$ of December 31, 2003)
Land and Buildings	2,322	1,920	6,893
Machinery and Equipment	5,871	4,904	6,325
Furniture and Fixtures	486	1,540	1,058
Vehicles	345	788	412
Other	199	6,652	1,993

Total	9,223	15,804	16,681

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

Retail Banking

This segment includes lending carried out through our branch network primarily to individuals, medium and small companies and micro-businesses. Retail Banking offers customers a range of products, including consumer loans, credit cards, auto loans, commercial loans, foreign trade financing and residential mortgage loans. As of December 31, 2003, retail banking represented 51.5% of our total loans outstanding. As of the same date, we had 345 total branches, 64 of which operated under the Banefe brand name and 35 under the Santiago Express brand name. The remaining 246 branches are operated under the newly created Santander Santiago brand name.

We divide clients in this segment into the following sub-segments:

•	Middle- and upper-income, consisting of individuals with a monthly income of Ch$500,000 (US$833) and above. This segment accounts for 31.8% of our loans as of December 31, 2003.

•	Lower-middle to middle-income, consisting of individuals with monthly income between Ch$150,000 (US$250) and Ch$500,000 (US$833), which are served through our Banefe division. This segment accounts for 4.4% of our loans as of December 31, 2003.

•	Small businesses, consisting of small companies with annual sales between Ch$96 million (US$160,000) and Ch$800 million (US$1.3 million). As of December 31, 2003, small companies represented approximately 14.1% of our total loans outstanding.

•	Middle-market companies, consisting of companies with annual sales between Ch$800 million (US$1.3 million) and Ch$3.5 billion (US$5.8 million). As of December 31, 2003, medium-sized companies represented 5.7% of our total loans outstanding. In 2003, this segment was reclassified from wholesale banking to retail banking.

Wholesale Banking

Customers in this segment include medium-sized real estate companies and large domestic and multinational companies. The Wholesale Banking business includes commercial lending, leasing, factoring, infrastructure construction financing, trade financing and financial advisory, payment and cash management services. We also provide a diversified range of treasury and risk management products to these customers. In addition, we finance real estate construction and significant infrastructure projects. Customers of this group have annual sales in excess of Ch$3.5 billion (US$4.9 million) (Ch$800 million (US$1.3 million) in the case of real estate developers) and represented 40.2% of our total loans outstanding as of December 31, 2003.

We divide clients in this segment into the following sub-segments:

•	Multinationals, consisting of companies with annual sales in excess of Ch$12.5 billion (US$20.9 million). As of December 31, 2003, these clients represented 22.6% of our total loans outstanding.

•	Large corporations, consisting of companies with annual sales in excess of Ch$3.5 billion (US$4.9 million). As of December 31, 2003, these clients represented 12.3% of our total loans outstanding.

•	Real estate, consisting mainly of companies in the real estate sector with annual sales in excess of Ch$800 million (US$1.3 million). As of December 31, 2003, these clients represented 5.4% of our total loans outstanding.

The table below sets forth our lines of business and certain statistical information relating to each of them as of December 31, 2003.

	As of December 31, 2003
Segment	Net Interest Revenue (1)	Fees & Income from Services	Net Loan Loss Allowances(2)	Net Client Contribution (3)
	(millions of constant Ch$ as of December 31, 2003, except for percentages)
Retail Banking(1)	312,351	80,406	(79,786)	312,971
Wholesale Banking	57,763	13,935	438	72,136
Others(4)	84,529	17,498	11,929	113,956

Total	454,643	111,839	(67,419)	499,063

(1)	Includes net interest revenue and foreign exchange transactions, net.
(2)	Includes allowances for loan losses, charge-offs and loan loss recoveries.
(3)	Equal to net interest revenue plus fee income minus allowances for loan losses.
(4)	Includes contribution of Bank subsidiaries and other non-segmented items.

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

For the year ended December 31, 2003, our subsidiaries collectively accounted for approximately 14.6% of our consolidated net income. The assets and operating income of these subsidiaries as of December 31, 2003 represented 7.8% and 10.3% of our total assets and operating income, respectively.

	Percentage Owned
	2002			2003
	Direct	Indirect	Total	Direct	Indirect	Total
	%	%	%	%	%	%
Subsidiary
Santiago Leasing S.A.	99.50	0.50	100.00	99.50	—	99.50
Santiago Corredores de Bolsa Ltda.	99.19	0.81	100.00	99.19	0.81	100.00
Santander S.A. Administradora General de Fondos	99.96	0.04	100.00	99.96	0.04	100.00
Cobranzas y Recaudaciones Ltda. (C y R)	99.90	0.10	100.00	—	—	—
Santiago Factoring Ltda.	99.90	0.10	100.00	—	—	—
Santander S.A. Agente de Valores	99.03	—	99.03	99.03	—	99.03
Santander Administradora de Fondos Mutuos S.A.	99.96	—	99.96	—	—	—
Santander S.A. Sociedad Securitizadora	99.64	—	99.64	99.64	—	99.64
Corredora de Seguros Santander Ltda.	99.99	—	99.99	99.99	—	99.99

On April 25, 2003 Santander Administradora de Fondos Mutuos S.A. was absorbed by Santander S.A. Administradora General de Fondos. On October 31, 2003 the subsidiary Cobranzas y Recaudaciones Ltda. (C y R) was sold to America Consulting S.A. On December 1, 2003 Santiago Factoring Ltda. was absorbed by the Bank.

Competition

Overview

The Chilean financial services market consists of a variety of largely distinct sectors. The most important sector, commercial banking, includes a number of privately-owned banks and one public sector bank, Banco del Estado (which operates within the same legal and regulatory framework as the private sector banks). The private sector banks, in turn, have traditionally been divided between those that are Chilean-owned, i.e., controlled by a Chilean entity and a number of foreign-owned banks which are operated in Chile but controlled by a foreign entity. The Chilean banking system is comprised of 25 private sector banks and one public sector bank. Three private sector banks along with the state-owned bank together accounted for 63.8% of all outstanding loans by Chilean financial institutions as of December 31, 2003.

The Chilean banking system has experienced increased competition in recent years largely due to consolidation in the industry and new legislation. For example, the merger of Banco de Chile with Banco de A. Edwards, effective January 2, 2002, resulted in the creation at that moment of the largest bank in Chile. As of December 31, 2003 Banco de Chile had a market share in total loans of 18.1%. Shortly after that merger was effective, Santander Central Hispano announced the merger of the two banks it owned in Chile, Banco Santander-Chile and Banco Santiago, creating the largest bank in Chile. Commercial banks face increasing competition from other financial intermediaries who can provide larger companies with access to the capital markets as an alternative to bank loans. The enactment of the Capital Markets Reform Bill in 2001, has made it more tax-advantageous and easier for companies to issue commercial paper, adding an additional financing alternative. To the extent permitted by the General Banking Law, we seek to maintain a competitive position in this respect through the investment banking activities of our subsidiaries.

Under the General Banking Law, a bank must have a minimum of UF800,000 (Ch$13,536 million or approximately US$22.6 million) in paid-in capital and reserves. However, following the approval of the Capital Markets Reform Bill a bank may begin its operations with 50.0% of such amount, provided that it has a total capital ratio (effective capital to risk weighted assets) of not less than 12.0%. When the paid-in capital reaches UF600,000 (approximately Ch$10,152 million or approximately US$16.9 million) the required total capital ratio will be reduced to 10.0% of its risk weighted assets.

As shown in the following table, as a result of the merger we are the market leader in practically every aspect of the banking industry in Chile:

	Market Share at December 31, 2003	Rank as of December 31, 2003
Commercial loans	19.9%	1
Consumer loans	24.5	1
Mortgage loans (residential and general purpose)	23.3	1
Residential mortgage loans	21.9	2
Foreign trade loans (loans for export, import and contingent)	27.3	1
Total loans	22.6	1
Deposits	19.0	1
Mutual funds (assets managed)	20.3	2
Credit card accounts	30.5	1
Branches (1)	21.8	1
ATM locations	28.5	1

Source: Superintendency of Banks (unconsolidated data).

(1)	Excluding special-service payment centers.

The following tables set out certain statistics comparing our market position in comparison to our peer group, defined as the five largest banks in Chile in terms of shareholders’ equity as of December 31, 2003.

Loans

As of December 31, 2003, our loan portfolio was the largest among Chilean banks. Our unconsolidated portfolio represented 22.6% of the market for loans in the Chilean financial system (comprising all commercial banks and finance companies) as of such date. The following table sets forth the market shares in terms of loans for us and our peer group as of December 31, 2003:

	As of December 31, 2003
Loans(1)	Ch$ million	In thousand of US$	Market Share
Santander-Chile	7,554,175	12,602,474	22.6%
Banco de Chile	6,074,122	10,133,332	18.1%
Banco del Estado	4,456,446	7,434,597	13.3%
Banco de Crédito e Inversiones	3,684,265	6,146,383	11.0%
BBVA, Chile	2,407,741	4,016,785	7.2%

Total	24,176,749	40,333,571	72.2%

Source: Superintendency of Banks (unconsolidated data).

(1)	Because the method of classification of assets used by the Superintendency of Banks, this information differs in minor respects from that used by us for accounting purposes, the amounts in this table may differ from the figures included in our financial statements and those of our predecessor banks.

Deposits

In unconsolidated terms, our 19.9% of the market for deposits ranks us in first place among banks. The following table sets forth the market shares in terms of deposits for us and our peer group as of December 31, 2003:

	As of December 31, 2003
Deposits(1)	Ch$ million	In thousand of US$	Market Share
Santander-Chile	5,592,486	9,329,829	19.9%
Banco de Chile	4,867,113	8,119,704	17.3
Banco del Estado	4,406,461	7,351,208	15.7
Banco de Crédito e Inversiones	3,031,560	5,057,489	10.8
BBVA, Chile	2,174,925	3,628,382	7.7

Total	20,072,545	33,486,611	71.4

Source: Superintendency of Banks (unconsolidated basis).

(1)	Because the method of classification of assets used by the Superintendency of Banks, this information differs in minor respects from that used by us for accounting purposes, the amounts in this table may differ from the figures included in our financial statements and those of our predecessor banks.

Shareholders’ equity

With Ch$1,071,391 million (US$1,697 million) in shareholders’ equity, as of December 31, 2003, we were the largest commercial bank in Chile in terms of shareholders’ equity. The following table sets forth the level of shareholders’ equity for us and our peer group as of December 31, 2003:

	As of December 31, 2003
Equity(1)	Ch$ millions	In thousands of US$	%(1)
Santander-Chile(1)	1,017,392	1,697,295	23.4%
Banco de Chile	695,676	1,160,582	16.0
Banco del Estado	378,934	632,168	8.7
Banco de Crédito e Inversiones	361,536	603,143	8.3
BBVA, Chile	264,579	441,392	6.1

Total	2,718,116	4,534,577	62.5

Source: Superintendency of Banks.

(1)	Percentage of total shareholders’ equity of financial system.

Efficiency

As of December 31, 2003, on an unconsolidated basis we were the most efficient bank in our peer group. The following table sets forth the efficiency ratio (defined as operating expenses divided by operating income) for us and our peer group as of December 31, 2003:

As of December 31, 2003
Efficiency ratio	%
Santander-Chile	43.6%
Banco de Chile	50.5
Banco del Estado	62.7
Banco de Crédito e Inversiones	49.3
BBVA, Chile	55.0
Chilean Financial System	53.2

Source: Superintendency of Banks (unconsolidated data).

Return on capital

As of December 31, 2003, we were the second most profitable bank in our peer group. The following table sets forth the annualized return on capital (as defined by the Superintendency of Banks) for us and our peer group as of December 31, 2003:

As of December 31, 2003
Return on Capital	%
Santander-Chile	25.5%
Banco de Chile	23.1
Banco del Estado	8.5
Banco de Crédito e Inversiones	25.6
BBVA, Chile	11.4
Chilean Financial System	16.6

Source: Superintendency of Banks (unconsolidated data).

Asset Quality

As of March 31, 2004, on an unconsolidated basis, we had the third best loan loss allowance to total loans ratio in our peer group. The following table sets forth the ratio of loan loss allowance to total loans ratio as defined by the Superintendency of Banks. This ratio replaced the risk index in 2004.

Mar-04	As of March 31, 2004 Loan Loss allowances/total loans
Santander-Chile	1.96
Banco de Chile	2.79
Banco del Estado	2.04
Banco de Crédito e Inversiones	1.95
BBVA, Chile	1.80

Source: Superintendency of Banks (unconsolidated data).

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

According to Article 35 bis of the General Banking Law, the prior authorization of the Superintendency of Banks is required for:

•	the merger of two or more banks;

•	the acquisition of all or a substantial portion of a banks’ assets and liabilities by another bank;

•	the control by the same person, or controlling group, of two or more banks; or

•	a substantial increase in the share ownership of a bank by a controlling shareholder of that bank.

Such prior authorization is required solely when the acquiring bank or the resulting group of banks would own a significant market share in loans, defined by the Superintendency of Banks to be more than 15.0% of all loans in the Chilean banking system. The intended purchase may be denied by the Superintendency of Banks; alternatively, the purchase may be conditioned on one or more of the following:

•	that the bank or banks maintain an effective equity higher than 8.0% and up to 14.0% of their risk weighted assets;

•	that the technical reserve established in article 65 of the General Banking Law be applicable when deposits exceed one and a half times the resulting bank’s paid-in capital and reserves; or

•	that the margin for interbank loans be diminished to 20.0% of the resulting bank’s effective equity.

Pursuant to the regulations of the Superintendency of Banks, the following ownership disclosures are required:

•	banks are required to inform the Superintendency of Banks of the identity of any person owning, directly or indirectly, 5.0% or more of such banks’ shares;

•	holders of ADSs must disclose to the depositary the identity of beneficial owners of ADSs registered under such holders’ names; and

•	the depositary is required to notify the bank as to the identity of beneficial owners of ADSs which such depositary has registered and the bank, in turn, is required to notify the Superintendency of Banks as to the identity of the beneficial owners of the ADSs representing 5.0% or more of such bank’s shares.

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

On March 2, 2002, the Central Bank of Chile authorized banks to pay interest on checking accounts. On March 20, 2002, the Superintendency of Banks published guidelines establishing that beginning on June 1, 2002, banks could offer a new checking account product that pays interest. The Superintendency of Banks also stated that these accounts may be subject to minimum balance limits and different interest rates depending on average balances held in the account. This product is optional and banks may also charge fees for the use of this new product. For banks with a solvency score of less than A (See Item 4B: Chilean Regulation and Supervision—Management and Capitalization Evaluation) the Central Bank has also imposed additional caps to the interest rate that can be charged.

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

Reserve Requirements

Deposits are subject to a reserve requirement, of 9.0% for peso-denominated demand deposits, 3.6% for UF- and peso-denominated time deposits, 19.0% for dollar-denominated and other foreign currency denominated demand deposits and 13.6% for dollar-denominated and other foreign currency denominated time deposits (with terms of less than one year). Banks are authorized to deduct daily from their foreign currency denominated liabilities subject to reserve requirement, the balance in foreign currency of certain loans and financial investments held outside of Chile. The deductions should be done as follows:

•	first, term liabilities denominated in foreign currency and subject to reserve requirements;

•	second, if there is any positive difference, demand liabilities denominated in foreign currency and subject to reserve requirements; and

•	finally, foreign loans subject to reserve requirements. The total amount deductible cannot exceed 70.0% of a bank’s effective equity.

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

Minimum Capital

Under the General Banking Law, a bank must have a minimum paid-in capital and reserves of UF800,000 (Ch$13,536 million or U.S.$22.6 million as of December 31, 2003). However, a bank may begin its operations with 50.0% of such amount, provided that it has a total capital ratio (defined as effective equity as a percentage of risk weighted assets) of not less than 12.0%. When such a bank’s paid-in capital reaches UF600,000 (Ch$10,152 million or U.S.$16.9 million as of December 31, 2003) the total capital ratio required is reduced to 10.0%.

Capital Adequacy Requirements

According to the General Banking Law, each bank should have an effective equity of at least 8.0% of its risk weighted assets, net of required allowances. Effective equity is defined as the aggregate of:

•	a bank’s paid-in capital and reserves, excluding capital attributable to subsidiaries and foreign branches;

•	its subordinated bonds, considered at the issuing price (but decreasing 20.0% for each year during the period commencing six years prior to maturity), but not exceeding 50.0% of its Net Capital Base; and

•	its voluntary allowances for loan losses, up to 1.25% of risk weighted assets.

Banks should also have Capital basico, or Net Capital Base, of at least 3.0% of its total assets, net of allowances. Net Capital Base, is defined as a bank’s paid-in capital and reserves and is similar to Tier 1 capital except that it does not include net income for the period. An amendment to the General Banking Law enacted on

November 7, 2001, eliminated the exclusion of the investment in subsidiaries and foreign branches from the calculation of Net Capital Base.

The calculation of risk weighted assets is based on a five category risk classification system to be applied to a bank asset that is based on the Basle Committee recommendations.

Lending Limits

Under the General Banking Law, Chilean banks are subject to certain lending limits, including the following material limits:

•	A bank may not extend to any entity or individual (or any one group of related entities), directly or indirectly, unsecured credit in an amount that exceeds 5.0% of the bank’s effective equity, or in an amount that exceeds 25.0% of its effective equity if the excess over 5.0% is secured by certain assets with a value equal to or higher than such excess. In the case of foreign export trade financing, the 5.0% ceiling for unsecured credits is raised to 10.0% and the 25.0% ceiling for secured credits to 30.0%. In the case of financing infrastructure projects built through the concession mechanism, the 5.0% ceiling for unsecured credits is raised to 15.0% if secured by a pledge over the concession, or if granted by two or more banks or finance companies which have executed a credit agreement with the builder or holder of the concession;

•	a bank may not extend loans to another financial institution subject to the General Banking Law in an aggregate amount exceeding 30.0% of its effective equity;

•	a bank may not directly or indirectly grant a loan whose purpose is to allow an individual or entity to acquire shares of the lender bank;

•	a bank may not lend, directly or indirectly, to a director or any other person who has the power to act on behalf of the bank; and

•	a bank may not grant loans to related parties (including holders of more than 5.0% of its shares) on more favorable terms than those generally offered to non-related parties. Loans granted to related parties are subject to the limitations described in the first bullet point above. In addition, the aggregate amount of loans to related parties may not exceed a bank’s regulatory capital.

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

Under the new classifications, loans are divided into: (i) consumer loans (including loans granted to individuals for the purpose of financing the acquisition of consumer goods or payment of services); (ii) residential mortgage loans (including loans granted to individuals for the acquisition, construction or repair of residential real estate, in which the value of the property covers at least 100% of the amount of the loan); (iii) leasing operations (including consumer leasing, commercial leasing and residential leasing); (iv) factoring operations and (v) commercial loans (includes all loans other than consumer loans and residential mortgage loans).

In accordance with the new regulations, which became effective as of January 1, 2004, the models and methods used to classify our loan portfolio must follow the following guiding principles, which have been established by the Superintendency of Banks.

Models based on the individual analysis of borrowers

•	Must assign a risk category level to each borrower and its respective loans.

•	Must consider the following risk factors within the analysis: industry or sector of the borrower, owners or managers of the borrower, their financial situation, their payment capacity and payment behavior.

•	Must assign one of the following risk categories to each loan and borrower upon finishing the analysis:

•	Classifications A1, A2 and A3, correspond to borrowers with no apparent credit risk.

•	Classifications B, correspond to borrowers with some credit risk but no apparent deterioration of payment capacity.

•	Classifications C1, C2, C3, C4, D1 and D2 correspond to borrowers whose loans have deteriorated.

For loans classified as A1, A2, A3 and B, the board of directors of a bank is authorized to determine the levels of required reserves. For loans classified in Categories C1, C2, C3, C4, D1 and D2, the bank must have the following levels of reserves:

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

Additional Reserves

Effective January 1, 2004, banks are permitted to create reserves above the limits described above only to cover specific risks that have been authorized by their board of directors. The concept of voluntary reserves has been eliminated by the new regulation.

Obligations Denominated in Foreign Currencies

Foreign currency denominated obligations of Chilean banks are subject to four requirements.

•	There is a reserve requirement of 19.0% for dollar-denominated and other foreign currency denominated demand deposits and obligations and 13.6% in respect of dollar-denominated and other foreign currency denominated time deposits and obligations, excluding foreign currency denominated obligations with a maturity of more than one year. See “—Reserve Requirements above”;

•	A bank’s risk adjusted net asset (liability) foreign currency position cannot exceed 20% of its Net Capital Base;

•	Under Central Bank regulations applicable since August 31, 1999, (1) the aggregate amount of our net foreign currency liabilities having an original maturity of less than 30 days cannot exceed our Net Capital Base and (2) the aggregate amount of our net foreign currency liabilities having an original maturity of less than 90 days cannot exceed twice our Net Capital Base; and

•	After June 30, 2000, the interest rate mismatches of our foreign currency liabilities may not exceed 8.0% of our Net Capital Base.

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

Dissolution and Liquidation of Banks

The Superintendency of Banks may establish that a bank should be liquidated for the benefit of its depositors or other creditors when such bank does not have the necessary solvency to continue its operations. In such case, the Superintendency of Banks must revoke a bank’s authorization to exist and order its mandatory liquidation, subject to agreement by the Central Bank. The Superintendency of Banks must also revoke a bank’s authorization if the reorganization plan of such bank has been rejected twice. The resolution by the Superintendency of Banks must state the reason for ordering the liquidation and must name a liquidator, unless the Chilean Superintendent of Banks assumes this responsibility. When a liquidation is declared, all checking accounts, other demand deposits received in the ordinary course of business, other deposits unconditionally payable immediately or that have a maturity of no more than 30 days, and any other deposits and receipts payable within 10 days, are required to be paid by using existing funds of the bank, its deposits with the Central Bank or its investments in instruments that represent its reserves. If these funds are insufficient to pay these obligations, the liquidator may seize the rest of the bank’s assets, as needed. If necessary and in specified circumstances, the Central Bank will lend the bank the funds necessary to pay these obligations. Any such loans are preferential to any claims of other creditors of the liquidated bank.

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

E. Property, Plants and Equipment

We are domiciled in Chile and own our principal executive offices located at Bandera 140, Santiago, Chile. We also own fourteen other buildings in the vicinity of our headquarters and we rent seven other buildings. We are in the process of optimizing our central office structure and we are constructing an additional building which will permit us to stop renting some office space. At June 2004, we owned the locations at where 49% of our branches were located. The remaining branches operate at rented locations.

Main properties as of June 2004	Number
Central Offices*
Own	16
Rented	5
Total	21

Branches*
Own	165
Rented	173
Total	338

*Some branches are located inside central office buildings. Including these branches the total amount of branches is 345.

Below is a summary of the main computer hardware and other systems-equipment that we own. We believe that our existing physical facilities are adequate for our needs.

Category	Brand	Application
Mainframe	IBM	Back-end, Core-System Altamira, Credit risk admissions, Payment services, internal software development
Midrange	IBM	Communications (front-end)
Midrange	Stratus	Teller systems
Midrange	IBM	WEB Individuals/Corporate Segment
Desktop	IBM	Platform applications

The main software systems used by us are:

Category	Product	Origin
Core-System	ALTAMIRA	Accenture
Credit admissions for individuals and companies	GARRA	Internal
Payment services	PAMPA	Internal
Loans data base	DEUDORES	Internal
Behavioral Scoring	EVALUACIÓN Y SEGUIMIENTO CLIENTES	Internal
Data base	DB2	IBM
Data base	Oracle	Oracle
Data base	SQL Server	Microsoft
WEB Service	Internet Information Server	Microsoft
Message Service	MQSeries	IBM
Transformation	MQIntegrator	IBM

Item 5. Operating and Financial Review and Prospects

A. Critical Accounting Policies

We prepare our financial statements in accordance with Chilean GAAP and the related rules of the Superintendency of Banks, which requires management to make estimates and assumptions in the application of some of them because they are related to matters that are inherently uncertain. We believe that the following are the more critical judgment areas or involve a higher degree of complexity in the application of the accounting policies that currently affect our financial condition and results of operations:

a)	Interest revenue and expense recognition.

b)	Foreign currency and derivative activities

c)	Financial investments

d)	Premises and equipment

e)	Allowance for loan losses

The Notes to the Consolidated Financial Statements contain a summary of our significant accounting policies, including a description of the significant differences between these and the accounting principles generally accepted in the United States, additional disclosures required under such rules, a reconciliation between shareholders’ equity and net income to the corresponding amounts that would be reported in accordance with U.S. GAAP and a discussion of recently issued accounting pronouncements.

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

In addition, the Bank makes loans and accepts deposits in amounts denominated in foreign currencies, principally the U.S. dollar. Such assets and liabilities are translated at the applicable rate of exchange at the balance sheet date.

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

All other financial investments are carried at acquisition cost plus accrued interest and UF indexation adjustments, as applicable. This considers mainly those with maturities of less than one year (23.5% of total financial investments) most of which were liquid government securities or deposits in other Chilean banks. See discussion of Financial Investments in Item 5-Sources of Liquidity-Financial Investments.

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

Allowance for loan losses

Chilean banks are required to maintain loan loss allowances in amounts determined in accordance with the regulations issued by the Superintendency of Banks. Under these regulations, we must classify our portfolio into various categories of payment capability. The minimum amount of required loan loss allowances are determined based on fixed percentages of estimated loan losses assigned to each category. As of January 1, 2004, the new loan loss allowance regulations set by the Superintendency of Banks came into effect.

New Regulations

Under the new classifications, loans are divided into: (i) consumer loans (including loans granted to individuals for the purpose of financing the acquisition of consumer goods or payment of services); (ii) residential mortgage loans (including loans granted to individuals for the acquisition, construction or repair of residential real estate, in which the value of the property covers at least 100% of the amount of the loan); (iii) leasing operations (including consumer leasing, commercial leasing and residential leasing); (iv) factoring operations and (v) commercial loans (includes all loans other than consumer loans and residential mortgage loans).

A detailed description of this accounting policy is discussed below under “—Selected Statistical Information—Loan loss allowances” and in Note 1 of our Consolidated Financial Statements. For a description of the regulations relating to loan loss allowances to which we were subject to in 2003 and the new regulations, see “Item 4: Information on the Company—Regulation and Supervision—Allowance for Loan Losses.”

Goodwill and Intangible Assets with Indefinite Useful Lives

Under U.S. GAAP, we have significant intangible assets related to goodwill and trademarks with indefinite useful lives. We record all assets and liabilities acquired in purchase acquisitions, including goodwill and other acquired intangibles, at fair value. These include amounts pushed down from Banco Santander Central Hispano. Goodwill and indefinite-lived assets are no longer amortized over their estimated useful lives using straight-line and accelerated methods, and are subject to at least an annual impairment review. The initial goodwill and intangibles recorded and subsequent impairment analysis requires management to make subjective judgments concerning estimates of how the acquired asset will perform in the future using a discounted cash flow analysis. Additionally, estimated cash flows may extend beyond ten years and, by their nature, are difficult to determine. Events and factors that may significantly affect the estimates include, among others, competitive forces, customer behavior and attrition, changes in revenue growth trends, cost structures and technology and changes in interest rates and specific industry or market sector conditions. For a further discussion of accounting practices for goodwill and intangible assets with indefinite useful lives under U.S. GAAP, see Note 26 to our Audited Consolidated Financial Statements.

Differences between Chilean and United States Generally Accepted Accounting Principles

Accounting principles generally accepted in Chile vary in certain important respects from the accounting principles generally accepted in the United States. Such differences involve certain methods for measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by accounting principles generally accepted in the United States and the accounting treatment of the merger.

Note 26 to the Consolidated Financial Statements presents a description of the significant differences between Chilean GAAP and U.S. GAAP.

B. Operating Results

Chilean Economy

All of the operations and substantially all of our customers are located in Chile. Accordingly, our financial condition and results of operations are substantially dependent upon economic conditions prevailing in Chile. The Chilean economy experienced an increase in economic activity in 2003 after several years of sluggish growth. In 2003, Chile’s GDP grew 3.3% compared to 2.2% in 2002. Despite the uncertainty caused by the war in Iraq, in the second half of 2003 the Chilean economy began to show more positive indicators in line with the economic recovery of the U.S. economy and the strong growth of China. In addition, the improvement of economic growth in the Eurozone and Japan helped to improve the demand for Chilean exports, which led to an important recovery of Chilean commodity exports. Exports totaled US$21 billion in 2003 and increased 15.8% compared to 2002. The signing of free trade agreements with the U.S. and European Community and the lack of financial crisis in Latin America also fueled internal consumer confidence, which was another factor which led to better internal economic indicators. The unemployment rate adjusted for seasonality decreased from 8.8% as of December 2002 to 8.3% as of December 2003.

The Chilean economy also benefited from low interest rates and from low inflation. CPI inflation reached a record low level of 1.1% in 2003, partially due to the Chilean peso’s 15.9% appreciation against the U.S. dollar. As a result of this low inflation, the Central Bank continued to relax its monetary policy in 2003. The overnight interbank rate set by the Central Bank was reduced to a historical low of 1.75% per annum in nominal terms in January 2004.

Despite these developments at the macroeconomic level, we believe there still exists the potential for a reduction in economic activity in Chile given the volatility of international markets and the potential for reduction in world economic growth.

Impact of Inflation

Inflation impacts the Bank’s results of operation. Usually, positive inflation benefits the Bank’s net income, with higher inflation resulting in higher gains. Negative inflation negatively affects the Bank’s results. In summary:

•	The Bank’s asset and liabilities are denominated in Chilean nominal pesos, Unidades de Fomento (“UF”), which are inflation indexed pesos, and foreign currencies. The Bank generally has generally more UF-denominated financial assets than UF-denominated financial liabilities. This means that the Bank is funding assets denominated in Unidades de Fomento with nominal pesos. Therefore, when inflation is positive this signifies a gain for the Bank’ net interest income.

•	We maintain a substantial amount of non interest bearing peso-denominated demand deposits. Because such deposits are not sensitive to inflation, any decline in the rate of inflation adversely affects our net interest margin on assets funded with such deposits and any increase in the rate of inflation increases the net interest margin on such assets.

•	This positive effect of inflation on net income is partially offset by the loss from price level restatement. Chilean GAAP requires that financial statements be restated to reflect the full effects of loss in the purchasing power of the Chilean peso on the financial position and results of operations of reporting entities. The Bank must adjust its capital, fixed assets and other assets for the variations in price levels. Since the Bank’s capital is generally larger than the sum of fixed and other assets, when inflation is positive the Bank records a loss from price level restatement.

In 2003, the interest gained on interest earning assets denominated in Unidades de Fomento decreased 31.3%, in part, as a result of the decrease in inflation which reduced the nominal rate paid on these assets. The same is true of interest paid on interest bearing liabilities denominated in Unidades de Fomento. The interest paid on these liabilities decreased 44.8%, in part as a result of the decline in inflation in 2003 versus 2002. The lower inflation rate in 2003 versus 2002 also signified a lower loss from price level restatement. The net effect in monetary terms is unclear since variation in real interest rates and balances also affect result, but an approximation is as follows:

Inflation sensitive income	2002	2003	% Change
	(In million of constant Chilean pesos December 31, 2003)
Interest gained on UF assets	504,391	346,741	(31.3)%
Interest paid on UF liabilities	(337,325)	(186,188)	(44.8)%
Price level restatement	(13,148)	(7,702)	(41.4)%

Total	153,918	152,851	(0.7)%

Although Chilean inflation has moderated in recent years, Chile has experienced high levels of inflation in the past. High levels of inflation in Chile could adversely affect the Chilean economy and have an adverse effect on our business, financial condition and results of operations. In 2003, inflation reached 1.1% mainly as a result of the appreciation of Chilean pesos against the dollar, which reduced the cost of imported goods. There can be no assurance that Chilean inflation will not change significantly from the current level. Although we currently benefit from moderate levels of inflation in Chile due to the current structure of our assets and liabilities (i.e., we have a significant amount of deposits that are not indexed to the inflation rate and/or do not accrue interest, while a significant portion of our loans are indexed to the inflation rate), there can be no assurance that our business, financial condition and result of operations in the future will not be adversely affected by changing levels of inflation.

UF-denominated Assets and Liabilities. The “Unidad de Fomento” (UF) is revalued in monthly cycles. On every day in the period beginning the tenth day of the current month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect each day a proportional amount of the prior calendar month’s change in the CPI. One UF was equal to Ch$16,262.66, Ch$16,744.12 and Ch$16,920.00 at December 31, 2001, 2002 and 2003, respectively. The effect of any changes in the nominal peso value of our UF-denominated assets and liabilities is reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest revenue and expense, respectively. Our net interest revenue will be positively affected by an inflationary environment to the extent that our average UF-denominated assets exceed our average UF-denominated liabilities. Our net interest revenue will be negatively affected by inflation in any period in which our average UF-denominated liabilities exceed our average UF-denominated assets. Our average UF-denominated assets exceeded our average UF-denominated liabilities by Ch$322,968 million, Ch$1,010,739 million and Ch$1,148,421 million during the years-ended December 31, 2001, 2002 and December 31, 2003, respectively. See “Item 5D: Asset and Liability Management—Selected Statistical Information—Average Balance Sheets and Interest Rate Data.”

Peso-denominated Assets and Liabilities. Rates of interest prevailing in Chile during any period reflect in significant part the rate of inflation during the period and expectations of future inflation. The responsiveness to such prevailing rates of our peso-denominated interest earning assets and interest bearing liabilities varies. See “Item 5B: Operating Results—Interest Rates.” We maintain a substantial amount of non interest bearing peso-denominated demand deposits. The ratio of such demand deposits to average interest earning assets was 15.1%, 15.2% and 16.4% as of December 31, 2001, 2002 and 2003, respectively. Because such deposits are not sensitive to inflation or changes in the market interest rate environment, any decline in market rates of interest or the rate of inflation adversely affects our net interest margin on assets funded with such deposits and any increase in the rate of inflation increases the net interest margin on such assets.

Interest Rates

Interest rates earned and paid on our assets and liabilities reflect, to a certain degree, inflation, expectations regarding inflation, shifts in short term interest rates set by the Central Bank and movements in long-term real rates. The Central Bank manages short term interest rates based on its objectives of balancing low inflation and economic growth. Because our liabilities generally reprice faster than our assets, changes in the rate of inflation or short term rates in the economy are reflected in the rates of interest paid by us on our liabilities before such changes are reflected in the rates of interest earned by us on our assets. Therefore, when short-term interest rates fall, our net interest margin is positively impacted, but when short-term rates increase, our interest margin is negatively affected. At the same time, our net interest margin tends to be adversely affected in the short term by a decrease in inflation since generally our UF-denominated assets exceeds UF-denominated liabilities. See “Item 5B: Operating Results—Impact of Inflation—Peso denominated Assets and Liabilities.” An increase in long-term rates also has a positive effect on our net interest margin, because our interest-earning assets generally have a longer duration than our interest-bearing liabilities. In addition, because our peso-denominated liabilities have relatively short repricing periods, they are generally more responsive to changes in inflation or short term rates than our UF-denominated liabilities. As a result, during periods when current inflation or expected inflation exceeds the previous month’s inflation, customers often switch funds from UF-denominated deposits to more expensive peso-denominated deposits, thereby adversely affecting our net interest margin.

Foreign Exchange Fluctuations

A significant portion of our assets and liabilities is denominated in foreign currencies, principally the U.S. dollar, and we historically have maintained and may continue to maintain material gaps between the balances of such assets and liabilities. Because such assets and liabilities, as well as interest earned or paid on such assets and liabilities, and gains (losses) realized upon the sale of such assets, are translated to Chilean pesos in preparing our financial statements, our reported income is affected by changes in the value of the Chilean peso with respect to foreign currencies (principally the U.S. dollar). The Chilean government’s economic policies and any future changes in the value of the Chilean peso against the U.S. dollar could adversely affect our financial condition and results of operations. The Chilean peso has been subject to significant devaluation in the past, including a decrease of 14.7% in 2001 and 8.6% in 2002, and may be subject to significant fluctuations in the future. In 2003 the Chilean peso appreciated 15.9% against the dollar. See “Item 3A: Selected Financial Data—Exchange Rates.”

Our results of operations may be affected by fluctuations in the exchange rates between the Chilean peso and the U.S. dollar, despite our policy and Chilean regulations relating to the general avoidance of material exchange rate mismatches. Entering into forward exchange transactions enables us to avoid such material exchange rate mismatches. Santander-Chile also sets an absolute limit on the size of Santander-Chile’s net foreign currency position. As of December 31, 2003, this was equal to US$150 million. This limit is a useful measure in limiting Santander-Chile’s exposure to foreign exchange risk. The limit on the size of the net foreign currency position is determined by the Assets and Liabilities Committee (“ALCO”) and is calculated and monitored by the Market Risk and Control Department. The Bank also uses a VaR model to limit foreign currency risk. In the years ended December 31, 2001, 2002 and 2003, the gap between foreign currency denominated assets and foreign currency denominated liabilities, including forward contracts was Ch$195,313 million, Ch$11,505 million and Ch$58,791 million, respectively. Given the restriction on foreign currency mismatches, the net effect on results of fluctuations in the exchange rate between Chilean pesos and U.S. dollars is not clear.

Results of Operations for the Years Ended December 31, 2001, 2002 and 2003

The following discussion is based upon and should be read in conjunction with the Audited Consolidated Financial Statements. The Audited Consolidated Financial Statements have been prepared in accordance with Chilean GAAP (including the rules of the Superintendency of Banks relating thereto), which differ in certain significant respects from U.S. GAAP. Note 26 to the Audited Consolidated Financial Statements describes the principal differences between Chilean GAAP and U.S. GAAP and includes a reconciliation to U.S. GAAP of our net income for the years ended December 31, 2002 and 2003 and of our shareholders’ equity at December 31, 2002 and 2003. The Audited Consolidated Financial Statements have been restated in constant Chilean pesos of December 31, 2003. See Note 1(c) to the Audited Consolidated Financial Statements.

Introduction

On August 1, 2002, Old Santander-Chile was merged into Santiago. Upon giving effect to the merger, Santiago changed its name to Banco Santander-Chile. See “Item 4A: Information on the Company—History and Development of the Company—Overview” For an explanation of the accounting treatment of the merger see “Presentation of Financial Information—Merger-Accounting Treatment” and “Item 8A: Consolidated Statements and Other Financial Information.”

Unless otherwise stated, the following financial data reflect the merger as follows:

•	The 2001 financial data is derived from the historical income statement of Santiago prepared under Chilean GAAP.

•	The 2002 financial data is derived from our historical income statement, which reflects the merger of Santiago and Old Santander-Chile on a prospective basis from January 1, 2002 as mandated by Chilean GAAP.

•	The column labeled “2001/2002” presents the variation expressed in percentage points between the historical financial data presented for the years ended December 31, 2001 and 2002.

Because this year both 2002 and 2003 are comparable, the 2002/2001 comparisons only include 2001 ex-Santiago and not 2001 proforma combined financial data. Readers should refer to our annual report for the fiscal year ended December 31, 2002 if they would like more information regarding how our 2002 results compare to 2001 combined results.

The following table sets forth the principal components of our net income for the years ended December 31, 2001, 2002 and 2003.

	For the year-ended December 31,				% Change
	2001	2002	2003	2003	2001/ 2002(1)	2002/2003
	(in millions of constant Ch$ as of as of December 31, 2003)			(in thousands of US$)(2)
CONSOLIDATED INCOME STATEMENT DATA
Chilean GAAP:
Interest income and expense
Interest revenue	602,448	1,041,405	613,562	1,023,593	72.9%	(41.1)%
Interest expense	(339,922)	(517,010)	(310,876)	(518,628)	52.1%	(39.9)%

Net interest revenue	262,526	524,395	302,686	504,965	99.7%	(42.3)%

Provision for loan losses	(48,403)	(92,076)	(101,340)	(169,064)	90.2%	10.1%

Fees and income from services
Fees and other services income	62,527	125,908	137,010	228,571	101.4%	8.8%
Other services expense	(12,280)	(22,793)	(25,171)	(41,993)	85.6%	10.4%

Total fees and income from services, net	50,247	103,115	111,839	186,578	105.2%	8.5%

Other operating income, net
Net gain (loss) from trading and brokerage	8,997	29,955	27,454	45,801	233.0%	(8.3)%
Foreign exchange transactions, net	10,484	(25,583)	151,957	253,507	(344.0)%	(694.0)%
Others, net	(6,477)	(18,323)	(19,911)	(33,216)	182.9%	8.7%

Total other operating income, net	13,004	(13,951)	159,500	266,092	(207.3)%	(1,243.3)%

Other income and expenses
Loan loss recoveries	11,784	25,374	33,921	56,590	115.3%	33.7%
Non-operating income, net	(1,613)	(57,898)	500	834	3,489.5%	(100.9)%
Income attributable to investments in other companies	200	446	1,669	2,785	123.0%	274.2%
Losses attributable to minority interest	—	(184)	(160)	(267)	—	(13.0)%

Total other income and expenses	10,371	(32,262)	35,930	59,942	(411.1)%	(211.4)%

Operating expenses
Personnel salaries and expenses	(84,785)	(148,922)	(126,164)	(210,477)	75.6%	(15.3)%
Administrative and other expenses	(57,806)	(100,914)	(83,933)	(140,024)	74.6%	(16.8)%
Depreciation and amortization	(17,472)	(39,728)	(40,162)	(67,001)	127.4%	1.1%

Total operating expenses	(160,063)	(289,564)	(250,259)	(417,502)	80.9%	(13.6)%

Gain (loss) from price-level restatement	(7,918)	(13,148)	(7,702)	(12,849)	66.1%	(41.4)%

Income before income taxes	119,764	186,509	250,654	418,162	55.7%	34.4%
Income taxes	3,680	(27,695)	(43,679)	(72,869)	(852.6)%	57.7%

Net income	123,444	158,814	206,975	345,293	28.7%	30.3%

(1)	Compares 2002 historical financial data to 2001 historical financial data.
(2)	Amounts stated in US dollars as of and for the year ended December 31, 2003 have been translated from Chilean pesos at the exchange rate of Ch$599.42 = US$1.00 as of December 31, 2003. See “Item 3A: Selected Financial Data—Exchange Rates” for more information on the observed exchange rate.

2002 and 2003. Net income for the twelve month period ended December 31, 2003 increased 30.3% to Ch$206,975 million compared to net income of Ch$158,814 million for the same period in 2002. The increase in net income primarily reflects the Ch$51,921 million charge for merger integration expenses and harmonization of amortization criteria incurred during the second half of 2002 and recognized as a non-operating expense. Excluding the effect of merger-related charges, pre-tax income would have increased by 5.1% compared to pre-tax net income in 2002 primarily reflecting the 8.5% rise in fee income, the 13.6% decrease in operating expenses and the 33.7% rise in loan loss recoveries. This offset the decline in net interest income, the rise in provision expense and the higher effective tax rate in 2003 compared to the tax expense in 2002. Our efficiency ratio was 43.6% in 2003 compared to 47.2% in 2002, the lowest among our peer group competitors. Our return on average equity reached 22.1% in 2003 compared to 16.2% in 2002. Our return on capital as measured by the Superintendency of Bank reached 25.5% compared to 16.6% for the banking industry and was the second highest among our Peer Group.

2001 and 2002. Net income for the twelve-month period ended December 31, 2002 increased 28.7% compared to 2001 Santiago stand-alone figures. This was mainly due to the merger.

Net interest revenue

	Year Ended December 31,			% Change
	2001	2002	2003	2001/2002	2002/2003
	(in millions of constant Ch$ as of December 31, 2003, except percentages)
Interest revenue	602,448	1,041,405	613,562	72.9%	(41.1)%
Interest expense	(339,922)	(517,010)	(310,876)	52.1%	(39.9)%

Net interest revenue	262,526	524,395	302,686	99.7%	(42.3)%

Average interest earning assets	5,773,548	10,963,183	10,140,440	89.9%	(7.5)%
Average non-interest bearing demand deposits	871,621	1,665,303	1,666,761	91.1%	0.1%
Net interest margin(1)	4.6%	4.8%	3.0%
Adjusted net interest margin(2)	4.7%	4.6%	4.5%
Average shareholders’ equity and average demand deposits to total average earning assets	24.3%	24.2%	25.7%

(1)	Net interest margin is net interest revenue divided by average interest earning assets.
(2)	Net interest margin including results of forward contracts. Pursuant to Chilean GAAP, Santander-Chile cannot include as net interest revenue the results of forward contracts, which hedge foreign currencies. Under the rules of the Superintendency of Banks, these gains (or losses) cannot be considered interest revenue, but must be considered as gains (or losses) from foreign exchange transactions and, accordingly, recorded as a different item in the income statement. This distorts net interest revenue and foreign exchange transaction gains especially during periods when the exchange rate is highly volatile.

2003 and 2002. Net interest revenue for the year ended December 31, 2003 decreased 42.3% to Ch$302,686 million compared to net interest revenue of Ch$524,395 million for the same period in 2002. This decrease was mainly due to the decline of the net interest margin from 4.8% in 2002 to 3.0% in 2003. This decline was mainly due to the fall in the yield of dollar denominated interest earning assets. In 2003 the real rate earned on dollar assets reached (20.1%) compared to 11.4% in 2003, reflecting the 15.9% appreciation of the Chilean peso against the dollar in the year.

It is important to point out that the Bank hedges this currency mismatch mainly through forward contracts, the results of which are included in foreign exchange transactions. The Bank has strict market risk guidelines regarding currency mismatches which cannot exceed US$150 million. See “Item 11: Quantitative and Qualitative Disclosures About Market Risk”. Including the results from foreign exchange transactions, which are mainly hedging operations, our net interest margin declined from 4.6% in 2002 to 4.5% in 2003 and net interest revenue declined 8.9% from Ch$498,812 million in 2002 to Ch$454,643 million for the 2003 period.

The decline in our net interest margin adjusted for the results of hedging transactions mainly reflected the impact of low interest rates and the low-inflation environment during the 2003 period, which was partially offset by improvements in our asset and funding mix. This trend continued in the first quarter of 2004. We expect that the effect of declining interest rates will be further exacerbated by expected lower inflation rates, which we expect will cause the contraction of the spreads earned on non interest-bearing liabilities, e.g. checking accounts, and amounts earned on UF-denominated interest-earning assets.

The average nominal rate earned on our nominal peso denominated interest earning assets decreased from 14.4% in 2002 to 12.6% in 2003. The average nominal rate earned on our inflation-indexed assets also decreased from 9.0% in 2002 to 6.9% in 2003. The 90-day Central Bank rate, a benchmark rate for deposits and short-term loans expressed in nominal terms, decreased from 2.88% as of December 31, 2002 to 2.58% as of December 31, 2003.

The average real rate earned on our nominal peso interest earning assets increased slightly to 11.6% in 2003 from 11.2% in 2002. The average real rate earned on our inflation-indexed assets remained stable at 5.9% in 2003 compared to 2002. The improvement of our asset mix through the growth of higher-yielding retail loans helped to keep the real rates earned on our non-foreign currency assets stable.

Compared to 2002, interest-earning assets decreased 7.5% and total loans decreased 4.1%, while higher yielding consumer loans increased 8.5% in 2003. Demand for consumer financing loans increased as a result of prevailing lower interest rates and better unemployment figures. This was apparent in all income segments. Loans at Banefe increased 8.1% in 2003 and consumer lending among middle- to upper-income individuals grew 9.9% compared to 2002. Total commercial loans, on the other hand, decreased 14.2% as a result of our strategy of reducing our participation in both the low-yielding short-term large corporate lending market.

Lower funding costs also offset in part the decline of our hedging-adjusted net interest margin. The nominal rate paid on nominal peso-denominated interest-bearing deposits decreased 110 basis points to 3.6% in 2003 compared to 2002. The nominal rate paid on inflation-indexed deposits also decreased 240 basis points to 5.2% in 2003 compared to 2002, driven mainly by the reduction in inflation and interest rates. Time deposits continue to be the main source of funding, representing 34.2% of total average liabilities. The majority of these time deposits have a maturity of 90 days or less and therefore, the cost of these funds varies according to short-term interest rates. As a result, the real rate paid on nominal peso time deposits fell 120 basis points to 3.6% and the real rate paid on inflation-indexed time deposits fell 250 basis points in 2003 to 3.6%.

The average balance of time deposits decreased 19.1% as a result of various factors including a reduction in low-yielding assets which are mainly funded through our deposit base. Low inflation rates and lower interest rates have made other investment alternatives more attractive. We have also been proactively encouraging clients to invest in mutual funds instead of short-term deposits given our strong liquidity position.

Our ratio of average non-interest-bearing demand deposits and equity to average earning assets increased in 2003 to 25.7% compared to 24.2% in 2002. The growth rate of average non-interest-bearing demand deposits was flat in 2003. The balance of non-interest bearing demand deposits, net of clearance increased 18.6% reflecting individual consumers’ preference for readily available funds deposited into checking accounts instead of low-yielding time deposits.

2001 and 2002. Net interest revenue in the year ended December 31, 2002 increased 99.7% mainly as a result of the merger.

Provision for loan losses

Chilean banks up to 2003 were required to maintain reserves to cover possible credit losses that at least equal their loans to customers multiplied by the greater of (i) their risk index or (ii) 0.75%. The risk index is derived from management’s classification of our portfolio according to objective criteria relating to the performance of the loans or, in the case of commercial loans, management’s estimate of the likelihood of default. Banks in Chile are also required to establish individual loan loss allowances for loans that are more than 90 days past due. The amount of the individual loan loss provision is equal to 100% of the unsecured past due portion of the loan if such amounts in the aggregate exceed the global loan loss allowance. See “Item 5D: Asset and Liability Management—Loan Portfolio—Classification of Loan Portfolio” and “Item 5D: Asset and Liability Management—Loan Loss Allowances.” Banks in Chile were also required to maintain additional consumer loan loss provisions. A bank may also voluntarily maintain additional loan loss provisions in excess of the minimum amounts required as global and individual loan loss allowances.

For statistical information with respect to our substandard loans and reserves for possible loan losses, see “Item 5D: Asset and Liability Management—Loan Loss Provisions—Analysis of Substandard Loans and Amounts Past Due” and “Item 5D: Asset and Liability Management—Loan Loss Provisions—Analysis of Loan Loss Provisions”, as well as Note 6 to the Audited Consolidated Financial Statements. The amount of provision charged to income in any period consists of net provisions established for possible loan losses, net of provisions made with respect to real estate acquired upon foreclosure and charge-offs against income (equal to the portion of loans charged off that is not allocated to a required reserve at the time of charge off).

As of January 1, 2004, the new loan loss allowance regulations set by the Superintendency of Banks came into effect. For purposes of these new classifications, loans will be divided into: (i) consumer loans (including loans granted to individuals for the purpose of financing the acquisition of consumer goods or payment of services); (ii) residential mortgage loans (including loans granted to individuals for the acquisition, construction or repair of residential real estate, in which the value of the property covers at least 100% of the amount of the loan); (iii) leasing operations (including consumer leasing, commercial leasing and residential leasing); (iv) factoring operations and (v) commercial loans (includes all loans other than consumer loans and residential mortgage loans). See “Item 5D: Asset and Liability Management—Loan Portfolio—Classification of Loan Portfolio” and “Item 5D: Asset and Liability Management—Loan Loss Allowances.”

In accordance with the new regulations, which became effective as of January 1, 2004, the models and methods used to classify our loan portfolio must follow the guiding principles established by the Superintendency of Banks and the Bank.

2002 and 2003. In 2003, total provisions established reached Ch$125,216 million and increased 21.1% compared to 2002. This was offset by a reversal of Ch$11,669 million of voluntary provisions in the year and the reversal of provisions previously established on charged-off loans in the year. Charge-offs totaled Ch$100,230 million increasing 23.3%. The net charge to income of provisions and charge-offs for year-ended December 31, 2003 increased 10.1% and totaled Ch$101,340 million compared to loan losses for the year-ended December 31, 2002. This rise in provisions and charge-offs was mainly a result of the rise of our risk index from 1.68% as of December 31, 2002 to 1.88% as of December 31, 2003. The rise in the risk index was a direct result of the full implementation of Old-Santander’s credit risk culture throughout the entire organization. The effects of a slower economic growth also prompted the increase in provisions, especially in the first half of 2003.

The rise in provisions compared to 2002 was also due to the reclassification of Ch$7,006 million from voluntary loan loss allowances to other liabilities on our balance sheet and from voluntary provisions to nonoperating income, net on our income statement in 2002. The reclassification was in response to new guidelines issued by the Superintendency of Banks, which required that these voluntary loan provisions be reclassified because they were not linked to any specific credit risk.

Past due loans at December 31, 2003 increased 1.0% to Ch$170,095 million compared to past due loans of Ch$168,440 million at year-end 2002. The coverage ratio decreased to 98.9% as of December 31, 2003 from 100.5% as of December 31, 2002. The increase in past due loans was mainly related to temporary operational disruptions in loan portfolio management caused by the merger integration process. This culminated with the end of the merger integration and credit review process in April 2003. As of that date until year-end 2003 past due loans decreased 13.8%.

2001 and 2002. Provisions for loan losses for year-ended December 31, 2002 increased 90.2% compared to 2001 mainly as a result of the merger. It is important to point out that in the second half of 2002 we leveled the credit risk classifications of duplicated clients that had a dissimilar rating in Old Santander-Chile and former Santiago loan portfolio. In cases in which a client common to both banks had been assigned a dissimilar risk classification, we have adopted the policy of classifying such client at the lower classification level. This also resulted in a higher level of provisions and charge-offs. The weaker economic environment also contributed to the increase in both our risk index and past due loans by negatively impacting asset quality throughout the financial system.

Fee income

The following table sets forth certain components of our income from services (net of fees paid to third parties directly connected to providing those services, principally fees relating to credit card processing and ATM network administration) in the years ended December 31, 2002 and 2003.

	Year ended December 31,			% Change	% Change
	2001	2002	2003	2001/2002	2002/2003
	(in millions of constant Ch$ as of December 31, 2003, except percentages)
Checking accounts	9,790	28,554	33,395	191.7%	17.0%
Credit cards(1)	5,151	11,755	14,567	128.2%	23.9%
Mutual fund services	6,445	13,999	12,702	117.2%	(9.3)%
Automatic Teller cards(2)	3,320	6,964	10,899	109.8%	56.5%
Payment agency services	9,641	14,779	6,172	53.3%	(58.2)%
Letters of credit, guarantees, pledges and other contingent loans	899	2,909	3,272	223.6%	12.5%
Lines of credit	3,176	4,585	3,058	44.4%	(33.3)%
Sales and purchases of foreign currencies	2,486	3,946	5,001	58.7%	26.7%
Insurance brokerage	3,306	3,587	4,827	8.5%	34.6%
Underwriting	1,034	4,968	4,676	380.5%	(5.9)%
Bank drafts and fund transfers	0	181	237	100.0%	30.9%
Custody and trust services	292	585	537	100.3%	(8.2)%
Savings accounts	2,070	1,566	718	(24.3)%	(54.2)%
Other	2,637	4,737	11,778	79.6%	148.6%

Total	50,247	103,115	111,839	105.2%	8.5%

(1)	Net of payments to Transbank in respect of credit card purchase processing expenses.
(2)	Net of payments to REDBANC in respect of ATM transaction processing expenses.

2002 and 2003. Fee income for the year ended December 31, 2003 increased 8.5% compared to the same period in 2002. The overall rise in fee income was due to an increase in fees from various business lines. Credit cards fees rose 23.9% in 2003, as the Bank placed special emphasis in increasing the usage of credit cards. For example, in 2003 we launched a special promotion to increase the use of credit cards by giving discounts on the purchase of gasoline on weekends. At the same time, we offered clients the possibility of paying for goods in installments with no interest with their credit cards. We also offered gift and prizes for clients that reached certain level of indebtedness using their credit card.

Likewise checking account fee income was up 17.0% from 2002, mainly as a result of an increase in the fees charged to account holders. ATM fee income increased 56.5% due to increased pricing and greater usage of ATMs. We own the largest ATM network in Chile with 1,081 ATMs, which represents a 28.5% market share. During the second half of 2003, we adopted a promotional policy with respect to some fees, in order to increase usage of Bank products and to improve client retention levels. For this reason, fees for lines of credit decreased 33.3%. We expect this trend to continue in 2004, with a similar effect on checking account and ATM fees.

In 2003 fee income from contingent loan operations increased 12.5% compared to 2002. In order to increase the profitability of foreign trade operations, the Bank has been serving as a guarantor for Chilean companies for their foreign trade operations with foreign banks. As a result, the Bank improved the profitability of the foreign trade business by generating greater fee income.

Insurance brokerage fee income grew 34.6% in 2003 compared to 2002. The Bank also launched various new simple and low cost insurance products that boosted insurance brokerage fees. This included health insurance, credit card and check fraud insurance and property and casualty insurance.

The increases in fee income were partially offset by a 9.3% decline in mutual fund management fee income. Average funds under management totaled Ch$1,028,848 million and increased 0.2% compared to 2002. During the first half of 2003, asset management fees were affected by the Corfo-Inverlink affair, which resulted in a large outflow of assets under management into checking accounts and time deposits. In the second half of the year, funds under management began to recover. We have also been proactively encouraging clients to invest in mutual funds instead of short-term deposits given our strong liquidity position. Given the low interest rate environment the profitability generated by the fee income from asset management is greater than the spread that could be obtained on our excess liquidity.

2001 and 2002. Fee income for the year-ended December 31, 2002 increased 105.2% compared to 2001, mainly as a result of the merger.

Other operating income (expenses), net

2002 and 2003. Other operating income, net for the year-ended December 31, 2003 totaled a gain of Ch$159,500 million compared to a loss of Ch$13,951 million for the year-ended December 31, 2002. This mainly reflects a gain of Ch$151,957 million from foreign exchange transactions, net in 2003 compared to a loss of Ch$25,583 million in 2002. These results from foreign exchange transactions consist mainly of the accrual cost of foreign currency forward contracts to hedge net interest revenue and reflected the appreciation of the Chilean peso against the U.S. dollar in 2003. Under applicable Superintendency of Banks guidelines these gains or losses cannot be considered interest revenue, but must be considered as gains or losses from foreign exchange transactions and, accordingly, registered in a different line item of the income statement. This accounting asymmetry distorts net interest income and foreign exchange transaction gains, especially in periods of high exchange rate volatility.

This higher gain from foreign exchange transactions was partially offset by the 8.3% decrease in unrealized gains on financial investments and realized gains from trading. In 2002, these gains totaled Ch$29,955 million compared to Ch$27,454 million in 2003. Although interest rates declined considerably in both periods, they declined more strongly in 2002.

The 8.7% increase in the loss in other operating expenses in the year-ended December 31, 2003 compared to year-end December 31, 2002 figures was primarily the result of higher sales force expenses. The increase in sales force expenses mainly reflected a rise in retail banking activity especially in the second half of 2003. Other operating losses also included the tax expenses incurred in our offer to exchange new subordinated notes due 2012 for our outstanding 7% subordinated notes due 2007, realized in January 2003.

2001 and 2002. Our total other operating income, net decreased 207.3% in 2002 compared to 2001 mainly as a result of the merger.

Other income and expenses, net

2002 and 2003. Other income and expenses, net for the year-ended December 31, 2003 totaled a gain of Ch$35,930 million compared to a loss of Ch$32,262 million in 2002. Other expenses, in 2002, included a charge of Ch$38,997 million accrued in connection with the merger, included in non-operating income, net. Other expenses also included in 2002 a Ch$12,924 million charge related to the harmonization of depreciation criteria of fixed assets. Old Santander-Chile and Santiago depreciated some fixed assets at different rates. We adopted the most conservative criteria between the two used by the separate banks.

Excluding merger-related expenses, total other income and expenses, net in 2003 increased 82.8% compared to 2002. In 2003, we restructured our collection procedures to improve loan loss recovery levels. As a part of this process, in the fourth quarter 2003 the Bank sold the subsidiary Cobranzas y Recaudaciones Limitada (C y R), that managed loan loss recoveries for former Banco Santiago, to an external company that former Banco Santander Chile used for its recovery process. The Bank’s recovery efforts have now been fully centralized under the same external company. In 2003, loan loss recoveries increased 33.7% to Ch$33,921 million.

The decrease in other non-operating losses was also due to the reclassification of Ch$7,006 million from voluntary loan loss allowances to other liabilities in the balance sheet and from voluntary provisions to nonoperating income, net in the income statement in 2002. The reclassification was in response to new guidelines issued by the Superintendency of Banks, which required that these voluntary loan provisions be reclassified because they were not linked to any specific credit risk.

2001 and 2002. Our total other income (net) decreased 411.1 % in 2002 compared to 2001 primarily due to merger-related expenses incurred in 2002.

Operating expenses

The following table sets forth information regarding our operating expenses in the years ended December 31, 2001, 2002 and 2003.

	Year ended December 31,			% Change
	2001	2002	2003	2001/2002	2002/2003
	(in millions of constant Ch$ as of December 31, 2003, except percentages)
Personnel salaries and expenses	84,785	148,922	126,164	75.6%	(15.3%)
Administrative expenses	57,806	100,914	83,933	74.6%	(16.8%)
Depreciation and amortization	17,472	39,728	40,162	127.4%	1.1%

Total	160,063	289,564	250,259	80.9%	(13.6%)

Efficiency ratio(1)	49.1%	47.2%	43.6%

(1)	The efficiency ratio is the ratio of total operating expenses to total operating revenue. Total operating revenue consists of net interest revenue, fees and income from services, net, and other operating income, net.

2002 and 2003. Operating expenses for the year ended December 31, 2003 decreased 13.6% to Ch$250,259 million compared to operating expenses of Ch$289,564 million for the same period in 2002. The efficiency ratio was 43.6% for the year ended December 31, 2003 compared to 47.2% for the year ended December 31, 2002. Personnel expenses decreased 15.3% in 2003 compared to 2002 due mainly to the reduction in headcount during the merger integration process. As of December 31, 2003, total headcount in the Bank was 7,535 persons compared to 8,314 persons at the same date in 2002. Since the beginning of the merger process in August 2002 total headcount decreased 15.7%.

Administrative expenses decreased 16.8% in 2003 compared to administrative expenses for the year-ended December 31, 2002, reflecting cost savings produced by the merger.

2001 and 2002. Our total operating expenses increased 80.9% in 2002 compared to 2001 as a result of the merger and the implementation of our new technology platform.

Loss from price level restatement

2003 and 2002. Loss from price level restatement for the twelve month period ended December 31, 2003 decreased 41.4% to Ch$7,702 million compared to Ch$13,148 million for the same 2002 period. The lower loss from price level restatement reflects the lower inflation rate used for calculating price level restatement in the twelve month period ended December 31, 2003 (0.95%) compared to the same period of 2002 (3.0%). Because our capital is larger than the sum of our fixed and other assets, price level restatement usually results in a loss and fluctuates with the variation of inflation.

2001 and 2002. The 66.1% increase in the loss from price-level restatement in 2002 from 2001 is attributable to the merger.

Income tax

2002 and 2003. Our income tax expense increased 57.7% to Ch$43,679 million for the twelve month period ended December 31, 2003 compared to income tax expense of Ch$27,695 million for the same 2002 period. Our net income before taxes rose 34.4% in 2003 compared to 2002 and was the main driver of the rise in tax expense. The statutory tax rate in 2002 was 16% and rose to 16.5% in 2003, which also explains the rise in tax expense in this period. In 2004, the statutory tax rate will rise to 17%. In the first quarter of 2002, Santiago was still benefiting from tax loss carry-forwards related to the subordinated debt issue with the Central Bank of Chile. These tax loss carry-forwards were fully utilized by March 2002.

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

The following table sets forth our contractual obligations and commercial commitments by time remaining to maturity. As of December 31, 2003, the scheduled maturities of our contractual obligations and of other commercial commitments, including accrued interest were as follows:

Contractual Obligations	Due within 1 year	Due after 1 year but within 3 years	Due after 3 years but within 6 years	Due after 6 years	Total 2003
	(in millions of constant Ch$ as of December 2003)
Deposit and other obligations(1)	3,272,506	220,278	12,372	15,890	3,521,046
Mortgage finance bonds	189,479	218,316	292,096	583,506	1,283,397
Subordinated bonds	—	117,166	53,377	217,839	388,382
Bonds	24,258	13,468	25,419	194,117	257,262
Chilean Central Bank borrowings:
Credit lines for renegotiations of Loans	12,466	—	—	—	12,466
Other Central Bank borrowings	338,712	3,770	—	—	342,482
Borrowings from domestic financial institutions	35,800	—	—	—	35,800
Investments sold under agreements to Repurchase	465,336	—	—	—	465,336
Foreign borrowings	483,161	50,647	6,948	—	540,756
Other obligations	49,289	8,075	5,382	2,105	64,851

Total of cash obligations	4,871,007	631,720	395,594	1,013,457	6,911,778

(1)	Excludes demand accounts, saving accounts

As of December 31, 2003, the scheduled maturities of other commercial commitments, including accrued interest, were as follows:

Other Commercial Commitments	Due within 1 year	Due after 1 year but within 3 years	Due after 3 years but within 6 years	Due after 6 years	Total 2003
	(in millions of constant Ch$ as of December 2003)
Letter of Credit	100,356	949	385	—	101,690
Guarantees	255,752	12,813	3,178	—	271,743
Other commercial commitments	229,416	97,853	105,122	23,977	456,368

Total other commercial commitments	585,524	111,615	108,685	23,977	829,801

(i) Capital

Santander-Chile currently has shareholders’ equity in excess of that required by all current Chilean regulatory requirements. According to the General Banking Law, a bank should have an effective net worth of at least 8% of its risk-weighted assets, net of required reserves, and paid-in capital and reserves (“basic capital”) of at least 3% of its total assets, net of required reserves. For these purposes, the effective net worth of a bank is the sum of (a) the bank’s basic capital; (b) subordinated bonds issued by the bank valued at their placement price up to 50% of its basic capital; provided that the value of the bonds shall decrease 20% for each year that lapses during the period commencing six years prior to their maturity and (c) voluntary loan loss allowances up to 1.25% of the bank’s risk-weighted assets. The calculation of the effective net worth does not include the capital contributions made to subsidiaries of the bank nor its foreign branches. In 2002, the reforms to the capital markets resulted in changes in the calculation of the Bank’s regulatory capital, which became effective in 2003. This consisted of changing the calculation of capital contributions from an unconsolidated basis to a consolidated basis. The merger of Old Santander-Chile and Santiago required a special regulatory preapproval of the Superintendency of Banks, which was granted on May 16, 2002. The resolution granting this preapproval imposed a mandatory minimum capital to risk-weighted assets ratio of 12% for the merged bank. For purposes of weighing the risk of a bank’s assets, the General Banking Law considers five different categories of assets, based on the nature of the issuer, the availability of funds, the nature of the assets and the existence of collateral securing such assets. The following table shows Santander-Chile’s actual equity versus the minimum effective equity required by law:

	At December 31,
	2002	2003
	(in millions of constant Ch$ as of December 31, 2003)
Effective Equity	1,152,684	1,080,473
12% of the risk-weighted assets	(940,369)	(887,662)
Excess over minimum effective equity	212,315	192,811

(ii) Reserves

In accordance with the General Banking Law regulations prior to November 4, 1997, banks were required to have a minimum of UF400,000 (approximately US$9.4 million as of December 31, 2003) of paid in capital and reserves. Pursuant to the new General Banking Law, for all periods subsequent to November 4, 1997, banks are required to have a minimum of UF800,000 (approximately US$18.8 million as of December 31, 2003) of paid in capital and reserves, an effective net worth of at least 8% of its risk weighted assets, net of required reserves, and paid in capital and reserves of at least 3% of its total assets, net of required reserves. See “Item 4B: Business Overview—Chilean Regulation and Supervision.” In 2002, the General Banking Law was modified again, allowing banks to begin operations with a minimum capital of UF 400,000 (approximately US$9.4 million as of December 31, 2003) of paid-in capital and reserves with the obligation to increase it to UF 800,000 (approximately US$18.8 million as of December 31, 2003) in an undetermined period of time. If the Bank maintains a minimum capital of UF 400,000 (approximately US$9.4 million as of December 31, 2003) then it will be required to maintain a minimum Bank for International Settlements (“BIS”) ratio of 12%. If the bank increases its capital to UF 600,000 (approximately US$14.1 million as of December 31, 2003) then the minimum BIS ratio that the bank must maintain is 10%.

The following table sets forth our minimum capital requirements set by the Superintendency of Banks as of the dates indicated. See Note 12 to our financial statements for a description of the minimum capital requirements.

	As of December 31,
	2002	2003
	(in millions of constant Ch$ of December 31, 2003 except for percentages)
Net capital base	813,568	810,417
3% of total assets net of provisions	(366,870)	(328,069)
Excess over minimum required equity	446,698	482,348
Net capital base as a percentage of the total assets, net of provisions	6.7%	7.4%
Effective equity	1,152,684	1,080,473
12% of the risk-weighted assets	(940,369)	(887,662)
Excess over minimum required equity	212,315	192,811
Effective equity as a percentage of the risk-weighted assets	14.3%	14.6%

(iii) Financial Investments

The following table sets forth our investment in Chilean government and corporate securities and certain other financial investments as of December 31, 2001, 2002 and 2003. Financial investments that have a secondary market are carried at market value. Since 1999, market value adjustments were performed only for those investments with maturities greater than one year. All other financial investments are carried at acquisition cost, plus accrued interest and indexation readjustments, as applicable.

	As of December 31,
	2001	2002	2003
	(in millions of constant Ch$ as of December 31, 2003)
Central Bank and government securities
Marketable debt securities(1)	404,329	1,156,964	586,771
Investments collateral under agreements to repurchase(2)	193,257	639,438	510,578
Investments purchased under agreements to resell	7,091	335,497	43,575
Other investments(3)	30,564	54,388	—

Subtotal	635,241	2,186,287	1,140,924

Corporate securities
Marketable securities(1)	201,163	270,560	653,745
Mortgage finance bonds issued by the Bank(4)	42,723	—	—
Investment collateral under agreements to repurchase	33,581	64,295	63,688

Subtotal	277,467	334,855	717,433

Time deposits in Chilean institutions	4,130	2,048	55,260
Time deposits in foreign financial institutions	64,768	—	—

Total	981,606	2,523,190	1,913,617

(1)	Including market value adjustment.
(2)	Under Chilean GAAP, investment securities that are sold subject to repurchase agreements are reclassified from their investment category to “investments under agreements to repurchase.” Under U.S. GAAP, no such reclassification would be made since, in substance, the investment securities serve only as collateral for the borrowing.
(3)	Investments held to maturity.
(4)	In 2001, these mortgage finance bonds issued by us were shown as investments. As such, these assets were matched by an equal liability. At December 31, 2002 and 2003, these investments are presented net of its corresponding liability.

Under Chilean GAAP, investments held for trading must be marked-to-market.

The following table sets forth an analysis of our investments, by time remaining to maturity and the weighted average nominal rates of such investments:

	Within one year	Weighted Average Nominal Rate	After one year but within five years	Weighted Average Nominal Rate	After five years but within ten years	Weighted Average Nominal Rate	After ten years	Weighted Average Nominal Rate	Total	Weighted Average Nominal Rate
	(in millions of constant Ch$ as of December 31, 2003)
Government securities
Central Bank securities	279,380	3.70%	207,211	3.49%	15,067	3.96%	9,899	4.33%	511,557	3.87%
Chilean Treasury Bonds	7,268	6.93%	—	—	—	—	—	—	7,268	6.93%
Government Pension Bonds	50,225	3.79%	12,019	3.90%	5,529	4.72%	173	5.39%	67,946	4.45%

Total	336,873		219,230		20,596		10,072		586,771

Investment Purchased under Resale Agreements	43,575	3.51%	—	—	—	—	—	—	43,575	3.51%
Other Financial Investment
Time deposits in Chilean Financial Institutions	55,260	0.77%	—	—	—	—	—	—	55,260	0.77%
Other Marketable Securities	14,646	4.39%	223,818	5.24%	225,388	6.42%	189,893	5.53%	653,745	5.77%

Total	69,906		223,818		225,388		189,893		709,005

Investment Collateral under agreements to repurchase	244,575	3.86%	185,763	2.90%	143,926	6.58%	2	4.80%	574,266	4.54%

Total Financial Investment	694,929		628,811		389,910		199,967		1,913,617

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

The Bank also has credit ratings from three international agencies. Our ratings are equivalent to the Chilean sovereign ratings. We believe our credit ratings are a positive factor when obtaining financing. In January 2004, Standard and Poor’s raised the sovereign rating of the Republic of Chile from A- to A. This rating agency also increased the ratings of our parent company from A to A+. Following these rating changes, Standard and Poor’s raised our rating from A- to A.

Moody’s	Rating
Long-term Bank Deposits	Baa1
Subordinated Debt	A3
Bank Financial Strength	B-
Short-term	P-2
Outlook	Stable

Standard & Poor’s	Rating
LT Foreign Issuer Credit	A
LT Local Issuer Credit	A
ST Foreign Issuer Credit	A-1
ST Local Issuer Credit	A-1
Outlook	Stable

Fitch	Rating
Foreign Currency LT Debt	A-
Local Currency LT Debt	A+
Foreign Currency ST Debt	F2
Local Currency ST Debt	F1
Outlook	Positive

Working capital

As a bank, we satisfy our working capital needs through general funding; the majority of which derives from deposits and other borrowings from the public. See “Item 5C: Liquidity and Capital Resources Deposits and other Borrowings.” In our opinion, our working capital is sufficient for our present needs.

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

Our general policy is to maintain liquidity adequate to ensure our ability to honor withdrawals of deposits, make repayments of other liabilities at maturity, extend loans and meet our own working capital needs. Our minimum amount of liquidity is determined by the reserve requirements of the Central Bank. Deposits are subject to a reserve requirement of 9% for peso-denominated demand deposits, 3.6% for peso and UF-denominated time deposits and 19% for demand deposits and 13.6% for time deposits for dollar and other foreign currency obligations. See “Item 4D: Business Overview—Regulation and Supervision.” The Central Bank has statutory authority to increase these percentages to up to 40% for demand deposits and up to 20% for time deposits. In addition, a 100% special reserve (reserva técnica) applies to demand deposits, deposits in checking accounts, other demand deposits received or obligations payable on sight and incurred in the ordinary course of business, other deposits unconditionally payable immediately or within a term of less than 30 days and other time deposits payable within 10 days to the extent their aggregate amount exceeds 2.5 times the amount of a bank’s paid-in capital and reserves. Interbank loans are deemed to have a maturity of more than 30 days, even if payable within the following 10 days.

In 1999, the Central Bank passed new regulations regarding liquidity which is summarized as follows:

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

We have set other liquidity limits and ratios that minimize liquidity risk. See “Item 11: Quantitative and Qualitative Disclosure About Market Risk.”

Cash Flow

The tables below sets forth our main sources of cash. The subsidiaries are not an important source of cash flow for us and therefore have no impact on our ability to meet our cash obligations. No legal or economic restrictions exist on the ability of subsidiaries to transfer funds to us in the form of loans or cash dividends as long as these subsidiaries abide by the regulations in the Ley de Sociedad Anonimas regarding loans to related parties and minimum dividend payments.

	Year ended December 31,
	2001	2002	2003
	(in millions of constant Ch$ as of December 31, 2003)
Net cash (used in) provided by operating activities	(212,446)	363,250	290,894

Cash provided by operating activities decreased Ch$72,356 million in 2003 compared to 2002, reflecting a similar level of operating activity in 2003 as in 2002, excluding merger provisions taken in 2002 that were actually spent in 2002 and 2003.

	Year ended December 31,
	2001	2002	2003
	(in millions of constant Ch$ as of December 31, 2003)
Net cash (used in) provided by investing activities	(276,995)	753,738	461,568

Cash provided by investing activities decreased Ch$284,170 million in 2003 compared to 2002 as a result of a decrease in financial investments and a lower decrease in loans in 2003 compared to 2002.

	Year ended December 31,
	2001	2002	2003
	(in millions of constant Ch$ as of December 31, 2003)
Net cash provided by (used in) financing activities	515,497	(1,175,460)	(736,863)

The negative net cash provided by funding activities in 2003 reflects the decrease in the deposit base in line with the reduction of loans. The decrease in cash used by funding activities in 2003 compared to 2002 was mainly due to a lower decrease in deposits in 2003 compared to 2002.

Deposits and Other Borrowings

The following table sets forth our average daily balance of liabilities for the years ended December 31, 2001, 2002 and 2003, in each case together with the related average nominal interest rates paid thereon.

	Year ended December 31,
	2001			2002			2003
	Average Balance	% of Total Average Liabilities	Average Nominal Rate	Average Balance	% of Total Average Liabilities	Average Nominal Rate	Average Balance	% of Total Average Liabilities	Average Nominal Rate
	(in millions of constant Ch$ as of December 31, 2003, except for percentages)
Savings accounts	90,980	1.4%	6.2%	166,008	1.4%	4.0%	160,199	1.4%	1.6%
Time deposits	2,443,722	37.1%	6.5%	4,897,524	40.1%	4.7%	3,963,477	34.2%	3.1%
Central Bank borrowings	31,643	0.5%	6.0%	42,640	0.3%	6.7%	31,823	0.3%	5.0%
Repurchase agreements	196,095	3.0%	3.6%	536,917	4.4%	5.4%	654,377	5.7%	0.0%
Mortgage finance bonds	1,056,118	16.0%	9.5%	1,727,719	14.1%	8.7%	1,503,662	13.0%	7.1%
Other interest bearing liabilities	825,592	12.5%	8.0%	1,459,069	11.9%	6.8%	1,478,068	12.7%	5.3%
Subtotal interest bearing liabilities	4,644,150	70.5%	7.3%	8,829,877	72.2%	5.9%	7,791,606	67.3%	4.0%

	Year ended December 31,
	2001			2002			2003
	Average Balance	% of Total Average Liabilities	Average Nominal Rate	Average Balance	% of Total Average Liabilities	Average Nominal Rate	Average Balance	% of Total Average Liabilities	Average Nominal Rate
	(in millions of constant Ch$ as of December 31, 2003, except for percentages)
Non-interest bearing liabilities
Non-interest bearing deposits	871,621	13.2%		1,665,303	13.7%		1,666,761	14.4%
Contingent liabilities	312,745	4.7%		671,281	5.5%		670,104	5.8%
Other non-interest bearing liabilities	228,317	3.5%		74,067	0.6%		517,479	4.4%
Shareholders’ equity	531,515	8.1%		982,595	8.0%		935,805	8.1%
Subtotal non-interest bearing liabilities	1,944,198	29.5%		3,393,246	27.8%		3,790,149	32.7%
Total liabilities	6,588,348	100.0%		12,223,123	100.0%		11,581,755	100.0%

Our most important source of funding is our time deposits. Time deposits represented 34.2% of our average total liabilities in the year ended December 31, 2003. Our current funding strategy is to continue to utilize all sources of funding in accordance with their cost, their availability and our general asset and liability management strategy. Special emphasis is being placed on increasing deposits from retail customers, which we consider to be a cheaper and more stable source of funding. We also intend to continue to broaden our customer deposit base, to emphasize core deposit funding and to fund our mortgage loans with the matched funding available through the issuance of mortgage finance bonds in Chile’s domestic capital markets. See “Item 4B: Business Overview—Lines of Business—Banca Comercial—Residential Mortgage Lending.” Management believes that broadening our deposit base by increasing the number of account holders has created a more stable funding source.

Composition of Deposits and Other Commitments

The following table sets forth the composition of our deposits and similar commitments as of December 31, 2001, 2002 and 2003.

	As of December 31,
	2001	2002	2003
	(in millions of constant Ch$ as of December 31, 2003)
Checking accounts	539,676	1,110,298	1,121,141
Other demand liabilities	329,678	724,856	855,141
Savings accounts	93,539	189,650	144,837
Time deposits	2,635,177	4,078,238	3,376,209
Other commitments (1)	15,273	38,828	29,360

Total	3,613,343	6,141,870	5,526,688

(1)	Includes primarily leasing accounts payable relating to purchases of equipment.

Maturity of Deposits

The following table sets forth information regarding the currency and maturity of our deposits as of December 31, 2003, expressed in percentages. UF–denominated deposits are similar to peso-denominated deposits in all respects, except that the principal is readjusted periodically based on variations in the Chilean consumer price index.

	Ch$	UF	Foreign Currency	Total
Demand deposits	1.5%	—%	—%	0.8%
Savings accounts	—%	13.7%	—%	4.1%
Time deposits:
Maturing within 3 months	66.1%	20.5%	97.0%	57.6%
Maturing after 3 but within 6 months	15.2%	23.8%	2.6%	15.7%
Maturing after 6 but within 12 months	13.6%	25.0%	0.3%	14.8%
Maturing after 12 months	3.6%	17.0%	0.1%	7.0%
Total time deposits	98.5%	86.3%	100.0%	95.1%
Total deposits	100.0%	100.0%	100.0%	100.0%

The following table sets forth information regarding the maturity of the outstanding time deposits in excess of U.S.$100,000 issued by us as of December 31, 2003.

	Ch$	UF	Foreign Currency	Total
	(in millions of constant Ch$ as of December 31, 2003)
Time deposits:
Maturing within 3 months	1,026,814	178,438	395,898	1,601,150
Maturing after 3 but within 6 months	274,445	236,514	13,790	524,749
Maturing after 6 but within 12 months	197,878	244,963	555	443,396
Maturing after 12 months	60,612	156,278	719	217,609

Total time deposits	1,559,749	816,193	410,962	2,786,904

Short-term Borrowings

The principal categories of our short-term borrowings are amounts borrowed under foreign trade lines of credit, domestic interbank loans and repurchase agreements. The table below presents the amounts outstanding at the end of each period indicated and the weighted-average nominal interest rate for each such period by type of short-term borrowing.

	As of and for the Year Ended December 31,
	2001		2002		2003
	Year End Balance	Weighted- Average Nominal Interest Rate	Year End Balance	Weighted- Average Nominal Interest Rate	Year End Balance	Weighted- Average Nominal Interest Rate
	(in millions of constant Ch$ as of December 31, 2003, except for rate data)
Investments under repurchase agreements	226,964	2.6%	737,101	4.0%	465,336	0.0%
Central Bank borrowings	109,398	6.0%	14,093	6.7%	331,693	2.8%
Domestic interbank loans	83,783	5.3%	20,705	3.6%	35,800	5.0%
Borrowings under foreign trade credit lines	111,958	2.7%	37,075	8.5%	117,355	(0.3)%
Total short-term borrowings	532,103	4.0%	808,974	7.3%	950,184	1.0%

The following table shows the average balance and the average nominal rate for each short-term borrowing category during the periods indicated:

	As of and for the Year Ended December 31,
	2001		2002		2003
	Average Balance	Average Nominal Interest Rate	Average Balance	Average Nominal Interest Rate	Average Balance	Average Nominal Interest Rate
	(in millions of constant Ch$ as of December 31, 2003, except for rate data)
Investments under repurchase agreements	196,095	3.6%	536,917	5.4%	654,377	0.0%
Central Bank borrowings	31,643	6.0%	42,640	6.7%	31,823	5.0%
Investments under repurchase agreements	196,095	3.6%	536,917	5.4%	654,377	0.0%
Domestic interbank loans	131,130	5.3%	33,309	6.7%	65,427	2.6%
Borrowings under foreign trade credit lines	84,758	1.8%	1,103,594	6.8%	89,328	1.5%
Total short-term borrowings	443,626	3.8%	1,716,460	6.4%	840,955	0.6%

The following table presents the maximum month-end balances of our principal sources of short-term borrowings during the periods indicated:

	Maximum 2001 Month-End Balance	Maximum 2002 Month-End Balance	Maximum 2003 Month-End Balance
	(in millions of constant Ch$ as of December 31, 2003)
Investments under agreements to repurchase	237,970	47,836	381,153
Central Bank borrowings	109,398	—	331,693
Domestic interbank loans	218,619	20,705	73,934
Borrowings under foreign trade credit lines	149,041	115,408	220,408

Total short-term borrowings	715,028	183,949	1,007,188

Total Borrowings

Our long-term and short-term borrowings are summarized below. Borrowings are generally classified as short-term when they have original maturities of less than one year or are due on demand. All other borrowings are classified as long-term, including the amounts due within one year on such borrowings.

	December 31, 2002
	Long-term	Short-term	Total
	(MCh$)
Central Bank borrowings	—	14,093	14,093
Credit lines for renegotiations of loans	15,903	—	15,903
Investments under agreements to repurchase	—	737,101	737,101
Mortgage finance bonds	1,576,891	—	1,576,891
Other borrowings: bonds	404,451	—	404,451
Subordinated bonds	459,296	—	459,296
Borrowings from domestic financial institutions	42,034	20,705	62,739
Foreign borrowings	573,382	37,075	610,457
Other obligations	35,580	42,053	77,633

Total borrowings	3,107,537	851,027	3,958,564

	December 31, 2003
	Long-term	Short-term	Total
	(MCh$)
Central Bank borrowings	10,789	331,693	342,482
Credit lines for renegotiations of loans	12,466	—	12,466
Investments under agreements to repurchase	—	465,336	465,336
Mortgage finance bonds	1,283,397	—	1,283,397
Other borrowings: bonds	257,262	—	257,262
Subordinated bonds	388,382	—	388,382
Borrowings from domestic financial institutions	—	35,800	35,800
Foreign borrowings	423,401	117,355	540,756
Other obligations	21,809	43,042	64,851

Total borrowings	2,397,506	993,226	3,390,732

a) Credit lines for renegotiations of loans

Central Bank borrowings include credit lines for the renegotiations of loans and other Central Bank borrowings. These credit lines were provided by the Central Bank for the renegotiations of loans due to the need to refinance debts as a result of the economic recession and crisis of the banking system in the early 1980’s. The lines for the renegotiations, which are considered long-term, are related with mortgage loans linked to the UF index and bear a real annual interest rate of 4.6%. Other Central Bank borrowings carry a nominal annual interest rate of 5.0%. The maturities of the outstanding amounts due to the Central Bank pursuant to credit loans for renegotiation of loans are as follows:

	December 31,
	2002	2003
	(MCh$)
Total credit lines for renegotiations of loans	15,903	12,466

The maturities of the outstanding amounts due under these credit lines, which are considered long-term, are as follows:

As of December 31, 2003
(MCh$)
Due within 1 year	12,466
Due after 1 year but within 2 years	—
Due after 2 years but within 3 years	—
Due after 3 years but within 4 years	—
Due after 4 years but within 5 years	—
Due after 5 years	—

Total credit lines for renegotiations of loans	12,466

(b) Mortgage finance bonds

These bonds are used to finance the granting of mortgage loans. The outstanding principal amounts of the bonds are amortized on a quarterly basis. The range of maturities of these bonds is between five and twenty years. The bonds are linked to the UF index and bear a real weighted-average annual interest rate of 6.1%.

As of December 31, 2003
(MCh$)
Due within 1 year	189,479
Due after 1 year but within 2 years	108,332
Due after 2 years but within 3 years	109,984
Due after 3 years but within 4 years	105,407
Due after 4 years but within 5 years	93,611
Due after 5 years	676,584

Total mortgage finance bonds	1,283,397

(c) Other borrowings: bonds

	As of December 31,
	2002	2003
	(MCh$)
Santiago Leasing S.A.’s bonds	79,968	66,062
Santiago bonds	134,820	76,210
Santander bonds	189,663	114,990

Total other borrowings: bonds	404,451	257,262

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

Bond obligations included in the line Santander reflect bonds issued by Old Santander-Chile. These bonds are intended to finance loans that have a maturity of greater than one year, are linked to the UF index and carry a weighted average annual interest rate of 6.5%.

The maturities of these bonds are as follows:

As of December 31, 2003
(MCh$)
Due within 1 year	24,258
Due after 1 year but within 2 years	5,059
Due after 2 years but within 3 years	8,409
Due after 3 years but within 4 years	3,972
Due after 4 years but within 5 years	18,026
Due after 5 years	197,538

Total bonds	257,262

d) Subordinated bonds

	As of December 31,
	2002	2003
	(MCh$)
Santiago bonds denominated in US$ (1)	219,460	47,713
Santander bonds denominated in US$ (2)	—	130,097
Old Santander-Chile bonds denominated in US$ (3)	145,052	120,989
Santiago bonds linked to the UF (4)	62,643	58,892
Santander bonds linked to the UF (5)	31,141	30,691

Total subordinated bonds	458,296	388,382

(1)	On July 17, 1997, Santiago issued subordinated bonds abroad, denominated in U.S. dollars, for a total of US$300 million. The bonds carried a nominal interest rate of 7.0% per annum, semi-annual interest payments and one repayment of principal after a term of 10 years.
(2)	On January 16, 2003, we completed the process of voluntary exchange of our new subordinated notes which will mature in 2012. A total of US$221,961,000 in principal of the previous issue was offered and accepted by the Bank at the moment of the exchange. The bonds carry a nominal interest rate of 7.375% per annum, semi-annual interest payments and one repayment of principal after a term of 10 years.
(3)	On October 30, 1998, Old Santander-Chile issued subordinated bonds abroad, denominated in U.S. dollars, for a total of US$200 million. The bonds carry a nominal interest rate of 6.5% per annum, semi-annual interest payments and one repayment of principal after a term of 7 years.
(4)	The Series C, D and E Bonds outstanding as of December 31, 2003 are intended for the financing of loans having a maturity of greater than one year. They are linked to the UF index and carry an annual interest rate of 7.0% with interest and principal payments due semi-annually.
(5)	The Series C and E Bonds outstanding as of December 31, 2003 are intended for the financing of loans having a maturity of greater than one year. They are linked to the UF index and carry an annual interest rate of 7.5% and 6.0% respectively, with interest and principal payments due semi-annually.

The maturities of these bonds, which are considered long-term, are as follows:

As of December 31, 2003
(MCh$)
Due within 1 year	—
Due after 1 year but within 2 years	117,166
Due after 2 years but within 3 years	—
Due after 3 years but within 4 years	53,377
Due after 4 years but within 5 years	—
Due after 5 years	217,839

Total subordinated bonds	388,382

e) Foreign borrowings

These are short-term and long-term borrowings from foreign banks. All of these loans are denominated principally in U.S. dollars, are principally used to fund our foreign trade loans and carry an annual average interest rate of 3.4%. The maturities of these borrowings are as follows:

As of December 31, 2003
(MCh$)
Due within 1 year	365,805
Due after 1 year but within 2 years	46,411
Due after 2 years but within 3 years	4,236
Due after 3 years but within 4 years	2,405
Due after 4 years but within 5 years	4,544

Due after 5 years	—

Total long-term	423,401
Total short-term	117,355

Total foreign borrowings	540,756

f) Other obligations

Other obligations are summarized as follows:

As of December 31, 2003
(MCh$)
Due within 1 year	6,247
Due after 1 year but within 2 years	5,913
Due after 2 years but within 3 years	2,162
Due after 3 years but within 4 years	2,166
Due after 4 years but within 5 years	1,774
Due after 5 years	3,547

Total long term obligations	21,809

Short-term obligations:
Amounts due to credit card operator	35,205
Acceptance of letters of credit	7,837

Total short-term obligations	43,042

Total other obligations	64,851

Other Off-Balance Sheet Arrangements and Commitments

We are party to transactions with off-balance-sheet risk in the normal course of our business. These transactions expose us to credit risk in addition to amounts recognized in the consolidated financial statements.

These transactions include commitments to extend credit not otherwise accounted for as contingent loans, such as overdraft protection and credit card lines of credit. Such commitments are agreements to lend to a customer at a future date, subject to the customer compliance with meeting of the contractual terms. The amounts of these commitments are Ch$2,504,906 million as of December 31, 2003.

Since a substantial portion of these commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent our actual future cash requirements. We use the same credit policies in making commitments to extend credit as we do for granting loans. In the opinion of our management, our outstanding commitments do not represent an unusual credit risk.

The Bank and its brokerage subsidiary enter into derivative transactions, particularly foreign exchange contracts, as part of their asset and liability management and in acting as dealers to satisfy their clients’ needs. The notional amount of these contracts are carried off-balance-sheet. See Note 11 to the Audited Consolidated Financial Statements.

Operational leases

Certain banks and equipment are leased under various operating leases. Future minimum rental commitments as of December 31, 2003 under non-cancelable leases are as follows:

As of December 31, 2003
MCh$
Due within 1 year	5,879
Due after 1 year but within 2 years	5,251
Due after 2 years but within 3 years	4,774
Due after 3 years but within 4 years	4,228
Due after 4 years but within 5 years	3,524
Due after 5 years	5,837

Total	29,493

D. Asset and Liability Management

Our policy with respect to asset and liability management is to capitalize on our competitive advantages in treasury operations, maximizing our net interest revenue and return on assets and equity with a view to interest rate, liquidity and foreign exchange risks, while remaining within the limits provided by Chilean banking regulations. Subject to these constraints, we occasionally take mismatched positions with respect to interest rates and foreign currencies. Our asset and liability management policies are developed by the Asset and Liability Committee (the “ALCO”) following guidelines and limits established by our Board of Directors, Banco Santander Central Hispano’s Global Risk Department and our Market Risk and Control Department. The ALCO is composed of the Chairman of the Board, three members of the Board, the Chief Executive Officer, the Manager of the Finance Division and the Financial Controller. Senior members of Santander Chile’s Finance Division meet daily and, on a formal basis, weekly with the Asset and Liabilities Management Committee and outside consultants. In addition, our Controller reports weekly on all of our positions to the ALCO. Our limits and positions are reported on a daily basis to Banco Santander Central Hispano’s Global Risk Department. The ALCO reports as often as deemed necessary to our Board of Directors. The risk limits set by the ALCO are implemented by our Finance Division and are controlled by the Market Risk and Control Department, which establishes guidelines and policies for risk management on a day-to-day basis. For a further discussion of the ALCO and its role in market risk management, See “Item 11: Quantitative and Qualitative Disclosure About Market Risk.”

The composition of our assets, liabilities and shareholders’ equity at December 31, 2003 by currency and term is as follows:

	December 31, 2003
	Ch$	UF	Foreign Currency	Total	Percentage
	(in millions of constant Ch$ as of December 31, 2003, except percentages)
Assets
Cash and due from banks	848,158	—	135,910	984,068	9.0%
Other assets:(1)
Less than one year	2,123,603	1,704,956	686,424	4,514,983	41.3%
From one to three years	445,645	1,275,606	174,467	1,895,718	17.4%
More than three years	167,691	2,541,621	412,236	3,121,548	28.6%

	December 31, 2003
	Ch$	UF	Foreign Currency	Total	Percentage
	(in millions of constant Ch$ as of December 31, 2003, except percentages)
Bank premises and equipment and other	507,141	4,121	61,074	572,336	5.2%
Allowance for loan losses	(168,226)	—	—	(168,226)	(1.5%)

Total	3,924,012	5,526,304	1,470,111	10,920,427	100.0%

Percentage of total assets	35.9%	50.6%	13.5%	100.0%

Liabilities and Shareholders’ Equity
Non-interest bearing deposits	1,935,672	26,763	199,021	2,161,456	19.8%
Other liabilities:(1)
Less than one year	2,578,003	1,313,652	1,564,874	5,456,529	50.0%
From one to three years	55,429	407,718	280,188	743,335	6.8%
More than three years	12,048	1,208,424	321,243	1,541,715	14.1%
Shareholders’ equity	810,417	—	—	810,417	7.4%
2003 net income	206,975	—	—	206,975	1.9%

Total	5,598,544	2,956,557	2,365,326	10,920,427	100.0%

Percentage of total liabilities and shareholders’ equity	51.2%	27.1%	21.7%	100.0%

(1)	Other assets include our rights under foreign exchange contracts, and other liabilities include our obligations under foreign exchange contracts. For purposes of our financial statements, our rights and obligations under foreign exchange contracts are included on a net basis. Mortgage finance bonds issued by us are included as other liabilities and mortgage finance bonds held in our financial investment portfolio (issued by third parties) are included as other assets.

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

Our interest rate sensitivity strategy takes into account not only the rates of return and the underlying degree of risk, but also liquidity requirements, including minimum regulatory cash reserves, mandatory liquidity ratios, withdrawal and maturity of deposits, capital costs and additional demand for funds. We monitor our maturity mismatches and manage them within established limits.

The following table sets forth the repricing of our interest earning assets and interest bearing liabilities at December 31, 2003 and may not reflect interest rate gap positions at other times. In addition, variations in interest rate sensitivity may exist within the repricing periods presented due to the differing repricing dates within the period. Variations may also arise among the different currencies in which interest rate positions are held.

As the following table reflects, we have a negative gap in the 30 day or less bucket since 41.3% of deposits, our main source of funding are short-term. This is an industry-wide phenomenon. However, our exposure to potential changes in nominal peso interest rates are reduced by the fact that at December 31, 2003 approximately 47.5% of our interest-bearing liabilities and 26.5% of our interest earning assets had a repricing period of less than 90 days. The majority of assets and liabilities with a maturity of 90 days or less are denominated in nominal pesos. Ninety days or more is also the most common repricing period for UF-denominated time deposits. In the case of interest earning assets and interest-bearing liabilities denominated in UF, our exposure to changes in interest rates is reduced by the fact that a significant portion of the interest rate earned or paid on such assets or liabilities is indexed to reflect the daily effect of inflation, and as a result our gap position is limited to variations in the real interest rate among such assets and liabilities. Further, substantially all of Santander-Chile’s foreign currency-denominated loans were funded by foreign currency borrowings and time deposits with comparable maturity or repricing dates. Moreover, mortgage loans which have 8 to 20-year terms were generally financed through mortgage finance bonds issued for the same terms and in the same currency.

	As of December 31, 2003
	Up to 30 days	31-60 days	61-90 days	91-180 days	181-365 days	1-3 years	Over 3 years	Total
	(in millions of constant Ch$ as of December 31, 2003, except for percentages)
Interest-earning assets:
Interbank deposits	83,466	—	—	—	—	—	—	83,466
Financial investments	110,169	37,270	15,884	44,769	486,838	444,387	774,300	1,913,617
Loans	1,360,644	221,794	264,187	497,812	673,525	1,028,886	1,078,849	5,125,697
Mortgage loans	13,394	9,984	9,983	30,516	61,623	246,734	1,121,585	1,493,819
Contingent loans	81,885	135,420	37,741	99,780	151,670	175,711	146,814	829,021
Past due loans	170,095	—	—	—	—	—	—	170,095

Total interest-earning assets	1,819,653	404,468	327,795	672,877	1,373,656	1,895,718	3,121,548	9,615,715

Interest-bearing liabilities:
Deposits	1,453,695	505,120	231,959	556,455	525,276	220,278	28,263	3,521,046
Central Bank borrowings	334,353	1,872	314	3,251	11,387	3,771	—	354,948
Repurchase agreements	294,825	150,545	18,468	631	867	—	—	465,336
Mortgage finance bonds	96,173	4,740	4,633	28,039	55,894	218,317	875,601	1,283,397
Other interest-bearing liabilities	108,163	62,422	17,733	70,884	333,306	189,354	505,189	1,287,051

Total interest-bearing liabilities	2,287,209	724,699	273,107	659,260	926,730	631,720	1,409,053	6,911,778

Asset/liability gap	(467,556)	(320,231)	54,688	13,617	446,926	1,263,998	1,712,495	2,703,937
Cumulative gap	(467,556)	(787,787)	(733,099)	(719,482)	(272,556)	991,442	2,703,937
Ratio of cumulative gap to cumulative total interest earning assets	(25.7)%	(35.4)%	(28.7)%	(22.3)%	(5.9)%	15.3%	28.1%

Exchange Rate Sensitivity

The regulations of the Central Bank do not permit the difference, whether positive or negative, between a bank’s assets and liabilities denominated in foreign currencies (including assets and liabilities denominated in U.S. dollars but payable in pesos, as well as those denominated in pesos and adjusted by the variation of the U.S. dollars exchange rate) to exceed 20% of the bank’s paid-in capital and reserves; provided that if its assets are higher than its liabilities, it may exceed 20% in an amount equal to its allowances and reserves in foreign currency (excluding those that correspond to profits to be remitted abroad). In the years ended December 31, 2001, 2002 and 2003 the gap between foreign currency denominated assets and foreign currency denominated liabilities, including forward contracts was Ch$195,313 million, Ch$11,505 million and Ch$58,791 million, respectively.

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

(iii) If the inflation rate for a period exceeded the devaluation of the peso against the U.S. dollar during the same period, this would mean that in real terms the peso appreciated against the U.S. dollar. Therefore, we would record a related gain if we had a net asset position in UFs that exceeded a net liability position in U.S. dollars, and we would record a related loss if we had a net liability position in U.S. dollars which exceeded a net asset position in UFs; and

(iv) If the inflation rate for a period were lower than the rate of devaluation of the peso against the U.S. dollar during the same period, this would mean that in real terms the peso depreciated against the U.S. dollar. Therefore, we would record a related gain if it maintained a net asset position in U.S. dollars and a net liability position in UFs and would record a related loss if it had a net liability position in U.S. dollars and a net asset position in UFs.

We enter into foreign exchange forward contracts and interest rate swap contracts as part of our asset and liability management. We enter into two fundamental types of foreign forward exchange contracts: (i) transactions covering two foreign currencies and (ii) transactions covering only Chilean pesos and UFs against U.S. dollars. We use the first type for hedging purposes, such as when we take a liability position in foreign currency other than the U.S. dollar, and use the second type, which is carried out only in the Chilean local market, to take foreign currency positions, subject to the regulatory requirement that the forward foreign currency exposure must be included in the maximum net foreign currency position permitted by applicable regulations. See “Item 4D: Business Overview—Regulation and Supervision” and “Item 5D: Asset and Liability Management—Selected Statistical Information—Average Balance Sheets and Interest Rate Data.”

The Central Bank requires that foreign exchange forward contracts be made only in U.S. dollars and other major foreign currencies. As noted above, substantially all of our forward contracts are made in U.S. dollars against the Chilean peso or the UF. In September 1997, the Central Bank changed its regulations with respect to foreign currency forward contracts. We may now enter into foreign currency forward contracts with companies organized and located outside of Chile, including foreign subsidiaries of Chilean companies. Management believes that as the market for forward contracts deepens, our client base in Chile as well as our relationship with Banco Santander Central Hispano will give us an advantage in positioning ourselves within this new market.

Capital Expenditures

The following table reflects capital expenditures in each of the three years ended December 31, 2001, 2002 and 2003:

	For the Year Ended December 31,
	2001	2002	2003
	(in millions of constant Ch$ as of December 31, 2003)
Land and Buildings	2,322	1,920	6,893
Machinery and Equipment	5,871	4,904	6,325
Furniture and Fixtures	486	1,540	1,058
Vehicles	345	788	412
Other	199	6,652	1,993

Total	9,223	15,804	16,681

Selected Statistical Information

The following information is included for analytical purposes and should be read in conjunction with our financial statements as well as the discussion in “Item 5: Operating and Financial Review and Prospects.” Pursuant to Chilean GAAP, the financial data in the following tables for all periods through December 31, 2003 have been restated in constant Chilean pesos as of December 31, 2003. The UF is linked to, and is adjusted daily to, reflect changes in the previous month’s Chilean consumer price index. See Note 1(c) to our financial statements.

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

The following tables show, by currency of denomination, average balances and, where applicable, interest amounts and real rates for our assets and liabilities for the years ended December 31, 2001, 2002 and 2003:

	Year ended December 31,
	2001				2002				2003
	Average Balance	Interest Earned	Average Real Rate	Average Nominal Rate	Average Balance	Interest Earned	Average Real Rate	Average Nominal Rate	Average Balance	Interest Earned	Average Real Rate	Average Nominal Rate
	(in millions of constant Ch$ as of December 31, 2003, except for rate data)
ASSETS INTEREST EARNING ASSETS
Interbank deposits
Ch$	53,993	1,419	(0.3)%	2.6%	30,457	1,834	3.0%	6.0%	31,706	1,128	2.6%	3.6%
UF	—	—	—	—	38,279	1,573	1.1%	4.1%	2,048	52	1.6%	2.5%
Foreign currency	35,186	922	8.2%	2.6%	—	—	—	—	—	—	—	—

Total	89,179	2,341	3.0%	2.6%	68,736	3,407	1.9%	5.0%	33,754	1,180	2.5%	3.5%

Financial investments
Ch$	158,770	8,058	2.1%	5.1%	341,261	17,718	2.2%	5.2%	327,279	11,777	2.6%	3.6%
UF	264,735	17,979	3.7%	6.8%	836,339	67,408	5.0%	8.1%	677,762	35,810	4.3%	5.3%
Foreign currency	248,913	12,655	10.8%	5.1%	1,167,658	99,666	14.4%	8.5%	1,224,610	(108,411)	(24.0)%	(8.9)%

Total	672,418	38,692	5.9%	5.8%	2,345,258	184,792	9.3%	7.9%	2,229,651	(60,824)	(11.5)%	(2.7)%

Loans
Ch$	1,016,724	193,454	15.6%	19.0%	2,196,669	355,079	12.8%	16.2%	2,377,430	335,528	13.0%	14.1%
UF	1,938,627	195,681	6.9%	10.1%	2,880,482	265,395	6.8%	9.2%	2,481,689	173,695	6.0%	7.0%
Foreign currency	666,415	48,720	13.1%	7.3%	1,100,053	47,839	10.0%	4.3%	614,354	13,671	(14.8)%	2.2%

Total	3,621,766	437,855	10.5%	12.1%	6,177,204	668,313	7.3%	9.8%	5,473,473	522,894	6.7%	9.6%

Mortgage loans
Ch$	—	—	—	—	—	—	—	—	—	—	—	—
UF	1,007,656	110,790	7.8%	11.0%	1,569,380	168,412	7.5%	10.7%	1,549,257	135,401	7.7%	8.7%
Foreign currency	—	—	—	—	—	—	—	—	—	—	—	—

Total	1,007,656	110,790	7.8%	11.0%	1,569,380	168,142	7.5%	10.7%	1,549,257	135,401	7.7%	8.7%

Contingent loans
Ch$	28,171	1,045	0.7%	3.7%	64,656	1,672	(0.4)%	2.6%	47,550	1,240	1.6%	2.6%
UF	91,236	1,135	(1.7)%	1.2%	208,517	1,873	(2.0)%	0.9%	177,984	1,783	0.0%	1.0%
Foreign currency	193,943	1,095	6.0%	0.6%	397,879	2,570	6.1%	0.6%	444,171	727	(16.5)%	0.2%

Total	313,350	3,275	3.3%	1.0%	671,052	6,115	3.0%	0.9%	669,705	3,750	(10.8)%	0.6%

Past due loans
Ch$	19,058	5,259	23.9%	27.6%	45,522	10,636	19.8%	23.4%	73,202	11,161	14.2%	15.2%
UF	47,151	4,036	5.4%	8.6%	79,986	—	(2.9)%	—	102,884	—	(0.9)%	—
Foreign currency	2,970	200	12.5%	6.7%	6,045	—	5.4%	—	8,514	—	(16.6)%	—

Total	69,179	9,495	10.8%	13.7%	131,553	10,636	5.4%	8.1%	184,600	11,161	4.3%	6.0%

Total interest earning assets
Ch$	1,276,716	209,235	13.0%	16.4%	2,678,565	386,939	11.2%	14.4%	2,857,167	360,834	11.6%	12.6%
UF	3,349,405	329,621	6.7%	9.8%	5,612,983	504,391	5.9%	9.0%	4,991,624	346,741	5.9%	6.9%
Foreign currency	1,147,427	63,592	11.3%	5.5%	2,671,635	150,075	11.4%	5.6%	2,291,649	(94,013)	(20.1)%	(4.1)%

Total	5,773,548	602,448	9.0%	10.4%	10,963,183	1,041,405	8.5%	9.5%	10,140,440	613,562	1.6%	6.1%

	Year ended December 31,
	2001				2002				2003
	Average Balance	Interest Earned	Average Real Rate	Average Nominal Rate	Average Balance	Interest Earned	Average Real Rate	Average Nominal Rate	Average Balance	Interest Earned	Average Real Rate	Average Nominal Rate
	(in millions of constant Ch$ as of December 31, 2003, except for rate data)
NON-INTEREST EARNING ASSETS
Cash
Ch$	424,353	—	—	—	937,701	—	—	—	671,544	—	—	—
UF	—	—	—	—	—	—	—	—	—	—	—	—
Foreign currency	47,754	—	—	—	29,844	—	—	—	18,708	—	—	—

Total	472,107	—	—	—	967,545	—	—	—	690,252	—	—	—

Allowance for loan losses		—	—	—		—	—	—		—	—	—
Ch$	(92,758)	—	—	—	(155,952)	—	—	—	(169,495)	—	—	—
UF	—	—	—	—	—	—	—	—	—	—	—	—
Foreign currency	—	—	—	—	—	—	—	—	—	—	—	—

Total	(92,758)	—	—	—	(155,952)	—	—	—	(169,495)	—	—	—

Bank premises and equipment, net assets
Ch$	129,907	—	—	—	226,957	—	—	—	223,918	—	—	—
UF	—	—	—	—	—	—	—	—	—	—	—	—
Foreign currency	—	—	—	—	—	—	—	—	—	—	—	—

Total	129,907	—	—	—	226,957	—	—	—	223,918	—	—	—

Other assets
Ch$	194,217	—	—	—	45,077	—	—	—	294,953	—	—	—
UF	322	—	—	—	89,100	—	—	—	26,441	—	—	—
Foreign currency	111,005	—	—	—	87,213	—	—	—	375,246	—	—	—

Total	305,544	—	—	—	221,390	—	—	—	696,640	—	—	—

Total non-interest earning assets
Ch$	655,719	—	—	—	1,053,783	—	—	—	1,020,920	—	—	—
UF	322	—	—	—	89,100	—	—	—	26,441	—	—	—
Foreign currency	158,759	—	—	—	117,057	—	—	—	393,954	—	—	—

Total	814,800	—	—	—	1,259,940	—	—	—	1,441,315	—	—	—

TOTAL ASSETS
Ch$	1,932,435	209,235	—	—	3,732,348	386,939	—	—	3,878,087	360,834	—	—
UF	3,349,727	329,621	—	—	5,702,083	504,391	—	—	5,018,065	346,741	—	—
Foreign currency	1,306,186	63,592	—	—	2,788,692	150,075	—	—	2,685,603	(94,013)	—	—

Total	6,588,348	602,448	—	—	12,223,123	1,041,405	—	—	11,581,755	613,562	—	—

	Year ended December 31,
	2001				2002				2003
	Average Balance	Interest Paid	Average Real Rate	Average Nominal Rate	Average Balance	Interest Paid	Average Real Rate	Average Nominal Rate	Average Balance	Interest Paid	Average Real Rate	Average Nominal Rate
	(in millions of constant Ch$ as of December 31, 2003, except for rate data)
LIABILITIES AND SHAREHOLDERS’ EQUITY
INTEREST BEARING LIABILITIES
Savings accounts
Ch$	—	—	—	—	—	—	—	—	—	—	—	—
UF	90,980	5,625	3.1%	6.2%	166,008	6,722	1.1%	4.0%	160,199	2,512	0.6%	1.6%
Foreign currency	—	—	—	—	—	—	—	—	—	—	—	—

Total	90,980	5,625	3.1%	6.2%	166,008	6,722	1.1%	4.0%	160,199	2,512	0.6%	1.6%

Time deposits
Ch$	702,861	43,308	3.1%	6.2%	2,346,493	112,388	1.8%	4.8%	1,993,977	71,640	2.6%	3.6%
UF	1,349,069	100,042	4.3%	7.4%	1,707,309	103,808	3.0%	6.1%	1,171,007	42,021	2.6%	3.6%
Foreign currency	391,792	15,590	9.6%	4.0%	843,722	12,514	7.0%	1.5%	798,493	8,642	(15.7)%	1.1%

Total	2,443,722	158,940	4.8%	6.5%	4,897,524	228,710	3.1%	4.7%	3,963,477	122,303	(1.1)%	3.1%

Central Bank borrowings
Ch$	13,473	811	3.0%	6.0%	8,793	406	1.6%	4.6%	6,066	161	1.7%	2.7%
UF	18,170	1,099	3.0%	6.2%	33,847	2,430	4.1%	7.2%	25,757	1,443	4.6%	5.6%
Foreign currency	—	—	—	—	—	—	—	—	—	—	—	—

Total	31,643	1,910	3.0%	6.0%	42,640	2,836	3.6%	6.7%	31,823	1,604	4.0%	5.0%

Repurchase agreements
Ch$	161,601	5,621	0.5%	3.5%	169,723	8,311	1.9%	4.9%	177,194	7,979	3.5%	4.5%
UF	18,360	1,494	5.0%	8.1%	258,876	16,787	3.4%	6.5%	236,867	(9,179)	(5.0)%	(4.1)%
Foreign currency	16,134	(14)	5.3%	(0.1)%	108,318	3,862	9.2%	3.6%	240,316	1,814	(16.0)%	0.8%

Total	196,095	7,101	1.3%	3.6%	536,917	28,960	4.1%	5.4%	654,377	74	(6.7)%	0.0%

Mortgage finance bonds
Ch$	—	—	—	—	—	—	—	—	—	—	—	—
UF	1,056,118	100,179	6.3%	9.5%	1,727,719	150,033	5.6%	8.7%	1,503,662	106,586	6.1%	7.1%
Foreign currency	—	—	—	—	—	—	—	—	—	—	—	—

Total	1,056,118	100,179	6.3%	9.5%	1,727,719	150,033	5.6%	8.7%	1,503,662	106,586	6.1%	7.1%

Other interest bearing liabilities
Ch$	90,620	5,234	2.7%	5.8%	130,612	3,223	(0.5)%	2.5%	65,062	1,695	1.6%	2.6%
UF	389,810	37,619	6.5%	9.7%	541,157	57,545	7.5%	10.6%	460,298	43,344	8.4%	9.4%
Foreign currency	345,162	23,314	12.6%	6.8%	787,300	38,981	10.7%	5.0%	952,708	32,758	(13.8)%	3.4%

Total	825,592	66,167	8.6%	8.0%	1,459,069	99,749	8.5%	6.8%	1,478,068	77,796	(6.2)%	5.3%

Total interest bearing liabilities
Ch$	968,555	54,974	2.6%	5.7%	2,655,621	124,328	1.7%	4.7%	2,242,299	81,474	2.7%	3.6%
UF	2,922,507	246,058	5.3%	8.4%	4,434,916	337,325	4.5%	7.6%	3,557,790	186,188	4.2%	5.2%
Foreign currency	753,088	38,890	10.9%	5.2%	1,739,340	55,357	8.8%	3.2%	1,991,517	43,214	(14.8)%	2.2%

Total	4,644,150	339,922	5.7%	7.3%	8,829,877	517,010	4.5%	5.9%	7,791,606	310,876	(1.1)%	4.0%

	Year ended December 31,
	2001				2002				2003
	Average Balance	Interest Paid	Average Real Rate	Average Nominal Rate	Average Balance	Interest Paid	Average Real Rate	Average Nominal Rate	Average Balance	Interest Paid	Average Real Rate	Average Nominal Rate
	(in millions of constant Ch$ of December 31, 2003, except for rate data)
NON-INTEREST BEARING LIABILITIES
Non-interest bearing demand deposits
Ch$	808,362	—	—%	—%	1,665,303	—	—%	—%	1,666,761	—	—%	—%
UF	9,620	—	—	—	— -	—	—	—	—	—	—	—
Foreign currency	53,639	—	—	—	— -	—	—	—	—	—	—	—

Total	871,621	—	—	—	1,665,303	—	—	—	1,666,761	—	—	—

Contingent obligations										—	—	—
Ch$	28,026	—	—	—	64,656	—	—	—	47,550	—	—	—
UF	91,154	—	—	—	208,517	—	—	—	177,984	—	—	—
Foreign currency	193,565	—	—	—	398,108	—	—	—	444,570	—	—	—

Total	312,745	—	—	—	671,281	—	—	—	670,104	—	—	—

Other non-interest bearing Liabilities										—	—	—
Ch$	111,469	—	—	—	469	—	—	—	993,966	—	—	—
UF	3,478	—	—	—	47,911	—	—	—	133,870	—	—	—
Foreign currency	113,370	—	—	—	25,687	—	—	—	(610,357)	—	—	—

Total	228,317	—	—	—	74,067	—	—	—	517,479	—	—	—

Shareholders’ equity										—	—	—
Ch$	531,515	—	—	—	982,595	—	—	—	935,805	—	—	—
UF	—	—	—	—	—	—	—	—	—	—	—	—
Foreign currency	—	—	—	—	—	—	—	—	—	—	—	—

Total	531,515	—	—	—	982,595	—	—	—	935,805	—	—	—

Total non-interest bearing liabilities and shareholders’ equity										—	—	—
Ch$	1,479,372	—	—	—	2,713,023	—	—	—	3,644,082	—	—	—
UF	104,252	—	—	—	256,428	—	—	—	311,854	—	—	—
Foreign currency	360,574	—	—	—	423,795	—	—	—	(165,787)	—	—	—

Total	1,944,198	—	—	—	3,393,246	—	—	—	3,790,149	—	—	—

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY
Ch$	2,447,927	54,974	—	—	5,368,644	124,328	—	—	5,886,381	81,474	—	—
UF	3,026,759	246,058	—	—	4,691,344	337,325	—	—	3,869,644	186,188	—	—
Foreign currency	1,113,662	38,890	—	—	2,163,135	55,357	—	—	1,825,730	43,214	—	—

Total	6,588,348	339,922	—	—	12,223,123	517,010	—	—	11,581,755	310,876	—	—

Changes in Net Interest Revenue and Interest Expense: Volume and Rate Analysis

The following table allocates, by currency of denomination, changes in our interest revenue and interest expense between changes in the average volume of interest earning assets and interest bearing liabilities and changes in their respective nominal interest rates for 2003 compared to 2002 and 2002 compared to 2001. Volume and rate variances have been calculated based on movements in average balances over the period and changes in nominal interest rates on average interest earning assets and average interest bearing liabilities.

	Increase (Decrease) from 2001 to 2002 Due to Changes in			Net Change from 2001 to 2002	Increase (Decrease) from 2002 to 2003 Due to Changes in			Net Change from 2002 to 2003
	Volume	Rate	Rate and Volume		Volume	Rate	Rate and Volume
	(in millions of constant Ch$ as of December 31, 2003)
INTEREST EARNING ASSETS
Interbank deposits
Ch$	(619)	1,833	(799)	415	76	(751)	(31)	(706)
UF	—	—	1,573	1,573	(1,489)	(608)	576	(1,521)
Foreign currency	(922)	(922)	922	(922)	—	—	—	—

Total	(1,541)	911	1,696	1,066	(1,413)	(1,359)	545	(2,227)

Financial investments
Ch$	9,262	185	213	9,660	(726)	(5,438)	223	(5,941)
UF	38,819	3,359	7,251	49,429	(12,782)	(23,219)	4,403	(31,598)
Foreign currency	46,710	8,591	31,710	87,011	4,862	(203,036)	(9,903)	(208,077)

Total	94,791	12,135	39,174	146,100	(8,646)	(231,693)	(5,277)	(245,616)

Loans
Ch$	224,510	(29,106)	(33,779)	161,625	29,219	(45,062)	(3,708)	(19,551)
UF	95,069	(17,065)	(8,290)	69,714	(36,743)	(63,788)	8,831	(91,700)
Foreign currency	31,702	(19,739)	(12,844)	(881)	(21,122)	(23,360)	10,314	(34,168)

Total	351,281	(65,910)	(54,913)	230,458	(28,646)	(132,210)	15,437	(145,419)

Mortgage loans
Ch$	—	—	—	—	—	—	—	—
UF	61,761	(2,831)	(1,578)	57,352	(2,156)	(30,983)	398	(32,741)
Foreign currency	—	—	—	—	—	—	—	—

Total	61,761	(2,831)	(1,578)	57,352	(2,156)	(30,983)	398	(32,741)

Contingent loans
Ch$	1,353	(316)	(410)	627	(442)	14	(4)	(432)
UF	1,459	(315)	(406)	738	(274)	216	(32)	(90)
Foreign currency	1,151	158	166	1,475	299	(1,919)	(223)	(1,843)

Total	3,963	(473)	(650)	2,840	(417)	(1,689)	(259)	(2,365)

Past due loans
Ch$	7,303	(807)	(1,119)	5,377	6,467	(3,695)	(2,247)	525
UF	2,811	(4,036)	(2,811)	(4,036)	—	—	—	—
Foreign currency	207	(200)	(207)	(200)	—	—	—	—

Total	10,321	(5,043)	(4,137)	1,141	6,467.0	(3,695)	(2,247)	525

Total interest earning assets
Ch$	241,809	(28,211)	(35,894)	177,704	34,594	(54,932)	(5,767)	(26,105)
UF	199,919	(20,888)	(4,261)	174,770	(53,444)	(118,382)	14,176	(157,650)
Foreign currency	78,848	(12,112)	19,747	86,483	(15,961)	(228,315)	188	(244,088)

Total	520,576	(61,211)	(20,408)	438,957	(34,811)	(401,629)	8,597	(427,843)

	Increase (Decrease) from 2001 to 2002 Due to Changes in			Net Change from 2001 to 2002	Increase (Decrease) from 2002 to 2003 Due to Changes in			Net Change from 2002 to 2003
	Volume	Rate	Rate and Volume		Volume	Rate	Rate and Volume
	(in millions of constant Ch$ as of December 31, 2003)
INTEREST BEARING LIABILITIES
Saving accounts
Ch$	—	—	—	—	—	—	—	—
UF	4,639	(1,941)	(1,601)	1,097	(235)	(4,119)	144	(4,210)
Foreign currency	—	—	—	—	—	—	—	—

Total	4,639	(1,941)	(1,601)	1,097	(235)	(4,119)	144	(4,210)

Time deposits
Ch$	101,276	(9,644)	(22,552)	69,080	(16,884)	(28,083)	4,219	(40,748)
UF	26,566	(18,016)	(4,784)	3,766	(32,608)	(42,542)	13,363	(61,787)
Foreign currency	17,983	(9,779)	(11,280)	(3,076)	(671)	(3,383)	182	(3,872)

Total	145,825	(38,439)	(38,616)	(69,760)	(50,163	(74,008)	17,764	(106,407)

Central Bank borrowings
Ch$	(282)	(189)	66	(405)	(126)	(173)	54	(245)
UF	949	205	177	1,331	(581)	(534)	128	(987)
Foreign currency	—	—	—	—	—	—	—	—

Total	667	16	243	926	(707)	(707)	182	(1,232)

Repurchase agreements
Ch$	283	2,292	115	2,690	366	(668)	(30)	(332)
UF	19,571	(303)	(3,935)	15,293	(1,427)	(27,409)	2,230	(26,506)
Foreign currency	(80)	589	3,367	3,876	4,706	(3,044)	(3,710)	(2,048)

Total	19,774	2,578	(493)	21,859	3,645	(31,121)	(1,410)	(28,886)

Mortgage finance bonds
Ch$	—	—	—	—	—	—	—	—
UF	63,705	(8,467)	(5,384)	49,854	(19,457)	(27,565)	3,575	(43,447)
Foreign currency	—	—	—	—	—	—	—	—

Total	63,705	(8,467)	(5,384)	49,854	(19,457)	(27,565)	3,575	(43,447)

Other interest bearing liabilities
Ch$	2,310	(2,998)	(1,323)	(2,011)	(1,618)	179	(89)	(1,528)
UF	14,606	3,832	1,488	19,926	(8,598)	(6,587)	984	(14,201)
Foreign currency	29,864	(6,224)	(7,973)	15,667	8,189	(11,910)	(2,502)	(6,223)

Total	46,780	(5,390)	(7,808)	33,582	(2,027)	(18,318)	(1,607)	(21,952)

Total interest bearing liabilities
Ch$	103,587	(10,539)	(23,694)	69,354	(18,262)	(28,745)	4,154	(42,853)
UF	130,036	(24,690)	(14,079)	91,267	(62,906)	(108,756)	20,524	(151,138)
Foreign currency	47,767	(15,414)	(15,886)	16,467	12,224	(18,337)	(6,030)	(12,143)

Total	281,390	(50,643)	(53,659)	177,088	(68,944)	(155,838)	18,648	(206,134)

Interest Earning Assets: Net Interest Margin

The following table analyzes, by currency of denomination, the levels of average interest earning assets and net interest earned by Santander-Chile, and illustrates the comparative margins obtained, for each of the periods indicated in the table.

	Year ended December 31,
	2001	2002	2003

Total average interest earning assets
Ch$	1,276,716	2,678,564	2,857,167
UF	3,349,405	5,612,983	4,991,624
Foreign currency	1,147,429	2,671,636	2,291,649

Total	5,773,548	10,963,183	10,140,440

Net interest earned(1)
Ch$	154,261	262,611	279,360
UF	83,563	167,066	160,553
Foreign currency	24,702	94,718	(137,227)

Total	262,526	524,395	302,686

Net interest margin(2)
Ch$	12.1%	9.8%	9.8%
UF	2.5%	3.0%	3.2%
Foreign currency	2.2%	3.5%	(6.0)%

Total	4.5%	4.8%	3.0%

Net interest margin, excluding contingent loans(2)(3)
Ch$	12.4%	10.0%	9.9%
UF	2.6%	3.1%	3.3%
Foreign currency	2.6%	4.2%	(7.4)%

Total	4.8%	5.1%	3.2%

(1)	Net interest earned is defined as interest revenue earned less interest expense incurred.
(2)	Net interest margin is defined as net interest earned divided by average interest earning assets.
(3)	Pursuant to Chilean GAAP, Santander-Chile also includes contingent loans as interest earning assets. See “Item 5D: Asset and Liability Management—Loan Portfolio—Contingent Loans.”

Return on Equity and Assets; Dividend Payout

The following table presents certain information and selected financial ratios for Santander-Chile for the periods indicated:

	Year ended December 31,
	2001	2002	2003
	(in millions of constant Ch$ as of December 31, 2003, except for percentages)
Net income	123,444	158,814	206,975
Average total assets	6,588,348	12,223,123	11,581,755
Average shareholders’ equity	531,515	982,595	935,805
Net income as a percentage of:
Average total assets	1.87%	1.30%	1.79%
Average shareholders’ equity	23.22%	16.16%	22.12%
Average shareholders’ equity as a percentage of:
Average total assets	8.07%	8.04%	8.08%

	Year ended December 31,
	2001	2002	2003
	(in millions of constant Ch$ as of December 31, 2003, except for percentages)
Declared cash dividend	123,444	158,814	206,975
Dividend payout ratio, based on net income	100.0%	100.0%	100.0%

Loan Portfolio

The following table analyzes our loans by type of loan. Except where otherwise specified, all loan amounts stated below are before deduction for loan loss allowances. Total loans reflect our loan portfolio, including past due principal amounts.

	As of December 31,
	1999	2000	2001	2002	2003
	(in millions of constant Ch$ as of December 31, 2003)
Commercial loans:
General commercial loans	1,846,371	1,925,726	2,075,855	2,928,238	2,512,359
Foreign trade loans	255,295	254,765	395,726	538,217	432,599
Interbank loans	7,891	15,041	21,820	4,165	143,026
Leasing contracts	250,006	256,044	275,476	426,641	431,942
Other outstanding loans	682,109	754,351	621,942	932,979	828,580

Subtotal commercial loans	3,041,672	3,205,927	3,390,819	4,830,240	4,348,506
Mortgage loans:
Residential	463,174	461,556	492,132	903,908	898,103
Commercial	505,758	546,331	590,145	696,096	595,716

Subtotal mortgage loans	968,932	1,007,887	1,082,277	1,600,004	1,493,819

Consumer loans	307,025	311,029	317,934	716,282	777,191
Past due loans	63,742	66,093	68,904	168,440	170,095
Subtotal	4,381,371	4,590,936	4,859,934	7,314,966	6,789,611

Contingent loans(1)	383,316	311,146	378,332	626,732	829,021

Total loans(2)	4,764,687	4,902,082	5,238,266	7,941,698	7,618,632

(1)	For purposes of loan classification, contingent loans are considered as commercial loans.
(2)	All of the above categories except mortgage loans, past due loans and contingent loans are combined into “Loans” as reported in the tables set forth under “Item 4: Information on the Company—Selected Statistical Information—Average Balance Sheets, Income Earned from Interest Earning Assets and Interest Paid on Interest-Bearing Liabilities.”

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

Other outstanding loans include checking account overdrafts, factoring operations and mortgage loans, which are financed by our general borrowings. As of January 1, 2004, checking account overdrafts have been reclassified as commercial or consumer loans depending on their origin.

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

Maturity and Interest Rate Sensitivity of Loans as of December 31, 2003

The following table sets forth an analysis by type and time remaining to maturity of our loans as of December 31, 2003:

	Due on or within 1 year	Due after 1 year but on or within 5 years	Due after 5 years	Total balance as of December 31, 2003
	(in millions of constant Ch$ as of December 31, 2003)
Commercial loans	1,612,775	693,680	205,904	2,512,359
Consumer loans	477,363	299,420	408	777,191
Mortgage loans	125,499	469,089	899,231	1,493,819
Leasing contacts	126,092	227,229	78,621	431,942
Foreign trade loans	339,363	74,888	18,348	432,599
Interbank loans	143,026	—	—	143,026
Other outstanding loans	319,342	137,236	372,002	828,580
Past due loans	170,095	—	—	170,095

Subtotal	3,313,555	1,901,542	1,574,514	6,789,611

Contingent loans	506,496	252,721	69,804	829,021

Total loans	3,820,051	2,154,263	1,644,318	7,618,632

The following tables present the interest rate sensitivity of outstanding loans due after one year as of December 31, 2003 (not including contingent loans). See also “Item 5: Operating and Financial Review and Prospects—Results of Operations—Interest Rate Sensitivity.”

As of December 31, 2003
(in millions of constant Ch$ as of December 31, 2003)
Variable Rate
Ch$	93,051
UF	638,967
Foreign currency	131,108

Subtotal	863,127

Fixed Rate
Ch$	697,620
UF	1,889,989
Foreign currency	25,321

Subtotal	2,612,929

Total	3,476,056

Loans by Economic Activity

The following table sets forth at the dates indicated an analysis of our loan portfolio based on the borrower’s principal economic activity. Loans to individuals for business purposes are allocated to their economic activity. The table does not reflect outstanding contingent loans.

	As of December 31,
	2001		2002		2003
	Loan Portfolio	% of Loan Portfolio	Loan Portfolio	% of Loan Portfolio	Loan Portfolio	% of Loan Portfolio
	(in millions of constant Ch$ as of December 31, 2003, except for percentages)
Agriculture, Livestock, Agribusiness, Fishing
Agriculture and livestock	72,042	1.5%	172,141	2.4%	160,692	2.4%
Fruit	45,417	1.0%	60,744	0.8%	54,562	0.8%
Forestry and wood extraction	53,039	1.1%	60,353	0.8%	49,074	0.7%
Fishing	57,886	1.1%	67,199	0.9%	65,376	1.0%

Subtotal	228,384	4.7%	360,437	4.9%	329,704	4.9%

Mining and Petroleum
Mining and quarries	33,808	0.7%	34,097	0.5%	30,443	0.4%
Natural gas and crude oil extraction	30,019	0.6%	921	0.0%	30,081	0.4%

Subtotal	63,827	1.3%	35,018	0.5%	60,524	0.8%

Manufacturing
Tobacco, food and beverages	151,389	3.1%	159,563	2.2%	134,215	2.0%
Textiles, clothing and leather goods	39,951	0.8%	40,911	0.6%	55,264	0.8%
Wood and wood products	63,669	1.2%	83,258	1.1%	38,070	0.6%
Paper, printing and publishing	32,153	0.7%	29,633	0.4%	20,802	0.3%
Oil refining, carbon and rubber	53,862	1.1%	104,417	1.4%	97,111	1.4%
Production of basic metal, non minerals, machine and equipment	129,659	2.7%	119,678	1.6%	105,608	1.6%
Other manufacturing industries	19,826	0.4%	70,236	1.0%	44,152	0.7%

Subtotal	490,509	10.0%	607,696	8.3%	495,222	7.4%

	As of December 31,
	2001		2002		2003
	Loan Portfolio	% of Loan Portfolio	Loan Portfolio	% of Loan Portfolio	Loan Portfolio	% of Loan Portfolio
	(in millions of constant C$ as of December 31, 2003, except for percentages)
Electricity, Gas and Water
Electricity, gas and water	87,497	1.8%	126,535	1.7%	243,008	3.6%

Subtotal	87,497	1.8%	126,535	1.7%	243,008	3.6%

Construction
Residential buildings	316,530	6.5%	320,736	4.4%	251,521	3.7%
Other constructions	148,617	3.1%	129,160	1.8%	184,447	2.7%

Subtotal	465,147	9.6%	449,896	6.2%	435,968	6.4%

Commerce
Wholesale	135,855	2.8%	231,820	3.2%	210,220	3.1%
Retail, restaurants and hotels	465,462	9.6%	566,409	7.7%	423,533	6.2%

Subtotal	601,317	12.4%	798,229	10.9%	633,753	9.3%

Transport, Storage and Communications
Transport and storage	129,300	2.7%	170,975	2.3%	113,216	1.7%
Communications	52,600	1.1%	46,427	0.7%	106,932	1.6%

Subtotal	181,900	3.8%	217,402	3.0%	220,148	3.3%

Financial Services
Financial insurance and companies	699,647	14.4%	606,613	8.3%	448,467	6.6%
Real estate and other financial services	175,211	3.6%	893,868	12.2%	224,392	3.3%

Subtotal	874,858	18.0%	1,500,481	20.5%	672,859	9.9%

Community, Social and Personal Services
Community, social and personal services	746,842	15.4%	1,075,971	14.7%	1,510,999	22.2%

Subtotal	746,842	15.4%	1,075,971	14.7%	1,510,999	22.2%

Consumer Credit	321,931	6.6%	723,518	9.9%	789,258	11.6%
Residential Mortgage Loans	797,722	16.4%	1,419,783	19.4%	1,398,168	20.6%

Total	4,859,934	100.0%	7,314,966	100.0%	6,789,611	100.0%

Foreign Country Outstanding

In the fiscal year ended December 31, 2003, foreign country loans totaled Ch$94,265 million. As of December 31, 2003, no country represents more than 1% of our total assets.

Credit Review Process

Unlike most other Chilean banks, our Risk Division, our credit analysis and risk management group, is largely independent of its Commercial Division. Risk evaluation teams interact regularly with our clients. For larger transactions, risk teams in our headquarters work directly with clients when evaluating credit risks and preparing credit applications. Various credit approval committees, all of which include Risk Division and Commercial Division personnel, must verify that the appropriate qualitative and quantitative parameters are met by each applicant. Each committee’s powers are defined by our Board of Directors.

        In addition, Banco Santander Central Hispano is involved in the credit approval process of our largest loans and borrowers. If a single borrower or an economic group owes us an aggregate amount in excess of US$40 million, any additional loan to such borrower or member of such group must be reviewed by Banco Santander Central Hispano. Once a year, the Executive Committee of Banco Santander Central Hispano reviews those loans booked by us in excess of US$40 million.

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

The following table lists our committees from which credit approval is required depending on total risk exposure:

Approved By	Maximum approval in Thousands of US$
Executive Credit Committee	40,000
Senior Committee	20,000
Large Companies	7,500
Medium-sized companies	5,500
Small Companies	4,500
Real Estate	6,500
Regional Committee	3,500

The Executive Credit Committee is comprised of the Chairman of the Board, two additional Board members, the Corporate Legal Counsel, the CEO, the Manager of Global Banking, the Corporate Director of Risk and two senior members of the Credit Risk department that present the loans being reviewed. This committee reviews the loan positions reviewed by the Senior Credit Committee above US$10 million and approves those loan position greater than US$20 million up to the maximum limit established in the General Banking Law.

The Senior Committee reviews and will either approve or deny transactions in the range of US$4 million to US$20 million that have been previously approved or reviewed by one of the four Business Segment Committees: (i) Large Companies; (ii) Medium-sized Companies; (iii) Small Companies and (iv) Real Estate. In addition, Santander-Chile has established an Internal Small Companies Committee to facilitate the quick approval of smaller loans to companies in this market segment for loans up to US$2.5 million in Santiago and US$3.5 million outside of Santiago. For the lower level committees, credit granting authority varies according to the seniority and experience of the committee members, and the values indicated represent upper limits. All committees include at least two bank officers. For purposes of corporate banking, all credit approval decisions are made by committees.

Our internal control systems require that a significant part of the loan portfolio of each of our commercial units be subject to special supervision on an ongoing basis. The purpose of this special supervision is to maintain constant scrutiny of the portions of the portfolio that represent the greatest risk and to anticipate any deterioration. Based on this ongoing review of the loan portfolio, we believe we are able to detect problem loans and make a decision on client’s status. This includes measures such as reducing or extinguishing a loan, or requiring better collateral from the client. The control systems require that these loans be reviewed at least three times per year.

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

The following table lists Banefe’s personnel from whom credit approval is required, depending upon total risk exposure. All credit approvals are performed by a committee. These attributions are granted based on specific training processes given by the Risk Division and according to the experience and professional background of the employee.

Range in US$ Excludes mortgage loans
Risk Division Manager	Over 12,500
Assistant Risk Division Managers	6,250-12,500
Zone Manager	3,125-6,250
Branch Assistant Manager	1,550-3,125
Credit Analyst	1,170-1,550
Commercial Executive	0-1,170

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

The credit evaluation process is based on an evaluation system known as Garra which is decentralized, automated and is based on a scoring system which incorporates our Credit Risk policies. Operations which cannot be approved by Garra are sent to the Approval Center, a centralized area that carries out yearly analyses and renewals of credit lines and credit cards and evaluates higher risk credits. All credit approvals are performed by a committee. In each branch there is a Credit Committee comprised of the Branch agent and the account executive which can approve loans up to a certain level. The rest of the operations are sent to the Approval Center. Branch officers have the authority to approve loans for up to US$8,000 to individual customers. Above that amount applications must be sent to the Approval Center. The following table lists Santander-Chile’s personnel from whom credit approval is required, depending upon total risk exposure. These attributions are granted based on specific training processes given by the Risk Division and according to the experience and professional background of the employee.

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

New Loan Classification and Reserve Regulations

In accordance with the new regulations, which became effective as of January 1, 2004, the models and methods used to classify our loan portfolio must follow the following guiding principles, which have been established by the Superintendency of Banks and our management and have been approved by our Board.

Under the new classification system, loans are divided into: (i) consumer loans (including loans granted to individuals for the purpose of financing the acquisition of consumer goods or payment of services); (ii) residential mortgage loans (including loans granted to individuals for the acquisition, construction or repair of residential real estate, in which the value of the property covers at least 100% of the amount of the loan); (iii) leasing operations (including consumer leasing, commercial leasing and residential leasing); (iv) factoring operations and (v) commercial loans (includes all loans other than consumer loans and residential mortgage loans).

Models based on the individual analysis of borrowers

Under the new system, models based on the individual analysis of borrowers:

•	Must assign a risk category level to each borrower and its respective loans.

•	Must consider the following risk factors within the analysis: industry or sector of the borrower, owners or managers of the borrower, their financial situation, their payment capacity and payment behavior.

•	Must assign one of the following risk categories to each loan and borrower upon finishing the analysis:

•	Classifications A1, A2 and A3, correspond to borrowers with no apparent credit risk.

•	Classifications B, correspond to borrowers with some credit risk but no apparent deterioration of payment capacity.

•	Classifications C1, C2, C3, C4, D1 and D2 correspond to borrowers whose loans have deteriorated.

For loans classified as A1, A2, A3 and B the board of directors of a bank is authorized to determine the levels of required reserves. For loans classified in Categories C1, C2, C3, C4, D1 and D2, the bank must have the following levels of reserves:

Classification	Estimated range of loss	Reserve
C1	Up to 3%	2%
C2	More than 3% up to 19%	10
C3	More than 19% up to 29%	25
C4	More than 29% up to 49%	40
D1	More than 49% up to 79%	65
D2	More than 79%	90

Models based on group analysis

Under the new system, models based on group analysis:

•	Must be suitable for the evaluation of a large number of borrowers whose individual loan amounts are relatively small. These models are intended to be used primarily to analyze loans to individuals and small companies.

•	Must involve levels of required reserves determined by the Bank, according to the estimated loss that may result from the loans, by classifying the loan portfolio using one or both of the following models:

•	Must be based on the characteristics of the borrowers and their outstanding loans. Borrowers and their loans with similar characteristics will be placed into groups and each group will be assigned a risk level.

•	Must be based on the behavior of a group of loans. Loans with analogous past payment histories and similar characteristics will be placed into groups and each group will be assigned a risk level.

•	The provisioning of consumer and mortgage loans has not been modified from the old version of the risk index. The risk category of these loans is directly related to the amount of days an installment is past due.

	Consumer loans past due status (1)		Residential mortgage loans past due status(1)		Allowances as a percentage of aggregate exposure
Category	From	To	From	To
	(Days)		(Days)
A	—	—	—	—	—%
B	1	30	1	180	1
B-	31	60	181	>181	20
C	61	120	—	—	60
D	121	>121	—	—	90

Additional Reserves

Under the new regulations, banks are permitted to create reserves above the limits described above only to cover specific risks that have been authorized by their board of directors. The concept of voluntary reserves has been eliminated by the new regulation.

The model results in a loan loss reserve to loan ratio that determines the Bank’s minimum amount of reserves. As of March 31, 2004 this ratio was 1.96% compared to a loan loss reserve ratio of 2.15% as of March 2003 and 2.21% as of December 31, 2003. As of March 31, 2004 the Bank loans were classified in the following manner:

Category CH$ million March 31, 2004	% Provision Required	Commercial Loans
A1 & A2	0.0%	3,949,654
A3	0.5%	532,461
B	1.0%	560,304
C1	2.0%	279,118
C2	10.0%	62,912
C3	25.0%	33,686
C4	40.0%	17,854
D1	65.0%	23,905
D2	90.0%	54,265
TOTAL		5,514,160

Note: unconsolidated

Category CH$ million March 31, 2004	% Provision Required	Consumer Loans	Mortgage Loans
A	0.0%	679,796	1,260,291
B	1.0%	220,701	110,461
B-	20.0%	31,315	39,269
C	60.0%	28,160	2,255
D	90.0%	20,998	1
Total		980,971	1,412,278

Note: unconsolidated

Old Loan Classification System

For purposes of classification until year-end 2003, loans are divided into consumer loans, residential mortgage loans and commercial loans (which for these purposes include all loans other than consumer loans and residential mortgage loans). In the case of commercial loans, the classification is based on the estimated losses on all of the loans outstanding to the borrower, as determined by us. In the case of consumer and residential mortgage loans, the extent to which payments are overdue determines the classification. Commercial and consumer loans are rated A, B, B-, C or D, while residential mortgage loans are rated only A, B or B-, except loans purchased from the former Asociacion Nacional de Ahorro y Prestamo, or National Association of Savings and Loans, which may be classified as C or D. Our total exposure to each of our customers and the classification of such customer’s loans are reviewed at least every two months by a loan officer and by the Risk Control Division. In July 1997, the Superintendency of Banks modified the criteria for classifying consumer loans. The current regulations establish the risk classification, and as a consequence the loan allowances, based upon each debtor’s most overdue loans. This new classification takes into account the debtor’s payment behavior, instead of classifying each credit individually. The allowances required for each category of loans, which are established by the Superintendency of Banks, are as follows:

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

	As of December 31, 1999 (in millions of constant Ch$ as of December 31, 2003, except for percentages)
Category	Commercial Loans	Consumer Loans	Residential Mortgage Loans	Total Loans	Percentage of Evaluated Loans
A	1,578,577	275,413	774,278	2,628,268	62.2%
B	1,409,725	17,890	32,897	1,460,512	34.6%
B-	82,279	6,609	8,379	97,268	2.3%
C	17,904	3,586	—	21,490	0.5%
D	14,036	5,029	—	19,065	0.5%
Total of evaluated loans	3,102,521	308,527	815,554	4,226,602	100.0%
Total loans	3,640,606	308,527	815,554	4,764,687
Percentage evaluated	85.2%	100.0%	100.0%	88.7%

	As of December 31, 2000 (in millions of constant Ch$ as of December 31, 2003, except for percentages)
Category	Commercial Loans	Consumer Loans	Residential Mortgage Loans	Total Loans	Percentage of Evaluated Loans
A	1,509,747	279,775	762,186	2,551,708	59.1%
B	1,595,424	19,912	35,011	1,650,347	38.2%
B-	66,336	5,149	9,439	80,924	1.9%
C	20,974	3,475	—	24,449	0.6%
D	8,772	4,421	—	13,193	0.3%
Total of evaluated loans	3,201,253	312,732	806,636	4,320,621	100.0%
Total loans	3,782,714	312,732	806,636	4,902,082
Percentage evaluated	84.6%	100.0%	100.0%	88.1%

	As of December 31, 2001 (in millions of constant Ch$ as of December 31, 2003, except for percentages)
Category	Commercial Loans	Consumer Loans	Residential Mortgage Loans	Total Loans	Percentage of Evaluated Loans
A	1,642,158	286,264	746,363	2,674,785	58.4%
B	1,740,522	20,316	29,753	1,790,591	39.1%
B-	63,067	4,577	9,988	77,632	1.7%
C	16,029	3,790	—	19,819	0.4%
D	13,597	4,672	—	18,269	0.4%
Total of evaluated loans	3,475,373	319,619	786,104	4,581,096	100.0%
Total loans	4,132,543	319,619	786,104	5,238,266
Percentage evaluated	84.1%	100.0%	100.0%	87.5%

	As of December 31, 2002 (in millions of constant Ch$ as of December 31, 2003, except for percentages)
Category	Commercial Loans	Consumer Loans	Residential Mortgage Loans	Total Loans	Percentage of Evaluated Loans
A	2,701,475	588,080	1,290,809	4,580,364	64.2%
B	2,129,888	81,649	94,895	2,306,432	32.3%
B-	108,890	26,079	31,381	166,350	2.3%
C	28,568	18,855	2,696	50,118	0.7%
D	24,459	12,122	2	36,583	0.5%
Total of evaluated loans	4,993,280	726,785	1,419,783	7,139,848	100.0%
Total loans	5,795,130	726,785	1,419,783	7,941,698
Percentage evaluated	86.2%	100.0%	100.0%	89.9%

	As of December 31, 2003 (in millions of constant Ch$ as of December 31, 2003, except for percentages)
Category	Commercial Loans	Consumer Loans	Residential Mortgage Loans	Total Loans	Percentage of Evaluated Loans
A	2,928,976	622,697	1,239,931	4,791,604	69.7%
B	1,593,430	95,294	117,392	1,806,116	26.3%
B-	100,700	30,994	38,490	170,184	2.5%
C	27,968	24,786	2,353	55,107	0.8%
D	31,775	15,487	2	47,264	0.7%
Total of evaluated loans	4,682,849	789,258	1,398,168	6,870,275	100%
Total loans	5,431,206	789,258	1,398,168	7,618,632
Percentage evaluated	86.2%	100.0%	100.0%	90.2%

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

The following table sets forth as of December 31 of each of the last five years the amounts that are current as to payments of principal and interest and the amounts overdue:

Total Loans

The following table sets forth as of December 31 of each of the last five years the amounts that are:

	As of December 31,
	1999	2000	2001	2002	2003
	(in millions of constant Ch$ as of December 31, 2003)
Current	4,615,573	4,799,298	5,140,762	7,690,975	7,391,106
Overdue 1-29 days	47,782	11,357	18,856	43,072	37,273
Overdue 30-89 days	37,465	25,334	9,744	39,211	20,158
Overdue 90 days or more (“past due”)	63,740	66,093	68,904	168,440	170,095
Total loans	4,764,559	4,902,082	5,238,266	7,941,698	7,618,632
Overdue loans expressed as a percentage of total loans	3.1	2.1	1.9	3.2	3.0
Past due loans as a percentage of total loans	1.3	1.3	1.3	2.1	2.2

We suspend the accrual of interest and readjustments on all overdue loans. The amount of interest that would have been recorded on overdue loans if they had been accruing interest was Ch$5,802 million, Ch$13,008 million and Ch$5,470 million for the years ended December 31, 2001, 2002 and 2003, respectively.

Loans included in the previous table which have been restructured and that bear no interest are as follows:

	As of December 31,
	1999	2000	2001	2002	2003
	(in millions of constant Ch$ as of December 31, 2003)
Ch$	7,110	6,576	6,931	8,684	14,070
Foreign currency	489	3,214	10	722	4,532
UF	9,575	3,877	6,409	3,193	2,893
Total	17,174	13,667	13,350	12,599	21,495

The amount of interest that would have been recorded on these loans for the years ended December 31, 2001, 2002 and 2003 if these loans had been earning a market interest rate was Ch$1,967 million, Ch$1,407 million and Ch$2,286 million, respectively.

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

Category	Allowance Percentage
A	—%
B	1
B-	20
C	60
D	90

The risk index itself is then computed by dividing (1) the aggregate amount so computed by (2) the aggregate amount (i.e., the outstanding principal (whether or not past due) and accrued and unpaid interest) of all evaluated loans.

For the Year Ended December 31,	Risk Index
2003	1.88%

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

Additional Loan Loss Allowances

These allowances correspond to:

•	special allowances related to consumer loans and mortgage loans, which consider variables other than the client’s payment behavior;

•	special allowances related to non-classified commercial loans, which are calculated on an aggregated basis considering variables, such as the payment behavior of the client with us and within the financial system, and existing guarantees; and

•	allowances for country risks for certain international transactions.

In the new loan classification system in place in 2004, the concept of additional loan loss reserves no longer exists.

Voluntary Loan Loss Allowances

We have continued to follow a conservative policy regarding our voluntary loan loss allowances, which have been reduced more slowly in order to provide for any losses that might arise from unforeseen circumstances.

In the new loan classification system in place in 2004, the concept of voluntary loan loss reserves no longer exists.

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

	As of December 31,
	1999	2000	2001	2002	2003
	(in millions of constant Ch$ as of December 31, 2003, except for percentages)
Reserves based on the requirements of the Superintendency of Banks	72,422	67,159	70,716	133,420	143,230
Reserves based on 0.75%	35,735	36,766	39,287	59,563	57,140
Individual and global loan loss allowances	85,549	82,007	84,685	156,467	167,869
Minimum reserves required	85,549	82,007	84,685	156,467	167,869
Voluntary reserves	10,648	10,808	13,505	12,784	357

Total loan loss allowances	96,197	92,815	98,190	169,251	168,226

Total loan allowances as a percentage of total loans	2.0%	1.9%	1.9%	2.1%	2.2%

Analysis of Substandard Loans and Amounts Past Due

The following table analyzes our substandard loans (i.e., all of the loans included in categories B-, C and D) and past due loans and the allowances for loan losses existing at the dates indicated.

	As of December 31,
	1999	2000	2001	2002	2003
	(in millions of constant Ch$ as of December 31, 2003, except for percentages)
Total loans	4,764,687	4,902,082	5,238,266	7,941,698	7,618,632
Substandard loans	137,822	118,566	115,720	253,051	272,555
Substandard loans as a percentage of total loans	2.89%	2.42%	2.21%	3.19%	3.58%

Amounts past due(1)	63,742	66,093	68,904	168,440	170,095
To the extent secured(2)	21,512	20,064	20,004	63,462	58,173
To the extent unsecured	42,230	46,029	48,900	104,978	111,922

Amounts past due as a percentage of total loans	1.34%	1.35%	1.32%	2.12%	2.23%
To the extent secured(2)	0.45%	0.41%	0.39%	0.80%	0.76%
To the extent unsecured	0.89%	0.94%	0.93%	1.32%	1.47%
Reserves for loans losses as a percentage of:
Total loans	1.96%	1.84%	1.87%	2.13%	2.21%
Total loans excluding contingent loans	2.20%	2.00%	2.02%	2.31%	2.48%
Total amounts past due	150.90%	140.40%	142.50%	100.48%	98.90%
Total amounts past due-unsecured	227.80%	201.70%	200.80%	161.23%	150.31%

(1)	In accordance with Chilean regulations, past due loans that are 90 days or more overdue as to any payments of principal or interest.
(2)	Security generally consists of mortgages on real estate, pledges of marketable securities, letters of credit or cash.

Analysis of Loan Loss Allowances

The following table analyzes our loan loss allowances charged to income and changes in the allowances attributable to write-offs, new allowances, allowances released, allowances on loans acquired and the effect of price-level restatement on loan loss allowances.

	For the Year Ended December 31,
	1999	2000	2001	2002	2003
	(in millions of constant Ch$ of December 31, 2003, except for percentages)
Loan loss allowances at beginning of period	67,431	96,197	92,815	98,190	169,251
Increase in loan allowance due to the Merger	694	—	—	67,801	—
Charge-offs	(38,715)	(45,749)	(39,438)	(81,308)	(100,230)
Allowances established	68,496	46,688	49,734	103,440	125,216
Allowances released(1)	—	—	(2,131)	(14,101)	(24,414)
Price-level restatement(2)	(1,709)	(4,319)	(2,790)	(4,771)	(1,597)

Loan loss allowances at end of period	96,197	92,815	98,190	169,251	168,226

Ratio of write-offs to average loans	0.8%	0.9%	0.8%	1.0%	1.3%
Loan loss allowances at end of period as a percentage of total loans	2.0%	1.9%	1.9%	2.1%	2.2%

(1)	Represents the aggregate amount of loan loss allowances released during the year as a result of write-offs, recoveries or a determination by management that the level of risk existing in the loan portfolio has been reduced.
(2)	Reflects the effect of inflation on the allowances for loan losses at the beginning of each period, adjusted to constant pesos as of December 31, 2003.

The following tables shows charge-offs by Santander-Chile by type of loan:

	For the Year Ended December 31,
	1999	2000	2001	2002	2003
	(in millions of constant Ch$ as of December 31, 2003)
Consumer loans	4,669	13,058	13,991	36,531	57,107
Residential Mortgage loans	535	535	957	2,343	4,490
Commercial loans	33,511	32,156	24,490	42,434	38,633

Total	38,715	45,749	39,438	81,308	100,230

The following tables shows recoveries by Santander Chile by type of loan:

	For the Year Ended December 31,
	1999	2000	2001	2002	2003
	(in millions of constant Ch$ as of December 31, 2003)
Commercial recoveries	1,829	4,128	4,018	10,089	15,024
Consumer loans	3,314	3,844	5,115	13,913	17,495
Mortgage recoveries	112	118	390	1,306	1,387
Recoveries of loans reacquired from the Central Bank	3,639	1,354	2,261	66	15

Total	8,894	9,444	11,784	25,374	33,921

Based on information available regarding our debtors, we believe that our loan loss allowances are sufficient to cover know potential losses and losses inherent in a loan portfolio of the size and nature of our loan portfolio.

Allocation of the Loan Loss Allowances

The following tables set forth, as of December 31 of each of the last five years, the proportions of our required minimum loan loss allowances that were attributable to our commercial, consumer and residential mortgage loans, and the amount of voluntary allowances (which are not allocated to any particular category) at each such date.

	As of December 31, 1999				As of December 31, 2000
	Allowance amount(1)	Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Loans in category as percentage of total loans(2)	Allowance amount(1)	Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Loans in category as percentage of total loans(2)
Commercial loans	66,965	1.8%	1.4%	76.4%	64,050	1.7%	1.3%	77.2%
Consumer loans	15,626	5.1%	0.3%	6.5%	14,710	4.7%	0.3%	6.4%
Residential mortgage loans	2,958	0.4%	0.1%	17.1%	3,247	0.4%	0.1%	16.4%
Total allocated allowances	85,549	1.8%	1.8%	100.0%	82,007	1.7%	1.7%	100.0%
Total non-allocated allowances	10,648	0.2%	0.2%		10,808	0.2%	0.2%
Total allowances	96,197	2.0%	2.0%		92,815	1.9%	1.9%

	As of December 31, 2001				As of December 31, 2002
	Allowance amount(1)	Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Loans in category as percentage of total loans(2)	Allowance amount(1)	Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Loans in category as percentage of total loans(2)
Commercial loans	66,474	1.6%	1.3%	78.9%	106,261	1.83%	1.34%	72.97%
Consumer loans	15,132	4.7%	0.2%	6.1%	37,108	5.11%	0.47%	9.15%
Residential mortgage loans	3,078	0.4%	0.1%	15.0%	9,679	0.68%	0.12%	17.88%
Total allocated allowances	84,684	1.6%	1.6%	100.0%	153,048	1.93%	1.93%	100.00%
Leasing	—	—	—	—	3,418	0.05%	0.04%	—
Total non-allocated allowances	13,506	0.3%	0.3%		12,785	0.15%	0.16%
Total allowances	98,190	1.9%	1.9%		169,251	2.13%	2.13%

	As of December 31, 2003
	Allowance amount(1)	Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Loans in category as percentage of total loans(2)
Commercial loans	107,234	1.97%	1.41%	66.42%
Consumer loans	43,914	5.56%	0.57%	27.21%
Residential mortgage loans	10,291	0.74%	0.14%	6.37%
Total allocated allowances	161,439	2.12%	2.12%	100.00%
Leasing	6,430	0.08%	0.08%	—
Total non-allocated allowances	357	0.01%	0.01%
Total allowances	168,226	2.21%	2.21%

(1)	In millions of constant Chilean pesos as of December 31, 2003.
(2)	Based on our loan classification, as required by the Superintendency of Banks for the purpose of determining the loan loss allowance.

E. Research and Development, Patents and Licenses, etc.

We do not currently conduct any significant research and development activities.

F. Trend Information

In the first months of 2004 the growth of Chile’s economy continued to gain momentum. The main reason for this better than expected growth continues to be the recovery of internal demand as a result of an improvement in unemployment figures and the positive effects on demand and investment of the low interest rate environment.

In the first quarter of 2004, net income totaled Ch$51,277 million (Ch$0.27 per share and US$0.45/ADR), increasing 26.6% when compared to the first quarter of 2003. The Bank’s return on average capital increased to 20.1% in the first quarter of 2004 compared to 17.0% in the first quarter of 2003. In the same period the ROE for the Chilean financial system reached 18.1%. Our efficiency ratio improved to 43.2% in the first quarter of 2004 compared to 45.8% in first quarter 2003 and 52.3% for the Chilean banking sector.

The Bank’s results in the first quarter reflect the shift of the Bank away from merger-related activities to commercial growth. This was also aided by the recovery of the economy, which has fuelled demand for bank products. As of March 31, 2004, total loans, excluding interbank loans, increased 6.5% compared to year-end 2003. The Bank’s market share rose from 22.6% as of December 31, 2003 to 23.3% as of March 31, 2004. The strong growth rate of Chile’s export sector has fueled growth of the Bank’s foreign trade business. This is reflected in the 43.1% increase in foreign trade loans and the 16.2% rise in contingent operations since the beginning of the year. At the same time, loan growth in high yielding retail products has also been steadily rising. Demand for loans by individuals continue to pick up as interest rates have become more attractive and unemployment levels have shown some improvement. The conclusion of merger-related distractions has also led to an improvement in productivity in the branch network as commercial executives have been able to dedicate more time to selling bank products. Consumer loans grew 5.6% between March 31, 2004 and year-end 2003 and 13.3% in 12 months. Leasing loans grew 6.4% since the beginning of the year and 7.5% in 12 months.

The greater commercial activity was also apparent in the growth of the Bank’s funding activities. Total customer funds increased 13.0% between the fourth quarter of 2003 and the first quarter of 2004. Time deposits increased 8.5% since the beginning of the year. Negative inflation and low interest rates positively impacted the balance of non-interest bearing deposits which grew 15.4% between the end of the fourth quarter of 2003 and the first quarter of 2004. The Bank has also been proactively encouraging clients to invest in mutual funds instead of short-term deposits as mutual funds offer better yields and the Bank generates fee income. Mutual funds under management increased 23.4% at the end of the first quarter of 2004 compared to the end of the fourth quarter of 2003, and increased 50.8% from December 31, 2002 to December 31, 2003.

Asset quality improved in the quarter. Total provisions for loan losses, net of loan loss recoveries, decreased 41.5% compared to first quarter 2003. Past due loans at March 31, 2004 decreased 10.6% compared to December 31, 2003 and 17.5% compared to March 31, 2003. As a result the coverage ratio of past due loans improved to 104.8% compared to 99.1% as of December 31, 2003 and 93.3% as of March 31, 2003.

Net financial income in the first quarter of 2004 decreased 4.8% compared to first quarter 2003 and the net interest margin remained stable at 4.3%. The negative effects of low interest rates and inflation on the Bank’s margin were partially offset by the improved asset and funding mix.

The Bank’s net fee income rose 4.1% compared to first quarter 2003. This rise was due to an increase in fees mainly from the Bank’s subsidiaries. Mutual funds fees increased 27.0% compared to first quarter 2003. The Bank increased the dedicated sales force of the mutual fund subsidiary and proactively redirected time deposits to mutual funds. At the same time, insurance brokerage fees rose 82.9% in the first quarter of 2004 compared to first quarter 2003. The sale of insurance products through our branch network has also continued to grow strongly.

In the first quarter of 2004, fees from contingent loan operations increased 32.4% compared to first quarter 2003. The Bank also recognized important growth in fees from guarantees and contingent operations related to foreign trade operations.

Operating expenses decreased 2.9% in the first quarter of 2004 compared to first quarter 2003. Personnel expenses decreased 1.4% and administrative expenses fell 6.5%. The main driver of the positive evolution of the Bank’s cost were the savings and synergies produced by the merger.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Directors

Administration is conducted by our board of directors, which, in accordance with our by-laws, consists of 11 directors and two alternates who are elected at annual ordinary shareholders’ meetings. The current members of the board of directors were elected by the shareholders in the extraordinary shareholders’ meeting held on July 18, 2002. Members of the board of directors are elected for three-year terms. The term of each of the current board members expires on April of 2005. Cumulative voting is permitted for the election of directors. The board of directors may appoint replacements to fill any vacancies that occur during periods between elections. If any member of the board of directors resigns before his or her term has ended, and no other alternate director is available to take the position at the next annual ordinary shareholders’ meeting a new replacing member will be elected. In 2003 Lucía Santa Cruz replaced Victor Barallat and Fernando Cañas was appointed Alternate Director in replacement of José Juan Ruíz. These appointments were ratified in the Annual Shareholders’ Meeting held on April 20, 2004. Our executive officers are appointed by the board of directors and hold office at its discretion. Scheduled meetings of the board of directors are held monthly. Extraordinary meetings can be held when called in one of three ways: by the Chairman of the board of directors, by three directors with the consent of the Chairman of the board of directors or by six directors.

Our current directors are as follows:

Directors	Position	Committees	Term Expires
Mauricio Larraín Garcés	Chairman and Director	Asset and Liability Committee Executive Credit Committee Marketing and Communications Committee	April 2005
Marcial Portela Alvarez	First Vice Chairman and Director	—	April 2005
Benigno Rodríguez Rodríguez	Second Vice Chairman and Director	Auditing Committee Directors Committee	April 2005
Víctor Arbulú Crousillat	Director	Auditing Committee Directors Committee	April 2005
Juan Colombo Campbell	Director	Auditing Committee Directors Committee	April 2005
Lucía Santa Cruz Sutil	Director	—	April 2005
Juan Andrés Fontaine Talavera	Director	Asset and Liability Committee	April 2005
Gerardo Jofré Miranda	Director		April 2005
Roberto Méndez Torres	Director	Executive Credit Committee Marketing and Communications Committee	April 2005
Carlos Olivos Marchant	Director	Executive Credit Committee	April 2005
Roberto Zahler Mayanz	Director	Asset and Liability Committee	April 2005
Raimundo Monge Zegers	Alternate Director	—	April 2005
Fernando Cañas Berkowitz	Alternate Director	—	April 2005

Mauricio Larraín Garcés is our Chairman. He is a member of the Asset and Liability Committee, the Executive Credit Committee and the Marketing and Communication Committee. He is the former Executive Vice Chairman of the Board of Directors of Old Santander-Chile. He is also First Vice Chairman of Santander Chile Holding S.A. and President of Santander Inversiones S.A. and Universia Chile S.A. He is a Director of the Asociación de Bancos e Instituciones Financieras de Chile. Mr. Larraín began working at Santander Chile in 1989. Previous to that he was Intendente of the Superintendency of Banks, Manager of External Debt at the Banco Central de Chile and a Senior Finance Specialist at the World Bank in Washington. He holds degrees in Economics (Candidate) and in Law from Universidad Católica de Chile and from Harvard University.

Marcial Portela Alvarez became a Director on May 6, 1999 and Vice Chairman of the board on May 18, 1999. He currently oversees all of Banco Santander Central Hispano’s investments in Latin America and was the Director of Administration (Medios) at Banco Santander from November 1998 until the formation of Banco Santander Central Hispano. In the past, he was the CEO of Telefónica Internacional, Vice Chairman of Telefonica España and the Managing Director of Banco Argentaria and also worked at several other banks, including Banco Exterior, Caja Postal, Banco Hipotecario and BBV. Mr. Portlea is also a member of the Advisory Council of the University of Chicago and a professor at Universidad Deusto. Mr. Portela holds a degree in Sociology from the University of Lovaina and a Political Science degree from the Universidad de Madrid.

Benigno Rodríguez Rodríguez became a Director on March 19, 1996. He is a member of the Directors Committee and the Auditing Committee. He served as Vice Chairman of the Board of Santiago from April 17, 2002 through the date the merger was consummated. Before that he served as Santiago’s Director of Management Information Systems. Currently, he is also President of Altec Chile and a director of Teatinos Siglo XXI. Mr. Rodriguez holds a degree in Economics from the Universidad Complutense of Madrid.

Víctor Arbulú Crousillat became a Director on May 6, 1999. He is a member of the Directors Committee and the Auditing Committee. He was a Managing Director of JPMorgan, member of its European management committee and Chief Executive Officer for Spain and Portugal from 1988 until 1998. He has worked for JPMorgan for over 25 years in various positions in Europe, North America and South America. Mr. Arbulu holds a degree in Engineering and a Masters of Business Administration.

Juan Colombo Campbell is professor and former Dean of the Law School of the Universidad de Chile. Mr. Colombo is President of Chile’s Constitutional Court. He is also President of the Comisión de Códigos de la República de Chile. He presides the Directors Committee and the Auditing Committee. He is a former member of the Board of Old Santander-Chile, to which he was appointed in 1985 and previous to that Mr. Colombo was General Counsel and Chief Executive Officer of Old Santander-Chile. Mr. Colombo also serves as a Director of AFP Summa Bansander S.A. Mr. Colombo holds a law degree from Universidad de Chile.

Lucía Santa Cruz Sutil became a Director on August 19, 2003. Ms. Santa Cruz holds a degree in History and a Masters Degree in Philosophy from Oxford University. She has been a Director of the Political Economy Institute of Universidad Adolfo Ibañez since 2001. Ms. Santa Cruz is also on the Board of Compañía de Seguros Generales y de Vida La Chilena Consolidada and Minera Escondida. She is also on the Advisory Board of Nestle Chile and the Fundación Educacional Santa Teresa de Avila. She is also a member of the Self-Regulation Committee for Insurance Companies in Chile.

Juan Andrés Fontaine Talavera became a Director on February 26, 1998. He is a member of the Asset and Liability Committee. He is a senior partner at Juan Andrés Fontaine y Asociados, an economic consulting firm in Chile, a board member of several companies and a professor at the Catholic University in Chile. Mr. Fontaine is also a researcher for the Instituto de Libertad y Desarrollo and the Centro de Estudios Públicos. Prior to that he was Chief Economist at the Central Bank of Chile. Mr. Fontaine holds a degree in Economics from the Catholic University of Chile and a Masters degree in Economics from the University of Chicago.

Gerardo Jofré Miranda is a former member of the Board of Old Santander-Chile, to which he was appointed in 1991 and became Second Vice Chairman of its Board of Directors in March 1996. He is also Director of AFP Summa Bansander S.A. and Universia Chile S.A. He holds a degree in Business from Universidad Católica de Chile.

Roberto Méndez Torres is a former member of the Board of Old Santander-Chile, to which he was appointed in 1996. He is a member of the Executive Credit Committee and the Marketing and Communication Committee. He is also Director of AFP Summa Bansander S.A. He is a professor of Economics at Universidad Católica de Chile. He has been Advisor to Grupo Santander Chile since 1989. Mr. Méndez is President and Director of Adimark Chile. He graduated with a degree in Business from Universidad Católica de Chile, and holds an MBA and a Ph.D. from the Graduate School of Business at Stanford University.

Carlos Olivos Marchant became a Director on April 15, 1987. He is a member of the Executive Credit Committee. He was Chairman of the Board of Santiago from May, 1999 until the date of the merger. Prior to that, he was Vice Chairman of the board since March 31, 1998. He is a partner in the law firm Guerrero, Olivos, Novoa y Errazuriz. From 1981 to 1983, Mr. Olivos served as General Counsel of the Central Bank of Chile, and from 1984 to 1986 he served as Chairman of the board of directors of Banco Osorno. Mr. Olivos holds a law degree from the Universidad de Chile and a Masters of Jurisprudence from New York University School of Law.

Roberto Zahler Mayanz became a Director on August 31, 1999. He is a member of the Asset and Liability Committee. Currently, he is President of Zahler & Co, a consulting firm. He is also on the Advisory Board of Deutsche Bank Americas Bond Fund, a board member of the Quota Formula Review Committee of the International Monetary Fund and a member of the CLAAF or the Latin American Committee for Financial Affairs. He has also provided technical assistance to various countries in Latin America and Indonesia and serves as a consultant for the World Bank, the IDB, the IMF and the International Bank of Settlements. Mr. Zahler was a member of the board of the Central Bank of Chile from December 1989 to June 1996, where he served as Chairman of the board from December 1991 until June 1996. Mr. Zahler holds a degree in Business Administration from the Universidad de Chile and a Masters and a Ph.D. in Economics from the University of Chicago.

Raimundo Monge Zegers. became an Alternate Director on April 29, 2003. He is Corporate Director of Strategic Planning for Grupo Santander-Chile and is CEO of Santander-Chile Holding S.A. and Teatinos Siglo XXI S.A. He is also President of Santander S.A. Sociedad Securitizadora and Santander Factoring S.A. He is a director of Santander Multimedios S.A. and Bansa Santander S.A. and an alternate director of Universia Chile S.A. Mr. Monge has a degree in business from the Universidad Católica de Chile and a MBA from the University of California, Los Angeles.

Fernando Cañas Berkowitz. became Alternate Director in August 2003. Mr. Cañas is Managing Director of Grupo Santander’s means of payment business in Latin America. Mr. Cañas is also President of Santiago Leasing S.a. Mr. Cañas has also been the President of MasterCard International for Latin America and the Caribbean. Previously Mr. Cañas was Chief Executive Officer of the Bank and joined us as Vice Chairman of the board on October 31, 1996. Mr. Cañas was a Director of Operations of Banco O’Higgins from 1983 through October 1996 and served as its Chief Executive Officer from 1992 to October 1996. He holds a degree in Business Administration and Accounting from the Universidad de Chile.

Senior Management

Our senior managers are as follows:

Senior Manager	Position	Date Appointed
Oscar von Chrismar	Chief Executive Officer	August 1, 2003
José Manuel Pascual†	Corporate Director of Credit Risk	July 18, 2002
David Turiel†	Corporate Financial Controller	July 18, 2002
Manuel Dato†	Corporate Director of Internal Audit	July 18, 2002
Roberto Jara	Chief Accounting Officer	July 18, 2002
Ignacio Ruíz-Tagle	Global Banking	July 18, 2002
Andres Roccatagliata	Retail Banking	October 31, 2002
Fernando Massú	Treasury	July 18, 2002
Alejandro Cuevas	Banefe Consumer Division	July 18, 2002
Osvaldo Barrientos	Means of Payment	July 1, 2003
José Manuel Manzano†	Corporate Director Human Resources	October 31, 2002
Gonzalo Romero	General Counsel	July 18, 2002
Juan Fernández	Administration and Operations	July 18, 2002

†	Not an employee of Santander Chile

Oscar von Chrismar C. became the CEO of Santander-Chile in August 2003 after being Manager of global Banking following the merger. Prior to that he was the former CEO of Old-Santander Chile since September 1997, after being General Manager of Banco Santander-Peru since September 1995. Mr. von Chrismar is also President of Santander S.A. Agente de Valores and a director of Santiago Leasing S.A. Prior to that, Mr. von Chrismar was the manager of the Finance Division of Santander-Chile, a position he had held since joining Santander-Chile in 1990. Mr. von Chrismar holds an Engineering degree from the Universidad de Santiago de Chile.

José Manuel Pascual became Director of the Risk Division in March 1997. Mr. Pascual is not an employee of Santander-Chile and we do not pay any fees for his services. Mr. Pascual is also a Director of Santander S.A. Sociedad Securitizadora. Mr. Pascual has served in various senior positions in Santander Chile and Banco Santander Central Hispano since 1973. Mr. Pascual is a financial expert, and holds a business degree from the IESE in Barcelona, Spain.

David Turiel is the Corporate Financial Controller of Santander Chile, which is in charge of the Accounting and Financial Control Departments. Mr. Turiel is not an employee of Santander-Chile and we do not pay any fees for his services. He has held this position since December 2001. Previously, Mr. Turiel was Financial Controller of Banco Santander Brazil and Director of Market Risks and Manager of Auditing in Spain. Mr. Turiel has an Economics and Business degree from the Universidad Complutense of Madrid.

Manuel Dato is the Corporate Director of Internal Auditing, a position he has held since May 2002. Mr. Dato is not an employee of Santander -Chile and we do not pay any fees for his services. Previously, Mr. Dato was Director of Internal Auditing in Banco Rio in Argentina and Banco de Venezuela. Mr. Dato has served in various senior positions in Banco Santander Central Hispano since 1973, including Manager of the Branch network in Valencia and Seville. Mr. Dato holds a law degree from the Universidad of Valencia.

Roberto Jara is our Chief Accounting Officer. He is the former Chief Accounting Officer at Old Santander-Chile, a position he held from March 1998 until August 2002, when the merger with Santiago was consummated. He joined Old Santander-Chile in 1978, and held several positions there such as Sub-Manager of Budget and Costs and Chief of IT Projects. Mr. Jara is a CPA and holds a degree in Tax Management from Universidad Adolfo Ibañez.

Andrés Roccatagliata is our Retail Banking Manager. He is the former manager of Old Santander-Chile’s Retail Division, a position he held from 1999 until August 2002, when the merger with Santiago was consummated. Mr. Roccatagliata is also a director of Santander S.A. Administradora de Fondos Mutuos. Prior to that he served as Manager of Distribution of Old Santander-Chile in June 1997 and was responsible for the branch network of Old Santander-Chile. From 1993 to 1997, Mr. Roccatagliata was the Commercial Manager of Banefe. Before that, he was a Regional and Branch Manager from 1987 to 1990. Mr. Roccatagliata holds a degree in business from the Universidad de Santiago and an MBA from the Universidad Adolfo Ibáñez.

Fernando Massú Taré is the Manager of our Treasury and Finance Division since the merger. He is the former manager of the Treasury and Finance Division of Old-Santander Chile, a position he held since May 1995. Mr. Massú is also a Director of Santander S.A. Administradora de Fondos Mutuos. From September 1992 until May 1995 he was Treasurer at Banco de Comercio e Industria, a Portuguese affiliate of Banco Santander Central Hispano, S.A., and prior to that he was a Vice-President at Citibank, Chile. Mr. Massú, a graduate of Universidad Técnica Federico Santa María, holds a degree in Business Administration.

Alejandro Cuevas became Manager of the Banefe Division of Santander-Chile in January 2000. Prior to that he was the Commercial Manager of Banefe between May 1997 and December 1999 and Marketing Manager of Banefe from March 1995 to May 1997. Mr. Cuevas has a Business degree from Universidad de Chile.

Osvaldo Barrientos became Manager of the Means of Payment business which includes our credit card and debit card business in July 2003. Mr. Barrientos joined Banefe in 1994 and in 1999 was named manager of Banefe’s Client Division Mr. Barrientos has a Civil Engineer degree from Universidad de Chile.

José Manuel Manzano was appointed Corporate Director of Human Resources for Santander-Chile on October 31, 2002. Mr. Manzano is not an employee of Santander-Chile and we do not pay any fees for his services. Previously he served as Manager of Human Resources for Old Santander-Chile since 1999. Prior to that he was

General Manager of Santander Fund Management and Managing Director of Bancassurance. He is also a Director of Santander Chile Holding. Mr. Manzano holds an MBA and a degree in Business from Universidad Católica de Chile.

Gonzalo Romero is our General Counsel, a position he has held since July 18, 2002. He is also a director of Santander S.A. Sociedad Securitizadora. Mr. Romero, a lawyer, joined Old Santander-Chile in February 1997 as General Counsel. He had been General Manager of Banco Concepción from 1991 to 1996 and General Counsel of Banco Concepción from 1986 to 1990. He has a Degree in Law from the Universidad de Chile.

Juan Fernández is our manager of Administration and Operations. He is the former Manager of Administration and Cost Control of Old Santander-Chile, a position he held since April 1999 until August 2002, when the merger with Santiago was consummated. Mr. Fernández is also Director of Santander Chile Holding S.A. and Santander S.A. Sociedad Securitizadora. Previously Mr. Fernández served as Manager for Accounting and Administration of Old Santander-Chile since January 1993. Prior to that Mr. Fernández was at Banchile Agencia de Valores y Subsidiarias, and at JPMorgan in Santiago and Madrid.

B. Compensation

For the year ended December 31, 2003, the aggregate amount of compensation paid by Santander-Chile to all of its directors was Ch$314 million including attendance fees and monthly stipends. For the year ended December 31, 2003, the aggregate amount of compensation paid by Santander-Chile to all of its executive officers and managers was Ch$21,513 million. In the annual shareholder meeting of Santander-Chile held on April 20, 2004, a monthly stipend per director of UF 182 (Ch$3.1 million or approximately US$5,137) was approved by shareholders. This amount will be incremented by UF 22 per month (Ch$372,240 or approximately US$621) if a Board member is named to one or more committees in Santander-Chile. This arrangement does not preclude making other payments to directors for specific consulting assignments in their field of expertise.

We do not pay any contingent or deferred compensation and there is no stock option or profit-sharing plan for our administrative, supervisory or management personal. Furthermore nothing was set aside or accrued by us to provide pension, retirement or similar benefits for its Directors and executive officers.

We pay bonuses to our administrative, supervisory or management personnel based on pre-defined goals (mainly commercial but also including items such as customer satisfaction) and our overall performance in the year. Santander-Chile currently does not have any profit-sharing arrangements with its employees. There is no system for the granting of options or securities to employees. These bonuses are provisioned for monthly, according to the degree of accomplishment of our budget. We also give bonuses throughout the year to commercial teams for performance in other commercial contests.

C. Board Practices

Summary Comparison of Corporate Governance Standards and New York Stock Exchange Listed Company Standards

As a “Foreign Private Issuer” under the United States Securities Exchange Act of 1934 that is listed on the New York Stock Exchange (“NYSE”), we are required to provide a brief general summary of the significant ways in which our corporate governance standards, which are dictated by Chilean corporate law, differ from those followed by U.S. companies under NYSE listing standards.

Please note that because more than 50% of our voting power is held by another company, Banco Santander Central Hispano, S.A., we would be permitted to elect certain exemptions under NYSE corporate governance standards. Specifically, as a U.S. company we could elect to be exempted from the requirements (i) that we have a majority of independent directors (as defined by the NYSE), (ii) that we have a nominating/ corporate governance committee meeting certain conditions, and (iii) that we have a compensation committee meeting certain requirements. Because as a U.S. company we would not be required to follow these standards, we do not discuss the differences, if any, between these provisions and our own corporate governance procedures in the table below.

The table below summarizes the significant differences between our corporate governance standards and those required by the NYSE for listed U.S. companies.

NYSE Listed Company Requirement	Santander Chile Corporate Governance Standard
Non-management directors must meet at regularly scheduled executive sessions without management.	Under Chilean law, a company’s executive officers may not serve as such company’s directors. As a result, our board consists entirely of “non-management” directors, making separate meetings unnecessary.

Shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto.	Because our compensation policies do not provide for equity compensation, such shareholder votes currently are not necessary. However, shareholders would not be entitled to vote if we chose to implement an equity compensation plan in the future.

Listed companies must adopt and disclose corporate governance guidelines.	We follow the corporate governance guidelines established under Chilean laws, a summary of which is included in this 20-F.

Listed companies must adopt and disclose a code of business conduct and ethics for directors and employees, and promptly disclose any waivers of the code for directors or executive officers.	We have a code of business ethic and conduct which must be signed by all employees and are included as exhibits to this 20-F.

Summary of Corporate Governance Standards

Santander-Chile has adopted diverse measures to promote good corporate governance. Among the measures adopted are:

•	Board of Directors mainly composed of professionals not related to Santander Central Hispano, our parent company.

•	Active participation of Directors in main committees of the Bank.

•	All personnel must subscribe to a code of ethics and good conduct. Those who interact directly with the capital markets must also subscribe to an additional code of conduct.

•	Segregation of functions in order to assure adequate of risks. Commercial areas separated from back office areas. Risk management independent of commercial areas. Main credit decisions taken in committees.

•	Internal Auditing Area clearly independent from the Administration.

•	The Bank also has an Internal Compliance Division that oversees the fulfillment of the Bank’s codes of conduct.

Santander-Chile has a commitment to transparency. This includes:

•	Equal treatment for all shareholders. One share = one vote.

•	Monthly publication of the Bank’s results by the Superintendency of Banks.

•	Quarterly report of a detailed analysis of Bank results published by us 30 days after the close of each quarter.

•	Quarterly conference call open to the public.

•	All information relevant to the public available immediately on the web page www.santandersantiago.cl.

•	Ample and periodic coverage of Bank by international and local stock analysts.

•	The Bank has five credit risk ratings by five independent rating agencies, local and international.

Directors Committee

Board member	Position in Committee
Juan Colombo C.	Chairman
Benigno Rodríquez. R.	Vice Chairman
Víctor Arbulú.C.	Member

None of the members of our Board of Directors has a service contract which entitles any Director to any benefits upon termination of employment with Santander-Chile.

The Directors Committee is comprised of three members of the board of directors and, as invited members, the Chief Executive Officer, our General Counsel and the General Auditor. The Directors Committee’s primary responsibility is to support the board of directors in the continuous improvement of our system of internal controls, which includes reviewing the work of both the external auditors and the Internal Audit Department. The committee is also responsible for analyzing observations made by regulatory entities of the Chilean financial system about us and for recommending measures to be taken by our management in response. The external auditors are recommended by the Directors Committee to our board of directors and appointed by our shareholders at the annual shareholders’ meeting.

Auditing Committee

The Auditing Committee is comprised of three members of the board of directors and, as invited members, the Chief Executive Officer, our General Counsel and the General Auditor.

Board member	Position in Committee
Juan Colombo C.	Chairman
Benigno Rodríquez. R.	Vice Chairman
Victor Arbulu.C.	Member

None of the members of our Board of Directors has a service contract which entitles any Director to any benefits upon termination of employment with Santander-Chile.

The audit committee is responsible for:

•	Presenting to the Directors’ Committee or the board of directors a list of candidates for the selection of an external auditor

•	Presenting to the Directors’ Committee or the board or directors a list of candidates for the selection of rating agencies

•	Overseeing and analyzing the results of the external audit and the internal reviews

•	Coordinating the activities of internal auditing with the external auditors’ review

•	Analyzing the interim and year-end financial statements and reporting the results to the board of directors

•	Analyzing the external auditors’ reports and their content, procedures and scope

•	Analyzing the rating agencies’ reports and their content, procedures and scope

•	Obtaining information regard the effectiveness and reliability of the internal control systems and procedures

•	Analyzing the information systems performance, its sufficiency, reliability and use in connection with decision-making processes

•	Obtaining information regarding compliance with the company’s policies regarding the due observance of laws, regulations and internal rules to which the company is subject

•	Obtaining information and resolve conflict interest matters and investigating suspicious and fraudulent activities

•	Analyzing the reports of the inspection visits, instructions and presentations of the Superintendency of Banks

•	Obtaining information, analyzing and verifying the company’s compliance with the annual audit program prepared by the internal audit department

•	Informing the board of directors of accounting changes and their effect

Asset and Liability Committee

Board member	Position in Committee
Mauricio Larraín.	Chairman
Roberto Zahler.	Member
Juan Andrés Fontaine.	Member

The Comité de Activos y Pasivos or the Asset and Liability Committee (the “ALCO”), following guidelines set by the Board of Directors, Santander Central Hispano’s Global Risk Department, is responsible for establishing Santander-Chile’s policies, procedures and limits with respect to market risks and monitors the overall performance in light of the risks assumed. The ALCO constantly monitors whether these policies are fulfilled. Santander-Chile’s Market Risk and Control Department and the Finance Division carry out the day-to-day risk management of the trading and non-trading activities of Santander-Chile.

Our asset and liability management policies are developed by the Asset and Liabilities Management Committee following guidelines and limits established by Banco Santander Central Hispano’s Global Risk Department. The composition of the Asset and Liabilities Management Committee includes the Chairman of the Board, two members of the Board, the Chief Executive Officer, the Manager of the Finance Division, the Manager of Corporate Risk, the Financial Controller and other senior members of management. Senior members of Santander-Chile’s Finance Division meet daily and, on a formal basis, weekly with the Asset and Liabilities Management Committee and outside consultants.

Executive Credit Committee

Board member	Position in Committee
Mauricio Larraín.	Chairman
Carlos Olivos.	Member
Roberto Méndez.	Member

The Executive Credit Committee is comprised of the Chairman of the Board, two additional Board member, the Corporate Legal Counsel, the CEO, the Manager of Global Banking, the Corporate Director of Risk and two senior members of the Credit Risk department that present the loans being revised. This committee revises the loan position reviewed by the Senior Credit Committee with approval rights up to the maximum exposure permitted by the General Banking Law.

Marketing and Communications Committee

Board member	Position in Committee
Mauricio Larraín.	Chairman
Roberto Méndez	Member

The Marketing and Communications Committee is comprised of the Chairman of the Board and an additional Board member, the CEO, the Manager of Retail Banking, the Manager of Banefe, the Manager of Human Resources, the Manager of Corporate Communications, the Manger of Marketing and other senior managers of the Bank. This committee revises all matters related with products, corporate image and communications.

D. Employees

As of December 31, 2003, on a consolidated basis we had 7,535 employees, 7,308 of whom were bank employees and 227 of whom were employees of our subsidiaries. With respect to the average number of employees for the Bank only, during each of the years ended December 31, 2001, 2002 and 2003 we had, on a combined basis, 8,852, 8,314 and 7,535 employees, respectively. We have traditionally enjoyed good relations with our employees and the unions. Of the total headcount, 3,348 or 44.4% were unionized. In 2003 we signed a new collective bargaining agreement with the Bank’s main unions. In the past, we have applied the terms of our collective bargaining agreements to unionized and non-unionized employees.

Employees	2003
Executives	557
Professionals	3,157
Administrative	3,821
Total	7,535

See “Item 4. Information on the Company—Description of Business—Merger Update—Personnel” for information regarding reductions in our headcount as a consequence of the merger.

E. Share Ownership

As of April 30, 2004, the following directors and executives held shares in Santander-Chile:

Director	Number of Shares
Mauricio Larraín G	568
Juan Andrés Fontaine T	561,954
Gerardo Jofré M.	397,837
José Manuel Manzano T	187,145
Juan Fernández F	35,536

No director or executive owns more than 1% shares of Santander-Chile.

Santander-Chile currently does not have any arrangements for involving employees in its capital and there is no systematic arrangement for grant of options or shares or securities to them.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

As of April 30, 2004, Santander-Chile’s most important shareholders were the following:

Shareholder	Number of Shares	Percentage
Teatinos Siglo XXI S.A.	78,108,391,607	41.45%
Santander Chile Holding	66,822,519,695	35.46
Santander Central Hispano directly via ADRs	13,626,663,819	7.23

Banco Santander Central Hispano (the successor entity to Santander Spain after its merger with Banco Central Hispanoamericano, S.A. on April 17, 1999) is the controlling shareholder of Santander-Chile, which as of April 30, 2004 directly and indirectly owned or controlled 84.14% of Santander-Chile.

Banco Santander Central Hispano controls Santander-Chile through its holdings in Teatinos Siglo XXI and Santander-Chile Holding, which are controlled subsidiaries, and through the indirect ownership of ADSs representing 7.23% of Santander-Chile’s outstanding capital stock. As of April 30, 2004, Banco Santander Central Hispano directly and indirectly owned or controlled 99.0% of Santander-Chile Holding. Banco Santander Central Hispano directly and indirectly owned or controlled 100% of Teatinos Siglo XXI S.A.

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

The number of outstanding shares of Santander-Chile (of which there is only one class, being ordinary shares) at April 30, 2004 was 188,446,126,794 shares, without par value. Santander-Chile’s shares are listed for trading in the Chilean bourses and in the New York Stock Exchange in connection with the registration of ADRs. The market capitalization of Santander-Chile as of April 30, 2004 was Ch$2,826,692 million (US$4,718 million), representing 188,446,126,794 shares of common stock. At April 30, 2004 Santander-Chile had 15,454 record holders of shares, including the Bank of New York, as depositary (the “Depositary”) of Santander-Chile’s American Depositary Share Program.

The major shareholders in Santander-Chile, while having the power to cause the election of a majority of our Board of Directors by virtue of the percentage of their shareholding, hold ordinary shares to which no special voting rights are attached.

Other than the information disclosed in this section, there are no arrangements in the knowledge of Santander-Chile, which can result in a change of control of Santander-Chile.

B. Related Party Transactions

In accordance with the provisions of the General Banking Law, and with the instructions given by the Superintendency of Banks, persons or entities are considered related to the natural or juridical persons that are related with the ownership or management of the Institution, directly or by means of third parties.

Loans granted to related parties

Related party loans, all of which are current, are as follows:

	As of December 31,
	2002		2003
	Loans	Collateral Pledged	Loans	Collateral Pledged
	MCh$	MCh$	MCh$	MCh$
Operating companies	42,971	28,471	7,910	342
Investment companies (1)	119,396	64,955	191,983	118,308
Individuals (2)	6,497	5,394	9,016	8,157

Total	168,864	98,820	208,909	126,807

(1)	Includes companies whose purpose is to hold shares in other companies.
(2)	Includes debt obligations that are equal to or greater than UF 3,000, equivalent to Ch$51 million as of December 31, 2003.

Under the Chilean General Banking Law, Chilean banks are subject to certain lending limits, including the following:

(a)	a bank may not extend to any person or legal entity (or group of related entities), directly or indirectly, unsecured loans in an amount that exceeds 5.0% of the bank’s effective net worth, or secured loans in an amount that exceeds 25.0% of its effective net worth. In the case of foreign export trade finance, this 5.0% ceiling is raised to: 10.0% for unsecured financing, 30.0% for secured financing, or 15.0% for loans granted to finance public works under the concessions system contemplated in the Decree 93 with Force of Law 164 of 1991, of the Ministry of Public Works, provided that either the loan is secured on the concession, or the loan is granted as part of a loan syndication;

(b)	a bank may not grant loans bearing more favorable terms than those generally offered by banks in the same community to any entity (or group of related entities) that is directly or indirectly related to its owners or management;

(c)	a bank may not extend loans to another financial institution in an aggregate amount exceeding 30.0% of its effective net worth;

(d)	a bank may not directly or indirectly grant a loan the purpose of which is to allow the borrower to acquire shares in the lending bank;

(e)	a bank may not lend, directly or indirectly, to a Director or any other person who has the power to act on behalf of the bank, or to certain related parties;

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

Other transactions with related parties:

During the years ended December 31, 2001, 2002 and 2003 the Bank had the following significant income (expenses) from services provided to (by) related parties:

	Year ended December 31,
Company	2001 Income/(Expense)	2002 Income/(Expenses)	2003 Income/(Expenses)
	MCh$	MCh$	MCh$
Redbanc S.A	—	(2,008)	(3,210)
Transbank S.A	(240)	(3,970)	(5,095)
Cia. de Seguros de Vida Santiago S.A	(762)	—	—
Sixtra Chile S.A	(120)	(66)	(67)
Santander G.R.C. Ltda	—	370	266
Santander Chile Holding S.A	—	167	118
Santander Factoring S.A	—	122	57
Bansa Santander S.A	—	1,769	760
Summa Bansander A.F.P	—	105	198
Altec S.A	—	(2,294)	(3,027)
Santander Investment	—	97	—
Altavida Cia. de Seguros de Vida S.A.	—	(765)	(405)
Plaza del Trébol S.A.	(122)	(116)	—
Sociedad Nexus S.A.	(56)	(2,130)	—
Teatinos Siglo XXI S.A.	—	2,924	—
Others	(258)	(676)	(326)

Total	(1,558)	(6,471)	(10,731)

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Financial Information

See Item 18.

Foreign Country Outstanding Loans

In the fiscal year ended December 31, 2003, foreign country loans totaled Ch$94,265 million. As of December 31, 2003, no country represents more than 1% of our total assets.

Legal Proceedings

As the legal successor of Santiago and Old Santander-Chile, we have assumed all of their actual and potential liabilities of our predecessor banks, including any pending legal claims.

The suit filed on August 26, 1992 by the Chilean Internal Revenue Service is still pending. The Appeals Court partially resolved in favor of Santander-Chile and substantially reduced the amount of the tax difference. In the opinion of our legal advisors, these claims are not likely to have, in the aggregate, a material adverse effect on our consolidated financial condition or results of operations and as of December 31, 2003, the Bank maintains a provision of Ch$867 million which covers the totality of this claim.

As of December 31, 2003, the Bank maintained a provision of Ch$332 million against the claim made by the Chilean Internal Revenue Service on May 31, 1993 against the Bank. This claim was settled through negotiation between both parties, for an amount less than the related provision.

On August 28, 1996, Banco Español de Crédito filed a complaint against Auca Forestal S.A. and O’Higgins Corredores de Bolsa Ltda. The Bank’s management and its legal counsels, believe that the solution of this contingency should not cause damages to the subsidiary.

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

Dividends and dividend policy

See “Item 3: Selected Financial Data—Dividends”.

ITEM 9. THE OFFER AND LISTING

A. Historical Trading Information

In the merger former Santiago was the legal surviving entity and the corporate name was changed to “Banco Santander-Chile.” As a result shareholders of Old Santander-Chile received 3.55366329 shares of Banco Santiago for every one share of Santander-Chile that they owned on the record date for the merger. Therefore, the historical trading information corresponds to former Santiago shares and ADRs.

The table below shows, for the periods indicated, the annual, quarterly and monthly high and low closing prices (in nominal Chilean pesos) of the shares of our common stock on the Santiago Stock Exchange and the annual, quarterly and monthly high and low closing prices (in U.S. dollars) as reported by the NYSE.

	Santiago Stock Exchanges		NYSE
	Common Stock		ADS(2)
	High	Low	High	Low
	(Ch$ per share(1))		(U.S.$ per ADS)
Annual Price History
1999	11.03	6.35	22.50	13.81
2000	12.52	8.90	25.31	16.75
2001	15.40	10.60	24.20	19.06
2002	14.70	10.80	22.90	15.99
2003	15.30	12.65	24.65	17.05
Quarterly Price History
2001
1st Quarter	13.01	10.60	23.00	19.06
2nd Quarter	14.40	11.40	24.20	20.00
3rd Quarter	15.40	13.35	23.95	19.85
4th Quarter	15.00	13.10	22.85	19.61
2002
1st Quarter	14.70	12.80	22.90	20.00
2nd Quarter	13.02	11.57	20.71	17.35
3rd Quarter	13.80	10.80	20.10	15.99
4th Quarter	13.20	11.60	19.55	16.79
2003
1st Quarter	14.10	12.65	19.58	17.05
2nd Quarter	15.25	12.86	22.80	18.40
3rd Quarter	15.30	13.65	23.46	20.48
4th Quarter	15.22	13.25	24.65	22.40
Monthly Price History
December 2003	14.30	13.25	23.85	23.09
January 2004	15.10	13.30	27.00	23.65
February 2004	16.80	15.33	30.70	27.09
March 2004	16.45	14.95	28.48	25.30
April 2004	16.45	15.00	28.30	24.96

Sources: Santiago Stock Exchange Official Quotation Bulletin; NYSE.

(1)	Pesos per share reflect nominal price at trade date.
(2)	Price per ADS in U.S.$; one ADS represents 1,039 shares of common stock.

B. Plan of Distribution

Not applicable

C. Nature of Trading Market

Nature of Trading Market

Shares of our common stock are traded on the Chilean Stock Exchanges. Each ADS represents 1,039 shares of common stock. The ADRs have been issued pursuant to the Deposit Agreement, dated as of August 1, 2002, among Santander-Chile, the Depositary and all holders from time to time of ADRs. As of April 30, 2004, 28,442,831 ADS were outstanding (equivalent to 29,552,101,409 shares of common stock or 15.7% of the total number of issued shares of common stock). This figure includes the 7.23% owned directly by Santander Central Hispano. As of April 30, 2004 there were a total of 14 ADR holders on record. Since some of these ADRs are held by nominees, the number of record holders may not be representative of the number of beneficial holders.

D. Selling Shareholders

Not Applicable.

E. Dilution

Not Applicable.

F. Expenses of the Issue

Not Applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Our issued share capital as of December 31, 2003, was Ch$702,551 million (US$1,172.1 million), divided into a single series of 188,446,126,794 shares of common stock without par value.

Merger of Old Santander-Chile and Banco Santiago

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

The plan of merger provided that Old Santander-Chile would be absorbed by Santiago and Santiago would acquire all the assets and assume all the liabilities of Old Santander-Chile and Santiago’s name would changed to “Banco Santander-Chile”. The plan of merger also contemplated that Old Santander-Chile made up 47.5% of the merged entity, while Santiago will made up 52.5% of the merged entity.

On May 17, 2002 the Superintendency of Banks approved the proposed merger of Santander-Chile and Santiago. In line with the new guidelines regarding bank mergers included in the Chilean Tender offer Law (Law No. 19,705), the Superintendency of Banks authorized the transaction. In addition, and according to Article 35 bis of the Ley General de Bancos, when authorizing a merger, the Superintendency of Banks imposed a minimum BIS ratio for the combined entity of 12%. No other condition was imposed. The merger became effective on August 1, 2002.

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

Meetings and Voting Rights

An ordinary annual meeting of shareholders is held within the first four months of each year. The ordinary annual meeting of shareholders is the corporate body that approves the annual financial statements, approves all dividends in accordance with the dividend policy determined by our board of directors, elects the board of directors and approves any other matter which does not require an extraordinary shareholders’ meeting. The last ordinary annual meeting of our shareholders was held on April 20, 2004. Extraordinary meetings may be called by our board of directors when deemed appropriate, and ordinary or extraordinary meetings must be called by our board of directors when requested by shareholders representing at least 10.0% of the issued voting shares or by the Superintendency of Banks. Notice to convene the ordinary annual meeting or an extraordinary meeting is given by means of three notices which must be published in a newspaper of our corporate domicile (currently Santiago) or in the Official Gazette in a prescribed manner, and the first notice must be published not less than 15 days nor more than 20 days in advance of the scheduled meeting. Notice must also be mailed 15 days in advance to each shareholder and given to the Superintendency of Banks and the Santiago, Valparaiso and Electronic Stock Exchanges. Currently, we publish our official notices in the Mercurio newspaper of Santiago.

The quorum for a shareholders’ meeting is established by the presence, in person or by proxy, of shareholders representing at least an absolute majority of the issued shares; if a quorum is not present at the first meeting, the meeting can be reconvened (in accordance with the procedures described in the previous paragraph) and, upon the meeting being reconvened, shareholders present at the reconvened meeting are deemed to constitute a quorum regardless of the percentage of the shares represented. The shareholders’ meetings pass resolutions by the affirmative vote of an absolute majority of those voting shares present or represented at the meeting. The vote required at any shareholders’ meeting to approve any of the following actions, however, is a two-thirds majority of the issued shares:

•	a change in corporate form, spin-off or merger;

•	early dissolution of the company;

•	a change in corporate domicile;

•	a decrease of corporate capital previous approval by the SBIF;

•	a modification of the powers exercisable through the shareholders’ meetings or limitations on the powers of our board of directors;

•	the transfer of 50.0% or more of the corporate assets, regardless of whether it includes liabilities, or the formation or amendment of any business plan that contemplates the transfer of 50.0% or more of the corporate assets;

•	any non-cash distribution in respect of the shares;

•	the approval of material related-party transactions when requested by shareholders representing at least 5.0% of the issued and outstanding shares with right to vote; or

•	the decision to distribute less than 30.0% of the net profits of any given year as dividends.

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

Ownership Restrictions

Under Article 12 of the Chilean Securities Market Law and the regulations of the Superintendency of Banks, shareholders of open stock corporations are required to report the following to the Superintendency of Securities and Insurance and the Chilean stock exchanges:

•	Any direct or indirect acquisition or sale of shares that results in the holder’s acquiring or disposing, directly or indirectly, of 10.0% or more of an open stock corporation’s share capital; and

•	any direct or indirect acquisition or sale of shares or options to buy or sell shares, in any amount, if made by a holder of 10.0% or more of an open stock corporation’s capital or if made by a director, liquidator, main officer, general manager or manager of such corporation.

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

Title XXV of the Chilean Securities Market Law on tender offers and the regulations of the Superintendency of Securities and Insurance provides that the following transactions shall be carried out through a tender offer:

•	an offer which allows a person to take control of a publicly traded company, unless the shares are being sold by a controlling shareholder of such company at a price in cash which is not substantially higher than the market price and the shares of such company are actively traded on a stock exchange;

•	an offer for all the outstanding shares of a publicly traded company upon acquiring two thirds or more of its voting shares (this offer must be made at a price not lower than the price at which appraisal rights may be exercised, that is, book value if the shares of the company are not actively traded or, if the shares of the company are actively traded, the weighted average price at which the stock has been traded during the two months immediately preceding the acquisition); and

•	an offer for a controlling percentage of the shares of a listed operating company if such person intends to take control of the company (whether listed or not) controlling such operating company, to the extent that the operating company represents 75.0% or more of the consolidated net worth of the holding company.

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

Title XV of the Chilean Securities Market Law sets forth the basis to determine what constitutes a controlling power, a direct holding and a related party. The Chilean Securities Market Law defines control as the power of a person, or group of persons acting pursuant to a joint action agreement, to direct the majority of the votes in the shareholders meetings of the corporation, or to elect the majority of members of its board of directors, or to influence the management of the corporation significantly. Significant influence is deemed to exist in respect of the person or group holding, directly or indirectly, at least 25.0% of the voting share capital, unless:

•	another person or group of persons acting pursuant to joint action agreement, directly or indirectly, control a stake equal to or higher than the percentage controlled by such person;

•	the person or group does not control, directly or indirectly, more than 40.0% of the voting share capital and the percentage controlled is lower than the sum of the shares held by other shareholders holding more than 5.0% of the share capital; and

•	in cases where the Superintendency of Securities and Insurance has ruled otherwise, based on the distribution or atomization of the overall shareholding.

According to the Chilean Securities Market Law a joint action agreement is an agreement among two or more parties which, directly or indirectly, own shares in a corporation at the same time and whereby they agree to participate with the same interest in the management of the corporation or in taking control of the same. The law presumes that such an agreement exist between:

•	a principal and its agents;

•	spouses and relatives up to certain level of kindred;

•	entities within the same business group; and

•	an entity and its controller or any of its members.

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

Article 35 bis of the General Banking Law requires the prior authorization of the Superintendency of Banks for:

•	the merger of two or more banks;

•	the acquisition of all or a substantial portion of a bank’s assets and liabilities by another bank;

•	the control by the same person, or controlling group, of two or more banks; or

•	a substantial increase in the share ownership by a controlling shareholder of a bank.

Such prior authorization is required solely when the acquiring bank or the resulting group of banks would own a significant market share in loans, defined by the Superintendency of Banks to be more than 15.0% of all loans in the Chilean banking system. The intended purchase may be denied by the Superintendency of Banks; alternatively the purchase may be conditioned on one or more of the following:

•	that the bank or banks maintain an effective equity higher than 8.0% and up to 14.0% of their risk weighted assets;

•	that the technical reserve established in Article 65 of the General Banking Law be applicable when deposits exceed one and a half times the resulting bank’s paid-in capital and reserves; or

•	that the margin for interbank loans be diminished to 20.0% of resulting bank’s effective equity.

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

Amendment of Santander-Chile By-laws

At the Santiago extraordinary shareholder meeting in which shareholders approved the merger, holders of Santiago stock also approved the amendment of Santiago’s By-laws in order to give effect to the terms and conditions set forth in the plan of merger. Holders of former Santiago stock were also be asked to approve other amendments to the By-Laws. The proposed amendments seek to harmonize the Santiago By-laws with those of Old Santander-Chile and to reflect current market practice relating to the corporate governance of banking institutions in Chile. The most significant changes to former Santiago’s bylaws were:

•	Increase of Capital Stock: According to Santiago’s By-laws, Santiago’s capital stock consisted of 98,934,216,567 ordinary shares. On June 18, 2002, 98,934,216,567 ordinary shares of Santiago and 8,434,687 Santiago ADSs were issued and outstanding. To complete the merger, 89,511,910,227 Santiago shares were required to be issued to holders of Old Santander-Chile ordinary shares and ADSs.

•	Election of alternate directors: the election of the principal directors is held separately from that of the alternate directors.

•	Board of directors vacancies: under the amendment, the replacements chosen by the board of directors may be re-elected or confirmed in the next shareholders’ meeting, without being necessary the election of a new board of directors.

•	Board of directors’ meetings: under the amendment, if voting of a resolution by the board of directors result in a tie, the Chairman will cast the deciding vote.

•	Voluntary liquidation: under the amendment, the shareholders’ committee appointed in the event of a voluntary liquidation will consist of three members whose remuneration will be fixed by the board of directors.

•	Change of name: change in name of Santiago to “Banco Santander-Chile.”

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

In the fourth quarter of 2003 the Bank and Almacenes Paris, the third largest retailer in Chile, announced a strategic alliance to strengthen commercial synergies between both entities and offer exclusive benefits to their clients. The main point of this agreement were the following:

•

Santander-Chile will transfer to Banco Paris (in formation) part of the financial assets and branch network of Santander-Chile’s Santiago Express division, and the hiring of this division’s personnel, which will be the core structure of the future Banco Paris. The final value of this transaction is subject to due diligence, which should be concluded in 2004.

•	Santander-Chile has the option to acquire from Almacenes Paris the financial assets of the Prime (high-income) customers of Almacenes Paris, which will become part of the Bank’s retail banking business segment.

•	Santander-Chile will technically evaluate the access of Almacenes Paris’ and Banco Paris’ customers to Banco Santander-Chile’s ATM network, the largest in Chile.

•	Santander-Chile and Almacenes Paris will develop and extend all their loyalty and affinity programs, offering innovative and exclusive benefits to both client bases.

•	Santander-Chile customers will be allowed to use their debit cards in Almacenes Paris stores.

•	Almacenes Paris will also distribute through its retail stores some of Santander-Chile’s financial products and services.

The finalization of this agreement is subject to the approval of the Chilean Superintendency of Banks and Financial Institutions and to the results of a due diligence process by both parties, which should be concluded during 2004.

In December 2003, we signed an agreement with Altec, Banco Santander Central Hispano’s systems management company for Latin America, in order to outsource certain system management functions. This new contract will benefit the Bank in various ways: (i) generating further cost savings compared to stand-alone situation, due to larger economies of scale, (ii) transforming fixed costs into variable costs, (iii) improving our quality of service and the “time to market” of our products, and (iv) allowing the Bank to direct resources on projects that add most value.

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

Gain recognized on a sale or exchange of shares of common stock (as distinguished from sales or exchanges of ADSs representing such shares of common stock) by a foreign holder will be subject to both the first category tax and the Chilean withholding tax (the former being creditable against the latter) if (1) the foreign holder has held such shares of common stock for less than one year since exchanging ADSs for the shares of common stock, (2) the foreign holder acquired and disposed of the shares of common stock in the ordinary course of its business or as a regular trader of stock or (3) the sale is made to a company in which the foreign holder holds an interest (10 or more of the shares in the case of open stock corporations). In all other cases, gain on the disposition of shares of common stock will be subject only to the first category tax levied as a sole tax. However, if it is impossible to determine the taxable capital gain, a 5.0% withholding will be imposed on the total amount to be remitted abroad without any deductions as a provisional payment of the total tax due.

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

A foreign institutional investor is an entity that is either:

•	a fund that makes public offers of its shares in a country whose public debt has been rated investment grade by an international risk classification agency qualified by the Superintendency of Securities and Insurance;

•	a fund that is registered with a regulatory entity of a country whose public debt has been rated investment grade by an international risk classification agency qualified by the Superintendency of Securities and Insurance, provided that the investments in Chile, including securities issued abroad that represent Chilean securities, held by the fund represent less than 30.0% of its share value;

•	a fund that holds investments in Chile that represent less than 30.0% of its share value, provided that it proves that no more that 10.0% of its share value is directly or indirectly owned by Chilean residents;

•	pension fund that is exclusively formed by individuals that receive their pensions on account of capital accumulated in the fund;

•	a fund regulated by Law No. 18,657, or the Foreign Capital Investment Funds Law, in which case all holders of its shares must reside abroad or be qualified as local institutional investors; or

•	another kind of institutional foreign investor that complies with the characteristics defined by a regulation with the prior report of the Superintendency of Securities and Insurance and the Chilean Internal Revenue Service.

In order to be entitled to the exemption, foreign institutional investors, during the time in which they operate in Chile, must:

•	be organized abroad and not be domiciled in Chile;

•	not participate, directly or indirectly, in the control of the issuers of the securities in which it invests and not hold, directly or indirectly, 10.0% or more of such companies’ capital or profits;

•	execute an agreement in writing with a Chilean bank or securities broker in which the intermediary is responsible for the execution of purchase and sale orders and for the verification, at the time of the respective remittance, that such remittances relate to capital gains that are exempt from income tax in Chile or, if they are subject to income tax, that the applicable withholdings have been made; and

•	register in a special registry with the Chilean Internal Revenue Service.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Introduction

This section describes the market risks that we are exposed to, the tools and methodology used to control these risks, the portfolios over which these market risk methods were applied and quantitative disclosure that demonstrate the level of exposure to market risk that we are assuming. This section also discloses the derivative instruments that we use to hedge exposures and offer to our clients.

The principal types of risk inherent in Santander-Chile’s business are market, liquidity, operational and credit risks. The effectiveness with which we are able to manage the balance between risk and reward is a significant factor in our ability to generate long-term, stable earnings growth. Toward that end, our senior management places great emphasis on risk management.

Our relationship with Banco Santander Central Hispano has allowed us to take advantage of Banco Santander Central Hispano’s banking policies, procedures and standards, especially with respect to credit approval and risk management. Banco Santander Central Hispano has successfully used these policies and expertise in the Spanish and other banking markets, and our management believes that such policies and expertise have a beneficial effect upon our operations.

Market Risk

Market risk is the risk of losses due to unexpected changes in interest rates, foreign exchange rates, inflation rates and other rates or prices. We are exposed to market risk mainly as a result of the following activities:

•	trading financial instruments, which exposes us to interest rate and foreign exchange rate risk;

•	engaging in banking activities, which subjects us to interest rate risk, since a change in interest rates affected gross interest income, gross interest expense and customer behavior;

•	engaging in banking activities, which exposes us to inflation rate risk, since a change in expected inflation affects gross interest income, gross interest expense and customer behavior; and

•	investing in assets whose returns or accounts are denominated in currencies other than the Chilean peso, which subjects us to foreign exchange risk between the Chilean peso and such other currencies.

Market Risk Exposure Categories

Inflation

Although Chilean inflation has moderated in recent years, Chile has experienced high levels of inflation in the past. High levels of inflation in Chile could adversely affect the Chilean economy and have an adverse effect on our business, financial condition and results of operations. In 2003, inflation reached 1.1% due to a slight improvement in internal demand as offset by the deflationary effects of the appreciation of the peso against the dollar in the year.

UF-denominated Assets and Liabilities. The “Unidad de Fomento” (UF) is revalued in monthly cycles. On every day in the period beginning the tenth day of the current month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect each day a proportional amount of the prior calendar month’s change in the CPI. One UF was equal to Ch$16,262.66, Ch$16,744.12 and Ch$16,920.00 at December 31, 2001, 2002 and 2003, respectively. The effect of any changes in the nominal peso value of our UF-denominated assets and liabilities is reflected in its results of operations as an increase (or decrease, in the event of deflation) in interest revenue and expense, respectively.

Peso-Denominated Assets and Liabilities. Rates of interest prevailing in Chile during any period reflect in significant part the rate of inflation during the period and expectations of future inflation. The Central Bank in the first half of 2002 announced that all bonds with a maturity of up to 5 years will be denominated in nominal rates. Previously most notes with a maturity grater than one year were indexed to the UF. The majority of short-term fixed-income instruments with a maturity of less than 1 year are denominated in nominal terms.

Interest Rates

Interest rates earned and paid on Santander-Chile’s assets and liabilities reflect to a certain degree inflation and expectations regarding inflation as well as shifts in short-term rates related to the Central Bank’s monetary policies. The Central Bank manages short-term interest rates based on its objectives of balancing low inflation and economic growth. In 2003, the Central Bank continued to relax monetary policy in response to sluggish internal consumption and investment growth figures accompanied by low levels of inflation and low international interest rates. As of May 2004, the interbank reference rate set by the Central Bank was set at a historically low level of 1.75% in nominal terms.

Foreign Exchange Fluctuations

Changes in the value of the Chilean peso against the U.S. dollar could adversely affect the financial condition and results of operations of Santander-Chile. Santander-Chile had a policy of minimizing the effect of the fluctuation of the exchange rate on its results and balance sheet. The Chilean peso has been subject to large devaluation in the past, including a decrease of 14.7% in 2001 and 8.6% in 2002, and may be subject to significant fluctuations in the future. In 2003, the Chilean peso appreciated 15.9% against the dollar. Our results of operations may be affected by fluctuations in the exchange rates between the Chilean peso and the U.S. dollar, despite our policy and Chilean regulations relating to the general avoidance of material exchange rate mismatches. Entering into forward exchange transactions enables us to limit such material exchange rate mismatches. In the years ended December 31, 2001, 2002 and 2003, the gap between foreign currency denominated assets and foreign currency denominated liabilities, including forward contracts was Ch$195,313 million, Ch$11,505 million and Ch$58,791 million, respectively. The daily amount of the foreign currency gaps varies considerably day to day given the nature of our business and the increase in the size of the foreign currency gap at year-end 2003 compared to 2002 is not necessarily indicative of a rise in foreign currency exposure in the year. Therefore, the Bank sets a limit to the maximum size of the foreign exchange gap which is US$ 150 million and measures the foreign exchange and interest rate risk produced by foreign currency gaps using a value at risk and sensitivity analysis models. Please See Item 11-Market Risk.

Asset and Liability Management

Our policy with respect to asset and liability management is to capitalize on our competitive advantages in treasury operations, maximizing our net interest revenue and return on assets and equity considering interest rate, liquidity and foreign exchange risks, while remaining within the limits provided by Chilean banking regulations. Subject to these constraints, we occasionally take mismatched positions with respect to interest rates and foreign currencies. Our asset and liability management policies are developed by the Asset and Liabilities Committee following guidelines and limits established by Banco Santander Central Hispano’s Global Risk Department and our Market Risk and Control Department.

Asset and Liability Committee

The Comité de Activos y Pasivos or the Asset and Liability Committee (the “ALCO”), following guidelines set by Santander Central Hispano’s Global Risk Department, is responsible for establishing our policies, procedures and limits with respect to market risks and monitors our overall performance in light of the risks assumed. The ALCO constantly monitors whether these policies are fulfilled. Our Market Risk and Control Department and the Finance Division carry out the day-to-day risk management of the trading and non-trading activities of Santander-Chile.

Our asset and liability management policies are developed by the Asset and Liabilities Management Committee following guidelines and limits established by Banco Santander Central Hispano’s Global Risk Department. The Asset and Liabilities Management Committee includes the Chairman of the Board, two members of the Board, the Chief Executive Officer, the Manager of the Finance Division, the Manager of Corporate Risk, the Financial Controller and other senior members of management. Senior members of Santander-Chile’s Finance Division meet daily and, on a formal basis, weekly with the Asset and Liabilities Management Committee and outside consultants.

The composition of our assets, liabilities and shareholders’ equity as of December 31, 2003 by currency and term was as follows:

	December 31, 2003
	Ch$	UF	Foreign Currency	Total	Percentage
	(in millions of constant Ch$ as of December 31, 2003, except percentages)
Assets
Cash and due from banks	848,158	—	135,910	984,068	9.0%
Other assets:(1)
Less than one year	2,123,603	1,704,956	686,424	4,514,983	41.3%
From one to three years	445,645	1,275,606	174,467	1,895,718	17.4%
More than three years	167,691	2,541,621	412,236	3,121,548	28.6%
Bank premises and equipment and other	507,141	4,121	61,074	572,336	5.2%
Allowance for loan losses	(168,226)	—	—	(168,226)	(1.5)%

Total	3,924,012	5,526,304	1,470,111	10,920,427	100.0%

Percentage of total assets	35.9%	50.6%	13.5%	100.0%

Liabilities and Shareholders’ Equity
Non-interest bearing deposits	1,935,672	26,763	199,021	2,161,456	19.8%
Other liabilities:(1)
Less than one year	2,578,003	1,313,652	1,564,874	5,456,529	50.0%
From one to three years	55,429	407,718	280,188	743,335	6.8%
More than three years	12,048	1,208,424	321,243	1,541,715	14.1%
Shareholders’ equity	810,417	—	—	810,417	7.4%
2003 net income	206,975	—	—	206,975	1.9%

Total	5,598,544	2,956,557	2,365,326	10,920,427	100.0%

Percentage of total liabilities and shareholders’ equity	51.2%	27.1%	21.7%	100.0%

(1)	Other assets include Santander-Chile’s rights under foreign exchange contracts, and other liabilities include Santander-Chile’s obligations under foreign exchange contracts. For purposes of Santander-Chile’s financial statements, Santander-Chile’s rights and obligations under foreign exchange contracts are included on a net basis.

We generally maintain more Chilean peso-denominated liabilities than Chilean peso-denominated assets and more UF-denominated assets than UF-denominated liabilities. In the context of a rising CPI, this has a positive impact on our net income by generating net income from adjustments of the UF that exceed losses arising from price-level restatements. This effect would be expected to decrease significantly if rates of inflation decrease and vice-versa.

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

The following table sets forth the repricing of Santander-Chile’s interest earning assets and interest-bearing liabilities as of December 31, 2003 and may not reflect interest rate gap positions at other times. In addition, variations in interest rate sensitivity may exist within the repricing periods presented due to the differing repricing dates within the period. Variations may also arise among the different currencies in which interest rate positions are held.

As the following table reflects, we have a negative gap in the 30 day or less bucket since 41.3% of deposits, our main source of funding are short-term. This is common in the industry. However, our exposure to potential changes in nominal peso interest rates are reduced by the fact that at December 31, 2003 approximately 47.5% of our interest-bearing liabilities and 26.5% of our interest earning assets had a repricing period of less than 90 days. The majority of assets and liabilities with a maturity of 90 days or less are denominated in nominal pesos. Ninety days or more is also the most common repricing period for UF-denominated time deposits. In the case of interest earning assets and interest-bearing liabilities denominated in UF, our exposure to changes in interest rates is reduced by the fact that a significant portion of the interest rate earned or paid on such assets or liabilities is indexed to reflect the daily effect of inflation, and as a result our gap position is limited to variations in the real interest rate among such assets and liabilities. Further, substantially all of our foreign currency-denominated loans were funded by foreign currency borrowings and time deposits with comparable maturity or repricing dates. Moreover, mortgage loans which have 8 to 20-year terms were generally financed through mortgage finance bonds issued for the same terms and in the same currency.

	As of December 31, 2003
	Up to 30 days	31-60 days	61-90 days	91-180 days	181-365 days	1-3 years	Over 3 years	Total
	(in millions of constant Ch$ as of December 31, 2003, except for percentages)
Interest-earning assets:
Interbank deposits	83,466	—	—	—	—	—	—	83,466
Financial investments	110,169	37,270	15,884	44,769	486,838	444,387	774,300	1,913,617
Loans	1,360,644	221,794	264,187	497,812	673,525	1,028,886	1,078,849	5,125,697
Mortgage loans	13,394	9,984	9,983	30,516	61,623	246,734	1,121,585	1,493,819
Contingent loans	81,885	135,420	37,741	99,780	151,670	175,711	146,814	829,021
Past due loans	170,095	—	—	—	—	—	—	170,095
Total interest-earning assets	1,819,653	404,468	327,795	672,877	1,373,656	1,895,718	3,121,548	9,615,715

Interest-bearing liabilities:
Deposits	1,453,695	505,120	231,959	556,455	525,276	220,278	28,263	3,521,046
Central Bank borrowings	334,353	1,872	314	3,251	11,387	3,771	—	354,948
Repurchase agreements	294,825	150,545	18,468	631	867	—	—	465,336
Mortgage finance bonds	96,173	4,740	4,633	28,039	55,894	218,317	875,601	1,283,397
Other interest-bearing liabilities	108,163	62,422	17,733	70,884	333,306	189,354	505,189	1,287,051
Total interest-bearing liabilities	2,287,209	724,699	273,107	659,260	926,730	631,720	1,409,053	6,911,778

Asset/liability gap	(467,556)	(320,231)	54,688	13,617	446,926	1,263,998	1,712,495	2,703,937
Cumulative gap	(467,556)	(787,787)	(733,099)	(719,482)	(272,556)	991,442	2,703,937
Ratio of cumulative gap to cumulative total interest earning assets	(25.7)%	(35.4)%	(28.7)%	(22.3)%	(5.9)%	15.3%	28.1%

Exchange Rate Sensitivity

The regulations of the Central Bank do not permit the difference, whether positive or negative, between a bank’s assets and liabilities denominated in foreign currencies (including assets and liabilities denominated in US dollars but payable in pesos, as well as those denominated in pesos and adjusted by the variation of the US dollars exchange rate) to exceed 20% of the bank’s paid-in capital and reserves; provided that if its assets are higher than its liabilities, it may exceed 20% in an amount equal to its allowances and reserves in foreign currency (excluding those which correspond to profits to be remitted abroad). In the years ended December 31, 2001, 2002 and 2003 the gap between foreign currency denominated assets and foreign currency denominated liabilities, including forward contracts was Ch$195,313 million, Ch$11,505 million and Ch$58,791 million, respectively. In the years ended December 31, 2001, 2002 and 2003, the gap between foreign currency denominated assets and foreign currency denominated liabilities, including forward contracts was Ch$195,313 million, Ch$11,505 million and Ch$58,791 million, respectively. The daily amount of the foreign currency gaps varies considerably day to day given the nature of our business and the increase in the size of the foreign currency gap at year-end 2003 compared to 2002 is not necessarily indicative of a rise in foreign currency exposure in the year. Therefore, the Bank sets a limit to the maximum size of the foreign exchange gap which is US$ 150 million and measures the foreign exchange and interest rate risk produced by foreign currency gaps using a value at risk and sensitivity analysis models. Please See Item 11—-Market Risk.

However, the rate of devaluation or appreciation of the peso against the US dollar would be expected to have the following principal effects:

•	if Santander-Chile maintains a net asset position in U.S. dollars and a devaluation of the peso against the dollar occurred, Santander-Chile will record a related gain, and if an appreciation of the peso occurred, Santander-Chile will record a related loss;

•	if Santander-Chile maintains a net liability position in U.S. dollars and a devaluation of the peso against the dollar occurred, Santander-Chile will record a related loss, and if an appreciation of the peso occurred, Santander-Chile will record a related gain;

•	if the inflation rate for a period exceeded the devaluation of the peso against the U.S. dollar during the same period, Santander-Chile will record a related gain if it has a net asset position in UFs which exceeds a net liability position in US dollars, and it will record a related loss if it has a net liability position in U.S. dollars which exceeds a net asset position in UFs. The same effect would have occurred if there is an appreciation of the peso against the U.S. dollar; and

•	if the inflation rate for a period were lower than the rate of devaluation of the peso against the U.S. dollar during the same period, Santander-Chile would have recorded a related gain if it maintained a net asset position in U U.S. dollars and a net liability position in UFs and would have recorded a related loss if it had a net liability position in U.S. dollars and a net asset position in UFs. The same effect would have occurred if there were an appreciation of the peso against the US dollar.

Santander-Chile enters into forward exchange contracts which are fundamentally of two types: (i) transactions covering two foreign currencies and (ii) transactions covering only Chilean pesos and UFs against U.S. dollars. The first type is done for hedging purposes, such as when Santander-Chile takes a liability position in foreign currency other than the U.S. dollar; the second type, which is carried out only in the Chilean local market, is utilized to take foreign currency positions, subject to the regulatory requirement that the forward foreign currency exposure has to be included in the maximum net foreign currency position permitted by applicable regulations.

Statistical Tools for Measuring and Managing Risk

We use a variety of mathematical and statistical models, including value at risk (VaR) models, volume limits and scenario simulations to measure, monitor, report and manage market risk.

VaR Model

The VaR model is mainly used to measure interest rate risk of our balance sheet, the interest rate risk of our trading portfolio and the foreign currency risk of our net foreign currency position.

All VaR measurements try to determine the distribution function for the change in value of a given portfolio, and once this distribution is known to calculate a percentile linked to the confidence level required which will be equal to the VaR under those parameters. Therefore, if the distribution function of the change in value of a portfolio is known and given by f(x), where x is the random variable of the change in value of the portfolio, then the VaR for a determined level of confidence of k%, is given by the number such that:

or:

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

The following is an example of how VaR Stop is utilized.

Day	Daily VaR	Daily Result	Monthly Results	Year-to-Date Results	VaR Stop Limit		% Utilization
31-Jan	100	10	20	20	150		67%
1-Feb	120	—	—	20	150		80
2-Feb	110	(30)	(30)	(10)	144		76
3-Feb	130	(80)	(110)	(90)	128	(1)	102

(1)	Equal to 150 - (20% * (110)).

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

The following is an example of how the Loss Trigger and Stop Loss is utilized.

Day	Daily VaR	Monthly Results	Year-to-Date Results	Loss Trigger	% Utilization	Stop Loss	% Utilization
31-Jan	100	20	20	(150)	—	(200)	—
3-Feb	130	(110)	(90)	(150)	60%	(200)	45%
4-Apr	120	(120)	(210)	(150)	140%	(200)	105%

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

Assumptions and Limitations of VaR Model

Our VaR model assumes that changes in the market risk factors have a normal distribution and that the parameters of this joint distribution (in particular, the standard deviation of risk factor changes and the correlation between them) have been estimated accurately. The model assumes that the correlation and changes in market rates/prices included in our historical databases are independent and identically distributed random variables, and provide a good estimate of correlation and rate/price changes in the future.

Our VaR methodology should be interpreted in light of the limitations of our models, which include:

•	Changes in market rates and prices may not be independent and identically distributed random variables or have a normal distribution. In particular, the normal distribution assumption may underestimate the probability of extreme market moves.

•	The historical data we use in our VaR model may not provide the best estimate of the joint distribution of risk factor changes in the future, and any modifications in the data may be inadequate. In particular, the use of historical data may fail to capture the risk of possible extreme adverse market movements independent of the time range utilized. For example, the use of extended periods of historical data might erroneously lead to an important decrease in volatility especially after the Asian crisis. We typically use 520 historical observations of market data depending on circumstances, but also monitors other ranges of market data in order to be more conservative. However, reliable historical risk factor data may not be readily available for certain instruments in our portfolio.

•	A one-day time horizon may not fully capture the market risk positions that cannot be liquidated or hedged within one day.

•	At present, we compute VaR at the close of business and trading positions may change substantially during the course of the trading day.

Scenario Simulations/Sensitivity Analysis

We measure the interest rate risk of the non-trading portfolio and the net foreign currency position using scenario simulations. Because of the limitation in VaR methodology, the Group uses scenario simulations to analyze the impact of extreme movements and to adopt policies and procedures in an effort to protect our capital and results against such contingencies. Our non-trading portfolio is comprised of all positions not included in the trading portfolio. Our net foreign currency position includes all positions in a foreign currency.

We use scenario simulations to measure Chilean peso and U.S. dollar interest rate risk of the non-trading portfolio and the net foreign currency position. We calculate the existing gaps in terms of inflation indexed and non-inflation indexed non-trading portfolios and performs a scenario simulation by calculating the potential loss from an increase (or decrease) of 100 basis points in the entire yield curve in terms of local rates. The same scenario is performed for the net foreign currency position and U.S. dollar interest rates. We set limits as to the maximum loss these types of movements in interest rates can have over our capital and net financial income budgeted for the year.

These limits are calculated according to the formulas discussed below.

Scenario Simulation (Net Financial Income)

To determine the percentage of our budgeted net financial income for the year that is at risk of being lost with a sudden 100 basis point movement in the entire yield curve, we utilize the following equation:

n:	Number of intervals in which sensitivity is measured.

ti:	Average maturity (or duration) for each interval being measured.

Change in interest rate. A 100-basis point increase (decrease) in the yield curve is used.

GAP:	Difference between assets and liabilities that are sensitive to interest rates for each period.

Scenario Simulation (Capital and Reserves)

To determine the percentage of our capital and reserves that is at risk of being lost with a sudden 100 basis point movement in the entire yield curve, we utilize the following equation:

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

Assumptions and Limitations of Scenario Simulations/Sensitivity Analysis

The most important assumption is the usage of a 100 basis point shift in the yield curve. We use a 100 basis point shift since a sudden shift of this magnitude is considered realistic, but not an everyday occurrence given historical movements in the yield curve, and significant in terms of the possible effects a shift of this size could have on our performance. The Global Risk Department in Spain has also set comparable limits by country in order to be able to compare, monitor and consolidate market risk by country in a realistic and orderly manner.

Our scenario simulation methodology should be interpreted in light of the limitations of our models, which include:

•	The scenario simulation assumes that the volumes remain on balance sheet and that they are always renewed at maturity, omitting the fact that credit risk considerations and pre-payments may affect the maturity of certain positions.

•	This model assumes an equal shift throughout the entire yield curve and does not take into consideration different movements for different maturities.

•	The model does not take into consideration the sensitivity of volumes to these shift in interest rates.

•	The limits to the loss of the budgeted financial income is calculated over an expected financial income for the year which may not be obtained, signifying that the actual percentage of financial income at risk could be higher than expected.

Volume Limits

In order not to depend solely on the VaR model to measure market risk, we have also developed Volume Limits which place a cap on the actual size of the different portfolios being controlled.

Fixed Income: Volume-Equivalent. This system is considered to be an additional limit to the size of our trading portfolio. This measure seeks to homogenize the different instruments in our fixed income trading portfolio and convert the portfolio into a single instrument of known duration. Santander-Chile limits the size of this volume-equivalent portfolio. The equivalent instrument is assumed to have a duration of one year. The equivalent volume is calculated by the Market Risk and Control Department and limits are set by the ALCO with respect to size of the volume-equivalent portfolio.

Net Foreign Currency Position: Maximum Net Position. We also set an absolute limit to the size of Santander-Chile’s net foreign currency position. As of December 31, 2003, this was equal to US$150 million. This limit is a useful measure in limiting our exposure to foreign exchange and interest rate risk, especially in periods of lower volatility and low daily VaR levels. The limit to the size of the net foreign currency position is determined by the ALCO and is calculated and monitored by the Market Risk and Control Department.

Central Bank Gap Requirements

The Central Bank also has implemented regulations regarding the size of asset and liability gaps. The interest rate gap between assets and liabilities in local and foreign currency cannot exceed 8% of a bank’s capital. In order to measure this Gap, we are required to construct the following table:

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

As of December 31, 2003, our interest rate gap calculated according to this methodology was 4.43% of capital and reserves.

Trading Portfolio

Trading Activities (VaR Model)

The Finance Division manages trading activities following the guidelines set by the ALCO and Santander Central Hispano’s Global Risk Department. The Market Risk and Control Department’s activities consist of (i) applying VaR techniques (as discussed above) to measure interest rate risk; (ii) marking to market our trading portfolios and measuring daily profit and loss from trading activities; (iii) comparing actual trading VaR and other limits against the established limits; (iv) establishing control procedures for losses in excess of such limits; and (v) providing information about trading activities to the ALCO, other members of senior management, the Finance Division and Santander Central Hispano’s Global Risk Department.

Under Chilean GAAP, a bank must separate its financial investment portfolio between “trading” and “permanent” investment portfolios. Under Chilean GAAP, the unrealized holding gains (losses) related to investments classified as permanent have been included in equity. The size of the permanent portfolio is limited to an amount equal to Santander-Chile’s capital. Any amount above this must be considered as “trading”; the unrealized gains (losses) related to investments classified as “trading” are included in operating results. The ALCO, in order to be conservative, has limited even further the Finance Division’s actual trading portfolio. This portfolio is a sub-set of the portfolio defined as “trading” for accounting purposes and is denominated “Trading de Gestión.” The market risk of this portfolio is measured using a VaR technique to measure interest rate risk. As set forth below, the composition of this portfolio mainly consisted of Central Bank bonds, mortgage bonds and low risk Chilean corporate bonds issued locally:

Trading portfolio used for trading VaR calculation	Market value December 31, 2003 Ch$ millions
Government bonds	423,789
Mortgage Finance Bonds	24,047
Deposits	23,513
Total	471,349

Trading: Quantitative Disclosures about Market Risk: VaR

For Santander-Chile’s trading portfolio, the average, high and low amounts of the VaR between in 2003 were the following:

Trading Portfolio	Daily VaR in Ch$ million	Daily VaR in US$ million
High	2,100	3.04
Low	143	0.21
Average	875	1.27

The average exchange rate in this period was Ch$691.40 per dollar.

For Santander-Chile’s trading portfolio, the average, high and low amounts of the VaR between July 31, 2002 and December 31, 2002 were the following:

Trading Portfolio	Daily VaR in Ch$ million	Daily VaR in US$ million
High	1,132	1.58
Low	240	0.34
Average	724	1.01

The average exchange rate in this period was Ch$716.96 per dollar.

Foreign Currency Positions (VaR and Sensitivity Analysis/Scenario Simulations)

Our foreign currency position includes all of our assets and liabilities in foreign currency, including derivatives that hedge certain foreign currency mismatches. The Finance Division manages our net foreign currency position following the guidelines approved by the ALCO and Santander Central Hispano’s Global Risk Department. In carrying out its market risk management, the Finance Division manages the foreign exchange rate risk arising from mismatches between investments and the funding thereof that arise from differences in amounts and currencies. The Market Risk and Control Department uses a VaR model to monitor and measure the exchange rate risk of our net foreign currency position, which includes trading and non-trading activities. The Market Risk and Control Department uses scenario simulations, to measure the interest rate risk of our net foreign currency position.

Foreign Currency Position: Quantitative Disclosures about Market Risk: VaR

For our net foreign currency position, the average, high and low of the VaR in 2003 were the following:

Foreign Currency Position	Daily VaR in Ch$ million	Daily VaR in US$ million
High	1,363	1.97
Low	0.15	0.21
Average	140	0.20

The average exchange rate in this period was Ch$691.40 per dollar.

For our net foreign currency position, the average, high and low of the VaR between July 31, 2002 and December 31, 2002 were the following:

Foreign Currency Position	Daily VaR in Ch$ million	Daily VaR in US$ million
High	1,050	1.46
Low	17	0.02
Average	303	0.42

The average exchange rate in this period was Ch$ 716.96 per dollar.

Foreign Currency Position: Quantitative Disclosures about Market Risk: Scenario Simulations

For our net foreign currency position, any loss caused by a 100 basis point shift in U.S. dollar interest rates cannot be greater than US$45 million of equity and US$30 million of budgeted net interest income. Previous to 2003 these limits were set as percentages of capital and reserves and budgeted financial income. These limits are internally imposed limits set by the ALCO. These limits were increased in December 2003. In this month the loss limit of a 100 basis point shift in U.S. dollar interest rates was increased from US$30 million to US$45 million. The loss limit of net interest income was increased from US$10 million to US$30 million. These limits were increased in response to the greater loan growth expected in 2004. These are the limits the Bank expects to use in 2004.

100 Basis Point Shift US$ million	Net Foreign Currency Position
	Financial Income	Capital and Reserves
Loss Limit in 2003	30.0	45.0
At December 31, 2003	7.5	25.5
Average 2003	1.5	5.1

Local Currency Activities: Quantitative Disclosures about Market Risk: Scenario Simulations

Santander-Chile’s local currency activities include all positions in the balance sheet in local currency that are not considered to be trading (“Trading de Gestión”) instruments denominated in nominal or inflation-indexed Chilean pesos. This includes financial investments. The Finance Division manages the risk management of non-trading positions under guidelines approved by the ALCO and Santander Central Hispano’s Global Risk Department. In carrying out its market risk management functions, the Finance Division manages interest rate risk that arises from any mismatches with respect to rates, maturities, repricing periods, notional amounts or other mismatches between Santander-Chile’s interest earning assets and its interest bearing liabilities.

The Market Risk and Control Department: (i) applies scenario simulations (as discussed below) to measure the interest rate risk of the local currency activities and the potential loss of Santander-Chile’s non-trading activities; and (ii) provides the ALCO, the Finance Division and Santander Central Hispano’s Global Risk Department with risk/return reports.

Local Currency Non-Trading Activities: Quantitative Disclosures Market Risk: Scenario Simulations

The potential loss in the market value of Santander-Chile’s local currency non-trading portfolio resulting from a 100 basis point shift in the yield curve was set at US$101.2 million of equity in December 2003. In this month the Bank’s ALCO approved an increase in this limit from US$80 million. This indicator was increased in response to the expected increase in growth of loans in order to improve and sustain Santander-Chile’s net interest margin. At the same time, the variation in net interest income caused by the 100 basis point shift of the local yield curve cannot be greater than US$33.7 million. This limit is internally set by the ALCO.

The following table, which contemplates a 100 basis point shift in the relevant interest rate, indicates that Santander-Chile was within the limits established in 2003.

100 Basis Point Shift US$ million	Local Currency Non-Trading Portfolio
	Financial Income	Capital and Reserves
Loss limit	33.7	101.2
At December 31, 2003	(5.4)	63.6
Average 2003	3.9	57.7

Consolidated Limits (VAR and Sensitivity Analysis)

Finally, Santander-Chile consolidates all market positions (trading and non-trading) to measure Santander-Chile’s total interest rate risk profile.

Consolidated Limits: Quantitative Disclosures about Market Risk: Scenario Simulations

Santander-Chile tracks a consolidated indicator in order to assess of the total interest rate risk to which Santander-Chile is exposed in terms of equity at risk and financial income at risk. The loss limit for equity at risk is US$101.2 million. This was modified from US$80 million in December 2003 and is the limit in 2004. The net financial income at risk limit was set in December 2003 at US$50.6 million and was increased from US$30 million. These limits were increased in response to greater expected loan growth in 2004. The consolidated limit is an internally imposed limit set by the ALCO and Santander Central Hispano’s Global Risk Department.

100 Basis Point Shift US$ million	Consolidated
	Financial Income	Capital and Reserves
Loss limit	50.6	101.2
At December 31, 2003	9.2	68.5
Average 2003	6.3	59.1

Consolidated Limits: Quantitative Disclosures about Market Risk: VaR

Santander-Chile tracks a consolidated VaR indicator in order to have a notion of the total interest rate risk to which Santander-Chile is exposed. The average, high and low of the VaR in 2003 were the following:

Total VaR	Daily VaR in Ch$ million	Daily VaR in US$ million
High	15,996	23.1
Low	9,505	13.7
Average	12,836	18.6

The average exchange rate in this period was Ch$691.40 per dollar.

Disclosures Regarding Derivative Financial Instruments

We enter into transactions involving derivative instruments, particularly foreign exchange contracts, as part of our asset and liability management and in acting as a dealer to satisfy our clients’ needs. The notional amounts of these contracts are carried off-balance sheet.

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

When we enter into a forward exchange contract, we analyze and approve the credit risk (the risk that the counterparty might default on its obligations). Subsequently, on an ongoing basis, we monitor the possible losses involved in each contract. To manage the level of credit risk, we deal with counterparties of good credit standing, enter into master netting agreements whenever possible and, when appropriate, obtain collateral.

The Chilean Central Bank requires that foreign exchange forward contracts be made only in US dollars and other major foreign currencies. Most of our forward contracts are made in U.S. dollars against the Chilean peso or the UF. Occasionally, forward contracts are also made in other currencies, but only when the Bank acts as an intermediary.

Unrealized gains, losses, premiums and discounts arising from foreign exchange forward contracts are shown on a net basis under Other assets and Other liabilities (see Note 9 to our Consolidated Financial Statements).

During 2002 and 2003 we entered into interest rate and cross currency swap agreements to manage exposure to fluctuation in currencies and interest rates. The differential between the interest paid or received on a specified notional amount is recognized under “Foreign exchange transactions, net”. The fair value of the swap agreement and changes in the fair value as a result of changes in market interest rates are not recognized in the consolidated financial statement.

Our foreign currency futures and forward operations and other derivative products outstanding at December 31, 2002 and in 2003 are summarized below:

(a) Foreign currency and interest rate contracts:

	Number of contracts		Notional amounts
			Up to 3 months		Over 3 months
	2002	2003	2002	2003	2002	2003
			ThUS$	ThUS$	ThUS$	ThUS$
Chilean market:
Future purchase of foreign currency with Chilean pesos	316	752	684,121	784,477	695,705	3,513,029
Future sale of foreign currency with Chilean pesos	521	1,173	764,501	864,747	1,017,940	2,914,355
Foreign currency forwards	35	148	45,022	39,794	87	13,818

Foreign markets:
Foreign currency swaps	55	207	54,631	116,086	1,205	14,491
Interest rate swaps	157	115	590,689	50,000	1,544,485	1,547,773

The notional amounts refer to the US dollars bought or sold or to the US dollar equivalent of foreign currency bought or sold for future settlement. The contract terms correspond to the duration of the contracts as from the date of the transaction to the date of the settlement.

(b) Contracts expressed in the UF index:

	Number of contracts		Notional amounts
			Up to 3 months		Over 3 months
	2002	2003	2002	2003	2002	2003
			UF	UF	UF	UF
Forwards in UF/Ch$ sold	1	44	—	1,323,723	49,570	6,000,000

Liquidity Management

We have also set internal liquidity limits. The Market Risk Control Department measures two other liquidity indicators:

Net accumulated liquidity ratio (NALR):

S ((Assets with maturity up to 30 days) – (Liabilities with maturity up to 30 days))	>= Ch$150,000 million
S (Liabilities with maturity up to 30 days)

NALR	NALR Ch$ million
At December 31, 2003	419,756
Average 2003	556,913

Liquidity coefficient (LC):

Liquid assets (at liquidation value) / (Total liabilities - capital + contingent) >= 2%

LC	Local currency	Foreign currency
At December 31, 2003	13.3%	9.7%
Average 2003	16.0%	7.4%

The Central Bank also requires us to comply with the following liquidity limits:

•	The sum of the liabilities with a maturity of less than 30 days cannot exceed the sum of the assets with maturity of 30 days by more than an amount equal to one times our capital in local currency and foreign currency. In any case the sum of the gap in local currency and foreign currency cannot be greater than twice our capital.

As of December 31, 2003 ours was as follows:

30 day liquidity limit	Foreign currency	Local currency	Total
As of December 31, 2003	0.47x	0.45x	0.92x

•	The sum of the liabilities with a maturity of less than of less than 90 days cannot exceed the sum of the assets with a maturity of less than 90 days by more than 2 times a bank’s capital. This limit must be calculated in local currency and foreign currencies together as one gap.

90 day liquidity limit	Total
As of December 31, 2003	0.72x

Other Subsidiaries

For VaR measurements and scenario simulations, our trading and non-trading portfolios and the net foreign currency position do not consolidate the asset-liability structure of the following subsidiaries:

•	Santiago Leasing S.A.

•	Santiago Corredores de Bolsa Ltda.

•	Santiago S.A. Administradora General de Fondos

•	Cobranzas y Recaudaciones Ltda.

•	Santiago Factoring Ltda.

•	Santander Administradora de Fondos Mutuos S.A.

•	Santander S.A. Sociedad Securitizadora

•	Corredora de Seguros Santander Ltda.

The balance sheets of these subsidiaries, excluding Santiago Leasing, are mainly comprised of non-sensitive assets and liabilities, fixed assets and capital and in total only represent 0.7% of our total consolidated assets.

Risks Associated with Santiago Leasing

In the normal course of business, Santiago Leasing S.A. is subject to interest rate and foreign exchange risks, in addition to the risk associated with potential gaps created by timing mismatches in expected cash flows. The initiative to control and manage those risks is fundamental to Santiago Leasing’s business strategy and policies. Santiago Leasing only represents 1.3% of our total consolidated assets.

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

The following table summarizes the maturities of Santiago Leasing’s asset and liability mix through 2008, based on Santiago Leasing’s balance sheet position as of December 31, 2003.

	Expected Maturity
	2004	2005	2006	2007	2008	Past Due	Thereafter	Total
	(in millions of constant Ch$ as of December 31, 2003)
Assets
UF–fixed rate	18,761	12,115	8,768	5,429	4,571	1,446	15,564	66,654
(Average interest rate 10.19%)
UF–variable rate	2,145	1,514	1,192	1,062	1,033	34	3,297	10,277
(Average interest rate 7.34%)
U.S. Dollar–fixed rate	515	125	20	—	—	9	—	669
(Average interest rate 10.38%)
U.S. Dollar–variable rate	707	839	355	196	143	26	87	2,353
(Average interest rate 5.67%)
Liabilities
UF–fixed rate	20,253	5,675	6,001	4,463	3,608	—	30,788	70,788
(Average interest rate 5.58%)
U.S. Dollar–fixed rate	6,118	—	—	—	—	—	—	6,118
(Average interest rate 6.87%)

Item 12. Description of Securities Other Than Equity Securities

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

As of December 31, 2003, the Bank, under the supervision and with the participation of the Bank management, including the Chief Executive Officer and the Chief Financial Officer, performed an evaluation of the effectiveness of the Bank disclosure controls and procedures. The Bank’s management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives. Based on this evaluation, the Bank’s Chief Executive Officer and Chief Financial Officer concluded that the Bank’s disclosure controls and procedures are effective at the reasonable assurance level for gathering, analyzing and disclosing the information the Bank is required to disclose in the reports it files under the Securities Exchange Act of 1934, within the time periods specified in the SEC’s rules and forms.

There has been no change in the Bank’s internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, the Bank’s internal control over financial reporting.

We believe that two of the members of our Audit Committee, Benigno Rodríguez Rodríguez and Víctor Arbulú Crousillat, meet the requirements of an “audit committee financial expert” set forth in Item 16A of Form 20-F. In addition, all three members of our Audit Committee have experience overseeing and assessing the performance of Santander-Chile and its consolidated subsidiaries and our external auditors with respect to the preparation, auditing and evaluation of our consolidated financial statements.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

We believe that two out of the three members of the Audit Committee meet the requirements of an “audit committee financial expert” in accordance with SEC rules and regulations, in that they have an understanding of Chilean GAAP, the ability to assess the general application of Chilean GAAP in connection with the accounting for estimates, accruals and reserves, experience analyzing and evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by our consolidated financial statements, an understanding of internal controls over financial reporting, and an understanding of audit committee functions. All three members of our Audit and Control Committee have experience overseeing and assessing the performance of Santander-Chile and its consolidated subsidiaries and our external auditors with respect to the preparation, auditing and evaluation of our consolidated financial statements.

ITEM 16B. CODE OF ETHICS

The Bank has adopted a code of ethics that is applicable to all of the Bank’s employees and a copy is included as an exhibit hereto.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Amounts paid to the auditors for statutory audit and other services were as follows:

	2003 MCh$	2002 MCh$
Audit Services
- Statutory audit	302	327
- Audit-related regulatory reporting	46	100

Tax Fees
- Compliance Services	—	—
- Advisory Services	—	—

All Other Services	—	—

Total	348	427

Statutory audit:    Consists of fees billed for professional services rendered for the audit of our consolidated financial statements that are provided by PricewaterhouseCoopers in connection with statutory and regulatory filings or engagements, and attest services.

Audit-related regulatory reporting:    Consists of fees billed for assurance and related services that are specifically related to the performance of the audit and review of our filings under the 1933 Act.

Auditors are pre-approved by the Audit committee. The selection of external auditors is subject to approval by shareholders at the Annual Shareholders’ Meeting. All proposed payments have been presented to our Audit Committee, which has determined that they are reasonable and consistent with internal policies.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18. FINANCIAL STATEMENTS

Reference is made to Item 19 for a list of all financial statements filed as a part of this Annual Report.

ITEM 19. EXHIBITS

(a) Index to Financial Statements

(b) Index to Exhibits:

Exhibit Number	Description
1.1	Restated Articles of Incorporation and By-Laws (estatutos) of Santander-Chile (Spanish Version) (incorporated by reference to our Registration Statement on Form F-4 (Registration No. 333-100975) filed with the Commission on December 12, 2002).

1.2	Restated Articles of Incorporation and By-Laws (estatutos) of Santander-Chile (English Version) (incorporated by reference to our Registration Statement on Form F-4 (Registration No. 333-100975) filed with the Commission on December 12, 2002).

2A.1	Form of Amended and Restated Deposit Agreement, dated August 1, 2002, among Banco Santander-Chile (formerly known as Banco Santiago), the Bank of New York (as depositary) and Holders of American Depositary Receipts (incorporated by reference to our Registration Statement on Form F-6 No. 333-97303, filed with the Commission on July 26, 2002).

2A.2	Form of Foreign Investment Contract among Banco Santiago, JPMorgan Chase Bank and the Central Bank of Chile relating to the foreign exchange treatment of an investment in ADSs (accompanied by an English translation) (Incorporated by reference to our Registration Statement on Form F-1 (Registration No. 333-7676) filed with the Commission on October 23, 1997).

2A.3	Copy of the Central Bank Chapter XXVI Regulations Related to the Acquisition of Shares in Chilean Corporations and the Issuance of Instrument on Foreign Stock Exchanges or under Other Terms and Conditions of Issue (accompanied by an English translation) (incorporated by reference to Santander-Chile’s Annual Report for the fiscal year ended December 31, 1996 (File No. 1-13448) filed with the Commission on June 30, 1997).

Exhibit Number	Description
2A.4	Press release by Central Bank eliminating exchange restrictions (accompanied by an English translation) (incorporated by reference to Santander-Chile’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001 (File No. 1-13448) filed with the Commission on June 28, 2001).

2B.1	Program Agreement and Offering Circular for Santander-Chile’s U.S. $300 million Euro Medium Term Note Program (incorporated by reference to Santander-Chile’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001 (File No. 1-13448) filed with the Commission on June 28, 2001).

2B.2	Indenture for 61/2 % subordinated notes dated as of October 15, 1998 between Santander-Chile and Bankers Trust Company, as trustee (incorporated by reference to Santander-Chile’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001 (File No. 1-13448) filed with the Commission on June 28, 2001).

2B.3	First Supplemental Indenture for 61/2 % subordinated notes dated as of October 15, 1998 between Santander-Chile and Bankers Trust Company, as trustee (incorporated by reference to Santander-Chile’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001 (File No. 1-13448) filed with the Commission on June 28, 2001).

2B.4	Agreement for the Issuance of Bonds dated November 26, 1996 between Santander-Chile and Banco Security (accompanied by an English translation) (incorporated by reference to Santander-Chile’s Annual Report for the fiscal year ended December 31, 1996 (File No. 1-13448) filed with the Commission on June 30, 1997).

2B.5	Agreement for the Issuance of Subordinated Bonds dated November 26, 1996 between Santander-Chile and Banco Security (accompanied by an English translation) (incorporated by reference to Santander-Chile’s Annual Report for the fiscal year ended December 31, 1996 (File No. 1-13448) filed with the Commission on June 30, 1997).

4A.1	Resolution of the Shareholders’ Meeting of the former Santander-Chile of June 10, 1996, authorizing the Merger with Osorno (accompanied by an English translation) (incorporated by reference to Santander-Chile’s Annual Report for the fiscal year ended December 31, 1996 (File No. 1-13448) filed with the Commission on June 30, 1997).

4A.2	Resolution of the Shareholders’ Meeting of Osorno of June 10, 1996, authorizing the Merger with the former Santander-Chile (accompanied by an English translation) (incorporated by reference to Santander-Chile’s Annual Report for the fiscal year ended December 31, 1996 (File No. 1-13448) filed with the Commission on June 30, 1997).

4A.3	Share Purchase Promise Agreement dated April 11, 1996 between Santander-Chile and the Former Osorno Control Group (accompanied by an English translation) (incorporated by reference to Santander-Chile’s Annual Report for the fiscal year ended December 31, 1996 (File No. 1-13448) filed with the Commission on June 30, 1997).

4A.4	Share Purchase Agreement dated November 11, 1996 between Santander-Chile and the Former Osorno Control Group (accompanied by an English translation) (incorporated by reference to Santander-Chile’s Annual Report for the fiscal year ended December 31, 1996 (File No. 1-13448) filed with the Commission on June 30, 1997).

4A.5	Automatic Teller Machines Participation Agreement dated October 1, 1988 between Banco Español-Chile (predecessor to Santander-Chile) and REDBANC (accompanied by an English translation) (incorporated by reference to Santander-Chile’s Annual Report for the fiscal year ended December 31, 1996 (File No. 1-13448) filed with the Commission on June 30, 1997).

Exhibit Number	Description
4A.6	Stock Purchase Agreement relating to Santander Insurance dated July 2, 1998 among Santander Chile Holding, Soince S.A. and Santander-Chile (incorporated by reference to Santander-Chile’s Annual Report for the fiscal year ended December 31, 1998 (File No. 1-13448) filed with the Commission on June 15, 1999).

4A.7	Share Buyout and Release of Preferential Options Agreement relating to Santander Securitization dated October 28, 1998 between Santander Chile Holding and Santander-Chile (incorporated by reference to Santander-Chile’s Annual Report for the fiscal year ended December 31, 1998 (File No. 1-13448) filed with the Commission on June 15, 1999).

4A.8	Outsourcing agreement between Banco Santiago and IBM de Chile S.A.C. dated June 30, 2000 (including English summary) (incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2000) (File No. 1-4554) filed with the Commission on December 31, 2000.

4A.9	Systems and Technology Service and Consulting Agreement between Santander-Chile and ALTEC dated December 30, 2003 (English translation).

7.1	Statement explaining Calculation of Ratios (incorporated by reference to Santander-Chile’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001 (File No. 1-13448) filed with the Commission on June 28, 2001).

8.1	List of Subsidiaries.

11.1	Code of Conduct for Executive Personnel of Banco Santander-Chile and Subsidiaries.

11.2	Code of Conduct for all Grupo Santander Personnel.

12.1	Section 302 Certification by the Chief Executive Officer.

12.2	Section 302 Certification by the Chief Financial Officer.

13.1	Section 906 Certification.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

BANCO SANTANDER-CHILE

By:	/s/ Gonzalo Romero A.
Name:	Gonzalo Romero A.
Title:	General Counsel

Date: June 29, 2004.

BANCO SANTANDER CHILE

CONSOLIDATED FINANCIAL STATEMENTS

Ch$	-	Chilean pesos
MCh$	-	Millions of Chilean pesos
US$	-	United States dollars
ThUS$	-	Thousands of United States dollars
UF	-	A UF is a daily-indexed, peso-denominated monetary unit. The UF rate is set daily in advance based on the previous month’s inflation rate.

PricewaterhouseCoopers

Santiago de Chile

Av. Andrés Bello 2711

Torre Costanera -Pisos 3, 4 y 5

Las Condes

Teléfono [56](2) 9400000

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of

Banco Santander Chile

We have audited the accompanying consolidated balance sheets of Banco Santander Chile (formerly Banco Santiago) and its subsidiaries (the “Bank”) as of December 31, 2002 and 2003 and the related consolidated statements of income, of cash flows and of shareholders’ equity for each of the two years ended December 31, 2003, all expressed in millions of constant Chilean pesos. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Chile and the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Banco Santander Chile (formerly Banco Santiago) and its subsidiaries as of December 31, 2002 and 2003 and the results of their operations and their cash flows for each of the two years ended December 31, 2003, in conformity with accounting principles generally accepted in Chile and the rules of the regulatory agencies referred to in Note 1.

Accounting principles generally accepted in Chile vary in certain important respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 26 to the consolidated financial statements.

/s/ PricewaterhouseCoopers

Santiago, Chile

January 16, 2004

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of

Banco Santander Chile (formerly Banco Santiago):

We have audited the accompanying consolidated statements of income, cash flows and changes in shareholders’ equity of Banco Santander Chile (formerly Banco Santiago) (the “Bank”) for the year ended December 31, 2001. These financial statements are the responsibility of the Bank’s Management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Bank’s Management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of Banco Santander Chile (formerly Banco Santiago) for the year ended December 31, 2001, in conformity with accounting principles generally accepted in Chile and the regulations issued by the Chilean Superintendency of Banks and Financial Institutions, which differ in certain respects from U.S. generally accepted accounting principles (see Note 26 to the consolidated financial statements).

ERNST & YOUNG LIMITADA

Santiago, Chile January 18, 2002

(except for Note 11, for which the date is February 18, 2002,

and Note 26 for which the date is September 30, 2002)

BANCO SANTANDER CHILE

CONSOLIDATED BALANCE SHEETS

Adjusted for general price-level changes and expressed

in millions of constant Chilean pesos (MCh$) of

December 31, 2003 and thousands of US dollars (ThUS$)

	At December 31,
	2002	2003	2003
	MCh$	MCh$	ThUS$ Unaudited (Note 1q)
ASSETS
CASH AND DUE FROM BANKS (Note 2)
Non-interest bearing	876,460	900,602	1,502,455
Interbank deposits-interest bearing	111,093	83,466	139,246

Total cash and due from banks	987,553	984,068	1,641,701

INVESTMENTS (Note 3)
Government securities	1,218,049	586,771	978,898
Investments under agreements to resell	335,497	43,575	72,696
Other financial investments	265,713	709,005	1,182,819
Investment collateral under agreements to repurchase	703,931	574,266	958,037

Total investments	2,523,190	1,913,617	3,192,450

LOANS, NET (Note 4)
Commercial loans	2,928,238	2,512,359	4,191,317
Consumer loans	716,282	777,191	1,296,572
Mortgage loans	1,600,004	1,493,819	2,492,108
Foreign trade loans	538,217	432,599	721,696
Interbank loans	4,165	143,026	238,608
Lease contracts (Note 5)	426,641	431,942	720,600
Other outstanding loans	932,979	828,580	1,382,303
Past due loans	168,440	170,095	283,766
Contingent loans	626,732	829,021	1,383,039
Allowance for loan losses (Note 6)	(169,251)	(168,226)	(280,648)

Total loans, net	7,772,447	7,450,406	12,429,361

OTHER ASSETS
Bank premises and equipment, net (Note 7)	214,934	209,031	348,722
Assets received in lieu of payment	25,141	39,347	65,642
Assets to be leased	37,682	32,919	54,918
Investments in other companies (Note 8)	4,753	4,879	8,140
Other (Note 9)	205,857	286,160	477,395

Total other assets	488,367	572,336	954,817

TOTAL ASSETS	11,771,557	10,920,427	18,218,329

The accompanying Notes 1 to 26 form an integral part of these consolidated financial statements.

BANCO SANTANDER CHILE

CONSOLIDATED BALANCE SHEETS

Adjusted for general price-level changes and expressed

in millions of constant Chilean pesos (MCh$) of

December 31, 2003 and thousands of US dollars (ThUS$)

	At December 31,
	2002	2003	2003
	MCh$	MCh$	ThUS$ Unaudited (Note 1q)
LIABILITIES AND SHAREHOLDERS’ EQUITY
DEPOSITS
Non-interest bearing Current accounts	1,110,298	1,121,141	1,870,377
Banker’s drafts and other deposits	763,684	884,501	1,475,595

Total non-interest bearing	1,873,982	2,005,642	3,345,972

Interest bearing Saving accounts and time deposits	4,267,888	3,521,046	5,874,089

Total deposits	6,141,870	5,526,688	9,220,061

OTHER INTEREST BEARING LIABILITIES (Note 10)
Chilean Central Bank borrowings Credit lines for renegotiations of loans	15,903	12,466	20,797
Other Central Bank borrowings	14,093	342,482	571,356

Total Chilean Central Bank borrowings	29,996	354,948	592,153

Investments under agreements to repurchase	737,101	465,336	776,311
Mortgage finance bonds	1,576,891	1,283,397	2,141,065
Other borrowings
Bonds	404,451	257,262	429,185
Subordinated bonds	459,296	388,382	647,930
Borrowings from domestic financial institutions	62,739	35,800	59,724
Foreign borrowings	610,457	540,756	902,132
Other obligations	77,633	64,851	108,190

Total other borrowings	1,614,576	1,287,051	2,147,161

Total other interest bearing liabilities	3,958,564	3,390,732	5,656,690

OTHER LIABILITIES
Contingent liabilities (Note 9)	626,668	829,801	1,384,340
Other (Note 9)	71,279	154,747	258,162

Total other liabilities	697,947	984,548	1,642,502

CONTINGENCIES AND COMMITMENTS (Note 21)
MINORITY INTEREST	794	1,067	1,781

Total liabilities	10,799,175	9,903,035	16,521,034

SHAREHOLDERS’ EQUITY (Note 13)
Capital and reserves	813,568	810,417	1,352,002
Net income for the year	158,814	206,975	345,293

Total shareholders’ equity	972,382	1,017,392	1,697,295
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	11,771,557	10,920,427	18,218,329

The accompanying Notes 1 to 26 form an integral part of these consolidated financial statements.

BANCO SANTANDER CHILE

CONSOLIDATED STATEMENTS OF INCOME

Expressed in millions of constant Chilean pesos (MCh$) of

December 31, 2003 and thousands of US dollars (ThUS$)

	Year ended December 31,
	2001	2002	2003	2003
	MCh$	MCh$	MCh$	ThUS$
				Unaudited (Note 1q)
INTEREST REVENUE AND EXPENSE
Interest revenue	602,448	1,041,405	613,562	1,023,593
Interest expense	(339,922)	(517,010)	(310,876)	(518,628)

Net interest revenue	262,526	524,395	302,686	504,965
PROVISION FOR LOAN LOSSES (Note 6)	(48,403)	(92,076)	(101,340)	(169,064)
FEES AND INCOME FROM SERVICES (Note 15)
Fees and other services income	62,527	125,908	137,010	228,571
Fees and other services expenses	(12,280)	(22,793)	(25,171)	(41,993)

Total fees income and expenses from services, net	50,247	103,115	111,839	186,578

OTHER OPERATING INCOME
Gains from trading activities	22,404	96,566	106,611	177,858
Losses from trading activities	(13,407)	(66,611)	(79,157)	(132,057)
Foreign exchange transactions, net	10,484	(25,583)	151,957	253,507
Other operating income	4,614	8,266	7,943	13,252
Other operating expenses	(11,091)	(26,589)	(27,854)	(46,468)

Total other operating income (loss)	13,004	(13,951)	159,500	266,092

OTHER INCOME AND EXPENSES
Recovery of loans previously written off (Note 18)	11,784	25,374	33,921	56,590
Non-operating income (Note 16)	16,690	21,315	19,728	32,912
Non-operating expenses (Note 16)	(18,303)	(79,213)	(19,228)	(32,078)
Income attributable to investments in other companies (Note 8)	200	446	1,669	2,785
Minority interest	—	(184)	(160)	(267)

Total other income and expenses	10,371	(32,262)	35,930	59,942

OPERATING EXPENSES
Personnel salaries and expenses	(84,785)	(148,922)	(126,164)	(210,477)
Administrative and other expenses	(57,806)	(100,914)	(83,933)	(140,024)
Depreciation and amortization	(17,472)	(39,728)	(40,162)	(67,001)

Total operating expenses	(160,063)	(289,564)	(250,259)	(417,502)

NET LOSS FROM PRICE-LEVEL RESTATEMENT (Note 23)	(7,918)	(13,148)	(7,702)	(12,849)

INCOME BEFORE INCOME TAXES	119,764	186,509	250,654	418,162
Income taxes (Note 20)	3,680	(27,695)	(43,679)	(72,869)

Net income for the year	123,444	158,814	206,975	345,293

The accompanying Notes 1 to 26 form an integral part of these consolidated financial statements.

BANCO SANTANDER CHILE

CONSOLIDATED STATEMENTS OF CASH FLOWS

Expressed in millions of constant Chilean pesos (MCh$) of

December 31, 2003 and thousands of US dollars (ThUS$)

	Year ended December 31,
	2001	2002	2003	2003
	MCh$	MCh$	MCh$	ThUS$ Unaudited (Note 1q)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	123,444	158,814	206,975	345,293
Items that do not represent cash flows:
Provision for loan losses	48,403	92,076	101,340	169,064
Depreciation and amortization	17,472	39,728	40,162	67,001
Market value of financial investments (trading portfolio)	—	(3,428)	5,165	8,617
(Gain) loss on sales of bank premises and equipment	(26)	(252)	151	252
Gain on sales of goods received in lieu of payment	(2,996)	(15,920)	(5,403)	(9,014)
Net change in other assets and other liabilities	(6,481)	(74,606)	(38,197)	(63,724)
Share of profit in equity method investments	(200)	(446)	(1,669)	(2,785)
Minority interest	—	184	160	267
Write-offs of assets received in lieu of payment	—	10,694	12,405	20,695
Net change in interest accruals	5,711	57,251	(58,523)	(97,633)
Price-level restatement	7,918	13,148	7,702	12,850
Others	(405,691)	86,007	20,626	34,410

NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES	(212,446)	363,250	290,894	485,293

CASH FLOWS FROM INVESTING ACTIVITIES
Net (increase) decrease in loans	(285,289)	581,498	336,728	561,756
Net change of assets received in lieu of payment	18,121	36,891	37,917	63,256
Purchases of bank premises and equipment	(9,223)	(15,804)	(16,681)	(27,829)
Investment in other companies	(520)	(98)	—	—
Sales of investments in companies	—	—	10	17
Net change in other financial investments	(694)	136,366	84,538	141,033
Proceeds from sales of bank premises and equipment	428	14,566	4,868	8,121
Dividends received from equity method investments	182	319	4,188	6,987

NET CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES	(276,995)	753,738	451,568	753,341

CASH FLOWS FROM FINANCING ACTIVITIES
Net increase in current accounts	18,805	128,148	9,967	16,628
Net increase (decrease) in savings accounts and time deposits	327,653	(957,798)	(600,587)	(1,001,947)
Net increase (decrease) in bankers’ drafts and other deposits	(77,040)	(10,616)	96,747	161,401
Net increase (decrease) in investments under agreements to repurchase	62,737	(24,126)	(169,094)	(282,096)
Increase in mortgage finance bonds	296,236	298,059	273,799	456,774
Repayments of mortgage finance bonds	(192,655)	(274,815)	(575,755)	(960,520)
Proceeds from bond issues	10,509	—	—	—
Repayments of bond issues	(16,880)	(94,929)	(70,669)	(117,896)
Short-term funds borrowed	17,993,524	(225,409)	3,790	6,323
Short-term borrowings repaid	(17,894,987)	185,287	(73,635)	(122,844)
Proceeds from issuance of long-term borrowings	82,286	20,241	188,450	314,388
Central Bank borrowings	—	—	336,392	561,196
Dividends paid	(94,691)	(219,502)	(156,268)	(260,699)

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	515,497	(1,175,460)	(736,863)	(1,229,292)
EFFECT OF PRICE – LEVEL RESTATEMENT ON CASH AND DUE FROM BANKS	15,130	(187)	(9,084)	(15,155)

NET INCREASE (DECREASE) IN CASH AND DUE FROM BANKS	41,186	(58,659)	(3,485)	(5,813)
CASH AND DUE FROM BANKS, BEGINNING OF YEAR	536,317	1,046,212	987,553	1,647,514

CASH AND DUE FROM BANKS, END OF YEAR	577,503	987,553	984,068	1,641,701

The accompanying Notes 1 to 26 form an integral part of these consolidated financial statements.

BANCO SANTANDER CHILE

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

Expressed in millions of constant Chilean pesos (MCh$) of December 31, 2003

(except for number of shares)

	Number of shares	Paid-in share Capital	Legal reserve	Financial investment reserve	Net income for the year	Total
	Millions	MCh$	MCh$	MCh$	MCh$	MCh$
Balances at January 1, 2001 (historical)	98,934.2	390,744	13,840	1,917	88,510	495,011
Retained earnings		—	88,510	—	(88,510)	—
Dividend paid		—	(88,510)	—	—	(88,510)
Price-level restatement		12,113	606	—	—	12,719
Unrealized gains in financial investments classified as permanent		—	—	1,005	—	1,005
Net income for the year		—	—	—	118,764	118,764

Balances as of December 31, 2001	98,934.2	402,857	14,446	2,922	118,764	538,989

Restatement of December 31, 2001 balances to December 31, 2003 constant pesos	98,934.2	418,734	15,016	3,037	123,444	560,231

Banco Santiago	98,934.2	402,857	14,446	2,922	118,764	538,989
Merger of Banco Santander-Chile	89,511.9	273,049	84,791	3,820	92,092	453,752

Balances at January 1, 2002 (historical)	188,446.1	675,906	99,237	6,742	210,856	992,741
Retained earnings		—	210,856	—	(210,856)	—
Dividend paid		—	(210,856)	—	—	(210,856)
Price-level restatement		20,015	2,606	—	—	22,621
Unrealized gains in financial investments classified as permanent		—	—	1,384	—	1,384
Net income for the year		—	—	—	157,315	157,315

Balances as of December 31, 2002	188,446.1	695,921	101,843	8,126	157,315	963,205

Restatement of December 31, 2002 balances to December 31, 2003 constant pesos	188,446.1	702,551	102,813	8,204	158,814	972,382

Balances at January 1, 2003 (historical)	188,446.1	695,921	101,843	8,126	157,315	963,205
Retained earnings		—	157,315	—	(157,315)	—
Dividend paid		—	(157,315)	—	—	(157,315)
Price-level restatement		6,630	3,520	—	—	10,150
Unrealized losses in financial investments classified as permanent		—	—	(5,623)	—	(5,623)
Net income for the year		—	—	—	206,975	206,975

Balances as of December 31, 2003	188,446.1	702,551	105,363	2,503	206,975	1,017,392

The accompanying Notes 1 to 26 form an integral part of these consolidated financial statements.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in millions of constant Chilean pesos (MCh$)

of December 31, 2003 (except as indicated)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

Through resolution No.79 dated July 26, 2002 the Chilean Superintendencia de Bancos e Instituciones Financieras (the “Superintendency of Banks”) approved the merger agreed upon by the Extraordinary Shareholders’ Meetings of the former Banco Santander-Chile and Banco Santiago, both held on July 18, 2002.

On August 1, 2002, the legal merger agreed upon by Banco Santiago with former Banco Santander-Chile took place, through the contribution of the assets of the latter to Banco Santiago, which assumed the total liabilities. The merger was accounted for under Chilean GAAP in a manner commonly referred to as a “pooling of interests” on a prospective basis from January 1, 2002. As such, the financial statements of the former Banco Santander-Chile were retroactively combined with those of Banco Santiago at book values at January 1, 2002.

By virtue of the merger, Banco Santiago later changed its name to Banco Santander Chile. The shareholders of the former Banco Santander-Chile became shareholders of the merged bank, receiving 3.55366329 shares of the merged Bank in exchange for each share of the former Banco Santander-Chile. As a result of the merger, as of December 31, 2002 the Bank included MCh$ 38,997 under Non-operating expenses, corresponding to the consolidated expenses relating to the merger, as described in Note 16. The merger integration process was completed on April 17, 2003.

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Chile and regulations of the Superintendency of Banks, collectively referred to as “Chilean GAAP.” For the convenience of the reader, the consolidated financial statements have been translated into English, certain reclassifications have been made and certain subtotals and clarifying account descriptions have been added.

The Bank has issued its statutory consolidated financial statements in Spanish and in conformity with accounting principles generally accepted in Chile, which include certain notes and additional information required by the Superintendency of Banks for statutory purposes. Management believes that these additional notes and information are not essential for the complete understanding of the consolidated financial statements and, accordingly, these notes and additional information have been excluded from the accompanying financial statements.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The consolidated financial statements include Banco Santander Chile and its majority owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation. The majority interests of Banco Santander Chile as of December 31, 2002 and 2003 were as follows:

	Percentage Owned
	2002			2003
	Direct	Indirect	Total	Direct	Indirect	Total
	%	%	%	%	%	%
Subsidiary
Santiago Leasing S.A.	99.50	0.50	100.00	99.50	—	99.50
Santiago Corredores de Bolsa Ltda.	99.19	0.81	100.00	99.19	0.81	100.00
Santander S.A. Administradora General de Fondos	99.96	0.04	100.00	99.96	0.04	100.00
Cobranzas y Recaudaciones Ltda. (C y R) (1)	99.90	0.10	100.00	—	—	—
Santiago Factoring Ltda. (2)	99.90	0.10	100.00	—	—	—
Santander S.A. Agente de Valores	99.03	—	99.03	99.03	—	99.03
Santander Administradora de Fondos Mutuos S.A. (3)	99.96	—	99.96	—	—	—
Santander S.A. Sociedad Securitizadora	99.64	—	99.64	99.64	—	99.64
Corredora de Seguros Santander Ltda.	99.99	—	99.99	99.99	—	99.99

In accordance with accounting principles generally accepted in Chile, the consolidated financial statements do not give retroactive effect to the merger. Note 26 presents the most significant differences between Chilean GAAP and United States Generally Accepted Accounting Principles. As more fully described in that note, under United States’ accounting rules the consolidated financial statements as of and for the years ended December 31, 2001 and 2002 give retroactive effect to accounting for the merger in a manner similar to a pooling of interests due to the fact that at the time of the merger both entities were under common control, with all periods presented as if the former Banco Santander-Chile and Banco Santiago had been combined since the date that common control existed.

(1)	On October 31, 2003, the subsidiary Cobranzas y Recaudaciones Ltda. (C y R) was sold to America Consulting S.A.
(2)	On December 1, 2003, Santiago Factoring was absorbed by the Banco Santander Chile which assumed its assets and liabilities. No gain or loss was recognized for this transaction as the Bank held a 100% interest in Santander Factoring before the merger.
(3)	On April 25, 2003, Santander Administradora de Fondos Mutuos S.A. was absorbed by Santander S.A. Administradora General de Fondos S.A. The Bank has a 99.96% stake in Santander S.A, Administradora General de Fondos and no gain or loss was recognized associated with this merger.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

b) Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. In certain cases generally accepted accounting principles require that assets or liabilities be recorded or disclosed at their fair values. The fair value is the amount at which an asset could be bought or sold, or in the case of a liability could be incurred or settled in a current transaction between willing parties, other than in a forced or liquidation sale. Where quoted market prices in active markets have been used as the basis for the measurement. Where quoted market prices in active markets are not available, the Bank has estimated such values based on the best information available, including using modeling and other valuation techniques.

c) Price-level restatements

The consolidated financial statements are prepared on the basis of general price-level accounting in order to reflect the effect of changes in the purchasing power of the Chilean peso during each year. At the end of each reporting period, the consolidated financial statements are restated in terms of the general purchasing power of the Chilean peso using changes in the Chilean consumer price index (“CPI”) as follows:

•	Non-monetary assets, liabilities and shareholders’ equity accounts are restated in terms of year-end purchasing power.

•	Consistent with general banking practices in Chile, no specific purchasing power adjustments of income statement amounts are made.

•	Monetary items are not restated as such items are, by their nature, stated in terms of current purchasing power in the financial statements.

•	The price-level restatement credit or charge in the income statement represents the monetary gain or loss in purchasing power from holding monetary assets and liabilities exposed to the effects of inflation.

•	All the amounts contained in the accompanying consolidated financial statements have been restated in Chilean pesos of general purchasing power of December 31, 2003 (“constant pesos”) applied under the “prior month rule”, as described below, to reflect changes in the CPI from the financial statement dates to December 31, 2003. This updating does not change the prior years’ statements or information in any way except to update the amounts to constant pesos of similar purchasing power.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

The values of the CPI used for price-level restatement purposes are as follows:

Year	Index *	Change in index
		%
2001	110.10	3.1%
2002	113.36	3.0%
2003	114.44	1.0%

*	Index as of November 30 of each year, under the prior month rule described above.

The price-level adjusted consolidated financial statements do not purport to represent appraised values, replacement cost, or any other current value of assets at which transactions would take place currently and are only intended to restate all non-monetary financial statement components in terms of local currency of a single purchasing power and to include in the net result for each year the gain or loss in purchasing power arising from the holding of monetary assets and liabilities exposed to the effects of inflation.

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

Year	Ch$
2001	16,262.66
2002	16,744.12
2003	16,920.00

e) Interest revenue and expense recognition

Interest revenue and expense are recognized on an accrual basis using the effective interest method. Loans, investments and liabilities are stated at their cost, adjusted for accrued interest and the indexation adjustment applicable to such balances that are index-linked.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

f) Foreign currency and derivative activities

The Bank enters into forward foreign exchange contracts and spot exchange contracts for its own accounts and the accounts of its customers. The Bank’s forward contracts are marked-to-market monthly using the spot rates reported by the Central Bank of Chile at the balance sheet date. The initial premium or discount on these contracts is deferred and included in determining net income over the life of the contract. The Bank’s interest rate and cross-currency swap agreements are treated as off-balance-sheet financial instruments and the net interest effect, which corresponds to the difference between interest income and interest expense arising from such agreements, is recorded in net income in the period that such differences originate.

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

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Bank also enters into resale agreements as a form of investment. Under these agreements the Bank purchases securities, which are included as assets under the caption “investments under agreements to resell”.

All other financial investments are carried at acquisition cost plus accrued interest and UF-indexation adjustments, as applicable.

h) Leasing contracts

The Bank leases certain property that meets the criteria for direct financing leases. At the time of entering into a direct financing lease transaction, the Bank records the gross finance receivable, unearned income and estimated residual value of leased equipment. Unearned income represents the excess of the gross finance receivable plus the estimated residual value over the cost of the property acquired. Unearned income is recognized in such a manner as to produce a constant periodic rate of return on the net investment in the direct financing lease. The net investment in financing leases is included in the account “Lease Contracts” in the loan section of the consolidated balance sheet.

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

k) Allowance for loan losses

The Bank has set up allowances for possible loan losses in accordance with the instructions issued by the Superintendency of Banks.

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

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Global loan loss allowance, continued

Once the customers’ outstanding loans have been classified, certain required percentage allowances applicable to the relevant categories are applied. The resulting weighted-average allowance rate is the risk index utilized in the calculation of the global loan loss allowance.

Individual loan loss allowance

Once a loan is overdue for 90 days or more, a specific allowance is calculated for 100% of the uncollateralized portion of the loan. Individual loan loss allowances are required only to the extent that, in the aggregate, they exceed the global loan loss allowance.

Voluntary loan loss allowance

The Bank has made a provision for a voluntary allowance in addition to those required by the rules of the Superintendency of Banks. Such voluntary allowances address additional risk inherent in the portfolio.

Charge-offs

Loans are charged-off in their entirety when collection efforts have been exhausted but, not later than the maximum periods prescribed by the Superintendency of Banks, which is as follows:

•	24 months past due (3 months past due for consumer loans) for loans without collateral, or

•	36 months past due for loans with collateral.

Loan loss recoveries

Recoveries on charged-off loans as well as recoveries on loans which were reacquired from the Chilean Central Bank (the “Central Bank”), are recorded directly to income.

l) Fees and expenses related to loans and services

Fees and expenses related to loans, as well as fees for services rendered, are deferred and recognized to income over the term of the loans to which they relate, and to the period that the services are performed.

m) Income taxes

Income taxes are recognized in an amount that approximates the amount due on the respective income tax return pursuant to Chilean tax legislation.

Deferred taxes are recorded in accordance with Technical Bulletin No. 60 and the complementary technical bulletins thereto issued by the Chilean Association of Accountants.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

n) Staff severance indemnities

The Bank has recorded a liability for long-term severance indemnities in accordance with employment contracts it has with certain employees. The liability, which is payable to specified voluntarily retiring employees with more than 20 years of service is recorded at the present value of the accrued benefits, is calculated by applying a real discount rate to the benefit accrued as of year-end over the estimated average remaining service period. For the years ended December 31, 2001, 2002 and 2003, the obligation has been discounted using a real interest rate of 7.2%.

o) Assets received in lieu of payment

Assets received in lieu of payment are carried at the lower of price-level restated cost and the market value of such assets, considered as a whole. Assets that have not been sold within one year are written-off on a straight-line basis over 18 months, as instructed by the Superintendency of Banks.

p) Statement of cash flows

For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks. For the years ended December 31, 2001, 2002 and 2003, the consolidated statements of cash flows have been prepared in accordance with Technical Bulletin No. 65 of the Chilean Association of Accountants.

q) Convenience translation to U.S. dollars

The Bank maintains its accounting records and prepares its consolidated financial statements in Chilean pesos. The US dollar amounts disclosed in the accompanying financial statements are presented solely for the convenience of the reader at the December 31, 2003 observed exchange rate of Ch$ 599.42 per US$1.00. This translation should not be construed as representing that the Chilean peso amounts actually represent or have been, or could be, converted into U.S. dollars at such a rate or at any other rate.

r) Reclassifications

Certain	balances from prior years have been reclassified to conform to the current year presentation.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 2 – CASH AND DUE FROM BANKS

In accordance with the rules of the Superintendency of Banks, the Bank must maintain certain non interest-bearing balances in its account with the Central Bank. The required balances are based upon specified financial criteria, including the level of the Bank’s assets, the amount of its foreign borrowings and its average liabilities. Restricted amounts totaled MCh$ 219,594 and MCh$ 203,115 as of December 31, 2002 and 2003, respectively.

NOTE 3 – INVESTMENTS

A summary of financial investments is as follows:

	As of December 31,
	2002	2003
	MCh$	MCh$
Central Bank and Government Securities
Marketable debt securities	1,156,964	586,771
Investments collateral under agreements to repurchase	639,438	510,578
Investments purchased under agreements to resell	335,497	43,575
Investments to be held to maturity	54,388	—

Subtotal	2,186,287	1,140,924

Corporate securities
Marketable Securities	270,560	653,745
Investments collateral under agreements to repurchase	64,295	63,688

Subtotal	334,855	717,433

Time deposits in Chilean financial institutions	2,048	55,260

Total	2,523,190	1,913,617

Financial investments are classified at the time of the purchase, based on management’s intentions, as either trading or permanent. The related amounts are as follows:

	As of December 31,
	2002	2003
	MCh$	MCh$
Permanent	1,093,800	1,072,203
Trading	1,429,390	841,414

Total	2,523,190	1,913,617

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 4 – LOANS

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

Mortgage loans are inflation-indexed, fixed rate, long-term loans with monthly payments of principal and interest collateralized by a real property mortgage. These loans are specifically funded through the issuance of mortgage finance bonds, which are bonds generally issued to third party investors in order that the Bank finance its loans to property owners. At the time of issuance, the amount of a mortgage loan cannot exceed 75% of the value of the property.

Foreign trade loans are fixed rate, short-term loans granted in foreign currencies (principally U.S. dollars) to finance imports and exports.

Interbank loans are fixed rate, short-term loans to financial institutions that operate in Chile.

Lease contracts are agreements to finance the acquisition of capital equipment and other property.

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

Contingent loans mainly consist of open and unused letters of credit together with guarantees granted by the Bank in Ch$, UF and foreign currencies (principally U.S. dollars).

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 4 – LOANS (CONTINUED)

The following table summarizes the most significant loan concentrations, expressed as a percentage of total loans, excluding contingent loans and before the reserve for loan losses.

	As of December 31,
	2002	2003
Community, social and personal services	14.7%	22.2%
Residential mortgage loans	19.4%	20.6%
Consumer loans	9.9%	11.6%
Financial services	20.5%	9.9%
Commerce	10.9%	9.3%
Manufacturing	8.3%	7.4%
Construction	6.2%	6.4%
Agriculture, livestock, agribusiness, fishing	4.9%	4.9%
Electricity, gas and water	1.7%	3.6%
Transport, storage and communications	3.0%	3.3%
Mining and petroleum	0.5%	0.8%

Total	100.0%	100.0%

A substantial amount of the Bank’s loans are to borrowers doing business in Chile.

NOTE 5 – LEASE CONTRACTS

The amounts shown as leasing contracts are amounts receivable under lease agreements and have the following maturities as of December 31, 2002 and 2003. Unearned income presented in the table corresponds to the interest to be earned in each period.

	As of December 31, 2002			As of December 31, 2003
	Total receivable	Unearned income	Net lease receivable	Total receivable	Unearned income	Net lease receivable
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Years
Due within one year	118,184	(21,930)	96,254	61,785	(14,367)	47,418
Due after 1 year but within 2 years	89,836	(15,924)	73,912	70,447	(16,053)	54,394
Due after 2 years but within 3 years	72,084	(11,752)	60,332	81,955	(18,859)	63,096
Due after 3 years but within 4 years	49,800	(9,188)	40,612	55,156	(13,102)	42,054
Due after 4 years but within 5 years	36,729	(7,492)	29,237	61,089	(12,042)	49,047
Due after 5 years	162,229	(35,935)	126,294	251,543	(75,610)	175,933

Total	528,862	(102,221)	426,641	581,975	(150,033)	431,942

Leased assets consist principally of real estate, industrial machinery, vehicles and computer equipment.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 6 – ALLOWANCE FOR LOAN LOSSES

The changes in the allowance for loan losses are as follows:

	Year ended December 31,
	2001	2002	2003
	MCh$	MCh$	MCh$
Balance as of January 1	92,816	165,991	169,251
Price–level restatement (1)	(2,791)	(4,771)	(1,597)
Charge–offs	(39,438)	(81,308)	(100,230)
Allowances established (2)	49,734	103,440	125,216
Allowances released	(2,131)	(14,101)	(24,414)

Balance as of December 31	98,190	169,251	168,226

(1)	Reflects the effect of inflation on the allowance for loan losses at the beginning of each period, adjusted to constant pesos of December 31, 2003.
(2)	As a result of the merger between the former Banco Santander-Chile and Banco Santiago, the respective allowance for loan losses were standardized, generating an increase in the allowance for loan losses amounting to MCh$ 11,950. This amount was charged to income during 2002.

The allowance for loan losses included in the results of operations for the periods indicated is as follows:

	Year ended December 31,
	2001	2002	2003
	MCh$	MCh$	MCh$
Provisions established	49,734	103,440	125,216
Provisions established (released) for assets received in lieu of payment	—	2,454	(99)
Direct charge-offs	800	283	637
Provisions released	(2,131)	(14,101)	(24,414)

Net charge to income	48,403	92,076	101,340

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 7 – BANK PREMISES AND EQUIPMENT, NET

The major categories of Bank premises and equipment, net of accumulated depreciation, are as follows:

	As of December 31,
	2002	2003
	MCh$	MCh$
Land and buildings	181,467	181,788
Furniture and fixtures	12,616	8,208
Machinery and equipment	10,657	11,276
Vehicles	967	813
Others	9,227	6,946

Total Bank premises and equipment, net	214,934	209,031

NOTE 8 - INVESTMENTS IN OTHER COMPANIES

Investments in other companies consist of the following:

	As of December 31,
	Ownership interest		Participation in Net Income			Investment Book Value
	2002	2003	2001	2002	2003	2002	2003
	%	%	MCh$	MCh$	MCh$	MCh$	MCh$
Cobranzas y Recaudaciones Ltda. (See Note 1)	—	—	—	—	884	—	—
Santiago Factoring Ltda. (See Note 1)	—	—	—	—	(55)	—	—
Redbank S.A.	33.42	33.42	99	163	382	1,158	1,342
Transbank S.A.	32.71	32.71	91	242	242	1,581	1,587
Sociedad Interbancaria de Depósito de Valores S.A.	29.28	29.28	45	77	60	408	395
Tarjetas Inteligentes S.A.	26.67	26.67	(22)	(152)	(43)	156	114
Bolsa de Comercio de Santiago (Stock Exchange)	4.17	4.17	120	86	84	635	542
Bolsa Electrónica de Chile.	2.50	2.50	1	—	—	62	62
Bolsa de Comercio de Valparaíso	2.22	2.22	(2)	(1)	—	13	12
Cámara de Compensación	0.15	0.15	—	—	—	3	3
Nexus S.A.	12.90	12.90	(167)	24	71	441	493
Centro de Compensación Automática	33.33	33.33	31	12	45	154	199

Total investments in other companies accounted for under the equity method			196	451	1,670	4,611	4,749
Other investments carried at cost			4	(5)	(1)	142	130

Total investments in other companies			200	446	1,669	4,753	4,879

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 9 – OTHER ASSETS AND OTHER LIABILITIES

a) Other assets

	As of December 31,
	2002	2003
	MCh$	MCh$
Amounts receivable under spot foreign exchange transactions	72,357	55,977
Credit card charges in process	44,733	36,174
Deferred income taxes (Note 20)	39,023	36,213
Prepaid and deferred expenses	28,500	39,465
Transactions in process (suspense accounts)	13,339	12,838
Recoverable taxes	—	3,185
Stamp taxes recoverable	917	1,063
Receivable on sale of mortgage loans portfolio	—	42,436
Receivable on sales of assets received in lieu of payment	—	10,705
Deferred expenses	—	30,956
Others	6,988	17,148

Total other assets	205,857	286,160

b) Other liabilities

	As of December 31,
	2002	2003
	MCh$	MCh$
Amounts payable under spot foreign exchange transactions	24,009	60,523
Amounts payable from forward contracts	24,850	13,952
Deferred income taxes (Note 20)	6,503	3,894
Transactions in process (suspense accounts)	4,475	4,851
Provision for staff benefits	4,810	9,006
Income taxes	3,132	31,500
Value added tax payable	—	2,914
Deferred fees	—	4,849
Provisions for lawsuits and others	1,961	5,231
Others	1,539	18,027

Total other liabilities	71,279	154,747

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 9 – OTHER ASSETS AND OTHER LIABILITIES (CONTINUED)

c) Contingent liabilities

Contingent liabilities consist of open and unused letters of credit, together with guarantees by the Bank in Chilean pesos, UFs and foreign currencies (principally US dollars). The liability represents the Bank’s obligations under such agreements. The Bank’s rights under these agreements are recognized as assets under the caption “Contingent loans” (Note 4).

NOTE 10 – OTHER INTEREST BEARING LIABILITIES

The Bank’s long-term and short-term borrowings are summarized below. Borrowings are generally classified as short-term when they have original maturities of less than one year or are due on demand. All other borrowings are classified as long-term, including the amounts due within one year on such borrowings.

	December 31, 2002
	Long-term	Short-term	Total
	MCh$	MCh$	MCh$
Central Bank borrowings	—	14,093	14,093
Credit lines for renegotiations of loans	15,903	—	15,903
Investments under agreements to repurchase	—	737,101	737,101
Mortgage finance bonds	1,576,891	—	1,576,891
Bonds	404,451	—	404,451
Subordinated bonds	459,296	—	459,296
Borrowings from domestic financial institutions	42,034	20,705	62,739
Foreign borrowings	573,382	37,075	610,457
Other obligations	35,580	42,053	77,633

Total borrowings	3,107,537	851,027	3,958,564

	December 31, 2003
	Long-term	Short-term	Total
	MCh$	MCh$	MCh$
Central Bank borrowings (10(a))	10,789	331,693	342,482
Credit lines for renegotiations of loans	12,466	—	12,466
Investments under agreements to repurchase	—	465,336	465,336
Mortgage finance bonds (10(b))	1,283,397	—	1,283,397
Bonds (10(c))	257,262	—	257,262
Subordinated bonds (10(d))	388,382	—	388,382
Borrowings from domestic financial institutions	—	35,800	35,800
Foreign borrowings (10 (e))	423,401	117,355	540,756
Other obligations (10(f))	21,809	43,042	64,851

Total borrowings	2,397,506	993,226	3,390,732

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 10 – OTHER INTEREST BEARING LIABILITIES (CONTINUED)

a) Central Bank borrowings

Central Bank borrowings include credit lines for the renegotiations of loans and other Central Bank borrowings. These credit lines were provided by the Central Bank for the renegotiations of loans due to the need to refinance debts as a result of the economic recession and crisis of the banking system in the early 1980’s. The credit lines for the renegotiations, which are considered long-term, are related with mortgage loans linked to the UF index and bear an annual interest rate of 4.6%. Other Central Bank borrowings bear an annual interest rate of 5.0%. The maturities of the outstanding amounts due to the Central Bank are as follows:

	As of December 31,
	2002	2003
	MCh$	MCh$
Renegotiations of mortgage loans	15,903	12,466

Total credit lines for renegotiations of loans	15,903	12,466

The maturities of MCh$ 12,466 due under these credit lines, which are considered long-term, are due within one year.

(b) Mortgage finance bonds

These bonds are used to finance mortgage loans. The outstanding principal amounts of the bonds are amortized on a quarterly basis. The range of maturities of these bonds is between five and twenty years. The bonds are linked to the UF index and bear a weighted-average annual interest rate of 6.1%.

As of December 31, 2003
MCh$
Due within 1 year	189,479
Due after 1 year but within 2 years	108,332
Due after 2 years but within 3 years	109,984
Due after 3 years but within 4 years	105,407
Due after 4 years but within 5 years	93,611
Due after 5 years	676,584

Total mortgage finance bonds	1,283,397

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 10 – OTHER INTEREST BEARING LIABILITIES (CONTINUED)

(c) Bonds

	As of December 31,
	2002	2003
	MCh$	MCh$
Santiago Leasing S.A. bonds	79,968	66,062
Santiago bonds, Series A, B, C, D and F	134,820	76,210
Santander bonds	189,663	114,990

Total other borrowings: bonds	404,451	257,262

Santiago Leasing S.A.’s bonds are linked to the UF index and bear an annual interest rate of 5.6%.

Santiago bonds include series A, B, C and F issued by the former Santiago S.A. and series B and D issued by the former Banco O’Higgins, prior to its merger with the Bank in 1997. These bonds are intended to finance loans that have a maturity of greater than one year, are linked to the UF index and bear a weighted-average annual interest rate of 7.0% with interest and principal payments due semi-annually.

Santander bonds were issued by the former Banco Santander-Chile. These bonds are intended to finance loans that have a maturity of greater than one year, are linked to the UF index and bear a weighted average annual interest rate of 6.5%.

The maturities of these bonds are as follows:

As of December 31,
2003
MCh$
Due within 1 year	24,258
Due after 1 year but within 2 years	5,059
Due after 2 years but within 3 years	8,409
Due after 3 years but within 4 years	3,972
Due after 4 years but within 5 years	18,026
Due after 5 years	197,538

Total bonds	257,262

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 10 – OTHER INTEREST BEARING LIABILITIES (CONTINUED)

d) Subordinated bonds

	As of December 31,
	2002	2003
	MCh$	MCh$
Santiago bonds denominated in US$ (1)	219,460	47,713
Santander bonds denominated in US$ (2)	—	130,097
Old Santander bonds denominated in US$ (3)	145,052	120,989
Santiago bonds linked to the UF (4)	62,643	58,892
Santander bonds linked to the UF (5)	32,141	30,691

Total subordinated bonds	459,296	388,382

(1)	On July 17, 1997, the former Banco Santiago issued subordinated bonds, denominated in U.S. dollars, for a total of US$300 million. The bonds carry a nominal interest rate of 7.0% per annum, semi-annual interest payments and one repayment of principal after a term of 10 years.
(2)	On January 16, 2003, the Bank completed the voluntary exchange of its new subordinated bonds, which will mature in 2012. A total of US$ 221,961,000 in principal of the Santiago bonds was offered and accepted by the Bank. The bonds carry a nominal interest rate of 7.375% per annum, semi-annual interest payments and one repayment of principal after a term of 10 years.
(3)	On October 30, 1998, the former Banco Santander-Chile issued subordinated bonds, denominated in U.S. dollars, for a total of US$200 million. The bonds carry a nominal interest rate of 6.5% per annum, semi-annual interest payments and one repayment of principal after a term of 7 years.
(4)	The Series C and E Bonds outstanding as of December 31, 2003 are intended for the financing of loans with a maturity of greater than one year. They are linked to the UF index and carry an annual interest rate of 7.5% and 6.0% respectively, with interest and principal payments due semi-annually.
(5)	The Series C, D and E Bonds outstanding as of December 31, 2003 are intended for the financing of loans with a maturity of greater than one year. They are linked to the UF index and carry an annual interest rate of 7.0% with interest and principal payments due semi-annually.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 10 – OTHER INTEREST BEARING LIABILITIES (CONTINUED)

The maturities of these bonds, which are considered long-term, are as follows:

As of December 31, 2003
MCh$
Due within 1 year	—
Due after 1 year but within 2 years	117,166
Due after 2 years but within 3 years	—
Due after 3 years but within 4 years	53,377
Due after 4 years but within 5 years	—
Due after 5 years	217,839

Total subordinated bonds	388,382

e) Foreign borrowings

These are short-term and long-term borrowings from foreign banks. The maturities of these borrowings are as follows:

As of December 31, 2003
MCh$
Due within 1 year	365,805
Due after 1 year but within 2 years	46,411
Due after 2 years but within 3 years	4,236
Due after 3 years but within 4 years	2,405
Due after 4 years but within 5 years	4,544

Total long-term	423,401

Total short-term	117,355

Total foreign borrowings	540,756

The foreign borrowings are denominated principally in U.S. dollars, and are principally used to fund the Bank’s foreign trade loans and bear an annual average interest rate of 3.4%.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 10 – OTHER INTEREST BEARING LIABILITIES (CONTINUED)

f) Other obligations

Other obligations are summarized as follows:

As of December 31,
2003
MCh$
Due within 1 year	6,247
Due after 1 year but within 2 years	5,913
Due after 2 years but within 3 years	2,162
Due after 3 years but within 4 years	2,166
Due after 4 years but within 5 years	1,774
Due after 5 years	3,547

Total long term obligations	21,809

Short-term obligations:
Amounts due to credit card operators	35,205
Acceptance of letters of credit	7,837

Total short-term obligations	43,042

Total other obligations	64,851

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 11 – DISCLOSURES REGARDING DERIVATIVE FINANCIAL INSTRUMENTS

The Bank enters into transactions involving derivative instruments, particularly foreign exchange contracts, as part of its asset and liability management, and in acting as a dealer in order to satisfy its clients’ needs. The notional amounts of these contracts are carried off-balance sheet.

Foreign exchange forward contracts involve an agreement to exchange the currency of one country for the currency of another country at an agreed-upon price and settlement date. These contracts are generally standardized contracts, normally for periods between 1 and 180 days and are not traded in a secondary market; however, in the normal course of business and with the agreement of the original counterparty, they may be terminated or assigned to other counterparty.

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

Unrealized gains, losses, premiums and discounts arising from foreign exchange forward contracts are shown on a net basis under the captions Other assets and Other liabilities (see Note 9).

During 2002 and 2003, the Bank entered into interest rate and cross currency swap agreements to manage exposure to fluctuation in currencies and interest rates. The differential between the interest paid or received on a specified notional amount is recognized under the caption “Foreign exchange transactions, net”. The fair value of the swap agreement and changes in the fair value as a result of changes in market interest rates are not recognized in the consolidated financial statements.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 11 – DISCLOSURES REGARDING DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)

The Bank’s foreign currency futures and forward operations and other derivative products outstanding at December 31, 2002 and 2003 are summarized below:

(a) Foreign currency and interest rate contracts:

	Number of contracts		Notional amounts
			Up to 3 months		Over 3 months
	2002	2003	2002	2003	2002	2003
			ThUS$	ThUS$	ThUS$	ThUS$
Chilean market:

Future purchase of foreign currency	316	752	684,121	784,477	695,705	3,513,029
Future sale of foreign currency	521	1,173	764,501	864,747	1,017,940	2,914,355
Foreign currency forwards	35	148	45,022	39,794	87	13,818

Foreign markets:

Foreign currency swaps	55	207	54,631	116,086	1,205	14,491
Interest rate swaps	157	115	590,689	50,000	1,544,485	1,547,773

The notional amounts refer to the US dollars bought or sold or to the US dollar equivalent of foreign currency bought or sold for future settlement. The contract terms correspond to the duration of the contracts as from the date of the transaction to the date of the settlement.

(b) Contracts expressed in the UF index:

	Number of contracts		Notional amounts
			Up to 3 months		Over 3 months
	2002	2003	2002	2003	2002	2003
			UF	UF	UF	UF
Forwards in UF/Ch$ sold	1	44	—	1,323,723	49,570	6,000,000

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 12 – MINIMUM CAPITAL REQUIREMENTS

The Superintendency of Banks requires Chilean Banks to maintain a minimum capital of 800,000 UF, equivalent to MCh$ 13,536 as of December 31, 2003. In addition, Banks are required to maintain a minimum basic capital of at least 3% of total assets after deductions for mandatory provisions, while effective net equity may not be lower than 8% of its risk weighted assets. However, as a result of the merger, the Chilean Superintendency of Banks and Financial Institutions determined that the actual equity of the merged bank could not be lower than 12% of its risk-weighted assets. Effective net equity is defined as basic equity, plus voluntary loan loss allowances, up to a maximum of 1.25% of risk weighted assets, and the qualifying proportion of subordinated bonds with scheduled maturities in excess of six years, for which early repayment is not permitted. Chilean Banks are permitted to include in effective net equity principal subordinated bond amounts up to a maximum of fifty percent of the basic capital.

The Bank’s actual qualifying “net capital base” and “effective equity” to support the Bank’s risk-weighted assets as of December 31, 2002 and 2003, are shown in the following table:

	December 31,
	2002	2003
	MCh$	MCh$
Net capital base	813,568	810,417
3% total assets net of provisions	(366,870)	(328,069)
Excess over minimum required equity	446,698	482,348
Net capital base as a percentage of the total assets, net of provisions	6.7%	7.4%

Effective equity	1,152,684	1,080,473
12% of the risk-weighted assets	(969,369)	(887,662)
Excess over minimum required equity	183,315	192,811
Effective equity as a percentage of the risk-weighted assets	14.3%	14.6%

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 13 – SHAREHOLDERS’ EQUITY

a) Share capital

The Extraordinary Shareholders’ Meetings held on July 18, 2002 by the former Banco Santander-Chile and Banco Santiago agreed to exchange the shares in the former Banco Santander-Chile for shares to be issued by Banco Santiago, currently Banco Santander Chile. Such transaction was made at the ratio of 3.55366329 shares in Banco Santiago in exchange for each share in the former Banco Santander-Chile. To this effect, an increase in the paid-in capital of Banco Santiago was agreed in the amount of MCh$ 273,049 (historical pesos), through the issue of 89,511,910,227 no-par-value shares. Also, the change of the merged bank’s name to Banco Santander Chile was agreed.

As of December 31, 2002 and 2003 the Bank’s paid-in capital consisted of 188,446,126,794 authorized issued and outstanding shares with no fixed nominal value.

b) Dividends

The distributions of dividends related to net income for the years 2001, 2002 and 2003 as approved by the Annual Shareholders’ Meeting of Banco Santander Chile, are as follows:

Shareholders’ Meeting	Dividend paid (1)	Percentage Paid
March 2002	123,444	100%
April 2003	158,814	100%
April 2004	206,975	100%

(1)	Dividend paid has been restated in constant Chilean pesos of December 31, 2003

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 14 – TRANSACTIONS WITH RELATED PARTIES

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

a) Loans granted to related parties

Related party loans, all of which are current, are as follows:

	As of December 31,
	2002		2003
	Loans	Collateral pledged	Loans	Collateral pledged
	MCh$	MCh$	MCh$	MCh$
Operating companies	42,971	28,471	7,910	342
Investment companies (1)	119,396	64,955	191,983	118,308
Individuals (2)	6,497	5,394	9,016	8,157

Total	168,864	98,820	208,909	126,807

(1)	Includes companies whose purpose is to hold shares in other companies.
(2)	Includes debt obligations that are equal to or greater than UF 3,000, equivalent to MCh$ 51 as of December 31, 2003.

The activities in the balances of loans to related parties are as follows:

	As of December 31,
	2002	2003
	MCh$	MCh$
Balance as of January 1,	298,115	168,864
New loans	106,080	76,294
Repayments	(226,760)	(34,655)
Price- level restatements	(8,571)	(1,594)

Balance as of December 31,	168,864	208,909

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 14 – TRANSACTIONS WITH RELATED PARTIES (CONTINUED)

b) Other transactions with related parties

During the years ended December 31, 2001, 2002 and 2003 the Bank had the following significant income (expenses) from services provided to (by) related parties:

	Year ended December 31
Company	2001 Income/(Expense)	2002 Income/(Expenses)	2003 Income/(Expenses)
	MCh$	MCh$	MCh$
Redbanc S.A.	—	(2,008)	(3,210)
Transbank S.A.	(240)	(3,970)	(5,095)
Cia. de Seguros de Vida Santiago S.A.	(762)	—	—
Sixtra Chile S.A.	(120)	(66)	(67)
Santander G.R.C. Ltda.	—	370	266
Santander Chile Holding S.A.	—	167	118
Santander Factoring S.A.	—	122	57
Bansa Santander S.A.	—	1,769	760
Summa Bansander A.F.P.	—	105	198
Altec S.A.	—	(2,294)	(3,027)
Santander Investment	—	97	—
Altavida Cia. de Seguros de Vida S.A.	—	(765)	(405)
Plaza del Trébol S.A.	(122)	(116)	—
Sociedad Nexus S.A.	(56)	(2,130)	—
Teatinos Siglo XXI S.A.	—	2,924	—
Others	(258)	(676)	(326)

Total	(1,558)	(6,471)	(10,731)

Article 89 of the Chilean Companies Law requires that the Bank’s transactions with related parties be on a market basis or on terms similar to those customarily prevailing in the market.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 15 – FEES AND INCOME FROM SERVICES

Fees and income from services and the related expenses are summarized as follows:

	Year ended December 31,
	Income			Expenses
	2001	2002	2003	2001	2002	2003
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Fees and income from services:
Payment agency services	9,755	15,159	6,203	(114)	(380)	(31)
Checking accounts	9,790	30,265	36,627	—	(1,711)	(3,232)
Credit cards	12,540	26,668	32,580	(7,389)	(14,913)	(18,013)
Automatic teller cards	7,730	10,966	12,394	(4,410)	(4,002)	(1,495)
Letters of credit, guarantees, pledges and other contingent loans	899	2,909	3,272	—	—	—
Lines of credit	3,176	4,585	3,058	—	—	—
Underwriting	1,034	5,071	4,757	—	(103)	(81)
Bank drafts and fund transfers	—	181	237	—	—	—
Sales and purchase of foreign currencies	2,600	4,429	5,616	(114)	(483)	(615)
Insurance brokerage	3,306	4,149	6,058	—	(562)	(1,231)
Custody and trust services	292	585	537	—	—	—
Mutual fund services	6,445	13,999	12,702	—	—	—
Saving accounts	2,070	1,566	718	—	—	—
Factoring	950	77	—	—	—	—
Other	1,940	5,299	12,251	(253)	(639)	(473)

Total income (expense)	62,527	125,908	137,010	(12,280)	(22,793)	(25,171)

NOTE 16 – NON-OPERATING INCOME AND EXPENSES

Non-operating income and expenses are set forth below:

	Year ended December 31,
	2001	2002	2003
	MCh$	MCh$	MCh$
Non-operating income:
Gain on sales of Bank premises and equipment	—	348	817
Gains on sales of assets received in lieu of payment previously charged-off	2,996	12,841	8,029
Rental income	—	1,017	599
Recovery of expenses	1,554	1,782	563
Recovery of previous-year expenses	—	2,003	6,660
Tax recoveries	5,947	144	—
Other	6,193	3,180	3,060

Total non-operating income	16,690	21,315	19,728

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 16 – NON-OPERATING INCOME AND EXPENSES (CONTINUED)

	Year ended December 31,
	2001	2002	2003
	MCh$	MCh$	MCh$
Non-operating expenses:
Charge-offs of assets received in lieu of payment	7,157	10,694	12,405
Homogenization of fixed asset amortization	—	12,924	—
Merger expenses (1)	—	38,997	—
Loss on sales of Bank premises and equipment	61	96	968
Other	11,085	16,502	5,855

Total non-operating expenses	18,303	79,213	19,228

(1)	As a result of the merger, as described in Note 1 a), as of December 31, 2002 the Bank included MCh$ 38,997 under Non-operating expenses, corresponding to the consolidated expenses relating to the merger. Such amount corresponds both to disbursements made and to provisions for known future disbursements. All these expenses have been directly charged to net income for the year, according to the following detail:

2002
MCh$
Severance indemnities	22,273
Information systems write-off	6,829
Remodeling and removal of offices and central services	4,897
Advisory services	2,514
Other write-offs	1,102
Marketing expenses	713
Staff	669

Total	38,997

NOTE 17 – DIRECTORS’ EXPENSES AND REMUNERATION

The following items were charged to expense for services provided by the members of the Board:

	Year ended December 31,
	2001	2002	2003
	MCh$	MCh$	MCh$
Remuneration established by the General Shareholders’ meeting, including attendance fees	902	673	314

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 18 – RECOVERY OF LOANS PREVIOUSLY CHARGED-OFF

Recovery of loans previously charged-off includes the following items:

	Year ended December 31,
	2001	2002	2003
	MCh$	MCh$	MCh$
Loans previously charged-off	9,523	25,308	33,906
Loans reacquired from the Central Bank	2,261	66	15

Total	11,784	25,374	33,921

NOTE 19 – FOREIGN CURRENCY POSITION

The consolidated balance sheets include assets and liabilities denominated in foreign currencies which have been translated into Chilean pesos at the applicable exchange rates as of December 31, 2002 and 2003, and assets and liabilities which are denominated in Chilean pesos subject to exchange rate fluctuations, as detailed below.

	As of December 31, 2002			As of December 31, 2003
	Denominated in			Denominated in
	foreign currency	Chilean pesos	Total	foreign currency	Chilean pesos	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ASSETS
Cash and due from banks	215,975	—	215,975	135,907	164	136,071
Financial investments	349,152	984,927	1,334,079	235,059	986,212	1,221,271
Loans (including contingent loans)	1,092,874	23,892	1,116,766	1,033,606	28,138	1,061,744
Other assets	1,248,314	13,773	1,262,087	2,922,261	—	2,922,261

Total assets	2,906,315	1,022,592	3,928,907	4,326,833	1,014,514	5,341,347

LIABILITIES
Deposits	(949,886)	(69)	(949,955)	(721,782)	(282)	(722,064)
Contingent liabilities	(364,959)	(9)	(364,968)	(585,096)	(5)	(585,101)
Due to domestic banks	(7,027)	—	(7,027)	(8,001)	(3,711)	(11,712)
Due to foreign banks	(600,141)	—	(600,141)	(540,756)	—	(540,756)
Other liabilities	(1,982,722)	(12,590)	(1,995,312)	(3,151,138)	(271,785)	(3,422,923)

Total liabilities	(3,904,735)	(12,668)	(3,917,403)	(5,006,773)	(275,783)	(5,282,556)

Net assets (liabilities) in foreign currencies	(998,420)	1,009,924	11,504	(679,940)	738,731	58,791

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 20 - INCOME TAXES

a) Deferred taxes

The Bank records the effects of deferred taxes on its consolidated financial statements in accordance with Technical Bulletin No. 60 and the complementary technical bulletins thereto issued by the Chilean Association of Accountants.

As described in that accounting standard, beginning January 1, 1999, the Bank recognized the consolidated tax effects generated by the temporary differences between financial and tax values of assets and liabilities. At the same date, the net deferred tax determined was completely offset against a net “complementary” account. Such complementary deferred tax balances are being amortized over the estimated reversal periods corresponding to the underlying temporary differences as of January 1, 1999. In accordance with Technical Bulletin No. 60, deferred tax asset and liability amounts are presented net of the related unamortized complementary account balances in the consolidated balance sheet. Deferred income tax balances were as follows:

Temporary differences	Complementary accounts as of December 31,		Deferred taxes as of December 31,
	2002	2003	2002	2003
	MCh$	MCh$	MCh$	MCh$
Assets
Interest and indexation for tax purposes	—	—	2,445	2,465
Assets received in lieu of payment	—	—	824	825
Foreign exchange	—	—	367	261
Global allowance for loan losses	—	—	16,750	17,898
Other provisions	—	—	7,810	4,551
Forward contracts	—	—	403	(18)
Leasing assets	408	77	9,366	10,294
Tax loss carry-forward	—	—	114	—
Others	—	—	1,352	14

Total	408	77	39,431	36,290

Liabilities
Valuation of investments	—	—	(681)	216
Accelerated depreciation bank premises and equipment	—	—	(430)	(32)
Deferred expenses	—	—	(4,280)	(2,817)
Others	(44)	(28)	(1,156)	(1,289)

Total	(44)	(28)	(6,547)	(3,922)

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 20 - INCOME TAXES (CONTINUED)

b) Income taxes for the years ended December 31, 2001, 2002 and 2003 were a follows:

	Year ended December 31,
	2001	2002	2003
	MCh$	MCh$	MCh$
Amortization of deferred tax complementary accounts	24,678	4,345	(312)
Deferred tax for the period	(14,905)	4,594	(202)

Net benefit (charge) due to deferred taxes	9,773	8,939	(514)
Income tax provision – current	(6,062)	(35,549)	(42,275)
Other taxes	(31)	(1,085)	(890)

Net income taxes	3,680	(27,695)	(43,679)

NOTE 21 - CONTINGENCIES AND COMMITMENTS

a) Lawsuits against the Bank:

Suit filed on August 26, 1992 by the Chilean internal Revenue Service is still pending. The Appeals Court partially resolved in favor of Santander-Chile and substantially reduced the amount of the tax difference. In the opinion of our legal advisors, these claims are not likely to have, in the aggregate, a material adverse effect on our consolidated financial condition or results of operations and as of December 31, 2003 the Bank maintained a provision of MCh$867 which covers the totality of this claim.

With respect to the claim made by the Chilean Internal Revenue Service on May 31, 1993 against the Bank, in 2003 the Appeals Court of Santiago nullified the lower courts sentence and ordered that the suit be returned to the jurisdiction of the original tax judge. As of December 31, 2003, the Bank maintains a provision of MCh$332 which covers the totality of this claim.

b) Contingencies of subsidiaries:

On August 28, 1996, Banco Español de Crédito filed a complaint against Auca Forestal S.A. and O’Higgins Corredores de Bolsa Ltda.. The Bank’s management and its legal counsel, believe that the resolution of this contingency is not likely to cause damages to the subsidiary.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 21 - CONTINGENCIES AND COMMITMENTS (CONTINUED)

In order to guarantee obligations for bond issues, the subsidiary Santiago Leasing S.A. has delivered leasing contracts as collateral in the amount of MCh$ 3,139 (MCh$ 5,541 in 2002), with an unpaid capital of MCh$ 3,047 (MCh$ 4,233 in 2002).

As of December 31, 2003 and 2002, the subsidiary Santiago Leasing S.A. leased property with deferred customs duties. The Company may eventually have to pay such duties, amounting to ThUS$ 1,759 and ThUS$ 4,215, respectively, on account of the leaseholder, if not paid by the latter. Leased assets subject to deferred custom duties amounts to M$ 4,864 as of December 31, 2003 (M$ 23,419 in 2002).

NOTE 22 - FIDUCIARY ACTIVITIES

The following items are recorded in memorandum accounts by the Bank and represent fiduciary safekeeping and custody services:

	As of December 31,
	2002	2003
	MCh$	MCh$
Securities held in safe custody	10,615,138	4,535,849
Amounts to be collected on behalf of local third parties	289,281	281,210
Amounts to be collected on behalf of foreign third parties	958,616	238,738

Total	11,863,035	5,055,797

NOTE 23 - PRICE-LEVEL RESTATEMENT

The price-level restatement loss is determined by restating the following non-monetary assets, liabilities and equity:

	Year ended December 31,
	2001	2002	2003
	MCh$	MCh$	MCh$
Restatement of non-monetary accounts based on the Consumer Price Index:
Bank premises and equipment	3,728	7,130	1,858
Investments in other companies	72	90	123
Other non-monetary assets and liabilities	1,502	2,469	467
Shareholders’ equity	(13,220)	(22,837)	(10,150)

Net loss from price-level restatement	(7,918)	(13,148)	(7,702)

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 24 – SALES AND PURCHASE OF LOANS

From time to time, the bank sells and purchases loans based on specific requirements from customers. During the year ended December 31, 2001, 2002 and 2003, the Bank sold loans in the amount of MCh$ 34,028 MCh$ 53,156 and MCh$ 62,481, respectively; however, the Bank does not originate loans for future sale. During the years ended December 31, 2001, 2002 and 2003, the Bank purchased loans totaling MCh$ 5,328 MCh$ 2,327 and MCh$ 15,483, respectively. Any gains or losses on such transactions are recognized in results of operations at the time of the transactions.

The aggregate gains (losses) on sales of loans were MCh$ 1,844, MCh$ (43) and MCh$ 269 for the years ended December 31, 2001, 2002 and 2003, respectively.

NOTE 25 – SUBSEQUENT EVENTS

a)	As of January 1, 2004, the new regulations established by the Superintendency of Banks regarding “Reserves for Loan Losses” will be effective. These new regulations state that each bank must develop models and methods for classifying its loan portfolio. The model established by the Bank was approved by our board on October 21, 2003 as stated in the Board minutes No. 348.

In accordance with estimates pursuant to the new model, the level of loan loss reserves that the Bank must maintain using the new model is similar to the amount provided for as of December 31, 2003 and no significant impact on expected loan loss reserve levels is expected in 2004.

b)	At the date of these financial statements, the Bank has entered into a strategic alliance which includes the sale of our consumer credit division Santiago Express to Banco Paris. This transaction is subject to due diligence by Banco Paris and these transaction is expected to be completed in 2004.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 26 – DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The following is a description of the significant differences between accounting principles generally accepted in Chile and accounting principles of the Superintendency of Banks (collectively, “Chilean GAAP”), and accounting principles generally accepted in the United States (“U.S. GAAP”).

The Chilean GAAP financial statements that have been presented for the years ended December 31, 2001 and 2002 are those of the acquiring bank, Banco Santiago, in accordance with merger accounting under Chilean GAAP. U.S GAAP information for the year ended December 31, 2002 reflects the merger with the former Banco Santander-Chile. U.S. GAAP information for the year ended December 31, 2001 presented in this note has been restated to reflect the merger with the former Banco Santander-Chile. Disclosures provided under U.S. GAAP for the year ended December 31, 2001 give effect to the combination of Banco Santiago and the former Banco Santander-Chile (collectively referred to herein as the “ Bank”) as from May 3, 1999, the first date in which control of both these banks was held by the common parent. Paragraph (a) below provides a description of the merger with the former Banco Santander-Chile and provides combined financial statement information for the year ended December 31, 2001 based on the respective consolidated financial statements of the individual banks prepared under Chilean GAAP.

References below to “SFAS” are to United States Statements of Financial Accounting Standards. Pursuant to Chilean GAAP, the Bank’s consolidated financial statements recognize certain effects of inflation.

The cumulative inflation rate in Chile as measured by the CPI for the three-year period ended December 31, 2003 was approximately 6.6%. Chilean GAAP requires that financial statements of banks be restated to reflect the total effect of the loss in the purchasing power of the Chilean peso on the financial position and results of operations of reporting entity. The method, described in Note 1 (c), is based on a model which enables calculation of net inflation gains or losses caused by monetary assets and liabilities exposed to changes in the purchasing power of local currency, by restating all non-monetary accounts in the financial statements. The model prescribes that the historical cost of such accounts be restated for general price-level changes between the date of origin of each item and the end of the period. The inclusion of price-level adjustments in the accompanying consolidated financial statements is considered appropriate under the prolonged inflationary conditions affecting the Chilean economy. As permitted under Item 18 of Form 20-F of SEC Regulation S-X, no adjustments have been made to reflect the elimination of price-level adjustments.

(a) Merger of entities under common control

As described in Note 1 for Chilean GAAP purposes, the merger between Banco Santiago and the former Banco Santander-Chile was accounted for as “pooling of interests” as follows:

•	The recorded assets and liabilities of the constituents are carried forward to the Bank at their recorded amounts at January 1, 2002.

•	Income of the Bank includes income of both banks for the entire year as though the merger occurred on January 1, 2002.

•	As such, the merger combination between Banco Santiago and the former Banco Santander-Chile has been presented on a combined basis, beginning September 30, 2002, which is the first interim reporting period following the Merger on August 1, 2002.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 26 – DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(a) Merger of entities under common control, continued

Under Chilean GAAP historical financial statements for periods prior to the merger are not restated. As the merger took place after December 31, 2001, the date of the last audited financial statements issued, the Chilean GAAP financial statements of Banco Santander Chile (formerly Banco Santiago) for the year ended December 31, 2001 do not reflect the combination of the two entities. As a result, the financial statements of the acquiring bank for those years, the former Banco Santiago, have been presented.

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

Unlike Chilean GAAP, the reported financial statement information for periods prior to May 3, 1999, the date at which there was common control, will be the reported book values of the predecessor entity, the former Banco Santander-Chile, controlled by Banco Santander Central Hispano (“BSCH”) since 1978. U.S. GAAP requires that the Bank combine the reported book values of the former Banco Santander-Chile subsequent to May 3, 1999 with the carrying values of the former Banco Santiago based on the U.S. GAAP amounts included in the accounting records of the common parent, BSCH.

As Chilean GAAP information includes only the former Banco Santiago for periods prior to January 1, 2002, and U.S. GAAP includes the former Banco Santander-Chile for all periods and a combination of the banks starting May 3, 1999, there is a reconciling amount to provide that the banks are presented on a combined basis under Chilean GAAP for the year ended December 31, 2001, before reconciling to U.S. GAAP. The effect of combining for that period the banks using the respective consolidated financial statements prepared in accordance with Chilean GAAP, in order to present comparable amounts prior to the inclusion of adjustments to U.S. GAAP of the Bank is included in paragraph (w) below.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 26 – DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(a) Merger of entities under common control, continued

1) Condensed Combined Income Statement

For informational purposes, Banco Santander-Chile and Banco Santiago have been combined using the respective consolidated financial statements prepared in accordance with Chilean GAAP. The two banks have been added on a line-by-line basis eliminating any interbank transactions. The condensed combined income statement compiled using information prepared in accordance with Chilean GAAP for the year ended December 31, 2001 is set-out as follows:

Year ended December 31, 2001 Total
MCh$
Net interest revenue	486,842
Provision for loan losses	(98,735)
Income from services	90,407
Other operating income, net	36,685
Operating expenses	(288,361)
Other income and expenses	20,686
Loss from price-level restatement, net	(14,315)
Income taxes	(14,043)

Net Income	219,166

2 ) Condensed Combined Cash Flows

The condensed combined statement of cash flows compiled using information prepared in accordance with Chilean GAAP for the year ended December 31, 2001 is set out as follows:

Year ended December 31, 2001
MCh$
Cash provided by operating activities	80,243
Cash provided by financing activities	884,501
Cash used in investing activities	(841,358)
Effect of inflation on cash and cash equivalents	9,138

Net change in cash and cash equivalents	132,524
Cash and cash equivalents at beginning of year	902,976

Cash and cash equivalents at end of year	1,035,500

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 26 – DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(b) Push Down Accounting

As described above, under Chilean GAAP, the Merger of former Banco Santander-Chile and former Banco Santiago is accounted for as a pooling of interests, prospectively beginning from January 1, 2002 with no retroactive restatement of historical financial statements or carrying values prior to the merger.

Under U.S. GAAP, to the extent that the banks are under common control, the financial information should be the reported book values of former Banco Santander-Chile and former Banco Santiago, based on the U.S. GAAP amounts included in the accounting records of the transferring entity, BSCH.

1.	Merger of Banco Central Hispanoamericano S.A. (“BCH”) into Banco Santander S.A. (“BS”) on April 17, 1999

On April 17, 1999, BCH merged into BS to create Banco Santander Central Hispano (“BSCH”). For US GAAP purposes, the merger was accounted for as a purchase of BCH by BS. Prior to April 17, 1999, BCH indirectly held a 21.75% investment in Banco Santiago through a 50% participation in Teatinos Siglo XXI (“Teatinos”), formerly O’Higgins Central Hispano, S.A. At the time, the other 50% of Teatinos was owned by Quiñenco S.A. (“Quiñenco”). In addition to other controlling investments in Latin America banks, Teatinos held approximately 43.5% of Banco Santiago’s outstanding ordinary shares. At that time, the second largest shareholder of Banco Santiago was the Central Bank of Chile, which owned approximately 35.5% of Banco Santiago’s outstanding ordinary shares. Due to legal impediments, the Central Bank’s shares in Banco Santiago had no voting rights, enabling Teatinos to control Banco Santiago.

As a result of the acquisition of BCH by BS, purchase accounting was applied to the investment in Banco Santiago through Teatinos based on the identifiable assets and liabilities of BCH resulting in the creation of goodwill, relating to Banco Santiago, in the books of BSCH.

Purchase of 50% of Teatinos by BSCH on May 3, 1999

On May 3, 1999, BSCH purchased the 50% of Teatinos that it did not already own from Quiñenco for US$600 million. As a result of the acquisition, purchase accounting was applied to the incremental investment in Banco Santiago through Teatinos based on the identifiable assets and liabilities.

Until December 31, 2001, the amortization of the aggregate goodwill related to the investment in Banco Santiago was calculated on a straight-line basis over a 17-year period.

The total goodwill arising from the two transactions relating to Banco Santiago amounted to MCh$ 283,972. The effect of pushing down the purchase accounting differences including goodwill and goodwill amortization into the books of the Bank is included in paragraph (w) below.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 26 – DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(b) Push Down Accounting (continued)

2.	Step Acquisition of Banco Santiago by BSCH

On April 22, 2002, the Central Bank sold their remaining 35.44% participation in Banco Santiago to Teatinos, the primary shareholder of the former Banco Santander-Chile and a wholly owned subsidiary of BSCH for a purchase price of MCh$ 457,470. As a result of this transaction, BSCH held a 78.95% participation in Banco Santiago prior to the Merger. Goodwill was created in the books of BSCH from this transaction. Under U.S. GAAP, to the extent that the transferring entity has differences in the carrying values of the banks, such differences are recorded in the records of the Bank. In the case of Banco-Santander Chile, these values include purchase accounting adjustments that relate to the April 22, 2002 transaction. The amount of goodwill as a result of the above transaction was determined as follows:

As of April 22, 2002 (3)
MCh$
Net book value of Banco Santiago	481,283
Incremental fair value of identified intangible assets (1)(2)	253,947
Incremental fair value of identified net assets acquired	45,944

Fair value of Banco Santiago	781,174

Fair value of interest acquired in Banco Santiago (35.44%)	276,848
Purchase cost	457,470

Goodwill	180,622

(1)	Core deposit intangibles resulting from the acquisition amounted to MCh$ 85,553 and are being amortized over the estimated run-off period of the acquired customer base at the date of purchase.
(2)	Brand name intangible with indefinite life resulting from the acquisition amounted to MCh$ 168,394.
(3)	Expressed in millions of constant Chilean pesos (MCh$) of December 31, 2003.

The effect of pushing down the goodwill into the books of the Bank is included in paragraph (w) below.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 26 – DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

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

Therefore, Banco Santander Chile (former Banco Santiago) must calculate goodwill based on the difference between the purchase price (i.e. the market value of the shares issued by former Banco Santiago) and the fair value of the proportion of assets and liabilities acquired at the date of the merger. As part of this process and as a result of the acquisition of the minority interest of 11%, under US GAAP, Banco Santander Chile was also required to value the interest acquired of previously unrecorded intangible assets, such as the Banco Santander Chile brand name, and to include these assets in the financial records of the Bank. Such intangible assets were not recorded under Chilean GAAP.

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

The following table sets forth the US GAAP purchase accounting adjustment as of December 31, 2002, relating to the purchase of 11% of the former Banco Santander-Chile:

As of December 31, 2002
MCh$(4)
Net book value of the former Banco Santander-Chile	433,448
Incremental fair value of identified intangible assets (2) (3)	205,724
Fair value increment of identifiable assets acquired other than identified intangible assets	71,114
Fair value decrease of identifiable liabilities assumed	(25,594)

Fair value of the former Banco Santander-Chile	684,692

Fair value of interest acquired in the former Banco Santander-Chile (11%)	75,316
Purchase cost, including an estimated Ch$452.1million of related acquisition expenses(1)	115,199

Goodwill under US GAAP (5)	39,883

(1)	The purchase price was the market value of the former Banco Santiago shares on the Santiago Stock Exchange multiplied by the percentage of shares to be issued in the merger relating to the purchase of the former Banco Santander-Chile. The market value was based on the share price on August 1, 2002.
(2)	Core deposit intangibles resulting from the acquisition amounted to MCh$ 97,654 and are being amortized over the estimated run-off period of the acquired customer base at the date of purchase.
(3)	Brand name intangible with indefinite life resulting from the acquisition amounted to MCh$ 108,070.
(4)	Expressed in millions of constant Chilean pesos (MCh$) of December 31, 2003
(5)	Under Chilean GAAP the transaction is being accounted for as a merger, commonly referred to as a “pooling of interests”. For this reason, no goodwill arises.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 26 – DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(c) Acquisition of former Banco Santander-Chile, continued

The Bank does not amortize goodwill related to the acquisition of former Banco Santander-Chile, following the provisions of SFAS No. 142, as described in paragraph (d) below.

(d) Amortization of Goodwill and Intangible Asset

The Bank adopted Statement of Financial Accounting Standard No. 142, “Goodwill and Other Intangible Assets”, (“SFAS 142”) as of January 1, 2002. SFAS 142 applies to all goodwill and identified intangible assets acquired in a business combination. Beginning January 1, 2002, all goodwill, including that acquired before initial application of the standard, and indefinite-lived intangible assets are not amortized, but must be tested for impairment at least annually.

The Bank has performed the impairment test of goodwill and intangible assets with indefinite lives as required by the standard, which did not result in any impairment. Under Chilean GAAP, the Bank does not present any goodwill and intangible assets with indefinite lives as of December 31, 2003. Under U.S. GAAP, the carrying value of goodwill and identified intangible assets with indefinite lives related to the acquisitions of the former Banco Santander-Chile, financial assets and the push-down of goodwill from BSCH, described in paragraphs (b), (c) and (t) to this note, were MCh$ 283,972 MCh$ 180,622, MCh$ 39,883 and MCh$ 419,054, respectively.

The table below presents the allocation of the total carrying value of goodwill, net of accumulated amortization of MCh$ 179,789, by major line of business of the Bank:

MCh$
Business Segments

Retail Banking	505,544
Wholesale Banking	238,198

Total goodwill	743,742

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 26 – DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(d) Amortization of Goodwill and Intangible Asset, continued

The table below presents the reported net income and adjusted earnings per share amounts that would have been for the year ended December 31, 2001 if amortization recognized in that period related to goodwill is excluded:

Year ended December 31, 2001
MCh$
Reported net income	160,988
Add back: Goodwill amortization	40,533

Adjusted net income	201,521

Basic earnings per share:
Reported net income in accordance with U.S. GAAP	0.85
Goodwill amortization	0.22

Adjusted basic and diluted earnings per share	1.07

(e) Income taxes

Under Chilean GAAP, prior to 1999, the Bank did not record the effects of deferred income taxes. Effective January 1, 1999, and in accordance with the new accounting standard under Chilean GAAP, the Bank was required to record the effects of deferred tax assets and liabilities based on the liability method, with deferred tax assets and liabilities established for temporary differences between the financial reporting basis and the tax basis of the Bank’s assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized. As a transitional provision to reduce the impact of adoption of this standard, the Bank was permitted to record a contra (“complementary”) asset or liability as of the date of implementation of the new accounting standard, January 1, 1999, related to the effects of deferred income taxes from prior years. These complementary assets and liabilities are to be amortized over the average estimated period of reversal of the temporary differences which generate the future income tax asset or liability.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 26 – DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(e) Income taxes, continued

Under SFAS No. 109, “Accounting for Income Taxes” (“SFAS 109”), income taxes are recognized using the liability method in a manner similar to Chilean GAAP. The effects of recording deferred income taxes and the elimination of the complementary assets and liabilities and their respective amortization are included in the reconciliation of consolidated net income and shareholders’ equity in paragraph (w) below. Additional disclosures required under SFAS 109 are further described in paragraph (z) below.

(f) Mandatory dividends

As required by Chile’s General Banking Law, unless otherwise decided by a two-thirds vote of the issued and subscribed shares, the Bank must distribute a cash dividend in an amount equal to at least 30% of its net income for each year as determined in accordance with Chilean GAAP, a higher legally binding commitment to distribute dividends exists, or unless and except to the extent the Bank has unabsorbed prior year losses. Under U.S. GAAP, if dividends distributed as of a financial reporting date are less than such a regulatory mandated dividend payment, such difference represents a non-permanent component of stockholders equity which should be reclassified from retained earnings as of such reporting date. However, when, as allowed by regulation, actions of shareholders are taken prior to the date of financial statement issuance, which is evidence that such minimum dividend will not be fully distributed, the reclassification of such dividend may be limited to such lesser amount authorized by shareholder action. The effect of recording mandatory dividends in accordance with U.S. GAAP is included in the reconciliation of net income and shareholders’ equity in paragraph (w) below.

(g) Interest income recognition on non-accrual loans

The Bank suspends the accrual of interest on loans on the first day that such loans are overdue. Previously accrued but uncollected interest on overdue loans is not reversed at the time the loan ceases to accrue interest. Under U.S. GAAP, recognition of interest on loans is generally discontinued when, in the opinion of management, there is an indication that the borrower may be unable to meet payments as they become due. As a general practice, this occurs when loans are 90 days or more overdue. Any accrued but uncollected interest is reversed against interest income at that time.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 26 – DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(g) Interest income recognition on non-accrual loans, continued

In addition, under Chilean GAAP, any payment received on overdue loans is treated as income to the extent of interest earned but not recorded, after reducing any recorded accrued interest receivable. Any remaining amount is then applied to reduce the outstanding principal balance. Under U.S. GAAP, any payment received on loans when the collectibility of the principal is in doubt is treated as a reduction of the outstanding principal balance of the loan until such doubt is removed. The effect of the difference in interest recognition on non accrual loans is not material to the Bank’s financial position and results of its operations

(h) Repurchase agreements

The Bank enters into repurchase agreements as a source of financing. In this regard, the Bank’s investments which are sold subject to repurchase agreements are reclassified from their investment category to “investment collateral under agreements to repurchase”. Under U.S. GAAP, no such reclassification would be made, since, in substance, the investment securities serve only as collateral for the borrowing. For purposes of the Article 9 balance sheets included in paragraph (y) to this note, investments which collateralize such borrowings are shown as trading investments.

(i) Contingent loans

In accordance with Chilean GAAP, the Bank recognizes rights and obligations with respect to contingent loans as contingent assets and liabilities. Contingent liabilities consist of open, unused and standby letters of credit, together with guarantees by the Bank in Chilean peso, UF and foreign currencies (principally US dollars). The liabilities represent the Bank’s obligations under such agreements. Under U.S. GAAP, such contingent amounts are not recognized on the consolidated balance sheets but are disclosed in memorandum accounts. The reclassification was included in the balance sheets Article 9 in paragraph (y) below.

(j) Investment securities

Under Chilean GAAP, the Bank classifies their financial investments as “trading” or “permanent”. Financial investments with a secondary market are stated at fair market value with unrealized gains and losses included in a separate component of shareholders’ equity for those classified as permanent and with realized gains and losses included in other operating results for trading investments. All other financial investments are carried at acquisition cost plus accrued interest and UF indexation adjustments. Investment securities maintained by the former Banco Santander-Chile’s subsidiaries are carried at the lower of price-level restated cost or market value. Additionally, during 2001 the former Banco Santander-Chile received permission from the Superintendency of Banks to record at amortized cost (i.e. not adjust to market value) a portion of its portfolio of Chilean Government securities, which are hedged by specific interest rate swap agreements. Similarly, under Chilean GAAP interest rate swap agreements are not recorded at fair value (see paragraph (n) below).

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 26 – DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(j) Investment securities, continued

Under U.S. GAAP, SFAS N°115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS 115”) requires that debt and equity securities be classified in accordance with the Bank’s intent and ability to hold the security, as follows:

•	Debt securities for which the Bank has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and are reported at amortized cost.

•	Debt and equity securities that are bought and held by the Bank, principally for the purpose of selling them in the near term, are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

•	Debt and equity securities not classified as either held–to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders’ equity.

Based upon these criteria, the Bank has determined that under U.S. GAAP, its investments should be classified as “trading”, “available-for-sale” and “held-to-maturity”.

The effect of recording the market value adjustment for investments stated at the lower of price-level restated cost or market value, consistent with the valuation criteria of the Bank, and the market value adjustment to the Chilean Government securities portfolio hedged by various interest rate swap agreements, is included in the reconciliation of consolidated net income and shareholders’ equity in paragraph (w) below.

Under Chilean GAAP, the unrealized holding gains (losses) related to investments classified as permanent have been included in equity, which does not differ from the treatment “available-for-sale” under U.S. GAAP.

The following are required disclosures for investments classified as available-for-sale in accordance with SFAS 115 and based on Article 9. Realized gains and losses are determined using the proceeds from sales less the cost of the investments identified to be sold. Gross gains and losses realized on the sale of available-for-sale securities for the year ended December 31, 2002 and 2003 are as follows:

	Years ended December 31,
	2002	2003
	MCh$	MCh$
Proceeds on realized gains	409,252	174,686
Realized gains	2,028	5,881
Proceeds on realized losses	156,994	132,697
Realized losses	1,068	592

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 26 – DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(j) Investment securities, continued

The carrying value and market value of securities available-for-sale as of December 31, 2002 and 2003 are as follows:

	Year ended December 31, 2002
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	MCh$	MCh$	MCh$	MCh$
Available-for-Sale Investments:

Central Bank Securities	529,727	9,045	(122)	538,650
Chilean Treasury Bonds	272,190	—	(2,655)	269,535
Other securities of Chilean institutions	86,199	8	(119)	86,088
Foreign investments	141,419	5,169	—	146,588

Total	1,029,535	14,222	(2,896)	1,040,861

	Year ended December 31, 2003
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	MCh$	MCh$	MCh$	MCh$
Available-for-Sale Investments:

Central Bank Securities	370,502	1,869	(115)	372,256
Chilean Treasury Bonds	192,150	2,669	(116)	194,703
Other securities of Chilean institutions	115,009	322	(675)	114,656
Chilean Financial institutions	358,688	2,960	(1,307)	360,341
Foreign investments	29,591	466	(698)	29,359

Total	1,065,940	8,286	(2,911)	1,071,315

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 26 – DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(j) Investment securities, continued

The contractual maturities of securities classified by the Bank as available-for-sale are as follows:

	Year ended December 31, 2003
	Within one year	After one year but within five years	After five years but within ten years	After ten years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Available-for-Sale Investments:
Central Bank Securities	214,944	122,029	34,152	1,131	372,256
Chilean Treasury Bonds	42,974	3,589	148,047	93	194,703
Other securities of Chilean institutions	14,018	69,556	24,426	6,656	114,656
Chilean Financial institutions	8,115	93,411	100,381	158,434	360,341
Foreign investments	—	1,305	28,054	—	29,359

Total	280,051	289,890	335,060	166,314	1,071,315

Under U.S.GAAP, the Bank is required to disclose the amounts of unrealized holding gains and losses included in income on securities classified as trading. For the years ended December 31, 2001, 2002 and 2003, the Bank recognized in income net unrealized holding (losses) gains of MCh$ (4,659), MCh$ (4,366) and MCh$ 1,180 respectively, on these securities.

The following disclosures are required for investments classified as held-to-maturity by the Bank in accordance with SFAS No. 115:

	As of December 31, 2002			As of December 31, 2003
	Amortized cost	Gross Unrealized Losses	Estimated Fair Value	Amortized cost	Gross Unrealized Losses	Estimated Fair Value
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Chilean Central Bank securities	54,388	—	54,388	—	—	—

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 26 – DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(k) Mortgage finance bonds

Until December 31, 2001, other financial investments include mortgage finance bonds issued by the Bank and held for future sale. In 2002, the Bank modified its accounting treatment of financial investments in mortgage finance bonds issued by the Bank in accordance with the instructions issued by the Superintendency of Banks

In addition, as under U.S. GAAP mortgage finance bonds are offset against the corresponding liability for periods prior to 2002, the market value adjustment applied under Chilean GAAP before the accounting change would not have been made under U.S. GAAP. The effects of this difference between Chilean and U.S. GAAP have been included in the reconciliation to U.S. GAAP in paragraph (w) below.

(l) Allowance for loan losses

The determination of loan losses under U.S. GAAP differs from that under Chilean GAAP in the following respects:

(1) Allowance for loan losses

Under Chilean GAAP, the allowance for loan losses is calculated according to specific guidelines set out by the rules of the Superintendency of Banks.

Under U.S. GAAP, allowances for loan losses should be adequate to cover inherent losses in the loan portfolio at the respective balance sheet dates. The Bank has estimated its required allowance in the following manner:

•	All loans of the Bank were classified in accordance with the rules of the Superintendency of Banks.

•	Allowances for commercial loans classified in loan risk category A or B, which were not considered impaired under SFAS No. 114, “Accounting by Creditors for Impairment of a Loan” (“SFAS 114”) were analyzed by loan category and were adjusted where necessary to reflect the estimated inherent losses in the loan portfolio based upon the historical movements and trends in the Bank’s loan classifications (“migration analysis”).

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 26 – DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(l) Allowance for loan losses, continued

•	In addition, specific additional allowances were determined for commercial loans (i.e., those loans which were not considered above) on the following basis:

i.	Commercial loans greater than MCh$ 100, which were considered impaired in accordance with the criteria established by SFAS 114 were valued at the present value of the expected future cash flows discounted at the loan’s effective contractual interest rate, or at the fair value of the collateral if the loans were collateral dependent.

ii.	Allowances for commercial loans which were under MCh$ 100 (i.e., those loans which were not considered in the above SFAS 114 analysis), were calculated using the weighted-average loan provision, by loan classification, as determined in (i). In addition, estimated incurred losses were adjusted based on results of a migration analysis referred to above.

iii.	Allowance for loan losses for mortgage and consumer loans were determined based on historical loan charge-offs, after considering the recoverability of the underlying collateral.

Based on the preceding calculations under the provisions of SFAS 114, the Bank deducted MCh$ 13,219 and aggregated MCh$ 5,904 from the total loan loss allowance for the years ended December 31, 2002 and 2003, respectively. The effects of adjusting for the recognition of income and the effects of adopting SFAS 114 are included in paragraph (w) below.

Based on the preceding estimation process the Bank computed the allowance for loan losses under U.S. GAAP and compared this estimate with the reported allowance determined in accordance with the guidelines established by the Superintendency of Banks. The recorded voluntary loan loss allowance, permitted under Chilean GAAP, was then deducted from the additional allowance requirements under U.S. GAAP to arrive at a cumulative U.S. GAAP adjustment for the Bank, as follows:

	As of December 31,
	2002	2003
	MCh$	MCh$
U.S. GAAP loan loss allowance	(156,032)	(174,130)
Chilean GAAP loan allowance required by the Superintendency of Banks	156,466	167,869

U.S. GAAP adjustment prior to voluntary loan loss allowance	434	(6,261)
Less: Chilean GAAP voluntary loan loss allowance	12,785	357

Cumulative U.S. GAAP adjustment	13,219	(5,904)

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 26 – DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(l) Allowance for loan losses, continued

The effect of accounting for loan losses in accordance with U.S. GAAP is included in the reconciliation of the net income and shareholders’ equity in paragraph (w) below.

(2) Recognition of Income

As of December 31, 2002 and 2003, the recorded investment in loans for which impairment has been recognized in accordance with SFAS 114 totaled MCh$ 253,051 and MCh$ 272,555, respectively, with a corresponding valuation allowance of MCh$ 96,266 and MCh$ 109,639, respectively. For the years ended December 31, 2002 and 2003, the average recorded investment in impaired loans was MCh$ 240,290 and MCh$ 255,175, respectively. For the three years ended December 31, 2003, during the portion of the year that the loans were impaired, the Bank recognized MCh$ 29,227, MCh$ 12,988 and MCh$ 18,438 of interest on impaired loans. The former Banco Santander-Chile recognized interest on impaired loans on an accrual basis, except for past due loans for which the Bank recognizes interest as described in paragraph (g) above. Banco Santander Chile (formerly Banco Santiago) recognized interest on impaired loans on the cash basis, except for the past due loans for which it recognized interest as described in paragraph (g) above. As of December 31, 2002 and 2003, the Bank had made provisions against all loans which it considered to be impaired.

(3) Loan loss recoveries

Under U.S. GAAP, recoveries of loans previously charged-off are presented as a reduction of the provision for loan losses while under Chilean GAAP such recoveries are recognized as other income. This reclassification is included in the article 9 financial statements of the Bank in paragraph (y) below.

The following presents an analysis under U.S. GAAP, on a combined basis for the year ended December 31, 2001, of the changes in the reserve for loan losses during the years presented:

	As of December 31,
	2001	2002	2003
	MCh$	MCh$	MCh$
Allowances for loan losses in accordance with U.S. GAAP, as of January 1	150,571	152,699	156,032
Price-level restatement (1)	(5,965)	(4,390)	(1,472)
Loan loss recoveries	24,402	25,374	33,921
Charge-offs	(88,618)	(81,309)	(100,230)
Provisions established	75,225	77,760	110,293
Provisions released	(2,916)	(14,102)	(24,414)

Allowances for loan losses in accordance with U.S. GAAP, as of December 31	152,699	156,032	174,130

(1)	Reflects the effect of inflation on the allowance of loan losses under Chilean GAAP at the beginning of each period, adjusted to constant Chilean pesos of December 31, 2003.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 26 – DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(l) Allowance for loan losses, continued

(4) Charge-offs

As discussed in Note 1 (k) of these financial statements, under Chilean GAAP the Bank charges-off loans when collection efforts have been exhausted. Under the rules and regulations established by the Superintendency of Banks, charge-offs must be made within the following maximum prescribed limits:

•	24 months after a loan is past due (3 months for consumer loans) for loans without collateral;

•	36 months after a loan is past due for loans with collateral.

Under U.S. GAAP, loans should be written-off in the period that they are deemed uncollectible. The Bank believes that the charge-off policies it applies in accordance with Chilean GAAP are substantially the same as those required under U.S. GAAP, and therefore that differences are not significant to the presentation of its financial statements.

(m) Investments in other companies

Under Chilean GAAP, certain long-term investments of less than 20% of the outstanding shares in other companies have been recorded using the equity method of accounting. Under U.S. GAAP, those investments generally would have been recorded at cost. The effect of accounting for investments in other companies in accordance with U.S. GAAP is included in the reconciliation of consolidated net income and shareholders’ equity in paragraph (w) below. In those cases where each individual bank held less than 20% of an investment but on a combined basis the Bank holds more than 20%, such investments have been restated and retroactively accounted for under the equity method.

(n) Derivatives

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

All derivative instruments are subject to market risk, which is defined as the risk that future changes in market conditions may make an investment more or less valuable. The Bank managed their individual exposure to market risk on a global basis in accordance with risk limits set by senior management by buying or selling instruments or entering into off-setting foreign exchange and interest rate positions.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 26 – DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(n) Derivatives, continued

The Bank enters into derivative transactions for its own account and to meet customers’ risk management needs. Generally, the Bank enters into forward contracts in U.S. dollars against the Chilean peso or the UF; however, occasionally, forward contracts are also made in other currencies, but only when the Bank acts as an intermediary. Other derivative transactions include primarily interest rate swaps (pay fixed-receive floating) and rate locks. These are used for hedging purposes in order to manage, among other risks, interest rate and fair value risk related to the Yankee bonds of Chilean companies, Chilean Government securities bought by the Bank and certain mortgage loans.

In order to manage any credit risk associated with its derivative products, the Bank grants lines of credit to transaction counterparties, in accordance with its credit policies, for each derivative transaction. The counterparty risk exposure is a function of the type of derivative, the term to maturity of the transaction and the volatility of the risk factors that affect the derivative’s market value, which were managed by each individual bank prior to the merger on an on-going basis as market conditions warrant.

Under Chilean GAAP, the Bank accounts for forward contracts between foreign currencies and U.S. dollars at fair value with realized and unrealized gains and losses on these instruments recognized in other income. Forward contracts between the U.S. dollar and the Chilean peso or the UF are valued at the closing spot exchange rate of each balance sheet date, with the initial discount or premium being amortized over the life of the contract in accordance with Chilean hedge accounting criteria.

As described in Note 1, under Chilean GAAP, the Bank records differences between interest income and interest expense on interest rate swap transactions, in net income in the period that such differences originate. The fair value of the swap agreement and changes in the fair value as a result of changes in market interest rates are not recognized in the Chilean GAAP consolidated financial statements.

Beginning January 1, 2001, the Bank adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended by SFAS No.138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities—an amendment of FASB Statement No. 133” (collectively “SFAS 133”), which establishes comprehensive accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. The Standard requires that all derivative instruments be recorded in the balance sheet at fair value. However, the accounting for changes in fair value of the derivative instrument depends on whether the derivative instrument qualifies as a hedge. The standards also require formal documentation procedures for hedging relationships and effectiveness testing when hedge accounting is to be applied. If the derivative instrument does not qualify as a hedge, changes in fair value are reported in earnings when they occur. If the derivative instrument qualifies as a hedge, the accounting treatment varies based on the type of risk being hedged.

Under U.S. GAAP, the Bank records swap agreements at their estimated fair value and forward contracts between the U.S. dollar and the Chilean peso are valued at the fair value based on the forward exchange rate. Unrealized gains and losses are recorded in earnings.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 26 – DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(n) Derivatives, continued

Additionally, under US GAAP, the Bank has designated part of its interest rate swap agreements as fair value hedges of certain specific mortgage loans and available-for-sale securities. The changes in fair value of both the hedging derivatives and the hedged items are recorded in current earnings.

Current Chilean accounting rules do not consider the existence of derivative instruments embedded in other contracts and therefore they are not reflected in the financial statements. For U.S. GAAP purposes, certain implicit or explicit terms included in host contracts that affect some or all of the cash flows or the value of other exchanges required by the contract in a manner similar to a derivative instrument, must be separated from the host contract and accounted for at fair value. The Bank separately measures embedded derivatives as freestanding derivative instruments at their estimated fair values recognizing changes in earnings when they occur. Currently, the only host contracts that the Bank has, which have implicit or explicit terms that must be separately accounted for at fair value, are service type contracts related to computer services agreements and insurance agreements.

The effect of adopting SFAS 133 as of January 1, 2001, resulted in a cumulative effect on net income of MCh$ 1,108, which is presented net of deferred taxes of MCh$ 188 under the caption “Cumulative effect of change in accounting principles”. The effects of the adjustments with respect to foreign exchange contracts, interest rate and foreign currency swaps agreements and certain derivative instruments embedded in other contracts on the net income of the Bank are included in paragraph (w) below.

Under Chilean GAAP, forward contracts are presented on a net basis in the accounts “Other assets” and “Other liabilities”. Under U.S. GAAP, such amounts would be netted only where a legal right to offset exists. The effect of this reclassification has been included in the presentation of the balance sheets of the Bank prepared in accordance with Article 9 presented in paragraph (y) below.

(o) Sale of mortgage loans

During 2001, Banco Santander Chile (formerly Banco Santiago) legally sold a portion of its mortgage loan portfolio to a securitization company. After the transaction, Banco Santander Chile (formerly Banco Santiago) purchased a percentage of the securities issued by the securitization company, which were backed by the mortgage loan portfolio. Under Chilean GAAP, Banco Santiago recognized in income the difference between book value of the loans sold and the proceeds from the sale, while the mortgage backed securities acquired in this transaction have been accounted for as investments in accordance with Note 1 (g).

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 26 – DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(o) Sale of mortgage loans, continued

Under U.S. GAAP, specifically SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, the securities purchased by Banco Santander Chile (formerly Banco Santiago) and backed by the transferred assets constitute retained interests. To the extent that Banco Santander Chile (formerly Banco Santiago) has a retained interest in the loans, it is required to determine the relative fair value of the interest sold versus the interest retained. Interest retained must continue to be accounted for as if the transaction had not occurred. The effect of recording these assets in accordance with U.S. GAAP is included in the reconciliation of net income and shareholders’ equity in paragraph (w) below.

(p) Staff severance indemnities

Employee benefits and post employment benefits in Banco Santander Chile are provided by independent pension funds and health insurance companies and have been funded by employees’ contributions. As employer, Banco Santander Chile had no responsibility for payments under these plans other than withholding amounts from employees’ salaries.

The provision for staff severance indemnities, included in the account “Other Liabilities”, relates to benefits payable to a defined number of employees, upon their voluntary retirement from Banco Santiago, conditional upon having completed 20 years of continuous service. Banco Santander Chile (formerly Banco Santiago) made indemnity payments upon termination of the applicable employees, and has not set aside assets to fund its benefit obligation. Under Chilean GAAP, the corresponding liability was calculated by discounting the benefit accrued using real interest rates, as described in Note 1 (n), considering current salary levels of all employees eligible under the plan.

As the result of an agreement reached in 2003 with the employees included in the plan, the benefit was terminated and therefore no provision was recorded as of December 31, 2003.

An analysis of the changes in the accrued amounts for staff severance indemnities under Chilean GAAP during each of the two years ended December 31, 2002 in Banco Santander Chile (formerly Banco Santiago) is as follows:

	Years ended December 31,
	2001	2002
	MCh$	MCh$
Opening balance as of January 1	246	258
Price-level restatement (1)	(7)	(8)
Severance indemnities provision	19	1
Payments during the period	—	—

Balance as of December 31,	258	251

(1)	Reflects the effect of inflation on the provision for staff severance indemnities at the beginning of each period, adjusted to constant pesos of December 31, 2003.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 26 – DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(p) Staff severance indemnities, continued

Under U.S. GAAP, termination indemnity employee benefits would have been accounted for in accordance with SFAS No. 87, “Employers’ Accounting for Pensions”, consistent with that of a defined benefit pension plan, measuring the liability by projecting the future expected severance payments using an assumed salary progression rate net of inflation adjustments, mortality and turnover assumptions, and discounting the resulting amounts to their present value using real interest rates.

The following data are presented under U.S. GAAP for the termination indemnity benefit plans of the Bank during each of the two years ended December 31, 2002.

	Years ended December 31,
	2001	2002
	MCh$	MCh$
Changes in Benefit (obligations)

Obligation as of January 1,	522	555
Price level restatement (1)	(31)	16
Service cost	25	106
Interest cost	37	158
Actuarial gain (loss)	2	(287)

Obligation as of December 31,	555	548

(1)	Reflects the effect of inflation on the provision for staff severance indemnities at the beginning of each period, adjusted to constant pesos of December 31, 2003.

	Years ended December 31,
	2001	2002
	MCh$	MCh$
Components of net periodic benefit expenses

Service cost	25	106
Interest cost	37	158
Actuarial gain (loss)	2	(287)

Total	64	(23)

Assumptions used as of December 31,
Real discount rate	7.2%	7.2%
Real rate of salary progression	7.1%	7.1%
Mortality (1)	RV85	RV85
Turnover (2)	8.2%	8.2%

(1)	The mortality tables used in the determination of the benefit obligation are the same as those used by Chilean Insurance Companies to calculate insurance life reserves, in accordance with Circular No. 491 issued March 29, 1985 by the Superintendency of Securities and Insurance.
(2)	The annual labor turnover ratio was determined based in the actual experience of Banco Santiago.

Had U.S. GAAP been followed, shareholders’ equity of the Bank would have been reduced as of December 31, 2002 by MCh$ 297, and the net income would have been reduced by MCh$ 21 and MCh$ 1 for the years ended December 31, 2001 and 2002, respectively.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 26 – DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(p) Staff severance indemnities, continued

The Bank believes that the difference between recording staff severance indemnities under Chilean GAAP and U.S. GAAP is not material to the Bank’s financial position and results of its operations, and therefore it has not been included in the reconciliation of net income and shareholders’ equity in paragraph (w) below.

(q) Recoveries of loans previously charged-off

Under U.S. GAAP, recoveries of loans previously charged-off are reflected as an increase to the allowance for loan losses; under Chilean GAAP they are included as other income. This reclassification has been included in the Article 9 financial statements of the Bank, presented in paragraph (y) below.

(r) Capitalization of interest costs

For Chilean GAAP purposes, the Bank does not capitalize interest costs on the assets that are constructed for its own use. Under SFAS No. 34, interest costs should be capitalized as they are considered part of the historical cost of acquiring these assets. The effect of accounting for capitalization of interest costs in accordance with U.S. GAAP is included in the reconciliation of net income and shareholders’ equity in paragraph (w) below.

(s) Mortgage loans purchased

Banco Santander Chile acquired mortgage loans (the ANAP portfolio) from the former savings and loans institutions at a discount. In 1990, based on the then existing regulations, the discount on a portion of the loans acquired was recognized as income. Under U.S. GAAP, such discount should be amortized during the life of the related loans. The effect of accounting for mortgage loans purchased in accordance with U.S. GAAP is included in the reconciliation of net income and shareholders’ equity in paragraph (w) below.

(t) Acquisition of Financial Assets

The following business conditions have taken place in the banks that have led to adjustments between Chilean GAAP and U.S. GAAP:

1) Acquisition of Banco O’Higgins

For Chilean GAAP purposes, the merger between the former Banco Santiago and Banco O’Higgins that took during 1997 was accounted for using merger accounting principles. The recorded assets and liabilities of the constituents were carried forward to the combined bank at their recorded amounts as of January 1, 1997. Accordingly, included in income of the former Banco Santiago is the result of operations of both Banco O’Higgins and the former Banco Santiago from January 1, 1997.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 26 – DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(t) Acquisition of Financial Assets, continued

For U.S. GAAP purposes, the former Banco Santiago accounted for the business combination as a purchase of Banco O’Higgins. Consequently, goodwill was recorded as the difference between the fair value of the consideration paid by Banco Santiago and the fair value of the separately identifiable net assets of Banco O’Higgins received.

The original goodwill recorded under U.S. GAAP was as follows:

MCh$
Consideration paid	476,820
Proportionate fair value of the identifiable net assets of Banco O’Higgins	(192,159)

Excess of cost over net assets acquired	284,661

1.	In management’s opinion, the book value of assets and liabilities received approximated fair value.

2.	Until December 31, 2001, amortization of the goodwill was calculated on a straight-line basis over a 15-year period.

As described above in paragraph (b), on May 3, 1999, BSCH acquired an approximately 43.5% interest in the former Banco Santiago through step acquisitions, for which purchase accounting was applied and a fair value analysis of the identifiable assets and liabilities of Banco Santander Chile (formerly Banco Santiago) was carried out. As goodwill is not considered to be an identifiable asset, it was not included in the analysis. Therefore, 43.5% of the original goodwill relating to O’Higgins was eliminated in the push down adjustment and is implicitly included in the goodwill determination of the purchases of Teatinos by BSCH (see paragraph (b)).

2) Acquisition of Banco Osorno y La Union

During 1996, the former Banco Santander-Chile merged with Banco Osorno y la Union (“Banco Osorno”). Consistent with the O’Higgins transaction described above, under Chilean GAAP, the recorded assets and liabilities of the constituents were carried forward to the combined bank at their recorded amounts at January 1, 1996 while income of the combined Bank included the results of both banks for the entire year as though the merger occurred on January 1, 1996.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 26 – DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(t) Acquisition of Financial Assets, continued

For U.S. GAAP purposes, the business combination would have been accounted for as reverse acquisition with Banco Osorno being accounted for as the acquired entity. As such, purchase accounting adjustments would be applied to the accounts of Banco Osorno to reflect the ownership interest acquired by the former Banco Santander-Chile’s shareholders. Consequently, goodwill would have been recorded as the difference between fair value of the consideration paid by former Banco Santander-Chile’s shareholders and the fair value of the separately identifiable net assets of Banco Osorno received.

Consideration paid consisted of two components to reflect the two transactions provided for by the Acquisition Agreement, as follows:

•	The first component was the US$ 496,339,521 cash consideration paid by Santander Spain to acquire the original 51% controlling interest in Osorno from the Former Osorno Control Group. This amount was based on the agreed value (US$ 17 per ADS) whereby one ADS represents 220 shares, although the Acquisition Agreement only required that this cash consideration be paid prior to November 11, 1996, subsequent to July 1, 1996, the effective date of the merger. For purposes of determining the adjustment to U.S. GAAP, the U.S. dollar amount was discounted to July 1, 1996 at the annual rate of Libor plus 1% and converted to Chilean pesos at the exchange rate of Ch$ 411.60 per US$ 1.00 (the Observed Exchange Rate on July 1, 1996, the effective date of the Merger) and restated to constant Chilean pesos of December 31, 2003 for a total peso equivalent of MCh$ 253,632.

•	The second component was the value of the 24.5% interest in the Bank issued on July 1, 1996 pursuant to the Acquisition Agreement whereby Banco Osorno issued 12,594,315,035 common shares in exchange for all the outstanding common shares of the former Banco Santander-Chile. The 24.5% interest reflected one-half of the 49% of Banco Osorno that was not the subject of the commitment Banco Santander S.A. made in the Acquisition Agreement to acquire 51% of Banco Osorno by November 11, 1996. The market value of the publicly traded Banco Osorno shares at July 1, 1996 was Ch$ 26 per share; therefore the consideration paid for this component of the Merger was 24.5% of 12,594,315,035 shares acquired at Ch$ 26 per share and restated to constant Chilean pesos of December 31, 2003 for a total of MCh$ 90,013.

The adjustments made to reconcile to U.S. GAAP were as follows:

•	Recognition of goodwill resulted from the Merger, as there is an excess of the consideration paid over 75.5% interest in Banco Osorno acquired by former Banco Santander Chile’s shareholders. The original amount of goodwill as a result of the above transaction was determined as follows:

MCh$
Consideration paid	358,554
Proportionate fair value of Osorno’s identifiable net assets acquired	(153,673)

Excess of cost over net assets acquired	204,881

1.	In management’s opinion, the book value of assets and liabilities received approximated fair value.

2.	Until December 31, 2001, amortization of the goodwill was calculated on a straight-line basis over a 25-year period.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 26 – DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(t) Acquisition of Financial Assets, continued

The effect of accounting for the acquisition of Banco Osorno y La Unión in accordance with U.S. GAAP is included in the reconciliation of net income and shareholders’ equity in paragraph (w) below.

3) Acquisition of FUSA

The purchase of FUSA involved the joint acquisition of this entity by the former Banco Santander-Chile and its Parent. The legal form of the acquisition involved the former Banco Santander-Chile paying book value for net tangible assets and the Parent paying the purchase premium for the residual equity stock. For Chilean accounting, the legal form of the acquisition was followed with all net assets ascribed to the former Banco Santander-Chile whereas the purchase intangible value, represented by the purchase premium, was ascribed to the Parent. Under U.S. GAAP, the net assets acquired should be recorded at fair value which would include the value of purchase intangible since through the purchase the former Banco Santander-Chile received the full economic value of such. The difference in the book value of the net assets acquired by the Bank and the aggregate purchase price for the entity would be recorded as an equity contribution from the Parent, and subsequently amortized over a period of up to 40 years. For purposes of reconciliation to U.S. GAAP, the goodwill was amortized until December 31, 2001 over 10 years. The effect of accounting for this acquisition in accordance with U.S. GAAP is included in the reconciliation of net income and shareholders’ equity in paragraph (w) below.

(u) Assets received in lieu of payment

As instructed by the Superintendency of Banks, assets received in lieu of payment are carried at cost, less a global valuation allowance if the total of the fair value of those assets is lower than the carrying amount. If the asset is not sold within one year, then recorded asset amounts should be written-off on a straight-line basis over the following 18-month period.

Under U.S. GAAP, assets received in lieu of payment are initially recorded at fair value less any estimated costs to sell at the date of foreclosure, on an individual asset basis. Subsequent to foreclosure, valuations should be periodically performed to record any impairment. The effect of recording these assets in accordance with U.S. GAAP in the Bank is included in the reconciliation of net income and shareholders’ equity in paragraph (w) below.

(v) Accrued interest and indexation adjustment

Under Chilean GAAP, the accrued interest and indexation adjustments are presented with the principal amounts. Under U.S. GAAP, accrued interest and indexation adjustments would be separately recorded. The amount of this reclassification is not readily determinable.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 26 – DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(w) Summary of net income and shareholders’ equity differences

The following is a reconciliation of net income under Chilean GAAP to the corresponding amounts under U.S. GAAP:

	Year Ended December 31,
	2001 Total	2002 Total	2003 Total	2003 Total
	MCh$	MCh$	MCh$	ThUS$
				(Note 1(q))
Net income in accordance with Chilean GAAP	123,444	158,814	206,975	345,293
Merger of entities under common control (Note 26 (a))	95,722	—	—	—
Push-down accounting (Note 26 (b))
Amortization of goodwill	(15,989)	—	—	—
Amortization of intangibles	—	(5,610)	(8,415)	(14,039)
Amortization of fair value increment of net assets	—	(1,809)	(2,712)	(4,524)
Purchase of former Banco Santander–Chile (Note 26 (c))
Amortization of intangibles	—	(2,640)	(1,634)	(2,726)
Amortization of fair value assets	—	(543)	(1,304)	(2,175)
Amortization of fair value liabilities	—	196	469	782
Deferred income taxes (Note 26(e))	(24,603)	(2,491)	(413)	(689)
Investment securities (Note 26 (j))	6,918	4,010	(13,062)	(21,791)
Mortgage finance bonds issued (Note 26 (k))	(68)	187	—	—
Allowance for loan losses (Note 26 (l))	2,022	(77)	(19,123)	(31,903)
Investments in other companies (Note 26 (m))	169	(62)	43	72
Derivatives (Note 26 (n))	(8,997)	(10,684)	13,235	22,080
Sale of mortgage loans (Note 26 (o))	(318)	290	—	—
Recoveries of loans (Note 26 (q))	38	1,671	1,651	2,755
Capitalization of interest costs (Note 26 (r))	371	(42)	(42)	(71)
Mortgage loans purchased (Note 26 (s))	102	77	56	93
Acquisition of financial assets (Note 26 (t))
Amortization of goodwill	(24,544)	—	—	—
Assets received in lieu of payment (Note 26 (u))	6,914	(2,878)	234	391
Deferred tax effect of U.S. GAAP adjustments	(1,301)	1,035	2,758	4,601

Net income in accordance with U.S. GAAP before cumulative effect of change in accounting principle	159,880	139,444	178,716	298,148
Cumulative effect of change in accounting principle, net of taxes of MCh$188	1,108	—	—	—

Net income in accordance with U.S. GAAP	160,988	139,444	178,716	298,148
Other comprehensive income, net of tax:
Unrealized gain (losses) on available-for-sale securities	4,025	1,636	(4,850)	(8,091)

Comprehensive income in accordance with U.S. GAAP	165,013	141,080	173,866	290,057

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 26 – DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(w) Summary of net income and shareholders’ equity differences, continued

The following is a reconciliation of shareholders’ equity under Chilean GAAP to the corresponding amounts under U.S. GAAP:

	At December 31,
	2002	2003	2003
	MCh$	MCh$	ThUS$
			(Note 1(q))
Shareholders’ equity in accordance with Chilean GAAP	972,382	1,017,392	1,697,294
Push down accounting (Note 26 (b))
Goodwill	464,594	464,594	775,073
Accumulated amortization	(42,252)	(42,252)	(70,488)
Fair value of intangibles	84,389	75,974	126,745
Fair value increment of net assets	14,474	11,762	19,622
Purchase of former Banco Santander-Chile (Note 26 (c))
Goodwill	39,883	39,883	66,536
Fair value intangibles	19,990	18,355	30,621
Fair value increment of net assets	4,660	3,825	6,382
Deferred income taxes (Note 26 (e))	364	(49)	(82)
Mandatory dividends (Note 26 (f))	(47,644)	(62,092)	(103,588)
Investment securities (Note 26 (j))	17,042	4,912	8,194
Allowance for loan losses (Note 26 (l))	13,219	(5,904)	(9,850)
Investments in other companies (Note 26 (m))	336	379	632
Derivatives (Note 26 (n))	(15,334)	(2,099)	(3,501)
Recoveries of loans (Note 26 (q))	(2,861)	(1,210)	(2,018)
Capitalization of interest costs (Note 26 (r))	3,710	3,668	6,119
Mortgage loans purchased (Note 26 (s))	(177)	(121)	(202)
Assets received in lieu of payment (Note 26 (u))	114	348	581
Deferred tax effect of U.S. GAAP adjustments	(2,671)	(71)	(118)
Acquisition of financial assets (Note 26 (t))
Goodwill	419,054	419,054	699,099
Accumulated amortization	(137,537)	(137,537)	(229,451)

Shareholders’ equity in accordance with U.S. GAAP	1,805,735	1,808,811	3,017,600

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 26 – DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(w) Summary of net income and shareholders’ equity differences, continued

The following summarized the changes in the shareholders’ equity of the Bank under U.S. GAAP during the years ended December 31, 2002 and 2003:

	As of December 31,
	2001 Total	2002 Total	2003 Total	2003 Total
	MCh$	MCh$	MCh$	ThUS$
				(Note (1q))
Balance at January 1,	1,437,652	1,425,529	1,805,735	3,012,470
Dividends paid	(145,226)	(219,815)	(156,342)	(260,824)
Mandatory dividends, previous date	120,251	152,161	47,644	(103,587)
Mandatory dividends, closing date	(152,161)	(47,644)	(62,092)	79,484
Unrealized gains (losses) on available-for-sale investments, net of tax	4,025	1,636	(4,850)	(8,091)
Capital increase	—	354,424	—	—
Net income in accordance with U.S. GAAP	160,988	139,444	178,716	298,148

Balance at December 31,	1,425,529	1,805,735	1,808,811	3,017,600

(x) Earnings per share

The following disclosure of net income per share information is not generally required for presentation in the financial statements under Chilean GAAP but is required under U.S. GAAP. Earnings per share are determined by dividing net income by the weighted-average number of total shares outstanding.

	Years Ended December 31,
	2001	2002	2003
	Ch$	Ch$	Ch$
Chilean GAAP(1)
Earnings per share	1.25	0.84	1.10

Weighted-average number of total shares outstanding (in millions)	98,934.2	188,446.1	188,446.1

U.S. GAAP(1)
Earnings per share before cumulative effect of accounting change	0.85	0.74	0.95
Cumulative effect of accounting change per share	0.01	—	—

Earnings per share	0.86	0.74	0.95

Weighted-average number of total shares outstanding (in millions) (2)	188,446.1	188,446.1	188,446.1

(1)	Basic and diluted earnings per share have been calculated by dividing net income by the weighted-average number of common shares outstanding during the year. There are no potentially dilutive effects on the earnings of the Banco Santiago as it had not issued convertible debt or equity securities.
(2)	Common shares outstanding are presented giving effect to the weighted-average shares outstanding during the year for the Bank, based on the exchange ratio of 3.5537 shares of Banco Santander Chile (formerly Banco Santiago) for each outstanding share of former Banco Santander-Chile of 25,428.6 million shares and outstanding shares of Banco Santiago (prior to the merger, of 99,876.7 million shares).

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 26 – DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(y) Article 9 Income Statements and Balance Sheets

In addition to the adjustments to U.S. GAAP included in paragraph (w), the presentation of the consolidated financial statements differs significantly from the format required by the Securities and Exchange Commission under rules 210.9 to 210.9-07 of Regulation S-X (Article 9). The following balance sheets and income statements have been restated in constant Chilean pesos of December 31, 2003 purchasing power using the adjustment factor arising from the CPI, and are presented in the format prescribed by Article 9 of Regulation S-X.

The principal reclassifications which were made to the primary Chilean GAAP consolidated financial statements in order to present them in the Article 9 format are as follows:

1.	Elimination of contingent assets and liabilities from the balance sheet.

2.	Presentation of recoveries of loans previously charged-off as a reduction of the provision for loan losses instead of as other income.

3.	Reclassification of fees relating to contingent loans from interest income under Chilean GAAP to non-interest income under Article 9.

4.	Elimination of the cash clearing account from cash and due from banks.

5.	Presentation of forward contracts classified based on legal right to offset.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 26 – DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(y) Article 9 Income Statements and Balance Sheets, continued

Consolidated Income Statements

The following income statements have been prepared in accordance with U.S. GAAP and are presented in accordance with requirements of Article 9, except for the inclusion of price-level restatement permitted under Item 18 of form 20-F. Income statements for the years ended December 31, 2001 and 2002 are presented on a combined basis. See Note 26(a).

	Years ended December 31,
	2001	2002	2003
	MCh$	MCh$	MCh$
Interest income
Interest and fees on loans	999,232	862,198	670,442
Interest on investments	127,118	167,880	(60,824)
Interest on mortgage finance bonds	540	7,496	5,920
Interest on deposits with banks	3,861	3,406	1,180
Interest on investments under agreement to resell	2,855	4,481	4,960

Total interest income	1,133,606	1,045,461	621,678

Interest expense
Interest on deposits	(324,230)	(234,903)	(124,346)
Interest on investments under agreement to repurchase	(41,306)	(28,961)	(74)
Interest on short-term debt	(43,817)	(6,127)	(17,942)
Interest on long-term debt	(225,751)	(241,371)	(167,137)
Interest on other borrowed funds	(321)	(331)	—
Price level restatement (1)	(14,315)	(13,148)	(7,702)

Total interest expense	(649,740)	(524,841)	(317,201)

Net interest income	483,866	520,620	304,477

Provision for loan losses	(72,311)	(66,780)	(86,542)

Net interest income after provision for loan losses	411,555	453,840	217,935

Other income
Fees and commissions, net	68,624	73,449	78,888
Gain on trading activities	23,398	23,424	27,589
Net gains (losses) on foreign exchange activities	21,954	(25,583)	151,995
Other	17,285	23,403	23,382

Total other income	131,261	94,693	281,854

Other expenses
Salaries	(154,389)	(148,923)	(126,164)
Premises and equipment expenses, net	(42,676)	(50,479)	(33,019)
Goodwill amortization	(40,532)	—	—
Administration expenses	(91,297)	(90,204)	(91,119)
Other expenses	(19,953)	(90,148)	(29,277)
Minority interest	(90)	(184)	(160)

Total other expenses	(348,937)	(379,938)	(279,739)

Income before income taxes	193,879	168,595	220,050
Income taxes	(33,999)	(29,151)	(41,334)

Net income before cumulative effect of change in accounting principle	159,880	139,444	178,716

Cumulative effect of change in accounting principle, net of taxes of MCh$ 188	1,108	—	—

Net income	160,988	139,444	178,716

Other Comprehensive income (loss)	4,025	1,636	(4,850)

Comprehensive income	165,013	141,080	173,866

(1)	The price-level adjustment includes the effect of inflation primarily resulting from interest-earning assets and interest-bearing liabilities. As the Bank does not maintain the price-level adjustment for separate categories of assets and liabilities, such adjustment is presented as a component of interest expense.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 26 – DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(y) Article 9 Income Statements and Balance Sheets, continued

Consolidated Balance Sheets

The following balance sheets as of December 31, 2002 and 2003 have been prepared in accordance with U.S. GAAP, except for the inclusion of price-level restatement permitted under item 18 of Form 20-F, and are presented in accordance with the requirements of Article 9.

	As of December 31,
	2002	2003
	MCh$	MCh$
ASSETS
Cash and due from banks	263,236	397,968
Interest bearing deposits	113,142	138,676
Investments under agreements to resell	335,497	43,575
Investments:
Trading investments	1,107,437	748,429
Available-for-sale investments	1,040,861	1,071,315
Held-to-maturity investments	54,388	—

Sub-total	2,914,561	2,399,963
Loans	7,480,635	6,992,263
Unearned income	(102,221)	(150,033)
Allowance for loan losses	(156,032)	(174,130)

Loans, net	7,222,382	6,668,100
Premises and equipment, net	259,102	245,764
Goodwill	743,742	743,742
Other assets	304,511	508,450

Total Assets	11,444,298	10,566,019

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits:
Non interest bearing	1,260,757	1,503,008
Interest bearing	4,270,508	3,523,197

Total deposits	5,531,265	5,026,205
Short-term borrowings	99,833	527,890
Investments sold under agreement to repurchase	737,101	465,336
Other liabilities	147,940	339,204
Long-term debt	3,121,630	2,397,506
Minority interest	794	1,067
Common stock	702,552	702,551
Other shareholders’ equity	1,103,183	1,106,260

Total Liabilities and Shareholders’ Equity	11,444,298	10,566,019

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 26 – DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(y) Article 9 Income Statements and Balance Sheets, continued

Total assets set forth in the basic Chilean GAAP balance sheets are reconciled to total assets in the Article 9 balance sheets above as follows:

	As of December 31,
	2002	2003
	MCh$	MCh$
Total assets of the Bank under Chilean GAAP	11,771,557	10,920,427
Elimination of off- setting assets and liabilities:
Cash clearing account	(613,224)	(502,634)
Contingent loans	(626,731)	(829,021)
Reclassification of forward contracts	13,703	119,476
U.S. GAAP adjustments	898,993	857,771

Total assets under Article 9 presentation	11,444,298	10,566,019

(z) Income taxes

The reconciliation of the provision for income taxes charged to income under Chilean GAAP to the corresponding amounts under U.S. GAAP is as follows:

	Years Ended December 31,
	2001	2002	2003
	MCh$	MCh$	MCh$
Charge for the period under Chilean GAAP	14,043	27,695	43,679
U.S. GAAP reclassification:
Income tax recovery (1)	(5,948)	—	—
U.S. GAAP adjustments:
Deferred tax effect of applying SFAS No. 109	24,603	2,491	413
Deferred tax effect of U.S. GAAP adjustments	1,489	(1,035)	(2,758)

Charge for the period under U.S. GAAP	34,187	29,151	41,334

(1)	Under Chilean GAAP, “Other income” for the year ended December 31, 2001 includes the recovery of MCh$ 5,948 related to tax credits on dividends paid by subsidiaries. Under U.S. GAAP, this amount would be classified as income tax benefits.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 26 – DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(z) Income taxes, continued

Deferred tax assets and liabilities for the Bank under U.S. GAAP are summarized as follows:

	As of December 31,
	2002	2003
	MCh$	MCh$
Temporary differences
Allowance for loan losses	14,503	18,902
Accrued interest	2,445	2,465
Future contracts	3,009	345
Other provisions	8,634	8,635
Foreign exchange	367	261
Reinstatement of loans	487	206
Tax loss carry forward (1)	114	—
Bank premises and equipment	6,979	6,377
Miscellaneous	221	14

Total deferred tax assets	36,759	37,205

Depreciation	430	32
Valuation of investments	682	628
Prepaid expenses	4,280	2,817
Miscellaneous	1,156	1,289

Total deferred tax liabilities	6,548	4,766

Net deferred tax assets (liabilities)	30,211	32,439

(1)	All tax loss carry forwards were generated in Chile and had no expiration date.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 26 – DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(z) Income taxes, continued

The U.S. GAAP provision for income taxes differs from the amount of income tax provision determined by applying the Chilean statutory income tax rate to U.S. GAAP pretax income as a result of the following differences:

	2001	2002	2003
	MCh$	MCh$	MCh$
Chilean taxes due at the statutory rate	29,276	26,975	36,308
Increase (decrease) in rates resulting from:
Non-taxable income	(5,383)	(674)	(376)
Non-deductible expenses	2,773	1,186	3,159
Amortization of goodwill	6,890	—	—
Recoveries of taxes	(5,948)	—	—
Amortization of intangibles	—	1,664	2,243
Other	6,579	—	—

At effective tax rate	34,187	29,151	41,334

The Chilean statutory first category (corporate) income tax rate was 15% for 2001, 16% for 2002, 16.5% for 2003. Enacted income tax rates are schedule to be 17% for the taxation year ended December 31, 2004.

(aa) Accumulated other comprehensive income

The Bank presents accumulated other comprehensive income and its components with the objective to report a measure of all changes in shareholders’ equity that result from transactions and other economic events of the period other than transactions with owners (“comprehensive income”). Comprehensive income is the total net income and other non-owner equity transactions that result in changes in net equity.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 26 – DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(aa) Accumulated other comprehensive income, continued

The following represents accumulated other comprehensive income of the Bank, net of deferred taxes as of December 31, 2001, 2002 and 2003:

	Year ended December 31, 2003
	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
	MCh$	MCh$	MCh$
Beginning balance	11,326	(1,869)	9,457
Price-level restatement (1)	(107)	(39)	(146)
Net unrealized (losses) on securities available for sale	(11,133)	1,893	(9,240)
Less: reclassification adjustment for gains included in net income	5,289	(899)	4,390

Net unrealized gains	(5,844)	994	(4,850)

Ending balance	5,375	(914)	4,461

	Year ended December 31, 2002
	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
	MCh$	MCh$	MCh$
Beginning balance	9,635	(1,542)	8,093
Price-level restatement (1)	(280)	8	(272)
Net unrealized gains on securities available for sale	1,011	(172)	839
Less: reclassification adjustment for gains included in net income	960	(163)	797

Net unrealized gains	1,971	(335)	1,636

Ending balance	11,326	(1,869)	9,457

	Year ended December 31, 2001
	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
	MCh$	MCh$	MCh$
Beginning balance	4,935	(740)	4,195
Price-level restatement (1)	(150)	23	(127)
Net unrealized gains on securities available for sale	2,689	(456)	2,233
Less: reclassification adjustment for gains included in net income	2,161	(369)	1,792

Net unrealized gains	4,850	(825)	4,025

Ending balance	9,635	(1,542)	8,093

(1)	Reflects the effect of inflation on the accumulated other comprehensive income at the beginning of each period, adjusted to constant pesos of December 31, 2003.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 26 – DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(ab) Segment Information

The following disclosure of segment information is not required for presentation in the financial statements under Chilean GAAP; however, in accordance with SFAS No. 131, the Bank has disclosed the following segment information based on the management approach. The Bank’s internal organization is structured on the basis of the client segments the Bank serves. The Bank provides a full range of financial services to corporate and individual customers through two major business units: Retail Banking and Wholesale Banking.

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

The accounting policies of the segments are the same as those described in the summary of significant accounting principles and are customized to meet the needs of management of the Bank. The Bank derives a majority of its revenues from interest income and the chief operating decision maker relies primarily on net interest revenue to assess the performance of the segments and make decisions about resources to be allocated to the segments. As a result of the Merger in 2002, the Bank modified its segmentation criteria. At the same time, the former Banco Santander-Chile and former Banco Santiago had different segmentation criteria. Therefore, a third segmentation method was designed for the new Bank. As a result, the Bank does not have comparable historical information and it is unable to recreate historical information based on the current segmentation criteria for the year ended December 31, 2001.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 26 – DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(ab) Segment Information, continued

The table below sets forth our lines of business and certain statistical information relating to each of them as of December 31, 2002 and 2003.

	As of December 31, 2002
Segment	Net Interest Revenue (1)	Fees & Income from Services	Net Loan Loss Allowances(2)	Net Client Contribution (3)
	(millions of constant Ch$ of December 31, 2003, except for percentages)
Retail Banking(1)	323,112	69,244	(51,974)	340,382
Wholesale Banking	114,798	11,133	(11,471)	114,460
Others (4)	60,901	22,739	(3,257)	80,383

Total	498,811	103,116	(66,702)	535,225

(1)	Includes net interest revenue and foreign exchange transactions, net.
(2)	Includes allowances for loan losses, charge-offs and loan loss recoveries.
(3)	Equal to net interest revenue plus fee income less allowance for loan losses.
(4)	Includes contribution of Bank subsidiaries and other non-segmented items.

	As of December 31, 2003
Segment	Net Interest Revenue (1)	Fees & Income from Services	Net Loan Loss Allowances(2)	Net Client Contribution (3)
	(millions of constant Ch$ of December 31, 2003, except for percentages)
Retail Banking(1)	312,351	80,406	(79,786)	312,971
Wholesale Banking	57,763	13,935	438	72,136
Others (4)	84,529	17,498	11,929	113,956

Total	454,643	111,839	(67,419)	499,063

(1)	Includes foreign exchange transactions.
(2)	Includes allowances for loan losses, charge-offs and loan loss recoveries.
(3)	Equal to net interest revenue plus fee income less allowance for loan losses.
(4)	Includes contribution of Bank subsidiaries and other non-segmented items.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 26 – DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(ac) Estimated Fair Value of Financial Instruments

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

In addition, the estimated fair values presented below do not attempt to estimate the value of the Bank’s revenue generating businesses and anticipated future business activities, and therefore do not represent the Bank’s value as a going concern.

The following notes summarize the major methods and assumptions used in estimating the fair values of financial instruments:

•	Cash and due from banks

The book value of cash and due from banks approximates its estimated fair value due to the short-term nature of these instruments.

•	Financial investments and investments under agreements to resell

The estimated fair value of these financial instruments was determined using either quoted market prices or dealer quotes where available, or quoted market prices of financial instruments with similar characteristics. Investments maturing in less than one year are valued at book value because they are considered to have a fair value which is not materially different from their book value due to their relatively short period to maturity of such investments.

The book value of spot foreign exchange transactions approximates its estimated fair value due to the short-term nature of these instruments.

•	Loans

For variable-rate loans that reprice frequently and have no significant change in credit risk, estimated fair values are based on book values. The estimated fair-values for certain mortgage loans, credit card loans and other consumer loans are based on quoted market prices of similar loans, adjusted for differences in loan characteristics. Fair values of commercial loans are estimated using discounted cash flow analyses using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for non-accruing loans are estimated using discounted cash flow analyses arising from the liquidation of the underlying collateral values, where applicable (or other expected sources of payments), at an estimated discount rate.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 26 – DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(ac) Estimated Fair Value of Financial Instruments, continued

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

The fair value of interest rate swap agreements represents the estimated amount the Bank would expect to receive or pay to terminate the contracts or agreements taking into account current interest rates.

As no quoted market prices are available for the cross currency swap and forward exchange rate instruments held by the Bank, such estimates have been estimated using modeling and other valuation techniques.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 26 – DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(ac) Estimated Fair Value of Financial Instruments, continued

The estimated fair values of financial instruments are as follows:

	As of December 31,
	2002		2003
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
	MCh$	MCh$	MCh$	MCh$
ASSETS
Cash and due from banks	263,236	263,236	397,968	397,968
Interest bearing deposits	113,142	113,142	138,676	138,676
Investment under agreements to resell	335,497	335,497	43,575	43,575
Financial investments	2,202,686	2,219,728	1,819,744	1,819,744
Loans, net (1)	7,378,414	7,628,928	6,842,230	7,069,370

LIABILITIES
Deposits	5,531,265	5,417,560	5,026,205	5,289,218
Investments under agreements to repurchase	737,101	737,101	465,336	465,336
Short and long-term debt	3,221,463	3,094,371	2,925,396	3,313,292
Derivative financial instruments	24,138	39,381	16,088	16,088

(1)	The amounts of loans in the above table excludes contingent loans since they represent undisbursed amounts under undrawn letters of credit and other credit guarantees granted by the Bank.

(ad) Price-Level Restatement

The price-level restatement loss for the Bank is detailed as follows:

	Years ended December 31,
	2001	2002	2003
	MCh$	MCh$	MCh$
Price-level restatement of non-monetary accounts based on CPI:
Bank premises and equipment, net	7,378	7,130	1,858
Investment in other companies	—	90	123
Other non-monetary assets and liabilities	2,910	2,469	467
Shareholders’ equity	(24,603)	(22,837)	(10,150)

Net loss from price-level restatement	(14,315)	(13,148)	(7,702)

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 26 – DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(ae) Leasing Contracts

Lease contracts, included under loans are amounts receivable under finance lease agreements and have the following maturities as of December 31, 2003 for the Bank:

	Year ended December 31, 2003
Years	Total Receivables	Unearned Income	Net Lease Receivables
	MCh$	MCh$	MCh$
Due Within one year	61,785	(14,367)	47,418
Due after 1 year but within 2 years	70,447	(16,053)	54,394
Due after 2 year but within 3 years	81,955	(18,859)	63,096
Due after 3 year but within 4 years	55,156	(13,102)	42,054
Due after 4 year but within 5 years	61,089	(12,042)	49,047
Due after 5 years	251,543	(75,610)	175,933

Total lease contracts	581,975	(150,033)	431,942

(af) Obligations Arising From Lease Commitments

The Bank leases certain premises, which are accounted for as operating leases. The amounts payable under the terms of the leases, which are not reflected on the consolidated balance sheets, are shown in the following table and reflect future rental expenses in constant Chilean pesos as of December 31, 2003:

As of December 31, 2003
MCh$
Due within 1 year	5,879
Due after 1 year but within 2 years	5,251
Due after 2 years but within 3 years	4,774
Due after 3 years but within 4 years	4,228
Due after 4 years but within 5 years	3,524
Due after 5 years	5,873

The rental expense on premises for the Bank was MCh$ 10,357, MCh$ 10,615 and MCh$ 7,185 for the years ended December 31, 2001, 2002 and 2003, respectively.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 26 – DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(ag) Investments in Other Companies

Investments in other companies under US GAAP held by the Bank consist of the following:

	As of December 31,
	Ownership Interest		Participation in Net Income			Investment Book Value
	2002	2003	2001	2002	2003	2002	2003
	%	%	MCh$	MCh$	MCh$	MCh$	MCh$
Equity Investments
Transbank S.A.	32,71	32,71	206	242	242	1,581	1,587
Redbank S.A.	33,42	33,42	217	163	382	1,158	1,342
Sociedad Interbancaria de Depósito de Valores S.A.	29,28	29,28	93	77	60	408	395
Tarjetas Inteligentes S.A.	26,67	26,67	(43)	(152)	(43)	156	114
Centro de Compensación Automática	33,33	33,33	31	12	45	154	199

Total investments in other companies accounted for under the equity method			504	342	686	3,457	3,637

Other Investments Carried at Cost
Bolsa de Comercio de Santiago (Stock Exchange)	4,17	4,17	129	86	84	612	612
Nexus S.A.	12,90	12,90	(7)	24	71	783	783
Bolsa Electrónica de Chile.	2,50	2,50	(11)	—	—	77	77
Bolsa de Comercio de Valparaíso	2,22	2,22	11	(1)	—	14	14
Cámara de Compensación	0,15	0,15	—	—	—	4	4
Other	—	—	4	4	—	140	130

Total other investments carried at cost			126	113	155	1,630	1,620

Total investments in other companies			630	455	841	5,087	5,257

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 26 – DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(ah) Bank Premises and Equipment

Bank Premises and Equipment under US GAAP are as follows:

	2002	2003
	MCh$	MCh$
Land and buildings	241,801	222,594
Furniture and fixtures	40,740	19,282
Machinery and equipment	67,756	54,864
Vehicles	2,397	7,833
Others	34,929	22,064
Accumulated depreciation	(128,521)	(80,873)

Total Bank premises and equipment, net	259,102	245,764

(ai) Other Assets and Other Liabilities

Other assets and other liabilities under US GAAP are as follows:

(1) Other assets

	As of December 31,
	2002	2003
	MCh$	MCh$
Transactions in process	13,339	12,838
Amounts receivable under spot foreign exchange transactions	72,357	55,977
Prepaid and deferred expenses	28,500	39,465
Deferred income taxes	36,759	37,205
Derivatives	13,703	119,476
Recoverable taxes, net	25,255	3,185
Assets received in lieu of payment	—	39,695
Stamp taxes recoverable	917	1,063
Investments in other companies	5,087	5,258
Intangibles	104,378	94,329
Receivable on sale of mortgage loans portfolio	—	42,436
Receivable on sales of assets received in lieu of payment	—	10,705
Other	4,216	46,818

Total other assets	304,511	508,450

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 26 – DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(ai) Other Assets and Other Liabilities, continued

(2) Other liabilities

	As of December 31,
	2002	2003
	MCh$	MCh$
Transactions in process	4,475	4,851
Amounts payable under spot foreign exchange transactions	24,009	60,523
Derivatives	53,084	135,564
Provision for staff benefits	4,810	9,006
Deferred income taxes	6,548	4,766
Income taxes	3,131	34,414
Dividends payable	47,644	62,092
Deferred fees	—	4,849
Provisions for lawsuits and others	—	5,231
Others	4,239	17,908

Total other liabilities	147,940	339,204

(aj) Shareholders’ Equity

(1) Shares capital

The Extraordinary Shareholders’ Meetings held on July 18, 2002 by the former Banco Santander-Chile and Banco Santiago agreed to exchange the shares in the former Banco Santander-Chile for shares to be issued by Banco Santiago, currently Banco Santander Chile. Such transaction was made at the ratio of 3.55366329 shares in Banco Santiago per each share in the former Banco Santander-Chile. To this effect, an increase in the paid-in capital of Banco Santiago was agreed in the amount of MCh$ 273,049, through the issue of 89,511,910,227 no-par-value shares. Also, the change of the bank’s name to Banco Santander Chile was agreed.

As of December 31 2002 and 2003, the Bank’s paid-in capital consists of 188,446,126,794 authorized issued and outstanding shares with no fixed nominal value.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 26 – DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(aj) Shareholders’ Equity, continued

(2) Dividends

a) Former Banco Santander-Chile

During the Annual Shareholder’s Meeting of the former Banco Santander-Chile, held on April 2002, the distribution of net income for the year 2001 was approved as follows:

MCh$ (1)
Total net income	95,722
100% to payment of dividends	95,722

b) Banco Santander Chile (formerly Banco Santiago)

The distributions of dividends related to net income for the years 2001, 2002, 2003 were approved by the Annual Shareholder’s Meeting of Banco Santander Chile (formerly Banco Santiago) are as follows:

	MCh$ (1)	Percentage Paid
		%
March 2002	123,444	100
April 2003	158,814	100
April 2004	206,975	100

(1)	Dividend paid has been restated in constant Chilean pesos of December 31, 2003.

(ak) Transactions with Related Parties

In accordance with the Chilean General Banking Law and the rules of the Superintendency of Banks, related parties are defined as companies and individuals who are directors, officers or shareholders owning more than 1% of a bank’s shares. Companies in which a director, officer or shareholder of the Bank holds more than a 5% interest as well as companies that have common directors with a bank are also considered to be related parties. In the following tables, trading or manufacturing companies are defined as operating companies, and companies whose purpose is to hold shares in other companies are defined as investment companies.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 26 – DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(ak) Transactions with Related Parties, continued

(a) Loans granted to related parties

Related party loans, all of which are current, are as follows:

	As of December 31,
	2002		2003
	Loans	Collateral Pledged	Loans	Collateral Pledged
	MCh$	MCh$	MCh$	MCh$
To operating companies	42,971	28,471	7,910	342
Investment companies (1)	119,396	64,955	191,983	118,308
Individuals (2)	6,497	5,394	9,016	8,157

Total	168,864	98,820	208,909	126,807

(1)	Includes companies whose purpose is to hold shares in other companies.
(2)	Includes debt obligations that are equal to or greater than UF 3,000, equivalent to MCh$ 51 as of December 31, 2003.

The activity in the balances of loans to related parties is as follows:

	As of December 31,
	2002	2003
	MCh$	MCh$
Balance as of January 1	298,115	168,864
New loans	106,080	76,294
Repayments	(226,760)	(34,655)
Price-level restatement	(8,571)	(1,594)

Balance as of December 31	168,864	208,909

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 26 – DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(ak) Transactions with Related Parties, continued

(b) Other transactions with related parties

During the years ended December 31, 2001, 2002 and 2003, the Bank incurred the following income/(expense) as a result of transactions with related parties:

	Year Ended December 31,
	2001 Income/ (Expense)	2002 Income/ (Expense)	2003 Income/ (Expense)
	MCh$	MCh$	MCh$
Redbanc S.A.	(1,449)	(2,008)	(3,210)
Sociedad Interbancaria de Tarjetas de Credito Transbank S.A.	(1,295)	—	—
Servicios de Cobranza Fiscalex Ltda	(798)	—	—
Bansa Inmobiliaria	(2,249)	—	—
Santander Inversiones S.A.	(534)	—	—
Inversiones e Inmobiliaria Alas Ltda.	(32)	—	—
Transbank S.A.	(240)	(3,970)	(5,095)
Fontaine y Paul Consultores Asociados Ltda.	(29)	—	—
Cía. De Seguros de Vida Santiago S.A.	(762)	—	—
Plaza del Trebol S.A.	(122)	(116)	—
Plaza Oeste S.A.	(20)	—	—
Sixtra Chile S.A.	(120)	(66)	(67)
Nexus S.A.	(56)	(2,130)	—
Zahler y Cía Ltda	(22)	—	—
Olivos Vial Ltda	(44)	—	—
Santander G.R.C. Ltda.	—	370	266
Santander Chile Holding S.A.	—	167	118
Santander Factoring S.A.	—	122	57
Bansa Santander S.A.	—	1,769	760
Suma Bansander A.F.P.	—	105	198
Altec S.A.	—	(2,294)	(3,027)
Santander Investment	—	97	—
Altavida Cia. De Seguros de Vida S.A.	—	(765)	(405)
Asesorías Providencia Ltda	(75)	—	—
Teatinos Siglo XXI S.A.	—	2,924	—
Other	(162)	(676)	(326)

Total	(8,009)	(6,471)	(10,731)

These items of expense are for services received by the Bank from related parties. In accordance with Article 89 of the Chilean Corporations Law, the Bank’s transactions with related parties have been carried out at market terms, that is, or on terms similar to those customarily prevailing in the market.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 26 – DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(al) Fees and Income from Services

Fees from services and the related expenses are summarized as follows:

	Years ended December 31,
	Income			Expenses
	2001	2002	2003	2001	2002	2003
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Payment agency services	4,561	15,159	6,203	(107)	(380)	(31)
Checking accounts	12,851	25,679	36,627	(431)	(2,766)	(4,783)
Automatic teller cards	13,462	10,966	12,394	(5,137)	(4,002)	(1,495)
Letters of credit, guarantees, pledges and other contingent loans	4,376	1,791	2,600	—	—	—
Lines of credit	8,005	4,585	3,058	—	—	—
Underwriting	4,098	5,071	4,757	—	(103)	(81)
Bank drafts and fund transfers	226	181	237	—	—	—
Sales and purchases of foreign currencies	3,947	4,429	5,616	(304)	(483)	(615)
Insurance brokerage	4,281	4,149	6,058	(106)	(562)	(1,231)
Custody and trust services	573	584	537	—	—	—
Mutual fund services	9,925	13,999	12,702	—	—	—
Savings accounts	2,510	1,566	718	—	—	—
Factoring	955	77	—	—	—	—
Leasing activities	1,826	—	—	(746)	—	—
Contingent fees	10,154	6,114	3,750	—	—	—
Income from sale of assets received in lieu of payment	—	2,695	3,524	—	—	—
Loan origination deferred fees	—	—	—	—	(10,489)	(15,341)
Maintenance expenses of assets received in lieu of payment	—	—	—	—	(3,125)	(3,341)
Client attendance expenses	—	—	—	—	(4,876)	(3,879)
Income from assets for leasing	—	—	4,119	—	—	—

Other	17,326	10,872	12,551	(23,621)	(7,682)	(5,766)

Total income (expenses)	99,076	107,917	115,451	(30,452)	(34,468)	(36,563)

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 26 – DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(am) Non-operating Income and Expenses

Non-operating income and expenses are set forth below:

	Years ended December 31,
	Income			Expenses
	2001	2002	2003	2001	2002	2003
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Gains (loss) on sales of premises and equipment	1,747	348	817	(80)	(96)	(968)
Gain on sales of assets received in lieu of payment previously charged-off	4,518	12,841	8,263	—	(2,878)	—
Recoveries of expenses from customers	2,502	3,454	2,214	(14,335)	(10,694)	(12,405)
Recoveries of previous-year expenses	—	2,003	6,660	—	—	—
Tax recoveries	—	144	—	—	—	—
Rental Income	—	1,017	599	—	—	—
Homogenization of fixed asset amortization	—	—	—	—	(12,924)	—
Merger Expenses	—	—	—	—	(38,997)	—
Amortization of intangibles	—	—	—	—	(8,251)	(10,049)
Other	8,518	3,596	4,829	(5,538)	(16,308)	(5,855)

Total non-operating income (expenses)	17,285	23,403	23,382	(19,953)	(90,148)	(29,277)

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 26 – DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(an) Sales and purchase of loans

From time to time, the Bank does sell and purchase loans based on specific requirements from customers. During the years ended December 31, 2001, 2002 and 2003, the Bank sold loans totaling MCh$ 41,600, MCh$ 53,156 and MCh$ 62,481 respectively, however, the Bank does not originate loans for future sale. During the years ended December 31, 2001, 2002 and 2003, the Bank purchased loans totaling MCh$ 9,472, MCh$ 2,327 and MCh$15,483, respectively. Any gains or losses on such transactions are recognized in results of operations at the time of the transactions.

The aggregate gains (losses) on sales of loans were MCh$ 1,871, MCh$ (43) and MCh$ 269 for the years ended December 31, 2001, 2002 and 2003, respectively.

(ao) Recent accounting pronouncements

In September 2002, the Chilean Superintendency of Banks issued Circular No. 3,189, which changed the method for calculating and accounting for the allowances related to credit risk. Under the new standard, Chilean banks are permitted to use the evaluation methods and models that each bank considers appropriate based on its specific kind of loan portfolio or transactions, following the general guidelines instructed by the Superintendency. Such models and further modifications have to be approved by the board of directors. The Bank is required to adopt the provisions as of January 1, 2004. The adoption of Circular No. 3,189 will not have a material effect on the Bank’s consolidated financial position, results of operation or cash flows.

Effective January 1, 2003, the Bank adopted SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (SFAS 146), which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, “Liability Recognition for Certain Employees Termination Benefits and Other costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”. The adoption of SFAS No. 146 did not have a material effect on the Bank’s consolidated financial position, results of operation or cash flows.

Effective January 1, 2003, the Bank adopted FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 requires that upon issuance of a guarantee, the Company must disclose and may be required to recognize a liability for the fair value of the obligation it assumes under that guarantee. The initial recognition and measurement requirement of FIN 45 is effective for guarantees issued or modified after December 31, 2002. The adoption of FIN 45 did not have a material effect on the Bank’s consolidated financial position, results of operation or cash flows.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 26 – DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(ao) Recent accounting pronouncements, continued

Effective February 1, 2003, the Bank adopted FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”). FIN 46 (an interpretation of ARB 51) has recently introduced a new consolidation model focused on identifying entities for which a controlling variable interest entity must be consolidated if certain consolidation requirements are met. An enterprise should consolidate an entity if that enterprise has a variable interest in the entity that will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both. FIN 46, as revised by FIN 46R, was effective on February 1, 2003 for new transactions and is effective for reporting periods after March 15, 2004 for transactions entered into prior to February 1, 2003. The impact of the adoption of FIN 46 on transactions prior to February 1, 2003 in not expected to have a material effect on the Bank’s consolidated financial position, results of operations or cash flows.

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”. This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”. The Bank adopted the provisions of SFAS No. 149 on July 1, 2003, which did not have a material effect on the Bank’s consolidated financial position, results of operation or cash flows.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. This Statement establishes standards of how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective July 1, 2003. The Bank adopted the provisions of SFAS No. 150 on July 1, 2003, which did not have a material effect on the Bank’s consolidated financial position, results of operation or cash flows.

EXHIBIT INDEX

Exhibit Number	Description
1.1	Restated Articles of Incorporation and By-Laws (estatutos) of Santander-Chile (Spanish Version) (incorporated by reference to our Registration Statement on Form F-4 (Registration No. 333-100975) filed with the Commission on December 12, 2002).

1.2	Restated Articles of Incorporation and By-Laws (estatutos) of Santander-Chile (English Version) (incorporated by reference to our Registration Statement on Form F-4(Registration No. 333-100975) filed with the Commission on December 12, 2002).

2A.1	Form of Amended and Restated Deposit Agreement, dated August 1, 2002, among Banco Santander-Chile (formerly known as Banco Santiago), the Bank of New York (as depositary) and Holders of American Depositary Receipts (incorporated by reference to our Registration Statement on Form F-6 No. 333-97303, filed with the Commission on July 26, 2002).

2A.2	Form of Foreign Investment Contract among Banco Santiago, JPMorgan Chase Bank and the Central Bank of Chile relating to the foreign exchange treatment of an investment in ADSs (accompanied by an English translation) (Incorporated by reference to our Registration Statement on Form F-1 (Registration No. 333-7676) filed with the Commission on October 23, 1997).

2A.3	Copy of the Central Bank Chapter XXVI Regulations Related to the Acquisition of Shares in Chilean Corporations and the Issuance of Instrument on Foreign Stock Exchanges or under Other Terms and Conditions of Issue (accompanied by an English translation) (incorporated by reference to Santander-Chile’s Annual Report for the fiscal year ended December 31, 1996 (File No. 1-13448) filed with the Commission on June 30, 1997).

2A.4	Press release by Central Bank eliminating exchange restrictions (accompanied by an English translation) (incorporated by reference to Santander-Chile’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001 (File No. 1-13448) filed with the Commission on June 28, 2001).

2B.1	Program Agreement and Offering Circular for Santander-Chile’s U.S. $300 million Euro Medium Term Note Program (incorporated by reference to Santander-Chile’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001 (File No. 1-13448) filed with the Commission on June 28, 2001).

2B.2	Indenture for 6 1/2% subordinated notes dated as of October 15, 1998 between Santander-Chile and Bankers Trust Company, as trustee (incorporated by reference to Santander-Chile’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001 (File No. 1-13448) filed with the Commission on June 28, 2001).

2B.3	First Supplemental Indenture for 6 1/2% subordinated notes dated as of October 15, 1998 between Santander-Chile and Bankers Trust Company, as trustee (incorporated by reference to Santander-Chile’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001 (File No. 1-13448) filed with the Commission on June 28, 2001).

2B.4	Agreement for the Issuance of Bonds dated November 26, 1996 between Santander-Chile and Banco Security (accompanied by an English translation) (incorporated by reference to Santander-Chile’s Annual Report for the fiscal year ended December 31, 1996 (File No. 1-13448) filed with the Commission on June 30, 1997).

2B.5	Agreement for the Issuance of Subordinated Bonds dated November 26, 1996 between Santander-Chile and Banco Security (accompanied by an English translation) (incorporated by reference to Santander-Chile’s Annual Report for the fiscal year ended December 31, 1996 (File No. 1-13448) filed with the Commission on June 30, 1997).

Exhibit Number	Description
4A.1	Resolution of the Shareholders’ Meeting of the former Santander-Chile of June 10, 1996, authorizing the Merger with Osorno (accompanied by an English translation) (incorporated by reference to Santander-Chile’s Annual Report for the fiscal year ended December 31, 1996 (File No. 1-13448) filed with the Commission on June 30, 1997).

4A.2	Resolution of the Shareholders’ Meeting of Osorno of June 10, 1996, authorizing the Merger with the former Santander-Chile (accompanied by an English translation) (incorporated by reference to Santander-Chile’s Annual Report for the fiscal year ended December 31, 1996 (File No. 1-13448) filed with the Commission on June 30, 1997).

4A.3	Share Purchase Promise Agreement dated April 11, 1996 between Santander-Chile and the Former Osorno Control Group (accompanied by an English translation) (incorporated by reference to Santander-Chile’s Annual Report for the fiscal year ended December 31, 1996 (File No. 1-13448) filed with the Commission on June 30, 1997).

4A.4	Share Purchase Agreement dated November 11, 1996 between Santander-Chile and the Former Osorno Control Group (accompanied by an English translation) (incorporated by reference to Santander-Chile’s Annual Report for the fiscal year ended December 31, 1996 (File No. 1-13448) filed with the Commission on June 30, 1997).

4A.5	Automatic Teller Machines Participation Agreement dated October 1, 1988 between Banco Español-Chile (predecessor to Santander-Chile) and REDBANC (accompanied by an English translation) (incorporated by reference to Santander-Chile’s Annual Report for the fiscal year ended December 31, 1996 (File No. 1-13448) filed with the Commission on June 30, 1997).

4A.6	Stock Purchase Agreement relating to Santander Insurance dated July 2, 1998 among Santander Chile Holding, Soince S.A. and Santander-Chile (incorporated by reference to Santander-Chile’s Annual Report for the fiscal year ended December 31, 1998 (File No. 1-13448) filed with the Commission on June 15, 1999).

4A.7	Share Buyout and Release of Preferential Options Agreement relating to Santander Securitization dated October 28, 1998 between Santander Chile Holding and Santander-Chile (incorporated by reference to Santander-Chile’s Annual Report for the fiscal year ended December 31, 1998 (File No. 1-13448) filed with the Commission on June 15, 1999).

4A.8	Outsourcing agreement between Banco Santiago and IBM de Chile S.A.C. dated June 30, 2000 (including English summary) (incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2000) (File No. 1-4554) filed with the Commission on December 31, 2000.

4A.9	Systems and Technology Service and Consulting Agreement between Santander-Chile and ALTEC dated December 30, 2003 (English translation).

7.1	Statement explaining Calculation of Ratios (incorporated by reference to Santander-Chile’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001 (File No. 1-13448) filed with the Commission on June 28, 2001).

8.1	List of Subsidiaries.

11.1	Code of Conduct for Executive Personnel of Banco Santander-Chile and Subsidiaries.

11.2	Code of Conduct for all Grupo Santander Personnel.

12.1	Section 302 Certification by the Chief Executive Officer.

12.2	Section 302 Certification by the Chief Financial Officer.

13.1	Section 906 Certification.