Form 20-F
period 2004-12-31
BANCO SANTANDER CHILE
filed 2005-06-30
CIK 1027552

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-14554

BANCO SANTANDER-CHILE

(d/b/a Banco Santander Santiago and Santander Santiago)

(Exact name of Registrant as specified in its charter)

SANTANDER-CHILE BANK

(d/b/a Santander Santiago Bank and Santander Santiago)

(Translation of Registrant’s name into English)

Chile

(Jurisdiction of incorporation)

Bandera 140

Santiago, Chile

Telephone: 011-562 320-2000

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing the right to receive 1,039 Shares of Common Stock without par value	New York Stock Exchange

Shares of Common Stock, without par value*	New York Stock Exchange

*	Santander-Chile’s shares of common stock are not listed for trading, but only in connection with the registration of the American Depositary Shares pursuant to the requirements of the New York Stock Exchange.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

7.375% Subordinated Notes due 2012

The number of outstanding shares of each class of common stock of Banco Santander-Chile at December 31, 2004 was:

188,446,126,794 Shares of Common Stock, without par value

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☒

i

CAUTIONARY STATEMENT CONCERNING

FORWARD-LOOKING STATEMENTS

We have made statements in this Annual Report on Form 20-F that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear throughout this annual report and include statements regarding our intent, belief or current expectations regarding:

•	asset growth and alternative sources of funding

•	growth of our fee-based business

•	financing plans

•	impact of competition

•	impact of regulation

•	exposure to market risks:

•	interest rate risk

•	foreign exchange risk

•	equity price risk

•	projected capital expenditures

•	liquidity

•	trends affecting:

•	our financial condition

•	our results of operation

•	expected synergies from the merger

•	projected costs savings from the merger

•	merger expenses

•	integration of our computer system

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

You should understand that the following important factors, in addition to those discussed elsewhere in this annual report and in the documents which are incorporated by reference, could affect our future results and could cause those results or other outcomes to differ materially from those expressed in our forward-looking statements:

•	changes in capital markets in general that may affect policies or attitudes towards lending to Chile or Chilean companies

•	the monetary and interest rate policies of the Central Bank

•	inflation

•	deflation

•	unemployment

•	unanticipated turbulence in interest rates

•	movements in foreign exchange rates

•	movements in equity prices or other rates or prices

•	changes in Chilean and foreign laws and regulations

•	changes in taxes

•	competition, changes in competition and pricing environments

•	natural disasters

•	our inability to hedge certain risks economically

•	the adequacy of loss allowances

•	technological changes

•	changes in consumer spending and saving habits

•	increased costs

•	unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms

•	changes in, or failure to comply with, banking regulations

•	our ability to successfully market and sell additional services to our existing customers

•	disruptions in client service

•	the success of our post-merger branding strategy

•	successful implementation of new technologies

•	loss of market share

•	an inaccurate or ineffective client segmentation model

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

CERTAIN TERMS AND CONVENTIONS

As used in this annual report, “Santander-Chile”, “the Bank”, “we,” “our” and “us” mean Banco Santander-Chile and its consolidated subsidiaries, the bank resulting from the merger of Santiago and Old Santander-Chile.

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

iii

PRESENTATION OF FINANCIAL INFORMATION

Currency and Accounting Principles

Santander-Chile is a Chilean bank and maintains its financial books and records in Chilean pesos and prepares its Audited Consolidated Financial Statements in conformity with generally accepted accounting principles in Chile and the rules of the Superintendencia de Bancos e Instituciones Financieras (the Superintendency of Banks and Financial Institutions, which is referred to herein as the “Superintendency of Banks”), which together differ in certain significant respects from generally accepted accounting principles in the United States (“U.S. GAAP”). References to “Chilean GAAP” in this Annual Report are to accounting principles generally accepted in Chile, as supplemented by the applicable rules of the Superintendency of Banks. See Note 27 to the Audited Consolidated Financial Statements of Santander-Chile as of December 31, 2003 and 2004 and for the years ended December 31, 2002, 2003 and 2004 contained elsewhere in this Annual Report (together with the notes thereto, the “Audited Consolidated Financial Statements”) for a description of the principal differences between Chilean GAAP and U.S. GAAP, as they relate to Santander-Chile, and a reconciliation to U.S. GAAP of net income and shareholders’ equity. Pursuant to Chilean GAAP, amounts expressed in the Audited Consolidated Financial Statements and all other amounts included elsewhere throughout this Annual Report for all periods expressed in Chilean pesos are expressed in constant Chilean pesos as of December 31, 2004. See Note 1(c) to the Audited Consolidated Financial Statements.

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

According to the regulations established by the Superintendency of Banks, Santander-Chile is required to charge off commercial loans no later than 24 months after being classified as past due, if unsecured, and if secured, no later than 36 months after being classified as past due. When an installment of a past due corporate loan (whether secured or unsecured) is charged off, Santander-Chile must charge off all installments which are overdue. However, this does not preclude Santander-Chile from charging off the entire amount of the loan, if it deems such action to be necessary. Once any amount of a loan is charged off, each subsequent installment must be charged off as it becomes overdue. In the case of past due consumer loans, after the first installment becomes three months past due, Santander-Chile must charge off the entire remaining part of the loan. Santander-Chile may charge off any loan (whether corporate or consumer) before the first installment becomes overdue, but only in accordance with special procedures established by the Superintendency of Banks and must charge off an overdue loan (whether corporate or consumer) before that time according to the terms set forth above in certain circumstances.

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

Exchange Rates

This Annual Report contains translations of certain Chilean peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the Chilean peso amounts actually represent such U.S. dollar amounts, were converted from U.S. dollars at the rate indicated in preparing the audited and interim unaudited consolidated financial statements, could be converted into U.S. dollars at the rate indicated or were converted at all. Unless otherwise indicated, such U.S. dollar amounts, in the case of information concerning Santiago and Old Santander-Chile, have been translated from Chilean pesos based on the observed exchange rate reported by the Central Bank on December 31, 2004, which was Ch$559.83 per US$1.00. The observed exchange rate reported by the Central Bank on December 31, 2004 is based upon the actual exchange rate of December 30, 2004 and is the exchange rate specified by the Superintendency of Banks for use by Chilean banks in the preparation of their financial statements for the periods ended December 31, 2004. The observed exchange rate on June 23, 2005 was Ch$577.73 per US$1.00, reflecting an accumulated depreciation of 3.2% from December 31, 2004. The Federal Reserve Bank of New York does not report a noon buying rate for the Chilean peso. For more information on the observed exchange rate see “Item 3: Exchange Rates.”

Merger – Accounting Treatment

On August 1, 2002, Old Santander-Chile merged into Santiago. Immediately thereafter, Santiago changed its name to “Banco Santander Chile.” The merger was accounted for under Chilean GAAP in a manner commonly referred to as a “pooling of interests” on a prospective basis from January 1, 2002. Under Chilean GAAP, any financial statements we issue as of or for periods ending August 1, 2002 or thereafter will reflect the combined operations of Santiago and Old Santander-Chile from January 1, 2002. Our historical financial statements under Chilean GAAP as of and for periods ended prior to August 1, 2002 have not been and will not be restated to reflect the merger. As such, for Chilean GAAP purposes, our historical financial statements as of and for the years ended December 31, 2000 and 2001 are those of Santiago which is deemed to be the predecessor entity of Santander-Chile.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following table presents historical financial information about us as of the dates and for each of the periods indicated. The following table should be read in conjunction with, and is qualified in its entirety by reference to, our Audited Consolidated Financial Statements appearing elsewhere in this Annual Report. Our Audited Consolidated Financial Statements are prepared in accordance with Chilean GAAP, which differ in certain significant respects from U.S. GAAP. Note 27 to our Audited Consolidated Financial Statements provides a description of the material differences between Chilean GAAP and U.S. GAAP and a reconciliation to U.S. GAAP of net income for the years ended and as of December 31, 2002, 2003 and 2004 and shareholders’ equity at December 31, 2003 and 2004.

Under Chilean GAAP, the merger between Santiago and Old Santander-Chile was accounted for as a “pooling of interest” on a prospective basis. As such, the historical financial statements for periods prior to the merger were not restated under Chilean GAAP. Under U.S. GAAP, the merger between the two banks, which have been under the common control of Banco Santander Central Hispano since May 3, 1999, is accounted for in a manner similar to a pooling of interest under U.S. GAAP. As a consequence of the merger, we were required to restate our previously issued U.S. GAAP historical financial information to retroactively present the financial results for the merged bank as if Santiago and Old Santander-Chile had been combined throughout the periods during which common control existed. See Note 27(a) to our Audited Consolidated Financial Statements.

	As of and for the Year Ended December 31,
	2000	2001	2002	2003	2004	2004
	(in millions of constant Ch$ as of December 31, 2004)(1)					(in thousands of U.S.$)(1)(2)
CONSOLIDATED INCOME STATEMENT DATA
Chilean GAAP:
Interest revenue	666,285	617,389	1,067,232	628,778	783,663	1,399,823
Interest expense	(417,183)	(348,352)	(529,832)	(318,586)	(315,328)	(563,257)

Net interest revenue	249,102	269,037	537,400	310,192	468,335	836,566
Allowances for loan losses	(49,233)	(49,603)	(94,359)	(103,853)	(128,734)	(229,952)
Total fees and income from services, net	41,987	51,493	105,672	114,613	121,611	217,228
Other operating income, net	17,641	13,326	(14,297)	163,456	19,837	35,434
Loan loss recoveries	9,678	12,076	26,003	34,762	47,980	85,705
Other income and expenses, net	3,292	10,628	(33,062)	36,820	43,922	78,457
Operating expenses	(152,763)	(164,032)	(296,745)	(256,465)	(268,277)	(479,212)
Loss from price-level restatement	(12,387)	(8,114)	(13,474)	(7,893)	(11,983)	(21,404)
Income before income taxes	97,639	122,734	191,135	256,870	244,711	437,117
Income (taxes) benefit	(439)	3,771	(28,382)	(44,762)	(45,916)	(82,018)

Net income	98,225	126,505	162,753	212,108	198,795	355,099
Net income per share	0.99	1.28	0.86	1.13	1.05	0.00188
Net income per American Depositary Share(3)	1,031.56	1,328.55	897.35	1,169.48	1,096.07	1.96
Dividends per share(4)	0.59	0.99	1.28	0.86	1.13	0.00189
Dividends per ADS(4)	610.17	1,031.56	1,328.55	897.35	1,169.48	1.95
Weighted-average shares outstanding (in millions)	98,934.2	98,934.2	188,446.1	188,446.1	188,446.1	—
Weighted-average shares outstanding (in millions) US GAAP	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1	—

U.S. GAAP:
Net interest income (5)	449,334	495,866	533,531	312,028	466,406	833,121
Provision for loan losses	(58,602)	(74,104)	(68,436)	(88,688)	(65,990)	(117,875)
Amortization of goodwill	41,505	51,786
Net income	139,205	164,981	142,902	183,148	198,929	355,338
Net income per Share(6)	0.74	0.88	0.76	.97	1.06	0.00189

	As of and for the Year Ended December 31,
	2000	2001	2002	2003	2004	2004
	(in millions of constant Ch$ as of December 31, 2004)(1)					(in thousands of U.S.$)(1)(2)
CONSOLIDATED INCOME STATEMENT DATA
Net income per ADS (6)	767.51	909.62	787.89	1,009.79	1,096.80	1.96
Weighted-average ADS outstanding (in millions) US GAAP	181.377	181.377	181.377	181.377	181.377	—

CONSOLIDATED BALANCE SHEET DATA
Chilean GAAP:
Cash and due from banks	549,617	591,823	1,012,044	1,008,473	948,249	1,693,816
Investments (7)	607,954	1,005,950	2,585,765	1,961,075	1,989,486	3,553,735
Loans, net of allowances	4,928,538	5,267,550	7,965,204	7,635,176	8,446,353	15,087,353
Loan loss allowances	(95,117)	(100,625)	(173,448)	(172,398)	(173,286)	(309,533)
Other assets	339,087	336,319	210,962	293,257	418,237	747,076
Total assets (5)	6,425,196	7,201,642	12,063,492	11,191,253	12,070,528	21,561,060
Deposits	3,342,840	3,702,954	6,294,188	5,663,750	6,747,265	12,052,348
Other interest-bearing liabilities	2,105,174	2,412,558	4,056,736	3,474,822	3,164,682	5,652,935
Shareholders’ equity	543,626	574,124	996,497	1,042,623	1,031,754	1,842,977

U.S. GAAP:
Total assets	10,875,147	12,407,596	11,728,116	10,828,056	11,828,570	21,128,861
Long-term borrowings	3,168,153	3,859,714	3,199,046	2,456,964	1,805,032	3,224,250
Shareholders’ equity (8)	1,473,305	1,460,882	1,850,517	1,853,670	1,844,883	3,295,433
Goodwill	577,750	536,213	762,187	762,187	762,187	1,361,462

	As of for the Year Ended December 31,
	2000	2001	2002	2003	2004
CONSOLIDATED RATIOS
Chilean GAAP:
Profitability and Performance
Net interest margin(9)	4.6%	4.5%	4.8%	3.0%	4.4%
Return on average total assets(10)	1.6%	1.9%	1.3%	1.8%	1.7%
Return on average shareholders’ equity(11)	19.8%	23.2%	16.2%	22.1%	20.2%
Capital
Average shareholders’ equity as a percentage of average total assets	8.1%	8.1%	8.3%	8.1%	8.2%
Total liabilities as a multiple of shareholders’ equity	10.8	11.5	11.1	9.7	11.7
Credit Quality:
Substandard loans as a percentage of a total loans(12)	2.4%	2.2%	3.2%	3.6%	3.7%
Allowance for loans losses as percentage of total loans	1.9%	2.1%	2.1%	2.2%	2.0%
Past due loans as a percentage of total loans (13)	1.4%	1.3%	2.1%	2.2%	1.5%
Operating Ratios:
Operating expenses/operating revenue(14)	49.5%	49.1%	47.2%	43.6%	44.0%
Operating expenses/average total assets	2.5%	2.4%	2.3%	2.2%	2.2%

U.S. GAAP:
Profitability and Performance:
Net interest margin(15)	4.4%	4.5%	4.7%	3.0%	4.4%
Return on average total assets(16)	1.2%	1.4%	1.2%	1.6%	1.8%
Return on average shareholders’ equity(17)	10.1%	11.7%	8.6%	9.9%	10.8%

OTHER DATA
Inflation Rate(18)	4.5%	2.6%	2.8%	1.1%	2.4%
Revaluation (Devaluation) Rate (Ch$/U.S.$) at period end(18)	8.5%	14.6%	8.6%	(15.9%)	(6.6%)

	As of for the Year Ended December 31,
	2000	2001	2002	2003	2004
Number of employees at period end(19)	4,772	4,489	8,314	7,561	7,380
Number of branches and offices at period end	167	169	347	345	315

Note: n/a = not applicable.

(1)	Except per share data, percentages and ratios, share amounts, employee numbers and branch numbers.
(2)	Amounts stated in U.S. dollars as of and for the year ended December 31, 2004 have been translated from Chilean pesos at the observed exchange rate of Ch$559.83 = U.S.$1.00 as of December 31, 2004. See “Item 3: Key Information—Exchange Rates” for more information on the observed exchange rate.
(3)	1 ADS = 1,039 shares of common stock.
(4)	The dividends per share of common stock and per ADS are determined based on the previous year’s net income. The dividend per ADS is calculated on the basis of 1,039 shares per ADS.
(5)	Net interest income and total assets on a U.S. GAAP basis have been determined by applying the relevant U.S. GAAP adjustments to net interest income and total assets presented in accordance with Article 9 of Regulation S-X. See Note 27 to our Consolidated Financial Statements.
(6)	Net income per share in accordance with U.S. GAAP has been calculated on the basis of the weighted-average number of shares outstanding at the end of the period.
(7)	Includes principally Chilean government securities, corporate securities, other financial investments and investment collateral under agreements to repurchase.
(8)	Shareholders’ equity as of December 31 of each year.
(9)	Net interest revenue divided by average interest earning assets (as presented in “Item 5: Selected Statistical Information”).
(10)	Net income divided by average total assets (as presented in “Item 5: Selected Statistical Information”).
(11)	Net income divided by average shareholders’ equity (as presented in “Item 5: Selected Statistical Information”).
(12)	Substandard loans in the old rating system included all loans rated B- or worse. In the new loan risk classification system which took effect in 2004, substandard loans include all consumer and mortgage loans rated B- or worse and for commercial loans all loans rated C1 or worse. See Item5D-Asset and Liability Mangement-Analysis of Substandard Loans and Past Due loans”.
(13)	Past due loans are loans that are 90 days or more overdue.
(14)	Operating revenue includes “Net interest revenue,” “Total fees and income from services, net” and “Other operating income, net.”
(15)	Net interest margin on a U.S. GAAP basis has been determined by applying the relevant U.S. GAAP adjustments to net interest income presented in accordance with Article 9 of Regulation S-X but calculated on a Chilean GAAP basis. See 27(y) to our Consolidated Financial Statements.
(16)	Net income divided by average total assets. Average total assets were calculated as an average of the beginning and ending balance for each year, and total assets on a U.S. GAAP basis has been determined by applying the relevant U.S. GAAP adjustments to total assets presented in accordance with Article 9 of Regulation S-X. See Note 27 to our Audited Consolidated Financial Statements.
(17)	Average shareholders’ equity was calculated as an average of the beginning and ending balance for each year. Shareholders’ equity on a U.S. GAAP basis has been determined by applying the relevant U.S. GAAP adjustments to shareholders’ equity presented in accordance with Article 9 of Regulation S-X. See Note 27(y) to our Audited Consolidated Financial Statements.
(18)	Based on information published by the Central Bank.
(19)	The number of employees presented in this table for the years 2000 and 2001 are those of Santiago only, excluding subsidiaries, because consolidated employee information is not available for all years presented.

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

Purchases and sales of foreign currencies which may be effected outside the Formal Exchange Market can be carried out in the Informal Exchange Market. The Informal Exchange Market reflects transactions carried out at informal exchange rates by entities not expressly authorized to operate in the Formal Exchange Market, such as certain foreign exchange houses and travel agencies. There are no limits imposed on the extent to which the rate of exchange in the Informal Exchange Market can fluctuate above or below the observed exchange rate. On December 31, 2004, the average exchange rate in the Informal Exchange Market was 0.7% lower than the published observed exchange rate for such date of Ch$559.83 per U.S.$1.00.

The following table sets forth the annual low, high, average and period-end observed exchange rate for U.S. dollars for each of the following periods, as reported by the Central Bank.

	Daily Observed Exchange Rate Ch$ Per U.S.$(1)
Year	Low(2)	High(2)	Average(3)	Period End
2000	501.04	580.37	539.49	572.68
2001	557.13	716.62	634.94	656.20
2002	641.75	756.56	689.24	712.38
2003	593.10	758.21	691.54	599.42
2004	559.21	649.45	609.55	559.83

Month
December 2004	559.66	597.27	576.17	559.83
January 2005	557.40	586.18	574.12	586.18
February 2005	563.22	585.40	573.58	577.52
March 2005	573.55	591.69	586.48	586.45
April 2005	572.75	588.95	580.46	582.87
May 2005	570.83	583.59	578.31	580.20
June 2005 (through June 23rd)	577.73	592.75	586.83	577.73

Source: Central Bank.

(1)	Nominal figures.
(2)	Exchange rates are the actual low and high, on a day-by-day basis for each period.
(3)	The average of monthly average rates during the year.

Dividends

Under the current General Banking Law, a Chilean bank may only pay a single dividend per year (i.e., interim dividends are not permitted). Santander-Chile’s annual dividend is proposed by its Board of Directors and is approved by the shareholders at the annual ordinary shareholders’ meeting held the year following that in which the dividend is proposed. For example, the 2004 dividend would be proposed and approved in 2005. Following shareholder approval, the proposed dividend is declared and paid. Historically, the dividend for a particular year has been declared and paid no later than one month following the shareholders meeting. Dividends are paid to shareholders of record on the fifth day preceding the date set for payment of the dividend. The applicable record dated for the payment of dividends to holders of ADSs will, to the extent practicable, be the same.

Under the Chilean Companies Law, Chilean companies are generally required to distribute at least 30% of their earnings (calculated in accordance with Chilean GAAP) as dividends, but a bank is permitted to distribute less than 30% of its earnings, and may distribute no dividends at all, in any given year if the holders of at least two-thirds of the bank’s outstanding shares of common stock so determine. The balances of Santander-Chile’s distributable net income is generally retained for use in Santander-Chile’s business (including for the maintenance of any required legal reserves). Although Santander-Chile’s Board of Directors currently intends to pay regular annual dividends, the amount of dividend payments will depend upon, among other factors, Santander-Chile’s then current level of earnings, capital and legal reserve requirements, as well as market conditions, and there can be no assurance as to the amount or timing of future dividends.

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

Under the Foreign Investment Contract (as defined herein), the Depositary, on behalf of ADS holders, is granted access to the Formal Exchange Market to convert cash dividends from Chilean pesos to U.S. dollars and to pay such U.S. dollars to ADS holders outside Chile, net of taxes, and no separate registration by ADR holders is required. In the past, Chilean law required that holders of shares of Chilean companies who were not residents of Chile to register as foreign investors under one of the foreign investment regimes contemplated by Chilean law in order to have dividends, sale proceeds or other amounts with respect to their shares remitted outside Chile through the Formal Exchange Market. On April 19, 2001, the Central Bank deregulated the Exchange Market eliminating the need to obtain approval from the Central Bank in order to remit dividends, but at the same time this eliminated the possibility of accessing the Formal Exchange market. These changes do not affect the current Foreign Investment Contract, which was signed prior to April 19, 2001, which grants access to the Formal Exchange Market with prior approval of the Central Bank. See “Item 10D: Exchange Controls.”

The following table presents dividends paid by us in nominal terms:

Year	Dividend MCh$ (1)	Per share Ch$/share (2)	Per ADR Ch$/ADR (3)	% over earnings
2002	118,764	1.20	1,247.25	100
2003	157,315	0.83	867.40	100
2004	206,975	1.10	1,141.16	100
2005	198,795	1.05	1,096.03	100

(1)	Million of nominal pesos.
(2)	Calculated on the basis of 98,934 million shares for 2002 and 188,446 million shares for 2003-2005.
(3)	Calculated on the basis of 1,039 shares per ADS.

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

Risks Associated with Our Business

Increased competition and industry consolidation may adversely affect results of our operations

The Chilean market for financial services is highly competitive. We compete with other Chilean private sector domestic and foreign banks, with Banco del Estado, a public-sector bank, with department stores and the larger supermarket chains that make consumer loans and sell other financial products to a large portion of the Chilean population. The lower-middle to middle income segments of the Chilean population and the small and medium-sized corporate segments have become the target markets of several banks, and competition in these segments is likely to increase. As a result, net interest margins in these segments are likely to decline. Although we believe that demand for financial products and services from the lower-middle to middle income market segments and for small and medium-sized companies will continue to grow during the remainder of the decade, we cannot assure you that net interest margins will be maintained at their current levels.

We also face competition from non-bank and non-finance competitors (principally department stores) with respect to some of our credit products, such as credit cards, consumer loans and insurance brokerage. In addition, we face competition from non-bank finance competitors, such as leasing, factoring and automobile finance companies, with respect to credit products, and from mutual funds, pension funds and insurance companies, with respect to savings products. Currently, banks continue to be the main suppliers of leasing, factoring and mutual funds, and the insurance sales business has seen rapid growth.

The increase in competition within the Chilean banking industry in recent years has led to, among other things, consolidation in the industry. For example, in January 2002, Banco de Chile and Banco de A. Edwards, the third and fifth largest banks in Chile respectively, merged to become the largest Chilean bank at that time. We expect the trends of increased competition and consolidation to continue and result in the formation of new large financial groups. Consolidation, which can result in the creation of larger and stronger competitors, may adversely affect our financial condition and results of operations by decreasing the net interest margins we are able to generate. In addition, the recently enacted Law No. 19,769 allows insurance companies to participate and compete with us in the residential mortgage and credit card businesses.

Banco Santander Central Hispano controls a significant percentage of our share capital and exercises significant influence over board decisions.

Banco Santander Central Hispano owns approximately 83.94% of our outstanding ordinary shares, which gives it the power to elect a majority of our board of directors and to determine the outcome of most matters submitted to a vote of shareholders, including matters that could affect our duration and existence.

We currently engage in, and expect from time to time in the future to engage in, financial and commercial transactions with subsidiaries and affiliates of Banco Santander Central Hispano. Among other transactions, we may, from time to time, have credit lines and outstandings with Banco Santander Central Hispano and its affiliated financial institutions around the world. As of December 31, 2004, we have no outstanding loan amounts with Santander Central Hispano. In addition, from time to time, in the normal course of business and on prevailing market terms, we enter into certain transactions with Banco Santander Central Hispano and other related parties for the provision of advisory and advertising services and for the rental of real estate. For additional information concerning our transactions with affiliates and other related parties, see Note 15 to our Audited Consolidated Financial Statements. While we believe that such transactions in the past have generally had a beneficial effect on us, no assurances can be given that any such transaction, or combination of transactions, will not have a material adverse effect on us in the future.

Our exposure to individuals and small businesses could lead to higher levels of past due loans and subsequent write-offs.

A substantial number of our customers consists of individuals (approximately 39.2% of the value of the total loan portfolio as of December 31, 2004) and, to a lesser extent, small and medium-sized companies (those with annual sales of less than US$5.8 million) which comprised approximately 21.2% of the value of the total loan portfolio as of December 31, 2004. As part of our business strategy, we seek to increase lending and other services to small companies and individuals. Small companies and individuals are, however, more likely to be adversely affected by downturns in the Chilean economy than large corporations and high-income individuals. Consequently, in the future we may experience higher levels of past due loans, which could result in higher provisions for loan losses. There can be no assurance that the levels of past due loans and subsequent write-offs will not be materially higher in the future.

Our results of operations are affected by interest rate volatility.

Our results of operations depend to a great extent on our net interest revenue. In 2004, net interest revenue represented 76.8% of our operating income. Changes in market interest rates could affect the interest rates earned on our interest-earning assets differently from the interest rates paid on our interest-bearing liabilities leading to a reduction in our net interest revenue. Interest rates are highly sensitive to many factors beyond our control, including the reserve policies of the Central Bank, deregulation of the financial sector in Chile, domestic and international economic and political conditions and other factors. Any volatility in interest rates could adversely affect our business, our future financial performance and the price of our securities. Over the period from December 31, 1999 to December 31, 2003, yields on the Chilean government’s 90 day note as reported on those dates moved from 11.09% to 2.32%, decreasing every year, with a high of 2.97% and a low of 2.48% in the twelve months ended December 31, 2003 and a high of 2.35% and a low of 1.31% in the twelve month period ended December 31, 2004.

The growth of our loan portfolio may expose us to increased loan losses.

From December 31, 1999 to December 31, 2004, our aggregate loan portfolio (on an unconsolidated combined basis) grew by 20.5% in nominal terms to Ch$8,600,111 million, while our consumer loan portfolio grew by 56.1% in nominal terms to Ch$906,521 million, excluding lines of credit and calculated in accordance with the loan classification system of the Superintendency of Banks. Because the method of classification of loans used by the Superintendency of Banks for its public information differs in minor respects from that used by us for internal accounting purposes, the foregoing figures may differ from the figures included in our financial statements. The further expansion of our loan portfolio (particularly in the consumer, small and mid-sized companies and real estate segments) can be expected to expose us to a higher level of loan losses and require us to establish higher levels of provisions for loan losses.

Our loan portfolio may not continue to grow at the same rate.

There can be no assurance that in the future our loan portfolio will continue to grow at the same or similar rates as the historical growth rate of that previously experienced by Santiago or Old Santander-Chile. Average loan growth has remained significant in the last five years. According to the Superintendency of Banks, from December 31, 1999 to December 31, 2004, the aggregate amount of loans outstanding in the Chilean banking system (on an unconsolidated basis) grew 47.2% in nominal terms to Ch$37,832,926 million as of December 31, 2004. A reversal of the rate of growth of the Chilean economy could adversely affect the rate of growth of our loan portfolio and our risk index and, accordingly, increase our required reserves for loan losses.

Operational problems or errors can have a material adverse impact on our business, financial condition and results of operations.

Santander-Chile, like all large financial institutions, is exposed to many types of operational risks, including the risk of fraud by employees and outsiders, failure to obtain proper internal authorizations, failure to properly document transactions, equipment failures and errors by employees. Although Santander-Chile maintains a system of operational controls, there can be no assurance that operational problems or errors will not occur and that their occurrence will not have a material adverse impact on our business, financial condition and results of operations.

Risks Relating to Chile

Our growth and profitability depend on the level of economic activity in Chile and other emerging markets.

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

The economic problems being encountered by other countries in Latin America, especially Argentina and Brazil may adversely affect the Chilean economy, our results of operations and the market value of our securities.

We are directly exposed to risks related to the weakness and volatility of the economic and political situation in Latin America, especially in Argentina and Brazil. As of December 31, 2004, approximately 0.6% of our assets were held abroad of which 0.11% comprised of loans to Argentine and 0.06% to Brazilian companies, respectively.

Argentina’s insolvency and recent default on its public debt, which deepened the existing financial, economic and political crises in that country, could adversely affect Chile, the market value of our securities, or our business. If Argentina’s economic environment continues to deteriorate or does not improve, the economy in Chile, as both a neighboring country and a trading partner, could also be affected and could experience slower growth than in recent years. The recent cuts in gas exports from Argentina to Chile could also adversely affect economic growth in Chile. Our business could be affected by an economic downturn in Brazil. This could result in the need for us to increase our loan allowances, thus affecting our financial results, our results of operations and the price of our securities. Diplomatic relations with Bolivia and Peru have worsened.

Securities prices of Chilean companies including banks are, to varying degrees, influenced by economic and market considerations in other emerging market countries and by the US economy. We cannot assure you that the Argentine economic crisis and the political uncertainty in Brazil will not have an adverse effect on Chile, the price of our securities, or our business.

Currency fluctuations could adversely affect our financial condition and results of operations and the value of our securities.

The Chilean government’s economic policies and any future changes in the value of the Chilean peso against the US dollar could affect the dollar value of our securities. The peso has been subject to large devaluations in the past and could be subject to significant fluctuations in the future. In the period from December 31, 1999 to December 31, 2004, the value of the Chilean peso relative to the US dollar decreased approximately 6.1%. The observed exchange rate on December 31, 2004 was Ch$559.83 = US$1.00, reflecting an appreciation of 6.6% in the year 2004. Our results of operations may be affected by fluctuations in the exchange rates between the peso and the dollar despite our policy and Chilean regulations relating to the general avoidance of material exchange rate mismatches. In order to avoid material exchange rate mismatches, we enter into forward exchange transactions. As of December 31, 2004, our foreign currency denominated assets and Chilean peso-denominated liabilities that contain repayment terms linked to changes in foreign currency exchange rates exceeded our foreign currency denominated liabilities and Chilean peso-denominated assets that contain repayment terms linked to changes in foreign currency exchange rates by Ch$34,518 million (US$61.7 million).

We may decide to change our policy regarding exchange rate mismatches. Regulations that limit such mismatches may also be amended or eliminated. Greater exchange rate mismatches will increase our exposure to the devaluation of the peso, and any such devaluation may impair our capacity to service foreign-currency obligations and may, therefore, materially and adversely affect our financial condition and results of operations. Notwithstanding the existence of general policies and regulations that limit material exchange rate mismatches, the economic policies of the Chilean government and any future fluctuations of the peso against the dollar could affect our financial condition and results of operations.

Inflation could adversely affect our financial condition and results of operations.

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

Year	Inflation (CPI)
2000	4.5
2001	2.6
2002	2.8
2003	1.1
2004	2.4

Source: Chilean National Institute of Statistics

There can be no assurance that our operating results will not be adversely affected by changing levels of inflation, or that Chilean inflation will not change significantly from the current level.

Banking regulations may restrict our operations and thereby adversely affect our financial condition and results of operations.

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

This Bank must maintain higher capital to risk weighted assets than other banks in Chile. The merger of Old Santander-Chile and Santiago required a special regulatory preapproval of the Superintendency of Banks, which was granted on May 16, 2002. The resolution granting this preapproval imposed a mandatory minimum capital to risk-weighted assets ratio of 12% for the merged bank compared to 8% minimum for other banks in Chile. Effective January 1, 2005, the Superintendency of Banks lowered our mandatory effective minimum capital to risk-weighted assets ratio to 11%.

Chile has different corporate disclosure and accounting standards than those you may be familiar with in the United States.

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

Equity investments in Chile by persons who are not Chilean residents have generally been subject to various exchange control regulations which restrict the repatriation of the investments and earnings therefrom. In April 2001, the Central Bank eliminated the regulations that affected foreign investors except that investors are still required to provide the Central Bank with information related to equity investments and conduct such operations within Chile’s Formal Exchange Market. The ADSs are subject to a contract, dated May 17, 1994, among the depositary, us and the Central Bank that remains in full force and effect. The ADSs continue to be governed by the provisions of such contract subject to the regulations in existence prior to April 2001. The contract grants the depositary and the holders of the ADSs access to the Formal Exchange Market, which permits the depositary to remit dividends it receives from us to the holders of the ADSs. The contract also permits ADS holders to repatriate the proceeds from the sale of shares of our common stock withdrawn from the ADR facility, or that have been received free of payment as a consequence of spin-offs, mergers, capital increases, wind-ups, share dividends or preemptive rights transfers, enabling them to acquire the foreign currency necessary to repatriate earnings from such investments. Pursuant to Chilean law, the contract cannot be amended unilaterally by the Central Bank, and there are judicial precedents (although not binding with respect to future judicial decisions) indicating that contracts of this type may not be abrogated by future legislative changes or agreements of the Advisory Council of the Central Bank. Holders of shares of our common stock, except for shares of our common stock withdrawn from the ADS facility or received in the manner described above, are not entitled to the benefits of the contract, may not have access to the Formal Exchange Market, and may have restrictions on their ability to repatriate investments in shares of our common stock and earnings therefrom.

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

The ADSs are listed and traded on the NYSE. The common stock is listed and traded on the Santiago Stock Exchange, the Chile Electronic Stock Exchange and the Valparaiso Stock Exchange, which we refer to collectively as the Chilean Stock Exchanges, although the trading market for the common stock is small by international standards. As of December 31, 2004, we had 188,446,126,794 shares of common stock outstanding. The Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. According to Article 14 of the Ley de Mercado de Valores, Ley No. 18,045, or the Chilean Securities Market Law, the Superintendencia de Valores y Seguros, or the Superintendency of Securities and Insurance, may suspend the offer, quotation or trading of shares of any company listed on one or more Chilean Stock Exchanges for up to 30 days if, in its opinion, such suspension is necessary to protect investors or is justified for reasons of public interest. Such suspension may be extended for up to 120 days. If, at the expiration of the extension, the circumstances giving rise to the original suspension have not changed, the Superintendency of Securities and Insurance will then cancel the relevant listing in the registry of securities. In addition, the Santiago Stock Exchange may inquire as to any movement in the price of any securities in excess of 10 and suspend trading in such securities for a day if it deems necessary.

Although the common stock is traded on the Chilean Stock Exchanges, there can be no assurance that a liquid trading market for the common stock will continue. Approximately 16.06% of our outstanding common stock is held by the public (i.e., shareholders other than Banco Santander Central Hispano). A limited trading market in general and our concentrated ownership in particular may impair the ability of an ADS holder to sell in the Chilean market shares of common stock obtained upon withdrawal of such shares from the ADR facility in the amount and at the price and time such holder desires, and could increase the volatility of the price of the ADSs.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Overview

On August 1, 2002, we were formed by the merger of Santiago and Old Santander-Chile, both of which were subsidiaries of our controlling shareholder, Banco Santander Central Hispano. We are the largest bank in Chile in terms of total assets, total deposits, loans and shareholders’ equity. As of December 31, 2004, we had total assets of Ch$12,070,528 million (US$21,561 million), loans net of allowances outstanding of Ch$8,446,353 million (US$15,087 million), deposits of Ch$6,747,266 million (US$12,052 million) and shareholders’ equity of Ch$1,031,754 million (US$1,843 million). As of December 31, 2004, we employed 7,380 people and had the largest private branch network in Chile with 315 branches. Our headquarters are located in Santiago and we operate in every major regional sector in Chile.

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

B. Organizational Structure

The following table sets forth our significant subsidiaries as of December 31, 2004 and 2003, including the principal activity, ownership interest and, if different, percentage of voting power held by us. All of our significant subsidiaries are incorporated in Chile.

	Percentage Owned
	2003			2004
	Direct	Indirect	Total	Direct	Indirect	Total
	%	%	%	%	%	%
Subsidiary
Santiago Leasing S.A.	99.50	—	99.50	99.50	—	99.50
Santiago Corredores de Bolsa Ltda.	99.19	0.81	100.00	99.19	0.81	100.00
Santander Santiago S.A. Administradora General de Fondos	99.96	0.04	100.00	99.96	0.04	100.00
Santander S.A. Agente de Valores	99.03	—	99.03	99.03	—	99.03
Santander Santiago S.A. Sociedad Securitizadora	99.64	—	99.64	99.64	—	99.64
Santander Santiago Corredora de Seguros Ltda.	99.99	—	99.99	99.99	—	99.99

The following chart shows Banco Santander Central Hispano’s ownership structure of us as of December 31, 2004.

Management Team

The chart below sets forth the names and areas of responsibility of our senior commercial managers.

Commercial Structure

The chart below sets forth the names and areas of responsibilities of our operating managers.

Operating Structure

*	Employees of other companies owned by Santander Central Hispano in Chile.

Sale of Santiago Express Division

In the fourth quarter of 2003, the Bank and Almacenes Paris, the third largest retailer in Chile, announced a sale to strengthen commercial synergies between both entities and offer exclusive benefits to their clients. This sale was completed in the fourth quarter of 2004 and in December 2004 Santander-Chile transfered to Empresas Paris part of the financial assets and branch network of Santander-Chile’s Santiago Express division, along with this division’s personnel, which became Banco Paris. In the fourth quarter of 2004 the Bank transferred Ch$114,166 million (US$204 million) in assets to Empresas París and generated a profit of Ch$21,824 million (US$39.0 million) from this transaction recorded in non-operating income. As a result of the sale of the Santiago Express the Bank had to recognize Ch$3,944 million in deferred sales force expenses that had already been incurred on a cash basis.

Capital Expenditures

The following table reflects capital expenditures in each of the three years ended December 31, 2002, 2003 and 2004.

	Years ended December 31,
	2002	2003	2004
	(in millions of constant Ch$ of December 31, 2004)
Land and Buildings	1,968	7,064	3,509
Machinery and Equipment	5,026	6,482	9,105
Furniture and Fixtures	1,578	1,084	2,612
Vehicles	808	422	421
Other	6,817	2,042	3,266
Total	16,196	17,094	18,913

C. Business Overview

Our internal organization is structured on the basis of the client segments we serve. We provide a full range of financial services to corporate and individual customers through two major business units: Retail Banking and Wholesale Banking.

Retail Banking

This segment includes lending carried out through our branch network primarily to individuals, medium and small companies and micro-businesses. Retail Banking offers customers a range of products, including consumer loans, credit cards, auto loans, commercial loans, foreign trade financing and residential mortgage loans. As of December 31, 2004, retail banking represented 60.3% of our total loans outstanding. As of the same date, we had 315 total branches, 71 of which operated under the Banefe brand name. The remaining 244 branches are operated under the Santander Santiago brand name.

We divide clients in this segment into the following sub-segments:

•	Middle- and upper-income, consisting of individuals with a monthly income of Ch$500,000 (US$893) and above. This segment accounts for 34.6% of our loans as of December 31, 2004.

•	Lower-middle to middle-income, consisting of individuals with monthly income between Ch$150,000 (US$268) and Ch$500,000 (US$893), which are served through our Banefe division. This segment accounts for 4.6% of our loans as of December 31, 2004.

•	Small businesses, consisting of small companies with annual sales between Ch$96 million (US$171 thousand) and Ch$800 million (US$1.4 million). As of December 31, 2004, small companies represented approximately 13.0% of our total loans outstanding.

•	Middle-market companies, consisting of companies with annual sales between Ch$800 million (US$1.4 million) and Ch$3.5 billion (US$6.3 million). As of December 31, 2004, medium-sized companies represented 8.1% of our total loans outstanding.

Wholesale Banking

Customers in this segment include medium-sized real estate companies and large domestic and multinational companies. The Wholesale Banking business includes commercial lending, leasing, factoring, infrastructure construction financing, trade financing and financial advisory, payment and cash management services. We also provide a diversified range of treasury and risk management products to these customers. In addition, we finance real estate construction and significant infrastructure projects. Customers of this group have annual sales in excess of Ch$3.5 billion (US$6.3 million) (Ch$800 million (US$1.4 million) in the case of real estate developers) and represented 37.9% of our total loans outstanding as of December 31, 2004.

We divide clients in this segment into the following sub-segments:

•	Multinationals, consisting of companies with annual sales in excess of Ch$12.5 billion (US$22.3 million). As of December 31, 2004, these clients represented 22.0% of our total loans outstanding.

•	Large corporations, consisting of companies with annual sales in excess of Ch$3.5 billion (US$6.3 million). As of December 31, 2004, these clients represented 10.7% of our total loans outstanding.

•	Real estate, consisting mainly of companies in the real estate sector with annual sales in excess of Ch$800 million (US$1.4 million). As of December 31, 2004, these clients represented 5.2% of our total loans outstanding.

The table below sets forth our lines of business and certain statistical information relating to each of them for the year ended December 31, 2004.

	For the year ended December 31, 2004
Segment	Net Interest Revenue (1)	Fees & Income from Services	Net Loan Loss Allowances(2)	Net Client Contribution (3)
	(millions of constant Ch$ as of December 31, 2004, except for percentages)
Retail Banking(1)	333,023	80,043	(78,847)	334,219

	For the year ended December 31, 2004
Segment	Net Interest Revenue (1)	Fees & Income from Services	Net Loan Loss Allowances(2)	Net Client Contribution (3)
	(millions of constant Ch$ as of December 31, 2004, except for percentages)
Wholesale Banking	50,756	12,596	3,957	67,309
Others(4)	92,194	28,972	(5,864)	115,302

Total	475,973	121,611	(80,754)	516,830

(1)	Includes net interest revenue and foreign exchange transactions, net.
(2)	Includes allowances for loan losses, charge-offs and loan loss recoveries.
(3)	Equal to net interest revenue plus fee income minus allowances for loan losses.
(4)	Includes contribution of Bank subsidiaries and other non-segmented items.

Operations through Subsidiaries

The General Banking Law once restricted the ability of banks to provide non-banking financial services. Beginning in 1986, these restrictions were somewhat eased, allowing banks to provide services deemed to be complementary to the commercial banking business, provided that the services are offered through subsidiaries.

The new General Banking Law, as amended on November 4, 1997, extended the scope of permissible activities to permit us to provide directly the leasing and financial advisory services we could formerly offer only through our subsidiaries, to offer investment advisory services outside of Chile and to undertake activities we could not formerly offer directly or through subsidiaries, such as factoring, securitization, foreign investment funds, custody and transport of securities and insurance brokerage services.

For the year ended December 31, 2004, our subsidiaries collectively accounted for approximately 17.5% of our consolidated net income. The assets and operating income of these subsidiaries as of and for the year ended December 31, 2004 represented 6.2% and 11.3% of our total assets and operating income, respectively.

	Percentage Owned
	2003			2004
	Direct	Indirect	Total	Direct	Indirect	Total
	%	%	%	%	%	%
Subsidiary
Santiago Leasing S.A.	99.50	—	99.50	99.50	—	99.50
Santiago Corredores de Bolsa Ltda.	99.19	0.81	100.00	99.19	0.81	100.00
Santander Santiago S.A. Administradora General de Fondos	99.96	0.04	100.00	99.96	0.04	100.00
Santander S.A. Agente de Valores	99.03	—	99.03	99.03	—	99.03
Santander Santiago S.A. Sociedad Securitizadora	99.64	—	99.64	99.64	—	99.64
Santander Santiago Corredora de Seguros Santander Ltda.	99.99	—	99.99	99.99	—	99.99

Competition

Overview

The Chilean financial services market consists of a variety of largely distinct sectors. The most important sector, commercial banking, includes a number of privately-owned banks and one public sector bank, Banco del Estado (which operates within the same legal and regulatory framework as the private sector banks). The private sector banks include local banks and a number of foreign-owned banks which are operating in Chile but controlled by a foreign entity. The Chilean banking system is comprised of 26 private sector banks and one public sector bank. Three private sector banks along with the state-owned bank together accounted for 65.3% of all outstanding loans by Chilean financial institutions as of December 31, 2004.

The Chilean banking system has experienced increased competition in recent years largely due to consolidation in the industry and new legislation. For example, the merger of Banco de Chile with Banco de A. Edwards, effective January 2, 2002, resulted in the creation at that moment of the largest bank in Chile. As of December 31, 2004 Banco de Chile had a market share in total loans of 17.6%. Shortly after that merger was effective, Santander Central Hispano announced the merger of the two banks it owned in Chile, Banco Santander-Chile and Banco Santiago, creating the largest bank in Chile. We also face competition from non-bank and non-finance competitors (principally department stores) with respect to some of our credit products, such as credit cards, consumer loans and insurance brokerage. In addition, we face competition from non-bank finance competitors, such as leasing, factoring and automobile finance companies, with respect to credit products, and mutual funds, pension funds and insurance companies, with respect to savings products. Currently, banks continue to be the main suppliers of leasing, factoring and mutual funds, and the insurance sales business has seen rapid growth.

Under the General Banking Law, a bank must have a minimum of UF800,000 (Ch$13,856 million or approximately US$24.7 million) in paid-in capital and reserves. However, following the approval of the Capital Markets Reform Bill, a bank may begin its operations with 50.0% of such amount, provided that it has a total capital ratio (effective capital to risk weighted assets) of not less than 12.0%. When the paid-in capital reaches UF600,000 (approximately Ch$10,390 million or approximately US$18.6 million) the required total capital ratio will be reduced to 10.0% of its risk weighted assets.

As shown in the following table, as a result of the merger we are the market leader in practically every aspect of the banking industry in Chile:

	Market Share at December 31, 2004	Rank as of December 31, 2004
Commercial loans	20.3%	1
Consumer loans	24.8	1
Mortgage loans (residential and general purpose)	22.8	1
Residential mortgage loans	23.5	2
Foreign trade loans (loans for export, import and contingent)	24.8	1
Total loans	22.7	1
Deposits	20.9	1
Mutual funds (assets managed)	20.6	2
Credit card accounts	28.7	1
Branches (1)	19.3	2
ATM locations	29.7	1

Source: Superintendency of Banks (unconsolidated data).

(1)	Excluding special-service payment centers.

The following tables set out certain statistics comparing our market position to that of our peer group, defined as the five largest banks in Chile in terms of shareholders’ equity as of December 31, 2004.

Loans

As of December 31, 2004, our loan portfolio was the largest among Chilean banks. Our unconsolidated portfolio represented 22.7% of the market for loans in the Chilean financial system as of such date. The following table sets forth the market shares in terms of loans for us and our peer group as of December 31, 2004:

	As of December 31, 2004
Loans(1)	Ch$ million	In thousand of US$	Market Share
Santander-Chile	8,600,111	15,362,004	22.7%
Banco de Chile	6,672,342	11,918,514	17.6
Banco del Estado	5,040,241	9,003,163	13.3
Banco de Crédito e Inversiones	4,396,208	7,852,756	11.6
BBVA, Chile	2,928,845	5,231,668	7.7

Total	27,637,747	49,368,105	73.1

Source: Superintendency of Banks (unconsolidated data).

(1)	Because of the method of classification of assets used by the Superintendency of Banks, this information differs in minor respects from that used by us for accounting purposes and the amounts in this table may differ from the figures included in our financial statements and those of our predecessor banks.

Deposits

In unconsolidated terms, our 20.9% of the market for deposits ranks us in first place among banks in Chile. The following table sets forth the market shares in terms of deposits for us and our peer group as of December 31, 2004:

	As of December 31, 2004
Deposits(1)	Ch$ million	In thousand of US$	Market Share
Santander-Chile	6,256,633	11,175,951	20.9%
Banco de Chile	4,913,252	8,776,329	16.4
Banco del Estado	4,506,748	8,050,208	15.0
Banco de Crédito e Inversiones	3,353,957	5,991,028	11.2
BBVA, Chile	2,516,613	4,495,316	8.4

Total	21,547,203	38,488,832	71.9

Source: Superintendency of Banks (unconsolidated basis).

(1)	Because of the method of classification of assets used by the Superintendency of Banks, this information differs in minor respects from that used by us for accounting purposes and the amounts in this table may differ from the figures included in our financial statements and those of our predecessor banks.

Shareholders’ equity

With Ch$1,031,754 million (US$1,843 million) in shareholders’ equity, as of December 31, 2004, we were the largest commercial bank in Chile in terms of shareholders’ equity. The following table sets forth the level of shareholders’ equity for us and our peer group as of December 31, 2004:

	As of December 31, 2004
Equity(1)	Ch$ millions	In thousands of US$	%(1)
Santander-Chile(1)	1,031,754	1,842,977	22.3%
Banco de Chile	674,533	1,204,888	14.5
Banco del Estado	412,493	736,818	8.9
Banco de Crédito e Inversiones	425,886	760,742	9.2
BBVA, Chile	266,741	476,467	5.8

Total	2,811,407	5,021,892	60.7

Source: Superintendency of Banks.

(1)	Percentage of total shareholders’ equity of financial system.

Efficiency

As of December 31, 2004, on an unconsolidated basis we were the most efficient bank in our peer group. The following table sets forth the efficiency ratio (defined as operating expenses divided by operating income) for us and our peer group as of December 31, 2004:

Efficiency ratio	As of December 31, 2004
%
Santander-Chile	47.7%
Banco de Chile	51.2
Banco del Estado	64.5
Banco de Crédito e Inversiones	53.1
BBVA, Chile	68.1
Chilean Financial System	53.5

Source: Superintendency of Banks (unconsolidated data).

Return on capital

As of December 31, 2004, we were the third most profitable bank in our peer group and the most capitalized as measured by the BIS ratio. The following table sets forth the annualized return on capital (as defined by the Superintendency of Banks) and BIS ratio for us and our peer group as of December 31, 2004:

	Return on capital as of December 31, 2004	BIS Ratio as of December 31, 2004
		%
Santander-Chile	23.9%	14.9%
Banco de Chile	29.2%	11.7
Banco del Estado	12.1%	10.1
Banco de Crédito e Inversiones	26.3%	10.1
BBVA, Chile	5.7%	11.4
Chilean Financial System	16.7%	13.2

Source: Superintendency of Banks (unconsolidated data).

Asset Quality

As of December 31, 2004, on an unconsolidated basis, we had the third best loan loss allowance to total loans ratio in our peer group. The following table sets forth the ratio of loan loss allowance to total loans ratio as defined by the Superintendency of Banks.

Dec-04	As of December 31, 2004 Loan Loss allowances/total loans
Santander-Chile	1.96
Banco de Chile	2.23
Banco del Estado	1.76
Banco de Crédito e Inversiones	1.70
BBVA, Chile	2.04

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

Deposit Insurance

In Chile, the State guarantees up to 100% of demand deposits and time deposits with a maturity of 10 days or less and 90.0% of the principal amount of certain time and demand deposits held by natural persons. The State guarantee covers those obligations with a maximum value of UF108 per person (Ch$1,870,241 or U.S.$3,341 as of December 31, 2004) per calendar year in the entire financial system.

Reserve Requirements

Deposits are subject to a reserve requirement, of 9.0% for peso and foreign currency denominated demand deposits and 3.6% for UF, peso and foreign currency denominated time deposits (with terms of less than one year). Banks are authorized to deduct daily from their foreign currency denominated liabilities, subject to the reserve requirement, the balance in foreign currency of certain loans and financial investments held outside of Chile. The deductions should be done as follows:

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

Minimum Capital

Under the General Banking Law, a bank must have a minimum paid-in capital and reserves of UF800,000 (Ch$13,854 million or U.S.$24.7 million as of December 31, 2004). However, a bank may begin its operations with 50.0% of such amount, provided that it has a total capital ratio (defined as effective equity as a percentage of risk weighted assets) of not less than 12.0%. When such a bank’s paid-in capital reaches UF600,000 (Ch$10,390 million or U.S.$18.6 million as of December 31, 2004) the total capital ratio required is reduced to 10.0%.

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

Banks should also have Capital basico, or Net Capital Base, of at least 3.0% of its total assets, net of allowances. Net Capital Base, is defined as a bank’s paid-in capital and reserves and is similar to Tier 1 capital except that it does not include net income for the period. An amendment to the General Banking Law, enacted on November 7, 2001, eliminated the exclusion of the investment in subsidiaries and foreign branches from the calculation of Net Capital Base.

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

Under the new classifications effective January 1, 2004, loans are divided into: (i) consumer loans (including loans granted to individuals for the purpose of financing the acquisition of consumer goods or payment of services); (ii) residential mortgage loans (including loans granted to individuals for the acquisition, construction or repair of residential real estate, in which the value of the property covers at least 100% of the amount of the loan); (iii) leasing operations (including consumer leasing, commercial leasing and residential leasing); (iv) factoring operations and (v) commercial loans (includes all loans other than consumer loans and residential mortgage loans).

In accordance with the new regulations, which became effective as of January 1, 2004, the models and methods used to classify our loan portfolio must follow the following guiding principles, which have been established by the Superintendency of Banks.

Models based on the individual analysis of borrowers

•	Must assign a risk category level to each borrower and its respective loans.

•	Must consider the following risk factors within the analysis: industry or sector of the borrower, owners or managers of the borrower, their financial situation, their payment capacity and payment behavior.

•	Must assign one of the following risk categories to each loan and borrower upon finishing the analysis:

•	Classifications A1, A2 and A3 correspond to borrowers with no apparent credit risk.

•	Classification B corresponds to borrowers with some credit risk but no apparent deterioration of payment capacity.

•	Classifications C1, C2, C3, C4, D1 and D2 correspond to borrowers whose loans have deteriorated.

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

E. Property, Plants and Equipment

We are domiciled in Chile and own our principal executive offices located at Bandera 140, Santiago, Chile. We also own twenty other buildings in the vicinity of our headquarters and we rent four other buildings. At June 2005, we owned the locations at which 54.4% of our branches were located. The remaining branches operate at rented locations.

Main properties as of June 2004	Number
Central Offices
Own	16
Rented	4
Total	20

Branches (1)
Own	168
Rented	141
Total	309

Other property (2)
Own	69
Rented	2
Total	71

(1)	Some branches are located inside central office buildings. Including these branches the total amount of branches is 315.
(2)	Consists mainly of parking lots and spaces

Below is a summary of the main computer hardware and other systems-equipment that we own. We believe that our existing physical facilities are adequate for our needs.

Category	Brand	Application
Mainframe	IBM	Back-end, Core-System Altamira.
Midrange	IBM	Communications (front-end)
Midrange	Stratus SUN/Unix SUN/UNIX	Tellers Credit cards Treasury, MIS, Work Flow
Midrange	IBM	WEB
Desktop	IBM	Platform applications
Call Center	Avaya Genesys Nice Periphonics	Telephone system Integration Voice/data Voice recorder IVR

The main software systems used by us are:

Category	Product	Origin
Core-System	ALTAMIRA	Accenture
Credit admissions for individuals and companies	GARRA	Internal
Payment services	PAMPA	Internal
Loans data base	DEUDORES	Internal
Behavioral Scoring	EVALUACIÓN Y SEGUIMIENTO CLIENTES	Internal
Data base	DB2	IBM
Data base	Oracle	Oracle
Data base	SQL Server	Microsoft
WEB Service	Internet Information Server	Microsoft
Message Service	MQSeries	IBM
Transformation	MQIntegrator	IBM

Item 5. Operating and Financial Review and Prospects

A. Critical Accounting Policies

We prepare our financial statements in accordance with Chilean GAAP, which requires management to make estimates and assumptions in the application of some of them because they are related to matters that are inherently uncertain. We believe that the following are the more critical judgment areas or involve a higher degree of complexity in the application of the accounting policies that currently affect our financial condition and results of operations:

a) Interest revenue and expense recognition;

b) Foreign currency and derivative activities;

c) Financial investments;

d) Premises and equipment; and

e) Allowance for loan losses.

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

The Bank suspends the accrual of interest and principal indexation adjustments on loans beginning on the first day that such loans are overdue. Accrued interest remains on the Bank’s books and is considered a part of the loan balance when determining the allowances for loan losses. Payments received on overdue loans are recognized as income, after reducing the balance of accrued interest, if applicable. For more details, refer to page 66 and 67.

Foreign currency and derivative activities

The Bank enters into forward foreign exchange contracts and spot exchange contracts for its own accounts and the accounts of its customers. The Bank’s forward contracts are valued monthly using the observed rates reported by the Central Bank of Chile at the balance sheet date. The initial premium or discount on these contracts is deferred and included in determining net income over the life of the contract. The Bank’s interest rate and cross-currency swap agreements are treated as off-balance-sheet financial instruments and the net interest effect, which corresponds to the difference between interest income and interest expense arising from such agreements, is recorded in net income in the period that such differences originate.

In addition, the Bank makes loans and accepts deposits in amounts denominated in foreign currencies, principally the U.S. dollar. Such assets and liabilities are translated at the applicable rate of exchange at the balance sheet date.

The amount of net gains and losses on foreign exchange includes the recognition of the effects that variations in the exchange rates have on assets and liabilities denominated in foreign currencies and the gains or losses on foreign exchange spot and forward transactions undertaken by the Bank. For more details, refer to page 67 and 68.

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

All other financial investments are carried at acquisition cost plus accrued interest and UF indexation adjustments, as applicable. This considers mainly those with maturities of less than one year (27.8% of total financial investments) most of which were liquid government securities or deposits in other Chilean banks. See discussion of Financial Investments in Item 5-Sources of Liquidity-Financial Investments.

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

Goodwill and indefinite-lived assets are no longer amortized over their estimated useful lives using straight-line and accelerated methods, and are subject to at least an annual impairment review. The initial goodwill and intangibles recorded and subsequent impairment analysis requires management to make subjective judgments concerning estimates of how the acquired asset will perform in the future using a discounted cash flow analysis. Additionally, estimated cash flows may extend beyond ten years and, by their nature, are difficult to determine. Events and factors that may significantly affect the estimates include, among others, competitive forces, customer behavior and attrition, changes in revenue growth trends, cost structures and technology and changes in interest rates and specific industry or market sector conditions. For a further discussion of accounting practices for goodwill and intangible assets with indefinite useful lives under U.S. GAAP, see Note 27 to our Audited Consolidated Financial Statements.

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

Note 27 to the Consolidated Financial Statements presents a description of the significant differences between Chilean GAAP and U.S. GAAP.

B. Operating Results

Chilean Economy

All of our operations and substantially all of our customers are located in Chile. Accordingly, our financial condition and results of operations are substantially dependent upon economic conditions prevailing in Chile. The Chilean economy experienced an increase in economic activity in 2004 following the positive economic figures reached in 2003. In 2004 Chile’s GDP grew 6.1% compared to 3.3% in 2003 and 2.2% in 2002. The strength of the emerging Asian economies and the stable economic environment in the rest of the developed world benefited Chile’s economy in 2004, despite the rise in international oil prices. In 2004 the price of Chile’s main exports surged, boosting economic growth. Exports in 2004 increased 48.8% to US$32 billion. The average prices of copper, paper cellulose and fish meal increased by 61.1%, 14.4% and 7.3%, respectively, in 2004. The signing of free trade agreements with the U.S. and European Community and the strength of the Chinese economy also fueled export growth. This positive external scenario also led to a strong rebound of internal consumer and investor confidence, which was another factor that led to better indicators. In 2004 total personal consumption increased 5.6% compared to 4.1% in 2003 and 2.4% in 2002. At the same time, internal investment increased 12.7% in 2004 compared to 5.7% in 2003 and 1.5% in 2002.

The Chilean economy also benefited from low interest rates and from low inflation, but this trend began to reverse in the second half of 2004. CPI inflation remained low at 2.4%, but above the 1.1% registered in 2003. As a result of this improved economic outlook and upward trending inflation, the Central Bank commenced tightening monetary policy. The overnight interbank rate set by the Central Bank was reduced to a historical low of 1.75% per annum in nominal terms in January 2004, but by year-end 2004 this rate had reached 2.25%. As of April 2005 the reference rate set by the Central Bank continued to increase, reaching 3.0%.

Despite these developments at the macroeconomic level, we believe there still exists the potential for a reduction in economic activity in Chile given the volatility of international markets and the potential for reduction in world economic growth.

Impact of Inflation

Inflation impacts the Bank’s results of operations. Usually, positive inflation benefits the Bank’s net income, with higher inflation resulting in higher gains. Negative inflation negatively affects the Bank’s results. In summary:

•	The Bank’s asset and liabilities are denominated in Chilean nominal pesos, Unidades de Fomento (“UF”), which are inflation indexed pesos, and foreign currencies. The Bank generally has generally more UF-denominated financial assets than UF-denominated financial liabilities. This means that the Bank is funding assets denominated in Unidades de Fomento with nominal pesos. Therefore, when inflation is positive this results in a gain for the Bank’s net interest income.

•	We maintain a substantial amount of non interest bearing peso-denominated demand deposits. Because such deposits are not sensitive to inflation, any decline in the rate of inflation adversely affects our net interest margin on assets funded with such deposits and any increase in the rate of inflation increases the net interest margin on such assets.

•	This positive effect of inflation on net income is partially offset by the loss from price level restatement. Chilean GAAP requires that financial statements be restated to reflect the full effects of loss in the purchasing power of the Chilean peso on the financial position and results of operations of reporting entities. The Bank must adjust its capital, fixed assets and other assets for the variations in price levels. Since the Bank’s capital is generally larger than the sum of fixed and other assets, when inflation is positive the Bank records a loss from price level restatement.

In 2004, the interest gained on interest earning assets denominated in Unidades de Fomento increased 7.3%, in part, as a result of the increase in inflation which incremented the nominal rate paid on these assets. The same is true of interest paid on interest bearing liabilities denominated in Unidades de Fomento. The interest paid on these liabilities increased 5.1%, in part as a result of the rise in inflation in 2004 versus 2003. The higher inflation rate also resulted in a higher loss from price level restatement. The net effect in monetary terms is unclear since variation in real interest rates and balances also affect result, but an approximation is as follows:

Inflation sensitive income	2003	2004	% Change
	(In million of constant Chilean pesos December 31, 2004)
Interest gained on UF assets	355,340	381,230	7.3%
Interest paid on UF liabilities	(190,805)	(200,520)	5.1%
Price level restatement	(7,893)	(11,983)	51.8%

Total	156,642	168,727	7.7%

Although Chilean inflation has moderated in recent years, Chile has experienced high levels of inflation in the past. High levels of inflation in Chile could adversely affect the Chilean economy and have an adverse effect on our business, financial condition and results of operations. In 2004, inflation reached 2.4% compared to 1.1% in 2003, mainly as a result of the recovery in internal demand and consumption and the rise in international oil prices. There can be no assurance that Chilean inflation will not change significantly from the current level. Although we currently benefit from moderate levels of inflation in Chile due to the current structure of our assets and liabilities (i.e., we have a significant amount of deposits that are not indexed to the inflation rate and/or do not accrue interest, while a significant portion of our loans are indexed to the inflation rate), there can be no assurance that our business, financial condition and result of operations in the future will not be adversely affected by changing levels of inflation.

UF-denominated Assets and Liabilities. The “Unidad de Fomento” (UF) is revalued in monthly cycles. On every day in the period beginning the tenth day of the current month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect each day a proportional amount of the prior calendar month’s change in the CPI. One UF was equal to Ch$16,744.12, Ch$16,920.00 and Ch$17,317.05 at December 31, 2002, 2003 and 2004, respectively. The effect of any changes in the nominal peso value of our UF-denominated assets and liabilities is reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest revenue and expense, respectively. Our net interest revenue will be positively affected by an inflationary environment to the extent that our average UF-denominated assets exceed our average UF-denominated liabilities. Our net interest revenue will be negatively affected by inflation in any period in which our average UF-denominated liabilities exceed our average UF-denominated assets. Our average UF-denominated assets exceeded our average UF-denominated liabilities by Ch$1,035,806 million, Ch$1,176,903 million and Ch$1,214,637 million during the years-ended December 31, 2002, 2003 and December 31, 2004, respectively. See “Item 5D: Asset and Liability Management—Selected Statistical Information—Average Balance Sheets and Interest Rate Data.”

Peso-denominated Assets and Liabilities. Rates of interest prevailing in Chile during any period reflect in significant part the rate of inflation during the period and expectations of future inflation. The responsiveness to such prevailing rates of our peso-denominated interest earning assets and interest bearing liabilities varies. See “Item 5B: Operating Results—Interest Rates.” We maintain a substantial amount of non interest bearing peso-denominated demand deposits. The ratio of such demand deposits to average interest earning assets was 15.2%, 16.4% and 16.6% as of December 31, 2002, 2003 and 2004, respectively. Because such deposits are not sensitive to inflation or changes in the market interest rate environment, any decline in market rates of interest or the rate of inflation adversely affects our net interest margin on assets funded with such deposits and any increase in the rate of inflation increases the net interest margin on such assets.

Interest Rates

Interest rates earned and paid on our assets and liabilities reflect, to a certain degree, inflation, expectations regarding inflation, shifts in short-term interest rates set by the Central Bank and movements in long-term real rates. The Central Bank manages short-term interest rates based on its objectives of balancing low inflation and economic growth. Because our liabilities generally reprice faster than our assets, changes in the rate of inflation or short-term rates in the economy are reflected in the rates of interest paid by us on our liabilities before such changes are reflected in the rates of interest earned by us on our assets. Therefore, when short-term interest rates fall, our net interest margin is positively impacted, but when short-term rates increase, our interest margin is negatively affected. At the same time, our net interest margin tends to be adversely affected in the short term by a decrease in inflation since generally our UF-denominated assets exceeds UF-denominated liabilities. See “Item 5B: Operating Results—Impact of Inflation—Peso denominated Assets and Liabilities.” An increase in long-term rates also has a positive effect on our net interest margin, because our interest-earning assets generally have a longer duration than our interest-bearing liabilities. In addition, because our peso-denominated liabilities have relatively short repricing periods, they are generally more responsive to changes in inflation or short-term rates than our UF-denominated liabilities. As a result, during periods when current inflation or expected inflation exceeds the previous month’s inflation, customers often switch funds from UF-denominated deposits to more expensive peso-denominated deposits, thereby adversely affecting our net interest margin.

Foreign Exchange Fluctuations

A significant portion of our assets and liabilities is denominated in foreign currencies, principally the U.S. dollar, and we historically have maintained and may continue to maintain material gaps between the balances of such assets and liabilities. Because such assets and liabilities, as well as interest earned or paid on such assets and liabilities, and gains (losses) realized upon the sale of such assets, are translated to Chilean pesos in preparing our financial statements, our reported income is affected by changes in the value of the Chilean peso with respect to foreign currencies (principally the U.S. dollar). The Chilean government’s economic policies and any future changes in the value of the Chilean peso against the U.S. dollar could adversely affect our financial condition and results of operations. The Chilean peso has been subject to significant devaluation in the past, including a decrease of 14.7% in 2001 and 8.6% in 2002, and may be subject to significant fluctuations in the future. In 2004 and 2003 the Chilean peso appreciated 6.6% and 15.9% against the dollar respectively. See “Item 3A: Selected Financial Data—Exchange Rates.”

Our results of operations may be affected by fluctuations in the exchange rates between the Chilean peso and the U.S. dollar, despite our policy and Chilean regulations relating to the general avoidance of material exchange rate mismatches. Entering into forward exchange transactions enables us to avoid such material exchange rate mismatches. Santander-Chile also sets an absolute limit on the size of Santander-Chile’s net foreign currency position. As of December 31, 2004, this was equal to US$200 million. This limit is a useful measure in limiting Santander-Chile’s exposure to foreign exchange risk. The limit on the size of the net foreign currency position is determined by the Assets and Liabilities Committee (“ALCO”) and is calculated and monitored by the Market Risk and Control Department. The Bank also uses a VaR model to limit foreign currency risk. In the years ended December 31, 2002, 2003 and 2004, the gap between foreign currency denominated assets and foreign currency denominated liabilities, including forward contracts was Ch$11,790 million, Ch$60,249 million and Ch$(34,518) million, respectively. Given the restriction on foreign currency mismatches, the net effect on results of fluctuations in the exchange rate between Chilean pesos and U.S. dollars is not clear.

Results of Operations for the Years Ended December 31, 2002, 2003 and 2004

The following discussion is based upon and should be read in conjunction with the Audited Consolidated Financial Statements. The Audited Consolidated Financial Statements have been prepared in accordance with Chilean GAAP (including the rules of the Superintendency of Banks relating thereto), which differ in certain significant respects from U.S. GAAP. Note 27 to the Audited Consolidated Financial Statements describes the principal differences between Chilean GAAP and U.S. GAAP and includes a reconciliation to U.S. GAAP of our net income for the years ended December 31, 2002, 2003 and 2004 and of our shareholders’ equity at December 31, 2003 and 2004. The Audited Consolidated Financial Statements have been restated in constant Chilean pesos of December 31, 2004. See Note 1(c) to the Audited Consolidated Financial Statements.

Introduction

The following table sets forth the principal components of our net income for the years ended December 31, 2002, 2003 and 2004.

	For the year-ended December 31,				% Change
	2002	2003	2004	2004	2002/2003	2003/2004
	(in millions of constant Ch$ as of December 31, 2004)			(in thousands of US$)(1)
CONSOLIDATED INCOME STATEMENT DATA
Chilean GAAP:
Interest income and expense
Interest revenue	1,067,232	628,778	783,663	1,399,823	(41.1%)	24.6%
Interest expense	(529,832)	(318,586)	(315,328)	(563,257)	(39.9%)	(1.0%)

Net interest revenue	537,400	310,192	468,335	836,566	(42.3%)	51.0%

Provision for loan losses	(94,359)	(103,853)	(128,734)	(229,952)	10.1%	24.0%

Fees and income from services
Fees and other services income	129,031	140,408	148,350	264,991	8.8%	5.7%
Other services expense	(23,359)	(25,795)	(26,739)	(47,762)	10.4%	3.7%

Total fees and income from services, net	105,672	114,613	121,611	217,229	8.5%	6.1%

Other operating income, net
Net gain (loss) from trading and brokerage	30,697	28,135	36,617	65,407	(8.3%)	30.1%
Foreign exchange transactions, net	(26,217)	155,726	7,638	13,643	(694.0%)	(95.1%)
Others, net	(18,777)	(20,405)	(24,418)	(43,617)	8.7%	19.7%

Total other operating income, net	(14,297)	163,456	19,837	35,433	(1,243.3%)	(87.9%)

Other income and expenses
Recovery of loans previously written off	26,003	34,762	47,980	85,705	33.7%	38.0%
Non-operating income, net	(59,333)	512	(4,412)	(7,881)	(100.9%)	(961.0%)
Income attributable to investments in other companies	457	1,710	537	961	274.2%	(68.6%)
Losses attributable to minority interest	(189)	(164)	(183)	(326)	(13.0%)	11.6%

Total other income and expenses	(33,062)	36,820	43,922	78,457	(211.4%)	19.3%

Operating expenses
Personnel salaries and expenses	(152,615)	(129,293)	(133,009)	(237,588)	(15.3%)	2.9%
Administrative and other expenses	(103,417)	(86,014)	(96,543)	(172,451)	(16.8%)	12.2%
Depreciation and amortization	(40,713)	(41,158)	(38,725)	(69,173)	1.1%	(5.9%)

Total operating expenses	(296,745)	(256,465)	(268,277)	(479,212)	(13.6%)	4.6%

Loss from price-level restatement	(13,474)	(7,893)	(11,983)	(21,404)	(41.4%)	51.8%

Income before income taxes	191,135	256,870	244,711	437,117	34.4%	(4.7%)
Income taxes	(28,382)	(44,762)	(45,916)	(82,018)	57.7%	2.6%

Net income	162,753	212,108	198,795	355,099	30.3%	(6.3%)

(1)	Amounts stated in US dollars as of and for the year ended December 31, 2004 have been translated from Chilean pesos at the exchange rate of Ch$559.83 = US$1.00 as of December 31, 2004. See “Item 3A: Selected Financial Data—Exchange Rates” for more information on the observed exchange rate.

2003 and 2004. Net income for the year-ended December 31, 2004 decreased 6.3% to Ch$198,795 million compared to net income of Ch$212,108 million for the same period in 2003. This decrease was principally attributable to the 24.0% increase in provisions for loan losses, which reached Ch$128,734 million in 2004. This rise was mainly due to the reversal of Ch$11,959 million of voluntary loan loss reserves in 2003 and a 16.3% increase in charge-offs in 2004 compared to 2003. The rise in charge-offs was mainly due to the growth of the consumer loan portfolio and the implementation at the beginning of this year of a new loan classification system mandated by the Superintendency of Banks. Net income was also adversely affected by a Ch$8,220 million increase in charge-offs of foreclosed property and a Ch$11,872 million increase in provisions for contingencies, both of which are recorded under “non-operating income, net.” This was offset by a Ch$21,824 million gain from the sale of our Santiago Express division to Empresas París. Net income was also positively affected by an Ch$8,482 million increase in the net gains from trading and investment activities, which reflected increases in the market value of our debt securities portfolios resulting from the continuing decline in interest rates. Net income in the 2004 period also benefited from a Ch$13,218 million increase in recoveries of loans previously written off, which was mainly due to an increased stock of written-off loans and improved economic conditions in Chile. Net interest revenues, net of related hedging transactions recorded under “Foreign Exchange transactions, net,” increased 2.2% in 2004 compared to 2003. Our net interest margin for 2004, net of such hedging transactions, remained flat at 4.5% in 2004 compared to the 2003 period. Fee income increased 6.1% in the same period.

2002 and 2003. Net income for the twelve month period ended December 31, 2003 increased 30.3% compared to net income for the same period in 2002. The increase in net income primarily reflects the Ch$53,209 million charge for merger integration expenses and harmonization of amortization criteria incurred during the second half of 2002 and recognized as a non-operating expense. Excluding the effect of merger-related charges, pre-tax income would have increased by 5.1% compared to pre-tax net income in 2002 primarily reflecting the 8.5% rise in fee income, the 13.6% decrease in operating expenses and the 33.7% rise in loan loss recoveries. This offset the decline in net interest income, the rise in provision expense and the higher effective tax rate in 2003 compared to the tax expense in 2002.

Net interest revenue

	Year Ended December 31,			% Change
	2002	2003	2004	2002/2003	2003/2004
	(in millions of constant Ch$ as of December 31, 2004, except percentages)
Interest revenue	1,067,232	628,778	783,663	(41.1%)	24.6%
Interest expense	(529,832)	(318,586)	(315,328)	(39.9%)	(1.0%)

Net interest revenue	537,400	310,192	468,335	(42.3%)	51.0%

Average interest earning assets	11,235,069	10,391,922	10,536,443	(7.5%)	1.4%
Average non-interest bearing demand deposits	1,706,603	1,708,097	1,753,616	0.1%	2.7%
Net interest margin(1)	4.8%	3.0%	4.4%
Adjusted net interest margin(2)	4.6%	4.5%	4.5%
Average shareholders’ equity and average demand deposits to total average earning assets	24.2%	25.7%	26.0%

(1)	Net interest margin is net interest revenue divided by average interest earning assets.
(2)	Adjusted net interest margin including results of forward contracts. Pursuant to Chilean GAAP, Santander-Chile cannot include as net interest revenue the results of forward contracts, which hedge foreign currencies. Under the rules of the Superintendency of Banks, these gains (or losses) cannot be considered interest revenue, but must be considered as gains (or losses) from foreign exchange transactions and, accordingly, recorded as a different item in the income statement. This distorts net interest revenue and foreign exchange transaction gains especially during periods when the exchange rate is highly volatile. For a reconciliation of this non-GAAP measure, see “Reconciliation of non-GAAP measures” below.

2003 and 2004. Our net interest revenue for the year-ended December 31, 2004 increased 51.0% from the same period in 2003, mainly reflecting an increase in our net interest margin from 3.0% to 4.4%, which was principally due to an increase in the yield of dollar-denominated and dollar-indexed interest-earning assets. In the year-ended December 31, 2004, the nominal rate earned on dollar assets reached 1.7%, compared to (4.1%) in the same period of 2003. In 2004, the exchange rate appreciated 6.6% compared to 15.9% in 2003. The gain or loss in book value of dollar indexed interest earning assets is recorded as interest income and therefore, an appreciation of the peso may result in a negative nominal or real rate earned over these assets. In 2003, the stated negative nominal rate resulted from the appreciation of the peso in that period that exceeded the stated interest rate on dollar-denominated or indexed interest-earning assets. In 2004, the appreciation of the peso was inferior to the stated interest rate resulting in a positive nominal rate in the period, resulting in a higher yield earned on dollar denominated and dollar indexed interest-earning assets. The gain or loss in book value of such assets due to exchange rate movements is recorded as interest income.

The benefit of this depreciation is largely eliminated if the results of our foreign exchange hedging transactions are considered. These transactions are entered into to hedge foreign currency exposure arising from our dollar-denominated or dollar-indexed assets and liabilities, but the results of these hedging operations are included in foreign exchange transactions. After hedging transactions, our net interest revenue was essentially flat in the 2003 and 2004 period at 4.5%. The principal negative factor affecting our net interest margin was the lower interest rate environment, which, together with continued competition in the lending markets, put pressure on spreads. The average 90-day Central Bank rate, a benchmark rate for deposits and loans expressed in nominal terms, decreased from 2.77% in 2003 to 1.83% in 2004. As a result the nominal rate earned on the Bank’s interest earning assets denominated in nominal Chilean pesos declined from 12.6% in 2003 to 11.2% in 2004.

The most significant positive factor was the higher inflation rate in 2004 compared to 2003. Consumer price index inflation in 2004 reached 2.4% from 1.1% in 2003. This rise in inflation has a positive impact on net interest margins as the Bank has more inflation indexed assets than liabilities and, therefore, a rise in the rate of inflation has a positive impact on the net interest margin. In 2004, the average gap between interest earning assets and interest bearing liabilities indexed to inflation was Ch$1,748,126 million and the nominal rate earned over inflation adjusted assets increased from 6.9% in 2003 to 7.8% in 2004.

The lower interest rate environment also lowered funding costs of interest bearing deposits denominated in nominal Chilean pesos in 2004. The nominal rate paid on nominal peso-denominated interest-bearing time deposits decreased 90 basis points to 2.7% in 2004 compared to 2003. The majority of these time deposits have a maturity of 90 days or less and therefore, the cost of these funds varies according to short-term interest rates. As a result, the real rate paid on nominal peso time deposits fell 240 basis points to 0.2% and the real rate paid on inflation-indexed time deposits fell 80 basis points in 2004 to 1.8%. Time deposits continue to be the main source of funding. Time deposits represented 33.4% of total average liabilities in 2004 compared to 34.2% in 2003, reflecting the higher growth of cheaper non-interest bearing liabilities to fund asset expansion.

The improvement of our funding mix as a result of an increase in our non-interest-bearing liabilities also benefited margins. At December 31, 2004, our ratio of average non-interest-bearing demand deposits and equity to average interest-earning assets reached 26.0%, compared to 25.7% in the same period of 2003. We believe that the increase was due in part to increased use of cash management services by our corporate clients, which resulted in growth in non-interest-bearing demand deposits. In addition, the current low interest rate environment led retail customers to prefer readily-available funds deposited in checking accounts rather than low-yielding time deposits.

The improvement of our asset mix, through an increased percentage of loans, also helped to minimize the negative impacts of increased competition and lower rates on our net interest margin. Average interest-earning assets in the 2004 period increased 1.4% compared to the 2003 period. Meanwhile, the average balance of loans increased 3.8% in the same period. The average balance of loans to total interest-earning assets increased from 54.0% in 2003 to 55.3% in 2004. The balance of total loans in 2004 increased 10.6% with higher yielding consumer loans, excluding lines of credit, increasing 13.3% in the same period. Demand for consumer financing loans increased as a result of prevailing lower interest rates and better unemployment figures. Total commercial loans, excluding lines of credit, increased 16.8%, led by a 20.7% increase in loans to higher yielding small and mid-sized companies.

2003 and 2002. Net interest revenue for the year ended December 31, 2003 decreased 42.3% compared to the same period in 2002. This decrease was mainly due to the decline of the net interest margin from 4.8% in 2002 to

3.0% in 2003. This decline was mainly due to the fall in the yield of dollar denominated interest earning assets. In 2003 the real rate earned on dollar assets reached (20.1%) compared to 11.4% in 2003, reflecting the 15.9% appreciation of the Chilean peso against the dollar in the year. Including the results from foreign exchange transactions, which are mainly hedging operations, our net interest margin declined from 4.6% in 2002 to 4.5% in 2003 and net interest revenue declined 8.9% in 2003 compared to 2002.

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

Lower funding costs also offset in part the decline of our hedging-adjusted net interest margin. The nominal rate paid on nominal peso-denominated interest-bearing deposits decreased 110 basis points to 3.6% in 2003 compared to 2002. The nominal rate paid on inflation-indexed deposits also decreased 240 basis points to 5.2% in 2003 compared to 2002, driven mainly by the reduction in inflation and interest rates. Time deposits continue to be the main source of funding, representing 34.2% of total average liabilities. The majority of these time deposits have a maturity of 90 days or less and therefore, the cost of these funds varies according to short-term interest rates. As a result, the real rate paid on nominal peso time deposits fell 120 basis points to 2.6% and the real rate paid on inflation-indexed time deposits fell 250 basis points in 2003 to 2.6%.

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

Provision for loan losses

As of January 1, 2004, the new loan loss allowance regulations set by the Superintendency of Banks came into effect. For purposes of these new classifications, loans are divided into: (i) consumer loans (including loans granted to individuals for the purpose of financing the acquisition of consumer goods or payment of services); (ii) residential mortgage loans (including loans granted to individuals for the acquisition, construction or repair of residential real estate, in which the value of the property covers at least 100% of the amount of the loan); (iii) leasing operations (including consumer leasing, commercial leasing and residential leasing); (iv) factoring operations and (v) commercial loans (includes all loans other than consumer loans and residential mortgage loans). See “Item 5D: Asset and Liability Management—Loan Portfolio—Classification of Loan Portfolio” and “Item 5D: Asset and Liability Management—Loan Loss Allowances.”

In accordance with the new regulations, the models and methods used to classify our loan portfolio must follow the guiding principles established by the Superintendency of Banks and the Bank.

For statistical information with respect to our substandard loans and reserves for probable loan losses, see “Item 5D: Asset and Liability Management—Loan Loss Provisions—Analysis of Substandard Loans and Amounts Past Due” and “Item 5D: Asset and Liability Management—Loan Loss Provisions—Analysis of Loan Loss Provisions”, as well as Note 7 to the Audited Consolidated Financial Statements. The amount of provision charged to income in any period consists of net provisions established for possible loan losses, net provisions made with respect to real estate acquired upon foreclosure and charge-offs against income (equal to the portion of loans charged off that is not allocated to a required reserve at the time of charge off).

2003 and 2004. In the year-ended December 31, 2004, provisions for loan losses reached Ch$128,734 million, a 24.0% increase from the 2003 period. Charge-offs in the period totaled Ch$119,447 million, an increase of 16.3% in the period. This rise in charge-offs was mainly due to the increase in loans, especially consumer lending which involves a higher risk and according to the guidelines of the Superintendency of Banks must be completely charged-off after 180 days past due. The rise in charge-offs was also due in part to the implementation at the beginning of the year of a new loan classification system mandated by the Superintendency of Banks, which among other things, required banks to reclassify overdraft lines of credit for individuals from Other loans to Consumer loans, thus placing these loans under the charge-off policy established for consumer lending. The net amount of provisions established (provisions net of allowances released and excluding charge-offs) in 2004 increased Ch$4,830 million and totaled Ch$5,416 million. This rise was mainly due to the reversal in 2003 of Ch$11,959 million in voluntary loan loss provisions.

Past due loans as of year-end 2004 decreased 24.8% from year-end 2003, principally due to improved economic conditions in Chile and high levels of charge-offs resulting from the reclassification of lines of credit. As a result of this decrease in past due loans, the coverage ratio (loan loss allowance as a percentage of past due loans) improved to 132.2% from 98.9% as of year-end 2003. Past due loans as a percentage of total loans decreased from 2.23% as of year-end 2003 to 1.52% as of year-end 2004. Substandard loans as of year-end 2004 increased by 14.5% to Ch$319,938 million, principally due to application of the new Superintendency of Banks classification system, which classifies as “substandard” loans with required allowance levels that would not have resulted in a substandard classification under the old system. Loan loss allowance as a percentage of substandard loans declined from 61.7% as of year-end 2003 to 54.2% as of year-end 2004.

We expect provisions for loan losses to increase in future periods as a result of the overall growth of our loan portfolio and our increased lending to small companies and individuals. See “Risk Factors—Risks Associated with our Business—Our exposure to individuals and small businesses could lead to higher levels of past due loans and subsequent write-offs” and “Risk Factors—Risks Associated with our Business— The growth of our loan portfolio may expose us to increased loan losses.”

2002 and 2003. In 2003, total provisions established increased 21.1% compared to 2002. This was offset by a reversal of Ch$11,959 million of voluntary provisions in the year and the reversal of provisions previously established on charged-off loans in the year. The net charge to income of provisions and charge-offs for year-ended December 31, 2003 increased 10.1% compared to loan losses for the year-ended December 31, 2002. This rise in provisions and charge-offs was mainly a result of the rise of our risk index from 1.68% as of December 31, 2002 to 1.88% as of December 31, 2003. The rise in the risk index was a direct result of the full implementation of Old-Santander’s credit risk culture throughout the entire organization. The effects of a slower economic growth also prompted the increase in provisions, especially in the first half of 2003.

Past due loans at December 31, 2003 increased 1.0% compared to past due loans at year-end 2002. The coverage ratio decreased to 98.9% as of December 31, 2003 from 100.5% as of December 31, 2002. The increase in past due loans was mainly related to temporary operational disruptions in loan portfolio management caused by the merger integration process. This culminated with the end of the merger integration and credit review process in April 2003.

Fee income

The following table sets forth certain components of our income from services (net of fees paid to third parties directly connected to providing those services, principally fees relating to credit card processing and ATM network administration) in the years ended December 31, 2003 and 2004.

	Year ended December 31,			% Change	% Change
	2002	2003	2004	2002/2003	2003/2004
	(in millions of constant Ch$ as of December 31, 2004, except percentages)
Checking accounts	29,263	34,223	31,402	17.0%	(8.2%)
Credit cards(1)	12,046	14,928	17,180	23.9%	15.1%
Mutual fund services	14,346	13,017	18,038	(9.3%)	38.6%
Automatic Teller cards(2)	7,137	11,169	6,700	56.5%	(40.0%)
Payment agency services	15,146	6,325	3,957	(58.2%)	(37.4%)
Letters of credit, guarantees, pledges and other contingent loans	2,981	3,354	4,563	12.5%	36.0%
Lines of credit	4,699	3,134	2,053	(33.3%)	(34.5%)
Sales and purchases of foreign currencies	4,044	5,125	4,981	26.7%	(2.8%)
Insurance brokerage	3,676	4,947	6,416	34.6%	29.7%
Underwriting	5,091	4,792	7,312	(5.9%)	52.6%
Bank drafts and fund transfers	185	243	247	31.4%	1.6%
Custody and trust services	600	550	557	(8.3%)	1.2%
Savings accounts	1,605	736	1,522	(54.1%)	106.8%
Other	4,853	12,070	16,683	152.8%	38.2%

Total	105,672	114,613	121,611	8.5%	6.1%

(1)	Net of payments to Transbank in respect of credit card purchase processing expenses.
(2)	Net of payments to REDBANC in respect of ATM transaction processing expenses.

2003 and 2004. Fee income for the year-ended December 31, 2004 increased 6.1% from the same period in 2003. The overall rise in fee income was due to an increase in fees from various business lines. Credit cards fees rose 15.1% in 2004, as the Bank placed special emphasis in increasing the usage of credit cards. The Bank also invested Ch$7,114 million in strengthening and improving the credit card business in 2004.

Fees from underwriting increased 52.6% in 2004 compared to 2003 as a result of growth of non-lending activities in wholesale banking and the strength of our corporate finance division. The low interest rate environment and the recovery of the economy also led to a greater demand on behalf of corporate clients for issuing bonds in the market.

Fees for insurance brokerage and mutual fund services sold by our subsidiaries were substantially higher in the 2004 period compared to the 2003 period. The 38.6% rise in mutual fund fees is directly related to a 30.8% increase in assets under management to Ch$1,388,760 million as of December 31, 2004. We believe that the increase in mutual fund fees was primarily attributable to the low interest rate environment in Chile in 2004, which made the rate of return on our mutual funds more attractive for our clients than deposit accounts. We believe that we could experience a decrease in mutual fund fees if interest rates were to increase in the future. Fees from insurance brokerage increased 29.7% in the year-ended December 31, 2004 compared to the same period of 2003, reflecting our introduction of new products and marketing campaigns.

The rise in fee income from these products was offset in part by decreases in fee income from checking accounts, automatic teller card fees and payment agency services. The 8.2% decrease in fee income from checking accounts and the 40.0% decrease in ATM card fees were mainly due to a decrease in the average number of accounts resulting from customer service challenges. These challenges arose in connection with integration of the operations of Old Santander-Chile and Santiago and from our current promotional policy, which was adopted in 2004, of waiving certain checking account fees as an incentive to increase the client base and promote increased product usage. As a result of this promotional policy, our customer base has begun to rebound. The total number of checking accounts in retail banking has risen 13.4% between year-end 2003 and year-end 2004. The decrease in fees from payment agency services mainly reflects the sale of our subsidiary Cobranzas y Recaudaciones Limitada (C y R) in October 2003, which generated Ch$3,391 million in fees in the first nine months of 2003.

Fee income in 2004 also included Ch$1,167 million paid by Empresas París to the Bank in connection with the strategic alliance signed by these two companies which included both the sale of the Santiago Express Division to Empresas París and the payment of a fee for access on behalf of future Banco París card holders to the Bank’s ATM network.

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

In 2003, fee income from contingent loan operations increased 12.5% compared to 2002. In order to increase the profitability of foreign trade operations, the Bank has been serving as a guarantor for Chilean companies for their foreign trade operations with foreign banks. As a result, the Bank improved the profitability of the foreign trade business by generating greater fee income.

Insurance brokerage fee income grew 34.6% in 2003 compared to 2002. The Bank also launched various new simple and low cost insurance products that boosted insurance brokerage fees. This included health insurance, credit card and check fraud insurance and property and casualty insurance.

The increases in fee income were partially offset by a 9.3% decline in mutual fund management fee income. Average funds under management increased 0.2% compared to 2002. During the first half of 2003, asset management fees were affected by the Corfo-Inverlink affair, which resulted in a large outflow of assets under management into checking accounts and time deposits. In the second half of the year, funds under management began to recover. We have also been proactively encouraging clients to invest in mutual funds instead of short-term deposits given our strong liquidity position. Given the low interest rate environment, the profitability generated by the fee income from asset management is greater than the spread that could be obtained on our excess liquidity.

Other operating income (expenses), net

2003 and 2004. Other operating income, net for the year-ended December 31, 2004 totaled Ch$19,837 million, an 87.9% decrease from the year-ended December 31, 2003, principally reflecting a 95.1% decrease in the gain from foreign exchange transactions in 2004 compared to 2003. Results from foreign exchange transactions consist mainly of gains (or losses) on foreign currency forward contracts entered into to hedge net interest revenue and reflected the lower rate of appreciation of the Chilean peso against the U.S. dollar in 2004 as compared to 2003. Under Chilean GAAP, these gains or losses are not accounted for as interest revenue, but rather as gains or losses from foreign exchange transactions, a different line item of the income statement. This accounting asymmetry results in a presentation that is inconsistent with our use of foreign exchange derivatives to hedge foreign currency exposure arising from interest-earnings assets and interest-bearing liabilities and produces volatility in reported net interest revenue and foreign exchange transactions that we believe is not reflective of our underlying business.

The lower gain from foreign exchange transactions was offset in part by a 30.1% increase in unrealized gains on financial investments and realized gains from trading. These gains reflected the increase in the value of our investment securities portfolios resulting from declining interest rates. At December 31, 2004 the 10-year Chilean Central Bank bond was yielding 3.23% in real terms compared to 4.27% as of December 31, 2003. Net gain from trading and mark-to-market of securities in the year-ended December 31, 2004 also included a one-time gain of Ch$17,019 million arising from the sale of a single, large substandard loan and a one-time pre-tax loss of Ch$6,307 million arising from the pre-payment of US$170 million in various senior bonds, which were issued at higher rates of interest than those currently prevailing in the market. These bonds were replaced with lower cost funding which compensates for this one-time loss.

The 19.7% increase in the loss in other categories of other operating income, net in the year-ended December 31, 2004 compared to the same period of 2003 was primarily the result of the recognition of Ch$3,944 million in one time sales force expenses as a result of the sale of the Santiago Express Division to Empresas París. When a bank product is sold, the fee earned by the sales force is recognized on an accrued basis according to the life of the product as other operating expenses. As a result of the sale of Santiago Express the Bank had to recognize Ch$3,944 million in deferred sales force expenses that had already been incurred on a cash basis.

2002 and 2003. Other operating income, net for the year-ended December 31, 2003 totaled a gain of Ch$163,456 million compared to a loss of Ch$14,297 million for the year-ended December 31, 2002. This mainly reflects a gain of Ch$155,726 million from foreign exchange transactions, net in 2003 compared to a loss of Ch$26,217 million in 2002. These results from foreign exchange transactions consist mainly of the accrual cost of foreign currency forward contracts to hedge net interest revenue and reflected the appreciation of the Chilean peso against the U.S. dollar in 2003. Under applicable Superintendency of Banks guidelines these gains or losses cannot be considered interest revenue, but must be considered as gains or losses from foreign exchange transactions and, accordingly, registered in a different line item of the income statement. This accounting asymmetry distorts net interest income and foreign exchange transaction gains, especially in periods of high exchange rate volatility.

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

Other income and expenses, net

2003 and 2004. Other income and expenses, net for the year-ended December 31, 2004 totaled Ch$43,922 million, a 19.3% increase compared to the same period of 2003, principally reflecting increased recovery of loan losses. The increase in recovery of loans previously written off was mainly due to the improved economic environment which led to higher repayments of loans previously charged-off, an increase in the stock of charged-off loans and the reorganization of our collections department. In 2003, we restructured our collection procedures to improve loan loss recovery levels. As a part of this process, in the fourth quarter of 2003 the Bank sold the subsidiary Cobranzas y Recaudaciones Limitada (C y R), which managed loan loss recoveries for Santiago, to an unaffiliated company that Old Santander Chile used for its recovery process. All of our recovery efforts are now conducted by the same unaffiliated company.

Excluding loan loss recoveries, non-operating losses, net totaled a loss of Ch$4,058 million in 2004 compared to a gain of Ch$2,058 million in 2003. This reflects a Ch$8,220 million increase in charge-off of assets acquired upon foreclosure. The increase in charge-offs of assets acquired upon foreclosure mainly reflects a change in SBIF guidelines in the last quarter of 2004 regarding the charge-off of repossessed assets. Repossessed assets must be charged-off if not sold twelve months after they have been repossessed. This limit can be extended by eighteen months in some cases. In 2000 the SBIF temporarily extended this 18 month period to all assets, repossessed between 1999 and 2002. In 2003 this extension period was reduced to 12 additional months for all assets repossessed in 2003 and in the last quarter of 2004 the extension period was reduced to six months for assets repossessed in 2004. We expect that in 2005 the Superintendency of Banks will eliminate this extension period and the repossessed assets will have to be charged-off after 12 months.

The Ch$11,431 million increase in provisions for contingencies mainly reflects a billing dispute with a vendor and a probable loss due to fraud by a vendor. These losses were offset by the Ch$21,824 million one-time gain obtained form the sale of the Santiago Express Division to Empresas París. See Note 17 to our Consolidated Financial Statements.

2002 and 2003. Other income and expenses, net for the year-ended December 31, 2003 totaled a gain of Ch$36,821 million compared to a loss of Ch$33,062 million in 2002. Other expenses, in 2002, included a charge of Ch$39,964 million accrued in connection with the merger, included in non-operating income, net. Other expenses also included in 2002 a Ch$13,245 million charge related to the harmonization of depreciation criteria of fixed assets. Old Santander-Chile and Santiago depreciated some fixed assets at different rates. We adopted the most conservative criteria between the two used by the separate banks.

Excluding merger-related expenses, total other income and expenses, net in 2003 increased 82.8% compared to 2002. In 2003, we restructured our collection procedures to improve loan loss recovery levels. As a part of this process, in the fourth quarter 2003 the Bank sold the subsidiary Cobranzas y Recaudaciones Limitada (C y R), that managed loan loss recoveries for former Banco Santiago, to an external company that former Banco Santander Chile used for its recovery process. The Bank’s recovery efforts have now been fully centralized under the same external company. In 2003, loan loss recoveries increased 33.7%.

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

Operating expenses

The following table sets forth information regarding our operating expenses in the years ended December 31, 2002, 2003 and 2004.

	Year ended December 31,			% Change
	2002	2003	2004	2002/2003	2003/2004
	(in millions of constant Ch$ as of December 31, 2004, except percentages)
Personnel salaries and expenses	152,615	129,293	133,009	(15.3%)	2.9%
Administrative expenses	103,417	86,014	96,543	(16.8%)	12.2%
Depreciation and amortization	40,713	41,158	38,725	1.1%	(5.9%)

Total	296,745	256,465	268,277	(13.6%)	4.6%

Efficiency ratio(1)	47.2%	43.6%	44.0%

(1)	The efficiency ratio is the ratio of total operating expenses to total operating revenue. Total operating revenue consists of net interest revenue, fees and income from services, net, and other operating income, net.

2003 and 2004. Operating expenses for the year-ended December 31, 2004 increased 4.6% to Ch$268,277 million, compared to operating expenses of Ch$256,465 million for the same period in 2003. The efficiency ratio reached 44.0% in 2004 compared to 43.6% in the 2003 period. The increase in operating expenses was mainly due to efforts to expand our retail banking business. Such efforts included:

•	Strengthening of middle-upper income and SME banking. This involved the opening of 2 branches in 2004, hiring of new account and sales executives in order to improve the client per account officers ratio, increased spending in marketing and promotions and reengineering of the mortgage lending department.

•	Strengthening of Santander Banefe: This involved the opening of 11 branches in 2004, re-launching of Santander Banefe brand, enlarging the sales force and increasing marketing expenses.

•	Credit card project: Strengthening of credit card business by increasing expenditures in marketing, financing discounts on various products and improving the credit card technological platform.

The increase in administrative expenses in the 2004 period was due in part to the outsourcing of certain systems management functions to Altec, a wholly-owned subsidiary of Banco Santander Central Hispano, in order to save costs and improve the management of systems. As a result, certain fixed personnel costs were eliminated and new variable costs associated with the Altec contract and recognized in administrative expenses are being incurred. As a result, approximately Ch$3,000 million of administrative expense were due to the Altec contract and replaced expenses previously recognized as personnel expenses.

2002 and 2003. Operating expenses for the year ended December 31, 2003 decreased 13.6% compared to the same period in 2002. The efficiency ratio was 43.6% for the year ended December 31, 2003 compared to 47.2% for the year ended December 31, 2002. Personnel expenses decreased 15.3% in 2003 compared to 2002 due mainly to the reduction in headcount during the merger integration process. As of December 31, 2003, total headcount in the Bank was 7,535 persons compared to 8,314 persons at the same date in 2002. Since the beginning of the merger process in August 2002, total headcount decreased 15.7%.

Administrative expenses decreased 16.8% in 2003 compared to administrative expenses for the year-ended December 31, 2002, reflecting cost savings produced by the merger.

Loss from price level restatement

2003 and 2004. Loss from price level restatement for the year-ended December 31, 2004 increased 51.8% to Ch$11,983 million, compared to the same period of 2003. The higher loss from price level restatement reflected the higher inflation rate used for calculating price level restatement in the periods being analyzed (2.35% compared to 1.05%). Because our capital is larger than the sum of our fixed and other assets, price level restatement usually results in a loss and fluctuates with the inflation rate.

2003 and 2002. Loss from price level restatement for the twelve month period ended December 31, 2003 decreased 41.4% compared to the same 2002 period. The lower loss from price level restatement reflects the lower inflation rate used for calculating price level restatement in the twelve month period ended December 31, 2003 (0.95%) compared to the same period of 2002 (3.0%). Because our capital is larger than the sum of our fixed and other assets, price level restatement usually results in a loss and fluctuates with the variation of inflation.

Income tax

2003 and 2004. Our income tax expense increased 2.6% to Ch$45,916 million for the year-ended December 31, 2004 compared to income tax expense of Ch$44,762 million for the same period in 2003. The Bank’s effective tax rate reached 18.8% in the year-ended December 31, 2004, compared to 17.4% in 2003. This increase was mainly due to the Ch$11,431 million of provisions for contingencies described above under “Other income and expenses, net,” which are not deductible from income in calculating tax, and to the increase in the statutory corporate tax rate from 16.5% in 2003 to 17% in 2004.

2002 and 2003. Our income tax expense increased 57.7% for the twelve month period ended December 31, 2003 compared to income tax expense in the same 2002 period. Our net income before taxes rose 34.4% in 2003 compared to 2002 and was the main driver of the rise in tax expense. The statutory tax rate in 2002 was 16% and rose to 16.5% in 2003, which also explains the rise in tax expense in this period. In the first quarter of 2002, Santiago was still benefiting from tax loss carry-forwards related to the subordinated debt issue with the Central Bank of Chile. These tax loss carry-forwards were fully utilized by March 2002.

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

The following table sets forth our contractual obligations and commercial commitments by time remaining to maturity. As of December 31, 2004, the scheduled maturities of our contractual obligations and of other commercial commitments, including accrued interest were as follows:

Contractual Obligations	Due within 1 year	Due after 1 year but within 3 years	Due after 3 years but within 6 years	Due after 6 years	Total 2004
	(in millions of constant Ch$ as of December 2004)
Deposit and other obligations(1)	4,173,268	273,881	6,884	13,553	4,467,586
Mortgage finance bonds	187,738	201,338	163,286	406,088	958,450
Subordinated bonds	113,087	49,860	0	367,719	530,666
Bonds	0	8,675	223,076	125,868	357,619
Chilean Central Bank borrowings:
Credit lines for renegotiations of Loans	9,324	—	—	—	9,324
Other Central Bank borrowings	329,047	—	—	—	329,047
Borrowings from domestic financial institutions	28,738	—	—	—	28,738
Investments sold under agreements to Repurchase	432,798	—	—	—	432,798
Foreign borrowings	419,632	43,105	15,522	—	478,259
Other obligations	29,228	5,704	2,750	2,100	39,782

Total of cash obligations	5,722,860	582,563	411,518	915,328	7,632,269

(1)	Excludes demand accounts, saving accounts

As of December 31, 2004, the scheduled maturities of other commercial commitments, including accrued interest, were as follows:

Other Commercial Commitments	Due within 1 year	Due after 1 year but within 3 years	Due after 3 years but within 6 years	Due after 6 years	Total 2004
	(in millions of constant Ch$ as of December 2004)
Letter of Credit	193,820	1,284	—	—	195,104
Guarantees	363,393	6,486	694	—	370,573
Other commercial commitments	63,691	80,189	162,917	—	306,797

Total other commercial commitments	620,904	87,959	163,611	—	872,474

(i) Capital

Santander-Chile currently has shareholders’ equity in excess of that required by all current Chilean regulatory requirements. According to the General Banking Law, a bank should have an effective net worth of at least 8% of its risk-weighted assets, net of required reserves, and paid-in capital and reserves (“basic capital”) of at least 3% of its total assets, net of required reserves. For these purposes, the effective net worth of a bank is the sum of (a) the bank’s basic capital and (b) subordinated bonds issued by the bank valued at their placement price up to 50% of its basic capital; provided that the value of the bonds shall decrease 20% for each year that lapses during the period commencing six years prior to their maturity. The calculation of the effective net worth does not include the capital contributions made to subsidiaries of the bank nor its foreign branches. In 2002, the reforms to the capital markets resulted in changes in the calculation of the Bank’s regulatory capital, which became effective in 2003. This consisted of changing the calculation of capital contributions from an unconsolidated basis to a consolidated basis. The merger of Old Santander-Chile and Santiago required a special regulatory preapproval of the Superintendency of Banks, which was granted on May 16, 2002. The resolution granting this preapproval imposed a mandatory minimum capital to risk-weighted assets ratio of 12% for the merged bank. This indicator was reduced to 11% by the Superintendencia de Bancos effective January 1, 2005. For purposes of weighing the risk of a bank’s assets, the General Banking Law considers five different categories of assets, based on the nature of the issuer, the availability of funds, the nature of the assets and the existence of collateral securing such assets. The following table shows Santander-Chile’s actual equity versus the minimum effective equity required by law:

	At December 31,
	2003	2004
	(in millions of constant Ch$ as of December 31, 2004)
Effective Equity	1,107,269	1,231,077
12% of the risk-weighted assets	(909,676)	(991,510)
Excess over minimum effective equity	197,593	239,567
Effective equity as a percentage of the risk-weighted	14.6%	14.9%

(ii) Reserves

Pursuant to the new General Banking Law, for all periods subsequent to November 4, 1997, banks are required to have a minimum of UF800,000 (approximately US$24.7 million as of December 31, 2004) of paid-in capital and reserves, an effective net worth of at least 8% of its risk weighted assets, net of required reserves, and paid in capital and reserves of at least 3% of its total assets, net of required reserves. See “Item 4B: Business Overview—Chilean Regulation and Supervision.” In 2002, the General Banking Law was modified again, allowing banks to begin operations with a minimum capital of UF 400,000 (approximately US$12.4 million as of December 31, 2004) of paid-in capital and reserves with the obligation to increase it to UF 800,000 (approximately US$24.7 million as of December 31, 2004) in an undetermined period of time. If the Bank maintains a minimum capital of UF 400,000 (approximately US$12.4 million as of December 31, 2004) then it will be required to maintain a minimum Bank for International Settlements (“BIS”) ratio of 12%. If the Bank increases its capital to UF 600,000 (approximately US$18.6 million as of December 31, 2004) then the minimum BIS ratio that the Bank must maintain is 10%.

The following table sets forth our minimum capital requirements set by the Superintendency of Banks as of the dates indicated. See Note 13 to our financial statements for a description of the minimum capital requirements.

	As of December 31,
	2003	2004
	(in millions of constant Ch$ of December 31, 2004 except for percentages)
Net capital base	830,515	832,959
3% of total assets net of provisions	(336,205)	(363,177)
Excess over minimum required equity	494,310	469,782
Net capital base as a percentage of the total assets, net of provisions	7.4%	6.9%
Effective equity	1,107,269	1,231,077
12% of the risk-weighted assets	(909,676)	(991,510)
Excess over minimum required equity	197,593	239,567
Effective equity as a percentage of the risk-weighted assets	14.6%	14.9%

(iii) Financial Investments

The following table sets forth our investment in Chilean government and corporate securities and certain other financial investments as of December 31, 2002, 2003 and 2004. Financial investments that have a secondary market are carried at market value. All other financial investments are carried at acquisition cost, plus accrued interest and indexation readjustments, as applicable.

	As December 31,
	2002	2003	2004
	(In Millions of constant Ch$ of December 31, 2004
Central Bank and Government Securities
Marketable debt securities (1)	1,185,657	601,323	938,681
Investment collateral under agreements to repurchase(2)	655,296	523,241	523,390
Investment purchased under agreements to resell	343,817	44,656	23,660
Other investments	55,737	—	—

Subtotal	2,240,507	1,169,220	1,485,731

Corporate securities
Marketable securities (3)	277,270	669,958	416,002
Investment collateral under agreements to repurchase	65,889	65,267	49,247

Subtotal	343,159	735,225	465,249

Time deposits in Chilean institutions	2,099	56,630	38,506
Total	2,585,765	1,961,075	1,989,486

(1)	Including market value adjustment.
(2)	Under Chilean GAAP, investment securities that are sold subject to repurchase agreements are reclassified from their investment category to “investments under agreements to repurchase.” Under U.S. GAAP, no such reclassification would be made since, in substance, the investment securities serve only as collateral for the borrowing.
(3)	Permanent investments.

Under Chilean GAAP, investments held for trading must be marked-to-market.

The following table sets forth an analysis of our investments, by time remaining to maturity and the weighted average nominal rates of such investments:

	Within one year	Weighted Average Nominal Rate	After one year but within five years	Weighted Average Nominal Rate	After five years but within ten years	Weighted Average Nominal Rate	After ten years	Weighted Average Nominal Rate	Total	Weighted Average Nominal Rate
	(in millions of constant Ch$ of December 31, 2004)
Government securities
Central Bank securities	434,396	3.84%	276,194	3.33%	99,053	3.83%	36,645	3.55%	846,288	3.64%
Government Pension Bonds	23,373	2.87%	57,084	3.56%	3,122	4.28%	8,814	4.77%	92,393	3.87%

Total	457,769		333,278		102,175		45,459		938,681

Investment Purchased under Resale Agreements	23,660	0.24%	—	—	—	—	—	—	23,660	0.24%
Other Financial Investment
Time deposits in Chilean Financial Institutions	28,462	0.31%	10,044	3.80%	—	—	—	—	38,506	2.06%
Other Marketable Securities	43,339	6.75%	69,818	6.96%	152,649	5.58%	150,196	4.80%	416,002	6.02%

Total	71,801		79,862		152,649		150,196		454,508

Investment Collateral under agreements to repurchase	265,109	3.74%	295,064	4.20%	12,443	5.61%	21	5.00%	572,637	4.64%

Total Financial Investment	818,339		708,204		267,267		195,676		1,989,486

Unused sources of liquidity

The Bank also has credit ratings from three international agencies. Our ratings are equivalent to the Chilean sovereign ratings and in the case of our deposits our ratings from Moody’s Investor Services pierce the sovereign ceiling. We believe our credit ratings are a positive factor when obtaining financing. In January 2004, Standard and Poor’s raised the sovereign rating of the Republic of Chile from A- to A. This rating agency also increased the ratings of our parent company from A to A+. Following these rating changes, Standard and Poor’s raised our rating from A- to A. In 2005, Fitch rating also improved the Bank’s credit ratings from A- to A following a similar change for the Republic of Chile. Moody’s in 2005 improved the outlook for the Bank’s long-term deposit rating from Stable to Positive.

Moody’s	Rating
Long-term Bank Deposits	Baa1
Senior bonds	A2
Subordinated Debt	A3
Bank Financial Strength	B-
Short-term	P-2
Outlook	Positive

Standard &Poor’s	Rating
LT Foreign Issuer Credit	A
LT Local Issuer Credit	A
ST Foreign Issuer Credit	A-1
ST Local Issuer Credit	A-1
Outlook	Stable

Fitch	Rating
Foreign Currency LT Debt	A
Local Currency LT Debt	A+
Foreign Currency ST Debt	F1
Local Currency ST Debt	F1
Outlook	Stable

Working capital

As a bank, we satisfy our working capital needs through general funding, the majority of which derives from deposits and other borrowings from the public. See “Item 5C: Liquidity and Capital Resources Deposits and other Borrowings.” In our opinion, our working capital is sufficient for our present needs.

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

Our general policy is to maintain liquidity adequate to ensure our ability to honor withdrawals of deposits, make repayments of other liabilities at maturity, extend loans and meet our own working capital needs. Our minimum amount of liquidity is determined by the reserve requirements of the Central Bank. Deposits are subject to a reserve requirement of 9% for demand deposits and 3.6% for peso and UF-denominated time deposits. See “Item 4D: Business Overview—Regulation and Supervision.” The Central Bank has statutory authority to increase these percentages to up to 40% for demand deposits and up to 20% for time deposits. In addition, a 100% special reserve (reserva técnica) applies to demand deposits, deposits in checking accounts, other demand deposits received or obligations payable on sight and incurred in the ordinary course of business, other deposits unconditionally payable immediately or within a term of less than 30 days and other time deposits payable within 10 days to the extent their aggregate amount exceeds 2.5 times the amount of a bank’s paid-in capital and reserves. Interbank loans are deemed to have a maturity of more than 30 days, even if payable within the following 10 days.

In 1999, the Central Bank passed new regulations regarding liquidity which are summarized as follows:

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

	Year ended December 31,
	2002	2003	2004
	(in millions of constant Ch$ as of December 31, 2004)
Net cash provided by operating activities	372,257	298,109	397,581

Cash provided by operating activities increased Ch$99,472 million in 2004 compared to 2003, reflecting a higher level of operating activity in 2004 than in 2003 and the net change in interest accruals in 2004 compared to 2003.

	Year ended December 31,
	2002	2003	2004
	(in millions of constant Ch$ as of December 31, 2004)
Net cash (used in) provided by investing activities	772,431	462,767	(1,017,198)

Cash provided by investing activities decreased Ch$ 1,479,965 million in 2004 compared to 2003 primarily as a result of loan growth in 2004 compared to 2003.

	Year ended December 31,
	2002	2003	2004
	(in millions of constant Ch$ as of December 31, 2004)
Net cash provided by (used in) financing activities	(1,204,610)	(755,138)	557,708

The positive net cash provided by funding activities in 2004 reflects the increase in the deposit base in line with the increase in lending.

Deposits and Other Borrowings

The following table sets forth our average daily balance of liabilities for the years ended December 31, 2002, 2003 and 2004, in each case together with the related average nominal interest rates paid thereon.

	Year ended December 31,
	2002			2003			2004
	Average Balance	% of Total Average Liabilities	Average Nominal Rate	Average Balance	% of Total Average Liabilities	Average Nominal Rate	Average Balance	% of Total Average Liabilities	Average Nominal Rate
	(in millions of constant Ch$ as of December 31, 2004, except for percentages)
Savings accounts	170,125	1.4%	4.0%	164,172	1.4%	1.6%	132,861	1.2%	2.0%
Time deposits	5,018,982	40.1%	4.7%	4,061,772	34.2%	3.1%	4,021,088	35.3%	3.0%
Central Bank borrowings	43,697	0.3%	6.7%	32,612	0.3%	5.0%	36,564	0.3%	4.5%
Repurchase agreements	550,232	4.4%	5.4%	670,605	5.7%	0.0%	623,175	5.5%	2.8%
Mortgage finance bonds	1,770,566	14.1%	8.7%	1,540,953	13.0%	7.1%	1,261,013	11.1%	8.2%
Other interest bearing liabilities	1,495,254	11.9%	6.8%	1,514,724	12.8%	5.3%	1,319,176	11,6%	5.2%
Subtotal interest bearing liabilities	9,048,856	72.2%	5.9%	7,984,838	67.3%	4.0%	7,393,877	65.0%	4.3%

	Year ended December 31,
	2002			2003			2004
	Average Balance	% of Total Average Liabilities	Average Nominal Rate	Average Balance	% of Total Average Liabilities	Average Nominal Rate	Average Balance	% of Total Average Liabilities	Average Nominal Rate
	(in millions of constant Ch$ as of December 31, 2004, except for percentages)
Non-interest bearing liabilities
Non-interest bearing deposits	1,706,603	13.6%		1,708,097	14.4%		1,753,616	15.4%
Contingent liabilities	687,928	5.5%		686,722	5.8%		974,341	8.6%
Other non-interest bearing liabilities	75,906	0.6%		530,312	4.5%		923,020	2.4%
Shareholders’ equity	1,006,963	8.0%		959,013	8.1%		981,858	8.6%
Subtotal non-interest bearing liabilities	3,477,400	27.8%		3,884,144	32.7%		4,632,835	35.0%
Total liabilities	12,526,256	100.0%		11,868,982	100.0%		12,026,712	100.0%

Our most important source of funding is our time deposits. Time deposits represented 35.3% of our average total liabilities in the year ended December 31, 2004. Our current funding strategy is to continue to utilize all sources of funding in accordance with their cost, their availability and our general asset and liability management strategy. Special emphasis is being placed on increasing deposits from retail customers, which we consider to be a cheaper and more stable source of funding. We also intend to continue to broaden our customer deposit base, to emphasize core deposit funding and to fund our mortgage loans with the matched funding available through the issuance of mortgage finance bonds in Chile’s domestic capital markets. See “Item 4B: Business Overview—Lines of Business—Banca Comercial—Residential Mortgage Lending.” Management believes that broadening our deposit base by increasing the number of account holders has created a more stable funding source.

Composition of Deposits and Other Commitments

The following table sets forth the composition of our deposits and similar commitments as of December 31, 2002, 2003 and 2004.

	As of December 31,
	2002	2003	2004
	(in millions of constant Ch$ as of December 31, 2004)
Checking accounts	1,137,833	1,148,945	1,288,470
Other demand liabilities	742,832	876,348	952,845
Savings accounts	194,353	148,429	122,801
Time deposits	4,179,378	3,459,939	4,344,785
Other commitments (1)	39,791	30,088	38,364

Total	6,294,187	5,663,749	6,747,265

(1)	Includes primarily leasing accounts payable relating to purchases of equipment.

Maturity of Deposits

The following table sets forth information regarding the currency and maturity of our deposits as of December 31, 2004, expressed in percentages. UF–denominated deposits are similar to peso-denominated deposits in all respects, except that the principal is readjusted periodically based on variations in the Chilean consumer price index.

	Ch$	UF	Foreign Currency	Total
Demand deposits	2.2%	—%	—%	0.9%
Savings accounts	—%	6.0%	—%	2.7%
Time deposits:
Maturing within 3 months	64.9%	18.2%	87.7%	46.9%
Maturing after 3 but within 6 months	17.1%	32.3%	9.2%	22.9%
Maturing after 6 but within 12 months	13.5%	26.3%	3.0%	17.8%
Maturing after 12 months	2.3%	17.1%	0.1%	8.8%
Total time deposits	97.8%	94.0%	100.0%	96.4%
Total deposits	100.0%	100.0%	100.0%	100.0%

The following table sets forth information regarding the maturity of the outstanding time deposits in excess of U.S.$100,000 issued by us as of December 31, 2004.

	Ch$	UF	Foreign Currency	Total
	(in millions of constant Ch$ as of September 30, 2004)
Time deposits:
Maturing within 3 months	1,058,877	590,831	438,000	2,087,708
Maturing after 3 but within 6 months	202,728	389,183	44,211	636,122
Maturing after 6 but within 12 months	208,463	486,613	1,233	696,309
Maturing after 12 months	4,884	322,340	767	327,991

Total time deposits	1,474,952	1,788,967	484,211	3,748,130

Short-term Borrowings

The principal categories of our short-term borrowings are amounts borrowed under foreign trade lines of credit, domestic interbank loans and repurchase agreements. The table below presents the amounts outstanding at the end of each period end indicated and the weighted-average nominal interest rate for each such period by type of short-term borrowing.

	As of December 31,
	2002		2003		2004
	Year End Balance	Weighted- Average Nominal Interest Rate	Year End Balance	Weighted- Average Nominal Interest Rate	Year End Balance	Weighted- Average Nominal Interest Rate
	(in millions of constant Ch$ as of December 31, 2004, except for rate data)
Investments under repurchase agreements	755,381	4.0%	476,876	0.0%	432,797	1.3%
Central Bank borrowings	14,443	6.7%	339,919	2.8%	329,047	0.3%
Domestic interbank loans	21,218	3.6%	36,688	5.0%	28,738	3.4%
Borrowings under foreign trade credit lines	37,994	8.5%	120,265	(0.3%)	242,718	4.4%
Total short-term borrowings	829,036	7.3%	973,748	1.0%	1,033,300	1.8%

The following table shows the average balance and the average nominal rate for each short-term borrowing category during the periods indicated:

	For the year Ended December 31,
	2002		2003		2004
	Average Balance	Average Nominal Interest Rate	Average Balance	Average Nominal Interest Rate	Average Balance	Average Nominal Interest Rate
	(in millions of constant Ch$ as of December 31, 2004, except for rate data)
Investments under repurchase agreements	365,769	5.4%	670,606	0.0%	623,176	2.8%
Central Bank borrowings	43,697	6.7%	32,612	5.0%	36,564	4.5%
Domestic interbank loans	34,135	6.7%	67,050	2.6%	50,827	0.8%
Borrowings under foreign trade credit lines	1,130,963	6.8%	91,543	1.5%	244,348	2.3%
Total short-term borrowings	1,574,564	6.4%	861,811	0.6%	954,915	2.6%

The following table presents the maximum month-end balances of our principal sources of short-term borrowings during the periods indicated:

	Maximum 2002 Month-End Balance	Maximum 2003 Month-End Balance	Maximum 2004 Month-End Balance
	(in millions of constant Ch$ as of December 31, 2004)
Investments under agreements to repurchase	49,022	390,606	341,965
Central Bank borrowings	—	339,919	321,511
Domestic interbank loans	21,218	75,768	133,057
Borrowings under foreign trade credit lines	118,270	225,874	434,858

Total short-term borrowings	188,510	1,032,167	1,231,391

Total Borrowings

Our long-term and short-term borrowings are summarized below. Borrowings are generally classified as short-term when they have original maturities of less than one year or are due on demand. All other borrowings are classified as long-term, including the amounts due within one year on such borrowings.

	December 31, 2003
	Long-term	Short-term	Total
	(MCh$)
Central Bank borrowings	11,057	339,919	350,976
Credit lines for renegotiations of loans	12,775	—	12,775
Investments under agreements to repurchase	—	476,876	476,876
Mortgage finance bonds	1,315,225		1,315,225
Other borrowings: bonds	263,642	—	263,642
Subordinated bonds	398,014	—	398,014
Borrowings from domestic financial institutions	—	36,688	36,688
Foreign borrowings	433,902	120,265	554,167
Other obligations	22,350	44,109	66,459

Total borrowings	2,456,965	1,017,857	3,474,822

	December 31, 2004
	Long-term	Short-term	Total
	(MCh$)
Central Bank borrowings	—	329,047	329,047
Credit lines for renegotiations of loans	9,324	—	9,324
Investments under agreements to repurchase	—	432,797	432,797
Mortgage finance bonds	770,712	187,738	958,450
Other borrowings: bonds	357,619	—	357,619
Subordinated bonds	417,579	113,087	530,666
Borrowings from domestic financial institutions	—	28,738	28,738
Foreign borrowings	235,541	242,718	478,259
Other obligations	14,257	25,525	39,782

Total borrowings	1,805,032	1,359,650	3,164,682

a)	Credit lines for renegotiations of loans

Central Bank borrowings include credit lines for the renegotiations of loans and other Central Bank borrowings. These credit lines were provided by the Central Bank for the renegotiations of loans due to the need to refinance debts as a result of the economic recession and crisis of the banking system in the early 1980’s. The lines for the renegotiations, which are considered long-term, are related with mortgage loans linked to the UF index and bear a real annual interest rate of 4.2%. Other Central Bank borrowings carry a nominal annual interest rate of 5.2%.

	2003	2004
	(MCh$)	(MCh$)
Total credit lines for renegotiations of loans	12,775	9,324

The maturities of the outstanding amounts due under these credit lines, which are considered long-term, are as follows:

As of December 31, 2004
(MCh$)
Due within 1 year	9,324
Due after 1 year but within 2 years	—
Due after 2 years but within 3 years	—
Due after 3 years but within 4 years	—
Due after 4 years but within 5 years	—
Due after 5 years	—

Total credit lines for renegotiations of loans	9,324

(b)	Mortgage finance bonds

These bonds are used to finance the granting of mortgage loans. The outstanding principal amounts of the bonds are amortized on a quarterly basis. The range of maturities of these bonds is between five and twenty years. The bonds are linked to the UF index and bear a real weighted-average annual interest rate of 5.6%.

As of December 31, 2004
(MCh$)
Due within 1 year	187,738
Due after 1 year but within 2 years	102,859
Due after 2 years but within 3 years	98,479
Due after 3 years but within 4 years	83,772
Due after 4 years but within 5 years	79,514
Due after 5 years	406,088

Total mortgage finance bonds	958,450

(c)	Other borrowings: bonds

	As of December 31, 2003	As of December 31, 2004
	(MCh$)	(MCh$)
Santiago Leasing S.A. bonds	67,700	—
Santiago bonds, Series A,B,C,D and F	78,100	43,868
Santander bonds demoninated in US$	—	223,076
Santander bonds linked to the UF	117,842	90,675

Total other borrowings: bonds	263,642	357,619

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

Santander bonds were issued by the former Banco Santander-Chile. These bonds are intended to finance loans that have a maturity of greater than one year, are linked to the UF index and bear a weighted average annual interest rate of 6.5%. On December 17, 2004, Santigao Leasing S.A. ceded through public deed a total of UF 3.041,102 (MCh$52,663 at December 31, 2004) in bonds to Banco Santander Chile. As of December 31, 2004, the balance is included in Santander bonds linked to the UF.

On December 9, 2004, the Bank issued senior bonds, denominated in U.S. dollars, for a total of US$400 million. These bonds carry a nominal interest rate of LIBO plus 0.35% per annum (5.67% at December 31, 2004), quarterly interest payments and one repayment of principal after a term of 5 years.

The maturities of these bonds are as follows:

As of December 31, 2004
(MCh$)
Due within 1 year	—
Due after 1 year but within 2 years	3,659
Due after 2 years but within 3 years	5,016
Due after 3 years but within 4 years	—
Due after 4 years but within 5 years	223,076
Due after 5 years	125,868

Total bonds	357,619

d) Subordinated bonds

	As of December 31, 2003	As of December 31, 2004
	(MCh$)	(MCh$)
Santiago bonds denominated in US$ (1)	48,896	113,087
Santander bonds denominated in US$ (2) (6)	133,323	—
Old Santander-Chile bonds denominated in US$ (3)	123,990	49,860
Santiago bonds linked to the UF (4)	60,353	—
Santander bonds linked to the UF (5)	31,452	367,719

Total subordinated bonds	398,014	530,666

(1)	On July 17, 1997, Santiago issued subordinated bonds abroad, denominated in U.S. dollars, for a total of US$300 million. The bonds carried a nominal interest rate of 7.0% per annum, semi-annual interest payments and one repayment of principal after a term of 10 years.
(2)	On January 16, 2003, we completed the process of voluntary exchange of our new subordinated notes which will mature in 2012. A total of US$221,961,000 in principal of the previous issue was offered and accepted by the Bank at the moment of the exchange. The bonds carry a nominal interest rate of 7.375% per annum, semi-annual interest payments and one repayment of principal after a term of 10 years.
(3)	On October 30, 1998, Old Santander-Chile issued subordinated bonds abroad, denominated in U.S. dollars, for a total of US$200 million. The bonds carry a nominal interest rate of 6.5% per annum, semi-annual interest payments and one repayment of principal after a term of 7 years.
(4)	The Series C and E Bonds outstanding as of December 31, 2004 are intended for the financing of loans having a maturity of greater than one year. They are linked to the UF index and carry an annual interest rate of 7.5% and 6.0%, respectively with interest and principal payments due semi-annually.
(5)	The Series C, D and E Bonds outstanding as of December 31, 2004 are intended for the financing of loans having a maturity of greater than one year. They are linked to the UF index and carry an annual interest rate of 7.0% with interest and principal payments due semi-annually.
(6)	On December 9, 2004, the Bank issued subordinated bonds denominated in U.S. dollars, for a total of US$300 million. These bonds carry a nominal interest rate of 5.375% per annum, semi-annual interest payments and one repayment of principal after a term of 10 years.

The maturities of these bonds, which are considered long-term, are as follows:

As of December 31, 2004
(MCh$)
Due within 1 year	113,087
Due after 1 year but within 2 years	—
Due after 2 years but within 3 years	49,860
Due after 3 years but within 4 years	—
Due after 4 years but within 5 years	—
Due after 5 years	367,719

Total subordinated bonds	530,666

e) Foreign borrowings

These are short-term and long-term borrowings from foreign banks. All of these loans are denominated principally in U.S. dollars, are principally used to fund our foreign trade loans and carry an annual average interest rate of 1.6%. The maturities of these borrowings are as follows:

As of December 31, 2004
(MCh$)
Due within 1 year	176,915
Due after 1 year but within 2 years	41,418
Due after 2 years but within 3 years	1,687
Due after 3 years but within 4 years	15,521
Due after 4 years but within 5 years	—
Due after 5 years	—

Total long-term	235,541
Total short-term	242,718

Total foreign borrowings	478,259

f) Other obligations

Other obligations are summarized as follows:

As of December 31, 2004
(MCh$)
Due within 1 year	3,703
Due after 1 year but within 2 years	3,802
Due after 2 years but within 3 years	1,902
Due after 3 years but within 4 years	1,314
Due after 4 years but within 5 years	1,436
Due after 5 years	2,100

Total long term obligations	14,257

Short-term obligations:
Amounts due to credit card operator	17,873
Acceptance of letters of credit	7,652

Total short-term obligations	25,525

Total other obligations	39,782

Other Off-Balance Sheet Arrangements and Commitments

We are party to transactions with off-balance-sheet risk in the normal course of our business. These transactions expose us to credit risk in addition to amounts recognized in the consolidated financial statements.

These transactions include commitments to extend credit not otherwise accounted for as contingent loans, such as overdraft protection and credit card lines of credit. Such commitments are agreements to lend to a customer at a future date, subject to the customer compliance with meeting of the contractual terms. The amounts of these commitments are Ch$3,149,557 million as of December 31, 2004.

Since a substantial portion of these commitments is expected to expire without being drawn upon, the total commitment amounts do not necessarily represent our actual future cash requirements. We use the same credit policies in making commitments to extend credit as we do for granting loans. In the opinion of our management, our outstanding commitments do not represent an unusual credit risk.

The Bank and its brokerage subsidiary enter into derivative transactions, particularly foreign exchange contracts, as part of their asset and liability management and in acting as dealers to satisfy their clients’ needs. The notional amount of these contracts are carried off-balance-sheet. See Note 12 to the Audited Consolidated Financial Statements.

From time to time, the Bank enters into agreements to securitize certain assets by selling those assets to unconsolidated and unaffiliated entities, which then sell debt securities secured by those assets. These sales are non-recourse to the Bank. However, in the majority of these transactions the Bank purchases a subordinated bond from the unconsolidated entity, which would only be repaid after the shareholders of the issuing unconsolidated entity are repaid. In the year ended December 31, 2004, the total amount of such subordinated bonds held by the Bank at that date was Ch$2,902 million. As of December 31, 2004 these subordinated bonds had allowances for losses of Ch$2,902 million.

Our balance sheet also reflects a financial investment of Ch$1,752 million corresponding to a senior bond issued by an unconsolidated and unrelated securitization entity. This bond is secured by mortgage loans sold to the issuer on a non-recourse basis by the Bank.

We also enter into transactions involving derivative instruments, particularly foreign exchange contracts, as part of our asset and liability management and in acting as a dealer to satisfy our clients’ needs. The notional amounts of these contracts are carried off-balance sheet.

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

Unrealized gains, losses, premiums and discounts arising from foreign exchange forward contracts are shown on a net basis under Other assets and Other liabilities (see Note 10 to our Consolidated Financial Statements).

During 2003 and 2004 we entered into interest rate and cross currency swap agreements to manage exposure to fluctuation in currencies and interest rates. The differential between the interest paid or received on a specified notional amount is recognized under “Foreign exchange transactions, net”. The fair value of the swap agreement and changes in the fair value as a result of changes in market interest rates are not recognized in the consolidated financial statement.

Our foreign currency futures and forward operations and other derivative products outstanding at December 31, 2003 and in 2004 are summarized below:

(a) Foreign currency and interest rate contracts:

	Number of contracts		Notional amounts
			Up to 3 months		Over 3 months
	2003	2004	2003	2004	2003	2004
			ThUS$	ThUS$	ThUS$	ThUS$
Chilean market:
Future purchase of foreign currency with Chilean pesos	752	865	784,477	1,348,734	3,513,029	4,156,016
Future sale of foreign currency with Chilean pesos	1,173	1,371	864,747	1,104,042	2,914,355	2,842,398
Futures or other interest rate contracts	—	199	—	104,596	—	3,419,526
Foreign currency forwards	148	112	39,794	34,127	13,818	20,230

Foreign markets:
Foreign currency swaps	207	109	116,086	51,245	14,491	22,670
Interest rate swaps	115	120	50,000	86,100	1,547,773	2,487,128

The notional amounts refer to the US dollars bought or sold or to the US dollar equivalent of foreign currency bought or sold for future settlement. The contract terms correspond to the duration of the contracts as from the date of the transaction to the date of the settlement.

(b) Contracts expressed in the UF index:

	Number of contracts		Notional amounts
			Up to 3 months		Over 3 months
	2003	2004	2003	2004	2003	2004
			UF	UF	UF	UF
Forwards in UF/Ch$ sold	25	28	550,000	2,200,000	4,150,000	3,700,000
Forwards in UF/Ch$ purchased	19	32	773,723	1,600,000	1,850,000	5,600,000

Operational leases

Certain banks and equipment are leased under various operating leases. Future minimum rental commitments as of December 31, 2004 under non-cancelable leases are as follows:

As of December 31, 2004
MCh$
Due within 1 year	7,002
Due after 1 year but within 2 years	6,553
Due after 2 years but within 3 years	5,829
Due after 3 years but within 4 years	5,096
Due after 4 years but within 5 years	3,410
Due after 5 years	4,275

Total	32,165

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

The composition of our assets, liabilities and shareholders’ equity at December 31, 2004 by currency and term is as follows:

	December 31, 2004
	Ch$	UF	Foreign Currency	Total	Percentage
	(in millions of constant Ch$ as of December 31, 2004 except percentages)
Assets
Cash and due from banks	721,549	—	226,700	948,249	7.9%
Other assets:(1)
Less than one year	2,716,340	1,100,959	818,377	4,635,676	38.4%
From one to three years	866,501	1,056,494	186,931	2,109,926	17.5%
More than three years	340,251	3,021,630	501,643	3,863,524	32.0%
Bank premises and equipment and other	465,690	2,272	218,477	686,439	5.7%
Allowance for loan losses	(173,286)	—	—	(173,286)	(1.4%)

Total	4,937,045	5,181,355	1,952,128	12,070,528	100.0%

Percentage of total assets	40.9%	42.9%	16.2%	100.0%

Liabilities and Shareholders’ Equity
Non-interest bearing deposits	1,872,582	288,647	118,450	2,279,679	18.9%
Other liabilities:(1)
Less than one year	2,479,502	2,182,039	1,733,623	6,395,164	53.0%
From one to three years	20,768	473,779	175,990	670,537	5.6%
More than three years	9,839	994,441	689,114	1,693,394	14.0%
Shareholders’ equity	832,959	—	—	832,959	6.9%
2004 net income	198,795	—	—	198,795	1.6%

Total	5,414,445	3,938,906	2,717,177	12,070,528	100.0%

Percentage of total liabilities and shareholders’ equity	44.9%	32.6%	22.5%	100.0%

(1)	Other assets include our rights under foreign exchange contracts, and other liabilities include our obligations under foreign exchange contracts. For purposes of our financial statements, our rights and obligations under foreign exchange contracts are included on a net basis. Mortgage finance bonds issued by us are included as other liabilities and mortgage finance bonds held in our financial investment portfolio (issued by third parties) are included as other assets.

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

The following table sets forth the repricing of our interest earning assets and interest bearing liabilities at December 31, 2004 and may not reflect interest rate gap positions at other times. In addition, variations in interest rate sensitivity may exist within the repricing periods presented due to the differing repricing dates within the period. Variations may also arise among the different currencies in which interest rate positions are held.

As the following table reflects, we have a negative gap for most periods of one year or less as our main source of funding are short-term time deposits. Unlike previous years, in the 30 day or less bucket we have a positive gap that reflects the Bank’s expectations for a rise in short-term interest rates throughout 2005. The majority of assets and liabilities with a maturity of 90 days or less are denominated in nominal pesos. Ninety days or more is also the most common repricing period for UF-denominated time deposits. In the case of interest earning assets and interest-bearing liabilities denominated in UF, our exposure to changes in interest rates is reduced by the fact that a significant portion of the interest rate earned or paid on such assets or liabilities is indexed to reflect the daily effect of inflation, and as a result our gap position is limited to variations in the real interest rate among such assets and liabilities. Further, substantially all of Santander-Chile’s foreign currency-denominated loans were funded by foreign currency borrowings and time deposits with comparable maturity or repricing dates. Moreover, mortgage loans which have 8 to 20-year terms were generally financed through mortgage finance bonds issued for the same terms and in the same currency.

	As of December 31, 2004
	Up to 30 days	31-60 days	61-90 days	91-180 days	181-365 days	1-3 years	Over 3 years	Total
	(in millions of constant Ch$ as of December 31, 2004, except for percentages)
Interest-earning assets:
Interbank deposits	178,640	—	—	—	—	—	—	178,640
Financial investments	457,933	28,595	33,227	59,561	239,023	316,214	854,933	1,989,486
Loans	1,515,111	257,592	251,897	500,702	609,611	1,409,515	2,152,320	6,696,748
Mortgage loans	10,518	6,895	6,932	20,919	42,808	163,749	669,208	921,029
Contingent loans	105,805	88,220	32,195	122,419	114,646	220,447	187,062	870,794
Past due loans	131,068	—	—	—	—	—	—	131,068

Total interest-earning assets	2,339,075	381,302	324,251	703,601	1,006,088	2,109,925	3,863,523	10,787,765

Interest-bearing liabilities:
Deposits	1,538,751	716,326	462,206	657,449	798,536	273,881	20,437	4,467,586
Central Bank borrowings	323,363	2,436	12	6,415	6,145	—	—	338,371
Investment under agreements to repurchase	346,808	84,510	803	676	—	—	—	432,797
Mortgage finance bonds	14,294	1,812	3,012	25,573	51,979	199,908	661,873	958,450
Other obligations	72,662	74,933	101,145	144,573	196,261	107,360	738,130	1,435,064

Total interest-bearing liabilities	2,295,878	880,017	567,178	834,686	1,052,921	581,149	1,420,440	7,632,268

Asset/liability gap	103,197	(498,715)	(242,927)	(131,085)	(46,833)	1,528,776	2,443,083	3,155,496
Cumulative gap	103,197	(395,518)	(638,445)	(769,530)	(816,364)	712,412	3,155,495

Exchange Rate Sensitivity

The regulations of the Central Bank do not permit the difference, whether positive or negative, between a bank’s assets and liabilities denominated in foreign currencies (including assets and liabilities denominated in U.S. dollars but payable in pesos, as well as those denominated in pesos and adjusted by the variation of the U.S. dollars exchange rate) to exceed 20% of the bank’s paid-in capital and reserves; provided that if its assets are higher than its liabilities, it may exceed 20% in an amount equal to its allowances and reserves in foreign currency (excluding those that correspond to profits to be remitted abroad). In the years ended December 31, 2002, 2003 and 2004 the gap between foreign currency denominated assets and foreign currency denominated liabilities, including forward contracts was Ch$11,790 million, Ch$60,249 million and Ch$(34,518) million, respectively.

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

Capital Expenditures

The following table reflects capital expenditures in each of the three years ended December 31, 2002, 2003 and 2004:

	For the Year Ended December 31,
	2002	2003	2004
	(in millions of constant Ch$ as of December 31, 2004)
Land and Buildings	1,968	7,064	3,509
Machinery and Equipment	5,026	6,482	9,105
Furniture and Fixtures	1,578	1,084	2,612
Vehicles	808	422	421
Other	6,817	2,042	3,266

Total	16,197	17,094	18,913

Selected Statistical Information

The following information is included for analytical purposes and should be read in conjunction with our financial statements as well as the discussion in “Item 5: Operating and Financial Review and Prospects.” Pursuant to Chilean GAAP, the financial data in the following tables for all periods through December 31, 2004 have been restated in constant Chilean pesos as of December 31, 2004. The UF is linked to, and is adjusted daily to, reflect changes in the previous month’s Chilean consumer price index. See Note 1(c) to our financial statements.

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

The following tables show, by currency of denomination, average balances and, where applicable, interest amounts and real rates for our assets and liabilities for the years ended December 31, 2002, 2003 and 2004:

	Year ended December 31,
	2002				2003				2004
	Average Balance	Interest Earned	Average Real Rate	Average Nominal Rate	Average Balance	Interest Earned	Average Real Rate	Average Nominal Rate	Average Balance	Interest Earned	Average Real Rate	Average Nominal Rate
	(in millions of constant Ch$ as of December 31, 2004, except for rate data)
ASSETS INTEREST EARNING ASSETS
Interbank deposits
Ch$	31,212	1,879	3.0%	6.0%	32,492	1,156	2.6%	3.6%	8,792	323	1.2%	3.7%
UF	39,228	1,612	1.1%	4.1%	2,099	53	1.6%	2.5%	2,366	107	2.0%	4.5%
Foreign currency	—	—	—	—	—	—	—	—	—	—	—	—

Total	70,440	3,491	1.9%	5.0%	34,591	1,209	2.5%	3.5%	11,158	430	1.3%	3.9%

Financial investments
Ch$	349,725	18,157	2.2%	5.2%	335,396	12,069	2.6%	3.6%	481,596	13,469	0.3%	2.8%
UF	857,080	69,080	5.0%	8.1%	694,570	36,698	4.3%	5.3%	703,548	48,703	4.3%	6.9%
Foreign currency	1,196,616	102,138	14.4%	8.5%	1,254,980	(111,100)	(24.0%)	(8.9%)	1,147,315	26,953	(6.7%)	2.3%

Total	2,403,421	189,375	9.3%	7.9%	2,284,946	(62,333)	(11.5%)	(2.7%)	2,332,459	89.125	(1.9%)	3.8%

Loans
Ch$	2,251,146	363,885	12.8%	16.2%	2,436,390	343,849	13.0%	14.1%	2,601,330	335,771	10.2%	12.9%
UF	2,951,918	271,977	6.1%	9.2%	2,543,235	178,003	6.0%	7.0%	2,647,970	206,052	5.2%	7.8%
Foreign currency	1,127,334	49,025	10.0%	4.3%	629,590	14,010	(14.8%)	2.2%	572,681	13,857	(6.7%)	2.4%

Total	6,330,398	684,887	9.2%	10.8%	5,609,215	535,862	6.7%	9.6%	5,821,981	555,680	6.2%	9.5%

Mortgage loans
Ch$	—	—	—	—	—	—	—	—	546	34	3.7%	6.2%
UF	1,608,301	172,312	7.5%	10.7%	1,587,679	138,759	7.7%	8.7%	1,249,238	124,622	7.3%	10.0%
Foreign currency	—	—	—	—	—	—	—	—	—	—	—	—

Total	1,608,301	172,312	7.5%	10.7%	1,587,679	138,759	7.7%	8.7%	1,249,784	124,656	7.3%	10.0%
Contingent loans
Ch$	66,259	1,713	(0.4%)	2.6%	48,729	1,271	1.6%	2.6%	74,051	1,433	(0.5%)	1.9%
UF	213,688	1,919	(2.0%)	0.9%	182,398	1,827	0.0%	1.0%	183,770	1,746	(1.5%)	1.0%
Foreign currency	407,746	2,634	6.1%	0.6%	455,186	745	(16.5%)	0.2%	715,406	906	(8.8%)	0.1%

Total	687,693	6,266	3.0%	0.9%	686,313	3,843	(10.8%)	0.6%	973,227	4,085	(6.8%)	0.4%

Past due loans
Ch$	46,651	10,900	19.8%	23.4%	75,017	11,438	14.2%	15.2%	61,316	9,686	13.0%	15.8%
UF	81,970	—	(2.9%)	0.0%	105,436	—	(0.9%)	0.0%	84,088	0	(2.4%)	0.0%
Foreign currency	6,195	—	5.4%	0.0%	8,725	—	(16.6%)	0.0%	2,430	0	(8.9%)	0.0%

Total	134,816	10,900	5.4%	8.1%	189,178	11,438	4.3%	6.0%	147,834	9,686	3.9%	6.6%

Total interest earning assets
Ch$	2,744,993	396,534	11.2%	14.4%	2,928,024	369,783	11.6%	12.6%	3,227,631	360,716	8.5%	11.2%
UF	5,752,185	516,900	5.9%	9.0%	5,115,417	355,340	5.9%	6.9%	4,870,980	381,230	5.2%	7.8%
Foreign currency	2,737,891	153,797	11.4%	5.6%	2,348,481	(96,345)	(20.1%)	(4.1%)	2,437,832	41,716	(7.3%)	1.7%

Total	11,235,069	1,067,231	8.5%	9.5%	10,391,922	628,778	1.6%	6.1%	10,536,443	783,662	3.3%	7.4%

	Year ended December 31,
	2002				2003				2004
	Average Balance	Interest Earned	Average Real Rate	Average Nominal Rate	Average Balance	Interest Earned	Average Real Rate	Average Nominal Rate	Average Balance	Interest Earned	Average Real Rate	Average Nominal Rate
	(in millions of constant Ch$ as of December 31, 2004, except for rate data)
NON-INTEREST EARNING ASSETS
Cash
Ch$	960,956	—	—	—	688,198		—	—	604,655	—	—	—
UF	—	—	—	—	—	—	—	—	—	—	—	—
Foreign currency	30,584		—	—	19,172	—	—	—	15,398	—	—	—

Total	991,540	—	—	—	707,370	—	—	—	620,053	—	—	—

Allowance for loan losses		—	—	—		—	—	—		—	—	—
Ch$	(159,820)	—	—	—	(173,698)	—	—	—	(167,182)	—	—	—
UF	—	—	—	—	—	—	—	—	—	—	—	—
Foreign currency	—	—	—	—	—	—	—	—	—	—	—	—

Total	(159,820)	—	—	—	(173,698)	—	—	—	(167,182)	—	—	—

Bank premises and equipment, net assets
Ch$	232,586	—	—	—	229,471	—	—	—	209,240	—	—	—
UF	—	—	—	—	—	—	—	—	—	—	—	—
Foreign currency	—	—	—	—	—	—	—	—	—	—	—	—

Total	232,586	—	—	—	229,471	—	—	—	209,240	—	—	—

Other assets
Ch$	46,195	—	—	—	302,268	—	—	—	365,044	—	—	—
UF	91,310	—	—	—	27,097	—	—	—	20,517	—	—	—
Foreign currency	89,376	—	—	—	384,552	—	—	—	442,597	—	—	—

Total	226,881	—	—	—	713,917	—	—	—	828,158	—	—	—

Total non-interest earning assets
Ch$	1,079,917	—	—	—	1,046,239	—	—	—	1,011,757	—	—	—
UF	91,310	—	—	—	27,097	—	—	—	20,517	—	—	—
Foreign currency	119,960	—	—	—	403,724	—	—	—	457,995	—	—	—

Total	1,291,187	—	—	—	1,477,060	—	—	—	1,490,269	—	—	—

TOTAL ASSETS
Ch$	3,824,910	396,534	—	—	3,974,263	369,783	—	—	4,239,388	360,716	—	—
UF	5,843,495	516,900	—	—	5,142,514	355,340		—	4,891,497	381,230	—	—
Foreign currency	2,857,851	153,797	—	—	2,752,205	(96,345)	—	—	2,895,827	41,716	—	—

Total	12,526,256	1,067,231	—	—	11,868,982	628,778	—	—	12,026,712	783,662	—	—

	Year ended December 31,
	2002				2003				2004
	Average Balance	Interest Paid	Average Real Rate	Average Nominal Rate	Average Balance	Interest Paid	Average Real Rate	Average Nominal Rate	Average Balance	Interest Paid	Average Real Rate	Average Nominal Rate
	(in millions of constant Ch$ as of December 31, 2004, except for rate data)
LIABILITIES AND SHAREHOLDERS’ EQUITY
INTEREST BEARING LIABILITIES
Savings accounts
Ch$	—	—	—	—	—	—	—	—	153	3	(0.5%)	2.0%
UF	170,125	6,889	1.1%	4.0%	164,172	2,575	0.6%	1.6%	132,708	2,588	(0.5%)	2.0%
Foreign currency	—	—	—	—	—	—	—	—	—	—	—	—

Total	170,125	6,889	1.1%	4.0%	164,172	2,575	0.6%	1.6%	132,861	2,591	(0.5%)	2.0%

Time deposits
Ch$	2,404,686	115,175	1.8%	4.8%	2,043,428	73,416	2.6%	3.6%	1,799,420	49,204	0.2%	2.7%
UF	1,749,650	106,382	3.0%	6.1%	1,200,048	43,064	2.6%	3.6%	1,427,689	62,253	1.8%	4.4%
Foreign currency	864,646	12,824	7.0%	1.5%	818,296	8,856	(15.7%)	1.1%	793,979	10,419	(7.7%)	1.3%

Total	5,018,982	234,381	3.1%	4.7%	4,061,772	125,336	(1.1%)	3.1%	4,021,088	121,876	(0.8%)	3.0%

Central Bank borrowings
Ch$	9,011	416	1.6%	4.6%	6,216	165	1.7%	2.7%	17,108	371	(0.3%)	2.2%
UF	34,686	2,490	4.1%	7.2%	26,396	1,479	4.6%	5.6%	19,456	1,268	3.9%	6.5%
Foreign currency	—	—	—	—	—	—	—	—	—	—	—	—

Total	43,697	2,906	3.6%	6.7%	32,612	1,644	4.0%	5.0%	36,564	1,639	2.0%	4.5%

Repurchase agreements
Ch$	173,932	8,517	1.9%	4.9%	181,588	8,176	3.5%	4.5%	276,436	16,440	3.4%	5.9%
UF	265,296	17,203	3.4%	6.5%	242,741	(9,960)	(5.0%)	(4.1%)	9,322	(761)	(10.4%)	(8.2%)
Foreign currency	111,004	3,958	9.2%	3.6%	246,276	1,859	(16.0%)	0.8%	337,417	1,560	(8.4%)	0.5%

Total	550,232	29,678	4.1%	5.4%	670,605	75	(6.7%)	0.0%	623,175	17,239	(3.2%)	2.8%

Mortgage finance bonds
Ch$	—	—	—	—	—	—	—	—	—	—	—	—
UF	1,770,566	153,754	5.6%	8.7%	1,540,953	109,230	6.1%	7.1%	1,261,013	103,647	5.6%	8.2%
Foreign currency	—	—	—	—	—	—	—	—	—	—	—	—

Total	1,770,566	153,754	5.6%	8.7%	1,540,953	109,230	6.1%	7.1%	1,261,013	103,647	5.6%	8.2%

Other interest bearing liabilities
Ch$	133,851	3,303	(0.5%)	2.5%	66,676	1,737	1.6%	2.6%	58,179	1,237	(0.3%)	2.1%
UF	554,578	58,972	7.5%	10.6%	471,713	44,419	8.4%	9.4%	272,666	31,525	8.9%	11.6%
Foreign currency	806,825	39,948	10.75%	5.0%	976,335	33,570	(13.8%)	3.4%	988,331	35,573	(5.6%)	3.6%

Total	1,495,254	102,223	8.5%	6.8%	1,514,724	79,726	(6.2%)	5.3%	1,319,176	68,335	(2.4%)	5.2%

Total interest bearing liabilities
Ch$	2,721,480	127,411	1.7%	4.7%	2,297,908	83,494	2.7%	3.6%	2,151,296	67,255	0.6%	3.1%
UF	4,544,901	345,690	4.5%	7.6%	3,646,023	190,807	4.2%	5.2%	3,122,854	200,520	3.8%	6.4%
Foreign currency	1,782,475	56,730	8.8%	3.2%	2,040,907	44,285	(14.8%)	2.2%	2,119,727	47,552	(6.8%)	2.2%

Total	9,048,856	529,831	4.5%	5.9%	7,984,838	318,586	(1.1%)	4.0%	7,393,877	315,327	(0.1%)	4.3%

	Year ended December 31,
	2002				2003				2004
	Average Balance	Interest Paid	Average Real Rate	Average Nominal Rate	Average Balance	Interest Paid	Average Real Rate	Average Nominal Rate	Average Balance	Interest Paid	Average Real Rate	Average Nominal Rate
	(in millions of constant Ch$ of December 31, 2004, except for rate data)
NON-INTEREST BEARING LIABILITIES
Non-interest bearing demand deposits
Ch$	1,706,603	—	—	—	1,708,097	—	—	—	1,753,616	—	—	—
UF	—	—	—	—	—	—	—	—	—	—	—	—
Foreign currency	—	—	—	—	—	—	—	—	—	—	—	—
Total	1,706,603	—	—	—	1,708,097	—	—	—	1,753,616	—	—	—

Contingent obligations										—	—	—
Ch$	66,259	—	—	—	48,729	—	—	—	74,051	—	—	—
UF	213,688	—	—	—	182,398	—	—	—	183,770	—	—	—
Foreign currency	407,981	—	—	—	455,595	—	—	—	716,520	—	—	—

Total	687,928	—	—	—	686,722	—	—	—	974,341	—	—	—

Other non-interest bearing Liabilities										—	—	—
Ch$	481	—	—	—	1,018,616	—	—	—	896,481	—	—	—
UF	49,100	—	—	—	137,190	—	—	—	370,236	—	—	—
Foreign currency	26,325	—	—	—	(625,494)	—	—	—	(343,697)	—	—	—

Total	75,906	—	—	—	530,312	—	—	—	923,020	—	—	—

Shareholders’ equity										—	—	—
Ch$	1,006,963	—	—	—	959,013	—	—	—	981,858	—	—	—
UF	—	—	—	—	—	—	—	—	—	—	—	—
Foreign currency	—	—	—	—	—	—	—	—	—	—	—	—

Total	1,006,963	—	—	—	959,013	—	—	—	981,858	—	—	—

Total non-interest bearing liabilities and shareholders’ equity										—	—	—
Ch$	2,780,306	—	—	—	3,734,455	—	—	—	3,706,006	—	—	—
UF	262,788	—	—	—	319,588	—	—	—	554,006	—	—	—
Foreign currency	434,306	—	—	—	(169,899)	—	—	—	372,823	—	—	—

Total	3,477,400	—	—	—	3,884,144	—	—	—	4,632,835	—	—	—

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY
Ch$	5,501,786	127,411	—	—	6,032,363	83,494	—	—	5,857,302	67,255	—	—
UF	4,807,689	345,690	—	—	3,965,611	190,807	—	—	3,676,860	200,520	—	—
Foreign currency	2,216,781	56,730	—	—	1,871,008	44,285	—	—	2,492,550	47,552	—	—

Total	12,526,256	529,831	—		11,868,982	318,586	—	—	12,026,712	315,327	—	—

Changes in Net Interest Revenue and Interest Expense: Volume and Rate Analysis

The following table allocates, by currency of denomination, changes in our interest revenue and interest expense between changes in the average volume of interest earning assets and interest bearing liabilities and changes in their respective nominal interest rates for 2004 compared to 2003 and 2003 compared to 2002. Volume and rate variances have been calculated based on movements in average balances over the period and changes in nominal interest rates on average interest earning assets and average interest bearing liabilities.

	Increase (Decrease) from 2002 to 2003 Due to Changes in			Net Change from 2002 to 2003	Increase (Decrease) from 2003 to 2004 Due to Changes in			Net Change from 2003 to 2004
	Volume	Rate	Rate and Volume		Volume	Rate	Rate and Volume
	(in millions of constant Ch$ as of December 31, 2004)
INTEREST EARNING ASSETS
Interbank deposits
Ch$	77	(769)	(32)	(724)	(843)	38	(28)	(833)
UF	(1,525)	(623)	589	(1,559)	7	42	5	54
Foreign currency	0	0	0	0	0	0	0	0

Total	(1,448)	(1,392)	557	(2,283)	(836)	80	(23)	(779)

Financial investments
Ch$	(744)	(5,574)	228	(6,090)	5,261	(2,689)	(1,172)	1,400
UF	(13,098)	(23,796)	4,512	(32,382)	474	11,383	147	12,004
Foreign currency	4,982	(208,074)	(10,149)	(213,241)	9,531	140,582	(12,061)	138,052

Total	(8,860)	(237,444)	(5,409)	(251,713)	15,266	149,276	(13,086)	151,456

Loans
Ch$	29,944	(46,180)	(3,800)	(20,036)	23,278	(29,368)	(1,988)	(8,078)
UF	(37,655)	(65,371)	9,050	(93,976)	7,330	19,899	819	28,048
Foreign currency	(21,646)	(23,941)	10,570	(35,017)	(1,266)	1,224	(111)	(153)

Total	(29,357)	(135,492)	15,820	(149,029)	29,342	(8,245)	(1,280)	19,817

Mortgage loans
Ch$	—	—	—	—	—	—	34	34
UF	(2,209)	(31,751)	407	(33,553)	(29,579)	19,626	(4,184)	(14,137)
Foreign currency	—	—	—	—	—	—	—	—

Total	(2,209)	(31,751)	407	(33,553)	(29,579)	19,626	(4,150)	(14,103)

Contingent loans
Ch$	(453)	14	(4)	(443)	660	(328)	(170)	162
UF	(281)	222	(33)	(92)	14	(95)	(1)	(82)
Foreign currency	306	(1,966)	(229)	(1,889)	426	(169)	(97)	160

Total	(428)	(1,730)	(266)	(2,424)	1,100	(592)	(268)	240

Past due loans
Ch$	6,628	(3,787)	(2,303)	538	(2,089)	412	(75)	(1,752)
UF	0	0	0	0	0	0	0	0
Foreign currency	0	0	0	0	0	0	0	0

Total	6,628	(3,787)	(2,303)	538	(2,089)	412	(75)	(1,752)

Total interest earning assets
Ch$	35,452	(56,296)	(5,911)	(26,755)	37,838	(42,550)	(4,354)	(9,066)
UF	(54,768)	(121,319)	14,525	(161,562)	(16,980)	45,021	(2,151)	25,890
Foreign currency	(16,358)	(233,981)	192	(250,147)	(3,666)	136,531	5,195	138,060

Total	(35,674)	(411,596)	8,806	(438,464)	17,192	139,002	(1,310)	154,884

	Increase (Decrease) from 2002 to 2003 Due to Changes in			Net Change from 2002 to 2003	Increase (Decrease) from 2003 to 2004 Due to Changes in			Net Change from 2003 to 2004
	Volume	Rate	Rate and Volume		Volume	Rate	Rate and Volume
	(in millions of constant Ch$ as of December 31, 2004)
INTEREST BEARING LIABILITIES
Saving accounts
Ch$	—	—	—	—	—	—	3	3
UF	(241)	(4,220)	148	(4,313)	(493)	627	(120)	14
Foreign currency	0	0	0	0	0	0	0	0

Total	(241)	(4,220)	148	(4,313)	(493)	627	(117)	17

Time deposits
Ch$	(17,303)	(28,779)	4,323	(41,759)	(8,767)	(17,540)	2,094	(24,213)
UF	(33,417)	(43,597)	13,695	(63,319)	8,169	9,263	1,757	19,189
Foreign currency	(687)	(3,467)	186	(3,968)	(263)	1,882	(56)	1,563

Total	(51,407)	(75,843)	18,204	(109,046)	(861)	(6,395)	3,795	(3,461)

Central Bank borrowings
Ch$	(129)	(177)	55	(251)	289	(30)	(53)	206
UF	(595)	(547)	131	(1,011)	(389)	242	(64)	(211)
Foreign currency	0	0	0	0	0	0	0	0

Total	(724)	(724)	186	(1,262)	(100)	212	(117)	(5)

Repurchase agreements
Ch$	375	(685)	(30)	(340)	4,271	2,622	1,370	8,263
UF	(1,463)	(28,090)	2,388	(27,165)	9,578	(9,856)	9,477	9,199
Foreign currency	4,824	(3,121)	(3,803)	(2,100)	688	(720)	(267)	(299)

Total	3,736	(31,896)	(1,445)	(29,605)	14,537	(7,954)	10,580	17,163

Mortgage finance bonds
Ch$	0	0	0	0	0	0	0	0
UF	(19,940)	(28,248)	3,663	(44,525)	(19,843)	17,426	(3,166)	(5,583)
Foreign currency	—	—	—	—	—	—	—	—

Total	(19,940)	(28,248)	3,663	(44,525)	(19,843)	17,426	(3,166)	(5,583)

Other interest bearing liabilities
Ch$	(1,658)	183	(92)	(1,567)	(221)	(319)	41	(499)
UF	(8,812)	(6,751)	1,009	(14,554)	(18,743)	10,120	(4,270)	(12,893)
Foreign currency	8,393	(12,206)	(2,564)	(6,377)	412	1,571	19	2,002

Total	(2,077)	(18,774)	(1,647)	(22,498)	(18,552)	11,372	(4,210)	(11,390)

Total interest bearing liabilities
Ch$	(18,715)	(29,458)	4,256	(43,917)	(5,327)	(11,656)	744	(16,239)
UF	(64,468)	(111,453)	21,034	(154,887)	(27,379)	43,308	(6,214)	9,715
Foreign currency	12,530	(18,794)	(6,181)	(12,445)	1,710	1,498	58	3,266

Total	(70,653)	(159,705)	19,109	(211,249)	(30,996)	33,150	(5,412)	(3,258)

Interest Earning Assets: Net Interest Margin

The following table analyzes, by currency of denomination, the levels of average interest earning assets and net interest earned by Santander-Chile, and illustrates the comparative margins obtained, for each of the periods indicated in the table.

	Year ended December 31,
	2002	2003	2004
	(in millions of constant Ch$ as of December 31, 2004)
Total average interest earning assets
Ch$	2,744,993	2,928,024	3,227,631
UF	5,752,185	5,115,417	4,870,980
Foreign currency	2,737,891	2,348,481	2,437,832

Total	11,235,069	10,391,922	10,536,443

Net interest earned(1)
Ch$	269,123	286,289	293,461
UF	171,210	164,533	180,710
Foreign currency	97,067	(140,630)	(5,836)

Total	537,400	310,192	468,335

Net interest margin(2)
Ch$	9.8%	9.8%	9.1%
UF	3.0%	3.2%	3.7%
Foreign currency	3.5%	(6.0%)	(0.2%)

Total	4.8%	3.0%	4.4%

Net interest margin, excluding contingent loans(2)(3)
Ch$	10.0%	9.9%	9.3%
UF	3.1%	3.3%	3.9%
Foreign currency	4.1%	(7.4%)	(0.3%)

Total	5.1%	3.2%	4.9%

(1)	Net interest earned is defined as interest revenue earned less interest expense incurred.
(2)	Net interest margin is defined as net interest earned divided by average interest earning assets.
(3)	Pursuant to Chilean GAAP, Santander-Chile also includes contingent loans as interest earning assets. See “Item 5D: Asset and Liability Management—Loan Portfolio—Contingent Loans.”

Return on Equity and Assets; Dividend Payout

The following table presents certain information and selected financial ratios for Santander-Chile for the periods indicated:

	Year ended December 31,
	2002	2003	2004
	(in millions of constant Ch$ as of December 31, 2004, except for percentages)
Net income	162,753	212,108	198,795
Average total assets	12,526,256	11,868,982	12,026,712
Average shareholders’ equity	1,006,963	959,013	981,858
Net income as a percentage of:
Average total assets	1.30%	1.79%	1.65%
Average shareholders’ equity	16.16%	22.12%	20.25%
Average shareholders’ equity as a percentage of:
Average total assets	8.04%	8.08%	8.16%
Declared cash dividend	162,753	212,108	198,795
Dividend payout ratio, based on net income	100.0%	100.0%	100.0%

Loan Portfolio

The following table analyzes our loans by type of loan. Except where otherwise specified, all loan amounts stated below are before deduction for loan loss allowances. Total loans reflect our loan portfolio, including past due principal amounts.

	As of December 31,
	2000	2001	2002	2003	2004
	(in millions of constant Ch$ as of December 31, 2004)
Commercial loans:
General commercial loans	1,973,484	2,127,336	3,000,858	2,574,666	3,151,927
Foreign trade loans	261,083	405,540	551,565	443,327	494,527
Interbank loans	15,414	22,361	4,268	146,573	130,983
Leasing contracts	262,394	282,308	437,222	442,654	502,221
Other outstanding loans	773,059	637,366	956,117	849,129	1,337,177

Subtotal commercial loans	3,285,434	3,474,911	4,950,030	4,456,349	5,616,835
Mortgage loans:
Residential	473,003	504,337	926,325	920,375	341,687
Commercial	559,880	604,780	713,359	610,491	579,342

Subtotal mortgage loans	1,032,883	1,109,117	1,639,684	1,530,866	921,029
Consumer loans	318,743	325,819	734,046	796,465	1,079,913
Past due loans	67,732	70,613	172,617	174,313	131,068

Subtotal	4,704,792	4,980,460	7,496,377	6,957,993	7,748,845
Contingent loans(1)	318,862	387,715	642,275	849,581	870,794

Total loans(2)	5,023,654	5,368,175	8,138,652	7,807,574	8,619,639

(1)	For purposes of loan classification, contingent loans are considered as commercial loans.
(2)	All of the above categories except mortgage loans, past due loans and contingent loans are combined into “Loans” as reported in the tables set forth under “Item 4: Information on the Company—Selected Statistical Information—Average Balance Sheets, Income Earned from Interest Earning Assets and Interest Paid on Interest-Bearing Liabilities.”

The loan categories are as follows:

Commercial loans are long-term and short-term loans granted in Chilean pesos, on an adjustable or fixed rate basis, primarily to finance working capital or investments. As of January 1, 2004, checking overdraft lines for companies are classified as commercial loans.

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

Consumer loans are loans to individuals, granted in Chilean pesos, generally on a fixed rate basis, to finance the purchase of consumer goods or to pay for services. They also include credit card balances subject to interest charges. As of January 1, 2004, checking overdraft lines for individuals are classified as commercial loans.

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

Maturity and Interest Rate Sensitivity of Loans as of December 31, 2004

The following table sets forth an analysis by type and time remaining to maturity of our loans as of December 31, 2004:

	Due on or within 1 year	Due after 1 year but on or within 5 years	Due after 5 years	Total balance as of December 31, 2004
	(in millions of constant Ch$ as of December 31, 2004)
Commercial loans	1,604,143	1,065,432	482,352	3,151,927
Consumer loans	687,903	389,562	2,448	1,079,913
Mortgage loans	88,072	294,702	538,255	921,029
Leasing contacts	160,489	250,521	91,211	502,221
Foreign trade loans	364,361	103,724	26,442	494,527
Interbank loans	130,983	—	—	130,983
Other outstanding loans	187,034	298,297	851,846	1,337,177
Past due loans	131,068	—	—	131,068

Subtotal	3,354,053	2,402,238	1,992,554	7,748,845

Contingent loans	463,284	367,195	40,315	870,794

Total loans	3,817,337	2,769,433	2,032,869	8,619,639

The following tables present the interest rate sensitivity of outstanding loans due after one year as of December 31, 2004 (not including contingent loans). See also “Item 5: Operating and Financial Review and Prospects—Results of Operations—Interest Rate Sensitivity.”

As of December 31, 2004
(in millions of constant Ch$ as of December 31, 2004)
Variable Rate
Ch$	100,597
UF	1,123,882
Foreign currency	4,851

Subtotal	1,229,330

Fixed Rate
Ch$	874,108
UF	2,018,503
Foreign currency	272,851

Subtotal	3,165,462

Total	4,394,792

Loans by Economic Activity

The following table sets forth at the dates indicated an analysis of our loan portfolio based on the borrower’s principal economic activity. Loans to individuals for business purposes are allocated to their economic activity. The table does not reflect outstanding contingent loans.

	As of December 31,
	2003		2004
	Loan Portfolio	% of Loan Portfolio	Loan Portfolio	% of Loan Portfolio
	(in millions of constant Ch$ as of December 31, 2004, except for percentages)
Agriculture, Livestock, Agribusiness, Fishing
Agriculture and livestock	164,677	2.4%	188,387	2.4%
Fruit	55,915	0.8%	62,599	0.8%
Forestry and wood extraction	50,291	0.7%	38,283	0.5%
Fishing	66,997	1.0%	66,336	0.9%

Subtotal	337,880	4.9%	355,605	4.6%

Mining and Petroleum
Mining and quarries	31,198	0.4%	70,909	0.9%
Natural gas and crude oil extraction	30,827	0.4%	41,660	0.5%

Subtotal	62,025	0.8%	112,569	1.4%

	As of December 31,
	2003		2004
	Loan Portfolio	% of Loan Portfolio	Loan Portfolio	% of Loan Portfolio
	(in millions of constant Ch$ as of December 31, 2004, except for percentages)
Manufacturing
Tobacco, food and beverages	137,543	2.0%	134,931	1.7%
Textiles, clothing and leather goods	56,634	0.8%	64,636	0.9%
Wood and wood products	39,014	0.6%	39,791	0.5%
Paper, printing and publishing	21,318	0.3%	23,950	0.3%
Oil refining, carbon and rubber	99,519	1.4%	91,745	1.2%
Production of basic metal, non minerals, machine and equipment	108,227	1.6%	135,821	1.8%
Other manufacturing industries	45,247	0.7%	33,111	0.4%

Subtotal	507,502	7.4%	523,985	6.8%

Electricity, Gas and Water
Electricity, gas and water	249,034	3.6%	82,481	1.1%

Subtotal	249,034	3.6%	82,481	1.1%

Construction
Residential buildings	257,759	3.7%	296,240	3.8%
Other constructions	189,021	2.7%	272,900	3.5%

Subtotal	446,780	6.4%	569,140	7.3%

Commerce
Wholesale	215,433	3.1%	248,551	3.2%
Retail, restaurants and hotels	434,037	6.2%	451,182	5.8%

Subtotal	649,470	9.3%	699,733	9.0%

Transport, Storage and Communications
Transport and storage	116,024	1.7%	145,125	1.9%
Communications	109,585	1.6%	103,911	1.3%

Subtotal	225,609	3.3%	249,036	3.2%

Financial Services
Financial insurance and companies	459,589	6.6%	524,095	6.8%
Real estate and other financial services	229,957	3.3%	281,554	3.6%

Subtotal	689,546	9.9%	805,649	10.4%

Community, Social and Personal Services
Community, social and personal services	1,548,473	22.2%	1,454,708	18.8%

Subtotal	1,548,473	22.2%	1,454,708	18.8%

Consumer Credit	808,831	11.6%	1,090,080	14.1%
Residential Mortgage Loans	1,432,843	20.6%	1,805,859	23.3%

Total	6,957,993	100.0%	7,748,845	100.0%

Foreign Country Outstanding

In the fiscal year ended December 31, 2004, foreign country loans totaled Ch$30,473 million. As of December 31, 2004, no country represents more than 1% of our total assets.

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

Credit Approval: Retail Banking

Santander-Chile’s Risk Division for Individuals reports to the Corporate Risk Division for Individuals and small businesses, and is responsible for the risk policies for this segment. The credit evaluation process is based on an evaluation system known as Garra which is decentralized, automated and is based on a scoring system which incorporates our Credit Risk policies. The credit evaluation process is based on the gathering of information to determine a client’s financial stability, payment capacity and commercial nature. The following parameters are used to evaluate an applicant’s credit risk: (i) income, (ii) length of current employment, (iii) indebtedness, (iv) credit reports and (v) background information, which is accessed by means of internal and external databases. Operations which cannot be approved by Garra are sent to the Approval Center, a centralized area that carries out yearly analyses and renewals of credit lines and credit cards and evaluates higher risk credits. All credit approvals are performed by a committee.

The following table lists our committees from which credit approval is required depending on total risk exposure:

Approved By	Maximum approval in Thousands of US$
Executive Credit Committee	40,000
Senior Committee	20,000
Business Segment Committee	8,000-10,000
Large Companies	10,000
Real estate sector	10,000
Medium-sized companies	8,000
Regional Committee	5,000
Branch committee	300
Companies	300
Mortgage	120
Persons	30

The Executive Credit Committee is comprised of the Chairman of the Board, two additional Board members, the Corporate Legal Counsel, the CEO, the Manager of Global Banking, the Corporate Director of Risk and two senior members of the Credit Risk department that present the loans being reviewed. This committee reviews the loan positions reviewed by the Senior Credit Committee above US$10 million and approves those loan positions greater than US$20 million up to US$40 million.

The Senior Committee is comprised of the CEO, the Manager of the Wholesale segment, the Manager of the Medium-sized companies segment, General Counsel, the Corporate Director of Credit Risk, the Manager of the Follow-Up and Control of Credit Risk and the Manager of Credit Admissions. The Senior Committee reviews and will either approve or deny transactions in the range of US$8 million to US$20 million that have been previously approved by one of the Business Segment Committees: (i) Large Companies, (ii) Medium-sized Companies and (iii) Real Estate. The Regional Committees have a maximum approval of up to US$5 million. The regional committees oversee the branch networks outside of Santiago. At the branch level the maximum approval is US$300,000 for companies, US$30,000 for individuals and US$120,000 for mortgages. For the lower level committees, credit granting authority varies according to the seniority and experience of the committee members, and the values indicated represent upper limits. All committees include at least two bank officers from the commercial and credit areas.

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

The credit evaluation process is, for the most part, decentralized and is carried out by credit analysts at branch offices who use the Syseva system (Sistema de Evaluación de Riesgos) for approving an operation, which includes the credit risk parameters and credit scoring mechanisms mentioned above. Additionally, a central unit exists, which reports to Banefe’s Risk Division, that carries out yearly analyses and renewals of credit lines and credit cards and evaluates higher risk credit or operations that cannot be approved or rejected automatically through Syseva.

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

Classification of Loan Portfolio

Chilean banks are required to classify their outstanding exposures on an ongoing basis for the purpose of determining the amount of loan loss allowances. The guidelines used by banks for such classifications are established by the Superintendency of Banks, although banks are given some latitude in devising more stringent classification systems within such guidelines. The Superintendency of Banks regularly examines and evaluates each financial institution’s credit management process, including its compliance with the loan classification guidelines, and on that basis classifies banks and other financial institutions into three categories: I, II and III. Category I is reserved for institutions that fully comply with the loan classification guidelines. Institutions are rated in Category II if their loan classification system reveals deficiencies that must be corrected by the bank’s management. Category III indicates significant deviations from the Superintendency of Banks’ guidelines that clearly reflect inadequacies in the evaluation of the risk and estimated losses associated with loans. We have been classified in Category I since December 1991, when the classification system was first applied to us.

In accordance with the new loan classification and reserve regulations, which became effective as of January 1, 2004, the models and methods used to classify our loan portfolio must comply with the following guidelines, which have been established by the Superintendency of Banks and our management and have been approved by our Board.

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

Banks may analyze loans for classification purposes on either an individual or group basis, subject to approval by the Superintendency of Banks of the methodology for allocation of loans between individual and group analysis. We analyze on an individual basis the largest loans in our portfolio that together comprise 75% of our portfolio.

Models based on the individual analysis of borrowers

Under the new system, models based on the individual analysis of borrowers:

•	Must assign a risk category level to each borrower and its respective loans.

•	Must consider the following risk factors within the analysis: industry or sector of the borrower, owners or managers of the borrower, their financial situation, their payment capacity and payment behavior.

•	Must assign one of the following risk categories to each loan and borrower upon finishing the analysis:

•	Classifications A1, A2 and A3 correspond to borrowers with no apparent credit risk.

•	Classification B corresponds to borrowers with some credit risk but no apparent deterioration of payment capacity.

•	Classifications C1, C2, C3, C4, D1 and D2 correspond to borrowers whose loans have deteriorated.

As a Category I bank, we are permitted to use our own models to classify loans into the risk categories created by the Superintendency of Banks. In addition, for loans classified as A1, A2, A3 and B our board of directors is authorized to determine the levels of required reserves. For loans that we classify in Categories C1, C2, C3, C4, D1 and D2, however, we must maintain the level of reserves required by the Superintendency of Banks, as set forth below:

Classification	Estimated range of loss	Reserve (1)
C1	Up to 3%	2%
C2	More than 3% up to 19%	10
C3	More than 19% up to 29%	25
C4	More than 29% up to 49%	40
D1	More than 49% up to 79%	65
D2	More than 79%	90

(1)	Required reserve amounts are percentages of the aggregate amount of the principal and accrued but unpaid interest of the loan.

Models based on group analysis

Under the new system, models based on group analysis:

•	Must be suitable for the evaluation of a large number of borrowers whose individual loan amounts are relatively small. These models are intended to be used primarily to analyze loans to individuals and small companies.

•	Must involve levels of required reserves determined by the Bank, according to the estimated loss that may result from the loans, by classifying the loan portfolio using one or both of the following models:

•	Must be based on the characteristics of the borrowers and their outstanding loans. Borrowers and their loans with similar characteristics will be placed into groups and each group will be assigned a risk level.

•	Must be based on the behavior of a group of loans. Loans with analogous past payment histories and similar characteristics will be placed into groups and each group will be assigned a risk level.

The provisioning of consumer and mortgage loans has not been modified from the old version of the risk index. The risk category of these loans is directly related to the amount of days an installment is past due.

	Consumer loans past due status (1)		Residential mortgage loans past due status(1)		Allowances as a percentage of aggregate exposure (1)
Category	From	To	From	To
	(Days)		(Days)
A	—	—	—	—	—%
B	1	30	1	180	1
B-	31	60	181	>181	20
C	61	120	—	—	60
D	121	>121	—	—	90

(1)	Required reserve amounts are percentages of the aggregate amount of the principal and accrued but unpaid interest of the loan.

Additional Reserves

Under the new regulations, banks are permitted to create reserves above the limits described above only to cover specific risks that have been authorized by their board of directors. Voluntary reserves are no longer permitted.

Old Loan Classification System

For purposes of classification until year-end 2003, loans were divided into consumer loans, residential mortgage loans and commercial loans (which for these purposes include all loans other than consumer loans and residential mortgage loans). In the case of commercial loans, the classification was based on the estimated losses on all of the loans outstanding to the borrower, as determined by us. In the case of consumer and residential mortgage loans, the extent to which payments were overdue determines the classification. Commercial and consumer loans are rated A, B, B-, C or D, while residential mortgage loans were rated only A, B or B-, except loans purchased from the former Asociacion Nacional de Ahorro y Prestamo, or National Association of Savings and Loans, which may be classified as C or D. The allowances required for each category of loans, which were established by the Superintendency of Banks, are as follows:

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

Analysis of Santander Chile’s Loan Classification

The following tables provide statistical data regarding the classification of our loans at the end of each of the last five years. As discussed above, until December 31, 2003, our risk analysis system require us to evaluate, for classification purposes, only a portion (but in no event less than 75.0%) of our total commercial loan portfolio, including past due and contingent loans.

	As of December 31, 2000 (in millions of constant Ch$ as of December 31, 2004, except for percentages)
Category	Commercial Loans	Consumer Loans	Residential Mortgage Loans	Total Loans	Percentage of Evaluated Loans
A	1,547,189	286,713	781,088	2,614,990	59%
B	1,634,991	20,406	35,879	1,691,276	38%
B-	67,981	5,277	9,673	82,931	2%
C	21,494	3,561	—	25,055	1%
D	8,989	4,531	—	13,520	0%
Total of evaluated loans	3,280,64	320,488	826,640	4,427,772	100%
Total loans	3,876,525	320,488	826,640	5,023,654
Percentage evaluated	84.6%	100%	100.0%	88.1%

	As of December 31, 2001 (in millions of constant Ch$ as of December 31, 2004, except for percentages)
Category	Commercial Loans	Consumer Loans	Residential Mortgage Loans	Total Loans	Percentage of Evaluated Loans
A	1,682,884	293,363	764,873	2,741,120	58.4%
B	1,783,687	20,820	30,491	1,834,998	39.1%
B-	64,631	4,691	10,236	79,558	1.7%
C	16,427	3,884	—	20,311	0.4%
D	13,934	4,788	—	18,722	0.4%
Total of evaluated loans	3,561,563	327,546	805,600	4,694,709	100%
Total loans	4,235,029	327,546	805,600	5,368,175
Percentage evaluated	84.1%	100.0%	100.0%	87.5%

	As of December 31, 2002 (in millions of constant Ch$ as of December 31, 2004, except for percentages)
Category	Commercial Loans	Consumer Loans	Residential Mortgage Loans	Total Loans	Percentage of Evaluated Loans
A	2,768,472	602,664	1,322,821	4,693,957	64%
B	2,182,709	83,674	97,248	2,363,631	32%
B-	111,590	26,726	32,159	170,475	2%
C	29,276	19,323	2,763	51,362	1%
D	25,066	12,422	2	37,490	1%
Total of evaluated loans	5,117,113	744,809	1,454,993	7,316,915	100%
Total loans	5,938,849	744,809	1,454,994	8,138,652
Percentage evaluated	86.2%	100%	100.0%	89.9%

	As of December 31, 2003 (in millions of constant Ch$ as of December 31, 2004, except for percentages)
Category	Commercial Loans	Consumer Loans	Residential Mortgage Loans	Total Loans	Percentage of Evaluated Loans
A	3,001,615	638,140	1,270,680	4,910,435	69.7%
B	1,632,947	97,657	120,303	1,850,907	26.3%
B-	103,197	31,763	39,445	174,405	2.5%
C	28,662	25,401	2,441	56,474	0.8%
D	32,563	15,871	2	48,436	0.7%
Total of evaluated loans	4,798,984	808,832	1,432,841	7,040,657	100.0%
Total loans	5,565,900	808,832	1,432,841	7,807,574
Percentage evaluated	86.2%	100.0%	100.0%	90.2%

	As of December 31, 2004 (in millions of constant Ch$ as of December 31, 2004, except for percentages)
Category	Commercial Loans	Consumer Loans	Residential Mortgage Loans	Total Loans	Percentage of Evaluated Loans
A	0	912,730	1,680,042	2,592,772	30.1%
A1	418,305	0	0	418,305	4.9%
A2-	3,585,810	0	0	3,585,810	41.6%
A3	639,805	0	0	639,805	7.4%
B	628,455	93,781	86,579	808,815	9.4%
B-	0	33,097	37,158	70,255	0.8%
C	0	30,769	2,079	32,848	0.4%
C1	254,194	0	0	254,194	2.9%
C2	55,364	0	0	55,364	0.6%
C3	31,413	0	0	31,413	0.4%
C4	23,812	0	0	23,812	0.3%
D	0	19,703	1	19,704	0.2%
D1	25,255	0	0	25,255	0.3%
D2	61,287	0	0	61,287	0.7%
Total of evaluated loans	5,723,700	1,090,080	1,805,859	8,619,639	100%
Total loans	5,723,700	1,090,080	1,805,859	8,619,639
Percentage evaluated	100%	100.0%	100.0%	100%

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

The following table sets forth as of December 31 of each of the last five years the amounts that are current as to payments of principal and interest and the amounts overdue:

Total Loans

The following table sets forth as of December 31 of each of the last five years the amounts that are:

	As of December 31,
	2000	2001	2002	2003	2004
	(in millions of constant Ch$ as of December 31, 2004)
Current	4,918,320	5,268,251	7,881,711	7,574,406	8,444,641
Overdue 1-29 days	11,639	19,324	44,140	38,197	29,369
Overdue 30-89 days	25,963	9,986	40,184	20,658	14,561
Overdue 90 days or more (“past due”)	67,732	70,614	172,617	174,313	131,068
Total loans	5,023,654	5,368,175	8,138,652	7,807,574	8,619,639
Overdue loans expressed as a percentage of total loans	2.1%	1.9%	3.2%	3.0%	2.0%
Past due loans as a percentage of total loans	1.3%	1.3%	2.1%	2.2%	1.5%

We suspend the accrual of interest and readjustments on all overdue loans. The amount of interest that would have been recorded on overdue loans if they had been accruing interest was Ch$13,331 million, Ch$5,606 million and Ch$4,879 million for the years ended December 31, 2002, 2003 and 2004, respectively.

Loans included in the previous table which have been restructured and that bear no interest are as follows:

	As of December 31,
	2000	2001	2002	2003	2004
	(in millions of constant Ch$ as of December 31, 2004)
Ch$	6,739	7,103	8,900	14,419	18,341
Foreign currency	3,294	10	740	4,644	9,441
UF	3,973	6,568	3,272	2,965	4,316
Total	14,006	13,681	12,912	22,028	32,098

The amount of interest that would have been recorded on these loans for the years ended December 31, 2002, 2003 and 2004 if these loans had been earning a market interest rate was Ch$1,442 million, Ch$2,343 million and Ch$2,932 million, respectively.

Loan Loss Allowances

The following table sets forth our balance of loan loss allowances, the minimum allowances to be established by us in accordance with the regulations of the Superintendency of Banks and such total expressed as a percentage of total loans. Amounts for 2003 are as determined under the regulations then in effect, and amounts for 2004 are determined under the new rules.

	As of December 31,
	2000	2001	2002	2003	2004
	(in millions of constant Ch$ as of December 31, 2004, except for percentages)
Reserves based on the requirements of the Superintendency of Banks	68,826	72,471	136,729	146,782	173,286
Reserves based on 0.75%	37,678	40,262	61,040	58,557	—
Individual and global loan loss allowances	84,043	86,785	160,347	172,032	173,286
Minimum reserves required	84,043	86,785	160,347	172,032	173,286
Voluntary reserves	11,076	13,840	13,101	366	—

Total loan loss allowances	95,119	100,625	173,448	172,398	173,286

Total loan allowances as a percentage of total loans	1.9%	1.9%	2.1%	2.2%	2.0%

Analysis of Substandard Loans and Amounts Past Due

The following table analyzes our substandard loans (i.e., all of the loans included in categories B-, C and D) and past due loans and the allowances for loan losses existing at the dates indicated. Substandard loans in the old rating system included all loans rated B- or worse. In the new loan rating system, substandard loans include all consumer loans and mortgage loans rated B- or worse and all commercial loans rated C1 or worse. Therefore, the 2004 and 2003 figures are not entirely comparable.

	As of December 31,
	2000	2001	2002	2003	2004
	(in millions of constant Ch$ as of December 31, 2004, except for percentages)
Total loans	5,023,654	5,368,175	8,138,652	7,807,574	8,619,639
Substandard loans (1)	121,508	118,592	259,331	279,314	319,938
Substandard loans as a percentage of total loans	2.42%	2.21%	3.19%	3.58%	3.71%

Amounts past due(2)	67,733	70,614	172,620	174,313	131,068
To the extent secured(3)	20,562	20,500	65,037	59,615	42,766
To the extent unsecured	47,171	50,114	107,583	114,698	88,302

Amounts past due as a percentage of total loans	1.35%	1.32%	2.12%	2.23%	1.52%
To the extent secured(3)	0.41%	0.39%	0.80%	0.76%	0.50%
To the extent unsecured	0.94%	0.93%	1.32%	1.47%	1.02%

Reserves for loans losses as a percentage of:
Total loans	1.84%	1.87%	2.13%	2.21%	2.01%
Total loans excluding contingent loans	2.00%	2.02%	2.31%	2.48%	2.24%
Total amounts past due	140.40%	142.50%	100.48%	98.90%	132.21%
Total amounts past due-unsecured	201.70%	200.80%	161.23%	150.31%	196.24%

(1)	Substandard loans in the old rating system included all loans rated B- or worse. In the new loan rating system substandard loans include all consumer and mortgage loans rated B- or worse and for commercial loans all loans rated C1 or worse. Therefore, the 2004 and 2003 numbers are not entirely comparable.
(2)	In accordance with Chilean regulations, past due loans that are 90 days or more overdue as to any payments of principal or interest.
(3)	Security generally consists of mortgages on real estate, pledges of marketable securities, letters of credit or cash.

Analysis of Loan Loss Allowances

The following table analyzes our loan loss allowances and changes in the allowances attributable to write-offs, new allowances, allowances released, allowances on loans acquired and the effect of price-level restatement on loan loss allowances. Chilean GAAP requires that the loan loss allowance be debited the full amount of all charge-offs (irrespective of whether the charged-off loan was fully provisioned) and simultaneously credited the same amount through the taking of a new provision. The net effect of these two entries, which are included in the table below under “charge-offs” and “allowances established, “ respectively, is to leave the loan loss allowance unchanged following the charge off of a loan. Subsequently, at the end of each calendar month, loan loss allowances are released to the extent not needed. Such releases, which are included in the table below under “allowances released,” therefore include any amounts relating to provisions originally made in respect of loans that have been charged-off.

	For the Year Ended December 31,
	2000	2001	2002	2003	2004
	(in millions of constant Ch$ of December 31, 2004, except for percentages)
Loan loss allowances at beginning of period	98,583	95,117	100,625	173,448	172,398
Increase in loan allowance due to the Merger	—	—	69,483	—	—
Release of allowances upon charge-offs (1)	(46,883)	(40,416)	(83,324)	(102,716)	(119,447)
Allowances established (2)	47,846	50,967	106,005	128,321	144,973
Allowances released(3)	—	(2,184)	(14,451)	(25,019)	68,090
Price-level restatement(4)	(4,427)	(2,859)	(4,890)	(1,637)	(4,528)

Loan loss allowances at end of period	95,119	100,625	173,448	172,398	173,286

Ratio of write-offs to average loans	0.9%	0.8%	1.0%	1.3%	1.4%
Loan loss allowances at end of period as a percentage of total loans	1.9%	1.9%	2.1%	2.2%	2.0%

(1)	Reflects release of loan loss allowance equal to the entire amount of loans charged off, including any portion of such loans with respect to which no allowance had been established prior to the charge-off.
(2)	Includes, in addition to provisions made in respect of increased risk of loss during the period, provisions made to replace allowances released upon charge-off of loans. See Note (1) to this table.
(3)	Represents the amount of loan loss allowances released during the year as a consequence of reduction in the level of risk existing in the loan portfolio, including as a result of improvement in the credit risk classification of borrowers and the write-off of loans.
(4)	Reflects the effect of inflation on the allowances for loan losses at the beginning of each period, adjusted to constant pesos of December 31, 2004.

The following tables shows charge-offs by Santander-Chile by type of loan:

	For the Year Ended December 31,
	2000	2001	2002	2003	2004
	(in millions of constant Ch$ as of December 31, 2004)
Consumer loans	13,382	14,338	37,437	58,523	81,937
Residential Mortgage loans	548	981	2,401	4,601	3,921
Commercial loans	32,953	25,097	43,486	39,591	33,589

Total	46,883	40,416	83,324	102,716	119,447

The following tables shows recoveries by Santander Chile by type of loan:

	For the Year Ended December 31,
	2000	2001	2002	2003	2004
	(in millions of constant Ch$ as of December 31, 2004)
Commercial recoveries	4,230	4,118	10,339	15,397	20,939
Consumer loans	3,939	5,242	14,258	17,929	24,873
Mortgage recoveries	121	400	1,338	1,421	2,168
Recoveries of loans reacquired from the Central Bank	1,388	2,317	68	15	—

Total	9,678	12,077	26,003	34,762	47,980

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

	As of December 31, 2000				As of December 31, 2001
	Allowance amount(1)	Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Loans in category as percentage of total loans(2)	Allowance amount(1)	Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Loans in category as percentage of total loans(2)
Commercial loans	65,639	1.7%	1.3%	77.2%	68,123	1.6%	1.3%	78.9%
Consumer loans	15,076	4.7%	0.3%	6.4%	15,507	4.7%	0.2%	6.1%
Residential mortgage loans	3,328	0.4%	0.1%	16.4%	3,154	0.4%	0.1%	15.0%
Total allocated allowances	84,041	1.7%	1.7%	100.0%	86,784	1.6%	1.6%	100.0%
Leasing	11,076	0.2%	0.2%		13,841	0.3%	0.3%
Voluntary allowances	—	—	—
Total allowances	95,119	1.9%	1.9%		100,625	1.9%	1.9%

	As of December 31, 2002				As of December 31, 2003
	Allowance amount(1)	Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Loans in category as percentage of total loans(2)	Allowance amount(1)	Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Loans in category as percentage of total loans(2)
Commercial loans	108,896	1.83%	1.34%	72.97%	109,894	1.97%	1.41%	66.42%
Consumer loans	38,028	5.11%	5.11%	9.15%	45,003	5.56%	0.57%	27.21%
Residential mortgage loans	9,919	0.68%	0.68%	17.88%	10,546	0.74%	0.14%	6.37%
Total allocated allowances	156,844	1.93%	1.93%	100.0%	165,443	2.12%	2.12%	100.00%
Leasing	3,503	0.05%	0.04%	—	6,589	0.08%	0.08%	—
Voluntary allowances	13,102	0.15%	0.16%	—	366	0.01%	0.01%
Total allowances	173,448	2.13%	2.13%		172,398	2.21%	2.21%

	As of December 31, 2004
	Allowance amount(1)	Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Loans in category as percentage of total loans(2)
Commercial loans	103,166	1.80%	1.20%	62.73%
Consumer loans	51,751	4.76%	0.60%	31.47%
Residential mortgage loans	9,546	0.53%	0.11%	5.80%
Total allocated allowances	164,463	1.91%	1.91%	100.00%
Leasing	8,823	0.10%	0.10%	—
Total non-allocated allowances	—	0.0%	0.00%
Total allowances	173,286	2.01%	2.01%

(1)	In millions of constant Chilean pesos as of December 31, 2004.
(2)	Based on our loan classification, as required by the Superintendency of Banks for the purpose of determining the loan loss allowance.

E. Research and Development, Patents and Licenses, etc.

We do not currently conduct any significant research and development activities.

F. Trend Information

In the first months of 2005 the growth of Chile’s economy continued to gain momentum. The main reason for this better than expected growth continues to be the recovery of internal demand as a result of an improvement in unemployment figures and the positive effects on demand and investment of the low interest rate environment.

In 1Q 2005 net income totaled Ch$53,960 million (Ch$0.29 per share and US$0.51/ADR), increasing 5.2% compared to 1Q 2004. The Bank’s ROE in the quarter reached 21.0% compared to 20.1% in 1Q 2004 and 17.8% for the Chilean banking industry. Core revenues, or net financial income plus fees, increased 12.1% in 1Q 2005 compared to 1Q 2004 (hereinafter, YoY).

Net financial income increased 12.0% YoY. This increase in net financial income was mainly due to strong loan growth in high yielding segments and products. As of March 31, 2005 total loans increased 5.7% compared to the balance as of December 31, 2004 (hereinafter, QoQ) and 14.3% YoY. Consumer loans increased 7.1% QoQ and 19.5% YoY. As a result of this growth, the Bank’s market share of total loans increased to 23.1% as of March 31, 2005 compared to 22.7% at year-end 2004. Loans as a percentage of assets increased to 70.8% in 1Q 2005 compared to 68.7% as of 1Q 2004.

The improvement of the Bank’s funding mix has also supported margins. Total customer deposits, or time, savings and demand deposits, increased 4.3% QoQ and 21.1% YoY. In 1Q 2005 the balance of non-interest bearing demand deposits, net of clearing, increased 7.4% QoQ and time deposits increased 3.1% in the same period. Mutual funds under management increased 7.8% QoQ and 15.5% YoY. With these growth rates the Bank’s market share in total customer funds, or customer deposits plus mutual funds, increased 30 bp, from 20.6% at year-end 2004 to 20.9% as of March 31, 2005.

The Bank’s net fee income increased 12.4% YoY. This growth was led by an increase in various fee income lines and segments and was driven among other factors, by an increase in the Bank’s client base, an improvement of cross-selling ratios and higher quality of service standards. As a result, checking account fees grew 27.6% YoY. Credit card fee increased 12.5% YoY driven by the investments and promotions made in 2004 to improve credit card usage. Fees from the Bank’s subsidiaries also increased in the quarter. Insurance brokerage fees increased 12.4% and mutual fund asset management fees increased 6.3% in 1Q 2005 compared to 1Q 2004.

Asset quality improved in the quarter. Past due loans at March 31, 2005 decreased 4.3% compared to December 31, 2004 and 16.9% YoY. The coverage ratio (reserves for loan losses / past due loans) improved to 135.1% compared to 128.5% at the end of 4Q 2004 and 102.5% at 1Q 2004. The required reserves over total loans ratio as defined by the Superintendency of Banks (SBIF), which measures the expected loss of the loan portfolio, reached 1.86% as March 31, 2005 down from 1.96% in 4Q 2004 and 1.98% in 1Q 2004.

Costs showed a stable evolution in the quarter. In 1Q 2005 operating expenses increased 4.1% YoY and the efficiency ratio improved to 41.8% in 1Q 2005 compared to 43.2% in 1Q 2004.

G. Reconciliation of Non-GAAP Measures

Adjusted net interest margin

	Year ended December 31,			% Change
	2002	2003	2004	2002/2003	2003/2004
Interest revenue	1,067,232	628,778	783,663	-41.1%	24.6%
Interest expense	(529,832)	(318,586)	(315,328)	-39.9%	-1.0%
Net interest revenue	537,400	310,192	468,335	-42.3%	51.0%
Foreign exchange transactions	(26,217)	155,726	7,638	-694.0%	-95.1%
Adjusted net interest income (1)	511,183	465,918	475,973	-8.9%	2.2%
Average interest earning assets	11,235,069	10,391,922	10,536,443	-7.5%	1.4%
Adjusted net interest margin (2)	4.6%	4.5%	4.5%

(1)	Adjusted net interest income is net interest revenue plus foreign exchange transactions.
(2)	Net interest margin including results of forward contracts. Pursuant to Chilean GAAP, Santander-Chile cannot include as net interest revenue the results of forward contracts, which hedge foreign currencies. Under the rules of the Superintendency of Banks, these gains (or losses) cannot be considered interest revenue, but must be considered as gains (or losses) from foreign exchange transactions and, accordingly, recorded as a different item in the income statement. This distorts net interest revenue and foreign exchange transaction gains especially during periods when the exchange rate is highly volatile.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Directors

Administration is conducted by our board of directors, which, in accordance with our by-laws, consists of 11 directors and two alternates who are elected at annual ordinary shareholders’ meetings. The current members of the board of directors were elected by the shareholders in the ordinary shareholders’ meeting held on April 19, 2005. Members of the board of directors are elected for three-year terms. The term of each of the current board members expires on April of 2008. Cumulative voting is permitted for the election of directors. The board of directors may appoint replacements to fill any vacancies that occur during periods between elections. If any member of the board of directors resigns before his or her term has ended, and no other alternate director is available to take the position at the next annual ordinary shareholders’ meeting a new replacing member will be elected. In 2005 the Bank accepted the resignation of Gerardo Jofré and Fernando Cañas. Marco Colodro replaced Gerardo Jofre and Jesus Zabalza was appointed Alternate Director in replacement of Fernando Cañas, both elected in the Annual Shareholders’ Meeting held on April 19, 2005. Our executive officers are appointed by the board of directors and hold office at its discretion. Scheduled meetings of the board of directors are held monthly. Extraordinary meetings can be held when called in one of three ways: by the Chairman of the board of directors, by three directors with the consent of the Chairman of the board of directors or by six directors. None of the members of our Board of Directors has a service contract which entitles any Director to any benefits upon termination of employment with Santander-Chile.

Our current directors are as follows:

Directors	Position	Committees	Term Expires
Mauricio Larraín Garcés	Chairman and Director	Asset and Liability Committee Executive Credit Committee Marketing and Communications Committee	April 2008
Marcial Portela Alvarez	First Vice Chairman and Director	—	April 2008
Benigno Rodríguez Rodríguez	Second Vice Chairman and Director	Auditing Committee Directors Committee	April 2008
Víctor Arbulú Crousillat	Director	Auditing Committee Directors Committee	April 2008
Marco Colodro Hadjes	Director	—	April 2008
Juan Colombo Campbell	Director	Auditing Committee Directors Committee	April 2008
Lucía Santa Cruz Sutil	Director	—	April 2008
Juan Andrés Fontaine Talavera	Director	Asset and Liability Committee	April 2008
Roberto Méndez Torres	Director	Executive Credit Committee Marketing and Communications Committee	April 2008
Carlos Olivos Marchant	Director	Executive Credit Committee	April 2008
Roberto Zahler Mayanz	Director	Asset and Liability Committee	April 2008
Raimundo Monge Zegers	Alternate Director	—	April 2008
Jesús Zabalza Lotina	Alternate Director	—	April 2008

Mauricio Larraín Garcés is our Chairman. He is a member of the Asset and Liability Committee, the Executive Credit Committee and the Marketing and Communication Committee. He is the former Executive Vice Chairman of the Board of Directors of Old Santander-Chile. He is also First Vice Chairman of Santander Chile Holding S.A. and President of Santander Inversiones S.A. and Universia Chile S.A. He is a Second Vice-President of the Asociación de Bancos e Instituciones Financieras de Chile. Mr. Larraín began working at Santander Chile in 1989. Previous to that he was Intendente of the Superintendency of Banks, Manager of External Debt at the Banco Central de Chile and a Senior Finance Specialist at the World Bank in Washington. He holds degrees in Economics (Candidate) and in Law from Universidad Católica de Chile and from Harvard University.

Marcial Portela Alvarez became a Director on May 6, 1999 and Vice Chairman of the board on May 18, 1999. He currently oversees all of Banco Santander Central Hispano’s investments in Latin America and was the Director of Administration (Medios) at Banco Santander from November 1998 until the formation of Banco Santander Central Hispano. In the past, he was the CEO of Telefónica Internacional, Vice Chairman of Telefonica España and the Managing Director of Banco Argentaria and also worked at several other banks, including Banco Exterior, Caja Postal, Banco Hipotecario and BBV. Mr. Portela is also a member of the Advisory Council of the University of Chicago and a professor at Universidad Deusto. Mr. Portela holds a degree in Sociology from the University of Lovaina and a Political Science degree from the Universidad de Madrid.

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

Marco Colodro Hadjes became a Director on April 19, 2005. He is a former chairman of TVN (national televition network) and vice chairman of Banco del Estado (state bank). Prior to that he was Foreign Trade Director at the Central Bank of Chile. Mr. Colodro also serves as a Director of Telefónica Chile. Mr. Colodro holds a degree in Economics from Universidad de Chile, and a Ph.D. from University of Paris.

Juan Colombo Campbell is professor and former Dean of the Law School of the Universidad de Chile. Mr. Colombo is President of Chile’s Constitutional Court. He is also President of the Comisión de Códigos de la República de Chile. He presides over the Directors Committee and the Auditing Committee. He is a former member of the Board of Old Santander-Chile, to which he was appointed in 1985 and previous to that Mr. Colombo was General Counsel and Chief Executive Officer of Old Santander-Chile. Mr. Colombo also serves as a Director of AFP Summa Bansander S.A. Mr. Colombo holds a law degree from Universidad de Chile.

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

Jesús Zabalza Lotina became a Director on April 19, 2005. He has worked for 22 years in the Spanish financial systems, and served as CEO in Banco Viscaya, Banco Hipotecario, Caja Postal and La Caixa. He as also served as director in several affiliate companies on La Caixa and Telefónica in Spain. He is Managing Director of America’s División of Santander Group for retail banking, and vice president of the Spanish Association of Finance Executives (AEEF). He also serves as Director of Bancorp and Santander in Puerto Rico. Mr. Zabalza holds a degree in Industrial Engineering from the University of Bilbao.

Senior Management

Our senior managers are as follows:

Senior Manager	Position	Date Appointed
Oscar von Chrismar	Chief Executive Officer	August 1, 2003
José Alberto García Matanza†	Corporate Director of Credit Risk	January 1, 2005
David Turiel†	Corporate Financial Controller	July 18, 2002
Ramón Sanchez†	Corporate Director of Internal Audit	January 1, 2004
Roberto Jara	Chief Accounting Officer	July 18, 2002
Ignacio Ruíz-Tagle	Global Banking	July 18, 2002
Andrés Heusser	Middle-market Banking	October 1, 2004
Andres Roccatagliata	Retail Banking	October 31, 2002
Fernando Massú	Treasury	July 18, 2002
Alejandro Cuevas	Banefe Consumer Division	July 18, 2002
Marco Castagnola	Means of Payment	July 1, 2004
José Manuel Manzano†	Corporate Director Human Resources	October 31, 2002
Gonzalo Romero	General Counsel	July 18, 2002
Juan Fernández	Administration and Operations	July 18, 2002

†	Not an employee of Santander Chile

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

José Alberto García Matanza became Director of the Risk Division in January 2005. Mr. García is not an employee of Santander-Chile and we do not pay any fees for his services. Mr. Pascual has served in various senior positions Banco Santander Central Hispano since 1990 in Spain, Colombia and Argentina. Mr. García holds a degree in Economics from the University of Cantabria, Spain.

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

Ramón Sánchez is the Corporate Director of Internal Auditing, a position he has held since January 2004. Mr. Sánchez is not an employee of Santander -Chile and we do not pay any fees for his services. Previously, Mr. Sánchez was Director of Internal Auditing in Banco Santander in Puerto Rico. Mr. Sánchez has served in various positions in Banco Santander Central Hispano since 1995, including Senior Vice President of auditing in Madrid. Mr. Sánchez holds a law degree from the Universidad of Salamanca.

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

Ignacio Ruiz Tagle is our Global Banking Manager. He is the former manager of Old Santander-Chile’s Global Banking Division, a position he held from 1993 until August 2002, when the merger with Santiago was consummated. Previously, from 1980 to 1993, Mr. Ruiz Tagle was manager of corporate banking and representative of banco Santiago in New York. Mr. Ruiz Tagle holds a degree in business from the Universidad Católica de Chile.

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

Andrés Heusser is our Middle Banking Manager. He held the same position in the Old Santander-Chile since 1990, when he entered Santander Group. Mr. Heusser holds a degree in business from the Universidad de Santiago and an MBA from the Universidad Adolfo Ibáñez.

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

Marco Castagnola became Manager of the Means of Payment business which includes our credit card and debit card business in July 2004. Mr. Castagnola joined the group in 1997 and in 2000 was named as manager of SMEs business in Banco Santander Puerto Rico, and in 2002 appointed as Manager of the branch network of the same bank. In 2003, Mr. Castagnola returned to Chile and served as CEO of Santander Insurance Brokerage Company. Mr. Castagnola holds a degree in Business Administration from Universidad Diego Portales in Chile.

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

Gonzalo Romero is our General Counsel, a position he has held since July 18, 2002. He is also a director of Santander Santiago S.A. Sociedad Securitizadora. Mr. Romero, a lawyer, joined Old Santander-Chile in February 1997 as General Counsel. He had been General Manager of Banco Concepción from 1991 to 1996 and General Counsel of Banco Concepción from 1986 to 1990. He has a Degree in Law from the Universidad de Chile.

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

B. Compensation

For the year ended December 31, 2004, the aggregate amount of compensation paid by Santander-Chile to all of its directors was Ch$332 million including attendance fees and monthly stipends. For the year ended December 31, 2004, the aggregate amount of compensation paid by Santander-Chile to all of its executive officers and managers was Ch$25,144 million. In the annual shareholder meeting of Santander-Chile held on April 19, 2005, a monthly stipend per director of UF 209 (Ch$3.6 million or approximately US$6,206) was approved by shareholders. This amount will be incremented by UF 26 per month (Ch$450,892 or approximately US$772) if a Board member is named to one or more committees in Santander-Chile. This arrangement does not preclude making other payments to directors for specific consulting assignments in their field of expertise.

We do not pay any contingent or deferred compensation and there is no stock option or profit-sharing plan for our administrative, supervisory or management personal. Furthermore nothing was set aside or accrued by us to provide pension, retirement or similar benefits for our Directors and executive officers.

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

Please note that because more than 50% of our voting power is held by another company, Banco Santander Central Hispano, S.A., we would be permitted to elect certain exemptions under NYSE corporate governance standards. Specifically, as a U.S. company, we could elect to be exempted from the requirements (i) that we have a majority of independent directors (as defined by the NYSE), (ii) that we have a nominating/ corporate governance committee meeting certain conditions, and (iii) that we have a compensation committee meeting certain requirements. Because as a U.S. company we would not be required to follow these standards, we do not discuss the differences, if any, between these provisions and our own corporate governance procedures in the table below.

The table below summarizes the significant differences between our corporate governance standards and those required by the NYSE for listed U.S. companies.

NYSE Listed Company Requirement	Santander Chile Corporate Governance Standard
Non-management directors must meet at regularly scheduled executive sessions without management.	Under Chilean law, a company’s executive officers may not serve as such company’s directors. As a result, our board consists entirely of “non-management” directors, making separate meetings unnecessary.

Shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto.	Because our compensation policies do not provide for equity compensation, such shareholder votes currently are not necessary. However, shareholders would not be entitled to vote if we chose to implement an equity compensation plan in the future.

Listed companies must adopt and disclose corporate governance guidelines.	We follow the corporate governance guidelines established under Chilean laws, a summary of which is included in this 20-F.

Listed companies must adopt and disclose a code of business conduct and ethics for directors and employees, and promptly disclose any waivers of the code for directors or executive officers.	We have a code of business ethics and conduct which must be signed by all employees and are included as exhibits to this 20-F.

Summary of Corporate Governance Standards

Santander-Chile has adopted diverse measures to promote good corporate governance. Among the measures adopted are:

•	Board of Directors mainly composed of professionals not related to Santander Central Hispano, our parent company.

•	Active participation of Directors in main committees of the Bank.

•	All personnel must subscribe to a code of ethics and good conduct. Those who interact directly with the capital markets must also subscribe to an additional code of conduct.

•	Segregation of functions in order to assure adequate of risks. Commercial areas separated from back office areas. Risk management independent of commercial areas. Main credit decisions taken in committees.

•	Internal Auditing Area clearly independent from the Administration.

•	The Bank also has an Internal Compliance Division that oversees the fulfillment of the Bank’s codes of conduct.

Santander-Chile has a commitment to transparency. This includes:

•	Equal treatment for all shareholders. One share = one vote.

•	Monthly publication of the Bank’s results by the Superintendency of Banks.

•	Quarterly report of a detailed analysis of Bank results published by us 30 days after the close of each quarter.

•	Quarterly conference call open to the public.

•	All information relevant to the public available immediately on the web page www.santandersantiago.cl.

•	Ample and periodic coverage of Bank by international and local stock analysts.

•	The Bank has five credit risk ratings by five independent rating agencies, local and international.

Directors and Auditing Committee

Board member	Position in Committee
Juan Colombo C.	Chairman
Benigno Rodríquez. R.	Vice Chairman
Víctor Arbulú.C.	Member

The Directors and Auditing Committee is comprised of three members of the board of directors and, as invited members, the Chief Executive Officer, our General Counsel and the General Auditor. The Directors Committee’s primary responsibility is to support the board of directors in the continuous improvement of our system of internal controls, which includes reviewing the work of both the external auditors and the Internal Audit Department. The committee is also responsible for analyzing observations made by regulatory entities of the Chilean financial system about us and for recommending measures to be taken by our management in response. The external auditors are recommended by the Directors Committee to our board of directors and appointed by our shareholders at the annual shareholders’ meeting.

Additionally this committee is responsible for:

•	Presenting to the Directors’ Committee or the board of directors a list of candidates for the selection of an external auditor.

•	Presenting to the Directors’ Committee or the board or directors a list of candidates for the selection of rating agencies.

•	Overseeing and analyzing the results of the external audit and the internal reviews.

•	Coordinating the activities of internal auditing with the external auditors’ review.

•	Analyzing the interim and year-end financial statements and reporting the results to the board of directors.

•	Analyzing the external auditors’ reports and their content, procedures and scope.

•	Analyzing the rating agencies’ reports and their content, procedures and scope.

•	Obtaining information regard the effectiveness and reliability of the internal control systems and procedures.

•	Analyzing the information systems performance, its sufficiency, reliability and use in connection with decision-making processes.

•	Obtaining information regarding compliance with the company’s policies regarding the due observance of laws, regulations and internal rules to which the company is subject.

•	Obtaining information and resolve conflict interest matters and investigating suspicious and fraudulent activities.

•	Analyzing the reports of the inspection visits, instructions and presentations of the Superintendency of Banks.
•	Obtaining information, analyzing and verifying the company’s compliance with the annual audit program prepared by the internal audit department.

•	Informing the board of directors of accounting changes and their effect.

Asset and Liability Committee

Board member	Position in Committee
Mauricio Larraín.	Chairman
Roberto Zahler.	Member
Juan Andrés Fontaine.	Member

The Comité de Activos y Pasivos or the Asset and Liability Committee (the “ALCO”), following guidelines set by the Board of Directors, Santander Central Hispano’s Global Risk Department, is responsible for establishing Santander-Chile’s policies, procedures and limits with respect to market risks and monitoring the overall performance in light of the risks assumed. The ALCO constantly monitors whether these policies are fulfilled. Santander-Chile’s Market Risk and Control Department and the Finance Division carry out the day-to-day risk management of the trading and non-trading activities of Santander-Chile.

The composition of the Asset and Liabilities Management Committee includes the Chairman of the Board, two members of the Board, the Chief Executive Officer, the Manager of the Finance Division, the Manager of Corporate Risk, the Financial Controller and other senior members of management. Senior members of Santander-Chile’s Finance Division meet monthly on a formal basis with the Asset and Liabilities Management Committee and outside consultants.

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

The Marketing and Communications Committee is comprised of the Chairman of the Board and an additional Board member, the CEO, the Manager of Retail Banking, the Manager of Banefe, the Manager of Human Resources, the Manager of Corporate Communications, the Manager of Marketing and other senior managers of the Bank. This committee revises all matters related with products, corporate image and communications.

D. Employees

As of December 31, 2004, on a consolidated basis we had 7,380 employees, 7,163 of whom were bank employees and 217 of whom were employees of our subsidiaries. With respect to the average number of employees for the Bank only, during each of the years ended December 31, 2002, 2003 and 2004 we had, on a combined basis, 8,314, 7,535 and 7,542 employees, respectively. We have traditionally enjoyed good relations with our employees and the unions. Of the total headcount, 3,079 or 42% were unionized. In 2003 we signed a new collective bargaining agreement with the Bank’s main unions. In the past, we have applied the terms of our collective bargaining agreements to unionized and non-unionized employees.

Employees	2004
Executives	509
Professionals	3,131
Administrative	3,740
Total	7,380

See “Item 4. Information on the Company—Description of Business—Merger Update—Personnel” for information regarding reductions in our headcount as a consequence of the merger.

E. Share Ownership

As of April 30, 2005, the following directors and executives held shares in Santander-Chile:

Director	Number of Shares
Mauricio Larraín G	568
Juan Andrés Fontaine T	561,954
José Manuel Manzano T	187,145
Juan Fernández F	35,536

No director or executive owns more than 1% shares of Santander-Chile.

Santander-Chile currently does not have any arrangements for involving employees in its capital and there is no systematic arrangement for grant of options or shares or securities to them.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

As of April 30, 2005, Santander-Chile’s most important shareholders were the following:

Shareholder	Number of Shares	Percentage
Teatinos Siglo XXI S.A.	78,108,391,607	41.45%
Santander Chile Holding	66,822,519,695	35.46
Santander Central Hispano directly via ADRs	13,247,762,714	7.03

Banco Santander Central Hispano (the successor entity to Santander Spain after its merger with Banco Central Hispanoamericano, S.A. on April 17, 1999) is the controlling shareholder of Santander-Chile, which as of April 30, 2004 directly and indirectly owned or controlled 84.14% of Santander-Chile.

Banco Santander Central Hispano controls Santander-Chile through its holdings in Teatinos Siglo XXI and Santander-Chile Holding, which are controlled subsidiaries, and through the indirect ownership of ADSs representing 7.23% of Santander-Chile’s outstanding capital stock. As of April 30, 2004, Banco Santander Central Hispano directly and indirectly owned or controlled 99.0% of Santander-Chile Holding. Banco Santander Central Hispano directly and indirectly owned or controlled 100% of Teatinos Siglo XXI S.A. Banco Santander Central Hispano also owned 7.03% of the Bank directly via ADRs acquired in the market.

Banco Santander Central Hispano is in a position to cause the election of a majority of the members of Santander-Chile’s Board of Directors, to determine its dividend and other policies and to determine substantially all matters to be decided by a vote of shareholders. Banco Santander Central Hispano Group’s principal operations are in Spain, England, Portugal, Germany, Italy, Belgium and Latin America. Santander Central Hispano Group also has significant operations in New York, London and Paris.

The number of outstanding shares of Santander-Chile (of which there is only one class, being ordinary shares) at April 30, 2005 was 188,446,126,794 shares, without par value. Santander-Chile’s shares are listed for trading in the Chilean bourses and in the New York Stock Exchange in connection with the registration of ADRs. The market capitalization of Santander-Chile as of April 30, 2005 was Ch$3,260,118 million (US$5,596 million), representing 188,446,126,794 shares of common stock. At April 30, 2005 Santander-Chile had 14,810 holders of shares, including the Bank of New York, as depositary (the “Depositary”) of Santander-Chile’s American Depositary Share Program.

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

Loans granted to related parties

Related party loans, all of which are current, are as follows:

	As of December 31,
	2003		2004
	Loans	Collateral Pledged	Loans	Collateral Pledged
	MCh$	MCh$	MCh$	MCh$
Operating companies	8,106	350	57,580	25,454
Investment companies (1)	196,744	121,242	151,007	70,864
Individuals (2)	9,240	8,359	15,525	14,322

Total	214,090	129,952	224,112	110,640

(1)	Includes companies whose purpose is to hold shares in other companies.
(2)	Includes debt obligations that are equal to or greater than UF 3,000, equivalent to MCh$52 as of December 31, 2004.

Under the Chilean General Banking Law, Chilean banks are subject to certain lending limits, including the following:

(a)	a bank may not extend to any person or legal entity (or group of related entities), directly or indirectly, unsecured loans in an amount that exceeds 5.0% of the bank’s effective net worth, or secured loans in an amount that exceeds 25.0% of its effective net worth. In the case of foreign export trade finance, this 5.0% ceiling is raised to: 10.0% for unsecured financing, 30.0% for secured financing, or 15.0% for loans granted to finance public works under the concessions system contemplated in the Decree 93 with Force of Law 164 of 1991, of the Ministry of Public Works, provided that either the loan is secured on the concession, or the loan is granted as part of a loan syndication;
(b)	a bank may not grant loans bearing more favorable terms than those generally offered by banks in the same community to any entity (or group of related entities) that is directly or indirectly related to its owners or management;
(c)	a bank may not extend loans to another financial institution in an aggregate amount exceeding 30.0% of its effective net worth;
(d)	a bank may not directly or indirectly grant a loan the purpose of which is to allow the borrower to acquire shares in the lending bank;
(e)	a bank may not lend, directly or indirectly, to a Director or any other person who has the power to act on behalf of the bank, or to certain related parties;
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

Other transactions with related parties:

During the years ended December 31, 2002, 2003 and 2004 the Bank had the following significant income (expenses) from services provided to (by) related parties:

	Year ended December 31,
Company	2002 Income/(Expenses)	2003 Income/(Expenses)	2004 Income/(Expenses)
	MCh$	MCh$	MCh$
Redbanc S.A.	(2,058)	(3,290)	(3,192)
Transbank S.A.	(4,068)	(5,221)	(4,508)
Sixtra Chile S.A.	(68)	(69)	(43)
Santander G.R.C. Ltda.	379	273	534
Santander Chile Holding S.A.	171	121	82
Santander Factoring S.A.	125	58	52
Bansa Santander S.A.	1,813	779	(2,275)
Summa Bansander A.F.P.	108	203	143
Altec S.A.	(2,351)	(3,102)	(5,612)
Santander Investment Chile Ltda	99	—	85
Altavida Cia. De Seguro De Vida S.A.	(784)	3,375	6,577
Plaza El Trebol S A	(119)	(102)	(105)
Sociedad Nexus S.A.	(2,183)	—	—
Teatinos Siglo XXI S.A.	2,997	—	—
Others	(693)	(334)	(413)

Total	(6,632)	(7,309)	(8,675)

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Financial Information

See Item 18.

Foreign Country Outstanding Loans

In the fiscal year ended December 31, 2004, foreign country loans totaled Ch$30,473 million. As of December 31, 2004, no country represents more than 1% of our total assets.

Legal Proceedings

As the legal successor of Santiago and Old Santander-Chile, we have assumed all of their actual and potential liabilities of our predecessor banks, including any pending legal claims.

On August 26, 1992 a suit was filed by the Chilean internal Revenue Service against the Bank and is still pending. The Appeals Court partially resolved in favor of Banco Santander Chile and substantially reduced the amount of the tax difference. In the opinion of our legal advisors, these claims are not likely to have, in the aggregate, a material adverse effect on our consolidated financial condition or results of operations and as of December 31, 2004 the Bank maintained a provision of MCh$ 519 which covers the totality of this claim.

On August 28, 1996, Banco Español de Crédito filed a complaint against Auca Forestal S.A. and O’Higgins Corredores de Bolsa Ltda. (Currently Santiago Corredores de Bolsa Ltda.). The Bank’s management and its legal counsel believe that the resolution of this contingency is not likely to cause damages to the subsidiary and this contingency has been fully provisioned.

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

	Santiago Stock Exchanges		NYSE
	Common Stock		ADS(2)
	High	Low	High	Low
	(Ch$ per share(1))		(U.S.$ per ADS)
Annual Price History
2000	12.52	8.90	25.31	16.75
2001	15.40	10.60	24.20	19.06
2002	14.70	10.80	22.90	15.99
2003	15.30	12.65	24.65	17.05
2004	18.20	13.30	33.77	23.55
Quarterly Price History
2002
1st Quarter	14.70	12.80	22.90	20.00
2nd Quarter	13.02	11.57	20.71	17.35
3rd Quarter	13.80	10.80	20.10	15.99
4th Quarter	13.20	11.60	19.55	16.79
2003
1st Quarter	14.10	12.65	19.58	17.05
2nd Quarter	15.25	12.86	22.80	18.40
3rd Quarter	15.30	13.65	23.46	20.48
4th Quarter	15.22	13.25	24.65	22.40
2004
1st Quarter	16.80	13.30	30.70	23.65
2nd Quarter	16.45	14.60	28.30	23.55
3rd Quarter	17.10	15.95	28.43	27.57
4th Quarter	18.20	17.55	33.77	26.73
2005
1st Quarter	19.60	17.55	35.25	30.71
Monthly Price History
December 2004	18.20	16.80	33.77	29.52
January 2005	18.50	17.55	33.47	30.71
February 2005	19.50	18.00	35.25	32.86
March 2005	19.60	18.20	34.63	31.88
April 2005	19.20	17.11	34.50	30.40

Sources: Santiago Stock Exchange Official Quotation Bulletin; NYSE.

(1)	Pesos per share reflect nominal price at trade date.
(2)	Price per ADS in U.S.$; one ADS represents 1,039 shares of common stock.

B. Plan of Distribution

Not applicable

C. Nature of Trading Market

Nature of Trading Market

Shares of our common stock are traded on the Chilean Stock Exchanges. Each ADS represents 1,039 shares of common stock. The ADRs have been issued pursuant to the Deposit Agreement, dated as of August 1, 2002, among Santander-Chile, the Depositary and all holders from time to time of ADRs. As of April 30, 2005, 28,811,094 ADSs were outstanding (equivalent to 29,934,726,666 shares of common stock or 15.9% of the total number of issued shares of common stock). This figure includes the 7.03% owned directly by Santander Central Hispano. As of April 30, 2005, there were a total of 17 ADR holders on record. Since some of these ADRs are held by nominees, the number of record holders may not be representative of the number of beneficial holders.

D. Selling Shareholders

Not Applicable.

E. Dilution

Not Applicable.

F. Expenses of the Issue

Not Applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Our issued share capital as of December 31, 2004, was Ch$719,974 million (US$1,286 million), divided into a single series of 188,446,126,794 shares of common stock without par value.

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

The plan of merger provided that Old Santander-Chile would be absorbed by Santiago and Santiago would acquire all the assets and assume all the liabilities of Old Santander-Chile and Santiago’s name would changed to “Banco Santander-Chile”. The plan of merger also contemplated that Old Santander-Chile made up 47.5% of the merged entity, while Santiago made up 52.5% of the merged entity.

On May 17, 2002 the Superintendency of Banks approved the proposed merger of Santander-Chile and Santiago. In line with the new guidelines regarding bank mergers included in the Chilean Tender offer Law (Law No. 19,705), the Superintendency of Banks authorized the transaction. In addition, and according to Article 35 bis of the Ley General de Bancos, when authorizing a merger, the Superintendency of Banks imposed a minimum BIS ratio for the combined entity of 12%. No other condition was imposed. The merger became effective on August 1, 2002. Effective January 1, 2005 the minimum BIS ratio required by the Superintendency of Banks was reduced to 11%.

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

Meetings and Voting Rights

An ordinary annual meeting of shareholders is held within the first four months of each year. The ordinary annual meeting of shareholders is the corporate body that approves the annual financial statements, approves all dividends in accordance with the dividend policy determined by our board of directors, elects the board of directors and approves any other matter which does not require an extraordinary shareholders’ meeting. The last ordinary annual meeting of our shareholders was held on April 19, 2005. Extraordinary meetings may be called by our board of directors when deemed appropriate, and ordinary or extraordinary meetings must be called by our board of directors when requested by shareholders representing at least 10.0% of the issued voting shares or by the Superintendency of Banks. Notice to convene the ordinary annual meeting or an extraordinary meeting is given by means of three notices which must be published in a newspaper of our corporate domicile (currently Santiago) or in the Official Gazette in a prescribed manner, and the first notice must be published not less than 15 days nor more than 20 days in advance of the scheduled meeting. Notice must also be mailed 15 days in advance to each shareholder and given to the Superintendency of Banks and the Santiago, Valparaiso and Electronic Stock Exchanges. Currently, we publish our official notices in the Mercurio newspaper of Santiago.

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

Amendment of Santander-Chile By-laws

At the Santiago extraordinary shareholder meeting in which shareholders approved the merger, holders of Santiago stock also approved the amendment of Santiago’s by-laws in order to give effect to the terms and conditions set forth in the plan of merger. Holders of former Santiago stock were also be asked to approve other amendments to the by-Laws. The proposed amendments seek to harmonize the Santiago by-laws with those of Old Santander-Chile and to reflect current market practice relating to the corporate governance of banking institutions in Chile. The most significant changes to former Santiago’s by-laws were:

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

On April 20, 2004 in an Extraordinary Shareholders’ Meeting, a reform to the Bank’s by-laws was approved regarding changing the Bank’s name, which will continue to be Banco Santander-Chile, but the names Banco Santander Santiago and Santander Santiago may also be used.

C. Material Contracts

On June 30, 2000, we entered into a long-term contract with IBM for the operation of certain of our systems. On October 15, 2002, this contract was amended as a result of the merger. IBM will provide us with information technology services and hardware infrastructure to run our core transactional systems. We signed a contract with IBM for such activities which expires in 2012, pursuant to which aggregate payments are expected to total US$59.5 million over the life of the contract, including taxes.

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

This alliance was sealed in the fourth quarter of 2004 and in December 2004 Santander-Chile transfered to Empresas Paris part of the financial assets and branch network of Santander-Chile’s Santiago Express division, along with this division’s personnel, which became Banco Paris. In the fourth quarter of 2004 the Bank transferred Ch$114,166 million (US$204 million) in assets to Empresas París and generated a profit of Ch$21,824 million (US$39.0 million) from this transaction recorded in non-operating income.

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

D. Exchange Controls

The Central Bank is responsible for, among other things, monetary policies and exchange controls in Chile. Appropriate registration of a foreign investment in Chile grants the investor access to the Formal Exchange Market. See “Item 3A: Selected Financial Data—Exchange Rates.” Foreign investments can be registered with the Foreign Investment Committee under Decree Law No, 600 or can be registered with the Central Bank under the Central Bank Act. The Central Bank Act is an organic constitutional law requiring a “special majority” vote of the Chilean Congress to be modified. On April 18, 2001, the Central Bank of Chile eliminated all exchange controls and a new Compendium of Foreign Exchange Regulations was published and made effective April 19, 2001. In summary this signified:

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

Previously, Chilean law required that holders of shares of Chilean companies who are not residents of Chile mandatorily register as foreign investors under one of the foreign investment regimes contemplated by Chilean law in order to have dividends, sale proceeds or other amounts with respect to their shares remitted outside Chile through the Formal Exchange Market. Under the Foreign Investment Contract (as defined herein), the Depositary, on behalf of ADS holders, is granted access to the Formal Exchange Market to convert cash dividends from Chilean pesos to U.S. dollars and to pay such U.S. dollars to ADS holders outside Chile, net of taxes, and no separate registration by ADR holders is required. As of April 19, 2001 the Central Bank deregulated the Exchange Market, eliminating the need to obtain approval from the Central Bank in order to remit dividends, but at the same time eliminating the possibility of guaranteeing access to the Formal Exchange Market. It is important to point out that this does not affect the current Foreign Investment Contract which was signed prior to April 19, 2001 and still permits access to the Formal Exchange Market based on the prior approval of the Central Bank. Therefore the holders of ADRs of Santander-Chile are still subject to the Foreign Investment Contract, its clauses referring to the prior exchange rules including the now extinct Chapter XXVI of the Compedium.

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

(Withholding Tax rate) - (First Category Tax effective rate)

1 - (First Category Tax effective rate)

The effective rate of Withholding Tax to be imposed on dividends paid by Santander-Chile will vary depending upon the amount of First Category Tax paid by Santander-Chile on the earnings to which the dividends are attributed. The effective rate for dividends attributed to earnings from 1991 until 2001 for which the First Category Tax was 15%, generally was 23.5%. Presently, the first category tax rate was 16.0% in 2002; 16.5% during 2003 and 17.0% from 2004 onwards.

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

Other Chilean Taxes

No Chilean inheritance, gift or succession taxes apply to the transfer or disposition of the ADSs by a Foreign Holder, but such taxes generally will apply to the transfer at death or by gift of shares of Santander-Chile’s common stock by a Foreign Holder. No Chilean stamp, issue, registration or similar taxes or duties apply to Foreign Holders of shares or ADSs.

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

Taxation of Distributions

Distributions paid on ADSs or shares, other than certain pro rata distributions of common shares, will be treated as a dividend to the extent paid out of current or accumulated earnings and profits (as determined under United States federal income tax principles). Under recently enacted legislation, dividends received by noncorporate U.S. Holders of ADSs or shares may be subject to U.S. federal income tax at lower rates than other types of ordinary income if certain conditions are met. You should consult your own tax advisers regarding the implications of this new legislation in your particular circumstances. The amount of the dividend will include any amounts withheld by us or our paying agent in respect of Chilean taxes. The amount of the dividend will be treated as foreign source dividend income to you and will not be eligible for the dividends received deduction generally allowed to U.S. corporations under the Code. Such dividends will constitute passive income for foreign tax credit purposes.

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

Market Risk Exposure Categories

Inflation

Although Chilean inflation has moderated in recent years, Chile has experienced high levels of inflation in the past. High levels of inflation in Chile could adversely affect the Chilean economy and have an adverse effect on our business, financial condition and results of operations. In 2004, inflation reached 2.4% due to a slight improvement in internal demand and rises in international oil prices.

UF-denominated Assets and Liabilities. The “Unidad de Fomento” (UF) is revalued in monthly cycles. On every day in the period beginning the tenth day of the current month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect each day a proportional amount of the prior calendar month’s change in the CPI. One UF was equal to Ch$16,744.12, Ch$16,920.00 and Ch$17,317.05 at December 31, 2002, 2003 and 2004, respectively. The effect of any changes in the nominal peso value of our UF-denominated assets and liabilities is reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest revenue and expense, respectively.

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

Interest Rates

Interest rates earned and paid on Santander-Chile’s assets and liabilities reflect to a certain degree inflation and expectations regarding inflation as well as shifts in short-term rates related to the Central Bank’s monetary policies. The Central Bank manages short-term interest rates based on its objectives of balancing low inflation and economic growth. In the first half of 2004, the Central Bank continued to relax monetary policy in response to sluggish internal consumption and investment growth figures accompanied by low levels of inflation and low international interest rates. In the second half of 2004, the Chilean economy began to show strong signs of recovery and the Central Bank commenced tightening monetary policy. As of May 2005, the interbank reference rate set by the Central Bank was set at 3.00% in nominal terms.

Foreign Exchange Fluctuations

Changes in the value of the Chilean peso against the U.S. dollar could adversely affect the financial condition and results of operations of Santander-Chile. Santander-Chile had a policy of minimizing the effect of the fluctuation of the exchange rate on its results and balance sheet. The Chilean peso has been subject to large devaluation in the past, including a decrease of 14.7% in 2001 and 8.6% in 2002, and may be subject to significant fluctuations in the future. In 2003, the Chilean peso appreciated 15.9% against the dollar. In 2004 the Chilean peso depreciated 6.6% against the U.S. dollar.

Our results of operations may be affected by fluctuations in the exchange rates between the Chilean peso and the U.S. dollar, despite our policy and Chilean regulations relating to the general avoidance of material exchange rate mismatches. Entering into forward exchange transactions enables us to limit such material exchange rate mismatches. In the years ended December 31, 2002, 2003 and 2004, the gap between foreign currency denominated assets and foreign currency denominated liabilities, including forward contracts was Ch$11,790 million, Ch$60,249 million and Ch$(34,518) million, respectively. The daily amount of the foreign currency gaps varies considerably day to day given the nature of our business and the change in the size of the foreign currency gap at each year is not necessarily indicative of a rise in foreign currency exposure in the year. Therefore, the Bank sets a limit to the maximum size of the foreign exchange gap which is US$ 200 million and measures the foreign exchange and interest rate risk produced by foreign currency gaps using a value at risk and sensitivity analysis models. Please See Item 11-Market Risk.

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

Asset and Liability Committee

The Comité de Activos y Pasivos or the Asset and Liability Committee (the “ALCO”), following guidelines set by Santander Central Hispano’s Global Risk Department, is responsible for establishing our policies, procedures and limits with respect to market risks and monitoring our overall performance in light of the risks assumed. The ALCO constantly monitors whether these policies are fulfilled. Our Market Risk and Control Department and the Finance Division carry out the day-to-day risk management of the trading and non-trading activities of Santander-Chile. The Asset and Liabilities Management Committee includes the Chairman of the Board, two members of the Board, the Chief Executive Officer, the Manager of the Finance Division, the Manager of Corporate Risk, the Financial Controller and other senior members of management. Senior members of Santander-Chile’s Finance Division meet monthly with the Asset and Liabilities Management Committee and outside consultants.

The composition of our assets, liabilities and shareholders’ equity as of December 31, 2004 by currency and term was as follows:

	December 31, 2004
	Ch$	UF	Foreign Currency	Total	Percentage
	(in millions of constant Ch$ as of December 31, 2004 except percentages)
Assets
Cash and due from banks	721,549	—	226,700	948,249	7.9%
Other assets:(1)
Less than one year	2,716,340	1,100,959	818,377	4,635,676	38.4%
From one to three years	866,501	1,056,494	186,931	2,109,926	17.5%
More than three years	340,251	3,021,630	501,643	3,863,524	32.0%
Bank premises and equipment and other	465,690	2,272	218,477	686,439	5.7%
Allowance for loan losses	(173,286)	—	—	(173,286)	(1.4)%

Total	4,937,045	5,181,355	1,952,128	12,070,528	100.0%

Percentage of total assets	40.9%	42.9%	16.2%	100.0%

Liabilities and Shareholders’ Equity
Non-interest bearing deposits	1,872,582	288,647	118,450	2,279,679	18.9%
Other liabilities:(1)
Less than one year	2,479,502	2,182,039	1,733,623	6,395,164	53.0%
From one to three years	20,768	473,779	175,990	670,537	5.6%
More than three years	9,839	994,441	689,114	1,693,394	14.0%
Shareholders’ equity	832,959	—	—	832,959	6.9%
2003 net income	198,795	—	—	198,795	1.6%

Total	5,414,445	3,938,906	2,717,177	12,070,528	100.0%

Percentage of total liabilities and shareholders’ equity	44.9%	32.6%	22.5%	100.0%

(1)	Other assets include Santander-Chile’s rights under forward foreign exchange contracts, and other liabilities include Santander-Chile’s obligations under forward foreign exchange contracts. For purposes of Santander-Chile’s financial statements, Santander-Chile’s rights and obligations under forward foreign exchange contracts are included on a net basis.

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

The following table sets forth the repricing of Santander-Chile’s interest earning assets and interest-bearing liabilities as of December 31, 2004 and may not reflect interest rate gap positions at other times. In addition, variations in interest rate sensitivity may exist within the repricing periods presented due to the differing repricing dates within the period. Variations may also arise among the different currencies in which interest rate positions are held.

As the following table reflects, the bank has, in general, more liabilities than assets in the periods of one year or less as 58.5% of our funding comes from time deposits, of which 60.8% have a maturity of 90 days or less. This is common in the industry. However, our exposure to potential changes in short-term nominal peso interest rates is reduced by the fact that at December 31, 2004 we had a positive gap in the 30 days or less maturity period. In 2004 the Central Bank set interest rates at a record low level, but in the second half of the year the economy gained momentum and short-term interest rates began to rise. Therefore, the Bank increased the maturity of some deposits to the extent possible to minimize the initial negative impact a rise in short-term interest rates has on the Bank’s net interest income. The majority of assets and liabilities with a maturity of 90 days or less are denominated in nominal pesos. Ninety days or more is also the most common repricing period for UF-denominated time deposits. In the case of interest earning assets and interest-bearing liabilities denominated in UF, our exposure to changes in interest rates is reduced by the fact that a significant portion of the interest rate earned or paid on such assets or liabilities is indexed to reflect the daily effect of inflation, and as a result our gap position is limited to variations in the real interest rate among such assets and liabilities. Further, substantially all of our foreign currency-denominated loans were funded by foreign currency borrowings and time deposits with comparable maturity or repricing dates. Moreover, mortgage loans which have 8 to 20-year terms were generally financed through mortgage finance bonds or senior issued for the same terms and in the same currency.

	As of December 31, 2004
	Up to 30 days	31-60 days	61-90 days	91-180 days	181-365 days	1-3 years	Over 3 years	Total
	(in millions of constant Ch$ as of December 31, 2004, except for percentages)
Interest-earning assets:
Interbank deposits	178,640	—	—	—	—	—	—	178,640
Financial investments	457,933	28,595	33,227	59,561	239,023	316,214	854,933	1,989,486
Loans	1,515,111	257,592	251,897	500,702	609,611	1,409,515	2,152,320	6,696,748
Mortgage loans	10,518	6,895	6,932	20,919	42,808	163,749	669,208	921,029
Contingent loans	105,805	88,220	32,195	122,419	114,646	220,447	187,062	870,794
Past due loans	131,068	—	—	—	—	—	—	131,068

Total interest-earning assets	2,339,075	381,302	324,251	703,601	1,006,088	2,109,925	3,863,523	10,787,765

	As of December 31, 2004
	Up to 30 days	31-60 days	61-90 days	91-180 days	181-365 days	1-3 years	Over 3 years	Total
Interest-bearing liabilities:
Deposits	1,538,751	716,326	462,206	657,449	798,536	273,881	20,437	4,467,586
Central Bank borrowings	323,363	2,436	12	6,415	6,415	—	—	338,371
Investment under agreements to repurchase	346,808	84,510	803	676	—	—	—	432,797
Mortgage finance bonds	14,294	1,812	3,012	25,573	51,979	199,908	661,873	958,450
Other obligations	72,662	74,933	101,145	144,573	196,261	107,360	738,130	1,435,064

Total interest-bearing liabilities	2,295,878	880,017	567,178	834,686	1,052,921	581,149	1,420,440	7,632,268

Asset/liability gap	103,197	(498,715)	(242,927)	(131,085)	(46,833)	1,528,776	2,443,083	3,155,496
Cumulative gap	103,197	(395,518)	(638,445)	(769,530)	(816,364)	712,412	3,155,495

Exchange Rate Sensitivity

The regulations of the Central Bank do not permit the difference, whether positive or negative, between a bank’s assets and liabilities denominated in foreign currencies (including assets and liabilities denominated in US dollars but payable in pesos, as well as those denominated in pesos and adjusted by the variation of the US dollars exchange rate) to exceed 20% of the bank’s paid-in capital and reserves; provided that if its assets are higher than its liabilities, it may exceed 20% in an amount equal to its allowances and reserves in foreign currency (excluding those which correspond to profits to be remitted abroad). In the years ended December 31, 2002, 2003 and 2004 the gap between foreign currency denominated assets and foreign currency denominated liabilities, including forward contracts was Ch$11,790 million, Ch$60,249 million and Ch$(34,518) million, respectively. The daily amount of the foreign currency gaps varies considerably day to day given the nature of our business and the change in the size of the foreign currency gap at each year is not necessarily indicative of a rise in foreign currency exposure in the year. Therefore, the Bank sets a limit to the maximum size of the foreign exchange gap which is US$ 200 million and measures the foreign exchange and interest rate risk produced by foreign currency gaps using a value at risk and sensitivity analysis models.

However, the rate of devaluation or appreciation of the peso against the US dollar would be expected to have the following principal effects:

•	if Santander-Chile maintains a net asset position in U.S. dollars and a devaluation of the peso against the dollar occurred, Santander-Chile will record a related gain, and if an appreciation of the peso occurred, Santander-Chile will record a related loss;

•	if Santander-Chile maintains a net liability position in U.S. dollars and a devaluation of the peso against the dollar occurred, Santander-Chile will record a related loss, and if an appreciation of the peso occurred, Santander-Chile will record a related gain;

•	if the inflation rate for a period exceeded the devaluation of the peso against the U.S. dollar during the same period, Santander-Chile will record a related gain if it has a net asset position in UFs which exceeds a net liability position in US dollars, and it will record a related loss if it has a net liability position in U.S. dollars which exceeds a net asset position in UFs. The same effect would have occurred if there is an appreciation of the peso against the U.S. dollar; and

•	if the inflation rate for a period were lower than the rate of devaluation of the peso against the U.S. dollar during the same period, Santander-Chile would have recorded a related gain if it maintained a net asset position in U.S. dollars and a net liability position in UFs and would have recorded a related loss if it had a net liability position in U.S. dollars and a net asset position in UFs. The same effect would have occurred if there were an appreciation of the peso against the U.S. dollar.

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

VaR Model

The VaR model is mainly used to measure the interest rate risk of our trading portfolio and the foreign currency risk of our net foreign currency position.

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

VaR Stop = Initial VaR Stop limit - (20% * Monthly loss).

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

The following is an example of how VaR Stop is utilized.

Day	Daily VaR	Daily Result	Monthly Results	Year-to-Date Results	VaR Stop Limit		% Utilization
31-Jan	100	10	20	20	150		67%
1-Feb	120	–	–	20	150		80
2-Feb	110	(30)	(30)	(10)	144		76
3-Feb	130	(80)	(110)	(90)	128	(1)	102

(1)	Equal to 150 - (20% * (110)).

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

In this case, on April 4, the Loss Trigger and Stop Loss are also activated since not only has the VaR Stop limit been surpassed, but the year-to-date losses activated the Loss Trigger and Stop Loss results.

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

Scenario Simulations/Sensitivity Analysis

We measure the interest rate risk of the entire balance sheet and the net foreign currency position, excluding the position considered trading, using scenario simulations. Because of the limitation in VaR methodology, the Group uses scenario simulations to analyze the impact of extreme movements and to adopt policies and procedures in an effort to protect our capital and results against such contingencies. Our non-trading portfolio is comprised of all positions not included in the trading portfolio. Our net foreign currency position includes all positions in a foreign currency.

We use scenario simulations to measure Chilean peso and U.S. dollar interest rate risk of the entire balance sheet and the net foreign currency position. We perform a scenario simulation by calculating the potential loss over the entire balance from an increase (or decrease) of 100 basis points in the entire yield curve in terms of local rates. The same scenario is performed for the net foreign currency position and U.S. dollar interest rates. We set limits as to the maximum loss these types of movements in interest rates can have over our capital and net financial income budgeted for the year.

These limits are calculated according to the formulas discussed below.

Scenario Simulation (Net Financial Income)

To determine the percentage of our budgeted net financial income for the year that is at risk of being lost with a sudden 100 basis point movement in the entire yield curve, we utilize the following equation:

	n
Sensitivity =	S	GAPi x Δr x (365-tj)
	i=1	365

n:	Number of intervals in which sensitivity is measured.

ti:	Average maturity (or duration) for each interval being measured.

Δr:	Change in interest rate. A 100-basis point increase (decrease) in the yield curve is used.

GAP:	Difference between assets and liabilities that are sensitive to interest rates for each period.

Scenario Simulation (Capital and Reserves)

To determine the percentage of our capital and reserves that is at risk of being lost with a sudden 100 basis point movement in the entire yield curve, we utilize the following equation:

Sensitivity =	S	GAPi x Δr x (Dmj)
i=1

n:	Number of intervals in which sensitivity is measured.

Dmj:	Modified duration for interval i.

Δr:	Change in interest rate. A 100-basis point increase (decrease) in the yield curve is used.

GAP:	Difference between assets and liabilities that are sensitive to interest rates for each period.

Consolidated limits:

To determine the consolidated limit, the foreign currency limit is added to the local currency limit for both the net financial income loss limit and the loss limit over capital and reserves using the following formula:

Consolidated limit =	Square root of a2 + b2 + 2ab

a: limit in local currency.

b: limit in foreign currency.

Since correlation is assumed to be 0. 2ab = 0.

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

Our scenario simulation methodology should be interpreted in light of the limitations of our models, which include:

•	The scenario simulation assumes that the volumes remain on balance sheet and that they are always renewed at maturity, omitting the fact that credit risk considerations and pre-payments may affect the maturity of certain positions.

•	This model assumes an equal shift throughout the entire yield curve and does not take into consideration different movements for different maturities.

•	The model does not take into consideration the sensitivity of volumes to these shifts in interest rates.

•	The limits to the loss of the budgeted financial income is calculated over an expected financial income for the year which may not be obtained, signifying that the actual percentage of financial income at risk could be higher than expected.

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

Net Foreign Currency Position: Maximum Net Position. We also set an absolute limit to the size of Santander-Chile’s net foreign currency position. As of December 31, 2004, this was equal to US$200 million. This limit is a useful measure in limiting our exposure to foreign exchange and interest rate risk, especially in periods of lower volatility and low daily VaR levels. The limit to the size of the net foreign currency position is determined by the ALCO and is calculated and monitored by the Market Risk and Control Department.

Trading Portfolio

Trading Activities (VaR Model)

The Finance Division manages trading activities following the guidelines set by the ALCO and Banco Santander Central Hispano’s Global Risk Department. The Market Risk and Control Department’s activities consist of (i) applying VaR techniques (as discussed above) to measure interest rate risk; (ii) marking to market our trading portfolios and measuring daily profit and loss from trading activities; (iii) comparing actual trading VaR and other limits against the established limits; (iv) establishing control procedures for losses in excess of such limits; and (v) providing information about trading activities to the ALCO, other members of senior management, the Finance Division and Banco Santander Central Hispano’s Global Risk Department.

Under Chilean GAAP, a bank must separate its financial investment portfolio between “trading” and “permanent” investment portfolios. Under Chilean GAAP, the unrealized holding gains (losses) related to investments classified as permanent have been included in equity. The size of the permanent portfolio is limited to an amount equal to such bank’s capital. Any amount above this must be considered as “trading”; the unrealized gains (losses) related to investments classified as “trading” are included in operating results. The ALCO, in order to be conservative, has limited even further the Finance Division’s actual trading portfolio. This portfolio is a sub-set of the portfolio defined as “trading” for accounting purposes and is denominated “Cartera de Negociación” The market risk of this portfolio is measured using a VaR technique to measure interest rate risk. The composition of this portfolio mainly consisted of Central Bank bonds, mortgage bonds and low risk Chilean corporate bonds issued locally.

Trading: Quantitative Disclosures about Market Risk: VaR

For Santander-Chile’s trading portfolio, the average, high and low amounts of the VaR in 2004 were the following:

Trading Portfolio	Daily VaR in Ch$ million	Daily VaR in US$ million
High	4,913	8.06
Low	896	1.47
Average	2,463	4.04

The average exchange rate in this period was Ch$609.55 per dollar.

Foreign Currency Positions (VaR and Sensitivity Analysis/Scenario Simulations)

Our foreign currency position includes all of our non-trading assets and liabilities in foreign currency, including derivatives that hedge certain foreign currency mismatches. The Finance Division manages our net foreign currency position following the guidelines approved by the ALCO and Santander Central Hispano’s Global Risk Department. In carrying out its market risk management, the Finance Division manages the foreign exchange rate risk arising from mismatches between investments and the funding thereof that arise from differences in amounts and currencies. The Market Risk and Control Department uses a VaR model to monitor and measure the exchange rate risk of our net foreign currency position, which includes trading and non-trading activities. The Market Risk and Control Department uses scenario simulations, to measure the interest rate risk of our net foreign currency position.

Foreign Currency Position: Quantitative Disclosures about Market Risk: VaR

For our net foreign currency position, the average, high and low of the VaR in 2004 were the following:

Foreign Currency Position	Daily VaR in Ch$ million	Daily VaR in US$ million
High	2,286	3.75
Low	12	0.02
Average	536	0.88

The average exchange rate in this period was Ch$609.55 per dollar.

Foreign Currency Position: Quantitative Disclosures about Market Risk: Scenario Simulations

For our net foreign currency position, any loss caused by a 100 basis point shift in U.S. dollar interest rates cannot be greater than US$45 million of equity and US$30 million of budgeted net interest income. These limits are internally imposed limits set by the ALCO.

100 Basis Point Shift US$ million	Net Foreign Currency Position
	Financial Income	Capital and Reserves
Loss Limit in 2004	30.0	45
At December 31, 2004	0.6	28.5
Average 2004	1.4	10.4

Local Currency Activities: Quantitative Disclosures about Market Risk: Scenario Simulations

Our local currency activities include all positions in the balance sheet in local currency that are not considered to be trading (“Cartera de Gestión”) instruments denominated in nominal or inflation-indexed Chilean pesos. This includes financial investments. The Finance Division manages the risk management of non-trading positions under guidelines approved by the ALCO and Banco Santander Central Hispano’s Global Risk Department. In carrying out its market risk management functions, the Finance Division manages interest rate risk that arises from any mismatches with respect to rates, maturities, repricing periods, notional amounts or other mismatches between our interest-earning assets and our interest-bearing liabilities.

The Market Risk and Control Department: (i) applies scenario simulations (as discussed below) to measure the interest rate risk of the local currency activities and the potential loss as forecast by these simulations; and (ii) provides the ALCO, the Finance Division and Banco Santander Central Hispano’s Global Risk Department with risk/return reports.

Local Currency Non-Trading Activities: Quantitative Disclosures Market Risk: Scenario Simulations

The potential loss in the market value of our local currency balance sheet resulting from a 100 basis point shift in the yield curve was set at approximately Ch$60,000 million of equity in 2004. In September of 2004 this limit was increased to Ch$80,000 million as the economic situation continued to improve and demand for longer term financing increased, especially mortgage lending. By December 2004 the Bank was above this internally set limit as the mortgage portfolio continued to increase at a rapid pace. Despite this, the consolidated limit that includes the sensitivity of the foreign currency non-trading portfolio marginally surpassed the limits set by the ALCO and the Bank remained below similar regulatory measurements defined by the Central Bank (see Consolidated limits). The Bank also issued long-term senior and subordinated bonds in December of 2004 to confront this situation. At the same time, the variation in net interest income caused by the 100 basis point shift of the local yield curve cannot be greater than Ch$20,000 million. This limit is internally set by the ALCO. The following table, which contemplates a 100 basis point shift in the relevant interest rate, indicates that Santander-Chile was within the limits established in 2004.

100 Basis Point Shift Ch$ million	Local Currency Non-Trading Portfolio
	Financial Income	Capital and Reserves
Loss limit	20,000	80,000
At December 31, 2004	6,037	93,029
Average 2004	2,212	60,003

Consolidated Limits (Sensitivity Analysis)

Finally, Santander-Chile measures the interest rates risk using a sensitivity analysis of the combined local currency and foreign currency non-trading portfolios.

Consolidated Limits: Quantitative Disclosures about Market Risk: Scenario Simulations

We track a consolidated indicator in order to assess of the total interest rate risk to which we are exposed in terms of equity at risk and financial income at risk. The consolidated loss limit for equity at risk was set at Ch$70,000 million in the nine-month period ended September 30, 2004 and after that it was set at Ch$90,000 million. The net financial income at risk limit was set at Ch$30,000 million in 2004. The consolidated limit is an internally imposed limit set by the ALCO and Santander Central Hispano’s Global Risk Department.

100 Basis Point Shift Ch$ million	Consolidated
	Financial Income	Capital and Reserves
Loss limit	30,000	90,000
At December 31, 2004	6,049	94,000
Average 2004	2,395	60,618

Central Bank Gap Requirements

The Central Bank also has implemented regulations regarding the size of asset and liability gaps. The interest rate gap between assets and liabilities in local and foreign currency cannot exceed 8% of a bank’s regulatory capital. As of December 31, 2004, our interest rate gap calculated according to this methodology was 7.16% of regulatory capital and reserves.

In order to measure this Gap, we are required to construct the following table:

Period	Gap	Change in interest rate		Sensitivity factor	Net Variation
Up to 30 days	A-L	100	bp	—	(1*2*3)
31 days to 3 months	A-L	100		0.15	(1*2*3)
3 mths-6mths	A-L	100		0.34	(1*2*3)
6mths-1 year	A-L	100		0.68	(1*2*3)
1-2 years	A-L	100		1.3	(1*2*3)
2-3 years	A-L	75		2.04	(1*2*3)
3-4 years	A-L	75		2.69	(1*2*3)
4-5 years	A-L	75		3.27	(1*2*3)
5-7 years	A-L	75		3.99	(1*2*3)
7-10 years	A-L	75		4.89	(1*2*3)
10-15 years	A-L	75		5.69	(1*2*3)
15-20 years	A-L	75		5.95	(1*2*3)
> 20 years	A-L	75		5.95	(1*2*3)
Total	S (1*2*3) =<8% of Regulatory Capital

Liquidity Management

The Central Bank also requires us to comply with the following liquidity limits:

•	The sum of the liabilities with a maturity of less than 30 days cannot exceed the sum of the assets with maturity of 30 days by more than an amount greater than twice our capital.

As of December 31, 2004 ours was as follows:

30 day liquidity limit	Total
As of December 31, 2004	(43)%

•	The sum of the liabilities with a maturity of less than of less than 90 days cannot exceed the sum of the assets with a maturity of less than 90 days by more than 2 times a bank’s capital. This limit must be calculated in local currency and foreign currencies together as one gap.

90 day liquidity limit	Total
As of December 31, 2004	(80)%

We have also set internal liquidity limits. The Market Risk Control Department measures two other liquidity indicators:

1. Net accumulated liquidity ratio (NALR):

Local Currency NALR
S ((Assets with maturity up to 30 days) – (Liabilities with maturity up to 30 days))	>= Ch$	0
S (Liabilities with maturity up to 30 days)

NALR (Total)	NALR Ch$ million
At December 31, 2004	-265,619
Average 2004	60,612

2. Liquidity coefficient (LC):

Liquid assets (at liquidation value) / (Total liabilities - capital + contingent) >= 2%

LC	Local currency	Foreign currency
At December 31, 2004	(6.5)%	(28.1)%
Average 2004	6.1%	9.5%

Other Subsidiaries

For VaR measurements and scenario simulations, our trading and non-trading portfolios and the net foreign currency position do not consolidate the asset-liability structure of the following subsidiaries:

•	Santiago Leasing S.A.

•	Santiago Corredores de Bolsa Ltda.

•	Santander Santiago S.A. Administradora General de Fondos

•	Santander Santiago S.A. Sociedad Securitizadora

•	Santander Santiago Corredora de Seguros Santander Ltda.

The balance sheets of these subsidiaries are mainly comprised of non-sensitive assets and liabilities, fixed assets and capital and in total only represent 0.7% of our total consolidated assets.

Risks Associated with Santiago Leasing

On December 17, 2004 Santiago Leasing S.A., cedes through public deed a total of UF 3,041,102 in bonds to Banco Santander Chile. As of December 31, 2004, this figure is included in Santander bonds. As a counterpart to the debt assumed by the Bank, Santiago Leasing S.A. sold on December 20, 2004 leasing contracts worth UF 1,039,048.37 and paid the difference of UF 2,002,054.16 in December 2004. As a result of this transaction, the majority of the leasing business has been transferred to the Bank and thus reducing the relative size of Santiago Leasing.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

As of December 31, 2004, the Bank, under the supervision and with the participation of the Bank management, including the Chief Executive Officer and the Chief Financial Officer, performed an evaluation of the effectiveness of the Bank’s disclosure controls and procedures. The Bank’s management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives. Based on this evaluation, the Bank’s Chief Executive Officer and Chief Financial Officer concluded that the Bank’s disclosure controls and procedures are effective at the reasonable assurance level for gathering, analyzing and disclosing the information the Bank is required to disclose in the reports it files under the Securities Exchange Act of 1934, within the time periods specified in the SEC’s rules and forms.

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

ITEM 16B. CODE OF ETHICS

The Bank has adopted a code of ethics that is applicable to all of the Bank’s employees and a copy is included as an exhibit hereto.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Amounts paid to the auditors for statutory audit and other services were as follows:

	2003 MCh$	2004 MCh$
Audit Services
- Statutory audit	356	535
- Audit-related regulatory reporting	—	—

Tax Fees
- Compliance Services	—	—
- Advisory Services	—	—

All Other Services	—	—

Total	356	535

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

In 2004, neither Santander-Chile nor any of its affiliates purchased any of Santander-Chile’s equity securities.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18. FINANCIAL STATEMENTS

Reference is made to Item 19 for a list of all financial statements filed as a part of this Annual Report.

ITEM 19. EXHIBITS

(a) Index to Financial Statements

(b) Index to Exhibits:

Exhibit Number	Description
1A.1	Restated Articles of Incorporation of Santander-Chile (Spanish Version) (incorporated by reference to our Registration Statement on Form F-4 (Registration No. 333-100975) filed with the Commission on December 12, 2002).

1A.2	Restated Articles of Incorporation of Santander-Chile (English Version) (incorporated by reference to our Registration Statement on Form F-4(Registration No. 333-100975) filed with the Commission on December 12, 2002).

1B.1	Amended and Restated By-Laws (estatutos) of Santander-Chile (Spanish Version)

1B.2	Amended and Restated By-Laws (estatutos) of Santander-Chile (English Version)

2A.1	Form of Amended and Restated Deposit Agreement, dated August 1, 2002, among Banco Santander-Chile (formerly known as Banco Santiago), the Bank of New York (as depositary) and Holders of American Depositary Receipts (incorporated by reference to our Registration Statement on Form F-6 No. 333-97303, filed with the Commission on July 26, 2002).

2A.2	Form of Foreign Investment Contract among Banco Santiago, JPMorgan Chase Bank and the Central Bank of Chile relating to the foreign exchange treatment of an investment in ADSs (accompanied by an English translation) (Incorporated by reference to our Registration Statement on Form F-1 (Registration No. 333-7676) filed with the Commission on October 23, 1997).

2A.3	Copy of the Central Bank Chapter XXVI Regulations Related to the Acquisition of Shares in Chilean Corporations and the Issuance of Instrument on Foreign Stock Exchanges or under Other Terms and Conditions of Issue (accompanied by an English translation) (incorporated by reference to Santander-Chile’s Annual Report for the fiscal year ended December 31, 1996 (File No. 1-13448) filed with the Commission on June 30, 1997).

Exhibit Number	Description
2A.4	Press release by Central Bank eliminating exchange restrictions (accompanied by an English translation) (incorporated by reference to Santander-Chile’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001 (File No. 1-13448) filed with the Commission on June 28, 2001).

2B.1	Program Agreement and Offering Circular for Santander-Chile’s U.S. $300 million Euro Medium Term Note Program (incorporated by reference to Santander-Chile’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001 (File No. 1-13448) filed with the Commission on June 28, 2001).

2B.2	Indenture for 6 1/2 % subordinated notes dated as of October 15, 1998 between Santander-Chile and Bankers Trust Company, as trustee (incorporated by reference to Santander-Chile’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001 (File No. 1-13448) filed with the Commission on June 28, 2001).

2B.3	First Supplemental Indenture for 6 1/2 % subordinated notes dated as of October 15, 1998 between Santander-Chile and Bankers Trust Company, as trustee (incorporated by reference to Santander-Chile’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001 (File No. 1-13448) filed with the Commission on June 28, 2001).

2B.4	Agreement for the Issuance of Bonds dated November 26, 1996 between Santander-Chile and Banco Security (accompanied by an English translation) (incorporated by reference to Santander-Chile’s Annual Report for the fiscal year ended December 31, 1996 (File No. 1-13448) filed with the Commission on June 30, 1997).

2B.5	Agreement for the Issuance of Subordinated Bonds dated November 26, 1996 between Santander-Chile and Banco Security (accompanied by an English translation) (incorporated by reference to Santander-Chile’s Annual Report for the fiscal year ended December 31, 1996 (File No. 1-13448) filed with the Commission on June 30, 1997).

4A.1	Resolution of the Shareholders’ Meeting of the former Santander-Chile of June 10, 1996, authorizing the Merger with Osorno (accompanied by an English translation) (incorporated by reference to Santander-Chile’s Annual Report for the fiscal year ended December 31, 1996 (File No. 1-13448) filed with the Commission on June 30, 1997).

4A.2	Resolution of the Shareholders’ Meeting of Osorno of June 10, 1996, authorizing the Merger with the former Santander-Chile (accompanied by an English translation) (incorporated by reference to Santander-Chile’s Annual Report for the fiscal year ended December 31, 1996 (File No. 1-13448) filed with the Commission on June 30, 1997).

4A.3	Share Purchase Promise Agreement dated April 11, 1996 between Santander-Chile and the Former Osorno Control Group (accompanied by an English translation) (incorporated by reference to Santander-Chile’s Annual Report for the fiscal year ended December 31, 1996 (File No. 1-13448) filed with the Commission on June 30, 1997).

4A.4	Share Purchase Agreement dated November 11, 1996 between Santander-Chile and the Former Osorno Control Group (accompanied by an English translation) (incorporated by reference to Santander-Chile’s Annual Report for the fiscal year ended December 31, 1996 (File No. 1-13448) filed with the Commission on June 30, 1997).

4A.5	Automatic Teller Machines Participation Agreement dated October 1, 1988 between Banco Español-Chile (predecessor to Santander-Chile) and REDBANC (accompanied by an English translation) (incorporated by reference to Santander-Chile’s Annual Report for the fiscal year ended December 31, 1996 (File No. 1-13448) filed with the Commission on June 30, 1997).

Exhibit Number	Description
4A.6	Stock Purchase Agreement relating to Santander Insurance dated July 2, 1998 among Santander Chile Holding, Soince S.A. and Santander-Chile (incorporated by reference to Santander-Chile’s Annual Report for the fiscal year ended December 31, 1998 (File No. 1-13448) filed with the Commission on June 15, 1999).

4A.7	Share Buyout and Release of Preferential Options Agreement relating to Santander Securitization dated October 28, 1998 between Santander Chile Holding and Santander-Chile (incorporated by reference to Santander-Chile’s Annual Report for the fiscal year ended December 31, 1998 (File No. 1-13448) filed with the Commission on June 15, 1999).

4A.8	Outsourcing agreement between Banco Santiago and IBM de Chile S.A.C. dated June 30, 2000 (including English summary) (incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2000) (File No. 1-4554) filed with the Commission on December 31, 2000.

4A.9	Systems and Technology Service and Consulting Agreement between Santander-Chile and ALTEC dated December 30, 2003 (English translation) (incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003) (File No. 1-14554) filed with the Commission on December 31, 2004.

7.1	Statement explaining Calculation of Ratios (incorporated by reference to Santander-Chile’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001 (File No. 1-13448) filed with the Commission on June 28, 2001).

8.1	List of Subsidiaries.

11.1	Code of Conduct for Executive Personnel of Banco Santander-Chile and Subsidiaries.

11.2	Code of Conduct for all Grupo Santander Personnel.

12.1	Section 302 Certification by the Chief Executive Officer.

12.2	Section 302 Certification by the Chief Financial Officer.

13.1	Section 906 Certification.

We will furnish to the Securities and Exchange Commission, upon request, copies of any unfiled instruments that define the rights of holders of long-term debt of Banco Santander-Chile.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

BANCO SANTANDER-CHILE

By:	/s/ Gonzalo Romero A.
Name:	Gonzalo Romero A.
Title:	General Counsel

Date: June 30, 2005.

1

BANCO SANTANDER CHILE

Consolidated financial statements as of

    December 31, 2003 and 2004 and for each of the three

    years ended December 31, 2004

BANCO SANTANDER CHILE

CONSOLIDATED FINANCIAL STATEMENTS

Ch$	-	Chilean pesos
MCh$	-	Millions of Chilean pesos
US$	-	United States dollars
ThUS$	-	Thousands of United States dollars
UF	-	A UF is a daily-indexed, peso-denominated monetary unit. The UF rate is set daily in advance based on the previous month’s inflation rate.

PricewaterhouseCoopers
Santiago de Chile
Av. Andrés Bello 2711
Torre Costanera -Pisos 3, 4 y 5
Las Condes
Teléfono [56](2) 9400000

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Banco Santander Chile

We have audited the accompanying consolidated balance sheets of Banco Santander Chile (formerly Banco Santiago) and its subsidiaries (the “Bank”) as of December 31, 2003 and 2004 and the related consolidated statements of income, of cash flows and of shareholders’ equity for each of the three years ended December 31, 2004, all expressed in millions of constant Chilean pesos. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Banco Santander Chile (formerly Banco Santiago) and its subsidiaries as of December 31, 2003 and 2004 and the results of their operations and their cash flows for each of the three years ended December 31, 2004, in conformity with accounting principles generally accepted in Chile and the rules of the regulatory agencies referred to in Note 1.

Accounting principles generally accepted in Chile vary in certain important respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 27 to the consolidated financial statements.

/s/ PricewaterhouseCoopers

Santiago, Chile

June 28, 2005

BANCO SANTANDER CHILE

CONSOLIDATED BALANCE SHEETS

Adjusted for general price-level changes and expressed

in millions of constant Chilean pesos (MCh$) of

December 31, 2004 and thousands of US dollars (ThUS$)

	At December 31,
	2003	2004	2004
	MCh$	MCh$	ThUS$
			Unaudited
			(Note 1q)
ASSETS
CASH AND DUE FROM BANKS (Note 3)
Non-interest bearing	922,937	769,609	1,374,719
Interbank deposits-interest bearing	85,536	178,640	319,097

Total cash and due from banks	1,008,473	948,249	1,693,816

INVESTMENTS (Note 4)
Government securities	601,323	938,681	1,676,725
Investments under agreements to resell	44,656	23,660	42,265
Other financial investments	726,588	454,508	811,868
Investment collateral under agreements to repurchase	588,508	572,637	1,022,877

Total investments	1,961,075	1,989,486	3,553,735

LOANS, NET (Note 5)
Commercial loans	2,574,666	3,151,927	5,630,150
Consumer loans	796,465	1,079,913	1,929,002
Mortgage loans	1,530,866	921,029	1,645,194
Foreign trade loans	443,327	494,527	883,352
Interbank loans	146,573	130,983	233,969
Lease contracts (Note 6)	442,654	502,221	897,096
Other outstanding loans	849,129	1,337,177	2,388,541
Past due loans	174,313	131,068	234,121
Contingent loans	849,581	870,794	1,555,461
Allowance for loan losses (Note 7)	(172,398)	(173,286)	(309,533)

Total loans, net	7,635,176	8,446,353	15,087,353

OTHER ASSETS
Bank premises and equipment, net (Note 8)	214,215	213,869	382,025
Assets received in lieu of payment	40,323	30,976	55,331
Assets to be leased	33,735	18,467	32,987
Investments in other companies (Note 9)	4,999	4,891	8,737
Other (Note 10)	293,257	418,237	747,076

Total other assets	586,529	686,440	1,226,156

TOTAL ASSETS	11,191,253	12,070,528	21,561,060

The accompanying Notes 1 to 27 form an integral part of these consolidated financial statements.

BANCO SANTANDER CHILE

CONSOLIDATED BALANCE SHEETS

Adjusted for general price-level changes and expressed

in millions of constant Chilean pesos (MCh$) of

December 31, 2004 and thousands of US dollars (ThUS$)

	At December 31,
	2003	2004	2004
	MCh$	MCh$	ThUS$
			Unaudited
			(Note 1q)
LIABILITIES AND SHAREHOLDERS’ EQUITY
DEPOSITS
Non-interest bearing
Current accounts	1,148,945	1,288,470	2,301,538
Banker’s drafts and other deposits	906,437	991,209	1,770,555

Total non-interest bearing	2,055,382	2,279,679	4,072,093

Interest bearing
Saving accounts and time deposits	3,608,368	4,467,586	7,980,255

Total deposits	5,663,750	6,747,265	12,052,348

OTHER INTEREST BEARING LIABILITIES (Note 11)
Chilean Central Bank borrowings
Credit lines for renegotiations of loans	12,775	9,324	16,656
Other Central Bank borrowings	350,976	329,047	587,762

Total Chilean Central Bank borrowings	363,751	338,371	604,418

Investments under agreements to repurchase	476,876	432,797	773,086
Mortgage finance bonds	1,315,225	958,450	1,712,038
Other borrowings
Bonds	263,642	357,619	638,799
Subordinated bonds	398,014	530,666	947,906
Borrowings from domestic financial institutions	36,688	28,738	51,334
Foreign borrowings	554,167	478,259	854,293
Other obligations	66,459	39,782	71,061

Total other borrowings	1,318,970	1,435,064	2,563,393

Total other interest bearing liabilities	3,474,822	3,164,682	5,652,935

OTHER LIABILITIES
Contingent liabilities (Note 10)	850,380	872,474	1,558,462
Other (Note 10)	158,585	253,074	452,055

Total other liabilities	1,008,965	1,125,548	2,010,517

CONTINGENCIES AND COMMITMENTS (Note 22)
MINORITY INTEREST	1,093	1,279	2,283

Total liabilities	10,148,630	11,038,774	19,718,083

SHAREHOLDERS’ EQUITY (Note 14)
Capital and reserves	830,515	832,959	1,487,878
Net income for the year	212,108	198,795	355,099

Total shareholders’ equity	1,042,623	1,031,754	1,842,977
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	11,191,253	12,070,528	21,561,060

The accompanying Notes 1 to 27 form an integral part of these consolidated financial statements.

BANCO SANTANDER CHILE

CONSOLIDATED STATEMENTS OF INCOME

Expressed in millions of constant Chilean pesos (MCh$) of

December 31, 2004 and thousands of US dollars (ThUS$)

	Year ended December 31,
	2002	2003	2004	2004
	MCh$	MCh$	MCh$	ThUS$
				Unaudited
				(Note 1q)
INTEREST REVENUE AND EXPENSE
Interest revenue	1,067,232	628,778	783,663	1,399,823
Interest expense	(529,832)	(318,586)	(315,328)	(563,257)

Net interest revenue	537,400	310,192	468,335	836,566

PROVISION FOR LOAN LOSSES (Note 7)	(94,359)	(103,853)	(128,734)	(229,952)
FEES AND INCOME FROM SERVICES (Note 16)
Fees and other services income	129,031	140,408	148,350	264,991
Fees and other services expenses	(23,359)	(25,795)	(26,739)	(47,762)

Total fees income and expenses from services, net	105,672	114,613	121,611	217,229

OTHER OPERATING INCOME
Gains from trading activities	98,960	109,255	111,053	198,369
Losses from trading activities	(68,263)	(81,120)	(74,436)	(132,962)
Foreign exchange transactions, net	(26,217)	155,726	7,638	13,643
Other operating income	8,471	8,140	10,882	19,438
Other operating expenses	(27,248)	(28,545)	(35,300)	(63,055)

Total other operating income (loss)	(14,297)	163,456	19,837	35,433

OTHER INCOME AND EXPENSES
Recovery of loans previously written off (Note 19)	26,003	34,762	47,980	85,705
Non-operating income (Note 17)	21,844	20,217	33,619	60,052
Non-operating expenses (Note 17)	(81,177)	(19,705)	(38,031)	(67,933)
Income attributable to investments in other companies (Note 9)	457	1,710	537	961
Minority interest	(189)	(164)	(183)	(328)

Total other income and expenses	(33,062)	36,820	43,922	78,457

OPERATING EXPENSES
Personnel salaries and expenses	(152,615)	(129,293)	(133,009)	(237,588)
Administrative and other expenses	(103,417)	(86,014)	(96,543)	(172,451)
Depreciation and amortization	(40,713)	(41,158)	(38,725)	(69,173)

Total operating expenses	(296,745)	(256,465)	(268,277)	(479,212)

NET LOSS FROM PRICE-LEVEL RESTATEMENT (Note 24)	(13,474)	(7,893)	(11,983)	(21,404)

INCOME BEFORE INCOME TAXES	191,135	256,870	244,711	437,117
Income taxes (Note 21)	(28,382)	(44,762)	(45,916)	(82,018)

Net income for the year	162,753	212,108	198,795	355,099

The accompanying Notes 1 to 27 form an integral part of these consolidated financial statements.

BANCO SANTANDER CHILE

CONSOLIDATED STATEMENTS OF CASH FLOWS

Expressed in millions of constant Chilean pesos (MCh$) of

December 31, 2004 and thousands of US dollars (ThUS$)

	Year ended December 31,
	2002	2003	2004	2004
	MCh$	MCh$	MCh$	ThUS$
				Unaudited
				(Note 1q)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	162,753	212,108	198,795	355,100
Items that do not represent cash flows:
Provision for loan losses	94,359	103,853	128,734	229,952
Depreciation and amortization	40,713	41,158	38,725	69,173
Market value of financial investments (trading portfolio)	(3,513)	5,293	(634)	(1,132)
(Gain) loss on sales of bank premises and equipment	(258)	155	(194)	(347)
Gain on sales of goods received in lieu of payment	(16,315)	(5,537)	(4,279)	(7,642)
Net change in other assets and other liabilities	(76,456)	(39,144)	(67,607)	(120,763)
Share of profit in equity method investments	(457)	(1,711)	(538)	(959)
Minority interest	189	164	183	328
Write-offs of assets received in lieu of payment	10,959	12,713	20,933	37,391
Net change in interest accruals	58,670	(59,974)	55,933	99,910
Price-level restatement	13,474	7,893	11,983	21,405
Others	88,139	21,138	15,547	27,769

NET CASH PROVIDED BY OPERATING ACTIVITIES	372,257	298,109	397,581	710,185

CASH FLOWS FROM INVESTING ACTIVITIES
Net (increase) decrease in loans	595,919	345,079	(1,026,754)	(1,834,046)
Net change of assets received in lieu of payment	37,806	38,857	41,749	74,575
Purchases of bank premises and equipment	(16,196)	(17,095)	(18,913)	(33,783)
Investment in other companies	(100)	—	(292)	(522)
Sales of investments in companies	—	10	—	—
Net change in other financial investments	139,748	86,635	(14,611)	(26,100)
Proceeds from sales of bank premises and equipment	14,927	4,989	728	1,300
Dividends received from equity method investments	327	4,292	895	1,598

NET CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES	772,431	462,767	(1,017,198)	(1,816,978)

CASH FLOWS FROM FINANCING ACTIVITIES
Net increase in current accounts	131,326	10,214	132,472	236,629
Net increase (decrease) in savings accounts and time deposits	(981,551)	(615,482)	688,693	1,230,182
Net increase (decrease) in bankers’ drafts and other deposits	(10,879)	99,146	67,876	121,243
Net increase (decrease) in investments under agreements to repurchase	(24,724)	(173,288)	36,255	64,762
Increase in mortgage finance bonds	305,451	280,589	68,219	121,857
Repayments of mortgage finance bonds	(281,630)	(590,034)	(388,217)	(693,454)
Proceeds from bond issues	—	—	391,726	699,723
Repayments of bond issues	(97,283)	(72,422)	(147,041)	(262,654)
Short-term funds borrowed	(230,999)	3,884	96,280	171,980
Short-term borrowings repaid	189,882	(75,461)	(416,049)	(743,171)
Proceeds from issuance of long-term borrowings	20,743	193,124	(87,152)	(155,676)
Central Bank borrowings	—	344,735	326,924	583,970
Dividends paid	(224,946)	(160,143)	(212,278)	(379,183)

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(1,204,610)	(755,138)	557,708	996,208

EFFECT OF PRICE – LEVEL RESTATEMENT ON CASH AND DUE FROM BANKS	(192)	(9,309)	1,685	3,010

NET INCREASE (DECREASE) IN CASH AND DUE FROM BANKS	(60,114)	(3,571)	(60,224)	(107,575)
CASH AND DUE FROM BANKS, BEGINNING OF YEAR	1,072,158	1,012,044	1,008,473	1,801,391

CASH AND DUE FROM BANKS, END OF YEAR	1,012,044	1,008,473	948,249	1,693,816

The accompanying Notes 1 to 27 form an integral part of these consolidated financial statements.

BANCO SANTANDER CHILE

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

Expressed in millions of constant Chilean pesos (MCh$) of December 31, 2004

(except for number of shares)

	Number of shares	Paid-in share Capital	Legal reserve	Financial investment reserve	Net income for the year	Total
	Millions	MCh$	MCh$	MCh$	MCh$	MCh$
Banco Santiago	98,934.2	402,857	14,446	2,922	118,764	538,989
Merger of Banco Santander-Chile	89,511.9	273,049	84,791	3,820	92,092	453,752

Balances at January 1, 2002 (historical)	188,446.1	675,906	99,237	6,742	210,856	992,741
Retained earnings		—	210,856	—	(210,856)	—
Dividend paid		—	(210,856)	—	—	(210,856)
Price-level restatement		20,015	2,606	—	—	22,621
Unrealized gains in financial investments classified as permanent		—	—	1,384	—	1,384
Net income for the year		—	—	—	157,315	157,315

Balances as of December 31, 2002	188,446.1	695,921	101,843	8,126	157,315	963,205

Restatement of December 31, 2002 balances to December 31, 2004 constant pesos	188,446.1	719,974	105,363	8,407	162,753	996,497

Balances at January 1, 2003 (historical)	188,446.1	695,921	101,843	8,126	157,315	963,205
Retained earnings		—	157,315	—	(157,315)	—
Dividend paid		—	(157,315)	—	—	(157,315)
Price-level restatement		6,630	3,520	—	—	10,150
Unrealized losses in financial investments classified as permanent		—	—	(5,623)	—	(5,623)
Net income for the year		—	—	—	206,975	206,975

Balances as of December 31, 2003	188,446.1	702,551	105,363	2,503	206,975	1,017,392

Restatement of December 31, 2003 balances to December 31, 2004 constant pesos	188,446.1	719,974	107,976	2,565	212,108	1,042,623

Balances at January 1, 2004 (historical)	188,446.1	702,551	105,363	2,503	206,975	1,017,392
Retained earnings		—	206,975	—	(206,975)	—
Dividend paid		—	(206,975)	—	—	(206,975)
Price-level restatement		17,423	2,448	—	—	19,871
Unrealized gains in financial investments classified as permanent		—	—	2,671	—	2,671
Net income for the year		—	—	—	198,795	198,795

Balances as of December 31, 2004	188,446.1	719,974	107,811	5,174	198,795	1,031,754

The accompanying Notes 1 to 27 form an integral part of these consolidated financial statements.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in millions of constant Chilean pesos (MCh$)

of December 31, 2004 (except as indicated)

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

By virtue of the merger, Banco Santiago later changed its name to Banco Santander Chile. The shareholders of the former Banco Santander-Chile became shareholders of the merged bank, receiving 3.55366329 shares of the merged Bank in exchange for each share of the former Banco Santander-Chile. As a result of the merger, as of December 31, 2002 the Bank included MCh$ 39,964 under Non-operating expenses, corresponding to the consolidated expenses relating to the merger, as described in Note 17. The merger integration process was completed on April 17, 2003.

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

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The consolidated financial statements include Banco Santander Chile and its majority owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation. The majority interests of Banco Santander Chile as of December 31, 2003 and 2004 were as follows:

	Percentage Owned
	2003			2004
	Direct	Indirect	Total	Direct	Indirect	Total
	%	%	%	%	%	%
Subsidiary
Santiago Leasing S.A.	99.50	—	99.50	99.50	—	99.50
Santiago Corredores de Bolsa Ltda.	99.19	0.81	100.00	99.19	0.81	100.00
Santander Santiago S.A. Administradora General de Fondos	99.96	0.04	100.00	99.96	0.04	100.00
Cobranzas y Recaudaciones Ltda. (C y R) (1)	—	—	—	—	—	—
Santiago Factoring Ltda. (2)	—	—	—	—	—	—
Santander S.A. Agente de Valores	99.03	—	99.03	99.03	—	99.03
Santander Administradora de Fondos Mutuos S.A. (3)	—	—	—	—	—	—
Santander Santiago S.A. Sociedad Securitizadora	99.64	—	99.64	99.64	—	99.64
Santander Santiago Corredora de Seguros Ltda.	99.99	—	99.99	99.99	—	99.99

In accordance with accounting principles generally accepted in Chile, the consolidated financial statements do not give retroactive effect to the merger. Note 27 presents the most significant differences between Chilean GAAP and United States Generally Accepted Accounting Principles.

(1)	On October 31, 2003, the subsidiary Cobranzas y Recaudaciones Ltda. (C y R) was sold to America Consulting S.A.

(2)	On December 1, 2003, Santiago Factoring was absorbed by the Banco Santander Chile which assumed its assets and liabilities. No gain or loss was recognized for this transaction as the Bank held a 100% interest in Santander Factoring before the merger.

(3)	On April 25, 2003, Santander Administradora de Fondos Mutuos S.A. was absorbed by Santander Santiago S.A. Administradora General de Fondos S.A. The Bank has a 99.96% stake in Santander Santiago S.A, Administradora General de Fondos and no gain or loss was recognized associated with this merger.

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

c) Price-level restatements

The consolidated financial statements are prepared on the basis of general price-level accounting in order to reflect the effect of changes in the purchasing power of the Chilean peso during each year. At the end of each reporting period, the consolidated financial statements are restated in terms of the general purchasing power of the Chilean peso using changes in the Chilean consumer price index (“CPI”) as follows:

•	Non-monetary assets, liabilities and shareholders’ equity accounts are restated in terms of year-end purchasing power.

•	Consistent with general banking practices in Chile, no specific purchasing power adjustments of income statement amounts are made.

•	Monetary items are not restated as such items are, by their nature, stated in terms of current purchasing power in the financial statements.

•	The price-level restatement credit or charge in the income statement represents the monetary gain or loss in purchasing power from holding monetary assets and liabilities exposed to the effects of inflation.

•	All the amounts contained in the accompanying consolidated financial statements have been restated in Chilean pesos of general purchasing power of December 31, 2004 (“constant pesos”) applied under the “prior month rule”, as described below, to reflect changes in the CPI from the financial statement dates to December 31, 2004. This updating does not change the prior years’ statements or information in any way except to update the amounts to constant pesos of similar purchasing power.

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

The values of the CPI used for price-level restatement purposes are as follows:

Year	Index *	Change in index
		%
2002	113.36	3.0%
2003	114.44	1.0%
2004	117.28	2.5%

*	Index as of November 30 of each year, under the prior month rule described above.

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

Year	Ch$
2002	16,744.12
2003	16,920.00
2004	17,317.05

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

f) Foreign currency and derivative activities

The Bank enters into forward foreign exchange contracts and spot exchange contracts for its own accounts and the accounts of its customers. The Bank’s forward contracts are valued monthly using the observed rates reported by the Central Bank of Chile at the balance sheet date. The initial premium or discount on these contracts is deferred and included in determining net income over the life of the contract. The Bank’s interest rate and cross-currency swap agreements are treated as off-balance-sheet financial instruments and the net interest effect, which corresponds to the difference between interest income and interest expense arising from such agreements, is recorded in net income in the period that such differences originate.

In addition, the Bank makes loans and accepts deposits in amounts denominated in foreign currencies, principally the US dollar. Such assets and liabilities are translated at the observed rate reported by the Central Bank of Chile at the balance sheet date.

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

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Bank also enters into resale agreements as a form of investment. Under these agreements the Bank purchases securities, which are included as assets under the caption “investments under agreements to resell” and are carried at cost plus accrued interest.

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

k) Allowance for loan losses

The Bank has set up allowances for probable loan losses in accordance with the instructions issued by the Superintendency of Banks and the models for rating and evaluating credit risk approved by the Bank’s Board of Directors. The instructions issued by the Superintendency of Banks were changed with an effective date of January 1, 2004 (See Note 2).

The following describes the calculation of the allowance for loan losses subsequent to December 31, 2003.

Allowances for individual evaluations on commercial loans

The Bank assigns a risk category level to each borrower and its respective loans.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Bank considers the following risk factors within the analysis: industry or sector of the borrower, owners or managers of the borrower, their financial situation, their payment capacity and payment behavior.

The Bank assigns one of the following risk categories to each loan and borrower upon finishing the analysis:

i.	Classifications A1, A2 and A3, correspond to borrowers with no apparent credit risk.

ii.	Classifications B, correspond to borrowers with some credit risk but no apparent deterioration of payment capacity.

iii.	Classifications C1, C2, C3, C4, D1 and D2 correspond to borrowers whose loans have deteriorated.

For loans classified as A1, A2 and A3, the board of directors of the Bank is authorized to determine the levels of required reserves. For loans classified in Categories C1, C2, C3, C4, D1 and D2, the bank must have the following levels of reserves:

Classification	Estimated range of loss	Reserve
C1	Up to 3%	2%
C2	More than 3% up to 19%	10
C3	More than 19% up to 29%	25
C4	More than 29% up to 49%	40
D1	More than 49% up to 79%	65
D2	More than 79%	90

Allowances for group evaluations

•	Suitable for the evaluation of a large number of borrowers whose individual loan amounts are relatively small. These models are intended to be used primarily to analyze loans to individuals and small companies.

•	Levels of required reserves are to be determined by the Bank, according to the estimated loss that may result from the loans, by classifying the loan portfolio using one or both of the following models:

i.	A model based on the characteristics of the borrowers and their outstanding loans. Borrowers and their loans with similar characteristics will be placed into groups and each group will be assigned a risk level.

ii.	A model based on the behavior of a group of loans. Loans with analogous past payment histories and similar characteristics will be placed into groups and each group will be assigned a risk level.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Additional reserves

Under the new regulations, banks are permitted to establish reserves above the limits described above only to cover specific risks that have been authorized by their board of directors. The concept of voluntary reserves has been eliminated by the new regulation.

Until December 31, 2003, the allowance for loan losses was determined as follows:

Global loan loss allowance

A global allowance was calculated by multiplying the Bank’s outstanding loans by the greater of its “risk index” and 0.75%. The Bank’s risk index was based upon a classification of a portion of its customers’ outstanding loans into five categories based upon risk of loss for commercial loans and overdue status for consumer and residential mortgage loans. The classifications for risk index purposes must include the largest commercial loans that represent at least 75% of the commercial loan portfolio and 100% of consumer and residential mortgage loans. Once the customers’ outstanding loans have been classified, certain required percentage allowances applicable to the relevant categories are applied. The resulting weighted-average allowance rate is the risk index utilized in the calculation of the global loan loss allowance.

Individual loan loss allowance

Once a loan was overdue for 90 days or more, a specific allowance was calculated for 100% of the uncollateralized portion of the loan. Individual loan loss allowances were required only to the extent that, in the aggregate, they exceed the global loan loss allowance.

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

n) Staff severance indemnities

The Bank has recorded a liability for long-term severance indemnities in accordance with employment contracts it has with certain employees. The liability, which is payable to specified voluntarily retiring employees with more than 20 years of service is recorded at the present value of the accrued benefits, is calculated by applying a real discount rate to the benefit accrued as of year-end over the estimated average remaining service period. For the years ended December 31, 2002, 2003 and 2004, the obligation has been discounted using a real interest rate of 7.2%.

o) Assets received in lieu of payment

Assets received in lieu of payment are carried at the lower of price-level restated cost and the market value of such assets, considered as a whole. Assets that have not been sold within one year are written-off on a straight-line basis over 12 months for assets received until December 31, 2003 and over 6 months for assets received in 2004, as instructed by the Superintendency of Banks.

p) Statement of cash flows

For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks. For the years ended December 31, 2002, 2003 and 2004, the consolidated statements of cash flows have been prepared in accordance with Technical Bulletin No. 65 of the Chilean Association of Accountants.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

q) Convenience translation to U.S. dollars

The Bank maintains its accounting records and prepares its consolidated financial statements in Chilean pesos. The US dollar amounts disclosed in the accompanying financial statements are presented solely for the convenience of the reader at the December 31, 2004 observed exchange rate of Ch$ 559.83 per US$1.00. This translation should not be construed as representing that the Chilean peso amounts actually represent or have been, or could be, converted into U.S. dollars at such a rate or at any other rate.

r) Reclassifications

Certain balances from prior years have been reclassified to conform to the current year presentation.

NOTE 2 – ACCOUNTING CHANGES

On January 1, 2004, the Superintendency of Banks new guidelines and rules regarding Provisioning for Credit Risk became effective. This new classification system is based on internally developed models for rating and evaluating credit risk, which was presented and approved by the Bank’s Board of Directors on October 21, 2003, as recorded in the minutes of Board Meeting No. 348.

Under the new methodology the level of required loan loss reserves was not significantly modified and as a result had no significant effect on 2004 results.

NOTE 3 – CASH AND DUE FROM BANKS

In accordance with the rules of the Superintendency of Banks, the Bank must maintain certain non interest-bearing balances in its account with the Central Bank. The required balances are based upon specified financial criteria, including the level of the Bank’s assets, the amount of its foreign borrowings and its average liabilities. Restricted amounts totaled MCh$ 208,152 and MCh$ 243,306 as of December 31, 2003 and 2004, respectively.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 4 – INVESTMENTS

A summary of financial investments is as follows:

	As of December 31,
	2003	2004
	MCh$	MCh$
Central Bank and Government Securities
Marketable debt securities	601,323	938,681
Investments collateral under agreements to repurchase	523,241	523,390
Investments purchased under agreements to resell	44,656	23,660

Subtotal	1,169,220	1,485,731
Corporate securities
Marketable Securities	669,958	416,002
Investments collateral under agreements to repurchase	65,267	49,247

Subtotal	735,225	465,249
Time deposits in Chilean financial institutions	56,630	38,506

Total	1,961,075	1,989,486

Financial investments are classified at the time of the purchase, based on management’s intentions, as either trading or permanent. The related amounts are as follows:

	As of December 31,
	2003	2004
	MCh$	MCh$
Permanent	1,098,794	565,945
Trading	862,281	1,423,541

Total	1,961,075	1,989,486

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 5 – LOANS

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

NOTE 5 – LOANS (CONTINUED)

The following table summarizes the most significant loan concentrations, expressed as a percentage of total loans, excluding contingent loans and before the reserve for loan losses.

	As of December 31,
	2003	2004
Community, social and personal services	22.2%	18.8%
Residential mortgage loans	20.6%	23.3%
Consumer loans	11.6%	14.1%
Financial services	9.9%	10.4%
Commerce	9.3%	9.0%
Manufacturing	7.4%	6.8%
Construction	6.4%	7.3%
Agriculture, livestock, agribusiness, fishing	4.9%	4.6%
Electricity, gas and water	3.6%	1.1%
Transport, storage and communications	3.3%	3.2%
Mining and petroleum	0.8%	1.4%

Total	100.0%	100.0%

A substantial amount of the Bank’s loans are to borrowers doing business in Chile.

NOTE 6 – LEASE CONTRACTS

The amounts shown as leasing contracts are amounts receivable under lease agreements and have the following maturities as of December 31, 2003 and 2004. Unearned income presented in the table corresponds to the interest to be earned in each period.

	As of December 31, 2003			As of December 31, 2004
	Total receivable	Unearned income	Net lease receivable	Total receivable	Unearned income	Net lease receivable
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Years
Due within one year	63,317	(14,723)	48,594	31,685	(2,306)	29,379
Due after 1 year but within 2 years	72,194	(16,451)	55,743	59,458	(3,891)	55,567
Due after 2 years but within 3 years	83,987	(19,327)	64,661	68,710	(5,581)	63,129
Due after 3 years but within 4 years	56,524	(13,427)	43,096	76,703	(6,920)	69,783
Due after 4 years but within 5 years	62,604	(12,341)	50,263	51,803	(6,131)	45,672
Due after 5 years	257,781	(77,485)	180,296	320,513	(81,822)	238,691

Total	596,407	(153,754)	442,653	608,872	(106,651)	502,221

Leased assets consist principally of real estate, industrial machinery, vehicles and computer equipment.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 7 – ALLOWANCE FOR LOAN LOSSES

The changes in the allowance for loan losses are as follows:

	Year ended December 31,
	2002	2003	2004
	MCh$	MCh$	MCh$
Balance as of January 1	170,108	173,448	172,398
Price–level restatement (1)	(4,890)	(1,636)	(4,529)
Charge–offs	(83,324)	(102,716)	(119,446)
Allowances established (2)	106,005	128,321	144,973
Allowances released	(14,451)	(25,019)	(20,110)

Balance as of December 31	173,448	172,398	173,286

(1)	Reflects the effect of inflation on the allowance for loan losses at the beginning of each period, adjusted to constant pesos of December 31, 2004.

(2)	As a result of the merger between the former Banco Santander-Chile and Banco Santiago, the respective allowance for loan losses were standardized, generating an increase in the allowance for loan losses amounting to MCh$ 11,950. This amount was charged to income during 2002.

The allowance for loan losses included in the results of operations for the periods indicated is as follows:

	Year ended December 31,
	2002	2003	2004
	MCh$	MCh$	MCh$
Provisions established	106,005	128,321	144,973
Provisions established (released) for assets received in lieu of payment	2,515	(102)	970
Direct charge-offs	290	653	2,901
Provisions released	(14,451)	(25,019)	(20,110)

Net charge to income	94,359	103,853	128,734

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 8 – BANK PREMISES AND EQUIPMENT, NET

The major categories of Bank premises and equipment, net of accumulated depreciation, are as follows:

	As of December 31,
	2003	2004
	MCh$	MCh$
Land and buildings	186,296	185,518
Furniture and fixtures	8,412	6,734
Machinery and equipment	11,556	13,076
Vehicles	833	675
Others	7,118	7,866

Total Bank premises and equipment, net	214,215	213,869

NOTE 9 – INVESTMENTS IN OTHER COMPANIES

Investments in other companies consist of the following:

	As of December 31,
	Ownership interest					Investment Book Value
			Participation in Net Income
	2003	2004	2002	2003	2004	2003	2004
	%	%	MCh$	MCh$	MCh$	MCh$	MCh$
Cobranzas y Recaudaciones Ltda. (See Note 1)	—	—	—	906	—	—	—
Santiago Factoring Ltda. (See Note 1)	—	—	—	(56)	—	—	—
Redbank S.A.	33.42	33.42	167	391	182	1,375	1,162
Transbank S.A.	32.71	32.71	248	248	248	1,627	1,622
Sociedad Interbancaria de Depósito de Valores S.A.	29.28	29.28	79	61	56	405	361
Tarjetas Inteligentes S.A.	26.67	26.67	(156)	(44)	(134)	117	(17)
Bolsa de Comercio de Santiago (Stock Exchange)	4.17	4.17	88	86	88	554	555
Bolsa Electrónica de Chile.	2.50	2.50	—	—	—	64	65
Bolsa de Comercio de Valparaíso	2.22	2.22	(1)	—	—	13	10
Cámara de Compensación	0.15	0.15	—	—	—	3	3
Nexus S.A.	12.90	12.90	25	73	86	504	533
Cámara Compensación Alto Valor S.A.	—	18.16	—	—	(17)	—	276
Centro de Compensación Automática	33.33	33.33	12	46	30	204	189

Total investments in other companies accounted for under the equity method			462	1,711	539	4,866	4,759
Other investments carried at cost			(5)	(1)	(2)	133	132

Total investments in other companies			457	1,710	537	4,999	4,891

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 10 – OTHER ASSETS AND OTHER LIABILITIES

a) Other assets

	As of December 31,
	2003	2004
	MCh$	MCh$
Amounts receivable under spot foreign exchange transactions	57,365	192,665
Credit card charges in process	37,071	23,010
Deferred income taxes (Note 21)	37,111	48,067
Prepaid and deferred expenses	72,167	60,071
Transactions in process (suspense accounts)	13,156	8,699
Recoverable taxes	3,264	6,696
Stamp taxes recoverable	1,089	593
Receivable on sale of mortgage loans portfolio	43,488	—
Receivable on sales of assets received in lieu of payment	10,970	3,879
Real time gross settlement (RTGS) receivable	—	39,499
Guarantees issued	3,375	19,492
Others	14,201	15,566

Total other assets	293,257	418,237

b) Other liabilities

	As of December 31,
	2003	2004
	MCh$	MCh$
Amounts payable under spot foreign exchange transactions	62,024	96,216
Amounts payable from forward contracts, net	14,298	51,989
Deferred income taxes (Note 21)	3,990	3,476
Transactions in process (suspense accounts)	4,971	6,119
Provision for staff benefits	9,230	9,336
Income taxes	32,281	25,591
Value added tax payable	2,986	3,063
Deferred fees	4,969	4,792
Real time gross settlement (RTGS) payable	—	33,902
Provisions for lawsuits and others	5,361	15,458
Others	18,475	3,132

Total other liabilities	158,585	253,074

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 10 – OTHER ASSETS AND OTHER LIABILITIES (CONTINUED)

c) Contingent liabilities

Contingent liabilities consist of open and unused letters of credit, together with guarantees by the Bank in Chilean pesos, UF’s and foreign currencies (principally US dollars). The liability represents the Bank’s obligations under such agreements. The Bank’s rights under these agreements are recognized as assets under the caption “Contingent loans” (Note 5).

NOTE 11 – OTHER INTEREST BEARING LIABILITIES

The Bank’s long-term and short-term borrowings are summarized below. Borrowings are generally classified as short-term when they have original maturities of less than one year or are due on demand. All other borrowings are classified as long-term, including the amounts due within one year on such borrowings.

	December 31, 2003
	Long-term	Short-term	Total
	MCh$	MCh$	MCh$
Central Bank borrowings	11,057	339,919	350,976
Credit lines for renegotiations of loans	12,775	—	12,775
Investments under agreements to repurchase	—	476,876	476,876
Mortgage finance bonds	1,315,225	—	1,315,225
Bonds	263,642	—	263,642
Subordinated bonds	398,014	—	398,014
Borrowings from domestic financial institutions	—	36,688	36,688
Foreign borrowings	433,902	120,265	554,167
Other obligations	22,350	44,109	66,459

Total borrowings	2,456,965	1,017,857	3,474,822

	December 31, 2004
	Long-term	Short-term	Total
	MCh$	MCh$	MCh$
Central Bank borrowings (11(a))	—	329,047	329,047
Credit lines for renegotiations of loans (11(a))	9,324	—	9,324
Investments under agreements to repurchase	—	432,797	432,797
Mortgage finance bonds (11(b))	770,712	187,738	958,450
Bonds (11(c))	357,619	—	357,619
Subordinated bonds (11(d))	417,579	113,087	530,666
Borrowings from domestic financial institutions	—	28,738	28,738
Foreign borrowings (11 (e))	235,541	242,718	478,259
Other obligations (11(f))	14,257	25,525	39,782

Total borrowings	1,850,032	1,359,650	3,164,682

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 11 – OTHER INTEREST BEARING LIABILITIES (CONTINUED)

a) Central Bank borrowings

Central Bank borrowings include credit lines for the renegotiations of loans and other Central Bank borrowings. These credit lines were provided by the Central Bank for the renegotiations of loans due to the need to refinance debts as a result of the economic recession and crisis of the banking system in the early 1980’s. The credit lines for the renegotiations, which are considered long-term, are related with mortgage loans linked to the UF index and bear an annual interest rate of 5.2%. Other Central Bank borrowings bear an annual interest rate of 4.2%. The maturities of the outstanding amounts due to the Central Bank are as follows:

	As of December 31,
	2003	2004
	MCh$	MCh$
Renegotiations of mortgage loans	12,775	9,324

Total credit lines for renegotiations of loans	12,775	9,324

The maturities of MCh$ 9,324 due under these credit lines, which are considered long-term, are due within one year.

(b) Mortgage finance bonds

These bonds are used to finance mortgage loans. The outstanding principal amounts of the bonds are amortized on a quarterly basis. The range of maturities of these bonds is between five and twenty years. The bonds are linked to the UF index and bear a weighted-average annual interest rate of 5.6%.

As of December 31, 2004
MCh$
Due within 1 year	187,738
Due after 1 year but within 2 years	102,859
Due after 2 years but within 3 years	98,479
Due after 3 years but within 4 years	83,772
Due after 4 years but within 5 years	79,514
Due after 5 years	406,088

Total mortgage finance bonds	958,450

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 11 – OTHER INTEREST BEARING LIABILITIES (CONTINUED)

(c) Bonds

	As of December 31,
	2003	2004
	MCh$	MCh$
Santiago bonds, Series A, B, C, D and F	78,100	43,868
Santiago Leasing S.A. bonds	67,700	—
Santander bonds linked to the UF	117,842	90,675
Santander bonds denominated in US$	—	223,076

Total other borrowings: bonds	263,642	357,619

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

Santiago Leasing S.A.’s bonds are linked to the UF index and bear an annual interest rate of 5.6%. On December 17, 2004 Santiago Leasing S.A., ceded through public deed a total of UF 3,041,102 (MCh$ 52,663 at December 31, 2004) in bonds to Banco Santander Chile. As of December 31, 2004, the balance is included in Santander bonds linked to the UF.

Santander bonds were issued by the former Banco Santander-Chile. These bonds are intended to finance loans that have a maturity of greater than one year, are linked to the UF index and bear a weighted average annual interest rate of 6.5%.

On December 9, 2004, the Bank issued senior bonds, denominated in U.S. dollars, for a total of US$ 400 million. These bonds carry a nominal interest rate of LIBOR plus 0.35% per annum (5.67 % at December 31, 2004), quarterly interest payments and one repayment of principal after a term of 5 years.

The maturities of these bonds are as follows:

As of December 31, 2004
MCh$
Due within 1 year	—
Due after 1 year but within 2 years	3,659
Due after 2 years but within 3 years	5,016
Due after 3 years but within 4 years	—
Due after 4 years but within 5 years	223,076
Due after 5 years	125,868

Total bonds	357,619

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 11 – OTHER INTEREST BEARING LIABILITIES (CONTINUED)

d) Subordinated bonds

	As of December 31,
	2003	2004
	MCh$	MCh$
Santiago bonds denominated in US$ (1)	48,896	44,692
Santander bonds denominated in US$ (2) (6)	133,323	286,905
Old Santander bonds denominated in US$ (3)	123,990	113,087
Santiago bonds linked to the UF (4)	60,353	56,055
Santander bonds linked to the UF (5)	31,452	29,927

Total subordinated bonds	398,014	530,666

(1)	On July 17, 1997, the former Banco Santiago issued subordinated bonds, denominated in U.S. dollars, for a total of US$300 million. The bonds carry a nominal interest rate of 7.0% per annum, semi-annual interest payments and one repayment of principal after a term of 10 years.

(2)	On January 16, 2003, the Bank completed the voluntary exchange of its new subordinated bonds, which will mature in 2012. A total of US$ 221,961,000 in principal of the Santiago bonds was offered and accepted by the Bank. The bonds carry a nominal interest rate of 7.375% per annum, semi-annual interest payments and one repayment of principal after a term of 10 years.

(3)	On October 30, 1998, the former Banco Santander-Chile issued subordinated bonds, denominated in U.S. dollars, for a total of US$200 million. The bonds carry a nominal interest rate of 6.5% per annum, semi-annual interest payments and one repayment of principal after a term of 7 years.

(4)	The Series C and E Bonds outstanding as of December 31, 2004 are intended for the financing of loans with a maturity of greater than one year. They are linked to the UF index and carry an annual interest rate of 7.5% and 6.0% respectively, with interest and principal payments due semi-annually.

(5)	The Series C, D and E Bonds outstanding as of December 31, 2004 are intended for the financing of loans with a maturity of greater than one year. They are linked to the UF index and carry an annual interest rate of 7.0% with interest and principal payments due semi-annually.

(6)	On December 9, 2004, the Bank issued subordinated bonds, denominated in U.S. dollars, for a total of US$ 300 million. These bonds carry a nominal interest rate of 5.375% per annum, semi-annual interest payments and one repayment of principal after a term of 10 years.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 11 – OTHER INTEREST BEARING LIABILITIES (CONTINUED)

The maturities of these bonds, which are considered long-term, are as follows:

As of December 31, 2004
MCh$
Due within 1 year	113,087
Due after 1 year but within 2 years	—
Due after 2 years but within 3 years	49,860
Due after 3 years but within 4 years	—
Due after 4 years but within 5 years	—
Due after 5 years	367,719

Total subordinated bonds	530,666

e) Foreign borrowings

These are short-term and long-term borrowings from foreign banks. The maturities of these borrowings are as follows:

As of December 31, 2004
MCh$
Due within 1 year	176,915
Due after 1 year but within 2 years	41,418
Due after 2 years but within 3 years	1,687
Due after 3 years but within 4 years	15,521
Due after 4 years but within 5 years	—

Total long-term	235,541

Total short-term	242,718

Total foreign borrowings	478,259

The foreign borrowings are denominated principally in U.S. dollars, and are principally used to fund the Bank’s foreign trade loans and bear an annual average interest rate of 1.6%.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 11 – OTHER INTEREST BEARING LIABILITIES (CONTINUED)

f) Other obligations

Other obligations are summarized as follows:

As of December 31, 2004
MCh$
Due within 1 year	3,703
Due after 1 year but within 2 years	3,802
Due after 2 years but within 3 years	1,902
Due after 3 years but within 4 years	1,314
Due after 4 years but within 5 years	1,436
Due after 5 years	2,100

Total long term obligations	14,257

Short-term obligations:

Amounts due to credit card operators	17,873
Acceptance of letters of credit	7,652

Total short-term obligations	25,525

Total other obligations	39,782

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 12 – DISCLOSURES REGARDING DERIVATIVE FINANCIAL INSTRUMENTS

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

Unrealized gains, losses, premiums and discounts arising from foreign exchange forward contracts are shown on a net basis under the captions Other assets and Other liabilities (see Note 10).

During 2003 and 2004, the Bank entered into interest rate and cross currency swap agreements to manage exposure to fluctuation in currencies and interest rates. The differential between the interest paid or received on a specified notional amount is recognized under the caption “Amounts payable from forward contracts, net”. The fair value of the swap agreement and changes in the fair value as a result of changes in market interest rates are not recognized in the consolidated financial statements.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 12 – DISCLOSURES REGARDING DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)

The Bank’s foreign currency futures and forward operations and other derivative products outstanding at December 31, 2003 and 2004 are summarized below:

(a) Foreign currency and interest rate contracts:

	Number of contracts		Notional amounts
			Up to 3 months		Over 3 months
	2003	2004	2003	2004	2003	2004
			ThUS$	ThUS$	ThUS$	ThUS$
Chilean market:
Future purchase of foreign currency	752	865	784,477	1,348,734	3,513,029	4,156,016
Future sale of foreign currency	1,173	1371	864,747	1,104,042	2,914,355	2,842,398
Interest rate swaps	—	199	—	104,596	—	3,419,526
Foreign currency forwards	148	112	39,794	34,127	13,818	20,230
Foreign markets:
Foreign currency swaps	207	109	116,086	51,245	14,491	22,670
Interest rate swaps	115	120	50,000	86,100	1,547,773	2,487,128

The notional amounts refer to the US dollars bought or sold or to the US dollar equivalent of foreign currency bought or sold for future settlement. The contract terms correspond to the duration of the contracts as from the date of the transaction to the date of the settlement.

(b) Contracts expressed in the UF index:

	Number of contracts		Notional amounts
			Up to 3 months		Over 3 months
	2003	2004	2003	2004	2003	2004
			UF	UF	UF	UF
Forwards in UF/Ch$ sold	25	28	550,000	2,200,000	4,150,000	3,700,000
Forwards in UF/Ch$ purchase	19	32	773,723	1,600,000	1,850,000	5,600,000

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 13 – MINIMUM CAPITAL REQUIREMENTS

The Superintendency of Banks requires Chilean Banks to maintain a minimum capital of 800,000 UF, equivalent to MCh$ 13,854 as of December 31, 2004. In addition, Banks are required to maintain a minimum basic capital of at least 3% of total assets after deductions for mandatory provisions, while effective net equity may not be lower than 8% of its risk weighted assets. However, as a result of the merger in 2002, the Chilean Superintendency of Banks and Financial Institutions determined that the actual equity of the merged bank could not be lower than 12% of its risk-weighted assets. Effective net equity is defined as basic equity, plus voluntary loan loss allowances, up to a maximum of 1.25% of risk weighted assets, and the qualifying proportion of subordinated bonds with scheduled maturities in excess of six years, for which early repayment is not permitted. Chilean Banks are permitted to include in effective net equity principal subordinated bond amounts up to a maximum of fifty percent of the basic capital.

The Bank’s actual qualifying “net capital base” and “effective equity” to support the Bank’s risk-weighted assets as of December 31, 2003 and 2004, are shown in the following table:

	December 31,
	2003	2004
	MCh$	MCh$
Net capital base	830,515	832,959
3% total assets net of provisions	(336,205)	(363,177)
Excess over minimum required equity	494,310	469,782
Net capital base as a percentage of the total assets, net of provisions	7.4%	6.9%
Effective equity	1,107,269	1,231,077
12% of the risk-weighted assets	(909,676)	(991,510)
Excess over minimum required equity	197,593	239,567
Effective equity as a percentage of the risk-weighted assets	14.6%	14.9%

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 14 – SHAREHOLDERS’ EQUITY

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

As of December 31, 2003 and 2004 the Bank’s paid-in capital consisted of 188,446,126,794 authorized issued and outstanding shares with no fixed nominal value.

b) Dividends

The distributions of dividends related to net income for the years 2002, 2003 and 2004 as approved by the Annual Shareholders’ Meeting of Banco Santander Chile, are as follows:

Shareholders’ Meeting	Dividend paid (1)	Percentage Paid
April 2003	162,753	100%
April 2004	212,108	100%
April 2005	198,795	100%

(1)	Dividend paid has been restated in constant Chilean pesos of December 31, 2004

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 15 –TRANSACTIONS WITH RELATED PARTIES

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

a) Loans granted to related parties

Related party loans, all of which are current, are as follows:

	As of December 31,
	2003		2004
	Loans	Collateral pledged	Loans	Collateral pledged
	MCh$	MCh$	MCh$	MCh$
Operating companies	8,106	350	57,580	25,454
Investment companies (1)	196,744	121,242	151,007	70,864
Individuals (2)	9,240	8,359	15,525	14,322

Total	214,090	129,951	224,112	110,640

(1)	Includes companies whose purpose is to hold shares in other companies.

(2)	Includes debt obligations that are individually equal to or greater than UF 3,000, equivalent to MCh$ 52 as of December 31, 2004.

The activities in the balances of loans to related parties are as follows:

	As of December 31,
	2003	2004
	MCh$	MCh$
Balance as of January 1,	173,052	214,090
New loans	78,186	283,085
Repayments	(35,514)	(278,350)
Price- level restatements	(1,634)	5,287

Balance as of December 31,	214,090	224,112

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 15 – TRANSACTIONS WITH RELATED PARTIES (CONTINUED)

b) Other transactions with related parties

During the years ended December 31, 2002, 2003 and 2004 the Bank had the following significant income (expenses) from services provided to (by) related parties:

	Year ended December 31
Company	2002 Income/(Expense)	2003 Income/(Expenses)	2004 Income/(Expenses)
	MCh$	MCh$	MCh$
Redbanc S.A.	(2,058)	(3,290)	(3,192)
Transbank S.A.	(4,068)	(5,221)	(4,508)
Sixtra Chile S.A.	(68)	(69)	(43)
Santander G.R.C. Ltda.	379	273	534
Santander Chile Holding S.A.	171	121	82
Santander Factoring S.A.	125	58	52
Bansa Santander S.A.	1,813	779	(2,275)
Summa Bansander A.F.P.	108	203	143
Altec S.A.	(2,351)	(3,102)	(5,612)
Santander Investment	99	—	85
Altavida Cia. de Seguros de Vida S.A.	(784)	3,375	6,577
Plaza del Trébol S.A.	(119)	(102)	(105)
Sociedad Nexus S.A.	(2,183)	—	—
Teatinos Siglo XXI S.A.	2,997	—	—
Others	(693)	(334)	(413)

Total	(6,632)	(7,309)	(8,675)

Article 89 of the Chilean Companies Law requires that the Bank’s transactions with related parties be on a market basis or on terms similar to those customarily prevailing in the market.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 16 – FEES AND INCOME FROM SERVICES

Fees and income from services and the related expenses are summarized as follows:

	Year ended December 31,
	Income			Expenses
	2002	2003	2004	2002	2003	2004
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Fees and income from services:
Payment agency services	15,535	6,357	3,957	(389)	(31)	—
Checking accounts	31,016	37,535	35,157	(1,753)	(3,312)	(3,755)
Credit cards	27,329	33,388	26,961	(15,283)	(18,460)	(9,781)
Automatic teller cards	11,238	12,701	15,461	(4,101)	(1,532)	(8,761)
Letters of credit, guarantees, pledges and other contingent loans	2,981	3,353	4,563	—	—	—
Lines of credit	4,699	3,134	2,053	—	—	—
Underwriting	5,197	4,875	7,434	(106)	(83)	(122)
Bank drafts and fund transfers	185	243	247	—	—	—
Sales and purchase of foreign currencies	4,539	5,755	5,568	(495)	(630)	(587)
Insurance brokerage	4,252	6,208	8,500	(576)	(1,261)	(2,085)
Custody and trust services	600	550	557	—	—	—
Mutual fund services	14,346	13,017	18,038	—	—	—
Saving accounts	1,605	736	1,522	—	—	—
Other	5,509	12,556	18,332	(656)	(486)	(1,648)

Total income (expense)	129,031	140,408	148,350	(23,359)	(25,795)	(26,739)

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 17 – NON-OPERATING INCOME AND EXPENSES

Non-operating income and expenses are set forth below:

	Year ended December 31,
	2002	2003	2004
	MCh$	MCh$	MCh$
Non-operating income:
Gain on sales of Bank premises and equipment	357	837	298
Gains on sales of assets received in lieu of payment previously charged-off	13,159	8,228	6,652
Rental income	1,042	614	1,104
Recovery of expenses	1,826	577	191
Recovery of previous-year expenses	2,053	6,825	3,305
Tax recoveries	148	—	—
Gain on sale of credit division Santiago Express (1)	—	—	21,824
Other	3,259	3,136	245

Total non-operating income	21,844	20,217	33,619

(1)	On December 6, 2004, the contract regarding the sale of the Bank’s Santiago Express Division to Empresas Almacenes París S.A. was signed. This contract included the sale and transfer of financial assets comprised of loans given by Santiago Express and intangible assets that permit for this Division to continue operating. The final sale price was MCh$ 114,166 that generated a profit of MCh$21,824.

	Year ended December 31,
	2002	2003	2004
	MCh$	MCh$	MCh$
Non-operating expenses:
Charge-offs of assets received in lieu of payment	10,959	12,713	20,933
Homogenization of fixed asset amortization	13,245	—	—
Merger expenses (2)	39,964	—	—
Provision for contingencies with vendors	—	—	3,656
Loss on sales of Bank premises and equipment	98	992	104
Other	16,911	6,000	13,338

Total non-operating expenses	81,177	19,705	38,031

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 17 – NON-OPERATING INCOME AND EXPENSES (CONTINUED)

(2)	As a result of the merger, as described in Note 1 a), as of December 31, 2002 the Bank included MCh$ 39,964 under Non-operating expenses, corresponding to the consolidated expenses relating to the merger. Such amount corresponds both to disbursements made and to provisions for known future disbursements. All these expenses have been directly charged to net income for the year, according to the following detail:

2002
MCh$
Severance indemnities	22,826
Information systems write-off	6,998
Remodeling and removal of offices and central services	5,018
Advisory services	2,576
Other write-offs	1,129
Marketing expenses	731
Staff	686

Total	39,964

NOTE 18 – DIRECTORS’ EXPENSES AND REMUNERATION

The following items were charged to expense for services provided by the members of the Board:

	Year ended December 31,
	2002	2003	2004
	MCh$	MCh$	MCh$
Remuneration established by the General Shareholders’ meeting, including attendance fees	690	321	332

NOTE 19 – RECOVERY OF LOANS PREVIOUSLY CHARGED-OFF

Recovery of loans previously charged-off includes the following items:

	Year ended December 31,
	2002	2003	2004
	MCh$	MCh$	MCh$
Loans previously charged-off	25,936	34,747	47,980
Loans reacquired from the Central Bank	67	15	—

Total	26,003	34,762	47,980

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 20 – FOREIGN CURRENCY POSITION

The consolidated balance sheets include assets and liabilities denominated in foreign currencies which have been translated into Chilean pesos at the applicable exchange rates as of December 31, 2003 and 2004, and assets and liabilities which are denominated in Chilean pesos subject to exchange rate fluctuations, as detailed below.

	As of December 31, 2003			As of December 31, 2004
	Denominated in			Denominated in
	Foreign currency	Chilean pesos	Total	Foreign currency	Chilean pesos	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ASSETS
Cash and due from banks	139,277	168	139,445	226,701	129	226,830
Financial investments	240,888	1,010,670	1,251,558	466,684	471,639	938,323
Loans (including contingent loans)	1,059,239	28,836	1,088,075	1,040,267	25,671	1,065,938
Other assets	2,994,733	—	2,994,733	4,042,597	—	4,042,597

Total assets	4,434,137	1,039,674	5,473,811	5,776,249	497,439	6,273,688

LIABILITIES
Deposits	(739,682)	(289)	(739,971)	(987,564)	(17)	(987,581)
Contingent liabilities	(599,606)	(5)	(599,611)	(548,698)	—	(548,698)
Due to domestic banks	(8,199)	(3,803)	(12,002)	(10,370)	—	(10,370)
Due to foreign banks	(554,167)	—	(554,167)	(478,259)	—	(478,259)
Other liabilities	(3,229,286)	(278,525)	(3,507,811)	(4,066,049)	(217,249)	(4,283,298)

Total liabilities	(5,130,940)	(282,622)	(5,413,562)	(6,090,940)	(217,266)	(6,308,206)

Net assets (liabilities) in foreign currencies	(696,803)	757,052	60,249	(314,691)	280,173	(34,518)

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 21 – INCOME TAXES

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

	Complementary accounts as of December 31,		Deferred taxes as of December 31,
Temporary differences	2003	2004	2003	2004
	MCh$	MCh$	MCh$	MCh$
Assets
Interest and indexation for tax purposes	—	—	2,526	2,557
Assets received in lieu of payment	—	—	845	2,697
Foreign exchange	—	—	268	395
Global allowance for loan losses	—	—	18,342	21,566
Other provisions	—	—	4,664	7,040
Forward contracts	—	—	(18)	(162)
Leasing assets	79	—	10,549	9,915
Others	—	—	14	4,059

Total	79	—	37,190	48,067

Liabilities
Valuation of investments	—	—	221	(159)
Deferred expenses	—	—	(2,887)	(1,557)
Others	(29)	(26)	(1,353)	(1,786)

Total	(29)	(26)	(4,019)	(3,502)

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 21 – INCOME TAXES (CONTINUED)

b) Income taxes for the years ended December 31, 2002, 2003 and 2004 were a follows:

	Year ended December 31,
	2002	2003	2004
	MCh$	MCh$	MCh$
Amortization of deferred tax complementary accounts	4,453	(320)	75
Deferred tax for the period	4,708	(207)	12,196

Net benefit (charge) due to deferred taxes	9,161	(527)	12,271
Income tax provision – current	(36,431)	(43,323)	(56,637)
Other taxes	(1,112)	(912)	(1,550)

Net income taxes	(28,382)	(44,762)	(45,916)

NOTE 22 – CONTINGENCIES AND COMMITMENTS

a) Lawsuits against the Bank:

Suit filed on August 26, 1992 by the Chilean Internal Revenue Service is still pending. The Appeals Court partially resolved in favor of Banco Santander Chile and substantially reduced the amount of the tax difference. In the opinion of our legal advisors, these claims are not likely to have, in the aggregate, a material adverse effect on our consolidated financial condition or results of operations and as of December 31, 2004 the Bank maintained a provision of MCh$519 which covers the totality of this claim.

With respect to the claim made by the Chilean Internal Revenue Service on May 31, 1993 against the Bank, in 2003 the Appeals Court of Santiago nullified the lower courts sentence and ordered that suit be returned to the jurisdiction of the original tax judge. As of December 31, 2003, the Bank maintained a provision of MCh$ 340. In 2004, the Bank settled this contingency with the Chilean Internal Revenue Service and paid MCh$ 178.

b) Contingencies of subsidiaries:

On August 28, 1996, Banco Español de Crédito filed a complaint against Auca Forestal S.A. and O’Higgins Corredores de Bolsa Ltda. (currently Santiago Corredores de Bolsa Ltda.). The Bank’s management and its legal counsel, believe that the resolution of this contingency is not likely to cause damages to the subsidiary, as of December 31, 2004 the subsidiary maintained a provision of MCh$ 256 which covers the totality of this contingency.

In order to guarantee obligations for bond issues, the subsidiary Santiago Leasing S.A. has delivered leasing contracts as collateral in the amount of MCh$ 1,974.3 (MCh$ 3,216.3 in 2003), with an unpaid capital of MCh$ 1,710.2 (MCh$ 3,122.5 in 2003). On December 17, 2004 the guaranteed bonds were ceded to Banco Santander Chile and the guarantees were maintained.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 22 – CONTINGENCIES AND COMMITMENTS (CONTINUED)

As of December 31, 2004 and 2003, the subsidiary Santiago Leasing S.A. leased property with deferred customs duties. The subsidiary may eventually have to pay such duties, amounting to ThUS$ 873 and ThUS$ 1,759, respectively, on account of the leaseholder, if not paid by the latter. Leased assets subject to deferred custom duties amounts to MCh$4,487 as of December 31, 2004 (MCh$4,985 in 2003).

NOTE 23 – FIDUCIARY ACTIVITIES

The following items are recorded in memorandum accounts by the Bank and represent fiduciary safekeeping and custody services:

	As of December 31,
	2003	2004
	MCh$	MCh$
Securities held in safe custody	4,648,338	6,913,980
Amounts to be collected on behalf of local third parties	288,184	199,067
Amounts to be collected on behalf of foreign third parties	244,659	207,253

Total	5,181,181	7,320,300

NOTE 24 – PRICE-LEVEL RESTATEMENT

The price-level restatement loss is determined by restating the following non-monetary assets, liabilities and equity:

	Year ended December 31,
	2002	2003	2004
	MCh$	MCh$	MCh$
Restatement of non-monetary accounts based on the Consumer Price Index:
Bank premises and equipment	7,307	1,904	5,232
Investments in other companies	92	126	85
Other non-monetary assets and liabilities	2,530	479	2,571
Shareholders’ equity	(23,403)	(10,402)	(19,871)

Net loss from price-level restatement	(13,474)	(7,893)	(11,983)

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 25 – SALES AND PURCHASE OF LOANS

From time to time, the bank sells and purchases loans based on specific requirements from customers. During the year ended December 31, 2002, 2003 and 2004, the Bank sold loans in the amount of MCh$ 54,474, MCh$ 64,031 and MCh$ 155,672, respectively; however, the Bank does not originate loans for future sale. During the years ended December 31, 2002, 2003 and 2004, the Bank purchased loans totaling MCh$ 2,385 MCh$ 15,867 and MCh$ 26,968, respectively. Any gains or losses on such transactions are recognized in results of operations at the time of the transactions.

The aggregate gains (losses) on sales of loans were MCh$ (44), MCh$ 276 and MCh$ 21,824 for the years ended December 31, 2002, 2003 and 2004, respectively.

NOTE 26 – SUBSEQUENT EVENTS

As of January 1, 2005, the Superintendency of Banks, modified the required relation the Bank must maintain between regulatory capital and risk weighted assets to 11% from 12%.

Between December 31, 2004 and the date of the publication of these financial statements, no other significant subsequent event exists that could materially affect these financial statements.

NOTE 27 – DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

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

The cumulative inflation rate in Chile as measured by the CPI for the three-year period ended December 31, 2004 was approximately 6.32%. Chilean GAAP requires that financial statements of banks be restated to reflect the total effect of the loss in the purchasing power of the Chilean peso on the financial position and results of operations of reporting entity. The method, described in Note 1 (c), is based on a model which enables calculation of net inflation gains or losses caused by monetary assets and liabilities exposed to changes in the purchasing power of local currency, by restating all non-monetary accounts in the financial statements. The model prescribes that the historical cost of such accounts be restated for general price-level changes between the date of origin of each item and the end of the period. The inclusion of price-level adjustments in the accompanying consolidated financial statements is considered appropriate under the prolonged inflationary conditions affecting the Chilean economy. As permitted under Item 18 of Form 20-F of SEC Regulation S-X no adjustments have been made to reflect the elimination of price-level adjustments.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 27 – DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(a) Merger of entities under common control

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

(b) Push Down Accounting

1.	Merger of Banco Central Hispanoamericano S.A. (“BCH”) into Banco Santander S.A.(“BS”) on April 17, 1999

On April 17, 1999, BCH merged into BS to create Banco Santander Central Hispano (“BSCH”). For U.S. GAAP purposes, the merger was accounted for as a purchase of BCH by BS. Prior to April 17, 1999 BCH indirectly held a 21.75% investment in Banco Santiago through a 50% participation in Teatinos Siglo XXI (“Teatinos”), formerly O’Higgins Central Hispano, S.A. At the time, the other 50% of Teatinos was owned by Quiñenco S.A. (“Quiñenco”). Teatinos held approximately 43.5% of Banco Santiago’s outstanding ordinary shares. At that time, the second largest shareholder of Banco Santiago was the Central Bank of Chile, which owned approximately 35.5% of Banco Santiago’s outstanding ordinary shares. Due to legal impediments, the Central Bank’s shares in Banco Santiago had no voting rights, enabling Teatinos to control Banco Santiago.

As a result of the acquisition of BCH by BS, purchase accounting was applied to the investment in Banco Santiago through Teatinos based on the identifiable assets and liabilities of BCH resulting in the creation of goodwill, relating to Banco Santiago, in the books of BSCH.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 27 – DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(b) Push Down Accounting (Continued)

2.	Purchase of 50% of Teatinos by BSCH on May 3, 1999

On May 3, 1999 BSCH purchased the 50% of Teatinos that it did not already own from Quiñenco for US$600 million. As a result of the acquisition, purchase accounting was applied to the identifiable assets and liabilities, based on purchase price allocated to Banco Santiago in the books of BSCH.

Until December 31, 2001, the amortization of the aggregate goodwill related to the investment in Banco Santiago was calculated on a straight-line basis over a 17-year period.

The total goodwill arising from the two transactions relating to Banco Santiago amounted to MCh$ 291,015. The effect of pushing down the purchase accounting differences including goodwill and goodwill amortization into the books of the Bank is included in paragraph (w) below.

3. Step Acquisition of Banco Santiago by BSCH

On April 22, 2002, the Central Bank sold their remaining 35.44% participation in Banco Santiago to Teatinos, the primary shareholder of the former Banco Santander-Chile and a wholly owned subsidiary of BSCH. As a result of this transaction, BSCH held a 78.95% participation in Banco Santiago prior to the merger with Banco Santander-Chile. Goodwill resulting from this transaction was recognized in the books of BSCH. Under U.S. GAAP to the extent that the transferring entity has differences in the carrying values of the banks, such differences are recorded in the records of the Bank. In the case of Banco Santander Chile these values include purchase accounting adjustments that relate to the April 22, 2002 transaction. The amount of goodwill as a result of the above transaction was determined as follows:

As of April 22, 2002 (3) MCh$
Net book value of Banco Santiago	493,219
Incremental fair value of identified intangible assets (1)(2)	260,245
Fair value increment of identified net assets acquired	47,083

Fair value of Banco Santiago	800,547

Fair value of interest acquired in Banco Santiago (35.44%)	283,714
Purchase cost	468,815

Goodwill	185,101

(1)	Core deposit intangibles resulting from the acquisition amounted to MCh$ 87,675 and are being amortized over the estimated run-off period of the acquired customer base at the date of purchase.

(2)	Brand name intangible with indefinite life resulting from the acquisition amounted to MCh$ 172,570.

(3)	Expressed in millions of constant Chilean pesos (MCh$) of December 31, 2004.

The effect of pushing down the goodwill into the books of the Bank is included in paragraph (w) below.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 27 – DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(c) Acquisition of the former Banco Santander-Chile

For Chilean GAAP purposes, the merger between Banco Santiago and the former Banco Santander-Chile was accounted for as “pooling of interests” as follows:

•	The recorded assets and liabilities of the constituents were carried forward to the Bank at their recorded amounts at January 1, 2002.

•	Income of the Bank includes income of both banks for the entire year as though the merger occurred on January 1, 2002.

•	As such, the merger combination between Banco Santiago and the former Banco Santander-Chile has been presented on a combined basis, beginning September 30, 2002, which is the first interim reporting period following the merger on August 1, 2002.

The pooling of interests method under Chilean GAAP was based on adding the balances of the two banks together using their historical book values and eliminating any inter-bank balances. Under U.S. GAAP, to the extent that the banks were under common control, the assets and liabilities of the former Banco Santander-Chile were transferred into the former Banco Santiago using the U.S. GAAP carrying values of such assets and liabilities included in the records of the common parent. However, as BSCH only owned 89% of the former Banco Santander-Chile, to the extent that the minority interest of 11% was acquired, through the issuance of former Banco Santiago shares, the latter is considered to be the acquirer.

Therefore, Banco Santander Chile (former Banco Santiago) calculated goodwill based on the difference between the purchase price (i.e. the market value of the shares issued by former Banco Santiago) and the fair value of the proportion of assets and liabilities acquired at the date of the merger. As part of this process and as a result of the acquisition of the minority interest of 11%, under U.S. GAAP, Banco Santander Chile was also required to value the interest acquired of previously unrecorded intangible assets, such as the Banco Santander Chile brand name, and to include these assets in the financial records of the Bank. Such intangible assets were not recorded under Chilean GAAP.

As a result of the merger between the former Banco Santiago and the former Banco Santander-Chile, the former Banco Santiago issued 89,511,910,227 shares in exchange for all the outstanding common shares of the former Banco Santander-Chile using an exchange ratio of 3.55366329 former Banco Santiago for each former Banco Santander-Chile share.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 27 – DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(c) Acquisition of the former Banco Santander-Chile (Continued)

The following table sets forth the U.S. GAAP purchase accounting adjustment as of December 31, 2002, relating to the purchase of 11% of the former Banco Santander-Chile:

As of December 31, 2002 (4) MCh$
Net book value of the former Banco Santander-Chile	444,198
Incremental fair value of identified intangible assets (2) (3)	210,826
Fair value increment of identifiable assets acquired other than identified intangible assets	72,878
Fair value decrease of identifiable liabilities assumed	(26,229)

Fair value of the former Banco Santander-Chile	701,673

Fair value of interest acquired in the former Banco Santander-Chile (11%)	77,184
Purchase cost, including an estimated MCh$452.1 of related acquisition expenses(1)	118,056

Goodwill under U.S. GAAP (5)	40,872

(1)	The purchase price was the market value of the former Banco Santiago shares on the Santiago Stock Exchange multiplied by the percentage of shares to be issued in the merger relating to the purchase of the former Banco Santander-Chile. The market value was based on the share price on August 1, 2002.

(2)	Core deposit intangibles resulting from the acquisition amounted to MCh$ 100,076 and are being amortized over the estimated run-off period of the acquired customer base at the date of purchase.

(3)	Brand name intangible with indefinite life resulting from the acquisition amounted to MCh$ 110,750.

(4)	Expressed in millions of constant Chilean pesos (MCh$) of December 31, 2004

(5)	Under Chilean GAAP the transaction is being accounted for as a merger, commonly referred to as a “pooling of interests”. For this reason, no goodwill arises.

The Bank does not amortize goodwill related to the acquisition of former Banco Santander-Chile, following the provisions of SFAS No. 142, as described in paragraph (d) below.

(d) Amortization of Goodwill and Intangible Asset

The Bank adopted Statement of Financial Accounting Standard No. 142, “Goodwill and Other Intangible Assets”, (“SFAS 142”) as of January 1, 2002. SFAS 142 applies to all goodwill and identified intangible assets acquired in a business combination. Under the new standard, beginning January 1, 2002, all goodwill, including that acquired before initial application of the standard, and indefinite-lived intangible assets are not amortized, but must be tested for impairment at least annually.

The Bank has performed the impairment test of goodwill and intangible assets with indefinite lives as required by the standard, which did not result in any impairment. Under Chilean GAAP, the Bank does not present any goodwill and intangible assets with indefinite lives as of December 31, 2004. Under U.S. GAAP, the carrying value of goodwill and identified intangible assets with indefinite lives related to the acquisitions of the former Banco Santander-Chile, financial assets and the push-down of goodwill from BSCH, described in paragraphs (b), (c), and (t) to this note, were MCh$ 291,015, MCh$ 185,101, MCh$ 40,872 and MCh$ 429,447, respectively.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 27 – DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(d) Amortization of Goodwill and Intangible Asset (Continued)

The table below presents the allocation of the total carrying value of goodwill, net of accumulated amortization calculated up to December 31, 2001 by major line of business of the Bank:

MCh$
Business Segments
Retail Banking	518,082
Wholesale Banking	244,105

Total goodwill	762,187

(e) Income taxes

Under Chilean GAAP, prior to 1999, the Bank did not record the effects of deferred income taxes. Effective January 1, 1999, and in accordance with the new accounting standard under Chilean GAAP (Technical Bulletin No. 60), the Bank was required to record the effects of deferred tax assets and liabilities based on the liability method, with deferred tax assets and liabilities established for temporary differences between the financial reporting basis and the tax basis of the Bank’s assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized. As a transitional provision to reduce the impact of adoption of this standard, the Bank was permitted to record a contra (“complementary”) asset or liability as of the date of implementation of the new accounting standard, i.e. January 1, 1999, related to the effects of deferred income taxes from prior years. These complementary assets and liabilities are to be amortized over the average estimated period of reversal of the temporary differences which generate the future income tax asset or liability.

Under SFAS No. 109, “Accounting for Income Taxes” (“SFAS 109”), income taxes are recognized using the liability method in a manner similar to Chilean GAAP. The effects of elimination of the complementary assets and liabilities and their respective amortization as well as effects of recording deferred income taxes on U.S. GAAP adjustments are included in the reconciliation of consolidated net income and shareholders’ equity in paragraph (w) below. Additional disclosures required under SFAS 109 are further described in paragraph (z) below.

(f) Mandatory dividends

As required by Chilean General Banking Law, unless otherwise decided by a two-thirds vote of the issued and subscribed shares, the Bank must distribute a cash dividend in an amount equal to at least 30% of its net income for each year as determined in accordance with Chilean GAAP, a higher legally binding commitment to distribute dividends exists, or unless and except to the extent the Bank has unabsorbed prior year losses. Under U.S. GAAP, if dividends distributed as of a financial reporting date are less than such a regulatory mandated dividend payment, such difference represents a non-permanent component of stockholders’ equity which should be reclassified from retained earnings as of such reporting date. However, when, as allowed by regulation, actions of shareholders are taken prior to the date of financial statement issuance, which is evidence that such minimum dividend will not be fully distributed, the reclassification of such dividend may be limited to such lesser amount authorized by shareholders’ action. The effect of recording mandatory dividends in accordance with U.S. GAAP is included in the reconciliation of net income and shareholders’ equity in paragraph (w) below.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 27 – DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(g) Interest income recognition on non-accrual loans

Under Chilean GAAP the Bank suspends the accrual of interest on loans when is determined to be a loss or when it becomes past due. Previously accrued but uncollected interest on overdue loans is not reversed at the time the loan ceases to accrue interest. Under U.S. GAAP, recognition of interest on loans is generally discontinued when, in the opinion of management, there is an indication that the borrower may be unable to meet payments as they become due. As a general practice, this occurs when loans are 90 days or more overdue. Any accrued but uncollected interest is reversed against interest income at that time.

In addition, under Chilean GAAP, any payment received on overdue loans is treated as income to the extent of interest earned but not recorded, after reducing any recorded accrued interest receivable. Any remaining amount is then applied to reduce the outstanding principal balance. Under U.S. GAAP, any payment received on loans when the collectibility of the principal is in doubt is treated as a reduction of the outstanding principal balance of the loan until such doubt is removed. The effect of the difference in interest recognition on non accrual loans is considered not material to the Bank’s financial position and results of its operations.

(h) Repurchase agreements

The Bank enters into repurchase agreements as a source of financing. In this regard, the Bank’s investments which are sold subject to repurchase agreements are reclassified from their investment category to “investment collateral under agreements to repurchase”. Under U.S. GAAP, no such reclassification would be made, since, in substance, the investment securities serve only as collateral for the borrowing. For purposes of presentation of balance sheet in accordance with U.S. GAAP and in format required by the Securities and Exchange Commission under rules 210.9 to 210.9-07 of Regulation S-X (“Article 9”), which is included in paragraph (y) to this note, investments which collateralize such borrowings are shown as trading investments.

(i) Contingent assets and liabilities

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

Within contingent assets and liabilities the Bank includes financial guarantees. Disclosures required in accordance with FIN 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” are included in paragraph (ae) below.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 27 – DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(j) Investment securities

Under Chilean GAAP the Bank classifies their financial investments as “trading” or “permanent”. Financial investments held by the Bank with a secondary market are stated at fair market value with unrealized gains and losses included in a separate component of shareholders’ equity for those classified as permanent and with realized gains and losses included in other operating results from trading investments. Some subsidiaries do not recognize fair value adjustment of trading investments with maturity lower than 90 days if the adjustment results in a gain. All other financial investments are carried at acquisition cost plus accrued interest and UF indexation adjustments. Investment securities maintained by the former Banco Santander-Chile’s subsidiaries were carried at the lower of price-level restated cost or market value. Additionally, during 2001 the former Banco Santander-Chile received permission from the Superintendency of Banks to record at amortized cost (i.e. not adjust to market value) a portion of its portfolio of Chilean Government securities, which are hedged by specific interest rate swap agreements. Similarly, under Chilean GAAP interest rate swap agreements are not recorded at fair value (see paragraph (n) below).

Under U.S. GAAP, SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS 115”) requires that debt and equity securities be classified in accordance with the Bank’s intent and ability to hold the security, as follows:

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

The effect of recording the market value adjustment for investments stated at the lower of price-level restated cost or market value, consistent with the valuation criteria of the Bank, effect of adjustment to fair value trading investments with maturity date lower than 90 days held by certain subsidiaries and the market value adjustment to the Chilean Government securities portfolio hedged by various interest rate swap agreements, is included in the reconciliation of consolidated net income and shareholders’ equity in paragraph (w) below.

Under Chilean GAAP, the unrealized holding gains (losses) related to investments classified as permanent have been included in equity, which does not differ from the treatment “available-for-sale” under U.S. GAAP.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 27 – DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(j) Investment securities (Continued)

The following are required disclosures for investments classified as available-for-sale in accordance with SFAS 115 and based on Article 9 balance sheet under U.S. GAAP. Realized gains and losses are determined using the proceeds from sales less the cost of the investments identified to be sold. Gross gains and losses realized on the sale of available-for-sale securities for the years ended December 31, 2003 and 2004 are as follows:

	Years ended December 31,
	2003	2004
	MCh$	MCh$
Proceeds on realized gains	179,018	941,500
Realized gains	6,027	22,261
Proceeds on realized losses	135,988	254,696
Realized losses	607	1,656

The carrying value and market value of securities available-for-sale as of December 31, 2003 and 2004 are as follows:

	Year ended December 31, 2004
	Cost	Gross Unrealized Gains	Gross Unrealized Losses (1)	Estimated Fair Value
	MCh$	MCh$	MCh$	MCh$
Available-for-Sale Investments:
Central Bank Securities	112,207	912	(209)	112,910
Chilean Treasury Bonds	155,026	5,962	(32)	160,956
Other securities of Chilean institutions	121,471	403	(671)	121,203
Chilean Financial institutions	112,263	637	(851)	112,049
Foreign investments	47,620	431	(451)	47,600

Total	548,587	8,345	(2,214)	554,718

(1)	Investments with unrealized losses have been in this category for less than twelve months. The unrealized losses were caused by interest rate increases. The contractual terms of these investments do not permit the issuer to settle the securities at a price less than the amortized cost of the investment. Because the Bank has the ability and intent to hold these investments until a recovery of fair value, which may be maturity, the Bank does not consider these investments to be other than temporarily impaired at December 31, 2004.

	Year ended December 31, 2003
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	MCh$	MCh$	MCh$	MCh$
Available-for-Sale Investments:
Central Bank Securities	379,691	1,915	(118)	381,488
Chilean Treasury Bonds	196,916	2,735	(119)	199,532
Other securities of Chilean institutions	117,861	330	(692)	117,499
Chilean Financial institutions	367,583	3,033	(1,339)	369,277
Foreign investments	30,325	478	(715)	30,088

Total	1,092,376	8,491	(2,983)	1,097,884

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 27 – DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(j) Investment securities (Continued)

The contractual maturities of securities classified by the Bank as available-for-sale are as follows:

	Year ended December 31, 2004
	Within one year	After one year but within five years	After five years but within ten years	After ten years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Available-for-Sale Investments:
Central Bank Securities	32,904	40,643	28,727	10,636	112,910
Chilean Treasury Bonds	5,181	146,113	3,333	6,329	160,956
Other securities of Chilean institutions	130	25,823	27,900	67,350	121,203
Chilean Financial institutions	11,753	19,294	6,363	74,639	112,049
Foreign investments	1,171	23,168	23,261	—	47,600

Total	51,139	255,041	89,584	158,954	554,718

Under U.S.GAAP, the Bank is required to disclose the amounts of unrealized holding gains and losses included in income on securities classified as trading. For the years ended December 31, 2002, 2003 and 2004, the Bank recognized in income net unrealized holding gains (losses) of MCh$ (4,474), MCh$ 1,209 and MCh$ 2,482 respectively, on these securities.

During the fourth quarter of 2004, the Bank determined that certain of its available-for-sale securities issued by Chilean financial institutions had declines in value that were considered other than temporary, recording a charge to net income of MCh$ 2,902 to record these securities at their market values at that date. Future unrealized gains or losses will be recorded in other comprehensive income consistent with the accounting treatment for available-for-sale securities.

As of December 31, 2003 and 2004 the Bank did not classify any security as held-to-maturity.

(k) Mortgage finance bonds

During 2002 the Bank modified its accounting treatment of financial investments in mortgage finance bonds issued by the Bank in accordance with the instructions issued by the Superintendency of Banks.

Under U.S. GAAP market value adjustment recognized under Chilean GAAP before the accounting change would not have been made. The effects of this difference between Chilean and U.S. GAAP have been included in the reconciliation to U.S. GAAP in paragraph (w) below.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 27 – DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(l) Allowance for loan losses

The determination of loan losses under U.S. GAAP differs from that under Chilean GAAP in the following respects:

1. Allowance for loan losses

Under Chilean GAAP, the allowance for loan losses is calculated according to specific guidelines set out by the rules of the Superintendency of Banks.

Under U.S. GAAP, allowances for loan losses should be adequate to cover inherent losses in the loan portfolio at the respective balance sheet dates. The Bank has estimated its required allowance under U.S. GAAP in the following manner:

•	All loans of the Bank were classified in accordance with the rules of the Superintendency of Banks.

•	Allowances for commercial loans classified in loan risk category A1, A2, A3 or B, which were not considered impaired under SFAS No. 114, “Accounting by Creditors for Impairment of a Loan” (“SFAS 114”) were analyzed by loan category and were adjusted where necessary to reflect the estimated inherent losses in the loan portfolio based upon the historical movements and trends in the Bank’s loan classifications (“migration analysis”).

•	In addition, specific additional allowances were determined for commercial loans, i.e. those loans which were not considered above, on the following basis:

i.	Commercial loans greater than MCh$ 100, which were considered impaired in accordance with the criteria established by SFAS 114 were valued at the present value of the expected future cash flows discounted at the loan’s effective contractual interest rate, or at the fair value of the collateral if the loans were collateral dependent.

ii.	Allowances for commercial loans which were under MCh$ 100 (i.e. those loans which were not considered in the above SFAS 114 analysis), were calculated using the weighted average loan provision, by loan classification, as determined in (i). In addition, estimated incurred losses were adjusted based on results of a migration analysis referred to above.

iii.	Allowance for loan losses for mortgage and consumer loans were determined based on historical loan charge-offs, after considering the recoverability of the underlying collateral.

Based on the preceding calculations under provisions of SFAS 114 the Bank aggregated MCh$ 6,050 and reduced MCh$ 8,714 from the total loan loss allowance for the years ended December 31, 2003 and 2004, respectively.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 27 – DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(l) Allowance for loan losses (Continued)

Based on the loan losses allowance estimation process described above the Bank determined the allowance for loan losses under U.S. GAAP, and compared this estimate with the reported allowance determined in accordance with the guidelines established by the Superintendency of Banks. The recorded additional (“voluntary” under previous regulations in effect until December 31, 2003) loan loss allowance, permitted under Chilean GAAP, was then deducted from the additional allowance requirements under U.S. GAAP to arrive at a cumulative U.S. GAAP adjustment for the Bank, as follows:

	As of December 31,
	2003	2004
	MCh$	MCh$
U.S. GAAP loan loss allowance	(178,448)	(164,572)
Chilean GAAP loan allowance required by the Superintendency of Banks	172,032	165,286

U.S. GAAP adjustment prior to voluntary loan loss allowance	(6,416)	714
Less: Chilean GAAP additional loan loss allowance (1)	366	8,000

Cumulative U.S. GAAP adjustment	(6,050)	8,714

(1)	“Voluntary allowance” until December 31, 2003 and “Additional reserves” under the new regulations effective January 1, 2004.

The effect of accounting for loan losses in accordance with U.S. GAAP is included in the reconciliation of the net income and shareholders’ equity in paragraph (w) below.

2. Recognition of Income

As of December 31, 2003 and 2004, the recorded investment in loans for which impairment has been recognized in accordance with SFAS 114 totaled to MCh$ 279,314 and MCh$ 305,780, respectively, with a corresponding valuation allowance of MCh$ 112,358 and MCh$ 141,409, respectively. For the years ended December 31, 2003 and 2004 the average recorded investment in impaired loans was MCh$ 261,503 and MCh$ 157,584, respectively. For the three years ended December 31, 2004, during the portion of the year that the loans were impaired the Bank recognized MCh$ 13,310, MCh$ 18,895 and MCh$ 1,908 of interest on impaired loans. As of December 31, 2003 and 2004, the Bank had made provisions against all loans which it considered to be impaired.

3. Loan loss recoveries

Under U.S. GAAP recoveries of loans previously charged-off are presented as a reduction of the provision for loan losses while under Chilean GAAP such recoveries are recognized as other income. This reclassification is included in the Article 9 financial statements of the Bank presented in paragraph (y) below.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 27 – DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(l) Allowance for loan losses (Continued)

The following presents an analysis under U.S. GAAP, for the years ended December 31, 2002, 2003 and 2004, of the changes in the reserve for loan losses during the years presented:

	As of December 31,
	2002	2003	2004
	MCh$	MCh$	MCh$
Allowances for loan losses in accordance with U.S. GAAP, as of January 1	156,486	159,902	178,448
Price-level restatement (1)	(4,498)	(1,509)	(4,529)
Loan loss recoveries	26,003	34,762	47,980
Charge-offs	(83,325)	(102,716)	(119,446)
Provisions established	79,688	113,028	130,209
Provisions released	(14,452)	(25,019)	(68,090)

Allowances for loan losses in accordance with U.S. GAAP, as of December 31	159,902	178,448	164,572

(1)	Reflects the effect of inflation on the allowance of loan losses under Chilean GAAP at the beginning of each period, adjusted to constant Chilean pesos of December 31, 2004.

4. Charge-offs

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

Under U.S. GAAP, loans should be written-off in the period that they are deemed uncollectible. The Bank believes that the charge-off policies it applies in accordance with Chilean GAAP are substantially the same as those required under U.S. GAAP, and therefore that potential difference is not significant to the presentation of its financial statements.

(m) Investments in other companies

Under Chilean GAAP, certain long-term investments of less than 20% of the outstanding shares in other companies have been recorded using the equity method of accounting. Under U.S. GAAP those investments generally would have been recorded at cost. The effect of accounting for investments in other companies in accordance with U.S. GAAP is included in the reconciliation of consolidated net income and shareholders’ equity in paragraph (w) below.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 27 – DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

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

The Bank enters into derivative transactions for its own account and to meet customers’ risk management needs. Generally the Bank enters into forward contracts in U.S. dollars against the Chilean peso or the UF, however, occasionally, forward contracts are also made in other currencies, but only when the Bank acts as an intermediary. Other derivative transactions include primarily interest rate swaps (pay fixed-receive floating) and rate lock. These are used for hedging purposes in order to manage, among other risks, interest rate and fair value risk related to the Yankee bonds of Chilean companies, Chilean Government securities bought by the Bank and certain mortgage loans.

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

Under Chilean GAAP, the Bank accounts for forward contracts between foreign currencies and U.S. dollars at fair value with realized and unrealized gains and losses on these instruments recognized in other income. Forward contracts between the U.S. dollar and the Chilean peso or the UF are valued at the closing observed exchange rate informed by Central Bank of Chile at each balance sheet date, with the initial discount or premium being amortized over the life of the contract in accordance with Chilean accounting criteria.

As described in Note 1, under Chilean GAAP the Bank records differences between interest income and interest expense on interest rate swap transactions, in net income in the period when such differences originate. The fair value of the swap agreement and changes in the fair value as a result of changes in market interest rates are not recognized in the Chilean GAAP consolidated financial statements.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 27 – DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(n) Derivatives (Continued)

Beginning January 1, 2001, the Bank adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended by SFAS No.138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities - an amendment of FASB Statement No. 133” (collectively “SFAS 133”), which establishes comprehensive accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. The standard requires that all derivative instruments be recorded in the balance sheet at fair value. However, the accounting for changes in fair value of the derivative instrument depends on whether the derivative instrument qualifies as a hedge. The standards also require formal documentation procedures for hedging relationships and effectiveness testing when hedge accounting is to be applied. If the derivative instrument does not qualify as a hedge, changes in fair value are reported in earnings when they occur. If the derivative instrument qualifies as a hedge, the accounting treatment varies based on the type of risk being hedged.

Under U.S. GAAP, the Bank records swap agreements at their estimated fair value and forward contracts between the U.S. dollar and the Chilean peso are valued at their fair value based on the forward exchange rate.

Additionally, under U.S. GAAP the Bank has designated part of its interest rate swap agreements as fair value hedges of certain specific mortgage loans and available-for-sale securities. The changes in fair value of both the hedging derivatives and the hedged items are recorded in current earnings.

Current Chilean accounting rules do not consider the existence of derivative instruments embedded in other contracts and therefore they are not reflected in the financial statements. For U.S. GAAP purposes, certain implicit or explicit terms included in host contracts that affect some or all of the cash flows or the value of other exchanges required by the contract in a manner similar to a derivative instrument, must be separated from the host contract and accounted for at fair value. The Bank separately measures embedded derivatives as freestanding derivative instruments at their estimated fair values recognizing changes in earnings when they occur. Currently the only host contracts that the Bank has, which have implicit or explicit terms that must be separately accounted for at fair value, are service type contracts related to computer services agreements and insurance agreements.

The effects of the adjustments with respect to foreign exchange contracts, interest rate and foreign currency swaps agreements on the net income and shareholders’ equity of the Bank are included in paragraph (w) below. For the years ended December 31, 2002, 2003 and 2004 the effects of embedded derivatives were not significant.

Under Chilean GAAP, derivative instruments are presented on a net basis in the accounts “Other assets” and “Other liabilities”. Under U.S. GAAP, such amounts would be netted only where a legal right to offset exists. The effect of this reclassification has been included in the presentation of the balance sheets of the Bank prepared in accordance with Article 9 presented in paragraph (y) below.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 27 – DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(o) Sale of mortgage loans

During 2001, Banco Santander Chile (formerly Banco Santiago) legally sold a portion of its mortgage loan portfolio to a securitization company. After the transaction, Banco Santander Chile (formerly Banco Santiago) purchased a percentage of the securities issued by the securitization company, which were backed by the mortgage loan portfolio. Under Chilean GAAP, Banco Santiago recognized in income the difference between book value of the loans sold and the proceeds from the sale, while the mortgage backed securities acquired in this transaction have been accounted for as investments in accordance with policy described in the Note 1 (g).

Under U.S. GAAP, specifically SFAS No. 140, “Accounting for transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, the securities purchased by Banco Santander Chile (formerly Banco Santiago) and backed by the transferred assets constitute retained interests. To the extent that Banco Santander Chile (formerly Banco Santiago) has a retained interest in the loans, it is required to determine the relative fair value of the interest sold versus the interest retained. Interest retained must continue to be accounted for as if the transaction had not occurred. The effect of recording the difference in accordance with U.S. GAAP is included in the reconciliation of net income in paragraph (w) below.

(p) Staff severance indemnities

Employee benefits and post employment benefits in Banco Santander Chile were provided by independent pension funds and health insurance companies and have been funded by employees’ contributions. As employer, Banco Santander Chile had no responsibility for payments under these plans other than withholding amounts from employees’ salaries.

The provision for staff severance indemnities, included in the account “Other Liabilities”, relates to benefits payable to a defined number of employees, upon their voluntary retirement from Banco Santiago, conditional upon having completed 20 years of continuous service. Banco Santander Chile (formerly Banco Santiago) made indemnity payments upon termination of the applicable employees, and has not set aside assets to fund its benefit obligation. Under Chilean GAAP, the corresponding liability was calculated by discounting the benefit accrued using real interest rates, considering current salary levels of all employees eligible under the plan.

As the result of an agreement reached in 2003 with the employees included in the plan, the benefit was terminated and therefore no provision was recorded as of December 31, 2003 and 2004.

Under U.S. GAAP, termination indemnity employee benefits would have been accounted for in accordance with SFAS No. 87 “Employers” Accounting for Pensions”, consistent with that of a defined benefit pension plan, measuring the liability by projecting the future expected severance payments using an assumed salary progression rate net of inflation adjustments, mortality and turnover assumptions, and discounting the resulting amounts to their present value using real interest rates.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 27 – DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(p) Staff severance indemnities, continued

The following data are presented under U.S. GAAP for the termination indemnity benefit plan of the Bank for the year ended December 31, 2002.

Year ended December 31, 2002
MCh$
Components of net periodic benefit expenses
Service cost	109
Interest cost	162
Actuarial gain (loss)	(294)

Total	(23)

Assumptions used as of December 31,
Real discount rate	7,2%
Real Rate of salary progression	7,1%
Mortality (1)	RV85
Turnover (2)	8,2%

(1)	The mortality tables used in the determination of the benefit obligation are the same as those used by Chilean Insurance Companies to calculate insurance life reserves, in accordance with Circular No. 491 issued March 29, 1985 by the Superintendency of Securities and Insurance.

(2)	The annual labor turnover ratio was determined based on the actual experience of Banco Santiago.

Had U.S. GAAP principles been followed for the accounting for staff severance indemnities the net income for the year ended December 31, 2002 would have been reduced by MCh$ 1. The Bank believes that the difference between recording staff severance indemnities under Chilean GAAP and U.S. GAAP principles is not material to the Bank’s financial position and results of its operations, and therefore it has not been included in the reconciliation of net income in paragraph (w) below.

Certain staff severance liabilities were assumed when BSCH purchased 50% of Teatinos in 1999. The liabilities were included in the calculation of goodwill and all reversed in 1999 (see paragraph (b) above).

(q) Recoveries of loans previously charged-off

Under U.S. GAAP, recoveries of loans previously charged-off are reflected as decrease of the allowance for loan losses; under Chilean GAAP they are presented as other income. This reclassification has been included in the Article 9 financial statements of the Bank, presented in paragraph (y) below.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 27 – DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

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

(s) Mortgage loans purchased

Banco Santander Chile acquired mortgage loans (so called ANAP portfolio) from the former savings and loans institutions at a discount. In 1990, based on the regulations existing back then, the discount on a portion of the loans acquired was recognized as income. Under U.S. GAAP, such discount should be amortized during the life of the related loans. The effect of accounting for mortgage loans purchased in accordance with U.S. GAAP is included in the reconciliation of net income and shareholders’ equity in paragraph (w) below.

(t) Acquisition of Financial Assets

The following business combinations have taken place in the banks that have led to adjustments between Chilean GAAP and U.S. GAAP:

1. Acquisition of Banco O’Higgins

For Chilean GAAP purposes, the merger between the former Banco Santiago and Banco O’Higgins that took during 1997 was accounted for using merger accounting principles. The recorded assets and liabilities of the constituents were carried forward to the combine bank at their recorded amounts as of January 1, 1997, and including in income of the former Banco Santiago the income of both Banco O’Higgins and the former Banco Santiago from January 1, 1997.

For U.S. GAAP purposes, the former Banco Santiago accounted for the business combination as a purchase of Banco O’Higgins. Consequently, goodwill was recorded as the difference between the fair value of the consideration paid by Banco Santiago and the fair value of the separately identifiable net assets of Banco O’Higgins received.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 27 – DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(t) Acquisition of Financial Assets (Continued)

The original goodwill recorded under U.S. GAAP was as follows:

MCh$
Consideration paid	488,645
Proportionate fair value of the identifiable net assets of Banco O’Higgins (1)	(196,925)

Excess of cost over net assets acquired (goodwill) (2)	291,720

(1)	In management’s opinion, the book value of assets and liabilities received approximated their fair value.

(2)	Until December 31, 2001, amortization of the goodwill was calculated on a straight-line basis over a 15-year period.

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

The effect of accounting for the purchase of Banco O’Higgins in accordance with U.S. GAAP and the subsequent push down accounting is included in the reconciliation of net income and shareholders’ equity in paragraph (w) below.

2. Acquisition of Banco Osorno y La Union

During 1996, the former Banco Santander-Chile merged with Banco Osorno y la Union (“Banco Osorno” Consistent with the Banco O’Higgins transaction described above, under Chilean GAAP, the recorded assets and liabilities of the constituents were carried forward to the combined bank at their recorded amounts at January 1, 1996 while income of the combined Bank included in the results of both banks for the entire year as though the merger occurred on January 1, 1996.

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

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 27 – DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(t) Acquisition of Financial Assets (Continued)

Consideration paid consisted of two components to reflect the two transactions provided for by the Acquisition Agreement, as follows:

•	The first component was the US$ 496,339,521 cash consideration paid by Santander Spain to acquire the original 51% controlling interest in Banco Osorno from the Former Osorno Control Group. This amount was based on the agreed value of US$ 17 per ADS, whereby 1 ADS represented 220 shares, although the Acquisition Agreement only required that this cash consideration be paid prior to November 11, 1996, subsequent to July 1, 1996, the effective date of the merger. For purposes of determining the adjustment to U.S. GAAP, the U.S. dollar amount was discounted to July 1, 1996 at the annual rate of Libor plus 1% and converted to Chilean pesos at the exchange rate of Ch$ 411.60 per US$ 1.00 (the Observed Exchange Rate on July 1, 1996, the effective date of the merger) and restated to constant Chilean pesos of December 31, 2004 for a total peso equivalent of MCh$ 267,158.

•	The second component was the value of the 24.5% interest in the Bank issued on July 1, 1996 pursuant to the Acquisition Agreement whereby Banco Osorno issued 12,594,315,035 common shares in exchange for all the outstanding common shares of the former Banco Santander-Chile. The 24.5% interest reflected one-half of the 49% of Banco Osorno that was not the subject of the commitment Banco Santander S.A. made in the Acquisition Agreement to acquire 51% of Banco Osorno by November 11, 1996. The market value of the publicly traded Banco Osorno shares at July 1, 1996 was Ch$ 26 per share; therefore the consideration paid for this component of the Merger was 24.5% of 12,594,315,035 shares acquired at Ch$ 26 per share and restated to constant Chilean pesos of December 31, 2004 for a total of MCh$ 99,270.

•	Recognition of goodwill resulted from the Merger, as there is an excess of the consideration paid over 75.5% interest in Banco Osorno acquired by former Banco Santander Chile’s shareholders. The original amount of goodwill as a result of the above transaction was determined as follows:

MCh$
Consideration paid	366,428
Proportionate fair value of the identifiable net assets of Banco Osorno (1)	(157,110)

Excess of cost over net assets acquired (goodwill) (2)	209,318

(1)	In management’s opinion, the book value of assets and liabilities received approximated their fair value.

(2)	Until December 31, 2001, amortization of the goodwill was calculated on a straight-line basis over a 25-year period.

The effect of accounting for the acquisition of Banco Osorno y La Unión in accordance with U.S. GAAP is included in the reconciliation of net income and shareholders’ equity in paragraph (w) below.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 27 – DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(t) Acquisition of Financial Assets (Continued)

3. Acquisition of FUSA

The purchase of FUSA involved the joint acquisition of this entity by the former Banco Santander-Chile and its parent company. The legal form of the acquisition involved the former Banco Santander-Chile paying book value for net tangible assets and the parent paying the purchase premium for the residual equity stock. For Chilean accounting the legal form of the acquisition was followed with all net assets ascribed to the former Banco Santander-Chile whereas the purchase intangible value, represented by the purchase premium, was ascribed to the Parent. Under U.S. GAAP, the net assets acquired should be recorded at fair value which would include the value of purchase intangible since through the purchase the former Banco Santander-Chile received the full economic value of such. The difference in the book value of the net assets acquired by the Bank and the aggregate purchase price for the entity would be recorded as an equity contribution from the Parent, and subsequently amortized over a period of up to 40 years. For purposes of reconciliation to U.S. GAAP, the goodwill was amortized until December 31, 2001 over 10 years. The effect of accounting for this acquisition in accordance with U.S. GAAP is included in the reconciliation of net income and shareholders’ equity in paragraph (w) below.

(u) Assets received in lieu of payment

As instructed by the Superintendency of Banks, assets received in lieu of payment are carried at cost, less a global valuation allowance if the total of the fair value of those assets is lower than the carrying amount. If the asset is not sold within one year, then recorded asset amounts should be written-off on a straight-line basis over the following 18-month period (12-month period since January 1, 2004).

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

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 27 – DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(w) Summary of net income and shareholders’ equity differences

The following is a reconciliation of net income under Chilean GAAP to the corresponding amounts under U.S. GAAP:

	Year Ended December 31,
	2002 Total	2003 Total	2004 Total	2004 Total
	MCh$	MCh$	MCh$	ThUS$
				(Note 1q)
Net income in accordance with Chilean GAAP	162,753	212,108	198,795	355,099
Push-down accounting (Note 27 (b))
Amortization of intangibles	(5,749)	(8,624)	(8,624)	(15,405)
Amortization of fair value increment of net assets	(1,854)	(2,779)	(2,781)	(4,968)
Purchase of former Banco Santander–Chile (Note 27 (c))
Amortization of intangibles	(2,705)	(1,675)	(1,709)	(3,052)
Amortization of fair value assets	(557)	(1,336)	(1,336)	(2,387)
Amortization of fair value liabilities	201	481	481	859
Deferred income taxes (Note 27(e))	(2,553)	(423)	24	43
Investment securities (Note 27 (j))	4,109	(13,386)	627	1,120
Mortgage finance bonds issued (Note 27 (k))	192	—	—	—
Allowance for loan losses (Note 27 (l))	(79)	(19,597)	14,764	26,372
Investments in other companies (Note 27 (m))	(64)	44	(8)	(14)
Derivatives (Note 27 (n))	(10,949)	13,563	(6,285)	(11,227)
Sale of mortgage loans (Note 27 (o))	297	—	—	—
Recoveries of loans (Note 27 (q))	1,712	1,692	10	18
Capitalization of interest costs (Note 27 (r))	(43)	(43)	(48)	(86)
Mortgage loans purchased (Note 27 (s))	79	57	40	71
Assets received in lieu of payment (Note 27 (u))	(2,949)	240	7,691	13,738
Deferred tax effect of U.S. GAAP adjustments	1,061	2,826	(2,712)	(4,844)

Net income in accordance with U.S. GAAP	142,902	183,148	198,929	355,337
Other comprehensive income, net of tax:
Unrealized gain (losses) on available-for-sale securities	1,677	(4,970)	627	1,120

Comprehensive income in accordance with U.S. GAAP	144,579	178,178	199,556	356,457

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 27 – DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(w) Summary of net income and shareholders’ equity differences (Continued)

The following is a reconciliation of shareholders’ equity under Chilean GAAP to the corresponding amounts under U.S. GAAP:

	At December 31,
	2003	2004	2004
	MCh$	MCh$	ThUS$
			(Note 1q)
Shareholders’ equity in accordance with Chilean GAAP	1,042,623	1,031,754	1,842,977
Push Down Accounting (Note 27 (b))
Goodwill	476,116	476,116	850,465
Accumulated amortization	(43,300)	(43,300)	(77,345)
Fair value of intangibles	77,858	69,234	123,670
Fair value increment of net assets	12,054	9,273	16,564
Purchase of former Banco Santander-Chile (Note 27 (c))
Goodwill	40,872	40,872	73,008
Fair value intangibles	18,810	17,101	30,547
Fair value increment of net assets	3,920	3,065	5,474
Deferred income taxes (Note 27 (e))	(50)	(26)	(46)
Mandatory dividends (Note 27 (f))	(63,632)	(59,639)	(106,531)
Investment securities (Note 27 (j))	5,034	3,197	5,710
Allowance for loan losses (Note 27 (l))	(6,050)	8,714	15,566
Investments in other companies (Note 27 (m))	388	380	679
Derivatives (Note 27 (n))	(2,151)	(8,436)	(15,069)
Recoveries of loans (Note 27 (q))	(1,240)	(1,230)	(2,197)
Capitalization of interest costs (Note 27 (r))	3,759	3,711	6,629
Mortgage loans purchased (Note 27 (s))	(124)	(84)	(150)
Assets received in lieu of payment (Note 27 (u))	357	8,048	14,375
Deferred tax effect of U.S. GAAP adjustments	(73)	(2,366)	(4,226)
Acquisition of financial assets (Note 27 (t))
Goodwill	429,447	429,447	767,102
Accumulated amortization	(140,948)	(140,948)	(251,769)

Shareholders’ equity in accordance with U.S. GAAP	1,853,670	1,844,883	3,295,433

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 27 – DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(w) Summary of net income and shareholders’ equity differences (Continued)

The following summarized the changes in the shareholders’ equity of the Bank under U.S. GAAP during the years ended December 31, 2002, 2003 and 2004:

	As of December 31,
	2002 Total	2003 Total	2004 Total	2004 Total
	MCh$	MCh$	MCh$	ThUS$
				(Note 1q)
Balance at January 1,	1,460,882	1,850,517	1,853,670	3,311,131
Dividends paid	(225,266)	(160,219)	(212,336)	(379,287)
Mandatory dividends, previous date	155,935	48,826	63,632	113,663
Mandatory dividends, closing date	(48,826)	(63,632)	(59,639)	(106,531)
Unrealized gains on available-for-sale investments, net of tax	1,677	(4,970)	627	1,120
Capital increase	363,213	—	—	—
Net income in accordance with U.S. GAAP	142,902	183,148	198,929	355,337

Balance at December 31,	1,850,517	1,853,670	1,844,883	3,295,433

(x) Earnings per share

The following disclosure of net income per share information is not generally required for presentation in the financial statements under Chilean GAAP but is required under U.S. GAAP. Earnings per share are determined by dividing net income by the weighted average number of total shares outstanding.

	Years Ended December 31,
	2002	2003	2004
	Ch$	Ch$	Ch$
Chilean GAAP (1)
Earnings per share	0.86	1.13	1.05
Weighted average number of total shares outstanding (in millions)	188,446.1	188,446.1	188,446.1
U.S. GAAP (1)
Earnings per share from continuing operations	0.68	0.89	0.94
Earnings per share from discontinued operations	0.08	0.08	0.12
Net income per share	0.76	0.97	1.06
Weighted average number of total shares outstanding (in millions)	188,446.1	188,446.1	188,446.1

(1)	Basic earnings per share have been calculated by dividing net income by the weighted average number of common shares outstanding during the year. There are no potentially dilutive effects on the earnings of the Banco Santiago as it had not issued convertible debt or equity securities.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 27 – DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(y) Article 9 Income Statements and Balance Sheets

In addition to the adjustments to U.S. GAAP included in paragraph (w), the presentation of the consolidated financial statements differs significantly from the format required by the Securities and Exchange Commission under rules 210.9 to 210.9-07 of Regulation S-X (Article 9). The following balance sheets and income statements have been restated in constant Chilean pesos of December 31, 2004 purchasing power using the adjustment factor arising from the CPI, and are presented in the format prescribed by Article 9 of Regulation S-X.

The principal reclassifications which were made to the primary Chilean GAAP consolidated financial statements in order to present them in the Article 9 format are as follows:

1.	Elimination of contingent assets and liabilities from the balance sheet.

2.	Presentation of recoveries of loans previously charged-off as a reduction of the provision for loan losses instead of as other income.

3.	Reclassification of fees relating to contingent loans from interest income under Chilean GAAP to non interest income under Article 9.

4.	Elimination of the cash clearing account from cash and due from banks.

5.	Presentation of forward contracts classified based on legal right to offset.

6.	Presentation in the Income Statements the results of discontinued operations arising from the sale of the Santiago Express Division in 2004 in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 27 – DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(y) Article 9 Income Statements and Balance Sheets (Continued)

The following income statements have been prepared in accordance with U.S. GAAP and are presented in accordance with requirements of Article 9, except for the inclusion of price-level restatement permitted under Item 18 of form 20-F. Income statement for the year ended December 31, 2002 is presented on a combined basis (see paragraph (c)).

	Years ended December 31,
	2002	2003	2004
	MCh$	MCh$	MCh$
Interest income
Interest and fees on loans	862,127	663,969	670,758
Interest on investments	172,043	(62,332)	89,125
Interest on mortgage finance bonds	7,682	6,067	—
Interest on deposits with banks	3,490	1,209	430
Interest on investments under agreement to resell	4,592	5,083	1,781

Total interest income	1,049,934	613,996	779,694

Interest expense
Interest on deposits	(240,363)	(127,036)	(124,171)
Interest on investments under agreement to repurchase	(29,679)	(76)	(17,239)
Interest on short-term debt	(6,279)	(18,387)	(26,376)
Interest on long-term debt	(247,357)	(171,282)	(126,381)
Interest on other borrowed funds	(339)	—	(7,323)
Price level restatement (1)	(13,474)	(7,893)	(12,011)

Total interest expense	(537,491)	(324,674)	(313,501)

Net interest income	512,443	289,322	448,593

Provision for loan losses	(67,723)	(87,911)	(65,135)

Net interest income after provision for loan losses	444,720	201,411	383,458

Other income
Fees and commissions, net	72,649	78,052	81,734
Gain on trading activities	24,005	28,273	30,988
Net gains (losses) on foreign exchange activities	(26,217)	155,764	7,608
Other	23,983	23,962	28,095

Total other income	94,420	286,051	148,425

Other expenses
Salaries	(150,126)	(126,750)	(130,397)
Net premises and equipment expenses	(51,088)	(33,122)	(47,617)
Administration expenses	(90,483)	(91,246)	(84,661)
Other expenses	(92,384)	(30,003)	(48,364)
Minority interest	(189)	(164)	(183)

Total other expenses	(384,270)	(281,285)	(311,222)

Income from continuing operations before income taxes	154,870	206,177	220,661
Income taxes from continuing operations	(27,009)	(39,170)	(44,036)

Income from continuing operations	127,861	167,007	176,625

Discontinued operations:
Gain from discontinued operations of Santiago Express Division	17,906	19,330	5,048
Gain on disposal of Santiago Express Division	—	—	21,824
Income tax expense	(2,865)	(3,189)	(4,568)

Income from discontinued operations	15,041	16,141	22,304

Net income	142,902	183,148	198,929

Other Comprehensive income	1,677	(4,970)	627

Comprehensive income	144,579	178,178	199,556

(1)	The price-level adjustment includes the effect of inflation primarily resulting from interest-earning assets and interest-bearing liabilities. As the Bank does not maintain the price-level adjustment for separate categories of assets and liabilities, such adjustment is presented as a component of interest expense.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 27 – DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(y) Article 9 Income Statements and Balance Sheets (Continued)

The following balance sheets as of December 31, 2003 and 2004 have been prepared in accordance with U.S. GAAP, except for the inclusion of price-level restatement permitted under item 18 of Form 20-F, and are presented in accordance with the requirements of Article 9.

	As of December 31,
	2003	2004
	MCh$	MCh$
ASSETS
Cash and due from banks	407,837	343,058
Interest bearing deposits	142,115	228,619
Investments under agreements to resell	44,655	23,660
Investments:
Trading Investments	766,990	1,364,326
Available-for-sale investments	1,097,884	554,718

Sub-total	2,459,481	2,514,381
Loans	7,165,671	7,891,253
Unearned income	(153,754)	(106,651)
Allowance for loan losses	(178,448)	(164,572)

Loans, net	6,833,469	7,620,030
Premises and equipment, net	251,859	237,894
Goodwill, net	762,187	762,187
Intangibles, net	96,669	86,335
Other assets	424,391	607,743

Total Assets	10,828,056	11,828,570

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits:
Non interest bearing	1,540,283	1,853,129
Interest bearing	3,610,572	4,469,309

Total deposits	5,150,855	6,322,438
Short-term borrowings	540,982	926,853
Investments sold under agreement to repurchase	476,876	432,797
Other liabilities	347,616	495,289
Long-term debt	2,456,964	1,805,032

Sub-total	3,822,438	3,659,971
Minority interest	1,093	1,278
Common stock	719,974	719,974
Other shareholders’ equity	1,133,696	1,124,909

Total Liabilities and Shareholders’ Equity	10,828,056	11,828,570

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 27 – DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(y) Article 9 Income Statements and Balance Sheets, continued

Total assets set forth in the basic Chilean GAAP balance sheets are reconciled to total assets in the Article 9 balance sheets above as follows:

	As of December 31,
	2003	2004
	MCh$	MCh$
Total assets of the Bank under Chilean GAAP	11,191,253	12,070,528
Elimination of off- setting assets and liabilities:
Cash clearing account	(515,099)	(426,551)
Contingent loans	(849,581)	(870,794)
Reclassification of forward contracts	122,439	172,434
U.S. GAAP adjustments	879,044	882,953

Total assets under Article 9 presentation	10,828,056	11,828,570

(z) Income taxes

The reconciliation of the provision for income taxes charged to income under Chilean GAAP to the corresponding amounts under U.S. GAAP is as follows:

	Years Ended December 31,
	2002	2003	2004
	MCh$	MCh$	MCh$
Charge for the period under Chilean GAAP	28,382	44,762	45,916
U.S. GAAP Adjustments:
Deferred tax effect of applying SFAS No. 109	2,553	423	(24)
Deferred tax effect of U.S. GAAP adjustments	(1,061)	(2,826)	2,712

Charge for the period under U.S. GAAP	29,874	42,359	48,604

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 27 – DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(z) Income taxes, continued

Deferred tax assets and liabilities for the Bank under U.S. GAAP are summarized as follows:

	As of December 31,
	2003	2004
	MCh$	MCh$
Temporary differences
Allowance for loan losses	19,371	20,085
Accrued interest	2,526	2,557
Future contracts	354	1,272
Other provisions	4,628	7,040
Foreign exchange	267	395
Bank premises and equipment	9,911	9,284
Assets received in lieu of payment	845	1,329
Miscellaneous	225	3,739

Total deferred tax assets	38,127	45,701

Accelerated depreciation	33	1,327
Valuation of investments	(1,086)	159
Prepaid expenses	2,887	1,557
Miscellaneous	1,320	459

Total deferred tax liabilities	3,154	3,502

Net deferred tax assets	34,973	42,199

The U.S. GAAP provision for income taxes differs from the amount of income tax provision determined by applying the Chilean statutory income tax rate to U.S. GAAP pretax income as a result of the following differences:

	2002 MCh$	2003 MCh$	2004 MCh$
Chilean taxes due at the statutory rate	27,644	37,208	42,081
Increase (decrease) in rates resulting from:
Non-taxable income	(691)	(385)	(91)
Non-deductible expenses	1,216	3,237	4,239
Amortization of intangibles	1,705	2,299	2,375

At effective tax rate	29,874	42,359	48,604

The Chilean statutory first category (corporate) income tax rate was 16% for 2002, 16.5% for 2003 and 17% for 2004.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 27 – DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(aa) Accumulated other comprehensive income

The Bank presents accumulated other comprehensive income and its components with the objective to report a measure of all changes in shareholders’ equity that result from transactions and other economic events of the period other than transactions with owners (“comprehensive income”). Comprehensive income is the total net income and other non-owner equity transactions that result in changes in net equity. The following represents accumulated other comprehensive income of the Bank, net of deferred taxes as of December 31, 2002, 2003 and 2004:

	Year ended December 31, 2004
	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
	MCh$	MCh$	MCh$
Beginning balance	5,508	(936)	4,572
Price-level restatement (1)	(133)	22	(111)
Unrealized losses on securities available for sale:
Unrealized gains arising during the period	(19,849)	3,374	(16,475)
Less: reclassification adjustment for gains included in net income	20,605	(3,503)	17,102

Net unrealized gains	756	(129)	627

Ending balance	6,131	(1,043)	5,088

	Year ended December 31, 2003
	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
	MCh$	MCh$	MCh$
Beginning balance	11,607	(1,915)	9,692
Price-level restatement (1)	(110)	(40)	(150)
Unrealized gains on securities available for sale:
Unrealized gains arising during the period	(11,409)	1,940	(9,469)
Less: reclassification adjustment for gains included in net income	5,420	(921)	4,499

Net unrealized gains	(5,989)	1,019	(4,970)

Ending balance	5,508	(936)	4,572

	Year ended December 31, 2002
	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
	MCh$	MCh$	MCh$
Beginning balance	9,874	(1,580)	8,294
Price-level restatement (1)	(287)	8	(279)
Unrealized gains on securities available for sale:
Unrealized gains arising during the period	1,036	(176)	860
Less: reclassification adjustment for gains included in net income	984	(167)	817

Net unrealized gains	2,020	(343)	1,677

Ending balance	11,607	(1,915)	9,692

(1)	Reflects the effect of inflation on the accumulated other comprehensive income at the beginning of each period, adjusted to constant pesos of December 31, 2004.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 27 – DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(ab) Segment Information

The following disclosure of segment information is not required for presentation in the financial statements under Chilean GAAP, however in accordance with SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information” the Bank discloses the following segment information based on the management approach. The Bank’s internal organization is structured on the basis of the client segments the Bank serves. The Bank provides a full range of financial services to corporate and individual customers through two major business units: Retail Banking and Wholesale Banking.

1. Retail Banking

This segment includes lending carried out through the Bank’s branch network primarily to individuals, small companies and micro-businesses. Retail Banking offers customers a range of products, including consumer loans, credit cards, auto loans, commercial loans, foreign trade financing and residential mortgage loans.

2. Wholesale Banking

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

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 27 – DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(ab) Segment Information (Continued)

The table below sets forth our lines of business and certain statistical information relating to each of them as of December 31, 2004, 2003 and 2002.

	As of December 31, 2004
Segment	Net Interest Revenue (1)	Fees & Income from Services	Net Loan Loss Allowances (2)	Net Client Contribution (3)
Retail Banking (1)	333,023	80,043	(78,847)	334,219
Wholesale Banking	50,756	12,596	3,957	67,309
Others (4)	92,194	28,972	(5,865)	115,302

Total	475,973	121,611	(80,754)	516,830

(1)	Includes foreign exchange transactions.

(2)	Includes allowances for loan losses, charge-offs and loan loss recoveries.

(3)	Equal to net interest revenue plus fee income plus net gain (loss) from trading and mark-to-market of financial investments less allowance for loan losses.

(4)	Includes contribution of Bank subsidiaries and other non-segmented items.

	As of December 31, 2003
Segment	Net Interest Revenue (1)	Fees & Income from Services	Net Loan Loss Allowances (2)	Net Client Contribution (3)
Retail Banking (1)	320,097	82,400	(81,765)	320,732
Wholesale Banking	59,196	14,281	449	73,926
Others (4)	86,625	17,932	12,225	116,782

Total	465,918	114,613	(69,091)	511,440

(1)	Includes foreign exchange transactions.

(2)	Includes allowances for loan losses, charge-offs and loan loss recoveries.

(3)	Equal to net interest revenue plus fee income plus net gain (loss) from trading and mark-to-market of financial investments less allowance for loan losses.

(4)	Includes contribution of Bank subsidiaries and other non-segmented items.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 27 – DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(ab) Segment Information (Continued)

	As of December 31, 2002
Segment	Net Interest Revenue (1)	Fees & Income from Services	Net Loan Loss Allowances(2)	Net Client Contribution (3)
Retail Banking(1)	331,125	70,961	(53,263)	348,823
Wholesale Banking	117,645	11,409	(11,755)	117,299
Others (4)	62,413	23,302	(3,338)	82,377

Total	511,183	105,672	(68,356)	548,499

(1)	Includes net interest revenue and foreign exchange transactions, net.

(2)	Includes allowances for loan losses, charge-offs and loan loss recoveries.

(3)	Equal to net interest revenue plus fee income less allowance for loan losses.

(4)	Includes contribution of Bank subsidiaries and other non-segmented items.

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

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 27 – DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(ac) Estimated Fair Value of Financial Instruments (Continued)

•	Financial investments and investments under agreements to repurchase

The estimated fair value of these financial instruments was determined using either quoted market prices or dealer quotes where available, or quoted market prices of financial instruments with similar characteristics. Investments maturing in less than one year are valued at book value because they are, due to their relatively short period to maturity, considered to have a fair value which is not materially different from their book value.

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

The fair value of interest rate swaps represents the estimated amount the Bank would expect to receive or pay to terminate the contracts or agreements, taking into account current interest rates.

As no quoted market prices are available for the interest rate swap, cross currency swap and forward exchange rate instruments held by the Bank, such estimates have been estimated using modeling and other valuation techniques.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 27 – DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(ac) Estimated Fair Value of Financial Instruments (Continued)

The estimated fair values of financial instruments are as follows:

	As of December 31,
	2003		2004
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
	MCh$	MCh$	MCh$	MCh$
ASSETS
Cash and due from banks	407,837	407,837	343,058	343,058
Interest bearing deposits	142,115	142,115	228,619	228,619
Investment under agreements to resell	44,655	44,655	23,660	23,660
Financial investments	1,864,874	1,864,874	1,919,044	1,919,044
Loans, net (1)	7,011,917	7,244,690	7,620,030	8,188,246
Derivatives instruments	122,439	122,439	172,434	172,434
LIABILITIES
Deposits	5,150,855	5,420,391	6,322,438	6,430,537
Investments under agreements to repurchase	476,876	476,876	432,797	432,797
Short and long-term debt	2,997,946	3,395,462	2,731,885	2,638,064
Derivative financial instruments	138,926	138,926	232,859	232,859

(1)	The amounts of loans in the above table excludes contingent loans since they represent undisbursed amounts under undrawn letters of credit and other credit guarantees granted by the Bank.

(ad) Obligations Arising From Lease Commitments

The Bank leases certain premises, which are accounted for as operating leases. The amounts payable under the terms of the leases, which are not reflected on the consolidated balance sheets, are shown in the following table and reflect future rental expenses in constant Chilean pesos as of December 31, 2004:

As of December 31, 2004
MCh$
Due within 1 year	7,002
Due after 1 year but within 2 years	6,553
Due after 2 years but within 3 years	5,829
Due after 3 years but within 4 years	5,096
Due after 4 years but within 5 years	3,410
Due after 5 years	4,275

Total	32,165

The rental expense on premises for the Bank was MCh$ 10,878, MCh$ 7,363 and MCh$ 9,571 for the years ended December 31, 2002, 2003 and 2004, respectively.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 27 – DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(ae) Contingent liabilities

Contingent liabilities consist of open and unused letters of credit, together with guarantees granted by the Bank in Chilean pesos, UF and foreign currencies (principally U.S. dollars). The liability represents the Bank’s obligations under such agreements. The Bank’s rights under these agreements are recognized as assets on the Bank’s balance sheets under the caption “Contingent loans” (see Note 5).

	Year ended December 31, 2004 Book value	As of December 31, 2004 Contract amount
	MCh$	MCh$
Standby letters of credits	95	148,412
Foreign office guarantees	110	170,665
Performance bond	24	46,891

Total	229	365,968

Guarantees in the form of performance bonds, stand by letters of credit and foreign office guarantees are issued in connection with agreements made by customers to counterparties. If the customer fails to comply with the agreement, the counterparty may enforce the performance bond as a remedy. Credit risk arises from the possibility that the customer may not be able to repay the Bank for performance bonds. To mitigate credit risk, the Bank generally determines the need for specific covenant, guarantee and collateral requirements on a case-by-case basis, depending on the nature of the financial instrument and the customer’s creditworthiness.

The expiration of guarantees per period is as follows:

	As of December 31, 2004
	Due within 1 year	Due after 1 year but within 3 years	Due after 3 years but within 5 years	Due after 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Standby letters of credits	62,522	26,808	36,650	22,432	148,412
Foreign office guarantees	33,266	33,037	99,044	5,318	170,665
Performance bonds	41,426	4,771	694	—	46,891

Total	137,214	64,616	136,388	27,750	365,968

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 27 – DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(af) Recent accounting pronouncements

(1) Accounting for Certain Loans or Debt Securities Acquired in a Transfer

On December 12, 2003, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) No. 03-3, “Accounting for Certain Loans or Debt Securities Acquired in a Transfer” (SOP 03-3). SOP 03-3 is effective for loans acquired in fiscal years beginning after December 15, 2004.

SOP 03-3 requires acquired loans to be recorded at fair value and prohibits carrying over valuation allowances in the initial accounting for all loans acquired in a transfer that have evidence of deterioration in credit quality since origination, when it is probable that the investor will be unable to collect all contractual cash flows. Loans carried at fair value, mortgage loans held-for-sale, and loans to borrowers in good standing under revolving credit agreements are excluded from the scope of SOP 03-3. SOP 03-3 limits the yield that may be accreted to the excess of the undiscounted expected cash flows over the investor’s initial investment in the loan. The excess of the contractual cash flows over expected cash flows may not be recognized as an adjustment of yield. Subsequent increases in cash flows expected to be collected are recognized prospectively through an adjustment of the loan’s yield over its remaining life. Decreases in expected cash flows are recognized as impairment.

(2) Other-Than-Temporary Impairments of Certain Investments

On September 30, 2004, the FASB voted unanimously to delay the effective date of EITF 03-1, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments.” The delay applies to both debt and equity securities and specifically applies to impairments caused by interest rate and sector spreads. In addition, the provisions of EITF 03-1 that have been delayed relate to the requirements that a company declare its intent to hold the security to recovery and designate a recovery period in order to avoid recognizing an other-than-temporary impairment charge through earnings.

The FASB will be issuing implementation guidance related to this topic. Once issued, the Bank will evaluate the impact of adopting EITF 03-1.