Form 20-F
period 2005-12-31
BANCO SANTANDER CHILE
filed 2006-04-12
CIK 1027552

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-14554

BANCO SANTANDER-CHILE
(d/b/a Banco Santander Santiago and Santander Santiago)
(Exact name of Registrant as specified in its charter)

SANTANDER-CHILE BANK
(d/b/a Santander Santiago Bank and Santander Santiago)
(Translation of Registrant’s name into English)

Chile
(Jurisdiction of incorporation or organization)

Bandera 140
Santiago, Chile
Telephone: 011-562 320-2000
(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

American Depositary Shares, each representing the right to receive
1,039 shares of Common stock without par value	New York Stock Exchange
Shares of Common Stock, without par value *	New York Stock Exchange

*	Santander-Chile’s shares of common stock are not listed for trading, but only in connection with the registration of the American Depositary Shares pursuant to the requirements of the New York Stock Exchange.

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
7.375% Subordinated Notes due 2012

The number of outstanding shares of each class of common stock of Banco Santander-Chile at December 31, 2005 was:
188,446,126,794 Shares of Common Stock, without par value

    Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒	No ☐

    If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐	No ☒

    Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

    Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

     Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐	Item 18 ☒

    If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐	No ☒

TABLE OF CONTENTS
Page

Cautionary Statement Concerning Forward-Looking Statements
Certain Terms and Conventions
Presentation of financial Information
Item 2.	Offer Statistics and Expected Timetable
Item 3.	Key Information
Item 4.	Information on the Company
Item 4A.	SEC Staff comments
Item 5.	Operating and Financial Review and Prospects
Item 6.	Directors, Senior Management and Employees
Item 7.	Major Shareholders and Related Party Transactions
Item 8.	Financial Information
Item 9.	The Offer and Listing
Item 10.	Additional Information
Item 11.	Quantitative and Qualitative Disclosures about Market Risk
Item 12.	Description of securities other than equity securities
PART II
Item 13.	Defaults, Dividend Arrearages and Delinquencies
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds
Item 15.	Controls and Procedures
Item 16A.	Audit Committee Financial Expert
Item 16B.	Code of Ethics
Item 16C.	Principal Accountant Fees and Services
Item 16D.	Exemptions from the Listing Standards for Audit Committees.
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

PART III
Item 17.	Financial Statements
Item 18.	Financial Statements
Item 19.	Exhibits

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

• our financial condition

• our results of operation

     The sections of this Annual Report which contain forward-looking statements include, without limitation, “Item 3: Key Information—Risk Factors,” “Item 4: Information on the Company—Strategy,” “Item 5: Operating and Financial Review and Prospects—,”“Item 8: Financial Information—Legal Proceedings,” and “Item 11: Quantitative and Qualitative Disclosures About Market Risk—.” Our forward-looking statements also may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “could,” “may,” “seeks,” “aim,” “combined,” “estimates,” “probability,” “risk,” “VaR,” “target,” “goal,” “objective,” “future” or similar expressions.

     You should understand that the following important factors, in addition to those discussed elsewhere in this annual report and in the documents which are incorporated by reference, could affect our future results and could cause those results or other outcomes to differ materially from those expressed in our forward-looking statements:

  changes in capital markets in general that may affect policies or attitudes towards lending to Chile or Chilean companies changes in economic conditions

  the monetary and interest rate policies of the Central Bank inflation

  deflation

  unemployment

  unanticipated turbulence in interest rates

  movements in foreign exchange rates

  movements in equity prices or other rates or prices

  changes in Chilean and foreign laws and regulations

  changes in taxes

  competition, changes in competition and pricing environments natural disasters

  our inability to hedge certain risks economically

  the adequacy of loss allowances

  technological changes

  changes in consumer spending and saving habits

  increased costs

  unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms changes in, or failure to comply with, banking regulations our ability to successfully market and sell additional services to our existing customers disruptions in client service

  successful implementation of new technologies

  loss of market share

  an inaccurate or ineffective client segmentation model

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

     In this Annual Report, references to the Audit Committee are to the Bank’s Comité de Directores y Auditoría. This committee is the successor of the Directors Committee created under Law 19,705 in 2000 and the Audit Committee created by the Board of Directors of Banco Santiago in 1995. On September 22, 2004, the Superintendency of Banks authorized that the functions of the Audit Committee be performed by the Directors Committee. On October 19, 2004, the Board of Directors of Banco Santander Chile, by resolution No. 357, approved the merger of both committees and the transfer of all functions of both committees to the Comité de Directores y Auditoría, which was created on the same date.

In this Annual Report, references to “BIS” are to the Bank for International Settlement, and references to “BIS ratio” are to the capital adequacy ratio as calculated in accordance with the Basel Capital Accord.

PRESENTATION OF FINANCIAL INFORMATION

Currency and Accounting Principles

     Santander-Chile is a Chilean bank and maintains its financial books and records in Chilean pesos and prepares its Audited Consolidated Financial Statements in conformity with generally accepted accounting principles in Chile and the rules of the Superintendencia de Bancos e Instituciones Financieras (the Superintendency of Banks and Financial Institutions, which is referred to herein as the “Superintendency of Banks”), which together differ in certain significant respects from generally accepted accounting principles in the United States (“U.S. GAAP”). References to “Chilean GAAP” in this Annual Report are to accounting principles generally accepted in Chile, as supplemented by the applicable rules of the Superintendency of Banks. See Note 27 to the Audited Consolidated Financial Statements of Santander-Chile as of December 31, 2004 and 2005 and for the years ended December 31, 2003, 2004 and 2005 contained elsewhere in this Annual Report (together with the notes thereto, the “Audited Consolidated Financial Statements”) for a description of the principal differences between Chilean GAAP and U.S. GAAP, as they relate to Santander-Chile, and a reconciliation to U.S. GAAP of net income and shareholders’ equity. Pursuant to Chilean GAAP, amounts expressed in the Audited Consolidated Financial Statements and all other amounts included elsewhere throughout this Annual Report for all periods expressed in Chilean pesos are expressed in constant Chilean pesos as of December 31, 2005. See Note 1(c) to the Audited Consolidated Financial Statements.

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

Exchange Rates

     This Annual Report contains translations of certain Chilean peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the Chilean peso amounts actually represent such U.S. dollar amounts, were converted from U.S. dollars at the rate indicated in preparing the audited consolidated financial statements, could be converted into U.S. dollars at the rate indicated or were converted at all. Unless otherwise indicated, such U.S. dollar amounts, in the case of information concerning Santiago and Old Santander-Chile, have been translated from Chilean pesos based on the observed exchange rate reported by the Central Bank on December 31, 2005, which was Ch$514.21 per US$1.00. The observed exchange rate reported by the Central Bank on December 31, 2005 is based upon the actual exchange rate of December 30, 2005 and is the exchange rate specified by the Superintendency of Banks for use by Chilean banks in the preparation of their financial statements for the periods ended December 31, 2005. The observed exchange rate on March 31, 2006 was Ch$527.70 per US$1.00, reflecting an accumulated depreciation of 2.62% from December 31, 2005. The Federal Reserve Bank of New York does not report a noon buying rate for the Chilean peso. For more information on the observed exchange rate see “Item 3: Exchange Rates.”

Merger – Accounting Treatment

     On August 1, 2002, Old Santander-Chile merged into Santiago. Immediately thereafter, Santiago changed its name to “Banco Santander Chile.” The merger was accounted for under Chilean GAAP in a manner commonly referred to as a “pooling of interests” on a prospective basis from January 1, 2002. Under Chilean GAAP, any financial statements we issue as of or for periods ending August 1, 2002 or thereafter reflect the combined operations of Santiago and Old Santander-Chile from January 1, 2002. Our historical financial statements under Chilean GAAP as of and for periods ended prior to August 1, 2002 have not been and will not be restated to reflect the merger. As such, for Chilean GAAP purposes, our historical financial statements as of and for the years ended December 31, 2001 are those of Santiago which is deemed to be the predecessor entity of Santander-Chile.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not Applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

     The following table presents historical financial information about us as of the dates and for each of the periods indicated. The following table should be read in conjunction with, and is qualified in its entirety by reference to, our Audited Consolidated Financial Statements appearing elsewhere in this Annual Report. Our Audited Consolidated Financial Statements are prepared in accordance with Chilean GAAP, which differs in certain significant respects from U.S. GAAP. Note 27 to our Audited Consolidated Financial Statements provides a description of the material differences between Chilean GAAP and U.S. GAAP and a reconciliation to U.S. GAAP of net income for the years ended December 31, 2003, 2004 and 2005 and shareholders’ equity at December 31, 2004 and 2005.

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

	As of and for the Year Ended December 31,

	2001	2002	2003	2004	2005	2005

	(in millions of constant Ch$ as of December 31, 2005)(1)					(in thousands of U.S.$)(1)(2)
CONSOLIDATED INCOME
STATEMENT DATA
Chilean GAAP:
Interest revenue	639,738	1,105,866	651,540	812,032	985,669	1,916,860
Interest expense	(360,962)	(549,012)	(330,119)	(326,743)	(439,790)	(855,273)

Net interest revenue	278,776	556,854	321,421	485,289	545,879	1,061,587
Allowances for loan losses	(38,886)	(70,831)	(71,592)	(83,677)	(63,532)	(123,554)
Total fees and income from
services, net	53,357	109,497	118,762	126,013	138,366	269,085
Other operating income, net	13,808	(14,815)	169,373	20,555	(12,514)	(24,336)
Other income and expenses,
net	11,013	(34,259)	2,132	(4,206)	(21,468)	(41,749)
Operating expenses	(169,970)	(307,487)	(265,749)	(277,989)	(279,053)	(542,683)
Loss from price-level
restatement	(8,408)	(13,962)	(8,179)	(12,417)	(18,140)	(35,227)
Income before income taxes	127,177	198,054	266,169	253,570	289,538	563,073
Income (taxes) benefit	3,908	(29,409)	(46,382)	(47,578)	(49,828)	(96,902)

Net income	131,084	168,645	219,786	205,991	239,710	466,171
Net income per share	1.33	0.89	1.17	1.09	1.27	0.00247
Net income per American
Depositary Share(3)	1,376.64	929.83	1,211.82	1,135.71	1,321.61	2.57
Dividends per share(4)	1.03	1.33	0.89	1.17	1.09	0.00212
Dividends per ADS(4)	1,068.90	1,376.64	929.83	1,211.82	1,135.71	2.21
Weighted-average shares
outstanding (in millions)	98,934.2	188,446.1	188,446.1	188,446.1	188,446.1	-

U.S. GAAP:
Net interest income (5)	513,803	552,831	299,796	464,832	553,121	1,075,671
Provision for loan losses	(76,785)	(70,912)	(91,093)	(67,493)	(64,561)	(125,554)
Amortization of goodwill	43,040	-	-	-	-	-
Net income	170,949	148,071	189,778	206,130	226,042	439,591
Net income per Share(6)	0.91	0.79	1.01	1.10	1.20	0.00233

	As of and for the Year Ended December 31,

	2001	2002	2003	2004	2005	2005

	(in millions of constant Ch$ as of December 31, 2005)(1)					(in thousands of U.S.$)(1)(2)
CONSOLIDATED
INCOME
STATEMENT
DATA
Net income per ADS (6)	942.55	816.41	1,046.34	1,136.50	1,246.26	2.42
Weighted-average shares
outstanding (in
millions) US GAAP	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1	-
Weighted-average ADS
outstanding (in
millions) US GAAP	181.377	181.377	181.377	181.377	181.377	-

CONSOLIDATED BALANCE SHEET DATAM

Chilean GAAP:
Cash and due from
banks	613,247	1,048,680	1,044,980	982,576	1,224,962	2,382,221
Investments (7)	1,042,365	2,679,370	2,032,066	2,061,505	1,249,495	2,429,931
Loans, net of allowances	5,458,235	8,253,544	7,911,569	8,752,111	9,996,407	19,440,321
Loan loss allowances	(104,268)	(179,727)	(178,639)	(179,559)	(147,866)	(287,560)
Other assets	348,494	218,599	303,873	433,377	347,923	676,617
Total assets (5)	7,462,341	12,500,190	11,596,376	12,507,481	13,096,821	25,469,791
Deposits	3,837,001	6,522,038	5,868,778	6,991,517	8,075,521	15,704,714
Other interest-bearing
liabilities	2,499,893	4,203,590	3,600,611	3,279,243	2,842,461	5,527,824
Shareholders’ equity	594,907	1,032,570	1,080,366	1,069,103	1,081,832	2,103,872

U.S. GAAP:
Total assets	12,856,751	12,152,674	11,220,032	12,256,764	13,837,675	26,910,552
Long-term borrowings	3,999,436	3,314,851	2,545,906	1,870,374	1,427,677	2,776,447
Shareholders’ equity (8)	1,513,766	1,917,506	1,920,773	1,911,668	1,898,262	3,691,608
Goodwill	555,624	789,779	789,779	789,779	789,779	1,535,908

Note: n/a = not applicable.

	As of for the Year Ended December 31,

	2001	2002	2003	2004	2005

CONSOLIDATED RATIOS
Chilean GAAP:
Profitability and Performance
Net interest margin(9)	4.5%	4.8%	3.0%	4.4%	4.7%
Adjusted net interest margin (10)		4.6%	4.5%	4.5%	4.7%
Return on average total assets(11)	1.9%	1.3%	1.8%	1.7%	1.8%
Return on average shareholders’ equity(12)	23.2%	16.2%	22.1%	20.2%	24.1%
Capital
Average shareholders’ equity as a percentage of average total assets	8.1%	8.3%	8.1%	8.2%	7.4%
Total liabilities as a multiple of shareholders’ equity	11.5	11.1	9.7	11.7	12.1
Credit Quality:
Substandard loans as a percentage of a total loans(13)	2.2%	3.2%	3.6%	3.7%	2.6%
Allowance for loans losses as percentage of total loans	2.1%	2.1%	2.2%	2.0%	1.5%
Past due loans as a percentage of total loans (14)	1.3%	2.1%	2.2%	1.5%	1.1%
Operating Ratios:
Operating expenses/operating revenue(15)	49.1%	47.2%	43.6%	44.0%	41.5%
Operating expenses/average total assets	2.4%	2.3%	2.2%	2.2%	2.1%
Ratio of earnings to fixed charges (16)
Calculation including interest on deposits	1.35	1.36	1.81	1.77	1.65
Calculation excluding interest on deposits	1.68	1.65	2.34	2.26	2.46

U.S. GAAP:
Profitability and Performance:
Net interest margin(17)	4.5%	4.7%	2.8%	4.3%	4.8%
Return on average total assets(18)	1.4%	1.2%	1.6%	1.8%	1.7%
Return on average shareholders’ equity(19)	11.7%	8.6%	9.9%	10.8%	11.9%
Ratio of earnings to fixed charges
Calculation including interest on deposits	1.36	1.37	1.83	1.87	1.71
Calculation excluding interest on deposits	1.71	1.67	2.35	2.43	2.51

OTHER DATA
Inflation Rate(20)	2.6%	2.8%	1.1%	2.4%	3.7%
Devaluation (Revaluation) Rate (Ch$/U.S.$) at period end(20)	14.6%	8.6%	(15.9%)	(6.6%)	(8.1%)
Number of employees at period end(21)	4,489	8,314	7,535	7,380	7,482
Number of branches and offices at period end	169	347	345	315	352

Note:	n/a = not applicable.
(1)	Except per share data, percentages and ratios, share amounts, employee numbers and branch numbers.
(2)	Amounts stated in U.S. dollars as of and for the year ended December 31, 2005 have been translated from Chilean pesos at the observed exchange rate of Ch$514.21 = U.S.$1.00 as of December 31, 2005. See “Item 3: Key Information—Exchange Rates” for more information on the observed exchange rate.
(3)	1 ADS = 1,039 shares of common stock.
(4)	The dividends per share of common stock and per ADS are determined based on the previous year’s net income. The dividend per ADS is calculated on the basis of 1,039 shares per ADS.
(5)	Net interest income and total assets on a U.S. GAAP basis have been determined by applying the relevant U.S. GAAP adjustments to net interest income and total assets presented in accordance with Article 9 of Regulation S-X. See Note 27 to our Consolidated Financial Statements.
(6)	Net income per share in accordance with U.S. GAAP has been calculated on the basis of the weighted-average number of shares outstanding at the end of the period.
(7)	Includes principally Chilean government securities, corporate securities, other financial investments and investment collateral under agreements to repurchase.
(8)	Shareholders’ equity as of December 31 of each year.
(9)	Net interest revenue divided by average interest earning assets (as presented in “Item 5: Selected Statistical Information”).
(10)	Net interest revenue plus foreign exchange transactions divided by average interest earning assets (as presented in “Item 5: Selected Statistical Information”). Pursuant to Chilean GAAP, Santander-Chile must include as net interest income the gain or loss in book value of dollar indexed interest earning assets and liabilities. At the same time and pursuant to Chilean GAAP, the Bank must report the results of forward contracts, which hedge foreign currency, as foreign currency transactions in the income statement. The accounting asymmetry produced by incorporating the changes in book value of dollar indexed assets and liabilities as net interest revenue and the financial results of forward contracts as financial exchange transactions results in a presentation that is not reflective of our underlying business, especially during periods when the exchange rate is highly volatile and, therefore, for analysis purpose only, we add foreign exchange transactions to net interest revenue. For a reconciliation of this non-GAAP measure, see “Reconciliation of non-GAAP measures” in Item 5.
(11)	Net income divided by average total assets (as presented in “Item 5: Selected Statistical Information”).

(12)	Net income divided by average shareholders’ equity (as presented in “Item 5: Selected Statistical Information”).

(13)	Substandard loans in the old rating system included all loans rated B- or worse. In the new loan risk classification system which took effect in 2004, substandard loans include all consumer and mortgage loans rated B- or worse and for commercial loans all loans rated C1 or worse. See Item5D-Asset and Liability Management-Analysis of Substandard Loans and Past Due loans”.
(14)	Past due loans are loans the principal or interest amount of which is 90 days or more overdue, and do not include the installments of such loan that are not overdue or that are less than 90 days overdue, unless legal proceedings have been commenced for the entire outstanding balance according to the terms of the loan.
(15)	Operating revenue includes “Net interest revenue,” “Total fees and income from services, net” and “Other operating income, net.”
(16)	For the purpose of computing the ratios of earnings to fixed charges, earnings consist of earnings before income tax and fixed charges. Fixed charges consist of gross interest expense and the proportion deemed representative of the interest factor of rental expense.
(17)	Net interest margin on a U.S. GAAP basis has been determined by applying the relevant U.S. GAAP adjustments to net interest income presented in accordance with Article 9 of Regulation S-X but calculated on a Chilean GAAP basis. See 27(y) to our Consolidated Financial Statements.
(18)	Net income divided by average total assets. Average total assets were calculated as an average of the beginning and ending balance for each year, and total assets on a U.S. GAAP basis has been determined by applying the relevant U.S. GAAP adjustments to total assets presented in accordance with Article 9 of Regulation S-X. See Note 27 to our Audited Consolidated Financial Statements.
(19)	Average shareholders’ equity was calculated as an average of the beginning and ending balance for each year. Shareholders’ equity on a U.S. GAAP basis has been determined by applying the relevant U.S. GAAP adjustments to shareholders’ equity presented in accordance with Article 9 of Regulation S-X. See Note 27(y) to our Audited Consolidated Financial Statements.
(20)	Based on information published by the Central Bank.
(21)	The number of employees presented in this table for the years 2001 are those of Santiago only, excluding subsidiaries, because consolidated employee information was not available that year.

Exchange Rates

     Chile has two currency markets, the Mercado Cambiario Formal, or the Formal Exchange Market and the Mercado Cambiario Informal, or the Informal Exchange Market. Under Law 18,840, the organic law of the Central Bank, or the Central Bank Act (Ley Orgánica Constitucional del Banco Central de Chile), the Central Bank determines which purchases and sales of foreign currencies must be carried out in the Formal Exchange Market. Pursuant to Central Bank regulations which are currently in effect, all payments, remittances or transfers of foreign exchange abroad which are required to be effected through the Formal Exchange Market may be effected with foreign currency procured outside the Formal Exchange Market. The Formal Exchange Market is comprised of the banks and other entities so authorized by the Central Bank. The conversion from pesos to U.S. dollars of all payments and distributions with respect to the ADSs described in this Annual Report must be transacted at the spot market rate in the Formal Exchange Market. Current regulations require that the Central Bank be informed of certain transactions and that they be effected through the Formal Exchange Market.

     Purchases and sales of foreign currencies may be legally effected outside the Formal Exchange Market in the Informal Exchange Market. The Informal Exchange Market reflects transactions carried out at informal exchange rates by entities not expressly authorized to operate in the Formal Exchange Market. There are no limits imposed on the extent to which the rate of exchange in the Informal Exchange Market can fluctuate above or below the observed exchange rate. On December 31, 2005, the average exchange rate in the Informal Exchange Market was Ch$512.0 or 0.43% lower than the published observed exchange rate for such date of Ch$514.21 per U.S.$1.00.

     The following table sets forth the annual low, high, average and period-end observed exchange rate for U.S. dollars for each of the following periods, as reported by the Central Bank. We make no representation that the Chilean peso or the US dollar amounts referred to herein actually represent, could have been or could be converted into US dollars or Chilean pesos, as the case may be, at the rates indicated, at any particular rate or at all.

	Daily Observed Exchange Rate Ch$ Per U.S.$(1)

Year	Low(2)		High(2)		Average(3)		Period End

2001		557.13		716.62		634.94		656.20
2002		641.75		756.56		689.24		712.38
2003		593.10		758.21		691.54		599.42
2004		559.21		649.45		609.55		559.83
2005		509.70		592.75		559.86		514.21

Month

October 2005	526.56		546.92		535.50		543.72
November 2005	518.96		544.87		529.88		518.96
December 2005	509.70		518.63		514.33		514.21
January 2006	512.50		535.36		524.48		524.78
February 2006	516.91		532.35		525.70		517.76
March 2006	516.75		536.16		528.77		527.70

Source: Central Bank.

(1)	Nominal figures.
(2)	Exchange rates are the actual low and high, on a day-by-day basis for each period.
(3)	The average of monthly average rates during the year.

Dividends

     Under the current General Banking Law, a Chilean bank may only pay a single dividend per year (i.e., interim dividends are not permitted). Santander-Chile’s annual dividend is proposed by its Board of Directors and is approved by the shareholders at the annual ordinary shareholders’ meeting held the year following that in which the dividend is proposed. For example, the 2005 dividend must be proposed and approved during the first four months of 2006. Following shareholder approval, the proposed dividend is declared and paid. Historically, the dividend for a particular year has been declared and paid no later than one month following the shareholders meeting. Dividends are paid to shareholders of record on the fifth day preceding the date set for payment of the dividend. The applicable record dated for the payment of dividends to holders of ADSs will, to the extent practicable, be the same.

     Under the general Banking Law, subject to certain exceptions, unless otherwise decided by a two-thirds vote of its issued and subscribed shares, a bank must distribute cash dividends in respect of any fiscal year in an amount equal to at least 30% of its net income for that year. Under the Chilean Companies Law, Chilean companies are generally required to distribute at least 30% of their earnings (calculated in accordance with Chilean GAAP) as dividends, but are permitted to distribute less than 30% of their earnings, and may distribute no dividends at all, in any given year if the holders of at least two-thirds of their outstanding shares of common stock so determine. The balances of our distributable net income are generally retained for use in our business (including for the maintenance of any required legal reserves). Although our Board of Directors currently intends to pay regular annual dividends, the amount of dividend payments will depend upon, among other factors, our then current level of earnings, capital and legal reserve requirements, as well as market conditions, and there can be no assurance as to the amount or timing of future dividends.

     Dividends payable to holders of ADSs are net of foreign currency conversion expenses of the depositary and will be subject to the Chilean withholding tax currently at the rate of 35% (subject to credits in certain cases as described in “Taxation—Chilean Tax Considerations”). See “Item 10E: Taxation.” Owners of the ADSs will not be charged any dividend remittance fees by the depositary with respect to cash or stock dividends.

     Under the Foreign Investment Contract (as defined herein), the Depositary, on behalf of ADS holders, is granted access to the Formal Exchange Market to convert cash dividends from Chilean pesos to U.S. dollars and to pay such U.S. dollars to ADS holders outside Chile, net of taxes, and no separate registration by ADS holders is required. In the past, Chilean law required that holders of shares of Chilean companies who were not residents of Chile to register as foreign investors under one of the foreign investment regimes contemplated by Chilean law in order to have dividends, sale proceeds or other amounts with respect to their shares remitted outside Chile through the Formal Exchange Market. On April 19, 2001, the Central Bank deregulated the Exchange Market eliminating the need to obtain approval from the Central Bank in order to remit dividends, but at the same time this eliminated the possibility of accessing the Formal Exchange Market. These changes do not affect the current Foreign Investment Contract, which was signed prior to April 19, 2001, which grants access to the Formal Exchange Market with prior approval of the Central Bank. See “Item 10D: Exchange Controls.”

     The following table presents dividends paid by us in nominal terms:

Year	Dividend MCh$ (1)	Per share Ch$/share (2)	Per ADR Ch$/ADR (3)	% over earnings

2002	118,764	1.20	1,247.25	100
2003	157,315	0.83	867.40	100
2004	206,975	1.10	1,141.16	100
2005	198,795	1.05	1,096.06	100

(1)	Million of nominal pesos.
(2)	Calculated on the basis of 98,934 million shares for 2002 and 188,446 million shares for 2003-2005.
(3)	Calculated on the basis of 1,039 shares per ADS.

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

     We are subject to market risks that are presented both in this subsection and in “Item 5: Operating and Financial Review and Prospect.” and “Item 11: Quantitative and Qualitative Disclosures about Market Risk”

Risks Associated with Our Business

   Increased competition and industry consolidation may adversely affect results of our operations.

     The Chilean market for financial services is highly competitive. We compete with other Chilean private sector domestic and foreign banks, with Banco del Estado, a public-sector bank, with department stores and the larger supermarket chains that make consumer loans and sell other financial products to a large portion of the Chilean population. The lower-middle to middle income segments of the Chilean population and the small and medium-sized corporate segments have become the target markets of several banks, and competition in these segments is likely to increase. As a result, net interest margins in these segments are likely to decline. Although we believe that demand for financial products and services from individuals and for small and medium-sized companies will continue to grow during the remainder of the decade, we cannot assure you that net interest margins will be maintained at their current levels.

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

     The increase in competition within the Chilean banking industry in recent years has led to, among other things, consolidation in the industry. For example, in January 2002, Banco de Chile and Banco de A. Edwards, the third and fifth largest banks in Chile respectively, merged to become the largest Chilean bank at that time. We expect the trends of increased competition and consolidation to continue and result in the formation of new large financial groups. Consolidation, which can result in the creation of larger and stronger competitors, may adversely affect our financial condition and results of operations by decreasing the net interest margins we are able to generate. In addition, Law No. 19,769 allows insurance companies to participate and compete with us in the residential mortgage and credit card businesses.

Banco Santander Central Hispano controls a significant percentage of our share capital and exercises significant influence over board decisions.

     Banco Santander Central Hispano controls 84.14% of our outstanding ordinary shares, which gives it the power to elect a majority of our board of directors and to determine the outcome of most matters submitted to a vote of shareholders, including matters that could affect our duration and existence.

     We currently engage in, and expect from time to time in the future to engage in, financial and commercial transactions with subsidiaries and affiliates of Banco Santander Central Hispano. Among other transactions, we may, from time to time, have credit lines outstanding with Banco Santander Central Hispano and its affiliated financial institutions around the world. As of December 31, 2005, we had no outstanding loan amounts with Santander Central Hispano. In addition, from time to time, in the normal course of business and on prevailing market terms, we enter into certain transactions with Banco Santander Central Hispano and other related parties for the provision of advisory and advertising services and for the rental of real estate. For additional information concerning our transactions with affiliates and other related parties, see Note 15 to our Audited Consolidated Financial Statements. While we believe that such transactions in the past have generally had a beneficial effect on us, no assurances can be given that any such transaction, or combination of transactions, will not have a material adverse effect on us in the future.

   Our exposure to individuals and small businesses could lead to higher levels of past due loans and subsequent write-offs.

     A substantial number of our customers consists of individuals (approximately 41.5% of the value of the total loan portfolio as of December 31, 2005) and, to a lesser extent, small and medium-sized companies (those with annual sales of less than US$2.3 million) which comprised approximately 14.4% of the value of the total loan portfolio as of December 31, 2005. As part of our business strategy, we seek to increase lending and other services to small companies and individuals. Small companies and individuals are, however, more likely to be adversely affected by downturns in the Chilean economy than large corporations and high-income individuals. Consequently, in the future we may experience higher levels of past due loans, which could result in higher provisions for loan losses. There can be no assurance that the levels of past due loans and subsequent write-offs will not be materially higher in the future.

   Our results of operations are affected by interest rate volatility.

     Our results of operations depend to a great extent on our net interest revenue. In 2005, net interest revenue represented 81.3% of our operating revenue. Changes in market interest rates could affect the interest rates earned on our interest-earning assets differently from the interest rates paid on our interest-bearing liabilities leading to a reduction in our net interest revenue. Interest rates are highly sensitive to many factors beyond our control, including the reserve policies of the Central Bank, deregulation of the financial sector in Chile, domestic and international economic and political conditions and other factors. Any volatility in interest rates could adversely affect our business, our future financial performance and the price of our securities. The following table shows the yields on the Chilean government’s 90-day note as reported by the Central Bank of Chile at year-end for the last five years.

Period-end
Year	90 day note (%)

2001	6.51
2002	2.88
2003	2.58
2004	2.32
2005	4.75

Source: Central Bank of Chile

   The growth of our loan portfolio may expose us to increased loan losses.

     From December 31, 2000 to December 31, 2005, our aggregate loan portfolio (on an unconsolidated combined basis) grew by 35.2% in nominal terms to Ch$10,139,333 million (US$19,718 million), while our consumer loan portfolio grew by 92.5% in nominal terms to Ch$1,189,842 million (US$2,314 million), excluding lines of credit and calculated in accordance with the loan classification system of the Superintendency of Banks. Because the method of classification of loans used by the Superintendency of Banks for its public information differs in minor respects from that used by us for internal accounting purposes, the foregoing figures may differ from the figures included in our financial statements. The further expansion of our loan portfolio (particularly in the consumer, small and mid-sized companies and real estate segments) can be expected to expose us to a higher level of loan losses and require us to establish higher levels of provisions for loan losses.

   Our loan portfolio may not continue to grow at the same rate.

     There can be no assurance that in the future our loan portfolio will continue to grow at the same or similar rates as the historical growth rate previously experienced by Santiago or Old Santander-Chile. Average loan growth has remained significant in the last five years. According to the Superintendency of Banks, from December 31, 2000 to December 31, 2005, the aggregate amount of loans outstanding in the Chilean banking system (on an unconsolidated basis) grew 59.7% in nominal terms to Ch$44,833,507 million (US$87,530 million) as of December 31, 2005. A reversal of the rate of growth of the Chilean economy could adversely affect the rate of growth of our loan portfolio and our risk index and, accordingly, increase our required allowances for loan losses.

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

Risks Relating to Chile

   Our growth and profitability depend on the level of economic activity in Chile.

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

      The recent positive growth figures of the Chilean economy can be attributed in part to the rising prices of Chile’s main exports, most importantly, copper. The price of copper in 2005 reached record levels, increasing 45.4% in 2005, following a rise of 42.9% in 2004. Exports of cooper totaled US$17.4 billion in 2005 or 44% of total Chilean exports. Other important commodities exported from Chile include paper pulp, fish meal and agricultural products. We cannot assure you that the Chilean economy will continue to grow in the future or that those future developments in or affecting Chile’s exports will not materially and adversely affect our business, financial condition or results of operations.

Economic problems encountered by other countries may adversely affect the Chilean economy, our results of operations and the market value of our securities.

     The prices of securities issued by Chilean companies, including banks, are to varying degrees influenced by economic and market considerations in other countries. We cannot assure you that the Chilean economy will continue to grow in the future or that future developments in or affecting the Chilean economy, including consequences of economic difficulties in other markets, will not materially and adversely affect our business, financial condition or results of operations.

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

     We are directly exposed to risks related to the weakness and volatility of the economic and political situation in Latin America, especially in Argentina and Brazil. If Argentina’s economic environment significantly deteriorates or does not improve, the economy in Chile, as both a neighboring country and a trading partner, could also be affected and could experience slower growth than in recent years. The recent cuts in gas exports from Argentina to Chile could also adversely affect economic growth in Chile. Our business could be affected by an economic downturn in Brazil. This could result in the need for us to increase our loan allowances, thus affecting our financial results, our results of operations and the price of our securities. Diplomatic relations with Bolivia and Peru have worsened. As of December 31, 2005, approximately 1.45% of our loans were held abroad and 0.34% of our loans were comprised of loans to companies in Latin American countries. We cannot assure you that crisis and political uncertainty in other Latin American countries will not have an adverse effect on Chile, the price of our securities or our business.

   Currency fluctuations could adversely affect our financial condition and results of operations and the value of our securities.

     Any future changes in the value of the Chilean peso against the US dollar could affect the dollar value of our securities. The peso has been subject to large devaluations in the past and could be subject to significant fluctuations in the future. Our results of operations may be affected by fluctuations in the exchange rates between the peso and the dollar despite our policy and Chilean regulations relating to the general avoidance of material exchange rate mismatches. In order to avoid material exchange rate mismatches, we enter into forward exchange transactions. As of December 31, 2005, the net position of our foreign currency denominated liabilities and Chilean peso-denominated liabilities that contain repayment terms linked to changes in foreign currency exchange rates exceeded our foreign currency denominated assets and Chilean peso-denominated assets that contain repayment terms linked to changes in foreign currency exchange rates by Ch$6,269 million (US$12.2 million). The following table shows the value of the Chilean peso relative to the US dollar as reported by the Central Bank of Chile at year-end for the lasty five years.

	Exchange rate (Ch$)	Devaluation (Revaluation)
Year	Year-end	(%)

2001	656.20	14.6%
2002	712.38	8.6%
2003	599.42	(15.9%)
2004	559.83	(6.6%)
2005	514.21	(8.1%)

Source: Central Bank of Chile

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

      Furthermore, Chilean trading in the shares underlying our ADSs will be conducted in pesos. Cash distributions with respect to our shares of common stock are received in Chilean pesos by the depositary which then will convert such amounts to U.S. dollars at the then-prevailing exchange rate for the purpose of making payment sin respect of our ADSs. If the value of the Chilean peso falls relative to the U.S. dollar, the dollar value of our ADSs and any distributions to be received from the depositary will be reduced. In addition, the depositary will incur customary current conversion costs (to be borne by the holders of our ADSs) in connection with the conversion and subsequent distribution of dividends or other payments.

   Inflation could adversely affect our financial condition and results of operations.

     Although Chilean inflation has moderated in recent years, Chile has experienced high levels of inflation in the past. High levels of inflation in Chile could adversely affect the Chilean economy and have an adverse effect on our results of operations and, indirectly, the value of our securities. The following table shows the annual rate of inflation (as measured by changes in the Chilean consumer price index and as reported by the Chilean National Institute of Statistics during the last five years.)

Year	Inflation (CPI)

2001	2.6
2002	2.8
2003	1.1
2004	2.4
2005	3.7

Source: Chilean National Institute of Statistics

     There can be no assurance that our operating results will not be adversely affected by changing levels of inflation, or that Chilean inflation will not change significantly from the current level.

   Banking regulations may restrict our operations and thereby adversely affect our financial condition and results of operations.

     We are subject to regulation by the Superintendency of Banks. In addition, we are subject to regulation by the Central Bank with regard to certain matters, including reserve requirements and interest rates and foreign exchange mismatches and market risks . During the Chilean financial crisis of 1982 and 1983, the Central Bank and the Superintendency of Banks strictly controlled the funding, lending and general business matters of the banking industry in Chile.

     Pursuant to the Ley General de Bancos, Decreto con Fuerza de Ley No. 3 de 1997, or the General Banking Law, all Chilean banks may, subject to the approval of the Superintendency of Banks, engage in certain businesses other than commercial banking depending on the risk associated with such business and the financial strength of the bank. Such additional businesses include securities brokerage, mutual fund management, securitization, insurance brokerage, leasing, factoring, financial advisory, custody and transportation of securities, loan collection and financial services. The General Banking Law also applies to the Chilean banking system a modified version of the capital adequacy guidelines issued by the Basle Committee on Banking Regulation and Supervisory Practices and limits the discretion of the Superintendency of Banks to deny new banking licenses. There can be no assurance that regulators will not in the future impose more restrictive limitations on the activities of banks, including us, than those currently in effect. Any such change could have a material adverse effect on our financial condition or results of operations.

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

     We must maintain higher capital to risk weighted assets than other banks in Chile. The merger of Old Santander-Chile and Santiago required a special regulatory preapproval of the Superintendency of Banks, which was granted on May 16, 2002. The resolution granting this preapproval imposed a mandatory minimum capital to risk-weighted assets ratio of 12% for the merged bank compared to 8% minimum for other banks in Chile. Effective January 1, 2005, the Superintendency of Banks lowered our mandatory effective minimum capital to risk-weighted assets ratio to 11%. Although we have not failed in the past to comply with our capital maintenance obligations, there can be no assurance that we will be able to do so in the future.

   Chile has different corporate disclosure and accounting standards than those you may be familiar with in the United States.

     We prepare our financial statements in accordance with Chilean GAAP, which requires management to make estimates and assumptions with respect to certain matters that are inherently uncertain. The consolidated financial statements include various estimates and assumptions, including but not limited to the adequacy of the allowance for loan losses, estimates of the fair value of certain financial instruments, the selection of useful lives of certain assets and the valuation and recoverability of goodwill and deferred taxes. We evaluate these estimates and judgments on an ongoing basis. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances. Actual results in future periods could differ from those produced by such estimates and assumptions, and if these differences were significant enough, our reported results of operations would be affected materially.

     Accounting, financial reporting and securities disclosure requirements in Chile differ from those in the United States. Accordingly, the information about us available to you will not be the same as the information available to shareholders of a US financial institution. There are also important differences between Chilean and US accounting and financial reporting standards. As a result, Chilean financial statements and reported earnings generally differ from those reported based on US accounting and reporting standards.

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

Our status as a controlled company and a foreign private issuer exempts us from certain of the corporate governance standards of the New York Stock Exchange, limiting the protections afforded to investors.

     We are a “controlled company” and a “foreign private issuer” within the meaning of the New York Stock Exchange corporate governance standards. Under the New York Stock Exchange rules, a controlled company is exempt from certain New York Stock Exchange corporate governance requirements. In addition, a foreign private issuer may elect to comply with the practice of its home country and not to comply with certain New York Stock Exchange corporate governance requirements, including the requirements that (1) a majority of the board of directors consist of independent directors, (2) a nominating and corporate governance committee be established that is composed entirely of independent directors and has a written charter addressing the committee's purpose and responsibilities, (3) a compensation committee be established that is composed entirely of independent directors and has a written charter addressing the committee's purpose and responsibilities and (4) an annual performance evaluation of the nominating and corporate governance and compensation committees be undertaken. We currently use these exemptions and, following this offering, intend to continue using these exemptions. Accordingly, you will not have the same protections afforded to shareholders of companies that are subject to all New York Stock Exchange corporate governance requirements.

Chile imposes controls on foreign investment and repatriation of investments that may affect your investment in, and earnings from, our ADSs.

     Equity investments in Chile by persons who are not Chilean residents have generally been subject to various exchange control regulations which restrict the repatriation of the investments and earnings therefrom. In April 2001, the Central Bank eliminated the regulations that affected foreign investors except that investors are still required to provide the Central Bank with information related to equity investments and conduct such operations within Chile’s Formal Exchange Market. The ADSs are subject to a contract, dated May 17, 1994, among the depositary, us and the Central Bank that remains in full force and effect. The ADSs continue to be governed by the provisions of such contract subject to the regulations in existence prior to April 2001. The contract grants the depositary and the holders of the ADSs access to the Formal Exchange Market, which permits the depositary to remit dividends it receives from us to the holders of the ADSs. The contract also permits ADS holders to repatriate the proceeds from the sale of shares of our common stock withdrawn from the ADR facility, or that have been received free of payment as a consequence of spin-offs, mergers, capital increases, wind-ups, share dividends or preemptive rights transfers, enabling them to acquire the foreign currency necessary to repatriate earnings from such investments. Pursuant to Chilean law, the contract cannot be amended unilaterally by the Central Bank, and there are judicial precedents (although not binding with respect to future judicial decisions) indicating that contracts of this type may not be abrogated by future legislative changes or resolutions of the Advisory Council of the Central Bank. Holders of shares of our common stock, except for shares of our common stock withdrawn from the ADS facility or received in the manner described above, are not entitled to the benefits of the contract, may not have access to the Formal Exchange Market, and may have restrictions on their ability to repatriate investments in shares of our common stock and earnings therefrom.

     Holders of ADSs are entitled to receive dividends on the underlying shares to the same extent as the holders of shares. Dividends received by holders of ADSs will be paid net of foreign currency exchange fees and expenses of the depositary and will be subject to Chilean withholding tax, currently imposed at a rate of 35.0% (subject to credits in certain cases). If for any reason, including changes in Chilean law, the depositary were unable to convert Chilean pesos to U.S. dollars, investors would receive dividends and other distributions, if any, in Chilean pesos.

     We cannot assure you that additional Chilean restrictions applicable to holders of our ADSs, the disposition of the shares underlying them or the repatriation of the proceeds from such disposition or the payment of dividends will not be imposed in the future, nor can we advise you as to the duration or impact of such restrictions if imposed.

ADS holders may not be able to effect service of process on, or enforce judgments or bring original actions against, us, our directors or our executive officers, which may limit the ability of holders of ADSs to seek relief against us.

      We are a Chilean corporation. None of our directors are residents of the United States and most of our executive officers reside outside the United States. In addition, a substantial portion of our assets and the assets of our directors and executive officers are located outside the United States. As a result, it may be difficult for ADS holders to effect service of process outside Chile upon us or our directors and executive officers or to bring an action against us or such persons in the United States or Chile to enforce liabilities based on U.S. federal securities laws. It may also be difficult for ADS holders to enforce in the United States or in Chilean courts judgments obtained in United States courts against us or our directors and executive officers based on civil liability provisions of the U.S. federal securities laws. If a U.S. court grants a final judgment in an action based on the civil liability provisions of the federal securities laws of the United States, enforceability of this judgment in Chile will be subject to the obtaining of the relevant "exequator" (i.e., recognition and enforcement of the foreign judgment) according to Chilean civil procedure law currently in force, and consequently, subject to the satisfaction of certain factors. The most important of these factors are the existence of reciprocity, the absence of a conflicting judgment by a Chilean court relating to the same parties and arising from the same facts and circumstances and the Chilean courts’ determination that the U.S. courts had jurisdiction, that process was appropriately served on the defendant and that enforcement would not violate Chilean public policy. Failure to satisfy any of such requirements may result in non-enforcement of your rights.

Risks Relating to our ADSs

   There may be a lack of liquidity and market for our shares and ADSs.

     The ADSs are listed and traded on the NYSE. The common stock is listed and traded on the Santiago Stock Exchange, the Chile Electronic Stock Exchange and the Valparaiso Stock Exchange, which we refer to collectively as the Chilean Stock Exchanges, although the trading market for the common stock is small by international standards. As of December 31, 2005, we had 188,446,126,794 shares of common stock outstanding. The Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. According to Article 14 of the Ley de Mercado de Valores, Ley No. 18,045, or the Chilean Securities Market Law, the Superintendencia de Valores y Seguros, or the Superintendency of Securities and Insurance, may suspend the offer, quotation or trading of shares of any company listed on one or more Chilean Stock Exchanges for up to 30 days if, in its opinion, such suspension is necessary to protect investors or is justified for reasons of public interest. Such suspension may be extended for up to 120 days. If, at the expiration of the extension, the circumstances giving rise to the original suspension have not changed, the Superintendency of Securities and Insurance will then cancel the relevant listing in the registry of securities. In addition, the Santiago Stock Exchange may inquire as to any movement in the price of any securities in excess of 10 and suspend trading in such securities for a day if it deems necessary.

     Although the common stock is traded on the Chilean Stock Exchanges, there can be no assurance that a liquid trading market for the common stock will continue. Approximately 15.86% of our outstanding common stock is held by the public (i.e., shareholders other than Banco Santander Central Hispano and its affiliates), including our shares that are represented by ADSs trading on the NYSE. A limited trading market in general and our concentrated ownership in particular may impair the ability of an ADS holder to sell in the Chilean market shares of common stock obtained upon withdrawal of such shares from the ADR facility in the amount and at the price and time such holder desires, and could increase the volatility of the price of the ADSs.

   You may be unable to exercise preemptive rights.

     The Ley Sobre Sociedades Anónimas, Ley No. 18,046 and the Reglamento de Sociedades Anónimas, which we refer to collectively as the Chilean Companies Law, and applicable regulations require that whenever we issue new common stock for cash, we grant preemptive rights to all of our shareholders (including holders of ADSs), giving them the right to purchase a sufficient number of shares to maintain their existing ownership percentage. Such an offering would not be possible unless a registration statement under the U.S. Securities Act of 1933, as amended, were effective with respect to such rights and common stock or an exemption from the registration requirements thereunder were available.

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

ADS holders may not be able to exercise withdrawal rights that are granted by the Chilean Companies Law to registered shareholders of publicly traded Chilean corporations.

      Under the Chilean Companies Law, if any of the following resolutions is adopted by our shareholders at any extraordinary shareholders meeting, dissenting shareholders have the right to withdraw from Santander-Chile and to require us to repurchase their shares, subject to the fulfillment of certain terms and conditions. A dissenting shareholder is a shareholder who either attends the shareholders meeting and votes against a resolution which results in a withdrawal right or, if absent from the shareholders meeting, a shareholder who notifies the company in writing within 30 days of the shareholders meeting of his opposition to the resolution and that he is exercising his right to withdraw from the company.

     The resolutions that result in a shareholder’s right to withdraw are the following:

  the transformation of Santander-Chile into a different type of legal entity;

  the merger of Santander-Chile with or into another company;

  the disposition of 50% or more of our assets, whether or not that sale includes our liabilities or the proposal or amendment of any business plan involving the transfer of more than 50% of our assets;

  the granting of security interests or personal guarantees to secure or guarantee obligations of third parties (other than our subsidiaries) exceeding 50% of our assets;

  the creation of preferential rights for a class of shares or an amendment to those already existing, in which case the right to withdraw accrues only to dissenting shareholders of the class or classes of shares adversely affected;

  the amendment of our bylaws to correct any formal defect in our incorporation, or any amendment of our bylaws that grants a shareholder a right to withdraw;

  the approval by our shareholders of our ceasing to be subject to the regulations applicable to publicly held corporations in the event we no longer meet the requirements under Chilean law to qualify as such a corporation; and

  any other causes as may be established by Chilean law and our bylaws (our bylaws currently do not establish any instances).

      In addition, shareholders of a publicly held corporation such as Santander-Chile, have the right to withdraw if a person acquires 2/3 or more of the outstanding voting stock of the company and does not make a tender offer for the remaining shares within 30 days of that acquisition at a price not lower than the price that would be paid shareholders exercising their rights to withdraw. However, the right of withdrawal described in the previous sentence does not apply in the event the company reduces its capital as a result of not having fully subscribed and paid an increase of capital within the statutory term.

      ADS holders own a beneficial interest in shares held by the depositary and, accordingly, they are not listed as shareholders on the share registry of Santander-Chile. The depositary will not exercise withdrawal rights on behalf of ADS holders. Accordingly, in order to ensure a valid exercise of withdrawal rights, an ADS holder must cancel his ADSs and become a registered shareholder of the Company no later than the date which is five Chilean business days before the shareholders' meeting at which the vote which would give rise to withdrawal rights is taken, or the applicable record date for withdrawal rights that arise other than as a result of a shareholder vote. Withdrawal rights must then be exercised in the manner prescribed in the notice to shareholders that is required to be sent to shareholders of Chilean public companies advising such holders of their right of withdrawal. If an event occurs that gives rise to withdrawal rights, ADS holders will have a limited time to cancel their ADSs and to become registered shareholders of the Company prior to the record date for the shareholders meeting or other event giving rise to such withdrawal rights. If an ADS holder does not become a registered shareholder of the Company prior to such record date he will not be able to exercise the withdrawal rights available to registered shareholders.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Overview

      We were formed on August 1, 2002, by the merger of Santiago and Old Santander-Chile, both of which were subsidiaries of our controlling shareholder, Banco Santander Central Hispano. We are the largest bank in Chile in terms of total assets, total deposits, loans and shareholders’ equity. As of December 31, 2005, we had total assets of Ch$13,096,821 million (US$25,470 million), loans net of allowances outstanding of Ch$9,996,407 million (US$19,440 million), deposits of Ch$8,075,521 million (US$15,705 million) and shareholders’ equity of Ch$1,081,832 million (US$2,104 million). As of December 31, 2005, we employed 7,482 people and had the largest private branch network in Chile with 352 branches. Our headquarters are located in Santiago and we operate in every major region of Chile.

     We provide a broad range of commercial and retail banking services to our customers, including Chilean peso and foreign currency denominated loans to finance a variety of commercial transactions, trade financing, foreign currency forward contracts, credit lines and a variety of retail banking services, including mortgage financing. We seek to offer our customers a wide range of products while providing high levels of service. In addition to our traditional banking operations, we offer a variety of financial services including financial leasing, financial advisory services, mutual fund management, securities brokerage, insurance brokerage and investment management.

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

Relationship with Banco Santander Central Hispano

     We believe that our relationship with our controlling shareholder, Banco Santander Central Hispano, offers us a significant competitive advantage over our peer Chilean banks. Banco Santander Central Hispano is one of the largest financial groups in Latin America, in terms of total assets measured on a region-wide basis. It is the largest financial group in Spain and is a major player elsewhere in Europe, including the United Kingdom through its Abbey subsidiary and Portugal, where it is the third-largest banking group. Through Santander Consumer it also operates a leading consumer finance franchise in Germany, Italy, Spain and nine other European countries.

     Our relationship with Banco Santander Central Hispano provides us with access to the group’s client base, while its multinational focus allows us to offer international solutions to our clients’ financial needs. We also have the benefit of selectively borrowing from Banco Santander Central Hispano’s product offerings in other countries as well as benefiting from their know-how in systems management. We believe that our relationship with Banco Santander Central Hispano will also enhance our ability to manage credit and market risks by adopting policies and know-how developed by Banco Santander Central Hispano. Our internal auditing function has been strengthened and is more independent from management as a result of the addition of an internal auditing department that concurrently reports directly to our Audit Committee and the

Audit committee of Banco Santander Central Hispano. We believe that this structure leads to greater monitoring and control of our exposure to operational risks.

      Banco Santander Central Hispano’s support includes the assignment of managerial personnel to key supervisory areas of Santander-Chile, like Risks, Auditing, Accounting and Financial Control. Santander-Chile does not pay any management fees to Banco Santander Central Hispano in connection with these support services.

B. Organizational Structure

     Banco Santander Central Hispano controls Santander-Chile through its holdings in Teatinos Siglo XXI and Santander-Chile Holding, which are controlled subsidiaries, and through the indirect ownership of ADSs representing 7.23% of Santander-Chile’s outstanding capital stock. As of December 31, 2005, Banco Santander Central Hispano directly and indirectly owned or controlled 99.0% of Santander-Chile Holding. Banco Santander Central Hispano directly and indirectly owned or controlled 100% of Teatinos Siglo XXI S.A. Banco Santander Central Hispano also owned 7.23% of the Bank through Grupo Empresarial Santander via ADRs. This gives Santander Central Hispano control over 84.14% of the shares of the Bank and actual participation when excluding minority shareholders is 83.94%.

Shareholder	Number of Shares	Percentage

Teatinos Siglo XXI S.A.	78,108,391,607	41.45%
Santander Chile Holding	66,822,519,695	35.46
Grupo Empresarial Santander vía ADRs	13,626,663,708	7.23

   Management Team

     The chart below sets forth the names and areas of responsibility of our senior commercial managers.

     The chart below sets forth the names and areas of responsibilities of our operating managers.

Operating Structure

C. Business Overview

     We have 352 total branches, 92 of which operated under the Santander Banefe brand name. The remaining 260 branches are operated under the Santander Santiago brand name. We provide a full range of financial services to corporate and individual customers. We divide our clients into the following segments:

  Lower-middle to middle-income (Santander Banefe) , consisting of individuals with monthly income between Ch$120,000 (US$233) and Ch$400,000 (US$ 778), which are served through our Banefe branch network. This segment accounts for 4.8% of our loans as of December 31, 2005. This segment offers customers a range of products, including consumer loans, credit cards, auto loans, residential mortgage loans, debit card accounts, savings products, mutual funds and insurance brokerage.

  Middle- and upper-income, consisting of individuals with a monthly income greater than Ch$400,000 (US$778). Clients in this segment account for 36.6% of our loans as of December 31, 2005 and are offered a range of products, including consumer loans, credit cards, auto loans, commercial loans, foreign trade financing, residential mortgage loans, checking accounts, savings products, mutual funds and insurance brokerage.

  Small businesses, consisting of small companies with annual sales less than Ch$1,200 million (US$2.3 million). As of December 31, 2005, small companies represented approximately 14.4% of our total loans outstanding. Customers in this segment are offered a range of products, including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, savings products, mutual funds and insurance brokerage.

  Institutional lending, consisting mainly of institutional corporations such as universities, government agencies, municipalities and regional governments. As of December 31, 2005, these clients represented 1.9% of our total loans outstanding and offer customers a range of products, including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, cash management, savings products, mutual funds and insurance brokerage.

  Mid-sized companies, consisting of companies with annual sales over Ch$1,200 million (US$2.3 million) and up to Ch$3,500 million (US$6.8 million). Customers in this segment are offered a wide range of products, including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, cash management, treasury services, financial advisory, savings products, mutual funds and insurance brokerage. As of December 31, 2005, these clients represented 7.9% of our total loans outstanding.

  Real estate. This segment also includes all companies in the real estate sector. As of December 31, 2005, these clients represented 4.9% of our total loans outstanding. To clients in the real estate sector we offer apart from traditional banking services, specialized services for financing primarily residential projects in order to increase the sale of residential mortgage loans.

  Large companies, consisting of companies with annual sales over Ch$3,500 million (US$6.8 million). Customers in this segment are offered customers a wide range of products, including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, cash management, treasury services, financial advisory, savings products, mutual funds and insurance brokerage. As of December 31, 2005, these clients represented 9.8% of our total loans outstanding.

  Wholesale banking, consisting of companies that are foreign multinationals or part of a large Chilean economic group with sales over Ch$3,500 million (US$6.8 million). As of December 31, 2005, these clients represented 17.5% of our total loans outstanding. Customers in this segment are offered a wide range of products, including commercial loans, leasing, factoring, foreign trade, mortgage loans, checking accounts, cash management, treasury services, financial advisory, savings products, mutual funds and insurance brokerage.

  Treasury Division, provides sophisticated financial products mainly to companies in the wholesale banking and the Middle market segments. This includes products such as short-term financing and funding, securities brokerage, interest rate and foreign currency derivatives, securitization services and other tailor made financial products. The Treasury division also manages the Bank’s trading positions as well as the non-trading investment portfolio.

     The table below sets forth our lines of business and certain statistical information relating to each of them for the year ended December 31, 2005. We modified our segmentation model in 2005, and restated our 2004 segment information accordingly. Please see Note 27(y) to our Audited Consolidated Financial Statements.

	For the year ended December 31, 2005

Segment	Loans	Net Interest Revenue (1)	Fees & Income from Services	Net Loan Loss Allowances(2)	Net Client Contribution (3)

	(millions of constant Ch$ as of December 31, 2005)

Santander Banefe	491,424	82,063	15,900	(26,271)	71,692
Middle-upper income	3,715,575	189,584	58,567	(24,928)	223,223
Santiago Leasing	494	158		29	187

Total Individuals	4,207,493	271,805	74,467	(51,170)	295,102

Small businesses	1,462,521	91,427	18,736	(15,411)	94,752
Total Retail	5,670,014	363,232	93,203	(66,581)	389,854

Institutional lending	193,190	6,482	1,633	(16)	8,099

Mid-sized companies	805,091	24,537	4,176	(1,750)	26,963
Real estate	499,422	8,342	1,068	(697)	8,713
Large companies	994,439	18,425	3,187	3,397	25,009
Santiago Leasing	2,371	758	--	140	898

Total Middle Market	2,301,323	52,062	8,431	1,090	61,583

Wholesale banking	1,777,361	26,438	7,476	1,919	35,833

Treasury(4)	-	75,399	-	-	75,399

Others(5)	202,385	24,950	27,623	56	52,629

Total	10,144,273	548,563	138,366	(63,532)	623,397

(1)	Includes net interest revenue and foreign exchange transactions, net.
(2)	Includes allowances for loan losses, charge-offs and loan loss recoveries.
(3)	Equal to net interest revenue plus fee income minus allowances for loan losses.
(4)	Includes Santander S.A. Agente de Valores.
(5)	Includes contribution of other Bank subsidiaries and other non-segmented items.

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

     For the year ended December 31, 2005, our subsidiaries collectively accounted for approximately 14.5% of our consolidated net income. The assets and operating income of these subsidiaries as of and for the year ended December 31, 2005 represented 6.5% and 10.4% of our total assets and operating income, respectively.

	Percentage Owned

	2004			2005

	Direct	Indirect	Total	Direct	Indirect	Total

	%	%	%	%	%	%
Subsidiary
Santiago Leasing S.A.	99.50	-	99.50	99.50	-	99.50
Santiago Corredores de Bolsa Ltda.	99.19	0.81	100.00	99.19	0.81	100.00
Santander Santiago S.A. Administradora General de
Fondos	99.96	0.02	99.98	99.96	0.02	99.98
Santander S.A. Agente de Valores	99.03	-	99.03	99.03	-	99.03
Santander Santiago S.A. Sociedad Securitizadora	99.64	-	99.64	99.64	-	99.64
Santander Santiago Corredora de Seguros Ltda.	99.99	-	99.99	99.99	-	99.99

   Overview

     The Chilean financial services market consists of a variety of largely distinct sectors. The most important sector, commercial banking, includes a number of privately-owned banks and one public sector bank, Banco del Estado (which operates within the same legal and regulatory framework as the private sector banks). The private sector banks include local banks and a number of foreign-owned banks which are operating in Chile. The Chilean banking system is comprised of 25 private sector banks and one public sector bank. Five private sector banks along with the state-owned bank together accounted for 80.7% of all outstanding loans by Chilean financial institutions as of December 31, 2005.

     The Chilean banking system has experienced increased competition in recent years largely due to consolidation in the industry and new legislation. For example, the merger of Banco de Chile with Banco de A. Edwards, effective January 2, 2002, resulted in the creation at that moment of the largest bank in Chile. As of December 31, 2005 Banco de Chile had a market share in total loans of 18.1% . Shortly after that merger was consummated, Santander Central Hispano announced the merger of the two banks it owned in Chile, Banco Santander-Chile and Banco Santiago, creating the largest bank in Chile. We also face competition from non-bank and non-finance competitors (principally department stores) with respect to some of our credit products, such as credit cards, consumer loans and insurance brokerage. In addition, we face competition from non-bank finance competitors, such as leasing, factoring and automobile finance companies, with respect to credit products, and mutual funds, pension funds and insurance companies, with respect to savings products. Currently, banks continue to be the main suppliers of leasing, factoring and mutual funds, and the insurance sales business has grown rapidly.

     As shown in the following table, we are the market leader in practically every banking service in Chile:

	Market Share at December 31, 2004	Market Share at December 31, 2005	Rank as of December 31, 2005

Commercial loans
	20.3%	19.8%	1
Consumer loans	24.8	25.6	1
Mortgage loans (residential and general purpose)	22.8	23.5	1
Residential mortgage loans	23.5	24.9	2
Foreign trade loans (loans for export, import and contingent)	24.8	22.0	1
Total loans	22.7	22.6	1
Deposits	20.9	21.5	1
Mutual funds (assets managed)	20.6	21.6	2
Credit card	34.1	37.3	1
Branches (1)	19.3	20.3	1
ATM locations	29.7	28.1	1

     Source: Superintendency of Banks
     (1) Excluding special-service payment centers.

     The following tables set out certain statistics comparing our market position to that of our peer group, defined as the five largest banks in Chile in terms of shareholders’ equity as of December 31, 2005.

   Loans

     As of December 31, 2005, our loan portfolio was the largest among Chilean banks. Our loan portfolio on a stand–alone basis represented 22.6% of the market for loans in the Chilean financial system as of such date. The following table sets forth the market shares in terms of loans for us and our peer group as of December 31, 2005:

	As of December 31, 2005			As of December 31, 2004

Loans	Ch$ million	In thousand of US$	Market Share	Market Share

Santander-Chile	10,139,333	19,718	22.6%	22.7%
Banco de Chile	8,098,294	15,749	18.1	17.6
Banco del Estado	5,962,235	11,595	13.3	13.3
Banco de Crédito e Inversiones	5,535,929	10,766	12.3	11.6
BBVA, Chile	3,579,169	6,961	8.0	7.7
Corpbanca	2,848,625	5,540	6.4
Others	8,669,922	16,861	19.3

Chilean financial system	44,833,507	87,189	100.0	100.0

Source: Superintendency of Banks

   Deposits

     On a stand alone basis our 21.5% of the market for deposits ranked us in first place among banks in Chile at December 31, 2005. Deposit market share is equal to total time deposits plus average monthly checking and sight accounts, net of clearance. The following table sets forth the market shares in terms of deposits for us and our peer group as of December 31, 2004 and 2005:

	As of December 31, 2005			As of December 31, 2004

Deposits(1)	Ch$ million	In thousand of US$	Market Share	Market Share

Santander-Chile	7,875,812	15,316	21.5%	20.9%
Banco de Chile	6,012,492	11,693	16.4	16.4
Banco del Estado	6,286,001	12,225	17.2	15.0
Banco de Crédito e Inversiones	4,398,971	8,555	12.0	11.2
BBVA, Chile	2,916,150	5,671	8.0	8.4
Corpbanca	1,905,845	3,706	5.2
Others	7,241,080	14,082	41.0
Chilean financial system	36,636,351	71,248	100.0	100.0

(1)	The figure used for checking and sight account balances is the average monthly balances instead of year-end balances as we believe that period end balances are not always reflective of a bank’s position in checking and sight accounts. The source for the average balances is the Superintendency of Banks.

   Shareholders’ equity

     With Ch$1,081,832 million (US$2,104 million) in shareholders’ equity, as of December 31, 2005, we were the largest commercial bank in Chile in terms of shareholders’ equity. The following table sets forth the level of shareholders’ equity for us and our peer group as of December 31, 2004 and 2005:

	As of December 31, 2005			As of December 31, 2004

Equity(1)	Ch$ million	In thousand of US$	%(1)	%(1)

Santander-Chile	1,081,832	2,104	21.1%	22.3%
Banco de Chile	775,106	1,506	15.1	14.5
Banco del Estado	444,676	865	8.7	8.9
Banco de Crédito e Inversiones	500,874	974	9.8	9.2
BBVA, Chile	288,478	561	5.6	5.8
Corpbanca	407,526	793	7.9
Others	1,636,419	3,182	31.9
Chilean financial system	5,134,911	9,986	100.0	100.0

Source: Superintendency of Banks.
(1) Percentage of total shareholders’ equity of financial system.

   Efficiency

     As of December 31, 2005, on a stand alone basis we were the second most efficient bank in our peer group. The following table sets forth the efficiency ratio (defined as operating expenses as a percentage of operating revenue which is aggregate of net interest revenue, fees and income from services (net) and other operating income (net)) for us and our peer group as of December 31, 2004 and 2005:

Efficiency ratio	As of December 31, 2005	As of December 31, 2004

	%	%
Santander-Chile	44.0%	47.7%
Banco de Chile	50.4%	51.2%
Banco del Estado	60.7%	64.5%
Banco de Crédito e Inversiones	52.7%	53.1%
BBVA, Chile	68.6%	68.1%
Corpbanca	40.7%
Chilean Financial System	54.1%	53.5%

Source: Superintendency of Banks

   Return on average equity

     As of December 31, 2005, we were the second most profitable bank in our peer group and the second most capitalized as measured by the BIS ratio as of December 31, 2005. The following table sets forth the average return on equity for the year ended December 31, 2004 and 2005 and BIS ratio for us and our peer group as of December 31, 2004 and 2005:

	Return on average equity as of December 31,		BIS Ratio as of December 31,

	2005	2004	2005	2004

	%	%	%	%
Santander-Chile	24.1%	23.9%	12.9%	14.9%
Banco de Chile	26.7	29.2	11.2	11.7
Banco del Estado	9.2	12.1	10.7	10.1
Banco de Crédito e Inversiones	23.4	26.3	10.3	10.1
BBVA, Chile	10.7	5.7	10.8	11.4
Corpbanca	13.8		13.5
Chilean Financial System	16.3	16.7	13.0	13.2

Source: Superintendency of Banks, except Santander-Chile based on average equity calculated by the Bank (See Item 5 Average Balances).

   Asset Quality

     As of December 31, 2005, on a stand alone basis we had the second lowest loan loss allowance to total loans ratio in our peer group. The following table sets forth the ratio of loan loss allowance to total loans ratio as defined by the Superintendency of Banks for us and our peer group as of December 31, 2004 and 2005.

	Loan Loss allowances/total loans

Dec-04	As of December 31, 2005	As of December 31, 2004

Santander-Chile	1.42%	1.96%
Banco de Chile	1.70	2.23
Banco del Estado	1.64	1.76
Banco de Crédito e Inversiones	1.54	1.70
BBVA, Chile	1.35	2.04
Corpbanca	1.56
Chilean Financial System	1.61

Source: Superintendency of Banks

D. Regulation and Supervision

General

     In Chile, only banks may maintain checking accounts for their customers, conduct foreign trade operations, and together with financial companies, accept time deposits. The principal authorities that regulate financial institutions in Chile are the Superintendency of Banks and the Central Bank. Chilean banks are primarily subject to the General Banking Law and secondarily, to the extent not inconsistent with this statute, the provisions of the Chilean Companies Law governing public corporations, except for certain provisions which are expressly excluded.

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

The Central Bank

     The Central Bank is an autonomous legal entity created by the Chilean Constitution. It is subject to the Chilean Constitution and its own ley orgánica constitucional, or organic constitutional law. To the extent not inconsistent with the Chilean Constitution or the Central Bank’s organic constitutional law, the Central Bank is also subject to private sector laws (but in no event is it subject to the laws applicable to the public sector). It is directed and administered by a board of directors composed of five members designated by the President of Chile, subject to the approval of the Senate.

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

     Any person wishing to acquire, directly or indirectly, 10.0% or more of the share capital of a bank must obtain the prior approval of the Superintendency of Banks. Absent such approval, the acquiror of shares so acquired will not have the right to vote them. The Superintendency of Banks may only refuse to grant its approval, based on specific grounds set forth in the General Banking Law.

     According to Article 35 bis of the General Banking Law, the prior authorization of the Superintendency of Banks is required for:

  the merger of two or more banks;

  the acquisition of all or a substantial portion of a banks’ assets and liabilities by another bank;

  the control by the same person, or controlling group, of two or more banks; or

  a substantial increase in the existing control of a bank by a controlling shareholder of that bank.

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

Pursuant to the regulations of the Superintendency of Banks, the following ownership disclosures are required:

  a bank is required to inform the Superintendency of Banks of the identity of any person owning, directly or indirectly, 5.0% or more of such banks’ shares;

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

Limitations on Types of Activities

     Chilean banks can only conduct those activities allowed by the General Banking Law: making loans, accepting deposits and, subject to limitations, making investments and performing financial services. Investments are restricted to real estate for the bank’s own use, gold, foreign exchange and debt securities. Through subsidiaries, banks may also engage in other specific financial service activities such as securities brokerage services, equity investments, securities, mutual fund management, investment fund management, financial advisory and leasing activities. Subject to specific limitations and the prior approval of the Superintendency of Banks and the Central Bank, Chilean banks may own majority or minority interests in foreign banks.

     On March 2, 2002, the Central Bank of Chile authorized banks to pay interest on checking accounts. On March 20, 2002, the Superintendency of Banks published guidelines establishing that beginning on June 1, 2002, banks could offer a new checking account product that pays interest. The Superintendency of Banks also stated that these accounts may be subject to minimum balance limits and different interest rates depending on average balances held in the account and that banks may also charge fees for the use of this new product. For banks with a solvency score of less than A (See Item 4D: Regulation and Supervision—Management and Capitalization Evaluation) the Central Bank has also imposed additional caps to the interest rate that can be paid.

Deposit Insurance

     In Chile, the State guarantees up to 100% of demand deposits and time deposits with a maturity of 10 days or less. The State also guarantees 90.0% of the principal amount of time deposits and savings accounts held by natural persons with a maximum value of UF108 per person (Ch$1,941,280 or U.S.$3,775 as of December 31, 2005) per calendar year in the entire financial system.

Reserve Requirements

     Deposits are subject to a reserve requirement of 9.0% for peso and foreign currency denominated demand deposits and 3.6% for UF, peso and foreign currency denominated time deposits (with terms of less than one year). For purposes of calculating the reserve obligation, banks are authorized to deduct daily from their foreign currency denominated liabilities, the balance in foreign currency of certain loans and financial investments held outside of Chile, the most relevant of which include:

  cash clearance account, which should be deducted from demand deposit for calculating reserve requirement;

  certain payment orders issued by pension providers;

  the amount set aside for “technical reserve” (as described below), which can be deducted from reserve requirement.

     The Central Bank has statutory authority to require banks to maintain reserves of up to an average of 40.0% for demand deposits and up to 20.0% for time deposits (irrespective, in each case, of the currency in which they are denominated) to implement monetary policy. In addition, to the extent that the aggregate amount of the following types of liabilities exceeds 2.5 times the amount of a bank’s paid-in capital and reserves, a bank must maintain a 100% “technical reserve” against them: demand deposits, deposits in checking accounts, or obligations payable on sight incurred in the ordinary course of business, other deposits unconditionally payable immediately or within a term of less than 30 days and time deposits payable within 10 days prior to maturity.

Minimum Capital

     Under the General Banking Law, a bank is required to have a minimum of UF800,000 (approximately Ch$14,380 million and US$28 million as of December 31, 2005) of paid-in capital and reserves, an effective equity of at least 8% of its risk weighted assets, net of required allowances, and paid in capital and reserves of at least 3% of its total assets, net of required allowances.

     However, a bank may begin its operations with 50.0% of such amount, provided that it has a total capital ratio (defined as effective equity as a percentage of risk weighted assets) of not less than 12.0%. Effective equity is defined as the aggregate of:

  a bank’s paid-in capital and reserves, excluding capital attributable to subsidiaries and foreign branches;

  its subordinated bonds, considered at the issuing price (but decreasing by 20.0% for each year during the period commencing six years prior to maturity), but not exceeding 50.0% of its Net Capital Base; and

  its voluntary allowances for loan losses, up to 1.25% of risk weighted assets.

     In 2002, the General Banking Law was modified, allowing banks to begin operations with a minimum capital of UF 400,000 (approximately US$14 million as of December 31, 2005) of paid-in capital and reserves with the obligation to increase it to UF 800,000 (approximately US$28 million as of December 31, 2005) in an undetermined period of time. If a bank maintains a minimum capital of UF 400,000 (approximately US$14 million as of December 31, 2005), it is required to maintain a minimum BIS ratio of 12%. When such a bank’s paid-in capital reaches UF600,000 (approximately Ch$10,785 million and US$21 million as of December 31, 2005), the total capital ratio required is reduced to 10.0% .

Capital Adequacy Requirements

     According to the General Banking Law, each bank should have an effective equity of at least 8.0% of its risk weighted assets, net of required allowances. The calculation of risk weighted assets is based on a five-category risk classification system for bank assets that is based on the Basle Committee recommendations.

     Banks should also have Capital básico, or Base Net Capital, of at least 3.0% of their total assets, net of allowances. Base Net Capital is defined as a bank’s paid-in capital and reserves and is similar to Tier 1 capital except that it does not include net income for the period.

Lending Limits

     Under the General Banking Law, Chilean banks are subject to certain lending limits, including the following material limits:

  A bank may not extend to any entity or individual (or any one group of related entities), except for another financial institution, directly or indirectly, unsecured credit in an amount that exceeds 5.0% of the bank’s effective equity, or in an amount that exceeds 25.0% of its effective equity if the excess over 5.0% is secured by certain assets with a value equal to or higher than such excess. In the case of foreign export trade financing, the 5.0% ceiling for unsecured credits is raised to 10.0% and the 25.0% ceiling for secured credits to 30.0%. In the case of financing infrastructure projects built through the concession mechanism, the 5.0% ceiling for unsecured credits is raised to 15.0% if secured by a pledge over the concession, or if granted by two or more banks or finance companies which have executed a credit agreement with the builder or holder of the concession;

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

Allowance for Loan Losses

     Chilean banks are required to provide to the Superintendency of Banks detailed information regarding their loan portfolio on a monthly basis. The Superintendency of Banks examines and evaluates each financial institution’s credit management process, including its compliance with the loan classification guidelines. Banks are classified into four categories: 1, 2, 3 and 4. Each bank’s category depends on the models and methods used by the bank to classify its loan portfolio, as determined by the Superintendency of Banks. Category 1 banks are those banks whose methods and models are satisfactory to the Superintendency of Banks. Category 1 banks are entitled to continue using the same methods and models they currently have in place. A bank classified as a category 2 bank will have to maintain the minimum levels of reserves established by the Superintendency of Banks while its board of directors will be made aware of the problems detected by the Superintendency of Banks and required to take steps to correct them. Banks classified as categories 3 and 4 will have to maintain the minimum levels of reserves established by the Superintendency of Banks until they are authorized by the Superintendency of Banks to do otherwise. We are classified in category 1.

     Under the classifications effective January 1, 2004, loans are divided into: (i) consumer loans (including loans granted to individuals for the purpose of financing the acquisition of consumer goods or payment of services); (ii) residential mortgage loans (including loans granted to individuals for the acquisition, construction or repair of residential real estate, in which the value of the property covers at least 100% of the amount of the loan); and (iii) commercial loans (includes all loans other than consumer loans and residential mortgage loans).

     In accordance with the regulations, which became effective as of January 1, 2004, the models and methods used to classify our loan portfolio must follow the following guiding principles, which have been established by the Superintendency of Banks.

Models based on the individual analysis of borrowers (Commercial loans)

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

     For loans classified as A1, A2, A3 and B, the board of directors of a bank is authorized to determine the levels of required loan loss reserves. We have assigned a 0% reserve requirement for loans classified as A1 and A2, a 0.5% reserve requirement for loans classified as A3 and a 1% reserve requirement for commercial loans classified as B. For loans classified in Categories C1, C2, C3, C4, D1 and D2, the bank must have the following levels of loan loss reserves:

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

Levels of required allowances are to be determined by the Bank, according to the estimated loss that may result from the loans, by classifying the loan portfolio using one or both of the following models:

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

     Commencing in 2006 the Bank will no longer analyze commercial loans on a group basis. All commercial loans will be rated on an individual basis in an automated system that has been approved by the Superintendency of Banks and our Board of Directors.

     Models based on the individual analysis of borrowers (Commercial loans)

     The risk category of these loans is directly related to the amount of days an installment is past due.

	Consumer loans past due status (1)		Residential mortgage loans past due status(1)		Allowances as a percentage of aggregate exposure (1)

Category	From	To	From	To

	(Days)		(Days)
A	-	-	-	-	-%
B	1	30	1	180	1
B-	31	60	181	>181	20
C	61	120	-	-	60
D	121	>121	-	-	90

(1)	Required reserve amounts are percentages of the aggregate amount of the principal and accrued but unpaid interest of the loan.

Capital Markets

     Under the General Banking Law, banks in Chile may purchase, sell, place, underwrite and act as paying agents with respect to certain debt securities. Likewise, banks in Chile may place and underwrite certain equity securities. Bank subsidiaries may also engage in debt placement and dealing, equity issuance advice and securities brokerage, as well as in financial leasing, mutual fund and investment fund administration, investment advisory services and merger and acquisition services. These subsidiaries are regulated by the Superintendency of Banks and, in some cases, also by the Superintendency of Securities and Insurance, the regulator of the Chilean securities market, open-stock corporations and insurance companies.

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

In such a case, or in the event that a bank is unable to make timely payment in respect of its obligations or if a bank is under provisional administration of the Superintendency of Banks, the General Banking Law provides that the bank may receive a two-year term loan from another bank. The terms and conditions of such a loan must be approved by the directors of both banks, as well as by the Superintendency of Banks, but need not be submitted to the borrowing bank’s shareholders for their approval. In any event, a creditor bank cannot grant interbank loans to an insolvent bank in an amount exceeding 25.0% of the creditor bank’s effective equity. The board of directors of a bank that is unable to make timely payment of its obligations must present a reorganization plan to its creditors in order to capitalize the credits, extend their respective terms, condone debts or take other measures for the payment of the debts. If the board of directors of a bank submits a reorganization plan to its creditors and such arrangement is approved, all subordinated debt issued by the bank, whether or not matured, will be converted by operation of law into common stock in the amount required for the ratio of effective equity to risk-weighted assets not to be lower than 12.0%. If a bank fails to pay an obligation, it must notify the Superintendency of Banks, which shall determine if the bank is solvent.

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

Obligations Denominated in Foreign Currencies

     Foreign currency denominated obligations of Chilean banks are subject to various limits and obligations. The regulations of the Central Bank do not permit the difference, whether positive or negative, between a bank’s assets and liabilities denominated in any foreign currency (including assets and liabilities denominated in U.S. dollars but payable in pesos, as well as those denominated in pesos and indexed to the U.S. dollar exchange rate) to exceed 20% of the bank’s paid-in capital and reserves; provided that if the balance of such assets exceeds the balance of such liabilities, the difference may exceed 20% of such capital and reserves in an amount not to exceed the bank's allowances and reserves denominated in such foreign currency (excluding profits to be remitted abroad). Santander-Chile must also comply with various regulatory and internal limits regarding exposure to movements in foreign exchange rates (See “Item 11: Quantitative and Qualitative Disclosure about Market Risks”).

Investments in Foreign Securities

     Under current Chilean banking regulations, banks in Chile may grant loans to foreign individuals and entities and invest in certain securities of foreign issuers. Chilean banks may only invest in equity securities of foreign banks and certain other foreign companies which may be affiliates of the bank or which would be complimentary to the bank’s business if such companies were incorporated in Chile. Banks in Chile may also invest in debt securities traded in formal secondary markets. Such debt securities must be (1) securities issued or guaranteed by foreign sovereign states or their central banks or other foreign or international financial entities, and (2) bonds issued by foreign companies. A Bank may invest up to 5% of its effective equity in securities of foreign issuers. Such securities must have a minimum rating as follows:

     Table 1

Rating Agency	Short Term	Long Term

Moody’s	P2	Baa3
Standard and Poor’s	A3	BBB-
Fitch IBCA	F2	BBB-
Duff & Phelps	D2	BBB-
Thomson Bank Watch	TBW2	BBB

     In the event that the sum of the investments in foreign securities which have a: (i) rating below to the indicated in the Table 1 above, and equal or exceeds the ratings mentioned in the Table 2 below; and (ii) loans granted to other entities resident abroad; exceed 20% (and 30% for banks with a BIS ratio equal or exceeding 10%), of the effective equity of such bank, the excess is subject to a mandatory reserve of 100%.

     Table 2

Rating Agency	Short Term	Long Term

Moody’s	P2	Baa3
Standard and Poor’s	A3	BB-
Fitch IBCA	F2	BB-
Duff & Phelps	D2	BB-
Thomson Bank Watch	TBW2	BB

     In addition, banks may invest in foreign securities for an additional amount equal to a 70% of their effective equities which ratings are equal or exceeds those mentioned in the following Table 3. This limit constitutes an additional margin and it is not subject to the 100% mandatory reserve.

     Additionally, a Chilean Bank may invest in foreign securities which rating is equal or exceeds those mentioned in the following Table 3 in: (i) term deposits with foreign banks; and (ii) securities issued or guaranteed by sovereign states or their central banks or those securities issued or guaranteed by foreign entities adhered to the Chilean State; such investment will be subject to the limits by issuer up to 30% and 50%, respectively, of the effective equity of the Chilean bank that make the investment.

Table 3

Rating Agency	Short Term	Long Term

Moody’s	P1	Aa3
Standard and Poor’s	A1+	AA-
Fitch IBCA	F1+	AA-
Duff & Phelps	D1+	AA-
Thomson Bank Watch	TBW1	BB

     Chilean banks may invest in securities without ratings issued or guaranteed by sovereign states or their central banks and structured notes issued by investment banks with a rating equal or above that in the immediately preceding Table 3, which return is linked with a corporate or sovereign note with a rating equal or above that in Table 2.

     Subject to specific conditions, a bank may grant loans in U.S. dollars to subsidiaries or branches of Chilean companies located abroad, to companies listed on foreign stock exchanges authorized by the Central Bank and, in general, to individuals and entities domiciled abroad, as long as the Central Bank is kept informed of such activities.

New Regulations Regarding Market Risk

      In 2005, the Superintendency of Banks introduced new market risk limits and measures for Chilean banks. On an unconsolidated basis the Banks must separate its balance sheet in two separate categories: trading portfolio (Libro de Negociación) and unconsolidated non-trading, or permanent, portfolio (Libro de Banca). The trading portfolio as defined by the Superintendency of Banks includes all instruments valued at market prices, free of any restrictions for their immediate sale and that are frequently bought and sold by the bank or are maintained with the intention of selling them in the short-term in order to profit from short-term price variations. The non-trading portfolio is defined as all instruments in the balance sheet not considered in the trading portfolio.

E. Property, Plants and Equipment

     We are domiciled in Chile and own our principal executive offices located at Bandera 140, Santiago, Chile. We also own fifteen other buildings in the vicinity of our headquarters and we rent four other buildings. At December 2005, we owned the locations at which 47% of our branches were located. The remaining branches operate at rented locations.

Main properties as of December 2005	Number

Central Offices
Own	16
Rented	4
Total	20
Branches (1)
Own	150
Rented	168
Total	318
Other property (2)
Own	84
Rented	2
Total	86

(1)	Some branches are located inside central office buildings and other properties. Including these branches the total number of branches is 352.
(2)	Consists mainly of parking lots and spaces

     Below is a summary of the main computer hardware and other systems-equipment that we own. We believe that our existing physical facilities are adequate for our needs.

Category	Brand	Application

Mainframe	IBM	Back-end, Core-System Altamira.
Midrange	IBM	Interconnections between Mainframe and mid-range
Midrange	Stratus	Tellers
	SUN/Unix	Interconnections applications Credit & debit cards
	SUN/UNIX	Treasury, MIS, Work Flow
Midrange	IBM	WEB
Desktop	IBM	Platform applications
Call	Avaya	Telephone system
Center	Genesys	Integration Voice/data
	Nice	Voice recorder
	Periphonics	IVR

The main software systems used by us are:

Category	Product	Origin

Core-System	ALTAMIRA	Accenture
Data base	DB2	IBM
Data base	Oracle	Oracle
Data base	SQL Server	Microsoft
WEB Service	Internet Information Server	Microsoft
Message Service	MQSeries	IBM
Transformation	MQIntegrator	IBM

ITEM 4A. UNRESOLVED STAFF COMMENTS

      As of the date of the filing of this Annual Report on 20-F we do not have any unresolved comments from the Securities and Exchange Commission staff regarding our periodical reports under the Exchange Act.

Item 5. Operating and Financial Review and Prospects

A. Critical Accounting Policies

     We prepare our financial statements in accordance with Chilean GAAP, which requires management to make estimates and assumptions with respect to certain matters that are inherently uncertain. We also reconcile our financial statements to US GAAP (See Note 27 to our Audited Consolidated Financial Statements) and are required to make estimates and assumptions in this reconciliation process. Certain critical accounting policies, in particular those relating to goodwill and intangible assets are only applicable for US GAAP purposes. Our consolidated financial statements include various estimates and assumptions, including but not limited to the adequacy of the allowance for loan losses, estimates of the fair value of certain financial instruments, the selection of useful lives of certain assets and the valuation and recoverability of goodwill and deferred taxes. We evaluate these estimates and assumptions on an ongoing basis. Management bases its estimates and assumptions on historical experience and on various other factors that are believed to be reasonable under the circumstances. Actual results in future periods could differ from those estimates and assumptions, and if these differences were significant enough, our reported results of operations would be affected materially.

     We believe that the following are the more critical judgment areas or involve a higher degree of complexity in the application of the accounting policies that currently affect our financial condition and results of operations:

a)	Interest revenue and expense recognition;

b)	Valuation and recognition of income and expense in connection with foreign currency and derivative activities;

c)	Valuation and recognition of income and expense in connection with financial investments;

d)	Estimating useful life of premises and equipment; and

e)	Allowance for loan losses.

f)	Performance and impairment of goodwill (US GAAP only)

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

     Foreign currency and derivative activities

     The Bank enters into forward foreign exchange contracts and spot exchange contracts for its own account and the accounts of its customers. The Bank’s forward contracts are valued monthly using the observed rates reported by the Central Bank of Chile at the balance sheet date. The initial premium or discount on these contracts, calculated as the difference between the spot rate and the forward rate, is deferred and included in determining net income over the life of the contract. The Bank’s interest rate and cross-currency swap agreements are treated as off-balance-sheet financial instruments and the net interest effect, which corresponds to the difference between interest income and interest expense arising from such agreements, is recorded in net income in the period that such differences originate.

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

     Financial investments

     Financial investments that have a secondary market are carried at market value. The Bank’s financial investments are classified as trading or permanent in accordance with the regulations of the Superintendency of Banks with unrealized gains and losses on trading investments included in Other operating income (expenses), and unrealized gains and losses on permanent investments included in a separate component of Shareholders’ equity. See “Item 4D: Regulation and Supervision — New Regulations Regarding Market Risk”.

     The Bank enters into security repurchase agreements as a form of borrowing. In this regard, the Bank’s investments that are sold subject to a repurchase obligation and that serve as collateral for the borrowing are reclassified as “investment collateral under agreements to repurchase” and are carried at market value. The liabilities for the repurchase of the investment are classified as “investments under agreements to repurchase” and are carried at cost plus accrued interest.

     All other financial investments are carried at acquisition cost plus accrued interest and UF indexation adjustments, as applicable. This includes mainly those with maturities of less than one year (22.8% of total financial investments at December 31, 2005) most of which were liquid government securities or deposits in other Chilean banks. See discussion of Financial Investments in Item 5-Sources of Liquidity-Financial Investments. The Bank also enters into resale agreements as a form of investment. Under these agreements the Bank purchases securities, which are included as assets under the caption “investments under agreements to resell”.

     In accordance with Circular N°3345 issued by the Superintendency of Banks and Financial Institutions, effective January 1, 2006, the accounting criteria for valuing financial instruments acquired for negotiation or investment purposes, derivative instruments, hedges and disposals from the financial assets on the balance sheets, will be amended. The instructions of Circular N°3345 will become effective starting on June 30, 2006, with valuation differences arising from prior years’ investments being adjusted directly against the Bank’s equity.

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

     Allowance for loan losses

     Chilean banks are required to maintain loan loss allowances in amounts determined in accordance with the regulations issued by the Superintendency of Banks. Under these regulations, we must classify our portfolio into various categories of payment capability. The minimum amount of required loan loss allowances is determined based on fixed percentages of estimated loan losses assigned to each category. As of January 1, 2004, the new loan loss allowance regulations set by the Superintendency of Banks came into effect. Loans are divided into: (i) consumer loans (including loans granted to individuals for the purpose of financing the acquisition of consumer goods or payment of services); (ii) residential mortgage loans (including loans granted to individuals for the acquisition, construction or repair of residential real estate, in which the value of the property covers at least 100% of the amount of the loan); and (iii) commercial loans (includes all loans other than consumer loans and residential mortgage loans).

      Commencing in 2006 the Bank will no longer analyze commercial loans on a group basis. All commercial loans will be rated on an individual basis in an automated system that has been approved by the Superintendency of Banks and our Board of Directors. In the modified system to be gradually adopted throughout 2006 all commercial loans will be assigned a rating on an individual basis utilizing a more automated and sophisticated statistical model. In 2005 we performed back testing of this more advanced system with minimal differences in the calculation of required provisions compared to the actual amount of provisions under the current system, but no assurance can be given as to the difference in provisioning level the two models would have in 2006.

     A detailed description of this accounting policy is discussed below under “—Selected Statistical Information—Loan loss allowances” and in Note 1 of our Consolidated Financial Statements. For a description of the regulations relating to loan loss allowances to which we were previously subject to and the new regulations, see “Item 4: Information on the Company—Regulation and Supervision—Allowance for Loan Losses.”

     Goodwill and Intangible Assets with Indefinite Useful Lives

     Under U.S. GAAP, we have significant intangible assets consisting of goodwill and trademarks with indefinite useful lives. We record all assets and liabilities acquired in purchase acquisitions, including goodwill and other acquired intangibles, at fair value. These include amounts pushed down from Banco Santander Central Hispano.

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

B. Operating Results

Chilean Economy

     All of our operations and substantially all of our customers are located in Chile. Accordingly, our financial condition and results of operations are substantially dependent upon economic conditions prevailing in Chile. The Chilean economy grew by 6.3% in 2005 following growth of 6.1% in 2004 and 3.7% in 2003. The strength of the emerging Asian economies and the stable economic environment in the rest of the developed world continued to benefit Chile’s economy in 2005 despite the rise in international oil prices. In 2005 the price of Chile’s main export, copper, surged 45.5%, boosting economic growth. Total exports in 2005 increased 23.5% to US$39.5 billion. This positive external scenario also led to strong consumer and investor confidence that in turn resulted in a strong rebound of internal demand (investment plus consumption). With this growth the Chilean economy ended the year with solid economic fundamentals. The fiscal surplus as a percentage of GDP was 4.5%, the current account surplus reached 0.1% of GDP and the average unemployment rate decreased to 8.1% in 2005 compared to 8.8% in 2004.

     Inflation in 2005 reached 3.7%, the highest level since 1998 mainly driven by rising oil prices and stronger internal demand. As a result of this increase and growth and rising inflation due to the hike in international oil prices, the Central Bank continued to tighten monetary policy. The overnight interbank rate set by the Chilean Central Bank increased 225 basis points in 2005 to 4.5% in December 2005. Long-term rates on the other hand did not rise at the same pace. In the first 9 months of the year strong liquidity in the Chilean financial systems dampened long-term yields. As the economy strengthened and as inflation continued to go up this trend reversed sharply in the last quarter of the year. As of December 31, 2004 the market rate of the 10 year Central Bank bond in real terms reached 3.29% . As of September 30, 2005 the yield on this same instrument reached 2.43% and as of December 31, 2005 the yield on this bond was 3.29%. This rate environment and the growth of exports led to an 8.2% appreciation of the Chilean peso in 2005.

     Despite these developments at the macroeconomic level, we believe there still is potential for a reduction in economic activity in Chile given the volatility of international markets and the potential for reduction in world economic growth.

Impact of Inflation

     Inflation impacts the Bank’s results of operations. Although Chilean inflation has moderated in recent years, Chile has experienced high levels of inflation in the past. High levels of inflation in Chile could adversely affect the Chilean economy and have an adverse effect on our business, financial condition and results of operations. In 2005, inflation reached 3.7% compared to 2.4% in 2004, mainly as a result of the recovery in internal demand and consumption and the rise in international oil prices. There can be no assurance that Chilean inflation will not change significantly from the current level. Although we currently benefit from moderate levels of inflation in Chile due to the current structure of our assets and liabilities (i.e., a significant portion of our loans are indexed to the inflation rate, but there are no corresponding features in deposit, or other funding sources that would increase the size of our funding base), there can be no assurance that our business, financial condition and result of operations in the future will not be adversely affected by changing levels of inflation. In summary:

     • UF-denominated Assets and Liabilities. The Bank’s assets and liabilities are denominated in Chilean nominal pesos, “Unidades de Fomento” (UF), which are inflation indexed pesos, and foreign currencies. The “Unidad de Fomento” (UF) is revalued in monthly cycles. On each day in the period beginning the tenth day of the current month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect a proportional amount of the change in the Chilean Consumer Price Index during the prior calendar month. One UF was equal to Ch$16,920.00, Ch$17,317.05 and Ch$17,974.81 at December 31, 2003, 2004 and 2005, respectively. The effect of any changes in the nominal peso value of our UF-denominated assets and liabilities is reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest revenue and expense, respectively. Our net interest revenue will be positively affected by an inflationary environment to the extent that our average UF-denominated assets exceed our average UF-denominated liabilities. Our net interest revenue will be negatively affected by inflation in any period in which our average UF-denominated liabilities exceed our average UF-denominated assets. Our average UF-denominated assets exceeded our average UF-denominated liabilities by Ch$1,219,507 million, Ch$1,258,606 million and Ch$1,416,266 million during the years-ended December 31, 2003, 2004 and 2005, respectively. See “Item 5D: Asset and Liability Management—Selected Statistical Information—Average Balance Sheets and Interest Rate Data.” The Bank generally has more UF-denominated financial assets than UF-denominated financial liabilities. In 2005, the interest gained on interest earning assets denominated in UF increased 17.9%, in part, as a result of the increase in inflation which increased the nominal rate paid on these assets. The same is true of interest paid on interest bearing liabilities denominated in UF. The interest paid on these liabilities increased 19.1%, in part as a result of the rise in inflation in 2005 versus 2004. Changes in balances of assets and liabilities denominated in UFs also affect the level of interest earned and paid over these items.

Inflation sensitive income	2004	2005	% Change

	(In million of constant Chilean pesos December 31, 2005)
Interest gained on UF assets	395,030	465,883	17.9%
Interest paid on UF liabilities	(207,780)	(247,447)	19.1%
Net Gain	187,250	218,436	16.7%
  Peso-denominated Assets and Liabilities. Rates of interest prevailing in Chile during any period reflect in significant part the rate of inflation during the period and expectations of future inflation. The responsiveness to such prevailing rates of our peso-denominated interest earning assets and interest bearing liabilities varies. See “Item 5B: Operating Results— Interest Rates.” We maintain a substantial amount of non interest bearing peso-denominated demand deposits. Because such deposits are not sensitive to inflation, any decline in the rate of inflation adversely affects our net interest margin on inflation-indexed assets funded with such deposits and any increase in the rate of inflation increases the net interest margin on such assets. The ratio of such demand deposits to average interest earning inflation-indexed assets was 16.4%, 16.6% and 16.4% as of December 31, 2003, 2004 and 2005, respectively.

  Price level restatement. Chilean GAAP requires that financial statements be restated to reflect the full effects of loss in the purchasing power of the Chilean peso on the financial position and results of operations of reporting entities. The Bank must adjust its capital, fixed assets and other non-financial assets for variations in price levels. Since the Bank’s capital is generally larger than the sum of fixed and other non-financial assets, when inflation is positive the Bank records a loss from price level restatement. In 2005 the loss from price level restatement totaled a loss of Ch$18,140 million compared to a loss of Ch$12,417 million in 2004.

Interest Rates

     Interest rates earned and paid on our assets and liabilities reflect, to a certain degree, inflation, expectations regarding inflation, shifts in short-term interest rates set by the Central Bank and movements in long-term real rates. The Central Bank manages short-term interest rates based on its objectives of balancing low inflation and economic growth. Because our liabilities generally reprice faster than our assets, changes in the rate of inflation or short-term rates in the economy are reflected in the rates of interest paid by us on our liabilities before such changes are reflected in the rates of interest earned by us on our assets. Therefore, when short-term interest rates fall, our net interest margin is positively impacted, but when short-term rates increase, our interest margin is negatively affected. At the same time, our net interest margin tends to be adversely affected in the short term by a decrease in inflation since generally our UF-denominated assets exceed our UF-denominated liabilities. See “Item 5B: Operating Results—Impact of Inflation—Peso denominated Assets and Liabilities.” An increase in long-term rates also has a positive effect on our net interest margin, because our interest-earning assets generally have longer tenors than our interest-bearing liabilities. In addition, because our peso-denominated liabilities have relatively short repricing periods, they are generally more responsive to changes in inflation or short-term rates than our UF-denominated liabilities. As a result, during periods when current inflation or expected inflation exceeds the previous month’s inflation, customers often switch funds from UF-denominated deposits to more expensive peso-denominated deposits, thereby adversely affecting our net interest margin.

Foreign Exchange Fluctuations

     The Chilean government’s economic policies and any future changes in the value of the Chilean peso against the U.S. dollar could adversely affect our financial condition and results of operations. The Chilean peso has been subject to significant devaluation in the past, including a decrease of 14.7% in 2001 and 8.6% in 2002, and may be subject to significant fluctuations in the future. In 2004 and 2005 the Chilean peso appreciated 6.6% and 8.1% against the dollar, respectively. See “Item 3A: Selected Financial Data—Exchange Rates.” A significant portion of our assets and liabilities are denominated in foreign currencies, principally the U.S. dollar, and we historically have maintained and may continue to maintain material gaps between the balances of such assets and liabilities. Because such assets and liabilities, as well as interest earned or paid on such assets and liabilities, and gains and losses realized upon the sale of such assets, are translated to Chilean pesos in preparing our financial statements, our reported income is affected by changes in the value of the Chilean peso with respect to foreign currencies (principally the U.S. dollar).

     The regulations of the Central Bank do not permit the difference, whether positive or negative, between a bank's assets and liabilities denominated in any foreign currency (including assets and liabilities denominated in U.S. dollars but payable in pesos, as well as those denominated in pesos and the variation of the U.S. dollar exchange rate) to exceed 20% of the bank's paid-in capital and reserves. Provided that if the balance of such assets exceeds the balance of such liabilities, the difference may exceed 20% of such capital and reserves in an amount not to exceed the bank's allowances and reserves denominated in such foreign currency (excluding profits to be remitted abroad). In the years ended December 31, 2003, 2004 and 2005, the gap between foreign currency denominated assets and foreign currency denominated liabilities, including forward contracts, was Ch$62,430 million, Ch$(35,767) million and Ch$(6, 269) million, respectively. The Bank also uses a sensitivity analysis to limit the potential loss in fluctuations of US interest rates on interest income and a VaR model to limit foreign currency trading risk ( See “Item 11: Quantitative and Qualitative Disclosure of Market Risk” ).

     Foreign currency indexed interest earning assets and interest bearing liabilities. The gain or loss in book value of dollar indexed interest earning assets and liabilities is recorded as interest income and expense. Accordingly, an appreciation of the peso may result in a negative nominal or real rate earned or paid over these assets and liabilities. In 2004 and 2005, the appreciation of the peso was lower than the average increase in stated interest rates, resulting in a positive nominal rate in the period. As a result, on December 31, 2005, the average nominal rate earned on dollar assets reached 2.3%, but the average real rate earned was negative 9.2%, reflecting a loss in book value of assets indexed to the US dollar. In 2004 the nominal rate paid earned on dollar assets reached 1.7% and the real rate earned was negative 7.3%.

     Foreign exchange transactions . The income statement also includes an item called foreign exchange transactions. This includes net gain or loss in the book value of assets and liabilities denominated in foreign currency (and does not include any gain or loss in the book value of assets or liabilities indexed to a foreign currency of which is included in net interest income). This line also includes the financial results of foreign currency forward contracts. Since the foreign currency gap between assets and liabilities denominated in foreign currencies is limited by Central Bank regulation and our internal policies, the results from foreign exchange transactions are mainly the results of our hedging transactions. The net gain from foreign exchange transactions was Ch$2,684 million in 2005, Ch$7,915 million in 2004 and Ch$161,363 million in 2003.

Results of Operations for the Years Ended December 31, 2003, 2004 and 2005

     The following discussion is based upon and should be read in conjunction with the Audited Consolidated Financial Statements. The Audited Consolidated Financial Statements have been prepared in accordance with Chilean GAAP (including the rules of the Superintendency of Banks relating thereto), which differ in certain significant respects from U.S. GAAP. Note 27 to the Audited Consolidated Financial Statements describes the principal differences between Chilean GAAP and U.S. GAAP and includes a reconciliation to U.S. GAAP of our net income for the years ended December 31, 2003, 2004 and 2005 and of our shareholders’ equity at December 31, 2004 and 2005. The Audited Consolidated Financial Statements

have been restated in constant Chilean pesos of December 31, 2005. See Note 1(c) to the Audited Consolidated Financial Statements.

Introduction

     The following table sets forth the principal components of our net income for the years ended December 31, 2003, 2004 and 2005.

	For the year-ended December 31,				% Change

	2003	2004	2005	2005	2003/2004	2004/2005

	(in millions of constant Ch$ as of December 31, 2005)			(in thousands of US$)(1)
CONSOLIDATED INCOME STATEMENT DATA
Chilean GAAP:
Interest income and expense
Interest revenue	651,540	812,032	985,669	1,916,860	24.6%	21.4%
Interest expense	(330,119)	(326,743)	(439,790)	(855,273)	(1.0%)	34.6%

Net interest revenue	321,421	485,289	545,879	1,061,587	51.0%	12.5%

Provision for loan losses	(71,592)	(83,677)	(63,532)	(123,554)	16.9%	(24.1%)

Fees and income from services
Fees and other services income	145,491	153,720	169,786	330,188	5.7%	10.5%
Other services expense	(26,729)	(27,707)	(31,420)	(61,103)	3.7%	13.4%

Total fees and income from services, net	118,762	126,013	138,366	269,085	6.1%	9.8%

Other operating income, net
Net gain (loss) from trading and brokerage	29,153	37,943	8,404	16,344	30.2%	(77.9%)
Foreign exchange transactions, net	161,363	7,915	2,684	5,220	(95.1%)	(66.1%)
Others, net	(21,143)	(25,302)	(23,602)	(45,900)	19.7%	(6.7%)

Total other operating income, net	169,373	20,556	(12,514)	(24,336)	(87.9%)	(160.9%)

Other income and expenses
Non-operating income, net	530	(4,572)	(22,013)	(42,810)	(962.6%)	381.5%
Income attributable to investments in other companies	1,772	556	678	1,319	(68.6%)	21.9%
Losses attributable to minority interest	(170)	(190)	(133)	(258)	11.8%	(30.0%)

Total other income and expenses	2,132	(4,206)	(21,468)	(41,749)	(297.3%)	410.4%

Operating expenses
Personnel salaries and expenses	(133,973)	(137,824)	(139,220)	(270,745)	2.9%	1.0%
Administrative and other expenses	(89,128)	(100,038)	(100,585)	(195,611)	12.2%	0.6%
Depreciation and amortization	(42,648)	(40,127)	(39,248)	(76,327)	(5.9%)	(2.2%)

Total operating expenses	(265,749)	(277,989)	(279,053)	(542,683)	4.6%	0.4%

Loss from price-level restatement	(8,179)	(12,417)	(18,140)	(35,277)	51.8%	46.1%

Income before income taxes	266,168	253,569	289,538	563,073	(4.7%)	14.2%
Income taxes	(46,382)	(47,578)	(49,828)	(96,902)	2.6%	4.7%

Net income	219,786	205,991	239,710	466,171	(6.3%)	16.4%

(1)	Amounts stated in US dollars as of and for the year ended December 31, 2005 have been translated from Chilean pesos at the exchange rate of Ch$514.21 = US$1.00 as of December 31, 2005. See “Item 3A: Selected Financial Data— Exchange Rates” for more information on the observed exchange rate.

     2004 and 2005. Net income for the year ended December 31, 2005 increased 16.4% to Ch$239,710 million compared to net income of Ch$205,991 million in 2004. This increase was mainly due to a 12.5% increase in net interest revenue, a 24.1% decline in provisions for loan losses and a 9.8% increase in fee income. Net interest revenue, net of related hedging transactions recorded under “Foreign exchange transactions, net,” increased 11.2% in 2005 compared to 2004. Our net interest margin for 2005, net of such hedging transactions, improved to 4.7% in 2005 compared to 4.5% in 2004. In 2005 the positive economic environment led to higher loan growth and banking activity in general which fueled the increases of Ch$60,590 million in net interest revenue and the Ch$12,353 million in net fee income. At the same time the quality of the Bank's loan portfolio improved leading to a Ch$20,145 million decrease in provision expense mainly due to an improvement in economic conditions.

     The results were partially offset by the 77.9% decrease in net gains from trading and brokerage activities which mainly reflects variations in the market value of our debt securities portfolios resulting from interest rate movements. In 2004 the Bank benefited from an important decline in long-term rates which was much more subdued in 2005 leading to a Ch$29,539 million drop in gains from trading and brokerage activities. Net non-operating losses also increased Ch$17,262 million or 410.4% in 2005 compared to 2004 because results in 2004 included a one-time gain of Ch$22,614 million from the sale of our Santiago Express division to Empresas París. Operating expenses in 2005 increased 0.4% or Ch$1,064 million and the efficiency ratio, operating expenses divided by operating income, improved to 41.5% in 2005 from 44.0% in 2004.

     2003 and 2004 . Net income for the year-ended December 31, 2004 decreased 6.3% compared to the same period in 2003. This decrease was principally attributable to the 87.9% decrease in net other operating income, the 16.9% increase in provisions for loan losses and the 12.2% increase in administrative and other expenses in 2004. The increase in the provision for loan losses was mainly due to the reversal of voluntary loan loss reserves in 2003 and a 16.3% increase in charge-offs in 2004 compared to 2003. The rise in charge-offs was mainly due to the growth of the consumer loan portfolio and the implementation at the beginning of this year of a new loan classification system mandated by the Superintendency of Banks. Net income was also adversely affected by an increase in charge-offs of foreclosed property and a rise in provisions for contingencies, both of which ar e recorded under “non-operating income, net.” This was offset by the gain from the sale of our Santiago Express division to Empresas París. Net income was also positively affected by an increase in the net gains from trading and investment activities, which reflected increases in the market value of our debt securities portfolios resulting from the continuing decline in interest rates. Net income in the 2004 period also benefited from an increase in recoveries of loans previously written off, which was mainly due to an increased stock of written-off loans and improved economic conditions in Chile. Net interest revenue, net of related hedging transactions recorded under “Foreign Exchange transactions, net,” increased 2.2% in 2004 compared to 2003. Our net interest margin for 2004, net of such hedging transactions, remained flat at 4.5% in 2004 compared to the 2003 period. Fee income increased 6.1% in the same period.

Net interest revenue

	Year Ended December 31,			% Change

	2003	2004	2005	2003/2004	2004/2005

	(in millions of constant Ch$ as of December 31, 2005, except percentages)
Interest revenue	651,540	812,032	985,669	24.6%	21.4%
Interest expense	(330,119)	(326,743)	(439,790)	(1.0%)	34.6%

Net interest revenue	321,421	485,289	545,879	51.0%	12.5%

Average interest earning assets	10,768,109	10,917,863	11,585,272	1.4%	6.1%
Average non-interest bearing demand deposits	1,769,930	1,817,097	1,905,182	2.7%	4.8%
Net interest margin(1)	3.0%	4.4%	4.7%
Adjusted net interest margin(2)	4.5%	4.5%	4.7%
Average shareholders’ equity and average
demand deposits to total average earning
assets	25.7%	26.0%	25.0%

(1)	Net interest margin is net interest revenue divided by average interest earning assets.
(2)	For a reconciliation of this non-GAAP measure, see “Reconciliation of non-GAAP measures” in Item 5G below.

     2004 and 2005. Net interest revenue for the year-ended December 31, 2005 increased 12.5% in 2005 mainly as a result of the 6.1% increase in average interest-earning assets and an increase in our net interest margin from 4.4% in 2004 to 4.7% in 2005.

     Adjusted net interest margin including results of forward contracts reached 4.7% in 2005 compared to 4.5% in 2004. Pursuant to Chilean GAAP, Santander-Chile must include as net interest income the gain or loss in book value of dollar-indexed interest-earning assets and liabilities. Therefore, an appreciation of the peso, as occurred in 2003, 2004 and 2005 affects net interest revenue and net interest margins. In the year-ended December 31, 2005, the average nominal rate earned on dollar assets was 2.3% and the average real rate was negative 9.2%, reflecting the loss in book value of assets indexed to the US dollar. Pursuant to Chilean GAAP, the Bank must report the results of forward contracts that hedge foreign currencies as foreign currency transactions in the income statement. Because the foreign currency gap is limited by Central Bank regulation and our internal policies, the results from foreign exchange transactions are mainly the results of our hedging transactions. The accounting asymmetry produced by incorporating the changes in book value of dollar-indexed assets and liabilities as net interest revenue and the financial results of forward contracts as financial exchange transactions results in a presentation that is not reflective of our underlying business, especially during periods when the exchange rate is highly volatile and, therefore, for analysis purposes only, we add foreign exchange transactions to net interest revenue.

     The principal factors positively affecting our net interest margin were the change in asset mix and the higher inflation rate. Total average loans in 2005 increased 23.6% compared to a 6.1% increase in interest-earning assets. Average loans in 2005 represented 64.4% of interest-earning assets compared to 55.3% in 2004. The average nominal rate paid on loans was 10.4% compared to 8.5% for average interest earning assets as a whole.

     Period end loans increased 13.6% in 2005 compared to 2004, led by a 24.4% increase in consumer loans, an 11.9% increase in general commercial loans, mainly reflecting an increase in lending to small and mid-sized companies, and a 23.3% increase in residential mortgage loans. The amount of mortgage loans appearing on our balance sheet, which only includes commercial and residential mortgage loans funded with mortgage bonds, decreased 33.5% . Residential and commercial mortgage lending funded through general borrowings are classified as “other loans”. The following table shows the breakdown of residential mortgage loans into those funded with mortgage bonds and those funded through general funding, and the total growth of this loan product, which was a key area of growth in 2005. This also reflects a change in funding strategy in 2005 away from mortgage bonds in order to increase the spread of mortgage lending.

Interest Earning Assets	Year-end December 31,		%Change
(Ch$ million)	2004	2005	Dec. 2005/2004
Residential mortgage loans funded through mortgage bonds (1)	600,314	414,070	(31.0%)
Residential mortgage loans funded through general borrowing (2)	1,252,614	1,871,055	49.4%
Total loans	1,852,928	2,285,125	23.3%
(1)	Included as mortgage loans on our balance sheet.

(2)	Included as “other loans” on our balance sheet.

     At the same time the higher inflation rate in 2005 compared to 2004 also helped to boost the net interest margin. In 2005 inflation reached 3.7% compared to 2.4% in 2004. Our average UF-denominated assets exceeded our average UF-denominated liabilities by Ch$1,416,266 million in 2005, compared to Ch$1,258,606 million in 2004. This 12.5% rise in the average UF gap combined with a higher inflation had a positive effect on the net interest margin. See “Item 5B: Operating Results Impact of Inflation”.

     The principal factors negatively affecting the net interest margin were the rise in short-term interest rates and the lower ratio of non-interest-bearing demand deposits and shareholders’ equity to interest-earning assets. As interest-bearing liabilities generally have shorter terms than interest-earning assets, a rise in short-term rates has a negative effect on the Bank’s net interest margin. The average nominal rate paid on interest-bearing liabilities increased from 4.3% in 2004 to 5.2% in 2005. In 2005 the overnight reference rate set by the Chilean Central Bank increased 225 basis points to 4.50% in December 2005. The average 90-day Central Bank rate, a benchmark rate for deposits, increased in nominal terms from 1.75% in 2004 to 3.29% in 2005. As of December 31, 2005, the amount of our interest bearing liabilities with a maturity of 90 days or less was greater than our interest earning assets with the same maturity by Ch$491,182 million. The main reason for this gap is that interest-bearing liabilities are mainly comprised of time deposits and short-term repurchase agreements. Average time deposits and repurchase agreements represented 66.4% of interest bearing liabilities in 2005, and 51.5% of total time deposits had a maturity of 90 days or less as of December 31, 2005.

     The rise in short-term interest rate also negatively affected the funding mix. Average time deposits increased 22.0% in 2005 compared to a 4.8% increase in non-interest bearing demand deposits. Average time deposits represented 37.7% of average liabilities in 2005 compared to 33.4% in 2004. As short-term interest rates increased, so did the attractiveness of time deposits. In order to reduce the impact on margins of rising rates, the Bank increased the maturity of deposits. In 2005 16.5% of time deposits had a maturity greater than 12 months compared to 8.8% in 2004. The ratio of average free funds (non-interest bearing liabilities and shareholders’ equity) as a percentage of interest bearing liabilities also decreased as a result of this rise in short-term rates from 26.0% in 2004 to 25.0% in 2005. This was partially offset by the rise in spread earned over free funds as a result of the higher inflation rates in the per iods being compared.

     2003 and 2004. Our net interest revenue for the year ended December 31, 2004 increased 51.0% from the same period in 2003, mainly reflecting an increase in our net interest margin from 3.0% to 4.4%, which was principally due to an increase in the yield of dollar-denominated and dollar-indexed interest-earning assets. In the year-ended December 31, 2004, the nominal rate earned on dollar assets reached 1.7%, compared to negative 4.1% in the same period of 2003. In 2004, the exchange rate appreciated 6.6% compared to 15.9% in 2003. The gain or loss in book value of dollar-indexed interest-earning assets is recorded as interest income, and an appreciation of the peso may therefore result in a negative nominal or real rate earned over these assets. In 2003, the aforementioned negative nominal rate resulted from appreciation of the peso in that period at a rate that exceeded the average nominal interest rate on dollar-denominated or indexed interest-earning assets. In 2004, the rate of appreciation of the peso was lower than the average nominal rate resulting in a positive nominal rate and higher yield earned on dollar denominated and dollar indexed interest-earning assets. The gain or loss in book value of such assets due to exchange rate movements is recorded as interest income.

     The effects of foreign exchange movements are largely eliminated if the results of our foreign exchange hedging transactions are considered. These transactions are entered into to hedge foreign currency exposure arising from our dollar-denominated or dollar-indexed assets and liabilities, but the results of these hedging operations are included in foreign exchange transactions. After hedging transactions, our adjusted net interest margin was essentially flat in the 2003 and 2004 period at 4.5% .

     The principal factor negatively affecting our net interest margin was the lower interest rate environment, which, together with continued competition in the lending markets, put pressure on spreads. The average 90-day Central Bank rate, a benchmark rate for deposits and loans expressed in nominal terms, decreased from 2.77% in 2003 to 1.75% in 2004. As a result the nominal rate earned on the Bank’s interest earning assets nominally denominated in Chilean pesos declined from 12.6% in 2003 to 11.2% in 2004.

     The most significant factor positively affecting net interest margin in 2004 was the higher inflation rate in 2004 compared to 2003. Inflation as measured by the Chilean Consumer Price Iindex in 2004 reached 2.4% from 1.1% in 2003. This rise in inflation has a positive impact on net interest margins as the Bank has more inflation-indexed assets than liabilities and, therefore, a rise in the rate of inflation has a positive impact on the net interest margin. In 2004 the nominal rate earned over inflation adjusted assets increased to 7.8% from 6.9% in 2003.

     The lower interest rate environment also lowered funding costs of interest bearing deposits denominated in nominal Chilean pesos in 2004. The nominal rate paid on nominally (non-indexed) peso-denominated interest-bearing time deposits decreased 90 basis points to 2.7% in 2004 compared to 2003. The majority of these time deposits have a maturity of 90 days or less, and the cost of these funds therefore varies directly corresponding to short-term interest rates. As a result, in 2004 the real rate paid on nominally peso-denominated time deposits fell 240 basis points to 0.2% and the real rate paid on inflation-indexed time deposits fell 80 basis points to 1.8%. Time deposits continue to be the main source of funding. Time deposits represented 33.4% of total average liabilities in 2004 compared to 34.2% in 2003, reflecting the higher growth of cheaper non-interest bearing liabilities to fund asset expansion.

     Our margins also benefited from an improvement of our funding mix in 2004 as a result of an increase in our non-interest-bearing liabilities. At December 31, 2004, our ratio of average non-interest-bearing demand deposits and equity to average interest-earning assets reached 26.0%, compared to 25.7% in the same period of 2003. We believe that the increase was due in part to increased use of cash management services by our corporate clients, which resulted in growth in non-interest-bearing demand deposits. In addition, the current low interest rate environment led retail customers to prefer readily-available funds deposited in checking accounts rather than low-yielding time deposits.

     The improvement of our asset mix, through an increased percentage of loans, also helped to minimize the negative impacts on our net interest margin of increased competition and lower rates. Average interest-earning assets in 2004 increased 1.4% compared to 2003. Meanwhile, the average balance of loans increased 3.8% in the same period. The average balance of loans to total interest-earning assets increased from 54.0% in 2003 to 55.3% in 2004. The balance of total loans in 2004 increased 10.4%, with higher yielding consumer loans, excluding lines of credit, increasing 13.3% in the same period. Demand for consumer financing loans increased as a result of prevailing lower interest rates and lower unemployment. Total commercial loans, excluding lines of credit, increased 16.8%, led by a 22.4% increase in loans to higher yielding small and mid-sized companies.

   Provision for loan losses

     As of January 1, 2004, the new loan loss allowance regulations set by the Superintendency of Banks came into effect. For purposes of these new classifications, loans are divided into: (i) consumer loans (including loans granted to individuals for the purpose of financing the acquisition of consumer goods or payment of services); (ii) residential mortgage loans (including loans granted to individuals for the acquisition, construction or repair of residential real estate, in which the value of the property covers at least 100% of the amount of the loan); and (iii) commercial loans (includes all loans other than consumer loans and residential mortgage loans). See “Item 5D: Asset and Liability Management—Loan Portfolio—Classification of Loan Portfolio” and “Item 5D: Asset and Liability Management—Loan Loss Allowances.” In accordance with these regulations, the models and methods used to classify our loan portfolio must follow the guiding principles established by the Superintendency of Banks and the Bank.

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

     2004 and 2005. Provisions for loan losses totaled Ch$63,532 million in the year ended December 31, 2005, a decrease of 24.1% compared to 2004. The growth of the Chilean economy has led to an improvement in asset quality indicators which in turn resulted in a lower provision expense in the year. Past due loans as of year-end 2005 decreased 21.6% from year-end 2004. Past due loans as a percentage of total loans decreased from 1.52% as of year-end 2004 to 1.05% as of year-end 2005. Substandard loans as of year-end 2005 decreased by 19.9% to Ch$265,902 million. The coverage ratio (loan loss allowance as a percentage of past due loans) improved to 138.8% at year-end 2005 from 132.2% as of year-end 2004.

     Charge-offs in 2005 totaled Ch$136,773 million, increasing 10.5% in the twelve month period ended December 31, 2005 compared to the same period of 2004, mainly as a result of an increase in charge-off of commercial loans that had been previously restructured and that bear no interest See Item5D: Asset and Liability Management – Analysis of Loan Loss Allowances and Item5: Classification of Loan Portfolio Based on the Borrower’s Payment Performance). These loans were already classified as D2 and were 90%

provisioned for. Therefore, this increase in charge-offs was offset by the subsequent release of provisions previously set aside for these loans.

     We expect provisions for loan losses to increase in future periods in line with overall growth of our loan portfolio and our increased lending to small companies and individuals. See “Risk Factors—Risks Associated with our Business—Our exposure to individuals and small businesses could lead to higher levels of past due loans and subsequent write-offs” and “Risk Factors—Risks Associated with our Business— The growth of our loan portfolio may expose us to increased loan losses.”

     2003 and 2004. In the year-ended December 31, 2004, provisions for loan losses increased 16.9% and charge-offs in the period grew 16.3% from 2003. This rise in charge-offs was mainly due to the increase in loans, especially consumer lending which involves a higher risk and according to the guidelines of the Superintendency of Banks must be completely charged-off after 180 days past due. The rise in charge-offs was also due in part to the implementation at the beginning of the year of a new loan classification system mandated by the Superintendency of Banks, which among other things, required banks to reclassify overdraft lines of credit for individuals from Other loans to Consumer loans, thus placing these loans under the charge-off policy established for consumer lending.

     Past due loans as of year-end 2004 decreased 24.8% from year-end 2003, principally due to improved economic conditions in Chile and high levels of charge-offs resulting from the reclassification of lines of credit. As a result of this decrease in past due loans, the coverage ratio (loan loss allowance as a percentage of past due loans) improved to 132.2% at year-end 2004 from 98.9% as of year-end 2003. Past due loans as a percentage of total loans decreased from 2.23% as of year-end 2003 to 1.52% as of year-end 2004. Substandard loans as of year-end 2004 increased by 14.5%, principally due to application of the new Superintendency of Banks classification system, which classifies as “substandard” loans with required allowance levels that would not have resulted in a substandard classification under the old system. Loan loss allowance as a percentage of substandard loans declined from 61.7% as of year-end 2003 to 54.2% as of year-end 2004.

   Fee income

     The following table sets forth certain components of our income from services (net of fees paid to third parties directly connected to providing those services, principally fees relating to credit card processing and ATM network administration) in the years ended December 31, 2003, 2004 and 2005.

	Year ended December 31,			% Change	% Change
	in million of constant Ch$ as of December 31, 2005
	2003	2004	2005	2003/2004	2004/2005

Checking accounts & lines of credit	38,709	34,666	41,547	(10.4%)	19.8%
Collection and administration of insurance policies	12,991	17,327	20,170	33.4%	16.4%
Mutual fund services	13,488	18,691	18,875	38.6%	1.0%
Credit cards(1)	15,469	13,186	13,824	(14.8%)	4.8%
Automatic teller cards (2)	11,573	12,751	13,571	10.2%	6.4%
Insurance brokerage	5,126	6,648	8,231	29.7%	23.8%
Sales and purchase of foreign currencies	5,310	5,162	6,481	(2.8%)	25.6%
Payment agency services	6,555	4,100	2,821	(37.5%)	(31.2%)
Letters of credit, guarantees, pledges and other contingent operations	3,474	4,728	2,757	36.1%	(41.7%)
Underwriting	3,803	6,191	2,333	62.8%	(62.3%)
Stock brokerage	1,162	1,385	1,619	19.2%	16.9%
Office banking	-	-	1,351	-	100%
Custody and trust services	570	578	638	1.4%	10.4%
Bank drafts and fund transfers	252	256	253	1.6%	(1.2%)
Saving accounts	763	255	239	(66.6%)	(6.3%)
Other	(483)	89	3,656	(118.4%)	4,007.9%
Total	118,762	126,013	138,366	6.1%	9.8%

(1)	Net of payments to Transbank in respect of credit card purchase processing expenses.
(2)	Net of payments to REDBANC in respect of ATM transaction processing expenses.

     2004 and 2005

     In 2005 total fee income increased 9.8% to Ch$138,366 million. The positive economic environment led to a rise in the usage and penetration of bank products in 2005. Fees from checking accounts and lines of credit increased 19.8% mainly a result of a rise in the fee charged for lines of credit and greater usage and opening of lines of credits on behalf of checking account holders. These products are sold together and, therefore, are being analyzed as a single product (See Item 5G. Reconciliation of Non-GAAP Measures).

     Insurance brokerage fees went up 23.8% mainly as a result of an industry wide expansion of insurance brokerage as banks have successfully introduced simple and low cost insurance products to the market. The 6.4% rise in ATM fees was mainly driven by the rise of ATMs installed by the Bank that increased 19.5% in 2005 to 1,422 tellers. This was offset in part by the US$2 million one-time fee earned in 2004 as a result of the strategic alliance signed between the Bank and Empresas París in December 2004. Excluding this item, ATM fees increased 17.1% in line with the increase of ATMs in the period.

     Other fees increased by 4,008% mainly due to a Ch$2,102 million in fees paid to the Bank in connection with financial advisory services provided to a companies.

     Fees from our mutual fund asset management subsidiary increased 1.0% . Total assets under management increased 4.7% in 2005 compared to 2004 to Ch$1,507,312 million (US$2,931 million). In 2005 the Bank launched 12 new funds. The inflow to these new funds offset a reduction in amount managed in fixed income funds as money flowed away from these funds toward bank deposits.

     The growth in fees was offset by a 41.7% decrease in fees from letters of credit, guarantees, pledges and other contingent operations in line with the decline in low yielding contingent loans. Underwriting fees decreased 62.3% mainly due to lower corporate bond issuances in 2005 compared to 2004. Payment agency service fees declined 31.2% in 2005 compared to 2004. These charges are mainly related to collection services the Bank performs on behalf of corporate customers. These services are increasingly being performed through our internet banking services. Fees charged for Office Banking, which is internet banking service for companies, totaled Ch$1,351 million in 2005 compared to no significant income in previous years.

     2003 and 2004.

     Fee income for the year ended December 31, 2004 increased 6.1% from the same period in 2003. The overall rise in fee income was due to an increase in fees from various business lines. Fees from underwriting increased 62.8% in 2004 compared to 2003 as a result of growth of non-lending activities in wholesale banking and the strength of our corporate finance division. The low interest rate environment and the recovery of the economy also led to a greater demand on behalf of corporate clients for issuing bonds in the market. Fees for insurance brokerage and mutual fund services sold by our subsidiaries were substantially higher in 2004 period compared to 2003. The 38.6% rise in mutual fund fees is directly related to a 30.8% increase in assets under management as of December 31, 2004. We believe that the increase in mutual fund fees was primarily attributable to the low interest rate environment in Chile in 2004, which made the rate of return on our mutual funds more attractive for our clients than deposit accounts. We believe that we could experience a decrease in mutual fund fees if interest rates were to increase in the future. Fees from insurance brokerage increased 29.7% in the year-ended December 31, 2004 compared to the same period of 2003, reflecting our introduction of new products and marketing campaigns.

     The rise in fee income from these products was offset in part by decreases in fee income from checking accounts and lines of credit and from credit card and payment agency services. The 10.4% decrease in fee income from checking accounts and lines of credit and from credit cards was mainly due to a decrease in the average number of accounts resulting from customer service challenges. These challenges arose in connection with integration of the operations of Old Santander-Chile and Santiago and from our current promotional policy, which was adopted in 2004, of waiving certain checking account fees as an incentive to increase the client base and promote increased product usage. As a result of this promotional policy, our customer base has begun to rebound. The total number of checking accounts in retail banking has risen 13.4% between year-end 2003 and year-end 2004. The decrease in fees from payment agency services mainly reflects the sale of our subsidiary Cobranzas y Recaudaciones Limitada (C y R) in October 2003.

     Fee income in 2004 also included a US$2 million fee paid by Empresas París to the Bank in connection with the strategic alliance signed by these two companies which included both the sale of the Santiago Express Division to Empresas París and the payment of a fee for access on behalf of future Banco París card holders to the Bank’s ATM network. Excluding this fee, fees from ATMs increased 0.6% in 2004 compared to 2003.

   Other operating income (expenses), net

     The following table sets forth information regarding our Other operating income (expenses), net in the years ended December 31, 2003, 2004 and 2005.

	Year ended December 31,			% Change	% Change

	2003	2004	2005	2003/2004	2004/2005

	(in millions of constant Ch$ as of December 31, 2005, except percentages)
Net gains from trading and mark-to-market	29,153	37,943	8,404	30.2%	(77.9%)
Foreign exchange transactions, net	161,363	7,915	2,684	(95.1%)	(66.1%)
Other operating losses, net	(21,143)	(25,302)	(23,602)	19.7%	(6.7%)
Total other operating income	169,373	20,556	(12,514)	(87.9%)	(160.9%)

     2004 and 2005. Other operating income, net totaled a loss of Ch$12,514 million in 2005 compared to a gain of Ch$20,556 million in 2004. This was mainly due to the 77.9% decline in net gains from trading and mark-to-market. These lower gains reflect the movement of long-term local interest rates in 2005 compared to 2004. In the first 9 months of the year strong liquidity in the Chilean financial systems dampened long-term yields, resulting in important mark-to-market gains. As the economy strengthened and as inflation continued to rise, this trend reversed sharply in the last quarter of the year, reversing a substantial portion of the gains recorded to that point in the year. As of December 31, 2004 the market rate of the 10 year Central Bank bond in real terms was 3.29%. As of September 30, 2005 the yield on this same instrument had declined to 2.43%, but by December 31, 2005 it recovered to 3.29%. In 2004, the 10-year Chilean Central Bank bond was yielding 3.23%, down 104 basis points from year-end 2003.

     Foreign exchange transactions, net in 2005 decreased 66.1% from 2004, to Ch$2,684 million. This line item includes the net gain or loss in book value of assets and liabilities denominated in foreign currency, excluding the gain or loss in book value of assets or liabilities indexed to a foreign currency that is included as net interest income. This line also includes the financial results of foreign currency trading and foreign currency forward contracts. The Bank usually enters forward exchange transactions in order to avoid material exchange rate mismatches. Since the foreign currency gap is limited by Central Bank regulation and our internal policies (See Item 11: Quantitative and Qualitative Disclosures about Market Risk), the results from foreign exchange transactions are mainly the results of our hedging transactions. The accounting asymmetry produced by incorporating the changes in book value of dollar indexed assets and liabilities as net interest revenue and the financial results of forward contracts as financial exchange transactions results in a presentation that is not reflective of our underlying business and therefore, for analysis purposes only, we add foreign exchange transactions to net interest revenue.

     Other operating losses, net decreased 6.7% in 2005 compared to 2004, totaling a loss of Ch$23,602 million. This decrease was mainly due to the 20.9% decrease in commissions paid to our external sales force which totaled Ch$16,869 million in 2005. This decrease was mainly due to the fact that in 2004 sales force expenses included the recognition of Ch$4,087 million in one-time sales force expenses as a result of the sale of the Santiago Express Division to Empresas París. Expenses on assets received in lieu of payment also decreased 84.4% in 2005 compared to 2004. This was offset by a 16.6% decline in income from the sale of repossessed assets and a rise in other expenses related to our credit card business.

     2003 and 2004. Other operating income, net for the year-ended December 31, 2004 decreased 87.9% compared to the year-ended December 31, 2003, principally reflecting a 95.1% decrease in the gain from foreign exchange transactions in 2004 compared to 2003. The lower gain from foreign exchange transactions was offset in part by a 30.2% increase in unrealized gains on financial investments and realized gains from trading. These gains reflected the increase in the value of our investment securities portfolios resulting from declining interest rates. At December 31, 2004 the 10-year Chilean Central Bank bond was yielding 3.23% in real terms compared to 4.27% as of December 31, 2003. Net gain from trading and mark-to-market of securities in the year-ended December 31, 2004 also included a one-time gain of Ch$10,602 million arising from the sale of a single, large substandard loan and a one-time pre-tax loss of Ch$6,537 million arising from the pre-payment of US$170 million in various senior bonds, which were issued at higher rates of interest than those currently prevailing in the market. These bonds were replaced with lower cost funding which compensates for this one-time loss.

     The 19.7% increase in the loss in other categories of other operating income, net in 2004 compared to 2003 was primarily the result of the recognition of Ch$4,087 million in sales force expenses in connection with the sale of the Santiago Express Division to Empresas París. The expenses were incurred in relation to fees earned by the sales force on sales of bank products, which are generally recognized on an accrual basis over the life of the product as other operating expenses.

   Other income and expenses, net

     The following table sets forth information regarding our operating expenses in the years ended December 31, 2003, 2004 and 2005.

	Year ended December 31,			% Change	% Change

	2003	2004	2005	2003/2004	2004/2005

	(in millions of constant Ch$ as of December 31, 2005, except percentages)
Non-operating income (loss), net	530	(4,572)	(22,013)	(962.6%)	381.5%
Income attributable to investments in other companies	1,772	556	678	(68.6%)	21.9%
Losses attributable to Minority interest	(170)	(190)	(133)	11.8%	(30.0%)
Total	2,132	(4,206)	(21,468)	(297.3%)	410.4%

     2004 and 2005. The net loss recorded in Other income and expenses, net increased 410.4% in 2005 compared to 2004. In 2004 the Bank recognized a one-time gain of Ch$22,614 million from the sale of our former Santiago Express Division to Empresas París. Excluding the sale, the net loss recorded in Other income and expenses, net decreased 20.0% in 2005 compared to 2004 mainly as a result of the 141.1% increase in income from the sale of repossessed assets previously charged off. This was partially offset by the 67.1% increase in provisions for other contingencies. These contingencies are mainly related to non-credit risks, including non-specific contingencies, tax contingencies and other non-credit contingencies or impairments. See Note 17 to our Consolidated Financial Statements.

     2003 and 2004. Other income and expenses, net for the year-ended December 31, 2004 totaled a loss of Ch$4,206 million compared to a gain of Ch$2,132 million in this item in 2003. This reflects an increase in charge-off of assets acquired upon foreclosure. The increase in charge-offs of assets acquired upon foreclosure mainly reflects a change in Superintendency of Bank guidelines in the last quarter of 2004 regarding the charge-off of repossessed assets. Repossessed assets must be charged off if not sold twelve months after they have been repossessed. This limit can be extended by eighteen months in some cases. In 2000 the Superintendency of Bank temporarily extended this 18 month period to all assets repossessed between 1999 and 2002. In 2003 this extension period was reduced to 12 additional months for all assets repossessed in 2003. In the last quarter of 2004 the extension period was reduced to six months for assets repossessed in 2004. We expect that in 2005 the Superintendency of Banks will eliminate this extension period and the repossessed assets will have to be charged off after 12 months. Non-operating losses, net in 2004 included an increase in provisions for contingencies which mainly reflect a billing dispute with a vendor and a probable loss due to fraud by a vendor. These losses were offset by one-time gain obtained from the sale of the Santiago Express Division to Empresas París. See Note 17 to our Consolidated Financial Statements.

   Operating expenses

     The following table sets forth information regarding our operating expenses in the years ended December 31, 2003, 2004 and 2005.

	Year ended December 31,			% Change	% Change

	2003	2004	2005	2003/2004	2004/2005

	(in millions of constant Ch$ as of December 31, 2005, except percentages)
Personnel salaries and expenses	133,973	137,824	139,220	2.9%	1.0%
Administrative expenses	89,128	100,038	100,585	12.2%	0.6%
Depreciation and amortization	42,648	40,127	39,248	(5.9%)	(2.2%)
Total	265,749	277,989	279,053	4.6%	0.4%

Efficiency ratio(1)	43.6%	44.0%	41.5%

(1)	The efficiency ratio is the ratio of total operating expenses to total operating revenue. Total operating revenue consists of net interest revenue, fees and income from services, net, and other operating income, net.

     2004 and 2005. Operating expenses in 2005 increased 0.4% compared to 2004. The 1.0% rise in personnel expenses reflects an increase in variable compensation paid to commercial teams for reaching commercial targets. This was partially offset by the 1.7% decrease in average headcount in 2005 compared to 2004 as a result of the sale of Santiago Express. The 0.6% increase in administrative expenses reflects an increase in spending in branches and ATMs, which was partially offset by savings produced by the outsourcing of certain back office functions, such as systems management and mortgage processing, which we believe has improved productivity. We expect personnel and administrative expenses to grow at a higher pace in future periods as a result of our strategy to expand our retail banking business. This trend was already observable in the second half of 2005.

     Depreciation and amortization expenses decreased 2.2% in 2005 compared to 2004. Depreciation and amortization expenses were positively affected by the completion of the depreciation schedule of our core systems. Going forward we expect depreciation expenses to rise as the Bank continues to invest in branches and other fixed assets.

     2003 and 2004. Operating expenses for the year-ended December 31, 2004 increased 4.6% over 2003, and the efficiency ratio reached 44.0% in 2004 compared to 43.6% in 2003. The increase in operating expenses was mainly due to efforts to expand our retail banking business. The increase in administrative expenses in 2004 was due in part to the outsourcing of certain systems management functions to Altec, a wholly-owned subsidiary of Banco Santander Central Hispano, in order to save costs and improve the management of systems. As a result, certain fixed personnel costs were eliminated and new variable costs associated with the Altec contract and recognized in administrative expenses were being incurred.

   Loss from price level restatement

     2004 and 2005. Losses from price level restatement totaled Ch$18,140 and increased 46.1% compared to 2004. The higher loss from price level restatement reflected the higher inflation rate used for calculating price level restatement in the periods being analyzed (3.62% in 2005 compared to 2.35% in 2004). The Bank must adjust its capital, fixed assets and other assets for the variations in price levels. Because our capital is larger than the sum of our fixed and other assets, price level restatement usually results in a loss and fluctuates with the inflation rate.

     2003 and 2004. Loss from price level restatement for the year-ended December 31, 2004 increased 51.8% compared to the same period of 2003. The higher loss from price level restatement reflected the higher inflation rate used for calculating price level restatement in the periods being analyzed (2.35% compared to 1.05%) .

   Income tax

     2004 and 2005. Our income tax expense increased 4.7% to Ch$49,828 million for the year-ended December 31, 2005 compared to the same period in 2004. This rise was mainly due to a net charge to deferred taxes of Ch$4,756 million compared to a net benefit of Ch$12,715 million in 2004. This was partially offset by a 23.7% reduction in income tax provisions in 2005 compared to 2004. (See Note 20 of our Consolidated Financial Statements). As a result the total income tax expenses in 2005 increased at a lower rate than the growth of pre-tax income leading to a lower effective tax rate. The Bank’s effective tax rate was 17.2% in the year-ended December 31, 2005, compared to 18.8% in 2004. The statutory corporate tax rate is 17%.

     2003 and 2004. Our income tax expense increased 2.6% in 2004 compared to 2003. The Bank’s effective tax rate reached 18.8% in the year-ended December 31, 2004, compared to 17.4% in 2003. This increase was mainly due to the rise in provisions for contingencies described above under “Other income and expenses, net,” which are not deductible from income in calculating tax, and to the increase in the statutory corporate tax rate from 16.5% in 2003 to 17% in 2004.

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

     The following table sets forth our contractual obligations and commercial commitments by time remaining to maturity. As of December 31, 2005, the scheduled maturities of our contractual obligations and of other commercial commitments, including accrued interest were as follows:

Contractual Obligations	Due within 1 year	Due after 1 year but within 3 years	Due after 3 years but within 6 years	Due after 6 years	Total 2005

	(in millions of constant Ch$ as of December 2005)
Deposit and other obligations(1)	4,984,944	842,367	68,719	10,681	5,906,711
Mortgage finance bonds	117,189	129,823	167,165	254,784	668,961
Subordinated bonds	-	43,131	-	342,620	385,751
Bonds	1,718	12,172	319,116	82,237	415,243

Chilean Central Bank borrowings:
Credit lines for renegotiations of Loans	6,655	-	-	-	6,655
Other Central Bank borrowings	173,206	-	-	-	173,206

Borrowings from domestic financial institutions	2,528	-	-	-	2,528
Investments sold under agreements to Repurchase	49,779	-	-	-	49,779
Foreign borrowings	1,034,004	60,900	3,342	-	1,098,246
Other obligations	30,341	6,405	3,811	1,535	42,092

Total of cash obligations	6,400,371	1,094,798	562,153	691,850	8,749,172

(1)	Excludes demand accounts and saving accounts
(2)	The Bank as of the date of the filing of this 20-F has no significant purchase obligation

Operational leases

     Certain bank premises and equipment are leased under various operating leases. Future minimum rental commitments as of December 31, 2005 under non-cancelable leases are as follows:

As of December 31, 2005

(in millions of constant Ch$ as of December 2005)

Due within 1 year	5,307
Due after 1 year but within 2 years	4,667
Due after 2 years but within 3 years	3,856
Due after 3 years but within 4 years	2,590
Due after 4 years but within 5 years	1,180
Due after 5 years	376

Total	17,976

     As of December 31, 2005, the scheduled maturities of other commercial commitments, including accrued interest, were as follows:

Other Commercial Commitments	Due within 1 year	Due after 1 year but within 3 years	Due after 3 years but within 6 years	Due after 6 years	Total 2005

	(in millions of constant Ch$ as of December 2005)
Letters of credit	43,536	81,503	62,127	-	187,166
Guarantees	481,449	25,517	831	-	507,797
Other commercial commitments	232,070	3,994	291	-	236,355
Total other commercial commitments	757,055	111,014	63,249	-	931,318

   (i) Capital and Reserves

     Santander-Chile currently has shareholders' equity in excess of that required by all current Chilean regulatory requirements. According to the General Banking Law, a bank should have an effective equity of at least 8% of its risk-weighted assets, net of required allowances, and paid-in capital and reserves (“basic capital”) of at least 3% of its total assets, net of required allowances. For these purposes, the effective equity of a bank is the sum of (a) the bank's basic capital and (b) subordinated bonds issued by the bank valued at their placement price up to 50% of its basic capital; provided that the value of the bonds shall decrease 20% for each year that elapses during the period commencing six years prior to their maturity. The calculation of the effective equity does not include the capital contributions made to subsidiaries of the bank nor its foreign branches. The merger of Old Santander - Chile an d Santiago required a special regulatory preapproval of the Superintendency of Banks, which was granted on May 16, 2002. The resolution granting this preapproval imposed a mandatory minimum capital to risk-weighted assets ratio of 12% for the merged bank. This indicator was reduced to 11% by the Superindentency of Banks effective January 1, 2005. For purposes of weighing the risk of a bank's assets, the General Banking Law considers five different categories of assets, based on the nature of the issuer, the availability of funds, the nature of the assets and the existence of collateral securing such assets.ers five different categories of assets, based on the nature of the issuer, the availability of funds, the nature of the assets and the existence of collateral securing such assets.

     The following table sets forth our minimum capital requirements set by the Superintendency of Banks as of the dates indicated. See Note 13 to our financial statements for a description of the minimum capital requirements.

	As of December 31,

	2004	2005

	(in millions of constant Ch$ of December 31, 2005 except for percentages)

Base net capital	863,112	842,122
3% of total assets net of provisions	(376,324)	(394,078)
Excess over minimum required equity	486,788	448,044
Base net capital as a percentage of the total assets, net of provisions	6.9%	6.4%
Effective equity	1,275,642	1,206,421
11% of risk-weighted assets (12% in 2004)	(1,027,403)	(1,029,863)
Excess over minimum required equity	248,239	176,558
Effective equity as a percentage of risk-weighted assets	14.9%	12.9%

   (iii) Financial Investments

     The following table sets forth our investment in Chilean government and corporate securities and certain other financial investments as of December 31, 2003, 2004 and 2005. Financial investments that have a secondary market are carried at market value. All other financial investments are carried at acquisition cost, plus accrued interest and indexation readjustments, as applicable.

	As December 31,

	2003	2004	2005

	(In Millions of constant Ch$ of December 31, 2005
Central Bank and Government Securities
Marketable debt securities (1)	623,091	972,661	460,181
Investment collateral under agreements to repurchase (2)	542,182	542,336	56,967
Investment purchased under agreements to resell	46,273	24,516	23,120
Other investments
	1,211,546	1,539,513	540,268
Subtotal

Corporate securities
Marketable securities (1)	694,210	431,061	617,010
Investment collateral under agreements to repurchase (2)	67,630	51,030	34,251

Subtotal	761,840	482,091	651,261

Time deposits in Chilean institutions	58,680	39,900	57,966
Total	2,032,066	2,061,504	1,249,495

(1)	Including market value adjustment.
(2)	Under Chilean GAAP, investment securities that are sold subject to repurchase agreements are reclassified from their investment category to “investments under agreements to repurchase.” Under U.S. GAAP, no such reclassification would be made since, in substance, the investment securities serve only as collateral for the borrowing.

Under Chilean GAAP, investments held for trading must be marked-to-market.

     The following table sets forth an analysis of our investments as of December 31, 2005, by time remaining to maturity and the weighted average nominal rates of such investments:

	Time Remaining to Maturity

	Less than one year	Weighted Average Nominal Rate	One to five years	Weighted Average Nominal Rate	Five to ten years	Weighted Average Nominal Rate	More than ten years	Weighted Average Nominal Rate	Total	Weighted Average Nominal Rate

	(in millions of constant Ch$ of December 31, 2005)
Government securities
Central Bank securities	187,245	4.1	126,548	4.3	83,370	3.7	30,033	3.3	427,196	4.0
Government pension bonds	4,443	1.5	13,866	2.1	13,152	3.4	1,524	4.1	32,985	3.0

Total	191,688		140,414		96,522		31,557		460,181

Investments Purchased
under Resale
Agreements	23,120	5.4							23,120	5.4

Other Financial
Investments
Time deposits in Chilean
Financial Institutions	48,022	6.1	26,847	3.9			1,917	6.5	76,786	4.9
Other Marketable Securities	18,320	5.1	35,871	5.0	147,018	5.1	396,980	5.0	598,190	5.1

Total	66,342		62,718		147,018		398,897		674,976

Investment Collateral
under Agreements to
Repurchase	3,705	3.4	56,215	3.8	706	4.1	30,593	4.6	91,218	3.9

Total Financial Investment	284,855		259,347		244,246		461,047		1,249,495

Unused sources of liquidity

     The Bank also has credit ratings from three international agencies. Our ratings are equivalent to the Chilean sovereign ratings, but our bond ratings from Moody’s Investor Services pierce the sovereign ceiling. We believe our credit ratings are a positive factor when obtaining financing. In 2005, Fitch rating also improved the Bank’s credit ratings from A- to A following a similar change for the Republic of Chile. Moody’s in 2005 improved the outlook for the Bank’s long-term deposit rating from Stable to Positive.

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

     Our general policy is to maintain liquidity adequate to ensure our ability to honor withdrawals of deposits, make repayments of other liabilities at maturity, extend loans and meet our own working capital needs. Our minimum amount of liquidity is determined by the reserve requirements of the Central Bank. Deposits are subject to a reserve requirement of 9% for demand deposits and 3.6% for peso and UF-denominated time deposits. See “Item 4D: Business Overview–Regulation and Supervision.” The Central Bank has statutory authority to increase these percentages to up to 40% for demand deposits and up to 20% for time deposits. In addition, a 100% special reserve (reserva técnica) applies to demand deposits, deposits in checking accounts, other demand deposits received or obligations payable on sight and incurred in the ordinary course of business, other than deposits unconditionally payable immediately or within a term of less than 30 days and other time deposits payable within 10 days. This special reserve requirement applies to the amount by which the total of such deposits exceeds 2.5 times the amount of a bank's paid-in capital and reserves. Interbank loans are deemed to have a maturity of more than 30 days, even if payable within the following 10 days.

     The Central Bank also requires us to comply with the following liquidity limits:

  Our total liabilities with maturities of less than 30 days cannot exceed our total assets with maturities less than of 30 days by an amount greater than our capital. This limit must be calculated in local currency and foreign currencies together as one gap.

  Our total liabilities with maturities of less than 90 days cannot exceed our total assets with maturities of less than 90 days by more than twice our capital. This limit must be calculated in local currency and foreign currencies together as one gap.

     We have set other liquidity limits and ratios that minimize liquidity risk. See “Item 11: Quantitative and Qualitative Disclosure About Market Risk.”

Cash Flow

     The tables below set forth our main sources of cash. The subsidiaries are not an important source of cash flow for us and therefore have no impact on our ability to meet our cash obligations. No legal or economic restrictions exist on the ability of subsidiaries to transfer funds to us in the form of loans or cash dividends as long as these subsidiaries abide by the regulations in the Ley de Sociedad Anónimas regarding loans to related parties and minimum dividend payments.

	Year ended December 31,

	2003	2004	2005

	(in millions of constant Ch$ as of December 31, 2005)
Net cash provided by operating activities	308,901	411,975	326,684

     The Ch$85,291 million reduction in cash provided by operating activities in 2005 compared to 2004 was mainly due to a Ch$82,679 million decrease in the net change in interest accruals in the same period. Cash provided by operating activities increased Ch$103,074 million in 2004 compared to 2003, reflecting a higher level of operating activity in 2004 than in 2003 and the net change in interest accruals in 2004 compared to 2003.

	Year ended December 31,

	2003	2004	2005

	(in millions of constant Ch$ as of December 31, 2005)

Net cash provided by (used in) investing activities	479,519	(1,054,022)	(668,349)

     Net cash used in investing activities in 2005 totaled Ch$668,349 million mainly as a result of the growth of the Bank’s loan book. Compared to 2004 net cashed used decreased 36.6% as the growth of loans in 2005 was partially offset by the sale of financial investments. Cash provided by investing activities decreased Ch$1,533,541 million in 2004 compared to 2003 primarily as a result of loan growth in 2004 compared to 2003.

	Year ended December 31,

	2003	2004	2005

	(in millions of constant Ch$ as of December 31, 2005

Net cash provided by (used in) financing activities	(782,474)	577,897	580,691

     In 2005 the Bank financed its activities with an increase in time deposits and senior bonds which explains the proceeds of net cash provided by financing activities and the increase compared to 2004. The positive net cash provided by funding activities in 2004 compared to 2003 reflects the increase in the deposit base in line with the increase in lending.

Deposits and Other Borrowings

     The following table sets forth our average daily balance of liabilities for the years ended December 31, 2003, 2004 and 2005, in each case together with the related average nominal interest rates paid thereon.

	Year ended December 31,

		2003			2004			2005

	Average Balance	% of Total Average Liabilities	Average Nominal Rate	Average Balance	% of Total Average Liabilities	Average Nominal Rate	Average Balance	% of Total Average Liabilities	Average Nominal Rate

	(in millions of constant Ch$ as of December 31, 2005, except for percentages)
Savings accounts	170,115	1.4%	1.6%	137,671	1.2%	2.0%	115,657	0.9%	4.3%
Time deposits	4,208,808	34.2%	3.1%	4,166,651	35.3%	3.0%	5,084,766	37.7%	4.7%
Central Bank borrowings	33,793	0.3%	5.0%	37,887	0.3%	4.5%	126,464	0.9%	3.7%
Repurchase agreements	694,880	5.7%	0.0%	645,733	5.5%	2.8%	516,903	3.8%	3.1%
Mortgage finance bonds	1,596,735	13.0%	7.1%	1,306,662	11.1%	8.2%	803,767	6.0%	9.4%
Other interest bearing liabilities	1,569,557	12.8%	5.3%	1,366,931	11.6%	5.2%	1,792,069	13.3%	5.6%
Subtotal interest bearing liabilities	8,273,888	67.3%	4.0%	7,661,535	65.0%	4.3%	8,439,626	62.5%	5.2%
Non-interest bearing liabilities
Non-interest bearing deposits	1,769,930	14.4%		1,817,097	15.4%		1,905,182	14.1%
Contingent liabilities	711,583	5.8%		1,009,613	8.6%		875,825	6.5%
Other non-interest bearing liabilities	549,509	4.5%		956,434	2.4%		1,282,957	9.5%
Shareholders’ equity	993,729	8.1%		1,017,401	8.6%		994,306	7.4%
Subtotal non-interest bearing liabilities	4,024,750	32.7%		4,800,544	35.0%		5,058,270	37.5%
Total liabilities	12,298,639	100.0%		12,462,080	100.0%		13,497,896	100.0%

     Our most important source of funding is our time deposits. Average time deposits represented 37.7% of our average total liabilities in the year ended December 31, 2005. Our current funding strategy is to continue to utilize all sources of funding in accordance with their cost, their availability and our general asset and liability management strategy. Special emphasis is being placed on increasing deposits from retail customers, which we consider to be a cheaper and more stable source of funding. We also intend to continue to broaden our customer deposit base, to emphasize core deposit funding and to increase the duration of time deposits received form institutional investors. See “Item 4B: Business Overview—Lines of

Business—Banca Comercial—Residential Mortgage Lending.” Management believes that broadening our deposit base by increasing the number of account holders has created a more stable funding source.

Composition of Deposits and Other Commitments

     The following table sets forth the composition of our deposits and similar commitments as of December 31, 2003, 2004 and 2005.

	As of December 31,

	2003	2004	2005

	(in millions of constant Ch$ as of December 31, 2005)

Checking accounts	1,190,537	1,335,113	1,455,924
Other demand liabilities	908,072	987,338	668,325
Savings accounts	153,802	127,247	109,423
Time deposits	3,585,189	4,502,066	5,797,288
Other commitments (1)	31,177	39,753	44,561

Total	5,868,777	6,991,517	8,075,521

(1) Includes primarily leasing accounts payable relating to purchases of equipment.

Maturity of Deposits

     The following table sets forth information regarding the currency and maturity of our deposits as of December 31, 2005, expressed in percentages. UF–denominated deposits are similar to peso-denominated deposits in all respects, except that the principal is readjusted periodically based on variations in the Chilean consumer price index.

	Ch$	UF	Foreign Currency	Total

Demand deposits	1.8%	-	-	0.8%
Savings accounts	-	4.2%	-	1.9%
Time deposits:
Maturing within 3 months	71.8%	20.0%	91.6%	52.1%
Maturing after 3 but within 6 months	17.9%	27.5%	7.3%	20.5%
Maturing after 6 but within 12 months	4.8%	16.0%	1.0%	9.1%
Maturing after 12 months	3.7%	32.3%	0.1%	15.6%
Total time deposits	98.2%	95.8%	100.0%	97.4%
Total deposits	100.0%	100.0%	100.0%	100.0%

     The following table sets forth information regarding the maturity of the outstanding time deposits in excess of U.S.$100,000 issued by us as of December 31, 2005.

	Ch$	UF	Foreign Currency	Total

	(in millions of constant Ch$ as of December 31, 2005)
Time deposits:
Maturing within 3 months	1,580,046	456,565	632,921	2,669,532
Maturing after 3 but within 6 months	429,885	654,958	60,941	1,145,784
Maturing after 6 but within 12 months	115,195	391,785	7,699	514,679
Maturing after 12 months	82,094	776,178	301	858,573

Total time deposits	2,207,220	2,279,486	701,862	5,188,568

Short-term Borrowings

     The principal categories of our short-term borrowings are amounts borrowed under foreign trade lines of credit, domestic interbank loans, Central Bank borrowings and repurchase agreements. The table below presents the amounts outstanding at each period end indicated and the weighted-average nominal interest rate for each such period by type of short-term borrowing.

	As of December 31,

	2003		2004		2005

	Year-End Balance	Weighted- Average Nominal Interest Rate	Year-End Balance	Weighted- Average Nominal Interest Rate	Year-End Balance	Weighted- Average Nominal Interest Rate

	(in millions of constant Ch$ as of December 31, 2005, except for rate data)
Investments under repurchase agreements	494,139	-	448,464	1.3%	49,779	1.8%
Central Bank borrowings	352,224	2.8%	340,959	0.3%	173,206	2.1%
Domestic interbank loans	38,016	5.0%	29,778	3.4%	2,528	1.6%
Borrowings under foreign trade credit lines	124,619	(0.3%)	251,504	4.4%	1,034,003	4.0%
Total short-term borrowings	1,008,998	1.0%	1,070,705	1.8%	1,259,516	2.4%

     The following table shows the average balance and the average nominal rate for each short-term borrowing category during the periods indicated:

	For the year Ended December 31,

	2003		2004		2005

	Average Balance	Average Nominal Interest Rate	Average Balance	Average Nominal Interest Rate	Average Balance	Average Nominal Interest Rate

	(in millions of constant Ch$ as of December 31, 2005, except for rate data)

Investments under repurchase agreements	694,881	-	645,734	2.8%	516,903	3.1%
Central Bank borrowings	33,793	5.0%	37,888	4.5%	126,464	3.7%
Domestic interbank loans	69,477	2.6%	52,667	0.8%	41,676	3.6%
Borrowings under foreign trade credit lines	94,857	1.5%	253,193	2.3%	312,191	9.6%
Total short-term borrowings	893,008	0.6%	989,482	2.6%	997,234	5.0%

     The following table presents the maximum month-end balances of our principal sources of short-term borrowings during the periods indicated:

	Maximum 2003 Month-End Balance	Maximum 2004 Month-End Balance	Maximum 2005 Month-End Balance

	(in millions of constant Ch$ as of December 31, 2005)

Investments under agreements to repurchase	404,746	354,344	580,502
Central Bank borrowings	352,224	333,150	370,823
Domestic interbank loans	78,511	137,874	42,993
Borrowings under foreign trade credit lines	234,051	450,600	492,702
Total short-term borrowings	1,069,531	1,275,967	1,487,019

Total Borrowings

     Our long-term and short-term borrowings are summarized below. Borrowings are generally classified as short-term when they have original maturities of less than one year or are due on demand. All other borrowings are classified as long-term, including the amounts due within one year on such borrowings.

	December 31, 2004

	Long-term	Short-term	Total

	(in millions of constant Ch$ as of December 2005)

Central Bank borrowings	-	340,959	340,959
Credit lines for renegotiations of loans	9,662	-	9,662
Investments under agreements to repurchase	-	448,464	448,464
Mortgage finance bonds	798,612	194,534	993,146
Other borrowings: bonds	370,565	-	370,565
Subordinated bonds	432,695	117,181	549,876
Borrowings from domestic financial institutions	-	29,778	29,778
Foreign borrowings	244,068	251,504	495,572
Other obligations	14,773	26,448	41,221

Total borrowings	1,870,375	1,408,868	3,279,243

	December 31, 2005

	Long-term	Short-term	Total

	(in millions of constant Ch$ as of December 2005)

Central Bank borrowings	-	173,206	173,206
Credit lines for renegotiations of loans (a)	6,655	-	6,655
Investments under agreements to repurchase	-	49,779	49,779
Mortgage finance bonds (b)	551,772	117,189	668,961
Other borrowings: bonds (c)	413,525	1,718	415,243
Subordinated bonds (d)	385,751	-	385,751
Borrowings from domestic financial institutions	-	2,528	2,528
Foreign borrowings (e)	64,243	1,034,003	1,098,246
Other obligations (f)	11,751	30,341	42,092

Total borrowings	1,433,697	1,408,764	2,842,461

a) Credit lines for renegotiations of loans

     Central Bank borrowings include credit lines for the renegotiations of loans and other Central Bank borrowings. These credit lines were provided by the Central Bank for the renegotiations of loans due to the need to refinance debts as a result of the economic recession and crisis of the banking system in the early 1980’s. The lines for the renegotiations, which are considered long-term, are related with mortgage loans linked to the UF index and bear a real annual interest rate of 3.6%.

	2004	2005

	(in millions of constant Ch$ as of December 2005)

Total credit lines for renegotiations of loans	9,662	6,655

      The maturities of the outstanding amounts due under these credit lines, which are considered long-term, are as follows:

As of December 31,
2005

(in millions of constant Ch$
as of December 2005)
Due within 1 year	6,655
Due after 1 year but within 2 years	-
Due after 2 years but within 3 years	-
Due after 3 years but within 4 years	-
Due after 4 years but within 5 years	-
Due after 5 years	-

Total credit lines for renegotiations of loans	6,655

(b) Mortgage finance bonds

     These bonds are used to finance the granting of mortgage loans. The outstanding principal amounts of the bonds are amortized on a quarterly basis. The range of maturities of these bonds is between five and twenty years. The bonds are linked to the UF index and bear a real weighted-average annual interest rate of 5.5% .

As of December 31, 2005

(in millions of constant Ch$ as of December 2005)

Due within 1 year	117,189
Due after 1 year but within 2 years	66,969
Due after 2 years but within 3 years	62,854
Due after 3 years but within 4 years	59,276
Due after 4 years but within 5 years	56,949
Due after 5 years	305,724

Total mortgage finance bonds	668,961

       (c) Bonds

	As of December 31,

	2004	2005

	(in millions of constant Ch$ as of December 2005)
Santiago bonds, Series A,B,C,D and F	45,456	11,115
Santander Bonds denominated in US$	231,152	242,434
Santander Bonds denominated in UF	93,957	161,694

	370,565	415,243

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

On December 9, 2004, the Bank issued senior bonds, denominated in U.S. dollars, for a total of US$400 million. These bonds carry a nominal interest rate of LIBOR plus 0.35% per annum (4.81 % at December 31, 2005), quarterly interest payments and one repayment of principal after a term of 5 years.

Santander bonds denominated in UF are bonds issued by former Banco Santander-Chile and new senior bonds denominated in UF issued by the Bank in 2005. These bonds are intended to finance loans that have a maturity of greater than one year, are linked to the UF index. The bond issued by former Banco Santander-Chile bear a weighted average annual interest rate of 6.5% . The new bonds issued in 2005 have a coupon rate of 2.6% with semi-annual interest payments and one repayment of principal after 5 years.

The maturities of these bonds are as follows:

As of December 31,

2005
(in millions of constant Ch$ as of December 2005)
Due within 1 Year	1,718
Due after 1 year but within 2 years	12,172
Due after 2 years but within 3 years	-
Due after 3 years but within 4 years	205,280
Due after 4 years but within 5 years	105,443
Due after 5 years	90,630

Total bonds	415,243

     d) Subordinated bonds

	As of December 31,

	2004	2005

	(in millions of constant Ch$ as of December 2005)
Santiago bonds denominated in US$ (1)	46,310	43,131
Santander bonds denominated in US$ (2) (6)	297,291	259,872
Old Santander bonds denominated in US$ (3)	117,181	-
Santiago Bonds linked to the UF (4)	58,084	53,354
Santander Bonds linked to the UF (5)	31,010	29,394

Total subordinated bonds	549,876	385,751

1.	On July 17, 1997, the former Banco Santiago issued subordinated bonds, denominated in U.S. dollars, for a total of US$300 million. The bonds bear interest at a nominal rate of 7.0% per annum, semi-annual interest payments and one repayment of principal after a term of 10 years.
2.	On January 16, 2003, the Bank completed the voluntary exchange of its new subordinated bonds, which will mature in 2012. A total of US$ 221,961,000 in principal of the Santiago bonds was offered and accepted by the Bank. The bonds bear interest at a nominal rate of 7.375% per annum, semi-annual interest payments and one repayment of principal after a term of 10 years.
3.	On October 30, 1998, Old-Santander-Chile issued subordinated bonds, denominated in U.S. dollars, for a total of US$200 million. The bonds bear interest at a nominal rate of 6.5% per annum, semi-annual interest payments and one repayment of principal after a term of 7 years. This bond was due and paid in November 2005.
4.	The Series C and E Bonds outstanding as of December 31, 2004 are intended for the financing of loans with a maturity of greater than one year. They are linked to the UF index and bear interest at an annual rate of 7.5% and 6.0% respectively, with interest and principal payments due semi-annually.
5.	The Series C, D and E Bonds outstanding as of December 31, 2004 are intended for the financing of loans with a maturity of greater than one year. They are linked to the UF index and bear interest at an annual interest rate of 7.0% with interest and principal payments due semi-annually.
6.	On December 9, 2004, the Bank issued subordinated bonds, denominated in U.S. dollars, for a total of US$ 300 million. These bonds bear interst at a nominal interest rate of 5.375% per annum, semi-annual interest payments and one repayment of principal after a term of 10 years.

The maturities of these bonds, which are considered long-term, are as follows:

As of December 31,

2005 (in millions of constant Ch$ as of December 2005)

Due within 1 Year	-
Due after 1 year but within 2 years	43,131
Due after 2 years but within 3 years	-
Due after 3 years but within 4 years	-
Due after 4 years but within 5 years	-
Due after 5 years	342,620

Total subordinated bonds	385,751

e) Foreign borrowings

These are short-term and long-term borrowings from foreign banks. The maturities of these borrowings are as follows:

As of December 31,

2005 (in millions of constant Ch$
as of December 2005)
Due within 1 Year	1,034,003
Due after 1 year but within 2 years	54,820
Due after 2 years but within 3 years	6,080
Due after 3 years but within 4 years	-
Due after 4 years but within 5 years	-
Due after 5 years	3,343

Total foreign borrowings	1,098,246

The foreign borrowings are denominated principally in U.S. dollars, and are principally used to fund the Bank’s foreign trade loans and bear an annual average interest rate of 3.7%.

f) Other obligations

Other obligations are summarized as follows:

As of December 31,

2005 (in millions of constant Ch$
as of December 2005)
Due within 1 Year	2,045
Due after 1 year but within 2 years	4,518
Due after 2 years but within 3 years	1,887
Due after 3 years but within 4 years	1,629
Due after 4 years but within 5 years	1,263
Due after 5 years	2,454

Total long term obligations	13,796

Short-term obligations:
Amounts due to credit card operators	21,564
Acceptance of letters of credit	6,732

Total short – term obligations	28,296

Total other obligations	42,092

   Other Off-Balance Sheet Arrangements and Commitments

     We are party to transactions with off-balance-sheet risk in the normal course of our business. These transactions expose us to credit risk in addition to amounts recognized in the consolidated financial statements.

     These transactions include commitments to extend credit not otherwise accounted for as contingent loans, such as overdraft protection and credit card lines of credit. Such commitments are agreements to lend to a customer at a future date, subject to the customer compliance with meeting of the contractual terms. The amounts of these commitments are Ch$1,357,637 million as of December 31, 2005, which will be financed with our deposit base. Since a substantial portion of these commitments is expected to expire without being drawn upon, the total commitment amounts do not necessarily represent our actual future cash requirements. We use the same credit policies in making commitments to extend credit as we do for granting loans. In the opinion of our management, our outstanding commitments do not represent an unusual credit risk.

     From time to time, the Bank enters into agreements to securitize certain assets by selling those assets to unconsolidated and unaffiliated entities, which then sell debt securities secured by those assets. These sales are non-recourse to the Bank. However, in the past the Bank has occasionally purchased a subordinated bond issued by the unconsolidated entity. As of December 31, 2005 we did not hold any of these subordinated bonds in our investment portfolio.

     The Bank and its brokerage subsidiary enter into derivative transactions as part of their asset and liability management and in acting as dealers to satisfy their clients’ needs. The notional amounts of these contracts are carried off-balance-sheet. See Note 12 to the Audited Consolidated Financial Statements.

     Foreign exchange forward contracts involve an agreement to exchange the currency of one country for the currency of another country at an agreed-upon price and settlement date. These contracts are generally standardized contracts, normally for periods between 1 and 180 days and are not traded in a secondary market; however, in the normal course of business and with the agreement of the original counterparty, they may be terminated or assigned to counterparty.

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

     During 2004 and 2005 we entered into interest rate and cross currency swap agreements to manage exposure to fluctuation in currencies and interest rates. The differential between the interest paid or received on a specified notional amount is recognized under “Foreign exchange transactions, net”. The fair value of the swap agreement and changes in the fair value as a result of changes in market interest rates are not recognized in the consolidated financial statement.

     In 2005 banks were authorized to operate in the currency and interest rate options market. The notional amounts of these options are carried off balance sheet. These contracts are valued at fair value and the changes in fair value are recognized in the consolidated financial statements.

     Our foreign currency futures, forward operations, options and other derivative products outstanding at December 31, 2004 and in 2005 are summarized below:

   (a) Foreign currency and interest rate contracts:

			Notional amounts
	Number of contracts
			Up to 3 months		Over 3 months

	2004	2005	2004	2005	2004	2005

			ThUS$	ThUS$	ThUS$	ThUS$
Chilean market:
Future purchase of foreign currency with Chilean pesos	865	956	1,348,734	5,198,228	4,156,016	3,418,092
Future sale of foreign currency with Chileanpesos	1,371	2,146	1,104,042	3,077,468	2,842,398	3,490,314
Futures or other interest rate contracts	199	340	104,596	6,119,545	3,419,526	1,273,247
Foreign currency forwards	112	253	34,127	289,972	20,230	226,011

Foreign markets:
Foreign currency swaps	109	129	51,245	573,982	22,670	199,397
Interest rate swaps	120	107	86,100	1,305,457	2,487,128	2,558,182

     The notional amounts refer to the US dollars bought or sold or to the US dollar equivalent of foreign currency bought or sold for future settlement. The contract terms correspond to the duration of the contracts as from the date of the transaction to the date of the settlement.

   (b) Contracts expressed in the UF index:

			Notional amounts
	Number of contracts
			Up to 3 months		Over 3 months

	2004	2005	2004	2005	2004	2005

			UF	UF	UF	UF
Forwards in UF/Ch$ sold	28	19	2,200,000	2,100,000	3,700,000	3,300,000
Forwards in UF/Ch$ purchased	32	36	1,600,000	3,600,000	5,600,000	5,400,000

   (c) Options:

In US$ths.			30 days	31 to 60 days	61 to 90 days	> 90 days

Call	Bought	Currency				50,000
		Interest rate
	Sold	Currency
		Interest rate

Put	Bought	Currency				10,000
		Interest rate
	Sold	Currency				10,000
		Interest rate

D. Asset and Liability Management

Please refer to Item 11: Asset and Liability Management regarding our policies with respect to asset and liability management.

Capital Expenditures

     The following table reflects capital expenditures in each of the three years ended December 31, 2003, 2004 and 2005:

	For the Year Ended December 31,

	2003	2004	2005

	(in millions of constant Ch$ as of December 31, 2005)

Land and Buildings	7,320	3,636	5,564
Machinery and Equipment	6,717	9,435	10,389
Furniture and Fixtures	1,123	2,707	3,734
Vehicles	437	436	847
Other	2,117	3,384	943

Total	17,714	19,598	21,477

     The increase in capital expenditures in 2005 compared to 2004 was mainly due to the investment in branches and automatic teller machines (ATMs). In 2005 the Bank opened 37 new branches. Our branch network now totals 352 branches (260 Bank branches and 92 Santander Banefe branches). In 2005 a total of 232 new ATMs were installed and our ATM network now includes 1,422 machines. For 2006 we expect a similar level of investment in expanding our distribution network.

Selected Statistical Information

     The following information is included for analytical purposes and should be read in conjunction with our financial statements as well as the discussion in “Item 5: Operating and Financial Review and Prospects.” Pursuant to Chilean GAAP, the financial data in the following tables for all periods through December 31, 2004 have been restated in constant Chilean pesos as of December 31, 2005. The UF is linked to, and is adjusted daily to, reflect changes in the previous month’s Chilean consumer price index. See Note 1(c) to our financial statements.

Average Balance Sheets, Income Earned from Interest Earning Assets and Interest Paid on Interest-Bearing Liabilities

      The average balances for interest earning assets and interest-bearing liabilities, including interest and readjustments received and paid, have been calculated on the basis of daily balances for us on an unconsolidated basis. Such average balances are presented in Chilean pesos (Ch$), in Unidades de Fomento (UF) and in foreign currencies (principally U.S.$). Figures from our subsidiaries have been calculated on the basis of monthly balances. The average balances of our subsidiaries, except Santander S.A. Agente de Valores , have not been categorized by currency. As such it is not possible to calculate average balances by currency for such subsidiaries on the basis of daily, weekly or monthly balances.

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

     The following tables show, by currency of denomination, average balances and, where applicable, interest amounts and real rates for our assets and liabilities for the years ended December 31, 2003, 2004 and 2005:

	Year ended December 31,

	Average Balance	Interest Earned	Average Real Rate	Average Nominal Rate	Average Balance	Interest Earned	Average Real Rate	Average Nominal Rate	Average Balance	Interest Earned	Average Real Rate	Average Nominal Rate

ASSETS(1)	2003				2004				2005

Interest earning assets
Interbank deposits
Ch$	33,668	1,198	2.6%	3.6%	9,110	335	1.2%	3.7%	37,844	1,641	0.7%	4.3%
UF	2,175	55	1.6%	2.5%	2,452	111	2.0%	4.5%	10,143	731	3.5%	7.2%
Foreign currency	0	0	0.0%	0.0%	0	0	0.0%	0.0%	0	0	0.0%	0.0%

Total	35,843	1,253	2.5%	3.5%	11,562	446	1.3%	3.9%	47,987	2,372	1.3%	4.9%

Financial investments
Ch$	347,537	12,506	2.6%	3.6%	499,030	13,957	0.3%	2.8%	501,654	30,379	2.4%	6.1%
UF	719,713	38,027	4.3%	5.3%	729,016	50,466	4.3%	6.9%	603,914	53,095	5.0%	8.8%
Foreign currency	1,300,410	(115,122)	(24.0%)	(8.9%)	1,188,848	27,929	(6.7%)	2.3%	1,237,782	31,199	(9.0%)	2.5%

Total	2,367,660	(64,589)	(11.5%)	(2.7%)	2,416,894	92,352	(1.9%)	3.8%	2,343,350	114,673	(3.0%)	4.9%

Loans
Ch$	2,524,587	356,296	13.0%	14.1%	2,695,498	347,926	10.2%	12.9%	3,032,023	422,903	10.0%	13.9%
UF	2,635,300	184,447	6.0%	7.0%	2,743,827	213,511	5.2%	7.8%	3,799,688	329,483	4.9%	8.7%
Foreign currency	652,381	14,517	(14.8%)	2.2%	593,412	14,359	(6.7%)	2.4%	627,159	23,146	(8.0%)	3.7%

Total	5,812,268	555,260	6.7%	9.6%	6,032,737	575,796	6.2%	9.5%	7,458,870	775,532	5.9%	10.4%

Mortgage loans
Ch$	0	0	0.0%	0.0%	566	35	3.7%	6.2%	518	33	2.7%	6.4%
UF	1,645,153	143,782	7.7%	8.7%	1,294,460	129,133	7.3%	10.0%	741,500	80,431	7.0%	10.8%
Foreign currency	0	0	0.0%	0.0%	0	0	0.0%	0.0%	0	0	0.0%	0.0%

Total	1,645,153	143,782	7.7%	8.7%	1,295,026	129,168	7.3%	10.0%	742,018	80,464	7.0%	10.8%

Contingent loans
Ch$	50,493	1,317	1.6%	2.6%	76,732	1,485	(0.5%)	1.9%	148,988	1,895	(2.3%)	1.3%
UF	189,001	1,893	0.0%	1.0%	190,422	1,809	(1.5%)	1.0%	220,520	2,143	(2.6%)	1.0%
Foreign currency	471,664	772	(16.5%)	0.2%	741,304	939	(8.8%)	0.1%	504,055	961	(11.1%)	0.2%

Total	711,158	3,982	(10.8%)	0.6%	1,008,458	4,233	(6.8%)	0.4%	873,561	4,999	(7.4%)	0.6%

Past due loans
Ch$	77,733	11,852	14.2%	15.2%	63,536	10,037	13.0%	15.8%	49,895	7,629	11.3%	15.3%
UF	109,253	0	(0.9%)	0.0%	87,132	0	(2.4%)	0.0%	68,262	0	(3.5%)	0.0%
Foreign currency	9,041	0	(16.6%)	0.0%	2,518	0	(8.9%)	0.0%	1,327	0	(11.3%)	0.0%

Total	196,027	11,852	4.3%	6.0%	153,186	10,037	3.9%	6.6%	119,484	7,629	2.6%	6.4%

Total interest earning assets
Ch$	3,034,018	383,169	11.6%	12.6%	3,344,472	373,775	8.5%	11.2%	3,770,922	464,480	8.4%	12.3%
UF	5,300,595	368,204	5.9%	6.9%	5,047,309	395,030	5.2%	7.8%	5,444,027	465,883	4.8%	8.6%
Foreign currency	2,433,496	(99,833)	(20.1%)	(4.1%)	2,526,082	43,227	(7.3%)	1.7%	2,370,323	55,306	(9.2%)	2.3%

Total	10,768,109	651,540	1.6%	6.1%	10,917,863	812,032	3.3%	7.4%	11,585,272	985,669	3.1%	8.5%

	Year ended December 31,

	2003				2004				2005

	Average Balance	Interest Earned	Average Real Rate	Average Nominal Rate	Average Balance	Interest Earned	Average Real Rate	Average Nominal Rate	Average Balance	Interest Earned	Average Real Rate	Average Nominal Rate

	(in millions of constant Ch$ as of December 31, 2005, except for rate data)

NON-INTEREST EARNING ASSETS
Cash
Ch$	713,111	-	-	-	626,544	-	-	-	583,450	-	-	-
UF	-	-	-	-	-					-	-	-
Foreign currency	19,866	-	-	-	15,955				14,276	-	-	-

Total	732,977				642,499				597,726

Allowance for loan losses										-	-	-
Ch$	(179,986)	-	-	-	(173,234)	-	-	-	(167,767)	-	-	-
UF	-	-	-	-	-	-	-	-	—	-	-	-
Foreign currency	-	-	-	-	-	-	-	-	—

Total	(179,986)				(173,234)				(167,767)

Bank premises and equipment, net assets
Ch$	237,778	-	-	-	216,814	-	-	-	196,471	-	-	-
UF	-	-	-	-	-	-	-	-	—	-	-	-
Foreign currency	-	-	-	-	-	-	-	-	—	-	-	-

Total	237,778				216,814				196,471

Other assets
Ch$	313,210	-	-	-	378,259	-	-	-	225,054	-	-	-
UF	28,078	-	-	-	21,260	-	-	-	21,652	-	-	-
Foreign currency	398,473	-	-	-	458,619	-	-	-	1,039,488	-	-	-

Total	739,761				858,138				1,286,194

Total non-interest earning assets
Ch$	1,084,113	-	-	-	1,048,383	-	-	-	837,208	-	-	-
UF	28,078	-	-	-	21,260	-	-	-	21,652	-	-	-
Foreign currency	418,339	-	-	-	474,574	-	-	-	1,053,764	-	-	-

Total	1,530,530				1,544,217				1,912,624

TOTAL ASSETS
Ch$	4,118,131	383,169	-	-	4,392,855	373,775	-	-	4,608,130	464,480	-	-
UF	5,328,673	368,204	-	-	5,068,569	395,030	-	-	5,465,679	465,883	-	-
Foreign currency	2,851,835	(98,833)	-	-	3,000,656	43,227	-	-	3,424,087	55,306	-	-

Total	12,298,639	651,540			12,462,080	812,032			13,497,896	985,669

(1) Figures from our subsidiaries have been calculated on the basis of monthly balances. The average balances of our subsidiaries, except Santander S.A. Agente de Valores , have not been categorized by currency. As such it is not possible to calculate average balances by currency for such subsidiaries on the basis of daily, weekly or monthly balances.

	Year ended December 31,

	Average Balance	Interest Paid	Average Real Rate	Average Nominal Rate	Average Balance	Interest Paid	Average Real Rate	Average Nominal Rate	Average Balance	Interest Paid	Average Real Rate	Average Nominal Rate

LIABILITIES AND SHAREHOLDERS’ EQUITY (1)	Dec-03				Dec-04				Dec-05

Interest bearing liabilities
Savings accounts
Ch$	0	0	0.0%	0.0%	159	3	(0.5%)	2.0%	421	3	(2.9%)	0.6%
UF	170,115	2,668	0.6%	1.6%	137,512	2,682	(0.5%)	2.0%	115,236	4,922	0.6%	4.3%
Foreign currency	0	0	0.0%	0.0%	0	0	0.0%	0.0%	0	0	0.0%	0.0%

Total	170,115	2,668	0.6%	1.6%	137,671	2,685	(0.5%)	2.0%	115,657	4,925	0.6%	4.3%

Time deposits
Ch$	2,117,400	76,074	2.6%	3.6%	1,864,559	50,985	0.2%	2.7%	2,137,715	93,949	0.7%	4.4%
UF	1,243,490	44,623	2.6%	3.6%	1,479,371	64,507	1.8%	4.4%	2,090,355	124,108	2.2%	5.9%
Foreign currency	847,918	9,177	(15.7%)	1.1%	822,721	10,796	(7.7%)	1.3%	856,696	21,121	(9.1%)	2.5%

Total	4,208,808	129,874	(1.1%)	3.1%	4,166,651	126,288	(0.8%)	3.0%	5,084,766	239,178	(0.3%)	4.7%

Central Bank borrowings
Ch$	6,441	171	1.7%	2.7%	17,727	385	(0.3%)	2.2%	113,269	3,670	(0.4%)	3.2%
UF	27,352	1,533	4.6%	5.6%	20,160	1,314	3.9%	6.5%	13,195	974	3.6%	7.4%
Foreign currency	0	0	0.0%	0.0%	0	0	0.0%	0.0%	0	0	0.0%	0.0%

Total	33,793	1,704	4.0%	5.0%	37,887	1,699	2.0%	4.5%	126,464	4,644	0.1%	3.7%

Repurchase agreements
Ch$	188,161	8,472	3.5%	4.5%	286,443	17,035	3.4%	5.9%	236,925	7,162	(0.6%)	3.0%
UF	251,528	(10,321)	(5.0%)	(4.1%)	9,659	(788)	(10.4%)	(8.2%)	189,940	10,437	1.8%	5.5%
Foreign currency	255,191	1,926	(16.0%)	0.8%	349,631	1,616	(8.4%)	0.5%	90,038	(1,634)	(12.9%)	(1.8%)

Total	694,880	77	(6.7%)	0.0%	645,733	17,863	(3.2%)	2.8%	516,903	15,965	(1.8%)	3.1%

Mortgage finance bonds
Ch$	0	0	0.0%	0.0%	0	0	0.0%	0.0%	0	0	0.0%	0.0%
UF	1,596,735	113,184	6.1%	7.1%	1,306,662	107,399	5.6%	8.2%	803,767	75,295	5.5%	9.4%
Foreign currency	0	0	0.0%	0.0%	0	0	0.0%	0.0%	0	0	0.0%	0.0%

Total	1,596,735	113,184	6.1%	7.1%	1,306,662	107,399	5.6%	8.2%	803,767	75,295	5.5%	9.4%

Other interest bearing liabilities
Ch$	69,090	1,800	1.6%	2.6%	60,285	1,282	(0.3%)	2.1%	38,399	1,467	0.2%	3.8%
UF	488,789	46,027	8.4%	9.4%	282,537	32,666	8.9%	11.6%	202,510	31,711	11.6%	15.7%
Foreign currency	1,011,678	34,785	(13.8%)	3.4%	1,024,109	36,861	(5.6%)	3.6%	1,551,160	66,605	(7.5%)	4.3%

Total	1,569,557	82,612	(6.2%)	5.3%	1,366,931	70,809	(2.4%)	5.2%	1,792,069	99,783	(5.1%)	5.6%

Total interest bearing liabilities
Ch$	2,381,092	86,517	2.7%	3.6%	2,229,173	69,690	0.6%	3.1%	2,526,729	106,251	0.6%	4.2%
UF	3,778,009	197,714	4.2%	5.2%	3,235,901	207,780	3.8%	6.4%	3,415,003	247,447	3.5%	7.2%
Foreign currency	2,114,787	45,888	(14.8%)	2.2%	2,196,461	49,273	(6.8%)	2.2%	2,497,894	86,092	(8.2%)	3.4%

Total	8,273,888	330,119	(1.1%)	4.0%	7,661,535	326,743	(0.1%)	4.3%	8,439,626	439,790	(0.8%)	5.2%

	Year ended December 31,

	2003				2004				2005

	Average Balance	Interest Paid	Average Real Rate	Average Nominal Rate	Average Balance	Interest Paid	Average Real Rate	Average Nominal Rate	Average Balance	Interest Paid	Average Real Rate	Average Nominal Rate

	(in millions of constant Ch$ as of December 31, 2005, except for rate data)
NON-INTEREST BEARING LIABILITIES
Non-interest bearing demand deposits
Ch$	1,769,930	-	-	-	1,817,097	-	-	-	1,905,182	-	-	-
UF		-	-	-		-	-	-		-	-	-
Foreign currency		-	-	-		-	-	-		-	-	-

Total	1,769,930	-	-	-	1,817,097	-	-	-	1,905,182	-	-	-

Contingent obligations										-	-	-
Ch$	50,494	-	-	-	76,732	-	-	-	148,987	-	-	-
UF	189,001	-	-	-	190,423	-	-	-	220,520	-	-	-
Foreign currency	472,088	-	-	-	742,458	-	-	-	506,318	-	-	-

Total	711,583	-	-	-	1,009,613	-	-	-	875,825	-	-	-

Other non-interest bearing Liabilities										-	-	-
Ch$	1,055,490	-	-	-	928,934	-	-	-	673,291	-	-	-
UF	142,156	-	-	-	383,639	-	-	-	413,890	-	-	-
Foreign currency	(648,137)	-	-	-	(356,139)	-	-	-	195,776	-	-	-

Total	549,509	-	-	-	956,434	-	-	-	1,282,957	-	-	-

Shareholders’ equity										-	-	-
Ch$	993,729	-	-	-	1,017,401	-	-	-	994,306	-	-	-
UF		-	-	-		-	-	-		-	-	-
Foreign currency		-	-	-		-	-	-		-	-	-

Total	993,729	-	-	-	1,017,401	-	-	-	994,306	-	-	-

Total non-interest bearing liabilities and shareholders’
equity										-	-	-
Ch$	3,869,642	-	-	-	3,840,163	-	-	-	3,721,766	-	-	-
UF	331,157	-	-	-	574,062	-	-	-	634,410	-	-	-
Foreign currency	(176,049)	-	-	-	386,319	-	-	-	702,094	-	-	-

Total	4,024,750	-	-	-	4,800,544	-	-	-	5,058,270	-	-	-

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY

Ch$	6,250,735	86,517	-	-	6,069,337	69,690	-	-	6,248,495	106,251	-	-
UF	4,109,166	197,714	-	-	3,809,963	207,780	-	-	4,049,413	247,447	-	-
Foreign currency	1,938,738	45,888	-	-	2,582,780	49,273	-	-	3,199,988	86,092	-	-

Total	12,298,639	330,119	-		12,462,080	326,743	-	-	13,497,896	439,790	-	-

(1) Figures from our subsidiaries have been calculated on the basis of monthly balances. The average balances of our subsidiaries, except Santander S.A. Agente de Valores , have not been categorized by currency. As such it is not possible to calculate average balances by currency for such subsidiaries on the basis of daily, weekly or monthly balances.

Changes in Net Interest Revenue and Interest Expense: Volume and Rate Analysis

     The following table allocates, by currency of denomination, changes in our interest revenue and interest expense between changes in the average volume of interest earning assets and interest bearing liabilities and changes in their respective nominal interest rates for 2005 compared to 2004 and 2004 compared to 2003. Volume and rate variances have been calculated based on movements in average balances over the period and changes in nominal interest rates on average interest earning assets and average interest bearing liabilities.

	Increase (Decrease) from 2003 to 2004 Due to Changes in				Increase (Decrease) from 2004 to 2005 Due to Changes in

	Volume	Rate	Rate and Volume	Net Change from 2002 to 2003	Volume	Rate	Rate and Volume	Net Change from 2004 to 2005

Interest earning assets
Interbank deposits
Ch$	(874)	40	(29)	(863)	1,056	60	190	1,305
UF	7	44	6	57	349	66	205	620
Foreign currency	0	0	0	0	0	0	0	0

Total	(867)	84	(23)	(806)	1,405	126	395	1,926

Financial investments
Ch$	5,451	(2,786)	(1,214)	1,451	73	16,484	135	16,422
UF	492	11,795	152	12,439	(8,660)	13,687	(2,398)	2,629
Foreign currency	9,876	145,672	(12,497)	143,051	1,150	2,036	84	3,270

Total	15,819	154,681	(13,559)	156,941	(7,437)	32,207	(2,449)	22,321

Loans
Ch$	24,122	(30,432)	(2,060)	(8,370)	43,437	26,749	4,791	74,977
UF	7,596	20,619	849	29,064	82,162	25,202	8,608	115,972
Foreign currency	(1,312)	1,269	(115)	(158)	817	7,693	277	8,787

Total	30,406	(8,544)	(1,326)	20,536	126,416	59,644	13,376	199,736

Mortgage loans
Ch$	0	0	35	35	(3)	1	(0)	(2)
UF	(30,650)	20,336	(4,335)	(14,649)	(55,162)	11,277	(4,817)	(48,702)
Foreign currency	0	0	0	0	0	0	0	0

Total	(30,650)	20,336	(4,300)	(14,614)	(55,165)	11,278	(4,817)	(48,704)

Contingent loans
Ch$	685	(340)	(177)	168	1,398	(508)	(480)	410
UF	15	(98)	(1)	(84)	286	41	7	334
Foreign currency	442	(175)	(100)	167	(300)	475	(153)	22

Total	1,142	(613)	(277)	251	1,384	8	(626)	766

Past due loans
Ch$	(2,165)	427	(78)	(1,816)	(2,155)	(322)	69	(2,408)
UF	0	0	0	0	0	0	0	0
Foreign currency	(0)	(0)	0	(0)	(0)	(0)	0	(0)

Total	(2,165)	427	(78)	(1,816)	(2,155)	(322)	69	(2,408)

Total interest earning
assets
Ch$	27,219	(33,091)	(3,523)	(9,395)	43,806	42,464	4,435	90,705
UF	(22,540)	52,696	(3,329)	26,827	18,975	50,273	1,605	70,853
Foreign currency	9,006	146,766	(12,712)	143,060	1,667	10,204	208	12,079

Total	13,685	166,371	(19,564)	160,492	64,448	102,941	6,248	173,637

(1) Figures from our subsidiaries have been calculated on the basis of monthly balances. The average balances of our subsidiaries, except Santander S.A. Agente de Valores , have not been categorized by currency. As such it is not possible to calculate average balances by currency for such subsidiaries on the basis of daily, weekly or monthly balances.

	Increase (Decrease) from 2003 to 2004 Due to Changes in				Increase (Decrease) from 2004 to 2005 Due to Changes in

	Volume	Rate	Rate and Volume	Net Change from 2002 to 2003	Volume	Rate	Rate and Volume	Net Change from 2004 to 2005

Interest bearing liabilities
Savings accounts
Ch$	0	0	3	3	5	(2)	(3)	(0)
UF	(511)	650	(125)	14	(434)	3,192	(518)	2,240
Foreign currency	0	0	0	0	0	0	0	0

Total	(511)	650	(122)	17	(430)	3,190	(520)	2,240

Time deposits
Ch$	(9,084)	(18,175)	2,170	(25,089)	7,469	30,958	4,537	42,964
UF	8,465	9,599	1,821	19,884	26,641	23,326	9,634	59,601
Foreign currency	(273)	1,951	(58)	1,620	446	9,487	392	10,325

Total	(892)	(6,626)	3,933	(3,585)	34,556	63,771	14,563	112,890

Central Bank borrowings
Ch$	300	(31)	(55)	214	2,073	190	1,023	3,285
UF	(403)	250	(66)	(218)	(454)	175	(61)	(340)
Foreign currency	0	0	0	0	0	0	0	0

Total	(103)	219	(121)	(5)	1,619	365	961	2,945

Repurchase agreements
Ch$	4,426	2,718	1,420	8,564	(2,945)	(32,894)	26,056	(9,873)
UF	9,925	(10,214)	9,822	9,533	(14,718)	1,514	24,429	11,225
Foreign currency	713	(747)	(276)	(310)	(1,200)	(7,963)	5,913	(3,250)

Total	15,064	(8,243)	10,966	17,787	(18,863)	(39,433)	56,398	(1,898)

Mortgage finance bonds
Ch$	0	0	0	0	0	0	0	0
UF	(20,562)	18,057	(3,280)	(5,785)	(41,335)	15,006	(5,775)	(32,104)
Foreign currency	0	0	0	0	0	0	0	0

Total	(20,562)	18,057	(3,280)	(5,785)	(41,335)	15,006	(5,775)	(32,104)

Other interest bearing liabilities
Ch$	(229)	(331)	42	(518)	(465)	1,024	(374)	185
UF	(19,422)	10,486	(4,426)	(13,362)	(9,253)	11,576	(3,278)	(955)
Foreign currency	427	1,628	20	2,076	18,970	7,113	3,661	29,744

Total	(19,224)	11,784	(4,363)	(11,804)	9,252	19,713	9	28,974

Total interest bearing liabilities
Ch$	(4,587)	(15,819)	3,580	(16,826)	6,137	(814)	31,328	36,561
UF	(22,508)	28,828	3,747	10,066	(39,553)	54,789	24,431	39,667
Foreign currency	867	2,832	(314)	3,385	18,216	8,637	9,966	36,819

Total	(26,228)	15,841	7,013	(3,375)	(15,200)	62,612	65,635	113,047

(1) Figures from our subsidiaries have been calculated on the basis of monthly balances. The average balances of our subsidiaries, except Santander S.A. Agente de Valores , have not been categorized by currency. As such it is not possible to calculate average balances by currency for such subsidiaries on the basis of daily, weekly or monthly balances.

Interest Earning Assets: Net Interest Margin

     The following table analyzes, by currency of denomination, the levels of average interest earning assets and net interest earned by Santander-Chile, and illustrates the comparative margins obtained, for each of the periods indicated in the table.

	Year ended December 31,

	2003	2004	2005

	(in millions of constant Ch$ as of December 31, 2005)
Total average interest earning assets
Ch$	3,034,018	3,344,472	3,770,922
UF	5,300,595	5,047,309	5,444,027
Foreign currency	2,433,496	2,526,082	2,370,323

Total	10,768,109	10,917,863	11,585,272

Net interest earned(1)
Ch$	296,653	304,085	358,229
UF	170,489	187,250	218,436
Foreign currency	(145,721)	(6,046)	(30,786)

Total	321,421	485,289	545,879

Net interest margin(2)
Ch$	9.8%	9.1%	9.5%
UF	3.2%	3.7%	4.0%
Foreign currency	(6.0%)	(0.2%)	(1.3%)

Total	3.0%	4.4%	4.7%

Net interest margin, excluding contingent loans(2)(3)
Ch$	9.9%	9.3%	9.9%
UF	3.3%	3.9%	4.2%
Foreign currency	(7.4%)	(0.3%)	(1.6%)

Total	3.2%	4.9%	5.1%

(1)	Net interest earned is defined as interest revenue earned less interest expense incurred.
(2)	Net interest margin is defined as net interest earned divided by average interest earning assets.
(3)	Pursuant to Chilean GAAP, Santander-Chile also includes contingent loans as interest earning assets. See “Item 5D: Asset and Liability Management—Loan Portfolio—Contingent Loans.”

   Return on Equity and Assets; Dividend Payout

     The following table presents certain information and selected financial ratios for Santander-Chile for the periods indicated:

	Year ended December 31,

	2003	2004	2005

	(in millions of constant Ch$ as of December 31, 2005, except for percentages)

Net income	219,786	205,991	239,710
Average total assets	12,298,639	12,462,080	13,497,896
Average shareholders’ equity	993,729	1,017,401	994,306
Net income as a percentage of:
Average total assets	1.79%	1.65%	1.78%
Average shareholders’ equity	22.12%	20.25%	24.1%
Average shareholders’ equity as a percentage of:
Average total assets	8.08%	8.16%	7.37%
Declared cash dividend(1)	219,786	205,990	N/A
Dividend payout ratio, based on net income(1)	100.0%	100.0%	N/A

(1) As of the date of the filing of this 20F the Bank had not held its 2005 annual ordinary shareholders’ meeting and therefore, the dividend payment and ratio cannot be determined.

Loan Portfolio

     The following table analyzes our loans by type of loan. Except where otherwise specified, all loan amounts stated below are before deduction for loan loss allowances. Total loans reflect our loan portfolio, including past due principal amounts.

	As of December 31,
	2001	2002	2003	2004	2005
	(in millions of constant Ch$ as of December 31, 2005)
Comercial loans:
General commercial loans	2,204,346	3,109,489	2,667,869	3,266,027	3,655,101
Foreign trade loans	420,221	571,532	459,375	512,429	511,756
Interbank loans	23,170	4,423	151,879	135,725	194,652
Leasing contracts	292,528	453,049	458,678	520,401	663,862
Other outstanding loans	660,439	990,728	879,867	1,385,583	2,056,155
Subtotal commercial loans	3,600,703	5,129,221	4,617,669	5,820,164	7,081,526
Mortgage loans backed by mortgage
bonds
Residential	522,594	959,858	953,693	600,314	414,070
Commercial	626,673	739,183	632,591	354,056	220,653
Subtotal mortgage loans	1,149,267	1,699,041	1,586,283	954,370	634,723
Consumer loans	337,614	760,618	825,297	1,119,006	1,392,012
Past due loans	73,169	178,866	180,623	135,813	106,540
Subtotal	5,160,753	7,767,746	7,209,872	8,029,353	9,214,801
Contingent loans (1)	401,750	665,525	880,336	902,317	929,472
Total loans (2)	5,562,503	8,433,271	8,090,208	8,931,670	10,144,273

(1)	For purposes of loan classification, contingent loans are considered as commercial loans.
(2)	All of the above categories except mortgage loans, past due loans and contingent loans are combined into “Loans” as reported in the tables set forth under “Item 4: Information on the Company—Selected Statistical Information—Average Balance Sheets, Income Earned from Interest Earning Assets and Interest Paid on Interest-Bearing Liabilities.”

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

     Other outstanding loans mainly include mortgage loans (fixed and variable rate) that are inflation-indexed long-term loans with monthly payments of principal and interest secured by a real property mortgage. These are financed by our general borrowings. Other outstanding loans also include factoring operations. Previous to 2004 this line item also included checking account overdrafts which as of January 1, 2004 were classified as commercial or consumer loans depending on their origin.

     Mortgage loans backed by mortgage bonds are inflation-indexed, fixed rate, long-term loans with monthly payments of principal and interest secured by a real property mortgage that are financed with mortgage finance bonds. At the time of approval, these types of mortgage loans cannot be more than 75.0% of the lower of the purchase price or the appraised value of the mortgaged property or such loan will be classified as a commercial loan.

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

   Maturity and Interest Rate Sensitivity of Loans

     The following table sets forth an analysis by type and time remaining to maturity of our loans as of December 31, 2005:

	Due on or within 1 year	Due after 1 year but on or within 5 years	Due after 5 years	Total balance as of December 31, 2005

	(in millions of constant Ch$ as of December 31, 2005)
Commercial loans	1,782,304	1,160,680	712,117	3,655,101
Consumer loans	885,418	501,092	5,502	1,392,012
Mortgage loans	63,449	209,564	361,710	634,723
Leasing contacts	170,158	340,067	153,637	663,862
Foreign trade loans	415,765	68,839	27,152	511,756
Interbank loans	194,652	-	-	194,652
Other outstanding loans	245,867	407,478	1,402,810	2,056,155
Past due loans	106,540	-	-	106,540

Subtotal	3,864,153	2,687,720	2,662,928	9,214,801

Contingent loans	587,620	328,282	13,570	929,472

Total loans	4,451,773	3,016,002	2,676,498	10,144,273

     The following tables present the interest rate sensitivity of outstanding loans due after one year as of December 31, 2005 (not including contingent loans). See also “Item 5: Operating and Financial Review and Prospects—Results of Operations—Interest Rate Sensitivity.”

As of December 31, 2005

(in millions of constant Ch$ as of December 31, 2005)
Variable Rate
Ch$	252,787
UF	1,919,871
Foreign currency	5,364
Subtotal	2,178,022
Fixed Rate
Ch$	1,244,301
UF	1,752,494
Foreign currency	175,831
Subtotal	3,172,626
Total	5,350,648

Loans by Economic Activity

     The following table sets forth at the dates indicated an analysis of our loan portfolio based on the borrower’s principal economic activity. Loans to individuals for business purposes are allocated to their economic activity. The table does not reflect outstanding contingent loans.

	As of December 31,

	2004		2005

	Loan Portfolio	% of Loan Portfolio	Loan Portfolio	% of Loan Portfolio

	(in millions of constant Ch$ as of December 31, 2005, except for percentages)
Agriculture, Livestock, Agribusiness, Fishing
Agriculture and livestock	195,206	2.4%	245,199	2.7%
Fruit	64,865	0.8%	79,577	0.9%
Forestry and wood extraction	39,669	0.5%	48,578	0.5%
Fishing	68,737	0.9%	68,510	0.7%

Subtotal	368,477	4.6%	441,864	4.8%

Mining and Petroleum
Mining and quarries	73,476	0.9%	34,464	0.4%
Natural gas and crude oil extraction	43,168	0.5%	28,700	0.3%

Subtotal	116,644	1.4%	63,164	0.7%

Manufacturing
Tobacco, food and beverages	139,816	1.7%	116,880	1.3%
Textiles, clothing and leather goods	66,976	0.9%	57,777	0.6%
Wood and wood products	41,231	0.5%	53,147	0.6%
Paper, printing and publishing	24,817	0.3%	67,015	0.7%
Oil refining, carbon and rubber	95,066	1.2%	100,744	1.1%
Production of basic metal, non minerals, machine and equipment	140,738	1.8%	120,768	1.3%
Other manufacturing industries	34,310	0.4%	25,562	0.3%

Subtotal	542,954	6.8%	541,893	5.9%

Electricity, Gas and Water
Electricity, gas and water	85,467	1.1%	76,596	0.8%

Subtotal	85,467	1.1%	76,596	0.8%

Construction
Residential buildings	306,964	3.8%	300,532	3.3%
Other constructions	282,779	3.5%	298,845	3.2%

Subtotal	589,743	7.3%	599,377	6.5%

Commerce
Wholesale	257,549	3.2%	302,113	3.3
Retail, restaurants and hotels	467,515	5.8%	469,855	5.1%

Subtotal	725,064	9.0%	771,968	8.4%

Transport, Storage and Communications
Transport and storage	150,379	1.9%	208,508	2.3%
Communications	107,673	1.3%	102,821	1.1%

Subtotal	258,052	3.2%	311,329	3.4%

Financial Services, Insurance and Real Estate
Financial insurance and companies	543,067	6.8%	597,065	6.5%
Real estate and other services provided to companies	291,746	3.6%	362,291	3.9%

Subtotal	834,813	10.4%	959,356	10.4%

Community, Social and Personal Services
Community, social and personal services	1,507,368	18.8%	1,741,543	18.9%

Subtotal	1,507,368	18.8%	1,741,543	18.9%

Consumer Credit	1,129,541	14.1%	1,405,010	15.2%
Residential Mortgage Loans	1,871,231	23.2%	2,302,701	25.0%

Total	8,029,354	100.0%	9,214,801	100.0%

     In the fiscal year ended December 31, 2005, foreign country loans totaled Ch$147,559 million. As of December 31, 2005 no country represents more than 1% of our total assets.

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

     The following table lists our committees from which credit approval is required depending on total risk exposure:

Approved By	Maximum approval in Thousands of US$

Executive Credit Committee	>20,000
Senior Committee	20,000
Business Segment Committee	8,000-10,000
Large Companies	10,000
Real estate sector	10,000
Medium-sized companies	8,000
Regional Committee	5,000
Branch committee	300
Companies	300
Mortgage	120
Persons	30

     The Executive Credit Committee is comprised of the Chairman of the Board, two additional Board members, the Corporate Legal Counsel, the CEO, the Manager of Global Banking, the Corporate Director of Risk and two senior members of the Credit Risk department that present the loans being reviewed. This committee reviews the loan positions reviewed by the Senior Credit Committee above US$10 million and approves those loan positions greater than US$20 million. In addition, any loan position above US$40 million must also be reviewed by our parent’s credit committee.

     The Senior Committee is comprised of the CEO, the Manager of the Wholesale segment, the Manager of the Medium-sized companies segment, General Counsel, the Corporate Director of Credit Risk and the Manager of Credit Admissions. The Senior Committee reviews and will either approve or deny transactions in the range of US$8 million to US$20 million that have been previously approved by one of the Business Segment Committees: (i) Large Companies, (ii) Medium-sized Companies and (iii) Real Estate. The Regional Committees have a maximum approval of up to US$5 million. The regional committees oversee the branch networks outside of Santiago. At the branch level the maximum approval is US$300,000 for companies, US$30,000 for individuals and US$120,000 for mortgages. For the lower level committees, credit granting authority varies according to the seniority and experience of the committee members, and the values indicated represent upper limits. All committees include at least two bank officers from the commercial and credit areas.

     Our internal control systems require that a part of the loan portfolio of each of our commercial units be subject to special supervision on an ongoing basis. The purpose of this special supervision is to maintain constant scrutiny of the portions of the portfolio that represent the greatest risk and to anticipate any deterioration. Based on this ongoing review of the loan portfolio, we believe we are able to detect problem loans and make a decision on client’s status. This includes measures such as reducing or extinguishing a loan, or requiring better collateral from the client. The control systems require that these loans be reviewed at least three times per year for those clients in the lowest category of credit watch.

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

    Classification of Loan Portfolio

     Chilean banks are required to classify their outstanding exposures on an ongoing basis for the purpose of determining the amount of loan loss allowances. The guidelines used by banks for such classifications are established by the Superintendency of Banks, although banks are given some latitude in devising more stringent classification systems within such guidelines. The Superintendency of Banks regularly examines and evaluates each financial institution's credit management process, including its compliance with the loan classification guidelines, and on that basis classifies banks and other financial institutions into four categories: 1, 2, 3 and 4. Each bank's category depends on the models and methods used by the bank to classify its loan portfolio, as determined by the Superintendency of Banks. Category 1 banks are those banks whose methods and models are satisfactory to the Superintendency of Banks. Category 1 banks will be entitled to continue using the same methods and models they currently have in place. A bank classified as a category 2 bank will have to maintain the minimum levels of reserves established by the Superintendency of Banks while its board of directors will be made aware of the problems detected by the Superintendency of Banks and required to take steps to correct them. Banks classified as categories 3 and 4 will have to maintain the minimum levels of reserves established by the Superintendency of Banks until they are authorized by the Superintendency of Banks to do otherwise. We are classified in category 1.

     In accordance with the new loan classification and reserve regulations, which became effective as of January 1, 2004, the models and methods used to classify our loan portfolio must comply with the following guidelines, which have been established by the Superintendency of Banks and our management and have been approved by our Board.

     Under the new classification system, loans are divided into: (i) consumer loans (including loans granted to individuals for the purpose of financing the acquisition of consumer goods or payment of services); (ii) residential mortgage loans (including loans granted to individuals for the acquisition, construction or repair of residential real estate, in which the value of the property covers at least 100% of the amount of the loan); and (iii) commercial loans (includes all loans other than consumer loans and residential mortgage loans).

     Banks may analyze loans for classification purposes on either an individual or group basis, subject to approval by the Superintendency of Banks of the methodology for allocation of loans between individual and group analysis. We analyze on an individual basis the largest loans in our portfolio that together comprise 75% of our portfolio.

     Commencing in 2006 the Bank will no longer analyze commercial loans on a group basis. All commercial loans will be rated on an individual basis in an automated system that has been approved by the Superintendency of Banks and our Board of Directors.

Models based on the individual analysis of borrowers

Under the current system, models based on the individual analysis of borrowers:

•	Must assign a risk category level to each borrower and its respective loans.

•	Must consider the following risk factors within the analysis: industry or sector of the borrower, owners or managers of the borrower, their financial situation, their payment capacity and payment behavior.

•	Must assign one of the following risk categories to each loan and borrower upon finishing the analysis:

• Classifications A1, A2 and A3 correspond to borrowers with no apparent credit risk. Clients rated A1 and A2 are assigned a 0% provision and clients rated A3 are assigned a provisions of 0.5%.

•	Classification B corresponds to borrowers with some credit risk but no apparent deterioration of payment capacity. A B rating signifies a 1% provision.

•	Classifications C1, C2, C3, C4, D1 and D2 correspond to borrowers whose loans have deteriorated.

     As a Category I bank, we are permitted to use our own models to classify loans into the risk categories created by the Superintendency of Banks. In addition, for loans classified as A1, A2, A3 and B our board of directors is authorized to determine the levels of required allowances. For loans that we classify in Categories C1, C2, C3, C4, D1 and D2, however, we must maintain the level of reserves required by the Superintendency of Banks, as set forth below:

Classification	Estimated range of loss	Reserve (1)

C1	Up to 3%	2%

C2	More than 3% up to 19%	10

C3	More than 19% up to 29%	25

C4	More than 29% up to 49%	40

D1	More than 49% up to 79%	65

D2	More than 79%	90

(1)	Required reserve amounts are percentages of the aggregate amount of the principal and accrued but unpaid interest of the loan.

      In the modified system to be gradually adopted throughout 2006 all commercial loans will be assigned a rating on an individual basis utilizing a more automated and sophisticated statistical model. In 2005 we performed back testing of this more advanced system with minimal differences in the calculation of required provisions compared to the actual amount of provisions under the current system, but no assurance can be given as to the difference in provisioning level the two models would have in 2006.

Additional Reserves

     Under the new regulations, banks are permitted to create reserves above the limits described above only to cover specific risks that have been authorized by their board of directors. Voluntary reserves are no longer permitted.

   Models based on group analysis for commercial loans

     Under the system in place in 2004 and 2005, the Bank had to maintain a model for calculating loan loss reserves based on group analysis of those commercial loans that were not rated on an individual basis. This model:

•	Must be suitable for the evaluation of a large number of borrowers whose individual loan amounts are relatively small. These models are intended to be used primarily to analyze loans to individuals and small companies.

•	Must involve levels of required allowances determined by the Bank, according to the estimated loss that may result from the loans, by classifying the loan portfolio using one or both of the following models:

	•	Must be based on the characteristics of the borrowers and their outstanding loans. Borrowers and their loans with similar characteristics will be placed into groups and each group will be assigned a risk level.

	•	Must be based on the behavior of a group of loans. Loans with analogous past payment histories and similar characteristics will be placed into groups and each group will be assigned a risk level.

This model based on group analysis will no longer be utilized in 2006.

   Provisioning for consumer and mortgage loans

     The provisioning of consumer and mortgage loans has not been modified from the old version of the risk index. The risk category of these loans is directly related to the amount of days an installment is past due.

Category	Consumer loans past due status(1)		Residential mortgage loans past due status(1)		Allowances as a percentage of aggregate exposure (1)

	From	To	From	To

	(Days)		(Days)
A	-	-	-	-	-%
B	1	30	1	180	1
B-	31	60	181	>181	20
C	61	120	-	-	60
D	121	>121	-	-	90

(1)	Required reserve amounts are percentages of the aggregate amount of the principal and accrued but unpaid interest of the loan.

   Old Loan Classification System (Commercial loans)

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

Category	Commercial loans range of estimated losses		Allowances as a percentage of aggregate exposure

	From	To

A	-%	-%	-%
B	1	5	1
B-	5	39	20
C	40	79	60
D	80	100	90

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

	As of December 31, 2001 (in millions of constant Ch$ as of December 31, 2005, except for percentages)

Category	Commercial Loans	Consumer Loans	Residential Mortgage Loans	Total Loans	Percentage of Evaluated Loans

A	1,743,804	303,982	792,561	2,840,347	58.4%
B	1,848,256	21,574	31,595	1,901,425	39.1%
B-	66,971	4,861	10,607	82,439	1.7%
C	17,022	4,025	-	21,047	0.4%
D	14,438	4,961	-	19,399	0.4%
Total of evaluated loans	3,690,491	339,403	834,763	4,864,657	100%
Total loans	4,388,337	339,403	834,763	5,562,503
Percentage evaluated	84.1%	100.0%	100.0%	87.5%

	As of December 31, 2002 (in millions of constant Ch$ as of December 31, 2005, except for percentages)

Category	Commercial Loans	Consumer Loans	Residential Mortgage Loans	Total Loans	Percentage of Evaluated Loans

A	2,868,691	624,480	1,370,707	4,863,878	64.2%
B	2,261,723	86,703	100,768	2,449,194	32.3%
B-	115,630	27,693	33,323	176,646	2.3%
C	30,336	20,023	2,864	53,223	0.7%
D	25,973	12,872	2	38,847	0.5%

Total of evaluated loans	5,302,353	771,771	1,507,664	7,581,788	100%
Total loans	6,153,835	771,771	1,507,664	8,433,270

Percentage evaluated	86.2%	100.0%	100.0%	89.9%

	As of December 31, 2003 (in millions of constant Ch$ as of December 31, 2005, except for percentages)

Category	Commercial Loans	Consumer Loans	Residential Mortgage Loans	Total Loans	Percentage of Evaluated Loans

A	3,110,273	661,241	1,316,679	5,088,193	69.7%
B	1,692,060	101,192	124,658	1,917,910	26.3%
B-	106,933	32,913	40,873	180,719	2.5%
C	29,700	26,321	2,497	58,518	0.8%
D	33,742	16,446	2	50,190	0.7%

Total of evaluated loans	4,972,708	838,113	1,484,709	7,295,530	100.0%
Total loans	5,767,386	838,113	1,484,709	8,090,208
Percentage evaluated	86.2%	100.0%	100.0%	90.2%

	As of December 31, 2004 (in millions of constant Ch$ as of December 31, 2005, except for percentages)

Category	Commercial Loans	Consumer Loans	Residential Mortgage Loans	Total Loans	Percentage of Evaluated Loans

A	-	945,771	1,740,862	2,686,633	30.1%
A1	433,477	-	-	433,447	4.9%
A2	3,715,616	-	-	3,715,616	41.6%
A3	662,966	-	-	662,966	7.4%
B	651,205	97,176	89,713	838,094	9.4%
B-	-	34,295	38,503	72,798	0.8%
C	-	31,883	2,154	34,037	0.4%
C1	263,396	-	-	263,396	2.9%
C2	57,368	-	-	57,368	0.6%
C3	32,550	-	-	32,550	0.4%
C4	24,674	-	-	24,674	0.3%
D	-	20,416	1	20,417	0.2%
D1	26,169	-	-	26,169	0.3%
D2	63,506	-	-	63,506	0.7%
Total of evaluated loans	5,930,897	1,129,541	1,871,233	8,931,671	100%
Total loans	5,930,897	1,129,541	1,871,233	8,931,671
Percentage evaluated	100%	100.0%	100.0%	100%

	As of December 31, 2005 (in millions of constant Ch$ as of December 31, 2005, except for percentages)

Category	Commercial Loans	Consumer Loans	Residential Mortgage Loans	Total Loans	Percentage of Evaluated Loans

A	-	1,152,125	2,152,810	3,304,935	32.6%
A1	428,605	-	-	428,605	4.2%
A2	4,114,591	-	-	4,114,591	40.6%
A3	926,554	-	-	926,554	9.1%
B	650,615	146,474	121,022	918,111	9.1%
B-	-	45,662	26,836	72,498	0.7%
C	-	35,815	1,848	37,663	0.4%
C1	185,575	-	-	185,575	1.8%
C2	39,839	-	-	39,839	0.4%
C3	20,225	-	-	20,225	0.2%
C4	13,723	-	-	13,723	0.1%
D	-	24,886	-	24,886	0.3%
D1	23,697	-	-	23,697	0.2%
D2	33,371	-	-	33,371	0.3%
Total of evaluated loans	6,436,795	1,404,962	2,302,516	10,144,273	100.0%
Total loans	6,436,795	1,404,962	2,302,516	10,144,273
Percentage evaluated	100%	100%	100%	100%

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

     According to the regulations established by the Superintendency of Banks, we are required to write off commercial loans not later than 24 months after being classified as past due, if unsecured, and if secured, not later than 36 months after being classified as past due. When an installment of a past due commercial loan (either secured or unsecured) is written off, we must write off all installments which are overdue, notwithstanding our right to write off the entire amount of the loan. Once any amount of a loan is written off, each subsequent installment must be written off as it becomes overdue, notwithstanding our right to write off the entire amount of the loan. In the case of past due consumer loans, a similar practice applies, except that after the first installment becomes six months past due, we must write off the entire remaining part of the loan. We may write off any loan (commercial or consumer) before the first installment becomes overdue only in accordance with special procedures established by the Superintendency of Banks. In certain circumstances we must write off an overdue loan (commercial or consumer) sooner than the terms set forth above. Loans are written off against the loan loss reserve to the extent of any required allowances for such loans; the remainder of such loans is written off against income.

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

   Total Loans

      The following table sets forth as of December 31 of each of the last five years payment amounts that are:

	As of December 31,

	2001	2002	2003	2004	2005

	(in millions of constant Ch$ as of December 31, 2005)
Current	5,458,962	8,167,029	7,848,599	8,750,338	9,980,149
Overdue 1-29 days	20,024	45,736	39,580	30,432	37,556
Overdue 30-89 days	10,347	41,639	21,406	15,088	20,028
Overdue 90 days or more (“past due”)	73,170	178,866	180,623	135,813	106,540
Total loans	5,562,503	8,433,270	8,090,208	8,931,671	10,144,273
Overdue payments expressed as a percentage of
total loans	1.9%	3.2%	3.0%	2.0%	1.6%
Past due payments as a percentage of total loans	1.3%	2.1%	2.2%	1.4%	1.1%

We suspend the accrual of interest and readjustments on all overdue loans. The amount of interest that would have been recorded on overdue loans if they had been accruing interest was Ch$5,809 million, Ch$5,056 million and Ch$5,887 million for the years ended December 31, 2003, 2004 and 2005, respectively. Accrued interest and UF indexation adjustments from overdue loans are recognized only when, and to the extent, received.

      Loans included in the previous table which have been restructured and that bear no interest are as follows:

	As of December 31,

	2001	2002	2003	2004	2005

	(in millions of constant Ch$ as of December 31, 2005)
Ch$	7,360	9,222	14,941	19,005	1,524
Foreign currency	10	767	4,812	9,783	1,590
UF	6,806	3,390	3,072	4,472	7,459
Total	14,176	13,379	22,825	33,260	10,573

     The amount of interest that would have been recorded on these loans for the years ended December 31, 2003, 2004 and 2005 if these loans had been earning a market interest rate was Ch$2,428 million, Ch$3,038 million and Ch$401 million, respectively.

Loan Loss Allowances

     The following table sets forth our balance of loan loss allowances, the minimum allowances to be established by us in accordance with the regulations of the Superintendency of Banks and such total expressed as a percentage of total loans. Amounts for 2001, 2002 and 2003 are as determined under the regulations then in effect, and amounts for 2004 and 2005 are determined under the new rules.

	As of December 31,

	2001	2002	2003	2004	2005

	(in millions of constant Ch$ as of December 31, 2005, except for percentages)
Reserves based on the requirements of the
Superintendency of Banks	75,094	141,679	152,096	179,559	147,866
Reserves based on 0.75%	41,719	63,250	60,677	-	-
Individual and global loan loss allowances	89,927	166,152	178,260	179,559	147,866
Minimum reserves required	89,927	166,152	178,260	179,559	147,866
Voluntary reserves	14,341	13,575	379	-	-

Total loan loss allowances	104,268	179,727	178,639	179,559	147,866

Total loan allowances as a percentage of total loans	1.9%	2.1%	2.2%	2.0%	1.5%

Analysis of Substandard Loans and Amounts Past Due

     The following table analyzes our substandard loans (i.e., all of the loans included in categories B-, C and D) and past due loans and the allowances for loan losses existing at the dates indicated. Substandard loans in the old rating system included all loans rated B- or worse. In the new loan rating system, substandard loans include all consumer loans and mortgage loans rated B- or worse and all commercial loans rated C2 or worse. Therefore, the figure for substandard loans in 2004 and 2005 is not comparable to the figures in previous years.

	As of December 31,

	2001	2002	2003	2004	2005

	(in millions of constant Ch$ as of December 31, 2005, except for percentages)

Total loans	5,562,503	8,433,270	8,090,208	8,931,671	10,144,273
Substandard loans (1)	122,885	268,716	289,427	331,519	265,902
Substandard loans as a percentage of total loans	2.21%	3.19%	3.58%	3.71%	2.62%

Amounts past due(2)	73,170	178,866	180,623	135,813	106,540
To the extent secured(3)	21,242	67,391	61,773	44,314	43,737
To the extent unsecured	51,928	111,475	118,850	91,499	62,803

Amounts past due as a percentage of total loans	1.32%	2.12%	2.23%	1.52%	1.05%
To the extent secured(3)	0.38%	0.80%	0.76%	0.50%	0.43%
To the extent unsecured	0.93%	1.32%	1.47%	1.02%	0.62%

Reserves for loans losses as a percentage of:
Total loans	1.87%	2.13%	2.21%	2.01%	1.46%
Total loans excluding contingent loans	2.02%	2.31%	2.48%	2.24%	1.60%
Total amounts past due	142.50%	100.48%	98.90%	132.21%	138.79%
Total amounts past due-unsecured	200.80%	161.23%	150.31%	196.24%	235.44%

(1)	Substandard loans in the old rating system included all loans rated B- or worse. In the new loan rating system substandard loans include all consumer and mortgage loans rated B- or worse and for commercial loans all loans rated C2 or worse. Therefore, the 2005 and 2004 numbers are not entirely comparable to previous year.

(2)	Represents only the past due amounts. In accordance with Chilean regulations, past due loans that are 90 days or more overdue as to any payments of principal or interest.

(3)	Security generally consists of mortgages on real estate, pledges of marketable securities, letters of credit or cash.

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

	As of December 31,

	2001	2002	2003	2004	2005

	(in millions of constant Ch$ as of December 31, 2005, except for percentages)

Loan loss allowances at beginning of period	98,560	104,268	179,727	178,639	179,559
Increase in loan allowance due to the Merger	-	71,998	-	-	-
Release of allowances upon charge-offs (1)	(41,879)	(86,340)	(106,434)	(123,771)	(136,733)
Allowances established (2)	52,812	109,842	132,966	150,221	161,278
Allowances released(3)	(2,263)	(14,974)	(25,925)	(20,838)	(49,965)
Price-level restatement(4)	(2,962)	(5,067)	(1,695)	(4,692)	(6,273)

Loan loss allowances at end of period	104,268	179,727	178,639	179,559	147,866

Ratio of write-offs to total loans	0.8%	1.0%	1.3%	1.4%	1.3%
Loan loss allowances at end of period as a
percentage of total loans	1.9%	2.1%	2.2%	2.0%	1.5%

(1)	Reflects release of loan loss allowance equal to the entire amount of loans charged off, including any portion of such loans with respect to which no allowance had been established prior to the charge-off.

(2)	Includes, in addition to provisions made in respect of increased risk of loss during the period, provisions made to replace allowances released upon charge-off of loans. See Note (1) to this table.

(3)	Represents the amount of loan loss allowances released during the year as a consequence of reduction in the level of risk existing in the loan portfolio, including as a result of improvement in the credit risk classification of borrowers and the write-off of loans.

(4)	Reflects the effect of inflation on the allowances for loan losses at the beginning of each period, adjusted to constant pesos of December 31, 2005.

The following table shows charge-offs by Santander-Chile by type of loan:

	For the Year Ended December 31,

	2001	2002	2003	2004	2005

	(in millions of constant Ch$ as of December 31, 2005)
Consumer loans	14,857	38,792	60,642	84,903	66,729
Residential Mortgage loans	1,017	2,488	4,768	4,063	7,162
Commercial loans	26,006	45,060	41,024	34,805	62,842

Total	41,879	86,340	106,433	123,771	136,733

     The following table shows recoveries by Santander Chile by type of loan:

	For the Year Ended December 31,

	2001	2002	2003	2004	2005

	(in millions of constant Ch$ as of December 31, 2005)

Commercial recoveries	4,267	10,713	15,954	21,697	15,507
Consumer loans	5,432	14,774	18,578	25,773	28,266
Mortgage recoveries	414	1,386	1,472	2,246	2,328
Recoveries of loans reacquired from the Central Bank	2,401	70	16	-	-

Total	12,514	26,944	36,020	49,717	46,101

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

	As of December 31, 2001				As of December 31, 2002

	Allowance amount(1)	Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Allowance amount as a percentage of total allocated allowances(2)	Allowance amount(1)	Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Allowance amount as a percentage of total allocated allowances(2)

Commercial loans	70,589	1.6%	1.3%	78.9%	112,838	1.83%	1.34%	73.0%
Consumer loans	16,068	4.7%	0.2%	6.1%	39,405	5.11%	5.11%	9.2%
Residential mortgage loans	3,268	0.4%	0.1%	15.0%	10,278	0.68%	0.68%	17.9%
Total allocated allowances	89,926	1.6%	1.6%	100.0%	162,522	1.93%	1.93%	100.0%
Leasing	14,342	0.3%	0.3%		3,630	0.05%	0.04%	-
Voluntary allowances	-	-	-	-	13,576	0.15%	0.16%	-
Total allowances	104,268	1.9%	1.9%	-	179,727	2.13%	2.13%	-

	As of December 31, 2001				As of December 31, 2002

	Allowance amount(1)	Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Allowance amount as a percentage of total allocated allowances(2)	Allowance amount(1)	Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Allowance amount as a percentage of total allocated allowances(2)

Commercial loans	113,872	1.97%	1.41%	66.42%	106,901	1.80%	1.20%	62.73%
Consumer loans	46,632	5.56%	0.57%	27.21%	53,624	4.75%	0.60%	31.47%
Residential mortgage loans	10,928	0.74%	0.14%	6.37%	9,892	0.53%	0.11%	5.80%
Total allocated allowances	171,432	2.12%	2.12%	100.00%	170,417	1.91%	1.91%	100.00%
Leasing	6,828	0.08%	0.08%	-	9,142	0.10%	0.10%	-
Voluntary allowances	379	0.01%	0.01%		-	0.0%	0.00%
Total allowances	178,639	2.21%	2.21%		179,559	2.01%	2.01%

	As of December 31, 2005

	Allowance amount(1)	Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Allowance amount as a percentage of total allocated allowances(2)

Commercial loans	69,657	1.08%	0.69%	49.73%
Consumer loans	62,730	4.46%	0.62%	44.78%
Residential mortgage loans	7,685	0.33%	0.07%	5.49%
Total allocated allowances	140,072	1.38%	1.38%	100.00%
Leasing	7,794	0.08%	0.08%	-
Total non-allocated allowances	-	0.00%	0.00%	-
Total allowances	147,866	1.46%	1.46%	-

(1)	In millions of constant Chilean pesos as of December 31, 2005.

(2)	Based on our loan classification, as required by the Superintendency of Banks for the purpose of determining the loan loss allowance.

E. Research and Development, Patents and Licenses, etc.

     We do not currently conduct any significant research and development activities.

F. Trend Information

      As of the date of filing this Annual report, we are unaware of any trend, uncertainty, demands, commitments or events that would have a material effect on the company's net revenues, profitability, liquidity or capital resources that has not been discussed above or that would cause reported financial information to not necessarily be indicative of future operating results or financial conditions. On February 21, 2006 the Superintendency of Bank published our unaudited earnings and a condensed balance sheet on a stand alone basis for the month of January 2006. Our net income reached Ch$21,052 million, a 9.1% increase compared to January 2005.

G. Reconciliation of Non-GAAP Measures

Adjusted net interest income margin

	Year ended December 31,			% Change

	2003	2004	2005	2003/2004	2004/2005

Interest revenue	651,540	812,032	985,669	24.6%	21.4%
Interest expense	(330,119)	(326,743)	(439,790)	(1.0%)	34.6%

Net interest revenue	321,421	485,289	545,879	51.0%	12.5%
Foreign exchange transactions	161,363	7,915	2,684	(95.1%)	(66.1%)
Adjusted net interest income (1)	482,784	493,204	548,563	2.2%	11.2%
Average interest earning assets	10,768,109	10,917,862	11,585,272	1.4%	6.1%
Adjusted net interest margin (2)	4.5%	4.5%	4.7%

(1)	Adjusted net interest income is net interest revenue plus foreign exchange transactions.

(2)	Net interest margin including results of forward contracts. Pursuant to Chilean GAAP, Santander-Chile must include as net interest income the gain or loss in book value of dollar indexed interest earning assets and liabilities. Therefore, an appreciation of the peso, as was the case in 2003, 2004 and 2005 may result in a negative nominal or real rate earned or paid over these assets and liabilities, distorting net interest revenue and net interest margins. At the same time and pursuant to Chilean GAAP, the Bank must report the results of forward contracts, which hedge foreign currencies as foreign currency transactions in the income statement. Since the foreign currency gap is limited, the results from foreign exchange transactions are mainly the results of our hedging policies. The accounting asymmetry produced by incorporating the changes in book value of dollar indexed assets and liabilities as net interest revenue and the financial results of forward contracts as financial exchange transactions results in a presentation that is not reflective of our underlying business, especially during periods when the exchange rate is highly volatile and, therefore, for analysis purpose only, we add foreign exchange transactions to net interest revenue. The monthly information provided by the Superintendency of Banks on its website regarding bank results also adds to net interest income the results from foreign exchange transactions.

Fees from checking accounts and lines of credit

	Year ended December 31,			% Change	% Change

	2003	2004	2005	2003/2004	2004/2005

Checking accounts	35,462	32,539	33,179	(8.2%)	2.0%
Lines of credit	3,247	2,127	8,368	(34.5%)	293.4%

Checking accounts & lines of credit(1)	38,709	34,666	41,547	(10.4%)	19.8%

(1)	For presentation purposes only we have combined fees from checking accounts and lines of credits in the MDA. As these products are sold together we have combined the fee income generated by these products.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Directors

     We are managed by our board of directors, which, in accordance with our by-laws, consists of 11 directors and two alternates who are elected at annual ordinary shareholders’ meetings. The current members of the board of directors were elected by the shareholders in the ordinary shareholders’ meeting held on April 19, 2005. Members of the board of directors are elected for three-year terms. The term of each of the current board members expires on April of 2008. Cumulative voting is permitted for the election of directors. The board of directors may appoint replacements to fill any vacancies that occur during periods between elections. If any member of the board of directors resigns before his or her term has ended, and no other alternate director is available to take the position at the next annual ordinary shareholders’ meeting a new replacing member will be elected. In 2005 the Bank accepted the resignation of Gerardo Jofré and Fernando Cañas. Marco Colodro replaced Gerardo Jofre and Jesus Zabalza was appointed Alternate Director in replacement of Fernando Cañas, both elected in the Annual Shareholders’ Meeting held on April 19, 2005. In January 2006 Juan Colombo resigned and a replacement has not been named yet. Our executive officers are appointed by the board of directors and hold office at its discretion. Scheduled meetings of the board of directors are held monthly. Extraordinary meetings can be held when called in one of three ways: by the Chairman of the board of directors, by three directors with the consent of the Chairman of the board of directors or by six directors. None of the members of our Board of Directors has a service contract which entitles any Director to any benefits upon termination of employment with Santander-Chile.

     Our current directors are as follows:

Directors	Position	Committees	Term Expires

Mauricio Larraín Garcés	Chairman and Director	Asset and Liability Committee	April 2008
Executive Credit Committee
Marketing and
Communications Committee
Marcial Portela Alvarez	First Vice Chairman and	—	April 2008
Director
Benigno Rodríguez Rodríguez	Second Vice Chairman and	Audit Committee	April 2008
Director
Víctor Arbulú Crousillat	Director	Audit Committee	April 2008
Marco Colodro Hadjes	Director	—	April 2008
Lucía Santa Cruz Sutil	Director	—	April 2008
Juan Andrés Fontaine Talavera	Director	Asset and Liability Committee	April 2008
Roberto Méndez Torres	Director	Executive Credit Committee	April 2008
Marketing and
Communications Committee
Carlos Olivos Marchant	Director	Audit Committee	April 2008
Executive Credit Committee
Roberto Zahler Mayanz	Director	Asset and Liability Committee	April 2008
Raimundo Monge Zegers	Alternate Director	—	April 2008
Jesús Zabalza Lotina	Alternate Director	—	April 2008

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

     Benigno Rodríguez Rodríguez became a Director on March 19, 1996. He is a member of the Audit Committee. He served as Vice Chairman of the Board of Santiago from April 17, 2002 through the date the merger was consummated. Before that he served as Santiago’s Director of Management Information Systems. Currently, he is also President of Banco Santa Cruz in Bolivia, Altec Chile and of Teatinos Siglo XXI. He is a director of Santander Chile Holding S.A., Aurum S.A., Santander Holding Perú and Segovía XXI España Mr. Rodriguez holds a degree in Economics from the Universidad Complutense of Madrid.

     Víctor Arbulú Crousillat became a Director on May 6, 1999. He is a member of the Audit Committee. He is also director of Teatinos Siglo XXI and Aurum S.A. He was a Managing Director of JPMorgan, member of its European management committee and Chief Executive Officer for Spain and Portugal from 1988 until 1998. He has worked for JPMorgan for over 25 years in various positions in Europe, North America and South America. Mr. Arbulu also worked for the Inter-American Development Bank. Mr. Arbulu holds a degree in Engineering and a Masters of Business Administration.

     Marco Colodro Hadjes became a Director on April 19, 2005. Mr. Colodro is a member of the Executive Credit Committee. Mr. Colodro also serves as a Director of Telefónica Chile and a Director of Codelco. He is a former chairman of TVN (national television network) and vice chairman of Banco del Estado (state bank). He was also owner of Agencia de Valores Alfa S.A. Prior to that he was Foreign Trade Director at the Central Bank of Chile. Mr. Colodro holds a degree in Economics from Universidad de Chile, and a Ph.D. from University of Paris.

     Lucía Santa Cruz Sutil became a Director on August 19, 2003. Ms. Santa Cruz holds a degree in History and a Masters Degree in Philosophy from Oxford University. She has been a Director of the Political Economy Institute of Universidad Adolfo Ibañez since 2001. Ms. Santa Cruz is also a director of Universia Chile S.A. She is also on the Board of Compañía de Seguros Generales y de Vida La Chilena Consolidada and Fundación Minera Escondida. She is also on the Advisory Board of Nestle Chile and the Fundación Educacional Santa Teresa de Avila. She is also a member of the Self-Regulation Committee for Insurance Companies in Chile.

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

     Roberto Méndez Torres is a former member of the Board of Old Santander-Chile, to which he was appointed in 1996. He is a member of the Executive Credit Committee and the Marketing and Communication Committee. He is also Director of AFP Summa Bansander S.A. and Vice-Chairman of Universia S.A. He is a professor of Economics at Universidad Católica de Chile. Mr. Mendez also sits on the Consejo Consultor del Rector de la Universidad Católica de Chile. He has been Advisor to Grupo Santander Chile since 1989. Mr. Méndez is President and Director of Adimark Chile. He graduated with a degree in Business from Universidad Católica de Chile, and holds an MBA and a Ph.D. from the Graduate School of Business at Stanford University.

     Carlos Olivos Marchant became a Director on April 15, 1987. He is Chairman of the Audit Committee and a member of the Executive Credit Committee. He was Chairman of the Board of Santiago from May, 1999 until the date of the merger. He is also a director of Compañia Cervecerías Unidas S.A., Inversiones Rentas S.A. and Inversiones Tajamar Ltda. Prior to that, he was Vice Chairman of the board since March 31, 1998. He is a partner in the law firm Guerrero, Olivos, Novoa y Errazuriz. From 1981 to 1983, Mr. Olivos served as General Counsel of the Central Bank of Chile, and from 1984 to 1986 he served as Chairman of the board of directors of Banco Osorno. Mr. Olivos holds a law degree from the Universidad de Chile and a Masters of Jurisprudence from New York University School of Law.

     Roberto Zahler Mayanz became a Director on August 31, 1999. He is a member of the Asset and Liability Committee. Currently, he is President of Zahler & Co, a consulting firm. He is also director of Air Liquide-Chile and member of the CLAAF or the Latin American Committee for Financial Affairs. He was also President of the Board of Siemens Chile and the Advisory Board of Deutsche Bank Americas Bond Fund. He was also a visiting professor at the IMF's Research Department and a member of the Quota Formula Review Committee of the International Monetary Fund. Between 1991 and 1996 he was President of the Central Bank of Chile and Vice-President from 1989-1991. He also serves as a consultant for the World Bank, the IDB, the IMF and the International Bank of Settlements. Mr. Zahler has also provided technical assistance to various Central Banks and Finance Ministries in most countries of Latin America, Indonesia , Kosovo and Thailand. Mr. Zahler holds a degree in Business Administration from the Universidad de Chile and a Masters and a Ph.D. in Economics from the University of Chicago.

     Raimundo Monge Zegers. became an Alternate Director on April 29, 2003. He is Corporate Director of Strategic Planning for Grupo Santander-Chile and is CEO of Santander-Chile Holding S.A. and Teatinos Siglo XXI S.A. He is also President of Santander S.A. Sociedad Securitizadora and Santander Factoring S.A. He is a director of Santander Multimedios S.A., Soince S.A., AFP Bansander S.A. and Bansa Santander S.A. and an alternate director of Universia Chile S.A. Mr. Monge has a degree in business from the Universidad Católica de Chile and a MBA from the University of California, Los Angeles.

     Jesús Zabalza Lotina became a Director on April 19, 2005. He has worked for 22 years in the Spanish financial systems, and served as CEO in Banco Viscaya, Banco Hipotecario, Caja Postal and La Caixa. He as also served as director in several affiliate companies on La Caixa and Telefónica in Spain. He is Managing Director of America’s División of Santander Group for retail banking, and vice president of the Spanish Association of Finance Executives (AEEF). He also serves as Director of Banco Santander Bancorp in Puerto Rico. Mr. Zabalza holds a degree in Industrial Engineering from the University of Bilbao.

Senior Management

Our senior managers are as follows:

Senior Manager	Position	Date Appointed

Oscar von Chrismar	Chief Executive Officer	August 1, 2003
José Alberto García Matanza	Corporate Director of Credit Risk	January 1, 2005
David Turiel	Corporate Financial Controller	July 18, 2002
Ramón Sanchez	Corporate Director of Internal Audit	January 1, 2004
José Manuel Manzano	Corporate Director Human Resources	October 31, 2002
Andres Roccatagliata	Retail Banking	October 31, 2002
Fernando Massú	Global banking	October 6, 2005
Alejandro Cuevas	Banefe Consumer Division	July 18, 2002
Andrés Heusser	Middle-market Banking	October 1, 2004
Roberto Jara	Chief Accounting Officer	July 18, 2002
Juan Fernández	Administration and Operations	July 18, 2002
Gonzalo Romero	General Counsel	July 18, 2002

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

     José Alberto García Matanza became Director of the Risk Division in January 2005. Mr. García has served in various senior positions Banco Santander Central Hispano since 1990 in Spain, Colombia and Argentina. Mr. García holds a degree in Economics from the University of Cantabria, Spain.

     David Turiel is the Corporate Financial Controller of Santander Chile, which is in charge of the Accounting and Financial Control Departments. He has held this position since December 2001. Mr. Turiel is also a director of Aurum S.A. and Teatinos Siglo XXI. Previously, Mr. Turiel was Financial Controller of Banco Santander Brazil and Director of Market Risks and Manager of Auditing in Spain. Mr. Turiel has an Economics and Business degree from the Universidad Complutense of Madrid.

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

     Andrés Roccatagliata is our Retail Banking Manager. He is the former manager of Old Santander-Chile’s Retail Division, a position he held from 1999 until August 2002, when the merger with Santiago was consummated. Mr. Roccatagliata is also a director of Santander Santiago S.A. Administradora de Fondos Mutuos, Altavida Santander Seguros de Vida S.A. and Redbank S.A. Prior to that he served as Manager of Distribution of Old Santander-Chile in June 1997 and was responsible for the branch network of Old Santander-Chile. From 1993 to 1997, Mr. Roccatagliata was the Commercial Manager of Banefe. Before that, he was a Regional and Branch Manager from 1987 to 1990. Mr. Roccatagliata holds a degree in business from the Universidad de Santiago and an MBA from the Universidad Adolfo Ibáñez.

     Fernando Massú Taré is the Manager of Global Banking that includes wholesale banking and treasury services. He is the former manager of the Treasury and Finance Division of Old-Santander Chile, a position he held since May 1995. Mr. Massú is also a director of Santander Santiago S.A. Administradora de Fondos Mutuos and Sociedad Interbancaria de Depósito de Valores S.A. From September 1992 until May 1995 he was Treasurer at Banco de Comercio e Industria, a Portuguese affiliate of Banco Santander Central Hispano, S.A., and prior to that he was a Vice-President at Citibank, Chile. Mr. Massú, a graduate of Universidad Técnica Federico Santa María, holds a degree in Business Administration.

     Alejandro Cuevas became Manager of the Banefe Division of Santander-Chile in January 2000. Mr. Cuevas is also a director of Altavida Santander Seguros de Vida S.A. and Transbank S.A. Prior to that he was the Commercial Manager of Banefe between May 1997 and December 1999 and Marketing Manager of Banefe from March 1995 to May 1997. Mr. Cuevas has a Business degree from Universidad de Chile.

     Andrés Heusser is our Middle Banking Manager. He held the same position in the Old Santander-Chile since 1990, when he entered Santander Group. Mr. Heusser is also a director of Santiago Leasing S.A. and Santander Factoring S.A. Mr. Heusser holds a degree in business from the Universidad de Santiago and an MBA from the Universidad Adolfo Ibáñez.

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

     Juan Fernández is our manager of Administration and Operations. He is the former Manager of Administration and Cost Control of Old Santander-Chile, a position he held since April 1999 until August 2002, when the merger with Santiago was consummated. Mr. Fernández is also Director of Santander Chile Holding S.A., Santander S.A. Sociedad Securitizadora, Santander Factoring S.A., Altec S.A., Bansa Santander S.A., Multinegocios S.A. and Procura Digital Chile S.A. Previously Mr. Fernández served as Manager for Accounting and Administration of Old Santander-Chile since January 1993. Prior to that Mr. Fernández was at Banchile Agencia de Valores y Subsidiarias, and at JPMorgan in Santiago and Madrid.

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

B. Compensation

     For the year ended December 31, 2005, the aggregate amount of compensation paid by us to all of our directors was Ch$407 million including attendance fees and monthly stipends. For the year ended December 31, 2005, the aggregate amount of compensation paid by us to all of our executive officers and our management members was Ch$28,969 million (US$56 million). In our annual shareholder meeting held on April 19, 2005, a monthly stipend per director of UF 209 (US$7,306) was approved by shareholders. This amount will be increased by UF 26 per month (US$909) if a Board member is named to one or more committees of the Board. In addition, we paid certain directors professional service fees in an aggregate amount of Ch$399 million (US$0.8 million) in 2005 for the consulting services they rendered to us in the field of their expertise.

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

NYSE Listed Company Requirement	Santander Chile Corporate Governance Standard

Non-management directors must meet at regularly scheduled	Under Chilean law, a company’s executive officers may not
executive sessions without management.	serve as such company’s directors. As a result, our board
consists entirely of “non-management” directors, making
separate meetings unnecessary.
Shareholders must be given the opportunity to vote on all	Shareholders’ vote is not required for any equity-compensation
equity-compensation plans and material revisions thereto.	plans other than those for the directors. Our compensation policies currently do not provide for equity compensation, therefore do not trigger shareholders’ vote.
Listed companies must adopt and disclose corporate	We follow the corporate governance guidelines established
governance guidelines.	under Chilean laws, a summary of which is included in this
20-F.
Listed companies must adopt and disclose a code of business	We have a code of business ethics and conduct which must be
conduct and ethics for directors and employees, and promptly	signed by all employees and are included as exhibits to this
disclose any waivers of the code for directors or executive	20-F.
officers.

Summary of Corporate Governance Standards

     Santander-Chile has adopted diverse measures to promote good corporate governance. Among the measures adopted are:

  Board of Directors mainly composed of professionals not related to Banco Santander Central Hispano, our parent company.
  Active participation of Directors in main committees of the Bank.
  All personnel must subscribe to a code of ethics and good conduct. Those who interact directly with the capital markets must also subscribe to an additional code of conduct.

  Segregation of functions in order to assure adequate management of risks. Commercial areas separated from back office areas. Risk management independent of commercial areas. Main credit decisions taken in committees.
  Internal Auditing Area clearly independent from the Administration.
  The Bank also has an Internal Compliance Division that oversees the fulfillment of the Bank’s codes of conduct.

Santander-Chile has a commitment to transparency. This includes:

  Equal treatment for all shareholders. One share = one vote.
  Monthly publication of the Bank’s results by the Superintendency of Banks.
  Quarterly report of a detailed analysis of Bank results published by us at least 30 days after the close of each interim quarter and 40 days after close of the full year.
  Quarterly conference call open to the public.
  All information relevant to the public available immediately on the web page www.santandersantiago.cl.
  Ample and periodic coverage of Bank by international and local stock analysts.
  The Bank has five credit risk ratings by five independent rating agencies, local and international.

Audit Committee

Board member	Position in Committee

Carlos Olivos	Chairman
Benigno Rodríquez. R.	Vice Chairman
Víctor Arbulú.C.	Member

     The Audit Committee (Comité de Directores y Auditoría) is comprised of three members of the board of directors. The Chief Executive Officer, our General Counsel and the General Auditor can be invited to the meetings if necessary. This Committee’s primary responsibility is to support the board of directors in the continuous improvement of our system of internal controls, which includes reviewing the work of both the external auditors and the Internal Audit Department. The committee is also responsible for analyzing observations made by regulatory entities of the Chilean financial system about us and for recommending measures to be taken by our management in response. This committee also performs certain functions of a remuneration committee. The external auditors are recommended by this committee to our board of directors and appointed by our shareholders at the annual shareholders’ meeting.

Additionally this committee is responsible for:

  Presenting to the board of directors a list of candidates for the selection of an external auditor.
  Presenting to the board or directors a list of candidates for the selection of rating agencies.
  Overseeing and analyzing the results of the external audit and the internal reviews.
  Coordinating the activities of internal auditing with the external auditors’ review.
  Analyzing the interim and year-end financial statements and reporting the results to the board of directors.
  Analyzing the external auditors’ reports and their content, procedures and scope.
  Analyzing the rating agencies’ reports and their content, procedures and scope.
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
  Informing the board of directors of accounting changes and their effect.
  Examining the compensation plans of high level executives and managers

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

Executive Credit Committee

Board member	Position in Committee

Mauricio Larraín.	Chairman
Carlos Olivos.	Member
Roberto Méndez.	Member
Marco Colodro	Member

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

D. Employees

     As of December 31, 2005, on a consolidated basis we had 7,482 employees, 7,260 of whom were bank employees and 222 of whom were employees of our subsidiaries. With respect to the average number of employees for the Bank only, during each of the years ended December 31, 2003, 2004 and 2005 we had, on a combined basis, 7,883, 7,542 and 7,414 employees, respectively. We have traditionally enjoyed good relations with our employees and their unions. Of the total headcount, 3,077 or 41% were unionized. In 2003 we signed a new collective bargaining agreement with the Bank’s main unions. In the past, we have applied the terms of our collective bargaining agreements to unionized and non-unionized employees.

Employees	2005

Executives	535
Professionals	3,235
Administrative	3,712
Total	7,482

E. Share Ownership

     As of December 31, 2005, the following directors and executives held shares in Santander-Chile:

Director	Number of Shares

Mauricio Larraín G	160
Juan Andrés Fontaine T	561,954
José Manuel Manzano T	187,145
Juan Fernández F	35,536

    No director or executive officer owns more than 1% of the shares of Santander-Chile.

     Santander-Chile currently does not have any arrangements for involving employees in its capital and there is no systematic arrangement for grant of options or shares or securities to them.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

As of December 31, 2005 Santander-Chile’s largest shareholders were the following:

Shareholder	Number of Shares	Percentage

Teatinos Siglo XXI S.A.	78,108,391,607	41.45%
Santander Chile Holding	66,822,519,695	35.46
Grupo Empresarial Santander	13,626,663,708	7.23

     Banco Santander Central Hispano (the successor entity to Santander Spain after its merger with Banco Central Hispanoamericano, S.A. on April 17, 1999) is the controlling shareholder of Santander-Chile, which as of December 31, 2005 directly and indirectly owned or controlled 83.94% of Santander-Chile.

     Banco Santander Central Hispano controls Santander-Chile through its holdings in Teatinos Siglo XXI and Santander-Chile Holding, which are controlled subsidiaries, and through the indirect ownership of ADSs representing 7.23% of Santander-Chile’s outstanding capital stock. As of December 31, 2005, Banco Santander Central Hispano directly and indirectly owned or controlled 99.0% of Santander-Chile Holding. Banco Santander Central Hispano directly and indirectly owned or controlled 100% of Teatinos Siglo XXI S.A. Banco Santander Central Hispano also owned 7.23% of the Bank via ADRs acquired in the market by Grupo Empresarial Santander. This gave Banco Santander Central Hispano control over 84.14% of the shares of the Bank and actual participation when excluding minority shareholders of 83.94% at December 31, 2005. Banco Santander Central Hispano is in a position to cause the election of a majority of the members of Santander-Chile’s Board of Directors, to determine its dividend and other policies and to determine substantially all matters to be decided by a vote of shareholders. Santander Central Hispano holds ordinary shares to which no special voting rights are attached. Each share represents one vote and there are no shareholders with different voting rights.

     The number of outstanding shares of Santander-Chile (of which there is only one class, being ordinary shares) at December 31, 2005 was 188,446,126,794 shares, without par value. Santander-Chile’s shares are listed for trading in the Chilean Stock Exchanges and in the New York Stock Exchange in connection with the registration of ADRs. The market capitalization of Santander-Chile at the same date was Ch$4,070,436 million (US$7,916 million), representing 188,446,126,794 shares of common stock. At December 31, 2005, Santander-Chile had 14,318 holders registered in Chile, including the Bank of New York, as depositary (the “Depositary”) of Santander-Chile’s American Depositary Share Program. As of December 31, 2005, there were a total of 12 ADR holders on record. Since some of these ADRs are held by nominees, the number of record holders may not be representative of the number of beneficial holders.

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

     The Chilean Companies Law requires that our transactions with related parties be on a market basis or on similar terms to those customarily prevailing in the market. We are required to compare the terms of any such transaction to those prevailing in the market at the date the transaction is to be entered into. Directors of companies that violate this provision are liable for losses resulting from such violations.

     In addition, under the Chilean Companies Law, a company may not enter into a transaction in which one or more of its directors has a direct or indirect interest unless (i) such transaction has received the prior approval from the company's board of directors and (ii) the terms of such transaction are consistent with the terms of transactions of a similar type prevailing in the market. If it is not possible to reach such a judgment, the board may appoint two independent evaluators. The evaluators' final conclusions must be made available to shareholders and directors for a period of 20 business days, during which shareholders representing 5% or more of the issued voting shares may request the board to call a shareholders' meeting to resolve the matter, with the agreement of two thirds of the issued voting shares required for approval. For purposes of this regulation, the law considers that the amount of a proposed transaction is material if it exceeds (i) 1% of the company's net worth (provided that it also exceeds 2,000 UF) and (ii) in any case, 20,000 UF.

     All resolutions approving such transactions must be reported to the company's shareholders at the next annual shareholders' meeting. Violations of this provision does not affect the validity of the transaction, but may result in administrative, criminal or civil liabilities imposed on the interested directors and damages paid to the corporation, the shareholders and/or third parties who suffer losses as a result of such violation. We believe that we have complied with the applicable requirements under the Chilean Companies Law in all transactions with related parties. We will continue to comply with such requirements.

Loans granted to related parties

     Related party loans, all of which are current, are as follows:

	As of December 31,

	2004		2005

	Loans	Collateral Pledged	Loans	Collateral Pledged

	MCh$	MCh$	MCh$	MCh$
Operating companies	59,664	26,375	141,538	72,812
Investment companies (1)	156,474	73,429	293,473	65,990
Individuals (2)	16,087	14,841	20,236	18,886

Total	232,225	114,645	455,247	157,688

(1)	Includes companies whose purpose is to hold shares in other companies.

(2)	Includes debt obligations that are equal to or greater than UF 3,000, equivalent to US$103,532 December 31, 2005. Includes loans to certain executive officers. All of the loans to the executive officers were made in our ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectibility or present other unfavorable features.

Under the Chilean General Banking Law, Chilean banks are subject to certain lending limits, including the following:

(a)	a bank may not extend to any person or legal entity (or group of related entities), directly or indirectly, unsecured loans in an amount that exceeds 5.0% of the bank’s effective equity, or secured loans in an amount that exceeds 25.0% of its effective equity. In the case of foreign export trade finance, this 5.0% ceiling is raised to: 10.0% for unsecured financing, 30.0% for secured financing. This ceiling is raised to 15.0% for loans granted to finance public works under the concessions system contemplated in the Decree 93 with Force of Law 164 of 1991, of the Ministry of Public Works, provided that either the loan is secured on the concession, or the loan is granted as part of a loan syndication;

(b)	a bank may not grant loans bearing more favorable terms than those generally offered by banks in the same community to any entity (or group of related entities) that is directly or indirectly related to its owners or management;

(c)	a bank may not extend loans to another financial institution in an aggregate amount exceeding 30.0% of its effective equity;

(d)	a bank may not directly or indirectly grant a loan the purpose of which is to allow the borrower to acquire shares in the lending bank;

(e)	a bank may not lend, directly or indirectly, to a Director or any other person who has the power to act on behalf of the bank, or to certain related parties;

(f)	a bank may not grant loans to individuals or legal entities involved in the ownership or management of the bank, whether directly or indirectly (including holders of 1.0% or more of its shares), on more favorable terms than those generally offered to non-related parties. Loans may not be extended to senior executives and to companies in which such individuals have a participation of 5.0% or more of the equity or net earnings in such companies.The aggregate amount of loans to related parties may not exceed a bank’s effective equity; and

(g)	the maximum aggregate amount of loans that a bank may grant to its employees is 1.5% of its effective equity, and no individual employee may receive loans in excess of 10.0% of such 1.5% limit. These limitations do not apply to a single home mortgage loan for personal use per term of employment of each employee. We are not aware of any loans to any related parties exceeding the above lending limits.

Other transactions with related parties:

     During the years ended December 31, 2003, 2004 and 2005 the Bank had the following significant income (expenses) from services provided to (by) related parties:

	Year ended December 31,

	2003	2004	2005
Company	Income/(Expenses)	Income/(Expenses)	Income/(Expenses)

	MCh$	MCh$	MCh$
Redbanc S.A. (payment for administering ATM network)	(3,409)	(3,308)	(3,540)
Transbank S.A. (payments for administering credit card network	(5,410)	(4,671)	(5,860)
Sixtra Chile S.A. (Computer services)	(71)	(45)	(33)
Santander G.R.C. Ltda. (collection services)	283	553	(1,122)
Santander Chile Holding S.A. (rent)	125	85	142
Santander Factoring S.A. (rent)	60	54	50
Bansa Santander S.A. (rent and sale of repossessed assets)	807	(2,357)	1,121
AFP Bansander S.A (rent)	210	148	152
Altec S.A. (technology services)	(3,214)	(5,815)	(6,509)
Santander Investment Chile S.A. (rent)	-	88	88
Altavida Cia. De Seguro De Vida S.A. (collection of insurance policies)	3,497	6,815	11,752
Plaza El Trebol S A (rent)	(106)	(109)	(197)
Others	(346)	(427)	(507)
Total	(7,574)	(8,989)	(4,463)

C. Interests of Experts and Counsel

     Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Financial Information

     See Item 18.

Legal Proceedings

     On August 28, 1996, Banco Español de Crédito filed a complaint against Auca Forestal S.A. and O'Higgins Corredores de Bolsa Ltda. (Currently Santiago Corredores de Bolsa Ltda. ). The Santiago Court of Appeals reversed a finding of the trial court in favor of Banco Español de Credito and Banco Español de Credito has appealed that ruling to the Supreme Court, where the matter is currently pending. The Bank's management and its legal counsel believe that the resolution of this contingency is not likely to cause damages to the subsidiary and this contingency has been fully provisioned in an amount of Ch$180 million.

     Our subsidiary Santander S.A. Agente de Valores is involved in a pending suit with “Orsini con Orsini y Otros”, which is seeking damages in an amount of approximately US$500,000 from Santander S.A. Agente de Valores. On December 18, 2001 the courts ruled against our subsidiary. On November 4, 2005 the Appeals Court ruled in favor of Santander S.A. Agente de Valores, but this ruling has been appealed to the Supreme Court. This legal contingency has not been provisioned as the amount of the claim is estimated to be negligible.

     On August 26, 1992 a suit was filed by the Chilean Internal Revenue Service against the Bank and is still pending. The Appeals Court partially ruled in favor of Banco Santander Chile and substantially reduced the amount of the tax difference. In the opinion of our legal advisors, these claims are not likely to have, in the aggregate, a material adverse effect on our consolidated financial condition or results of operations and as of December 31, 2005 the Bank maintained a provision of Ch$519 million, which covers the totality of this claim.

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

	Santiago Stock Exchanges		NYSE

	Common Stock		ADS(2)

	High	Low	High	Low

	(Ch$ per share(1))		(U.S.$ per ADS)
Annual Price History
2001	15.40	10.60	24.20	19.06
2002	14.70	10.80	22.90	15.99
2003	15.30	12.65	24.65	17.05
2004	18.20	13.30	33.77	23.55
2005	22.75	17.11	45.86	30.40
Quarterly Price History
2004
1st Quarter	16.80	13.30	30.70	23.65
2nd Quarter	16.45	14.60	28.30	23.55
3rd Quarter	17.10	15.95	28.43	27.57
4th Quarter	18.20	17.55	33.77	26.73
2005
1st Quarter	19.60	17.55	35.25	30.71
2nd Quarter	19.20	17.11	34.50	30.40
3rd Quarter	22.30	17.79	43.87	32.10
4th Quarter	22.75	20.00	45.86	38.00
Monthly Price History
October 2005	22.50	20.00	44.40	38.00
November 2005	22.67	20.50	44.77	40.01
December 2005	22.75	21.00	45.86	43.20
January 2006	24.94	21.60	49.85	43.47
February 2006	25.09	23.50	49.60	47.25
March 2006	24.10	22.05	48.00	43.10

Sources: Santiago Stock Exchange Official Quotation Bulletin; NYSE.

(1)	Pesos per share reflect nominal price at trade date.
(2)	Price per ADS in U.S.$; one ADS represents 1,039 shares of common stock.

B. Plan of Distribution

     Not applicable

C. Nature of Trading Market

Nature of Trading Market

     Shares of our common stock are traded on the Chilean Stock Exchanges. Each ADS represents 1,039 shares of common stock. The ADRs have been issued pursuant to the Deposit Agreement, dated as of August 1, 2002, among Santander-Chile, the Depositary and all holders from time to time of ADRs. As of December 31, 2005, 30,991,810 ADSs were outstanding (equivalent to 32,200,490,734 shares of common stock or 17.1% of the total number of issued shares of common stock). This figure includes the 7.23% owned directly by Grupo Empresarial Santander. As of December 31, 2005

there were a total of 12 ADR holders on record. Since some of these ADRs are held by nominees, the number of record holders may not be representative of the number of beneficial holders.

D. Selling Shareholders

     Not Applicable.

E. Dilution

     Not Applicable.

F. Expenses of the Issue

      Not Applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

     Our issued share capital as of December 31, 2005, was Ch$746,037 million (US$1,451 million), divided into a single series of 188,446,126,794 shares of common stock without par value.

B. Memorandum and Articles of Association

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

     Shareholder rights in a Chilean bank that is also an open stock (public) corporation are governed by (1) the corporation's estatutos, which effectively serve the purpose of both the articles or certificate of incorporation and the by-laws of a company incorporated in the United States, (2) the General Banking Law and (3) to the extent not inconsistent with the latter, by the provisions of Chilean Companies Law applicable to open stock corporations, except for certain provisions which are expressly excluded. Article 137 of the Chilean Companies Law provides that all provisions of the Chilean Companies Law take precedence over any contrary provision in a corporation's estatutos. Both the Chilean Companies Law and our estatutos provide that legal actions by shareholders against us (or our officers or directors) to enforce their rights as shareholders or by one shareholder against another in their capacity as such are to be brought in Chile in arbitration proceedings, notwithstanding the plaintiff's right to submit the action to the ordinary courts of Chile.

     The Chilean securities markets are principally regulated by the Superintendency of Securities and Insurance under the Chilean Securities Market Law and the Chilean Companies Law. In the case of banks, compliance with these laws is supervised by the Superintendency of Banks. These two laws provide for disclosure requirements, restrictions on insider trading and price manipulation and protection of minority investors. The Chilean Securities Market Law sets forth requirements relating to public offerings, stock exchanges and brokers, and outlines disclosure requirements for companies that issue publicly offered securities. The Chilean Companies Law sets forth the rules and requirements for establishing open stock corporations while eliminating government supervision of closed (closely-held) corporations. Open stock (public) corporations are those with 500 or more shareholders, or companies in which 100 or more shareholders own at least 10.0% of the subscribed capital (excluding those whose individual holdings exceed 10.0%), and all other companies that are registered in the Securities Registry of the Superintendency of Securities and Insurance.

Board of Directors

     The Board of Directors is constituted by 11 regular members and 2 alternate members, appointed by the relevant General Shareholders Meeting. The directors may be either shareholders or non-shareholders of the Company.

      The directors shall remain in office for three years; may be reelected indefinitely and shall be renewed in its entirety at the end of each period. If for any reason, at the time scheduled for the General Shareholders Meeting where the newly appointments of directors are to be made were not held, the duties of those serving as such shall be extended until their replacements are designated in which case the Board of Director shall convene, at the shortest time possible, a Meeting in order to effect the appointments.

     The directors shall be entitled to compensation for the performance of their duties. The amount of their compensations shall be determined annually by the General Shareholders Meeting. The aforesaid is to be understood without prejudice to the payments that, in the form of wages, fees, travel accounts, expense accounts, dues as representatives of the Board of Directors or any other cash payments, payments in kind or royalties of any sort whatsoever, might have been assigned to certain directors for the performance or specific duties or tasks other than their functions as directors imposed upon them specifically by the General Shareholders Meeting. These special compensations shall be authorized or approved by the General Shareholders Meeting, and for that purpose, a detailed and separate entry shall be made in the Annual Report, which shall expressly indicate the complete name of each one of the directors receiving such compensations.

      Without prejudice to any other incapacity or incompatibility established by law, the following may not be elected to become a director: (a) Those persons who have been sentenced or are being tried for crimes which are punished with penalties, either as principal or as accessory, of temporary or permanent suspension or incapacity to hold public office; (b) Those persons have been declared bankrupt and have not been rehabilitated; (c) The members of both the House of Representatives and the Senate; (d) The directors or employees of any other financial institution; (e) The employees who are appointed by the President of the Republic or the employees or officers of the State, Public Services, Public Institutions, Semi - Public Institutions, Autonomous Entities, State Controlled Companies and, generally, all Public Services created by a law, as well as of enterprise, corporations or public or privates entities in which the State or this enterprises, corporations or centralized or decentralized institutions may have majority or made even capital contributions or, under the same conditions, be represented or participate, provided that the restriction established under this subparagraph (e) does not apply to those who hold positions in teaching activities; and (f) The Bank's employees, which shall not prevent a director from performing, under a transitory basis and for a term not to exceed ninety days, the position of General Manager. Chief executive officers may not be elected as directors.

     For purposes of the appointment of directors, each shareholder shall have the right to one vote per share for purposes of appointing a single person, or distribute such votes in such other form as he may deem convenient, and the persons obtaining the largest number of votes in the same and single process shall be awarded the appointments, until all the appointments to be made have been effected. The election of the regular and alternate board members shall be carried out separately. For purposes of the casting, of the vote, the Chairman and the Secretary, together with any other persons that may have been previously designated by the Meeting to sing the minutes thereof, shall issue a certificate giving evidence of the votes that in loud voice are being issued by the shareholders attending, following the order of the list of attendance being taken.

      Each shareholder shall be entitled, however, to cast his vote by means of a ballot signed by him, stating whether he sings for his own account or as a representative. Notwithstanding, in order to expedite the casting process, the Chairman of the Corporation or the Superintendency, as the case may be, shall be entitled to order that the vote be taken alternatively or indistinctly by voice vote or by means of ballots. At the time of polling, the Chairmen shall instruct that the votes are read out loud, in order for those attending to count for themselves the number of votes issued and to verify with the said annotation and the ballots the actual outcome of the selection.

      The Secretary shall make the addition of the votes and the Chairman shall proclaim elected those who have obtained the largest majorities, until all the appointments have been made. The Secretary shall place the documents evidencing the outcome of the scrutiny, duly signed by the persons charged with the duty of verifying the number of votes issued, together with the ballots delivered by the shareholders who did not vote in a loud voice, in an envelope which shall be closed and sealed with the corporate seal and shall remain deposited with the Bank for a least two years.

      Every appointment of directors, or any changes in the appointment of directors, shall be transcribed into a public deed before a notary public, published in a newspaper of Santiago and notified to the Superintendency of Banks and Financial Institutions, by means of the filing of a copy of the respective public deed. Likewise, the appointments of General Manager, Manager and Deputy Managers shall be communicated and transcribed into a public deed.

      The vacancies caused in case that a director ceases in the performance of this duties, whether by reason of incompatibility, limitation, legal incapacity or bankruptcy, impossibility, unauthorized, death, resignation or any other legal cause, shall be filled as follows: (a) The vacancies of regular members by the alternate members; and (b) The vacancies of an alternate position, caused by the application of letter (a) above, or in the case that a regular position could not be filled as provided for such letter (a) when both alternate members became regular, shall be filled by the Board of Directors on its first meeting after the vacancy, the board members appointed in that shall be in such position until the next General Shareholders Meeting which shall make the definitive appointment, such replacing director will remain on its position until the expiration of the term of the director that caused the vacancy.

      The alternate board members may replace temporarily the regular board members in case of their absence or temporal impossibility to attend, or in a definitive manner in case of vacancy. The alternate board members shall be always entitled to attend to the board meetings and to speak in them. They will be entitled to vote in such meetings only when a regular member does not attend thereto and such alternate member acts as replacement.

      During the first meeting following its appointment by the relevant General Shareholders Meeting, the Board of Directors shall elect in a separate vote from among its members, a Chairman, a 1st Vice Chairman and a 2nd Vice Chairman, after ceasing such persons, for any reason, in their offices. In the event of a tie, the appointment shall be decided by lottery.

      The Board of Directors shall meet in ordinary sessions at least once a month, held on the pre-set dates and time as determined by the same Board. Extraordinary meetings shall be held whenever called by the Chairman, whether at his own will or upon the request of three or more directors, subject in such case to the prior qualification of the Chairman to the effect that holding the meeting is justified, except if the request is made by the absolute majority of the directors in office, in which case the meeting shall be held without such prior qualification. The extraordinary meetings may only address those matters specifically included in the relevant agenda, except that, if the meeting is attended by all the directors in office, they may agree otherwise with the unanimous vote of all of them. Extraordinary meetings shall be called by means of a written instrument; signed by the Chairman or the Secretary or his alternate, and delivered to each one of the directors at least three days prior to the date set for the meeting.

      The quorum for the Board of Directors’ Meeting shall be 6 of its members. The resolutions shall be adopted by the affirmative vote of the absolute majority of the attending directors. In the event of a tie, the person acting as the Chairman of the meeting shall cast a deciding vote.

      The directors having an interest vested on a negotiation, act, contract or transaction that is not related to the bank business, either as principal or as representative of other person, shall communicate such fact to the other directors. The respective resolutions shall be approved by the Board, it shall be in accordance to the prevailing fair market conditions and the fact must be disclosed to the next General Shareholders Meeting.

      The discussions and resolutions of the Board of Directors shall be recorded in a special book of minutes maintained by the Secretary. The relevant minutes shall be signed by the directors attending the meeting and by the Secretary, or his alternate. If a director considers that such minutes are inaccurate or incomplete, he shall be entitled to record the respective objections, before actually signing it. The resolutions adopted may be carried out without being necessary to approve the minutes at a subsequent meeting. In the event of death, refusal or incapacity for any reason of any of the directors attending to sign the minutes, such circumstance shall be recorded at the end of the minutes stating the reason for the impediment.

      The directors shall be personally liable for all the acts they may effect in the performance of their duties. The director who may wish to disclaim his responsibility with respect to any act or resolution of the Board of Directors, shall cause to record his opposition in the minutes, of which shall the following General Shareholders Meeting be informed by the Chairman.

      The Board will represent the Bank in and out of courts and, for the performance of the Bank’s business, a circumstance that will not be necessary to prove before third parties, it will be empowered with all the authorities and powers of administration that the law or the By-laws do not set as exclusive of the General Shareholders Meeting, without being necessary to grant any special power of attorney, even for those acts that the law requires to do so. This provision is notwithstanding the judicial representation of the Bank that is part of the General Manager’s authorities. The Board may delegate part of its authorities to the General Manager, to the Managers, Deputy Managers or Attorneys of the Bank, a Director, a Commission of Directors, and for specifically determined purposes, in other persons.

Meetings and Voting Rights

     An ordinary annual meeting of shareholders is held within the first four months of each year. The ordinary annual meeting of shareholders is the corporate body that approves the annual financial statements and our annual report, approves all dividends in accordance with the dividend policy determined by our board of directors, elects the board of directors and approves any other matter which does not require an extraordinary shareholders’ meeting. The last ordinary annual meeting of our shareholders was held on April 19, 2005. Extraordinary meetings may be called by our board of directors when deemed appropriate, and ordinary or extraordinary meetings must be called by our board of directors when requested by shareholders representing at least 10.0% of the issued voting shares or by the Superintendency of Banks. Notice to convene the ordinary annual meeting or an extraordinary meeting is given by means of three notices which must be published in a newspaper of our corporate domicile (currently Santiago) or in the Official Gazette in a prescribed manner, and the first notice must be published not less than 15 days nor more than 20 days in advance of the scheduled meeting. Notice must also be mailed 15 days in advance to each shareholder and given to the Superintendency of Banks and the Santiago, Valparaiso and Electronic Stock Exchanges. Currently, we publish our official notices in the El Mercurio newspaper of Santiago.

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

  a change in corporate form, spin-off or merger;
  an amendment to our term of existence or early dissolution of the company;
  a change in corporate domicile;
  a decrease of corporate capital with the prior approval by the SBIF;
  the approval of capital contributions in kind and a valuation of the assets contributed;
  a modification of the powers exercisable through the shareholders’ meetings or limitations on the powers of our board of directors;
  the method of distributing corporate earnings;
  the transfer of 50.0% or more of the corporate assets, regardless of whether it includes liabilities, or the formation or amendment of any business plan that contemplates the transfer of 50.0% or more of the corporate assets;
  the granting of real or personal guarantees to secure third-party obligations exceeding 50% of the assets;
  the approval of material related-party transactions when requested by shareholders representing at least 5.0% of the issued and outstanding shares with right to vote; or
  the purchase of shares its own;
  the decision to distribute less than 30.0% of the net profits of any given year as dividends;
  the curing of irregularities of procedures contained in the corporate charter or a modification of the corporate by-laws.

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

     The Chilean Companies Law provides that whenever shareholders representing 10.0% or more of the issued voting shares so request, a Chilean company’s Annual Report must include, in addition to the materials provided by the board of directors to shareholders, such shareholders’ comments and proposals in relation to the company’s affairs. Similarly, the Chilean Companies Law provides that whenever the board of directors of an open stock corporation convenes an ordinary meeting of the shareholders and solicits proxies for that meeting, or distributes information supporting its decisions, or other similar material, it is obligated to include as an annex to its Annual Report any pertinent comments and proposals that may have been made by shareholders owning 10.0% or more of the company’s voting shares who have requested that such comments and proposals be so included.

Only shareholders registered as such with us on the fifth calendar day prior to the date of a meeting are entitled to attend and vote their shares. A shareholder may appoint another individual (who need not be a shareholder) as his proxy to attend and vote on his behalf. Every shareholder entitled to attend and vote at a shareholders’ meeting has one vote for every share subscribed. Each share represents one vote and there are no special classes of shares with different rights. Our bylaws do not include any condition that is more significant than required by law to change the right of shareholders.

Capitalization

     Under Chilean law, the shareholders of a company, acting at an extraordinary shareholders’ meeting, have the power to authorize an increase in such company’s capital. When an investor subscribes for issued shares, the shares are registered in such investor’s name, even if not paid for, and the investor is treated as a shareholder for all purposes except with regard to receipt of dividends and the distribution of capital; provided that the shareholders may, by amending the by-laws, also grant the right to receive dividends or distributions of capital. The investor becomes eligible to receive dividends and distributions of capital once it has paid for the shares (if it has paid for only a portion of such shares, it is entitled to reserve a corresponding pro-rata portion of the dividends declared and/or returns of capital with respect to such shares unless the company’s by-laws provide otherwise). If an investor does not pay for shares for which it has subscribed on or prior to the date agreed upon for payment, the company is entitled under Chilean law to auction the shares on the stock exchange and collect the difference, if any, between the subscription price and the auction proceeds. However, until such shares are sold at auction, the subscriber continues to exercise all the rights of a shareholder (except the right to receive dividends and return of capital). In the case of banks, authorized shares and issued shares which have not been paid for within the period fixed for their payment by the Superintendency of Banks are cancelled and are no longer available for issuance by the company.

     Article 22 of Chilean Companies Law states that the purchaser of shares of a company implicitly accepts its by-laws and any agreements adopted at shareholders’ meetings.

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

Dividend, Liquidation and Appraisal Rights

     Under the Chilean Companies Law, Chilean companies are generally required to distribute at least 30.0% of their annual earnings as dividends. However, under the General Banking Law, banks are permitted to distribute less than such minimum amount in any given year if holders of at least two-thirds of the bank’s common stock so determine.

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

     There is no sinking fund provision or liability to further capital calls by the Bank.

Ownership Restrictions

     Under Article 12 of the Chilean Securities Market Law and the regulations of the Superintendency of Securities and Insurance, shareholders of open stock corporations are required to report the following to the Superintendency of Securities and Insurance and the Chilean stock exchanges:

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

     Title XXV of the Chilean Securities Market Law on tender offers and the regulations of the Superintendency of Securities and Insurance provide that the following transactions shall be carried out through a tender offer:

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

     Article 200 of the Chilean Securities Market Law prohibits any shareholder that has taken control of a publicly traded company to acquire, for a period of 12 months from the date of the transaction that granted it control of the publicly traded company, a number of shares equal to or higher than 3.0% of the outstanding issued shares of the target without making a tender offer at a price per share not lower than the price paid at the time of taking control. Should the acquisition from the other shareholders of the company be made on a stock exchange and on a pro rata basis, the controlling shareholder may purchase a higher percentage of shares, if so permitted by the regulations of the stock exchange.

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

  a principal and its agents;
  spouses and relatives up to certain level of kindred;
  entities within the same business group; and
  an entity and its controller or any of its members.

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

  a company and its controller,
  all the companies with a common controller and the latter, all the entities that the Superintendency of Securities and Insurance declare to be part of the business group due to one or more of the following reasons:

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

     Article 36 of the General Banking Law states that as a matter of public policy, no person or company may acquire, directly or indirectly, more than 10.0% of the shares of a bank without the prior authorization of the Superintendency of Banks, which may not be unreasonably withheld. The prohibition would also apply to beneficial owners of ADSs. In the absence of such authorization, any person, or any group of persons acting in concert would not be permitted to exercise voting rights with respect to the shares or ADSs acquired. In determining whether or not to issue such an authorization, the Superintendency of Banks considers a number of factors enumerated in the General Banking Law, including the financial stability of the purchasing party.

Article 35 bis of the General Banking Law requires the prior authorization of the Superintendency of Banks for:

  the merger of two or more banks;
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

     Article 16 bis of the General Banking Law provides that the individuals or legal entities which, individually or with other people, directly control a bank and who individually own more than 10.0% of its shares shall send to the

Superintendency of Banks reliable information on their financial situation in the form and in the opportunity set forth in Resolution No 3,156 of the Superintendency of Banks.

Preemptive Rights and Increases of Share Capital

     The Chilean Companies Law provides that whenever a Chilean company issues new shares for cash, it must offer its existing shareholders the right to purchase a sufficient number of shares to maintain their existing ownership percentages in the company. Pursuant to this requirement, preemptive rights in connection with any future issue of shares will be offered by us to the depositary as the registered owner of the shares underlying the ADSs. However, the depositary will not be able to make such preemptive rights available to holders of ADSs unless a registration statement under the Securities Act is effective with respect to the underlying shares or an exemption from the registration requirements thereunder is available.

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

C. Material Contracts

     On June 30, 2000, we entered into a long-term contract with IBM for the operation of certain of our systems. On October 15, 2002, this contract was amended as a result of the merger. IBM provides us with information technology services and hardware infrastructure to run our core transactional systems. We signed a contract with IBM for such activities which expires in 2012, pursuant to which aggregate payments are expected to total US$54.4 million over the life of the contract, including taxes.

     In the fourth quarter of 2003, the Bank and Almacenes París, the third largest retailer in Chile , announced a strategic alliance to strengthen commercial synergies between both entities and offer exclusive benefits to their clients. This alliance was consummated in December 2004 when Santander-Chile transferred to Empresas París part of the financial assets and branch network of Santander-Chile's Santiago Express division, along with this division's personnel, which became Banco París. In addition, the Bank transferred Ch$118,300 million (US$230 million) in assets to Empresas París, generating a profit of Ch$22,614 million (US$44.0 million) recorded in non-operating income.

     In December 2003, we signed an agreement with Altec, Banco Santander Central Hispano's systems management company for Latin America , in order to outsource certain system management functions. This contract has a term of three years commencing on January 1, 2004. The main services Altec provides to us are development and maintenance of applications and systems technology and engineering. Pursuant to this contract, We pay Altec certain service fees comprising of fixed charges and variable charges. The current service rates effective July 1, 2004 include annual fixed charges in a total amount of UF29,463 and variable rates ranging from UF0.7 to UF2.2 per hour.

D. Exchange Controls

     The Central Bank is responsible for, among other things, monetary policies and exchange controls in Chile. Appropriate registration of a foreign investment in Chile grants the investor access to the Formal Exchange Market. See “Item 3A: Selected Financial Data—Exchange Rates.” Foreign investments can be registered with the Foreign Investment Committee under Decree Law No, 600 or can be registered with the Central Bank under the Central Bank Act. The Central Bank Act is an organic constitutional law requiring a “special majority” vote of the Chilean Congress to be amended. On April 18, 2001, the Central Bank of Chile eliminated all exchange controls and a new Compendium of Foreign Exchange Regulations was published and made effective April 19, 2001. In summary this signified:

1.	The elimination of the requirement to seek authorization before executing capital inflows related to foreign loans, investments, capital increases, bonds and ADRs.

2.	Elimination of the requirement to seek authorization before executing capital outflows related to returns of capital, dividends and other benefits stemming from capital investments, as well as foreign debt prepayments.

3.	Elimination of the requirement to seek authorization before executing capital inflows related to the repatriation of capital, profits and other benefits stemming from investments abroad made by resident investors.

4.	Elimination of the encaje, or one-year reserve requirement. Although the encaje has been reduced to 0%, the Central Bank still has the power to raise the rate. Pursuant to the Compendium of Foreign Exchange Regulations, foreign investors acquiring shares or securities in Chile after July 4, 1995 were required to maintain a mandatory reserve (encaje) for one year in the form of a U.S. dollar deposit with the Central Bank, in a non interest bearing account, in an amount equal to 30% of the amount of the proposed investment. On June 26, 1998, the encaje was reduced to 10%, and on September 17, 1998, it was reduced to 0%.

5.	The elimination of a minimum risk rating requirement for Chilean companies to place bonds abroad.

6.	The elimination of restrictions regarding the currency denomination of bond placements and loans.

7.	The elimination of the restrictions to place ADRs (up to now, Chilean companies could only place ADRs through capital increases).

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

Chilean Tax Considerations

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

     Chilean tax law provides for the tax rates applicable to foreign investors, the computation of taxable income for Chilean purposes and the manner in which Chilean tax may not be assessed retroactively against taxpayers who act in good faith relying on tax rulings, regulations and interpretations. However, Chilean tax authorities may change said rulings, regulations and interpretations prospectively. Currently, there is no income tax treaty in force between the United States and Chile.

     As used herein, the term “Foreign Holder” means (i) in the case of an individual, a person who is neither a resident of Chile (i.e., residing in Chile for more than six months in a calendar year or two consecutive calendar years) nor domiciled in Chile (i.e., residing in Chile with the actual or presumptive intent of staying in Chile); or (ii) in the case of a legal entity, a legal entity that is not organized under the laws of Chile, unless the shares of Santander-Chile's common stock or ADSs are assigned to a branch, agent, representative or permanent establishment of such entity in Chile.

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

(Withholding Tax rate) - (First Category Tax effective rate)
100 - (First Category Tax effective rate)

     The effective rate of Withholding Tax to be imposed on dividends paid by Santander-Chile will vary depending upon the amount of First Category Tax paid by Santander-Chile on the earnings underlying the dividends. The effective rate for dividends attributed to earnings generated during the fiscal year 2004 and onwards is generally 21.7%, based on the First Category Tax rate of 17%.

     Dividends distributions made in kind would be subject to the same Chilean tax rules as cash dividends. Stock dividends are not subject to Chilean taxation. The distributions of preemptive rights relating to shares of common stock will not be subject to Chilean taxation.

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

     Gain recognized on a sale or exchange of shares of common stock (as distinguished from sales or exchanges of ADSs representing such shares of common stock) by a foreign holder will be subject to both the first category tax and the Chilean withholding tax (the former being creditable against the latter) if (1) the foreign holder has held such shares of common stock for less than one year since exchanging ADSs for the shares of common stock, (2) the foreign holder acquired and disposed of the shares of common stock in the ordinary course of its business or as a regular trader of stock or (3) the sale is made to a company in which the foreign holder holds an interest. In all other cases, gain on the disposition of shares of common stock will be subject only to the first category tax levied as a sole tax.

     For income tax purposes, the capital gain is the difference between the sales price and the acquisition cost of the stock.

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

     In the case where the sale of the shares is made on a day that is different than the date on which the exchange is recorded, capital gains subject to taxation in Chile may be generated. Pursuant to Ruling No. 3708, issued by the Chilean Internal Revenue Service on October 1, 1999, Chilean issuers of ADSs which amend the deposit agreements to which they are parties to include a clause that states that, in the case that the exchanged shares are sold by the ADSs’ holders on a Chilean Stock Exchange, either on the same day in which the exchange is recorded in the shareholders’ registry of the issuer or within the two prior business days to such date, the acquisition price of such exchanged shares shall be deemed to be the price registered in the invoice issued by the stock broker that participated in the sale transaction. Consequently, because we have included this clause in the form of American depository receipts attached to the deposit agreement, capital gain that may be generated if the shares received in exchange for ADSs were sold within the two days prior to the date on which the exchange is recorded will not be subject to taxation. Sales of the stock which do not meet the conditions described in this paragraph will not benefit from the deemed acquisition price.

     The distribution and exercise of preemptive rights relating to the shares of common stock will not be subject to Chilean taxation. Cash amounts received in exchange for the shares or assignment of preemptive rights relating to the shares will be subject to both the first category tax and the Chilean withholding tax (the former being creditable against the latter to the extent described above).

     The sale and disposition of shares of Chilean public corporations which are significantly traded on stock exchanges, such as Santander-Chile, is exempt from Chilean taxes on capital gains if the sale or disposition was made:

  on a Chilean stock exchange or any other stock exchange authorized by the Superintendency of Securities and Insurance or in a tender offer process according to Title XXV of the Chilean Securities Market Law, so long as the shares were originally purchased in any of the following manners: (a) on a Chilean stock exchange; (b) in a tender offer process pursuant to Title XXV of the Chilean Securities Market Law; (c) in the placement of newly issued shares upon the incorporation of the issuer; (d) in the placement of newly issued shares, originated in a capital increase after the incorporation of the issuer; and (e) in the exchange of convertible bonds (in which case the option price is considered to be the price of the shares). In this case, gains exempted from Chilean taxes shall be calculated using the criteria set forth in the Chilean Income Tax Law; or
  within 90 days after the shares ceased to be significantly traded on stock exchange. In such case, gains in an amount up to the average price per share of the last 90 days will be exempted from Chilean taxes on capital gains. Any gains above the average price will be subject to the first category tax.

     Such exemption will not apply to shares received in exchange for ADSs.

     Article 18 bis of the Chilean Income Tax Law sets forth an exemption for the payment of income tax by foreign institutional investors, such as mutual funds, pension and other funds, that obtain capital gains in the sales through a Chilean stock exchange, a tender offer or any other system authorized by the Superintendency of Securities and Insurance, of shares of publicly traded corporations that are significantly traded in stock exchanges.

     For the purposes of this exemption, foreign institutional investors are those entities that meet the characteristics or conditions set forth in Artilce 18 bis of the Income Tax Law, or that fulfill the requirements of the Regulations issued for this purpose for each category of investors, with the prior report of the Superintendency of Securities and Insurance and from the Chilean Internal Revenue Service.

     For the same purpose, “Other Funds” are those that comply with the requirements of Article 18 bis of the Income Tax Law and that, at the same time, share the essential financial and equity characteristics of mutual funds and pension funds. In order to be entitled to the exemption, foreign institutional investors, during the time in which they operate in Chile , must:

  be organized abroad and not be domiciled in Chile (i.e. not organized in Chile and having no permanent establishment in Chile);
  not participate, directly or indirectly, in the control of the issuers of the securities in which it invests and not hold, directly or indirectly, 10.0% or more of such companies’ capital or profits;
  execute an agreement in writing with a Chilean bank or securities broker in which the intermediary is responsible for the execution of purchase and sale orders and for the verification, at the time of the respective remittance, that such remittances relate to capital gains that are exempt from income tax in Chile or, if they are subject to income tax, that the applicable withholdings have been made; and
  register in a special registry with the Chilean Internal Revenue Service.

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

U.S. Federal Income Tax Considerations

     The following is a discussion of material U.S. federal income tax consequences of purchasing, owning and disposing of shares or ADSs, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to acquire such securities. The discussion applies only if you hold shares or ADSs as capital assets for U.S. federal income tax purposes and it does not address special classes of holders, such as:

  certain financial institutions;
  insurance companies;
  dealers and traders in securities or foreign currencies;
  persons holding shares or ADSs as part of a hedge, straddle or conversion transaction;
  persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;
  partnerships or other entities classified as partnerships for U.S. federal income tax purposes;
  persons liable for the alternative minimum tax;
  tax-exempt organizations;
  persons holding shares or ADSs that own or are deemed to own ten percent or more of our voting stock; or
  persons who acquired our ADSs or shares pursuant to the exercise of any employee stock option or otherwise as compensation.

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

  a citizen or resident of the United States;
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

     The U.S. Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits for United States holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the analysis of the creditability of Chilean taxes and the availability of the reduced rate for dividends received by certain non-corporate holders, each described below, could be affected by future actions that may be taken by the parties to whom the ADSs are pre-released.

Taxation of Distributions

     Distributions paid on ADSs or shares, other than certain pro rata distributions of common shares, will be treated as dividends to the extent paid out of Santander-Chile’s current or accumulated earnings and profits (as determined under United States federal income tax principles). Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends received by certain noncorporate United States Holders of ADSs or shares in taxable years beginning before January 1, 2009, may be subject to U.S. federal income tax at a maximum rate of 15%. You should consult your own tax advisers regarding applicability of this maximum rate in your particular circumstances. The amount of the dividend will include any amounts withheld by us or our paying agent in respect of Chilean taxes at the effective rate as described above under “ – Chilean Taxation”. The amount of the dividend wil be treated as foreign source dividend income to you and will not be eligible for the dividends received deduction generally allowed to U.S. corporations under the Code.

     Dividends paid in Chilean pesos will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of your (or in the case of ADSs, the depositary’s) receipt of the dividend, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. You may have foreign currency gain or loss if the amount of such dividend is not converted into U.S. dollars on the date of its receipt.

     Subject to applicable limitations that may vary depending upon your circumstances and the discussion above regarding concerns expressed by the U.S. Treasury, Chilean taxes withheld from cash dividends on shares or ADSs at the effective rate described above under “–Chilean Taxation” will be creditable against your U.S. federal income tax liability. Instead of claiming a credit, you may, at your election, deduct such Chilean taxes in computing your taxable income, subject to generally applicable limitations under U.S. law. You should consult your own tax advisers to determine whether you are subject to any special rules that limit your ability to make effective use of foreign tax credits.

Sale and Other Disposition of Shares or ADSs

     For U.S. federal income tax purposes, gain or loss you realize on the sale or other disposition of shares or ADSs will be capital gain or loss, and will be long-term capital gain or loss if you held the shares or ADSs for more than one year. The amount of your gain or loss will be equal to the difference between your tax basis in the shares or ADSs disposed of and the amount realized on the disposition. Such gain or loss will generally be U.S. source gain or loss for foreign tax credit purposes. Consequently, you may not be able to utilize a credit for Chilean withholding taxes imposed on gain from shares or ADSs. You should consult your own tax advisers regarding the availability of foreign tax credits upon the sale or other disposition of your shares or ADSs.

Passive Foreign Investment Company Rules

     Based on proposed Treasury regulations, which are proposed to be effective for taxable years after December 31, 1994, we believe that we were not a “passive foreign investment company” (“PFIC”) for United States federal income tax purposes for the year ended December 31, 2005 and we do not anticipate becoming PFIC thereafter. However, since the regulations may not be finalized in their current form and PFIC status depends upon the composition of a company's income and assets and the market value of its assets (including, among others, less than 25 percent owned equity investments) from time to time, there can be no assurance that we will not be considered a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which you held an ADS or a share, certain adverse tax consequences could apply to you.

     If we are treated as a PFIC for any taxable year, gain recognized by you on a sale or other disposition of an ADS or share would generally be allocated ratably over your holding period for the ADS or share. The amounts allocated to the taxable year of the sale or other exchange and to any year before the Company became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the amount allocated to such taxable year. Further, any distribution in respect of ADSs or shares in excess of 125 percent of the average of the annual distributions on ADSs or shares received by you during the preceding three years or your holding period, whichever if shorter, would be subject to taxation as described above. Certain elections may be available (including a mark to market election) to you that may help mitigate these adverse tax consequences. In addition, if we were to be treated as a PFIC in a taxable year in which we pay a dividend or the prior taxable year, the 15% dividend rate discussed above with respect to dividends paid to non-corporate shareholders would not apply.

Information Reporting and Backup Withholding

     Payment of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and to backup withholding unless (i) you are a corporation or other exempt recipient or (ii), in the case of backup withholding, you provide a correct taxpayer identification number and certify that you are not subject to backup withholding.

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

  trading in financial instruments, which exposes us to interest rate and foreign exchange rate risk;
  engaging in banking activities, which subjects us to interest rate risk, since a change in interest rates affected gross interest income, gross interest expense and customer behavior;
  engaging in banking activities, which exposes us to inflation rate risk, since a change in expected inflation affects gross interest income, gross interest expense and customer behavior;
  trading in the local equity market, which subjects us to potential losses caused by fluctuations of the stock market; and
  investing in assets whose returns or accounts are denominated in currencies other than the Chilean peso, which subjects us to foreign exchange risk between the Chilean peso and such other currencies.

Market Risk Exposure Categories

Inflation

     Although Chilean inflation has moderated in recent years, Chile has experienced high levels of inflation in the past. High levels of inflation in Chile could adversely affect the Chilean economy and have an adverse effect on our business, financial condition and results of operations. In 2005, inflation reached 3.7% due to rising internal demand and higher international oil prices.

     UF-denominated Assets and Liabilities. The “Unidad de Fomento” (UF) is revalued in monthly cycles. On every day in the period beginning the tenth day of the current month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect each day a proportional amount of the prior calendar month’s change in the CPI. One UF was equal to Ch$16,920.00, Ch$17,317.05 and Ch$17,974.81 at December 31, 2003, 2004 and 2005, respectively. The effect of any changes in the nominal peso value of our UF-denominated assets and liabilities is reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest revenue and expense, respectively.

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

Interest Rates

     Interest rates earned and paid on Santander-Chile’s assets and liabilities reflect to a certain degree inflation and expectations regarding inflation as well as shifts in short-term rates related to the Central Bank’s monetary policies. The Central Bank manages short-term interest rates based on its objectives of balancing low inflation and economic growth. In 2005, the Central Bank tightened monetary policy in response to better consumption and investment growth figures accompanied by higher inflation and rising international rates. As of December 2005, the interbank reference rate set by the Central Bank was set at 4.50% compared to 2.25% as of December 31, 2004.

Foreign Exchange Fluctuations

     Changes in the value of the Chilean peso against the U.S. dollar could adversely affect the financial condition and results of operations of Santander-Chile. Santander-Chile had a policy of minimizing the effect of the fluctuation of the exchange rate on its results and balance sheet. The Chilean peso has been subject to large devaluation in the past, including a decrease of 14.7% in 2001 and 8.6% in 2002, and may be subject to significant fluctuations in the future. In 2003, the Chilean peso appreciated 15.9% against the dollar. In 2004 and 2005 the Chilean peso appreciated 6.6% and 8.1% against the U.S. dollar, respectively.

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

     The composition of our assets, liabilities and shareholders’ equity at December 31, 2005 by currency and term is as follows:

	December 31, 2005

			Foreign
	Ch$	UF	Currency	Total	Percentage

	(in millions of constant Ch$ as of December 31, 2005 except percentages)
Assets
Cash and due from banks	299,643	-	925,319	1,224,962	9.4%
Other assets:(1)
Less than one year	2,849,065	1,069,919	815,057	4,734,041	36.1%
From one to three years	853,043	1,079,112	150,299	2,082,454	15.9%
More than three years	470,581	3,905,707	200,985	4,577,273	34.9%
Bank premises and equipment and other	542,530	2,897	80,530	625,957	4.8%
Allowance for loan losses	(147,866)	-	-	(147,866)	(1.1%)
Total	4,866,996	6,057,635	2,172,190	13,096,821	100%
Percentage of total assets	37.2%	46.2%	16.6%	100.0%
Liabilities and Shareholders’ Equity
Non-interest bearing deposits	1,873,669	163,493	131,648	2,168,810	16.6%
Other liabilities:(1)
Less than one year	2,780,625	2,150,963	2,285,264	7,216,852	55.1%
From one to three years	84,852	908,843	212,118	1,205,813	9.2%
More than three years	7,732	880,618	535,164	1,423,514	10.9%
Shareholders’ equity	842,122	-	-	842,122	6.4%
2005 net income	239,710	-	-	239,710	1.8%
Total	5,828,710	4,103,917	3,164,194	13,096,821	100%
Percentage of total liabilities and shareholders’ equity	44.5%	31.3%	24.2%	100.0%

(1)	Other assets include our rights under foreign exchange contracts, and other liabilities include our obligations under foreign exchange contracts. For purposes of our financial statements, our rights and obligations under foreign exchange contracts are included on a net basis. Mortgage finance bonds issued by us are included as other liabilities and mortgage finance bonds held in our financial investment portfolio (issued by third parties) are included as other assets.

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

     The following table sets forth the repricing of our interest earning assets and interest bearing liabilities at December 31, 2005 and may not reflect interest rate gap positions at other times. In addition, variations in interest rate sensitivity may exist within the repricing periods presented due to the differing repricing dates within the period. Variations may also arise among the different currencies in which interest rate positions are held.

     As the following table reflects, we have a negative gap for most periods of one year or less as our main source of funding are short-term time deposits. The majority of assets and liabilities with a maturity of 90 days or less are denominated in nominal pesos. Ninety days or more is also the most common repricing period for UF-denominated time deposits. In the case of interest earning assets and interest-bearing liabilities denominated in UF, our exposure to changes in interest rates is reduced by the fact that a significant portion of the interest rate earned or paid on such assets or liabilities is indexed to reflect the daily effect of inflation, and as a result our gap position is limited to variations in the real interest rate among such assets and liabilities. Moreover, mortgage loans which have 8 to 20-year terms were generally financed through bonds issued for the same terms and in the same currency.

	As of December 31, 2005

	Up to 30 days	31-60 days	61-90 days	91-180 days	181-365 days	1-3 years	Over 3 years	Total

	(in millions of constant Ch$ as of December 31, 2005, except for percentages)
Interest-earning assets:
Interbank deposits	211,105	-	-	-	-	-	-	211,105
Financial investments	106,634	98,379	14,785	56,160	10,945	173,515	789,077	1,249,495
Loans	1,757,007	375,831	274,576	610,894	671,222	1,544,889	3,239,119	8,473,538
Mortgage loans	6,401	5,112	5,101	15,527	31,307	113,301	457,974	634,723
Contingent loans	142,258	123,238	55,106	114,708	152,310	250,748	91,104	929,472
Past due loans	106,540	-	-	-	-	-	-	106,540
Total interest-earning assets	2,329,945	602,560	349,568	797,289	865,784	2,082,453	4,577,274	11,604,873
Interest-bearing liabilities:
Deposits	1,983,455	726,115	523,654	1,212,170	539,550	842,367	79,400	5,906,711
Central Bank borrowings	170,145	1,203	327	3,238	4,948	-	-	179,861
Investment under agreements to
repurchase	48,751	175	853	-	-	-	-	49,779
Mortgage finance bonds	57,531	3,198	3,127	18,298	35,035	129,823	421,949	668,961
Other obligations	44,131	173,289	37,301	329,496	484,373	122,609	752,661	1,943,860
Total interest-bearing liabilities	2,304,013	903,980	565,262	1,563,202	1,063,906	1,094,799	1,254,010	8,749,172
Asset/liability gap	25,932	(301,420)	(215,694)	(765,913)	(198,122)	987,654	3,323,264	2,855,701
Cumulative gap	25,932	(275,488)	(491,182)	(1,257,095)	(1,455,217)	(467,563)	2,855,701

Exchange Rate Sensitivity

     The regulations of the Central Bank do not permit the difference, whether positive or negative, between a bank’s assets and liabilities denominated in foreign currencies (including assets and liabilities denominated in U.S. dollars but payable in pesos, as well as those denominated in pesos and adjusted by the variation of the U.S. dollars exchange rate) to exceed 20% of the bank’s paid-in capital and reserves; provided that if its assets are higher than its liabilities, it may exceed 20% in an amount equal to its allowances and reserves in foreign currency (excluding those that correspond to profits to be remitted abroad). Santander-Chile has set an absolute limit on the size of its net foreign currency trading position. As of December 31, 2005, this was equal to US$200 million. The average net position of the Bank’s consolidated foreign currency trading portfolio was a positive gap of US$75 million in 2005. The Bank also uses a sensitivity analysis to limit the potential loss in fluctuations of US interest rates on interest income and a VaR model to limit foreign currency risk (See Item 11 Market Risk). In the years ended December 31, 2003, 2004 and 2005, the gap between foreign currency denominated assets and foreign currency denominated liabilities, including forward contracts was Ch$62,430 million, Ch$(35,767) million and Ch$(6,269) million, respectively.

     In recent years, our results of operations have benefited from fluctuations in the exchange rate between the Chilean peso and the U.S. dollar in part due to our policy and Central Bank regulations relating to the control of material exchange rate mismatches. However, the rate of devaluation or appreciation of the peso against the U.S. dollar could also be expected to have the following principal effects:

     (i) If we maintain a net asset position in U.S. dollars and a devaluation of the peso against the dollar occurs, we would record a related gain, and if an appreciation of the peso occurs, we would record a related loss;

     (ii) If we maintain a net liability position in U.S. dollars and a devaluation of the peso against the dollar occurs, we would record a related loss, and if an appreciation of the peso occurs, we would record a related gain;

     (iii) If the inflation rate for a period exceeded the devaluation of the peso against the U.S. dollar during the same period, this would mean that in real terms the peso appreciated against the U.S. dollar. Therefore, we would record a related gain if we had a net asset position in UFs that exceeded a net liability position in U.S. dollars, and we would record a related loss if we had a net liability position in U.S. dollars that exceeded a net asset position in UFs; and

     (iv) If the inflation rate for a period were lower than the rate of devaluation of the peso against the U.S. dollar during the same period, this would mean that in real terms the peso depreciated against the U.S. dollar. Therefore, we would record a related gain if it maintained a net asset position in U.S. dollars and a net liability position in UFs and would record a related loss if it had a net liability position in U.S. dollars and a net asset position in UFs.

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

     The Central Bank requires that foreign exchange forward contracts be made only in U.S. dollars and other major foreign currencies. As noted above, substantially all of our forward contracts are made in U.S. dollars against the Chilean peso or the UF. We may enter into foreign currency forward contracts with companies organized and located outside of Chile, including foreign subsidiaries of Chilean companies. Management believes that as the market for forward contracts deepens, our client base in Chile as well as our relationship with Banco Santander Central Hispano will give us an advantage in positioning ourselves within this new market.

Statistical Tools for Measuring and Managing Risk

     We use a variety of mathematical and statistical models, including value at risk (VaR) models, volume limits and scenario simulations to measure, monitor, report and manage market risk. We follow the recently adopted local regulatory guidelines regarding market risk as well as guidelines established by our parent company. Below are a description of the different models we use to measure market risk and the results of these models.

New Chilean Regulations Regarding Market Risk

      In 2005 the Chilean Superintendency of Banks introduced new market risk limits and measures for Chilean banks. On an unconsolidated basis the Banks must separate its balance sheet in two separate categories: trading portfolio (Libro de Negociación) and unconsolidated non-trading, or permanent portfolio (Libro de Banca). The trading portfolio as defined by the Superintendency of Banks includes all instruments valued at market prices, free of any restrictions for their immediate sale and that are frequently bought and sold by the bank or are maintained with the intention of selling them in the short-term in order to profit from short-term price variations. The non-trading portfolio is defined as all instruments in the balance sheet not considered in the trading portfolio.

Statistical Tools for Measuring and Managing Risk: Regulatory Method

The Superintendency of Banks has defined various market risk measures and limits that must be disclosed by banks. Santander-Chile is required to calculate and disclose the following market risk measures and limits:

1) EMR limit. A bank’s regulatory capital must be greater or equal to the sum of the exposure to market risk multiplied by the minimum capital adequacy ratio defined in the General Banking Law. In other words:

RC – ((k * RWA) + EMR) ≥ 0

Where:

RC:	Regulatory capital as defined by the General Banking Law.
K:	Minimum capital adequacy ratio. If a bank is required to have a capital adequacy ratio above the minimum, as is the case for Santander-Chile, then the minimum capital adequacy ratio to be used could be increased up to10%.
RWA:	Consolidated risk weighted assets as defined by the General Banking Law.
EMR:	Exposure to market risk. The EMR as defined by the Superintendency of Banks is the sum of the interest rate risk of the trading portfolio and the total foreign currency risk of the unconsolidated balance sheet. The Superintendency of
Banks permits banks to define their own model to calculate EMR, which must be approved by the Superintendency of Banks and the Board of Directors. Santander-Chile’s EMR is equal to the total market risk of its unconsolidated trading portfolio. This includes interest rate risk, foreign currency risk and risks derived from options.

2) Limit on exposure to short term interest rate and inflation risk of the non-trading portfolio. Santander Santiago’s exposure to short term interest rate and inflation risk of the non-trading portfolio cannot exceed 20% of its unconsolidated net interest income plus fees sensitivity to interest rate volatility.

3) Limit on exposure to long-term interest rate risk of a banks non-trading portfolio. Santander Santiago’s exposure to long-term interest rate risk of the unconsolidated non-trading portfolio cannot exceed 25% of its regulatory capital.

4) Santander-Chile must also inform the following absolute risk levels:

Trading portfolio:
 Exposure to interest rate risk
Exposure to foreign currency risk
Market risk exposure of options

Non-trading portfolio:

Exposure to short-term interest rate risk
Exposure to inflation risk
Exposure to long-term interest rate risk

The following is a description of the models adopted by local regulators for measuring market risks.

Interest rate risk of trading portfolio: Regulatory method

The interest rate risk of the trading portfolio as defined by the Central Bank of Chile is equal to the sum of:

1)	The sensitivity analysis of the trading portfolio
2)	Vertical adjustment factor
3)	Horizontal adjustment factor

The sensitivity factor of the trading portfolio is calculated using the following formula:

Where:

A mt =	Trading Assets (pesos, inflation linked and foreign currency)
L mt =	Liabilities funding trading positions (pesos, inflation linked and foreign currency)
αmt =	Sensitivity factor to rise in interest rates
t =	Time period
M =	Currency (pesos, inflation linked and foreign currency)
Σ =	Summation
ïï =	Absolute value

The vertical adjustment factor is calculated in the following manner

Where:
A mt =	Trading Assets (pesos, inflation linked and foreign currency)
L mt =	Liabilities funding trading positions (pesos, inflation linked and foreign currency)
αmt =	Sensitivity factor to rise in interest rates
t =	Time period
M =	Currency (pesos, inflation linked and foreign currency)
β =	Vertical adjustment factor = 10%

     A horizontal adjustment must be made following the vertical adjustment. To determine the horizontal adjustment one must multiply the horizontal adjustment factor by the compensated net position for Zones 1, Zone 2, Zone 3, Zones 1 and 2, Zones 2 and 3 and Zones 1 through 3

	Horizontal adjustment =	λ * Adjusted net position
Compensated net position Zone 1,2 or 3		Min(Σ Adjusted net asset position; Σ absolute value of Adjusted net liability position in Zone )
Compensated net position Zones 1 and 2		Min(Σ Adjusted net asset position in Zones 1 and 2 , Σ absolute value of adjusted net liability position in Zones 1 and 2)
Min[Σ Adjusted net asset position in Zone 3 and Zone 2 (deducting adjusted net asset position that have been compensated with net liability positions in Zone 1) ,
Compensated net position Zones 2 and 3		Σ absolute value of adjusted net liability position in Zone 3 and Zone 2 (deducting adjusted net liability positions that have been compensated with net liability positions in Zone 1)]
Min[Σ Adjusted net asset position in Zone 3 and Zone 1 (deducting adjusted net asset position that have been compensated with net liability positions in Zone 2) ,
Compensated net position Zones 1 – 3		Σ absolute value of adjusted net liability position in Zone 3 and Zone 1 (deducting adjusted net liability positions that have been compensated with net liability positions in Zone 2)]

      The following table illustrates the value of the different factors used for calculating the interest rate risk of the trading portfolio.

					Table 1 Sensitivity Factors Non-Trading Portfolio

Zone	t	Period	Change in interest rate (bp)			Sensitivity factor ( αmt )			Vertical adjustment factor	Horizontal adjustment factor

			peso	UF	FX	Peso	UF	FX	(ß)	(λ)

Zone 1	1	Up to 30 days	125	350	125	0.0005	0.0014	0.0005	10%		40%		100%
	2	31 days to 3 mth	125	300	125	0.0019	0.0047	0.0020
	3	3 – 6 mths	125	250	125	0.0042	0.0088	0.0044		40%
	4	6 – 9 mths	125	200	125	0.0069	0.0116	0.0072
	5	9 mths – 1 year	125	175	125	0.0095	0.0140	0.0100

Zone 2	6	1-2 years	100	125	100	0.0124	0.0166	0.0133				40%
	7	2-3 years	100	100	100	0.0191	0.0211	0.0211		30%
	8	3-4 years	100	100	100	0.0248	0.0281	0.0281

Zone 3	9	4-5 years	75	75	75	0.0221	0.0258	0.0258		30%
	10	5-7 years	75	75	75	0.0263	0.0320	0.0320
	11	7-10 years	75	75	75	0.0307	0.0401	0.0401
	12	10-15 years	75	75	75	0.0332	0.0486	0.0486
	13	15-20 years	75	75	75	0.0317	0.0534	0.0534
	14	> 20 years	75	75	75	0.0278	0.0539	0.0539

     Below is an example of how the interest risk of the trading portfolio is calculated. This calculation must be done for each type of currency (peso, inflation indexed and foreign currency) .

Currency: pesos									Vertical adjustment

Zone	Time period		Asset	Liability	Sensitivity factor α	Adjusted assets	Adjusted liabilities	Adjusted Net position	Compensated net position	Adjustment factor β	Adjustment

1	1	0 - 1m	560,000,000	430,000,000	0.0005	280,000	215,000	65,000	215,000	10%	21,500
	2	1-3m	390,000,000	310,000,000	0.0019	741,000	589,000	152,000	589,000	10%	58,900
	3	3-6m	260,000,000	200,000,000	0.0042	1,092,000	840,000	252,000	840,000	10%	84,000
	4	6-9m	160,000,000	100,000,000	0.0069	1,104,000	690,000	414,000	690,000	10%	69,000
	5	9m - 1a	80,000,000	50,000,000	0.0095	760,000	475,000	285,000	475,000	10%	47,500

2	6	1 - 2a	75,000,000	20,000,000	0.0124	930,000	248,000	682,000	248,000	10%	24,800
	7	2-3a	15,000,000	20,000,000	0.0191	286,500	382,000	(95,500)	286,500	10%	28,650
	8	3-4a	25,000,000	1,000,000	0.0248	620,000	24,800	595,200	24,800	10%	2,480

3	9	4-5a	20,000,000	-	0.0221	442,000		442,000		10%
	10	5-7a	-	-	0.0263					10%
	11	7-10a	-	-	0.0307					10%
	12	10-15a	-	-	0.0332					10%
	13	15-20a	-	-	0.0317					10%
	14	> 20a	-	-	0.0278		-	-	-	10%	-

Exposure								2,791,700			336,830

Total interest rate risk peso trading portfolio			3,157,180

Horizontal adjustment

Independent Zones (1,2,3)			Zone 1 and 2			Zone 2 and 3			Zones 1 - 3

Compensated net position in Zone	Adjustment factor β	Adjustment	Compensated net position in Zone	Adjustment factor β	Adjustment	Compensated net position in Zone	Adjustment factor β	Adjustment	Compensated net position in Zone	Adjustment factor β	Adjustment

	0.4

				40.0%

95,500	0.3	28,650								100%

							0.4
	0.3	0

		28,650			-			-		-

Interest rate and inflation risk of non-trading portfolio: Regulatory method

     The short-term interest rate risk and inflation risk of the non-trading portfolio as defined by the Central Bank of Chile is equal to:

      The long-term interest rate risk of the non-trading portfolio is calculated according to the following formula:

Where:

Amt	=	Non-trading Assets (pesos, inflation linked and foreign currency)
Lmt	=	Non-Trading Liabilities (pesos, inflation linked and foreign currency)
μt	=	Sensitivity factor associated with interest rate movement scenario
NPur	=	Net position in inflation linked instruments, including those subject to price level restatement
τ	=	Factor that measures the sensitivity of to movements in the inflation index. This factor is equal to 2%
ΔΦ	=	Effect on fees from shifts on interest rate. Each bank must determine which fees are sensitive to shifts in interest rates and assumes a 200 basis points movement.
ρt	=	Sensitivity factor to rise in interest rates
t	=	Time period
M	=	Currency (pesos, inflation linked and foreign currency)
Σ	=	Summation
| |	=	Absolute value

     The following table illustrates the value of the different factors used for calculating the interest and inflation rate risks of the non-trading portfolio.

	Table 2 Sensitivity Factors Trading Portfolio

t	Period	Change in interest rate (bp)			Sensitivity factor long-term (ρt)			Sensitivity factor short-term

		peso	UF	FX	peso	UF	FX	(μt)

1	Up to 30 days	200	400	200	0.0008	0.0016	0.0008	0.0192
2	31 days to 3 mth	200	400	200	0.0030	0.0063	0.0031	0.0167
3	3 – 6 mths	200	400	200	0.0067	0.0140	0.0070	0.0125
4	6 – 9 mths	200	400	200	0.0110	0.0231	0.0116	0.0075
5	9 mths – 1 year	200	400	200	0.0152	0.0320	0.0160	0.0025

6	1-2 years	200	400	200	0.0248	0.0399	0.0266
7	2-3 years	200	400	200	0.0382	0.0422	0.0422
8	3-4 years	200	400	200	0.0496	0.0563	0.563

9	4-5 years	200	400	200	0.0591	0.0690	0.0690
10	5-7 years	200	400	200	0.0702	0.0856	0.0856
11	7-10 years	200	400	200	0.0823	0.1076	0.1076
12	10-15 years	200	400	200	0.0894	0.1309	0.1309
13	15-20 years	200	400	200	0.0860	0.1450	0.1450
14	> 20 years	200	400	200	0.0762	0.1480	0.1480

Foreign currency risk: local method

The foreign currency risk as defined by the Central Bank of Chile is equal to:

Where:

NAP	=	Net asset position
NLP	=	Net liability position
NPgold	=	Net position in gold
σi	=	Sensitivity factor
Max	=	Maximum value
Σ	=	Summation
| |	=	Absolute value

      The following table illustrates the value of the different factors used for calculating foreign currency risk.

Table 3 Sensitivity Factors Foreign Currency Risk

Currency Group	Description	Sensitivity factor ( σi )

i	All currencies of countries with a	8%
	AAA sovereign rating

j	All other currencies	35%

      Options risk: Regulatory method

      The exposure to market risk of options is calculated using sensitivity factors delta, gamma and vega.

      Delta

      Delta of a derivative security is the rate of change of its price relative to the price of the underlying asset. It is the first derivative of the curve that relates the price of the derivative to the price of the underlying security. When delta is large, the price of the derivative is sensitive to small changes in the price of the underlying security.

      Gamma

      Gamma of a derivative security is the rate of change of delta relative to the price of the underlying asset; i.e., the second derivative of the option price relative to the security price. When gamma is small, the change in delta is small. The Gamma impact is calculated using the following formula.

      Gamma impact = Gamma * (Variation of underlying security)^2 / 2

      When the underlying security for an interest rate options is a debt instrument then the variation of the value of the underlying security will be calculated using the sensitivity factors established in Tables 1 and 2 above. When the underlying security is an interest rate then the change in interest rates assumed will be those used in Table 1 and 2 above. Finally, for foreign exchange options, the variation of the underlying security will be calculated using the factors used in Table 3 above.

      Vega

      Vega is one of the factor sensitivities used to measure sensitivity to the implied volatilities of the underlying security. Vega is the rate of change in the price of a derivative security relative to the volatility of the underlying security. When vega is large the security is sensitive to small changes in volatility. In general, a long option position will benefit from rising implied volatilities and suffer from declining implied volatilities. Short option positions display opposite behavior. As defined by the Central Bank of Chile, the Vega Risk is the sum in absolute value of the vega impacts for each option a bank holds. These impacts will be calculated assuming a change of 25%in the volatility rate.

Assumptions and Limitations of Scenario Simulations/Sensitivity Analysis (Regulatory method)

      Our scenario simulation methodology should be interpreted in light of the limitations of our models, which include:

  The scenario simulation assumes that the volumes remain on balance sheet and that they are always renewed at maturity, omitting the fact that credit risk considerations and pre-payments may affect the maturity of certain positions.

  This model assumes set shifts in interest rates and sensitivity factors for different time periods and does not take into consideration any other scenario for each time period or other sensitivity factors.

  The model does not take into consideration the sensitivity of volumes to these shifts in interest rates.

  The model does not take into consideration our subsidiaries which are subject to market risks.

      Quantitative Disclosures about Market Risk: Regulatory Method

      The following table illustrates as of December 31, 2005 our market risk exposure according to the methodology described above. This report is sent to the Superintendency of Banks and is published on our website on a quarterly basis.

Regulatory Market Risk	For the period ended December 31, 2005 Ch$ million

Market risk of Trading portfolio
Interest rate risk of trading portfolio	80,423
Foreign currency risk of trading portfolio	2,984
Risk from interest rate options	23,753
Risk form foreign currency options	9,182
Total Market risk of trading portfolio	116,342
10% x Risk weighted assets	946,201
Sub-total	1,062,543
Limit = Regulatory Capital	1,209,635

Available margin	147,093

Non-trading portfolio market risk
Short-term interest rate risk	24,281
Inflation risk	22,172
Long-term interest rate risk	289,675

Total market risk non-trading portfolio	336,128

Regulatory limit of exposure to short-term interest rate and inflation risk
Short-term exposure to interest rate risk	24,281
Exposure to inflation risk	22,172
Limit: 20% of net interest income + fees sensitive to interest rates	89,929

Available margin	43,476

Regulatory limit of exposure to long-term interest rate risk
Long-term exposure to interest rate risk	289,675
Limit: 25% of regulatory capital	302,409

Available margin	12,734

Internal Regulations Regarding Market Risk

     Our relationship with Banco Santander Central Hispano has allowed us to take advantage of Banco Santander Central Hispano’s banking policies, procedures and standards, especially with respect to credit approval and risk management. Banco Santander Central Hispano has successfully used these policies and expertise in the Spanish and other banking markets, and our management believes that such policies and expertise have a beneficial effect upon our operations. Below is a qualitative and quantitative description of our market risks according to our internal guidelines. These guidelines were established previous to those required by local authorities and are still being used.

     The main difference between the regulatory and internal methods is that the internal measures divide the Bank's balance sheet into three categories and impose limits based on these categories. Our internal methods also takes into account Santander S.A. Agente de Valores. As a result the sensitivity analysis performed incorporates a broader range of instruments and portfolios. The internal method also incorporates a value at risk methodology for measuring the market risk of our consolidated trading positions.

Value at Risk: Consolidated Trading Portfolio (Cartera de Negociación)

The VaR model is mainly used to measure the market risk of our trading portfolio. The Finance Division manages trading activities following the guidelines set by the ALCO and Banco Santander Central Hispano’s Global Risk Department. The Market Risk and Control Department’s activities consist of (i) applying VaR techniques (as discussed above) to measure interest rate risk; (ii) marking to market our trading portfolios and measuring daily profit and loss from trading activities; (iii) comparing actual trading VaR and other limits against the established limits; (iv) establishing control procedures for losses in excess of such limits; and (v) providing information about trading activities to the ALCO, other members of senior management, the Finance Division and Banco Santander Central Hispano’s Global Risk Department.

     The Bank has a consolidated trading position comprised of fixed income trading, foreign currency trading and a minor equity trading position. The market risk of this trading portfolio is measured using a VaR technique. The composition of this portfolio mainly consisted of Central Bank bonds, mortgage bonds and low risk Chilean corporate bonds issued locally. There is also an equity portfolio that represents less than 5% of the total trading portfolio. Under Chilean GAAP, a bank must separate its unconsolidated financial investment portfolio between “trading” and “permanent” investment portfolios. Under Chilean GAAP, the unrealized holding gains (losses) related to investments classified as permanent have been included in equity. The size of the permanent portfolio is limited to an amount equal to such bank’s capital. Any amount above this must be considered as “trading”; the unrealized gains (losses) related to investments classified as “trading” are included in operating results. The ALCO, in order to be conservative, has limited even further the Finance Division’s actual trading portfolio. This portfolio is denominated “Cartera de Negociación”. The market risk of the portfolio defined as “trading” for accounting purposes is measured using the regulatory method.

VaR Model

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

     Santander-Chile uses VaR estimates to alert senior management whenever the statistically expected losses in its trading portfolio exceeds prudent levels. Limits on VaR are used to control exposure on the fixed-income trading portfolio, the net foreign currency trading position and the equity trading portfolio. Santander-Chile’s trading portfolio is mainly comprised of government bonds, mortgage finance bonds, mortgage finance bonds, the foreign currency trading position and a minor position in equities through Santander S.A. Agente de Valores. A daily VaR is calculated for the trading portfolio.

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

  The historical data we use in our VaR model may not provide the best estimate of the joint distribution of risk factor changes in the future, and any modifications in the data may be inadequate. In particular, the use of historical data may fail to capture the risk of possible extreme adverse market movements independent of the time range utilized. For example, the use of extended periods of historical data might erroneously lead to an important decrease in volatility especially after the Asian crisis. We typically use 520 historical observations of market data depending on circumstances, but also monitor other ranges of market data in order to be more conservative. However, reliable historical risk factor data may not be readily available for certain instruments in our portfolio.

  A one-day time horizon may not fully capture the market risk positions that cannot be liquidated or hedged within one day. It would not be possible to liquidate or hedge all positions in one day.

  At present, we compute VaR at the close of business and trading positions may change substantially during the course of the trading day.

      Quantitative Disclosures: Market Risk Consolidated Trading Portfolio (VaR )

     We did not exceed our daily VaR in 2005. For Santander-Chile’s trading portfolio, the average, high and low amounts of the VaR in 2005 were the following:

Trading Portfolio	Daily VaR in US$ million

High	9.2
Low	4.6
Average	6.6

Sensitivity Analysis: Consolidated Non-Trading Portfolios

      The Bank divides its consolidated non-trading portfolio into two categories: Financial Management (Gestión Financiera) and Directional Portfolio (Cartera Direccional). The Financial Management portfolio includes the majority of the Bank’s assets and liabilities that are not trading, including the loan portfolio. Investment and funding decisions are heavily influenced by commercial strategies. The Directional Portfolio is a smaller portfolio that is not considering trading, but is managed by the Treasury in order to maximize net interest income.

      We use a sensitivity analysis to measure the market risk of the various consolidated local and foreign currency non-trading portfolios. We perform a scenario simulation by calculating the potential loss over the entire balance from an increase (or decrease) of 100 basis points in the entire yield curve in terms of local rates. All local currency positions indexed to inflation are additionally adjusted for a sensitivity factor. The same scenario is performed for the net foreign currency position and U.S. dollar interest rates. We set limits as to the maximum loss these types of movements in interest rates can have over our capital and net financial income budgeted for the year. These limits are calculated according to the formulas discussed below.

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

                  Consolidated limit =Square root of a2 + b2 + 2ab

      a: limit in local currency.

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

  The limits to the loss of the budgeted financial income are calculated over an expected financial income for the year which may not be obtained, signifying that the actual percentage of financial income at risk could be higher than expected.

Quantitative Disclosure: Market Risk Non-Trading Portfolio (Sensitivity Analysis/Scenario Simulations)

     The Finance Division manages the risk management of the consolidated non-trading portfolios under guidelines approved by the ALCO and Banco Santander Central Hispano’s Global Risk Department. In carrying out its market risk management functions, the Finance Division manages interest rate risk that arises from any mismatches with respect to rates, maturities, repricing periods, notional amounts or other mismatches between our interest-earning assets and our interest-bearing liabilities.

     The Market Risk and Control Department: (i) applies scenario simulations (as discussed below) to measure the interest rate risk of the local currency activities and the potential loss as forecast by these simulations; and (ii) provides the ALCO, the Finance Division and Banco Santander Central Hispano’s Global Risk Department with risk/return reports.

      Financial Management Portfolio: Local currency

     The potential loss in the market value of our local currency Financial Management balance sheet resulting from a 100 basis point shift in the yield curve was set at approximately Ch$60,000 million of equity in 2004. In September of 2004 this limit was temporarily increased to Ch$80,000 million as the demand for longer term financing increased, especially mortgage lending. In 2005 this limit was set back to Ch$60,000 million. By December 2005 the Bank was above this internally set limit as the mortgage portfolio continued to increase at a rapid pace. Despite this, the Bank remained within the consolidated limit for this portfolio that is set by the ALCO. At the same time, the variation in net interest income caused by the 100 basis point shift of the local yield curve cannot be greater than Ch$20,000 million and Santander-Chile was within the limits established in 2005. This limit is internally set by the ALCO. The following table, which contemplates a 100 basis point shift in the relevant interest rate.

100 Basis Point Shift Ch$ million	Local Currency Financial Management Portfolio

	Financial Income	Capital and Reserves

Loss limit as of December 31, 2005	20,000	60,000
High	10,537	61,958
Low	115	36,592
Average 2005	2,642	51,389

      Financial Management Portfolio: Foreign currency

     For our net foreign currency position in the Financial Management portfolio, any loss caused by a 100 basis point shift in U.S. dollar interest rates cannot be greater than US$45 million of equity and US$30 million of budgeted net interest income. These limits are internally imposed limits set by the ALCO.

100 Basis Point Shift US$ million	Foreign Currency Financial Management Portfolio

	Financial Income	Capital and Reserves

Loss limit as of December 31, 2005	30.0	45.0
High 2005	14.1	30.0
Low 2005	0.0	1.4
Average 2005	3.7	20.2

      Financial Management Portfolio: Combined local and foreign currency

      We track a consolidated indicator to track the total interest risk of the local and foreign currency Financial Management portfolio. The consolidated loss limit for equity at risk was set at Ch$60,000 million for 2005. In December 2005 it was increased to Ch$66,000 million to accommodate for rapid loan growth and the calculated loss reached Ch$62,624 million. At the same time, the variation in net interest income caused by the 100 basis point shift of the local yield curve cannot be greater than Ch$30,000 million. This limit is internally set by the ALCO. The following table, which contemplates a 100 basis point shift in the relevant interest rate, indicates that Santander-Chile was within the limits established in 2005. These limits are an internally imposed limit set by the ALCO and Santander Central Hispano’s Global Risk Department

100 Basis Point Shift Ch$ million	Combined Financial Management Portfolio

	Financial Income	Capital and Reserves

Loss limit as of December 31, 2005	30,000	66,000
High 2005	12,059	62,624
Low 2005	599	39,866
Average 2005	3,764	52,969

      Directional Portfolio: Local currency

     The potential loss in the market value of our local currency Directional Portfolio resulting from a 100 basis point shift in the yield curve was set at approximately Ch$50,000 million of equity in 2005. This limit was not breached in 2005. At the same time, the variation in net interest income caused by the 100 basis point shift of the local yield curve cannot be greater than Ch$20,000 million. This limit is internally set by the ALCO. The following table, which contemplates a 100 basis point shift in the relevant interest rate, indicates that Santander-Chile was within the limits established in 2005.

100 Basis Point Shift Ch$ million	Local Currency Directional Portfolio

	Financial Income	Capital and Reserves

Loss limit as of December 31, 2005	20,000	50,000
High	6,653	32,976
Low	350	3,551
Average 2005	2,505	13,303

Directional Portfolio: Foreign currency

     For our net foreign currency position in the Directional Portfolio, any loss caused by a 100 basis point shift in U.S. dollar interest rates cannot be greater than US$45 million of equity and US$30 million of budgeted net interest income. These limits are internally imposed limits set by the ALCO.

100 Basis Point Shift US$ million	Foreign Currency Directional Portfolio

	Financial Income	Capital and Reserves

Loss limit as of December 31, 2005	30.0	45.0
High 2005	8.1	34.9
Low 2005	0.4	0.1
Average 2005	2.5	4.9

Directional Portfolio: Combined local and foreign currency

      We track a consolidated indicator to track the total interest risk of the local and foreign currency Financial Management portfolio. The consolidated loss limit for equity at risk was set at Ch$50,000 million for 2005 and was not breached in this period. At the same time, the variation in net interest income caused by the 100 basis point shift of the local yield curve cannot be greater than Ch$30,000 million and was not breached in the year. This limit is internally set by the ALCO. The following table, which contemplates a 100 basis point shift in the relevant interest rate. These limits are an internally imposed limit set by the ALCO and Santander Central Hispano’s Global Risk Department

100 Basis Point Shift Ch$ million	Combined Directional Portfolio

	Financial Income	Capital and Reserves

Loss limit as of December 31, 2005	30,000	50,000
High 2005	7,237	33,263
Low 2005	1,401	3,842
Average 2005	3,093	14,106

Volume Limits

     We have also developed Volume Limits which place a cap on the actual size of the different portfolios being controlled.

     Fixed Income: Volume-Equivalent. This system is considered to be an additional limit to the size of our consolidated fixed-income trading portfolio. This measure seeks to homogenize the different instruments in our fixed income trading portfolio and convert the portfolio into a single instrument of known duration. Santander-Chile limits the size of this volume-equivalent portfolio. The equivalent instrument is assumed to have a duration of one year. The equivalent volume is calculated by the Market Risk and Control Department and limits are set by the ALCO with respect to size of the volume-equivalent portfolio.

     Net Foreign Currency Trading Position: Maximum Net Position. We also set an absolute limit to the size of Santander-Chile’s consolidated net foreign currency trading position. As of December 31, 2005, this was equal to US$200 million. The average foreign currency trading position in 2005 was a positive gap of US$75 million. The limit to the size of the net foreign currency position is determined by the ALCO and is calculated and monitored by the Market Risk and Control Department.

Liquidity Management

     The Central Bank also requires us to comply with the following liquidity limits:

  The sum of the liabilities with a maturity of less than 30 days cannot exceed the sum of the assets with maturity of 30 days by more than an amount greater than one times our capital. This limit must be calculated in local currency and foreign currencies together as one gap.

As of December 31, 2005 ours was as follows:

30 day liquidity limit	Limit used

As of December 31, 2005	52%
  The sum of the liabilities with a maturity of less than of less than 90 days cannot exceed the sum of the assets with a maturity of less than 90 days by more than 2 times a bank’s capital. This limit must be calculated in local currency and foreign currencies together as one gap.
90 day liquidity limit	Limit used

As of December 31, 2005	79%

      We have also set internal liquidity limits. The Market Risk Control Department measures two other liquidity indicators:

1. Net accumulated liquidity ratio (NALR):

Local Currency NALR
Σ ((Assets with maturity up to 30 days) – (Liabilities with maturity up to 30 days))	>= Ch$ 0
Σ (Liabilities with maturity up to 30 days)

NALR (Total)	NALR Ch$ million

At December 31, 2005	193
Average 2005	29.2

2. Liquidity coefficient (LC):

      Liquid assets (at liquidation value) / (Total liabilities - capital + contingent) >= 2%

LC	Local currency	Foreign currency

At December 31, 2005	4.4%	29.3%
Average 2005	4.9%	22.5%

Other Subsidiaries

     For VaR measurements and scenario simulations, our consolidated trading and consolidated non-trading portfolios do not consolidate the asset-liability structure of the following subsidiaries:

  Santiago Leasing S.A.
  Santiago Corredores de Bolsa Ltda.
  Santander Santiago S.A. Administradora General de Fondos
  Santander Santiago S.A. Sociedad Securitizadora
  Santander Santiago Corredora de Seguros Santander Ltda.

      The balance sheets of these subsidiaries are mainly comprised of non-sensitive assets and liabilities, fixed assets and capital and in total only represent 6.5% of our total consolidated assets.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

      Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

      Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

      Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

     As of December 31, 2005, the Bank, under the supervision and with the participation of the Bank management, including the Chief Executive Officer and the Chief Financial Officer, performed an evaluation of the effectiveness of the Bank’s disclosure controls and procedures. The Bank’s management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives. Based on this evaluation, the Bank’s Chief Executive Officer and Chief Financial Officer concluded that the Bank’s disclosure controls and procedures are effective at the reasonable assurance level for gathering, analyzing and disclosing the information the Bank is required to disclose in the reports it files under the Securities Exchange Act of 1934, within the time periods specified in the SEC’s rules and forms.

      There has been no change in the Bank's internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, the Bank's internal control over financial reporting. We have committed, and will continue to commit, considerable resources to our efforts to improve and strengthen our internal controls. In particular the following is worth noting:

  We are continuing our efforts to be able to comply on a timely basis with the requirements of Section 404 of the Sarbanes-Oxley Act. All departments concerned within our organization are continuing their documentation and have begun, and in some cases, completed testing activities.
  We have developed and adopted additional uniform control standards that are applicable to all of our continuing operations and that cover a variety of topics.
  Our management assessment of internal controls is projected to be completed by June 30, 2007 with audit procedures commencing thereon.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

     Our board of directors has determined that two of the members of our Audit Committee, Benigno Rodríguez Rodríguez and Víctor Arbulú Crousillat, meet the requirements of an “audit committee financial expert” in accordance with SEC rules and regulations, in that they have an understanding of Chilean GAAP, the ability to assess the general application of Chilean GAAP in connection with the accounting for estimates, accruals and reserves, experience analyzing and evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by our consolidated financial statements, an understanding of internal controls over financial reporting, and an understanding of audit committee functions. All three members of our Audit Committee have experience overseeing and assessing the performance of Santander-Chile and its consolidated subsidiaries and our external auditors with respect to the preparation, auditing and evaluation of our consolidated financial statements.

     All three members of our Audit Committee are considered to be independent according to applicable NYSE criteria and all three members are relying on the exemption provided by Rule 10A-3(b)(1)(iv)(B), which allows an otherwise independent director to serve on both the audit committee of the issuer and the board of directors of an affiliate.

ITEM 16B. CODE OF ETHICS

     The Bank has adopted a code of ethics that is applicable to all of the Bank’s employees and a copy is included as an exhibit hereto. We will provide to any person without charge, upon request, a copy of our code of ethics. Please email rmorenoh@santandersantiago.cl to request a copy.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

      Amounts paid to the auditors for statutory audit and other services were as follows:

	2004 MCh$	2005 MCh$

Audit Services
- Statutory audit	554	788
- Audit-related regulatory reporting	-	-

Tax Fees
- Compliance Services	-	-
- Advisory Services	-	-

All Other Services	-	-

Total	554	788

     Statutory audit: Consists of fees billed for professional services rendered in connection with the audit of our consolidated financial statements that are provided by Deloitte in 2005 and PricewaterhouseCoopers in 2004 in connection with statutory and regulatory filings or engagements, and attest services.

     Audit-related regulatory reporting: Consists of fees billed for assurance and related services that were specifically related to the performance of the audit and review of our filings under the 1933 Act.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

      In 2005, neither Santander-Chile nor any of its affiliates purchased any of Santander-Chile’s equity securities.

PART III

17. FINANCIAL STATEMENTS

      We have responded to Item 18 in lieu of this item.

ITEM 18. FINANCIAL STATEMENTS

      Reference is made to Item 19 for a list of all financial statements filed as a part of this Annual Report.

ITEM 19. EXHIBITS
(a) Index to Financial Statements
Page

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets at December 31, 2004 and 2005	F-4
Consolidated Statements of Income for each of the three years ended
December 31, 2005	F-6
Consolidated Statements of Cash Flows for each of the three years ended
December 31, 2005	F-7
Consolidated Statements of Shareholders’ Equity for each of the three years
ended December 31, 2005	F-8
Notes to the Consolidated Financial Statements	F-9

(b) Index to Exhibits:

Exhibit
Number	Description

1A.1	Restated Articles of Incorporation of Santander-Chile (Spanish Version) (incorporated by reference to our Registration Statement on Form F-4 (Registration No. 333-100975) filed with the Commission on December 12, 2002).

1A.2	Restated Articles of Incorporation of Santander-Chile (English Version) (incorporated by reference to our Registration Statement on Form F-4(Registration No. 333-100975) filed with the Commission on December 12, 2002).

1B.1	Amended and Restated By-Laws (estatutos) of Santander-Chile (Spanish Version) (incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2004 (File No. 1-4554) filed with the Commission on June 30, 2005).

1B.2	Amended and Restated By-Laws (estatutos) of Santander-Chile (English Version) (incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2004 (File No. 1-4554) filed with the Commission on June 30, 2005).

2A.1	Form of Amended and Restated Deposit Agreement, dated August 1, 2002, among Banco Santander-Chile (formerly known as Banco Santiago), the Bank of New York (as depositary) and Holders of American Depositary Receipts (incorporated by reference to our Registration Statement on Form F-6 (Registration No. 333-97303) filed with the Commission on July 26, 2002).

2A.2	Form of Foreign Investment Contract among Banco Santiago, JPMorgan Chase Bank and the Central Bank of Chile relating to the foreign exchange treatment of an investment in ADSs (accompanied by an English translation) (Incorporated by reference to our Registration Statement on Form F-1 (Registration No. 333-7676) filed with the Commission on October 23, 1997).

2A.3	Copy of the Central Bank Chapter XXVI Regulations Related to the Acquisition of Shares in Chilean Corporations and the Issuance of Instrument on Foreign Stock Exchanges or under Other Terms and Conditions of Issue (accompanied by an English translation) (incorporated by reference to Old Santander-Chile’s Annual Report for the fiscal year ended December 31, 1996 (File No. 1-13448) filed with the Commission on June 30, 1997).

2B.1	Agreement for the Issuance of Bonds dated November 26, 1996 between Old Santander-Chile and Banco Security (accompanied by an English translation) (incorporated by reference to Old Santander-Chile’s Annual Report for the fiscal year ended December 31, 1996 (File No. 1-13448) filed with the Commission on June 30, 1997).

2B.2	Indenture dated December 9, 2004 between Santander-Chile and Deutsche Bank Trust Company Americas, as trustee, providing for issuance of securities in series (filed herewith).

2B.3	Indenture dated March 16, 2001, as amended on May 30, 2003, October 22, 2004, May 3, 2005, and September 20, 2005 between Santander-Chile and Banco de Chile, as trustee, relating to issuance of UF14 million senior notes (copy to be furnished upon request).

4A.1	Automatic Teller Machines Participation Agreement dated October 1, 1988 between Banco Espanol-Chile (predecessor to Old Santander-Chile) and REDBANC (accompanied by an English translation) (incorporated by reference to Old Santander-Chile’s Annual Report for the fiscal year ended December 31, 1996 (File No. 1-13448) filed with the Commission on June 30, 1997).

4A.2	Outsourcing agreement between Banco Santiago and IBM de Chile S.A.C. dated June 30, 2000 (including English summary) (incorporated by reference to Banco Santiago’s Annual Report on Form 20-F for the fiscal year ended December 31, 2000 (File No. 1-4554) filed with the Commission on December 31, 2000).

4A.3	Systems and Technology Service and Consulting Agreement between Santander-Chile and Altec dated December 30, 2003 (English translation) (incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003 (File No. 1-14554) filed with the Commission on December 31, 2004).

4A.4	Purchase-Sale Contract between Santander-Chile and Empresas Almacenes París dated December 6, 2004 (English translation) (filed herewith).

7.1	Statement explaining Calculation of Ratios (incorporated by reference to Old Santander-Chile’s Annual Report on Form 20-F for the fiscal year ended December 31, 2000 (File No. 1-13448) filed with the Commission on June 28, 2001).

8.1	List of Subsidiaries (incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2004 (File No. 1-4554) filed with the Commission on June 30, 2005).

11.1	Code of Conduct for Executive Personnel of Banco Santander-Chile and Subsidiaries (incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2004 (File No. 1-4554) filed with the Commission on June 30, 2005).

11.2	Code of Conduct for all Grupo Santander Personnel (incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2004 (File No. 1-4554) filed with the Commission on June 30, 2005).
.
12.1	Section 302 Certification by the Chief Executive Officer.

12.2	Section 302 Certification by the Chief Financial Officer.

13.1	Section 906 Certification.

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

Date: April 12, 2006.

BANCO SANTANDER CHILE

CONSOLIDATED FINANCIAL STATEMENTS

CONTENTS

Page
Report of independent registered public accounting firm	F-2
Audited consolidated financial statements:
Consolidated balance sheets at December 31, 2004 and 2005	F-4
Consolidated statements of income for each of the three years in the period
ended December 31, 2005	F-6
Consolidated statements of cash flows for each of the three years in the period
ended December 31, 2005	F-7
Consolidated statements of shareholders’ equity
for each of the three years in the period ended December 31, 2005	F-8
Notes to the consolidated financial statements	F-9

Ch$	- Chilean pesos
MCh$	- Millions of Chilean pesos
US$	- United States dollars
ThUS$	- Thousands of United States dollars
UF	- A UF is a daily-indexed, peso-denominated monetary unit. The UF rate is set daily in advance based on the previous month’s inflation rate.

Deloitte & Touche
Sociedad de Auditores y Consultores Ltda.
RUT: 80.276.200-3
Av. Providencia 1760
Pisos 6, 7, 8 y 9
Providencia, Santiago
Chile
Fono: (56-2) 270-3000
Fax: (56-2) 374 9177
e-mail: deloittechile@deloitte.com
www.deloitte.cl

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
  Banco Santander Santiago

We have audited the accompanying consolidated balance sheets of Banco Santander Santiago and its subsidiaries (collectively referred to as “Banco Santander Chile” or the “Bank”) as of December 31, 2005, and the related consolidated statements of income, cash flows and changes in shareholders’ equity for the year ended December 31, 2005, all expressed in millions of constant Chilean pesos. These financial statements (including the related Notes) are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of Banco Santander Chile for the years ended December 31, 2003 and 2004 were audited by other auditors whose report, dated June 28, 2005 (except for the restatement to constant Chilean pesos of December 31, 2005, for which the date is February 23, 2006) expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Bank is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Bank’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Bank at December 31, 2005 and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in Chile and the rules of the Superintendencia de Bancos e Instituciones Financieras.

Certain reclassifications have been made to the financial statements previously filed with the Superintendencia de Bancos e Instituciones Financieras solely for the convenience of readers outside Chile.

Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of shereholders’ equity as of December 31, 2005, and the determination of net income for the year ended December 31, 2005, to the extent summarized in Note 27 to the consolidated financial statements.

Our audit also comprehended the translation of Chilean Peso amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1. r. Such U.S. dollar amounts are presented solely for the convenience of readers in the United States of America.

/s/ Deloitte

Santiago, Chile
February 28, 2006

Una firma miembro de
Deloitte Touche Tohmatsu

PricewaterhouseCoopers RUT: 81.513.400 -1 Santiago de Chile Av. Andrés Bello 2711 Torre Costanera -Pisos 3, 4 y 5 Las Condes Teléfono [56](2) 9400000

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Banco Santander Chile

We have audited the accompanying consolidated balance sheet of Banco Santander Chile (formerly Banco Santiago) and its subsidiaries (the “Bank”) as of December 31, 2004 and the related consolidated statements of income, of cash flows and of shareholders’ equity for each of the two years ended December 31, 2004, all expressed in millions of constant Chilean pesos. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Banco Santander Chile (formerly Banco Santiago) and its subsidiaries as of December 31, 2004 and the results of their operations and their cash flows for each of the two years ended December 31, 2004, in conformity with accounting principles generally accepted in Chile and the rules of the regulatory agencies referred to in Note 1.

Accounting principles generally accepted in Chile vary in certain important respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 27 to the consolidated financial statements.

/s/ PricewaterhouseCoopers

Santiago, Chile
June 28, 2005, except for the restatement to
constant Chilean pesos of December 31, 2005,
for which the date is February 23, 2006.

BANCO SANTANDER CHILE

CONSOLIDATED BALANCE SHEETS

Adjusted for general price-level changes and expressed
in millions of constant Chilean pesos (MCh$) as of
December 31, 2005 and thousands of US dollars (ThUS$)

	At December 31,

	2004	2005	2005

	MCh$	MCh$	ThUS$
ASSETS			(Note 1 r)
CASH AND DUE FROM BANKS (Note 3)
Non - interest bearing	797,469	1,013,857	1,971,679
Interbank deposits-interest bearing	185,107	211,105	410,542

Total cash and due from banks	982,576	1,224,962	2,382,221
INVESTMENTS (Note 4)
Government securities	972,661	460,181	894,928
Investments under agreements to resell	24,516	23,120	44,962
Other financial investments	470,961	674,976	1,312,647
Investment collateral under agreements to repurchase	593,366	91,218	177,394

Total investments	2,061,504	1,249,495	2,429,931

LOANS, NET (Note 5)
Commercial loans	3,266,027	3,655,101	7,108,187
Consumer loans	1,119,006	1,392,012	2,707,089
Mortgage loans	954,370	634,723	1,234,365
Foreign trade loans	512,429	511,756	995,228
Interbank loans	135,725	194,652	378,546
Leasing contracts (Note 6)	520,401	663,862	1,291,033
Other outstanding loans	1,385,583	2,056,155	3,998,668
Past due loans	135,813	106,540	207,192
Contingent loans	902,317	929,472	1,807,573
Allowance for loan losses (Note 7)	(179,559)	(147,866)	(287,560)

Total loans, net	8,752,112	9,996,407	19,440,321

OTHER ASSETS
Bank premises and equipment, net (Note 8)	221,611	221,375	430,515
Assets received in lieu of payment	32,097	17,948	34,904
Assets to be leased	19,135	32,015	62,261
Investments in other companies (Note 9)	5,068	6,696	13,021
Other (Note 10)	433,378	347,923	676,617

Total other assets	711,289	625,957	1,217,318
TOTAL ASSETS	12,507,481	13,096,821	25,469,791

The accompanying Notes are an integral part of these consolidated financial statements.

BANCO SANTANDER CHILE

CONSOLIDATED BALANCE SHEETS

Adjusted for general price-level changes and expressed
in millions of constant Chilean pesos (MCh$) as of
December 31, 2005 and thousands of US dollars (ThUS$)

	At December 31,

	2004	2005	2005
	MCh$	MCh$	ThUS$
LIABILITIES AND SHAREHOLDERS' EQUITY			(Note 1 r)
DEPOSITS
Non-interest bearing
Current accounts	1,335,113	1,455,924	2,831,380
Bankers' drafts and other deposits	1,027,091	712,886	1,386,371

Total non-interest bearing	2,362,204	2,168,810	4,217,751
Interest bearing
Savings accounts and other deposits	4,629,313	5,906,711	11,486,963

Total deposits	6,991,517	8,075,521	15,704,714
OTHER INTEREST BEARING LIABILITIES (Note 11)
Chilean Central Bank borrowings
Credit lines for renegotiations of loans	9,662	6,655	12,943
Other Central Bank borrowings	340,959	173,206	336,839

Total Chilean Central Bank borrowings	350,621	179,861	349,782
Investments under agreements to repurchase	448,464	49,779	96,807
Mortgage finance bonds	993,146	668,961	1,300,949
Other borrowings
Bonds	370,565	415,243	807,536
Subordinated bonds	549,876	385,751	750,182
Borrowings from domestic financial institutions	29,778	2,528	4,917
Foreign borrowings	495,572	1,098,246	2,135,793
Other obligations	41,221	42,092	81,858

Total other borrowings	1,487,012	1,943,860	3,780,286
Total other interest bearing liabilities	3,279,243	2,842,461	5,527,824

OTHER LIABILITIES
Contingent liabilities (Note 10)	904,058	931,318	1,811,163
Other (Note 10)	262,235	164,225	319,372

Total other liabilities	1,166,293	1,095,543	2,130,535

CONTINGENCIES AND COMMITMENTS (Note 21)
MINORITY INTEREST	1,325	1,464	2,846

Total liabilities	11,438,378	12,014,989	23,365,919
SHAREHOLDERS' EQUITY (Note 14)
Capital and reserves	863,112	842,122	1,637,701
Income for the year	205,991	239,710	466,171

Total shareholders' equity	1,069,103	1,081,832	2,103,872

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	12,507,481	13,096,821	25,469,791

The accompanying Notes are an integral part of these consolidated financial statements.

BANCO SANTANDER CHILE

CONSOLIDATED STATEMENTS OF INCOME

Expressed in millions of constant Chilean pesos (MCh$) as of
December 31, 2005 and thousands of US dollars (ThUS$)

	Year ended December 31,

	2003	2004	2005	2005
	MCh$	MCh$	MCh$	ThUS$
				(Note 1 r)
INTEREST REVENUE AND EXPENSE
Interest revenue	651,540	812,032	985,669	1,916,860
Interest expense	(330,119)	(326,743)	(439,790)	(855,273)

Net interest revenue	321,421	485,289	545,879	1,061,587

PROVISIONS FOR LOAN LOSSES (Note 7)	(71,592)	(83,677)	(63,532)	(123,554)

FEES AND INCOME FROM SERVICES (Note 16)
Fees and other services income	145,491	153,720	169,786	330,188
Other and other services expenses	(26,729)	(27,707)	(31,420)	(61,103)

Total fees income and expenses from services, net	118,762	126,013	138,366	269,085

OTHER OPERATING INCOME
Gains from trading activities	113,210	115,074	89,906	174,843
Losses from trading activities	(84,057)	(77,131)	(81,502)	(158,499)
Foreign exchange transactions, net	161,363	7,915	2,684	5,220
Other operating income	8,435	11,276	4,752	9,241
Other operating expenses	(29,578)	(36,578)	(28,354)	(55,141)

Total other operating income (loss), net	169,373	20,556	(12,514)	(24,336)

OTHER INCOME AND EXPENSES
Non-operating income (Note 17)	20,948	34,836	20,869	40,585
Non-operating expenses (Note 17)	(20,418)	(39,408)	(42,882)	(83,395)
Income attributable to investments in other companies (Note 9)	1,772	556	678	1,319
Minority interest	(170)	(190)	(133)	(258)

Total other income and (expenses), net	2,132	(4,206)	(21,468)	(41,749)

OPERATING EXPENSES
Personnel salaries and expenses	(133,973)	(137,824)	(139,220)	(270,745)
Administrative and other expenses	(89,128)	(100,038)	(100,585)	(195,611)
Depreciation and amortization	(42,648)	(40,127)	(39,248)	(76,327)

Total operating expenses	(265,749)	(277,989)	(279,053)	(542,683)

NET LOSS FROM PRICE-LEVEL RESTATEMENT (Note 23)	(8,179)	(12,417)	(18,140)	(35,277)

INCOME BEFORE INCOME TAXES	266,168	253,569	289,538	563,073
Income taxes (Note 20)	(46,382)	(47,578)	(49,828)	(96,902)

NET INCOME FOR THE YEAR	219,786	205,991	239,710	466,171

The accompanying Notes are an integral part of these consolidated financial statements.

BANCO SANTANDER CHILE
CONSOLIDATED STATEMENTS OF CASH FLOWS

Expressed in millions of constant Chilean pesos (MCh$) as of
December 31, 2005 and thousands of US dollars (ThUS$)

	Year ended December 31,

	2003	2004	2005	2005
	MCh$	MCh$	MCh$	ThUS$
				(Note 1r)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the year	219,786	205,991	239,710	466,171
Charge (credit) to income not representing cash flows:
Provision for loan losses	107,612	133,394	109,633	213,207
Depreciation and amortization	42,648	40,127	39,248	76,327
Market value of financial investments (trading portfolio)	5,485	(657)	4,267	8,298
(Gain) loss on sales of bank premises and equipment	161	(201)	(203)	(395)
(Gain) loss on sales of goods received in lieu of payment	(5,737)	(4,434)	(4,525)	(8,800)
Net changes in other assets and liabilities	(40,561)	(70,054)	(23,996)	(46,666)
Share of profit in equity method investments	(1,773)	(557)	(678)	(1,319)
Minority interest	170	190	133	259
Write-offs of assets received in lieu of payment	13,173	21,691	20,990	40,820
Net change in interest accruals	(62,145)	57,958	(82,679)	(160,788)
Price-level restatement	8,179	12,417	18,140	35,277
Other	21,903	16,110	6,644	12,921

NET CASH PROVIDED BY OPERATING ACTIVITIES	308,901	411,975	326,684	635,312

CASH FLOWS FROM INVESTING ACTIVITIES
Net (increase) decrease in loans	357,571	(1,063,922)	(1,080,445)	(2,101,175)
Net change in goods received in lieu of payment	40,264	43,260	47,601	92,571
Purchases of bank premises and equipment	(17,714)	(19,598)	(21,477)	(41,767)
Investments in other companies	-	(303)	(1,337)	(2,599)
Net increase in securities purchased under agreements to resell	10	-	(97,912)	(190,413)
Net change in other financial investments	89,771	(15,140)	480,844	935,112
Proceeds from sales of bank premises and equipment	5,170	754	3,609	7,018
Dividends received from equity investments	4,447	927	768	1,493

Net cash (used in) provided by investing activities	479,519	(1,054,022)	(668,349)	(1,299,760)

CASH FLOWS FROM FINANCING ACTIVITIES
Net increase in current accounts	10,584	137,267	115,422	224,465
Net increase (decrease) in savings accounts and time deposits	(637,762)	713,624	1,368,192	2,660,765
Net increase (decrease) in bankers drafts and other deposits	102,735	70,333	(362,909)	(705,760)
Net increase (decrease) in investments sold under agreements to repurchase	(179,561)	37,567	(173,826)	(338,044)
Increase in mortgage finance bonds	290,746	70,689	17,875	34,762
Repayments of mortgage finance bonds	(611,393)	(402,270)	(480,620)	(934,676)
Proceeds from bond issues	-	405,906	111,317	216,482
Repayments of bond issues	(75,044)	(152,364)	(239,797)	(466,341)
Short-term funds borrowed	4,025	99,765	221,136	430,051
Short-term borrowings repaid	(78,193)	(431,110)	600,715	1,168,229
Proceeds from issuance of long-term borrowings	200,115	(90,307)	(41,257)	(80,234)
Central Bank borrowings	357,214	338,759	(349,247)	(679,192)
Dividends paid	(165,940)	(219,962)	(206,310)	(401,217)

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(782,474)	577,897	580,691	1,129,290

EFFECT OF PRICE-LEVEL RESTATEMENT ON CASH AND DUE FROM
BANKS	(9,646)	1,746	3,360	6,534

NET INCREASE (DECREASE) IN CASH AND DUE FROM BANKS	(3,700)	(62,404)	242,386	471,376

CASH AND DUE FROM BANKS, BEGINNING OF YEAR	1,048,680	1,044,980	982,576	1,910,845

CASH AND DUE FROM BANKS, END OF YEAR	1,044,980	982,576	1,224,962	2,382,221

SUPPLEMENTAL CASH FLOW INFORMATION:
Non cash movements (assets received in lieu payment)		50,496	40,140	28,768

Cash paid during the year for:
Interest		425,417	436,889	469,085
Taxes		3,624	2,761	1,583

The accompanying Notes are an integral part of these consolidated financial statements.

BANCO SANTANDER CHILE

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Expressed in millions of constant Chilean pesos (MCh$) as of December 31, 2005
(except for number of shares)

	Number of Shares	Paid-in share capital	Legal Reserve	Financial Investment Reserve	Net income for the year	Total

	Millions	MCh$	MCh$	MCh$	MCh$	MCh$

Balances at January 1, 2003, (historical)	188,446.1	695,921	101,843	8,126	157,315	963,205
Retained earnings	-	-	157,315	-	(157,315)	-
Dividend paid	-	-	(157,315)	-	-	(157,315)
Price-level restatement	-	6,630	3,520	-	-	10,150
Unrealized losses in financial investment
classified as permanent	-	-	-	(5,623)	-	(5,623)
Net Income for the year	-	-	-	-	212,108	212,108

Balances as of December 31, 2003	188,446.1	702,551	105,363	2,503	212,108	1,022,525

Balance at December 31, 2003
restated in constant Chilean pesos
of December 31, 2005	188,446.1	727,983	109,177	2,594	219,786	1,059,540

Balances at of January 1, 2004, (historical)	188,446.1	702,551	105,363	2,503	212,108	1,022,525
Retained earnings	-	-	212,108	-	(212,108)	-
Dividend paid	-	-	(212,108)	-	-	(212,108)
Price-level restatement	-	17,423	2,448	-	-	19,871
Unrealized gains in financial investment
classified as permanent	-	-	-	2,671	-	2,671
Net Income for the year	-	-	-	-	198,795	198,795

Balances as of December 31, 2004	188,446.1	719,974	107,811	5,174	198,795	1,031,754

Balance at December 31, 2004, restated
in constant Chilean pesos
of December 31, 2005	188,446.1	746,037	111,714	5,361	205,991	1,069,103

Balances as of January 1, 2005, (historical)	188,446.1	719,974	107,811	5,174	198,795	1,031,754
Retained earnings	-	-	198,795	-	(198,795)	-
Dividends paid	-	-	(198,795)	-	-	(198,795)
Price-level restatement	-	26,063	3,585	-	-	29,648
Unrealized losses in financial investment
classified as permanent	-	-	-	(20,485)	-	(20,485)
Net Income for the year	-	-	-	-	239,710	239,710

Balances as of December 31, 2005	188,446.1	746,037	111,396	(15,311)	239,710	1,081,832

The accompanying Notes are an integral part of these consolidated financial statements.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

Expressed in millions of constant Chilean pesos (MCh$)
of December 31, 2005 (except as indicated)

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)     Basis of presentation

Banco Santander Santiago (formerly Banco Santiago) is a corporation (sociedad anónima bancaria) organized under the laws of the Republic of Chile that provides a broad range of general banking services to customer bases covering individuals to major corporations. Banco Santander Santiago and its subsidiaries (collectively referred to herein as the “Bank” “Banco Santander Chile”) offer general commercial and consumer banking services and provide other services, including factoring, collection, leasing, securities and insurance brokerage, mutual and investment funds management and investment banking.

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

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

The consolidated financial statements include Banco Santander Chile and its majority owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation. The majority interests of Banco Santander Chile as of December 31, 2004 and 2005 were as follows:

	Percentage Owned

	2004			2005

	Direct	Indirect	Total	Direct	Indirect	Total
	%	%	%	%	%	%
Subsidiary
Santiago Leasing S.A.	99.50	-	99.50	99.50	-	99.50
Santiago Corredores de Bolsa Ltda.	99.19	0.81	100.00	99.19	0.81	100.00
Santander Santiago S.A. Administradora General de Fondos	99.96	0.02	99.98	99.96	0.02	99.98
Santander S.A. Agente de Valores	99.03	-	99.03	99.03	-	99.03
Santander Santiago S.A. Sociedad Securitizadora	99.64	-	99.64	96.64	-	99.64
Santander Santiago Corredora de Seguros Ltda.	99.99	-	99.99	99.99	-	99.99

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

We have established allowances to cover probable loan losses in accordance with regulations issued by the Chilean Superintendency of Banks. These regulations require us to estimate allowances based on an individual and group classification system as explained in Note 1 (l). As further explain in Note 1 (l), Superintendency of Banking rules for the year ended December 31, 2003 required us to estimate the allowance for loan losses based on individual and global specifications.

As described above, the allowance for loan losses requires us to make estimates and, consequently, we regularly evaluate our allowance for loan losses by taking into consideration factors such as changes in the nature and volume of our loan portfolio, trends in forecasted portfolio credit quality and economic conditions that may affect our borrowers’ ability to pay. Increases in our allowance for loan losses are reflected as provisions for loan losses in our income statement. Loans are charged off when management determines that the loan or a portion thereof is uncollectible. Charge-offs are recorded as a reduction of the allowance for loan losses.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

c) Price-level restatements

The consolidated financial statements are prepared on the basis of general price-level accounting in order to reflect the effect of changes in the purchasing power of the Chilean peso during each year. At the end of each reporting period, the consolidated financial statements are restated in terms of the general purchasing power of the Chilean peso (“constant pesos”) using changes in the Chilean consumer price index (“CPI”) as follows:

-	Non-monetary assets, liabilities and shareholders’ equity accounts are restated in terms of year-end purchasing power.

-	Consistent with general banking practices in Chile, no specific purchasing power adjustments of income statement amounts are made.

-	Monetary items are not restated as such items are, by their nature, stated in terms of current purchasing power in the financial statements.

-	The price-level restatement credit or charge in the income statement represents the monetary gain or loss in purchasing power from holding monetary assets and liabilities exposed to the effects of inflation.

-	All the amounts contained in the accompanying consolidated financial statements have been restated in Chilean pesos of general purchasing power of December 31, 2005 (“constant pesos”) applied under the “prior month rule”, as described below, to reflect changes in the CPI from the financial statement dates to December 31, 2005. This updating does not change the prior years' statements or information in any way except to update the amounts to constant pesos of similar purchasing power.

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

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

The values of the CPI used for price-level restatement purposes are as follows:

Year	Index *	Change in index

		%
2003	114.44	1.00%
2004	117.28	2.50%
2005	121.53	3.62%

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

d) Index-linked assets and liabilities

Certain of the Bank’s interest-earning assets and interest-bearing liabilities are expressed in index-linked units of account. The principal index-linked unit used in Chile is the Unidad de Fomento (UF), a unit of account which changes daily from the tenth day of the current month to the ninth day of the next month, to reflect the changes in the Chilean CPI over the previous month. The carrying amounts of such assets and liabilities change with the changes in the UF and serve to offset the price-level restatement gains or losses from holding such assets and liabilities. As the Bank’s UF assets exceed its UF liabilities, any increase in the index results in a net gain on indexation. Values for the UF as of December 31 of each year are as follows in historical Chilean pesos:

Year	Ch$

2003	16,920.00
2004	17,317.05
2005	19,974.81

e) Interest revenue and expense recognition

Interest revenue and expense are recognized on an accrual basis using the effective interest method. The carrying amounts of loans, investments and liabilities are stated at their cost, adjusted for accrued interest and the indexation adjustment applicable to such balances that are index-linked. The effect of charges in the index-linked on interest-earning assets end interest earning liabilities is reflected in the income statement as an increase or decrease in interest revenue or expense.

The Bank suspends the accrual of interest and indexation adjustments of principal on loan installment payments due beginning on the first day that such loan installment payments are overdue. The Bank continues to accrue interest and indexation on the principal payments not yet overdue for those loans that have installments overdue unless the Bank believes those amounts are uncollectible. Interest accrued prior to the loan becoming overdue remains on the Bank’s books and is considered to be a part of the loan balance

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

when determining the allowance for loan losses. Payments received on overdue loans are first applied to reduce the recorded balance of accrued interest receivable, if any, and thereafter are recognized as income to the extend of interest earned but not recorded. Accrued interest and indexation adjustments are included in the Bank’s recorded investment in the loan for the purpose of determining the require allowance for loan losses.

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

g) Financial investments

Financial investments that have a secondary market are carried at market value. The Bank’s financial investments are classified as trading or permanent in accordance with the regulations of the Superintendency of Banks with unrealized gains and losses on trading investments included in Other operating income (expenses), and unrealized gains and losses on permanent investments included in a separate component of Shareholders’ equity. Investment securities maintained by the Bank’s subsidiaries are carried at the lower of price-level restated cost a market value.

The Bank enters into security repurchase agreements as a form of borrowing. In this regard, the Bank’s investments that are sold subject to a repurchase obligation and that serve as collateral for the borrowing are reclassified as “investment collateral under agreements to repurchase” and carried at market value. The liability for the repurchase of the investment is classified as “investments under agreements to repurchase” and is carried at cost plus accrued interest.

The Bank also enters into resale agreements as a form of investment. Under these agreements the Bank purchases securities, which are included as assets under the caption “investments under agreements to resell” and are carried at cost plus accrued interest.

All other financial investments are carried at acquisition cost plus accrued interest and UF-indexation adjustments, as applicable.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

h) Leasing contracts

The Bank leases certain property that meets the criteria for direct financing leases. At the time of entering into a direct financing lease transaction, the Bank records the gross finance receivable, unearned income and estimated residual value of leased equipment. There are no significant residual values assumed by the Bank. Unearned income represents the excess of the gross finance receivable plus the estimated residual value over the cost of the property acquired. Unearned income is recognized in such a manner as to produce a constant periodic rate of return on the net investment in the direct financing lease. The net investment in financing leases is included in the account “Lease Contracts” in the loan section of the consolidated balance sheet.

i) Factored receivables

Factoring receivable loans are value at the amount disbursed to the borrower. The price difference between the amounts disbursed and the actual value of the receivables is earned and recorded as interest income over the financing period. The borrowers are responsible for the payments of the loans if the receivables are not collected.

j) Premises and equipment

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

k) Investments in other companies

Shares or rights in companies that are integral to the operations of the Bank, where the Bank holds a less than majority interest, are accounted for under the equity method. Other minority investments are carried at cost restated for price-level changes.

l) Allowance for loan losses

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

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

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

For loans classified as A1, A2, A3 and B, the board of directors of the Bank is authorized to determine the levels of required reserves. For loans classified in Categories C1, C2, C3, C4, D1 and D2, the bank must have the following levels of reserves:

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

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

For purposes of the financial information presented in this report, as of and for the year ended December 31, 2003, the Bank applied regulations of the Chilean Superintendency of Banks applicable at the time. These regulations required the Bank to estimate the allowance for loan losses based on a global and individual allowance methodology prescribing application of risk indices to calculate the global allowance and requiring 100% provisioning of uncollateralized loans over 90 days overdue.

Until December 31, 2003, the allowance for loan losses was determined as follows:

Global loan loss allowance

A global allowance was calculated by multiplying the Bank’s outstanding loans by the greater of its “risk index” and 0.75% . The Bank’s risk index was based upon a classification of a portion of its customers’ outstanding loans into five categories based upon risk of loss for commercial loans and overdue status for consumer and residential mortgage loans. The classifications for risk index purposes must include the largest commercial loans that represent at least 75% of the commercial loan portfolio and 100% of consumer and residential mortgage loans. Once the customers’ outstanding loans have been classified, certain required percentage allowances applicable to the relevant categories are applied. The resulting weighted-average allowance rate is the risk index utilized in the calculation of the global loan loss allowance.

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

Charge-offs

In accordance with the regulations of the Superintendency of Banks the Bank charges off loans or portions thereof when collection efforts have been exhausted. Under the rules and regulations established by the Superintency of Banks, charge-offs must be made within the following maximum prescribed limits:

  24 months after a loan is past due (3 months for consumer loans) for loans without collateral;
  36 months after a loan is past due for loans with collateral.

The Bank will also charge-off commercial loans prior to the meeting of this criteria when the Bank no longer considers such loans or portions thereof to be collectible.

Loan loss recoveries

Recoveries on charged-off loans as well as recoveries on loans which were reacquired from the Chilean Central Bank (the “Central Bank”), are recorded directly to income.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

m) Fees and expenses related to loans and services

Fees and expenses related to loans, as well as fees for services rendered, are deferred and recognized to income over the term of the loans to which they relate, and to the period that the services are performed.

n) Income taxes

Income taxes are recognized in an amount that approximates the amount due on the respective income tax return pursuant to Chilean tax legislation.

Deferred taxes are recorded in accordance with Technical Bulletin No. 60 and the complementary technical bulletins thereto issued by the Chilean Association of Accountants.

o) Staff severance indemnities

The Bank has recorded a liability for long-term severance indemnities in accordance with employment contracts it has with certain employees. The liability, which is payable to specified voluntarily retiring employees with more than 20 years of service is recorded at the present value of the accrued benefits, is calculated by applying a real discount rate to the benefit accrued as of year-end over the estimated average remaining service period. For the year ended December 31, 2003, the obligation was discounted using a real interest rate of 7.2% . As of December 31, 2004 and 2005, the Bank does not have liabilities for severance indemnities.

p) Assets received in lieu of payment

Assets received in lieu of payment are carried at the lower of price-level restated cost and the market value of such assets, considered as a whole. Assets that have not been sold within one year are written-off on a straight-line basis over 12 months for assets received until December 31, 2003 and over 6 months for assets received after that date until December 31, 2005, as instructed by the Superintendency of Banks.

q) Statement of cash flows

For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks. For the years ended December 31, 2003, 2004 and 2005, the consolidated statements of cash flows have been prepared in accordance with Technical Bulletin No. 65 of the Chilean Association of Accountants.

r) Convenience translation to U.S. dollars

The Bank maintains its accounting records and prepares its consolidated financial statements in Chilean pesos. The US dollar amounts disclosed in the accompanying financial statements are presented solely for the convenience of the reader at the December 31, 2005 observed exchange rate of Ch$514.21 per US$1.00. This translation should not be construed as representing that the Chilean peso amounts actually represent or have been, or could be, converted into U.S. dollars at such a rate or at any other rate.

s) Reclassifications

Certain balances from prior years have been reclassified to conform to the current year presentation.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 2. ACCOUNTING CHANGES

Starting on January 1, 2004, the Superintendency of Banks new guidelines and rules regarding Provisioning for Credit Risk became effective. This new classification system is based on internally developed models for rating and evaluating credit risk, which was presented and approved by the Bank’s Board of Directors on October 21, 2003, as recorded in the minutes of Board Meeting No. 348.

Under the new methodology, the level of required loan loss reserves was not significantly modified and as a result had no significant effect on 2004 results.

NOTE 3. CASH AND DUE FROM BANKS

In accordance with the rules of the Superintendency of Banks, the Bank must maintain certain non interest-bearing balances in its account with the Central Bank. The required balances are based upon specified financial criteria, including the level of the Bank’s assets, the amount of its foreign borrowings and its average liabilities. Restricted amounts totaled MCh$ 243,306 and MCh$ 233,461 as of December 31, 2004 and 2005, respectively.

NOTE 4. INVESTMENTS

A summary of financial investments is as follows:

	As of December 31,

	2004	2005

	MCh$	MCh$
Central Bank and government securities
Marketable debt securities (1)	972,661	460,181
Investment under agreements to repurchase (2)	542,336	56,967
Investment purchased under agreements to resell	24,516	23,120

Subtotal	1,539,513	540,268
Corporate securities
Marketable securities (1)	431,061	617,010
Investment collateral under agreements to repurchase (2)	51,030	34,251

Subtotal	482,091	651,261
Time deposits in Chilean institutions	39,900	57,966

Total	2,061,504	1,249,495

(1)	Including market value adjustment.

(2)	Under Chilean GAAP, investment securities that are sold subject to repurchase agreements are reclassified from their investment category to “investments under agreements to repurchase”.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

Financial investments are classified at the time of the purchase, based on management’s intentions, as either trading or permanent. The related amounts are as follows:

	As of December 31,

	2004	2005

	MCh$	MCh$

Permanent	586,432	563,090
Trading	1,475,072	686,405

Total	2,061,504	1,249,495

NOTE 5. LOANS

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

	As of December 31,

	2004	2005

Community, social and personal services	18.8%	18.9%
Residential mortgage loans	23.3%	25.0%
Consumer credit	14.1%	15.2%
Financial services	10.4%	10.4%
Commerce	9.0%	8.4%
Manufacturing	6.8%	6.0%
Construction	7.3%	6.5%
Agriculture, livestock, agribusiness, fishing	4.6%	4.7%
Electricity, gas and water	1.1%	0.8%
Transport, storage and communications	3.2%	3.4%
Mining and petroleum	1.4%	0.7%

Total	100.0%	100.0%

A substantial amount of the Bank’s loans are to borrowers doing business in Chile.

NOTE 6. LEASE CONTRACTS

The amounts shown as leasing contracts are amounts receivable under lease agreements and have the following maturities as of December 31, 2004 and 2005. Unearned income presented in the table corresponds to the interest to be earned in each period.

	As of December 31, 2004			As of December 31, 2005

	Total receivable	Unearned income	Net lease receivable	Total receivable	Unearned income	Net lease receivable

	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Years
Due within one year	32,832	(2,389)	30,443	199,497	(29,792)	169,705
Due after 1 year but within 2 years	61,610	(4,032)	57,578	158,074	(23,921)	134,153
Due after 2 years but within 3 years	71,197	(5,783)	65,414	114,251	(17,596)	96,655
Due after 3 years but within 4 years	79,480	(7,171)	72,309	78,094	(13,249)	64,845
Due after 4 years but within 5 years	53,678	(6,353)	47,325	58,009	(10,103)	47,906
Due after 5 years	332,116	(84,784)	247,332	186,817	(36,219)	150,598

Total	630,913	(110,512)	520,401	794,742	(130,880)	663,862

Leased assets consist principally of real estate, industrial machinery, vehicles and computer equipment.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 7. ALLOWANCE FOR LOAN LOSSES

The changes in the allowance for loan losses are as follows:

	Year ended December 31,

	2003	2004	2005

	MCh$	MCh$	MCh$

Balance as of January 1,	179,727	178,639	179,559
Price-level restatement (1)	(1,695)	(4,693)	(6,273)
Charge offs	(106,434)	(123,770)	(136,733)
Allowances established	132,966	150,221	161,278
Allowances released	(25,925)	(20,838)	(49,965)

Balance as December 31,	178,639	179,559	147,866

(1)	Reflects the effect of inflation on the allowance for loan losses at the beginning of each period, adjusted to constant pesos of December 31, 2005.

The allowance for loan losses included in the results of operations for the periods indicated is as follows:

	Year ended December 31,

	2003	2004	2005

	MCh$	MCh$	MCh$

Provision established	132,966	150,221	161,278
Provision established (released)
for assets received in lieu of payment	(106)	1,005	(709)
Direct charge-offs	677	3,006	(971)
Provision released	(25,925)	(20,838)	(49,965)
Recovery of loans previously charge off	(36,020)	(49,717)	(46,101)

Net charge to income	71,592	83,677	63,532

Recovery of loans previously charged-off includes the following items:

	Year ended December 31,

	2003	2004	2005

	MCh$	MCh$	MCh$

Loans previously charged-off	36,004	49,717	46,101
Recoveries of loans purchased by the Central Bank	16	-	-

Total	36,020	49,717	46,101

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 8. BANK PREMISES AND EQUIPMENT, NET

The major categories of Bank premises and equipment, net of accumulated depreciation, are as follows:

	As of December 31,

	2004	2005

	MCh$	MCh$
Land and buildings	192,234	192,926
Furniture and fixtures	6,978	7,460
Machinery and equipment	13,549	14,184
Vehicles	699	1,053
Others	8,151	5,752

Total bank premises and equipment, net	221,611	221,375

NOTE 9. INVESTMENTS IN OTHER COMPANIES

Investments in other companies consist of the following:

	As of December 31,

	Ownership interest		Participation net income			Book Value

	2004	2005	2003	2004	2005	2004	2005
	%	%	MCh$	MCh$	MCh$	MCh$	MCh$
Cobranzas y Recaudaciones Ltda.	-	-	939	-	-	-	-
Santiago Factoring. Ltda.	-	-	(58)	-	-	-	-
Redbank S.A.	33.42	33.42	405	188	183	1,204	1,200
Centro de Compensación Automática	33.33	33.33	48	31	34	196	213
Transbank S.A.	32.71	32.71	257	257	258	1,681	1,680
Sociedad Interbancaria de Depósito de Valores S.A.	29.28	29.28	63	58	57	374	303
Tarjetas Inteligentes S.A.	26.67	-	(46)	(138)	(42)	(17)	-
Nexus S.A.	12.90	12.90	76	89	91	552	572
Camara de Compensacion Alto Valor S.A.	18.16	11.66	-	(18)	(23)	286	281
Adm Financ. Transantiago	-	20.00	-	-	(123)	-	1,265
Bolsa de Comercio de Santiago (Stock Exchange)	4.17	4.17	89	91	228	575	578
Bolsa Electrónica de Chile.	2.50	2.50	-	-	28	67	70
Bolsa de Comercio de Valparaíso	2.22	2.22	-	-	(2)	10	10
Cámara de Compensación	0.15	0.15	-	-	(1)	3	3

Total investments in other companies accounted
for under the equity method			1,773	558	688	4,931	6,175
Other investments carried at cost			(1)	(2)	(10)	137	521

Total investments in other companies			1,772	556	678	5,068	6,696

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 10. OTHER ASSETS AND OTHER LIABILITIES

a) Other assets

	As of December 31,

	2004	2005
	MCh$	MCh$

Amounts receivable under spot foreign exchange transactions	199,639	48,315
Amounts receivable from forward contracts	-	28,447
Credit card charges in process	23,843	29,839
Deferred income taxes (Note 20)	49,808	45,133
Prepaid and deferred expenses	62,246	54,460
Transactions in process	9,014	7,267
Recoverable taxes	6,938	7,687
Stamp taxes recoverable	614	506
Receivable on sales of assets received in lieu of payment	4,019	1,846
Real time gross settlement (RTGS) receivable	40,929	21,052
Guarantees issued	20,198	34,503
Others	16,130	68,868

	433,378	347,923

b) Other liabilities

	As of December 31,

	2004	2005
	MCh$	MCh$

Amounts payable under spot foreign exchange transactions	99,699	74,634
Amounts payable from forward contracts, net	53,871	-
Deferred income taxes (Note 20)	3,629	5,297
Transactions in process	6,341	3,529
Provision for staff benefits	9,674	11,682
Income taxes	26,517	8,363
Value added tax payable	3,174	4,523
Deferred fees	4,965	7,915
Real time gross settlement (RTGS) payable	35,129	5,209
Provisions for lawsuits and others	16,018	32,253
Others	3,218	10,820

	262,235	164,225

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

c) Contingent liabilities

Contingent liabilities consist of open and unused letters of credit, together with guarantees by the Bank in Chilean pesos, UF's and foreign currencies (principally US dollars). The liability represents the Bank’s obligations under such agreements. The Bank’s rights under these agreements are recognized as assets under the caption “Contingent loans” (Note 5). Since many of these commitments to extend credit may expire without being drawn upon, the total contingent liabilities do not necessary represent future cash obligations.

NOTE 11. OTHER INTEREST BEARING LIABILITIES

The Bank’s long-term and short-term borrowings are summarized below. Borrowings are generally classified as short-term when they have original maturities of less than one year or are due on demand. All other borrowings are classified as long-term, including the amounts due within one year on such borrowings.

	December 31, 2004

	Long-term	Short-term	Total

	MCh$	MCh$	MCh$
Central bank borrowings (a)	-	340,959	340,959
Credit loans for renegotiations of loans (a)	9,662	-	9,662
Investment under agreements to repurchase	-	448,464	448,464
Mortgage finance bonds	798,612	194,534	993,146
Bonds (c)	370,565	-	370,565
Subordinated bonds (d)	432,695	117,181	549,876
Borrowings from domestic financial institutions	-	29,778	29,778
Foreign borrowings	244,068	251,504	495,572
Other obligations	14,773	26,448	41,221

Total borrowings	1,870,375	1,408,868	3,279,243

	December 31, 2005

	Long-term	Short-term	Total

	MCh$	MCh$	MCh$
Central bank borrowings (a)	-	173,206	173,206
Credit loans for renegotiations of loans (a)	6,655	-	6,655
Investment under agreements to repurchase	-	49,779	49,779
Mortgage finance bonds (b)	551,772	117,189	668,961
Bonds (c)	413,525	1,718	415,243
Subordinated bonds (d)	385,751	-	385,751
Borrowings from domestic financial institutions	-	2,528	2,528
Foreign borrowings (e)	64,243	1,034,003	1,098,246
Other obligations (f)	11,751	30,341	42,092

Total borrowings	1,433,697	1,408,764	2,842,461

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

a) Central Bank borrowings

Central Bank borrowings include credit lines for the renegotiations of loans and other Central Bank borrowings. These credit lines were provided by the Central Bank for the renegotiations of loans due to the need to refinance debts as a result of the economic recession and crisis of the banking system in the early 1980's. The credit lines for the renegotiations, which are considered long-term, are related with mortgage loans linked to the UF index and bear an annual interest rate of 5.2% and 3.6% at December 31, 2004 and 2005. The maturities of the outstanding amounts due to the Central Bank are as follows:

	As of December 31,

	2004	2005

	MCh$	MCh$
Total credits lines for renegotiations of loans	9,662	6,655

The maturities of MCh$6,655 due under these long-term credit lines, are due within one year.

(b) Mortgage finance bonds

These bonds are used to finance mortgage loans. The outstanding principal amounts of the bonds are amortized on a quarterly basis. The range of maturities of these bonds is between five and twenty years. The bonds are linked to the UF index and bear a weighted-average annual interest rate of 5.5% .

As of December 31,

2005

MCh$
Due within 1 Year	117,189
Due after 1 year but within 2 years	66,969
Due after 2 years but within 3 years	62,854
Due after 3 years but within 4 years	59,276
Due after 4 years but within 5 years	56,949
Due after 5 years	305,724

Total mortgage finance bonds	668,961

(c) Bonds

	As of December 31,

	2004	2005

	MCh$	MCh$
Santiago bonds, Series A,B,C,D and F	45,456	11,115
Santander Bonds linked to the UF	93,957	161,694
Santander Bonds denominated in US$	231,152	242,434

	370,565	415,243

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

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

On December 17, 2004 Santiago Leasing S.A., ceded through public deed a total of UF 3,041,102 (MCh$52,663 at December 31, 2004) in bonds to Banco Santander Chile, this bonds are linked to the UF index and bear an annual interest rate of 5.6% . As of December 31, 2004, the balance is included in Santander bonds linked to the UF.

Santander bonds were issued by the former Banco Santander-Chile. These bonds are intended to finance loans that have a maturity of greater than one year, are linked to the UF index and bear a weighted average annual interest rate of 6.5% .

On December 9, 2004, the Bank issued senior bonds, denominated in U.S. dollars, for a total of US$400 million. These bonds carry a nominal interest rate of LIBOR plus 0.35% per annum (5.67% and 4.81% at December 31, 2004 and 2005), quarterly interest payments and one repayment of principal after a term of 5 years.

The maturities of these bonds are as follows:

As of December 31,

2005

MCh$
Due within 1 Year	1,718
Due after 1 year but within 2 years	12,172
Due after 2 years but within 3 years	-
Due after 3 years but within 4 years	205,280
Due after 4 years but within 5 years	105,443
Due after 5 years	90,630

Total bonds	415,243

d) Subordinated bonds

	As of December 31,

	2004	2005

	MCh$	MCh$
Santiago bonds denominated in US$ (1)	46,310	43,131
Santander bonds denominated in US$ (2) (6)	297,291	259,872
Old Santander bonds denominated in US$ (3)	117,181	-
Santiago Bonds linked to the UF (4)	58,084	53,354
Santander Bonds linked to the UF (5)	31,010	29,394

Total subordinated bonds	549,876	385,751

(1)	On July 17, 1997, the former Banco Santiago issued subordinated bonds, denominated in U.S. dollars, for a total of US$300 million. The bonds carry a nominal interest rate of 7.0% per annum, semi-annual interest payments and one repayment of principal after a term of 10 years.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(2)	On January 16, 2003, the Bank completed the voluntary exchange of its new subordinated bonds, which will mature in 2012. A total of US$ 221,961,000 in principal of the Santiago bonds was offered and redeemed by the Bank. The bonds carry a nominal interest rate of 7.375% per annum, semi-annual interest payments and one repayment of principal after a term of 10 years.

(3)	On October 30, 1998, the former Banco Santander-Chile issued subordinated bonds, denominated in U.S. dollars, for a total of US$200 million. The bonds carry a nominal interest rate of 6.5% per annum, semi-annual interest payments and one repayment of principal after a term of 7 years. This bond was due and paid in November 2005.

(4)	The Series C and E Bonds outstanding as of December 31, 2004 and 2005 are intended for the financing of loans with a maturity of greater than one year. They are linked to the UF index and carry an annual interest rate of 7.5% and 6.0% respectively, with interest and principal payments due semi-annually.

(5)	The Series C, D and E Bonds outstanding as of December 31, 2004 and 2005 are intended for the financing of loans with a maturity of greater than one year. They are linked to the UF index and carry an annual interest rate of 7.0% with interest and principal payments due semi-annually.

(6)	On December 9, 2004, the Bank issued subordinated bonds, denominated in U.S. dollars, for a total of US$ 300 million. These bonds carry a nominal interest rate of 5.375% per annum, semi-annual interest payments and one repayment of principal after a term of 10 years.

The maturities of these bonds, which are considered long-term, are as follows:

As of December 31,

2005

MCh$
Due within 1 Year	-
Due after 1 year but within 2 years	43,131
Due after 2 years but within 3 years	-
Due after 3 years but within 4 years	-
Due after 4 years but within 5 years	-
Due after 5 years	342,620

Total subordinated bonds	385,751

e) Foreign borrowings

These are short-term and long-term borrowings from foreign banks. The maturities of these borrowings are as follows:

As of December 31,

2005

MCh$
Due within 1 Year	1,034,003
Due after 1 year but within 2 years	54,820
Due after 2 years but within 3 years	6,080
Due after 3 years but within 4 years	-
Due after 4 years but within 5 years	-
Due after 5 years	3,343

Total foreign borrowings	1,098,246

The foreign borrowings are denominated principally in U.S. dollars, and are principally used to fund the Bank’s foreign trade loans and bear an annual average interest rate of 1.6% and 3.7% at December 31, 2004 and 2005.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

f) Other obligations

Other obligations are summarized as follows:

As of December 31,

2005

MCh$
Due within 1 Year	2,045
Due after 1 year but within 2 years	4,518
Due after 2 years but within 3 years	1,887
Due after 3 years but within 4 years	1,629
Due after 4 years but within 5 years	1,263
Due after 5 years	2,454

Total long term obligations	13,796

Short-term obligations:
Amounts due to credit card operators	21,564
Acceptance of letters of credit	6,732

Total short – term obligations	28,296

Total other obligations	42,092

NOTE 12. DISCLOSURES REGARDING DERIVATIVE FINANCIAL INSTRUMENTS

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

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

Unrealized gains, losses, premiums and discounts arising from foreign exchange forward contracts are shown on a net basis under the captions “Other assets and Other liabilities” (see Note 10).

During 2004 and 2005, the Bank entered into interest rate and cross currency swap agreements to manage exposure to fluctuation in currencies and interest rates. The differential between the interest paid or received on a specified notional amount is recognized under the caption “Amounts payable from forward contracts, net”. The fair value of the swap agreement and changes in the fair value as a result of changes in market interest rates are not recognized in the consolidated financial statements.

The Bank’s foreign currency futures and forward operations and other derivative products outstanding at December 31, 2004 and 2005 are summarized below:

(a) Foreign currency and interest rate contracts:

	Number of Contracts		Notional amounts

			Up to 3 months		Over 3 months

	2004	2005	2004	2005	2004	2005

			ThUS$	ThUS$	ThUS$	ThUS$
Chilean market:
Future purchase of foreign currency
with Chilean pesos	865	956	1,348,734	5,198,228	4,156,016	3,418,092
Future sale of foreign currency with
Chilean pesos	1,371	2,146	1,104,042	3,077,468	2,842,398	3,490,314
Futures or other interest rate contracts	199	340	104,596	6,119,545	3,419,526	1,273,247
Foreign currency forwards	112	253	34,127	289,972	20,230	226,011

Foreign markets:
Foreign currency swaps	109	129	51,245	573,982	22,670	199,397
Interest rate swaps	120	107	86,100	1,305,457	2,487,128	2,558,182

The notional amounts refer to the US dollars bought or sold or to the US dollar equivalent of foreign currency bought or sold for future settlement. The contract terms correspond to the duration of the contracts as from the date of the transaction to the date of the settlement.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(b) Contracts expressed in the UF index:

			Notional amounts
	Number of contracts
			Up to 3 months		Over 3 months

	2004	2005	2004	2005	2004	2005

			UF	UF	UF	UF

Forwards in UF/Ch$ sold	28	19	2,200,000	2,100,000	3,700,000	3,300,000
Forwards in UF/Ch$ purchased	32	36	1,600,000	3,600,000	5,600,000	5,400,000

(c) Options:

In US$ths.			30 days	31 to 60 days	61 to 90 days	> 90 days

Call	Bought	Currency				50,000
		Interest rate
	Sold	Currency
		Interest rate

Put	Bought	Currency				10,000
		Interest rate
	Sold	Currency				10,000
		Interest rate

NOTE 13. MINIMUM CAPITAL REQUIREMENTS

The Superintendency of Banks requires Chilean Banks to maintain a minimum capital of 800,000 UF, equivalent to MCh$ 14,380 as of December 31, 2005. In addition, Banks are required to maintain a minimum basic capital of at least 3% of total assets after deductions for mandatory provisions, while effective net equity may not be lower than 8% of its risk weighted assets. However, as a result of the merger in 2002, the Chilean Superintendency of Banks and Financial Institutions determined that the actual equity of the merged bank could not be lower than 11% of its risk-weighted assets (12% for the years as of December 31, 2004 and 2003). Effective net equity is defined as basic equity, plus voluntary loan loss allowances, up to a maximum of 1.25% of risk-weighted assets, and the qualifying proportion of subordinated bonds with scheduled maturities in excess of six years, for which early repayment is not permitted. Chilean Banks are permitted to include in effective net equity principal subordinated bond amounts up to a maximum of fifty percent of the basic capital.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

The Bank’s actual qualifying “net capital base” and “effective equity” to support the Bank’s risk-weighted assets as of December 31, 2004 and 2005, are shown in the following table:

	As of December 31,

	2004	2005
	MCh$	MCh$

Net capital base	863,112	842,122
3% of total assets net of provisions	(376,324)	(394,078)
Excess over minimum required equity	486,788	448,044
Net capital base as a percentage of the total assets, net of	6.88%	6.41%
provisions

Effective equity	1,275,642	1,206,421
11% of the risk-weighted assets (12% in 2004)	(1,027,403)	(1,029,863)
Excess over minimum required equity	248,239	176,558
Effective equity as a percentage of the risk-weighted assets	14.90%	12.89%

NOTE 14. SHAREHOLDERS’ EQUITY

a) Share capital

As of December 31, 2004 and 2005 the Bank's paid-in capital consisted of 188,446,126,794 authorized issued and outstanding shares with no fixed nominal value.

b) Dividends

The distributions of dividends related to net income for the years 2003 and 2004 as approved by the Annual Shareholders' Meeting of Banco Santander Chile, are as follows:

Shareholders	Dividend	Percentage
Meeting	Paid	Paid

Apr-04	219,786	100%
Apr-05	205,991	100%

(1) Dividend paid has been restated in constant Chilean pesos of December 31, 2005

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 15. TRANSACTIONS WITH RELATED PARTIES

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

a) Loans granted to related parties

Related party loans, all of which are current, are as follows:

	As of December 31,

	2004		2005

	Loans	Collateral		Collateral
		Pledged	Loans	Pledged

	MCh$	MCh$	MCh$	MCh$
Operating companies	59,664	26,375	141,538	72,812
Investment companies (1)	156,474	73,429	293,473	65,990
Individuals (2)	16,087	14,841	20,236	18,886

Total	232,225	114,645	455,247	157,688

(1)	Includes companies whose purpose is to hold shares in other companies.
(2)	Includes debt obligations that are individually equal to or greater than UF 3,000, equivalent to MCh$ 54 as of December 31, 2005.

The activities in the balances of loans to related parties are as follows:

	As of December 31,

	2004	2005

	MCh$	MCh$
Balance as of January 1,	221,840	232,225
New loans	293,333	669,047
Repayments	(288,426)	(437,913)
Price-level restatements	5,478	(8,112)

Balance as of December 31,	232,225	455,247

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

b) Other transactions with related parties

During the years ended December 31, 2003, 2004 and 2005 the Bank had the following significant income (expenses) from services provided to (by) related parties:

	Years Ended December 31,

	2003	2004	2005
	Income/Expense	Income/Expense	Income/Expense

	MCh$	MCh$	MCh$
Redbanc S.A.	(3,409)	(3,308)	(3,540)
Transbank S.A.	(5,410)	(4,671)	(5,860)
Sixtra Chile S.A.	(71)	(45)	(33)
Santander G.R.C. Ltda.	283	553	(1,122)
Santander Chile Holding S.A.	125	85	142
Santander Factoring S.A.	60	54	50
Bansa Santander S.A.	807	(2,357)	1,121
A.F.P. Bansander S.A.	210	148	152
Altec S.A.	(3,214)	(5,815)	(6,509)
Santander Investment Chile S.A.	-	88	88
Altavida Cia. De Seguro De Vida S.A.	3,497	6,815	11,752
Plaza El Trebol S A	(106)	(109)	(197)
Others	(346)	(427)	(507)

Total	(7,574)	(8,989)	(4,463)

Article 89 of the Chilean Companies Law requires that the Bank’s transactions with related parties be on a market basis or on terms similar to those customarily prevailing in the market.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 16. FEES AND INCOME FROM SERVICES

Fees and income from services and the related expenses are summarized as follows:

	Year ended December 31,

	Income			Expenses

	2003	2004	2005	2003	2004	2005

Fees and income from services:	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Payment agency services	6,587	4,100	2,821	(32)	-	-
Checking accounts	38,894	36,429	38,130	(3,432)	(3,890)	(4,951)
Credit cards	34,597	24,635	27,613	(19,128)	(11,449)	(13,789)
Automatic teller cards	13,161	20,612	22,000	(1,588)	(7,861)	(8,428)
Letters of credit, guarantees, pledges and other
contingent loans	3,474	4,728	2,757	-	-	-
Lines of credit	3,247	2,127	8,643	-	-	(275)
Underwriting	3,889	6,191	2,333	(86)	-	-
Bank drafts and fund transfers	252	255	253	-	-	-
Sales and purchases of foreign currencies	5,963	5,770	6,909	(653)	(608)	(428)
Insurance brokerage	6,433	8,808	10,563	(1,307)	(2,160)	(2,332)
Custody and trust services	570	578	690	-	-	(52)
Mutual fund services	13,488	18,691	18,875	-	-	-
Saving accounts	763	256	239	-	-	-
Agreements of administration and collection	12,991	17,327	20,170	-	-	-
Stock brokerage	1,162	1,512	1,682	-	(127)	(63)
Others	20	1,701	6,108	(503)	(1,612)	(1,102)

Total income (expense)	145,491	153,720	169,786	(26,729)	(27,707)	(31,420)

NOTE 17. NON-OPERATING INCOME AND EXPENSES

Non-operating income and expenses are set forth below:

	Year Ended December 31,

	2003	2004	2005

	MCh$	MCh$	MCh$
Non-operating income:
Gain on sale of Bank premises and equipment	867	309	315
Gain on sales of assets received in lieu of payment
previously charged-off	8,526	6,893	16,618
Rental income	636	1,144	1,209
Recovery of expenses	598	198	114
Recovery of previous-year expenses	7,072	3,425	2,582
Gain on sale of credit division Santiago Express (1)	-	22,614	-
Other	3,249	253	31

Total non-operating income	20,948	34,836	20,869

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(1)	On December 6, 2004, the contract regarding the sale of the Bank’s Santiago Express Division to Empresas Almacenes París S.A. was signed. This contract included the sale and transfer of financial assets comprised of loans given by Santiago Express and intangible assets that permit for this Division to continue operating.The final sale price was MCh$ 118,299 that generated a profit of MCh$22,614.

	Year Ended December 31,

	2003	2004	2005

	MCh$	MCh$	MCh$

Non-operating expenses:
Charge-offs of assets received in lieu of payment	13,173	21,691	21,085
Provision for contingencies with vendors	-	3,788	3,656
Loss on sales of bank premises and equipment	1,028	108	55
Other	6,217	13,821	18,086

Total non-operating expenses	20,418	39,408	42,882

NOTE 18. DIRECTORS' EXPENSES AND REMUNERATION

The following items were charged to expense for services provided by the members of the Board:

	Year ended December 31,

	2003	2004	2005

	MCh$	MCh$	MCh$
Remuneration established by the General Shareholders’
meeting, including attendance fees	333	344	407

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 19. FOREIGN CURRENCY POSITION

The consolidated balance sheets include assets and liabilities denominated in foreign currencies which have been translated into Chilean pesos at the applicable exchange rates as of December 31, 2004 and 2005, and assets and liabilities which are denominated in Chilean pesos subject to exchange rate fluctuations, as detailed below.

	As of December 31, 2004			As of December 31, 2005

	Denominated in			Denominated in

	Foreign currency	Chilean pesos	Total	Foreign currency	Chilean pesos	Total

	MCh $	MCh $	MCh $	MCh $	MCh $	MCh $
Assets
Cash and due from banks	234,908	134	235,042	925,319	-	925,319
Financial investments	483,578	488,712	972,290	114,462	124,668	239,130
Loans ( including contingents loans )	1,077,925	26,600	1,104,525	1,050,956	22,469	1,073,425
Other assets	4,188,939	-	4,188,939	5,896,779	3	5,896,782

Total assets	5,985,350	515,446	6,500,796	7,987,516	147,140	8,134,656

Liabilities

Deposits	1,023,314	18	1,023,332	1,183,221	455	1,183,676
Contingents liabilities	568,561	-	568,561	477,286	-	477,286
Due to domestic	10,745	-	10,745	9,445	913	10,358
Due to foreign bank	495,572	-	495,572	1,098,246	-	1,098,246
Other liabilities	4,213,240	225,113	4,438,353	5,370,510	849	5,371,359

Total liabilities	6,311,432	225,131	6,536,563	8,138,708	2,217	8,140,925

Net assets ( liabilities) in foreign currency	(326,082)	290,315	(35,767)	(151,192)	144,923	(6,269)

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 20. INCOME TAXES

a) Deferred taxes

The Bank records the effects of deferred taxes on its consolidated financial statements in accordance with Technical Bulletin No. 60 and the complementary technical bulletins thereto issued by the Chilean Association of Accountants.

As described in that accounting standard, beginning January 1, 1999, the Bank recognized the consolidated tax effects generated by the temporary differences between financial and tax values of assets and liabilities. At the same date, the net deferred tax asset/liability determined was completely offset against a net “complementary” account. Such complementary deferred tax balances are being amortized over the estimated reversal periods corresponding to the underlying temporary differences as of January 1, 1999. In accordance with Technical Bulletin No. 60, deferred tax asset and liability amounts are presented net of the related unamortized complementary account balances in the consolidated balance sheet. Deferred income tax balances were as follows:

	Complementary accounts as of		Deferred taxes as of
	December 31,		December 31,

	2004	2005	2004	2005
	MCh$	MCh$	MCh$	MCh$
Assets
Interest and indexation for tax purposes	-	-	2,650	6,432
Assets received in lieu of payment	-	-	2,795	1,595
Foreign exchange	-	-	409	758
Global allowance for loan losses	-	-	22,347	16,191
Other provisions	-	-	7,295	10,702
Forward contracts	-	-	(168)	989
Leasing assets	-	-	10,274	8,449
Others	-	-	4,206	17

Total	-	-	49,808	45,133

Liabilities
Valuation of investments	-	-	(165)	21
Deferred expenses	-	-	(1,613)	(1,504)
Others	(27)	-	(1,851)	(3,814)

Total	(27)	-	(3,629)	(5,297)

Net difference			46,179	39,836

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

b) Income tax expenses for the years ended December 31, 2003, 2004 and 2005 were as follows:

	Year ended December 31,

	2003	2004	2005

	MCh$	MCh$	MCh$
Amortization of deferred tax complementary accounts	(332)	78	(26)
Deferred tax for the period	(214)	12,637	(4,730)

Net benefit (charge) to deferred taxes	(546)	12,715	(4,756)

Income tax provision – current	(44,891)	(58,687)	(44,773)
Other taxes	(945)	(1,606)	(297)

Net income tax-expense	(46,382)	(47,578)	(49,828)

NOTE 21. CONTINGENCIES AND COMMITMENTS

a) Committed resources:

At December 31, 2005, the Bank placed a lien on financial investments for approximately MCh$44,336 (U.F.2,446,570), on guaranties associated with business operations, which at year-end have not been yet set up.

b) Contingencies:

On August 28, 1996, Banco Español de Crédito filed a complaint against Auca Forestal S.A. and O’Higgins Corredores de Bolsa Ltda. (currently Santiago Corredores de Bolsa Ltda.). The Bank’s management and its legal counsel, believe that the resolution of this contingency is not likely to result in significant losses to the subsidiary. As of December 31, 2005, the subsidiary maintained a provision of MCh$265 which covers this contingency.

Our subsidiary Santander S.A. Agente de Valores has a pending suit with “Orsini con Orsini y Otros”. On December 18, 2001 the courts ruled against our subsidiary. On November 4, 2005 the Appeals Court ruled in favor of Santander S.A. Agente de Valores, but this ruling has been appealed to the Supreme Court. This legal contingency has not been provisioned as the amount of the claim cannot be estimated at this time.

On August 26, 1992, a suit was filed by the Chilean internal Revenue Service against the Bank and is still pending. The Appeals Court partially resolved in favor of Banco Santander Chile and substantially reduced the amount of the tax difference. In the opinion of our legal advisors, these claims are not likely to have, in the aggregate, a material adverse effect on our consolidated financial condition or results of operations and as of December 31, 2005 the Bank maintained a provision of Ch$519 million, which covers the totality of this claim.

In addition, we are subject to certain claims and are party to certain legal and arbitration proceedings incidental to the normal course of our business including claims for alleged operational errors. We do not believe that the liabilities related to such claims and proceedings are likely to have, in the aggregate, a material adverse effect on our consolidated financial condition or results of operations, however, based on management individual analysis of each proceeding, we have provisioned the amount in “Provisions for lawsuit and other” in Note 10 (b).

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

There are no material proceedings in which any of our directors, any members of our senior management, or any of our affiliates is either a party adverse to us or our subsidiaries or has a material interest adverse to us or ours subsidiaries.

In order to guarantee obligations for bond issuances, the subsidiary Santiago Leasing S.A. has delivered leasing contracts as collateral in the amount of MCh$2,045.8 (MCh$2,045.8 in 2004), with unpaid capital of MCh$1,772.1 (MCh$1,772.1 in 2004). On December 17, 2004, the guaranteed bonds were ceded to Banco Santander Chile and the guarantees were maintained.

As of December 31, 2005 and 2004, the subsidiary Santiago Leasing S.A. leased property with deferred customs duties. The subsidiary may eventually have to pay such duties, amounting to MUS$72 and MUS$873, respectively, on behalf of the leaseholder, if not paid by the latter. Leased assets subject to deferred custom duties amounts to MCh$54.8 as of December 31, 2005 (MCh$4,649.7 in 2004).

The subsidiary Santander S.A. Agente de Valores, maintains a claim for indemnity of losses named “Orsini con Orsini y Otros”, Rol N°1452-2000, before the 28° Civil Court of Santiago.

The final sentence in first instance, dated December 18, 2001, was unfavorable for the Agent; therefore it filed an annulment action against the judicial decision, and an appeal.

On November 4, 2005, the Court of Appeals rejected the annulment action against the judicial decision, however it accepted the appeal filed by the Agent, repealing the first instance sentence and rejecting the claim filed against Santander S.A. Agente de Valores.

The defendant filed, before the Supreme Court, an annulment action against the judicial decision, which is in process.

An appropriate provision will be recorded once these actions are resolved, and if they are settled unfavorably against the subsidiary. Up to the current phase of the process, their cost cannot be estimated.

c) Guarantees from operations:

In order to ensure the correct and full compliance of all its obligations as Securities Agent, in conformity with article No 30, and subsequent articles of Law 18.045 on the Securities Market, the subsidiary Santander S.A. Agente de Valores established a guaranty for UF 4,000 for the insurance policy N° 205110264, underwritten by Compañía de Seguros de Crédito Continental S.A. whose maturity is December 19, 2006.

In conformity with the General Character Regulation N°125, the subsidiary Santander Santiago S.A. Administradora General de Fondos designated the Bank as the representative of the benefits of guarantees set up per each of its funds administered for UF 1,108,278.12. In addition to these bank guarantees, other guarantees were entered into for approximately ThCh$ 93,115,378 for the Mutual Funds’ guaranteed profitability.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 22. FIDUCIARY ACTIVITIES

The following items are recorded in memorandum accounts by the Bank and represent fiduciary safekeeping and custody services:

	As of December 31,

	2004	2005

	MCh$	MCh$

Securities held in safe custody	7,164,266	9,211,863
Amount to be collected on behalf of local third parties	206,273	126,339
Amount to be collected on behalf of foreign third parties	214,756	201,475

Total	7,585,295	9,539,677

NOTE 23. PRICE-LEVEL RESTATEMENT

The price-level restatement loss is determined by restating the following non-monetary assets, liabilities and equity:

	Years ended December 31,

	2003	2004	2005

	MCh$	MCh$	MCh$
Restatement of non monetary accounts based on Consumer
Price Index:
Bank premises and equipment, net	1,973	5,421	8,961
Investments in other companies	131	88	347
Other nonmonetary assets and liabilities	496	2,664	2,200
Shareholders' equity	(10,779)	(20,590)	(29,648)

Loss from price-level restatement, net	(8,179)	(12,417)	(18,140)

NOTE 24. SALES AND PURCHASE OF LOANS

From time to time, the bank sells and purchases loans based on specific requirements from customers. During the years ended December 31, 2003, 2004 and 2005, the Bank sold loans in the amount of MCh$66,349, MCh$161,307 and MCh$91,551, respectively; however, the Bank does not enter into loans for future sale. During the years ended December 31, 2003, 2004 and 2005, the Bank purchased loans totaling MCh$16,441 MCh$27,944 and MCh$22,272 respectively. Any gains or losses on such transactions are recognized in results of operations at the time of the transactions.

The aggregate gains (losses) on sales of loans were MCh$286, MCh$22,614 and MCh$618 for the years ended December 31, 2003, 2004 and 2005, respectively.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 25. SUBSEQUENT EVENTS

Between December 31, 2005 and the date of the publication of these financial statements, no significant subsequent event exists that could materially affect these financial statements.

NOTE 26. RECENT ACCOUNTING PRONOUNCEMENTS

In accordance with Circular N°3345 issued by the Superintendency of Banks and Financial Institutions, effective January 1, 2006, the accounting criteria for valuing financial instruments acquired for negotiation or investment purposes, derivative instruments, hedges and disposals from the financial assets on the balance sheets, will be amended. The instructions of Circular N°3345 will become effective starting on June 30, 2006, with valuation differences arising from prior years’ investments being adjusted directly against the Bank’s equity.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 27. DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

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

The cumulative inflation rate in Chile as measured by the CPI for the three-year period ended December 31, 2005 was approximately 7.21% . Chilean GAAP requires that financial statements of banks be restated to reflect the total effect of the loss in the purchasing power of the Chilean peso on the financial position and results of the operations of reporting entity. The method, described in Note 1 (c), is based on a model which enables calculation of net inflation gains or losses caused by monetary assets and liabilities exposed to changes in the purchasing power of local currency, by restating all non-monetary accounts in the financial statements. The model prescribes that the historical cost of such accounts be restated for general price-level changes between the date of origin of each item and the end of the period. As permitted under Item 18 of Form 20-F of SEC Regulation S-X no adjustments have been made to reflect the elimination of price-level adjustments.

(a)	Business Combinations

(1)	Under Chile GAAP, business combinations accounted for under the purchase accounting method do not require the pushdown of the associated goodwill to the acquired entity. Furthermore, prior to January 1, 2004, assets acquired and liabilities assumed were recorded at their carrying value upon acquisition with the excess of the purchase price over the carrying value recorded as goodwil1. Additionally, “pooling of interests” treatment may be more widely applied than under U.S. GAAP.

Under U.S. GAAP, when following the purchase accounting method, pushdown accounting to the acquired entity is required for the goodwil1 generated in the business combination. Also, under U.S. GAAP, purchase accounting requires that the fair value of the assets acquired and the liabilities assumed be recorded with the excess of the purchase price over such fair values recorded as goodwil1.

The following business combinations of the Bank were accounted for as follows thereby generating the differences noted in the Chile GAAP to U.S. GAAP reconci1iations of net income and shareholders' equity based on the descriptions above:

On April 17, 1999, Banco Centra1 Hispanoamericano S.A. ("BCH') merged into Banco Santander S.A. to create Banco Santander Central Hispano ("BSCH'). For Chile GAAP purposes, the merger was accounted for as a “pooling of interests”. For U.S. GAAP purposes, purchase accounting was applied. Prior to Apri1 17, 1999, BCH indirectly held a 21.75% investment in Banco Santiago through a 50% participation in Teatinos Siglo XXI (“Teatinos”). At the time, the other 50% of Teatinos was owned by Quiñenco S.A. ("Quiñenco"). A minority interest of approximately 35.5% was held the Central Bank of Chile.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

On May 3, 1999, BSCH purchased the 50% of Teatinos that it did not already own from Quiñenco. Purchase accounting was applied under both Chile GAAP and U.S. GAAP.

The total goodwi1l generated under U.S. GAAP was pushed down to the acquired entities’ (predecessor entities to the Bank) books. Certain fair value amounts were recorded for assets acquired and 1iabi1ities assumed under U.S. GAAP which were recorded at carrying value on the Chile GAAP books.

(2)	Under Chilean GAAP, mergers of common control entities are recorded under the “pooling of interests” method. Should the minority interest be bought out, purchase accounting is not app1ied to that percentage. Additionally, historical financial statements for periods prior to the merger are not restated under the “as if” pooling of interests methodology.

Under U.S. GAAP, mergers of common control entities are also recorded under the “pooling of interests” method. However, under U.S. GAAP, in certain circumstances, the step acquisition of a minority interest would be required to be accounted for under purchase accounting (which step acquisition goodwill would also require “pushdown” as mentioned in (1)). Additionally, US GAAP requires the restatement of prior period financial statements under the “as if” pooling of interests methodology.

The following transactions were structured such that they generated the above differences resulting in adjustments in the Bank’s Chile GAAP to U.S. GAAP reconci1iations of net income and shareholders’ equity:

On Apri1 22, 2002, the Central Bank sold its remaining 35.44% participation in Banco Santiago to Teatinos, the primary shareholder of the former Banco Santander-Chile and a wholly owned subsidiary of BSCH.

On August 1, 2002, Banco Santiago and the former Banco Santander-Chile merged. To effect the merger, the minority interest of 11% of Banco Santander-Chile was bought out through the issuance of former Banco Santiago shares (as Banco Santiago was considered the acquirer). As a resu1t of the merger between the former Banco Santiago and the former Banco Santander-Chile, the former Banco Santiago issued 89,511,910,227 shares in exchange for all the outstanding common shares of the former Banco Santander-Chile using an exchange ratio of 3.55366329 for each former Banco Santander-Chile share.

Certain predecessor entities to Banco Santander Chile (inc1uding Banco Santiago and Banco Santander-Chile), for U.S. GAAP purposes, maintained goodwill or fair va1ue adjustments between their Chilean GAAP books and their U.S. GAAP books prior to the Banco Santiago-Banco Santander-Chile merger for acquisitions which they had made. See (q) be1ow for a description of these transactions.

The Bank did not record deferred taxes under either Chile GAAP or U.S. GAAP on any goodwill or intangible asset acquired as the resu1t of the acquisition as these items do not generate temporary differences as defined in either Chile GAAP nor U.S. GAAP accounting pronouncements.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(b) Amortization of Goodwill and Intangible Asset

The Bank adopted Statement of Financial Accounting Standard No. 142, “Goodwill and Other Intangible Assets”, (“SFAS 142”) as of January 1, 2002. SFAS 142 applies to all goodwill and identified intangible assets acquired in a business combination. Under the new standard, beginning January 1, 2002, all goodwill, including that acquired before initial application of the standard, and indefinite-lived intangible assets are not amortized, but must be tested for impairment at least annually. The Bank has not amortized any U.S. GAAP goodwill since the provisions of SFAS N°142, became effective.

The Bank has performed the impairment test of goodwill and intangible assets with indefinite lives as required by the standard, which did not result in any impairment.

(c) Income taxes

Under Chilean GAAP, prior to 1999, the Bank did not record the effects of deferred income taxes. Effective January 1, 1999, and in accordance with the new accounting standard under Chilean GAAP (Technical Bulletin No. 60), the Bank was required to record the effects of deferred tax assets and liabilities based on the liability method, with deferred tax assets and liabilities established for temporary differences between the financial reporting basis and the tax basis of the Bank’s assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized. As a transitional provision to reduce the impact of adoption of this standard, the Bank was permitted to record a contra ("complementary") asset or liability as of the date of implementation of the new accounting standard, i.e. January 1, 1999, related to the effects of deferred income taxes from prior years. These complementary assets and liabilities are to be amortized over the average estimated period of reversal of the temporary differences which generate the future income tax asset or liability. During 2005, these complementary accounts were fully amortized.

Under SFAS No. 109, “Accounting for Income Taxes” (“SFAS 109”), income taxes are recognized using the balance sheet method (since 1999) in a manner similar to Chilean GAAP, however US GAAP did not adopt transitional provisions equivalent to the “complementary accounts” mentioned in the previous paragraph, but instead, flowed any adoption effects directly through the income statements in “Cumulative Effect of a Change in Accounting Principle”.

The effects of elimination of the complementary assets and liabilities and their respective amortization as well as effects of recording deferred income taxes on U.S. GAAP adjustments are included in the reconciliation of consolidated net income and shareholders’ equity in paragraph (t) below. Additional disclosures required under SFAS 109 are further described in paragraph (w) below.

(d) Mandatory dividends

As required by Chilean General Banking Law, unless otherwise decided by a two-thirds vote of the issued and subscribed shares, the Bank must distribute a cash dividend in an amount equal to at least 30% of its net income for each year as determined in accordance with Chilean GAAP, and record that dividend against retained earnings or current year income in shareholders’ equity when it has been approved by the Annual Shareholders’ meeting subsequent to year-end unless a higher legally binding commitment to distribute dividends exists, or unless and except to the extent the Bank has unabsorbed prior year losses. Under the provisions issued by the AICPA International Practice Task Force, such mandatory dividends, as of the year end reporting date, represent and are reported as “temporary equity” however, when, as allowed by

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

regulation, actions of shareholders are taken prior to the date of financial statement issuance, evidencing that such minimum dividend will not be fully distributed, the reclassification of such dividend may be limited to such lesser amount authorized by shareholder ratification. The effect of recording mandatory dividends in accordance with U.S. GAAP is included in the reconciliation of net income and shareholders’ equity in paragraph (t) below.

(e) Interest income recognition on non-accrual loans

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

(f) Repurchase agreements

The Bank enters into repurchase agreements as a source of financing. In this regard, the Bank’s investments which are sold subject to repurchase agreements are reclassified from their investment category to “investment collateral under agreements to repurchase”. Under U.S. GAAP, no such reclassification would be made, since, in substance, the investment securities serve only as collateral for the borrowing. For purposes of presentation of balance sheet in accordance with U.S. GAAP and in format required by the Securities and Exchange Commission under rules 210.9 to 210.9 -07 of Regulation S-X (“Article 9”), which is included in paragraph (v) to this note, investments which collateralize such borrowings are shown as trading investments.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(g) Contingent assets and liabilities

In accordance with Chilean GAAP, the Bank recognizes rights and obligations with respect to contingent loans as contingent assets and liabilities. Contingent liabilities consist of open, unused and standby letters of credit, together with guarantees by the Bank in Chilean peso, UF and foreign currencies (principally US dollars). The liabilities represent the Bank’s obligations under such agreements. Under U.S. GAAP, such contingent amounts are not recognized on the consolidated balance sheets, however, they are disclosed. The reclassification to eliminate the contingent assets against the contingent liabilities recorded under Chile GAAP has been included in the balance sheets Article 9 in paragraph (v) below.

Within contingent assets and liabilities the Bank includes financial guarantees. Disclosures required in accordance with FIN 45 “Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” are included in paragraph (ab) below. Therefore, for neither contingencies nor guarantees is there recorded an adjustment to the U.S. GAAP reconciliation of net income or shareholders’ equity.

(h) Investment securities

Under Chilean GAAP the Bank classifies their financial investments as “trading” or “permanent”. Financial investments held by the Bank with a secondary market are stated at fair market value with unrealized gains and losses included in a separate component of shareholders’ equity for those classified as permanent and with unrealized/realized gains and losses included in other operating results for those classified as trading. Some subsidiaries do not recognize fair value adjustment of trading investments with maturity lower than 90 days if the adjustment results in a gain. All other financial investments are carried at acquisition cost plus accrued interest and UF indexation adjustments. Investment securities maintained by the former Banco Santander-Chile’s subsidiaries were carried at the lower of price-level restated cost or market value. Additionally, during 2001 the former Banco Santander-Chile received permission from the Superintendency of Banks to record at amortized cost (i.e. not adjusted to market value) a portion of its portfolio of Chilean Government securities, which are hedged by specific interest rate swap agreements. During 2005, the aforementioned portfolio of Chilean government securities was completely amortized. Similarly, under Chilean GAAP interest rate swap agreements are not recorded at fair value (see paragraph (m) below).

Under U.S. GAAP, SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS 115”) requires that debt and equity securities be classified in accordance with the Bank’s intent and ability to hold the security, as follows:

  Debt securities for which the Bank has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and are reported at amortized cost. As of December 31, 2004 and 2005 the Bank did not classify any security as held-to-maturity.
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

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

Based upon these criteria, the Bank has classified its portfolio of investments in debt and equity securities, as of December 31, 2004 and 2005 as either “available-for-sale” or “trading”.

The effect of recording the market value adjustment for investments stated at the lower of price-level restated cost or market value, consistent with the valuation criteria of the Bank, the effect of the adjustment to fair value of trading investments with maturity dates less than 90 days held by certain subsidiaries and the market value adjustment to the Chilean Government securities portfolio hedged by various interest rate swap agreements, is included in the reconciliation of consolidated net income and shareholders’ equity in paragraph (t) below.

Under Chilean GAAP, the unrealized holding gains (losses) related to investments classified as permanent have been included in equity, which does not differ from the treatment as “available-for-sale” under U.S. GAAP.

The following are required disclosures for investments classified as available-for-sale in accordance with SFAS 115 and based on Article 9 balance sheet under U.S. GAAP. Realized gains and losses are determined using the proceeds from sales less the cost (specific identification method) of the investments identified to be sold. Additionally, any unrealized gain/loss recorded in equity for these investments is reversed through the income statements. Gross gains and losses realized on the sale of available-for-sale securities for the years ended December 31, 2004 and 2005 are as follows:

	Years ended December 31,

	2004	2005

	MCh$	MCh$
Proceeds from sales of “available-for-sale” securities generating
realized gains	975,582	665,513
Realized gains	23,067	7,453
Proceeds from sales of “available-for-sale” securities generating
realized losses	263,916	308,959
Realized losses	1,716	2,500

(i) Other than temporary impairment of available for sale securities

Under Chilean GAAP the Bank is not required to evaluate if marketable securities are considered to be other than temporarily impaired. Under US GAAP, SFAS 115 requires that the Bank determines for individual securities classified as available for sale whether a decline in fair value below the amortized cost basis is other than temporary. If the decline in fair value is judged to be other than temporary, the cost basis of the individual security is written down to fair value as a new cost basis and the amount of the write-down is included in earnings (that is, accounted for as a realized loss). The new cost basis does not change when subsequent recoveries in fair value occur. Subsequent increases in the fair value of available for sale securities are included in other comprehensive income and subsequent decreases in fair value, if not an other than temporary impairment, also are included in other comprehensive income.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

The bank reviewed securities with unrealized losses as of December 31, 2003, 2004 and 2005 and concluded that there was no other than temporary impairment as of December 31, 2003 and 2005. This review consisted of evaluating the economic reasons for the decline, credit rating of the issuers of the securities and on the management’s intention and ability to hold the securities until the unrealized loss is recovered.

The carrying value and market value of securities available-for-sale as of December 31, 2003, 2004 and 2005 are as follows:

	Year ended December 31, 2005

	Cost	Gross Unrealized Gains	Gross Unrealized Losses (1)	Estimated Fair Value

Available-for-Sale Investments:	MCh$	MCh$	MCh$	MCh$
Central Bank Securities	84,920	362	(957)	84,325
Chilean Treasury Bonds	34,449	690	(201)	34,938
Chilean Financial institutions	433,111	327	(18,227)	415,211
Foreign investments	29,058	-	(441)	28,617

Total	581,538	1,379	(19,826)	563,091

	Year ended December 31, 2004

	Cost	Gross Unrealized Gains	Gross Unrealized Losses (1)	Estimated Fair Value

Available-for-Sale Investments:	MCh$	MCh$	MCh$	MCh$
Central Bank Securities	116,269	945	(217)	116,997
Chilean Treasury Bonds	160,638	6,178	(33)	166,783
Other securities of Chilean institutions	125,868	418	(695)	125,591
Chilean Financial institutions	116,327	660	(882)	116,105
Foreign investments	49,344	446	(467)	49,323

Total	568,446	8,647	(2,294)	574,799

	Year ended December 31, 2003

	Cost	Gross Unrealized Gains	Gross Unrealized Losses (1)	Estimated Fair Value

Available-for-Sale Investments:	MCh$	MCh$	MCh$	MCh$
Central Bank Securities	393,436	1,984	(122)	395,298
Chilean Treasury Bonds	204,044	2,834	(123)	206,755
Other securities of Chilean institutions	122,128	342	(717)	121,752
Chilean Financial institutions	380,890	3,143	(1,387)	382,645
Foreign investments	31,423	495	(741)	31,177

Total	1,131,921	8,798	(3,090)	1,137,627

(1)	Investments with unrealized losses are disclosed and segregated in accordance with paragraph 21 of EITF 03-01. The unrealized losses were caused by interest rate increases. The contractual terms of these investments do not permit the issuer to settle the securities at a price less than the amortized cost of the investment. Because the Bank has the ability and intent to hold these investment until a recovery of fair value, which may be maturity, the bank does not consider these investments to be other than temporarily impaired as of December 31, 2005.

(2)	During the fourth quarter of 2004, the Bank determined that certain of its available-for-sale securities of Chilean institutions had declines in value that were considered other than temporary, recording a charge to net income of MCh$ 3,006 to record these securities at their market values at that date. Future unrealized gains or losses will be recorded in other comprehensive income consistent with the accounting treatment for available-for-sale securities.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

The following table shows the unrealized loss position of the available-for-sale investments as of December 31, 2005:

	Less than 12 months			12 months or more			Total

	Amortized cost	Fair value	Unrealized losses	Amortized cost	Fair value	Unrealized losses	Amortized cost	Fair value	Unrealized losses

	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Central Bank Securities	67,199	66,242	(957)	18	18	-	67,217	66,260	(957)
Chilean Treasury Bonds	12,141	11,940	(201)	108	108	-	12,249	12,048	(201)
Chilean Financial institutions	403,066	384,863	(18,203)	558	534	(24)	403,624	385,397	(18,227)
Foreign investments	-	-	-	25,576	25,135	(441)	25,576	25,135	(441)

Total	482,406	463,045	(19,361)	26,260	25,795	(465)	508,666	488,840	(19,826)

(j) Contractual maturities and other disclosures

The contractual maturities of securities classified by the Bank as available-for-sale are as follows:

	Year ended December 31, 2005

	Within one year	After one year but within five years	After five years but within ten years	After ten years	Total

Available-for-Sale Investments:	MCh$	MCh$	MCh$	MCh$	MCh$
Central Bank Securities	12,971	50,745	20,580	29	84,325
Chilean Treasury Bonds	5,084	14,873	13,405	1,576	34,938
Chilean Financial institutions	83	6,543	51,969	356,616	415,211
Foreign investments	3,482	14,314	10,821	-	28,617

Total	21,620	86,475	96,775	358,221	563,091

Under U.S.GAAP, the Bank is required to disclose the amounts of unrealized holding gains and losses included in income on securities classified as trading. For the years ended December 31, 2003, 2004 and 2005, the Bank recognized in income net unrealized holding gains (losses) of MCh$ 1,253, MCh$ 2,572 and MCh$ (1,580) respectively, on these securities.

During 2005, the bank has not recorded any charge to net income as result of other than temporary impairment of its available-for-sale portfolio.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(k) Allowance for loan losses

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

Based on the preceding calculations under provisions of SFAS No.114 the Bank reduced the total loan loss allowance by MCh$ 9,029 and MCh$8,000 for the years ended December 31, 2004 and 2005, respectively.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

Based on the loan losses allowance estimation process described above the Bank determined the allowance for loan losses under U.S. GAAP, and compared this estimate with the reported allowance determined in accordance with the guidelines established by the Superintendency of Banks. The recorded additional (“voluntary” under previous regulations) loan loss allowance, permitted under Chilean GAAP, was then deducted from the additional allowance requirements under U.S. GAAP to arrive at a cumulative U.S. GAAP adjustment for the Bank, as follows:

	As of December 31,

	2004	2005

	MCh$	MCh$
U.S. GAAP loan loss allowance	(170,530)	(139,866)
Chilean GAAP loan allowance required by the Superintendency of Banks	171,269	147,866

U.S. GAAP adjustment prior to voluntary loan loss allowance	739	8,000
Less: Chilean GAAP additional loan loss allowance (1)	8,290	-

Cumulative U.S. GAAP adjustment	9,029	8,000

(1)	“Voluntary allowance” until December 31, 2003 and “Additional reserves” under the new regulations effective January 1, 2004.

The effect of accounting for loan losses in accordance with U.S. GAAP is included in the reconciliation of the net income and shareholders’ equity in paragraph (t) below.

2.	Recognition of Income

As of December 31, 2004 and 2005, the recorded investment in loans for which impairment has been recognized in accordance with SFAS 114 totaled to MCh$ 316,849 and MCh$ 252,385, respectively, with a corresponding valuation allowance of MCh$ 146,528 and MCh$ 115,249, respectively. For the years ended December 31, 2004 and 2005 the average recorded investment in impaired loans was MCh$ 163,289 and MCh$ 284,843, respectively. For the three years ended December 31, 2005, during the portion of the year that the loans were impaired the Bank recognized MCh$ 19,579, MCh$ 1,977 and MCh$ 548 of interest on impaired loans. As of December 31, 2004 and 2005, the Bank had made provisions against all loans which it considered to be impaired.

3.	Loan loss recoveries

Under U.S. GAAP recoveries of loans previously charged-off are presented as a reduction of the provision for loan losses. Under Chilean GAAP, until 2003, such recoveries were recognized as other income. Beginning 2004, such recoveries are presented as a reduction of the provision for loan losses. This reclassification is included in the Article 9 financial statements of the Bank presented in paragraph (v) below.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

The following presents an analysis under U.S. GAAP, for the year ended December 31, 2003, 2004 and 2005, of the changes in the reserve for loan losses during the years presented:

	As of December 31,

	2003	2004	2005

	MCh$	MCh$	MCh$
Allowances for loan losses in accordance with U.S. GAAP, as of January 1	165,690	184,907	170,530
Price-level restatement (1)	(1,564)	(4,693)	(6,273)
Loan loss recoveries	36,020	49,718	46,101
Charge-offs	(106,434)	(123,770)	(136,733)
Provisions established	117,120	134,923	116,206
Provisions released	(25,925)	(70,555)	(49,965)

Allowances for loan losses in accordance with U.S. GAAP, as of December 31,	184,907	170,530	139,866

(1)	Reflects the effect of inflation on the allowance of loan losses under Chilean GAAP at the beginning of each period, adjusted to constant Chilean pesos of December 31, 2005.

4.	Charge-offs

As discussed in Note 1 (l) of these financial statements, under Chilean GAAP the Bank charges-off loans when collection efforts have been exhausted. Under the rules and regulations established by the Superintendency of Banks, charge-offs must be made within the following maximum prescribed limits:

	-	24 months after a loan is past due (3 months for consumer loans) for loans without collateral;
	-	36 months after a loan is past due for loans with collateral.

Under U.S. GAAP, loans should be written-off in the period that they are deemed uncollectible. The Bank believes that the charge-off policies it applies in accordance with Chilean GAAP are substantially the same as those required under U.S. GAAP, and therefore the potential difference is not significant to the presentation of its financial statements.

(l) Investments in other companies

Under Chilean GAAP, certain long-term investments of less than 20% of the outstanding shares in other companies have been recorded using the equity method of accounting. Under U.S. GAAP those investments generally would have been recorded at cost. The effect of accounting for investments in other companies in accordance with U.S. GAAP is included in the reconciliation of consolidated net income and shareholders’ equity in paragraph (t) below.

(m) Derivatives

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

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

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

The Bank enters into derivative transactions for its own behalf and to meet customers’ risk management needs. Generally the Bank enters into forward contracts in U.S. dollars against the Chilean peso or the UF, however, occasionally, forward contracts are also made in other currencies, but only when the Bank acts as an intermediary. Other derivative transactions include primarily interest rate swaps (pay fixed-receive floating) and rate lock agreements. These are used for hedging purposes in order to manage, among other risks, interest rate and fair value risk related to the Yankee bonds of Chilean companies, Chilean Government securities bought by the Bank and certain mortgage loans.

In order to manage any credit risk associated with its derivative products, the Bank grants lines of credit to its counterparties, in accordance with its credit policies, for each derivative transaction. The counterparty risk exposure is a function of the type of derivative, the term to maturity of the transaction and the volatility of the risk factors that affect the derivative’s market value.

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

As described in Note 1, under Chilean GAAP the Bank records differences between interest income and interest expense on interest rate swap transactions, in net income in the period when cash settlements under the agreements are made. The fair value of the swap agreement and changes in the fair value as a result of changes in market interest rates are not recognized at each period-close in the Chilean GAAP consolidated financial statements.

Beginning January 1, 2001, the Bank adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS No.138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities - an amendment of FASB Statement No. 133" (collectively “SFAS 133”), which establishes comprehensive accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. The standard requires that all derivative instruments be recorded in the balance sheet at fair value. However, the accounting for changes in fair value of the derivative instrument depends on the purpose for which the derivative instrument was entered into and whether the derivative instrument qualifies as a hedge. The standards also require formal documentation of hedging relationships and effectiveness testing when hedge accounting is to be applied. If the derivative instrument does not qualify as a hedge, changes in fair value are reported in earnings when they occur. If the derivative instrument qualifies as a hedge, the accounting treatment varies based on the type of risk being hedged.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

Under U.S. GAAP, the Bank records swap agreements at their estimated fair value and forward contracts between the U.S. dollar and the Chilean peso are valued at their fair value based on the forward exchange rate. Under the previously applied accounting standard, forward contracts were also recorded at fair value as they were considered operational in nature, and did not qualify for hedge accounting treatment.

Current Chilean accounting rules do not consider the existence of derivative instruments embedded in other contracts and therefore they are not reflected in the financial statements. For U.S. GAAP purposes, certain implicit or explicit terms included in host contracts that affect some or all of the cash flows or the value of other exchanges required by the contract in a manner similar to a derivative instrument, must be separated from the host contract and accounted for at fair value. The Bank separately measures embedded derivatives as freestanding derivative instruments at their estimated fair values recognizing changes in earnings when they occur. Currently the only host contracts that the Bank has, which have implicit or explicit terms that must be separately accounted for at fair value, are service type contract related to computer service agreement and insurance agreements.

The effects of the adjustments with respect to foreign exchange contracts, interest rate and foreign currency swaps agreements on the net income and shareholders’ equity of the Bank are included in paragraph (t) below. For the years ended December 31, 2003, 2004 and 2005 the effects of embedded derivatives were not significant.

Under Chilean GAAP, derivative instruments are presented on a net basis in the accounts “Other assets” and “Other liabilities”. Under U.S. GAAP, such amounts would be netted only where a legal right to offset exists. The effect of this reclassification has been included in the presentation of the balance sheets of the Bank prepared in accordance with Article 9 presented in paragraph (v) below.

(n) Recoveries of loans previously charged-off

Under U.S. GAAP, recoveries of loans previously charged-off are reflected as decrease of the provision for loan losses; under Chilean GAAP, until 2003, they were presented as other income. Beginning in 2004, such recoveries are presented as a reduction of the provision for loan losses. This reclassification has been included in the Article 9 financial statements of the Bank, presented in paragraph (v) below. Certain timing differences exist in recording of recoveries caused by previous Chilean GAAP - U.S. GAAP accounting differences which have not yet reversed.

(o) Capitalization of interest costs

For Chilean GAAP purposes, the Bank does not capitalize interest costs on the assets that are constructed for its own use. Under SFAS No. 34, interest costs should be capitalized as they are considered part of the historical cost of acquiring these assets. The effect of accounting for capitalization of interest costs in accordance with U.S. GAAP is included in the reconciliation of net income and shareholders’ equity in paragraph (t) below.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(p) Mortgage loans purchased

Banco Santander Chile acquired mortgage loans (so called ANAP portfolio) from former savings and loans institutions at a discount. In 1990, based on the then-existing regulations, the discount on a portion of the loans acquired was recognized as income. Under U.S. GAAP, such discount should be amortized over the life of the related loans. The effect of accounting for mortgage loans purchased in accordance with U.S. GAAP is included in the reconciliation of net income and shareholders’ equity in paragraph (t) below.

(q) Acquisition of Financial Assets

The following business combinations took place prior to the merger of Banco Santiago and Banco Santander-Chile which continue to require adjustments between Chilean GAAP and U.S. GAAP in the net income and shareholders’ equity reconciliations in (t):

(1) Acquisition of Banco O’Higgins

For Chilean GAAP purposes, the merger between the former Banco Santiago and Banco O’Higgins that took place during 1997 was accounted for using “pooling of interests”. The assets acquired and liabilities assumed were combined at their carrying values on the books of the successor entity and the operations were accounted for as combined from January 1, 1997.

For U.S. GAAP purposes, the former Banco Santiago accounted for the business combination as a purchase of Banco O’Higgins. Consequently, goodwill was recorded as the difference between the purchase price and the fair value of the assets acquired and the liabilities assumed (which, in management’s opinion, approximated book value).

The unamortized goodwill associated with this merger on the books of Banco Santiago, for U.S. GAAP purposes, as of the date of the merger with the former Banco Santiago Santander-Chile is implicity included in the goodwill of Teatinos which had been acquired by BCSH as explained in (a).

(2) Acquisition of Banco Osorno y la Unión

During 1996, the former Banco Santander-Chile merged with Banco Osorno y la Unión (“Banco Osorno”). The treatment for both Chilean GAAP purposes and U.S. GAAP purposes was equivalent to the treatment for both U.S. GAAP and Chile GAAP in the Banco O’Higgins transaction in (1) with the exception that the acquisition of Banco Osorno was defined as a reverse acquisition. The Chile GAAP treatment was applied as of January 1, 1996.

(r) Assets received in lieu of payment

As instructed by the Superintendency of Banks, assets received in lieu of payment are carried at cost, less a global valuation allowance if the total of the fair value of those assets is lower than the carrying amount. If the asset is not sold within one year, then recorded asset amounts should be written-off on a straight-line basis over the following 12-month period (18-month period prior January 1, 2004).

Under U.S. GAAP, assets received in lieu of payment are initially recorded at fair value less any estimated costs to sell at the date of foreclosure, on an individual asset basis. Subsequent to foreclosure, valuations should be periodically performed to record any impairment. The effect of recording these assets in accordance with U.S. GAAP in the Bank is included in the reconciliation of net income and shareholders' equity in paragraph (t) below.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(s) Accrued interest and indexation adjustment

Under Chilean GAAP, accrued interest and indexation adjustment are presented with the principle amounts of the investments to which they accrete. Under U.S. GAAP accrued interest and indexation adjustment would be presented as separate line items in the balance sheet. The amount of this reclassification is not readily determinable.

(t) Summary of net income and shareholders’ equity differences

The following is a reconciliation of net income under Chilean GAAP to the corresponding amounts under U.S. GAAP:

	Year Ended December 31,

	2003 Total	2004 Total	2005 Total	2005 Total

	MCh$	MCh$	MCh$	ThUS$
				(Note 1(r))

Net income in accordance with Chilean GAAP	219,786	205,991	239,710	466,171

Push-down accounting (Note 27 (a))
Amortization of trademarks and other	(10,672)	(10,706)	(12,985)	(25,253)
Amortization of fair value increment of net assets	(3,767)	(3,769)	(3,770)	(7,332)
Deferred income taxes (Note 27(c))	(438)	25	27	53
Investment securities (Note 27(h))	(13,870)	650	2,524	4,909
Allowance for loan losses (Note 27(k))	(20,306)	15,299	(1,029)	(2,001)
Investments in other companies (Note 27(l))	46	(8)	8	16
Derivatives (Note 27(m))	14,054	(6,512)	6,862	13,345
Recoveries of loans (Note 27(n))	1,754	10	-	-
Capitalization of interest costs (Note 27(o))	(45)	(50)	(50)	(97)
Mortgage loans purchased (Note 27(p))	59	41	87	169
Assets received in lieu of payment (Note 27(r))	249	7,969	(4,717)	(9,173)
Deferred tax effect of U.S. GAAP adjustments	2,928	(2,810)	(625)	(1,215)

Net income in accordance with U.S. GAAP	189,778	206,130	226,042	439,592
Other comprehensive income, net of tax:
Unrealized gain (losses) on available-for-sale securities (27 (x))	(5,150)	650	(22,835)	(44,408)

Comprehensive income in accordance with U.S. GAAP	184,628	206,780	203,207	395,184

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

The following is a reconciliation of shareholders’ equity under Chilean GAAP to the corresponding amounts under U.S. GAAP:

	At December 31,

	2004 MCh$	2005 MCh$	2005 ThUS$
			(Note 1(r))

Shareholders’ equity in accordance with Chilean GAAP	1,069,103	1,081,831	2,103,870

Push Down Accounting (Note 27(a))
Goodwill	490,837	490,837	954,546
Fair value of intangibles	89,460	76,475	148,723
Fair value increment of net assets	12,785	9,015	17,531
Deferred income taxes (Note 27(c))	(27)	-	-
Mandatory dividends (Note 27(d))	(61,798)	(71,913)	(139,851)
Investment securities (Note 27(h))	3,314	3,006	5,846
Allowance for loan losses (Note 27(k))	9,029	8,000	15,558
Investments in other companies (Note 27(l))	394	402	782
Derivatives (Note 27(m))	(8,741)	(1,879)	(3,654)
Recoveries of loans (Note 27(n))	(1,275)	(1,275)	(2,480)
Capitalization of interest costs (Note 27(o))	3,845	3,795	7,380
Mortgage loans purchased (Note 27(p))	(87)	-	-
Assets received in lieu of payment (Note 27(r))	8,339	3,622	7,044
Deferred tax effect of U.S. GAAP adjustments	(2,452)	(2,596)	(5,049)
Acquisition of financial assets (Note 27(q))	298,942	298,942	581,362

Shareholders’ equity in accordance with U.S. GAAP	1,911,668	1,898,262	3,691,608

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

The following summarized the changes in the shareholders’ equity of the Bank under U.S. GAAP during the years ended December 31, 2003, 2004 and 2005:

	As of December 31,

	2003 Total	2004 Total	2005 Total	2005 Total

	MCh$	MCh$	MCh$	ThUS$ (Note (1r))
Balance at January 1,	1,917,506	1,920,774	1,911,668	3,717,680
Dividends paid	(166,019)	(220,023)	(206,498)	(401,584)
Mandatory dividends, previous date	50,594	65,935	61,798	120,180
Mandatory dividends, closing date	(65,935)	(61,798)	(71,913)	(139,851)
Unrealized gains on available-for-sale investments, net of tax	(5,150)	650	(22,835)	(44,408)
Net income in accordance with U.S. GAAP	189,778	206,130	226,042	439,592

Balance at December 31,	1,920,774	1,911,668	1,898,262	3,691,608

(u) Earnings per share

The following disclosure of net income per share information is not generally required for presentation in the financial statements under Chilean GAAP but is required under U.S. GAAP. Earnings per share are determined by dividing net income by the weighted average number of total shares outstanding.

	Years Ended December 31,
	2003	2004	2005

Chilean GAAP (1)	Ch$	Ch$	Ch$
Earnings per share	1.17	1.09	1.27
Weighted average number of total shares outstanding (in millions)	188,446.1	188,446.1	188,446.1

U.S. GAAP (1)
Earnings per share from continuing operations	0.92	0.97	-
Earnings per share from discontinued operations	0.09	0.12	-
Net income per share	1.01	1.09	1.20
Weighted average number of total shares outstanding (in millions)	188,446.1	188,446.1	188,446.1

(1)	Basic earnings per share have been calculated by dividing net income by the weighted average number of common shares outstanding during the year. There are no potentially dilutive effects on the earnings of the Banco Santiago as it had not issued convertible debt or equity securities.

(v) Article 9 Income Statements and Balance Sheets

In addition to the adjustments to U.S. GAAP included in paragraph (t), the presentation of the consolidated financial statements differs significantly from the format required by the Securities and Exchange Commission under rules 210.9 to 210.9 -07 of Regulation S-X (Article 9). The following balance sheets and income statements have been restated in constant Chilean pesos of December 31, 2005 purchasing power using the adjustment factor arising from the CPI, and are presented in the format prescribed by Article 9 of Regulation S-X.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

The principal reclassifications which were made to the primary Chilean GAAP consolidated financial statements in order to present them in the Article 9 format are as follows:

1.	Elimination of contingent assets and liabilities from the balance sheet.
2.	Reclassification of fees relating to contingent loans from interest income under Chilean GAAP to non interest income under Article 9.
3.	Reclassification of the cash clearing account out of cash and due from banks.
4.	Presentation of forward contracts classified based on the existence of legal right to offset.
5.	Presentation in the Income Statements of the results of discontinued operations arising from the sale of the Santiago Express Division in 2004 and in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of long-Lived Assets”.
6.	Reclassification of repurchase agreements from investments to investments under agreements to repurchase.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

The following income statements have been prepared in accordance with U.S. GAAP and are presented in accordance with requirements of Article 9, except for the inclusion of price-level restatement permitted under Item 18 of form 20-F:

	Years ended December 31,

	2003	2004	2005

	MCh$	MCh$	MCh$
Interest income
Interest and fees on loans	688,005	695,039	892,021
Interest on investments	(64,588)	92,352	114,673
Interest on mortgage finance bonds	6,287	-	-
Interest on deposits with banks	1,252	446	2,372
Interest on investments under agreement to resell	5,267	1,845	1,487

Total interest income	636,223	789,682	1,010,553

Interest expense
Interest on deposits	(131,634)	(128,666)	(243,605)
Interest on investments under agreement to repurchase	(79)	(17,863)	(15,964)
Interest on short-term debt	(19,053)	(27,331)	(46,862)
Interest on long-term debt	(177,482)	(130,956)	(127,894)
Interest on other borrowed funds	-	(7,588)	(4,967)
Price level restatement (1)	(8,179)	(12,446)	(18,140)

Total interest expense	(336,427)	(324,850)	(457,432)

Net interest income	299,796	464,832	553,121

Provision for loan losses	(91,093)	(67,493)	(64,561)

Net interest income after provision for loan losses	208,703	397,339	488,560

Other income
Fees and commissions, net	80,878	84,693	85,612
Gain on trading activities	29,296	32,110	17,789
Net gains (losses) on foreign exchange activities	161,403	7,883	2,684
Other	24,829	29,112	21,642

Total other income	296,406	153,798	127,727

Other expenses
Salaries	(131,339)	(135,117)	(139,219)
Net premises and equipment expenses	(34,321)	(49,340)	(49,406)
Administration expenses	(94,549)	(87,726)	(90,477)
Other expenses	(31,089)	(50,115)	(60,584)
Minority interest	(170)	(190)	(133)

Total other expenses	(291,468)	(322,488)	(339,819)

Income from continuing operations before income taxes	213,641	228,649	276,468
Income taxes from continuing operations	(40,588)	(45,630)	(50,426)

Income from continuing operations	173,053	183,019	226,042

Discontinued operations:
Gain from discontinued operations of Santiago Express Division	20,029	5,230	-
Gain on disposal of Santiago Express Division	-	22,614	-
Income tax expense	(3,304)	(4,733)	-

Income from discontinued operations	16,725	23,111	-

Net income	189,778	206,130	226,042
Other comprehensive income	(5,150)	650	(22,835)
Comprehensive income	184,628	206,780	203,207

(1)	The price-level adjustment includes the effect of inflation primarily resulting from interest-earning assets and interest-bearing liabilities. As the Bank does not record the price-level adjustment for separate categories of assets and liabilities, such adjustment is presented as a component of interest expense.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

The following balance sheets as of December 31, 2004 and 2005 have been prepared in accordance with U.S. GAAP, except for the inclusion of price-level restatement permitted under item 18 of Form 20-F, and are presented in accordance with the requirements of Article 9.

	As of December 31,

	2004	2005

	MCh$	MCh$
ASSETS
Cash and due from banks	355,477	869,466
Interest bearing deposits	236,895	296,128
Investments under agreements to resell	24,516	23,120
Investments:
Trading Investments	1,413,715	581,268
Available-for-sale investments	574,799	563,091

Sub-total	2,605,402	2,333,073

Loans	8,176,916	9,373,723
Unearned income	(110,511)	(130,881)
Allowance for loan losses	(170,530)	(139,866)

Loans, net	7,895,875	9,102,976
Premises and equipment, net	246,506	258,647
Goodwill, net	789,779	789,779
Intangibles, net	89,460	76,475
Other assets	629,742	1,276,725

Total Assets	12,256,764	13,837,675

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits:
Non interest bearing	1,920,212	2,024,420
Interest bearing	4,631,098	5,907,998

Total deposits	6,551,310	7,932,418
Short-term borrowings	960,405	1,365,646
Investments sold under agreement to repurchase	448,464	49,779
Other liabilities	513,219	1,162,429
Long-term debt	1,870,374	1,427,677

Sub-total	3,792,462	4,005,531
Minority interest	1,324	1,464
Common stock	746,037	746,037
Other shareholders’ equity	1,165,631	1,152,225

Total Liabilities and Shareholders’ Equity	12,256,764	13,837,675

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

Total assets set forth in the basic Chilean GAAP balance sheets are reconciled to total assets in the Article 9 balance sheets above as follows:

	As of December 31,

	2004	2005

	MCh$	MCh$
Total assets of the Bank under Chilean GAAP	12,507,481	13,096,821
Elimination of off-setting assets and liabilities:
Cash clearing account	(441,992)	(144,391)
Contingent loans	(902,317)	(929,472)
Reclassification of forward contracts	178,676	934,032
U.S. GAAP adjustments (1)	914,916	880,685

Total assets under Article 9 presentation	12,256,764	13,837,675

(1)	These assets represent those which differ in recorded cost from Chile GAAP or are non-existent in Chile GAAP.

Consolidated statements of cash flows

Under US GAAP, changes in other assets and liabilities such as other receivables, prepaid assets and accruals for salaries and vacations should be presented as cash flows from operating activities. Under Chilean GAAP, these are presented as cash flows from investing activities. Additionally, the non-cash movements related to assets received in lieu of payments are not reported as supplemental information under Chilean GAAP, as usually required under US GAAP. This reclassification and the disclosure of non-cash activity are included in the consolidated statements of cash flows below.

The consolidated statements of cash flows have been prepared in accordance with Chilean GAAP, and are presented in accordance with the requirements of Article 9, except for the inclusion of price-level restatement permitted under item 18 of Form 20-F.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(w) Income taxes

The reconciliation of the provision for income taxes charged to income under Chilean GAAP to the corresponding amounts under U.S. GAAP is as follows:

	Years Ended December 31,

	2003	2004	2005

	MCh$	MCh$	MCh$
Charge for the period under Chilean GAAP	46,382	47,578	49,828
U.S. GAAP Adjustments:
Deferred tax effect of applying SFAS No. 109	438	(25)	(27)
Deferred tax effect of U.S. GAAP adjustments	(2,928)	2,810	625

Charge for the period under U.S. GAAP	43,892	50,363	50,426

Deferred tax assets and liabilities for the Bank under U.S. GAAP are summarized as follows:

	As of December 31,

Temporary differences	2004	2005

	MCh$	MCh$
Allowance for loan losses	20,812	10,146
Accrued interest	2,650	2,969
Future contracts	1,318	1,308
Other provisions	7,295	14,165
Foreign exchange	409	758
Bank premises and equipment	9,620	8,449
Assets received in lieu of payment	1,377	1,595
Miscellaneous	3,874	(1,538)

Total deferred tax assets	47,355	42,537

Accelerated depreciation	1,375	2,574
Valuation of investments	165	(21)
Prepaid expenses	1,613	1,504
Miscellaneous	476	1,240

Total deferred tax liabilities	3,629	5,297

Net deferred tax assets	43,726	37,240

The Bank has not recorded a valuation allowance against any of its deferred tax assets as it believes that it is more likely than not that it will recover their value.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

The U.S. GAAP provision for income taxes differs from the amount of income tax provision determined by applying the Chilean statutory income tax rate to U.S. GAAP pretax income as a result of the following differences:

	2003	2004	2005
	MCh$	MCh$	MCh$

Chilean taxes due at the statutory rate	38,555	43,604	47,000
Increase (decrease) in rates resulting from:
Non-taxable income	(399)	(94)	(5,885)
Non-deductible expenses	3,354	4,392	7,104
Amortization of intangibles	2,382	2,461	2,207

At effective tax rate	43,892	50,363	50,426

The Chilean statutory first category (corporate) income tax rate was 16.5% for 2003 and 17% for 2004 and 2005.

(x) Accumulated other comprehensive income

The Bank presents accumulated other comprehensive income and its components with the objective of reporting a measure of all changes in shareholders’ equity that result from transactions and other economic events of the period other than transactions with owners (“comprehensive income”). Comprehensive income is the total net income and other non-owner equity transactions that result in changes in net equity. The following represents accumulated other comprehensive income of the Bank, net of deferred taxes as of December 31, 2003, 2004 and 2005:

	Year ended December 31, 2005

	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount

	MCh$	MCh$	MCh$
Beginning balance	6,353	(1,081)	5,272
Price-level restatement (1)	(214)	36	(178)
Unrealized gains on securities available for sale:
Unrealized gains arising during the period	(32,465)	5,519	(26,946)
Less: reclassification adjustment for gains included in net income	4,953	(842)	4,111

Net unrealized gains	(27,512)	4,677	(22,835)

Ending balance	(21,373)	3,632	(17,741)

	Year ended December 31, 2004

	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount

	MCh$	MCh$	MCh$
Beginning balance	5,707	(970)	4,737
Price-level restatement (1)	(138)	23	(115)
Unrealized gains on securities available for sale:
Unrealized gains arising during the period	(20,567)	3,496	(17,071)
Less: reclassification adjustment for gains included in net income	21,351	(3,630)	17,721

Net unrealized gains	784	(134)	650

Ending balance	6,353	(1,081)	5,272

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

	Year ended December 31, 2003

	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount

	MCh$	MCh$	MCh$
Beginning balance	12,027	(1,985)	10,042
Price-level restatement (1)	(114)	(41)	(155)
Unrealized gains on securities available for sale:
Unrealized gains arising during the period	(11,822)	2,010	(9,812)
Less: reclassification adjustment for gains included in net income	5,616	(954)	4,662

Net unrealized gains	(6,206)	1,056	(5,150)

Ending balance	5,707	(970)	4,737

(1)	Reflects the effect of inflation on the accumulated other comprehensive income at the beginning of each period, adjusted to constant pesos of December 31, 2005.

(y) Segment Information

The following disclosure of segment information is not required for presentation in the financial statements under Chilean GAAP, however in accordance with SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information” the Bank discloses the following segment information based on the management approach. The Bank’s internal organization is structured on the basis of the client segments the Bank serves. We provide a full range of financial services to corporate and individual customers. We divide clients in this segment into the following segments:

  Lower-middle to middle-income (Santander Banefe), consisting of individuals with monthly income between Ch$120,000 (US$233) and Ch$400,000 (US$ 778), which are served through our Banefe branch network. This segment accounts for 4.8% of our loans as of December 31, 2005. This segment offers customers a range of products, including consumer loans, credit cards, auto loans, residential mortgage loans, debit card accounts, savings products, mutual funds and insurance brokerage.

  Middle- and upper-income, consisting of individuals with a monthly income greater than Ch$400,000 (US$778). This segment accounts for 36.6% of our loans as of December 31, 2005 and offers customers a range of products, including consumer loans, credit cards, auto loans, commercial loans, foreign trade financing, residential mortgage loans, checking accounts, savings products, mutual funds and insurance brokerage.

  Small and mid-sized businesses, consisting of small companies with annual sales less than Ch$1,200 million (US$2.3 million). As of December 31, 2005, small companies represented approximately 14.4% of our total loans outstanding. This segment offers customers a range of products, including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, savings products, mutual funds and insurance brokerage.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

  Institutional lending, consisting mainly of institutional corporations such as universities, government agencies, municipalities and regional governments. As of December 31, 2005, these clients represented 1.9% of our total loans outstanding and offer customers a range of products, including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, cash management, savings products, mutual funds and insurance brokerage.

  Mid-sized companies, consisting of companies with annual sales over Ch$1,200 million (US$2.3 million) and up to Ch$3,500 million (US$6.8 million). This segment offers customers a wide range of products, including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, cash management, treasury services, financial advisory, savings products, mutual funds and insurance brokerage. As of December 31, 2005, these clients represented 7.9% of our total loans outstanding.

  Real estate. This segment also includes all companies in the real estate sector. As of December 31, 2005, these clients represented 4.9% of our total loans outstanding. To clients in the real estate sector we offer a part from traditional banking services, specialized services for financing primarily residential projects in order to push the sale of residential mortgage loans.

  Large companies, consisting of companies with annual sales over Ch$3,500 million (US$6.8 million). This segment offers customers a wide range of products, including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, cash management, treasury services, financial advisory, savings products, mutual funds and insurance brokerage. As of December 31, 2005, these clients represented 9.8% of our total loans outstanding.

  Wholesale banking, consisting of companies that are foreign multinationals or part of a large Chilean economic group with sale over Ch$3,500 million (US$6.8 million). As of December 31, 2005, these clients represented 17.5% of our total loans outstanding. This segment offers customers a wide range of products, including commercial loans, leasing, factoring, foreign trade, mortgage loans, checking accounts, cash management, treasury services, financial advisory, savings products, mutual funds and insurance brokerage.

  Treasury Division, provides sophisticated financial products mainly to companies in the Global banking and the Middle market segments. This includes products such as short-term financing and funding, securities brokerage, interest rate and foreign currency derivatives, securitization services and other tailor made financial products. The Treasury division also manages the Bank’s trading positions as well as the non-trading investment portfolio.

The accounting policies of the segments are the same as those described in the summary of significant accounting principles, and are customized to meet the needs of management of the Bank. The Bank derives a majority of its revenues from interest income and the chief operating decision maker relies primarily on net interest revenue to assess the performance of the segments and make decisions about resources to be allocated to the segments. No balance sheet segment information is prepared or distributed. In 2005 the Bank refined its segments and revised its 2004 segment information to conform to the newly defined segments. For the year ended December 31, 2003, it was not practicable for the Bank to present its segment information as redefined.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

The table below sets forth our lines of business and certain statistical information relating to each of them as of December 31, 2005 and 2004.

	For the year ended December 31, 2005

Segment	Loans	Net Interest Revenue(1)	Fees & Income from Services	Net Loan Loss Allowances(2)	Net Client Contribution(3)

	(millions of constant Ch$ as of December 31, 2005)

Santander Banefe	491,424	82,063	15,900	(26,271)	71,692
Middle-upper income	3,715,575	189,584	58,567	(24,928)	223,223
Santiago Leasing	494	158	-	29	187

Total Individuals	4,207,493	271,805	74,467	(51,170)	295,102
Small businesses	1,462,521	91,427	18,736	(15,411)	94,752

Total Retail	5,670,014	363,232	93,203	(66,581)	389,854

Institutional lending	193,190	6,482	1,633	(16)	8,099

Mid-sized companies	805,091	24,537	4,176	(1,750)	26,963
Real estate	499,422	8,342	1,068	(697)	8,713
Large companies	994,439	18,425	3,187	3,397	25,009
Santiago Leasing	2,371	758	-	140	898

Total Middle Market	2,301,323	52,062	8,431	1,090	61,583

Wholesale banking	1,777,361	26,438	7,476	1,919	35,833

Treasury (4)	-	75,399	-	-	75,399

Others (5)	202,385	24,950	27,623	56	52,629

Total	10,144,273	548,563	138,366	(63,532)	623,397

Other operating income (6)	(15,198)
Other income and expenses	(21,468)
Operating expenses	(279,053)
Net loss from price-level
restatement	(18,140)

Net income before income
taxes	289,538

(1)	Includes net interest revenue and foreign exchange transactions, net.
(2)	Includes allowances for loan losses, charge-offs and loan loss recoveries.
(3)	Equal to net interest revenue plus fee income minus allowances for loan losses.
(4)	Includes Santander S.A. Agente de Valores.
(5)	Includes contribution of other Bank subsidiaries and other non-segmented items.
(6)	Excludes foreign exchange transaction, net.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

	For the year ended December 31, 2004

Segment	Loans	Net Interest Revenue (1)	Fees Income from Services	Net Loan Loss Allowances(2)	Net Client Contribution(3)

	(millions of constant Ch$ as of December 31, 2005)
Santander Banefe	410,999	71,450	13,349	(24,121)	60,678
Middle-upper income	3,084,502	158,796	51,840	(47,909)	162,727
Santiago Leasing	2,024	205	-	(7)	198

Total Individuals	3,497,525	230,451	65,189	(72,037)	223,603
Small businesses	1,151,928	70,339	14,195	(16,284)	68,250

Total Retail	4,649,453	300,790	79,384	(88,321)	291,853

Institutional lending	160,380	5,405	1,537	(551)	6,391

Mid-sized companies	696,777	21,622	3,397	(3,932)	21,087
Real estate	465,803	9,308	732	(2,197)	7,843
Large companies	897,913	17,708	4,236	14,147	36,091
Santiago Leasing	9,713	980	-	(31)	949

Total Middle Market	2,070,206	49,618	8,365	7,987	65,970

Wholesale banking	1,915,824	24,761	6,732	3,218	34,711

Treasury(4)	-	69,589	3,590	-	73,179

Others(5)	135,808	43,041	26,405	(6,010)	63,436

Total	8,931,671	493,204	126,013	(83,677)	535,540

Other operating income (6)					12,641
Other income and
expenses					(4,206)
Operating expenses					(277,989)
Net loss from price-level
restatement					(12,417)

Net income before income
taxes					253,569

(1)	Includes net interest revenue and foreign exchange transactions, net.
(2)	Includes allowances for loan losses, charge-offs and loan loss recoveries.
(3)	Equal to net interest revenue plus fee income minus allowances for loan losses.
(4)	Includes Santander S.A. Agente de Valores.
(5)	Includes contribution of other Bank subsidiaries and other non-segmented items.
(6)	Excludes foreign exchange transaction, net.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

The table below sets forth segment disclosure under the previous definitions as of December 31, 2004 and 2003:

	For the year ended December 31, 2004

Segment	Net Interest Revenue(1)	Fees & Income from Services	Net Loan Loss Allowances(2)	Net Client Contribution(3)

Retail Banking	345,078	82,942	(81,700)	346,320
Wholesale Banking	52,593	13,052	4,100	69,745
Others(4)	95,533	30,019	(6,077)	119,475

Total	493,204	126,013	(83,677)	535,540

(1)	Includes foreign exchange transactions.
(2)	Includes allowances for loan losses, charge-offs and loan loss recoveries.
(3)	Equal to net interest revenue plus fee income and expenses from services, net; less net allowance for loan losses.
(4)	Includes contribution of Bank subsidiaries and other non-segmented items.

	For the year ended December 31, 2003

Segment	Net Interest Revenue(1)	Fees & Income from Services	Net Loan Loss Allowances(2)	Net Client Contribution(3)

Retail Banking	331,685	85,383	(84,725)	332,343
Wholesale Banking	61,339	14,798	465	76,602
Others(4)	89,760	18,581	12,668	121,008

Total	482,784	118,762	(71,592)	529,954

(1)	Includes foreign exchange transactions.
(2)	Includes allowances for loan losses, charge-offs and loan loss recoveries.
(3)	Equal to net interest revenue plus fee income and expenses from services, net; less net allowance for loan losses.
(4)	Includes contribution of Bank subsidiaries and other non-segmented items.

(z) Estimated Fair Value of Financial Instruments

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

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

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

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

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

The estimated fair values of financial instruments are as follows:
	As of December 31,

	2004		2005

	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value

	MCh$	MCh$	MCh$	MCh$
ASSETS
Cash and due from banks	355,477	355,477	869,466	869,466
Interest bearing deposits	236,895	236,895	296,128	296,128
Investment under agreements to resell	24,516	24,516	23,120	23,120
Financial investments	1,988,514	1,988,514	1,144,359	1,144,359
Loans, net (1)	7,895,875	8,484,661	9,102,976	9,829,131
Derivatives instruments			38,035	36,156
LIABILITIES
Deposits	6,551,310	6,663,322	7,932,418	8,205,781
Investments under agreements to
repurchase	448,464	448,464	49,779	49,779
Short and long-term debt	2,830,779	2,733,562	2,793,323	2,456,301
Derivative financial instruments	62,612	71,353

(1)	The amounts of loans in the above table excludes contingent loans since they represent undisbursed amounts under undrawn letters of credit and other credit guarantees granted by the Bank.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(aa) Obligations Arising From Lease Commitments

The bank leases certain premises, which are accounted for as operating leases. The amounts payable under the terms of the leases, which are no reflected on the consolidated balance sheets, are shown in the following table and reflect future rental expenses in constant Chilean pesos as of December 31, 2005:

As of December 31,
2005

MCh$
Due within 1 year	5,307
Due after 1 year but within 2 years	4,667
Due after 2 years but within 3 years	3,856
Due after 3 years but within 4 years	2,590
Due after 4 years but within 5 years	1,180
Due after 5 years	376

Total	17,976

The rental expense on premises for the Bank was MCh$ 7,630, MCh$ 9,917and MCh$ 9,994 for the years ended December 31, 2003, 2004 and 2005, respectively.

(ab) Contingent liabilities

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

	Year ended December 31, 2005 Book value	As of December 31, 2005 Contract amount

	MCh$	MCh$
Standby letters of credits	96	111,179
Foreign office guarantees	1,497	507,797
Performance bond	337	227,259

Total	1,930	846,235

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

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

     The expiration of guarantees per period is as follows:

	As of December 31, 2005
	Due within 1 year	Due after 1 year but within 3 years	Due after 3 years but within 5 years	Due after 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Standby letters of credits	85,717	25,347	115	-	111,179
Foreign office guarantees	481,449	25,517	831	-	507,797
Performance bonds	223,939	3,117	203	-	227,259

Total	791,105	53,981	1,149	-	846,235

(ac) Recent accounting pronouncements
  On September 30, 2004, the FASB voted unanimously to delay the effective date of EITF 03-1, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments.” The delay applies to both debt and equity securities and specifically applies to impairments caused by interest rate and sector spreads. In addition, the provisions of EITF 03-1 that have been delayed relate to the requirements that a company declare its intent to hold the security to recovery and designate a recovery period in order to avoid recognizing an other-than-temporary impairment charge through earnings.

  On November 3, 2005, the FASB issued FASB Staff Position (FSP) FAS 115-1, “The Meaning of Other- Than-Temporary Impairment and Its Application to Certain Investments.” This FSP, which is effective for reporting periods beginning after December 15, 2005, replaces the impairment evaluation guidance (paragraphs 10-18) of EITF issue No.03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments, with references to existing other-than-temporary (OTT) impairment guidance. The FSP also clarifies that an investor should recognize an impairment loss no later than when the impairment is deemed other than temporary, even if a decision to sell has not been made. The adoption of this FSP will not have a material effect on the Bank´s consolidated financial position, results of operations or cash flows.

  In December, 2004, the FASB issued Statement on Financial Accounting Standard (“SFAS”) No. 153, “Exchanges of Non-Monetary Assets”. This Statement addresses the measurement of exchanges of non monetary assets. It eliminates the exception from fair value measurement for non-monetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No.29, Accounting for Non-monetary Transactions, and replaces it with an exception for exchanges that do not have commercial substance. This Statement specifies that a non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The Bank does not believe that this pronouncement will have a material effect on its results of operations, cash flows, or financial position.

BANCO SANTANDER CHILE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

  In May, 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections”. Accounting Principles Board Opinion 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. This Statement requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. When it is impracticable to determine the period-specific effects of an accounting change on one or more individual prior periods presented, this Statement requires that the new accounting principle be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and that a corresponding adjustment be made to the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) for that period rather than being reported in an income statement. When it is impracticable to determine the cumulative effect of applying a change in accounting principle to all prior periods, this Statement requires that the new accounting principle be applied as if it were adopted prospectively from the earliest date practicable.

  The Bank does not believe this pronouncement will have a material effect on its results of operations, cash flows, or financial position.
* * * * * *

EXHIBIT INDEX

Exhibit
Number	Description

1A.1	Restated Articles of Incorporation of Santander-Chile (Spanish Version) (incorporated by reference to our Registration Statement on Form F-4 (Registration No. 333-100975) filed with the Commission on December 12, 2002).

1A.2	Restated Articles of Incorporation of Santander-Chile (English Version) (incorporated by reference to our Registration Statement on Form F-4(Registration No. 333-100975) filed with the Commission on December 12, 2002).

1B.1	Amended and Restated By-Laws (estatutos) of Santander-Chile (Spanish Version) (incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2004 (File No. 1-4554) filed with the Commission on June 30, 2005).

1B.2	Amended and Restated By-Laws (estatutos) of Santander-Chile (English Version) (incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2004 (File No. 1-4554) filed with the Commission on June 30, 2005).

2A.1	Form of Amended and Restated Deposit Agreement, dated August 1, 2002, among Banco Santander-Chile (formerly known as Banco Santiago), the Bank of New York (as depositary) and Holders of American Depositary Receipts (incorporated by reference to our Registration Statement on Form F-6 (Registration No. 333-97303) filed with the Commission on July 26, 2002).

2A.2	Form of Foreign Investment Contract among Banco Santiago, JPMorgan Chase Bank and the Central Bank of Chile relating to the foreign exchange treatment of an investment in ADSs (accompanied by an English translation) (Incorporated by reference to our Registration Statement on Form F-1 (Registration No. 333-7676) filed with the Commission on October 23, 1997).

2A.3	Copy of the Central Bank Chapter XXVI Regulations Related to the Acquisition of Shares in Chilean Corporations and the Issuance of Instrument on Foreign Stock Exchanges or under Other Terms and Conditions of Issue (accompanied by an English translation) (incorporated by reference to Old Santander-Chile’s Annual Report for the fiscal year ended December 31, 1996 (File No. 1-13448) filed with the Commission on June 30, 1997).

2B.1	Agreement for the Issuance of Bonds dated November 26, 1996 between Old Santander-Chile and Banco Security (accompanied by an English translation) (incorporated by reference to Old Santander-Chile’s Annual Report for the fiscal year ended December 31, 1996 (File No. 1-13448) filed with the Commission on June 30, 1997).

2B.2	Indenture dated December 9, 2004 between Santander-Chile and Deutsche Bank Trust Company Americas, as trustee, providing for issuance of securities in series (filed herewith).

2B.3	Indenture dated March 16, 2001, as amended on May 30, 2003, October 22, 2004, May 3, 2005, and September 20, 2005 between Santander-Chile and Banco de Chile, as trustee, relating to issuance of UF14 million senior notes (copy to be furnished upon request).

4A.1	Automatic Teller Machines Participation Agreement dated October 1, 1988 between Banco Espanol-Chile (predecessor to Old Santander-Chile) and REDBANC (accompanied by an English translation) (incorporated by reference to Old Santander-Chile’s Annual Report for the fiscal year ended December 31, 1996 (File No. 1-13448) filed with the Commission on June 30, 1997).

4A.2	Outsourcing agreement between Banco Santiago and IBM de Chile S.A.C. dated June 30, 2000 (including English summary) (incorporated by reference to Banco Santiago’s Annual Report on Form 20-F for the fiscal year ended December 31, 2000 (File No. 1-4554) filed with the Commission on December 31, 2000).

4A.3	Systems and Technology Service and Consulting Agreement between Santander-Chile and Altec dated December 30, 2003 (English translation) (incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003 (File No. 1-14554) filed with the Commission on December 31, 2004).

4A.4	Purchase-Sale Contract between Santander-Chile and Empresas Almacenes París dated December 6, 2004 (English translation) (filed herewith).

7.1	Statement explaining Calculation of Ratios (incorporated by reference to Old Santander-Chile’s Annual Report on Form 20-F for the fiscal year ended December 31, 2000 (File No. 1-13448) filed with the Commission on June 28, 2001).

8.1	List of Subsidiaries (incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2004 (File No. 1-4554) filed with the Commission on June 30, 2005).

11.1	Code of Conduct for Executive Personnel of Banco Santander-Chile and Subsidiaries (incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2004 (File No. 1-4554) filed with the Commission on June 30, 2005).

11.2	Code of Conduct for all Grupo Santander Personnel (incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2004 (File No. 1-4554) filed with the Commission on June 30, 2005).
.
12.1	Section 302 Certification by the Chief Executive Officer.

12.2	Section 302 Certification by the Chief Financial Officer.

13.1	Section 906 Certification.

     We will furnish to the Securities and Exchange Commission, upon request, copies of any unfiled instruments that define the rights of holders of long-term debt of Banco Santander-Chile.