Form 20-F
period 2006-12-31
BANCO SANTANDER CHILE
filed 2007-06-19
CIK 1027552

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 1-14554

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

7.375% Subordinated Notes due 2012

Indicate the number of outstanding shares of each class of common stock of Banco Santander-Chile at December 31, 2006 was:

188,446,126,794 Shares of Common Stock, without par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒   No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐    No ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	Accelerated filer	Non-accelerated filer
☒	☐	☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐   No ☒

iii

CAUTIONARY STATEMENT CONCERNING
FORWARD-LOOKING STATEMENTS

We have made statements in this Annual Report on Form 20-F that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear throughout this report and include statements regarding our intent, belief or current expectations regarding:

·	asset growth and alternative sources of funding

·	growth of our fee-based business

·	financing plans

·	impact of competition

·	impact of regulation

·	exposure to market risks:

·	interest rate risk

·	foreign exchange risk

·	equity price risk

·	projected capital expenditures

·	liquidity

·	trends affecting:

·	our financial condition

·	our results of operation

The sections of this Annual Report which contain forward-looking statements include, without limitation, “Item 3: Key Information—Risk Factors,” “Item 4: Information on the Company,” “Item 5: Operating and Financial Review and Prospects,” “Item 8: Financial Information—Legal Proceedings,” and “Item 11: Quantitative and Qualitative Disclosures About Market Risk.” Our forward-looking statements also may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “could,” “may,” “seeks,” “aim,” “combined,” “estimates,” “probability,” “risk,” “VaR,” “target,” “goal,” “objective,” “future” or similar expressions.

You should understand that the following important factors, in addition to those discussed elsewhere in this annual report and in the documents which are incorporated by reference, could affect our future results and could cause those results or other outcomes to differ materially from those expressed in our forward-looking statements:

·	changes in capital markets in general that may affect policies or attitudes towards lending to Chile or Chilean companies

·	changes in economic conditions

·	the monetary and interest rate policies of the Central Bank

·	inflation or deflation

·	unemployment

·	unanticipated turbulence in interest rates

·	movements in foreign exchange rates

·	movements in equity prices or other rates or prices

·	changes in Chilean and foreign laws and regulations

·	changes in taxes

·	competition, changes in competition and pricing environments

·	our inability to hedge certain risks economically

·	the adequacy of loss allowances

·	technological changes

·	changes in consumer spending and saving habits

·	increased costs

·	unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms

·	changes in, or failure to comply with, banking regulations

·	our ability to successfully market and sell additional services to our existing customers

·	disruptions in client service

·	natural disasters

·	implementation of new technologies

·	an inaccurate or ineffective client segmentation model

You should not place undue reliance on such statements, which speak only as of the date that they were made.  The forward-looking statements contained in this document speak only as of the date of this Annual Report, and we do not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

CERTAIN TERMS AND CONVENTIONS

As used in this Annual Report, “Santander-Chile”, “Banco Santander Chile”, “the Bank”, “we,” “our” and “us” mean Banco Santander-Chile and its consolidated subsidiaries, the bank resulting from the merger of Santiago and Old Santander-Chile.

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

In this Annual Report, references to “$”, “US$”, “U.S.$”, “U.S. dollars” and “dollars” are to United States dollars, references to “Chilean pesos,” “pesos” or “Ch$” are to Chilean pesos and references to “UF” are to Unidades de Fomento. The UF is an inflation indexed Chilean monetary unit with a value in Chilean pesos that changes daily to reflect changes in the official Consumer Price Index (“CPI”) of the Instituto Nacional de Estadísticas (the Chilean National Institute of Statistics) for the previous month. See “Item 5: Operating and Financial Review and Prospects” and Note 1(c) to the Audited Consolidated Financial Statements.

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

PRESENTATION OF FINANCIAL INFORMATION

Currency and Accounting Principles

Santander-Chile is a Chilean bank, which maintains its financial books and records in Chilean pesos and prepares its Audited Consolidated Financial Statements in conformity with generally accepted accounting principles in Chile and the rules of the Superintendencia de Bancos e Instituciones Financieras (the Superintendency of Banks and Financial Institutions, which is referred to herein as the “Superintendency of Banks”), which together differ in certain significant respects from generally accepted accounting principles in the United States (“U.S. GAAP”). References to “Chilean GAAP” in this Annual Report are to accounting principles generally accepted in Chile, as supplemented by the applicable rules of the Superintendency of Banks. See Note 26 to the Audited Consolidated Financial Statements of Santander-Chile as of December 31, 2005 and 2006 and for the years ended December 31, 2004, 2005 and 2006 contained elsewhere in this Annual Report (together with the notes thereto, the “Audited Consolidated Financial Statements”) for a description of the principal differences between Chilean GAAP and U.S. GAAP, as they relate to Santander-Chile, and a reconciliation to U.S. GAAP of net income and shareholders’ equity.

Pursuant to Chilean GAAP, amounts expressed in the Audited Consolidated Financial Statements and all other amounts included elsewhere throughout this Annual Report for all periods expressed in Chilean pesos are expressed in constant Chilean pesos as of December 31, 2006. See Note 1(c) to the Audited Consolidated Financial Statements.

Loans

Unless otherwise specified, all references herein (except in the Audited Consolidated Financial Statements) to loans are to loans and financial leases before deduction for loan loss allowance, and, except as otherwise specified, all market share data presented herein are based on information published periodically by the Superintendency of Banks. Non-performing loans include loans for which either principal or interest is overdue, and which do not accrue interest. Restructured loans for which no payments are overdue are not ordinarily classified as non-performing loans. Past due loans include, with respect to any loan, only the portion of principal and interest that is overdue for 90 or more days, and do not include the installments of such loan that are not overdue or that are overdue for less than 90 days, unless legal proceedings have been commenced for the entire outstanding balance according to the terms of the loan, in which case the entire loan is considered past due within 90 days after initiation of such proceedings. This practice differs from that normally followed in the United States, where the amount classified as past due would include the entire amount of principal and interest on any and all loans which have any portion overdue. See “Item 5: Operating and Financial Review and Prospects—D. Selected Statistical Information,” “—Loan Portfolio,” “—Loans by Economic Activity—Classification of Loan Portfolio,” and “—Classification of Loan Portfolio Based on the Borrower’s Payment Performance.”

According to the regulations established by the Superintendency of Banks, Santander-Chile is required to charge off commercial loans no later than 24 months after being classified as past due, if unsecured, and if secured, no later than 36 months after being classified as past due. When an installment of a past due corporate loan (whether secured or unsecured) is charged off, we must charge off all installments which are overdue, notwithstanding our right to charge off the entire amount of the loan. Once any amount of a loan is charged off, each subsequent installment must be charged off as it becomes overdue, notwithstanding our right to charge off the entire amount of the loan. In the case of past due consumer loans, a similar practice applies, except that after the first installment becomes past due for 90 days or more, Santander-Chile must charge off the entire remaining part of the loan. We may charge off any loan (whether commercial or consumer) before the first installment becomes overdue, but only in accordance with special procedures established by the Superintendency of Banks. Loans are charged off against the loan loss allowance to the extent of any required allowances for such loans; the remainder of such loans is charged off against income.  See “Item 5: Operating and Financial Review and Prospects—D. Selected Statistical Information—Analysis of Loan Loss Allowance.”

Outstanding loans and the related percentages of Santander-Chile’s loan portfolio consisting of corporate and consumer loans in “Item 4: Information on the Company—C. Business Overview” are categorized based on the nature of the borrower. Outstanding loans and related percentages of the loan portfolio of Santander-Chile consisting of corporate and consumer loans in the section entitled “Item 5: Operating and Financial Review and Prospects—D. Selected Statistical

Information” are categorized in accordance with the reporting requirements of the Superintendency of Banks, which are based on the type and term of loans.

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

Economic and Market Data

In this Annual Report, unless otherwise indicated, all macro economic data related to the Chilean economy is based on information published by the Banco Central de Chile (the “Central Bank”), and all market share and other data related to the Chilean financial system is based on information published by the Superintendency of Banks and our analysis of such information. Information regarding the consolidated risk index of the Chilean financial system as a whole is not available.

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

Unless otherwise indicated, all the U.S. dollar amounts at any year end or for any full year have been translated from Chilean pesos based on the observed exchange rate reported by the Central Bank on December 31, 2006, which was Ch$534.43 per US$1.00. The observed exchange rate reported by the Central Bank on December 31, 2006 is based upon the actual exchange rate as of December 31, 2006, and is the exchange rate specified by the Superintendency of Banks for use by Chilean banks in the preparation of their financial statements for the periods ended December 31, 2006. The observed exchange rate on June 14, 2007  was Ch$529.32 per US$1.00, reflecting an accumulated appreciation of 1.0% from December 31, 2006. The Federal Reserve Bank of New York does not report a noon buying rate for the Chilean peso. For more information on the observed exchange rate see “Item 3: Key Information—Exchange Rates.”

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

 Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following table presents historical financial information about us as of the dates and for each of the periods indicated. The following table should be read in conjunction with, and is qualified in its entirety by reference to, our Audited Consolidated Financial Statements appearing elsewhere in this Annual Report. Our Audited Consolidated Financial Statements are prepared in accordance with Chilean GAAP, which differs in certain significant respects from U.S. GAAP. Note 26 to our Audited Consolidated Financial Statements provides a description of the material differences between Chilean GAAP and U.S. GAAP and a reconciliation to U.S. GAAP of net income for the years ended December 31, 2004, 2005 and 2006 and shareholders’ equity at December 31, 2005 and 2006.

Under Chilean GAAP, the merger between Santiago and Old Santander-Chile was accounted for as a “pooling of interest” on a prospective basis. As such, the historical financial statements for periods prior to the merger were not restated under Chilean GAAP. Under U.S. GAAP, the merger between the two banks, which have been under the common control of Banco Santander Central Hispano since May 3, 1999, is accounted for in a manner similar to a pooling of interest under U.S. GAAP. As a consequence of the merger, we were required to restate our previously issued U.S. GAAP historical financial information to retroactively present the financial results for the merged bank as if Santiago and Old Santander-Chile had been combined throughout the periods during which common control existed. See Note 26(a) to our Audited Consolidated Financial Statements.

	At and for the years ended December 31,
	2002	2003	2004	2005	2006	2006
	(in millions of constant Ch$ as of December 31, 2006)(1)					(in thousands of U.S.$)(1)(2)

CONSOLIDATED INCOME STATEMENT DATA
Chilean GAAP:
Net interest revenue (3)	568,659	328,235	502,509	558,266	612,254	1,145,620
Provisions for loan losses	(72,333)	(73,110)	(85,451)	(64,879)	(123,022)	(230,193)
Total fees and income from services, net	111,818	121,280	128,004	141,300	162,550	304,156
Other operating income, net (3)	(15,129)	172,964	14,741	(13,595)	18,643	34,884
Other income and expenses, net	(34,985)	2,177	(4,295)	(21,923)	(3,579)	(6,697)
Operating expenses	(314,006)	(271,383)	(283,883)	(284,968)	(309,283)	(578,716)
Loss from price-level restatement	(14,258)	(8,352)	(12,680)	(18,524)	(13,782)	(25,788)
Income before income taxes	202,253	271,812	258,945	295,677	343,781	643,266
Income (taxes) benefits	(30,032)	(47,365)	(48,587)	(50,885)	(58,199)	(108,899)
Net income	172,220	224,445	210,358	244,792	285,582	534,367
Net income per share (7)	0.91	1.19	1.12	1.30	1.52	0.00284
Net income per ADS (4)(7)	949.54	1,237.48	1,159.81	1,349.66	1,574.56	2.95
Dividends per share (5)	1.36	0.91	1.19	1.12	0.84	0.00158
Dividends per ADS (5)	1,405.82	945.54	1,237.48	1,159.81	877.28	1.64
Weighted-average shares outstanding (in millions)	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1	—

U.S. GAAP:
Net interest income (6)	564,551	306,152	474,686	564,849	631,582	1,181,786
Provision for loan losses	(72,415)	(93,024)	(68,924)	(65,930)	(123,022)	(230,193)
Amortization of goodwill	—	—	—	—	—	—
Net income	151,210	193,801	210,499	230,834	235,917	441,437
Net income per Share (7)	0.80	1.03	1.12	1.22	1.25	0.00234
Net income per ADS (4)(7)	833.70	1,068.52	1,160.59	1,272.70	1,300.73	2.43
Weighted-average shares outstanding (in millions)	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1	—
Weighted-average ADSs outstanding (in millions)	181.373	181.373	181.373	181.373	181.373	—

CONSOLIDATED BALANCE SHEET DATA
Chilean GAAP:
Cash and due from banks	1,070,912	1,067,134	1,003,407	1,250,931	1,092,407	2,044,060
Investments (8)	2,736,173	2,075,146	2,105,209	1,274,599	1,015,376	1,899,924
Loans, net of allowances	8,428,519	8,079,294	8,937,656	10,208,334	11,614,895	21,733,240
Loan loss allowances	(183,537)	(182,426)	(183,366)	(151,000)	(174,064)	(325,700)
Derivatives (9)	—	—	—	418,795	372,688	697,356
Other assets (3)	223,233	310,315	442,565	613,780	748,073	1,399,759
Total assets (6)	12,765,194	11,842,219	12,772,640	13,766,439	14,843,439	27,774,339
Deposits	6,660,305	5,993,196	7,139,737	8,246,723	9,392,332	17,574,485
Other interest-bearing liabilities	4,292,706	3,676,944	3,348,763	2,902,720	2,622,161	4,906,465
Derivatives (9)	—	—	—	391,823	355,922	665,984
Shareholders' equity	1,054,460	1,103,270	1,091,768	1,104,767	1,245,339	2,330,219

U.S. GAAP:
Total assets	12,410,311	11,457,897	12,516,607	13,716,618	14,683,666	27,475,378

	At and for the years ended December 31,
	2002	2003	2004	2005	2006	2006
	(in millions of constant Ch$ as of December 31, 2006)(1)					(in thousands of U.S.$)(1)(2)

CONSOLIDATED BALANCE SHEET DATA
U.S. GAAP:
Long-term borrowings	3,385,126	2,599,879	1,910,026	1,457,944	1,585,608	2,966,914
Shareholders' equity	1,958,157	1,961,493	1,952,196	1,938,505	2,019,658	3,779,088
Goodwill	806,521	806,521	806,521	806,521	806,521	1,509,124

	At and for the year ended December 31,
	2002		2003		2004		2005		2006

CONSOLIDATED RATIOS
Chilean GAAP:
Profitability and performance:
Net interest margin(10)	4.8%		3.0%		4.5%		4.7%		4.7%
Return on average total assets(11)	1.3%		1.8%		1.7%		1.8%		1.9%
Return on average shareholders’ equity(12)	16.2%		22.1%		20.2%		24.1%		24.8%
Capital:
Average shareholders’ equity as a percentage of average total assets	8.3%		8.1%		8.2%		7.4%		7.8%
Total liabilities as a multiple of shareholders’ equity	11.1		9.7		11.7		12.1		11.9
Credit Quality:
Substandard loans as a percentage of total loans(13)	3.2%		3.6%		3.7%		2.6%		2.9%
Allowance for loan losses as percentage of total loans	2.1%		2.2%		2.0%		1.5%		1.5%
Past due loans as a percentage of total loans(14)	2.1%		2.2%		1.5%		1.1%		0.8%
Operating Ratios:
Operating expenses/operating revenue(15)	47.2%		43.6%		44.0%		41.5%		39.0%
Operating expenses/average total assets	2.3%		2.2%		2.2%		2.1%		2.1%
Ratio of earnings to fixed charges(16):
Including interest on deposits	1.3	6	1.8	1	1.7	7	1.6	5	1.6	1
Excluding interest on deposits	1.6	5	2.3	4	2.2	6	2.4	6	2.5	6

U.S. GAAP(17):
Profitability and performance:
Net interest margin (18)	4.7%		2.8%		4.3%		4.8%		4.8%
Return on average total assets (19)	1.2%		1.6%		1.8%		1.7%		1.6%
Return on average shareholders’ equity (20)	8.6%		9.9%		10.8%		11.9%		11.7%
Ratio of earnings to fixed charges(16):
Including interest on deposits	1.3	7	1.8	3	1.8	7	1.7	1	1.6	0
Excluding interest on deposits	1.6	7	2.3	5	2.4	3	2.5	1	2.5	2

OTHER DATA
Inflation rate(21)	2.8%		1.1%		2.4%		3.7%		2.6%
Revaluation (devaluation) rate (Ch$/U.S.$) at period end(21)	8.6%		(15.9%)		(6.6%)		(8.1%)		3.9%
Number of employees at period end	8,314		7,535		7,380		7,482		8,184
Number of branches and offices at period end	347		345		315		352		397

(1)	Except per share data, percentages and ratios, share numbers, employee numbers and branch numbers.

(2)
Amounts stated in U.S. dollars at and for the year ended December 31, 2006 have been translated from Chilean pesos at the observed exchange rate of Ch$534.43 = U.S.$1.00 as of December 31, 2006. See “Item 3: Key Information —Exchange Rates” for more information on the observed exchange rate.

(3)
In accordance with Circular N°3345 issued by the Superintendency of Banks, which became effective on June 30, 2006, the accounting standards for valuing financial instruments acquired for trading or investment purposes, including derivative instruments on the balance sheets, were amended. The new accounting standards require that these instruments be carried at their market or fair value, and the historical differences in valuation of such instruments recognized with respect to any dates prior to 2006 be adjusted directly against the Bank’s equity.  Banks were required to adopt the new accounting standards set forth in Circular No. 3345 in preparing their financial statements at and for the six-months ended June 30, 2006 and going forward.

In order to implement these new accounting standards, we have created a new line item “derivatives” under both “assets” and “liabilities” in our consolidated balance sheet, and reclassified certain other items within other assets, other liabilities, financial instruments, interest income, interest expenses and other operating income, net, in our consolidated balance sheet and income statement at and for the year ended December 31, 2006.  For comparison purposes, we have also retrospectively reclassified these items at December 31, 2005 and for the years ended December 31, 2004 and 2005, but did not retrospectively apply the new accounting standards to these items.  We did not reclassify any of these items at any date  prior to 2005 or for any period prior to the year ended December 31, 2004.  See “Item 5: Operating and Financial Review and Prospects—A. New Accounting Standards for Financial Investments and Derivatives.”

(4)	1 American depositary share (“ADS”) = 1,039 shares of common stock.

(5)	The dividends per share of common stock and per ADS are determined based on the previous year’s net income. The dividend per ADS is calculated on the basis of 1,039 shares per ADS.

(6)
Net interest income and total assets on a U.S. GAAP basis have been determined by applying the relevant U.S. GAAP adjustments to net interest income and total assets presented in accordance with Article 9 of Regulation S-X. See Note 27 to our Consolidated Financial Statements at and for the years ended December 31, 2002, 2003 and 2004 and Note 26 of our Consolidated Financial Statements for the year ended December 31, 2005 and 2006 included in our Annual Reports on Form 20-F.

(7)	Net income per share and per ADS in accordance with U.S. GAAP has been calculated on the basis of the weighted-average number of shares or ADSs, as applicable, outstanding during the period.

(8)	Includes principally Chilean government securities, corporate securities, other financial investments and investment collateral under agreements to repurchase (reverse repo).

(9)
For figures at December 31, 2006, derivatives were valued at market price and classified as a separate line item on the balance sheet. Our derivatives holdings at December 31, 2005 have been reclassified from “other assets” and “other liabilities” to “derivatives”, but have not been marked to market as would be required under currently applicable accounting principles. At prior dates, derivatives were classified under “other assets” or “other liabilities”, and generally recorded at net notional amount.  See “Item 5: Operating and Financial Review and Prospects—A. New Accounting Standards for Financial Investments and Derivatives” and Note 1 to our Audited Consolidated Financial Statements.

(10)	Net interest revenue divided by average-interest earning assets (as presented in “Item 5: Operating and Financial Review and Prospects—D. Selected Statistical Information”).

(11)	Net income divided by average total assets (as presented in “Item 5: Operating and Financial Review and Prospects—D. Selected Statistical Information”).

(12)	Net income divided by average shareholders’ equity (as presented in “Item 5: Operating and Financial Review and Prospects—D. Selected Statistical Information”).

(13)
Substandard loans in the rating system prior to 2004 included all loans rated B- or worse. In the loan risk classification system which took effect in 2004, substandard loans include all consumer and mortgage loans rated B- or worse and all commercial loans rated C2 or worse. See “Item 5: Operating and Financial Review and Prospects—D. Selected Statistical Information—Analysis of Substandard Loans and Amounts Past Due loans”. Therefore, the historical figures in 2002 and 2003 are not strictly comparable to figures in 2004, 2005 or 2006.

(14)
Past due loans are loans on which principal or interest is overdue for 90 or more days, and do not include the installments of such loans that are not overdue or that are less than 90 days overdue, unless legal proceedings have been commenced for the entire outstanding balance according to the terms of the loan.

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

(17)	The following ratios have been calculated using U.S. GAAP figures except for net interest margin. See footnote 18 regarding calculation of net interest margin.

(18)
Net interest margin has been determined by applying the relevant U.S. GAAP adjustments to net interest income for the years ended December 31, 2002, 2003, 2004, 2005 and 2006 presented in accordance with Article 9 of Regulation S-X divided by average interest-earning assets calculated on a Chilean GAAP basis.  See Note 27(y) to our Consolidated Financial Statements at and for the years ended December 31, 2002, 2003 and 2004 and Note 26(v) of our Consolidated Financial Statements for the years ended December 31, 2005 and 2006.

(19)
Net income divided by average total assets. Average total assets were calculated as an average of the beginning and ending balances for each year, and total assets on a U.S. GAAP basis have been determined by applying the relevant U.S. GAAP adjustments to total assets presented in accordance with Article 9 of Regulation S-X. See Note 26 to our Audited Consolidated Financial Statements.

(20)
Average shareholders’ equity was calculated as an average of the beginning and ending balances for each year. Shareholders’ equity on a U.S. GAAP basis has been determined by applying the relevant U.S. GAAP adjustments to shareholders’ equity presented in accordance with Article 9 of Regulation S-X. See Note 26(y) to our Audited Consolidated Financial Statements.

(21)	Based on information published by the Central Bank.

Exchange Rates

Chile has two currency markets, the Mercado Cambiario Formal, or the “Formal Exchange Market” and the Mercado Cambiario Informal, or the “Informal Exchange Market.” Under Law 18,840, the organizational law of the Central Bank, or the Central Bank Act (Ley Orgánica Constitucional del Banco Central de Chile), the Central Bank determines which purchases and sales of foreign currencies must be carried out in the Formal Exchange Market. Pursuant to Central Bank regulations which are currently in effect, all payments, remittances or transfers of foreign currency abroad which are required to be effected through the Formal Exchange Market may be effected with foreign currency procured outside the Formal Exchange Market. The Formal Exchange Market is comprised of the banks and other entities so authorized by the Central Bank. The conversion from pesos to U.S. dollars of all payments and distributions with respect to the ADSs described in this Annual Report must be transacted at the spot market rate in the Formal Exchange Market. Current regulations require that the Central Bank be informed of certain transactions and that they be effected through the Formal Exchange Market.

Purchases and sales of foreign currencies may be legally carried out in the Informal Exchange Market. The Informal Exchange Market reflects transactions carried out at informal exchange rates by entities not expressly authorized to operate in the Formal Exchange Market. There are no limits imposed on the extent to which the rate of exchange in the Informal Exchange Market can fluctuate above or below the observed exchange rate. On December 31, 2006 and March 31, 2007, the exchange rate in the Informal Exchange Market was Ch$533.38 and Ch$539.27, or 0.2% and 0.02%, respectively, lower than the published observed exchange rates for such dates of Ch$534.43 and Ch$539.37, respectively, per U.S.$1.00.

The following table sets forth the annual low, high, average and period end observed exchange rates for U.S. dollars for each of the following periods, as reported by the Central Bank. We make no representation that the Chilean peso or the U.S. dollar amounts referred to herein actually represent, could have been or could be converted into U.S. dollars or Chilean pesos, as the case may be, at the rates indicated, at any particular rate or at all.

	Daily Observed Exchange Rate Ch$ Per U.S.$(1)
Year	Low(2)	High(2)	Average(3)	Period End(4)
2002	641.75	756.56	689.24	712.38
2003	593.10	758.21	691.54	599.42
2004	559.21	649.45	609.55	559.83
2005	509.70	592.75	559.86	514.21
2006	511.44	549.63	530.26	534.43

Month
September 2006	536.63	540.80	538.65	538.22
October 2006	524.12	537.63	530.95	525.99
November 2006	523.34	530.61	527.44	529.29
December 2006	524.78	534.43	527.58	534.43
January 2007	532.39	545.18	540.51	545.18
February 2007	535.29	548.67	542.27	538.42
March 2007	535.36	541.95	538.49	539.37
April 2007	527.08	539.69	532.30	527.08
May 2007	517.64	527.52	522.02	527.52
June 2007 (through June 14)	524.30	529.32	526.88	529.32

Source: Central Bank.
(1)	Nominal figures.

(2)	Exchange rates are the actual low and high, on a day-by-day basis for each period.

(3)	The average of monthly average rates during the year.

(4)	As reported by the Central Bank on the first business day of the following period.

Dividends

Under the current General Banking Law, a Chilean bank may only pay a single dividend per year (i.e., interim dividends are not permitted). Santander-Chile’s annual dividend is proposed by its Board of Directors and is approved by the shareholders at the annual ordinary shareholders’ meeting held the year following that in which the dividend is generated. For example, the 2005 dividend must be proposed and approved during the first four months of 2006. Following shareholder approval, the proposed dividend is declared and paid. Historically, the dividend for a particular year has been declared and paid no later than one month following the shareholders meeting. Dividends are paid to shareholders of record on the fifth day preceding the date set for payment of the dividend. The applicable record dated for the payment of dividends to holders of ADSs will, to the extent practicable, be the same.

Under the General Banking Law, Ley General de Bancos, Decreto con Fuerza de Ley No.3 de 1997, a bank must distribute cash dividends in respect of any fiscal year in an amount equal to at least 30% of its net income for that year, as long as the dividend does not result in a violation of minimal capital requirements.  The balances of our distributable net income are generally retained for use in our business (including for the maintenance of any required legal reserves). Although our Board of Directors currently intends to pay regular annual dividends, the amount of dividend payments will depend upon, among other factors, our then current level of earnings, capital and legal reserve requirements, as well as market conditions, and there can be no assurance as to the amount or timing of future dividends.

Dividends payable to holders of ADSs are net of foreign currency conversion expenses of the depositary and will be subject to the Chilean withholding tax currently at the rate of 35% (subject to credits in certain cases as described in “Item 10: Additional Information—E. Taxation—Material Tax Consequences of Owning Shares of Our Common Stock or ADSs—Chilean Taxation”). See “Item 10: Additional Information—E. Taxation”.  Owners of the ADSs will not be charged any dividend remittance fees by the depositary with respect to cash or stock dividends.

Under the Foreign Investment Contract (as defined herein), the Depositary, on behalf of ADS holders, is granted access to the Formal Exchange Market to convert cash dividends from Chilean pesos to U.S. dollars and to pay such U.S. dollars to ADS holders outside Chile, net of taxes, and no separate registration by ADS holders is required. In the past, Chilean law required that holders of shares of Chilean companies who were not residents of Chile to register as foreign investors under one of the foreign investment regimes contemplated by Chilean law in order to have dividends, sale proceeds or other amounts with respect to their shares remitted outside Chile through the Formal Exchange Market. On April 19, 2001, the Central Bank deregulated the Exchange Market eliminating the need to obtain approval from the Central Bank in order to remit dividends, but at the same time this eliminated the possibility of accessing the Formal Exchange Market. These changes do not affect the current Foreign Investment Contract, which was signed prior to April 19, 2001, which grants access to the Formal Exchange Market with prior approval of the Central Bank. See “Item 10: Additional Information—D. Exchange Controls”.

The following table presents dividends paid by us in nominal terms in the following years:

Year	Dividend Ch$ mn (1)	Per share Ch$/share (2)	Per ADR Ch$/ADR (3)	% of earnings (4)
2003	157,315	0.83	867.36	100%
2004	206,975	1.10	1,141.16	100%
2005	198,795	1.05	1,096.06	100%
2006	155,811	0.83	859.06	65%
2007	185,628	0.99	1,023.46	65%

(1)	Million of nominal pesos.

(2)	Calculated on the basis of 188,446 million shares.

(3)	Calculated on the basis of 1,039 shares per ADS.

(4)	Calculated by dividing dividend paid in the year by net income for the previous year.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

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

We are subject to market risks that are presented both in this subsection and in “Item 5: Operating and Financial Review and Prospects” and “Item 11: Quantitative and Qualitative Disclosures about Market Risk.”

Risks Associated with Our Business

Increased competition and industry consolidation may adversely affect results of our operations.

The Chilean market for financial services is highly competitive. We compete with other Chilean private sector domestic and foreign banks, with Banco del Estado, a public sector bank, with department stores and the larger supermarket chains that make consumer loans and sell other financial products to a large portion of the Chilean population. The lower middle to middle income segments of the Chilean population and the small and medium sized corporate segments have become the target markets of several banks, and competition in these segments is likely to increase. As a result, net interest margins in these segments are likely to decline. Although we believe that demand for financial products and services from individuals and for small and medium sized companies will continue to grow during the remainder of the decade, we cannot assure you that net interest margins will be maintained at their current levels.

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

Our allowances for impairment losses may not be adequate to cover our future actual losses to our loan portfolio.

At December 31, 2006, our allowance for impairment losses on loans was Ch$174,064 million, and the ratio of our allowance for impairment losses to total loans was 1.48%. The amount of allowances is based on our current assessment of and expectations concerning various factors affecting the quality of our loan portfolio. These factors include, among other things, our borrower’s financial condition, repayment ability and repayment intention, the realizable value of any collateral, the prospects for support from any guarantor, Chile’s economy, government macroeconomic policies, interest rates and legal and regulatory environment. Many of these factors are beyond our control. If our assessment of and expectations concerning the above mentioned factors differ from actual developments, or if the quality of our loan portfolio deteriorates or the future actual losses exceed our estimates, our allowance for impairment losses may not be adequate to cover actual losses and we may need to make additional provisions for impairment losses, which may materially and adversely affect our results of operations and financial condition.

Our exposure to individuals and small businesses could lead to higher levels of past due loans, allowances for loan losses and charge-offs.

A substantial number of our customers consists of individuals (approximately 43.2% of the value of the total loan portfolio at December 31, 2006) and, to a lesser extent, small and medium sized companies (those with annual sales of less than US$2.2 million) which comprised approximately 16.0% of the value of the total loan portfolio at December 31, 2006. As part of our business strategy, we seek to increase lending and other services to small companies and individuals. Small companies and individuals are, however, more likely to be adversely affected by downturns in the Chilean economy than large corporations and high income individuals.  In addition, at December 31, 2006, our residential mortgage loans represented 23.7% of our total loans. If the economic conditions and real estate market in Chile experience a significant downturn, our asset quality, results of operations and financial condition may be materially and adversely affected. As a result of these factors, in the future we may experience higher levels of past due loans, which could result in higher provisions for loan losses. There can be no assurance that the levels of past due loans and subsequent write offs will not be materially higher in the future.

If we are unable to maintain the quality of our loan portfolio, our financial condition and results of operations may be materially and adversely affected.

At December 31, 2006, our past due loans were Ch$92,559 million, and the ratio of our past due loans to total loans was 0.79%. For additional information on our asset quality, see “Item 5: Operating and Financial Review and Prospects—D. Selected Statistical Information—Analysis of Substandard Loans and Amounts Past Due”. We seek to continue to improve our credit risk management policies and procedures. However, we cannot assure you that our credit risk management policies, procedures and systems are free from any deficiency. Failure of credit risk management policies may result in an increase in level of non performing loans and adversely affect the quality of our loan portfolio. In addition, the quality of our loan portfolio may also deteriorate due to various other reasons, including factors beyond our control. If such deterioration were to occur, it would materially and adversely affect our financial conditions and results of operations.

The value of the collateral securing our loans may not be sufficient, and we may be unable to realize the full value of the collateral securing our loan portfolio.

The value of the collateral securing our loan portfolio may significantly fluctuate or decline due to factors beyond our control, including macroeconomic factors affecting Chile’s economy. However, we may not have current information on the value of collateral, which may result in an inaccurate assessment for impairment losses of our loans secured by such collateral. If this were to occur, we may need to make additional provisions to cover actual impairment losses of our loans, which may materially and adversely affect our results of operations and financial condition.

Additionally, there are certain provisions under Chilean law that may affect our ability to foreclose or liquidate residential mortgages granted to us by our customers if the affected real estate has been declared as “family property” by a court. Furthermore, foreclosure will be extremely limited if any party using the real estate has filed with a court a petition requesting that such real estate be declared as family property.

The growth of our loan portfolio may expose us to increased loan losses.

From December 31, 2001 to December 31, 2006, our aggregate loan portfolio (on an unconsolidated combined basis) grew by 40.7% in nominal terms to Ch$11,784,906 million (US$22 billion), while our consumer loan portfolio grew by 146.7% in nominal terms to Ch$1,580,038 million (US$2,956 million), excluding lines of credit and calculated in accordance with the loan classification system of the Superintendency of Banks. Because the method of classification of loans used by the Superintendency of Banks for its public information differs in minor respects from that used by us for internal accounting purposes, the foregoing figures may differ from the figures included in our financial statements. The further expansion of our loan portfolio (particularly in the consumer, small- and mid-sized companies and real estate segments) can be expected to expose us to a higher level of loan losses and require us to establish higher levels of provisions for loan losses.

Our loan portfolio may not continue to grow at the same rate.

There can be no assurance that in the future our loan portfolio will continue to grow at the same or similar rates as the historical growth rate previously experienced by Santiago or Old Santander-Chile. Average loan growth has remained significant in the last five years. According to the Superintendency of Banks, from December 31, 2001 to December 31, 2006, the aggregate amount of loans outstanding in the Chilean banking system (on an unconsolidated basis) grew by 74.4% in nominal terms to Ch$52,782,245 million (US$98,764 million) at December 31, 2006. A reversal of the rate of growth of the Chilean economy, a slowdown in the growth of customer demand, an increase in market competition or changes in governmental regulations could adversely affect the rate of growth of our loan portfolio and our risk index and, accordingly, increase our required allowances for loan losses.

The effectiveness of our credit risk management is affected by the quality and scope of information available in Chile.

In assessing customers’ creditworthiness, we rely largely on the credit information available from our own internal databases, the Superintendency of Banks, Dicom (a nationwide credit bureau) and other sources.  Due to limitations on the availability of information and the developing information infrastructure in Chile, our assessment of the credit risks associated with a particular customer may not be based on complete, accurate or reliable information. In addition, although we have been improving our credit scoring systems to better assess borrowers’ credit risk profiles, we cannot assure you that our credit scoring systems collect complete or accurate information reflecting the actual behavior of customers or that their credit risk can be assessed correctly. Without complete, accurate and reliable information, we have to rely on other publicly available resources and our internal resources, which may not be effective. As a result, our ability to effectively manage our credit risk may be materially and adversely affected.

Fluctuations in the rate of inflation may affect our results of operations.

Although Chilean inflation has been moderate in recent years, Chile has experienced high levels of inflation in the past. High levels of inflation in Chile could adversely affect the Chilean economy and have an adverse effect on our business, financial condition and results of operations. In 2006, inflation rate was 2.6% compared to 3.7% in 2005.

Our assets and liabilities are denominated in Chilean pesos, UF and foreign currencies. The UF is revalued in monthly cycles. On each day in the period beginning the tenth day of the current month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect a proportional amount of the change in the Chilean Consumer Price Index during the prior calendar month. One UF equaled to Ch$17,317.05 at December 31, 2004, Ch$17,974.81 at December 31, 2005 and Ch$18,336.38 at December 31, 2006.  The effect of any changes in the nominal peso value of our UF denominated assets and liabilities is reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest revenue and expense, respectively. Our net interest revenue will be positively affected by an inflationary environment to the extent that our average UF denominated assets exceed our average UF denominated liabilities. Our net interest revenue will be negatively affected by inflation in any period in which our average UF denominated liabilities exceed our average UF denominated assets. Our average UF denominated assets exceeded our average UF denominated liabilities by Ch$1,285,290 million, Ch$1,446,290 and Ch$2,567,226 at December 31, 2004, 2005 and 2006, respectively. See “Item 5: Operating and Financial Review and Prospects—D. Selected Statistical Information—Average Balance Sheets, Income Earned from Interest-Earning Assets and Interest Paid on Interest-Bearing Liabilities .”  We generally have more UF denominated financial assets than UF denominated financial liabilities and, therefore, benefit from positive monthly inflation figures and we actively manage the size of this gap in accordance with our views of futures inflation expectations.  Although we currently benefit from moderate levels of inflation in Chile, due to the current structure of our assets and liabilities (i.e., a significant portion of our loans are indexed to the inflation rate, but there are no corresponding features in deposits, or other funding sources that would increase the size of our funding base), there can be no assurance that our business, financial condition and result of operations in the future will not be adversely affected by changing levels of inflation, especially in a period of deflation.

Our results of operations are affected by interest rate volatility.

Our results of operations depend to a great extent on our net interest revenue. In 2006, net interest revenue represented 77.2% of our operating revenue. Changes in market interest rates could affect the interest rates earned on our interest earning assets differently from the interest rates paid on our interest bearing liabilities leading to a reduction in our net interest revenue or result in a decrease in customer’s demand for our loan or deposit products.  Interest rates are highly sensitive to many factors beyond our control, including the reserve policies of the Central Bank, deregulation of the financial sector in Chile, domestic and international economic and political conditions and other factors. Any volatility in interest rates could adversely affect our business, our future financial performance and the price of our securities. The following table shows the yields on the Chilean government’s 90-day notes as reported by the Central Bank of Chile at year end for the last five years.

Year	Period-end yield on 90-day notes (%)
2002	2.88
2003	2.58
2004	2.32
2005	4.75
2006	5.10

Source: Central Bank.

Since our principal sources of funds are short-term deposits, a sudden shortage of funds could cause an increase in costs of funding and an adverse effect on our revenues.

Customer deposits are our primary source of funding. At December 31, 2006, 84.8% of our customer deposits had remaining maturities of one year or less, or were payable on demand. A significant portion of our assets have longer maturities, resulting in a mismatch between the maturities of liabilities and the maturities of assets. If a substantial portion of our depositors withdraw their demand deposits or do not roll over their time deposits upon maturity, our liquidity position, results of operations and financial condition may be materially and adversely affected.  We cannot assure you that in the event of a sudden or unexpected shortage of funds in the banking system, any money markets in which we operate will be able to maintain levels of funding without our incurring high funding costs or the liquidation of certain assets. If this were to happen, our results of operations and financial condition may be materially and adversely affected.

We may be unable to meet requirements relating to capital adequacy.

We are required by the General Banking Law to maintain regulatory capital of at least 8% of our risk-weighted assets, net of required loan loss allowance and deductions, and paid-in capital and reserves (“basic capital”) of at least 3% of our total assets, net of required loan loss allowances. As a result of the merger between Old Santander-Chile and Santiago, we were required to maintain a minimum regulatory capital to risk weighted assets ratio of 12%, which was reduced to 11% as of January 1, 2005. At December 31, 2006, the ratio of our basic capital to total assets, net of loan loss allowance, was 6.2%, and the ratio of our regulatory capital to risk-weighted assets, net of loan loss allowance and deductions, was 12.6%. Certain developments could affect our ability to continue to satisfy the current capital adequacy requirements applicable to us, including:

·	the increase in risk-weighted assets as a result of the expansion of our business;

·	the failure to increase our capital correspondingly;

·	losses resulting from a deterioration in our asset quality;

·	declines in the value of our investment instrument portfolio; and

·	changes in accounting rules or in the guidelines regarding the calculation of the capital adequacy ratios of banks in Chile.

We may also be required to raise additional capital in the future in order to maintain our capital adequacy ratios above the minimum required levels. Our ability to raise additional capital may be limited by numerous factors, including: our future financial condition, results of operations and cash flows; any necessary government regulatory approvals; our credit ratings; general market conditions for capital raising activities by commercial banks and other financial institutions; and domestic and international economic, political and other conditions.

If we require additional capital in the future, we cannot assure you that we will be able to obtain such capital on favorable terms, in a timely manner or at all. Furthermore, the Superintendency of Banks may increase the minimum capital adequacy requirements applicable to us. Accordingly, although we currently meet the applicable capital adequacy requirements, we may face difficulties in meeting these requirements in the future. If we fail to meet the capital adequacy requirements, we may be required to take corrective actions. These measures could materially and adversely affect our business reputation, financial condition and results of operations. In addition, if we are unable to raise sufficient capital in a timely manner, the growth of our loan portfolio and other risk-weighted assets may be restricted, and we may face significant challenges in implementing our business strategy. As a result, our prospects, results of operations and financial condition could be materially and adversely affected.

The restrictions on the exposure of Chilean pension funds may affect our access to funding

Chilean regulations impose restrictions on the share of assets that a Chilean pension fund management company (Administrador de Fondos de Pension, an “AFP”) may allocate to a single issuer, which is currently 7% per fund managed by an AFP (including any securities issued by the issuer and any bank deposits with the issuer). If the exposure of an AFP to a single issuer exceeds the 7% limit, it is required to reduce its exposure below the limit within three years. At December 31, 2006, the aggregate exposure of AFPs to us was approximately Ch$2,519,789 million (US$4,715 million) or 5.4% of their total assets, and the largest exposure of a single AFP to us was 6.6% of its total assets.  If the exposure of any AFP to us exceeds the regulatory limit, we would need to seek alternative sources of funding, which could be more expensive and, as a consequence, may have a material adverse effect on our financial condition and results of operations.

Pension funds must also comply with other investment limits.  Proposed legislation in Chile may relax the limits on making investments abroad in order to permit pension funds to further diversify their investment portfolios.  As a result, pension funds may change the composition of their portfolios, including reducing their deposits with local banks.  At December 31, 2006, 28.2% of the Bank’s time deposits were from AFPs. Although the proposed legislation referred to above is intended to promote a gradual relaxation of the investment limits, and we may be able to substitute the reduced institutional funds with retail deposits, there can be no assurance that this occurrence will not have a material adverse impact on our business, financial condition and results of operations.

Our business is highly dependant on proper functioning and improvement of information technology systems.

Our business is highly dependant on the ability of our information technology systems to accurately process a large number of transactions across numerous and diverse markets and products in a timely manner. The proper functioning of our financial control, risk management, accounting, customer service and other data processing systems is critical to our business and our ability to compete effectively. We have backup data for our key data processing systems that could be used in the event of a catastrophe or a failure of our primary systems, and have established alternative communication networks where available. However, we do not operate all of our redundant systems on a real time basis and cannot assure you that our business activities would not be materially disrupted if there were a partial or complete failure of any of these primary information technology systems or communication networks. Such failures could be caused by, among other things, software bugs, computer virus attacks or conversion errors due to system upgrading. In addition, any security breach caused by unauthorized access to information or systems, or intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment, could have a material adverse effect on our business, results of operations and financial condition.

Our ability to remain competitive and achieve further growth will depend in part on our ability to upgrade our information technology systems and increase our capacity on a timely and cost effective basis. Any substantial failure to improve or upgrade information technology systems effectively or on timely basis could materially and adversely affect our competitiveness, results of operations and financial condition.

Operational problems or errors can have a material adverse impact on our business, financial condition and results of operations.

Santander-Chile, like all large financial institutions, is exposed to many types of operational risks, including the risk of fraud by employees and outsiders, failure to obtain proper internal authorizations, failure to properly document transactions, equipment failures and errors by employees. Fraud or other misconduct by employees or third parties may be difficult to detect and prevent and could subject us to financial losses and sanctions imposed by governmental authorities as well as seriously harm our reputation.  Although Santander-Chile maintains a system of operational controls, there can be no assurance that operational problems or errors will not occur and that their occurrence will not have a material adverse impact on our business, financial condition and results of operations.

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

Pursuant to the General Banking Law, all Chilean banks may, subject to the approval of the Superintendency of Banks, engage in certain businesses other than commercial banking depending on the risk associated with such business and the financial strength of the bank. Such additional businesses include securities brokerage, mutual fund management, securitization, insurance brokerage, leasing, factoring, financial advisory, custody and transportation of securities, loan collection and financial services. The General Banking Law also provides the Chilean banking system with a modified version of the capital adequacy guidelines issued by the Basle Committee on Banking Regulation and Supervisory Practices and limits the discretion of the Superintendency of Banks to deny new banking licenses. There can be no assurance that regulators will not in the future impose more restrictive limitations on the activities of banks, including us, than those currently in effect. Any such change could have a material adverse effect on our financial condition or results of operations.

Historically, Chilean banks have not paid interest on amounts deposited in checking accounts. However, since June 1, 2002, the Central Bank allows banks to pay interest on checking accounts. Currently, there are no applicable restrictions on the interest that may be paid on checking accounts. We have begun to pay interest on some checking accounts under certain conditions. If competition or other factors lead us to pay higher interest rates on checking accounts, to relax the conditions under which we pay interest or to increase the number of checking accounts on which we pay interest, any such change could have a material adverse effect on our financial condition or results of operations.

We must maintain higher regulatory capital to risk-weighted assets than other banks in Chile. The merger of Old Santander-Chile and Santiago required a special regulatory preapproval of the Superintendency of Banks, which was granted on May 16, 2002. The resolution granting this preapproval imposed a mandatory minimum regulatory capital to risk weighted assets ratio of 12% for the merged bank compared to the 8% minimum for other banks in Chile. Effective January 1, 2005, the Superintendency of Banks lowered our minimum regulatory capital to risk- weighted assets ratio to 11%.  Although we have not failed in the past to comply with our capital maintenance obligations, there can be no assurance that we will be able to do so in the future.

We are subject to regulatory inspections and examinations.

We are also subject to various inspections, examinations, inquiries, audits and other regulatory requirements by Chilean regulatory authorities.  We cannot assure you that we will be able to meet all the applicable regulatory requirements and guidelines, or that we will not be subject to sanctions, fines and other penalties in the future as a result of non-compliance. If sanctions, fines and other penalties are imposed on us for failure to comply with applicable requirements, guidelines or regulations, our business, financial condition, results of operations and our reputation and ability to engage in business may be materially and adversely affected.

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

The prices of securities issued by Chilean companies, including banks, are to varying degrees influenced by economic and market considerations in other countries.  We cannot assure you that future developments in or affecting the Chilean economy, including consequences of economic difficulties in other markets, will not materially and adversely affect our business, financial condition or results of operations.

We are directly exposed to risks related to the weakness and volatility of the economic and political situation in Latin America, especially in Argentina and Brazil. Although the government have stimulated economic growth in Argentina, if Argentina’s economic environment significantly deteriorates or does not further improve, the economy in Chile, as a neighboring country and  trading partner, could also be affected and could experience slower growth than in recent years. The recent cuts in gas exports from Argentina to Chile could also adversely affect economic growth in Chile. Our business could be affected by an economic downturn in Brazil. This could result in the need for us to increase our loan allowances, thus affecting our financial results, our results of operations and the price of our securities.  At December 31, 2006, approximately 3.3% of our loans were held abroad and 0.60% of our loans were comprised of loans to companies in Latin American countries. We cannot assure you that crisis and political uncertainty in other Latin American countries will not have an adverse effect on Chile, the price of our securities or our business.

Currency fluctuations could adversely affect our financial condition and results of operations and the value of our securities.

Any future changes in the value of the Chilean peso against the U.S. dollar could affect the dollar value of our securities. The peso has been subject to large devaluations and appreciations in the past and could be subject to significant fluctuations in the future. Our results of operations may be affected by fluctuations in the exchange rates between the peso and the dollar despite our policy and Chilean regulations relating to the general avoidance of material exchange rate exposure. In order to avoid material exchange rate exposure, we enter into forward exchange transactions. The following table shows the value of the Chilean peso relative to the U.S. dollar as reported by the Central Bank at year end for the last five years.

Year	Exchange rate (Ch$) Year-end	Devaluation (appreciation) (%)
2002	712.38	8.6%
2003	599.42	(15.9%)
2004	559.83	(6.6%)
2005	514.21	(8.1%)
2006	534.43	3.9%

Source: Central Bank.

We may decide to change our policy regarding exchange rate exposure. Regulations that limit such exposures may also be amended or eliminated. Greater exchange rate risk will increase our exposure to the devaluation of the peso, and any such devaluation may impair our capacity to service foreign currency obligations and may, therefore, materially and adversely affect our financial condition and results of operations. Notwithstanding the existence of general policies and regulations that limit material exchange rate exposures, the economic policies of the Chilean government and any future fluctuations of the peso against the dollar could affect our financial condition and results of operations.

Furthermore, Chilean tradings in the shares underlying our ADSs will be conducted in pesos. Cash distributions with respect to our shares of common stock are received in Chilean pesos by the depositary which then will convert such amounts to U.S. dollars at the then prevailing exchange rate for the purpose of making payments in respect of our ADSs. If the value of the Chilean peso falls relative to the U.S. dollar, the dollar value of our ADSs and any distributions to be received from the depositary will be reduced. In addition, the depositary will incur customary current conversion costs (to be borne by the holders of our ADSs) in connection with the conversion and subsequent distribution of dividends or other payments.

Chile’s banking regulatory and capital markets environment is continually evolving and may change.

Chilean laws, regulations, policies and interpretations of laws relating to the banking sector and financial institutions are continually evolving and changing. For example, legislation is being discussed regarding the elimination of reserve requirements, permissions to enter the pension fund business and modifications to maximum lending rates.  Changes in banking regulations may materially and adversely affect our business, financial condition and results of operations.

In addition, certain aspects of Chilean legislation governing the capital markets is currently being reviewed by the Constitutional Court, after being approved by the Chilean Congress and a new law known as Mercado de Capitales II (“MK2”) is expected to be passed soon.  MK2 is expected to, among other things, modify certain provisions set forth in the General Banking Law that limit the lending activity of banks.  Under current legislation, banks are not allowed to grant unsecured loans to one individual or entity in an aggregate amount in excess of 5% of the regulatory capital of the bank.  This limit is increased to 25% if the amount that exceeds said 5% corresponds to loans secured by collateral with an aggregate value equal to or higher than such excess.  MK2 is expected to increase these limits to 10% and 30% of the regulatory capital of the bank, respectively, unless the loans are granted to individuals or entities directly or indirectly related to the property or management of the bank, in which case the limits are expected to be maintained in 5% and 25%, respectively.  Although any such increase may increase our lending activity, it may also increase the risks associated with the growth of our loan portfolio.  See “Item 3: Key Information—D. Risk Factors—Risks Associated with Our Business—The growth of our loan portfolio may expose us to increased loan losses.”

Any downgrading of Chile debt credit rating for domestic and international debt by international credit rating agencies may adversely affect our business, our future financial performance, stockholder’s equity and the price of our shares and ADSs.

Our ratings are equivalent to the Chilean sovereign ratings. In 2006, Moody’s improved its rating for the Republic of Chile and also for us. Any adverse revisions to Chile’s credit ratings for domestic and international debt by international rating agencies may adversely affect our ratings, and our business, future financial performance, stockholder’s equity and the price of our equity shares and ADSs.

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

Accounting, financial reporting and securities disclosure requirements in Chile differ from those in the United States. Accordingly, the information about us available to you will not be the same as the information available to shareholders of a U.S. financial institution. There are also material differences between Chilean and U.S. accounting and financial reporting standards. As a result, Chilean financial statements and reported earnings generally differ from those reported based on U.S. accounting and reporting standards.

As a regulated financial institution, we are required to submit to the Superintendency of Banks unaudited unconsolidated balance sheets and income statements, excluding any note disclosure, prepared in accordance with Chilean GAAP and the rules of the Superintendency of Banks on a monthly basis. Such disclosure differs in a number of significant respects from information generally available in the United States with respect to U.S. financial institutions.

The securities laws of Chile, which govern open or publicly listed companies such as us, have  a principal objective of promoting disclosure of all material corporate information to the public. Chilean disclosure requirements, however, differ from those in the United States in some material respects. In addition, although Chilean law imposes restrictions on insider trading and price manipulation, applicable Chilean laws are different from those in the United States and in certain respects the Chilean securities markets are not as highly regulated and supervised as the U.S. securities markets.

Our status as a controlled company and a foreign private issuer exempts us from certain of the corporate governance standards of the New York Stock Exchange, limiting the protections afforded to investors.

We are a “controlled company” and a “foreign private issuer” within the meaning of the New York Stock Exchange corporate governance standards. Under the New York Stock Exchange rules, a controlled company is exempt from certain New York Stock Exchange corporate governance requirements. In addition, a foreign private issuer may elect to comply with the practice of its home country and not to comply with certain New York Stock Exchange corporate governance requirements, including the requirements that (1) a majority of the board of directors consist of independent directors, (2) a nominating and corporate governance committee be established that is composed entirely of independent directors and has a written charter addressing the committee's purpose and responsibilities, (3) a compensation committee be established that is composed entirely of independent directors and has a written charter addressing the committee's purpose and responsibilities and (4) an annual performance evaluation of the nominating and corporate governance and compensation committees be undertaken. We currently use these exemptions and intend to continue using these exemptions. Accordingly, you will not have the same protections afforded to shareholders of companies that are subject to all New York Stock Exchange corporate governance requirements.

Chile imposes controls on foreign investment and repatriation of investments that may affect your investment in, and earnings from, our ADSs.

Equity investments in Chile by persons who are not Chilean residents have generally been subject to various exchange control regulations which restrict the repatriation of the investments and earnings therefrom. In April 2001, the Central Bank eliminated the regulations that affected foreign investors except that investors are still required to provide the Central Bank with information related to equity investments and conduct such operations within Chile’s Formal Exchange Market. The ADSs are subject to a contract, dated May 17, 1994, among the depositary, us and the Central Bank (the “Foreign Investment Contract”) that remains in full force and effect.  The ADSs continue to be governed by the provisions of the Foreign Investment Contract subject to the regulations in existence prior to April 2001.  The Foreign Investment Contract grants the depositary and the holders of the ADSs access to the Formal Exchange Market, which permits the depositary to remit dividends it receives from us to the holders of the ADSs.  The Foreign Investment Contract also permits ADS holders to repatriate the proceeds from the sale of shares of our common stock withdrawn from the ADR facility, or that have been received free of payment as a consequence of spin offs, mergers, capital increases, wind-ups, share dividends or preemptive rights transfers, enabling them to acquire the foreign currency necessary to repatriate earnings from such investments. Pursuant to Chilean law, the Foreign Investment Contract cannot be amended unilaterally by the Central Bank, and there are judicial precedents (although not binding with respect to future judicial decisions) indicating that contracts of this type may not be abrogated by future legislative changes or resolutions of the Advisory Council of the Central Bank. Holders of shares of our common stock, except for shares of our common stock withdrawn from the ADS facility or received in the manner described above, are not entitled to the benefits of the Foreign Investment Contract, may not have access to the Formal Exchange Market, and may have restrictions on their ability to repatriate investments in shares of our common stock and earnings therefrom.

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

We are a Chilean corporation. None of our directors are residents of the United States and most of our executive officers reside outside the United States. In addition, a substantial portion of our assets and the assets of our directors and executive officers are located outside the United States. As a result, it may be difficult for ADS holders to effect service of process outside Chile upon us or our directors and executive officers or to bring an action against us or such persons in the United States or Chile to enforce liabilities based on U.S. federal securities laws. It may also be difficult for ADS holders to enforce in the United States or in Chilean courts money judgments obtained in United States courts against us or our directors and executive officers based on civil liability provisions of the U.S. federal securities laws. If a U.S. court grants a final money judgment in an action based on the civil liability provisions of the federal securities laws of the United States, enforceability of this money judgment in Chile will be subject to the obtaining of the relevant "exequatur" (i.e., recognition and enforcement of the foreign judgment) according to Chilean civil procedure law currently in force, and consequently, subject to the satisfaction of certain factors. The most important of these factors are the existence of reciprocity, the absence of a conflicting judgment by a Chilean court relating to the same parties and arising from the same facts and circumstances and the Chilean courts’ determination that the U.S. courts had jurisdiction, that process was appropriately served on the defendant and that enforcement would not violate Chilean public policy. Failure to satisfy any of such requirements may result in non-enforcement of your rights.

We cannot assure you of the accuracy or comparability of facts, forecasts and statistics contained in this report with respect to Chile, its economy and global banking industries.

Facts, forecasts and statistics in this document relating to Chile, Chile’s economy and Chilean global banking industries, including market share information, are derived form various official and other publicly available sources generally believed to be reliable. However, we cannot guarantee the quality and reliability of such official and other sources of materials. In addition, these facts, forecasts and statistics have not been independently verified by us and, therefore, we make no representation as to the accuracy of such facts, forecasts and statistics, which may not be consistent with other information compiled within or outside of Chile and may not be complete or up to date. We have taken reasonable care in reproducing or extracting the information from such sources. However, because of possible flawed or ineffective methodologies underlying the published information or discrepancies between the published information and market practice and other problems, these facts, forecasts or statistics may be inaccurate and may not be comparable from period to period or to facts, forecasts or statistics produced for other economies, and you should not unduly rely upon them.

Risks Relating to our ADSs

There may be a lack of liquidity and market for our shares and ADSs.

The ADSs are listed and traded on the NYSE. The common stock is listed and traded on the Santiago Stock Exchange, the Chile Electronic Stock Exchange and the Valparaiso Stock Exchange, which we refer to collectively as the Chilean Stock Exchanges, although the trading market for the common stock is small by international standards. At December 31, 2006, we had 188,446,126,794 shares of common stock outstanding. The Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. According to Article 14 of the Ley de Mercado de Valores, Ley No. 18,045, or the Chilean Securities Market Law, the Superintendencia de Valores y Seguros, or the Superintendency of Securities and Insurance, may suspend the offer, quotation or trading of shares of any company listed on one or more Chilean Stock Exchanges for up to 30 days if, in its opinion, such suspension is necessary to protect investors or is justified for reasons of public interest. Such suspension may be extended for up to 120 days. If, at the expiration of the extension, the circumstances giving rise to the original suspension have not changed, the Superintendency of Securities and Insurance will then cancel the relevant listing in the registry of securities. In addition, the Santiago Stock Exchange may inquire as to any movement in the price of any securities in excess of 10% and suspend trading in such securities for a day if it deems necessary.

Although the common stock is traded on the Chilean Stock Exchanges, there can be no assurance that a liquid trading market for the common stock will continue. Approximately 23.09% of our outstanding common stock is held by the public (i.e., shareholders other than Banco Santander Central Hispano S.A., to which we refer as Banco Santander Central Hispano, and its affiliates), including our shares that are represented by ADSs trading on the NYSE.  A limited trading market in general and our concentrated ownership in particular may impair the ability of an ADS holder to sell in the Chilean market shares of common stock obtained upon withdrawal of such shares from the ADR facility in the amount and at the price and time such holder desires, and could increase the volatility of the price of the ADSs.

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

Our corporate affairs are governed by our estatutos, or bylaws, and the laws of Chile. Under such laws, our shareholders may have fewer or less well defined rights than they might have as shareholders of a corporation incorporated in a U.S. jurisdiction. For example, under legislation applicable to Chilean banks, our shareholders would not be entitled to appraisal rights in the event of a merger or other business combination undertaken by us.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Overview

We were formed on August 1, 2002 through the merger of Santiago and Old Santander-Chile, both of which were subsidiaries of our controlling shareholder, Banco Santander Central Hispano. We are the largest bank in Chile in terms of total assets, total deposits, loans and shareholders’ equity. At December 31, 2006, we had total assets of Ch$14,843,439 million (US$27,774 million), loans net of allowances outstanding of Ch$11,614,895 million (US$21,733 million), deposits of Ch$9,392,332 million (US$17,574 million) and shareholders’ equity of Ch$1,245,339 million (US$2,330 million). As of December 31, 2006, we employed 8,184 people (on a consolidated basis) and had the largest private branch network in Chile with 397 branches (includes payment centers Santander SuperCaja). Our headquarters are located in Santiago and we operate in every major region of Chile.

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

Old Santander-Chile was established as a subsidiary of Banco Santander Central Hispano in 1978. In 1982, Old Santander-Chile acquired a significant portion of the assets and liabilities of Banco Español-Chile, a domestic bank that had become insolvent. In July 1996, Old Santander-Chile was merged into Banco Osorno y la Unión ("Banco Osorno") becoming “Banco Santander-Chile”, the third largest private bank in terms of outstanding loans at that date.

Our principal executive offices are located at Bandera 140, Santiago, Chile. Our telephone number is 562-320-2000 and our website is www.santandersantiago.cl. None of the information contained on our website is incorporated by reference into, or forms part of, this Annual Report.  Our agent for service of process in the United States is Puglisi & Associates.

Relationship with Banco Santander Central Hispano

We believe that our relationship with our controlling shareholder, Banco Santander Central Hispano, offers us a significant competitive advantage over our peer Chilean banks. Banco Santander Central Hispano is one of the largest financial groups in Latin America, in terms of total assets measured on a region-wide basis. It is the largest financial group in Spain and is a major player elsewhere in Europe, including the United Kingdom through its Abbey subsidiary and Portugal, where it is the third-largest banking group.  Through Santander Consumer it also operates a leading consumer finance franchise in Germany, Italy, Spain and several other European countries.

Our relationship with Banco Santander Central Hispano provides us with access to the group’s client base, while its multinational focus allows us to offer international solutions to our clients’ financial needs. We also have the benefit of selectively borrowing from Banco Santander Central Hispano’s product offerings in other countries as well as benefiting from their know-how in systems management. We believe that our relationship with Banco Santander Central Hispano will also enhance our ability to manage credit and market risks by adopting policies and know-how developed by Banco Santander Central Hispano. Our internal auditing function has been strengthened and is more independent from management as a result of the addition of an internal auditing department that concurrently reports directly to our Audit Committee and the audit committee of Banco Santander Central Hispano. We believe that this structure leads to improved monitoring and control of our exposure to operational risks.

Banco Santander Central Hispano’s support includes the assignment of managerial personnel to key supervisory areas of Santander-Chile, like Risks, Auditing, Accounting and Financial Control. Santander-Chile does not pay any management fees to Banco Santander Central Hispano in connection with these support services.

B. Organizational Structure

Banco Santander Central Hispano controls Santander-Chile through its holdings in Teatinos Siglo XXI S.A., which we refer to as "Teatinos Siglo XXI", and Santander-Chile Holding, both controlled subsidiaries. This gives Santander Central Hispano control over 76.91% of the shares of the Bank. Economic participation when excluding minority shareholders that participate in Santander Chile Holding is 76.73%.

Shareholder	Number of Shares	Percentage
Teatinos Siglo XXI S.A.	78,108,391,607	41.45%
Santander Chile Holding	66,822,519,695	35.46%

Management Team

The chart below sets forth the names and areas of responsibility of our senior commercial managers.

The chart below sets forth the names and areas of responsibilities of our operating managers.

C. Business Overview

We have 375 branches in total, 103 of which operated under the Santander Banefe brand name. The remaining 272 branches are operated under the Santander Santiago brand name. In addition, we have 22 payment centers with a brand name of Santander SuperCaja. We provide a full range of financial services to corporate and individual customers. We divide our clients into the following segments:

The retail segment primarily serves the following types of customers:

·
Lower-middle to middle-income (Santander Banefe), consisting of individuals with monthly income between Ch$120,000 (US$225) and Ch$400,000 (US$749), which are served through our Banefe branch network. This segment accounts for 5.1% of our loans at December 31, 2006. This segment offers customers a range of products, including consumer loans, credit cards, auto loans, residential mortgage loans, debit card accounts, savings products, mutual funds and insurance brokerage.

·
Middle- and upper-income, consisting of individuals with a monthly income greater than Ch$400,000 (US$749). Clients in this segment account for 38.1% of our loans at December 31, 2006 and are offered a range of products, including consumer loans, credit cards, auto loans, commercial loans, foreign trade financing, residential mortgage loans, checking accounts, savings products, mutual funds and insurance brokerage.

·
Small businesses, consisting of small companies with annual sales less than Ch$1,200 million (US$2.2 million). At December 31, 2006, small companies, or SMEs, represented approximately 16.0% of our total loans outstanding. Customers in this segment are offered a range of products, including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, savings products, mutual funds and insurance brokerage.

The Middle-market segment consists primarily of mid-sized companies, companies in the real estate sector and large companies.

·
Mid-sized companies, consisting of companies with annual sales over Ch$1,200 million (US$2.2 million) and up to Ch$3,500 million (US$6.5 million). Customers in this segment are offered a wide range of products, including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, cash management, treasury services, financial advisory, savings products, mutual funds and insurance brokerage. At December 31, 2006, these clients represented 8.2% of our total loans outstanding.

·	Real estate. This segment includes all companies in the real estate sector. At December 31, 2006, these clients represented 4.7% of our total loans outstanding. Apart from traditional banking services, we also offer clients in the real estate sector specialized services for financing primarily residential projects in order to increase the sale of residential mortgage loans.

·
Large companies, consisting of companies with annual sales over Ch$3,500 million (US$6.5 million). Customers in this segment are offered a wide range of products, including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, cash management, treasury services, financial advisory, savings products, mutual funds and insurance brokerage. At December 31, 2006, these clients represented 9.6% of our total loans outstanding.

The Wholesale segment is comprised of:

·
Companies that are foreign multinationals or part of a large Chilean economic group with sales over Ch$3,500 million (US$6.5 million). At December 31, 2006, these clients represented 15.1% of our total loans outstanding. Customers in this segment are offered a wide range of products, including commercial loans, leasing, factoring, foreign trade, mortgage loans, checking accounts, cash management, treasury services, financial advisory, savings products, mutual funds and insurance brokerage.

The Institutional segment is comprised of:

·
Institutional corporations such as universities, government agencies, municipalities and regional governments. At December 31, 2006, these clients represented 1.9% of our total loans outstanding. We offer these customers a range of products, including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, cash management, savings products, mutual funds and insurance brokerage.

The Treasury Division provides sophisticated financial products mainly to companies in the wholesale banking and the middle market segments, including such products as short-term financing and funding, securities brokerage, interest rate and foreign currency derivatives, securitization services and other tailored financial products. The Treasury division also manages the Bank’s trading positions as well as the non-trading investment portfolio.

Our leasing subsidiary (Santiago Leasing S.A.) has been segmented into the above categories. The subsidiary Santander S.A. Agente de Valores is included in the Treasury Division and the mutual fund and insurance brokerage subsidiaries are included in the various sub-segments (other than in the Treasury Division).

The table below sets forth our lines of business and certain statistical information relating to each of them at and for the year ended December 31, 2006. Please see Note 26(y) to our Audited Consolidated Financial Statements for details of revenue by business segment in the last three years.

	At and for the year ended December 31, 2006
Segment	Loans	Net interest revenue	Fees, net	Net loan loss provisions (1)	Financial transactions, net (2)	Net segment contribution (3)
	(in millions of constant Ch$ as of December 31, 2006)
Individuals	5,097,010	332,444	103,476	(101,753)	-	334,167
Santander Banefe	602,960	104,505	22,059	(51,893)	-	74,671
Middle-upper income	4,487,044	227,590	81,374	(49,957)	-	259,007
Santiago Leasing S.A.	7,006	349	43	97	-	489
Small companies	1,890,736	129,854	28,671	(20,840)	-	137,685
Total Retail	6,987,746	462,298	132,147	(122,593)	-	471,852
Middle-market	2,679,108	73,820	13,981	(720)	-	87,081
Mid-sized companies	962,649	33,341	6,846	(3,501)	-	36,686
Real estate	554,294	10,350	1,422	1,634	-	13,406
Large companies	1,128,536	28,456	5,508	680	-	34,644
Santiago Leasing S.A.	33,629	1,673	205	467	-	2,345
Wholesale	1,782,052	30,469	7,536	703	-	38,708

	At and for the year ended December 31, 2006
Segment	Loans	Net interest revenue	Fees, net	Net loan loss provisions (1)	Financial transactions, net (2)	Net segment contribution (3)
	(in millions of constant Ch$ as of December 31, 2006)
Institutional	229,242	9,510	1,201	481	-	11,192
Treasury (4)	-	32,479	1,303	-	51,604	85,386
Others (5)	110,811	3,678	6,382	(893)	-	9,167
Total	11,788,959	612,254	162,550	(123,022)	51,604	703,386

(1) Includes gross provisions for loan losses, net of releases on recoveries.

(2) Includes the net gains from trading, net mark-to-market gains and net foreign exchange transactions.

(3) Equal to the sum of net interest revenue, net fee income and net financial transactions, minus net provision for loan losses.

(4) Includes Santander S.A. Agente de Valores.

(5) Includes contribution of other Bank subsidiaries and other non-segmented items.

Operations through Subsidiaries

The General Banking Law was amended on November 4, 1997, to extend the scope of a bank’s permissible activities, which permitted us to directly provide leasing and financial advisory services we could formerly offer only through our subsidiaries, to offer investment advisory services outside of Chile and to undertake activities we could not formerly offer directly or through subsidiaries, such as factoring, securitization, foreign investment funds, custody and transport of securities and insurance brokerage services.

For the year ended December 31, 2006, our subsidiaries collectively accounted for approximately 13% of our consolidated net income. The assets and operating income of these subsidiaries as of and for the year ended December 31, 2006 represented 5.6% and 7.6% of our total assets and operating income, respectively.

	Percentage Owned
	At December 31, 2005			At December 31, 2006
	Direct	Indirect	Total	Direct	Indirect	Total
	%	%	%	%	%	%
Subsidiary
Santiago Leasing S.A.	99.50	—	99.50	99.50	—	99.50
Santiago Corredores de Bolsa Ltda.	99.19	0.81	100.00	99.19	0.81	100.00
Santander Santiago S.A. Administradora General de Fondos	99.96	0.02	99.98	99.96	0.02	99.98
Santander S.A. Agente de Valores	99.03	—	99.03	99.03	—	99.03
Santander Santiago S.A. Sociedad Securitizadora	99.64	—	99.64	99.64	—	99.64
Santander Santiago Corredora de Seguros Ltda.	99.99	—	99.99	99.99	—	99.99
Santander Servicios de Recaudación y Pagos Ltda.	—	—	—	99.90	0.10	100.00

The Board of Directors has approved the merger between Santiago Corredores de Bolsa Ltda, a subsidiary of the Bank, and Santander Investment S.A. Corredores de Bolsa, an indirect subsidiary of Banco Santander Central Hispano.  As a result of the proposed merger, the Bank will own 50.6% of the merged entity.

Competition

Overview

The Chilean financial services market consists of a variety of largely distinct sectors. The most important sector, commercial banking, includes a number of privately-owned banks and one public-sector bank, Banco del Estado (which operates within the same legal and regulatory framework as the private-sector banks). The private-sector banks include local banks and a number of foreign-owned banks which are operating in Chile. The Chilean banking system is comprised of 25 private-sector banks and one public-sector bank. Five private-sector banks along with the state-owned bank together accounted for 80.4% of all outstanding loans by Chilean financial institutions at December 31, 2006.

The Chilean banking system has experienced increased competition in recent years largely due to consolidation in the industry and new legislation. For example, the merger of Banco de Chile with Banco de A. Edwards, effective January 2, 2002, resulted in the creation at that moment of the largest bank in Chile. Shortly after that merger was consummated, Banco Santander Central Hispano announced the merger of the two banks it owned in Chile, Banco Santander-Chile and Banco Santiago, creating the largest bank in Chile. We also face competition from non-bank and non-finance competitors (principally department stores) with respect to some of our credit products, such as credit cards, consumer loans and insurance brokerage. In addition, we face competition from non-bank finance competitors, such as leasing, factoring and automobile finance companies, with respect to credit products, and mutual funds, pension funds and insurance companies, with respect to savings products.  In May 2007, Falabella, Chile’s largest retailer, and DKS, Chile’s largest food retailer, announced plans to merge.  According to our internal estimates, this would create the largest non-bank consumer finance company in Chile.  Currently, banks continue to be the main suppliers of leasing, factoring and mutual funds, and the insurance sales business has grown rapidly.

As shown in the following table, we are the market leader in substantially all types of banking services in Chile:

	Market Share at December 31, 2005	Market Share at December 31, 2006	Rank as of at December 31, 2006
Commercial loans	19.8%	18.7%	2
Consumer loans	25.6	26.7	1
Mortgage loans (residential and general purpose)	23.5	24.2	1
Residential mortgage loans	24.9	25.9	1
Foreign trade loans (loans for export, import and contingent)	22.0	21.5	1
Total loans	22.6	22.3	1
Deposits	21.5	22.0	1
Mutual funds (assets managed)	21.6	22.1	2
Credit card accounts	37.3	35.8	1
Checking Accounts (1)	25.7	27.1	1
Branches (2)	20.3	20.3	1
ATM locations (3)	28.1	28.6	1

Source: Superintendency of Banks

(1)	According to latest data available as of November 2006.

(2)	According to latest data available as of March 2007. Excluding special-service payment centers.

(3)	According to latest data available as of September 2006.

Our market share in Chile’s commercial loan market decreased from December 31, 2005 to December 31, 2006, and we ranked the second in this market at December 31, 2006, compared to the first at December 31, 2005.  This is primarily due to our reduction of the relatively low yielding large corporate portfolio.

The following tables set out certain statistics comparing our market position to that of our peer group, defined as the five largest banks in Chile in terms of shareholders’ equity as of December 31, 2006.

Loans

As of December 31, 2006, our loan portfolio was the largest among Chilean banks. Our loan portfolio on a stand-alone basis represented 22.3% of the market for loans in the Chilean financial system at such date. The following table sets forth our and our peer group’s market shares in terms of loans at the dates indicated.

	At December 31, 2006			At December 31, 2005

Loans	Ch$ million	US$ million	Market Share	Market Share
Santander-Chile	11,759,586	22,004	22.3%	22.6%
Banco de Chile	9,503,886	17,783	18.0	18.1
Banco del Estado	6,999,019	13,096	13.3	13.3

	At December 31, 2006			At December 31, 2005

Loans	Ch$ million	US$ million	Market Share	Market Share
Banco de Crédito e Inversiones	6,544,576	12,246	12.4	12.3
BBVA, Chile	4,281,059	8,011	8.1	8.0
Corpbanca	3,331,824	6,234	6.3	6.4
Others	10,362,296	19,389	19.6	19.3
Chilean financial system	52,782,246	98,763	100.0%	100.0%

Source: Superintendency of Banks

Deposits

On a stand alone basis, we had a 22.0% market share in deposits, ranking the first place among banks in Chile at December 31, 2006. Deposit market share is based on total time deposits at the respective dates and the average monthly checking and demand deposit accounts for the corresponding months net of clearance. The following table sets forth our and our peer group’s market shares in terms of deposits at the dates indicated.

	At December 31, 2006			At December 31, 2005

Deposits	Ch$ million	US$ million	Market Share(1)	Market Share
Santander-Chile	9,208,199	17,230	22.0%	21.5%
Banco de Chile	7,399,525	13,846	17.7	16.4
Banco del Estado	6,401,831	11,979	15.3	17.2
Banco de Crédito e Inversiones	5,206,214	9,742	12.4	12.0
BBVA, Chile	3,394,178	6,351	8.1	8.0
Corpbanca	1,930,245	3,612	4.6	5.2
Others	8,331,739	15,590	19.9	19.7
Chilean financial system	41,871,931	78,350	100.0%	100.0%

(1)
The balances of checking and demand deposit accounts are the average monthly balances instead of year-end balances, as we believe that period-end balances are not always reflective of a bank’s position in checking and demand deposit accounts. The source for the average balances is the Superintendency of Banks.

Shareholders’ equity

With Ch$1,245,339 million (US$2,330 million) in shareholders’ equity, at December 31, 2006, we were the largest commercial bank in Chile in terms of shareholders’ equity. The following table sets forth our and our peer group’s shareholders’ equity at December 31, 2005 and 2006.

	At December 31, 2006			At December 31, 2005
Equity(1)	Ch$ million	US$ million	Market Share	Market Share
Santander-Chile	1,245,339	2,330	21.9%	21.1%
Banco de Chile	834,631	1,562	14.7	15.1
Banco del Estado	502,232	940	8.8	8.7
Banco de Crédito e Inversiones	587,599	1,099	10.3	9.8
BBVA, Chile	295,786	553	5.2	5.6
Corpbanca	433,249	811	7.6	7.9
Others	1,798,086	3,365	31.5	31.8
Chilean financial system	5,696,922	10,660	100.0%	100.0%

Source: Superintendency of Banks.

(1)	Percentage of total shareholders’ equity of all Chilean banks.

Efficiency

For the year ended December 31, 2006, we were the most efficient bank in our peer group. The following table sets forth our and our peer group’s efficiency ratio (defined as operating expenses as a percentage of operating revenue, which is aggregate of net interest revenue, fees and income from services (net ) and other operating income (net)) for the year indicated.

Efficiency ratio	As of December 31, 2006	As of December 31, 2005
	%	%
Santander-Chile	40.6%	44.0%
Banco de Chile	53.0	50.4
Banco del Estado	58.9	60.7
Banco de Crédito e Inversiones	57.3	52.7
BBVA, Chile	66.6	68.6
Corpbanca	56.6	40.7
Chilean financial system	52.5%	54.1%

Source: Superintendency of Banks, stand alone basis

Return on average equity

As of December 31, 2006, we were the second most profitable bank in our peer group (as measured by return on average equity) and the second most capitalized bank as measured by the BIS ratio. The following table sets forth our and our peer group’s return on average equity for the year ended December 31, 2005 and 2006 and BIS ratio at the dates indicated:

	Return on average equity for the year ended December 31,		BIS Ratio at December 31,
	2006	2005	2006	2005
	%	%	%	%
Santander-Chile	24.8%	24.1%	12.6%	12.9%
Banco de Chile	25.5	26.7	10.7	11.2
Banco del Estado	9.9	9.2	11.1	10.7
Banco de Crédito e Inversiones	22.6	23.4	10.3	10.3
BBVA, Chile	10.0	10.7	10.3	10.8
Corpbanca	9.5	13.8	13.6	13.5
Chilean Financial System	16.7%	16.3%	12.5%	13.0%

Source: Superintendency of Banks, except Santander-Chile. Calculated by dividing annual net income by monthly average equity. For Santander-Chile, the average equity is calculated on a daily basis by the Bank (See Item 5: Operating and Financial Review and Prospects — D. Selected Statistical Information— Average Balance Sheets, Income Earned from Interest-Earning Assets and Interest paid on Interest-Bearing Liabilities.

Asset Quality

At December 31, 2006, on a stand alone basis, we had the fourth lowest loan loss allowance to total loans ratio in our peer group. The following table sets forth our and our peer group’s loan loss allowance to total loans ratios as defined by the Superintendency of Banks at the dates indicated.

	Loan Loss allowances/total loans at December 31,
	2006	2005
Santander-Chile	1.46%	1.42%
Banco de Chile	1.48	1.70
Banco del Estado	1.67	1.64
Banco de Crédito e Inversiones	1.27	1.54
BBVA, Chile	1.14	1.35
Corpbanca	1.40	1.56
Chilean financial system	1.48%	1.61%

Source: Superintendency of Banks

D. Regulation and Supervision

General

In Chile, only banks may maintain checking accounts for their customers, conduct foreign trade operations, and together with non-banking financial institutions, accept time deposits. The principal authorities that regulate financial institutions in Chile are the Superintendency of Banks and the Central Bank. Chilean banks are primarily subject to the General Banking Law and secondarily, to the extent not inconsistent with this statute, the provisions of the Chilean Companies Law governing public corporations, except for certain provisions which are expressly excluded.

The modern Chilean banking system dates from 1925 and has been characterized by periods of substantial regulation and state intervention, as well as periods of deregulation. The most recent period of deregulation commenced in 1975 and culminated in the adoption of a series of amendments to General Banking Law. That law, amended most recently in 2001, granted additional powers to banks, including general underwriting powers for new issues of certain debt and equity securities and the power to create subsidiaries to engage in activities related to banking, such as brokerage, investment advisory and mutual fund services, administration of investment funds, factoring, securitization products and financial leasing services.

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

Any person wishing to acquire, directly or indirectly, 10.0% or more of the share capital of a bank must obtain the prior approval of the Superintendency of Banks. Absent such approval, the acquiror of shares so acquired will not have the right to vote them. The Superintendency of Banks may refuse to grant its approval only based on specific grounds set forth in the General Banking Law.

According to Article 35 bis of the General Banking Law, the prior authorization of the Superintendency of Banks is required for:

·	the merger of two or more banks;

·	the acquisition of all or a substantial portion of a banks’ assets and liabilities by another bank;

·	the control by the same person, or controlling group, of two or more banks; or

·	a substantial increase in the existing control of a bank by a controlling shareholder of that bank.

Such prior authorization is required solely when the acquiring bank or the resulting group of banks would own a significant market share in loans, defined by the Superintendency of Banks to be more than 15.0% of all loans in the Chilean banking system. The intended purchase, merger or expansion may be denied by the Superintendency of Banks; or, if the acquiring bank or resulting group would own a market share in loans determined to be more than 20.0% of all loans in the Chilean banking system, the purchase, merger, or expansion may be conditioned on one or more of the following:

·	that the bank or banks maintain regulatory capital higher than 8.0% and up to 14.0% of their risk-weighted assets;

·	that the technical reserve established in article 65 of the General Banking Law be applicable when deposits exceed one and a half times the resulting bank’s paid-in capital and reserves; or

·	that the margin for interbank loans be reduced to 20.0% of the resulting bank’s regulatory capital.

If the acquiring bank or resulting group would own a market share in loans determined by the Superintendency of Banks to be more than 15% but less than 20%, the authorization will be conditioned on the bank or banks maintaining a regulatory capital not lower than 10% of their risks-weighted assets for the period specified by the Superintendency of Banks, which may not be less than one year. The calculation of the risk-weighted assets is based on a five-category risk classification system applied to a bank’s assets that is based on the Basel Committee recommendations.

Pursuant to the regulations of the Superintendency of Banks, the following ownership disclosures are required:

·	a bank is required to inform the Superintendency of Banks of the identity of any person owning, directly or indirectly, 5.0% or more of such banks’ shares;

·	holders of ADSs must disclose to the depositary the identity of beneficial owners of ADSs registered under such holders’ names;

·
the depositary is required to notify the bank as to the identity of beneficial owners of ADSs which such depositary has registered and the bank, in turn, is required to notify the Superintendency of Banks as to the identity of the beneficial owners of the ADSs representing 5.0% or more of such banks’ shares; and

·	bank shareholders who individually hold 10.0% or more of a bank’s capital stock and who are controlling shareholders must periodically inform the Superintendency of Banks of their financial condition.

Limitations on Types of Activities

Chilean banks can only conduct those activities allowed by the General Banking Law: making loans, accepting deposits and, subject to limitations, making investments and performing financial services. Investments are restricted to real estates for the bank’s own use, gold, foreign currencies and debt securities. Through subsidiaries, banks may also engage in other specific financial service activities such as securities brokerage services, equity investments, securities, mutual fund management, investment fund management, financial advisory and leasing activities. Subject to specific limitations and the prior approval of the Superintendency of Banks and the Central Bank, Chilean banks may own majority or minority interests in foreign banks.

On March 2, 2002, the Central Bank of Chile authorized banks to pay interest on checking accounts. On March 20, 2002, the Superintendency of Banks published guidelines establishing that beginning on June 1, 2002, banks could offer a new checking account product that pays interest. The Superintendency of Banks also stated that these accounts may be subject to minimum balance limits and different interest rates depending on average balances held in the account and that banks may also charge fees for the use of this new product. For banks with a solvency score of less than A, the Central Bank has also imposed additional caps to the interest rate that can be paid.

Deposit Insurance

The Chilean government guarantees up to 90.0% of the principal amount of certain time and demand deposits and savings accounts held by natural persons with a maximum value of UF120 per person (Ch$2,200,366 or U.S.$4,117 at December 31, 2006) per calendar year in the entire financial system.

Reserve Requirements

Deposits are subject to a reserve requirement of 9.0% for peso and foreign currency-denominated demand deposits and 3.6% for UF, peso and foreign currency-denominated time deposits (with terms of less than one year). For purposes of calculating the reserve obligation, banks are authorized to deduct daily from their foreign currency denominated liabilities, the balance in foreign currencies of certain loans and financial investments held outside of Chile, the most relevant of which include:

·	cash clearance account, which should be deducted from demand deposits for calculating reserve requirement;

·	certain payment orders issued by pension providers;

·	the amount set aside for “technical reserve” (as described below), which can be deducted from reserve requirement.

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

The Chilean Congress is currently reviewing legislation that will reform various laws regulating the Chilean capital markets (Reforma al Mercado de Capitales II). Among other things, the regulations with respect to “technical reserve” will be modified to permit banks to use regulatory capital to determine the amount of the reserve.

Minimum Capital

Under the General Banking Law, a bank is required to have a minimum of UF800,000 (approximately Ch$14,669 million and US$27.4 million as of December 31, 2006) of paid-in capital and reserves, a regulatory capital of at least 8% of its risk-weighted assets, net of required allowances, and paid-in capital and reserves of at least 3% of its total assets, net of required allowances.

However, a bank may begin its operations with 50.0% of such amount, provided that it has a regulatory capital of not less than 12.0% of its risk-weighted assets. Regulatory capital is defined as the aggregate of:

·	a bank’s paid-in capital and reserves, excluding capital attributable to subsidiaries and foreign branches or capital básico;

·
its subordinated bonds, valued at their placement price (but decreasing by 20.0% for each year during the period commencing six years prior to maturity), for an amount up to 50.0% of its basic capital; and

·	its voluntary allowances for loan losses for an amount of up to 1.25% of risk weighted-assets.

In 2002, the General Banking Law was modified, allowing banks to begin operations with a minimum capital of UF 400,000 (approximately US$13.7 million as of December 31, 2006) of paid-in capital and reserves with the obligation to increase it to UF 800,000 (approximately US$27.4 million as of December 31, 2006) in an undetermined period of time. If a bank maintains a minimum capital of UF 400,000 (approximately US$13.7 million as of December 31, 2006), it is required to maintain a minimum BIS ratio of 12%.  When such a bank’s paid-in capital reaches UF600,000 (approximately Ch$11,001 million and US$20.6 million as of December 31, 2006), the total capital ratio required is reduced to 10.0%.

Capital Adequacy Requirements

According to the General Banking Law, each bank should have a regulatory capital of at least 8.0% of its risk-weighted assets, net of required allowances.  The calculation of risk-weighted assets is based on a five-category risk classification system for bank assets that is based on the Basle Committee recommendations. In 2007, the third pillar of Basel II in Chile will include the implementation of capital limits with market risk- and operational risk-weighted assets.

Banks should also have capital básico, or basic capital, of at least 3.0% of their total assets, net of allowances. Basic capital is defined as a bank’s paid-in capital and reserves and is similar to Tier 1 capital except that it does not include net income for the period.

Lending Limits

Under the General Banking Law, Chilean banks are subject to certain lending limits, including the following material limits:

·
A bank may not extend to any entity or individual (or any one group of related entities), except for another financial institution, directly or indirectly, unsecured credit in an amount that exceeds 5.0% of the bank’s regulatory capital, or in an amount that exceeds 25.0% of its regulatory capital if the excess over 5.0% is secured by certain assets with a value equal to or higher than such excess. In the case of foreign export trade financing, the 5.0% ceiling for unsecured credits is raised to 10.0% and the 25.0% ceiling for secured credits to 30.0%. In the case of financing infrastructure projects built by government concession, the 5.0% ceiling for unsecured credits is raised to 15.0% if secured by a pledge over the concession, or if granted by two or more banks or finance companies which have executed a credit agreement with the builder or holder of the concession;

·	a bank may not extend loans to another financial institution subject to the General Banking Law in an aggregate amount exceeding 30.0% of its regulatory capital;

·	a bank may not directly or indirectly grant a loan whose purpose is to allow an individual or entity to acquire shares of the lender bank;

·	a bank may not lend, directly or indirectly, to a director or any other person who has the power to act on behalf of the bank; and

·
a bank may not grant loans to related parties (including holders of more than 1.0% of its shares) on more favorable terms than those generally offered to non-related parties. Loans granted to related parties are subject to the limitations described in the first bullet point above. In addition, the aggregate amount of loans to related parties may not exceed a bank’s regulatory capital.

In addition, the General Banking Law limits the aggregate amount of loans that a bank may grant to its employees to 1.5% of its regulatory capital, and provides that no individual employee may receive loans in excess of 10.0% of this 1.5% limit. Notwithstanding these limitations, a bank may grant to each of its employees a single residential mortgage loan for personal use once during such employee’s term of employment.

Certain aspects of Chilean legislation governing capital markets is currently being reviewed by the Chilean Congress. MK2 is expected to, among other things, modify some of the provisions concerning lending limits. The 5% limit affecting unsecured credit referred above is expected to be raised to 10% and the ceiling for secured credits is expected to be raised to 30%. Such limits are expected to be maintained in 5% and 25% for unsecured and secured credits, respectively, granted to individuals or entities directly or indirectly related to the property or management of the bank. See “Item 3: Key Information—D. Risk Factors—Risks Relating to Chile—Chile’s banking regulatory and capital markets environment is continually evolving and may change.”

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

In accordance with the regulations, which became effective as of January 1, 2004, the models and methods used to classify our loan portfolio must follow the following guiding principles, which have been established by the Superintendency of Banks and approved by our Board of Directors. In 2006, these models have been improved and various changes were and are being introduced. Group rating are being phased out and replaced by statistical scoring systems. A detailed description of this accounting policy is discussed below under “Item 5: Operating and Financial Review and Prospects—D. Selected Statistical Information—Loan Portfolio,” and “—Loans by Economic Activity—Classification of Loan Portfolio” and in Note 1 of our Audited Consolidated Financial Statements.

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

Legal Provisions Regarding Banking Institutions with Economic Difficulties

The General Banking Law provides that if specified adverse circumstances exist at any bank, its board of directors must correct the situation within 30 days from the date of receipt of the relevant financial statements. If the board of directors is unable to do so, it must call a special shareholders’ meeting to increase the capital of the bank by the amount necessary to return the bank to financial stability. If the shareholders reject the capital increase, or if it is not effected within the term and in the manner agreed to at the meeting, or if the Superintendency of Banks does not approve the board of directors’ proposal, the bank will be barred from increasing its loan portfolio beyond that stated in the financial statements presented to the board of directors and from making any further investments in any instrument other than in instruments issued by the Central Bank. In such a case, or in the event that a bank is unable to make timely payment in respect of its obligations, or if a bank is under provisional administration of the Superintendency of Banks, the General Banking Law provides that the bank may receive a two-year term loan from another bank. The terms and conditions of such a loan must be approved by the directors of both banks, as well as by the Superintendency of Banks, but need not be submitted to the borrowing bank’s shareholders for their approval. In any event, a creditor bank cannot grant interbank loans to an insolvent bank in an amount exceeding 25.0% of the creditor bank’s regulatory capital. The board of directors of a bank that is unable to make timely payment of its obligations must present a reorganization plan to its creditors in order to capitalize the credits, extend their respective terms, condone debts or take other measures for the payment of the debts. If the board of directors of a bank submits a reorganization plan to its creditors and such arrangement is approved, all subordinated debt issued by the bank, whether or not matured, will be converted by operation of law into common stock in the amount required for the ratio of regulatory capital to risk-weighted assets not to be lower than 12.0% . If a bank fails to pay an obligation, it must notify the Superintendency of Banks, which shall determine if the bank is solvent.

 Dissolution and Liquidation of Banks

The Superintendency of Banks may establish that a bank should be liquidated for the benefit of its depositors or other creditors when such bank does not have the necessary solvency to continue its operations. In such case, the Superintendency of Banks must revoke a bank’s authorization to exist and order its mandatory liquidation, subject to agreement by the Central Bank. The Superintendency of Banks must also revoke a bank’s authorization if the reorganization plan of such bank has been rejected twice. The resolution by the Superintendency of Banks must state the reason for ordering the liquidation and must name a liquidator, unless the Chilean Superintendency of Banks assumes this responsibility. When a liquidation is declared, all checking accounts, other demand deposits received in the ordinary course of business, other deposits unconditionally payable immediately or that have a maturity of no more than 30 days, and any other deposits and receipts payable within 10 days, are required to be paid by using existing funds of the bank, its deposits with the Central Bank or its investments in instruments that represent its reserves. If these funds are insufficient to pay these obligations, the liquidator may seize the rest of the bank’s assets, as needed. If necessary and in specified circumstances, the Central Bank will lend the bank the funds necessary to pay these obligations. Any such loans are preferential to any claims of other creditors of the liquidated bank.

Obligations Denominated in Foreign Currencies

Foreign currency denominated obligations of Chilean banks are subject to various limits and obligations. The regulations of the Central Bank do not permit the difference, whether positive or negative, between a bank’s assets and liabilities denominated in any foreign currency (including assets and liabilities denominated in U.S. dollars but payable in pesos, as well as those denominated in pesos and indexed to the U.S. dollar exchange rate) to exceed 20%

of the bank’s paid-in capital and reserves; except in the case where the balance of such assets exceeds the balance of such liabilities and the excess difference does not exceed the bank’s allowances and reserves denominated in such foreign currency (excluding profits to be remitted abroad). Santander-Chile must also comply with various regulatory and internal limits regarding exposure to movements in foreign exchange rates (See “Item 11: Quantitative and Qualitative Disclosures About Market Risk”).

Investments in Foreign Securities

Under current Chilean banking regulations, banks in Chile may grant loans to foreign individuals and entities and invest in certain securities of foreign issuers. Chilean banks may only invest in equity securities of foreign banks and certain other foreign companies which may be affiliates of the bank or which would be complementary to the bank’s business if such companies were incorporated in Chile. Banks in Chile may also invest in debt securities traded in formal secondary markets. Such debt securities must be (1) securities issued or guaranteed by foreign sovereign states or their central banks or other foreign or international financial entities, and (2) bonds issued by foreign companies. A Bank may invest up to 5% of its regulatory capital in securities of foreign issuers. Such securities must have a minimum rating as follows:

Table 1

Rating Agency	Short Term	Long Term
Moody’s	P2	Baa3
Standard and Poor’s	A3	BBB-
Fitch IBCA	F2	BBB-
Duff & Phelps	D2	BBB-
Thomson Bank Watch	TBW2	BBB

In the event that the sum of the investments in foreign securities which have a: (i) rating below that indicated in Table 1 above, and equal or exceeds the ratings mentioned in the Table 2 below; and (ii) loans granted to other entities resident abroad exceed 20% (and 30% for banks with a BIS ratio equal or exceeding 10%), of the regulatory capital of such bank, the excess is subject to a mandatory reserve of 100%.

Table 2

Rating Agency	Short Term	Long Term
Moody’s	P2	Ba3
Standard and Poor’s	A3	BB-
Fitch IBCA	F2	BB-
Duff & Phelps	D2	BB-
Thomson Bank Watch	TBW2	B

In addition, banks may invest in foreign securities for an additional amount equal to a 70% of their regulatory capital which ratings are equal or exceeds those mentioned in the following Table 3. This limit constitutes an additional margin and it is not subject to the 100% mandatory reserve.

Additionally, a Chilean Bank may invest in foreign securities whose rating is equal or exceeds those mentioned in the following Table 3 in: (i) term deposits with foreign banks; and (ii) securities issued or guaranteed by sovereign states or their central banks or those securities issued or guaranteed by foreign entities within the Chilean State; such investment will be subject to the limits by issuer up to 30% and 50%, respectively, of the regulatory capital of the Chilean bank that makes the investment.

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

New Regulations Regarding Market Risk

In 2005, the Superintendency of Banks introduced new market risk limits and measures for Chilean banks. On an unconsolidated basis, the Bank must separate its balance sheet into two separate categories: trading portfolio (Libro de Negociación) and non-trading, or permanent, portfolio (Libro de Banca). The trading portfolio as defined by the Superintendency of Banks includes all instruments that are valued for accounting purposes at market prices, free of any restrictions on immediate sale and frequently bought and sold by the Bank or maintained with the intention of selling them in the short-term in order to profit from short-term price variations. The non-trading portfolio is defined as all instruments in the balance sheet not considered in the trading portfolio (See Item 11: Quantitative and Qualitative Disclosures about Market Risk ).

D. Property, Plants and Equipment

 We are domiciled in Chile and own our principal executive offices located at Bandera 140, Santiago, Chile. We also own fifteen other buildings in the vicinity of our headquarters and we rent four other buildings. At December 31, 2006, we owned the premises at which 53% of our branches were located. The remaining branches operate at rented locations.  We believe that our existing physical facilities are adequate for our needs.

Main properties as of December 31, 2006	Number
Central Offices
Owned	13
Rented	8
Total	21

Branches (1)
Owned	165
Rented	163
Total	328

Other property (2)
Owned	43
Rented	19
Total	62

(1)	Some branches are located inside central office buildings and other properties. Including these branches, the total number of branches is 375.

(2)	Consists mainly of parking lots, mini-branches and property owned by our subsidiaries.

The following table sets forth a summary of the main computer hardware and other systems-equipment that we own.

Category	Brand	Application
Mainframe	IBM	Back-end, Core-System Altair, Payment means and foreign trade.
Midrange	IBM	Interconnections between Mainframe and mid-range
Midrange	Stratus SUN/Unix SUN/UNIX	Tellers Interconnections applications Credit & debit cards Treasury, MIS, Work Flow, Accounting
Midrange	IBM	WEB
Desktop	IBM	Platform applications
Call Center	Avaya Genesys Nice Periphonics	Telephone system Integration Voice/data Voice recorder IVR

The main software systems that we use are:

Category	Product	Origin
Core-System	ALTAMIRA	Accenture
Data base	DB2	IBM
Data base	Oracle	Oracle
Data base	SQL Server	Microsoft
WEB Service	Internet Information Server	Microsoft
Message Service	MQSeries	IBM
Transformation	MQIntegrator	IBM

ITEM 4A. UNRESOLVED STAFF COMMENTS

As of the date of the filing of this Annual Report on 20-F, we do not have any unresolved comments from the Securities and Exchange Commission staff regarding our periodical reports under the Exchange Act.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. New Accounting Standards for Financial investments and Derivatives

In accordance with Circular N°3345 issued by the Superintendency of Banks, which became effective on June 30, 2006, the accounting standards for valuing financial instruments acquired for trading or investment purposes, including derivative instruments on the balance sheets, were amended. The new accounting standards require that these instruments be carried at their market or fair value, and the historical differences in valuation of such instruments recognized with respect to any dates prior to 2006 be adjusted directly against the Bank’s equity.  Banks are required to adopt the new accounting standards set forth in Circular N° 3345 in preparing their financial statements at and for the six-months ended June 30, 2006 and going forward.

The following table summarizes the primary changes to the accounting standards as a result of our implementation of Circular N° 3345.

		Before changes to accounting principles	After changes to accounting principles
Derivatives	· foreign exchange forward contracts	· valued at closing spot exchange rate, initial discount/premium amortized over the life of contract	recognized at fair value; trading contracts: · recorded at market/fair value on the balance sheet
	· forward contracts between U.S. dollars and Ch$/UF	· valued at closing spot exchange rate, initial discount/premium amortized over the life of contract
·      revaluation gains or losses recorded as gains or losses
from trading activities

hedge contracts:
·      fair value hedges:  hedged assets and liabilities are also recognized at fair value; revaluation gains or losses on both derivatives and hedged items are recognized as “gains/losses from trading activities” on the income statement

·      cash flow hedges:  effective portion of revaluation gains or losses on hedged risk recognized in shareholders’ equity (such amount is recognized in income statement when the offsetting changes hedged affect income statement); ineffective portion of revaluation gains or losses recognized in income statement

· interest rate swaps
·  difference between interest income/expense recorded in net income in the period when agreement is settled in cash;

·  fair value and revaluation gains or losses are not recognized

·  net nominal amounts are recorded under “other assets” or “other liabilities”

Other financial investments	· non- permanent investments (Trading instruments)
·  recognized at fair value on balance sheet; revaluation gains or losses and realized gains or losses are recognized in income statements under “gains/losses from trading activities”; interest income and indexation adjustments are reported as “interest revenue”
· No changes
· permanent investments (Available-for-Sale investment instruments)
·  recognized at fair value on balance sheet; revaluation gains or losses are reported under shareholders’ equity, and recognized in income statement under “gains/losses from trading activities” when sold or impaired
· line item “available-for-sale” portfolio changed from “permanent”

	· Held-to-maturity investment instruments	· N/A	· New category; recorded at cost plus accrued interest and adjustments, less allowance for impairment

In order to implement these new accounting standards, we have created a new line item “derivatives” under both “assets” and “liabilities” on our consolidated balance sheet, and reclassified certain other items within other assets, other liabilities, financial instruments, interest income, interest expenses and other operating income, net, on our consolidated balance sheet and income statement at and for the year ended December 31, 2006.

The net effect of the accounting changes on our net income for the year ended December 31, 2006  was a gain of Ch$12,580 million.  For comparison purposes, we have also retrospectively reclassified these items at December 31, 2005 and for the years ended December 31, 2004 and 2005, but did not retrospectively apply the new accounting standards to these items. As a result, our results of operations and financial condition at and for the year ended December 31, 2006 are not entirely comparable to those at any dates or for any periods prior to January 1, 2006 previously reported by us. If we had applied the valuation of derivatives to market prices in the year ended December 31, 2005, the net effect on our net income would have been a gain of Ch$7,008 million.

In connection with our implementation of the new accounting standards, for the year ended December 31, 2006, interest revenue and interest expense no longer include the translation gain or loss of financial assets and liabilities indexed to foreign currencies. Such gain or loss is now reclassified as results of foreign exchange transactions. Amounts reported for the years ended December 31, 2004 and 2005 have been reclassified on a comparable basis.  Gains or losses on investments in mutual funds have also been reclassified from net interest income to other operating income for the years ended December 31, 2004, 2005 and 2006.

For the year ended December 31, 2006, gains and losses on forward transactions have been reclassified to net gains (losses) on trading activities. In prior periods, such transactions were not marked to market and the difference between the interest paid and received on a specified notional amount was recorded under “foreign exchange transactions, net”. Such amounts for the years ended December 31, 2004 and 2005 have been reclassified to net gains (losses) on trading activities in order to be more comparable to the results for the year ended December 31, 2006, but have not been retroactively adjusted to reflect the fair value of these instruments.

B. Critical Accounting Policies

We prepare our financial statements in accordance with Chilean GAAP, which requires management to make estimates and assumptions with respect to certain matters that are inherently uncertain. We also reconcile our financial statements to U.S. GAAP (See Note 26 to our Audited Consolidated Financial Statements) and are required to make estimates and assumptions in this reconciliation process. Certain critical accounting policies, in particular those relating to goodwill and intangible assets, are only applicable for U.S. GAAP purposes. Our consolidated financial statements include various estimates and assumptions, including but not limited to the adequacy of the allowance for loan losses, estimates of the fair value of certain financial instruments, the selection of useful lives of certain assets and the valuation and recoverability of goodwill. We evaluate these estimates and assumptions on an ongoing basis. Management bases its estimates and assumptions on historical experience and on various other factors that are believed to be reasonable under the circumstances. Actual results in future periods could differ from those estimates and assumptions, and if these differences were significant enough, our reported results of operations would be affected materially.

We believe that the following are the more critical judgment areas or involve a higher degree of complexity in the application of the accounting policies that currently affect our financial condition and results of operations:

Derivative activities

 At December 31, 2006, derivatives are valued at market price on the balance sheet and the net unrealized gain (loss) on derivatives is classified as a separate line item on the income statement. In prior periods, the notional amounts were carried off the balance sheet. Our derivative holdings at December 31, 2005 have been reclassified from “other assets” and “other liabilities” to “derivatives”, but have not been marked to market as would be required under currently applicable accounting principles.

Pursuant to the new accounting standards, banks must mark to market derivatives. A derivative financial instrument held for trading purposes must be marked to market and the unrealized gain or loss recognized in income statement.  New accounting standards have also been adopted for derivatives held for hedging purposes with effect for the six months ended June 30, 2006 and thereafter, changes in book value of hedged items are included in the mark to market and trading line items, except to the extent set forth below.

The Superintendency of Banks recognizes three kinds of hedge accounting: (i) cash flow hedges, (ii) fair value hedges and (iii) hedging of foreign investments.

·
When a cash flow hedge exists, the fair value movements on the part of the hedging instrument that is effective are recognized in equity. Any ineffective portion of the fair value movement on the hedging instrument is recognized in the income statement.

·
When a fair value hedge exists, the fair value movements on the hedging instrument and the corresponding fair value movements on the hedged item are recognized in the income statement. Hedged items in the balance sheet are presented at their market value in 2006.

·
When a hedge of foreign investment exposure exists (i.e. investment in a foreign branch), the fair value movements on the part of the hedging instrument that is effective are recognized in equity. Any ineffective portion of the fair value movement on the hedging instrument is recognized in the income statement.

We enter into forward contracts for our own account and for the accounts of our customers. The values of the forward contracts are marked to market on a monthly basis and the revaluation gain or loss is recognized in the line item mark to market and trading activities. Previously, they were classified as foreign exchange transactions, except gains or losses on UF – Ch$ forwards, which used to be classified as net interest income.

Allowance for loan losses

Chilean banks are required to maintain loan loss allowances in amounts determined in accordance with the regulations issued by the Superintendency of Banks. Under these regulations, we must classify our portfolio into various categories of payment capability. The minimum amount of required loan loss allowances is determined based on fixed percentages of estimated loan losses assigned to each category. Since January 1, 2006, we have improved our credit scoring systems for consumer and mortgage loans. The new credit scoring system considers both the length of time by which the loan is overdue and the borrower’s risk profile, which includes the borrower’s overall indebtedness and credit behavior under the obligations to third parties. See Item 5: Operating and Financial Review and Prospects – D. Selected Statistical Information – Loan Portfolio – Classification of Loan Portfolio – Allowances for consumer and mortgage loans.

In 2006, we improved our internal provisioning models by not only focusing on non-performance, but introducing statistical models that take into account a borrower’s credit history and indebtedness levels. Group ratings that determine loan loss allowances based only on non-performance are being phased out and replaced by statistical scoring systems. Commencing in December 2006, we no longer analyze large commercial loans on a group basis. All large commercial loans have since been rated on an individual basis. For large commercial loans, leasing and factoring, we assign a risk category level to each borrower and his respective loans. We consider the following risk factors in classifying a borrower’s risk category: the borrower’s industry or sector, owners or managers, financial condition, payment ability and payment behavior. For a detailed description of the models we use to determine loan loss allowances for commercial loans, see Item 5: Operating and Financial Review and Prospects – D. Selected Statistical Information – Loan Portfolio – Classification of Loan Portfolio – Allowances for large commercial loans. Group assessment for loan loss allowances is permitted for a large number of borrowers whose individual loan amounts are relatively insignificant.  Currently, we use group analysis to determine loan loss allowances for certain types of loans, such as loans to small- and mid-sized companies and commercial loans to individuals. See Item 5: Operating and Financial Review and Prospects – D. Selected Statistical Information – Loan Portfolio – Classification of Loan Portfolio – Allowances for group evaluations on small- and mid-sized commercial loans.

Goodwill and Intangible Assets with Indefinite Useful Lives

Under U.S. GAAP, we have significant intangible assets consisting of goodwill and trademarks. We record all assets and liabilities acquired in purchase acquisitions, including goodwill and other acquired intangibles, at their fair value. These include amounts pushed down from Santander Chile Holding, S.A. and Teatinos Siglo XXI, S.A., each a direct or indirect subsidiary of Banco Santander Central Hispano, and, together, our majority shareholders.  In 2006, we decided to change our branding strategy to increasing the use of the brand “Santander” and phasing out the brand “Santiago”.  As a result, we have decided to amortize the brand “Santiago” in five years using a straight-line amortization method.

Goodwill and indefinite lived assets are no longer amortized over their estimated useful lives using straight line and accelerated methods, and are subject to at least an annual impairment review. The initial goodwill and intangibles recorded and subsequent impairment analysis requires management to make subjective judgments concerning estimates of how the acquired asset will perform in the future using a discounted cash flow analysis. Additionally, estimated cash flows may extend beyond ten years and, by their nature, are difficult to determine. Events and factors that may significantly affect the estimates include, among others, competitive forces, customer behavior and attrition, changes in revenue growth trends, cost structures and technology and changes in interest rates and specific industry or market sector conditions. For a further discussion of accounting practices for goodwill and intangible assets with indefinite useful lives under U.S. GAAP, see Note 26 to our Audited Consolidated Financial Statements.

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

Note 26 to our Audited Consolidated Financial Statements presents a description of the significant differences between Chilean GAAP and U.S. GAAP.  Note 26(ac) sets forth recent accounting pronouncements under U.S. GAAP.

C. Operating Results

Chilean Economy

All of our operations and substantially all of our customers are located in Chile. Accordingly, our financial condition and results of operations are substantially dependent upon economic conditions prevailing in Chile. In 2006, Chile’s GDP grew by 4.0%. The Chile GDP grew by 6.4% in 2005 following growth of 6.1% in 2004 and 3.7% in 2003. The strength of the global economy has continued to benefit Chile’s economy despite the rise in international oil prices. These positive external economic conditions have also led to strong growth of internal consumption and investment demand that grew 6.0% in 2006. The average unemployment rate decreased to 8.0% in 2006 from 9.3% in 2005.

The export sector in Chile increased by 4.2% in 2006. Despite higher commodity prices, lower production affected growth in this sector. The price of copper increased by 45.8% in 2006, 45.4% in 2005 and 42.7% in 2004. Exports of copper totaled US$33 billion, or 56%, of total Chilean exports in 2006.

CPI Inflation in 2006 was 2.6%, compared to 3.7% in 2005. The sharp decrease in international oil prices in the last quarter of 2006 was the main factor that explains this decline. As a result, the Central Bank slowed the pace of interest rate increases in the year.  The overnight interbank rate set by the Central Bank increased by 225 basis points in 2005 to 4.5% in December 2005. In 2006, the Central Bank has raised its reference rate three times to 5.25%, but this rate was lowered to 5.00% in January 2007.

After surging in the last quarter of 2005, long-term rates declined throughout 2006 as inflation descended. The yield on the Chilean Central Bank’s 10-year note in real terms was 3.29% at December 31, 2005. At December 31, 2006, the yield was 3.02%.

Despite these developments in 2006 at the macroeconomic level, economic activities in Chile may slow down given the volatility of international markets and the possible slow-down of the world economic growth.

Impact of Inflation

Inflation impacts our results of operations. Although Chile’s inflation rate has been moderate in recent years, Chile has experienced high levels of inflation in the past. High levels of inflation in Chile could adversely affect the Chilean economy and have an adverse effect on our business, financial condition and results of operations. Negative inflation rates also negatively impact our results.  In 2006, the inflation rate in Chile was 2.6% compared to 3.7% in 2005 and 2.4% in 2004.  There can be no assurance that Chilean inflation will not change significantly from the current level. Although we currently benefit from moderate levels of inflation in Chile, due to the current structure of our assets and liabilities (i.e., a significant portion of our loans are indexed to the inflation rate, but there are no corresponding features in deposits or other funding sources that would increase the size of our funding base), there can be no assurance that our business, financial condition and result of operations in the future will not be adversely affected by changing levels of inflation. In summary:

·
UF denominated assets and liabilities. Our assets and liabilities are denominated in Chilean pesos, UF and foreign currencies. The UF is revalued in monthly cycles. On each day in the period beginning the tenth day of the current month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect a proportional amount of the change in the Chilean Consumer Price Index during the prior calendar month. One UF equaled to Ch$17,317.05 at December 31, 2004, Ch$17,974.81 at December 31, 2005 and Ch$ 18,336.38 at December 31, 2006.  The effect of any changes in the nominal peso value of our UF denominated assets and liabilities is reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest revenue and expense, respectively. Our net interest revenue will be positively affected by an inflationary environment to the extent that our average UF denominated assets exceed our average UF denominated liabilities. Our net interest revenue will be negatively affected by inflation in any period in which our average UF denominated liabilities exceed our average UF denominated assets. Our average UF denominated assets exceeded our average UF denominated liabilities by Ch$2,567,226 million in 2006 compared to Ch$1,446,290 million in 2005. See “—D. Selected Statistical Information—Average Balance Sheets, Income Earned from Interest-Earned Assets and Interest Paid on Onterest-Bearing Liabilities.” The Bank generally has more UF denominated financial assets than UF denominated financial liabilities. In the year ended December 31, 2006, the interest gained on interest earning assets denominated in UF decreased by 8.4% compared to 2005 as a result of the lower inflation rate in 2006 compared to 2005, partially offset by the effect of the larger amount of assets than liabilities denominated in UF. The interest paid on these liabilities decreased by 29.4% during this period.

·
Price level restatement. Chilean GAAP requires that financial statements be restated to reflect the full effects of loss in the purchasing power of the Chilean peso on the financial position and results of operations of reporting entities. The Bank must adjust its capital, fixed assets and other non financial assets for variations in price levels. Since the Bank’s capital is generally larger than the sum of fixed and other non financial assets, in an inflationary economy, the Bank would record a loss from price level restatement.  For the year ended December 31, 2006, the loss from price level restatement totaled Ch$13,782 million compared to Ch$18,524 million in 2005. The inflation rate used for calculating price level restatement was 2.12% in 2006 and 3.62% in 2005.

	At December 31,
IIInflation sensitive income	2005	2006	% Change
	(In million of constant Chilean pesos at December 31, 2006)
Interest gained on UF assets	475,760	435,593	(8.4%	)
Interest paid on UF liabilities	(252,692)	(178,468)	(29.4%	)
Price level restatement	(18,524)	(13,782)	(25.6%	)
Net Gain	204,544	243,343	19.0%

·
Peso denominated assets and liabilities. Interest rates prevailing in Chile during any period primarily reflect the inflation rate during the period and the expectations of future inflation. The sensitivity of our peso denominated interest earning assets and interest bearing liabilities to changes to such prevailing rates varies. See “—Interest Rates” below. We maintain a substantial amount of non interest bearing peso denominated demand deposits. Because such deposits are not sensitive to inflation, any decline in the rate of inflation would adversely affect our net interest margin on inflation indexed assets funded with such deposits, and any increase in the rate of inflation would increase the net interest margin on such assets. The ratio of the average of such demand deposits to average interest-earning assets was 16.6%, 16.4% and 13.9% for the years ended December 31, 2004, 2005 and 2006, respectively.

Interest Rates

Interest rates earned and paid on our assets and liabilities reflect, to a certain degree, inflation, expectations regarding inflation, changes in short-term interest rates set by the Central Bank and movements in long-term real rates. The Central Bank manages short-term interest rates based on its objectives of balancing low inflation and economic growth. Because our liabilities generally reprice sooner than our assets, changes in the rate of inflation or short-term rates in the economy are reflected in the rates of interest paid by us on our liabilities before such changes are reflected in the rates of interest earned by us on our assets. Therefore, when short-term interest rates fall, our net interest margin is positively impacted, but when short-term rates increase, our interest margin is negatively affected. At the same time, our net interest margin tends to be adversely affected in the short-term by a decrease in inflation rates since generally our UF denominated assets exceed our UF denominated liabilities. See “—Impact of Inflation—Peso denominated assets and liabilities.” An increase in long-term rates has a positive effect on our net interest margin, because our interest earning assets generally have longer tenors than our interest bearing liabilities. In addition, because our peso denominated liabilities have relatively short repricing periods, they are generally more responsive to changes in inflation or short-term rates than our UF denominated liabilities. As a result, during periods when current inflation or expected inflation exceeds the previous period’s inflation, customers often switch funds from UF denominated deposits to peso denominated deposits, which generally bear higher interest rates, thereby adversely affecting our net interest margin.

Foreign Exchange Fluctuations

The Chilean government’s economic policies and any future changes in the value of the Chilean peso against the U.S. dollar could adversely affect our financial condition and results of operations. The Chilean peso has been subject to significant devaluation in the past and may be subject to significant fluctuations in the future. In 2004 and 2005, the Chilean peso appreciated by 6.6% and 8.1% against the dollar, respectively.  In 2006, the Chilean peso depreciated by 3.9% against the U.S. dollar. See “Item 3: Key Information—A. Selected Financial Data—Exchange Rates.” A significant portion of our assets and liabilities are denominated in foreign currencies, principally the U.S. dollar, and we historically have maintained and may continue to maintain material gaps between the balances of such assets and liabilities. Because such assets and liabilities, as well as interest earned or paid on such assets and liabilities, and gains and losses realized upon the sale of such assets, are translated to Chilean pesos in preparing our financial statements, our reported income is affected by changes in the value of the Chilean peso relative to foreign currencies (principally the U.S. dollar).

Foreign currencies denominated obligations of Chilean banks are subject to various limits and obligations.  The regulations of the Central Bank do not permit the difference, whether positive or negative, between a bank’s assets and liabilities denominated in any foreign currency (including assets and liabilities denominated in U.S. dollars but payable in pesos, as well as those denominated in pesos and indexed to the U.S. dollar exchange rate) to exceed 20% of the bank’s paid in capital and reserves; except in the case where the balance of such assets exceeds the balance of such liabilities and the excess difference does not exceed the bank’s allowances and reserves denominated in such foreign currency (excluding profits to be remitted abroad).  The Bank also uses a sensitivity analysis to analyze and limit the potential loss in net interest income resulting from fluctuations of interest rates on U.S. dollar denominated assets and liabilities and a VaR model to measure and limit foreign currency trading risk (See “Item 11: Quantitative and Qualitative Disclosures About Market Risk”).

Results of Operations for the Years Ended December 31, 2004, 2005 and 2006

The following discussion is based upon and should be read in conjunction with the Audited Consolidated Financial Statements. The Audited Consolidated Financial Statements have been prepared in accordance with Chilean GAAP (including the rules of the Superintendency of Banks relating thereto), which differ in certain significant respects from U.S. GAAP. Note 26 to the Audited Consolidated Financial Statements describes the principal differences between Chilean GAAP and U.S. GAAP and includes a reconciliation to U.S. GAAP of our net income for the years ended December 31, 2004, 2005 and 2006 and of our shareholders’ equity at December 31, 2005 and 2006. The Audited Consolidated Financial Statements have been restated in constant Chilean pesos of December 31, 2006. See Note 1(c) to the Audited Consolidated Financial Statements.

Introduction

 The following table sets forth the principal components of our net income for the years ended December 31, 2004, 2005 and 2006.

	For the year ended December 31,				% Change
	2004	2005	2006	2006	2004/2005		2005/2006
	(in millions of constant Ch$ as of December 31, 2006)			(in thousands of US$)(1)
CONSOLIDATED INCOME STATEMENT DATA
Chilean GAAP:
Interest income and expense
Interest revenue	841,588	1,017,830	1,168,851	2,187,098	20.9%		14.8%
Interest expense	(339,079)	(459,564)	(556,597)	(1,041,478)	35.5%		21.1%
Net interest revenue	502,509	558,266	612,254	1,145,620	11.1%		9.7%
Provision for loan losses	(85,451)	(64,879)	(123,022)	(230,193)	(24.1%	)	89.6%
Fees and income from services
Fees and other services income	156,298	173,386	198,326	371,098	10.9%		14.4%
Other services expense	(28,294)	(32,086)	(35,776)	(66,942)	13.4%		11.5%
Total fees and income from services, net	128,004	141,300	162,550	304,156	10.4%		15.0%
Other operating income, net
Net gain (loss) from trading and brokerage	(7,410)	(62,569)	100,312	187,699	744.4%		—%
Foreign exchange transactions, net	47,445	72,381	(48,708)	(91,140)	52.6%		—%
Others, net	(25,294)	(23,407)	(32,961)	(61,675)	(7.4%	)	40.8%
Total other operating income, net	14,741	(13,595)	18,643	34,884	—%		—%
Other income and expenses
Non-operating income, net	(4,669)	(22,480)	(4,214)	(7,885)	381.5%		(81.3%	)
Income attributable to investments in other companies	568	693	786	1,471	22.0%		13.5%
Losses attributable to minority interest	(194)	(136)	(151)	(283)	(29.8%	)	11.0%
Total other income and expenses	(4,295)	(21,923)	(3,579)	(6,697)	410.5%		(83.7%	)

	For the year ended December 31,				% Change
	2004	2005	2006	2006	2004/2005		2005/2006
	(in millions of constant Ch$ as of December 31, 2006)			(in thousands of US$)(1)
Operating expenses
Personnel salaries and expenses	(140,746)	(142,171)	(159,722)	(298,864)	1.0%		12.3%
Administrative and other expenses	(102,159)	(102,717)	(110,948)	(207,601)	0.5%		8.0%
Depreciation and amortization	(40,978)	(40,080)	(38,613)	(72,251)	(2.2%	)	(3.7%	)
Total operating expenses	(283,883)	(284,968)	(309,283)	(578,716)	0.4%		8.5%
Loss from price-level restatement	(12,680)	(18,524)	(13,782)	(25,788)	46.1%		(25.%6)
Income before income taxes	258,945	295,677	343,781	643,266	14.2%		16.3%
Income taxes	(48,587)	(50,885)	(58,199)	(108,899)	4.7%		14.4%
Net income	210,358	244,792	285,582	534,367	16.4%		16.7%

(1)
Amounts stated in U.S. dollars at and for the year ended December 31, 2006 have been translated from Chilean pesos at the exchange rate of Ch$534.43 = US$1.00 as of December 31, 2006. See “Item 3: Key Information—A. Selected Financial Data—Exchange Rates” for more information on the observed exchange rate.

2006 and 2005.  Net income for the year ended December 31, 2006 increased by 16.7% to Ch$285,582 million compared to Ch$244,792 million for the year ended December 31, 2005, primarily reflecting the growth of the Chilean economy, which continued to fuel loan growth and banking activities, especially in the higher yielding retail banking segments, which in turn has led to the growth of our net interest revenue and fee income. Our net interest revenue increased by 9.7% to Ch$612,254 million for the year ended December 31, 2006 compared to 2005, and fee income grew by 15.0% to Ch$162,550 million in 2006 compared to 2005. Net interest revenue growth was led by an increase in net interest revenue from our retail banking and middle-market segments. Net interest revenue from the retail banking segment increased by 24.2% to Ch$462,297 million in 2006, with increases of 19.4% in the individuals segment and 38.6% in the SMEs segment.  Net interest revenue in the middle-market segment increased by 38.4% to Ch$73,820 million in 2006 compared to 2005. The average balance of our interest-earning assets increased by 10.6% to Ch$13,079 billion in 2006 compared to 2005. As a result, our net interest margin remained stable at 4.7% in 2006 compared to 2005.

Total net fee income increased by 15.0% to Ch$162,550 million for the year ended December 31, 2006 compared to 2005. Fees from the retail banking segment increased by 38.8% in 2006 compared to 2005, mainly due to increases in fees from checking accounts, lines of credit and insurance brokerage and credit card fees. Fees from the wholesale banking segment decreased by 1.3% in 2006, primarily reflecting the decline in fees from payment agency services, letters of credit, guarantees, pledges and other contingent loan fees, fees from the sale and purchase of foreign currencies and underwriting fees. This was partially offset by a higher contribution from the sale of derivatives and other treasury services and a higher return on cash management services provided to our wholesale customers.

The increases in net interest revenue and fee income were partially offset by an 89.6% increase in provisions for loan losses to Ch$123,022 million for the year ended December 31, 2006 compared to 2005, primarily due to an 80.3% increase in net provision expense in the retail banking segment. Provision expense rose from a reversal of Ch$27,674 million in 2005 to a charge of Ch$26,614 million in 2006, primarily as a result of the growth of the Bank’s retail loans portfolio as a proportion of its total portfolio. Retail loans are generally higher-yielding, however, they present relatively higher credit risks than the Bank’s corporate loans. Charge-offs increased by 2.8% in 2006 compared to 2005, primarily as a result of the growth of our consumer loan portfolio, for which credit risk is higher and provisions are required to be made within much shorter periods than the rest of the loan portfolio. Charge-offs of the consumer loan portfolio increased by 50.0% to Ch$102,246 million in 2006 compared to 2005. In addition, recoveries on loans previously charged off remained stable in 2006 compared to 2005.

Operating expenses in 2006 increased by 8.5% compared to 2005, which was primarily due to a 12.3% rise in personnel salaries and expenses as a result of our payment of an end-of-negotiation bonus in conjunction with the signing of the new collective bargaining agreement in the fourth quarter of 2006. This new collective bargaining agreement enters into effect on March 1, 2007 and expires on March 1, 2011. As a part of this process, an end-of-negotiation bonus was paid, which resulted in a one-time cost of Ch$8,622 million in 2006. Administrative expenses increased by 8.0% for the same periods, reflecting an increase in expenses as a result of the expansion our distribution network. Our efficiency ratio, despite higher costs, continued to improve, reaching a record low of 39.0% for the year ended December 31, 2006 compared to 41.5% in 2005.

We recorded a net gain of Ch$18,643 million for the year ended December 31, 2006 under total other operating income, net, compared to a loss of  Ch$13,595 million for 2005. Results in 2006 included a gain from trading activities of Ch$12,580 million as a result of our adoption of the new accounting standards for valuing financial instruments. If we had applied the new accounting standards for the year ended December 31, 2005, the net effect on our results would have been a gain of Ch$7,008 million. See Item 5: Operating and Financial Review and Prospect — A. New Accounting Standards for Financial Investments and Derivatives.

The net loss recorded in other income and expenses decreased by 83.7% in 2006 compared to 2005, primarily due to a lower level of provisions for other contingencies.

2004 and 2005. Net income for the year ended December 31, 2005 increased by 16.4% compared to net income in 2004. This increase was mainly due to an 11.1% increase in net interest revenue, a 24.1% decline in provisions for loan losses and a 10.4% increase in fee income. In 2005, the positive economic environment led to higher loan growth and banking activities in general, which fueled the increases in net interest revenue and net fee income. At the same time, the quality of the Bank’s loan portfolio improved, resulting in the decrease in provision expenses.

Other operating income, net totaled a loss of Ch$13,595 million in 2005 compared to a gain of Ch$14,741 million in 2004. This was mainly due to a 79.5% decline in net gains from financial transactions, primarily reflecting the movement in long-term local interest rates in 2005 compared to 2004.

Net non-operating losses also increased by 410.5% in 2005 compared to 2004 because results in 2004 included a one-time gain of Ch$23,093 million from the sale of our Santiago Express division to Empresas París.

Operating expenses in 2005 increased slightly by 0.4% and the efficiency ratio, representing operating expenses divided by operating income, improved to 41.5% in 2005 compared to 44.0% in 2004.

Net interest revenue

	Year Ended December 31,			% Change
	2004	2005	2006	2004/2005		2005/2006
	(in millions of constant Ch$ as of December 31, 2006, except percentages)
Total individuals	241,092	278,433	332,444	15.5%		19.4%
SMEs	73,587	93,657	129,854	27.2%		38.6%
Total retail	314,679	372,090	462,298	18.2%		24.2%
Total middle-market	51,911	53,332	73,820	2.7%		38.4%
Wholesale banking	25,904	27,083	30,469	4.5%		12.5%
Institutional lending	5,654	6,640	9,510	17.4%		43.2%
Treasury	72,802	77,238	32,479	6.1%		(57.9%	)
Other	31,559	21,883	3,678	(48.2%	)	(83.2%	)
Net interest revenue	502,509	558,266	612,254	11.1%		9.7%
Average interest-earning assets	11,149,321	11,830,880	13,079,254	6.1%		10.6%
Average non-interest-bearing demand deposits	1,855,619	1,945,572	1,823,018	4.8%		(6.3%	)
Net interest margin(1)	4.5%	4.7%	4.7%
Average shareholders’ equity and average non-interest-bearing demand deposits to total average interest-earning assets	26.0%	25.0%	22.7%

(1)	Net interest margin is net interest revenue divided by average interest-earning assets.

2005 and 2006. Net interest revenue for the year ended December 31, 2006 increased by 9.7% compared to 2005, mainly reflecting a 10.6% increase in average interest-earning assets.

The increase in net interest revenue was primarily attributable to an increase in net interest revenue from our retail banking and middle-market segments. Net interest revenue from the retail banking segment increased by 24.2% to Ch$462,298 million in 2006, with increases of 19.4% in the individuals segment and 38.6% in the SMEs segment.  Loans to higher yielding retail banking segments increased by 20.7% in 2006 compared to 2005. Net interest revenue from the middle-market segment increased by 38.4%, primarily due to a 14% increase in the average balance of the loans and increased net interest spread in this segment. In the wholesale banking segment, net interest revenue increased by 12.5%, primarily due to the higher interest rate environment for short-term lines of credit and trade finance. Total loans in this segment decreased by 1.8% from December 31, 2005 to December 31, 2006.  The average balance of loans in this segment also decreased in 2006 compared to 2005.  Net interest revenue in the treasury segment decreased by 57.9%, primarily reflecting the Bank’s strategy of shifting the asset mix to higher yielding assets. Total financial investments decreased by 20.3% from December 31, 2005 to December 31, 2006.  The average balance of financial investments decreased by 31.0% from 2005 to 2006.

This change in asset mix was the principal factor positively affecting the net interest margin. The increase in average interest-earning assets was primarily attributable to a 15.0% increase in average balance of loans. This growth in lending was driven by the stable economic environment and an increase in our market share in retail lending. Our total loan market share decreased by 30 basis points from 22.6% as of December 31, 2005 to 22.3% as of December 31, 2006.  Market share in lending to individuals increased from 25.2% as of December 31, 2005 to 26.2% as of December 31, 2006 led by a 101 basis point increase in residential mortgage lending and a 111 basis point increase in consumer lending market share. The average balance of consumer loans, which are higher yielding compared to our other loan products, increased by 29.3% in 2006 compared to 2005. The nominal rate earned on consumer loans in 2006 reached 20.9%. The average nominal rate earned on loans was 9.4% compared to 8.9% earned on interest-earning assets in 2006.

At the same time, higher interest rates on short-term debt also helped to increase margins in 2006, notwithstanding the decline in long-term rates.

The principal factors negatively affecting the net interest margin were the decrease in inflation rates, the increase in short-term interest rates and a decrease in the ratio of the average balances of non interest bearing demand deposits and shareholders’ equity to interest earning assets.

Our average UF denominated assets exceeded our average UF denominated liabilities by Ch$2,567,226 million in 2006, compared to Ch$1,446,290 million in 2005.  Inflation in 2006, measured by the annual variation of the UF, was 2.01% in 2006 compared to 3.80% in 2005.  As a result, the nominal rate earned on UF-denominated interest-earning assets declined from 8.6% in 2005 to 7.0% in 2006. See “─Impact of Inflation” for a quantitative disclosure of the impact of inflation on our net interest income.

As interest-bearing liabilities generally have shorter terms than interest-earning assets, a rise in short-term rates has a negative effect on our funding costs. As of December 31, 2006, the amount of our interest-bearing liabilities with a maturity of 90 days or less exceeded our interest-earning assets with the same maturity by Ch$353,602 million. The Central Bank’s overnight reference rate reached 5.25% as of December 31, 2006 compared to 4.50% as of December 31, 2005.  The average 90 day Central Bank rate, a benchmark rate for deposits, increased in nominal terms from 3.53% in 2005 to 4.83% in 2006. The average nominal rate paid on interest-bearing liabilities increased from 5.3% in 2005 to 5.7% in 2006. The average nominal rate paid on time deposits, which represented 64.8% of our average interest-bearing liabilities in 2006, increased from 4.7% in 2005 to 5.6% in 2006.

As short-term interest rates increased, so did the attractiveness of time deposits, thereby increasing the costs of our funding mix. Average balance of time deposits increased by 23.2% in 2006 compared to 2005. Average balance of time deposits represented 64.8% of our average interest-bearing liabilities in 2006, compared to 60.2% in 2005. In addition, we lengthened the maturities of time deposits with institutional investors in order to partially offset the negative effects caused by the rising short-term interest rate environment.

The ratio of the average balance of free funds (non-interest bearing demand deposits and shareholders’ equity) to the average balance of interest-earning assets also decreased from 25.0% in 2005 to 22.7% in 2006, primarily as a result of the increase in short-term rates. This was partially offset by the increase in the spread earned on the free funds as a result of the rising interest rate environment.

2004 and 2005. Net interest revenue for the year ended December 31, 2005 increased by 11.1% compared to 2004, mainly as a result of the 6.1% increase in the average balance of interest-earning assets and an increase in our net interest margin from 4.5% in 2004 to 4.7% in 2005.

The principal factors positively affecting our net interest margin were the change in our asset mix and the higher inflation rate. The average balance of total loans increased by 8.3% in 2005, compared to a 6.1% increase in the average balance of our interest-earning assets. The average balance of loans represented 79.4% of the average balance of our interest-earning assets in 2005, compared to 77.8% in 2004. The average nominal rate earned on loans was 9.5%, compared to 8.5% earned on interest-earning assets as a whole in 2005.

At the same time, the higher inflation rate in 2005 compared to 2004 also contributed to the increase in the net interest margin. In 2005, the inflation rate reached 3.7% compared to 2.4% in 2004. The 12.5% increase in the gap between the average balances of UF-denominated assets and UF-denominated liabilities, combined with a higher inflation rate, had a positive effect on the net interest margin.  See “─Impact of Inflation”.

The principal factors negatively affecting the net interest margin were the rise in short-term interest rates and a decrease in the ratio of the average balances of non-interest-bearing demand deposits and shareholders’ equity to interest-earning assets. As interest-bearing liabilities generally have shorter terms than interest-earning assets, a rise in short-term rates has a negative effect on the Bank’s net interest margin.

The average nominal rate paid on interest-bearing liabilities increased from 4.2% in 2004 to 5.3% in 2005. In 2005, the overnight reference rate set by the Chilean Central Bank increased by 225 basis points to 4.50% in December 2005. The average 90-day Central Bank rate, a benchmark rate for deposits, increased in nominal terms from 1.83% in 2004 to 3.53% in 2005. As of December 31, 2005, the amount of our interest-bearing liabilities with a maturity of 90 days or less exceeded our interest-earning assets with the same maturity by Ch$501,595 million. The main reason for this gap is that interest-bearing liabilities are mainly comprised of short-term time deposits and short-term repurchase agreements. The average balance of time deposits represented 60.2% of the average balance of our interest-bearing liabilities in 2005 compared to 54.4% in 2004.

The rise in short-term interest rates also negatively affected our funding mix. The average balance of time deposits increased by 22.0% in 2005, compared to a 4.8% increase in the average balance of our non-interest-bearing demand deposits. As short-term interest rates increased, so did the attractiveness of time deposits. In order to reduce the impact of rising interest rates on our net interest margin, the Bank lengthened the maturity of deposits. In 2005, 15.6% of time deposits had a maturity greater than 12 months, compared to 6.6% in 2004. The ratio of the average balance of free funds (non-interest-bearing liabilities and shareholders’ equity) to the average balance of our interest-earning assets also decreased as a result of the decrease in short-term interest rates from 26.0% in 2004 to 25.0% in 2005. This was partially offset by the rise in the interest spread earned on free funds as a result of the higher inflation rate in 2005 compared to 2004.

Provision for loan losses

In accordance with applicable Chilean regulations, which became effective as of January 1, 2004, the models and methods for classifying our loan portfolio must follow the following guiding principles established by the Superintendency of Banks and approved by our Board of Directors. Under our loan classification categories effective January 1, 2004, loans are divided into: (i) consumer loans (including loans granted to individuals for the purpose of financing the purchase of consumer goods or payment of services); (ii) residential mortgage loans

(including loans granted to individuals for the purchase, construction or improvements of residential real estate, in which the value of the property covers at least 100% of the amount of the loan); and (iii) commercial loans (includes all loans other than consumer loans and residential mortgage loans).

In 2006, we improved our internal provisioning models by not only focusing on non-performance, but introducing statistical models that take into account a borrower’s credit history and indebtedness levels. Group ratings that determine loan loss allowances based only on non-performance are being phased out and replaced by statistical scoring systems. Commencing in December 2006, we no longer analyze large commercial loans on a group basis. All large commercial loans have since been rated on an individual basis. For large commercial loans, leasing and factoring, we assign a risk category level to each borrower and his respective loans. We consider the following risk factors in classifying a borrower’s risk category: the borrower’s industry or sector, owners or managers, financial condition, payment ability and payment behavior.

Group assessment for loan loss allowances is permitted for a large number of borrowers whose individual loan amounts are relatively insignificant.  Currently, we use group analysis to determine loan loss allowances for certain types of loans, such as loans to small- and mid-sized companies and commercial loans to individuals.

Commencing in 2006, we improved and modified the methodology for analyzing consumer and mortgage loans. All consumer and mortgage loans are assigned a provisioning level on an individual borrower basis using a more automated and sophisticated statistical model which considers a borrower’s credit history, including any defaults on obligations to other creditors, as well as the overdue periods with respect to loans granted by us. Once the borrower’s rating is determined, the allowance for consumer or mortgage loans is calculated based on the risk category and the respective provisioning ratio which is directly related to the aging of the loan.

For a detailed description of the models we use to determine loan loss allowances, see Item 5: Operating and Financial Review and Prospects— D. Selected Statistical Information – Loan Portfolio – Classification of Loan Portfolio.

For statistical information with respect to our substandard loans and allowance for probable loan losses, see “—D. Selected Statistical Information—Analysis of Substandard Loans and Amounts Past Due” and “—D. Selected Statistical Information—Analysis of Loan Loss Allowances”, as well as Note 7 to the Audited Consolidated Financial Statements. The amount of provision charged to income statement in any period consists of net provisions established for possible loan losses, net of recoveries on loans previously charged off.

The following table sets forth, for the years indicated, certain information relating to our provision expenses.

	Year Ended December 31,			% Change
	2004	2005	2006	2004/2005		2005/2006
	(in millions of constant Ch$ as of December 31, 2006, except percentages)
Provision expenses	(9,829)	27,674	(26,614)	—		—
Charge-offs	(126,394)	(139,632)	(143,475)	10.5%		2.8%
Recoveries for loans previously charged off	50,772	47,079	47,067	(7.3%	)	(0.0%	)
Provision expenses, net	(85,451)	(64,879)	(123,022)	(24.1%	)	89.6%
Year-end loans	9,121,022	10,359,334	11,788,959	13.6%		13.8%
Substandard loans (1)	338,547	271,541	345,481	(19.8%	)	27.2%
Past-due loans	138,692	108,799	92,559	(21.6%	)	(14.9%	)
Loan loss allowance	183,366	151,000	174,064	(17.7%	)	15.3%
Substandard loans / Year-end loans	3.71%	2.62%	2.93%
Past due loans / Year-end loans	1.52%	1.05%	0.79%
Consolidated risk index (2)	2.01%	1.46%	1.48%
Coverage ratio (3)	132.21%	138.79%	188.06%

(1)	Substandard loans are all mortgage and consumer loans rated B or worse and all commercial loans rated C2 or worse.

(2)	Loan loss allowance divided by year end loans.

(3)	Loan loss allowance divided by past due loans.

2005 and 2006. Net provision expenses for loan losses totaled Ch$123,022 million for the year ended December 31, 2006, an increase of 89.6% compared to 2005, primarily due to increase in provision expense and charge-offs.  Provision expense rose from a reversal of Ch$27,674 million in 2005 to a charge of Ch$26,614 million in 2006. The Bank’s risk index or expected loan loss ratio, which is calculated according to the guidelines set by the Superintendency of Banks and our Board, increased from 1.46% in 2005 to 1.48% in 2006. This index is the main determinant of loan loss allowances. Loan loss allowances must be equal to the risk index multiplied by total loans. As the loan portfolio increased by 13.8% in 2006 and the risk index rose 2 basis points, required loan loss allowances rose 15.3% to Ch$174,064 million, resulting in the Ch$26,614 million provision expense in 2006. See “—D. Selected Statistical Information—Loan by Economic Activity—Classification of Loan Portfolio”.

Charge-offs increased by 2.8% in 2006 compared to 2005, primarily as a result of the growth of our consumer loan portfolio, for which credit risk is higher and loans become loss within much shorter periods than the rest of the loan portfolio.  Charge-offs of the consumer loan portfolio increased by 50.0% to Ch$102,246 million. This was partially offset by the 44.8% decrease in charge-offs in the commercial loan portfolio. In 2005, the Bank charged off various commercial loans that had been previously restructured and that bear no interest. See “—D. Selected Statistical Information - Analysis of Loan Loss Allowances” and “—Classification of Loan Portfolio Based on the Borrower’s Payment Performance”. These loans were already classified as D2 and were 90% provisioned for. Therefore, this increase in charge-offs was offset by the subsequent release of provisions recorded in 2005.

The following table sets forth, for the years indicated, a breakdown of our charged off loans.

	Year Ended December 31,			% Change
	2004	2005	2006	2004/2005		2005/2006
	(in millions of constant Ch$ as of December 31, 2006, except percentages)
Consumer loans	86,703	68,144	102,246	(21.4%	)	50.0%
Mortgage loans	4,149	7,314	5,789	76.3%		(20.9%	)
Commercial loans	35,542	64,174	35,440	80.6%		(44.8%	)
Total charge-offs	126,394	139,632	143,475	10.5%		2.8%

In addition, recoveries on loans previously charged off remained effectively stable in 2006 compared to 2005. Our recovery department is currently being reorganized and expanded in order to keep up with the growth in our retail lending business.

Overall asset quality indicators remained healthy in 2006. Past due loans at December 31, 2006 decreased by 14.9% compared to December 31, 2005. Past due loans as a percentage of total loans decreased from 1.05% at December 31, 2005 to 0.79% at December 31, 2006. Substandard loans increased by 27.2%, primarily due to an increase in substandard consumer loans, which rose mainly as a result of loan growth in this product. Total substandard loans as a percentage of total loans increased from 2.62% at year-end 2005 to 2.93% at year-end 2006, mainly due to the change in loan mix towards higher yielding retail loans, which generally present relatively higher risk than other retail loans.

The following table sets forth, for the years indicated, the components of our net provision expenses.

	Year Ended December 31,			% Change
	2004	2005	2006	2004/2005		2005/2006
	(in millions of constant Ch$ as of December 31, 2006, except percentages)
Total individuals	(73,566)	(52,255)	(101,753)	(29.0%	)	94.7%
SMEs	(16,630)	(15,737)	(20,840)	(5.4%	)	32.4%
Total retail	(90,196)	(67,992)	(122,593)	(24.6%	)	80.3%

	Year Ended December 31,			% Change
	2004	2005	2006	2004/2005	2005/2006
	(in millions of constant Ch$ as of December 31, 2006, except percentages)
Total middle-market	8,156	1,113	(720)	(86.4%)	—%
Wholesale banking	3,286	1,960	703	(40.4%)	(64.1%)
Institutional lending	(562)	(16)	481	(97.2%)	—%
Treasury	—	—	—	—	—
Other (1)	(6,135)	56	(893)	—%	—%
Provision expense, net	(85,451)	(64,879)	(123,022)	(24.1%)	89.6%

(1) Consists primarily of additional allowances on loans which are not assigned to any of the above types or segments, if any, and provisions for repossessed assets.

Provision expense increased by 80.3% in the retail banking segment, mainly as a result of the growth of our retail loan portfolio, for which credit risk is higher and provisions are required to be made within much shorter periods than the rest of the loan portfolio.  Charge-off of the consumer loan portfolio increased by 50.0% in 2006 compared to 2005. Provision expense in the SMEs segment increased in line with loan growth in this segment. Net provision expense in the rest of the segments remained relatively stable, reflecting the generally healthy credit quality indicators in those segments.

We expect provisions for loan losses to increase in future periods in line with the overall growth of our loan portfolio and our increased lending to small companies and individuals which poses a higher risk of default than lending to traditional corporate and commercial customers.  See “Item 3: Key Information—D. Risk Factors—Risks Associated with Business—Our exposure to individuals and small businesses could lead to higher levels of past due loans, allowances for loan losses and charge-offs” and “Item 3: Key Information—D. Risk Factors—Risks Associated with our Business—The growth of our loan portfolio may expose us to increased loan losses.”

2004 and 2005.  Provisions for loan losses decreased by 24.1% in 2005 compared to 2004. The growth of the Chilean economy has led to an improvement in asset quality indicators, which in turn resulted in a lower provision expense in the year. Past due loans at year-end 2005 decreased by 21.6% from year-end 2004. Past due loans as a percentage of total loans decreased from 1.52% at year-end 2004 to 1.05% at year-end 2005.  Substandard loans at year-end 2005 decreased by 19.8% from year-end 2004. The coverage ratio (loan loss allowance as a percentage of past due loans) improved to 138.79% at year-end 2005 from 132.21% at year-end 2004.

Charge-offs in 2005 increased by 10.5% in 2005 compared to 2004, mainly as a result of an increase in charge-off of commercial loans that had been previously restructured and that bear no interest. See “—D. Selected Statistical Information—Analysis of Loan Loss Allowances” and “—Classification of Loan Portfolio Based on the Borrower’s Payment Performance”. These loans were already classified as D2 and were 90% provisioned for. Therefore, this increase in charge-offs was offset by the subsequent release of provisions previously set aside for these loans.

Fee income

The following table sets forth certain components of our income from services (net of fees paid to third parties directly connected to providing those services, principally fees relating to credit card processing and ATM network administration) in the years ended December 31, 2004, 2005 and 2006.

	Year ended December 31,			% Change
	2004	2005	2006	2004/2005	2005/2006
	(in million of constant Ch$ as of December 31, 2006, except percentages)
Checking accounts & lines of credit	35,400	42,429	53,731	19.9%	26.6%
Collection and administration of insurance policies	17,694	20,598	23,233	16.4%	12.8%

	Year ended December 31,			% Change
	2004	2005	2006	2004/2005	2005/2006
	(in million of constant Ch$ as of December 31, 2006, except percentages)
Mutual fund services	19,087	19,275	20,039	1.0%	4.0%
Credit cards	13,466	14,117	18,650	4.8%	32.1%
Automatic teller cards	13,022	13,859	14,272	6.4%	3.0%
Insurance brokerage	6,788	8,406	11,397	23.8%	35.6%
Sales and purchase of foreign currencies	5,271	6,619	5,957	25.6%	(10.0%)
Payment agency services	4,187	2,881	2,671	(31.2%)	(7.3%)
Office Banking	—	1,380	2,602	—%	88.6%
Letters of credit, guarantees, pledges and other contingent loans	4,828	2,816	2,522	(41.7%)	(10.4%)
Stock brokerage	1,416	1,654	1,393	16.7%	(15.7%)
Underwriting	6,322	2,383	1,345	(62.3%)	(43.5%)
Bank drafts and fund transfers	260	258	624	(0.8%)	141.9%
Custody and trust services	590	651	365	10.5%	(43.9%)
Savings accounts	262	244	253	(6.9%)	3.7%
Other	(589)	3,730	3,496	—%	(6.3%)
Total	128,004	141,300	162,550	10.4%	15.0%

2005 and 2006. Total net fee income increased by 15.0% to Ch$162,550 million for the year ended December 31, 2006 compared to 2005. The positive economic environment and the bank’s successful marketing efforts led to an overall increase in the usage and penetration of bank products in 2006. The Bank’s total retail banking client base increased by 11.8% in 2006, totaling 2.4 million clients. The number of retail clients with a checking account increased by 23.0% in 2006, reaching 496 thousand. Middle- and upper-income individual clients who are cross sold, defined as clients with a checking account who also uses at least four other banking products, increased by 30.8% at December 31, 2006 compared to December 31, 2005. In Santander Banefe, the number of cross sold clients (clients who also use at least two other products) rose by 18.1% at December 31, 2006 compared to December 31, 2005.

Fees from checking accounts and lines of credit increased by 26.6%, primarily as a result of the growth of our checking accounts and credit lines. These products are offered together and, therefore, are being analyzed as a single product.  Our market share in checking accounts at November 2006, the last figure available, was 27.1% compared to 25.5% at November 2005. In this same period, our checking account base increased by 17.1%, compared to the 10.3% increase in the market as a whole.

Fees from collection and administration of insurance policies increased by 12.8% for the year ended December 31, 2006 compared to 2005, primarily due to the growth of our mortgage loan book and lower than estimated claim rates, which results in higher administration fees paid by insurers to us.

Fees from our mutual fund asset management subsidiary increased by 4.0%. Total assets under management increased by 35.9% to Ch$2,092,192 million (US$3.9 billion) at December 31, 2006 compared to December 31, 2005.

Credit card fees increased by 32.1% in 2006 compared to 2005. We were the market leader in bank credit card accounts, with a 35.8% market share as of December 31, 2006. The transaction volumes of credit cards issued by us, measured in UFs, increased by 12.9% in 2006 compared to 2005. The number of our credit card customer accounts increased by 16.0% to 948,918 at December 31, 2006 compared to December 31, 2005. The rise in credit card fees is partially offset by the other credit card expenses reflected in “Other operating losses, net.”

The 3.0% rise in ATM fees was mainly driven by the increase in the number of ATMs installed by the Bank. As of December 31, 2006, the Bank had 1,588 ATMs compared to 1,422 as of December 31, 2005. The rise in ATMs was offset by increased competition in order to obtain ATM locations with large retailers.

Insurance brokerage fees increased by 35.6% for the year ended December 31, 2006 compared to 2005. This was mainly as a result of an industry-wide expansion of insurance brokerage business as banks have successfully introduced simple and low cost insurance products to the market.

The decrease in fees from payment agency services, letters of credit, guarantees, pledges and other contingent loan fees, fees form the sale and purchase of foreign currencies, underwriting fees and other fees was mainly due to increased competitive pressure in the Corporate and Middle-market segments. This was offset by an increase in the sales of derivatives and other treasury services, which were included in “Other operating income” and a higher return on cash management services provided to these customers, which was reflected in our net interest income.

Office banking fees increased by 88.6% in 2006 compared to 2005 as the Bank has also sought to increase the coverage and pricing of its on-line corporate banking services in order to offset the decrease in collection fees.

By segment, changes in our fee income also reflects the increase in retail banking products. Retail banking fees increased by 38.8% in 2006 compared to 2005, mainly due to the rise in fees from checking accounts, lines of credit, insurance brokerage and credit cards.

Fees from the middle market increased by 62.4% in 2006 compared to 2005, led by the increase in office banking services and the reclassification of the fees from the mutual fund asset management from “other” fee income to fees from the middle market in 2006.

Fees from wholesale banking decreased by 1.3%, reflecting the decline in fees from payment agency services, letters of credit, guarantees, pledges and other contingent loan fees, fees form the sale and purchase of foreign currencies and underwriting fees.  This was offset by an increase in sales of derivatives and other treasury services and a higher return on cash management services provided to these customers.

The following table set forth, for the years indicated, a breakdown of our fee income by segment.

	Year ended December 31,			% Change	% Change
	2004	2005	2006	2004/2005	2005/2006
	(in million of constant Ch$ as of December 31, 2006, except percentages)
Total individuals	66,574	76,057	103,476	14.2%	36.0%
SMEs	14,496	19,136	28,671	32.0%	49.8%
Total retail	81,070	95,193	132,147	17.4%	38.8%
Total middle-market	8,543	8,611	13,981	0.8%	62.4%
Wholesale banking	6,875	7,636	7,536	11.1%	(1.3%)
Institutional lending	1,570	1,668	1,201	6.3%	(28.0%)
Treasury	3,666	—	1,303	—%	—%
Other	26,280	28,192	6,382	7.3%	(77.4%)
Total	128,004	141,300	162,550	10.4%	15.0%

2004 and 2005. In 2005, total fee income increased by 10.4%. The positive economic environment led to an overall increase in the usage and penetration of bank products in 2005. Fees from checking accounts and lines of credit increased by 19.9%, mainly a result of the growth of our checking accounts and credit lines. These products are sold together and, therefore, are being analyzed as a single product.

Insurance brokerage fees increased by 23.8%, mainly as a result of an industry-wide expansion of the insurance brokerage business as banks have successfully introduced simple and low cost insurance products to the market. The 6.4% rise in ATM fees was mainly driven by the rise of ATMs installed by the Bank that increased by 19.5% in 2005 to 1,422 tellers. This was offset in part by the US$2 million one-time fee earned in 2004 as a result of the strategic alliance signed between the Bank and Empresas París in December 2004. Excluding this item, ATM fees increased by 17.1%, generally in line with the increase of ATMs in the period.

The increase in other fees was mainly due to Ch$2,147 million in fees paid to the Bank in connection with financial advisory services provided to a company.

Fees from our mutual fund asset management subsidiary increased by 1.0%. Total assets under management increased by 4.7% in 2005 compared to 2004. In 2005, the Bank launched 12 new funds. The inflow to these new funds offset a reduction in amount managed in fixed income funds as money flowed away from these funds toward bank deposits due to an increase in short-term interest rates.

The growth in fees was offset by a 41.7% decrease in fees from letters of credit, guarantees, pledges and other contingent operations, in line with the decline in low yielding contingent loans. Underwriting fees decreased by 62.3%, mainly due to lower corporate bond issuances in 2005 compared to 2004. Payment agency service fees declined by 31.2% in 2005 compared to 2004. These charges are mainly related to collection services the Bank performs on behalf of corporate customers. These services are increasingly being performed through our internet banking services. Fees charged for office banking, which is internet banking service for companies, totaled Ch$1,380 million in 2005 compared to no significant income in previous years.

Other operating income (expenses), net

The following table sets forth information regarding our other operating income (expenses), net in the years ended December 31, 2004, 2005 and 2006.

	Year ended December 31,			% Change		% Change
	2004	2005	2006	2004/2005		2005/2006
	(in millions of constant Ch$ as of December 31, 2006, except percentages)
Net gains from trading and mark-to-market	(7,410)	(62,569)	100,312	744.4%		—
Foreign exchange transactions, net	47,444	72,381	(48,708)	52.6%		—
Other operating losses, net	(25,293)	(23,407)	(32,961)	(7.4%	)	40.8%
Total other operating income	14,741	(13,595)	18,643	—		—

2005 and 2006. Total other operating income, net, amounted to a gain of Ch$18,643 million for the year ended December 31, 2006 compared to a loss of Ch$13,595 million for 2005. Total other operating income, net, consists primarily of (i) the results of our Treasury Department’s trading and hedging activities and financial transactions with customers, and (ii) other operating income and expenses primarily relating to repossessed assets that have not been charged-off, sales force expenses and other expenses relating to the Bank’s marketing and promotional efforts.

Net gains from trading activities and mark-to-market adjustments totaled Ch$100,312 million in 2006. This line item in 2006 included: (i) unrealized gains of Ch$83,825 million from mark-to-market adjustments of our derivatives portfolio (including foreign exchange derivatives) and, (ii) gains of Ch$16,487 million from mark to market adjustments and realized gains made in the securities portfolio. The net result from foreign exchange transactions totaled a loss of Ch$48,708 million in 2006. These results mainly included the translation loss of assets and liabilities denominated in foreign currencies (excluding derivatives), which was largely offset by the hedged positions with derivatives. Our exposure to the foreign currency market is limited by guidelines of the Central Bank and our Market Risk Department (See Item 11: Quantitative and Qualitative Disclosures about Market Risk).

Net gains from trading activities and mark-to-market adjustments and foreign exchange transactions for the years ended December 31, 2006 and 2005 are not strictly comparable since 2006 figures include the mark-to-market adjustments of derivatives. In accordance with Circular No. 3345 issued by the Superintendency of Banks, effective January 1, 2006, the accounting standards for valuing financial instruments acquired for trading or investment purposes, including derivative instruments, were amended. In summary, we must record our derivatives portfolio at fair value, and hedge accounting was introduced. See Item 5: Operation and Financial Review and Prospects — A. New Accounting Standards for Financial Investments and Derivatives. Results in 2006 included a gain of Ch$12,580 million following the adoption of new accounting standards reflecting recognizing financial instruments at fair value, which resulted in a gain from trading activities. If we had applied the new accounting standards for the year ended

December 31, 2005, the net effect on our results would have been a gain of Ch$7,008 million (this figure has been calculated based on the adjustment under U.S. GAAP for hedge accounting. See Note 26(m) to our Audited Consolidated Financial Statements).

In 2006, other operating losses, net, increased by 40.8% to Ch$32,961 million compared to a loss of Ch$23,407 million in 2005. This was primarily due to our increased business activities, which resulted in increases in credit card related expenses and other customer related expenses. Expenses relating to our credit card business increased by 117.7% to Ch$5,013 million for the year ended December 31, 2006 compared to 2005, primarily as a result of relatively higher premium rates on fraud insurance covering some of our new cards and an increase in the membership fees paid to Transbank, the company collectively owned by major banks in Chile which runs credit card payment networks in Chile. These increased costs were offset by increased fees from our credit cards.

Customer service expenses, which consist primarily of expenses paid to third parties for transporting funds for corporate customers as part of cash management agreements, and the costs of our call center, increased by 105.0% to Ch$10,889 million in 2006 compared to 2005. This was offset by positive performance of our cash management business. We generate fees for collection and corporate e-banking services and generate interest income on the floating balances of these clients. The growth of these expenses also reflects the shift towards more efficient sales channels such as our call center compared to the outsourced sales force.

The results from the sales and expenses in maintaining repossessed assets decreased by 78.2% to Ch$842 million in 2006 compared to 2005. In 2005, we recognized a gain of Ch$1,123 million from the leasing of a large repossessed asset, which mainly explains the decline in income in this line item in 2006.

2004 and 2005. Other operating income, net totaled a loss of Ch$13,595 million in 2005 compared to a gain of Ch$14,741 million in 2004. This was mainly due to an increase in net loss from trading and mark-to-market adjustments primarily reflecting the movement of long-term local interest rates in 2005 compared to 2004. In the first nine months of 2005, strong liquidity in the Chilean financial systems dampened long-term yields, resulting in mark-to-market gains. As the economy improved and inflation continued to rise, this trend reversed sharply in the last quarter of the year, reversing a substantial portion of the gains recorded to that point in the year. As of December 31, 2004, the market rate on the 10-year Central Bank bond in real terms was 3.29%. As of September 30, 2005, the yield on this same instrument had declined to 2.43%, but by December 31, 2005, it recovered to 3.29%. In 2004, the 10-year Chilean Central Bank bond was yielding 3.23%, down 104 basis points from year-end 2003. This was partially offset by a 52.6% increase in foreign exchange transactions. This line item in 2004 and 2005 includes net gain or loss in book value of assets or liabilities indexed to a foreign currency. The increase in gains from foreign exchange transactions was primarily attributable to a 8.1% appreciation of the peso during 2005, which partially offset the financial results on forward contracts included in net gains from trading and mark-to-market. Our exposure to the foreign currency market is limited by guidelines of the Central Bank and our Market Risk Department (See Item 11: Quantitative and Qualitative Disclosures about Market Risk).

Other operating losses, net decreased by 7.4% in 2005 compared to 2004, totaling a loss of Ch$23,407 million. This decrease was mainly due to a 20.9% decrease in commissions paid to our external sales force, which totaled Ch$17,227 million in 2005, primarily attributable to the fact that in 2004 sales force expenses included the recognition of Ch$4,174 million in one-time sales force expenses as a result of the sale of the Santiago Express Division to Empresas París.  Expenses on assets received in lieu of payment also decreased by 84.4% in 2005 compared to 2004. This was offset by a 16.6% decline in income from the sale of repossessed assets and a rise in other expenses related to our credit card business.

Other income and expenses, net

The following table sets forth information regarding our other income and expenses in the years ended December 31, 2004, 2005 and 2006.

	Year ended December 31,			% Change	% Change
	2004	2005	2006	2004/2005	2005/2006
	(in millions of constant Ch$ as of December 31, 2006, except percentages)
Non-operating income (loss), net	(4,669)	(22,480)	(4,214)	381.5%	(81.3%)
Income attributable to investments in other companies	568	693	786	21.9%	13.4%
Losses attributable to minority interest	(194)	(136)	(151)	(30.0%)	11.0%
Total	(4,295)	(21,923)	(3,579)	410.4%	(83.7%)

2005 and 2006. The net loss recorded in other income and expenses, net, decreased by 83.7% in 2006 compared to 2005, primarily due to a lower level of provisions for other contingencies. These contingencies are mainly related to non credit risks, including non specific contingencies, tax contingencies and other non credit contingencies or impairments. In 2006, these provisions totaled Ch$6,515 million, a decrease of 67.8% compared to 2005. The lower non-operating loss was also due to a lower level of charge-offs of repossessed assets, which totaled Ch$13,616 million in 2006, a decrease of 36.2% compared to 2005. This was partially offset by a 52.6% decrease in gains from the sales of repossessed assets previously charged off, which totaled Ch$8,050 million in 2006. (See Note 17 to our Audited Consolidated Financial Statements).

2004 and 2005. The net loss recorded in other income and expenses, net, increased by 410.4% in 2005 compared to 2004. In 2004, the Bank recognized a one-time gain of Ch$23,093 million from the sale of our former Santiago Express Division to Empresas París. Excluding the sale, the net loss recorded in other income and expenses, net would decrease by 20.0% in 2005 compared to 2004, mainly as a result of a 141.1% increase in income from the sale of repossessed assets previously charged off. This was partially offset by a 73.2% increase in provisions for other contingencies.

Operating expenses

The following table sets forth information regarding our operating expenses in the years ended December 31, 2004, 2005 and 2006.

	Year ended December 31,			% Change
	2004	2005	2006	2004/2005		2005/2006
	(in millions of constant Ch$ as of December 31, 2006, except percentages)
Personnel salaries and expenses	140,746	142,171	159,722	1.0%		12.3%
Administrative expenses	102,159	102,717	110,948	0.6%		8.0%
Depreciation and amortization	40,978	40,080	38,613	(2.2%	)	(3.7%	)
Total	283,883	284,968	309,283	0.4%		8.5%
Efficiency ratio(1)	44.0%	41.5%	39.0%

(1)
The efficiency ratio is the ratio of total operating expenses to total operating revenue. Total operating revenue consists of net interest revenue, fee income from services, net, and other operating income, net.

2005 and 2006. Operating expenses in 2006 increased by 8.5% compared to 2005. The 12.3% rise in personnel salaries and expenses was mainly due to the end-of-negotiation bonus paid in conjunction with the signing of the new collective bargaining agreement in the fourth quarter of 2006. This new collective bargaining agreement enters into effect on March 1, 2007 and expires on March 1, 2011. As a part of this process, an end-of-negotiation bonus was to be paid, which resulted in a one-time cost of Ch$8,622 million in 2006. Personnel costs also grew as a result of the 5.4% rise in average headcount in 2006 compared to 2005 and an increase in bonuses paid to business teams for reaching business targets. Our efficiency ratio, despite higher costs, continued to improve, reaching a record low of 39.0% for the year ended December 31, 2006 compared to 41.5% in 2005.

Administrative expenses increased by 8.0% for the same periods, reflecting an increase in expenses as a result of the expansion of our distribution network. The branch network totaled 397 branches as of December 31, 2006, an increase of 12.8% since

December 2005. Our ATM network totaled 1,588 machines, an increase of 11.7% since December 2005. We expect personnel and administrative expenses to grow at a higher pace in future periods as a result of our strategy to expand our retail banking business.

Depreciation and amortization expenses decreased by 3.7% in 2006 compared to 2005. In the fourth quarter of 2005, the Bank accelerated the depreciation of obsolete IT projects, which resulted in the decline in depreciation expense in 2006.  Going forward we expect depreciation expenses to rise as the Bank continues to invest in branches and other fixed assets.

The expansion of our branch and ATM network helped us increase our retail business. The relatively larger expenses incurred as a result of the expansion of the branch and ATM network has been partially offset by increases in productivity as gross operating income increased by 15.7%. As a result, our efficiency ratio, representing operating expenses divided by operating income, improved from 41.5% in 2005 to a record low of 39.0% in 2006. The pace of expansion of our branch and ATM network in the medium-term may vary with fluctuations in the outlook of the Chilean economy.

2004 and 2005. Operating expenses in 2005 increased by 0.4% compared to 2004. The 1.0% rise in personnel expenses reflects an increase in variable compensation paid to commercial teams for reaching commercial targets. This was partially offset by a 1.7% decrease in average headcount in 2005 compared to 2004 as a result of the sale of Santiago Express. The 0.6% increase in administrative expenses reflect an increase in expenditures for branches and ATMs, which was partially offset by savings produced by the outsourcing of certain back office functions, such as systems management and mortgage processing, which we believe has improved productivity. We expect personnel and administrative expenses to grow at a higher pace in future periods as a result of our strategy to expand our retail banking business. This trend was already observable in the second half of 2005.

Depreciation and amortization expenses decreased by 2.2% in 2005 compared to 2004, which were positively affected by the completion of the depreciation schedule of our core IT systems.

Loss from price level restatement

2005 and 2006. The loss from price level restatement totaled Ch$13,782 million in 2006, a decrease of 25.6% compared to 2005. We must adjust our capital, fixed assets and other assets for the variations in price levels. Because our capital is larger than the sum of our fixed and other assets, price level restatement usually results in a loss and fluctuates with the inflation rate. The inflation rate used for calculating price level restatement decreased in 2006 compared to 2005 (2.01% in 2006 and 3.80% in 2005), resulting in a lower loss from price level restatement. This was partially offset by an increase in the gap between equity and other assets as we decreased our dividend payment in 2006. The lower loss from price level restatement is also partially offset by the negative impact on net interest income due to lower inflation rates.

2004 and 2005. Losses from price level restatement increased by 46.1% compared to 2004. The higher loss from price level restatement reflected the higher inflation rate used for calculating price level restatement in 2005 compared to 2004 (3.62% in 2005 compared to 2.35% in 2004).

Income tax

2005 and 2006. Our income tax expense increased by 14.4% to Ch$58,199 million for the year ended December 31, 2006 compared to 2005, primarily due to a 16.3% growth of income before taxes. The effective tax rate for 2006 was 16.9%, compared to 17.2% for 2005. The statutory corporate tax rate was 17% (See Note 20 to our Audited Consolidated Financial Statements).

2004 and 2005. Our income tax expense increased 4.7% for the year ended December 31, 2005 compared to 2004. This rise was mainly due to a net charge to deferred taxes of Ch$4,857 million compared to a net benefit of Ch$12,985 million in 2004.  This was partially offset by a 23.7% decrease in income tax provisions in 2005 compared to 2004. (See Note 20 to our Audited Consolidated Financial Statements). As a result, the total income tax expenses in 2005 increased at a lower rate than the growth of pre-tax income, leading to a lower effective tax rate. The Bank’s effective tax rate was 17.2% for the year ended December 31, 2005, compared to 18.8% in 2004.

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

The following table sets forth our contractual obligations and commercial commitments by time remaining to maturity. At December 31, 2006, the scheduled maturities of our contractual obligations and of other commercial commitments, including accrued interest, were as follows:

Contractual Obligations	Due within 1 year	Due after 1 year but within 3 years	Due after 3 years but within 6 years	Due after 6 years	Total 2006
	(in millions of constant Ch$ as of December 31, 2006)
Deposit and other obligations(1)	5,483,618	1,196,139	219,126	10,452	6,909,335
Mortgage finance bonds	65,493	105,746	133,680	225,287	530,206
Subordinated bonds	40,294	—	133,427	316,695	490,416
Bonds	1,140	213,700	172,048	178,765	565,653
Chilean Central Bank borrowings:
Credit lines for renegotiations of Loans	5,080	—	—	—	5,080
Other Central Bank borrowings	134,417	—	—	—	134,417
Borrowings from domestic financial institutions
Investments sold under agreements to repurchase	19,929	—	—	—	19,929
Foreign borrowings	717,979	91,021	3,267	—	812,267
Derivatives	266,651	27,629	49,680	11,962	355,922
Other obligations	52,221	5,607	4,802	1,563	64,193
Total cash obligations	6,786,822	1,639,842	716,030	744,724	9,887,418

(1)  Excludes demand deposit accounts and saving accounts.

The Bank as of the date of the filing of this 20-F has no significant purchase obligations.

Operational leases

Certain bank premises and equipment are leased under various operating leases. Future minimum rental commitments as of December 31, 2006 under non-cancelable leases are as follows:

As of December 31, 2006
(in millions of constant Ch$ as of December 31, 2006)
Due within 1 year	8,383
Due after 1 year but within 2 years	7,363
Due after 2 years but within 3 years	5,394
Due after 3 years but within 4 years	3,006
Due after 4 years but within 5 years	1,539
Due after 5 years	254
Total	25,939

Other Commercial Commitments

At December 31, 2006, the scheduled maturities of other commercial commitments, including accrued interest, were as follows:

Other Commercial Commitments	Due within 1 year	Due after 1 year but within 3 years	Due after 3 years but within 6 years	Due after 6 years	Total
	(in millions of constant Ch$ as of December 2006)
Letters of credit	102,707	50,448	13,093	—	166,248
Guarantees	553,833	22,132	642	—	576,607
Other commercial commitments	275,723	5,403	67	—	281,193
Total other commercial commitments	932,263	77,983	13,802	—	1,024,048

Capital and Reserves

We currently have regulatory capital in excess of the minimum requirement under the current Chilean regulations. According to the General Banking Law, a bank should have regulatory capital of at least 8% of its risk weighted assets, net of required loan loss allowances, and paid-in capital and reserves (“basic capital”) of at least 3% of its total assets, net of required loan loss allowances. For these purposes, the regulatory capital of a bank is the sum of (1) the bank’s basic capital, (2) subordinated bonds issued by the bank valued at their placement price for an amount up to 50% of its basic capital; provided that the value of the bonds shall decrease by 20% for each year that elapses during the period commencing six years prior to their maturity, and (3) its voluntary allowances for loan losses, for an amount of up to 1.25% of its risk weighted assets. The merger of Old Santander-Chile and Santiago required a special regulatory preapproval of the Superintendency of Banks, which was granted on May 16, 2002. The resolution granting this preapproval imposed a regulatory capital to risk weighted assets ratio of 12% for the merged bank. This indicator was reduced to 11% by the Superintendency of Banks effective January 1, 2005. For purposes of weighing the risk of a bank’s assets, the General Banking Law considers five different categories of assets, based on the nature of the issuer, the availability of funds, the nature of the assets and the existence of collateral securing such assets.

The following table sets forth our regulatory capital at the dates indicated. See Note 13 to our Audited Consolidated Financial Statements for a description of the minimum capital requirements.

	As of December 31,
	2005	2006
	(in millions of constant Ch$ as of December 31,2006, except percentages)
Base net capital	859,975	959,757
3% of total assets net of provisions	(402,432)	(461,315)
Excess over minimum required capital	457,543	498,442
Base net capital as a percentage of the total assets, net of provisions	6.4%	6.2%
Regulatory capital	1,231,997	1,418,752
11% of risk-weighted assets	(1,051,696)	(1,234,458)
Excess over minimum required capital	180,301	184,294
Regulatory capital as a percentage of risk-weighted assets	12.9%	12.6%

Financial Investments

The following table sets forth our investment in Chilean government and corporate securities and certain other financial investments at the dates indicated. Financial investments that have a secondary market are carried at market value. All other financial investments are carried at acquisition cost, plus accrued interest and indexation readjustments, as applicable.

a) Trading

	As of December 31,
	2005	2006
	(in millions of constant Ch$ as of December 31, 2006)
Central Bank and Government Securities
Central Bank securities	390,002	381,260
Chilean Treasury Bonds	—	40,521
Other securities	17,101	357
Subtotal	407,103	422,138
Others Financial Securities
Time deposits in Chilean financial institutions	89,151	3,554
Mortgage finance bonds	59,555	23,189
Chilean financial institutions bonds	—	44
Chilean corporate bonds	2,002	22,561
Other Chilean securities	58,902	7,264
Other foreign securities	59,248	160,711
Subtotal	268,858	217,323
Total	675,961	639,461

b) Available for sale

	As of December 31,
	2005	2006
	(in millions of constant Ch$ as of December 31, 2006)
Central Bank and Government Securities
Central Bank securities	86,114	77,738
Chilean Treasury Bonds	1,226	623
Other securities	34,494	18,531
Subtotal	121,834	96,892
Others Financial Securities
Mortgage finance bonds	423,970	222,672
Other Foreign securities	29,224	25,544
Subtotal	453,194	248,216
Total	575,028	345,108

c) Held- to-maturity

No financial investments were classified as held-to-maturity as of December 31, 2005 and 2006.

Remaining Maturities and Weighted Average Rates

The following table sets forth an analysis of our investments at December 31, 2006, by remaining maturity and the weighted average nominal rates of our investments:

	Within one year	Weighted average Nominal Rate	After one year but within five years	Weighted average Nominal Rate	After five years but within ten years	Weighted average Nominal Rate	After ten years	Weighted average Nominal Rate	Total	Weighted average Nominal Rate
	(in millions of constant Ch$ as of December 31, 2006, except percentages)
Held for Trading
Central Bank and Government Securities
Central Bank securities	67,797	4.0%	252,424	3.7%	42,580	2.8%	18,459	2.7%	381,260	4.0%
Chilean Treasury Bonds					40,521	4.7%			40,521	4.7%
Others securities	208	2.7%	104	3.1%	17	3.0%	28	3.2%	357	3.0%
Subtotal	68,005		252,528		83,118		18,487		422,138
Others Financial Securities
Time deposits in Chilean financial institutions	1,166	6.2%	2,388	6.0%					3,554	6.0%
Mortgage finance bonds	229	5.0%	1,034	4.4%	3,790	5.6%	18,136	4.0%	23,189	4.0%
Chilean financial institutions bonds	33	6.1%	11	3.4%					44	5.4%
Chilean corporate bonds	599	6.9%	56	5.0%	16,178	4.1%	5,728	4.0%	22,561	4.0%
Other Chilean securities	7,264								7,264
Others foreign securities	160,711								160,711
Subtotal	170,002		3,489		19,968		23,864	0.0%	217,323
Total	238,007		256,017		103,086		42,351	0.0%	639,461
Available-for-sale Investments
Central Bank and Government Securities
Central Bank securities	21,187	4.3%	55,849	3.5%	702	4.7%			77,738	3.8%
Chilean Treasury Bonds	623	5.7%							623	5.7%
Others securities	8,538	3.3%	8,056	3.0%	1,197	3.0%	740	3.2%	18,531	3.2%
Subtotal	30,348		63,905		1,899		740		96,892
Others Financial Securities
Mortgage finance bonds	173	5.2%	2,030	4.6%	16,860	4.0%	203,609	4.2%	222,672	4.2%
Others foreign securities	14,557	5.2%			10,987	5.7%			25,544	5.5%
Subtotal	14,730		2,030		27,847		203,609		248,216
Total	45,078		65,935		29,746		204,349		345,108

Unused sources of liquidity

The Bank also has credit ratings from three international agencies. We believe our credit ratings are a positive factor when obtaining financing.

Moody’s	Rating
Long-term bank deposits	A2
Senior bonds	Aa3
Subordinated debt	Aa3
Bank deposits in local currency	Aa2
Bank financial strength	B-
Short-term deposits	P-1
Outlook	Stable

Standard & Poor’s	Rating
Long-term Foreign Issuer Credit	A
Long-term Local Issuer Credit	A
Short-term Foreign Issuer Credit	A-1
Short-term Local Issuer Credit	A-1
Outlook	Positive

Fitch	Rating
Foreign Currency Long-term Debt	A+
Local Currency Long-term Debt	A+
Foreign Currency Short-term Debt	F1
Local Currency Short-term Debt	F1
Outlook	Stable

Working capital

As a bank, we satisfy our working capital needs through general funding, the majority of which derives from deposits and other borrowings from the public. See “Item 5: Operating and Financial Review and Prospects—C. Liquidity and Capital Resources—Deposits and Other Borrowings.” In our opinion, our working capital is sufficient for our present needs.

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

Our general policy is to maintain liquidity adequate to ensure our ability to honor withdrawals of deposits, make repayments of other liabilities at maturity, extend loans and meet our own working capital needs. Our minimum amount of liquidity is determined by the statutory reserve requirements of the Central Bank. Deposits are subject to a statutory reserve requirement of 9% for demand deposits and 3.6% for peso, UF denominated and foreign currency denominated time deposits with a term of less than a year. See “Item 4: Information on the Company—D. Regulation and Supervision.” The Central Bank has statutory authority to increase these percentages to up to 40% for demand deposits and up to 20% for time deposits. In addition, a 100% special reserve (reserva técnica) applies to demand deposits, deposits in checking accounts, other demand deposits received or obligations payable on sight and incurred in the ordinary course of business, other than deposits unconditionally payable immediately or within a term of less than 30 days and other time deposits payable within 10 days. This special reserve requirement applies to the amount by which the total of such deposits exceeds 2.5 times the amount of a bank’s paid-in capital and reserves. Interbank loans are deemed to have a maturity of more than 30 days, even if payable within the following 10 days.

The Central Bank also requires us to comply with the following liquidity limits:

•
Our total liabilities with maturities of less than 30 days cannot exceed our total assets with maturities of less than 30 days by an amount greater than our capital. This limit must be calculated in local currency and foreign currencies together as one gap.

•
Our total liabilities with maturities of less than 90 days cannot exceed our total assets with maturities of less than 90 days by more than twice of our capital. This limit must be calculated in local currency and foreign currencies together as one gap.

We have set other liquidity limits and ratios that minimize liquidity risk. See “Item 11: Quantitative and Qualitative Disclosure About Market Risk.”

Cash Flow

The tables below set forth our main sources of cash. The subsidiaries are not an important source of cash flow for us and therefore have no impact on our ability to meet our cash obligations. No legal or economic restrictions exist on the ability of subsidiaries to transfer funds to us in the form of loans or cash dividends as long as these subsidiaries abide by the regulations of the Ley de Sociedad Anónimas regarding loans to related parties and minimum dividend payments.

	Year ended December 31,
	2004	2005	2006
	(in millions of constant Ch$ as of December 31, 2006)
Net cash provided by operating activities	420,710	333,611	453,379

The Ch$119,768 million increase in cash provided by operating activities in 2006 compared to 2005 was mainly due to (i) a Ch$66,187 million variation in the net change in interest accruals and (ii) higher level of commercial activities reflected in an increase in net interest revenue and net fee income.

The Ch$87,099 million reduction in cash provided by operating activities in 2005 compared to 2004 was mainly due to a Ch$143,619 million decrease in the net change in interest accruals in the same period.

	Year ended December 31,
	2004	2005	2006
	(in millions of constant Ch$ as of December 31, 2006)
Net cash provided by (used in) investing activities	(1,076,366)	(682,519)	(1,195,508)

Net cash used in investing activities in 2006 totaled Ch$1,195,508 million, mainly as a result of the growth of the Bank’s loan and financial investment portfolios. In 2005, the increase in loans was partially offset by the decrease in financial investments. In 2004, the increase in loans also resulted in a reduction in cash flow for the Bank.

	Year ended December 31,
	2004	2005	2006
	(in millions of constant Ch$ as of December 31, 2006)
Net cash provided by (used in) financing activities	590,145	593,002	608,364

In 2006, the Bank financed its lending activities with increases in current accounts, time deposits, short term funds borrowed and senior bonds. The rise in cash from financing activities compared to 2005 was mainly due to greater amounts of bonds issued and short term funds borrowed. In 2005, the Bank financed its activities with an increase in time deposits and senior bonds, which explains the slight rise in cash from financing activities in 2005 compared to 2004.

Deposits and Other Borrowings

The following table sets forth our average daily balance of liabilities for the years ended December 31, 2004, 2005 and 2006, in each case together with the related average nominal interest rates paid thereon.

	Year ended December 31,
	2004			2005			2006
	Average Balance	% of Total Average Liabilities	Average Nominal Rate	Average Balance	% of Total Average Liabilities	Average Nominal Rate	Average Balance	% of Total Average Liabilities	Average Nominal Rate
	(in millions of constant Ch$ as of December 31, 2006, except percentages)
Savings accounts	140,589	1.1%	2.0%	118,109	0.9%	4.3%	105,849	0.7%	1.3%
Time deposits	4,254,985	33.4%	3.0%	5,192,563	37.7%	4.7%	6,401,824	43.5%	5.6%
Central Bank borrowings	38,690	0.3%	4.5%	129,145	0.9%	3.7%	84,102	0.6%	5.1%
Repurchase agreements	659,423	5.2%	1.9%	527,861	3.8%	5.0%	546,042	3.7%	4.9%
Mortgage finance bonds	1,334,363	10.5%	8.2%	820,807	6.0%	9.4%	578,410	3.9%	7.5%
Other interest-bearing liabilities	1,395,910	11.0%	5.2%	1,830,061	13.2%	5.6%	2,157,951	14.6%	6.2%
Subtotal interest-bearing liabilities	7,823,960	61.5%	4.2%	8,618,546	62.5%	5.3%	9,874,178	67.0%	5.7%

	Year ended December 31,
	2004			2005			2006
	Average Balance	% of Total Average Liabilities	Average Nominal Rate	Average Balance	% of Total Average Liabilities	Average Nominal Rate	Average Balance	% of Total Average Liabilities	Average Nominal Rate
	(in millions of constant Ch$ as of December 31, 2006, except percentages)
Non-interest bearing liabilities
Non-interest bearing deposits	1,855,619	14.6%		1,945,572	14.1%		1,823,018	12.4%
Contingent liabilities	1,031,017	8.1%		894,393	6.5%		949,725	6.5%
Other non-interest bearing liabilities	976,710	7.7%		1,310,156	9.5%		920,752	6.3%
Shareholders’ equity	1,038,970	8.7%		1,015,385	7.4%		1,150,156	7.8%
Subtotal non-interest bearing liabilities	4,902,316	38.5%		5,165,506	37.5%		4,843,651	33.0%
Total liabilities	12,726,276	100.0%		13,784,052	100.0%		14,717,829	100.0%

Our most important source of funding is our time deposits. Average time deposits represented 43.5% of our average total liabilities and shareholders’ equity in 2006. Our current funding strategy is to continue to utilize all sources of funding in accordance with their costs, their availability and our general asset and liability management strategy. Special emphasis is being placed on lengthening the maturities of time deposits with institutional clients and increasing in general our deposits from retail customers. We also intend to continue to broaden our customer deposit base and to emphasize core deposit funding. We believe that broadening our deposit base by increasing the number of account holders has created a more stable funding source.

Composition of Deposits and Other Commitments

The following table sets forth the composition of our deposits and similar commitments at December 31, 2004, 2005 and 2006.

	At December 31,
	2004	2005	2006
	(in millions of constant Ch$ as of December 31, 2006)
Checking accounts	1,363,417	1,486,790	1,663,414
Other demand liabilities	1,008,270	682,494	763,242
Savings accounts	129,945	111,742	100,848
Time deposits	4,597,510	5,920,191	6,808,487
Other commitments (1)	40,595	45,506	56,341
Total	7,139,737	8,246,723	9,392,332

(1)	Includes primarily leasing accounts payable relating to purchases of equipment.

Maturity of Deposits

The following table sets forth information regarding the currency and maturity of our deposits at December 31, 2006, expressed in percentages of our total deposits in each currency category. UF-denominated deposits are similar to peso-denominated deposits in all respects, except that the principal is readjusted periodically based on variations in the Chilean consumer price index.

	Ch$	UF	Foreign Currencies	Total
	(in percentages)
Demand deposits	1.5	—	—	0.8
Savings accounts	—	4.2	—	1.4
Time deposits:
Maturing within 3 months	54.6	15.5	76.3	46.1

	Ch$	UF	Foreign Currencies	Total
	(in percentages)
Maturing after 3 but within 6 months	14.6	16.4	20.6	15.3
Maturing after 6 but within 12 months	17.4	22.8	3.0	16.8
Maturing after 12 months	11.9	41.1	0.1	19.6
Total time deposits	98.5	95.8	100.0	97.8
Total deposits	100.0%	100.0%	100.0%	100.0%

The following table sets forth information regarding the maturity of our outstanding time deposits in excess of U.S.$100,000 at December 31, 2006.

	Ch$	UF	Foreign Currencies	Total
	(in millions of constant Ch$ as of December 31, 2006)
Time deposits:
Maturing within 3 months	1,817,277	347,504	484,861	2,649,642
Maturing after 3 but within 6 months	560,218	377,321	169,663	1,107,202
Maturing after 6 but within 12 months	276,600	474,018	19,916	770,534
Maturing after 12 months	749,149	1,039,752	4,140	1,793,041
Total time deposits	3,403,244	2,238,595	678,580	6,320,419

Short-term Borrowings

The principal categories of our short-term borrowings are amounts borrowed under foreign trade lines of credit, domestic interbank loans, Central Bank borrowings and repurchase agreements. The table below presents the amounts outstanding at each year-end indicated and the weighted-average nominal interest rate for each such year by type of short-term borrowings.

	As of and for the year ended December 31,
	2004		2005		2006
	Balance	Weighted- Average Nominal Interest Rate	Balance	Weighted- Average Nominal Interest Rate	Balance	Weighted- Average Nominal Interest Rate
	(in millions of constant Ch$ as of December 31, 2006, except for rate data)
Balances under repurchase agreements	457,971	1.3%	50,834	1.8%	19,929	4.9%
Central Bank borrowings	348,187	0.3%	176,878	2.1%	134,417	5.1%
Domestic interbank borrowings	30,409	3.4%	2,582	1.6%	—	—
Borrowings under foreign trade credit lines	256,836	4.4%	1,055,924	4.0%	717,979	7.7%
Total short-term borrowings	1,093,403	1.8%	1,286,218	2.4%	872,325	6.6%

The following table shows the average balance and the average nominal rate for each short-term borrowing category for the years indicated:

	For the year Ended December 31,
	2004		2005		2006
	Average Balance	Average Nominal Interest Rate	Average Balance	Average Nominal Interest Rate	Average Balance	Average Nominal Interest Rate
	(in millions of constant Ch$ as of December 31, 2006, except for rate data)
Balances under repurchase agreements	659,423	1.9%	527,861	5.0%	546,042	4.9%
Central Bank borrowings	38,690	4.5%	129,145	3.7%	84,102	5.1%
Domestic interbank borrowings	53,784	0.8%	42,560	3.6%	49,294	5.1%
Borrowings under foreign trade credit lines	258,561	2.3%	318,809	9.6%	1,145,538	5.4%
Total short-term borrowings	1,010,460	2.6%	1,018,375	5.0%	1,517,469	6.9%

The following table presents the maximum month-end balances of our principal sources of short-term borrowings during the years indicated:

	Maximum 2004 Month-End Balance	Maximum 2005 Month-End Balance	Maximum 2006 Month-End Balance
	(in millions of constant Ch$ as of December 31, 2006)
Balances under repurchase agreements	361,856	592,809	437,131
Central Bank borrowings	340,213	378,684	304,563
Domestic interbank borrowings	140,797	43,904	3,777
Borrowings under foreign trade credit lines	460,152	503,147	1,756,659
Total short-term borrowings	1,303,018	1,518,544	2,502,130

Total Borrowings

Our long-term and short-term borrowings are summarized below. Borrowings are generally classified as short-term when they have original maturities of less than one year or are due on demand. All other borrowings are classified as long-term, including the amounts due within one year on such borrowings. The following table sets forth, at the dates indicated, the components of our borrowings.

	December 31, 2006
	Long-term	Short-term	Total
	(in millions of constant Ch$ as of December 31, 2006)
Central Bank borrowings	—	134,417	134,417
Credit lines for renegotiations of loans (a)	—	5,080	5,080
Balances under repurchase agreements	—	19,929	19,929
Mortgage finance bonds (b)	464,713	65,493	530,206
Other borrowings: bonds (c)	564,513	1,140	565,653
Subordinated bonds (d)	450,122	40,294	490,416
Borrowings from domestic financial institutions	—		—
Foreign borrowings (e)	94,288	717,979	812,267
Other obligations (f)	11,972	52,221	64,193
Total borrowings	1,585,608	1,036,553	2,622,161

	December 31, 2005
	Long-term	Short-term	Total
	(in millions of constant Ch$ as of December 31, 2006)
Central Bank borrowings	—	176,878	176,878
Credit lines for renegotiations of loans (a)	6,796	—	6,796
Balances under repurchase agreements	—	50,834	50,834
Mortgage finance bonds (b)	563,470	119,673	683,143
Other borrowings: bonds (c)	422,292	1,754	424,046
Subordinated bonds (d)	393,929	—	393,929
Borrowings from domestic financial institutions	—	2,582	2,582
Foreign borrowings (e)	65,605	1,055,923	1,121,528
Other obligations (f)	12,000	30,984	42,984
Total borrowings	1,464,092	1,438,628	2,902,720

a) Credit lines for renegotiations of loans

Central Bank borrowings include credit lines for the renegotiations of loans and other Central Bank borrowings. These credit lines were provided by the Central Bank for the renegotiations of loans due to the need to refinance debts as a result of the economic recession and crisis of the banking system in the early 1980’s. The lines for the renegotiations, which are considered long-term, are related with mortgage loans linked to the UF index and bore a real annual interest rate of 3.6% and 3.0% as of December 31, 2005 and 2006, respectively. The following table sets forth, at the dates indicated, our credit lines for renegotiations of loans.

	At December 31,
	2005	2006
	(in millions of constant Ch$ as of December 31, 2006)
Total credit lines for renegotiations of loans	6,796	5,080

The maturities of the outstanding amounts due under these credit lines, which are considered long-term, are as follows:

At December 31, 2006
(in millions of constant Ch$ as of December 31, 2006)
Due within 1 year	5,080

(b) Mortgage finance bonds

These bonds are used to finance the granting of mortgage loans. The outstanding principal amounts of the bonds are amortized on a quarterly basis. The range of maturities of these bonds is between five and twenty years. The bonds are linked to the UF index and bear a real weighted-average annual interest rate of 5.2%. The following table sets forth the remaining maturities of our mortgage finance bonds at December 31, 2006.

At December 31, 2006
(in millions of constant Ch$ as of December 31, 2006)
Due within 1 year	65,493
Due after 1 year but within 2 years	54,556
Due after 2 years but within 3 years	51,190
Due after 3 years but within 4 years	48,896
Due after 4 years but within 5 years	44,711
Due after 5 years	265,360
Total mortgage finance bonds	530,206

(c) Bonds

The following table sets forth, at the dates indicated, our issued bonds.

	At December 31,
	2005	2006
	(in millions of constant Ch$ as of December 31, 2006)
Santiago bonds, Series A,B,C,D and F	11,350	9,179
Santander Bonds denominated in UF	165,122	342,774
Santander Bonds denominated in US$	247,574	213,700
Total	424,046	565,653

Santiago bonds include series A, B, C and F issued by the former Santiago S.A. and series B and D issued by the former Banco O’Higgins prior to its merger with the Bank in 1997. These bonds are intended to finance loans that have a maturity of greater than one year, are linked to the UF index and bear a weighted-average annual interest rate of 7.0% with interest and principal payments due semi-annually.

On December 17, 2004, Santiago Leasing S.A., ceded through public deed a total of UF 3,041,102 (Ch$52,663 million at December 31, 2004) in bonds to Banco Santander Chile. These bonds are linked to the UF index and bear an annual interest rate of 5.6%. At December 31, 2005 and 2006, the balance was included in Santander bonds linked to the UF.

Santander bonds include bonds issued by the former Banco Santander-Chile and bonds issued by the Bank since August 2002. These bonds are intended to finance loans that have a maturity of greater than one year, are linked to the UF index and bear a weighted average annual interest rate of 6.5%.

On October 5, 2005, the Bank issued bonds denominated in UF in an aggregate principal amount of UF8,000,000, which bear an average annual interest rate of 3.0%.

On May 25, 2006, the Bank issued bonds denominated in UF in an aggregate principal amount of UF6,000,000, which bear an average annual interest rate of 4.6%.

On August 17, 2006, the Bank issued senior bonds denominated in UF in an aggregate principal amount of UF895,000, which bear an average annual interest rate of 3.7%.

On December 9, 2004, the Bank issued senior bonds denominated in U.S. dollars in an aggregate principal amount of US$400 million. These bonds carry a nominal interest rate of LIBOR plus 0.35% per annum (4.81% and 5.35% at December 31, 2005 and 2006). The interest is payable quarterly and the principal is to be paid after a term of 5 years.

The maturities of these bonds are as follows:
As of December 31, 2006
(in millions of constant Ch$ as of December 31, 2006)
Due within 1 year	1,140
Due after 1 year but within 2 years	—
Due after 2 years but within 3 years	213,700
Due after 3 years but within 4 years	146,290
Due after 4 years but within 5 years	15,414
Due after 5 years	189,109
Total bonds	565,653

d) Subordinated bonds

The following table sets forth, at the dates indicated, the balances of our subordinated bonds.

	As of December 31,
	2005	2006
	(in millions of constant Ch$ as of December 31, 2006)
Santiago bonds denominated in US$ (1)	44,045	42,703
Santander bonds denominated in US$ (2) (6)	265,381	272,183
Santiago Bonds linked to the UF (3)	54,485	49,017
Santander Bonds linked to the UF (4) (5)	30,018	126,513
Total subordinated bonds	393,929	490,416

(1)
On July 17, 1997, the former Banco Santiago issued subordinated bonds denominated in U.S. dollars in an aggregate principal amount of US$300 million. The bonds carry a nominal interest rate of 7.0% per annum, with semi-annual interest payments and one repayment of principal after a term of 10 years.

(2)
On January 16, 2003, the Bank completed the voluntary exchange for its new subordinated bonds, which will mature in 2012. A total of US$221,961,000 in principal of the Santiago bonds was offered and redeemed by the Bank. The bonds carry a nominal interest rate of 7.375% per annum, with semi-annual interest payments and one repayment of principal after a term of 10 years.

(3)
The Series C and E Bonds outstanding as of December 31, 2005 and 2006 are intended for the financing of loans with a maturity of greater than one year. They are linked to the UF index and carry an annual interest rate of 7.5% and 6.0% respectively, with interest and principal payments due semi-annually.

(4)
The Series C, D and E Bonds outstanding as of December 31, 2005 and 2006 are intended for the financing of loans with a maturity of greater than one year. They are linked to the UF index and carry an annual interest rate of 7.0%, with interest and principal payments due semi-annually.

(5)	During 2006, the Bank issued subordinated bonds denominated in UF in an aggregate principal amount of UF5,000,000, which bear an average annual rate of 4.4%.
(6)
On December 9, 2004, the Bank issued subordinated bonds denominated in U.S. dollars in an aggregate principal amount of US$300 million. These bonds carry a nominal interest rate of 5.375% per annum, with semi-annual interest payments and one repayment of principal after a term of 10 years.

The maturities of these bonds, which are considered long-term, are as follows:

As of December 31, 2006
(in millions of constant Ch$ as of December 31, 2006)
Due within 1 Year	40,294
Due after 1 year but within 2 years	—
Due after 2 years but within 3 years	—
Due after 3 years but within 4 years	—
Due after 4 years but within 5 years	17,378
Due after 5 years	432,744
Total subordinated bonds	490,416

e) Foreign borrowings

These are short-term and long-term borrowings from foreign banks. The maturities of these borrowings are as follows:

As of December 31, 2006
(in millions of constant Ch$ as of December 31, 2006)
Due within 1 Year	717,979
Due after 1 year but within 2 years	91,021
Due after 2 years but within 3 years	—
Due after 3 years but within 4 years	3,267
Due after 4 years but within 5 years	—
Due after 5 years	—
Total foreign borrowings	812,267

The foreign borrowings are denominated principally in U.S. dollars, and are principally used to fund the Bank’s foreign trade loans, and bear an annual average interest rate of 3.7% and 5.3% at December 31, 2005 and 2006, respectively.

f) Other obligations

Other obligations are summarized as follows:

As of December 31, 2006
(in millions of constant Ch$ as of December 31, 2006)
Due within 1 Year	3,369
Due after 1 year but within 2 years	3,454
Due after 2 years but within 3 years	2,153
Due after 3 years but within 4 years	2,143
Due after 4 years but within 5 years	1,623
Due after 5 years	2,599
Total long-term obligations	15,341
Amounts due to credit card operators	21,877
Acceptance of letters of credit	26,975
Total short-term obligations	48,852
Total other obligations	64,193

Other Off-Balance Sheet Arrangements and Commitments

We are party to transactions with off-balance sheet risk in the normal course of our business. These transactions expose us to credit risk in addition to amounts recognized in the consolidated financial statements.

These transactions include commitments to extend credit not otherwise accounted for as contingent loans, such as overdraft protection and credit card lines of credit. Such commitments are agreements to lend to a customer at a future date, subject to the customer compliance with the contractual terms. The aggregate amount of these commitments was Ch$2,957,980 million at December 31, 2006, which will be financed with our deposit base. Since a substantial portion of these commitments is expected to expire without being drawn upon, the total amount of commitments does not necessarily represent our actual future cash requirements. We use the same credit policies in making commitments to extend credit as we do for granting loans. In the opinion of our management, our outstanding commitments do not represent an unusual credit risk.

From time to time, the Bank enters into agreements to securitize certain assets by selling those assets to unconsolidated and unaffiliated entities, which then sell debt securities secured by those assets. These sales are non recourse to the Bank. However, in the past, the Bank has occasionally purchased a subordinated bond issued by the unconsolidated entity. At December 31, 2006, we did not hold any of these subordinated bonds in our investment portfolio.

Asset and Liability Management

Please refer to "Item 11: Quantitative and Qualitative Disclosures about Market Risk — Asset and Liability Management" regarding our policies with respect to asset and liability management.

Capital Expenditures

The following table reflects capital expenditures in each of the three years ended December 31, 2004, 2005 and 2006:

	For the Year Ended December 31,
	2004	2005	2006
	(in millions of constant Ch$ as of December 31, 2006)
Land and Buildings	3,713	5,682	10,138
Machinery and Equipment	9,635	10,609	7,774
Furniture and Fixtures	2,764	3,813	4,105
Vehicles	445	865	836
Other	3,456	963	2,267
Total	20,013	21,932	25,120

The increase in capital expenditures in 2006 compared to 2005 was mainly due to the investment in branches and automatic teller machines (ATMs). In 2007, we expect a similar level of investment in expanding our distribution network.

D.  Selected Statistical Information

The following information is included for analytical purposes and should be read in conjunction with our financial statements as well as the discussion in “Item 5: Operating and Financial Review and Prospects.” Pursuant to Chilean GAAP, the financial data in the following tables for all periods through December 31, 2005 have been restated in constant Chilean pesos as of December 31, 2006. The UF is linked to, and is adjusted daily to, reflect changes in the previous month’s Chilean consumer price index. See Note 1(c) to our Audited Financial Consolidated Statements.

Average Balance Sheets, Income Earned from Interest-Earning Assets and Interest Paid on Interest-Bearing Liabilities

The average balances for interest-earning assets and interest-bearing liabilities, including interest and readjustments received and paid, have been calculated on the basis of daily balances for us on an unconsolidated basis. Such average balances are presented in Chilean pesos (Ch$), in Unidades de Fomento (UF) and in foreign currencies (principally U.S.$). Figures from our subsidiaries have been calculated on the basis of monthly balances. The average balances of our subsidiaries, except Santander S.A. Agente de Valores , have not been categorized by currency. As such it is not possible to calculate average balances by currency for such subsidiaries on the basis of daily, weekly or monthly balances.

The nominal interest rate has been calculated by dividing the amount of interest and principal readjustment due to changes in the UF index (gain or loss) during the period by the related average balance, both amounts expressed in constant pesos. The nominal rates calculated for each period have been converted into real rates using the following formulas:

Where:
Rp = real average rate for peso-denominated assets and liabilities (in Ch$ and UF) for the period;

Rd = real average rate for foreign currency-denominated assets and liabilities for the period;

Np = nominal average rate for peso-denominated assets and liabilities for the period;

Nd = nominal average rate for foreign currency-denominated assets and liabilities for the period;

D = devaluation rate of the Chilean peso to the U.S. dollar for the period; and

I = inflation rate in Chile for the period (based on the variation of the Chilean Consumer Price Index).

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

Contingent loans (consisting of guarantees and open and unused letters of credit) have been treated as interest-earning assets. Although the nature of the income derived from such assets is similar to a fee, Chilean banking regulations require that such income be accounted for as interest revenue. As a result of this treatment, the comparatively low rates of interest earned on these assets have a distorting effect on the average interest rate earned on total interest-earning assets.

The real rate for contingent loans has been stated as the nominal rate, since we do not have an effective funding obligation for these loans. The foreign exchange gains or losses on foreign currency-denominated assets and liabilities have not been included in interest revenue or expense. Similarly, interest on financial investments does not include trading gains or losses on these investments. Interest is not recognized during periods in which loans are past due. However, interest received on past due loans includes interest on such loans from the original maturity date.

Non-performing loans that are overdue for 90 days or less have been included in each of the various categories of loans, and therefore affect the various averages. Non-performing loans consist of loans as to which either principal or interest is overdue (i.e., non accrual loans) and restructured loans earning no interest. Non-performing loans that are overdue for 90 days or more are shown as a separate category of loans (Past due loans). Interest and/or indexation readjustments received on all non-performing U.S. dollar-denominated loans during the periods are included as interest revenue. However, all peso-denominated loans that are classified as non-performing do not accrue interest or indexation adjustments as interest revenue.

Included in interbank deposits are checking accounts maintained in the Central Bank and foreign banks. Such assets have a distorting effect on the average interest rate earned on total interest-earning assets because currently balances maintained in Chilean peso amounts do not earn interest, and the only balances held in a foreign currency that earn interest are those maintained in U.S. dollars, but those only earn interest on the amounts that are legally required to be held for liquidity purposes. Additionally, this account includes interest earned by overnight investments. Consequently, the average interest earned on such assets is comparatively low. We maintain these deposits in these accounts to comply with statutory requirements and to facilitate international business, rather than to earn income.

The monetary gain or loss on interest-earning assets and interest-bearing liabilities is not included as a component of interest revenue or interest expense because inflation effects are taken into account in the calculation of real interest rates.

The average balances for 2004 and 2005 have been reclassified for comparative purposes in line with the changes made to the financial statements for those years under the new accounting standards. See Note 2 to the Audited Consolidated Financial Statements and Item 5: Operating and Financial Review and Prospects – A. New Accounting Standards for Financial Investments and Derivatives.

The following tables show, by currency of denomination, average balances and, where applicable, interest amounts and real rates for our assets and liabilities for the years ended December 31, 2004, 2005 and 2006.

(in millions of constant Ch$ as of December 31, 2006, except for rate data)

	Year ended December 31,
	2004				2005				2006
	Average Balance	Interest Earned	Average Real Rate	Average Nominal Rate	Average Balance	Interest Earned	Average Real Rate	Average Nominal Rate	Average Balance	Interest Earned	Average Real Rate	Average Nominal Rate
	(in millions of constant Ch$ as of December 31, 2006, except for rate data)
ASSETS
Interest-earning assets
Interbank deposits
Ch$	9,303	342	1.2%	3.7%	38,646	1,676	0.7%	4.3%	22,629	1,245	3.3%	5.5%
UF	2,504	113	2.0%	4.5%	10,358	746	3.5%	7.2%	6,574	437	4.4%	6.6%
Foreign currencies	—	—	0.0%	0.0%	—	—	0.0%	0.0%	—	—	0.0%	0.0%
Subtotal	11,807	455	1.3%	3.9%	49,004	2,422	1.3%	4.9%	29,203	1,682	3.6%	5.8%
Financial investments
Ch$	509,609	13,905	0.2%	2.7%	512,289	30,076	2.2%	5.9%	668,134	44,327	4.4%	6.6%
UF	744,471	51,536	4.3%	6.9%	616,717	54,221	5.0%	8.8%	559,115	45,977	6.0%	8.2%
Foreign currencies	1,214,052	38,520	(6.0%)	3.2%	1,264,023	42,141	(8.4%)	3.3%	1,028,177	60,043	7.7%	5.8%
Subtotal	2,468,132	103,961	(1.6%)	4.2%	2,393,029	126,438	(2.6%)	5.3%	2,255,426	150,347	6.3%	6.7%
Commercial Loans
Ch$	2,752,643	355,302	10.2%	12.9%	3,096,302	431,868	10.0%	13.9%	3,706,920	573,887	13.1%	15.5%
UF	2,801,996	218,037	5.2%	7.8%	3,880,241	336,468	4.9%	8.7%	4,811,905	337,336	4.8%	7.0%
Foreign currencies	605,992	17,353	(6.3%)	2.9%	640,455	25,568	(7.8%)	4.0%	683,405	40,696	7.8%	6.0%
Subtotal	6,160,631	590,692	6.3%	9.6%	7,616,998	793,904	5.9%	10.4%	9,202,230	951,919	8.4%	10.3%
Mortgage loans
Ch$	578	36	3.7%	6.2%	529	34	2.7%	6.4%	462	37	5.8%	8.0%
UF	1,321,903	131,871	7.3%	10.0%	757,220	82,136	7.0%	10.8%	549,144	48,985	6.7%	8.9%
Foreign currencies	—	—	0.0%	0.0%	—	—	0.0%	0.0%	—	—	0.0%	0.0%
Subtotal	1,322,481	131,907	7.3%	10.0%	757,749	82,170	7.0%	10.8%	549,606	49,022	6.7%	8.9%
Contingent loans
Ch$	78,359	1,516	(0.5%)	1.9%	152,147	1,935	(2.3%)	1.3%	203,043	2,770	(0.7%)	1.4%
UF	194,459	1,848	(1.5%)	1.0%	225,195	2,189	(2.6%)	1.0%	266,867	2,858	(1.0%)	1.1%
Foreign currencies	757,019	959	(8.8%)	0.1%	514,741	981	(11.1%)	0.2%	477,629	891	2.0%	0.2%
Subtotal	1,029,837	4,323	(6.8%)	0.4%	892,083	5,105	(7.4%)	0.6%	947,539	6,519	0.5%	0.7%
Past due loans
Ch$	64,883	10,250	13.0%	15.8%	50,953	7,791	11.3%	15.3%	47,164	9,362	17.4%	19.8%
UF	88,979	—	(2.4%)	0.0%	69,709	—	(3.5%)	0.0%	46,515	—	(2.1%)	0.0%
Foreign currencies	2,571	—	(8.9%)	0.0%	1,355	—	(11.3%)	0.0%	1,571	—	1.8%	0.0%
Subtotal	156,433	10,250	3.9%	6.6%	122,017	7,791	2.6%	6.4%	95,250	9,362	7.6%	9.8%
Total interest-earning assets
Ch$	3,415,375	381,351	8.5%	11.2%	3,850,866	473,380	8.4%	12.3%	4,648,352	631,628	11.2%	13.6%
UF	5,154,312	403,405	5.2%	7.8%	5,559,440	475,760	4.8%	8.6%	6,240,120	435,593	4.8%	7.0%

	Year ended December 31,
	2004				2005				2006
	Average Balance	Interest Earned	Average Real Rate	Average Nominal Rate	Average Balance	Interest Earned	Average Real Rate	Average Nominal Rate	Average Balance	Interest Earned	Average Real Rate	Average Nominal Rate
	(in millions of constant Ch$ as of December 31, 2006, except for rate data)
ASSETS
Interest-earning assets
Foreign currencies	2,579,634	56,832	(6.9%)	2.2%	2,420,574	68,690	(8.8%)	2.8%	2,190,782	101,630	6.5%	4.6%
Subtotal	11,149,321	841,588	3.4%	7.5%	11,830,880	1,017,830	3.2%	8.6%	13,079,254	1,168,851	7.3%	8.9%

	Year ended December 31,
	2004				2005				2006
	Average Balance	Interest Earned	Average Real Rate	Average Nominal Rate	Average Balance	Interest Earned	Average Real Rate	Average Nominal Rate	Average Balance	Interest Earned	Average Real Rate	Average Nominal Rate
	(in millions of constant Ch$ as of December 31, 2006, except for rate data)
NON-INTEREST-EARNING ASSETS
Cash
Ch$	639,826	—	—	—	595,819	—	—	—	344,228	—	—	—
UF	—	—	—	—	—	—	—	—	—	—	—	—
Foreign currencies	16,294	—	—	—	14,579	—	—	—	14,203	—	—	—
Subtotal	656,120	—	—	—	610,398	—	—	—	358,431	—	—	—
Allowances for loan losses					—	—	—	—
Ch$	(176,906)	—	—	—	(171,323)	—	—	—	(154,874)	—	—	—
UF	—	—	—	—	—	—	—	—	—	—	—	—
Foreign currencies	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	(176,906)	—	—	—	(171,323)	—	—	—	(154,874)	—	—	—
Fixed assets					—	—	—	—
Ch$	221,410	—	—	—	200,636	—	—	—	227,523	—	—	—
UF	—	—	—	—	—	—	—	—	—	—	—	—
Foreign currencies	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	221,410	—	—	—	200,636	—	—	—	227,523	—	—	—
Other assets					—	—	—	—
Ch$	386,278	—	—	—	229,825	—	—	—	682,144	—	—	—
UF	21,711	—	—	—	22,111	—	—	—	28,638	—	—	—
Foreign currencies	468,342	—	—	—	1,061,525	—	—	—	496,713	—	—	—
Subtotal	876,331	—	—	—	1,313,461	—	—	—	1,207,495	—	—	—
Total non-interest earning assets	—	—	—	—	—	—	—	—
Ch$	1,070,608	—	—	—	854,957	—	—	—	1,099,021	—	—	—
UF	21,711	—	—	—	22,111	—	—	—	28,638	—	—	—
Foreign currencies	484,636	—	—	—	1,076,104	—	—	—	510,916	—	—	—
Total	1,576,955	—	—	—	1,953,172	—	—	—	1,638,575	—	—	—
TOTAL ASSETS
Ch$	4,485,983	381,351	—	—	4,705,823	473,380	—	—	5,747,373	631,628	—	—
UF	5,176,024	403,405	—	—	5,581,551	475,760	—	—	6,268,758	435,593	—	—
Foreign currencies	3,064,270	56,832	—	—	3,496,678	68,690	—	—	2,701,698	101,630	—	—
Total	12,726,276	841,588	—	—	13,784,052	1,017,830	—	—	14,717,829	1,168,851	—	—

	Year ended December 31,
	2004				2005				2006
	Average Balance	Interest Paid	Average Real Rate	Average Nominal Rate	Average Balance	Interest Paid	Average Real Rate	Average Nominal Rate	Average Balance	Interest Paid	Average Real Rate	Average Nominal Rate
	(in millions of constant Ch$ as of December 31, 2006, except for rate data)
LIABILITIES AND SHAREHOLDERS' EQUITY
Interest-bearing liabilities
Savings accounts
Ch$	162	3	(0.5%)	2.0%	430	3	(2.9%)	0.6%	595	9	(0.6%)	1.5%
UF	140,427	2,739	(0.5%)	2.0%	117,679	5,026	0.6%	4.3%	105,254	1,356	(0.8%)	1.3%
Foreign currencies	-	-	0.0%	0.0%	-	-	0.0%	0.0%	-	-	0.0%	0.0%
Subtotal	140,589	2,742	(0.5%)	2.0%	118,109	5,029	0.6%	4.3%	105,849	1,365	(0.8%)	1.3%
Time deposits
Ch$	1,904,088	52,066	0.2%	2.7%	2,183,034	95,941	0.7%	4.4%	3,367,242	207,098	3.9%	6.2%
UF	1,510,734	65,874	1.8%	4.4%	2,134,671	126,739	2.2%	5.9%	2,098,190	98,155	2.5%	4.7%
Foreign currencies	840,163	11,025	(7.7%)	1.3%	874,858	21,569	(9.1%)	2.5%	936,392	44,162	6.6%	4.7%
Subtotal	4,254,985	128,965	(0.8%)	3.0%	5,192,563	244,249	(0.3%)	4.7%	6,401,824	349,415	3.9%	5.6%
Central Bank borrowings
Ch$	18,103	393	(0.3%)	2.2%	115,670	3,748	(0.4%)	3.2%	32,879	1,737	3.1%	5.3%
UF	20,587	1,342	3.9%	6.5%	13,475	995	3.6%	7.4%	51,223	2,546	2.8%	5.0%
Foreign currencies	-	-	0.0%	0.0%	-	-	0.0%	0.0%	-	-	0.0%	0.0%
Subtotal	38,690	1,735	2.0%	4.5%	129,145	4,743	0.1%	3.7%	84,102	4,283	2.9%	5.1%
Repurchase agreements
Ch$	292,516	17,396	3.4%	5.9%	241,947	7,314	(0.6%)	3.0%	383,511	18,411	2.6%	4.8%
UF	9,864	(805)	(10.4%)	(8.2%)	193,967	10,658	1.8%	5.5%	11,364	569	2.8%	5.0%
Foreign currencies	357,043	7,023	(9.8%)	(1.0%)	91,947	8,695	(2.9%)	9.5%	151,167	7,675	6.9%	5.1%
Subtotal	659,423	23,614	4.0%	1.9%	527,861	26,667	(0.1%)	5.0%	546,042	26,655	3.8%	4.9%
Mortgage finance bonds
Ch$	-	-	0.0%	0.0%	-	-	0.0%	0.0%	-	-	0.0%	0.0%
UF	1,334,363	109,676	5.6%	8.2%	820,807	76,891	5.5%	9.4%	578,410	43,132	5.2%	7.5%
Foreign currencies	-	-	0.0%	0.0%	-	-	0.0%	0.0%	-	-	0.0%	0.0%
Subtotal	1,334,363	109,676	5.6%	8.2%	820,807	76,891	5.5%	9.4%	578,410	43,132	5.2%	7.5%
Other interest-bearing liabilities
Ch$	61,563	1,308	(0.3%)	2.1%	39,213	1,498	0.2%	3.8%	48,688	2,582	3.1%	5.3%
UF	288,527	33,359	8.9%	11.6%	206,803	32,383	11.6%	15.7%	426,469	32,710	5.4%	7.7%
Foreign currencies	1,045,820	37,680	(5.6%)	3.6%	1,584,045	68,104	(7.5%)	4.3%	1,682,794	96,455	7.6%	5.7%
Subtotal	1,395,910	72,347	(2.4%)	5.2%	1,830,061	101,985	(5.1%)	5.6%	2,157,951	131,747	7.1%	6.2%
Total interest-bearing liabilities
Ch$	2,276,432	71,166	0.6%	3.1%	2,580,294	108,504	0.6%	4.2%	3,832,915	229,837	3.8%	6.0%
UF	3,304,502	212,185	3.8%	6.4%	3,487,402	252,692	3.5%	7.2%	3,270,910	178,468	3.3%	5.5%
Foreign currencies	2,243,026	55,728	(7.0%)	2.0%	2,550,850	98,368	(7.8%)	3.9%	2,770,353	148,292	7.2%	5.4%
Total	7,823,960	339,079	(0.2%)	4.2%	8,618,546	459,564	(0.7%)	5.3%	9,874,178	556,597	4.6%	5.7%

	Year ended December 31,
	2004				2005				2006
	Average Balance	Interest Paid	Average Real Rate	Average Nominal Rate	Average Balance	Interest Paid	Average Real Rate	Average Nominal Rate	Average Balance	Interest Paid	Average Real Rate	Average Nominal Rate
	(in millions of constant Ch$ as of December 31, 2006, except for rate data)
NON-INTEREST-BEARING LIABILITIES
Non-interest-bearing demand deposits
Ch$	1,855,619	-	-	-	1,945,572	-	-	-	1,822,980	-	-	-
UF	-	-	-	-	-	-	-	-	34	-	-	-
Foreign currencies	-	-	-	-	-	-	-	-	4	-	-	-
Subtotal	1,855,619	-	-	-	1,945,572	-	-	-	1,823,018	-	-	-
Contingent obligations
Ch$	78,359	-	-	-	152,146	-	-	-	203,043	-	-	-
UF	194,460	-	-	-	225,195	-	-	-	266,867	-	-	-
Foreign currencies	758,198	-	-	-	517,052	-	-	-	479,815	-	-	-
Subtotal	1,031,017	-	-	-	894,393	-	-	-	949,725	-	-	-
Other non-interest-bearing liabilities
Ch$	948,627	-	-	-	687,565	-	-	-	605,472	-	-	-
UF	391,772	-	-	-	422,664	-	-	-	163,721	-	-	-
Foreign currencies	(363,689)	-	-	-	199,926	-	-	-	151,559	-	-	-
Subtotal	976,710	-	-	-	1,310,156	-	-	-	920,752	-	-	-
Shareholders’ equity
Ch$	1,038,970	-	-	-	1,015,385	-	-	-	1,150,156	-	-	-
UF	-	-	-	-	-	-	-	-	-	-	-	-
Foreign currencies	-	-	-	-	-	-	-	-	-	-	-	-
Subtotal	1,038,970	-	-	-	1,015,385	-	-	-	1,150,156	-	-	-
Total non-interest-bearing liabilities and shareholders’ equity
Ch$	3,921,575	-	-	-	3,800,668	-	-	-	3,781,651	-	-	-
UF	586,232	-	-	-	647,860	-	-	-	430,622	-	-	-
Foreign currencies	394,509	-	-	-	716,978	-	-	-	631,378	-	-	-
Total	4,902,316	-	-	-	5,165,506	-	-	-	4,843,651	-	-	-
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY
Ch$	6,198,007	71,166			6,380,962	108,504			7,614,566	229,837
UF	3,890,734	212,185			4,135,262	252,692			3,701,532	178,468
Foreign currencies	2,637,535	55,728			3,267,828	98,368			3,401,731	148,292
Total	12,726,276	339,079			13,784,052	459,564			14,717,829	556,597

Changes in Net Interest Revenue and Interest Expense: Volume and Rate Analysis

The following table allocates, by currency of denomination, changes in our interest revenue and interest expense between changes in the average volume of interest-earning assets and interest-bearing liabilities and changes in their respective nominal interest rates for 2006 compared to 2005 and 2005 compared to 2004. Volume and rate variances have been calculated based on movements in average balances over the period and changes in nominal interest rates on average interest-earning assets and average interest-bearing liabilities.

	Increase (Decrease) from 2004 to 2005 Due to Changes in				Increase (Decrease) from 2005 to 2006 Due to Changes in
	Volume	Rate	Rate and Volume	Net Change from 2004 to 2005	Volume	Rate	Rate and Volume	Net Change from 2005 to 2006
	(in millions of constant Ch$ as of December 31, 2006)
Interest-earning assets
Interbank deposits
Ch$	1,078	61	193	1,334	(689)	464	(192)	(431)
UF	356	67	210	633	(272)	(62)	23	(309)
Foreign currencies	-	-	-	-	-	-	-	-
Subtotal	1,434	128	403	1,967	(961)	402	(169)	(740)
Financial investments
Ch$	75	16,002	84	16,171	9,195	3,586	1,091	14,251
UF	(8,844)	13,922	(2,389)	2,685	(5,069)	(3,700)	346	(8,244)
Foreign currencies	1,174	1,942	80	3,621	(7,783)	31,601	(5,896)	17,901
Subtotal	(7,595)	31,866	(2,225)	22,477	(3,657)	31,487	(4,459)	23,908
Commercial Loans
Ch$	44,358	28,627	3,574	76,566	84,876	49,541	9,770	142,019
UF	83,904	24,938	9,596	118,431	81,055	(65,964)	(15,838)	868
Foreign currencies	834	6,848	389	8,215	1,718	12,809	859	15,128
Subtotal	129,096	60,413	13,559	203,212	167,649	(3,614)	(5,209)	158,015
Mortgage loans
Ch$	(3)	1	(0)	(2)	(4)	8	(1)	3
UF	(56,355)	11,501	(4,913)	(49,735)	(22,472)	(14,387)	3,953	(33,151)
Foreign currencies	-	-	-	-	-	-	-	-
Subtotal	(56,358)	11,502	(4,913)	(49,737)	(22,476)	(14,379)	3,952	(33,148)
Contingent loans
Ch$	1,427	(519)	(489)	419	662	152	51	835
UF	292	42	7	341	417	225	42	670
Foreign currencies	(307)	485	(155)	22	(74)	-	-	(90)
Subtotal	1,412	8	(637)	782	1,005	377	93	1,415
Past due loans
Ch$	(2,200)	(328)	71	(2,459)	(580)	2,344	(174)	1,571
UF	-	-	-	-	-	-	-	-
Foreign currencies	(0)	-	-	(0)	-	-	-	-
Total	(2,200)	(328)	71	(2,459)	(580)	2,344	(174)	1,571
Total interest-earning assets
Ch$	44,735	43,844	3,433	92,029	93,460	56,095	10,545	158,248
UF	19,353	50,470	2,511	72,355	53,659	(83,888)	(11,474)	(40,166)
Foreign currencies	1,701	9,275	314	11,858	(6,139)	44,410	(5,037)	32,939
Total	65,789	103,589	6,258	176,242	140,980	16,617	(5,966)	151,021

	Increase (Decrease) from 2004 to 2005 Due to Changes in			Net Change	Increase (Decrease) from 2005 to 2006 Due to Changes in			Net Change
	Volume	Rate	Rate and Volume	from 2004 to 2005	Volume	Rate	Rate and Volume	from 2005 to 2006
	(in millions of constant Ch$ as of December 31, 2006)
Interest-bearing liabilities
Savings accounts
Ch$	5	(2)	(3)	-	1	4	1	6
UF	(444)	3,259	(528)	2,287	(534)	(3,530)	373	(3,670)
Foreign currencies	-	-	-	-	-	-	-	-
Subtotal	(439)	3,257	(531)	2,287	(533)	(3,526)	374	(3,664)
Time deposits
Ch$	7,628	31,615	4,631	43,875	52,105	34,929	18,947	111,158
UF	27,206	23,821	9,838	60,865	(2,152)	(27,751)	474	(28,584)
Foreign currencies	455	9,690	400	10,544	1,538	19,247	1,354	22,593
Subtotal	35,289	65,126	14,869	115,284	51,491	26,425	20,775	105,167
Central Bank borrowings						-	-
Ch$	2,117	194	1,045	3,355	(2,649)	2,429	(1,739)	(2,011)
UF	(464)	179	(62)	(347)	2,793	(323)	(906)	1,551
Foreign currencies	-	-	-	-	-	-	-	-
Subtotal	1,653	373	983	3,008	144	2,106	(2,645)	(460)
Repurchase agreements
Ch$	(3,007)	(8,571)	1,482	(10,082)	(6,237)	193,075	(165,908)	11,097
UF	(15,030)	1,346	25,130	11,463	(10,043)	9,310	(8,765)	(10,089)
Foreign currencies	(1,225)	37,490	(27,835)	1,672	5,626	(4,046)	(2,606)	(1,019)
Subtotal	(19,262)	30,265	(1,223)	3,053	(10,654)	198,339	(177,279)	(11)
Mortgage finance bonds
Ch$	-	-	-	-	-	-	-	-
UF	(42,211)	15,322	(5,897)	(32,785)	(22,785)	(15,595)	4,606	(33,759)
Foreign currencies	-	-	-	-	-	-	-	-
Subtotal	(42,211)	15,322	(5,897)	(32,785)	(22,785)	(15,595)	4,606	(33,759)
Other interest-bearing liabilities
Ch$	(475)	1,043	(379)	190	360	588	142	1,084
UF	(9,449)	11,822	(3,348)	(976)	34,488	(16,544)	(17,573)	327
Foreign currencies	19,373	7,321	3,768	30,424	4,246	22,177	1,382	28,351
Subtotal	9,449	20,186	41	29,638	39,094	6,221	(16,049)	29,762
Total interest-bearing liabilities
Ch$	6,268	24,279	6,776	37,338	43,580	231,025	(148,557)	121,334
UF	(40,392)	55,749	25,133	40,507	1,767	(54,433)	(21,791)	(74,224)
Foreign currencies	18,603	54,501	(23,667)	42,640	11,410	37,378	130	49,925
Total	(15,521)	134,529	8,242	120,485	56,757	213,970	(170,218)	97,035

Interest-Earning Assets: Net Interest Margin

The following table analyzes, by currency of denomination, the levels of average interest-earning assets and net interest earned by Santander-Chile, and illustrates the comparative margins obtained, for each of the years indicated in the table.

	Year ended December 31,
	2004	2005	2006
	( in millions of constant Ch$ as of December 31, 2006, except percentages)
Total average interest-earning assets
Ch$	3,415,375	3,850,866	4,648,352
UF	5,154,312	5,559,440	6,240,120
Foreign currencies	2,579,634	2,420,574	2,190,782
Total	11,149,321	11,830,880	13,079,254
Net interest earned (1)
Ch$	310,185	364,876	401,791
UF	191,220	223,068	257,125
Foreign currencies	1,104	(29,678)	(46,662)
Total	502,509	558,266	612,254
Net interest margin (2)
Ch$	9.1%	9.5%	8.6%
UF	3.7%	4.0%	4.1%
Foreign currencies	0.0%	-1.2%	-2.1%
Total	4.5%	4.7%	4.7%
Net interest margin, excluding contingent loans (2) (3)
Ch$	9.3%	9.9%	9.0%
UF	3.9%	4.2%	4.3%
Foreign currencies	0.1%	-1.6%	-2.7%
Total	5.0%	5.1%	5.0%

(1)	Net interest earned is defined as interest revenue earned less interest expense incurred.

(2)	Net interest margin is defined as net interest earned divided by average interest-earning assets.

(3)	Pursuant to Chilean GAAP, Santander-Chile also includes contingent loans as interest-earning assets. See “—Loan Portfolio—Contingent loans.”

Return on Equity and Assets; Dividend Payout

The following table presents certain information and selected financial ratios for Santander-Chile for the years indicated:

	Year ended December 31,
	2004	2005	2006
	(in millions of constant Ch$ as of December 31, 2006, except for percentages)
Net income	210,358	244,792	285,582
Average total assets	12,726,276	13,784,052	14,717,829
Average shareholders’ equity	1,038,970	1,015,385	1,150,156
Net income as a percentage of:
Average total assets	1.65%	1.78%	1.94%
Average shareholders’ equity	20.25%	24.11%	24.83%

	Year ended December 31,
	2004	2005	2006
	(in millions of constant Ch$ as of December 31, 2006, except for percentages)
Average shareholders’ equity as a percentage of:
Average total assets	8.16%	7.37%	8.98%
Declared cash dividend	210,358	159,114	185,628
Dividend payout ratio, based on net income	100.00%	65.00%	65.00%

Loan Portfolio

The following table analyzes our loans by product type. Except where otherwise specified, all loan amounts stated below are before deduction for loan loss allowances. Total loans reflect our loan portfolio, including principal amounts of past due loans.

	As of December 31,
	2002	2003	2004	2005	2006
	(in millions of constant Ch$ as of December 31, 2006)
Commercial loans:
General commercial loans	3,175,410	2,724,428	3,335,267	3,732,589	4,048,221
Foreign trade loans	583,648	469,114	523,292	522,605	741,776
Interbank loans	4,517	155,099	138,602	198,779	151,491
Leasing contracts	462,654	468,402	531,434	677,936	764,408
Other outstanding loans	1,011,731	898,520	1,414,957	2,099,746	2,681,461
Subtotal commercial loans	5,237,960	4,715,563	5,943,552	7,231,655	8,387,357
Mortgage loans backed by mortgage bonds
Residential	980,207	973,911	613,041	422,848	329,178
Commercial	754,854	646,002	361,562	225,332	156,671
Subtotal mortgage loans	1,735,061	1,619,913	974,603	648,180	485,849
Consumer loans	776,743	842,793	1,142,729	1,421,523	1,800,507
Past due loans	182,658	184,452	138,692	108,799	92,559
Subtotal	7,932,422	7,362,721	8,199,576	9,410,157	10,766,272
Contingent loans (1)	679,634	898,999	921,446	949,177	1,022,687
Total loans (2)	8,612,056	8,261,720	9,121,022	10,359,334	11,788,959

(1)	For purposes of loan classification, contingent loans are considered as commercial loans.

(2)
All of the above categories except mortgage loans, past due loans and contingent loans are combined into “Loans” as reported in the tables set forth under “—Average Balance Sheets, Income Earned from Interest-Earning Assets and Interest Paid on Interest-Bearing Liabilities.”

The loan categories are as follows:

Commercial loans are long-term and short-term loans granted in Chilean pesos, on an adjustable or fixed rate basis, primarily to finance working capital or investments. Starting January 1, 2004, checking overdraft lines for companies are classified as commercial loans.

Foreign trade loans are fixed rate, short-term loans made in foreign currencies (principally U.S.$) to finance imports and exports.

Interbank loans are fixed rate, short-term loans to financial institutions that operate in Chile.

Leasing contracts are agreements for the financial leasing of capital equipment and other property.

Other outstanding loans mainly include mortgage loans (fixed and variable rate) that are inflation-indexed long-term loans with monthly payments of principal and interest secured by a real property mortgage. These are financed by our general borrowings. Other outstanding loans also include factoring operations. Previous to 2004, this line item also included checking account overdrafts, which since January 1, 2004 have been classified as commercial or consumer loans depending on their origin.

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

Consumer loans are loans to individuals, granted in Chilean pesos, generally on a fixed rate basis, to finance the purchase of consumer goods or to pay for services. They also include credit card balances subject to interest charges. Starting January 1, 2004, checking overdraft lines for individuals have been classified as commercial loans.

Past due loans include, with respect to any loan, the amount of principal or interest that is overdue for 90 days or more, and does not include the installments of such loan that are not overdue or that are overdue for less than 90 days, unless legal proceedings have been commenced for the entire outstanding balance according to the terms of the loan.

Contingent loans consist of guarantees granted by us in Ch$, UF and foreign currencies (principally U.S.$), as well as open and unused letters of credit. (Unlike U.S. GAAP, Chilean GAAP requires such loans to be included on a bank’s balance sheet.)

Collateral provided generally consists of mortgages on real estate, pledges of marketable securities, letters of credit or cash. The existence and amount of collateral generally vary from loan to loan.

Maturity and Interest Rate Sensitivity of Loans

The following table sets forth an analysis by type and time remaining to maturity of our loans at December 31, 2006:

	Due 1 year or less	Due after 1 year but up to 5 years	Due after 5 years	Total balance at December 31, 2006
	(in millions of constant Ch$ as of December 31, 2006)
Commercial loans	1,922,965	1,292,174	833,082	4,048,221
Consumer loans	1,067,706	721,834	10,967	1,800,507
Mortgage loans	57,317	186,524	242,008	485,849
Leasing contacts	205,712	387,303	171,393	764,408
Foreign trade loans	612,101	94,991	34,684	741,776
Interbank loans	151,491	-	-	151,491
Other outstanding loans	296,779	521,425	1,863,257	2,681,461
Past due loans	92,559	-	-	92,559
Subtotal	4,406,630	3,204,251	3,155,391	10,766,272
Contingent loans	744,194	269,154	9,339	1,022,687
Total loans	5,150,824	3,473,405	3,164,730	11,788,959

The following tables present the interest rate sensitivity of outstanding loans due after one year at December 31, 2006 (not including contingent loans). See also “Item 11: Quantitative and Qualitative Disclosures About Market Risk—Interest Rate Sensitivity.”

At December 31, 2006
(in millions of constant Ch$ as of December 31, 2006)
Variable Rate
Ch$	115
UF	1,062,737
Foreign currencies	1,772
Subtotal	1,064,624
Fixed Rate
Ch$	1,441,165
UF	3,766,811
Foreign currencies	87,042
Subtotal	5,295,018
Total	6,359,642

Loans by Economic Activity

The following table sets forth, at the dates indicated, an analysis of our loan portfolio based on the borrower’s principal economic activity. Loans to individuals for business purposes are allocated to their economic activity. The table does not reflect outstanding contingent loans.

	As of December 31,
	2005		2006
	Loan Portfolio	% of Total	Loan Portfolio	% of Total
	(in millions of constant Ch$ as of December 31, 2006, except for percentages)
Agriculture, Livestock, Agribusiness, Fishing
Agriculture and livestock	250,397	2.7	304,163	2.8
Fruit	81,264	0.9	103,080	0.9
Forestry and wood extraction	49,608	0.5	105,804	1.0
Fishing	69,962	0.7	95,145	0.9
Subtotal	451,231	4.8	608,192	5.6
Mining and Petroleum
Mining and quarries	35,195	0.4	43,168	0.4
Natural gas and crude oil extraction	29,308	0.3	33,152	0.3
Subtotal	64,503	0.7	76,320	0.7
Manufacturing
Tobacco, food and beverages	119,358	1.3	141,069	1.3
Textiles, clothing and leather goods	59,002	0.6	53,834	0.5
Wood and wood products	54,274	0.6	66,589	0.7
Paper, printing and publishing	68,436	0.7	64,607	0.6
Oil refining, carbon and rubber	102,880	1.1	111,304	1.0
Production of basic metal, non minerals, machine and equipment	123,328	1.3	130,205	1.2
Other manufacturing industries	26,104	0.3	34,892	0.3
Subtotal	553,382	5.9	602,500	5.6
Electricity, Gas and Water
Electricity, gas and water	78,220	0.8	92,360	0.9
Subtotal	78,220	0.8	92,360	0.9

	As of December 31,
	2005		2006
	Loan Portfolio	% of Total	Loan Portfolio	% of Total
	(in millions of constant Ch$ as of December 31, 2006, except for percentages)
Construction
Residential buildings	306,903	3.3	371,625	3.4
Other constructions	305,181	3.2	362,096	3.4
Subtotal	612,084	6.5	733,721	6.8
Commerce
Wholesale	308,518	3.3	378,380	3.5
Retail, restaurants and hotels	479,816	5.1	514,744	4.8
Subtotal	788,334	8.4	893,124	8.3
Transport, Storage and Communications
Transport and storage	212,928	2.3	276,227	2.6
Communications	105,001	1.1	129,789	1.2
Subtotal	317,929	3.4	406,016	3.8
Financial Services, Insurance and Real Estate
Financial insurance and companies	609,723	6.5	612,610	5.7
Real estate and other services provided to companies	369,972	3.9	328,941	3.0
Subtotal	979,695	10.4	941,551	8.7
Community, Social and Personal Services
Community, social and personal services	1,778,464	18.9	1,794,013	16.7
Subtotal	1,778,464	18.9	1,794,013	16.7
Consumer Credit	1,434,796	15.2	1,819,268	16.9
Residential mortgage loans	2,351,519	25.0	2,799,207	26.0
Total	9,410,157	100.0	10,766,272	100.0

At December 31, 2006, foreign country loans totaled Ch$390,010 million, representing 2.56% of our total assets.  No foreign country represents more than 1% of our assets.

Credit Review Process

The Risk Division, our credit analysis and risk management group, is largely independent of our Commercial Division. Risk evaluation teams interact regularly with our clients. For larger transactions, risk teams in our headquarters work directly with clients when evaluating credit risks and preparing credit applications. Various credit approval committees, all of which include Risk Division and Commercial Division personnel, must verify that the appropriate qualitative and quantitative parameters are met by each applicant. Each committee’s powers are defined by our Board of Directors.

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

Credit Approval: Retail Banking

Santander-Chile’s Risk Division for Individuals reports to the Risk Division for Individuals and small businesses, and is responsible for the risk policies for this segment. The credit evaluation process is based on an evaluation system known as Garra which is decentralized, automated and is based on a scoring system which incorporates our Credit Risk policies. The credit evaluation process is based on the gathering of information to determine a client’s financial stability, payment capacity and commercial nature. The following parameters are used to evaluate an applicant’s credit risk: (i) income, (ii) length of current employment, (iii) indebtedness, (iv) credit reports and (v) background information, which is accessed by means of internal and external databases. Operations which cannot be approved by Garra are sent to the Approval Center, a centralized area that carries out yearly analyses and renewals of credit lines and credit cards and evaluates higher risk credits.

Credit Approval: Banefe

Banefe’s Risk division is fully integrated into Santander-Chile’s Risk Department for Individuals and Micro businesses. In managing its credit risks, Banefe applies a specific set of general policies and rules which differs from the rest of Santander-Chile, due to its own market orientation. These policies and rules, as well as product specific guidelines, are developed by the Risk Division, which also defines the responsibilities of the various units and personnel participating in the credit approval process and the operating procedures for the granting of credit. Additionally, there exists a Risk Committee in which persons from the commercial area participate and where modifications to the risk policies are discussed.

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

The following table lists our committees from which credit approval is required depending on total risk exposure:

Approved By	Maximum approval in Thousands of US$
Executive Credit Committee	>20,000
Senior Credit Committee	20,000
Business Segment Committee	8,000-10,000
Large Companies	10,000
Real estate sector	10,000
Medium-sized companies	8,000
Regional Committee	5,000
Branch committee	300
Companies	300
Mortgage	120
Persons	30

The Executive Credit Committee is comprised of the Chairman of the Board, three additional Board members, the Corporate Legal Counsel, the CEO, the Manager of Global Banking, the Corporate Director of Risk and two senior members of the Credit Risk department that present the loans being reviewed. This committee reviews the loan positions reviewed by the Senior Credit Committee above US$10 million and approves those loan positions greater than US$20 million. In addition, any loan position above US$40 million must also be reviewed by Banco Santander Central Hispano’s credit committee.

The Senior Credit Committee is comprised of the CEO, the Manager of the Wholesale segment, the Manager of the Medium sized companies segment, General Counsel, the Corporate Director of Credit Risk and the Manager of Credit Admissions. The Senior Credit Committee reviews and will either approve or deny transactions in the range of US$8 million to US$20 million that have been previously approved by one of the Business Segment Committees: (i) Large Companies, (ii) Medium sized Companies and (iii) Real Estate. The Regional Committees have a maximum approval of up to US$5 million. The Regional Committees oversee the branch networks outside of Santiago. At the branch level, the maximum approval is US$300,000 for companies, US$30,000 for individuals and US$120,000 for mortgages. For the lower level committees, credit granting authority varies according to the seniority and experience of the committee members, and the values indicated represent upper limits. All committees include at least two bank officers from the commercial and credit areas.

We also have a department designated to monitor the quality of the loan portfolio on a continuous basis. The purpose of this special supervision is to maintain constant scrutiny of the portions of the portfolio that represent the greatest risk and to anticipate any deterioration. Based on this ongoing review of the loan portfolio, we believe we are able to detect problem loans and make a decision on a client’s status. This includes measures such as reducing or extinguishing a loan, or requiring better collateral from the client. The control systems require that loans be reviewed at least three times per year for those clients in the lowest category of credit watch.

The following table lists Banefe’s personnel from whom credit approval is required, depending upon total risk exposure. These attributions are granted based on specific training processes given by the Risk Division and according to the experience and professional background of the employee.

Range in US$ (Excludes mortgage loans)
Risk Division Manager	> 12,500
Assistant Risk Division Managers	6,250-12,500
Zone Manager	3,125-6,250
Branch Assistant Manager	1,550-3,125
Credit Analyst	1,170-1,550
Commercial Executive	0-1,170

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

Under the classifications effective January 1, 2004, loans are divided into: (i) consumer loans (including loans granted to individuals for the purpose of financing the purchase of consumer goods or payment of services); (ii) residential mortgage loans (including loans granted to individuals for the purchase, construction or improvement of residential real estate, in which the value of the property covers at least 100% of the amount of the loan); and (iii) commercial loans (includes all loans other than consumer loans and residential mortgage loans).

In accordance with the regulations, which became effective as of January 1, 2004, the models and methods used to classify our loan portfolio must follow the following guiding principles, which have been established by the Superintendency of Banks and approved by our Board of Directors. In 2006, these models have been improved and various changes have been introduced.  Since then, our internal provisioning models have focused on not only non-performance, we have also introduced statistical models that take into account a borrower’s credit history and indebtedness levels.  Group ratings that determine loan loss allowances based only on non-performance are being phased out and replaced by statistical scoring systems.

Allowances for large commercial loans

For large commercial loans, leasing and factoring, the Bank assigns a risk category level to each borrower and his respective loans. The Bank considers the following risk factors within the analysis: industry or sector of the borrower, owners or managers of the borrower, their financial situation, their payment capacity and payment behavior. The Bank assigns one of the following risk categories to each loan and borrower:

iv.	Classifications A1, A2 and A3, assigned to borrowers with no apparent credit risk.

v.	Classifications B, assigned to borrowers with some credit risk but no apparent deterioration of payment capacity.

vi.	Classifications C1, C2, C3, C4, D1 and D2, assigned to borrowers whose loans have deteriorated.

Before December 1, 2006, for loans classified as A1, A2, A3 and B, the Board of Directors was authorized to determine the levels of required reserves.  Effective December 1, 2006, for loans classified as A1, A2, A3 and B, the Bank assigns a specific level of risk to each borrower and, therefore, amount of loan loss allowance is determined on a case by case basis.  All commercial loans for Companies, including leasing and factoring, have since been rated using a model for evaluating and calculating provisions on an individual basis.  Since a debtor’s behavior varies over time, in order to determine the provisions, it is necessary to make a distinction between normal debtors and deteriorated debtors.

Debtor Classes

Two debtor classes have been determined based on debtors’ credit behavior in order to calculate loan loss allowance:

·	Normal Debtors: Debtors that are current on their payment obligations and show no sign of deterioration in their credit quality.

·
Deteriorated Debtors:  Debtors that present some degree of non-payment on the obligations to the Bank, including debtors 5% or more of whose loan balances with us have been non-performing for more than three months, whose loans with us have been charged off or administered by our Recovery Unit, or classified as Precontenciosos (PRECO or Deteriorated)

Definition of Expected Loan Loss = Loan Loss Allowance

The expected loss is obtained by multiplying all risk factors defined in the following equation:

EL	= PNP x EXP x SEV

EL	= Expected Loss
PNP	= Probability of Non-Performing
EXP	= Exposure
SEV	= Severity

EL = Expected Loss. The expected loss is how much could be lost in the event a debtor does not perform the obligations under the loan.

PNP = Probability of Non-performing.  This variable, expressed as a percentage, indicates the probability that a debtor will default next year. This percentage is  associated with the internal rating we give to each debtor, which is determined statistically according to the historical credit quality evolution of debtors with similar ratings.

EXP  = Exposure. This corresponds to the value of commercial loans without discounting the value of guarantees or collateral.

SEV = Severity. This is the effective loss rate for debtors in the same segment, which is determined statistically based on the historical effective losses for the Bank for each segment.

Determination of loan loss allowance  according to Borrower Class

Normal Debtors

·	The loan loss allowance for each debtor is calculated based on the Expected Loss equation (EL = PNP x EXP x SEV).

·	A risk category is assigned to each debtor based on the PNP summarized in the following table:

PNP result	Classification	Loan Loss Allowance (Pre-Dec. 2006)	Loan loss allowance as of and after Dec. 2006

External Classification> AA	A1	0%	Determined by a
PNP ≤ 0.01%	A2	0%	model on an
0.01% < PNP ≤ 0.04%	A3	0.5%	individual basis
PNP> 0.04%	B	1.0%

Deteriorated Debtors

For loans classified in Categories C1, C2, C3, C4, D1 and D2, the Bank must have the following levels of allowance:

Classification	Estimated range of loss	Allowance(1)
C1	Up to 3%	2%
C2	More than 3% up to 19%	10%
C3	More than 19% up to 29%	25%
C4	More than 29% up to 49%	40%
D1	More than 49% up to 79%	65%
D2	More than 79%	90%

(1)	Represents percentages of the required allowance to the aggregate amount of principal and accrued but unpaid interest of the loan.

Allowances for consumer and mortgage loans

The classification of consumer and mortgage loans is directly related to the aging of the installment. The following table sets forth our methodology for analyzing consumer and mortgage loans prior to 2006.

	Consumer loans overdue status		Residential mortgage loans overdue status		Allowances as a percentage of aggregate exposure (1)
Category	From	To	From	To
	(Days)		(Days)
A	—	—	—	—	—%
B	1	30	1	180	1
B-	31	60	181	>181	20
C	61	120	—	—	60
D	121	>121	—	—	90

(1)
In effect until December 31, 2005.  Represents the percentages of the required allowance to the aggregate amount of the principal and accrued but unpaid interest of loans.  As of January 1, 2006, the risk category was determined by days of non-payment.  However, the classification did not determine loan loss allowance levels.

Commencing in 2006, the Bank improved and modified the methodology for analyzing consumer and mortgage loans.  All consumer and mortgage loans are now assigned an allowance level on an individual borrower basis utilizing a more automated and sophisticated statistical model and considering borrower’s credit history, including any defaults on obligations to other creditors, as well as the overdue periods on the loans borrowed from the Bank.  Once the rating of the client is determined, the allowance for consumer and mortgage loans is calculated using a risk category and related allowance to loan ratio which is directly related to the overdue periods.  The following table sets forth the allowance to loan ratios on loans based on overdue time.

Loan type	Allowance %(1)	Overdue days
		1-30	31-60	61-120	121-180	181-360	361- 720	>720
Consumer	Profile 1	5.2%	16.5%	29.7%	90.5%	Charged-off	—	—
	Profile 2	8.8%	20.0%	48.4%	90.5%	Charged-off	—	—
	Profile 3	13.5%	24.7%	48.4%	90.5%	Charged-off	—	—

Mortgage	Profile 1	0.3%	0.5%	1.2%	2.4%	6.8%	14.1%	28.3%
	Profile 2	1.5%	1.6%	2.5%	4.4%	6.8%	14.1%	28.3%

(1)	Represents the percentage of required allowance amount to the aggregate amount of the principal and accrued but unpaid interest on the loan. These percentages may vary as the model is being improved.

Further improvements were implemented in the three month period ended March 31, 2007.  First, the Bank now differentiates between old and new clients when determining a client’s risk profile for consumer loans.  This modification did not result in any significant change in provision expense, but is expected to reduce monthly volatility of provisions and charge-offs.  Second, the Bank is in the process of implementing additional modifications, the most important of which is to lengthen the period for back-testing to determine a client’s risk profile from 12 to 24 months for consumer loans.  To determine loan loss allowance for residential mortgage loans, the Bank still uses the table shown above.

Allowances for group evaluations on small and mid-sized commercial loans

·
Allowances for group evaluations are permitted for a large number of borrowers whose individual loan amounts are relatively insignificant.  These models are intended to be used primarily to analyze commercial loans to individuals and small companies.

·	Levels of required allowance are determined by the Bank according to the estimated loss that may result from the loans, by classifying the loan portfolio using one or both of the following models:

i.
A model based on the characteristics of the borrowers and their outstanding loans.  Borrowers and their loans with similar characteristics will be placed into groups and each group will be assigned a risk level.

ii.
A model based on the performance of a group of loans.  Loans with analogous past payment histories and similar characteristics will be placed into groups and each group will be assigned a risk level.  Currently, the Bank is utilizing group analysis for determining the loan loss for certain types of loans such as lending to small and mid-sized companies and commercial loans to individuals.

Additional reserves

Banks are permitted to establish allowances above the limits described above only to cover specific risks that have been authorized by their board of directors. Voluntary reserves that cover no specific risk are no longer permitted.

Analysis of Santander-Chile’s Loan Classification

The following tables provide statistical data regarding the classification of our loans at the end of each of the last five years.

	At December 31, 2002
Category	Commercial Loans	Consumer Loans	Residential Mortgage Loans	Total Loans	Percentage of Evaluated Loans
	(in millions of constant Ch$ as of December 31, 2006, except percentages)
A	2,929,507	637,719	1,399,766	4,966,992	64.2%
B	2,309,672	88,541	102,904	2,501,117	32.3%
B-	118,081	28,280	34,030	180,391	2.3%
C	30,979	20,448	2,925	54,352	0.7%
D	26,524	13,145	2	39,671	0.5%
Total of evaluated loans	5,414,763	788,133	1,539,627	7,742,523	100.0%
Total loans	6,284,296	788,133	1,539,627	8,612,056
Percentage evaluated	86.2%	100.0%	100.0%	89.90%

	At December 31, 2003
Category	Commercial Loans	Consumer Loans	Residential Mortgage Loans	Total Loans	Percentage of Evaluated Loans
	(in millions of constant Ch$ as of December 31, 2006, except percentages)
A	3,176,211	675,259	1,344,592	5,196,062	69.7%
B	1,727,932	103,337	127,301	1,958,570	26.3%
B-	109,200	33,611	41,740	184,551	2.5%
C	30,330	26,879	2,550	59,759	0.8%
D	34,457	16,795	2	51,254	0.7%
Total of evaluated loans	5,078,130	855,881	1,516,185	7,450,196	100.0%
Total loans	5,889,654	855,881	1,516,185	8,261,720
Percentage evaluated	86.2%	100.0%	100.0%	90.2%

	At December 31, 2004
Category	Commercial Loans	Consumer Loans	Residential Mortgage Loans	Total Loans	Percentage of Evaluated Loans
	(in millions of constant Ch$ as of December 31, 2006, except percentages)
A		965,821	1,777,768	2,743,589	30.1%
A1	442,636			442,636	4.9%
A2	3,794,387			3,794,387	41.6%
A3	677,021			677,021	7.4%
B	665,011	99,236	91,615	855,862	9.4%
B-		35,022	39,319	74,341	0.8%
C		32,559	2,200	34,759	0.4%
C1	268,980			268,980	2.9%
C2	58,584			58,584	0.6%
C3	33,240			33,240	0.4%
C4	25,197			25,197	0.3%
D		20,849	1	20,850	0.2%
D1	26,724			26,724	0.3%
D2	64,852			64,852	0.7%
Total of evaluated loans	6,056,632	1,153,487	1,910,903	9,121,022	100.0%
Total loans	6,056,632	1,153,487	1,910,903	9,121,022
Percentage evaluated	100.0%	100.0%	100.0%	100.0%

	At December 31, 2005
Category	Commercial Loans	Consumer Loans	Residential Mortgage Loans	Total Loans	Percentage of Evaluated Loans
	(in millions of constant Ch$ as of December 31, 2006, except percentages)
A		1,176,550	2,198,450	3,375,000	32.6%
A1	437,692			437,692	4.2%
A2	4,201,820			4,201,820	40.6%
A3	946,197			946,197	9.1%
B	664,408	149,579	123,588	937,575	9.1%
B-		46,630	27,405	74,035	0.7%
C		36,574	1,887	38,461	0.4%
C1	189,509			189,509	1.8%
C2	40,684			40,684	0.4%
C3	20,654			20,654	0.2%
C4	14,014			14,014	0.1%
D		25,415		25,415	0.3%
D1	24,199			24,199	0.2%
D2	34,079			34,079	0.3%
Total of evaluated loans	6,573,256	1,434,748	2,351,330	10,359,334	100.0%
Total loans	6,573,256	1,434,748	2,351,330	10,359,334
Percentage evaluated	100.0%	100.0%	100.0%	100.0%

	As of December 31, 2006
Category	Commercial Loans	Consumer Loans	Residential Mortgage Loans	Total Loans	Percentage of Evaluated Loans
	(in millions of constant Ch$ as of December 31, 2006, except for percentages)
A		1,487,466	2,634,335	4,121,801	35.0%
A1
A2	5,120,492			5,120,492	43.4%
A3	1,629,798			1,629,798	13.8%
B	152,256	169,411	122,194	443,861	3.8%
B-		62,506	19,778	82,284	0.7%
C		63,471	31,848	95,319	0.8%
C1	127,526			127,526	1.1%
C2	22,094			22,094	0.2%
C3	19,100			19,100	0.2%
C4	22,601			22,601	0.2%
D		36,344	14,396	50,740	0.4%
D1	26,430			26,430	0.2%
D2	26,913			26,913	0.2%
Total of evaluated loans	7,147,210	1,819,198	2,822,551	11,788,959	100.0%
Total loans	7,147,210	1,819,198	2,822,551	11,788,959
Percentage evaluated	100.0%	100.0%	100.0%	100.0%

 Classification of Loan Portfolio Based on the Borrower’s Payment Performance

Accrued interest and UF indexation adjustments from overdue loans are recognized only when, and to the extent, received. Non performing loans include loans as to which either principal or interest is overdue, and which do not accrue interest. Restructured loans as to which payments are not overdue are not ordinarily classified as non performing loans. Past due loans include, with respect to any loan, only the portion of principal or interest that is overdue for 90 or more days, and do not include the installments of such loan that are not overdue or that are overdue for less than 90 days, unless legal proceedings have been commenced for the entire outstanding balance according to the terms of the loan, in which case the entire loan is considered past due within 90 days of the beginning of such proceedings. This practice differs from that normally followed in the United States, where the amount classified as past due would include the entire amount of principal and interest on any and all loans which have any portion overdue.

According to the regulations established by the Superintendency of Banks, we are required to write off commercial loans not later than 24 months after being classified as past due, if unsecured, and if secured, not later than 36 months after being classified as past due. When an installment of a past due commercial loan (either secured or unsecured) is written off, we must write off all installments which are overdue, notwithstanding our right to write off the entire amount of the loan. Once any amount of a loan is written off, each subsequent installment must be written off as it becomes overdue, notwithstanding our right to write off the entire amount of the loan. In the case of past due consumer loans, a similar practice applies, except that after the first installment becomes past due for six-months, we must write off the entire remaining part of the loan. We may write off any loan (commercial or consumer) before the first installment becomes overdue only in accordance with special procedures established by the Superintendency of Banks. In certain circumstances we must write off an overdue loan (commercial or consumer) sooner than the terms set forth above. Loans are written off against the loan loss allowance to the extent of any required allowances for such loans; the remainder of such loans is written off against income.

In general, legal collection proceedings are commenced with respect to consumer loans once they are overdue for 90 days and, with respect to mortgage loans, once they are past due for 120 days. Legal collection proceedings are always commenced within one year of such loans becoming past due, unless the bank determines that the size of the past due amount does not warrant such proceedings. In addition, the majority of our commercial loans are short–term, with single payments at maturity. Past due loans are required to be covered by individual loan loss allowance equivalent to 100.0% of any unsecured portion thereof. See “—Loan Loss Allowances.”

The following table sets forth as of December 31 of each of the last five years the amounts that are current as to payments of principal and interest and the amounts overdue:

Total Loans

The following table sets forth a loan aging schedule at the end of each of the last five years.

	At December 31,
	2002	2003	2004	2005	2006
	(in millions of constant Ch$ as of December 31, 2006, except percentages)
Current	8,340,170	8,014,989	8,935,845	10,191,728	11,637,090
Overdue for 1-29 days	46,706	40,419	31,077	38,353	39,150
Overdue for 30-89 days	42,522	21,860	15,408	20,454	20,160
Overdue for 90 days or more (“past due”)	182,658	184,452	138,692	108,799	92,559
Total loans	8,612,056	8,261,720	9,121,022	10,359,334	11,788,959
Overdue loans expressed as a percentage of total loans	3.2%	3.0%	2.0%	1.6%	1.3%
Past due loans as a percentage of total loans	2.1%	2.2%	1.5%	1.1%	0.8%

We suspend the accrual of interest and readjustments on all overdue loans. The amount of interest that would have been recorded on overdue loans if they had been accruing interest was Ch$5,163 million, Ch$6,012 million and Ch$5,087 million for the years ended December 31, 2004, 2005 and 2006, respectively. Accrued interest and UF indexation adjustments from overdue loans are recognized only when, and to the extent, received.

Loans included in the previous table which have been restructured and that bear no interest are as follows:

	At December 31,
	2002	2003	2004	2005	2006
	(in millions of constant Ch$ as of December 31, 2006)
Ch$	9,418	15,258	19,408	1,556	1,590
Foreign currency	783	4,914	9,990	1,624	27,471
UF	3,462	3,137	4,567	7,617	2,571
Total	13,663	23,309	33,965	10,797	31,632

The amount of interest that would have been recorded on these loans for the years ended December 31, 2004, 2005 and 2006 if these loans had been earning a market interest rate was Ch$3,102 million, Ch$410 million and Ch$2,075 million, respectively.

Loan Loss Allowances

The following table sets forth our balance of loan loss allowances, the minimum allowances to be established by us in accordance with the regulations of the Superintendency of Banks and our total loan loss allowances expressed as a percentage of total loans. Amounts at December 31, 2002 and 2003 were determined under the regulations then in effect, and amounts at December 31, 2004, 2005 and 2006 were determined under the current rules.

	At December 31,
	2002	2003	2004	2005	2006
	(in millions of constant Ch$ as of December 31, 2006, except percentages)
Allowance based on the requirements of the Superintendency of Banks	144,683	155,320	183,366	151,000	174,064
Allowance based on 0.75%	64,591	61,963	-	-	-
Individual, global and additional loan loss allowances	169,674	182,039	183,366	151,000	174,064
Minimum allowance required	169,674	182,039	183,366	151,000	174,064
Voluntary allowance	13,863	387	-	-	-
Total loan loss allowances	183,537	182,426	183,366	151,000	174,064
Total loan allowances as a percentage of total loans	2.1%	2.2%	2.0%	1.5%	1.5%

Analysis of Substandard Loans and Amounts Past Due

The following table analyzes our substandard loans (i.e., all of the loans included in categories B-, C and D) and past due loans and the allowances for loan losses existing at the dates indicated. Substandard loans in the old rating system included all loans rated B- or worse. In the current loan rating system, substandard loans include all consumer loans and mortgage loans rated B- or worse and all commercial loans rated C2 or worse. Therefore, the figure for substandard loans in 2002 and 2003 are not comparable to the figures in the following years.

	At December 31,
	2002	2003	2004	2005	2006
	(in millions of constant Ch$ as of December 31, 2006, except percentages)
Total loans	8,612,056	8,261,720	9,121,022	10,359,334	11,788,959
Substandard loans (1)	274,413	295,563	338,547	271,541	345,481
Substandard loans as a percentage of total loans	3.19%	3.58%	3.71%	2.62	2.93%

Amounts past due(2)	182,658	184,452	138,692	108,799	92,559
To the extent secured(3)	68,820	63,082	45,254	44,664	43,694
To the extent unsecured	113,838	121,370	93,438	64,135	48,865

Amounts past due as a percentage of total loans	2.12%	2.23%	1.52%	1.05%	0.79%
To the extent secured(3)	0.80%	0.76%	0.50%	0.43%	0.37%
To the extent unsecured	1.32%	1.47%	1.02%	0.62%	0.41%

Loans loss allowances as a percentage of:
Total loans	2.13%	2.21%	2.01%	1.46%	1.48%
Total loans excluding contingent loans	2.31%	2.48%	2.24%	1.60%	1.62%
Total amounts past due	100.48%	98.90%	132.21%	138.79%	188.06%
Total amounts past due-unsecured	161.23%	150.31%	196.24%	235.44%	356.21%

(1)
Substandard loans in the old rating system included all loans rated B- or worse. In the new loan rating system, substandard loans include all consumer and mortgage loans rated B- or worse and all commercial loans rated C2 or worse. Therefore, the December 31, 2002 and 2003 numbers are not entirely comparable to the numbers at the year-end of 2004, 2005 and 2006.

(2)	Represents only the past due amounts. In accordance with Chilean regulations, past due loans are those that are overdue for 90 days or more as to any payments of principal or interest.

(3)	Security generally consists of mortgages on real estate, pledges of marketable securities, letters of credit or cash.

Analysis of Loan Loss Allowances

The following table analyzes our loan loss allowances and changes in the allowances attributable to write-offs, provisions, allowances released, allowances on loans acquired and the effect of price-level restatement on loan loss allowances. Chilean GAAP requires that the loan loss allowance be debited the full amount of all charge-offs (irrespective of whether the charged-off loan was fully provisioned) and simultaneously credited the same amount through the taking of a new provision. The net effect of these two entries, which are included in the table below under “charge-offs” and “allowances established,” respectively, is to leave the loan loss allowance unchanged following the charge-off of a loan. Subsequently, at the end of each calendar month, loan loss allowances are released to the extent not needed. Such releases, which are included in the table below under “allowances released,” therefore include any amounts relating to provisions originally made in respect of loans that have been charged off.

	For the Year Ended December 31,
	2002	2003	2004	2005	2006
	(in millions of constant Ch$ as of December 31, 2006, except percentages)
Loan loss allowances at beginning of the year	106,478	183,537	182,426	183,366	151,000
Increase in loan allowance due to the Merger	73,524
Release of allowances upon charge-offs (1)	(88,170)	(108,690)	(126,394)	(139,632)	(143,475)
Allowances established (2)	112,171	135,785	153,406	164,697	206,087
Allowances released(3)	(15,291)	(26,475)	(21,280)	(51,024)	(36,414)
Price-level restatement(4)	(5,175)	(1,731)	(4,792)	(6,407)	(3,134)
Loan loss allowances at end of year	183,537	182,426	183,366	151,000	174,064
Ratio of charge-offs to total loans	1.0%	1.3%	1.4%	1.3%	1.2%
Loan loss allowances at end of period as a percentage of total loans	2.1%	2.2%	2.0%	1.5%	1.5%

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

(3)
Represents the amount of loan loss allowances released during the year as a consequence of reduction in the level of risk existing in the loan portfolio, including as a result of improvement in the credit risk classification of borrowers and the charge-off of loans.

(4)	Reflects the effect of inflation on the allowances for loan losses at the beginning of each period, adjusted to constant pesos of December 31, 2006.

The following table shows charge-offs by Santander-Chile by type of loans:

	For the Year Ended December 31,
	2002	2003	2004	2005	2006
	(in millions of constant Ch$ as of December 31, 2006)
Consumer loans	39,614	61,927	86,703	68,144	102,246
Residential Mortgage loans	2,541	4,869	4,149	7,314	5,789
Commercial loans	46,015	41,894	35,542	64,174	35,440
Total	88,170	108,690	126,394	139,632	143,475

The following table shows recoveries by Santander-Chile by type of loans:

	For the Year Ended December 31,
	2002	2003	2004	2005	2006
	(in millions of constant Ch$ as of December 31, 2006)
Commercial loans	10,940	16,292	22,157	15,836	15,330
Consumer loans	15,087	18,972	26,321	28,865	29,000
Residential mortgage loans	1,416	1,503	2,294	2,378	2,737
Loans reacquired from the Central Bank	72	17	-	-	-
Total	27,515	36,784	50,772	47,079	47,067

Based on information available regarding our borrowers, we believe that our loan loss allowances are sufficient to cover known potential losses and losses inherent in a loan portfolio of the size and nature of our loan portfolio.

Allocation of the Loan Loss Allowances

The following tables set forth, at December 31 of each of the last five years, the proportions of our required minimum loan loss allowances that were attributable to our commercial, consumer and residential mortgage loans, and the amount of voluntary allowances (which are not allocated to any particular category) at each such date.

	At December 31, 2002				At December 31, 2003
	Allowance amount(1)	Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Allowance amount as a percentage of total allocated allowances(2)	Allowance amount(1)	Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Allowance amount as a percentage of total allocated allowances(2)
	(in millions of constant Ch$ as of December 31, 2006, except percentages)				(in millions of constant Ch$ as of December 31, 2006, except percentages)
Commercial loans	115,230	1.83%	1.34%	73.0%	116,286	1.97%	1.41%	66.42%
Consumer loans	40,240	5.11%	0.47%	9.2%	47,621	5.56%	0.57%	27.21%
Residential mortgage loans	10,469	0.68%	0.12%	17.8%	11,159	0.74%	0.14%	6.37%
Total allocated allowances	165,966	1.93%	1.93%	100.0%	175,066	2.12%	2.12%	100.0%
Leasing	3,707	0.05%	0.04%		6,973	0.08%	0.08%
Voluntary allowances	13,864	0.15%	0.16%		387	0.01%	0.01%
Total allowances	183,537	2.13%	2.13%		182,426	2.21%	2.21%

	At December 31, 2004				At December 31, 2005
	Allowance amount(1)	Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Allowance amount as a percentage of total allocated allowances(2)	Allowance amount(1)	Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Allowance amount as a percentage of total allocated allowances(2)
	(in millions of constant Ch$ as of December 31, 2006, except percentages)				(in millions of constant Ch$ as of December 31, 2006, except percentages)
Commercial loans	109,167	1.80%	1.20%	62.73%	71,134	1.08%	0.69%	49.73%
Consumer loans	54,761	4.75%	0.60%	31.47%	64,060	4.46%	0.62%	44.78%
Residential mortgage loans	10,102	0.53%	0.11%	5.80%	7,847	0.33%	0.07%	5.49%
Total allocated allowances	174,030	1.91%	1.91%	100.0%	143,041	1.38%	1.38%	100.0%
Leasing	9,336	0.10%	0.10%		7,959	0.08%	0.08%
Voluntary allowances
Total allowances	183,366	2.01%	2.01%		151,000	1.46%	1.46%

	At December 31, 2006
	Allowance amount(1)	Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Allowance amount as a percentage of total allocated allowances(2)
	(in millions of constant Ch$ as of December 31, 2006, except percentages)
Commercial loans	62,541	0.88	0.53%	37.32%
Consumer loans	98,253	5.40	0.83%	58.63%
Residential mortgage loans	6,789	0.24%	0.06%	4.05%
Total allocated allowances	167,583	1.42%	1.42%	100.0%
Leasing	6,481	0.06%	0.06%
Voluntary allowances
Total allowances	174,064	1.48%	1.48%

(1)	In millions of constant Chilean pesos as of December 31, 2006.

(2)	Based on our loan classification, as required by the Superintendency of Banks for the purpose of determining the loan loss allowance.

E. Research and Development, Patents and Licenses, etc.

We do not currently conduct any significant research and development activities.

F. Trend Information

As of the date of filing this Annual Report, we are unaware of any trend, uncertainty, demands, commitments or events that would have a material effect on the company’s net revenues, profitability, liquidity or capital resources that has not been discussed above or that would cause reported financial information to not necessarily be indicative of future operating results or financial conditions.  For the three month period ended March 31, 2007, our net income totaled Ch$72,189 million, an increase of 9.1% in real terms compared to the same period in 2006.  Net interest income increased by 20.6% and fee income increased by 14.6% compared to the same period in 2006.  Provision expense rose by 38.9% for the three month period ended March 31, 2007 compared to the same period in 2006.  Operating expenses increased by 7.5% compared to the same period in 2006.  The efficiency ratio reached 37.9% at March 31, 2007 compared to 38.3% at March 31, 2006.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Directors

We are managed by our Board of Directors, which, in accordance with our by-laws, consists of 11 directors and two alternates who are elected at annual ordinary shareholders’ meetings. The current members of the board of directors were elected by the shareholders in the ordinary shareholders’ meeting held on April 19, 2005. Members of the board of directors are elected for three-year terms. The term of each of the current board members expires on April of 2008. Cumulative voting is permitted for the election of directors. The board of directors may appoint replacements to fill any vacancies that occur during periods between elections. If any member of the board of directors resigns before his or her term has ended, and no other alternate director is available to take the position at the next annual ordinary shareholders’ meeting, a new replacing member will be elected. In January 2006, Juan Colombo resigned and on April 25, 2006 Claudia Bobadilla was elected by shareholders to the Board. On April 24, 2007, Juan Manuel Hoyos Martínez de Irujo was elected to the Board, replacing Juan Andrés Fontaine who resigned in March 2007. Our executive officers are appointed by the Board of Directors and hold office at its discretion. Scheduled meetings of the board of directors are held monthly. Extraordinary meetings can be held when called in one of three ways: by the Chairman of the board of directors, by three directors with the consent of the Chairman of the board of directors or by the majority of directors. None of the members of our Board of Directors has a service contract which entitles any Director to any benefits upon termination of employment with Santander-Chile.

Our current directors are as follows:

Directors	Position	Committees	Term Expires
Mauricio Larraín Garcés	Chairman and Director	Asset and Liability Committee Executive Credit Committee Marketing and Communications Committee	April 2008
Marcial Portela Alvarez	First Vice Chairman and Director	—	April 2008
Benigno Rodríguez Rodríguez	Second Vice Chairman and Director	Audit Committee	April 2008
Víctor Arbulú Crousillat	Director	Audit Committee	April 2008
Marco Colodro Hadjes	Director	Executive Credit Committee	April 2008
Lucía Santa Cruz Sutil	Director	—	April 2008
Juan Manuel Hoyos Martínez de Irujo	Director	—	April 2008

Directors	Position	Committees	Term Expires
Juan Andrés Fontaine Talavera(1)	Director	Asset and Liability Committee	March 2007
Roberto Méndez Torres	Director	Executive Credit Committee Marketing and Communications Committee	April 2008
Carlos Olivos Marchant	Director	Audit Committee Executive Credit Committee	April 2008
Roberto Zahler Mayanz	Director	Asset and Liability Committee	April 2008
Claudia Bobadilla Ferrer	Director	—	April 2008
Raimundo Monge Zegers	Alternate Director	—	April 2008
Jesús Zabalza Lotina	Alternate Director	—	April 2008

(1) Resigned in March 2007.

Mauricio Larraín Garcés is our Chairman. He is a member of the Asset and Liability Committee, the Executive Credit Committee and the Marketing and Communication Committee. He is the former Executive Vice Chairman of the Board of Directors of Old Santander-Chile. He is also director of Santander Chile Holding S.A. and Universia Chile S.A. He is a director of the Asociación de Bancos e Instituciones Financieras de Chile.  Mr. Larraín began working at Santander-Chile in 1989. Previous to that he was Intendente of the Superintendency of Banks, Manager of External Debt at the Banco Central de Chile and a Senior Finance Specialist at the World Bank in Washington. He holds degrees in Economics (Candidate) and in Law from Universidad Católica de Chile and from Harvard University.

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

Benigno Rodríguez Rodríguez became a Director on March 19, 1996. He is a member of the Audit Committee. He served as Vice Chairman of the Board of Santiago from April 17, 2002 through the date the merger was consummated. Before that he served as Santiago’s Director of Management Information Systems. He is a director of Santander Chile Holding S.A., Aurum S.A., Altec Chile, Teatinos Siglo XXI, Santander Holding Perú and Segovía XXI España. Mr. Rodriguez holds a degree in Economics from the Universidad Complutense of Madrid.

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

Juan Manuel Hoyos Martínez de Irujo was the Managing Director of McKinsey & Company in Spain between 1997 and 2004. He was also President of the Client Committee of this company’s Board. Currently, he is in charge of partner development worldwide and is still part of the Board of the firm.  His consulting career has been focused in the areas of strategy and organization of corporations, especially in the telecommunications, banking and metallurgy sectors. He has worked with companies in Spain, USA, Latin America, United Kingdom, Portugal and Africa. He is an Economist from the Universidad Complutense de Madrid and he has an MBA in Finance and Accounting from Columbia University. He began his career in 1978 at Mckinsey, he was named partner in 1984 and Director in 1991.

Juan Andrés Fontaine Talavera became a Director on February 26, 1998 and resigned as Director in March 2007. He was a member of the Asset and Liability Committee. He is a senior partner at Juan Andrés Fontaine y Asociados, an economic consulting firm in Chile, a board member of several companies and a professor at the Catholic University in Chile.

Roberto Méndez Torres is a former member of the Board of Old Santander-Chile, to which he was appointed in 1996. He is a member of the Executive Credit Committee and the Marketing and Communication Committee. He is also Director of AFP Bansander S.A. and Director of Universia S.A.  He is a professor of Economics at Universidad Católica de Chile. Mr. Mendez also sits on the Consejo Consultor del Rector de la Universidad Católica de Chile. He has been Advisor to Grupo Santander-Chile since 1989. Mr. Méndez is President and Director of Adimark Chile. He graduated with a degree in Business from Universidad Católica de Chile, and holds an MBA and a Ph.D. from the Graduate School of Business at Stanford University.

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

Roberto Zahler Mayanz became a Director on August 31, 1999. He is a member of the Asset and Liability Committee. Currently, he is President of Zahler & Co, a consulting firm. He is also director of Air Liquide-Chile and member of the CLAAF or the Latin American Committee for Financial Affairs. He was also President of the Board of Siemens Chile and the Advisory Board of Deutsche Bank Americas Bond Fund. He was also a visiting professor at the IMF’s Research Department and a member of the Quota Formula Review Committee of the International Monetary Fund. Between 1991 and 1996 he was President of the Central Bank of Chile and Vice-President from 1989-1991. He also serves as a consultant for the World Bank, the IDB, the IMF and the International Bank of Settlements. Mr. Zahler has also provided technical assistance to various Central Banks and Finance Ministries in most countries of Latin America, Indonesia, Kosovo and Thailand. Mr. Zahler holds a degree in Business Administration from the Universidad de Chile and a Masters in Economics from the University of Chicago.

Claudia Bobadilla Ferrer was elected to the Board in April 2006. She is CEO of Fundación País Digital, a member of the Executive Committee of Innovation and Technology of ICARE, council member of Endeavor Chile and Executive Director of the Chile-Japón Siglo XXI Committee. She was also founder and President of Comunidad Mujer, an organization dedicated to increasing women’s participation in the workforce. She was previously Director of Legal Affairs at Terra Networks Chile S.A. Between 2003 and 2005 she was an external consultant to companies in matters regarding work and family and was a manager of an alliance between the private sector and the Ministry of Education regarding quality certification of nursery schools and day care centers. She is a lawyer from the Universidad Diego Portales.

Raimundo Monge Zegers became an Alternate Director on April 29, 2003. He is Corporate Director of Strategic Planning for Grupo Santander-Chile and is CEO of Santander-Chile Holding S.A. and Santander Inversiones Ltda. He is also President of Santander S.A. Sociedad Securitizadora and Santander Factoring S.A. He is a director of Santander Multimedios S.A., Soince S.A., AFP Bansander S.A., Santiago Leasing S.A., Teatinos Siglo XXI S.A. and Bansa Santander S.A.. Mr. Monge has a degree in business from the Universidad Católica de Chile and a MBA from the University of California, Los Angeles.

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

Senior Management

Our senior managers are as follows:

Senior Manager	Position	Date Appointed
Oscar von Chrismar	Chief Executive Officer	August 1, 2003
José Alberto García Matanza	Corporate Director of Credit Risk	January 1, 2005
Guillermo Sabater	Corporate Financial Controller	July 1, 2006
Ramón Sanchez	Corporate Director of Internal Audit	January 1, 2004
José Manuel Manzano	Corporate Director of Human Resources	October 31, 2002
Andres Roccatagliata	Manager, Retail Banking	October 31, 2002
Fernando Massú	Manager, Global Banking	October 6, 2005
Alejandro Cuevas	Manager, Banefe Consumer Division	July 18, 2002
Andrés Heusser	Manager, Middle-market Banking	October 1, 2004
Roberto Jara	Chief Accounting Officer	July 18, 2002
Juan Fernández	Manager, Administration and Operations	July 18, 2002
Gonzalo Romero	General Counsel	July 18, 2002

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

Guillermo Sabater is the Corporate Financial Controller of Santander-Chile, and is in charge of the Accounting and Financial Control Departments. He has held this position since July 2006. Previously, Mr. Sabater was responsible for Risk and Management Control at Santander Consumer (the European Consumer Finance Division of Santander Group) at the Madrid headquarters and Internal Audit Manager of the Group. Mr. Sabater has an Economics and Business Administration degree from C.U.N.E.F. (Universidad Complutense of Madrid).

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

Andrés Heusser is our Middle Banking Manager. He has held the same position in the Old Santander-Chile since 1990, when he joined the Santander Group. Mr. Heusser is also a director of Santiago Leasing S.A. and Santander Factoring S.A. Mr. Heusser holds a degree in business from the Universidad de Santiago and an MBA from the Universidad Adolfo Ibáñez.

Roberto Jara is our Chief Accounting Officer. He is the former Chief Accounting Officer at Old Santander-Chile, a position he held from March 1998 until August 2002, when the merger with Santiago was consummated. He joined Old Santander-Chile in 1978 and held several positions there, such as Sub-Manager of Budget and Costs and Chief of IT Projects. Mr. Jara is a CPA and holds a degree in Tax Management from Universidad Adolfo Ibañez.

Juan Fernández is our manager of Administration and Operations. He is the former Manager of Administration and Cost Control of Old Santander-Chile, a position he held from April 1999 until August 2002, when the merger with Santiago was consummated. Mr. Fernández is also Director of Santander Chile Holding S.A., Santander S.A. Sociedad Securitizadora, Santander Factoring S.A., Altec S.A., Bansa Santander S.A., Multinegocios S.A. and Procura Digital Chile S.A. Previously Mr. Fernández served as Manager for Accounting and Administration of Old Santander-Chile since January 1993.  Prior to that, Mr. Fernández  held positions at Banchile Agencia de Valores y Subsidiarias, and at JPMorgan in Santiago and Madrid.

Gonzalo Romero is our General Counsel, a position he has held since July 18, 2002. He is also a director of Santander Santiago S.A. Sociedad Securitizadora. Mr. Romero, a lawyer, joined Old Santander-Chile in February 1997 as General Counsel.  He was the General Manager of Banco Concepción from 1991 to 1996 and the General Counsel of Banco Concepción from 1986 to 1990. He has a Degree in Law from the Universidad de Chile.

B.   Compensation

For the year ended December 31, 2006, the aggregate amount of compensation paid by us to all of our directors was Ch$489,3 million, including attendance fees and monthly stipends. For the year ended December 31, 2006, the aggregate amount of compensation paid by us to all of our executive officers and our management members was Ch$28,307 million (US$52.9 million). At our annual shareholder meeting held on April 25, 2007, shareholders approved a monthly stipend per director of UF 209 (US$7,171). This amount will be increased by UF 25 per month (US$858) if a Board member is named to one or more committees of the Board.  In addition, we pay certain directors professional service fees for the consulting services they rendered to us in their fields of expertise. For the year ended December 31, 2006, payments to our directors for consulting fees totaled Ch$410 million (US$767,000).

We do not pay any contingent or deferred compensation and there is no stock option or profit-sharing plan for our administrative, supervisory or management personal. Furthermore, nothing was set aside or accrued by us to provide pension, retirement or similar benefits for our directors and executive officers.

We pay bonuses to our administrative, supervisory and management personnel based on pre-defined goals (mainly commercial but also including items such as customer satisfaction) and our overall performance in the year. These bonuses are provisioned for monthly, according to the degree of accomplishment of our budget. We also give bonuses throughout the year to commercial teams for performance in other commercial contests. None of the members of our Board of Directors has a service contract which would entitle any director to any benefits upon termination of employment with Santander-Chile. Santander-Chile currently does not have any profit-sharing arrangements with its employees. There is no system for the granting of options or securities of Santander - Chile to employees. In January 2007, the management of Banco Santander Central Hispano announced an intention to grant each active employee working for Banco Santander Central Hispano or an entity controlled by Banco Santander Central Hispano as of June 2007 a one-time gift of 100 shares in Banco Santander Central Hispano to celebrate its 150th anniversary.

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

Please note that because more than 50% of our voting power is held by another company, Banco Santander Central Hispano, S.A., we would be permitted to elect certain exemptions under NYSE corporate governance standards. Specifically, as a U.S. company, we could elect to be exempted from the requirements (i) that we have a majority of independent directors (as defined by the NYSE), (ii) that we have a nominating/ corporate governance committee meeting certain conditions, and (iii) that we have a compensation committee meeting certain requirements. Because we would not be required to follow these standards if we were a U.S. company, we do not discuss the differences, if any, between these provisions and our own corporate governance procedures in the table below.

The table below summarizes the significant differences between our corporate governance standards and those required by the NYSE for listed U.S. companies.

NYSE Listed Company Requirement	Santander-Chile Corporate Governance Standard
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
Shareholders’ vote is not required for any equity-compensation plans other than those for the directors. Our compensation policies currently do not provide for equity compensation, therefore do not trigger shareholders’ vote.

Listed companies must adopt and disclose corporate governance guidelines.	We follow the corporate governance guidelines established under Chilean laws, a summary of which is included in this 20-F.

Listed companies must adopt and disclose a code of business conduct and ethics for directors and employees, and promptly disclose any waivers of the code for directors or executive officers.	We have a code of business ethics and conduct which must be signed by all employees and are included as exhibits to this 20-F.

Summary of Corporate Governance Standards

Santander-Chile has adopted diverse measures to promote good corporate governance. Among the measures adopted are:

·	Board of Directors mainly composed of professionals not related to Banco Santander Central Hispano, our parent company.

·	Active participation of directors in main committees of the Bank.

·	All personnel must subscribe to a code of ethics and good conduct. Those who interact directly with the capital markets must also subscribe to an additional code of conduct.

·
Segregation of functions in order to assure adequate management of risks. Commercial functions separated from back office functions. Risk management functions independent of commercial functions. Main credit decisions taken in committees.

·	Internal Auditing functions clearly independent from the administrative functions.

·	The Bank also has an Internal Compliance Division that oversees the fulfillment of the Bank’s codes of conduct.

Santander-Chile has a commitment to transparency. This includes:

·	Equal treatment for all shareholders. One share = one vote.

·	Monthly publication of the Bank’s results by the Superintendency of Banks.

·	Quarterly report of a detailed analysis of Bank results published by us about 30 days after the close of each interim quarter and 40 days after close of the full year.

·	Quarterly conference call open to the public.

·	All information relevant to the public available immediately on the web page www.santandersantiago.cl.

·	Ample and periodic coverage of Bank by international and local stock analysts.

·	The Bank has five credit risk ratings by five independent rating agencies, local and international.

Audit Committee

Board member	Position in Committee
Carlos Olivos	Chairman
Benigno Rodríquez. R.	Vice Chairman
Víctor Arbulú. C.	Member

The Audit Committee (Comité de Directores y Auditoría) is comprised of three members of the board of directors.  The General Secretary is the Committee Secretary.  The Chief Executive Officer, General Auditor and other persons from the Bank can be invited to the meetings if necessary and presents on specific matters. This Committee’s primary responsibility is to support the board of directors in the continuous improvement of our system of internal controls, which includes reviewing the work of both the external auditors and the Internal Audit Department. The committee is also responsible for analyzing observations made by regulatory entities of the Chilean financial system about us and for recommending measures to be taken by our management in response. This committee also performs functions of a remuneration committee as established in Chilean Law, and reviews annually the salary and bonus programs for the executive officers of the Bank.  The external auditors are recommended by this committee to our board of directors and appointed by our shareholders at the annual shareholders’ meeting.

Additionally, this committee is responsible for:

·	Presenting to the board of directors a list of candidates for the selection of an external auditor.

·	Presenting to the board or directors a list of candidates for the selection of rating agencies.

·	Overseeing and analyzing the results of the external audit and the internal reviews.

·	Coordinating the activities of internal auditing with the external auditors’ review.

·	Analyzing the interim and year-end financial statements and reporting the results to the board of directors.

·	Analyzing the external auditors’ reports and their content, procedures and scope.

·	Analyzing the rating agencies’ reports and their content, procedures and scope.

·	Obtaining information regard the effectiveness and reliability of the internal control systems and procedures.

·	Analyzing the information systems performance, its sufficiency, reliability and use in connection with decision-making processes.

·	Obtaining information regarding compliance with the company’s policies regarding the due observance of laws, regulations and internal rules to which the company is subject.

·	Obtaining information and resolve conflict of interest matters and investigating suspicious and fraudulent activities.

·	Analyzing the reports of the inspection visits, instructions and presentations of the Superintendency of Banks.

·	Obtaining information, analyzing and verifying the company’s compliance with the annual audit program prepared by the Internal Audit Department.

·	Informing the board of directors of accounting changes and their effects.

·	Examining on an annual basis the compensation plans of high level executives and managers.

Asset and Liability Committee

Board member	Position in Committee
Mauricio Larraín	Chairman
Roberto Zahler	Member
Juan Andrés Fontaine	Member

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

The composition of the Asset and Liabilities Committee includes the Chairman of the Board, two additional members of the Board, the Chief Executive Officer, the Manager of the Finance Division, the Manager of Market Risk, the Financial Controller and other senior members of management. Senior members of Santander-Chile’s Finance Division meet monthly on a formal basis with the Asset and Liabilities Management Committee and outside consultants.

Executive Credit Committee

Board member	Position in Committee
Mauricio Larraín	Chairman
Carlos Olivos	Member
Roberto Méndez	Member
Marco Colodro	Member

The Executive Credit Committee is comprised of the Chairman of the Board, three additional Board members, the Corporate Legal Counsel, the CEO, the Manager of Global Banking, the Corporate Director of Risk, the Manager of Corporate Banking, the Manager of Middle Market and two senior members of the Credit Risk department that present the loans being reviewed for approval. This committee confirms the loan positions reviewed by the Senior Credit Committee, with approval rights up to the maximum exposure permitted by the General Banking Law.

Marketing and Communications Committee

Board member	Position in Committee
Mauricio Larraín	Chairman
Roberto Méndez	Member

The Marketing and Communications Committee is comprised of the Chairman of the Board and an additional Board member, the CEO, the Manager of Retail Banking, the Manager of Banefe, the Manager of Human Resources, the Manager of Corporate Communications, the Manager of Marketing and other senior managers of the Bank. This committee reviews and confirms all matters related to products, corporate image and communications.

D.    Employees

As of December 31, 2006, on a consolidated basis, we had 8,184 employees, 7,839 of whom were bank employees and 345 of whom were employees of our subsidiaries. With respect to the average number of employees for the Bank only, during the year ended December 31, 2005 and 2006 we had an average of 7,192 and 7,607 employees, respectively. We have traditionally enjoyed good relations with our employees and their unions. Of the total headcount, 3,510 or 42,9% were unionized. In 2003, we signed a collective bargaining agreement with the Bank’s main unions. In November 2006, we concluded advance negotiations of a new collective bargaining agreement to replace the 2003 agreement. The new collective bargaining agreement became effective on March 1,2007 and will expire on March 1, 2011. The primary terms of the new collective bargaining agreement include improved employee benefits relating to scholarships, sick days and insurance coverage for employees and a 5% increase in salaries as of May 2007 for employees with gross monthly incomes below Ch$800,000 (US$1,500). Furthermore, we agreed to award an end-of-negotiation bonus based on the level of salaries, and non-executive employees will receive an additional special bonus based on each employee’s years of service at the Bank. The payment of these bonuses represents a total cost of US$20 million. We generally apply the terms of our collective bargaining agreement to unionized and nonunionized employees. The following chart summarizes the number of employees employed by the bank.

Employees	2006
Executives	365
Professionals	3,970
Administrative	3,849
Total	8,184

E.    Share Ownership

As of December 31, 2006, the following directors and executives held shares in Santander-Chile:

Director	Number of Shares
Mauricio Larraín G	568
Juan Andrés Fontaine T	561,954 (1)
Juan Fernández F	35,536

(1)	Resigned as Director in March 2007.

No director or executive officer owns more than 1% of the shares of Santander-Chile.

Santander-Chile currently does not have any arrangements for involving employees in its capital and there is no systematic arrangement for grant of options or shares or securities to them.  However, our parent company, Banco Santander Central Hispano,  has announced that it will be granting to each employee working for an entity within the Banco Santander Central Hispano group 100 shares in Banco Santander Central Hispano in 2007. See "—B. Compensation" above.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   Major Shareholders

As of December 31, 2006, Santander-Chile’s largest shareholders were the following:

Shareholder	Number of Shares	Percentage
Teatinos Siglo XXI S.A.	78,108,391,607	41.45%
Santander Chile Holding	66,822,519,695	35.46%

Banco Santander Central Hispano controls Santander-Chile through its holdings in Teatinos Siglo XXI and Santander-Chile Holding, which are controlled subsidiaries of Banco Santander Central Hispano. As of December 31, 2006, Banco Santander Central Hispano directly or indirectly owned or controlled 99.5% of Santander-Chile Holding and directly or indirectly owned or controlled 100% of Teatinos Siglo XXI S.A. This gives Banco Santander Central Hispano control over 76.91% of the shares of the Bank, and an economic participation, when excluding minority shareholders, of 76.73% at December 31, 2006.

Prior to December 11, 2006, Grupo Empresarial Santander, a subsidiary of Banco Santander Central Hispano, held 7.23% of Santander-Chile’s outstanding capital stock in the form or ADSs.  On December 11, 2006, Grupo Empresarial Santander sold its entire holding of our shares through a registered public offering.  As a result of this offering, Banco Santander Central Hispano currently owns, directly or indirectly, 76.91% of our outstanding capital stock.

Banco Santander Central Hispano is in a position to cause the election of a majority of the members of Santander-Chile’s Board of Directors, to determine its dividend and other policies and to determine substantially all matters to be decided by a vote of shareholders.  Banco Santander Central Hispano holds ordinary shares to which no special voting rights are attached. Each share represents one vote and there are no shareholders with different voting rights.

The number of outstanding shares of Santander-Chile (of which there is only one class, being ordinary shares) at December 31, 2006 was 188,446,126,794 shares, without par value. Santander-Chile’s shares are listed for trading on the Chilean Stock Exchanges and on the New York Stock Exchange in the form of ADRs. The market capitalization of Santander-Chile at the same date was Ch$4,673,463 million (US$8,745 million), representing 188,446,126,794 shares of common stock. At December 31, 2006, Santander-Chile had 13,909 holders registered in Chile, including the Bank of New York, as depositary (the “Depositary”) of Santander-Chile’s American Depositary Share Program. As of December 31, 2006, there were a total of 8 ADR holders on record. Since some of these ADRs are held by nominees, the number of record holders may not be representative of the number of beneficial holders.

Other than the information disclosed in this section, there are no arrangements, in the knowledge of Santander-Chile, which can result in a change of control of Santander-Chile.

B.   Related Party Transactions

The Chilean Companies Law requires that our transactions with related parties be on a market basis, that is, on similar terms to those customarily prevailing in the market.  We are required to compare the terms of any such transaction to those prevailing in the market at the date the transaction is to be entered into.  Directors of companies that violate this provision are liable for losses resulting from such violations.

In addition, under the Chilean Companies Law, a company may not enter into a transaction in which one or more of its directors has a direct or indirect interest unless (i) such transaction has received the prior approval of the company’s board of directors and (ii) the terms of such transaction are consistent with the terms of transactions of a similar type prevailing in the market.  If  it is not possible to make this determination, the board may appoint two independent evaluators.  The evaluators’ final conclusions must be made available to shareholders and directors for a period of 20 business days, during which shareholders representing 5% or more of the issued voting shares may request the board to call a shareholders’ meeting to resolve the matter, with the agreement of two thirds of the issued voting shares required for approval.  For purposes of this regulation, the law considers the amount of a proposed transaction to be material if (1) it exceeds 1% of the company’s net worth (provided that it also exceeds 2,000UF) or (2) it exceeds 20,000 UF.

All resolutions approving such transactions must be reported to the company’s shareholders at the next annual shareholders’ meeting.  Violations of this provision may result in administrative, criminal or civil liability to the corporation, the shareholders and/or third parties who suffer losses as a result of such violation.

Loans granted to related parties

Related party loans, all of which are current, are as follows:

	As of December 31, 2006
	Loans	Collateral Pledged
	(in millions of constant Ch$ as of December 31, 2006)
Operating companies	150,070	112,986
Investment companies (1)	203,261	3,948
Individuals (2)	24,450	22,343
Total	377,781	139,277

(1)	Includes companies whose purpose is to hold shares in other companies.

(2)
Includes debt obligations that are equal to or greater than UF3,000, the aggregate principal amount of which amounted to an equivalent of US$102,930 at December 31, 2006. Includes loans to certain executive officers. All of the loans to the executive officers were made in our ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectibility or present other unfavorable features.

Under the Chilean General Banking Law, Chilean banks are subject to certain lending limits, including the following:

·
a bank may not extend to any person or legal entity (or group of related entities), directly or indirectly, unsecured loans in an amount that exceeds 5.0% of the bank’s regulatory capital, or secured loans in an amount that exceeds 25.0% of its regulatory capital. In the case of foreign export trade finance, this 5.0% ceiling is raised to: 10.0% for unsecured financing, 30.0% for secured financing. This ceiling is raised to 15.0% for loans granted to finance public works under the concessions system contemplated in the Decree with Force of Law 164 of 1991, of the Ministry of Public Works, provided that either the loan is secured on the concession, or the loan is granted as part of a loan syndication;

·
a bank may not grant loans bearing more favorable terms than those generally offered by banks in the same community to any entity (or group of related entities) that is directly or indirectly related to its owners or management;

·	a bank may not extend loans to another bank in an aggregate amount exceeding 30.0% of its regulatory capital;

·	a bank may not directly or indirectly grant a loan the purpose of which is to allow the borrower to acquire shares in the lending bank;

·	a bank may not lend, directly or indirectly, to a director or any other person who has the power to act on behalf of the bank, or to certain related parties;

·
a bank may not grant loans to individuals or legal entities involved in the ownership or management of the bank, whether directly or indirectly (including holders of 1.0% or more of its shares), on more favorable terms than those generally offered to non-related parties. Loans may not be extended to senior executives and to companies in which such individuals have a participation of 5.0% or more of the equity or net earnings in such companies. The aggregate amount of loans to related parties may not exceed a bank’s regulatory capital; and

·
the maximum aggregate amount of loans that a bank may grant to its employees is 1.5% of its regulatory capital, and no individual employee may receive loans in excess of 10.0% of such 1.5% limit. These limitations do not apply to a single home mortgage loan for personal use per term of employment of each employee.

We are not aware of any loans to any related parties exceeding the above lending limits.

Other transactions with related parties:

During the years ended December 31, 2006, the Bank had the following significant income (expenses) from services provided to (by) related parties:

Year ended December 31, 2006
Company	Income/(Expenses)
(in millions of constant Ch$ as of December 31, 2006)
Redbanc S.A. (payment for administering ATM network)	(4,056)
Transbank S.A. (payments for administering credit card network)	(8,168)
Sixtra Chile S.A. (Computer services)	-
Santander G.R.C. Ltda. (collection services)	(1,563)
Santander Chile Holding S.A. (rent)	32

Year ended December 31, 2006
Company	Income/(Expenses)
(in millions of constant Ch$ as of December 31, 2006)
Santander Factoring S.A. (rent)	52
Bansa Santander S.A. (rent and sale of repossessed assets)	(2,426)
AFP Bansander S.A (rent)	179
Altec S.A. (technology services)	(5,627)
Santander Investment Chile S.A. (rent)	91
Altavida Cia. De Seguro De Vida S.A. (rent and payment of life insurance policies relating to certain loans)	(1,005)
Plaza El Trebol S A (rent)	(195)
Other(1)	(479)
Total	(23,165)

(1)   Consists primarily of payment of stipend to Board members.

C.   Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.   Consolidated Statements and Other Financial Information

Financial Information

See “Item 18: Financial Statements”

Legal Proceedings

On August 28, 1996, Banco Español de Crédito (later acquired by Banco BBVA BHIF) filed a complaint against Auca Forestal S.A. and O’Higgins Corredores de Bolsa Ltda. (currently Santander Investment S.A. Corredores de Bolsa, a subsidiary of the Bank ). This suit was resolved in favor of the plaintiff in July, 2006.  As of December 31, 2006, the subsidiary maintained a provision of Ch$271 million, which covers this contingency in its entirety and is in process of being liquidated once the interest payment is determined.

On August 26, 1992, a suit was filed by the Chilean Internal Revenue Service against the Bank and is still pending.  The Appeals Court partially resolved in favor of the Bank and substantially reduced the amount of tax contested.  In the opinion of our legal advisors, these claims are not likely to have, individually or in the aggregate, a material adverse effect on our consolidated financial condition or results of operations, and as of December 31, 2006, the Bank maintained a provision of Ch$530 million, which covers the entire claim.

Banco Santander-Chile and Santander S.A. Agente de Valores (“Agencia”) were subject to a lawsuit brought by Orsini con Orsini y Otros, which was seeking damages in an amount of approximately US$500,000, claiming the Bank and the Agencia incorrectly issued and cashed funds from a deceased client’s account. In 2006, the Supreme Court ruled in our favor, bringing an end to this legal proceeding.

As a result of a fraud committed by Grupo Inverlink against the Corporación de Fomento de la Producción (CORFO) and others, various legal actions were brought against certain instruments that are managed by the funds administered by Santander S.A. Administradora General de Fondos, a subsidiary of the Bank. Grupo Inverlink fraudulently obtained financial instruments from CORFO, mainly time deposits, and sold them in the market. Unaware of the illegal actions of Grupo Inverlink, the funds managed by a subsidiary of us acquired and administered these instruments. On March 13, 2003, our subsidiary signed a letter stating that it will return to CORFO the value of these instruments if ordered by a court to do so, which freed up the financial instruments from legal action. As no legal proceedings have been instituted against us in connection with this matter, we have not made any provisions in respect of it.

Our General Counsel was indicted by the national treasury in a lawsuit regarding the repayment by Inverlink Corredores de Bolsa of a Ch$980 million (equivalent to US$1.8 million) loan made to it by Banco Santander Chile. Repayment was made by tendering to Banco Santander Chile a cashier’s check issued by another bank in favor of Banco Santander Chile.  The Bank was not legally required to verify the legitimacy of the funds used to obtain the cashier’s check and, authenticity of the cashier’s check and, accordingly, cashed it in satisfaction of its loan to Inverlink.  Subsequently, the Bank learned that the cashier’s check had been obtained from the issuing bank by Inverlink Corredores de Bolsa with funds fraudulently obtained from CORFO. The Bank has actively cooperated with the investigation and agreed to pay Ch$980 million to CORFO. In Janaury 2007, the Courts approved the motion to end this trial against our General Counsel. The national treasury appealed this ruling and the motion of the Court has since been stayed. We believe that our actions and those of our General Counsel, who continues in his position, were lawful.

In addition, we are subject to certain claims and are party to certain legal and arbitration proceedings incidental to the normal course of our business including claims for alleged operational errors.  We do not believe that the liabilities related to such claims and proceedings are likely to have, individually or in the aggregate, a material adverse effect on our consolidated financial condition or results of operations. Nevertheless, based on management’s individual analysis of each proceeding, we have made provisions in the amount reported as “Provisions for lawsuit and other” in Note 10(b) to our Audited Consolidated Financial Statements. Other than the proceedings described above, there are no material proceedings in which any of our directors, any members of our senior management or any of our affiliates is either a party adverse to us or to our subsidiaries or has a material interest adverse to us or our subsidiaries.

Dividends and dividend policy

See “Item 3: Key Information—A. Selected Financial Data—Dividends”.

ITEM 9. THE OFFER AND LISTING

A.   Historical Trading Information

As the former Santiago was the legal surviving entity of the merger with Old Santander-Chile and the corporate name was changed to “Banco Santander-Chile” upon the merger, shareholders of Old Santander Chile received 3.55366329 shares of Banco Santiago for every one share of Old Santander Chile that they owned on the record date for the merger.  Therefore, trading information for 2002 prior to the merger corresponds to former Santiago shares and ADRs.  The table below shows, for the periods indicated, the annual, quarterly and monthly high and low closing prices (in nominal Chilean pesos) of the shares of our common stock on the Santiago Stock Exchange and the annual, quarterly and monthly high and low closing prices (in U.S. dollars) as reported by the NYSE.

	Santiago Stock Exchanges		NYSE
	Common Stock		ADS(2)
	High	Low	High	Low
	(Ch$ per share(1))		(U.S.$ per ADS)
Annual Price History
2002	14.70	10.80	22.90	15.99
2003	15.30	12.65	24.65	17.05
2004	18.20	13.30	33.90	23.55
2005	22.75	17.11	45.86	30.40
2006	26.20	19.60	51.46	37.40

	Santiago Stock Exchanges		NYSE
	Common Stock		ADS(2)
	High	Low	High	Low
	(Ch$ per share(1))		(U.S.$ per ADS)

Quarterly Price History
2005
1st Quarter	19.60	17.55	35.25	30.71
2nd Quarter	19.20	17.11	34.50	30.40
3rd Quarter	22.30	17.79	43.87	32.10
4th Quarter	22.75	20.00	45.86	38.00
2006
1st Quarter	25.09	21.60	49.85	43.10
2nd Quarter	23.20	19.60	46.80	37.40
3rd Quarter	24.00	19.75	46.50	37.66
4th Quarter	26.20	22.90	51.46	44.69
2007
1st Quarter	26.75	24.35	51.14	46.75
Monthly Price History
December 2006	24.92	23.38	49.18	46.08
January 2007	25.85	24.60	49.49	47.11
February 2007	26.75	24.35	51.14	46.90
March 2007	26.44	24.45	51.14	46.75
April 2007	27.10	25.20	53.13	49.40
May 2007	26.20	24.49	52.15	48.39
June 2007 (through June 14)	25.41	24.90	50.16	49.06

Sources: Santiago Stock Exchange Official Quotation Bulletin; NYSE.

(1) Pesos per share reflect nominal price at trade date.
(2) One ADS represents 1,039 shares of common stock.

B.    Plan of Distribution

Not applicable

C.   Nature of Trading Market

Nature of Trading Market

Shares of our common stock are traded on the Chilean Stock Exchanges. Each ADS represents 1,039 shares of common stock. ADRs have been issued pursuant to the Deposit Agreement, dated as of August 1, 2002, among Santander-Chile, the Depositary and all holders from time to time of ADRs. As of December 31, 2006, 25,957,667 ADSs were outstanding (equivalent to 26,970,016,013 shares of common stock or 14.3% of the total number of issued shares of common stock).

D.   Selling Shareholders

Not Applicable.

E.   Dilution

Not Applicable.

F.    Expenses of the Issue

Not Applicable.

ITEM 10. ADDITIONAL INFORMATION

A.    Share Capital

Not applicable.

B.    Memorandum and Articles of Association

The legal predecessor of Santander-Chile was Banco Santiago (Santiago). Santiago was incorporated by public deed dated September 7, 1977 granted at the Notary Office of Alfredo Astaburuaga Gálvez. Santiago received its permission to incorporate and function as a bank by Resolution No. 118 of the Superintendency of Banks on October 27, 1977. The Bank’s bylaws were approved by Resolution No. 103 of the Superintendency of Banks on September 22, 1977. In January 1997, Santiago merged with Banco O’Higgins’ with Santiago as the surviving entity. In 1999, Santiago became a controlled subsidiary of Banco Santander Central Hispano.

Shareholder rights in a Chilean bank that is also an open stock (public) corporation are governed by (1) the corporation’s estatutos, which effectively serve the purpose of both the articles or certificate of incorporation and the by-laws of a company incorporated in the United States, (2) the General Banking Law and (3) to the extent not inconsistent with the General Banking Law, by the provisions of Chilean Companies Law applicable to open stock corporations, except for certain provisions that are expressly excluded. Article 137 of the Chilean Companies Law provides that all provisions of the Chilean Companies Law take precedence over any contrary provision in a corporation’s estatutos. Both the Chilean Companies Law and our estatutos provide that legal actions by shareholders against us (or our officers or directors) to enforce their rights as shareholders or by one shareholder against another in their capacity as such are to be brought in Chile in arbitration proceedings, notwithstanding the plaintiff’s right to submit the action to the ordinary courts of Chile.

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

Board of Directors

The Board of Directors has 11 regular members and 2 alternate members, elected by shareholder vote at General Shareholders’ Meetings. The directors may be either shareholders or non-shareholders of the Company.

A director remains in office for three years and may be reelected indefinitely.  If for any reason, the General Shareholders’ Meeting where the newly appointments of directors are to be made is not held, the duties of those serving as such shall be extended until their replacements are designated, in which case, the Board of Director shall convene a Meeting at the earliest possible time in order to effect the appointments.

The directors are entitled to compensation for the performance of their duties. The amount of their compensation is determined annually by the General Shareholders’ Meeting. In addition, payments in the form of wages, fees, travel accounts, expense accounts, dues as representatives of the Board of Directors and other cash payments, payments in kind or royalties of any sort whatsoever, may be paid to certain directors for the performance of specific duties or tasks in addition to their functions as directors imposed upon them specifically by the General Shareholders’ Meeting. Any special compensation is authorized or approved at the General Shareholders’ Meeting, and for that purpose, a detailed and separate entry shall be made in the Annual Report, which shall expressly indicate the complete name of each of the directors receiving special compensation.

Without prejudice to any other incapacity or incompatibility established by law, the following may not be directors: (a) those persons who have been sentenced or are being tried, either as principals or accessories, for crimes punishable with a penalty of temporary or permanent suspension from or incapacity to hold public office; (b) those persons who have been declared bankrupt and have not been rehabilitated; (c) members of the House of Representatives and the Senate; (d) directors or employees of any other financial institution; employees appointed by the President of the Republic and employees or officers of (i) the State, (ii) any public service, public institution, semi-public institution, autonomous entity or state-controlled company (any such entity a “Public Entity”) (iii) any enterprise, corporation or public or private entity in which the State or a Public Entity has a majority interest, has made capital contributions, or is represented or participating, provided that persons holding positions in teaching activities in any of the above entities may be directors; and (e) The Bank’s employees, which shall not prevent a director from holding on a temporary basis and for a term not to exceed ninety days the position of General Manager. Chief Executive Officers may not be elected as directors.

For purposes of the appointment of directors, each shareholder shall have the right to one vote per share for purposes of appointing a single person, or to distribute his votes in between candidates as he may deem convenient, and the persons obtaining the largest number of votes in the same and single process shall be awarded positions, until all positions have been filled. The election of the regular and alternate board members shall be carried out separately. For purposes of the casting of the vote, the Chairman and the Secretary, together with any other persons that may have been previously designated by the Meeting to sign the minutes thereof, shall issue a certificate giving evidence of the oral votes of shareholders attending, following the order of the list of attendance being taken.

Each shareholder shall be entitled, however, to cast his vote by means of a ballot signed by him, stating whether he signs for his own account or as a representative. This entitlement notwithstanding, in order to expedite the voting process, the Chairman of the Bank or the Superintendency, as the case may be, is entitled to order that the vote be taken alternatively or by oral vote or by means of ballots. At the time of polling, the Chairman may instruct that the votes be read aloud, in order for those in attendance to count for themselves the number of votes issued and verify the outcome of the voting process.

The Secretary tabulates the votes and the Chairman announces those who have obtained the largest majorities until all the director positions have been filled. The Secretary places the documents evidencing the outcome of the count, duly signed by the persons charged with the duty of verifying the number of votes issued, together with the ballots delivered by the shareholders who did not vote orally, in an envelope which shall be closed and sealed with the corporate seal and shall remain deposited with the Bank for a least two years.

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

If a director ceases to be able to perform his or her duties, whether by reason of conflict of interest, limitation, legal incapacity or bankruptcy, impossibility, resignation or any other legal cause, the vacancy shall be filled as follows: (a) the positions of regular directors shall be filled by an alternate director; and (b) the positions of alternate directors vacated upon the application of (a) above, and the positions of regular directors if a regular director’s position can not be filled pursuant to clause (a) because both alternate members have already become regular members, shall be filled by the Board of Directors on its first meeting after the vacancy occurs. Board members appointed pursuant to clause (b) will remain in the position until the next General Shareholders’ Meeting, where the appointment may be ratified, in which case, the replacment director will remain in his or her position until the expiration of the term of the director he or she replaced.

The alternate directors may temporarily replace regular directors in case of their absence or temporary inability to attend a board meeting, or in a definitive manner in case of vacancy. The alternate board members are always entitled to attend and speak at board meetings. They will be entitled to vote at such meetings only when a regular member is absent and such alternate member acts as the absent member’s replacement.

During the first meeting following the General Shareholders’ Meeting, the Board of Directors shall elect in separate votes from among its members, a Chairman, a First Vice Chairman and a Second Vice Chairman. In the event of a tie, the appointment shall be decided by lottery.

The Board of Directors meet in ordinary sessions at least once a month, held on pre-set dates and times determined by the Board. Extraordinary meetings are held whenever called by the Chairman, whether at his own will or upon the request of three or more directors, so long as the Chairman determines in advance that the meeting is justified, except if the request is made by the absolute majority of the directors in office, in which case the meeting shall be held without such prior determination. The extraordinary meetings may only address those matters specifically included in the agenda for the extraordinary meeting, except that, if the meeting is attended by all the directors in office, they may agree otherwise by a unanimous vote. Extraordinary meetings shall be called by means of a written instrument signed by the Chairman or the Secretary or his alternate and delivered to each of the directors at least three days prior to the date set for the meeting.

The quorum for the Board of Directors’ Meeting is six of its members. Resolutions shall be adopted by the affirmative vote of the absolute majority of the attending directors. In the event of a tie, the person acting as the Chairman of the meeting shall cast a deciding vote.

Directors having a vested interest in a negotiation, act, contract or transaction that is not related to the bank business, either as principal or as representative of another person, shall communicate such fact to the other directors. If the respective resolutions are approved by the Board, it shall be in accordance to the prevailing fair market conditions and director’s interest must be disclosed at the next General Shareholders’ Meeting.

The discussions and resolutions of the Board of Directors shall be recorded in a special book of minutes maintained by the Secretary. The relevant minutes shall be signed by the directors attending the meeting and by the Secretary, or his alternate. If a director determines that the minutes for a meeting are inaccurate or incomplete, he is entitled to record an objection before actually signing the minutes. The resolutions adopted may be carried out prior to the approval of the minutes at a subsequent meeting. In the event of death, refusal or incapacity for any reason of any of the directors attending to sign the minutes, such circumstance shall be recorded at the end of the minutes stating the reason for the impediment.

The directors are personally liable for all of the acts they effect in the performance of their duties. Any director who wishes to disclaim responsibility for any act or resolution of the Board of Directors must to record his opposition in the minutes, and the Chairman must report the opposition at the following General Shareholders’ Meeting.

The Board will represent the Bank in and out of court and, for the performance of the Bank’s business, a circumstance that will not be necessary to prove before third parties, it will be empowered with all the authorities and powers of administration that the law or the By-laws do not set as exclusive to the General Shareholders’ Meeting, without being necessary to grant any special power of attorney, even for those acts that the law requires to do so. This provision is notwithstanding the judicial representation of the Bank that is part of the General Manager’s authorities. The Board may delegate part of its authority to the General Manager, to the Managers, Deputy Managers or Attorneys of the Bank, a Director, a Commission of Directors, and for specifically determined purposes, in other persons.

Meetings and Voting Rights

An ordinary annual meeting of shareholders is held within the first four months of each year. The ordinary annual meeting of shareholders is the corporate body that approves the annual financial statements, approves all dividends in accordance with the dividend policy determined by our Board of Directors, elects the Board of Directors and approves any other matter that does not require an extraordinary shareholders’ meeting. The last ordinary annual meeting of our shareholders was held on April 24, 2007.  Extraordinary meetings may be called by our Board of Directors when deemed appropriate, and ordinary or extraordinary meetings must be called by our Board of Directors when requested by shareholders representing at least 10.0% of the issued voting shares or by the Superintendency of Banks. Notice to convene the ordinary annual meeting or an extraordinary meeting is given by means of three notices which must be published in a newspaper of our corporate domicile (currently Santiago) or in the Official Gazette in a prescribed manner, and the first notice must be published not less than 15 days nor more than 20 days in advance of the scheduled meeting. Notice must also be mailed 15 days in advance to each shareholder and given to the Superintendency of Banks and the Chilean Stock Exchanges. Currently, we publish our official notices in the El Mercurio newspaper of Santiago.

The quorum for a shareholders’ meeting is established by the presence, in person or by proxy, of shareholders representing at least an absolute majority of the issued shares. If a quorum is not present at the first meeting, the meeting can be reconvened (in accordance with the procedures described in the previous paragraph) and, upon the meeting being reconvened, shareholders present at the reconvened meeting are deemed to constitute a quorum regardless of the percentage of the shares represented. The shareholders’ meetings pass resolutions by the affirmative vote of an absolute majority of those voting shares present or represented at the meeting. The vote required at any shareholders’ meeting to approve any of the following actions, however, is a two-thirds majority of the issued shares:

·	a change in corporate form, spin-off or merger;

·	an amendment of the term of existence, if any, and the early dissolution of the bank;

·	a change in corporate domicile;

·	a decrease of corporate capital previously approved by the Superintendency of Banks, provided it is not reduced below the legal minimum capital;

·	a decrease in the number of directors previously approved by the Superintendency of Banks;

·	the approval of contributions and appraisal of properties other than cash, in those cases where it is permitted by the General Banking Act;

·	the amendment of authority of the general shareholders meeting or the restriction of the authority of the board of directors;

·
the transfer of 50.0% or more of the corporate assets, regardless of whether it includes liabilities, or the implementation or amendment of any business plan that contemplates the transfer of 50.0% or more of the corporate assets;

·	a change in the manner of distribution of profits established in the by-laws;

·	any non-cash distribution in respect of the shares;

·	the repurchase of shares of stock in the Bank; or

·
the approval of material related-party transactions when requested by shareholders representing at least 5.0% of the issued and outstanding shares with right to vote if they determine that the terms and conditions of those transactions are not favorable to the interests of the bank or if two independent assessments of those transactions requested by the Board materially differ from each other.

Shareholders may accumulate their votes for the election of directors and cast all of their votes in favor of one person.

In general, Chilean law does not require a Chilean open stock corporation to provide the level and type of information that U.S. securities laws require a reporting company to provide to its shareholders in connection with a solicitation of proxies. However, shareholders are entitled to examine the books of the bank within the 15-day period before the ordinary annual meeting. Under Chilean law, a notice of a shareholders’ meeting listing matters to be addressed at the meeting must be mailed not fewer than 15 days prior to the date of such meeting, and, in cases of an ordinary annual meeting, shareholders holding a prescribed minimum investment must be sent an Annual Report of the bank’s activities which includes audited financial statements. Shareholders who do not fall into this category but who request it must also be sent a copy of the bank’s Annual Report. In addition to these requirements, we regularly provide, and management currently intends to continue to provide, together with the notice of shareholders’ meeting, a proposal for the final annual dividend.

The Chilean Corporations Law provides that whenever shareholders representing 10.0% or more of the issued voting shares so request, a Chilean company’s Annual Report must include, in addition to the materials provided by the board of directors to shareholders, such shareholders’ comments and proposals in relation to the company’s affairs. Similarly, the Chilean Corporations Law provides that whenever the board of directors of an open stock corporation convenes an ordinary shareholders’ meeting and solicits proxies for that meeting, or distributes information supporting its decisions, or other similar material, it is obligated to include as an annex to its Annual Report any pertinent comments and proposals that may have been made by shareholders owning 10.0% or more of the company’s voting shares who have requested that such comments and proposals be so included.

Only shareholders registered as such with us on the fifth business day prior to the date of a meeting are entitled to attend and vote their shares. A shareholder may appoint another individual (who need not be a shareholder) as his proxy to attend and vote on his behalf. Every shareholder entitled to attend and vote at a shareholders’ meeting has one vote for every share subscribed. Each share represents one vote and there are no special classes of shares with different rights. Our bylaws do not include any condition that is more significant than required by law to change the right of shareholders.

Capitalization

Under Chilean law, the shareholders of a company, acting at an extraordinary shareholders’ meeting, have the power to authorize an increase in such company’s capital. When an investor subscribes for issued shares, the shares are registered in such investor’s name, even if not paid for, and the investor is treated as a shareholder for all purposes except with regard to receipt of dividends and the return of capital, provided that the shareholders may, by amending the by-laws, also grant the right to receive dividends or distributions of capital. The investor becomes eligible to receive dividends and returns of capital once it has paid for the shares (if it has paid for only a portion of such shares, it is entitled to reserve a corresponding pro-rata portion of the dividends declared and/or returns of capital with respect to such shares unless the company’s by-laws provide otherwise). If an investor does not pay for shares for which it has subscribed on or prior to the date agreed upon for payment, the company is entitled under Chilean law to auction the shares on the stock exchange and collect the difference, if any, between the subscription price and the auction proceeds. However, until such shares are sold at auction, the subscriber continues to exercise all the rights of a shareholder (except the right to receive dividends and return of capital).

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

In the event of any loss of capital, no dividends can be distributed so long as such loss is not recovered. Also, no dividends of a bank above the legal minimum can be distributed if doing so would result in the bank exceeding its ratio of risk-weighted assets to regulatory capital or total assets.

Dividends that are declared but not paid by the date set for payment at the time of declaration are adjusted from the date set for payment to the date such dividends are actually paid, and they accrue interest.

We may declare a dividend in cash or in shares. When a share dividend is declared above the legal minimum (which minimum must be paid in cash), our shareholders must be given the option to elect to receive cash. Our ADS holders may, in the absence of an effective registration statement under the Securities Act or an available exemption from the registration requirement thereunder, effectively be required to receive a dividend in cash. See “—Ownership Restrictions—Preemptive Rights and Increases of Share Capital.”

In the event of our liquidation, the holders of fully paid shares would participate equally and ratably, in proportion to the number of paid-in shares held by them, in the assets available after payment of all creditors.

In accordance with the General Banking Law, our shareholders do not have appraisal rights.

Ownership Restrictions

Under Article 12 of the Chilean Securities Market Law and the regulations of the Superintendency of Banks, shareholders of open stock corporations are required to report the following to the Superintendency of Securities and Insurance and the Chilean Stock Exchanges:

·	any direct or indirect acquisition or sale of shares that results in the holder’s acquiring or disposing, directly or indirectly, 10.0% or more of an open stock corporation’s share capital; and

·
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

In addition to the foregoing, Article 54A of the Chilean Securities Market Law requires that within two business days of the completion of the transactions pursuant to which a person has acquired control of a publicly traded company, a notice shall be published in the same newspapers in which the notice referred to above was published and notices shall be sent to the same persons mentioned in the preceding paragraphs.

The provisions of the aforementioned articles do not apply whenever the acquisition is being made through a tender or exchange offer.

Title XXV of the Chilean Securities Market Law on tender offers and the regulations of the Superintendency of Securities and Insurance provide that the following transactions must be carried out through a tender offer:

·
an offer which allows a person to take control of a publicly traded company, unless (i) the shares are being sold by a controlling shareholder of such company at a price in cash which is not substantially higher than the market price and the shares of such company are actively traded on a stock exchange and (ii) those shares are acquired (a) through a capital increase, (b) as a consequence of a merger, (c) by inheritance or (d) through a forced sale; and

·
an offer for a controlling percentage of the shares of a listed company if such person intends to take control of the parent company (whether listed or not) of such listed company, to the extent that the listed company represents 75.0% or more of the consolidated net worth of the parent company.

In addition, Article 69 ter of the Companies Law requires that whenever a controlling shareholder acquires two thirds of the voting shares of a listed company, such controlling shareholder must offer to purchase the remaining shares from the minority shareholders in a tender offer.

Article 200 of the Chilean Securities Market Law prohibits any shareholder that has taken control of a publicly traded company to acquire, for a period of 12 months from the date of the transaction in which it gained control of the publicly traded company, a number of shares equal to or greater than 3.0% of the outstanding issued shares of the target without making a tender offer at a price per share not lower than the price paid at the time of taking control. Should the acquisition from the other shareholders of the company be made on a stock exchange and on a pro rata basis, the controlling shareholder may purchase a higher percentage of shares, if so permitted by the regulations of the stock exchange.

Title XV of the Chilean Securities Market Law sets forth the basis to determine what constitutes a controlling power, a direct holding and a related party. The Chilean Securities Market Law defines control as the power of a person or group of persons acting (either directly or through other entities or persons) pursuant to a joint action agreement, to direct the majority of the votes at the shareholders’ meetings of the corporation, to elect the majority of members of its board of directors, or to influence the management of the corporation significantly. Significant influence is deemed to exist in respect of the person or group of persons with an agreement to act jointly that holds, directly or indirectly, at least 25.0% of the voting share capital, unless:

·
another person or group of persons acting pursuant to joint action agreement, directly or indirectly, controls a stake equal to or greater than the percentage controlled by such person or group of persons;

·
the person or group does not control, directly or indirectly, more than 40.0% of the voting share capital and the percentage controlled is lower than the sum of the shares held by other shareholders holding more than 5.0% of the share capital (either directly or pursuant to a joint action agreement); or

·	in cases where the Superintendency of Securities and Insurance has ruled otherwise, based on the distribution or atomization of the overall shareholding.

According to the Chilean Securities Market Law, a joint action agreement is an agreement among two or more parties which, directly or indirectly, own shares in a corporation at the same time and whereby they agree to participate with the same interest in the management of the corporation or in taking control of the same. The law presumes that such an agreement exist between:

·	a principal and its agents;

·	spouses and relatives within certain degrees of kinship;

·	entities within the same business group; and

·	an entity and its controller or any of the members of the controller.

Likewise, the Superintendency of Securities and Insurance may determine that a joint action agreement exists between two or more entities considering, among other things, the number of companies in which they participate and the frequency with which they vote identically in the election of directors, appointment of managers and other resolutions passed at extraordinary shareholders’ meetings.

According to Article 96 of the Chilean Securities Market Law, a business group is a group of entities with such ties in their ownership, management or credit liabilities that it may be assumed that the economic and financial action of such members is directed by, or subordinated to, the joint interests of the group, or that there are common credit risks in the credits granted to, or in the acquisition of securities issued by, them. According to the Chilean Securities Market Law, the following entities are part of the same business group:

·	a company and its controller;

·	all the companies with a common controller together with that controller;

·	all the entities that the Superintendency of Securities and Insurance declares to be part of the business group due to one or more of the following reasons:

·	a substantial part of the assets of the company is involved in the business group, whether as investments in securities, equity rights, loans or guaranties;

·	the company has a significant level of indebtedness and the business group has a material participation as a lender or guarantor;

·	any member of a group of controlling entities of a company mentioned in the first two bullets above and there are grounds to include it in the business group; or

·	the company is controlled by a member of a group of controlling entities and there are grounds to include it in the business group.

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

According to Article 35 bis of the General Banking Law, the prior authorization of the Superintendency of Banks is required for:

·	the merger of two or more banks;

·	the acquisition of all or a substantial portion of a banks’ assets and liabilities by another bank;

·	the control by the same person, or controlling group, of two or more banks; or

·	a substantial increase in the existing control of a bank by a controlling shareholder of that bank.

This prior authorization is only required when the acquiring bank or the resulting group of banks would own a significant market share in loans, defined by the Superintendency of Banks to be more than 15.0% of all loans in the Chilean banking system. The intended purchase, merger or expansion may be denied by the Superintendency of Banks; or, if the acquiring bank or resulting group would own a market share in loans determined to be more than 20.0% of all loans in the Chilean banking system, the purchase, merger, or expansion may be conditioned on one or more of the following:

·	the bank or banks maintaining regulatory capital higher than 8.0% and up to 14.0% of risk-weighted assets;

·	the technical reserve established in Article 65 of the General Banking Law being applicable when deposits exceed one and a half times the resulting bank’s paid-in capital and reserves; or

·	the margin for interbank loans be reduced to 20.0% of the resulting bank’s regulatory capital.

If the acquiring bank or resulting group would own a market share in loans determined by the Superintendency of Banks to be more than 15% but less than 20%, the authorization will be conditioned on the bank or banks maintaining a regulatory capital not lower than 10% of their risks weighted assets for the period specified by the Superintendency of Banks, which may not be less than one year. The calculation of the risk weighted assets is based on a five category risk classification system applied to a bank’s assets that is based on the Basel Committee recommendations.

According to the General Banking Law, a bank may not grant loans to related parties on terms more favorable than those generally offered to non-related parties. Article 84 No. 2 of the General Banking Law and the regulations issued by the Superintendency of Banks creates the presumption that natural persons who are holders of shares and who beneficially own more than 1.0% of the shares are related to the bank and imposes certain restrictions on the amounts and terms of loans made by banks to related parties. This presumption would also apply to beneficial owners of ADSs representing more than 1.0% of the shares. Finally, according to the regulations of the Superintendency of Banks, Chilean banks that issue ADSs are required to inform the Superintendency of Banks if any person, directly or indirectly, acquires ADSs representing 5.0% or more of the total amount of shares of capital stock issued by such bank.

Article 16 bis of the General Banking Law provides that the individuals or legal entities that, individually or with other people, directly control a bank and who individually own more than 10.0% of its shares must send to the Superintendency of Banks reliable information on their financial situation in the form and in the opportunity set forth in Resolution No 3,156 of the Superintendency of Banks.

Preemptive Rights and Increases of Share Capital

The Chilean Corporations Law provides that whenever a Chilean company issues new shares for cash, it must offer its existing shareholders the right to purchase a number of shares sufficient to maintain their existing ownership percentages in the company. Pursuant to this requirement, preemptive rights in connection with any future issue of shares will be offered by us to the depositary as the registered owner of the shares underlying the ADSs. However, the depositary will not be able to make such preemptive rights available to holders of ADSs unless a registration statement under the Securities Act is effective with respect to the underlying shares or an exemption from the registration requirements thereunder is available.

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

Under Chilean law, preemptive rights are exercisable or freely transferable by shareholders during a period that cannot be less than 30 days following the grant of such rights. During such period, and for an additional 30-day period thereafter, a Chilean corporation is not permitted to offer any unsubscribed shares for sale to third parties on terms which are more favorable than those offered to its shareholders. At the end of such additional 30-day period, a Chilean open stock corporation is authorized to sell unsubscribed shares to third parties on any terms, provided they are sold on a Chilean stock exchange. Unsubscribed shares that are not sold on a Chilean stock exchange can be sold to third parties only on terms no more favorable for the purchaser than those offered to shareholders.

Description of American Depositary Shares

This section summarizes all of the material provisions of the Amended and Restated Deposit Agreement, dated as of August 1, 2002, among Banco Santander-Chile (formerly known as Banco Santiago), The Bank of New York, as depositary, and the holders of ADRs from time to time pursuant to which the American Depositary Receipts (which we refer to as ADRs) were issued. We refer to this agreement as the “deposit agreement.” We do not, however, describe every aspect of the deposit agreement. You should read the deposit agreement for a more detailed description of the terms of the ADRs. Additional copies of the deposit agreement are available for inspection at the Corporate Trust Office of the depositary, which is presently located at 101 Barclay Street, New York, New York 10286.

American Depositary Receipts

The depositary will issue ADRs evidencing American depositary shares (which we refer to as ADSs) pursuant to the deposit agreement. Each ADS will represent 1,039 shares of our common stock deposited with us, as custodian. An ADR may represent any number of ADSs. Only persons in whose names ADRs are registered on the books of the depositary will be treated by the depositary and us as holders of ADRs.

Pursuant to the terms of the deposit agreement, holders, owners and beneficial owners of ADRs will be subject to any applicable disclosure requirements regarding acquisition and ownership of shares of common stock or ADSs representing shares of our common stock as are applicable pursuant to the terms of our estatutos or Chilean laws, as each may be amended from time to time. See “—Ownership Restrictions” for a description of the disclosure requirements applicable to shares of common stock and the consequences of noncompliance. The depositary has agreed, subject to the terms and conditions of the deposit agreement, to comply with our instructions as to such requirements.

Deposit and Withdrawal of Common Stock

Upon written order of the depositor, the depositary will execute and deliver to the persons specified in the written order, an ADR or ADRs registered in the name of such person or persons for the number of ADSs issuable in respect of such deposit, subject to the terms of the deposit agreement and upon the:

·	deposit with the custodian of the required number of shares of common stock accompanied by any appropriate instrument of transfer or endorsement in the form satisfactory to the custodian;

·	delivery of such certifications and payments as may be required by the custodian or the depositary;

·	payment of the required fees, charges and taxes; and

·
if required by the depositary and as applicable, the delivery to the depositary of an agreement or instrument providing full transfer to the custodian or its nominee of any dividend or right to subscribe shares or to receive other property or the proxy or proxies entitling the custodian to vote on the shares.

The execution and delivery of the ADRs will take place at any of the depositary’s designated transfer offices.

The depositary will not accept for deposit any shares of common stock unless it receives evidence of necessary regulatory approvals, if any.

The depositary may issue ADRs against rights to receive shares from us, any of our agents or a central clearing agency approved in writing by us. The depositary may issue ADRs against other rights to receive shares only if:

·	such other rights are fully collateralized (marked-to-market daily) with cash or U.S. government securities until such shares of common stock are deposited;

·
each applicant for such ADRs represents in writing that it owns such shares, has assigned all beneficial right, title and interest in such shares to the depositary and will hold such shares for the account of the depositary until delivery of the shares following the depositary’s request;

·	such transaction may be terminated by the depositary on no more than five business days’ notice; and

·
all ADRs issued against rights to receive shares represent no more than 20.0% of the shares actually deposited. The depositary may retain any compensation received by it in connection with these transactions, including without limitation, earnings on such collateral.

Notwithstanding any other provisions of the deposit agreement or the ADR to the contrary, holders of ADRs are entitled to withdraw the deposited shares at any time, subject only to:

·	temporary delays caused by closing the transfer books of the depositary or us;

·	temporary delays caused by the deposit of shares of common stock in connection with voting at a shareholders’ meeting or the payment of dividends;

·	the payment of fees, taxes and similar charges; and

·	compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of the deposited shares.

ADR holders are entitled to receive from the custodian’s office in Chile, after they surrender ADRs at the depositary’s office and pay any fees, governmental charges and taxes provided in the deposit agreement:

·	the deposited shares;

·	any other property that the surrendered ADRs evidence the right to receive; and

·
a certificate from the custodian stating that the applicable deposited shares are being transferred to the person or persons specified by the surrendering holder and that the depositary waives in favor of such person the right of access to the formal exchange market relating to such withdrawn shares.

At its discretion, the depositary may deliver the property that the ADR holders surrendering ADRs have the right to receive (other than the certificates representing the shares) at its office. At the request, risk and expense of the ADR holder surrendering ADRs, deposited shares and other proper documents of title may be forwarded from our office in Chile to the depositary’s office for delivery to the surrendering holders. In the event the depositary determines that there is a reasonable possibility that a tax would be imposed upon the withdrawal of shares in exchange for surrendered ADRs, it may require that the withdrawing investor provide satisfactory security to it in an amount sufficient to cover the estimated amount of the tax.

Dividends, Other Distributions and Rights

The depositary is required to convert promptly into dollars and transfer to the United States all cash dividends and other cash distributions denominated in Chilean pesos (or any other currency other than dollars) that it receives in respect of the deposited shares, to the extent that it can do so on a reasonable basis and subject to Chilean law and the Foreign Investment Contract. The depositary is also required to distribute the amount received in dollars to the holders of ADRs upon an averaged or other practicable basis without regard to any distinctions among holders on account of exchange restrictions or the date of delivery of any ADR or ADRs or otherwise. The amount distributed by the depositary will be reduced by any amounts to be withheld by us, the depositary or by us acting as custodian, including amounts on account of any applicable taxes and certain other expenses. For further information regarding applicable taxes, see “—Taxation.”

If the depositary determines that in its judgment any currency other than dollars received by it cannot be converted on a reasonable basis and transferred, or if the Foreign Investment Contract shall cease to be in effect or the rights of the depositary thereunder shall be restricted or suspended, the depositary, may after consultation with us, distribute such foreign currency received by it or hold such foreign currency (without liability for interest) for the respective accounts of the ADR holders entitled to receive the same.

If we declare a dividend in or free distribution of additional shares, the depositary may (with our approval) and shall (if we so request), distribute to the ADR holders (in proportion to the number of ADSs evidenced by their respective ADRs) additional ADRs evidencing an aggregate number of ADSs that represents the number of shares of common stock received in such dividend or free distribution. Instead of delivering ADRs of fractional ADSs, the depositary will sell the amount of shares represented by the aggregate of such fractions and will distribute the net proceeds to holders of ADRs in accordance with the deposit agreement. If additional ADRs (other than ADRs for fractional ADSs) are not so distributed, each ADS shall thereafter also represent the additional shares distributed.

If we offer (or cause to be offered) to the holders of shares any rights to subscribe for additional shares of common stock or any rights of any other nature, the depositary shall, after consultation with us, have discretion:

·	as to the procedure followed to make such rights available to ADR holders;

·	in disposing of such rights for the benefit of such owners and making the net proceeds available in dollars to holders; or

·
if the depositary may not make such rights available or dispose of such rights and make the proceeds available, allowing the rights to lapse unexercised (without incurring liability to any person as a consequence thereof);

provided that the depositary will, at our request, either:

·
if it determines that it is lawful and feasible to do so, make such rights available to ADR holders by means of warrants or employ such other method as it may deem feasible in order to facilitate the exercise, sale or transfer of rights by such holder; or

·
sell such rights or warrants or other instruments at public or private sale, at such place or places and upon such terms as it may deem proper, and allocate the net proceeds of such sales for the account of the owners of ADRs otherwise entitled upon an averaged or other practicable basis without regard to any distinctions among holders on account of exchange restrictions or the date of delivery of an ADR or ADRs or otherwise.

Conversion of such net proceeds from pesos to dollars is subject to the terms and conditions of the Foreign Investment Contract, including presentation to the Central Bank of a request for access to the Formal Exchange Market.

In this regard, we may, in our sole discretion, decide not to register the securities to which such rights relate under the Securities Act where such registration may be required in connection with the offer or sale of such securities. In this case, ADR holders would not be permitted to purchase such securities or otherwise exercise such rights and the depositary would, to the extent possible, dispose of such rights for the account of such holders as provided above. Such a disposal or rights may reduce the equity interest that ADR holders have in us.

If the depositary determines that any distribution of property other than cash (including shares of common stock or rights to subscribe therefor) is subject to any tax or governmental charge that it is obligated to withhold, the depositary may dispose of all or a portion of such property in such amounts and in such manner as it deems necessary and practicable to pay such taxes or governmental charges. The depositary will distribute the net proceeds of any such sale or the balance of any such property after deduction of such taxes or governmental charges to the ADR holders.

Upon any split, consolidation, cancellation or any other reclassification of shares of common stock, or upon any recapitalization, reorganization, merger or consolidation or sale of assets affecting us, or to which we are a party, any securities that shall be received by the depositary or the custodian in respect of shares shall be treated as newly deposited shares under the deposit agreement, and ADSs shall from then on represent the right to receive the securities so received, except when (1) additional ADRs (as in the case of a stock dividend), or (2) the depositary calls for the surrender of outstanding ADRs to be exchanged for new ADRs.

Record Dates

Whenever any distribution is being made upon deposited shares of common stock, or whenever the depositary shall receive notice of any meeting of holders of shares or whenever the depositary shall find it necessary or convenient in connection with the giving of any notice, solicitation or any consent or any other matter, the depositary will fix, by notice to ADR holders and to us, a record date (which, to the extent practicable, shall be the same as the corresponding record date set by us or otherwise shall be the earliest practicable day thereafter) for the determination of the ADR holders who are entitled to receive such dividend, distribution or rights, or net proceeds of the sale thereof, to exercise the rights of ADR holders with respect to such changed number of shares, or to give instructions for the exercise of voting rights, if any, at any such meeting, subject to the provisions of the deposit agreement.

Voting of the Underlying Deposited Securities

When the depositary receives any notice of a meeting of holders of common stock, it will mail to all ADR holders a notice containing:

·	the information included in such notice received by it;

·
a statement that each holder as of a specified record date will be entitled, subject to Chilean law and the provisions of or governing the deposited shares, to instruct the depositary as to the exercise of the voting rights, if any, pertaining to the deposited shares represented by ADSs evidenced by such holder’s ADRs; and

·	a statement as to the manner in which each such holder of ADRs may instruct the depositary to exercise any right to vote held by such holder.

See “—Meetings and Voting Rights.” The holders of ADRs at the close of business on the date specified by the depositary are entitled, subject to any applicable provisions of Chilean law, our bylaws or the shares, to instruct the depositary how to exercise the voting rights, if any, pertaining to the shares represented by their ADSs. The depositary will endeavor, insofar as practicable and permitted under Chilean law and the shares, to vote the shares so represented in accordance with any such written instructions of holders of ADRs. The depositary may not itself exercise any voting discretion over any shares. If the depositary does not receive instructions from a holder of ADRs, the depositary shall deem such holder to have instructed it to give discretionary proxy to a person designated by us to vote the underlying shares.

Reports and Notices

The depositary will mail ADR holders any reports and communications received from us that are made generally available to holders of shares of common stock. The depositary will also send to ADR holders copies or summaries of such reports when furnished by us.

On or before the first date notice is given by us, by publication or otherwise, of any meeting or adjournment of a meeting of shareholders or of the taking of any action by shareholders other than at a meeting, or the making of any distribution on or offering of rights in respect of the deposited shares, we will send the depositary a copy of the notice in the form given or to be given to holders of shares. The depositary will arrange for the mailing to all ADR holders of a notice containing the information (or a summary of the information) contained in any notice of a meeting of holders of shares it receives.

Amendment and Termination of the Deposit Agreement

The form of the ADRs and the deposit agreement may at any time be amended by an agreement between us and the depositary. Any amendment that imposes or increases any fees or charges (other than the fees of the depositary for the execution and delivery or the cancellation of ADRs and taxes and other governmental charges), or that otherwise prejudices any substantial existing right of ADR holders, will not take effect as to outstanding ADRs until the expiration of 30 days after notice of such amendment has been given to the holders of outstanding ADRs. Every holder of an ADR at the time such amendment becomes effective will be deemed, by continuing to hold such ADR, to consent and agree to such amendment and to be bound by the deposit agreement as amended. Except in order to comply with mandatory provisions of applicable law, in no event may any amendment impair the right of any ADR holder to surrender his ADR and receive therefor the shares and other property represented by it.

Whenever so directed by us, the depositary will terminate the deposit agreement by mailing notice of such termination to the holders of all ADRs at least 30 days prior to the date fixed in such notice for termination. The depositary may likewise terminate the deposit agreement at any time 90 days after it has delivered to us a notice of its election to resign, provided that a successor depositary shall not have been appointed and accepted its appointment as provided in the deposit agreement.

If any ADRs remain outstanding after the date of termination, the depositary will:

·	discontinue the registration of transfer of ADRs;

·	suspend the distribution of dividends to the holders thereof; and

·	not give any further notices or perform any further acts under the deposit agreement, except

·	the collection of dividends and other distributions pertaining to the shares of common stock and any other property represented by such ADRs;

·	the sale of rights as provided in the deposit agreement; and

·
the delivery of shares, together with any dividends or other distributions received with respect thereto and the net proceeds of the sale of any rights or other property, in exchange for surrendered ADRs.

As soon as practicable after the one year anniversary of any date of termination, the depositary shall sell the shares and any other property represented by any ADRs that have not been surrendered and hold the net proceeds in a segregated account, together with any other cash then held, without liability for interest, in trust for the pro rata benefit of ADR holders that have not surrendered their ADRs. After making such sale, the depositary shall be discharged from all obligations to us, except for certain indemnification and accounting obligations. Upon termination of the deposit agreement, we will also be discharged from all obligations thereunder, except for certain obligations to the depositary.

Charges of Depositary

The depositary will charge anyone to whom ADRs are delivered and anyone who surrenders ADRs $5.00 per 100 ADSs (or portion thereof) so issued or surrendered.

We will pay certain other charges of the depositary under the deposit agreement, except for:

·	taxes and other governmental charges (which are payable by ADR holders and persons depositing shares);

·	any applicable share transfer or registration fees on deposit or withdrawal of shares (which are also payable by such holders and persons);

·	any applicable fees in connection with the execution, delivery, transfer or surrender of, or distributions on, ADRs (which are also payable by such holders and persons);

·	such cable, telex, facsimile transmission and delivery charges and such expenses as are expressly provided to be at the expense of such holders and persons; and

·
expenses that are paid or incurred by the depositary in connection with the conversion into dollars, pursuant to the deposit agreement, or any other currency received by the depositary in respect of the shares held on deposit (which are reimbursable to the depositary out of such dollars).

Liability of Holders for Taxes or Other Charges

Any tax or other governmental charge or expense (including, without limitation, any Chilean tax on a gain realized or deemed to be realized, upon the withdrawal or sale of shares of common stock or other property held by the custodian or depository in respect of such shares) payable by the custodian, the depositary or its nominee as the registered holder of any deposited shares represented by ADSs evidenced by any ADR shall be payable by the holder of such ADR to the depositary. The depositary may refuse to effect registration of transfer and withdrawal of shares underlying such ADR until such payment is made, and may withhold any dividends or other distributions or may sell for the account of the holder thereof any part or all of the deposited shares underlying such ADR and may apply such dividends or distributions or the proceeds of any such sale in payment of any such tax or other governmental charge or expense, the holder of such ADR remaining liable for any deficiency.

Transfer of American Depositary Receipts

The ADRs are transferable on the books of the depositary, provided that the depositary may close the transfer books, at any time and from time to time, when deemed expedient by it in connection with the performance of its duties or at our request. The depositary or the custodian may require payment from the person presenting an ADR or the depositor of the shares of a sum sufficient to reimburse it for any tax or other governmental charge, and any stock transfer or registration fee with respect thereto and payment of any applicable fees payable by the holders of ADRs as a condition to the execution and delivery, registration of transfer, split-up, combination or surrender of any ADR or transfer and withdrawal of shares of common stock.

The depositary may refuse to deliver ADRs, register the transfer of any ADR or make any distribution of, or related to, shares until it has received such proof of citizenship, residence, exchange control approval, payment of all applicable Chilean taxes or other governmental charges, legal or beneficial ownership or other information as it may deem necessary or proper or as we may require by written request to the depositary. The execution and delivery or transfer of ADRs generally may be suspended during any period when our transfer books or the transfer books of the depositary are closed or if deemed necessary or advisable by us or the depositary. ADR holders may inspect the transfer books of the depositary at any reasonable time, provided that such inspection shall not be for the purpose of communicating with other holders of the ADRs in the interest of a business or object other than our business or a matter related to the deposit agreement or the ADRs.

General

Neither we nor the depositary will be liable to the holders of ADRs if prevented or delayed in performing their obligations under the deposit agreement by any present or future law, regulation, decree, order or other action of the United States, Chile or any other country, or of any other governmental authority (including any action that may constitute a breach by the Central Bank of its obligation under the Foreign Investment Contract), or by reason of any provision, present or future, of the Foreign Investment Contract, or by reason of any act of God, war or circumstances beyond their control or in the case of the depositary, any provision of our bylaws or of the securities deposited. Our obligations and those of the depositary are expressly limited to performing their respective duties specified therein without negligence or bad faith.

So long as any ADRs or ADSs are listed on one or more stock exchanges, the depositary will act as registrar or, with our approval, appoint a registrar or one or more co-registrars, for registration of such ADRs in accordance with any requirements of such exchanges. Such registrars or co-registrars shall, upon our request, and may, with our approval, be removed and a substitute or substitutes appointed by the depositary. The depositary will periodically furnish the Chilean Superintendency of Banks with the list of the registered holders of ADRs and a list of all beneficial owners who do not object to the disclosure of this information.

ADS holders are subject to certain provisions of the rules and regulations promulgated under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, and to the regulations of the Chilean Superintendency of Banks relating to the disclosure of interests in the shares of common stock. Any ADS holder who has or comes to have a directly or indirectly, an interest of 5.0% (or such other percentage as may be prescribed by law or regulation) or more of our outstanding shares must:

·	under the Exchange Act, within 10 days after acquiring such interest and thereafter upon certain changes in such interests, notify us as required by such rules and regulations; and

·
under regulations of the Chilean Superintendency of Banks, within 15 days after acquiring such interest, send to us a notarized declaration as to the number of shares and ADSs beneficially owned by it and commit to report to us any subsequent acquisitions of shares or ADSs.

In addition, ADR holders are subject to the reporting requirements contained in Articles 12 and 54 and Titles XV and XXV of the Chilean Securities Market Law and Article 16 bis of the General Banking Law and the ownership limitations of Articles 35 bis and 36 of the General Banking Law (which provisions may apply when a holder beneficially owns or intends to purchase 10.0% or more of our shares or has the intention of taking control of us).

ADS holders who beneficially own more than 1.0% of the shares of common stock are also subject to the presumption created by Article 84 No. 2 of the General Banking Law that such owners are related parties to the Bank, and are thus subject to certain restrictions on the amounts and terms of loans made by banks to related parties.

Valuation of Underlying Shares for Chilean Law Purposes

For all purposes of valuation under Chilean law, the acquisition value of the shares of common stock delivered to any holder upon surrender of ADRs shall be the highest reported sale price of the shares on the Santiago Stock Exchange on the day during which the transfer of the shares is recorded under the name of such holder. In the event that no such sale price is reported by such Exchange during that day, the value shall be deemed to be the highest trade price on the day during which the last trade took place. However, if 30 or more days have elapsed since the last trade, such value shall be adjusted in accordance with the variation of the Chilean consumer price index during the period since such last trade date.

C.     Material Contracts

On June 30, 2000, we entered into a long-term contract with IBM for the operation of certain of our systems. On October 15, 2002, this contract was amended as a result of the merger. IBM provides us with information technology services and hardware infrastructure to run our core transactional systems. We signed a contract with

IBM for such activities which expires in 2012, pursuant to which we agreed to pay IBM approximately US$10 million per year for five years.  At December 31, 2006, aggregate remaining payments were expected to total US$44.4 million over the life of the contract, including taxes.

In the fourth quarter of 2003, the Bank and Almacenes París, the third largest retailer in Chile, announced a strategic alliance to strengthen commercial synergies between both entities and offer exclusive benefits to their clients. This alliance was consummated in December 2004 when Santander-Chile transferred to Empresas París part of the financial assets and branch network of Santander-Chile’s Santiago Express division, along with this division’s personnel, which became Banco París. In addition, the Bank transferred Ch$120,808 million (US$226 million) in assets to Empresas París, generating a profit of Ch$23,093 million (US$43.2 million) recorded in non-operating income in 2004.

In December 2003, we signed an agreement with Altec, Banco Santander Central Hispano’s systems management company for Latin America, in order to outsource certain system management functions. This contract has a term of three years commencing on January 1, 2004. The main services Altec provides to us are development and maintenance of applications and systems technology and engineering.  Pursuant to this contract, We pay Altec certain service fees comprising of fixed charges and variable charges.  The current service rates effective 2007 include annual fixed charges in a total amount of UF24,186 (Ch$443.3 million or US$829,856) and variable rates ranging from UF0.90 to UF0.95 per hour.

In August 2005, the Bank entered into a contract with the Sociedad Operadora de la Cámara de Compensación de Pagos de alto Valor S.A. (ComBanc) in order to participate in the “Servicio Cámara de Compensación de Pagos de Alto Valor”, which is an electronic clearing system for transactions for large movements between demand deposit accounts. The Bank must pay fixed and variable fees for participating in this system. The fixed fee was UF243 (Ch$4.5 million or US$8,337). The variable fee depends on the Bank’s market share in demand deposits and was UF1,339 (Ch$24.6 million or US$45,941) at December 31, 2006.

In February 2007, the Bank agreed to pledge its shares in Administrador Financiero de Transantiago ("AFT") in favor of the service providers of Santiago’s new public transportation system, TransSantiago. AFT is the company in charge of administering the finances of the new transportation system, TransSantiago, and all shareholders in AFT had to pledge their shares to the service providers.  This pledge was approved by our shareholders at a special Shareholders’ Meeting held on April 24, 2007.  The book value of the Bank’s investment in AFT was US$2.2 million at December 31, 2006.

D.     Exchange Controls

The Central Bank is responsible for, among other things, monetary policies and exchange controls in Chile. Appropriate registration of a foreign investment in Chile grants the investor access to the Formal Exchange Market. See“Item 3: Key Information—A. Selected Financial Data—Exchange Rates.” Foreign investments can be registered with the Foreign Investment Committee under Decree Law No. 600 or can be registered with the Central Bank under the Central Bank Act. The Central Bank Act is an organic constitutional law requiring a “special majority” vote of the Chilean Congress to be amended.  Since April 18, 2001, all exchange controls in Chile have been eliminated.

Previously, Chilean law mandated that holders of shares of Chilean companies that were not residents of Chile register as foreign investors under one of the foreign investment regimes contemplated by Chilean law in order to receive dividends, sale proceeds or other amounts with respect to their shares remitted outside Chile through the Formal Exchange Market. Under the Foreign Investment Contract (as defined herein), the Depositary, on behalf of ADS holders, is granted access to the Formal Exchange Market to convert cash dividends from Chilean pesos to U.S. dollars and to pay such U.S. dollars to ADS holders outside Chile, net of taxes, and no separate registration by ADR holders is required. As of April 19, 2001, the Central Bank deregulated the Exchange Market, eliminating the need to obtain approval from the Central Bank in order to remit dividends, but at the same time eliminating the possibility of guaranteeing access to the Formal Exchange Market. It is important to point out that this does not affect the current Foreign Investment Contract, which was signed prior to April 19, 2001 and still permits access to the Formal Exchange Market based on the prior approval of the Central Bank. Therefore the holders of ADRs of

Santander-Chile are still subject to the Foreign Investment Contract, including its clauses referring to the prior exchange rules including the now extinct Chapter XXVI of the Compedium.

E.     Taxation

The following discussion summarizes certain material Chilean tax and United States federal income tax consequences to beneficial owners arising from the purchase, ownership and disposition of the ADSs. The summary does not purport to be a comprehensive description of all potential Chilean tax and United States federal income tax considerations that may be relevant to a decision to purchase, own or dispose of the ADSs and is not intended as tax advice to any particular investor. This summary does not describe any tax consequences arising under the laws of any state, locality or other taxing jurisdiction other than Chile and the United States. There is currently no income tax treaty between the United States and Chile.

Material Tax Consequences of Owning Shares of Our Common Stock or ADSs

Chilean Taxation

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

For purposes of this summary, the term “Foreign Holder” means either (1) in the case of an individual, a person who is not resident or domiciled in Chile (for purposes of Chilean taxation, (a) an individual holder is resident in Chile if he or she has resided in Chile for more than six months in one calendar year, or a total of more than six months in two consecutive fiscal years and (b) an individual is domiciled in Chile if he or she resides in Chile with the actual or presumptive intent of staying in Chile); or (2) in the case of a legal entity, a legal entity that is not domiciled in Chile, unless the shares of Santander-Chile’s common stock or ADSs are assigned to a branch or a permanent establishment of such entity in Chile.

Taxation of Dividends

Cash dividends paid by Santander-Chile with respect to shares of its common stock held by a Foreign Holder, including shares represented by ADSs, will be subject to a 35% Chilean withholding tax, which is withheld and paid over by Santander-Chile (the “Withholding Tax”). If Santander-Chile has paid corporate income tax (the “First Category Tax”) on the income from which the dividend is paid, a credit for the First Category Tax effectively reduces the rate of Withholding Tax. When a credit is available, the Withholding Tax is computed by applying the 35% rate to the pre-tax amount needed to fund the dividend and then subtracting from the tentative withholding tax so determined the amount of First Category Tax actually paid on the pre-tax income. For purposes of determining the rate at which First Category Tax was paid, dividends are treated as paid from Santander-Chile’s oldest retained earnings.

The effective rate of Withholding Tax to be imposed on dividends paid by Santander-Chile will vary depending upon the amount of First Category Tax paid by Santander-Chile on the earnings underlying the dividends. The effective rate for the First Category Tax attributed to earnings generated during the fiscal year 2004 and onwards is 17.0%. Full applicability of the First Category Tax credit at the 17.0% rate results in an effective Withholding Tax rate of 2l.7%. Consequently, the Withholding Tax rate with respect to dividends fluctuates between 21.7% and 35.0%, depending on whether or not we are subject to the First Category Tax.

The example below illustrates the effective Chilean Withholding Tax burden on a cash dividend received by a Foreign Holder, assuming a Withholding Tax rate of 35%, an effective First Category Tax rate of 17% and a distribution of all of the net proceeds available after payment of the First Category Tax.

Taxable income	US$ 100
First Category Tax (17% of US$100)	(17)
Net proceeds available	83
Dividend payment	83
Withholding Tax (35% of the sum of the dividend (US$83) and the available First Category Tax credit (US$17)	(35)
First Category Tax credit	17
Payable Withholding Tax	(18)
Net dividend received	65(83-18)
Effective dividend withholding tax rate	21.7%
(18/83)

Dividend distributions made in kind would be subject to the same Chilean tax rules as cash dividends. Stock dividends are not subject to Chilean taxation. The distributions of preemptive rights relating to shares of common stock will not be subject to Chilean taxation.

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

Gain recognized on a sale or exchange of shares of common stock (as distinguished from sales or exchanges of ADSs representing such shares of common stock) by a Foreign Holder will be subject to both the First Category Tax and the Chilean withholding tax (the former being creditable against the latter) if (1) the Foreign Holder has held such shares of common stock for less than one year since exchanging ADSs for the shares of common stock, (2) the Foreign Holder acquired and disposed of the shares of common stock in the ordinary course of its business or as a regular trader of stock or (3) the sale is made to a company in which the Foreign Holder holds an interest. In all other cases, gain on the disposition of shares of common stock will be subject only to the First Category Tax levied as sole tax. The sale of shares of common stock by a Foreign Holder to an individual or entity resident or domiciled in Chile is subject to a provisional withholding.  Such a provisional withholding will be equal to (i) 5% of the amount, without any deduction, paid to, credited to, account for, put at the disposal of, or corresponding to, the Foreign Holder if the transaction is subject to the First Category Tax as sole tax, unless the gain subject to taxation can be determined, case in which the withholding is equal to 17% on the gain, or (ii) 20% of the amount, without any deduction, paid to, credited to, account for, put at the disposal of, or corresponding to, the Foreign Holder if the transaction is subject to the First Category Tax, and the Chilean withholding tax, with a credit of the First Category Tax already paid. For income tax purposes, the capital gain shall be the difference between the sales price and the acquisition cost of the stock.  The tax basis of shares of common stock received in exchange for ADSs will be the acquisition value of such shares. The valuation procedure set forth in the deposit agreement, which values shares of common stock that are being exchanged at the highest price at which they trade on the Santiago Stock Exchange on the date of the exchange, generally will determine the acquisition value for this purpose. Consequently, the conversion of ADSs into shares of common stock and sale of such shares of common stock for the value established under the deposit agreement will not generate a capital gain subject to taxation in Chile.

In the case where the sale of the shares is made on a day that is different than the date on which the exchange is recorded, capital gains subject to taxation in Chile may be generated. On October 1, 1999, the Chilean Internal Revenue Service issued Ruling No. 3708 whereby it allowed Chilean issuers of ADSs to amend the deposit agreements to which they are parties in order to include a clause that states that, in the case that the exchanged shares are sold by the ADSs’ holders in a Chilean Stock Exchange, either on the same day in which the exchange is recorded in the shareholders’ registry of the issuer or the two prior business days to such date, the acquisition price of such exchanged shares shall be the price registered in the invoice issued by the stock broker that participated in the sale transaction. Consequently, because we have included this clause in the form of ADR attached to the deposit agreement, the capital gain that may be generated if the shares received in exchange for ADSs were sold within two days prior to the date on which the exchange is recorded, will not be subject to taxation.

The distribution and exercise of preemptive rights relating to the shares of common stock will not be subject to Chilean taxation. Cash amounts received in exchange for the shares or assignment of preemptive rights relating to the shares will be subject to both the First Category Tax and the Chilean withholding tax (the former being creditable against the latter to the extent described above).

In certain cases and provided certain requirements are met, capital gains realized on the sale of actively traded stock of Chilean public companies may be exempt from Chilean income taxes. Our stock is currently considered an actively traded stock in the Santiago Stock Exchange, and Foreign Holders of the stock may qualify for an income tax exemption. Foreign Holders are urged to consult with their own tax advisors to determine whether an exemption applies to them.

Other Chilean Taxes

No Chilean inheritance, gift or succession taxes apply to the transfer or disposition of the ADSs by a Foreign Holder, but such taxes generally will apply to the transfer at death or by gift of shares of Santander-Chile’s common stock by a Foreign Holder. No Chilean stamp, issue, registration or similar taxes or duties apply to Foreign Holders of shares or ADSs.

Withholding Tax Certificates

Upon request, Santander-Chile will provide to foreign holders appropriate documentation evidencing the payment of Chilean withholding taxes. For further information, the investor should contact:  Robert Moreno, rmorenoh@santander.cl.

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

U.S. Federal Income Tax Considerations

The following is a discussion of material U.S. federal income tax consequences of purchasing, owning and disposing of shares or ADSs, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to acquire such securities. The discussion applies only if you hold shares or ADSs as capital assets for tax purposes and it does not address special classes of holders, such as:

·	certain financial institutions;

·	insurance companies;

·	dealers and traders in securities or foreign currencies;

·	persons holding shares or ADSs as part of a hedge, straddle or conversion transaction;

·	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

·	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

·	persons liable for the alternative minimum tax;

·	tax-exempt organizations; or

·	persons holding shares or ADSs that own or are deemed to own ten percent or more of our voting stock.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decision and final, temporary and proposed Treasury regulations, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. It is also based in part on representations by the depositary and assumes that each obligation under the Deposit Agreement and any related agreement will be performed in accordance with its terms. Please consult your own tax advisers concerning the U.S. federal, state, local and foreign tax consequences of purchasing, owning and disposing of shares or ADSs in your particular circumstances.

The discussion below applies to you only if you are a beneficial owner of shares or ADSs and are for U.S. federal tax purposes:

·	a citizen or resident of the United States;

·	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; or

·	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

In general, if you hold ADSs, you will be treated as the holder of the underlying shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if you exchange ADSs for the underlying shares represented by those ADSs.

The U.S. Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits for holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the analysis of the creditability of Chilean taxes and the availability of the reduced rate for dividends received by certain non-corporate holders, each described below, could be affected by future actions that may be taken by the parties to whom the ADSs are pre-released.

Taxation of Distributions

Distributions paid on ADSs or shares, other than certain pro rata distributions of common shares or rights, will be treated as dividends to the extent paid out of current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Since we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, U.S. holders will generally be required to treat such distributions as taxable dividends. Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, under current law, certain dividends paid by qualified foreign corporations to certain non-corporate U.S. Holders in taxable years beginning before January 1, 2011, are taxable at a maximum rate of 15%. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid on stock which is readily tradable on a securities market in the United States, such as the New York Stock Exchange where our ADSs are traded. You should consult your own tax advisers to determine whether the favorable rates may apply to dividends you receive and whether you are subject to any special rules that limit your ability to be taxed at this favorable rate.   The amount of the dividend will include any amounts withheld by us or our paying agent in respect of Chilean taxes at the effective rate as described above under “—Chilean Taxation.” The amount of the dividend will be treated as foreign source dividend income to you and will not be eligible for the dividends received deduction generally allowed to U.S. corporations under the Code.

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

Subject to applicable limitations that may vary depending upon your circumstances and the discussion above regarding concerns expressed by the U.S. Treasury, Chilean taxes withheld from cash dividends on shares or ADSs at the withholding tax rate, reduced in respect of any First Category Tax, as described above under “ —Chilean Taxation,” generally will be creditable against your U.S. federal income tax liability. The limitation on foreign taxes eligible for credit is determined separately with respect to specific classes of income. Instead of claiming a credit, you may, at your election, deduct such Chilean taxes in computing your taxable income, subject to generally applicable limitations under U.S. law. You should consult your own tax advisers to determine whether you are subject to any special rules that limit your ability to make effective use of foreign tax credits.

Sale and Other Disposition of Shares or ADSs

For U.S. federal income tax purposes, gain or loss you realize on the sale or other disposition of shares or ADSs generally will be capital gain or loss, and will be long-term capital gain or loss if you held the shares or ADSs for more than one year. The amount of your gain or loss will be equal to the difference between your tax basis in the shares or ADSs disposed of and the amount realized on the disposition. Such gain or loss will generally be U.S. source gain or loss for foreign tax credit purposes. Consequently, you may not be able to utilize a credit for Chilean withholding taxes imposed on gain from shares or ADSs.  You should consult your own tax advisers regarding the availability of foreign tax credits upon the sale or other disposition of your shares or ADSs.

Passive Foreign Investment Company Rules

Based on proposed Treasury regulations (“Proposed Regulations”), we believe that we were not a “Passive Foreign Investment Company” (“PFIC”) for U.S. federal income tax purposes for the year ended December 31, 2006, and we do not anticipate becoming a PFIC thereafter.  However, since the Proposed Regulations may not be finalized in their current form and since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among others, less than 25 percent owned equity investments) from time to time, there can be no assurance that we will not be considered a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which you held an ADS or a share, certain adverse tax consequences could apply to you.

If we are treated as a PFIC for any taxable year, gain recognized by you on a sale or other disposition of an ADS or share would generally be allocated ratably over your holding period for the ADS or share. The amounts allocated to the taxable year of the sale or other exchange and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the amount allocated to such taxable year. Further, any distribution in respect of ADSs or shares in excess of 125 percent of the average of the annual distributions on ADSs or shares received by you during the preceding three years or your holding period, whichever if shorter, would be subject to taxation as described above. Certain elections may be available (including a mark to market election) to you that may help mitigate the adverse tax consequences. In addition, if we were to be treated as a PFIC in a taxable year in which we pay a dividend or the prior taxable year, the 15% dividend rate discussed above with respect to dividends paid to non-corporate shareholders would not apply.

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

The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

F.     Dividends and Paying Agents

Not applicable.

G.     Statement by Experts

Not applicable.

H.    Documents on Display

The documents concerning Santander-Chile which are referred to in this Annual Report may be inspected at our offices at Bandera 140 Santiago, Chile. We are, and Santiago and Old Santander-Chile were, subject to the information reporting requirements of the Exchange Act, except that, as a foreign issuer, we are not subject to the proxy rules or the short-swing profit and disclosure rules of the Exchange Act. In accordance with these statutory requirements, we file or furnish reports and other information with the SEC. Reports and other information filed or furnished by us with the SEC may be inspected and copied at the public reference room maintained by the SEC at 100 F street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Section by calling the SEC at 1-800-732-0330. Our filings with the SEC are also available through the SEC'S Internet site at http://www.sec.gov and can also be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

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

The principal types of risk inherent in Santander-Chile’s business are market, liquidity, operational and credit risks. The effectiveness with which we are able to manage the balance between risk and reward is a significant factor in our ability to generate long term, stable earnings growth. Toward that end, our senior management places great emphasis on risk management.

Market Risk

Market risk is the risk of losses due to unexpected changes in interest rates, foreign exchange rates, inflation rates and other rates or prices. We are exposed to market risk mainly as a result of the following activities:

·	trading in financial instruments, which exposes us to interest rate and foreign exchange rate risk;

·	engaging in banking activities, which subjects us to interest rate risk, since a change in interest rates affected gross interest income, gross interest expense and customer behavior;

·	engaging in banking activities, which exposes us to inflation rate risk, since a change in expected inflation affects gross interest income, gross interest expense and customer behavior;

·	trading in the local equity market, which subjects us to potential losses caused by fluctuations of the stock market; and

·	investing in assets whose returns or accounts are denominated in currencies other than the Chilean peso, which subjects us to foreign exchange risk between the Chilean peso and such other currencies.

Market Risk Exposure Categories

Inflation

Although Chilean inflation has been moderate in recent years, Chile has experienced high levels of inflation in the past. High levels of inflation in Chile could adversely affect the Chilean economy and have an adverse effect on our business, financial condition and results of operations. In 2006, inflation rate was 2.6%, compared to 3.7% in 2005 and 2.4% in 2004.

UF denominated assets and liabilities. The “Unidad de Fomento” (UF) is revalued in monthly cycles. On every day in the period beginning the tenth day of the current month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect each day a proportional amount of the prior calendar month’s change in the CPI. One UF equaled to Ch$17,317.05 at December 31, 2004, Ch$17,974.81 at December 31, 2005 and Ch$18,336.38 at December 31, 2006.  The effect of any changes in the nominal peso value of our UF denominated assets and liabilities is reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest revenue and expense, respectively. The majority of long-term bonds with a maturity greater than 5 years are denominated in UFs.

Peso Denominated Assets and Liabilities. Rates of interest prevailing in Chile during any period reflect in significant part the rate of inflation during the period and expectations of future inflation. All bonds with a maturity of up to 5 years are denominated in pesos.

Interest Rates

Interest rates earned and paid on Santander-Chile’s assets and liabilities reflect to a certain degree inflation and expectations regarding inflation as well as shifts in short term rates related to the Central Bank’s monetary policies. The Central Bank manages short term interest rates based on its objectives of balancing low inflation and economic growth. In 2006, the Central Bank last increased the reference rate on July 14, 2006 to 5.25%, but reduced it by 25 basis points to 5.0% in January 2007.

Foreign Exchange Fluctuations

Changes in the value of the Chilean peso against the U.S. dollar could adversely affect the financial condition and results of operations of Santander-Chile. Santander-Chile had a policy of minimizing the effect of the fluctuation of the exchange rate on its results and balance sheet. In 2004 and 2005, the Chilean peso appreciated 6.6% and 8.1% against the dollar, respectively.  In the year ended December 31, 2006, the Chilean peso depreciated 3.9% against the U.S. dollar.

Asset and Liability Management

Our policy with respect to asset and liability management is to capitalize on our competitive advantages in treasury operations, maximizing our net interest revenue and return on assets and equity with a view to limiting interest rate, liquidity and foreign exchange risks within the limits provided by Chilean banking regulations. Subject to these constraints, we constantly have mismatched positions with respect to interest rates and foreign currencies. Our asset and liability management policies are developed by ALCO following guidelines and limits established by our Board of Directors, Banco Santander Central Hispano’s Global Risk Department and our Market Risk and Control Department. The ALCO is composed of the Chairman of the Board, two additional members of the Board, the Chief Executive Officer, the Manager of the Finance Division, the Manager of Market Risk, the Financial Controller and other senior members of management. Senior members of Santander-Chile’s Finance Division meet daily and, on a formal basis, weekly with the Asset and Liabilities Management Committee and outside consultants. In addition, our Controller reports weekly on all of our positions to the ALCO. Our limits and positions are reported on a daily basis to Banco Santander Central Hispano’s Global Risk Department. The ALCO reports as often as deemed necessary to our Board of Directors. The risk limits set by the ALCO are implemented by our Finance Division and are controlled by the Market Risk and Control Department, which establishes guidelines and policies for risk management on a day-to-day basis. The composition of our assets, liabilities and shareholders’ equity at December 31, 2006 by currency and term is as follows:

	December 31, 2006
	Ch$	UF	Foreign Currencies	Total	Percentage
	(in millions of constant Ch$ as of December 31, 2006, except percentages)
Assets
Cash and due from banks	337,675	-	754,732	1,092,407	7.4%
Other assets:(1)
Less than one year	3,359,913	1,131,543	1,318,070	5,809,526	39.2%
From one to three years	604,810	836,978	75,903	1,517,691	10.2%
More than three years	929,043	4,736,150	184,613	5,849,806	39.4%
Bank premises and equipment and others	579,432	3,499	165,142	748,073	5.0%
Allowance for loan losses	(174,064)			(174,064)	(1.2%)

Total	5,636,809	6,708,170	2,498,460	14,843,439	100.0%

Percentage of total assets	38.0%	45.2%	16.8%	100.0%

Liabilities and Shareholders’ Equity
Non-interest-bearing deposits	2,155,828	169,961	157,208	2,482,997	16.7%
Other liabilities:(1)
Less than one year	3,790,326	1,944,785	2,186,874	7,921,985	53.4%
From one to three years	241,062	631,721	149,956	1,022,739	6.9%
More than three years	289,969	1,356,228	524,182	2,170,379	14.6%
Shareholders’ equity	959,757	-	-	959,757	6.5%
2006 net income	285,582	-	-	285,582	1.9%

Total	7,722,524	4,102,695	3,018,220	14,843,439	100.0%

Percentage of total liabilities and shareholders’ equity	52.0%	27.6%	20.4%	100.0%

(1)
Other assets include our rights under foreign exchange contracts, and other liabilities include our obligations under foreign exchange contracts. Mortgage finance bonds issued by us are included as other liabilities, and mortgage finance bonds held in our financial investment portfolio (issued by third parties) are included as other assets.

We have generally maintained more peso denominated liabilities than peso denominated assets and more UF-denominated assets than UF-denominated liabilities. In the context of a rising CPI, this has in the past had a positive impact on our net income by generating net income from adjustments of the UF that exceeds losses arising from price level restatements. This effect is expected to decrease significantly if rates of inflation decrease.

Interest Rate Sensitivity

A key component of our asset and liability policy is the management of interest rate sensitivity. Interest rate sensitivity is the relationship between market interest rates and net interest revenue due to the maturity or repricing characteristics of interest-earning assets and interest-bearing liabilities. For any given period, the pricing structure is matched when an equal amount of such assets and liabilities mature or reprice in that period. Any mismatch of interest-earning assets and interest-bearing liabilities is known as a gap position. A positive gap denotes asset sensitivity and means that an increase in interest rates would have a positive effect on net interest revenue while a decrease in interest rates would have a negative effect on net interest revenue.

Our interest rate sensitivity strategy takes into account not only the rates of return and the underlying degree of risk, but also liquidity requirements, including minimum regulatory cash reserves, mandatory liquidity ratios, withdrawal and maturity of deposits, capital costs and additional demand for funds. We monitor our maturity mismatches and manage them within established limits.

The following table sets forth the repricing of our interest-earning assets and interest-bearing liabilities at December 31, 2006 and may not reflect interest rate gap positions at other times. In addition, variations in interest rate sensitivity may exist within the repricing periods presented due to the differing repricing dates within the period. Variations may also arise among the different currencies in which interest rate positions are held.

As the following table reflects, we have a negative gap for most periods of one year or less as our main source of funding are short term time deposits. The majority of assets and liabilities with a maturity of 90 days or less are denominated in nominal pesos. Ninety days or more is also the most common repricing period for UF-denominated time deposits. In the case of interest-earning assets and interest-bearing liabilities denominated in UF, our exposure to changes in interest rates is reduced by the fact that a significant portion of the interest rate earned or paid on such assets or liabilities is indexed to reflect the effect of inflation, and as a result our gap position is limited to variations in the real interest rate among such assets and liabilities. Moreover, mortgage loans which have 8- to 20-year terms were generally financed through bonds issued for the same terms and in the same currency.

	As of December 31, 2006
	Up to 30 days	31-60 days	61-90 days	91-180 days	181-365 days	1-3 years	Over 3 years	Total
	(in millions of constant Ch$ as of December 31, 2006, except percentages)
Interest-earning assets:
Interbank deposits	144,666	-	-	-	-	-	-	144,666
Financial investments	236,145	125	11,149	7,267	59,206	309,949	391,535	1,015,376
Loans	1,881,622	423,772	371,530	796,436	783,394	1,846,630	4,084,480	10,187,864
Mortgage loans	5,865	4,676	4,658	14,219	27,899	101,096	327,436	485,849
Contingent loans	143,318	128,559	103,868	190,827	177,622	240,145	38,348	1,022,687
Past due loans	92,559	-	-	-	-	-	-	92,559

Total interest-earning assets	2,504,175	557,132	491,205	1,008,749	1,048,121	2,497,820	4,841,799	12,949,001

Interest-bearing liabilities:
Deposits	1,964,107	940,303	547,954	1,111,341	919,913	1,195,779	229,938	6,909,335
Central Bank borrowings	135,266	598	-	-	3,633	-	-	139,497
Balances under agreements to repurchase	19,820	109	-	-	-	-	-	19,929
Mortgage finance bonds	30,407	2,361	2,182	14,473	16,070	105,746	358,967	530,206
Other liabilities	164,789	50,803	47,415	225,078	323,549	310,328	810,567	1,932,529

Total interest-bearing liabilities	2,314,389	994,174	597,551	1,350,892	1,263,165	1,611,853	1,399,472	9,531,496

Asset/liability gap	189,786	(437,042)	(106,346)	(342,143)	(215,044)	885,967	3,442,327	3,417,505
Cumulative gap	189,786	(247,256)	(353,602)	(695,745)	(910,789)	(24,822)	3,417,505

Exchange Rate Sensitivity

The regulations of the Central Bank do not permit the difference, whether positive or negative, between a bank’s assets and liabilities denominated in any foreign currency (including assets and liabilities denominated in U.S. dollars but payable in pesos, as well as those denominated in pesos and indexed to the U.S. dollar exchange rate) to exceed 20% of the bank’s paid in capital and reserves; except in case where the balance of such assets exceeds the balance of such liabilities and the excess difference does not exceed the bank’s allowances and reserves denominated in such foreign currency (excluding profits to be remitted abroad). Santander-Chile has set an absolute limit on the size of its net foreign currency trading position.  At December 31, 2006, this was equal to US$200 million. The Bank also uses a sensitivity analysis to limit the potential loss in fluctuations of U.S. interest rates on interest income and a VaR model to limit foreign currency risk.

In recent years, our results of operations have benefited from fluctuations in the exchange rate between the Chilean peso and the U.S. dollar in part due to our policy and Central Bank regulations relating to the control of material exchange rate mismatches. However, the rate of devaluation or appreciation of the peso against the U.S. dollar could also be expected to have the following principal effects:

(i)     If we maintain a net asset position in U.S. dollars and a devaluation of the peso against the U.S. dollar occurs, we would record a related gain, and if an appreciation of the peso occurs, we would record a related loss;

(ii)     If we maintain a net liability position in U.S. dollars and a devaluation of the peso against the dollar occurs, we would record a related loss, and if an appreciation of the peso occurs, we would record a related gain;

(iii)     If the inflation rate for a period exceeded the devaluation of the peso against the U.S. dollar during the same period, this would mean that in real terms the peso appreciated against the U.S. dollar. Therefore, we would record a related gain if we had a net asset position in UFs that exceeded a net liability position in U.S. dollars, and we would record a related loss if we had a net liability position in U.S. dollars that exceeded a net asset position in UFs; and

(iv)     If the inflation rate for a period were lower than the rate of devaluation of the peso against the U.S. dollar during the same period, this would mean that in real terms the peso depreciated against the U.S. dollar. Therefore, we would record a related gain if we maintained a net asset position in U.S. dollars and a net liability position in UFs and would record a related loss if it had a net liability position in U.S. dollars and a net asset position in UFs.

We enter into foreign exchange forward contracts and interest rate swap contracts as part of our asset and liability management. We enter into two fundamental types of foreign forward exchange contracts: (i) transactions covering two foreign currencies and (ii) transactions covering only Chilean pesos and UFs against U.S. dollars. We use the first type for hedging purposes, such as when we take a liability position in foreign currency other than the U.S. dollar, and use the second type, which is carried out only in the Chilean local market, to take foreign currency positions, subject to the regulatory requirement that the forward foreign currency exposure must be included in the maximum net foreign currency position permitted by applicable regulations. See “Item 4: Information on the Company—D. Regulation and Supervision” and “Item 5:Operating and Financial Review and Prospects—D. Asset and Liability Managemen—Average Balance Sheets, Income Earned from Interest-Earned Assets and Interest Paid on Interest-Bearing Liabilities.”

The Central Bank requires that foreign exchange forward contracts be made only in U.S. dollars and other major foreign currencies. As noted above, substantially all of our forward contracts are made in U.S. dollars against the Chilean peso or the UF. We may enter into foreign currency forward contracts with companies organized and located outside of Chile, including foreign subsidiaries of Chilean companies. We believe that as the market for forward contracts deepens, our client base in Chile as well as our relationship with Banco Santander Central Hispano will give us an advantage in positioning ourselves within this new market.

Statistical Tools for Measuring and Managing Risk: Regulatory Method

On an unconsolidated basis, the Bank must separate its balance sheet in two separate categories: trading portfolio (Libro de Negociación) and non-trading, or permanent, portfolio (Libro de Banca). The trading portfolio as defined by the Superintendency of Banks includes all instruments valued at market prices, free of any restrictions on their immediate sale and that are frequently bought and sold by the bank or are maintained with the intention of selling them in the short term in order to profit from short term price variations. The non-trading portfolio is defined as all instruments in the balance sheet not considered in the trading portfolio.

We must also report the following absolute risk levels:

Trading portfolio:

·
Exposure to interest rate risk: Interest rate risk of the trading portfolio is basically a sensitivity analysis, which is the calculated potential losses assuming an increase in nominal rate yield curves, real rates and foreign currency rates by 75 to 350 basis points.

·	Exposure to foreign currency risk: The foreign currency risk is calculated using sensitivity factors linked to the credit risk rating of the issuing country.

·
Market risk exposure of options: Options risk is calculated using sensitivity factors called delta, gamma and vega that basically measure the sensitivity of the value of the options to changes in the price of the underlying security and its volatility.

Non-trading portfolio:

·
Exposure to short-term interest rate risk: Sensitivity analysis that is calculated for assets and liabilities with maturities of less than 1 year, assuming a 200 basis point parallel shift of the nominal yield curve, 400 for real rates and 200 for foreign interest rates.

·
Exposure to inflation risk: Sensitivity analysis that is calculated for assets and liabilities with maturities of less than 1 year, assuming a 200 basis point parallel shift of the nominal yield curve, 400 for real rates and 200 for foreign interest rates.

·
Exposure to long-term interest rate risk: Sensitivity analysis that is calculated for assets and liabilities with maturities from 1 to over 20 years, assuming a 200 basis point parallel shift of the nominal yield curve, 400 for real rates and 200 for foreign interest rates.

The Superintendency of Banks has defined various limits for these risks.

1)
EMR limit. A bank’s regulatory capital must be greater or equal to the sum of the exposure to market risk multiplied by the minimum capital adequacy ratio defined in the General Banking Law. In other words:

RC – ((k * RWA) + EMR) > 0

Where:

RC:	Regulatory capital as defined by the General Banking Law.
K:	Minimum capital adequacy ratio. The Bank is required to use a 10% minimum capital adequacy ratio for the purpose of calculating the EMR limit.
RWA:	Consolidated risk-weighted assets as defined by the General Banking Law.
EMR:
Exposure to market risk. Santander-Chile’s EMR is equal to the total market risk of its unconsolidated trading portfolio. This includes interest rate risk, foreign currency risk and risks derived from options.

2)                 Limit on exposure to short-term interest rate and inflation risk of the Bank’s non-trading portfolio. Santander-Chile’s exposure to short-term interest rate and inflation risk of the non-trading portfolio cannot exceed 20% of its unconsolidated net interest income plus fees sensitive to interest rate volatility.

3)                 Limit on exposure to long-term interest rate risk of a bank’s non-trading portfolio. Santander-Chile’s exposure to long-term interest rate risk of the unconsolidated non-trading portfolio cannot exceed 35% of its regulatory capital.

The following is a description of the models adopted by local regulators for measuring market risks.

Interest rate risk of trading portfolio: Regulatory method

The interest rate risk of the trading portfolio as defined by the Central Bank of Chile is equal to the sum of:

1)                The sensitivity analysis of the trading portfolio
2)                Vertical adjustment factor
3)                Horizontal adjustment factor

The sensitivity factor of the trading portfolio is calculated using the following formula:

	M	14
Sensitivity =	S	S	(amt * Amt - amt * Lmt )
	M	t=1

Where:

Amt	= Trading Assets (pesos, inflation linked and foreign currency)
Lmt	= Liabilities funding trading positions (pesos, inflation linked and foreign currency)
amt	= Sensitivity factor to rise in interest rates
t	= Time period
M	= Currency (pesos, inflation linked and foreign currency)
S	= Summation
= Absolute value

The vertical adjustment factor is calculated in the following manner

	M	14
Vertical adjustment =	S	S	b * Compensated net position
	M	T=1

	M	14
Compensated net position =	S	S	Min(amt * Amt ; amt * Lmt )
	M	T=1

Where:

Amt	= Trading Assets (pesos, inflation linked and foreign currency)
Lmt	= Liabilities funding trading positions (pesos, inflation linked and foreign currency)
amt	= Sensitivity factor to rise in interest rates
t	= Time period
M	= Currency (pesos, inflation linked and foreign currency)
b	= Vertical adjustment factor = 10%

A horizontal adjustment must be made following the vertical adjustment. To determine the horizontal adjustment, one must multiply the horizontal adjustment factor by the compensated net position for Zones 1, Zone 2, Zone 3, Zones 1 and 2, Zones 2 and 3 and Zones 1 through 3.

Horizontal adjustment =	λ * Adjusted net position
Compensated net position Zone 1, 2 or 3	Min(Σ Adjusted net asset position; Σabsolute value of adjusted net liability position in Zone 1, 2 or 3 )
Compensated net position Zones 1 and 2	Min(Σ Adjusted net asset position in Zones 1 and 2, Σabsolute value of adjusted net liability position in Zones 1 and 2)
Compensated net position Zones 2 and 3
Min(Σ Adjusted net asset position in Zone 3 and Zone 2 (deducting adjusted net asset position that have been compensated for with net liability positions in Zone 1), Σabsolute value of adjusted net liability position in Zone 3 and Zone 2 (deducting adjusted net liability positions that have been compensated for with net liability positions in Zone 1))

Compensated net position Zones 1 – 3
Min(Σ Adjusted net asset position in Zone 3 and Zone 1 (deducting adjusted net asset position that have been compensated for with net liability positions in Zone 2), Σabsolute value of adjusted net liability position in Zone 3 and Zone 1 (deducting adjusted net liability positions that have been compensated for with net liability positions in Zone 2))

The following table illustrates the value of the different factors used for calculating the interest rate risk of the trading portfolio.

Table 1 Sensitivity Factors - Trading Portfolio
Zone	T	Period	Change in Interest rate (bp)			Sensitivity factor( amt )			Vertical adjustment factor	Horizontal adjustment factor
			peso	UF	FX	Peso	UF	FX	(β)	(λ)
Zone 1	1	Up to 30 days	125	350	125	0.0005	0.0014	0.0005	10%	40%	40%		100%
	2	31 days to 3 mths	125	300	125	0.0019	0.0047	0.0020
	3	3 – 6 mths	125	250	125	0.0042	0.0088	0.0044
	4	6 – 9 mths	125	200	125	0.0069	0.0116	0.0072
	5	9 mths – 1 year	125	175	125	0.0095	0.0140	0.0100
Zone 2	6	1-2 years	100	125	100	0.0124	0.0166	0.0133		30%		40%
	7	2-3 years	100	100	100	0.0191	0.0211	0.0211
	8	3-4 years	100	100	100	0.0248	0.0281	0.0281
Zone 3	9	4-5 years	75	75	75	0.0221	0.0258	0.0258		30%
	10	5-7 years	75	75	75	0.0263	0.0320	0.0320
	11	7-10 years	75	75	75	0.0307	0.0401	0.0401
	12	10-15 years	75	75	75	0.0332	0.0486	0.0486
	13	15-20 years	75	75	75	0.0317	0.0534	0.0534
	14	> 20 years	75	75	75	0.0278	0.0539	0.0539

Below is an example of how the interest risk of the trading portfolio is calculated. This calculation must be done for each type of currency (peso, inflation indexed and foreign currency).

Interest rate and inflation risk of non-trading portfolio: Regulatory method

The short-term interest rate risk and inflation risk of the non-trading portfolio as defined by the Central Bank is equal to:

	M	5
Sensitivity =	S	S	(Amt - Lmt ) * mt	+	NPur * t	+	Df
	M	t=1

The long-term interest rate risk of the non-trading portfolio is calculated according to the following formula:

	M	14
Sensitivity =	S	S	(Amt - Lmt ) * rt
	M	t=1

Where:

Amt	= Non-trading Assets (pesos, inflation linked and foreign currency)
Lmt	= Non-trading Liabilities (pesos, inflation linked and foreign currency)
mt	= Sensitivity factor associated with interest rate movement scenario
NPur	= Net position in inflation linked instruments, including those subject to price level restatement
t	= Factor that measures the sensitivity of/to movements in the inflation index. This factor is equal to 2%
Df	= Effect on fees from shifts in interest rate. Each bank must determine which fees are sensitive to shifts in interest rates and assume a 200 basis point movement.
rt	= Sensitivity factor to increase in interest rates
t	= Time period
M	= Currency (pesos, inflation linked and foreign currency)
S	= Summation
= Absolute value

The following table illustrates the value of the different factors used for calculating the interest and inflation rate risks of the non-trading portfolio.

Table 2 Sensitivity Factors Non-trading Portfolio
t	Period	Change in interest rate (bp)			Sensitivity factor long-term (rt)			Sensitivity factor short-term
		peso	UF	FX	peso	UF	FX	(mt)
1	Up to 30 days	200	400	200	0.0008	0.0016	0.0008	0.0192
2	31 days to 3 mths	200	400	200	0.0030	0.0063	0.0031	0.0167
3	3 – 6 mths	200	400	200	0.0067	0.0140	0.0070	0.0125
4	6 – 9 mths	200	400	200	0.0110	0.0231	0.0116	0.0075
5	9 mths – 1 year	200	400	200	0.0152	0.0320	0.0160	0.0025
6	1-2 years	200	400	200	0.0248	0.0399	0.0266
7	2-3 years	200	400	200	0.0382	0.0422	0.0422
8	3-4 years	200	400	200	0.0496	0.0563	0.0563
9	4-5 years	200	400	200	0.0591	0.0690	0.0690
10	5-7 years	200	400	200	0.0702	0.0856	0.0856
11	7-10 years	200	400	200	0.0823	0.1076	0.1076
12	10-15 years	200	400	200	0.0894	0.1309	0.1309
13	15-20 years	200	400	200	0.0860	0.1450	0.1450
14	> 20 years	200	400	200	0.0762	0.1480	0.1480

Foreign currency risk: local method

The foreign currency risk as defined by the Central Bank is equal to:

Where:

NAP	=Net asset position
NLP	=Net liability position
NPgold	=Net position in gold
si	=Sensitivity factor
Maximum	=Maximum value
S	=Summation
=Absolute value

The following table illustrates the value of the different factors used for calculating foreign currency risk.

Table 3 Sensitivity Factors Foreign Currency Risk
Currency Group	Description	Sensitivity factor (si )
I	All currencies of countries with a AAA sovereign rating	8%
J	All other currencies	35%

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

Gamma impact = Gamma * (Variation of underlying security)^2 / 2

When the underlying security for an interest rate options is a debt instrument, then the variation of the value of the underlying security will be calculated using the sensitivity factors established in Tables 1 and 2 above. When the underlying security is an interest rate, then the change in interest rates assumed will be those used in Table 1 and 2 above. Finally, for foreign exchange options, the variation of the underlying security will be calculated using the factors used in Table 3 above.

Vega

Vega is one of the sensitivity factors used to measure sensitivity to the implied volatilities of the underlying security. Vega is the rate of change in the price of a derivative security relative to the volatility of the underlying security. When vega is large, the security is sensitive to small changes in volatility. In general, a long option position will benefit from rising implied volatilities and suffer from declining implied volatilities. Short option positions display opposite behavior. As defined by the Central Bank, the Vega Risk is the sum in absolute value of the vega impacts for each option a bank holds. These impacts will be calculated assuming a change of 25% in the volatility rate.

Assumptions and Limitations of Scenario Simulations/Sensitivity Analysis (Regulatory method)

Our scenario simulation methodology should be interpreted in light of the limitations of our models, which include:

·
The scenario simulation assumes that the volumes remain on balance sheet and that they are always renewed at maturity, omitting the fact that credit risk considerations and pre-payments may affect the maturity of certain positions.

·
This model assumes set shifts in interest rates and sensitivity factors for different time periods and does not take into consideration any other scenario for each time period or other sensitivity factors.

·	The model does not take into consideration the sensitivity of volumes to these shifts in interest rates.

·	The model does not take into consideration our subsidiaries which are subject to market risks.

Quantitative Disclosures about Market Risk: Regulatory Method

The following table illustrates at December 31, 2005 and 2006, our market risk exposure according to the Chilean regulatory method.  This report is sent to the Superintendency of Banks and is published on our website on a quarterly basis. In 2006, the Bank increased its maximum exposure to long term interest rate fluctuations from 25% to 35% of regulatory capital. This modification was approved by the Board of Directors and was performed in order to conform internal interest rate risk limits with regulatory limits.

Regulatory Market Risk	At December 31, 2005	At December 31, 2006
	(in millions of constant Ch$ as of December 31, 2006)
Market risk of Trading portfolio (EMR)
Interest rate risk of trading portfolio	80,423	22,489
Foreign currency risk of trading portfolio	2,984	24,841
Risk from interest rate options	23,753	31,111
Risk from foreign currency options	9,182	1
Total market risk of trading portfolio	116,342	78,442
10% x Risk-weighted assets	946,201	1,126,349
Subtotal	1,062,543	1,204,791
Limit = Regulatory Capital	1,209,635	1,418,303
Available margin	147,092	213,512

Non-trading portfolio market risk
Short-term interest rate risk	24,281	27,344
Inflation risk	22,172	37,050
Long term interest rate risk	289,675	305,834
Total market risk of non-trading portfolio	336,128	370,228

Regulatory limit of exposure to short-term interest rate and inflation risk
Short-term exposure to interest rate risk	24,281	27,344
Exposure to inflation risk	22,172	37,050
Limit: 20% of (net interest income + net fee income sensitive to interest rates)	89,929	119,339
Available margin	43,476	54,945

Regulatory Market Risk	At December 31, 2005	At December 31, 2006
	(in millions of constant Ch$ as of December 31, 2006)
Regulatory limit of exposure to long term interest rate risk
Long-term exposure to interest rate risk	289,675	305,834
Limit: 25% of regulatory capital in 2005, 35% of regulatory capital in 2006	302,409	496,406
Available margin	12,734	190,572

Internal Regulations Regarding Market Risk

Our relationship with Banco Santander Central Hispano has allowed us to take advantage of Banco Santander Central Hispano’s banking policies, procedures and standards, especially with respect to credit approval and risk management. Banco Santander Central Hispano has successfully used these policies and expertise in the Spanish and other banking markets, and our management believes that such policies and expertise have a beneficial effect upon our operations. Below is a qualitative and quantitative description of our market risks according to our internal guidelines. These guidelines were established prior to the adoption of the applicable regulations required by local authorities and are still being used.

The main difference between the regulatory and internal methods is that the internal measures divide the Bank’s balance sheet into three categories and impose limits based on these categories. Our internal methods also takes into account Santander S.A. Agente de Valores. As a result, the sensitivity analysis performed incorporates a broader range of instruments and portfolios. The internal method also incorporates a value at risk (“VaR”) methodology for measuring the market risk of our consolidated trading positions.

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

The Bank has a consolidated trading position comprised of fixed income trading, foreign currency trading and a minor equity trading position. The market risk of this trading portfolio is measured by using a VaR technique. The composition of this portfolio mainly consisted of Central Bank bonds, mortgage bonds and low risk Chilean corporate bonds issued locally. There is also an equity portfolio that represents less than 5% of the total trading portfolio. Under Chilean GAAP, a bank must separate its unconsolidated financial investment portfolio between “trading” and “available for sale” investment portfolios. Under Chilean GAAP, the unrealized holding gains (losses) related to investments classified as available for sale have been included in equity. The size of the available for sale portfolio is limited to an amount equal to such bank’s capital. Any amount above this must be considered as “trading”; the unrealized gains (losses) related to investments classified as “trading” are included in operating results. The ALCO has taken a conservative approach and has set even more restrictive limits on the Finance Division’s actual trading portfolio. This portfolio is denominated “Cartera de Negociación”. The market risk of the portfolio defined as “trading” for accounting purposes is measured by using the regulatory method.

VaR Model

All VaR measurements are intended to determine the distribution function for the change in value of a given portfolio, and once this distribution is known, to calculate a percentile linked to the confidence level required which will be equal to the VaR under those parameters. Therefore, if the distribution function of the change in value of a portfolio is known and given by f(x), where x is the random variable of the change in value of the portfolio, then the VaR for a determined level of confidence of k% is given by the number such that:

or:

As calculated by Santander-Chile, VaR is an estimate of the expected maximum loss in the market value of a given portfolio over a one day horizon at a one tailed 99.00% confidence interval. It is the maximum one day loss that Santander-Chile would expect to suffer on a given portfolio 99.00% of the time, subject to certain assumptions and limitations discussed below. Conversely, it is the figure that Santander-Chile would expect to exceed only 1.0% of the time. VaR provides a single estimate of market risk that is comparable from one market risk to the other. Volatility is calculated utilizing 520 historical observations. A one day holding period is utilized.

Santander-Chile uses VaR estimates to alert senior management whenever the statistically expected losses in its trading portfolio exceed prudent levels. Limits on VaR are used to control exposure on the fixed income trading portfolio, the net foreign currency trading position and the equity trading portfolio. Santander-Chile’s trading portfolio is mainly comprised of government bonds, mortgage finance bonds, the foreign currency trading position and a minor position in equities through Santander S.A. Agente de Valores.  A daily VaR is calculated for the trading portfolio.

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

Our VaR methodology should be interpreted in light of the limitations of our models, which include:

·
Changes in market rates and prices may not be independent and identically distributed random variables or have a normal distribution. In particular, the normal distribution assumption may underestimate the probability of extreme market moves;

·
The historical data we use in our VaR model may not provide the best estimate of the joint distribution of risk factor changes in the future, and any modifications in the data may be inadequate. In particular, the use of historical data may fail to capture the risk of possible extreme adverse market movements independent of the time range utilized. For example, the use of extended periods of historical data might erroneously lead to an important decrease in volatility especially after the Asian crisis. We typically use 520 historical observations of market data depending on circumstances, but also monitor other ranges of market data in order to be more conservative. However, reliable historical risk factor data may not be readily available for certain instruments in our portfolio;

·	A one day time horizon may not fully capture the market risk positions that cannot be liquidated or hedged within one day. It would not be possible to liquidate or hedge all positions in one day;

·	At present, we compute VaR at the close of business and trading positions may change substantially during the course of the trading day;

·	The use of 99% confidence level does not take account of, nor makes any statement about, any losses that might occur beyond this level of confidence; and

·	Value at risk does not capture all of the complex effects of the risk factors on the value of positions and portfolios and could, therefore, underestimate potential losses.

There are also a number of approximations in the VaR calculation. For example, benchmark indexes are used instead of certain risk factors, and in the case of some activities, not all the relevant risk factors are taken into account which can be due to difficulties obtaining daily data.

Quantitative Disclosures: Market Risk Consolidated Trading Portfolio (VaR)

We did not exceed our daily VaR in 2005 and 2006 in the fixed income, equity or foreign currency trading portfolios. For Santander-Chile’s various trading portfolios, the average, high and low amounts of the daily VaR in the years ended December 31, 2005 and 2006 were the following:

	For the year ended December 31,
Consolidated Trading Portfolio	2005	2006
	(in millions of U.S.$)
High	9.2	12.3
Low	4.6	3.9
Average	6.6	6.2

	For the year ended December 31,
Fixed income Trading Portfolio	2005	2006
	(in millions of U.S.$)
High	9.3	8.6
Low	3.7	3.9
Average	6.3	6.3

	For the year ended December 31,
Equity Trading Portfolio	2005	2006
	(in millions of U.S.$)
High	0.9	0.67
Low	0.0	0.0
Average	0.4	0.27

	For the year ended December 31,
Foreign currency Trading Portfolio	2005	2006
	(in millions of U.S.$)
High	4.0	3.3
Low	0.0	0.02

	For the year ended December 31,
Foreign currency Trading Portfolio	2005	2006
	(in millions of US.$)
Average	1.4	0.93

Quantitative Disclosure: Derivatives

Derivatives

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

When the Bank enters into a forward exchange contract, it analyses and approves the credit risk (the risk that the counterparty might default on its obligations). Subsequently, on an ongoing basis, it monitors the possible losses involved in each contract. To manage the level of credit risk, the Bank generally deals with counterparties of good credit standing, enters into master netting agreements whenever possible and when appropriate, and obtains collateral.

The Chilean Central Bank requires that foreign exchange forward contracts be made only in U.S. dollars and other major foreign currencies. In the case of the Bank, most forward contracts are made in U.S. dollars against the Chilean peso or the UF. Occasionally, forward contracts are also made in other currencies, but only when the Bank acts as an intermediary.

During the year ended December 31, 2005 and 2006, the Bank entered into interest rate and cross currency swap agreements to manage exposure to fluctuation in currencies and interest rates.  The differential between the interest paid or received on a specified notional amount is recognized under the caption “Amounts payable from forward contracts, net”. The fair value of the swap agreement and changes in the fair value as a result of changes in market interest rates are recognized in the consolidated financial statements.

The Bank’s foreign currency futures and forward operations and other derivative products outstanding at December 31, 2005 and 2006 are summarized below:

As of December 31, 2006
		Notional Amounts			Fair Value
Derivative instruments in designated hedge accounting relationships	Cash Flow hedge (CF) or fair value hedge (FV)	Within 3 months	After 3 months but within one year	After one year	Assets	Liabilities
(in millions of constant Ch$ as of December 31, 2006)
Currency Forwards	( )	-	-	-	-	-
Interest rate swaps	(FV)	-	-	210,298	1,173	2,354
Currency swaps	( )	-	-	-	-	-
Cross currency swaps	(FV)	843,969	-	-	-	37,871
Call currency options	( )	-	-	-	-	-
Call interest rate options	( )	-	-	-	-	-
Put currency options	( )	-	-	-	-	-
Put interest rate options	( )	-	-	-	-	-
Interest rate future	( )	-	-	-	-	-
Other derivatives	( )	-	-	-	-	-
Subtotal		843,969	-	210,298	1,173	40,225

		As of December 31, 2006
		Notional Amounts			Fair Value
Derivative instruments in designated hedge accounting relationships	Cash Flow hedge (CF) or fair value hedge (FV)	Within 3 months	After 3 months but within one year	After one year	Assets	Liabilities
		(in millions of constant Ch$ as of December 31, 2006)
Derivative instruments for trading

Currency forwards		6,017,519	3,435,681	378,885	82,608	99,422
Interest rate swaps		457,994	1,178,930	3,923,328	34,958	68,165
Currency swaps		-	-	-	-	-
Cross currency swaps		2,744,066	1,348,617	129,703	247,486	142,058
Call currency options		47,608	372,092	-	4,384	4,372
Call interest rate options		-	100	-	-	-
Put currency options		-	-	-	-	-
Put interest rate options		29,706	346,691	-	1,448	1,032
Interest rate future		-	-	-	-	-
Other derivatives		313,055	106,886	101,542	631	648
Subtotal		9,609,948	6,788,997	4,533,458	371,515	315,697
Total		10,453,917	6,788,997	4,743,756	372,688	355,922

The notional amounts refer to the U.S. dollar bought or sold or to the U.S. dollar equivalent of foreign currency bought or sold for future settlement.  The contract terms correspond to the maturity of the contracts as from the date of the transaction to the date of the settlement.

		As of December 31, 2005
		Notional Amounts			BookValue(*)
Derivative instruments in designated hedge accounting relationships	Cash Flow hedge (CF) or fair value hedge (FV)	Within 3 months	After 3 months but within one year	After one year	Assets	Liabilities
		(in millions of constant Ch$ as of December 31, 2006)

Currency Forwards	( )	-	-	-	-	-
Interest rate swaps	(FV)	-	-	401	131	212
Currency swaps	( )	-	-	-	-	-
Cross currency swaps	(FV)	77	129	-	-	10,276
Call currency options	( )	-	-	-	-	-
Call interest rate options	( )	-	-	-	-	-
Put currency options	( )	-	-	-	-	-
Put interest rate options	( )	-	-	-	-	-
Interest rate future	( )	-	-	-	-	-
Other derivatives	( )	-	-	-	-	-
Subtotal		77	129	401	131	10,488

Derivative instruments for trading

Currency forwards		4,862,614	3,690,484	359,919	249,275	283,218
Interest rate swaps		362,666	2,244,684	2,651,871	3,593	9,799
Currency swaps		-	-	-	-	-
Cross currency swaps		907	559	37	165,209	88,131
Call currency options		-	26,255	-	413	-

		As of December 31, 2006
		Notional Amounts			BookValue(*)
Derivative instruments in designated hedge accounting relationships	Cash Flow hedge (CF) or fair value hedge (FV)	Within 3 months	After 3 months but within one year	After one year	Assets	Liabilities
		(in millions of constant Ch$ as of December 31, 2006)

Call interest rate options		-	-	-	-	-
Put currency options		-	10,502	-	174	174
Put interest rate options		-	-	-	-	-
Interest rate future		-	-	-	-	-
Other derivatives		651,257	-	-	-	13
Subtotal		5,877,444	5,972,484	3,011,827	418,664	381,335

Total		5,877,521	5,972,613	3,012,228	418,795	391,823

(*)	For the operations prior to January 1, 2006, the Bank has applied the criteria described in Note 1g to our Audited Consolidated Financial Statement.

The notional amounts refer to the U.S. dollar bought or sold or to the U.S. dollar equivalent of foreign currency bought or sold for future settlement. The contract terms correspond to the maturity of the contracts as from the date of the transaction to the date of the settlement.

Sensitivity Analysis: Consolidated Non-trading Portfolios

The Bank’s non-trading portfolio or Financial Management (Gestión Financiera) portfolio includes the majority of the Bank’s assets and liabilities that are not trading, including the loan portfolio. Investment and funding decisions are heavily influenced by commercial strategies.

We use a sensitivity analysis to measure the market risk of the local and foreign currency-denominated non-trading portfolio.  We perform a scenario simulation by calculating the potential loss over the entire balance from an increase (or decrease) of 100 basis points in the entire yield curve in terms of local rates. All local currency positions indexed to inflation are adjusted for a sensitivity factor of 0.57, which represents a shift of yield curve by 57 basis points in real rates and 100 basis point in nominal rates. The same scenario is performed for the net foreign currency position and U.S. dollar interest rates. We set limits as to the maximum loss these types of movements in interest rates can lead to over our capital and net financial income budgeted for the year.  These limits are calculated according to the formulas discussed below.

Scenario Simulation (Net Financial Income)

To determine the percentage of our budgeted net financial income for the year that is at risk of loss upon a sudden 100 basis point movement in the entire yield curve, we utilize the following equation:

n:                 Number of intervals in which sensitivity is measured.
ti:                 Average maturity (or duration) for each interval being measured.
Δr:               Change in interest rate. A 100 basis point increase (decrease) in the yield curve is used.
GAP:           Difference between assets and liabilities that are sensitive to interest rates for each period.

Scenario Simulation (Capital and Reserves)

To determine the percentage of our capital and reserves that is at risk of loss upon a sudden 100 basis point movement in the entire yield curve, we utilize the following equation:

N:                 Number of intervals in which sensitivity is measured.

Dmj:             Modified duration for interval i.

Δr:                Change in interest rate. A 100 basis point increase (decrease) in the yield curve is used.

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

b: limit in foreign currency.

Since correlation is assumed to be 0, 2ab = 0.

Assumptions and Limitations of Scenario Simulations/Sensitivity Analysis

The most important assumption is the usage of a 100 basis point shift in the yield curve (57 basis points for real rates). We use a 100 basis point shift since a sudden shift of this magnitude is considered realistic, but not an everyday occurrence given historical movements in the yield curve, and significant in terms of the possible effects a shift of this size could have on our performance. The Global Risk Department at Banco Santander Central Hispano has also set comparable limits by country in order to be able to compare, monitor and consolidate market risk by country in a realistic and orderly manner.

Our scenario simulation methodology should be interpreted in light of the limitations of our models, which include:

·
The scenario simulation assumes that the volumes remain on the balance sheet and that they are always renewed at maturity, omitting the fact that credit risk considerations and pre-payments may affect the maturity of certain positions.

·	This model assumes an equal shift throughout the entire yield curve and does not take into consideration different movements for different maturities.

·	The model does not take into consideration the sensitivity of volumes to these shifts in interest rates.

·
The limits to the loss of the budgeted financial income are calculated over an expected financial income for the year which may not be obtained, signifying that the actual percentage of financial income at risk could be higher than expected.

Quantitative Disclosure of Market Risk: Non-trading Portfolio (Sensitivity Analysis/Scenario Simulations)

The Finance Division manages the risk arising out of the consolidated non-trading portfolios under guidelines approved by the ALCO and Banco Santander Central Hispano’s Global Risk Department. In carrying out its market risk management functions, the Finance Division manages interest rate risk that arises from any mismatches with respect to rates, maturities, repricing periods, notional amounts or other mismatches between our interest earning assets and our interest bearing liabilities.

The Market Risk and Control Department: (i) applies scenario simulations (as discussed below) to measure the interest rate risk of the local currency activities and the potential loss as forecast by these simulations; and (ii) provides the ALCO, the Finance Division and Banco Santander Central Hispano’s Global Risk Department with risk/return reports.

Non-trading local currency portfolio

The potential loss in the market value of our local currency-denominated non-trading portfolio resulting from a 100 basis point shift in the yield curve was set at approximately Ch$60,000 million of equity in 2006. The Bank has remained within the consolidated limit for this portfolio that is set by the ALCO in 2006, with only a minor breach of US$284,415 above the limit. At the same time, the variation in net interest income caused by a 100 basis point shift of the local yield curve may not exceed Ch$20,000 million and Santander-Chile was within the limits established in 2006. This limit is internally set by the ALCO.  The ALCO has authority to lower this limit.  However, approval from the Banco Santander Central Hispano's Global Risk Department is required to lift this limit.  The following table sets forth the loss limit and the high, low and average potential loss in 2005 and 2006 resulting from a 100 basis point shift in the relevant interest rate.

	Local Currency-denominated Financial Management Portfolio
	Financial Income	Capital and Reserves
	(in millions of constant Ch$ as of December 31, 2006)
Loss limit at December 31, 2006	20,000	60,000
High	18,281	60,152
Low	2,564	43,561
Average in 2006	9,397	53,844

	Local Currency-denominated Financial Management Portfolio
	Financial Income	Capital and Reserves
	(in millions of constant Ch$ as of December 31, 2006)
Loss limit at December 31, 2006	20,000	60,000
High	10,537	61,958
Low	115	36,592
Average in 2005	2,642	51,389

Non-trading foreign currency portfolio

For our net non-trading foreign currency position, any loss caused by a 100 basis point shift in U.S. dollar interest rates may not exceed US$45 million of equity and US$30 million of budgeted net interest income. These limits are internally imposed limits set by the ALCO.  The ALCO has the authority to lower this limit.  However, approval from Banco Santander Central Hispano's Global Risk Department is required to lift this limit.  The following table sets forth the loss limit and the high, low and average potential loss in 2005 and 2006 resulting from a 100 basis point shift in the interest rates on U.S. dollar-denominated assets and liabilities.

	Foreign Currency-denominated Financial Management Portfolio
	Financial Income	Capital and Reserves
	(in millions of U.S.$)
Loss limit at December 31, 2006	30.0	45.0
High	28.0	10.6
Low	2.5	1.0
Average in 2006	12.0	6.0

	Foreign Currency-denominated Financial Management Portfolio
	Financial Income	Capital and Reserves
	(in millions of U.S.$)
Loss limit at December 31, 2005	30.0	45.0
High	14.1	30.0
Low	0.0	1.4
Average in 2005	3.7	20.2

Combined non-trading local and foreign currency

We track a consolidated indicator to track the total interest risk of the local and foreign currency-denominated non-trading portfolios. The consolidated loss limit for equity at risk was set at Ch$60,000 million for 2006. In 2006, we remained within the limits established except for a minor breach of US$352,777 above the limit. In 2005, it was temporarily raised to Ch$66,000 million, but was again lowered to its historical level in 2006.  At the same time, the variation in net interest income caused by a 100 basis point shift of the local yield curve may not exceed Ch$30,000 million. The following table, which contemplates a 100 basis point shift in the relevant interest rate, indicates that Santander-Chile was within the limits established in 2006.  These limits are an internally imposed limit set by the ALCO and Banco Santander Central Hispano’s Global Risk Department.  The ALCO has authority to lower these limits.  However, approval from Banco Santander Central Hispano's Global Risk Department is required to lift these limits.

	Combined Financial Management Portfolio
	Financial Income	Capital and Reserves
	(in millions of U.S.$)
Loss limit at December 31, 2006	30,000	60,000
High	23,719	60,188
Low	4,458	43,758
Average in 2006 (through June 30, 2006)	11,604	53,961

	Combined Financial Management Portfolio
	Financial Income	Capital and Reserves
	(in millions of U.S.$)
Loss limit at December 31, 2005	30,000	66,000
High	12,059	62,624
Low	599	39,866
Average in 2005	3,764	52,969

Volume Limits

We have also developed volume limits, which place a cap on the actual size of the different portfolios being monitored.

Fixed Income: Volume Equivalent. This system is considered to be an additional limit to the size of our consolidated fixed income trading portfolio. This measure seeks to conform the different instruments in our fixed income trading portfolio and convert the portfolio into a single instrument with a duration of one year. Santander-Chile limits the size of this volume equivalent portfolio.  The equivalent volume is calculated by the Market Risk and Control Department and limits are set by the ALCO with respect to the size of the volume equivalent portfolio.

Net Foreign Currency Trading Position: Maximum Net Position. We also set an absolute limit on the size of Santander-Chile’s consolidated net foreign currency trading position. At December 31, 2006, this was equal to US$200 million. The limit on the size of the net foreign currency position is determined by the ALCO and is calculated and monitored by the Market Risk and Control Department.

Liquidity Management

The Central Bank also requires us to comply with the following liquidity limits:

·
The sum of the liabilities with a maturity of less than 30 days may not exceed the sum of the assets with a maturity of less than 30 days by more than an amount greater than our capital. This limit must be calculated in local currency and foreign currencies together as one gap.  At December 31, 2006, the percentage of (x) our liabilities with a maturity of less than 30 days in excess of our assets with a maturity of less than 30 days to (y) our capital and reserves was 43%.

·
The sum of the liabilities with a maturity of less than 90 days may not exceed the sum of the assets with a maturity of less than 90 days by more than 2 times our capital. This limit must be calculated in local currency and foreign currencies together as one gap.  At December 31, 2006, the percentage of (x) our liabilities with a maturity of less than 90 days in excess of our assets with a maturity of less than 90 days to (y) 2 times our capital and reserves was 58%.

We have also set internal liquidity limits. The Market Risk Control Department measures two other liquidity indicators:

1. Net accumulated liquidity gap:

·
Net accumulated liquidity gap, which represents the amount of the assets with a maturity of up to 30 days in excess of the liabilities with a maturity of up to 30 days, is required to be no less than US$0, i.e.,

The following table sets forth our net accumulated liquidity gap at December 31, 2006 and our average net accumulated liquidity gap for the year of 2006.

Net accumulated liquidity gap	in millions of US$
At December 31, 2006	275
Average in 2006	455

2. Liquidity coefficient (LC):

Liquidity coefficient, calculated by dividing (x) liquid assets (at liquidation value) by (y) the sum of total liabilities, capital and contingent liabilities, is required to be no less than 2%, i.e., Liquid assets (at liquidation value) / (Total liabilities   capital + contingent)>= 2%

The following table sets forth our liquidity coefficients at December 31, 2006 and for the year of 2006.

LC	Local currency	Foreign currency
At December 31, 2006	19.2%	39.0%
Average in 2006	23.5%	42.3%

Other Subsidiaries

For VaR measurements and scenario simulations, our consolidated trading and consolidated non-trading portfolios do not consolidate the asset liability structure of the following subsidiaries:

·	Santiago Leasing S.A.

·	Santiago Corredores de Bolsa Ltda.

·	Santander Santiago S.A. Administradora General de Fondos

·	Santander Santiago S.A. Sociedad Securitizadora

·	Santander Santiago Corredora de Seguros Santander Ltda.

·	Santander Servicios de Recaudación y Pagos Ltda.

The balance sheets of these subsidiaries are mainly comprised of assets and liabilities that are not sensitive to market risk, fixed assets and capital, and in total only represent 1.0% of our total consolidated assets.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Management’s Annual Report on Internal Control Over Financial Reporting (English translation)

The Bank’s President, Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining adequate internal control over financial reporting.

For this purpose, we confirm that we have designed the controls and procedures, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements as well as of other financial data for external purposes in accordance with generally accepted accounting principles.

The Bank’s internal control over financial reporting is a process designed and effected under the supervision of management to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements and other financial data for external purposes in accordance with generally accepted accounting principles applicable to the Bank, and includes those policies and procedures that:

·	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transaction and dispositions of assets of the Bank;

·
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements and other financial data in accordance with generally accepted accounting principles applicable to the Bank, and that receipts and expenditures of the Bank are being made only in accordance with authorizations of the Bank’s management and directors; and

·
provide reasonable assurance regarding prevention or timely detection of an unauthorized acquisition, use or disposition of the Bank’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions that affect the Bank, such as rules and regulations, business conditions, etc., or that the degree of compliance with the policies or procedures may deteriorate.

The Bank’s President, Chief Executive Officer and Chief Financial Officer, have assessed the effectiveness of the Bank’s internal control over financial reporting as of December 31, 2006 in accordance with the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in the “Enterprise Risk Management – Integrated Framework”.

Based on our assessment, our management believes that, as of December 31, 2006, our internal control over financial reporting is effective based on those criteria.

Our management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006 has been audited by Deloitte S.L., an independent registered public accounting firm, as stated in their audit report, which follows below.

Report of Independent Registered Public Accounting Firm (English translation)

To the Board of Directors and Shareholders of Banco Santander Chile

We have audited management’s assessment, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting, that Banco Santander Chile and its subsidiaries (collectively referred to as “Banco Santander Chile” or the “Bank”) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Bank’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.  Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Bank’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinions.

A bank’s internal control over financial reporting is a process designed by, or under the supervision of, the bank’s principal executive and principal financial officers, or persons performing similar functions, and effected by the bank’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A bank’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the bank; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the bank are being made only in accordance with authorizations of management and directors of the bank; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the bank’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis.  Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that the Bank maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Also, in our opinion, the Bank maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets as of December 31, 2006 and 2005 of the Bank and the related consolidated statements of income, cash flows and changes in shareholders’ equity for each of the two years ended December 31, 2006, and our report dated May 10, 2007, expressed an unqualified opinion on those consolidated financial statements and included three explanatory paragraphs stating that (1) during 2006 the Bank modified its basis for recording and valuation of financial investments acquired for trading, available-for-sale or held-to-maturity investments and derivative instruments.  The nature and effect of such modification is explained in Note 2 to the consolidated financial statements of the Bank, (2) the accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”), and that the information relating to the nature and effect of such differences is presented in Note 26 to the consolidated financial statements of the Bank and (3) that a convenience translation of Chilean peso amounts to U.S. dollars was presented.

/s/ Deloitte & Touche

Santiago - Chile
May 10, 2007

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that two of the members of our Audit Committee, Benigno Rodríguez Rodríguez and Víctor Arbulú Crousillat, meet the requirements of an “audit committee financial expert” in accordance with SEC rules and regulations, in that they have an understanding of Chilean GAAP and financial statements, the ability to assess the general application of Chilean GAAP in connection with the accounting for estimates, accruals and reserves, experience analyzing and evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by our consolidated financial statements, an understanding of internal controls over financial reporting, and an understanding of audit committee functions. All three members of our Audit Committee have experience overseeing and assessing the performance of Santander-Chile and its consolidated subsidiaries and our external auditors with respect to the preparation, auditing and evaluation of our consolidated financial statements.

All three members of our Audit Committee are considered to be independent according to applicable NYSE criteria. Benigno Rodríguez R. and Víctor Arbulú C. are relying on the exemption provided by Rule 10A-3(b)(1)(iv)(B), which allows an otherwise independent director to serve on both the audit committee of the issuer and the board of directors of an affiliate.

ITEM 16B. CODE OF ETHICS

The Bank has adopted a code of ethics that is applicable to all of the Bank’s employees and a copy is included as an exhibit hereto. We will provide to any person without charge, upon request, a copy of our code of ethics. Please email rmorenoh@santander.cl to request a copy.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Amounts paid to the auditors for statutory audit and other services were as follows:

	For the year ended December 31,
	2005	2006
Audit Services	(in millions of constant Ch$ as of December 31, 2006)
- Statutory audit	805	677
- Audit-related regulatory reporting	—	645
Tax Fees
- Compliance	—	—
- Advisory Services	—	—
All Other Services	—	—
Total	805	1,322

Statutory audit: Consists of fees billed for professional services rendered in connection with the audit of our consolidated financial statements that are provided by Deloitte in 2005 and 2006 in connection with statutory and regulatory filings or engagements, and attest services.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

In 2006, neither Santander-Chile nor any of its affiliates purchased any of Santander-Chile’s equity securities.

PART III

ITEM 17. FINANCIAL STATEMENTS.

We have responded to Item 18 in lieu of this item.

ITEM 18. FINANCIAL STATEMENTS.

Reference is made to Item 19 for a list of all financial statements filed as a part of this Annual Report.

ITEM 19. EXHIBITS.

(a) Index to Financial Statements

(b) Index to Exhibits:

Exhibit

Number	Description

1A.1
Restated Articles of Incorporation of Santander-Chile (Spanish Version) (incorporated by reference to our Registration Statement on Form F-4 (Registration No. 333-100975) filed with the Commission on December 12, 2002).

1A.2
Restated Articles of Incorporation of Santander-Chile (English translation) (incorporated by reference to our Registration Statement on Form F-4 (Registration No. 333-100975) filed with the Commission on December 12, 2002).

1B.1
Amended and Restated By-Laws (estatutos) of Santander-Chile (Spanish Version) (incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2004 (File No. 1-14554) filed with the Commission on June 30, 2005).

1B.2
Amended and Restated By-Laws (estatutos) of Santander-Chile (English translation) (incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2004 (File No. 1-14554) filed with the Commission on June 30, 2005).

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

2B.2
Indenture dated December 9, 2004 between Santander-Chile and Deutsche Bank Trust Company Americas, as trustee, providing for issuance of securities in series (incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 1-14554) filed with the Commission on April 12, 2006).

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

4A.2
Outsourcing agreement between Banco Santiago and IBM de Chile S.A.C. dated June 30, 2000 (including English summary) (incorporated by reference to Banco Santiago’s Annual Report on Form 20-F for the fiscal year ended December 31, 2000 (File No. 1-14554) filed with the Commission on December 31, 2000).

4A.3
Systems and Technology Service and Consulting Agreement between Santander-Chile and Altec dated December 30, 2003 (English translation) (incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003 (File No. 1-14554) filed with the Commission on December 31, 2004).

4A.4
Purchase-Sale Contract between Santander-Chile and Empresas Almacenes París dated December 6, 2004 (English translation) (incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 1-14554) filed with the Commission on April 12, 2006).

4A.5
Service Participant operationg contract dated August 9, 2005 between Banco Santander-Chile and Socieded Operadora de la Cámera de Compensación de Pagos de Alto Valor (English translation) (filed herewith).

4A.6	Commercial Pledge Agreement dated February 5, 2007 by Santander-Chile of shares in Administrador Financiero de Transantiago (English Translation) (filed herewith).

7.1
Statement explaining Calculation of Ratios (incorporated by reference to Old Santander-Chile’s Annual Report on Form 20-F for the fiscal year ended December 31, 2000 (File No. 1-13448) filed with the Commission on June 28, 2001).

8.1	List of Subsidiaries (incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2004 (File No. 1-14554) filed with the Commission on June 30, 2005).

11.1
Code of Conduct for Executive Personnel of Banco Santander-Chile and Subsidiaries (incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2004 (File No. 1-14554) filed with the Commission on June 30, 2005).

11.2
Code of Conduct for all Grupo Santander Personnel (incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2004 (File No. 1-14554) filed with the Commission on June 30, 2005).

12.1	Section 302 Certification by the Chief Executive Officer.

12.2	Section 302 Certification by the Chief Financial Officer.

13.1	Section 906 Certification.

23.1	Consent of Deloitte & Touche Sociedad de Auditores y Consultores, Ltda.

23.2	Consent of PricewaterhouseCoopers

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
Date:        June 18, 2007.

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
Floors 6, 7, 8 y 9
Providencia, Santiago
Chile
Phone: (56-2) 270 3000
Fax: (56-2) 374 9177
e-mail: deloittechile@deloitte.com
www.deloitte.cl

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
   Banco Santander Chile:

We have audited the accompanying consolidated balance sheets of Banco Santander Chile and its subsidiaries (collectively referred to as “Banco Santander Chile” or the “Bank”) as of December 31, 2006 and 2005, and the related consolidated statements of income, cash flows and changes in shareholders’ equity for each of the two years ended December 31, 2006, all expressed in millions of constant Chilean pesos.  These consolidated financial statements (including the related Notes) are the responsibility of the Bank’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.  The consolidated financial statements of Banco Santander Chile for the year ended December 31, 2004 were audited by other auditors whose report, dated June 28, 2005 (except for the restatement to constant Chilean pesos of December 31, 2006, for which the date is April 13, 2007) expressed an unqualified opinion on those statements.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Banco Santander Chile and its subsidiaries as of December 31, 2006 and 2005, the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in Chile and the rules of the Superintendencia de Bancos e Instituciones Financieras.

As explained further indicated in Note 2 to the consolidated financial statements, during 2006 the Bank modified its basis for recording and valuation of financial investments acquired for trading, available-for-sale or held-to-maturity investments and derivative instruments.

Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America (U.S. GAAP).  Information relating to the nature and effect of such differences is presented in Note 26 to the consolidated financial statements.

Our audit also comprehended the translation of Chilean peso amounts into U.S. dollar amounts and, we are not aware of any modifications that should be made for such translation to be in conformity with the basis stated in Note 1.r. Such U.S. dollar amounts are presented solely for the convenience of readers in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Bank’s internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 10, 2007 expressed an unqualified opinion on management’s assessment of the effectiveness of the Bank’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Bank’s internal control over financial reporting.

/s/ Deloitte & Touche

Santiago – Chile
May 10, 2007
Member of Deloitte Touche Tohmatsu

PricewaterhouseCoopers Santiago de Chile Av. Andrés Bello 2711 Torre Costanera -Pisos 3, 4 y 5 Las Condes Teléfono [56](2) 9400000

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
   Banco Santander Chile

We have audited the accompanying consolidated statements of income, of cash flows and of shareholders’ equity of Banco Santander Chile (formerly Banco Santiago) and its subsidiaries (the “Bank”) for the year ended December 31, 2004, all expressed in millions of constant Chilean pesos.  These financial statements are the responsibility of the Bank’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Chile and the Standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of Banco Santander Chile (formerly Banco Santiago) and its subsidiaries for the year ended December 31, 2004, in conformity with accounting principles generally accepted in Chile and the rules of the regulatory agencies referred to in Note 1.

Accounting principles generally accepted in Chile vary in certain important respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 26 to the consolidated financial statements.

/s/ PricewaterhouseCoopers

Santiago, Chile
June 28, 2005, except for the restatement to
constant Chilean pesos of December 31, 2006,
for which the date is April 13, 2007.

BANCO SANTANDER CHILE

CONSOLIDATED BALANCE SHEETS

Adjusted for general price-level changes and expressed
in millions of constant Chilean pesos (MCh$) as of
December 31, 2006 and thousands of US dollars (ThUS$)
		As of December 31,
	2005	2006	2006
	MCh$	MCh$	ThUS$ (Note 1 r)
ASSETS

CASH AND DUE FROM BANKS (Note 3)
Non - interest bearing	1,035,350	947,741	1,773,368
Interbank deposits-interest bearing	215,581	144,666	270,692

Total cash and due from banks	1,250,931	1,092,407	2,044,060

INVESTMENTS (Note 4)
Trading	675,961	639,461	1,196,529
Available for sale	575,028	345,108	645,750
Investment under agreements to resell	23,610	30,807	57,645

Total investments	1,274,599	1,015,376	1,899,924

LOANS, NET (Note 5)
Commercial loans	3,732,589	4,048,221	7,574,839
Consumer loans	1,421,523	1,800,507	3,369,023
Mortgage loans	648,180	485,849	909,098
Foreign trade loans	522,605	741,776	1,387,976
Interbank loans	198,779	151,491	283,463
Leasing contracts (Note 6)	677,936	764,408	1,430,324
Other outstanding loans	2,099,746	2,681,461	5,017,422
Past due loans	108,799	92,559	173,192
Contingent loans	949,177	1,022,687	1,913,603
Reserve for loan losses (Note 7)	(151,000)	(174,064)	(325,700)

Total loans, net	10,208,334	11,614,895	21,733,240

DERIVATIVES (Note 12)	418,795	372,688	697,356

OTHER ASSETS
Bank premises and equipment, net (Note 8)	226,068	231,360	432,910
Assets received in lieu of payment	18,328	15,775	29,517
Assets to be leased	32,694	30,293	56,683
Investments in other companies (Note 9)	6,838	6,654	12,451
Other (Note 10)	329,852	463,991	868,198

Total other assets	613,780	748,073	1,399,759

TOTAL ASSETS	13,766,439	14,843,439	27,774,339

The accompanying Notes are an integral part of these consolidated financial statements.

BANCO SANTANDER CHILE

CONSOLIDATED BALANCE SHEETS

Adjusted for general price-level changes and expressed
in millions of constant Chilean pesos (MCh$) as of
December 31, 2006 and thousands of US dollars (ThUS$)

	As of December 31,
	2005	2006	2006
	MCh$	MCh$	ThUS$
LIABILITIES AND SHAREHOLDERS' EQUITY			(Note 1 r)

DEPOSITS
Non-interest bearing
Current accounts	1,486,790	1,663,414	3,112,501
Bankers' drafts and other deposits	728,000	819,583	1,533,565

Total non-interest bearing	2,214,790	2,482,997	4,646,066

Interest bearing
Savings accounts and other deposits	6,031,933	6,909,335	12,928,419

Total deposits	8,246,723	9,392,332	17,574,485

OTHER INTEREST BEARING LIABILITIES (Note 11)
Chilean Central Bank borrowings
Credit lines for renegotiations of loans	6,796	5,080	9,505
Other Central Bank borrowings	176,878	134,417	251,515
Total Chilean Central Bank borrowings	183,674	139,497	261,020

Investments under agreements to repurchase	50,834	19,929	37,291
Mortgage finance bonds	683,143	530,206	992,097
Other borrowings
Bonds	424,046	565,653	1,058,423
Subordinated bonds	393,929	490,416	917,643
Borrowings from domestic financial institutions	2,582	-	-
Foreign borrowings	1,121,528	812,267	1,519,876
Other obligations	42,984	64,193	120,115

Total other borrowings	1,985,069	1,932,529	3,616,057

Total other interest bearing liabilities	2,902,720	2,622,161	4,906,465

DERIVATIVES (Note 12)	391,823	355,922	665,984

OTHER LIABILITIES
Contingent liabilities (Note 10)	951,062	1,024,048	1,916,150
Other (Note 10)	167,849	202,115	378,188

Total other liabilities	1,118,911	1,226,163	2,294,338

CONTINGENCIES AND COMMITMENTS (Note 21)

MINORITY INTEREST	1,495	1,522	2,848

Total liabilities	12,661,672	13,598,100	25,444,120

SHAREHOLDERS' EQUITY (Note 14)
Capital and reserves	859,975	959,757	1,795,852
Income for the year	244,792	285,582	534,367

Total shareholders' equity	1,104,767	1,245,339	2,330,219

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	13,766,439	14,843,439	27,774,339

The accompanying Notes are an integral part of these consolidated financial statements.

BANCO SANTANDER CHILE

CONSOLIDATED STATEMENTS OF INCOME

Expressed in millions of constant Chilean pesos (MCh$) as of
December 31, 2006 and thousands of US dollars (ThUS$)

	Year ended December 31,
	2004	2005	2006	2006
	MCh$	MCh$	MCh$	ThUS$
				(Note 1 r)

INTEREST REVENUE AND EXPENSE
Interest revenue	841,588	1,017,830	1,168,851	2,187,098
Interest expense	(339,079)	(459,564)	(556,597)	(1,041,478)
Net interest revenue	502,509	558,266	612,254	1,145,620

PROVISIONS FOR LOAN LOSSES (Note 7)	(85,451)	(64,879)	(123,022)	(230,193)

FEES AND INCOME FROM SERVICES (Note 16)
Fees and other services income	156,298	173,386	198,326	371,098
Other services expenses	(28,294)	(32,086)	(35,776)	(66,942)
Total fees income and expenses from services, net	128,004	141,300	162,550	304,156

OTHER OPERATING INCOME
Gains from trading activities	117,514	68,009	141,869	265,458
Losses from trading activities	(124,924)	(130,578)	(41,557)	(77,759)
Foreign exchange transactions, net	47,445	72,381	(48,708)	(91,140)
Other operating income	12,060	5,549	5,619	10,514
Other operating expenses	(37,354)	(28,956)	(38,580)	(72,189)
Total other operating income (loss), net	14,741	(13,595)	18,643	34,884

OTHER INCOME AND EXPENSES
Non-operating income (Note 17)	35,574	21,311	16,592	31,046
Non-operating expenses (Note 17)	(40,243)	(43,791)	(20,806)	(38,931)
Income attributable to investments in other companies (Note 9)	568	693	786	1,471
Minority interest	(194)	(136)	(151)	(283)
Total other income and (expenses), net	(4,295)	(21,923)	(3,579)	(6,697)

OPERATING EXPENSES
Personnel salaries and expenses	(140,746)	(142,171)	(159,722)	(298,864)
Administrative and other expenses	(102,159)	(102,717)	(110,948)	(207,601)
Depreciation and amortization	(40,978)	(40,080)	(38,613)	(72,251)
Total operating expenses	(283,883)	(284,968)	(309,283)	(578,716)

NET LOSS FROM PRICE-LEVEL RESTATEMENT (Note 23)	(12,680)	(18,524)	(13,782)	(25,788)

INCOME BEFORE INCOME TAXES	258,945	295,677	343,781	643,266
Income taxes (Note 20)	(48,587)	(50,885)	(58,199)	(108,899)

NET INCOME FOR THE YEAR	210,358	244,792	285,582	534,367

The accompanying Notes are an integral part of these consolidated financial statements.

BANCO SANTANDER CHILE

CONSOLIDATED STATEMENTS OF CASH FLOWS

Expressed in millions of constant Chilean pesos (MCh$) as of
December 31, 2006 and thousands of US dollars (ThUS$)

	Year ended December 31,
	2004	2005	2006	2006
	MCh$	MCh$	MCh$	ThUS$
				(Note 1r)
CASH FLOWS FROM OPERATING ACTIVITIES

Net income for the year	210,358	244,792	285,582	534,367
Charge (credit) to income not representing cash flows:
Provision for loan losses	136,222	111,958	170,088	318,261
Depreciation and amortization	40,978	40,080	38,613	72,251
Net decrease in financial investments (trading account)	(671)	4,357	(3,090)	(5,783)
(Gain) loss on sales of bank premises and equipment	(205)	(207)	(563)	(1,054)
(Gain) loss on sales of goods received in lieu of payment	(4,528)	(4,621)	(1,963)	(3,673)
Net changes in other assets and liabilities	(71,539)	(24,505)	(111,093)	(207,872)
Share of profit in equity method investments	(568)	(693)	(786)	(1,471)
Minority interest	194	136	151	283
Write-offs of assets received in lieu of payment	22,150	21,435	13,616	25,477
Net change in interest accruals	59,187	(84,432)	(18,245)	(34,139)
Price-level restatement	12,680	18,524	13,782	25,789
Other	16,452	6,787	49,287	92,224
NET CASH PROVIDED BY OPERATING ACTIVITIES	420,710	333,611	435,379	814,660

CASH FLOWS FROM INVESTING ACTIVITIES
Net increase in loans	(1,086,477)	(1,103,351)	(1,516,675)	(2,837,930)
Net change in proceeds from sale of goods received in lieu of payment	44,177	48,610	27,040	50,596
Purchases of bank premises and equipment	(20,013)	(21,932)	(25,120)	(47,004)
Investments in other companies	(309)	(1,365)	-	-
Net (increase) decrease in securities purchased under agreements to resell	-	(99,988)	69,644	130,314
Net change in other financial investments	(15,461)	491,038	246,274	460,817
Proceeds from sales of bank premises and equipment	770	3,685	2,718	5,087
Dividends received from equity investments	947	784	611	1,143
NET CASH USED IN INVESTING ACTIVITIES	(1,076,366)	(682,519)	(1,195,508)	(2,236,977)

CASH FLOWS FROM FINANCING ACTIVITIES
Net increase in current accounts	140,177	117,869	173,996	325,573
Net increase (decrease) in savings accounts and time deposits	728,752	1,397,198	836,693	1,565,580
Net increase (decrease) in bankers drafts and other deposits	71,824	(370,603)	118,438	221,616
Net increase (decrease) in investments sold under agreements to repurchase	38,363	(177,511)	(32,220)	(60,288)
Increase in mortgage finance bonds	72,188	18,254	217	405
Repayments of mortgage finance bonds	(410,799)	(490,809)	(204,392)	(382,448)
Proceeds from bond issues	414,511	113,677	201,700	377,412
Repayments of bond issues	(155,594)	(244,881)	(66,902)	(125,182)
Short-term funds borrowed	101,880	225,825	405,565	758,873
Short-term borrowings repaid	(440,251)	613,450	(309,261)	(578,675)
Proceeds from issuance of long-term borrowings	(92,222)	(42,132)	(9,091)	(17,011)
Central Bank borrowings	345,941	(356,651)	(350,568)	(655,966)
Dividends paid	(224,625)	(210,684)	(155,811)	(291,547)
NET CASH PROVIDED BY FINANCING ACTIVITIES	590,145	593,002	608,364	1,138,342

EFFECT OF PRICE-LEVEL RETATEMENT ON CASH AND DUE FROM BANKS	1,784	3,430	(6,759)	(12,648)
NET DECREASE IN CASH AND DUE FROM BANKS	(63,727)	247,524	(158,524)	(296,623)
CASH AND DUE FROM BANKS, BEGINNING OF THE YEAR	1,067,134	1,003,407	1,250,931	2,340,683
CASH AND DUE FROM BANKS, END OF THE YEAR	1,003,407	1,250,931	1,092,407	2,044,060

SUPPLEMENTAL CASH FLOW INFORMATION:
Non cash movements (assets received in lieu of payment)	40,991	29,378	19,614	36,701

Cash paid during the year for:
Interest	446,151	479,029	591,401	1,106,601
Taxes	2,820	1,617	1,988	3,720

The accompanying Notes are an integral part of these consolidated financial statements.

BANCO SANTANDER CHILE

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Expressed in millions of constant Chilean pesos (MCh$) as of December 31, 2006
(except for number of shares)

	Number	Paid-in		Financial	Net Income
	of	Share	Legal	Investment	for the
	Shares	capital	Reserve	Reserve	Year	Total
	Millions	MCh$	MCh$	MCh$	MCh$	MCh$

Balances at January 1, 2004, (historical)	188,446	702,551	105,363	2,503	212,108	1,022,525
Retained earnings	-	-	212,108	-	(212,108)	-
Dividend paid	-	-	(212,108)	-	-	(212,108)
Price-level restatement	-	17,423	2,448	-	-	19,871
Unrealized losses in financial investment classified as permanent	-	-	-	2,671	-	2,671
Net Income for the year	-	-	-	-	198,795	198,795
Balances as of December 31, 2004	188,446	719,974	107,811	5,174	198,795	1,031,754
Balances at December 31, 2004 restated in constant Chilean pesos of December 31, 2006	188,446	761,853	114,082	5,475	210,358	1,091,768

Balances as of January 1, 2005, (historical)	188,446	719,974	107,811	5,174	198,795	1,031,754
Retained earnings	-	-	198,795	-	(198,795)	-
Dividends paid	-	-	(198,795)	-	-	(198,795)
Price-level restatement	-	26,063	3,585	-	-	29,648
Unrealized losses in financial investment classified as permanent	-	-	-	(20,485)	-	(20,485)
Net Income for the year	-	-	-	-	239,710	239,710
Balances as of December 31, 2005	188,446	746,037	111,396	(15,311)	239,710	1,081,832
Balance at December 31, 2005, restated in constant Chilean pesos of December 31, 2006	188,446	761,853	113,759	(15,635)	244,792	1,104,767

Balances as of January 1, 2006, (historical)	188,446	746,037	111,396	(15,311)	239,710	1,081,832
Retained earnings	-	-	239,710	-	(239,710)	-
Dividends paid	-	-	(155,811)	-	-	(155,811)
Price-level restatement	-	15,816	4,513	-	-	20,329
Change in accounting principles (See note 2)	-	-	-	(936)	-	(936)
Unrealized losses in financial investment classified as available for sale	-	-	-	14,343	-	14,343
Net Income for the year	-	-	-	-	285,582	285,582
Balance as of December 31, 2006	188,446	761,853	199,808	(1,904)	285,582	1,245,339

The accompanying Notes are an integral part of these consolidated financial statements.

Expressed in millions of constant Chilean pesos (MCh$)
of December 31, 2006 (except as indicated)

NOTE 1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Basis of presentation - Banco Santander Santiago (formerly Banco Santiago) is a corporation (sociedad anónima bancaria) organized under the laws of the Republic of Chile that provides a broad range of general banking services to customers, from individuals to major corporations.  Banco Santander Santiago and its subsidiaries (collectively referred to herein as the “Bank” “Banco Santander Chile”) offer general commercial and consumer banking services and provide other services, including factoring, collection, leasing, securities and insurance brokerage, mutual and investment funds management and investment banking.

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

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Chile and regulations of the Superintendency of Banks, collectively referred to as “Chilean GAAP.”  For the convenience of the reader, the consolidated financial statements have been translated into English.

The consolidated financial statements include Banco Santander Chile and its majority owned subsidiaries.  All significant intercompany transactions and balances have been eliminated in consolidation.  The majority interests of Banco Santander Chile as of December 31, 2005 and 2006 were as follows:
	Percentage Owned
	December 2005			December 2006
	Direct	Indirect	Total	Direct	Indirect	Total
	%	%	%	%	%	%
Subsidiary
Santiago Leasing S.A.	99.50	-	99.50	99.50	-	99.50
Santiago Corredores de Bolsa Ltda. (2)	99.19	0.81	100.00	99.19	0.81	100.00
Santander Santiago S.A. Administradora General de Fondos	99.96	0.02	99.98	99.96	0.02	99.98
Santander S.A. Agente de Valores	99.03	-	99.03	99.03	-	99.03
Santander Santiago S.A. Sociedad Securitizadora	99.64	-	99.64	96.64	-	99.64
Santander Santiago Corredora de Seguros Ltda.	99.99	-	99.99	99.99	-	99.99
Santander Servicios de Recaudación y Pagos Ltda. (1)	-	-	-	99.90	0.10	100.00

(1)
On September 27, 2006 the Bank formed a new subsidiary, “Santander Servicios de Recaudación y Pagos Ltda.” in which they became a 99.9% owner for Mch$739 millions dedicated to collection and payment services.  The new subsidiary is organized under the laws of Republic of  Chile and started its operations in October 2006.

(2)
On December 28, 2006 the partners of the company accorded to increase capital by Ch$7,768 million. Additionally, and as indicated in Note 25 to the financial statements, in 2007 this company plans to merged with the related company Santander Investment S.A. Corredores de Bolsa, which will be the legal surviving entity and subsidiary of de Bank.

b. Use of estimates in the preparation of financial statements - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates. In certain cases generally accepted accounting principles require that assets or liabilities be recorded or disclosed at their fair values.  The fair value is the amount at which an asset could be bought or sold, or in the case of a liability could be incurred or settled in a current transaction between willing parties, other than in a forced or liquidation sale. Where available, quoted market prices in active markets have been used as the basis for the measurement.  Where quoted market prices in active markets are not available, the Bank has estimated such values based on the best information available, including using modeling and other valuation techniques.

We have established allowances to cover probable loan losses in accordance with regulations issued by the Chilean Superintendency of Banks.  These regulations require us to estimate allowances based on an individual and group classification system as explained in Note 1 (m).

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

c. Price-level restatement - The consolidated financial statements are prepared on the basis of general price-level accounting in order to reflect the effect of changes in the purchasing power of the Chilean peso during each period.  At the end of each reporting period, the consolidated financial statements are restated in terms of the general purchasing power of the Chilean peso (“constant pesos”) using changes in the Chilean Consumer Price Index (“CPI”) as follows:

-	Non-monetary assets, liabilities and shareholders’ equity accounts are restated in terms of period-end purchasing power.

-	Consistent with general banking practices in Chile, no specific purchasing power adjustments of income statement amounts are made.

-	Monetary items are not restated as such items are, by their nature, stated in terms of current purchasing power in the financial statements.

-
The price-level restatement credit or charge in the income statement represents the monetary gain or loss in purchasing power from holding monetary assets and liabilities exposed to the effects of inflation.

-
All the amounts contained in the accompanying consolidated financial statements have been restated in Chilean pesos of general purchasing power of December 31, 2006 (“constant pesos”) applied under the “prior month rule”, as described below, to reflect changes in the CPI from the financial statement dates to December 31, 2006.  This updating does not change the prior periods’ statements or information in any way except to update the amounts to constant pesos of similar purchasing power.

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

The values of the CPI used for price-level restatement purposes are as follows:

		Change
Period	Index*	in index
2004	117.28	2.5%
2005	121.53	3.6%
2006	124.11	2.1%

*	Index as of November 30 of each period compared with the index as of November 30 of the prior year, under the prior month rule described above.

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

d. Index-linked assets and liabilities - Certain of the Bank’s interest-earning assets and interest-bearing liabilities are expressed in index-linked units of account.  The principal index-linked unit used in Chile is the Unidad de Fomento (UF), a unit of account which changes daily from the tenth day of the current month to the ninth day of the next month, to reflect the changes in the Chilean CPI over the previous month.  The carrying amounts of such assets and liabilities change with the changes in the UF and serve to offset the price-level restatement gains or losses from holding such assets and liabilities.  As the Bank’s UF assets exceed its UF liabilities, any increase in the index results in a net gain on indexation.  Values for the UF as of  December 31 of each period are as follows in historical Chilean pesos:

Period	Ch$
2004	17,317.05
2005	17,974.81
2006	18,336.38

e. Interest revenue and expense recognition - Interest revenue and expense are recognized on an accrual basis using the effective interest method. The carrying amounts of loans, investments and liabilities are stated at their cost, adjusted for accrued interest and the indexation adjustment applicable to such balances that are index-linked.  The effect of index linkage charges on interest-earning assets end interest earning liabilities is reflected in the income statement as an increase or decrease in interest revenue or expense.

The Bank suspends the accrual of interest and indexation adjustments of principal on loan installment payments due beginning on the first day that such loan installment payments are overdue.  The Bank continues to accrue interest and indexation on the principal payments not yet overdue for those loans that have installments overdue unless the Bank believes those amounts are uncollectible.  Interest accrued prior to the loan becoming overdue remains on the Bank’s books and is considered to be a part of the loan balance when determining the allowance for loan losses.  Payments received on overdue loans are first applied to reduce the recorded balance of accrued interest receivable, if any, and thereafter are recognized as income to the extent of interest earned but not recorded; any excess payments are then applied to principal.  Accrued interest and indexation adjustments are included in the Bank’s recorded investment in the loan for the purpose of determining the required allowance for loan losses.

f. Foreign currency - The Bank makes loans and accepts deposits in amounts denominated in foreign currencies, principally the US dollar.  Such assets and liabilities are translated at the observed rate reported by the Central Bank of Chile at the balance sheet date.

The amount of net gains and losses on foreign exchange includes the recognition of the effects that variations in the exchange rates have on assets and liabilities denominated in foreign currencies and the gains or losses on foreign exchange spot and forward transactions undertaken by the Bank.

g. Derivative activities – Prior to January 1, 2006, under Chilean GAAP, the Bank accounted for forward contracts between foreign currencies and U.S. dollars at fair value with realized and unrealized gains and losses on these instruments recognized in net income. Forward contracts between the U.S. dollar and the Chilean peso or the UF are valued at the closing spot exchange rate of each balance sheet date, with the initial discount or premium being amortized over the life of the contract in accordance with Chilean hedge accounting criteria.

Under Chilean GAAP the Bank records differences between interest income and interest expense on interest rate swap transactions and interest on debt instruments, in net income in the period when cash settlements under the agreements are made.  The fair value of the swap agreement and changes in the fair value as a result of changes in market interest rates were not recognized at each period-close in the Chilean GAAP consolidated financial statements.

Effective January 1, 2006, under the requirements of Circular No. 3,345 of the Superintendency of Banks, the accounting treatment of certain derivative instruments and hedges of financial assets changed.  Traditional financial instruments which meet the definition of a “derivative” such as forwards in foreign currency and unidades de fomento (inflation index-linked units of account), interest rate futures, currency and interest rate swaps, currency and interest rate options, and others are recognized initially in the balance sheet at cost (including transaction fees) and, at subsequent period ends, at their fair value.  The fair value is obtained from market quotes, discounted cash flow models and option valuation models, as applicable.

Certain terms may be incorporated into non-derivative financial instruments whose risk and economic characteristics are not clearly and closely related to those of the host contract which may require their bifurcation from the host contract and treatment as a separate derivative subject to that dictated by Circular No.3,345.

When a derivative contract is signed, it must be designated by the Bank as a speculative contract or a hedge. Any changes in the fair value of speculative financial derivative contracts  are  recorded in  Income under “Gains from trading activities” or “Losses from trading activities”, as applicable.  If the derivative is classified as a hedge , it may be: (1) a fair value hedge, or (2) a cash flow hedge . To qualify as a hedge for accounting purposes, the instruments must comply with all the following conditions: (a) hedging must be formally documented at initiation; (b) hedging must be expected to be highly effective; (c) the efficiency of the hedge can be measured reasonably; and (d) the hedge is highly effective with regard to the risk hedged, continuously throughout its lifetime, to qualify as highly effective, the hedge relationship should meet, both at the inception and in any moment, the following requirements:

a)
Prospectively: It should be expected that the changes in the fair value or in the cash flows of the hedged financial instruments will almost be offset by the changes in the fair value or in the cash flows of the hedging instruments.

b)	Retrospectively: The offsetting effects should be within 80% and 125% of the changes in the hedged item.

c)	All the values should be reliably calculated.

d)	Effectiveness should be tested at least each time that the financial statements are prepared

Certain derivative transactions that do not classify to be accounted for as hedges  are treated and reported as trading, even though they may provide an effective economic hedge for managing risk positions.

When a derivative hedges exposure to changes in the fair value of an existing asset or liability, the latter is recorded at its fair value. Earnings or losses from measuring the fair value of both the item hedged and the hedging derivative are recognized in income. If the item hedged in a fair value hedge is a firm commitment, the changes in the fair value of the commitment with regard to the risk hedged are recorded as assets or liabilities with the offsetting effect recorded in income. When an asset or liability is acquired as a result of the commitment, the initial recognition of the acquired asset or liability is adjusted to fair value.

When a derivative hedges exposure to changes in the cash flows of existing assets or liabilities, or expected transactions, the effective portion of the changes in fair value with regard to the risk hedged is recorded in shareholders’ equity.  Any ineffective portion is recognized directly in the period’s income. The amounts recorded directly in shareholders’ equity are transferred to in income in the same periods in which the offsetting changes in  assets or liabilities hedged affect the income statement.

When fair value hedge accounting is used for a portfolio hedge of interest rate risk and the hedge item is designated as an amount of currency, the earnings or losses from measuring the fair value of both the portfolio hedged and the hedge are recognized in income.

h. Financial investments - Before January 1, 2006, the Bank’s financial investments were classified as trading or permanent in accordance with the regulations of the Superintendency of Banks with unrealized gains and losses on trading investments included in Other operating income (expenses), and unrealized gains and losses on permanent investments included in a separate component of Shareholders’ equity.  Investment securities maintained by the Bank’s subsidiaries were carried on a stand-alone basis on the subsidiary’s financial statements at the lower of price-level restated cost or market value.

The Bank’s previously identified “trading” investments, although not classified as such in prior years, for accounting purposes, were treated the same as those classified as “trading” since January 1, 2006. Additionally, over all periods presented, classification for accounting purposes has been conformed.

Effective January 1, 2006 the accounting for financial instruments acquired for trading or investments purposes (available-for-sale or held-to- maturity) are classified as follows:

i.
Trading Instruments - Instruments for trading are securities acquired for which the Bank has the intent to generate earnings from short-term price fluctuations or through brokerage margins, or that are included in a portfolio created for such purposes.

Instruments for trading are valued at their fair value according to market prices on the closing date of the balance sheet. Mark to market adjustments, as well as realized gains/losses from trading , are included in the Income Statement under “Earnings (losses) from trading activities”. Interest income and indexation adjustments are reported as “Interest revenue”.

ii.
Investment Instruments - Investment instruments are classified into two categories: Held to maturity investments and Instruments available for sale. Held to maturity investments only include those instruments for which the Bank has the intent and ability to hold to maturity. Investment instruments not classified as held to maturity or trading are considered to be available for sale.  Investment instruments are recognized initially at cost, which includes transaction costs.

Investment instruments are recorded initially at cost. Instruments available for sale are valued at each subsequent period-end at their fair value according to market prices or valuations obtained by using models. Mark to market adjustments are reported in a separate component of Shareholders’ equity.  When these investments are sold or become impaired, the amount of the adjustments to fair value accumulated in Shareholders’ equity is reclassified to the income statement and reported under “Gain from trading activities” or “Losses from trading activities”, as applicable.

Held to maturity investments are recorded at their cost value plus accrued interest and adjustments, less provisions for impairment recorded when the book value is higher than its estimated return.

Interest and indexation adjustments of held to maturity investments and available for sale investments are included under “Interest revenue and expenses”. Investment instruments designated as hedges are accounted for under the appropriate derivative accounting literature.

All purchases and sales of investment instruments, to be  delivered within the deadline stipulated by market regulations and conventions, are recognized on the commitment date , which is the date on which the commitment is made to purchase or sell the asset. Other purchases or sales are treated as forwards until they are liquidated.

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

i. Leasing contracts - The Bank leases certain property that meets the criteria for direct financing leases.  At the time of entering into a direct financing lease transaction, the Bank records the gross financing receivable, unearned income and estimated residual value of leased equipment.  There are no significant residual values assumed by the Bank.  Unearned income represents the excess of the gross financing receivable plus the estimated residual value over the cost of the property acquired.  Unearned income is recognized in such a manner as to produce a constant periodic rate of return on the net investment in the direct financing lease.  The net investment in financing leases is included in the account “Lease Contracts” in the loan section of the consolidated balance sheet.

j. Factored receivables - Factoring receivable loans are valued at the amount disbursed to the borrower.  The price difference between the amounts disbursed and the actual face value of the receivables is earned and recorded as interest income over the financing period.  The borrowers are responsible for the payments of the loans if the receivables are not collected.

k. Premises and equipment - Premises and equipment are stated at acquisition cost net of accumulated depreciation and have been restated for price-level changes.  Depreciation is calculated on a straight-line method over the estimated useful lives of the underlying assets.

The costs of maintenance and repairs are charged to expense.  The costs of significant refurbishment and improvements are capitalized and are then amortized over the period of the benefit or the remaining life of the premises and equipment, whichever is less, on a straight-line basis.

l. Investments in other companies - Shares or rights in companies that are integral to the operations of the Bank, where the Bank holds less than majority interest, are accounted for under the equity method. Other minority investments are carried at cost restated for price-level changes.

m. Allowance for loan losses - The Bank has set up allowances for probable loan losses in accordance with the instructions issued by the Superintendency of Banks and the models for rating and evaluating credit risk approved by the Bank’s Board of Directors.

The following describes the calculation of the allowance for loan losses.

Allowances for individual evaluations on commercial loans

The Bank assigns a risk category level to each borrower and his respective loans.

The Bank considers the following risk factors within the analysis: industry or sector of the borrower, owners or managers of the borrower, their financial situation, their payment capacity and payment behavior.

The Bank assigns one of the following risk categories to each loan and borrower:

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

For loans classified as A1, A2, A3 and B, the board of directors of the Bank is authorized to determine the levels of required reserves.  For loans classified in Categories C1, C2, C3, C4, D1 and D2, the bank must have the following levels of reserves:

Classification	Estimated range of loss	Reserve
C1	Up to 3%	2%
C2	More than 3% up to 19%	10%
C3	More than 19% up to 29%	25%
C4	More than 29% up to 49%	40%
D1	More than 49% up to 79%	65%
D2	More than 79%	90%

Commencing in 2006, the Bank improved the methodology for loans classified as categories A1, A2, A3 and B. All commercial loans were assigned with a specific level of risk.

Loan classification model for commercial, consumer and mortgage loans on an group basis
Allowances for group evaluations

·
Suitable for the evaluation of a large number of borrowers whose individual loan amounts are relatively small.  These models are intended to be used primarily to analyze loans to individuals and small companies.

·
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

Provisioning for consumer and mortgage loan

The provisioning for consumer and mortgage loan is directly related to the aging of the installment.

Commencing in 2006, the Bank improved and modified the methodology for analyzing consumer and mortgage loans. All consumer and mortgage loans will be assigned a rating on an individual basis utilizing a more automated and sophisticated statistical model and considering also borrower’s credit behavior.  Once the rating of the client is determined the provisioning of consumer and mortgage loans is calculated using a risk category and related % which is directly related to the aging.

Additional reserves

Under the regulations, banks are permitted to establish reserves above the limits described above only to cover specific risks that have been authorized by their board of directors.

Charge-offs

In accordance with the regulations of the Superintendency of Banks the Bank charges off loans or portions thereof when collection efforts have been exhausted.  Under the rules and regulations established by the Superintency of Banks, charge-offs must be made within the following maximum prescribed limits:

·	24 months after a loan is past due (3 months for consumer loans) for loans without collateral; and
·	36 months after a loan is past due for loans with collateral.

The Bank will also charge-off commercial loans prior to the meeting of this criteria when the Bank no longer considers such loans or portions thereof to be collectible.

Loan loss recoveries

Recoveries on charged-off loans as well as recoveries on loans which were reacquired from the Chilean Central Bank (the “Central Bank”), are recorded directly to income and presented as a reduction of the provision for loans losses.

n. Fees and expenses related to loans and services - Fees and expenses related to loans, as well as fees for services rendered, are deferred and recognized in income over the term of the loans to which they relate equivalent to the period during which the services are performed.

The fees correspond to remunerations charged to the mutual funds and investment funds administered are registered on base yielded.  These fees are established in the Internal Regulations of each one the funds administered

o. Income taxes - Income taxes payable are recognized in an amount that approximates the amount due on the respective income tax return pursuant to Chilean tax legislation.

Deferred taxes are recorded in accordance with Technical Bulletin No. 60 and the complementary technical bulletins thereto issued by the Chilean Association of Accountants.

p. Assets received in lieu of payment - Assets received in lieu of payment are carried at the lower of price-level restated cost and the market value of such assets, considered as a whole. Assets that have not been sold within one year are written-off, as instructed by the Superintendency of Banks.

q. Statement of cash flows - For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks. (For the year ended December 31, 2004, 2005 and 2006), the consolidated statements of cash flows have been prepared in accordance with Technical Bulletin No. 65 of the Chilean Association of Accountants.

r. Convenience translation to U.S. dollars - The Bank maintains its accounting records and prepares its consolidated financial statements in Chilean pesos.  The US dollar amounts disclosed in the accompanying financial statements are presented solely for the convenience of the reader at the December 31, 2006 observed exchange rate of Ch$534.43 per US$1.00.  This translation should not be construed as representing that the Chilean peso amounts actually represent or have been, or could be, converted into U.S. dollars at such a rate or at any other rate.

NOTE 2.	ACCOUNTING CHANGES

On December 20, 2005, the Superintendency of Banks and Financial Institutions issued Circular No. 3,345 and related amendments through Circular No.3,349 dated February 7, 2006, Circular No. 3,355 dated May 25, 2006 and Circular No. 3,358 dated May 31, 2006, governing the application of new accounting principles and the valuation and classification of financial instruments acquired, derivative instruments, accounting hedges and write-offs of financial assets on the balance sheet.  The aforementioned changes in  accounting principles and valuation at January 1, 2006, called for adjustments, if applicable, to fair value, on said instruments to be made directly against shareholders’ equity; the amount was MCh$(936).

For comparative purposes, the balances at December 31, 2005 have been regrouped and reclassified, but not adjusted to fair value, based on the transition provisions established in Circular No.3,345 and its subsequent amendments as mentioned above.

NOTE 3.	CASH AND DUE FROM BANKS

In accordance with the rules of the Superintendency of Banks, the Bank must maintain certain non interest-bearing balances in its account with the Central Bank. The required balances are based upon specified financial criteria, including the level of the Bank’s assets, the amount of its foreign borrowings and its average liabilities.  Restricted amounts totaled MCh$238,410 and MCh$290,958 as of December 31, 2005 and 2006, respectively.

NOTE 4.	INVESTMENTS

Financial investments are classified at the time of the purchase, based on management’s intentions, as either trading instruments or investment instruments the latter of which are categorized as Available for sale and Held to maturity.

A summary of financial investments is as follows:

a) Trading Investments

	As of December 31,
Central Bank and Government Securities	2005	2006
	MCh$	MCh$
Central Bank Securities	390,002	381,260
Chilean Treasury Bonds	-	40,521
Other Securities	17,101	357
Subtotal	407,103	422,138

Others Financial Securities
Time deposits in Chilean Financial Institutions	89,151	3,554
Mortgage Finance Bonds	59,555	23,189
Chilean financial Institutions Bonds	-	44
Chilean Corporate Bonds	2,002	22,561
Chilean Others Securities	58,902	7,264
Central Bank and Government Foreign Securities	-	-
Other Foreign Securities	59,248	160,711
Subtotal	268,858	217,323
Total	675,961	639,461

Central Bank and government securities include repurchase agreements sold to clients and financial institutions for an amount of MCh$50,250 and MCh$20,061 as of December 31, 2005 and 2006 respectively. Other Financial Investments does not include any repurchase agreements sold to clients and financial institutions.

b) Available for sale Investments

	As of December 31,
	2005	2006
Central Bank and Government Securities	MCh$	MCh$
Central Bank Securities	86,114	77,738
Chilean Treasury Bonds	1,226	623
Other Securities	34,494	18,531
Subtotal	121,834	96,892

Others Financial Securities
Time deposits in Chilean Financial Institutions	-	-
Mortgage Finance Bonds	423,970	222,672
Chilean financial Institutions Bonds	-	-
Chilean Corporate Bonds	-	-
Chilean Others Securities	-	-
Central Bank and Government Foreign Securities	-	-
Other Foreign Securities	29,224	25,544
Subtotal	453,194	248,216
Total	575,028	345,108

Central Bank and government securities include repurchase agreements sold to clients and financial institutions for an amount of MCh$1,756 and MCh$2,067 as of December 31, 2005 and 2006 respectively. Other Financial Investments does not include any repurchase agreements sold to clients and financial institutions.

c) Held to maturity Investments

As of December 31, 2005 and 2006 no financial investments were classified as held to maturity.

NOTE 5.	LOANS

The loans on the accompanying consolidated balance sheets consist of the subcategories as described below.

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

The following table summarizes the most significant loan concentrations, expressed as a percentage of total loans, excluding contingent loans and on a gross basis.

	As of December 31,
	2005	2006

Community, social and personal services	18.9%	16.7%
Residential mortgage loans	25.0%	26.0%
Consumer credit	15.2%	16.9%
Financial services	10.4%	8.8%
Commerce	8.4%	8.3%
Manufacturing	6.0%	5.6%
Construction	6.5%	6.8%
Agriculture, livestock, agribusiness, fishing	4.7%	5.7%
Electricity, gas and water	0.8%	0.9%
Transport, storage and communications	3.4%	3.6%
Mining and petroleum	0.7%	0.7%

Total	100.0%	100.0%

A substantial amount of the Bank’s loans are to borrowers doing business in Chile.

NOTE 6.	LEASE CONTRACTS

The amounts shown as leasing contracts are amounts receivable under lease agreements and have the following maturities as of December 31, 2005 and 2006.  Unearned income presented in the table corresponds to the interest to be earned in the future as of each year-end.

	As of December 31, 2005			As of December 31, 2006
	Total	Unearned	Net lease	Total	Unearned	Net lease
	receivable	income	receivable	receivable	income	receivable
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Years
Due within one year	203,726	(30,424)	173,302	266,485	(29,544)	236,941
Due after 1 year but within 2 years	161,425	(24,428)	136,997	189,480	(25,425)	164,055
Due after 2 year but within 3 years	116,673	(17,969)	98,704	132,837	(21,842)	110,995
Due after 3 year but within 4 years	79,750	(13,530)	66,220	89,100	(17,050)	72,050
Due after 4 year but within 5 years	59,239	(10,317)	48,922	55,476	(10,665)	44,811
Due after 5 years	190,778	(36,987)	153,791	180,935	(45,379)	135,556

Total	811,591	(133,655)	677,936	914,313	(149,905)	764,408

Leased assets consist principally of real estate, industrial machinery, vehicles and computer equipment.

NOTE 7.	ALLOWANCE FOR LOAN LOSSES

The changes in the allowance for loan losses are as follows:

	Year ended December 31,
	2004	2005	2006
	MCh$	MCh$	MCh$

Balance as of January 1,	182,426	183,366	151,000
Price-level restatement (1)	(4,792)	(6,407)	(3,134)
Charge offs	(126,394)	(139,632)	(143,475)
Allowances established	153,406	164,697	206,087
Allowances released	(21,280)	(51,024)	(36,414)

Balance as December 31,	183,366	151,000	174,064

(1)	Reflects the effect of inflation on the allowance for loan losses at the beginning of each period, adjusted to constant pesos of December 31, 2006.

The provision for loan losses included in the results of operations for the periods indicated is as follows:

	Year ended December 31,
	2004	2005	2006
	MCh$	MCh$	MCh$

Provision established	153,406	164,697	206,087
Net provision established (released)
for assets received in lieu of payment	1,027	(724)	1,268
Direct charge-offs	3,070	(991)	(852)
Provision released	(21,280)	(51,024)	(36,414)
Recovery of loans previously charged off	(50,772)	(47,079)	(47,067)

Net charge to income	85,451	64,879	123,022

NOTE 8.	BANK PREMISES AND EQUIPMENT, NET

The major categories of Bank premises and equipment, net of accumulated depreciation are as follows:

	As of December 31,
	2005	2006
	MCh$	MCh$

Land and buildings	197,016	198,980
Furniture and fixtures	7,618	10,035
Machinery and equipment	14,485	15,451
Vehicles	1,075	1,246
Other	5,874	5,648

Total bank premises and equipment, net	226,068	231,360

Related depreciation expense was MCh$17,320 and MCh$19,291 as of December 31, 2005 and 2006 respectively.

NOTE 9.	INVESTMENTS IN OTHER COMPANIES

Investments in other companies consist of the following:

			As of December 31,
	Ownership interest		Participation in net income			Book Value
	2005	2006	2004	2005	2006	2005	2006
	%	%	MCh$	MCh$	MCh$	MCh$	MCh$

Redbank S.A.	33.42	33.42	192	187	201	1,225	1,239
Transbank S.A.	32.71	32.71	262	263	264	1,716	1,717
Tarjetas Inteligentes S.A. (1)	-	-	(141)	(43)	-	-	-
Centro de Compensación Automática	33.33	33.33	32	35	40	218	240
Sociedad Interbancaria de Depósito de Valores S.A.	29.28	29.28	59	58	68	310	313
Camara de Compensacion Alto Valor S.A. (4)	11.66	11.52	(18)	(23)	58	287	346
Adm Financ. Transantiago (2)	20.00	20.00	-	(126)	(95)	1,292	1,197
Nexus S.A. (4)	12.90	12.90	91	93	119	584	610
Bolsa de Comercio de Santiago (Stock Exchange) (4)	4.17	4.17	93	233	(128)	590	616
Bolsa Electrónica de Chile. (4)	2.50	2.50	-	29	(3)	71	75
Bolsa de Comercio de Valparaíso (3) (4)	2.22	1.67	-	(2)	-	10	10
Cámara de Compensación (4)	0.15	0.15	-	(1)	-	3	4

Total investments in other companies accounted for under the equity method			570	703	524	6,306	6,367
Other investments carried at cost			(2)	(10)	262	532	287
Total investments in other companies			568	693	786	6,838	6,654

(1)	On December 19, 2005, in compliance with the agreement adopted by the Shareholders Extraordinary meeting, the company “Empresas Tarjetas Inteligentes S.A.”, was liquidated.
(2)	On July 7, 2005, the Bank acquired 20% of “Administrador Financiero Transantiago S.A. in the amount of MCh$1,353 (historical).
(3)	On August 19, 2005, the company “Bolsa de Comercio de Valparaiso” make a capital increase which was not subscribed to by the Bank.
(4)	Acquired prior to January 1, 2004.

NOTE 10.	OTHER ASSETS AND OTHER LIABILITIES

a)    Other assets

	As of December 31,
	2005	2006
	MCh$	MCh$

Amounts receivable under spot foreign exchange transactions	49,339	91,302
Real time gross settlement (RTGS) receivable	21,499	31,377
Credit card charges in process	30,472	27,318
Deferred income taxes (Note 20)	46,090	45,453
Prepaid and deferred expenses	55,615	62,710
Transactions in process	7,421	13,409
Recoverable taxes	7,850	14,816
Stamp taxes recoverable	517	4,821
Receivable on sales of assets received in lieu of payment	1,885	1,783
Guarantees issued	35,234	79,079
Pending consignment	-	291
Account receivable	56,392	38,990
Mutual Funds	1,385	30,565
Other	16,153	22,077

Total Other Assets	329,852	463,991

b)    Other liabilities

	As of December 31,
	2005	2006
	MCh$	MCh$

Amounts payable under spot foreign exchange transactions	76,216	99,082
Deferred income taxes (Note 20)	5,409	8,437
Transactions in process	3,604	5,157
Provision for staff benefits	11,930	14,115
Income taxes	8,540	15,116
Provisions for lawsuits and others	32,937	29,571
Value added tax payable	4,619	5,143
Deferred fees	8,083	7,597
Real time gross settlement (RTGS) payable	5,319	14,483
Other	11,192	3,221

Total Other Liabilities	167,849	202,115

c)    Contingent liabilities

Contingent liabilities consist of open and unused letters of credit, together with guarantees by the Bank in Chilean pesos, UF's and foreign currencies (principally US dollars).  The liability represents the Bank’s obligations under such agreements.  The Bank’s rights under these agreements are recognized as assets under the caption “Contingent loans” (Note 5).  Since many of these commitments to extend credit may expire without being drawn upon, the total contingent liabilities do not necessarily represent future cash obligations.

NOTE 11.	OTHER INTEREST BEARING LIABILITIES

The Bank’s long-term and short-term borrowings are summarized below.  Borrowings are generally classified as short-term when they have original maturities of less than one year or are due on demand.  All other borrowings are classified as long-term, including the amounts due within one year on such borrowings.

	As of December 31, 2005
Total Borrowings	Long-term	Short-term	Total
	MCh$	MCh$	MCh$

Central bank borrowings (a)	-	176,878	176,878
Credit lines for renegotiations of loans (a)	6,796	-	6,796
Investment under agreements to repurchase	-	50,834	50,834
Mortgage finance bonds (b)	563,470	119,673	683,143
Other borrowings bonds (c)	422,292	1,754	424,046
Subordinated bonds (d)	393,929	-	393,929
Borrowings from domestic financial institutions	-	2,582	2,582
Foreign borrowings (e)	65,605	1,055,923	1,121,528
Other obligations (f)	12,000	30,984	42,984

Total borrowings	1,464,092	1,438,628	2,902,720

	As of December 31, 2006
	Long-term	Short-term	Total
Total Borrowings	MCh$	MCh$	MCh$

Central bank borrowings (a)	-	134,417	134,417
Credit lines for renegotiations of loans (a)	-	5,080	5,080
Investment under agreements to repurchase	-	19,929	19,929
Mortgage finance bonds (b)	464,713	65,493	530,206
Other borrowings bonds (c)	564,513	1,140	565,653
Subordinated bonds (d)	450,122	40,294	490,416
Borrowings from domestic financial institutions	-	-	-
Foreign borrowings (e)	94,288	717,979	812,267
Other obligations (f)	11,972	52,221	64,193

Total borrowings	1,585,608	1,036,553	2,622,161

a)    Central Bank borrowings

Central Bank borrowings include credit lines for the renegotiations of loans and other Central Bank borrowings. These credit lines were provided by the Central Bank for the renegotiations of loans due to the need to refinance debts as a result of the economic recession and crisis of the banking system in the early 1980's. The credit lines for the renegotiations, which are considered long-term, are related with mortgage loans linked to the UF index and bear an annual interest rate of 3.6% and 3.0% at December 31, 2005 and 2006 respectively. The maturities of the outstanding amounts due to the Central Bank are as follows:

	As of December 31,
	2005	2006
	MCh$	MCh$

Total credit lines for renegotiation of loans	6,796	5,080

The maturities of MCh$5,080 due under these long-term credit lines, are due within one year.

b)    Mortgage finance bonds

These bonds are used to finance mortgage loans.  The outstanding principal amounts of the bonds are amortized on a quarterly basis.  The range of maturities of these bonds is between five and twenty years.  The bonds are linked to the UF index and bear a weighted-average annual interest rate of 5.2%.

As of December 31,
2006
MCh$

Due within 1 Year	65,493
Due after 1 year but within 2 years	54,556
Due after 2 years but within 3 years	51,190
Due after 3 years but within 4 years	48,896
Due after 4 years but within 5 years	44,711
Due after 5 years	265,360
Total mortgage finance bonds	530,206

c)    Bonds

	As of December 31,
	2005	2006
	MCh$	MCh$

Santiago bonds, Series A,B,C,D and F	11,350	9,179
Santander Bonds linked to the UF	165,122	342,774
Santander Bonds denominated in US$	247,574	213,700
	424,046	565,653

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

On December 17, 2004 Santiago Leasing S.A., ceded through public deed a total of UF 3,041,102 (MCh$53,779 at December 31, 2004) in bonds to Banco Santander Chile, this bonds are linked to the UF index and bear an annual interest rate of 5.6%.  As of December 31, 2005 and 2006, the balance is included in Santander bonds linked to the UF.

Santander bonds were issued by the former Banco Santander-Chile.  These bonds are intended to finance loans that have a maturity of greater than one year, are linked to the UF index and bear a weighted average annual interest rate of 6.5%.

On October 5, 2005 the Bank issued bonds, denominated in UF for a total of UF8.000.000 which  bear an average annual interest rate of 3.0%.

On May 25, 2006 the Bank issued bonds, denominated in UF for a total of UF6.000.000 which bear an average annual interest rate of 4.6%.

On August 17, 2006 the Bank issued bonds, denominated in UF for a total of UF895.000 which bear an average annual interest rate of 3.7%.

On December 9, 2004, the Bank issued senior bonds, denominated in U.S. dollars, for a total of US$400 million. These bonds carry a nominal interest rate of LIBOR plus 0.35% per annum (4.81% and 5.35% at December, 2005 and 2006), quarterly interest payments and one repayment of principal after a term of 5 years.

The maturities of these bonds are as follows:

As of December 31,
2006
MCh$

Due within 1 Year	1,140
Due after 1 year but within 2 years	-
Due after 2 years but within 3 years	213,700
Due after 3 years but within 4 years	146,290
Due after 4 years but within 5 years	15,414
Due after 5 years	189,109
Total bonds	565,653

d)    Subordinated bonds

	As of December 31,
	2005	2006
	MCh$	MCh$
Santiago bonds denominated in US$(1)	44,045	42,703
Santander bonds denominated in US$(2) (6)	265,381	272,183
Santiago Bonds linked to the UF (3)	54,485	49,017
Santander Bonds linked to the UF (4) (5)	30,018	126,513
Total subordinated bonds	393,929	490,416

(1)
On July 17, 1997, the former Banco Santiago issued subordinated bonds, denominated in U.S. dollars, for a total of US$300 million. The bonds carry a nominal interest rate of 7.0% per annum, semi-annual interest payments and one repayment of principal after a term of 10 years.

(2)
On January 16, 2003, the Bank completed the voluntary exchange of its new subordinated bonds, which will mature in 2012.  A total of US$221,961,000 in principal of the Santiago bonds was offered and redeemed by the Bank.  The bonds carry a nominal interest rate of 7.375% per annum, semi-annual interest payments and one repayment of principal after a term of 10 years.

(3)
The Series C and E Bonds outstanding as of December 31, 2005 and 2006 are intended for the financing of loans with a maturity of greater than one year.  They are linked to the UF index and carry an annual interest rate of 7.5% and 6.0% respectively, with interest and principal payments due semi-annually.

(4)
The Series C, D and E Bonds outstanding as of December 30, 2005 and 2006 are intended for the financing of loans with a maturity of greater than one year.  They are linked to the UF index and carry an annual interest rate of 7.0% with interest and principal payments due semi-annually.

(5)	During 2006 the Bank issued subordinated bonds, denominated in UF for a total of UF5.000.000 which bear an average annual interest rate of 4.4%.

(6)
On December 9, 2004, the Bank issued subordinated bonds, denominated in U.S. dollars, for a total of US$300 million. These bonds carry a nominal interest rate of 5.375% per annum, semi-annual interest payments and one repayment of principal after a term of 10 years.

The maturities of these bonds, which are considered long-term, are as follows:

As of December 31,
2006
MCh$

Due within 1 Year	40,294
Due after 1 year but within 2 years	-
Due after 2 years but within 3 years	-
Due after 3 years but within 4 years	-
Due after 4 years but within 5 years	17,378
Due after 5 years	432,744
Total subordinated bonds	490,416

e)    Foreign borrowings

These are short-term and long-term borrowings from foreign banks.  The maturities of these borrowings are as follows:

As of December 31,
2006
MCh$

Due within 1 Year	717,979
Due after 1 year but within 2 years	91,021
Due after 2 years but within 3 years	-
Due after 3 years but within 4 years	3,267
Due after 4 years but within 5 years	-
Due after 5 years	-
Total foreign borrowings	812,267

The foreign borrowings are denominated principally in U.S. dollars, and are principally used to fund the Bank’s foreign trade loans and bear an annual average interest rate of 3.7% and 5.3% at  December 31, 2005 and 2006.

f)    Other obligations

Other obligations are summarized as follows:

As of December 31,
2006
MCh$

Due within 1 Year	3,369
Due after 1 year but within 2 years	3,454
Due after 2 years but within 3 years	2,153
Due after 3 years but within 4 years	2,143
Due after 4 years but within 5 years	1,623
Due after 5 years	2,599
Total long term obligations	15,341

Short-term obligations:

Amounts due to credit card operators	21,877
Acceptance of letters of credit	26,975
Total short – term obligations	48,852

Total other obligations	64,193

NOTE 12.	DISCLOSURES REGARDING DERIVATIVE FINANCIAL INSTRUMENTS

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

During the period ended December 31, 2005 and 2006, the Bank entered into interest rate and cross currency swap agreements to manage exposure to fluctuation in currencies and interest rates.  The differential between the interest paid or received on a specified notional amount is recognized under the caption “Amounts payable from forward contracts, net”.  The fair value of the swap agreement and changes in the fair value as a result of changes in market interest rates are recognized in the consolidated financial statements.

The Bank’s foreign currency futures and forward operations and other derivative products outstanding at December 31, 2005 and 2006 are summarized below:

		As of December 31, 2006
		Notional amounts			Fair Value
	Cash Flow hedge (CF) or fair value hedge (FV)	Within 3 months	After 3 months but within one year	After one year	Assets	Liabilities
		MCh$	MCh$	MCh$	MCh$	MCh$
Derivative instruments in designated hedge accounting relationships

Currency Forwards	( )	-	-	-	-	-
Interest rate Swaps	(FV)	-	-	210,298	1,173	2,354
Currency Swaps	( )	-	-	-	-	-
Cross currency Swaps	(FV)	843,969	-	-	-	37,871
Call currency options	( )	-	-	-	-	-
Call interest rate options	( )	-	-	-	-	-
Put currency options	( )	-	-	-	-	-
Put interest rate options	( )	-	-	-	-	-
Interest rate future	( )	-	-	-	-	-
Other derivatives	( )	-	-	-	-	-
Subtotal		843,969	-	210,298	1,173	40,225

Derivative instruments for trading

Currency forwards		6,017,519	3,435,681	378,885	82,608	99,422
Interest rate swaps		457,994	1,178,930	3,923,328	34,958	68,165
Currency swaps		-	-	-	-	-
Cross currency swaps		2,744,066	1,348,617	129,703	247,486	142,058
Call currency options		47,608	372,092	-	4,384	4,372
Call interest rate options		-	100	-	-	-
Put currency options		-	-	-	-	-
Put interest rate options		29,706	346,691	-	1,448	1,032
Interest rate future		-	-	-	-	-
Other derivatives		313,055	106,886	101,542	631	648
Subtotal		9,609,948	6,788,997	4,533,458	371,515	315,697

Total		10,453,917	6,788,997	4,743,756	372,688	355,922

The notional amounts refer to the US dollar bought or sold or to the US dollar equivalent of foreign currency bought or sold for future settlement.  The contract terms correspond to the duration of the contracts as from the date of the transaction to the date of the settlement.

		As of December 31, 2005
		Notional amounts			Book Value (*)
		Within 3 months	After 3 months but within one year	After one year	Assets	Liabilities
		MCh$	MCh$	MCh$	MCh$	MCh$
Derivative instruments in designated hedge accounting relationships	Cash Flow hedge (CF) or fair value hedge (FV)

Currency Forwards	( )	-	-	-	-	-
Interest rate Swaps	(FV)	-	-	401	131	212
Currency Swaps	( )	-	-	-	-	-
Cross currency Swaps	(FV)	77	129	-	-	10,276
Call currency options	( )	-	-	-	-	-
Call interest rate options	( )	-	-	-	-	-
Put currency options	( )	-	-	-	-	-
Put interest rate options	( )	-	-	-	-	-
Interest rate future	( )	-	-	-	-	-
Other derivatives	( )	-	-	-	-	-
Subtotal		77	129	401	131	10,488

Derivative instruments for trading

Currency forwards		4,862,614	3,690,484	359,919	249,275	283,218
Interest rate swaps		362,666	2,244,684	2,651,871	3,593	9,799
Currency swaps		-	-	-	-	-
Cross currency swaps		907	559	37	165,209	88,131
Call currency options		-	26,255	-	413	-
Call interest rate options		-	-	-	-	-
Put currency options		-	10,502	-	174	174
Put interest rate options		-	-	-	-	-
Interest rate future		-	-	-	-	-
Other derivatives		651,257	-	-	-	13
Subtotal		5,877,444	5,972,484	3,011,827	418,664	381,335

Total		5,877,521	5,972,613	3,012,228	418,795	391,823

(*) For the operations previous to January 1, 2006, the Bank has applied the criteria described in note 1g.

The notional amounts refer to the US dollar bought or sold or to the US dollar equivalent of foreign currency bought or sold for future settlement.  The contract terms correspond to the duration of the contracts as from the date of the transaction to the date of the settlement.

NOTE 13.	MINIMUM CAPITAL REQUIREMENTS

The Superintendency of Banks requires Chilean Banks to maintain a minimum capital of 800,000 UF, equivalent to MCh$14,669 as of December 31, 2006. In addition, Banks are required to maintain a minimum basic capital of at least 3% of total assets after deductions for mandatory provisions, while effective net equity may not be lower than 8% of its risk weighted assets.  However, as a result of the merger in 2002, the Chilean Superintendency of Banks and Financial Institutions determined that the actual equity of the merged bank could not be lower than 11% of its risk-weighted assets.  Effective net equity is defined as basic equity, plus voluntary loan loss allowances, up to a maximum of 1.25% of risk-weighted assets, and the qualifying proportion of subordinated bonds with scheduled maturities in excess of six years, for which early repayment is not permitted. Chilean Banks are permitted to include in effective net equity principal subordinated bond amounts up to a maximum of fifty percent of the basic capital.

The Bank’s actual qualifying “net capital base” and “effective equity” to support the Bank’s risk-weighted assets as of  December 31, 2005 and 2006, are shown in the following table:

	As of December 31,
	2005	2006
	MCh$	MCh$

Net capital base	859,975	959,757
3% of total assets net of provisions	(402,432)	(461,315)
Excess over minimum required equity	457,543	498,442
Net capital base as a percentage of the total assets, net of provisions	6.4%	6.2%

Effective equity	1,231,997	1,418,752
11% of the risk-weighted assets	(1,051,696)	(1,234,458)
Excess over minimum required equity	180,301	184,294
Effective equity as a percentage of the risk-weighted assets	12.9%	12.6%

NOTE 14.	SHAREHOLDERS’ EQUITY

a)    Share capital

As of December 31, 2005 and 2006 the Bank's paid-in capital consisted of 188,446,126,794 authorized issued and outstanding shares with no fixed nominal value.

b)    Dividends

The distributions of dividends related to net income for the periods 2004 and 2005 as approved by the Annual Shareholders' Meeting of Banco Santander Chile, are as follows:

Shareholders	Dividend	Dividend	Dividend	Percentage
Meeting	(historical)	Paid	per share	Paid
	MCh$	MCh$	Ch$	(2)

Apr-05	198,795	210,358	1.12	100%
Apr-06	155,811	159,114	0.84	65%

(1)	Dividend paid has been restated in constant Chilean pesos of December 31, 2006
(2)	% of net income paid as dividend, agreed by the Ordinary Shareholders’ Meeting

NOTE 15.	TRANSACTIONS WITH RELATED PARTIES

In accordance with the Chilean General Banking Law and the rules of the Superintendency of Banks, related parties are defined as individuals and companies who are directors, officers or shareholders who own more than one percent of the Bank’s shares. Companies in which a director, officer or shareholder of the Bank holds more than a 5% interest and companies that have common directors with the Bank are also considered to be related parties. In the following table, trading or manufacturing companies are defined as operating companies, and companies whose purpose is to hold shares in other companies are defined as holding  companies.

a)    Loans granted to related parties

Related party loans, all of which are current, are as follows:

	As of December 31,
	2005		2006
	Loans	Collateral Pledged	Loans	Collateral Pledged
	MCh$	MCh$	MCh$	MCh$

Operating companies	144,539	74,356	150,070	112,986
Investment companies	299,694	67,389	203,261	3,948
Individuals	20,665	19,286	24,450	22,343
Total	464,898	161,031	377,781	139,277

(1)	Includes companies whose purpose is to hold shares in other companies.
(2)	Includes debt obligations that are individually equal to or greater than UF 3,000, equivalent to MCh$55 as of December 31, 2006.

The activities in the balances of loans to related parties are as follows:

	As of December 31,
	2005	2006
	MCh$	MCh$

Balance as of January 1,	237,148	464,898
New loans	683,231	398,477
Repayments	(447,197)	(492,248)
Price- level restatements	(8,284)	6,654
Balance as of December 31,	464,898	377,781

b)    Other transactions with related parties

During the years ended December 31, 2004, 2005 and 2006, the Bank had the following significant income (expenses) from services provided to (by) related parties:

	Years ended December 31,
	2004	2005	2006
	Income/Expense	Income/Expense	Income/Expense
	MCh$	MCh$	MCh$

Redbanc S.A.	(3,378)	(3,615)	(4,056)
Transbank S.A.	(4,770)	(5,984)	(8,168)
Sixtra Chile S.A.	(46)	(34)	-
Santander G.R.C. Ltda.	565	(1,146)	(1,563)
Santander Chile Holding S.A.	87	49	32
Santander Factoring S.A.	55	51	52
Bansa Santander S.A.	(2,407)	1,144	(2,426)
A.F.P. Bansander S.A.	151	155	179
Altec S.A.	(5,938)	(6,644)	(5,627)
Santander Investment Chile S.A.	90	90	91
Altavida Cia. De Seguros De Vida S.A.	6,960	69	(1,005)
Plaza El Trébol S A	(112)	(201)	(195)
Other	(437)	(304)	(479)

Total	(9,180)	(16,370)	(23,165)

Article 89 of the Chilean Companies Law requires that the Bank’s transactions with related parties be on a market basis or on terms similar to those customarily prevailing in the market.

NOTE 16.	FEES AND INCOME FROM SERVICES

Fees and income from services and the related expenses are summarized as follows:

	Year ended December 31,
	Income			Expenses
	2004	2005	2006	2004	2005	2006
Fees and income from services:	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Payment agency services	4,187	2,881	2,671	-	-	-
Checking accounts	37,201	38,939	45,734	(3,973)	(5,055)	(4,138)
Credit cards	25,157	28,198	36,858	(11,691)	(14,081)	(18,208)
Automatic teller cards	21,049	22,466	24,293	(8,027)	(8,607)	(10,021)
Letters of credit, guarantees, pledges and other contingent loans	4,828	2,816	2,522	-	-	-
Lines of credit	2,172	8,826	12,422	-	(281)	(287)
Underwriting	6,322	2,383	1,345	-	-	-
Bank drafts and fund transfers	260	258	624	-	-	-
Sales and purchases of foreign currencies	5,892	7,056	6,418	(621)	(437)	(461)
Insurance brokerage	8,994	10,787	11,833	(2,206)	(2,381)	(436)
Custody and trust services	590	704	714	-	(53)	(349)
Mutual fund services	19,087	19,275	20,067	-	-	(28)
Saving accounts	262	244	253	-	-	-
Agreements of administration and collection	17,694	20,598	23,233	-	-	-
Stock brokerage	1,545	1,718	1,460	(129)	(64)	(67)
Other	1,058	6,237	7,879	(1,647)	(1,127)	(1,781)

Total income (expense)	156,298	173,386	198,326	(28,294)	(32,086)	(35,776)

NOTE 17.	NON-OPERATING INCOME AND EXPENSES

Non-operating income and expenses are set forth below:

	Year ended December 31,
	2004	2005	2006
	MCh$	MCh$	MCh$
Non-operating income:
Gain on sale of Bank premises and equipment	315	321	568
Gain on sales of assets received in lieu of payment previously charged -off	7,039	16,970	8,050
Rental income	1,168	1,235	1,196
Recovery of expenses	202	116	27
Recovery of previously written-off loans	3,498	2,637	6,250
Gain on sale of credit division Santiago Express (1)	23,093	-	-
Other	259	32	501
Total non-operating income	35,574	21,311	16,592

(1)
On December 6, 2004, the contract regarding the sale of the Bank’s Santiago Express Division to Empresas Almacenes París S.A. was signed. This contract included the sale and transfer of financial assets comprised of loans given by Santiago Express and intangible assets that permit for this Division to continue operating. The final sale price was MCh$ 120,807 that generated a gain of MCh$23,093.

	Year ended December 31,
	2004	2005	2006
	MCh$	MCh$	MCh$
Non-operating expenses:

Charge-offs of assets received in lieu of payment	22,150	21,532	13,616
Loss on sales of bank premises and equipment	110	57	5
Other	17,983	22,202	7,185
Total non-operating expenses	40,243	43,791	20,806

NOTE 18.	DIRECTORS' EXPENSES AND REMUNERATION

The following items were charged to expense for services provided by the members of the Board:

	Years ended December 31,
	2004	2005	2006
	MCh$	MCh$	MCh$

Remuneration established by the General Shareholders’
meeting, including attendance fees	351	416	489

NOTE 19.	FOREIGN CURRENCY POSITION

The consolidated balance sheets include assets and liabilities denominated in foreign currencies which have been translated into Chilean pesos at the applicable exchange rates as of December 31, 2005 and 2006, and assets and liabilities which are denominated in Chilean pesos subject to exchange rate fluctuations, as detailed below.

	As of December 31, 2005			As of December 31, 2006
	Denominated in			Denominated in
	Foreign	Chilean	Total	Foreign	Chilean	Total
	currency	pesos		currency	pesos
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	944,936	-	944,936	754,732	-	754,732
Financial investments	116,889	127,311	244,200	247,073	93,240	340,313
Loans ( including contingent loans )	1,073,236	22,945	1,096,181	1,238,139	135	1,238,274
Other assets (*)	6,021,790	3	6,021,793	165,133	8	165,141

Total assets	8,156,851	150,259	8,307,110	2,405,077	93,383	2,498,460

Liabilities
Deposits	1,208,306	465	1,208,771	1,201,469	141	1,201,610
Contingent liabilities	487,404	-	487,404	491,435	-	491,435
Due to domestic bank	9,645	932	10,577	27,199	761	27,960
Due to foreign bank	1,121,529	-	1,121,529	812,267	-	812,267
Other liabilities (*)	5,484,365	867	5,485,232	484,946	2	484,948

Total liabilities	8,311,249	2,264	8,313,513	3,017,316	904	3,018,220
Net assets (liabilities) in foreign currency	(154,398)	147,995	(6,403)	(612,239)	92,479	(519,760)

(*)
Regarding with the changes described in Note 2 to the consolidated financial statements, starting on January 1, 2006, the derivative transactions are recorded at fair value which includes the effects of any foreign currency fluctuation as denominated in Chilean pesos, if applicable, therefore, for 2006, they are not included in this note.

NOTE 20.	INCOME TAXES

a) Deferred taxes

The Bank records the effects of deferred taxes on its consolidated financial statements in accordance with Technical Bulletin No. 60 and the complementary technical bulletins thereto issued by the Colegio de Contadores de Chile A.G.

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

	Deferred taxes as of
	December 31,
	2005	2006
	MCh$	MCh$
Assets
Interest and indexation for tax purposes	6,568	6,204
Assets received in lieu of payment	1,629	1,410
Foreign exchange	774	768
Allowance for loan losses	16,534	21,230
Other provisions	10,929	11,202
Forward contracts	1,010	(497)
Leasing assets	8,628	5,076
Other	18	60
Total	46,090	45,453

Liabilities
Valuation of investments	22	(2,129)
Deferred expenses	(1,536)	(1,945)
Other	(3,895)	(4,363)
Total	(5,409)	(8,437)
Net difference	40,681	37,016

b) Income tax expense for the year ended December 31, 2004, 2005 and 2006 was as follows:

	Year ended December 31,
	2004	2005	2006
	MCh$	MCh$	MCh$
Amortization of deferred tax complementary account	80	(27)	-
Deferred tax benefit (expense) for the year	12,905	(4,830)	(2,820)
Net benefit (charge) to deferred taxes	12,985	(4,857)	(2,820)
Income tax provision – current	(59,932)	(45,725)	(55,278)
Other taxes	(1,640)	(303)	(101)
Income tax expense	(48,587)	(50,885)	(58,199)

NOTE 21.	CONTINGENCIES AND COMMITMENTS

a)    Committed resources:

At December 31, 2005, the Bank placed a lien on financial investments for approximately MCh$44,861 (UF 2,446,570), on guaranties associated with business operations, which at year-end have not been set up.

b)    Contingencies:

On August 28, 1996, Banco Español de Crédito filed a complaint against Auca Forestal S.A. and O’Higgins Corredores de Bolsa Ltda. (currently Santiago Corredores de Bolsa Ltda.). The Bank’s management and its legal counsel, believe that the resolution of this contingency is not likely to result in significant losses to the subsidiary.  As of December 31, 2006, the subsidiary maintained a provision of MCh$271 which covers this contingency.

As of December 31, 2005 and 2006, the subsidiary Santiago Leasing S.A. leased property with deferred customs duties. The subsidiary may eventually have to pay such duties, amounting to MUS$72 and MUS$10, respectively, on behalf of the leaseholder, if not paid by the latter. Leased assets subject to deferred custom duties amounts to MCh$55.5 as of December 31, 2006 (MCh$56.0. in 2005).

On August 26, 1992, a suit was filed by the Chilean Internal Revenue Service against the Bank and is still pending.  The Appeals Court partially resolved in favor of Banco Santander Chile and substantially reduced the amount of the tax difference.  In the opinion of our legal advisors, these claims are not likely to have, in the aggregate, a material adverse effect on our consolidated financial condition or results of operations and as of December 31, 2006 the Bank maintained a provision of Ch$530 million, which covers the totality of this claim.

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

The subsidiary Santander S.A. Agente de Valores (the “Agent”), maintains a claim for indemnity of losses named “Orsini con Orsini y Otros”, Rol N°1452-2000, before the 28° Civil Court of Santiago. The final sentence in first instance, dated December 18, 2001, was unfavorable for the Agent; therefore it filed an annulment action against the judicial decision, and an appeal. On November 4, 2005, the Court of Appeals rejected the annulment action against the judicial decision, however it accepted the appeal filed by the Agent, repealing the first instance sentence and rejecting the claim filed against Santander  S.A. Agente de Valores. The defendant filed, before the Supreme Court, an annulment action against the judicial decision, which is in process.  This legal contingency has not been provisioned as the amount of the claim cannot be estimated at this time.

There are no material proceedings in which any of our directors, any members of our senior management, or any of our affiliates is either a party adverse to us or our subsidiaries or has a material interest adverse to us or our subsidiaries.

As a result of the fraud committed by Grupo Inverlink against the Corporación de Fomento de la Producción (CORFO) and others, various legal measures were taken against certain instruments administered by Santander S.A. Administradora General de Fondos. On March 13, 2003 this Company assumed the obligation to return to CORFO the amount of these instruments if ordered by a court to do so. As of December 31, 2006 and in accordance with our legal advisors we do not believe any type of provisions is necessary given the current state of this legal proceeding.

c)    Guarantees from operations:

In order to ensure the correct and full compliance of all its obligations as Securities Agent, in conformity with article No 30, and subsequent articles of Law 18.045 on the Securities Market, the subsidiary Santander S.A. Agente de Valores established a guaranty for UF 4,000 for insurance policy N° 206112564, underwritten by Compañía de Seguros de Crédito Continental S.A. whose maturity is December 19, 2007.

In order to comply with Article 30 of Law No. 18,045, Santiago Corredores de Bolsa Ltda. maintains in custody with the Bolsa de Comercio de Santiago a guarantee of their performance worth Ch$440.2 million that expires on October 31, 2007.

Additionally, Santiago Corredores de Bolsa Ltda. has a  guarantee with the Bolsa de Comercio de Santiago in the amount of Ch$961.3 million in fixed income instruments in order to be able to participate in the Compensation and Liquidation system of this stock Exchange.

In conformity with the General Character Regulation N°125, the subsidiary Santander Santiago S.A. Administradora General de Fondos designated the Bank as the representative of the benefits of guarantees set up per each of its funds administered for UF 1,187,863.12. In addition to these bank guarantees, other guarantees were entered into for approximately Ch$ 117,525.9 millions for the Mutual Funds’ guaranteed profitability.

Integral Insurance:

In conformity with a resolution of the Board of Directors of the la Bolsa de Comercio de Santiago in a resolution dated November 1997, Santiago Corredores de Bolsa Ltda. has contracted an insurance policy with the Compañía de Seguros Generales la Interamericana, that covers matters such as: employee fraud, document loss, falsification or modification of documents and counterfeit documents for an amount of US$ 50 million. This policy expires on June 30, 2007.

In accordance with Circular No. 1,160 of the Superintendencia de Valores y Seguros, Santander Santiago Corredora de Seguros Ltda. maintains an insurance policy in order to fulfill all obligations in connection with its obligations as a broker of insurance polcies. This insurance policy was taken with Compañía de Seguros Chilena Consolidada S.A. in an amount equal to UF 60,000 and that covers the period between April 15, 2006 and April 14, 2007.

NOTE 22.	FIDUCIARY ACTIVITIES

The following items are recorded in memorandum accounts by the Bank and represent fiduciary safekeeping and custody services:

	As of December 31,
	2005	2006
	MCh$	MCh$

Securities held in safe custody	9,407,155	11,196,514
Amount to be collected on behalf of local third parties	129,018	115,682
Amount to be collected on behalf of foreign third parties	205,746	201,873
Total	9,741,919	11,514,069

NOTE 23.	PRICE-LEVEL RESTATEMENT

The price-level restatement loss is determined by restating the following non-monetary assets, liabilities and equity:

	Years ended December 31,
	2004	2005	2006
	MCh$	MCh$	MCh$
Restatement of non monetary accounts based on Consumer Price Index:
Bank premises and equipment, net	5,536	9,151	4,765
Investments in other companies	90	354	170
Other non-monetary assets and liabilities	2,721	2,248	1,612
Shareholders' equity	(21,027)	(30,277)	(20,329)
Loss from price-level restatement, net	(12,680)	(18,524)	(13,782)

NOTE 24.	SALES AND PURCHASE OF LOANS

From time to time, the bank sells and purchases loans based on specific requirements from customers.  During the years ended December 31, 2004, 2005 and 2006, the Bank sold loans in the amount of MCh$164,727, MCh$93,492 and MCh$185,690, respectively; however, the Bank does not enter into loans for future sale. During the years ended December 31, 2004, 2005 and 2006, the Bank purchased loans totaling MCh$28,536, MCh$22,744 and MCh$26,367 respectively. Any gains or losses on such transactions are recognized in results of operations at the time of the transactions.

The aggregate gains (losses) on sales of loans were MCh$23,093, MCh$631 and MCh$1,718 for the years ended December 31, 2004, 2005 and 2006, respectively.

NOTE 25.	SUBSEQUENT EVENTS

In conformity with the established in Articles 9 and 10 of Law No. 18,045 and Chapter 18-10 of the Recopilación Actualizada de Normas de la Superintendencia  de Bancos e Instituciones Financieras, in the Extraordinary Shareholders’ Meeting held on January 15, 2007 by Santander Investment S.A. Corredores de Bolsa, a related company to Banco Santander Chile, approved the merger between Santiago Corredores de Bolsa Ltda, a subsidiary of Banco Santander Chile, into  Santander Investment S.A. Corredores de Bolsa, effective January 1, 2007.  Santander Investment S.A. Corredores de Bolsa, as of January 15, 2007, became a subsidiary of Banco Santander Chile and the legal successor of Santiago Corredores de Bolsa Ltda.

In January 2007, it was announced that management plans that each active employee of Santander in June 2007 will be given 100 free shares in Banco Santander Central Hispano S.A. to mark the 150th anniversary of Santander.

Between December 31, 2006 and the date of these financial statements, no other significant subsequent event exists that could materially affect these financial statements.

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

The cumulative inflation rate in Chile as measured by the CPI for the three years period ended December, 2006 was approximately 8.45%. Chilean GAAP requires that financial statements of banks be restated to reflect the total effect of the loss in the purchasing power of the Chilean peso on the financial position and results of operations of reporting entity. The method, described in Note 1 (c), is based on a model which enables calculation of net inflation gains or losses caused by monetary assets and liabilities exposed to changes in the purchasing power of local currency, by restating all non-monetary accounts in the financial statements. The model prescribes that the historical cost of such accounts be restated for general price-level changes between the date of origin of each item and the end of the period.  As permitted under Item 18 of Form 20-F of SEC Regulation S-X no adjustments have been made to reflect the elimination of price-level adjustments.

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

Under U.S. GAAP, when following the purchase accounting method, pushdown accounting to the acquired entity is required when certain conditions are met. Also, under U.S. GAAP, purchase accounting requires that the fair value of the assets acquired and the liabilities assumed be recorded with the excess of the purchase price over such fair values recorded as goodwill.

The following business combinations of the holding companies of the Bank were accounted for as follows thereby generating the differences noted in the Chile GAAP to U.S. GAAP reconci1iations of net income and shareholders' equity:

On April 17, 1999, Banco Centra1 Hispanoamericano S.A. (“BCH”) merged into Banco Santander S.A. to create Banco Santander Central Hispano (“BSCH”).  For Chile GAAP purposes, the merger was accounted for as a “pooling of interests”.  For U.S. GAAP purposes, purchase accounting was applied.  Prior to Apri1 17, 1999, BCH indirectly held a 21.75% investment in Banco Santiago (a predecessor entity to the Bank) through a 50% participation in Teatinos Siglo XXI (“Teatinos”). At the time, the other 50% of Teatinos was owned by Quiñenco S.A. (“Quiñenco”). A minority interest of approximately 35.5% was held by the Central Bank of Chile.

On May 3, 1999, BSCH purchased the 50% of Teatinos that it did not already own from Quiñenco.  Purchase accounting was applied under both Chile GAAP and U.S. GAAP.

On May 17, 1999 the Central Bank and BSCH announced they had entered into an agreement regarding the disposition  of their respective shares of Santiago.  Under this agreement, the Central Bank has an irrevocable put option to sell to BSCH its Santitago shares in the two years, period beginning  May 15, 2000.

The total goodwi1l and other fair value accounting adjustments generated under U.S. GAAP were pushed down to the level of the predecessor entities to the Bank books. Fair value amounts recorded for assets acquired and liabi1ities assumed under U.S. GAAP were recorded at carrying value on the Chile GAAP books.

(2)
Under Chi1ean GAAP, mergers of common control entities are recorded under the "pooling of interests" method. Should the minority interest be bought out, purchase accounting is not applied to that percentage. Additionally, historical financial statements for periods prior to the merger are not restated under the “as if” pooling of interests methodology.

Under U.S. GAAP, mergers of common control entities are also recorded under the "pooling of interests" method.  However, under U.S. GAAP, in certain circumstances, the step acquisition of a minority interest would be required to be accounted for under purchase accounting (which step acquisition goodwill would also require "pushdown" as mentioned in (1)).  Additionally, U.S. GAAP requires the restatement of prior period financial statements under the “as if” pooling of interests methodology.

The following transactions were structured such that they generated the above differences resulting in adjustments in the Bank's Chile GAAP to U.S. GAAP reconciliations of net income and shareholders' equity:

On Apri1 22, 2002, the Central Bank, under the agreement described above sold its remaining 35.44% participation in Banco Santiago to Teatinos, the primary shareholder of the former Banco Santander-Chile and a wholly owned subsidiary of BSCH.

On August 1, 2002, Banco Santiago and the former Banco Santander-Chile (predecessor entity to the Bank) merged.  To effect the merger, the minority interest of 11% of Banco Santander-Chile was bought out through the issuance of former Banco Santiago shares (as Banco Santiago was considered the acquirer).  As a resu1t of the merger between the former Banco Santiago and the former Banco Santander-Chi1e, the former Banco Santiago issued 89,511,910,227 shares in exchange for all the outstanding common shares of the former Banco Santander-Chi1e using an exchange ratio of 3.55366329 for each former Banco Santander-Chile share.

The Bank did not record deferred taxes under either Chile GAAP or U.S. GAAP on any goodwill or intangible asset acquired as the result of the acquisition as these items do not generate temporary differences as defined in either Chile GAAP nor U.S. GAAP accounting pronouncements.

(b)	Amortization of Goodwill and Intangible Asset

The Bank adopted Statement of Financial Accounting Standard No. 142, “Goodwill and Other Intangible Assets”, (“SFAS 142”) as of January 1, 2002. SFAS 142 applies to all goodwill and identified intangible assets acquired in a business combination. Under the new standard, beginning January 1, 2002, all goodwill, including that acquired before initial application of the standard, and indefinite-lived intangible assets are not amortized, but must be tested for impairment at least annually. The Bank has not amortized any U.S. GAAP goodwill since the provisions of SFAS N°142, became effective. As the Bank has performed the annual impairment tests of goodwill and intangible assets with indefinite lives as required by the standard, which did not result in any impairment.

Additionally, the Bank has evaluated the remaining useful life of their intangible assets, that are not being amortized in each reporting period in other to determine whether events and circumstances continue to support an indefinite useful life.
During 2006, the Bank decided to change the strategy related to the use of its brand name by encouraging the use of Banco Santander and phasing out the Banco Santander - Santiago. The Bank has started to amortize the Santiago brand name pushed down to it as part of Teatino’s acquisition of the former Banco Santiago over a period of 5 years using a straight line amortization method.

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

At the end of 2005, these complementary accounts were fully amortized.

Under SFAS No. 109, “Accounting for Income Taxes” (“SFAS 109”), income taxes are recognized using the balance sheet method (since 1999) in a manner similar to Chilean GAAP, however U.S. GAAP did not adopt transitional provisions equivalent to the “complementary accounts” mentioned in the previous paragraph, but instead, flowed any adoption effects directly through the income statements in “Cumulative Effect of a Change in Accounting Principle”.

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

As required by Chilean General Banking Law, unless otherwise decided by a two-thirds vote of the issued and subscribed shares, the Bank must distribute a cash dividend in an amount equal to at least 30% of its net income for each year as determined in accordance with Chilean GAAP, and record that dividend against retained earnings or current year income in shareholders’ equity when it has been approved by the Annual Shareholders’ meeting subsequent to year-end unless a higher legally binding commitment to distribute dividends exists, or unless and except to the extent the Bank has unabsorbed prior year losses.  Under the provisions issued by the AICPA International Practice Task Force, such mandatory dividends, as of the year end reporting date, represent and are reported as “temporary equity”.  However, when, as allowed by regulation, actions of shareholders are taken prior to the date of financial statement issuance, evidencing that such minimum dividend will not be fully distributed, the reclassification of such dividend may be limited to such lesser amount authorized by shareholder ratification. The effect of recording mandatory dividends in accordance with U.S. GAAP is included in the reconciliation of net income and shareholders’ equity in paragraph (t) below.

(e)	Interest income recognition on non-accrual loans

Under Chilean GAAP the Bank suspends the accrual of interest on loans when it is determined to be a loss or when it becomes past due.  Previously accrued but uncollected interest on overdue loans is not reversed at the time the loan ceases to accrue interest.  Under U.S. GAAP, recognition of interest on loans is generally discontinued when, in the opinion of management, there is an indication that the borrower may be unable to meet payments as they become due. As a general practice, this occurs when loans are 90 days or more overdue.  Any accrued but uncollected interest is reversed against interest income at that time.

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

The Bank enters into repurchase agreements as a source of financing. In this regard, until 2005, the Bank’s investments which are sold subject to repurchase agreements were reclassified from their investment category to “investment collateral under agreements to repurchase”. Under U.S. GAAP, no such reclassification would be made, since, in substance, the investment securities serve only as collateral for the borrowing. For purposes of presentation of balance sheet in accordance with U.S. GAAP and in format required by the Securities and Exchange Commission under rules 210.9 to 210.9-07 of Regulation S-X (“Article 9”), which is included in paragraph (v) to this note, investments which collateralize such borrowings are shown in their investment category.

As is described in Note 2, under the new rules established by Circular Nº 3,345 and related amendments, starting January 1, 2006, the new accounting criteria do not differ significantly  from U.S. GAAP, SFAS No. 115.

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

Within contingent assets and liabilities the Bank includes financial guarantees. Disclosures required in accordance with FIN 45 “Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” are included in paragraph (ab) below. For neither contingencies nor guarantees is there recorded an adjustment to the U.S. GAAP reconciliation of net income or shareholders’ equity, as none met the requirements for recognition in the income statements.

(h)	Investment securities

Under U.S. GAAP, SFAS N°115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS 115”) requires that debt and equity securities be classified in accordance with the Bank’s intent and ability to hold the security, as follows:

·
Debt securities for which the Bank has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and are reported at amortized cost.  As of December 31, 2005 and 2006 the Bank did not classify any security as held-to-maturity.

·
Debt and equity securities that are bought and held by the Bank, principally for the purpose of selling them in the near term, are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

·
Debt and equity securities not classified as either held–to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders’ equity.

SFAS N° 115 established that in the case of foreign-currency-denominated available-for-sale debt securities, the change in fair value expresses in an entity’s functional currency is the total of the changes in market price of the security as expressed in the local currency due to factors such as changes in interest rates and credit risk and the change in the exchange rate between the local currency and the instruments denominated currency.  EITF 96-15 established that the entire change in the fair value of   foreign-currency-denominated available-for-sale debt securities should be reported in stockholders’ equity.

Until 2005, under Chilean GAAP the Bank classifies its financial investments as “trading” or “permanent”(see Note 1). Financial investments held by the Bank with a secondary market are stated at fair market value with unrealized gains and losses included in a separate component of shareholders’ equity for those classified as permanent and with unrealized gains and losses included in other operating results for those classified as trading which all realized gains and losses flow through income. All other financial investments are carried at acquisition cost plus accrued interest and UF indexation adjustments. Investment securities maintained by the Bank’s subsidiaries were carried at the lower of price-level restated cost or market value. Additionally, during 2001 the former Banco Santander-Chile received permission from the Superintendency of Banks to record at amortized cost (i.e. not adjusted to market value) a portion of its portfolio of Chilean Government securities, which are hedged by specific interest rate swap agreements. During 2005, the aforementioned portfolio of Chilean government securities was completely amortized. Similarly, under Chilean GAAP, interest rate swap agreements were not recorded at fair value (see paragraph (m) below).

As of December 31, 2005, under Chilean GAAP, the unrealized holding gains (losses) related to investments classified as permanent have been included in equity, which does not differ from the treatment “available-for-sale” under U.S. GAAP. Similarly “trading” securities accounting treatment did not differ from “trading” securities treatment under U.S. GAAP.

As is described in Note 2, on December 20, 2005 the Superintendency of Banks issued Circular No. 3,345 and related amendments, requiring the application of new accounting principles and valuation criteria for financial instruments acquired for trading  or investment (available-for-sale or held to maturity), derivative instruments, accounting hedges and write-offs of  financial assets in the balance sheet. Starting January 1, 2006, the Bank classifies their financial investments in accordance with the Bank’s intent and ability to hold the security, as trading, available for sale or held to maturity. The new accounting principles and valuation criteria do not differ significantly from U.S. GAAP, SFAS No 115. The accounting criteria followed by the Bank’s subsidiaries on a standalone basis have not been changed, however, under the new rules established by Circular No. 3,345, for consolidated purposes, the Bank was required to perform all the necessary adjustments at the consolidation level to conform with the requirements of Circular No. 3,345.

Based upon the criteria described above and for presentation purposes, the Bank reclassified its portfolio of investments in debt and equity securities to “available-for-sale” or “trading”.

Prior to January 1, 2006, the adjustment to U.S. GAAP represents the foreign exchange difference on available-for-sale securities which, under EITF 96-15, is recorded in Shareholders equity. For the year ended December 31, 2006, the cumulative effect of prior year differences reversed.

The following are required disclosures for investments classified as available-for-sale in accordance with SFAS 115 and based on Article 9 balance sheet under U.S. GAAP. Realized gains and losses are determined using the proceeds from sales less the cost (specific identification method) of the investments identified to be sold.  Additionally, any unrealized gain/loss previously recorded in equity for these investments is reversed through the income statements.  Gross gains and losses realized on the sale of available-for-sale securities for the years ended as of December 31, 2004, 2005 and 2006 are as follows:

	Years ended December 31,
	2004	2005	2006
	MCh$	MCh$	MCh$
Proceeds from sales of “available-for-sale” securities generating realized gains	996,264	679,622	590,057
Realized gains	23,556	7,611	9,085
Proceeds from sales of “available-for-sale” securities generating realized losses	269,511	315,509	216,802
Realized losses	1,752	2,553	3,877

(i)           Other than temporary impairment of available for sale securities

Until 2005 under Chilean GAAP the Bank was not required to evaluate if marketable securities were considered to be other than temporarily impaired.  As is described in Note 2, starting January 1, 2006, under Chilean GAAP, the evaluation of marketable securities considered to be other than temporarily impaired is required, if the decline in fair value is judged to be other than temporary. In such circumstances, the cost basis of the security is written down to fair value and the amount written down is charged against income.  The impairment is not considered as having established a new cost basis for the security and therefore, under certain conditions, recovery up to the extent of the initial cost basis may be recorded. Additionally, Chile GAAP does not require the inclusion of foreign exchange differences to be included in the unrealized gains/loss on available-for-sale securities in equity. The portion related to foreign exchange gain (loss) is recorded directly in income.

Under U.S. GAAP, SFAS 115 requires that the Bank determine whether  individual securities classified as available for sale have been impaired on an other than temporary basis.  If the decline in value is judged to be other than temporary, the cost basis of the individual security is written down to  a new cost basis and the amount by which it is   written down is included in earnings (that is, accounted for as a realized loss).  The new cost basis does not change when subsequent recoveries in fair value occur.  Subsequent increases in the fair value of available for sale securities are included in other comprehensive income and subsequent decreases in fair value, if not other than  temporary ,  are also included in the other comprehensive income.

The bank reviewed its portfolio as of December 31, 2005 and concluded that there was no other than temporary impairment as of this date. This review consisted of evaluating the economic reasons for any  declines, credit rating of the issuers of the securities and management’s intention and ability to hold the securities until the unrealized loss is recovered. At December 31, 2005, based on this analysis, the Bank believed that there were  no other than temporary impairments in its  investment portfolio because most of the decline in fair value of these securities were caused by the appreciation of the Chilean Peso in relation to the U.S. Dollar which the Bank considered to be temporary. Most of the securities that have unrealized losses as of December 31, 2005 had been in a continuous unrealized loss position for less than one year.

As of December 31, 2006 the Bank considered that the continued devaluation of the U.S. Dollar relative to the Chilean Peso was an indication of other-than temporary impairment. As a result, an impairment of MCh$4,954 as of June 30, 2006 an additional MCh$634 as of December 31, 2006 for U.S. GAAP purposes was recognized for unrealized losses related to U.S. Dollar denominated debt securities classified as available for sale. The effect of other than temporary impairment of available for sale securities is included in the reconciliation of consolidated net income paragraph (t) below.

The bank reviewed the remaining portfolio as of December 31, 2006 and concluded that there was no other than temporary impairment as of this date. This review consisted of evaluating the economic reasons for any  declines, credit rating of the issuers of the securities and management’s intention and ability to hold the securities until the unrealized loss is recovered. At December 31, 2006, based on this analysis, the Bank believed that there were  no other than temporary impairments in its  investment portfolio because most of the decline in fair value of these securities were caused by market condition which the Bank considered to be temporary. Most of the securities that have unrealized losses as of December 31, 2006 had been in a continuous unrealized loss position for less than one year.

The carrying value and market value of securities available-for-sale as of December 31, 2004, 2005 and 2006 are as follows:

Available-for-Sale Investments 2006	Cost	Gross Unrealized Gains	Gross Unrealized Losses (1) (2)	Estimated Fair Value
Central Bank and Government Securities	MCh$	MCh$	MCh$	MCh$
Central Bank Securities	77,694	123	(79)	77,738
Chilean Treasury bonds	625	-	(2)	623
Others Securities	18,518	106	(93)	18,531
Subtotal	96,837	229	(174)	96,892
Others Financial Securities
Mortgage finance Bonds	223,215	964	(1,507)	222,672
Others Foreign Securities	26,222	-	(678)	25,544
Subtotal	249,437	964	(2,185)	248,216
Total	346,274	1,193	(2,359)	345,108

Available-for-Sale Investments 2005	Cost	Gross Unrealized Gains	Gross Unrealized Losses (1)	Estimated Fair Value
Central Bank and Government Securities	MCh$	MCh$	MCh$	MCh$
Central Bank Securities	86,720	370	(977)	86,113
Chilean Treasury bonds	1,227	4	(4)	1,227
Others Securities	33,994	701	(201)	34,494
Subtotal	121,941	1,075	(1,182)	121,834
Others Financial Securities
Mortgage finance Bonds	442,250	334	(18,613)	423,971
Others Foreign Securities	29,674	-	(451)	29,223
Subtotal	471,924	334	(19,064)	453,194
Total	593,865	1,409	(20,246)	575,028

Available-for-Sale Investments 2004	Cost	Gross Unrealized Gains	Gross Unrealized Losses (1)	Estimated Fair Value
Central Bank and Government Securities	MCh$	MCh$	MCh$	MCh$
Central Bank Securities	118,734	965	(222)	119,477
Chilean Treasury bonds	164,044	6,309	(34)	170,319
Others Securities	-	-	-	-
Subtotal	282,778	7,274	(256)	289,796
Others Financial Securities
Mortgage finance Bonds	51,958	314	(257)	52,015
Chilean Financial Institutions Bonds	118,793	674	(901)	118,566
Chilean Corporate Bonds	76,578	113	(452)	76,239
Others Foreign Securities	50,390	456	(477)	50,369
Subtotal	297,719	1,557	(2,087)	297,189
Total	580,497	8,831	(2,343)	586,985

(1)
Investments with unrealized losses are disclosed and segregated in accordance with paragraph 21 of EITF 03-01. Such unrealized losses were caused by interest rate increases. The contractual terms of these investments do not permit the issuer to settle the securities at a price less than the amortized cost of the investment.

(2)
During 2006, as was described in paragraph above the Bank determined that certain of its foreign-currency-denominated available-for-sale debt securities had declines in value that were considered other than temporary, recording a charge to net income of MCh$5,588 to record these securities at their market values at that date. Future unrealized gains or losses will be recorded in other comprehensive income consistent with the accounting treatment for available-for-sale securities.

The following table shows the unrealized loss position of the available-for-sale investments as of December 31, 2006 and 2005.

	Less than 12 months			12 months or more			Total
Available for sale Investments	Amortized cost	Fair value	Unrealized losses	Amortized cost	Fair value	Unrealized losses	Amortized cost	Fair value	Unrealized losses
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Central Bank and Government Securities
Central Bank Securities	20,505	20,427	(78)	-	-	-	20,505	20,427	(78)
Chilean Treasury Bonds	625	623	(2)	-	-	-	625	623	(2)
Other Securities	14,114	14,021	(94)	-	-	-	14,114	14,021	(94)
Subtotal	35,244	35,070	(174)	-	-	-	35,244	35,070	(174)

Others Financial Securities
Time deposits in Chilean Financial Institutions	-	-	-	-	-	-	-	-	-
Mortgage Finance Bonds	130,308	128,801	(1,507)	-	-	-	130,308	128,801	(1,507)
Chilean financial Institutions Bonds	-	-	-	-	-	-	-	-	-
Chilean Corporate Bonds	-	-	-	-	-	-	-	-	-
Chilean Others Securities	-	-	-	-	-	-	-	-	-
Central Bank and Government Foreign	-	-	-	-	-	-	-	-	-
Others Foreign Securities	26,222	25,544	(678)	-	-	-	26,222	25,544	(678)
Subtotal	156,530	154,345	(2,185)	-	-	-	156,530	154,345	(2,185)
Total	191,774	189,415	(2,359)	-	-	-	191,774	189,415	(2,359)

	Less than 12 months			12 months or more			Total
Available for sale Investments	Amortized cost	Fair value	Unrealized losses	Amortized cost	Fair value	Unrealized losses	Amortized cost	Fair value	Unrealized losses
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Central Bank and Government Securities
Central Bank Securities	68,624	67,647	(977)	18	18	-	68,642	67,665	(977)
Chilean Treasury Bonds	12,398	12,193	(205)	110	110	-	12,508	12,303	(205)
Other Securities	-	-	-	-	-	-	-	-	-
Subtotal	81,022	79,840	(1,182)	128	128	-	81,150	79,968	(1,182)

Others Financial Securities
Time deposits in Chilean Financial Institutions	-	-	-	-	-	-	-	-	-
Mortgage Finance Bonds	411,610	393,022	(18,588)	570	545	(25)	412,180	393,567	(18,613)
Chilean financial Institutions Bonds	-	-	-	-	-		-	-	-
Chilean Corporate Bonds	-	-	-	-	-		-	-	-
Chilean Others Securities	-	-	-	-	-		-	-	-
Central Bank and Government Foreign	-	-	-	-	-		-	-	-
Others Foreign Securities	-	-	-	26,118	25,667	(451)	26,118	25,667	(451)
Subtotal	411,610	393,022	(18,588)	26,688	26,212	(476)	438,298	419,234	(19,064)
Total	492,632	472,862	(19,770)	26,816	26,340	(476)	519,448	499,202	(20,246)

(j) Contractual maturities and other disclosures

The contractual maturities of securities classified by the Bank as available-for-sale are as follows:

	As of December 31, 2006
Available-for-Sale Investments:	Within one year	After one year but within five years	After five years but within ten years	After ten years	Total
	(in millions of constant Ch$ of December 31, 2006)
Central Bank and Government Securities
Central Bank Securities	21,187	55,849	702	-	77,738
Chilean Treasury bonds	623	-	-	-	623
Others Securities	8,538	8,056	1,197	740	18,531
Total	30,348	63,905	1,899	740	96,892
Others Financial Securities
Mortgage Finance Bonds	173	2,030	16,860	203,609	222,672
Chilean Financial Institutions Bonds	-	-	-	-	-
Chilean Corporate Bonds	-	-	-	-	-
Chilean Others Securities	-	-	-	-	-
Central Bank and Government Foreign Securities	-	-	-	-	-
Others Foreign Securities	14,557	-	10,987	-	25,544
Subtotal	14,730	2,030	27,847	203,609	248,216
Total	45,078	65,935	29,746	204,349	345,108

	As of December 31, 2005
Available-for-Sale Investments:	Within one year	After one year but within five years	After five years but within ten years	After ten years	Total
	(in millions of constant Ch$ of December 31, 2005)
Central Bank and Government Securities
Central Bank Securities	13,246	51,821	21,016	30	86,113
Chilean Treasury bonds	5,192	15,188	13,689	1,609	35,678
Others Securities	-	-	-	-	-
Total	18,438	67,009	34,705	1,639	121,791
Others Financial Securities
Mortgage Finance Bonds	-	-	-	-	-
Chilean Financial Institutions Bonds	-	-	-	-	-
Chilean Corporate Bonds	-	-	-	-	-
Chilean Others Securities	85	6,682	53,071	364,176	424,014
Central Bank and Government Foreign Securities	-	-	-	-	-
Others Foreign Securities	3,556	14,617	11,050	-	29,223
Subtotal	3,641	21,299	64,121	364,176	453,237
Total	22,079	88,308	98,826	365,815	575,028

Under U.S.GAAP, the Bank is required to disclose the amounts of unrealized holding gains and losses included in income on securities classified as trading.  For the years ended December 31, 2004, 2005 and 2006, the Bank recognized in income net unrealized holding gains (losses) of MCh$2,627, MCh$(1,614) and MCh$(163,7) respectively, on these securities.

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

Under U.S. GAAP, allowances for loan losses should be adequate to cover inherent losses in the loan portfolio at the respective balance sheet dates. The Bank has estimated its required allowance under U.S. GAAP in the following manner:

·	All loans of the Bank were classified in accordance with the rules of the Superintendency of Banks.

·
Allowances for commercial loans classified in loan risk category A1, A2, A3, B or C1 which were not considered impaired under SFAS No. 114, “Accounting by Creditors for Impairment of a Loan” (“SFAS 114”) were analyzed by loan category and were adjusted where necessary to reflect the estimated inherent losses in the loan portfolio based upon the historical movements and trends in the Bank’s loan classifications (“migration analysis”).

·	In addition, specific additional allowances were determined for commercial loans, i.e. those loans which were not considered above, on the following basis:

i.
Commercial loans greater than MCh$100, which were considered impaired in accordance with the criteria established by SFAS 114 were valued at the present value of the expected future cash flows discounted at the loan’s effective contractual interest rate, or at the fair value of the collateral if the loans were collateral dependent.

ii.	Allowances for commercial loans which were under MCh$100 (i.e. those loans which were not considered in the above SFAS 114 analysis), were calculated using the weighted average loan provision, by loan classification, as determined in (i). In addition, estimated incurred losses were adjusted based on results of a migration analysis referred to above.

iii.	Allowance for loan losses for mortgage and consumer loans were determined based on historical loan charge-offs, after considering the recoverability of the underlying collateral.

Based on the preceding calculations under provisions of SFAS No.114 the Bank reduced the total loan loss allowance by MCh$8,170 and MCh$8,170 for the years ended December 31, 2005 and 2006, respectively.

Based on the loan losses allowance estimation process described above, the Bank determined the allowance for loan losses under U.S. GAAP, and compared this estimate with the reported allowance determined in accordance with the guidelines established by the Superintendency of Banks.  The fluctuation of the recorded additional loan loss allowance required by the Superintendency of Banks, was then deducted from the additional allowance requirements under U.S. GAAP to arrive at a cumulative U.S. GAAP adjustment for the Bank, as follows:

	As of December 31,
	2005	2006
	MCh$	MCh$
U.S. GAAP loan loss allowance	(142,830)	(165,894)
Chilean GAAP loan allowance required by the Superintendency of Banks	151,000	174,064
U.S. GAAP adjustment	8,170	8,170

Less: Chilean GAAP additional loan loss allowance	-	-
Cumulative U.S. GAAP adjustment	8,170	8,170

The effect of accounting for loan losses in accordance with U.S. GAAP is included in the reconciliation of the net income and shareholders' equity in paragraph (t) below.

2.	Recognition of Income

As of December 31, 2005 and 2006, the recorded investment in loans for which impairment has been recognized in accordance with SFAS 114 totaled MCh$257,736 and MCh$310,656, respectively, with a corresponding valuation allowance of MCh$117,692 and MCh$124,924, respectively.  For the years ended December 31, 2005 and 2006, the average recorded investment in impaired loans was MCh$290,882 and MCh$271,582, respectively.  For the three years ended December 31, 2004, 2005 and 2006, during the portion of the year that the loans were impaired, the Bank recognized MCh$2,019, MCh$559 and MCh$438 of interest on impaired loans. As of December 31, 2005 and 2006, the Bank had made provisions against all loans which it considered to be impaired.

3.	Loan loss recoveries

Under Chilean GAAP and U.S. GAAP recoveries of loans previously charged-off are presented as a reduction of the provision for loan losses.

The following presents an analysis under U.S. GAAP, for the years ended December 31, 2004, 2005 and 2006, of the changes in the reserve for loan losses during the years presented:

	As of December 31,
	2004	2005	2006
	MCh$	MCh$	MCh$
Allowances for loan losses in accordance with U.S. GAAP, as of January 1	188,827	174,145	142,830
Price-level restatement (1)	(4,792)	(6,407)	(3,134)
Loan loss recoveries	50,772	47,079	47,067
Charge-offs	(126,394)	(139,632)	(143,475)
Additions charged to operations	65,732	67,645	122,606

Allowances for loan losses in accordance with U.S. GAAP, as of December 31,	174,145	142,830	165,894

(1)	Reflects the effect of inflation on the allowance of loan losses under Chilean GAAP at the beginning of each period, adjusted to constant Chilean pesos of December 31, 2006.

4.	Charge-offs

As discussed in Note 1 (m) of these financial statements, under Chilean GAAP the Bank charges off loans when collection efforts have been exhausted. Under the rules and regulations established by the Superintendency of Banks, charge-offs must be made within the following maximum prescribed limits:

-	24 months after a loan is past due (6 months for consumer loans) for loans without collateral;
-	36 months after a loan is past due for loans with collateral.

Under U.S. GAAP, loans should be written-off in the period that they are deemed uncollectible. The Bank believes that the charge-off policies it applies in accordance with Chilean GAAP are substantially the same as those required under U.S. GAAP, and therefore the potential difference is not significant to the presentation of its financial statements.

(l) Investments in other companies

Under Chilean GAAP, certain long-term investments of less than 20% (as the definition of “significant influence” included investments of between 10% and 20% prior to January 1, 2004) of the outstanding shares in other companies had been and continue to be recorded using the equity method of accounting (see Note 9 (4)) those acquired subsequent to that date use the cost method. Under U.S. GAAP those investments generally would have been recorded at cost.  The effect of accounting for investments in other companies in accordance with U.S. GAAP is included in the reconciliation of consolidated net income and shareholders’ equity in paragraph (t) below.

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

All derivative instruments are subject to market risk, which is defined as the risk that future changes in market conditions may make an investment more or less valuable. The Bank managed their individual exposure to market risk on a global basis in accordance with risk limits set by senior management by buying or selling instruments or entering into offsetting foreign exchange and interest rate positions.

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

Under Chilean GAAP, the Bank accounts for forward contracts between foreign currencies and U.S. dollars at fair value with realized and unrealized gains and losses on these instruments recognized in other income. Until 2005, forward contracts between the U.S. dollar and the Chilean peso or the UF were valued at the closing spot exchange rate of each balance sheet date, with the initial discount or premium being amortized over the life of the contract in accordance with Chilean hedge accounting criteria outstanding at this date. Also until 2005, under Chilean GAAP the Bank records differences between interest income and interest expense on interest rate swap transactions, in net income in the period when cash settlements under the agreements were made.  The fair value of the swap agreement and changes in the fair value as a result of changes in market interest rates were not recognized at each period-close in the Chilean GAAP consolidated financial statements.

As is described in Note 2, on December 20, 2005 the Superintendency of Banks and Financial Institutions (SBIF) issued Circular No.3,345 and related amendments, instructing the application of new accounting principles and valuation criteria for derivative instruments and hedges accounting in the balance sheet as is described in Note 1 g. The new accounting principles and valuation criteria do not differ significantly from U.S. GAAP, SFAS N° 133 and related amendments.

Effective January 1, 2006, under the requirements of Circular No. 3,345 of the Superintendency of Banks, the accounting treatment of certain derivative instruments and hedges of financial assets changed.  Traditional financial instruments which meet the definition of  a “derivative” such as forwards in foreign currency and unidades de fomento (inflation index-linked units of account), interest rate futures, currency and interest rate swaps, currency and interest rate options, and others are recognized initially in the balance sheet at cost (including transaction fees) and, at subsequent period ends, at their fair value.  The fair value is obtained from market quotes, discounted cash flow models and option valuation models, as applicable.

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

Even thought the methodology to asses Hedge Accounting under Chilean GAAP and U.S. GAAP are the same, there are certain criteria’s that are presented under Chilean GAAP and not under U.S. GAAP. As of December 31, 2006 hedged accounting applied under Chilean GAAP on the mortgage loans portfolio classified in “Other Outstanding Loans” does not meet the criteria described in SFAS No 133 paragraph 21 a), which paragraph establishes that the change in fair value attributable to the hedged risk for each individual item in a hedged portfolio must be expected to respond in a generally proportionate manner to the overall change in the fair value of the aggregate portfolio attributable to the hedged risk. Given the lack of compliance with this paragraph of the hedge undertaken and documented as such in Chilean GAAP, an adjustment has been included in the amount of MCh$31,833 and MCh$29,915 as of and for the year ended December 31, 2006, respectively, in our reconciliation of  shareholders’ equity and net income in paragraph (t) below. As there are differences in Hedge Accounting between Chilean GAAP and U.S. GAAP some transactions registered as Hedging derivatives under Chilean GAAP are reversed for U.S. GAAP purposes and registered as Trading derivatives as is described in the table below.

	Assets MCh$	Liabilities MCh$	Chilean GAAP Balance Sheet MCh$	U.S. GAAP Adjustment MCh$	U.S. GAAP Balance Sheet MCh$
Hedging Derivatives

Interest Risk Contracts:
Interest Rate Swap	1,173	(2,354)	(1,181)	-	(1,181)
Currency Swap	-	(37,871)	(37,871)	31,833	(6,038)

Total Hedging Derivatives	1,173	(40,225)	(39,052)	31,833	(7,219)

Trading Derivatives

Interest Risk Contracts:
Interest Rate Swap	34,958	(68,165)	(33,207)	-	(33,207)
Options and Future	1,448	(1,032)	416	-	416
Currency Swap	-	-	-	(31,833)	(31,833)
Foreign Exchange Contracts:
Forward purchase/sale of foreign currency	82,608	(99,422)	(16,814)	-	(16,814)
Currency Options	4,384	4,372	12	-	12
Currency Swap	247,486	(142,058)	105,428	-	105,428
Other	631	(648)	(17)	-	(17)

Total Trading Derivatives	371,515	(315,697)	55,818	(31,833)	23,985
Total Net Derivatives	372,688	(355,922)	16,766	-	16,766

Before January 1, 2006 Chilean accounting rules do not consider the existence of derivative instruments embedded in other contracts and therefore they were not reflected in the financial statements. For U.S. GAAP purposes, certain implicit or explicit terms included in host contracts that affect some or all of the cash flows or the value of other exchanges required by the contract in a manner similar to a derivative instrument, must be separated from the host contract and accounted for at fair value. The Bank separately measures embedded derivatives as freestanding derivative instruments at their estimated fair values recognizing changes in earnings when they occur. Currently the only host contracts that the Bank has, which have implicit or explicit terms that must be separately accounted for at fair value, are service type contracts related to computer service agreement and insurance agreements.

For December 31, 2005 the effects of the adjustments with respect to foreign exchange contracts, interest rate and foreign currency swaps agreements on the net income and shareholders’ equity of the Bank are included in paragraph (t) below.

For the years ended December 31, 2004, 2005 and 2006 the effects of embedded derivatives were not significant.

(n) Recoveries of loans previously charged-off

Under Chilean GAAP recoveries on charged-off loans as well as recoveries on loans which were reacquired from the Chilean Central Bank were recorded directly to income. Under U.S. GAAP, loans that have been previously written-off cannot be reinstated, and only actual cash recoveries from any previously charged-off loans would be recognized as income. Consequently, the effect of the recovery of these reinstated loans for Chilean GAAP purposes, net of cash recoveries, has been eliminated in the reconciliation to U.S. GAAP

(o) Capitalization of interest costs

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

(p) Mortgage loans purchased

Banco Santander Chile acquired mortgage loans (so called ANAP portfolio) from former savings and loans institutions at a discount. In 1990, based on the then-existing regulations, the discount on a portion of the loans acquired was recognized as income. Under U.S. GAAP, such discount should be amortized over the life of the related loans. The effect of accounting for mortgage loans purchased in accordance with U.S. GAAP is included in the reconciliation of net income and shareholders’ equity in paragraph (t) below. As of December 31, 2005, the discount was completely amortized.

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

The unamortized goodwill associated with this merger on the books of Banco Santiago, for U.S. GAAP purposes, as of the date of the merger with the former Banco Santiago Santander-Chile is implicitly included in the goodwill of Teatinos which  had been acquired by BCSH as explained in (a).

(2)	Acquisition of Banco Osorno y la Unión

During 1996, the former Banco Santander-Chile merged with Banco Osorno y la Unión (“Banco Osorno”).  The treatment for both Chilean GAAP purposes and U.S. GAAP purposes was equivalent to the treatment in the Banco O’Higgins transaction in (1) with the exception that the acquisition of Banco Osorno was defined as a reverse acquisition.

(r) Assets received in lieu of payment

As instructed by the Superintendency of Banks, assets received in lieu of payment are carried at cost, less a global valuation allowance if the total of the fair value of those assets is lower than the carrying amount. If the asset is not sold within one year, then recorded asset amounts should be written-off on a straight-line basis over the following 12-month period.

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

(t) Summary of net income and shareholders’ equity differences

The following is a reconciliation of net income under Chilean GAAP to the corresponding amounts under U.S. GAAP:

	Year Ended December 31,
	2004	2005	2006	2006
	MCh$	MCh$	MCh$	ThUS$
				(Note 1(r))

Net income in accordance with Chilean GAAP	210,358	244,792	285,582	534,367

Push-down accounting (Note 26 (a))
Amortization and writte-off of trademarks and other	(10,934)	(13,261)	(17,032)	(31,869)
Amortization of fair value increment of net assets	(3,848)	(3,850)	(3,846)	(7,197)
Deferred income taxes (Note 26(c))	26	28	-	-
Investment securities (Note 26(h))	664	2,575	(472)	(883)
Allowance for loan losses (Note 26(k))	15,622	(1,050)	-	-
Other than temporary impairment (Note 26(i))	-	-	(5,588)	(10,456)
Investments in other companies (Note 26(l))	(8)	9	(117)	(219)
Derivatives (Note 26(m))	(6,650)	7,008	(29,915)	(55,975)
Recoveries of loans (Note 26(n))	10	-	-	-
Capitalization of interest costs (Note 26(o))	(51)	(51)	(51)	(95)
Mortgage loans purchased (Note 26(p))	42	89	-	-
Assets received in lieu of payment (Note 26(r))	8,138	(4,817)	1,484	2,777
Deferred tax effect of U.S. GAAP adjustments	(2,870)	(638)	5,872	10,987
Net income in accordance with U.S. GAAP	210,499	230,834	235,917	441,437
Other comprehensive income, net of tax:
Unrealized gain (losses) on available-for-sale securities (26 (x))	664	(23,319)	16,772	31,383
Comprehensive income in accordance with U.S. GAAP	211,163	207,515	252,689	472,820

The following is a reconciliation of shareholders’ equity under Chilean GAAP to the corresponding amounts under U.S. GAAP:

	At December 31,
	2005	2006	2006
	MCh$	MCh$	ThUS$
			(Note 1(r))

Shareholders’ equity in accordance with Chilean GAAP	1,104,767	1,245,339	2,330,219

Push Down Accounting (Note 26(a))
Goodwill	501,242	501,242	937,900
Fair value of intangibles	78,096	61,064	114,259
Fair value increment of net assets	9,206	5,360	10,030
Mandatory dividends (Note 26(d))	(73,439)	(85,675)	(160,311)
Investment securities (Note 26(h))	3,070	-	-
Allowance for loan losses (Note 26(k))	8,170	8,170	15,287
Investments in other companies (Note 26(l))	411	294	550
Derivatives (Note 26(m))	(1,918)	(31,833)	(59,564)
Recoveries of loans (Note 26(n))	(1,302)	(1,302)	(2,436)
Capitalization of interest costs (Note 26(o))	3,875	3,824	7,155
Assets received in lieu of payment (Note 26(r))	3,699	5,183	9,698
Deferred tax effect of U.S. GAAP adjustments	(2,651)	2,713	5,076
Acquisition of financial assets (Note 26(q))	305,279	305,279	571,225
Shareholders’ equity in accordance with U.S. GAAP	1,938,505	2,019,658	3,779,088

The following summarized the changes in the shareholders’ equity of the Bank under U.S. GAAP during the years ended December 31, 2004, 2005 and 2006:

	As of December 31,
	2004	2005	2006	2006
	Total	Total	Total	Total
	MCh$	MCh$	MCh$	ThUS$
				(Note (1r))

Balance at January 1,	1,961,494	1,952,196	1,938,505	3,627,238
Monetary indexation of dividends paid	(241)	(517)	(186)	(348)
Dividends paid	(224,445)	(210,358)	(159,114)	(297,726)
Mandatory dividends, previous date	67,333	63,108	73,439	137,415
Mandatory dividends, closing date	(63,108)	(73,439)	(85,675)	(160,311)
Unrealized gains on available-for-sale investments, net of tax	664	(23,319)	16,772	31,383
Net income in accordance with U.S. GAAP	210,499	230,834	235,917	441,437
Balance at December 31,	1,952,196	1,938,505	2,019,658	3,779,088

(u) Earnings per share

The following disclosure of net income per share information is not generally required for presentation in the financial statements under Chilean GAAP but is required under U.S. GAAP. Earnings per share are determined by dividing net income by the weighted average number of total shares outstanding.

	Years Ended December 31,
	2004	2005	2006
Chilean GAAP (1)	Ch$	Ch$	Ch$
Earnings per share	1.12	1.30	1.52
Weighted average number of total shares outstanding (in millions)	188,446.1	188,446.1	188,446.1

U.S. GAAP (1)
Earnings per share from continuing operations	0.99	-	-
Earnings per share from discontinued operations	0.12	-	-
Net income per share	1.12	1.22	1.24
Weighted average number of total shares outstanding (in millions)	188,446.1	188,446.1	188,446.1

(1)
Basic earnings per share have been calculated by dividing net income by the weighted average number of common shares outstanding during the year. There are no potentially dilutive effects on the calculation of earnings per share.

(v) Article 9 Income Statements and Balance Sheets

The presentation of the consolidated financial statements differs significantly from the format required by the Securities and Exchange Commission under rules 210.9 to 210.9-07 of Regulation S-X (Article 9). The Chilean GAAP balance sheets and income statements have been restated in constant Chilean pesos of December 31, 2006 purchasing power using the adjustment factor arising from the CPI, and are presented in the format prescribed by Article 9 of Regulation S-X. Additionally all adjustments to U.S. GAAP included in paragraph (t) have been incorporated.

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

4.	Reclassification of Mutual Funds registered in Other Assets under Chilean GAAP to trading securities under Article 9.

The following balance sheets as of December 31, 2005 and 2006 have been prepared in accordance with U.S. GAAP, except for the inclusion of price-level restatement permitted under item 18 of Regulation S-X , and are presented in accordance with the requirements of Article 9.

	As of December 31,
	2005	2006
	MCh$	MCh$
ASSETS
Cash and due from banks	1,035,351	947,741
Interest bearing deposits	302,407	148,220
Investments under agreements to resell	23,610	30,807
Investments:
Trading Investments	593,591	666,472
Available-for-sale investments	575,028	345,108
Sub-total	2,529,987	2,138,348

Loans	9,572,446	10,914,351
Unearned income	(133,657)	(149,905)
Allowance for loan losses	(142,830)	(165,894)
Loans, net	9,295,959	10,598,552
Premises and equipment, net	264,130	266,508
Goodwill, net	806,521	806,521
Intangibles, net	78,096	61,064
Derivatives	428,888	372,688
Other assets	313,037	439,985
Total Assets	13,716,618	14,683,666

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits:
Non interest bearing	2,214,790	2,482,997
Interest bearing	6,033,248	6,909,335
Total deposits	8,248,038	9,392,332
Short-term borrowings	1,394,598	1,016,624
Investments sold under agreement to repurchase	50,834	19,929
Derivatives	391,965	355,922
Other liabilities	233,239	292,071
Long-term debt	1,457,944	1,585,608
Sub-total	3,528,580	3,270,154
Minority interest	1,495	1,522
Common stock	761,853	761,853
Other shareholders’ equity	1,176,652	1,257,805
Total Liabilities and Shareholders’ Equity	13,716,618	14,683,666

Total assets set forth in the basic Chilean GAAP balance sheets are reconciled to total assets in the Article 9 balance sheets above as follows:

	As of December 31,
	2005	2006
	MCh$	MCh$
Total assets of the Bank under Chilean GAAP	13,766,439	14,843,439
Elimination of off-setting assets and liabilities:
Contingent loans	(949,177)	(1,022,687)
U.S. GAAP adjustments (1)	899,356	862,914
Total assets under Article 9 presentation	13,716,618	14,683,666

(1)	These net assets represent those which differ in recorded cost from Chile GAAP or are non-existent in Chile GAAP.

The following income statements have been prepared in accordance with U.S. GAAP and are presented in accordance with requirements of Article 9, except for the inclusion of price-level restatement permitted under Item 18 of Regulation S-X:

	Years ended December 31,
	2004	2005	2006
	MCh$	MCh$	MCh$
Interest income
Interest and fees on loans	709,774	910,932	1,039,334
Interest on investments	94,310	117,104	118,620
Interest on deposits with banks	455	2,422	33,409
Interest on investments under agreement to resell	1,884	1,519	574
Total interest income	806,423	1,031,977	1,191,937
Interest expense
Interest on deposits	(131,394)	(248,769)	(340,409)
Interest on investments under agreement to repurchase	(18,242)	(16,302)	(36,518)
Interest on short-term debt	(27,910)	(47,855)	(63,562)
Interest on long-term debt	(133,732)	(130,605)	(103,537)
Interest on other borrowed funds	(7,749)	(5,072)	(2,547)
Price level restatement (1)	(12,710)	(18,525)	(13,782)
Total interest expense	(331,737)	(467,128)	(560,355)
Net interest income	474,686	564,849	631,582
Provision for loan losses	(68,924)	(65,930)	(123,022)
Net interest income after provision for loan losses	405,762	489,919	508,560
Other income
Fees and commissions, net	86,488	87,427	125,593
Gain on trading activities	32,791	18,166	64,338
Net gains (losses) on foreign exchange activities	8,050	2,741	(48,708)
Other	29,729	22,101	(15,583)
Total other income	157,058	130,435	125,640
Other expenses
Salaries	(137,981)	(142,170)	(159,723)
Net premises and equipment expenses	(50,386)	(50,453)	(49,936)
Administration expenses	(89,586)	(92,395)	(99,676)
Other expenses	(51,177)	(61,868)	(36,470)
Minority interest	(194)	(136)	(151)
Total other expenses	(329,324)	(347,022)	(345,956)
Income from continuing operations before income taxes	233,496	282,329	288,244
Income taxes from continuing operations	(46,597)	(51,495)	(52,327)
Income from continuing operations	186,899	230,834	235,917
Discontinued operations:
Gain from discontinued operations of Santiago Express Division	5,341	-	-
Gain on disposal of Santiago Express Division	23,093	-	-
Income tax expense	(4,834)	-	-
Income from discontinued operations	23,600	-	-
Net income	210,499	230,834	235,917
Other comprehensive income	664	(23,319)	16,772
Comprehensive income	211,163	207,515	251,689

(1)
The price-level adjustment includes the effect of inflation primarily resulting from interest-earning assets and interest-bearing liabilities. As the Bank does not record the price-level adjustment for separate categories of assets and liabilities, such adjustment is presented as a component of interest expense.

Consolidated statements of cash flows

Under U.S. GAAP, changes in other assets and liabilities such as other receivables, prepaid assets and accruals for salaries and vacations should be presented as cash flows from operating activities.  Under Chilean GAAP, these are presented as cash flows from investing activities.  Additionally, the non-cash movements related to assets received in lieu of payments are not reported as supplemental information under Chilean GAAP, as usually required under U.S. GAAP.

The consolidated statements of cash flows have been prepared in accordance with Chilean GAAP, and are presented in accordance with the requirements of Article 9, except for the inclusion of price-level restatement permitted under item 18 of Regulation S-X. Presentation of the cash flow statements under U.S. GAAP would require additional breakdown of certain line items presented “net” in the Chilean GAAP cash flow. Additionally, for Chilean GAAP purposes, certain items classified as “Other assets” are defined as cash equivalent for cash flow purposes which would also be defined as cash equivalents in the balance sheet in U.S. GAAP. And, lastly cash flow from purchases, sales and maturity of trading securities are presented as investing activities in Chilean GAAP while they would be presented as operating activity in U.S. GAAP.

The following condensed consolidated statements of cash flows have been prepared in accordance with U.S. GAAP, and are presented in accordance with the requirements of Article 9 as described above:

	Years Ended December 31,
	2004	2005	2006
	MCh$	MCh$	MCh$

Net cash provided by (used in) operating activities	1,018,046	(498,836)	508,260
Net cash used in (provided by) investing activities	(1,673,702)	149,928	(1,268,389)
Net cash provided by financing activities	590,145	593,002	608,364

Net cash flow	(65,511)	244,094	(151,765)
Inflation effect on cash and cash equivalents	1,784	3,430	(6,759)

Net decrease in cash and due from banks	(63,727)	247,524	(158,524)
Cash and due from Banks, beginning of the year	1,067,134	1,003,407	1,250,931
Cash and due from banks, end of the year	1,003,407	1,250,981	1,092,407

(w) Income taxes

The reconciliation of the provision for income taxes charged to income under Chilean GAAP to the corresponding amounts under U.S. GAAP is as follows:

	Years Ended December 31,
	2004	2005	2006
	MCh$	MCh$	MCh$
Charge for the period under Chilean GAAP	48,587	50,885	58,199
U.S. GAAP Adjustments:
Deferred tax effect of applying SFAS No. 109	(26)	(28)	-
Deferred tax effect of U.S. GAAP adjustments	2,870	638	(5,872)
Charge for the period under U.S. GAAP	51,431	51,495	52,327

Deferred tax assets and liabilities for the Bank under U.S. GAAP are summarized as follows:

	As of December 31,
Temporary differences	2005	2006
	MCh$	MCh$
Assets
Assets received in lieu of payment	1,629	529
Foreign exchange	774	768
Accrued interest	3,032	2,808
Allowance for loan losses	10,361	19,841
Other provisions	14,465	14,598
Derivatives	1,336	4,915
Bank premises and equipment	8,628	4,426
Other	3,214	281
Total deferred tax assets	43,439	48,166

	As of December 31,
Temporary differences	2005	2006
	MCh$	MCh$
Liabilities
Accelerated depreciation	2,629	3,522
Valuation of investments	(21)	2,129
Prepaid expenses	1,536	1,945
Other	1,266	841
Total deferred tax liabilities	5,410	8,437
Net deferred tax assets	38,029	39,729

The Bank has not recorded a valuation allowance against any of its deferred tax assets as it believes that it is more likely than not that it will recover their value.

The U.S. GAAP provision for income taxes differs from the amount of income tax provision determined by applying the Chilean statutory income tax rate to U.S. GAAP pretax income as a result of the following differences:

	2004	2005	2006
	MCh$	MCh$	MCh$
Chilean taxes due at the statutory rate	44,529	47,996	49,001
Increase (decrease) in rates resulting from:
Non-taxable income	(96)	(6,009)	(6,268)
Non-deductible expenses	4,485	7,254	6,698
Amortization of intangibles	2,513	2,254	2,895
At effective tax rate	51,431	51,495	52,327

The Chilean statutory first category (corporate) income tax rate was 17% for the years ended December 31, 2004, 2005 and 2006.

(x) Accumulated other comprehensive income

The Bank presents accumulated other comprehensive income and its components with the objective of reporting a measure of all changes in shareholders’ equity that result from transactions and other economic events of the period other than transactions with owners (“comprehensive income”). Comprehensive income is the total net income and other non-owner equity transactions that result in changes in net equity. The following represents accumulated other comprehensive income of the Bank, net of deferred taxes as of  December 31, 2004, 2005 and 2006:

	As of December 31, 2006
	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
	MCh$	MCh$	MCh$
Beginning balance	(21,826)	3,710	(18,116)
Price-level restatement (1)	453	(77)	376
Unrealized gains on securities available for sale:
Unrealized gains arising during the period	25,415	(4,320)	21,095
Less: reclassification adjustment for gains included in net income	5,208	(885)	4,323
Net unrealized gains	20,207	(3,435)	16,772
Ending balance	(1,166)	198	(968)

	As of December 31, 2005
	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
	MCh$	Mch$	MCh$
Beginning balance	6,488	(1,104)	5,384
Price-level restatement (1)	(219)	38	(181)
Unrealized gains on securities available for sale:
Unrealized gains arising during the period	(33,153)	5,636	(27,517)
Less: reclassification adjustment for net gains/losses included in net income	5,058	(860)	4,198
Net unrealized gains	(28,095)	4,776	(23,319)
Ending balance	(21,826)	3,710	(18,116)

	As of December 31, 2004
	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
	MCh$	MCh$	MCh$
Beginning balance	5,828	(991)	4,837
Price-level restatement (1)	(141)	23	(117)
Unrealized gains on securities available for sale:
Unrealized gains arising during the period	(21,003)	3,570	(17,433)
Less: reclassification adjustment for net gains/losses included in net income	21,804	(3,707)	18,097
Net unrealized gains	801	(137)	664
Ending balance	6,488	(1,104)	5,384

(1)	Reflects the effect of inflation on the accumulated other comprehensive income at the beginning of each period, adjusted to constant pesos as of December 31, 2006.

(y) Segment Information

The following disclosure of segment information is not required for presentation in the financial statements under Chilean GAAP, however in accordance with SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information” the Bank discloses the following segment information based on the management approach. The Bank’s internal organization is structured on the basis of the client segments the Bank serves. We provide a full range of financial services to corporate and individual customers. We divide clients in this segment into the following segments:

·
Lower-middle to middle-income (Santander Banefe), consisting of individuals with monthly income between Ch$120,000 (US$225) and Ch$400,000 (US$ 749), which are served through our Banefe branch network. This segment accounts for 5.1% of our loans as of December 31, 2006. This segment offers customers a range of products, including consumer loans, credit cards, auto loans, residential mortgage loans, debit card accounts, savings products, mutual funds and insurance brokerage.

·
Middle- and upper-income, consisting of individuals with a monthly income greater than Ch$400,000 (US$749). Clients in this segment account for 38.1% of our loans as of December 31, 2006 and are offered a range of products, including consumer loans, credit cards, auto loans, commercial loans, foreign trade financing, residential mortgage loans, checking accounts, savings products, mutual funds and insurance brokerage.

·
Small businesses, consisting of small companies with annual sales less than Ch$1,200 million (US$2.2 million). As of December 31, 2006, small companies represented approximately 16.0% of our total loans outstanding. Customers in this segment are offered a range of products, including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, savings products, mutual funds and insurance brokerage.

The Middle-market comprised of mid-sized companies, companies in the real estate sector and large companies as follows:

·
Mid-sized companies, consisting of companies with annual sales over Ch$1,200 million (US$2.2 million) and up to Ch$3,500 million (US$6.5 million). Customers in this segment are offered a wide range of products, including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, cash management, treasury services, financial advisory, savings products, mutual funds and insurance brokerage. As of December 31, 2006, these clients represented 8.2% of our total loans outstanding.

·
Real estate. This segment also includes all companies in the real estate sector. As of December 31, 2006, these clients represented 4.7% of our total loans outstanding. To clients in the real estate sector we offer apart from traditional banking services, specialized services for financing primarily residential projects in order to increase the sale of residential mortgage loans.

·
Large companies, consisting of companies with annual sales over Ch$3,500 million (US$6.5 million). Customers in this segment are offered a wide range of products, including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, cash management, treasury services, financial advisory, savings products, mutual funds and insurance brokerage. As of December 31, 2006, these clients represented 9.6% of our total loans outstanding.

The Wholesale segment is comprised of:

·
Companies that are foreign multinationals or part of a large Chilean economic group with sales over Ch$3,500 million (US$6.5 million). As of December 31, 2006, these clients represented 15.1% of our total loans outstanding. Customers in this segment are offered a wide range of products, including commercial loans, leasing, factoring, foreign trade, mortgage loans, checking accounts, cash management, treasury services, financial advisory, savings products, mutual funds and insurance brokerage.

The Institutional segment is comprised of:

·
Institutional corporations such as universities, government agencies, municipalities and regional governments. As of December 31, 2006, these clients represented 1.9% of our total loans outstanding and offer customers a range of products, including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, cash management, savings products, mutual funds and insurance brokerage.

·
The Treasury Division provides sophisticated financial products mainly to companies in the wholesale banking and the middle market segments. This includes products such as short-term financing and funding, securities brokerage, interest rate and foreign currency derivatives, securitization services and other tailor made financial products. The Treasury division also manages the Bank’s trading positions as well as the non-trading investment portfolio.

·
Our leasing subsidiary (Santiago Leasing S.A.) has been segmented into the above categories. The subsidiary Santander S.A. Agente de Valores is included in the Treasury Division and the mutual fund and insurance brokerage subsidiaries are included in the various sub-segments (other than in the Treasury Division).

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

The table below sets forth our lines of business and certain statistical information relating to each of them as of December 31, 2004, 2005 and 2006.

For the twelve month period ended December 31, 2006
(millions of constant Ch$ as of December 31, 2006)
Segment	Loans	Net interest revenue	Fees	Net loan loss allowances (1)	Financial transactions, net (2)	Net segment contribution (3)
Individuals	5,097,010	332,444	103,476	(101,753)	-	334,167
Santander Banefe	602,960	104,505	22,059	(51,893)	-	74,671
Middle-upper income	4,487,044	227,590	81,374	(49,957)	-	259,007
Santiago Leasing	7,006	349	43	97	-	489
SMEs	1,890,736	129,854	28,671	(20,840)	-	137,685
Total Retail	6,987,746	462,298	132,147	(122,593)	-	471,852
Middle-market	2,679,108	73,820	13,981	(720)	-	87,081
Mid-sized companies	962,649	33,341	6,846	(3,501)	-	36,686
Real estate	554,294	10,350	1,422	1,634	-	13,406
Large companies	1,128,536	28,456	5,508	680	-	34,644
Santiago Leasing	33,629	1,673	205	467	-	2,345
Wholesale	1,782,052	30,469	7,536	703	-	38,708
Institutional	229,242	9,510	1,201	481	-	11,192
Treasury (4)	-	32,479	1,303	-	51,604	85,386
Others (5)	110,811	3,678	6,382	(893)	-	9,167
Total	11,788,959	612,254	162,550	(123,022)	51,604	703,386

Other operating income						(32,961)
Other income and expenses						(3,579)
Operating expenses						(309,283)
Price level restatement						(13,782)
Net income before taxes						343,781
(1)	Includes allowances for loan losses, charge-offs and loan loss recoveries.
(2)	Equal to the sum of net gains (loss) from trading and brokerage and foreign exchange transactions, net
(3)	Equal to net interest revenue plus fee income plus financial transactions, net minus allowances for loan losses.
(4)	Includes Santander S.A. Agente de Valores
(5)	Includes contribution of other Bank subsidiaries and other non-segmented items.

For the twelve month period ended December 31, 2005
(millions of constant Ch$ as of December 31, 2006)
Segment	Loans	Net interest revenue	Fees	Net loan loss allowances (1)	Financial transactions, net (2)	Net segment contribution (3)
Individuals	4,296,691	278,433	76,057	(52,255)	-	302,235
Santander Banefe	501,842	84,064	16,240	(26,828)	-	73,476
Middle-upper income	3,794,345	194,207	59,817	(25,457)	-	228,567
Santiago Leasing	504	162	-	30	-	192
SMEs	1,493,527	93,657	19,136	(15,737)	-	97,056
Total Retail	5,790,218	372,090	95,193	(67,992)	-	399,291
Middle-market	2,350,111	53,332	8,611	1,113	-	63,056
Mid-sized companies	822,159	25,136	4,265	(1,787)	-	27,614
Real estate	510,010	8,546	1,091	(712)	-	8,925
Large companies	1,015,521	18,874	3,255	3,469	-	25,598
Santiago Leasing	2,421	776	-	143	-	919
Wholesale	1,815,041	27,083	7,636	1,960	-	36,679
Institutional	197,285	6,640	1,668	(16)	-	8,292
Treasury (4)	-	77,238	-	-	9,812	87,050
Others (5)	206,679	21,883	28,192	57	-	50,131
Total	10,359,334	558,266	141,300	(64,879)	9,812	644,499

Other operating income						(23,407)
Other income and expenses						(21,923)
Operating expenses						(284,968)
Price level restatement						(18,524)
Net income before taxes						295,677
(1)	Includes allowances for loan losses, charge-offs and loan loss recoveries.
(2)	Equal to the sum of net gains (loss) from trading and brokerage and foreign exchange transactions, net
(3)	Equal to net interest revenue plus fee income plus financial transactions, net minus allowances for loan losses.
(4)	Includes Santander S.A. Agente de Valores
(5)	Includes contribution of other Bank subsidiaries and other non-segmented items.

For the twelve month period ended December 31, 2004
(millions of constant Ch$ as of December 31, 2006)
Segment	Loans	Net interest revenue	Fees	Net loan loss allowances (1)	Financial transactions, net (2)	Net segment contribution (3)
Individuals	3,571,781	241,092	66,574	(73,566)	-	234,100
Santander Banefe	419,725	74,749	13,633	(24,633)	-	63,749
Middle-upper income	3,149,990	166,129	52,941	(48,926)	-	170,144
Santiago Leasing	2,066	214	-	(7)	-	207
SMEs	1,176,385	73,587	14,496	(16,630)	-	71,453
Total Retail	4,748,166	314,679	81,070	(90,196)	-	305,553
Middle-market	2,114,160	51,911	8,543	8,156	-	68,610
Mid-sized companies	711,571	22,621	3,469	(4,015)	-	22,075
Real estate	475,693	9,738	748	(2,244)	-	8,242
Large companies	916,977	18,526	4,326	14,447	-	37,299
Santiago Leasing	9,919	1,026	-	(32)	-	994
Wholesale	1,956,499	25,904	6,875	3,286	-	36,065
Institutional	163,785	5,654	1,570	(562)	-	6,662
Treasury (4)	-	72,802	3,666	-	40,035	116,503
Others (5)	138,412	31,559	26,280	(6,135)	-	51,704
Total	9,121,022	502,509	128,004	(85,451)	40,035	585,097

Other operating income						(25,294)
Other income and expenses						(4,295)
Operating expenses						(283,883)
Price level restatement						(12,680)
Net income before taxes						258,945
(1)	Includes allowances for loan losses, charge-offs and loan loss recoveries.
(2)	Equal to the sum of net gains (loss) from trading and brokerage and foreign exchange transactions, net
(3)	Equal to net interest revenue plus fee income plus financial transactions, net minus allowances for loan losses.
(4)	Includes Santander S.A. Agente de Valores
(5)	Includes contribution of other Bank subsidiaries and other non-segmented items.

(z) Estimated Fair Value of Financial Instruments

The estimated fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. For those financial instruments with no quoted market prices available, fair values have been estimated using present values or other valuation techniques. These techniques are inherently subjective and are significantly affected by the assumptions used, including the discounts rate, estimates of future cash flows and prepayment assumptions. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments.

In addition, the estimated fair values presented below do not attempt to estimate the value of the Bank’s revenue generating businesses and anticipated future business activities, and therefore do not represent the Bank’s value as a going concern.

The following notes summarize the major methods and assumptions used in estimating the fair values of financial instruments:

·	Cash and due from banks

The book value of cash and due from banks approximates its estimated fair value due to the short-term nature of these instruments.

·	Spot foreign exchange transactions

The book value of spot foreign exchange transactions approximates its estimated fair value due to the short-term nature of these instruments.

·	Financial investments, investments under agreements to repurchase and investments under agreements to resell

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

·	Loans

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

·	Deposits

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

·	Chilean Central Bank borrowings, Mortgage finance bonds and Other borrowings

The fair value of these financial instruments is estimated using discounted cash flow analyses based on the Bank’s current incremental borrowing rates for similar types of borrowing arrangements with similar remaining maturities.

·	Derivative instruments

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

The estimated fair values of financial instruments are as follows:

	As of December 31,
	2005		2006
	Carrying amount (1)	Estimated fair value	Carrying amount (1)	Estimated fair value
	MCh$	MCh$	MCh$	MCh$
ASSETS
Cash and due from banks	1,035,351	1,035,351	947,741	947,741
Interest bearing deposits	302,406	302,406	148,220	148,220
Investment under agreements to resell	23,610	23,610	30,807	30,807
Financial investments	1,168,619	1,168,619	981,015	981,015
Loans, net (2)	9,295,959	10,037,509	10,598,552	11,057,159
Derivatives instruments	418,795	428,888	372,688	372,688

LIABILITIES
Deposits	8,100,586	8,379,744	9,392,332	9,405,393
Investments under agreements to repurchase	50,834	50,834	19,929	19,929
Short and long-term debt	2,852,542	2,508,375	2,602,232	2,877,179
Derivative financial instruments	391,823	391,965	355,922	355,922

(1)	Carrying amounts correspond to Chilean GAAP figures plus U.S. GAAP adjustments described in paragraph (t) which are shown in Article 9 balance sheet paragraph (v).

(2)	The amounts of loans in the above table excludes contingent loans since they represent undisbursed amounts under undrawn letters of credit and other credit guarantees granted by the Bank.

(aa) Obligations Arising From Lease Commitments

The bank leases certain premises, which are accounted for as operating leases. The amounts payable under the terms of the leases, which are not reflected on the consolidated balance sheets, are shown in the following table and reflect future rental expenses in constant Chilean pesos as of December 31, 2006:

As of December 31,
2006
MCh$
Due within 1 year	8,383
Due after 1 year but within 2 years	7,363
Due after 2 years but within 3 years	5,394
Due after 3 years but within 4 years	3,006
Due after 4 years but within 5 years	1,539
Due after 5 years	254
Total	25,939

The rental expense on premises for the Bank was MCh$10,127, MCh$10,206 and MCh$11,188 for the years ended December 31, 2004, 2005 and 2006, respectively.

(ab) Contingent liabilities

Contingent liabilities consist of open and unused letters of credit, together with guarantees granted by the Bank in Chilean pesos, UF and foreign currencies (principally U.S. dollars). The liability represents the Bank’s obligations under such agreements. The Bank’s rights under these agreements are recognized as assets on the Bank’s Chilean GAAP balance sheets under the caption “Contingent loans” (See note 5).

	As of December 31, 2006
	Book value	Contract amount
	MCh$	MCh$
Standby letters of credits	86	166,248
Foreign office guarantees	1,457	576,607
Performance bond	244	281,193

Total	1,787	1,024,048

Guarantees in the form of performance bonds, standby letters of credit and foreign office guarantees are issued in connection with agreements made by customers to counterparties. If the customer fails to comply with the agreement, the counterparty may enforce the performance bond as a remedy. Credit risk arises from the possibility that the customer may not be able to repay the Bank for performance bonds. To mitigate credit risk, the Bank generally determines the need for specific covenant, guarantee and collateral requirements on a case-by-case basis, depending on the nature of the financial instrument and the customer’s creditworthiness.

The expiration of guarantees per period is as follows:

	As of December 31, 2006
	Due within 1 year	Due after 1 year but within 3 years	Due after 3 years but within 5 years	Due after 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Standby letters of credits	102,707	50,448	13,093	-	166,248
Foreign office guarantees	553,833	22,132	642	-	576,607
Performance bonds	275,723	5,403	67	-	281,193
Total	932,263	77,983	13,802	-	1,024,048

(ac) Recent accounting pronouncements

·
On November 3, 2005, the FASB issued FASB Staff Position (FSP) FAS 115-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” This FSP, which is effective for reporting periods beginning after December 15, 2005, replaces the impairment evaluation guidance (paragraphs 10-18) of EITF issue No.03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments, with references to existing other-than-temporary (OTT) impairment guidance.  The FSP also clarifies that an investor should recognize an impairment loss no later than when the impairment is deemed other than temporary, even if a decision to sell has not been made.  The adoption of this FSP did not have a material effect on the Bank´s consolidated financial position, results of operations or cash flows.

·
In May, 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections”.  This Statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Account Principles Board Opinion 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle.  This Statement requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change.  When it is impracticable to determine the period-specific effects of an accounting change on one or more individual prior periods presented, this Statement requires that the new accounting principle be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and that a corresponding adjustment be made to the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) for that period rather than being reported in an income statement.  When it is impracticable to determine the cumulative effect of applying a change in accounting principle to all prior periods, this Statement requires that the new accounting principle be applied as if it were adopted prospectively from the earliest date practicable.

·	On February, 2006, the FASB issued SFAS No. 155 “Accounting for Certain Hybrid Financial Instruments” an amendment at FASB Statements No. 133 and 140. This Statement:

a.	Permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation

b.	Clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133

c.
Establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation

d.	Clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives

e.
Amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.

This Statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The fair value election provided for in paragraph 4(c) of this Statement may also be applied upon adoption of this Statement for hybrid financial instruments that had been bifurcated under paragraph 12 of Statement 133 prior to the adoption of this Statement. Earlier adoption is permitted as of the beginning of an entity’s fiscal year, provided the entity has not yet issued financial statements, including financial statements for any interim period for that fiscal year. Provisions of this Statement may be applied to instruments that an entity holds at the date of adoption on an instrument-by-instrument basis.

·	On March, 2006, the FASB issued SFAS No. 156 “Accounting for Servicing of Financial Assets” an amendment at FASB Statements No.140. This Statement requires:

1.
An entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in any of the following situations:

a.	A transfer of the servicer’s financial assets that meets the requirements for sale accounting

b.
A transfer of the servicer’s financial assets to a qualifying special-purpose entity in a guaranteed mortgage securitization in which the transferor retains all of the resulting securities and classifies them as either available-for-sale securities or trading securities in accordance with FASB Statement No. 115, “Accounting for Certain Investments in Debt and Equity Securities”.

c.	An acquisition or assumption of an obligation to service a financial asset that does not relate to financial assets of the servicer or its consolidated affiliates

2.	Requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable.

3.	Permits an entity to choose either of the following subsequent measurement methods for each class of separately recognized servicing assets and servicing liabilities:

a.
Amortization method - Amortize servicing assets or servicing liabilities in proportion to and over the period of estimated net servicing income or net servicing loss and assess servicing assets or servicing liabilities for impairment or increased obligation based on fair value at each reporting date.

b.
Fair value measurement method - Measure servicing assets or servicing liabilities at fair value at each reporting date and report changes in fair value in earnings in the period in which the changes occur.

4.
At its initial adoption, permits a one-time reclassification of available-for-sale securities to trading securities by entities with recognized servicing rights, without calling into question the treatment of other available-for-sale securities under Statement 115, provided that the available-for-sale securities are identified in some manner as offsetting the entity’s exposure to changes in fair value of servicing assets or servicing liabilities that a servicer elects to subsequently measure at fair value.

5.
Requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the statement of financial position and additional disclosures for all separately recognized servicing assets and servicing liabilities.

An entity should adopt this Statement as of the beginning of its first fiscal year that begins after September 15, 2006. Earlier adoption is permitted as of the beginning of an entity’s fiscal year, provided the entity has not yet issued financial statements, including interim financial statements, for any period of that fiscal year. The effective date of this Statement is the date an entity adopts the requirements of this Statement.

·
In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes”—an interpretation of FASB Statement No. 109 (“FIN 48”).  FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  FIN 48 also provides guidance on accounting for derecognition, interest, penalties, accounting in interim periods, disclosure and classification of matters related to uncertainty in income taxes, and transitional requirements upon adoption of FIN 48.  The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006.  We are currently evaluating the impact of the adoption of FIN 48 on our consolidated financial position and results of operations.

·
On September, 2006, the FASB issued SFAS No. 157 “Fair Value Measurements”. This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. However, for some entities, the application of this Statement will change current practice. Fair Value Measurements, is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including any financial statements for an interim period within that fiscal year.

·	On September, 2006, the FASB issued SFAS No. 158 “Accounting for Defined Benefit Pension and Other Postretirement Plans” an amendment of FASB statements No. 87, 88, 106 and 132 (reviewed).

This Statement improves financial reporting by requiring an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This Statement also improves financial reporting by requiring an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. The required date of adoption of the recognition and disclosure provisions of this Statement differs for an employer that is an issuer of publicly traded equity securities (as defined) and an employer that is not. For purposes of this Statement, an employer is deemed to have publicly traded equity securities if any of the following conditions is met: The employer has issued equity securities that trade in a public market, which may be either a stock exchange (domestic or foreign) or an over-the-counter market, including securities quoted only locally or regionally.  The employer has made a filing with a regulatory agency in preparation for the sale of any class of equity securities in a public market.

·	On February, 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Liabilities” including an amendment of FASB Statement No. 115.

This statements permits entities to choose to measure at fair value many financial instruments and certain other items.  The objective it to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently  without having to apply complex hedge accounting provisions.  This Statements is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments.

The Bank does not believe these pronouncements will have a material effect on its results of operations, cash flows, or financial position.

* * * * * *