Form 20-F
period 2007-12-31
BANCO SANTANDER CHILE
filed 2008-06-27
CIK 1027552

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2007
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

  Commission file number:  1-14554

BANCO SANTANDER-CHILE
(d/b/a Santander, Banco Santander, Banco Santander Santiago, and Santander Santiago)
(Exact name of Registrant as specified in its charter)

SANTANDER-CHILE BANK
(d/b/a Santander, Banco Santander, Santander Santiago Bank, and Santander Santiago)
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

7.375% Subordinated Notes due 2012

Indicate the number of outstanding shares of each class of common stock of Banco Santander-Chile at December 31, 2007, was:

188,446,126,794 Shares of Common Stock, without par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☒  Yes     ☐   No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐  Yes     ☒ No

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

☒  Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒          Accelerated filer ☐         Non-Accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐  U.S. GAAP

☐  International Financial Reporting Standards as issued by the International Accounting Standards Board

☒  Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐  Item 17       ☒  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐  Yes      ☒   No

i

CAUTIONARY STATEMENT CONCERNING
FORWARD-LOOKING STATEMENTS

We have made statements in this Annual Report on Form 20-F that constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear throughout this report and include statements regarding our intent, belief or current expectations regarding:

·	asset growth and alternative sources of funding

·	growth of our fee based business

·	financing plans

·	impact of competition

·	impact of regulation

·	exposure to market risks:

·	interest rate risk

·	foreign exchange risk

·	equity price risk

·	projected capital expenditures

·	liquidity

·	trends affecting:

·	our financial condition

·	our results of operation

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

You should understand that the following important factors, in addition to those discussed elsewhere in this Annual Report and in the documents which are incorporated by reference, could affect our future results and could cause those results or other outcomes to differ materially from those expressed in our forward looking statements:

·	changes in capital markets in general that may affect policies or attitudes towards lending to Chile or Chilean companies

·	changes in economic conditions

·	the monetary and interest rate policies of the Central Bank

·	inflation

·	deflation

·	unemployment

·	unanticipated turbulence in interest rates

·	movements in foreign exchange rates

·	movements in equity prices or other rates or prices

·	changes in Chilean and foreign laws and regulations

·	changes in taxes

·	competition, changes in competition and pricing environments

·	our inability to hedge certain risks economically

·	the adequacy of loss allowances

·	technological changes

·	changes in consumer spending and saving habits

·	increased costs

·	unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms

·	changes in, or failure to comply with, banking regulations

·	our ability to successfully market and sell additional services to our existing customers

·	disruptions in client service

·	natural disasters

·	implementation of new technologies

·	an inaccurate or ineffective client segmentation model

You should not place undue reliance on such statements, which speak only as of the date that they were made. The forward looking statements contained in this document speak only as of the date of this Annual Report, and we do not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

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

When we refer to “Banco Santander Spain” or “Santander Spain”, we refer to our parent company Banco Santander, S.A.

As used in this Annual Report, the term “billion” means one thousand million (1,000,000,000).

In this Annual Report, references to “$”, “US$”, “U.S. dollars” and “dollars” are to United States dollars, references to “Chilean pesos,” “pesos” or “Ch$” are to Chilean pesos and references to “UF” are to Unidades de

Fomento. The UF is an inflation indexed Chilean monetary unit with a value in Chilean pesos that changes daily to reflect changes in the official Consumer Price Index (“CPI”) of the Instituto Nacional de Estadísticas (the Chilean National Institute of Statistics) for the previous month. See “Item 5: Operating and Financial Review and Prospects” and Note 1(d) to the Audited Consolidated Financial Statements.

In this Annual Report, references to the Audit Committee are to the Bank’s Comité de Directores y Auditoría.

In this Annual Report, references to “BIS” are to the Bank for International Settlement, and references to “BIS ratio” are to the capital adequacy ratio as calculated in accordance with the Basel Capital Accord.

PRESENTATION OF FINANCIAL INFORMATION

Currency and Accounting Principles

Santander-Chile is a Chilean bank and maintains its financial books and records in Chilean pesos and prepares its Audited Consolidated Financial Statements in conformity with generally accepted accounting principles in Chile and the rules of the Superintendencia de Bancos e Instituciones Financieras de Chile (the Superintendency of Banks and Financial Institutions, which is referred to herein as the “Superintendency of Banks”), which together differ in certain significant respects from generally accepted accounting principles in the United States (“U.S. GAAP”). References to “Chilean GAAP” in this Annual Report are to accounting principles generally accepted in Chile, as supplemented by the applicable rules of the Superintendency of Banks. See Note 28 to the Audited Consolidated Financial Statements of Santander-Chile as of December 31, 2006 and 2007, and for the years ended December 31, 2005, 2006 and 2007, contained elsewhere in this Annual Report (together with the notes thereto, the “Audited Consolidated Financial Statements”) for a description of the principal differences between Chilean GAAP and U.S. GAAP, as they relate to Santander-Chile, and a reconciliation to U.S. GAAP of net income and shareholders’ equity.

Pursuant to Chilean GAAP, amounts expressed in the Audited Consolidated Financial Statements and all other amounts included elsewhere throughout this Annual Report for all periods expressed in Chilean pesos are expressed in constant Chilean pesos as of December 31, 2007. See Note 1(c) to the Audited Consolidated Financial Statements.

Loans

Unless otherwise specified, all references herein (except in the Audited Consolidated Financial Statements) to loans are to loans and financial leases before deduction for loan loss allowance, and, except as otherwise specified, all market share data presented herein are based on information published periodically by the Superintendency of Banks. Non performing loans include loans for which either principal or interest is overdue, and which do not accrue interest. Restructured loans for which no payments are overdue are not ordinarily classified as non performing loans. Past due loans include, with respect to any loan, only the portion of principal and interest that is overdue for 90 or more days, and do not include the installments of such loan that are not overdue or that are overdue for less than 90 days, unless legal proceedings have been commenced for the entire outstanding balance according to the terms of the loan, in which case the entire loan is considered past due within 90 days after initiation of such proceedings. This practice differs from that normally followed in the United States, where the amount classified as past due would include the entire amount of principal and interest on any and all loans which have any portion overdue. See “Item 5: F. Selected Statistical Information—Classification of Loan Portfolio Based on the Borrower’s Payment Performance.”

According to the regulations established by the Superintendency of Banks, Santander-Chile is required to charge-off commercial loan installments no later than 24 months after being classified as past due, if unsecured, and if secured, no later than 36 months after being classified as past due. When an installment of a past due corporate loan (whether secured or unsecured) is charged-off, we must charge-off all installments which are overdue, notwithstanding our right to charge-off the entire amount of the loan. Once any amount of a loan is charged off, each subsequent installment must be charged off as it becomes overdue, notwithstanding our right to charge-off the entire amount of the loan. In the case of past due consumer loans, a similar practice applies, except that after the first installment becomes three months past due, Santander-Chile must charge-off the entire remaining part of the loan. We may charge-off any loan (whether commercial or consumer) before the first installment becomes overdue, but only in accordance with special procedures established by the Superintendency of Banks. Loans are charged off against the loan loss reserve to the extent of any required allowances for such loans; the remainder of such loans is charged off against income. See “Item 5: F. Selected Statistical Information—Analysis of Loan Loss Allowance.”

Outstanding loans and the related percentages of Santander-Chile’s loan portfolio consisting of corporate and consumer loans in the section entitled “Item 4: B. Business Overview” are categorized based on the nature of the borrower. Outstanding loans and related percentages of the loan portfolio of Santander-Chile consisting of corporate and consumer loans in the section entitled “Item 5: F. Selected Statistical Information” are categorized in accordance with the reporting requirements of the Superintendency of Banks, which are based on the type and term of loans.

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

Exchange Rates

This Annual Report contains translations of certain Chilean peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the Chilean peso amounts actually represent such U.S. dollar amounts, were converted from U.S. dollars at the rate indicated in preparing the audited consolidated financial statements, could be converted into U.S. dollars at the rate indicated, were converted or will be converted at all.

Unless otherwise indicated, all the U.S. dollar amounts at any year end or for any full year have been translated from Chilean pesos based on the interbank market rate published by Reuters at 1:30pm on the last business day of the year. The market rate informed by Reuters on December 31, 2007, was Ch$497.78 per US$1.00. Our subsidiaries use the first observed exchange rate published by the Central Bank of Chile for 2008 on Jan. 2, 2008. The observed exchange rate reported by the Central Bank on December 31, 2007, was Ch$495.82 per US$1.00 and Ch$496.89 on Jan. 2, 2008. The Federal Reserve Bank of New York does not report a noon buying rate for the Chilean peso. For more information on the observed exchange rate. See “Item 3: A. Selected Financial Data—Exchange Rates.”

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following table presents historical financial information about us as of the dates and for each of the periods indicated. The following table should be read in conjunction with, and is qualified in its entirety by reference to, our Audited Consolidated Financial Statements appearing elsewhere in this Annual Report. Our Audited Consolidated Financial Statements are prepared in accordance with Chilean GAAP, which differs in certain significant respects from U.S. GAAP. Note 28 to our Audited Consolidated Financial Statements provides a description of the material differences between Chilean GAAP and U.S. GAAP and a reconciliation to U.S. GAAP of net income for the years ended December 31, 2005, 2006 and 2007, and shareholders’ equity at December 31, 2006 and 2007.

	At and for the years ended December 31,
	2003	2004	2005	2006	2007	2007
	(in millions of constant Ch$ of December 31, 2007)(1)					(in thousands of US$)(1)(2)

CONSOLIDATED INCOME STATEMENT DATA
Chilean GAAP:
Net interest revenue (3)	352,656	539,896	599,801	657,806	825,616	1,658,596
Provisions for loan losses	(78,549)	(91,809)	(69,706)	(132,175)	(182,411)	(366,449)
Total fees and income from services, net	130,303	137,527	151,813	174,643	192,925	387,571
Other operating income, net (3)	185,832	15,838	(14,606)	20,030	(79,726)	(160,163)
Other income and expenses, net	2,338	(4,614)	(23,553)	(3,846)	6,423	12,904
Operating expenses	(291,574)	(305,004)	(306,170)	(332,293)	(342,684)	(688,425)
Loss from price-level restatement	(8,973)	(13,623)	(19,902)	(14,807)	(56,325)	(113,152)
Income before income taxes	292,033	278,211	317,677	369,358	363,818	730,881
Income (taxes) benefits	(50,889)	(52,202)	(54,671)	(62,529)	(55,171)	(110,834)
Net income	241,144	226,009	263,006	306,829	308,647	620,047
Net income per share (7)	1.28	1.20	1.40	1.63	1.64	0.00329
Net income per ADS (4)(7)	1,329.55	1,246.10	1,450.09	1,691.71	1,701.73	3.42
Dividends per share (5)	0.98	1.28	1.20	0.90	1.06	0.00106
Dividends per ADS (5)	1,015.89	1,329.55	1,246.10	942.55	1,099.61	2.21
Weighted-average shares outstanding (in millions)	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1	—

U.S. GAAP:
Net interest income (6)	328,930	510,003	606,874	678,572	807,291	1,621,783
Provision for loan losses	(99,945)	(74,052)	(70,835)	(132,175)	(191,189)	(384,083)
Net income	208,220	226,160	248,011	253,468	227,604	457,237
Net income per Share (7)	1.10	1.20	1.32	1.35	1.21	0.00243
Net income per ADS (4)(7)	1,148.02	1,246.93	1,367.41	1,397.50	1,254.90	2.52
Weighted-avg. shares outstanding (in millions)	188,446.10	188,446.10	188,446.10	188,446.10	188,446.1	—
Weighted-avg. ADS outstanding (in millions)	181.373	181.373	181.373	181.373	181.373	—

CONSOLIDATED BALANCE SHEET DATA
Chilean GAAP:
Cash and due from banks	1,146,529	1,078,060	1,344,000	1,173,682	1,291,634	2,594,789
Investments (8)	2,229,537	2,261,837	1,369,429	1,090,920	1,819,266	3,654,759
Loans, net of allowances	8,680,393	9,602,618	10,967,834	12,479,044	13,236,214	26,590,491
Loan loss allowances	(195,998)	(197,008)	(162,234)	(187,014)	(232,766)	(467,608)
Derivatives (9)	—	—	449,953	400,416	780,775	1,568,514
Other assets (3)	333,402	475,492	659,445	803,730	1,094,841	2,199,447
Total assets (6)	12,723,280	13,722,924	14,790,662	15,947,792	18,222,730	36,608,000
Deposits	6,439,090	7,670,933	8,860,279	10,091,122	10,821,355	21,739,232
Other interest-bearing liabilities	3,950,509	3,597,911	3,118,682	2,817,251	3,713,460	7,460,043
Derivatives (9)	—	—	420,975	382,403	778,217	1,563,375
Shareholders' equity	1,185,353	1,172,996	1,186,962	1,337,992	1,438,042	2,888,911

U.S. GAAP:
Total assets	12,310,365	13,447,843	14,737,134	15,776,131	17,883,856	35,727,229
Long-term borrowings	2,793,310	2,052,132	1,566,415	1,703,576	2,597,095	5,217,355
Shareholders' equity	2,107,428	2,097,439	2,082,730	2,169,921	2,196,797	4,413,191
Goodwill	866,526	866,526	866,526	866,526	866,526	1,740,781

	At and for the year ended December 31,
	2003	2004	2005	2006	2007

CONSOLIDATED RATIOS
Chilean GAAP:
Profitability and performance:
Net interest margin (10)	3.0%	4.5%	4.7%	4.7%	5.8%
Return on average total assets (11)	1.8%	1.7%	1.8%	1.9%	1.9%
Return on average shareholders’ equity (12)	22.1%	20.2%	24.1%	24.8%	23.4%
Capital:
Average shareholders’ equity as a percentage of average total assets	8.1%	8.2%	7.4%	7.8%	8.0%
Total liabilities as a multiple of shareholders’ equity	9.7	11.7	12.1	11.9	12.7
Credit Quality:
Substandard loans as a percentage of total loans (13)	3.6%	3.7%	2.6%	2.9%	3.3%
Allowance for loan losses as percentage of total loans	2.2%	2.0%	1.5%	1.5%	1.7%
Past due loans as a percentage of total loans (14)	2.2%	1.5%	1.1%	0.8%	0.9%
Operating Ratios:
Operating expenses/operating revenue (15)	43.6%	44.0%	41.5%	39.0%	36.5%
Operating expenses/average total assets	2.2%	2.2%	2.1%	2.1%	1.9%
Ratio of earnings to fixed charges (16):
Including interest on deposits	1.81	1.77	1.65	1.61	1.43
Excluding interest on deposits	2.34	2.26	2.46	2.56	2.22

U.S. GAAP(17):
Profitability and performance:
Net interest margin (18)	2.8%	4.3%	4.8%	4.8%	5.7%
Return on average total assets (19)	1.6%	1.8%	1.7%	1.6%	1.4%
Return on average shareholders’ equity (20)	9.9%	10.8%	11.9%	11.7%	10.4%
Ratio of earnings to fixed charges (16):
Including interest on deposits	1.83	1.87	1.71	1.60	1.38
Excluding interest on deposits	2.35	2.43	2.51	2.52	1.99

OTHER DATA
Inflation Rate(21)	1.1%	2.4%	3.7%	2.6%	7.8%
Revaluation (devaluation) rate (Ch$/US$) at period end (21)	(15.9%)	(6.6%)	(8.1%)	3.9%	(7.2%)
Number of employees at period end	7,535	7,380	7,482	8,184	9,174
Number of branches and offices at period end (22)	345	315	364	413	467

(1)	Except per share data, percentages and ratios, share numbers, employee numbers and branch numbers.

(2)
Amounts stated in U.S. dollars at and for the year ended December 31, 2007, have been translated from Chilean pesos at the interbank market  exchange rate of Ch$497.78 = US$1.00 as of December 31, 2007. See “Item 3: A. Selected Financial Data—Exchange Rates” for more information on the observed exchange rate.

(3)
In accordance with Circular No. 3345 issued by the Superintendency of Banks, which became effective on June 30, 2006, the accounting standards for valuing financial instruments acquired for trading or investment purposes, including derivative instruments on the balance sheets, were amended. The new accounting standards require that these instruments be carried at their market or fair value, and the historical differences in valuation of such instruments recognized with respect to any dates prior to 2006 be adjusted directly against the Bank’s equity. Banks were required to adopt the new accounting standards set forth in Circular No. 3345 in preparing their financial statements at and for the six-months ended June 30, 2006, and going forward. In order to implement these new accounting standards, we have created a new line item “derivatives” under both “assets” and “liabilities” in our consolidated balance sheet, and reclassified certain other items within other assets, other liabilities, financial instruments, interest income, interest expenses and other operating income, net, in our consolidated balance sheet and income statement at and for the year ended December 31, 2006. For comparison purposes, we have also retrospectively reclassified these items at December 31, 2005, but did not retrospectively apply the new accounting standards to these items. We did not reclassify any of these items at any date or for any period prior to 2005. See “Item 5: A. Accounting Standards for Financial Investments and Derivatives.”

(4)	1 ADS = 1,039 shares of common stock.

(5)	The dividends per share of common stock and per ADS are determined based on the previous year’s net income. The dividend per ADS is calculated on the basis of 1,039 shares per ADS.

(6)
Net interest income and total assets on a U.S. GAAP basis have been determined by applying the relevant U.S. GAAP adjustments to net interest income and total assets presented in accordance with Article 9 of Regulation S-X. See Note 28 to our Consolidated Financial Statements at and for the years ended December 31, 2003 and 2004, and Note 28 of our

Consolidated Financial Statements for the year ended December 31, 2005, 2006 and 2007, included in our Annual Report on Form 20-F.

(7)	Net income per share and per ADS in accordance with U.S. GAAP has been calculated on the basis of the weighted-average number of shares or ADSs, as applicable, outstanding during the period.

(8)	Includes principally Chilean government securities, corporate securities, other financial investments and investment collateral under agreements to repurchase (reverse repo).

(9)
For figures at December 31, 2006 and 2007, derivatives are valued at market price and classified as a separate line item on the balance sheet. Our derivatives holdings at December 31, 2005, have been reclassified from “other assets” and “other liabilities” to “derivatives”, but have not been marked to market as would be required under currently applicable accounting principles. At prior dates, derivatives are classified under “other assets” or “other liabilities”, and generally recorded at net notional amount. See “Item 5: A. Accounting Standards for Financial Investments and Derivatives” and Note 1 of our Consolidated Financial Statements.

(10)	Net interest revenue divided by average interest earning assets (as presented in “Item 5: F. Selected Statistical Information”).

(11)	Net income divided by average total assets (as presented in “Item 5: F. Selected Statistical Information”).

(12)	Net income divided by average shareholders’ equity (as presented in “Item 5: F. Selected Statistical Information”).

(13)
Substandard loans in the old rating system included all loans rated B- or worse. In the new loan risk classification system which took effect in 2004, substandard loans include all consumer and mortgage loans rated B- or worse and all commercial loans rated C2 or worse. See “Item 5: F. Selected Statistical Information—Analysis of Substandard Loans and Amounts Past Due.” Therefore, the historical figures in 2003 are not strictly comparable to figures in 2004, 2005, 2006 or 2007.

(14)
Past due loans are loans the principal or interest amount of which is overdue for 90 or more days, and do not include the installments of such loans that are not overdue or that are less than 90 days overdue, unless legal proceedings have been commenced for the entire outstanding balance according to the terms of the loan.

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

(18)
Net interest margin has been determined by applying the relevant U.S. GAAP adjustments to net interest income for the years ended December 31, 2003, 2004, 2005, 2006 and 2007, presented in accordance with Article 9 of Regulation S-X divided by average interest earning assets calculated on a Chilean GAAP basis. See Note 28(y) to our Consolidated Financial Statements at and for the years ended December 31, 2002, 2003 and 2004, and Note 28(v) of our Consolidated Financial Statements for the years ended December 31, 2005, 2006 and 2007.

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

(22)         Figures prior to 2005 do not include special payment centers.

Exchange Rates

Chile has two currency markets, the Mercado Cambiario Formal, or the Formal Exchange Market and the Mercado Cambiario Informal, or the Informal Exchange Market. According to Law 18,840, the organic law of the Central Bank, and the Central Bank Act (Ley Orgánica Constitucional del Banco Central de Chile), the Central Bank determines which purchases and sales of foreign currencies must be carried out in the Formal Exchange Market. Pursuant to Central Bank regulations which are currently in effect, all payments, remittances or transfers of foreign currency abroad which are required to be effected through the Formal Exchange Market may be effected with foreign currency procured outside the Formal Exchange Market. The Formal Exchange Market is comprised of the banks and other entities so authorized by the Central Bank. The conversion from pesos to U.S. dollars of all payments and distributions with respect to the ADSs described in this Annual Report must be transacted at the spot market rate in the Formal Exchange Market. Current regulations require that the Central Bank be informed of certain transactions and that they be effected through the Formal Exchange Market.

Purchases and sales of foreign currencies performed may be legally carried out in the Informal Exchange Market. The Informal Exchange Market reflects transactions carried out at informal exchange rates by entities not expressly authorized to operate in the Formal Exchange Market. There are no limits imposed on the extent to which the rate of exchange in the Informal Exchange Market can fluctuate above or below the observed exchange rate. On December 31, 2007, and March 31, 2008, the exchange rate in the Informal Exchange Market as published by Reuters at 1:30pm on these days was Ch$497.78 and Ch$436.15, or 0.4% and -0.67%, respectively, more expensive than the published observed exchange rate for such date of Ch$495.82 and Ch$439.09, respectively, per US$1.00.

The following table sets forth the annual low, high, average and period end observed exchange rate for U.S. dollars for each of the following periods, as reported by the Central Bank. We make no representation that the Chilean peso or the U.S. dollar amounts referred to herein actually represent, could have been or could be converted into U.S. dollars or Chilean pesos, as the case may be, at the rates indicated, at any particular rate or at all.

	Daily Observed Exchange Rate Ch$ Per US$(1)
Year	Low(2)	High(2)	Average(3)	Period End(4)
2003	593.10	758.21	691.54	599.42
2004	559.21	649.45	609.55	559.83
2005	509.70	592.75	559.86	514.21
2006	511.44	549.63	530.26	534.43
2007	493.14	548.67	522.69	495.82

Month
December 2007	495.49	506.79	499.28	495.82
January 2008	463.58	498.05	480.90	465.30
February 2008	458.02	476.44	467.22	458.02
March 2008	431.22	454.94	442.94	439.09
April 2008	433.98	459.16	446.43	459.16
May 2008	461.49	479.66	470.10	479.66
June 2008 (throughout June 25)	479.54	505.11	490.32	505.11

Source: Central Bank.

(1)	Nominal figures.

(2)	Exchange rates are the actual low and high, on a day-by-day basis for each period.

(3)	The average of monthly average rates during the year.

(4)	As reported by the Central Bank the first business day of the following period.

Dividends

Under the current General Banking Law, a Chilean bank may only pay a single dividend per year (i.e., interim dividends are not permitted). Santander-Chile’s annual dividend is proposed by its Board of Directors and is approved by the shareholders at the annual ordinary shareholders’ meeting held the year following that in which the dividend is generated. For example, the 2007 dividend must be proposed and approved during the first four months of 2008. Following shareholder approval, the proposed dividend is declared and paid. Historically, the dividend for a particular year has been declared and paid no later than one month following the shareholders’ meeting. Dividends are paid to shareholders of record on the fifth day preceding the date set for payment of the dividend. The applicable record dated for the payment of dividends to holders of ADSs will, to the extent practicable, be the same.

Under the General Banking Law a bank must distribute cash dividends in respect of any fiscal year in an amount equal to at least 30% of its net income for that year, as long as the dividend does not result in the infringement of minimal capital requirements. The balances of our distributable net income are generally retained for use in our business (including for the maintenance of any required legal reserves). Although our Board of Directors currently intends to pay regular annual dividends, the amount of dividend payments will depend upon, among other factors, our then current level of earnings, capital and legal reserve requirements, as well as market conditions, and there can be no assurance as to the amount or timing of future dividends.

Dividends payable to holders of ADSs are net of foreign currency conversion expenses of the Bank of New York as depositary (the “Depositary”) and will be subject to the Chilean withholding tax currently at the rate of 35% (subject to credits in certain cases as described in “Item 10: E. Taxation—Material Tax Consequences of Owning Shares of Our Common Stock or ADSs).

Under the Foreign Investment Contract (as defined herein), the Depositary, on behalf of ADS holders, is granted access to the Formal Exchange Market to convert cash dividends from Chilean pesos to U.S. dollars and to pay such U.S. dollars to ADS holders outside Chile, net of taxes, and no separate registration by ADS holders is required. In the past, Chilean law required that holders of shares of Chilean companies who were not residents of Chile to register as foreign investors under one of the foreign investment regimes contemplated by Chilean law in order to have dividends, sale proceeds or other amounts with respect to their shares remitted outside Chile through the Formal Exchange Market. On April 19, 2001, the Central Bank deregulated the Exchange Market eliminating the need to obtain approval from the Central Bank in order to remit dividends, but at the same time this eliminated the possibility of accessing the Formal Exchange Market. These changes do not affect the current Foreign Investment Contract, which was signed prior to April 19, 2001, which grants access to the Formal Exchange Market with prior approval of the Central Bank. See “Item 10: D. Exchange Controls.”

The following table presents dividends declared and paid by us in nominal terms in the following years:

Year	Dividend Ch$ mn (1)	Per share Ch$/share (2)	Per ADR Ch$/ADR (3)	% over earnings (4)
2004	206,975	1.10	1,141.16	100
2005	198,795	1.05	1,096.06	100
2006	155,811	0.83	859.06	65
2007	185,628	0.99	1,023.46	65
2008	200,620	1.06	1,106.12	65

(1)	Million of nominal pesos.

(2)	Calculated on the basis of 188,446 million shares.

(3)	Calculated on the basis of 1,039 shares per ADS.

(4)	Calculated by dividing dividend paid in the year by net income for the previous year.

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

We also face competition from non-bank and non-finance competitors (principally department stores and the larger supermarket chains) with respect to some of our credit products, such as credit cards, consumer loans and insurance brokerage. In addition, we face competition from non-bank finance competitors, such as leasing, factoring and automobile finance companies, with respect to credit products, and from mutual funds, pension funds and insurance companies, with respect to savings products. For the time being, banks continue to be the main suppliers in Chile for leasing, factoring and mutual funds, and the insurance sales business has seen rapid growth.

The increase in competition within the Chilean banking industry in recent years has led to, among other things, consolidation in the industry. We expect the trends of increased competition and consolidation to continue and result in the formation of new large financial groups. Consolidation, which can result in the creation of larger and stronger competitors, may adversely affect our financial condition and results of operations by decreasing the net interest margins we are able to generate. In addition, Law No. 19,769 allows insurance companies to participate and compete with banks in the residential mortgage and credit card businesses.

Our allowances for impairment losses may not be adequate to cover our future actual losses to our loan portfolio.

At December 31, 2007, our allowance for impairment losses on loans was Ch$232,766 million, and the ratio of our allowance for impairment losses to total loans was 1.73%. The amount of allowances is based on our current assessment of and expectations concerning various factors affecting the quality of our loan portfolio. These factors include, among other things, our borrowers’ financial conditions, repayment abilities and repayment intentions, the realizable value of any collateral, the prospects for support from any guarantor, Chile’s economy, government macroeconomic policies, interest rates and legal and regulatory environment. Many of these factors are beyond our control. If our assessment of and expectations concerning the above mentioned factors differ from actual developments, or if the quality of our loan portfolio deteriorates or the future actual losses exceed our estimates, our allowance for impairment losses may not be adequate to cover actual losses and we may need to make additional provisions for impairment losses, which may materially and adversely affect our results of operations and financial condition.

Our exposure to individuals and small businesses could lead to higher levels of past due loans, allowances for loan losses and charge-offs.

A substantial number of our customers consist of individuals (approximately 42.7% of the value of the total loan portfolio at December 31, 2007) and, to a lesser extent, small and medium sized companies (those with annual sales of less than US$2.2 million) which comprised approximately 15.8% of the value of the total loan portfolio at December 31, 2007. As part of our business strategy, we seek to increase lending and other services to small companies and individuals. Small companies and individuals are, however, more likely to be adversely affected by downturns in the Chilean economy than large corporations and high income individuals. In addition, at December 31, 2007, our residential mortgage loans, both, financed by mortgage bonds and otherwise totaled Ch$3,328,786 million, representing 24.7% of our total loans (27.1% of total loans excluding contingent loans. See “Item 5: F. Selected Statistical Information—Loan Portfolio” and “Item 5: F. Selected Statistical Information—Loans by Economic Activity” for a description and presentation of residential mortgages in the balance sheet). If the economic conditions and real estate market in Chile experience a significant downturn, our asset quality, results of operations and financial condition may be materially and adversely affected. Economic activities in Chile may slow down in

2008 given the volatility of international markets and the possible slow down of the world economic growth as a result of the credit crisis that is affecting the U.S. economy. At the same time, higher energy costs and a restrictive interest rate environment due to higher inflation could also negatively affect the economy. As a result of these factors, in the future we may experience higher levels of past due loans, which could result in higher provisions for loan losses. There can be no assurance that the levels of past due loans and subsequent write offs will not be materially higher in the future.

If we are unable to maintain the quality of our loan portfolio, our financial condition and results of operations may be materially and adversely affected.

At December 31, 2007, our past due loans were Ch$116,654 million, and the ratio of our past due loans to total loans was 0.87%. For additional information on our asset quality, see “Item 5: F. Selected Statistical Information—Analysis of Substandard Loans and Amounts Past Due.” We seek to continue to improve our credit risk management policies and procedures. However, we cannot assure you that our credit risk management policies, procedures and systems are free from any deficiency. Failure of credit risk management policies may result in an increase in level of non performing loans and adversely affect the quality of our loan portfolio. In addition, the quality of our loan portfolio may also deteriorate due to various other reasons, including factors beyond our control. If such deterioration were to occur, it would materially and adversely affect our financial conditions and results of operations.

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

Additionally, there are certain provisions under Chilean law that may affect our ability to foreclose or liquidate residential mortgages granted to us by our customers if the affected real estate has been declared as “family property” by a court. Also, foreclosure will be extremely limited if any party using the real estate has filed with a court a petition requesting that such real estate be declared as family property.

The growth of our loan portfolio may expose us to increased loan losses.

From December 31, 2002, to December 31, 2007, our aggregate loan portfolio (on an unconsolidated combined basis) grew by 45.6% in real terms to Ch$13,468,981 million (US$27.2 billion), while our consumer loan portfolio grew by 143.7% in nominal terms to Ch$2,003,125 million (US$4,040 million), excluding lines of credit and calculated in accordance with the loan classification system of the Superintendency of Banks. Because the method of classification of loans used by the Superintendency of Banks for its public information differs in minor respects from that used by us for internal accounting purposes, the foregoing figures may differ from the figures included in our financial statements. The further expansion of our loan portfolio (particularly in the consumer, small and mid sized companies and real estate segments) can be expected to expose us to a higher level of loan losses and require us to establish higher levels of provisions for loan losses.

Our loan portfolio may not continue to grow at the same rate.

There can be no assurance that in the future our loan portfolio will continue to grow at the same or similar rates as the historical growth rate. A reversal of the rate of growth of the Chilean economy, a slowdown in the growth of customer demand, an increased in market competition or changes in governmental regulations, could adversely affect the rate of growth of our loan portfolio and our risk index and, accordingly, increase our required allowances for loan losses.

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

Inflation in Chile gained momentum in 2007. In 2007, inflation reached 7.8% compared to 2.6% in 2006. High levels of inflation in Chile could adversely affect the Chilean economy and have an adverse effect on our business, financial condition and results of operations.

Our assets and liabilities are denominated in Chilean pesos, UF and foreign currencies. The UF is revalued in monthly cycles. On each day in the period beginning the tenth day of the current month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect a proportional amount of the change in the Chilean Consumer Price Index during the prior calendar month. For more information regarding the UF see “Item 5: F. Selected Statistical Information—Average Balance Sheets, Income Earned from Interest-Earning Assets And Interest Paid on Interest Bearing Liabilities.” Although we currently benefit inflation in Chile, due to the current structure of our assets and liabilities (i.e., a significant portion of our loans are indexed to the inflation rate, but there are no corresponding features in deposits, or other funding sources that would increase the size of our funding base), there can be no assurance that our business, financial condition and result of operations in the future will not be adversely affected by changing levels of inflation, including from extended periods of inflation that adversely affect economic growth or periods of deflation.

Our results of operations are affected by interest rate volatility.

Our results of operations depend to a great extent on our net interest revenue. In 2007, net interest revenue represented 87.9% of our operating revenue. Changes in market interest rates could affect the interest rates earned on our interest earning assets differently from the interest rates paid on our interest bearing liabilities leading to a reduction in our net interest revenue or result in a decrease in customer’s demand for our loan or deposit products. Interest rates are highly sensitive to many factors beyond our control, including the reserve policies of the Central Bank, deregulation of the financial sector in Chile, domestic and international economic and political conditions and other factors. Any changes in interest rates could adversely affect our business, our future financial performance and the price of our securities. The following table shows the yields on the Chilean government’s 90-day notes as reported by the Central Bank of Chile at year end for the last five years.

Year	Period-end 90 day note (%)
2003	2.58
2004	2.32
2005	4.75
2006	5.10
2007	6.15

Source: Central Bank.

Since our principal sources of funds are short-term deposits, a sudden shortage of funds could cause an increase in costs of funding and an adverse effect on our revenues. The restrictions on the exposure of Chilean pension funds may affect our access to funding.

Customer deposits are our primary source of funding. At December 31, 2007, 79.5% of our customer deposits had remaining maturities of one year or less, or were payable on demand. A significant portion of our assets have longer maturities, resulting in a mismatch between the maturities of liabilities and the maturities of assets. If a substantial number of our depositors withdraw their demand deposits or do not roll over their time deposits upon maturity, our liquidity position, results of operations and financial condition may be materially and adversely affected. We cannot assure you that in the event of a sudden or unexpected shortage of funds in the banking system, any money markets in which we operate will be able to maintain levels of funding without incurring high funding costs or the liquidation of certain assets. If this were to happen, our results of operations and financial condition may be materially and adversely affected.

Chilean regulations impose restrictions on the share of assets that a Chilean pension fund management company (Administrador de Fondos de Pension, an “AFP”) may allocate to a single issuer, which is currently 7% per fund managed by an AFP (including any securities issued by the issuer and any bank deposits with the issuer). If the exposure of an AFP to a single issuer exceeds the 7% limit, the AFP is required to reduce its exposure below the limit within three years. At December 31, 2007, the aggregate exposure of AFPs to us was approximately US$7.7 billion or 6.5% of their total assets, and the largest exposure of a single AFP to us was 7.2% of its total assets. If the exposure of any AFP to us exceeds the regulatory limit, we would need to seek alternative sources of funding, which could be more expensive and, as a consequence, may have a material adverse effect on our financial condition and results of operations.

Pension funds must also comply with other investment limits. Recently approved legislation in Chile (Reformas al Mercado de Capitales II (also known as MK2) relaxed the limits on making investments abroad in order to permit pension funds to further diversify their investment portfolios. In 2007, the limit on making investments abroad was increased from 30% to 45%. In 2009 this limit will increase to 60% and in 2011 it will reach 80%. As a result, pension funds may change the composition of their portfolios, including reducing their deposits with local banks. At December 31, 2007, 32.7% of the Bank’s time deposits were from AFPs. Although the legislation referred to above is intended to promote a gradual relaxation of the investment limits, and we may be able to substitute the reduced institutional funds with retail deposits, there can be no assurance that this occurrence will not have a material adverse impact on our business, financial condition and results of operations.

We may be unable to meet requirements relating to capital adequacy.

We are required by the General Banking Law to maintain regulatory capital of at least 8% of our risk-weighted assets, net of required loan loss allowance and deductions, and paid in capital and reserves (“basic capital”) of at least 3% of our total assets, net of required loan loss allowances. As a result of the merger between Old Santander-Chile and Santiago, we were required to maintain a minimum regulatory capital to risk weighted assets ratio of 12%, which was reduced to 11% as of January 1, 2005. At December 31, 2007, the ratio of our basic capital to total assets, net of loan loss allowance, was 6.0%, and the ratio of our regulatory capital to risk weighted assets, net of loan loss allowance and deductions, was 12.2%. Certain developments could affect our ability to continue to satisfy the current capital adequacy requirements applicable to us, including:

·	the increase of risk-weighted assets as a result of the expansion of our business;

·	the failure to increase our capital correspondingly;

·	losses resulting from a deterioration in our asset quality;

·	declines in the value of our investment instrument portfolio;

·	changes in accounting rules;

·
and changes in the guidelines regarding the calculation of the capital adequacy ratios of banks in Chile. In 2010, the Chilean banks will most likely adopt the guidelines set forth under Basel II with adjustments incorporated by the Superintendency of Banks. This should result in a different level of minimum capital required to be maintained by the Bank. No assurance can be given that this will not have a material impact on the Bank’s capitalization ration.

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

If we require additional capital in the future, we cannot assure you that we will be able to obtain such capital on favorable terms, in a timely manner or at all. Furthermore, the Superintendency of Banks may increase the minimum capital adequacy requirements applicable to us. Accordingly, although we currently meet the applicable capital adequacy requirements, we may face difficulties in meeting these requirements in the future. If we fail to meet the capital adequacy requirements, we may be required to take corrective actions. These measures could materially and adversely affect our business reputation, financial condition and results of operations. In addition, if we are unable to raise sufficient capital in a timely manner, the growth of our loan portfolio and other risk weighted assets may be restricted, and we may face significant challenges in implementing our business strategy. As a result, our prospects, results of operations and financial condition could be materially and adversely affected.

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

Pursuant to the Ley General de Bancos, Decreto con Fuerza de Ley No. 3 de 1997, or the General Banking Law, all Chilean banks may, subject to the approval of the Superintendency of Banks, engage in certain businesses other than commercial banking depending on the risk associated with such business and the financial strength of the bank. Such additional businesses include securities brokerage, mutual fund management, securitization, insurance brokerage, leasing, factoring, financial advisory, custody and transportation of securities, loan collection and financial services. The General Banking Law also applies to the Chilean banking system a modified version of the capital adequacy guidelines issued by the Basel Committee on Banking Regulation and Supervisory Practices and limits the discretion of the Superintendency of Banks to deny new banking licenses. There can be no assurance that regulators will not in the future impose more restrictive limitations on the activities of banks, including us, than those currently in effect. Any such change could have a material adverse effect on our financial condition or results of operations.

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

We must maintain higher regulatory capital to risk-weighted assets than other banks in Chile. The merger of Old Santander-Chile and Santiago required a special regulatory preapproval of the Superintendency of Banks, which was granted on May 16, 2002. The resolution granting this preapproval imposed a mandatory minimum regulatory capital to risk weighted assets ratio of 12% for the merged bank compared to the 8% minimum for other banks in Chile. Effective January 1, 2005, the Superintendency of Banks lowered our minimum regulatory capital to risk weighted assets ratio to 11%. Although we have not failed in the past to comply with our capital maintenance obligations, there can be no assurance that we will be able to do so in the future.

Beginning January 1, 2009, Chilean banks will adopt accounting standards more congruent with International Accounting Standards and we will be restating 2008 figures under these new accounting principles. Although the exact impact of this change is still under discussion, there can be no assurance that this will not have a material impact on our financial condition or results of operation.

We are subject to regulatory inspections and examinations.

We are also subject to various inspections, examinations, inquiries, audits and other regulatory requirements by Chilean regulatory authorities. We cannot assure you that we will be able to meet all the applicable regulatory requirements and guidelines, or that we will not be subject to sanctions, fines and other penalties in the future as a result of non compliance. If sanctions, fines and other penalties are imposed on us for failure to comply with applicable requirements, guidelines or regulations, our business, financial condition, results of operations and our reputation and ability to engage in business may be materially and adversely affected.

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

Economic and political problems encountered by other countries may adversely affect the Chilean economy, our results of operations and the market value of our securities.

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

We are directly exposed to risks related to the weakness and volatility of the economic and political situation in other parts of the world, mainly, the United States, Europe, China, Brazil and Argentina. A significant economic deterioration in one of these countries or regions could result in lower economic growth in Chile, lower loan growth, an increase our loan allowances, and therefore, this could affect our financial results, our results of operations and the price of our securities. The recent cuts in gas exports from Argentina to Chile could also adversely affect economic growth in Chile as the prices of alternate sources of energy have risen strongly in recent periods and this may increase inflation rates in Chile. Chile is also involved in an international litigation with Peru regarding maritime borders.

At December 31, 2007, approximately 3.1% of our loans were held abroad and 0.37% of our loans were comprised of loans to companies in Latin American countries. We cannot assure you that crisis and political uncertainty in other Latin American countries will not have an adverse effect on Chile, the price of our securities or our business.

Currency fluctuations could adversely affect our financial condition and results of operations and the value of our securities.

Any future changes in the value of the Chilean peso against the U.S. dollar could affect the dollar value of our securities. The peso has been subject to large devaluations and appreciations in the past and could be subject to significant fluctuations in the future. Our results of operations may be affected by fluctuations in the exchange rates between the peso and the dollar despite our policy and Chilean regulations relating to the general avoidance of material exchange rate exposure. In order to avoid material exchange rate exposure, we enter into forward exchange transactions. The following table shows the value of the Chilean peso relative to the U.S. dollar as reported by the Central Bank at year end for the last four years.

Year	Exchange rate (Ch$) Year-end	Devaluation (Revaluation) (%)
2003	599.42	(15.9%)
2004	559.83	(6.6%)
2005	514.21	(8.1%)
2006	534.43	3.9%
2007	495.82	(7.2%)
2008 (as per June 11)	485.61	(2.1%)

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

Changes in banking regulations may materially and adversely affect the bank’s business, financial condition and results of operations. Chilean laws, regulations, policies and interpretations of laws relating to the banking sector and financial institutions are continually evolving and changing. In 2007 regulations governing the Chilean capital markets were approved (Reformas al Mercado de Capitales II; also known as MK2). These modifications, among other things, modified certain provisions set forth in the General Banking Law. Under new legislation, the limit in terms of regulatory capital that banks are allowed to grant unsecured loans to one individual or entity was increased to 10% of regulatory capital and 30% of the regulatory capital of the bank if the amount that exceeds said 10% corresponds to loans secured by collateral with an aggregate value equal to or higher than such excess. Previously, these limits were set at 5% and 25%, respectively. Although any such increase may increase our lending activity, it may also increase the risks associated with the growth of our loan portfolio and increase competition as the number of banks that can compete in the corporate segment increases as they are less constrained by this requirement. See “Item 3: Risk Factors—Risks Associated with Our Business—The growth of our loan portfolio may expose us to increased loan losses.”

In addition, changes in the investment limits abroad on behalf of Chilean pension funds and the modification to minimum capital requirements to be introduced in line with Basel II requirements may materially and adversely affect the bank’s business, financial condition and results of operations. See “Item 3: Risk Factors—Risks Associated with Our Business—Since our principal sources of funds are short-term deposits, a sudden shortage of funds could cause an increase in costs of funding and an adverse effect on our revenues. The restrictions on the exposure of Chilean pension funds may affect our access to funding” and “—We may be unable to meet requirements relating to capital adequacy.”

A worsening of labor relations in the Chile could impact our business.

Labor relations in industries such as the copper and salmon industry have worsened leading to prolonged work stoppage, which has affected their respective output. As of December 31, 2007, on a consolidated basis we had 9,174 employees of which 41.1% were unionized. In March 2007, a new collective bargaining agreement became effective that will expire on March 1, 2011, but this may be negotiated ahead of schedule if management and union agree to. We generally apply the terms of our collective bargaining agreement to unionized and non-unionized employees. We have traditionally enjoyed good relations with our employees and their unions, but we cannot assure you that in the future a strengthening of cross-industry labor movements will not materially and adversely affect our business, financial condition or results of operations.

Any downgrading of Chile debt credit rating for domestic and international debt by international credit rating agencies may adversely affect our business, our future financial performance, stockholder’s equity and the price of our shares and ADSs.

Our ratings are equivalent to the Chilean sovereign ratings. In 2007, Moody’s and Standard and Poor’s improved their rating for the Republic of Chile and also for us. Any adverse revisions to Chile’s credit ratings for domestic and international debt by international rating agencies may adversely affect our ratings, and our business, future financial performance, stockholder’s equity and the price of our equity shares and ADSs.

Chile has different corporate disclosure and accounting standards than those you may be familiar with in the United States.

We prepare our financial statements in accordance with Chilean GAAP, which requires management to make estimates and assumptions with respect to certain matters that are inherently uncertain. The consolidated financial statements include various estimates and assumptions, including but not limited to the adequacy of the allowance for loan losses, estimates of the fair value of certain financial instruments, the selection of useful lives of certain assets and the valuation and recoverability of goodwill and deferred taxes. We evaluate these estimates and judgments on an ongoing (mark-to-market) basis. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances. Actual results in future periods could differ from those produced by such estimates and assumptions, and if these differences were significant enough, our reported results of operations would be affected materially.

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

Our status as a controlled company and a foreign private issuer exempts us from certain of the corporate governance standards of the New York Stock Exchange (“NYSE”), limiting the protections afforded to investors.

We are a “controlled company” and a “foreign private issuer” within the meaning of the NYSE corporate governance standards. Under the NYSE rules, a controlled company is exempt from certain NYSE corporate governance requirements. In addition, a foreign private issuer may elect to comply with the practice of its home country and not to comply with certain NYSE corporate governance requirements, including the requirements that (1) a majority of the Board of Directors consist of independent directors, (2) a nominating and corporate governance committee be established that is composed entirely of independent directors and has a written charter addressing the committee's purpose and responsibilities, (3) a compensation committee be established that is composed entirely of independent directors and has a written charter addressing the committee's purpose and responsibilities and (4) an annual performance evaluation of the nominating and corporate governance and compensation committees be undertaken. We currently use these exemptions and intend to continue using these exemptions. Accordingly, you will not have the same protections afforded to shareholders of companies that are subject to all NYSE corporate governance requirements.

Chile imposes controls on foreign investment and repatriation of investments that may affect your investment in, and earnings from, our ADSs.

Equity investments in Chile by persons who are not Chilean residents have generally been subject to various exchange control regulations which restrict the repatriation of the investments and earnings therefrom. In April 2001, the Central Bank eliminated the regulations that affected foreign investors except that investors are still required to provide the Central Bank with information related to equity investments and conduct such operations within Chile’s Formal Exchange Market. The ADSs are subject to a contract, dated May 17, 1994, among the Depositary, us and the Central Bank (the “Foreign Investment Contract”) that remains in full force and effect. The ADSs continue to be governed by the provisions of the Foreign Investment Contract subject to the regulations in existence prior to April 2001. The Foreign Investment Contract grants the Depositary and the holders of the ADSs access to the Formal Exchange Market, which permits the Depositary to remit dividends it receives from us to the holders of the ADSs. The Foreign Investment Contract also permits ADS holders to repatriate the proceeds from the sale of shares of our common stock withdrawn from the ADR facility, or that have been received free of payment as a consequence of spin offs, mergers, capital increases, wind ups, share dividends or preemptive rights transfers, enabling them to acquire the foreign currency necessary to repatriate earnings from such investments. Pursuant to Chilean law, the Foreign Investment Contract cannot be amended unilaterally by the Central Bank, and there are judicial precedents (although not binding with respect to future judicial decisions) indicating that contracts of this type may not be abrogated by future legislative changes or resolutions of the Advisory Council of the Central Bank. Holders of shares of our common stock, except for shares of our common stock withdrawn from the ADS facility or received in the manner described above, are not entitled to the benefits of the Foreign Investment Contract, may not have access to the Formal Exchange Market, and may have restrictions on their ability to repatriate investments in shares of our common stock and earnings therefrom.

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

Facts, forecasts and statistics in this document relating to Chile, Chile’s economy and Chilean global banking industries, including market share information, are derived from various official and other publicly available sources generally believed to be reliable. However, we cannot guarantee the quality and reliability of such official and other sources of materials. In addition, these facts, forecasts and statistics have not been independently verified by us and, therefore, we make no representation as to the accuracy of such facts, forecasts and statistics, which may not be consistent with other information compiled within or outside of Chile and may not be complete or up to date. We have taken reasonable care in reproducing or extracting the information from such sources. However, because of possible flawed or ineffective methodologies underlying the published information or discrepancies between the published information and market practice and other problems, these facts, forecasts or statistics may be inaccurate and may not be comparable from period to period or to facts, forecasts or statistics produced for other economies, and you should not unduly rely upon them.

Risks Relating to our ADSs

There may be a lack of liquidity and market for our shares and ADSs.

The ADSs are listed and traded on the NYSE. The common stock is listed and traded on the Santiago Stock Exchange, the Chile Electronic Stock Exchange and the Valparaiso Stock Exchange, which we refer to collectively as the Chilean Stock Exchanges, although the trading market for the common stock is small by international standards. At December 31, 2007, we had 188,446,126,794 shares of common stock outstanding. The Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. According to Article 14 of the Ley de Mercado de Valores, Ley No. 18,045, or the Chilean Securities Market Law, the Superintendencia de Valores y Seguros, or the Superintendency of Securities and Insurance, may suspend the offer, quotation or trading of shares of any company listed on one or more Chilean Stock Exchanges for up to 30 days if, in its opinion, such suspension is necessary to protect investors or is justified for reasons of public interest. Such suspension may be extended for up to 120 days. If, at the expiration of the extension, the circumstances giving rise to the original suspension have not changed, the Superintendency of Securities and Insurance will then cancel the relevant listing in the registry of securities. In addition, the Santiago Stock Exchange may inquire as to any movement in the price of any securities in excess of 10% and suspend trading in such securities for a day if it deems necessary.

Although the common stock is traded on the Chilean Stock Exchanges, there can be no assurance that a liquid trading market for the common stock will continue. Approximately 23.09% of our outstanding common stock is held by the public (i.e., shareholders other than Banco Santander Spain and its affiliates), including our shares that are represented by ADSs trading on the NYSE. A limited trading market in general and our concentrated ownership in particular may impair the ability of an ADS holder to sell in the Chilean market shares of common stock obtained upon withdrawal of such shares from the ADR facility in the amount and at the price and time such holder desires, and could increase the volatility of the price of the ADSs.

You may be unable to exercise preemptive rights.

The Ley Sobre Sociedades Anónimas, Ley No. 18,046 and the Reglamento de Sociedades Anónimas, which we refer to collectively as the Chilean Companies Law, and applicable regulations require that whenever we issue new common stock for cash, we grant preemptive rights to all of our shareholders (including holders of ADSs), giving them the right to purchase a sufficient number of shares to maintain their existing ownership percentage. Such an offering would not be possible unless a registration statement under the U.S. Securities Act of 1933 (“Securities Act”), as amended, were effective with respect to such rights and common stock or an exemption from the registration requirements thereunder were available.

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

Our corporate affairs are governed by our estatutos, or by-laws, and the laws of Chile. Under such laws, our shareholders may have fewer or less well defined rights than they might have as shareholders of a corporation incorporated in a U.S. jurisdiction. For example, under legislation applicable to Chilean banks, our shareholders would not be entitled to appraisal rights in the event of a merger or other business combination undertaken by us.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Overview

We are the largest bank in Chile in terms of total assets, total deposits, loans and shareholders’ equity. At December 31, 2007, we had total assets of Ch$18,222,730 million (US$36,608 million), loans net of allowances outstanding of Ch$13,236,214 million (US$26,590 million), deposits of Ch$10,821,355 million (US$21,739 million) and shareholders’ equity of Ch$1,438,042 million (US$2,889 million). As of December 31, 2007, we employed 9,174 people (on a consolidated basis) and had the largest private branch network in Chile with 467 branches (includes payment centers Santander SuperCaja and auxiliary tellers). Our headquarters are located in Santiago and we operate in every major region of Chile.

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

The legal predecessor of Santander-Chile was Banco Santiago (“Santiago”). Santiago was incorporated by public deed dated September 7, 1977 granted at the Notary Office of Alfredo Astaburuaga Gálvez. Santiago received its permission to incorporate and function as a bank by Resolution No. 118 of the Superintendency of Banks on October 27, 1977. Santiago’s by-laws were approved by Resolution No. 103 of the Superintendency of Banks on September 22, 1977. In January 1997, Santiago merged with Banco O’Higgins with Santiago being the surviving entity. In 1999, Santiago became a controlled subsidiary of Banco Santander Spain. As of June 30, 2002, Santiago was the second largest private sector bank in Chile in terms of total assets, deposits, loans and shareholders’ equity.

Old Santander-Chile was established as a subsidiary of Banco Santander Spain in 1978. In 1982, Old Santander-Chile acquired a significant portion of the assets and liabilities of Banco Español-Chile, a domestic bank that had become insolvent. In July 1996, Old Santander-Chile was merged into Banco Osorno y la Unión becoming “Banco Santander-Chile”, the third largest private bank in terms of outstanding loans at that date.

On August 1, 2002, Santiago and Old Santander Chile merged, whereby the latter ceased to exist and Santander-Chile (formerly known as Santiago) being the surviving entity.

Our principal executive offices are located at Bandera 140, Santiago, Chile. Our telephone number is +562-320-2000 and our website is www.santandersantiago.cl. None of the information contained on our website is incorporated by reference into, or forms part of, this Annual Report. Our agent for service of process in the United States is Puglisi & Associates.

Relationship with Banco Santander Spain

We believe that our relationship with our controlling shareholder, Banco Santander Spain, offers us a significant competitive advantage over our peer Chilean banks. Banco Santander Spain is one of the largest financial groups in Latin America, in terms of total assets measured on a region-wide basis. It is the largest financial group in Spain and is a major player elsewhere in Europe, including the United Kingdom through its Abbey subsidiary and Portugal, where it is the third-largest banking group. Through Santander Consumer it also operates a leading consumer finance franchise in the United States as well as in Germany, Italy, Spain, and several other European countries.

Our relationship with Banco Santander Spain provides us with access to the group’s client base, while its multinational focus allows us to offer international solutions to our clients’ financial needs. We also have the benefit of selectively borrowing from Banco Santander Spain’s product offerings in other countries as well as benefiting from their know-how in systems management. We believe that our relationship with Banco Santander Spain will also enhance our ability to manage credit and market risks by adopting policies and know-how developed by Banco Santander Spain. Our internal auditing function has been strengthened and is more independent from management as a result of the addition of an internal auditing department that concurrently reports directly to our Audit Committee and the audit committee of Banco Santander Spain. We believe that this structure leads to improved monitoring and control of our exposure to operational risks.

Banco Santander Spain’s support includes the assignment of managerial personnel to key supervisory areas of Santander-Chile, like Risks, Auditing, Accounting and Financial Control. Santander-Chile does not pay any management fees to Banco Santander Spain in connection with these support services.

B. Organizational Structure

Banco Santander Spain controls Santander-Chile through its holdings in Teatinos Siglo XXI Inversiones Ltda. and Santander-Chile Holding, which are controlled subsidiaries. This gives Banco Santander Spain control over 76.91% of the shares of the Bank and actual participation when excluding minority shareholders that participate in Santander Chile Holding is 76.74%.

Shareholder	Number of Shares	Percentage
Teatinos Siglo XXI Inversiones Ltda.	78,108,391,607	41.45%
Santander Chile Holding	66,822,519,695	35.46%

Management Team

The chart below sets forth the names and areas of responsibility of our senior commercial managers.

The chart below sets forth the names and areas of responsibilities of our operating managers.

C. Business Overview

We have 467 total branches, 256 of which operated under the Santander brand name, 109 under the Santander Banefe brand name, 42 that operate under the brand name SuperCaja, 18 that operate under the BancaPrime brand name and 42 auxiliary and payment centers. We provide a full range of financial services to corporate and individual customers. We divide our clients into the following segments: (i) Retail, (ii) Institutional, (iii) Middle-market, and (iv) Global Banking and Market.

The Retail segment is comprised of the following sub-segments:

 Lower-middle to middle-income (Santander Banefe), consisting of individuals with monthly income between Ch$120,000 (US$241) and Ch$400,000 (US$ 805), which are served through our Santander Banefe branch network. This segment accounts for 4.7% of our loans at December 31, 2007. This segment offers customers a range of products, including consumer loans, credit cards, auto loans, residential mortgage loans, debit card accounts, savings products, mutual funds and insurance brokerage.

Middle- and upper-income, consisting of individuals with a monthly income greater than Ch$400,000 (US$805). Clients in this segment account for 38.0% of our loans at December 31, 2007, and are offered a range of products, including consumer loans, credit cards, auto loans, commercial loans, foreign trade financing, residential mortgage loans, checking accounts, savings products, mutual funds and insurance brokerage.

 Small businesses, consisting of small companies with annual sales less than Ch$1,200 million (US$2.4 million). At December 31, 2007, small companies represented approximately 15.8% of our total loans outstanding. Customers in this segment are offered a range of products, including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, savings products, mutual funds and insurance brokerage.

The Institutional segment is comprised of:

Institutional organizations, such as universities, government agencies, municipalities and regional governments. At December 31, 2007, these clients represented 1.7% of our total loans outstanding and offer customers a range of products, including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, cash management, savings products, mutual funds and insurance brokerage.

The Middle-market segment is comprised of mid-sized companies, companies in the real estate sector and large companies as follows:

Mid-sized companies, consisting of companies with annual sales over Ch$1,200 million (US$2.4 million) and up to Ch$3,500 million (US$7.0 million). Customers in this segment are offered a wide range of products, including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, cash management, treasury services, financial advisory, savings products, mutual funds and insurance brokerage. At December 31, 2007, these clients represented 8.3% of our total loans outstanding.

Real estate, including all companies in the real estate sector. At December 31, 2007, these clients represented 4.8% of our total loans outstanding. To clients in the real estate sector we offer apart from traditional banking services, specialized services for financing primarily residential projects in order to increase the sale of residential mortgage loans.

Large companies, consisting of companies with annual sales over Ch$3,500 million (US$7.0 million). Customers in this segment are offered a wide range of products, including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, cash management, treasury services, financial advisory, savings products, mutual funds and insurance brokerage. At December 31, 2007, these clients represented 8.5% of our total loans outstanding.

The Global Banking and Markets segment is comprised of:

Wholesale banking, consisting of companies that are foreign multinationals or part of a large Chilean economic group with sales over Ch$3,500 million (US$7.0 million). At December 31, 2007, these clients represented 16.6% of our total loans outstanding. Customers in this segment are offered a wide range of products, including commercial loans, leasing, factoring, foreign trade, mortgage loans, checking accounts, cash management, treasury services, financial advisory, savings products, mutual funds and insurance brokerage.

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

The table below sets forth our lines of business and certain statistical information relating to each of them for the year ended December 31, 2007. Please see Note 28(y) to our Audited Consolidated Financial Statements for details of revenue by business segment in the last three years.

At and for the year ended December 31, 2007
(in millions of constant Ch$ as of December 31, 2007)

Segment	Loans	Net interest revenue	Fees	Net loan loss allowances (1)	Financial transactions, net (2)	Net segment contribution (3)
Individuals	5,744,801	452,136	123,877	(148,771)	-	427,242
Santander Banefe	633,299	152,625	27,631	(71,692)	-	108,564
Middle-upper income	5,111,502	299,511	96,246	(77,079)	-	318,678
SMEs	2,133,312	160,909	37,596	(31,510)	-	166,995
Institutional	228,716	12,048	2,041	(29)	-	14,060
Total Retail	8,106,829	625,093	163,514	(180,310)	-	608,297
Middle-market	2,914,782	89,095	14,856	(612)	-	103,339
Mid-sized companies	1,116,642	37,438	7,962	(1,325)	-	44,075
Real estate	649,250	15,145	1,491	(300)	-	16,336
Large companies	1,148,890	36,512	5,403	1,013	-	42,928
Global Banking and Markets	2,269,392	87,189	13,635	215	12,639	113,678
Wholesale	2,242,510	44,268	8,297	400		52,965
Treasury	26,882	42,921	5,338	(185)	12,639	60,713
Others (4)	177,977	24,239	920	(1,704)	(46,952)	(23,497)
Total	13,468,980	825,616	192,925	(182,411)	(34,313)	801,817
Other operating income	(45,413)
Other income and expenses	6,423
Operating expenses	(342,684)
Price level restatement	(56,325)
Net income before taxes	363,818

(1) Includes gross provisions for loan losses, net of releases on recoveries.

(2) Includes the net gains from trading, net mark-to-market gains and net foreign exchange transactions.

(3) Equal to the sum of net interest revenue, net fee income and net financial transactions, minus net provision for loan losses.

(4)   Includes contribution of other Bank subsidiaries and other non-segmented items such as interbank loans. Financial transactions, net included in Others is the results from inflation and interest rate hedging.

Operations through Subsidiaries

Today, the General Banking Law permits us to provide directly the leasing and financial advisory services we could formerly offer only through our subsidiaries, to offer investment advisory services outside of Chile and to undertake activities we could not formerly offer directly or through subsidiaries, such as factoring, securitization, foreign investment funds, custody and transport of securities and insurance brokerage services. For the year ended December 31, 2007, our subsidiaries collectively accounted for approximately 11.8% of our consolidated net income. The assets and operating income of these subsidiaries as of and for the year ended December 31, 2007, represented 5.7% and 8.7% of our total assets and operating income, respectively.

	Percentage Owned
	At December 31, 2006			At December 31, 2007
	Direct	Indirect	Total	Direct	Indirect	Total
	%	%	%	%	%	%
Subsidiary
Santander Leasing S.A (1)	99.50	—	99.50	99.50	—	99.50
Santiago Corredores de Bolsa Ltda. (2)	99.19	0.81	100.00	—	—	—
Santander Investment S.A. Corredores de Bolsa (2)	—	—	—	50.59	0.41	51.00
Santander Asset Management S.A. Administradora General de Fondos (3)	99.96	0.02	99.98	99.96	0.02	99.98
Santander S.A. Agente de Valores	99.03	—	99.03	99.03	—	99.03
Santander S.A. Sociedad Securitizadora (4)	99.64	—	99.64	99.64	—	99.64
Santander Corredora de Seguros Ltda. (5)	99.99	—	99.99	99.99	—	99.99
Santander Servicios de Recaudación y Pagos Ltda.	99.90	0.10	100.00	99.90	0.10	100.00

(1)	Formerly, Santiago Leasing S.A.
(2)
In 2007, the Board of Directors approved the merger between Santiago Corredores de Bolsa Ltda, a subsidiary of the Bank, and Santander Investment S.A. Corredores de Bolsa, an indirect subsidiary of Banco Santander Spain. As a result of the proposed merger, the Bank owns 51.0% of the merged entity.

(3)	Formerly, Santander Santiago S.A. Administradora General de Fondos
(4)	Formerly, Santander Santiago S.A. Sociedad Securitizadora
(5)	Formerly, Santander Santiago Corredora de Seguros Ltda.

In 2008, the Board of Directors has approved the merger of Santander Corredora de Seguros Ltda. with Santander Leasing S.A. and the merged entity will be called Santander Corredora de Seguros S.A. We expect the merger to be concluded in July 2008.

Competition

Overview

The Chilean financial services market consists of a variety of largely distinct sectors. The most important sector, commercial banking, includes a number of privately-owned banks and one public-sector bank, Banco del Estado (which operates within the same legal and regulatory framework as the private sector banks). The private-sector banks include local banks and a number of foreign-owned banks which are operating in Chile. The Chilean banking system is comprised of 24 private-sector banks and one public-sector bank. Five private-sector banks along with the state-owned bank together accounted for 79.9% of all outstanding loans by Chilean financial institutions at December 31, 2007.

The Chilean banking system has experienced increased competition in recent years largely due to consolidation in the industry and new legislation. Effective November 29, 2007, Scotiabank Sud Americano merged with Banco del Desarrollo, while at January 1, 2008, Banco de Chile merged with Citibank Chile. We also face competition from non-bank and non-finance competitors (principally department stores) with respect to some of our credit products, such as credit cards, consumer loans and insurance brokerage. In addition, we face competition from non-bank finance competitors, such as leasing, factoring and automobile finance companies, with respect to credit products, and mutual funds, pension funds and insurance companies, with respect to savings products. Currently, banks continue to be the main suppliers of leasing, factoring and mutual funds, and the insurance sales business has grown rapidly.

As shown in the following table, we are the market leader in practically every banking service in Chile:

	Market Share at December 31, 2006	Market Share at December 31, 2007	Rank as of at December 31, 2007
Commercial loans	18.7%	17.5%	2
Consumer loans	26.7	26.2	1
Mortgage loans (residential and general purpose)	24.2	23.4	1
Residential mortgage loans	25.9	24.8	2
Foreign trade loans (loans for export, import and contingent)	21.5	22.0	1
Total loans	22.3	21.1	1
Deposits (1)	22.0	21.3	1
Mutual funds (assets managed)	22.1	21.5	2
Credit card accounts	35.8	36.0	1
Checking Accounts (1)	27.1	27.9	1
Branches (2)	20.3	20.2	1
ATM locations (3)	28.6	30.8	1

Source: Superintendency of Banks

(1) Net of clearance.

(2) According to latest data available as of November 2007.

(3) According to latest data available as of December 2007. Excluding special-service payment centers.

(4) According to latest data available as of September 2007.

Our market share in Chile’s commercial loan market decreased from December 31, 2006, to December 31, 2007, and we ranked the second in this market at December 31, 2007. This is primarily due to our reduction of relatively low yielding large corporate portfolio.

The following tables set out certain statistics comparing our market position to that of our peer group, defined as the five largest banks in Chile in terms of shareholders’ equity as of December 31, 2007.

Loans

As of December 31, 2007, our loan portfolio was the largest among Chilean banks. Our loan portfolio on a stand-alone basis represented 21.1% of the market for loans in the Chilean financial system at such date. The following table sets forth our and our peer group’s market shares in terms of loans at the dates indicated.

	At December 31, 2007			At December 31, 2006
Loans	Ch$ million	US$ million	Market Share	Market Share
Santander-Chile	13,442,328	27,111	21.1%	22.3%
Banco de Chile	11,761,218	23,721	18.5	18.0
Banco del Estado	8,187,822	16,514	12.8	13.3
Banco de Crédito e Inversiones	7,877,412	15,888	12.4	12.4
BBVA, Chile	5,310,119	10,710	8.3	8.1
Corpbanca	4,345,435	8,764	6.8	6.3
Others	12,810,762	25,838	20.1	19.6
Chilean financial system	63,735,096	128,545	100.0%	100.0%

Source: Superintendency of Banks

Deposits

On a stand alone basis, we had a 21.3% market share in deposits, ranking the first place among banks in Chile at December 31, 2007. Deposit market share is based on total time and demand deposits at the respective dates. The following table sets forth our and our peer group’s market shares in terms of deposits at the dates indicated.

	At December 31, 2007			At December 31, 2006
Deposits	Ch$ million	US$ million	Market Share	Market Share
Santander-Chile	10,799,111	21,780	21.3%	22.1%
Banco de Chile	8,669,331	17,485	17.1	17.7
Banco del Estado	7,713,725	15,558	15.2	15.4
Banco de Crédito e Inversiones	6,279,831	12,666	12.4	12.6
BBVA, Chile	4,113,902	8,297	8.1	8.0
Corpbanca	2,755,194	5,557	5.4	4.6
Others	10,375,646	20,926	20.5	19.5
Chilean financial system	50,706,740	102,268	100.0%	100.0%

Source: Superintendency of Banks

Shareholders’ equity

With Ch$1,438,042 million (US$2,889 million) in shareholders’ equity, at December 31, 2007, we were the largest commercial bank in Chile in terms of shareholders’ equity. The following table sets forth our and our peer group’s shareholders’ equity at December 31, 2006 and 2007.

	At December 31, 2007			At December 31, 2007
Equity(1)	Ch$ million	US$ million	Market Share	Market Share
Santander-Chile	1,438,042	2,889	20.7%	21.8%
Banco de Chile	1,051,393	2,121	15.2	14.6
Banco del Estado	582,492	1,175	8.4	8.9
Banco de Crédito e Inversiones	703,934	1,420	10.1	10.3
BBVA, Chile	366,748	740	5.3	5.2
Corpbanca	484,674	978	7.0	7.6
Others	2,312,462	4,664	33.3	31.5
Chilean financial system	6,939,745	13,997	100.0%	100.0%

Source: Superintendency of Banks.

(1)	Percentage of total shareholders’ equity of all Chilean banks.

Efficiency

For the year ended December 31, 2007, we were the most efficient bank in our peer group. The following table sets forth our and our peer group’s efficiency ratio (defined as operating expenses as a percentage of operating revenue, which is aggregate of net interest revenue, fees and income from services (net) and other operating income (net) for the year indicated.

Efficiency ratio	As of December 31, 2007	As of December 31, 2006
	%	%
Santander-Chile	37.9%	40.6%
Banco de Chile	45.8	51.1
Banco del Estado	57.0	59.0
Banco de Crédito e Inversiones	51.1	53.7
BBVA, Chile	62.7	66.6
Corpbanca	42.4	50.1
Chilean financial system	48.7%	52.1%

Source: Superintendency of Banks, on a stand alone basis

Return on average equity

As of December 31, 2007, we were the second most profitable bank in our peer group (as measured by return on average equity) and the most capitalized bank as measured by the BIS ratio. The following table sets forth our and our peer group’s return on average equity for the year ended December 31, 2006 and 2007, and BIS ratio at the dates indicated:

	Return on average equity at December 31,		BIS Ratio at December 31,
	2007	2006	2007	2006
	%	%	%	%
Santander-Chile	23.4%	24.8%	12.2%	12.6%
Banco de Chile	27.7	25.5	10.7	10.7
Banco del Estado	9.2	9.9	10.8	11.1
Banco de Crédito e Inversiones	21.7	22.6	10.4	10.3
BBVA, Chile	9.8	10.0	10.3	10.3
Corpbanca	11.6	9.5	11.3	13.6
Chilean Financial System	16.0%	16.7%	12.2%	12.5%

Source: Superintendency of Banks, except Santander-Chile. Calculated by dividing annual net income by monthly average equity. For Santander-Chile, the average equity is calculated on a daily basis by the Bank (see “Item 5: F. Selected Statistical Information—Average Balance Sheets, Income Earned from Interest-Earning Assets And Interest Paid on Interest Bearing Liabilities”).

Asset Quality

At December 31, 2007, on a stand alone basis, we had the second lowest loan loss allowance to total loans ratio in our peer group. The following table sets forth our and our peer group’s loan loss allowance to total loans ratio as defined by the Superintendency of Banks at the dates indicated.

	Loan Loss allowances/total loans at December 31,
	2007	2006
	%	%
Santander-Chile	1.71%	1.46%
Banco de Chile	1.34	1.48
Banco del Estado	1.97	1.67
Banco de Crédito e Inversiones	1.32	1.27
BBVA, Chile	0.99	1.14
Corpbanca	1.27	1.40
Chilean financial system	1.58%	1.48%

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

The Superintendency of Banks

Banks are supervised and controlled by the Superintendency of Banks, an independent Chilean governmental agency. The Superintendency of Banks authorizes the creation of new banks and has broad powers to interpret and enforce legal and regulatory requirements applicable to banks and financial companies. Furthermore, in case of noncompliance with such legal and regulatory requirements, the Superintendency of Banks has the ability to impose sanctions. In extreme cases, it can appoint, with the prior approval of the Board of Directors of the Central Bank, a provisional administrator to manage a bank. It must also approve any amendment to a bank’s by-laws or any increase in its capital.

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

Any person wishing to acquire, directly or indirectly, 10.0% or more of the share capital of a bank must obtain the prior approval of the Superintendency of Banks. Absent such approval, the acquiror of shares so acquired will not have the right to vote. The Superintendency of Banks may only refuse to grant its approval, based on specific grounds set forth in the General Banking Law.

According to Article 35bis of the General Banking Law, the prior authorization of the Superintendency of Banks is required for:

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

Since June 1, 2002, Chilean banks are allowed to offer a new checking account product that pays interest. The Superintendency of Banks also stated that these accounts may be subject to minimum balance limits and different interest rates depending on average balances held in the account and that banks may also charge fees for the use of this new product. For banks with a solvency score of less than A the Central Bank has also imposed additional caps to the interest rate that can be paid.

On June 5, 2007, pursuant to Law 20.190, new regulations became effective authorizing the banks to operate with a more full range of derivatives such as, futures, options, swaps, forwards and other derivative instruments or contracts subject to specific limitations established by the Central Bank of Chile. Previously, Banks were able to operate with derivatives, but subject to more restrictive guidelines.

Deposit Insurance

The Chilean government guarantees up to 90.0% of the principal amount of certain time and demand deposits and savings accounts held by natural persons with a maximum value of UF120 per person (Ch$2,354,719 or US$4,749 at December 31, 2007) per calendar year in the entire financial system.

Reserve Requirements

Deposits are subject to a reserve requirement of 9.0% for peso and foreign currency-denominated demand deposits and 3.6% for UF, peso and foreign currency-denominated time deposits (with terms of less than one year). For purposes of calculating the reserve obligation, banks are authorized to deduct daily from their foreign currency denominated liabilities, the balance in foreign currency of certain loans and financial investments held outside of Chile, the most relevant of which include:

·	cash clearance account, which should be deducted from demand deposit for calculating reserve requirement;

·	certain payment orders issued by pension providers;

·	the amount set aside for “technical reserve” (as described below), which can be deducted from reserve requirement.

The Central Bank has statutory authority to require banks to maintain reserves of up to an average of 40.0% for demand deposits and up to 20.0% for time deposits (irrespective, in each case, of the currency in which they are denominated) to implement monetary policy. In addition, to the extent that the aggregate amount of the following types of liabilities exceeds 2.5 times the amount of a bank’s regulatory capital, a bank must maintain a 100% “technical reserve” against them:  demand deposits, deposits in checking accounts, or obligations payable on sight incurred in the ordinary course of business, and in general all deposits unconditionally payable immediately.

Minimum Capital

Under the General Banking Law, a bank is required to have a minimum of UF800,000 (approximately Ch$15,698 million and US$31.6 million as of December 31, 2007) of paid-in capital and reserves, regulatory capital of at least 8% of its risk weighted assets, net of required allowances, and paid in capital and reserves of at least 3% of its total assets, net of required allowances.

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

Capital Adequacy Requirements

According to the General Banking Law, each bank should have regulatory capital of at least 8.0% of its risk-weighted assets, net of required allowances. The calculation of risk weighted assets is based on a five-category risk classification system for bank assets that is based on the Basel Committee recommendations. As of 2009, the third pillar of Basel II should become effective in Chile, which includes the implementation of capital limits with market risk and operational risk-weighted assets. These changes must be approved by Congress as it involves a modification to the General Banking Law.

Banks should also have capital básico, or basic capital, of at least 3.0% of their total assets, net of allowances. Basic capital is defined as a bank’s paid-in capital and reserves and is similar to Tier 1 capital except that it does not include net income for the period.

Starting in 2008, banks will be able to include net income for the period as basic capital, net of a 30% deduction for minimum dividends accrued.

Within the scope of Basel II in Chile, further changes in regulation may occur. See “Risk Factors—Risks Relating to Chile—Chile’s banking regulatory and capital markets environment is continually evolving and may change.”

Lending Limits

Under the General Banking Law, Chilean banks are subject to certain lending limits, including the following material limits:

·
A bank may not extend to any entity or individual (or any one group of related entities), except for another financial institution, directly or indirectly, unsecured credit in an amount that exceeds 10.0% of the bank’s regulatory capital, or in an amount that exceeds 30.0% of its regulatory capital if the excess over 10.0% is secured by certain assets with a value equal to or higher than such excess. This limits were raised from 5.0% and 25.0%, respectively, in 2007 by the Reformas al Mercado de Capitales II (also known as MK2). In the case of financing infrastructure projects built by government concession the 10.0% ceiling for unsecured credits is raised to 15.0% if secured by a pledge over the concession, or if granted by two or more banks or finance companies which have executed a credit agreement with the builder or holder of the concession;

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

Under our loan classification categories loans are divided into: (i) consumer loans (including loans granted to individuals for the purpose of financing the purchase of consumer goods or payment of services); (ii) residential mortgage loans (including loans granted to individuals for the purchase, construction or improvements of residential real estate, in which the value of the property covers at least 100% of the amount of the loan); and (iii) commercial loans (includes all loans other than consumer loans and residential mortgage loans). A detailed description of the models established for determining loan loss allowances s discussed in “Item 5: F. Selected Statistical Information—Classification of Loan Portfolio” and in Note 1 of our Audited Consolidated Financial Statements.

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

Dissolution and Liquidation of Banks

The Superintendency of Banks may establish that a bank should be liquidated for the benefit of its depositors or other creditors when such bank does not have the necessary solvency to continue its operations. In such case, the Superintendency of Banks must revoke a bank’s authorization to exist and order its mandatory liquidation, subject to agreement by the Central Bank. The Superintendency of Banks must also revoke a bank’s authorization if the reorganization plan of such bank has been rejected twice. The resolution by the Superintendency of Banks must state the reason for ordering the liquidation and must name a liquidator, unless the Chilean Superintendency of Banks assumes this responsibility. When a liquidation is declared, all checking accounts and other demand deposits received in the ordinary course of business, are required to be paid by using existing funds of the bank, its deposits with the Central Bank or its investments in instruments that represent its reserves. If these funds are insufficient to pay these obligations, the liquidator may seize the rest of the bank’s assets, as needed. If necessary and in specified circumstances, the Central Bank will lend the bank the funds necessary to pay these obligations. Any such loans are preferential to any claims of other creditors of the liquidated bank.

Obligations Denominated in Foreign Currencies

Foreign currency denominated obligations of Chilean banks are subject to various limits and obligations. The regulations of the Central Bank do not permit the difference, whether positive or negative, between a bank’s assets and liabilities denominated in any foreign currency (including assets and liabilities denominated in U.S. dollars but payable in pesos, as well as those denominated in pesos and indexed to the U.S. dollar exchange rate) to exceed 20% of the bank’s paid-in capital and reserves; except in the case where the balance of such assets exceeds the balance of such liabilities and the excess difference does not exceed the bank’s allowances and reserves denominated in such foreign currency (excluding profits to be remitted abroad). Santander-Chile must also comply with various regulatory and internal limits regarding exposure to movements in foreign exchange rates (See “Item 11: Quantitative and Qualitative Disclosures About Market Risks”).

Investments in Foreign Securities

Under current Chilean banking regulations, banks in Chile may grant loans to foreign individuals and entities and invest in certain securities of foreign issuers. Chilean banks may only invest in equity securities of foreign banks and certain other foreign companies which may be affiliates of the bank or which would be complementary to the bank’s business if such companies were incorporated in Chile. Banks in Chile may also invest in debt securities traded in formal secondary markets. Such debt securities must be (1) securities issued or guaranteed by foreign sovereign states or their central banks or other foreign or international financial entities, and (2) bonds issued by foreign companies. A Bank may invest up to 5% of its regulatory capital in securities of foreign issuers. Such securities must have a minimum rating as follows.

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

New Regulations Regarding Market Risk

In 2005, the Superintendency of Banks introduced new market risk limits and measures for Chilean banks. On an unconsolidated basis the Bank must separate its balance sheet into two separate categories: trading portfolio (Libro de Negociación) and non-trading, or permanent, portfolio (Libro de Banca). The trading portfolio as defined by the Superintendency of Banks includes all instruments that are valued for accounting purposes at market prices, free of any restrictions or immediate sale and frequently bought and sold by the Bank or maintained with the intention of selling them in the short-term in order to profit from short-term price variations. The non-trading portfolio is defined as all instruments in the balance sheet not considered in the trading portfolio (See Item 11: Quantitative and Qualitative Disclosure about Market Risk—Market Risk).

U.S. Anti-Money Laundering, Anti-Terrorist Financing, and Foreign Corrupt Practices Act Regulations

The Bank, as a foreign private issuer whose securities are registered under the Exchange Act, is subject to the U.S. Foreign Corrupt Practices Act (“FCPA Act”).  The FCPA Act generally prohibits such issuers and their directors, officers, employees and agents from using any means or instrumentality of U.S. interstate commerce in furtherance of any offer or payment of money to any foreign official or political party for the purpose of influencing a decision of such person in order to obtain or retain business. It also requires that the issuer maintain books and records and a system of internal accounting controls sufficient to provide reasonable assurance that accountability of assets is maintained and accurate financial statements can be prepared. Penalties, fines and imprisonment can be imposed for violations of the FCPA Act.

Furthermore, the Bank is subject to a variety of U.S. anti-money laundering and anti-terrorist financing laws and regulations, such as the Bank Secrecy Act of 1970, as amended, and the USA PATRIOT ACT of 2001, as amended, and a violation of such laws and regulations may result in substantial penalties, fines and imprisonment.

E. Property, Plants and Equipment

We are domiciled in Chile and own our principal executive offices located at Bandera 140, Santiago, Chile. We also own nine other buildings in the vicinity of our headquarters and we rent seven other buildings. At December 31, 2007, we owned the locations at which 43% of our branches were located. The remaining branches operate at rented locations. We believe that our existing physical facilities are adequate for our needs.

Main properties as of December 31, 2007	Number
Central Offices
Own	10
Rented	7
Total	17

Branches (1)
Own	177
Rented	243
Total	411

Other property (2)
Own	71
Rented	4
Total	75

(1)	Some branches are located inside central office buildings and other properties. Including these branches the total number of branches is 415. Special payment centers are included in Other property.

(2)	Consists mainly of parking lots, mini-branches and property owned by our subsidiaries.

The following table sets forth a summary of the main computer hardware and other systems-equipment that we own.

Category	Brand	Application
Mainframe	IBM	Back-end, Core-System Altair, Payment means and foreign trade.
Midrange	IBM	Interconnections between Mainframe and mid-range
Midrange	Stratus SUN/Unix SUN/UNIX	Tellers Interconnections applications Credit & debit cards Treasury, MIS, Work Flow, Accounting
Midrange	IBM	WEB
Desktop	IBM	Platform applications
Call Center	Avaya Genesys Nice Periphonics	Telephone system Integration Voice/data Voice recorder IVR

The main software systems that we use are:

Category	Product	Origin
Core-System	ALTAMIRA	Accenture
Data base	DB2	IBM
Data base	Oracle	Oracle
Data base	SQL Server	Microsoft
WEB Service	Internet Information Server	Microsoft
Message Service	MQSeries	IBM
Transformation	MQIntegrator	IBM

ITEM 4A. UNRESOLVED STAFF COMMENTS

As of the date of the filing of this Annual Report on 20-F, we do not have any unresolved comments from the Securities and Exchange Commission staff regarding our periodical reports under the Exchange Act.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Accounting Standards for Financial Investments and Derivatives

In accordance with Circular No. 3345 issued by the Superintendency of Banks, which became effective on June 30, 2006, the accounting standards for valuing financial instruments acquired for trading or investment purposes, including derivative instruments on the balance sheets, were amended. The new accounting standards require that these instruments be carried at their market or fair value, and the historical differences in valuation of such instruments recognized with respect to any dates prior to 2006 be adjusted directly against the Bank’s equity.

The following table summarizes the primary changes to the accounting standards as a result of our implementation of Circular No. 3345.

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
· interest rate swaps
·  difference between interest income/expense recorded in net income in the period when agreement is settled in cash;

·  fair value and revaluation gains or losses are not recognized

·  net nominal amounts are recorded under “other assets” or “other liabilities”

Before changes to accounting principles	After changes to accounting principles
Other financial investments	· non-permanent investments (Trading instruments)
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

The net effect of the accounting changes on our net income for the year ended December 31, 2006, was a gain of Ch$13,516 million. For comparison purposes, we have also retrospectively reclassified these items for the years ended December 31, 2004 and 2005, but did not retrospectively apply the new accounting standards to these items. As a result, our results of operations and financial condition at and for the year ended December 31, 2006 and 2007, are not entirely comparable to those at any prior periods reported by us.

In connection with our implementation of the new accounting standards, for the year ended December 31, 2006 and 2007, interest revenue and interest expense no longer include the translation gain or loss of financial assets and liabilities indexed to foreign currencies. Such gain or loss is now classified as results of foreign exchange transactions. Amounts reported for the years ended December 31, 2004 and 2005, have been reclassified on a comparable basis. Gains or losses on investments in mutual funds have also been reclassified from net interest income to other operating income as a part of these new accounting standards. For the years ended December 31, 2004 and 2005, this line item has also been reclassified.

For the year ended December 31, 2006 and 2007, gains and losses on forward transactions have been classified as net gains (losses) on trading activities. In prior periods, such transactions were not marked to market and the difference between the interest paid and received on a specified notional amount was recorded under “foreign exchange transactions, net”. Such amounts for the years ended December 31, 2004 and 2005, have been reclassified to net gains (losses) on trading activities in order to be more comparable to the results for the year ended December 31, 2006 and 2007, but have not been retroactively adjusted to reflect the fair value of these instruments.

B. Critical Accounting Policies

We prepare our financial statements in accordance with Chilean GAAP, which requires management to make estimates and assumptions with respect to certain matters that are inherently uncertain. We also reconcile our financial statements to U.S. GAAP (see Note 28 to our Audited Consolidated Financial Statements) and are required to make estimates and assumptions in this reconciliation process. Certain critical accounting policies, in particular those relating to goodwill and intangible assets, are only applicable for U.S. GAAP purposes. Our consolidated financial statements include various estimates and assumptions, including but not limited to the adequacy of the allowance for loan losses, estimates of the fair value of certain financial instruments, the selection of useful lives of certain assets and the valuation and recoverability of goodwill. We evaluate these estimates and assumptions on an ongoing basis. Management bases its estimates and assumptions on historical experience and on various other factors that are believed to be reasonable under the circumstances. Actual results in future periods could differ from those estimates and assumptions, and if these differences were significant enough, our reported results of operations would be affected materially.

We believe that the following are the more critical judgment areas or involve a higher degree of complexity in the application of the accounting policies that currently affect our financial condition and results of operations.

Derivative activities

At December 31, 2006 and 2007, derivatives are valued at market price on the balance sheet and the net unrealized gain (loss) on derivatives is classified as a separate line item on the income statement. In prior periods, the notional amounts were carried off the balance sheet. Our derivative holdings at December 31, 2005, have been reclassified from “other assets” and “other liabilities” to “derivatives”, but have not been marked to market as would be required under currently applicable accounting principles.

Pursuant to the new accounting standards, banks must mark to market derivatives. A derivative financial instrument held for trading purposes must be marked to market and the unrealized gain or loss recognized in the income statement. New accounting standards have also been adopted for derivatives held for hedging purposes with effect for the six months ended June 30, 2006, and thereafter, changes in book value of hedged items are included in the mark-to-market and trading line items, except to the extent set forth below.

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

We enter into forward contracts for our own account and for the accounts of our customers. The values of the forward contracts are marked to market on a monthly basis and the revaluation gain or loss is recognized in the line item mark-to-market and trading activities. Previously, they were classified as foreign exchange transactions, except gains or losses on UF/Ch$ forwards, which were classified as net interest income.

Allowance for loan losses

Chilean banks are required to maintain loan loss allowances in amounts determined in accordance with the regulations issued by the Superintendency of Banks. Under these regulations, we must classify our portfolio into various categories of payment capability. The minimum amount of required loan loss allowances is determined based on fixed percentages of estimated loan losses assigned to each category. As of January 1, 2006, we have improved our credit scoring systems for consumer and mortgage loans. The new credit scoring system considers both the length of time by which the loan is overdue and the borrower’s risk profile, which includes the borrower’s overall indebtedness and credit behavior under the obligations to third parties. (See “Item 5: F. Selected Statistical Information—Loan Portfolio—Classification of Loan Portfolio.”

In 2006, we improved our internal provisioning models by not only focusing on non-performance, but introducing statistical models that take into account a borrower’s credit history and indebtedness levels. Group ratings that determine loan loss allowances based only on non-performance are being phased out and replaced by statistical scoring systems. Commencing in December 2006, we no longer analyze large commercial loans on a group basis. All large commercial loans have since been rated on an individual basis. For large commercial loans, leasing and factoring, we assign a risk category level to each borrower and his respective loans. We consider the following risk factors in classifying a borrower’s risk category: (i) the borrower’s industry or sector, (ii) owners or managers, (iii) financial condition, (iv) payment ability and (v) payment behavior. Further improvements were made in 2007, mainly the back testing period used in determining a client’s risk profile was expanded from 12 to 21 months. For a detailed description of the models we use to determine loan loss allowances for commercial loans. See “Item 5: F. Selected Statistical Information—Loan Portfolio—Classification of Loan Portfolio—Allowances for large commercial loans.” Group assessment for loan loss allowances is permitted for a large number of borrowers whose individual loan amounts are relatively insignificant. Currently, we use group analysis to determine loan loss allowances for certain types of loans, such as loans to small- and mid-sized companies and commercial loans to individuals. (See “Item 5: F. Selected Statistical Information—Loan Portfolio—Classification of Loan Portfolio—Allowances for group evaluations on small- and mid-sized commercial loans.”)

Goodwill and Intangible Assets with Indefinite Useful Lives

Under U.S. GAAP, we have significant intangible assets consisting of goodwill and trademarks. We record all assets and liabilities acquired in purchase acquisitions, including goodwill and other acquired intangibles, at their fair value. These include amounts pushed down from Santander Chile Holding, S.A. and Teatinos Siglo XXI, S.A., each a direct or indirect subsidiary of Banco Santander Spain, and, together, our majority shareholders. In 2006, we decided to change our branding strategy to increasing the use of the brand “Santander” and phasing out the brand “Santiago” in a 5 year period. In 2007 we completed the phasing out of the “Santiago” brand ahead of schedule in accordance with policy set by our parent company in 2007 regarding the Santander brand worldwide. As a result, we have decided to fully amortize the brand “Santiago” in 2007.

Goodwill and indefinite lived assets are no longer amortized over their estimated useful lives using straight line and accelerated methods, and are subject to at least an annual impairment review. The initial goodwill and intangibles recorded and subsequent impairment analysis requires management to make subjective judgments concerning estimates of how the acquired asset will perform in the future using a discounted cash flow analysis. Additionally, estimated cash flows may extend beyond ten years and, by their nature, are difficult to determine. Events and factors that may significantly affect the estimates include, among others, competitive forces, customer behavior and attrition, changes in revenue growth trends, cost structures and technology and changes in interest rates and specific industry or market sector conditions. For a further discussion of accounting practices for goodwill and intangible assets with indefinite useful lives under U.S. GAAP. See Note 28 to our Audited Consolidated Financial Statements.

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

Note 28 to our Audited Consolidated Financial Statements presents a description of the significant differences between Chilean GAAP and U.S. GAAP. Note 28(ac) sets forth recent accounting pronouncements under U.S. GAAP.

C. Operating Results

Chilean Economy

All of our operations and substantially all of our customers are located in Chile. Accordingly, our financial condition and results of operations are substantially dependent upon economic conditions prevailing in Chile. In 2007, Chile’s GDP growth accelerated to 5.1% compared to 4.0% in 2006. The strength of the global economy in 2007 continued to benefit Chile’s economy despite the rise in international oil prices. The export sector’s GDP increased by 9.2% in 2007. Exports totaled US$43.9 billion and increased 23.5%. This positive external scenario has also led to strong growth of internal consumption and investment demand that grew 7.8% in 2007 and 6.0% in 2006. The average unemployment rate decreased to 7.5% in 2007 compared to 8.0% in 2006 and 9.3% in 2005. GDP growth in 2007 was hampered by the rising costs of energy due to higher oil prices, the restraints to energy supply provoked by a strong drought and the virtual elimination of gas exports from Argentina which has led to a strong rise in electricity production costs, especially in the second half of 2007. The chart below graphs GDP growth by sector.

GDP growth in 2007 by Sector

Source: Banco Central de Chile

CPI Inflation in 2007 spiked upward reaching 7.8% compared to 2.6% in 2006 and 3.7% in 2005. The strong rise in international oil prices and the impact on utility prices and staple goods caused by the prolonged drought, explain this rise in inflation. As a result, the Central Bank accelerated the pace of interest rate increases in the past year. The overnight interbank rate set by the Central Bank as of June 2008 was set at 6.75%, 150 basis points higher than the rate at year-end 2006. This rise in interest rates also led to a 2.1% appreciation of the Chilean peso against the U.S. dollar. Long-term real interest rates on the other hand descended in 2007. The yield on the Chilean Central Bank’s 10-year note in real terms was 2.98% compared to 3.02% as of December 31, 2006. This trend also reversed in 2008 as inflation increased yields on long-term notes have risen significantly. The real yield on Chilean 10 year notes increased from 2.98% at December 31, 2007 to 3.40% as of June 11, 2008.

Despite these developments in 2007 at the macroeconomic level, economic activities in Chile may slow down in 2008 given the volatility of international markets and the possible slow down of the world economic growth given the possible recession that may affect the U.S. economy. GDP growth in 2008 in Chile is expected to slowdown to approximately 4% as a result of higher energy costs, a slow down in the global economy as a result of the credit crisis and the higher interest rate environment due to higher inflation.

Impact of Inflation

Inflation impacts our results of operations. High levels of inflation in Chile could adversely affect the Chilean economy and have an adverse effect on our business, financial condition and results of operations. Negative inflation rates also negatively impact our results. In 2007, the inflation rate in Chile was 7.8% compared to 2.6% in 2006 and 3.7% in 2005. There can be no assurance that Chilean inflation will not change significantly from the current level. Although we currently benefit from moderate levels of inflation in Chile, due to the current structure of our assets and liabilities (i.e., a significant portion of our loans are indexed to the inflation rate, but there are no corresponding features in deposits or other funding sources that would increase the size of our funding base), there can be no assurance that our business, financial condition and result of operations in the future will not be adversely affected by changing levels of inflation. In summary:

·
UF-denominated assets and liabilities. Our assets and liabilities are denominated in Chilean pesos, UF and foreign currencies. The UF is revalued in monthly cycles. On each day in the period beginning the tenth day of the current month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect a proportional amount of the change in the Chilean Consumer Price Index during the prior calendar month. One UF equaled to Ch$17,974.81 at December 31, 2005, Ch$18,336.38 at December 31, 2006, and Ch$19,622.66 at December 31, 2007. The effect of any changes in the nominal peso value of our UF-denominated assets and liabilities is reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest revenue and expense, respectively. Our net interest revenue will be positively affected by an inflationary environment to the extent that our average UF-denominated assets exceed our average UF-denominated liabilities. Our net interest revenue will be negatively affected by inflation in any period in which our average UF-denominated liabilities exceed our average UF-denominated assets. Our average UF-denominated assets exceeded our average UF-denominated liabilities by Ch$2,871,535 million in 2007 compared to Ch$2,758,228 million in 2006. See “Item 5: F. Selected Statistical Information—Average Balance Sheets, Income Earned from Interest-Earning Assets And Interest Paid on Interest Bearing Liabilities.” In general, the Bank has more UF-denominated financial assets than UF-denominated financial liabilities. In the year ended December 31, 2007, the interest gained on interest earning assets denominated in UF increased 71.5% compared to 2006 as a result of the higher inflation rates in 2007 and 2006 and the larger amount of assets over liabilities denominated in UFs. The interest paid on these liabilities increased by 130.4% during this period.

·
Price level restatement. Chilean GAAP requires that financial statements be restated to reflect the full effects of loss in the purchasing power of the Chilean peso on the financial position and results of operations of reporting entities. The Bank must adjust its capital, fixed assets and other non financial assets for variations in price levels. Since the Bank’s capital is generally larger than the sum of fixed and other non financial assets, in an inflationary economy, the Bank would record a loss from price level restatement. For the year ended December 31, 2007, the loss from price level restatement totaled Ch$56,325 million compared to Ch$14,807 million in 2006. The inflation rate used for calculating price level restatement was 7.44% in 2007 and 2.12% in 2006.

·
Inflation hedge. A key component of our asset and liability policy is the management of interest rate risk. The Bank’s assets generally have a longer maturity than our liabilities. As the Bank’s mortgage portfolio grows, the maturity gap tends to rise as these loans, which are denominated in UF, have a longer maturity than the average maturity of our funding base. As most of long term financial instruments and mortgage loans are denominated in UF and most deposits in nominal pesos, the increase in mortgage lending increments the Bank’s exposure to inflation and to interest rate risk. The size of this gap is limited by internal and regulatory guidelines in order to avoid excessive potential losses due to strong shifts in interest rates (see “Item 11: Quantitative and Qualitative Disclosures About Market Risk”). In order to keep this duration gap below regulatory limits the Bank issues long term bonds denominated in UF or interest rate swaps. The financial cost of the bonds is recorded as interest expense, but the financial cost of these swaps is included in the net results from trading and marks to market. In 2007, the financial cost of the swaps taken in order to hedge for inflation and interest rate risk totaled Ch$42,465 million compared to Ch$12,899 million in 2006. This higher cost was a direct result of the higher inflation rate in these two periods.

	At December 31,
Inflation sensitive income	2006	2007	% Change
	(In million of constant Chilean pesos at December 31, 2007)
Interest gained on UF assets	468,001	802,579	71.5%
Interest paid on UF liabilities	(191,746)	(441,703)	130.4%
Inflation/ interest rate risk hedge	(12,899)	(42,465)	229.2%
Price level restatement	(14,807)	(56,325)	280.4%
Net Gain	248,549	262,086	5.4%

·
Peso denominated assets and liabilities. Interest rates prevailing in Chile during any period primarily reflect the inflation rate during the period and the expectations of future inflation. The sensitivity of our peso denominated interest earning assets and interest bearing liabilities to changes to such prevailing rates varies. (See “Item 5: C. Operating Results—Interest Rates”). We maintain a substantial amount of non interest bearing peso denominated demand deposits. Because such deposits are not sensitive to inflation, any decline in the rate of inflation would adversely affect our net interest margin on inflation indexed assets funded with such deposits, and any increase in the rate of inflation would increase the net interest margin on such assets. (See “Item 11: Quantitative and Qualitative Disclosures About Market Risk”). The ratio of the average of such demand deposits to average interest-earning assets was 16.4%, 13.9% and 15.3% for the years ended December 31, 2005, 2006 and 2007, respectively.

Interest Rates

Interest rates earned and paid on our assets and liabilities reflect, to a certain degree, inflation, expectations regarding inflation, changes in short term interest rates set by the Central Bank and movements in long term real rates. The Central Bank manages short term interest rates based on its objectives of balancing low inflation and economic growth. Because our liabilities generally reprice sooner than our assets, changes in the rate of inflation or short term rates in the economy are reflected in the rates of interest paid by us on our liabilities before such changes are reflected in the rates of interest earned by us on our assets. Therefore, when short term interest rates fall, our net interest margin is positively impacted, but when short term rates increase, our interest margin is negatively affected. At the same time, our net interest margin tends to be adversely affected in the short term by a decrease in inflation rates since generally our UF-denominated assets exceed our UF-denominated liabilities. (See “Item 5: C. Operating Results—Impact of Inflation—Peso-denominated Assets and Liabilities”). An increase in long term rates has a positive effect on our net interest margin, because our interest earning assets generally have longer tenors than our interest bearing liabilities. In addition, because our peso denominated liabilities have relatively short repricing periods, they are generally more responsive to changes in inflation or short term rates than our UF-denominated liabilities. As a result, during periods when current inflation or expected inflation exceeds the previous period’s inflation, customers often switch funds from UF-denominated deposits to peso denominated deposits, which generally bear higher interest rates, thereby adversely affecting our net interest margin.

Foreign Exchange Fluctuations

The Chilean government’s economic policies and any future changes in the value of the Chilean peso against the U.S. dollar could adversely affect our financial condition and results of operations. The Chilean peso has been subject to significant devaluation in the past and may be subject to significant fluctuations in the future. In 2005, the Chilean peso appreciated by 8.1% against the dollar. In 2006, the Chilean peso depreciated by 3.9% against the U.S. dollar and in 2007 the peso appreciated 7.2% against the U.S. dollar. (See “Item 3: A. Selected Financial Data—Exchange Rates”). A significant portion of our assets and liabilities are denominated in foreign currencies, principally the U.S. dollar, and we historically have maintained and may continue to maintain material gaps between the balances of such assets and liabilities. Because such assets and liabilities, as well as interest earned or paid on such assets and liabilities, and gains and losses realized upon the sale of such assets, are translated to Chilean pesos in preparing our financial statements, our reported income is affected by changes in the value of the Chilean peso relative to foreign currencies (principally the U.S. dollar).

Foreign currencies denominated obligations of Chilean banks are subject to various limits and obligations. The regulations of the Central Bank do not permit the difference, whether positive or negative, between a bank’s assets and liabilities denominated in any foreign currency (including assets and liabilities denominated in U.S. dollars but payable in Chilean pesos, as well as those denominated in Chilean pesos and indexed to the U.S. dollar exchange rate) to exceed 20% of the Bank’s paid in capital and reserves; except in the case where the balance of such assets exceeds the balance of such liabilities and the excess difference does not exceed the Bank’s allowances and reserves denominated in such foreign currency (excluding profits to be remitted abroad). The Bank also uses a sensitivity analysis to limit the potential loss in net interest income resulting from fluctuations of interest rates on U.S. dollar denominated assets and liabilities and a VaR model to limit foreign currency trading risk (see “Item 11: Quantitative and Qualitative Disclosures About Market Risk”).

Results of Operations for the Years Ended December 31, 2005, 2006 and 2007

The following discussion is based upon and should be read in conjunction with the Audited Consolidated Financial Statements. The Audited Consolidated Financial Statements have been prepared in accordance with Chilean GAAP (including the rules of the Superintendency of Banks relating thereto), which differ in certain significant respects from U.S. GAAP. Note 26 to the Audited Consolidated Financial Statements describes the principal differences between Chilean GAAP and U.S. GAAP and includes a reconciliation to U.S. GAAP of our net income for the years ended December 31, 2005, 2006 and 2007, and of our shareholders’ equity at December 31,

2006 and 2007. The Audited Consolidated Financial Statements have been restated in constant Chilean pesos of December 31, 2007. See Note 1(c) to the Audited Consolidated Financial Statements.

Introduction

The following table sets forth the principal components of our net income for the years ended December 31, 2005, 2006 and 2007.

	For the year ended December 31,				% Change
	2005	2006	2007	2007	2005/2006	2006/2007
	(in millions of constant Ch$ as of December 31, 2007)			(in ths. of US$)(1)
CONSOLIDATED INCOME STATEMENT DATA
Chilean GAAP:
Interest income and expense
Interest revenue	1,093,557	1,255,814	1,665,527	3,345,910	14.8%	32.6%
Interest expense	(493,756)	(598,008)	(839,911)	(1,687,314)	21.1%	40.5%
Net interest revenue	599,801	657,806	825,616	1,658,596	9.7%	25.5%
Provision for loan losses	(69,706)	(132,175)	(182,411)	(366,449)	89.6%	38.0%
Fees and income from services
Fees and other services income	186,286	213,081	237,927	477,976	14.4%	11.7%
Other services expense	(34,473)	(38,438)	(45,002)	(90,405)	11.5%	17.1%
Total fees and income from services, net	151,813	174,643	192,925	387,571	15.0%	10.5%
Other operating income, net
Net gain (loss) from trading and brokerage	(67,224)	107,775	(126,738)	(254,606)	—%	—%
Foreign exchange transactions, net	77,766	(52,332)	92,425	185,674	—%	—%
Others, net	(25,148)	(35,413)	(45,413)	(91,231)	40.8%	28.2%
Total other operating income, net	(14,606)	20,030	(79,726)	(160,163)	—%	—%
Other income and expenses
Non-operating income, net	(24,152)	(4,528)	9,799	19,686	(81.3%)	—%
Income attributable to investments in other companies	745	844	(1,321)	(2,654)	13.3%	—%
Losses attributable to minority interest	(146)	(162)	(2,055)	(4,128)	11.0%	1,168.5%
Total other income and expenses	(23,553)	(3,846)	6,423	12,904	(83.7%)	—%
Operating expenses
Personnel salaries and expenses	(152,749)	(171,605)	(176,095)	(353,761)	12.3%	2.6%
Administrative and other expenses	(110,359)	(119,202)	(121,546)	(244,177)	8.0%	2.0%
Depreciation and amortization	(43,062)	(41,486)	(45,043)	(90,488)	(3.7%)	8.6%
Total operating expenses	(306,170)	(332,293)	(342,684)	(688,426)	8.5%	3.1%
Loss from price-level restatement	(19,902)	(14,807)	(56,325)	(113,152)	(25.6%)	280.4%
Income before income taxes	317,677	369,358	363,818	730,881	16.3%	(1.5%)
Income taxes	(54,671)	(62,529)	(55,171)	(110,834)	14.4%	(11.8%)
Net income	263,006	306,829	308,647	620,047	16.7%	0.6%

(1)
Amounts stated in U.S. dollars at and for the year ended December 31, 2007, have been translated from Chilean pesos at the exchange rate of Ch$497.78 = US$1.00 as of December 31, 2007. See “Item 3: A. Selected Financial Data—Exchange Rates” for more information on exchange rate.

2007 and 2006. Net income for the year ended December 31, 2007, increased by 0.6% to Ch$308,647 million compared to Ch$306,829 million for the year ended December 31, 2006. Our net interest income increased by 25.5% to Ch$825,616 million for the year ended December 31, 2007, compared to 2006, and fee income grew by 10.5% to Ch$192,925 million in 2007 compared to 2006. Net interest revenue growth was led by an increase in net interest revenue from our retail banking and middle-market segments, the improved funding mix and the higher inflation rate in 2007 compared to 2006. The average balance of our interest-earning assets increased by 1.0% in 2007 compared to 2006. Our net interest margin increased 110 basis points to 5.8% compared to 4.7% in 2006.

These results were partially offset by a 38.0% increase in provision for loan losses which was mainly due to loan growth in higher yielding, but riskier retail segments. At the same time the Bank continued to improve its provisioning model for consumer loans. Specifically, in 2007 the Bank lengthened the time period used for statistically determining the risk level of consumer loans from 12 to 21 months of history. As a result, in 2007 the Bank recognized a one-time provision expense of Ch$14,444 million. Increased gross  provisions for loan losses were partially offset by a 53.8% rise in loan loss recoveries which was mainly driven by the gains recorded from two large sales of charged-off loans performed in 2007. These sales totaled an extraordinary gain of Ch$23,517 million in 2007.

Furthermore, total other operating income in 2007 totaled a loss of Ch$79,726 million compared to a gain of Ch$20,030 million in 2006. This loss was mainly due to a 30.1% rise in other operating losses resulting from higher sales force and client expenses. At the same time, the results from trading and mark-to-market totaled a loss of Ch$34,313 million compared to a gain of Ch$55,443 million in 2006. This was mainly due to a loss of Ch$42,465 million from inflation hedging which partially offsets the higher gain from net interest revenue due to the positive impact of higher inflation rates.

Operating expenses increased 3.1% in 2007 and the efficiency ratio improved to 36.5% in 2007 from 39.0% in 2006. In 2006, operating expenses include a one-time expense of Ch$9,263 million as a result of our payment of an end of negotiation bonus in conjunction with the signing of the new collective bargaining agreement in the fourth quarter of 2006. Excluding this item, operating expenses increased 6.1% driven by the increase in the Bank’s headcount, client base and distribution network.

Non-operating income totaled a gain of Ch$6,423 million compared to a loss of Ch$3,846 million. This better result was mainly due to lower level of provisions for other contingencies and a decrease in charge-offs of repossessed assets.

Income tax expenses declined 11.8% in 2007 compared to 2006 as a result of increased tax deferrals.

Finally, the loss from price level restatement increased 280.4% to Ch$56,325 million due to the higher inflation rate in 2007 compared to 2006.

2006 and 2005. Net income for the year ended December 31, 2006, increased by 16.7% compared to the year ended December 31, 2005, primarily reflecting the growth of the Chilean economy, which continued to fuel loan growth and banking activities, especially in the higher yielding retail banking segments, which in turn has led to the growth of our net interest revenue and fee income. Our net interest revenue increased by 9.7% and fee income grew by 15.0% in 2006 compared to 2005. Net interest revenue growth was led by an increase in net interest revenue from our retail banking and middle-market segments. Net interest revenue from the retail banking segment increased by 24.2% in 2006 compared to 2005. The average balance of our interest-earning assets increased by 10.6% in 2006 compared to 2005. As a result, our net interest margin remained stable at 4.7% in 2006 compared to 2005. Total net fee income increased by 15.0% for the year ended December 31, 2006, compared to 2005. Fees from the retail banking segment increased by 38.8% in 2006 compared to 2005, mainly due to increases in fees from checking accounts, lines of credit and insurance brokerage and credit card fees.

The increases in net interest revenue and fee income were partially offset by an 89.6% increase in provisions for loan losses for the year ended December 31, 2006, compared to 2005, primarily due to an 80.3% increase in net provision expense in the retail banking segment.

Operating expenses in 2006 increased by 8.5% compared to 2005, which was primarily due to a 12.3% rise in personnel salaries and expenses as a result of our payment of an end of negotiation bonus in conjunction with the signing of the new collective bargaining agreement in the fourth quarter of 2006. Administrative expenses increased by 8.0% for the same periods, reflecting an increase in expenses as a result of the expansion of our distribution network. Our efficiency ratio, despite higher costs, continued to improve, reaching a record low of 39.0% for the year ended December 31, 2006, compared to 41.5% in 2005.

We recorded a net gain of Ch$20,030 million for the year ended December 31, 2006, under total other operating income, net, compared to a loss of Ch$14,606 million for 2005. Results in 2006 included a gain from trading activities of Ch$13,516 million as a result of our adoption of the new accounting standards for valuing financial instruments. See “Item 5: A. Accounting Standards for Financial Investments and Derivatives.”

The net loss recorded in other income and expenses, net, decreased by 83.7% in 2006 compared to 2005, primarily due to a lower level of provisions for other contingencies.

Net interest revenue

	Year Ended December 31,			% Change
	2005	2006	2007	2005/2006	2006/2007
	(in millions of constant Ch$ as of December 31, 2007, except percentages)
Total individuals	299,148	357,178	452,136	19.4%	26.6%
SMEs	100,625	139,515	160,909	38.6%	15.3%
Institutional lending	7,134	10,218	12,048	43.2%	17.9%
Total retail	406,907	506,911	625,093	24.6%	23.3%
Total middle-market	57,300	79,312	89,095	38.4%	12.3%
Global banking & markets	112,082	67,632	87,189	(39.7%)	28.9%
Other	23,512	3,951	24,239	(83.2%)	513.4%
Net interest revenue	599,801	657,806	825,616	9.7%	25.5%

Average interest-earning assets	12,711,098	14,052,350	14,192,078	10.6%	1.0%
Average non-interest-bearing demand deposits	2,090,323	1,958,651	2,171,605	(6.3%)	10.9%
Net interest margin (1)	4.7%	4.7%	5.8%
Average shareholders’ equity and average non-interest-bearing demand deposits to total average interest-earning assets	25.0%	22.7%	24.6%

(1)	Net interest margin is net interest revenue divided by average interest-earning assets.

2006 and 2007. In 2007, net interest revenue increased 25.5% compared to 2006, totaling Ch$825,616 million. During this period, the Bank focused on increasing spreads in various business segments in order to improve profitability. At the same time, an improved funding mix and higher inflation also boosted net interest revenue. As a result, the Bank’s net interest margin increased 110 basis points to 5.8%. The average nominal rate earned on loans (excluding past due and contingent loans) was 13.2% in 2007 compared to 10.3% earned on interest-earning assets in 2006. The average real rate earned on loans was 4.9% in 2007 compared to 2.1% in 2006. The gross nominal spread (nominal rate earned on interest earning assets minus nominal rate paid on interest bearing liabilities) increased 70 basis points in 2007 to 3.9%. The gross real spread (real rate earned on interest earning assets minus the real rate paid on interest bearing liabilities) 170 basis points in 2007, reaching 4.4%.

(%)	Year Ended December 31, 2006		Year Ended December 31, 2007
	Avg. Real Rate	Avg. Nominal Rate	Avg. Real Rate	Avg. Nominal Rate
Average loans (1)	2.1%	10.3%	4.9%	13.3%
Average interest earning assets	7.3%	8.9%	3.0%	11.7%
Average liabilities	4.6%	5.7%	(1.4%)	7.8%
Spread (2)	2.7%	3.2%	4.4%	3.9%

(1) Excludes contingent and past due loans
(2) Avg. interest earning assets and Avg. liabilities

The increase in net interest revenue was primarily attributable to an increase in net interest revenue from various business segments in line with the Bank’s strategy of increasing spreads across the board in anticipation of higher future funding costs as rates rise in a higher inflationary environment. During the year the Bank also raised spreads in order to maintain adequate profitability taking into account the higher credit risk involved, especially in the retail segments.

Net interest revenue from the retail banking segment increased by 23.3% to Ch$625,093 million in 2007, with increases of 26.6% in the individuals segment and 15.3% in the SMEs segment. Loans to higher yielding retail banking segments increased by 4.9% in 2007 compared to 2006.

Net interest revenue from the middle-market segment increased by 12.3%, primarily due to the Bank’s focus on improving profitability by rising spreads, albeit with lower loan growth in the year. Loans in the middle-market segment increased 1.3% in the year.

In Global Banking & Markets net interest revenue increased 28.9%, primarily due to the higher short-term interest rate and inflation rate environment which increased the yield of the Bank’s fixed income portfolio. The Bank’s average financial investment portfolio decreased 17.3%, but interest earned on this portfolio increased 14.1%.

The higher inflation rate in 2007 compared to 2006 also had a positive effect on the growth rate of net interest revenue and margins. In 2007, the inflation rate in Chile was 7.8% compared to 2.6% in 2006. Our net interest revenue will be positively affected by an inflationary environment to the extent that our average UF-denominated assets exceed our average UF-denominated liabilities. Our net interest revenue will be negatively affected by inflation in any period in which our average UF-denominated liabilities exceed our average UF-denominated assets. Our average UF-denominated assets exceeded our average UF-denominated liabilities by Ch$2,871,535 million in 2007 compared to Ch$2,758,228 million in 2006. See “Item 5: C. Operating Results—Impact of Inflation” for a quantitative disclosure of the impact of inflation on our results.

An improved funding mix also helped to sustain margins despite a higher short-term interest rate environment. The ratio of the average balance of free funds (non interest bearing demand deposits and shareholders’ equity) to the average balance of interest earning assets also increased from 13.9% in 2006 to 15.3% in 2007. Therefore, as short-term rates increased and inflation also rose, the return on average free funds expanded.

Year	Central Bank reference rate (%)	Period-end 90 day note (%)
2005	4.50	4.75
2006	5.00	5.10
2007	6.00	6.15
Source: Banco Central de Chile

The principal factors negatively affecting the net interest margin was the increase in short term interest rates. As interest-bearing liabilities generally have shorter terms than interest earning assets, a rise in short term rates has a negative effect on our funding costs. The higher inflation rate accelerated the pace of short-term interest rate increases in the year. The overnight interbank rate set by the Central Bank increased 100 basis points in 2007. The average 90 day Central Bank rate, a benchmark rate for deposits, increased in nominal terms from 4.83% in 2006 to 5.18% in 2007.

2005 and 2006. Net interest revenue for the year ended December 31, 2006, increased by 9.7% compared to 2005, mainly reflecting a 10.6% increase in average interest-earning assets.

The increase in net interest revenue was primarily attributable to an increase in net interest revenue from our retail banking and middle-market segments. Net interest revenue from the retail banking segment increased by 24.2% with increases of 19.4% in the individuals segment and 38.6% in the SMEs segment. Loans to higher yielding retail banking segments increased by 20.7% in 2006 compared to 2005. Net interest revenue from the middle-market segment increased by 38.4%, primarily due to a 14% increase in the average balance of the loans and increased net interest spread in this segment. In the global banking and markets segments, net interest revenue decreased 39.7%, primarily due to lower interest income from the Treasury primarily reflecting the Bank’s strategy of shifting the asset mix to higher yielding assets. Total financial investments decreased by 20.3% from December 31, 2005, to December 31, 2006. The average balance of financial investments decreased by 31.0% from 2005 to 2006.

This change in asset mix was the principal factor positively affecting the net interest margin. The increase in average interest-earning assets was primarily attributable to a 15.0% increase in average balance of loans. This growth in lending was driven by the stable economic environment and an increase in our market share in retail lending. Our total loan market share decreased by 30 basis points from 22.6% as of December 31, 2005, to 22.3% as of December 31, 2006. Market share in lending to individuals increased from 25.2% as of December 31, 2005, to 26.2% as of December 31, 2006, led by a 101 basis point increase in residential mortgage lending and a 111 basis point increase in consumer lending market share.

At the same time, higher interest rates on short-term debt also helped to increase margins in 2006, notwithstanding the decline in long-term rates.

The principal factors negatively affecting the net interest margin were the decrease in inflation rates, the increase in short term interest rates and a decrease in the ratio of the average balances of non interest bearing demand deposits and shareholders’ equity to interest earning assets.

Inflation in 2006, measured by the annual variation of the UF, was 2.01% in 2006 compared to 3.8% in 2005. As a result, the nominal rate earned on UF-denominated interest-earning assets declined from 8.6% in 2005 to 7.0% in 2006. See “Item 5: C. Operating Results—Impact of Inflation” for a quantitative disclosure of the impact of inflation on our net interest income.

As interest-bearing liabilities generally have shorter terms than interest earning assets, a rise in short term rates has a negative effect on our funding costs. The Central Bank’s overnight reference rate reached 5.25% as of December 31, 2006, compared to 4.5% as of December 31, 2005. The average 90 day Central Bank rate, a benchmark rate for deposits, increased in nominal terms from 3.53% in 2005 to 4.83% in 2006. The average nominal rate paid on interest-bearing liabilities increased from 5.3% in 2005 to 5.7% in 2006. The average nominal rate paid on time deposits, which represented 64.8% of our average interest-bearing liabilities in 2006, increased from 4.7% in 2005 to 5.6% in 2006.

As short term interest rates increased, so did the attractiveness of time deposits, thereby increasing the costs of our funding mix. Average balance of time deposits increased by 23.2% in 2006 compared to 2005. Average balance of time deposits represented 64.8% of our average interest-bearing liabilities in 2006, compared to 60.2% in 2005. In addition, we lengthened the maturities of time deposits with institutional investors in order to partially offset the negative effects caused by the rising short-term interest rate environment.

The ratio of the average balance of free funds (non interest bearing demand deposits and shareholders’ equity) to the average balance of interest earning assets also decreased from 25.0% in 2005 to 22.7% in 2006, primarily as a result of the increase in short-term rates. This was partially offset by the increase in the spread earned on the free funds as a result of the rising interest rate environment.

Provision for loan losses

Under our loan classification categories loans are divided into: (i) consumer loans (including loans granted to individuals for the purpose of financing the purchase of consumer goods or payment of services); (ii) residential mortgage loans (including loans granted to individuals for the purchase, construction or improvements of residential real estate, in which the value of the property covers at least 100% of the amount of the loan); and (iii) commercial loans (includes all loans other than consumer loans and residential mortgage loans).

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

Commencing in 2006, we improved and modified the methodology for analyzing consumer and mortgage loans. All consumer and mortgage loans are assigned a provisioning level on an individual borrower basis using a more automated and sophisticated statistical model which considers a borrower’s credit history, including any defaults on obligations to other creditors, as well as the overdue periods with respect to loans granted by us. Once the borrower’s rating is determined, the allowance for consumer or mortgage loans is calculated based on the risk category and the respective provisioning ratio which is directly related to the aging of the loan. Further enhancements were implemented in 2007. The Bank now differentiates between old and new clients when determining a client’s risk profile for consumer loans. All loans are assigned a provision at the moment a loan is granted depending on the risk profile of the client. Secondly, the time period used for statistically considering a consumer loan mature, in order to determine the risk level of consumer loans, was extended from 12 to 21 months of history. All loans are assigned a provision at the moment a loan is granted.

For a detailed description of the models we use to determine loan loss allowances, see “Item 5: F. Selected Statistical Information—Loans by Economic Activity—Classification of Loan Portfolio.”

For statistical information with respect to our substandard loans and reserves for probable loan losses, see “Item 5: F. Selected Statistical Information—Analysis of Substandard Loans and Amounts Past Due” and “Item 5: F. Selected Statistical Information—Analysis of Loan Loss Allowances,” as well as Note 7 to the Audited Consolidated Financial Statements. The amount of provision charged to income in any period consists of net provisions established for possible loan losses, net of recoveries on loans previously charged off.

The following table sets forth, for the years indicated, certain information relating to our provision expenses.

	Year Ended December 31,			% Change
	2005	2006	2007	2005/2006	2006/2007
	(in millions of constant Ch$ as of December 31, 2007, except percentages)
Provision expenses	29,733	(28,594)	(59,047)	—%	106.5%
Charge-offs	(150,021)	(154,150)	(201,124)	2.8%	30.5%
Recoveries for loans previously charged off	50,582	50,569	77,760	(0.0%)	53.8%
Provision expenses, net	(69,706)	(132,175)	(182,411)	89.6%	38.0%
Year-end loans	11,130,068	12,666,058	13,468,980	13.8%	6.3%
Substandard loans (1)	291,743	371,184	438,585	27.2%	18.2%
Past-due loans	116,894	99,445	116,654	(14.9%)	17.3%
Loan loss allowance	162,234	187,014	232,766	15.3%	24.5%
Substandard loans / Year-end loans	2.6%	2.9%	3.3%
Past due loans / Year-end loans	1.1%	0.8%	0.9%
Expected loan loss ratio (2)	1.5%	1.5%	1.7%
Coverage ratio (3)	138.8%	188.1%	199.5%

(1)
Substandard loans are all mortgage and consumer loans rated B- or worse and all commercial loans rated C2 or worse. In the new loan rating system, substandard loans include all consumer and mortgage loans rated B- or worse and all commercial loans rated C2 or worse.

(2)	Loan loss allowance divided by year end loans.

(3)	Loan loss allowance divided by past due loans.

2007 and 2006. Net provision expenses for loan losses totaled Ch$182,411 million for the year ended December 31, 2007, an increase of 38.0% compared to 2006, primarily due to an increase in provision expense and charge-offs. Provision expense rose 106.5% to Ch$59,047 million in 2007 compared to 2006. This growth in provision expenses was due to:

(i) the Bank recognized an extraordinary provision expense of Ch$14,444 million directly related to the further improvements made to the provisioning model for consumer loans. Specifically, the time period used for statistically considering a consumer loan mature, in order to determine the risk level of consumer loans, was extended from 12 to 21 months of history. For a detailed description of the models we use to determine loan loss allowances, see “Item 5: F. Selected Statistical Information—Loan by Economic Activity—Classification of Loan Portfolio;” and

(ii) the increase in the Bank’s expected loan loss ratio from 1.5% in 2006 to 1.7% in 2007 in line with the increase in retail lending which is higher yielding, but requires higher provision expense. The expected loan loss ratio is calculated according to the guidelines set by the Superintendency of Banks and our Board. This ratio is the main determinant of loan loss allowances. Loan loss allowances must be equal to the loan loss ratio multiplied by total loans; and

(iii) loan growth. The Bank’s provisioning model based on risk profiles requires every loan to have a provision attached according to risk profile or rating. Therefore as the loan book grows provision expenses increases.

Charge-offs increased by 30.5% in 2007 compared to 2006, primarily as a result of the growth of our consumer loan portfolio, for which credit risk is higher and loans are requested to be written off within much shorter periods than the rest of the loan portfolio. Charge-offs of the consumer loan portfolio increased by 50.2% to Ch$165,029 million. The segment of the Bank which has experienced the largest deterioration in asset quality has been the middle income individual segment. This segment has been hit by the rise in inflation, as this affects a larger portion of their income levels (food, schools, health, mortgage, etc.) This was partially offset by the 14.7% decrease in charge-offs in the mortgage loan portfolio and the 19.1% decline in charge-offs in the commercial loan portfolio.

The following table shows charge-offs by Santander-Chile by type of loan:

	Year Ended December 31,			% Change
	2005	2006	2007	2005/2006	2006/2007
	(in millions of constant Ch$ as of December 31, 2007, except percentages)
Consumer loans	73,214	109,853	165,029	50.0%	50.2%
Mortgage loans	7,858	6,220	5,308	(20.8%)	(14.7%)
Commercial loans	68,949	38,077	30,787	(44.8%)	(19.1%)
Total charge-offs	150,021	154,150	201,124	2.8%	30.5%

Recoveries on loans previously charged off increased 53.8% in 2007 compared to 2006. This rise was mainly due to two large sales of loans previously charged off in the year. These sales resulted in a gain of Ch$25,792 million.

Overall asset quality indicators remained healthy in 2007. The ratio of past due loans as a percentage of total loans reached 0.9% compared to 0.8% at year-end 2006. Total substandard loans as a percentage of total loans increased from 2.9% at year-end 2006 to 3.3% at year-end 2007, mainly due to the change in loan mix towards higher yielding retail loans, which generally present relatively higher risk than other retail loans. The coverage ratio of past due loans increased from 188.1% at year-end 2006 to 199.5% at year-end 2007.

The following table sets forth, for the years indicated, the components of our net provision expenses.

	Year Ended December 31,			% Change
	2005	2006	2007	2005/2006	2006/2007
	(in millions of constant Ch$ as of December 31, 2007, except percentages)
Total individuals	(56,143)	(109,323)	(148,771)	94.7%	36.1%
SMEs	(16,908)	(22,390)	(31,510)	32.4%	40.7%
Institutional lending	(17)	516	(29)	--%	--%
Total retail	(73,068)	(131,197)	(180,310)	79.6%	37.4%
Total middle-market	1,196	(774)	(612)	--%	(20.9%)
Global banking & markets	2,106	755	215	(64.2%)	(71.5%)
Other (1)	60	(959)	(1,704)	--%	77.7%
Provision expense, net	(69,706)	(132,175)	(182,411)	89.6%	38.0%

(1) Consists primarily of additional allowances on loans which are not assigned to any of the above types or segments, if any, and provisions for repossessed assets.

Provision expense increased by 37.4% in the retail banking segment, mainly as a result of the growth of our retail loan portfolio, for which credit risk is higher and provisions are required to be made within much shorter periods than the rest of the loan portfolio. The segment of the Bank which has experienced the largest deterioration in asset quality has been the middle income individual segment. This segment has been hit by the rise in inflation, as this affects a larger portion of their income levels (food, schools, health, mortgage, etc.) Net provision expense in the rest of the segments remained relatively stable, reflecting the generally healthy credit quality indicators in those segments.

We expect provisions for loan losses to increase in future periods in line with the overall growth of our loan portfolio and our increased lending to small companies and individuals which poses a higher risk of default than lending to traditional corporate and commercial customers. See “Item 3: D. Risk Factors—Risks Associated with our Business—Our exposure to individuals and small businesses could lead to higher levels of past due loans, allowances for loan losses and charge-offs” and “—The growth of our loan portfolio may expose us to increased loan losses.”

2006 and 2005. Net provision expenses for loan losses increased 89.6% compared to 2005, primarily due to increase in provision expense and charge-offs. Provision expense increased by 79.6% in the retail banking segment, mainly as a result of the growth of our retail loan portfolio, for which credit risk is higher and provisions are required to be made within much shorter periods than the rest of the loan portfolio. Charge-off of the consumer loan portfolio increased by 50.0% in 2006 compared to 2005. Provision expense in the SME segment increased in line with loan growth in this segment. Net provision expense in the rest of the segments remained relatively stable, reflecting the generally healthy credit quality indicators in those segments.

The Bank’s risk index or expected loan loss ratio, which is calculated according to the guidelines, set by the Superintendency of Banks and our Board, increased from 1.46% in 2005 to 1.48% in 2006. This index is the main determinant of loan loss allowances. Loan loss allowances must be equal to the risk index multiplied by total loans. As the loan portfolio increased by 13.8% in 2006 and the risk index rose 2 basis points, required loan loss allowances rose 15.3%. See “Item 5: F. Selected Statistical Information—Loan by Economic Activity—Classification of Loan Portfolio.”

Charge-offs increased by 2.8% in 2006 compared to 2005, primarily as a result of the growth of our consumer loan portfolio, for which credit risk is higher and loans become loss within much shorter periods than the rest of the loan portfolio. Charge-offs of the consumer loan portfolio increased by 50.0%. This was partially offset by the 44.8% decrease in charge-offs in the commercial loan portfolio. In 2005, the Bank charged off various commercial loans that had been previously restructured and that bear no interest. See “Item 5: F. Selected Statistical Information—Analysis of Loan Loss Allowances” and “Item 5: F. Selected Statistical Information—Classification of Loan Portfolio Based on the Borrower’s Payment Performance.” These loans were already classified as D2 and were 90% provisioned for. Therefore, this increase in charge-offs was offset by the subsequent release of provisions recorded in 2005.

In addition, recoveries on loans previously charged off remained effectively stable in 2006 compared to 2005. Our recovery department is currently being reorganized and expanded in order to keep up with the growth in our retail lending business.

Overall asset quality indicators remained healthy in 2006. Past due loans at December 31, 2006, decreased by 14.9% compared to December 31, 2005. Past due loans as a percentage of total loans decreased from 1.05% at December 31, 2005, to 0.79% at December 31, 2006. Substandard loans increased by 27.2%, primarily due to an increase in substandard consumer loans, which rose mainly as a result of loan growth in this product. Total substandard loans as a percentage of total loans increased from 2.62% at year-end 2005 to 2.93% at year-end 2006, mainly due to the change in loan mix towards higher yielding retail loans, which generally present relatively higher risk than other retail loans.

Fee income

The following table sets forth certain components of our income from services (net of fees paid to third parties directly connected to providing those services, principally fees relating to credit card processing and ATM network administration) in the years ended December 31, 2005, 2006 and 2007.

	Year ended December 31,			% Change
	2005	2006	2007	2005/2006	2006/2007
	(in million of constant Ch$ as of December 31, 2007, except percentages)
Checking accounts & lines of credit	45,586	57,729	57,674	26.6%	(0.1%)
Mutual fund services	20,709	21,530	29,654	4.0%	37.7%
Collection and administration of insurance policies	22,130	24,962	29,096	12.8%	16.6%
Credit cards	15,167	20,037	22,965	32.1%	14.6%
Automatic teller cards	14,890	15,333	16,222	3.0%	5.8%
Insurance brokerage	9,032	12,245	12,006	35.6%	(2.0%)
Stock brokerage	1,777	1,497	7,261	(15.8%)	385.0%
Sales and purchase of foreign currencies	7,111	6,400	5,640	(10.0%)	(11.9%)
Office banking	1,483	2,796	2,823	88.5%	1.0%
Letters of credit, guarantees, pledges and other contingent loans	3,026	2,710	2,645	(10.4%)	(2.4%)
Payment agency services	3,095	2,870	2,549	(7.3%)	(11.2%)
Underwriting	2,560	1,445	1,480	(43.6%)	2.4%
Bank drafts and fund transfers	277	670	306	141.9%	(54.3%)
Savings accounts	262	272	237	3.8%	(12.9%)
Custody and trust services	699	392	(121)	(43.9%)	(130.9%)
Other	4,009	3,755	2,488	(6.3%)	(33.7%)
Total	151,813	174,643	192,925	15.0%	10.5%

2006 and 2007. Total net fee income increased by 10.5% to Ch$192,925 million for the year ended December 31, 2007, compared to 2006. The positive economic environment and the growth of the Bank’s client base led to an overall increase in the usage and penetration of bank products in 2007. The Bank’s total retail banking client base increased by 14.1% in 2007, totaling 2.8 million clients. The number of retail clients with a checking account increased by 13.8% in 2007, reaching 565 thousand. Retail clients (excluding Santander Banefe) who are cross sold, which are defined as clients with a checking account who also uses at least four other banking products, increased by 16.2% at December 31, 2007, compared to December 31, 2006. In Santander Banefe, the number of cross sold clients (clients who also use at least two other products) rose by 18.0% at December 31, 2007, compared to December 31, 2006.

Fees from checking accounts and lines of credit decreased 0.1% in 2007 compared to 2006. In the beginning of 2007, Chile introduced a regulatory change that prohibited banks from charging certain fees to checking account holders for bad check clearance. In the future we do not rule out further regulatory changes that may have a significant impact on fees from our checking accounts and lines of credit. However, our market share in checking accounts continued to rise reaching 27.9% as of November 2007 compared to 27.1% as of November 2006. In 2007, the Bank opened 34.8% of all new checking accounts in Chile.

Fees from our mutual fund asset management subsidiary increased by 37.7%. Total assets under management increased by 25.8% to Ch$2,632,654 million (US$5.3 billion) at December 31, 2007, compared to December 31, 2006.

Fees from collection and administration of insurance policies increased by 16.6% for the year ended December 31, 2007, compared to 2006, primarily due to the growth of our retail loan book that has led to an increase in collection of insurance premiums on these loans on behalf of insurance companies. This growth was partially offset by the 2.0% decrease in insurance brokerage fees mainly due increased competition in this business segment.

Credit card fees increased by 14.6% in 2007 compared to 2006. We were the market leader in bank credit card accounts, with a 36.0% market share at year-end 2007 compared to 35.8% market share as of December 31, 2006. The number of our credit card customer accounts increased by 16.2% to 1,102,630 at December 31, 2007, compared to December 31, 2006. The transaction volumes of credit cards issued by us, measured in UFs, increased by 12.5% in 2007 compared to 2006. The rise in credit card fees is partially offset by the other credit card expenses reflected in “Other operating losses, net.”

The 5.8% rise in ATM fees was mainly driven by the increase in the number of ATMs installed by the Bank. As of December 31, 2007, the Bank had 2,004 ATMs compared to 1,588 ATMs as of December 31, 2006. The rise in ATMs was offset by increased competition in order to obtain favorable ATM locations.

Stock brokerage fees experienced a 385% increase in 2007 compared to the corresponding period in 2006, primarily due to the completion of the merger between Santiago Corredores de Bolsa Ltda, a subsidiary of the Bank, and Santander Investment S.A. Corredores de Bolsa, a non-consolidated affiliate of the Bank, in the first half of 2007. Given the Bank now owns 50.6% of the merged entity and Santander Investment S.A. Corredores de Bolsa had a higher market share in the stock brokerage business than the Bank’s subsidiary, fees from stock brokerage increased significantly in this period.

The decrease in fees from payment agency services, letters of credit, guarantees, pledges and other contingent loan fees, fees from the sale and purchase of foreign currencies, underwriting fees and other fees was mainly due to increased competitive pressure in the Corporate and Middle-market segments. This was offset by a higher return on cash management services provided to these customers, which was reflected in our net interest income. At the same time many of these services are being performed on-line through our office banking system, which increased 1.0% in 2007 compared to 2006. Fees from the sale and purchase of foreign currencies were also negatively affected by the appreciation of the Chilean peso against the dollar.

The following table set forth, for the years indicated, a breakdown of our fee income by segment.

	Year ended December 31,			% Change	% Change
	2005	2006	2007	2005/2006	2006/2007
	in million of constant Ch$ as of December 31, 2007, except percentages
Total individuals	81,715	111,174	123,877	36.1%	11.4%
SMEs	20,560	30,805	37,596	49.8%	22.0%
Institutional lending	1,792	1,290	2,041	(28.0%)	58.2%
Total retail	104,067	143,269	163,514	37.7%	14.1%
Total middle-market	9,251	15,022	14,856	62.4%	(1.1%)
Global Banking & Markets	8,204	9,496	13,635	15.7%	43.6%
Other	30,291	6,856	920	(77.4%)	(86.6%)
Total	151,813	174,643	192,925	15.0%	10.5%

By segment, changes in our fee income also reflect the increase in retail banking products. Retail banking fees increased 14.1% in 2007 compared to 2006, mainly due to the rise in fees from mutual funds, credit cards and the collection and administration of insurance policies.

Fees in the middle market decreased 1.1% in 2007 compared to 2006, reflecting the decline in fees from payment agency services, letters of credit, guarantees, pledges and other contingent loan fees, fees from the sale and purchase of foreign currencies and underwriting fees. This was offset by a higher return on cash management services provided to these customers and office banking fees.

Fees from the middle market and global banking increased 43.6% mainly due to improvements in segmentation, which also explains the 86.6% decreases in other non-segmented fees.

2005 and 2006. Total net fee income increased by 15.0% for the year ended December 31, 2006, compared to 2005. The positive economic environment and the bank’s successful marketing efforts led to an overall increase in the usage and penetration of bank products in 2006. The Bank’s total retail banking client base increased by 11.8% in 2006, totaling 2.4 million clients. The number of retail clients with a checking account increased by 23.0% in 2006, reaching 496 thousand. Middle- and upper-income individual clients, who are cross sold, which are defined as clients with a checking account who also uses at least four other banking products, increased by 30.8% at December 31, 2006, compared to December 31, 2005. In Santander Banefe, the number of cross sold clients (clients who also use at least two other products) rose by 18.1% at December 31, 2006, compared to December 31, 2005.

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

Fees from collection and administration of insurance policies increased by 12.8% for the year ended December 31, 2006, compared to 2005, primarily due to the growth of our mortgage loan book and lower than estimated claim rates, which results in higher administration fees paid by insurers to us.

Fees from our mutual fund asset management subsidiary increased by 4.0%. Total assets under management increased by 35.9% at December 31, 2006, compared to December 31, 2005.

Credit card fees increased by 32.1% in 2006 compared to 2005. We were the market leader in bank credit card accounts, with a 35.8% market share as of December 31, 2006. The transaction volumes of credit cards issued by us, measured in UFs, increased by 12.9% in 2006 compared to 2005. The number of our credit card customer accounts increased by 16.0% to 948,918 at December 31, 2006, compared to December 31, 2005. The rise in credit card fees is partially offset by the other credit card expenses reflected in “Other operating losses, net.”

The 3.0% rise in ATM fees was mainly driven by the increase in the number of ATMs installed by the Bank. As of December 31, 2006, the Bank had 1,588 ATMs compared to 1,422 as of December 31, 2005. The rise in ATMs was offset by increased competition in order to obtain ATM locations with large retailers.

Insurance brokerage fees increased by 35.6% for the year ended December 31, 2006, compared to 2005. This was mainly as a result of an industry-wide expansion of insurance brokerage business as banks have successfully introduced simple and low cost insurance products to the market.

The decrease in fees from payment agency services, letters of credit, guarantees, pledges and other contingent loan fees, fees from the sale and purchase of foreign currencies, underwriting fees and other fees was mainly due to increased competitive pressure in the Corporate and Middle-market segments. This was offset by an increase in the sales of derivatives and other treasury services, which were included in “Other operating income” and a higher return on cash management services provided to these customers, which was reflected in our net interest income.

Office banking fees increased by 88.6% in 2006 compared to 2005 as the Bank has also sought to increase the coverage and pricing of its on-line corporate banking services in order to offset the decrease in collection fees.

By segment, changes in our fee income also reflects the increase in retail banking products. Retail banking fees increased by 37.7% in 2006 compared to 2005, mainly due to the rise in fees from checking accounts, lines of credit, insurance brokerage and credit cards.

Fees from the middle market increased by 62.4% in 2006 compared to 2005, led by the increase in office banking services and the reclassification of the fees from the mutual fund asset management from “other” fee income to fees from the middle market in 2006.

Fees from global banking and markets increased 15.7%, reflecting the increase in treasury services and office banking.

Other operating income (expenses), net

The following table sets forth information regarding our other operating income (expenses), net in the years ended December 31, 2005, 2006 and 2007.

	Year ended December 31,			% Change	% Change
	2005	2006	2007	2005/2006	2006/2007
	(in millions of constant Ch$ as of December 31, 2007, except percentages)
Net gains from trading and mark-to-market	(67,224)	107,775	(126,738)	--%	--%
Foreign exchange transactions, net	77,766	(52,332)	92,425	--%	--%
Sub-total, market related income	10,542	55,443	(34,313)	425.9%	--%
Other operating losses, net	(25,148)	(35,413)	(45,413)	40.8%	28.2%
Total other operating income	(14,606)	20,030	(79,726)	--%	--%

2006 and 2007. Total other operating income, net, amounted to a loss of Ch$79,726 million for the year ended December 31, 2007, compared to a gain of Ch$20,030 million in 2006. Total other operating income, net, consists primarily of (i) the results of our Treasury Department’s trading and hedging activities and financial transactions with customers as well the results of our Financial Management division, and (ii) other operating income and expenses primarily relating to repossessed assets that have not been charged-off, sales force expenses and other expenses relating to the Bank’s marketing and promotional efforts.

Net gains from trading activities and mark-to-market adjustments and foreign exchange transactions totaled a loss of Ch$34,313 million compared to a gain of Ch$55,443 million in 2006. This line item in 2007 included: (i) a loss of Ch$131,020 million from mark-to-market adjustments of our derivatives portfolio and, (ii) a gain of Ch$4,282 million from mark-to-market adjustments and realized gains made in the securities portfolio. The net result from foreign exchange transactions totaled a gain of Ch$92,425 million in 2007. These results mainly included the translation gain or loss of assets and liabilities denominated in foreign currencies (excluding derivatives), which was largely offset by the hedged positions with derivatives. Our exposure to the foreign currency market is limited by guidelines of the Central Bank and our Market Risk Department (see “Item 11: Quantitative and Qualitative Disclosures about Market Risk”).

In order to more easily comprehend the market related income, we present the following table that separates the results between Treasury and Financial Management.

	At December 31,
Market related income	2006	2007	% Change
	(In million of constant Chilean pesos at December 31, 2007)
Treasury	64,585	12,639	(80.4%)
Financial Management	(9,142)	(46,952)	413.6%
Total market related income	55,443	(34,313)	--%

The 80.4% decrease in market related income from our Treasury Division was mainly due to: (i) a one-time gain of Ch$13,516 million recognized in 2006 as a result of the adoption of new accounting standards reflecting recognizing financial instruments at fair value, which resulted in a gain from trading activities and (ii) lower gains from our market making and proprietary trading results. The Bank’s trading positions were negatively affected by the movements of real interest rates, especially in the fourth quarter of 2007. This was partially offset by the results of Santander Global Connect, which includes foreign exchange and derivatives products sold to clients.

The area of Financial Management (Gestión Financiera) carries out the function of managing the structural interest rate risk, the structural position in inflation indexed assets and liabilities, shareholders’ equity and liquidity. The aim of Financial Management is to inject stability and recurrence into the net interest income of commercial activities and to assure the Bank complies with internal and regulatory limits regarding liquidity, regulatory capital, reserve requirements and market risk. The 413.6% increase in the loss recognized by Financial Management was mainly due to derivatives that hedge for inflation and interest rate risk. In 2007, the financial cost of the swaps taken in order to hedge for inflation and interest rate risk totaled Ch$42,465 million compared to Ch$12,899 million in 2006. This higher cost was a direct result of the higher inflation rate in these two periods (see “Item 5: C. Operating Results—Impact of Inflation”). As the Bank’s mortgage portfolio grows, the maturity gap tends to rise as these loans, which are denominated in UF, have a longer maturity than the average maturity of our funding base. As most of long term financial instruments and mortgage loans are denominated in UF and most deposits in nominal pesos, the increase in mortgage lending increments the Bank’s exposure to inflation and to interest rate risk. The size of this gap is limited by internal and regulatory guidelines in order to avoid excessive potential losses due to strong shifts in interest rates (see “Item 11: Quantitative and Qualitative Disclosures About Market Risk”). In order to keep this duration gap below regulatory limits the bank issues long term bonds denominated in UF or interest rate swaps. The financial cost of the bonds is recorded as interest expense, but the financial cost of these swaps is included in the net results from trading and mark-to-market.

In 2007, other operating losses, net, increased by 28.2% to Ch$45,413 million compared to 2006. Total sales force expenses increased 30.0% mainly as a result of our sales efforts in retail banking. Expenses relating to our credit card business increased by 70.0% to Ch$9,172 million for the year ended December 31, 2007, compared to 2006, primarily as a result of higher expenses related to promotions to augment credit card usage. These increased costs were offset by increased fees from our credit cards.

Customer service expenses, which consist primarily of expenses paid to third parties for transporting funds for corporate customers as part of cash management agreements, and the costs of our call center, increased by 24.0% to Ch$14,505 million in 2007 compared to 2006. This was offset by positive performance of our cash management business. We generate fees for collection and corporate e-banking services and generate interest income on the floating balances of these clients. The growth of these expenses also reflects the shift towards more efficient sales channels such as our call center compared to the outsourced sales force.

The results from the sales and expenses in maintaining repossessed assets increased 215.9% to Ch$2,859 million.

2005 and 2006. Total other operating income, net, amounted to a gain of Ch$20,030 million for the year ended December 31, 2006, compared to a loss in 2007. Total other operating income, net, consists primarily of (i) the results of our Treasury Department’s trading and hedging activities and financial transactions with customers, and (ii) other operating income and expenses primarily relating to repossessed assets that have not been charged-off, sales force expenses and other expenses relating to the Bank’s marketing and promotional efforts.

Net gains from trading activities and mark-to-market adjustments and foreign exchange transactions, net for the years ended December 31, 2006 and 2005, are not strictly comparable since 2006 figures include the mark-to-market adjustments of derivatives. In accordance with Circular No. 3345 issued by the Superintendency of Banks, effective January 1, 2006, the accounting standards for valuing financial instruments acquired for trading or investment purposes, including derivative instruments, were amended. In summary, we must record our derivatives portfolio at fair value, and hedge accounting was introduced. (See “Item 5: A. Accounting Standards for Financial Investments and Derivatives” and “—B. Critical Accounting Policies”). Results in 2006 included a gain of Ch$13,516 million following the adoption of new accounting standards reflecting recognizing financial instruments at fair value, which resulted in a gain from trading activities. If we had applied the new accounting standards for the year ended December 31, 2005, the net effect on our results would have been a gain of Ch$7,527 million (this figure has been calculated based on the adjustment under US GAAP for hedge accounting. See Note 26(m)-Derivatives).

In 2006, other operating losses, net, increased by 40.8% compared to 2005. This was primarily due to our increased business activities, which resulted in increases in credit card related expenses and other customer related expenses. Expenses relating to our credit card business increased by 117.7% for the year ended December 31, 2006, compared to 2005, primarily as a result of relatively higher premium rates on fraud insurance covering some of our new cards and an increase in the membership fees paid to Transbank, the company collectively owned by major banks in Chile which runs credit card payment networks in Chile. These increased costs were offset by increased fees from our credit cards.

Customer service expenses, which consist primarily of expenses paid to third parties for transporting funds for corporate customers as part of cash management agreements, and the costs of our call center, increased by 105.0% in 2006 compared to 2005. This was offset by positive performance of our cash management business. We generate fees for collection and corporate e banking services and generate interest income on the floating balances of these clients. The growth of these expenses also reflects the shift towards more efficient sales channels such as our call center compared to the outsourced sales force.

The results from the sales and expenses in maintaining repossessed assets decreased by 78.2% in 2006 compared to 2005.

Other income and expenses, net

The following table sets forth information regarding our operating expenses in the years ended December 31, 2005, 2006 and 2007.

	Year ended December 31,			% Change	% Change
	2005	2006	2007	2005/2006	2006/2007
	(in millions of constant Ch$ as of December 31, 2007, except percentages)
Non-operating income (loss), net	(24,152)	(4,528)	9,799	(81.3%)	--%
Income attributable to investments in other companies	745	844	(1,321)	13.3%	--%
Losses attributable to minority interest	(146)	(162)	(2,055)	11.0%	1,168.5%
Total	(23,553)	(3,846)	6,423	(83.7%)	--%

2006 and 2007. Other income and expenses, net, totaled Ch$6,423 million in 2007 compared to a loss of Ch$3,846 million in 2006. This variation was mainly due to: (i) a 35.7% increase in recovery of previous year expenses, which totaled Ch$9,113 million, (ii) a gain of Ch$2,080 million recognized from the sale of a share the Bank held in the Santiago Stock Exchange and the sale of 17,000 shares of Mastercard, (iii) a 45.4% decrease in charge-offs of repossessed assets, (iv) a 92.8% decrease in provisions for other contingencies. These contingencies are mainly related to non credit risks, including non specific contingencies, tax contingencies and other non credit contingencies or impairments. In 2007, these provisions totaled Ch$504 million.

This was partially offset by the Ch$1,321 million loss recognized by the Bank in income attributable to investment in other companies. This loss was mainly due to a Ch$2,505 million loss recognized by the company Administrador Financiero Transantiago S.A. The Bank owns 20% of this company that is in charge of busfare clearing and financial management services for Santiago’s new transportation network. This network was completely overhauled in 2007, resulting in inefficient service that affected this company’s results. The larger losses attributable to minority interest was mainly due to the merger between Santiago Corredores de Bolsa Ltda, a subsidiary previously owned 100% by the Bank, and Santander Investment S.A. Corredores de Bolsa, an indirect subsidiary of Banco Santander Spain in 2007. As a result of the proposed merger, the Bank owns 51.0% of the merged entity. (See Note 17 to our Audited Consolidated Financial Statements).

2005 and 2006. The net loss recorded in other income and expenses, net, decreased by 83.7% in 2006 compared to 2005, primarily due to a lower level of provisions for other contingencies. These contingencies are mainly related to non credit risks, including non specific contingencies, tax contingencies and other non credit contingencies or impairments. In 2006, these provisions decreased 67.8% compared to 2005. The lower non-operating loss was also due to a lower level of charge-offs of repossessed assets that  decreased 36.2% compared to 2005. This was partially offset by a 52.6% decrease in gains from the sales of repossessed assets previously charged off. (See Note 17 to our Audited Consolidated Financial Statements).

Operating expenses

The following table sets forth information regarding our operating expenses in the years ended December 31, 2005, 2006 and 2007.

	Year ended December 31,			% Change
	2005	2006	2007	2005/2006	2006/2007
	(in millions of constant Ch$ as of December 31, 2007, except percentages)
Personnel salaries and expenses	(152,749)	(171,605)	(176,095)	12.3%	2.6%
Administrative expenses	(110,359)	(119,202)	(121,546)	8.0%	2.0%
Depreciation and amortization	(43,062)	(41,486)	(45,043)	(3.7%)	8.6%
Total	(306,170)	(332,293)	(342,684)	8.5%	3.1%
Efficiency ratio(1)	41.5%	39.0%	36.5%

(1)
The efficiency ratio is the ratio of total operating expenses to total operating revenue. Total operating revenue consists of net interest revenue, income from services, net, and other operating income, net.

2006 and 2007. Operating expenses in 2007 increased by 3.1% compared to 2006. The 2.6% rise in personnel salaries and expenses was mainly due to the 16.6% rise in average headcount in 2007 compared to 2006. This was offset by the end of negotiation bonus paid in conjunction with the signing of the new collective bargaining agreement in the fourth quarter of 2006. This new collective bargaining agreement became effective on March 1, 2007, and will expire on March 1, 2011. As a part of this process, an end of negotiation bonus was paid, which resulted in a one-time cost of Ch$9,263 million in 2006. Excluding this item personnel expenses increased 8.5% and total operating expenses increased 6.1%.

Administrative expenses increased 2.0% in 2007 compared to 2006 mainly as a result of large expenses related to our expansion of the distribution network. This also explain the rise in depreciations and amortizations. Our efficiency ratio, despite higher costs, continued to improve, reaching a record low of 36.5% for the year ended December 31, 2007, compared to 39.0% in 2006. We expect personnel, administrative expenses and depreciation to grow at a higher pace in future periods as a result of our strategy to expand our retail banking business and higher inflation as wages are indexed to CPI. The pace of expansion of our branch and ATM network in the medium-term may vary with fluctuations in the outlook of the Chilean economy.

2005 and 2006. Operating expenses in 2006 increased by 8.5% compared to 2005. The 12.3% rise in personnel salaries and expenses was mainly due to the above mentioned end of negotiation bonus paid in conjunction with the signing of the new collective bargaining agreement in the fourth quarter of 2006. Personnel costs also grew as a result of the 5.4% rise in average headcount in 2006 compared to 2005 and an increase in bonuses paid to business teams for reaching business targets. Our efficiency ratio, despite higher costs, continued to improve, reaching a record low of 39.0% for the year ended December 31, 2006, compared to 41.5% in 2005. Administrative expenses increased by 8.0% for the same periods, reflecting an increase in expenses as a result of the expansion of our distribution network. Depreciation and amortization expenses decreased by 3.7% in 2006 compared to 2005. In the fourth quarter of 2005, the Bank accelerated the depreciation of obsolete IT projects, which resulted in the decline in depreciation expense in 2006. Our efficiency ratio, representing operating expenses divided by operating income, improved from 41.5% in 2005 to a record low of 39.0% in 2006.

Loss from price level restatement

2006 and 2007. The loss from price level restatement totaled Ch$56,325 million in 2007, an increase of 280.4% compared to 2006. We must adjust our capital, fixed assets and other assets for the variations in price levels. Because our capital is larger than the sum of our fixed and other assets, price level restatement usually results in a loss and fluctuates with the inflation rate. The inflation rate used for calculating price level restatement increased in 2007 compared to 2006 (7.44% in 2007 and 2.12% in 2006), resulting in a higher loss from price level restatement. The higher loss from price level restatement is also partially offset by the positive impact of inflation on net interest income. (See “Item 5: C. Operating Results—Impact of Inflation”).

2005 and 2006. The loss from price level restatement decreased 25.6% compared to 2005. We must adjust our capital, fixed assets and other assets for the variations in price levels. Because our capital is larger than the sum of our fixed and other assets, price level restatement usually results in a loss and fluctuates with the inflation rate. The inflation rate used for calculating price level restatement decreased in 2006 compared to 2005 (2.12% in 2006 and 3.62% in 2005), resulting in a lower loss from price level restatement. This was partially offset by an increase in the gap between equity and other assets as we decreased our dividend payment in 2006. The lower loss from price level restatement is also partially offset by the negative impact on net interest income due to lower inflation rates.

Income tax

Our income tax expense decreased by 11.8% to Ch$55,171 million for the year ended December 31, 2007, compared to 2006, primarily due to higher gain from deferred taxes in the year. In 2007 the Bank recognized Ch$11,487 million in deferred tax gains compared to a tax expense of Ch$3,030 million from deferred taxes in 2006. The effective tax rate for 2007 was 15.2% and 16.9% in 2006. The statutory corporate tax rate was 17% (see Note 20 of our Consolidated Financial Statements).

2005 and 2006. Our income tax expense increased by 14.4% for the year ended December 31, 2006, compared to 2005, primarily due to a 16.3% growth of income before taxes. The effective tax rate for 2006 was 16.9%, compared to 17.2% for 2005. The statutory corporate tax rate was 17%.

D. New Accounting Format in 2008

Circular No. 3410 issued by the Superintendency of Banks, which became effective on January 1, 2008, dictated new accounting formats for financial statements. The new accounting formats are congruent with International Accounting Standards, but do not imply a change in accounting standards. Banks are required to adopt the new accounting formats in 2008. The main changes are presented in the table below. These changes do not involve a change to accounting principles and will not impact net income compared to figures that have been presented in the twelve month period ended December 31, 2006 and 2007. Beginning January 1, 2009, Chilean banks will adopt accounting standards more congruent with International Accounting Standards.

Main changes Income statement	Previous format Items that were re-classified	New format Where items have been reclassified
Net interest income	1 Interest income contingent operations 2 Interest income trading portfolio	5 Interest income derivatives for hedging
Provision expense	3 Provisions for repossessed assets 4 Sale of charge-off loans
Fee income		1 Interest income contingent operations
Market related income	5 Interest income derivatives for hedging	2 Interest income trading portfolio 4 Sale of charge-off loans
Other op. expenses	6 Sales force expenses	3 Provisions for repossessed assets
Operating expenses		6 Sales force expenses in administrative expenses
Main changes Balance sheet	Previous format Items that change	New format What change will be
Assets Liabilities	1 Contingent loans 2 Past due loans 3 Loan loss allowances 4 Shareholders’ Equity
1 Contingent loans are held off balance sheet

2 Included in each loan product. Not disclosed separately. We disclose it for information purposes

3 Loans are presented net of loan loss allowances. We disclose it separately for information purposes

4 Shareholders’ Equity will include a provision for future dividends of 30% of net income. Liabilities will also include a new item “Provision for dividends”. Shareholders’ equity also includes minority interests

E. Liquidity and Capital Resources

Sources of Liquidity

Santander-Chile’s liquidity depends upon its (i) capital, (ii) reserves and (iii) financial investments, including investments in government securities. To cover any liquidity shortfalls and to augment its liquidity position, Santander-Chile has established lines of credit with foreign and domestic banks and also has access to Central Bank borrowings.

The following table sets forth our contractual obligations and commercial commitments by time remaining to maturity. The Bank as of the date of the filing of this 20-F has no significant purchase obligations. At December 31, 2007, the scheduled maturities of our contractual obligations and of other commercial commitments, including accrued interest, were as follows:

Contractual Obligations	Due within 1 year	Due after 1 year but within 3 years	Due after 3 years but within 6 years	Due after 6 years	Total 2007
	(in millions of constant Ch$ as of December 2007)
Deposit and other obligations (1)	6,270,194	1,528,645	77,128	11,913	7,887,880
Mortgage finance bonds	57,428	92,792	115,631	168,424	434,275
Subordinated bonds	-	-	133,679	364,537	498,216
Bonds	-	337,120	319,292	568,595	1,225,007
Chilean Central Bank borrowings:	-	-	-	-	-
Credit lines for renegotiations of Loans	3,972	-	-	-	3,972
Other Central Bank borrowings	142,370	-	-	-	142,370
Borrowings from domestic financial institutions	-	-	-	-	-
Investments sold under agreements to Repurchase	166,281	-	-	-	166,281
Foreign borrowings	608,875	357,018	129,578	-	1,095,471
Derivatives	90,982	158,554	148,674	380,007	778,217
Other obligations	137,439	4,943	4,022	1,464	147,868
Total cash obligations	7,477,541	2,479,072	928,004	1,494,940	12,379,557

(1)  Excludes demand deposit accounts and saving accounts.

Operational Leases

Certain bank premises and equipment are leased under various operating leases. Future minimum rental commitments as of December 31, 2007, under non-cancelable leases are as follows:

As of December 31, 2007
(in millions of constant Ch$ as of December 31, 2007)
Due within 1 year	10,093
Due after 1 year but within 2 years	7,073
Due after 2 years but within 3 years	5,238
Due after 3 years but within 4 years	3,477
Due after 4 years but within 5 years	1,559
Due after 5 years	402
Total	27,842

Other Commercial Commitments

At December 31, 2007, the scheduled maturities of other commercial commitments, including accrued interest, were as follows:

Other Commercial Commitments	Due within 1 year	Due after 1 year but within 3 years	Due after 3 years but within 6 years	Due after 6 years	Total 2007
	(in millions of constant Ch$ as of December 2007)
Letters of credit	193,996	19,388	23,277	-	236,661
Guarantees	586,546	28,398	12,698	-	627,642
Other commercial commitments	325,135	915		-	326,050
Total other commercial commitments	1,105,677	48,701	35,975	-	1,190,353

Capital and Reserves

We currently have regulatory capital in excess of the minimum requirement under the current Chilean regulations. According to the General Banking Law, a bank should have regulatory capital of at least 8% of its risk weighted assets, net of required loan loss allowances, and paid in capital and reserves (i.e., the basic capital, as defined above) of at least 3% of its total assets, net of required loan loss allowances. For these purposes, the regulatory capital of a bank is the sum of (1) the bank’s basic capital, (2) subordinated bonds issued by the bank valued at their placement price for an amount up to 50% of its basic capital; provided that the value of the bonds shall decrease by 20% for each year that elapses during the period commencing six years prior to their maturity, and (3) its voluntary allowances for loan losses, for an amount of up to 1.25% of its risk weighted assets. The merger of Old Santander-Chile and Santiago required a special regulatory preapproval of the Superintendency of Banks, which was granted on May 16, 2002. The resolution granting this preapproval imposed a regulatory capital to risk weighted assets ratio of 12% for the merged bank. This indicator was reduced to 11% by the Superintendency of Banks effective January 1, 2005. For purposes of weighing the risk of a bank’s assets, the General Banking Law considers five different categories of assets, based on the nature of the issuer, the availability of funds, the nature of the assets and the existence of collateral securing such assets.

The following table sets forth our regulatory capital at the dates indicated. See Note 13 to our financial statements for a description of the minimum capital requirements.

	As of December 31,
	2006	2007
	(in millions of constant Ch$ as of December 31, 2007, except percentages)
Base net capital	1,031,163	1,129,395
3% of total assets net of provisions	(495,637)	(560,816)
Excess over minimum required equity	535,526	568,579
Base net capital as a percentage of the total assets, net of provisions	6.2%	6.0%
Regulatory capital	1,524,308	1,602,432
11% of risk-weighted assets	(1,326,302)	(1,439,641)
Excess over minimum required equity	198,006	162,791
Regulatory capital as a percentage of risk-weighted assets	12.6%	12.2%

In 2009, the Superintendence of Banks and the Chilean Congress should approve new capital requirements for Chilean banks in line with Basel II accord, which among other amendments require banks to set aside capital for market and operational risks. This could have a significant impact on minimum capital requirements.

Financial Investments

The following table sets forth our investment in Chilean government and corporate securities and certain other financial investments at the dates indicated. Financial investments that have a secondary market are carried at market value. All other financial investments are carried at acquisition cost, plus accrued interest and indexation readjustments, as applicable.

a) Trading

	As of December 31,
	2006	2007
	(in millions of constant Ch$ as of December 31, 2007)
Central Bank and Government Securities
Central Bank securities	409,626	804,086
Chilean Treasury Bonds	43,536	117,240
Other securities	383	-
Subtotal	453,545	921,326
Others Financial Securities
Time deposits in Chilean financial institutions	3,819	10,039
Mortgage finance bonds	24,914	32,713
Chilean financial institutions bonds	47	7,742
Chilean corporate bonds	24,240	11,541
Other Chilean securities	7,805	15,343
Other foreign securities	172,667	6,927
Subtotal	233,492	84,305
Total	687,037	1,005,631

b) Available for sale

	As of December 31,
	2006	2007
	(in millions of constant Ch$ as of December 31, 2007)
Central Bank and Government Securities
Central Bank securities	83,522	336,866
Chilean Treasury Bonds	670	109,194
Other securities	19,909	-
Subtotal	104,101	446,060
Others Financial Securities
Mortgage finance bonds	239,239	273,010
Central Bank and Government Foreign Securities	-	60,565
Other Foreign securities	27,444	-
Subtotal	266,683	333,575
Total	370,784	779,635

c) Held-to-maturity

No financial investments were classified as held-to-maturity as of December 31, 2006 and 2007.

The following table sets forth an analysis of our investments at December 31, 2007, by remaining maturity and  the weighted average nominal rates of such investments.

	Within one year	Weighted average Nominal Rate	After one year but within five years	Weighted average Nominal Rate	After five years but within ten years	Weighted average Nominal Rate	After ten years	Weighted average Nominal Rate	Total	Weighted average Nominal Rate
	(in millions of constant Ch$ as of December 31, 2007)
Held for Trading
Central Bank and Government Securities
Central Bank securities	257,807	4.1	352,048	3.5	136,835	3.2	57,396	3.0	804,086	3.6
Chilean Treasury Bonds	867	4.7	8,826	4.5	70,411	3.5	37,136	3.2	117,240	3.5
Others securities
Subtotal	258,674		360,874		207,246		94,532		921,326
Others Financial Securities
Time deposits in Chilean financial institutions	7,350	4.7	2,689	6.8					10,039	5.2
Mortgage finance bonds	91	3.9	617	4.3	2,299	4.0	29,706	3.9	32,713	3.9
Chilean financial institutions bonds					4,501	5.3	3,241	4.2	7,742	4.8
Chilean corporate bonds			7,625	7.0	3,916	3.9			11,541	6.0
Other Chilean securities	15,343								15,343
Others foreign securities					6,927	5.0			6,927	5.0
Subtotal	22,784		10,931		17,643		32,947		84,305
Total	281,458		371,805		224,889		127,479		1,005,631
Available-for-sale Investments
Central Bank and Government Securities
Central Bank securities	78,284	2.0	151,972	6.1	103,553	4.4	3,057	2.9	336,866	4.6
Chilean Treasury Bonds	18,282	4.7	28,870	4.1	43,779	5.6	18,263	3.2	109,194	3.8
Others securities
Subtotal	96,566		180,842		147,332		21,320		446,060
Others Financial Securities
Mortgage finance bonds	60	4.2	2,294	3.8	11,465	3.9	259,191	4.1	273,010	4.1
Others foreign securities	49,927	5.1			10,638	5.0			60,565	5.1
Subtotal	49,987		2,294		22,103		259,191		333,575
Total	146,553		183,136		169,435		280,511		779,635

Credit Risk Ratings

The Bank also has credit ratings from three international agencies.
Moody’s	Rating
Long-term bank deposits	A2
Senior bonds	Aa3
Subordinated debt	Aa3
Bank Deposits in Local Currency	Aa2
Bank financial strength	B-
Short-term deposits	P-1
Outlook	Stable

Standard & Poor’s	Rating
Long-term Foreign Issuer Credit	A+
Long-term Local Issuer Credit	A+
Short-term Foreign Issuer Credit	A-1
Short-term Local Issuer Credit	A-1
Outlook	Stable

Fitch	Rating
Foreign Currency Long-term Debt	A+
Local Currency Long-term Debt	A+
Foreign Currency Short-term Debt	F1
Local Currency Short-term Debt	F1
Individual rating	B
Outlook	Stable

Working Capital

As a bank, we satisfy our working capital needs through general funding, the majority of which derives from deposits and other borrowings from the public. (See “Item 5: E. Liquidity and Capital Resources—Deposits and Other Borrowings”). In our opinion, our working capital is sufficient for our present needs.

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

Our general policy is to maintain liquidity adequate to ensure our ability to honor withdrawals of deposits, make repayments of other liabilities at maturity, extend loans and meet our own working capital needs. Our minimum amount of liquidity is determined by the statutory reserve requirements of the Central Bank. Deposits are subject to a statutory reserve requirement of 9% for demand deposits and 3.6% for Chilean peso, UF-denominated and foreign currency denominated time deposits with a term of less than a year. (See “Item 4: D. Regulation and Supervision”). The Central Bank has statutory authority to increase these percentages to up to 40% for demand deposits and up to 20% for time deposits. In addition, a 100% special reserve (reserva técnica) applies to demand deposits, deposits in checking accounts, other demand deposits received or obligations payable on sight and incurred in the ordinary course of business, other than deposits unconditionally payable immediately or within a term of less than 30 days and other time deposits payable within 10 days. This special reserve requirement applies to the amount by which the total of such deposits exceeds 2.5 times the amount of a bank’s regulatory capital. Interbank loans are deemed to have a maturity of more than 30 days, even if payable within the following 10 days.

The Central Bank also requires us to comply with the following liquidity limits:

·
Our total liabilities with maturities of less than 30 days cannot exceed our total assets with maturities of less than 30 days by an amount greater than our capital. This limit must be calculated in local currency and foreign currencies together as one gap.

·
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

	Year ended December 31,
	2005	2006	2007
	(in millions of constant Ch$ as of December 31, 2007)
Net cash provided by operating activities	358,433	467,772	547,980

Cash provided by operating activities increased by Ch$80,208 million in 2007 compared to 2006 despite net income only rising by Ch$1,818 million as increases in business activity was partially offset by an increase in two relevant non-cash expenses: (i) provision for loan losses and (ii) price level restatement.

The Ch$109,339 million rise in cash provided by operating activities in 2006 compared to 2005 was mainly due to an increase in business activity and a decrease in the net change in interest accruals in the same period.

	Year ended December 31,
	2005	2006	2007
	(in millions of constant Ch$ as of December 31, 2007)
Net cash provided by (used in) investing activities	(733,299)	(1,284,454)	(1,588,064)

Net cash used in investing activities in 2007 totaled Ch$1,588,064 million compared to Ch$1,284,454 million due to a higher growth of interest earning assets in 2007 compared to 2006.

	Year ended December 31,
	2005	2006	2007
	(in millions of constant Ch$ as of December 31, 2007)
Net cash provided by (used in) financing activities	637,121	653,626	1,156,430

In 2007, the net case from financing activities increased Ch$502,804 million compared to 2006 due to larger proceeds from bonds issued in the year.

Deposits and Other Borrowings

The following table sets forth our average daily balance of liabilities for the years ended December 31, 2005, 2006 and 2007, in each case together with the related average nominal interest rates paid thereon.

	Year ended December 31,
	2005			2006			2007
	Average Balance	% of Total Average Liabilities	Average Nominal Rate	Average Balance	% of Total Average Liabilities	Average Nominal Rate	Average Balance	% of Total Average Liabilities	Average Nominal Rate
	(in millions of constant Ch$ as of December 31, 2007, except percentages)
Savings accounts	126,896	0.9%	4.3%	113,724	0.7%	1.3%	97,873	0.6%	6.2%
Time deposits	5,578,890	37.7%	4.7%	6,878,120	43.5%	5.6%	7,221,846	43.6%	7.5%
Central Bank borrowings	138,754	0.9%	3.7%	90,359	0.6%	5.1%	115,129	0.7%	5.6%
Repurchase agreements	567,134	3.8%	5.0%	586,667	3.7%	4.9%	596,131	3.6%	6.5%
Mortgage finance bonds	881,875	6.0%	9.4%	621,444	3.9%	7.5%	473,126	2.9%	12.4%
Other interest bearing liabilities	1,966,217	13.2%	5.6%	2,318,502	14.7%	6.2%	2,256,925	13.6%	8.4%
Subtotal interest bearing liabilities	9,259,766	62.5%	5.3%	10,608,816	67.1%	5.7%	10,761,030	65.0%	7.8%
Non-interest bearing liabilities
Non-interest bearing deposits	2,090,323	14.1%		1,958,651	12.4%		2,171,605	13.1%
Contingent liabilities	960,937	6.5%		1,020,384	6.5%		1,050,692	6.3%
Other non-interest bearing liabilities	1,407,631	9.5%		989,257	6.2%		1,248,080	7.6%
Shareholders’ equity	1,090,930	7.4%		1,235,728	7.8%		1,317,199	8.0%
Subtotal non-interest bearing liabilities	5,549,821	37.5%		5,204,020	32.9%		5,787,576	35.0%
Total liabilities	14,809,587	100.0%		15,812,836	100.0%		16,548,606	100.0%

Our most important source of funding is our time deposits. Average time deposits represented 43.6% of our average total liabilities and shareholders’ equity in 2007. Our current funding strategy is to continue to utilize all sources of funding in accordance with their costs, their availability and our general asset and liability management strategy. Special emphasis is being placed on lengthening the maturities of time deposits with institutional clients and increasing in general our deposits from retail customers. We also intend to continue to broaden our customer deposit base and to emphasize core deposit funding. We have also followed the strategy in 2007 of increasing senior and subordinated bonds to increase the duration of liabilities and fund the growth of the mortgage portfolio. We believe that broadening our deposit base by increasing the number of account holders has created a more stable funding source.

Composition of Deposits and Other Commitments

The following table sets forth the composition of our deposits and similar commitments at December 31, 2005, 2006 and 2007.

	At December 31,
	2005	2006	2007
	(in millions of constant Ch$ as of December 31, 2007)
Checking accounts	1,597,407	1,787,172	1,984,910
Other demand liabilities	733,272	820,027	880,903
Savings accounts	120,056	108,351	97,155
Time deposits	6,360,653	7,315,038	7,790,725
Other commitments (1)	48,892	60,534	67,662
Total	8,860,280	10,091,122	10,821,355

(1) Includes primarily leasing accounts payable relating to purchases of equipment.

Maturity of Deposits

The following table sets forth information regarding the currency and maturity of our deposits at December 31, 2007, expressed in percentages of our total deposits in each currency category. UF-denominated deposits are similar to peso-denominated deposits in all respects, except that the principal is readjusted periodically based on variations in the Chilean consumer price index.

	Ch$	UF	Foreign Currencies	Total
Demand deposits	2.0	-	-	0.9
Savings accounts	-	2.8	-	1.2
Time deposits:
Maturing within 3 months	62.1	19.8	84.7	47.6
Maturing after 3 but within 6 months	11.8	16.5	14.8	14.2
Maturing after 6 but within 12 months	13.4	25.1	0.4	16.3
Maturing after 12 months	10.7	35.8	0.1	19.8
Total time deposits	98.0	97.2	100.0	97.9
Total deposits	100.0	100.0	100.0	100.0

The following table sets forth information regarding the maturity of our outstanding time deposits in excess of US$100,000 at December 31, 2007.

	Ch$	UF	Foreign Currencies	Total
	(in millions of constant Ch$ as of December 31, 2007)
Time deposits:
Maturing within 3 months	1,728,761	627,472	940,327	3,296,560
Maturing after 3 but within 6 months	372,583	556,665	175,689	1,104,937
Maturing after 6 but within 12 months	448,138	792,832	4,252	1,245,222
Maturing after 12 months	333,326	1,094,374	212	1,427,912
Total time deposits	2,882,808	3,071,343	1,120,480	7,074,631

Short-term Borrowings

The principal categories of our short-term borrowings are amounts borrowed under foreign trade lines of credit, domestic interbank loans, Central Bank borrowings and repurchase agreements. The table below presents the amounts outstanding at each year-end indicated and the weighted-average nominal interest rate for each such year by type of short-term borrowing.

	As of December 31,
	2005		2006		2007
	Balance	Weighted- Average Nominal Interest Rate	Balance	Weighted- Average Nominal Interest Rate	Balance	Weighted- Average Nominal Interest Rate
	(in millions of constant Ch$ as of December 31, 2007, except for rate data)
Balances under repurchase agreements	54,616	1.8%	21,412	4.9%	166,281	6.5%
Central Bank borrowings	190,038	2.1%	144,418	5.1%	142,370	5.6%
Domestic interbank borrowings	2,774	1.6%	-	-	-	-
Borrowings under foreign trade credit lines	1,134,485	4.0%	771,397	7.7%	608,875	13.4%
Total short-term borrowings	1,381,913	2.4%	937,227	6.6%	917,526	10.9%

The following table shows the average balance and the average nominal rate for each short-term borrowing category for the years indicated.

	For the year Ended December 31,
	2005		2006		2007
	Average Balance	Average Nominal Interest Rate	Average Balance	Average Nominal Interest Rate	Average Balance	Average Nominal Interest Rate
	(in millions of constant Ch$ as of December 31, 2007, except for rate data)
Balances under repurchase agreements	567,134	5.0%	586,667	4.9%	596,131	6.5%
Central Bank borrowings	138,754	3.7%	90,359	5.1%	115,129	5.6%
Domestic interbank borrowings	45,726	3.6%	52,961	5.1%	--	--
Borrowings under foreign trade credit lines	342,528	9.6%	1,230,766	5.4%	1,095,196	13.4%
Total short-term borrowings	1,094,142	5.0%	1,960,753	6.9%	1,806,456	10.6%

The following table presents the maximum month-end balances of our principal sources of short-term borrowings during the years indicated.

	Maximum 2005 Month-End Balance	Maximum 2006 Month-End Balance	Maximum 2007 Month-End Balance
	(in millions of constant Ch$ as of December 31, 2007)
Balances under repurchase agreements	636,914	469,654	201,600
Central Bank borrowings	406,858	327,222	427,568
Domestic interbank borrowings	47,170	4,058	4,822
Borrowings under foreign trade credit lines	540,581	1,887,354	1,423,567
Total short-term borrowings	1,631,523	2,688,288	2,057,557

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

	December 31, 2007
	Long-term	Short-term	Total
	(in millions of constant Ch$ as of December 31, 2007)
Central Bank borrowings	-	142,370	142,370
Credit lines for renegotiations of loans	-	3,972	3,972
Balances under repurchase agreements	-	166,281	166,281
Mortgage finance bonds	376,847	57,428	434,275
Other borrowings: bonds	1,225,007	-	1,225,007
Subordinated bonds	498,216	-	498,216
Foreign borrowings	486,596	608,875	1,095,471
Other obligations	10,429	137,439	147,868
Total borrowings	2,597,095	1,116,365	3,713,460

	December 31, 2006
	Long-term	Short-term	Total
	(in millions of constant Ch$ as of December 31, 2006)
Central Bank borrowings	-	144,418	144,418
Credit lines for renegotiations of loans (a)	-	5,458	5,458
Balances under repurchase agreements	-	21,412	21,412
Mortgage finance bonds (b)	499,288	70,365	569,653
Other borrowings: bonds (c)	606,513	1,225	607,738
Subordinated bonds (d)	483,611	43,292	526,903
Foreign borrowings (e)	101,303	771,397	872,700
Other obligations (f)	12,863	56,106	68,969
Total borrowings	1,703,578	1,113,673	2,817,251

(a)  Credit lines for renegotiations of loans

Central Bank borrowings include credit lines for the renegotiations of loans and other Central Bank borrowings. These credit lines were provided by the Central Bank for the renegotiations of loans due to the need to refinance debts as a result of the economic recession and crisis of the banking system in the early 1980’s. The lines for the renegotiations, which are considered long-term, are related with mortgage loans linked to the UF index and bore a real annual interest rate of 3.0% and 3.0% as of December 31, 2006 and 2007, respectively. The following table sets forth, at the dates indicated, our credit lines for renegotiations of loans.

	At December 31,
	2006	2007
	(in millions of constant Ch$ as of December 31, 2007)
Total credit lines for renegotiations of loans	5,458	3,972

The maturities of the outstanding amounts due under these credit lines, which are considered long-term, are as follows:

At December 31, 2007
(in millions of constant Ch$ as of December 31, 2007)
Due within 1 year	3,972
Total	3,972

(b)  Mortgage finance bonds

These bonds are used to finance the granting of mortgage loans. The outstanding principal amounts of the bonds are amortized on a quarterly basis. The range of maturities of these bonds is between five and twenty years. The bonds are linked to the UF index and bear a real weighted-average annual interest rate of 4.6%. The following table sets forth the remaining maturities of our mortgage finance bonds at December 31, 2007.

At December 31, 2007
(in millions of constant Ch$ as of December 31, 2007)
Due within 1 year	57,428
Due after 1 year but within 2 years	47,461
Due after 2 years but within 3 years	45,331
Due after 3 years but within 4 years	41,456
Due after 4 years but within 5 years	36,951
Due after 5 years	205,648
Total mortgage finance bonds	434,275

(c)  Bonds

The following table sets forth, at the dates indicated, our issued bonds.

	At December 31,
	2006	2007
	(in millions of constant Ch$ as of December 31, 2007)
Santiago bonds, Series A,B,C,D and F	9,862	-
Santander bonds denominated in UF	368,277	1,025,758
Santander bonds denominated in US$	229,599	199,249
Total bonds	607,738	1,225,007

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

On December 17, 2004, Santiago Leasing S.A., ceded through public deed a total of UF 3,041,102 (Ch$59,675 million at December 31, 2007) in bonds to Banco Santander-Chile. These bonds are linked to the UF index and bear an annual interest rate of 5.6%. At December 31, 2006 and 2007, the balance was included in Santander bonds linked to the UF.

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

On December 9, 2004, the Bank issued senior bonds denominated in U.S. dollars in an aggregate principal amount of US$400 million. These bonds carry a nominal interest rate of LIBOR plus 0.35% per annum (5.35% and 5.50% at December 2006 and 2007). The interest is payable quarterly and the principal is to be paid after a term of 5 years.

During 2007, the Bank issued senior bonds in the local market for a total of UF 34 million (Ch$667,170 million as of December 31, 2007). Below is a detail of the bonds issued.

Senior bonds 2007

Series	Amount	Maturity	Interest rate (%)
O	UF 5,000,000	4 years	3.30% per year , simple
P	UF 3,000,000	7 years	3.50% per year, simple
Q	UF 2,000,000	9 years	3.70% per year, simple
R	UF 2,000,000	20 years	3.90% per year, compounded
S	UF 2,000,000	30 years	4.10% per year, compounded
T	UF 5,000,000	4 years	3.30% per year, simple
U	UF 5,000,000	6 years	3.70% per year, simple
V	UF 5,000,000	10 years	3.90% per year, simple
W	UF 5,000,000	10 years	4.10% per year, simple
UF 34,000,000

The maturities of these bonds are as follows:

As of December 31, 2007
(in millions of constant Ch$ as of December 31, 2007)
Due within 1 year	-
Due after 1 year but within 2 years	199,249
Due after 2 years but within 3 years	137,872
Due after 3 years but within 4 years	209,543
Due after 4 years but within 5 years	9,390
Due after 5 years	668,953
Total bonds	1,225,007

(d)  Subordinated bonds

The following table sets forth, at the dates indicated, the balances of our subordinated bonds.

	As of December 31,
	2006	2007
	(in millions of constant Ch$ as of December 31, 2007)
Santiago bonds denominated in US$ (1)	45,880	-
Santander bonds denominated in US$ (2) (3)	292,433	263,676
Santiago Bonds linked to the UF (4)	52,664	47,401
Santander Bonds linked to the UF (5) (6) (7)	135,926	187,139
Total subordinated bonds	526,903	498,216

(1)
On July 17, 1997, the former Banco Santiago issued subordinated bonds denominated in U.S. dollars in an aggregate principal amount of US$300 million. The bonds carry a nominal interest rate of 7.0% per annum, with semi-annual interest payments and one repayment of principal after a term of 10 years. These were paid in full in 2007.

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

(4)
The Series C and E Bonds outstanding as of December 31, 2005 and 2006, are intended for the financing of loans with a maturity of greater than one year. They are linked to the UF index and carry an annual interest rate of 7.5% and 6.0% respectively, with interest and principal payments due semi-annually.

(5)	Includes Series C, D and E Bonds, which are linked to the UF index and carry an annual interest rate of 7.0%, with interest and principal payments due semi-annually.

(6)	During 2006, the Bank issued subordinated bonds denominated in UF in an aggregate principal amount of UF5,000,000, which bear an average annual rate of 4.4%.

(7)	During 2007, the Bank issued subordinated bonds in the local market for a total of UF 4 million (Ch$78,491 million as of December 31, 2007). Below is a detail of the bonds issued.

Subordinated bonds

Series	Amount	Maturity	Interest rate (%)
Z	UF 2,000,000	25 años	No interest
X	UF 2,000,000	25 años	4.00% per year, simple
UF 4,000,000

The maturities of these bonds, which are considered long-term, are as follows.

As of December 31, 2007
(in millions of constant Ch$ as of December 31, 2007)
Due within 1 Year	-
Due after 1 year but within 2 years	-
Due after 2 years but within 3 years	-
Due after 3 years but within 4 years	17,349
Due after 4 years but within 5 years	116,330
Due after 5 years	364,537
Total subordinated bonds	498,216

(e)  Foreign borrowings

These are short-term and long-term borrowings from foreign banks. The maturities of these borrowings are as follows.

As of December 31, 2007
(in millions of constant Ch$ as of December 31, 2007)
Due within 1 Year	608,875
Due after 1 year but within 2 years	241,588
Due after 2 years but within 3 years	115,430
Due after 3 years but within 4 years	129,578
Due after 4 years but within 5 years	-
Due after 5 years	-
Total foreign borrowings	1,095,471

The foreign borrowings are denominated principally in U.S. dollars, and are principally used to fund the Bank’s foreign trade loans, and bear an annual average interest rate of 5.3% and 1.3% at December 31, 2006 and 2007, respectively.

(f)  Other obligations

Other obligations are summarized as follows.

As of December 31, 2007
(in millions of constant Ch$ as of December 31, 2007)

Due within 1 Year	38,808
Due after 1 year but within 2 years	2,785
Due after 2 years but within 3 years	2,158
Due after 3 years but within 4 years	1,915
Due after 4 years but within 5 years	1,294
Due after 5 years	2,277
Total long term obligations	49,237
Amounts due to credit card operators	23,497
Acceptance of letters of credit	75,134
Total short-term obligations	98,631
Total other obligations	147,868

Other Off-Balance Sheet Arrangements and Commitments

We are party to transactions with off balance sheet risk in the normal course of our business. These transactions expose us to credit risk in addition to amounts recognized in the consolidated financial statements.

These transactions include commitments to extend credit not otherwise accounted for as contingent loans, such as overdraft protection and credit card lines of credit. Such commitments are agreements to lend to a customer at a future date, subject to the customer compliance with the contractual terms. The aggregate amount of these commitments was Ch$2,480,684 million at December 31, 2007, which will be financed with our deposit base. Since a substantial portion of these commitments is expected to expire without being drawn upon, the total amount of commitments does not necessarily represent our actual future cash requirements. We use the same credit policies in making commitments to extend credit as we do for granting loans. In the opinion of our management, our outstanding commitments do not represent an unusual credit risk.

From time to time, the Bank enters into agreements to securitize certain assets by selling those assets to unconsolidated and unaffiliated entities, which then sell debt securities secured by those assets. These sales are non recourse to the Bank. However, in the past, the Bank has occasionally purchased a subordinated bond issued by the unconsolidated entity. At December 31, 2007, we did not hold any of these subordinated bonds in our investment portfolio.

Asset and Liability Management

Please refer to “Item 11: Quantitative and Qualitative Disclosure about Market Risk—Asset and Liability Management” regarding our policies with respect to asset and liability management.

Capital Expenditures

The following table reflects capital expenditures in each of the three years ended December 31, 2005, 2006 and 2007:

	For the Year Ended December 31,
	2005	2006	2007
	(in millions of constant Ch$ as of December 31, 2007)
Land and Buildings	6,105	10,892	12,872
Machinery and Equipment	11,398	8,352	8,512
Furniture and Fixtures	4,097	4,410	4,987
Vehicles	929	898	390
Other	1,035	2,437	3,362
Total	23,564	26,989	30,123

The increase in capital expenditures in 2007 compared to 2006 was mainly due to the investment in branches and ATMs. In 2008, we expect a similar level of investment in expanding our distribution network.

F. Selected Statistical Information

The following information is included for analytical purposes and should be read in conjunction with our financial statements as well as the discussion in “Item 5: Operating and Financial Review and Prospects.” Pursuant to Chilean GAAP, the financial data in the following tables for all periods through December 31, 2006, have been restated in constant Chilean pesos as of December 31, 2007. The UF is linked to, and is adjusted daily to, reflect changes in the previous month’s Chilean consumer price index. See Note 1(c) to our financial statements.

Average Balance Sheets, Income Earned from Interest-Earning Assets and Interest Paid on Interest-Bearing Liabilities

The average balances for interest-earning assets and interest-bearing liabilities, including interest and readjustments received and paid, have been calculated on the basis of daily balances for us on an unconsolidated basis. Such average balances are presented in Chilean pesos, UFs and in foreign currencies (principally U.S. dollars). Figures from our subsidiaries have been calculated on the basis of monthly balances. The average balances of our subsidiaries, except Santander S.A. Agente de Valores , have not been categorized by currency. As such it is not possible to calculate average balances by currency for such subsidiaries on the basis of daily, weekly or monthly balances.

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

Non-performing loans that are overdue for 90 days or less have been included in each of the various categories of loans, and therefore affect the various averages. Non-performing loans consist of loans as to which either principal or interest is overdue (i.e., non accrual loans) and restructured loans earning no interest. Non-performing loans that are overdue for 90 days or more are shown as a separate category of loans (“Past due loans”). Interest and/or indexation readjustments received on all non-performing U.S. dollar-denominated loans during the periods are included as interest revenue. However, all peso-denominated loans that are classified as non-performing do not accrue interest or indexation adjustments as interest revenue.

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

The average balances for 2005 have been reclassified for comparative purposes in line with the changes made to the financial statements for those years under the new accounting standards adopted in 2006 regarding Financial Investments and Derivatives.

The following tables show, by currency of denomination, average balances and, where applicable, interest amounts and real rates for our assets and liabilities for the years ended December 31, 2005, 2006 and 2007.

	Year ended December 31,
	2005				2006				2007
	Average Balance	Interest Earned	Average Real Rate	Average Nominal Rate	Average Balance	Interest Earned	Average Real Rate	Average Nominal Rate	Average Balance	Interest Earned	Average Real Rate	Average Nominal Rate
ASSETS
Interest-earning assets
Interbank deposits
Ch$	41,521	1,800	0.7%	4.3%	24,313	1,338	3.3%	5.5%	-	-	-	-
UF	11,129	802	3.5%	7.2%	7,063	470	4.4%	6.7%	-	-	-	-
Foreign currencies	-	-	-	-	-	-	-	-	-	-	-	-
Subtotal	52,650	2,602	1.3%	4.9%	31,376	1,808	3.6%	5.8%	-	-	-	-
Financial investments
Ch$	550,403	32,314	2.2%	5.9%	717,843	47,625	4.4%	6.6%	648,790	55,849	1.1%	8.6%
UF	662,601	58,255	5.0%	8.8%	600,713	49,398	6.0%	8.2%	644,669	84,436	5.3%	13.1%
Foreign currencies	1,358,066	45,276	(8.3%)	3.3%	1,104,673	64,510	7.7%	5.8%	710,387	44,080	(8.3%)	6.2%
Subtotal	2,571,070	135,845	(2.6%)	5.3%	2,423,229	161,533	6.3%	6.7%	2,003,846	184,365	(0.9%)	9.2%
Commercial Loans
Ch$	3,326,667	463,999	10.0%	13.9%	3,982,715	616,584	13.1%	15.5%	4,238,656	698,148	8.4%	16.5%
UF	4,168,931	361,501	4.9%	8.7%	5,169,911	362,434	4.8%	7.0%	5,525,904	656,830	4.1%	11.9%
Foreign currencies	688,105	27,470	(7.8%)	4.0%	734,250	43,724	7.8%	6.0%	838,385	49,181	(8.6%)	5.9%
Subtotal	8,183,703	852,970	5.9%	10.4%	9,886,876	1,022,742	8.4%	10.3%	10,602,945	1,404,159	4.8%	13.2%
Mortgage loans
Ch$	568	37	2.7%	6.4%	496	40	5.8%	8.0%	2,785	233	0.9%	8.4%
UF	813,557	88,247	7.0%	10.8%	590,000	52,629	6.7%	8.9%	426,195	58,176	5.8%	13.7%
Foreign currencies	-	-		-	-	-	-	-	-	-	-	-
Subtotal	814,125	88,284	7.0%	10.8%	590,496	52,669	6.7%	8.9%	428,980	58,409	5.7%	13.6%
Contingent loans
Ch$	163,467	2,079	(2.3%)	1.3%	218,149	2,976	(0.7%)	1.4%	252,616	3,088	(5.8%)	1.2%
UF	241,950	2,352	(2.6%)	1.0%	286,722	3,070	(1.0%)	1.1%	275,980	3,137	(5.9%)	1.1%
Foreign currencies	553,038	1,054	(11.1%)	0.2%	513,165	957	2.0%	0.2%	519,060	893	(13.5%)	0.2%
Subtotal	958,455	5,485	(7.4%)	0.6%	1,018,036	7,003	0.5%	0.7%	1,047,656	7,118	(9.6%)	0.7%
Past due loans
Ch$	54,744	8,371	11.3%	15.3%	50,673	10,059	17.4%	19.8%	59,170	11,476	11.1%	19.4%
UF	74,895	-	(3.5%)	-	49,976	-	(2.1%)	-	47,511	-	(6.9%)	-
Foreign currencies	1,456	-	(11.3%)	-	1,688	-	1.8%	-	1,970	-	(13.6%)	-
Subtotal	131,095	8,371	2.6%	6.4%	102,337	10,059	7.6%	9.8%	108,651	11,476	2.8%	10.6%
Total interest-earning assets
Ch$	4,137,370	508,600	8.4%	12.3%	4,994,189	678,622	11.2%	13.6%	5,202,017	768,794	6.8%	14.8%
UF	5,973,063	511,157	4.8%	8.6%	6,704,385	468,001	4.8%	7.0%	6,920,259	802,579	3.9%	11.6%
Foreign currencies	2,600,665	73,800	(8.8%)	2.8%	2,353,776	109,191	6.5%	4.6%	2,069,802	94,154	(9.7%)	4.5%
Subtotal	12,711,098	1,093,557	3.2%	8.6%	14,052,350	1,255,814	7.3%	8.9%	14,192,078	1,665,527	3.0%	11.7%

	Year ended December 31,
	2005				2006				2007
	Average Balance	Interest Earned	Average Real Rate	Average Nominal Rate	Average Balance	Interest Earned	Average Real Rate	Average Nominal Rate	Average Balance	Interest Earned	Average Real Rate	Average Nominal Rate
	(in millions of constant Ch$ as of December 31, 2007, except for rate data)
NON-INTEREST-EARNING ASSETS
Cash
Ch$	640,148	-	-	-	369,839	-	-	-	394,673	-	-	-
UF	-	-	-	-	-	-	-	-	-	-	-	-
Foreign currencies	15,664	-	-	-	15,260	-	-	-	17,595	-	-	-
Subtotal	655,812	-	-	-	385,099	-	-	-	412,268	-	-	-
Reserves for loan losses						-	-	-		-	-	-
Ch$	(184,069)	-	-	-	(166,397)	-	-	-	(205,786)	-	-	-
UF	-	-	-	-	-	-	-	-	-	-	-	-
Foreign currencies	-	-	-	-	-	-	-	-	-	-	-	-
Subtotal	(184,069)	-	-	-	(166,397)	-	-	-	(205,786)	-	-	-
Fixed Assets						-	-	-		-	-	-
Ch$	215,563	-	-	-	244,451	-	-	-	237,476	-	-	-
UF	-	-	-	-	-	-	-	-	-	-	-	-
Foreign currencies	-	-	-	-	-	-	-	-	-	-	-	-
Subtotal	215,563	-	-	-	244,451	-	-	-	237,476	-	-	-
Other assets						-	-	-		-	-	-
Ch$	246,925	-	-	-	732,896	-	-	-	556,310	-	-	-
UF	23,756	-	-	-	30,769	-	-	-	341,174	-	-	-
Foreign currencies	1,140,502	-	-	-	533,668	-	-	-	1,015,086	-	-	-
Subtotal	1,411,183	-	-	-	1,297,333	-	-	-	1,912,570	-	-	-
Total non-interest earning assets						-	-	-		-	-	-
Ch$	918,567	-	-	-	1,180,789	-	-	-	982,673	-	-	-
UF	23,756	-	-	-	30,769	-	-	-	341,174	-	-	-
Foreign currencies	1,156,166	-	-	-	548,928	-	-	-	1,032,681	-	-	-
Total	2,098,489	-	-	-	1,760,486	-	-	-	2,356,528	-	-	-
TOTAL ASSETS
Ch$	5,055,937	508,600	-	-	6,174,978	678,622	-	-	6,184,690	768,794	-	-
UF	5,996,819	511,157	-	-	6,735,154	468,001	-	-	7,261,433	802,579	-	-
Foreign currencies	3,756,831	73,800	-	-	2,902,704	109,191	-	-	3,102,483	94,154	-	-
Total	14,809,587	1,093,557	-	-	15,812,836	1,255,814	-	-	16,548,606	1,665,527	-	-

	Year ended December 31,
	2005				2006				2007
	Average Balance	Interest Paid	Average Real Rate	Average Nominal Rate	Average Balance	Interest Paid	Average Real Rate	Average Nominal Rate	Average Balance	Interest Paid	Average Real Rate	Average Nominal Rate
LIABILITIES AND SHAREHOLDERS' EQUITY
Interest-bearing liabilities
Savings accounts
Ch$	462	3	(2.9%)	0.6%	639	10	(0.5%)	1.6%	665	11	(5.4%)	1.7%
UF	126,434	5,400	0.6%	4.3%	113,085	1,457	(0.8%)	1.3%	97,208	6,055	(1.1%)	6.2%
Foreign currencies	-	-	-	-	-	-	-	-	-	-	-	-
Subtotal	126,896	5,403	0.6%	4.3%	113,724	1,467	(0.8%)	1.3%	97,873	6,066	(1.2%)	6.2%
Time deposits
Ch$	2,345,452	103,079	0.7%	4.4%	3,617,765	222,506	3.9%	6.2%	3,622,601	220,828	(1.3%)	6.1%
UF	2,293,491	136,168	2.2%	5.9%	2,254,295	105,458	2.5%	4.7%	2,473,893	267,483	3.1%	10.8%
Foreign currencies	939,947	23,174	(9.1%)	2.5%	1,006,060	47,448	6.6%	4.7%	1,125,352	51,810	(9.7%)	4.6%
Subtotal	5,578,890	262,421	(0.3%)	4.7%	6,878,120	375,412	3.9%	5.6%	7,221,846	540,121	(1.1%)	7.5%
Central Bank borrowings
Ch$	124,276	4,027	(0.4%)	3.2%	35,325	1,866	3.1%	5.3%	110,852	5,987	(1.9%)	5.4%
UF	14,478	1,069	3.6%	7.4%	55,034	2,735	2.8%	5.0%	4,277	418	2.2%	9.8%
Foreign currencies	-	-	-	-	-	-	-	-	-	-	-	-
Subtotal	138,754	5,096	0.1%	3.7%	90,359	4,601	2.9%	5.1%	115,129	6,405	(1.7%)	5.6%
Repurchase agreements
Ch$	259,948	7,858	(0.6%)	3.0%	412,044	19,781	2.6%	4.8%	426,328	29,872	(0.4%)	7.0%
UF	208,398	11,451	1.8%	5.5%	12,209	611	2.8%	5.0%	32,954	1,625	(2.3%)	4.9%
Foreign currencies	98,788	9,342	(2.9%)	9.5%	162,414	8,246	6.9%	5.1%	136,849	7,315	(9.0%)	5.3%
Subtotal	567,134	28,651	(0.1%)	5.0%	586,667	28,638	3.8%	4.9%	596,131	38,812	(2.5%)	6.5%
Mortgage finance bonds
Ch$	-	-	-	-	-	-	-	-	-	-	-	-
UF	881,875	82,612	5.5%	9.4%	621,444	46,341	5.2%	7.5%	473,126	58,591	4.6%	12.4%
Foreign currencies	-	-	-	-	-	-	-	-	-	-	-	-
Subtotal	881,875	82,612	5.5%	9.4%	621,444	46,341	5.2%	7.5%	473,126	58,591	4.6%	12.4%
Other interest-bearing liabilities
Ch$	42,130	1,609	0.2%	3.8%	52,310	2,774	3.1%	5.3%	35,715	2,532	(0.3%)	7.1%
UF	222,189	34,792	11.6%	15.7%	458,198	35,144	5.4%	7.7%	804,503	107,531	5.5%	13.4%
Foreign currencies	1,701,898	73,172	(7.5%)	4.3%	1,807,994	103,631	7.6%	5.7%	1,416,707	79,853	(8.8%)	5.6%
Subtotal	1,966,217	109,573	(5.1%)	5.6%	2,318,502	141,549	7.1%	6.2%	2,256,925	189,916	(3.5%)	8.4%
Total interest-bearing liabilities
Ch$	2,772,268	116,576	0.6%	4.2%	4,118,083	246,937	3.8%	6.0%	4,196,161	259,230	(1.2%)	6.2%
UF	3,746,865	271,492	3.5%	7.2%	3,514,265	191,746	3.3%	5.5%	3,885,961	441,703	3.7%	11.4%
Foreign currencies	2,740,633	105,688	(7.8%)	3.9%	2,976,468	159,325	7.2%	5.4%	2,678,908	138,978	(9.2%)	5.2%
Total	9,259,766	493,756	(0.7%)	5.3%	10,608,816	598,008	4.6%	5.7%	10,761,030	839,911	(1.4%)	7.8%

	Year ended December 31,
	2005				2006				2007
	Average Balance	Interest Paid	Average Real Rate	Average Nominal Rate	Average Balance	Interest Paid	Average Real Rate	Average Nominal Rate	Average Balance	Interest Paid	Average Real Rate	Average Nominal Rate
	(in millions of constant Ch$ as f December 31, 2007, except for rate data)
NON-INTEREST-BEARING LIABILITIES
Non-interest-bearing demand deposits
Ch$	2,090,323	-	-	-	1,958,610	-	-	-	2,171,559	-	-	-
UF	-	-	-	-	37	-	-	-	25	-	-	-
Foreign currencies	-	-	-	-	4	-	-	-	21	-	-	-
Subtotal	2,090,323	-	-	-	1,958,651	-	-	-	2,171,605	-	-	-
Contingent obligations
Ch$	163,466	-	-	-	218,149	-	-	-	252,616	-	-	-
UF	241,950	-	-	-	286,722	-	-	-	275,980	-	-	-
Foreign currencies	555,521	-	-	-	515,513	-	-	-	522,096	-	-	-
Subtotal	960,937	-	-	-	1,020,384	-	-	-	1,050,692	-	-	-
Other non-interest-bearing liabilities
Ch$	738,720	-	-	-	650,520	-	-	-	918,851	-	-	-
UF	454,110	-	-	-	175,902	-	-	-	227,932	-	-	-
Foreign currencies	214,801	-	-	-	162,835	-	-	-	101,297	-	-	-
Subtotal	1,407,631	-	-	-	989,257	-	-	-	1,248,080	-	-	-
Shareholders’ equity
Ch$	1,090,930	-	-	-	1,235,728	-	-	-	1,317,199	-	-	-
UF	-	-	-	-	-	-	-	-	-	-	-	-
Foreign currencies	-	-	-	-	-	-	-	-	-	-	-	-
Subtotal	1,090,930	-	-	-	1,235,728	-	-	-	1,317,199	-	-	-
Total non-interest-bearing liabilities and shareholders’ equity
Ch$	4,083,439	-	-	-	4,063,007	-	-	-	4,660,225	-	-	-
UF	696,060	-	-	-	462,661	-	-	-	503,937	-	-	-
Foreign currencies	770,322	-	-	-	678,352	-	-	-	623,414	-	-	-
Total	5,549,821	-	-	-	5,204,020	-	-	-	5,787,576	-	-	-
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY
Ch$	6,855,707	116,576			8,181,090	246,937			8,856,386	259,230
UF	4,442,925	271,492			3,976,926	191,746			4,389,898	441,703
Foreign currencies	3,510,955	105,688			3,654,820	159,325			3,302,322	138,978
Total	14,809,587	493,756			15,812,836	598,008			16,548,606	839,911

Changes in Net Interest Revenue and Interest Expense: Volume and Rate Analysis

The following table allocates, by currency of denomination, changes in our interest revenue and interest expense between changes in the average volume of interest-earning assets and interest-bearing liabilities and changes in their respective nominal interest rates for 2007 compared to 2006 and 2006 compared to 2005. Volume and rate variances have been calculated based on movements in average balances over the period and changes in nominal interest rates on average interest-earning assets and average interest-bearing liabilities.

	Increase (Decrease) from 2005 to 2006 Due to Changes in			Net Change	Increase (Decrease) from 2006 to 2007 Due to Changes in			Net Change
	Volume	Rate	Rate and Volume	from 2005 to 2006	Volume	Rate	Rate and Volume	from 2006 to 2007
Interest-earning assets
Interbank deposits
Ch$	(746)	484	(200)	(462)	(1,338)	(1,338)	1,338	(1,338)
UF	(293)	(62)	23	(332)	(470)	(470)	470	(470)
Foreign currencies	-	-	-	-	-	-	-	-
Subtotal	(1,039)	422	(177)	(794)	(1,808)	(1,808)	1,808	(1,808)
Financial investments
Ch$	9,830	4,203	1,278	15,311	(4,581)	14,168	(1,363)	8,224
UF	(5,441)	(3,768)	352	(8,857)	3,614	29,281	2,143	35,038
Foreign currencies	(8,448)	34,032	(6,350)	19,234	(23,025)	4,036	(1,441)	(20,430)
Subtotal	(4,059)	34,467	(4,720)	25,688	(23,992)	47,485	(661)	22,832
Commercial Loans
Ch$	91,505	51,019	10,061	152,585	39,624	39,408	2,532	81,564
UF	86,799	(69,241)	(16,625)	933	24,957	252,081	17,358	294,396
Foreign currencies	1,842	13,506	906	16,254	6,201	(652)	(92)	5,457
Subtotal	180,146	(4,716)	(5,658)	169,772	70,782	290,837	19,798	381,417
Mortgage loans
Ch$	(5)	9	(1)	3	183	2	8	193
UF	(24,249)	(15,676)	4,307	(35,618)	(14,612)	27,906	(7,747)	5,547
Foreign currencies	-	-	-	-	-	-	-	-
Subtotal	(24,254)	(15,667)	4,306	(35,615)	(14,429)	27,908	(7,739)	5,740
Contingent loans
Ch$	695	151	51	897	470	(309)	(49)	112
UF	435	239	44	718	(115)	189	(7)	67
Foreign currencies	(76)	(23)	2	(97)	11	(74)	(1)	(64)
Subtotal	1,054	367	97	1,518	366	(194)	(57)	115
Past due loans
Ch$	(622)	2,496	(186)	1,688	1,687	(231)	(39)	1,417
UF	-	-	-	-	-	-	-	-
Foreign currencies	-	-	-	-	-	-	-	-
Total	(622)	2,496	(186)	1,688	1,687	(231)	(39)	1,417
Total interest-earning assets
Ch$	100,657	58,362	11,003	170,022	36,045	51,700	2,427	90,172
UF	57,250	(88,508)	(11,898)	(43,156)	13,375	308,985	12,216	334,576
Foreign currencies	(6,682)	47,515	(5,442)	35,391	(16,813)	3,311	(1,534)	(15,037)
Total	151,225	17,369	(6,337)	162,257	32,607	363,996	13,109	409,711

	Increase (Decrease) from 2005 to 2006 Due to Changes in			Net Change	Increase (Decrease) from 2006 to 2007 Due to Changes in			Net Change
	Volume	Rate	Rate and Volume	from 2005 to 2006	Volume	Rate	Rate and Volume	from 2006 to 2007
Interest-bearing liabilities
Savings accounts
Ch$	1	4	2	7	0	1	0	2
UF	(570)	(3,771)	398	(3,943)	(205)	5,587	(784)	4,598
Foreign currencies	-	-	-	-	-	-	-	-
Subtotal	(569)	(3,767)	400	(3,936)	(205)	5,588	(784)	4,600
Time deposits
Ch$	55,916	41,175	22,336	119,427	297	(1,972)	(3)	(1,678)
UF	(2,327)	(28,877)	494	(30,711)	10,273	138,281	13,470	162,025
Foreign currencies	1,630	21,156	1,488	24,274	5,626	(1,129)	(134)	4,363
Subtotal	55,219	33,454	24,318	112,990	16,196	135,180	13,333	164,710
Central Bank borrowings
Ch$	(2,882)	2,539	(1,817)	(2,161)	3,990	42	89	4,121
UF	2,995	(349)	(979)	1,666	(2,523)	2,649	(2,443)	(2,317)
Foreign currencies	-	-	-	-	-	-	-	-
Subtotal	113	2,190	(2,796)	(495)	1,467	2,691	(2,354)	1,804
Repurchase agreements
Ch$	4,598	4,621	2,704	11,923	686	9,090	315	10,091
UF	(10,780)	(1,016)	957	(10,840)	1,039	(9)	(15)	1,014
Foreign currencies	6,017	(4,326)	(2,786)	(1,096)	(1,298)	436	(69)	(931)
Subtotal	(165)	(721)	875	(13)	427	9,517	231	10,174
Mortgage finance bonds
Ch$	-	-	-	-	-	-	-	-
UF	(24,397)	(16,850)	4,976	(36,271)	(11,060)	30,617	(7,307)	12,250
Foreign currencies	-	-	-		-	-	-	-
Subtotal	(24,397)	(16,850)	4,976	(36,271)	(11,060)	30,617	(7,307)	12,250
Other interest-bearing liabilities
Ch$	389	625	151	1,165	(880)	933	(296)	(243)
UF	36,956	(17,750)	(18,855)	351	26,561	26,099	19,726	72,386
Foreign currencies	4,561	24,379	1,520	30,460	(22,428)	(1,723)	373	(23,778)
Subtotal	41,906	7,254	(17,184)	31,976	3,253	25,309	19,803	48,365
Total interest-bearing liabilities
Ch$	58,022	48,964	23,376	130,361	4,093	8,094	105	12,292
UF	1,877	(68,613)	(13,009)	(79,748)	24,085	203,224	22,647	249,956
Foreign currencies	12,208	41,209	222	53,638	(18,100)	(2,416)	170	(20,346)
Total	72,107	21,560	10,589	104,251	10,078	208,902	22,922	241,902

Interest-Earning Assets: Net Interest Margin

The following table analyzes, by currency of denomination, the levels of average interest-earning assets and net interest earned by Santander-Chile, and illustrates the comparative margins obtained, for each of the years indicated in the table.

	Year ended December 31,
	2005	2006	2007
	( in millions of constant Ch$ as of December 31, 2007, except percentages)
Total average interest-earning assets
Ch$	4,137,370	4,994,189	5,202,017
UF	5,973,063	6,704,385	6,920,259
Foreign currencies	2,600,665	2,353,776	2,069,802
Total	12,711,098	14,052,350	14,192,078
Net interest earned (1)
Ch$	392,024	431,685	509,564
UF	239,665	276,255	360,876
Foreign currencies	(31,888)	(50,134)	(44,824)
Total	599,801	657,806	825,616
Net interest margin (2)
Ch$	9.5%	8.6%	9.8%
UF	4.0%	4.1%	5.2%
Foreign currencies	(1.2%)	(2.1%)	(2.2%)
Total	4.7%	4.7%	5.8%
Net interest margin, excluding contingent loans (2) (3)
Ch$	9.9%	9.0%	10.3%
UF	4.2%	4.3%	5.4%
Foreign currencies	(1.6%)	(2.7%)	(2.9%)
Total	5.1%	5.0%	6.3%

(1)	Net interest earned is defined as interest revenue earned less interest expense incurred.

(2)	Net interest margin is defined as net interest earned divided by average interest-earning assets.

(3)	Pursuant to Chilean GAAP, Santander-Chile also includes contingent loans as interest-earning assets. See “Item 5: F. Selected Statistical Information—Loan Portfolio—Contingent Loans.”

Return on Equity and Assets; Dividend Payout

The following table presents certain information and selected financial ratios for Santander-Chile for the years indicated.

	Year ended December 31,
	2005	2006	2007
	(in millions of constant Ch$ as of December 31, 2007, except for percentages)
Net income	263,006	306,829	308,647
Average total assets	14,809,587	15,812,836	16,548,606
Average shareholders’ equity	1,090,930	1,235,728	1,317,199
Net income as a percentage of:
Average total assets	1.8%	1.9%	1.9%
Average shareholders’ equity	24.1%	24.8%	23.4%
Average shareholders’ equity as a percentage of:
Average total assets	7.4%	7.8%	8.0%
Declared cash dividend	170,952	199,439	n/a
Dividend payout ratio, based on net income	65%	65%	n/a

Loan Portfolio

The following table analyzes our loans by product type. Except where otherwise specified, all loan amounts stated below are before deduction for loan loss allowances. Total loans reflect our loan portfolio, including principal amounts of past due loans.

	As of December 31,
	2003	2004	2005	2006	2007
	(in millions of constant Ch$ as of December 31, 2007)
Commercial loans:
General commercial loans	2,927,125	3,583,411	4,010,294	4,349,409	4,657,869
Foreign trade loans	504,016	562,225	561,487	796,964	812,696
Interbank loans	166,638	148,914	213,568	162,762	45,961
Leasing contracts	503,252	570,973	728,374	821,280	879,731
Other outstanding loans	965,370	1,520,230	2,255,967	2,880,962	3,346,318
Subtotal commercial loans	5,066,401	6,385,753	7,769,690	9,011,377	9,742,575
Mortgage loans backed by mortgage bonds
Residential	1,046,370	658,651	454,308	353,669	267,403
Commercial	694,065	388,462	242,097	168,327	117,944
Subtotal mortgage loans	1,740,435	1,047,113	696,405	521,996	385,347
Consumer loans	905,497	1,227,748	1,527,284	1,934,465	2,033,125
Past due loans	198,175	149,011	116,893	99,445	116,654
Subtotal	7,910,508	8,809,625	10,110,272	11,567,283	12,277,701
Contingent loans (1)	965,885	990,002	1,019,796	1,098,775	1,191,279
Total loans (2)	8,876,393	9,799,627	11,130,068	12,666,058	13,468,980

(1)	For purposes of loan classification, contingent loans are considered as commercial loans.

(2)
All of the above categories except mortgage loans, past due loans and contingent loans are combined into “Loans” as reported in the tables set forth under “Item 5: F. Selected Statistical Information—Average Balance Sheets, Income Earned from Interest-Earning Assets And Interest Paid on Interest Bearing Liabilities.”

The loan categories are as follows:

Commercial loans are long-term and short-term loans granted in Chilean pesos, on an adjustable or fixed rate basis, primarily to finance working capital or investments. Starting January 1, 2004, checking overdraft lines for companies are classified as commercial loans.

Foreign trade loans are fixed rate, short-term loans made in foreign currencies (principally US$) to finance imports and exports.

Interbank loans are fixed rate, short-term loans to financial institutions that operate in Chile.

Leasing contracts are agreements for the financial leasing of capital equipment and other property.

Other outstanding loans mainly include mortgage loans (fixed and variable rate) that are inflation-indexed long-term loans with monthly payments of principal and interest secured by a real property mortgage. These are financed by our general borrowings. Other outstanding loans also include factoring operations. Previous to 2004, this line item also included checking account overdrafts, which as of January 1, 2004, were classified as commercial or consumer loans depending on their origin.

Mortgage loans backed by mortgage bonds are inflation-indexed, fixed rate, long-term loans with monthly payments of principal and interest secured by a real property mortgage that are financed with mortgage finance bonds. At the time of approval, these types of mortgage loans cannot be more than 75% of the lower of the purchase price or the appraised value of the mortgaged property or such loan will be classified as a commercial loan. Mortgage bonds are general obligations of the Bank, which is liable for all principal and accrued interest on such bonds. In addition, if the issuer of a mortgage finance bond becomes insolvent, the General Banking Law’s liquidation procedures provide that these types of mortgage loans with their corresponding mortgage bonds shall be auctioned as a unit and the acquirer must continue paying the mortgage finance bonds under the same conditions as the original issuer.

Consumer loans are loans to individuals, granted in Chilean pesos, generally on a fixed rate basis, to finance the purchase of consumer goods or to pay for services. They also include credit card balances subject to interest charges. Starting January 1, 2004, checking overdraft lines for individuals are classified as commercial loans.

Past due loans include, with respect to any loan, the amount of principal or interest that is overdue for 90 days or more, and does not include the installments of such loan that are not overdue or that are overdue for less than 90 days, unless legal proceedings have been commenced for the entire outstanding balance according to the terms of the loan.

Contingent loans consist of guarantees granted by us in Ch$, UF and foreign currencies (principally US$), as well as open and unused letters of credit. (Unlike U.S. GAAP, Chilean GAAP requires such loans to be included on a bank’s balance sheet.)

Any collateral provided generally consists of a mortgage on real estate, a pledge of marketable securities, a letter of credit or cash. The existence and amount of collateral generally vary from loan to loan.

Maturity and Interest Rate Sensitivity of Loans

The following table sets forth an analysis by type and time remaining to maturity of our loans at December 31, 2007.

	Due 1 year or less	Due after 1 year but up to 5 years	Due after 5 years	Total balance at December 31, 2007
	(in millions of constant Ch$ as of December 31, 2007)
Commercial loans	2,146,710	1,536,883	974,276	4,657,869
Consumer loans	1,191,066	816,253	25,806	2,033,125
Mortgage loans	48,036	156,504	180,807	385,347
Leasing contacts	235,717	444,719	199,295	879,731
Foreign trade loans	673,000	89,800	49,896	812,696
Interbank loans	45,961	-	-	45,961
Other outstanding loans	435,082	597,263	2,313,973	3,346,318
Past due loans	116,654	-	-	116,654
Subtotal	4,892,226	3,641,422	3,744,053	12,277,701
Contingent loans	942,382	236,443	12,454	1,191,279
Total loans	5,834,608	3,877,865	3,756,507	13,468,980

The following tables present the interest rate sensitivity of outstanding loans due after one year at December 31, 2006, (not including contingent loans). (See also “Item 5: C. Operating Results—Interest Rates.”)

At December 31, 2007
(in millions of constant Ch$ as of December 31, 2007)
Variable Rate
Ch$	18,687
UF	1,283,968
Foreign currencies	383
Subtotal	1,303,038
Fixed Rate
Ch$	2,023,781
UF	3,919,620
Foreign currencies	139,036
Subtotal	6,082,437
Total	7,385,475

Loans by Economic Activity

The following table sets forth, at the dates indicated, an analysis of our loan portfolio based on the borrower’s principal economic activity. Loans to individuals for business purposes are allocated to their economic activity. The table does not reflect outstanding contingent loans.

	As of December 31,
	2006		2007
	Loan Portfolio	% of Total	Loan Portfolio	% of Total
	(in millions of constant Ch$ as of December 31, 2007, except for percentages)
Agriculture, Livestock, Agribusiness, Fishing
Agriculture and livestock	326,793	2.8	370,891	3.0
Fruit	110,749	0.9	112,594	0.9
Forestry and wood extraction	113,676	1.0	66,830	0.5
Fishing	102,224	0.9	109,733	0.9
Subtotal	653,442	5.6	660,048	5.3
Mining and Petroleum
Mining and quarries	46,379	0.4	51,488	0.4
Natural gas and crude oil extraction	35,618	0.3	107,029	0.9
Subtotal	81,997	0.7	158,517	1.3
Manufacturing
Tobacco, food and beverages	151,565	1.3	170,135	1.4
Textiles, clothing and leather goods	57,839	0.5	52,686	0.4
Wood and wood products	71,543	0.7	71,459	0.6
Paper, printing and publishing	69,414	0.6	120,723	1.0
Oil refining, carbon and rubber	119,586	1.0	104,184	0.8
Production of basic metal, non minerals, machine and equipment	139,893	1.2	154,848	1.3
Other manufacturing industries	37,488	0.3	43,726	0.4
Subtotal	647,328	5.6	717,761	5.9
Electricity, Gas and Water
Electricity, gas and water	99,232	0.9	88,984	0.7
Subtotal	99,232	0.9	88,984	0.7
Construction
Residential buildings	399,274	3.4	398,218	3.2
Other constructions	389,036	3.4	380,438	3.1
Subtotal	788,310	6.8	778,656	6.3
Commerce
Wholesale	406,531	3.5	426,665	3.5
Retail, restaurants and hotels	553,041	4.8	659,244	5.4
Subtotal	959,572	8.3	1,085,909	8.9
Transport, Storage and Communications
Transport and storage	296,778	2.6	303,739	2.5
Communications	139,445	1.2	176,331	1.4
Subtotal	436,223	3.8	480,070	3.9
Financial Services, Insurance and Real Estate
Financial insurance and companies	658,189	5.7	566,862	4.6
Real estate and other services provided to companies	353,414	3.0	348,126	2.8
Subtotal	1,011,603	8.7	914,988	7.4
Community, Social and Personal Services
Community, social and personal services	1,927,487	16.7	2,007,192	16.4
Subtotal	1,927,487	16.7	2,007,192	16.4
Consumer Credit	1,954,622	16.9	2,056,790	16.8
Residential Mortgage Loans	3,007,467	26.0	3,328,786	27.1
Total	11,567,283	100.0	12,277,701	100.0

At December 31, 2007, foreign country loans totaled Ch$417,596 million, representing 2.3% of our total assets. No single foreign country represents more than 1% of our assets.

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

In addition, Banco Santander Spain is involved in the credit approval process of our largest loans and borrowers. If a single borrower or an economic group owes us an aggregate amount in excess of US$40 million, any additional loan to such borrower or member of such group must be reviewed by Banco Santander Spain. Once a year, the Executive Committee of Banco Santander Spain reviews those loans booked by us in excess of US$40 million.

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

Credit Approval: Retail Banking

Retail loans are evaluated and approved by the Risk for Individuals, Micro businesses and Small Businesses Division. The majority of loans to individuals are approved by the Standardized Risk Area. The credit evaluation  process is based on an evaluation system known as Garra for Banco Santander and Syseva for Santander Banefe, both process are decentralized, automated and are based on a scoring system which incorporates our Credit Risk Policies.

The credit evaluation process is based on the gathering of information to determine a client’s financial stability, payment capacity and commercial nature. The following parameters are used to evaluate an applicant’s credit risk: (i) income, (ii) length of current employment, (iii) indebtedness, (iv) credit reports and (v) background information, which is accessed by means of internal and external databases. Operations which cannot be approved by Garra or Syseva are sent to the Approval Center, a centralized area that carries out yearly analyses and renewals of credit lines and credit cards and evaluates higher risk credits.

The following table lists our committees from which credit approval is required depending on total risk exposure:

Approved By	Maximum approval in Thousands of US$
Executive Credit Committee	>20,000
Loan Credit Committee	20,000
Business Segment Committee	8,000-10,000
Large Companies	10,000
Real estate sector	10,000
Medium sized companies	8,000
Regional Committee	5,000
Branch committee	300
Companies	300
Mortgage	120
Persons	30

The following table lists Santander Banefe’s personnel from whom credit approval is required, depending upon total risk exposure. These attributions are granted based on specific training processes given by the Risk Division and according to the experience and professional background of the employee.

Range in US$ (Excludes mortgage loans)
Risk Division Manager	> 12,500
Assistant Risk Division Managers	6,250-12,500
Zone Manager	3,125-6,250
Branch Assistant Manager	1,550-3,125
Credit Analyst	1,170-1,550
Commercial Executive	0-1,170

The Executive Credit Committee is comprised of the Chairman of the Board, three additional Board members, the Corporate Legal Counsel, the CEO, the Manager of Global Banking, the Corporate Director of Risk and two senior members of the Credit Risk department that present the loans being reviewed. This committee reviews the loan positions reviewed by the Senior Credit Committee above US$10 million and approves those loan positions greater than US$20 million. In addition, any loan position above US$40 million must also be reviewed by Banco Santander Spain’s credit committee.

The Loan Credit Committee is comprised of the CEO, the Manager of the Wholesale segment, the Manager of the Medium sized companies segment, General Counsel, the Corporate Director of Credit Risk and the Manager of Credit Admissions. The Loan Credit Committee reviews and will either approve or deny transactions in the range of US$8 million to US$20 million that have been previously approved by one of the Business Segment Committees: (i) Large Companies, (ii) Medium sized Companies and (iii) Real Estate. The Regional Committees have a maximum approval of up to US$5 million. The regional committees oversee the branch networks outside of Santiago. At the branch level, the maximum approval is US$300,000 for companies, US$30,000 for individuals and US$120,000 for mortgages. For the lower level committees, credit granting authority varies according to the seniority and experience of the committee members, and the values indicated represent upper limits. All committees include at least two bank officers from the commercial and credit areas.

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

In accordance with the regulations, which became effective as of January 1, 2004, the models and methods used to classify our loan portfolio must follow the following guiding principles, which have been established by the Superintendency of Banks and approved by our Board of Directors. In 2006, these models were improved and various changes introduced. Since then, not only have our internal provisioning models focused on non-performance, we have also introduced statistical models that take into account a borrower’s credit history and indebtedness levels. Group ratings that determine loan loss allowances based only on non-performance are being phased out and replaced by statistical scoring systems.

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

·
Deteriorated Debtors: Debtors that present some degree of non-payment in the Bank; which include debtors whose loan balances with us of 5% or more have been non-performing for more than three months, whose loans with us have been charged off or administered by our Recovery Unit, or classified as Precontenciosos (PRECO or Deteriorated)

Definition of Expected Loan Loss = Loan Loss Allowance

The expected loss is obtained by multiplying all risk factors defined in the following equation:

EL = PNP x EXP x SEV

EL = Expected Loss
PNP=Probability of Non-Performing
EXP = Exposure
SEV = Severity

EL = Expected Loss. The expected loss is how much could be lost in the event a debtor does not perform the obligations under the loan.

PNP = Probability of Non-performing. This variable, expressed as a percentage, indicates the probability that a debtor will default next year. This percentage is associated with the internal rating we give to each debtor, which is determined by analyzing such parameters as debt servicing capacity (including, usually, projected cash flows), the company’s financial history, the solvency and capacity of shareholders and management, and projections for the economic sector in which it operates. The internal rating can be different from ratings obtained from external third parties.

EXP  = Exposure. This corresponds to the value of commercial loans without discounting the value of guarantees or collateral.

SEV  = Severity. This is the effective loss rate for debtors in the same segment, which is determined statistically based on the historical effective losses for the Bank for each segment.

Determination of loan loss allowance  according to Borrower Class

Normal Debtors

·	The loan loss allowance for each debtor is calculated based on the Expected Loss equation (EL = PNP * EXP * SEV).

·	A risk category is assigned to each debtor based on the PNP summarized in the following table:

PNP result	Classification	Loan Loss Allowance (Pre-Dec. 2006)	Loan loss allowance as of and after Dec. 2006
External Classification> AA-	A1	0%	Determined by a model on an individual basis
PNP ≤ 1%	A2	0%
1% < PNP ≤ 4%	A3	0.5%
PNP > 4%	B	1.0%

Note: The classification is no longer tied to a particular level of allowance. For example, now an A1 could have a 0.1% allowance or a 0.2% allowance. The allowance is determined by the PNP which is directly associated to the internal rating each client receives. All loans have an assigned allowance regardless of classification level.

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

Allowances for consumer loans

The classification of consumer is directly related to the aging of the installment. The following table sets forth our methodology for analyzing consumer loans prior to 2006.

	Consumer loans overdue status		Allowances as a percentage of aggregate exposure (1)
Category	From	To
	(Days)
A	—	—	—%
B	1	30	1
B-	31	60	20
C	61	120	60
D	121	>121	90

(1)
In effect until December 31, 2005. Represents the percentages of the required allowance to the aggregate amount of the principal and accrued but unpaid interest of loans. Starting January 1, 2006, the risk category is determined by days of non-payment. However, the classification does not determine loan loss allowance levels.

Commencing in 2006, the Bank improved and modified the methodology for analyzing consumer loans. All consumer and are now assigned an allowance level on an individual borrower basis utilizing a more automated and sophisticated statistical model and considering borrower’s credit history, including any defaults on obligations to other creditors, as well as the overdue periods on the loans borrowed from the Bank. Further enhancements were implemented in 2007. The Bank now differentiates between old and new clients when determining a client’s risk profile for consumer loans and those that have gone through some type of renegotiation in the past in the financial system. All loans are assigned a provision at the moment a loan is granted depending on the risk profile of the client. Secondly, the time period used for statistically considering a consumer loan mature in order to determine the risk level of consumer loans was extended from 12 to 21 months of history. The latter change signified a one-time provision expense of Ch$14,444 million in 2007. The following table sets forth the allowances for consumer loan that depends on the client’s profile.

		Not-Renegotiated		Renegotiated
Loan type	Allowance %	New Clients	Old Clients	New Clients	Old Clients
Consumer	Profile 1	51.3%	39.1%	24.3%	30.2%
	Profile 2	28.6%	15.2%	17.5%	25.8%
	Profile 3	16.2%	9.0%	8.2%	14.9%
	Profile 4	13.0%	4.8%	—	8.0%
	Profile 5	7.7%	2.7%	—	1.2%
	Profile 6	5.9%	1.2%	—	—
	Profile 7	2.3%	0.4%	—	—

Allowances for mortgage loans

The classification of mortgage loans is directly related to the aging of the installment. The following table sets forth our methodology for analyzing consumer and mortgage loans prior to 2006.

	Residential mortgage loans overdue status		Allowances as a percentage of aggregate exposure (1)
Category	From	To
	(Days)
A	—	—	—%
B	1	180	1
B-	181	>181	20
C	—	—	60
D	—	—	90

(1)
In effect until December 31, 2005. Represents the percentages of the required allowance to the aggregate amount of the principal and accrued but unpaid interest of loans. Starting January 1, 2006, the risk category is determined by days of non-payment. However, the classification does not determine loan loss allowance levels.

Commencing in 2006, the Bank improved and modified the methodology for analyzing mortgage loans. All mortgage loans are now assigned an allowance level on an individual borrower basis utilizing a more automated and sophisticated statistical model and considering borrower’s credit history, including any defaults on obligations to other creditors, as well as the overdue periods on the loans borrowed from the Bank. Once the rating of the client is determined, the allowance for mortgage loans is calculated using a risk category and related allowance to loan ratio which is directly related to the overdue periods. The following table sets forth the allowance to loan ratios on loans based on overdue time.

Loan type	Allowance % (1)	Overdue days
		1-30	31-60	61-120	121-180	181-360	361- 720	>720
Mortgage	Profile 1	0.3%	0.5%	1.2%	2.4%	6.8%	14.1%	28.3%
	Profile 2	1.5%	1.6%	2.5%	4.4%	6.8%	14.1%	28.3%

(1)	Represents the percentage of required allowance amount to the aggregate amount of the principal and accrued but unpaid interest on the loan. These percentages may vary as the model is improved.

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

Analysis of Santander-Chile’s Loan Classification

The following tables provide statistical data regarding the classification of our loans at the end of each of the last five years.

	At December 31, 2003 (in millions of constant Ch$ as of December 31, 2007, except percentages)
Category	Commercial Loans	Consumer Loans	Residential Mortgage Loans	Total Loans	Percentage of Evaluated Loans
A	3,412,521	725,498	1,444,630	5,582,649	69.7%
B	1,856,490	111,025	136,772	2,104,287	26.3%
B-	117,324	36,112	44,845	198,281	2.5%
C	32,587	28,879	2,740	64,206	0.8%
D	37,021	18,045	2	55,068	0.7%
Total of evaluated loans	5,455,943	919,559	1,628,989	8,004,491	100.0%
Total loans	6,327,844	919,559	1,628,989	8,876,392
Percentage evaluated	86.2%	100.0%	100.0%	90.2%

	At December 31, 2004 (in millions of constant Ch$ as of December 31, 2007, except percentages)
Category	Commercial Loans	Consumer Loans	Residential Mortgage Loans	Total Loans	Percentage of Evaluated Loans
A	-	1,037,678	1,910,034	2,947,712	30.1%
A1	475,568	-	-	475,568	4.9%
A2	4,076,689	-	-	4,076,689	41.6%
A3	727,391	-	-	727,391	7.4%
B	714,488	106,619	98,431	919,538	9.4%
B-	-	37,628	42,244	79,872	0.8%
C	-	34,981	2,364	37,345	0.4%
C1	288,992	-	-	288,992	2.9%
C2	62,943	-	-	62,943	0.6%
C3	35,713	-	-	35,713	0.4%
C4	27,072	-	-	27,072	0.3%
D	-	22,400	1	22,401	0.2%
D1	28,712	-	-	28,712	0.3%
D2	69,677	-	-	69,677	0.7%
Total of evaluated loans	6,507,245	1,239,306	2,053,074	9,799,625	100.0%
Total loans	6,507,245	1,239,306	2,053,074	9,799,625
Percentage evaluated	100.0%	100.0%	100.0%	100.0%

	At December 31, 2005 (in millions of constant Ch$ as of December 31, 2007, except percentages)
Category	Commercial Loans	Consumer Loans	Residential Mortgage Loans	Total Loans	Percentage of Evaluated Loans
A	-	1,264,085	2,362,015	3,626,100	32.6%
A1	470,257	-	-	470,257	4.3%
A2	4,514,435	-	-	4,514,435	40.6%
A3	1,016,594	-	-	1,016,594	9.1%
B	713,840	160,708	132,783	1,007,331	9.1%
B-	-	50,099	29,444	79,543	0.7%
C	-	39,295	2,027	41,322	0.4%
C1	203,608	-	-	203,608	1.8%
C2	43,711	-	-	43,711	0.4%
C3	22,191	-	-	22,191	0.2%
C4	15,057	-	-	15,057	0.1%
D	-	27,306	-	27,306	0.2%
D1	25,999	-	-	25,999	0.2%
D2	36,614	-	-	36,614	0.3%
Total of evaluated loans	7,062,306	1,541,493	2,526,269	11,130,068	100.0%
Total loans	7,062,306	1,541,493	2,526,269	11,130,068
Percentage evaluated	100.0%	100.0%	100.0%	100.0%

	As of December 31, 2006 (in millions of constant Ch$ as of December 31, 2007, except for percentages)
Category	Commercial Loans	Consumer Loans	Residential Mortgage Loans	Total Loans	Percentage of Evaluated Loans
A	-	1,598,134	2,830,330	4,428,464	35.0%
A1	-	-	-	-	-
A2	5,501,457	-	-	5,501,457	43.4%
A3	1,751,055	-	-	1,751,055	13.8%
B	163,584	182,015	131,285	476,884	3.8%
B-	-	67,156	21,249	88,405	0.7%
C	-	68,193	34,217	102,410	0.8%
C1	137,014	-	-	137,014	1.1%
C2	23,738	-	-	23,738	0.2%
C3	20,521	-	-	20,521	0.2%
C4	24,283	-	-	24,283	0.2%
D	-	39,048	15,468	54,516	0.4%
D1	28,396	-	-	28,396	0.2%
D2	28,915	-	-	28,915	0.2%
Total of evaluated loans	7,678,963	1,954,546	3,032,549	12,666,058	100.0%
Total loans	7,678,963	1,954,546	3,032,549	12,666,058
Percentage evaluated	100.0%	100.0%	100.0%	100.0%

	As of December 31, 2007 (in millions of constant Ch$ as of December 31, 2007, except for percentages)
Category	Commercial Loans	Consumer Loans	Residential Mortgage Loans	Total Loans	Percentage of Evaluated Loans
A	-	1,716,521	3,055,967	4,772,488	35.5%
A1	-	-	-	-	-
A2	6,279,856	-	-	6,279,856	46.7%
A3	1,334,366	-	-	1,334,366	9.9%
B	169,762	154,051	180,220	504,033	3.7%
B-	-	66,839	31,211	98,050	0.7%
C	-	71,416	55,906	127,322	0.9%
C1	139,652	-	-	139,652	1.0%
C2	23,548	-	-	23,548	0.2%
C3	19,293	-	-	19,293	0.1%
C4	30,164	-	-	30,164	0.2%
D	-	43,172	21,112	64,284	0.5%
D1	40,520	-	-	40,520	0.3%
D2	35,404	-	-	35,404	0.3%
Total of evaluated loans	8,072,565	2,051,999	3,344,416	13,468,980	100.0%
Total loans	8,072,565	2,051,999	3,344,416	13,468,980
Percentage evaluated	100.0%	100.0%	100.0%	100.0%

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

According to the regulations established by the Superintendency of Banks, we are required to write off commercial loan installments not later than 24 months after being classified as past due, if unsecured, and if secured, not later than 36 months after being classified as past due. When an installment of a past due commercial loan (either secured or unsecured) is written off, we must write off all installments which are overdue, notwithstanding our right to write off the entire amount of the loan. Once any amount of a loan is written off, each subsequent installment must be written off as it becomes overdue, notwithstanding our right to write off the entire amount of the loan. In the case of past due consumer loans, a similar practice applies, except that after the first installment becomes past due for six-months, we must write off the entire remaining part of the loan. We may write off any loan (commercial or consumer) before the first installment becomes overdue only in accordance with special procedures established by the Superintendency of Banks. In certain circumstances we must write off an overdue loan (commercial or consumer) sooner than the terms set forth above. Loans are written off against the loan loss reserve to the extent of any required allowances for such loans; the remainder of such loans is written off against income.

In general, legal collection proceedings are commenced with respect to consumer loans once they are overdue for 90 days and, with respect to mortgage loans, once they are past due for 120 days. Legal collection proceedings are always commenced within one year of such loans becoming past due, unless the bank determines that the size of the past due amount does not warrant such proceedings. In addition, the majority of our commercial loans are short–term, with single payments at maturity. Past due loans are required to be covered by individual loan loss reserves equivalent to 100.0% of any unsecured portion thereof. See “Item 4: Information of the Company—Selected Statistical Information—Loan Loss Allowances—Individual Loan Loss Allowances.”

The following table sets forth as of December 31 of each of the last five years the amounts that are current as to payments of principal and interest and the amounts overdue:

Total Loans

The following table sets forth a loan aging schedule at the end of each of the last five years. Amounts shown as overdue and past due include only installments that are overdue or past due and not the aggregate principal amount of such loans.

	At December 31,
	2003	2004	2005	2006	2007
	(in millions of constant Ch$ as of December 31, 2007)
Current	8,611,305	9,600,671	10,949,992	12,502,890	13,270,561
Overdue for 1-29 days	43,426	33,389	41,206	42,063	52,811
Overdue for 30-89 days	23,486	16,554	21,976	21,660	28,954
Overdue for 90 days or more (“past due”)	198,175	149,011	116,894	99,445	116,654
Total loans	8,876,392	9,799,625	11,130,068	12,666,058	13,468,980
Overdue loans expressed as a percentage of total loans	3.0%	2.0%	1.6%	1.3%	1.5%
Past due loans as a percentage of total loans	2.2%	1.5%	1.1%	0.8%	0.9%

We suspend the accrual of interest and readjustments on all overdue loans. The amount of interest that would have been recorded on overdue loans if they had been accruing interest was Ch$6,459 million, Ch$5,465 million and Ch$3,069 million for the years ended December 31, 2005, 2006 and 2007, respectively. Accrued interest and UF indexation adjustments from overdue loans are recognized only when, and to the extent, received.

Loans included in the previous table which have been restructured and that bear no interest are as follows.

	At December 31,
	2003	2004	2005	2006	2007
	(in millions of constant Ch$ as of December 31, 2007)
Ch$	16,393	20,852	1,672	1,708	1,165
Foreign currency	5,280	10,733	1,745	29,515	75,502
UF	3,370	4,907	8,184	2,762	16,356
Total	25,043	36,492	11,601	33,985	93,023

The amount of interest that would have been recorded on these loans for the years ended December 31, 2005, 2006 and 2007, if these loans had been earning a market interest rate was Ch$441 million, Ch$2,229 million and Ch$6,593 million, respectively.

Loan Loss Allowances

The following table sets forth our balance of loan loss allowances, the minimum allowances to be established by us in accordance with the regulations of the Superintendency of Banks and our total loan loss allowances expressed as a percentage of total loans. Amounts at December 31, 2003, were determined under the regulations then in effect, and amounts at December 31, 2004, 2005, 2006 and 2007, were determined under the new rules.

	At December 31,
	2003	2004	2005	2006	2007
	(in millions of constant Ch$ as of December 31, 2007, except percentages)
Reserves based on the requirements of the Superintendency of Banks	166,876	197,008	162,234	187,014	232,776
Reserves based on 0.75%	66,573	-	-	-	-
Individual, global and additional loan loss allowances	195,583	197,008	162,234	187,014	232,766
Minimum reserves required	195,583	197,008	162,234	187,014	232,766
Voluntary reserves	416	-	-	-	-
Total loan loss allowances	195,999	197,008	162,234	187,014	232,766
Total loan allowances as a percentage of total loans	2.2%	2.0%	1.5%	1.5%	1.7%

Analysis of Substandard Loans and Amounts Past Due

The following table analyzes our substandard loans (i.e., all of the loans included in categories B-, C and D) and past due loans and the allowances for loan losses existing at the dates indicated. Substandard loans in the old rating system included all loans rated B- or worse. In the new loan rating system, substandard loans include all consumer loans and mortgage loans rated B- or worse and all commercial loans rated C2 or worse. Therefore, the figure for substandard loans in 2003 are not comparable to the figures in the following years.

	At December 31,
	2003	2004	2005	2006	2007
	(in millions of constant Ch$ as of December 31, 2007, except percentages)
Total loans	8,876,392	9,799,625	11,130,068	12,666,058	13,468,980
Substandard loans (1)	317,554	363,735	291,743	371,184	438,585
Substandard loans as a percentage of total loans	3.58%	3.71%	2.62%	2.93%	3.26%

Amounts past due (2)	198,175	149,011	116,894	99,445	116,654
To the extent secured (3)	67,775	48,621	47,987	46,945	60,184
To the extent unsecured	130,400	100,390	68,907	52,500	56,470

Amounts past due as a percentage of total loans	2.23%	1.52%	1.05%	0.79%	0.87%
To the extent secured (3)	0.76%	0.50%	0.43%	0.37%	0.45%
To the extent unsecured	1.47%	1.02%	0.62%	0.41%	0.42%

Loans loss allowances as a percentage of:
Total loans	2.21%	2.01%	1.46%	1.48%	1.73%
Total loans excluding contingent loans	2.48%	2.24%	1.60%	1.62%	1.90%
Total amounts past due	98.90%	132.21%	138.79%	188.06%	199.54%
Total amounts past due-unsecured	150.31%	196.24%	235.44%	356.214%	412.19%

(1)
Substandard loans in the old rating system included all loans rated B- or worse. In the new loan rating system, substandard loans include all consumer and mortgage loans rated B- or worse and all commercial loans rated C2 or worse. Therefore, figures as of December 31, 2003, are not entirely comparable to the numbers in the following periods.

(2)	Represents only the past due amounts. In accordance with Chilean regulations, past due loans that are those overdue for 90 days or more as to any payments of principal or interest.

(3)	Security generally consists of mortgages on real estate, pledges of marketable securities, letters of credit or cash.

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

	For the Year Ended December 31,
	2003	2004	2005	2006	2007
	(in millions of constant Ch$ as of December 31, 2007, except percentages)
Loan loss allowances at beginning of the year	197,193	195,999	197,008	162,234	187,014
Release of allowances upon charge-offs (1)	(116,776)	(135,798)	(150,021)	(154,150)	(201,124)
Allowances established (2)	145,887	164,819	176,950	221,420	306,669
Allowances released (3)	(28,445)	(22,863)	(54,820)	(39,123)	(46,843)
Price-level restatement (4)	(1,860)	(5,149)	(6,883)	(3,367)	(12,950)
Loan loss allowances at end of year	195,999	197,008	162,234	187,014	232,766
Ratio of charge-offs to total loans	1.3%	1.4%	1.3%	1.2%	1.5%
Loan loss allowances at end of period as a percentage of total loans	2.2%	2.0%	1.5%	1.5%	1.7%

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

(4)	Reflects the effect of inflation on the allowances for loan losses at the beginning of each period, adjusted to constant pesos of December 31, 2007.

The following table shows charge-offs by Santander-Chile by type of loan.

	For the Year Ended December 31,
	2003	2004	2005	2006	2007
	(in millions of constant Ch$ as of December 31, 2007)
Consumer loans	66,534	93,154	73,214	109,853	165,029
Residential Mortgage loans	5,231	4,458	7,858	6,220	5,308
Commercial loans	45,011	38,186	68,949	38,077	30,787
Total	116,776	135,798	150,021	154,150	201,124

The following table shows recoveries by Santander-Chile by type of loan.

	For the Year Ended December 31,
	2003	2004	2005	2006	2007
	(in millions of constant Ch$ as of December 31, 2007)
Commercial loans	17,504	23,805	17,014	16,471	28,999
Consumer loans	20,384	28,279	31,013	31,158	44,438
Residential mortgage loans	1,615	2,465	2,555	2,940	4,323
Loans reacquired from the Central Bank	18	-	-	-	-
Total	39,521	54,549	50,582	50,569	77,760

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

	At December 31, 2003				At December 31, 2004
	Allowance amount (1)	Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Allowance amount as a percentage of total allocated allowances (2)	Allowance amount (1)	Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Allowance amount as a percentage of total allocated allowances (2)
Commercial loans	124,938	1.97%	1.41%	66.42%	117,288	1.80%	1.20%	62.73%
Consumer loans	51,164	5.56%	0.57%	27.21%	58,835	4.75%	0.60%	31.47%
Residential mortgage loans	11,989	0.74%	0.14%	6.37%	10,853	0.53%	0.11%	5.80%
Total allocated allowances	188,091	2.12%	2.12%	100.00%	186,976	1.91%	1.91%	100.00%
Leasing	7,492	0.08%	0.08%		10,032	0.10%	0.10%
Voluntary allowances	416	0.01%	0.01%		-	-	-
Total allowances	195,999	2.21%	2.21%		197,008	2.01%	2.01%

	At December 31, 2005				At December 31, 2006
	Allowance amount (1)	Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Allowance amount as a percentage of total allocated allowances (2)	Allowance amount (1)	Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Allowance amount as a percentage of total allocated allowances (2)
Commercial loans	76,426	1.08%	0.69%	49.73%	67,194	0.88%	0.53%	37.32%
Consumer loans	68,826	4.46%	0.62%	44.78%	105,563	5.40%	0.83%	58.63%
Residential mortgage loans	8,431	0.33%	0.07%	5.49%	7,294	0.24%	0.06%	4.05%
Total allocated allowances	153,683	1.38%	1.38%	100.00%	180,051	1.42%	1.42%	100.00%
Leasing	8,551	0.08%	0.08%		6,963	0.06%	0.06%
Voluntary allowances	-	-	-		-	-	-
Total allowances	162,234	1.46%	1.46%		187,014	1.48%	1.48%

	At December 31, 2007
	Allowance amount(1)	Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Allowance amount as a percentage of total allocated allowances (2)
Commercial loans	79,782	0.99%	0.59%	35.50%
Consumer loans	135,602	6.61%	1.01%	60.34%
Residential mortgage loans	9,349	0.28%	0.07%	4.16%
Total allocated allowances	224,733	1.67%	1.67%	100.00%
Leasing	8,033	0.06%	0.06%
Voluntary allowances	-	-	-
Total allowances	232,766	1.73%	1.73%

(1)	In millions of constant Chilean pesos as of December 31, 2007.

(2)	Based on our loan classification, as required by the Superintendency of Banks for the purpose of determining the loan loss allowance.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Directors

We are managed by our Board of Directors, which, in accordance with our by-laws, consists of 11 directors and two alternates who are elected at annual ordinary shareholders’ meetings. The current members of the Board of Directors were elected by the shareholders in the ordinary shareholders’ meeting held on April 22, 2008. Members of the Board of Directors are elected for three-year terms. The term of each of the current board members expires in April of 2011. Cumulative voting is permitted for the election of directors. The Board of Directors may appoint replacements to fill any vacancies that occur during periods between elections. If any member of the Board of Directors resigns before his or her term has ended, and no other alternate director is available to take the position at the next annual ordinary shareholders’ meeting a new replacing member will be elected. Our executive officers are appointed by the Board of Directors and hold office at its discretion. Scheduled meetings of the Board of Directors are held monthly. Extraordinary meetings can be held when called in one of three ways: by the Chairman of the Board of Directors, by three directors with the consent of the Chairman of the Board of Directors or by the majority of directors. None of the members of our Board of Directors has a service contract which entitles any Director to any benefits upon termination of employment with Santander-Chile.

Our current directors are as follows:

Directors	Position	Committees	Term Expires
Mauricio Larraín Garcés	Chairman and Director	Asset and Liability Committee Executive Credit Committee Marketing and Communications Committee	April 2011
Marcial Portela Alvarez	First Vice Chairman and Director	—	April 2011
Carlos Olivos Marchant	Second Vice Chairman and Director	Audit Committee Executive Credit Committee	April 2011
Víctor Arbulú Crousillat	Director	Audit Committee	April 2011
Marco Colodro Hadjes	Director	Asset and Liability Committee Executive Credit Committee	April 2011
Lucía Santa Cruz Sutil	Director	—	April 2011
Juan Manuel Hoyos Martínez de Irujo	Director	—	April 2011
Roberto Méndez Torres	Director	Executive Credit Committee Marketing and Communications Committee	April 2011
Benigno Rodríguez Rodríguez*	Director	Audit Committee	April 2011
Roberto Zahler Mayanz	Director	Asset and Liability Committee	April 2011
Claudia Bobadilla Ferrer	Director	—	April 2011
Raimundo Monge Zegers	Alternate Director	—	April 2011
Jesús Zabalza Lotina	Alternate Director	—	April 2011

* - resigned on June 24, 2008.

Mauricio Larraín Garcés is our Chairman. He is a member of the Asset and Liability Committee, the Executive Credit Committee and the Marketing and Communication Committee. He is also President of Santander Chile Holding S.A. and Universia Chile S.A. He is a director of the Asociación de Bancos e Instituciones Financieras de Chile and the Santiago Stock Exchange. He is also a member of the Council of Paz Ciudadana and was a former President of ICARE. Mr. Larraín began working at Santander-Chile in 1989. Previous to that he was Intendente (Director) of the Superintendency of Banks, Manager of External Debt at the Banco Central de Chile and a Senior Finance Specialist at the World Bank in Washington. He holds degrees in Law from Universidad Católica de Chile and from Harvard University.

Marcial Portela Alvarez became a Director on May 6, 1999 and Vice Chairman of the Board on May 18, 1999. He currently oversees all of Banco Santander Spain’s investments in Latin America and was the Director of Comercialización (Medios) at Banco Santander from November 1998 until the formation of Banco Santander Spain. In the past, he was the Vice Chairman of Telefonica España and the Managing Director of Banco Argentaria and also worked at several other banks, including Banco Exterior, Caja Postal, Banco Hipotecario and BBV. Mr. Portela holds a degree in Sociology from the University of Lovaina and a Political Science degree from the Universidad de Madrid.

Carlos Olivos Marchant is Second Vice-Chairman of the Board since 2007 and has been a Board member since the merger was consummated in 2002. He is Chairman of the Audit Committee and a member of the Executive Credit Committee. He was Chairman of the Board of Santiago since 1987 until the date of the merger, and he was Vice Chairman of that board since March 31, 1998. He is a partner in the law firm Guerrero, Olivos, Novoa y Errazuriz. From 1981 to 1983, Mr. Olivos served as General Counsel of the Central Bank of Chile, and from 1984 to 1986 he served as Chairman of the Board of Directors of Banco Osorno. Mr. Olivos holds a law degree from the Universidad de Chile and a Masters of Jurisprudence from New York University School of Law.

Benigno Rodríguez Rodríguez became a Director on March 19, 1996 and was Second Vice-Chairman of the Board of Banco Santander-Chile until 2007. He is a member of the Audit Committee and holds the position of Financial Expert. He is currently a member of the Instituto de Censores Jurados de Cuentas y Registros de Auditores del Colegio de Economistas de España. He served as Vice Chairman of the Board of Santiago from April 17, 2002 through the date the merger was consummated. Before that he served as Santiago’s Director of Management Information Systems. He is a director of Santander Chile Holding S.A., Aurum S.A. and Altec Chile. He was a former Adjunct Director of Santander Central Hispano. Mr. Rodriguez holds a degree in Economics from the Universidad Complutense of Madrid. Mr. Rodriguez resigned from the Bank’s Board on June 24, 2008, effective as of the same day.

Víctor Arbulú Crousillat became a Director on May 6, 1999. He is a member of the Audit Committee and has been designated as a Financial Expert. He is also director of Aurum S.A. He was a Managing Director of JPMorgan, member of its European management committee and Chief Executive Officer for Spain and Portugal from 1988 until 1998. He has worked for JPMorgan for over 25 years in various positions in Europe, North America and Latin America. Mr. Arbulu also worked for the Inter-American Development Bank. Mr. Arbulu holds a degree in Engineering and a Masters of Business Administration.

Marco Colodro Hadjes became a Director on April 19, 2005. Mr. Colodro is a member of the Executive Credit Committee. Mr. Colodro was President of the Board of Telefónica Chile and a Director of Codelco. He is a former chairman of TVN (national television network) and former vice chairman of Banco del Estado (state bank). He was also owner of Agencia de Valores Alfa S.A. Prior to that he was Foreign Trade Director at the Central Bank of Chile. Mr. Colodro holds a degree in Economics from Universidad de Chile, and has post-graduate studies from the University of Paris.

Lucía Santa Cruz Sutil became a Director on August 19, 2003. Ms. Santa Cruz holds a degree in History and a Masters Degree in Philosophy from Oxford University. She is the Dean of the College of Liberal arts of the Universidad Adolfo Ibañez. Ms. Santa Cruz is also a director of Universia Chile S.A. She is also on the Board of Compañía de Seguros Generales y de Vida La Chilena Consolidada and Fundación Minera Escondida. She is also on the Advisory Board of Nestle Chile and the Fundación Educacional Santa Teresa de Avila. She is also a member of the Self-Regulation Committee for Insurance Companies in Chile.

Juan Manuel Hoyos Martínez de Irujo was the Managing Director of McKinsey & Company in Spain between 1997 and 2004. He was also President of the Client Committee of this company’s Board. Currently, he is in charge of partner development worldwide and is still part of the Board of the firm. His consulting career has been focused in the areas of strategy and organization of corporations, especially in the telecommunications, banking and metallurgy sectors. He has worked with companies in Spain, USA, Latin America, United Kingdom, Portugal and Africa. He is an Economist from the Universidad Complutense de Madrid and he has an MBA in Finance and Accounting from Columbia University. He began his career in 1978 at McKinsey & Company, where he was named partner in 1984 and Director in 1991.

Roberto Méndez Torres is a former member of the Board of Old Santander-Chile, to which he was appointed in 1996. He is a member of the Executive Credit Committee and the Marketing and Communication Committee. He is also vice-Chairman of Universia S.A. He is a professor of Economics at Universidad Católica de Chile. He is a Director of AFP Capital. He has been Advisor to Grupo Santander-Chile since 1989. Mr. Méndez is President and Director of Adimark Chile Gfk. He graduated with a degree in Business from Universidad Católica de Chile, and holds an MBA and a Ph.D. from the Graduate School of Business at Stanford University.

Roberto Zahler Mayanz became a Director on August 31, 1999. He is a member of the Asset and Liability Committee. Currently, he is President of Zahler & Co, a consulting firm. He is also director of Air Liquide-Chile and member of the CLAAF or the Latin American Committee for Financial Affairs. He was formerly President of the Board of Siemens Chile. He was also a visiting professor at the IMF’s Research Department. Between 1991 and 1996 he was President of the Central Bank of Chile and Vice-President from 1989-1991. He also serves as a consultant for the World Bank, the IDB, the IMF and the International Bank of Settlements. Mr. Zahler has also provided technical assistance to various Central Banks and Finance Ministries in most countries of Latin America, Indonesia and Kosovo. Mr. Zahler holds a degree in Business Administration from the Universidad de Chile and a Masters in Economics from the University of Chicago.

Claudia Bobadilla Ferrer was elected to the Board in April 2006. She is CEO of Fundación País Digital, a member of the Executive Committee of Innovation and Technology of ICARE, council member of Endeavor Chile and Executive Director of the Chile-Japón Siglo XXI Committee. She was also founder and President of Comunidad Mujer, an organization dedicated to increasing women’s participation in the workforce. She is also Director of Innova Chile CORFO and a member of the council of Fundación Chilena del Pacífico. She was previously Director of Legal Affairs at Terra Networks Chile S.A. She is a lawyer from the Universidad Diego Portales.

Raimundo Monge Zegers became an Alternate Director on April 29, 2003. He is Corporate Director of Strategic and Financial Planning for Grupo Santander-Chile and is CEO of Santander-Chile Holding S.A. and Santander Inversiones Ltda. He is also President of Santander S.A. Sociedad Securitizadora and Santander Factoring S.A. He is a director of Aurum S.A., Santander Multimedios S.A., Santander Asset Management Chile S.A. and Santander Corrdores de Seguros S.A. Mr. Monge has a degree in business from the Universidad Católica de Chile and a MBA from the University of California, Los Angeles.

Jesús Zabalza Lotina became a Director on April 19, 2005. He has worked for 22 years in the Spanish financial systems, and served as CEO in Banco Viscaya, Banco Hipotecario, Caja Postal and La Caixa. He as also served as director in several affiliate companies on La Caixa and Telefónica in Spain. He is Managing Director of America’s División of Santander Group for retail banking, and vice president of the Spanish Association of Finance Executives (AEEF). He also serves as Chairman of the Board of Santander Colombia and Director of Banco Santander Bancorp in Puerto Rico. Mr. Zabalza holds a degree in Industrial Engineering from the University of Bilbao.

On June 24, 2008, Benigno Rodriguez resigned from the Board of Banco Santander Chile and simultaneously from the Bank’s Audit Committee. The Board has nominated Mr. Vittorio Corbo as new member of the Board of Directors to replace Mr. Rodriguez. This nomination is expected to be ratified in the board meeting to be held on July 22, 2008. Vittorio Corbo was an advisor to the Bank between 1991 and 1995 and a member of the Board of Santander Chile between 1995 and 2003. In 2003, Mr. Corbo was named President of Chile’s Central Bank. Following the end of this tenure, Mr. Corbo has been named to various boards and is currently a Senior Investigator at the Centro de Estudio Públicos (CEP), a local think tank. He holds a business degree from Universidad de Chile and a Ph.D. in Economics from the Massachusetts Institute of Technology.

Senior Management

Our senior managers are as follows:

Senior Manager	Position	Date Appointed
Oscar von Chrismar	Chief Executive Officer	August 1, 2003
Guillermo Sabater	Corporate Financial Controller	July 1, 2006
José Manuel Manzano	Corporate Director of Risk	July 1, 2007
Ignacio Centenera	Corporate Director of Internal Audit	January 1, 2007
Francisco Murillo	Corporate Director Human Resources	February 21, 2008
Claudio Melandrí	Retail Banking	February 21, 2008
Joaquín Quirante	Global Banking and Markets	March 11, 2008
José Luis Silva	Santander Banefe Consumer Division	August 23, 2007
Andrés Heusser	Middle-market Banking	October 1, 2004
Roberto Jara	Chief Accounting Officer	July 18, 2002
Juan Fernández	Administration and Operations	July 18, 2002
Gonzalo Romero	General Counsel	July 18, 2002

Oscar von Chrismar C. became the CEO of Santander-Chile in August 2003 after being Manager of Global Banking following the merger. Prior to that he was the former CEO of Old Santander-Chile since September 1997, after being General Manager of Banco Santander-Peru since September 1995. Mr. von Chrismar is also Director of Santander Corredora de seguros S.A. Prior to that, Mr. von Chrismar was the manager of the Finance Division of Santander-Chile, a position he had held since joining Santander-Chile in 1990. Mr. von Chrismar holds an Engineering degree from the Universidad de Santiago de Chile.

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

José Manuel Manzano was appointed became Corporate Director of Risk in July 2007. Prior to that he was Corporate Director of Human Resources for Santander-Chile since October 31, 2002. Previously, he served as Manager of Human Resources for Old Santander-Chile since 1999. He was also General Manager of Santander Fund Management and Managing Director of Bancassurance. He is also a Director of Santander Chile Holding and Santander S.A. Sociedad Securitizadora. Mr. Manzano holds an MBA and a degree in Business from Universidad Católica de Chile.

Ignacio Centenera is the Corporate Director of Internal Auditing, a position he has held since January 2007. Prior to that Mr. Centenera was Manager in the Global Accounting Risk Department and Manager of Internal Auditing at Banesto. Mr. Centenera has a Law Degree from the Universidad Autónoma de Madrid, an MBA from the University of Houston and a Master de Desarrollo Directivo from the Instituto de Empresas in Madrid.

Francisco Murillo was appointed Corporate Director of Human Resources for Santander-Chile on February 21, 2008. Mr. Murillo has worked in Grupo Santander Chile since 1993. Previously he served as Corporate Director of Santander Asset Management and President of Bansander AFP. He was also the former CEO and Chief Investment Officer of Bansander AFP. Mr. Murillo is President of Santander Asset Management S.A. Administradora de General de Fondos, President of Santander Seguros de Vida S.A., President of Santander Seguros Generales S.A., Director of Santander Chile Holding, Director of Aurum S.A., Director of Santander Asset Management Chile S.A., CEO of Teatinos Siglo XXI Inversiones Ltda and CEO of Aurum S.A. Mr. Murillo has a Business Degree from the Universidad Adolfo Ibañez.

Claudio Melandrí is our Retail Banking Manager since February 21, 2008. He started his career at Santander-Chile in 1990 becoming a regional branch manager and manager of Santander-Chile’s branch network. He was also a Vice-President at Banco Santander Venezuela from 2005 to 2007. In 2007, he was appointed Corporate Director of Human Resources of Banco Santander-Chile. He is also on the Board of Santander Seguros de Vida S.A. and Santander Seguros Generales S.A. Mr. Melandrí has a Business Degree from the Universidad Técnologica Metropolitana.

Joaquin Quirante was appointed the Manager of Global Banking and Markets, that includes wholesale banking and treasury services, on March 11, 2008. Mr. Quirante began working for Santander in 2004 and was the Global Manager of Debt Capital Markets. Previous to working at Santander, Mr. Quirante worked 9 years at Bank of America where he also lead the Debt Capital Markets Group for Southern Europe. He also was a vice-president of Risk for the Bank of America in the UK and worked in the International Division of Argentaria. Mr. Quirante is an economist from the Universidad Complutense de Madrid and has a MBA from IESE.

José Luis Silva became Manager of the Santander Banefe Division of Santander-Chile in August 2007. Prior to that he was a Commercial Director in the Americas Division of Grupo Santander, CEO of Banco Santa Cruz in Bolivia, Commercial Manager of Banco Santander in Perú, Manager of Consumer Finance at Credisur in Perú and Manager of International Banking at Banco O´Higgins in Chile. Mr. Silva is also a member of the Board of Santander Seguros de Vida S.A. and Santander Seguros Generales S.A. Mr. Silva is a civil engineer from the Universidad Católica de Chile.

Andrés Heusser is our Middle Banking Manager. He has held the same position in the Old Santander-Chile since 1990, when he joined the Santander Group. Mr. Heusser is also President of Santander Corredora de Seguros S.A. and is on the Board of  Santander Factoring S.A. Mr. Heusser holds a degree in business from the Universidad de Santiago and an MBA from the Universidad Adolfo Ibáñez.

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

Juan Fernández is our manager of Administration and Operations. He is the former Manager of Administration and Cost Control of Old Santander-Chile, a position he held from April 1999 until August 2002, when the merger with Santiago was consummated. Mr. Fernández is also Director of Santander Chile Holding S.A., Aquanima Chile S.A., Santander Factoring S.A., Altec S.A., Bansa Santander S.A. and Santander Investment S.A. Corredores de Bolsa. Previously Mr. Fernández served as Manager for Accounting and Administration of Old Santander-Chile since January 1993. Prior to that, Mr. Fernández held positions at Banchile Agencia de Valores y Subsidiarias, and at JPMorgan in Santiago and Madrid.

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

B.           Compensation

For the year ended December 31, 2007, the aggregate amount of compensation paid by us to all of our directors was Ch$578 million, including attendance fees and monthly stipends. For the year ended December 31, 2007, the aggregate amount of compensation paid by us to all of our executive officers and our management members was Ch$25,818 million (US$52.2 million). At our annual shareholder meeting held on April 22, 2008, shareholders approved a monthly stipend per director of UF 209 (US$8,285). This amount will be increased by UF 25 per month (US$991) if a Board member is named to one or more committees of the Board. In addition, we pay certain directors professional service fees for the consulting services they rendered to us in their fields of expertise. For the year ended December 31, 2007, payments to our directors for consulting fees totaled Ch$533 million (US$1.1 million).

Santander Spain has set up remuneration systems tied to the performance of the stock market price of the shares of Santander Spain based on the achievement of two targets: appreciation of its share price and growth in earnings per share, in both cases based on a sample of comparable banks. These targets were achieved.

In this regards, certain high level executive of Santander Chile do participate in this global incentive-retention program implemented by Santander Spain. This consisted of giving to qualifying executives a fixed number of options on shares of Santander Spain, if the following parameters were met: (i) share price evolution in top 10 compared to 30 other global banks, (ii) earnings per share growth in top 10 compared to 30 other global banks, (iii) that Banco Santander Chile achieved its commercial and financial budget targets in the last two years and (iv) that the executive achieved his personal targets in the last two years, and remained employed with the Bank until the end of the incentive program. At December 31, 2007, these targets were achieved, and hence the vesting requirements had been met and even though the exercise period (from January 15, 2008 to January 15, 2009) was still open, the Bank recorded the entire cost of the program against net income as at December 31, 2007. This program represented a total cost of Ch$1,598 million (US$3.2 million) for the Bank, that correspond to the fair value of the equity instruments granted, which was charged to income in the specific period in which the beneficiaries provided their services to Santander Chile. At December 31, 2007, 104 executives of the Bank were included and 3,659,900 options on Santander Spain shares at a price of €9.09 correspond to them. There are no significant differences between Chilean GAAP and US GAAP in this regard, except for the additional disclosure required by the latter. See Note 28(ac) to our Audited Consolidated Financial Statements. This program had no dilutive effect for Santander Chile minority shareholders.

The fair value of each option granted is calculated at the grant date. In order to value incentive-retention plan shares two valuation reports were performed by two multinational investment banks. These experts used the Black-Scholes equity option pricing model considering the following parameters: the expected life of the options, interest rates, volatility, exercise price, market price and dividends of Santander Spain shares and the shares of comparable banks. The fair value of the options granted was calculated as the average value resulting from the two valuations.

		Euros			Date of	Date of
	Number of	Exercise	Employee	Number	Commencement	Expiry of
	Options/ Shares	Price	Group	of Persons	of Exercise Period	Exercise Period

Plans outstanding at 1 January 2005	-	-

Options granted (Plan I06)	3,938,700	9.09 (**)	Managers	112	Jan 15, 2008	Jan 15, 2009
Options exercised	-	-
Options cancelled or not exercised		-
Plans outstanding at December 31, 2005	3,938,700	9.09

Options exercised	-	-
Options cancelled, net (Plan I06)	(115,600)	9.09	Managers	(4)	Jan 15, 2008	Jan 15, 2009
Plans outstanding at December 31, 2006	3,823,100	9.09

Shares granted (Plan I09)	281,187	-	Managers	181	Jun 23, 2007	Jul 31, 2009
Shares granted (Plan I10)	417,413	-	Managers	181	Jun 23, 2007	Jul 31, 2010
Options cancelled, net (Plan I06)	(163,200)	9.09	Managers	(4)	Jan 15, 2008	Jan 15, 2009
Plans outstanding at December 31, 2007	4,358,500	-

Of which:
Plan I06	3,659,900	9.09
Plan I09	281,187	-
Plan I10	417,413	-

(**)           The exercise price of the options under Plan I06 is €9.09 per share, which is the weighted average of the daily average market price of the Bank’s shares on the continuous market in the first 15 trading days of January 2005. This was the criterion established in the resolution approving Plan I06 adopted at the Annual General Meeting of Santander Spain held on June 18, 2005.

Long-term incentive policy

During 2007, the Parent Company’s Board of Directors approved a long-term incentive policy for the period 2008-2010 aimed at Santander Spain’s executive directors and certain executive personnel in Spain and other

Santander Group companies. Certain high level executive of Santander Chile participate in this global Performance Share Plan implemented by Parent Company. This program had no dilutive effect for Santander Chile minority shareholders.

Performance Share Plan

This multi-annual incentive plan is payable in shares of Santander Spain. The beneficiaries of the plan are the executive directors and other members of senior management, together with any other Group executives determined by the Board of Directors of Santander Spain or, when delegated by its Executive Committee.

This plan will involve successive three-year cycles of share deliveries to the beneficiaries, so that each year one cycle will begin and, from 2009 onwards, another cycle will also end. The aim is to establish an adequate sequence between the end of the incentive program linked to the previous Plan and the successive cycles of this plan. Thus, the first two cycles will commence in July 2007, the first cycle having duration of two years (PI09) and the second cycle having a standard three-year term (PI10).

For each cycle, a maximum number of shares of Santander Spain are established for each beneficiary who remains in the Bank’s employ for the duration of the plan. The targets, which, if met, will determine the number of shares to be delivered, are defined by comparing Santander Spain’s performance with that of a benchmark group of financial institutions and are linked to two parameters, namely Total Shareholder Return (TSR) and growth in Earnings per Share (EPS). These parameters each have a 50% weighting in determining the percentage of shares to be delivered. In addition, the executives of Santander Chile must also meet their local commercial and earnings goals in order to receive this benefit and the Bank must also reach other commercial and earnings targets set by the Parent Company.

The ultimate number of shares to be delivered will be determined in each of the cycles by the degree of achievement of the targets on the third anniversary of commencement of each cycle (with the exception of the first cycle, for which the second anniversary will be considered), and the shares will be delivered within a maximum period of seven months from the end of the cycle. This number will range from the maximum percentage of shares, if Santander Spain, for each of the measures considered (TSR and EPS growth), ranks within the third quartile of the Benchmark Group, including the 75th percentile, to 30% of the maximum number of shares if it is placed at the median (50th percentile). If Santander Santander ranks below the median, all assignments of shares will be rendered null and void.

At December 31, 2007, the maximum number of shares to be delivered was 698,600 to 181 executives of Santander Chile (for a total of 281,187 for the first cycle (PI09) and 417,413 for the second cycle (PI10)). The fair value of the equity instruments granted under these plans was Ch$619 million (US$1.2 million), and this amount is charged to “Personnel expenses” in the specific period in which the beneficiaries provide their services to the Bank.

The fair value was calculated as follows:

It was assumed that the beneficiaries will remain employed by Santander Group companies during the term of each plan.

·
The fair value of the 50% relating to the Bank’s relative TSR position was determined on the basis of the report of an independent expert whose assessment was based, inter alia, on the following variables:

·
Expected volatility: determined on the basis of the historical volatility over a two-year period for PI09 and a three-year period for PI10. In the case of the Bank, the average volatility used was 16.25% for PI09 and 15.67% for PI10.

·	Annual dividend yield: based on the data for the last two/three years before July 1, 2007. In the case of the Bank, this yield stood at 3.23% for PI09 and 3.24% for PI10.

·	Risk-free interest rate: return on Treasury Bonds (zero coupon) offered on July 1, 2007, for a period of two years for PI09 (4.473%) and three years for PI10 (4.497%).

·
Monte Carlo valuation model: performance of 10,000 simulations to determine the TSR of each of the companies in the Benchmark Group, taking into account the aforementioned variables. The results (each of which represents the delivery of a number of shares) are classified in decreasing order by calculating the weighted average and discounting the amount at the risk-free interest rate. Application of the simulation model results in percentage values of 42.7% for PI09 and 42.3% for PI10 (second cycle), which are applied to 50% of the value of the shares granted, in order to determine the cost per books of the TSR-based portion of the incentive. Since this valuation refers to a market condition, it cannot be adjusted after the grant date.

·
In view of the high correlation between TSR and EPS, it was considered feasible to extrapolate that, in a high percentage of cases, the TSR value is also valid for EPS. Therefore, it was determined that the fair value of the portion of the plans linked to the Bank’s relative EPS position, i.e. of the remaining 50% of the shares granted, was the same as that of the 50% corresponding to the TSR. Since this valuation refers to a non-market condition, the number of shares expected to vest shall be reviewed and adjusted on a yearly basis.

In 2007, the management of Banco Santander Spain accorded to grant each active employee working for Banco Santander Spain or an entity controlled by Banco Santander Spain as of June 2007 a one-time gift of 100 shares in Banco Santander Spain to celebrate its 150th anniversary. This program had no costs for Santander-Chile.

We also pay bonuses to our administrative, supervisory and management personnel based on pre-defined goals (mainly commercial but also including items such as customer satisfaction) and our overall performance in the year. These bonuses are provisioned for monthly, according to the degree of accomplishment of our budget. We also give bonuses throughout the year to commercial teams for performance in other commercial contests. None of the members of our Board of Directors has a service contract which would entitle any Director to any benefits upon termination of employment with Santander-Chile. Santander-Chile currently does not have any profit-sharing arrangements with its employees. There is no system for the granting of options or securities of Santander-Chile to employees.

C.           Board Practices

Summary Comparison of Corporate Governance Standards and NYSE Listed Company Standards

As a “Foreign Private Issuer” under the United States Securities Exchange Act of 1934 (“Exchange Act”) that is listed on the NYSE, we are required to provide a brief general summary of the significant ways in which our corporate governance standards, which are dictated by Chilean corporate law, differ from those followed by U.S. companies under NYSE listing standards.

Please note that because more than 50% of our voting power is held by another company, Banco Santander Spain, S.A., we would be permitted to elect certain exemptions under NYSE corporate governance standards. Specifically, as a U.S. company, we could elect to be exempted from the requirements (i) that we have a majority of independent directors (as defined by the NYSE), (ii) that we have a nominating/corporate governance committee meeting certain conditions, and (iii) that we have a compensation committee meeting certain requirements. Because as a U.S. company we would not be required to follow these standards, we do not discuss the differences, if any, between these provisions and our own corporate governance procedures in the table below.

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

Shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto.	Shareholders’ vote is not required for any equity-compensation plans other than those for the directors. Our compensation policies currently do not provide for

NYSE Listed Company Requirement	Santander-Chile Corporate Governance Standard
equity compensation, therefore do not trigger shareholders’ vote.

Listed companies must adopt and disclose corporate governance guidelines.	We follow the corporate governance guidelines established under Chilean laws, a summary of which is included in this 20-F.

Listed companies must adopt and disclose a code of business conduct and ethics for directors and employees, and promptly disclose any waivers of the code for directors or executive officers.	We have a code of business ethics and conduct which must be signed by all employees and are included as exhibits to this 20-F.

Summary of Corporate Governance Standards

Santander-Chile has adopted diverse measures to promote good corporate governance. Among the measures adopted are:

·	Board of Directors mainly composed of professionals not related to Banco Santander Spain, our parent company.

·	Active participation of Directors in main committees of the Bank.

·	All personnel must subscribe to a code of ethics and good conduct. Those who interact directly with the capital markets must also subscribe to an additional code of conduct.

·
Segregation of functions in order to assure adequate management of risks. Commercial areas separated from back office areas. Risk management independent of commercial areas. Main credit decisions taken in committees.

·	Internal Auditing Area clearly independent from the Administration.

·	The Bank also has an Internal Compliance Division that oversees the fulfillment of the Bank’s codes of conduct.

Santander-Chile has a commitment to transparency. This includes:

·	Equal treatment for all shareholders. One share = one vote.

·	Monthly publication of the Bank’s results by the Superintendency of Banks.

·	Quarterly report of a detailed analysis of Bank results published by us at least 30 days after the close of each interim quarter and 40 days after close of the full year.

·	Quarterly conference call open to the public.

·	All information relevant to the public available immediately on the web page www.santander.cl.

·	Ample and periodic coverage of the Bank by international and local stock analysts.

·	The Bank has five credit risk ratings by five independent rating agencies, domestic and international.

Audit Committee

Board member	Position in Committee
Carlos Olivos	Chairman
Benigno Rodríquez. R.*	Vice Chairman and Financial Expert
Víctor Arbulú. C.	Member and Financial Expert

* On June 24, 2008, Mr. Rodriguez resigned from the Board and Audit Committee of Banco Santander Chile. His seat on the Audit Committee will be vacant until a replacement is nominated and approved during the Bank’s next board meeting, which is expected to be held in July 2008.

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

Additionally this committee is responsible for:

·	Presenting to the Board of Directors a list of candidates for the selection of an external auditor.

·	Presenting to the board or directors a list of candidates for the selection of rating agencies.

·	Overseeing and analyzing the results of the external audit and the internal reviews.

·	Coordinating the activities of internal auditing with the external auditors’ review.

·	Analyzing the interim and year-end financial statements and reporting the results to the Board of Directors.

·	Analyzing the external auditors’ reports and their content, procedures and scope.

·	Analyzing the rating agencies’ reports and their content, procedures and scope.

·	Obtaining information regard the effectiveness and reliability of the internal control systems and procedures.

·	Analyzing the information systems performance, its sufficiency, reliability and use in connection with decision-making processes.

·	Obtaining information regarding compliance with the company’s policies regarding the due observance of laws, regulations and internal rules to which the company is subject.

·	Obtaining information and resolve conflict interest matters and investigating suspicious and fraudulent activities.

·	Analyzing the reports of the inspection visits, instructions and presentations of the Superintendency of Banks.

·	Obtaining information, analyzing and verifying the company’s compliance with the annual audit program prepared by the internal audit department.

·	Informing the Board of Directors of accounting changes and their effect.

·	Examining on an annual basis the compensation plans of high level executives and managers.

Asset and Liability Committee

Board member	Position in Committee
Mauricio Larraín	Chairman
Roberto Zahler	Member
Marco Colodro	Member

The Comité de Activos y Pasivos or the Asset and Liability Committee (the “ALCO”), following guidelines set by the Board of Directors, Santander Central Hispano’s Global Risk Department, is responsible for establishing Santander-Chile’s policies, procedures and limits with respect to market risks and monitoring the overall performance in light of the risks assumed. The ALCO constantly monitors whether these policies are fulfilled. Santander-Chile’s Market Risk and Control Department and the Financial Management Division carry out the day-to-day risk management of the trading and non-trading activities of Santander-Chile.

The composition of the Asset and Liabilities Management Committee includes the Chairman of the Board, two members of the Board, the Chief Executive Officer, the Manager of the Financial Management Division, the Manager of Market Risk, the Manager of Proprietary Trading, the Financial Controller and other senior members of management. Senior members of Santander-Chile’s Finance Division meet monthly on a formal basis with the Asset and Liabilities Management Committee and outside consultants.

Executive Credit Committee

Board member	Position in Committee
Mauricio Larraín	Chairman
Carlos Olivos	Member
Roberto Méndez	Member
Marco Colodro	Member

The Executive Credit Committee is comprised of the Chairman of the Board, three additional Board members, the Corporate Legal Counsel, the CEO, the Manager of Global Banking, the Corporate Director of Risk, the Manager of Corporate Banking, the Manager of Middle Market and two senior members of the Credit Risk department that present the loans being reviewed for approval. This committee confirms the loan positions reviewed by the Senior Loan Committee, with approval rights up to the maximum exposure permitted by the General Banking Law.

Marketing and Communications Committee

Board member	Position in Committee
Mauricio Larraín	Chairman
Roberto Méndez	Member

The Marketing and Communications Committee is comprised of the Chairman of the Board and an additional Board member, the CEO, the Manager of Retail Banking, the Manager of Santander Banefe, the Manager of Human Resources, the Manager of Corporate Communications, the Manager of Marketing and other senior managers of the Bank. This committee reviews and confirms all matters related to products, corporate image and communications.

D.           Employees

As of December 31, 2007, on a consolidated basis we had 9,174 employees, 8,739 of whom were bank employees and 435 of whom were employees of our subsidiaries. With respect to the average number of employees for the Bank only, during the year ended December 31, 2006 and 2007, we had an average of 7,837 and 8,912 employees, respectively. We have traditionally enjoyed good relations with our employees and their unions. Of the total headcount, 3,775 or 41.1% were unionized. In March 2007, a new collective bargaining agreement became effective and will expire on March 1, 2011, but this may be negotiated ahead of schedule if management and union agree to. The primary terms of the new collective bargaining agreement include improved employee benefits relating to scholarships, sick days and insurance coverage for employees and a 5% increase in salaries as of May

2007 for employees with gross monthly incomes below Ch$800,000 (US$1,500). Furthermore, we agreed to award an end-of-negotiation bonus based on the level of salaries, and non-executive employees will receive an additional special bonus based on each employee’s years of service at the Bank. The payment of these bonuses represented a total cost of US$20 million, which was paid when negotiations terminated at year-end 2006. We generally apply the terms of our collective bargaining agreement to unionized and non-unionized employees. The following chart summarizes the number of employees employed by the bank.

Employees	2007
Executives	653
Professionals	4,161
Administrative	4,360
Total	9,174

E. Share Ownership

As of December 31, 2007, the following directors and executives held shares in Santander-Chile:

Director	Number of Shares
Mauricio Larraín G	568
Juan Fernández F	35,536

No director or executive officer owns more than 1% of the shares of Santander-Chile.

Santander-Chile currently does not have any arrangements for involving employees in its capital and there is no systematic arrangement for grant of options or shares or securities of Banco Santander-Chile to them. However, our parent company gave each employee 100 shares in Banco Santander Spain in 2007.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           Major Shareholders

As of December 31, 2007, Santander-Chile’s largest shareholders were the following:

Shareholder	Number of Shares	Percentage
Teatinos Siglo XXI Inversiones Ltda.*	78,108,391,607	41.45%
Santander Chile Holding	66,822,519,695	35.46%

* Formerly know as Teatinos Siglo XXI S.A.

Banco Santander Spain controls Santander-Chile through its holdings in Teatinos Siglo XXI Inversiones Ltda. and Santander-Chile Holding, which are controlled subsidiaries of Banco Santander Spain. As of December 31, 2007, Banco Santander Spain directly or indirectly owned or controlled 99.5% of Santander-Chile Holding directly or indirectly owned or controlled 100% of Teatinos Siglo XXI S.A. This gives Banco Santander Spain control over 76.91% of the shares of the Bank, and actual participation, when excluding minority shareholders, of 76.73% at December 31, 2007.

Banco Santander Spain is in a position to cause the election of a majority of the members of Santander-Chile’s Board of Directors, to determine its dividend and other policies and to determine substantially all matters to be decided by a vote of shareholders. Banco Santander Spain holds ordinary shares to which no special voting rights are attached. Each share represents one vote and there are no shareholders with different voting rights.

The number of outstanding shares of Santander-Chile (of which there is only one class, being ordinary shares) at December 31, 2007, was 188,446,126,794 shares, without par value. Santander-Chile’s shares are listed for trading on the Chilean Stock Exchanges and on the NYSE in connection with the registration of ADRs. The market capitalization of Santander-Chile at the same date was Ch$4,651,046 million (US$9,308 million), representing 188,446,126,794 shares of common stock. At December 31, 2007, Santander-Chile had 13,505 holders registered in Chile, including the Bank of New York, as Depositary (the “Depositary”) of Santander-Chile’s American

Depositary Share Program. As of December 31, 2007, there were a total of 7 ADR holders on record. Since some of these ADRs are held by nominees, the number of record holders may not be representative of the number of beneficial holders.

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

Loans granted to related parties

Related party loans, all of which are current, are as follows:

	As of December 31, 2007
	Loans	Collateral Pledged
	Ch$mn	Ch$mn

Operating companies	88,510	50,404
Investment companies	185,812	29,419
Individuals	30,175	28,629
Total	304,497	108,452

(1)	Includes companies whose purpose is to hold shares in other companies.
(2)
Includes debt obligations that are individually equal to or greater than UF 3,000, equivalent to Ch$59 million (US$118,995) as of December 31, 2007. Includes loans to certain executive officers. All of the loans to the executive officers were made in our ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectability or present other unfavorable features.

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

·
a bank may not grant loans to individuals or legal entities involved in the ownership or management of the bank, whether directly or indirectly (including holders of 1.0% or more of its shares), on more favorable terms than those generally offered to non related parties. Loans may not be extended to senior executives and to companies in which such individuals have a participation of 5.0% or more of the equity or net earnings in such companies. The aggregate amount of loans to related parties may not exceed a bank’s regulatory capital; and

·
the maximum aggregate amount of loans that a bank may grant to its employees is 1.5% of its regulatory capital, and no individual employee may receive loans in excess of 10.0% of such 1.5% limit. These limitations do not apply to a single home mortgage loan for personal use per term of employment of each employee.

We are not aware of any loans to any related parties exceeding the above lending limits.

Other transactions with related parties

During the years ended December 31, 2007, the Bank had the following significant income (expenses) from services provided to (by) related parties:

Year ended December 31, 2007
Company	Income/(Expenses)
Ch$ million
Redbanc S.A. (payment for administering ATM network)	(3,967)
Transbank S.A. (payments for administering credit card network)	(6,871)
Santander G.R.C. Ltda. (collection services)	(3,218)
Santander Chile Holding S.A. (rent)	33
Santander Factoring S.A. (rent)	52
Bansa Santander S.A. (rent and sale of repossessed assets)	(2,506)
AFP Bansander S.A (rent)	137
Altec S.A. (technology services)	(6,103)
Santander Investment Chile S.A. (rent)	95
Altavida Cia. De Seguro De Vida S.A. (rent and payment of life insurance policies relating to certain loans)	(1,675)
Santander Cia. de Seguros Generales S.A. (rent and payment of life insurance policies relating to certain loans)	(821)
Plaza El Trebol S A (rent)	(68)
Other (1)	130
Total	(24,782)

(1)	Consists primarily of payment of stipend to Board members.

On January 15, 2007, Santander Investment S.A. Corredores de Bolsa, an affiliate of Banco Santander Chile controlled by Santander Spain, approved the merger between Santiago Corredores de Bolsa Limitada, a subsidiary of Banco Santander Chile, into Santander Investment S.A. Corredores de Bolsa, effective January 1, 2007. Santander Investment S.A. Corredores de Bolsa, as of January 15, 2007, became a subsidiary of Banco Santander Chile and the legal successor of Santiago Corredores de Bolsa Limitada.

The merger of Santiago Corredores de Bolsa Limitada and Santander Investment S.A. Corredores de Bolsa was accounted as a business combination of entities under common control, thus, the lower value determined in the transaction was recorded as a charge to the Bank’s shareholders’ equity in an amount of Ch$1,903 million.

C.           Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.           Consolidated Statements and Other Financial Information

Financial Information

See Item 18.

Legal Proceedings

On August 26, 1992, a lawsuit was filed by the Chilean Internal Revenue Service against the Bank. On December 13, 2007, the Bank paid Ch$423 million to the Chilean Revenue Service, concluding this contingency.

Our General Counsel was indicted by the national treasury in a lawsuit regarding the repayment by Inverlink Corredores de Bolsa of a Ch$980 million (equivalent to US$1.8 million) loan made to it by Banco Santander-Chile. Repayment was made by tendering to Banco Santander-Chile a cashier’s check issued by another bank in favor of Banco Santander-Chile. The Bank was not legally required to verify the legitimacy of the funds used to obtain the cashier’s check and, authenticity of the cashier’s check and, accordingly, cashed it in satisfaction of its loan to Inverlink. Subsequently, the Bank learned that the cashier’s check had been obtained from the issuing bank by Inverlink Corredores de Bolsa with funds fraudulently obtained from CORFO. The Bank actively cooperated with the investigation and agreed to pay Ch$980 million to CORFO. In Janaury 2007, the courts approved the motion to end this trial against our General Counsel. The national treasury appealed this ruling. In November 2007, the courts approved and ratified definitively the motion to end this trial against our General Counsel.

In addition, we are subject to certain claims and are party to certain legal and arbitration proceedings incidental to the normal course of our business including claims for alleged operational errors. We do not believe that the liabilities related to such claims and proceedings are likely to have, individually or in the aggregate, a material adverse effect on our consolidated financial condition or results of operations. Nevertheless, based on management’s individual analysis of each proceeding, we have made provisions in the amount reported as “Provisions for lawsuit and other” in Note 10(b) of our Consolidated Financial Statements. Other than the proceedings described above, there are no material proceedings in which any of our directors, any members of our senior management or any of our affiliates is either a party adverse to us or to our subsidiaries or has a material interest adverse to us or our subsidiaries.

Dividends and dividend policy

See “Item 3: A. Selected Financial Data—Dividends.”

B.           Significant Changes

None.

ITEM 9. THE OFFER AND LISTING

A.           Historical Trading Information

The table below shows, for the periods indicated, the annual, quarterly and monthly high and low closing prices (in nominal Chilean pesos) of the shares of our common stock on the Santiago Stock Exchange and the annual, quarterly and monthly high and low closing prices (in U.S. dollars) as reported by the NYSE.

	Santiago Stock Exchanges		NYSE
	Common Stock		ADS(2)
	High	Low	High	Low
	(Ch$ per share(1))		(US$ per ADS)
Annual Price History
2003	15.30	12.65	24.65	17.05
2004	18.20	13.30	33.90	23.55
2005	22.75	17.11	45.86	30.40
2006	26.20	19.60	51.46	37.40
2007	27.10	21.25	55.30	41.76
Quarterly Price History
2006
1st Quarter	25.09	21.60	49.85	43.10
2nd Quarter	23.20	19.60	46.80	37.40
3rd Quarter	24.00	19.75	46.50	37.66
4th Quarter	26.20	22.90	51.46	44.69
2007
1st Quarter	26.75	24.35	51.14	46.75
2nd Quarter	27.10	24.49	53.13	48.39
3rd Quarter	25.40	21.25	50.74	41.76
4th Quarter	26.21	21.75	55.30	43.99
2008
1st Quarter	24.86	20.00	53.37	45.58
Monthly Price History
December 2007	24.49	22.80	51.20	46.75
January 2008	24.86	20.00	51.70	45.58
February 2008	24.00	21.25	53.37	47.11
March 2008	22.67	20.82	52.39	48.96
April 2008	23.55	22.49	54.34	50.40
May 2008	24.46	22.80	54.60	51.02
June 2008 (as per June 24, 2008)	23.91	21.20	51.47	43.53

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

B.           Memorandum and Articles of Association

The legal predecessor of Santander-Chile was Banco Santiago (Santiago). Santiago was incorporated by public deed dated September 7, 1977 granted at the Notary Office of Alfredo Astaburuaga Gálvez. Santiago received its permission to incorporate and function as a bank by Resolution No. 118 of the Superintendency of Banks on October 27, 1977. The Bank’s by-laws were approved by Resolution No. 103 of the Superintendency of Banks on September 22, 1977. In January 1997, Santiago merged with Banco O’Higgins’ with Santiago as the surviving entity. In 1999, Santiago became a controlled subsidiary of Banco Santander Spain.

On May 24, 2007, we have changed our by-laws insofar as our official name shall be Banco Santander-Chile (formerly: Banco Santander Chile) and that the Bank may also use the following names: Banco Santander Santiago, Santander Santiago, Banco Santander, or Santander (formerly only: Banco Santander Santiago and Santander Santiago.)

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

Without prejudice to any other incapacity or incompatibility established by law, the following may not be directors: (a) those persons who have been sentenced or are being tried, either as principals or accessories, for crimes punishable with a penalty of temporary or permanent suspension from or incapacity to hold public office; (b) those persons who have been declared bankrupt and have not been rehabilitated; (c) members of the House of Representatives and the Senate; (d) directors or employees of any other financial institution; employees appointed by the President of the Republic and employees or officers of (i) the State, (ii) any public service, public institution, semi-public institution, autonomous entity or state-controlled company (any such entity a “Public Entity”) or (iii) any enterprise, corporation or public or private entity in which the State or a Public Entity has a majority interest, has made capital contributions, or is represented or participating, provided that persons holding positions in teaching activities in any of the above entities may be directors; and (f) the Bank’s employees, which shall not prevent a director from holding on a temporary basis and for a term not to exceed ninety days the position of General Manager. Chief Executive Officers may not be elected as directors.

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

If a director ceases to be able to perform his or her duties, whether by reason of conflict of interest, limitation, legal incapacity or bankruptcy, impossibility, resignation or any other legal cause, the vacancy shall be filled as follows: (a) the positions of regular directors shall be filled by an alternate director; and (b) the positions of alternate directors vacated upon the application of (a) above, and the positions of regular directors if a regular director’s position can not be filled pursuant to clause (a) because both alternate members have already become regular members, shall be filled by the Board of Directors on its first meeting after the vacancy occurs. Board members appointed pursuant to clause (b) will remain in the position until the next General Shareholders’ Meeting, where the appointment may be ratified, in which case, the replacement director will remain in his or her position until the expiration of the term of the director he or she replaced.

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

Meetings and Voting Rights

An ordinary annual meeting of shareholders is held within the first four months of each year. The ordinary annual meeting of shareholders is the corporate body that approves the annual financial statements, approves all dividends in accordance with the dividend policy determined by our Board of Directors, elects the Board of

Directors and approves any other matter that does not require an extraordinary shareholders’ meeting. The last ordinary annual meeting of our shareholders was held on April 22, 2008. Extraordinary meetings may be called by our Board of Directors when deemed appropriate, and ordinary or extraordinary meetings must be called by our Board of Directors when requested by shareholders representing at least 10.0% of the issued voting shares or by the Superintendency of Banks. Notice to convene the ordinary annual meeting or an extraordinary meeting is given by means of three notices which must be published in a newspaper of our corporate domicile (currently Santiago) or in the Official Gazette in a prescribed manner, and the first notice must be published not less than 15 days nor more than 20 days in advance of the scheduled meeting. Notice must also be mailed 15 days in advance to each shareholder and given to the Superintendency of Banks and the Chilean Stock Exchanges. Currently, we publish our official notices in the El Mercurio newspaper of Santiago.

The quorum for a shareholders’ meeting is established by the presence, in person or by proxy, of shareholders representing at least an absolute majority of the issued shares. If a quorum is not present at the first meeting, the meeting can be reconvened (in accordance with the procedures described in the previous paragraph) and, upon the meeting being reconvened, shareholders present at the reconvened meeting are deemed to constitute a quorum regardless of the percentage of the shares represented. The shareholders’ meetings pass resolutions by the affirmative vote of an absolute majority of those voting shares present or represented at the meeting. The vote required at any shareholders’ meeting to approve any of the following actions, however, is a two-thirds majority of the issued shares:

·	a change in corporate form, spin-off or merger;

·	an amendment of the term of existence, if any, and the early dissolution of the bank;

·	a change in corporate domicile;

·	a decrease of corporate capital previously approved by the Superintendency of Banks, provided it is not reduced below the legal minimum capital;

·	a decrease in the number of directors previously approved by the Superintendency of Banks;

·	the approval of contributions and appraisal of properties other than cash, in those cases where it is permitted by the General Banking Act;

·	the amendment of authority of the general shareholders’ meeting or the restriction of the authority of the Board of Directors;

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

Only shareholders registered as such with us on the fifth business day prior to the date of a meeting are entitled to attend and vote their shares. A shareholder may appoint another individual (who need not be a shareholder) as his proxy to attend and vote on his behalf. Every shareholder entitled to attend and vote at a shareholders’ meeting has one vote for every share subscribed. Each share represents one vote and there are no special classes of shares with different rights. Our by-laws do not include any condition that is more significant than required by law to change the right of shareholders.

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

Article 22 of the Chilean Corporations Law states that the purchaser of shares of a company implicitly accepts its by-laws and any agreements adopted at shareholders’ meetings.

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

We may declare a dividend in cash or in shares. When a share dividend is declared above the legal minimum (which minimum must be paid in cash), our shareholders must be given the option to elect to receive cash. Our ADS holders may, in the absence of an effective registration statement under the Securities Act or an available exemption from the registration requirement thereunder, effectively be required to receive a dividend in cash. See “Item 10: B. Memorandum and Articles of Incorporation—Preemptive Rights and Increases of Share Capital.”

In the event of our liquidation, the holders of fully paid shares would participate equally and pro rata, in proportion to the number of paid-in shares held by them, in the assets available after payment of all creditors.

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

In addition, Article 69bis of the Companies Law requires that whenever a controlling shareholder acquires two thirds of the voting shares of a listed company, such controlling shareholder must offer to purchase the remaining shares from the minority shareholders in a tender offer.

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

According to Article 35bis of the General Banking Law, the prior authorization of the Superintendency of Banks is required for:

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

Article 16bis of the General Banking Law provides that the individuals or legal entities that, individually or with other people, directly control a bank and who individually own more than 10.0% of its shares must send to the Superintendency of Banks reliable information on their financial situation in the form and in the opportunity set forth in Resolution No. 3,156 of the Superintendency of Banks.

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

Description of American Depositary Shares

This section summarizes all of the material provisions of the Amended and Restated Deposit Agreement, dated as of August 1, 2002, among Banco Santander-Chile (formerly known as Banco Santiago), the Depositary, and the holders of ADRs from time to time pursuant to which the American Depositary Receipts (which we refer to as ADRs) were issued. We refer to this agreement as the “deposit agreement.” We do not, however, describe every aspect of the deposit agreement. You should read the deposit agreement for a more detailed description of the terms of the ADRs. Additional copies of the deposit agreement are available for inspection at the Corporate Trust Office of the Depositary, which is presently located at 101 Barclay Street, New York, New York 10286.

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

Pursuant to the terms of the deposit agreement, holders, owners and beneficial owners of ADRs will be subject to any applicable disclosure requirements regarding acquisition and ownership of shares of common stock or ADSs representing shares of our common stock as are applicable pursuant to the terms of our estatutos or Chilean laws, as each may be amended from time to time. See “Item 10: B. Memorandum and Articles of Association—Ownership Restrictions” for a description of the disclosure requirements applicable to shares of common stock and the consequences of noncompliance. The Depositary has agreed, subject to the terms and conditions of the deposit agreement, to comply with our instructions as to such requirements.

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

The Depositary may issue ADRs against rights to receive shares from us, any of our agents or a central clearing agency approved in writing by us. The Depositary may issue ADRs against other rights to receive shares only if:

·	such other rights are fully collateralized (marked to market daily) with cash or U.S. government securities until such shares of common stock are deposited;

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

Dividends, Other Distributions and Rights

The Depositary is required to convert promptly into dollars and transfer to the United States all cash dividends and other cash distributions denominated in Chilean pesos (or any other currency other than dollars) that it receives in respect of the deposited shares, to the extent that it can do so on a reasonable basis and subject to Chilean law and the Foreign Investment Contract. The Depositary is also required to distribute the amount received in dollars to the holders of ADRs upon an averaged or other practicable basis without regard to any distinctions among holders on account of exchange restrictions or the date of delivery of any ADR or ADRs or otherwise. The amount distributed by the Depositary will be reduced by any amounts to be withheld by us, the Depositary or by us acting as custodian, including amounts on account of any applicable taxes and certain other expenses. For further information regarding applicable taxes, see “Item 10: E. Taxation.”

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

See “Item 10: B. Memorandum and Articles of Association—Meetings and Voting Rights.” The holders of ADRs at the close of business on the date specified by the Depositary are entitled, subject to any applicable provisions of Chilean law, our by-laws or the shares, to instruct the Depositary how to exercise the voting rights, if any, pertaining to the shares represented by their ADSs. The Depositary will endeavor, insofar as practicable and permitted under Chilean law and the shares, to vote the shares so represented in accordance with any such written instructions of holders of ADRs. The Depositary may not itself exercise any voting discretion over any shares. If the Depositary does not receive instructions from a holder of ADRs, the Depositary shall deem such holder to have instructed it to give discretionary proxy to a person designated by us to vote the underlying shares.

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

General

Neither we nor the Depositary will be liable to the holders of ADRs if prevented or delayed in performing their obligations under the deposit agreement by any present or future law, regulation, decree, order or other action of the United States, Chile or any other country, or of any other governmental authority (including any action that may constitute a breach by the Central Bank of its obligation under the Foreign Investment Contract), or by reason of any provision, present or future, of the Foreign Investment Contract, or by reason of any act of God, war or circumstances beyond their control or in the case of the Depositary, any provision of our by-laws or of the securities deposited. Our obligations and those of the Depositary are expressly limited to performing their respective duties specified therein without negligence or bad faith.

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

ADS holders are subject to certain provisions of the rules and regulations promulgated under the Exchange Act, and to the regulations of the Chilean Superintendency of Banks relating to the disclosure of interests in the shares of common stock. Any ADS holder who has or comes to have a directly or indirectly, an interest of 5.0% (or such other percentage as may be prescribed by law or regulation) or more of our outstanding shares must:

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

In addition, ADR holders are subject to the reporting requirements contained in Articles 12 and 54 and Titles XV and XXV of the Chilean Securities Market Law and Article 16bis of the General Banking Law and the ownership limitations of Articles 35bis and 36 of the General Banking Law (which provisions may apply when a holder beneficially owns or intends to purchase 10.0% or more of our shares or has the intention of taking control of us).

ADS holders who beneficially own more than 1.0% of the shares of common stock are also subject to the presumption created by Article 84 No. 2 of the General Banking Law that such owners are related parties to the Bank, and are thus subject to certain restrictions on the amounts and terms of loans made by banks to related parties.

Valuation of Underlying Shares for Chilean Law Purposes

For all purposes of valuation under Chilean law, the acquisition value of the shares of common stock delivered to any holder upon surrender of ADRs shall be the highest reported sale price of the shares on the Santiago Stock Exchange on the day during which the transfer of the shares is recorded under the name of such holder. In the event that no such sale price is reported by the Santiago Stock Exchange during that day, the value shall be deemed to be the highest trade price on the day during which the last trade took place. However, if 30 or more days have elapsed since the last trade, such value shall be adjusted in accordance with the variation of the Chilean consumer price index during the period since such last trade date.

C.           Material Contracts

On December 3, 2007, we entered into a long-term contract with Produban for the operation of certain of our systems, providing us with information data processing, technology services and hardware infrastructure to run our core transactional systems. This contract also includes an improvement in transactional capacities,  services and back-up requirement compared to previous services. We agreed to pay Produban approximately €55 million (US$85 million) in the next 5 years. This contract replaced the one we had established with IBM that cost the Bank US$23 million in 2007. Produban is based in Madrid, Spain.

In August 2005, the Bank entered into a contract with the Sociedad Operadora de la Cámara de Compensación de Pagos de alto Valor S.A. (ComBanc) in order to participate in the “Servicio Cámara de Compensación de Pagos de Alto Valor”, which is an electronic clearing system for transactions for large movements between demand deposit accounts. The Bank must pay fixed and variable fees for participating in this system. The fixed fee was UF243 (Ch$4.8 million or US$9,617). The variable fee depends on the Bank’s market share in demand deposits and was UF1,339 (Ch$26.3 million or US$52,993) at December 31, 2007.

On January 23, 2007, the Bank agreed to pledge its shares in Administrador Financiero de Transantiago (AFT) in favor of the service providers of Santiago’s new public transportation system, TransSantiago. AFT is the company in charge of administering the finances of the new transportation system, TransSantiago, and all shareholders in AFT had to pledge their shares to the service providers. This pledge was approved by shareholders at a special Shareholders’ Meeting held on April 24, 2007. The book value of the Bank’s investment in AFT was Ch$820.6 million (US$1.7 million) at December 31, 2007.

D.           Exchange Controls

The Central Bank is responsible for, among other things, monetary policies and exchange controls in Chile. Appropriate registration of a foreign investment in Chile grants the investor access to the Formal Exchange Market. See “Item 3: A. Selected Financial Data—Exchange Rates.” Foreign investments can be registered with the Foreign Investment Committee under Decree Law No. 600 or can be registered with the Central Bank under the Central Bank Act. The Central Bank Act is an organic constitutional law requiring a “special majority” vote of the Chilean Congress to be amended. Since April 18, 2001, all exchange controls in Chile have been eliminated.

Previously, Chilean law mandated that holders of shares of Chilean companies that were not residents of Chile register as foreign investors under one of the foreign investment regimes contemplated by Chilean law in order to receive dividends, sale proceeds or other amounts with respect to their shares remitted outside Chile through the Formal Exchange Market. Under the Foreign Investment Contract (as defined herein), the Depositary, on behalf of ADS holders, is granted access to the Formal Exchange Market to convert cash dividends from Chilean pesos to U.S. dollars and to pay such U.S. dollars to ADS holders outside Chile, net of taxes, and no separate registration by ADR holders is required. As of April 19, 2001, the Central Bank deregulated the Exchange Market, eliminating the need to obtain approval from the Central Bank in order to remit dividends, but at the same time eliminating the possibility of guaranteeing access to the Formal Exchange Market. It is important to point out that this does not affect the current Foreign Investment Contract, which was signed prior to April 19, 2001, and still permits access to the Formal Exchange Market based on the prior approval of the Central Bank. Therefore the holders of ADRs of Santander-Chile are still subject to the Foreign Investment Contract, including its clauses referring to the prior exchange rules including the now extinct Chapter XXVI of the Compedium.

E.           Taxation

The following discussion summarizes certain material Chilean tax and United States federal income tax consequences to beneficial owners arising from the ownership and disposition of the ADSs. The summary does not purport to be a comprehensive description of all potential Chilean tax and United States federal income tax considerations that may be relevant to a decision to purchase, own or dispose of the ADSs and is not intended as tax advice to any particular investor. This summary does not describe any tax consequences arising under the laws of any state, locality or other taxing jurisdiction other than Chile and the United States. There is currently no income tax treaty between the United States and Chile.

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

Taxable income	US$ 100
First Category Tax (17% of US$100)	(17)
Net proceeds available	83
Dividend payment	83
Withholding Tax (35% of the sum of the dividend (US$83) and the available First Category Tax credit (US$17)	(35)
First Category Tax credit	17
Payable Withholding Tax	(18)
Net dividend received	65 (83-18)
Effective dividend withholding tax rate	21.7% (18/83)

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

Gain recognized on a sale or exchange of shares of common stock (as distinguished from sales or exchanges of ADSs representing such shares of common stock) by a Foreign Holder will be subject to both an income tax on capital gains, which is assessed at the same rate as the First Category Tax (currently imposed at a rate of 17%)  and the Chilean withholding tax (the former being creditable against the latter) if (1) the Foreign Holder has held such shares of common stock for less than one year since exchanging ADSs for the shares of common stock, (2) the Foreign Holder acquired and disposed of the shares of common stock in the ordinary course of its business or as a regular trader of stock or (3) the sale is made to a company in which the Foreign Holder holds an interest. In certain other cases, gain on the disposition of shares of common stock will be subject only to the tax on capital gains (currently imposed at a rate of 17%). The sale of shares of common stock by a Foreign Holder to an individual or entity resident or domiciled in Chile is subject to a provisional withholding. Such a provisional withholding will be equal to (i) 5% of the amount, without any deduction, paid to, credited to, account for, put at the disposal of, or corresponding to, the Foreign Holder if the transaction is subject to the First Category Tax as sole tax, unless the gain subject to taxation can be determined, case in which the withholding is equal to 17% on the gain, or (ii) 20% of the amount, without any deduction, paid to, credited to, account for, put at the disposal of, or corresponding to, the Foreign Holder if the transaction is subject to the First Category Tax and the Chilean withholding tax, with a credit of the First Category Tax already paid. For income tax purposes, the capital gain shall be the difference between the sales price and the acquisition cost of the stock. The tax basis of shares of common stock received in exchange for ADSs will be the acquisition value of such shares. The valuation procedure set forth in the deposit agreement, which values shares of common stock that are being exchanged at the highest price at which they trade on the Santiago Stock Exchange on the date of the exchange, generally will determine the acquisition value for this purpose. Consequently, the conversion of ADSs into shares of common stock and sale of such shares of common stock for the value established under the deposit agreement will not generate a capital gain subject to taxation in Chile.

In the case where the sale of the shares is made on a day that is different than the date on which the exchange is recorded, capital gains subject to taxation in Chile may be generated. On October 1, 1999, the Chilean Internal Revenue Service issued Ruling No. 3708 whereby it allowed Chilean issuers of ADSs to amend the deposit agreements to which they are parties in order to include a clause that states that, in the case that the exchanged shares are sold by the ADSs’ holder in a Chilean Stock Exchange, either on the same day in which the exchange is recorded in the shareholders’ registry of the issuer or within the two prior business days to such date, the acquisition price of such exchanged shares shall be the price registered in the invoice issued by the stock broker that participated in the sale transaction. Consequently, because we have included this clause in the form of ADRs attached to the deposit agreement, the capital gain that may be generated if the shares received in exchange for ADSs were sold within two days prior to the date on which the exchange is recorded will not be subject to taxation.

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

U.S. Federal Income Tax Considerations

The following is a discussion of material U.S. federal income tax consequences of owning and disposing of shares or ADSs to U.S. holder described below, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to acquire such securities. The discussion applies only if you hold shares or ADSs as capital assets for tax purposes and it does not address special classes of holders, such as:

·	certain financial institutions;

·	insurance companies;

·	dealers and traders in securities or foreign currencies;

·	persons holding shares or ADSs as part of a hedge, “straddle,” conversion transaction, or integrated transaction;

·	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

·	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

·	persons liable for the alternative minimum tax;

·	tax-exempt organizations;

·	persons holding shares or ADSs that own or are deemed to own ten percent or more of our voting stock; or

·	persons who acquired our ADSs or shares pursuant to the exercise of any employee stock option plan or otherwise as compensation.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decision and final, temporary and proposed Treasury regulations, all as of the date hereof. These laws are subject to change, possibly on a retroactive basis. It is also based in part on representations by the Depositary and assumes that each obligation under the Deposit Agreement and any related agreement will be performed in accordance with its terms. Please consult your own tax advisers concerning the U.S. federal, state, local and foreign tax consequences of purchasing, owning and disposing of shares or ADSs in your particular circumstances.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds shares of ADSs, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and upon the activities of the partnership. Partnership holding shares of ADSs and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of holding and disposing of the shares or ADSs.

As used herein, a “U.S. holder” is a beneficial owner of shares or ADSs that is for U.S. federal tax purposes:

·	a citizen or resident of the United States;

·	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; or

·	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

In general, if you own ADSs, you will be treated as the owner of the underlying shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if you exchange ADSs for the underlying shares represented by those ADSs.

The U.S. Treasury has expressed concerns that parties to whom ADRs are released prior to delivery of shares to the Depositary (“pre-release”) or intermediaries in the chain of ownership between U.S. holders of ADRs may be taking actions that are inconsistent with the claiming of foreign tax credits for holders of ADRs. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the analysis of the creditability of Chilean taxes and the availability of the reduced rate for dividends received by certain non-corporate holders, each described below, could be affected by future actions that may be taken by such parties or intermediaries.

Taxation of Distributions

Distributions paid on ADSs or shares, other than certain pro rata distributions of common shares or rights, will be treated as dividends to the extent paid out of current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Since we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. holders as dividends. Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, under current law, certain dividends paid by “qualified foreign corporations” to certain non-corporate U.S. Holders in taxable years beginning before January 1, 2011, will be taxable at a maximum rate of 15%. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid on stock which is readily tradable on a securities market in the United States, such as the NYSE where our ADSs are traded. You should consult your own tax advisers to determine whether the favorable rates may apply to dividends you receive and whether you are subject to any special rules that limit your ability to be taxed at this favorable rate. The amount of the dividend will include any amounts withheld by us or our paying agent in respect of Chilean taxes at the effective rate as described above under “ — Chilean Taxation.” The amount of the dividend will be treated as foreign-source dividend income to you and will not be eligible for the dividends received deduction generally allowed to U.S. corporations under the Code.

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

Sale or Other Disposition of Shares or ADSs

For U.S. federal income tax purposes, gain or loss you realize on the sale or other disposition of shares or ADSs generally will be capital gain or loss, and will be long-term capital gain or loss if you held the shares or ADSs for more than one year. The amount of your gain or loss will be equal to the difference between your tax basis in the shares or ADSs disposed of and the amount realized on the disposition in each case as determined in U.S. dollars. Such gain or loss will generally be U.S. source gain or loss for foreign tax credit purposes. Consequently, you may not be able to utilize a credit for Chilean withholding taxes imposed on gain from shares or ADSs. You should consult your own tax advisers regarding the availability of foreign tax credits upon the sale or other disposition of your shares or ADSs.

Passive Foreign Investment Company Rules

Based on proposed Treasury regulations (“Proposed Regulations”), which are proposed for taxable years beginning after December 31, 1994, we believe that we were not a “Passive Foreign Investment Company” (“PFIC”) for U.S. federal income tax purposes for the year ended December 31, 2007. However, since the Proposed Regulations may not be finalized in their current form and since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among others, less than 25 percent owned equity investments) from time to time, there can be no assurance that we will not be considered a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which you held an ADS or a share, certain adverse tax consequences could apply to you.

If we were a PFIC for any taxable year during which you held shares or ADSs, gain recognized by you on a sale or other disposition (including certain pledges) of a share or an ADS would generally be allocated ratably over your holding period for the share or ADS. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate for that taxable year, and an interest charge would be imposed on the amount allocated to that taxable year. Further, any distribution in respect of shares or ADSs that exceeds 125 percent of the average of the annual distributions on shares or ADSs received by you during the preceding three years or your holding period, whichever if shorter, would be subject to taxation as described above. Certain elections may be available (including a mark-to-market election) to you that may help mitigate the adverse tax consequences. In addition, if we were to be treated as a PFIC in a taxable year in which we pay a dividend or the prior taxable year, the 15% dividend rate discussed above with respect to dividends paid to non-corporate shareholders would not apply.

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

F.           Dividends and Paying Agents

Not applicable.

G.           Statement by Experts

Not applicable.

H.           Documents on Display

The documents concerning Santander-Chile which are referred to in this Annual Report may be inspected at our offices at Bandera 140 Santiago, Chile. We are, and Santiago and Old Santander-Chile were, subject to the information reporting requirements of the Exchange Act, except that, as a foreign issuer, we are not subject to the proxy rules or the short-swing profit and disclosure rules of the Exchange Act. In accordance with these statutory requirements, we file or furnish reports and other information with the SEC. Reports and other information filed or furnished by us with the SEC may be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC’s Regional Office at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60611-2511. Copies of such material may be obtained by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the Public Reference Section by calling the SEC at 1-800-732-0330. The SEC maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports and information statements and other information regarding us. The reports and information statements and other information about us can be downloaded from the SEC’s website and can also be inspected and copied at the offices of the NYSE, Inc., 20 Broad Street, New York, New York 10005.

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

Market Risk Exposure Categories

Inflation

Inflation impacts our results of operations. High levels of inflation in Chile could adversely affect the Chilean economy and have an adverse effect on our business, financial condition and results of operations. Negative inflation rates also negatively impact our results. In 2007, the inflation rate in Chile was 7.8% compared to 2.6% in 2006 compared 3.7% in 2005. There can be no assurance that Chilean inflation will not change significantly from the current level. Although we currently benefit from moderate levels of inflation in Chile, due to the current structure of our assets and liabilities (i.e., a significant portion of our loans are indexed to the inflation rate, but there are no corresponding features in deposits or other funding sources that would increase the size of our funding base), there can be no assurance that our business, financial condition and result of operations in the future will not be adversely affected by changing levels of inflation.

UF-denominated assets and liabilities. Our assets and liabilities are denominated in Chilean pesos, UF and foreign currencies. The UF is revalued in monthly cycles. On each day in the period beginning the tenth day of the current month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect a proportional amount of the change in the Chilean Consumer Price Index during the prior calendar month. One UF equaled to Ch$17,974.81 at December 31, 2005, Ch$ 18,336.38 at December 31, 2006, and Ch$19,622.66 at December 31, 2007. The effect of any changes in the nominal peso value of our UF-denominated assets and liabilities is reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest revenue and expense, respectively. Our net interest revenue will be positively affected by an inflationary environment to the extent that our average UF-denominated assets exceed our average UF-denominated liabilities. Our net interest revenue will be negatively affected by inflation in any period in which our average UF-denominated liabilities exceed our average UF-denominated assets. Our average UF-denominated assets exceeded our average UF-denominated liabilities by Ch$2,871,535 million in 2007 compared to Ch$2,758,228 million in 2006. See “Item 5: F. Selected Statistical Information—Average Balance Sheets, Income Earned from Interest-Earning Assets And Interest Paid on Interest Bearing Liabilities.” The Bank generally has more UF-denominated financial assets than UF-denominated financial liabilities. In the year ended December 31, 2007, the interest gained on interest earning assets denominated in UF increased 71.5% compared to 2006 as a result of the higher inflation rate in 2007 compared to 2006 and the larger amount of assets than liabilities denominated in UFs. The interest paid on these liabilities increased by 130.4% during this period.

Inflation hedge. A key component of our asset and liability policy is the management of interest rate risk. The Bank’s assets generally have a longer maturity than our liabilities. As the Bank’s mortgage portfolio grows, the maturity gap tends to rise as these loans, which are denominated in UF, have a longer maturity than the average maturity of our funding base. As most long term financial instruments and mortgage loans are denominated in UF and most deposits in nominal pesos, the increase in mortgage lending increments the Bank’s exposure to inflation and to interest rate risk. The size of this gap is limited by internal and regulatory guidelines in order to avoid excessive potential losses due to strong shifts in interest rates. In order to keep this duration gap below regulatory limits the bank issues long term bonds denominated in UF or interest rate swaps. The financial cost of the bonds is recorded as interest expense, but the financial cost of these swaps is included in the net results from trading and marks to market. In 2007, the financial cost of the swaps taken in order to hedge for inflation and interest rate risk totaled Ch$42,465 million compared to Ch$12,899 million in 2006. This higher cost was a direct result of the higher inflation rate in these two periods.

	At December 31,
Inflation sensitive income	2006	2007	% Change
	(In million of constant Chilean pesos at December 31, 2007)
Interest gained on UF assets	468,001	802,579	71.5%
Interest paid on UF liabilities	(191,746)	(441,703)	130.4%
Inflation/ interest rate risk hedge	(12,899)	(42,465)	229.2%
Price level restatement	(14,807)	(56,325)	280.4%
Net Gain	248,549	262,086	5.4%

Peso denominated assets and liabilities. Interest rates prevailing in Chile during any period primarily reflect the inflation rate during the period and the expectations of future inflation. The sensitivity of our peso denominated interest earning assets and interest bearing liabilities to changes to such prevailing rates varies. See “Item 5: C Operating Results—Interest Rates.” We maintain a substantial amount of non interest bearing peso denominated demand deposits. Because such deposits are not sensitive to inflation, any decline in the rate of inflation would adversely affect our net interest margin on inflation indexed assets funded with such deposits, and any increase in the rate of inflation would increase the net interest margin on such assets. The ratio of the average of such demand deposits to average interest-earning assets was 16.4%, 13.9% and 15.3% for the years ended December 31, 2005, 2006 and 2007, respectively.

Interest Rates

Interest rates earned and paid on Santander-Chile’s assets and liabilities reflect to a certain degree inflation and expectations regarding inflation as well as shifts in short term rates related to the Central Bank’s monetary policies. The Central Bank manages short term interest rates based on its objectives of balancing low inflation and economic growth. In 2007, the Central Bank accelerated the pace of interest rate increases in the year. The overnight interbank rate set by the Central Bank as of April 2008 was set at 6.25%, 100 basis points higher than the rate at year-end 2006. Long-term real interest rates on the other hand descended in 2007. The yield on the Chilean Central Bank’s 10-year note in real terms was 2.98% compared to 3.02% as of December 31, 2006.

Foreign Exchange Fluctuations

The Chilean government’s economic policies and any future changes in the value of the Chilean peso against the U.S. dollar could adversely affect our financial condition and results of operations. The Chilean peso has been subject to significant devaluation in the past and may be subject to significant fluctuations in the future. In 2005, the Chilean peso appreciated by 8.1% against the dollar. In 2006, the Chilean peso depreciated by 3.9% against the U.S. dollar and in 2007 the peso appreciated 7.2% against the U.S. dollar. See “Item 3: A. Selected Financial Data—Exchange Rates.”

Asset and Liability Management

Our policy with respect to asset and liability management is to capitalize on our competitive advantages in treasury operations, maximizing our net interest revenue and return on assets and equity with a view to interest rate, liquidity and foreign exchange risks, while remaining within the limits provided by Chilean banking regulations. Subject to these constraints, we constantly have mismatched positions with respect to interest rates and foreign currencies. Our asset and liability management policies are developed by the Asset and Liability Committee (the “ALCO”) following guidelines and limits established by our Board of Directors, Banco Santander Spain’s Global Risk Department and our Market Risk and Control Department. The ALCO is composed of the Chairman of the Board, three members of the Board, the Chief Executive Officer, the Manager of Proprietary Trading, the Manager of the Financial Management Division, the Manager of Market Risk and the Financial Controller. Senior members of Santander-Chile’s Finance Division meet daily and, on a formal basis, weekly with the Asset and Liabilities Management Committee and outside consultants. In addition, our Market Risk Division reports weekly on all of our positions to the ALCO. Our limits and positions are reported on a daily basis to Banco Santander Spain’s Global Risk Department. The ALCO reports as often as deemed necessary to our Board of Directors. The risk limits set by the ALCO are implemented by our Finance Division and are controlled by the Market Risk and Control Department, which establishes guidelines and policies for risk management on a day to day basis. The composition of our assets, liabilities and shareholders’ equity at December 31, 2007, by currency and term is as follows:

	December 31, 2007
			Foreign
	Ch$	UF	Currency	Total	Percentage
	(in millions of constant Ch$ as of December 31, 2007, except for percentages)
Assets
Cash and due from banks	452,718	--	838,916	1,291,634	7.1%
Other asset (1)
Less than one year	3,614,760	1,430,249	1,426,722	6,471,731	35.5%
From one to three years	1,339,742	1,437,812	125,542	2,903,096	15.9%
More than three years	957,666	5,523,059	213,468	6,694,193	36.7%
Banks premise and equipment and other	823,207	4,025	267,609	1,094,841	6.0%

	December 31, 2007
			Foreign
	Ch$	UF	Currency	Total	Percentage
	(in millions of constant Ch$ as of December 31, 2007, except for percentages)
allowances for loan losses	-232,766			-232,766	-1.3%
Total	6,955,327	8,395,145	2,872,257	18,222,729	100.0%
Percentage of total assets	38.1%	46.1%	15.8%	100.0%
Liabilities and shareholders’ equity
Non interest bearing deposits	2,346,296	197,124	177,639	2,721,059	14.9%
Other liabilities:
Less than one years	3,721,578	2,650,802	2,692,664	9,065,044	49.7%
From one to three years	417,332	1,423,820	705,856	2,547,008	14.0%
More than three years	136,490	1,556,154	758,930	2,451,574	13.5%
Shareholder’s equity	1,129,395	--	--	1,129,395	6.2%
2007 net income	308,647	--	--	308,647	1.7%
Total	8,059,738	5,827,900	4,335,089	18,222,727	100%
Percentage of total liabilities and shareholders’ equity	44.2%	32.0%	23.8%	100.0%

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

The following table sets forth the repricing of our interest-earning assets and interest-bearing liabilities at December 31, 2007, and may not reflect interest rate gap positions at other times. In addition, variations in interest rate sensitivity may exist within the repricing periods presented due to the differing repricing dates within the period. Variations may also arise among the different currencies in which interest rate positions are held.

As the following table reflects, we have a negative gap for most periods of one year or less as our main source of funding are short term time deposits. The majority of assets and liabilities with a maturity of 90 days or less are denominated in nominal pesos. Ninety days or more is also the most common repricing period for UF-denominated time deposits. In the case of interest-earning assets and interest-bearing liabilities denominated in UF, our exposure to changes in interest rates is reduced by the fact that a significant portion of the interest rate earned or paid on such assets or liabilities is indexed to reflect the daily effect of inflation, and as a result our gap position is limited to variations in the real interest rate among such assets and liabilities. Moreover, mortgage loans which have 8- to 20-year terms were generally financed through bonds issued for the same terms and in the same currency or interest rate swaps.

	As of December 31,
	Up to 30 days	31-60 days	61-90 days	91-180 days	181-365 days	1-3 years	Over 3 years	Total
	(in millons of constant Ch$ as of December 31, 2007, except for percentages)
Interest-earning assets:
Interbank deposits	700,517	-	-	-	-	-	-	700,517
Financial investments	1,099,484	106	14,096	20,399	51,458	136,785	496,936	1,819,264
Loans	2,431,977	443,046	328,809	822,807	874,850	2,210,557	4,663,653	11,775,699
Mortage loans	6,461	4,952	4,954	15,032	16,637	112,785	224,526	385,347
Contingent loans	255,184	118,241	98,528	196,636	273,793	190,258	58,639	1,191,279
Past due loans	116,654							116,654
Total Interest-earning assets	4,610,277	566,345	446,387	1,054,874	1,216,738	2,650,385	5,443,754	15,988,760
Interest-bearning liabilities:
Deposits	1,858,988	1,113,839	757,084	1,185,953	1,354,331	1,528,645	89,041	7,887,881
Central Bank Borrowings	142,909	-	-	-	3,433	-	-	146,342
Investment under agreements to repurchase	166,281	-	-	-	-	-	-	166,281
Mortage finance bonds	16,209	2,034	1,792	12,501	24,891	92,792	284,055	434,274
Other obligations	114,713	24,329	2,348	118,298	474,734	718,317	1,513,823	2,966,562
Total interest-bearing libiabilities	2,299,100	1,140,202	761,224	1,316,752	1,857,389	2,339,754	1,886,919	11,601,340
Asset/liability gap	2,311,177	(573,857)	(314,837)	(261,878)	(640,651)	310,631	3,556,835	4,387,420
Cumulative gap	2,311,177	1,737,320	1,422,483	1,160,605	519,954	830,585	4,387,420

Exchange Rate Sensitivity

The regulations of the Central Bank do not permit the difference, whether positive or negative, between a bank’s assets and liabilities denominated in any foreign currency (including assets and liabilities denominated in U.S. dollars but payable in pesos, as well as those denominated in pesos and indexed to the U.S. dollar exchange rate) to exceed 20% of the bank’s paid in capital and reserves; except in case where the balance of such assets exceeds the balance of such liabilities and the excess difference does not exceed the bank’s allowances and reserves denominated in such foreign currency (excluding profits to be remitted abroad). Santander-Chile has also set an absolute limit on the size of its net foreign currency trading position. At December 31, 2007, this was equal to US$200 million. The Bank also uses a sensitivity analysis to limit the potential loss in fluctuations of U.S. interest rates on interest income and a VaR model to limit foreign currency risk.

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

We enter into foreign exchange forward contracts and interest rate swap contracts as part of our asset and liability management. We enter into two fundamental types of foreign forward exchange contracts: (i) transactions covering two foreign currencies and (ii) transactions covering only Chilean pesos and UFs against U.S. dollars. We use the first type for hedging purposes, such as when we take a liability position in foreign currency other than the U.S. dollar, and use the second type, which is carried out only in the Chilean local market, to take foreign currency positions, subject to the regulatory requirement that the forward foreign currency exposure must be included in the maximum net foreign currency position permitted by applicable regulations. See “Item 4: D. Regulation and Supervision” and “Item 5: F. Selected Statistical Information—Average Balance Sheets, Income Earned from Interest-Earning Assets And Interest Paid on Interest Bearing Liabilities.”

The Central Bank requires that foreign exchange forward contracts be made only in U.S. dollars and other major foreign currencies. As noted above, substantially all of our forward contracts are made in U.S. dollars against the Chilean peso or the UF. We may enter into foreign currency forward contracts with companies organized and located outside of Chile, including foreign subsidiaries of Chilean companies. We believe that as the market for forward contracts deepens, our client base in Chile as well as our relationship with Banco Santander Spain will give us an advantage in positioning ourselves within this new market.

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

We must also report the following absolute risk levels:

Trading portfolio:

·
Exposure to interest rate risk: Interest rate risk of the trading portfolio is basically a sensitivity analysis, which is the calculated potential losses assuming an increase in nominal rate yield curves, real rates and foreign currency rates by 75 to 350 basis point.

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

Non trading portfolio:

·
Exposure to short term interest rate risk: Sensitivity analysis that is calculated for assets and liabilities with maturities of less than 1 year, assuming a 200 basis point parallel shift of the nominal yield curve, 400 for real rates and 200 for foreign interest rates.

·
Exposure to inflation risk: Sensitivity analysis that is calculated for assets and liabilities with maturities of less than 1 year, assuming a 200 basis point parallel shift of the nominal yield curve, 400 for real rates and 200 for foreign interest rates.

·
Exposure to long term interest rate risk: Sensitivity analysis that is calculated for assets and liabilities with maturities from 1 to over 20 years, assuming a 200 basis point parallel shift of the nominal yield curve, 400 for real rates and 200 for foreign interest rates.

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

3)   Limit on exposure to long term interest rate risk of a bank’s non-trading portfolio. Santander-Chile’s exposure to long term interest rate risk of the unconsolidated non-trading portfolio cannot exceed 35% of its regulatory capital.

The following is a description of the models adopted by local regulators for measuring market risks.

Interest rate risk of trading portfolio: Regulatory method

The interest rate risk of the trading portfolio as defined by the Central Bank of Chile is equal to the sum of:

1)   The sensitivity analysis (sensitivity factor) of the trading portfolio
2)   Vertical adjustment factor
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

Horizontal adjustment =	Adjusted net position (λ)
Compensated net position Zone 1,2 or 3	Min(Σ Adjusted net asset position; Σ absolute value of Adjusted net liability position in Zone 1, 2 or 3 )
Compensated net position Zones 1 and 2	Min(Σ Adjusted net asset position in Zones 1 and 2 , Σ absolute value of adjusted net liability position in Zones 1 and 2)
Compensated net position Zones 2 and 3
Min(Σ Adjusted net asset position in Zone 3 and Zone 2 (deducting adjusted net asset position that have been compensated for with net liability positions in Zone 1) , Σ absolute value of adjusted net liability position in Zone 3 and Zone 2 (deducting adjusted net liability positions that have been compensated for with net liability positions in Zone 1))

Compensated net position Zones 1 – 3
Min(Σ Adjusted net asset position in Zone 3 and Zone 1 (deducting adjusted net asset position that have been compensated for with net liability positions in Zone 2) , Σ absolute value of adjusted net liability position in Zone 3 and Zone 1 (deducting adjusted net liability positions that have been compensated for with net liability positions in Zone 2))

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

Interest rate and inflation risk of trading portfolio: Regulatory method

The short term interest rate risk and inflation risk of the non-trading portfolio as defined by the Central Bank is equal to:

	M	5
Sensitivity =	S	S	(Amt - Lmt ) * mt	+	NPur * t	+	Df
	M	t=1

The long term interest rate risk of the non-trading portfolio is calculated according to the following formula:

	M	14
Sensitivity =	S	S	(Amt - Lmt ) * rt
	m	t=1

Where:

Amt	= Non trading Assets (pesos, inflation linked and foreign currency)
Lmt	= Non Trading Liabilities (pesos, inflation linked and foreign currency)
mt	= Sensitivity factor associated with interest rate movement scenario
NPur	= Net position in inflation linked instruments, including those subject to price level restatement
t	= Factor that measures the sensitivity of/to movements in the inflation index. This factor is equal to 2%
Df	= Effect on fees from shifts in interest rate. Each bank must determine which fees are sensitive to shifts in interest rates and assumes a 200 basis point movement.
rt	= Sensitivity factor to increase in interest rates
t	= Time period
M	= Currency (pesos, inflation linked and foreign currency)
S	= Summation
= Absolute value

The following table illustrates the value of the different factors used for calculating the interest and inflation rate risks of the non-trading portfolio.

Table 2 Sensitivity Factors Trading Portfolio
t	Period	Change in interest rate (bp)			Sensitivity factor long-term (rt)			Sensitivity factor short-term
		peso	UF	FX	peso	UF	FX	(mt)
1	Up to 30 days	200	400	200	0.0008	0.0016	0.0008	0.0192
2	31 days to 3 mth	200	400	200	0.0030	0.0063	0.0031	0.0167
3	3 – 6 mths	200	400	200	0.0067	0.0140	0.0070	0.0125
4	6 – 9 mths	200	400	200	0.0110	0.0231	0.0116	0.0075
5	9 mths – 1 year	200	400	200	0.0152	0.0320	0.0160	0.0025
6	1-2 years	200	400	200	0.0248	0.0399	0.0266
7	2-3 years	200	400	200	0.0382	0.0422	0.0422
8	3-4 years	200	400	200	0.0496	0.0563	0.563
9	4-5 years	200	400	200	0.0591	0.0690	0.0690
10	5-7 years	200	400	200	0.0702	0.0856	0.0856
11	7-10 years	200	400	200	0.0823	0.1076	0.1076
12	10-15 years	200	400	200	0.0894	0.1309	0.1309
13	15-20 years	200	400	200	0.0860	0.1450	0.1450
14	> 20 years	200	400	200	0.0762	0.1480	0.1480

Foreign currency risk: local method

The foreign currency risk as defined by the Central Bank is equal to:

Where:

NAP	= Net asset position
NLP	= Net liability position
NPgold	= Net position in gold
si	= Sensitivity factor
Max	= Maximum value
S	= Summation
= Absolute value

The following table illustrates the value of the different factors used for calculating foreign currency risk.

Table 3 Sensitivity Factors Foreign Currency Risk
Currency Group	Description	Sensitivity factor (si )
I	All currencies of countries with a AAA sovereign rating	8%
J	All other currencies	35%

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

Assumptions and Limitations of Scenario Simulations/Sensitivity Analysis (Regulatory method)

Our scenario simulation methodology should be interpreted in light of the limitations of our models, which include:

·
The scenario simulation assumes that the volumes remain on balance sheet and that they are always renewed at maturity, omitting the fact that credit risk considerations and pre payments may affect the maturity of certain positions.

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

Quantitative Disclosures about Market Risk: Regulatory Method

The following table illustrates at December 31, 2006 and 2007, our market risk exposure according to the Chilean regulatory method. This report is sent to the Superintendency of Banks and is published on our website on a quarterly basis. The Bank maximum exposure to long term interest rate fluctuations is set at 35% of regulatory capital and is approved by the Board.

Regulatory Market Risk	At December 31, 2006	At December 31, 2007
	(in millions of nominal Ch$)
Market risk of Trading portfolio (EMR)
Interest rate risk of trading portfolio	22,489	64,484
Foreign currency risk of trading portfolio	24,841	2,576
Risk from interest rate options	31,111	39,111
Risk from foreign currency options	1	2
Total market risk of trading portfolio	78,442	106,173
10% x Risk-weighted assets	1,126,349	1,312,391
Subtotal	1,204,791	1,418,564
Limit = Regulatory Capital	1,418,303	1,602,432
Available margin	213,512	183,868

Non trading portfolio market risk
Short-term interest rate risk	27,344	39,545
Inflation risk	37,050	18,202
Long term interest rate risk	305,834	368,422
Total market risk of non-trading portfolio	370,228	426,169

Regulatory limit of exposure to short-term interest rate and inflation risk
Short-term exposure to interest rate risk	27,344	39,545
Exposure to inflation risk	37,050	18,202
Limit: 20% of (net interest income + net fee income sensitive to interest rates)	119,339	157,844
Available margin	54,945	100,097

Regulatory limit of exposure to long term interest rate risk
Long-term exposure to interest rate risk	305,834	368,422
35% of regulatory capital	496,406	560,851
Available margin	190,572	192,429

Internal Regulations Regarding Market Risk

Our relationship with Banco Santander Spain has allowed us to take advantage of Banco Santander Spain’s banking policies, procedures and standards, especially with respect to credit approval and risk management. Banco Santander Spain has successfully used these policies and expertise in the Spanish and other banking markets, and our management believes that such policies and expertise have a beneficial effect upon our operations. Below is a qualitative and quantitative description of our market risks according to our internal guidelines. These guidelines were established prior to the adoption of the applicable regulations required by local authorities and are still being used.

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

Value at Risk: Consolidated Trading Portfolio (Cartera de Negociación)

The VaR model is mainly used to measure the market risk of our trading portfolio. The Finance Division manages trading activities following the guidelines set by the ALCO and Banco Santander Spain’s Global Risk Department. The Market Risk and Control Department’s activities consist of (i) applying VaR techniques (as discussed above) to measure interest rate risk; (ii) marking to market our trading portfolios and measuring daily profit and loss from trading activities; (iii) comparing actual trading VaR and other limits against the established limits; (iv) establishing control procedures for losses in excess of such limits; and (v) providing information about trading activities to the ALCO, other members of senior management, the Finance Division and Banco Santander Spain’s Global Risk Department.

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

Quantitative Disclosures: Market Risk Consolidated Trading Portfolio (VaR)

We did not exceed our daily VaR in 2006 and 2007 in the fixed income, equity or foreign currency trading portfolios. For Santander-Chile’s various trading portfolios, the average, high and low amounts of the daily VaR in the years ended December 31, 2006 and 2007, were the following:

	For the year ended December 31,
Consolidated Trading Portfolio	2006	2007
High	12.3	7.1
Low	3.9	2.8
Average	6.2	4.2

	For the year ended December 31,
Fixed income Trading Portfolio	2006	2007
High	8.6	6.5
Low	3.9	3.0
Average	6.3	4.0

	For the year ended December 31,
Equity Trading Portfolio	2006	2007
High	0.67	1.8
Low	0.0	0.1
Average	0.27	0.7

	For the year ended December 31,
Foreign currency Trading Portfolio	2006	2007
High	3.3	4.0
Low	0.02	0.1
Average	0.93	1.1

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

During the year ended December 31, 2006 and 2007, the Bank entered into interest rate and cross currency swap agreements to manage exposure to fluctuation in currencies and interest rates. The differential between the interest paid or received on a specified notional amount is recognized under the caption “Amounts payable from forward contracts, net”. The fair value of the swap agreement and changes in the fair value as a result of changes in market interest rates are recognized in the consolidated financial statements.

The Bank’s foreign currency futures and forward operations and other derivative products outstanding at December 31, 2006 and 2007, are summarized below:

The Chilean Central Bank requires that foreign exchange forward contracts be made only in US dollars and other major foreign currencies. In the case of the Bank, most forward contracts are made in US dollars against the Chilean peso or the UF. Occasionally, forward contracts are also made in other currencies, but only when the Bank acts as an intermediary.

During the period ended December 31, 2006 and 2007, the Bank entered into interest rate and cross currency swap agreements to manage exposure to fluctuation in currencies and interest rates. The differential between the interest paid or received on a specified notional amount is recognized under the caption “Amounts payable from forward contracts, net”. The fair value of the swap agreement and changes in the fair value as a result of changes in market interest rates are recognized in the consolidated financial statements.

The Bank’s foreign currency futures and forward operations and other derivative products outstanding at December 31, 2006 and 2007, are summarized below.

		As of December 31, 2007
		Notional amounts			Fair Value
	Cash Flow hedge (CF) or fair value hedge (FV)	Within 3 months	After 3 months but within one year	After one year	Assets	Liabilities
		MCh$	MCh$	MCh$	MCh$	MCh$
Derivate instruments in designated hedge accounting relationships

Currency Forwards	( )	-	-	-	-	-
Interest rate Swaps	(FV)	-	-	121,209	3,891	502
Currency Swaps	( )	-	-	-	-	-
Cross currency Swaps	(FV)	-	-	278,757	-	9,246
Cross currency Swaps	(CF)	-	-	480,358	-	55,171
Call currency options	( )	-	-	-	-	-
Call interest rate options	( )	-	-	-	-	-
Put currency options	( )	-	-	-	-	-
Put interest rate options	( )	-	-	-	-	-
Interest rate future	( )	-	-	-	-	-
Others derivatives	( )	-	-	-	-	-
Subtotal		-	-	880,324	3,891	64,919

Derivate instruments for trading

Currency forwards		5,776,546	3,938,733	785,841	111,681	159,969
Interest rate swaps		1,935,239	3,254,410	8,759,290	86,515	159,146
Currency swaps		-	-	-	-	-
Cross currency swaps		133,688	460,902	6,557,457	576,515	392,337
Call currency options		64,751	29,708	644	262	292
Call interest rate options		-	-	74,667	1	-
Put currency options		159,781	36,532	-	1,501	1,172
Put interest rate options		-	-	75,667	-	9
Interest rate future		-	-	-	-	-
Others derivatives		196,371	2,943	-	409	373
Subtotal		8,266,376	7,723,228	16,253,566	776,884	713,298

Total		8,266,376	7,723,228	17,133,890	780,775	778,217

The notional amounts refer to the US dollar bought or sold or to the US dollar equivalent of foreign currency bought or sold for future settlement. The contract terms correspond to the duration of the contracts as from the date of the transaction to the date of the settlement.

		As of December 31, 2006
		Notional amounts			Fair Value
	Cash Flow hedge (CF) or fair value hedge (FV)	Within 3 months	After 3 months but within one year	After one year	Assets	Liabilities
		MCh$	MCh$	MCh$	MCh$	MCh$
Derivate instruments in designated hedge accounting relationships

Currency Forwards	( )	-	-	-	-	-
Interest rate Swaps	(FV)	-	-	225,944	1,260	2,529
Currency Swaps	( )	-	-	-	-	-
Cross currency Swaps	(FV)	906,761	-	-	-	40,689
Call currency options	( )	-	-	-	-	-
Call interest rate options	( )	-	-	-	-	-
Put currency options	( )	-	-	-	-	-
Put interest rate options	( )	-	-	-	-	-
Interest rate future	( )	-	-	-	-	-
Others derivatives	( )	-	-	-	-	-
Subtotal		906,761	-	225,944	1,260	43,218

Derivate instruments for trading

Currency forwards		6,465,222	3,691,295	407,074	88,753	106,818
Interes rate swaps		492,069	1,266,642	4,215,224	37,559	73,237
Currency swaps		-	-	-	-	-
Cross currency swaps		2,948,225	1,448,955	139,353	265,900	152,628
Call currency options		51,149	399,776	-	4,710	4,697
Call interes rate options		-	107	-	-	-
Put currency options		-	-	-	-	-
Put interes rate options		31,916	372,485	-	1,556	1,109
Interes rate future		-	-	-	-	-
Others derivatives		336,347	114,838	109,096	678	696
Subtotal		10,324,928	7,294,098	4,870,747	399,156	339,185

Total		11,231,689	7,294,098	5,096,691	400,416	382,403

The notional amounts refer to the US dollar bought or sold or to the US dollar equivalent of foreign currency bought or sold for future settlement. The contract terms correspond to the duration of the contracts as from the date of the transaction to the date of the settlement.

Sensitivity Analysis: Consolidated Non Trading Portfolios

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

Assumptions and Limitations of Scenario Simulations/Sensitivity Analysis

The most important assumption is the usage of a 100 basis point shift in the yield curve (57 basis points for real rates). We use a 100 basis point shift since a sudden shift of this magnitude is considered realistic, but not an everyday occurrence given historical movements in the yield curve, and significant in terms of the possible effects a shift of this size could have on our performance. The Global Risk Department at Banco Santander Spain has also set comparable limits by country in order to be able to compare, monitor and consolidate market risk by country in a realistic and orderly manner.

Our scenario simulation methodology should be interpreted in light of the limitations of our models, which include:

·
The scenario simulation assumes that the volumes remain on balance sheet and that they are always renewed at maturity, omitting the fact that credit risk considerations and pre payments may affect the maturity of certain positions.

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

Quantitative Disclosure: Market Risk Non Trading Portfolio (Sensitivity Analysis/Scenario Simulations)

The Finance Division manages the risk management of the consolidated non-trading portfolios under guidelines approved by the ALCO and Banco Santander Spain’s Global Risk Department. In carrying out its market risk management functions, the Finance Division manages interest rate risk that arises from any mismatches with respect to rates, maturities, repricing periods, notional amounts or other mismatches between our interest earning assets and our interest bearing liabilities.

The Market Risk and Control Department: (i) applies scenario simulations (as discussed below) to measure the interest rate risk of the local currency activities and the potential loss as forecast by these simulations; and (ii) provides the ALCO, the Finance Division and Banco Santander Spain’s Global Risk Department with risk/return reports.

Non-trading local currency portfolio

The potential loss in the market value of our local currency-denominated non-trading balance sheet resulting from a 100 basis point shift in the yield curve was set at approximately Ch$94,000 million of equity at year-end 2007. This limit at the beginning of 2007 was set at Ch$60,000 million and was increased to Ch$70,000 million, Ch$86,000 million and finally Ch$94,000 million, as the Bank’s loan portfolio, especially residential mortgage loan portfolio continued to increase at a fast pace. These loans are generally financed with long-term bonds, but there is a time lapse between when bonds are issued and the growth rate of the residential mortgage portfolio. In order to accommodate for this temporary gap, this limit is increased. The Bank has remained within this limit for this portfolio, with only a minor breach of Ch$3,375 million in June 2007 and Ch$1,099 million in August 2007. At the same time, the variation in net interest income caused by a 100 basis point shift of the local yield curve may not exceed Ch$20,000 million and Santander-Chile was within the limits established in 2007. These limits are internally set by the ALCO. The ALCO has authority to lower this limit. However, approval from the Santander Central Hispano Global Risk Department is required to lift this limit. The following table, sets forth the loss limit and the high, low and average potential loss in 2006 and 2007 resulting from a 100 basis point shift in the relevant interest rate.

	Local Currency-denominated Financial Management Portfolio
	Financial Income	Capital and Reserves
	(in millions of constant Ch$ as of December 31, 2007)
Loss limit at December 31, 2007	20,000	94,000
High	13,835	91,733
Low	386	50,630
Average in 2007	8,243	75,450

	Local Currency-denominated Financial Management Portfolio
	Financial Income	Capital and Reserves
	(in millions of constant Ch$ as of December 31, 2006)
Loss limit at December 31, 2006	20,000	60,000
High	18,281	60,152
Low	2,564	43,561
Average in 2006	9,397	53,844

Non-trading foreign currency portfolio

For our net non-trading foreign currency position, any loss caused by a 100 basis point shift in U.S. dollar interest rates may not exceed US$45x million of equity and US$30 million of budgeted net interest income. These limits are internally imposed limits set by the ALCO. The ALCO has the authority to lower this limit. However, approval from Banco Santander Spain Global Risk Department is required to lift this limit. The following table sets forth the loss limit and the high, low and average potential loss in 2006 and 2007, resulting from a 100 basis point shift in the interest rates on U.S. dollar-denominated assets and liabilities

	Foreign Currency-denominated Financial Management Portfolio
	Financial Income	Capital and Reserves
	(in millions of constant US$)
Loss limit at December 31, 2007	30.0	45.0
High	16.0	7.9
Low	1.0	0.7
Average in 2007	6.7	4.2

	Foreign Currency-denominated Financial Management Portfolio
	Financial Income	Capital and Reserves
	(in millions of constant US$)
Loss limit at December 31, 2006	30.0	45.0
High	28.0	10.6
Low	2.5	1.0
Average in 2006	12.0	6.0

Combined non-trading local and foreign currency

We track a consolidated indicator to track the total interest risk of the local and foreign currency-denominated non-trading portfolios. The consolidated loss limit for equity at risk was set at Ch$94,000 million at year-end 2007. This limit at the beginning of 2007 was set at Ch$60,000 million and was increased to Ch$70,000 million, Ch$86,000 million and finally Ch$94,000 million, as the Bank’s loan portfolio, especially residential mortgage loan portfolio continued to increase at a fast pace. These loans are generally financed with long-term bonds, but there is a time lapse between when bonds are issued and the growth rate of the residential mortgage portfolio. In order to accommodate for this temporary gap, this limit is increased. The Bank has remained within this limit for this portfolio, with only a minor breach of Ch$3,375 million in June 2007 and Ch$1,056 million in August 2007. At the same time, the variation in net interest income caused by a 100 basis point shift of the local yield curve may not exceed Ch$30,000 million. The following table, which contemplates a 100 basis point shift in the relevant interest rate, indicates that Santander-Chile was within the limits established in 2007. These limits are an internally imposed limit set by the ALCO and Banco Santander Spain’s Global Risk Department. The ALCO has authority to lower these limits. However, approval from Banco Santander Spain Global Risk Department is required to lift these limits.

	Combined Financial Management Portfolio
	Financial Income	Capital and Reserves
	(in millions of constant Ch$ as of December 31, 2007)
Loss limit at December 31, 2007	15,249	84,767
High	15,249	91,733
Low	5,377	50,630
Average in 2007	9,553	75,452

	Combined Financial Management Portfolio
	Financial Income	Capital and Reserves
	(in millions of constant Ch$ as of December 31, 2006)
Loss limit at December 31, 2006	30,000	60,000
High	23,719	60,188
Low	4,458	43,758
Average in 2006	11,604	53,961

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

Net Foreign Currency Trading Position: Maximum Net Position. We also set an absolute limit on the size of Santander-Chile’s consolidated net foreign currency trading position. At December 31, 2007, this was equal to US$200 million. The limit on the size of the net foreign currency position is determined by the ALCO and is calculated and monitored by the Market Risk and Control Department.

Liquidity Management

The Central Bank also requires us to comply with the following liquidity limits:

·
The sum of the liabilities with a maturity of less than 30 days may not exceed the sum of the assets with a maturity of less than 30 days by more than an amount greater than our capital. This limit must be calculated in local currency and foreign currencies together as one gap. At December 31, 2007, the percentage of (x) our liabilities with a maturity of less than 30 days in excess of our assets with a maturity of less than 30 days to (ii) our capital and reserves was 40.9%.

·
The sum of the liabilities with a maturity of less than 90 days may not exceed the sum of the assets with a maturity of less than 90 days by more than 2 times our capital. This limit must be calculated in local currency and foreign currencies together as one gap. At December 31, 2007, the percentage of (x) our liabilities with a maturity of less than 90 days in excess of our assets with a maturity of less than 90 days to (y) 2 times our capital and reserves was 44.0%.

We have also set internal liquidity limits. The Market Risk Control Department measures two other liquidity indicators:

1. Net accumulated liquidity gap:

·
Net accumulated liquidity gap, which represents the amount of the assets with a maturity of up to 30 days in excess of the liabilities with a maturity of up to 30 days, is required to be no less than Ch$0, i.e.,

The following table sets forth our net accumulated liquidity gap at December 31, 2007, and our average net accumulated liquidity gap for the year of 2007.

Net accumulated liquidity gap	in Ch$
At December 31, 2007	1,808
Average in 2007	428

2. Liquidity coefficient (LC):

Liquidity coefficient, calculated by dividing (x) liquid assets (at liquidation value) by (y) the sum of total liabilities, capital and contingent liabilities, is required to be no less than 2%, i.e., Liquid assets (at liquidation value) / (Total liabilities   capital + contingent) >= 2%

The following table sets forth our liquidity coefficients at December 31, 2007, and for the year of 2007.

LC	Local currency	Foreign currency
At December 31, 2007	18.7%	40.0%
Average in 2007	20.5%	38.7%

Other Subsidiaries

For VaR measurements and scenario simulations, our consolidated trading and consolidated non-trading portfolios do not consolidate the asset liability structure of the following subsidiaries:

·	Santander Leasing S.A.

·	Santander Investment S.A. Corredores de Bolsa

·	Santander Asset Management S.A. Administradora General de Fondos

·	Santander S.A. Sociedad Securitizadora

·	Santander Corredora de Seguros Ltda.

·	Santander Servicios de Recaudación y Pagos Ltda.

The balance sheets of these subsidiaries are mainly comprised of non sensitive assets and liabilities, fixed assets and capital and in total only represent 2.3% of our total consolidated assets.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

As of December 31, 2007, the Bank, under the supervision and with the participation of Bank’s management, including the President, Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(f) under the Exchange Act). There are, as described below, inherent limitations to the effectiveness of any control system, including disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

Based on such evaluation, the Bank’s President, Chief Executive Officer and Chief Financial Officer concluded that the Bank’s disclosure controls and procedures were effective in ensuring that information relating to the Bank, including its consolidated subsidiaries, required to be disclosed in the reports it files under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (2) accumulated and communicated to the management, including principal financial officers as appropriate to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control Over Financial Reporting

The Bank’s management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15 (f) under the Exchange Act. The Bank’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in Chile, including the reconciliation to U.S. GAAP, and includes those policies and procedures that:

·	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Bank;

·
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of the Bank’s management and directors; and

·	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting, no matter how well designed may not prevent or detect misstatements, due to the possibility that a control can be circumvented or overridden or that misstatements due to error or fraud may occur that are not detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of the Bank’s management, including the Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in the Enterprise-Wide Risk Management – Integrated Framework.

Based on this assessment, our management concluded that, as of December 31, 2007, our internal control over financial reporting was effective based on those criteria.

Our internal control over financial reporting as of December 31, 2007, has been audited by Deloitte Auditores y Consultores Limitada, an independent registered public accounting firm, as stated in their report which follows below.

Changes in Internal Control Over Financial Reporting

There has been no change in the Bank’s internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that occurred during the period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
   Banco Santander Chile

We have audited the internal control over financial reporting of Banco Santander Chile and its subsidiaries (collectively referred to as “Banco Santander Chile” or the “Bank”) as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Bank’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Bank’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exist, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, the Bank maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the consolidated financial statements as of and for the year ended December 31, 2007 and our report dated June 23, 2008 expressed an unqualified opinion on those consolidated financial statements and included three explanatory paragraphs stating that (1) during 2006 the Bank modified its basis for recording and valuation of financial investments acquired for trading, available-for-sale or held-to-maturity investments and derivative instruments. The nature and effect of such modification is explained in Note 2 to the consolidated financial statements of the Bank, (2) the accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”), and that the information relating to the nature and effect of such differences is presented in Note 28 to the consolidated financial statements of the Bank and (3) that a convenience translation of Chilean peso amounts to U.S. dollars was presented.

/s/Deloitte
Santiago, Chile
June 23, 2008

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that two of the members of our Audit Committee, Benigno Rodríguez Rodríguez (who resigned from the Board and the Audit Committee on June 24, 2008) and Víctor Arbulú Crousillat, meet the requirements of an “audit committee financial expert” in accordance with SEC rules and regulations, in that they have an understanding of Chilean GAAP and financial statements, the ability to assess the general application of Chilean GAAP in connection with the accounting for estimates, accruals and reserves, experience analyzing and evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by our consolidated financial statements, an understanding of internal controls over financial reporting, and an understanding of audit committee functions. All three members of our Audit Committee have experience overseeing and assessing the performance of Santander-Chile and its consolidated subsidiaries and our external auditors with respect to the preparation, auditing and evaluation of our consolidated financial statements.

All three members of our Audit Committee are considered to be independent according to applicable NYSE criteria. Benigno Rodríguez R. (who resigned from the Board and the Audit Committee on June 24, 2008) and Víctor Arbulú C. are relying on the exemption provided by Rule 10A-3(b)(1)(iv)(B), which allows an otherwise independent director to serve on both the audit committee of the issuer and the Board of Directors of an affiliate. The Board is expected to nominate and approve a new member of the Audit Committee on it’s next monthly meeting in July 2008.

ITEM 16B. CODE OF ETHICS

The Bank has adopted a code of ethics that is applicable to all of the Bank’s employees and a copy is included as an exhibit hereto. We will provide to any person without charge, upon request, a copy of our code of ethics. Please email rmorenoh@santander.cl to request a copy.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Amounts paid to the auditors for statutory audit and other services were as follows:

	2006 MCh$	2007 MCh$
Audit Services
- Statutory audit	727	789
- Audit-related regulatory reporting	693	99
Tax Fees
- Compliance	--	--
- Advisory Services	--	1
All Other Services	--	15
Total	1,420	904

Statutory audit: Consists of fees billed for professional services rendered in connection with the audit of our consolidated financial statements that are provided by Deloitte Auditores y Consultores Limitada in 2006 and 2007 in connection with statutory and regulatory filings or engagements, and attest services.

Audit-related regulatory reporting: Consists of fees billed for assurance and related services that were specifically related to the performance of the audit and review of our filings under the Securities Act.

Auditors are pre-approved by the Audit Committee. The selection of external auditors is subject to approval by shareholders at the Annual Shareholders’ Meeting. All proposed payments have been presented to our Audit Committee, which has determined that they are reasonable and consistent with internal policies.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In 2007 neither Santander-Chile nor any of its affiliates purchased any of Santander-Chile’s equity securities.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18. FINANCIAL STATEMENTS

Reference is made to Item 19 for a list of all financial statements filed as part of this Annual Report.

ITEM 19. EXHIBITS

a) Index to Financial Statements

Review report of independent registered public accounting firm	F-2

Audited consolidated financial statements:

Consolidated balance sheets at December 31, 2006 and 2007	F-3
Consolidated statements of income for each of the three years in the period ended December 31, 2007	F-5

Consolidated statements of cash flows for each of the three years in the period ended December 31, 2007	F-6
Consolidated statements of shareholders’ equity for each of the three years in the period ended December 31, 2007	F-7
Notes to consolidated financial statements	F-8

b) Index to Exhibits

Exhibit Number	Description
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

(incorporated by reference to Banco Santiago’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005 (File No. 1-4554) filed with the Commission on April 12, 2006).

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

4A.2
Outsourcing agreement between Banco Santiago and IBM de Chile S.A.C. dated June 30, 2000 (including English summary) (incorporated by reference to Banco Santiago’s Annual Report on Form 20-F for the fiscal year ended December 31, 2000 (File No. 1-4554) filed with the Commission on June 28, 2001).

4A.3
Systems and Technology Service and Consulting Agreement between Santander-Chile and Altec dated December 30, 2003 (English translation) (incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003 (File No. 1-14554) filed with the Commission on June 29, 2004).

4A.4
Purchase-Sale Contract between Santander-Chile and Empresas Almacenes París dated December 6, 2004 (English translation) (incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2005 (File No. 1-14554) filed with the Commission on June 12, 2006).

4A.5
Service Participant operating contract dated August 9, 2005 between Banco Santander-Chile and Socieded Operadora de la Cámera de Compensación de Pagos de Alto Valor (English translation) (incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 1-14554) filed with the Commission on June 19, 2007).

4A.6
Commercial Pledge Agreement dated February 5, 2007 by Santander-Chile of shares in Administrador Financiero de Transantiago (English Translation) (incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 1-14554) filed with the Commission on June 19, 2007).

4A.7	Contract for the Outsourcing of Computer Services between Santander-Chile and Produban, Servicios Informaticos Generales, S.L, dated December 3, 2007 (English translation) (filed herewith).

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
Date: June 25, 2008.

BANCO SANTANDER CHILE

CONSOLIDATED FINANCIAL STATEMENTS

Ch$	-	Chilean pesos
MCh$	-	Millions of Chilean pesos
US$	-	United States dollars
ThUS$	-	Thousands of United States dollars
UF	-	A UF is a daily-indexed, peso-denominated monetary unit. The UF rate is set daily in advance based on the previous month’s inflation rate.

Deloitte
Auditores y Consultores Limitada
RUT: 80.276.200-3
Av. Providencia 1760
Pisos 6, 7, 8, 9 y 13
Providencia, Santiago
Chile
Fono: (56-2) 729 7000
Fax: (56-2) 374 9177
e-mail: deloittechile@deloitte.com
www.deloitte.cl

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
   Banco Santander Chile

We have audited the accompanying consolidated balance sheets of Banco Santander Chile and its subsidiaries (collectively referred to as “Banco Santander Chile” or the “Bank”) as of December 31, 2007 and 2006, and the related consolidated statements of income, cash flows and changes in shareholders’ equity for each of three years in the period ended December 31, 2007, all expressed in millions of constant Chilean pesos.  These consolidated financial statements (including the related notes) are the responsibility of the Bank’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Banco Santander Chile and subsidiaries as of December 31, 2007 and 2006, the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in Chile and the rules of the Superintendencia de Bancos e Instituciones Financieras.

As explained further in Note 2 to the consolidated financial statements, during 2006 the Bank modified its basis for recording and valuation of financial investments acquired for trading, available-for-sale or held-to-maturity investments and derivative instruments.

Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America (U.S. GAAP).  Information relating to the nature and effect of such differences is presented in Note 28 to the consolidated financial statements.

Our audit also comprehended the translation of Chilean peso amounts into U.S. dollar amounts and we are not aware of any modifications that should be made for such translation to be in conformity with the basis stated in Note 1.r.  Such U.S. dollar amounts are presented solely for the convenience of readers in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the Banks’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 23, 2008 expressed an unqualified opinion on the Bank’s internal control over financial reporting.

/s/Deloitte
Santiago, Chile
June 23, 2008

Una firma miembro de Deloitte Touche Tohmatsu

BANCO SANTANDER CHILE

CONSOLIDATED BALANCE SHEETS

Adjusted for general price-level changes and expressed
in millions of constant Chilean pesos (MCh$) as of
December 31, 2007 and thousands of U.S. dollars (ThUS$)

	As of December 31,
	2006	2007	2007
	MCh$	MCh$	ThUS$
			(Note 1r)
ASSETS

CASH AND DUE FROM BANKS (Note 3)
Non-interest bearing	1,018,253	591,117	1,187,507
Interbank deposits-interest bearing	155,429	700,517	1,407,282

Total cash and due from banks	1,173,682	1,291,634	2,594,789

INVESTMENTS (Note 4)
Trading	687,037	1,005,631	2,020,232
Available for sale	370,784	779,635	1,566,224
Investment under agreements to resell	33,099	34,000	68,303

Total investments	1,090,920	1,819,266	3,654,759

LOANS, NET (Note 5)
Commercial loans	4,349,409	4,657,869	9,357,284
Consumer loans	1,934,465	2,033,125	4,084,385
Mortgage loans	521,996	385,347	774,131
Foreign trade loans	796,964	812,696	1,632,641
Interbank loans	162,762	45,961	92,332
Leasing contracts (Note 6)	821,280	879,731	1,767,309
Other outstanding loans	2,880,962	3,346,318	6,722,484
Past due loans	99,445	116,654	234,349
Contingent loans	1,098,775	1,191,279	2,393,184
Reserve for loan losses (Note 7)	(187,014)	(232,766)	(467,608)

Total loans, net	12,479,044	13,236,214	26,590,491

DERIVATIVES (Note 12)	400,416	780,775	1,568,514

OTHER ASSETS
Bank premises and equipment, net (Note 8)	248,573	247,567	497,342
Assets received in lieu of payment	16,949	12,868	25,851
Assets to be leased	32,547	58,420	117,361
Investments in other companies (Note 9)	7,149	6,736	13,532
Other (Note 10)	498,512	769,250	1,545,361

Total other assets	803,730	1,094,841	2,199,447

TOTAL ASSETS	15,947,792	18,222,730	36,608,000

The accompanying Notes are an integral part of these consolidated financial statements.

BANCO SANTANDER CHILE

CONSOLIDATED BALANCE SHEETS

Adjusted for general price-level changes and expressed
in millions of constant Chilean pesos (MCh$) as of
December 31, 2007 and thousands of U.S. dollars (ThUS$)

	As of December 31,
	2006	2007	2007
	MCh$	MCh$	ThUS$
LIABILITIES AND SHAREHOLDERS' EQUITY			(Note 1r)

DEPOSITS
Non-interest bearing
Current accounts	1,787,172	1,984,910	3,987,525
Bankers' drafts and other deposits	880,560	948,565	1,905,591

Total non-interest bearing	2,667,732	2,933,475	5,893,116

Interest bearing
Savings accounts and other deposits	7,423,390	7,887,880	15,846,117

Total deposits	10,091,122	10,821,355	21,739,233

OTHER INTEREST BEARING LIABILITIES (Note 11)
Chilean Central Bank borrowings
Credit lines for renegotiations of loans	5,458	3,972	7,979
Other Central Bank borrowings	144,418	142,370	286,010
Total Chilean Central Bank borrowings	149,876	146,342	293,989

Investments under agreements to repurchase	21,412	166,281	334,045
Mortgage finance bonds	569,653	434,275	872,424
Other borrowings
Bonds	607,738	1,225,007	2,460,941
Subordinated bonds	526,903	498,216	1,000,876
Foreign borrowings	872,700	1,095,471	2,200,713
Other obligations	68,969	147,868	297,055

Total other borrowings	2,076,310	2,966,562	5,959,585

Total other interest bearing liabilities	2,817,251	3,713,460	7,460,043

DERIVATIVES (Note 12)	382,403	778,217	1,563,375

OTHER LIABILITIES
Contingent liabilities (Note 10)	1,100,237	1,190,353	2,391,323
Other (Note 10)	217,152	261,256	524,842

Total other liabilities	1,317,389	1,451,609	2,916,165

CONTINGENCIES AND COMMITMENTS (Note 21)

MINORITY INTEREST	1,635	20,047	40,273

Total liabilities	14,609,800	16,784,688	33,719,089

SHAREHOLDERS' EQUITY (Note 14)
Capital and reserves	1,031,163	1,129,395	2,268,864
Income for the year	306,829	308,647	620,047

Total shareholders' equity	1,337,992	1,438,042	2,888,911

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	15,947,792	18,222,730	36,608,000

The accompanying Notes are an integral part of these consolidated financial statements.

BANCO SANTANDER CHILE

CONSOLIDATED STATEMENTS OF INCOME

Expressed in millions of constant Chilean pesos (MCh$) as of
December 31, 2007 and thousands of U.S. dollars (ThUS$)

	Year ended December 31,
	2005	2006	2007	2007
	MCh$	MCh$	MCh$	ThUS$
				(Note 1r)

INTEREST REVENUE AND EXPENSE
Interest revenue	1,093,557	1,255,814	1,665,527	3,345,910
Interest expense	(493,756)	(598,008)	(839,911)	(1,687,314)
Net interest revenue	599,801	657,806	825,616	1,658,596

PROVISIONS FOR LOAN LOSSES (Note 7)	(69,706)	(132,175)	(182,411)	(366,449)

Fees and other services income (Note 17)	186,286	213,081	237,927	477,976
Other services expenses (Note 17)	(34,473)	(38,438)	(45,002)	(90,405)
Total fees income and expenses from services, net	151,813	174,643	192,925	387,571

OTHER OPERATING INCOME
Gains from trading activities	73,069	152,424	50,285	101,019
Losses from trading activities	(140,293)	(44,649)	(177,023)	(355,625)
Foreign exchange transactions, net	77,766	(52,332)	92,425	185,674
Other operating income	5,962	6,037	8,508	17,092
Other operating expenses	(31,110)	(41,450)	(53,921)	(108,323)
Total other operating income (loss), net	(14,606)	20,030	(79,726)	(160,163)

OTHER INCOME AND EXPENSES
Non-operating income (Note 18)	22,897	17,826	20,393	40,968
Non-operating expenses (Note 18)	(47,049)	(22,354)	(10,594)	(21,282)
Income (loss) attributable to investments in other companies (Note 9)	745	844	(1,321)	(2,654)
Minority interest	(146)	(162)	(2,055)	(4,128)
Total other income and (expenses), net	(23,553)	(3,846)	6,423	12,904

OPERATING EXPENSES
Personnel salaries and expenses	(152,749)	(171,605)	(176,095)	(353,761)
Administrative and other expenses	(110,359)	(119,202)	(121,546)	(244,177)
Depreciation and amortization	(43,062)	(41,486)	(45,043)	(90,488)
Total operating expenses	(306,170)	(332,293)	(342,684)	(688,426)

NET LOSS FROM PRICE-LEVEL RESTATEMENT (Note 24)	(19,902)	(14,807)	(56,325)	(113,152)

INCOME BEFORE INCOME TAXES	317,677	369,358	363,818	730,881
Income taxes (Note 21)	(54,671)	(62,529)	(55,171)	(110,834)

NET INCOME FOR THE YEAR	263,006	306,829	308,647	620,047

The accompanying Notes are an integral part of these consolidated financial statements.

BANCO SANTANDER CHILE

CONSOLIDATED STATEMENTS OF CASH FLOWS

Expressed in millions of constant Chilean pesos (MCh$) as of
December 31, 2007 and thousands of U.S. dollars (ThUS$)

	Year ended December 31,
	2005	2006	2007	2007
	MCh$	MCh$	MCh$	ThUS$
CASH FLOWS FROM OPERATING ACTIVITIES				(Note 1r)
Net income for the year	263,006	306,829	308,647	620,047
Charge (credit) to income not representing cash flows:
Provision for loan losses	120,288	182,743	260,171	522,663
Depreciation and amortization	43,062	41,486	45,043	90,488
Net decrease in financial investments (trading account)	4,681	(3,320)	2,363	4,747
(Gain) loss on sales of bank premises and equipment	(222)	(605)	(414)	(832)
(Gain) loss on sales of goods received in lieu of payment	(4,965)	(2,109)	(2,178)	(4,375)
Net changes in other assets and liabilities	(26,328)	(119,358)	(167,727)	(336,950)
Share of profit in equity method investments	(745)	(844)	1,321	2,654
Minority interest	146	162	2,055	4,128
Write-offs of assets received in lieu of payment	23,030	14,629	7,991	16,053
Net change in interest accruals	(90,714)	(19,602)	(13,939)	(28,002)
Price-level restatement	19,902	14,807	56,325	113,152
Other	7,292	52,954	48,322	97,076
NET CASH PROVIDED BY OPERATING ACTIVITIES	358,433	467,772	547,980	1,100,849

CASH FLOWS FROM INVESTING ACTIVITIES
Net increase in loans	(1,185,440)	(1,629,516)	(1,020,025)	(2,049,148)
Net change in proceeds from sale of goods received in lieu of payment	52,227	29,052	24,355	48,927
Purchases of bank premises and equipment	(23,564)	(26,989)	(30,123)	(60,515)
Investments in other companies	(1,467)	-	4,427	8,893
Net (increase) decrease in securities purchased under agreements to resell	(107,427)	74,826	2,047	4,112
Net change in other financial investments	527,571	264,597	(581,034)	(1,167,251)
Proceeds from sales of bank premises and equipment	3,959	2,920	11,602	23,307
Dividends received from equity investments	842	656	687	1,380
NET CASH USED IN INVESTING ACTIVITIES	(733,299)	(1,284,454)	(1,588,064)	(3,190,295)

CASH FLOWS FROM FINANCING ACTIVITIES
Net increase in current accounts	126,638	186,941	188,200	378,079
Net increase in savings accounts and time deposits	1,501,150	898,943	457,848	919,780
Net increase in bankers drafts and other deposits	(398,176)	127,250	4,752	9,546
Net increase in investments sold under agreements to repurchase	(190,718)	(34,617)	(32,079)	(64,444)
Increase in mortgage finance bonds	19,612	233	444	892
Repayments of mortgage finance bonds	(527,325)	(219,599)	(171,924)	(345,381)
Proceeds from bond issues	122,135	216,706	606,507	1,218,424
Repayments of bond issues	(263,100)	(71,880)	(67,644)	(135,891)
Short-term funds borrowed	242,626	435,739	302,298	607,292
Short-term borrowings repaid	659,091	(332,270)	215,058	432,034
Proceeds from issuance of long-term borrowings	(45,267)	(9,767)	(3,006)	(6,039)
Central Bank borrowings	(383,186)	(376,650)	(145,903)	(293,107)
Dividends paid	(226,359)	(167,403)	(198,121)	(398,009)
NET CASH PROVIDED BY FINANCING ACTIVITIES	637,121	653,626	1,156,430	2,323,176

EFFECT OF PRICE-LEVEL RESTATEMENT ON CASH AND DUE FROM BANKS	3,685	(7,262)	1,606	3,226
NET INCREASE (DECREASE) IN CASH AND DUE FROM BANKS	265,940	(170,318)	117,952	236,956
CASH AND DUE FROM BANKS, BEGINNING OF PERIOD	1,078,060	1,344,000	1,173,682	2,357,833
CASH AND DUE FROM BANKS, END OF THE YEAR	1,344,000	1,173,682	1,291,634	2,594,789

SUPPLEMENTAL CASH FLOW INFORMATION:
Non cash movements (assets received in lieu of payment)	31,564	21,073	10,223	20,536

Cash paid during the year for:
Interest	514,669	635,401	672,021	1,350,036
Taxes	1,737	2,136	2,209	4,438
The accompanying Notes are an integral part of these consolidated financial statements.

BANCO SANTANDER CHILE

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Expressed in millions of constant Chilean pesos (MCh$) as of December 31, 2007
(except for number of shares)

	Number	Paid-in			Net Income
	Of	Share	Legal	Other	for the
	Shares	Capital	Reserve	Reserve	Year	Total
	Millions	MCh$	MCh$	MCh$	MCh$	MCh$

Balances at January 1, 2005, (historical)	188,446	719,974	107,811	5,174	198,795	1,031,754
Retained earnings	-	-	198,795	-	(198,795)	-
Dividend paid	-	-	(198,795)	-	-	(198,795)
Price-level restatement	-	26,063	3,585	-	-	29,648
Unrealized losses in financial investment classified as permanent	-	-	-	(20,485)	-	(20,485)
Net Income for the year	-	-	-	-	239,710	239,710
Balances as of December 31, 2005	188,446	746,037	111,396	(15,311)	239,710	1,081,832
Balances at December 31, 2005 restated in constant Chilean pesos of December 31, 2007	188,446	801,543	122,221	(16,449)	263,004	1,170,319

Balances as of January 1, 2006, (historical)	188,446	746,037	111,396	(15,311)	239,710	1,081,832
Retained earnings	-	-	239,710	-	(239,710)	-
Dividends paid	-	-	(155,811)	-	-	(155,811)
Price-level restatement	-	15,816	4,513	-	-	20,329
Change in accounting principles (See note 2)	-	-	-	(936)	-	(936)
Unrealized losses in financial investment classified as available for sale	-	-	-	14,343	-	14,343
Net Income for the year	-	-	-	-	285,582	285,582
Balances as of December 31, 2006	188,446	761,853	199,808	(1,904)	285,582	1,245,339
Balances at December 31, 2006, restated in constant Chilean pesos of December 31, 2007	188,446	818,535	214,674	(2,046)	306,829	1,337,992

Balances as of January 1, 2007, (historical)	188,446	761,853	199,808	(1,904)	285,582	1,245,339
Retained earnings		-	285,582	-	(285,582)	-
Dividends paid	-	-	(185,628)	-	-	(185,628)
Price-level restatement	-	56,682	23,412	-	-	80,094
Change in accounting principles (See note 2)	-	-	(936)	936	-	-
Unrealized losses in financial investment classified as available for sale and derivatives (*)	-	-	-	(8,507)	-	(8,507)
Merger Corredora de Bolsa (**)	-	-	(1,903)	-	-	(1,903)
Net Income for the year	-	-	-	-	308,647	308,647
Balances as of December 31, 2007	188,446	818,535	320,335	(9,475)	308,647	1,438,042

The accompanying Notes are an integral part of these consolidated financial statements.

(*) This amount is originated by the fair market value adjustment from available for sale securities for an amount of MCh$(3,637) and for the effective portion adjustment from the fair market value of derivative instruments used as cash flow hedge instruments, for an amount of MCh$(4,870). Both amounts are presented net of taxes.

(**) See Note 1 “Summary of significant accounting policies”, letter a. (1).

Expressed in millions of constant Chilean pesos (MCh$)
of December 31, 2007 (except as indicated)

NOTE 1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Basis of presentation - Banco Santander Chile (formerly Banco Santiago) is a corporation (sociedad anónima bancaria) organized under the laws of the Republic of Chile that provides a broad range of general banking services to customers, from individuals to major corporations. Banco Santander Chile and its subsidiaries (collectively referred to herein as the “Bank” “Banco Santander Chile”) offer general commercial and consumer banking services and provide other services, including factoring, collection, leasing, securities and insurance brokerage, mutual and investment funds management and investment banking.

Through resolution No.79 dated July 26, 2002 the Chilean Superintendencia de Bancos e Instituciones Financieras (the “Superintendency of Banks”) approved the merger agreed upon by the Extraordinary Shareholders’ Meetings of the former Banco Santander Chile and Banco Santiago, both held on July 18, 2002.

On August 1, 2002, the legal merger agreed upon by Banco Santiago with former Banco Santander Chile took place, through the contribution of the assets of the latter to Banco Santiago, which assumed the total liabilities.  The merger was accounted for under Chilean GAAP in a manner commonly referred to as a “pooling of interests” on a prospective basis from January 1, 2002.  As such, the financial statements of the former Banco Santander Chile were retroactively combined with those of Banco Santiago at book values at January 1, 2002.

By virtue of the merger, Banco Santiago later changed its name to Banco Santander Chile.  The shareholders of the former Banco Santander Chile became shareholders of the merged bank, receiving 3.55366329 shares of the merged Bank in exchange for each share of the former Banco Santander Chile.

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Chile and regulations of the Superintendency of Banks, collectively referred to as “Chilean GAAP.” For the convenience of the reader, the consolidated financial statements have been translated into English.

The consolidated financial statements include Banco Santander Chile and its majority owned subsidiaries.  All significant intercompany transactions and balances have been eliminated in consolidation.  The majority interests of Banco Santander Chile as of December 31, 2006 and 2007 were as follows:

NOTE 1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continuation).

	Percentage Owned
	December 2005			December 2006			December 2007
	Direct	Indirect	Total	Direct	Indirect	Total	Direct	Indirect	Total
	%	%	%	%	%	%	%	%	%
Subsidiary
Santander Leasing S.A. (2) (4)	99.50	-	99.50	99.50	-	99.50	99.50	-	99.50
Santiago Corredores de Bolsa Limitada (1)	99.19	0.81	100.00	99.19	0.81	100.00	-	-	-
Santander Investment S.A. Corredores de Bolsa (1)	-	-	-	-	-	-	50.59	0.41	51.00
Santander Asset Management S.A. Administradora General de Fondos (2)	99.96	0.02	99.98	99.96	0.02	99.98	99.96	0.02	99.98
Santander S.A. Agente de Valores	99.03	-	99.03	99.03	-	99.03	99.03	-	99.03
Santander S.A. Sociedad Securitizadora (2)	99.64	-	99.64	99.64	-	99.64	99.64	-	99.64
Santander Corredora de Seguros Limitada (2) (4)	99.99	-	99.99	99.99	-	99.99	99.99	-	99.99
Santander Servicios de Recaudación y Pagos Limitada (3)	-	-	-	99.90	0.10	100.00	99.90	0.10	100.00

(1)
In conformity with the established in Articles 9 and 10 of Law No. 18,045 and Chapter 18-10 of the Recopilación Actualizada de Normas de la Superintendencia de Bancos e Instituciones Financieras, in the Extraordinary Shareholders’ Meeting held on January 15, 2007 by Santander Investment S.A. Corredores de Bolsa, a related company to Banco Santander Chile, approved the merger between Santiago Corredores de Bolsa Limitada, a subsidiary of Banco Santander Chile, into Santander Investment S.A. Corredores de Bolsa, effective January 1, 2007. Santander Investment S.A. Corredores de Bolsa, as of January 15, 2007, became a subsidiary of Banco Santander Chile and the legal successor of Santiago Corredores de Bolsa Limitada.

The merger of Santiago Corredores de Bolsa Limitada and Santander Investment S.A. Corredores de Bolsa was accounted as a business combination of entities under common control, thus, the lower value determined in the transaction was recorder as a charge to the Bank Shareholders’ Equity in an amount of MCh$1,903.

(2)	During 2007 the following subsidiaries changed their commercial registry:
-	Santander Leasing S.A. (Formerly Santiago Leasing S.A.).
-	Santander Asset Management S.A. Administradora General de Fondos (Formerly Santander Santiago S.A. Administradora General de Fondos).
-	Santander S.A. Sociedad Securitizadora (Formerly Santander Santiago S.A. Sociedad Securitizadora).
-	Santander Corredora de Seguros Limitada (Formerly Santander Santiago Corredores de Seguros Limitada).

(3)
On September 27, 2006, the Bank formed a new subsidiary “Santander Servicios de Recaudación y Pagos Limitada”, in which they become a 99.9% owner, dedicated to collection and payment services. The new subsidiary is organized under the laws of Republic of Chile and started its operations in October 2006.

(4)
On December 4, 2007, the Superintendency of Bank, authorized the statutes modification, social rights sell and merged of the subsidiaries Santander Leasing S.A. (Formerly Santiago Leasing S.A.) and Santander Corredora de Seguros Limitada (Formerly Santander Santiago Corredora de Seguros Limitada). At the date of the issuance of this financial statement the merged hasn’t take place.

NOTE 1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continuation).

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

-
All the amounts contained in the accompanying consolidated financial statements have been restated in Chilean pesos of general purchasing power of December 31, 2007 (“constant pesos”) applied under the “prior month rule”, as described below, to reflect changes in the CPI from the financial statement dates to December 31, 2007.  This updating does not change the prior periods’ statements or information in any way except to update the amounts to constant pesos of similar purchasing power.

NOTE 1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continuation).

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

The values of the CPI used for price-level restatement purposes are as follows:

		Change
Period	Index *	in index
2005	121.53	3.6%
2006	124.11	2.1%
2007	133.34	7.4%

*	Index as of November 30 of each period compared with the index as of November 30 of the prior year, under the prior month rule described above.

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

Period	Ch$
2005	17,974.81
2006	18,336.38
2007	19,622.66

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

NOTE 1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continuation).

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

f. Foreign currency - The Bank makes loans and accepts deposits in amounts denominated in foreign currencies, principally the U.S. dollar. Such assets and liabilities are translated by the Bank and its subsidiaries until March 2007 at the observed rate reported by the Central Bank of Chile at the balance sheet date.  Effective March 2007, assets and liabilities denominated in foreign currencies, only held by the Bank are translated to Chilean pesos based on the interbank market rate published by Reuters at 1:30 pm on the last business day of every month.

The amount of the net gains and losses on foreign exchange includes the recognition of the effects that variations in the exchange rate have on assets and liabilities denominated in foreign currencies and the gains or losses on foreign exchange spot and forward transaction undertaken by the Bank.

g. Derivative activities - Prior January 1, 2006, under Chilean GAAP, the Bank accounts for forward contracts between foreign currencies and U.S. dollars at fair value with realized and unrealized gains and losses on these instruments recognized in net income.  Forward contracts between the U.S. dollar and the Chilean peso or the UF are valued at the closing spot exchange rate of each balance sheet date, with the initial discount or premium being amortized over the life of the contract in accordance with Chilean hedge accounting criteria.

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

NOTE 1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continuation).

Effective January 1, 2006, under the requirements of Circular No. 3,345 of the Superintendency of Banks, the accounting treatment of certain derivative instruments and hedges of financial assets changed.  Traditional financial instruments which meet the definition of a “derivative” such as forwards in foreign currency and UFs, interest rate futures, currency and interest rate swaps, currency and interest rate options, and others are recognized initially in the balance sheet at cost (including transaction fees) and, at subsequent period ends, at their fair value.  The fair value is obtained from market quotes, discounted cash flow models and option valuation models, as applicable.

Certain terms may be incorporated into non-derivative financial instruments whose risk and economic characteristics are not clearly and closely related to those of the host contract which may require their bifurcation from the host contract and treatment as a separate derivative subject to that dictated by Circular No. 3,345.

When a derivative contract is signed, it must be designated by the Bank as a speculative contract or a hedge. Any changes in the fair value of speculative financial derivative contracts are recorded in Income under “Gains from trading activities” or “Losses from trading activities”, as applicable.  If the derivative is classified as a hedge, it can be: (1) a fair value hedge, or (2) a cash flow hedge.  To qualify as a hedge for accounting purposes, the instruments must comply with all the following conditions: (a) hedging must be formally documented at inception; (b) hedging is expected to be highly effective; (c) the effectiveness of the hedge can be measured reasonably; and (d) hedging is highly effective with regard to the risk hedged, continuously throughout its lifetime, to qualify as highly effective, the hedge relationship should meet, both at the inception and in any moment, the following requirements:

a)
Prospectively: It should be expected that the changes in the fair value or in the cash flows of the hedged financial instruments will almost be offset by the changes in the fair value or in the cash flows of the hedging instruments.

b)	Retrospectively: The offsetting effects should be within 80% and 125% of the changes in the hedged item.

c)	All the values should be reliably calculated.

d)	Effectiveness should be tested at least each time that the financial statements are prepared.

Certain derivative transactions that do not classify to be accounted for as hedges are treated and reported as speculative, even though they may provide an effective economic hedge for managing risk positions.

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

NOTE 1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continuation).

When a derivative hedges exposure to changes in the cash flows of existing assets or liabilities, or expected transactions, the effective portion of the changes in fair value with regard to the risk hedged is recorded in shareholders’ equity.  Any ineffective portion is recognized directly in the period’s income.  The amounts recorded directly in shareholders’ equity are recorded in income in the same periods in which the offsetting changes in assets or liabilities hedged affect the income statement.

When fair value hedge accounting is used for portfolio hedge of interest rate risk and the hedge item is designated as an amount of currency, the earnings or losses from measuring the fair value of both the portfolio hedged and the hedge are recognized in income.

h. Financial investments - Before January 1, 2006, the Bank’s financial investments were classified as trading or permanent in accordance with the regulations of the Superintendency of Banks with unrealized gains and losses on trading investments included in Other operating income (expenses), and unrealized gains and losses on permanent investments included in a separate component of Shareholders’ equity.  Investment securities maintained by the Bank’s subsidiaries were carried on a stand-alone basis on the subsidiary’s financial statements only at the lower of price-level restated cost or market value.

The Bank’s previously identified “trading” investments, although not classified as such in prior years, for accounting purposes, were treated the same as those classified as “trading” since January 1, 2006.  Additionally, over all periods presented, classification for accounting purposes has been conformed.

Effective January 1, 2006, the accounting for financial instruments acquired for trading or investments purposes (available-for-sale or held-to-maturity) are classified as follows:

i.
Trading Instruments - Instruments for trading are securities acquired for which the Bank has the intent to generate earnings from short-term price fluctuations or through brokerage margins, or that are included in a portfolio created for such purposes.

Instruments for trading are valued at their fair value according to market prices on the closing date of the balance sheet.  Mark to market adjustments, as well as realized gains/losses from trading are included in the Income Statement under “Earnings (losses) from trading activities”. Interest income and indexation adjustments are reported as “Interest revenue”.

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

NOTE 1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continuation).

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

All purchases and sales of investment instruments, to be delivered within the deadline stipulated by market regulations and conventions, are recognized on the commitment date, which is the date on which the commitment is made to purchase or sell the asset.  Other purchases or sales are treated as forwards until they are liquidated.

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

NOTE 1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continuation).

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

According to the methodology developed by the Bank, the loans are divided into three categories: consumer, mortgage and commercial loans. The risk models used internally to calculate the provisions are describe as follows:

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

Before December 1, 2006, loans classified as A1, A2, A3 and B, the board of directors of the Bank is authorized to determine the levels of required reserves.  For loans classified in Categories C1, C2, C3, C4, D1 and D2, the bank must have the following levels of reserves:

NOTE 1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continuation).

Classification	Estimated range of loss	Reserve
C1	Up to 3%	2%
C2	More than 3% up to 19%	10%
C3	More than 19% up to 29%	25%
C4	More than 29% up to 49%	40%
D1	More than 49% up to 79%	65%
D2	More than 79%	90%

Commencing in 2006 the Bank improve the methodology, for loans classified as A1, A2, A3 and B, the Bank assigned a specific level of risk to each borrower. This entails that borrowers with the same categories have different level of risk.

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

Commencing in 2006, the Bank improved and modified the methodology for analyzing consumer and mortgage loans.  All consumer and mortgage loans will be assigned a rating on an individual basis utilizing a more automated and sophisticated statistical model and considering also borrower’s credit behavior.  Once the rating of the client is determined the provisioning of consumer and mortgage loans is calculated using a risk category and related % which is directly related to the aging.  These changes were perfected in the 2007 by increasing the period of “back-testing” from 12 to 21 months and upon differentiating between old and new clients in the risk profiles assigned to the borrowers.

NOTE 1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continuation).

Additional reserves

Under the regulations, banks are permitted to establish reserves above the limits described above only to cover specific risks that have been authorized by their board of directors.

Charge-offs

In accordance with the regulations of the Superintendency of Banks, the Bank charges off loans or portions thereof when collection efforts have been exhausted.  Under the rules and regulations established by the Superintendency of Banks, charge-offs must be made within the following maximum prescribed limits:

·	24 months after a loan is past due (3 months for consumer loans) for loans without collateral;
·	36 months after a loan is past due for loans with collateral.

The Bank will also charge off commercial loans prior to the meeting of this criteria when the Bank no longer considers such loans or portions thereof to be collectible.

Loan loss recoveries

Recoveries on charged off loans as well as recoveries on loans which were reacquired from the Chilean Central Bank (the “Central Bank”), are recorded directly to income and presented as a reduction of the provision for loans losses.

n. Fees and expenses related to loans and services - Fees and expenses related to loans, as well as fees for services rendered, are deferred and recognized in income over the term of the loans to which they relate equivalent to the period during which the services are performed.

The fees correspond to remunerations charged to the mutual funds and investment funds administered are registered on base yielded. These fees are established in the Internal Regulations off each one the funds administered.

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

q. Statement of cash flows - For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks. (For the year ended December 31, 2005, 2006 and 2007), the consolidated statements of cash flows have been prepared in accordance with Technical Bulletin No. 65 of the Chilean Association of Accountants.

NOTE 1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continuation).

r. Convenience translation to U.S. dollars - The Bank maintains its accounting records and prepares its consolidated financial statements in Chilean pesos.  The U.S. dollar amounts disclosed in the accompanying financial statements are presented solely for the convenience of the reader at the December 31, 2007, market exchange rate of Ch$497.78 per US$1.00.  This translation should not be construed as representing that the Chilean peso amounts actually represent or have been, or could be, converted into U.S. dollars at such a rate or at any other rate.

NOTE 2.	ACCOUNTING CHANGES

On December 20, 2005, the Superintendency of Banks issued Circular No. 3,345 and related amendments through Circular No. 3,349 dated February 7, 2006, Circular No. 3,355 dated May 25, 2006, and Circular No. 3,358 dated May 31, 2006, governing the application of new accounting principles and the valuation and classification of financial instruments acquired, derivative instruments, accounting hedges and write-offs of financial assets on the balance sheet.  The aforementioned changes in accounting principles and valuation at January 1, 2006, adjusting the valuation differences calculated at December 31, 2005, directly against shareholders’ equity in the amount of MCh$(936).  For comparative purposes, the Financial Statements at December 31, 2005, have been regrouped and reclassified, but not adjusted, based on the transition provisions established in Circular No. 3,345 and its subsequent amendments issued by the Superintendency of Banks.

NOTE 3.	CASH AND DUE FROM BANKS

In accordance with the rules of the Superintendency of Banks, the Bank must maintain certain non interest-bearing balances in its account with the Central Bank.  The required balances are based upon specified financial criteria, including the level of the Bank’s assets, the amount of its foreign borrowings and its average liabilities.  Restricted amounts totaled MCh$312,605 and MCh$326,713 as of December 31, 2006 and 2007, respectively.

NOTE 4.	INVESTMENTS

Financial investments are classified at the time of the purchase, based on management’s intentions, as either trading instruments or investment instruments the latter of which are categorized as Available for sale and Held to maturity.  As of December 31, 2006 and 2007, the Bank had not classified any security as Held to maturity.

NOTE 4.	INVESTMENTS (continuation).

A summary of financial investments is as follows:

a) Trading Investments
	As of December 31,
Central Bank and Government Securities	2006	2007
	MCh$	MCh$
Central Bank Securities	409,626	804,086
Chilean Treasury Bonds	43,536	117,240
Other Securities	383	-
Subtotal	453,545	921,326

Others Financial Securities
Time deposits in Chilean Financial Institutions	3,819	10,039
Mortgage Finance Bonds	24,914	32,713
Chilean financial Institutions Bonds	47	7,742
Chilean Corporate Bonds	24,240	11,541
Chilean Other Securities	7,805	15,343
Other Foreign Securities	172,667	6,927
Subtotal	233,492	84,305
Total	687,037	1,005,631

Central Bank and Government Securities includes repurchase agreements sold to clients and financial institutions for an amount of MCh$21,553 and MCh$74,959 as of December 31, 2006 and 2007 respectively.

Other Financial Instruments include repurchase agreements sold to clients and financial institutions in the amount to MCh$2,766 (none in 2006).

b) Available for sale Investments
	As of December 31,
Central Bank and Government Securities	2006	2007
	MCh$	MCh$
Central Bank Securities	83,522	336,866
Chilean Treasury Bonds	670	109,194
Other Securities	19,909	-
Subtotal	104,101	446,060

Others Financial Securities
Mortgage Finance Bonds	239,239	273,010
Central Bank and Government Foreign Securities	-	60,565
Other Foreign Securities	27,444	-
Subtotal	266,683	333,575
Total	370,784	779,635

Central Bank and Government Securities includes repurchase agreements sold to clients and financial institutions for an amount of MCh$2,221 and MCh$58,859 as of December 31, 2006 and 2007 respectively.  Other Financial Investments does not include any repurchase agreements sold to clients and financial institutions.

NOTE 4.	INVESTMENTS (continuation).

c) Held to maturity Investments

As of December 31, 2006 and 2007, no financial investments were classified as Held to maturity.

NOTE 5.	LOANS

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

NOTE 5.	LOANS (continuation).

The following table summarizes the most significant loan concentrations, expressed as a percentage of total loans, excluding contingent loans and before the reserve for loan losses.

	As of December 31,
	2006	2007

Community, social and personal services	16.7%	16.4%
Residential mortgage loans	26.0%	27.1%
Consumer credit	16.9%	16.8%
Financial services	8.7%	7.4%
Commerce	8.3%	8.9%
Manufacturing	5.6%	5.9%
Construction	6.8%	6.3%
Agriculture, livestock, agribusiness, fishing	5.6%	5.3%
Electricity, gas and water	0.9%	0.7%
Transport, storage and communications	3.8%	3.9%
Mining and petroleum	0.7%	1.3%

Total	100.0%	100.0%
A substantial amount of the Bank’s loans are to borrowers doing business in Chile.

NOTE 6.	LEASE CONTRACTS

The amounts shown as leasing contracts are amounts receivable under lease agreements and have the following maturities as of December 31, 2006 and 2007.  Unearned income presented in the table corresponds to the interest to be earned in each year-end.

	As of December 31, 2006			As of December 31, 2007
	Total	Unearned	Net lease	Total	Unearned	Net lease
	receivable	income	receivable	receivable	income	receivable
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Years
Due within one year	286,311	(31,742)	254,569	304,627	(33,750)	270,877
Due after 1 year but within 2 years	203,577	(27,317)	176,260	218,087	(29,025)	189,062
Due after 2 years but within 3 years	142,720	(23,467)	119,253	154,052	(25,065)	128,987
Due after 3 years but within 4 years	95,729	(18,319)	77,410	98,799	(18,460)	80,339
Due after 4 years but within 5 years	59,603	(11,458)	48,145	63,016	(12,279)	50,737
Due after 5 years	194,398	(48,755)	145,643	213,383	(53,654)	159,729

Total	982,338	(161,058)	821,280	1,051,964	(172,233)	879,731

Leased assets consist principally of real estate, industrial machinery, vehicles and computer equipment.

NOTE 7.	ALLOWANCE FOR LOAN LOSSES

The changes in the allowance for loan losses are as follows:

	Year ended December 31,
	2005	2006	2007
	MCh$	MCh$	MCh$

Balance as of January 1,	197,008	162,234	187,014
Price-level restatement (1)	(6,883)	(3,367)	(12,950)
Charge offs	(150,021)	(154,150)	(201,124)
Allowances established	176,950	221,420	306,669
Allowances released	(54,820)	(39,123)	(46,843)

Balance as of December 31,	162,234	187,014	232,766

(1)	Reflects the effect of inflation on the allowance for loan losses at the beginning of each period, adjusted to constant pesos of December 31, 2007.

The allowance for loan losses included in the results of operations for the periods indicated is as follows:

	Year ended December 31,
	2005	2006	2007
	MCh$	MCh$	MCh$

Provision established	176,951	221,420	306,669
Provision established (released)
for assets received in lieu of payment	(778)	1,362	860
Direct charge-offs	(1,065)	(915)	(515)
Provision released	(54,820)	(39,123)	(46,843)
Recovery of loans previously charge off	(50,582)	(50,569)	(77,760)

Net charge to income	69,706	132,175	182,411

NOTE 8.	BANK PREMISES AND EQUIPMENT, NET

The major categories of Bank premises and equipment, net of accumulated depreciation are as follows:

	As of December 31,
	2006	2007
	MCh$	MCh$

Land and buildings	213,785	211,647
Furniture and fixtures	10,781	12,090
Machinery and equipment	16,600	16,975
Vehicles	1,339	999
Others	6,068	5,856

Total bank premises and equipment, net	248,573	247,567

Related depreciation expense was MCh$20,726 and MCh$20,309 as of December 31, 2006 and 2007, respectively.

NOTE 9.	INVESTMENTS IN OTHER COMPANIES

Investments in other companies consist of the following:

			As of December 31,
	Ownership interest		Participation net income			Book Value
	2006	2007	2005	2006	2007	2006	2007
	%	%	MCh$	MCh$	MCh$	MCh$	MCh$

Redbanc S.A.	33.42	33.42	201	216	200	1,331	1,317
Transbank S.A.	32.71	32.71	283	284	285	1,845	1,849
Tarjetas Inteligentes S.A. (1)	-	-	(46)	-	-	-	-
Centro de Compensación Automática	33.33	33.33	38	43	38	258	275
Sociedad Interbancaria de Depósito de Valores S.A.	29.28	29.28	62	73	70	336	359
Cámara de Compensación Alto Valor S.A.	11.52	11.52	(25)	62	48	372	419
Administrador Financiero Transantiago S.A. (2) (4)	20.00	20.00	(135)	(102)	(2,505)	1,286	821
Nexus S.A.	12.90	12.90	100	128	117	655	604
Bolsa de Comercio de Santiago (Stock Exchange) (5)	4.17	4.17	250	(138)	292	662	664
Bolsa Electrónica de Chile	2.50	2.50	31	(3)	-	81	170
Bolsa de Comercio de Valparaíso (3)	1.67	1.67	(2)	-	-	11	10
Cámara de Compensación	0.15	0.15	(1)	-	-	4	4

Total investments in other companies accounted for under the equity method			756	563	(1,455)	6,841	6,492
Other investments carried at cost			(11)	281	134	308	244
Total investments in other companies			745	844	(1,321)	7,149	6,736

(1)	On December 19, 2005, in compliance with the agreement adopted by the Shareholders Extraordinary meeting, the company “Empresas Tarjetas Inteligentes S.A.”, was liquidated.
(2)	On July 7, 2005, the Bank acquired 20% of “Administrador Financiero Transantiago S.A.” in the amount of MCh$1,353 (historical).
(3)	On August 19, 2005, the company “Bolsa de Comercio de Valparaíso” make a capital increase which was not subscribed to by the Bank.

NOTE 9.	INVESTMENTS IN OTHER COMPANIES (continuation).

(4)
On December 21, 2007, an Extraordinary General Stockholders Meeting of “Administrador Financiero Transantiago S.A.” was celebrated and the stockholders agreed to capitalize the credits into the merchant accounts held by the shareholders of “Administrador Financiero Transantiago S.A.”. The total available balance in the accounts was MCh$10,200. Since Banco Santander Chile owns 20% of the mentioned entity the investment equity increased by MCh$2,040.

(5)	On August 2007, one share of “Bolsa de Comercio de Santiago” was sold. The sales price was MCh$1,116 and the realized gain was MCh$759.

NOTE 10.	OTHER ASSETS AND OTHER LIABILITIES

a)  Other assets
	As of December 31,
	2006	2007
	MCh$	MCh$

Amounts receivable under spot foreign exchange transactions	98,095	95,337
Real time gross settlement (RTGS) receivable	33,711	58,674
Credit card charges in process	29,350	30,723
Deferred income taxes (Note 21)	48,835	59,047
Prepaid and deferred expenses	67,376	71,879
Transactions in process	14,407	12,189
Recoverable taxes	15,918	17,406
Stamp taxes recoverable	5,180	7,701
Receivable on sales of assets received in lieu of payment	1,916	1,557
Guarantees issued	84,962	189,451
Pending consignment	313	295
Account receivable	41,891	118,414
Mutual Funds	32,839	84,373
Others	23,719	22,204

Total Other Assets	498,512	769,250

b) Other liabilities

	As of December 31,
	2006	2007
	MCh$	MCh$
Amounts payable under spot foreign exchange transactions	106,454	99,048
Deferred income taxes (Note 21)	9,065	10,544
Transactions in process	5,541	10,020
Provision for staff benefits	15,165	12,579
Income taxes	16,241	26,061
Provisions for lawsuits and others	31,771	34,256
Value added tax payable	5,526	6,028
Deferred fees	8,162	5,888
Real time gross settlement (RTGS) payable	15,561	43,663
Others	3,666	13,169

Total Other Liabilities	217,152	261,256

NOTE 10.	OTHER ASSETS AND OTHER LIABILITIES (continuation).

c) Contingent liabilities

Contingent liabilities consist of open and unused letters of credit, together with guarantees by the Bank in Chilean pesos, UF's and foreign currencies (principally U.S. dollars).  The liability represents the Bank’s obligations under such agreements.  The Bank’s rights under these agreements are recognized as assets under the caption “Contingent loans” (Note 5).  Since many of these commitments to extend credit may expire without being drawn upon, the total contingent liabilities do not necessary represent future cash obligations.

NOTE 11.	OTHER INTEREST BEARING LIABILITIES

The Bank’s long-term and short-term borrowings are summarized below.  Borrowings are generally classified as short-term when they have original maturities of less than one year or are due on demand.  All other borrowings are classified as long-term, including the amounts due within one year on such borrowings.

Total Borrowings
	As of December 31, 2007
	Long-term	Short-term	Total
	MCh$	MCh$	MCh$

Central bank borrowings (a)	-	142,370	142,370
Credit lines for renegotiations of loans (a)	-	3,972	3,972
Investment under agreements to repurchase	-	166,281	166,281
Mortgage finance bonds (b)	376,847	57,428	434,275
Other borrowings Bonds (c)	1,225,007	-	1,225,007
Subordinated bonds (d)	498,216	-	498,216
Foreign borrowings (e)	486,596	608,875	1,095,471
Other obligations (f)	10,429	137,439	147,868

Total borrowings	2,597,095	1,116,365	3,713,460

	As of December 31, 2006
	Long-term	Short-term	Total
	MCh$	MCh$	MCh$

Central bank borrowings (a)	-	144,418	144,418
Credit loans for renegotiations of loans (a)	-	5,458	5,458
Investment under agreements to repurchase	-	21,412	21,412
Mortgage finance bonds (b)	499,288	70,365	569,653
Other borrowings Bonds (c)	606,513	1,225	607,738
Subordinated bonds (d)	483,611	43,292	526,903
Foreign borrowings (e)	101,303	771,397	872,700
Other obligations (f)	12,863	56,106	68,969

Total borrowings	1,703,578	1,113,673	2,817,251

NOTE 11.	OTHER INTEREST BEARING LIABILITIES (continuation).

a)  Central Bank borrowings

Central Bank borrowings include credit lines for the renegotiations of loans and other Central Bank borrowings.  These credit lines were provided by the Central Bank for the renegotiations of loans due to the need to refinance debts as a result of the economic recession and crisis of the banking system in the early 1980's.  The credit lines for the renegotiations are related with mortgage loans linked to the UF index and bear an annual interest rate of 3.0% and 3.0% at December 31, 2006 and 2007, respectively.  The maturities of the outstanding amounts due to the Central Bank are as follows:

	As of December 31,
	2006	2007
	MCh$	MCh$

Total credit lines for renegotiation of loans	5,458	3,972

The maturities of MCh$3,972 due under these long-term credit lines, are due within one year.

b)  Mortgage finance bonds

These bonds are used to finance mortgage loans.  The outstanding principal amounts of the bonds are amortized on a quarterly basis.  The range of maturities of these bonds is between five and twenty years.  The bonds are linked to the UF index and bear a weighted-average annual interest rate of 3.4%.

As of December 31,
2007
MCh$

Due within 1 year	57,428
Due after 1 year but within 2 years	47,461
Due after 2 years but within 3 years	45,331
Due after 3 years but within 4 years	41,456
Due after 4 years but within 5 years	36,951
Due after 5 years	205,648

Total mortgage finance bonds	434,275

c)  Bonds

	As of December 31,
	2006	2007
	MCh$	MCh$

Santiago Bonds, Series A, B, C, D and F	9,862	-
Santander Bonds linked to the UF	368,277	1,025,758
Santander Bonds denominated in US$	229,599	199,249
	607,738	1,225,007
Total bonds

NOTE 11.      OTHER INTEREST BEARING LIABILITIES (continuation).

Santiago bonds include series A, B, C and F issued by the former Banco Santiago S.A. and series B and D issued by the former Banco O’Higgins, prior to its merger with the Bank in 1997.  These bonds are intended to finance loans that have a maturity of greater than one year, are denominated in UF index and bear a weighted-average annual interest rate of 7.0% with interest and principal payments due semi-annually.

On December 17, 2004, Santiago Leasing S.A. ceded through public deed a total of UF 3,041,102 (MCh$37,591 at December 31, 2004) in bonds to Banco Santander Chile.  These bonds are denominated in UF index and bear an annual interest rate of 5.6%.  At December 31, 2006 and 2007, the balance was included in Santander bonds linked to the UF.

On October 5, 2005, the Bank issued bonds, denominated in UF for a total of UF 8,000,000 which bear an average annual interest rate of 3.0%.

On May 25, 2006, the Bank issued bonds, denominated in UF for a total of UF 6,000,000 which bear an average annual interest rate of 4.6%.

On August 17, 2006, the Bank issued bonds, denominated in UF for a total of UF 895,000 which bear an average annual interest rate of 3.7%.

On December 9, 2004, the Bank issued senior bonds, denominated in U.S. dollars, for a total of US$400 million.  These bonds carry a nominal interest rate of LIBOR plus 0.35% per annum (5.35% and 5.50% at December, 2006 and 2007).  The interest is payable quarterly and the principal is to be paid after a term of 5 years.

During 2007, the Bank issued senior bonds in the local market for a total of UF 34,000,000 (MCh$667,170 as December 31, 2007).  The detail of the bonds issued is as follows:

a)
On January 31, 2007, the Bank issued Series O Bonds denominated in UF for an amount of UF 5,000,000. These bonds carry a nominal interest rate of 3.3% per annum, semi-annual interest payments starting on August 1, 2007 and one repayment of principal on February 1, 2011.

b)
On January 31, 2007, the Bank issued Series P Bonds denominated in UF for an amount of UF 3,000,000. These bonds carry a nominal interest rate of 3.5% per annum, semi-annual interest payments starting on August 1, 2007 and one repayment of principal on February 1, 2014.

c)
On January 31, 2007, the Bank issued Series Q Bonds denominated in UF for an amount of UF 2,000,000. These bonds carry a nominal interest rate of 3.7% per annum, semi-annual interest payments starting on August 1, 2007 and one repayment of principal on February 1, 2016.

d)
On January 31, 2007, the Bank issued Series R Bonds denominated in UF for an amount of UF 2,000,000. These bonds carry a nominal interest rate of 3.9% per annum, semi-annual interest payments starting on August 1, 2007 and one repayment of principal on February 1, 2027.

e)
On January 31, 2007, the Bank issued Series S Bonds denominated in UF for an amount of UF 2,000,000. These bonds carry a nominal interest rate of 4.1% per annum, semi-annual interest payments starting on August 1, 2007 and one repayment of principal on February 1, 2037.

NOTE 11.      OTHER INTEREST BEARING LIABILITIES (continuation).

f)
On June 7, 2007, the Bank issued Series T Bonds denominated in UF for an amount of UF5,000,000. These bonds carry a nominal interest rate of 3.3% per annum, semi-annual interest payments starting on August 1, 2007 and one repayment of principal on February 1, 2011.

g)
On August 16, 2007, the Bank issued Series U Bonds denominated in UF for an amount of UF 5,000,000. These bonds carry a nominal interest rate of 3.7% per annum, semi-annual interest payments starting on February 1, 2008 and one repayment of principal on August 1, 2013.

h)
On September 12, 2007, the Bank issued Series V Bonds denominated in UF for an amount of UF 5,000,000. These bonds carry a nominal interest rate of 3.9% per annum, semi-annual interest payments starting on February 1, 2008 and one repayment of principal on August 1, 2017.

i)
On October 30, 2007, the Bank issued Series W Bonds denominated in UF for an amount of UF 5,000,000. These bonds carry a nominal interest rate of 4.1% per annum, semi-annual interest payments starting on April 1, 2008 and one repayment of principal on February 1, 2017.

On December 4, 2007, the Bank registered at the Superintendency of Banks, under registry number 03/2007, a line of Bank Bonds in the amount of UF 12,000,000, with a maturity date of 30 years.  At the same date, the Bank made the first issuance, Nº 30-1/2007, of UF 4,000,000, Series Y, against this line. The issuance of this bond hasn’t taken place at December 31, 2007.

The maturities of these bonds are as follows:
As of December 31,
2007
MCh$
Due within 1 year	-
Due after 1 year but within 2 years	199,249
Due after 2 years but within 3 years	137,872
Due after 3 years but within 4 years	209,543
Due after 4 years but within 5 years	9,390
Due after 5 years	668,953

Total bonds	1,225,007

d)  Subordinated bonds
	As of December 31,
	2006	2007
	MCh$	MCh$
Santiago bonds denominated in US$ (1)	45,880	-
Santander bonds denominated in US$ (2) (3)	292,433	263,676
Santiago Bonds linked to the UF (4)	52,664	47,401
Santander Bonds linked to the UF (5) (6) (7)	135,926	187,139

Total subordinated bonds	526,903	498,216

NOTE 11.      OTHER INTEREST BEARING LIABILITIES (continuation).

(1)
On July 17, 1997, the former Banco Santiago issued subordinated bonds denominated in U.S. dollars in an aggregate principal amount of US$300 million.  The bonds carry a nominal interest rate of 7.0% per annum, semi-annual interest payments and one repayment of principal after a term of 10 years. These subordinated bonds have been fully repaid as of December 31, 2007.

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

(4)
The Series C and E Bonds outstanding as of December 31, 2006 and 2007 are intended for the financing of loans with a maturity of greater than one year.  They are linked to the UF index and carry an annual interest rate of 7.5% and 6.0% respectively, with interest and principal payments due semi-annually.

(5)	Includes Series C, D and E Bonds, which are linked to the UF index and carry an annual interest rate of 7.0%, with interest and principal payments due semi-annually.

(6)	During 2006, the Bank issued subordinated bonds denominated in UF in an aggregate principal amount of UF 5,000,000, which bear an average annual rate of 4.4%.

(7)	During 2007, the Bank issued subordinated bonds in the local market for a total of UF 4,000,000 (MCh$78,491 as of December 31, 2007). The detail of the bonds issued is as follows:

a)
On November 26, 2007, the Bank issued subordinated bonds, Series X, denominated in UF for an amount of UF 2,000,000. These bonds carry a nominal interest rate of 4.00% per annum, semi-annual interest payments starting on May 2, 2008 and one repayment of principal on November 2, 2032. Bearing of interest started on November 2, 2007.

b)
On December 27, 2007, the Bank issued subordinated bonds, Series Z, denominated in UF for an amount of UF 2,000,000 with maturity date of principal on December 1, 2032. These bonds do not contemplate interest payments.

NOTE 11.	OTHER INTEREST BEARING LIABILITIES (continuation).

The maturities of these bonds, which are considered long-term, are as follows:

As of December 31,
2007
MCh$
Due within 1 year	-
Due after 1 year but within 2 years	-
Due after 2 years but within 3 years	-
Due after 3 years but within 4 years	17,349
Due after 4 years but within 5 years	116,330
Due after 5 years	364,537

Total subordinated bonds	498,216

e)	Foreign borrowings

These are short-term and long-term borrowings from foreign banks.  The maturities of these borrowings are as follows:

As of December 31,
2007
MCh$
Due within 1 year	608,875
Due after 1 year but within 2 years	241,588
Due after 2 years but within 3 years	115,430
Due after 3 years but within 4 years	129,578
Due after 4 years but within 5 years	-
Due after 5 years	-

Total foreign borrowings	1,095,471

The foreign borrowings are denominated principally in U.S. dollars, and are principally used to fund the Bank’s foreign trade loans and bear an annual average interest rate of 5.3% and 1.3% at December 31, 2006 and 2007, respectively.

NOTE 11.	OTHER INTEREST BEARING LIABILITIES (continuation).

f)      Other obligations

Other obligations are summarized as follows:

As of December 31,
2007
MCh$
Due within 1 year	38,808
Due after 1 year but within 2 years	2,785
Due after 2 years but within 3 years	2,158
Due after 3 years but within 4 years	1,915
Due after 4 years but within 5 years	1,294
Due after 5 years	2,277

Total long term obligations	49,237

Short-term obligations:

Amounts due to credit card operators	23,497
Acceptance of letters of credit	75,134
Total short – term obligations	98,631

Total other obligations	147,868

NOTE 12.	DISCLOSURES REGARDING DERIVATIVE FINANCIAL INSTRUMENTS

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

During the period ended December 31, 2006 and 2007, the Bank entered into interest rate and cross currency swap agreements to manage exposure to fluctuation in currencies and interest rates.  The differential between the interest paid or received on a specified notional amount is recognized under the caption “Amounts payable from forward contracts, net”.  The fair value of the swap agreement and changes in the fair value as a result of changes in market interest rates are recognized in the consolidated financial statements.

The Bank’s foreign currency futures and forward operations and other derivative products outstanding at December 31, 2006 and 2007, are summarized below:

NOTE 12.	DISCLOSURES REGARDING DERIVATIVE FINANCIAL INSTRUMENTS (continuation).

		As of December 31, 2007
		Notional amounts			Fair Value
	Cash Flow hedge (CF) or fair value hedge (FV)	Within 3 months	After 3 months but within one year	After one year	Assets	Liabilities
		MCh$	MCh$	MCh$	MCh$	MCh$
Derivative instruments in designated hedge accounting relationships
Currency forwards	( )	-	-	-	-	-
Interest rate swaps	(FV)	-	-	121,209	3,891	502
Currency swaps	( )	-	-	-	-	-
Cross currency swaps	(FV)	-	-	278,757	-	9,246
Cross currency swaps	(CF)	-	-	480,358	-	55,171
Call currency options	( )	-	-	-	-	-
Call interest rate options	( )	-	-	-	-	-
Put currency options	( )	-	-	-	-	-
Put interest rate options	( )	-	-	-	-	-
Interest rate future	( )	-	-	-	-	-
Others derivatives	( )	-	-	-	-	-
Subtotal		-	-	880,324	3,891	64,919

Derivative instruments for trading
Currency forwards		5,776,546	3,938,733	785,841	111,681	159,969
Interest rate swaps		1,935,239	3,254,410	8,759,290	86,515	159,146
Currency swaps		-	-	-	-	-
Cross currency swaps		133,688	460,902	6,557,457	576,515	392,337
Call currency options		64,751	29,708	644	262	292
Call interest rate options		-	-	74,667	1	-
Put currency options		159,781	36,532	-	1,501	1,172
Put interest rate options		-	-	75,667	-	9
Interest rate future		-	-	-	-	-
Others derivatives		196,371	2,943	-	409	373
Subtotal		8,266,376	7,723,228	16,253,566	776,884	713,298

Total		8,266,376	7,723,228	17,133,890	780,775	778,217

The notional amounts refer to the U.S. dollar bought or sold or to the U.S. dollar equivalent of foreign currency bought or sold for future settlement.  The contract terms correspond to the duration of the contracts as from the date of the transaction to the date of the settlement.

NOTE 12.	DISCLOSURES REGARDING DERIVATIVE FINANCIAL INSTRUMENTS (continuation).

		As of December 31, 2006
		Notional amounts			Fair Value
	Cash Flow hedge (CF) or fair value hedge (FV)	Within 3 months	After 3 months but within one year	After one year	Assets	Liabilities
		MCh$	MCh$	MCh$	MCh$	MCh$
Derivative instruments in designated hedge accounting relationships
Currency forwards	( )	-	-	-	-	-
Interest rate swaps	(FV)	-	-	225,944	1,260	2,529
Currency swaps	( )	-	-	-	-	-
Cross currency swaps	(FV)	906,761	-	-	-	40,689
Call currency options	( )	-	-	-	-	-
Call interest rate options	( )	-	-	-	-	-
Put currency options	( )	-	-	-	-	-
Put interest rate options	( )	-	-	-	-	-
Interest rate future	( )	-	-	-	-	-
Others derivatives	( )	-	-	-	-	-
Subtotal		906,761	-	225,944	1,260	43,218

Derivative instruments for trading
Currency forwards		6,465,222	3,691,295	407,074	88,753	106,818
Interest rate swaps		492,069	1,266,642	4,215,224	37,559	73,237
Currency swaps		-	-	-	-	-
Cross currency swaps		2,948,225	1,448,955	139,353	265,900	152,628
Call currency options		51,149	399,776	-	4,710	4,697
Call interest rate options		-	107	-	-	-
Put currency options		-	-	-	-	-
Put interest rate options		31,916	372,485	-	1,556	1,109
Interest rate future		-	-	-	-	-
Others derivatives		336,347	114,838	109,096	678	696
Subtotal		10,324,928	7,294,098	4,870,747	399,156	339,185

Total		11,231,689	7,294,098	5,096,691	400,416	382,403

The notional amounts refer to the U.S. dollar bought or sold or to the U.S. dollar equivalent of foreign currency bought or sold for future settlement.  The contract terms correspond to the duration of the contracts as from the date of the transaction to the date of the settlement.

NOTE 13.	MINIMUM CAPITAL REQUIREMENTS

The Superintendency of Banks requires Chilean Banks to maintain a minimum capital of UF800,000, equivalent to MCh$15,698 as of December 31, 2007.  In addition, Banks are required to maintain a minimum basic capital of at least 3% of total assets after deductions for mandatory provisions, while effective net equity may not be lower than 8% of its risk weighted assets. However, as a result of the merger in 2002, the Superintendency of Banks determined that the actual equity of the merged bank could not be lower than 11% of its risk-weighted assets.  Effective net equity is defined as basic equity, plus voluntary loan loss allowances, up to a maximum of 1.25% of risk-weighted assets, and the qualifying proportion of subordinated bonds with scheduled maturities in excess of six years, for which early repayment is not permitted.  Chilean Banks are permitted to include in effective net equity principal subordinated bond amounts up to a maximum of fifty percent of the basic capital.

NOTE 13.	MINIMUM CAPITAL REQUIREMENTS (continuation).

The Bank’s actual qualifying “net capital base” and “effective equity” to support the Bank’s risk-weighted assets as of December 31, 2006 and 2007, are shown in the following table:

	As of December 31,
	2006	2007
	MCh$	MCh$

Net capital base	1,031,163	1,129,395
3% of total assets net of provisions	(495,637)	(560,816)
Excess over minimum required equity	535,526	568,579
Net capital base as a percentage of the total assets, net of provisions	6.2%	6.0%

Effective equity	1,524,308	1,602,432
11% of the risk-weighted assets	(1,326,302)	(1,439,641)
Excess over minimum required equity	198,006	162,791
Effective equity as a percentage of the risk-weighted assets	12.6%	12.2%

NOTE 14.	SHAREHOLDERS’ EQUITY

a)      Share capital

As of December 31, 2006 and 2007 the Bank's paid-in capital consisted of 188,446,126,794 authorized issued and outstanding shares with no fixed nominal value.

b)      Dividends

The distributions of dividends related to net income for the periods 2005 and 2006 as approved by the Annual Shareholders' Meeting of Banco Santander Chile, are as follows:

Shareholders	Dividend	Dividend	Dividend	Percentage
Meeting	(historical)	Paid (1)	per share	Paid (2)
	MCh$	MCh$	Ch$
Apr-06	155,811	170,952	0.91	65%
Apr-07	185,628	198,121	1.05	65%

(1)	Dividend paid has been restated in constant Chilean pesos of December 31, 2007.
(2)	% of net income paid as dividend, agreed by the Ordinary Shareholders’ Meeting.

NOTE 15.	NONCONTROLLING INTEREST

The following table illustrates the participation of the noncontrolling interest in the consolidated Shareholders’ equity and the consolidated income statement:

	As of December 31, 2007
		Noncontrolling Interest
	Noncontrolling	Equity	Net Income
	Ownership	MCh$	MCh$

Santander Leasing S.A.	0.50%	154	2
Santander Asset Management S.A. Adm. Gral. Fondos	0.02%	18	5
Santander S.A. Agente de Valores	0.97%	1,374	65
Santander S.A. Sociedad Securitizadora	0.36%	4	0
Santander Corredora de Seguros Limitada	0.01%	3	1
Santander Investment S.A. Corredores de Bolsa	49.00%	18,494	1,982
Total		20,047	2,055

	As of December 31, 2006
		Noncontrolling Interest
	Noncontrolling	Equity	Net Income
	Ownership	MCh$	MCh$

Santander Leasing S.A.	0.50%	152	6
Santander Asset Management S.A. Adm. Gral. Fondos	0.02%	16	3
Santander S.A. Agente de Valores	0.97%	1,461	152
Santander S.A. Sociedad Securitizadora	0.36%	4	0
Santander Corredora de Seguros Limitada	0.01%	2	1
Total		1,635	162

	As of December 31, 2005
		Noncontrolling Interest
	Noncontrolling	Equity	Net Income
	Ownership	MCh$	MCh$

Santander Leasing S.A.	0.50%	149	7
Santander Asset Management S.A. Adm. Gral. Fondos	0.02%	15	5
Santander S.A. Agente de Valores	0.97%	1,436	133
Santander S.A. Sociedad Securitizadora	0.36%	4	0
Santander Corredora de Seguros Limitada	0.01%	2	1
Total		1,606	146

NOTE 16.	TRANSACTIONS WITH RELATED PARTIES

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

a)      Loans granted to related parties

Related party loans, all of which are current, are as follows:

	As of December 31,
	2006		2007
	Loans	Collateral Pledged	Loans	Collateral Pledged
	MCh$	MCh$	MCh$	MCh$

Operating companies	161,235	121,392	88,510	50,404
Investment companies	218,384	4,242	185,812	29,419
Individuals	26,269	24,005	30,175	28,629
Total	405,888	149,639	304,497	108,452

(1)	Includes companies whose purpose is to hold shares in other companies.
(2)	Includes debt obligations that are individually equal to or greater than UF 3,000, equivalent to MCh$59 as of December 31, 2007.

The activities in the balances of loans to related parties are as follows:

	As of December 31,
	2006	2007
	MCh$	MCh$

Balance as of January 1,	499,486	405,888
New loans	428,124	127,273
Repayments	(528,871)	(198,604)
Price- level restatements	7,149	(30,060)
Balance as of December 31,	405,888	304,497

NOTE 16.	TRANSACTIONS WITH RELATED PARTIES (continuation).

b)      Other transactions with related parties

During the years ended December 31, 2005, 2006 and 2007, the Bank had the following significant income (expenses) from services provided to (by) related parties:

	Year ended December 31,
	2005	2006	2007
	Income/Expense	Income/Expense	Income/Expense
	MCh$	MCh$	MCh$

Redbanc S.A.	(3,884)	(4,358)	(3,967)
Transbank S.A.	(6,429)	(8,776)	(6,871)
Sixtra Chile S.A.	(37)	-	-
Santander G.R.C. Limitada	(1,231)	(1,679)	(3,218)
Santander Chile Holding S.A.	53	34	33
Santander Factoring S.A.	55	56	52
Bansa Santander S.A.	1,229	(2,606)	(2,506)
A.F.P. Bansander S.A.	167	192	137
Altec S.A.	(7,138)	(6,046)	(6,103)
Santander Investment Chile S.A.	97	98	95
Altavida Cia. de Seguros de Vida S.A.	74	(1,080)	(1,675)
Santander Cia. de Seguros Generales S.A.	-	-	(821)
Plaza El Trébol S.A.	(216)	(210)	(68)
Others	(327)	(515)	130

Total	(17,587)	(24,890)	(24,782)

Article 89 of the Chilean Companies Law requires that the Bank’s transactions with related parties be on a market basis or on terms similar to those customarily prevailing in the market.

NOTE 17.	FEES AND INCOME FROM SERVICES

Fees and income from services and the related expenses are summarized as follows:

	Year ended December 31,
	Income			Expenses
	2005	2006	2007	2005	2006	2007
Fees and income from services:	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Payment agency services	3,095	2,870	2,549	-	-	-
Checking accounts	41,836	49,137	47,140	(5,431)	(4,446)	(3,788)
Credit cards	30,296	39,600	44,187	(15,129)	(19,563)	(21,222)
Automatic teller cards	24,137	26,100	28,375	(9,247)	(10,767)	(12,153)
Letters of credit, guarantees, pledges and other contingent loans	3,026	2,710	2,645	-	-	-
Lines of credit	9,483	13,346	14,683	(302)	(308)	(361)
Underwriting	2,560	1,445	1,480	-	-	-
Bank drafts and fund transfers	277	670	306	-	-	-
Sales and purchases of foreign currencies	7,581	6,895	6,254	(470)	(495)	(614)
Insurance brokerage	11,590	12,713	12,725	(2,558)	(468)	(719)
Custody and trust services	756	767	971	(57)	(375)	(1,092)
Mutual fund services	20,709	21,560	29,906	-	(30)	(252)
Saving accounts	262	272	237	-	-	-
Agreements of administration and collection	22,130	24,962	29,096	-	-	-
Stock brokerage	1,846	1,569	8,365	(69)	(72)	(1,104)
Others	6,702	8,465	9,008	(1,210)	(1,914)	(3,697)

Total income (expense)	186,286	213,081	237,927	(34,473)	(38,438)	(45,002)

NOTE 18.	NON-OPERATING INCOME AND EXPENSES

Non-operating income and expenses are set forth below:

	Year ended December 31,
	2005	2006	2007
	MCh$	MCh$	MCh$
Non-operating income:
Gain on sale of Bank premises and equipment	345	610	485
Gain on sales of assets received in lieu of payment previously Charged –off	18,233	8,649	6,974
Rental income	1,327	1,285	1,395
Recovery of expenses	125	29	8
Recovery of previous-year expenses	2,833	6,715	9,113
Gain on sale of shares	-	-	2,080
Other	34	538	338
Total non-operating income	22,897	17,826	20,393

NOTE 18.	NON-OPERATING INCOME AND EXPENSES (continuation).

	Year ended December 31,
	2005	2006	2007
	MCh$	MCh$	MCh$
Non-operating expenses:
Charge-offs of assets received in lieu of payment	23,030	14,629	7,991
Loss on sales of bank premises and equipment	61	5	898
Other	23,958	7,720	1,705
Total non-operating expenses	47,049	22,354	10,594

NOTE 19.	DIRECTORS' EXPENSES AND REMUNERATION

The following items were charged to expense for services provided by the members of the Board:

	Year ended December 31,
	2005	2006	2007
	MCh$	MCh$	MCh$

Remuneration established by the General Shareholders’
meeting, including attendance fees	447	525	578

NOTE 20.	FOREIGN CURRENCY POSITION

The consolidated balance sheets include assets and liabilities denominated in foreign currencies which have been translated into Chilean pesos at the applicable exchange rates as of December 31, 2006 and 2007, and assets and liabilities which are denominated in Chilean pesos subject to exchange rate fluctuations, as detailed below.

	As of December 31, 2006			As of December 31, 2007
	Denominated in			Denominated in
	Foreign	Chilean		Foreign	Chilean
	currency	pesos	Total	currency	pesos	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	810,884	-	810,884	849,968	-	849,968
Financial investments	265,455	100,177	365,632	98,835	63,629	162,464
Loans (including contingent loans)	1,330,257	145	1,330,402	1,530,531	42	1,530,573
Other assets	177,419	9	177,428	267,613	-	267,613
Total assets	2,584,015	100,331	2,684,346	2,746,947	63,671	2,810,618

Liabilities
Deposits	1,290,858	151	1,291,009	1,630,115	140	1,630,255
Contingent liabilities	527,998	-	527,998	646,038	-	646,038
Due to domestic bank	29,223	818	30,041	75,412	538	75,950
Due to foreign bank	872,700	-	872,700	1,093,674	-	1,093,674
Other liabilities	521,026	2	521,028	533,518	-	533,518
Total liabilities	3,241,805	971	3,242,776	3,978,757	678	3,979,435
Net assets (liabilities) in foreign currency	(657,790)	99,360	(558,430)	(1,231,810)	62,993	(1,168,817)

NOTE 21.	INCOME TAXES

a)	Deferred taxes

The Bank records the effects of deferred taxes on its consolidated financial statements in accordance with Technical Bulletin No. 60 and the complementary technical bulletins thereto issued by the Chilean Association of Accountants.

As described in that accounting standard, beginning January 1, 1999, the Bank recognized the consolidated tax effects generated by the temporary differences between financial and tax values of assets and liabilities.  At the same date, the net deferred tax asset/liability determined was completely offset against a net “complementary” account. Such complementary deferred tax balances are being amortized over the estimated reversal periods corresponding to the underlying temporary differences as of January 1, 1999.  In accordance with Technical Bulletin No. 60, deferred tax asset and liability amounts are presented net of the related unamortized complementary account balances in the consolidated balance sheet.  The complementary accounts were completely amortized during 2005.  Deferred income tax balances were as follows:

	Deferred taxes as of
	December 31,
	2006	2007
	MCh$	MCh$
Assets
Interest and indexation for tax purposes	6,666	6,921
Assets received in lieu of payment	1,515	741
Foreign exchange	825	807
Allowance for loan losses	22,810	28,159
Other provisions	12,035	8,828
Forward contracts	(534)	(1,017)
Leasing assets	5,454	14,386
Others	64	222
Total	48,835	59,047

Liabilities
Valuation of investments	(2,287)	(3,004)
Deferred expenses	(2,090)	(2,441)
Others	(4,688)	(5,099)
Total	(9,065)	(10,544)
Net difference	39,770	48,503

b)	Income tax expense
	Year ended December 31,
	2005	2006	2007
	MCh$	MCh$	MCh$
Amortization of deferred tax complementary account	(29)	-	-
Deferred tax benefit (expense) for the year	(5,189)	(3,030)	11,487
Net benefit (charge) to deferred taxes	(5,218)	(3,030)	11,487
Income tax provision – current	(49,127)	(59,391)	(66,472)
Other taxes	(326)	(108)	(186)
Income tax expense	(54,671)	(62,529)	(55,171)

NOTE 22.	CONTINGENCIES AND COMMITMENTS

a)	Contingencies:

As of December 31, 2006 and 2007, the subsidiary Santiago Leasing S.A. leased property with deferred customs duties.  The subsidiary may eventually have to pay such duties, amounting to MUS$10 and MUS$10, respectively, on behalf of the leaseholder, if not paid by the latter. Leased assets subject to deferred custom duties amounts to MCh$59.5 as of December 31, 2007, (MCh$59.7 in 2006).

On August 26, 1992, a suit was filed by the Chilean internal Revenue Service against the Bank.  The Appeals Court partially resolved in favor of Banco Santander Chile and substantially reduced the amount of the tax difference.  On December 13, 2007, the Bank paid MCh$423.4 due to this lawsuit.

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

b)	Guarantees from operations:

In order to ensure the correct and full compliance of all its obligations as Securities Agent, in conformity with article No 30, and subsequent articles of Law 18,045 on the Securities Market, the subsidiary Santander S.A. Agente de Valores established a guaranty for UF 4,000 for the insurance policy N° 207111983, underwritten by Compañía de Seguros de Crédito Continental S.A. whose maturity is December 19, 2008.

In order to comply with Article 30 of Law No. 18,045, Santander Investment S.A Corredores de Bolsa maintains in custody with the Bolsa de Comercio de Santiago a guarantee of their performance worth MCh$1,832.

In conformity with the General Character Regulation N° 125, the subsidiary Santander Asset Management S.A. Administradora General de Fondos, designated the Bank as the representative of the benefits of guarantees set up per each of its funds administered for UF 1,349,999.  In addition to these bank guarantees, other guarantees were entered into for approximately MCh$104,386.4 for the Mutual Fund´s guaranteed profitability.

NOTE 22.	CONTINGENCIES AND COMMITMENTS (continuation).

Integral Insurance:

Banco Santander maintains, for all its subsidiaries, an insurance policy with Compañía de Seguros Generales La Interamericana that covers matters such as: employee fraud, document loss, falsification or modification of documents and counterfeit documents.

In accordance with Circular No. 1,160 of the Superintendencia de Valores y Seguros, Santander Corredora de Seguros Limitada maintains an insurance policy in order to fulfill all obligations in connection with its obligations as a broker of insurance policies. This insurance policy was taken with Compañía de Seguros Chilena Consolidada S.A. in amount equal to UF 60,000 and that covers the period between April 15, 2007 and April 14, 2008.

NOTE 23.	FIDUCIARY ACTIVITIES

The following items are recorded in memorandum accounts by the Bank and represent fiduciary safekeeping and custody services:

	As of December 31,
	2006	2007
	MCh$	MCh$

Securities held in safe custody	12,029,535	11,863,494
Amount to be collected on behalf of local third parties	124,289	105,746
Amount to be collected on behalf of foreign third parties	216,892	206,165
Total	12,370,716	12,175,405

NOTE 24.	PRICE-LEVEL RESTATEMENT

The price-level restatement loss is determined by restating the following non-monetary assets, liabilities and equity:

	Year ended December 31,
	2005	2006	2007
	MCh$	MCh$	MCh$
Restatement of non monetary accounts based on Consumer Price Index:
Bank premises and equipment, net	9,832	5,120	17,276
Investments in other companies	380	183	448
Other non-monetary assets and liabilities	2,416	1,731	6,045
Shareholders' equity	(32,530)	(21,841)	(80,094)
Loss from price-level restatement, net	(19,902)	(14,807)	(56,325)

NOTE 25.	SALES AND PURCHASE OF LOANS

From time to time, the bank sells and purchases loans based on specific requirements from customers.  During the years ended December 31, 2005, 2006 and 2007, the Bank sold loans in the amount of MCh$100,448, MCh$202,292 and MCh$61,445, respectively; however, the Bank does not enter into loans for future sale.  During the years ended December 31, 2005, 2006 and 2007, the Bank purchased loans totaling MCh$24,436, MCh$28,329 and MCh$18,770 respectively. Any gains or losses on such transactions are recognized in results of operations at the time of the transactions.

The aggregate gains (losses) on sales of loans were MCh$678, MCh$1,846 and MCh$339 for the years ended December 31, 2005, 2006 and 2007, respectively.

During 2007, the Bank sold in two times part of its charged-off loans as follows:

a)	First Sale, March 2007

Cession of Rights on March 9, 2007, by a global sale price of approximately MCh$36,370 of which MCh$9,092 were deposited in a special account in case of possible adjustments of price in the future, according to the procedure established in the respective contract of credit cession (escrow deposit).

During March of 2007, the Bank also returned to the buyer approximately MCh$3,760 that corresponds to the amount of the loans collected between the deadline of the loans to be ceded (September 30, 2006) and the date in which this cession took place (March 9, 2007).  Thus then, the net amount recognized by this operation was MCh$23,518.

Finally, on December 14, 2007, by means of public deed, the Bank modified and settled the contract of cession of rights and escrow deposit.  According to this modification, the Bank will receive during the year 2008 MCh$2,226 by concept of the above mentioned adjustment of prices.

b)	Second Sale, August 2007

Cession of Rights on August 30, 2007, for the amount of MCh$2,275, the total amount was recorded as income from Recoveries of Loans.

NOTE 26.	VARIABLE COMPENSATION

Banco Santander Chile and its affiliates, in the matter of remunerations, have designed variable compensation plans for their employees based on the attainment of goals and objectives whose fulfillment is evaluated and compensated on a quarterly and/or annual basis. In addition, there are also long term variable remuneration plans oriented to the retention and motivation of executives, and whose payment depends on the degree of attainment of common and individuals goals for periods greater than a year.

NOTE 27.	SUBSEQUENT EVENTS

Banco Bilbao Vizcaya Argentaria (BBVA) lent to Administrador Financiero Transantiago S.A (“AFT”) one or more credits totaling up to UF 760,000 to finance one or more guarantee deposits that’s needs to be issue to the Transportation Authority (Subsecretaría de Transportes).

On January 10, 2008, the shareholders of AFT, where Banco Santander Chile owns 20% of its shares, assumed the responsibility to pay BBVA the above mentioned credits in the event that AFT become unable to comply with the commitment. The debt will be assumed by each shareholder in accordance with their percentage of participation.

On January 17, 2008, the Bank issued bonds serie Y denominated in UF for an amount of 4,000,000 as described in note 11. These bonds carry an annual nominal interest rate of 3.5% with a term of  6 years.

Between December 31, 2007 and the date of these financial statements (June 23, 2008), no other significant subsequent events exist that could materially affect these financial statements.

NOTE 28.	DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

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

NOTE 28.	DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continuation).

The cumulative inflation rate in Chile as measured by the CPI for the three years period ended December, 2007 was approximately 13.69%.  Chilean GAAP requires that financial statements of banks be restated to reflect the total effect of the loss in the purchasing power of the Chilean peso on the financial position and results of operations of reporting entity.  The method, described in Note 1 (c), is based on a model which enables calculation of net inflation gains or losses caused by monetary assets and liabilities exposed to changes in the purchasing power of local currency, by restating all non-monetary accounts in the financial statements.  The model prescribes that the historical cost of such accounts be restated for general price-level changes between the date of origin of each item and the end of the period.  As permitted under Item 18 of Form 20-F of SEC Regulation S-X no adjustments have been made to reflect the elimination of price-level adjustments.

(a)	Business Combination

(1)
Under Chile GAAP, business combinations accounted for under the purchase accounting method do not require the pushdown of the associated goodwill to the acquired entity. Furthermore, prior to January 1, 2004, assets acquired and liabilities assumed were recorded at their carrying value upon acquisition with the excess of the purchase price over the carrying value recorded as goodwill.  Additionally, “pooling of interests” treatment may be more widely applied than under U.S. GAAP.

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

On May 17, 1999, the Central Bank and BSCH announced they had entered into an agreement regarding the disposition of their respective shares of Santiago.  Under this agreement, the Central Bank has an irrevocable put option to sell to BSCH its Santiago shares during two years, period beginning May 15, 2000.

NOTE 28.	DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continuation).

The total goodwill generated under U.S. GAAP was pushed down to the acquired entities' (predecessor entities to the Bank) books.  Certain fair value amounts were recorded for assets acquired and 1iabi1ities assumed under U.S. GAAP which were recorded at carrying value on the Chile GAAP books.

(2)
Under Chilean GAAP, mergers of common control entities are recorded under the "pooling of interests" method. Should the minority interest be bought out, purchase accounting is not applied to that percentage. Additionally, historical financial statements for periods prior to the merger are not restated under the “as if” pooling of interests methodology.

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

On Apri1 22, 2002, the Central Bank, under the agreement describe above sold its remaining 35.44% participation in Banco Santiago to Teatinos, the primary shareholder of the former Banco Santander Chile and a wholly owned subsidiary of BSCH.

On August 1, 2002, Banco Santiago and the former Banco Santander Chile merged.  To effect the merger, the minority interest of 11% of Banco Santander Chile was bought out through the issuance of former Banco Santiago shares (as Banco Santiago was considered the acquirer).  As a resu1t of the merger between the former Banco Santiago and the former Banco Santander Chi1e, the former Banco Santiago issued 89,511,910,227 shares in exchange for all the outstanding common shares of the former Banco Santander Chi1e using an exchange ratio of 3.55366329 for each former Banco Santander Chile share.

The Bank did not record deferred taxes under either Chile GAAP or U.S. GAAP on any goodwill or intangible asset acquired as the result of the acquisition as these items do not generate temporary differences as defined in either Chile GAAP nor U.S. GAAP accounting pronouncements.

NOTE 28.	DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continuation).

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

The Bank has performed the impairment test of goodwill and intangible assets with indefinite lives as required by the standard, which did not result in any impairment. Additionally, the Bank has evaluated the remaining useful life of these intangible assets that are not being amortized in order to determine whether events and circumstances continue to support an indefinite useful life.

In 2006, the Bank’s Management decided to change our branding strategy to increasing the use of the brand “Santander” and phasing out the brand “Santiago”.  In 2007 we completed the phasing out of the “Santiago” brand ahead of schedule in accordance with policy set by our parent company in 2007 regarding the Santander brand worldwide.  As a result, we have decided to fully amortize the brand “Santiago” in 2007. The effect of this amortization, in accordance with US GAAP, is included in the reconciliation of Net income and Shareholders’ equity in paragraph (t) below for an amount of MCh$ 55,625.

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

NOTE 28.	DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continuation).

The difference between Chilean GAAP and U.S. GAAP relating the application of FASB Interpretation N° 48 “Accounting for Uncertainty in Income Taxes” is disclosed in paragraph (w) below.

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

In addition, under Chilean GAAP, any payment received on overdue loans is treated as income to the extent of interest earned but not recorded, after reducing any recorded accrued interest receivable.  Any remaining amount is then applied to reduce the outstanding principal balance. Under U.S. GAAP, any payment received on loans when the collectibility of the principal is in doubt is treated as a reduction of the outstanding principal balance of the loan until such doubt is removed.  The effect of the difference in interest recognition on non accrual loans is considered not material to the Bank’s financial position and results of its operations.  As a result, this difference not represents an adjustment to the reconciliation note.

NOTE 28.	DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continuation).

(f)	Stock compensation plan

On June 23, 2007, Banco Santander Central Hispano S.A. (“Grupo Santander” or “Parent Company”) approved 100 free shares to each active employee of Santander Group, to celebrate the 150th Anniversary of Banco Santander.

Under U.S. GAAP, stock compensations are accounted under SFAS N°123 (R), Accounting for Stock-Based Compensation. Compensation expense is measured using the fair value method for stock options and the fair value of the stock for restricted stock at the date of the grant. The numbers of shares granted by Banco Santander Central Hispano S.A. to employees of Banco Santander Chile were 868,700.  The Bank recorded the shares granted at fair value as a compensation expense with a credit to equity as a capital contribution. Under Chilean GAAP no effect was recorded for this compensation plan.

(g)	Contingent assets and liabilities

In accordance with Chilean GAAP, the Bank recognizes rights and obligations with respect to contingent loans as contingent assets and liabilities.  Contingent liabilities consist of open, unused and standby letters of credit, together with guarantees by the Bank in Chilean peso, UF and foreign currencies (principally U.S. dollars). The liabilities represent the Bank’s obligations under such agreements. Under U.S. GAAP, such contingent amounts are not recognized on the consolidated balance sheets, however, they are disclosed. The reclassification to eliminate the contingent assets against the contingent liabilities recorded under Chile GAAP has been included in the balance sheets Article 9 in paragraph (v) below.

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

Under U.S. GAAP, SFAS N°115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS 115”) requires that debt and equity securities be classified in accordance with the Bank’s intent and ability to hold the security, as follows:

·
Debt securities for which the Bank has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and are reported at amortized cost.  As of December 31, 2006 and 2007, the Bank did not classify any security as held-to-maturity.

·
Debt and equity securities that are bought and held by the Bank, principally for the purpose of selling them in the near term, are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

NOTE 28.	DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continuation).

·
Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders’ equity.

SFAS N° 115 established that in the case of foreign-currency-denominated available-for-sale debt securities, the change in fair value expresses in an entity’s functional currency is the total of the changes in market price of the security as expressed in the local currency due to factors such as changes in interest rates and credit risk and the change in the exchange rate between the local currency and the entity’s functional currency.  EITF 96-15 established that the entire change in the fair value of foreign-currency-denominated available-for-sale debt securities should be reported in stockholders’ equity.

Until 2005, under Chilean GAAP the Bank classifies its financial investments as “trading” or “permanent” (see Note 1).  Financial investments held by the Bank with a secondary market are stated at fair market value with unrealized gains and losses included in a separate component of shareholders’ equity for those classified as permanent and with unrealized gains and losses included in other operating results for those classified as trading which all realized gains and losses flow through income. All other financial investments are carried at acquisition cost plus accrued interest and UF indexation adjustments. Investment securities maintained by the Bank’s subsidiaries were carried at the lower of price-level restated cost or market value.  Additionally, during 2001 the former Banco Santander Chile received permission from the Superintendency of Banks to record at amortized cost (i.e. not adjusted to market value) a portion of its portfolio of Chilean Government securities, which are hedged by specific interest rate swap agreements.  During 2005, the aforementioned portfolio of Chilean government securities was completely amortized. Similarly, under Chilean GAAP, interest rate swap agreements were not recorded at fair value (see paragraph (m) below).

As of December 31, 2005, under Chilean GAAP, the unrealized holding gains (losses) related to investments classified as permanent have been included in equity, which does not differ from the treatment “available-for-sale” under U.S. GAAP.  Similarly “trading” securities accounting treatment did not differ from “trading” securities treatment under U.S. GAAP.

As is described in Note 2, on December 20, 2005, the Superintendency of Banks issued Circular No. 3,345 and related amendments, instructing the application of new accounting principles and valuation criteria for financial instruments acquired for trading or investment (available-for-sale or held to maturity), derivative instruments, accounting hedges and write-offs of  financial assets in the balance sheet. Starting January 1, 2006, the Bank classifies their financial investments in accordance with the Bank’s intent and ability to hold the security, as trading, available for sale or held to maturity. The new accounting principles and valuation criteria do not differ significantly from U.S. GAAP, SFAS No 115.  The accounting criteria followed by the Bank’s subsidiaries on a standalone basis have not been changed, however, under the new rules established by Circular No. 3,345, for consolidated purposes, the Bank is required to perform all the necessary adjustments at the consolidation level.

Based upon the criteria described above and for presentation purposes, the Bank reclassified its portfolio of investments in debt and equity securities to “available-for-sale” or “trading”.

NOTE 28.	DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continuation).

Prior to January 1, 2006, the adjustment to U.S. GAAP represents the foreign exchange difference on available-for-sale securities which, under EITF 96-15, is recorded in Shareholders equity. For the year ended December 31, 2006 the cumulative effect of prior year differences was reversed.

The following are required disclosures for investments classified as available-for-sale in accordance with SFAS 115 and based on Article 9 balance sheet under U.S. GAAP. Realized gains and losses are determined using the proceeds from sales less the cost (specific identification method) of the investments identified to be sold.  Additionally, any unrealized gain/loss previously recorded in equity for these investments is reversed through the income statements.  Gross gains and losses realized on the sale of available-for-sale securities for the years ended as of December 31, 2005, 2006 and 2007, are as follows:

	Year ended December 31,
	2005	2006	2007
	MCh$	MCh$	MCh$
Proceeds from sales of “available-for-sale” securities generating realized gains	730,186	633,958	758,857
Realized gains	8,177	9,760	4,710
Proceeds from sales of “available-for-sale” securities generating realized losses	338,983	232,932	184,060
Realized losses	2,743	4,165	1,438

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

Under U.S. GAAP, SFAS 115 requires that the Bank determine whether individual securities classified as available for sale have been impaired on an other than temporary basis.  If the decline in value is judged to be other than temporary, the cost basis of the individual security is written down to a new cost basis and the amount by which it is written down is included in earnings (that is, accounted for as a realized loss).  The new cost basis does not change when subsequent recoveries in fair value occur.  Subsequent increases in the fair value of available for sale securities are included in other comprehensive income and subsequent decreases in fair value, if not other than temporary, are also included in the other comprehensive income.

NOTE 28.	DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continuation).

The bank reviewed its portfolio as of December 31, 2005, and concluded that there was no other than temporary impairment as of this date.  This review consisted of evaluating the economic reasons for any declines, credit rating of the issuers of the securities and management’s intention and ability to hold the securities until the unrealized loss is recovered.  At December 31, 2005, based on this analysis, the Bank believed that there were no other than temporary impairments in its investment portfolio because most of the decline in fair value of these securities were caused by the appreciation of the Chilean Peso in relation to the U.S. Dollar which the Bank considered to be temporary.  Most of the securities that have unrealized losses as of December 31, 2005 had been in a continuous unrealized loss position for less than one year.

As of December 31, 2007 and 2006, the Bank considered that the continued devaluation of the U.S. dollar relative to the Chilean Peso was an indication of other-than temporary impairment. As a result, an impairment of MCh$791 and MCh$6,004 as of December 31, 2007 and 2006 respectively, for U.S. GAAP purposes was recognized for unrealized losses related to U.S. dollar denominated debt securities classified as available for sale. The effect of other than temporary impairment of available for sale securities is included in the reconciliation of consolidated net income paragraph (t) below.

The bank reviewed the remaining portfolio as of December 31, 2007, and concluded that there was no other than temporary impairment as of this date.  This review consisted of evaluating the economic reasons for any declines, credit rating of the issuers of the securities and management’s intention and ability to hold the securities until the unrealized loss is recovered.  At December 31, 2007, based on this analysis, the Bank believed that there were no other than temporary impairments in its investment portfolio because most of the decline in fair value of these securities were caused by market condition which the Bank considered to be temporary.  Most of the securities that have unrealized losses as of December 31, 2007, had been in a continuous unrealized loss position for less than one year.

The carrying value and market value of securities available-for-sale as of December 31, 2005, 2006 and 2007, are as follows:

Available-for-Sale Investments 2007	Cost	Gross Unrealized Gains	Gross Unrealized Losses (1) (2)	Estimated Fair Value
	MCh$	MCh$	MCh$	MCh$
Central Bank and Government Securities
Central Bank Securities	337,353	190	(677)	336,866
Chilean Treasury bonds	109,993	264	(1,063)	109,194
Other Securities	-	-	-	-
Subtotal	447,346	454	(1,740)	446,060
Other Financial Securities
Mortgage Finance Bonds	277,155	542	(4,687)	273,010
Other Foreign Securities	60,682	-	(117)	60,565
Subtotal	337,837	542	(4,804)	333,575
Total	785,183	996	(6,544)	779,635

NOTE 28.	DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continuation).

Available-for-Sale Investments 2006	Cost	Gross Unrealized Gains	Gross Unrealized Losses (1) (2)	Estimated Fair Value
	MCh$	MCh$	MCh$	MCh$
Central Bank and Government Securities
Central Bank Securities	83,474	132	(85)	83,521
Chilean Treasury bonds	672	-	(2)	670
Other Securities	19,896	114	(100)	19,910
Subtotal	104,042	246	(187)	104,101
Other Financial Securities
Mortgage finance Bonds	239,822	1,036	(1,619)	239,239
Other Foreign Securities	28,173	-	(729)	27,444
Subtotal	267,995	1,036	(2,348)	266,683
Total	372,037	1,282	(2,535)	370,784

Available-for-Sale Investments 2005	Cost	Gross Unrealized Gains	Gross Unrealized Losses (1)	Estimated Fair Value
	MCh$	MCh$	MCh$	MCh$
Central Bank and Government Securities
Central Bank Securities	93,172	398	(1,050)	92,520
Chilean Treasury bonds	1,318	4	(4)	1,318
Other Securities	36,523	753	(216)	37,060
Subtotal	131,013	1,155	(1,270)	130,898
Other Financial Securities
Mortgage Finance Bonds	475,153	359	(19,998)	455,514
Chilean Financial Institutions Bonds	-	-	-	-
Chilean Corporate Bonds	-	-	-	-
Other Foreign Securities	31,882	-	(485)	31,397
Subtotal	507,035	359	(20,483)	486,911
Total	638,048	1,514	(21,753)	617,809

(1)
Investments with unrealized losses are disclosed and segregated in accordance with paragraph 21 of EITF 03-01. Such unrealized losses were caused by interest rate increases. The contractual terms of these investments do not permit the issuer to settle the securities at a price less than the amortized cost of the investment.

(2)
During 2007 and 2006, as was described in paragraph above the Bank determined that certain of its foreign-currency-denominated available-for-sale debt securities had declines in value that were considered other than temporary, recording a charge to net income of MCh$791 and MCh$6,004, respectively, to record these securities at their market values at that date. Future unrealized gains or losses will be recorded in other comprehensive income consistent with the accounting treatment for available-for-sale securities.

NOTE 28.	DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continuation).

The following table shows the unrealized loss position of the available-for-sale investments as of December 31, 2007 and 2006.

Other than temporary impairment of available for sale securities

As of December 31, 2007:

	Less than 12 months			12 months or more			Total
Available for sale Investments	Amortized cost	Fair Value	Unrealized losses	Amortized cost	Fair Value	Unrealized losses	Amortized cost	Fair Value	Unrealized losses

Central Bank and Government Securities
Central Bank Securities	179,867	179,190	(677)	-	-	-	179,867	179,190	(677)
Chilean Treasury Bonds	74,004	72,941	(1,063)	-	-	-	74,004	72,941	(1,063)
Other Securities	-	-	-	-	-	-	-	-	-
Subtotal	253,871	252,131	(1,740)	-	-	-	253,871	252,131	(1,740)
						-
Other Financial Securities
Time deposits in Chilean Financial Institutions	-	-	-	-	-	-	-	-	-
Mortgage Finance Bonds	226,701	222,014	(4,687)	-	-	-	226,701	222,014	(4,687)
Chilean financial Institutions Bonds	-	-	-	-	-	-	-	-	-
Chilean Corporate Bonds	-	-	-	-	-	-	-	-	-
Chilean Other Securities	-	-	-	-	-	-	-	-	-
Central Bank and Government Foreign	-	-	-	-	-	-	-	-	-
Other Foreign Securities	10,754	10,637	(117)	-	-	-	10,754	10,637	(117)
Subtotal	237,455	232,651	(4,804)	-	-	-	237,455	232,651	(4,804)
Total	491,326	484,782	(6,544)	-	-	-	491,326	484,782	(6,544)

As of December 31, 2006:

	Less than 12 months			12 months or more			Total
Available for sale Investments	Amortized cost	Fair Value	Unrealized losses	Amortized cost	Fair Value	Unrealized losses	Amortized cost	Fair Value	Unrealized losses

Central Bank and Government Securities
Central Bank Securities	22,032	21,947	(85)	-	-	-	22,032	21,947	(85)
Chilean Treasury Bonds	671	669	(2)	-	-	-	671	669	(2)
Other Securities	15,164	15,064	(100)	-	-	-	15,164	15,064	(100)
Subtotal	37,867	37,680	(187)	-	-	-	37,867	37,680	(187)

Other Financial Securities
Time deposits in Chilean Financial Institutions	-	-	-	-	-	-	-	-	-
Mortgage Finance Bonds	140,003	138,384	(1,619)	-	-	-	140,003	138,384	(1,619)
Chilean financial Institutions Bonds	-	-	-	-	-	-	-	-	-
Chilean Corporate Bonds	-	-	-	-	-	-	-	-	-
Chilean Other Securities	-	-	-	-	-	-	-	-	-
Central Bank and Government Foreign	-	-	-	-	-	-	-	-	-
Other Foreign Securities	28,173	27,444	(729)	-	-		28,173	27,444	(729)
Subtotal	168,176	165,828	(2,348)	-	-	-	168,176	165,828	(2,348)
Total	206,043	203,508	(2,535)	-	-	-	206,043	203,508	(2,535)

NOTE 28.	DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continuation).

(j)       Contractual maturities and other disclosures

The contractual maturities of securities classified by the Bank as available-for-sale are as follows:

	As of December 31, 2007
Available-for-Sale Investments:	Within one year	After one year but within five years	After five years but within ten years	After ten years	Total
	(in millions of constant Ch$ of December 31, 2007)
Central Bank and Government Securities
Central Bank Securities	78,284	151,972	103,553	3,057	336,866
Chilean Treasury bonds	18,282	28,870	43,779	18,263	109,194
Other Securities	-	-	-	-	-
Total	96,566	180,842	147,332	21,320	446,060
Other Financial Securities
Mortgage Finance Bonds	60	2,294	11,465	259,191	273,010
Chilean Financial Institutions Bonds	-	-	-	-	-
Chilean Corporate Bonds	-	-	-	-	-
Chilean Other Securities	-	-	-	-	-
Central Bank and Government Foreign Securities	-	-	-	-	-
Other Foreign Securities	49,927	-	10,638	-	60,565
Subtotal	49,987	2,294	22,103	259,191	333,575
Total	146,553	183,136	169,435	280,511	779,635

	As of December 31, 2006
Available-for-Sale Investments:	Within one year	After one year but within five years	After five years but within ten years	After ten years	Total
	(in millions of constant Ch$ of December 31, 2007)
Central Bank and Government Securities
Central Bank Securities	22,764	60,004	754	-	83,522
Chilean Treasury bonds	669	-	-	-	669
Other Securities	9,173	8,656	1,286	795	19,910
Total	32,606	68,660	2,040	795	104,101
Other Financial Securities
Mortgage Finance Bonds	186	2,181	18,114	218,758	239,239
Chilean Financial Institutions Bonds	-	-	-	-	-
Chilean Corporate Bonds	-	-	-	-	-
Chilean Other Securities	-	-	-	-	-
Central Bank and Government Foreign Securities	-	-	-	-	-
Other Foreign Securities	15,640	-	11,804	-	27,444
Subtotal	15,826	2,181	29,918	218,758	266,683
Total	48,432	70,841	31,958	219,553	370,784

Under U.S. GAAP, the Bank is required to disclose the amounts of unrealized holding gains and losses included in income on securities classified as trading.  For the years ended December 31, 2005, 2006 and 2007, the Bank recognized in income net unrealized holding gains (losses) of MCh$1,734 and MCh$(176) and MCh$752 respectively, on these securities.

NOTE 28.	DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continuation).

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

Based on the preceding calculations under provisions of SFAS No.114 the Bank reduced the total loan loss allowance by MCh$8,778 for the year ended December 31, 2006.

NOTE 28.	DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continuation).

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

	As of December 31,
	2006	2007
	MCh$	MCh$
U.S. GAAP loan loss allowance	(178,236)	(232,766)
Chilean GAAP loan allowance required by the Superintendency of Banks	187,014	232,766
U.S. GAAP adjustment	8,778	-

Less: Chilean GAAP additional loan loss allowance	-	-
Cumulative U.S. GAAP adjustment	8,778	-

NOTE 28.	DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continuation).

Based on the back testing performed by the Bank, including the consumer credit portfolio, during the present year the cumulative adjustment recognized in prior years was credited to income in 2007.

The effect of accounting for loan losses in accordance with U.S. GAAP is included in the reconciliation of the net income and shareholders' equity in paragraph (t) below.

2.	Recognition of Income

As of December 31, 2005, 2006 and 2007, the recorded investment in loans for which impairment has been recognized in accordance with SFAS 114 totaled MCh$276,912, MCh$333,769 and MCh$410,303, respectively, with a corresponding valuation allowance of MCh$126,448, MCh$134,218 and MCh$98,117, respectively.  For the years ended December 31, 2005, 2006 and 2007, the average recorded investment in impaired loans was MCh$312,524, MCh$291,788 and MCh$303,663, respectively.  For the three years ended December 31, 2005, 2006 and 2007, during the portion of the year that the loans were impaired, the Bank recognized MCh$601, MCh$471 and MCh$490 of interest on impaired loans.  As of December 31, 2006 and 2007, the Bank had made provisions against all loans which it considered to be impaired.

3.	Loan loss recoveries

Under Chilean GAAP and U.S. GAAP recoveries of loans previously charged-off are presented as a reduction of the provision for loan losses.

The following presents an analysis under U.S. GAAP, for the years ended December 31, 2005, 2006 and 2007, of the changes in the reserve for loan losses during the years presented:

	As of December 31,
	2005	2006	2007
	MCh$	MCh$	MCh$
Allowances for loan losses in accordance with U.S. GAAP, as of January 1	187,099	153,456	178,237
Price-level restatement (1)	(6,883)	(3,367)	(12,950)
Loan loss recoveries	50,582	50,568	77,760
Charge-offs and recoveries	(150,021)	(154,150)	(201,124)
Addition charged of operations	72,679	131,729	190,843
Allowances for loan losses in accordance with U.S. GAAP, as of December 31	153,456	178,236	232,766

(1)	Reflects the effect of inflation on the allowance of loan losses under Chilean GAAP at the beginning of each period, adjusted to constant Chilean pesos of December 31, 2007.

NOTE 28.	DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continuation).

4.	Charge-offs

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

(l) Investments in other companies

Under Chilean GAAP, certain long-term investments of less than 20% of the outstanding shares in other companies have been recorded using the equity method of accounting (see Note 9 (4)).  Under U.S. GAAP those investments generally would have been recorded at cost.  The effect of accounting for investments in other companies in accordance with U.S. GAAP is included in the reconciliation of consolidated net income and shareholders’ equity in paragraph (t) below.

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

NOTE 28.	DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continuation).

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

As is described in Note 2, on December 20, 2005 the Superintendency of Banks issued Circular No. 3,345 and related amendments, instructing the application of new accounting principles and valuation criteria for financial instruments acquired for negotiation or investment, derivative instruments, accounting hedges and write-offs of financial assets in the balance sheet.  The new accounting principles and valuation criteria does not differ significantly from U.S. GAAP, SFAS N° 133 and related amendments.

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

Beginning January 1, 2001, the Bank adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities - an amendment of FASB Statement No. 133" (collectively “SFAS 133”), which establishes comprehensive accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. The standard requires that all derivative instruments be recorded in the balance sheet at fair value. However, the accounting for changes in fair value of the derivative instrument depends on the purpose for which the derivative instrument was entered into and whether the derivative instrument qualifies as a hedge. The standards also require formal documentation of hedging relationships and effectiveness testing when hedge accounting is to be applied. If the derivative instrument does not qualify as a hedge, changes in fair value are reported in earnings when they occur. If the derivative instrument qualifies as a hedge, the accounting treatment varies based on the type of risk being hedged.

NOTE 28.	DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continuation).

Even thought the methodology to asses Hedge Accounting under Chilean GAAP and U.S. GAAP are the same, there are certain criteria’s that are presented under US GAAP and not under Chilean GAAP.  As of December 31, 2006 hedged accounting applied under Chilean GAAP on the mortgage loans portfolio classified in “Other Outstanding Loans” does not meet the criteria described in SFAS No. 133 paragraph 21 a), which paragraph establishes that the change in fair value attributable to the hedged risk for each individual item in a hedged portfolio must be expected to respond in a generally proportionate manner to the overall change in the fair value of the aggregate portfolio attributable to the hedged risk.  Given the lack of compliance with this paragraph of the hedge undertaken and documented as such in Chilean GAAP, an adjustment has been included in the amount of MCh$34,202 and $32,141 as of and for the year ended December 31, 2006, respectively, in our reconciliation of Shareholders’ equity and Net income in paragraph (t) below. As there are differences in Hedge Accounting between Chilean GAAP and U.S. GAAP, as of December 31, 2006, as is described in the table below, some transactions registered as Hedging derivatives under Chilean GAAP are reversed for U.S. GAAP purposes and registered as Trading derivatives.

During 2007, the Bank, discontinue prospectively the Hedge accounting applied under Chilean GAAP on the mortgage loans portfolio, due to the periodic assessment indicates noncompliance with the effectiveness criteria. Therefore, as of December 31, 2007, these are not difference in Hedge accounting between Chilean GAAP and US GAAP.

As of December 31, 2007:

	Assets	Liabilities	Chilean GAAP Balance Sheet	U.S. GAAP Adjustment	U.S. GAAP Balance Sheet
	MCh$	MCh$	MCh$	MCh$	MCh$

Hedging Derivatives
Interest Risk Contracts:
Interest Rate Swap	3,891	502	3,389	-	3,389
Currency Swap (Fair Value)	-	9,246	(9,246)		(9,246)
Currency Swap (Cash Flow)	-	55,171	(55,171)	-	(55,171)

Total Hedging Derivatives	3,891	64,919	(61,028)	-	(61,028)

Trading Derivatives
Interest Risk Contracts:
Interest Rate Swap	86,515	159,146	(72,631)	-	(72,631)
Options and Future	1	9	(8)	-	(8)
Currency Swap	576,515	392,337	184,179	-	184,179
Foreign Exchange Contracts:
Forward purchase/sale of foreign currency	111,681	159,969	(48,288)	-	(48,288)
Currency Options	1,763	1,464	299	-	299
Currency Swap	-	-	-	-	-
Other	409	373	36	-	36

Total Trading Derivatives	776,884	713,298	63,587	-	63,587
Total Net Derivatives	780,775	778,217	2,559	-	2,559

NOTE 28.	DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continuation).

As of December 31, 2006:

	Assets	Liabilities	Chilean GAAP Balance Sheet	U.S. GAAP Adjustment	U.S. GAAP Balance Sheet
	MCh$	MCh$	MCh$	MCh$	MCh$

Hedging Derivatives
Interest Risk Contracts:
Interest Rate Swap	1,260	2,529	(1,269)	-	(1,269)
Currency Swap (Fair Value)	-	40,689	(40,689)	34,202	(6,487)
Currency Swap (Cash Flow)	-	-	-	-	-
Total Hedging Derivatives	1,260	43,218	(41,958)	34,202	(7,756)

Trading Derivatives
Interest Risk Contracts:
Interest Rate Swap	37,559	73,236	(35,677)	-	(35,677)
Options and Future	1,556	1,109	447	-	447
Currency Swap	-	-	-	(34,202)	(34,202)
Foreign Exchange Contracts:
Forward purchase/sale of foreign currency	88,754	106,819	(18,065)	-	(18,065)
Currency Options	4,710	4,697	13	-	13
Currency Swap	265,899	152,627	113,272	-	113,272
Other	678	697	(19)	-	(19)
Total Trading Derivatives	399,156	339,185	59,971	(34,202)	25,771

Total Net Derivatives	400,416	382,403	18,013	-	18,013

Before January 1, 2006, Chilean accounting rules do not consider the existence of derivative instruments embedded in other contracts and therefore they were not reflected in the financial statements. For U.S. GAAP purposes, certain implicit or explicit terms included in host contracts that affect some or all of the cash flows or the value of other exchanges required by the contract in a manner similar to a derivative instrument, must be separated from the host contract and accounted for at fair value. The Bank separately measures embedded derivatives as freestanding derivative instruments at their estimated fair values recognizing changes in earnings when they occur. Currently the only host contracts that the Bank has, which have implicit or explicit terms that must be separately accounted for at fair value, are service type contracts related to computer service agreement and insurance agreements.

For December 31, 2005, the effects of the adjustments with respect to foreign exchange contracts, interest rate and foreign currency swaps agreements on the net income and shareholders’ equity of the Bank are included in paragraph (t) below.

For the years ended December 31, 2005, 2006 and 2007, the effects of embedded derivatives were not significant.

(n) Recoveries of loans previously charged-off

Under Chilean GAAP recoveries on charged-off loans as well as recoveries on loans which were reacquired from the Chilean Central Bank were recorded directly to income.  Under U.S. GAAP, loans that have been previously written-off cannot be reinstated, and only actual cash recoveries from any previously charged-off loans would be recognized as income.  Consequently, the effect of these reinstated loans for Chilean GAAP purposes, net of cash recoveries, has been eliminated in the reconciliation to U.S. GAAP.

NOTE 28.	DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continuation).

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

(p) Mortgage loans purchased

Banco Santander Chile acquired mortgage loans (so called ANAP portfolio) from former savings and loans institutions at a discount. In 1990, based on the then-existing regulations, the discount on a portion of the loans acquired was recognized as income. Under U.S. GAAP, such discount should be amortized over the life of the related loans. The effect of accounting for mortgage loans purchased in accordance with U.S. GAAP is included in the reconciliation of net income and shareholders’ equity in paragraph (t) below.  This concept was completely amortized during 2005.

(q) Acquisition of Financial Assets

The following business combinations took place prior to the merger of Banco Santiago and Banco Santander Chile which continue to require adjustments between Chilean GAAP and U.S. GAAP in the net income and shareholders’ equity reconciliations in (t):

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

The unamortized goodwill associated with this merger on the books of Banco Santiago, for U.S. GAAP purposes, as of the date of the merger with the former Banco Santiago Santander Chile is implicitly included in the goodwill of Teatinos which had been acquired by BCSH as explained in (a).

(2)	Acquisition of Banco Osorno y la Unión

During 1996, the former Banco Santander Chile merged with Banco Osorno y La Unión (“Banco Osorno”).  The treatment for both Chilean GAAP purposes and U.S. GAAP purposes was equivalent to the treatment in the Banco O’Higgins transaction in (1) with the exception that the acquisition of Banco Osorno was defined as a reverse acquisition.

NOTE 28.	DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continuation).

(r) Assets received in lieu of payment

As instructed by the Superintendency of Banks, assets received in lieu of payment are carried at cost, less a global valuation allowance if the total of the fair value of those assets is lower than the carrying amount.  If the asset is not sold within one year, then the recorded asset amounts should be written-off at once after the period established ends.

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

(t) Summary of net income and shareholders’ equity differences

The following is a reconciliation of net income under Chilean GAAP to the corresponding amounts under U.S. GAAP:

	Year ended December 31,
	2005	2006	2007	2007
	MCh$	MCh$	MCh$	ThUS$
				(Note 1(r))
Net income in accordance with Chilean GAAP	263,006	306,829	308,647	620,046
Push-down accounting (Note 28 (a))
Amortization of trademarks and other (Note 28 (b))	(14,248)	(18,299)	(63,044)	(126,650)
Amortization of fair value increment of net assets	(4,136)	(4,132)	(4,133)	(8,303)
Deferred income taxes (Note 28 (c))	30	-	-	-
Investment securities (Note 28 (h))	2,767	(507)	791	1,589
Allowance for loan losses (Note 28 (k))	(1,128)	-	(8,778)	(17,634)
Other than temporary impairment (Note 28 (i))	-	(6,004)	(791)	(1,589)
Investments in other companies (Note 28 (l))	10	(126)	(88)	(177)
Derivatives (Note 28 (m))	7,529	(32,141)	5,784	11,618
Capitalization of interest costs (Note 28 (o))	(55)	(55)	(55)	(112)
Mortgage loans purchased (Note 28 (p))	96	-	-	-
Assets received in lieu of payment (Note 28 (r))	(5,175)	1,594	(3,413)	(6,856)
Stock compensation plan (Note 28(f))	-	-	(8,414)	(16,903)
Deferred tax effect of U.S. GAAP adjustments	(685)	6,309	1,098	2,206
Net income in accordance with U.S. GAAP	248,011	253,468	227,604	457,235
Other comprehensive income, net of tax:
Unrealized gain (losses) on available-for-sale and cash flow hedge securities (Note 28 (x))	(25,054)	18,020	(8,507)	(17,090)
Securities available for sale	(25,054)	18,020	(3,637)	(7,307)
Hedge accounting cash flow	-	-	(4,870)	(9,783)
Comprehensive income in accordance with U.S. GAAP	222,957	271,488	219,097	440,145

NOTE 28.	DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continuation).

The following is a reconciliation of shareholders’ equity under Chilean GAAP to the corresponding amounts under U.S. GAAP:

	At December 31,
	2006	2007	2007
	MCh$	MCh$	ThUS$

Shareholders’ equity in accordance with Chilean GAAP	1,337,992	1,438,042	2,888,911
Push Down Accounting (Note 28(a))
Goodwill	538,534	538,534	1,081,872
Fair value of intangibles	65,607	2,563	5,149
Fair value increment of net assets	5,759	1,626	3,267
Mandatory dividends (Note 28(d))	(92,049)	(92,594)	(186,014)
Allowance for loan losses (Note 28(k))	8,778	-	-
Investments in other companies (Note 28(l))	316	228	458
Derivatives (Note 28(m))	(34,202)	(28,418)	(57,089)
Recoveries of loans (Note 28(n))	(1,399)	(1,399)	(2,810)
Capitalization of interest costs (Note 28(o))	4,109	4,054	8,144
Assets received in lieu of payment (Note 28(r))	5,569	2,156	4,331
Deferred tax effect of U.S. GAAP adjustments	2,915	4,013	8,062
Acquisition of financial assets (Note 28(q))	327,992	327,992	658,910
Shareholders’ equity in accordance with U.S. GAAP	2,169,921	2,196,797	4,413,191

The following summarized the changes in the shareholders’ equity of the Bank under U.S. GAAP during the years ended December 31, 2005, 2006 and 2007:

	As of December 31,
	2005	2006	2007	2007
	Total	Total	Total	Total
	MCh$	MCh$	MCh$	ThUS$
				(Note (1 r))

Balance at January 1,	2,097,439	2,082,730	2,169,921	4,359,197
Monetary indexation of dividends paid	(557)	(199)	(1,969)	(3,954)
Dividends paid	(226,009)	(170,952)	(198,121)	(398,008)
Mandatory dividends, previous date (Note 28 (d))	67,803	78,903	92,049	184,919
Mandatory dividends, closing date (Note 28 (d))	(78,903)	(92,049)	(92,594)	(186,014)
Unrealized gains on available-for-sale investments, net of tax	(25,054)	18,020	(3,637)	(7,306)
Hedge accounting cash flow	-	-	(4,870)	(9,783)
Stock compensation plan (Note 28(f))	-	-	8,414	16,903
Net income in accordance with U.S. GAAP	248,011	253,468	227,604	457,237
Balance at December 31,	2,082,730	2,169,921	2,196,797	4,413,191

NOTE 28.	DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continuation).

On January 15, 2007, in an Extraordinary General Stockholders Meeting the related subsidiary Santander Investment S.A. Corredores de Bolsa, approved the merger by incorporation of the subsidiary Santiago Corredores de Bolsa Ltda. into Santander Investment S.A. Corredores de Bolsa. This merger has an effective date of January 1, 2007 and after this merger Santander Investment S.A. Corredores de Bolsa became a subsidiary of Banco Santander Chile and legally responsible of Santiago Corredores de Bolsa Limitada future events.

Under Chilean GAAP and US GAAP the merger of Santiago Corredores de Bolsa Limitada and Santander Investment S.A. Corredores de Bolsa was accounted as a business combination under common control.

In accordance with SFAS 141 - Business Combinations, the Company should present the statement of financial position and other financial information as of the beginning of the period as though the assets and liabilities had been transferred at that date and the financial statements and financial information presented for prior years should also be restated to furnish comparative information including the effects of this business combination.  Because the merger explained in note 1 a) of the financial statements took place in January 1, 2007, the requirement to present the statement of financial position and other financial information as of the beginning of the period as though the assets and liabilities had been transferred at that date does not represent any difference with respect the accounting for this transaction under Chilean GAAP. With respect to the requirement to restate the financial statements and financial information presented for prior years under US GAAP to furnish comparative information including the effects of this business combination, the following information presents a summary of the additional revenues, net income, total assets and total liabilities from Santander Investment S.A. Corredores de Bolsa for the years ended December 31, 2005 and 2006 if these figures had been included in the combined reconciliation of net income and shareholders’ equity from Chilean GAAP to US GAAP. Because the amounts presented below are not considered to be significant as compared to the respective US GAAP consolidated amounts previously presented, the 2005 and 2006 reconciliations have not been restated.

	2005	2006
	MCh$	MCh$
Revenues	753	125
Net income	2,160	2,455
Total assets	89,192	138,367
Total liabilities	58,271	123,916

NOTE 28.	DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continuation).

(u) Earnings per share

The following disclosure of net income per share information is not generally required for presentation in the financial statements under Chilean GAAP but is required under U.S. GAAP. Earnings per share are determined by dividing net income by the weighted average number of total shares outstanding.

	Years ended December 31,
	2005	2006	2007
Chilean GAAP (1)	Ch$	Ch$	Ch$
Earnings per share	1.40	1.63	1.64
Weighted average number of total shares outstanding (in millions)	188,446.1	188,446.1	188,446.1

U.S. GAAP (1)
Net income per share	1.32	1.35	1.21
Weighted average number of total shares outstanding (in millions)	188,446.1	188,446.1	188,446.1

(1)
Basic earnings per share have been calculated by dividing net income by the weighted average number of common shares outstanding during the year.  There are no potentially dilutive effects on the calculation of earnings per share.

(v) Article 9 Income Statements and Balance Sheets

The presentation of the consolidated financial statements differs significantly from the format required by the Securities and Exchange Commission under rules 210.9 to 210.9-07 of Regulation S-X (Article 9).  The Chilean GAAP balance sheets and income statements have been restated in constant Chilean pesos of December 31, 2007, purchasing power using the adjustment factor arising from the CPI, and are presented in the format prescribed by Article 9 of Regulation S-X. Additionally all adjustments to U.S. GAAP included in paragraph (t) have been incorporated.

The principal reclassifications which were made to the primary Chilean GAAP consolidated financial statements in order to present them in the Article 9 format are as follows:

1.	Elimination of contingent assets and liabilities from the balance sheet.
2.	Reclassification of fees relating to contingent loans from interest income under Chilean GAAP to non interest income under Article 9.

The following balance sheets as of December 31, 2006 and 2007, have been prepared in accordance with U.S. GAAP, except for the inclusion of price-level restatement permitted under item 18 of Regulation S-X, and are presented in accordance with the requirements of Article 9.

NOTE 28.	DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continuation).

	As of December 31,
	2006	2007
	MCh$	MCh$
ASSETS
Cash and due from banks	1,018,253	591,117
Interest bearing deposits	159,248	710,556
Investments under agreements to resell	33,099	34,000
Investments:
Trading Investments	716,058	1,079,965
Available-for-sale investments	370,784	779,635
Sub-total	2,297,442	3,195,273

Loans	11,726,379	12,450,533
Unearned income	(161,058)	(172,233)
Allowance for loan losses	(178,237)	(232,766)
Loans, net	11,387,084	12,045,534
Premises and equipment, net	286,336	308,489
Goodwill, net	866,526	866,526
Intangibles, net	65,607	2,563
Derivatives	400,416	780,775
Other assets	472,720	684,696
Total Assets	15,776,131	17,883,856

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits:
Non interest bearing	2,667,732	2,933,475
Interest bearing	7,423,390	7,887,880
Total deposits	10,091,122	10,821,355
Short-term borrowings	1,092,261	950,084
Investments sold under agreement to repurchase	21,412	166,281
Derivatives	382,403	778,217
Other liabilities	313,801	353,980
Long-term debt	1,703,576	2,597,095
Sub-total	3,513,453	4,845,657
Minority interest	1,635	20,047
Common stock	818,535	818,535
Other shareholders’ equity	1,351,386	1,378,262
Total Liabilities and Shareholders’ Equity	15,776,131	17,883,856

Total assets set forth in the basic Chilean GAAP balance sheets are reconciled to total assets in the Article 9 balance sheets above as follows:

	As of December 31,
	2006	2007
	MCh$	MCh$
Total assets of the Bank under Chilean GAAP	15,947,792	18,222,730
Elimination of off-setting assets and liabilities:
Contingent loans	(1,098,775)	(1,191,279)
U.S. GAAP adjustments (1)	927,114	852,405
Total assets under Article 9 presentation	15,776,131	17,883,856

(1)	These net assets represent those which differ in recorded cost from Chile GAAP or are non-existent in Chile GAAP.

NOTE 28.	DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continuation).

The following income statements have been prepared in accordance with U.S. GAAP and are presented in accordance with requirements of Article 9, except for the inclusion of price-level restatement permitted under Item 18 of Regulation S-X:

	Year ended December 31,
	2005	2006	2007
	MCh$	MCh$	MCh$
Interest income
Interest and fees on loans	978,705	1,116,660	1,507,796
Interest on investments	125,816	127,445	184,365
Interest on deposits with banks	2,602	35,894	-
Interest on investments under agreement to resell	1,632	617	595
Total interest income	1,108,755	1,280,616	1,692,756
Interest expense
Interest on deposits	(267,277)	(365,735)	(546,187)
Interest on investments under agreement to repurchase	(17,515)	(39,235)	(38,265)
Interest on short-term debt	(51,415)	(68,291)	(52,116)
Interest on long-term debt	(140,322)	(111,240)	(183,131)
Interest on other borrowed funds	(5,449)	(2,736)	(9,441)
Price level restatement (1)	(19,903)	(14,807)	(56,325)
Total interest expense	(501,881)	(602,044)	(885,465)
Net interest income	606,874	678,572	807,291
Provision for loan losses	(70,835)	(132,175)	(191,189)
Net interest income after provision for loan losses	536,039	546,397	616,102
Other income
Fees and commissions, net	93,931	134,937	150,791
Gain (losses) on trading activities	19,517	69,124	(120,955)
Net gains (losses) on foreign exchange activities	2,945	(52,332)	92,425
Other	23,745	(16,742)	(26,341)
Total other income	140,138	134,987	95,920
Other expenses
Salaries	(152,747)	(171,608)	(184,509)
Net premises and equipment expenses	(54,207)	(53,651)	(57,917)
Administration expenses	(99,269)	(107,092)	(108,728)
Other expenses	(66,471)	(39,183)	(77,136)
Minority interest	(146)	(162)	(2,055)
Total other expenses	(372,840)	(371,696)	(430,345)
Income before income taxes	303,337	309,688	281,677
Income taxes	(55,326)	(56,220)	(54,073)
Net income	248,011	253,468	227,604
Other comprehensive income	(25,054)	18,020	(8,507)
Securities available for sale	(25,054)	18,020	(3,637)
Hedge accounting cash flow	-	-	(4,870)
Comprehensive income	222,957	271,488	219,097

(1)
The price-level adjustment includes the effect of inflation primarily resulting from interest-earning assets and interest-bearing liabilities.  As the Bank does not record the price-level adjustment for separate categories of assets and liabilities, such adjustment is presented as a component of interest expense.

NOTE 28.	DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continuation).

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

The consolidated statements of cash flows have been prepared in accordance with Chilean GAAP, and are presented in accordance with the requirements of Article 9, except for the inclusion of price-level restatement permitted under item 18 of Regulation S-X.  Presentation of the cash flow statements under U.S. GAAP would require additional breakdown of certain line items presented “net” in the Chilean GAAP cash flow.  Additionally, for Chilean GAAP purposes, certain items classified as “Other assets” are defined as cash equivalent for cash flow purposes which would also be defined as cash equivalents in the balance sheet in U.S. GAAP.  And, lastly gains/losses on trading securities are presented as investing activities in Chilean GAAP while they would be presented as operating activity in U.S. GAAP.

The following condensed consolidated statements of cash flows have been prepared in accordance with U.S. GAAP, and are presented in accordance with the requirements of Article 9 as described above:

	Year ended December 31,
	2005	2006	2007
	MCh$	MCh$	MCh$

Net cash provided by (used in) operating activities	(535,949)	546,075	497,100
Net cash used in (provided by) investing activities	161,083	(1,362,757)	(1,537,184)
Net cash provided by financing activities	637,121	653,626	1,156,430

Net cash flow	262,255	(163,056)	116,346
Inflation effect on cash and cash equivalents	3,685	(7,262)	1,606

Net decrease in cash and due from banks	265,940	(170,318)	117,952
Cash and due from Banks, beginning of the year	1,078,060	1,344,000	1,173,682
Cash and due from Banks, end of the year	1,344,000	1,173,682	1,291,634

NOTE 28.	DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continuation).

(w) Income taxes

The reconciliation of the provision for income taxes charged to income under Chilean GAAP to the corresponding amounts under U.S. GAAP is as follows:

	Year ended December 31,
	2005	2006	2007
	MCh$	MCh$	MCh$
Charge for the period under Chilean GAAP	54,671	62,529	55,171
U.S. GAAP Adjustments:
Deferred tax effect of applying SFAS No. 109	(30)	-	-
Deferred tax effect of U.S. GAAP adjustments	685	(6,309)	(1,098)
Charge for the period under U.S. GAAP	55,326	56,220	54,073

Deferred tax assets and liabilities for the Bank under U.S. GAAP are summarized as follows:

	As of December 31,
Temporary differences	2006	2007
	MCh$	MCh$
Assets
Allowance for loan losses	21,317	28,159
Accrued interest	3,017	1,899
Derivatives and Hedge Accounting	5,281	3,814
Valuation of Investments	-	-
Other provisions	15,684	13,850
Foreign exchange	825	807
Bank premises and equipment	4,755	13,698
Assets received in lieu of payment	568	374
Others	302	459
Total deferred tax assets	51,749	63,060

	As of December 31,
Temporary differences	2006	2007
	MCh$	MCh$
Liabilities
Accelerated depreciation	3,784	4,588
Valuation of investments	2,287	3,004
Prepaid expenses	2,090	2,441
Others	903	511
Total deferred tax liabilities	9,064	10,544
Net deferred tax assets	42,685	51,516

The Bank has not recorded a valuation allowance against any of its deferred tax assets as it believes that it is more likely than not that it will recover their value.

NOTE 28.	DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continuation).

The U.S. GAAP provision for income taxes differs from the amount of income tax provision determined by applying the Chilean statutory income tax rate to U.S. GAAP pretax income as a result of the following differences:

	2005	2006	2007
	MCh$	MCh$	MCh$
Chilean taxes due at the statutory rate	51,567	52,647	47,885
Increase (decrease) in rates resulting from:
Non-taxable income	(6,456)	(6,734)	(6,471)
Non-deductible expenses	7,794	7,196	1,942
Amortization of intangibles	2,421	3,111	10,717
At effective tax rate	55,326	56,220	54,073

The Chilean statutory first category (corporate) income tax rate was 17% for the years ended December 31, 2005, 2006 and 2007.

Adoption of FIN 48 “Accounting for Uncertainty in Income Taxes”

In June 2006, the Financial Accounting Standards Board (“FASB”) issued interpretation No. 48, “Accounting for Uncertainty in Income Taxes, and interpretation of FASB Statement No. 109” (“FIN 48”), which clarifies the accounting for uncertainty in income taxes recognized in a measurement attribute criteria for the financial statement recognized in a company’s financial statements. FIN 48 establishes “a more-likely-than-not” recognition threshold that must be met before a tax benefit can be recognized in the financial statements. The interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

The Company adopted the provisions of FIN 48 on January 1, 2007. The implementation of FIN 48 did not have a material impact on the Company’s financial statements. There were no unrecognized tax benefits as of the date of adoption and of December 31, 2007.

Under Chilean tax regime, as of December 31, 2007, fiscal years 2004 through 2007 remain subject to examination by the Internal Revenue Service (“Servicio de Impuestos Internos”).

NOTE 28.	DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continuation).

(x)  Accumulated other comprehensive income

The Bank presents accumulated other comprehensive income and its components with the objective of reporting a measure of all changes in shareholders’ equity that result from transactions and other economic events of the period other than transactions with owners (“comprehensive income”). Comprehensive income is the total net income and other non-owner equity transactions that result in changes in net equity. The following represents accumulated other comprehensive income of the Bank, net of deferred taxes as of December 31, 2005, 2006 and 2007:

	As of December 31, 2007
	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
	MCh$	MCh$	MCh$
Beginning balance	(1,253)	213	(1,040)
Price-level restatement (1)	87	(15)	72
Unrealized gains/(losses) on securities available for sale:
Unrealized losses arising during the period	(13,522)	2,299	(11,223)
Less: reclassification adjustment for net gains included in net income	3,272	(556)	2,716
Net unrealized loss (2)	(10,250)	1,743	(8,507)
Ending balance	(11,416)	1,941	(9,475)

	As of December 31, 2006
	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
	MCh$	MCh$	MCh$
Beginning balance	(23,452)	3,987	(19,465)
Price-level restatement (1)	488	(83)	405
Unrealized gains/(losses) on securities available for sale:
Unrealized gains arising during the period	16,116	(2,740)	13,376
Less: reclassification adjustment for net gains included in net Income	5,595	(951)	4,644
Net unrealized gains	21,711	(3,691)	18,020
Ending balance	(1,253)	213	(1,040)

	As of December 31, 2005
	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
	MCh$	MCh$	MCh$
Beginning balance	6,969	(1,185)	5,784
Price-level restatement (1)	(235)	40	(195)
Unrealized gains/(losses) on securities available for sale:
Unrealized losses arising during the period	(35,620)	6,055	(29,565)
Less: reclassification adjustment for net gains included in net Income	5,434	(923)	4,511
Net unrealized losses	(30,186)	5,132	(25,054)
Ending balance	(23,452)	3,987	(19,465)

(1)	Reflects the effect of inflation on the accumulated other comprehensive income at the beginning of each period, adjusted to constant pesos as of December 31, 2007.
(2)	Includes net unrealized loss on securities available for sale for an amount of MCh$3,637 and net unrealized loss on hedge accounting cash flows for an amount of MCh$4,870.

NOTE 28.	DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continuation).

(y) Segment Information

The following disclosure of segment information is not required for presentation in the financial statements under Chilean GAAP, however in accordance with SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information” the Bank discloses the following segment information based on the management approach.  The Bank’s internal organization is structured on the basis of the client segments the Bank serves.  We provide a full range of financial services to corporate and individual customers.  In 2007 the Wholesale segment was modified as is now named Global Banking and Markets and encompasses the Corporate and Treasury Divisions, which were separate in the past.  This change has been replicated in 2005 and 2006.  The Institutional Division is now a part of Retail banking and this modification was also incorporated into the historical segment information.  We divide clients in this segment into the following segments:

The Retail segments is comprised of the following sub-segments:

·
Lower-middle to middle-income (Santander Banefe), consisting of individuals with monthly income between Ch$120,000 (US$241) and Ch$400,000 (US$805), which are served through our Banefe branch network.  This segment accounts for 4.7% of our loans at December 31, 2007.  This segment offers customers a range of products, including consumer loans, credit cards, auto loans, residential mortgage loans, debit card accounts, savings products, mutual funds and insurance brokerage.

·
Middle- and upper-income, consisting of individuals with a monthly income greater than Ch$400,000 (US$805).  Clients in this segment account for 38.0% of our loans at December 31, 2007, and are offered a range of products, including consumer loans, credit cards, auto loans, commercial loans, foreign trade financing, residential mortgage loans, checking accounts, savings products, mutual funds and insurance brokerage.

·
Small businesses, consisting of small companies with annual sales less than Ch$1,200 million (US$2.4 million).  At December 31, 2007, small companies represented approximately 15.8% of our total loans outstanding.  Customers in this segment are offered a range of products, including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, savings products, mutual funds and insurance brokerage.

·
Institutional organizations such as universities, government agencies, municipalities and regional governments.  At December 31, 2007, these clients represented 1.7% of our total loans outstanding and offer customers a range of products, including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, cash management, savings products, mutual funds and insurance brokerage.

The Middle-market comprised of mid-sized companies, companies in the real estate sector and large companies as follows:

NOTE 28.	DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continuation).

·
Mid-sized companies, consisting of companies with annual sales over Ch$1,200 million (US$2.4 million) and up to Ch$3,500 million (US$7.0 million).  Customers in this segment are offered a wide range of products, including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, cash management, treasury services, financial advisory, savings products, mutual funds and insurance brokerage.  At December 31, 2007, these clients represented 8.3% of our total loans outstanding.

·
Real estate. This segment also includes all companies in the real estate sector.  At December 31, 2007, these clients represented 4.8% of our total loans outstanding.  To clients in the real estate sector we offer apart from traditional banking services, specialized services for financing primarily residential projects in order to increase the sale of residential mortgage loans.

·
Large companies, consisting of companies with annual sales over Ch$3,500 million (US$7.0 million).  Customers in this segment are offered a wide range of products, including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, cash management, treasury services, financial advisory, savings products, mutual funds and insurance brokerage.  At December 31, 2007, these clients represented 8.5% of our total loans outstanding.

The Global Banking and Markets segment is comprised of:

·
Companies that are foreign multinationals or part of a large Chilean economic group with sales over Ch$3,500 million (US$7.0 million).  At December 31, 2007, these clients represented 16.6% of our total loans outstanding.  Customers in this segment are offered a wide range of products, including commercial loans, leasing, factoring, foreign trade, mortgage loans, checking accounts, cash management, treasury services, financial advisory, savings products, mutual funds and insurance brokerage.

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

The table below sets forth our lines of business and certain statistical information relating to each of them as of December 31, 2005, 2006 and 2007.

NOTE 28. DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continuation).

For the twelve-month period ended December 31, 2007 (millions of constant Ch$ as of December 31, 2007)
Segment	Loans	Net interest revenue	Fees	Net loan loss allowances (1)	Financial transactions, net (2)	Net segment contribution (3)
Individuals	5,744,801	452,136	123,877	(148,771)	-	427,242
Santander Banefe	633,299	152,625	27,631	(71,692)	-	108,564
Middle-upper income	5,111,502	299,511	96,246	(77,079)	-	318,678
SMEs	2,133,312	160,909	37,596	(31,510)	-	166,995
Institutional	228,716	12,048	2,041	(29)	-	14,060
Total Retail	8,106,829	625,093	163,514	(180,310)	-	608,297
Middle-market	2,914,782	89,095	14,856	(612)	-	103,339
Mid-sized companies	1,116,642	37,438	7,962	(1,325)	-	44,075
Real estate	649,250	15,145	1,491	(300)	-	16,336
Large companies	1,148,890	36,512	5,403	1,013	-	42,928
Global Banking and Markets	2,269,392	87,189	13,635	215	12,639	113,678
Wholesale	2,242,510	44,268	8,297	400	-	52,965
Treasury	26,882	42,921	5,338	(185)	12,639	60,713
Others (4)	177,977	24,239	920	(1,704)	(46,952)	(23,497)
Total	13,468,980	825,616	192,925	(182,411)	(34,313)	801,817

Other operating income	(45,413)
Other income and expenses	6,423
Operating expenses	(342,684)
Price level restatement	(56,325)
Net income before taxes	363,818
(1)	Includes gross provisions for loan losses, net of releases on recoveries.
(2)	Includes the net gains from trading, net mark-to-market gains and net foreign exchange transactions.
(3)	Equal to the sum of the net interest revenue, net fee income and net financial transactions, minus net provision for loan losses.
(4)
Includes contribution of other Bank subsidiaries and other non-segmented items such as interbank loans. Financial transactions, net included in Others is the results from inflation and interest rate hedging.

NOTE 28.	DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continuation).

For the twelve-month period ended December 31, 2006
(millions of constant Ch$ as of December 31, 2007)

Segment	Loans	Net interest revenue	Fees	Net loan loss allowances (1)	Financial transactions, net (2)	Net segment contribution (3)
Individuals	5,476,228	357,178	111,174	(109,323)	-	359,029
Santander Banefe	647,820	112,281	23,700	(55,754)	-	80,227
Middle-upper income	4,828,408	244,897	87,474	(53,569)	-	278,802
SMEs	2,031,407	139,515	30,805	(22,390)	-	147,930
Institutional	246,297	10,218	1,290	516	-	12,024
Total Retail	7,753,932	506,911	143,269	(131,197)	-	518,983
Middle-market	2,878,433	79,312	15,022	(774)	-	93,560
Mid-sized companies	1,070,401	37,619	7,576	(3,260)	-	41,935
Real estate	595,533	11,120	1,528	1,756	-	14,404
Large companies	1,212,499	30,573	5,918	730	-	37,221
Global Banking and Markets	1,914,637	67,632	9,496	755	64,585	142,468
Wholesales	1,914,637	32,736	8,097	755	-	41,588
Treasury	-	34,896	1,399	-	64,585	100,880
Others (4)	119,056	3,951	6,856	(959)	(9,142)	706
Total	12,666,058	657,806	174,643	(132,175)	55,443	755,717

Other operating income	(35,413)
Other income and expenses	(3,846)
Operating expenses	(332,293)
Price level restatement	(14,807)
Net income before taxes	369,358
(1)	Includes gross provisions for loan losses, net of releases on recoveries.
(2)	Includes the net gains from trading, net mark-to-market gains and net foreign exchange transactions.
(3)	Equal to the sum of the net interest revenue, net fee income and net financial transactions, minus net provision for loan losses.
(4)
Includes contribution of other Bank subsidiaries and other non-segmented items such as interbank loans. Financial transactions, net included in Others is the results from inflation and interest rate hedging.

NOTE 28.	DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continuation).

For the twelve-month period ended December 31, 2005
(millions of constant Ch$ as of December 31, 2007)

Segment	Loans	Net interest revenue	Fees	Net loan loss allowances (1)	Financial transactions, net (2)	Net segment contribution (3)
Individuals	4,616,365	299,148	81,715	(56,143)	-	324,720
Santander Banefe	539,179	90,318	17,448	(28,824)	-	78,942
Middle-upper income	4,077,186	208,830	64,267	(27,319)	-	245,778
SMEs	1,604,645	100,625	20,560	(16,908)	-	104,277
Institutional	211,963	7,134	1,792	(17)	-	8,909
Total Retail	6,432,973	406,907	104,067	(73,068)	-	437,906
Middle-market	2,524,959	57,300	9,251	1,196	-	67,747
Mid-sized companies	885,929	27,840	4,582	(1,766)	-	30,656
Real estate	547,954	9,182	1,172	(765)	-	9,589
Large companies	1,091,076	20,278	3,497	3,727	-	27,502
Global Banking and Markets	1,950,080	112,082	8,204	2,106	10,542	132,934
Wholesale	1,950,080	29,098	8,204	2,106	-	39,408
Treasury	-	82,984	-	-	10,542	93,526
Others (4)	222,056	23,512	30,291	60	-	53,863
Total	11,130,068	599,801	151,813	(69,706)	10,542	692,450

Other operating income	(25,148)
Other income and expenses	(23,553)
Operating expenses	(306,170)
Price level restatement	(19,902)
Net income before taxes	317,677
(1)	Includes gross provisions for loan losses, net of releases on recoveries.
(2)	Includes the net gains from trading, net mark-to-market gains and net foreign exchange transactions.
(3)	Equal to the sum of the net interest revenue, net fee income and net financial transactions, minus net provision for loan losses.
(4)
Includes contribution of other Bank subsidiaries and other non-segmented items such as interbank loans. In 2005 financial transactions do not include accounting change realized in 2006 regarding the mark-to-marked of derivatives.

NOTE 28.	DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continuation).

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

NOTE 28.	DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continuation).

·	Deposits

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

The estimated fair values of financial instruments are as follows:

	As of December 31,
	2006		2007
	Carrying amount (1)	Estimated fair value	Carrying amount (1)	Estimated fair value
	MCh$	MCh$	MCh$	MCh$
ASSETS
Cash and due from banks	1,018,253	1,018,253	591,117	591,117
Interest bearing deposits	159,248	159,248	710,556	710,556
Investment under agreements to resell	33,099	33,099	34,000	34,000
Financial investments	1,086,842	1,086,842	1,859,600	1,859,600
Loans, net (2)	11,387,084	11,879,812	12,050,982	13,483,890
Derivatives instruments	400,416	400,416	780,775	780,775

LIABILITIES
Deposits	10,091,122	10,105,154	10,821,355	10,552,273
Investments under agreements to repurchase	21,412	21,412	166,281	166,281
Short and long-term debt	2,795,837	3,091,241	3,547,179	3,830,935
Derivative financial instruments	382,403	382,403	778,217	778,217
(1)	Carrying amounts correspond to Chilean GAAP figures plus US GAAP adjustments described in paragraph (t) which are shown in Article 9 balance sheet paragraph (v).
(2)	The amounts of loans in the above table excludes contingent loans since they represent undisbursed amounts under undrawn letters of credit and other credit guarantees granted by the Bank.

NOTE 28.	DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continuation).

(aa) Obligations Arising From Lease Commitments

The bank leases certain premises, which are accounted for as operating leases. The amounts payable under the terms of the leases, which are not reflected on the consolidated balance sheets, are shown in the following table and reflect future rental expenses in constant Chilean pesos as of December 31, 2007:

As of December 31,
2007
MCh$
Due within 1 year	10,093
Due after 1 year but within 2 years	7,073
Due after 2 years but within 3 years	5,238
Due after 3 years but within 4 years	3,477
Due after 4 years but within 5 years	1,559
Due after 5 years	402
Total	27,842

The rental expense on premises for the Bank was MCh$10,965, MCh$12,020 and MCh$12,967 for the years ended December 31, 2005, 2006 and 2007, respectively.

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

	As of December 31, 2007
	Book value	Contract amount
	MCh$	MCh$
Standby letters of credits	110	236,661
Foreign office guarantees	1,796	627,642
Performance bond	232	326,050

Total	2,138	1,190,353

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

NOTE 28.	DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continuation).

The expiration of guarantees per period is as follows:

	As of December 31, 2007
	Due within 1 year	Due after 1 year but within 3 years	Due after 3 years but within 5 years	Due after 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Standby letters of credits	193,996	19,388	23,277	-	236,661
Foreign office guarantees	586,546	28,398	9,243	3,455	627,642
Performance bonds	325,135	915	-	-	326,050
Total	1,105,677	48,701	32,520	3,455	1,190,353

(ac) Compensation

Grupo Santander has set up remuneration systems tied to the performance of the stock market price of the shares of the Parent Company based on the achievement of two targets: appreciation of the Grupo Santander’s share price and growth in earnings per share, in both cases based on a sample of comparable banks. These targets were achieved.

In this regards certain high level executive of Santander Chile do participate in this global incentive-retention program implemented by Parent Company. This consisted of giving to qualifying executives a fixed number of options on shares of Santander, if the following parameters were met: (i) share price evolution in top 10 compared to 30 other global banks, (ii) earnings per share growth in top 10 compared to 30 other global banks, (iii) that Banco Santander Chile achieved its commercial and financial budget targets in the last two years and (iv) that the executive achieved his personal targets in the last two years, and remained employed with the Bank until the end of the incentive program. At  December 31, 2007, these targets were achieved, and hence the vesting requirements had been meet and even though the exercise period (from January 15, 2008 to January 15, 2009) was still open, the Bank recorded the entire cost of the program against net income as at December 31, 2007.    This program represented a total cost of Ch$1,598 million (US$3.2 million) for the Bank, that correspond to the fair value of the equity instruments granted, which was charged to income in the specific period in which the beneficiaries provided their services to Santander Chile.  This program had no dilutive effect for Santander Chile minority shareholders. At December 31, 2007, 104 executives of the Bank were included and 3,659,900 options on Grupo Santander shares at a price of €9.09 correspond to them. There are no significant differences between Chilean GAAP and US GAAP, except for the additional disclosure required by the latter.

            The fair value of each option granted is calculated at the grant date. In order to value incentive-retention plan two valuation reports were performed by two multinational investment banks. These experts used the Black-Scholes equity option pricing model considering the following parameters: the expected life of the options, interest rates, volatility, exercise price, market price and dividends of the Parent Company shares and the shares of comparable banks. The fair value of the options granted was calculated as the average value resulting from the two valuations.

NOTE 28.	DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continuation).

		Euros			Date of	Date of
	Number of	Exercise	Employee	Number	Commencement	Expiry of
	Shares	Price	Group	of Persons	of Exercise Period	Exercise Period

Plans outstanding at 1 January 2005	-	-

Options granted (Plan I06)	3,938,700	9.09 (**)	Managers	112	15/01/2008	15/01/2009
Options exercised	-	-
Options cancelled or not exercised	-	-
Plans outstanding at December 31, 2005	3,938,700	9.09

Options exercised	-	-
Options cancelled, net (Plan I06)	(115,600)	9.09	Managers	(4)	15/01/2008	15/01/2009
Plans outstanding at December 31, 2006	3,823,100	9.09

Options granted (Plan I09)	281,187	-	Managers	181	23/06/2007	31/07/2009
Options granted (Plan I10)	417,413	-	Managers	181	23/06/2007	31/07/2010
Options cancelled, net (Plan I06)	(163,200)	9.09	Managers	(4)	15/01/2008	15/01/2009
Plans outstanding at December 31, 2007	4,358,500	-

Of which:
Plan I06	3,659,900	9.09
Plan I09	281,187	-
Plan I10	417,413	-

 (**)        The exercise price of the options under Plan I06 is €9.09 per share, which is the weighted average of the daily average market price of the Bank shares on the continuous market in the first 15 trading days of January 2005. This was the criterion established in the resolution approving Plan I06 adopted at the Annual General Meeting of our Parent Company held on June 18, 2005

Long-term incentive policy

During 2007, the Parent Company’s Board of Directors approved a long-term incentive policy for the period 2008-2010 aimed at Group Santander’s executive directors and certain executive personnel in Spain and other Santander Group companies. Certain high level executive of Santander Chile do participate in this global Performance Share Plan implemented by Parent Company.

 Performance Share Plan

This multi-annual incentive plan is payable in shares of Grupo Santander (Banco Santander Central Hispano S.A.). The beneficiaries of the plan are the executive directors and other members of senior management, together with any other Group executives determined by the Board of Directors of the Parent Company or, when delegated by it, the Executive Committee.

            This plan will involve successive three-year cycles of share deliveries to the beneficiaries, so that each year one cycle will begin and, from 2009 onwards, another cycle will also end. The aim is to establish an adequate sequence between the end of the incentive program linked to the previous Plan and the successive cycles of this plan. Thus, the first two cycles will commence in July 2007, the first cycle having duration of two years (PI09) and the second cycle having a standard three-year term (PI10).

NOTE 28.	DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continuation).

For each cycle, a maximum number of shares of Parent Company are established for each beneficiary who remains in the Bank’s employ for the duration of the plan. The targets, which, if met, will determine the number of shares to be delivered, are defined by comparing the Santander Group’s performance with that of a benchmark group of financial institutions and are linked to two parameters, namely Total Shareholder Return (TSR) and growth in Earnings per Share (EPS). These parameters each have a 50% weighting in determining the percentage of shares to be delivered. In addition, the executives of Santander Chile must also meet their local commercial and earnings goals in order to receive this benefit and the Bank must also reach other commercial and earnings targets set by the Parent Company.

            The ultimate number of shares to be delivered will be determined in each of the cycles by the degree of achievement of the targets on the third anniversary of commencement of each cycle (with the exception of the first cycle, for which the second anniversary will be considered), and the shares will be delivered within a maximum period of seven months from the end of the cycle. This number will range from the maximum percentage of shares, if Grupo Santander, for each of the measures considered (TSR and EPS growth), ranks within the third quartile of the Benchmark Group, including the 75th percentile, to 30% of the maximum number of shares if it is placed at the median (50th percentile). If Grupo Santander ranks below the median, all assignments of shares will be rendered null and void.

               At December 31, 2007, the maximum number of shares to be delivered was 698,600 to 181 executives of Santander Chile (for a total of 281,187 for the first cycle (PI09) and 417,413 for the second cycle (PI10)). The fair value of the equity instruments granted under these plans was Ch$619 million (US$1.2 million), and this amount is charged to “Personnel expenses” in the specific period in which the beneficiaries provide their services to the Bank.

The fair value was calculated as follows:

It was assumed that the beneficiaries will not leave the Group’s employ during the term of each plan.

-           The fair value of the 50% relating to the Bank’s relative TSR position was determined on the basis of the report of an independent expert whose assessment was based, inter alia, on the following variables:

-           Expected volatility: determined on the basis of the historical volatility over a two-year period for PI09 and a three-year period for PI10. In the case of the Bank, the average volatility used was 16.25% for PI09 and 15.67% for PI10.

-           Annual dividend yield: based on the data for the last two/three years before July 1, 2007. In the case of the Bank, this yield stood at 3.23% for PI09 and 3.24% for PI10.

-           Risk-free interest rate: return on Treasury Bonds (zero coupon) offered on July 1, 2007 for a period of two years for PI09 (4.473%) and three years for PI10 (4.497%)

-           Monte Carlo valuation model: performance of 10,000 simulations to determine the TSR of each of the companies in the Benchmark Group, taking into account the aforementioned variables. The results (each of which represents the delivery of a number of shares) are classified in decreasing order by calculating the weighted average and discounting the amount at the risk-free interest rate. Application of the simulation model results in percentage values of 42.7% for PI09 and 42.3% for PI10 (second cycle), which are applied

NOTE 28.	DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continuation).

to 50% of the value of the shares granted, in order to determine the cost per books of the TSR-based portion of the incentive. Since this valuation refers to a market condition, it cannot be adjusted after the grant date.

-           In view of the high correlation between TSR and EPS, it was considered feasible to extrapolate that, in a high percentage of cases, the TSR value is also valid for EPS. Therefore, it was determined that the fair value of the portion of the plans linked to the Bank’s relative EPS position, i.e. of the remaining 50% of the shares granted, was the same as that of the 50% corresponding to the TSR. Since this valuation refers to a non-market condition, the number of shares expected to vest shall be reviewed and adjusted on a yearly basis.

(ad) Recent accounting pronouncements

In February 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Liabilities” including an amendment of FASB Statement No. 115. These statements permit entities to choose to measure at fair value many financial instruments and certain other items.  The objective it to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions.  These Statements are expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments. This statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The Bank does not believe these pronouncements will have a material effect on its results of operations, cash flows, or financial position.

In April 2007, the FASB issued Staff Position FSP FIN No. 39-1, which defines "right of setoff" and specifies what conditions must be met for a derivative contract to qualify for this right of setoff. It also addresses the applicability of a right of setoff to derivative instruments and clarifies the circumstances in which it is appropriate to offset amounts recognized for those instruments in the statement of financial position. In addition, this FSP permits the offsetting of fair value amounts recognized for multiple derivative instruments executed with the same counterparty under a master netting arrangement and fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) arising from the same master netting arrangement as the derivative instruments. This 95 interpretation is effective for fiscal years beginning after November 15, 2007, with early application permitted. The Bank understand that this pronouncement will not have an impact in the consolidated financial statement since the Bank decided to continue with it’s policy of keep separated the derivative instruments.

On November 5, 2007, the SEC issued Staff Accounting Bulletin No. 109 (SAB 109), written loan commitments recorded at fair value through earnings which requires that the fair value of a written loan commitment that is marked to market through earnings should include the future cash flows related to the loan’s servicing rights. However, the fair value measurement of a written loan commitment still must exclude the expected net cash flows related to internally-developed intangible assets (such as customer relationship intangible assets). SAB 109 applies to two types of loan commitments: (1) written mortgage loan commitments for loans that will be held-for-sale when funded that are marked to market as derivatives under FAS 133 (derivative loan commitments); and (2) other written loan commitments that are accounted for at fair value through earnings under Statement 159’s fair-value election. SAB 109 supersedes SAB 105, which applied only to derivative loan commitments and allowed the expected future cash flows related to the associated servicing of the loan to be recognized only after the servicing asset had been contractually separated from the underlying loan by sale or securitization of the loan with servicing retained. The staff

NOTE 28.	DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continuation).

expects registrants to apply the views in Question 1 of SAB 109 on a prospective basis to derivative loan commitments issued or modified in fiscal quarters beginning after December 15, 2007.  The Bank is evaluating the impact, if any, that the adoption of SAB 109 may have on its consolidated financial statements and disclosures.

On December 21, 2007, the SEC issued Staff Accounting Bulletin No. 110 (SAB 110), the staff hereby amends and replaces Question 6 of Section D.2 of Topic 14, Share-Based Payment, of the Staff Accounting Bulletin Series. Question 6 of Topic 14: D.2 (as amended) expresses the views of the staff regarding the use of a “simplified” method in developing an estimate of expected term of “plain vanilla” share options in accordance with Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment. This bulletin is effective on January 1, 2008.

In December 2007, the FASB issued SFAS No. 141 (revised 2007) “Business Combinations” which is a revision of SFAS 141.  SFAS 141(R) defines the acquirer in a business combination as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as the date that the acquirer achieves control.  The scope of SFAS 141 has also been extended to include all business combinations and not just those where control is obtained by transferring consideration.  Assets acquired, liabilities assumed and any noncontrolling interest at the acquisition date must be recognized at their fair value, with limited exceptions, and contingencies are also recognized at fair value if it is more likely than not that they meet the definition of an asset or a liability.  Contingent consideration should be measured initially and at each subsequent accounting period at fair value and all acquisition related costs should be expensed in the period in which the costs were incurred or the services received.  SFAS 141(R) applies prospectively to business combinations where the acquisition date is on or after December 15, 2008.  As SFAS 141(R) will be prospectively applied, its adoption will have no effect on the business combinations already recognized in the financial statements at the balance sheet date

In December 2007, the FASB issued SFAS No. 160 “Noncontrolling Interests in Consolidated Financial Statements” an amendment of ARB No. 51 “Consolidated Financial Statements”.  The Statement requires that minority interests are presented in equity and on the face of the income statement separately from equity and income attributable to the parent.  Changes in ownership interests without a change in control are accounted for as equity transactions and no gain or loss recognized in the income statement. When a subsidiary is deconsolidated any remaining minority interest should be initially measured at fair value and any gain or loss based on that value. SFAS 160 should be applied prospectively for fiscal years and interim periods beginning on or after December 15, 2008, except for the presentation and disclosure requirements which should be applied retrospectively for all periods presented. The Bank is evaluating the impact, if any, of the adoption of this new pronouncement.

In February 2008, the FASB issued FASB Staff Position (FSP) FAS 140-3, "Accounting for Transfers of Financial Assets and Repurchase Financing Transactions". The objective of this FSP is to provide implementation guidance on whether the security transfer and contemporaneous repurchase financing involving the transferred financial asset must be evaluated as one linked transaction or two separate de-linked transactions. Current practice records the transfer as a sale and the repurchase agreement as a financing. The FSP requires the recognition of the transfer and the repurchase agreement as one linked transaction, unless all of the following criteria are met: (1) the initial transfer and the repurchase financing are not contractually contingent on one another; (2) the initial transferor has full recourse upon default, and the repurchase

NOTE 28.	DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continuation).

agreement’s price is fixed and not at fair value; (3) the financial asset is readily obtainable in the marketplace and the transfer and repurchase financing are executed at market rates; and (4) the maturity of the repurchase financing is before the maturity of the financial asset.  The scope of this FSP is limited to transfers and subsequent repurchase financings that are entered into contemporaneously or in contemplation of one another.  The FSP will be effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008.  Early adoption is prohibited.  The Bank is evaluating the impact, if any, that the adoption of this new pronouncement.

In February 2008, the FASB issued FASB Staff Position 157-1 Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13. This FASB Staff Position (FSP) amends FASB Statement No. 157, Fair Value Measurements, to exclude FASB Statement No. 13, Accounting for Leases, and other accounting pronouncements that address fair value measurements for purposes of lease classification or measurement under Statement 13. However, this scope exception does not apply to assets acquired and liabilities assumed in a business combination that are required to be measured at fair value under FASB Statement No. 141, Business Combinations, or No. 141 (revised 2007), Business Combinations, regardless of whether those assets and liabilities are related to leases. The Bank understand that this pronouncement will not have an effect in it’s consolidated financial statements because this pronouncements was issue to exclude the leases from the scope of the FAS 157 Fair Value Measurements, thus, no adjustment or changes would be necessary in the actual policy for lease contracts.

In March 2008, the FASB released SFAS No. 161 “Disclosures About Derivative Instruments and Hedging Activities” (SFAS 161), an amendment of SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” (SFAS 133).  SFAS 161 applies to all entities with derivative instruments subject to SFAS 133 as well as hedged items, bifurcated derivatives and non-derivative instruments that are designated and qualify as hedging instruments.  The statement requires an entity to make certain qualitative disclosures about the derivative instruments it holds including, how and why they are used and the volume of activity, distinguishing between instruments used for risk management and those used for other purposes.  There is also a requirement to disclose quantitative information regarding derivative instruments, in a tabular format, in order to highlight the effect that the use of these instruments has on the income statement, the balance sheet and the entity’s cashflows.  An entity can elect not to disclose gains and losses on derivatives classified as trading, though alternative disclosures must be made.  The effect of credit-risk-contingent features is also required to be disclosed. The adoption of SFAS 161 is not expected to have a material impact on the Group’s financial position or results of operations.

On September 15, 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements,” which enhances existing guidance for measuring assets and liabilities using fair value. Prior to the issuance of SFAS No. 157, guidance for applying fair value was incorporated in several accounting pronouncements. SFAS No. 157 provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities. SFAS No. 157 also emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Under SFAS No. 157, fair value measurements are disclosed by level within that hierarchy. SFAS No. 157 is effective for our fiscal year beginning January 1, 2008, and requires that the cumulative effect of the adoption of SFAS No. 157 be

NOTE 28.	DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continuation).

reflected as an adjustment to the beginning balance of retained earnings in the year of adoption. The Bank is currently evaluating the impact of the adoption of SFAS No. 157 on our consolidated financial condition, operating results and cash flows.

In May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles.  This Statement identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States (the GAAP hierarchy).  This Statement applies to financial statements of nongovernmental entities that are presented in conformity with GAAP.  This Statement shall be effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board (PCAOB) amendments to AU Section 411, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles.  The Bank will adopt this Statement, upon its effective date, for the preparation of its financial statements in future fiscal years.

* * * * * *