Form 20-F
period 2008-12-31
BANCO SANTANDER CHILE
filed 2009-06-29
CIK 1027552

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2008
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

Chile
(Jurisdiction of incorporation)

Bandera 140
Santiago, Chile
Telephone: 011-562 320-2000
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
Title of each class	Name of each exchange on which registered
American Depositary Shares (“ADS”), each representing the right to receive 1,039 Shares of Common Stock without par value	New York Stock Exchange
Shares of Common Stock, without par value*	New York Stock Exchange

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
7.375% Subordinated Notes due 2012
The number of outstanding shares of each class of common stock of Banco Santander-Chile at December 31, 2008, was:
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
 ☒ Yes      ☐  No
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
 ☐ Yes       ☐ No
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

CERTAIN TERMS AND CONVENTIONS

As used in this Annual Report, “Santander-Chile”, “the Bank”, “we,” “our” and “us” refer to Banco Santander-Chile and its consolidated subsidiaries.

When we refer to “Banco Santander Spain” or “Santander Spain”, we refer to our parent company, Banco Santander, S.A.

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

PRESENTATION OF FINANCIAL INFORMATION

Santander-Chile is a Chilean bank and maintains its financial books and records in Chilean pesos and prepares its audited consolidated financial statements in accordance with generally accepted accounting principles in Chile and the rules of the Superintendencia de Bancos e Instituciones Financieras de Chile (the Superintendency of Banks and Financial Institutions, which is referred to herein as the “Superintendency of Banks”), which together differ in certain significant respects from generally accepted accounting principles in the United States (“U.S. GAAP”). References to “Chilean GAAP” in this Annual Report are to generally accepted accounting principles in Chile, as supplemented by the applicable rules of the Superintendency of Banks.  Our consolidated financial statements have been translated into English, certain reclassifications have been made and certain subtotals and clarifying account descriptions have been added in order to present them in accordance with the requirements of U.S. Securities Act of 1933, as amended, or the Securities Act, and the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act. See Note 27 to the audited consolidated financial statements of Santander-Chile as of December 31, 2007 and 2008, and for the years ended December 31, 2006, 2007 and 2008, contained elsewhere in this Annual Report (together with the notes thereto, the “Audited Consolidated Financial Statements”) for a description of the significant differences between Chilean GAAP and U.S. GAAP, as they relate to Santander-Chile, and a reconciliation to U.S. GAAP of net income and shareholders’ equity.

On November 9, 2007, the Superintendency of Banks issued Circular No. 3410, which became effective on January 1, 2008, requiring the application of the new presentation format for consolidated financial statements. Santander-Chile consolidated annual financial statements as of and for the year ended December 31, 2008 included in the Audited Consolidated Financial Statements have been prepared under Chilean GAAP and the new financial statement models. Such consolidated annual financial statements are the first annual financial statements prepared by Santander-Chile on such basis. The information as of and for the years ended December 31, 2007 and 2006 contained in the Audited Consolidated Financial Statements is presented on the same basis as the information as of and for the year ended December 31, 2008. The selected consolidated financial information included herein as of and for the year ended December 31, 2008, together with selected consolidated financial information as of and for the years ended December 31, 2007, 2006, 2005 and 2004 are derived from, and presented on the same basis as in, the Audited Consolidated Financial Statements and should be read together with the Audited Consolidated Financial Statements. As the Audited Consolidated Financial Statements and such selected consolidated financial information have been prepared under Chilean GAAP and the new financial statement models, they are not directly comparable with financial information prepared by Santander-Chile as of and for the years ended December 31, 2007 and 2006 included in our Annual Report for 2007 on Form 20-F.

Preparation of the Audited Consolidated Financial Statements under Chilean GAAP and taking into consideration the new financial statement models required by Circular No. 3410 affected both the “Net Income” line item in the consolidated statement of income and the “Total Shareholders’ Equity” line item. As required by Circular No. 3410, total shareholders’ equity and net income includes the equity attributable to the shareholders of both the parent company and the minority interest. Unless otherwise indicated herein, as used hereafter “the rules of the Superintendency of Banks” refers to such rules as amended or supplemented from time to time, including by Circular No. 3410.

Currency

Pursuant to Chilean GAAP, amounts expressed in the Audited Consolidated Financial Statements and all other amounts included elsewhere throughout this Annual Report for all periods expressed in Chilean pesos are expressed in constant Chilean pesos as of December 31, 2008. See Note 1.c to the Audited Consolidated Financial Statements.

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

Outstanding loans and the related percentages of Santander-Chile’s loan portfolio consisting of corporate and consumer loans in the section entitled “Item 4: C. Business Overview” are categorized based on the nature of the borrower. Outstanding loans and related percentages of the loan portfolio of Santander-Chile consisting of corporate and consumer loans in the section entitled “Item 5: F. Selected Statistical Information” are categorized in accordance with the reporting requirements of the Superintendency of Banks, which are based on the type and term of loans.

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

Economic and Market Data

In this Annual Report, unless otherwise indicated, all macroeconomic data related to the Chilean economy is based on information published by the Banco Central de Chile (the “Central Bank”), and all market share and other data related to the Chilean financial system is based on information published by the Superintendency of Banks and our analysis of such information. Information regarding the consolidated risk index of the Chilean financial system as a whole is not available.

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

Unless otherwise indicated, all the U.S. dollar amounts at any year end or for any full year have been translated from Chilean pesos based on the interbank market rate published by Reuters at 1:30pm on the last business day of the year. The market rate informed by Reuters on December 31, 2008, was Ch$641.25 per US$1.00. Our subsidiaries use the first observed exchange rate published by the Central Bank for 2009 on January 2, 2009. The observed exchange rate reported by the Central Bank on December 31, 2008, was Ch$629.11 per US$1.00 and Ch$636.45 on January 2, 2009. The Federal Reserve Bank of New York does not report a noon buying rate for the Chilean peso. For more information on the observed exchange rate. See “Item 3: A. Selected Financial Data—Exchange Rates.”

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following table presents historical financial information about us as of the dates and for each of the periods indicated. The following table should be read in conjunction with, and is qualified in its entirety by reference to, our Audited Consolidated Financial Statements appearing elsewhere in this Annual Report. Our Audited Consolidated Financial Statements are prepared in accordance with Chilean GAAP, which differs in certain significant respects from U.S. GAAP. Note 27 to our Audited Consolidated Financial Statements provides a description of the material differences between Chilean GAAP and U.S. GAAP and a reconciliation to U.S. GAAP of net income for the years ended December 31, 2006, 2007 and 2008, and shareholders’ equity at December 31, 2007 and 2008.

We have selected the following financial information from our consolidated financial statements. You should read this information in connection with, and this information is qualified in its entirety by reference to, our consolidated financial statements included in this Annual Report. The formats of the consolidated financial statements presented in this report differ only with respect to presentation criteria from those presented in our 2007 Annual Report, because the former were prepared in accordance with the models contained in Circular No. 3410 issued by the Superintendency of Banks, which became effective on January 1, 2008, which prescribed new accounting formats for financial statements. This required reclassifying certain gains and losses among line items in the income statement as well as assets and liabilities, but did not involve a change in accounting standards. We have restated the figures for the twelve month period ended December 31, 2004, 2005, 2006 and 2007 in order to make them comparable to the 2008 figures.

	At and for the years ended December 31,
	2004	2005	2006	2007	2008	2008
	(in millions of constant Ch$ of December 31, 2008)(1)					(in thousands of US$)(1)(2)
CONSOLIDATED INCOME STATEMENT DATA
Chilean GAAP:
Net interest revenue (3)	513,656	566,998	635,821	775,758	897,041	1,398,895
Provision for loan losses	(92,605)	(77,959)	(142,956)	(224,667)	(285,953)	(445,931)
Fee income	190,738	192,362	197,647	217,857	223,593	348,683
Operating costs (4)	(333,783)	(343,739)	(381,762)	(401,470)	(423,055)	(659,735)
Other income, net (3) (5)	(88,521)	(110,647)	93,620	30,921	(16,881)	(26,325)
Income before taxes	189,485	227,015	402,370	398,399	394,745	615,587
Income tax	(56,843)	(59,531)	(68,088)	(60,075)	(63,728)	(99,381)
Net income	246,328	286,546	334,282	338,324	331,017	516,206
Net income attributable to:
Net income attributable to shareholders	246,102	286,387	334,106	336,086	328,146	511,729
Minority interest	226	159	176	2,238	2,871	4,477
Net income attributable to shareholders per share	1.31	1.52	1.77	1.78	1.74	2.71
Net income attributable to shareholders per ADS (7)	1,356.89	1,579.00	1,842.10	1,853.01	1,809.24	2,821.43
Dividends per share (8)	1.05	0.83	0.99	1.06	1.13	1.76
Dividends per ADS (8)	1,096.06	859.07	1,023.46	1,106.12	1,176.00	1,833.92
Weighted-average shares outstanding (in millions)	188,446.13	188,446.13	188,446.13	188,446.13	188,446.13	-
Weighted-average ADS outstanding (in millions)	181.373	181.373	181.373	181.373	181.373	-

U.S. GAAP:
Net interest income (9)	555,342	660,825	666,060	763,559	960,615	1,498,035
Provision for loan losses	(80,635)	(77,132)	(142,956)	(234,226)	(285,953)	(445,931)

	At and for the years ended December 31,
	2004	2005	2006	2007	2008	2008
	(in millions of constant Ch$ of December 31, 2008)(1)					(in thousands of US$)(1)(2)
CONSOLIDATED INCOME STATEMENT DATA
Net income	246,266	270,059	276,002	247,839	332,942	519,208
Net income per Share (10)	1.31	1.43	1.46	1.32	1.77	2.76
Net income per ADS (7)(10)	1,357.79	1,488.97	1,521.74	1,366.46	1,835.68	2,862.66
Weighted-avg. shares outstanding (in millions)	188,446.13	188,446.13	188,446.13	188,446.13	188,446.13	-
Weighted-avg. ADS outstanding (in millions)	181.373	181.373	181.373	181.373	181.373	-

CONSOLIDATED BALANCE SHEET DATA
Chilean GAAP:
Cash and balances from the Central Bank	541,871	1,161,354	1,081,033	1,206,985	854,838	1,333,081
Financial investments (11)	2,462,914	1,492,792	1,223,661	2,072,872	2,741,871	4,275,822
Loans (not contingent)	9,592,801	11,039,535	12,623,992	13,398,281	14,700,374	22,924,560
Loan loss allowance	214,522	176,657	203,640	250,887	285,505	445,232
Derivatives (12)	-	489,954	436,013	850,186	1,846,509	2,879,546
Other assets (12)	172,211	206,011	294,397	516,238	520,348	811,458
Total assets	14,940,682	15,647,339	16,171,717	18,542,877	21,137,134	32,962,392
Deposits	2,822,164	2,591,113	2,838,774	3,123,803	2,949,757	4,600,011
Other interest bearing liabilities	12,270,645	13,043,892	8,083,344	8,589,131	9,756,266	15,214,450
Derivatives (12)	0	458,400	416,399	847,401	1,469,724	2,291,967
Equity (13)	1,278,858	1,294,126	1,458,719	1,587,714	1,602,610	2,499,197
Shareholders’ equity (14)	1,277,275	1,292,483	1,456,939	1,565,885	1,578,045	2,460,889

U.S. GAAP:
Total assets (9)	13,565,343	14,936,809	17,046,240	19,323,821	21,928,984	34,197,246
Long-term borrowings	2,234,567	1,705,669	1,855,024	1,473,041	2,347,380	3,660,632
Shareholders' equity	2,283,901	2,267,885	2,362,827	2,392,095	2,512,447	3,918,048
Goodwill	943,561	943,561	943,561	943,561	943,561	1,471,440

	At and for the year ended December 31,
	2004	2005	2006	2007	2008

CONSOLIDATED RATIOS
Chilean GAAP:
Profitability and performance:
Net interest margin (15)	3.9%	4.1%	4.7%	5.6%	5.7%
Return on average total assets (16)	1.7%	1.8%	2.1%	1.9%	1.8%
Return on average equity (17)	20.3%	24.1%	24.8%	23.6%	24.0%
Capital:
Average equity as a percentage of average total assets (18)	8.2%	7.4%	8.3%	8.2%	7.4%
Total liabilities as a multiple of equity (18)	10.7	11.1	10.1	10.7	12.2
Credit Quality:
Substandard loans as a percentage of total loans (19)	4.13%	2.88%	3.20%	3.54%	4.63%
Allowance for loan losses as percentage of total loans (20)	2.24%	1.60%	1.61%	1.87%	1.94%
Past due loans as a percentage of total loans (21)	1.69%	1.15%	0.86%	0.95%	1.09%
Operating Ratios:
Operating expenses /operating revenue (22)	44.0%	41.5%	43.1%	39.4%	38.0%
Operating expenses /average total assets (23)	2.2%	2.1%	2.6%	2.6%	2.5%
Ratio of earnings to fixed charges (24):
Including interest on deposits	1.77	1.65	1.61	1.43	1.34
Excluding interest on deposits	2.26	2.46	2.56	2.22	1.89

U.S. GAAP(25):
Profitability and performance:
Net interest margin (26)	4.3%	4.8%	4.9%	5.5%	6.1%
Return on average total assets (27)	1.7%	1.7%	1.7%	1.4%	1.8%
Return on average shareholders’ equity (28)	20.3%	22.7%	20.5%	17.3%	24.2%
Ratio of earnings to fixed charges (24):
Including interest on deposits	1.87	1.71	1.60	1.38	1.38
Excluding interest on deposits	2.43	2.51	2.52	1.99	1.90

OTHER DATA
Inflation Rate(29)	2.4%	3.7%	2.6%	7.8%	7.1%

	At and for the year ended December 31,
	2004	2005	2006	2007	2008
Revaluation (devaluation) rate (Ch$/US$) at period end (29)	(6.6%)	(8.1%)	3.9%	(7.2%)	26.9%
Number of employees at period end	7,380	7,482	8,184	9,174	9,169
Number of branches and offices at period end (30)	315	364	413	464	477

(1)	Except per share data, percentages and ratios, share numbers, employee numbers and branch numbers.

(2)
Amounts stated in U.S. dollars at and for the year ended December 31, 2008, have been translated from Chilean pesos at the interbank market  exchange rate of Ch$641.25 = US$1.00 as of December 31, 2008. See “Item 3: A. Selected Financial Data—Exchange Rates” for more information on the observed exchange rate.

(3)
In accordance with Circular No. 3345 issued by the Superintendency of Banks, which became effective on June 30, 2006, the accounting standards for valuing financial instruments acquired for trading or investment purposes, including derivative instruments on the balance sheets, were amended. The new accounting standards require that these instruments be carried at their market or fair value, and the historical differences in valuation of such instruments recognized with respect to any dates prior to 2006 be adjusted directly against the Bank’s equity. Banks were required to adopt the new accounting standards set forth in Circular No. 3345 in preparing their financial statements at and for the six-months ended June 30, 2006, and going forward. In order to implement these new accounting standards, we have created a new line item “derivatives” under both “assets” and “liabilities” in our consolidated balance sheet, and reclassified certain other items within other assets, other liabilities, financial instruments, interest income, interest expenses and other operating income, net, in our consolidated balance sheet and income statement at and for the year ended December 31, 2006, 2007 and 2008. For comparison purposes, we have also retrospectively reclassified these items at December 31, 2005, but did not retrospectively apply the new accounting standards to these items. We did not reclassify any of these items at any date or for any period prior to 2005. See “Item 5: A. Accounting Standards for Financial Investments and Derivatives.”

(4)	Operating costs is equal to the sum of personnel expenses, administrative expenses and depreciation and amortizations.

(5)
Other income, net is the sum of other operating income, other operating expenses, net gains (losses) from mark-to-market and trading and foreign exchange transactions, loss from price level restatement and investment in other companies.

(7)	1 ADS = 1,039 shares of common stock.

(8)
The dividend per share and dividend per ADS  in year t is calculated as the dividend approved and paid to shareholders in period t+1 divided by the number of shares outstanding at the end of the applicable period in period t. Dividends per ADS has been calculated on the basis of 1,039 shares per ADS and does not reflect any deduction for Chilean withholding taxes or for the foreign currency expenses of the Depositary.

(9)
Net interest income and total assets on a U.S. GAAP basis have been determined by applying the relevant U.S. GAAP adjustments to net interest income and total assets presented in accordance with Article 9 of Regulation S-X. See Note 28 to our Consolidated Financial Statements at and for the years ended December 31, 2004, 2005, 2006, 2007 and Note 27 to the Audited Consolidated Financial Statements for the twelve-month period ended December 31, 2008, included in our Annual Report on Form 20-F.

(10)	Net income per share and per ADS in accordance with U.S. GAAP has been calculated on the basis of the weighted-average number of shares or ADSs, as applicable, outstanding during the period.

(11)	Includes financial investment held for trading, repos, financial investments available for sale and financial investments held to maturity.

(12)
For figures at December 31, 2006, 2007 and 2008, derivatives are valued at market price and classified as a separate line item on the balance sheet. Our derivatives holdings at December 31, 2005, have been reclassified from “other assets” and “other liabilities” to “derivatives”, but have not been marked to market as would be required under currently applicable accounting principles. At prior dates, derivatives are classified under “other assets” or “other liabilities”, and generally recorded at net notional amount. See Note 1 to the Audited Consolidated Financial Statements.

(13)
Equity includes shareholders’ equity plus minority interest. Equity is calculated according to the new guidelines established in Circular No. 3410 issued by the Superintendency of Banks. According to this new format, equity must include minority interest and a minimum provision for mandatory dividends equal to 30% of net income.

(14)
Shareholders’ equity is calculated according to the new guidelines established in Circular No. 3410 issued by the Superintendency of Banks. The main difference being the provision for mandatory dividends equal to 30% of net income.

(15)	Net interest revenue divided by average interest earning assets (as presented in “Item 5: F. Selected Statistical Information”).

(16)	Net income divided by average total assets (as presented in “Item 5: F. Selected Statistical Information”).

(17)	Net income divided by average equity (as presented in “Item 5: F. Selected Statistical Information”).

(18)	This ratio is calculated using total equity including minority interest.

(19)
Substandard loans include all consumer and mortgage loans rated B- or worse and all commercial loans rated C2 or worse. See “Item 5: F. Selected Statistical Information—Analysis of Substandard Loans and Amounts Past Due.”

(20)	Total loans exclude contingent loans.

(21)
Past due loans are loans the principal or interest amount of which is overdue for 90 or more days, and do not include the installments of such loans that are not overdue or that are less than 90 days overdue, unless legal proceedings have been commenced for the entire outstanding balance according to the terms of the loan. Total loans exclude contingent loans.

(22)
The efficiency ratio is equal to operating expenses over operating revenue. Operating expenses includes personnel expenses, administrative expenses, depreciation and amortizations, and other operating expenses. Operating revenue includes net interest revenue, fee income, net gain (loss) from mark-to-market and trading, foreign exchange transactions and other operating income.

(23)	Operating expenses includes personnel expenses, administrative expenses, depreciation and amortizations, and other operating expenses.

(24)
For the purpose of computing the ratios of earnings to fixed charges, earnings consist of earnings before income tax and fixed charges. Fixed charges consist of gross interest expense and the proportion deemed representative of the interest factor of rental expense.

(25)	The following ratios have been calculated using U.S. GAAP figures except for net interest margin.

(26)
Net interest margin has been determined by applying the relevant U.S. GAAP adjustments to net interest income for the years ended December 31, 2004, 2005, 2006, 2007 and 2008, presented in accordance with Article 9 of Regulation S-X divided by average interest earning assets calculated on a Chilean GAAP basis. See Note 28(y) to our Consolidated Financial Statements at and for the years ended December 31, 2004 and 2005, and Note 28(v) to our Consolidated Financial Statements for the years ended December 31, 2006 and 2007 and Note 27(v) to the Audited Consolidated Financial Statements for the twelve-month period ended December 31, 2008.

(27)
Net income divided by average total assets. Average total assets were calculated as an average of the beginning and ending balances for each year, and total assets on a U.S. GAAP basis have been determined by applying the relevant U.S. GAAP adjustments to total assets presented in accordance with Article 9 of Regulation S-X. See Note 27 to the Audited Consolidated Financial Statements.

(28)
Average shareholders’ equity was calculated as an average of the beginning and ending balances for each year. Shareholders’ equity on a U.S. GAAP basis has been determined by applying the relevant U.S. GAAP adjustments to shareholders’ equity presented in accordance with Article 9 of Regulation S-X. See Note 27 to the Audited Consolidated Financial Statements.

(29)	Based on information published by the Central Bank.

(30)	Figures prior to 2005 do not include special payment centers.

New Accounting Format in 2008

Circular No. 3410 issued by the Superintendence of Banks, which became effective on January 1, 2008, prescribed new accounting formats for financial statements. The new accounting formats are congruent with International Accounting Standards, but do not involve a change in accounting standards. Banks are required to adopt the new accounting formats in 2008. The main changes are presented in the table below.

Main changes Income statement	Previous format Items that were re-classified	New format Where items have been reclassified
Net interest income	1 Interest income contingent operations 2 Interest income trading portfolio	5 Interest income efficient portion of derivatives for hedging inflation and interest rate risk
Provision expense	3 Provisions for repossessed assets 4 Sale of charge-off loans
Fee income		1 Interest income contingent operations
Financial transactions, net	5 Interest income efficient portion of derivatives for hedging inflation and interest rate risk	2 Interest income trading portfolio 4 Sale of charge-off loans
Other op. expenses	6 Sales force expenses	3 Provisions for repossessed assets
Operating expenses		6 Sales force expenses in administrative expenses

Main changes Balance sheet	Previous format Items that change	New format What change will be
Assets	1 Contingent loans 2 Past due loans 3 Loan loss allowances
1 Contingent loans are held off balance sheet

2 Included in each loan product. Not disclosed separately. We disclose it for information purposes

3 Loans are presented net of loan loss allowances. We disclose it separately for information purposes

Liabilities	4 Shareholders’ Equity
4 Shareholders’ Equity will include a provision for future dividends of 30% of net income. Liabilities will also include a new item “Provision for dividends”. Shareholders’ equity also includes minority interests

Previous format:	At and for the years ended December 31,
	2004	2005	2006	2007
CONSOLIDATED INCOME STATEMENT DATA
Chilean GAAP:
Net interest revenue	587,893	653,123	716,285	899,013
Provision for loan losses	(99,971)	(75,903)	(143,925)	(198,627)
Fee income	149,754	165,309	190,169	210,076
Other operating income net	17,246	(15,904)	21,811	(86,814)
Other income and expenses, net	(5,024)	(25,647)	(4,188)	6,995
Operating expenses	(332,119)	(333,389)	(361,833)	(373,149)
Loss from price level restatement	(14,834)	(21,671)	(16,123)	(61,332)
Income before taxes	302,945	345,918	402,196	396,162
Income tax	(56,843)	(59,531)	(68,088)	(60,076)
Net income	246,102	286,387	334,108	336,086

New format	At and for the years ended December 31,
	2004	2005	2006	2007
CONSOLIDATED INCOME STATEMENT DATA
Chilean GAAP:
Net interest revenue	513,656	566,998	635,821	775,758
Provision for loan losses	(92,605)	(77,959)	(142,956)	(224,667)
Fee income	190,738	192,362	197,647	217,857
Operating costs	(333,783)	(343,739)	(381,763)	(401,470)
Other income, net	(88,521)	(110,647)	93,623	30,921
Income before taxes	189,485	227,015	402,372	398,399
Income tax	(56,843)	(59,531)	(68,088)	(60,075)
Net income	246,328	286,546	334,284	338,324
Net income attributable to:
Net income attributable to shareholders	246,102	286,387	334,108	336,086
Minority interest	226	159	176	2,238

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

Purchases and sales of foreign currencies performed may be legally carried out in the Informal Exchange Market. The Informal Exchange Market reflects transactions carried out at informal exchange rates by entities not expressly authorized to operate in the Formal Exchange Market. There are no limits imposed on the extent to which the rate of exchange in the Informal Exchange Market can fluctuate above or below the observed exchange rate. On December 31, 2008, and May 29, 2009, the exchange rate in the Informal Exchange Market as published by Reuters at 1:30pm on these days was Ch$641.25 and Ch$561.30, or 1.9% more expensive and 0.76% cheaper, respectively, than the published observed exchange rate for such date of Ch$629.11 and Ch$565.60, respectively, per US$1.00.

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

	Daily Observed Exchange Rate Ch$ Per US$(1)
Year	Low(2)	High(2)	Average(3)	Period End(4)
2004	559.21	649.45	609.55	559.83
2005	509.70	592.75	559.86	514.21
2006	511.44	549.63	530.26	534.43
2007	493.14	548.67	522.69	495.82
2008	431.22	676.75	521.79	629.11

Month
November 2008	629.19	675.57	651.51	659.43
December 2008	625.59	674.83	649.32	629.11
January 2009	610.09	643.87	623.01	612.43
February 2009	583.32	623.87	606.00	595.76
March 2009	572.39	614.85	592.93	582.1
April 2009	583.18	601.04	583.18	588.62
May 2009	565.72	580.10	565.72	565.60

Source: Central Bank.

(1)	Nominal figures.

(2)	Exchange rates are the actual low and high, on a day-by-day basis for each period.

(3)	The average of monthly average rates during the year.

(4)	As reported by the Central Bank the first business day of the following period.

Dividends

Under the current General Banking Law, a Chilean bank may only pay a single dividend per year (i.e., interim dividends are not permitted). Santander-Chile’s annual dividend is proposed by its Board of Directors and is approved by the shareholders at the annual ordinary shareholders’ meeting held the year following that in which the dividend is generated. For example, the 2008 dividend must be proposed and approved during the first four months of 2009. Following shareholder approval, the proposed dividend is declared and paid. Historically, the dividend for a particular year has been declared and paid no later than one month following the shareholders’ meeting. Dividends are paid to shareholders of record on the fifth day preceding the date set for payment of the dividend. The applicable record dated for the payment of dividends to holders of ADSs will, to the extent practicable, be the same.

Under the General Banking Law, a bank must distribute cash dividends in respect of any fiscal year in an amount equal to at least 30% of its net income for that year, as long as the dividend does not result in the infringement of minimum capital requirements. The balances of our distributable net income are generally retained for use in our business (including for the maintenance of any required legal reserves). Although our Board of Directors currently intends to pay regular annual dividends, the amount of dividend payments will depend upon, among other factors, our then current level of earnings, capital and legal reserve requirements, as well as market conditions, and there can be no assurance as to the amount or timing of future dividends.

Dividends payable to holders of ADSs are net of foreign currency conversion expenses of JPMorgan Chase Bank, N.A., as depositary (the “Depositary”) and will be subject to the Chilean withholding tax currently at the rate of 35% (subject to credits in certain cases as described in “Item 10: E. Taxation—Material Tax Consequences of Owning Shares of Our Common Stock or ADSs”).

Under the Foreign Investment Contract (as defined herein), the Depositary, on behalf of ADS holders, is granted access to the Formal Exchange Market to convert cash dividends from Chilean pesos to U.S. dollars and to pay such U.S. dollars to ADS holders outside Chile, net of taxes, and no separate registration by ADS holders is required. In the past, Chilean law required that holders of shares of Chilean companies who were not residents of Chile to register as foreign investors under one of the foreign investment regimes contemplated by Chilean law in order to have dividends, sale proceeds or other amounts with respect to their shares remitted outside Chile through the Formal Exchange Market. On April 19, 2001, the Central Bank deregulated the Exchange Market and eliminated the need to obtain approval from the Central Bank in order to remit dividends, but at the same time this eliminated the possibility of accessing the Formal Exchange Market. These changes do not affect the current Foreign Investment Contract, which was signed prior to April 19, 2001, which grants access to the Formal Exchange Market with prior approval of the Central Bank. See “Item 10: D. Exchange Controls.”

The following table presents dividends declared and paid by us in nominal terms in the past five years:

Year Paid	Dividend Ch$ mn (1)	Per share Ch$/share (2)	Per ADR Ch$/ADR (3)	% over earnings (4)
2005	198,795	1.05	1,096.06	100
2006	155,811	0.83	859.06	65
2007	185,628	0.99	1,023.46	65
2008	200,620	1.06	1,106.12	65
2009	213,295	1.13	1,176.02	65

(1)	Million of nominal pesos.

(2)	Calculated on the basis of 188,446 million shares.

(3)	Calculated on the basis of 1,039 shares per ADS.

(4)	Calculated by dividing dividend paid in the year by net income for the previous year.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

You should carefully consider the following risk factors, which should be read in conjunction with all the other information presented in this Annual Report. The risks and uncertainties described below are not the only ones that we face. Additional risks and uncertainties that we do not know about or that we currently think are immaterial may also impair our business operations. Any of the following risks, if they actually occur, could materially and adversely affect our business, results of operations, prospects and financial condition.

We are subject to market risks that are presented both in this subsection and in “Item 5: Operating and Financial Review and Prospects” and “Item 11: Quantitative and Qualitative Disclosures about Market Risk.”

Risks Associated with Our Business

We are vulnerable to the current disruptions and volatility in the global financial markets.

In the past two years, the global financial system has experienced difficult credit and liquidity conditions and disruptions leading to less liquidity, greater volatility, general widening of spreads and, in some cases, lack of price transparency on interbank lending rates. Global economic conditions deteriorated significantly in the second half of 2008, and many countries, including the United States, are currently in recession. Many major financial institutions, including some of the world’s largest global commercial banks, investment banks, mortgage lenders, mortgage guarantors and insurance companies, have been experiencing significant difficulties. Around the world, there have also been runs on deposits at several financial institutions, numerous institutions have sought additional capital and many lenders and institutional investors have reduced or ceased providing funding to borrowers (including to other financial institutions).

Continued or worsening disruption and volatility in the global financial markets could have a material adverse effect on our ability to access capital and liquidity on financial terms acceptable to us, if at all.  If capital markets financing ceases to become available, or becomes excessively expensive, we may be forced to raise the rates we pay on deposits to attract more customers.  Any such increase in capital markets funding costs or deposit rates could have a material adverse effect on our interest margins.

In Chile, the continued economic recession has also caused a rise in unemployment, a fall in consumer spending, a fall in real estate prices and a general decline in economic activity. All these may lead a decrease in demand for individual and corporate borrowings, a decrease in demand for financial services and a decrease in credit card spending, which may in turn materially adversely affect our financial condition and results of operation.

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

At December 31, 2008, our allowance for impairment losses on loans was Ch$285,505 million, and the ratio of our allowance for impairment losses to total loans was 1.9%. The amount of allowances is based on our current assessment of and expectations concerning various factors affecting the quality of our loan portfolio. These factors include, among other things, our borrowers’ financial conditions, repayment abilities and repayment intentions, the realizable value of any collateral, the prospects for support from any guarantor, Chile’s economy, government macroeconomic policies, interest rates and the legal and regulatory environment. As the recent global financial crisis has demonstrated, many of these factors are beyond our control. If our assessment of and expectations concerning the above mentioned factors differ from actual developments, or if the quality of our loan portfolio deteriorates or the future actual losses exceed our estimates, our allowance for impairment losses may not be adequate to cover actual losses and we may need to make additional provisions for impairment losses, which may materially and adversely affect our results of operations and financial condition.

Our exposure to individuals and small businesses could lead to higher levels of past due loans, allowances for loan losses and charge-offs.

A substantial number of our customers consist of individuals (approximately 46.7% of the value of the total loan portfolio at December 31, 2008) and, to a lesser extent, small and medium sized companies (those with annual sales of less than US$1.9 million), which comprised approximately 16.5% of the value of the total loan portfolio at December 31, 2008. As part of our business strategy, we seek to increase lending and other services to small companies and individuals. Small companies and individuals are, however, more likely to be adversely affected by downturns in the Chilean economy than large corporations and high income individuals. In addition, at December 31, 2008, our residential mortgage loan book totaled Ch$3,981,346 million, representing 27.1% of our total loans. (See “Item 5: F. Selected Statistical Information—Loan Portfolio” and “Item 5: F. Selected Statistical Information—Loans by Economic Activity” for a description and presentation of residential mortgages in the balance sheet). If the economic conditions and real estate market in Chile experience a significant downturn, as it may in 2009 due to the global financial and economic crisis, this could materially adversely affect the liquidity, businesses and financial conditions of our customers, which may in turn cause us to experience higher levels of past due loans, thereby resulting in higher provisions for loan losses and subsequent write-offs. This may in turn materially and adversely affect our asset quality, results of operations and financial condition.

If we are unable to maintain the quality of our loan portfolio, our financial condition and results of operations may be materially and adversely affected.

At December 31, 2008, our past due loans were Ch$160,824 million, and the ratio of our past due loans to total loans was 1.1%. For additional information on our asset quality, see “Item 5: F. Selected Statistical Information—Analysis of Substandard Loans and Amounts Past Due.” We seek to continue to improve our credit risk management policies and procedures. However, we cannot assure you that our credit risk management policies, procedures and systems are free from any deficiency. Failure of credit risk management policies may result in an increase in the level of non-performing loans and adversely affect the quality of our loan portfolio. In addition, the quality of our loan portfolio may also deteriorate due to various other reasons, including factors beyond our control such as the macroeconomic factors affecting Chile’s economy. If such deterioration were to occur, it would materially and adversely affect our financial conditions and results of operations.

The value of the collateral securing our loans may not be sufficient, and we may be unable to realize the full value of the collateral securing our loan portfolio.

The value of the collateral securing our loan portfolio may significantly fluctuate or decline due to factors beyond our control, including macroeconomic factors affecting Chile’s economy. The real estate market is particularly vulnerable in the current economic climate and this may affect us as real estate represents a significant portion of the collateral securing our residential mortgages loan portfolio. We may also not have current information on the value of collateral, which may result in an inaccurate assessment for impairment losses of our loans secured by such collateral. If this were to occur, we may need to make additional provisions to cover actual impairment losses of our loans, which may materially and adversely affect our results of operations and financial condition.

Additionally, there are certain provisions under Chilean law that may affect our ability to foreclose or liquidate residential mortgages granted to us by our customers if the real estate in question has been declared as “family property” by a court. If any party occupying the real estate files a petition with the court requesting that such real estate be declared as family property, our ability to foreclose will be very limited.

The growth of our loan portfolio may expose us to increased loan losses.

From December 31, 2004 to December 31, 2008, our aggregate loan portfolio grew by 53.2% in real terms to Ch$14,700,374 million (US$22.9 billion), while our consumer loan portfolio grew by 66.7% in real terms to Ch$2,248,996 (US$3,507 million). The further expansion of our loan portfolio (particularly in the consumer, small and mid sized companies and real estate segments) can be expected to expose us to a higher level of loan losses and require us to establish higher levels of provisions for loan losses.

Our loan portfolio may not continue to grow at the same rate. The current economic turmoil may lead to a contraction in our loan portfolio.

There can be no assurance that in the future our loan portfolio will continue to grow at similar rates to the historical growth rate. A reversal of the rate of growth of the Chilean economy, a slowdown in the growth of customer demand, an increased in market competition or changes in governmental regulations, could adversely affect the rate of growth of our loan portfolio and our risk index and, accordingly, increase our required allowances for loan losses. The continued economic turmoil could materially adversely affect the liquidity, businesses and financial condition of our customers as well as a general decline in consumer spending and rise in unemployment. All this could in turn lead to decreased demand for borrowings in general. Our loan portfolio may thus contract in 2009, given the economic environment.

The effectiveness of our credit risk management is affected by the quality and scope of information available in Chile.

In assessing customers’ creditworthiness, we rely largely on the credit information available from our own internal databases, the Superintendency of Banks, Dicom (a nationwide credit bureau) and other sources. Due to limitations in the availability of information and the developing information infrastructure in Chile, our assessment of the credit risks associated with a particular customer may not be based on complete, accurate or reliable information. In addition, although we have been improving our credit scoring systems to better assess borrowers’ credit risk profiles, we cannot assure you that our credit scoring systems collect complete or accurate information reflecting the actual behavior of customers or that their credit risk can be assessed correctly. Without complete, accurate and reliable information, we have to rely on other publicly available resources and our internal resources, which may not be effective. As a result, our ability to effectively manage our credit risk may be materially and adversely affected.

Fluctuations in the rate of inflation may affect our results of operations.

Inflation in Chile gained momentum in 2007 and 2008. In 2007 and 2008, inflation reached 7.1% and 7.8%, respectively. High levels of inflation in Chile could adversely affect the Chilean economy and have an adverse effect on our business, financial condition and results of operations. In 2009, the possibility of a deflationary environment could also have an adverse effect on our business, financial condition and results of operations.

Our assets and liabilities are denominated in Chilean pesos, UF and foreign currencies. The UF is revalued in monthly cycles. On each day in the period beginning on the tenth day of any given month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect a proportionate amount of the change in the Chilean Consumer Price Index during the prior calendar month. For more information regarding the UF see “Item 5: F. Selected Statistical Information—Average Balance Sheets, Income Earned from Interest-Earning Assets And Interest Paid on Interest Bearing Liabilities.” Although we currently benefit from inflation in Chile, due to the current structure of our assets and liabilities (i.e., a significant portion of our loans are indexed to the inflation rate, but there are no corresponding features in deposits, or other funding sources that would increase the size of our funding base), there can be no assurance that our business, financial condition and result of operations in the future will not be adversely affected by changing levels of inflation, including from extended periods of inflation that adversely affect economic growth or periods of deflation.

Our results of operations are affected by interest rate volatility.

Our results of operations depend to a great extent on our net interest revenue. In 2008, net interest revenue represented 73.3% of our operating revenue. Changes in market interest rates could affect the interest rates earned on our interest-earning assets differently from the interest rates paid on our interest-bearing liabilities leading to a reduction in our net interest revenue or result in a decrease in customer’s demand for our loan or deposit products. Interest rates are highly sensitive to many factors beyond our control, including the reserve policies of the Central Bank, deregulation of the financial sector in Chile, domestic and international economic and political conditions and other factors. In the current economic climate, there is a greater degree of uncertainty and unpredictability in the policy decisions and the setting of interest rates by the Central Bank. Any changes in interest rates could adversely affect our business, our future financial performance and the price of our securities. The following table shows the yields on the Chilean government’s 90-day notes as reported by the Central Bank of Chile at year-end 2004 – 2008 and up to May 2009.

Year	Period-end 90 day note (%)
2004	2.32
2005	4.75
2006	5.10
2007	6.15
2008	8.18
May 2009	1.20

Source: Central Bank.

Since our principal sources of funds are short-term deposits, a sudden shortage of funds could cause an increase in costs of funding and an adverse effect on our revenues.

Customer deposits are our primary source of funding. At December 31, 2008, 87.4% of our customer deposits had remaining maturities of one year or less, or were payable on demand. A significant portion of our assets have longer maturities, resulting in a mismatch between the maturities of liabilities and the maturities of assets. If a substantial number of our depositors withdraw their demand deposits or do not roll over their time deposits upon maturity, our liquidity position, results of operations and financial condition may be materially and adversely affected. We cannot assure you that in the event of a sudden or unexpected shortage of funds in the banking system, any money markets in which we operate will be able to maintain levels of funding without incurring high funding costs or the liquidation of certain assets. If this were to happen, our results of operations and financial condition may be materially and adversely affected.

The legal restrictions on the exposure of Chilean pension funds may affect our access to funding.

Chilean regulations impose restrictions on the share of assets that a Chilean pension fund management company (Administrador de Fondos de Pension, an “AFP”) may allocate to a single issuer, which is currently 7% per fund managed by an AFP (including any securities issued by the issuer and any bank deposits with the issuer). If the exposure of an AFP to a single issuer exceeds the 7% limit, the AFP is required to reduce its exposure below the limit within three years. At December 31, 2008, the aggregate exposure of AFPs to us was approximately US$4.4 billion or 5.5% of their total assets. If the exposure of any AFP to us exceeds the regulatory limit, we would need to seek alternative sources of funding, which could be more expensive and, as a consequence, may have a material adverse effect on our financial condition and results of operations.

Pension funds must also comply with other investment limits. Recently approved legislation in Chile (Reformas al Mercado de Capitales II (also known as MK2) relaxed the limits on making investments abroad in order to permit pension funds to further diversify their investment portfolios. As of December 31, 2008, the limit on making investments abroad was 50%. In 2009, this limit will gradually increase to 60% and in 2011 it will reach 80%. As a result, pension funds may change the composition of their portfolios, including reducing their deposits with local banks. At December 31, 2008, 20.0% of the Bank’s time deposits were from AFPs. Although the legislation referred to above is intended to promote a gradual relaxation of the investment limits, and we may be able to substitute the reduced institutional funds with retail deposits, there can be no assurance that this occurrence will not have a material adverse impact on our business, financial condition and results of operations.

We may be unable to meet requirements relating to capital adequacy.

Chilean banks are required by the General Banking Law to maintain regulatory capital of at least 8% of risk-weighted assets, net of required loan loss allowance and deductions, and paid in capital and reserves (“basic capital”) of at least 3% of our total assets, net of required loan loss allowances. As a result of the merger between Old Santander-Chile and Santiago, we are required to maintain a minimum regulatory capital to risk-weighted assets ratio of 11%. At December 31, 2008, the ratio of our basic capital to total assets, net of loan loss allowance, was 7.2%, and the ratio of our regulatory capital to risk-weighted assets, net of loan loss allowance and deductions, was 13.8%. Certain developments could affect our ability to continue to satisfy the current capital adequacy requirements applicable to us, including:

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

On January 30, 2009, the Superintendency of Banks issued Circular No. 3,465 that modified the guidelines for risk weighting derivatives. If the Bank has a net liability in a derivative position and if this derivative, under certain stress and volatility measures, becomes a net asset position, then the Bank must also include this derivative as a risk weighted asset and this should have an adverse impact on regulatory capital ratios. In 2009, the adoption of accounting standards in line with International Accounting Standards will also have an impact on the level of the Bank’s restated shareholders’ equity and capitalization levels. The main impacts are the elimination of the price level restatement of capital and the revaluation of fixed assets. In 2010, the Chilean banks will most likely adopt the guidelines set forth under Basel II with adjustments incorporated by the Superintendency of Banks. This should result in a different level of minimum capital required to be maintained by the Bank. No assurance can be given that these events will not have a material impact on the Bank’s capitalization ratio.

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

Historically, Chilean banks have not paid interest on amounts deposited in checking accounts. However, since June 1, 2002, the Central Bank has allowed banks to pay interest on checking accounts. Currently, there are no applicable restrictions on the interest that may be paid on checking accounts. We have begun to pay interest on some checking accounts under certain conditions. If competition or other factors lead us to pay higher interest rates on checking accounts, to relax the conditions under which we pay interest or to increase the number of checking accounts on which we pay interest, any such change could have a material adverse effect on our financial condition or results of operations.

We must maintain higher regulatory capital to risk-weighted assets than other banks in Chile. Our required minimum regulatory capital to risk weighted assets ratio is 11%. Although we have not failed in the past to comply with our capital maintenance obligations, there can be no assurance that we will be able to do so in the future.

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

A substantial amount of our loans are to borrowers doing business in Chile. Accordingly, the recoverability of these loans in particular, our ability to increase the amount of loans outstanding and our results of operations and financial condition in general, are dependent to a significant extent on the level of economic activity in Chile. Our results of operations and financial condition could be affected by changes in economic or other policies of the Chilean government, which has exercised and continues to exercise a substantial influence over many aspects of the private sector, or other political or economic developments in Chile. Chile’s economy may not continue to grow in the future and future developments could negatively affect Chile’s exports and economic activity. In line with the current global economic climate, we expect Chile’s economy to contract in 2009 for the first time since 1999. All this may materially and adversely affect our business, financial condition or results of operations.

Economic and political problems encountered by other countries may adversely affect the Chilean economy, our results of operations and the market value of our securities.

The prices of securities issued by Chilean companies, including banks, are to varying degrees influenced by economic and market considerations in other countries. We cannot assure you that future developments in or affecting the Chilean economy, including consequences of economic difficulties in other markets, will not materially and adversely affect our business, financial condition or results of operations. At December 31, 2008, approximately 3.7% of our assets were held abroad.

We are directly exposed to risks related to the weakness and volatility of the economic and political situation in other parts of the world, mainly, the United States, Europe, China, Brazil and Argentina. A significant economic deterioration in one of these countries or regions could result in lower economic growth in Chile, lower loan growth, an increase our loan allowances, and therefore, this could affect our financial results, our results of operations and the price of our securities. The global financial and sub-prime crisis has had a significant impact on the growth rate of the Chilean economy and is expected to continue to negatively impact growth, consumption, unemployment, investment and the price of exports in 2009 and 2010.

Chile is also involved in an international litigation with Peru regarding maritime borders and has other conflict with neighboring countries in the past. We cannot assure you that crisis and political uncertainty in other Latin American countries will not have an adverse effect on Chile, the price of our securities or our business.

Currency fluctuations could adversely affect our financial condition and results of operations and the value of our securities.

Any future changes in the value of the Chilean peso against the U.S. dollar could affect the U.S. dollar value of our securities. The peso has been subject to large devaluations and appreciations in the past and could be subject to significant fluctuations in the future. Our results of operations may be affected by fluctuations in the exchange rates between the peso and the dollar despite our policy and Chilean regulations relating to the general avoidance of material exchange rate exposure. In order to avoid material exchange rate exposure, we enter into forward exchange transactions. The following table shows the value of the Chilean peso relative to the U.S. dollar as reported by the Central Bank at year end for the last four years.

Year	Exchange rate (Ch$) Year-end	Devaluation (Revaluation) (%)
2004	559.83	(6.6%)
2005	514.21	(8.1%)
2006	534.43	3.9%
2007	495.82	(7.2%)
2008	629.11	26.9%
May 2009	565.72	(10.1%)

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

Furthermore, Chilean trading in the shares underlying our ADSs will be conducted in pesos. Cash distributions with respect to our shares of common stock are received in Chilean pesos by the Depositary, which will then convert such amounts to U.S. dollars at the then prevailing exchange rate for the purpose of making payments in respect of our ADSs. If the value of the Chilean peso falls relative to the U.S. dollar, the dollar value of our ADSs and any distributions to be received by our ADS holders from the Depositary will be reduced.

Chile’s banking regulatory and capital markets environment is continually evolving and may change.

Changes in banking regulations may materially and adversely affect the bank’s business, financial condition and results of operations. Chilean laws, regulations, policies and interpretations of laws relating to the banking sector and financial institutions are continually evolving and changing. In 2007, regulations governing the Chilean capital markets were approved (Reformas al Mercado de Capitales II; also known as MK2). These modifications, among other things, modified certain provisions set forth in the General Banking Law. Under new legislation, the limit in on the amount that a bank is allowed to grant as an unsecured loan to a single individual or entity was increased to 10% of the bank’s regulatory capital (and up to 30% of the bank’s regulatory capital if any loans granted in excess of the 10% is secured by collateral). Previously, these limits were set at 5% and 25%, respectively. Although any such increase may increase our lending activity, it may also increase the risks associated with the growth of our loan portfolio and increase competition as the number of banks that can compete in the corporate segment increases as they are less constrained by this requirement.

Increased regulation of the financial services industry in Chile could increase our costs and result in lower profits.

As a result of the current financial crisis, there has been an increase in government regulation of the financial services industry in many countries. Such regulation may also be increased in Chile, including the imposition of higher capital requirements, heightened disclosure standards and restrictions on certain types of transaction structures.  In addition, novel regulatory proposals abound in the current environment. If enacted, new regulations could require us to inject further capital into our business as well as in businesses we acquire, restrict the type or volume of transactions we enter into, or set limits on or require the modification of rates or fees that we charge on certain loan or other products, any of which could lower the return on our investments, assets and equity.  We may also face increased compliance costs and limitations on our ability to pursue certain business opportunities.

A worsening of labor relations in the Chile could impact our business.

As of December 31, 2008, on a consolidated basis we had 9,169 employees of which 45.3% were unionized. In March 2007, a new collective bargaining agreement became effective that will expire on March 1, 2011, but this may be negotiated ahead of schedule with the agreement of management and the union. We generally apply the terms of our collective bargaining agreement to unionized and non-unionized employees. We have traditionally enjoyed good relations with our employees and their unions, but we cannot assure you that in the future a strengthening of cross-industry labor movements will not materially and adversely affect our business, financial condition or results of operations.

Any downgrading of Chile’s debt credit rating for domestic and international debt and/or our parent company’s ratings by international credit rating agencies may also affect our ratings, our business, our future financial performance, stockholder’s equity and the price of our shares and ADSs.

Our foreign currency deposit ratings are equivalent to the Chilean sovereign ratings. In the case of Moody’s, our senior and subordinated debt denominated in foreign currency pierce the sovereign ceilings. In 2007, Standard and Poor’s improved their ratings for us. In 2007 and March 2009 Moody’s improved their rating for us, but in May 2009, Moody’s placed our foreign currency senior and subordinated bond ratings, local currency deposit ratings and Bank Financial Strength Rating under review for possible downgrade, following a similar action on the ratings of our parent company, Banco Santander Spain. Any adverse revisions to our parent company’s ratings and/or Chile’s credit ratings for domestic and international debt by international rating agencies may adversely affect our ratings, our business, future financial performance, stockholder’s equity and the price of our equity shares and ADSs.

Chile has different corporate disclosure and accounting standards than those you may be familiar with in the United States.

Accounting, financial reporting and securities disclosure requirements in Chile differ from those in the United States. Accordingly, the information about us available to you will not be the same as the information available to shareholders of a U.S. financial institution. There are also material differences between Chilean and U.S. accounting and financial reporting standards. As a result, Chilean financial statements and reported earnings generally differ from those reported based on U.S. accounting and reporting standards. Beginning January 1, 2009, Chilean banks will adopt accounting standards adopted by the Superintendency of Banks, and more congruent with International Accounting Standards.

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

The securities laws of Chile, which govern open or publicly listed companies such as us, aims to promote disclosure of all material corporate information to the public. Chilean disclosure requirements, however, differ from those in the United States in some material respects. In addition, although Chilean law imposes restrictions on insider trading and price manipulation, applicable Chilean laws are different from those in the United States and in certain respects the Chilean securities markets are not as highly regulated and supervised as the U.S. securities markets.

Our status as a controlled company and a foreign private issuer exempts us from certain of the corporate governance standards of the New York Stock Exchange (“NYSE”), limiting the protections afforded to investors.

We are a “controlled company” and a “foreign private issuer” within the meaning of the NYSE corporate governance standards. Under the NYSE rules, a controlled company is exempt from certain NYSE corporate governance requirements. In addition, a foreign private issuer may elect to comply with the practice of its home country and not to comply with certain NYSE corporate governance requirements, including the requirements that (1) a majority of the Board of Directors consist of independent directors, (2) a nominating and corporate governance committee be established that is composed entirely of independent directors and has a written charter addressing the committee's purpose and responsibilities, (3) a compensation committee be established that is composed entirely of independent directors and has a written charter addressing the committee's purpose and responsibilities and (4) an annual performance evaluation of the nominating and corporate governance and compensation committees be undertaken. We currently use these exemptions and intend to continue using these exemptions. Accordingly, you will not have the same protections afforded to shareholders of companies that are subject to all NYSE corporate governance requirements. For more details on the differences between our corporate governance standards and the NYSE standards, please see “Item 6: C. Board Practices – Summary Comparison of Corporate Governance Standards and NYSE Listed Company Standards.”

Chile imposes controls on foreign investment and repatriation of investments that may affect your investment in, and earnings from, our ADSs.

Equity investments in Chile by persons who are not Chilean residents have generally been subject to various exchange control regulations which restrict the repatriation of the investments and earnings therefrom. In April 2001, the Central Bank eliminated the regulations that affected foreign investors except that investors are still required to provide the Central Bank with information relating to equity investments and conduct such operations within Chile’s Formal Exchange Market. The ADSs are subject to a contract, dated May 17, 1994, among the Depositary, us and the Central Bank (the “Foreign Investment Contract”) that remains in full force and effect. The ADSs continue to be governed by the provisions of the Foreign Investment Contract subject to the regulations in existence prior to April 2001. The Foreign Investment Contract grants the Depositary and the holders of the ADSs access to the Formal Exchange Market, which permits the Depositary to remit dividends it receives from us to the holders of the ADSs. The Foreign Investment Contract also permits ADS holders to repatriate the proceeds from the sale of shares of our common stock withdrawn from the ADR facility, or that have been received free of payment as a consequence of spin offs, mergers, capital increases, wind ups, share dividends or preemptive rights transfers, enabling them to acquire the foreign currency necessary to repatriate earnings from such investments. Pursuant to Chilean law, the Foreign Investment Contract cannot be amended unilaterally by the Central Bank, and there are judicial precedents (although not binding with respect to future judicial decisions) indicating that contracts of this type may not be abrogated by future legislative changes or resolutions of the Advisory Council of the Central Bank. Holders of shares of our common stock, except for shares of our common stock withdrawn from the ADS facility or received in the manner described above, are not entitled to the benefits of the Foreign Investment Contract, may not have access to the Formal Exchange Market, and may have restrictions on their ability to repatriate investments in shares of our common stock and earnings therefrom.

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

Facts, forecasts and statistics in this document relating to Chile, Chile’s economy and Chilean global banking industries, including market share information, are derived from various official and other publicly available sources that we generally believe to be reliable. However, we cannot guarantee the quality and reliability of such official and other sources of materials. In addition, these facts, forecasts and statistics have not been independently verified by us and, therefore, we make no representation as to the accuracy of such facts, forecasts and statistics, which may not be consistent with other information compiled within or outside of Chile and may not be complete or up to date. We have taken reasonable care in reproducing or extracting the information from such sources. However, because of possible flawed or ineffective methodologies underlying the published information or discrepancies between the published information and market practice and other problems, these facts, forecasts or statistics may be inaccurate and may not be comparable from period to period or to facts, forecasts or statistics produced for other economies, and you should not unduly rely upon them.

Risks Relating to our ADSs

There may be a lack of liquidity and market for our shares and ADSs.

Our ADSs are listed and traded on the NYSE. Our common stock is listed and traded on the Santiago Stock Exchange, the Chile Electronic Stock Exchange and the Valparaiso Stock Exchange, which we refer to collectively as the Chilean Stock Exchanges, although the trading market for the common stock is small by international standards. At December 31, 2008, we had 188,446,126,794 shares of common stock outstanding. The Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. According to Article 14 of the Ley de Mercado de Valores, Ley No. 18,045, or the Chilean Securities Market Law, the Superintendencia de Valores y Seguros, or the Superintendency of Securities and Insurance, may suspend the offer, quotation or trading of shares of any company listed on one or more Chilean Stock Exchanges for up to 30 days if, in its opinion, such suspension is necessary to protect investors or is justified for reasons of public interest. Such suspension may be extended for up to 120 days. If, at the expiration of the extension, the circumstances giving rise to the original suspension have not changed, the Superintendency of Securities and Insurance will then cancel the relevant listing in the registry of securities. In addition, the Santiago Stock Exchange may inquire as to any movement in the price of any securities in excess of 10% and suspend trading in such securities for a day if it deems necessary.

Although our common stock is traded on the Chilean Stock Exchanges, there can be no assurance that a liquid trading market for our common stock will continue to exist. Approximately 23.09% of our outstanding common stock is held by the public (i.e., shareholders other than Banco Santander Spain and its affiliates), including our shares that are represented by ADSs trading on the NYSE. A limited trading market in general and our concentrated ownership in particular may impair the ability of an ADS holder to sell in the Chilean market shares of common stock obtained upon withdrawal of such shares from the ADR facility in the amount and at the price and time such holder desires, and could increase the volatility of the price of the ADSs.

You may be unable to exercise preemptive rights.

The Ley Sobre Sociedades Anónimas, Ley No. 18,046 and the Reglamento de Sociedades Anónimas, which we refer to collectively as the Chilean Companies Law, and applicable regulations require that whenever we issue new common stock for cash, we grant preemptive rights to all of our shareholders (including holders of ADSs), giving them the right to purchase a sufficient number of shares to maintain their existing ownership percentage. Such an offering would not be possible in the United States unless a registration statement under the U.S. Securities Act of 1933 (“Securities Act”), as amended, were effective with respect to such rights and common stock or an exemption from the registration requirements thereunder were available.

Since we are not obligated to make a registration statement available with respect to such rights and the common stock, you may not be able to exercise your preemptive rights in the United States. If a registration statement is not filed or an applicable exemption is not available under U.S. securities law, the Depositary will sell such holders’ preemptive rights and distribute the proceeds thereof if a premium can be recognized over the cost of any such sale.

You may have fewer and less clearly defined shareholders’ rights than with shares of a company in the United States.

Our corporate affairs are governed by our estatutos, or by-laws, and the laws of Chile. Under such laws, our shareholders may have fewer or less clearly defined rights than they might have as shareholders of a corporation incorporated in a U.S. jurisdiction. For example, under legislation applicable to Chilean banks, our shareholders would not be entitled to appraisal rights in the event of a merger or other business combination undertaken by us.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Overview

We are the largest bank in Chile in terms of total assets, total deposits, loans and shareholders’ equity. At December 31, 2008, we had total assets of Ch$21,137,134 million (US$32,962 million), loans net of allowances outstanding of Ch$14,319,370 million (US$22,330 million), total deposits of Ch$12,704,023 million (US$19,811 million) and shareholders’ equity of Ch$1,602,610 million (US$2,499 million). As of December 31, 2008, we employed 9,169 people (on a consolidated basis) and had the largest private branch network in Chile with 477 branches. Our headquarters are located in Santiago and we operate in every major region of Chile.

We provide a broad range of commercial and retail banking services to our customers, including Chilean peso and foreign currency denominated loans to finance a variety of commercial transactions, trade, foreign currency forward contracts and credit lines and a variety of retail banking services, including mortgage financing. We seek to offer our customers a wide range of products while providing high levels of service. In addition to our traditional banking operations, we offer a variety of financial services including financial leasing, financial advisory services, mutual fund management, securities brokerage, insurance brokerage and investment management.

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

Our principal executive offices are located at Bandera 140, Santiago, Chile. Our telephone number is +562-320-2000 and our website is www.santander.cl. None of the information contained on our website is incorporated by reference into, or forms part of, this Annual Report. Our agent for service of process in the United States is Puglisi & Associates.

Relationship with Banco Santander Spain

We believe that our relationship with our controlling shareholder, Banco Santander Spain, offers us a significant competitive advantage over our peer Chilean banks. Banco Santander Spain is one of the largest financial groups in Brazil and the rest of Latin America, in terms of total assets measured on a region-wide basis. It is the largest financial group in Spain and is a major player elsewhere in Europe, including the United Kingdom through its Abbey subsidiary and Portugal, where it is the third-largest banking group. Through Santander Consumer, it also operates a leading consumer finance franchise in the United States as well as in Germany, Italy, Spain, and several other European countries.

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

C. Business Overview

We have 477 total branches, 256 of which operated under the Santander brand name, 109 under the Santander Banefe brand name, 46 that operate under the brand name SuperCaja, 18 that operate under the BancaPrime brand name and 41 auxiliary and payment centers. We provide a full range of financial services to corporate and individual customers. We divide our clients into the following segments: (i) Retail (individuals, small businesses and institutional), (ii) Middle-market, and (iii) Global Banking and Market.

The Retail segment is comprised of the following sub-segments:

Lower-middle to middle-income (Santander Banefe), consisting of individuals with monthly income between Ch$ 120,000 (US$187) and Ch$ 400,000 (US$624), which are served through our Banefe branch network. This segment accounts for 5.0% of our loans at December 31, 2008. This segment offers customers a range of products, including consumer loans, credit cards, auto loans, residential mortgage loans, debit card accounts, savings products, mutual funds and insurance brokerage.

Middle- and upper-income, consisting of individuals with a monthly income greater than Ch$ 400,000 (US$624). Clients in this segment account for 41.8% of our loans at December 31, 2008 and are offered a range of products, including consumer loans, credit cards, auto loans, commercial loans, foreign trade financing, residential mortgage loans, checking accounts, savings products, mutual funds and insurance brokerage.

Small businesses, consisting of small companies with annual sales less than Ch$ 1,200 million (US$ 1.9 million). At December 31, 2008, small companies represented approximately 15.8% of our total loans outstanding. Customers in this segment are offered a range of products, including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, savings products, mutual funds and insurance brokerage.

Institutional organizations such as universities, government agencies, municipalities and regional governments. At December 31, 2008, these clients represented 1.5% of our total loans outstanding and offer customers a range of products, including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, cash management, savings products, mutual funds and insurance brokerage.

The Middle-market comprised of mid-sized companies, companies in the real estate sector and large companies as follows:

Mid-sized companies, consisting of companies with annual sales over Ch$1,200 million (US$1.9 million) and up to Ch$3,500 million (US$ 5.5 million). Customers in this segment are offered a wide range of products, including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, cash management, treasury services, financial advisory, savings products, mutual funds and insurance brokerage. At December 31, 2008, these clients represented 7.6% of our total loans outstanding.

Real estate. This segment also includes all companies in the real estate sector. At December 31, 2008, these clients represented 3.6% of our total loans outstanding.  To clients in the real estate sector we offer apart from traditional banking services, specialized services for financing primarily residential projects in order to increase the sale of residential mortgage loans.

Large companies, consisting of companies with annual sales over Ch$ 3,500 million (US$5.5 million).  Customers in this segment are offered a wide range of products, including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, cash management, treasury services, financial advisory, savings products, mutual funds and insurance brokerage. At December 31, 2008, these clients represented 8.5% of our total loans outstanding.

The Global Banking and Markets segment is comprised of:

Wholesale banking, consisting of companies that are foreign multinationals or part of a large Chilean economic group with sales over Ch$3,500 million (US$5.5 million). At December 31, 2008, these clients represented 15.3% of our total loans outstanding.  Customers in this segment are offered a wide range of products, including commercial loans, leasing, factoring, foreign trade, mortgage loans, checking accounts, cash management, treasury services, financial advisory, savings products, mutual funds and insurance brokerage.

The Treasury Division provides sophisticated financial products mainly to companies in the wholesale banking and the middle market segments. This includes products such as short-term financing and funding, securities brokerage, interest rate and foreign currency derivatives, securitization services and other tailor made financial products.  The Treasury division also manages the Bank’s trading positions.

The table below sets forth our lines of business and certain statistical information relating to each of them for the year ended December 31, 2008. Please see Note 27(u) to our Audited Consolidated Financial Statements for details of revenue by business segment in the last three years.

For the twelve month period ended December 31, 2008
(millions of constant Ch$ as of December 31, 2008)
Segment	Loans	Net interest revenue	Fees	Net loan loss allowances (1)	Financial transactions, net (2)	Net segment contribution (3)
Individuals	6,870,509	531,820	144,182	(211,875)	-	464,127
Santander Banefe	732,016	184,647	31,722	(90,503)	-	125,866
Middle-upper income	6,138,493	347,173	112,460	(121,372)	-	338,261
SMEs	2,428,779	184,149	40,657	(54,360)	-	170,446
Institutional	224,738	12,273	1,728	(290)	-	13,711
Total Retail	9,524,026	728,242	186,567	(266,525)	-	648,284
Middle-market	2,882,069	98,717	16,041	(16,189)	-	98,569
Mid-sized companies	1,124,480	41,266	8,064	(8,557)	-	40,773
Real estate	522,399	16,224	1,522	(597)	-	17,149
Large companies	1,235,190	41,227	6,455	(7,035)	-	40,647
Global Banking and Markets	2,242,389	117,190	11,497	(759)	108,475	236,403
Wholesale	2,242,389	51,550	10,488	(759)	-	61,279
Treasury (4)	-	65,640	1,009	-	108,475	175,124
Others (5)	51,890	(47,108)	9,488	(2,480)	(22,433)	(62,533)
Total	14,700,374	897,041	223,593	(285,953)	86,042	920,723

Other operating income, net	16,512
Income (loss) attributable to investments in other companies	851
Operating expenses	(465,314)
Price level restatement	(78,027)
Net income before taxes	394,745

(1)	Includes gross provisions for loan losses, net of releases on recoveries.

(2)	Includes the net gains from trading, net mark-to-market gains and foreign exchange transactions.

(3)	Equal to the sum of the net interest revenue, net fee income and net financial transactions, minus net provision for loan losses.

(4)	Includes the Treasury’s client business and trading business.

(5)
Includes contribution of non-segmented items such as interbank loans, the cost of the Bank’s capital and fixed assets. Financial transactions, net included in other is mainly comprised of the results from the Financial Management Division (Gestion Financiera). The area of Financial Management carries out the function of managing the structural interest rate risk, the structural position in inflation indexed assets and liabilities, shareholder’s equity and liquity. The aim of Financial Management is to inject stability and recurrence into the net income of commercial activities and to assure the Bank complies with internal and regulatory limits regarding liquidity, regulatory capital, reserve requirements and market risk.

Operations through Subsidiaries

Today, the General Banking Law permits us to provide directly the leasing and financial advisory services we could formerly offer only through our subsidiaries, to offer investment advisory services outside of Chile and to undertake activities we could not formerly offer directly or through subsidiaries, such as factoring, securitization, foreign investment funds, custody and transport of securities and insurance brokerage services. For the year ended December 31, 2008, our subsidiaries collectively accounted for approximately 9.4% of our consolidated net income. The assets and operating income of these subsidiaries as of and for the year ended December 31, 2008, represented 4.0% and 8.8% of our total assets and operating income, respectively.

	Percentage Owned
Subsidiary	December 2007			December 2008
	Direct	Indirect	Total	Direct	Indirect	Total
	%	%	%	%	%	%

Santander S.A. Corredores de Bolsa (1) (2) (3)	50.59	0.41	51.00	50.59	0.41	51.00
Santander Corredores de Seguro Ltda. (Ex-Santander Leasing S.A.) (3) (4)	99.50	-	99.50	99.75	0.01	99.76
Santander Asset Management S.A. Administradora General de Fondos	99.96	0.02	99.98	99.96	0.02	99.98
Santander S.A. Agente de Valores	99.03	-	99.03	99.03	-	99.03
Santander S.A. Sociedad Securitizadora	99.64	-	99.64	99.64	-	99.64
Santander Corredora de Seguros Limitada (3) (4) (5)	99.99	-	99.99	-	-	-
Santander Servicios de Recaudación y Pagos Limitada	99.90	0.10	100.00	99.90	0.10	100.00

(1)
In conformity with the established in Articles 9 and 10 of Law No. 18.045 and Chapter 18-10 of the Recopilación Actualizada de Normas de la Superintendencia de Bancos e Instituciones Financieras, in the Extraordinary Shareholders’ Meeting held on January 15, 2007 by Santander Investment S.A. Corredores de Bolsa, a related company to Banco Santander Chile, the merger between Santiago Corredores de Bolsa Limitada, a subsidiary of Banco Santander Chile, into Santander Investment S.A. Corredores de Bolsa was approved and became effective January 1, 2007. Santander Investment S.A. Corredores de Bolsa, as of January 15, 2007,became a subsidiary of Banco Santander Chile and the legal successor of Santiago Corredores de Bolsa Limitada.

(2)
The merger of Santiago Corredores de Bolsa Limitada and Santander Investment S.A. Corredores de Bolsa was accounted as a business combination of entities under common control, thus the lower value determined in the transaction was recorder as a charge to the Bank Shareholders’ Equity in an amount of Ch$1,903 million.

(3)	During 2008 the following subsidiaries changed their commercial registry:
a.	Santander Corredores de Seguro Ltda. (ex-Santander Leasing S.A.)
b.	Santander S.A. Corredores de Bolsa
(4)
On December 4, 2007, the Superintendency of Bank, authorized the statutes modification, social rights sell and merged of the subsidiaries Santander Leasing S.A. (formerly Santiago Leasing S.A.) and Santander Corredora de Seguros Limitada (formerly Santander Santiago Corredora de Seguros Limitada).

(5)
In conformity with the regulations established in Articles 9 and 10 of Law No. 18.045 and Chapter 18-10 of the Recopilación Actualizada de Normas by the Superintendence of Bank, at the Extraordinary Shareholder’s Meeting held on October 1, 2008 by Santander Corredora de Seguros S.A., a company related to Banco Santander Chile, approved the merger which incorporated the affiliated Santander Corredora de Seguros Limitada with Santander Corredora de Seguro S.A. (previously Santander Leasing S.A.). The merger had effect and force from January 1, 2008. At the time of above-mentioned merger, Santander Corredora de Seguros S.A. became a legal extension of Santander Corredora de Seguros Limitada. The merger of Santander Corredora de Seguros S.A. and Santander Corredora de Seguros Limitada did not result in any changes in accounting for Banco Santander Chile.

Competition

Overview

The Chilean financial services market consists of a variety of largely distinct sectors. The most important sector, commercial banking, includes a number of privately-owned banks and one public-sector bank, Banco del Estado (which operates within the same legal and regulatory framework as the private sector banks). The private-sector banks include local banks and a number of foreign-owned banks which are operating in Chile. The Chilean banking system is comprised of 23 private-sector banks and one public-sector bank. Five private-sector banks along with the state-owned bank together accounted for 81.3% of all outstanding loans by Chilean financial institutions at December 31, 2008.

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

As shown in the following table, we are the market leader in practically every banking service in Chile:

	Market Share at December 31, 2007	Market Share at December 31, 2008	Rank as of at December 31, 2008
Commercial loans	18.5%	18.5%	2
Consumer loans	26.3	26.2	1
Residential mortgage loans	24.7	24.3	2
Foreign trade loans (loans for export, import and contingent)	18.9	19.5	1
Total loans	21.0	20.8	1
Deposits (1)	21.3	20.8	1
Mutual funds (assets managed)	21.8	19.6	2
Credit card accounts	36.0	33.9	1
Checking Accounts (2)	27.9	27.0	1
Branches (3)	20.2	19.7	1

Source: Superintendency of Banks

(1)	Net of clearance.

(2)	According to latest data available as of November 2008.

(3)	According to latest data available as of December 2008. Excluding special-service payment centers.

The following tables set out certain statistics comparing our market position to that of our peer group, defined as the five largest banks in Chile in terms of total loans market share as of December 31, 2008.

Loans

As of December 31, 2008, our loan portfolio was the largest among Chilean banks. Our loan portfolio on a stand-alone basis represented 20.8% of the market for loans in the Chilean financial system at such date. The following table sets forth our and our peer group’s market shares in terms of loans at the dates indicated.

	At December 31, 2008			At December 31, 2007
Loans	Ch$ million	US$ million	Market Share	Market Share
Santander-Chile	14,604,840	23,215	20.8%	21.1%
Banco de Chile (1)	13,649,005	21,696	19.4	19.7
Banco del Estado	9,322,591	14,819	13.3	13.5
Banco de Crédito e Inversiones	9,340,574	14,847	13.3	12.3
BBVA, Chile	5,262,417	8,365	7.5	8.3
Corpbanca	4,944,183	7,859	7.0	6.9
Others	13,127,529	20,867	18.7	18.3
Chilean financial system	70,251,139	111,667	100.0%	100.0%

Source: Superintendency of Banks

(1)	2007 figures correspond to pro-forma of Banco de Chile and Citibank Chile NA, as they merged effective January 1, 2008.

Deposits

On a stand alone basis, we had a 21.3% market share in deposits, ranking the first place among banks in Chile at December 31, 2007. Deposit market share is based on total time and demand deposits at the respective dates. The following table sets forth our and our peer group’s market shares in terms of deposits at the dates indicated.

	At December 31, 2008			At December 31, 2007
Deposits	Ch$ million	US$ million	Market Share	Market Share
Santander-Chile	12,706,023	20,197	20.8%	21.3%
Banco de Chile (1)	11,479,851	18,248	18.8	19.7
Banco del Estado	9,526,365	15,143	15.6	15.2
Banco de Crédito e Inversiones	8,094,809	12,867	13.2	12.4
BBVA, Chile	4,500,082	7,153	7.4	8.1
Corpbanca	3,708,644	5,895	6.1	5.4
Others	11,088,618	17,626	18.1	17.9
Chilean financial system	61,104,392	97,128	100.0%	100.0%

Source: Superintendency of Banks

(1)	2007 figures correspond to pro-forma of Banco de Chile and Citibank Chile NA, as they merged effective January 1, 2008.

Shareholders’ equity

With Ch$1,602,609 million (US$2,499 million) in shareholders’ equity, at December 31, 2008, we were the largest commercial bank in Chile in terms of shareholders’ equity. The following table sets forth our and our peer group’s shareholders’ equity at December 31, 2007 and 2008.

	At December 31, 2008			At December 31, 2007
Shareholders’ Equity (1)	Ch$ million	US$ million	Market Share	Market Share
Santander-Chile	1,602,609	2,499	21.3%	20.7%
Banco de Chile (2)	1,297,743	2,024	17.3	19.8
Banco del Estado	695,307	1,084	9.3	8.4
Banco de Crédito e Inversiones	790,448	1,233	10.5	10.1
BBVA, Chile	450,619	703	6.0	5.3
Corpbanca	483,307	754	6.4	7.0
Others	2,195,970	3,425	29.2	28.7
Chilean financial system	7,516,003	11,721	100.0%	100.0%

Source: Superintendency of Banks.
(1)	Percentage of total shareholders’ equity of all Chilean banks.
(2)	2007 figures correspond to pro-forma of Banco de Chile and Citibank Chile NA, as they merged effective January 1, 2008.

Efficiency

For the year ended December 31, 2008, we were the most efficient bank in our peer group. The following table sets forth our and our peer group’s efficiency ratio (defined as operating expenses as a percentage of operating revenue, which is the aggregate of net interest revenue, fees and income from services (net), net gains from mark-to-market and trading, exchange differences (net) and other operating income (net)) for the year indicated.

Efficiency ratio (1)	As of December 31, 2008	As of December 31, 2007
	%	%
Santander-Chile	38.0%	39.4%
Banco de Chile (2)	49.8	50.1
Banco del Estado	54.9	57.0
Banco de Crédito e Inversiones	48.4	51.1
BBVA, Chile	50.7	62.7
Corpbanca	42.2	42.4
Chilean financial system	47.8%	48.7%

Source: Superintendency of Banks, except Santander Chile.
(1)	Figures for 2007 and 2008 not completely comparable due to changes in the Balance and Income Statements presentation formats effective January 1, 2008.
(2)	2007 figures correspond to pro-forma of Banco de Chile and Citibank Chile NA, as they merged effective January 1, 2008.

Return on average equity

As of December 31, 2008, we were the most profitable bank in our peer group (as measured by return on average equity) and the most capitalized bank as measured by the BIS ratio. The following table sets forth our and our peer group’s return on average equity for the year ended December 31, 2007 and 2008, and BIS ratio at the dates indicated:

	Return on average equity at December 31,		BIS Ratio at December 31,
	2008	2007	2008	2007
	%	%	%	%
Santander-Chile	24.0%	23.6%	13.8%	12.2%
Banco de Chile	22.5	23.0	11.7	10.7
Banco del Estado	8.6	8.5	10.8	10.8
Banco de Crédito e Inversiones	21.1	19.2	11.1	10.4
BBVA, Chile	10.6	8.7	10.9	10.3
Corpbanca	12.3	10.5	10.8	11.3
Chilean Financial System	14.1%	13.9%	12.5%	12.2%

Source: Superintendency of Banks, except Santander-Chile. Calculated by dividing annual net income by monthly average equity. For Santander-Chile, the average equity is calculated on a daily basis by the Bank (see “Item 5: F. Selected Statistical Information—Average Balance Sheets, Income Earned from Interest-Earning Assets And Interest Paid on Interest Bearing Liabilities”). Figures for 2007 and 2008 not completely comparable due to changes in the Balance and Income Statement presentation formats effective January 1, 2008.

Asset Quality

At December 31, 2008, on a stand alone basis, we had the second highest loan loss allowance to total loans ratio (expected loss ratio) in our peer group. The following table sets forth our and our peer group’s loan loss allowance to total loans ratio as defined by the Superintendency of Banks at the dates indicated.
	Loan Loss allowances/total loans at December 31,
	2008	2007
	%	%
Santander-Chile	1.94%	1.87%
Banco de Chile (1)	1.63	1.39
Banco del Estado	2.15	1.97
Banco de Crédito e Inversiones	1.38	1.32
BBVA, Chile	1.16	0.99
Corpbanca	1.45	1.27
Chilean financial system	1.76%	1.58%

Source: Superintendency of Banks, except Santander Chile. Figures for 2007 and 2008 not completely comparable due to changes in the Balance and Income Statement presentation formats effective January 1, 2008.

(1)	2007 figures correspond to pro-forma of Banco de Chile and Citibank Chile NA, as they merged effective January 1, 2008.

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

The Superintendency of Banks

Banks are supervised and controlled by the Superintendency of Banks, an independent Chilean governmental agency. The Superintendency of Banks authorizes the creation of new banks and has broad powers to interpret and enforce legal and regulatory requirements applicable to banks and financial companies. Furthermore, in cases of noncompliance with such legal and regulatory requirements, the Superintendency of Banks has the ability to impose sanctions. In extreme cases, it can appoint, with the prior approval of the Board of Directors of the Central Bank, a provisional administrator to manage a bank. It must also approve any amendment to a bank’s by-laws or any increase in its capital.

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

On June 5, 2007, pursuant to Law 20.190, new regulations became effective authorizing banks to enter into transactions involving a wider range of derivatives such as, futures, options, swaps, forwards and other derivative instruments or contracts subject to specific limitations established by the Central Bank of Chile. Previously, banks were able to enter into transactions involving derivatives, but subject to more restrictive guidelines.

Deposit Insurance

The Chilean government guarantees up to 90.0% of the principal amount of certain time and demand deposits and savings accounts held by natural persons with a maximum value of UF120 per person (Ch$2,574,308 or US$4,015 at December 31, 2008) per calendar year in the entire financial system.

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

Minimum Capital

Under the General Banking Law, a bank is required to have a minimum of UF800,000 (approximately Ch$17,162 million and US$26.7 million as of December 31, 2008) of paid-in capital and reserves, regulatory capital of at least 8% of its risk weighted assets, net of required allowances, and paid in capital and reserves of at least 3% of its total assets, net of required allowances.

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

Starting in 2008, banks are able to include net income for the period as basic capital, net of a 30% deduction for minimum dividends accrued.

Within the scope of Basel II in Chile, further changes in regulation may occur. See “Risk Factors—Risks Relating to Chile—Chile’s banking regulatory and capital markets environment is continually evolving and may change.”

Lending Limits

Under the General Banking Law, Chilean banks are subject to certain lending limits, including the following material limits:

·
A bank may not extend to any entity or individual (or any one group of related entities), except for another financial institution, directly or indirectly, unsecured credit in an amount that exceeds 10.0% of the bank’s regulatory capital, or in an amount that exceeds 30.0% of its regulatory capital if the excess over 10.0% is secured by certain assets with a value equal to or higher than such excess. These limits were raised from 5.0% and 25.0%, respectively, in 2007 by the Reformas al Mercado de Capitales II (also known as MK2). In the case of financing infrastructure projects built by government concession, the 10.0% ceiling for unsecured credits is raised to 15.0% if secured by a pledge over the concession, or if granted by two or more banks or finance companies which have executed a credit agreement with the builder or holder of the concession;

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

Under our loan classification categories loans are divided into: (i) consumer loans (including loans granted to individuals for the purpose of financing the purchase of consumer goods or payment of services); (ii) residential mortgage loans (including loans granted to individuals for the purchase, construction or improvements of residential real estate, in which the value of the property covers at least 100% of the amount of the loan); and (iii) commercial loans (includes all loans other than consumer loans and residential mortgage loans). A detailed description of the models established for determining loan loss allowances is set forth in “Item 5: F. Selected Statistical Information—Classification of Loan Portfolio” and in Note 1 of our Audited Consolidated Financial Statements.

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

Table 1

Rating Agency	Short Term	Long Term
Moody’s	P2	Baa3
Standard and Poor’s	A3	BBB-
Fitch	F2	BBB-
Duff & Phelps	D2	BBB-

In the event that the sum of the investments in foreign securities which have a: (i) rating that is below that indicated in Table 1 above, but is equal to or exceeds the ratings mentioned in the Table 2 below; and (ii) loans granted to other entities resident abroad exceed 20% (and 30% for banks with a BIS ratio equal or exceeding 10%) of the regulatory capital of such bank, the excess is subject to a mandatory reserve of 100%.

Table 2

Rating Agency	Short Term	Long Term
Moody’s	P2	Ba3
Standard and Poor’s	A3	BB-
Fitch	F2	BB-
Duff & Phelps	D2	BB-

In addition, banks may invest in foreign securities for an additional amount equal to a 70% of their regulatory capital which ratings are equal or exceeds those mentioned in the following Table 3. This limit constitutes an additional margin and it is not subject to the 100% mandatory reserve.

Additionally, a Chilean Bank may invest in foreign securities whose rating is equal to or exceeds those mentioned in the following Table 3 in: (i) term deposits with foreign banks; and (ii) securities issued or guaranteed by sovereign states or their central banks or those securities issued or guaranteed by foreign entities within the Chilean State; such investment will be subject to the limits by issuer up to 30% and 50%, respectively, of the regulatory capital of the Chilean bank that makes the investment.

Table 3

Rating Agency	Short Term	Long Term
Moody’s	P1	Aa3
Standard and Poor’s	A1+	AA-
Fitch	F1+	AA-
Duff & Phelps	D1+	AA-

Chilean banks may invest in securities without ratings issued or guaranteed by sovereign states or their central banks and structured notes issued by investment banks with a rating equal to or above that in the immediately preceding Table 3, which return is linked with a corporate or sovereign note with a rating equal to or above that in Table 2.

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

U.S. Anti-Money Laundering, Anti-Terrorist Financing, and Foreign Corrupt Practices Act Regulations

The Bank, as a foreign private issuer whose securities are registered under the U.S. Securities Exchange Act of 1934, is subject to the U.S. Foreign Corrupt Practices Act (“FCPA”).  The FCPA generally prohibits such issuers and their directors, officers, employees and agents from using any means or instrumentality of U.S. interstate commerce in furtherance of any offer or payment of money to any foreign official or political party for the purpose of influencing a decision of such person in order to obtain or retain business. It also requires that the issuer maintain books and records and a system of internal accounting controls sufficient to provide reasonable assurance that accountability of assets is maintained and accurate financial statements can be prepared. Penalties, fines and imprisonment of the Bank’s officers and/or directors can be imposed for violations of the FCPA.

Furthermore, the Bank is subject to a variety of U.S. anti-money laundering and anti-terrorist financing laws and regulations, such as the Bank Secrecy Act of 1970, as amended, and the USA PATRIOT ACT of 2001, as amended, and a violation of such laws and regulations may result in substantial penalties, fines and imprisonment of the Bank’s officers and/or directors.

D. Property, Plants and Equipment

We are domiciled in Chile and own our principal executive offices located at Bandera 140, Santiago, Chile. We also own ten other buildings in the vicinity of our headquarters and we rent five other buildings. At December 31, 2008, we owned the locations at which 42% of our branches were located. The remaining branches operate at rented locations. We believe that our existing physical facilities are adequate for our needs.
Main properties as of December 31, 2008	Number
Central Offices
Own	11
Rented	5
Total	16

Branches (1)
Own	172
Rented	243
Total	415

Other property (2)
Own	62
Rented	4
Total	66

(1)	Some branches are located inside central office buildings and other properties. Including these branches the total number of branches is 419. Special payment centers are included in Other property.

(2)	Consists mainly of parking lots, mini-branches and property owned by our subsidiaries.

The following table sets forth a summary of the main computer hardware and other systems-equipment that we own.

Category	Brand	Application
Mainframe	IBM	Back-end, Core-System Altair, Payment means and foreign trade.
Midrange	IBM	Interconnections between Mainframe and mid-range
Midrange	SUN/Unix SUN/UNIX	Interconnections applications Credit & debit cards Treasury, MIS, Work Flow, Accounting
Midrange	IBM	WEB
Desktop	IBM	Platform applications
Call Center	Avaya Genesys Nice Periphonics	Telephone system Integration Voice/data Voice recorder IVR

The main software systems that we use are:

Category	Product	Origin
Core-System	ALTAMIRA	Accenture
Data base	DB2	IBM
Data base	Oracle	Oracle
Data base	SQL Server	Microsoft
WEB Service	Internet Information Server	Microsoft
Message Service	MQSeries	IBM
Transformation	MQIntegrator	IBM

ITEM 4A. UNRESOLVED STAFF COMMENTS

As of the date of the filing of this Annual Report on 20-F, we do not have any unresolved comments from the U.S. Securities and Exchange Commission.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. New Accounting Format in 2008

Circular No. 3410 issued by the Superintendence of Banks, which became effective on January 1, 2008, prescribed new accounting formats for financial statements. The new accounting formats are congruent with International Accounting Standards, but do not involve a change in accounting standards. Banks are required to adopt the new accounting formats in 2008. The main changes are presented in the table below. The balance sheet and income statement for the twelve-month period ended December 31, 2006 and 2007 have been reclassified in order to make them comparable with the 2008 figures.

Main changes Income statement	Previous format Items that were re-classified	New format Where items have been reclassified
Net interest income	1 Interest income contingent operations 2 Interest income trading portfolio	5 Interest income efficient portion of derivatives for hedging inflation and interest rate risk
Provision expense	3 Provisions for repossessed assets 4 Sale of charge-off loans
Fee income		1 Interest income contingent operations
Financial transactions, net	5 Interest income efficient portion of derivatives for hedging inflation and interest rate risk	2 Interest income trading portfolio 4 Sale of charge-off loans
Other op. expenses	6 Sales force expenses	3 Provisions for repossessed assets
Operating expenses		6 Sales force expenses in administrative expenses
Main changes Balance sheet	Previous format Items that change	New format What change will be
Assets Liabilities	1 Contingent loans 2 Past due loans 3 Loan loss allowances 4 Shareholders’ Equity
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

We prepare our financial statements in accordance with Chilean GAAP, which requires management to make estimates and assumptions with respect to certain matters that are inherently uncertain. We also reconcile our financial statements to U.S. GAAP (see Note 27 to our Audited Consolidated Financial Statements) and are required to make estimates and assumptions in this reconciliation process. Certain critical accounting policies, in particular those relating to goodwill and intangible assets, are only applicable for U.S. GAAP purposes. Our consolidated financial statements include various estimates and assumptions, including but not limited to the adequacy of the allowance for loan losses, estimates of the fair value of certain financial instruments, the selection of useful lives of certain assets and the valuation and recoverability of goodwill. We evaluate these estimates and assumptions on an ongoing basis. Management bases its estimates and assumptions on historical experience and on various other factors that it believes to be reasonable under the circumstances. Actual results in future periods could differ from those estimates and assumptions, and if these differences were significant enough, our reported results of operations would be affected materially.

We believe that the following are the more critical judgment areas or involve a higher degree of complexity in the application of the accounting policies that currently affect our financial condition and results of operations.

Derivative activities

At December 31, 2006, 2007 and 2008, derivatives are valued at market price on the balance sheet and the net unrealized gain (loss) on derivatives is classified as a separate line item on the income statement. In prior periods, the notional amounts were carried off the balance sheet.

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

·
When a fair value hedge exists, the fair value movements on the hedging instrument and the corresponding fair value movements on the hedged item are recognized in the income statement. Hedged items in the balance sheet are presented at their market value since 2006.

·
When a hedge of foreign investment exposure exists (i.e. investment in a foreign branch), the fair value movements on the part of the hedging instrument that is effective are recognized in equity. Any ineffective portion of the fair value movement on the hedging instrument is recognized in the income statement.

Allowance for loan losses

Chilean banks are required to maintain loan loss allowances in amounts determined in accordance with the regulations issued by the Superintendency of Banks. Under these regulations, we must classify our portfolio into various categories of payment capability. The minimum amount of required loan loss allowances is determined based on fixed percentages of estimated loan losses assigned to each category. As of January 1, 2006, we have improved our credit scoring systems for consumer and mortgage loans. The new credit scoring system considers both the length of time by which the loan is overdue and the borrower’s risk profile, which includes the borrower’s overall indebtedness and credit behavior under the borrower’s obligations to third parties. (See “Item 5: F. Selected Statistical Information—Loan Portfolio—Classification of Loan Portfolio.”

In 2006, we improved our internal provisioning models by not only focusing on non-performance, but introducing statistical models that take into account a borrower’s credit history and indebtedness levels. Group ratings that determine loan loss allowances based only on non-performance are being phased out and replaced by statistical scoring systems. Commencing in December 2006, we no longer analyze large commercial loans on a group basis. All large commercial loans have since been rated on an individual basis. For large commercial loans, leasing and factoring, we assign a risk category level to each borrower and his respective loans. We consider the following risk factors in classifying a borrower’s risk category: (i) the borrower’s industry or sector, (ii) owners or managers, (iii) financial condition, (iv) payment ability and (v) payment behavior. Further improvements were made in 2007, mainly expanding from 12 to 21 months the back testing period used in determining a client’s risk profile. For a detailed description of the models we use to determine loan loss allowances for commercial loans. See “Item 5: F. Selected Statistical Information—Loan Portfolio—Classification of Loan Portfolio—Allowances for large commercial loans.” Group assessment for loan loss allowances is permitted for a large number of borrowers whose individual loan amounts are relatively insignificant. Currently, we use group analysis to determine loan loss allowances for certain types of loans, such as loans to small- and mid-sized companies and commercial loans to individuals. (See “Item 5: F. Selected Statistical Information—Loan Portfolio—Classification of Loan Portfolio—Allowances for group evaluations on small- and mid-sized commercial loans.”)

Goodwill and Intangible Assets with Indefinite Useful Lives

Under U.S. GAAP, we have significant intangible assets consisting of goodwill and trademarks. We record all assets and liabilities acquired in purchase acquisitions, including goodwill and other acquired intangibles, at their fair value. These include amounts pushed down from Santander Chile Holding, S.A. and Teatinos Siglo XXI, S.A., each a direct or indirect subsidiary of Banco Santander Spain, and, together, our majority shareholders. In 2006, we decided to change our branding strategy by increasing the use of the brand “Santander” and phasing out the brand “Santiago” within five years. In 2007, we completed the phasing out of the “Santiago” brand ahead of schedule in accordance with policy set by our parent company in 2007 regarding the Santander brand worldwide. As a result, we decided to fully amortize the brand “Santiago” in 2007.

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

Differences between Chilean GAAP and U.S. GAAP

Chilean GAAP vary in certain important respects from U.S. GAAP. Such differences involve certain methods for measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by U.S. GAAP and the accounting treatment of mergers.

Note 27 to our Audited Consolidated Financial Statements presents a description of the significant differences between Chilean GAAP and U.S. GAAP. Note 27(z) sets forth recent accounting pronouncements under U.S. GAAP.

C. Transition to the new rules established by the Superintendency of Banks and Chilean Generally Accepted Accounting Principles

The Superintendency of Banks together with other Chilean Superintendencies and regulatory bodies agreed to a plan of convergence with International Financial Reporting Standards (“IFRS”) in order to internationalize financial reporting for public companies in Chile.

The Superintendency of Banks, by means of circular No 3410 on November 9, 2007, issued its “Compendium of Accounting Standards” (the “Compendium”) which contains the new accounting formats and reporting standards and policies for the finance industry that will be applied beginning on January 1, 2009.

The Bank is completing a plan for transition to the Compendium which includes an analysis of the accounting method differences, the selection of the accounting methods to be applied when alternative treatment are permitted and an assessment of the changes in reporting procedures and systems.

In accordance with instructions issued by the Superintendency of Banks regarding the adoption of the Compendium, beginning on March 2009, Banco Santander Chile should prepare its financial statements in accordance with such Compendium. The preliminary effects of this change on the Bank’s financial statements have been measured and communicated to the Superintendency of Banks, and those adjustments could differ from those to be finally determined.

D. Operating Results

Chilean Economy

All of our operations and substantially all of our customers are located in Chile. Accordingly, our financial condition and results of operations are substantially dependent upon economic conditions prevailing in this country. In 2008, Chile’s GDP growth, as was the case in most parts of the world, began to feel the effects of the global financial crisis. Chile’s GDP expanded 3.2% in 2008 compared to 4.7% in 2007 and 4.6% in 2006. GDP growth slowed considerably in the second half of 2008. This evolution of the economy was also apparent in the growth of internal demand which in 2008 grew by 7.4%, but contracted 0.2% in the fourth quarter of 2008.

Quarterly Evolution of GDP Growth and Internal Demand, %

Source: Banco Central de Chile

The slowdown in world growth rates also negatively impacted the prices of Chile’s main commodity exports. The price of copper, Chile’s main export, fell 53.4% in 2008. This led to a 1.8% decrease in exports in 2008 that totaled US$66 billion. It is important to note that the Chilean government has consistently maintained a fiscal surplus, which as a percentage of GDP reached 5.1% in 2008, 8.8% in 2007 and 7.7% in 2006. At year-end 2008, the total reserves in the Central Bank plus the accumulated savings in the Chilean Copper Stabilization Fund totaled US$50.3 billion, which should help to sustain government spending in 2009, despite the lower expected economic growth.  Unemployment also began to rise in the second half of 2008. The average unemployment rate increased to 7.7% in 2008 compared to 7.0% in 2007 and 8.0% in 2006.

Evolution of Prices of Chile’s Main Exports (Base 100 =Dec. 2003)

Source: Banco Central de Chile

Inflation levels mirrored the movements of oil prices in 2008. CPI inflation in Chile reached its twelve-month high in October 2008 with an annual increase of 9.9%, but ended the year at 7.1%. As the price of oil and economic expectations descended rapidly in the second half of 2008, CPI inflation trends reverted with deflation in the last months of the year. As a result, the Central Bank, throughout the first three quarters of 2008, tightened monetary policy. This was followed by a rapid relaxation in the last quarter of the year in line with international interest rate movements. The overnight interbank rate set by the Central Bank reached a peak of 8.25% as of September 2008. As of May 2009, this rate was 1.25%. As the global economy slowed down, the Chilean peso depreciated 26.9% against the U.S. dollar in 2008 compared to a 7.2% appreciation in 2007 and a 3.9% depreciation in 2006.

Source: Banco Central de Chile and INE

The Chilean banking system also evolved in line with the economic developments during 2008. In the first three quarters of 2008, the Chilean financial system continued to grow at a rapid pace in various loan products and segments. In the fourth quarter 2008, with the worsening of the global financial crisis, the loan market shifted its focus with a decrease in the growth rates of lending to individuals and an increase in the growth rate of lending to companies. The shortage of liquidity abroad resulted in many companies substituting their foreign sources of financing for local ones. Total loans in 2008 increased 20.9% in nominal terms. The Chilean banking system also saw a strong inflow of deposits, especially in the fourth quarter as funds were retired from variable and fixed income mutual funds and moved into bank deposits. Time deposits increased 24.2% in 2008 and mutual funds under management (off-balance sheet) decreased 7.2% in the year.

In terms of asset quality, the Chilean financial system continued to show healthy standards, but deterioration of credit standards was observable in the year, especially among individuals. The main reason for this was the high inflation rate, as higher prices deteriorated purchasing power, especially among the middle to lower income segments. Going forward and as a result of these developments in 2008, banking activity in 2009 should contract and asset quality should worsen. We expect unemployment rates to rise, affecting loan growth and asset quality indicators in the retail segments. Lower economic growth should also have an impact on loan growth to companies and asset quality in various economic sectors.

Evolution of asset quality indicators

* Expected loss = Loan loss reserves for consumer and residential mortgage loans / Total consumer and residential mortgage loans.
** Past due loans = all installments of loans more than 90 days overdue.
Source: Superintendency of Banks

As a result of these developments in 2008, economic activity in Chile should slow down in 2009 given the volatility of international markets and the global economic recession. GDP growth in 2009 in Chile is expected to be slightly negative as export, consumption and investment growth rates will decelerate.

The results of Santander Chile in 2009 will be directly and indirectly affected by the economic recession and the more challenging environment for the Chilean banking system.  We may experience any or all of the following:

·	lower or negative loan growth;

·	lower growth or contraction of net interest revenue and margins as a result of lower loan growth and the negative effects on margins caused by lower inflation rates or deflation;

·	deterioration of asset quality indicators and an increase in provision expense as unemployment rises and internal demand falls; and

·	lower fee growth due to lower consumer expenditure and usage of bank products.

Impact of Inflation

Inflation impacts our results of operations. High levels of inflation in Chile could adversely affect the Chilean economy and have an adverse effect on our business, financial condition and results of operations. Negative inflation rates also negatively impact our results. In 2008, the inflation rate in Chile was 7.1% compared to 7.8% in 2007 and 2.6% in 2006. In the last months of 2008 and the first quarter of 2009, Chile was going through a deflationary environment. There can be no assurance that Chilean inflation will not change significantly from the current level. Although we currently benefit from moderate levels of inflation, due to the current structure of our assets and liabilities (i.e., a significant portion of our loans are indexed to the inflation rate, but there are no corresponding features in deposits or other funding sources that would increase the size of our funding base), there can be no assurance that our business, financial condition and result of operations in the future will not be adversely affected by changing levels of inflation. In summary:

·
UF-denominated assets and liabilities. Our assets and liabilities are denominated in Chilean pesos, UF and foreign currencies. The UF is revalued in monthly cycles. Each day in the period beginning on the tenth day of the current month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect a proportionate amount of the change in the Chilean Consumer Price Index during the prior calendar month. One UF equaled to Ch$18,336.38 at December 31, 2006, Ch$19,622.66 at December 31, 2007 and $21,452.57 at December 31, 2008. In 2008, UF inflation was 9.3% compared to 7.0% in 2007 and 2.0% in 2006. The effect of any changes in the nominal peso value of our UF-denominated interest earning assets and interest bearing liabilities is reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest revenue and expense, respectively. Our net interest revenue will be positively affected by an inflationary environment to the extent that our average UF-denominated interest earning assets exceed our average UF-denominated interest bearing liabilities. Our net interest revenue will be negatively affected in a deflationary environment if our average UF-denominated interest earning assets exceed our average UF-denominated interest bearing liabilities. Our net interest revenue will be negatively affected by inflation in any period in which our average UF-denominated interest bearing liabilities exceed our average UF-denominated interest earning assets. Our average UF-denominated interest earning assets exceeded our average UF-denominated interest bearing liabilities by Ch$2,439,563 million in 2008 compared to Ch$2,586,209 million in 2007. See “Item 5: F. Selected Statistical Information—Average Balance Sheets, Income Earned from Interest-Earning Assets And Interest Paid on Interest Bearing Liabilities.” In general, the Bank has more UF-denominated financial assets than UF-denominated financial liabilities. In the year ended December 31, 2008, the interest gained on interest earning assets denominated in UF increased 20.2% compared to 2007 as a result of the higher UF inflation rates in 2008 compared to 2007. The interest paid on these liabilities increased by 43.0% during this period.

·
Price level restatement. Chilean GAAP requires that financial statements be restated to reflect the full effects of loss in the purchasing power of the Chilean peso on the financial position and results of operations of reporting entities. The Bank must adjust its capital, fixed assets and other non financial assets for variations in price levels on a monthly basis according to the CPI index with a one-month lag.  Since the Bank’s capital is generally larger than the sum of fixed and other non financial assets, the Bank would record a loss from price level restatement in an inflationary economy and a gain in a deflationary environment. For the year ended December 31, 2008, the loss from price level restatement totaled Ch$78,027 million compared to Ch$61,332 million in 2007. The inflation rate used for calculating price level restatement was 8.9% in 2008 and 7.4% in 2007. In line with the new accounting standards to be adopted in 2009, the Bank will no longer be required to adjust its capital, fixed assets and other non financial assets for variations in price levels on a monthly basis and, therefore, will no longer recognize a gain or loss from price level restatement.

·
Inflation and interest rate hedge. A key component of our asset and liability policy is the management of interest rate risk. The Bank’s assets generally have a longer maturity than our liabilities. As the Bank’s mortgage portfolio grows, the maturity gap tends to rise as these loans, which are denominated in UF, have a longer maturity than the average maturity of our funding base. As most of our long term financial instruments and mortgage loans are denominated in UF and most of our deposits are in nominal pesos, the rise in mortgage lending increases the Bank’s exposure to inflation and to interest rate risk. The size of this gap is limited by internal and regulatory guidelines in order to avoid excessive potential losses due to strong shifts in interest rates (see “Item 11: Quantitative and Qualitative Disclosures About Market Risk”). In order to keep this duration gap below regulatory limits the Bank issues long term bonds denominated in UF or interest rate swaps. The financial cost of the bonds and the efficient part of these hedges is recorded as net interest income. In 2008, the financial cost of the swaps taken in order to hedge for inflation and interest rate risk totaled Ch$53,956 million compared to Ch$35,283 million in 2007. This higher cost was a direct result of the higher UF inflation rate in these two periods.

	At December 31,
Inflation sensitive income	2007	2008	% Change
	(In million of constant Chilean pesos at December 31, 2008)
Interest gained on UF assets	824,173	990,430	20.2%
Interest paid on UF liabilities (1)	(485,921)	(694,758)	43.0%

Price level restatement	(61,332)	(78,027)	27.2%
Net Gain	276,920	217,645	(21.4%)
(1) Includes inflation hedge

·
Peso-denominated assets and liabilities. Interest rates prevailing in Chile during any period primarily reflect the inflation rate during the period and the expectations of future inflation. The sensitivity of our peso-denominated interest earning assets and interest bearing liabilities to changes to such prevailing rates varies. (See “Item 5: D. Operating Results—Interest Rates”). We maintain a substantial amount of non interest bearing peso-denominated demand deposits. Because such deposits are not sensitive to inflation, any decline in the rate of inflation would adversely affect our net interest margin on inflation indexed assets funded with such deposits, and any increase in the rate of inflation would increase the net interest margin on such assets. (See “Item 11: Quantitative and Qualitative Disclosures About Market Risk”). The ratio of the average of such demand deposits to average interest-earning assets was 15.8%, 17.1% and 15.7% for the years ended December 31, 2006, 2007 and 2008, respectively.

Interest Rates

Interest rates earned and paid on our assets and liabilities reflect, to a certain degree, inflation, expectations regarding inflation, changes in short term interest rates set by the Central Bank and movements in long term real rates. The Central Bank manages short term interest rates based on its objectives of balancing low inflation and economic growth. Because our liabilities generally reprice sooner than our assets, changes in the rate of inflation or short term rates in the economy are reflected in the rates of interest paid by us on our liabilities before such changes are reflected in the rates of interest earned by us on our assets. Therefore, when short term interest rates fall, our net interest margin is positively impacted, but when short term rates increase, our interest margin is negatively affected. At the same time, our net interest margin tends to be adversely affected in the short term by a decrease in inflation rates since generally our UF-denominated assets exceed our UF-denominated liabilities. (See “Item 5: D. Operating Results—Impact of Inflation—Peso-denominated Assets and Liabilities”). An increase in long term rates has a positive effect on our net interest margin, because our interest earning assets generally have longer terms than our interest bearing liabilities. In addition, because our peso-denominated liabilities have relatively short repricing periods, they are generally more responsive to changes in inflation or short term rates than our UF-denominated liabilities. As a result, during periods when current inflation or expected inflation exceeds the previous period’s inflation, customers often switch funds from UF-denominated deposits to peso-denominated deposits, which generally bear higher interest rates, thereby adversely affecting our net interest margin.

Foreign Exchange Fluctuations

The Chilean government’s economic policies and any future changes in the value of the Chilean peso against the U.S. dollar could adversely affect our financial condition and results of operations. The Chilean peso has been subject to significant devaluation in the past and may be subject to significant fluctuations in the future. In 2008, the Chilean peso in relation to the U.S. dollar depreciated 26.9% compared to a 7.2% appreciation in 2007 and a 3.9% depreciation in 2006. (See “Item 3: A. Selected Financial Data—Exchange Rates”). A significant portion of our assets and liabilities are denominated in foreign currencies, principally the U.S. dollar, and we historically have maintained and may continue to maintain material gaps between the balances of such assets and liabilities. Because such assets and liabilities, as well as interest earned or paid on such assets and liabilities, and gains and losses realized upon the sale of such assets, are translated to Chilean pesos in preparing our financial statements, our reported income is affected by changes in the value of the Chilean peso relative to foreign currencies (principally the U.S. dollar). The translation gain or loss over assets and liabilities (excluding derivatives held for trading) is included as foreign exchange transactions in the income statement. The translation and mark-to-market of foreign currency derivatives held for trading is recognized as a gain or loss in the net results from mark-to-market and trading.

Foreign currency-denominated obligations of Chilean banks are subject to various limits and obligations. The regulations of the Central Bank do not permit the difference, whether positive or negative, between a bank’s assets and liabilities denominated in any foreign currency (including assets and liabilities denominated in U.S. dollars but payable in Chilean pesos, as well as those denominated in Chilean pesos and indexed to the U.S. dollar exchange rate) to exceed 20% of the Bank’s paid in capital and reserves; except in cases where the balance of such assets exceeds the balance of such liabilities and the excess difference does not exceed the Bank’s allowances and reserves denominated in such foreign currency (excluding profits to be remitted abroad). The Bank also uses a sensitivity analysis to limit the potential loss in net interest income resulting from fluctuations of interest rates on U.S. dollar denominated assets and liabilities and a VaR model to limit foreign currency trading risk (see “Item 11: Quantitative and Qualitative Disclosures About Market Risk”).

Results of Operations for the Years Ended December 31, 2006, 2007 and 2008

The following discussion is based upon and should be read in conjunction with the Audited Consolidated Financial Statements. The Audited Consolidated Financial Statements have been prepared in accordance with Chilean GAAP (including the rules of the Superintendency of Banks relating thereto), which differ in certain significant respects from U.S. GAAP. Note 27 to the Audited Consolidated Financial Statements describes the significant differences between Chilean GAAP and U.S. GAAP and includes a reconciliation to U.S. GAAP of our net income for the years ended December 31, 2006, 2007 and 2008, and of our shareholders’ equity at December 31, 2007 and 2008. The Audited Consolidated Financial Statements have been restated in constant Chilean pesos as of December 31, 2008. See Note 1.c to the Audited Consolidated Financial Statements.

Introduction

The following table sets forth the principal components of our net income for the years ended December 31, 2006, 2007 and 2008.

	For the year ended December 31,				% Change
	2006	2007	2008	2008	2006/2007	2007/2008
	(in millions of constant Ch$ as of December 31, 2008)			(in thousands of US$)(1)
CONSOLIDATED INCOME STATEMENT DATA
Chilean GAAP:
Interest income and expense
Interest revenue	1,295,280	1,730,592	2,061,112	3,214,210	33.6%	19.1%
Interest expense	(659,459)	(954,834)	(1,164,071)	(1,815,315)	44.8%	21.9%
Net interest revenue	635,821	775,758	897,041	1,398,895	22.0%	15.6%
Fees and income from services
Fees and other services income	239,658	266,923	276,433	431,085	11.4%	3.6%
Other services expense	(42,011)	(49,066)	(52,840)	(82,402)	16.8%	7.7%
Total fees and income from services, net	197,647	217,857	223,593	348,683	10.2%	2.6%
Other operating income
Net gain from mark-to-market and trading	135,465	26,796	273,084	425,862	(80.2%)	919.1%
Foreign exchange transactions, net	(552)	83,007	(187,042)	(291,683)	--%	--%
Financial transactions, net	134,913	109,803	86,042	134,179	(18.6%)	(21.6%)
Other operating income	16,779	28,433	16,512	25,750	69.5%	(41.9%)
Total other operating income	151,692	138,236	102,554	159,929	(8.9%)	(25.8%)
Total operating revenue	985,160	1,131,851	1,223,188	1,907,507	14.9%	8.1%
Provision for loan losses	(142,956)	(224,667)	(285,953)	(445,931)	57.2%	27.3%
Operating income, net of provisions	842,204	907,184	937,235	1,461,576	7.7%	3.3%
Operating expenses
Personnel salaries and expenses	(186,282)	(191,120)	(209,134)	(326,135)	2.6%	9.4%
Administrative and other expenses	(153,401)	(164,609)	(161,977)	(252,596)	7.3%	(1.6%)
Depreciation and amortization	(42,079)	(45,741)	(51,944)	(81,004)	8.7%	13.6%
Other operating expenses	(42,868)	(44,545)	(42,259)	(65,901)	3.9%	(5.1%)
Total operating expenses	(424,630)	(446,015)	(465,314)	(725,636)	5.0%	4.3%
Operating results	417,574	461,169	471,921	735,940	10.4%	2.3%
Other non-operating results
Income (loss) attributable to investments in other companies	919	(1,438)	851	1,327	--%	--%
Price level restatement	(16,123)	(61,332)	(78,027)	(121,680)	280.4%	27.2%
Total other non-operating results	(15,204)	(62,770)	(77,176)	(120,353)	312.9%	23.0%
Income before taxes	402,370	398,399	394,745	615,587	(1.0%)	(0.9%)
Income tax	(68,088)	(60,075)	(63,728)	(99,381)	(11.8%)	6.1%

	For the year ended December 31,				% Change
	2006	2007	2008	2008	2006/2007	2007/2008
	(in millions of constant Ch$ as of December 31, 2008)			(in thousands of US$)(1)
Net income	334,282	338,324	331,017	516,206	1.2%	(2.2%)
Net income attributable to:
Shareholders	334,106	336,086	328,146	511,729	0.6%	(2.4%)
Minority interest	176	2,238	2,871	4,477	1,171.6%	28.3%

(1)
Amounts stated in U.S. dollars at and for the year ended December 31, 2008, have been translated from Chilean pesos at the exchange rate of Ch$641.25 = US$1.00 as of December 31, 2008. See “Item 3: A. Selected Financial Data—Exchange Rates” for more information on exchange rate.

2008 compared to 2007. Net income for the year ended December 31, 2008, decreased by 2.2% to Ch$331,017 million. Net income attributable to shareholders in the same period decreased 2.4% to Ch$328,146 million.

Total operating revenue increased 8.1% in 2008 compared to 2007 and totaled Ch$1,223,188 million. Our net interest income increased by 15.6% to Ch$897,041 million for the year ended December 31, 2008, compared to 2007, and fee income grew by 2.6% to Ch$223,593 million in 2008 compared to 2007. Net interest revenue growth was led by an increase in net interest revenue from our retail banking, middle-market and global banking and market business segments and the higher inflation rate in 2008 compared to 2007. The average balance of our interest-earning assets increased by 13.5% in 2008 compared to 2007. Our net interest margin increased 10 basis points to 5.7% compared to 5.6% in 2007.

These results were partially offset by a 21.6% decrease in financial transactions, net, which was mainly due to the 88.7% decline in income from proprietary trading in 2008 compared to 2007. This was mainly as a result of the higher interest and inflation rate environment that prevailed throughout most of 2008.

Other operating income decreased 41.9% in 2008 compared to 2007, mainly as a result of lower recoveries of provisions for other contingencies in 2008 compared to 2007. These contingencies are mainly related to non credit risks, including non specific contingencies, tax contingencies and other non credit contingencies or impairments.

Net provision expenses for loan losses totaled Ch$285,953 million for the year ended December 31, 2008, an increase of 27.3% compared to 2007, primarily due to an increase in charge-offs and a reduction in loan loss recoveries. Charge-offs increased by 22.4% in 2008 compared to 2007. Charge-offs of the consumer loan portfolio increased by 31.5% to Ch$236,274 million. The rise in inflation has resulted in deterioration in asset quality among individuals due to the negative effects inflation had on purchasing power during 2008.

Despite the rise in provision expense, operating income, net of provisions increased 3.3% in 2008 compared to 2007 and totaled Ch$937,235 million.

Operating expenses in 2008 increased by 4.3% compared to 2007. The rise in operating expenses was mainly due to the 9.4% increase in personnel salaries and expenses. This growth was driven by a 3.8% rise in average headcount in 2008 compared to 2007, an increase in variable incentives to commercial teams for positive performance in the year, especially in retail banking and real wage growth. The efficiency ratio improved from 39.4% in 2007 to 38.0% in 2008.

Net operating income, that is operating income net of provisions and operating expense, increased 2.3% in 2008 compared to 2007 and totaled Ch$471,921 million.

These operating results were offset by the 23.0% increase in non-operating losses compared to 2007 and which totaled Ch$77,176 million in 2008. The loss from price level restatement totaled Ch$78,027 million in 2008, an increase of 27.2% compared to 2007 due to the higher inflation rates in 2008 compared to 2007.

2007 compared to 2006. Net income for the year ended December 31, 2007, increased by 1.2% to Ch$338,324 million compared to Ch$334,282 million for the year ended December 31, 2006. Net income attributable to shareholders totaled Ch$336,086 million for the year ended December 31, 2007 and increased 0.6% compared to 2006.

In 2007, total operating revenue increased 14.9% to Ch$1,131,851 million. Our net interest income increased by 22.0% for the year ended December 31, 2007, compared to 2006, and fee income grew by 10.2% in the same period. Net interest revenue growth was led by an increase in net interest revenue from our retail banking and middle-market segments, the improved funding mix and the higher inflation rate in 2007 compared to 2006. The average balance of our interest-earning assets increased by 2.6% in 2007 compared to 2006. Our net interest margin increased 90 basis points to 5.6% compared to 4.7% in 2006.

This was offset by an 18.6% decrease in the net gains from financial transactions that totaled Ch$109,803 million for the year ended December 31, 2007. This decline was mainly due to the 80.2% decrease in gains from our market making and proprietary trading results. The Bank’s trading positions were negatively affected by the movements of real interest rates, especially in the fourth quarter of 2007.

Other operating income was up 69.5% in 2007 compared to 2006. This variation was mainly due to: (i) a gain of Ch$826 million recognized from the sale of shares held by the Bank in the Santiago Stock Exchange, (ii) a gain of Ch$1,439 million from the sale of Bank’s shares in Mastercard and (iii) a Ch$11,056 gain recognized in 2007 from the recovery of provisions for other non-credit contingencies.

Provision for loan losses increased 57.2% in 2007 compared to 2006. This was mainly due to loan growth in higher yielding, but riskier retail segments. At the same time the Bank continued to improve its provisioning model for consumer loans. Specifically, in 2007 the Bank lengthened the time period used for statistically determining the risk level of consumer loans from 12 to 21 months of history. As a result, in 2007 the Bank recognized a one-time provision expense of Ch$15,728 million.

With these results, operating income net of provisions increased 7.7% in 2007 compared to 2006 and totaled Ch$907,184 million.

Operating expenses increased 5.0% in 2007 and the efficiency ratio improved to 39.4% in 2007 from 43.1% in 2006. In 2006, operating expenses include a one-time expense of Ch$10,086 million as a result of our payment of an end of negotiation bonus in conjunction with the signing of the new collective bargaining agreement in the fourth quarter of 2006. Excluding this item, operating expenses in 2007 increased 7.1% driven by the increase in the Bank’s headcount, client base and distribution network.

Non-operating results totaled a loss of Ch$62,770 million in 2007 and this loss increased 312.9% compared to 2006. The loss from price level restatement totaled Ch$61,332 million in 2007, an increase of 280.4% compared to 2006. The inflation rate used for calculating price level restatement increased in 2007 compared to 2006 (7.44% in 2007 and 2.12% in 2006), resulting in a higher loss from price level restatement.

Income tax expenses declined 11.8% in 2007 compared to 2006 as a result of increased tax deferrals.

Net interest revenue

	Year Ended December 31,			% Change
	2006	2007	2008	2006/2007	2007/2008
	(in millions of constant Ch$ as of December 31, 2008, except percentages)
Total individuals	345,240	452,136	531,820	31.0%	17.6%
SMEs	134,852	160,909	184,149	19.3%	14.4%
Institutional lending	9,876	12,048	12,273	22.0%	1.9%
Total retail	489,968	625,093	728,242	27.6%	16.5%
Total middle-market	76,660	89,095	98,717	16.2%	10.8%
Global banking & markets	65,372	87,189	117,190	33.4%	34.4%
Other	3,821	(25,619)	(47,108)	(770.5%)	83.9%
Net interest revenue	635,821	775,758	897,041	22.0%	15.6%

Average interest-earning assets	13,476,738	13,833,596	15,698,721	2.6%	13.5%
Average non-interest-bearing demand deposits	2,132,774	2,364,661	2,458,141	10.9%	4.0%
Net interest margin (1)	4.7%	5.6%	5.7%
Average shareholders’ equity and average non-interest-bearing demand deposits to total average interest-earning assets	25.8%	27.5%	24.4%

(1)	Net interest margin is net interest revenue divided by average interest-earning assets.

2008 compared to 2007. In 2008, net interest revenue increased 15.6% compared to 2007, totaling Ch$897,401 million. Total interest-earning asset increased 13.5% in the same period.  As a result, the Bank’s net interest margin increased 10 basis points to 5.7%.

In 2008, the average nominal rate earned reached 14.5% compared to 13.2% in 2007. The average real rate earned over interest-earning assets reached 7.8% in 2008 compared to 6.5% in 2007.  The higher inflation rate in 2008 compared to 2007 had a positive effect on the growth rate of net interest revenue and margins. In 2008, the variation of the UF was 9.33% compared to 7.01% in 2007.  Our net interest revenue will be positively affected by an inflationary environment to the extent that our average UF-denominated interest earning assets exceed our average UF-denominated interest bearing liabilities. Our average UF-denominated interest earning assets exceeded our average UF-denominated interest-bearing liabilities by Ch$2,439,563 million in 2008 compared to Ch$2,548,209 million in 2007. The higher UF inflation rate in 2008 compared to 2007 compensated for the lower UF-gap.   See “Item 5: C. Operating Results—Impact of Inflation” for a quantitative disclosure of the impact of inflation on our result. Going forward, as inflation rates decreases or if the deflationary environment observed since the last quarter of 2008 and the first quarter of 2009 persists, this will place negative pressure on the Bank’s margins.

Total loans in 2008 increased by 9.7% compared to 2007. The increase in net interest revenue was also attributable to an increase in loans and net interest revenue from various business segments.

Loans by segment	Year Ended December 31,			% Change
	2006	2007	2008	2006/2007	2007/2008
	(in millions of constant Ch$ as of December 31, 2008, except percentages)
Total individuals	5,293,500	6,213,172	6,870,509	17.4%	10.6%
SMEs	1,963,624	2,196,263	2,428,779	11.8%	10.6%
Institutional lending	238,079	226,549	224,738	(4.8%)	(0.8%)
Total retail	7,495,203	8,635,984	9,524,026	15.2%	10.3%
Total middle-market	2,782,387	2,718,056	2,882,069	(2.3%)	6.0%
Global banking and markets	1,850,750	1,742,388	2,242,389	(5.9%)	28.7%
Other (1)	495,652	301,853	51,890	(39.1%)	(82.8%)
Total loans	12,623,992	13,398,281	14,700,374	6.1%	9.7%

(1)	Other loans includes interbank loans and non-segmented loans

Net interest revenue from the retail banking segment increased by 16.5% to Ch$728,242 million in 2008, with increases of 17.6% in the individuals segment and 14.4% in the small businesses, or SMEs, segment. This rise in net interest income was due to loan growth, especially in the first three quarters of 2008 before the full effects of the global recession were felt in the Chilean economy. Net interest revenue in the retail segment also benefited from higher inflation rates and an increase in loan yields, in anticipation of an expected rise in credit risk levels.  Compared to 2007, total loans to retail segments increased by 10.3%, with lending to individuals and SMEs both increasing by 10.6% in 2008.

Net interest revenue from the middle-market segment increased by 10.8%, due to loan growth and higher margins in this segment. Loans in the middle-market segment increased 6.0% in the year.

In the global banking and markets segment, net interest revenue increased 34.4%, primarily due to higher loan growth and higher margins. Loans in the global banking and markets segment increased 28.7% in 2008 compared to 2007. This growth was concentrated in the last quarter of the year when the international credit markets contracted as a result of the global financial crisis, resulting in an increase in demand by large Chilean companies for financing from local banks. As foreign banks were negatively affected by liquidity issues in the last part of 2008, many large Chilean companies increased the percentage of financing they obtained from local banks, driving loan growth in this segment. Simultaneously, the Bank increased the interest charged on loans to this segment.

The principal factors negatively affecting the net interest revenue and margin was the increase in short term interest rates throughout most of 2008, as inflation rates increased. As interest-bearing liabilities generally have shorter terms than interest-earning assets, a rise in short term rates has a negative effect on our funding costs. The overnight interbank rate set by the Central Bank increased 224 basis points in 2008 and reached a peak of 8.24%. In 2009, as inflation levels began to descend and economic growth began to contract, the Central Bank reversed its monetary policy with a sharp reduction in rates.

Source: Central Bank of Chile

Other net interest revenue totaled an expense of Ch$47,109 million. This expense includes the cost of financing the Bank’s fixed assets and investment in fixed income for trading. The interest revenue from this portfolio is included as income from mark-to-market and trading.

2007 compared to 2006.  In 2007, net interest revenue increased 22.0% compared to 2006, totaling Ch$775,758 million. During this period, the Bank focused on increasing spreads in various business segments in order to improve profitability. At the same time, an improved funding mix and higher inflation also boosted net interest revenue. As a result, the Bank’s net interest margin increased 90 basis points to 5.6%. The average nominal rate earned on loans was 12.5% in 2007 compared to 9.6% in 2006.

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

Net interest revenue from the retail banking segment increased by 27.6% to Ch$625,093 million in 2007, with increases of 31.0% in the individuals segment and 19.3% in the SMEs segment. Loans to higher yielding retail banking segments increased by 15.2% in 2007 compared to 2006.

Net interest revenue from the middle-market segment increased by 16.2%, primarily due to the Bank’s focus on improving profitability by rising spreads, albeit with lower loan growth in the year. Loans in the middle-market segment decreased 2.3% in the year.

In the global banking and markets segment, net interest revenue increased by 33.4%, primarily due to the higher short-term interest rate and inflation rate environment, which increased spreads, as loan volumes in this segment decreased by 5.9% in the year.

The higher inflation rate in 2007 compared to 2006 also had a positive effect on the growth rate of net interest revenue and margins. In 2007, the variation of the UF was inflation rate in Chile was 7.0% compared to 2.0% in 2006. Our net interest revenue will be positively affected by an inflationary environment to the extent that our average UF-denominated interest earning assets exceed our average UF-denominated interest bearing liabilities. Our average UF-denominated interest-earning assets exceeded our average UF-denominated interest-bearing liabilities by Ch$2,548,209 million in 2007 compared to Ch$2,796,153 million in 2006. The higher inflation rate offset the lower positive UF gap in the period. See “Item 5: D. Operating Results—Impact of Inflation” for a quantitative disclosure of the impact of inflation on our results.

An improved funding mix also helped to sustain margins despite a higher short-term interest rate environment. The ratio of the average balance of free funds (non-interest-bearing demand deposits and shareholders’ equity) to the average balance of interest-earning assets also increased from 25.8% in 2006 to 24.4% in 2007. Therefore, as short-term rates increased and inflation also rose, the return on average free funds expanded.

The principal factors negatively affecting the net interest margin was the increase in short term interest rates. As interest-bearing liabilities generally have shorter terms than interest-earning assets, a rise in short term rates has a negative effect on our funding costs. The higher inflation rate accelerated the pace of short-term interest rate increases in the year. The overnight interbank rate set by the Central Bank increased 100 basis points in 2007. The average 90-day Central Bank rate, a benchmark rate for deposits, increased in nominal terms from 4.83% in 2006 to 5.18% in 2007.

Fee income

The following table sets forth certain components of our income from services (net of fees paid to third parties directly connected to providing those services, principally fees relating to credit card processing and ATM network administration) in the years ended December 31, 2006, 2007 and 2008.

	Year ended December 31,			% Change
	2006	2007	2008	2006/2007	2007/2008
	(in million of constant Ch$ as of December 31, 2008, except percentages)
Checking accounts and lines of credit	65,422	67,227	64,483	2.8%	(4.1%)
Credit, debit and ATM cards	36,265	38,895	43,772	7.3%	12.5%
Collections	32,680	35,989	39,949	10.1%	11.0%
Asset management	23,396	32,512	28,220	39.0%	(13.2%)
Letters of credit	16,265	15,551	17,092	(4.4%)	9.9%
Insurance brokerage	13,509	13,856	15,284	2.6%	10.3%
Custody and brokerage services	2,115	7,540	6,538	256.5%	(13.3%)
Other fees	7,995	6,287	8,255	(21.4%)	31.3%
Total	197,647	217,857	223,593	10.2%	2.6%

2008 compared to 2007. Total net fee income increased by 2.6% to Ch$223,593 million for the year ended December 31, 2008, compared to 2007.

Fees from checking accounts and lines of credit, which includes the maintenance fee for checking accounts and lines of credit and fees charged for the unauthorized overdraft of lines of credit, decreased by 4.1% in 2008 compared to 2007. The total amount of checking account holders increased by 1.7% in 2008 to 574,039. Despite this growth, fee income from lines of credit was negatively affected by the closure of accounts in the SME segment for credit risk reasons. In 2009, regulatory changes may have a negative affect on fees charged for the unauthorized overdraft of lines of credit. These fees represent 39% of fee income included in this item. As of May 2009, this fee can no longer be charged.

Fees from credit, debit and ATM cards increased by 12.5% in 2008 compared to 2007. Fees from credit cards increased by 11.0% to Ch$29,468 million in 2008 compared to 2007. We were the market leader in bank credit card accounts, with a 33.9% market share at year-end 2008 compared to 36.0% market share as of December 31, 2007. The number of our credit card customer accounts increased by 3.3% to 1,139,342 at December 31, 2008 compared to December 31, 2007. Despite a decrease in our market share of credit card accounts, we experienced a 10.3% real increase in purchases, which is the main driver of fee income from this business through merchant discount fees. This rise in purchases was driven by our marketing efforts across the whole spectrum of retail client segments to increase usage of our cards as a means of payment.  Market share in terms of purchases rose to 35.2% in 2008 from 34.0% in 2007.  Going forward, lower economic growth and regulatory changes that will prohibit fees charged over purchases of products with a credit card in installments will negatively affect credit card fees.  Fees from ATM and debit cards increased by 11.9% to Ch$14,304 million in 2008 compared to 2007. Purchases using our debit card increased 21.5% in real terms in 2008 and market share reached 24.2%. The Bank’s ATM network, the largest in Chile, totaled 1,958 machines, decreasing by 2.3% compared to 2007.

Fees from collections increased by 11.0% for the year ended December 31, 2008, compared to 2007, primarily due to the growth of our retail loan book, especially residential mortgage loans that increased by 9.3% in 2008 compared to 2007. This led to an increase in collection of insurance premiums on these loans on behalf of insurance companies.

Fees from our asset management business declined by 13.2% in 2008 compared to 2007. Total funds under management decreased by 23.3% in 2008 compared to 2007 and totaled Ch$2,199,222 million (US$3.5 billion). The instability and decline in the equity markets and the shift from money market funds to bank deposits negatively affected volumes under management and fee income from this business.

The 9.9% increase in fees from letters of credit was mainly due to the rise in business volumes in the middle market and global banking segments and the depreciation of the Chilean peso in the year, as fees from letters of credit are mainly trade related and denominated in foreign currencies.

Insurance brokerage fees increased by 10.3% in 2008 compared to 2007. This was mainly due to greater business volumes in our insurance brokerage subsidiary and higher sale of insurance products through the Bank’s website.

Custody and brokerage fees experienced a decrease of 13.3% in 2008 compared to 2007. This was primarily due to the lower stock brokerage fees as equity markets declined in the year.

The 31.3% increase in other fees in 2008 compared to 2007 was mainly due to a rise in fees from purchases in foreign currencies and other fees linked to the growth of our corporate banking business.

The following table sets forth, for the years indicated, a breakdown of our fee income by segment.

	Year ended December 31,			% Change	% Change
	2006	2007	2008	2006/2007	2007/2008
	(in million of constant Ch$ as of December 31, 2007, except percentages)
Total individuals	125,817	144,079	144,182	14.5%	0.1%
SMEs	34,862	43,728	40,657	25.4%	(7.0%)
Institutional lending	1,460	2,373	1,728	62.5%	(27.2%)
Total retail	162,139	190,180	186,567	17.3%	(1.9%)

	Year ended December 31,			% Change	% Change
	2006	2007	2008	2006/2007	2007/2008
	(in million of constant Ch$ as of December 31, 2007, except percentages)
Total middle-market	17,001	17,278	16,041	1.6%	(7.2%)
Global banking and markets	10,466	14,988	11,497	43.2%	(23.3%)
Other	8,041	(4,589)	9,488	--%	--%
Total	197,647	217,857	223,593	10.2%	2.6%

Retail banking fees decreased by 1.9% in 2008 compared to 2007 mainly as a result of the decrease in fees from lines of credit, especially in the SME segment, and asset management fees.

Fees in the middle market decreased by 7.2% and fees from the global banking and markets segment decreased by 3.3% in 2008 compared to 2007. This reflects the decline in fees from our asset management and brokerage services, both of which were negatively affected by the global financial crisis.

2007 compared to 2006. Total net fee income increased by 10.2% for the year ended December 31, 2007 compared to 2006. The positive economic environment and the growth of the Bank’s client base led to an overall increase in the usage and penetration of bank products in 2007. The Bank’s total retail banking client base increased by 14.1% in 2007, totaling 2.8 million clients. The number of retail clients with a checking account increased by 13.8% in 2007, reaching approximately 565,000. Retail clients (excluding clients of Santander Banefe) who are cross sold, which are defined as clients with checking accounts who also use at least four other banking products, increased by 16.2% at December 31, 2007, compared to December 31, 2006. In Santander Banefe, the number of cross sold clients (clients who also use at least two other banking products) rose by 18.0% at December 31, 2007, compared to December 31, 2006.

Fees from checking accounts and lines of credit increased by 2.8% in 2007 compared to 2006. Our market share in checking accounts increased to 27.9% as of November 2007 compared to 27.1% as of November 2006. In 2007, the Bank opened 34.8% of all new checking accounts in Chile. This was offset by regulatory changes relating to checking account fees. In the beginning of 2007, Chile introduced a regulatory change that prohibited banks from charging certain fees to checking account holders for bad check clearance.

Fees from credit, debit and ATM cards increased by 7.3% in 2007 compared to 2006. We were the market leader in bank credit card accounts, with a 36.0% market share at year-end 2007 compared to 35.8% market share as of December 31, 2006. The number of our credit card customer accounts increased by 16.2% to 1,102,630 at December 31, 2007, compared to December 31, 2006. The transaction volumes of credit cards issued by us, measured in UFs, increased by 12.5% in 2007 compared to 2006. The rise in credit card fees is partially offset by the other credit card expenses reflected in “Other operating losses, net.” The rise in ATM fees was mainly driven by the increase in the number of ATMs installed by the Bank. As of December 31, 2007, the Bank had 2,004 ATMs compared to 1,588 ATMs as of December 31, 2006. The rise in ATMs was offset by increased competition in order to obtain favorable ATM locations.

Fees from collections increased by 10.1% for the year ended December 31, 2007, compared to 2006, primarily due to the growth of our retail loan book that has led to an increase in collection of insurance premiums on these loans on behalf of insurance companies.

Fees from our mutual fund asset management subsidiary increased by 39.0%, in line with the 25.8% rise in asset under management.

The 4.4% decrease in fees from letters of credit was mainly due to the appreciation of the Chilean peso in the year as the majority of these fees are trade related and denominated in foreign currencies.

Fees from insurance brokerage increased by 2.6% in 2007 compared to 2006. This was mainly due to greater business volumes in our insurance brokerage subsidiary and offset by greater competitive pressure.

Stock brokerage fees experienced a 258.2% increase in 2007 compared to the corresponding period in 2006, primarily due to the completion of the merger between Santiago Corredores de Bolsa Ltda, a subsidiary of the Bank, and Santander Investment S.A. Corredores de Bolsa, a non-consolidated affiliate of the Bank, in the first half of

2007. Given the Bank now owns 50.6% of the merged entity and Santander Investment S.A. Corredores de Bolsa had a higher market share in the stock brokerage business than the Bank’s subsidiary, fees from stock brokerage increased significantly in this period.

By segment, changes in our fee income also reflect the increase in retail banking products. Retail banking fees increased by 17.3% in 2007 compared to 2006, mainly due to the rise in fees from mutual funds, cards and collection services.

Fees in the middle market segment increased by 1.6% in 2007 compared to 2006, reflecting the rise in asset management fees which was partially offset by the decline in fees from letters of credit. Fees from the global banking and markets segment increased 43.2% mainly due to improvements in segmentation and the consolidation of the stock brokerage business.

Financial transactions, net

The following table sets forth information regarding our income (expenses) from financial transactions in the years ended December 31, 2006, 2007 and 2008.

	Year ended December 31,			% Change	% Change
	2006	2007	2008	2006/2007	2007/2008
	(in millions of constant Ch$ as of December 31, 2008, except percentages)
Net gains from trading and mark-to-market	135,465	26,796	273,084	(80.2%)	919.1%
Foreign exchange transactions, net	(552)	83,007	(187,042)	--%	--%
Total financial transactions, net	134,913	109,803	86,042	(18.6%)	(21.6%)

2008 compared to 2007.  The net gains from financial transactions, which is the sum of trading activities, mark-to-market adjustments and foreign exchange transactions totaled Ch$86,042 million for the year ended December 31, 2008, representing a decrease of 21.6% compared to the corresponding period in 2007. These results include the results of our Treasury Department’s trading business and financial transactions with customers as well the results of our Financial Management division. Please see Note 5 to our Audited Consolidated Financial Statements for details of total financial transactions, net.

The net results from mark-to-market and trading totaled Ch$273,084 million in 2008, representing an increase of 919.1% compared to 2007. This greater result was mainly due to the higher gains from the mark-to-market of derivatives for trading that totaled Ch$178,883 million in 2008, compared to a loss of Ch$89,751 million in 2007.  A derivative financial instrument held for trading purposes must be marked to market and the unrealized gain or loss recognized in the income statement. These derivatives are mainly comprised of foreign currency forwards, interest rate swaps and cross currency swaps (See: Note 13 to the Audited Consolidated Financial Statements). The most important factor that impacted the value of the derivatives held for trading was the depreciation of the Chilean peso in 2008. These results are mainly offset by the translation loss of assets and liabilities denominated in foreign currencies and recorded as loss in the line item foreign exchange transactions (see below). These results were also partially offset by the 12.7% decrease in results from the mark-to-market and realized gains of the Bank’s fixed income portfolio held for trading that totaled Ch$76,829 million in 2008 and also included in this line item. This was negatively affected by the higher inflationary environment and higher interest rates. This line item also includes the gains from the sale of loans previously charged-off. In 2008, this amounted to Ch$14,370 million compared to Ch$28,085 million in 2007.

	At December 31,
Foreign exchange transactions, net	2007	2008
	(In million of constant Chilean pesos at December 31, 2008)
Exchange gains (losses), net	91,033	(402,927)
Derivative instruments in designated hedge	(17,634)	243,979
Exchange rate gain (losses) from assets denominated in foreign currencies	(9,369)	12,684
Exchange rate gain (losses) from liabilities denominated in foreign currencies	18,977	(40,778)
Total foreign exchange transactions, net	83,007	(187,042)

The net results from foreign exchange transactions, net totaled a loss of Ch$187,042 million, compared to a gain of Ch$83,007 million in 2007. This was mainly due to the Ch$402,927 million exchange loss. A significant portion of our assets and liabilities are denominated in foreign currencies, principally U.S. dollars, and we historically have maintained and may continue to maintain material gaps between the balances of such assets and liabilities. Because such assets and liabilities, as well as interest earned or paid on such assets and liabilities, and gains and losses realized upon the sale of such assets, are translated to Chilean pesos in preparing our financial statements, our reported income is affected by changes in the value of the Chilean peso relative to foreign currencies (principally the U.S. dollar).

These losses are offset by gains recorded in the line mark-to-market and trading from derivatives held for trading (see above) and a Ch$243,979 million gain from derivative instruments in designated foreign currency hedges.  It is important to point out that the translation and mark-to-market of foreign currency derivatives held for trading is recognized as a gain or loss in the net results from mark-to-market and trading and not as foreign exchange transactions. A significant portion of derivatives used to hedge our foreign exchange position are not classified as derivatives for hedging, but for trading, as this type of hedging is not done on a case-by-case basis. Therefore, the Bank cannot classify these derivatives as derivatives for hedging purposes. In order to register a derivative for hedging purposes, the Bank must follow strict guidelines set by the Superintendency of Banks and internal controls, as these derivatives have special accounting procedures (see Item 5: B. Critical Accounting Policies – Derivatives). This distorts the results from mark-to-market and trading and foreign exchange transactions. In order to more easily comprehend the results from financial transactions, net, we present the following table that separates the results by line of business.

	At December 31,
Financial transactions, net	2007	2008	% Change
	(In million of constant Chilean pesos at December 31, 2008)
Santander Global Connect and Market-making	64,502	89,399	38.6%
Proprietary trading	38,029	4,311	(88.7%)
Sale of loans	340	395	16.2%
Sale of charged-off loans	28,085	14,370	(48.8%)
Financial Management (ALCO)	(21,153)	(22,433)	6.1%
Total financial transactions, net	109,803	86,042	(21.6%)

The results from Santander Global Connect (SGC) and market-making mainly include the results from the sale of derivatives to our client base and are a recurring source of income. Santander Global Connect is a specialized platform designed to facilitate the sale of derivatives to a broad range of companies in all segments and through the branch network. The main product sold by SGC are peso/dollar forwards. In 2008, the results from SGC and market-making increased by 38.6% to Ch$89,399 million.

The results from proprietary trading were down by 88.7% in 2008 compared to 2007, mainly as a result of the higher interest and inflation rates. The surge in inflation in mid-2008 in Chile had a negative effect on the Bank’s proprietary trading positions.

The results from Financial Management (Gestión Financiera) totaled a loss of Ch$22,433 million in 2008. The area of Financial Management carries out the function of managing the structural interest rate risk, the structural position in inflation indexed assets and liabilities, shareholders’ equity and liquidity. The aim of Financial Management is to inject stability and recurrence into the net interest income of commercial activities and to assure the Bank complies with internal and regulatory limits regarding liquidity, regulatory capital, reserve requirements and market risk. The 6.1% increase in the loss recognized by Financial Management was mainly due to the negative carry from its foreign exchange derivatives, which was negatively impacted by the spread differential between local and US$ short-term rates. Significant portions of the Bank’s dollar denominated liabilities are swapped into local currency through a short-term foreign exchange derivative portfolio. This portfolio assumes all the carry cost between Ch$ pesos and US$ rates. This carry was significantly higher during 2008 than in 2007. The average spread between the Central Bank reference rate and Fed Funds widened in 2008 to 5.05% compared to (0.25%) in 2007.

2007 compared to 2006. Total financial transactions, net amounted to a gain of Ch$109,803 million for the year ended December 31, 2007 and decreased by 18.6% compared to 2006. This decline was mainly due to the 80.2% decrease in net gains from trading activities and mark-to-market adjustments. The main reasons for this decline was: (i) lower gains from our market making and proprietary trading results. The Bank’s trading positions were negatively affected by the movements of real interest rates, especially in the fourth quarter of 2007. This was partially offset by the results of Santander Global Connect, which includes foreign exchange and derivatives products sold to clients and (ii) a one-time gain of Ch$14,716 million recognized in 2006 as a result of the adoption of new accounting standards reflecting recognizing financial instruments at fair value, which resulted in a gain from trading activities.

Other operating income

	Year ended December 31,			% Change	% Change
	2006	2007	2008	2006/2007	2007/2008
	(in millions of constant Ch$ as of December 31, 2008, except percentages)
Gain on sales of assets received in lieu of payment	3,878	4,808	2,805	24.0%	(41.7%)
Recovery of charge -off of assets received in lieu of payment	9,418	7,593	5,676	(19.4%)	(25.2%)
Income of asset received in lieu of payment	13,296	12,401	8,481	(6.7%)	(31.6%)
Net results from sale of investment in other companies	699	2,298	4,348	228.8%	89.2%
Operational leases	1,175	1,094	1,051	(6.9%)	(3.9%)
Gain on sale of Bank premises and equipment	664	527	390	(20.6%)	(26.0%)
Recovery of expenses	-	11,056	1,246	--%	(88.7%)
Other	945	1,057	996	11.9%	(5.8%)
Sub-total other income	2,784	13,734	3,683	393.3%	(73.2%)

Total other operating income	16,779	28,433	16,512	69.5%	(41.9%)

2008 compared to 2007. Other operating income totaled a gain of Ch$16,512 million in 2008 and decreased by 41.9% compared to 2007. Other operating income primarily includes income from repossessed assets, the sale of shares in investments in other companies and the recovery of expenses and non-credit provisions and contingencies. In 2008, the income from repossessed assets totaled Ch$8,481 million and decreased by 31.6% compared to 2007. Income from the sale of investments in other companies increased by 89.2% mainly as a result of a Ch$974 million one-time gain from the sale of a share in the Santiago Stock Exchange and a Ch$3,368 million gain from the sale of shares in Visa Inc. Finally, other income included in this line item decreased by 73.2% to Ch$3,683 million mainly as a result of lower recoveries of expenses and provisions for other contingencies in 2008 compared to 2007. These contingencies are mainly related to non credit risks, including non specific contingencies, tax contingencies and other non credit contingencies or impairments.

2007 compared to 2006.  In 2007, other operating income totaled Ch$28,433 million and increased by 69.5% compared to 2006. This variation was mainly due to: (i) a gain of Ch$826 million recognized from the sale of a share the Bank held in the Santiago Stock Exchange, (ii) a gain of Ch$1,439 million from the sale of shares in Mastercard and (iii) a Ch$11,056 gain recognized in 2007 from the recovery of provisions for other non-credit contingencies.

Provision for loan losses

Under our loan classification categories, loans are divided into: (i) consumer loans (including loans granted to individuals for the purpose of financing the purchase of consumer goods or payment of services); (ii) residential mortgage loans (including loans granted to individuals for the purchase, construction or improvements of residential real estate, in which the value of the property covers at least 100% of the amount of the loan); and (iii) commercial loans (includes all loans other than consumer loans and residential mortgage loans).

In 2006, we improved our internal provisioning models by not only focusing on non-performance, but introducing statistical models that take into account a borrower’s credit history and indebtedness levels. Group ratings that determine loan loss allowances based only on non-performance are being phased out and replaced by statistical scoring systems. Commencing in December 2006, we no longer analyze large commercial loans on a group basis. All large commercial loans have since been rated on an individual basis. For large commercial loans, leasing and factoring, we assign a risk category level to each borrower and his respective loans. We consider the following risk factors in classifying a borrower’s risk category: the borrower’s industry or sector, owners or managers, financial condition, payment ability and payment history.

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

The following table sets forth, for the years indicated, certain information relating to our provision expenses.

	Year Ended December 31,			% Change
	2006	2007	2008	2006/2007	2007/2008
	(in millions of constant Ch$ as of December 31, 2008, except percentages)
Provision expenses	(30,167)	(62,250)	(55,718)	106.4%	(10.5%)
Charge-offs	(167,854)	(219,004)	(268,129)	30.5%	22.4%
Recoveries for loans previously charged off	55,065	56,587	37,894	2.8%	(33.0%)
Provision expenses, net	(142,956)	(224,667)	(285,953)	57.2%	27.3%
Year-end loans	12,623,992	13,398,281	14,700,374	6.1%	9.7%
Substandard loans (1)	404,181	474,534	680,348	17.4%	43.4%
Past-due loans	108,286	127,025	160,824	17.3%	26.6%
Loan loss allowance	203,640	250,887	285,505	23.2%	13.8%
Substandard loans / Year-end loans	3.20%	3.54%	4.63%
Past due loans / Year-end loans	0.86%	0.95%	1.09%
Expected loan loss ratio (2)	1.61%	1.87%	1.94%
Coverage ratio (3)	188.06%	197.51%	177.53%

(1)
Substandard loans are all mortgage and consumer loans rated B- or worse and all commercial loans rated C2 or worse. In the new loan rating system, substandard loans include all consumer and mortgage loans rated B- or worse and all commercial loans rated C2 or worse.

(2)	Loan loss allowance divided by year end loans.
(3)	Loan loss allowance divided by past due loans.

2008 compared to 2007.  Net provision expense for loan losses totaled Ch$285,953 million for the year ended December 31, 2008, an increase of 27.3% compared to 2007, primarily due to an increase in charge-offs and a reduction in loan loss recoveries.  Provision expense decreased by 10.5% to Ch$55,718 million in 2008 compared to 2007. This decrease was mainly due to an extraordinary provision expense of Ch$15,728 million recognized in 2007 and directly related to the further improvements made to the provisioning model for consumer loans. Excluding this item, provision expense increased by 19.8% in 2008 compared to 2007. This was due to the increase in the Bank’s expected loan loss ratio from 1.87% in 2007 to 1.94% in 2008, in line with the worsening economic environment that resulted in an increase in provisions expense in various business segments. The expected loan loss ratio is calculated according to the guidelines set by the Superintendency of Banks and our Board. This ratio is the main determinant of loan loss allowances. Loan loss allowances must be equal to the loan loss ratio multiplied by total loans growth. Loan growth in the year also resulted in a higher amount of loan loss allowances established. The Bank’s provisioning model based on risk profiles requires every loan to have a provision attached according to risk profile or rating. Therefore, as the loan book grows provision expenses increases.

Charge-offs increased by 22.4% in 2008 compared to 2007, primarily as a result of the growth of our consumer loan portfolio, for which credit risk is higher and loans are requested to be written off within much shorter periods than the rest of the loan portfolio. Charge-offs of the consumer loan portfolio increased by 31.5% to Ch$236,274 million. The rise in inflation has resulted in deterioration in asset quality among individuals due to the negative effects inflation has on purchasing power. This was partially offset by the 40.8% decrease in charge-offs in the mortgage loan portfolio as the balance of residential mortgage loans portfolio to lower income individuals contracted throughout 2008 as the Bank implemented stricter admission standards. Charge-offs of commercial loans also decreased by 15.2% in 2008.

The following table shows charge-offs by Santander-Chile by type of loan.

	Year Ended December 31,			% Change
	2006	2007	2008	2006/2007	2007/2008
	(in millions of constant Ch$ as of December 31, 2008, except percentages)
Consumer loans	119,619	179,700	236,274	50.2%	31.5%
Mortgage loans	6,773	5,780	3,423	(14.7%)	(40.8%)
Commercial loans	41,462	33,524	28,432	(19.1%)	(15.2%)
Total charge-offs	167,854	219,004	268,129	30.5%	22.4%

Recoveries on loans previously charged off decreased by 33.0% in 2008 compared to 2007. In 2007, the Bank performed two large sales of loans previously charged off in the year. These sales resulted in a gain of Ch$28,085 million in 2007 that is recognized as a gain from mark-to-market and trading. This sale also resulted in a reduction in the flow of recoveries in 2008.

Overall asset quality indicators remained healthy in 2008. The ratio of past due loans as a percentage of total loans reached 1.09% compared to 0.95% at year-end 2007. Total substandard loans as a percentage of total loans increased from 3.54% at year-end 2007 to 4.63% at year-end 2008, mainly due to the deterioration of asset quality in the retail business segments. The coverage ratio of past due loans reached 177.53% at year-end 2008 compared to 199.54% at year-end 2007.

The following table sets forth, for the years indicated, the components of our net provision expenses.

	Year Ended December 31,			% Change
	2006	2007	2008	2006/2007	2007/2008
	(in millions of constant Ch$ as of December 31, 2008, except percentages)
Total individuals	(119,042)	(178,046)	(211,875)	49.6%	19.0%
SMEs	(24,381)	(39,949)	(54,360)	63.9%	36.1%
Institutional lending	562	(40)	(290)	--%	625.0%
Total retail	(142,861)	(218,035)	(266,525)	52.6%	22.2%
Total middle-market	(843)	(4,527)	(16,189)	437.0%	257.6%
Global banking and markets	823	(60)	(759)	--%	1,165.0%
Other (1)	(75)	(2,045)	(2,480)	2,626.7%	21.3%
Provision expense, net	(142,956)	(224,667)	(285,953)	57.2%	27.3%

(1)	Consists primarily of additional allowances on loans which are not assigned to any of the above types or segments, if any, and provisions for repossessed assets.

Provision expense increased by 22.2% in the retail banking segment, mainly as a result of the growth of charge-offs in these segments. As previously indicated, the higher inflation in 2008 was the main factor that affected asset quality among individuals. Going forward, despite the lower inflationary environment, the expected rise in unemployment should negatively affect asset quality and provision expense levels among individuals.  In order to contain asset quality indicators among individuals, admission standards are being tightened and loan growth to middle and lower income individuals should contract in 2009. Provision expense among SMEs also increased in 2008 as the economy began to be impacted by the global financial slowdown. A similar situation is expected for 2009 despite expected lower loan growth in this segment. Net provision expense in the middle market and the global banking and markets segment, albeit still low, picked up in 2008 as the economy began to slowdown, especially in the fourth quarter. The Bank expects this situation to worsen in 2009, as economic growth stalls and the risk of recession increases.

2007 compared to 2006. Net provision expenses for loan losses increased by 57.2% in the year ended December 31, 2007 compared to 2006, primarily due to an increase in provision expense and charge-offs. Provision expense rose by 103.0% in 2007 compared to 2006. This growth in provision expenses was due to:

(i) the Bank recognized an extraordinary provision expense of Ch$15,728 million directly related to the further improvements made to the provisioning model for consumer loans. Specifically, the time period used for statistically considering a consumer loan mature, in order to determine the risk level of consumer loans, was extended from 12 to 21 months of history. For a detailed description of the models we use to determine loan loss allowances, see “Item 5: F. Selected Statistical Information—Loan by Economic Activity—Classification of Loan Portfolio”;

(ii) the increase in the Bank’s expected loan loss ratio from 1.61% in 2006 to 1.87% in 2007 in line with the increase in retail lending which is higher yielding, but requires higher provision expense. The expected loan loss ratio is calculated according to the guidelines set by the Superintendency of Banks and our Board. This ratio is the main determinant of loan loss allowances. Loan loss allowances must be equal to the loan loss ratio multiplied by total loans; and

(iii) loan growth. The Bank’s provisioning model based on risk profiles requires every loan to have a provision attached according to risk profile or rating. Therefore as the loan book grows, provision expenses increases.

Charge-offs increased by 30.5% in 2007 compared to 2006, primarily as a result of the growth of our consumer loan portfolio, for which credit risk is higher and loans are requested to be written off within much shorter periods than the rest of the loan portfolio. The segment which experienced the largest deterioration in asset quality was the middle income individual segment. This segment has been hit by the rise in inflation, as this affects a larger portion of their income levels (food, schools, health, mortgage, etc.) This was partially offset by the 14.7% decrease in charge-offs in the mortgage loan portfolio and the 19.1% decline in charge-offs in the commercial loan portfolio.

Recoveries on loans previously charged off decreased by 19.1% in 2007 compared to 2006. This decrease was mainly due to two large sales of loans previously charged off in the year. The gain from these sales is recognized as income in the line item gains from mark-to-market and trading.

Provision expense increased by 52.6% in the retail banking segment, mainly as a result of the growth of our retail loan portfolio, for which credit risk is higher and provisions are required to be made within much shorter periods than the rest of the loan portfolio. Net provision expense in the rest of the segments remained relatively stable, reflecting the generally healthy credit quality indicators in those segments.

Operating expenses

The following table sets forth information regarding our operating expenses in the years ended December 31, 2006, 2007 and 2008.

	Year ended December 31,			% Change
	2006	2007	2008	2006/2007	2007/2008
	(in millions of constant Ch$ as of December 31, 2008, except percentages)
Personnel salaries and expenses	(186,282)	(191,120)	(209,134)	2.6%	9.4%
Administrative expenses	(153,401)	(164,609)	(161,977)	7.3%	(1.6%)
Depreciation and amortization	(42,079)	(45,741)	(51,944)	8.7%	13.6%
Other operating expenses	(42,868)	(44,545)	(42,259)	3.9%	(5.1%)
Total operating expenses	(424,630)	(446,015)	(465,314)	5.0%	4.3%
Efficiency ratio(1)	43.1%	39.4%	38.0%

(1)	The efficiency ratio is the ratio of total operating expenses to total operating revenue. Total operating revenue consists of net interest revenue, fee income, and other operating income.

2008 compared to 2007. Operating expenses in 2008 increased by 4.3% compared to 2007. The efficiency ratio improved from 39.4% in 2007 to 38.0% in 2008. The 9.4% rise in personnel salaries and expenses was mainly due to the 3.8% rise in average headcount in 2008 compared to 2007, an increase in variable incentives to commercial teams for positive performance in the year and real wage growth. In 2008, wages were increased in line with inflation through September, but the deflationary environment in the last months of 2008 resulted in a higher wage increase than inflation for the year.

Administrative expenses decreased 1.6% in 2008 compared to 2007, as the Bank slowed the pace of the expansion of the distribution network. As of December 2008, the Bank’s distribution network totaled 477 branches and 1,958 ATMs. In 2008, the Bank only opened 13 branches and eliminated 46 ATMs.

Depreciation expense increased by 13.6% in 2008 compared to 2007. Even though the Bank slowed the pace of investment in its distribution network in 2008, the strong investment made in previous years, especially at the end of 2007, led to a higher depreciation expense in 2008.

Other operating expenses totaled Ch$42,259 million in 2008 and decreased by 5.1% compared to 2007. Other operating expenses include provisions and expenses related to repossessed assets, client expenses mainly related to our credit card business and other expenses such as non-credit charge-offs, the cost of insurance policies (mainly life insurance) over products, tax paid on interest of foreign debt issued by the Bank and provisions for contingencies are mainly related to non credit risks, including non specific contingencies, tax contingencies and other non credit contingencies or impairments. Total expenses related to repossessed asset reached Ch$9,080 million in 2008 and decreased 27.1% compared to 2007. Other client expenses totaled an expense of Ch$16,652 million and decreased 9.1% compared to 2007. In 2008, the Bank spent less on promotions and client loyalty program related to its credit card business. This was offset by a 20.1% rise in other expenses, which was mainly due to the 30.9% rise in expenses related to insurance products tied to loan products. Provisions for non-credit contingencies totaled Ch$1,102 million in 2008 compared to Ch$1,126 million in 2007. See Note 18 to the Audited Consolidated Financial Statements for details of other operating expenses.

2007 compared to 2006. Operating expenses in 2007 increased by 5.0% compared to 2006. The 2.6% rise in personnel salaries and expenses was mainly due to the 16.6% rise in average headcount in 2007 compared to 2006. This was offset by the end of negotiation bonus paid in conjunction with the signing of the new collective bargaining agreement in the fourth quarter of 2006. This new collective bargaining agreement became effective on March 1, 2007, and will expire on March 1, 2011. As a part of this process, an end of negotiation bonus was paid, which resulted in a one-time cost of Ch$10,086 million in 2006. Excluding this item personnel expenses increased 8.5% and total operating expenses increased by 7.1%.

Administrative expenses increased by 7.3% in 2007 compared to 2006 mainly as a result of large expenses related to our expansion of the distribution network. This also explains the 8.7% rise in depreciations and amortizations. Our efficiency ratio, despite higher costs, continued to improve and reached 39.4% for the year ended December 31, 2007, compared to 43.1% in 2006.

Other operating expenses in 2007 totaled Ch$44,545 million and increased by 3.9% compared to 2006. The rise in client service expenses and credit card expenses was mainly due to the strong investments made in the Bank’s credit card business and call center in 2007. This was offset by a 44.3% decrease in charge-offs of repossessed assets that totaled Ch$8,702 million  in 2007.

Other non-operating results

The following table sets forth information regarding our operating expenses in the years ended December 31, 2006, 2007 and 2007.

	Year ended December 31,			% Change	% Change
	2006	2007	2008	2006/2007	2007/2008
	(in millions of constant Ch$ as of December 31, 2008, except percentages)
Income (loss) attributable to investments in other companies	919	(1,438)	851	--%	--%
Price level restatement	(16,123)	(61,332)	(78,027)	280.4%	27.2%
Total non-operating results	(15,204)	(62,770)	(77,176)	312.9%	23.0%

2008 compared to 2007. In 2008, non-operating results totaled a loss of Ch$77,176 million, which increased by 23.0% compared to the loss in 2007. The loss from price level restatement totaled Ch$78,027 million in 2008, an increase of 27.2% compared to the loss in 2007. We must adjust our capital, fixed assets and other assets for the variations in price levels. Because our capital is larger than the sum of our fixed and other assets, price level restatement usually results in a loss and fluctuates with the inflation rate. The inflation rate used for calculating price level restatement was 8.89% in 2008 and 7.44% in 2007. The higher loss from price level restatement is also partially offset by the positive impact of inflation on net interest income. (See “Item 5: D. Operating Results—Impact of Inflation”).

In line with the new accounting standards to be adopted in 2009, the Bank will no longer be required to adjust its capital, fixed assets and other non financial assets for variations in price levels on a monthly basis and, therefore, will no longer recognize a gain or loss from price level restatement.

This was partially offset by the Ch$851 million gain recognized by the Bank in income attributable to investment in other companies, following a loss of Ch$1,438 million in 2007. This loss was mainly due to a Ch$2,728 million loss recognized by Administrador Financiero Transantiago S.A. The Bank owns 20% of this company that is in charge of bus fare clearing and financial management services for Santiago’s new transportation network. In 2008, this company was recapitalized and the net loss recognized by this company was reduced to Ch$284 million.

2007 compared to 2006.  In 2007, non-operating results totaled a loss of Ch$62,770 million, which increased by 312.9% compared to the loss in 2006. The loss from price level restatement totaled Ch$61,332 million in 2007, an increase of 280.4% compared to the loss in 2006. The inflation rate used for calculating price level restatement increased in 2007 compared to 2006 (7.44% in 2007 and 2.12% in 2006), resulting in a higher loss from price level restatement. The higher loss from price level restatement is also partially offset by the positive impact of inflation on net interest income.

In 2007, the Bank recognized a net loss of Ch$1,438 million from income attributable to investment in other companies. As mentioned above, this was due to the negative results of Administrador Financiero Transantiago S.A.

Income tax

2008 compared to 2007. Our income tax expense increased by 6.1% to Ch$63,728 million in 2008 compared to 2007, primarily due to lower gains from the reversal of deferred taxes in the year. In 2007 the Bank recognized Ch$12,508 million in deferred tax gains compared to a tax expense of Ch$576 million from deferred taxes in 2007. The effective tax rate for 2008 was 16.15% in 2008 and 15.07% in 2007. The statutory corporate tax rate was 17% (see Note 21 of our Audited Consolidated Financial Statements).

2007 compared to 2006. Our income tax expense decreased by 11.8% in 2007 compared to 2006, mainly as a result of higher gains from deferred taxes in the year. In 2007 the Bank recognized Ch$12,508 million in deferred tax gains compared to a tax expense of Ch$3,748 million from deferred taxes in 2006. The effective tax rate for 2007 was 15.07% and 16.92% in 2006.

E. Liquidity and Capital Resources

Sources of Liquidity

Santander Chile’s liquidity depends upon its (i) capital, (ii) reserves and (iii) financial investments, including investments in government securities. To cover any liquidity shortfalls and to augment its liquidity position, Santander-Chile has established lines of credit with foreign and domestic banks and also has access to Central Bank borrowings.

The following table sets forth our contractual obligations and commercial commitments by time remaining to maturity.  As of the date of the filing of this Annual Report, the Bank does not have significant purchase obligations. At December 31, 2008, the scheduled maturities of our contractual obligations and of other commercial commitments, including accrued interest, were as follows:

Contractual Obligations	Due within 1 year	Due after 1 year but within 3 years	Due after 3 years but within 6 years	Due after 6 years	Total
	(in millions of constant Ch$ as of December 31, 2008)
Deposits and other obligations (1)	8,160,035	1,309,234	273,405	13,592	9,756,266
Mortgage finance bonds	54,767	78,845	95,602	115,466	344,680
Subordinated bonds	-	19,420	140,965	527,527	687,912
Bonds	256,582	397,268	335,098	629,832	1,618,780
Chilean Central Bank borrowings:	-	-	-	-	-
Credit lines for renegotiations of Loans	3,012	-	-	-	3,012
Other Central Bank borrowings	269,430	-	-	-	269,430
Borrowings from domestic financial institutions	5,001	-	-	-	5,001
Investments sold under agreements to Repurchase	292,951	853	-	-	293,804
Foreign borrowings	1,107,997	309,055	-	-	1,417,052
Derivatives	484,049	258,434	421,474	305,767	1,469,724
Other obligations	95,921	3,970	2,601	786	103,278
Total of cash obligations	10,729,745	2,377,079	1,269,145	1,592,970	15,968,939

(1)	Excludes demand deposit accounts and saving accounts.

Operational Leases

Certain bank property, plants and equipment are leased under various operating leases. Future minimum rental commitments as of December 31, 2008, under non-cancelable leases are as follows:

As of December 31, 2008
(in millions of constant Ch$ as of December 31, 2008)
Due within 1 year	9,543
Due after 1 year but within 2 years	7,863
Due after 2 years but within 3 years	5,986
Due after 3 years but within 4 years	4,011
Due after 4 years but within 5 years	2,412
Due after 5 years	3,240
Total	33,055

Other Commercial Commitments

At December 31, 2008, the scheduled maturities of other commercial commitments, including accrued interest, were as follows:

Other Commercial Commitments	Due within 1 year	Due after 1 year but within 3 years	Due after 3 years but within 6 years	Due after 6 years	Total 2008
	(in millions of constant Ch$ as of December 2008)
Letters of credit issued	179,884	1,400	4	93	181,381
Letters of credit confirmed	122,386	397	-	-	122,783
Available credit lines	4,041,849	-	-	-	4,041,849
Guarantees	482,070	248,182	35,449	1,026	766,727
Other commercial commitments	143,861	27,717	990	-	172,568
Total other commercial commitments	4,970,050	277,696	36,443	1,119	5,285,308

Capital and Reserves

We currently have regulatory capital in excess of the minimum requirement under the current Chilean regulations. According to the General Banking Law, a bank should have regulatory capital of at least 8% of its risk weighted assets, net of required loan loss allowances, and paid in capital and reserves (i.e., the basic capital, as defined above) of at least 3% of its total assets, net of required loan loss allowances. For these purposes, the regulatory capital of a bank is the sum of (1) the bank’s basic capital, (2) subordinated bonds issued by the bank valued at their placement price for an amount up to 50% of its basic capital; provided that the value of the bonds shall decrease by 20% for each year that elapses during the period commencing six years prior to their maturity, and (3) its voluntary allowances for loan losses, for an amount of up to 1.25% of its risk weighted assets. Santander Chile does not have goodwill, but if it did, this value must be deducted from regulatory capital. When calculating risk weighted assets, the Bank also includes off-balance sheet contingent loans. The merger of Old Santander-Chile and Santiago required a special regulatory pre-approval of the Superintendency of Banks, which was granted on May 16, 2002. The resolution granting this pre-approval imposed a regulatory capital to risk weighted assets ratio of 12% for the merged bank. This indicator was reduced to 11% by the Superintendency of Banks effective January 1, 2005. For purposes of weighing the risk of a bank’s assets, the General Banking Law considers five different categories of assets, based on the nature of the issuer, the availability of funds, and the nature of the assets and the existence of collateral securing such assets.

Circular No. 3410 issued by the Superintendency of Banks, which became effective on January 1, 2008, prescribed new accounting formats for financial statements. Among the changes introduced was the inclusion of a provision for mandatory dividends in shareholders’ equity equivalent to 30% of the period net income attributable to shareholders. Another change is that period net income is included when calculating the Bank’s regulatory capital ratio. Previously, period net income was not included as regulatory capital.

The following table sets forth our regulatory capital at the dates indicated. See Note 14 to our Audited Consolidated Financial Statements for a description of the minimum capital requirements.

	As of December 31,
	2007 (1)	2008
	(in millions of constant Ch$ as of December 31,2008, except percentages)
Base net capital	1,565,885	1,578,045
3% of total assets net of provisions	(611,532)	(659,736)
Excess over minimum required equity	954,353	918,309
Base net capital as a percentage of the total assets, net of provisions	7.68%	7.18%
Regulatory capital	2,069,103	2,166,700
Risk weighted assets	14,071,872	15,704,178
11% of risk-weighted assets	1,547,906	1,727,460
Excess over minimum required equity	521,197	439,240
Regulatory capital as a percentage of risk-weighted assets	14.70%	13.80%

(1)  2007 numbers adjusted for new accounting formats.

The Bank must calculate the credit risk involved on all derivatives contracted OTC with a net asset position and this is included as a risk-weighted assets. On January 30, 2009, the Superintendency of Banks issued Circular No. 3,465 that modified the guidelines for risk-weighting derivatives. If the Bank has a net liability in a derivative position and if this derivative, under certain stress and volatility measures, becomes a net asset position, then the Bank must also include this derivative as a risk-weighted asset. This regulation became effective in April 2009. In 2009, the adoption of accounting standards in line with International Accounting Standards will also have an impact on the level of the Bank’s restated shareholders’ equity. The main impacts are the elimination of the price level restatement of capital and the revaluation of fixed assets.

Below is the calculation of the Bank’s regulatory capital and risk weighted assets as of April 30, 2009, which includes the effects of the new accounting standards, the new guidelines regarding derivatives, post-annual dividend payment and includes year-to-date 2009 results.

(Ch$ million)	April 2009 (in millions of constant Ch$ as of April 30, 2009, except percentages)
Base net capital	1,455,890
Tier II capital	566,569
Regulatory capital	2,022,459
Risk weighted assets	14,135,123
Tier I ratio	10.3%
BIS ratio	14.3%

In 2010, the Superintendency of Banks and the Chilean Congress are scheduled to approve new capital requirements for Chilean banks in line with Basel II accord, which among other amendments require banks to set aside capital for market and operational risks.

The current economic climate has restricted the access of Chilean banks to foreign borrowings. The providers of this funding were mainly European and U.S. banks, which have restricted their interbank lending. These funds are used to match and finance our foreign trade lending.  This has been counterbalanced with local sources of liquidity and the maintenance of overnight dollar deposits in U.S. banks (see Item 5: E. Liquidity and Capital Resources – Financial Investments – Available for Sale).  The Chilean Treasury and the Central Bank have also introduced programs that give banks access to their foreign currency liquidity (see Item 5: D. Operating Results – Chilean Economy). In Chile, liquidity constraints have been significantly lower than our foreign sources, but long-term funding spreads have increased, especially in the bond market.

Financial Investments

The following tables sets forth our investment in Chilean government and corporate securities and certain other financial investments at the dates indicated. Financial investments that have a secondary market are carried at market value. All other financial investments are carried at acquisition cost, plus accrued interest and indexation readjustments, as applicable. Interest income from the trading portfolio is no longer included as interest income, but as income from trading and mark-to-market of securities.

As of December 31, 2008, our largest investments include the following:

Issuer and Security	Aggregate Book Value	Aggregate Market Value
	(in millions of Ch$)
Central Bank Securities	1,723,962	1,743,945
Chilean Treasury Bonds	161,588	164,867
Banco del Estado – Mortgage Finance Bonds	197,523	183,458

a)   Held for Trading

	As of December 31,
	2007	2008
	(in millions of constant Ch$ as of December 31, 2008)
Chilean Central Bank and Government Securities
Chilean Central Bank bonds	601,212	786,263
Chilean Central Bank notes	274,357	218,355
Other Chilean Central Bank and Treasury securities	127,663	71,739
Subtotal	1,003,232	1,076,357
Other Chilean Securities
Deposits in Chilean financial institutions	10,932	-
Mortgage finance bonds	35,621	2,787
Chilean financial institutions bonds	8,430	3,030
Chilean corporate bonds	12,567	24,833
Other Chilean securities	16,706	-
Subtotal	84,256	30,650
Foreign Financial Securities
Other foreign securities	7,543	-
Subtotal	7,543	-
Investments in mutual funds
Mutual funds managed by related entities	91,874	54,624
Subtotal	91,874	54,624

Total	1,186,905	1,161,631

b)  Available for sale

	As of December 31,
	2007	2008
	(in millions of constant Ch$ as of December 31, 2008)
Chilean Central Bank and Government Securities
Chilean Central Bank bonds	307,682	690,123
Chilean Central Bank notes	59,132	49,204
Other Chilean Central Bank and Treasury securities	118,901	93,128
Subtotal	485,715	832,455
Other Chilean Securities
Deposits in Chilean financial institutions	-	1,305
Mortgage finance bonds	297,281	284,033
Chilean corporate bonds	-	13,522
Subtotal	297,281	298,860
Others Financial Securities
Central Bank and Government Foreign Securities	65,949	-
Other Foreign securities (1)	-	448,925
Subtotal	65,949	448,925

Total	848,945	1,580,240
(1)   Corresponds to overnight dollar deposits in the U.S.

c)   Held-to-maturity

No financial investments were classified as held-to-maturity as of December 31, 2007 and 2008.

The following table sets forth an analysis of our investments at December 31, 2008, by remaining maturity and the weighted average nominal rates of such investments.

	Within one year	Weighted average Nominal Rate	After one year but within five years	Weighted average Nominal Rate	After five years but within ten years	Weighted average Nominal Rate	After ten years	Weighted average Nominal Rate	Total	Weighted average Nominal Rate
	(in millions of constant Ch$ as of December 31, 2008)
Held for Trading
Central Bank and Government Securities
Central Bank bonds	192,292	6.8	512,471	4.7	79,749	4.2	1,751	3.2	786,263	5.1
Central Bank notes	23,947	7.8	165,251	4.7	19,977	3.6	9,180	3.3	218,355	4.8
Other Chilean Central Bank and Treasury securities	4	6.1	38,816	3.0	24,632	5.9	8,287	3.2	71,739	4.9
Subtotal	216,243		716,538		124,358		19,218		1,076,357
Other Chilean Securities
Mortgage finance bonds	7	12.7	542	5.8	516	5.3	1,722	4.7	2,787	6.0
Chilean financial institutions bonds	--	--	--	--	--	--	3,030	6.8	3,030	6.8
Chilean corporate bonds	--	--	24,833	5.2	--	--	--	--	24,833	5.2
Subtotal	7		25,375		516		4,752		30,650
Investment in mutual funds
Mutual funds administered by related parties	54,624	7.0	--	--	--	--	--	--	54,624	7.0
Subtotal	54,624		--		--		--		54,624
Total	270,874		741,913		124,874		23,970		1,161,631

	Within one year	Weighted average Nominal Rate	After one year but within five years	Weighted average Nominal Rate	After five years but within ten years	Weighted average Nominal Rate	After ten years	Weighted average Nominal Rate	Total	Weighted average Nominal Rate
	(in millions of constant Ch$ as of December 31, 2008)
Available-for-sale Investments
Central Bank and Government Securities
Central Bank Bonds	98,100	10.3	406,933	5.8	185,090	5.0	-	-	690,123	6.2
Central Bank notes	23,326	2.1	24,738	5.0	1,140	3.5	-		49,204	3.3
Others securities	27,571	5.8	10,841	5.9	32,637	5.9	22,079	3.2	93,128	5.3
Subtotal	148,997		442,512		218,867		22,079		832,455
Other Chilean Securities
Deposits in Chilean Financial Institutions	-	-	1,305	0.7	-	-	-	-	1,305	0.7
Mortgage Finance Bonds	89	6.8	2,843	4.5	18,757	5.4	262,344	4.8	284,033	4.9
Chilean Corporate Bonds	-	-	13,522	5.4	-	-	-	-	13,522	5.4
Subtotal	89		17,670		18,757		262,344		298,860
Other Financial Securities
Other foreign securities	448,925	0.5	-	-	-	-	-	-	448,925	0.5
Subtotal	448,925		-		-		-		448,925
Total	598,011		460,182		237,624		284,423		1,580,240

Credit Risk Ratings

The Bank also has credit ratings from three international agencies.

Moody’s	Rating
Long-term foreign currency bank deposits	A1 (Outlook positive)
Senior bonds	Aa2 (Outlook negative)
Subordinated debt	Aa3 (Outlook negative)
Bank Deposits in Local Currency	Aa2 (Outlook negative)
Bank financial strength	B- (Outlook negative)
Short-term deposits	P-1 Stable

Standard & Poor’s	Rating
Long-term Foreign Issuer Credit	A+
Long-term Local Issuer Credit	A+
Short-term Foreign Issuer Credit	A-1
Short-term Local Issuer Credit	A-1
Outlook	Stable

Fitch	Rating
Foreign Currency Long-term Debt	A+
Local Currency Long-term Debt	A+
Foreign Currency Short-term Debt	F1
Local Currency Short-term Debt	F1
Individual rating	B
Outlook	Stable

Our foreign currency deposit ratings are equivalent to the Chilean sovereign ratings. In the case of Moody’s, our senior and subordinated debt denominated in foreign currency exceed the sovereign ceilings. In May

2009, Moody’s placed our foreign currency senior and subordinated bond ratings, local currency deposit ratings and Bank Financial Strength Rating under review for possible downgrade, following a similar action on the ratings of our parent company, Banco Santander Spain. On June 15, 2009, Moody’s downgraded the credit risk ratings of 25 Spanish banks, but maintained the rating of our parent company, but with negative outlook. Any adverse revisions to our parent company’s ratings and/or Chile’s credit ratings for domestic and international debt by international rating agencies may adversely affect our ratings. Our ratings may also be negatively affected by a worsening of our financial condition, especially in terms of asset quality indicators.

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

Cash Flow

The tables below set forth our main sources of cash. The subsidiaries are not an important source of cash flow for us and therefore have no impact on our ability to meet our cash obligations. No legal or economic restrictions exist on the ability of subsidiaries to transfer funds to us in the form of loans or cash dividends as long as these subsidiaries abide by the regulations of the Ley de Sociedad Anónimas regarding loans to related parties and minimum dividend payments. Please see our Consolidated Statements of Cash Flows in our Audited Consolidated Financial Statements for a detailed breakdown of the Bank’s cash flow.

	Year ended December 31,
	2006	2007	2008
	(in millions of constant Ch$ as of December 31, 2008)
Net cash provided by operating activities	643,209	746,836	776,314

Cash provided by operating activities totaled Ch$776,314 million in 2008 as a result of higher business activity gross of provision for loan losses and price level restatement. The Ch$746,836 million and Ch$643,209 million in cash provided by operating activities in 2007 and 2006, respectively was mainly due to an increase in business activity gross of provisions and price level restatement.

	Year ended December 31,
	2006	2007	2008
	(in millions of constant Ch$ as of December 31, 2008)
Net cash provided by (used in) investing activities	(1,707,362)	(1,796,235)	(2,660,853)

Net cash used in investing activities in 2008 totaled Ch$2,660,853 million. The largest consumption of cash involved the disbursement of loans and the purchase of financial investments in 2008. In 2007, the consumption of cash for investing totaled Ch$1,796,235 million due to loan growth and the purchase of financial investments. In 2006, loan growth consumed cash, but the Bank sold in that period financial investments that financed part of this outflow of cash.

	Year ended December 31,
	2006	2007	2008
	(in millions of constant Ch$ as of December 31, 2008)
Net cash provided by (used in) financing activities	729,525	1,160,299	1,525,005

In 2008, the net cash from financing activities totaled Ch$1,525,005 million and the main sources of these funds were deposits and bond issues.  In 2007, the main sources of cash for financing the Bank’s asset growth were time deposits and bond issuances. In 2006, the main source of funding was deposits as the Bank prep-paid long-term funding in that year.

Deposits and Other Borrowings

The following table sets forth our average daily balance of liabilities for the years ended December 31, 2006, 2007 and 2008, in each case together with the related average nominal interest rates paid thereon.

	Year ended December 31,
	2006			2007			2008
	Average Balance	% of Total Average Liabilities	Average Nominal Rate	Average Balance	% of Total Average Liabilities	Average Nominal Rate	Average Balance	% of Total Average Liabilities	Average Nominal Rate
	(in millions of constant Ch$ as of December 31, 2008, except percentages)
Savings accounts	123,833	0.8%	1.3%	106,574	0.7%	6.2%	100,520	1.5%	8.5%
Time deposits	7,489,585	46.0%	5.5%	7,863,868	45.2%	8.7%	8,343,001	45.4%	9.8%
Central Bank borrowings	98,392	0.6%	5.1%	125,364	0.7%	5.7%	58,546	0.3%	8.6%
Repurchase agreements	638,822	3.9%	5.0%	649,128	3.7%	6.6%	377,410	2.1%	10.6%
Mortgage finance bonds	676,690	4.2%	7.5%	515,187	3.0%	12.4%	372,493	2.0%	15.0%
Other interest bearing liabilities	2,524,616	15.5%	6.4%	2,457,565	14.1%	10.0%	3,345,953	18.2%	14.3%
Subtotal interest bearing liabilities	11,551,938	71.0%	5.7%	11,717,686	67.4%	9.0%	12,597,923	68.5%	11.1%
Non-interest bearing liabilities
Non-interest bearing deposits	2,132,774	13.1%		2,364,661	13.6%		2,458,141	13.4%
Derivatives	160,982	1.0%		519,562	3.0%		1,196,600	6.5%
Other non-interest bearing liabilities	1,077,205	6.6%		1,359,034	7.8%		762,506	4.1%
Shareholders’ equity	1,345,585	8.3%		1,434,298	8.2%		1,377,107	7.5%
Subtotal non-interest bearing liabilities	4,716,546	29.0%		5,677,555	32.6%		5,794,354	31.5%
Total liabilities	16,268,484	100.0%		17,395,241	100.0%		18,392,277	100.0%

Our most important source of funding is our time deposits. Average time deposits represented 45.4% of our average total liabilities and shareholders’ equity in 2008. Our current funding strategy is to continue to utilize all sources of funding in accordance with their costs, their availability and our general asset and liability management strategy. Special emphasis is being placed on lengthening the maturities of time deposits with institutional clients and increasing in general our deposits from retail customers. We also intend to continue to broaden our customer deposit base and to emphasize core deposit funding. We have also followed the strategy in 2008 of increasing senior and subordinated bonds to increase the duration of liabilities and fund the growth of the mortgage portfolio. We believe that broadening our deposit base by increasing the number of account holders has created a more stable funding source.

Composition of Deposits and Other Commitments

The following table sets forth the composition of our deposits and similar commitments at December 31, 2006, 2007 and 2008.

	At December 31,
	2006	2007	2008
	(in millions of constant Ch$ as of December 31, 2008)
Checking accounts	1,811,292	2,161,368	2,270,592
Other demand liabilities	831,094	959,215	472,819
Savings accounts	109,813	105,792	102,951
Time deposits	7,413,761	8,483,320	9,476,026
Other commitments (1)	61,350	73,677	132,603
Total	10,227,310	11,783,372	12,454,991

(1)	Includes primarily leasing accounts payable relating to purchases of equipment.

Maturity of Deposits

The following table sets forth information regarding the currency and maturity of our deposits at December 31, 2008, expressed in percentages of our total deposits in each currency category. UF-denominated deposits are similar to peso-denominated deposits in all respects, except that the principal is readjusted periodically based on variations in the Chilean consumer price index.

	Ch$	UF	Foreign Currencies	Total
Demand deposits	0.1	0.0	10.4	1.8
Savings accounts	0.0	3.1	0.0	1.1
Time deposits:
Maturing within 3 months	63.5	31.4	67.8	53.4
Maturing after 3 but within 6 months	18.0	7.0	9.4	12.8
Maturing after 6 but within 12 months	12.4	18.6	12.3	14.5
Maturing after 12 months	6.0	39.9	0.1	16.4
Total time deposits	99.9	96.9	89.6	97.1
Total deposits	100.0	100.0	100.0	100.0

The following table sets forth information regarding the maturity of our outstanding time deposits in excess of US$100,000 at December 31, 2008.

	Ch$	UF	Foreign Currencies	Total
	(in millions of constant Ch$ as of December 31, 2008)
Time deposits:
Maturing within 3 months	1,689,768	58,548	781,466	2,529,782
Maturing after 3 but within 6 months	923,002	223,395	189,295	1,335,692
Maturing after 6 but within 12 months	416,697	391,591	311,099	1,119,387
Maturing after 12 months	1,315,877	2,006,399	98,892	3,421,168
Total time deposits	4,345,344	2,679,933	1,380,752	8,406,029

Short-term Borrowings

The principal categories of our short-term borrowings are amounts borrowed under foreign trade lines of credit, domestic interbank loans, Central Bank borrowings and repurchase agreements. The table below presents the amounts outstanding at each year-end indicated and the weighted-average nominal interest rate for each such year by type of short-term borrowing.

	As of December 31,
	2006		2007		2008
	Balance	Weighted- Average Nominal Interest Rate	Balance	Weighted- Average Nominal Interest Rate	Balance	Weighted- Average Nominal Interest Rate
	(in millions of constant Ch$ as of December 31, 2008, except for rate data)
Balances under repurchase agreements	23,316	4.9%	181,063	6.5%	292,951	6.3%
Central Bank borrowings	157,257	5.1%	155,027	5.6%	269,430	8.5%
Domestic interbank borrowings	-	-	-	-	5,001	8.1%
Borrowings under foreign trade credit lines	839,974	7.7%	663,005	13.4%	1,107,997	1.9%
Total short-term borrowings	1,020,547	6.6%	999,095	10.9%	1,675,379	3.7%

The following table shows the average balance and the average nominal rate for each short-term borrowing category for the years indicated.

	For the year Ended December 31,
	2006		2007		2008
	Average Balance	Average Nominal Interest Rate	Average Balance	Average Nominal Interest Rate	Average Balance	Average Nominal Interest Rate
	(in millions of constant Ch$ as of December 31, 2008, except for rate data)
Investment under repurchase agreements	638,822	4.9%	649,128	6.5%	377,410	9.9%
Central Bank borrowings	98,392	5.1%	125,364	5.6%	58,546	8.5%
Domestic interbank borrowings	57,669	5.1%	-	-	43,341	8.1%
Borrowings under foreign trade credit lines	1,340,181	5.4%	1,192,559	13.4%	1,276,543	3.9%
Total short-term borrowings	2,135,064	6.9%	1,967,051	10.6%	1,775,840	7.6%

The following table presents the maximum month-end balances of our principal sources of short-term borrowings during the years indicated.

	Maximum 2006 Month-End Balance	Maximum 2007 Month-End Balance	Maximum 2008 Month-End Balance
	(in millions of constant Ch$ as of December 31, 2008)
Investment under repurchase agreements	511,406	219,522	366,244
Central Bank borrowings	356,312	465,579	277,584
Domestic interbank borrowings	4,419	5,251	154,101
Borrowings under foreign trade credit lines	2,055,140	1,550,122	1,751,620
Total short-term borrowings	2,927,277	2,240,474	2,549,549

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

	December 31, 2008
	Long-term	Short-term	Total
	(in millions of constant Ch$ as of December 31, 2008)
Central Bank borrowings	-	269,430	269,430
Credit loans for renegotiations of loans	-	3,012	3,012
Investment under agreements to repurchase	853	292,951	293,804
Mortgage finance bonds	289,913	54,767	344,680
Other borrowings: bonds	1,362,198	256,582	1,618,780
Subordinated bonds	687,912	-	687,912
Borrowings from domestic financial institutions	-	5,001	5,001
Foreign borrowings	309,055	1,107,997	1,417,052
Other obligations	7,357	95,921	103,278
Total borrowings	2,657,288	2,085,661	4,742,949

	December 31, 2007
	Long-term	Short-term	Total
	(in millions of constant Ch$ as of December 31, 2008)
Central Bank borrowings	-	155,027	155,027
Credit loans for renegotiations of loans (a)	-	4,325	4,325
Investment under agreements to repurchase	-	181,063	181,063
Mortgage finance bonds (b)	407,625	62,533	470,158
Other borrowings: bonds (c)	1,333,910	-	1,333,910
Subordinated bonds (d)	542,507	-	542,507
Borrowings from domestic financial institutions	-	-	-
Foreign borrowings (e)	529,855	663,004	1,192,859
Other obligations (f)	11,356	149,657	161,013
Total borrowings	2,825,253	1,215,609	4,040,862

(a)       Credit lines for renegotiations of loans

Central Bank borrowings include credit lines for the renegotiations of loans and other Central Bank borrowings. These credit lines were provided by the Central Bank for the renegotiations of loans due to the need to refinance debts as a result of the economic recession and crisis of the banking system in the early 1980’s. The lines for the renegotiations, which are considered long-term, are related with mortgage loans linked to the UF index and bore a real annual interest rate of 3.0% and 3.0% as of December 31, 2007 and 2008, respectively. The following table sets forth, at the dates indicated, our credit lines for renegotiations of loans.

	At December 31,
	2007	2008
	(in millions of constant Ch$ as of December 31, 2008)
Total credit lines for renegotiations of loans	4,325	3,012

The maturities of the outstanding amounts due under these credit lines, which are considered long-term, are as follows:

At December 31, 2008
(in millions of constant Ch$ as of December 31, 2008)
Due within 1 year	3,012
Total	3,012

(b)       Mortgage finance bonds

These bonds are used to finance the granting of mortgage loans. The outstanding principal amounts of the bonds are amortized on a quarterly basis. The range of maturities of these bonds is between five and twenty years. The bonds are linked to the UF index and bear a real weighted-average annual interest rate of 4.6%. The following table sets forth the remaining maturities of our mortgage finance bonds at December 31, 2008.

At December 31, 2008
(in millions of constant Ch$ as of December 31, 2008)
Due within 1 year	54,767
Due after 1 year but within 2 years	41,211
Due after 2 years but within 3 years	37,635
Due after 3 years but within 4 years	31,284
Due after 4 years but within 5 years	33,655
Due after 5 years	146,128
Total mortgage finance bonds	344,680

(c)       Bonds

The following table sets forth, at the dates indicated, our issued bonds. The bonds are denominated principally in UF or U.S. dollars, and are principally used to fund the Bank’s mortgage portfolio. The U.S. dollar-denominated bonds bear an annual average rate interest rate of 5.75% and 6.08% at December 31, 2007 and 2008, respectively. The UF-denominated bonds bear an annul average interest rate of 4.05% and 4.02%.

	At December 31,
	2007	2008
	(in millions of constant Ch$ as of December 31, 2008)
Santander bonds denominated in U.S. dollars	216,962	256,582
Santander bonds denominated in UF	1,116,948	1,362,198
Total bonds	1,333,910	1,618,780

The maturities of these bonds are as follows:

As of December 31, 2008
(in millions of constant Ch$ as of December 31, 2008)
Due within 1 year	256,582
Due after 1 year but within 2 years	170,358
Due after 2 years but within 3 years	226,910
Due after 3 years but within 4 years	8,805
Due after 4 years but within 5 years	259,768
Due after 5 years	696,357
Total bonds	1,618,780

During 2008, the Bank issued senior bonds in the local market for a total of UF 12.6 million (Ch$270,753 million as of December 31, 2008 or US$558 million). The following are details of the bonds issued.

Senior bonds 2008
Series	Amount	Maturity	Interest rate (%)
Y	UF 4,000,000	6 years	3.50% per year, simple
Y1	UF 3,000,000	5 years	3.50% per year, simple
Y2	UF 3,000,000	25 years	Bullet
Y3	UF 2,000,000	10 years	3.80% per year, compounded
F2	UF 621,000	9 years	4.20% per year, compounded
UF 12,621,000

(d)       Subordinated bonds

The following table sets forth, at the dates indicated, the balances of our subordinated bonds. The following table sets forth, at the dates indicated, our issued subordinated bonds. The bonds are denominated principally in UF or U.S. dollars, and are principally used to fund the Bank’s mortgage portfolio and can be considered in the Bank’s regulatory capital. The US$ denominated subordinated bonds bear an annual average rate interest rate of 6.93% and 6.93% at December 31, 2007 and 2008, respectively. The UF-denominated bonds bear an annul average interest rate of 5.50% and 5.34%.

	As of December 31,
	2007	2008
	(in millions of constant Ch$ as of December 31, 2008)
Subordinated bonds denominated in U.S. dollars	287,116	364,410
Subordinated bonds linked to the UF	255,391	323,502
Total subordinated bonds	542,507	687,912

The maturities of these bonds, which are considered long-term, are as follows.

As of December 31, 2008
(in millions of constant Ch$ as of December 31, 2008)
Due within 1 year	-
Due after 1 year but within 2 years	-
Due after 2 years but within 3 years	19,420
Due after 3 years but within 4 years	141,187
Due after 4 years but within 5 years	-
Due after 5 years	527,305
Total subordinated bonds	687,912

On July 17, 1997, the former Banco Santander issued subordinated bonds denominated in U.S dollars in an aggregate principal amount of US$300 million. The bonds carry a nominal interest rate of 7.0% per annum, with semi-annual interest payments and one repayment of principal after a term of 10 year. These were paid in full in 2008.

On January 16, 2003, the Bank completed the voluntary exchange for its new subordinated bonds, which will mature in 2012. A total of US$221,961,000 in principal of the Santiago bonds was offered and redeemed by the Bank. The bonds carry a nominal interest rate of 7.375% per annum, with semi-annual interest payments and repayment of principal after a term of 10 years.

On December 9, 2004, the Bank issued subordinated bonds denominated in U.S. dollars in an aggregate principal amount of US$300 million. These bonds carry a nominal interest rate of 5.375% per annum, with semi-annual interest payments and repayment of principal after a term of 10 years.

In 2006, the Bank issued subordinated bonds denominated in UF in an aggregate principal amount of UF5,000,000, which bear an average annual rate of 4.4%.

In 2007, the Bank issued subordinated bonds denominated in UF in an aggregate principal amount of UF4,000,000, which bear an average annual rate of 4.0%.

In 2008, the Bank issued subordinated bonds in the local market for a total of UF 3.75 million (Ch$80,447 million or US$128 million as of December 31, 2008). The table below sets forth details of the bonds issued.

Subordinated bonds

Series	Amount	Maturity	Interest rate (%)
G1	UF 3,000,000	25 years	3.90% per year, simple
G2	UF 750,000	25 years	4.80% per year, simple
UF 3,750,000

(e)       Foreign borrowings

These are short-term and long-term borrowings from foreign banks used to fund our foreign trade business. The maturities of these borrowings are as follows.

As of December 31, 2008
(in millions of constant Ch$ as of December 31, 2008)
Due within 1 year	1,107,997
Due after 1 year but within 2 years	143,555
Due after 2 years but within 3 years	165,500
Total foreign borrowings	1,417,052

The foreign borrowings are denominated principally in U.S. dollars, and are principally used to fund the Bank’s foreign trade loans, and bear an annual average interest rate of 1.3% and 3.9% at December 31, 2007 and 2008, respectively. As a result of the global financial crisis, foreign borrowings from correspondent banks have tightened significantly. To offset this, in 2008, the Bank increased overnight deposits in U.S. dollars in its financial investments funded with the inflow of local currency deposits. See Item 5.E: Liquidity and Capital Resources – Financial Investments.

(f)        Other obligations

Other obligations are summarized as follows.

As of December 31, 2008
(in millions of constant Ch$ as of December 31, 2008)
Due within 1 year	54,903
Due after 1 year but within 2 years	2,150
Due after 2 years but within 3 years	1,820
Due after 3 years but within 4 years	1,088
Due after 4 years but within 5 years	808
Due after 5 years	1,491
Total long term obligations	62,260
Amounts due to credit card operators	41,018
Total short-term obligations	41,018
Total other obligations	103,278

Other Off-Balance Sheet Arrangements and Commitments

We are party to transactions with off-balance sheet risk in the normal course of our business. These transactions expose us to credit risk in addition to amounts recognized in the consolidated financial statements.

In 2008, as part of the gradual process of adopting international accounting standards, the Bank reclassified its contingent loans as off-balance sheet items. Contingent loans consist of guarantees granted by us in Chilean peso, UF and foreign currencies (principally U.S. dollars), as well as open and unused letters of credit. The total amount of contingent loans held off-balance sheet as of December 31, 2006, 2007 and 2008 was Ch$1,196,456, Ch$1,293,604 and Ch$1,240,690 million, respectively. Contingent loans are considered in the calculation of risk weighted assets and capital requirements as well as for credit risk reserve requirements.

Other off-balance sheet arrangements include commitments to extend credit such as overdraft protection and credit card lines of credit. Such commitments are agreements to lend to a customer at a future date, subject to the customer compliance with the contractual terms. The aggregate amount of these commitments was Ch$4,041,849 million at December 31, 2008, which will be financed with our deposit base. Since a substantial portion of these commitments is expected to expire without being drawn upon, the total amount of commitments does not necessarily represent our actual future cash requirements. We use the same credit policies in making commitments to extend credit as we do for granting loans. In the opinion of our management, our outstanding commitments do not represent an unusual credit risk.

From time to time, the Bank enters into agreements to securitize certain assets by selling those assets to unconsolidated and unaffiliated entities, which then sell debt securities secured by those assets. These sales are non recourse to the Bank. However, in the past, the Bank has occasionally purchased a subordinated bond issued by the unconsolidated entity. At December 31, 2008, we did not hold any of these subordinated bonds in our investment portfolio.

Asset and Liability Management

Please refer to “Item 11: Quantitative and Qualitative Disclosure about Market Risk—Asset and Liability Management” regarding our policies with respect to asset and liability management.

Capital Expenditures

The following table reflects capital expenditures in each of the three years ended December 31, 2006, 2007 and 2008:

	For the Year Ended December 31,
	2006	2007	2008
	(in millions of constant Ch$ as of December 31, 2008)
Land and Buildings	11,860	14,016	10,311
Machinery and Equipment	9,094	9,269	5,739
Furniture and Fixtures	4,802	5,430	1,574
Vehicles	978	425	589
Other	2,654	3,661	459
Total	29,388	32,801	18,672

The decrease in capital expenditures in 2008 compared to 2007 was mainly due to the lower investment in branches and ATMs.

We do not have any material commitments for capital expenditures for the future.

F. Selected Statistical Information

The following information is included for analytical purposes and should be read in conjunction with our financial statements as well as the discussion in “Item 5: Operating and Financial Review and Prospects.” Pursuant to Chilean GAAP, the financial data in the following tables for all periods through December 31, 2007, have been restated in constant Chilean pesos as of December 31, 2008. The UF is linked to, and is adjusted daily, to reflect changes in the previous month’s Chilean consumer price index. See Note 1.c to our Audited Consolidated Financial Statements.

Average Balance Sheets, Income Earned from Interest-Earning Assets and Interest Paid on Interest-Bearing Liabilities

The average balances for interest-earning assets and interest-bearing liabilities, including interest and readjustments received and paid, have been calculated on the basis of daily balances for us on an unconsolidated basis. Such average balances are presented in Chilean pesos, UFs and in foreign currencies (principally U.S. dollars). Figures from our subsidiaries have been calculated on the basis of monthly balances. The average balances of our subsidiaries, except Santander S.A. Agente de Valores, have not been categorized by currency. As such it is not possible to calculate average balances by currency for such subsidiaries on the basis of daily, weekly or monthly balances.

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

The foreign exchange gains or losses on foreign currency-denominated assets and liabilities have not been included in interest revenue or expense. Similarly, interest on the available for sale investment portfolio does not include trading or mark-to-market gains or losses on these investments. Interest is not recognized during periods in which loans are past due. However, interest received on past due loans includes interest on such loans from the original maturity date. Non-performing loans that are overdue for 90 days or less have been included in each of the various categories of loans, and therefore affect the various averages. Non-performing loans consist of loans as to which either principal or interest is overdue (i.e., non accrual loans) and restructured loans earning no interest. Non-performing loans that are overdue for 90 days or more are shown as a separate category of loans (“Past due loans”). Interest and/or indexation readjustments received on all non-performing U.S. dollar-denominated loans during the periods are included as interest revenue. However, all peso-denominated loans that are classified as non-performing do not accrue interest or indexation adjustments as interest revenue.

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

The average balances for 2006 and 2007 have been reclassified for comparative purposes in line with the changes made to the financial statements for those years under the new accounting formats adopted in 2008. See Item 5B: Critical Accounting Policies.

The following tables show, by currency of denomination, average balances and, where applicable, interest amounts and real rates for our assets and liabilities for the years ended December 31, 2006, 2007 and 2008.

	Year ended December 31,
	2006				2007				2008
	Average Balance	Interest Earned	Average Real Rate	Average Nominal Rate	Average Balance	Interest Earned	Average Real Rate	Average Nominal Rate	Average Balance	Interest Earned	Average Real Rate	Average Nominal Rate
(in millions of constant Ch$ as of December 31, 2008, except for rate data)
ASSETS
INTEREST-EARNING ASSETS
Deposits in Central Bank
Ch$	72,095	4,224	(2.8%)	5.9%	68,628	9,614	4.7%	14.0%	114,052	9,515	(0.5%)	8.3%
UF	-	-	-	-	-	-	-	-	-	-	-	-
Foreign currencies	-	-	-	-	-	-	-	-	-	-	-	-
Subtotal	72,095	4,224	(2.8%)	5.9%	68,628	9,614	4.7%	14.0%	114,052	9,515	(0.5%)	8.3%
Interbank deposits
Ch$	26,474	1,457	(3.1%)	5.5%	-	-	-	-	-	-	-	-
UF	7,691	512	(2.1%)	6.7%	-	-	-	-	-	-	-	-
Foreign currencies	-	-	-	-	-	-	-	-	-	-	-	-
Subtotal	34,165	1,969	(2.9%)	5.8%	-	-	-	-	-	-	-	-
Financial investments
Ch$	557,431	40,501	(1.5%)	7.3%	611,401	56,124	0.3%	9.2%	851,635	80,356	0.5%	9.4%
UF	231,532	32,871	4.9%	14.2%	246,954	45,979	8.9%	18.6%	614,704	51,794	(0.4%)	8.4%
Foreign currencies	1,012,676	37,979	22.7%	3.8%	651,289	23,414	22.6%	3.6%	900,291	5,888	19.1%	0.7%
Subtotal	1,801,639	111,351	12.9%	8.1%	1,509,644	125,517	11.3%	11.6%	2,366,630	138,038	7.3%	8.7%
Commercial Loans
Ch$	2,834,507	345,422	3.0%	12.2%	2,891,921	341,623	2.7%	11.8%	3,248,857	456,356	4.7%	14.0%
UF	3,292,928	230,047	(1.7%)	7.0%	3,176,142	369,306	2.5%	11.6%	3,015,409	410,113	4.3%	13.6%
Foreign currencies	742,060	42,586	25.1%	5.7%	789,394	51,522	26.0%	6.5%	1,076,102	60,080	24.9%	5.6%
Subtotal	6,869,495	618,055	3.1%	9.8%	6,857,457	762,451	5.3%	11.3%	7,340,368	926,549	7.5%	13.3%
Consumer loans
Ch$	1,462,944	323,756	12.2%	22.1%	1,769,145	406,274	12.9%	23.0%	1,836,233	449,591	14.3%	24.5%
UF	20,469	4,362	11.4%	21.3%	42,073	6,644	6.3%	15.8%	113,148	18,161	6.6%	16.1%
Foreign currencies	6,618	-	18.3%	-	8,047	-	18.3%	-	8,161	-	18.3%	-
Subtotal	1,490,031	328,118	12.2%	22.1%	1,819,265	412,918	12.8%	22.9%	1,957,542	467,752	13.9%	24.2%
Mortgage loans
Ch$	1,582	44	(5.6%)	2.8%	4,401	253	(2.9%)	5.7%	14,359	1,310	0.2%	9.1%
UF	3,070,215	221,915	(1.5%)	7.2%	3,352,463	402,244	2.9%	12.0%	3,637,661	510,362	4.7%	14.0%
Foreign currencies	-	-	-	-	-	-	-	-	-	-	-	-
Subtotal	3,071,797	221,959	(1.5%)	7.2%	3,356,864	402,497	2.9%	12.0%	3,652,020	511,672	4.7%	14.0%
Interbank Loans
Ch$	29,931	1,526	(3.5%)	5.1%	49,323	2,623	(3.3%)	5.3%	16,838	1,077	(2.3%)	6.4%
UF	-	-	-	-	-	-	-	-	-	-	-	-
Foreign currencies	47,192	2,500	24.6%	5.3%	36,931	2,031	24.8%	5.5%	5,618	196	22.4%	3.5%
Subtotal	77,123	4,026	13.7%	5.2%	86,254	4,654	8.7%	5.4%	22,512	1,273	3.9%	6.0%
Investments under agreements to resell
Ch$	11,749	728	(2.5%)	6.2%	11,133	678	(2.6%)	6.1%	21,148	1,610	(1.2%)	7.6%
UF	-	-	-	-	-	-	-	-	-	-	-	-
Foreign currencies	-	-	-	-	-	-	-	-	-	-	-	-

	Year ended December 31,
	2006				2007				2008
	Average Balance	Interest Earned	Average Real Rate	Average Nominal Rate	Average Balance	Interest Earned	Average Real Rate	Average Nominal Rate	Average Balance	Interest Earned	Average Real Rate	Average Nominal Rate
(in millions of constant Ch$ as of December 31, 2008, except for rate data)
Subtotal	11,749	728	(2.5%)	6.2%	11,133	678	(2.6%)	6.1%	21,148	1,610	(1.2%)	7.6%
Threshold
Ch$	-	-	-	-	-	-	-	-	-	-	-	-
UF	-	-	-	-	-	-	-	-	-	-	-	-
Foreign currencies	48,644	4,850	30.1%	10.0%	124,351	12,263	30.0%	9.9%	224,449	4,703	20.8%	2.1%
Subtotal	48,644	4,850	30.1%	10.0%	124,351	12,263	30.0%	9.9%	224,449	4,703	20.8%	2.1%
Total interest-earning assets (1)
Ch$	4,996,713	717,658	5.0%	14.4%	5,405,952	817,189	5.7%	15.1%	6,103,122	999,815	6.9%	16.4%
UF	6,622,835	489,707	(1.4%)	7.4%	6,817,632	824,173	2.9%	12.1%	7,380,978	990,430	4.2%	13.4%
Foreign currencies	1,857,190	87,915	23.9%	4.7%	1,610,012	89,230	24.9%	5.5%	2,214,621	70,867	22.1%	3.2%
Subtotal	13,476,738	1,295,280	4.5%	11.1%	13,833,596	1,730,592	6.5%	13.2%	15,698,721	2,061,112	7.8%	14.5%

(1)	Pursuant to Chilean GAAP, Santander-Chile also includes contingent loans as interest-earning assets. See “Item 5: F. Selected Statistical Information—Loan Portfolio—Contingent Loans.”

	Year ended December 31,
	2006				2007				2008
	Average Balance	Interest Earned	Average Real Rate	Average Nominal Rate	Average Balance	Interest Earned	Average Real Rate	Average Nominal Rate	Average Balance	Interest Earned	Average Real Rate	Average Nominal Rate
	(in millions of constant Ch$ as of December 31, 2008, except for rate data)
NON-INTEREST-EARNING ASSETS
Cash
Ch$	258,529	-	-	-	361,132	-	-	-	274,832	-	-	-
UF	-	-	-	-	-	-	-	-	-	-	-	-
Foreign currencies	16,617	-	-	-	19,159	-	-	-	19,432	-	-	-
Subtotal	275,146	-	-	-	380,291	-	-	-	294,264	-	-	-
Reserves for loan losses						-	-	-		-	-	-
Ch$	(181,190)	-	-	-	(224,080)	-	-	-	(258,140)	-	-	-
UF	-	-	-	-	-	-	-	-	-	-	-	-
Foreign currencies	-	-	-	-	-	-	-	-	-	-	-	-
Subtotal	(181,190)	-	-	-	(224,080)	-	-	-	(258,140)	-	-	-
Fixed Assets						-	-	-		-	-	-
Ch$	266,183	-	-	-	258,588	-	-	-	257,548	-	-	-
UF	-	-	-	-	-	-	-	-	-	-	-	-
Foreign currencies	-	-	-	-	-	-	-	-	-	-	-	-
Subtotal	266,183	-	-	-	258,588	-	-	-	257,548	-	-	-
Derivatives						-	-	-		-	-	-
Ch$	(336,735)	-	-	-	990,790	-	-	-	1,861,855	-	-	-
UF	(301,920)	-	-	-	(1,219,772)	-	-	-	(1,507,963)	-	-	-
Foreign currencies	813,932	-	-	-	773,616	-	-	-	1,064,876	-	-	-
Subtotal	175,277	-	-	-	544,634	-	-	-	1,418,768	-	-	-
Financial investments trading(1)						-	-	-		-	-	-
Ch$	226,173	-	-	-	95,610	-	-	-	123,874	-	-	-
UF	425,346	-	-	-	456,877	-	-	-	308,302	-	-	-
Foreign currencies	192,153	-	-	-	123,534	-	-	-	28,367	-	-	-
Subtotal	843,672	-	-	-	676,021	-	-	-	460,543	-	-	-
Other assets						-	-	-		-	-	-
Ch$	798,043	-	-	-	576,845	-	-	-	224,505	-	-	-
UF	33,504	-	-	-	369,653	-	-	-	66,754	-	-	-
Foreign currencies	581,111	-	-	-	979,693	-	-	-	364,946	-	-	-
Subtotal	1,412,658	-	-	-	1,926,191	-	-	-	656,205	-	-	-
Total non-interest earning assets						-	-	-		-	-	-
Ch$	1,031,003	-	-	-	2,058,885	-	-	-	2,484,474	-	-	-
UF	156,930	-	-	-	(393,242)	-	-	-	(1,132,907)	-	-	-
Foreign currencies	1,603,813	-	-	-	1,896,002	-	-	-	1,477,621	-	-	-
Total	2,791,746	-	-	-	3,561,645	-	-	-	2,829,188	-	-	-
TOTAL ASSETS
Ch$	6,027,716	717,658	-	-	7,464,837	817,189	-	-	8,587,596	999,815	-	-
UF	6,779,765	489,707	-	-	6,424,390	824,173	-	-	6,248,071	990,430	-	-
Foreign currencies	3,461,003	87,915	-	-	3,506,014	89,230	-	-	3,692,242	70,867	-	-
Total	16,268,484	1,295,280	-	-	17,395,241	1,730,592	-	-	18,527,909	2,061,112	-	-

	Year ended December 31,
	2006				2007				2008
	Average Balance	Interest Paid	Average Real Rate	Average Nominal Rate	Average Balance	Interest Paid	Average Real Rate	Average Nominal Rate	Average Balance	Interest Paid	Average Real Rate	Average Nominal Rate
(in millions of constant Ch$ as of December 31, 2008, except for rate data)
LIABILITIES AND SHAREHOLDERS' EQUITY
INTEREST-BEARING LIABILITIES
Savings accounts
Ch$	695	11	(6.7%)	1.6%	724	12	(6.6%)	1.7%	739	13	(6.5%)	1.8%
UF	123,138	1,587	(7.0%)	1.3%	105,850	6,593	(2.4%)	6.2%	99,781	8,516	(0.3%)	8.5%
Foreign currencies	-	-	-	-	-	-	-	-	-	-	-	-
Subtotal	123,833	1,598	(7.0%)	1.3%	106,574	6,605	(2.4%)	6.2%	100,520	8,529	(0.3%)	8.5%
Time deposits
Ch$	3,939,384	233,461	(2.7%)	5.9%	3,944,650	275,742	(1.7%)	7.0%	3,879,461	291,134	(1.3%)	7.5%
UF	2,454,702	114,833	(3.9%)	4.7%	2,693,822	296,212	1.9%	11.0%	2,958,841	368,973	3.3%	12.5%
Foreign currencies	1,095,499	59,954	(3.1%)	5.5%	1,225,396	56,416	(3.9%)	4.6%	1,504,699	55,842	(4.8%)	3.7%
Subtotal	7,489,585	408,248	(3.2%)	5.5%	7,863,868	628,370	(0.8%)	8.7%	8,343,001	715,949	(0.3%)	9.8%
Central Bank borrowings
Ch$	38,465	2,031	(3.3%)	5.3%	120,707	6,519	(3.2%)	5.4%	55,300	4,570	(0.6%)	8.3%
UF	59,927	2,978	(3.6%)	5.0%	4,657	455	0.8%	9.8%	3,246	386	2.8%	11.9%
Foreign currencies	-	-	-	-	-	-	-	-	-	-	-	-
Subtotal	98,392	5,009	(3.5%)	5.1%	125,364	6,974	(3.1%)	5.7%	58,546	4,956	(0.4%)	8.6%
Repurchase agreements
Ch$	448,675	22,535	(3.6%)	5.0%	464,229	32,594	(1.7%)	7.0%	312,352	34,487	2.0%	11.0%
UF	13,294	665	(3.6%)	5.0%	35,884	1,769	(3.6%)	4.9%	9,080	940	1.3%	10.4%
Foreign currencies	176,853	8,979	(3.5%)	5.1%	149,015	7,965	(3.3%)	5.3%	55,978	1,925	(5.0%)	3.4%
Subtotal	638,822	32,179	(3.6%)	5.0%	649,128	42,328	(2.2%)	6.6%	377,410	37,352	0.9%	10.6%
Mortgage finance bonds
Ch$	-	-	-	-	-	-	-	-	-	-	-	-
UF	676,690	50,461	(1.3%)	7.5%	515,187	63,800	3.2%	12.4%	372,493	55,713	5.6%	15.0%
Foreign currencies	-	-	-	-	-	-	-	-	-	-	-	-
Subtotal	676,690	50,461	(1.3%)	7.5%	515,187	63,800	3.2%	12.4%	372,493	55,713	5.6%	15.0%
Other interest-bearing liabilities
Ch$	56,960	2,980	(3.4%)	5.2%	38,890	2,712	(1.8%)	7.0%	71,536	5,488	(1.1%)	7.7%
UF	498,931	37,922	(1.2%)	7.6%	876,023	117,092	4.1%	13.4%	1,497,974	260,230	7.8%	17.4%
Foreign currencies	1,968,725	121,062	(2.5%)	6.1%	1,542,652	86,953	(3.0%)	5.6%	1,776,442	75,854	(4.2%)	4.3%
Subtotal	2,524,616	161,964	(2.3%)	6.4%	2,457,565	206,757	(0.5%)	10.0%	3,345,952	341,572	1.2%	14.3%
Total interest-bearing liabilities
Ch$	4,484,179	261,018	(2.8%)	5.8%	4,569,200	317,579	(1.8%)	7.0%	4,319,388	335,692	(1.0%)	7.8%
UF	3,826,682	208,446	(3.2%)	5.4%	4,231,423	485,921	2.4%	11.5%	4,941,415	694,758	4.7%	14.1%
Foreign currencies	3,241,077	189,995	(2.8%)	5.9%	2,917,063	151,334	(3.4%)	5.2%	3,337,119	133,621	(4.5%)	4.0%
Total	11,551,938	659,459	(2.9%)	5.7%	11,717,686	954,834	(0.7%)	9.0%	12,597,922	1,164,071	0.3%	11.1%

	Year ended December 31,
	2006				2007				2008
	Average Balance	Interest Paid	Average Real Rate	Average Nominal Rate	Average Balance	Interest Paid	Average Real Rate	Average Nominal Rate	Average Balance	Interest Paid	Average Real Rate	Average Nominal Rate
	(in millions of constant Ch$ as f December 31, 2008, except for rate data)
NON-INTEREST-BEARING LIABILITIES
Non-interest-bearing demand deposits
Ch$	2,132,730	-	-	-	2,364,611	-	-	-	2,457,135	-	-	-
UF	40	-	-	-	27	-	-	-	25	-	-	-
Foreign currencies	4	-	-	-	23	-	-	-	981	-	-	-
Subtotal	2,132,774	-	-	-	2,364,661	-	-	-	2,458,141	-	-	-
Derivatives
Ch$	319,470	-	-	-	437,948	-	-	-	1,027,615	-	-	-
UF	(107)	-	-	-	67,599	-	-	-	168,985	-	-	-
Foreign currencies	(158,381)	-	-	-	14,015	-	-	-	135,632	-	-	-
Subtotal	160,982	-	-	-	519,562	-	-	-	1,332,232	-	-	-
Other non-interest-bearing liabilities
Ch$	708,352	-	-	-	1,000,537	-	-	-	416,760	-	-	-
UF	191,541	-	-	-	248,195	-	-	-	244,874	-	-	-
Foreign currencies	177,312	-	-	-	110,302	-	-	-	100,873	-	-	-
Subtotal	1,077,205	-	-	-	1,359,034	-	-	-	762,507	-	-	-
Equity
Ch$	1,345,585	-	-	-	1,434,298	-	-	-	1,377,107	-	-	-
UF	-	-	-	-	-	-	-	-	-	-	-	-
Foreign currencies	-	-	-	-	-	-	-	-	-	-	-	-
Subtotal	1,345,585	-	-	-	1,434,298	-	-	-	1,377,107	-	-	-
Total non-interest-bearing liabilities and shareholders’ equity
Ch$	4,506,137	-	-	-	5,237,394	-	-	-	5,278,617	-	-	-
UF	191,474	-	-	-	315,821	-	-	-	413,884	-	-	-
Foreign currencies	18,935	-	-	-	124,340	-	-	-	237,486	-	-	-
Total	4,716,546	-	-	-	5,677,555	-	-	-	5,929,987	-	-	-
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY
Ch$	8,990,316	261,018	-	-	9,806,594	317,579	-	-	9,598,005	335,692	-	-
UF	4,018,156	208,446	-	-	4,547,244	485,921	-	-	5,355,299	694,758	-	-
Foreign currencies	3,260,012	189,995	-	-	3,041,403	151,334	-	-	3,574,605	133,621	-	-
Total	16,268,484	659,459	-	-	17,395,241	954,834	-	-	18,527,909	1,164,071	-	-
(1) Note: In line with the new classification of Circular No. 3410 issued by the Superintendency of Banks, which became effective on January 1, 2008, prescribed new accounting formats for financial statements. The new accounting formats are congruent with International Accounting Standards, but do not involve a change in accounting standards. These changes included the reclassification of interest income gained on the financial investments held for trading from interest revenue to gains from trading and mark-to-market.  For this reason these assets are considered non-interest earning. The amount of interest that was reclassified for the twelve-month period ending December 31, 2006, 2007 and 2008 was Ch$65,713 million, Ch$75,288 million and Ch$72,928 million, respectively.

Changes in Net Interest Revenue and Interest Expense: Volume and Rate Analysis

The following table allocates, by currency of denomination, changes in our interest revenue and interest expense between changes in the average volume of interest-earning assets and interest-bearing liabilities and changes in their respective nominal interest rates for 2008 compared to 2007 and 2007 compared to 2006. Volume and rate variances have been calculated based on movements in average balances over the period and changes in nominal interest rates on average interest-earning assets and average interest-bearing liabilities.

	Increase (Decrease) from 2006 to 2007				Increase (Decrease) from 2007 to 2008
	Due to Changes in				Due to Changes in
				Net Change				Net Change
			Rate and	from 2006 to			Rate and	from 2007 to
	Volume	Rate	Volume	2007	Volume	Rate	Volume	2008
ASSETS
Interest-earning assets
Deposits with Central Bank
Ch$	(205)	5,840	(245)	5,390	6,387	(3,903)	(2,583)	(99)
UF	-	-	-	-	-	-	-	-
Foreign currency	-	-	-	-	-	-	-	-
Total	(205)	5,840	(245)	5,390	6,387	(3,903)	(2,583)	(99)
Interbank deposits
Ch$	(1,457)	(1,457)	1,457	(1,457)	-	-	-	-
UF	(512)	(512)	512	(512)	-	-	-	-
Foreign currency	-	-	-	-	-
Total	(1,969)	(1,969)	1,969	(1,969)	-	-	-	-
Financial investments
Ch$	3,940	10,592	1,091	15,623	22,369	1,330	533	24,232
UF	2,207	10,215	686	13,108	68,464	(25,169)	(37,480)	5,815
Foreign currency	(13,431)	(1,875)	741	(14,565)	8,882	(19,037)	(7,371)	(17,526)
Total	(7,284)	18,932	2,518	14,166	99,715	(42,876)	(44,318)	12,521
Commercial loans
Ch$	7,318	(10,933)	(184)	(3,799)	42,556	64,022	8,155	114,733
UF	(8,344)	153,166	(5,563)	139,259	(18,006)	61,347	(2,534)	40,807
Foreign currency	2,682	5,876	378	8,936	18,443	(7,255)	(2,630)	8,558
Total	1,656	148,109	(5,369)	144,396	42,993	118,114	2,991	164,098
Consumer loans
Ch$	66,844	12,954	2,720	82,518	15,550	26,731	1,036	43,317
UF	4,599	(1,127)	(1,190)	2,282	11,193	123	201	11,517
Foreign currency	-	-	-	-	-	-	-	-
Total	71,443	11,827	1,530	84,800	26,743	26,854	1,237	54,834
Mortgage loans
Ch$	51	57	101	209	928	39	90	1,057
UF	15,602	150,858	13,869	180,329	78,623	27,183	2,312	108,118
Foreign currency	-	-	-	-	-	-	-	-
Total	15,653	150,915	13,970	180,538	79,551	27,222	2,402	109,175
Interbank loans
Ch$	995	62	40	1,097	(1,729)	541	(358)	(1,546)
UF	-	-	-	-	-	-	-	-
Foreign currency	(543)	95	(21)	(469)	(1,722)	(739)	626	(1,835)
Total	452	157	19	628	(3,451)	(198)	268	(3,381)
Investments Under Agreements to Resell
Ch$	(39)	(12)	1	(50)	614	167	151	932
UF	-	-	-	-	-	-	-	-
Foreign currency	-	-	-	-	-	-	-	-
Total	(39)	(12)	1	(50)	614	167	151	932
Threshold
Ch$	-	-	-	-	-	-	-	-
UF	-	-	-	-	-	-	-	-

	Increase (Decrease) from 2006 to 2007				Increase (Decrease) from 2007 to 2008
	Due to Changes in				Due to Changes in
				Net Change				Net Change
			Rate and	from 2006 to			Rate and	from 2007 to
	Volume	Rate	Volume	2007	Volume	Rate	Volume	2008
Foreign currency	7,543	(51)	(79)	7,413	9,927	(9,687)	(7,800)	(7,560)
Total	7,543	(51)	(79)	7,413	9,927	(9,687)	(7,800)	(7,560)
Total interest-earning assets
Ch$	77,447	17,103	4,981	99,531	86,675	88,927	7,024	182,626
UF	13,552	312,600	8,314	334,466	140,274	63,484	(37,501)	166,257
Foreign currency	(3,749)	4,045	1,019	1,315	35,530	(36,718)	(17,175)	(18,363)
Total	87,250	333,748	14,314	435,312	262,479	115,693	(47,652)	330,520

	Increase (Decrease) from 2006 to 2007 Due to Changes in				Increase (Decrease) from 2007 to 2008 Due to Changes in
	Volume	Rate	Rate and Volume	Net Change from 2006 to 2007	Volume	Rate	Rate and Volume	Net Change from 2007 to 2008
LIABILITIES
Interest-bearing liabilities
Savings accounts
Ch$	-	1	-	1	-	1	-	1
UF	(220)	6,067	(841)	5,006	(375)	2,437	(139)	1,923
Foreign currencies	-	-	-	-	-	-	-	-
Subtotal	(220)	6,068	(841)	5,007	(375)	2,438	(139)	1,924
Time deposits
Ch$	299	41,933	49	42,281	(4,363)	20,073	(318)	15,392
UF	11,252	155,047	15,080	181,379	28,952	39,957	3,852	72,761
Foreign currencies	7,158	(9,553)	(1,143)	(3,538)	12,918	(10,988)	(2,504)	(574)
Subtotal	18,709	187,427	13,986	220,122	37,507	49,042	1,030	87,579
Central Bank borrowings
Ch$	4,365	39	84	4,488	(3,544)	3,495	(1,900)	(1,949)
UF	(2,758)	2,882	(2,647)	(2,523)	(138)	98	(29)	(69)
Foreign currencies	-	-	-	-	-	-	-	-
Subtotal	1,607	2,921	(2,563)	1,965	(3,682)	3,593	(1,929)	(2,018)
Repurchase agreements
Ch$	777	8,972	310	10,059	(10,621)	18,587	(6,073)	1,893
UF	1,138	(12)	(22)	1,104	(1,318)	1,968	(1,479)	(829)
Foreign currencies	(1,336)	388	(66)	(1,014)	(4,954)	(2,850)	1,764	(6,040)
Subtotal	579	9,348	222	10,149	(16,893)	17,705	(5,788)	(4,976)
Mortgage finance bonds
Ch$	-	-	-	-	-	-	-	-
UF	(12,053)	33,246	(7,854)	13,339	(17,729)	13,365	(3,723)	(8,087)
Foreign currencies	-	-	-	-	-	-	-	-
Subtotal	(12,053)	33,246	(7,854)	13,339	(17,729)	13,365	(3,723)	(8,087)
Other interest-bearing liabilities
Ch$	(945)	1,007	(330)	(268)	2,278	271	227	2,776
UF	28,559	28,839	21,772	79,170	83,251	35,011	24,876	143,138
Foreign currencies	(26,240)	(9,944)	2,075	(34,109)	12,692	(20,654)	(3,137)	(11,099)
Subtotal	1,374	19,902	23,517	44,793	98,221	14,628	21,966	134,815
Total interest-bearing liabilities
Ch$	4,496	51,952	113	56,561	(16,250)	42,427	(8,064)	18,113
UF	25,918	226,069	25,488	277,475	92,643	92,836	23,358	208,837
Foreign currencies	(20,418)	(19,109)	866	(38,661)	20,656	(34,492)	(3,877)	(17,713)
Total	9,996	258,912	26,467	295,375	97,049	100,771	11,417	209,237

Interest-Earning Assets: Net Interest Margin

The following table analyzes, by currency of denomination, the levels of average interest-earning assets and net interest earned by Santander-Chile, and illustrates the comparative margins obtained, for each of the years indicated in the table.

	Year ended December 31,
	2006	2007	2008
	( in millions of constant Ch$ as of December 31, 2008, except percentages)
Total average interest-earning assets
Ch$	4,996,713	5,405,952	6,103,122
UF	6,622,835	6,817,632	7,380,978
Foreign currencies	1,857,190	1,610,012	2,214,621
Total	13,476,738	13,833,596	15,698,721
Net interest earned (1)
Ch$	456,640	499,610	664,123
UF	281,261	338,252	295,672
Foreign currencies	(102,080)	(62,104)	(62,754)
Total	635,821	775,758	897,041
Net interest margin (2)
Ch$	9.1%	9.2%	10.9%
UF	4.2%	5.0%	4.0%
Foreign currencies	(5.5%)	(3.9%)	(2.8%)
Total	4.7%	5.6%	5.7%

(1)	Net interest earned is defined as interest revenue earned less interest expense incurred.

(2)	Net interest margin is defined as net interest earned divided by total average interest-earning assets.

Return on Equity and Assets; Dividend Payout

The following table presents certain information and selected financial ratios for Santander-Chile for the years indicated.

	Year ended December 31,
	2006	2007	2008
	(in millions of constant Ch$ as of December 31, 2008, except for percentages)
Net income	334,282	338,324	331,017
Average total assets	16,268,484	17,395,241	18,527,909
Average equity	1,345,585	1,434,298	1,377,107
Net income as a percentage of:
Average total assets	2.1%	1.9%	1.8%
Average equity	24.8%	23.6%	24.0%
Average equity as a percentage of:
Average total assets	8.3%	8.2%	7.4%

The following table presents dividends declared and paid by us in nominal terms in the following years:
Year	Dividend Ch$ mn (1)	Per share Ch$/share (2)	Per ADR Ch$/ADR (3)	% over earnings (4)
2005	198,795	1.05	1,096.06	100
2006	155,811	0.83	859.06	65
2007	185,628	0.99	1,023.46	65
2008	200,620	1.06	1,106.12	65
2009	213,295	1.13	1,176.02	65

(1)	Million of nominal pesos.

(2)	Calculated on the basis of 188,446 million shares.

(3)	Calculated on the basis of 1,039 shares per ADS.

(4)	Calculated by dividing dividend paid in the year by net income for the previous year.

Loan Portfolio

The following table analyzes our loans by product type. Except where otherwise specified, all loan amounts stated below are before deduction for loan loss allowances. Total loans reflect our loan portfolio, including principal amounts of past due loans.

	As of December 31,
	2004	2005	2006	2007	2008
	(in millions of constant Ch$ as of December 31, 2008)
Commercial loans:
General commercial loans	4,611,186	4,935,030	5,219,487	5,552,834	6,002,108
Foreign trade loans	612,207	611,403	867,814	925,275	1,396,596
Leasing contracts	622,183	793,411	894,443	952,827	967,632
Other outstanding loans	-	7,294	6,192	6,671	8,162
Subtotal commercial loans	5,845,576	6,347,138	6,987,936	7,437,607	8,374,498
Residential mortgage loans:
Backed by mortgage bonds	740,895	513,102	401,350	289,364	225,566
Others	1,494,697	2,237,752	2,900,792	3,353,544	3,755,780
Subtotal mortgage loans	2,235,592	2,750,854	3,302,142	3,642,908	3,981,346
Consumer loans	1,349,481	1,708,989	2,156,682	2,267,719	2,248,996
Interbank loans	162,152	232,554	177,232	50,047	95,534
Total loans (1)	9,592,801	11,039,535	12,623,992	13,398,281	14,700,374

(1)
All of the above categories except mortgage loans, past due loans and contingent loans are combined into “Loans” as reported in the tables set forth under “Item 5: F. Selected Statistical Information—Average Balance Sheets, Income Earned from Interest-Earning Assets And Interest Paid on Interest Bearing Liabilities.”

The loan categories are as follows:

General Commercial loans are long-term and short-term loans, including checking overdraft lines for companies granted in Chilean pesos, inflation linked, US$ linked or denominated in US$. The interest on these loans is fixed or variable and is used primarily to finance working capital or investments. General commercial loans also includes factoring operations.

Foreign trade loans are fixed rate, short-term loans made in foreign currencies (principally US$) to finance imports and exports.

Leasing contracts are agreements for the financial leasing of capital equipment and other property.

Other outstanding loans include other loans and accounts payable.

Residential mortgage loans backed by mortgage bonds are inflation-indexed, fixed rate, long-term loans with monthly payments of principal and interest secured by a real property mortgage that are financed with mortgage finance bonds. At the time of approval, these types of mortgage loans cannot be more than 75% of the lower of the purchase price or the appraised value of the mortgaged property or such loan will be classified as a commercial loan. Mortgage bonds are general obligations of the Bank, which is liable for all principal and accrued interest on such bonds. In addition, if the issuer of a mortgage finance bond becomes insolvent, the General Banking Law’s liquidation procedures provide that these types of mortgage loans with their corresponding mortgage bonds shall be auctioned as a unit and the acquirer must continue paying the mortgage finance bonds under the same conditions as the original issuer.

Other residential mortgage loans mainly include mortgage loans (fixed and variable rate) that are inflation-indexed long-term loans with monthly payments of principal and interest secured by a real property mortgage. These are financed by our general borrowings.

Consumer loans are loans to individuals, granted in Chilean pesos, generally on a fixed rate nominal basis, to finance the purchase of consumer goods or to pay for services. They also include credit card balances subject to interest charges and checking overdraft lines for individuals are classified as commercial loans.

Interbank loans are fixed rate, short-term loans to financial institutions that operate in Chile.

Any collateral provided generally consists of a mortgage on real estate, a pledge of marketable securities, a letter of credit or cash. The existence and amount of collateral generally vary from loan to loan.

Maturity and Interest Rate Sensitivity of Loans

The following table sets forth an analysis by type and time remaining to maturity of our loans at December 31, 2008.

	Due in 1 year or less	Due after 1 year through 5 years	Due after 5 years	Total balance at December 31, 2008
	(in millions of constant Ch$ as of December 31, 2008)
General commercial loans	2,993,512	1,838,244	1,170,352	6,002,108
Foreign trade loans	1,225,782	130,100	40,714	1,396,596
Leasing contracts	305,527	483,723	178,382	967,632
Other outstanding loans	8,162	-	-	8,162

Subtotal commercial loans	4,532,983	2,452,067	1,389,448	8,374,498

Residential loans backed by mortgage bonds	26,534	92,562	106,471	225,567
Other residential mortgage loans	187,746	692,731	2,875,302	3,755,779

Subtotal residential mortgage loans	214,280	785,293	2,981,773	3,981,346

Consumer loans	1,321,123	889,038	38,835	2,248,996

Subtotal	6,068,386	4,126,398	4,410,056	14,604,840

Interbank loans	95,534	-	-	95,534
Total loans	6,163,920	4,126,398	4,410,056	14,700,374

The following tables present the interest rate sensitivity of outstanding loans due after one year at December 31, 2008. (See also Item 5: D. Operating Results—Interest Rates.)

At December 31, 2008
(in millions of constant Ch$ as of December 31, 2008)
Variable Rate
Ch$	1,631
UF	1,074,287

At December 31, 2008
(in millions of constant Ch$ as of December 31, 2008)
Foreign currencies	970
Subtotal	1,076,888
Fixed Rate
Ch$	2,254,306
UF	5,041,937
Foreign currencies	163,323
Subtotal	7,459,566
Total	8,536,454

Loans by Economic Activity

The following table sets forth, at the dates indicated, an analysis of our loan portfolio based on the borrower’s principal economic activity. Loans to individuals for business purposes are allocated to their economic activity. The table does not reflect outstanding contingent loans.

	As of December 31,
	2007		2008
	Loan Portfolio	% of Total	Loan Portfolio	% of Total
	(in millions of constant Ch$ as of December 31, 2008, except for percentages)
Agriculture, Livestock, Agribusiness, Fishing
Agriculture and livestock	403,863	3.0%	470,552	3.0%
Fruit	122,604	0.9%	133,681	0.9%
Forestry and wood extraction	72,771	0.5%	82,332	0.6%
Fishing	119,488	0.9%	168,176	1.1%
Subtotal	718,726	5.3%	854,741	5.6%
Mining and Petroleum
Mining and quarries	56,065	0.4%	319,063	2.2%
Natural gas and crude oil extraction	116,544	0.9%	94,953	0.6%
Subtotal	172,609	1.3%	414,016	2.8%
Manufacturing
Tobacco, food and beverages	185,260	1.4%	295,196	2.0%
Textiles, clothing and leather goods	57,370	0.4%	60,443	0.5%
Wood and wood products	77,812	0.6%	72,536	0.5%
Paper, printing and publishing	131,455	1.0%	66,602	0.5%
Oil refining, carbon and rubber	113,446	0.8%	148,846	1.0%
Production of basic metal, non minerals, machine and equipment	168,614	1.3%	200,414	1.4%
Other manufacturing industries	47,613	0.4%	62,401	0.4%
Subtotal	781,570	5.9%	906,438	6.3%
Electricity, Gas and Water
Electricity, gas and water	96,895	0.7%	109,279	0.7%
Subtotal	96,895	0.7%	109,279	0.7%
Construction
Residential buildings	433,620	3.2%	393,613	2.7%
Other constructions	414,259	3.1%	457,529	3.1%
Subtotal	847,879	6.3%	851,142	5.8%
Commerce
Wholesale	464,596	3.5%	614,008	4.2%
Retail, restaurants and hotels	717,851	5.4%	913,838	6.2%
Subtotal	1,182,447	8.9%	1,527,846	10.4%

	As of December 31,
	2007		2008
	Loan Portfolio	% of Total	Loan Portfolio	% of Total
Transport, Storage and Communications
Transport and storage	330,741	2.5%	360,169	2.5%
Communications	192,007	1.4%	187,613	1.3%
Subtotal	522,748	3.9%	547,782	3.8%
Financial Services, Insurance and Real Estate
Financial insurance and companies	617,256	4.6%	573,060	3.9%
Real estate and other services provided to companies	379,074	2.8%	393,720	2.7%
Subtotal	996,330	7.4%	966,780	6.6%
Community, Social and Personal Services
Community, social and personal services	2,185,631	16.4%	2,287,747	15.6%
Subtotal	2,185,631	16.4%	2,287,747	15.6%
Consumer Credit	2,268,731	16.9%	2,270,232	15.4%
Residential Mortgage Loans	3,624,715	27.1%	3,964,371	27.0%
Total	13,398,281	100%	14,700,374	100%

At December 31, 2008, foreign country loans, including foreign interbank deposits totaled Ch$783,193 million, representing 3.7% of our total assets. The United States represented our largest exposure representing 2.2% of our assets and this mainly corresponded to overnight dollar denominated deposits held in U.S. banks.

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

In accordance with the regulations, which became effective as of January 1, 2004, the models and methods used to classify our loan portfolio must follow the following guiding principles, which have been established by the Superintendency of Banks and approved by our Board of Directors. In 2006, these models were improved and various changes introduced. Since then, not only have our internal provisioning models focused on non-performance, we have also introduced statistical models that take into account a borrower’s credit history and indebtedness levels. Group ratings that determine loan loss allowances based only on non-performance are being phased out and replaced by statistical scoring systems. In 2008, we further enhanced and fully implemented the automated credit scoring models for al consumer loans, mortgage and small sized companies. A total of 17 automated credit scoring models were improved and 6 news were introduced for the different credit risk profiles in consumer, mortgage and small and sized companies.

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

Definition of Expected Loan Loss = Loan Loss Allowance

The expected loss is obtained by multiplying all risk factors defined in the following equation:

EL	=	PD x EXP x LGD

EL	=	Expected Loss
PD	=	Probability of Default
EXP	=	Exposure
LGD	=	Loss Given Default

EL = Expected Loss. The expected loss is how much could be lost in the event a debtor does not perform the obligations under the loan.

PD = Probability of Default. This variable, expressed as a percentage, indicates the probability that a debtor will default next year. This percentage is associated with the internal rating we give to each debtor, which is determined by analyzing such parameters as debt servicing capacity (including, usually, projected cash flows), the company’s financial history, the solvency and capacity of shareholders and management, and projections for the economic sector in which it operates. The internal rating can be different from ratings obtained from external third parties.

EXP  = Exposure. This corresponds to the value of commercial loans without discounting the value of guarantees or collateral.

LGD = Loss Given Default. This is the effective loss rate for debtors in the same segment, which is determined statistically based on the historical effective losses for the Bank for each segment.

Determination of loan loss allowance  according to Borrower Class

Normal Debtors

·	The loan loss allowance for each debtor is calculated based on the Expected Loss equation (EL = PD * EXP * LGD).

·	A risk category is assigned to each debtor based on the PNP summarized in the following table:

PD result	Classification	Loan Loss Allowance (Pre-Dec. 2006)	Loan loss allowance as of and after Dec. 2006
External Classification> AA-	A1	0%	Determined by a model
PD ≤ 1%	A2	0%	on an
1% < PD ≤ 4%	A3	0.5%	individual basis
PD > 4%	B	1.0%

Note: The classification of non-deteriorated debtors is no longer tied to a particular level of allowance. For example, now an A1 could have a 0.1% allowance or a 0.2% allowance. The allowance is determined by the PD which is directly associated to the internal rating each client receives. All loans have an assigned allowance regardless of classification level.

Deteriorated Debtors

For loans classified in Categories C1, C2, C3, C4, D1 and D2, the Bank must have the following levels of allowance:

Classification	Estimated range of loss	Allowance (1)
C1	Up to 3%	2%
C2	More than 3% up to 19%	10%
C3	More than 19% up to 29%	25%
C4	More than 29% up to 49%	40%
D1	More than 49% up to 79%	65%
D2	More than 79%	90%

(1)	Represents percentages of the required allowance to the aggregate amount of principal and accrued but unpaid interest of the loan.

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

Commencing in 2006, the Bank has been gradually introducing improvements to the methodology for analyzing consumer loans. All consumers are now assigned an allowance level on an individual borrower basis utilizing a more automated and sophisticated statistical model and considering such borrower’s credit history, including any defaults on obligations to other creditors, as well as the overdue periods on the loans borrowed from the Bank. Further enhancements were implemented in 2007. The Bank now differentiates between old and new clients when determining a client’s risk profile for consumer loans and those that have gone through some type of renegotiation in the past in the financial system. All loans are assigned a provision at the moment a loan is granted depending on the risk profile of the client. Secondly, the time period used for statistically considering a consumer loan mature in order to determine the risk level of consumer loans was extended from 12 to 21 months of history. The latter change signified a one-time provision expense of Ch$15,728 million in 2007. In 2008, the credit scoring models were improved. Going forward, the Bank will continue to up date and re-calibrate its credit scoring and provisioning models and this may change the minimum provisions standards for the various client profiles as depicted in this document.  The following table sets forth the allowances for consumer loan that depends on the client’s profile.

		Not-Renegotiated		Renegotiated
Loan type	Allowance %	New Clients	Old Clients	New Clients	Old Clients
Consumer	Profile 1	51.3%	39.1%	24.3%	30.2%
	Profile 2	28.6%	15.2%	17.5%	25.8%
	Profile 3	16.2%	9.0%	8.2%	14.9%
	Profile 4	13.0%	4.8%	---	8.0%
	Profile 5	7.7%	2.7%	---	1.2%
	Profile 6	5.9%	1.2%	---	---
	Profile 7	2.3%	0.4%	---	---

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

Analysis of Santander-Chile’s Loan Classification

The following tables provide statistical data regarding the classification of our loans at the end of each of the last five years.

	At December 31, 2004 (in millions of constant Ch$ as of December 31, 2008, except percentages)
Category	Commercial Loans	Consumer Loans	Residential Mortgage Loans	Total Loans	Percentage of Evaluated Loans
A	-	1,129,928	2,079,836	3,209,764	33.5%
A1	420,744	-	-	420,744	4.4%
A2	3,606,717	-	-	3,606,717	37.6%
A3	643,536	-	-	643,536	6.7%
B	778,006	116,097	107,182	1,001,285	10.4%
B-	-	40,973	45,999	86,972	0.9%
C	-	38,091	2,574	40,665	0.4%
C1	314,683	-	-	314,683	3.3%
C2	68,539	-	-	68,539	0.7%
C3	38,888	-	-	38,888	0.4%
C4	29,479	-	-	29,479	0.3%
D	-	24,392	1	24,393	0.3%
D1	31,264	-	-	31,264	0.3%
D2	75,872	-	-	75,872	0.8%
Total of evaluated loans	6,007,728	1,349,481	2,235,592	9,592,801	100.0%
Total loans	6,007,728	1,349,481	2,235,592	9,592,801
Percentage evaluated	100.0%	100.0%	100.0%	100.0%

	At December 31, 2005 (in millions of constant Ch$ as of December 31, 2008, except percentages)
Category	Commercial Loans	Consumer Loans	Residential Mortgage Loans	Total Loans	Percentage of Evaluated Loans
A	-	1,406,919	2,571,998	3,978,917	36.0%
A1	425,048	-	-	425,048	4.0%
A2	4,080,434	-	-	4,080,434	37.0%
A3	918,863	-	-	918,863	8.3%
B	777,301	174,995	144,587	1,096,883	9.9%
B-	-	54,553	32,062	86,615	0.8%
C	-	42,788	2,207	44,995	0.4%
C1	221,709	-	-	221,709	2.0%
C2	47,597	-	-	47,597	0.4%
C3	24,164	-	-	24,164	0.2%
C4	16,396	-	-	16,396	0.1%
D	-	29,734	-	29,734	0.3%
D1	28,311	-	-	28,311	0.3%
D2	39,869	-	-	39,869	0.3%
Total of evaluated loans	6,579,692	1,708,989	2,750,854	11,039,535	100.0%
Total loans	6,579,692	1,708,989	2,750,854	11,039,535
Percentage evaluated	100.0%	100.0%	100.0%	100.0%

	At December 31, 2006 (in millions of constant Ch$ as of December 31, 2008, except percentages)
Category	Commercial Loans	Consumer Loans	Residential Mortgage Loans	Total Loans	Percentage of Evaluated Loans
A	-	1,768,586	3,081,946	4,850,532	38.4%
A1	-	-	-	-	-%
A2	5,082,955	-	-	5,082,955	40.4%
A3	1,617,850	-	-	1,617,850	12.8%
B	178,127	198,196	142,956	519,279	4.1%
B-	-	73,126	23,138	96,264	0.8%
C	-	74,255	37,259	111,514	0.9%
C1	149,195	-	-	149,195	1.2%
C2	25,848	-	-	25,848	0.2%
C3	22,345	-	-	22,345	0.2%
C4	26,442	-	-	26,442	0.2%
D	-	42,519	16,843	59,362	0.5%
D1	30,920	-	-	30,920	0.2%
D2	31,486	-	-	31,486	0.2%
Total of evaluated loans	7,165,168	2,156,682	3,302,142	12,623,992	100.0%
Total loans	7,165,168	2,156,682	3,302,142	12,623,992
Percentage evaluated	100.0%	100.0%	100.0%	100.0%

	As of December 31, 2007 (in millions of constant Ch$ as of December 31, 2008, except for percentages)
Category	Commercial Loans	Consumer Loans	Residential Mortgage Loans	Total Loans	Percentage of Evaluated Loans
A	-	1,869,120	3,327,643	5,196,763	38.8%
A1	-	-	-	-	-%
A2	5,669,622	-	-	5,669,622	42.4%
A3	1,364,494	-	-	1,364,494	10.2%
B	146,030	201,043	197,413	544,486	4.1%
B-	-	72,781	33,986	106,767	0.8%
C	-	77,765	60,877	138,642	1.0%
C1	148,382	-	-	148,382	1.1%
C2	25,087	-	-	25,087	0.2%
C3	19,865	-	-	19,865	0.1%
C4	32,647	-	-	32,647	0.2%
D	-	47,010	22,989	69,999	0.5%
D1	43,657	-	-	43,657	0.3%
D2	37,870	-	-	37,870	0.3%
Total of evaluated loans	7,487,654	2,267,719	3,642,908	13,398,281	100.0%
Total loans	7,487,654	2,267,719	3,642,908	13,398,281
Percentage evaluated	100.0%	100.0%	100.0%	100.0%

	As of December 31, 2008 (in millions of constant Ch$ as of December 31, 2008, except for percentages)
Category	Commercial Loans	Consumer Loans	Residential Mortgage Loans	Total Loans	Percentage of Evaluated Loans
A	-	1,810,917	3,562,586	5,373,503	36.5%
A1	-	-	-	-	-%
A2	6,463,619	-	-	6,463,619	44.0%
A3	1,351,054	-	-	1,351,054	9.2%
B	208,954	203,375	199,087	611,416	4.2%
B-	-	75,281	79,930	155,211	1.1%
C	-	94,507	64,972	159,479	1.1%
C1	220,434	-	-	220,434	1.5%
C2	45,202	-	-	45,202	0.3%
C3	34,296	-	-	34,296	0.2%
C4	36,100	-	-	36,100	0.2%
D	-	64,916	74,771	139,687	1.0%
D1	48,712	-	-	48,712	0.3%
D2	61,661	-	-	61,661	0.4%
Total of evaluated loans	8,470,032	2,248,996	3,981,346	14,700,374	100.0%
Total loans	8,470,032	2,248,996	3,981,346	14,700,374
Percentage evaluated	100.0%	100.0%	100.0%	100.0%

Classification of Loan Portfolio Based on the Borrower’s Payment Performance

Accrued interest and UF indexation adjustments from overdue loans are recognized only when, and to the extent, received. Non-performing loans include loans as to which either principal or interest is overdue, and which do not accrue interest. Restructured loans as to which payments are not overdue are not ordinarily classified as non-performing loans. Past due loans include, with respect to any loan, only the portion of principal or interest that is overdue for 90 or more days, and do not include the installments of such loan that are not overdue or that are overdue for less than 90 days, unless legal proceedings have been commenced for the entire outstanding balance according to the terms of the loan, in which case the entire loan is considered past due within 90 days of the beginning of such proceedings. This practice differs from that normally followed in the United States, where the amount classified as past due would include the entire amount of principal and interest on any and all loans which have any portion overdue. Beginning in 2009 and in accordance with new accounting standards being adopted, banks in Chile must publish, in addition to this definition of past due loans, a new indicator which includes not only the installments more than 90 days overdue, but also the entire amount of principal and interest on any and all loans which have any portion overdue.

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

	At December 31,
	2004	2005	2006	2007	2008
	(in millions of constant Ch$ as of December 31, 2008)
Current	9,376,158	10,843,449	12,446,319	13,182,223	14,457,785
Overdue for 1-29 days	36,358	44,870	45,802	57,506	52,811
Overdue for 30-89 days	18,026	23,930	23,585	31,527	28,954
Overdue for 90 days or more (“past due”)	162,259	127,286	108,286	127,025	160,824
Total loans	9,592,801	11,039,535	12,623,992	13,398,281	14,700,374
Overdue loans expressed as a percentage of total loans	2.3%	1.8%	1.4%	1.6%	1.7%
Past due loans as a percentage of total loans	1.7%	1.2%	0.9%	0.9%	1.1%

We suspend the accrual of interest and readjustments on all overdue loans. The amount of interest that would have been recorded on overdue loans if they had been accruing interest was Ch$5,951 million, Ch$3,342 million and Ch$2,209 million for the years ended December 31, 2006, 2007 and 2008, respectively. Accrued interest and UF indexation adjustments from overdue loans are recognized only when, and to the extent, received.

Loans included in the previous table which have been restructured and that bear no interest are as follows.

	At December 31,
	2004	2005	2006	2007	2008
	(in millions of constant Ch$ as of December 31, 2008)
Ch$	22,706	1,820	1,860	1,269	7,066
Foreign currency	11,687	1,900	32,139	82,214	19,068
UF	5,343	8,911	3,008	17,810	1,805
Total	39,736	12,631	37,007	101,293	27,939

The amount of interest that would have been recorded on these loans for the years ended December 31, 2006, 2007 and 2008, if these loans had been earning a market interest rate was Ch$2,428 million, Ch$7,179 million and Ch$2,303 million, respectively.

Loan Loss Allowances

The following table sets forth our balance of loan loss allowances, the minimum allowances to be established by us in accordance with the regulations of the Superintendency of Banks and our total loan loss allowances expressed as a percentage of total loans as of December 31, 2004, 2005, 2006, 2007 and 2008.

	At December 31,
	2004	2005	2006	2007	2008
	(in millions of constant Ch$ as of December 31, 2008, except percentages)
Individual, global and additional loan loss allowances	214,522	176,657	203,640	250,887	285,505
Minimum reserves required	214,522	176,657	203,640	250,887	285,505
Voluntary reserves	-	-	-	-	-
Total loan loss allowances	214,522	176,657	203,640	250,887	285,505
Total loan allowances as a percentage of total loans (expected loss ratio)	2.2%	1.6%	1.6%	1.9%	1.9%

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

	At December 31,
	2004	2005	2006	2007	2008
	(in millions of constant Ch$ as of December 31, 2008, except percentages)
Total loans	9,592,801	11,039,535	12,623,992	13,398,281	14,700,374
Substandard loans (1)	396,072	317,681	404,181	474,534	680,348
Substandard loans as a percentage of total loans	4.13%	2.88%	3.20%	3.54%	4.63%

Amounts past due (2)	162,259	127,286	108,286	127,025	160,824
To the extent secured (3)	52,943	52,253	51,118	65,534	99,915
To the extent unsecured	109,316	75,033	57,168	61,491	60,909

Amounts past due as a percentage of total loans	1.69%	1.15%	0.86%	0.95%	1.09%
To the extent secured (3)	0.55%	0.47%	0.40%	0.49%	0.68%
To the extent unsecured	1.14%	0.68%	0.45%	0.46%	0.41%

Loans loss allowances as a percentage of:
Total loans	2.24%	1.60%	1.61%	1.87%	1.94%
Total amounts past due	132.21%	138.79%	188.06%	197.51%	177.53%
Total amounts past due-unsecured	196.24%	235.44%	356.21%	408.01%	468.74%

(1)	Substandard loans include all consumer and mortgage loans rated B- or worse and all commercial loans rated C2 or worse.

(2)	Represents only the past due amounts. In accordance with Chilean regulations, past due loans that are those overdue for 90 days or more as to any payments of principal or interest.

(3)	Security generally consists of mortgages on real estate, pledges of marketable securities, letters of credit or cash.

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

	For the Year Ended December 31,
	2004	2005	2006	2007	2008
	(in millions of constant Ch$ as of December 31, 2008, except percentages)
Loan loss allowances at beginning of the year	213,423	214,522	176,657	203,640	250,887
Release of allowances upon charge-offs (1)	(147,870)	(163,358)	(167,854)	(219,004)	(268,129)
Allowances established (2)	179,471	192,681	241,104	333,932	331,360
Allowances released (3)	(24,896)	(59,693)	(42,601)	(53,579)	(7,920)
Price-level restatement (4)	(5,606)	(7,495)	(3,666)	(14,102)	(20,693)
Loan loss allowances at end of year	214,522	176,657	203,640	250,887	285,505
Ratio of charge-offs to total loans	1.5%	1.5%	1.3%	1.6%	1.8%
Loan loss allowances at end of period as a percentage of total loans	2.2%	1.6%	1.6%	1.9%	1.9%

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

(4)	Reflects the effect of inflation on the allowances for loan losses at the beginning of each period, adjusted to constant pesos of December 31, 2008.

The following table shows charge-offs by Santander-Chile by type of loan.

	For the Year Ended December 31,
	2004	2005	2006	2007	2008
	(in millions of constant Ch$ as of December 31, 2008)
Consumer loans	101,435	79,722	119,619	179,700	236,274
Residential Mortgage loans	4,854	8,557	6,773	5,780	3,423
Commercial loans	41,581	75,079	41,462	33,524	28,432
Total	147,870	163,358	167,854	219,004	268,129

The following table shows recoveries by Santander-Chile by type of loan.

	For the Year Ended December 31,
	2004	2005	2006	2007	2008
	(in millions of constant Ch$ as of December 31, 2008)
Commercial loans	25,922	18,527	17,935	31,600	9,244
Consumer loans	30,793	33,770	33,928	20,296	26,718
Residential mortgage loans	2,685	2,782	3,202	4,691	1,932
Total	59,400	55,079	55,065	56,587	37,894

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

	At December 31, 2004				At December 31, 2005
	Allowance amount (1)	Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Allowance amount as a percentage of total allocated allowances (2)	Allowance amount (1)	Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Allowance amount as a percentage of total allocated allowances (2)
Commercial loans	127,715	2.13%	1.33%	62.73%	83,220	1.26%	0.75%	49.73%
Consumer loans	64,065	4.75%	0.67%	31.47%	74,945	4.39%	0.68%	44.78%
Residential mortgage loans	11,818	0.53%	0.12%	5.80%	9,181	0.33%	0.08%	5.49%
Total allocated allowances	203,598	2.12%	2.12%	100.00%	167,346	1.52%	1.52%	100.00%
Leasing	10,924	0.10%	0.10%		9,311	0.08%	0.08%
Voluntary allowances	-	-%	-%		-	-%	-%
Total allowances	214,522	2.01%	2.24%		176,657	1.60%	1.60%

	At December 31, 2006				At December 31, 2007
	Allowance amount (1)	Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Allowance amount as a percentage of total allocated allowances (2)	Allowance amount (1)	Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Allowance amount as a percentage of total allocated allowances (2)
Commercial loans	73,168	1.02%	0.58%	37.32%	84,303	1.13%	0.63%	34.82%
Consumer loans	114,948	5.33%	0.91%	58.63%	147,657	6.51%	1.10%	60.98%
Residential mortgage loans	7,942	0.24%	0.06%	4.05%	10,180	0.28%	0.08%	4.20 100.00	% %
Total allocated allowances	196,058	1.55%	1.55%	100.00%	242,140	1.81%	1.81%
Leasing	7,582	0.06%	0.06%		8,747	0.07%	0.07%
Voluntary allowances	-	-	-		-	-	-
Total allowances	203,640	1.61%	1.61%		250,887	1.87%	1.87%

	At December 31, 2008
	Allowance amount (1)	Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Allowance amount as a percentage of total allocated allowances (2)
Commercial loans	118,638	1.40%	0.81%	42.52%
Consumer loans	147,484	6.56%	1.00%	52.86%
Residential mortgage loans	12,871	0.32%	0.09%	4.61%
Total allocated allowances	278,993	1.90%	1.90%	100.00%
Leasing	6,512	0.04%	0.04%
Voluntary allowances	-	-	-
Total allowances	285,505	1.94%	1.94%

(1)	In millions of constant Chilean pesos as of December 31, 2008.

(2)	Based on our loan classification, as required by the Superintendency of Banks for the purpose of determining the loan loss allowance.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Directors

We are managed by our Board of Directors, which, in accordance with our by-laws, consists of eleven directors and two alternates who are elected at annual ordinary shareholders’ meetings. The current members of the Board of Directors were elected by the shareholders in the ordinary shareholders’ meeting held on April 22, 2008. Members of the Board of Directors are elected for three-year terms. The term of each of the current board members expires in April 2011. Cumulative voting is permitted for the election of directors. The Board of Directors may appoint replacements to fill any vacancies that occur during periods between elections. If any member of the Board of Directors resigns before his or her term has ended, and no other alternate director is available to take the position at the next annual ordinary shareholders’ meeting a new replacing member will be elected. Our executive officers are appointed by the Board of Directors and hold office at its discretion. Scheduled meetings of the Board of Directors are held monthly. Extraordinary meetings can be held when called in one of three ways: by the Chairman of the Board of Directors, by three directors with the consent of the Chairman of the Board of Directors or by the majority of directors. None of the members of our Board of Directors has a service contract which entitles any Director to any benefits upon termination of employment with Santander-Chile.

Our current directors are as follows:

Directors	Position	Committees	Term Expires
Mauricio Larraín Garcés	Chairman and Director	Asset and Liability Committee Executive Credit Committee Market Committee Marketing and Communications Committee	April 2011
Jesús Zabalza Lotina	First Vice Chairman and Director	—	April 2011
Carlos Olivos Marchant	Second Vice Chairman and Director	Audit Committee Executive Credit Committee	April 2011
Víctor Arbulú Crousillat	Director	Audit Committee	April 2011
Marco Colodro Hadjes	Director	Asset and Liability Committee Executive Credit Committee Market Committee	April 2011
Lucía Santa Cruz Sutil	Director	Audit Committee University Committee	April 2011
Juan Manuel Hoyos Martínez de Irujo	Director	—	April 2011
Roberto Méndez Torres	Director	Executive Credit Committee Marketing and Communications Committee	April 2011
Vittorio Corbo Lioi	Director	Asset and Liability Committee Market Committee	April 2011
Roberto Zahler Mayanz	Director	Asset and Liability Committee Market Committee	April 2011
Claudia Bobadilla Ferrer	Director	Technology Committee	April 2011
Raimundo Monge Zegers	Alternate Director	Asset and Liability Committee	April 2011

Mauricio Larraín Garcés is our Chairman. He is a member of the Asset and Liability Committee, the Executive Credit Committee and the Marketing and Communication Committee. He is also President of Santander Chile Holding S.A. and Universia Chile S.A. He is a Director of the Asociación de Bancos e Instituciones Financieras de Chile and the Santiago Stock Exchange. He is also a member of the Council of Paz Ciudadana and was a former President of ICARE. Mr. Larraín began working at Santander-Chile in 1989. Previously, he was Intendente (Director) of the Superintendency of Banks, Manager of External Debt at the Banco Central de Chile and a Senior

Finance Specialist at the World Bank in Washington. He holds degrees in Law from Universidad Católica de Chile and from Harvard University.

Jesús María Zabalza Lotina became a Director and Vice-Chairman of the Board on October 28, 2008. He currently is a Director of Grupo Santander’s Latin America Division and a Board member of Banco Santander Puerto Rico and President of the Board of Banco Santander Colombia. Mr. Jesús Zabalza is Vice-President of the Asociación Española de Ejecutivos de Finanzas and a patron of the Fundación Padre Garralda. Previously, Mr. Zabalza was Director of Retail Banking in Madrid of Banco BBVA. He was also on the Board of e-La Caixa, Telefónica Factoring S.A, Adeslas y Terra. Mr. Zabalza holds a degree in Industrial Engineering from the University of Bilbao.

Carlos Olivos Marchant is Second Vice-Chairman of the Board since 2007 and has been a Board member since the merger was consummated in 2002. He is Chairman of the Audit Committee and a member of the Executive Credit Committee. He was Chairman of the Board of Santiago since 1987 until the date of the merger, and he was Chairman of that board between May 1999 until the merger. He is a partner in the law firm Guerrero, Olivos, Novoa y Errazuriz. From 1981 to 1983, Mr. Olivos served as General Counsel of the Central Bank of Chile, and from 1984 to 1986 he served as Chairman of the Board of Directors of Banco Osorno. Mr. Olivos holds a law degree from the Universidad de Chile and a Masters of Jurisprudence from New York University School of Law.

Vittorio Corbo Lioi is one of Chile’s leading economists. In 2003, Mr. Corbo was named President of Chile’s Central Bank. Following the end of his tenure there, Mr. Corbo has been named to various boards and is currently a Senior Investigator at the Centro de Estudio Públicos (CEP), a local think tank. Previously, Mr. Corbo between 1991 and 1995 was an economic advisor to the Bank and a member of the Board of Santander Chile between 1995-2003. Mr. Corbo has a Business Administration Degree form Universidad de Chile and Ph.D. in Economics from MIT.

Víctor Arbulú Crousillat became a Director on May 6, 1999. He is a member of the Audit Committee and has been designated as a Financial Expert. He was a Managing Director of JPMorgan, member of its European management committee and Chief Executive Officer for Spain and Portugal from 1988 until 1998. He has worked for JPMorgan for over 25 years in various positions in Europe, North America and Latin America. Mr. Arbulu also worked for the Inter-American Development Bank. He is also Director of Aurum S.A. Mr. Arbulu holds a degree in Engineering and a Masters of Business Administration.

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

Lucía Santa Cruz Sutil became a Director on August 19, 2003. Ms. Santa Cruz is a member of the Bank’s Audit Committee. Ms. Santa Cruz holds a degree in History and a Masters Degree in Philosophy from Oxford University. She is the Dean of the College of Liberal Arts of the Universidad Adolfo Ibañez. Ms. Santa Cruz is also a Director of Universia Chile S.A. She is also on the Board of Compañía de Seguros Generales y de Vida La Chilena Consolidada and Fundación Minera Escondida. She is also on the Advisory Board of Nestle Chile and the Fundación Educacional Santa Teresa de Avila. She is also a member of the Self-Regulation Committee for Insurance Companies in Chile.

Juan Manuel Hoyos Martínez de Irujo was the Managing Director of McKinsey & Company in Spain between 1997 and 2003. He was also President of the Client Committee of this company’s Board. Currently, he is in charge of partner development worldwide and is still part of the Board of the firm. His consulting career has been focused in the areas of strategy and organization of corporations, especially in the telecommunications, banking and metallurgy sectors. He has worked with companies in Spain, USA, Latin America, United Kingdom, Portugal and Africa. He is an Economist from the Universidad Complutense de Madrid and he has an MBA in Finance and Accounting from Columbia University. He began his career in 1978 at McKinsey & Company, where he was named partner in 1984 and Director in 1991.

Roberto Méndez Torres is a former member of the Board of Old Santander-Chile, to which he was appointed in 1996. He is a member of the Executive Credit Committee and the Marketing and Communication Committee. He is

a professor of Economics at Universidad Católica de Chile. He has been Advisor to Grupo Santander-Chile since 1989. Mr. Méndez is President and Director of Adimark Chile Gfk and on the Board of the Chilean and German Chamber of Commerce. He is also vice-Chairman of Universia S.A. He graduated with a degree in Business from Universidad Católica de Chile, and holds an MBA and a Ph.D. from the Graduate School of Business at Stanford University.

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

Claudia Bobadilla Ferrer was elected to the Board in April 2006. She is CEO of Fundación País Digital, a member of the Executive Committee of Innovation and Technology of ICARE, council member of Endeavor Chile and Executive Director of the Chile-Japón Siglo XXI Committee. She was also founder and President of Comunidad Mujer, an organization dedicated to increasing women’s participation in the workforce. She is a member of the council of Fundación Chilena del Pacífico, Proyecto Astronómico ALMA and Movimiento Educación 2020. She was previously Director of Legal Affairs at Terra Networks Chile S.A. She is a lawyer from the Universidad Diego Portales.

Raimundo Monge Zegers became an Alternate Director on April 29, 2003. He is Corporate Director of Strategic and Financial Planning for Grupo Santander-Chile and is CEO of Santander-Chile Holding S.A. and Santander Inversiones Ltda. He is also President of Santander S.A. Sociedad Securitizadora and Santander Factoring S.A. He is a Director of Aurum S.A., Santander Asset Management Chile S.A. and Bansa Santander S.A. Mr. Monge has a degree in business from the Universidad Católica de Chile and a MBA from the University of California, Los Angeles.

Senior Management

Our senior managers are as follows:

Senior Manager	Position	Date Appointed
Oscar von Chrismar	Chief Executive Officer	August 1, 2003
Gabriel Montoya	Corporate Financial Controller	April 1, 2009
José Manuel Manzano	Corporate Director of Risk	July 1, 2007
Ignacio Centenera	Corporate Director of Internal Audit	January 1, 2007
Francisco Murillo	Corporate Director Human Resources	February 21, 2008
Claudio Melandrí	Retail Banking	February 21, 2008
Joaquín Quirante	Global Banking and Markets	March 11, 2008
José Luis Silva	Santander Banefe Consumer Division	August 23, 2007
Andrés Heusser	Middle-market Banking	October 1, 2004
Felipe Contreras	Chief Accounting Officer	October 1, 2008
Juan Fernández	Administration and Operations	July 18, 2002
Emiliano Muratore	Manager Financial Management	April 8, 2008
Gonzalo Romero	General Counsel	July 18, 2002

Oscar von Chrismar C. became the CEO of Santander-Chile in August 2003 after being Manager of Global Banking following the merger. Prior to that he was the former CEO of Old Santander-Chile since September 1997, after being General Manager of Banco Santander-Peru since September 1995. Mr. von Chrismar is also Alternate Director of Universia Chile S.A. Prior to that, Mr. von Chrismar was the manager of the Finance Division of Santander-Chile, a position he had held since joining Santander-Chile in 1990. Mr. von Chrismar holds an Engineering degree from the Universidad de Santiago de Chile.

Gabriel Montoya B. was appointed Financial Controller of Santander Chile in April 2009 and has been working for Santander Spain and its affiliates since 1997. Between 2005-2009, Mr. Montoya was Director of the MIS America Project and was responsible for implementing management information systems in Chile, Mexico, Puerto Rico, Argentina and Brazil. Previous to that Mr. Montoya was Financial Controller of Santander Puerto Rico, Head of Financial Control for the Americas Division of Santander and various other management positions in Santander Colombia. He is a Director of  Santander Consumer Chile S.A. Mr. Montoya has a Business Administration Degree from Universidad del Rosario and an Executive Administration Diploma from the Universidad de los Andes, both in Colombia.

José Manuel Manzano became Corporate Director of Risk in July 2007. Prior to that he was Corporate Director of Human Resources for Santander-Chile since October 31, 2002. Previously, he served as Manager of Human Resources for Old Santander-Chile since 1999. He was also General Manager of Santander Fund Management and Managing Director of Bancassurance. He is also a Director of Santander Chile Holding and Santander S.A. Sociedad Securitizadora. Mr. Manzano holds an MBA and a degree in Business from Universidad Católica de Chile.

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

Francisco Murillo was appointed Corporate Director of Human Resources for Santander-Chile on February 21, 2008. Mr. Murillo has worked in Grupo Santander Chile since 1993. Previously he served as Corporate Director of Santander Asset Management and President of Bansander AFP. He was also the former CEO and Chief Investment Officer of Bansander AFP. Mr. Murillo is President of Santander Asset Management S.A. Administradora de General de Fondos, President of Santander Seguros de Vida S.A., President of Santander Seguros Generales S.A., Director of Santander Chile Holding, Director of Aurum S.A., Director of Santander Asset Management Chile S.A., Director of Santander Consumer Chile S.A., Director of Santander Factoring, CEO of Teatinos Siglo XXI Inversiones Ltda and CEO of Aurum S.A. Mr. Murillo has a Business Degree from the Universidad Adolfo Ibañez.

Claudio Melandrí is our Retail Banking Manager since February 21, 2008. He started his career at Santander-Chile in 1990 becoming a regional branch manager and manager of Santander-Chile’s branch network. He was also a Vice-President at Banco Santander Venezuela from 2005 to 2007. In 2007, he was appointed Corporate Director of Human Resources of Banco Santander-Chile. He is also on the Board of Santander Seguros de Vida S.A., Santander Asset Management S.A. Administradora General de Fondos and Santander Seguros Generales S.A. Mr. Melandrí has a Business Degree from the Universidad Tecnológica Metropolitana.

Joaquin Quirante was appointed the Manager of Global Banking and Markets, that includes wholesale banking and treasury services, on March 11, 2008. Mr. Quirante began working for Santander in 2004 and was the Global Manager of Debt Capital Markets. Previous to working at Santander, Mr. Quirante worked for 9 years at Bank of America where he also led the Debt Capital Markets Group for Southern Europe. He also was a vice-president of Risk for the Bank of America in the UK and worked in the International Division of Argentaria. He is on the Board of Santander S.A. Corredores de Bolsa. Mr. Quirante is an economist from the Universidad Complutense de Madrid and has a MBA from IESE.

José Luis Silva became Manager of the Santander Banefe Division of Santander-Chile in August 2007. Prior to that he was a Commercial Director in the Americas Division of Grupo Santander, CEO of Banco Santa Cruz in Bolivia, Commercial Manager of Banco Santander in Perú, Manager of Consumer Finance at Credisur in Perú and Manager of International Banking at Banco O´Higgins in Chile. Mr. Silva is also a member of the Board of Santander Seguros de Vida S.A., Santander Seguros Generales S.A. and Multinegocios S.A. Mr. Silva is a civil engineer from the Universidad Católica de Chile.

Andrés Heusser is our Middle Banking Manager. He has held the same position in the Old Santander-Chile since 1990, when he joined the Santander Group. Mr. Heusser is on the Board of  Santander Factoring S.A. Mr. Heusser holds a degree in business from the Universidad de Santiago and an MBA from the Universidad Adolfo Ibáñez.

Felipe Contreras F. was named Chief Accounting Officer of Santander Chile in October 2008. He has worked for 14 years in the Bank’s Accounting Department, most recently as Manager of the Consolidation and Reporting

Departments, overseeing the Bank’s Chilean, U.S. and Spanish GAAP reporting requirements. He recently was in charge of the Bank’s recent transition to International Financial Reporting Standards. Mr. Contreras is a Public Accountant from the University of Santiago and is currently a candidate to a Masters in Advanced Finance from the Universidad Adolfo Ibáñez.

Juan Fernández is our manager of Administration and Operations. He is the former Manager of Administration and Cost Control of Old Santander-Chile, a position he held from April 1999 until August 2002, when the merger with Santiago was consummated. Mr. Fernández is also Director of Santander Chile Holding S.A., Aquanima Chile S.A., Santander Factoring S.A., Altec S.A., Bansa Santander S.A., Santander Consumer Chile S.A., Multinegocios S.A. and Santander S.A. Corredores de Bolsa. Previously Mr. Fernández served as Manager for Accounting and Administration of Old Santander-Chile since January 1993. Prior to that, Mr. Fernández held positions at Banchile Agencia de Valores y Subsidiarias, and at JPMorgan in Santiago and Madrid.

Emiliano Muratore was appointed Manager of Financial Management in April 2008. Mr. Muratore entered Santander Group in 1999 in Santander Argentina. From 2002 to 2006 he worked in  Financial Management in Santander Spain. He is on the Board of Santander S.A. Agente de Valores. Mr. Muratore has a Business Degree from the Universidad Católica Argentina and a Masters in Finance from the Universidad de San Andrés in Buenos Aires.

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

B.           Compensation

For the year ended December 31, 2008, the aggregate amount of compensation paid by us to all of our directors was Ch$628 million, including attendance fees and monthly stipends. For the year ended December 31, 2008 the aggregate amount of compensation paid by us to all of our executive officers and our management members was Ch$35,274 million (US$55.0 million). At our annual shareholder meeting held on April 28, 2009, shareholders approved a monthly stipend per director of UF 209 (US$6,992). This amount will be increased by UF 25 per month (US$836) if a Board member is named to one or more committees of the Board. In addition, we pay certain directors professional service fees for the consulting services they rendered to us in their fields of expertise. For the year ended December 31, 2008, payments to our directors for consulting fees totaled Ch$656 million (US$1.0 million).

Santander Spain has set up remuneration systems tied to the performance of the stock market price of the shares of Santander Spain based on the achievement of two targets: appreciation of its share price and growth in earnings per share, in both cases based on a sample of comparable banks.

In this regard, certain high level executives of Santander Chile participate in this global incentive-retention program implemented by Santander Spain. This consisted of giving to qualifying executives a fixed number of options on shares of Santander, if the following parameters were met: (i) share price evolution in top 10 compared to 30 other global banks, (ii) earnings per share growth in top 10 compared to 30 other global banks, (iii) that Banco Santander Chile achieved its commercial and financial budget targets in the last two years and (iv) that the executive achieved his personal targets in the last two years, and remained employed with the Bank until the end of the incentive program. At December 31, 2007, these targets were achieved, and hence the vesting requirements had been met and even though the exercise period (from January 15, 2008 to January 15, 2009) was still open, the Bank recorded the entire cost of the program against net income as at December 31, 2007.  This program represented a total cost of Ch$1,598 million (US$3.2 million) for the Bank, that corresponds to the fair value (Plan I06) of the equity instruments granted, which was charged to income in the specific period in which the beneficiaries provided their services to Santander Chile. This program had no dilutive effect for Santander Chile minority shareholders. At December 31, 2007, 104 executives of the Bank were included and 3,659,900 options on Grupo Santander shares at a price of €9.09 correspond to them. There are no significant differences between Chilean GAAP and US GAAP, except for the additional disclosure required by the latter.

The fair value of each option granted is calculated at the grant date. The Bank, in order to determine the value of the incentive-retention plan, obtained two valuation reports performed by two multinational investment banks. These investment banks used the Black-Scholes equity option pricing model considering the following parameters: the expected life of the options, interest rates, volatility, exercise price, market price and dividends of the Parent Company shares and the shares of comparable banks. The fair value of the options granted was determined by the Bank based in part upon the above-mentioned valuations.

	Number of Shares	Euros	Employee Group	Number of Persons	Date of Commencement of Exercise Period	Date of Expiry of Exercise Period
		Exercise Price

Plans outstanding at 1 January 2005	-	-

Options granted (Plan I06)	3,938,700	9.09 (**)	Managers	112	15/01/2008	15/01/2009
Options exercised	-	-
Options cancelled or not exercised	-	-
Plans outstanding at December 31, 2005	3,938,700	9.09

Options exercised	-	-
Options cancelled, net (Plan I06)	(115,600)	9.09	Managers	(4)	15/01/2008	15/01/2009
Plans outstanding at December 31, 2006	3,823,100	9.09

Shares granted (Plan I09)	281,187	-	Managers	181	23/06/2007	31/07/2009
Shares granted (Plan I10)	417,413	-	Managers	181	23/06/2007	31/07/2010
Options cancelled, net (Plan I06)	(163,200)	9.09	Managers	(4)	15/01/2008	15/01/2009
Plans outstanding at December 31, 2007	4,358,500	-
Shares granted (Plan I09)	137,709		Managers	(5)	23/06/2007	31/07/2009
Shares granted (Plan I10)	136,320		Managers	(5)	23/06/2007	31/07/2010
Options cancelled, net (Plan I06)	(149,300)		Managers	(3)	15/04/2008	15/01/2009
Options exercised, net (Plan I06)	(3,010,300)
Plans outstanding al December 31, 2008	1,472,929

Of which:
Plan I06	500,300	9.09
Plan I09	418,896	-
Plan I10	553,733	-

 (**)The exercise price of the options under Plan I06 is €9.09 per share, which is the weighted average of the daily average market price of the Bank shares on the continuous market in the first 15 trading days of January 2005. This was the criterion established in the resolution approving Plan I06 adopted at the Annual General Meeting of Santander Spain held on June 18, 2005.

Long-term incentive policy

During 2007, Santander Spain’s Board of Directors approved a long-term incentive policy for the period 2008-2010 aimed at Group Santander’s executive directors and certain executive personnel in Spain and other Santander Group companies. Certain high level executives of Santander Chile do participate in this global Performance Share Plan implemented by Santander Spain.

 Performance Share Plan

This multi-annual incentive plan is payable in shares of Santander Spain. The beneficiaries of the plan are the executive directors and other members of senior management, together with any other Group executives determined by the Board of Directors of Santander Spain or, when delegated by it, the Executive Committee.

This plan will involve successive three-year cycles of share deliveries to the beneficiaries, so that each year one cycle will begin and, from 2009 onwards, another cycle will also end. The aim is to establish an adequate sequence between the end of the incentive program linked to the previous Plan and the successive cycles of this plan. Thus, the first two cycles will commence in July 2007, the first cycle having duration of two years (PI09) and the second cycle having a standard three-year term (PI10). In June 2008, the third three-year cycle was approved by Santander Spain (PI11). This new three-year cycle plan has no effect on the income statement of 2008.

For each cycle, a maximum number of shares of Santander Spain is established for each beneficiary who remains in the Bank’s employ for the duration of the plan. The targets, which, if met, will determine the number of shares to be delivered, are defined by comparing the Santander Group’s performance with that of a benchmark group of financial institutions and are linked to two parameters, namely Total Shareholder Return (TSR) and growth in Earnings per Share (EPS). These parameters each have a 50% weighting in determining the percentage of shares to be delivered. In addition, the executives of Santander Chile must also meet their local commercial and earnings goals in order to receive this benefit and the Bank must also reach other commercial and earnings targets set by Santander Spain.

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

At December 31, 2008, the maximum number of shares to be delivered was 274,029 to 176 executives of Santander Chile (for a total of 137,709 for the first cycle (PI09) and 136,320 for the second cycle (PI10)). The fair value of the equity instruments granted under these plans was Ch$1,312 million (US$ 2,046 million), PI09 Ch$662 million and PI10 Ch$650 million and this amount is charged to “Personnel expenses” in the specific period in which the beneficiaries provide their services to the Bank.

At December 31, 2007, the maximum number of shares to be delivered was 698,600 to 181 executive of Santander Chile (for a total of 281,187 for the cycle (PI09) and 417,413 for the second cycle (PI10). The fair value of the equity instruments granted under theses plans was Ch$674 million (US$1.3 million), and this amount is charged to “Personnel expenses” in the specific period in which the beneficiaries provide their services to the Bank.

At December 31, 2008 the fair value of the Share Plans based on the achievement was of the stated objectives calculated as follows:

·	It was assumed that the beneficiaries will not leave the Group’s employ during the term of each plan.

·
The fair value of the 50% relating to the Bank’s relative TSR (Total Shareholder Return) position was determined by an independent expert based on the use of the Monte Carlo valuation model which carried out of 10,000 simulations to determine the TSR of each of the companies in the Benchmark Group, taking into account the aforementioned variables. The results (each of which represents the delivery of a number of shares) are classified in descending order by calculating the weighted average and discounting this amount at the risk-free interest rate.

	PI09	PI10
Expected volatility(*)	16.25%	15.67%
Annual dividend yield based on historical	3.23%	3.24%
Risk-free interest rate (return on Treasury Bonds (zero coupon)) over the life of the plan	4.473%	4.497%

(*) Determined on the basic of historical volatility over the period (two or three years)

The application of the simulation model resulted in percentage values of 42.7% for PI09 and 42.3% for PI10 (second cycle), which are applied to 50% of the value of the shares granted, in order to determine the book value of the TSR-based portion of the incentive. Since this valuation relates to a market condition, it cannot be adjusted after the grant date.

In view of the high correlation between TSR and EPS (Earning per Share), it was considered reasonable to conclude that, in a high percentage of cases, the TSR value is also valid for EPS. Therefore, it was determined that the fair value of the portion of the plans linked to the Bank’s relative EPS position, i.e. of the remaining 50% of the shares granted, was the same as that of the 50% corresponding to the TSR. Since this valuation refers to a non-market condition, the number of shares expected to vest shall be reviewed and adjusted on a yearly basis.

C.           Board Practices

Our directors are not contractually entitled to any benefits from the Bank upon termination of employment.

Audit Committee

Board member	Position in Committee
Carlos Olivos	Chairman
Víctor Arbulú C.	Vice Chairman and Financial Expert
Lucia Santa Cruz	Member

The Audit Committee (Comité de Directores y Auditoría) is comprised of three members of the Board of Directors. The General Secretary is the Committee Secretary. The Chief Executive Officer, General Auditor and other persons from the Bank can be invited to the meetings if necessary and are present on specific matters. This Committee’s primary responsibility is to support the Board of Directors in the continuous improvement of our system of internal controls, which includes reviewing the work of both the external auditors and the Internal Audit Department. The committee is also responsible for analyzing observations made by regulatory entities of the Chilean financial system about us and for recommending measures to be taken by our management in response. This committee also performs functions of a remuneration committee as established in Chilean Law, and reviews annually the salary and bonus programs for the executive officers of the Bank. The external auditors are recommended by this committee to our Board of Directors and appointed by our shareholders at the annual shareholders’ meeting.

Additionally this committee is responsible for:

·	Presenting to the Board of Directors a list of candidates for the selection of an external auditor.

·	Presenting to the board or directors a list of candidates for the selection of rating agencies.

·	Overseeing and analyzing the results of the external audit and the internal reviews.

·	Coordinating the activities of internal auditing with the external auditors’ review.

·	Analyzing the interim and year-end financial statements and reporting the results to the Board of Directors.

·	Analyzing the external auditors’ reports and their content, procedures and scope.

·	Analyzing the rating agencies’ reports and their content, procedures and scope.

·	Obtaining information regard the effectiveness and reliability of the internal control systems and procedures.

·	Analyzing the information systems performance, its sufficiency, reliability and use in connection with decision-making processes.

·	Obtaining information regarding compliance with the company’s policies regarding the due observance of laws, regulations and internal rules to which the company is subject.

·	Obtaining information and resolving conflict interest matters and investigating suspicious and fraudulent activities.

·	Analyzing the reports of the inspection visits, instructions and presentations of the Superintendency of Banks.

·	Obtaining information, analyzing and verifying the company’s compliance with the annual audit program prepared by the internal audit department.

·	Informing the Board of Directors of accounting changes and their effect.

·	Examining on an annual basis the compensation plans of high level executives and managers.

Asset and Liability Committee

Board member	Position in Committee
Mauricio Larraín	Chairman
Marco Colodro	Member
Vittorio Corbo	Member
Roberto Zahler	Member
Raimundo Monge	Member

The Comité de Activos y Pasivos or the Asset and Liability Committee (the “ALCO”), following guidelines set by the Board of Directors, Santander Spains’s Global Risk Department, is responsible for establishing Santander-Chile’s policies, procedures and limits with respect to market risks and monitoring the overall performance in light of the risks assumed. The ALCO constantly monitors whether these policies are fulfilled. Santander-Chile’s Market Risk and Control Department and the Financial Management Division carry out the day-to-day risk management of the trading and non-trading activities of Santander-Chile.

The composition of the Asset and Liabilities Management Committee includes the Chairman of the Board, four additional members of the Board, the Chief Executive Officer, the Manager of the Financial Management Division, the Manager of Market Risk, the Manager of the Treasury Division, the Financial Controller and other senior members of management. Senior members of Santander-Chile’s Finance Division meet monthly on a formal basis with the Asset and Liabilities Management Committee and outside consultants.

Market Committee

Board member	Position in Committee
Mauricio Larraín	Chairman
Roberto Zahler	Member
Marco Colodro	Member
Vittorio Corbo	Member

The Comité de Mercados or the Market Committee is responsible for establishing Santander-Chile’s policies, procedures and limits with respect to its trading portfolio, market risks and monitoring the overall performance in light of the risks assumed. The ALCO constantly monitors whether these policies are fulfilled. Santander-Chile’s Market Risk and Control Department carry out the day-to-day risk management of the trading and non-trading activities of Santander-Chile.

The composition of the Market Committee includes the Chairman of the Board, three additional members of the Board, the Chief Executive Officer, the Manager of Global Banking and Markets, the Manager of the Treasury Division, the Manager of Proprietary Trading,  the Manager of the Financial Management Division, the Manager of Market Risk, the Financial Controller and other senior members of management.

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

Technology Committee

Board member	Position in Committee
Claudia Bobadilla	Member

The Technology Committee reviews all matters related to analyzing technological developments that improve efficiency and client service. This committee oversees the Annual Technology Plan, which includes the   automation of key processes, telecommunication innovations, information security, market intelligence and new technological trends.

University Committee

Board member	Position in Committee
Lucia Santa Cruz	Member

The University Committee reviews the Bank’s support to higher education and integrating this with the growth of the Institutional business segment and retail banking for college graduates.

D.           Employees

As of December 31, 2008, on a consolidated basis we had 9,169 employees, 8,773 of whom were bank employees and 396 of whom were employees of our subsidiaries. With respect to the average number of employees for the Bank only, during the year ended December 31, 2007 and 2008, we had an average of 8,912 and 9,214 employees, respectively. We have traditionally enjoyed good relations with our employees and their unions. Of the total headcount, 4,155 or 45.31% were unionized. In March 2007, a new collective bargaining agreement became effective and will expire on March 1, 2011, but this may be negotiated ahead of schedule if management and union agree to. We generally apply the terms of our collective bargaining agreement to unionized and non-unionized employees. The following chart summarizes the number of employees employed by the bank.

Employees	2008
Executives	632
Professionals	4,359
Administrative	4,178
Total	9,169

E.           Share Ownership

No director or executive officer owns more than 1% of the shares of Santander-Chile. As of December 31, 2008, the following directors and executives held shares in Santander-Chile:

Directors
Mauricio Larraín Garcés
Carlos Olivos Marchant
Senior Manager
José Manuel Manzano
Francisco Murillo
Juan Fernández

Santander-Chile currently does not have any arrangements for involving employees in its capital and there is no systematic arrangement for grant of options or shares or securities of Banco Santander-Chile to them. However, our parent company gave each employee 100 shares in Banco Santander Spain in 2007. This program had no costs for Santander-Chile.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           Major Shareholders

As of December 31, 2008, Santander-Chile’s largest shareholders were the following:

Shareholder	Number of Shares	Percentage
Teatinos Siglo XXI Inversiones Ltda.*	78,108,391,607	41.45%
Santander Chile Holding	66,822,519,695	35.46%

* Formerly know as Teatinos Siglo XXI S.A.

Banco Santander Spain controls Santander-Chile through its holdings in Teatinos Siglo XXI Inversiones Ltda. and Santander-Chile Holding, which are controlled subsidiaries of Banco Santander Spain. As of December 31, 2008, Banco Santander Spain directly or indirectly owned or controlled 99.5% of Santander-Chile Holding and directly or indirectly owned or controlled 100% of Teatinos Siglo XXI S.A. This gives Banco Santander Spain control over 76.91% of the shares of the Bank, and actual participation, when excluding minority shareholders, of 76.74% at December 31, 2008.

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

The number of outstanding shares of Santander-Chile (of which there is only one class, being ordinary shares) at December 31, 2008, was 188,446,126,794 shares, without par value. Santander-Chile’s shares are listed for trading on the Chilean Stock Exchanges and on the NYSE in connection with the registration of ADRs. The market capitalization of Santander-Chile at the same date was Ch$3,861,261 million (US$6,353 million), representing 188,446,126,794 shares of common stock. At December 31, 2008, Santander-Chile had 13,153 holders registered in Chile, including JP Morgan as Depositary (the “Depositary”) of Santander-Chile’s American Depositary Share Program. As of December 31, 2008, there were a total of 32 ADR holders on record. Since some of these ADRs are held by nominees, the number of record holders may not be representative of the number of beneficial holders.

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

In addition, under the Chilean Companies Law, a company may not enter into a transaction in which one or more of its directors has a direct or indirect interest unless (i) such transaction has received the prior approval of the company’s Board of Directors and (ii) the terms of such transaction are consistent with the terms of transactions of a similar type prevailing in the market. If  it is not possible to make this determination, the board may appoint two independent evaluators. The evaluators’ final conclusions must be made available to shareholders and directors for a period of 20 business days, during which shareholders representing 5% or more of the issued voting shares may request the board to call a shareholders’ meeting to resolve the matter, with the agreement of two thirds of the issued voting shares required for approval. For purposes of this regulation, the law considers the amount of a proposed transaction to be material if (1) it exceeds 1% of the company’s net worth (provided that it also exceeds 20,000UF) or (2) it exceeds 20,000 UF.

All resolutions approving such transactions must be reported to the company’s shareholders at the next annual shareholders’ meeting. Violations of this provision may result in administrative, criminal or civil liability to the corporation, the shareholders and/or third parties who suffer losses as a result of such violation.

Loans granted to related parties

Related party loans, all of which are current, are as follows:

	As of December 31, 2008
	Loans	Collateral Pledged
	Ch$mn	Ch$mn

Operating companies	123,822	3,193
Investment companies (1)	297,735	66,106
Individuals (2)	33,604	31,870
Total	455,161	101,169

(1)	Includes companies whose purpose is to hold shares in other companies.
(2)
Includes debt obligations that are individually equal to or greater than UF 3,000, equivalent to Ch$64 million (US$100,363) as of December 31, 2008. Includes loans to certain executive officers. All of the loans to the executive officers were made in our ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectability or present other unfavorable features.

The largest related party loan involved a guarantee by the Bank extended to Santander Asset Management in an amount of Ch$25,892 million (US$40 million). The guarantee was incurred in Chilean nominal pesos at an annual rate of 0.15% and this guarantee expires in May 2011.

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

Other transactions with related parties

During the years ended December 31, 2008, the Bank had the following significant income (expenses) from services provided to (by) related parties:

		Year ended December 31, 2008
	DESCRIPTION OF SERVICE	Income/(Expenses)
		Ch$ million
Redbanc S.A..	- Use of automatic tellers	(4,616)
Transbank S.A.	- Credit card administration.	(8,444)
Santander GRC Ltda.	- Collection services	(3,733)
	- Operational lease	199
Santander Chile Holding S.A.	- Operational lease	144
	- Advising	(50)
Santander Factoring S.A.	- Operational lease	56
Bansa Santander S.A.	- Operational lease	(2,723)
Altec S.A.	- Provision of system services	(4,636)
Santander Cia. De Seguros de vida S.A.	- Life insurance and insurance for the credit line of current accounts and credit cards	(1,884)
	- Operational lease	68
Santander Cia. de Seguros Generales	- Credit card fraud insurance	(2,523)
	- Operational lease	32
Santander Investment Chile Ltda.	- Operational lease	94
Produban Servicios Informaticos Generales S.L. (1)	- Information Processing	(5,451)
Others	- Directors’ stipend	(628)

(1)	On April 4, 2008, the Superintendency of Bank authorized the transfer of the Bank’s data processing center from IBM Chile to Produban, a subsidiary of Banco Santander, S.A. located in Madrid, Spain.

Only transactions with related parties equal to or greater than UF 5,000 are included individually in the table above. Transactions with related parties between UF 1,000 and up to UF 5,000 are included in other transactions with related parties. All transactions were conducted at arms length.

C.           Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.           Consolidated Statements and Other Financial Information

Financial Information

See Item 18.

Legal Proceedings

We are subject to certain claims and are party to certain legal and arbitration proceedings incidental to the normal course of our business including claims for alleged operational errors.  We do not believe that the liabilities related to such claims and proceedings are likely to have, in the aggregate, a material adverse effect on our consolidated financial condition or results of operations, however, based on management individual analysis of each proceeding, we have provisioned the amount in “Other provisions” in Note 8(b) of our Audited Consolidated Financial Statements. The Revelations Committee of Santander Chile has defined the cutoff for disclosing individual legal proceeding as those with an expected loss greater than 0.5% of the average net income before taxes and excluding other operating income and expenses for the years ended December 31, 2007 and 2008. At December 31, 2008 this cutoff totaled Ch$2,080 million (US$3.2 million). At December 31, 2008, there were no legal proceeding that exceed that amount. There are no material proceedings in which any of our directors, any members of our senior management, or any of our affiliates is either a party adverse to us or our subsidiaries or has a material interest adverse to us or our subsidiaries.

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

	Santiago Stock Exchange		NYSE
	Common Stock		ADS(2)
	High	Low	High	Low
	(Ch$ per share(1))		(US$ per ADS)
Annual Price History
2004	18.20	13.30	33.90	23.55
2005	22.75	17.11	45.86	30.40
2006	26.20	19.60	51.46	37.40
2007	27.10	21.25	55.30	41.76
2008	24.86	16.51	54.60	28.16
Quarterly Price History
2007
1st Quarter	26.75	24.35	51.14	46.75
2nd Quarter	27.10	24.49	53.13	48.39
3rd Quarter	25.40	21.25	50.74	41.76
4th Quarter	26.21	21.75	55.30	43.99
2008
1st Quarter	24.86	20.00	53.37	45.58
2nd Quarter	24.46	21.05	54.60	41.78
3rd Quarter	23.33	19.30	46.41	37.10
4th Quarter	22.96	16.51	42.99	28.16
1st Quarter 2009	23.00	18.23	38.84	31.22

Monthly Price History
December 2008	21.35	19.93	35.87	30.21
January 2009	23.00	20.45	38.84	34.19
February 2009	22.39	20.10	38.25	34.40
March 2009	20.56	18.23	36.69	31.22
April 2009	20.95	19.44	37.74	34.01
May 2009	22.30	19.80	41.65	37.01

B.           Plan of Distribution

Not applicable

C.           Nature of Trading Market

Nature of Trading Market

Shares of our common stock are traded on the Chilean Stock Exchanges. Each ADS represents 1,039 shares of common stock. ADRs have been issued pursuant to the Deposit Agreement, dated as of August 4, 2008, among Santander-Chile, the Depositary and all holders from time to time of ADRs. As of December 31, 2007, 2,815,629 ADSs were outstanding (equivalent to 29,254,384,271 shares of common stock or 15.5% of the total number of issued shares of common stock).

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

Santander-Chile is a bank providing a broad range of commercial and retail banking services, as well as a variety of financial services. Our objects and purposes can be found in Article 4 of our estatutos and the General Banking Law.

Board of Directors

The Board of Directors has 11 regular members and 2 alternate members, elected by shareholder vote at General Shareholders’ Meetings. The directors may be either shareholders or non-shareholders of the Company. There is no age limit for directors.

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

Meetings and Voting Rights

An ordinary annual meeting of shareholders is held within the first four months of each year. The ordinary annual meeting of shareholders is the corporate body that approves the annual financial statements, approves all dividends in accordance with the dividend policy determined by our Board of Directors, elects the Board of Directors and approves any other matter that does not require an extraordinary shareholders’ meeting. The last ordinary annual meeting of our shareholders was held on April 28, 2009. Extraordinary meetings may be called by our Board of Directors when deemed appropriate, and ordinary or extraordinary meetings must be called by our Board of Directors when requested by shareholders representing at least 10.0% of the issued voting shares or by the Superintendency of Banks. Notice to convene the ordinary annual meeting or an extraordinary meeting is given by means of three notices which must be published in a newspaper of our corporate domicile (currently Santiago) or in the Official Gazette in a prescribed manner, and the first notice must be published not less than 15 days nor more than 20 days in advance of the scheduled meeting. Notice must also be mailed 15 days in advance to each shareholder and given to the Superintendency of Banks and the Chilean Stock Exchanges. Currently, we publish our official notices in the El Mercurio newspaper of Santiago.

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

We may declare a dividend in cash or in shares. When a share dividend is declared above the legal minimum (which minimum must be paid in cash), our shareholders must be given the option to elect to receive cash. Our ADS holders may, in the absence of an effective registration statement under the Securities Act or an available exemption from the registration requirement thereunder, effectively be required to receive a dividend in cash. See “Item 10: B. Memorandum and Articles of Incorporation—Preemptive Rights and Increases of Share Capital.” A dividend entitlement lapses after 5 years and the funds go to the Chilean Treasury.

In the event of our liquidation, the holders of fully paid shares would participate equally and pro rata, in proportion to the number of paid-in shares held by them, in the assets available after payment of all creditors.  The holders of fully paid shares would not be required to contribute additional capital to the Bank in the event of our liquidation.

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

According to the Chilean Securities Market Law, a joint action agreement is an agreement among two or more parties which, directly or indirectly, own shares in a corporation at the same time and whereby they agree to participate with the same interest in the management of the corporation or in taking control of the same. The law presumes that such an agreement exists between:

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

There are no limitations for non-resident or foreign shareholders to hold or exercise voting rights on the securities.

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

C.           Material Contracts

On December 3, 2007, we entered into a long-term contract with Produban for the operation of certain of our systems, providing us with information data processing, technology services and hardware infrastructure to run our core transactional systems. On April 4, 2008, the Superintendency of Bank authorized the transfer of the Bank’s data processing center from IBM Chile to Produban, a subsidiary of Banco Santander, S.A. located in Madrid, Spain. This contract also includes an improvement in transactional capacities,  services and back-up requirement compared to previous services. We agreed to pay Produban approximately €55 million (US$77 million) in the next five years. In 2008, we paid Produban Ch$5,451 million (US$8.5 million).

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

E.           Taxation

The following discussion summarizes certain material Chilean tax and United States federal income tax consequences to beneficial owners arising from the ownership and disposition of our common stock and ADSs. The summary does not purport to be a comprehensive description of all potential Chilean tax and United States federal income tax considerations that may be relevant to a decision to own or dispose of our common stock and ADSs and is not intended as tax advice to any particular investor. This summary does not describe any tax consequences arising under the laws of any state, locality or other taxing jurisdiction other than Chile and the United States. There is currently no income tax treaty between the United States and Chile.

Material Tax Consequences of Owning Shares of Our Common Stock or ADSs

Chilean Taxation

The following is a summary of certain Chilean tax consequences of the ownership and disposition of shares of our common stock or of ADSs evidenced by ADRs by Foreign Holders (as defined herein). The summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to own or dispose of shares of our common stock or ADSs and does not purport to deal with the tax consequences applicable to all categories of investors, some of whom may be subject to special rules. Holders of shares of our common stock or ADSs are advised to consult their own tax advisors concerning the Chilean and other tax consequences of the ownership and disposition of shares of our common stock or of ADSs evidenced by ADRs.

The description of Chilean tax laws set forth below is based on Chilean laws in force as of the date of this Annual Report and is subject to any changes in such laws occurring after the date of this Annual Report. These changes can be made on a retroactive basis.

For purposes of this summary, the term “Foreign Holder” means either (1) in the case of an individual, a person who is not resident or domiciled in Chile (for purposes of Chilean taxation, (a) an individual holder is resident in Chile if he or she has resided in Chile for more than six months in one calendar year, or a total of more than six months in two consecutive fiscal years and (b) an individual is domiciled in Chile if he or she resides in Chile with the actual or presumptive intent of staying in Chile); or (2) in the case of a legal entity, a legal entity that is not domiciled in Chile, unless the shares of our common stock or ADSs are assigned to a branch or a permanent establishment of such entity in Chile.

Taxation of Dividends

Cash dividends paid by us with respect to shares of our common stock held by a Foreign Holder, including shares represented by ADSs, will be subject to a 35% Chilean withholding tax, which is withheld and paid over by us (the “Withholding Tax”). If we have paid corporate income tax (the “First Category Tax”) on the income from which the dividend is paid, a credit for the First Category Tax effectively reduces the rate of Withholding Tax. When a credit is available, the Withholding Tax is computed by applying the 35% rate to the pre-tax amount needed to fund the dividend and then subtracting from the tentative withholding tax so determined the amount of First Category Tax actually paid on the pre-tax income. For purposes of determining the rate at which First Category Tax was paid, dividends are treated as paid from our oldest retained earnings.

The effective rate of Withholding Tax to be imposed on dividends paid by us will vary depending upon the amount of First Category Tax paid by us on the earnings underlying the dividends. The effective rate for the First Category Tax attributed to earnings generated during the fiscal year 2004 and onwards is 17.0%. Full applicability of the First Category Tax credit at the 17.0% rate results in an effective Withholding Tax rate of 2l.7%. Consequently, the Withholding Tax rate with respect to dividends fluctuates between 21.7% and 35.0%, depending on whether or not we are subject to the First Category Tax.

The example below illustrates the effective Chilean Withholding Tax burden on a cash dividend received by a Foreign Holder, assuming a Withholding Tax rate of 35%, an effective First Category Tax rate of 17% and a distribution of all of the net proceeds available after payment of the First Category Tax.

Taxable income	US$ 100
First Category Tax (17% of US$100)	(17)
Net proceeds available	83
Dividend payment	83
Withholding Tax (35% of the sum of the dividend (US$83) and the available First Category Tax credit (US$17)	(35)
First Category Tax credit	17
Payable Withholding Tax	(18)
Net dividend received	65 (83-18)
21.7%
Effective dividend withholding tax rate	(18/83)

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

Gain recognized on a sale or exchange of shares of common stock (as distinguished from sales or exchanges of ADSs representing such shares of common stock) by a Foreign Holder will be subject to both an income tax on capital gains, which is assessed at the same rate as the First Category Tax (currently imposed at a rate of 17%)  and the Chilean withholding tax (the former being creditable against the latter) if (1) the Foreign Holder has held such shares of common stock for less than one year since exchanging ADSs for the shares of common stock, (2) the Foreign Holder acquired and disposed of the shares of common stock in the ordinary course of its business or as a regular trader of stock or (3) the sale is made to a company in which the Foreign Holder holds an interest. In certain other cases, gain on the disposition of shares of common stock will be subject only to the tax on capital gains (currently imposed at a rate of 17%). The sale of shares of common stock by a Foreign Holder to an individual or entity resident or domiciled in Chile is subject to a provisional withholding. Such a provisional withholding will be equal to (i) 5% of the amount, without any deduction, paid to, credited to, accounted for, put at the disposal of, or corresponding to, the Foreign Holder if the transaction is subject to the First Category Tax as sole tax, unless the gain subject to taxation can be determined, in which case the withholding is equal to 17% on the gain, or (ii) 20% of the amount, without any deduction, paid to, credited to, accounted for, put at the disposal of, or corresponding to, the Foreign Holder if the transaction is subject to the First Category Tax and the Chilean withholding tax, with a credit of the First Category Tax already paid. For income tax purposes, the capital gain shall be the difference between the sales price and the acquisition cost of the stock. The tax basis of shares of common stock received in exchange for ADSs will be the acquisition value of such shares. The valuation procedure set forth in the deposit agreement, which values shares of common stock that are being exchanged at the highest price at which they trade on the Santiago Stock Exchange on the date of the exchange, generally will determine the acquisition value for this purpose. Consequently, the conversion of ADSs into shares of common stock and sale of such shares of common stock for the value established under the deposit agreement will not generate a capital gain subject to taxation in Chile.

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

Other Chilean Taxes

No Chilean inheritance, gift or succession taxes apply to the transfer or disposition of the ADSs by a Foreign Holder, but such taxes generally will apply to the transfer at death or by gift of shares of our common stock by a

Foreign Holder. No Chilean stamp, issue, registration or similar taxes or duties apply to Foreign Holders of shares or ADSs.

Withholding Tax Certificates

Upon request, we will provide to foreign holders appropriate documentation evidencing the payment of Chilean withholding taxes. For further information, the investor should contact:  Robert Moreno, rmorenoh@santander.cl.

Dividends payable to holders of ADSs are net of foreign currency conversion expenses of the Depositary and will be subject to the Chilean withholding tax currently at the rate of 35% (subject to credits in certain cases as described above). Owners of the ADSs will not be charged any dividend remittance fees by the Depositary with respect to cash or stock dividends.

U.S. Federal Income Tax Considerations

The following is a discussion of material U.S. federal income tax consequences of owning and disposing of shares of our common stock or ADSs to U.S. holders described below, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to hold such securities. The discussion applies only if you hold shares of our common stock or ADSs as capital assets for tax purposes and it does not address special classes of holders, such as:

·	certain financial institutions;

·	insurance companies;

·	dealers and traders in securities who use the mark-to-market method of accounting;

·	persons holding shares or ADSs as part of a hedge, “straddle,” conversion transaction, or integrated transaction;

·	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

·	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

·	persons liable for the alternative minimum tax;

·	tax-exempt organizations;

·	persons holding shares of our common stock or ADSs that own or are deemed to own ten percent or more of our voting stock; or

·	persons who acquired our shares of our common stock or ADSs pursuant to the exercise of any employee stock option plan or otherwise as compensation.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds shares of our common stock or ADSs, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and upon the activities of the partnership. Partnership holding shares of our common stock or ADSs and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of holding and disposing of the shares of our common stock or ADSs.

As used herein, a “U.S. holder” is a beneficial owner of shares of our common stock or ADSs that is for U.S. federal tax purposes:

·	a citizen or resident of the United States;

·	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; or

·	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decision and final, temporary and proposed Treasury regulations, all as of the date hereof. These laws are subject to change, possibly on a retroactive basis. It is also based in part on representations by the Depositary and assumes that each obligation under the Deposit Agreement and any related agreement will be performed in accordance with its terms. Please consult your own tax advisers concerning the U.S. federal, state, local and foreign tax consequences of owning and disposing of shares or ADSs in your particular circumstances.

In general, if you own ADSs, you will be treated as the owner of the underlying shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if you exchange ADSs for the underlying shares represented by those ADSs.

The U.S. Treasury has expressed concerns that parties to whom American depository shares are released prior to delivery of shares to the Depositary (“pre-release”) or intermediaries in the chain of ownership between U.S. holders of American depository shares and the issuer of the security underlying the American depository shares may be taking actions that are inconsistent with the claiming of foreign tax credits for holders of American depository shares. These actions would also be inconsistent with the claiming of the reduced rates of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the creditability of Chilean taxes and the availability of the reduced rates for dividends received by certain non-corporate holders, each described below, could be affected by future actions that may be taken by such parties or intermediaries.

This discussion assumes that we are not, and will not become, a passive foreign investment company, as described below.

Taxation of Distributions

Distributions paid on shares of our common stock or ADSs, other than certain pro rata distributions of common shares or rights, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. holders as dividends. Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, under current law, certain dividends paid by “qualified foreign corporations” to certain non-corporate U.S. holders in taxable years beginning before January 1, 2011, will be taxable at reduced rates, up to a maximum rate of 15%. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid on stock which is readily tradable on a securities market in the United States, such as the NYSE where our ADSs are traded. You should consult your own tax advisers to determine whether the favorable rates may apply to dividends you receive and whether you are subject to any special rules that limit your ability to be taxed at the favorable rates. The amount of the dividend will include any amounts withheld by us or our paying agent in respect of Chilean taxes at the effective rate as described above under “ — Chilean Taxation.” The amount of the dividend will be treated as foreign-source dividend income to you and will not be eligible for the dividends received deduction generally allowed to U.S. corporations under the Code.

Dividends will be included in your income on the date of your (or in the case of ADSs, the Depository’s) receipt of the dividend.  The amount of any dividend income paid in Chilean pesos will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt regardless of whether the payment is in fact converted into U.S. dollars.  If the dividend is converted into U.S. dollars on the date of receipt, you should not be required to recognize foreign currency gain or loss in respect of the dividend income. You may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of its receipt.

Subject to applicable limitations that may vary depending upon your circumstances and the discussion above regarding concerns expressed by the U.S. Treasury, Chilean taxes withheld from cash dividends on shares of our common stock or ADSs at the withholding tax rate, reduced in respect of any First Category Tax, as described above under “ —Chilean Taxation,” generally will be creditable against your U.S. federal income tax liability. Instead of claiming a credit, you may, at your election, deduct such Chilean taxes in computing your taxable income, subject to generally applicable limitations under U.S. law.  The rules governing foreign tax credits are complex and you should consult your own tax advisers to determine whether you are subject to any special rules that limit your ability to make effective use of foreign tax credits.

Sale or Other Disposition of Shares or ADSs

For U.S. federal income tax purposes, gain or loss you realize on the sale or other disposition of shares of our common stock or ADSs generally will be capital gain or loss, and will be long-term capital gain or loss if you held the shares of our common stock or ADSs for more than one year. The amount of your gain or loss will be equal to the difference between your tax basis in the shares of our common stock or ADSs disposed of and the amount realized on the disposition in each case as determined in U.S. dollars. If a Chilean tax is withheld on the sale or disposition of the shares of our common stock or ADSs, your amount realized will include the gross amount of the proceeds of such sale or disposition before deduction of the Chilean tax.  See “—Chilean Taxation – Taxation of Capital Gains” for a description of when a disposition may be subject to taxation by Chile.  Such gain or loss generally will be U.S.-source gain or loss for foreign tax credit purposes.  You should consult your tax advisors as to whether the Chilean tax on gains may be creditable against your U.S. federal income tax on foreign-source income from other sources.

Passive Foreign Investment Company Rules

Based on proposed Treasury regulations (“Proposed Regulations”), which are proposed to be effective for taxable years beginning after December 31, 1994, we believe that we were not a “Passive Foreign Investment Company” (“PFIC”) for U.S. federal income tax purposes for the year ended December 31, 2008. However, since the Proposed Regulations may not be finalized in their current form and since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among others, less than 25 percent owned equity investments) from time to time, there can be no assurance that we will not be a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which you held an ADS or a share, certain adverse tax consequences could apply to you.

If we were a PFIC for any taxable year during which you held shares of our common stock or ADSs, gain recognized by you on a sale or other disposition (including certain pledges) of a share of our common stock or an ADS would generally be allocated ratably over your holding period for the share of our common stock or ADS. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the amount allocated to that taxable year. Similar rules would apply to any distribution in respect of shares of our common stock or ADSs that exceeds 125 percent of the average of the annual distributions on shares of our common stock or ADSs received by you during the preceding three years or your holding period, whichever is shorter. Certain elections (including a mark-to-market election) may be available that would result in alternative treatments of the shares of our common stock or ADSs. In addition, if we were to be treated as a PFIC in a taxable year in which we pay a dividend or the prior taxable year, the 15% dividend rate discussed above with respect to dividends paid to non-corporate shareholders would not apply.

Information Reporting and Backup Withholding

Payment of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and may be subject to backup withholding unless (i) you are a corporation or other exempt recipient or (ii), in the case of backup withholding, you provide a correct taxpayer identification number and certify that you are not subject to backup withholding.

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

Market Risk Exposure Categories

Inflation

Inflation impacts our results of operations. High levels of inflation in Chile could adversely affect the Chilean economy and have an adverse effect on our business, financial condition and results of operations. Negative inflation rates also negatively impact our results. In 2008, the inflation rate in Chile was 7.1% compared to 7.8% in 2007 and 2.6% in 2006. In the last months of 2008 and the first quarter of 2009, Chile was going through a deflationary environment. There can be no assurance that Chilean inflation will not change significantly from the current level. Although we currently benefit from moderate levels of inflation, due to the current structure of our assets and liabilities (i.e., a significant portion of our loans are indexed to the inflation rate, but there are no corresponding features in deposits or other funding sources that would increase the size of our funding base), there can be no assurance that our business, financial condition and result of operations in the future will not be adversely affected by changing levels of inflation. In summary:

·
UF-denominated assets and liabilities. Our assets and liabilities are denominated in Chilean pesos, UF and foreign currencies. The UF is revalued in monthly cycles. On each day in the period beginning the tenth day of the current month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect a proportional amount of the change in the Chilean Consumer Price Index during the prior calendar month. One UF equaled to Ch$18,336.38 at December 31, 2006, and Ch$19,622.66 at December 31, 2007 and $21,452.57 at December 31, 2008. In 2008, UF inflation was 9.3% compared to 7.0% in 2007 and 2.0% in 2006. The effect of any changes in the nominal peso value of our UF-denominated interest earning assets and interest bearing liabilities is reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest revenue and expense, respectively. Our net interest revenue will be positively affected by an inflationary environment to the extent that our average UF-denominated interest earning assets exceed our average UF-denominated interest bearing liabilities. Our net interest revenue will be negatively affected in a deflationary environment if our average UF-denominated interest earning assets exceed our average UF-denominated interest bearing liabilities. Our net interest revenue will be negatively affected by inflation in any period in which our average UF-denominated interest bearing liabilities exceed our average UF-denominated interest earning assets. Our average UF-denominated assets exceeded our average UF-denominated liabilities by Ch$2,381,652 million in 2008 compared to Ch$2,548,506 million in 2007. See “Item 5: G. Selected Statistical Information—Average Balance Sheets, Income Earned from Interest-Earning Assets And Interest Paid on Interest Bearing Liabilities.” In general, the Bank has more UF-denominated financial assets than UF-denominated financial liabilities. In the year ended December 31, 2008, the interest gained on interest earning assets denominated in UF increased 20.1% compared to 2007 as a result of the higher UF inflation rates in 2008 compared to 2007. The interest paid on these liabilities increased by 43.0% during this period.

·
Price level restatement. Chilean GAAP requires that financial statements be restated to reflect the full effects of loss in the purchasing power of the Chilean peso on the financial position and results of operations of reporting entities. The Bank must adjust its capital, fixed assets and other non financial assets for variations in price levels on a monthly basis according to the CPI index with a one-month lag.  Since the Bank’s capital is generally larger than the sum of fixed and other non financial assets, in an inflationary economy, the Bank would record a loss from price level restatement and a gain in a deflationary environment. For the year ended December 31, 2008, the loss from price level restatement totaled Ch$78,027 million compared to Ch$61,332 million in 2007. The inflation rate used for calculating price level restatement was 8.9% in 2008 and 7.4% in 2007. In line with the new accounting standards to be adopted in 2009, the Bank will no longer be required to adjust its capital, fixed assets and other non financial assets for variations in price levels on a monthly basis and, therefore, will no longer recognize a gain or loss from price level restatement.

·
Inflation and interest rate hedge. A key component of our asset and liability policy is the management of interest rate risk. The Bank’s assets generally have a longer maturity than our liabilities. As the Bank’s mortgage portfolio grows, the maturity gap tends to rise as these loans, which are denominated in UF, have a longer maturity than the average maturity of our funding base. As most of long term financial instruments and mortgage loans are denominated in UF and most deposits in nominal pesos, the increase in mortgage lending increments the Bank’s exposure to inflation and to interest rate risk. The size of this gap is limited by internal and regulatory guidelines in order to avoid excessive potential losses due to strong shifts in interest rates (see “Item 11: Quantitative and Qualitative Disclosures About Market Risk”). In order to keep this duration gap below regulatory limits the Bank issues long term bonds denominated in UF or interest rate swaps. The financial cost of the bonds and the efficient part of these hedges is recorded as net interest income. In 2008, the financial cost of the swaps taken in order to hedge for inflation and interest rate risk totaled Ch$53,956 million compared to Ch$35,283 million in 2007. This higher cost was a direct result of the higher UF inflation rate in these two periods.

	At December 31,
Inflation sensitive income	2007	2008	% Change
	(In million of constant Chilean pesos at December 31, 2008)
Interest gained on UF assets	824,173	990,430	20.2%
Interest paid on UF liabilities (1)	(485,921)	(694,758)	43.0%
Price level restatement	(61,332)	(78,027)	27.2%
Net Gain	276,920	217,645	(21.4%)
(1) Includes inflation hedge

·
Peso denominated assets and liabilities. Interest rates prevailing in Chile during any period primarily reflect the inflation rate during the period and the expectations of future inflation. The sensitivity of our peso denominated interest earning assets and interest bearing liabilities to changes to such prevailing rates varies. (See “Item 5: F. Operating Results—Interest Rates”). We maintain a substantial amount of non interest bearing peso denominated demand deposits. Because such deposits are not sensitive to inflation, any decline in the rate of inflation would adversely affect our net interest margin on inflation indexed assets funded with such deposits, and any increase in the rate of inflation would increase the net interest margin on such assets. (See “Item 11: Quantitative and Qualitative Disclosures About Market Risk”). The ratio of the average of such demand deposits to average interest-earning assets was 15.8%, 17.1% and 15.7% for the years ended December 31, 2006, 2007 and 2008, respectively.

Interest Rates

Interest rates earned and paid on Santander-Chile’s assets and liabilities reflect to a certain degree inflation and expectations regarding inflation as well as shifts in short term rates related to the Central Bank’s monetary policies. The Central Bank manages short term interest rates based on its objectives of balancing low inflation and economic growth. In 2008, the Central Bank, throughout the first three quarters of 2008, tightened monetary policy. This was followed by a rapid relaxation in the last quarter of the year in line with international interest rate movements. The overnight interbank rate set by the Central Bank reached a peak of 8.25% as of September 2008. As of May 2009, this rate was currently at 1.25%. Long-term real interest rates followed a similar trend rising throughout most of 2008 followed by downward trend by year-end 2008. The yield on the Chilean Central Bank’s 10-year note in real terms was 3.28% at year-end 2008 compared to 2.98% compared as of December 31, 2007.

Foreign Exchange Fluctuations

The Chilean government’s economic policies and any future changes in the value of the Chilean peso against the U.S. dollar could adversely affect our financial condition and results of operations. The Chilean peso has been subject to significant devaluation in the past and may be subject to significant fluctuations in the future. In 2008, the Chilean peso in relation to the US$ depreciated 26.9% compared to a 7.2% appreciation in 2007 and a 3.9% depreciation in 2006. (See “Item 3: A. Selected Financial Data—Exchange Rates”).

Asset and Liability Management

Our policy with respect to asset and liability management is to capitalize on our competitive advantages in treasury operations, maximizing our net interest revenue and return on assets and equity with a view to interest rate, liquidity and foreign exchange risks, while remaining within the limits provided by Chilean banking regulations. Subject to these constraints, we constantly have mismatched positions with respect to interest rates and foreign currencies. Our asset and liability management policies are developed by the Asset and Liability Committee (the “ALCO”) following guidelines and limits established by our Board of Directors, Banco Santander Spain’s Global Risk Department and our Market Risk and Control Department. The ALCO is composed of the Chairman of the Board, three members of the Board, the Chief Executive Officer, the Manager of Proprietary Trading, the Manager

of the Financial Management Division, the Manager of Market Risk and the Financial Controller. Senior members of Santander-Chile’s Finance Division meet daily and, on a formal basis, weekly with the Asset and Liabilities Management Committee and outside consultants. In addition, our Market Risk Division reports weekly on all of our positions to the ALCO. Our limits and positions are reported on a daily basis to Banco Santander Spain’s Global Risk Department. The ALCO reports as often as deemed necessary to our Board of Directors. The risk limits set by the ALCO are implemented by our Finance Division and are controlled by the Market Risk and Control Department, which establishes guidelines and policies for risk management on a day to day basis. The composition of our assets, liabilities and shareholders’ equity at December 31, 2008, by currency and term was as follows:

	December 31, 2008
			Foreign
	Ch$	UF	Currency	Total	Percentage
	(in millions of constant Ch$ as of December 31, 2008, except for percentages)
Assets
Cash and due from banks	451,800	-	403,038	854,838	4.0%
Other asset (1):
Less than one year	4,267,464	1,157,009	1,860,596	7,285,069	34.5%
From one to three years	2,702,761	1,734,935	50,219	4,487,915	21.2%
More than three years	2,786,765	4,886,526	199,134	7,872,425	37.3%
Banks premise and equipment and other	668,747	3,649	249,996	922,392	4.4%
Allowances for loan losses	(285,505)	-	-	(285,505)	(1.4%)
Total	10,592,032	7,782,119	2,762,983	21,137,134	100.0%
Percentage of total assets	50.1%	36.8%	13.1%	100.0%
Liabilities and shareholders’ equity
Non interest bearing deposits	2,487,571	120,066	342,120	2,949,757	14.0%
Other liabilities:
Less than one year	6,041,551	1,998,012	3,359,659	11,399,222	53.9%
From one to three years	769,648	1,307,039	309,987	2,386,674	11.2%
More than three years	695,256	1,763,696	364,484	2,823,436	13.4%
Shareholder’s equity	1,249,899	-	-	1,249,899	5.9%
2008 net income	328,146	-	-	328,146	1.6%
Total	11,572,071	5,188,813	4,376,250	21,137,134	100.0%
Percentage of total liabilities and shareholders’ equity	54.7%	24.5%	20.8%	100.0%

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

The following table sets forth the repricing of our interest-earning assets and interest-bearing liabilities at December 31, 2008, and may not reflect interest rate gap positions at other times. In addition, variations in interest rate sensitivity may exist within the repricing periods presented due to the differing repricing dates within the period. Variations may also arise among the different currencies in which interest rate positions are held.

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

	As of December 31, 2008
	Up to 30 days	31-60 days	61-90 days	91-180 days	181-365 days	1-3 years	Over 3 years	Total
	(in millons of constant Ch$ as of December 31, 2008, except for percentages)
Interest-earning assets:
Interbank loans	95,534							95,534
Financial investments	531,413	11,425	3,272	21,758	301,017	692,539	1,180,447	2,741,871
Commercial loans	1,780,795	635,773	566,552	832,242	717,621	1,626,098	2,215,417	8,374,498
Mortgage loans	38,116	15,641	16,517	47,405	96,601	393,925	3,373,141	3,981,346
Consumer loans	872,440	43,407	52,432	129,093	223,751	639,147	288,726	2,248,996
Total interest-earning assets	3,318,298	706,246	638,773	1,030,498	1,338,990	3,351,709	7,057,731	17,442,245
Interest-bearing liabilities:
Deposits	5,996,800	1,465,908	1,028,096	1,076,934	1,542,054	1,309,234	286,997	12,706,023
Investments under agreements to repurchase	525,018	15,368	11,469	10,227	299	853		563,234
Interbank borrowings	55,008	66,767	168,838	389,994	435,403	309,055		1,425,065
Issued debt instruments	20,135	1,582	1,273	10,584	277,775	495,534	1,844,489	2,651,372
Other financial liabilities	92,128	302	1,621	645	1,225	3,969	3,388	103,278
Total interest-bearing liabilities	6,689,089	1,549,927	1,211,297	1,488,384	2,256,756	2,118,645	2,134,874	17,448,972
Asset/liability gap	(3,370,791)	(843,681)	(572,524)	(457,886)	(917,766)	1,233,064	4,922,857	(6,727)
Cumulative gap	(3,370,791)	(4,214,472)	(4,786,996)	(5,244,882)	(6,162,648)	(4,929,584)	(6,727)

Exchange Rate Sensitivity

The regulations of the Central Bank do not permit the difference, whether positive or negative, between a bank’s assets and liabilities denominated in any foreign currency (including assets and liabilities denominated in U.S. dollars but payable in pesos, as well as those denominated in pesos and indexed to the U.S. dollar exchange rate) to exceed 20% of the bank’s paid in capital and reserves; except in case where the balance of such assets exceeds the balance of such liabilities and the excess difference does not exceed the bank’s allowances and reserves denominated in such foreign currency (excluding profits to be remitted abroad). Santander-Chile has also set an absolute limit on the size of its net foreign currency trading position. At December 31, 2008, this was equal to US$200 million. The Bank also uses a sensitivity analysis to limit the potential loss in fluctuations of U.S. interest rates on interest income and a VaR model to limit foreign currency risk.

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

Statistical Tools for Measuring and Managing Risk: Regulatory Method

The Bank must separate its balance sheet into two separate categories: trading portfolio (Libro de Negociación) and the permanent, portfolio (Libro de Banca). The trading portfolio, as defined by the Superintendency of Banks, includes all instruments valued at market prices, free of any restrictions for their immediate sale and that are frequently bought and sold by the bank or are maintained with the intention of selling them in the short term in order to profit from short term price variations. The non-trading portfolio is defined as all instruments in the balance sheet not considered in the trading portfolio (See Item 5E-Liquidity and Capital Resources-Financial Investments).

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

Horizontal adjustment =	Adjusted net position (λ)
Compensated net position Zone 1,2 or 3	Min (Σ Adjusted net asset position; Σ absolute value of Adjusted net liability position in Zone 1, 2 or 3 )
Compensated net position Zones 1 and 2	Min (Σ Adjusted net asset position in Zones 1 and 2 , Σ absolute value of adjusted net liability position in Zones 1 and 2)
Compensated net position Zones 2 and 3
Min (Σ Adjusted net asset position in Zone 3 and Zone 2 (deducting adjusted net asset position that have been compensated for with net liability positions in Zone 1) , Σ absolute value of adjusted net liability position in Zone 3 and Zone 2 (deducting adjusted net liability positions that have been compensated for with net liability positions in Zone 1))

Compensated net position Zones 1 – 3
Min (Σ Adjusted net asset position in Zone 3 and Zone 1 (deducting adjusted net asset position that have been compensated for with net liability positions in Zone 2) , Σ absolute value of adjusted net liability position in Zone 3 and Zone 1 (deducting adjusted net liability positions that have been compensated for with net liability positions in Zone 2))

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

Interest rate and inflation risk of trading portfolio: Regulatory method

The short term interest rate risk and inflation risk of the non-trading portfolio as defined by the Central Bank is equal to:

The long term interest rate risk of the non-trading portfolio is calculated according to the following formula:

Where:

Amt	=Non trading Assets (pesos, inflation linked and foreign currency)
Lmt	=Non Trading Liabilities (pesos, inflation linked and foreign currency)
mt	=Sensitivity factor associated with interest rate movement scenario
NPur	=Net position in inflation linked instruments, including those subject to price level restatement
t	=Factor that measures the sensitivity of/to movements in the inflation index. This factor is equal to 2%
Df	=Effect on fees from shifts in interest rate. Each bank must determine which fees are sensitive to shifts in interest rates and assumes a 200 basis point movement.
rt	=Sensitivity factor to increase in interest rates
t	=Time period
M	=Currency (pesos, inflation linked and foreign currency)
S	=Summation
=Absolute value

The following table illustrates the value of the different factors used for calculating the interest and inflation rate risks of the non-trading portfolio.

Table 2 Sensitivity Factors Trading Portfolio
t	Period	Change in interest rate (bp)			Sensitivity factor long-term (rt)			Sensitivity factor short-term
		peso	UF	FX	peso	UF	FX	(mt)
1	Up to 30 days	200	400	200	0.0008	0.0016	0.0008	0.0192
2	31 days to 3 mth	200	400	200	0.0030	0.0063	0.0031	0.0167
3	3 – 6 mths	200	400	200	0.0067	0.0140	0.0070	0.0125
4	6 – 9 mths	200	400	200	0.0110	0.0231	0.0116	0.0075
5	9 mths – 1 year	200	400	200	0.0152	0.0320	0.0160	0.0025
6	1-2 years	200	400	200	0.0248	0.0399	0.0266
7	2-3 years	200	400	200	0.0382	0.0422	0.0422
8	3-4 years	200	400	200	0.0496	0.0563	0.563
9	4-5 years	200	400	200	0.0591	0.0690	0.0690
10	5-7 years	200	400	200	0.0702	0.0856	0.0856
11	7-10 years	200	400	200	0.0823	0.1076	0.1076
12	10-15 years	200	400	200	0.0894	0.1309	0.1309
13	15-20 years	200	400	200	0.0860	0.1450	0.1450
14	> 20 years	200	400	200	0.0762	0.1480	0.1480

Foreign currency risk: local method

The foreign currency risk as defined by the Central Bank is equal to:

Where:

NAP	=Net asset position
NLP	=Net liability position
NPgold	=Net position in gold
si	=Sensitivity factor
Max	=Maximum value
S	=Summation
[jpg]	=Absolute value

The following table illustrates the value of the different factors used for calculating foreign currency risk.

Table 3 Sensitivity Factors Foreign Currency Risk
Currency Group	Description	Sensitivity factor (si )
I	All currencies of countries with a AAA sovereign rating	8%
J	All other currencies	35%

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

Quantitative Disclosures about Market Risk: Regulatory Method

The following table illustrates at December 31, 2007 and 2008, our market risk exposure according to the Chilean regulatory method. This report is sent to the Superintendency of Banks and is published on our website on a quarterly basis. The Bank maximum exposure to long term interest rate fluctuations is set at 35% of regulatory capital and is approved by the Board.

Regulatory Market Risk	At December 31, 2007	At December 31, 2008
	(in millions of nominal Ch$)
Market risk of Trading portfolio (EMR)
Interest rate risk of trading portfolio	64,484	149,709
Foreign currency risk of trading portfolio	2,576	1,530
Risk from interest rate options	39,111	46,998
Risk from foreign currency options	2	173
Total market risk of trading portfolio	106,173	198,410
10% x Risk-weighted assets	1,312,391	1,548,149
Subtotal	1,418,564	1,746,558
Limit = Regulatory Capital	1,602,432	2,143,619
Available margin	183,868	397,061

Non trading portfolio market risk
Short-term interest rate risk	39,545	8,868
Inflation risk	18,202	8,938
Long term interest rate risk	368,422	409,693
Total market risk of non-trading portfolio	426,169	427,499

Regulatory limit of exposure to short-term interest rate and inflation risk
Short-term exposure to interest rate risk	39,545	8,868
Exposure to inflation risk	18,202	8,938
Limit: 20% of (net interest income + net fee income sensitive to interest rates)	157,844	188,476
Available margin	100,097	170,670

Regulatory limit of exposure to long term interest rate risk
Long-term exposure to interest rate risk	368,422	409,693
35% of regulatory capital	560,851	750,267
Available margin	192,429	340,574

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

Quantitative Disclosures: Market Risk Consolidated Trading Portfolio (VaR)

We did not exceed our daily VaR in 2007 and 2008 in the fixed income, equity or foreign currency trading portfolios. For Santander-Chile’s various trading portfolios, the average, high and low amounts of the daily VaR in the years ended December 31, 2007 and 2008, were the following:

	For the year ended December 31,
Consolidated Trading Portfolio	2007	2008
High	7.1	11.6
Low	2.8	3.7
Average	4.2	6.6

	For the year ended December 31,
Fixed income Trading Portfolio	2007	2008
High	6.5	9.5
Low	3.0	3.3
Average	4.0	6.0

	For the year ended December 31,
Equity Trading Portfolio	2007	2008
High	1.8	1.4
Low	0.1	0.2
Average	0.7	0.5

	For the year ended December 31,
Foreign currency Trading Portfolio	2007	2008
High	4.0	4.0
Low	0.1	0.6
Average	1.1	2.5

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

During the period ended December 31, 2007 and 2008, the Bank entered into interest rate and cross currency swap agreements to manage exposure to fluctuation in currencies and interest rates.  The differential between the interest paid or received on a specified notional amount is recognized under the caption “Amounts payable from forward contracts, net”.  The fair value of the swap agreement and changes in the fair value as a result of changes in market interest rates are recognized in the consolidated financial statements.

The Bank’s foreign currency futures and forward operations and other derivative products outstanding at December 31, 2007 and 2008, are summarized below:

		As of December 31, 2008
		Notional amounts			Fair Value
	Cash Flow hedge (CF) or fair value hedge (FV)	Within 3 months	After 3 months but within one year	After one year	Assets	Liabilities
		MCh$	MCh$	MCh$	MCh$	MCh$
Derivative instruments in designated hedge accounting relationships
Currency forwards	( )	-	-	-	-	-
Interest rate swaps	(FV)	-	-	45,849	1,234	1,332
Currency swaps	( )	-	-	-	-	-
Cross currency swaps	(FV)	-	-	359,100	106,335	-
Cross currency swaps	(CF)	51,300	573,598	128,250	73,036	151
Call currency options	( )	-	-	-	-	-
Call interest rate options	( )	-	-	-	-	-
Put currency options	( )	-	-	-	-	-
Put interest rate options	( )	-	-	-	-	-
Interest rate future	( )	-	-	-	-	-
Others derivatives	( )	-	-	-	-	-
Subtotal		51,300	573,598	533,199	180,605	1,483

Derivative instruments for Trading
Currency forwards		5,643,973	2,983,543	438,347	600,199	302,479
Interest rate swaps		3,865,373	4,635,536	9,922,492	239,867	362,813
Currency swaps		-	-	-	-	-
Cross currency swaps		619,041	1,634,073	9,281,020	803,199	780,614
Call currency options		225,936	157,871	1,347	21,901	18,126
Call interest rate options		-	128,250	-	-	45
Put currency options		195,792	138,795	1,347	657	4,164
Put interest rate options		-	64,125	-	-	-
Interest rate future		-	-	-	-	-
Others derivatives		15,016	-	-	81	-
Subtotal		10,565,131	9,742,193	19,644,553	1,665,904	1,468,241

Total		10,616,431	10,315,791	20,177,752	1,846,509	1,469,724

		As of December 31, 2007
		Notional amounts			Fair Value
	Cash Flow hedge (CF) or fair value hedge (FV)	Within 3 Months	After 3 months but within one year	After one year	Assets	Liabilities
		MCh$	MCh$	MCh$	MCh$	MCh$
Derivative instruments in designated hedge accounting relationships
Currency forwards	( )	-	-	-	-	-
Interest rate swaps	(FV)	-	-	131,985	4,237	546
Currency swaps	( )	-	-	-	-	-
Cross currency swaps	(FV)	-	-	303,538	-	10,068
Cross currency swaps	(CF)	-	-	523,062	-	60,075
Call currency options	( )	-	-	-	-	-
Call interest rate options	( )	-	-	-	-	-
Put currency options	( )	-	-	-	-	-
Put interest rate options	( )	-	-	-	-	-
Interest rate future	( )	-	-	-	-	-
Others derivatives	( )	-	-	-	-	-
Subtotal		-	-	958,585	4,237	70,689

Derivative instruments for Trading
Currency forwards		6,290,081	4,288,887	855,702	121,609	174,191
Interest rate swaps		2,107,282	3,543,727	9,537,991	94,207	173,294
Currency swaps		-	-	-	-	-
Cross currency swaps		145,573	501,876	7,140,415	627,767	427,215
Call currency options		70,507	32,349	702	286	318
Call interest rate options		-	-	81,305	1	-
Put currency options		173,985	39,779	-	1,635	1,277
Put interest rate options		-	-	82,394	-	10
Interest rate future		-	-	-	-	-
Others derivatives		213,828	3,205	-	444	407
Subtotal		9,001,256	8,409,823	17,698,509	845,949	776,712

Total		9,001,256	8,409,823	18,657,094	850,186	847,401

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

Δr:Change in interest rate. A 100 basis point increase (decrease) in the yield curve is used.

GAP: Difference between assets and liabilities that are sensitive to interest rates for each period.

Scenario Simulation (Capital and Reserves)

To determine the percentage of our capital and reserves that is at risk of loss upon a sudden 100 basis point movement in the entire yield curve, we utilize the following equation:

N: Number of intervals in which sensitivity is measured.

Dmj: Modified duration for interval i.

Δr:Change in interest rate. A 100 basis point increase (decrease) in the yield curve is used.

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

Non-trading local currency portfolio

The potential loss in the market value of our local currency-denominated non-trading balance sheet resulting from a 100 basis point shift in the yield curve was set at approximately Ch$94,000 million of equity at year-end 2007. In 2008, this limit was reduced to Ch$86,400 as the Bank viewed that interest rates in Chile were going to rise and this potential risk controlled. The Bank remained within this limit in 2008. At the same time, the variation in net interest income caused by a 100 basis point shift of the local yield curve was set at Ch$24,000 million and Santander-Chile was within the limits established in 2008. These limits are internally set by the ALCO. The ALCO has authority to lower this limit. However, approval from the Santander Central Hispano Global Risk Department is required to lift this limit. The following table, sets forth the loss limit and the high, low and average potential loss in 2007 and 2008 resulting from a 100 basis point shift in the relevant interest rate.

	Local Currency-denominated Financial Management Portfolio
	Financial Income	Capital and Reserves
	(in millions of constant Ch$ as of December 31, 2008)
Loss limit at December 31, 2008	24,000	86,400
High	16,720	85,837
Low	3,138	60,251
Average in 2008	10,707	72,622

	Local Currency-denominated Financial Management Portfolio
	Financial Income	Capital and Reserves
	(in millions of constant Ch$ as of December 31, 2007)
Loss limit at December 31, 2007	20,000	94,000
High	13,835	91,733
Low	386	50,630
Average in 2007	8,243	75,450

Non-trading foreign currency portfolio

For our net non-trading foreign currency position, any loss caused by a 100 basis point shift in U.S. dollar interest rates may not exceed US$54 million of equity and US$36 million of budgeted net interest income. These limits are internally imposed limits set by the ALCO. The ALCO has the authority to lower this limit. However, approval from Banco Santander Spain Global Risk Department is required to lift this limit. The following table sets forth the loss limit and the high, low and average potential loss in 2007 and 2008, resulting from a 100 basis point shift in the interest rates on U.S. dollar-denominated assets and liabilities

	Foreign Currency-denominated Financial Management Portfolio
	Financial Income	Capital and Reserves
	(in millions of constant US$)
Loss limit at December 31, 2008	36.0	54.0
High	31.2	9.4
Low	1.8	0.2
Average in 2008	15.1	4.2

	Foreign Currency-denominated Financial Management Portfolio
	Financial Income	Capital and Reserves
	(in millions of constant US$)
Loss limit at December 31, 2007	30.0	45.0
High	16.0	7.9
Low	1.0	0.7
Average in 2007	6.7	4.2

Combined non-trading local and foreign currency

We track a consolidated indicator to track the total interest risk of the local and foreign currency-denominated non-trading portfolios. The consolidated loss limit for equity at risk was set at Ch$94,000 million at the beginning of 2008 and was subsequently lowered to Ch$86,400 million. The Bank has remained within this limit for this portfolio in 2008. At the same time, the variation in net interest income caused by a 100 basis point shift of the local yield curve may not exceed Ch$24,000 million. The following table, which contemplates a 100 basis point shift in the relevant interest rate, indicates that Santander-Chile was within the limits established in 2008. These limits are an internally imposed limit set by the ALCO and Banco Santander Spain’s Global Risk Department. The ALCO has authority to lower these limits. However, approval from Banco Santander Spain Global Risk Department is required to lift these limits.

	Combined Financial Management Portfolio
	Financial Income	Capital and Reserves
	(in millions of constant Ch$ as of December 31, 2008)
Loss limit at December 31, 2008	24,000	86,400
High	16,720	86,051
Low	3,138	60,252
Average in 2008	10,707	72,683

	Combined Financial Management Portfolio
	Financial Income	Capital and Reserves
	(in millions of constant Ch$ as of December 31, 2007)
Loss limit at December 31, 2007	30,000	94,000
High	15,249	91,733
Low	5,377	50,630
Average in 2007	9,553	75,452

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

Net Foreign Currency Trading Position: Maximum Net Position. We also set an absolute limit on the size of Santander-Chile’s consolidated net foreign currency trading position. At December 31, 2008, this was equal to US$200 million. The limit on the size of the net foreign currency position is determined by the ALCO and is calculated and monitored by the Market Risk and Control Department.

Liquidity Management

The Central Bank also requires us to comply with the following liquidity limits:

·
The sum of the liabilities with a maturity of less than 30 days may not exceed the sum of the assets with a maturity of less than 30 days by more than an amount greater than our capital. This limit must be calculated in local currency and foreign currencies together as one gap. At December 31, 2008, the percentage of (x) our liabilities with a maturity of less than 30 days in excess of our assets with a maturity of less than 30 days to (ii) our capital and reserves was 51.0%. In 2008, we did not surpass the limit.

·
The sum of the liabilities with a maturity of less than 90 days may not exceed the sum of the assets with a maturity of less than 90 days by more than 2 times our capital. This limit must be calculated in local currency and foreign currencies together as one gap. At December 31, 2008, the percentage of (x) our liabilities with a maturity of less than 90 days in excess of our assets with a maturity of less than 90 days to (y) 2 times our capital and reserves was 53.0%. In 2008, we did not surpass the limit.

Other Subsidiaries

For VaR measurements and scenario simulations, our consolidated trading and consolidated non-trading portfolios do not consolidate the asset liability structure of the following subsidiaries:

·	Santander S.A. Corredores de Bolsa

·	Santander Asset Management S.A. Administradora General de Fondos

·	Santander S.A. Sociedad Securitizadora

·	Santander Corredores de Seguros Ltda.

·	Santander Servicios de Recaudación y Pagos Ltda.

The balance sheets of these subsidiaries are mainly comprised of non sensitive assets and liabilities, fixed assets and capital and in total only represent 1.8% of our total consolidated assets.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

As of December 31, 2008, the Bank, under the supervision and with the participation of Bank’s management, including the President, Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(f) under the Exchange Act). There are, as described below, inherent limitations to the effectiveness of any control system, including disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

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

Based on this assessment, our management concluded that, as of December 31, 2008, our internal control over financial reporting was effective based on those criteria.

Our internal control over financial reporting as of December 31, 2008, has been audited by Deloitte Auditores y Consultores Limitada, an independent registered public accounting firm, as stated in their report which follows below.

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

Report of Independent Registered Public Accounting Firm

To the Shareholders of Banco Santander Chile

We have audited the internal control over financial reporting of Banco Santander Chile and subsidiaries (the “Bank”) as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Bank’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting.  Our responsibility is to express an opinion on the Bank’s internal control over financial reporting based on our audit.

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

In our opinion, the Bank maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the consolidated financial statements as of and for the year ended December 31, 2008 and our report dated June 22, 2009 expressed an unqualified opinion on those consolidated financial statements and included three explanatory paragraphs stating that (1) as explained in Note 2 to the consolidated financial statements, during 2008 the Superintendency of Banks issued Circular No. 3,410 which modified the presentation format of financial statements models, the definition of cash and cash equivalent, and adopted a criterion of provisions for minimum dividends.  For this reason, the consolidated financial statements for 2007 and 2006 have been restated to conform to the new presentation formats required by the Superintendency, (2) the accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”), and that the information relating to the nature and effect of such differences is presented in Note 27 to the consolidated financial statements of the Bank, and (3) that a convenience translation of Chilean peso amounts to U.S. dollars was presented.

/s/ Deloitte
Santiago, Chile
June 22, 2009

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that one of the members of our Audit Committee, Víctor Arbulú Crousillat, meets the requirements of an “audit committee financial expert” in accordance with SEC rules and regulations, in that he has an understanding of Chilean GAAP and financial statements, the ability to assess the general application of Chilean GAAP in connection with the accounting for estimates, accruals and reserves, experience analyzing and evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by our consolidated financial statements, an understanding of internal controls over financial reporting, and an understanding of audit committee functions. All three members of our Audit Committee have experience overseeing and assessing the performance of Santander-Chile and its consolidated subsidiaries and our external auditors with respect to the preparation, auditing and evaluation of our consolidated financial statements.

All three members of our Audit Committee are considered independent under applicable NYSE criteria. Both Víctor Arbulú C. and Lucia Santa Cruz are relying on the exemption provided by Rule 10A-3(b)(1)(iv)(B), which allows an otherwise independent director to serve on both the audit committee of the issuer and the Board of Directors of an affiliate.

ITEM 16B. CODE OF ETHICS

The Bank has adopted a code of ethics that is applicable to all of the Bank’s employees and a copy is included as an exhibit hereto. We will provide to any person without charge, upon request, a copy of our code of ethics. Please email rmorenoh@santander.cl to request a copy.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Amounts paid to the auditors for statutory audit and other services were as follows:

	2007	2008
	(in millions of constant Ch$ as of December 31, 2008)
Audit Services
- Statutory audit	859	528
- Audit-related regulatory reporting	108	106
Tax Fees
- Compliance	-	-
- Advisory Services	1	28
All Other Services	16	61
Total	984	723

Statutory audit: Consists of fees billed for professional services rendered in connection with the audit of our consolidated financial statements that are provided by Deloitte Auditores y Consultores Limitada in 2007 and 2008 in connection with statutory and regulatory filings or engagements, and attest services.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In 2008, neither Santander-Chile nor any of its affiliates purchased any of Santander-Chile’s equity securities.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

Summary Comparison of Corporate Governance Standards and NYSE Listed Company Standards

Our corporate governance standards, dictated by Chilean corporate law, differ from the standards followed by U.S. companies under the New York Stock Exchange (NYSE) listing standards in a number of ways. Consequently, you will not have the same protections afforded to shareholders of companies that are subject to all NYSE corporate governance requirements. The following is a non-exhaustive summary of a few key differences:

·
Whether a company’s executive officers may serve as its directors – the NYSE standards do not prohibit a U.S. company’s executive officer from also serving as a director, whereas our corporate governance standards prohibit this.

·
Whether the shareholders must be given an opportunity to vote on equity-compensation plans – the NYSE standards require that shareholders be allowed to vote on all equity compensation plans of a U.S. company, whereas our corporate governance standards only require that shareholders be allowed to vote on director compensation.

·
The adoption and disclosure of corporate governance guidelines – the NYSE standards require all U.S. companies listed on the NYSE to adopt the NYSE corporate governance guidelines, whereas we follow the corporate governance guidelines established under Chilean law.

As more than 50% of our voting power is held by another company, Banco Santander Spain, S.A., we would be permitted to elect for certain exemptions under NYSE corporate governance standards if we were a U.S. company. Specifically, as a U.S. company, we could elect to be exempted from the requirements (i) that we have a majority of independent directors (as defined by the NYSE), (ii) that we have a nominating/corporate governance committee meeting certain conditions, and (iii) that we have a compensation committee meeting certain requirements. Because we would not be required to follow these standards if we were a U.S. company, we have not summarized the differences, if any, between these provisions and our own corporate governance procedures.

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

·	Internal Auditing Area clearly independent from the Administration.

·	The Bank also has an Internal Compliance Division that oversees the fulfillment of the Bank’s codes of conduct.

Santander-Chile has a commitment to transparency. This includes:

·	Equal treatment for all shareholders: one share equals to one vote.

·	Monthly publication of the Bank’s results by the Superintendency of Banks.

·	Quarterly report of a detailed analysis of Bank results published by us at least 30 days after the close of each interim quarter and 40 days after close of the full year.

·	Quarterly conference call open to the public.

·	All information relevant to the public available immediately on the web page www.santander.cl.

·	Ample and periodic coverage of the Bank by international and local stock analysts.

·	The Bank has five credit risk ratings by five independent rating agencies, domestic and international.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18. FINANCIAL STATEMENTS

Reference is made to Item 19 for a list of all financial statements filed as part of this Annual Report.

ITEM 19. EXHIBITS

a) Index to Financial Statements

b) Index to Exhibits

Exhibit Number	Description
1A.1
Restated Articles of Incorporation of Santander-Chile (in Spanish) (incorporated by reference to our Registration Statement on Form F-4 (Registration No. 333-100975) filed with the Commission on December 12, 2002).

1A.2
Restated Articles of Incorporation of Santander-Chile (English translation) (incorporated by reference to our Registration Statement on Form F-4 (Registration No. 333-100975) filed with the Commission on December 12, 2002).

1B.1	Amended and Restated By-Laws (estatutos) of Santander-Chile (in Spanish).

1B.2	Amended and Restated By-Laws (estatutos) of Santander-Chile (English translation).

2A.1
Form of Amended and Restated Deposit Agreement, dated August 4, 2008, among Banco Santander-Chile, JPMorgan Chase Bank, N.A. (as depositary) and Holders of American Depositary Receipts (incorporated by reference to our Registration Statement on Form F-6 (Registration No. 333-152664).

filed with the Commission on July 31, 2008).

2A.2
Form of Foreign Investment Contract among Banco Santiago, JPMorgan Chase Bank, N.A. and the Central Bank of Chile relating to the foreign exchange treatment of an investment in ADSs (accompanied by an English translation) (incorporated by reference to our Registration Statement on Form F-1 (Registration No. 333-7676) filed with the Commission on October 23, 1997).

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

4A.3
Purchase-Sale Contract between Santander-Chile and Empresas Almacenes París dated December 6, 2004 (English translation) (incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2005 (File No. 1-14554) filed with the Commission on June 12, 2006).

4A.4
Service Participant operating contract dated August 9, 2005 between Banco Santander-Chile and Socieded Operadora de la Cámera de Compensación de Pagos de Alto Valor (English translation) (incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 1-14554) filed with the Commission on June 19, 2007).

4A.5
Contract for the Outsourcing of Computer Services between Santander-Chile and Produban, Servicios Informaticos Generales, S.L, dated December 3, 2007 (English translation) (incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2007 (File No. 1-14554) filed with the Commission on June 27, 2008).

7.1	Statement explaining calculation of ratios.

8.1	List of Subsidiaries (incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2004 (File No. 1-4554) filed with the Commission on June 30, 2005).

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

BANCO SANTANDER-CHILE

By:	/s/ Andrés Heusser R.
Name:	Andrés Heusser R.
Title:	Deputy Chief Executive Officer

Date: June 29, 2009

BANCO SANTANDER CHILE
CONSOLIDATED FINANCIAL STATEMENTS

Ch$	-	Chilean pesos
MCh$	-	Millions of Chilean pesos
US$	-	United States dollars
ThUS$	-	Thousands of United States dollars
UF	-	A UF is a daily-indexed peso-denominated monetary unit. The UF rate is set daily in advance based on the previous month’s inflation rate.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
   Banco Santander Chile

We have audited the accompanying consolidated balance sheets of Banco Santander Chile and subsidiaries (the “Bank”) as of December 31, 2008 and 2007, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of three years in the period ended December 31, 2008, all expressed in millions of constant Chilean pesos.  These consolidated financial statements (including the related notes) are the responsibility of the Bank’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Banco Santander Chile and subsidiaries as of December 31, 2008 and 2007, the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in Chile and the rules of the Superintendencia de Bancos e Instituciones Financieras.

As explained in Note 2 to the consolidated financial statements, during 2008 the Superintendency of Banks issued Circular Nº 3,410 which modified the presentation format of financial statements models, the definition of cash and cash equivalent, and adopted a criterion of provisions for minimum dividends.  For this reason, the consolidated financial statements for 2007 and 2006 have been restated to conform to the new presentation formats required by the Superintendency.

Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America (U.S. GAAP).  Information relating to the nature and effect of such differences is presented in Note 27 to the consolidated financial statements.

Our audit also comprehended the translation of Chilean peso amounts into U.S. dollar amounts and we are not aware of any modifications that should be made for such translation to be in conformity with the basis stated in Note 1.s.  Such U.S. dollar amounts are presented solely for the convenience of readers in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the Banks’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 22, 2009 expressed an unqualified opinion on the Bank’s internal control over financial reporting.

/s/Deloitte
Santiago, Chile
June 22, 2009

BANCO SANTANDER CHILE
CONSOLIDATED BALANCE SHEETS
Expressed in millions of constant Chilean pesos (MCh$) as of
December 31, 2008 and thousands of U.S. dollars (ThUS$)

	Note	As of December 31,
ASSETS		2007(*)	2008	2008
		MCh$	MCh$	ThUS$
				(Note 1.s)
Cash and deposits in banks	3	1,206,985	854,838	1,333,081
Unsettled transaction	3	344,354	335,405	523,049
Trading investments	4	1,186,905	1,161,631	1,811,510
Investment under agreements to resell		37,022	-	-
Financial derivative contracts	14	850,186	1,846,509	2,879,546
Interbank loans	6	50,047	95,499	148,926
Loans and receivables from customers	6	13,097,347	14,319,370	22,330,402
Available for sale investments	4	848,945	1,580,240	2,464,312
Investments in other companies	10	7,399	6,990	10,901
Intangibles assets		61,182	73,089	113,979
Property. plant and equipment	9	267,455	260,105	405,622
Current taxes	21	2,105	18,289	28,521
Deferred taxes	21	66,707	64,821	101,085
Other assets	11	516,238	520,348	811,458
TOTAL ASSETS		18,542,877	21,137,134	32,962,392
LIABILITIES
Deposits and other sight liabilities		3,123,803	2,949,757	4,600,011
Unsettled transaction	3	147,240	142,552	222,303
Investment under agreements to repurchase		336,090	563,234	878,338
Deposits and other time deposits		8,589,131	9,756,266	15,214,450
Financial derivative contracts	14	847,401	1,469,724	2,291,967
Interbank borrowings		1,197,184	1,425,065	2,222,324
Issued debt instruments		2,346,575	2,651,372	4,134,693
Other financial liabilities		161,013	103,278	161,057
Current taxes	21	17,310	163	254
Deferred taxes	21	11,844	18,766	29,265
Provisions	8	50,499	162,165	252,889
Other liabilities	11	127,073	292,182	455,644
TOTAL LIABILITIES		16,955,163	19,534,524	30,463,195
SHAREHOLDERS’ EQUITY
Attributable to owners of the parent:		1,565,885	1,578,045	2,460,889
Capital		891,303	891,303	1,389,946
Reserves		51,539	51,539	80,373
Valuation adjustments		(10,317)	(7,552)	(11,777)
Retained earnings:		633,360	642,755	1,002,347
Retained earnings of prior years		297,274	413,053	644,137
Net Income for the period		336,086	328,146	511,729
Minus: Provision for mandatory dividends	2	-	(98,444)	(153,519)

Minority interest	15	21,829	24,565	38,308
TOTAL SHAREHOLDERS’ EQUITY		1,587,714	1,602,610	2,499,197
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		18,542,877	21,137,134	32,962,392

(*)	The Balance Sheets as of December 31, 2007 have been restated as mentioned in Note 2.a to the consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

BANCO SANTANDER CHILE
CONSOLIDATED STATEMENTS OF INCOME
Expressed in millions of constant Chilean pesos (MCh$) as of
December 31, 2008 and thousands of U.S. dollars (ThUS$)

	Note	Year ended December 31,
		2006 (*)	2007 (*)	2008	2008
		MCh$	MCh$	MCh$	ThUS$
					(Note 1.s)
Interest revenue		1,295,280	1,730,592	2,061,112	3,214,210
Interest expense		(659,459)	(954,834)	(1,164,071)	(1,815,315)
Net interest revenue		635,821	775,758	897,041	1,398,895

Fees and other services income	17	239,658	266,923	276,433	431,085
Other services expenses	17	(42,011)	(49,066)	(52,840)	(82,402)
Total fees and income from services, net		197,647	217,857	223,593	348,683

Net gains from mark-to-market and trading	5	135,465	26,796	273,084	425,862
Foreign exchange gain (losses), net	5	(552)	83,007	(187,042)	(291,683)
Other operating income	18	16,779	28,433	16,512	25,750
Total operating income		985,160	1,131,851	1,223,188	1,907,507

Provision for loans losses	8	(142,956)	(224,667)	(285,953)	(445,931)

OPERATING INCOME, NET OF PROVISIONS		842,204	907,184	937,235	1,461,576

Personnel salaries and expense		(186,282)	(191,120)	(209,134)	(326,135)
Administrative and other expense		(153,401)	(164,609)	(161,977)	(252,596)
Depreciation and amortization		(42,079)	(45,741)	(51,944)	(81,004)
Other operating expenses	18	(42,868)	(44,545)	(42,259)	(65,901)
Total operating expenses		(424,630)	(446,015)	(465,314)	(725,636)

NET OPERATING INCOME		417,574	461,169	471,921	735,940

Income (loss) attributable to investments in other companies	10	919	(1,438)	851	1,327
Price level restatement, net	23	(16,123)	(61,332)	(78,027)	(121,680)

Net income before taxes		402,370	398,399	394,745	615,587

Income tax	21	(68,088)	(60,075)	(63,728)	(99,381)

NET INCOME		334,282	338,324	331,017	516,206

Attributable to:

Owners of the parent		334,106	336,086	328,146	511,729
Minority Interest	15	176	2,238	2,871	4,477

Net Income per share attributable to owners of the parent: (in Chilean pesos and US dollars):
Basic earning		1.773	1.783	1.741	2.716
Diluted earning		1.773	1.783	1.741	2.716

(*)	The Statements of Income for the years 2007 and 2006 have been restated as mentioned in Note 2.a to the consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

BANCO SANTANDER CHILE
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
Expressed in millions of constant Chilean pesos (MCh$) as of
December 31, 2008 and thousands of U.S. dollars (ThUS$)

	Year ended December 31,
	2006(*)	2007(*)	2008	2008
	MCh$	MCh$	MCh$	ThUS$
				(Note 1.s)
NET INCOME	334,282	338,324	331,017	516,206

OTHER COMPREHENSIVE INCOME

Available for sale investments	20,218	(4,772)	(14,471)	(22,567)
Cash flow hedge	-	(6,389)	16,740	26,105
Other comprehensive income before income taxes	20,218	(11,161)	2,269	3,538

Income Tax	(3,437)	1,897	(385)	(600)
Other comprehensive income, net of tax	16,781	(9,264)	1,884	2,938

COMPREHENSIVE INCOME	351,063	329,060	332,901	519,144

Attributable to:
Owners of the parent	350,887	326,822	330,069	514,728
Minority Interest	176	2,238	2,832	4,416

(*)	The Statements of Other Comprehensive Income for the years 2007 and 2006 have been restated as mentioned in Note 2.a to the consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

BANCO SANTANDER CHILE
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
Expressed in millions of constant Chilean pesos (MCh$) as of
December 31, 2008

		Reserves		Valuation account				Retaining earnings
	Capital	Reserves and retained earning	Business Combination (1)	Available for sale	Cash Flow Hedge	Other	Income taxes	Previous years' retained earnings	Income (loss) for the period	Provisions to dividens minimum	Total attributable to the owners of the parents	Minority Interest	Total equity (*)
Equity as of December 31, 2005	746,037	42,376	-	(18,447)	-	-	3,136	69,020	239,710	-	1,081,832	1,464	1,083,296
Retained earnings	-	-	-	-	-	-	-	239,710	(239,710)	-	-	-	-
Equity as of January 01, 2006	746,037	42,376	-	(18,447)	-	-	3,136	308,730	-	-	1,081,832	1,464	1,083,296
Dividends paid	-	-	-	-	-	-	-	(155,811)	-	-	(155,811)	-	(155,811)
Price -level restatement	15,816	4,513	-	-	-	-	-	-	-	-	20,329	(93)	20,236
Change in accounting principles	-	-	-	-	-	(936)	-	-	-	-	(936)	-	(936)
Other comprenhensive income for the period	-	-	-	17,281	-	-	(2,938)	-	-	-	14,343	-	14,343
Income for the period	-	-	-	-	-	-	-	-	285,582	-	285,582	151	285,733
Equity as of December 31, 2006	761,853	46,889	-	(1,166)	-	(936)	198	152,919	285,582	-	1,245,339	1,522	1,246,861

Restated in constant chilean pesos
Equity	891,303	54,857	-	(1,363)	-	(1,095)	232	178,902	334,106	-	1,456,942	1,780	1,458,722
Other comprehensive income for the period	-	-	-	20,218	-	-	(3,437)	-	-	-	16,781	-	16,781
Equity as of December 31, 2006	761,853	46,889	-	(1,166)	-	(936)	198	152,919	285,582	-	1,245,339	1,522	1,246,861
Retained earnings	-	-	-	-	-	-	-	285,582	(285,582)		-	-	-
Equity as of January 01, 2007	761,853	46,889	-	(1,166)	-	(936)	198	438,501	-	-	1,245,339	1,522	1,246,861
Dividends paid	-	-	-	-	-	-	-	(185,628)	-	-	(185,628)	-	(185,628)
Price-level restatement	56,682	3,419	(139)	-	-	-	-	20,132	-	-	80,094	1,400	81,494
Others movements of equity	-	(936)	(1,903)	-	-	936	-	-	-	-	(1,903)	15,070	13,167
Accrual for mandatory dividends	-	-	-	-	-	-	-	-	-	-	-	-	-
Other comprehensive income for the period	-	-	-	(4,382)	(5,867)	-	1,742	-	-	-	(8,507)	-	(8,507)
Income for the period	-	-	-	-	-	-	-	-	308,647	-	308,647	2,055	310,702
Equity as of December 31, 2007	818,535	49,372	(2,042)	(5,548)	(5,867)	-	1,940	273,005	308,647	-	1,438,042	20,047	1,458,089

Restated in constant chilean pesos
Equity	891,303	53,763	(2,224)	(6,040)	(6,389)	-	2,112	297,274	336,086	-	1,565,885	21,829	1,587,714
Other comprehensive income	-	-	-	(4,772)	(6,389)	-	1,897	-	-	-	(9,264)	-	(9,264)

Equity as of December 31, 2007	818,535	49,372	(2,042)	(5,548)	(5,867)	-	1,940	273,005	308,647	-	1,438,042	20,047	1,458,089
Retained earnings	-	-	-	-	-	-	-	308,647	(308,647)	-	-	-	-
Equity as of January 01, 2008	818,535	49,372	(2,042)	(5,548)	(5,867)	-	1,940	581,652	-	-	1,438,042	20,047	1,458,089
Minimum dividend adjustment in accordance to Circular No 3443 (Note 2)	-	-	-	-	-	-	-	-	-	(92,594)	(92,594)	-	(92,594)
Dividends paid	-	-	-	-	-	-	-	(200,619)	-	92,594	(108,025)	-	(108,025)
Price-level restatement	72,768	4,391	(182)	-	-	-	-	32,020	-	-	108,997	1,686	110,683
Accrual for mandatory dividends	-	-	-	-	-	-	-	-	-	(98,444)	(98,444)	-	(98,444)
Other comprehensive income for the period	-	-	-	(14,424)	16,740	-	(393)	-	-	-	1,923	(39)	1,884
Income for the period	-	-	-	-	-	-	-	-	328,146	-	328,146	2,871	331,017
Equity as of December 31, 2008	891,303	53,763	(2,224)	(19,972)	10,783	-	1,547	413,053	328,146	(98,444)	1,578,045	24,565	1,602,610

Period	Income attributable to owners of the parent	Assigned to reserves or retained earnings	Assigned to Dividends	Distributed Percentage	Dividend per share

- Year 2006 (Shareholders’ Meeting April 2007)	285,582	99,954	185,628	65%	0.985

- Year 2007 (Shareholders’ Meeting April 2008)	308,647	108,028	200,619	65%	1.065

.- Year 2008 (Shareholders’ Meeting April 2009)	328,146	114,851	213,295	65%	1.132

(*)	The Statements of Changes in Equityfor the years 2007 and 2006 have been restated as mentioned in Note 2.a to the consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

    BANCO SANTANDER CHILE
CONSOLIDATED STATEMENTS OF CASH FLOWS
Expressed in millions of constant Chilean pesos (MCh$) as of
December 31, 2008 and thousands of U.S. dollars (ThUS$)

	Note	Year ended December 31,
		2006	2007 (*)	2008	2008
		MCh$	MCh$	MCh$	ThUS$
CASH FLOWS OPERATING ACTIVITIES :					(Note 1.s)

NET INCOME FOR THE YEAR		334,282	338,324	331,017	516,206
Items that do not represent cash flows:
Depreciation and amortization		42,079	45,741	51,944	81,004
Provision for loan losses		199,571	283,300	323,848	505,026
Mark to market of trading investment		(2,147)	(2,573)	(1,121)	(1,748)
Share of profit in equity method investments	10	(919)	1,438	(851)	(1,327)
(Gain) loss on sales of goods received in lieu of payment	18	(13,296)	(12,401)	(8,481)	(13,226)
(Gain) loss on sales of investment in other entities		699	(2,298)	(4,348)	(6,781)
(Gain) loss on sales of bank premises and equipment		(659)	451	139	217
Write-offs of assets received in lieu of payment	18	15,632	8,702	5,410	8,437
Price-level restatement		16,123	61,332	78,027	121,680
Other non- monetary charges		69,875	57,164	54,186	84,501
Net change in interest accruals		(18,031)	(32,344)	(53,456)	(83,362)
Net cash provided by operating activities		643,209	746,836	776,314	1,210,627

CASH FLOWS FROM INVESTING ACTIVITIES :
Net (increase) decrease in loans		(1,782,215)	(1,072,834)	(1,661,910)	(2,591,673)
Decrease in other financial investments		383,411	(681,629)	(732,310)	(1,142,004)
Purchases of bank premises and equipment		(29,388)	(32,801)	(18,672)	(29,118)
Proceeds from sales of bank premises and equipment		3,180	12,632	10,866	16,945
Investments in other companies		-	-	2,470	3,852
Decrease in investments in companies		-	4,821	14,227	22,186
Dividends received from investments in other companies		715	748	638	995
Net change in goods received in lieu of payment		31,634	26,519	21,679	33,807
Net (increase) in other assets and liabilities		(314,699)	(53,691)	(297,841)	(464,469)
Net cash used in investing activities		(1,707,362)	(1,796,235)	(2,660,853)	(4,149,479)

CASH FLOWS FROM FINANCING ACTIVITIES :
Net increase (decrease) in current accounts		210,833	204,931	109,284	170,423
Net increase in savings accounts and time deposits		999,701	490,790	990,517	1,544,666
Net increase in bankers drafts and other deposits		138,562	12,126	(116,503)	(181,681)
Net increase (decrease) in investments sold under agreements to repurchase		(48,018)	(37,160)	325,185	507,111
(Increase) decrease of overseas of short and long term loans		(361,809)	234,177	224,225	349,669
Short-term borrowings repaid		254	483	-	-
Increase in mortgage finance bonds		(239,121)	(187,208)	(161,664)	(252,108)
Repayments of mortgage finance bonds		112,633	47,239	(66,988)	(104,465)
Net increase in bankers drafts and other deposits		361,843	157,256	269,430	420,164
Central Bank borrowings		(410,134)	(158,874)	(270,742)	(422,210)
Proceeds from bond issues		235,972	660,425	449,143	700,418
Repayments of bond issues		(78,270)	(73,658)	(37,498)	(58,476)
Other long term lending		(10,636)	25,506	25,480	39,735
Dividends paid		(182,285)	(215,734)	(214,864)	(335,071)
Net cash provided by (used in) Financing Activities		729,525	1,160,299	1,525,005	2,378,175

EFFECT OF PRICE-LEVEL RESTATEMENT ON CASH AND CASH EQUIVALENTS		(7,907)	4,527	3,126	4,875
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(342,535)	115,427	(356,408)	(555,802)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD		1,631,207	1,288,672	1,404,099	2,189,628
CASH AND CASH EQUIVALENTS, END OF THE YEAR		1,288,672	1,404,099	1,047,691	1,633,826

Non cash movements (assets received in lieu of payment)		22,946	11,132	14,338	22,359
Cash paid during the year for:
Interest		691,888	731,764	791,536	1,234,364
Taxes		2,326	2,405	2,573	4,012

(*)	The Statements of Cash Flows for the years 2007 and 2006 have been restated as mentioned in Note 2.a to the consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

As a result of the merger, Banco Santiago later changed its name to Banco Santander Chile. The shareholders of the former Banco Santander Chile became shareholders of the merged bank, receiving, 3.55366329 shares of the merged Bank in exchange for each share of the former Banco Santander Chile.

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Chile and regulations of the Superintendency of Banks, collectively referred to as “Chilean GAAP.” For the convenience of the reader, the consolidated financial statements have been translated into English.

The consolidated financial statements include Banco Santander Chile and its majority owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation. The majority interests of Banco Santander Chile as of December 31, 2006, 2007 and 2008 were as follows:

	Percentage Owned
Subsidiary	December 2006			December 2007			December 2008
	Direct	Indirect	Total	Direct	Indirect	Total	Direct	Indirect	Total
	%	%	%	%	%	%	%	%	%

Santander Corredores de Seguro Ltda. (Ex-Santander Leasing S.A.) (2) (3)	99.50	-	99.50	99.50	-	99.50	99.75	0.01	99.76
Santander S.A. Corredores de Bolsa (1) (2)	-	-	-	50.59	0.41	51.00	50.59	0.41	51.00
Santander Asset Management S.A. Administradora General de Fondos	99.96	0.02	99.98	99.96	0.02	99.98	99.96	0.02	99.98
Santander S.A. Agente de Valores	99.03	-	99.03	99.03	-	99.03	99.03	-	99.03
Santander S.A. Sociedad Securitizadora	99.64	-	99.64	99.64	-	99.64	99.64	-	99.64
Santander Corredora de Seguros Limitada (3)	99.99	-	99.99	99.99	-	99.99	-	-	-
Santander Servicios de Recaudación y Pagos Limitada	99.90	0.10	100.00	99.90	0.10	100.00	99.90	0.10	100.00
Santiago Corredores de Bolsa Ltda. (1)	99.19	0.81	100.00	-	-	-	-	-	-

NOTE 1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continuation).

(1) In conformity with Articles 9 and 10 of Law No. 18.045 and Chapter 18-10 of the “Recopilación Actualizada de Normas de la Superintendencia de Bancos e Instituciones Financieras”, at the Extraordinary Shareholders’ Meeting held on January 15, 2007 by Santander Investment S.A. Corredores de Bolsa, a related company Banco Santander Chile, it was approved the merger between Santiago Corredores de Bolsa Limitada, a subsidiary of Banco Santander Chile, into Santander Investment S.A. Corredores de Bolsa, effective January 1, 2007. Santander Investment S.A. Corredores de Bolsa, as of January 15, 2007, became a subsidiary of Banco Santander Chile and the legal successor of Santiago Corredores de Bolsa Limitada.

The merger of Santiago Corredores de Bolsa Limitada and Santander Investment S.A. Corredores de Bolsa was accounted as a business combination of entities under common control, thus the lower value amounting to MCh$1.903 determined in the transaction was recorded as a charge to the Bank Equity.

(2)	During 2008 the following subsidiaries changed their commercial registry:
·	Santander Corredores de Seguro Ltda. (formely Santander Leasing S.A.)
·	Santander S.A. Corredores de Bolsa

(3)
On December 4, 2007, the Superintendency of Banks, authorized the modification of statudes, sale of social rights and mergey of the subsidiaries Santander Leasing S.A. (formerly Santiago Leasing S.A.) and Santander Corredora de Seguros Limitada (formerly Santander Santiago Corredora de Seguros Limitada).

In accordance with Articles 9 and 10 of Law No. 18.045 and Chapter 18-10 of the “Recopilación Actualizada de Normas de la Superintendencia de Bancos e Instituciones Financieras”, at the Extraordinary Shareholder’s Meeting held on October 1, 2008 by Santander Corredora de Seguros S.A., a company related of Banco Santander Chile, it was approved the merger which incorporated the subsidiary Santander Corredora de Seguros Limitada with Santander Corredora de Seguro S.A. (formely Santander Leasing S.A.). The merger was effective from January 1, 2008.
At the time of above mentioned merger, Santander Corredora de Seguros S.A. became a legal extension of Santander Corredora de Seguros Limitada.
The merger of Santander Corredora de Seguros S.A. and Santander Corredora de Seguros Limitada did not result in any changes in accounting for Banco Santander Chile.

b. Use of estimates in the preparation of financial statements - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. In certain cases generally accepted accounting principles require that assets or liabilities be recorded or disclosed at their fair values. The fair value is the amount at which an asset could be bought or sold, or in the case of a liability could be incurred or settled in a current transaction between willing parties, other than in a forced or liquidation sale. Where available quoted market prices in active markets have been used as the basis for the measurement. Where quoted market prices in active markets are not available, the Bank has estimated such values based on the best information available, including the use of modeling and other valuation techniques.

We have established allowances to cover probable loan losses in accordance with regulations issued by the Chilean Superintendency of Banks. These regulations require us to estimate allowances based on an individual and group classification system as explained in Note 1.m.

NOTE 1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continuation).

As described above, the allowance for loan losses requires us to make estimates and, consequently, we regularly evaluate our allowance for loan losses by taking into consideration factors such as changes in the nature and volume of our loan portfolio, trends in forecasted portfolio credit quality and economic conditions that may affect our borrowers’ ability to pay. Increases in our allowance for loan losses are reflected as provisions for loan losses in our income statement. Loans are charged off when management determines that the loan or a portion thereof is uncollectible. Charge offs are recorded as a reduction of the allowance for loan losses.

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
-      The price-level restatement credit or charge in the income statement represents the monetary gain or loss in purchasing power from monetary assets and liabilities exposed to the effects of inflation.
-      All the amounts contained in the accompanying consolidated financial statements have been restated in Chilean pesos of general purchasing power of December 31, 2008 (“constant pesos”) applied under the “prior month rule”, as described below, to reflect changes in the CPI from the financial statement dates to December 31, 2008. This updating does not change the prior periods’ statements or information in any way except to update the amounts to constant pesos of similar purchasing power.

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

The values of the CPI used for price-level restatement purposes are as follows:

		Change
Period	Index *	in index
2006	124,11	2.12%
2007	133,34	7.44%
2008	145,19	8.89%

* Index as of November 30 of each year compared with the index as of November 30 of the prior year, under the prior month rule described above.

NOTE 1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continuation).

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

d. Index-linked assets and liabilities - Certain of the Bank’s interest-earning assets and interest-bearing liabilities are expressed in index-linked units of account. The principal index-linked unit used in Chile is the Unidad de Fomento (UF), a unit of account which changes daily from the tenth day of the current month to the ninth day of the next month, to reflect the changes in the Chilean CPI over the previous month. The carrying amounts of assets and liabilities change with the changes in the UF and serve to offset the price-level restatement gains or losses from holding such assets and liabilities. As the Bank’s UF assets exceed its UF liabilities, any increase in the index results in a net gain on indexation. Values for the UF as of December 31 of each period are as follows in historical Chilean pesos:

Period	Ch$
2006	18,336.38
2007	19,622.66
2008	21,452.57

e. Interest revenue and expense recognition - Interest revenue and expense are recognized on an accrual basis using the effective interest method. The carrying amounts of loans, investments and liabilities are stated at their cost, plus accrued interest and the indexation adjustment applicable to such balances that are index-linked. The effect of index linkage charges on interest-earning assets end interest earning liabilities is reflected in the income statement as an increase or decrease in interest revenue or expense.

The Bank suspends the accrual of interest and indexation adjustments of principal on loan installment payments due beginning on the first day that such loan installment payments are overdue. The Bank continues to accrue interest and indexation on the principal payments not yet overdue for those loans that have installments overdue unless the Bank believes those amounts are uncollectible. Interest accrued prior to the loan becoming overdue remains on the Bank’s books and is considered to be a part of the loan balance when determining the allowance for loan losses. Payments received on overdue loans are first applied to reduce the recorded balance of accrued interest receivable, if any, and thereafter are recognized as income to the extent of interest earned but not recorded; any remaining amounts are then applied to principal. Accrued interest and indexation adjustments are included in the Bank’s recorded the loan for the purpose of determining the require allowance for loan losses.

f. Foreign currency – The Bank grants loans and accepts deposits in amounts denominated in foreign currencies, mainly in the U.S. dollar. Effective March 2007, assets and liabilities denominated in foreign currencies, only held by the Bank, are translated to Chilean pesos based on the interbank market rate published by Reuters at 1:30 pm on the last business day of every month, the rate used as of December 31, 2008 was $641.25 to US$1 ($ 497.78 to US$ 1 in 2007).  The subsidiaries used the observed rate reported by the Central Bank of Chile at the balance sheet date. The rate used was $ 636.45 to US$ 1 ($496.89 in 2007).

NOTE 1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continuation).

The use of these exchange rates does not cause significant differences in the consolidated financial statements.
The amount of the net gains and losses on foreign exchange includes the recognition of the effects that variations in the exchange rate have on assets and liabilities denominated in foreign currencies and the gains or losses on foreign exchange spot and forward transaction undertaken by the Bank.

g. Derivative activities - Prior to January 1, 2006, under Chilean GAAP, the Bank accounts for forward contracts between foreign currencies and U.S. dollars at fair value with realized and unrealized gains and losses on these instruments recognized in net income. Forward contracts between the U.S. dollar and the Chilean peso or the UF are valued at the closing spot exchange rate of each balance sheet date, with the initial discount or premium being amortized over the life of the contract in accordance with Chilean hedge accounting criteria. Under the rules of the Superintendency of Banks, the financial instruments which meet the definition of a “derivative” such as forwards in foreign currency and unidades de fomento (inflation index-linked units of account), interest rate futures, currency and interest rate swaps, currency and interest rate options, and others are initially recognized at cost (including transaction fees) and, subsequently measured at fair value. The fair value is obtained from market quotes, discounted cash flow models and option valuation models, as applicable.

Certain terms may be embedded into non-derivative financial instruments whose risk and economic characteristics are not clearly and closely related to those of the host contract which may require their bifurcation from the host contract and treated as a separate derivative under the accounting rules of Superintendency of Banks.

When a derivative contract is signed, it must be designated by the Bank as a speculative contract or a hedge. Any changes in the fair value of speculative financial derivative contracts are recorded in Income under “Net gains from mark-to market and trading”. If the derivative is classified as a hedge, it can be: (1) a fair value hedge, or (2) a cash flow hedge. To qualify as a hedge for accounting purposes, the instruments must comply with all the following conditions: (a) hedging must be formally documented at inception; (b) hedging is expected to be highly effective; (c) the effectiveness of the hedge can be measured reasonably; and (d) hedging is highly effective with regard to the risk hedged, continuously throughout its lifetime, to qualify as highly effective, the hedge relationship should meet, both at the inception and in any moment, the following requirements:

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

When a derivative hedges the exposure to changes in the fair value of a recogniezed asset or liability, the latter is recorded at its fair value. Gains or losses from measuring the fair value of both, the item hedged and the hedging instruments are recognized in income. If the hedge item in a fair value hedge is a firm commitment, the changes in the fair value of the commitment with regard to the risk hedged are recorded as assets or liabilities with the offsetting effect recorded in income. When an asset or liability is acquired as a result of the commitment, the initial recognition of the acquired asset or liability is adjusted to fair value.

NOTE 1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continuation).

When a derivative hedges exposure to varibility in the cash flows of existing assets or liabilities, or forecasted transactions, the effective portion of the changes in fair value with regard to the risk hedged is recorded in other comprehensive income. Any ineffective portion is recognized directly in the profit or loss. The amounts recorded directly in other comprehensive income are recorded in profit or loss in the same periods in which the offsetting changes in assets or liabilities hedged affect the income statement.

When fair value hedge accounting is used for portfolio hedge of interest rate risk and the hedge item is designated as an amount of currency, the gains or losses from measuring the fair value of both the portfolio hedged and the hedge item are recognized in income.

h. Financial investments - The accounting for financial instruments acquired for trading or investments purposes (available-for-sale or held-to-maturity) are classified as follows:

i.  Trading Instruments - Instruments for trading are securities acquired for which the Bank has the intent to generate earnings from short-term price fluctuations or through brokerage margins, or that on initial recoginiton are part of a portfolio created for such purposes.

Instruments for trading are valued at their fair value according to market prices on the closing date of the balance sheet. Fair value adjustments, interest income, indexation adjustments, as well as realized gains/losses from trading are included in the Income Statement under “Net gains from mark-to-market and trading”.

ii. Investment Instruments - Investment instruments are classified into two categories: Held-to-maturity investments and Instruments available for sale. Held-to-maturity investments only include those instruments for which the Bank has the intent and ability to hold to maturity. Investment instruments not classified as held to maturity or trading are considered to be available for sale. Investment instruments are recognized initially at cost, which includes transaction costs.

Investment instruments are recorded initially at cost. Instruments available for sale are valued at each subsequent period-end at their fair value according to market prices or valuations obtained by using models. Mark to market adjustments are reported in a separate component of other comprehensive income. When these investments are sold or become impaired, the amount of the adjustments to fair value accumulated in other comprehensive income is reclassified to the income statement and reported under “Net gains from mark-to-market and trading”.

Held-to-maturity investments are recorded at their cost value plus accrued interest and adjustments, less provisions for impairment recorded when the carrying amount is higher than its estimated return.

Interest and indexation adjustments of held-to-maturity investments and available for sale investments are included under “Interest revenue”. Investment instruments designated as hedges are accounted for under the appropriate derivative accounting literature.

All purchases and sales of investment instruments, to be delivered within the deadline stipulated by market regulations and conventions, are recognized on the commitment date, which is the date on which the commitment is made to purchase or sell the asset. Other purchases or sales are treated as forwards until they are liquidated.

NOTE 1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continuation).

The Bank enters into security repurchase agreements as a form of borrowing. In this regard, the Bank’s investments that are sold subject to a repurchase obligation and that serve as collateral for the borrowing are reclassified as “investment collateral under agreements to repurchase” and carried at market value. The liability for the repurchase of the investment is classified in the consolidated balance sheets as “investments under agreements to repurchase” and is carried at cost plus accrued interest.

The Bank also enters into resale agreements as a form of investment. Under these agreements the Bank purchases securities, which are included as assets under the caption “investments under agreements to resell” and are carried at cost plus accrued interest.

All other financial investments are carried at acquisition cost plus accrued interest and indexation adjustments, as applicable.

i. Leasing contracts - The Bank leases certain property that meets the criteria for direct financing leases. At the time of entering into a direct financing lease transaction, the Bank records the gross financing receivable, unearned income and estimated residual value of leased property or equipment. There are no significant residual values assumed by the Bank. Unearned income represents the excess of the gross financing receivable plus the estimated residual value over the cost of the property acquired. Unearned income is recognized in such a manner as to produce a constant periodic rate of return on the net investment in the direct financing lease. The net investment in financing leases is included in the loans section of the consolidated balance sheets.

j. Factored receivables - Factoring receivable loans are valued at the amount disbursed to the borrower. The price difference between the amounts disbursed and the actual face value of the receivables is recorded as interest income over the financing period. The borrowers are responsible for the payments of the loans if the receivables are not collected.

k. Property, plant and equipment – Property plant and equipment are stated at acquisition cost net of accumulated depreciation and have been price-level restated. Depreciation is calculated on a straight-line method over the estimated useful lives of the underlying assets.

The costs of maintenance and repairs are charged to expense. The costs of significant refurbishment and improvements are capitalized and are then amortized over the period of the benefit or the remaining life of the premises and equipment, whichever is less, on a straight-line basis.

l. Investments in other companies - Shares or rights in companies that are integral to the operations of the Bank, where the Bank holds less than majority interest, but maintains significant influence over the operations, are accounted for under the equity method. Other minority investments are carried at cost plus price-level restatement.

m. Allowance for loan losses - The Bank has set up allowances for probable loan losses in accordance with the instructions issued by the Superintendency of Banks and the models for rating and evaluating credit risk approved by the Bank’s Board of Directors.

According to the methodology developed by the Bank, the loans are divided into three categories: (i) consumer, (ii) mortgage and (iii) commercial loans. The risk models used internally to calculate the provisions are describe as follows:

NOTE 1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continuation).

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

For loans classified as A1, A2, A3 and B, the board of directors of the Bank is authorized to determine the levels of required reserves. The Bank assigns a specific level of risk to each borrower. Therefore borrowers with the same categories could potentially have different levels of risk.

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

· Levels of required allowances are to be determined by the Bank, according to the estimated loss that may result from the loans, by classifying the loan portfolio using one or both of the following models:

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

NOTE 1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continuation).

Allowance for consumer and mortgage loans

The provisioning for consumer and mortgage loans is directly related to the aging of the installment.

All consumer and mortgage loans are assigned a rating on an individual basis utilizing a more automated and sophisticated statistical model and considering also borrower’s credit behavior. Once the rating of the client is determined the provisioning of consumer and mortgage loans is calculated using a risk category and related % which is directly related to the aging. These were refined in the 2007 by increasing the period of “back-testing” from 12 to 21 months and separating the risk categories between old and new borrowers.

Additional Allowances

Under the regulations, banks are permitted to establish allowances above the limits described above only to cover specific risks that have been authorized by their board of directors.

Charge-offs

Under the rules and the regulations establishe by the Superintendency of Banks, the Bank charges off loans or portions thereof when collection efforts have been exhausted. However, the charge-offs must be made within the following maximum prescribed limits:

· 24 months after a loan is past due (3 months for consumer loans) for loans without collateral;
· 36 months after a loan is past due for loans with collateral.

The Bank will also charge-off commercial loans prior to the meeting of this criterion a when the Bank no longer considers such loans or portions thereof to be collectible.

Loan loss recoveries

Recoveries of previously charged-off loans, as well as, recoveries on loans which were reacquired from the Chilean Central Bank (the “Central Bank”), are recorded directly to income and presented as a reduction of the provision for loans losses.

n. Fees income and expenses related to loans and services - Fees and expenses related to loans are deferred and recognized in income over the term of the loans. Fees for services rendered are deferred and recognized in income during the period that the services are performed.

The fees correspond to remunerations charged to the mutual funds and investment funds administered are registered on base yielded. These fees are established in the Internal Regulations off each one the funds administered.

NOTE 1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continuation).

o. Current and deferred taxes - Current taxes are recognized in an amount that approximates the amount due on the respective income tax pursuant to Chilean tax legislation.

Deferred taxes are recorded in accordance with Technical Bulletin No. 60 and the complementary technical bulletins thereto issued by the Chilean Association of Accountants, using the liability method, recording deferred income taxes for the effects of temporary differences between the book and tax bases of assets and liabilities. Deferred taxes are calculated using tax rates estimated to be in effect at the time of reversal of temporary differences that gave rise to them.

p. Assets received in lieu of payment - Assets received in lieu of payment are carried at the lower of price-level restated cost and the market value, considered as a whole. Assets that have not been sold within one year are written-off as ruled by the Superintendency of Banks.

q. Statement of cash flows - For purposes of reporting cash flows, cash and cash equivalents include cash and unsettled transactions, net for the year ended December 31, 2006, 2007 and 2008, the consolidated statements of cash flows have been prepared in accordance with Technical Bulletin No. 65 of the Chilean Association of Accountants.

r. Accrual for mandatory dividends – At December 31, 2008, the Bank recognized a provision for mandatory dividends. The new provisioning methodology for mandatory dividends in 2008, requires the recognition in liabilities of a provision for dividends payable which are mandatory under the law of public companies, and are in accordance with the Bank’s dividend policies. The amount of dividends paid must not be less than 30% of the Bank’s net income for the year.

s. Convenience translation to U.S. dollars - The Bank maintains its accounting records and prepares its consolidated financial statements in Chilean pesos. The U.S. dollar amounts disclosed in the accompanying financial statements are presented solely for the convenience of the reader at the December 31, 2008, market exchange rate of Ch$641.25 per US$1.00. The convenience translation should not be construed as representing that the Chilean peso amounts actually represent or have been, or could be, converted into U.S. dollars at such a rate or at any other rate.

NOTE 2.	ACCOUNTING CHANGES

The Superintendency of Banks together with other Chilean Superintendencies and regulatory bodies agreed to a plan of convergence with International Financial Reporting Standards (“IFRS”) in order to internationalize financial reporting for public companies in Chile.

The Superintendency of Banks, by means of circular No 3410 on November 9, 2007, issued its “Compendium of Accounting Standards” which contains the new accounting formats and reporting standards and policies for the finance industry that will be applied beginning on January 1, 2009, considering the transitional provisions described in Chapter E of such Compendium. Subsequently, the Superintendency of Bank issued on August 21, 2008 Circular No 3443 amending the transitional provisions contained in Chapter E of the “Compendium of Accounting Standards” requiring the application in 2008 of the new format of presentation of the financial statements and amending the definition of “Cash and cash equivalent”.

The principal effects of the adoption of the new accounting standards are described below.

a.	Accounting changes effective for the year ended December 31, 2008.

Circular No 3443 of the Superintendency of Banks amended the transitional provisions contained in Chapter E of the “Compendium of Accounting Standards” requiring the application in 2008 of the new format of presentation of the financial statements and amending the definition of “Cash and cash equivalent”.

For comparative purposes, the financial statements as of December 31, 2007 and 2006 have been modified with respect to those originally prepared by the Bank in order to adapt them to the new presentation requirements. These changes affect the line items “Net Income” in the consolidated income statement and “Shareholders’ equity” in the consolidated balance sheet as under the new presentation formats, such line items include the equity and net income corresponding to stockholders of both the Parent and the minority interests. Under the previous presentation requirements total minority interests were reported in the consolidated balance sheet in the mezzanine section between liabilities and equity while in the consolidated statement of income were presented as a deduction in arriving at consolidated net income.

For this reason the financial statements for the year ended December 31, 2007 and 2006 will differ, in terms of presentation, from the prior year.

In addition, Circular No 3443 required the application of new provisioning methodology for mandatory dividends in 2008. Under this accounting policy, the Bank requires the recognition in liabilities of a provision for dividends payable which are mandatory under the Chilean general banking law, and are in accordance with the bank’s dividends policy.

Until the year ending, December 31, 2007, dividends were recognized on the date of the ordinary shareholders meeting held on April of the following year.

This change in accounting did not have an effect on the results of the bank; however its application resulted in a reclassification within shareholders equity with a retrospective effect as at January 1, 2008, corresponding to dividends which would have required recognition in reserves in 2007 under the new accounting regulations.

NOTE 2.	ACCOUNTING CHANGES (continuation).

b.	Accounting Changes Effective from January 1, 2009

Beginning on January 1, 2009, Chilean Banks must apply the new accounting rules established by the Superintendency of Banks. Legal regulations require that these banks must follow the accounting rules issued by the Superintendency of Banks and Chilean generally accepted accounting principles, consisting of accounting standards issued by the national accounting body “Colegio de Contadores de Chile A.G”. These accounting standards are consistent with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”). In the case of differences between Chilean Generally Accepted Accounting Principles and the accounting rules issued by the Superintendency of Banks, the rules prevail.

Under the new accounting standards rules, the consolidated financial statements of the Bank in 2009 should include for comparative purposes, a consolidated statement of financial position as of December 31, 2008 and a consolidated income statement for the year ending December 31, 2008 prepared in accordance with the new accounting regulations.

As a result of the application of these new accounting regulations there will be an adjustment to equity at January 1, 2009. Additionally, these changes will affect the Bank’s results in future periods.

The Bank established a plan for the transition to the new accounting standards, which included, an analysis of the differences in accounting policies, the selection of accounting policies where there is a choice available, and an analysis of required changes to procedures and systems.

At the date of presentation of these consolidated financial statements the Bank is able to estimate, with reasonable objectivity, to what extent the consolidated balance sheet and consolidated income statement will differ from the comparative balances that will be presented in the year to December 31, 2009 due to the application of the new accounting policies described above.

NOTE 3.	CASH AND CASH EQUIVALENTS

a) The details of cash and cash equivalents is as follows:

	As of December 31,
	2007	2008
	MCh$	MCh$
Cash and deposits in banks
Cash	325,754	337,059
Deposits with the central bank	52,280	189,183
Deposits with other domestic banks	828	751
Foreign deposits	828,123	327,845

Subtotal – Cash and deposits in banks	1,206,985	854,838

Unsettled transactions, net	197,114	192,853
Total Cash and Cash equivalents	1,404,099	1,047,691

b) Unsettled transaction

Net unsettled transactions correspond to transactions pending of settlement that will increase or decrease deposits with the Central Bank of Chile or foreign banks, such operations are normally settled within 2 business days following the each year end.

The detail of unsettled transaction is as follows:

	As of December 31,
	2007	2008
	MCh$	MCh$
Assets
Uncleared checks and similar documents due from banks	199,475	214,929
Uncleared funds receivable	144,879	120,476
Subtotal – Assets	344,354	335,405
Liabilities
Uncleared funds payable	147,240	142,552

Subtotal – Liabilities	147,240	142,552

Unsetted transactions, net	197,114	192,853

In accordance with the rules of the Superintendency of Banks, the Bank must maintain certain non interest-bearing balances in its account with the Central Bank. The required balances are based upon specified financial criteria, including the level of the Bank’s assets, the amount of its foreign borrowings and its average liabilities. Restricted amounts totaled MCh$ 355,758 and MCh$ 453,042 as of December 31, 2007 and 2008, respectively.

NOTE 4.	FINANCIAL INVESTMENTS

Financial investments are classified at the time of the purchase, based on management’s intentions, as either trading instruments or investment instruments the latter of which are categorized as available for sale and held to maturity. As policy the Bank does not maintain instruments classified as held to maturity.

Financial investment as of December 31, 2007 and 2008 are as follows:

a) Trading Investments

A summary of trading investments can be found below:

	As of December 31,
	2007	2008
	MCh$	MCh$
Chilean Central Bank and Government securities
Chilean Central Bank Bonds	601,212	786,263
Chilean Central Bank Notes	274,357	218,355
Other Chilean Central Bank and treasury securities	127,663	71,739
Subtotal	1,003,232	1,076,357

Other Chilean securities
Deposits in Chilean financial institutions	10,932	-
Mortgage finance bonds	35,621	2,787
Chilean financial institution bonds	8,430	3,030
Chilean corporate bonds	12,567	24,833
Other Chilean securities	16,706	-
Subtotal	84,256	30,650

Foreign financial securities
Other foreign securities	7,543	-
Subtotal	7,543	-

Investments in mutual funds
Mutual funds managed for related parties	91,874	54,624
Subtotal	91,874	54,624
Total	1,186,905	1,161,631

Central Bank and government securities includes instruments sold under repurchase agreements with clients and financial institutions for an amount of MCh$ 81,623 as of December 31, 2007. As of December 31, 2008 there were no such balances.

As of December 31, 2008 and 2007, other Chilean securities and foreign financial securities includes instruments sold under repurchase agreements with clients and financial institutions for an amoun of MCh$ 971 and MCh$ 3,012, respectively.

Repurchase agreements have an average maturity of 27 days as of December 31, 2008 (28 days in 2007).

NOTE 4.	FINANCIAL INVESTMENTS (continuation).

b)  Available for sale investments

A summary of available for sale investments can be found below:

	As of December 31,
	2007	2008
Chilean Central Bank and Government securities	MCh$	MCh$
Chilean Central Bank Bonds	307,682	690,123
Chilean Central Bank Notes	59,132	49,204
Other Chilean Central Bank and treasury securities	118,901	93,128
Subtotal	485,715	832,455

Other Chilean securities
Time deposits in Chilean financial institutions	-	1,305
Mortgage finance bonds	297,281	284,033
Chilean corporate bonds	-	13,522
Subtotal	297,281	298,860

Other financial securities		-
Central Bank and Government foreign securities	65,949	-
Other foreign securities	-	448,925
Subtotal	65,949	448,925
Total	848,945	1,580,240

Central Bank and government securities included instruments sold under repurchase agreements with clients and financial institutions for amount of MCh$ 120,648 and MCh$ 64,091 as of December 31, 2008 and 2007, respectively.

As of December 31, 2008 and 2007, available for sale investments included unrealized losses for MCh$ 20,019 and MCh$ 6,040 respectively, recognized as valuation adjustment in shareholders equity, split between an amount of MCh$ 19,972 attributable to owners of the parent and MCh$ 47 attributable to minority interests. In 2007 there was no effect on minority interests, since Bank’s subsidiaries did not hold any available for sale investments.

c) Held-to-maturity Investments

As of December 31, 2007 and 2008, no financial investments were classified as Held-to-maturity.

NOTE 5.	NET GAINS FROM MARK-TO MARKET AND TRADING AND FOREIGN EXCHANGE DIFFERENCES

As of December 31, 2007 and 2008, the composition of this item is as follows:

	As of December 31,
	2006	2007	2008
	MCh$	MCh$	MCh$
Net gains from mark-to market and trading
Derivative instruments for trading	51,982	(89,751)	178,883
Trading investments	79,773	87,957	76,829
Sale of loans and receivables from customers	2,512	28,425	14,765
Current portfolio past–due	2,512	340	395
Charged-off	-	28,085	14,370
Available for sale investments	2,120	39	3,807
Other results from financial operations	(922)	126	(1,200)
Subtotal	135,465	26,796	273,084

Foreign exchange differences
Exchange gains (losses), net	(52,547)	91,033	(402,927)
Derivative instruments in designated hedge	55,542	(17,634)	243,979
Exchange rate gain (losses) from assets denominated in foreign currencies	8,588	(9,369)	12,684
Exchange rate gain (losses) from liabilities denominated in foreign currencies	(12,135)	18,977	(40,778)
Subtotal	(552)	83,007	(187,042)
Total	134,913	109,803	86,042

NOTE 6.	LOANS

The loans on the accompanying consolidated balance sheets consist of the subcategories as described below.

Interbank loans usually are short-term loans to financial institutions that operate in Chile.

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

Other outstanding loans principally include current account overdrafts, bills of exchange and mortgage loans that are financed by the Bank s general borrowings.

NOTE 6.	LOANS (continuation).

Consumer loans are loans to individuals granted in Chilean pesos, generally on a fixed rate basis, to finance the purchase of consumer goods or to pay for services. Credit card balances subject to interest charges are also included in this category.

Mortgage loans are inflation-indexed, fixed rate, long-term loans with monthly payments of principal and interest collateralized by a real property mortgage. These loans are specifically funded through the issuance of mortgage finance bonds, which are bonds generally issued to third party investors in order that the Bank finance its loans to property owners. At the time of issuance, the amount of a mortgage loan cannot exceed 75% of the property value.

	As of December 31,
Loans Portfolio	2007	2008
	MCh$	MCh$

Interbank loans	50,047	95,534
Allowance	-	(35)
Sub-total Interbank loans	50,047	95,499

Comercial loans	7,437,607	8,374,498
Commercial loans	5,552,834	6,002,108
Foreign trade loans	925,275	1,396,596
Leasing contract	952,827	967,632
Other oustanding loans	6,671	8,162

Mortgage loans	3,642,908	3,981,346

Consumer loans	2,267,719	2,248,996

Allowance for loans losses	(250,887)	(285,470)

Sub-total Loans and receivables from customers	13,097,347	14,319,370
Total Loans	13,147,394	14,414,869

The following table summarizes the most significant loan concentrations, expressed as a percentage of total loans, excluding contingent loans and before the reserve for loan losses.

	As of December 31,
	2007	2008
	MCh$	MCh$
Community, social and personal services	16.4%	15.6%
Residential mortgage loans	27.1%	27.0%
Consumer credit	16.8%	15.4%
Financial services	7.4%	6.6%
Commerce	8.9%	10.4%
Manufacturing	5.9%	6.3%
Construction	6.3%	5.8%
Agriculture, livestock, agribusiness, fishing	5.3%	5.6%
Electricity, gas and water	0.7%	0.7%
Transport, storage and communications	3.9%	3.8%
Mining and petroleum	1.3%	2.8%
Total	100.0%	100.0%

A substantial amount of the Bank’s loans are to borrowers doing business in Chile.

NOTE 7.	LEASE CONTRACTS

The amounts shown as leasing contracts are amounts receivable under lease agreements and have the following maturities as of December 31, 2007 and 2008. Unearned income presented in the table corresponds to the interest to be earned at each year end.

	As of December 31, 2007			As of December 31, 2008
	Total Receivable	Unearned Income	Net lease receivable	Total Receivable	Unearned Income	Net lease receivable
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Year
Due within one year	326,596	(36,750)	289,846	342,961	(37,434)	305,527
Due after 1 year but within 2 years	237,475	(31,605)	205,870	236,931	(30,831)	206,100
Due after 2 years but within 3 years	167,747	(27,293)	140,454	159,030	(25,252)	133,778
Due after 3 years but within 4 years	107,582	(20,101)	87,481	104,473	(19,784)	84,689
Due after 4 years but within 5 years	68,618	(13,371)	55,247	75,338	(16,182)	59,156
Due after 5 years	232,353	(58,424)	173,929	242,614	(64,232)	178,382
Total	1,140,371	(187,544)	952,827	1,161,347	(193,715)	967,632

Leased assets consist principally of real estate, industrial machinery, vehicles and computer equipment.

NOTE 8.	ALLOWANCE FOR LOAN LOSSES AND OTHER PROVISIONS

a) Allowance for loan losses:

The following table provides information regarding the bank’s allowance for loan losses recognized in the income statement:

	As of December 31, 2008
	Interbank loanss	Loans and accounts receivables from clients			Contingent loans	TOTAL
		Commercial loans	Mortgage loans	Consumer loans
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Allowances established:	-	-	-	-	-	-
- Individual evaluations	(35)	(32,284)	-	-	(358)	(32,677)
- Group evaluations	-	(39,721)	(8,245)	(251,068)	(49)	(299,083)
Total allowances established	(35)	(72,005)	(8,245)	(251,068)	(407)	(331,760)

Allowances released:	-	-	-	-	-	-
- Individual evaluations	-	2,725	-	-	-	2,725
- Group evaluations	-	2,046	685	2,457	-	5,188
Total allowances released	-	4,771	685	2,457	-	7,913

Recovery of loans previously charged off	-	9,244	1,932	26,718	-	37,894

Net charge to income	(35)	(57,990)	(5,628)	(221,893)	(407)	(285,953)

NOTE 8.	ALLOWANCE FOR LOAN LOSSES AND OTHER PROVISIONS (continuation).

	As of December 31, 2007
	Interbank loanss	Loans and accounts receivables from clients			Contingent loans (*)	TOTAL
		Commercial loans	Mortgage loans	Consumer loans
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Allowances established:	-	-	-	-	-	-
- Individual evaluations	-	(52,329)	-	-	(135)	(52,464)
- Group evaluations	-	(62,471)	(10,054)	(206,436)	(444)	(279,405)
Total allowances established	-	(114,800)	(10,054)	(206,436)	(579)	(331,869)

Allowances released:	-	-	-	-	-	-
- Individual evaluations	-	26,060	-	-	-	26,060
- Group evaluations	-	9,195	1,486	13,874	-	24,555
Total allowances released	-	35,255	1,486	13,874	-	50,615

Recovery of loans previously charged off	-	31,600	4,691	20,296	-	56,587

Net charge to income	-	(47,945)	(3,877)	(172,266)	(579)	(224,667)

(*) The allowance for contingent loans corresponds to the operations described in note 21.

As of December 31, 2008 and 2007 the allowance for loan losses is related to the following activities:

	As of December 31, 2008
	Gross assets	Loan loss allowance	Net assets
	MCh$	MCh$	MCh$
Loans and receivables from customers
Commercial loans	8,374,498	(125,115)	8,249,383
Mortgage loans	3,981,346	(12,871)	3,968,475
Consumer loans	2,248,996	(147,484)	2,101,512
Total	14,604,840	(285,470)	14,319,370
Interbank loans	95,534	(35)	95,499

	As of December 31, 2007
	Gross assets	Loan loss allowance	Net assets
	MCh$	MCh$	MCh$
Loans and receivables from customers
Commercial loans	7,437,607	(93,050)	7,344,557
Mortgage loans	3,642,908	(10,180)	3,632,728
Consumer loans	2,267,719	(147,657)	2,120,062
Total	13,348,234	(250,887)	13,097,347
Interbank loans	50,047	-	50,047

NOTE 8.	ALLOWANCE FOR LOAN LOSSES AND OTHER PROVISIONS (continuation).

b) Other Provisions

The detail of other provisions recognized in liabilities is as follows:

	As of December 31,
	2007	2008
	MCh$	MCh$

Provisions for personnel salaries and expenses	30,069	34,427
Provisions for mandatory dividends (*)	-	98,444
Allowance for contingent loans	2,571	2,769
Other provisions	17,859	26,525
Total Provisions	50,499	162,165

(*)  See Note 1.r regarding the recognition of mandatory dividends since January 1, 2008.

NOTE 9.	PROPERTY, PLANT AND EQUIPMENT

The Bank property, plant and equipment, net of accumulated depreciation are as follows:

	As of December 31,
	2007	2008
	MCh$	MCh$

Land and buildings	230,936	226,414
Furniture and fixtures	13,165	12,916
Machinery and equipment	18,484	16,783
Vehicles	1,088	895
Others	3,782	3,097
Total bank property, plant and equipment, net	267,455	260,105

Related depreciation expense was MCh$ 22,114 and MCh$ 25,203 as of December 31, 2007 and 2008, respectively.

NOTE 10.	INVESTMENTS IN OTHER COMPANIES

Investments in other companies consist of the following:

						As of December 31,
	Ownership			Equity of the		Carrying Value		Participation net income
	interest			Companies
	2006	2007	2008	2007	2008	2007	2008	2006	2007	2008
Companies	%	%	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Centro de Compensación Automatizado	33.33	33.33	33.33	897	921	299	307	47	41	28
Redbanc S.A.	33.42	33.42	33.42	4,289	4,530	1,434	1,515	235	218	145
Transbank S.A.	32.71	32.71	32.71	6,153	6,794	2,013	2,223	309	310	517
Soc. Interb. de Depósito de Valores S.A.	29.28	29.28	29.28	1,333	1,454	390	426	79	76	75
Sociedad Nexus S.A.	12.90	12.90	12.90	5,095	4,916	657	634	139	127	104
Adm. Financiero Transantiago (3)	20.00	20.00	20.00	4,468	2,843	894	568	(111)	(2,728)	(284)
Cámara Compensación de Alto Valor S.A.	11.52	11.52	11.52	3,959	3,727	456	429	68	53	66
Subtotal						6,143	6,102	766	(1,903)	651

Other companies:
Globalnet						-	-	(9)	-	-
Bladex						149	148	-	-	-
Bolsas de Comercio (1) (4)						723	385	152	318	112
Mastercard (5)						90	90	-	-	-
Other (2)						294	265	10	147	88
Total						7,399	6,990	919	(1,438)	851

(1)
On January 14, 2008, the subsidiary Santander S.A. Corredores de Bolsa sold its investment in Bolsa de Comercio de Santiago for an amount of MCh$ 1,315. At the date of the sale its carrying value was MCh$ 341 generating a profit on disposal of MCh$ 974.

(2)	On August 18, 2008, the Bank sold 38 shares in Swift, for an amount of MCh$ 51. At the date of sale the carrying value of the shares was MCh$ 45, generating a profit on disposal of MCh$ 6.

On March 12, 2008 Visa Inc. granted to the Bank a total of 312,379 class C series 1 shares, valued in local currency at $1. On March 28, 2008, the Bank sold 56.19% of its shareholding, corresponding to 175,512 shares, at a price per share of $19,190, generating a gain on sale of MCh$ 3,368.

(3)
On December 21, 2007, an extraordinary general stockholders meeting of “Administrador Financiero Transantiago S.A.” was celebrated and the stockholders agreed to capitalize the credits into the merchant accounts held by the shareholders of “Administrador Financiero Transantiago S.A.”. The total available balance in the accounts was MCh$ 11,107. Since Banco Santander Chile owns 20% of the mentioned entity the equity invested increased by MCh$ 2,221.

(4)	In August 2007, one share of “Bolsa de Comercio de Santiago” was sold. The sale price was MCh$ 1,215 and the realized gain was MCh$ 826.

(5)	In November 2007, the Bank sold 17,000 shares in Mastercard resulting in a gain of MCh$ 1,439.

During 2008 the Bank received dividends from these investments for an amount of MCh$ 638 (MCh$ 748 in 2007).

NOTE 11.	OTHER ASSETS AND OTHER LIABILITIES

a) Other assets

The detail of other assets as of December 31, 2008 and 2007 is as follows:

	As of December 31,
	2007	2008
	MCh$	MCh$

Assets for leasing	64,870	101,952

Assets received in lieu of payment
Received in lieu of payment	1,160	6,138
Awarded in judicial sale	9,972	14,280
Provision for assets received in lieu of payment	(1,558)	(1,020)
Subtotal	9,574	19,398

Other assets
Guarantees issued (threshold)	206,348	157,819
VAT tax credit	7,793	7,104
Income tax recoverable	8,001	10,811
Prepaid expenses	30,191	25,305
Assets recovered from leasing for sale	3,181	1,326
Accounts and notes receivable	46,900	81,241
Notes receivable by brokerage and simultaneous operations	91,477	74,875
Other assets	47,903	40,517
Subtotal	441,794	398,998

Total other assets	516,238	520,348

b) Other liabilities

The detail of other liabilities as of December 31, 2008 and 2007 is as follows:

	As of December 31,
	2007	2008
	MCh$	MCh$

Accounts and notes payable	80,532	73,596
Unearned income	7,009	4,669
Guarantees received (threshold)	16,538	177,017
Documents payable for brokerage and simultaneous operations	12,737	11,192
Other liabilites	10,257	25,708

Total other liabilities	127,073	292,182

NOTE 12.	OTHER INTEREST BEARING LIABILITIES

The Bank’s long-term and short-term borrowings are summarized below. Borrowings are generally classified as short-term when they have original maturities of less than one year or are due on demand. All other borrowings are classified as long-term, including the amounts due within one year on such borrowings.

	December 31, 2008
	Long-term	Short- term	Total
	MCh$	MCh$	MCh$

Central Bank borrowings	-	269,430	269,430
Invesment under agreements to repurchase	853	292,951	293,804
Investments under agreements to repurchase	853	562,381	563,234

Credit loans for renegotiation of loans	-	3,012	3,012
Borrowings from domestic financial institutions	-	5,001	5,001
Foreign borrowings	309,055	1,107,997	1,417,052
Interbank borrowings	309,055	1,116,010	1,425,065

Mortgage finance bonds	289,913	54,767	344,680
Other borrowings: bonds	1,362,198	256,582	1,618,780
Subordinated bond	687,912	-	687,912
Debt instruments issued	2,340,023	311,349	2,651,372

Other obligations	7,357	95,921	103,278

Total borrowings	2,657,288	2,085,661	4,742,949

	December 31, 2007
	Long-term	Short-term	Total
	MCh$	MCh$	MCh$

Central Bank borrowings	-	155,027	155,027
Invesment under agreements to repurchase	-	181,063	181,063
Invesment under agreements to repurchase	-	336,090	336,090

Credit loans for renegotiation of loans	-	4,325	4,325
Foreigns borrowings	529,855	663,004	1,192,859
Interbank borrowings	529,855	667,329	1,197,184

Mortgage finance bonds	407,625	62,533	470,158
Other borrowings: bonds	1,333,910	-	1,333,910
Subordinated bonds	542,507	-	542,507
Debt instruments issued	2,284,042	62,533	2,346,575

Other obligations	11,356	149,657	161,013

Total borrowings	2,825,253	1,215,609	4,040,862

NOTE 12.	OTHER INTEREST BEARING LIABILITIES (continuation).

a)	Central Bank borrowings

Central Bank borrowings include credit lines for the renegotiation of loans and other Central Bank borrowings. These credit lines were provided by the Central Bank for the renegotiation of loans due to the need to refinance debts as a result of the economic recession and crisis of the banking system in the early 1980's. The credit lines for the renegotiations are related with to mortgage loans linked to the UF index and bear an annual interest rate of 3.0% and 3.0% at December 31, 2007 and 2008, respectively. The maturities of the outstanding amounts due to the Central Bank are as follows:

	As of December 31,
	2007	2008
	MCh$	MCh$

Total credit lines for renegotiation of loans	4,325	3,012

The maturities of MCh$3,012 due under these long-term credit lines, are due within one year.

b)	Mortgage finance bonds

These bonds are used to finance mortgage loans. The outstanding principal amounts of the bonds are amortized on a quarterly basis. The range of maturities of these bonds is between five and twenty years. The bonds are linked to the UF index and bear a weighted-average annual interest rate of 4.6%.
As of December 31,
2008
MCh$

Due within 1 year	54,767
Due after 1 year but within 2 years	41,211
Due after 2 years but within 3 years	37,635
Due after 3 years but within 4 years	31,284
Due after 4 years but within 5 years	33,655
Due after 5 years	146,128
Total mortgage finance bonds	344,680

c)	Bonds

The following table sets forth, at the dates indicated, our issued bonds.

	As of December 31,
	2007	2008
	MCh$	MCh$

Santander Bonds linked to the UF	1,116,948	1,362,198
Santander Bonds denominated in US$	216,962	256,582
Total bonds	1,333,910	1,618,780

NOTE 12.	OTHER INTEREST BEARING LIABILITIES (continuation).

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

On December 17, 2004, Santiago Leasing S.A. ceded through public deed a total of UF 3,041,102 (MCh$ 37,591 at December 31, 2004) in bonds to Banco Santander Chile. These bonds are denominated in UF index and bear an annual interest rate of 5.6%. At December 31, 2007 and 2008, the balance was included in bonds linked to the UF.

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

On December 9, 2004, the Bank issued senior bonds, denominated in U.S. dollars, for a total of US$ 400 million. These bonds carry a nominal interest rate of LIBOR plus 0.35% per annum (5.50% and 2,54 % at December, 2007 and 2008). The interest is payable quarterly and the principal is to be paid after a term of 5 years.

During 2007, the Bank issued senior bonds in the local market for a total of UF 34,000,000 (MCh$ 729,387 as December 31, 2008). The detail of the bonds issued is as follows:

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

NOTE 12.	OTHER INTEREST BEARING LIABILITIES (continuation).

f)
On June 7, 2007, the Bank issued Series T Bonds denominated in UF for an amount of UF 5,000,000. These bonds carry a nominal interest rate of 3.3% per annum, semi-annual interest payments starting on August 1, 2007 and one repayment of principal on February 1, 2011.

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

During 2008, the Bank issued senior bonds in the local market for a total of UF 12,621,000 (MCh$ 270,302 as of December 31, 2008). Below is a detail of the bonds issued.

a)
On January 17, 2008, the Bank issued Series Y denominated in UF for an amount of UF 4,000,000. These bonds carry a nominal interest rate of 3.5% per annum, semi-annual interest payments starting on July 1, 2009 and one repayment of principal on December 20, 2012.

b)
On April 28, 2008, the Bank issued Series Y1 denominated in UF for an amount of UF 3,000,000. These bonds carry a nominal interest rate of 3.5% per annum, semi-annual interest payments starting on October 1, 2009 and one repayment of principal on April 23, 2031.

c)	On May 9, 2008, the Bank issued Series Y2 denominated in UF for an amount of UF 3,000,000 with maturity date of principal on June 11, 2012. These bonds do not contemplate interest payments.

d)
On June 04, 2008, the Bank issued Series Y3 denominated in UF for an amount of UF 2,000,000. These bonds carry a nominal interest rate of 3.8% per annum, semi-annual interest payments starting on December 1, 2009 and one repayment of principal on July 07, 2017.

NOTE 12.	OTHER INTEREST BEARING LIABILITIES (continuation).

e)
On December 16, 2008, the Bank issued Series F2 denominated in UF for an amount of UF 621,000. These bonds carry a nominal interest rate of 4.2% per annum, with semi-annual interest payments starting on June 1, 2009 and one repayment of principal on August 18, 2017.

The maturities of these bonds are as follows:

As of December 31, 2008
MCh$
Due within 1 year	256,582
Due after 1 year but within 2 years	170,358
Due after 2 years but within 3 years	226,910
Due after 3 years but within 4 years	8,805
Due after 4 years but within 5 years	259,768
Due after 5 years	696,357
Total bonds	1,618,780

d)	Subordinated bonds

The following table sets forth, at the dates indicated, the balances of our subordinated bonds.

	As of December 31,
	2007	2008
	MCh$	MCh$
Subordinated bonds denominated in US$ (1) (2)	287,116	364,410
Subordinated bonds linked to the UF (3) (4) (5)	255,391	323,502
Total subordinated bonds	542,507	687,912

1)
On January 16, 2003, the Bank completed the voluntary exchange for its new subordinated bonds, which will mature in 2012. A total of US$ 221,961,000 in principal of the Santiago bonds was offered and redeemed by the Bank. Te bonds carry a nominal interest rate of 7.375% per annum, which semi-annual interest payments and one repayment of principal after a term of 10 years.

2)
On December 9, 2004, the Bank issued subordinated bonds denominated in U.S. dollars in an aggregate principal amount of US$ 300 million. These bonds carry a nominal interest rate of 5.375% per annum, with semi-annual interest payments and one repayment of principal after a term of 10 years.

3)	During 2006, the Bank issued subordinate bonds denominated in UF in an aggregate principal amount of UF 5,000,000, which bear an average annual rate of 4.4%.

4)	During 2007, the Bank issued subordinate bonds denominated in UF in an aggregate principal amount of UF 4,000,000, which bear an average annual rate of 4.0%.

NOTE 12.	OTHER INTEREST BEARING LIABILITIES (continuation).

5)	During 2008, the Bank issued subordinated bonds in the local market for a total of UF 3,750,000 (MCh$80,447 as of December 31, 2008). The detail of the issuances is as follows:

a)
On July 25, 2008, the Bank issued Series G1 denominated in UF for an amount of UF 3,000,000. These bonds carry a nominal interest rate of 3.9% per annum, semi-annual interest payments starting on January 1, 2009 and one repayment of principal on November 25, 2032.

b)
On December 26, 2008, the Bank issued Series G2 denominated in UF for an amount of UF 750,000. These bonds carry a nominal interest rate of 4.8% per annum, semi-annual interest payments starting on July 1, 2009 and one repayment of principal on February 25, 2038.

The maturities of these bonds, which are considered long-term, are as follows.

As of December 31, 2008
MCh$
Due within 1 year	-
Due after 1 year but within 2 years	-
Due after 2 years but within 3 years	19,420
Due after 3 years but within 4 years	141,187
Due after 4 years but within 5 years	-
Due after 5 years	527,305
Total subordinated bonds	687,912

e)	Foreign borrowings

These are short-term and long-term borrowings from foreign banks. The maturities of these borrowings are as follows:

As of December 31, 2008
MCh$
Due within 1 year	1,107,997
Due after 1 year but within 2 years	143,555
Due after 2 years but within 3 years	165,500
Total foreign borrowings	1,417,052

The foreign borrowings are denominated principally in U.S. dollars, and are principally used to fund the Bank’s foreign trade loans, and bear an annual average interest rate of 1.3% and 3.9% at December 31, 2007 and 2008, respectively. As a result of the global financial crisis, foreign borrowings from correspondent banks have tightened significantly. To offset this, in 2008 the Bank increased overnight deposits in US$ in its financial investments funded with the inflow of local currency deposits. See Item 5: E. Liquidity and Capital Resources/Financial Investments/Available for sale investments.

NOTE 12.	OTHER INTEREST BEARING LIABILITIES (continuation).

f)	Other obligations

Other obligations are summarized as follows:

As of December 31, 2008
MCh$
Due within 1 year	54,903
Due after 1 year but within 2 years	2,150
Due after 2 years but within 3 years	1,820
Due after 3 years but within 4 years	1,088
Due after 4 years but within 5 years	808
Due after 5 years	1,491
Total long term obligations	62,260

Short-term obligations:

Amounts due to credit card operators	41,018
Acceptance of letters of credit	-
Total short – term obligations	41,018
Total other obligations	103,278

NOTE 13.	DISCLOSURES REGARDING DERIVATIVE FINANCIAL INSTRUMENTS

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

During the period ended December 31, 2007 and 2008, the Bank entered into interest rate and cross currency swap agreements to manage exposure to fluctuation in currencies and interest rates.

The Bank’s derivatives contracts for hedge accounting and trading purposes as of December 31, 2007 and 2008, are summarized below:

NOTE 13.	DISCLOSURES REGARDING DERIVATIVE FINANCIAL INSTRUMENTS (continuation)

		As of December 31, 2008
		Notional amounts			Fair Value
	Cash Flow hedge (CF) or fair value hedge (FV)	Within 3 months	After 3 months but within one year	After one year	Assets	Liabilities
		MCh$	MCh$	MCh$	MCh$	MCh$
Derivative instruments in designated for hedge accounting
Currency forwards	( )	-	-	-	-	-
Interest rate swaps	(FV)	-	-	45,849	1,234	1,332
Currency swaps	( )	-	-	-	-	-
Cross currency swaps	(FV)	-	-	359,100	106,335	-
Cross currency swaps	(CF)	51,300	573,598	128,250	73,036	151
Call currency options	( )	-	-	-	-	-
Call interest rate options	( )	-	-	-	-	-
Put currency options	( )	-	-	-	-	-
Put interest rate options	( )	-	-	-	-	-
Interest rate future	( )	-	-	-	-	-
Other derivatives	( )	-	-	-	-	-
Subtotal		51,300	573,598	533,199	180,605	1,483

Derivative instruments for Trading
Currency forwards		5,643,973	2,983,543	438,347	600,199	302,479
Interest rate swaps		3,865,373	4,635,536	9,922,492	239,867	362,813
Currency swaps		-	-	-	-	-
Cross currency swaps		619,041	1,634,073	9,281,020	803,199	780,614
Call currency options		225,936	157,871	1,347	21,901	18,126
Call interest rate options		-	128,250	-	-	45
Put currency options		195,792	138,795	1,347	657	4,164
Put interest rate options		-	64,125	-	-	-
Interest rate future		-	-	-	-	-
Other derivatives		15,016	-	-	81	-
Subtotal		10,565,131	9,742,193	19,644,553	1,665,904	1,468,241

Total		10,616,431	10,315,791	20,177,752	1,846,509	1,469,724

The notional amounts refer to the U.S. dollar bought or sold or to the U.S. dollar equivalent of foreign currency bought or sold for future settlement. The contract terms correspond to the duration of the contracts as from the date of the transaction to the date of the settlement.

NOTE 13.	DISCLOSURES REGARDING DERIVATIVE FINANCIAL INSTRUMENTS (continuation)

		As of December 31, 2007
		Notional amounts			Fair Value
	Cash Flow hedge (CF) or fair value hedge (FV)	Within 3 Months	After 3 months but within one year	After one year	Assets	Liabilities
		MCh$	MCh$	MCh$	MCh$	MCh$
Derivative instruments in designated for hedge accounting
Currency forwards	( )	-	-	-	-	-
Interest rate swaps	(FV)	-	-	131,985	4,237	546
Currency swaps	( )	-	-	-	-	-
Cross currency swaps	(FV)	-	-	303,538	-	10,068
Cross currency swaps	(CF)	-	-	523,062	-	60,075
Call currency options	( )	-	-	-	-	-
Call interest rate options	( )	-	-	-	-	-
Put currency options	( )	-	-	-	-	-
Put interest rate options	( )	-	-	-	-	-
Interest rate future	( )	-	-	-	-	-
Other derivatives	( )	-	-	-	-	-
Subtotal		-	-	958,585	4,237	70,689

Derivative instruments for Trading
Currency forwards		6,290,081	4,288,887	855,702	121,609	174,191
Interest rate swaps		2,107,282	3,543,727	9,537,991	94,207	173,294
Currency swaps		-	-	-	-	-
Cross currency swaps		145,573	501,876	7,140,415	627,767	427,215
Call currency options		70,507	32,349	702	286	318
Call interest rate options		-	-	81,305	1	-
Put currency options		173,985	39,779	-	1,635	1,277
Put interest rate options		-	-	82,394	-	10
Interest rate future		-	-	-	-	-
Other derivatives		213,828	3,205	-	444	407
Subtotal		9,001,256	8,409,823	17,698,509	845,949	776,712

Total		9,001,256	8,409,823	18,657,094	850,186	847,401

The notional amounts refer to the U.S. dollar bought or sold or to the U.S. dollar equivalent of foreign currency bought or sold for future settlement. The contract terms correspond to the duration of the contracts as from the date of the transaction to the date of the settlement.

NOTE 14.	MINIMUM CAPITAL REQUIREMENTS

The Superintendency of Banks requires Chilean Banks to maintain a minimum amount of capital equivalent to 8% of total risk-weighted assets after deductions for mandatory allowances, and a minimum capital base of at least 3% of total assets after deductions for mandatory allowances. However, as a result of the merger that took place in 2002 (see Note 1.a), the Superintendency of Banks determined that the effective net equity of the combined bank could not be lower than 11% of its risk-weighted total assets.

Effective net equity is defined as basic equity (capital and reserves) less goodwill and investments in unconsolidated entities plus subordinated bonds up to a maximum of 50% of basic equity.

Assets are allocated to different risk categories to which are assigned a weighting according to the amount of capital required to be held for each type of asset. For example, cash, deposits with Banks and financial instruments issued by the central Bank have a 0% risk-weighting, with the result that the Bank is not required to hold affective net equity in relation to these instruments tangible fixed assets attract a 100% risk weighting, meaning that the minimum capital required to be held in relation to these assets is 11% of their amount.

Trading derivatives are also assigned a risk weighting, using a conversion factor applied to their notional values giving a measure of their exposure to credit risk. In the same way a value relating to credit risk is assigned to off balance sheet contingent liabilities.

The amounts of basic capital and effective net equity as at December 31, 2007 and 2008 are as follows:
	Consolidated Assets		Risk - weighted assets
	2007	2008	2007	2008
	MCh$	MCh$	MCh$	MCh$
Assets, net of allowances
Cash and deposits in banks	1,206,985	854,838	-	-
Unsettled transaction	344,354	335,405	105,631	58,580
Trading investments	1,186,905	1,161,631	6,880	110,973
Investment under agreements to resell	37,022	-	16,182	-
Financial derivative contracts	1,398,101	1,459,901	652,039	844,892
Interbank loans	50,047	95,499	10,009	19,100
Loans and receivables from customers	13,097,347	14,319,370	11,639,969	12,807,401
Available for sale investments	848,945	1,580,240	161,260	376,023
Investments in other companies	7,399	6,990	7,399	6,990
Intangible assets	61,182	73,089	61,182	73,089
Property, plant and equipment	267,455	260,105	267,455	260,105
Current taxes	2,105	18,289	211	1,829
Deferred taxes	66,707	64,821	6,671	6,482
Other assets	516,238	520,348	369,554	403,588
Off-balance sheet assets
Contingent loans	1,293,604	1,240,690	767,430	735,126
Total risk – weighted assets			14,071,872	15,704,178

NOTE 14.	MINIMUM CAPITAL REQUIREMENTS (continuation).

	As of December 31,		Ratio
	2007	2008	2007(*)	2008
	MCh$	MCh$	%	%
Basic capital	1,565,885	1,578,045	7.68%	7.18%
Effective net equity	2,069,103	2,166,700	14.70%	13.79%

(*) For comparison purposes, the Bank has presented the balances relating to 2007 in accordance with the new accounting regulations as described in Note 2 to the financial statements. The ratios determined under the previous regulations were 6.04% and 12.24% for basic capital and effective net equity respectively, according to the following detail:

	As of December 31, 2007
	Amount	Ratio
	MCh$
Basic capital previously reported	1,229,798	6.04%
Total Assets	20,355,765
Effective net equity previously reported	1,744,888	12.24%
Risk – weighted assets	14,251,133

NOTE 15.	MINORITY INTEREST

The following table sets forth the participation of minority interests in the equity and the income statement:

	As of December 31, 2008
	Noncontrolling Interest	Equity	Net Income	Other conprehensive income			Comprehensive Income
				Available for sale investments	Income tax	Total other comprehensive income

		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Santander Corredores de Seguro Ltda. (Ex Santander Leasing S.A.)	0.24%	179	6	-	-	-	6
Santander Asset Management S.A. Adm. Gral. de Fondos	0.02%	18	4	-	-	-	4
Santander S.A. Agente de Valores (**)	0.97%	1,474	93	(47)	8	(39)	54
Santander S.A. Sociedad Securitizadora	0.36%	4	-	-	-	-	-
Santander S.A. Corredores de Bolsa	49.00%	22,890	2,768	-	-	-	2,768
Total		24,565	2,871	(47)	8	(39)	2,832

	As of December 31, 2007
	Noncontrolling Interest	Equity	Net Income	Other conprehensive income			Comprehensive Income
				Available for sale investments	Income tax	Total Other comprehensive income

		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Santander Corredores de Seguro Ltda. (Ex Santander Leasing S.A.*)	0.50%	167	2	-	-	-	2
Santander Asset Management S.A. Adm. Gral. de Fondos	0.02%	19	5	-	-	-	5
Santander S.A. Agente de Valores	0.97%	1,492	79	-	-	-	79
Santander S.A. Sociedad Securitizadora	0.36%	5	-	-	-	-	-
Santander Corredora de Seguros Limitada (*)	0.01%	3	1	-	-	-	1
Santander S.A. Corredores de Bolsa	49.00%	20,143	2,151	-	-	-	2,151
Total		21,829	2,238	-	-	-	2,238

(*)   Entities merged during 2008. For further details see Note 1.a.

(**) As of December 31, 2008, Santander S.A. Agente de Valores held instruments classified as available for sale registered at fair value with fair value movements through equity. For further details regarding unrealized gains and losses see Note 1.h.

NOTE 16.	TRANSACTIONS WITH RELATED PARTIES

In accordance with the Chilean General Banking law and the rules of the Superintendency of Bank, related parties are defined as individuals and companies who are directors, officers or shareholders who own more than one percent of the Bank’s shares. Companies in which a director, officer or shareholders of the Bank holds more than a 5% interest and companies that have common directors with the Bank are also considered to be related parties. In the following table, trading or manufacturing companies are defined as operating companies, and companies whose purpose is to hold shares in other companies are defined as holding companies.

a)	Loans granted to related parties:

Related party loans, all of which are current, are as follows:

	Loans		Collateral pledged
	2007	2008	2007	2008
	MCh$	MCh$	MCh$	MCh$
Operating companies	96,379	123,822	54,885	3,193

Investing companies	202,331	297,735	32,034	66,106

Individuals (*)	32,858	33,604	31,174	31,870

Total	331,568	455,161	118,093	101,169

(*)  Includes debt obligations that are individually equal to or greater than UF 3,000, equivalent to MCh$ 64 as of December 31, 2008.

The activities in the balances of loans to related parties are as follows:

	2007	2008
	MCh$	MCh$
Balance as of January 1	441,971	331,568
New loans	138,588	379,796
Repayments	(216,260)	(229,132)
Price-level restatements	(32,732)	(27,071)
Balance as of December 31	331,567	455,161

NOTE 16.	TRANSACTIONS WITH RELATED PARTIES (continuation):

b)	Other transactions with related parties:

During the years ended December 31, 2006, 2007 and 2008 the Bank had the following significant income (expenses) from services provided to (by) related parties:

		EFFECT IN RESULTS
	DESCRIPTION OF SERVICE	Income/(Expense)
		2006	2007	2008
		MCh$	MCh$	MCh$
REDBANC S.A.	Use of automatic tellers machines	(4,745)	(4,320)	(4,616)

TRANSBANK S.A.	Credit card administration services	(9,556)	(7,482)	(8,444)

SANTANDER G.R.C. LTDA.	Recovery services	(1,973)	(3,635)	(3,733)
	Operating lease	144	131	199

SANTANDER CHILE	Operating lease	151	145	144
HOLDING S.A.	Advising	(113)	(109)	(50)

SANTANDER FACTORING S.A.	Operating lease	61	56	56

BANSA SANTANDER S.A.	Operating lease	(2,838)	(2,729)	(2,723)

A.F.P BANSANDER S.A. (**)	Operating lease	209	149	-

ALTEC S.A.	Provision of services	(6,791)	(6,710)	(4,636)
	Operating lease	209	64	-

SANTANDER CIA. DE SEGUROS DE VIDA S.A.	Life insurance for the credit line and credit cards	(1,258)	(1,900)	(1,884)
	Operating lease	82	77	68
SANTANDER CIA. DE	Credit card fraud insurance	-	(926)	(2,523)
SEGUROS GENERALES	Operating lease	-	32	32

SANTANDER INVESTMENT	Operating lease	107	103	94
CHILE LIMITADA

PLAZA DEL TREBOL S.A. (*)	Operating lease	(229)	(74)	-
PRODUBAN, SERVICIOS INFORMATICOS GENERALES S.L. (***)	Information Processing	-	-	(5,451)
OTROS	Expenses for other services	24	771	-
	Operating lease	(12)	-	-
	Directors’ fees	(572)	(629)	(628)

NOTE 16.	TRANSACTIONS WITH RELATED PARTIES (continuation).

(*)
This entity was a related party until March 27, 2007, at which date the board accepted the resignation of Mr. Juan Andrés Fontaine Talavera as Director of the Bank. The amounts disclosed in 2007 relate to the amounts recognized until the date of resignation.

(**)
On January 16, 2008, Santander Chile Holding, S.A. sold its total equity interest participation in AFP Bansander S.A. (a total of 17,453,477 shares) to ING Cia. de Inversiones y Servicios Ltda. Until that date AFP Bansander S.A. was a related party of the Bank.

(***)
On April 4, 2008, the Superintendency of Bank authorized, subject to the completion of appropriate tests and certifications, the transfer for of its data processing centre from IBM Chile to “Produban Servicios Informáticos Generales S., a subsidiary of Banco Santander, S.A. located in Madrid, Spain.

Under the regulations of the Seuperintendency of Banks, only transactions with related parties equal to or greater than UF 5,000 have been included individually in the table above. All transactions with related parties between UF 1,000 and up to UF 5,000 are included in other transactions with related parties.

All of these transactions were entered into terms and conditions similar to those prevailing in the market terms.

During 2008, there were no sales of assets received from related parties. On September 27, 2007 the Bank sold assets received from Bansa Santander S.A. for MCh$ 338 generating a profit of MCh$ 42.

NOTE 17.	FEES AND INCOME FROM SERVICES

Fees and income from services and related expenses are detailed as follows:

The amounts of commission income and expense recognized by type of commission are analyzed below:

	As of December 31,
a) Fees income:	2006	2007	2008
	MCh$	MCh$	MCh$
Lines of credit	42,182	43,556	38,878
Letters of credit, guarantees and other contingent loans	16,265	15,551	17,092
Credit cards	74,447	79,361	87,403
Bank accounts	23,240	23,671	25,605
Administration, payment and collection	32,680	35,989	39,949
Stock brokerage	2,998	10,738	8,830
Mutual funds	23,396	32,512	28,220
Insurance Brokerage	13,509	13,856	15,284
Office Banking (*)	3,537	3,787	5,285
Other commissions	7,404	7,902	9,887
Total	239,658	266,923	276,433

	As of December 31,
b) Fees expense:	2006	2007	2008
	MCh$	MCh$	MCh$

Debit cards	(38,182)	(40,466)	(43,631)
Securities operations	(883)	(3,198)	(2,292)
Office Banking (*)	(493)	(713)	(3,341)
Other commissions	(2,453)	(4,689)	(3,576)
Total	(42,011)	(49,066)	(52,840)

Net fees and income from services	197,647	217,857	223,593

Commissions earned for mortgage finance bonds are presented in the consolidated statement of interest revenue.

(*)  Transaction services between banks which were recognized net during the first 6 months of 2008, from July were recognized at their gross value.

NOTE 18.	OTHER OPERATING INCOME AND EXPENSES

a)	Other operating income

The other operating incomes for the years ended December 31, 2006, 2007 and 2008 are as follows:

	As of December 31,
	2006	2007	2008
Income from assets received in lieu of payment	MCh$	MCh$	MCh$
Gain on sales of assets received in lieu of payment	3,878	4,808	2,805
Recovery of charge-off of assets received in lieu of payment	9,418	7,593	5,676
Subtotal	13,296	12,401	8,481

Income from sale of investments in companies
Gain on sale of investments in other companies	699	2,298	4,348
Subtotal	699	2,298	4,348

Other income
Operating lease	1,175	1,094	1,051
Gain on sale of Bank property, plant and equipment	664	527	390
Recovery of expenses	-	11,056	1,246
Other	945	1,057	996
Subtotal	2,784	13,734	3,683

Total other operating income	16,779	28,433	16,512

NOTE 18.	OTHER OPERATING INCOME AND EXPENSES (continuation)

b)	Other operating expenses

The other operating expenses for the years ended December 31, 2006, 2007 and 2008 are as follows:
	As of December 31,
	2006	2007	2008
	MCh$	MCh$	MCh$
Provisions and expenses for assets recieved in lieu of payment
Charged- off assets received in lieu of payment	15,632	8,702	5,410
Provisions for assets received in lieu of payment	1,648	2,056	2,003
Maintenance xpenses of assets received in lieu of payment	3,221	1,695	1,667
Subtotal	20,501	12,453	9,080

Credit card expenses
Credit card expenses	3,470	7,357	4,127
Credit card membership	2,405	2,630	3,159
Subtotal	5,875	9,987	7,286

Services to customers	7,790	8,341	9,366

Others Expenses
Operations charge-off	3,158	3,406	3,751
Insurance	1,811	3,648	4,777
Additional tax for expenses	2,096	1,664	2,499
Expenses of mortgage loans	324	1,042	1,383
Loss on sale of premises and equipment	10	978	529
Expenses for foreign trade operations	17	53	211
Operating lease	4	586	553
Provisions for contingencies	577	1,126	1,102
Other	705	1,261	1,722
Subtotal	8,702	13,764	16,527

Total	42,868	44,545	42,259

NOTE 19.	DIRECTORS EXPENSES AND REMUNERATION

The remuneration to Directors for the years ended December 31, 2006, 2007 and 2008 are the following:

	Year ended December 31,
	2006	2007	2008
	MCh$	MCh$	MCh$
Remuneration established by the General Shareholders meeting, including attendance fees.	572	629	628

NOTE 20.	FOREIGN CURRENCY POSITION

The consolidated statements of financial positions includes assets and liabilities denominated in foreign currencies which have been translated into Chilean peso at the applicable exchange rates as of December 31, 2007 and 2008, and assets and liabilities which are denominated in Chilean pesos subject to exchange rate fluctuations, as detailed below.

	As of December 31, 2007			As of December 31, 2008
	denominated in			denominated in
	Foreign	Chilean	Total	Foreign	Chilean	Total
	currency	pesos		currency	pesos
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Cash and deposit in bank	908,552	-	908,552	403,038	-	403,038
Unsettled Transaction	96,427	-	96,427	90,584	-	90,584
Loans and receivables from customers	950,471	37,662	988,133	1,488,355	45,392	1,533,747
Interbank loans	15,183	-	15,183	95,534	-	95,534
Trading investments	39,328	69,175	108,503	63,613	-	63,613
Investment Instruments	65,949	111	66,060	462,447	-	462,447
Other assets	208,650	-	208,650	159,412	-	159,412
Total assets	2,284,560	106,948	2,391,508	2,762,983	45,392	2,808,375

Liabilities
Deposits	193,431	-	193,431	342,120	11	342,131
Unsettled Transaction	99,696	-	99,696	90,314	-	90,314
Investment under agreements to repurchase	196,021	-	196,021	7,479	-	7,479
Deposits and other time deposits	1,364,638	-	1,364,638	1,707,951	-	1,707,951
Obligations to foreign banks	1,193,401	-	1,193,401	1,417,052	-	1,417,052
Bonds	496,082	-	496,082	620,992	-	620,992
Other financial liabilities	82,116	586	82,702	13,150	1,788	14,938
Other liabilities	17,398	106	17,504	177,192	1,000	178,192
Total liabilities	3,642,783	692	3,643,475	4,376,250	2,799	4,379,049
Net assets (liabilities) in foreign currency	(1,358,223)	106,256	(1,251,967)	(1,613,267)	42,593	(1,570,674)

NOTE 21.	INCOME TAXES

a)         Current taxes

The Bank, at the close of each period, recognizes a Provision for First Category Income Tax, which is determined based on the legal tax provisions and has been reflected at the appropriate rate in the amount of MCh$ 18,126 in 2008 (MCh$ 15,206 in 2007).

Current tax payable (recoverable) as of December 31, 2007 and 2008 are as follows:

	As of December 31,
	2007	2008
	MCh$	MCh$
Income tax (17% tax rate)	72,382	65,722
Minus:
Monthly Provisional Payments	(66,190)	(75,663)
Provisional payments from accumulated losses Article No 31, 3rd paragraph	(14)	-
Tax credit from training expenses	(42)	(1,019)
Other	9,069	(7,166)
Total	15,205	(18,126)

b)         Effect on income

The effect of tax expenses during the periods between January 1 and December 31, 2008, 2007 and 2006 is as follows:

	As of December 31,
	2006	2007	2008
	MCh$	MCh$	MCh$
Tax expenses:
Current taxes	64,115	72,382	65,722

Credit (charge) on deferred taxes:
Changes in deferred tax assets and liabilities	3,755	(12,508)	3,943
Tax benefit form prior years	(7)	-	(3,367)
Subtotal	67,863	59,874	66,298

Article No 21 taxes (non-deductible expenses)	225	375	221
Other	-	(174)	(2,791)

Net Debit (credit) resulting from income tax	68,088	60,075	63,728

NOTE 21.	INCOME TAXES (continuation).

c)         Effective tax rate reconciliation

The reconciliation between the income tax rate and the effective rate applied in determining tax expenses at December 31, 2006, 2007 and 2008, is as follows:

	2006		2007		2008
	Tax rate	Amount	Tax rate	Amount	Tax rate	Amount

	%	MCh$	%	MCh$	%	MCh$
Earnings before tax	17.00%	68,403	17.00%	67,728	17.00%	67,107
Permanent differences	(0.31%)	(1,212)	(1.24%)	(4,932)	(1.01%)	(3,985)
Single tax	0.06%	225	0.09%	375	0.06%	221
Other	0.17%	672	(0.78%)	(3,096)	0.10%	385
Effective tax rate	16,92%	68,088	15.07%	60,075	16.15%	63,728

The actual income tax rate for 2008, 2007 and 2006 is 16.15%, 15.07% and 16.92%, respectively.

d)            Effect of deferred taxes recognized in Other Comprehensive Income

The deferred tax recognized in other comprehensive income as of December 31, 2007 and 2008 are as follows:

	As of December 31,
	2007	2008
	MCh$	MCh$
Deferred tax assets
Available for sale investments	1,086	3,403
Cash flow hedge	1,026	-
Total deferred tax asset	2,112	3,403

Deferred taxes liabilities
Cash flow hedge	-	(1,848)
Total deferred tax liabilities	-	(1,848)

Total net deferred tax recognized in other comprehensive income	2,112	1,555

Deferred tax effect on equity of owner of the parent	2,112	1,547
Deferred tax effect on equity of minority interest	-	8

NOTE 21.	INCOME TAXES (continuation).

e)	Effect of deferred tax recognized on income

	As of December 31,
	2007	2008
	MCh$	MCh$
Deferred taxes assets
Interest and inflation rate	2,068	615
Additional charge-off	5,470	8,356
Assets received in lieu of payment	807	402
Foreign exchange	879	1,926
Tangible assets valuation	6,687	247
Allowance for loan losses	30,662	31,008
Provision for expenses	3,124	11,124
Forwards contracts	37	2,111
Leased assets	8,979	3,360
Tax loss carryforward	44	92
Others	5,838	2,177
Total deferred tax assets	64,595	61,418

Deferred tax liabilites
Valuation of investments	(4,414)	(147)
Depreciation	(4,996)	(13,748)
Prepaid expenses	(2,002)	(2,434)
Others	(432)	(589)
Total deferred tax liabilities	(11,844)	(16,918)
Total asset net	52,751	44,500

f)          Summary of deferred tax assets and liabilities

The following table sets forth the deferred tax assets and liabilities and their effect on the income statement and other comprehensive income as of December 31, 2007 and 2008 as follows:

	As of December 31,
	2007	2008
	MCh$	MCh$
Deferred tax assets
Recognized in other comprehensive income	2,112	3,403
Recognized in income	64,595	61,418
Total deferred taxes assets	66,707	64,821

Deferred taxes liabilites
Recognized in other comprehensive income	-	(1,848)
Recognized in income	(11,844)	(16,918)
Total net deferred tax asset (liability)	(11,844)	(18,766)

NOTE 22.	CONTINGENCIES AND COMMITMENTS

a)	Legal and other proceedings:

At the date of issue of these financial statements, the bank and its subsidiaries were subject to certain legal actions in the normal course of its business. Upon the recommendation of our legal advisors the Bank has accrued a provision amounting to MCh$ 1,394 as of December 31, 2008 (MCh$ 1,566 as of December 31, 2007).

There are no material proceedings in which any of our directors, any members of our senior management, or any of our affiliates is either a party adverse to us or our subsidiaries or has a material interest adverse to us or our subsidiaries.

b)	Contingent loans:

The following table sets forth the maximum contractual obligations granted to counterparties. Provisions accrued for these contingent loans are disclosed in Note 8 b).

	As of December 31,
	2007	2008
	MCh$	MCh$
Letters of credit issued	197,128	181,381
Letters of credit confirmed	157,908	122,783
Guarantees	683,439	766,727
Available credit lines	3,634,990	4,041,849
Pledges and other commercial commitments	257,700	172,568
Total	4,931,165	5,285,308

c)	Fiduciary activities:

The Bank and its subsidiaries carry out the following fiduciary activities in the normal course of business:

	As of December 31,
	2007	2008
	MCh$	MCh$
Instruments held in custody	9,630,679	10,081,415
Documents to be collected	309,153	432,786
Securities held in custody	437,242	463,161
Other	320,569	344,967
Total	10,697,643	11,322,329

d)            Contingencies:

As of December 31, 2008 and 2007, the subsidiary Santander Corredora de Servicios Ltda. leased property with deferred customs duties. The subsidiary may eventually have to pay such duties, amounting to MUS$10 and MUS$10, respectively, on behalf of the leaseholder, if not paid by the latter. Leased assets subject to deferred custom duties amounts to MCh$62 as of December 31, 2008, (MCh$65 in 2007).

On August 26, 1992, a suit was filed by the Chilean Internal Revenue Service against the Bank. The Appeals Court partially resolved in favor of Banco Santander Chile and reduced substantially the amount of the tax difference. On December 13, 2007, the Bank paid MCh$461 due to this lawsuit.

NOTE 22.	CONTINGENCIES AND COMMITMENTS (continuation):

e)            Guarantees from operations:

In order to ensure the correct and full compliance of all its obligations as Securities Agent, in conformity with article No 30, and subsequent articles of Law 18,045 on the Securities Market, the subsidiary Santander S.A. Agente de Valores established a guaranty for UF 4,000 for the insurance policy No 208109492, underwritten by Compañía de Seguros de Crédito Continental S.A. whose maturity is December 19, 2009.

In order to comply with Article 30 of Law No. 18,045, Santander S.A Corredores de Bolsa maintains in custody with the Bolsa de Comercio de Santiago a guarantee of their performance worth MCh$1,833 (MCh$ 1,995 in 2007).

In conformity with the General Character Regulation No 125, the subsidiary Santander Asset Management S.A. Administradora General de Fondos, designated the Bank as the representative of the benefits of guarantees set up per each of its funds administered for UF 1,632,335. In addition to these bank guarantees, other guarantees were entered into for approximately MCh$108,534 for the Mutual Fund’s guaranteed profitability.

Integral Insurance:

Banco Santander maintains, for all its subsidiaries, an insurance policy with Interamericana Compañía de Seguros Generales S.A. that covers matters such as: employee fraud, document loss, falsification or modification of documents and counterfeit documents, for a maximum amount of ThUS$ 5,000.

In accordance with Circular No. 1,160 of the Superintendencia de Valores y Seguros, Santander Corredora de Seguros Ltda. maintains an insurance policy in order to fulfill all obligations in connection with its obligations as a broker of insurance policies. This insurance policy was taken with Compañía de Seguros Chilena Consolidada S.A. in amount equal to UF 60,000 and that covers the period between April 15, 2008 and April 14, 2009.

NOTE 23.	PRICE-LEVEL RESTATEMENT

The price-level restatement loss is determined by restating the following non-monetary assets, liabilities and equity:

	Year ended December 31,
	2006	2007	2008
Restatement of non monetary accounts based on Consumer Price Index:	MCh$	MCh$	MCh$

Bank property, plant and equipment, net	5,575	18,812	22,033
Investments in other companies	199	488	415
Other non-monetary assets and liabilities	1,886	6,582	8,522
Shareholders' equity	(23,783)	(87,214)	(108,997)
Loss from price-level restatement, net	(16,123)	(61,332)	(78,027)

NOTE 24.	SALE AND PURCHASE OF LOANS

From time to time, the Bank sells and purchases loans based on specific requirements from customers. During the years ended December 31, 2006, 2007 and 2008, the Bank sold loans in the amount of MCh$220,276, MCh$66,907 and MCh$15,165, respectively; however, the Bank does not enter into loans for future sale.

During the years ended December 31, 2006 and 2007, the Bank purchased loans totaling MCh$30,847 and MCh$20,439 respectively. During 2008, the Bank did not purchase loans. Any gains or losses on such transactions are recognized in results of operations at the time of the transactions.

During 2008 the Bank sold part of its charged off loan portfolio as follows:

·	In February 2008, the Bank sold charged off loans for an amount of MCh$ 5,811 which was recognized as income from recoveries of loans.

·
In August 2008, the Bank sold loans for an Amount of MCh$ 7,611. According to the sale agreement, MCh$ 6,000 was recognized as income from loan recoveries and MCh$ 1,611 was deposited in escrow to be held in case of possible future price adjustments.

Additionally, on August 20, 2008, through the leasing division the Bank sold a current operation for a total of MCh$ 23,237, generating a profit on sale of the book of approximately MCh$ 980.

During 2007, the Bank sold part of its charged off loan portfolio as follows:

·
On March 9, 2007, the Bank sold charged off loans for a total of MCh$39,603. According to the sale agreement, MCh$ 9,901 was deposited in escrow to be held in case of possible future price adjustments.

During March 2007, the Bank returned to the buyer the amount of MCh$ 4,094 that corresponds to the amount collected in relation to these loans between the cut off date for loans to be assigned (September 30, 2006) and the date of the sale (March 9, 2007). Thus the net amount recognized as income was MCh$ 25,608.

Finally on December 14, 2007, by public legal document, the Bank modified and settled the contract and amount held in escrow. As a result the Bank received MCh$ 2,424 during 2008 (historical value MCh$ 2,226) in relation to the price adjustments described above.

·	On August 30, 2007, the bank assigned off loans for a total of MCh$2,477 which was recognized in totality as income from recovery of loans.

NOTE 25.	VARIABLE COMPENSATION

The Bank has established variable compensation plans for their employees based on the attainment of goals and objectives whose fulfillment is evaluated and compensated on a quarterly and/or annual basis. In addition, there are also long term variable remuneration plans oriented to the retention and motivation of executives, and whose payment depends on the degree of attainment of common and individual goals for periods greater than a year.

NOTE 26.	SUBSEQUENT EVENTS

There have been no subsequent events between January 1, 2009 and the date of the issue of these financial statements that could materially affect the financial statements.

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

The cumulative inflation rate in Chile as measured by the CPI for the three year period ended December, 2008 was approximately 19.47%. Chilean GAAP requires the restatement of bank financial statements to reflect the total effect of the loss in the purchasing power of the Chilean peso on the financial position and results of operations of the reporting entity. The method, described in Note 1 (c), is based on a model that calculates net inflationary gains or losses by restating all non-monetary amounts in the financial statements. The model dictates that the historical costs of such amounts are restated for general price-level currency changes between the origin date of each item and the end of the period. As permitted under Item 18 of Form 20-F of SEC Regulation S-X no adjustments were made to reflect the elimination of the price-level restatement.

NOTE 27.	DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continuation).

(a)	Business Combinations

(1)
Under Chile GAAP, business combinations accounted for under the purchase accounting method do not require pushdown accounting for the related goodwill. Furthermore, prior to January 1, 2004, assets acquired and liabilities assumed were recorded at their carrying value upon acquisition with the excess of the purchase price over the carrying value recorded as goodwill. Additionally, the “pooling of interests” method may be more widely applied in Chile.

Under U.S. GAAP, in accordance with the purchase accounting method, pushdown accounting is required for the goodwil1 generated in the business combination. Also, under U.S. GAAP, purchase accounting requires that the fair value of the assets acquired and the liabilities assumed be recorded with the excess of the purchase price over such fair value recorded as goodwill.

The following business combinations of the Bank were accounted for as follows, generating the differences noted in the Chile GAAP to U.S. GAAP reconci1iations of net income and shareholders' equity:

On April 17, 1999, Banco Centra1 Hispanoamericano S.A. (“BCH”) merged with Banco Santander S.A. to create Banco Santander Central Hispano (“BSCH”). For Chile GAAP purposes, the merger was accounted for as a “pooling of interests”. For U.S. GAAP purposes, purchase accounting was applied. Prior to Apri1 17, 1999, BCH indirectly held a 21.75% investment in Banco Santiago (“Santiago”) through a 50% participation in Teatinos Siglo XXI (“Teatinos”). At the time, the other 50% of Teatinos was owned by Quiñenco S.A. (“Quiñenco”). A minority interest of approximately 35.5% was held by the Central Bank of Chile.

On May 3, 1999, BSCH purchased the 50% of Teatinos that it did not already own from Quiñenco. Purchase accounting was applied under both Chile GAAP and U.S. GAAP.

On May 17, 1999, the Central Bank and BSCH announced they had entered into an agreement regarding the disposition of their respective shares of Santiago. Under this agreement, the Central Bank has an irrevocable put option to sell to BSCH, its Santiago shares during the two year beginning May 15, 2000.

The total goodwill generated under U.S. GAAP was “pushed down” to the acquired entities (predecessor entities to the Bank). Certain fair value amounts were recorded for assets acquired and 1iabi1ities assumed under U.S. GAAP which were recorded at carrying value in the Chile GAAP financial statements.

NOTE 27.	DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continuation).

(2)
Under Chilean GAAP, mergers of entities under common control are recorded under the "pooling of interests" method. Should the minority interest be eliminated, purchase accounting is not subsequently applied. Additionally, historical financial statements for periods prior to the merger are not restated under the pooling of interests methodology.

Under U.S. GAAP, mergers of entities under common control are also recorded under the "pooling of interests" method. However, under U.S. GAAP, in certain circumstances, the step acquisition of a minority interest requires purchase accounting (any additional goodwill would also require pushdown accounting as mentioned in (1)). Additionally, U.S. GAAP requires the restatement of prior period financial statements under the pooling of interests methodology.

The following transactions generated the above described differences, resulting in adjustments in the Bank's Chile GAAP to U.S. GAAP reconciliations of net income and shareholders' equity:

On Apri1 22, 2002, the Central Bank, under the agreement describe above sold its remaining 35.44% participation in Santiago to Teatinos, the primary shareholder of the former Banco Santander Chile and a wholly owned subsidiary of BSCH.

On August 1, 2002, Santiago and the former Banco Santander Chile merged. To complete the merger, the minority interest of 11% of Banco Santander Chile was acquired through the issuance of former Santiago shares (as Santiago was considered the acquirer). As a resu1t of the merger between the former Santiago and the former Banco Santander Chi1e, the former Santiago issued 89,511,910,227 shares in exchange for all the outstanding common shares of the former Banco Santander Chi1e, using an exchange ratio of 3.55366329 for each former Banco Santander Chile share.

The Bank did not record deferred taxes under either Chile GAAP or U.S. GAAP on any goodwill or intangible asset acquired as the result of the acquisition, as these items do not generate temporary differences as defined in either Chile GAAP nor U.S. GAAP accounting pronouncement.

NOTE 27.	DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continuation).

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

The Bank performed the impairment test of goodwill and intangible assets with indefinite lives as required by the standard, which did not result in any impairment. Additionally, the Bank has evaluated the remaining useful life of these intangible assets that are not amortized, in order to determine whether events and circumstances continue to support an indefinite useful life.

In 2006, the Bank’s Management decided to change our branding strategy, increasing the use of the brand “Santander” and phasing out the brand “Santiago”. In 2007 we completed the phasing out of the “Santiago” brand ahead of schedule in accordance with the Santander worldwide brand policy set by our parent company in 2007. As a result, we fully amortized the brand “Santiago” in 2007. The MCh$ 60,570 effect of this amortization, in accordance with US GAAP, is included in the reconciliation of Net income and Shareholders’ equity in paragraph (t) below.

(c) Mandatory dividends

As required by Chilean General Banking Law, unless otherwise decided by a two-thirds vote of the issued and subscribed shares, the Bank must distribute a cash dividend in an amount equal to at least 30% of its net income for each year as determined in accordance with Chilean GAAP. The dividend is recorded in retained earnings or current year income in shareholders’ equity when it is approved by the Annual Shareholders’ meeting subsequent to year-end, unless a higher legally binding commitment to distribute dividends exists, or unless and except to the extent the Bank has unabsorbed prior year losses. Under the provisions issued by the AICPA International Practice Task Force, such mandatory dividends, as of the year end reporting date, represent and are reported as “temporary equity”. However, when, as allowed by regulation, shareholder action is taken prior to the issuance of the financial statements, evidencing that such minimum dividend will not be fully distributed, the reclassification of such dividend may be limited to the lesser amount authorized by shareholder ratification. The effect of recording mandatory dividends in accordance with U.S. GAAP is included in the reconciliation of net income and shareholders’ equity in paragraph (r) below.

In 2008, in accordance with the instructions of the Superintendency of Banks regarding the application of the new accounting criteria relating to provisions for the accrual of mandatory dividends (see Note 2.a) wich requires the recognition of the liabilities of the corresponding portion of the net income for the year in accordance with the Law of Public Companies and with the dividend policy of the Bank, upon adoption of this new criteria, the accounting treatment under Chilean GAAP is the same as under US GAAP, this change made equivalent the treatement under Chilean GAAP and US GAAP.

NOTE 27.	DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continuation).

(d) Interest income recognition on non-accrual loans

Under Chilean GAAP the Bank suspends the accrual of interest on loans when it is determined to be in a loss position or when it becomes past due. Previously accrued but uncollected interest on overdue loans is not written-off at the time the loan is determined to be in a loss position. Under U.S. GAAP, recognition of interest on loans is generally discontinued when, in the opinion of management, there is an indication that the borrower may be unable to meet payments as they become due. As a general practice, this occurs when loans are 90 days or more past due. Any accrued but uncollected interest is written off against interest income at that time.

In addition, under Chilean GAAP, any payment received on overdue loans is recorded as unaccrued interest earned, after first applying the payment to accrued interest receivable. Any remaining amount is then applied to reduce the outstanding principal balance. Under U.S. GAAP, any payment received on loans where the collectibility of the principal is in doubt, is treated as a reduction of the outstanding principal balance of the loan until there is no such doubt. The effect of this difference in interest recognition is immaterial to the Bank’s financial position and results of its operations. As a result, there is no adjustment in the reconciliation note for this difference.

(e) Stock compensation plan

On June 23, 2007 Banco Santander Central Hispano S.A. (“Grupo Santander” or “Parent Company”) approved the granting of 100 free shares to each active employee of Santander Group, to celebrate the 150th Anniversary of Banco Santander.

Under U.S. GAAP, stock compensation is accounted for under SFAS No 123 (R), Accounting for Stock-Based Compensation. Compensation expense is measured using the fair value method for stock options and restricted stock at the date of the grant. The number of shares granted by Banco Santander Central Hispano S.A. to employees of Banco Santander Chile was 868,700. The Bank recorded the shares granted at fair value and as compensation expense with an adjustment to equity. Under Chilean GAAP, no effect was recorded for this compensation plan.

(f) Contingent assets and liabilities

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

NOTE 27.	DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continuation).

(g) Investment securities

Under U.S. GAAP, SFAS No 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS 115”) requires that debt and equity securities be classified in accordance with the Bank’s intent and ability to hold the security, as follows:

·
Debt securities for which the Bank has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and are reported at amortized cost. As of December 31, 2007 and 2008, the Bank did not classify any security as held-to-maturity.

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

SFAS No 115 established that in the case of foreign-currency-denominated available-for-sale debt securities, the change in fair value expresses in an entity’s functional currency is the total of the changes in market price of the security as expressed in the local currency due to factors such as changes in interest rates and credit risk and the change in the exchange rate between the local currency and the entity’s functional currency. EITF 96-15 established that the entire change in the fair value of foreign-currency-denominated available-for-sale debt securities should be reported in stockholders’ equity, the effect of recognizing this adjustment in accordance with U.S. GAAP is included in the reconciliation of net income and other comprehensive income for an amount of MCh$ 3,096.

The following are required disclosures for investments classified as available-for-sale in accordance with SFAS 115 and based on Article 9 balance sheet under U.S. GAAP. Realized gains and losses are determined using the proceeds from sales less the cost (specific identification method) of the investments identified to be sold. Additionally, any unrealized gain/loss previously recorded in equity for these investments is reversed through the income statements. Gross gains and losses realized on the sale of available-for-sale securities for the years ended as of December 31, 2006, 2007 and 2008, are as follows:

	Year ended December 31,
	2006	2007	2008
	MCh$	MCh$	MCh$

Proceeds from sales of “available-for-sale” securities generating realized gains	690,317	826,319	697,089
Realized gains	10,628	5,129	2,765
Proceeds from sales of “available-for-sale” securities generating realized losses	253,640	200,423	774,658
Realized losses	4,535	1,566	1,897

NOTE 27.	DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continuation).

(h) Other than temporary impairment of available for sale securities

Under Chilean GAAP, marketable securities are evaluated for other than temporarily impairment if the decline in fair value is judged to be other than temporary. In such circumstances, the cost basis of the security is written down to fair value with a charge to income. The impairment does not establish a new cost basis for the security and therefore, under certain conditions, the recovery of the security, up to the extent of the initial cost basis, may be recorded. Additionally, Chile GAAP does not require the recording of the foreign exchange differences within unrealized gains/loss on available-for-sale securities in equity. Foreign exchange gain (loss) is recorded directly in income.

SFAS 115 also requires that the Bank determine whether individual securities classified as available for sale are other than temporarily impaired. If the decline is judged to be other than temporary, the cost basis of the individual security is written down to a new cost basis with a charge to income (accounted for as a realized loss). The new cost basis is not adjusted for subsequent recoveries in fair value. Subsequent increases in the fair value of available for sale securities are recorded in other comprehensive income and subsequent decreases in fair value, if not other than temporary, are also recorded in other comprehensive income.

As of December 31, 2007 and 2006, the Bank believes that the continued devaluation of the U.S. dollar relative to the Chilean Peso was an indication of other-than temporary impairment. As a result, for U.S. GAAP purposes, an impairment of MCh$861 and MCh $ 6,538 as of December 31, 2007 and 2006, was recognized for U.S. dollar denominated debt securities. The effect of other than temporary impairment of available for sale securities is included in the reconciliation of consolidated net income in paragraph (r) below.

The Bank reviewed securities with unrealized losses as of December 31, 2008, and concluded that there was no other than temporary impairment. This review consisted of evaluating the economic reasons for the decline, credit rating of the issuers of the securities and the Bank’s intention and ability to hold the securities until the unrealized loss is recovered.

NOTE 27.	DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continuation).

The bank reviewed the remaining portfolio as of December 31, 2008, and concluded that there was no other than temporary impairment. This review consisted of evaluating the economic reasons for any declines, credit ratings of the issuers of the securities, and management’s intention and ability to hold the securities until the unrealized loss is recovered. Based on this analysis, the Bank believed that there was no other than temporary impairments in its investment portfolio because most of the decline in fair value of these securities was caused by market conditions which the Bank considered to be temporary. Most of the securities that have unrealized losses as of December 31, 2008, were in a continuous unrealized loss position for less than one year.

The carrying value and market value of available-for-sale securities as of December 31, 2006, 2007 and 2008, are as follows:

Investments Available-for-Sale Investments 2008	Cost	Gross Unrealized Gains	Gross Unrealized Losses (1)	Estimated Fair Value
	MCh$	MCh$	MCh$	MCh$
Central Bank and Government Securities
Chilean Central Bank bonds	684,176	13,536	(7,589)	690,123
Chilean Central Bank notes	50,349	-	(1,145)	49,204
Others Chilean Central Bank and Treasury securities	94,318	676	(1,866)	93,128
Subtotal	828,843	14,212	(10,600)	832,455
Others Financial Securities
Deposits in Chilean Financial Institutions	3,092	-	(1,787)	1,305
Mortgage finance Bonds	305,505	23	(21,495)	284,033
Chilean Corporate Bonds	13,847	-	(325)	13,522
Subtotal	322,444	23	(23,607)	298,860

Other Financial Securities
Central Bank and Govemment Foreign Securities	-	-	-	-
Other Foreign securities	448,925	-	-	448,925
Subtotal	448,925	-	-	448,925
Total	1,600,212	14,235	(34,207)	1,580,240

NOTE 27.	DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continuation).

Investments Available-for-Sale Investments 2007	Cost	Gross Unrealized Gains	Gross Unrealized Losses (1) (2)	Estimated Fair Value
	MCh$	MCh$	MCh$	MCh$
Central Bank and Government Securities
Chilean Central Bank bonds	308,153	191	(662)	307,682
Chilean Central Bank notes	59,190	17	(75)	59,132
Others Chilean Central Bank and Treasury securities	119,771	288	(1,158)	118,901
Subtotal	487,114	496	(1,895)	485,715
Others Financial Securities
Deposits in Chilean Financial Institutions	-	-	-	-
Mortgage finance Bonds	301,794	591	(5,104)	297,281
Chilean Corporate Bonds	-	-	-	-
Subtotal	301,794	591	(5,104)	297,281

Other Financial Securities
Central Bank and Govemment Foreign Securities	66,077	-	(128)	65,949
Other Foreign securities	-	-	-	-
Subtotal	66,077	-	(128)	65,949
Total	854,985	1,087	(7,127)	848,945

Investments Available-for-Sale Investments 2006	Cost	Gross Unrealized Gains	Gross Unrealized Losses (1) (2)	Estimated Fair Value
	MCh$	MCh$	MCh$	MCh$
Central Bank and Government Securities
Chilean Central Bank bonds	15,571	8	(51)	15,528
Chilean Central Bank notes	75,324	136	(42)	75,418
Others Chilean Central Bank and Treasury securities	21,665	124	(109)	21,680
Other Securities	732	-	(2)	730
Subtotal	113,292	268	(204)	113,356
Others Financial Securities
Deposits in Chilean Financial Institutions	-	-	-	-
Mortgage finance Bonds	261,142	1,128	(1,762)	260,508
Chilean Corporate Bonds	-	-	-	-
Subtotal	261,142	1,128	(1,762)	260,508

Other Financial Securities
Central Bank and Govemment Foreign Securities	-	-	-	-
Other Foreign securities	30,677	-	(793)	29,884
Subtotal	30,677	-	(793)	29,884
Total	405,111	1,396	(2,759)	403,748

NOTE 27.	DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continuation).

(1)
All investments in an unrealized loss position are disclosed and segregated in accordance with paragraph 17 of FSP FAS 115/124-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments . Such unrealized losses were caused by interest rate increases. The contractual terms of these investments do not permit the issuer to settle the securities at a price less than the amortized cost of the investment.

(2)
During 2007 and 2006, as was described in paragraph above the Bank determined that some of its foreign-currency-denominated available-for-sale debt securities had declines in value that were considered other than temporary, resulting in a charge to net income of MCh$ 861 and MCh$ 6,538, respectively, in order to record these securities at their market values. Future unrealized gains or losses for these securities will be recorded in other comprehensive income consistent with the accounting treatment for available-for-sale securities.

The following table shows the unrealized loss position of the available-for-sale investments as of December 31, 2008 and 2007.

As of December 31, 2008:

	Less than 12 months			12 months or more			Total
Available for sale Investments	Amortized cost	Fair Value	Unrealized loss	Amortized cost	Fair Value	Unrealized losses	Amortized cost	Fair Value	Unrealized loss

Central Bank and Government Securities
Chilean Central Bank bonds	684,176	690,123	5,947	-	-	-	684,176	690,123	5,947
Chilean Central Bank notes	50,349	49,204	(1,145)	-	-	-	50,349	49,204	(1,145)
Others Chilean Central Bank and Treasury securities	94,318	93,128	(1,190)	-	-	-	94,318	93,128	(1,190)
Subtotal	828,843	832,455	3,612	-	-	-	828,843	832,455	3,612

Others Financial Securities
Deposits in Chilean Financial Institutions	3,092	1,305	(1,787)	-	-	-	3,092	1,305	(1,787)
Mortgage Finance Bonds	305,505	284,033	(21,472)	-	-	-	305,505	284,033	(21,472)
Chilean Corporate Bonds	13,847	13,522	(325)	-	-	-	13,847	13,522	(325)
	322,444	298,860	(23,584)				322,444	298,860	(23,584)

Other Financial Securities
Central Bank and Government Foreing securities	-	-	-	-	-	-	-	-	-
Others Foreing Securities	448,925	448,925	-	-	-	-	448,925	448,925	-
Subtotal	448,925	448,925	-	-	-	-	448,925	448,925	-
Total	1,600,212	1,580,240	(19,972)	-	-	-	1,600,212	1,580,240	(19,972)

NOTE 27.	DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continuation).

As of December 31, 2007:

	Less than 12 months			12 months or more			Total
Available for sale Investments	Amortized cost	FairValue	Unrealized losses	Amortized cost	Fair Value	Unrealized losses	Amortized cost	Fair Value	Unrealized losses

Central Bank and Government Securities
Chilean Central Bank bonds	308,153	307,682	(471)	-	-	-	308,153	307,682	(471)
Chilean Central Bank notes	59,190	59,132	(58)	-	-	-	59,190	59,132	(58)
Others Chilean Central Bank and Treasury securities	119,771	118,901	(870)	-	-	-	119,771	118,901	(870)
Subtotal	487,114	485,715	(1,399)	-	-	-	487,114	485,715	(1,399)

Others Financial Securities
Deposits in Chilean Financial Institutions	-	-	-	-	-	-	-	-	-
Mortgage Finance Bonds	301,794	297,281	(4,513)	-	-	-	301,794	297,281	(4,513)
Chilean Corporate Bonds	-	-	-	-	-	-	-	-	-
	301,794	297,281	(4,513)				301,794	297,281	(4,513)

Other Financial Securities
Central Bank and Government Foreing securities	66,077	65,949	(128)	-	-	-	66,077	65,949	(128)
Others Foreign Securities				-	-	-	-	-
Subtotal	66,077	65,949	(128)	-	-	-	66,077	65,949	(128)
Total	854,985	848,945	(6,040)	-	-	-	854,985	848,945	(6,040)

(i) Contractual maturities and other disclosures

The contractual maturities of securities classified by the Bank as available-for-sale are as of December 31, 2008 and 2007:

Available-for-Sale Investments:	Within one year	After one year but within five years	After five years but within ten years	After ten years	Total
	(in millions of constant Ch$ of December 31, 2008)
Central Bank and Government Securities
Chilean Central Bank bonds	98,100	406,933	185,090	-	690,123
Chilean Central Bank notes	23,326	24,738	1,140	-	49,204
Others Chilean Central Bank and Treasury Securities	27,571	10,841	32,637	22,079	93,128
Subtotal	148,997	442,512	218,867	22,079	832,455
Others Financial Securities
Deposits in Chilean Financial institutions	-	1,305	-	-	1,305
Mortgage Finance Bonds	89	2,843	18,757	262,344	284,033
Chilean corporate Bonds	-	13,522	-	-	13,522
Subtotal	89	17,670	18,757	262,344	298,860
Other Chilean Securities
Central Bank and Government Foreing Securities	-	-	-	-	-
Others Foreign Securities	448,925	-	-	-	448,925
Subtotal	448,925	-	-	-	448,925
Total	598,011	460,182	237,624	284,423	1,580,240

NOTE 27.	DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continuation).

Available-for-Sale Investments:	Within one year	After one year but within five years	After five years but within ten years	After ten years	Total
	(in millions of constant Ch$ of December 31, 2007)
Central Bank and Government Securities
Chilean Central Bank bonds	34,461	161,923	111,298	-	307,682
Chilean Central Bank notes	50,782	3,560	1,461	3,329	59,132
Others Chilean Central Bank and Treasury Securities	19,907	31,436	47,671	19,887	118,901
Subtotal	105,150	196,919	160,430	23,216	485,715
Others Financial Securities
Deposits in Chilean Financial institutions	-	-	-	-	-
Mortgage Finance Bonds	65	2,498	12,484	282,234	297,281
Chilean corporate Bonds	-	-	-	-	-
Subtotal	65	2,498	12,484	282,234	297,281

Other Chilean Securities
Central Bank and Government Foreing Securities	-	-	-	-	-
Others Foreing Securities	54,365	-	11,584	-	65,949
Subtotal	54,365	-	11,584	-	65,949
Total	159,580	199,417	184,498	305,450	848,945

Under U.S. GAAP, the Bank is required to disclose the amounts of unrealized holding gains and losses included in income on securities classified as trading. For the years ended December 31, 2006, 2007 and 2008, the Bank recognized in income net unrealized holding gains (losses) of MCh$ 192 and MCh$ 819 and MCh$ (2,083) respectively, on these securities.

NOTE 27.	DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continuation).

 (j) Allowance for loan losses

The calculation of loan losses under U.S. GAAP differs from that under Chilean GAAP in the following respects:

1.	Allowance for loan losses

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

Based on the preceding calculations under provisions of SFAS No.114, the Bank reduced the total loan loss allowance by MCh$ 9,558 for the year ended December 31, 2006.

NOTE 27.	DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continuation).

Based on the loan loss allowance estimation process described above, the Bank determined the allowance for loan losses under U.S. GAAP, and compared this estimate with the reported allowance determined in accordance with the guidelines established by the Superintendency of Banks. The fluctuation of the recorded additional loan loss allowance required by the Superintendency of Banks was then compared to the additional allowance requirements under U.S. GAAP to arrive at a cumulative U.S. GAAP adjustment for the Bank, as follows:

	As of December 31,
	2006	2007	2008
	MCh$	MCh$	MCh$
U.S. GAAP loan loss allowance	(194,082)	(250,887)	(285,505)
Chilean GAAP loan allowance required by the Superintendency of Banks	203,640	250,887	285,505
Cumulative U.S. GAAP adjustment	9,558	-	-

Based on the back testing performed by the Bank, including the consumer credit portfolio, as of December 31, 2007 and 2008 the cumulative adjustment recognized in prior years was credited to income in both years.

The effect of accounting for loan losses in accordance with U.S. GAAP is included in the reconciliation of the net income and shareholders' equity in paragraph (r) below.

2.	Recognition of Income

As of December 31, 2006, 2007 and 2008, the recorded investment in loans for which impairment has been recognized in accordance with SFAS 114 totaled MCh$ 363,441, MCh$ 446,779 and MCh$ 548,259, respectively, with a corresponding valuation allowance of MCh$ 146,150, MCh$ 106,840 and MCh$ 128,734, respectively. For the years ended December 31, 2006, 2007 and 2008, the average recorded investment in impaired loans was MCh$ 317,728, MCh$ 330,659 and MCh$ 481,999, respectively. For the three years ended December 31, 2006, 2007 and 2008, during the portion of the year that the loans were impaired, the Bank recognized MCh$ 513, MCh$ 534 and MCh$1,182 of interest on impaired loans. As of December 31, 2008, 2007 and 2006 the Bank had made provisions against all loans which it considered to be impaired.

NOTE 27.	DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continuation).

3.	Loan loss recoveries

Under Chilean GAAP and U.S. GAAP recoveries of loans previously charged-off are presented as a reduction of the provision for loan losses.

The following table is an U.S. GAAP analysis, for the years ended December 31, 2006, 2007 and 2008, of the changes in the reserve for loan loss:

	As of December 31,
	2006	2007	2008
	MCh$	MCh$	MCh$
Beginning allowances for loan losses in accordance with U.S. GAAP	176,657	203,640	250,887
Price-level restatement (1)	(3,666)	(14,102)	(20,693)
Reclasification to provision for contingent loans (see note 8 (b))	-	(2,571)	-
Loan loss recoveries	55,065	56,587	37,894
Charge-offs and recoveries	(167,854)	(219,004)	(268,129)
Addition charged of operations	143,438	226,337	285,546
Ending allowances for loan loss in accordance with U.S. GAAP	203,640	250,887	285,505

(1)	Reflects the effect of inflation on the allowance of loan loss under Chilean GAAP at the beginning of each period, adjusted to Chilean pesos of December 31, 2008.

4.	Charge-offs

As discussed in Note 1 (m), under Chilean GAAP the Bank writes off loans when collection efforts are exhausted. Under the rules and regulations established by the Superintendency of Banks, charge-offs must be made within the following maximum limits:

-	For loans without collateral, 24 months (6 months for consumer loans) after a loan is past due ;
-	For loans with collateral, 36 months after a loan is past due.

Under U.S. GAAP, loans should be written-off in the period that they are deemed uncollectible. The Bank believes that the charge-off policies in accordance with Chilean GAAP are substantially the same as those required under U.S. GAAP, and therefore there are no potential material differences.

NOTE 27.	DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continuation).

(k) Investments in others companies

Under Chilean GAAP, certain long-term investments of less than 20% of the outstanding shares in other companies were recorded using the equity method of accounting (see Note 10 (4)). Under U.S. GAAP those investments generally would have been recorded at cost. The effect of accounting for investments in other companies in accordance with U.S. GAAP is included in the reconciliation of consolidated net income and shareholders’ equity in paragraph (r) below.

(l) Derivatives

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

As is described in Note 2, on December 20, 2005 the Superintendency of Banks issued Circular No.3,345 and related amendments, instructing the application of new accounting principles and valuation criteria for financial instruments acquired for negotiation or investment, derivative instruments, accounting hedges and write-offs of financial assets in the balance sheet. The new accounting principles and valuation criteria are similar to U.S. GAAP, SFAS No 133 and related amendments.

NOTE 27.	DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continuation).

Effective January 1, 2006, in accordance with Circular No. 3,345 of the Superintendency of Banks, the accounting for certain derivative instruments and hedges of financial assets changed. Traditional financial instruments which meet the definition of a “derivative” such as forwards in foreign currency and UF (inflation index-linked units of account), interest rate futures, currency and interest rate swaps, currency and interest rate options, and others are now recognized initially in the balance sheet at cost (including transaction fees) and, at subsequent period ends, at their fair value. The fair value is obtained from market quotes, discounted cash flow models and option valuation models, as applicable.

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

Even thought the methodology to asses Hedge Accounting under Chilean GAAP and U.S. GAAP are the same, there are certain criteria that are presented under US GAAP and not under Chilean GAAP. As of December 31, 2006 hedge accounting applied under Chilean GAAP on the mortgage loans portfolio classified in “Other Outstanding Loans” does not meet the criteria described in SFAS No 133 paragraph 21 (a), which paragraph establishes that the change in fair value attributable to the hedged risk for each individual item in a hedged portfolio must be expected to respond in a generally proportionate manner to the overall change in the fair value of the aggregate portfolio attributable to the hedged risk. Given the lack of compliance with this paragraph of the hedge undertaken and documented as such in Chilean GAAP, an adjustment has been included for an amount of $ 34,998 for the year ended December 31, 2006, in our reconciliation of Net income in paragraph (r) below. As there are differences in Hedge Accounting between Chilean GAAP and U.S. GAAP, as of December 31, 2006, some transactions registered as Hedging derivatives under Chilean GAAP are reversed for U.S. GAAP purposes and registered as Trading derivatives.

During 2007, the Bank, discontinued prospectively the Hedge accounting applied under Chilean GAAP on the mortgage loans portfolio, due to the periodic assessment indicates noncompliance with the effectiveness criteria. Therefore, as of December 31, 2007, there is no difference in Hedge accounting between Chilean GAAP and U.S. GAAP.

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

NOTE 27.	DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continuation).

For the years ended December 31, 2006, 2007 and 2008, the effects of embedded derivatives were not significant.

(m) Recoveries of loans previously charged-off

Under Chilean GAAP, recoveries of charged-off loans as well as recoveries of loans which were reacquired from the Chilean Central Bank were recorded directly to income. Under U.S. GAAP, loans that have been previously written-off cannot be reinstated, and only actual cash recoveries from any previously charged-off loans would be recognized as income. Consequently, the effect of these reinstated loans for Chilean GAAP purposes, net of cash recoveries, was eliminated in the reconciliation to U.S. GAAP.

(n) Capitalization of interest costs

For Chilean GAAP purposes, the Bank does not capitalize interest costs on the assets that are constructed for its own use. Under SFAS No. 34, interest costs should be capitalized as they are considered part of the historical cost of acquiring these assets. The effect of accounting for capitalization of interest costs in accordance with U.S. GAAP is included in the reconciliation of net income and shareholders’ equity in paragraph (r) below.

(o) Acquisition of Financial Assets

The following business combinations occurred prior to the merger of Banco Santiago and Banco Santander Chile which continue to require adjustments between Chilean GAAP and U.S. GAAP in the net income and shareholders’ equity reconciliations in paragraph(r):

(1)	Acquisition of Banco O’Higgins

For Chilean GAAP purposes, the merger between the former Banco Santiago and Banco O’Higgins that took place during 1997 was accounted for using the“pooling of interests” method. The assets acquired and liabilities assumed were combined at their carrying values on the books of the successor entity and the operations were accounted for as combined from January 1, 1997.

For U.S. GAAP purposes, the former Banco Santiago accounted for the business combination as a purchase of Banco O’Higgins. Consequently, goodwill was recorded as the difference between the purchase price and the fair value of the assets acquired and the liabilities assumed (which, in management’s opinion, approximated book value).

The unamortized goodwill associated with this merger on the books of Banco Santiago, for U.S. GAAP purposes, as of the date of the merger with the former Banco Santiago Santander Chile is implicitly included in the goodwill of Teatinos which was acquired by BCSH as explained in paragraph (a).

(2)	Acquisition of Banco Osorno y la Unión

During 1996, the former Banco Santander Chile merged with Banco Osorno y La Unión (“Banco Osorno”). The treatment for both Chilean GAAP purposes and U.S. GAAP purposes was equivalent to the treatment in the Banco O’Higgins transaction in (1) with the exception that the acquisition of Banco Osorno was defined as a reverse acquisition.

NOTE 27.	DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continuation).

(p) Assets received in lieu of payment

As instructed by the Superintendency of Banks, assets received in lieu of payment are recorded at cost, less a global valuation allowance if the total of the fair value of those assets is lower than the recorded amount. If the asset is not sold within one year, then the recorded asset amounts are written-off after the period established ends.

Under U.S. GAAP, on an individual asset basis, assets received in lieu of payment are initially recorded at fair value less any estimated costs to sell at the date of foreclosure. Subsequent to foreclosure, valuations should be periodically performed to record any impairment. The effect of recording these assets in accordance with U.S. GAAP is included in the reconciliation of net income and shareholders' equity in paragraph (r) below.

(q) Accrued interest and indexation adjustment

Under Chilean GAAP, accrued interest and indexation adjustment are presented net with the principle amounts of the investments to which they accrete. Under U.S. GAAP accrued interest and indexation adjustment is presented as separate line items in the balance sheet. The amount of this reclassification is not readily determinable.

(r) Summary of net income and shareholders’ equity differences

The following is a reconciliation of net income under Chilean GAAP to the corresponding amounts under U.S. GAAP:

	Year ended December 31,
	2006	2007	2008	2008
	MCh$	MCh$	MCh$	ThUS$
				(Note 1.s)
Total Net income under Chilean GAAP	334,282	338,324	331,017	516,206
Minority interest in accordance to Circular No 3443 (Note 2) (*)	(176)	(2,238)	(2,871)	(4,477)
Total Net income without minority interest under Chilean GAAP required to be applied under Circular No 3443	334,106	336,086	328,146	511,729
Push-down accounting (Note 27 (a))
Amortization of trademarks and other	(19,926)	(68,649)	(2,791)	(4,352)
Amortization of fair value increase of net assets	(4,499)	(4,500)	(1,771)	(2,762)
Other than temporary impairment (Note 27 (h))	(6,538)	(861)	-	-
Investment securities (Note 27 (g))	(552)	861	(3,096)	(4,828)
Allowance for loan loss (Note 27 (j))	-	(9,558)	-	-
Investments in other companies (Note 27 (k))	(137)	(97)	(293)	(457)
Derivatives (Note 27 (l))	(34,998)	6,298	16,045	25,021
Capitalization of interest expense (Note 27 (n))	(60)	(60)	(60)	(94)
Assets received in lieu of payment (Note 27 (p))	1,736	(3,716)	(1,261)	(1,966)
Stock compensation plan (Note 27 (e))	-	(9,162)	-	-
Deferred tax effect of U.S. GAAP adjustments	6,870	1,197	(1,977)	(3,083)
Net income in accordance with U.S. GAAP	276,002	247,839	332,942	519,208

NOTE 27.	DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continuation).

The following is a reconciliation of comprehensive income under Chilean GAAP to U.S. GAAP:

	As of December 31,
	2006	2007	2008	2008
	MCh$	MCh$	MCh$	ThUS$
				(Note 1.s)
Total Other comprehensive income under Chilean GAAP	16,781	(9,264)	1,884	2,938
Minority interest in accordance to Circular No 3443 (Note 2) (*)	-	-	39	61
Total Other comprehensive income without minority interest under Chilean GAAP required to be applied under Circular No 3443	16,781	(9,264)	1,923	2,999
Other than temporary impairment (note 27 (h))	6,537	861	-	-
Investment securities (note 27 (s))	(3,113)	(861)	3,096	4,828
Deferred tax effect of U.S. GAAP adjustments	(583)	-	(526)	(820)

Other comprehensive income in accordance with U.S. GAAP	19,622	(9,264)	4,493	7,007

The following is a reconciliation of shareholders’ equity under Chilean GAAP to U.S. GAAP:

	At December 31,
	2007	2008	2008
	MCh$	MCh$	ThUS$
			(Note 1.s)
Shareholders’ equity in accordance with Chilean GAAP	1,587,714	1,602,610	2,499,197
Minority interest in accordance to Circular No 3443 (Note 2) (*)	(21,829)	(24,565)	(38,308)
Total Shareholders’ equity without minority interest under Chilean GAAP required to be applied under Cicular No 3443	1,565,885	1,578,045	2,460,889
Push Down Accounting (Note 27 (a))
Goodwill	586,410	586,410	914,480
Fair value of intangibles	2,791	-	-
Fair value increase of net assets	1,771	-	-
Mandatory dividends (Note 27 (c))	(100,826)	-	-
Investments in other companies (Note 27 (k))	248	(45)	(70)
Derivatives (Note 27 (l))	(30,944)	(14,899)	(23,234)
Recoveries of loans (Note 27 (m))	(1,523)	(1,523)	(2,375)
Capitalization of interest expense (Note 27 (q))	4,414	4,354	6,790
Assets received in lieu of payment (Note 27 (p))	2,348	1,087	1,695
Deferred tax effect of U.S. GAAP adjustments	4,370	1,867	2,912
Acquisition of financial assets (Note 27 (o))	357,151	357,151	556,961
Shareholders’ equity in accordance with U.S. GAAP	2,392,095	2,512,447	3,918,048

(*)
Under Chilean GAAP, required to be applied under the Superintendency of Banks Circular No 3443 equity includes the equity corresponding to the shareholders of both the parent and the minority interest. Under U.S. GAAP, total shareholders’ equity is made up only of the equity portion attributable to equity holders of the parent. Therefore, for reporting purposes, the minority interest portion is excluded of total shareholders’ equity.

NOTE 27.	DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continuation).

The following summarizes the changes in the shareholders’ equity of the Bank under U.S. GAAP during the years ended December 31, 2006, 2007 and 2008:

	As of December 31,
	2006	2007	2008	2008
	MCh$	MCh$	MCh$	ThUS$
				(Note 1.s)

Balance at January 1	2,267,885	2,362,827	2,392,095	3,730,363
Price-level restatement of dividends paid and others	(217)	(2,141)	(7,170)	(11,181)
Dividends paid	(186,150)	(215,734)	(212,295)	(331,064)
Mandatory dividends, previous date (Note 27 (c))	85,917	100,232	100,826	157,234
Mandatory dividends, closing date (Note 27 (c))	(100,232)	(100,826)	(98,444)	(153,519)
Other comprehensive income	19,622	(9,264)	4,493	7,007
- Available-for-sale investments	23,641	(4,772)	(11,328)	(17,665)
- Hedge accounting cash flow	-	(6,389)	16,740	26,105
- Defered Tax	(4,019)	1,897	(919)	(1,433)
Stock compensation plan	-	9,162	-	-
Net income in accordance with U.S. GAAP	276,002	247,839	332,942	519,208
Balance at December 31	2,362,827	2,392,095	2,512,447	3,918,048

On January 15, 2007, in an Extraordinary General Stockholders Meeting, the related subsidiary Santander Investment S.A. Corredores de Bolsa, approved the merger by incorporation of the subsidiary Santiago Corredores de Bolsa Ltda. into Santander Investment S.A. Corredores de Bolsa. This merger was effective as of January 1, 2007 and Santander Investment S.A. Corredores de Bolsa became a subsidiary of Banco Santander Chile and is legally responsible for Santiago Corredores de Bolsa Limitada future events.

Under Chilean GAAP and US GAAP, the merger of Santiago Corredores de Bolsa Limitada and Santander Investment S.A. Corredores de Bolsa was accounted as a business combination under common control.

In accordance with SFAS 141 - Business Combinations, the Bank should present the statement of financial position and other financial information as of the beginning of the period as though the assets and liabilities were transferred at that date. The financial statements and financial information presented for prior years should also be restated to furnish comparative information for the effects of this business combination. The following information presents a summary of the revenues, net income, total assets and total liabilities from Santander Investment S.A. Corredores de Bolsa for the year ended December 31, 2006 as if these figures were included in the combined reconciliation of net income and shareholders’ equity from Chilean GAAP to US GAAP:

2006
MCh$
Revenues	136
Net income	2,673
Total assets	150,668
Total liabilities	134,932

NOTE 27.	DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continuation).

(s) Article 9 Income Statements and Balance Sheets

The presentation of the consolidated financial statements differs significantly from the format required by the Securities and Exchange Commission under rules 210.9 to 210.9-07 of Regulation S-X (Article 9). The Chilean GAAP balance sheets and income statements were price level restated in constant Chilean pesos of December 31, 2008 using the adjustment factor arising from the CPI, and are presented in the format prescribed by Article 9 of Regulation S-X. Additionally all adjustments to U.S. GAAP included in paragraph (r) were incorporated.

The principal reclassifications to the primary Chilean GAAP consolidated financial statements in order to present them in accordance with the Article 9 format are as follows:

1.	Elimination of contingent assets and liabilities from the balance sheet.
2.	Reclassification of fees relating to contingent loans from interest income under Chilean GAAP to non interest income under Article 9.

The following balance sheets as of December 31, 2007 and 2008 were prepared in accordance with U.S. GAAP, except for the inclusion of price-level restatement permitted under item 18 of Regulation S-X, and are presented in accordance with the requirements of Article 9.

NOTE 27.	DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continuation).

	As of December 31,
	2007(*)	2008
	MCh$	MCh$
ASSETS
Cash and due from banks	641,306	719,846
Interest bearing deposits	762,793	327,845
Investments under agreements to resell	37,022	-
Investments:
Trading	1,186,905	1,161,631
Available-for-sale	848,945	1,580,240
Sub-total	3,476,971	3,789,562

Loans	13,586,478	14,877,647
Unearned income	(187,545)	(193,695)
Allowance for loan loss	(250,887)	(285,505)
Loans, net	13,148,046	14,398,447
Premises and equipment, net	335,915	366,411
Goodwill, net	943,561	943,561
Intangibles, net	2,791	-
Derivatives	850,186	1,846,509
Other assets	566,351	584,494
Total Assets	19,323,821	21,928,984

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits:
Non interest bearing	3,123,803	2,949,757
Interest bearing	9,786,315	11,181,331
Total deposits	12,910,118	14,131,088
Short-term borrowings	1,034,546	407,270
Investments sold under agreement to repurchase	336,090	563,234
Derivatives	847,400	1,469,724
Other liabilities	308,702	473,276
Long-term debt	1,473,041	2,347,380
Sub-total	3,999,779	5,260,884
Minority interest	21,829	24,565
Common stock	891,303	891,303
Other shareholders’ equity	1,500,792	1,621,144
Total Liabilities and Shareholders’ Equity	19,323,821	21,928,984

(*)	Balance sheets and balance sheets derived information as of December 31, 2007 has been restated for comparative purposes.

NOTE 27.	DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continuation).

The following income statements were prepared in accordance with U.S. GAAP and are presented in accordance with requirements of Article 9, except for the inclusion of price-level restatement permitted under Item 18 of Regulation S-X:

	Year ended December 31,
	2006(*)	2007(*)	2008
	MCh$	MCh$	MCh$
Interest income
Interest and fees on loans	1,206,793	1,619,924	2,048,847
Interest on investments	116,201	137,780	142,741
Interest on deposits with banks	6,194	9,614	9,515
Interest on investments under agreement to resell	727	678	1,610
Total interest income	1,329,915	1,767,996	2,202,713
Interest expense
Interest on deposits	(409,846)	(634,975)	(724,478)
Interest on investments under agreement to repurchase	(31,585)	(41,732)	(37,352)
Interest on short-term debt	(4,467)	(6,432)	(4,956)
Interest on long-term debt	(39,871)	(53,209)	(55,713)
Interest on other borrowed funds	(161,964)	(206,757)	(341,572)
Price level restatement (1)	(16,122)	(61,332)	(78,027)
Total interest expense	(663,855)	(1,004,437)	(1,242,098)
Net interest income	666,060	763,559	960,615
Provision for loan loss	(142,956)	(234,226)	(285,953)
Net interest income after provision for loan losses	523,104	529,333	674,662
Other income
Fees and commissions, net	146,784	164,226	80,221
Gain (losses) on trading activities	93,378	33,093	286,033
Net gains (losses) on foreign exchange activities	(552)	83,007	(187,042)
Other	(25,170)	(17,550)	(24,896)
Total other income	214,440	262,776	154,316
Other expenses
Salaries	(186,281)	(200,282)	(209,134)
Net premises and equipment expenses	(55,326)	(59,759)	(68,145)
Administration expenses	(140,213)	(150,651)	(145,836)
Other expenses	(18,328)	(72,462)	(4,345)
Minority interest	(176)	(2,238)	(2,871)
Total other expenses	(400,324)	(485,392)	(430,331)
Income before income taxes	337,220	306,717	398,647
Income taxes	(61,218)	(58,878)	(65,705)
Net income	276,002	247,839	332,942

(*)	Income statement and income statement derived information for the years 2007 and 2006 have been restated for comparative purposes.

NOTE 27.	DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continuation).

Other comprehensive income:	Year ended December 31,
	2006	2007	2008	2008
	MCh$	MCh$	MCh$	ThUS$
				(Note 1.s)
Net income in accordance with U.S. GAAP	276,002	247,839	332,942	519,208

Other comprehensive income:	19,622	(9,264)	4,493	7,007
- Securities available for sale	23,641	(4,772)	(11,328)	(17,665)
- Hedge accounting	-	(6,389)	16,740	26,105
- Income tax	(4,019)	1,897	(919)	(1,433)
Comprehensive income	295,624	238,575	337,435	526,215

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

The consolidated statements of cash flows were prepared in accordance with Chilean GAAP, and are presented in accordance with the requirements of Article 9, except for the inclusion of price-level restatement permitted under item 18 of Regulation S-X. Presentation of the cash flow statements under U.S. GAAP would require additional breakdown of certain line items presented “net” in the Chilean GAAP cash flow. Additionally, for Chilean GAAP purposes, certain items classified as “Other assets” on the Chilean GAAP are defined as cash equivalent for cash flow purposes which would also be defined as cash equivalents in the balance sheet in U.S. GAAP. And, lastly gains/losses on trading securities are presented as investing activities in Chilean GAAP while they would be presented as operating activity in U.S. GAAP.

The following condensed consolidated statements of cash flows were prepared in accordance with U.S. GAAP, and are presented in accordance with the requirements of Article 9 as described above:

	Year ended December 31,
	2006(*)	2007(*)	2008
	MCh$	MCh$	MCh$

Net cash provided by (used in) operating activities	558,117	802,239	388,621
Net cash used in (provided by) investing activities	(1,622,270)	(1,851,638)	(2,273,160)
Net cash provided by financing activities	729,526	1,160,299	1,525,005

Net cash flow	(334,627)	110,900	(359,534)
Inflation effect on cash and cash equivalents	(7,908)	4,527	3,126

Net decrease in cash and due from banks	(342,535)	115,427	(356,408)
Cash and due from Banks, beginning of the year	1,631,207	1,288,672	1,404,099
Cash and due from Banks, end of the year	1,288,672	1,404,099	1,047,691

(*)
As discussed in Note 2, Circular No. 3443 of the Superintendency of Banks amended the definition of “Cash and cash equivalent”. Such change is defined as a change in accounting principle that requires a reclassification of amounts in prior years’ financial statements presented for comparative purposes.

NOTE 27.	DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continuation).

(t) Income taxes

The reconciliation of the provision for income taxes under Chilean GAAP to U.S. GAAP is as follows:

	Year ended December 31,
	2006	2007	2008
	MCh$	MCh$	MCh$
Charge for the period under Chilean GAAP	68,088	60,075	63,728
U.S. GAAP Adjustments:
Deferred tax effect of U.S. GAAP adjustments	(6,870)	(1,197)	1,977
Charge for the period under U.S. GAAP	61,218	58,878	65,705

Deferred tax assets and liabilities for the Bank under U.S. GAAP are summarized as follows:

	As of December 31,
Temporary differences	2007	2008
	MCh$	MCh$
Assets
Allowance for loan loss	30,662	31,008
Accrued interest	2,068	615
Derivate and Hedge Accounting	4,153	4,644
Other provisions	15,081	19,480
Foreign exchange	879	1,926
Bank property, plant and equipment	14,916	2,867
Assets received in lieu of payment	407	217
Other	500	2,528
Total deferred tax assets	68,666	63,285

	As of December 31,
Temporary differences	2007	2008
	MCh$	MCh$
Liabilities
Accelerated depreciation	4,996	13,748
Valuation of investments	3,271	147
Prepaid expenses	2,658	2,434
Others	556	589
Total deferred tax liabilities	11,481	16,918

Net deferred tax assets	57,185	46,367

The Bank has not recorded a valuation allowance against any of its deferred tax assets as it believes that it is more likely than not, that it will recover their value.

NOTE 27.	DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continuation).

The U.S. GAAP provision for income taxes differs from the amount of income tax provision determined by applying the Chilean statutory income tax rate to U.S. GAAP pretax income as a result of the following differences:

	2006	2007	2008
	MCh$	MCh$	MCh$
Chilean taxes due at the statutory rate	57,327	52,142	68,305
Increase (decrease) in rates resulting from:
- Permanent differences	(1,212)	(4,932)	(3,985)
- Taxes on unallowable expenses Article No 21	225	375	221
- Amortization of intangibles	3,387	11,670	474
- Other	1,491	(377)	690
At effective tax rate	61,218	58,878	65,705

The Chilean statutory first category (corporate) income tax rate was 17% for the years ended December 31, 2006, 2007 and 2008.

Additionally, effective January 1, 2007, the Company adopted FASB Interpretation No. 48: “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (“FIN 48”), which clarifies the accounting for uncertainty in income taxes recognized in an enterpriseentity’s financial statements in accordance with Statement of Financial Accounting Standards No. 109: “Accounting for Income Taxes” (“FAS 109”). The Interpretation prescribes a threshold for the financial statement recognition and measurement of a tax position taken or expected to be taken within an income tax return. For each tax position, the enterprise must determine whether it is more likely than not that the position will be sustained upon examination by taxing authorities, based on the technical merits of the position, including resolution of any related appeals or litigation. A tax position that meets the more likely than not recognition threshold is then measured to determine the amount of benefit to be recognized within the financial statements. No benefits may be recognized for tax positions that do not meet the more likely than not threshold. For tax positions that meet the more likely than not threshold, the benefit to be recognized is the largest amount that is greater than 50% likely of being realized upon ultimate settlement.

As a result of implementing FIN 48, there was no impact one the Bank’s Financial Statements from the adoption of this interpretation. In addition, as of the date of the adoption of FIN 48, the Bank did not have any accrued interest and penalties related to unrecognized tax benefits.

Under Chilean tax regime, as of December 31, 2008, fiscal years 2005 through 2007 remain subject to examination by the Internal Revenue Service (“Servicio de Impuestos Internos”).

NOTE 27.	DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continuation).

(u) Segment Information

The following disclosure of segment information is not required for presentation in the financial statements under Chilean GAAP, however in accordance with SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information” the Bank discloses the following segment information based on how the Bank is internally managed. The Bank’s internal organization is structured on the basis of the client segments of the Bank. We provide a full range of financial services to corporate and individual customers. The following segment information was re-classified according to the guidelines established in Circular No 3443 of the Superintendency of Bank’s. As such, the segment information for the year ended December 31, 2006 and 2007 will differ, in terms of presentation, from the previous year report. We have the following segments:

The Retail segment is comprised of the following sub-segments:

·
Lower-middle to middle-income (Santander Banefe), consisting of individuals with monthly income between Ch$ 120,000 (US$187) and Ch$ 400,000 (US$624), which are served through our Banefe branch network. This segment accounts for 5.0% of our loans at December 31, 2008. This segment offers customers a range of products, including consumer loans, credit cards, auto loans, residential mortgage loans, debit card accounts, savings products, mutual funds and insurance brokerage.

·
Middle- and upper-income, consisting of individuals with a monthly income greater than Ch$ 400,000 (US$624). Clients in this segment account for 41.8% of our loans at December 31, 2008 and are offered a range of products, including consumer loans, credit cards, auto loans, commercial loans, foreign trade financing, residential mortgage loans, checking accounts, savings products, mutual funds and insurance brokerage.

·
Small businesses, consisting of small companies with annual sales less than Ch$ 1,200 million (US$ 1.9 million). At December 31, 2008, small companies represented approximately 15.8% of our total loans outstanding. Customers in this segment are offered a range of products, including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, savings products, mutual funds and insurance brokerage.

·
Institutional organizations such as universities, government agencies, municipalities and regional governments. At December 31, 2008, these clients represented 1.5% of our total loans outstanding and offer customers a range of products, including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, cash management, savings products, mutual funds and insurance brokerage.

NOTE 27.	DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continuation).

The Middle-market comprised of mid-sized companies, companies in the real estate sector, and large companies as follows:

·
Mid-sized companies, consisting of companies with annual sales over Ch$1,200 million (US$1.9 million) and up to Ch$3,500 million (US$ 5.5 million). Customers in this segment are offered a wide range of products, including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, cash management, treasury services, financial advisory, savings products, mutual funds and insurance brokerage. At December 31, 2008, these clients represented 7.6% of our total loans outstanding.

·
Real estate. This segment includes all companies in the real estate sector. At December 31, 2008, these clients represented 3.6% of our total loans outstanding. Customers in this segment are offered, apart from traditional banking services, specialized services for financing primarily residential projects in order to increase the sale of residential mortgage loans.

·
Large companies, consisting of companies with annual sales over Ch$ 3,500 million (US$5.5 million). Customers in this segment are offered a wide range of products, including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, cash management, treasury services, financial advisory, savings products, mutual funds and insurance brokerage. At December 31, 2008, these clients represented 8.5% of our total loans outstanding.

The Global Banking and Markets segment is comprised of:

·
Companies that are foreign multinationals or part of a large Chilean economic group with sales over Ch$3,500 million (US$5.5 million). At December 31, 2008, these clients represented 15.3% of our total loans outstanding. Customers in this segment are offered a wide range of products, including commercial loans, leasing, factoring, foreign trade, mortgage loans, checking accounts, cash management, treasury services, financial advisory, savings products, mutual funds and insurance brokerage.

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

The accounting policies of the segments are the same as those described in the summary of significant accounting principles, and are customized to meet the needs of management of the Bank. The Bank derives majority of its revenues from interest income, fee income and provision expense and the chief operating decision maker relies primarily on the interest revenue, fee income and provision expense to assess the perfonmance of the segments and make decisions about resources to be allocated to the segments.

The table below outlines our lines of business and certain related statistical information as of December 31, 2006, 2007 and 2008.

NOTE 27.	DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continuation).

For the twelve month period ended December 31, 2008
(millions of constant Ch$ as of December 31, 2008)
Segment	Loans	Net interest revenue	Fees	Allowances for loan losses (1)	Financial transactions, net (2)	Net segment contribution (3)
Individuals	6,870,509	531,820	144,182	(211,875)	-	464,127
Santander Banefe	732,016	184,647	31,722	(90,503)	-	125,866
Middle-upper income	6,138,493	347,173	112,460	(121,372)	-	338,261
SMEs	2,428,779	184,149	40,657	(54,360)	-	170,446
Institutional	224,738	12,273	1,728	(290)	-	13,711
Total Retail	9,524,026	728,242	186,567	(266,525)	-	648,284
Middle-market	2,882,069	98,717	16,041	(16,189)	-	98,569
Mid-sized companies	1,124,480	41,266	8,064	(8,557)	-	40,773
Real estate	522,399	16,224	1,522	(597)	-	17,149
Large companies	1,235,190	41,227	6,455	(7,035)	-	40,647
Global Banking and Markets	2,242,389	117,190	11,497	(759)	108,475	236,403
Wholesale	2,242,389	51,550	10,488	(759)	-	61,279
Treasury (4)	-	65,640	1,009	-	108,475	175,124
Others (5)	51,890	(47,108)	9,488	(2,480)	(22,433)	(62,533)
Total	14,700,374	897,041	223,593	(285,953)	86,042	920,723

Other operating income, net	16,512
Income (loss) attributable to investments in other companies	851
Operating expenses	(465,314)
Price level restatement	(78,027)
Net income before taxes	394,745

(1)	Allowance for loan loss, net of releases on recoveries.

(2)	Includes the net gains from trading, net mark-to-market gains and foreign exchange transactions.

(3)	Is the sum of the net interest revenue, net fee income and net financial transactions, minus net provision for loan loss.

(4)	Includes the Treasury’s segment and trading business.

(5)
Includes the contribution of non-segmented items such as interbank loans, the cost of the Bank’s capital and fixed assets. Net financial transactions included in other is mainly comprised of the results from the Financial Management Division (Gestion Financiera). The area of Financial Management manages the structural interest rate risk, the structural position in inflation indexed assets and liabilities, shareholder’s equity and liquity. The goal of Financial Management is to provide stability and consistency to the net income of commercial activities and to assure the Bank complies with internal and regulatory limits regarding liquidity, regulatory capital, reserve requirements and market risk.

NOTE 27.	DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continuation).

For the twelve month period ended December 31, 2007 (*)
(millions of constant Ch$ as of December 31, 2008)
Segment	Loans	Net interest revenue	Fees	Allowances for loan losses (1)	Financial transactions, net (2)	Net segment contribution (3)
Individuals	6,213,172	452,136	144,079	(178,046)		418,169
Santander Banefe	685,395	152,625	32,137	(82,758)		102,004
Middle-upper income	5,527,777	299,511	111,942	(95,288)		316,165
SMEs	2,196,263	160,909	43,728	(39,949)		164,688
Institutional	226,549	12,048	2,373	(40)		14,381
Total Retail	8,635,984	625,093	190,180	(218,035)		597,238
Middle-market	2,718,056	89,095	17,278	(4,527)		101,846
Mid-sized companies	1,077,819	37,438	9,260	(3,110)		43,588
Real estate	553,948	15,145	1,734	(1,286)		15,593
Large companies	1,086,289	36,512	6,284	(131)		42,665
Global Banking and Markets	1,742,388	87,189	14,988	(60)	130,956	233,073
Wholesale	1,713,295	44,268	9,650	142		54,060
Treasury (5)	29,093	42,921	5,338	(202)	130,956	179,013
Others (4)	301,853	(25,619)	(4,589)	(2,045)	(21,153)	(53,406)
Total	13,398,281	775,758	217,857	(224,667)	109,803	878,751

Other operating income	28,433
Income (loss) attributable to investments in other companies	(1,438)
Operating expenses	(446,015)
Price level restatement	(61,332)
Net income before taxes	398,399

(1)	Allowance for loan loss, net of releases on recoveries.

(2)	Includes the net gains from trading, net mark-to-market gains and foreign exchange transactions.

(3)	Is the sum of the net interest revenue, net fee income and net financial transactions, minus net provision for loan loss.

(4)	Includes the Treasury’s segment and trading business.

(5)
Includes the contribution of non-segmented items such as interbank loans, the cost of the Bank’s capital and fixed assets. Net financial transactions included in other is mainly comprised of the results from the Financial Management Division (Gestion Financiera). The area of Financial Management manages the structural interest rate risk, the structural position in inflation indexed assets and liabilities, shareholder’s equity and liquity. The goal of Financial Management is to provide stability and consistency to the net income of commercial activities and to assure the Bank complies with internal and regulatory limits regarding liquidity, regulatory capital, reserve requirements and market risk.

(*) Segment information as of December 31, 2007 has been restated for comparative purposes.

NOTE 27.	DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continuation).

For the twelve month period ended December 31, 2006 (*)
(millions of constant Ch$ as of December 31, 2008)
Segment	Loans	Net interest revenue	Fees	Allowances for loan losses (1)	Financial transactions, net (2)	Net segment contribution (3)
Individuals	5,293,500	345,240	125,817	(119,042)		352,015
Santander Banefe	626,204	108,528	26,821	(60,711)		74,638
Middle-upper income	4,667,296	236,712	98,996	(58,331)		277,377
SMEs	1,963,624	134,852	34,862	(24,381)		145,333
Institutional	238,079	9,876	1,460	562		11,898
Total Retail	7,495,203	489,968	162,139	(142,861)		509,246
Middle-market	2,782,387	76,660	17,001	(843)		92,818
Mid-sized companies	1,034,684	36,361	8,573	(3,550)		41,384
Real estate	575,662	10,748	1,730	1,912		14,390
Large companies	1,172,041	29,551	6,698	795		37,044
Global Banking and Markets	1,850,750	65,372	10,466	823	134,913	211,574
Wholesale	1,850,750	31,642	9,163	823		41,628
Treasury (4)	-	33,730	1,303	-	134,913	169,946
Others (4)	495,652	3,821	8,041	(75)		11,787
Total	12,623,992	635,821	197,647	(142,956)	134,913	825,425

Other operating income	16,779
Income (loss) attributable to investments in other companies	919
Operating expenses	(424,630)
Price level restatement	(16,123)
Net income before taxes	402,370

(1)	Allowance for loan losses, net of releases on recoveries.

(2)	Includes the net gains from trading, net mark-to-market gains and foreign exchange transactions.

(3)	Is the sum of the net interest revenue, net fee income and net financial transactions, minus net provision for loan loss.

(4)	Includes the Treasury’s segment and trading business.

(5)	Includes contribution of non-segmented income and expenses.

(*) Segment information as of December 31, 2006 has been restated for comparative purposes.

NOTE 27.	DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continuation).

(v) Estimated Fair Value of Financial Instruments

Disclosures about fair value of financial instruments (SFAS 107)

SFAS No. 107, “Disclosures about Fair Value of Financial Instruments” (“SFAS 107”) requires the disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. SFAS No. 107 defines a financial instrument as cash, evidence of an ownership in an entity, or a contract that either conveys or imposes on an entity the contractual right or obligation to either receive or deliver cash or another financial instrument. Fair value is defined as the amount at which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation, and is best evidenced by a quoted market price, if one exists.The estimated fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. For those financial instruments with no quoted market prices available, fair values have been estimated using present values or other valuation techniques. These techniques are inherently subjective and are significantly affected by the assumptions used, including the discounts rate, estimates of future cash flows and prepayment assumptions. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments.

In addition, the estimated fair values presented below do not attempt to estimate the value of the Bank’s revenue generating businesses and anticipated future business activities, and therefore do not represent the Bank’s value as a going concern.

The following summarizes the major methods and assumptions used in estimating the fair values of financial instruments:

●	Cash and due from banks

The recorded value of cash and due from banks approximates its estimated fair value due to the short-term nature of these instruments.

●	Spot foreign exchange transactions

The recorded value of spot foreign exchange transactions approximates its estimated fair value due to the short-term nature of these instruments.

●	Financial investments, investments under agreements to repurchase and investments under agreements to resell

The estimated fair value of these financial instruments was determined using either quoted market prices or dealer quotes where available, or quoted market prices of financial instruments with similar characteristics. Investments maturing in less than one year are valued at recorded value because they are, due to their relatively short period to maturity, considered to have a fair value which is not materially different from their recorded value.

NOTE 27.	DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continuation).

●	Loans

For variable-rate loans that reprice frequently and have no significant change in credit risk, estimated fair values are based on recorded values.The estimated fair-values for certain mortgage loans, credit card loans, and other consumer loans are based on quoted market prices of similar loans, adjusted for differences in loan characteristics.Fair values of commercial loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for non-accruing loans are estimated using discounted cash flow analyses arising from the liquidation of the underlying collateral values, where applicable (or other expected sources of payments), at an estimated discount rate.

●	Deposits

The fair value disclosed for non-interest bearing deposits and savings accounts is the amount payable at the reporting date and, as a result, is equal to the recorded amount. Fair value for time deposits is estimated using a discounted cash flow calculation that applies interest rates currently offered to a schedule of aggregated expected monthly maturities on time deposits.The value of long-term relationships with depositors is not considered when estimating the fair values disclosed.

●	Chilean Central Bank borrowings, Mortgage finance bonds and Other borrowings

The fair value of these financial instruments is estimated using discounted cash flow analyses based on the Bank’s current incremental borrowing rates for similar types of borrowing arrangements with similar remaining maturities.

●	Derivative instruments

The estimated fair value of foreign exchange forward contracts was calculated using quoted market prices of financial instruments with similar characteristics.

The fair value of interest rate swaps represents the estimated amount the Bank would expect to receive or pay to terminate the contracts or agreements, considering current interest rates.

As no quoted market prices are available for the interest rate swap, cross currency swap and forward exchange rate instruments held by the Bank, such estimates have been estimated using modeling and other valuation techniques.

NOTE 27.	DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continuation).

The estimated fair values of financial instruments are as follows:

	As of December 31,
	2007		2008
	Recorded amount (1)	Estimated fair value	Recorded amount (1)	Estimated fair value
	MCh$	MCh$	MCh$	MCh$
ASSETS
Cash and due from banks	641,306	641,306	719,846	719,846
Interest bearing deposits	762,793	762,793	327,845	327,845
Investment under agreements to resell	37,022	37,022	-	-
Financial investments	2,035,850	2,035,850	2,741,871	2,741,871
Loans, net	13,148,046	14,682,608	14,398,447	16,183,644
Derivatives instruments	850,186	850,186	1,846,509	1,846,509

LIABILITIES
Deposits	12,910,118	11,490,370	14,131,088	14,007,109
Investments under agreements to repurchase	336,090	336,090	563,234	563,234
Short and long-term debt	1,781,743	1,804,566	2,820,656	3,202,637
Derivative financial instruments	847,400	847,400	1,469,724	1,469,724

(1)	Recorded amount correspond to Chilean GAAP figures US GAAP adjustments described in paragraph (r) which are disclosed in Article 9 balance sheet paragraph(s).

Fair Value Measurement and Hierarchy

On January 1, 2008, the Bank adopted the provisions FASB Statement No. 157, Fair Value Measurements (“SFAS 157”), for fair value measurements of financial assets and financial liabilities and for fair value measurements of non-financial items that are recognized or disclosed at fair value in the financial statements on a recurring basis. Statement 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Statement 157 also establishes a framework for measuring fair value and expands disclosures about fair value measurements. FASB Staff Position FAS 157-2, “Effective Date of FASB Statement No. 157,” delays the effective date of Statement 157 until fiscal years beginning after November 15, 2008 for all non-financial assets and non-financial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. In accordance with FSP FAS 157-2, the Bank has not applied the provisions of Statement 157 to the initial measurement of intangible assets.

On January 1, 2009, the Bank will be required to apply the provisions of Statement 157 to fair value measurements of non-financial assets and non-financial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. The Bank is in the process of evaluating the impact, if any, of applying these provisions on its financial position and results of operations.

NOTE 27.	DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continuation).

In October 2008, the FASB issued FASB Staff Position FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active,” which was effective immediately. FSP FAS 157-3 clarifies the application of Statement 157 in cases where the market for a financial instrument is not active and provides an example to illustrate key considerations in determining fair value in those circumstances. The Bank has considered the guidance provided by FSP FAS 157- 3 in its determination of estimated fair values during 2008.

Statement 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

• Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

• Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

• Level 3 inputs are unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which a fair measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety.
The following table presents assets and liabilities that are measured at fair value on a recurring basis (including items that are required to be measured at fair value and items for which the fair value option has been elected) at December 31, 2008:

	Fair Value Measurement at Reporting Date Using
	December 31, 2008	Quoted Prices in Active Markets for identical Assets(Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	MCh$	MCh$	MCh$	MCh$
ASSETS
Trading securities	1,161,631	1,161,631	-	-
Available-for-sale securities	1,580,240	1,580,240	-	-
Derivatives	1,846,509	-	1,765,205	81,304
Total	4,588,380	2,741,871	1,765,205	81,304

LIABILITIES
Derivatives	1,469,724	-	1,418,323	51,401
Total	1,469,724	-	1,418,323	51,401

NOTE 27.	DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continuation).

The following table presents the Bank’s activity for assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) as defined in Statement 157 for the year ended December 31, 2008:

	Assets	Liabilities
	MCh$	MCh$
Balance at December 31, 2007	64,317	(7,183)
Total realized and unrealized gains (losses):
Included in earnings	16,987	(44,218)
Included in other comprenhensive income	-	-
Purchases, issuance, and settlements (net)	-	-
Balance at December 31, 2008	81,304	(51,401)

Total gains or losses for 2008 included in income attributable to the change in unrealized gains (losses) relating to the assest or liabilities to at December 31, 2008	16,987	(44,218)

Realized and unrealized gains (or losses) included in income for 2008 for assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) as defined in Statement 157 are reported in the Statement of Income within the Net gains from mark-to market and trading and exchange differences captions.

The financial statements as of and for the year ended December 31, 2008 do not include any nonrecurring fair value measurements relating to assets or liabilities for which the Bank has adopted the provisions of Statement 157. All nonrecurring fair value measurements for 2008 involved non-financial assets and the Bank will not adopt the provisions of Statement 157 for nonrecurring fair value measurements involving non-financial assets and non-financial liabilities until January 1, 2009.

Fair Value Option

Statement 159, The Fair Value Option for Financial Assets and Financial Liabilities, provides entities with an option to report most financial assets and financial liabilities at fair value on an instrument-by-instrument basis, with changes in fair value reported in earnings.As of December 31, 2008, the Bank opted not to measure financial instruments, other than trading securities, available-for-sale securities and derivatives, at fair value, thus the implementation of Statement 159 did not have a significant impact on the Bank’s consolidated financial statements

NOTE 27.	DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continuation).

 (w) Obligations Arising From Lease Commitments

The bank leases certain premises, which are accounted for as operating leases. The amounts payable under the terms of the leases, which are not reflected on the consolidated balance sheets, are shown in the following table and reflect future rental expenses in constant Chilean pesos as of December 31, 2008:

As of December 31,
2008
MCh$
Due within 1 year	9,543
Due after 1 year but within 2 years	7,863
Due after 2 years but within 3 years	5,986
Due after 3 years but within 4 years	4,011
Due after 4 years but within 5 years	2,412
Due after 5 years	3,240
Total	33,055

The rental expense for the Bank was MCh$13,089, MCh$14,120 and MCh$16,249 for the years ended December 31, 2006, 2007 and 2008, respectively.

(x) Contingent liabilities

Contingent liabilities consist of open and unused letters of credit, together with guarantees granted by the Bank in Chilean pesos, UF and foreign currencies (principally U.S. dollars). The liability represents the Bank’s obligations under such agreements.

	As of December 31, 2008
	Recorded value	Contract amount
	MCh$	MCh$
Standby letters of credits	24	226,245
Foreign office guarantees	2,428	764,146
Performance bond	199	254,030
Total	2,651	1,244,421

NOTE 27.	DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continuation).

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

The expiration of guarantees per period is as follows:

	As of December 31, 2008
	Due within 1 year	Due after 1 year but within 3 years	Due after 3 years but within 5 years	Due after 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Standby letters of credits	153,542	36,214	26,795	9,694	226,245
Foreign office guarantees	231,017	414,654	85,974	32,501	764,146
Performance bonds	248,943	4,931	59	97	254,030
Total	633,502	455,799	112,828	42,292	1,244,421

(y) Compensation

Grupo Santander has set up remuneration systems tied to the performance of the stock market price of the shares of the Parent Company based on the achievement of two targets: appreciation of the Grupo Santander’s share price and growth in earnings per share, in both cases based on a sample of comparable banks.

In this regards certain high level executive of Santander Chile participate in this global incentive-retention program implemented by Parent Company. This consisted of giving to qualifying executives a fixed number of options on shares of Santander, if the following parameters were met: (i) share price evolution in top 10 compared to 30 other global banks, (ii) earnings per share growth in top 10 compared to 30 other global banks, (iii) that Banco Santander Chile achieved its commercial and financial budget targets in the last two years and (iv) that the executive achieved his personal targets in the last two years, and remained employed with the Bank until the end of the incentive program. At December 31, 2007, these targets were achieved, and hence the vesting requirements had been met and even though the exercise period (from January 15, 2008 to January 15, 2009) was still open, the Bank recorded the entire cost of the program against net income as at December 31, 2007.  This program represented a total cost of Ch$1,598 million (US$3.2 million) for the Bank, that correspond to the fair value (Plan I06) of the equity instruments granted, which was charged to income in the specific period in which the beneficiaries provided their services to Santander Chile.This program had no dilutive effect for Santander Chile minority shareholders. At December 31, 2007, 104 executives of the Bank were included and 3,659,900 options on Grupo Santander shares at a price of €9.09 correspond to them. There are no significant differences between Chilean GAAP and US GAAP, except for the additional disclosure required by the latter.

NOTE 27.	DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continuation).

The fair value of each option granted is calculated at the grant date. The Bank, in order to determine the value incentive-retention plan obtained two valuation reports performed by two multinational investment banks. These investment banks used the Black-Scholes equity option pricing model considering the following parameters: the expected life of the options, interest rates, volatility, exercise price, market price and dividends of the Parent Company shares and the shares of comparable banks. The fair value of the options granted was determined by the Bank based upon the above mentioned valuations.

		Euros			Date of	Date of
	Number of	Exercise	Employee	Number	Commencement	Expiry of
	Shares	Price	Group	of Persons	of Exercise Period	Exercise Period

Plans outstanding at 1 January 2005	-	-

Options granted (Plan I06)	3,938,700	9.09 (**)	Managers	112	15/01/2008	15/01/2009
Options exercised	-	-
Options cancelled or not exercised	-	-
Plans outstanding at December 31, 2005	3,938,700	9.09

Options exercised	-	-
Options cancelled, net (Plan I06)	(115,600)	9.09	Managers	(4)	15/01/2008	15/01/2009
Plans outstanding at December 31, 2006	3,823,100	9.09

Shares granted (Plan I09)	281,187	-	Managers	181	23/06/2007	31/07/2009
Shares granted (Plan I10)	417,413	-	Managers	181	23/06/2007	31/07/2010
Options cancelled, net (Plan I06)	(163,200)	9.09	Managers	(4)	15/01/2008	15/01/2009
Plans outstanding at December 31, 2007	4,358,500	-
Shares granted (Plan I09)	137,709		Managers	(5)	23/06/2007	31/07/2009
Shares granted (Plan I10)	136,320		Managers	(5)	23/06/2007	31/07/2010
Options cancelled, net (Plan I06)	(149,300)		Managers	(3)	15/04/2008	15/01/2009
Options exercised, net (Plan I06)	(3,010,300)
Plans outstanding al December 31, 2008	1,472,929

Of which:
Plan I06	500,300	9.09
Plan I09	418,896	-
Plan I10	553,733	-

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

NOTE 27.	DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continuation).

This plan will involve successive three-year cycles of share deliveries to the beneficiaries, so that each year one cycle will begin and, from 2009 onwards, another cycle will also end. The aim is to establish an adequate sequence between the end of the incentive program linked to the previous Plan and the successive cycles of this plan. Thus, the first two cycles will commence in July 2007, the first cycle having duration of two years (PI09) and the second cycle having a standard three-year term (PI10). In June, 2008 the third 3 year cycle was approved in the Parent Company linked to fulfillment of aims (PI 11). This new 3 year cycle plan has not effects in the income statement of 2008.

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

At December 31, 2008, the maximum number of shares to be delivered was 274,029 to 176 executives of Santander Chile (for a total of 137,709 for the first cycle (PI09) and 136,320 for the second cycle (PI10)). The fair value of the equity instruments granted under these plans was Ch$1,312 million (US$ 2,046 million), PI09 Ch$662 million and PI10 Ch$650 million and this amount is charged to “Personnel expenses” in the specific period in which the beneficiaries provide their services to the Bank.

At December 31, 2007, the maximum number of shares to be delivered was 698,600 to 181 executive of Santander Chile (for a total of 281,187 for the cycle (PI09) and 417,413 for the second cycle (PI10). The fair value of the equity instruments granted under theses plans was Ch$674 million (US$1.3 million), and this amount is charged to “Personnel expenses” in the specific period in which the beneficiaries provide their services to the Bank.

NOTE 27.	DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continuation).

At December 31, 2008 the fair value of the Share Plans based on the achievement was of the stated objectives calculated as follows:

·	It was assumed that the beneficiaries will not leave the Group’s employ during the term of each plan.

·
The fair value of the 50% relating to the Bank’s relative TSR (Total Shareholder Return) position was determined by an independent expert based on the use of the Monte Carlo valuation model which carried out of 10,000 simulations to determine the TSR of each of the companies in the Benchmark Group, taking into account the aforementioned variables. The results (each of which represents the delivery of a number of shares) are classified in decending order by calculating the weighted average and discounting this amount at the risk-free interest rate.

	PI09	PI10
Expected volatility(*)	16.25%	15.67%
Annual dividend yield based on historical	3.23%	3.24%
Risk-free interest rate [return on Treasury Bonds (zero coupon)] over the life of the plan	4.473%	4.497%
(*) Determined on the basic of historical volatility over the period (two or three years)

The application of the simulation model resulted in percentage values of 42.7% for PI09 and 42.3% for PI10 (second cycle), which are applied to 50% of the value of the shares granted, in order to determine the book value of the TSR-based portion of the incentive. Since this valuation relates to a market condition, it cannot be adjusted after the grant date.

In view of the high correlation between TSR and EPS (Earning per Share), it was considered reasonable to conclude that, in a high percentage of cases, the TSR value is also valid for EPS. Therefore, it was determined that the fair value of the portion of the plans linked to the Bank’s relative EPS position, i.e. of the remainning 50% of the shares granted, was the same as that of the 50% corresponding to the TSR. Since this valuation refers to a non-market condition, the number of shares expected to vest shall be reviewed and adjusted on a yearly basis.

NOTE 27.	DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continuation).

(z) Recent accounting pronouncements

In December 2007, the FASB issued SFAS No. 141 (Revised 2007) “Business Combinations”. This statement replaces SFAS No. 141 “Business Combinations”, but retains its fundamental requirements that the acquisition method of accounting be used for all business combinations and for an acquirer to be identified for each business combination. This statement requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date; it requires acquisition-related and expected restructuring costs to be recognized separately from the acquisition. It also requires the acquirer in a step acquisition to recognize the identifiable assets and liabilities, as well as the noncontrolling interest in the acquiree, at the full amounts of their fair values. This statement requires an acquirer to recognize assets acquired and liabilities assumed arising from contractual and noncontractual contingencies as of the acquisition date, measured at their acquisition-date fair values (the latter only if it is more likely than not that they meet the definition of an asset or a liability). It requires the acquirer to recognize contingent consideration at the acquisition date, measured at its fair value at that date; and it requires the acquirer to recognize any negative goodwill as a gain attributable to the acquirer. Finally, this statement makes significant amendments to other statements and other authoritative guidance, related to the accounting for acquired in-process research and development and changes in an acquirer’s valuation allowance on its previously existing deferred tax assets. This statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply it before that date.

In December 2007, the FASB issued SFAS No. 160 “Noncontrolling Interests in Consolidated Financial Statements” and amendment of ARB No. 51 “Consolidated Financial Statements”.The Statement requires that minority interests are presented in equity and on the face of the income statement separately from equity and income attributable to the parent.Changes in ownership interests without a change in control are accounted for as equity transactions and no gain or loss recognized in the income statement.When a subsidiary is deconsolidated any remaining minority interest should be initially measured at fair value with any gain or loss based on that value.SFAS 160 should be applied prospectively for fiscal years and interim periods beginning on or after December 15, 2008, except for the presentation and disclosures requirements which should be applied retrospectively for all periods presented.The Bank currently presents minority interests in accordance with SFAS No. 160.The effect of changes in ownership interests and deconsolidation will be relevant for events that occur post-adoption.

In February 2008, the FASB issued FASB Staff Position (FSP) FAS 157-2 “Effective Date of FASB Statement No. 157“.FSP FAS 157-2 delays the effective date of Statement 157 “Fair Value Measurements” for all nonrecurring fair value measurements of non financial assets and non financial liabilities until fiscal years beginning after November 15, 2008.It states that a measurement should be considered recurring if it happens at least annually, and defines non-financial assets and liabilities as all assets and liabilities other than those meeting the definition of a financial asset or financial liability in Statement 159 “The Fair Value Option for Financial Liabilities”. The FSP became effective on February 12, 2008 on which date it was adopted for the Bank.Further information regarding the adoption of FSP FAS 157-2 can be found in Note 27.

NOTE 27.	DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continuation).

In February 2008, the FASB issued FASB Staff Position FAS 140-3, "Accounting for Transfers of Financial Assets and Repurchase Financing Transactions". The objective of this FSP is to provide implementation guidance on whether the security transfer and contemporaneous repurchase financing involving the transferred financial asset must be evaluated as one linked transaction or two separate de-linked transactions. Current practice records the transfer as a sale and the repurchase agreement as a financing. The FSP requires the recognition of the transfer and the repurchase agreement as one linked transaction, unless all of the following criteria are met: (1) the initial transfer and the repurchase financing are not contractually contingent on one another; (2) the initial transferor has full recourse upon default, and the repurchase agreement’s price is fixed and not at fair value; (3) the financial asset is readily obtainable in the marketplace and the transfer and repurchase financing are executed at market rates; and (4) the maturity of the repurchase financing is before the maturity of the financial asset.The scope of this FSP is limited to transfers and subsequent repurchase financings that are entered into contemporaneously or in contemplation of one another.The FSP will be effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008.Early adoption is prohibited.The Bank is evaluating the impact, if any, that the adoption of this new pronouncement.

In February 2008, the FASB issued FASB Staff Position 157-1 Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13. This FASB Staff Position (FSP) amends FASB Statement No. 157, Fair Value Measurements, to exclude FASB Statement No. 13, Accounting for Leases, and other accounting pronouncements that address fair value measurements for purposes of lease classification or measurement under Statement 13. However, this scope exception does not apply to assets acquired and liabilities assumed in a business combination that are required to be measured at fair value under FASB Statement No. 141, Business Combinations, or No. 141 (revised 2007), Business Combinations, regardless of whether those assets and liabilities are related to leases.FSP 157-1 is effective from the date of adoption of FAS 157. The adoption of FSP 157-1 did not have a material impact on the results of operations, cash flows or financial position as the scope exception resulted in no change to the Banks current accounting policy.

In March 2008, the FASB issued SFAS No. 161 “Disclosures About Derivative Instruments and Hedging Activities” (SFAS 161), an amendment of SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” (SFAS 133).SFAS 161 applies to all entities with derivative instruments subject to SFAS 133 as well as hedged items, bifurcated derivatives and non-derivative instruments that are designated and qualify as hedging instruments.The statement requires an entity to make certain qualitative disclosures about the derivative instruments it holds including, how and why they are used and the volume of activity, distinguishing between instruments used for risk management and those used for other purposes.There is also a requirement to disclose quantitative information regarding derivative instruments, in a tabular format, in order to highlight the effect that the use of these instruments has on the income statement, the balance sheet and the entity’s cash flows. An entity can elect not to disclose gains and losses on derivatives classified as trading, though alternative disclosures must be made.The effect of credit-risk-contingent features is also required to be disclosed. SFAS 161 is effective for periods beginning after December 15, 2008.The adoption of SFAS 161 will not have a material impact on the Group’s financial position or results of operations as it relates to disclosures only.

In April 2008, the FASB issued FASB Staff Position FAS 142-3 “Determination of the Useful Life of Intangible Assets” which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142.The guidance allows an entity to consider its own historical experience in relation to the effect of renewal or extension provisions on the useful life of intangible assets, and in the absence of historical experience to consider the assumptions that market participants would use.FSP FAS 142-3 is effective for interim periods and fiscal years beginning after December 15, 2008.The Bank does not expect the adoption of FSP FAS 142-3 to have a material effect on its results of operations, cash flows or financial position.

NOTE 27.	DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continuation).

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles”. This Statement identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States (the GAAP hierarchy).This Statement applies to financial statements of nongovernmental entities that are presented in conformity with GAAP.This Statement shall be effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board (PCAOB) amendments to AU Section 411, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles.The Bank will adopt this Statement, upon its effective date, for the preparation of its financial statements in future fiscal years.

In May 2008, the FASB issued SFAS No. 163, “Accounting for Financial Guarantee Insurance Contracts”.This Statement addresses the recognition and measurement of premiums received from the issuance of financial guarantee contracts by insurance enterprises requiring that the premium received or expected to be received be recognized as unearned premium income and to recognize the premium over the period in which the insurance services are provided.It also requires the recognition of a liability before a default event if there is evidence of a credit deterioration of the guaranteed obligation.SFAS 163 is effective for fiscal years and interim periods beginning after December 15, 2008 except for certain risk-management disclosures which are effective for the first period beginning after May 23, 2008.Early application is not permitted.The Bank does not expect the adoption of SFAS No. 163 to have a material effect on its results of operations, cash flows or financial position.

In May 2008, the FASB issued FSP APB 14-1 “Accounting for Convertible Debt Instruments That May Be Settled in Cash Upon Conversion (Including Partial Cash Settlement”.The FSP requires that issuers of convertible debt securities within its scope separate these securities into a debt and equity component and state that proceeds are allocated first to the liability and then to the equity component.The FSP is effective for fiscal years and interim periods beginning after December 15, 2008 and should be applied retrospectively.Early adoption is not permitted.As the Bank has not issued any convertible debt the adoption of FSP APB 14-1 will have no effect on its results of operations, cash flows or statement of position.

In June 2008, the FASB issued FSP EITF 03-6-1 “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities”.The FSP requires that all share-based payment awards that accrue cash dividends each time there is a distribution where those dividends do not need to be returned to the entity if the employee forfeits the award are considered participating securities.The issuing entity is therefore required to apply the two-class method of computing basic and diluted EPS.The FSP is effective for fiscal years and interim periods beginning after December 15, 2008.As the Bank does not enter into share-based payment awards which are considered participating securities, the adoption of the FSP will have no effect on its calculation of basic or diluted EPS.

In September, 2008, the FASB issued FSP FAS 133-1 and FIN 45-4 “Disclosures About Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161”.The FSP requires sellers of credit derivatives to make certain additional disclosures.Additionally it clarifies that Statement 161 is effective for fiscal years and interim periods beginning on or after November 15, 2008.FSP FAS 133-1 and FIN 45-4 is effective for annual and interim periods ending after November 15, 2008. As the Bank is not a seller of credit derivatives the adoption of this standard will have no effect on its results of operations, cash flows or financial position.

NOTE 27.	DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continuation).

In October 2008, the FASB issued FSP FAS 157-3 “Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active”.FSP FAS 157-3 clarifies the guidance contained in FASB Statement No. 157 “Fair Value Measurements” for situations where a market is not active and applies to financial assets within the scope of accounting pronouncements that require or permit fair value measurements in accordance with Statement 157.The guidance concludes that not all market activity represents forced liquidations or distressed sales during times of market dislocation; however it cannot be automatically assumed that the transaction price is determinative of fair value.Additionally it concluded that it is acceptable for a reporting entity to use its own assumptions about future cash flows and appropriately risk-adjusted discount rates when relevant observable inputs are not available, however broker quotes are not necessarily determinative of fair value when an active market does not exist.FSP 157-3 is effective from the date of adoption of FAS 157. The adoption of FSP 157-3 did not have a material impact on the results of operations, cash flows or financial position.

In December 2008, the FASB issued FASB Staff Position FAS 140-4 and FIN 46(R)-8 “Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities” which requires public companies to provide disclosures about the transfer of financial assets and their involvement in Variable Interest Entities, including Qualifying Special Purpose Entities.Under these requirements a transferor must disclose whether it provided financial or other support to the transferee that it was not previously contractually required to provide, including the reasons for the support.Additionally it must disclose details of any arrangements that could require further financial support.These disclosures must also include a description of any QSPEs involved in the transfer including their nature, purpose, size, activities and financing.The FSP is effective for the first period ending after December 15, 2008. The Bank does not anticipate that the adoption of this new statement at the required effective date will have a material effect in its results of operations, financial position or its cash flows.

In December 2008, the FASB issued FSP FAS 132(R)-1 “Employers’ Disclosures About Postretirement Benefit Plan Assets”.The FSP requires more detailed disclosures regarding employers’ post retirement benefit plan assets, including investment strategies, categories, concentrations of risk and valuation techniques.The FSP is effective for fiscal years ending after December 15, 2009.As the Bank does not hold any post retirement benefit plan assets the adoption of this standard will have no effect on its results of operations, cash flows or financial position.

In January 2009, the FASB issued FSP EITF 99-20-1 “Amendments to the Impairment Guidance of EITF Issue No. 99-20”. The amendments to EITF Issue No. 99-20 “Recognition of Interest Income and Impairment on Purchased Beneficial Interest and Beneficial Interests that Continue to Be Held by a Transferor in Securitized Financial Assets” allow the exercise of judgment when estimating future cash flows and the probability of their collection when evaluating a beneficial interest for other-than-temporary impairment, rather than relying solely on the assumptions used by market participants.FSP EITF 99-20-1 is effective prospectively for interim and annual periods ending after December 15, 2008. The Bank does not anticipate that the adoption of this new statement at the required effective date will have a material effect in its results of operations, financial position or its cash flows.

NOTE 27.	DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continuation).

In April 2009, the FASB issued FSP FAS 115-2 and FAS 124-2 “Recognition and Presentation of Other-Than-Temporary Impairments”, which modifies the existing Other-Than-Temporary Impairments model for investments in debt securities to one where an Other-Than-Temporary Impairment is triggered if (1) an entity has the intent to sell the security, (2) it is more likely than not that it will be required to sell the security before recovery, or (3) it does not expect to recover the entire amortized cost of the security.Additionally it requires that an Other-Than-Temporary Impairment be presented in the income statement in totality if the entity has the intent, or it is more likely than not that it will be required, to sell the security.FSP FAS 115-2 and FAS 124-2 is effective for fiscal years and interim periods ending after June 15, 2009.The Bank does not expect that the adoption of FSP FAS 115-2 and FAS 124-2 will have a material effect on its results of operations, cash flows or financial position.

In April 2009, the FASB issued FASB Staff Position FAS 141(R)-1 “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies”, which amends the guidance in Statement 141(R) to establish a model to account for preacquisition contingencies which is similar to the model described under Statement 141.The FSP requires that an acquirer recognizes at fair value an asset acquired or liability assumed in a business combination that arises from a contingency if the acquisition-date fair value of that asset or liability can be determined during the measurement period.FSP FAS 141(R)-1 is effective for business combinations where the acquisition date is on or after the beginning of the first annual reporting period beginning after December 15, 2008.

In May 2009, the FASB issued SFAS No. 165, “Subsequent Events”. The objective of this Statement is to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to issued. In particular, this Statement sets forth: (1) the period after the balance sheet date during which management of a reporting entity should evaluates events or transactions that may occur for potential recognition or disclosure in the financial statements; (2) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its finnacial statements; (3) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. SFAS 165 should be applied to interim or annual financial periods ending after June 15, 2009. The Bank does not expect the adoption of SFAS 165 to have a material effect on its results of operations, cash flows or financial position.

In June 2009, the FASB issued SFAS No. 166, “Accounting for Transfers of Financial Assets – an amendment of FASB Statement No. 140”. This Statement removes (1) the exceptions for qualifying special-purpose entities from the consolidation guidance and (2) the exception that permitted sale accounting for certain mortgage securitizations when a transferor has not surrendered control over the transferred financial assets. This Statement requires that a transferor recognize and initially measure at fair value all assets obtained (including a transferor’s beneficial interest) and liabilities incurred as a result of a transfer of financial assets accounted for as a sale. SFAS 166 must be applied as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. Earlier application is prohibited.  This Statement must be applied to transfers occurring on or after the effective date. The Bank does not expect the adoption of SFAS 166 to have a material effect on its results of operations, cash flows or financial position.

In June 2009, the FASB issued SFAS No. 167, “Amendments to FASB Interpretation No.46(R)”. This Statement amends Interpretation 46(R) to require an enterprise to perform an analysis to determine whether the enterprise’s variable interest or interests give it a controlling financial interest in a variable interest entity. This analysis identifies the primary beneficiary of a variable interest entity as the enterprise that has both of the following characteristics: (a) The power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance, and (b) The obligation to absorb losses of the entity that could potentially be significant to the variable interest entity or the right to receive benefits from the entity that could potentially be significant to the variable interest entity. Additionally, an enterprise is required to assess whether it has an implicit financial responsibility to ensure that a variable interest entity operates as designed when determining whether it has the power to direct the activities of the variable interest entity that most significantly impact the entity’s economic performance. SFAS 167 shall be effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Earlier application is prohibited. The Bank does not expect the adoption of SFAS 166 to have a material effect on its results of operations, cash flows or financial position.

Transition to the new rules established by the Superintendency of Banks and Chilean Generally Accepted Accounting Principles

The Superintendency of Banks together with other Chilean Superintendencies and regulatory bodies agreed to a plan of convergence with International Financial Reporting Standards (“IFRS”) in order to internationalize financial reporting for public companies in Chile.

The Superintendency of Banks, by means of Circular No 3410 on November 9, 2007, issued its “Compendium of Accounting Standards” (the “Compendium”) which contains the new accounting formats and reporting standards and policies for the finance industry that will be applied beginning on January 1, 2009.

The Bank is completing a plan for transition to the Compendium which includes, an analysis of the accounting method differences, the selection of the accounting methods to be applied when alternative treatment are permitted an assessment of the changes in reporting procedures an systems.

In accordance with instructions issued by the Superintendency of Banks regarding the adoption of the Compendium, beginning on March 2009, Banco Santander Chile should prepare its financial statements in accordance with such Compendium. The preliminary effects of this change on the Bank’s financial statements have been measured and informed to the Superintendency of Banks, and those adjustments could differ from those to be final determined.