Form 20-F
period 2010-12-31
BANCO SANTANDER CHILE
filed 2011-06-30
CIK 1027552

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2010
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

Robert Moreno Heimlich

Tel: 562-320-8284, Fax: 562-696-1679, email:rmorenoh@santander.cl

Bandera 140, 19th Floor, Santiago, Chile

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

7.375% Subordinated Notes due 2012

(Title of Class)

The number of outstanding shares of each class of common stock of Banco Santander-Chile at December 31, 2010, was:

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

☐  Yes      ☒  No

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

Large accelerated filer  ☒                                     Accelerated filer  ☐                                Non-Accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐  U.S. GAAP
☒  International Financial Reporting Standards as issued by the International Accounting Standards Board
☐  Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐  Item 17       ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐  Yes       ☒  No

i

CAUTIONARY STATEMENT CONCERNING
FORWARD-LOOKING STATEMENTS

We have made statements in this Annual Report on Form 20-F that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements appear throughout this report and include statements regarding our intent, belief or current expectations regarding:

•	asset growth and alternative sources of funding

•	growth of our fee-based business

•	financing plans

•	impact of competition

•	impact of regulation

•	exposure to market risks including:

•	interest rate risk

•	foreign exchange risk

•	equity price risk

•	projected capital expenditures

•	liquidity

•	trends affecting:

•	our financial condition

•	our results of operation

The sections of this Annual Report which contain forward-looking statements include, without limitation, “Item 3: Key Information—Risk Factors,” “Item 4: Information on the Company—Competition,” “Item 5: Operating and Financial Review and Prospects,” “Item 8: Financial Information—Legal Proceedings,” and “Item 11: Quantitative and Qualitative Disclosures About Market Risk.” Our forward-looking statements also may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “could,” “may,” “seeks,” “aim,” “combined,” “estimates,” “probability,” “risk,” “VaR,” “target,” “goal,” “objective,” “future” or similar expressions.

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

You should not place undue reliance on such statements, which speak only as of the date at which they were made. The forward-looking statements contained in this report speak only as of the date of this Annual Report, and we do not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

CERTAIN TERMS AND CONVENTIONS

As used in this Annual Report, “Santander-Chile”, “the Bank”, “we,” “our” and “us” or similar terms refer to Banco Santander Chile together with its consolidated subsidiaries.

When we refer to “Banco Santander Spain” or “Santander Spain”, we refer to our parent company, Banco Santander.

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

PRESENTATION OF FINANCIAL INFORMATION

Santander-Chile is a Chilean bank and maintains its financial books and records in Chilean pesos and prepares its audited consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”).

As required by local regulations, our locally filed consolidated financial statements have been prepared in accordance with Chilean accounting principles issued by the Superintendency of Banks and Financial Institutions (“Chilean Bank GAAP” and the “SBIF,” respectively).  The accounting principles issued by the SBIF are substantially similar to IFRS but there are some exceptions.  Therefore, our locally filed consolidated financial statements have been adjusted to IFRS in order to comply with the requirements of the Securities and Exchange Commission (the “SEC”).  For further details and a discussion on the main differences between Chilean Bank GAAP and IFRS, see “Item 5: A. Operating and Financial Review and Prospects—Accounting Standards Applied in 2010.”

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

The financial statements as of and for the years ended December 31, 2010 and 2009 were prepared in accordance with IFRS. The Consolidated Statement of Financial Position as of December 31, 2008, as well as the Consolidated Statement of Income, Consolidated Statement of Comprehensive Income, Consolidated Statement of Changes in Equity and Consolidated Statement of Cash Flows for the year ended December 31, 2008, included herein for comparative purposes, were also prepared in accordance with IFRS, on a basis consistent with the financial statements for the periods ending December 31, 2009 and December 31, 2010.

We have formatted our financial information according to the classification format for banks used in Chile. We have not reclassified the line items to comply with Article 9 of Regulation S-X.  Article 9 is a regulation of the SEC that contains formatting requirements for bank holding company financial statements.

Our auditors, Deloitte Auditores y Consultores Limitada, an independent registered public accounting firm, have audited our consolidated financial statements in respect of the years ended December 31, 2010, 2009 and 2008 included in this Annual Report in accordance with IFRS (our “Audited Consolidated Financial Statements”).  See page F-1 to our consolidated financial statements for the 2010, 2009 and 2008 report prepared by Deloitte Auditores y Consultores Limitada.

Functional and Presentation currency

The Chilean peso is the currency of the primary economic environment in which the Bank operates and the currency which influences its structure of costs and revenues, as such and in accordance with International Accounting Standard 21 – The Effects of Changes in Foreign Exchange Rates has been defined as the functional and presentation currency.  Accordingly, all balances and transactions denominated in currencies other than the Chilean peso are treated as “foreign currency.”

For presentation purposes we have translated millions of Chilean pesos (Ch$ million) into thousands of US dollars (ThUS$) using the rate as indicated below under “Exchange Rates”, for the Consolidated Statement of Financial Position, Consolidated Statement of Income, Consolidated Statement of Comprehensive Income, Consolidated Statement of Changes in Equity and Consolidated Statement of Cash Flow for the period ended as of December 31, 2010.

Loans

Unless otherwise specified, all references herein (except in the Audited Consolidated Financial Statements) to loans are to loans and financial leases before deduction for loan loss allowance, and, except as otherwise specified, all market share data presented herein are based on information published periodically by the SBIF. Non-performing loans include loans for which either principal or interest is overdue, and which do not accrue interest. Restructured loans for which no payments are overdue are not ordinarily classified as non-performing loans. Past due loans include, with respect to any loan, only the portion of principal and interest that is overdue for 90 or more days, and do not include the installments of such loan that are not overdue or that are overdue for less than 90 days, unless legal proceedings have been commenced for the entire outstanding balance according to the terms of the loan, in which case the entire loan is considered past due within 90 days after initiation of such proceedings. See “Item 5: F. Selected Statistical Information—Classification of Loan Portfolio Based on the Borrower’s Payment Performance”.

According to IFRS, a loan is evaluated on each financial statement reporting date to determine whether objective evidence of impairment exists.  A loan will be impaired if, and only if, objective evidence of impairment exists as a result of one or more events that occurred after the initial recognition of the loan, and such event or events have an impact on the estimated future cash flows of such loan that can be reliably estimated. It may not be possible to identify a single event that was the individual cause of the impairment.

An impairment loss relating to a loan is calculated as the difference between the carrying amount of the financial asset and the present value of estimated future cash flows discounted at the effective interest rate.

Individually significant loans are individually tested for impairment. The remaining financial assets are evaluated collectively in groups with similar credit risk characteristics.

The reversal of an impairment loss occurs only if it can be objectively related to an event occurring after the initial impairment loss was recorded. In the case of loans recorded at amortized cost, the reversal is recorded in income.  See “Item 5: F. Selected Statistical Information—Analysis of Loan Loss Allowance”.

Outstanding loans and the related percentages of our loan portfolio consisting of corporate and consumer loans in the section entitled “Item 4: C. Business Overview” are categorized based on the nature of the borrower. Outstanding loans and related percentages of our loan portfolio consisting of corporate and consumer loans in the section entitled “Item 5: F. Selected Statistical Information” are categorized in accordance with the reporting requirements of the SBIF, which are based on the type and term of loans. This disclosure is consistent with IFRS.

Effect of Rounding

Certain figures included in this Annual Report and in the Audited Consolidated Financial Statements have been rounded up for ease of presentation. Percentage figures included in this Annual Report have not in all cases been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this Annual Report may vary from those obtained by performing the same calculations using the figures in the Audited Consolidated Financial Statements. Certain other amounts that appear in this Annual Report may not sum due to rounding.

Economic and Market Data

In this Annual Report, unless otherwise indicated, all macroeconomic data related to the Chilean economy is based on information published by the Central Bank, and all market share and other data related to the Chilean financial system is based on information published by the SBIF and our analysis of such information. Information regarding the consolidated risk index of the Chilean financial system as a whole is not available.

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

Unless otherwise indicated, all the U.S. dollar amounts at any period end for any period have been translated from Chilean pesos based on the interbank market rate published by Reuters at 1:30 pm on the last business day of the period. On December 31, 2010, and May 31, 2011, the exchange rate in the Informal Exchange Market as published by Reuters at 1:30 pm on these days was Ch$467.95 and Ch$464.85, or 0.09% and 0.53% more expensive, respectively, than the published observed exchange rate for such date of Ch$468.37 and Ch$467.31, respectively, per US$1.00. The Federal Reserve Bank of New York does not report a noon buying rate for the Chilean peso. For more information on the observed exchange rate. See “Item 3: A. Selected Financial Data—Exchange Rates”.

On January 3, 2011, Chile’s Central Bank announced plans to increase its total international reserves by US$12 billion in 2011. In the first phase, the Central Bank bought US$50 million daily from January 5 to February 9. The Central Bank will announce the rest of the phases at a later date and, depending on market conditions, could revise the currency intervention program, which is expected to last throughout 2011. We expect the effect of these purchases will be to devalue the peso against the dollar, although actual outcomes could differ due to macroeconomic and other factors.

As of December 31, 2010, one UF was equivalent to Ch$21,455.55; one UF was equivalent to Ch$20,942.88 as of December 31, 2009; and one UF was equivalent to Ch$21,452.57 as of December 31, 2008. The U.S. dollar equivalent of one UF was U.S.$45.81 as of December 31, 2010, using the observed exchange rate reported by the Central Bank as of December 31, 2010, of Ch$468.37 per U.S.$1.00.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following table presents historical financial information about us as of the dates and for each of the periods indicated. The following table should be read in conjunction with, and is qualified in its entirety by reference to, our Audited Consolidated Financial Statements appearing elsewhere in this Annual Report. Our Audited Consolidated Financial Statements and notes as of and for the years ended December 31, 2010, 2009 and 2008 included in this Annual Report are prepared in accordance with IFRS and therefore differ in some respects from the financial statements at and for the years ended December 31, 2010, 2009 and 2008 previously issued locally by the Bank in Chile in accordance with Chilean Bank GAAP.

We have selected the following financial information from our Audited Consolidated Financial Statements. You should read this information in connection with, and this information is qualified in its entirety by reference to, such financial statements.

	As of December 31,
	2010	2010	2009	2008
	In US$ thousands(1)	In Ch$ millions(2)
CONSOLIDATED STATEMENT OF INCOME DATA (IFRS)
Net interest income	2,008,161	939,719	856,516	892,066
Provision for loan losses	(542,611)	(253,915)	(333,145)	(287,983)
Net fee and commission income	563,269	263,582	254,130	243,129
Operating costs (3)	(965,778)	(451,936)	(407,894)	(428,168)
Other income, net (4)	203,792	95,365	155,927	61,665
Income before tax	1,266,833	592,815	525,534	480,709
Income tax expense	(182,375)	(85,343)	(88,924)	(59,742)
Net income for the period	1,084,458	507,472	436,610	420,967
Net income attributable to:
Bank shareholders	1,080,015	505,393	431,557	413,370
Non-controlling interests	4,443	2,079	5,053	7,597
Net income attributable to Bank shareholders per share	0.0057	2.68	2.29	2.19
Net income attributable to Bank shareholders per ADS (5)	5.95	2,786	2,379.39	2,279.12
Weighted-average shares outstanding (in millions)		188,466.13	188,446.13	188,446.13
Weighted-average ADS outstanding (in millions)		181.373	181.373	181.373
CONSOLIDATED STATEMENT OF FINANCIAL POSITION DATA (IFRS)
Cash and deposits in banks	3,765,783	1,762,198	2,043,458	855,411
Financial investments (6)	4,326,605	2,024,635	2,642,649	2,746,666
Loans and accounts receivable from customers before allowance for loan losses	33,608,894	15,727,282	13,751,276	14,681,088
Loan loss allowance	(909,172)	(425,447)	(349,527)	(274,240)
Financial derivative contracts (assets)	3,471,264	1,624,378	1,393,878	1,846,509
Other assets (7)	2,944,049	1,377,668	1,291,141	1,229,073
Total assets	47,207,423	22,090,714	20,772,875	21,084,507
Deposits (8)….	24,564,999	11,495,191	10,708,791	12,704,428
Other interest bearing liabilities (9)	13,326,123	6,235,959	6,232,982	4,769,980
Financial derivative contracts (liabilities)	3,513,151	1,643,979	1,348,906	1,469,724
Total equity (10)	4,141,418	1,937,977	1,689,903	1,517,649
Equity attributable to Bank shareholders (11)	4,073,443	1,906,168	1,660,104	1,491,770

	As of December 31,
	2010	2009	2008

CONSOLIDATED RATIOS (IFRS)
Profitability and performance:
Net interest margin (11)	5.4%	5.3%	5.7%
Return on average total assets (12)	2.4%	2.2%	2.3%
Return on average equity (13)	29.0%	27.3%	32.4%
Capital:
Average equity as a percentage of average total assets (14)	8.4%	8.0%	7.0%
Total liabilities as a multiple of equity (15)	10.4	11.3	12.9
Credit Quality:
Non-performing loans as a percentage of total loans (16)	2.65%	2.97%	2.61%
Allowance for loan losses as percentage of total loans	2.71%	2.54%	1.87%
Operating Ratios:
Operating expenses /operating revenue (17)	37.0%	34.2%	37.7%
Operating expenses /average total assets	2.2%	2.2%	2.5%

OTHER DATA
CPI Inflation Rate (18)	2.97%	-1.4%	7.1%
Revaluation (devaluation) rate (Ch$/US$) at period end (18)	-7.52%	-19.5%	26.9%
Number of employees at period end	11,001	11,118	11,592
Number of branches and offices at period end	504	498	505

(1)
Amounts stated in U.S. dollars at and for the year ended December 31, 2010, have been translated from Chilean pesos at the interbank market exchange rate of Ch$467.95  = US$1.00 as of December 31, 2010. See “Item 3: A. Selected Financial Data—Exchange Rates” for more information on the observed exchange rate.

(2)	Except per share data, percentages and ratios, share numbers, employee numbers and branch numbers.

(3)
Operating costs is equal to the sum of the line items on personnel salaries and expenses, administrative expenses, depreciation and amortization and impairment within our Consolidated Statements of Income.

(4)
Other income, net is the sum of the line items on other operating income, net income from financial operations (net trading income), foreign exchange transactions, income from investment in other companies less other operating expense within our Consolidated Statements of Income.

(5)	1 ADS = 1,039 shares of common stock.

(6)
Includes the line items on trading investments, investments under resale agreements, investments available for sale and investments held to maturity within our Consolidated Statements of Financial Position.

(7)
Includes the line items on unsettled transactions, investments in other companies, intangible assets, property plant and equipment, current taxes, deferred taxes and other assets within our Consolidated Statements of Financial Position.

(8)	Deposits is equal to the sum of the line items on deposits and other demand liabilities and time deposits and other time liabilities within our Consolidated Statements of Income.

(9)
Other interest bearing liabilities is equal to the sum of the line items on investments under repurchase agreements, interbank borrowings, issued debt instruments and other financial liabilities within our Consolidated Statements of Income.

(10)
Equity includes equity attributable to Bank shareholders plus non-controlling interests less allowance for mandatory dividends. Provision for mandatory dividends is made pursuant to Article 79 of the Corporations Act, in accordance with the Bank’s internal dividend policy, pursuant to which at least 30% of net income for the period is distributed, except in the case of a contrary resolution adopted at the respective shareholders’ meeting by the unanimous vote of the outstanding shares.

(11)	Net interest income divided by average interest earning assets (as presented in “Item 5: F. Selected Statistical Information”).

(12)	Net income for the period divided by average total assets (as presented in “Item 5: F. Selected Statistical Information”).

(13)	Net income for the period divided by average equity (as presented in “Item 5: F. Selected Statistical Information”).

(14)	This ratio is calculated using total equity including non-controlling interest.

(15)	Total liabilities divided by equity.

(16)	Non-performing loans include the aggregate unpaid principal and accrued but unpaid interest on all loans with at least one installment over 90 days overdue.

(17)
The efficiency ratio is equal to operating expenses over operating income. Operating expenses includes personnel salaries and expenses, administrative expenses, depreciation and amortization, impairment and other operating expenses. Operating income includes net interest income, net fee and commission income, net income from financial operations (net trading income), foreign exchange profit (loss), net and other operating income.

(18)	Based on information published by the Central Bank.

Exchange Rates

Chile has two currency markets, the Mercado Cambiario Formal, or the Formal Exchange Market, and the Mercado Cambiario Informal, or the Informal Exchange Market. According to Law 18,840, the organic law of the Central Bank, and the Central Bank Act (Ley Orgánica Constitucional del Banco Central de Chile), the Central Bank determines which purchases and sales of foreign currencies must be carried out in the Formal Exchange Market. Pursuant to Central Bank regulations which are currently in effect, all payments, remittances or transfers of foreign currency abroad which are required to be effected through the Formal Exchange Market may be effected with foreign currency procured outside the Formal Exchange Market. The Formal Exchange Market is comprised of the banks and other entities so authorized by the Central Bank. The Informal Exchange Market is comprised of entities that are not expressly authorized to operate in the Formal Exchange Market, such as certain foreign exchange houses and travel agencies, among others. The Central Bank is empowered to require that certain purchases and sales of foreign currencies be carried out on the Formal Exchange Market. The conversion from pesos to U.S. dollars of all payments and distributions with respect to the ADSs described in this Annual Report must be transacted at the spot market rate in the Formal Exchange Market.

Both the Formal and Informal Exchange Markets are driven by free market forces. Current regulations require that the Central Bank be informed of certain transactions and that they be effected through the Formal Exchange Market. In order to keep the average exchange rate within certain limits, the Central Bank may intervene by buying or selling foreign currency on the Formal Exchange Market.

The U.S.$ Observed Exchange Rate (dólar observado), which is reported by the Central Bank and published daily in the Chilean newspapers, is the weighted average exchange rate of the previous business day’s transactions in the Formal Exchange Market. The Central Bank has the power to intervene by buying or selling foreign currency on the Formal Exchange Market to attempt to maintain the Observed Exchange Rate within a desired range.  Even though the Central Bank is authorized to carry out its transactions at the Observed Exchange Rate, it generally uses spot rates for its transactions.  Other banks generally carry out authorized transactions at spot rates as well.

Purchases and sales of foreign currencies may be legally carried out in the Informal Exchange Market. The Informal Exchange Market reflects transactions carried out at informal exchange rates by entities not expressly authorized to operate in the Formal Exchange Market. There are no limits imposed on the extent to which the rate of exchange in the Informal Exchange Market can fluctuate above or below the Observed Exchange Rate. In recent years, the variation between the Observed Exchange Rate and the Informal Exchange Rate has not been significant. On December 31, 2010, and May 31, 2011, the exchange rate in the Informal Exchange Market as published by Reuters at 1:30 pm on these days was Ch$467.95 and Ch$464.85, or 0.09% and 0.53% more expensive, respectively, than the published observed exchange rate for such date of Ch$468.37 and Ch$467.31, respectively, per US$1.00.

The following table sets forth the annual low, high, average and period-end observed exchange rate for U.S. dollars for each of the following periods, as reported by the Central Bank. We make no representation that the Chilean peso or the U.S. dollar amounts referred to herein actually represent, could have been or could be converted into U.S. dollars or Chilean pesos, as the case may be, at the rates indicated, at any particular rate or at all. The Federal Reserve Bank of New York does not report a noon buying rate for pesos.

	Daily Observed Exchange Rate Ch$ Per US$(1)
Year	Low(2)	High(2)	Average(3)	Period End(4)
2006	511.44	549.63	530.26	534.43
2007	493.14	548.67	522.69	495.82
2008	431.22	676.75	521.79	629.11
2009	491.09	643.87	559.67	506.43
2010	468.37	549.17	510.38	468.37
Month
November 2010	477.05	488.72	482.32	486.39
December 2010	468.37	487.87	474.78	468.37
January 2011	466.05	499.03	489.44	483.32
February 2011	468.94	484.14	475.69	475.63
March 2011	472.74	485.37	479.65	482.08
April 2011	460.04	479.46	471.32	460.04
May 2011	460.09	474.19	467.73	467.31
June 2011 (up to June 28, 2011)	465.13	474.59	469.13	473.64

Source: Central Bank.

(1)	Nominal figures.

(2)	Exchange rates are the actual low and high, on a day-by-day basis for each period.

(3)	The average of monthly average rates during the year.

(4)	As reported by the Central Bank on the first business day of the following period.

Dividends

Under the current General Banking Law, a Chilean bank may only pay a single dividend per year (i.e., interim dividends are not permitted). Santander-Chile’s annual dividend is proposed by its Board of Directors and is approved by the shareholders at the annual ordinary shareholders’ meeting held the year following that in which the dividend is generated. For example, the 2010 dividend must be proposed and approved during the first four months of 2011. Following shareholder approval, the proposed dividend is declared and paid. Historically, the dividend for a particular year has been declared and paid no later than one month following the shareholders’ meeting. Dividends are paid to shareholders of record on the fifth day preceding the date set for payment of the dividend. The applicable record dates for the payment of dividends to holders of ADSs will, to the extent practicable, be the same.

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

Under the Foreign Investment Contract (as defined herein), the Depositary, on behalf of ADS holders, is granted access to the Formal Exchange Market to convert cash dividends from Chilean pesos to U.S. dollars and to pay such U.S. dollars to ADS holders outside Chile, net of taxes, and no separate registration by ADS holders is required. In the past, Chilean law required that holders of shares of Chilean companies who were not residents of Chile to register as foreign investors under one of the foreign investment regimes contemplated by Chilean law in order to have dividends, sale proceeds or other amounts with respect to their shares remitted outside Chile through the Formal Exchange Market. On April 19, 2001, the Central Bank deregulated the Exchange Market and eliminated the need to obtain approval from the Central Bank in order to remit dividends, but at the same time this eliminated the possibility of accessing the Formal Exchange Market. These changes do not affect the current Foreign Investment Contract, which was signed prior to April 19, 2001, which grants access to the Formal Exchange Market with prior approval of the Central Bank. See “Item 10: D. Exchange Controls”.

The following table presents dividends declared and paid by us in nominal terms in the past three years:

Year	Dividend Ch$ mn (1)	Per share Ch$/share (2)	Per ADR Ch$/ADR (3)	% over earnings (4)	% over earnings (5)
2009	213,295	1.13	1,176.00	65	52
2010	258,751	1.37	1,426.63	60	60
2011	286,293	1.52	1,578.48	60	57

(1)	Million of nominal pesos.

(2)	Calculated on the basis of 188,446 million shares.

(3)	Calculated on the basis of 1,039 shares per ADS.

(4)	Calculated by dividing dividend paid in the year by net income attributable to shareholders for the previous year as required by local regulations.

(5)	Calculated by dividing dividend paid in the year by net income attributable to shareholders for the previous year under IFRS.

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

We are subject to market risks that are presented both in this subsection and in “Item 5: Operating and Financial Review and Prospects” and “Item 11: Quantitative and Qualitative Disclosures About Market Risk”.

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

The Chilean market for financial services is highly competitive. We compete with other private sector Chilean and non-Chilean banks, with Banco del Estado, the principal government-owned sector bank, with department stores and larger supermarket chains that make consumer loans and sell other financial products to a large portion of the Chilean population. The lower middle- to middle-income segments of the Chilean population and the small- and mid- sized corporate segments have become the target markets of several banks and competition in these segments may increase. As a result, net interest margins in these segments may decline. Although we believe that demand for financial products and services from individuals and for small- and mid-sized companies will continue to grow during the remainder of the decade, we cannot assure you that net interest margins will be maintained at their current levels.

We also face competition from non-bank (such as insurance companies, cajas de compensación and cooperativas) and non-finance competitors (principally department stores and larger supermarket chains) with respect to some of our credit products, such as credit cards, consumer loans and insurance brokerage. In addition, we face competition from non-bank finance competitors, such as leasing, factoring and automobile finance companies, with respect to credit products, and from mutual funds, pension funds and insurance companies with respect to savings products.

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

Our allowances for loan losses may not be adequate to cover future actual losses to our loan portfolio.

As of December 31, 2010, our allowance for loan losses were Ch$425,447 million, and the ratio of our allowance for loan losses to total loans was 2.71%. The amount of the allowances is based on our current assessment of and expectations concerning various factors affecting the quality of our loan portfolio. These factors include, among other things, our borrowers’ financial condition, repayment abilities and repayment intentions, the realizable value of any collateral, the prospects for support from any guarantor, Chile’s economy, government macroeconomic policies, interest rates and the legal and regulatory environment. As the recent global financial crisis has demonstrated, many of these factors are beyond our control. In addition, as these factors evolve, the models we use to determine the appropriate level of allowance for loan losses and other assets require recalibration, which can lead to increased provision expense. See “Item 5: C. Operating Results—Results of Operations for the Years ended December 31, 2010, 2009 and 2008—Provision for loan losses”. We believe our allowance is adequate as of the date hereof for all known losses. If our assessment of and expectations concerning the above mentioned factors differ from actual developments, or if the quality of our loan portfolio deteriorates or the future actual losses exceed our estimates of incurred losses, our allowance for loan losses may not be adequate to cover actual losses and we may need to make additional provisions for loan losses, which may materially and adversely affect our results of operations and financial condition.

Our exposure to individuals and small businesses could lead to higher levels of past due loans, allowances for loan losses and charge-offs.

A substantial number of our customers consist of individuals (approximately 53.5% of the value of the total loan portfolio as of December 31, 2010, if interbank loans are included) and, to a lesser extent, small- and mid-sized companies (those with annual revenues of less than US$2.6 million), which comprised approximately 15.1% of the value of the total loan portfolio as of December 31, 2010. As part of our business strategy, we seek to increase lending and other services to small companies and individuals. Small companies and lower- to middle-income individuals are, however, more likely to be adversely affected by downturns in the Chilean economy than large corporations and higher-income individuals. In addition, as of December 31, 2010, our residential mortgage loan portfolio totaled Ch$4,651,137 million, representing 29.6% of our total loans. (See “Note 9: Interbank Loans” and “Note 10: Loans and Accounts Receivables from Customers” in our Audited Consolidated Financial Statements for a description and presentation of residential mortgages in statement of financial position). If the economy and real estate market in Chile experience a significant downturn, as they may due to the global financial and economic crisis, this could materially adversely affect the liquidity, businesses and financial conditions of our customers, which may in turn cause us to experience higher levels of past due loans, thereby resulting in higher provisions for loan losses and subsequent charge-offs. This may materially and adversely affect our asset quality, results of operations and financial condition.

If we are unable to maintain the quality of our loan portfolio, our financial condition and results of operations may be materially and adversely affected.

As of December 31, 2010, our non-performing loans were Ch$416,739 million, and the ratio of our non-performing loans to total loans was 2.65%. For additional information on our asset quality, see “Item 5: F. Selected Statistical Information—Classification of Loan Portfolio Based on the Borrower’s Payment Performance”. We seek to continue to improve our credit risk management policies and procedures. However, we cannot assure you that our credit risk management policies, procedures and systems are free from any deficiency. Failure of credit risk management policies may result in an increase in the level of non-performing loans and adversely affect the quality of our loan portfolio. In addition, the quality of our loan portfolio may also deteriorate due to various other reasons, including factors beyond our control, such as the macroeconomic factors affecting Chile’s economy. If such deterioration were to occur, it could materially adversely affect our financial conditions and results of operations.

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

From December 31, 2005 to December 31, 2010, our aggregate loan portfolio, excluding interbank loans, grew by 73.7% in nominal terms to Ch$15,657,556 million (US$33.5 billion), while our consumer loan portfolio grew by 92.2% in nominal terms to Ch$2,700,790 million (US$5.8 billion). From December 31, 2009 to December 31, 2010, our aggregate loan portfolio grew by 14.4% in nominal terms to Ch$15,727,282 million (US$33.6 billion), while our consumer loan portfolio grew by 20.4%. The further expansion of our loan portfolio (particularly in the consumer, small- and mid-sized companies and real estate segments) can be expected to expose us to a higher level of loan losses and require us to establish higher levels of provisions for loan losses.

Our loan portfolio may not continue to grow at the same rate. An economic turmoil may lead to a contraction in our loan portfolio.

There can be no assurance that our loan portfolio will continue to grow at similar rates to the historical growth rate described above. A reversal of the rate of growth of the Chilean economy, a slowdown in the growth of customer demand, an increase in market competition or changes in governmental regulations, could adversely affect the rate of growth of our loan portfolio and our risk index and, accordingly, increase our required allowances for loan losses. An economic turmoil could materially adversely affect the liquidity, businesses and financial condition of our customers as well as lead to a general decline in consumer spending and a rise in unemployment. All this could in turn lead to decreased demand for borrowings in general.

The effectiveness of our credit risk management is affected by the quality and scope of information available in Chile.

In assessing customers’ creditworthiness, we rely largely on the credit information available from our own internal databases, the SBIF, DICOM en Capital (a Chilean nationwide credit bureau) and other sources. Due to limitations in the availability of information and the developing information infrastructure in Chile, our assessment of credit risk associated with a particular customer may not be based on complete, accurate or reliable information. In addition, although we have been improving our credit scoring systems to better assess borrowers’ credit risk profiles, we cannot assure you that our credit scoring systems collect complete or accurate information reflecting the actual behavior of customers or that their credit risk can be assessed correctly. Without complete, accurate and reliable information, we have to rely on other publicly available resources and our internal resources, which may not be effective. As a result, our ability to effectively manage our credit risk and subsequently our loan loss allowances may be materially adversely affected.

Fluctuations in the rate of inflation may affect our results of operations.

Inflation in Chile gained momentum in 2007 and 2008. According to the Chilean National Statistics Institute, in 2007 and 2008, inflation reached 7.1% and 7.8%, respectively, due to, among other factors, the sharp rise in the international price of oil. High levels of inflation in Chile could adversely affect the Chilean economy and have an adverse effect on our business, financial condition and results of operations. Extended periods of deflation could also have an adverse effect on our business, financial condition and results of operations. In 2009, Chile experienced deflation of 1.4%. In 2010, CPI inflation was 3.0%.

Our assets and liabilities are denominated in Chilean pesos, UF and foreign currencies. The UF is revalued in monthly cycles. On each day in the period beginning on the tenth day of any given month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect a proportionate amount of the change in the Chilean Consumer Price Index during the prior calendar month. For more information regarding the UF, see “Item 5: C. Operating Results—Impact of Inflation”. Although we benefit from inflation in Chile, due to the current structure of our assets and liabilities (i.e., a significant portion of our loans are indexed to the inflation rate, but there are no corresponding features in deposits, or other funding sources that would increase the size of our funding base), there can be no assurance that our business, financial condition and result of operations in the future will not be adversely affected by changing levels of inflation, including from extended periods of inflation that adversely affect economic growth or periods of deflation.

Our results of operations are affected by interest rate volatility.

Our results of operations depend to a great extent on our net interest income. Net interest income represented 70.0% of our net operating profit before loan losses in 2010 compared to 65.7% in 2009. Changes in market interest rates could affect the interest rates earned on our interest-earning assets differently from the interest rates paid on our interest-bearing liabilities, leading to a reduction in our net interest income or a decrease in customer demand for our loan or deposit products. Interest rates are highly sensitive to many factors beyond our control, including the reserve policies of the Central Bank, deregulation of the financial sector in Chile, domestic and international economic and political conditions and other factors. Any changes in interest rates could adversely affect our business, our future financial performance and the price of our securities. The following table shows the yields on the Chilean government’s 90-day notes as reported by the Central Bank of Chile at year-end 2006 to 2010.
Year	90-day note at Period end (%)
2006	5.11
2007	6.15
2008	7.86
2009	0.48
2010	3.40

 Source: Central Bank.

Since our principal sources of funds are short-term deposits, a sudden shortage of funds could cause an increase in costs of funding and an adverse effect on our revenues.

Customer deposits are our primary source (57.0%) of funding. As of December 31, 2010, 92.0% of our customer deposits had remaining maturities of one year or less, or were payable on demand. A significant portion of our assets have longer maturities, resulting in a mismatch between the maturities of liabilities and the maturities of assets. If a substantial number of our depositors withdraw their demand deposits or do not roll over their time deposits upon maturity, our liquidity position, results of operations and financial condition may be materially and adversely affected. We cannot assure you that in the event of a sudden or unexpected shortage of funds in the banking system, any money markets in which we operate will be able to maintain levels of funding without incurring higher funding costs or the liquidation of certain assets. If this were to happen, our results of operations and financial condition may be materially adversely affected.

The legal restrictions on the exposure of Chilean pension funds may affect our access to funding.

Chilean regulations impose restrictions on the share of assets that Chilean pension fund management companies (Administradoras de Fondos de Pension, or “AFPs”) may allocate to a single issuer, which is currently 7% per fund managed by an AFP (including any securities issued by the issuer and any bank deposits with the issuer). If the exposure of an AFP to a single issuer exceeds the 7% limit, the AFP is required to reduce its exposure below the limit within three years. As of December 31, 2010, the aggregate exposure of AFPs to us was approximately US$4.29 billion or 2.89% of their total assets. If the exposure of any AFP to us exceeds the regulatory limit, we would need to seek alternative sources of funding, which could be more expensive and, as a consequence, may have a material adverse effect on our financial condition and results of operations.

Pension funds must also comply with other investment limits. On June 5, 2007, approved legislation in Chile (Reformas al Mercado de Capitales II, also known as “MK2”) relaxed the limits on making investments abroad in order to permit pension funds to further diversify their investment portfolios. As of December 31, 2010, the limit on making investments abroad was 60% and in 2011 it increased up to 100%, depending on the fund. As a result, pension funds may change the composition of their portfolios, including reducing their deposits with local banks. As of December 31, 2010, 8.6% of our time deposits were from AFPs. Although the legislation referred to above is intended to promote a gradual relaxation of the investment limits, and we may be able to substitute the reduced institutional funds with retail deposits, there can be no assurance that this occurrence will not have a materially adverse impact on our business, financial condition and results of operations.

We may be unable to meet requirements relating to capital adequacy.

Chilean banks are required by the General Banking Law to maintain regulatory capital of at least 8% of risk-weighted assets, net of required loan loss allowance and deductions, and paid-in capital and reserves (“basic capital”) of at least 3% of our total assets, net of required loan loss allowances. As we are the result of the merger between two predecessors, we are currently required to maintain a minimum regulatory capital to risk-weighted assets ratio of 11%. As of December 31, 2010, the ratio of our regulatory capital to risk-weighted assets, net loan loss allowance and deductions, was 14.52%. Certain developments could affect our ability to continue to satisfy the current capital adequacy requirements applicable to us, including:

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

Starting in 2012, Chilean banks will most likely be required to adopt the guidelines set forth under the Basel II Capital Accord (“Basel II”) with adjustments incorporated by the SBIF once these changes are approved by Congress. This should result in a different level of minimum capital required to be maintained by us. According to initial estimates of the impact of market risk on regulatory capital, published by the SBIF for informational purposes only, our ratio of regulatory capital to risk-weighted assets, net of loan loss allowance and deductions, including an initial estimate of the adjustments for market risk set forth under Basel II, was 13.26% as of December 31, 2010. No assurance can be given that the adoption of the Basel II capital requirements will not have a material impact on our capitalization ratio.

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

If we require additional capital in the future, we cannot assure you that we will be able to obtain such capital on favorable terms, in a timely manner or at all. Furthermore, the SBIF may increase the minimum capital adequacy requirements applicable to us. Accordingly, although we currently meet the applicable capital adequacy requirements, we may face difficulties in meeting these requirements in the future. If we fail to meet the capital adequacy requirements, we may be required to take corrective actions. These measures could materially and adversely affect our business reputation, financial condition and results of operations. In addition, if we are unable to raise sufficient capital in a timely manner, the growth of our loan portfolio and other risk-weighted assets may be restricted, and we may face significant challenges in implementing our business strategy. As a result, our prospects, results of operations and financial condition could be materially and adversely affected.

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

We are subject to regulation by the SBIF. In addition, we are subject to regulation by the Central Bank with regard to certain matters, including reserve requirements, interest rates, foreign exchange mismatches and market risks.

Pursuant to the General Banking Law, all Chilean banks may, subject to the approval of the SBIF, engage in certain businesses other than commercial banking depending on the risk associated with such business and their financial strength. Such additional businesses include securities brokerage, mutual fund management, securitization, insurance brokerage, leasing, factoring, financial advisory, custody and transportation of securities, loan collection and financial services. The General Banking Law also applies to the Chilean banking system a modified version of the capital adequacy guidelines issued by the Basel Committee on Banking Regulation and Supervisory Practices and limits the discretion of the SBIF to deny new banking licenses. There can be no assurance that regulators will not in the future impose more restrictive limitations on the activities of banks, including us. Any such change could have a material adverse effect on our financial condition or results of operations.

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

We must maintain higher regulatory capital to risk-weighted assets than other banks in Chile. Our current required minimum regulatory capital to risk-weighted assets ratio is 11% and as of December 31, 2010, we were at 14.52%. Although we have not failed in the past to comply with our capital maintenance obligations, there can be no assurance that we will be able to do so in the future.

Currently, there are discussions among the SBIF, SERNAC (Chile’s Consumer Protection Agency) and the Minister of Finance regarding a proposal to place limitations on banks' ability to sell products in packages combining multiple products. There are also discussions that may force banks to auction the provider of credit insurance.  Any such limitation could have a material adverse effect on our financial condition or results of operations.

We are subject to regulatory risk, or the risk of not being able to meet all of the applicable regulatory requirements and guidelines.

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

We are subject to market and operational risks associated with derivative transactions.

We enter into derivative transactions primarily for hedging purposes and, on a limited basis, on behalf of customers. These transactions are subject to market and operational risks, including basis risk (the risk of loss associated with variations in the spread between the asset yield and the funding and/or hedge cost) and credit or default risk (the risk of insolvency or other inability of a counterparty to perform its obligations to us).

Market practices and documentation for derivative transactions in Chile may differ from those in other countries. For example, documentation may not incorporate terms and conditions of derivatives transactions as commonly understood in other countries. In addition, the execution and performance of these transactions depends on our ability to develop adequate control and administration systems and to hire and retain qualified personnel. Moreover, our ability to monitor and analyze these transactions depends on our information technology systems. These factors may further increase risks associated with derivative transactions and, if they are not adequately controlled, this could materially and adversely affect our results of operations and financial condition.

We are subject to counterparty risk in our banking business.

We are exposed to counterparty risks in addition to credit risks associated with lending activities. Counterparty risk may arise from, for example, investing in securities of third parties, entering into derivative contracts under which counterparties have obligations to make payments to us, or executing securities, futures, currency or commodity trades from proprietary trading activities that fail to settle at the required time due to non-delivery by the counterparty or systems failure by clearing agents, exchanges, clearing houses or other financial intermediaries. If these risks give rise to losses, this could materially and adversely affect our results of operations and financial condition.

Failure to protect personal information could adversely affect us.

We manage and hold confidential personal information of customers in the conduct of our banking operations. Although we have procedures and controls to safeguard personal information in our possession, unauthorized disclosures could subject us to legal actions and administrative sanctions as well as damages that could materially and adversely affect our results of operations and financial condition.

Our loan portfolios are subject to risk of prepayment, which may result in reinvestment of assets on less profitable terms.

Our loan portfolios are subject to prepayment risk which results from the ability of a borrower to pay a loan prior to maturity and which comes at a time that is inconsistent with the financing of such loan by us. Generally, in a declining interest rate environment, prepayment activity increases with the effect of reducing weighted average lives of interest earning assets and adversely affecting results. Prepayment risk also has an adverse impact on our credit card and residential mortgage portfolios, since prepayments could shorten the weighted average life of these portfolios, which may result in a mismatch in funding or in reinvestment at lower yields.

Risks Relating to Chile

Future natural disasters may negatively affect our results of operations.

Chile lies on the Nazca tectonic plate, making it one of the world’s most seismically active regions. Chile has been adversely affected by powerful earthquakes in the past, including an 8.0 magnitude earthquake that struck Santiago in 1985 and a 9.5 magnitude earthquake in 1960 which was the largest earthquake ever recorded.

On February 27, 2010, an 8.8 magnitude earthquake struck central Chile, the eighth strongest on record in the world. The quake epicenter was located 200 miles southwest of Santiago and 70 miles north of Concepción, Chile’s second largest city. Our branches, systems and employees were all impacted by the February 2010 earthquake and tsunami. By March 1, 2010, the systems were functioning normally, all open branches were online and all remote channels were operating normally. As of December 31, 2010, all of our branches were functioning normally.

As a result, future natural disasters, especially earthquakes, may have an adverse impact on our results of operation.

We estimate that the costs incurred and revenue foregone by us as a result of the February 2010 earthquake and tsunami was Ch$4,738 million in 2010, net of insurance proceeds, with no further costs expected in 2011.

Temporary increases in the corporate tax rate in Chile to finance part of the reconstruction effort may have an adverse effect on us and our corporate clients.

The government and congress approved legislation that increased the corporate income tax rate in order to pay for part of the reconstruction following the earthquake and tsunami in February 2010. The new legislation has increased the corporate tax rate from its current rate of 17% to 20% in 2011. The rate will decrease to 18.5% in 2012 and further decrease back to 17% in 2013. This legislation may have an adverse effect on us and our corporate clients.

Our growth and profitability depend on the level of economic activity in Chile.

A substantial amount of our loans are to borrowers doing business in Chile. Accordingly, the recoverability of these loans in particular, and our ability to increase the amount of loans outstanding and our results of operations and financial condition in general, are dependent to a significant extent on the level of economic activity in Chile. Our results of operations and financial condition could be affected by changes in economic or other policies of the

Chilean government, which has exercised and continues to exercise substantial influence over many aspects of the private sector, or other political or economic developments in Chile. In line with the global economic climate, Chile’s economy contracted in 2009 for the first time since 1999. However, despite the earthquake, the Chilean economy recovered significantly and GDP increased by 5.2% in 2010.  However, there can be no assurance that the Chilean economy will continue to grow in the future or that future developments will not negatively affect Chile’s overall levels of economic activity.

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

We are directly exposed to risks related to the weakness and volatility of the economic and political situation in Asia, the United States, Europe, Brazil, Argentina and other nations. If these nations’ economic conditions deteriorate, the economy in Chile, as both a neighboring country and a trading partner, could also be affected and could experience slower growth than in recent years with possible adverse impact on our borrowers and counterparties. Thus, we may need to increase our allowances for loan losses, thus affecting our financial results, our results of operations and the price of our securities. As of December 31, 2010, approximately 0.36% of our assets were held abroad. The global financial and sub-prime crisis had a significant impact on the growth rate of the Chilean economy in 2009. Although the Chilean economy grew 5.2% in 2010, there can be no assurance that the ongoing effects of the global financial crisis will not negatively impact growth, consumption, unemployment, investment and the price of exports in Chile. The crises and political uncertainties in other Latin American countries could also have an adverse effect on Chile, the price of our securities or our business.

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

Historically, one of our principal sources of funds has been time deposits. Time deposits represented 36.0% and 37.6% of our total funding as of December 31, 2010 and 2009, respectively. Large-denominations in time deposits from institutional investors may, under some circumstances, be a less stable source of funding than savings and bonds, such as during periods of significant changes in market interest rates for these types of deposit products and any resulting increased competition for such funds. The liquidity crisis triggered by the U.S. subprime market impacted global markets and affected sources of funding, including time deposits. Although our results of operations and financial position have not suffered a significant impact as a consequence of the recent credit market instability in the U.S., future market instability in the U.S. or in European markets, specifically the Spanish market, may negatively affect our ability to continue funding our business or maintain our current levels of funding without incurring higher funding costs or having to liquidate certain assets.

Currency fluctuations could adversely affect our financial condition and results of operations and the value of our securities.

Any future changes in the value of the Chilean peso against the U.S. dollar will affect the U.S. dollar value of our securities. The Chilean peso has been subject to large devaluations and appreciations in the past and could be subject to significant fluctuations in the future. Our results of operations may be affected by fluctuations in the exchange rates between the peso and the dollar despite our policy and Chilean regulations relating to the general avoidance of material exchange rate exposure. In order to avoid material exchange rate exposure, we enter into forward exchange transactions. The following table shows the value of the Chilean peso relative to the U.S. dollar as reported by the Central Bank at period end for the last five years and the devaluation or appreciation of the peso relative to the U.S. dollar in each of those periods.

Year	Exchange rate (Ch$) Period end	Appreciation (Devaluation) (%)
2006	534.43	3.9
2007	495.82	(7.2)
2008	629.11	26.9
2009	506.43	(19.5)
2010	468.37	(7.5)
June 21, 2011	472.95	1.0

Source: Central Bank.

On January 3, 2011, Chile’s Central Bank announced plans to increase its total international reserves by US$12 billion in 2011. In the first phase, the Central Bank bought US$50 million daily from January 5 to February 9. The Central Bank will announce the rest of the phases at a later date and, depending on market conditions, could revise the currency intervention program, which is expected to last throughout 2011. We expect the effect of these purchases will be to devalue the peso against the dollar, although actual outcomes could differ due to macroeconomic and other factors. As of May 31, 2011, there had been no further announcements from the Central Bank regarding this program.

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

Changes in banking regulations may materially and adversely affect our business, financial condition and results of operations. Chilean laws, regulations, policies and interpretations of laws relating to the banking sector and financial institutions are continually evolving and changing. The MK2 regulations, among other things, modified certain provisions set forth in the General Banking Law. Under new legislation, the limit on the amount that a bank is allowed to grant as an unsecured loan to a single individual or entity was increased to 10% of our regulatory capital (and up to 30% of our regulatory capital if any loans granted in excess of the 10% is secured by collateral). Previously, these limits were set at 5% and 25%, respectively. Although any such increase may increase our lending activity, it may also increase the risks associated with the growth of our loan portfolio and increase competition as the number of banks that can compete in the corporate segment increases.

Chile’s Congress passed a new law in August 2010 intended to increase trading in Chile, Latin America’s third-largest securities market, by allowing trading of new instruments such as exchange-traded funds and covered bonds.  The law also sought to ease credit access for consumers and small companies. For example, the law made it easier for foreign banks to offer loans in Chile, cut securitization costs, allowed banks to sell bonds backed by mortgages, offers tax breaks to foreign investors in Chilean mutual funds, and repealed a law that prevented foreign banks from advertising loans. The law also intended to reduce the cost of setting up mutual funds, in part by removing limits on employing non-Chileans, and created an exchange-traded funds industry by modifying mutual fund rules to allow secondary trading and enable pension funds to invest in such mutual funds. The new class of bonds authorized by the law, known as “mortgage bonds,” is a debt obligation secured by a pool of mortgages, as is the case with European covered bonds. Unlike covered bonds, they may be issued by banks and non-banks.

The current Finance Minister plans another package of reforms, the Reformas al Mercado Financiero Bicentenario. These reforms are comprised of a series of administrative changes and new regulations over the next four years, including the creation of a financial consumer protection agency, the transformation of the local securities exchange regulator (SVS) into a securities commission and increasing the autonomy of the SBIF. These proposed regulations intend to expand the use of the Chilean peso, simplify taxes on fixed-income securities, increase bank penetration and household savings, reduce the pro-cyclicality of loan loss provisions and enhance solvency and liquidity (the latter must be done through a change in the General Banking Law). The reforms also intend to create new instruments that give more efficient financing alternatives to small and mid-sized companies and individuals, together with creating specific statutes for niche banks and micro-credit financing.

A bill has also been introduced by some members of Congress to modify the way in which the maximum interest rate is calculated in Chile.  This could also have a material effect on the Bank depending on if this eventually becomes law.

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

In line with the future adoption of Basel II regulations in Chile, the SBIF has recently proposed to increase the minimum regulatory capital ratio from 8% to 10%, which would require an amendment to the General Banking Law. Although we currently have a regulatory capital ratio of 14.52%, this change could require us to inject additional capital to our business in the future. According to initial estimates of the impact of market risk on regulatory capital, published for informational purposes only by the SBIF, our ratio of regulatory capital to risk-weighted assets, net of loan loss allowance and deductions, including an initial estimate of the adjustments for market risk set forth under Basel II was 13.26% as of December 31, 2010. No assurance can be given that these changes will not have a material impact on our capitalization ratio.

A worsening of labor relations in Chile could impact our business.

As of December 31, 2010, on a consolidated basis we had 11,001 employees, of which 66.0% were unionized. In May 2010, a new collective bargaining agreement was signed, which will become effective on January 1, 2011 and that will expire on December 31, 2014, but this may become effective ahead of schedule with the consent of management and the union. We generally apply the terms of our collective bargaining agreement to unionized and non-unionized employees. We have traditionally had good relations with our employees and their unions, but we cannot assure you that in the future a strengthening of cross-industry labor movements will not materially and adversely affect our business, financial condition or results of operations.

Any downgrading of Chile’s debt credit rating for domestic and international debt and/or our parent company’s ratings by international credit rating agencies may also affect our ratings, our business, our future financial performance and the value of our securities.

Our foreign currency deposit ratings are equivalent to the Chilean sovereign ratings. On February 23, 2010, Moody’s downgraded the subordinated debt ratings and preferred share ratings of our parent company, Banco Santander Spain. Additionally, on January 6, 2011, Standard & Poor’s announced that it is considering a proposal to revise its criteria for rating banks which could cause a downgrade of the ratings of banks, including our ratings or those of our parent company.  As of May 31, 2011 Moody’s and Standard and Poor’s both have a negative outlook for our parent company’s ratings.  Any adverse revisions to our parent company’s ratings and/or Chile’s credit ratings for domestic and international debt by international rating agencies may adversely affect our ratings, our business, future financial performance, stockholder’s equity and the price of our securities.

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

As a regulated financial institution, we are required to submit to the Superintendency of Banks on a monthly basis unaudited consolidated balance sheets and income statements, excluding any note disclosure, prepared in accordance with generally accepted accounting principles in Chile and the rules of the Superintendency of Banks. Such disclosure differs in a number of significant respects from information generally available in the United States with respect to U.S. financial institutions.

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

Although our common stock is traded on the Chilean Stock Exchanges, there can be no assurance that a liquid trading market for our common stock will continue to exist. Approximately 25.0% of our outstanding common stock is held by the public (i.e., shareholders other than Banco Santander Spain and its affiliates), including our shares that are represented by ADSs trading on the NYSE.  A limited trading market in general and our concentrated ownership in particular may impair the ability of an ADS holder to sell in the Chilean market shares of common stock obtained upon withdrawal of such shares from the ADR facility in the amount and at the price and time such holder desires, and could increase the volatility of the price of the ADSs.

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

Holders of ADSs also may not receive the voting materials in time to instruct the Depositary to vote the common stock underlying their ADSs.  In addition, the Depositary and its agents are not responsible for failing to carry out voting instructions of the holders of ADSs or for the manner of carrying out those voting instructions.  Accordingly, holders of ADSs may not be able to exercise voting rights, and they will have little, if any, recourse if the common stocks underlying their ADSs are not voted as requested.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Overview

We are the largest bank in Chile in terms of total assets and equity. As of December 31, 2010, we had total assets of Ch$22,090,714 million (US$47,207 million), outstanding loans net of allowances for loan losses of Ch$15,301,835 (US$32,700 million), total deposits of Ch$11,495,191 million (US$24,565 million) and equity of Ch$1,937,977 million (US$4,141 million). As of December 31, 2010, we employed 11,001 people (on a consolidated basis) and had the largest private branch network in Chile with 504 branches. Our headquarters are located in Santiago and we operate in every major region of Chile.

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

The legal predecessor of Santander-Chile was Banco Santiago (“Santiago”). Santiago was incorporated by public deed dated September 7, 1977 granted at the Notary Office of Alfredo Astaburuaga Gálvez. Santiago received its permission to incorporate and function as a bank by Resolution No. 118 of the Superintendency of Banks on October 27, 1977. Santiago’s by-laws were approved by Resolution No. 103 of the Superintendency of Banks on September 22, 1977. In January 1997, Santiago merged with Banco O’Higgins, with Santiago being the surviving entity. In 1999, Santiago became a controlled subsidiary of Banco Santander Spain. As of June 30, 2002, Santiago was the second largest private sector bank in Chile in terms of total assets, deposits, loans and shareholders’ equity.

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

Our principal executive offices are located at Bandera 140, Santiago, Chile. Our telephone number is +562-320-2000 and our website is www.santander.cl. None of the information contained on our website is incorporated by reference into, or forms part of, this Annual Report. Our agent for service of process in the United States is Puglisi & Associates located at 850 Library Ave. Suite 204 Newark, Delaware 19711.

Relationship with Banco Santander Spain

We believe that our relationship with our controlling shareholder, Banco Santander Spain, offers us a significant competitive advantage over our peer Chilean banks. Banco Santander Spain is one of the largest financial groups in Brazil and the rest of Latin America, in terms of total assets measured on a regional basis. It is the largest financial group in Spain and is a major player elsewhere in Europe, including the United Kingdom, Poland and Portugal, where it is the third-largest banking group. Through Santander Consumer, it also operates a leading consumer finance franchise in the United States as well as in Germany, Italy, Spain, and several other European countries.

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

Banco Santander Spain’s support includes the assignment of managerial personnel to key supervisory areas of Santander-Chile, like Risks, Auditing, Accounting and Financial Control. Santander-Chile does not pay any management or other fees to Banco Santander Spain in connection with these support services.

B. Organizational Structure

Banco Santander Spain controls Santander-Chile through its holdings in Teatinos Siglo XXI Inversiones Ltda. and Santander-Chile Holding, which are controlled subsidiaries. In February 2011, Banco Santander Spain sold 1.9% of its ownership through Teatinos Siglo XXI Inversiones Ltda in the market. This gives Banco Santander Spain control over 75.00% of our shares and actual participation when excluding non-controlling interests participating in Santander Chile Holding is 74.84%.

Shareholder	Number of Shares	Percentage
Teatinos Siglo XXI Inversiones Ltda.	74,512,075,401	39.54%
Santander Chile Holding	66,822,519,695	35.46%

The chart below sets forth the names and areas of responsibility of our senior commercial managers.

Commercial Structure

The chart below sets forth the names and areas of responsibilities of our operating managers.

C. Business Overview

We have 504 total branches, 259 of which are operated under the Santander brand name, with the remaining branches under certain specialty brand names, including 98 under the Santander Banefe brand name, 46 under the SuperCaja brand name, 29 under the BancaPrime brand name and 42 as auxiliary and payment centers. We provide a full range of financial services to corporate and individual customers. We divide our clients into the following segments: (i) Commercial Banking and (ii) Global Banking and Markets.

The Commercial Banking segment is comprised of the following sub–segments:

•           Santander Banefe, consisting of individuals with monthly incomes between Ch$150,000 (US$321) and Ch$400,000 (US$855) and served through our Banefe branch network. This segment accounts for 4.6% of our total loans outstanding as of December 31, 2010. This segment offers customers a range of products, including consumer loans, credit cards, auto loans, residential mortgage loans, debit card accounts, savings products, mutual funds and insurance brokerage.

•           Individuals (Commercial Banking), consisting of individuals with a monthly income greater than Ch$400,000 (US$855). Clients in this segment account for 48.9% of our total loans outstanding as of December 31, 2010 and are offered a range of products, including consumer loans, credit cards, auto loans, commercial loans, foreign trade financing, residential mortgage loans, checking accounts, savings products, mutual funds and insurance brokerage.

•           Small and mid-sized companies, consisting of small companies with annual revenue of less than Ch$1,200 million (US$2.6 million). As of December 31, 2010, this segment represented approximately 15.1% of our total loans outstanding. Customers in this segment are offered a range of products, including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, savings products, mutual funds and insurance brokerage.

•           Institutional, such as universities, government agencies, municipalities and regional governments. As of December 31, 2010, these clients represented 2.1% of our total loans outstanding. Customers in this sub-segment are also offered the same products that are offered to the customers in our small businesses segment. This sub-segment is included in the Retail segment because customers in this sub-segment are a potential source for new individual customers.

•           Companies, consisting of companies with annual revenue over Ch$1,200 million (US$2.6 million) and up to Ch$10,000 million (US$21.4 million). Customers in this segment are offered a wide range of products, including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, cash management, treasury services, financial advisory, savings products, mutual funds and insurance brokerage. As of December 31, 2010, these clients represented 8.6% of our total loans outstanding.

•           Real estate, consisting of all companies in the real estate sector with annual revenue over Ch$800 million (US$1.7 million), including construction companies and real estate companies that execute projects for sale to third parties. As of December 31, 2010, these clients represented 3.3% of our total loans outstanding. To these clients we offer, in addition to traditional banking services, specialized services for financing, primarily residential projects, in order to increase the sale of residential mortgage loans.

•           Large corporations, consisting of companies with annual revenue over Ch$10,000 million (US$21.4 million). Customers in this segment are also offered the same products that are offered to the customers in our mid-sized companies segment. As of December 31, 2010, these clients represented 9.0% of our total loans outstanding.

The Global Banking and Markets segment is comprised of the following sub-segments:

•           Corporate, consisting of companies that are foreign multinationals or part of a larger Chilean economic group with sales of over Ch$10,000 million (US$21.4 million). As of December 31, 2010, these clients represented 8.2% of our total loans outstanding. Customers in this segment are offered a wide range of products, including commercial loans, leasing, factoring, foreign trade, mortgage loans, checking accounts, cash management, treasury services, financial advisory, savings products, mutual funds and insurance brokerage.

•           The Treasury Division provides sophisticated financial products mainly to companies in the wholesale banking and the middle-market segments. This includes products such as short-term financing and funding, securities brokerage, interest rate and foreign currency derivatives, securitization services and other tailor made financial products. The Treasury division also manages our trading positions.

In addition, we have a Corporate Activities segment comprised of all other operational and administrative activities that are not assigned to a specific segment or product mentioned above.  This segment includes the Financial Management Division, which manages global functions such as the management of our structural foreign exchange gap position, our structural interest rate risk and our liquidity risk. The Financial Management Division also oversees the use of our resources, the distribution of capital among our different units and the overall financing cost of investments.

The table below sets forth our lines of business and certain statistical information relating to each of them for the year ended December 31, 2010. See “Note 4” to our Audited Consolidated Financial Statements for details of revenue by business segment in the last three years.

	As of December 31, 2010 (Ch$ million)
	Loans and accounts receivable from customers (1)	Net interest income	Net fee income	Financial transactions, net (2)	Net loan loss allowances (3)	Operating expenses (4)	Net segment contribution (5)
SEGMENTS
Individuals	8,407,416	524,920	191,841	5,027	(154,362)	(291,208)	276,278
Santander Banefe	717,699	115,252	32,133	15	(44,849)	(66,272)	36,279
Commercial Banking	7,689,717	409,668	159,708	5,012	(109,513)	(224,936)	239,939
SMEs	2,375,192	175,538	34,460	7,168	(70,850)	(67,059)	79,257
Institutional	331,153	28,609	2,452	1,974	(482)	(10,108)	22,445
Companies	3,288,107	114,460	20,215	15,047	(24,532)	(32,623)	92,567
Companies	1,353,686	50,449	11,298	7,150	(18,922)	(15,796)	34,179
Real estate	523,185	25,256	2,796	768	2,888	(4,043)	27,665
Large Corporations	1,411,236	38,755	6,121	7,129	(8,498)	(12,784)	30,723

Global Banking & Markets	1,293,305	81,203	23,173	56,364	(2,570)	(30,788)	127,382
Corporate	1,293,305	90,825	24,452	1,445	(2,570)	(11,592)	102,560
Treasury (6)	-	(9,622)	(1,279)	54,919	-	(19,196)	24,822
Other (7)	32,109	14,989	(8,559)	10,408	(1,119)	(20,150)	(4,431)

TOTAL	15,727,282	939,719	263,582	95,988	(253,915)	(451,936)	593,438

Other operating income							43,608
Other operating expenses							(45,402)
Income from investments in other companies							1,171
Income tax							(85,343)
Consolidated profit (loss) for the year							507,472

(1)	Loans and accounts receivables from customers plus interbank loans, gross of loan loss allowances.

(2)	Includes net gains from trading, net mark-to-market gains and foreign exchange transactions.

(3)	Includes gross provisions for loan losses, net of releases on recoveries.

(4)	Equal to the sum of personnel expenses, administrative expenses, amortizations and depreciations and deterioration.

(5)	Equal to the sum of the net interest revenue, net fee income and net financial transactions, minus net provision for loan losses and operating expenses.

(6)	Includes the Treasury’s client business and trading business.

(7)
Includes Financial Management and the contribution of non-segmented items such as interbank loans, the cost of our capital and fixed assets. Net interest income and net financial transactions included in Other are mainly comprised of the results from the Financial Management Division (Gestión Financiera). The area of Financial Management carries out the function of managing the structural interest rate risk, the structural position in inflation indexed assets and liabilities, shareholder’s equity and liquidity. The aim of Financial Management is to inject stability and recurrence into the net income of commercial activities and to assure we comply with internal and regulatory limits regarding liquidity, regulatory capital, reserve requirements and market risk.

Operations through Subsidiaries

Today, the General Banking Law permits us to directly provide the leasing and financial advisory services that we could formerly offer only through our subsidiaries, to offer investment advisory services outside of Chile and to undertake activities we could not formerly offer directly or through subsidiaries, such as factoring, securitization, foreign investment funds, custody and transport of securities and insurance brokerage services. For the twelve-month period ended December 31, 2010, our subsidiaries collectively accounted for 2.4% of our total consolidated assets.

	Percentage Owned
Subsidiary	As of December 2010			As of December 2009			As of December 2008
	Direct	Indirect	Total	Direct	Indirect	Total	Direct	Indirect	Total
	%	%	%	%	%	%	%	%	%
Santander S.A. Corredores de Bolsa(1)	50.59	0.41	51.00	50.59	0.41	51.00	50.59	0.41	51.00
Santander Corredores de Seguro Ltda. (Ex–Santander Leasing S.A.) (2)	99.75	0.01	99.76	99.75	0.01	99.76	99.75	0.01	99.76
Santander Asset Management S.A. Administradora General de Fondos	99.96	0.02	99.98	99.96	0.02	99.98	99.96	0.02	99.98
Santander S.A. Agente de Valores Ltda. (Ex–Santander S.A. Agente de Valores)	99.03	–	99.03	99.03	–	99.03	99.03	–	99.03
Santander S.A. Sociedad Securitizadora	99.64	–	99.64	99.64	–	99.64	99.64	–	99.64
Santander Servicios de Recaudación y Pagos Limitada	99.90	0.10	100.00	99.90	0.10	100.00	99.90	0.10	100.00

(1)	During fiscal year 2008, the following subsidiaries changed their registered commercial names:

a. Santander Corredores de Seguro Ltda.

b. Santander S.A. Corredores de Bolsa

(2)
During the Extraordinary Shareholders’ Meeting held on October 1, 2008 by Santander Corredora de Seguros S.A., a company affiliated with Banco Santander Chile, approved the merger which incorporated the affiliated Santander Corredora de Seguros Limitada into Santander Corredora de Seguros S.A. (previously Santander Leasing S.A.). The merger was effective January 1, 2008. At the time of the above mentioned merger, Santander Corredora de Seguros S.A. became a legal extension of Santander Corredora de Seguros Limitada. The merger of Santander Corredora de Seguros S.A. and Santander Corredora de Seguros Limitada did not result in any changes in accounting for Banco Santander Chile.

Pursuant to the provisions of International Accounting Standard (IAS) 27 and Standard Interpretations Committee (SIC) 12, we must determine the existence of Special Purpose Entities (SPE), which must be consolidated with the financial results of the Bank. As a result, we have incorporated into our financial statements the following companies:

•	Santander Gestión de Recaudación y Cobranzas Ltda. (collection services)

•	Multinegocios S.A. (management of sales force)

•	Servicios Administrativos y Financieros Ltda. (management of sales force)

•	Fiscalex Ltda. (collection services)

•	Multiservicios de Negocios Ltda. (call center)

•	Bansa Santander S.A. (management of repossessed assets and leasing of properties)

Competition

Overview

The Chilean financial services market consists of a variety of largely distinct sectors. The most important sector, commercial banking, includes a number of privately-owned banks and one public-sector bank, Banco del Estado (which operates within the same legal and regulatory framework as the private sector banks). The private-sector banks include local banks and a number of foreign-owned banks which are operating in Chile. The Chilean banking system is comprised of 24 private-sector banks and one public-sector bank. The five largest private-sector banks along with the state-owned bank together accounted for 82.6% of all outstanding loans by Chilean financial institutions as of December 31, 2010.

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

All data in the following sections is based on local Chilean Bank GAAP as published by the SBIF.

As shown in the following table, we are a market leader for nearly every banking service in Chile:

	As of December 31, 2010, unless otherwise noted
	Market Share	Rank
Commercial loans	18.2%	2
Consumer loans	27.7%	1
Residential mortgage loans	23.7%	1
Total loans	20.9%	1
Deposits	17.7%	3
Mutual funds (assets managed)	17.8%	2
Credit card accounts	28.2%	1
Checking accounts(1)	25.8%	1
Branches(2)	18.3%	1

Source: SBIF

(1)	According to latest data available as of November 2010.

(2)	According to latest data available as of September 2010. Excludes special-service payment centers.

The following tables set out certain statistics comparing our market position to that of our peer group, defined as the five largest banks in Chile in terms of total loans market share as of December 31, 2010.

Loans

As of December 31, 2010, our loan portfolio was the largest among Chilean banks. Our loan portfolio on a stand-alone basis represented 20.9% of the market for loans in the Chilean financial system at such date. The following table sets forth our and our peer group’s market shares in terms of loans at the dates indicated.

	As of December 31, 2010
Loans (1)	Ch$ million	US$ million	Market Share
Santander Chile	15,657,556	33,460	20.9%
Banco de Chile	14,365,829	30,699	19.2%
Banco del Estado	11,416,303	24,396	15.2%
Banco de Crédito e Inversiones	9,531,565	20,369	12.7%
Corpbanca	5,469,185	11,688	7.3%
BBVA, Chile	5,442,705	11,631	7.3%
Others	13,070,838	27,932	17.4%
Chilean financial system	74,953,981	160,175	100.0%

Source: SBIF

(1)	Excludes interbank loans.

Deposits

On a stand alone basis, we had a 17.7% market share in deposits, ranking third among banks in Chile at December 31, 2010. Deposit market share is based on total time and demand deposits at the respective dates. The following table sets forth our and our peer group’s market shares in terms of deposits at the dates indicated.

	As of December 31, 2010
Deposits	Ch$ million	US$ million	Market Share
Santander Chile	11,495,191	24,565	17.7%
Banco de Chile	12,144,149	25,952	18.7%
Banco del Estado	12,644,757	27,022	19.5%
Banco de Crédito e Inversiones	8,311,574	17,762	12.8%
BBVA, Chile	4,177,282	8,927	6.4%
Corpbanca	4,312,518	9,216	6.6%
Others	11,881,413	25,390	18.3%
Chilean financial system	64,966,884	138,834	100.0%

Source: SBIF

Total equity

With Ch$1,863,607 million (US$3,982 million) in equity at December 31, 2010, we were the largest commercial bank in Chile in terms of shareholders’ equity. The following table sets forth our and our peer group’s shareholders’ equity at December 31, 2010.

	As of December 31, 2010
Total Equity	Ch$ million	US$ million	Market Share
Santander Chile	1,863,607	3,982	21.9%
Banco de Chile	1,404,127	3,001	16.5%
Banco del Estado	934,880	1,998	11.0%
Banco de Crédito e Inversiones	1,039,166	2,221	12.2%
Corpbanca	535,360	1,144	6.3%
BBVA, Chile	498,575	1,065	5.8%
Others	2,247,650	4,803	26.3%
Chilean financial system	8,523,365	18,214	100.0%

Source: SBIF. Information according to local Chilean Bank GAAP.

Efficiency

As of December 31, 2010, we were the most efficient bank in our peer group. The following table sets forth our and our peer group’s efficiency ratio (defined as operating expenses as a percentage of operating revenue, which is the aggregate of net interest income, fees and income from services (net), net gains from mark-to-market and trading, exchange differences (net) and other operating income (net)) in 2010.

Efficiency ratio	As of December 31, 2010
%
Santander Chile	34.2%
Banco de Chile	45.0%
Banco del Estado	60.4%
Banco de Crédito e Inversiones	45.4%
BBVA, Chile	53.8%
Corpbanca	38.1%
Chilean financial system	45.0%

Source: SBIF. Information according to local Chilean Bank GAAP.

Net income for the period

In 2010, we were the largest bank in Chile in terms of net income with Ch$479,234 million (US$1,024 million). The following table sets forth our and our peer group’s net income at December 31, 2010.

	As of December 31, 2010
Net income for the period (1)	Ch$ million	US$ million	Market Share
Santander Chile	479,233	1,024	30.3%
Banco de Chile	378,530	809	23.9%
Banco de Crédito e Inversiones	222,075	475	14.0%
Corpbanca	118,066	252	7.5%
BBVA, Chile	48,282	103	3.0%
Banco del Estado	81,304	174	5.1%
Others	256,463	548	16.1%
Chilean financial system	1,583,953	3,385	100.0%

Source: SBIF. Information according to local Chilean Bank GAAP.

(1)	Net income before non-controlling interest.

Return on equity

As of December 31, 2010, we were the second most profitable bank in our peer group (as measured by return on equity) and the most capitalized bank as measured by the BIS ratio. The following table sets forth our and our peer group’s return on average equity and BIS ratio at the latest available date.

	Return on equity as of December 31, 2010	BIS Ratio as of December 31, 2010

Santander Chile	25.7%	14.52
Banco de Chile	27.0%	13.39
Banco del Estado	8.7%	12.14
Banco de Crédito e Inversiones	21.4%	13.58
BBVA, Chile	9.7%	12.92
Corpbanca	22.1%	13.43
Chilean Financial System	18.6%	14.14

Source: SBIF, calculated by dividing annual net income by period end equity, according to local Chilean Bank GAAP.

Asset Quality

As of December 31, 2010, we had the second highest non-performing loan to loan ratio in our peer group. The following table sets forth our and our peer group’s non-performing loan ratio as defined by the SBIF at the dates indicated.
Non-performing loan / total loans (1) as of December 31, 2010

Santander Chile	2.65
Banco de Chile	1.17
Banco del Estado	5.21
Banco de Crédito e Inversiones	2.13
BBVA, Chile	2.15
Corpbanca	2.01
Chilean financial system	2.98

(1)	Non-performing loans divided by total loans excluding interbank loans

Source: SBIF

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

Limitations on Types of Activities

Chilean banks can only conduct those activities allowed by the General Banking Law: making loans, accepting deposits and, subject to limitations, making investments and performing financial services. Investments are restricted to real estate for the bank’s own use, gold, foreign exchange and debt securities. Through subsidiaries, banks may also engage in other specific financial service activities such as securities brokerage services, equity investments, securities, mutual fund management, investment fund management, financial advisory and leasing activities. Subject to specific limitations and the prior approval of the Superintendency of Banks and the Central Bank, Chilean banks may own majority or non-controlling interests in foreign banks.

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

Deposit Insurance

The Chilean government guarantees up to 90.0% of the principal amount of certain time and demand deposits and savings accounts held by natural persons with a maximum value of UF120 per person (Ch$2,574,666 or US$5,502 as of December 31, 2010) per calendar year in the entire financial system.

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

Minimum Capital

Under the General Banking Law, a bank is required to have a minimum of UF800,000 (approximately Ch$17,164 million or US$36.7 million as of December 31, 2010) of paid-in capital and reserves, regulatory capital of at least 8% of its risk weighted assets, net of required allowances, and paid in capital and reserves of at least 3% of its total assets, net of required allowances.

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

Capital Adequacy Requirements

According to the General Banking Law, each bank should have regulatory capital of at least 8.0% of its risk-weighted assets, net of required allowances. The calculation of risk weighted assets is based on a five-category risk classification system for bank assets that is based on the Basel Committee recommendations. In 2009, the Superintendency of Banks postponed until 2012 the application of the third pillar of Basel II in Chile, which includes the implementation of capital limits with market risk and operational risk-weighted assets. These changes must be approved by Congress as it involves a modification to the General Banking Law.

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

Within the scope of Basel II in Chile, further changes in regulation may occur. See “Item 3: D. Risk Factors—Risks Relating to Chile—Chile’s banking regulatory and capital markets environment is continually evolving and may change”.

Lending Limits

Under the General Banking Law, Chilean banks are subject to certain lending limits, including the following material limits:

•
A bank may not extend to any entity or individual (or any one group of related entities), except for another financial institution, directly or indirectly, unsecured credit in an amount that exceeds 10.0% of the bank’s regulatory capital, or in an amount that exceeds 30.0% of its regulatory capital if the excess over 10.0% is secured by certain assets with a value equal to or higher than such excess. These limits were raised from 5.0% and 25.0%, respectively, in 2007 by the MK2. In the case of financing infrastructure projects built by government concession, the 10.0% ceiling for unsecured credits is raised to 15.0% if secured by a pledge over the concession, or if granted by two or more banks or finance companies which have executed a credit agreement with the builder or holder of the concession;

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

Allowance for Loan Losses

Chilean banks are required to provide to the Superintendency of Banks detailed information regarding their loan portfolio on a monthly basis. The Superintendency of Banks examines and evaluates each financial institution’s credit management process, including its compliance with the loan classification guidelines. Banks are classified into four categories: 1, 2, 3 and 4. Each bank’s category depends on the models and methods used by the bank to classify its loan portfolio, as determined by the Superintendency of Banks. Category 1 banks are those banks whose methods and models are satisfactory to the Superintendency of Banks. Category 1 banks will be entitled to continue using the same methods and models they currently have in place. A bank classified as a category 2 bank will have to maintain the minimum levels of reserves established by the Superintendency of Banks while its Board of Directors will be made aware of the problems detected by the Superintendency of Banks and required to take steps to correct them. Banks classified as categories 3 and 4 will have to maintain the minimum levels of reserves established by the Superintendency of Banks until they are authorized by the Superintendency of Banks to do otherwise. Banco Santander Chile is categorized as a “Category 1” bank.

A detailed description of the models established for determining loan loss allowances is set forth in “Item 5: F. Selected Statistical Information—Classification of Loan Portfolio” and in “Note 1” of our Audited Consolidated Financial Statements.

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

New Regulations for the Financial Markets

New regulations governing the Chilean capital markets are being discussed. Chile’s Congress passed a new bill on June 1, 2010 that aims to increase trading in Latin America’s third-biggest securities market by allowing trading of new instruments such as exchange-traded funds and covered bonds.  The Chamber of Deputies, Chile’s lower house, voted in favor of the bill, which also seeks to ease credit access for consumers and small companies. The bill was proposed by former Finance Minister Andres Velasco in September. His successor Felipe Larrain already plans another package of reforms to expand the use of the Chilean peso and simplify taxes on fixed-income securities. The measures passed today will make it easier for foreign banks to offer loans in Chile, cut securitization costs and allow banks to sell bonds backed by mortgages. The new law will also offer tax breaks to foreign investors in Chilean mutual funds. The bill also aims to reduce the cost of setting up mutual funds and create an exchange-traded funds industry by modifying mutual fund rules to allow secondary trading and enable pension fund to invest in them. The new law also removes limits on employing non-Chileans that may have prevented overseas fund managers from opening offices in Chile. It also strikes down a law that prevented foreign banks from advertising loans. The new class of bonds, known as “mortgage bonds,” will be debt backed by the company that sells them as well as by a pool of mortgages, as in European covered bonds. Unlike covered bonds, they will not be limited to banks.

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

D. Property, Plants and Equipment

We are domiciled in Chile and own our principal executive offices located at Bandera 140, Santiago, Chile. We also own ten other buildings in the vicinity of our headquarters and we rent five other buildings. At December 31, 2010, we owned the locations at which 28.8% of our branches were located. The remaining branches operate at rented locations. We believe that our existing physical facilities are adequate for our needs.

Main properties as of December 31, 2010	Number
Central Offices
Own	8
Rented	4
Total	12

Branches (1)
Own	145
Rented	321
Total	466

Other property (2)
Own	61
Rented	6
Total	67

(1)	Some branches are located inside central office buildings and other properties. Including these branches the total number of branches is 504. Special payment centers are included in Other property.

(2)	Consists mainly of parking lots, mini-branches and property owned by our subsidiaries.

The following table sets forth a summary of the main computer hardware and other systems-equipment that we own.

Category	Brand	Application
Mainframe	IBM	Back-end, Core-System Altair, Payment means and foreign trade.
Midrange	IBM	Interconnections between Mainframe and mid-range
Midrange	SUN/Unix SUN/UNIX	Interconnections applications Credit & debit cards Treasury, MIS, Work Flow, Accounting
Midrange	IBM	WEB
Desktop	IBM/HP/Lenovo	Platform applications
Call Center	Avaya Genesys Nice Periphonics	Telephone system Integration Voice/data Voice recorder IVR

The main software systems that we use are:
Category	Product	Origin
Core-System	ALTAMIRA	Accenture
Data base	DB2	IBM
Data base	Oracle	Oracle
Data base	SQL Server	Microsoft
WEB Service	Internet Information Server	Microsoft
Message Service	MQSeries	IBM
Transformation	MQIntegrator	IBM

ITEM 4A. UNRESOLVED STAFF COMMENTS

As of the date of the filing of this Annual Report on Form 20-F, we do not have any unresolved comments from the U.S. Securities and Exchange Commission.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Accounting Standards Applied in 2010

Santander-Chile is a Chilean bank and maintains its financial books and records in Chilean pesos and prepares its consolidated financial statements in accordance with IFRS as issued by IASB, in order to comply with requirements of the SEC. As required by local regulations, our locally filed consolidated financial statements have been prepared in accordance with Chilean Bank GAAP. The accounting principles issued by the SBIF are substantially similar to IFRS but there are some exceptions. Therefore, our locally filed consolidated financial statements have been adjusted according to International Financial Reporting Standards. Chilean banks are subject to the regulatory supervision of the SBIF under the provisions of the General Banking Law. The General Banking Law establishes that in accordance with legal regulations, Chilean banks must abide by the accounting standards stipulated by the SBIF.

Therefore, as stated above, in order to comply with requirements of the SEC, the Bank has prepared the consolidated financial statements included in this Annual Report under IFRS-IASB.

Differences between IFRS and Chilean Bank GAAP

As stated above, Chilean Bank GAAP, as prescribed by “Compendium of Accounting Standards” (the “Compendium”), differs in certain respects with IFRS. The main differences that should be considered by an investor are the following:

Suspension of Income Recognition on Accrual Basis

In accordance with the Compendium, financial institutions must suspend recognition of income on an accrual basis in their statements of income for certain loans included in the impaired portfolio.  IFRS does not allow the suspension of accrual of interest on financial assets for which an impairment loss has been determined. We do not believe that this difference materially impacts our financial statements.

Charge-offs and Accounts Receivable

The Compendium requires companies to establish deadlines for the charge-off of loans and accounts receivables.  IFRS does not require any such deadline for charge-offs.  A charge-off due to impairment would be incurred if, and only if, there is objective evidence of impairment as a result of one or more events occurring after the initial recognition.  This is measured on an “incurred” basis. We do not believe that this difference materially impacts our financial statements.

Assets Received in Lieu of Payment

The Compendium requires that the initial value of assets received in lieu of payment be the value agreed with a debtor as a result of the loan settlement or the value awarded in an auction, as applicable.  These assets are required to be written off one year after their acquisition, if the assets have not been previously disposed of.

IFRS requires that assets received in lieu of payment be initially accounted for at fair value.  Subsequently, asset valuation depends on the classification provided by the entity for that type of asset.  No deadline is established for charging-off an asset. The restatement of gains and losses from repossessed assets would have an impact on the restatement of financial statements under full IFRS guidelines although we would not expect it to be material.

Goodwill and Intangible Assets

With respect to goodwill and intangible assets, the Compendium provides that:

•
The value of “goodwill” and other depreciable intangible assets will be supported by two reports issued by specialists independent from the (i) bank, (ii) the bank’s external auditors, and (iii) each other.

•	For assets acquired before December 31, 2008, “goodwill” will be determined according to the Compendium, and will be amortized according to the original amortization schedule for such assets.

•	Goodwill arising from acquisitions before the date of transition to new Chilean Bank GAAP in January 2009 will be determined based on the previously used accounting criteria.

With respect to goodwill and intangible assets, IFRS provides that:

•	The use of independent experts’ valuations is not mandatory.

•	Beginning with the first full year in which IFRS applies, an entity must discontinue goodwill depreciation and is required to evaluate goodwill for impairment, in compliance with IAS 36.

•
It is possible to (i) choose a retroactive application of IFRS to goodwill generated before the date of the transition to IFRS, or (ii) adopt an optional exemption to record the balance of goodwill at December 31, 2008 as an attributed cost.

Since we have no goodwill, we do not believe that this difference impacts our financial statements.

Fair Value Option with Respect to Financial Assets and Liabilities

According to the Compendium, banks are not allowed to value assets or liabilities at their fair value in place of the depreciated cost method.

IFRS allows an entity to value a financial asset or liability (or a group of financial assets or liabilities, or both), on the official recognition date, at fair value with changes in fair value to be recognized in its financial statements.  Once this option has been made, it is irrevocable.  The fair value option is not applicable to investments in capital instruments without a market price available in an active market, and thus whose fair value cannot be estimated in a reliable way.

We do not believe that this difference impacts our financial statements because this accounting treatment is optional.

Loan loss allowances

On December 29, 2009, the SBIF issued Circular No. 3,489 which incorporates changes to several provisions of the SBIF Compendium of Accounting Standards. Among other changes it states that effective January 2010, companies must complement the basis on which insolvency provisions related to contingent operations are determined, including unrestricted lines of credit, other contingent loans, and other loan commitments. In addition, companies should also apply the changes in risk exposure applicable to contingent loans, found in Chapter B-3 of the SBIF Compendium of Accounting Standards. The accumulated effect of this change in 2010 for us was approximately Ch$63,448 million (Ch$52,662 million net of deferred taxes), which was recorded as equity in our Consolidated Statement of Financial Position. According to specific instructions from the SBIF in Letter to Management No. 10 dated December 21, 2010, the SBIF stated that it will not be necessary to calculate the adjustment retrospectively for 2009.

On June 10, 2010, the SBIF issued Circular No. 3,502 which among other things requires that Banks maintain a 0.5% minimum provision for the non-impaired part of the loan portfolio analyzed on an individual basis. In addition, on December 21, 2010 in the Letter to Management No. 9, the SBIF specified that the accounting treatment for the effects originating from the application of this minimum provision is to record it in the income for the period. This change in accounting policy results in a charge to income of Ch$16,845 million (Ch$ 13,767 million net of deferred taxes) in 2010.

On August 12, 2010, Circular No. 3,503 was issued which modified how we must classify loans included in Chapters B-1, B-2, B-3 and C1 of the Compendium of Accounting Standards, which are loans analyzed on an individual basis. Such modifications were effective from January 1, 2011, except for those modifications relating to additional provisions included in the Letter to Management No. 9 relating to Chapter B-1 which took effect in 2010. As a supplement to the Circular, the Letter to Management No. 9 was issued on December 21, 2010 which specifies that adjustments resulting from the adoption of these modifications starting on January 1, 2011 could be recorded during the first quarter of 2011; however, entities may anticipate recognition of the impact of these adjustments, in whole or in part, in 2010. As of December 31, 2010, we have chosen to recognize the entire provision adjustments aforementioned, which created a Ch$39,800 million (Ch$32,597 million net of deferred taxes) impact in the Consolidated Statements of Income, under the other operating expenses line.

Considering our incurred loss approach for IFRS purposes by using our internally developed models, all differences with the SBIF models have been reversed in respect to our Consolidated Financial Statements prepared under IFRS as issued by the IASB.

Santander-Chile’s transition date to IFRS was January 1, 2008.  The Bank prepared its opening balance under these standards as of such date.  Consequently, the date of adoption of the new standards by the Bank and its subsidiaries was January 1, 2009.

The notes to the audited consolidated financial statements contain information in addition to that presented in the Consolidated Statement of Financial Position, Consolidated Statement of Income, Consolidated Statement of Comprehensive Income, Consolidated Statement of Changes in Equity and Consolidated Statement of Cash Flows. These notes provide a narrative description of such statements.

B. Other Critical Accounting Policies

Our consolidated financial statements include various estimates and assumptions, including but not limited to the adequacy of the allowance for loan losses, estimates of the fair value of certain financial instruments and the selection of useful lives of certain assets.

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

Allowance for loan losses

The Bank maintains loan loss allowances in amounts determined in accordance with its internal models. These models for rating and evaluating credit risk are approved by the Bank’s Board of Directors. Our credit scoring system considers both the length of time by which the loan is overdue and the borrower’s risk profile, which includes the borrower’s overall indebtedness and credit behavior under the borrower’s obligations to third parties. (See “Item 5: F. Selected Statistical Information—Loan Portfolio—Classification of Loan Portfolio”).

Our internal provisioning models use statistical models that take into account a borrower’s credit history and indebtedness levels. Group ratings that determine loan loss allowances based only on non-performance are being phased out and replaced by statistical scoring systems. Large commercial loans are rated on an individual basis. For large commercial loans, leasing and factoring, we assign a risk category level to each borrower and its respective loans. We consider the following risk factors in classifying a borrower’s risk category: (i) the borrower’s industry or sector, (ii) owners or managers, (iii) financial condition, (iv) payment ability and (v) payment behavior. For a detailed description of the models we use to determine loan loss allowances for commercial loans. See “Item 5: F. Selected Statistical Information—Loan Portfolio—Classification of Loan Portfolio—Classification of Loan Portfolio—Allowances for large commercial loans.” Group assessment for loan loss allowances is applied for a large number of borrowers whose individual loan amounts are relatively insignificant. Currently, we use group analysis to determine loan loss allowances for certain types of loans, such as loans to small- and mid-sized companies and commercial loans to individuals. (See “Item 5: F. Selected Statistical Information—Loan Portfolio—Classification of Loan Portfolio—Classification of Loan Portfolio —Allowances for group evaluations on small- and mid-sized commercial loans”).

Derivative activities

As of December 31, 2010, 2009, and 2008, derivatives are measured at fair value on the statement of financial position and the net unrealized gain (loss) on derivatives is classified as a separate line item within the income statement. Under IFRS, banks must mark-to-market derivatives. A derivative financial instrument held for trading purposes must be marked to market and the unrealized gain or loss recognized in the income statement. The Bank recognizes three kinds of hedge accounting: (i) cash flow hedges, (ii) fair value hedges and (iii) hedging of foreign net investments.

•
When a cash flow hedge exists, the fair value movements on the part of the hedging instrument and the hedged item that is effective are recognized in equity as “valuation adjustments”. Any ineffective portion of the fair value movement on the hedging instrument and the hedged item is recognized in the income statement.

•	When a fair value hedge exists, the fair value movements on the hedging instrument and the corresponding fair value movements on the hedged item are recognized in the income statement.

•
When a hedge of net investment in a foreign operation exists, the fair value movements on the part of the hedging instrument and the hedged item that is effective are recognized in equity. Any ineffective portion of the fair value movement on the hedging instrument is recognized in the income statement.

C. Operating Results

Chilean Economy

All of our operations and substantially all of our customers are located in Chile. Accordingly, our financial condition and results of operations are substantially dependent upon economic conditions prevailing in this country.  In 2010, the Chilean economy grew 5.2%, compared to a decrease of 1.4% in 2009 and an increase of 2.0% in 2008. In 1Q11, the economy grew 9.8%.

On February 27, 2010, an 8.8 magnitude earthquake struck central Chile. The quake epicenter was located 200 miles southwest of Santiago and 70 miles north of Concepción, Chile’s second largest city.

The regions of Bío Bío and Maule were the most severely affected regions. Concepción, located approximately 200 miles south of Santiago, was the most affected city, with its infrastructure and numerous buildings severely damaged. The coastal area of Concepción, including the neighboring cities Talcahuano and Penco were hit by a tsunami shortly after the earthquake that significantly damaged port facilities. Several cities in the Maule region, including its capital city of Talca, were also seriously affected by the earthquake. The region of Valparaíso, including the port of Valparaíso and the city of Viña del Mar, was also severely affected.

The earthquake and its aftershocks, as well as tsunamis from adjacent coastal waters, caused severe damage to Chile’s infrastructure, including roads, bridges, ports and Santiago’s international airport. According to an initial assessment by Chile’s Minister of Infrastructure, the repair of these damages, excluding damages to port facilities, is likely to take between three and four years. On March 12, 2010, President Piñera has stated that the reconstruction costs could total approximately US$30 billion. There have been no new assessments of these costs since March 2010.

Despite the damage caused by the earthquake, Chile implemented an extensive recovery effort and, as such, the adverse effects realized by the Bank were not as severe as expected.

In addition, growth of private and public sector investments along with the rebound of consumption have offset the negative impacts of the February 2010 earthquake and tsunami. In 2010 internal demand increased 16.4%, private investment increased 18.8%, and private consumption increased 10.4%.  Unemployment has also been decreasing. As of December 2010, the unemployment rate was 7.1%, compared to 10.0% as of December 2009.

The recovery of the Chilean economy in 2010 was also led in part by a recovery of the prices of Chile’s main exports, greater levels of investment, both private and public, and higher consumption levels. The average price of copper in 2010 increased 46.41% compared to the same period in 2009. In this same period, fish meal prices increased 58.2% and paper pulp prices increased 56.6%.

As a result of the economic recovery, the CPI and interest rates have been increasing.  CPI inflation in 2010 increased 2.97% compared to a 1.38% decrease in 2009. As a result of rising price levels and higher economic activity, interest rates also increased in 2010 and are continuing their upward trend in 2011. The overnight interbank rate set by the Central Bank increased 275 basis points in 2010, 75 basis points year-to-date in 2011 and currently stands at 4.0%.

Banking Sector

The Chilean banking sector evolved in line with the economic developments during 2010 with an increase in the volume of loans.  Total loans as of December 31, 2010 in the Chilean financial system were Ch$74,953,981 million (US$160.2 billion), an increase of 8.7% since year-end 2009.  Total customer deposits (defined as time deposits plus checking accounts) totaled Ch$64,966,884 million (US$138.8 billion) as of December 31, 2010, an increase of 10.9% compared to year 2009.  The non-performing loan ratio in the Chilean banking industry decreased from 3.0% at year 2009 to 2.7% for the year 2010.

Impact of Inflation

Our assets and liabilities are denominated in Chilean pesos, Unidades de Fomento (UF) and foreign currencies. The Bank no longer recognizes inflation accounting and has eliminated price-level restatement in line with IFRS, but inflation impacts our results of operations as some loan and deposit products are contracted in UF. The UF is revalued in monthly cycles. Each day in the period beginning on the tenth day of the current month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect a proportionate amount of the change in the Chilean CPI during the prior calendar month. One UF equaled Ch$ 21,455.55 at December 31, 2010, Ch$20,942.88 at December 31, 2009 and Ch$21,452.57 at December 31, 2008.  High levels of inflation in Chile could adversely affect the Chilean economy and could have an adverse effect on our business, financial condition and results of operations. Negative inflation rates also negatively impact our results. In 2010, CPI inflation was at 3.0%, compared to a decline of 1.4% in 2009 and a rise of 7.1% in 2008.  There can be no assurance that Chilean inflation will not change significantly from the current level. Although we currently benefit from moderate levels of inflation, due to the current structure of our assets and liabilities (i.e., a significant portion of our loans are indexed to the inflation rate, but there are no corresponding features in deposits or other funding sources that would increase the size of our funding base), there can be no assurance that our business, financial condition and result of operations in the future will not be adversely affected by changing levels of inflation. In summary:

•
UF-denominated assets and liabilities. In 2010, UF inflation was +2.45% compared to -2.4% in 2009 and +9.3% in 2008. The effect of any changes in the nominal peso value of our UF-denominated interest earning assets and interest bearing liabilities is reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest income and expense, respectively.  Our net interest income will be positively affected by an inflationary environment to the extent that our average UF-denominated interest earning assets exceed our average UF-denominated interest bearing liabilities. Our net interest income will be negatively affected in a deflationary environment if our average UF-denominated interest earning assets exceed our average UF-denominated interest bearing liabilities. Our net interest income will be negatively affected by inflation in any period in which our average UF-denominated interest bearing liabilities exceed our average UF-denominated interest earning assets. Our average UF-denominated interest earning assets exceeded our average UF-denominated interest bearing liabilities by Ch$3,171,140 million in 2010 compared to Ch$2,689,614 million in 2009 and Ch$2,439,563 million in 2008.

See “Item 5:  F. Selected Statistical Information―Average Balance Sheets, Income Earned from Interest-Earning Assets And Interest Paid on Interest Bearing Liabilities.” In general, the Bank has more UF-denominated financial assets than UF-denominated financial liabilities. In the year-ended December 31, 2010, the interest earned on interest earning assets denominated in UF increased 139.4% compared to the same period in 2009 as a result of the higher inflation rates, while the 2009 level decreased 77.3% compared to 2008 as a result of the deflation rates in 2009 compared to 2008. The interest paid on these liabilities increased 332.8% and reached Ch$292,362 during the year-ended December 31, 2010, compared to negative results during the same period in 2009.

•
Inflation and interest rate hedge. A key component of our asset and liability policy is the management of interest rate risk. The Bank’s assets generally have a longer maturity than our liabilities. As the Bank’s mortgage portfolio grows, the maturity gap tends to rise as these loans, which are contracted in UF, have a longer maturity than the average maturity of our funding base. As most of our long term financial instruments and mortgage loans are contracted in UF and most of our deposits are in nominal pesos, the rise in mortgage lending increases the Bank’s exposure to inflation and to interest rate risk. The size of this gap is limited by internal and regulatory guidelines in order to avoid excessive potential losses due to strong shifts in interest rates (see “Item 11: Quantitative and Qualitative Disclosures About Market Risk”). In order to keep this duration gap below regulatory limits, the Bank issues long term bonds denominated in UF or interest rate swaps. The financial cost of the bonds and the efficient part of these hedges is recorded as net interest income. In 2010, the gain from the swaps taken in order to hedge mainly for inflation and interest rate risk totaled a loss Ch$2,008 million compared to a gain of Ch$24,988 million in the same period in 2009 and a loss of Ch$53,956 million in 2008.  The gain in 2009 compared to a negative result in 2008 was a direct result of the deflation rate in 2009.

	As of December 31,			% Change	% Change
Inflation sensitive income	2010	2009	2008	2010/2009	2009/2008
	(In million of Chilean pesos)
Interest earned on UF assets(1)	537,621	224,614	990,430	139.4%	(77.3%)
Interest paid on UF liabilities(1)	(292,362)	(67,559)	(694,758)	332.8%	(90.3%)
Hedging results	(2,008)	24,988	(53,956)	–%	–%
Net gain	243,251	182,043	241,716	33.6%	(24.7%)

(1)   Excludes results from hedging

•
Peso-denominated assets and liabilities. Interest rates prevailing in Chile during any period primarily reflect the inflation rate during the period and the expectations of future inflation. The sensitivity of our peso-denominated interest earning assets and interest bearing liabilities to changes to such prevailing rates varies. (See “Item 5: C. Operating Results—Interest Rates”). We maintain a substantial amount of non-interest bearing peso-denominated demand deposits. Because such deposits are not sensitive to inflation, any decline in the rate of inflation would adversely affect our net interest margin on inflation indexed assets funded with such deposits, and any increase in the rate of inflation would increase the net interest margin on such assets. (See “Item 11: Quantitative and Qualitative Disclosures About Market Risk”). The ratio of the average of such demand deposits and average shareholder’s equity to average interest-earning assets was 27.9%, 25.0% and 23.9% for the years ended December 31, 2010, 2009 and 2008, respectively.

Interest Rates

Interest rates earned and paid on our assets and liabilities reflect, to a certain degree, inflation, expectations regarding inflation, changes in short term interest rates set by the Central Bank and movements in long term real rates. The Central Bank manages short term interest rates based on its objectives of balancing low inflation and economic growth. Because our liabilities are generally re-priced sooner than our assets, changes in the rate of inflation or short term rates in the economy are reflected in the rates of interest paid by us on our liabilities before such changes are reflected in the rates of interest earned by us on our assets. Therefore, when short term interest rates fall, our net interest margin is positively impacted, but when short term rates increase, our interest margin is negatively affected. At the same time, our net interest margin tends to be adversely affected in the short term by a decrease in inflation rates since generally our UF-denominated assets exceed our UF-denominated liabilities. (See “Item 5: C. Operating Results—Impact of Inflation—Peso-denominated assets and liabilities”). An increase in long term rates has a positive effect on our net interest margin, because our interest earning assets generally have longer terms than our interest bearing liabilities. In addition, because our peso-denominated liabilities have relatively short re-pricing periods, they are generally more responsive to changes in inflation or short term rates than our UF-denominated liabilities. As a result, during periods when current inflation or expected inflation exceeds the previous period’s inflation, customers often switch funds from UF-denominated deposits to peso-denominated deposits, which generally bear higher interest rates, thereby adversely affecting our net interest margin.

Foreign Exchange Fluctuations

The Chilean government’s economic policies and any future changes in the value of the Chilean peso against the U.S. dollar could adversely affect our financial condition and results of operations. The Chilean peso has been subject to significant devaluation in the past and may be subject to significant fluctuations in the future. In 2010, the Chilean peso in relation to the U.S. dollar appreciated 7.5% compared to a 19.5% appreciation in 2009 and a 26.9% depreciation in 2008. (See “Item 3: A. Selected Financial Data—Exchange Rates”). A significant portion of our assets and liabilities are denominated in foreign currencies, principally the U.S. dollar, and we historically have maintained and may continue to maintain material gaps between the balances of such assets and liabilities. Because such assets and liabilities, as well as interest earned or paid on such assets and liabilities, and gains and losses realized upon the sale of such assets, are translated to Chilean pesos in preparing our financial statements, our reported income is affected by changes in the value of the Chilean peso relative to foreign currencies (principally the U.S. dollar). The translation gain or loss over assets and liabilities (excluding derivatives held for trading) is included as foreign exchange transactions in the income statement. The translation and mark-to-market of foreign currency derivatives held for trading is recognized as a gain or loss in the net results from mark-to-market and trading.

The Bank also uses a sensitivity analysis with both internal limits and regulatory limits to seek to manage the potential loss in net interest income resulting from fluctuations of interest rates on U.S. dollar denominated assets and liabilities and a VaR model to limit foreign currency trading risk (see “Item 11: Quantitative and Qualitative Disclosures About Market Risk”).

The compositions of our assets, liabilities and equity at December 31, 2010, by currency are as follows:

	As of December 31, 2010, Ch$ million
	Ch$ (1)	UF	Ch$ linked to US$	US$	Total
Assets
Cash and deposits	1,395,603	—	—	366,595	1,762,198
Unsettled transactions	304,467	—	—	69,901	374,368
Trading investments	35,255	344,415	—	—	379,670
Investments under agreements to resell	170,985	—	—	—	170,985
Financial derivative contracts	1,624,378	—	—	—	1,624,378
Interbank loans	(37)	—	—	69,709	69,672
Loans and receivables from customers	6,566,778	7,703,358	40,798	921,229	15,232,163
Available for sale investments	1,154,545	308,887	—	10,548	1,473,980
Investments held to maturity	—	—	—	—	—
Investments in other companies	7,275	—	—	—	7,275
Intangible assets	77,990	—	—	—	77,990
Property, plant and equipment	154,985	—	—	—	154,985
Current taxes	12,499	—	—	—	12,499
Deferred taxes	100,470	—	—	—	100,470
Other assets (2)	404,468	35,984	671	208,958	650,081
Total assets	12,009,661	8,392,644	41,469	1,646,940	22,090,714

	As of December 31, 2010, Ch$ million
	Ch$ (1)	UF	Ch$ linked to US$	US$	Total
Liabilities
Deposits and other sight obligations	3,559,987	266,016	—	410,431	4,236,434
Unsettled transactions	149,476	—	—	150,649	300,125
Investment under agreements to repurchase	204,426	54	—	90,245	294,725
Deposits and other time deposits	4,111,680	2,119,908	—	1,027,169	7,258,757
Financial derivative contracts	1,643,979	—	—	—	1,643,979
Interbank borrowings	1,835	1,307	—	1,580,915	1,584,057
Issued debt instruments	264,786	2,570,714	—	1,355,388	4,190,888
Other financial liabilities	143,734	14,988	6,388	1,179	166,289
Current taxes	1,293	—	—	—	1,293
Deferred taxes	5,441	—	—	—	5,441
Provisions	209,421	—	—	—	209,421
Other liabilities (2)	151,473	33,741	7,580	68,534	261,328
Total liabilities	10,447,531	5,006,728	13,968	4,684,510	20,152,737
Equity
Attributable to Bank Shareholders	1,642,813	277,078	(73)	(13,650)	1,906,168
Capital	891,303	—	—	—	891,303
Reserves	51,539	—	—	—	51,539
Valuation adjustment	(5,180)	—	—	—	(5,180)
Retained earnings :
Retained earnings of prior periods	614,731	—	—	—	614,731
Net income for the period	242,038	277,078	(73)	(13,650)	505,393
Minus: Provision for mandatory dividends	(151,618)	—	—	—	(151,618)
Non-controlling interest	31,809	—	—	—	31,809
Total Equity	1,674,622	277,078	(73)	(13,650)	1,937,977
Total liabilities and equity	12,122,153	5,283,806	13,895	4,670,860	22,090,714

(1)	Includes the value of swap instruments and balances of executed transactions which contractually defer the payment of sales transactions or the delivery of foreign currency acquired.

(2)	Other assets and liabilities include the threshold position from derivative contracts.

Results of Operations for the Years Ended December 31, 2010, 2009 and 2008

The following discussion is based upon and should be read in conjunction with the Audited Consolidated Financial Statements.  The Audited Consolidated Financial Statements have been prepared in accordance with IFRS as issued by the IASB. The following table sets forth the principal components of our net income for the years ended December 31, 2010, 2009 and 2008.

	2010	2010	2009	2008
CONSOLIDATED INCOME STATEMENT DATA	ThUS$(1)	Ch$ million of constant pesos			% Change 2010 / 2009	% Change 2009 / 2008
IFRS:
Interest income and expense
Interest income	3,019,517	1,412,983	1,207,778	2,061,346	17.0%	(41.4%)
Interest expense	(1,011,356)	(473,264)	(351,262)	(1,169,280)	34.7%	(70.0%)
Net interest income	2,008,161	939,719	856,516	892,066	9.7%	(4.0%)
Fees and income from services
Fees and commission income	722,690	338,183	315,925	295,969	7.0%	6.7%
Fees and commission expense	(159,421)	(74,601)	(61,795)	(52,840)	20.7%	16.9%
Total net fees and commission income	563,269	263,582	254,130	243,129	3.7%	4.5%
Other operating income
Net income from financial operations	82,819	38,755	3,887	273,477	897.0%	(98.6%)
Foreign exchange profit (loss), net	122,306	57,233	163,241	(187,042)	(64.9%)	(187.3%)
Financial transactions, net	205,125	95,988	167,128	86,435	(42.6%)	93.4%
Other operating income	93,189	43,608	25,866	10,896	68.6%	137.4%
Total other operating income	298,314	139,596	192,994	97,331	(27.7%)	98.3%
Net operating profit before loan losses	2,869,744	1,342,897	1,303,640	1,232,526	3.0%	5.8%
Provision for loan losses	(542,611)	(253,915)	(333,145)	(287,983)	(23.8%)	15.7%
Net operating profit	2,327,133	1,088,982	970,495	944,543	12.2%	2.7%
Operating expenses
Personnel salaries and expenses	(534,811)	(250,265)	(224,484)	(246,775)	11.5%	(9.0%)
Administrative expenses	(314,869)	(147,343)	(136,712)	(133,682)	7.8%	2.3%
Depreciation and amortization	(105,573)	(49,403)	(46,623)	(47,627)	6.0%	(2.1%)
Impairment	(10,525)	(4,925)	(75)	(84)	6466.7%	(10.7%)
Other operating expenses	(97,024)	(45,402)	(37,364)	(36,298)	21.5%	2.9%
Total operating expenses	(1,062,802)	(497,338)	(445,258)	(464,466)	11.7%	(4.1%)
Operating income	1,264,331	591,644	525,237	480,077	12.6%	9.4%
Other non-operating results
Income from investments in other companies	2,502	1,171	297	632	294.3%	(53.0%)
Total other non-operating results	2,502	1,171	297	632	294.3%	(53.0%)
Income before tax	1,266,833	592,815	525,534	480,709	12.8%	9.3%
Income tax	(182,375)	(85,343)	(88,924)	(59,742)	(4.0%)	48.8%
Net income for the period	1,084,458	507,472	436,610	420,967	16.2%	3.7%
Net income for the period attributable to:
Equity holders of the Bank	1,080,015	505,393	431,557	413,370	17.1%	4.4%
Non-controlling interests	4,443	2,079	5,053	7,597	(58.9%)	(33.5%)

(1)
Amounts stated in U.S. dollars at and for the year ended December 31, 2010, have been translated from Chilean pesos at the exchange rate of Ch$467.95 = US$1.00 as of December 31, 2010. See “Item 3: A. Selected Financial Data—Exchange Rates” for more information on exchange rate.

Results of operations for the years ended December 31, 2010 and 2009. Net income for the period ended December 31, 2010, increased 16.2% to Ch$507,472 million from Ch$436,610 million in the corresponding period in 2009. Net income attributable to equity holders of the Bank increased 17.1% to Ch$505,393 million in 2010 from Ch$431,557 million in the corresponding period in 2009. Our return on average equity was 29.0% in 2010, compared to 27.3% in 2009.

Net operating profit before loan losses was Ch$1,342,897 million in 2010, an increase of 3.0% from 2009 when it was Ch$1,303,640 million. Our net interest income increased 9.7% in 2010 as compared to 2009. The average balance of our interest-earning assets increased 7.5% in 2010 as compared to 2009. Net interest margin in 2010 was 5.38% compared to 5.27% in the same period in 2009, reflecting the higher inflationary environment. In 2010, the value of the UF increased by 2.5% compared to a decline of 2.4% in 2009. As we have more interest-earning assets than liabilities denominated in UF, our net interest income was positively affected by this change in inflationary trends. In 2010, the average gap between UF-denominated average interest-earning assets and UF-denominated average interest bearing liabilities was approximately Ch$3,171,140 million compared to Ch$2,689,614 million in 2009. This moderate inflationary trend increased our average nominal rate earned over interest earning assets to 8.1% in 2010 from 7.4% in 2009.

Net fees and commission income increased 3.7% to Ch$263,582 million in 2010 as compared to 2009. The growth in net fees and commission income was mainly driven by higher fees from credit, debit and ATM cards, which increased by 8.2%, reflecting increased usage of these credit cards. Asset management fees increased 29.9% in 2010 compared to 2009. Total funds under management decreased 7.0% in the period being analyzed and totaled Ch$3,186,784 million (US$6.8 billion). This increase of funds under management together with the recovery of the local and global equity markets in 2010 has resulted in an increase in equity funds of 42.9% in the period being analyzed which earn higher management fees than non-equity funds, as well as an increase in the performance of our funds under management. Insurance brokerage fees increased by 101.0% in 2010 as compared to 2009. This was mainly due to an increase in prices on behalf of insurance underwriters following the February 2010 earthquake and tsunami, greater business volumes in our insurance brokerage subsidiary and higher online sales of insurance products through our website.

This growth in fee income was partially offset by the 20.2% decrease in fees from checking accounts and lines of credit, which includes the maintenance fee for checking accounts and lines of credit and fees charged for the unauthorized overdraft of lines of credit.  This decrease was in part a result of the decline in fees from unauthorized overdrafts of credit lines which were prohibited by the SBIF beginning in May 2009.  In 2010, these fees totaled Ch$0 compared to Ch$7,992 million in the same period in 2009. Additionally, this decrease was also due in part to the February 2010 earthquake and tsunamis as some of these fees were temporarily waived in the more affected zones.

Results of Financial transactions, net, which is the sum of trading activities, fair value adjustments and foreign exchange transactions, totaled Ch$95,988 million in 2010, a decrease of 42.6% as compared to 2009.  This decline was mainly due to the higher interest rate environment which lowered the gains from fair value changes, proprietary trading and lower gain recognized by the Financial Management Division were mainly due to a fall in gains on the sale of available-for-sale fixed income instruments in a rising interest rate environment.

Other operating income totaled a gain of Ch$43,608 million in 2010, a 68.6% increase as compared to 2009.  In 2010, we sold 43 branches for a gain of Ch$30,934 million recognized as gain on sale of our property, plant and equipment. These branches are now rented to us; as opposed to leasing, we will not have ownership of these branches at the end of the rent contracts.  We did not finance this acquisition and the acquirers were non-related parties.

Provision for loan losses decreased by 23.8% to Ch$253,915 million in 2010 compared to 2009. Gross provision expense, which includes provisions, but excludes charge-offs and recoveries, increased 1.0% to Ch$77,348 million. This increase was mainly due to higher gross provisions in consumer lending. We recognized Ch$30,466 million in provisions mainly for consumer loans as a result of improvements made to our credit scoring models. Charge-offs decreased 30.0% in the periods being analyzed, totaling Ch$207,046 million. This was mainly due to an improvement in the asset quality of our consumer loans. Recoveries on loans previously charged-off decreased by 22.4% in 2010 compared to 2009. In 2010 and prior periods, we have sold charged-off loans to third parties, recognizing a net gain in financial operations. We view this as a more efficient manner to recover value from aged stock of charged-off loans as this decreases our costs of collections; however, this leads to a decrease in recoveries recognized in this line item.

As a result of the factors mentioned above, net operating profit increased 12.2% in 2010 to Ch$1,088,982 million as compared to 2009.

Operating expenses in 2010 increased 11.7% compared to 2009. The efficiency ratio was 37.0% in 2010 compared to 34.2% in 2009, as the increase in net operating profit before loan losses was offset by earthquake-related expenses, and greater expenses incurred as a result of stronger business activity

Operating income, which corresponds to net operating profits less operating expenses, increased 12.6% in 2010 compared to the same period in 2009.

Our income tax expense decreased by 4.0% in 2010 compared to 2009. The effective tax rate paid was 14.4% in 2010 compared to 16.9% in 2009 The statutory tax rate in Chile has not changed in 2010 and was 17% on income before taxes.  The lower effective tax rate is mainly due to the fact that Chilean tax regulations still require corporations to recognize the effects of price-level restatement on equity even though inflation accounting is no longer required by Chilean Bank GAAP. In 2009, as inflation was negative, stated net income and taxable net income were similar (where inflation is negative non-monetary items for tax purposes are not price-level restated). In 2010, the higher inflation rate has resulted in a price-level restatement loss for tax purposes for equity and thus a lower effective tax rate.

Results of operations for the years ended December 31, 2009 and 2008. Net income for the period ended December 31, 2009 increased 3.7% to Ch$436,610 million as compared to Ch$420,967 in 2008. Net income attributable to equity holders of the Bank in the same period increased 4.4% to Ch$431,557 million from Ch$413,370 in the corresponding period in 2008. Our return on average equity was 27.3% in 2009 compared to 32.4% in 2008.

Net operating profit before loan losses was Ch$1,303,640 million in 2009, an increase of 5.8% compared to the same period in 2008. Our net interest income decreased by 4.0% to Ch$856,516 million. The average balance of our interest-earning assets increased by 3.7% in 2009 compared to 2008. Our net interest margin decreased approximately 40 basis points to 5.3% in 2009 due to the negative effects of deflation over margins as the Bank has more interest-earning assets than liabilities linked to inflation.

Net fees and commission income grew by 4.5% to Ch$254,130 million in the year ended December 31, 2009 compared to the same period in 2008. The growth in net fees and commission income was mainly driven by fees from credit, debit and ATM cards, which increased by 18.0%, reflecting increased usage of these credit cards. Fees from collections increased by 11.0% in the year ended December 31, 2009 compared to the same period in 2008. The fees from collection of insurance increased 28.4% in 2009 compared to 2008 and were also a contributor to the overall increase.  This growth in fee and commission income was partially offset by the 17.2% decrease in fees and commission income from checking accounts and lines of credit, which includes the maintenance fee for checking accounts and lines of credit and fees charged for the unauthorized overdraft of lines of credit.  This decrease was mainly due to a 68.5% decrease in fees from unauthorized overdrafts of credit lines, which fees were prohibited by the SBIF beginning in May 2009.

Results of financial operations, net, which is the sum of trading activities, fair value adjustments and foreign exchange transactions, totaled Ch$167,128 million in 2009, an increase of 93.4% as compared to 2008. This rise was mainly due to the gains on fair value changes realized gains on our available-for-sale fixed income portfolio. These results produced a gain of Ch$47,335 million in 2009 compared to a gain of Ch$3,807 million in 2008. In the first half of 2009, as a result of decreases in interest rates, we recognized gains on sales of our fixed income portfolio, which is mainly comprised of Central Bank bonds.

Other operating income totaled a gain of Ch$25,866 million in 2009, a 137.4% increase from Ch$10,896 million in 2008. The gains on sale of Bank property, plant and equipment increased 510.7% to Ch$7,622 million. This result includes a one-time gain of Ch$7,072 million from the sale of a building in December 2009. Income from the reversal of generic provisions not related to any specific risk and non-credit contingencies, such as legal and tax contingencies, increased to Ch$14,793 million in 2009 compared to 2008. The Bank reversed in the second half of 2009 generic provisions not related to any specific risk and non-credit contingencies recognized at the beginning of 2009 and previous periods, as the Bank assigned specific credit provisions to loans in the provision for loan losses as a result of recalibration of its credit models.

Provisions for loan losses totaled Ch$333,145 million for the year ended December 31, 2009, an increase of 15.7% compared to the same period in 2008.  Gross provision expense, which includes provisions but excludes charge-offs and recoveries, increased by 48.7% to Ch$76,558 million in 2009 compared to the same period in 2008.  This increase was mainly due to the recalibration of our consumer credit scoring model, which resulted in approximately Ch$35,000 million in increased provisions of which Ch$32,000 million related to loans to individuals and Ch$3,000 million to the commercial loan book.  Charge-offs in 2009 increased 7.8% compared to 2008, totaling Ch$295,831 million. This was mainly due to a 46.1% increase in charge-offs in the commercial loan portfolio in 2009 compared to 2008, which resulted from the economic downturn that adversely affected asset quality in various sectors of the economy. Recoveries on loans previously charged off increased by 3.6% from 2008.

Despite the rise in provision expense, net operating profit increased 2.7% in 2009, compared to 2008, and totaled Ch$970,495 million.

Operating expenses in 2009 decreased by 4.1% compared to 2008. The efficiency ratio improved from 37.7% in 2008 to 34.2% in 2009. Personnel salaries and expenses decreased by 9.0%, mainly due to a 5.3% reduction in average headcount, an 82.7% reduction in severance payments and other cost saving measures. Administrative expenses increased 2.3% in 2009 compared to 2008, mainly due to higher rent expenses for branch and ATM locations. Depreciation and amortization expense decreased by 2.1%, mainly due to lower depreciation expense of real estate as the Bank spent less on improvements and remodeling, and lower depreciation of intangibles as three computer systems were fully depreciated in 2008.

Other operating expenses were Ch$37,364 million in 2009, a 2.9% increase compared to 2008, principally due to a 92.8% increase in expenses related to assets repossessed by the Bank in lieu of payment, which was a result of an increase in provisions for repossessed assets in line with the general economic downturn.

Operating income, which corresponds to net operating profits less total operating expenses, increased by 9.4% in 2009, compared to the corresponding period in 2008.

Our income tax expense increased by 48.8% in 2009 compared to 2008. The effective tax rate paid was 16.9% in 2009 compared to 12.4% in 2008. The higher effective tax rate in 2009 compared to 2008 was mainly due to the fact that Chilean tax regulations still require corporations to recognize the effects of a price level restatement on equity even though inflation accounting is no longer required by Chilean GAAP. In 2009, as inflation was negative, stated net income and taxable net income were similar because the price level restatement was negligible in the period.  In 2008, the higher inflation rate resulted in a loss for tax purposes from a price-level restatement of equity and thus a lower effective tax rate.

Net interest income

(in millions of Ch$, except percentages)	Year ended December 31,			% Change	% Change
	2010	2009	2008	2010/2009	2009/2008
Individuals	524,920	532,060	520,332	(1.3%)	2.3%
Small and mid sized companies	175,538	228,928	220,058	(23.3%)	4.0%
Institutional	28,609	18,789	17,591	52.3%	6.8%
Total retail	729,067	779,777	757,981	(6.5%)	2.9%
Total middle-market	114,460	114,432	113,223	0.0%	1.1%
Global banking & markets	81,203	33,738	31,783	140.7%	6.2%
Other(1)	14,989	(71,431)	(10,921)	—%	554.1%
Net interest income	939,719	856,516	892,066	9.7%	(4.0%)
Average interest-earning assets	17,479,483	16,265,592	15,681,754	7.5%	3.7%
Average non-interest-bearing demand deposits	3,152,513	2,475,050	2,456,747	27.4%	0.7%
Net interest margin(2)	5.38%	5.27%	5.69%
Average shareholders’ equity and average non-interest-bearing demand deposits to total average interest-earning assets	28.1%	25.1%	24.0%

(1)	Consists mainly of net interest income from the Financial Management Division and the cost of funding our fixed income trading portfolio.

(2)
Each segment obtains funding from its clients. Any surplus deposits are transferred to the Financial Management Division, which in turn makes such excess available to other areas that need funding. The Financial Management Division also sells the funds it obtains in the institutional funding market at a transfer price equal to the market price of the funds.

(3)	Net interest margin is net interest income divided by average interest-earning assets.

For the years ended December 31, 2010 and 2009.  Our net interest income increased 9.7% to Ch$939,719 million in the year ended December 31, 2010 from net interest income of Ch$856,516 million in the corresponding period in 2009. Average interest earning assets increased 7.5% in 2010 compared to 2009. Net interest margin in 2010 was 5.38% compared to 5.27% in the same period in 2009, reflecting the higher inflationary environment. In 2010, the value of the UF increased by 2.5% compared to a decline of 2.4% in 2009. As we have more interest-earning assets than liabilities linked to the UF, our net interest income was positively affected by this change in inflationary trends. In 2010, the average gap between UF-denominated interest-earning assets and UF-denominated average interest bearing liabilities was approximately Ch$3,171,140 million compared to Ch$2,689,614 million in 2009. This moderate inflationary trend increased our average nominal rate earned over interest earning assets to 8.1% in 2010 from 7.4% in 2009.

Our funding mix also improved. The ratio of non-interest bearing demand deposits and shareholders’ equity to interest earning assets was 28.1% in 2010 compared to 25.1% in 2009. Average non-interest bearing demand deposits increased 27.4% in 2010 compared to 2009, mainly as a result of growth in our cash management business with corporate clients.

These factors were partly offset by the lower interest income earned on consumer loans. The average nominal rate earned on consumer loans in 2010 was 20.4% compared to 23.7% and interest income from consumer loans decreased 4.5%, in 2010 compared to 2009.  In 2009, we increased our consumer loan yields in order to compensate for the expected rise in non-performing levels and charge-offs. As the economy has rebounded and provision expense has decreased (See –Provision Expense, below) yields on these products have normalized. This normalization of yields also explains, in part, the 23.3% decrease in net interest income from small and mid-sized companies (“SMEs”).

Net interest income and margins were also positively affected by the lower average short-term interest rates. As a result, the average nominal rate we paid on our peso denominated interest-bearing liabilities was 2.7% in 2010 compared to 3.9% in 2009. These factors were offset by the higher nominal rate paid on our interest bearing liabilities linked to inflation. In 2010, the average nominal rate paid on interest-bearing liabilities denominated in UFs was 6.4% compared to 1.4% in 2009. Going forward, if the Central Bank increases interest rates, this will negatively impact our funding costs in pesos and our margins.

The changes in net interest income by segment in 2010 compared to 2009 were as follows:

•
Net interest income from individuals in our Retail segment decreased 1.3%, mainly as a result of the normalization of loan spreads mentioned above. This was partially offset by a 15.4% increase in loan volumes to individuals in the period being analyzed due to the more favorable economic environment and improvements in asset quality after the 2009 recession. Interest income from residential mortgage loans also increased 197.2% as a result of the rise in inflation rate as the majority of these loans are linked to inflation.

•
Net interest income from small and mid-sized companies in our Retail segment decreased 23.3%. This segment was affected by rising funding costs while interest rate yields declined. This decline was mainly due to the normalization of loan spreads mentioned above.

•
Net interest income from the middle-market segment was flat year-over-year, mainly as a result of the 33.1% increase in loans to this segment, which was offset by rising funding costs while interest rate yields declined. This decline was mainly due to the normalization of loan spreads mentioned above.

•
Net interest income from the global banking and markets segment increased 140.7% in 2010 compared to 2009 mainly due to the rising interest rate environment that increased spreads in this segment, especially in the second half of the year, and the higher inflation rate, which had a positive effect on interest gained from our commercial loan book denominated in UFs. Loan volumes in this segment increased 8.3%. This segment also improved due to an improvement in our funding mix through demand deposits and cash management, as well as the movement of some of our former mid-sized clients to the global banking segment as a result of their growth.

•
Net interest income from non-segmented portions of interest earning assets, which consists mainly of net interest income from the Financial Management Division’s available for sale investment portfolio improved from a loss of Ch$71,431 million in 2009 to a gain of Ch$14,989 million in 2010. This was mainly as a result of higher net interest revenue from financial investments that are mainly denominated in UFs and, therefore, were positively affected by the rise in inflation. This portfolio manages the largest portion of our inflation gap and generally shows greater changes than the changes in interest  rates. See “Item 5: C. Operating Results—Impact of Inflation”.

The following table shows our balances of loans and accounts receivables from customers and interbank loans by segment at the dates indicated.

	As of December 31,			% Change	% Change
Loans by segment	2010	2009	2008	2010/2008	2009/2008
	(in millions of Ch$)
Individuals	8,407,416	7,287,925	6,859,547	15.4%	6.2%
Small and mid-sized companies	2,375,192	2,485,505	2,468,820	(4.4%)	0.7%
Institutional	331,153	282,933	224,776	17.0%	25.9%
Total middle-market	3,288,107	2,471,162	2,882,943	33.1%	(14.3%)
Global banking & markets	1,293,305	1,194,706	2,221,144	8.3%	(46.2%)
Other	32,109	29,045	23,858	10.5%	21.7%
Total loans(1)	15,727,282	13,751,276	14,681,088	14.4%	(6.3%)

(1)	Includes interbank loans.

For the years ended December 31, 2009 and 2008. Our net interest income decreased 4.0% to Ch$856,516 million in the fiscal year ended December 31, 2009 from net interest income of Ch$892,066 million in the corresponding period in 2008. Average interest earning assets increased 3.7% in 2009 compared to 2008, principally reflecting a 5.1% increase in average loans, offset in part by a 16.6% decrease in financial investments.

Net interest margin in 2009 was 5.3% compared to 5.7% in 2008, reflecting the deflationary environment in 2009, offset in part by a higher spread loan mix. In the twelve-month period ended December 31, 2009, the value of the UF declined by 2.4% compared to an increase of 9.3% in the same period of 2008. As we have more interest-earning assets than liabilities linked to the UF, our net interest income is negatively affected by deflation. In 2009, the average gap between UF-denominated interest-earning assets and UF-denominated average interest bearing liabilities was approximately Ch$2,689,614 million compared to Ch$2,439,563 million in the corresponding period in 2008.

Net interest income and margins were positively affected by the fall in short-term interest rates. As interest-bearing liabilities generally have shorter terms than interest-earning assets, a fall in short-term rates has a positive effect on our margins. The overnight interbank rate set by the Central Bank of Chile was lowered by 775 basis points in 2009 and is currently at 0.50%. As a result, the average nominal rate we paid on our interest-bearing liabilities was 2.6% in 2009 compared to 11.1% in 2008.

The evolution of net interest income by segment was as follows:

•	Net interest income from the retail banking segment increased by 2.9% in 2009 compared to 2008, with increases of 2.3% in the individuals segment, 4.0% in the small and mid-sized companies segment and

6.8% in the institutional client segment. This increase in net interest income was mainly due to a 5.3% increase in loans in retail banking in 2009 compared to 2008. Loans to small and mid-sized companies increased by 0.7% and lending to institutions rose by 25.9% in 2009 compared to 2008. Loan growth in Santander Banefe, the Bank’s business segment for mid-lower income individuals, decreased by 12.7% in 2009 compared to 2008, reflecting the Bank’s increased selectivity in making loans in the context of 2009’s recessionary economic environment. This was offset by an increase of 8.4% in lending to individuals in Banca Comercial that targets mainly mid-upper income individuals.

•
Net interest income from the middle-market segment increased by 1.1% in 2009 compared to 2008 due to higher margins in this segment as funding costs fell at a faster pace than the rate earned over interest-earning assets. This was achieved despite a 14.3% decline in loan volumes in the period being analyzed.

•
Net interest income from the global banking and markets segment increased by 6.2% in 2009 compared to 2008. This was achieved despite a 46.2% decline in loan volumes in this period as this segment’s margins were positively impacted by the lower interest rate environment as funding costs declined more than lending rates.

•
The 554.1% increase in the loss in other net interest income in 2009 compared to 2008 principally resulted from the impact of the deflationary environment on our UF asset/liability gap, which is managed by the Financial Management division.

Fee and commission income

The following table sets forth certain components of our income from services (net of fees paid to third parties directly connected to providing those services, principally fees relating to credit card processing and ATM network administration) in the years ended December 31, 2010, 2009 and 2008.

	Year ended December 31,			% Change	% Change
	2010	2009	2008	2010/2009	2009/2008
		(in millions of Ch$)
Collections	60,136	65,782	59,237	(8.6%)	11.0%
Checking accounts and lines of credit	42,614	53,388	64,483	(20.2%)	(17.2%)
Credit, debit and ATM cards	55,899	51,670	43,772	8.2%	18.0%
Asset management	39,952	30,766	28,220	29.9%	9.0%
Letters of credit	22,852	24,558	17,092	(6.9%)	43.7%
Insurance brokerage	32,783	16,307	15,284	101.0%	6.7%
Custody and brokerage services	9,101	6,532	6,538	39.3%	(0.1%)
Office banking	1,832	2,552	1,944	(28.2%)	31.3%
Other fees	(1,587)	2,575	6,559	–%	(60.7%)
Total fees and commission income, net	263,582	254,130	243,129	3.7%	4.5%

For the years ended December 31, 2010 and 2009. Net fees and commission income grew by 3.7% to Ch$263,582 million in 2010 compared to the same period in 2009.

Fees from collections decreased by 8.6% in 2010 compared to 2009. This was mainly due to the impact of the February 2010 earthquake and tsunami as some collection fees were temporarily waived in the more affected zones and the collection process was disrupted due to an inability to contact appropriate parties.

Fees from credit, debit and ATM cards increased by 8.2%, reflecting increased usage of our credit cards. Usage measured in terms of monetary purchases was up 22.1% in 2010 compared to 2009.  The number of cards in circulation went up by 12.0% in this period.  As of December 31, 2010, the Bank, which has a 28.2% market share of all bank credit card accounts, had generated 32.9% of all purchases year-to-date.

Fees from checking accounts and lines of credit, which includes the maintenance fee for checking accounts and lines of credit and fees charged for the unauthorized overdraft of lines of credit, decreased 20.2% in 2010 compared to 2009.  This decrease was in part a result of the decline in fees from unauthorized overdrafts of credit lines which were prohibited by the SBIF beginning in May 2009.  In 2010, these fees totaled Ch$0 compared to Ch$7,992 million in the same period in 2009. Additionally, this decrease was also due in part to the February 2010 earthquake and tsunamis as some of these fees were temporarily waived in the more affected zones.

Fees from our asset management business increased 29.9% in 2010 compared to the same period in 2009. Total funds under management decreased 7.0% in the period being analyzed and totaled Ch$3,186,784 million (US$6.8 billion). The recovery of the local and global equity markets in 2010 has resulted in an increase in equity funds which earn higher management fees than non-equity funds, as well as an increase in the performance of our funds under management. This has been partially offset by the reduction in lower yielding fixed income funds due to mark-to-market as rates have increased, and by the translation loss on foreign currency denominated funds due to the appreciation of the Chilean peso against the dollar.

Fees from letters of credit and other contingent operations decreased 6.9%. This was mainly due to a 17.0% decrease in stand-by letters of credit in our foreign trade business, which in turn resulted from lower average fees as the Chilean peso has appreciated against the dollar in 2010.

Insurance brokerage fees increased by 101.0%. This was mainly due to an increase in prices on behalf of insurance underwriters following the February 2010 earthquake and tsunami, greater business volumes in our insurance brokerage subsidiary and higher sales of insurance products through our website.

Custody and brokerage fees increased 39.3% in 2010 as compared to the corresponding period in 2009. This was primarily due to higher stock brokerage fees, which increased 47.4% to Ch$5,264 million as equity markets had strong activity levels and also higher brokerage volumes as more clients have used our online brokerage services.

Fees from office banking decreased 28.2%. The 9.9% increase in income from office banking resulting from more clients using this product was more than offset by the 26.0% increase in costs associated with this program as we increased incentives for clients to switch to online banking services.

Other fee income totaled a net expense of Ch$1,587 million compared to a net gain of Ch$2,575 million in 2009. This was mainly due to higher fee expenses paid to correspondent banks and other expenses related to marketing efforts of various products and services.

The following table sets forth, for the periods indicated our fee income broken down by segment:

	Year ended December 31,			% Change	% Change
	2010	2009	2008	2010/2009	2009/2008
	(in millions of Ch$)
Individuals	191,841	171,433	160,286	11.9%	7.0%
Small and mid-sized companies	34,460	41,917	39,931	(17.8%)	5.0%
Institutional	2,452	1,962	1,789	25.0%	9.7%
Total middle-market (Companies)	20,215	20,567	16,846	(1.7%)	22.1%
Global banking and markets	23,173	18,747	14,786	23.6%	26.8%
Other	(8,559)	(496)	9,491	1625.6%	–%
Total fees and commission income, net	263,582	254,130	243,129	3.7%	4.5%

Fees from individuals increased 11.9% in 2010 compared to the same period in 2009 mainly as a result of the increase in fees from credit and debit cards, asset management, stock brokerage and insurance brokerage.

Fees from small and mid-sized companies in our Retail segment decreased 17.8% mainly as a result of the lower fees received from the unauthorized overdraft of checking accounts.

Fees from institutions increased 25.0% primarily as a result of our increased business activity with universities, mainly as a result of increased fees from debit cards and cash management services.

Fees in the middle-market decreased by 1.7%, mainly as a result of a decrease in stand-by letters of credit in our foreign trade business and lower fees from the unauthorized overdraft of checking accounts.

Fees from global banking and markets segment increased by 23.6% mainly as a result of an increase in fees from mutual funds, brokerage services, custody services and investment banking activities.

For the years ended December 31, 2009 and 2008. Net fees and commission income grew by 4.5% to Ch$254,130 million in the year ended December 31, 2009 compared to the same period of 2008.

Fees from collections increased by 11.0% in the year ended December 31, 2009 compared to the year ended 2008. The fees from the collection of brokerage premiums on in-force credit insurance increased 28.4% in 2009 compared to 2008 and were the principal driver of this fee item.

Fees from checking accounts and lines of credit, which includes the maintenance fee for checking accounts and lines of credit and fees charged for the unauthorized overdraft of lines of credit, decreased 17.2% in 2009 compared to 2008.   This decrease was principally due to a 68.5% decrease in fees from unauthorized overdrafts of credit lines, which fees were prohibited by the SBIF beginning in May 2009.

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

Fees from office banking increased 31.3%. This was mainly due to an increase in on-line banking activities on behalf of middle-market and corporate clients.

Other fee income decreased by 60.7%. This was due in part to lower fees from the issuance of cashier’s checks and other services on behalf of companies which are now done more efficiently through automated processes but at lower prices.

By segment, retail banking fees increased by 6.6% in 2009 compared to 2008 mainly as a result of the increase in fees from credit and debit cards, asset management and insurance brokerage. This was partially offset by lower fees from checking accounts and lines of credit.

Fees in middle market segment increased by 22.1% mainly as a result of the rise in letters of credit and contingent operations and office banking fees. Fees from global banking and markets segment increased by 26.8% mainly as a result of an increase in letters of credit, investment banking, advisory services and office banking fees.

Financial transactions, net

The following table sets forth information regarding our income (expenses) from financial transactions for the years ended December 31, 2010, 2009 and 2008.

	Year ended December 31,			% Change	% Change
	2010	2009	2008	2010/2009	2009/2008
	(in millions of Ch$)
Net income from financial operations	38,755	3,887	273,477	897.0%	(98.6%)
Foreign exchange profit (loss), net	57,233	163,241	(187,042)	(64.9%)	–%
Total financial transactions, net	95,988	167,128	86,435	(42.6%)	93.4%

For the years ended December 31, 2010 and 2009. The net gains from financial transactions, which is the sum of trading activities, fair value adjustments in our securities portfolio and foreign exchange transactions totaled Ch$95,988 million in 2010 a decrease of 42.6% compared to the same period in 2009. These results include the results of our Treasury’s trading business and financial transactions with customers as well the results of our Financial Management Division.

The net income from financial operations was Ch$38,755 million in 2010 compared to Ch$3,887 million in 2009. In 2010, the Chilean peso appreciated 7.5% compared to a 19.5% appreciation in 2009. This explains the difference in results from derivatives classified as trading which totaled Ch$3,598 million in 2010 compared to a loss of Ch$102,825 million in 2009. Derivatives are mainly composed of forwards and swap contracts that hedge our spot position in foreign currency.  Our spot position includes all assets and liabilities in foreign currency and in Ch$ linked to US$ that are not derivatives.  For more details see “Item 11—Quantitative and Qualitative Disclosures About Market Risk—Market risk management—Market risk – local and foreign financial management”. As the Chilean peso appreciates, we usually record a low or negative result from the fair value of derivatives held for trading. Going forward, if the Chilean peso’s appreciation continues to slow down the results from derivatives classified as trading should continue to improve, but will be partially offset by a continued decline in our foreign exchange transaction results, which includes the mark-to-market of our spot foreign currency position.

	Year ended December 31,			% Change	% Change
	2010	2009	2008	2010/2009	2009/2008
	(in millions of Ch$)
Derivatives classified as trading	3,598	(102,825)	178,883	–%	–%
Trading investments	31,058	49,220	77,222	(36.9%)	(36.3%)
Sale of loans	12,397	9,231	15,017	34.3%	(38.5%)
Available-for-sale instruments sales	(8,319)	47,335	3,807	–%	1143.4%
Other results	,021	,926	(1,452)	(97.7%)	–%
Net income from financial operations	38,755	3,887	273,477	897.0%	(98.6%)

In 2010, we also recorded a gain of Ch$12,397 million from the sale of loans, mainly loans that have been previously charged-off compared to Ch$9,231 million in 2009. These loans were sold to various non-related collection companies and asset managers.

These positive factors have been partially offset by the higher interest rate environment which has negatively affected realized gains from the sale of available for sale fixed income instruments, which totaled a loss of Ch$8,319 million in 2010 compared to a gain of Ch$47,335 million in 2009 when interest rates declined significantly and we sold available-for-sale fixed income investments. This was partially offset by the increase in the inflation rates, which has increased the interest earned from our fixed income portfolio classified as trading included in this line item.

Foreign exchange profit (loss) net totaled a net gain of Ch$57,233 million in 2010 compared to a gain of Ch$163,241 million in 2009.  This decrease is the result of the lower rate of appreciation of the Chilean peso against the dollar 7.5% in 2010 compared to 19.5% in 2009. The effects on net income from the change in value of our spot foreign currency position should continue to be positive if the peso continues to appreciate as our funding base in foreign currency is larger than our spot asset position in foreign currency.

	Year ended December 31,			% Change	% Change
	2010	2009	2008	2010/2009	2009/2008
	(in millions of Ch$)
Foreign exchange transactions	273,997	401,695	(402,927)	(31.8%)	–%
Hedge-accounting derivatives	(215,721)	(266,221)	243,979	(19.0%)	–%
Translation gains and losses over assets and liabilities indexed to foreign currencies, net	(1,043)	27,767	(28,094)	–%	–%
Net results from foreign exchange profit (loss)	57,233	163,241	(187,042)	(64.9%)	–%

Foreign exchange transactions totaled a net gain of Ch$273,997 million in 2010 compared to a gain of Ch$401,695 million in 2009.  This lower result was mainly due to the lower rate of appreciation of the peso in 2010 compared to 2009.  This is largely offset by the fair value of foreign exchange derivatives in net gains from trading and fair value as described above. The derivatives included in this line item are mainly cross-currency swaps that hedge the interest rate risk of bonds issued abroad. Excluding derivatives that qualify for hedge accounting, the conversion and fair value of foreign currency derivatives are for the most part recognized as a gain or loss in the net results from fair value and trading and not as foreign exchange transactions. This distorts the results from fair value and trading and foreign exchange transactions. In order to more easily compare the results from financial transactions, net, we present the following table that separates the results by line of business.

	Year-ended December 31,			% Change
	2010	2009	2008	2010/2009	2009/2008
Santander Global Connect (1)	54,472	58,123	58,292	(6.3%)	(0.3%)
Market-making with clients	23,837	31,525	31,367	(24.4%)	0.5%
Sale of loans and charged-off loans	12,397	9,231	15,017	34.3%	(38.5%)
Client treasury services	90,706	98,879	104,675	(8.3%)	(5.5%)
Proprietary trading	5,879	16,392	3,874	(64.1%)	323.2%
Financial Management (ALCO) and other results (2)	(597)	51,856	(21,683)	(101.2%)	(339.2%)
Non-client treasury income	5,282	68,248	(18,240)	(92.3%)	–%
Total financial transactions, net	95,988	167,127	86,435	(42.6%)	93.4%

(1)   Santander Global Connect is our platform to sell derivatives to our clients, mainly corporations and the middle-market.
(2)
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

The results from Santander Global Connect and market-making mainly include the results from the sale of derivatives, foreign exchange and fixed income instruments to our client base. Santander Global Connect is a specialized platform designed to facilitate the sale of derivatives to a broad range of companies in all segments and through the branch network. In 2010, the results from Santander Global Connect decreased 6.3% mainly as a result of lower demand on behalf of clients of derivative instruments due to more stable market conditions in 2010 compared to 2009. Results from market making decreased 24.4% in 2010 as a result of the rising interest rate environment.

The results from proprietary trading totaled a gain of Ch$5,879 million in 2010 and decreased 64.1% compared to 2009. This decrease was mainly due to the rise in interest rates, which had a negative effect on our proprietary trading positions compared to the inverse scenario in 2009.

The results from the Financial Management Division and other results totaled a loss of Ch$597 million in 2010 compared to a gain of Ch$51,856 million in 2009. The lower gain recognized by the Financial Management Division was mainly due to lower gains from the sale of available-for-sale fixed income instruments in a rising interest rate environment.

For the years ended December 31, 2009 and 2008. The net gains from financial transactions, which is the sum of trading activities, mark-to-market adjustments and foreign exchange transactions totaled Ch$167,128 million for the year ended 2009, an increase of 93.4% compared to the corresponding period in 2008. These results include the results of our Treasury Department’s trading business and financial transactions with customers as well the results of our Financial Management division.

The net income from financial operations was Ch$3,887 million in 2009, a decrease of 98.6% compared to 2008. This lower result was mainly due to the appreciation of the Chilean peso and its effect on the mark-to-market of foreign currency derivatives, which was a loss of Ch$102,825 million, compared to a gain of Ch$178,883 million in the same period in 2008. These lower results were also due to lower interest income from our investments classified as trading. This was mainly due to the deflation in the period, which lowered the interest earned on these assets. These results were offset in part by the mark-to-market and the realized gains from our available-for-sale fixed income portfolio. These results totaled a gain of Ch$47,335 million in 2009 compared to a gain of Ch$3,807 million in 2008. In the last quarter of 2008, we increased our domestic bond portfolio as a result of the strong inflow of deposits and the high interest rate environment.  In the first half of 2009, as interest rates decreased we recognized gains from our fixed income portfolio. This portfolio is mainly comprised of Central Bank of Chile bonds.

These results were offset by the conversion gain of assets and liabilities denominated in foreign currencies and hedge-accounted derivatives recorded as a gain in the foreign exchange transactions line item. The derivatives included in this line item are mainly cross-currency swaps that hedge interest rate risk of bonds issued abroad. Foreign exchange profit (loss), totaled a net gain of Ch$163,241 million in 2009 compared to a loss of Ch$187,042 million in 2008. The appreciation of the Chilean peso in 2009 compared to depreciation in 2008 explains this difference in results and which was largely offset by the mark-to-market of foreign exchange derivatives in net gains from trading and mark-to-market as described above.

By line of business, in 2009, client treasury services decreased 5.5% to Ch$98,879 million mainly due to a 38.5% decrease in income from the sale of loans and charged-off loans as the economic slowdown in 2009 had a negative impact on the Bank’s ability to sell charged-off loans. The results from Santander Global Connect (SGC) decreased 0.3% and the Bank’s market-making business with clients increased 0.5% in the same period.

The results from non-client treasury activities totaled a gain of Ch$68,248 million compared to a loss of Ch$18,240 million in 2008. This is mainly due to better results from proprietary trading and Financial Management Division. The results from proprietary trading totaled a gain of Ch$16,392 million in 2009 compared to a gain of Ch$3,874 million in 2008. The sharp reduction in rates, especially in the first half of 2009, had a positive effect on our proprietary trading positions compared to the surge in inflation and rates in 2008. The results from the Financial Management Division and other results totaled a gain of Ch$51,856 million in 2009 compared to a loss of Ch$21,683 million in 2008. The gain recognized by the Financial Management Division was mainly due to the sale of available-for-sale fixed income instruments as rates fell, especially in the first quarter of 2009, in order to offset the negative impact of deflation on net interest margins.

Other operating income

	Year ended December 31,			% Change	% Change
	2010	2009	2008	2010/2009	2009/2008
	(In million of Chilean pesos)
Income from assets received in lieu of payment	1,556	29	1,518	5265.5%	(98.1%)
Net results from sale of investment in other companies	–	1,859	4,348	(100.0%)	(57.2%)
Operational leases	117	1,123	1,304	(89.6%)	(13.9%)
Gain on sale of Bank premises and equipment	31,246	7,622	1,248	309.9%	510.7%
Recovery of generic provisions for contingencies	7,040	14,793	1,246	(52.4%)	1087.2%
Insurance coverage for earthquake	3,175	–	–	–%	–%
Other	474	440	1,232	7.7%	(64.3%)
Sub-total other income	42,052	23,978	5,030	75.4%	376.7%
Total other operating income	43,608	25,866	10,896	68.6%	137.4%

For the years ended December 31, 2010 and 2009. Total other operating income totaled a gain of Ch$43,608 million in 2010 a 137.4% increase compared to 2009.  In 2010, we sold 43 branches for a gain of Ch$30,934 million recognized as income from the sale of our property, plant and equipment. These branches are now rented to us. We did not finance this acquisition and the acquirers were non-related parties.

Gains from the recovery of generic provisions not related to any specific risk and non-credit contingencies, such as legal and tax contingencies, decreased 52.4% in 2010. The gains in 2010 result from the reversal of Ch$7,040 million of generic provisions recognized in previous periods for non-specific risks and non-credit contingencies.  We incurred costs in 2010 after the Chilean earthquake, and we reversed a part of the generic provisions we recognized in previous periods to minimize the costs we incurred after the earthquake. The figure in 2009 includes the reversal during that year of Ch$14,793 million of non-specific contingencies, recognized at the beginning of 2009 and previous periods, reversed in order to cover specific credit provisions to loans, which were reflected under provision for loan losses, as a result of recalibration of its credit models. See “—Provision Expense” below and see “Note 22a” of the Audited Consolidated Financial Statements for a detailed description of the change in provisions for contingencies.

We also recognized Ch$3,175 million from insurance claims from earthquake damage to branches and other installations, which in turn partially offset the impairment recognized in operating expenses as a result of the loss in value of some fixed assets attributable to this same event.

For the years ended December 31, 2009 and 2008. Other operating income totaled a gain of Ch$25,866 million in 2009, and 137.4% increase from Ch$10,896 million in 2008.  In 2009, income from repossessed assets totaled Ch$29 million, a 98.1% decline compared to the corresponding period in 2008, mainly due to the economic downturn, which led to us holding on to repossessed assets for longer periods. Income from the sale of investments in other companies decreased by 57.2% mainly as a result of a Ch$1,847 million gain from the sale of shares in Visa Inc. and MasterCard in the first half of 2009, compared to a Ch$974 million one-time gain from the sale of shares in the Santiago Stock Exchange and a Ch$3,368 million one-time gain from the sale of shares in Visa Inc. in the first half of 2008.

The gains from the sale of Bank premises and equipment increased 510.7% to Ch$7,622 million. This result includes a one-time gain of Ch$7,072 million from the sale of a building in December 2009.

Finally, gains from the recovery of generic provisions not related to any specific risk and non-credit contingencies, such as legal and tax contingencies increased 1,087.2% to Ch$14,793 million. This figure includes the reversal during 2009 of non-specific contingencies, recognized at the beginning of 2009 and previous periods, as the Bank assigned specific credit provisions to loans, which were reflected under provision for loan losses, as a result of recalibration of its credit models. See “—Provision Expense”; see “Note 36(a)” to our Audited Consolidated Financial Statements.

Provision for loan losses

The following table sets forth, for the periods indicated, certain information relating to our provision expenses.

	Year ended December 31,			% Change	% Change
	2010	2009	2008	2010/2009	2009/2008
	(in millions of Ch$)
Gross provision expenses(1)	(77,348)	(76,588)	(51,505)	1.0%	48.7%
Charge-offs	(207,046)	(295,831)	(274,372)	(30.0%)	7.8%
Recoveries of loans previously charged-off	30,479	39,274	37,894	(22.4%)	3.6%
Provision expenses, net	(253,915)	(333,145)	(287,983)	(23.8%)	15.7%
Period-end loans(2)	15,727,282	13,751,276	14,681,088	14.4%	(6.3%)
Past due loans(3)	206,601	193,250	160,824	6.9%	20.2%
Non-performing loans(4)	416,739	409,067	383,458	1.9%	6.7%
Impaired loans(5)	1,480,476	1,485,737	870,259	(0.4%)	70.7%
Loan loss allowance(6)	425,447	349,527	274,240	21.7%	27.5%
Non-performing loans / period-end loans(4)	2.65%	2.97%	2.61%
Past due loans / period-end loans	1.31%	1.41%	1.10%
Loan loss allowances / Total loans	2.71%	2.54%	1.87%
Coverage ratio non-performing loans(7)	102.09%	85.44%	71.52%
Coverage ratio past due loans(8)	205.93%	180.87%	170.52%

(1)	Net of the reversal of allowances on loans charged off during the period.

(2)	Includes Ch$95,534 million in 2008, Ch$23,412 million in 2009 and Ch$69,726 million in 2010 in interbank loans.

(3)	Past-due loans all are installments and lines of credit that are over 90 days past due.

(4)	Non-performing loans include the aggregate unpaid principal and accrued but unpaid interest on all loans with at least one installment over 90 days overdue.

(5)
Impaired loans defined as of December 31, 2010 and 2009 include: (A) for loans whose allowance is determined on an individual basis, impaired loans include: (1) all loans to a debtor that are rated C1 through D2 and (2) total loans to single debtors with a loan that is non-performing, excluding residential mortgage loans if the non-performance of the mortgage loans is less than 90 days; (B) for loans whose loan loss allowance is determined on a group basis, impaired loans include: (1) total loans to a debtor, when a loan to that debtor is non-performing or has been renegotiated, excluding performing residential mortgage loans and (2) if the loan that is non-performing or renegotiated is a residential mortgage loan all loans to that debtor are considered impaired. Impaired loans as of December 31, 2008 include: (i) all non-performing loans, (ii) all renegotiated consumer loans, and (iii) all commercial loans that are at risk of default.  As a result of this change in definition impaired loans as of December 31, 2008 are not comparable to December 31, 2010 and 2009 figures.

(6)	Includes Ch$35 million in 2008, Ch$42 million in 2009 and Ch$54 million in allowance for loan losses for interbank loans.

(7)	Loan loss allowance divided by non-performing loans.

(8)	Loan loss allowance divided by past due loans.

For the years ended December 31, 2010 and 2009. Net provision expense decreased by 23.8% to Ch$253,915 million in 2010 compared to 2009. Gross provision expense increased 1.0% to Ch$77,348 million. This increase was mainly due to higher gross provisions in consumer lending. We recognized Ch$30,466 million in provisions mainly for consumer loans as a result of improvements made to our credit scoring models. The minimum provision required for clients in most risk profiles was increased for performing consumer loans (see “Item 5: F. Selected Statistical Information—Classification of Loan Portfolio”) and this effect was recognized as a larger Provision Expenses and greater Provision for Loan Losses.  The 69.4% decrease in gross provisions expense for commercial loans was mainly due to the improved economic environment that improved asset quality among our commercial loan clients.

The following table shows gross provision expense by type of loan:

Gross provision expense by loan product	Year ended December 31,			% Change	% Change
	2010	2009	2008	2010/2009	2009/2008
	(in millions of Ch$)
Consumer loans	(58,984)	(19,030)	(12,207)	210.0%	55.9%
Residential mortgage loans	(799)	(3,903)	(3,044)	(79.5%)	28.2%
Commercial loans	(15,994)	(52,340)	(35,812)	(69.4%)	46.2%
Contingent loans (off-balance sheet)	(1,559)	(1,308)	(407)	19.2%	221.4%
Interbank loans	(12)	(7)	(35)	71.4%	80.0%
Total gross provisions	(77,348)	(76,588)	(51,505)	1.0%	48.7%

Charge-offs decreased 30.0% in the periods being analyzed, totaling Ch$207,046 million. This was mainly due to an improvement in the asset quality of our consumer loans. Consumer loan charge-offs decreased 49.1% in 2010 compared to 2009. The ratio of non-performing consumer loans to total consumer loans improved from 3.73% as of December 31, 2009 to 3.00% as of December 31, 2010. Coverage of consumer non-performing loans has also increased from 198.7% as of December 31, 2009 to 278.6% as of December 31, 2010. The rise in charge-offs in residential mortgage and commercial loans were mainly due to impacts of the earthquake. The following table shows charge-offs by type of loan:

Charge-offs by loan product	Year ended December 31,			% Change	% Change
	2010	2009	2008	2010/2009	2009/2008
	(in millions of Ch$)
Consumer loans	(121,621)	(239,005)	(236,405)	(49.1%)	1.1%
Residential mortgage loans	(14,549)	(8,708)	(5,032)	67.1%	73.1%
Commercial loans	(70,876)	(48,118)	(32,935)	47.3%	46.1%
Total charge-offs	(207,046)	(295,831)	(274,372)	(30.0%)	7.8%

Recoveries on loans previously charged-off decreased by 22.4% in 2010 compared to 2009. In 2010 and previous periods, we have sold charged-off loans to third parties, recognizing a net gain in financial transactions.  The income received from the sale of these charged-off loans is recognized as net income from financial transactions as disclosed in “Note 11” of our Audited Consolidated Financial Statements.  We view this as a more efficient manner to recover value from the older stock of charged-off loans as this decreases our costs of collections; however, this leads to a decrease in recoveries recognized in this line item.  The following table shows recoveries by type of loan:

Recovery of loans previously charged-off	Year ended December 31,			% Change	% Change
	2010	2009	2008	2010/2009	2009/2008
	(in millions of Ch$)
Consumer loans	22,096	28,268	26,718	(21.8%)	5.8%
Residential mortgage loans	1,389	2,560	1,932	(45.7%)	32.5%
Commercial loans	6,994	8,446	9,244	(17.2%)	(8.6%)
Total recoveries	30,479	39,274	37,894	(22.4%)	3.6%

Recoveries of loans previously charged-off are recognized as income in the line item “Provision for loan losses” within the Consolidated Statement of Income. We only recognize recoveries on loans previously charged off when interest and/or principal are paid in cash in connection with a loan that has already been charged-off in its entirety. Such recoveries do not have an impact on our allowance for loan losses because these recoveries are for loans that have been already charged-off and recognized as a loss in our Consolidated Statements of  Income and are no longer on our statement of Consolidated Statements of Financial Position.

In some instances, we will sell a portfolio of charged-off loans to a third party. Gain (losses) on sale of these charged-off loans is recognized as net income from financial operations as disclosed in “Note 11” and “Note 30” of our Audited Consolidated Financial Statements. The following table sets forth information about our sale of charged-off loans in 2010, 2009 and 2008.

Gains on sale of loans previously charged-off	Year ended December 31,			% Change	% Change
	2010	2009	2008	2010/2009	2009/2008
	(in millions of Ch$)
Sale of charged-off loans	9,824	8,689	14,037	13.1%	(38.1%)

The following table sets forth, for the periods indicated, our net provision expense broken down by business segment.

	Year ended December 31,			% Change	% Change
	2010	2009	2008	2010/2009	2009/2008
	(in millions of Ch$)
Individuals	(154,362)	(229,801)	(221,715)	(32.8%)	3.6%
Small and mid sized companies (SMEs)	(70,850)	(76,075)	(53,669)	(6.9%)	41.7%
Institutional	(482)	(327)	(290)	47.4%	12.8%
Total middle-market (Companies)	(24,532)	(24,333)	(16,188)	0.8%	50.3%
Global banking & markets	(2,570)	(2,511)	(759)	2.3%	230.8%
Other	(1,119)	(98)	4,638	1,041.8%	–%
Total provisions, net	(253,915)	(333,145)	(287,983)	(23.8%)	15.7%

We believe that our loan loss allowance are currently adequate for all known and estimated incurred losses.

For the years ended December 31, 2009 and 2008. Net provision expense for loan losses totaled Ch$333,145 million for the year ended December 31, 2009, an increase of 15.7% compared to 2008.

Gross provision expense increased by 48.7% to Ch$76,588 million in 2009 compared to the corresponding period in 2008.  This rise was mainly due to the recalibration of our consumer credit scoring model. All consumer loans are now assigned a provision at the moment a loan is granted that depends on the risk profile of the client. In addition, the historical time period used for statistically determining the risk level of consumer loans was shortened in the first half of 2009 from 21 months to 18 months for non-renegotiated loans and 12 months for renegotiated loans. This recalibration was done in order to increase the weighting of the time period in which the economic downturn has been affecting the risk levels of the consumer loan book. The Bank also made some adjustments to its commercial loan portfolio credit scoring models in 2009. In total these changes resulted in approximately Ch$35,000 million in additional provisions in 2009 of which Ch$32,000 million were with respect to loans to individuals and Ch$3,000 million the commercial loan book.  The rise in gross provisions was also due to an increase in risk of the commercial loan book, especially in the salmon sector.

Charge-offs increased 7.8% in 2009 compared to 2008, totaling Ch$295,831 million. This was mainly due to a 46.1% increase in charge-offs in the commercial loan portfolio in 2009 compared to 2008 as a result of the economic downturn that hurt asset quality in various sectors of the economy. Charge-offs in the consumer loan portfolio increased 1.1%.

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

By business segment, the 15.7% increase in provision expense was mainly due to the 41.7% increase in net provision expense among SMEs, the middle market and global banking and markets.  This rise was due to an increase in risk of the commercial loan book as a result of the economic downturn and higher provisions in the salmon sector, which are mainly middle market clients.

Net provision expense among individuals only increased 3.6% in 2009 compared to 2008.  During 2009, we also sought to reduce exposure to the riskiest consumer loans. Loan growth in Santander Banefe, the Bank’s business segment for mid-lower income individuals, decreased 12.7% in 2009 compared to 2008. This was offset by an 8.4% increase in lending to individuals in Banca Comercial that encompasses mainly the less riskier mid-upper income individuals. We also modified our collection procedures for short-term non-performing consumer loans (< 90 days and before being charged-off) by placing commercial teams as the main responsible for performing this task instead of the collections area.  This was done by increasing the weighting of recoveries on variable incentives for commercial teams and improving IT systems so commercial teams could receive more quickly alerts regarding their client base.

Operating expenses

The following table sets forth information regarding our operating expenses in the years  ended December 31, 2010, 2009 and 2008.

	Year ended December 31,			% Change	% Change
	2010	2009	2008	2010/2009	2009/2008
	(in millions of Ch$)
Personnel salaries and expenses	(250,265)	(224,484)	(246,775)	11.5%	(9.0%)
Administrative expenses	(147,343)	(136,712)	(133,682)	7.8%	2.3%
Depreciation and amortization	(49,403)	(46,623)	(47,627)	6.0%	(2.1%)
Impairment	(4,925)	(75)	(84)	6,466.7%	(10.7%)
Other operating expenses	(45,402)	(37,364)	(36,298)	21.5%	2.9%
Total operating expenses	(497,338)	(445,258)	(464,466)	11.7%	(4.1%)
Efficiency ratio (1)	37.0%	34.2%	37.7%

(1)	The efficiency ratio is the ratio of total operating expenses to total operating income. Total operating income consists of net interest income, fee income, and other operating income.

For the years ended December 31, 2010 and 2009. Operating expenses in 2010 increased 11.7% compared to 2009. The efficiency ratio was 37.0% in 2010 compared to 34.2% in 2009, as the increase in operating income was offset by earthquake-related expenses, and greater expenses incurred as a result of stronger business activity.

The 11.5% increase in personnel salaries and expenses was mainly due to higher variable incentives and higher salaries as a result of greater commercial activity and productivity, as well as higher severance payments. Average headcount in the periods being analyzed decreased 2.9%

Administrative expenses increased 7.8%. This was mainly due to higher rent and maintenance expenses of branches, ATM locations and other equipment as a result of higher expenses incurred due to the February 2010 earthquake and tsunami. The rise in administrative expenses was also due to an increase in technology and communication services, an increase in costs of outsourced data processing and higher marketing expenses.

Depreciation and amortization expense increased 6.0%, mainly due to higher amortization expenses of intangible assets such as software and other computer systems.

Operating expenses were also negatively affected by the Ch$4,925 million impairment charged recognized in 2010. This was mainly due to impairment charges directly related to earthquake-related effects on our installations. This was partially offset by insurance claim revenue recognized in other operating income.

The following table sets forth information regarding other operating expenses in 2010, 2009 and 2008.
	Year ended December 31,			% Change	% Change
Other operating expenses	2010	2009	2008	2010/2009	2009/2008
	(in millions of Ch$)
Repossessed asset expenses	(5,986)	(6,128)	(3,178)	(2.3%)	92.8%
Credit card expenses	(6,777)	(5,902)	(7,286)	14.8%	(19.0%)
Customer service expenses	(7,756)	(8,807)	(9,366)	(11.9%)	(6.0%)
Earthquake related expenses	(5,875)	–	–	–%	–%
Provision for contingencies	(775)	(1,088)	(1,075)	(28.8%)	1.2%
Other expenses	(18,233)	(15,439)	(15,393)	18.1%	(0.3%)
Total	(45,402)	(37,364)	(36,298)	21.5%	2.9%

Other operating expenses were Ch$45,402 million in 2010, a 21.5% increase compared to 2009. The increase in other operating expenses was also due in part to: (i) higher expenses caused by the February 2010 earthquake, which totaled Ch$5,875 million in 2010, (ii) the 14.8% increase in credit card related expenses in line with greater commercial activity and the increase in the number of alliances for co-branding credit cards and (iii) the 18.1% increase in other expenses which in turn was mainly due to higher operating charge-offs, greater expenses from life insurance and general product insurance policies and greater taxes on expenses paid overseas. For more detail on other operating expenses, see “Note 36b” of the Audited Consolidated Financial Statements.

The following table sets forth, for the periods indicated, our personnel, administrative and depreciation expenses broken down by business segment.

	Year ended December 31,			% Change	% Change
	2010	2009	2008	2010/2009	2009/2008
	(in millions of Ch$)
Individuals	(291,208)	(268,934)	(281,532)	8.3%	(4.5%)
Small and mid-sized companies	(67,059)	(58,741)	(61,663)	14.2%	(4.7%)
Institutional	(10,108)	(6,799)	(7,189)	48.7%	(5.4%)
Total middle-market (Companies)	(32,623)	(30,628)	(32,692)	6.5%	(6.3%)
Global banking and markets	(30,788)	(29,485)	(31,184)	4.4%	(5.4%)
Other	(20,150)	(13,307)	(13,908)	51.4%	(4.3%)
Total personnel, administrative expense, depreciation and amortization and impairment	(451,936)	(407,894)	(428,168)	10.8%	(4.7%)

By business segments the 10.8% increase in costs in 2010 compared to 2009 was mainly due to greater expenses incurred as a result of stronger business activity. The increase in other includes the impairment charges due to the earthquake.

For the years ended December 31, 2009 and 2008. Operating expenses in 2009 decreased by 4.1% compared to 2008. The efficiency ratio improved from 37.7% in 2008 to 34.2% in 2009. The 9.0% decrease in personnel salaries and expenses was mainly due to the 5.3% reduction in average headcount, an 82.7% reduction in severance payments and other cost saving measures.  Administrative expenses increased 2.3% in 2009 compared to 2008, mainly due to higher rent expenses for branch and ATM locations.  Depreciation and amortization expense decreased by 2.1%, mainly due to lower depreciation expense of real estate as we spent less on improvements and remodeling and lower depreciation of intangibles as three computer systems completed their depreciation schedule in 2008.

Other operating expenses were Ch$37,364 million in 2009, a 2.9% increase compared to 2008. Other operating expenses include provisions and expenses related to repossessed assets, expenses related to our credit card business, customer service expenses mainly related to our call-center and other expenses such as non-credit charge-offs, the cost of insurance policies (mainly life insurance) for products, and tax paid on interest of foreign debt issued by us. Other operating expenses also include provisions for contingencies that may be non-specific credit or other impairments such as tax and legal contingencies. The rise in other expenses was mainly due to a 92.8% rise in expenses related to repossessed assets, which was a result of an increase in provisions for repossessed assets in line with the economic downturn and higher expenses to maintain repossessed assets.  By business segment, the 4.7% decrease in personnel, administrative and depreciation expenses was mainly due to cost-cutting and increases in productivity among all business segments.

Income tax

	Year ended December 31,			% Change	% Change
	2010	2009	2008	2010/2009	2009/2008
	(in millions of Ch$)
Income before tax	592,815	525,534	480,709	12.8%	9.3%
Income tax	(85,343)	(88,924)	(59,742)	(4.0%)	48.8%
Effective tax rate(1)	14.4%	16.9%	12.4%

(1)	The effective tax is the income tax divided by net income before tax.

For the years ended December 31, 2010 and 2009. Our income tax expense decreased by 4.0% in 2010 compared to 2009. The effective tax rate paid was 14.4% in 2010 compared to 16.9% in 2009. The statutory tax rate in Chile has not changed in 2010 and was 17% on income before taxes.  The lower effective tax rate is mainly due to the fact that Chilean tax regulations still require corporations to recognize the effects of price level restatement on equity even though inflation accounting is no longer required by Chilean GAAP. In 2009, as inflation was negative, stated net income and taxable net income were similar. In 2010, the higher inflation rate has resulted in a loss for tax purposes from price level restatement of equity and thus a lower effective tax rate.

The Chilean government and Congress have approved a temporary increase in the corporate tax rate to 20% in 2011, 18.5% in 2012 and back to 17% in 2013, as part of the plan to finance the reconstruction of public works in the zones most affected by the February 2010 earthquake and tsunami.  As a result of these changes, we had to apply these future tax rates to deferred taxes. The application of the new corporate tax rates over deferred taxes, resulted in a higher net asset position in deferred taxes, and the resulting changes to our assets and liabilities from this change in deferred taxes resulted in a lower effective tax rate in 2010.

For the years ended December 31, 2009 and 2008. Our income tax expense increased by 48.8% in 2009 compared to 2008. The effective tax rate paid was 16.9% in 2009 compared to 12.4% in 2008.  The higher effective tax rate in 2009 compared to 2008 was mainly due to the fact that Chilean tax regulations still require corporations to recognize the effects of price level restatement on equity even though inflation accounting is no longer required by Chilean GAAP. In 2009, as inflation was negative, stated net income and taxable net income were similar. In 2008, the higher inflation rate resulted in a loss for tax purposes from price level restatement of equity and thus a lower effective tax rate.

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

The following table sets forth our contractual obligations and commercial commitments by time remaining to maturity.  As of the date of the filing of this Annual Report, the Bank does not have significant purchase obligations. As of December 31, 2010, the scheduled maturities of our contractual obligations and of other commercial commitments, including accrued interest, were as follows:
Contractual Obligations	Demand (MCh$)	Up to 1 month (MCh$)	Between 1 and 3 months (MCh$)	Between 3 and 12 months (MCh$)	Subtotal up to 1 year (MCh$)	Between 1 and 5 years (MCh$)	More than 5 years (MCh$)	Subtotal after 1 year M(Ch$)	Total (MCh$)
Investments under repurchase agreements	-	284,020	9,769	936	294,725	-	-	-	294,725
Time deposits and other time liabilities	104,362	2,167,851	1,713,684	2,350,479	6,336,376	898,241	24,140	922,381	7,258,727
Financial derivative contracts	-	137,501	155,431	343,771	636,703	696,219	311,057	1,007,276	1,643,979
Interbank borrowings	831	29,877	179,361	1,249,718	1,459,787	124,270	-	124,270	1,584,057
Issued debt instruments	-	6,007	130,557	442,986	579,550	1,807,541	1,803,797	3,611,338	4,190,888
Other financial liabilities	38,567	1,089	773	3,613	44,042	39,677	82,570	122,247	166,289
Total liabilities	143,760	2,626,345	2,189,575	4,391,503	9,351,183	3,565,948	2,221,564	5,787,512	15,138,695

Operational Leases

Certain bank premises and equipment are leased under various operating leases. Future minimum rental commitments as of December 31, 2010, under non-cancelable leases are as follows:
As of December 31, 2010
(in millions of Ch$)
Due within 1 year	14,301
Due after 1 year but within 2 years	12,859
Due after 2 years but within 3 years	11,339
Due after 3 years but within 4 years	10,194
Due after 4 years but within 5 years	8,720
Due after 5 years	58,724
Total	116,137

Other Commercial Commitments

As of December 31, 2010, the scheduled maturities of other commercial commitments, including accrued interest, were as follows:

Other Commercial Commitments	Up to 1 month (MCh$)	Between 1 and 3 months (MCh$)	Between 3 and 12 months (MCh$)	Between 1 and 5 years (MCh$)	More than 5 years (MCh$)	Total (MCh$)

Guarantees	53,165	98,144	248,969	465,532	32,941	898,751
Confirmed foreign letters of credit	8,912	38,093	1,011	37,723	-	85,739
Letters of credit issued	63,368	99,828	10,779	35,537	20	209,532
Pledges and other commercial commitments	6,131	85,670	12,570	62,179	-	166,550
Total other commercial commitments	131,576	321,735	273,329	600,971	32,961	1,360,572

Risk-Weighted Assets and Regulatory Capital

We currently have regulatory capital in excess of the minimum requirement under the current Chilean regulations. According to the General Banking Law, a bank is required to have regulatory capital of at least 8% of its risk weighted assets, net of required loan loss allowances, and paid in capital and reserves (i.e., the basic capital, as defined above) of at least 3% of its total assets, net of required loan loss allowances. For these purposes, the regulatory capital of a bank is the sum of (1) the bank’s basic capital, (2) subordinated bonds issued by the bank valued at their placement price for an amount up to 50% of its basic capital; provided that the value of the bonds is required to be decreased by 20% for each year that elapses during the period commencing six years prior to their maturity, and (3) its voluntary allowances for loan losses, for an amount of up to 1.25% of its risk weighted assets. Santander Chile does not have goodwill, but if it did, this value would be required to be deducted from regulatory capital. When calculating risk weighted assets, we also include off-balance sheet contingent loans. The merger of Old Santander Chile and Santiago on August 1, 2002 required a special regulatory pre-approval of the SBIF, which was granted on May 16, 2002. The resolution granting this pre-approval imposed a regulatory capital to risk weighted assets ratio of 12% for the merged bank. This requirement was reduced to 11% by the SBIF effective January 1, 2005. For purposes of weighing the risk of a bank’s assets, the General Banking Law considers five different categories of assets, based on the nature of the issuer, the availability of funds, and the nature of the assets and the existence of collateral securing such assets.

The following table sets forth our consolidated and risk-weighted assets and regulatory capital as of December 31, 2010 and 2009.

	Consolidated assets as of		Risk-weighted assets
	December 31, 2010	December 31, 2009	December 31, 2010	December 31, 2009
	(Ch$ million)
Asset Balance (Net of allowances)(3)
Cash and deposits in bank	1,762,198	2,043,458	-	-
Unsettled transactions	374,368	468,134	126,083	191,287
Trading investments	379,670	798,539	57,588	41,918
Investments under resale agreements	170,985	14,020	98,323	14,020
Financial derivative contracts	1,452,068	1,391,886	871,872	837,692
Interbank loans	69,672	23,370	13,934	4,674
Loans and accounts receivables from customers	15,215,318	13,378,379	13,350,182	11,717,337
Available for sale investments	1,473,980	1,830,090	101,875	154,089
Investments in other companies	7,275	7,417	7,275	7,417
Intangibles assets	77,990	77,260	77,990	77,260
Property, plant and equipment	154,985	184,122	154,985	184,122
Current taxes	12,499	4,541	1,250	454
Deferred taxes	117,964	95,229	11,796	9,523
Other assets	640,937	452,559	474,135	269,313
Off-balance sheet assets
Contingent loans	3,173,789	1,160,118	1,897,977	693,009
Total	25,083,698	21,929,122	17,245,265	14,202,115

			Ratio(1) (2)
	December 31, 2010	December 31, 2009	December 31, 2010	December 31, 2009
	(Ch$ million)%			%
Basic capital	1,831,798	1,658,316	7.30	7.56
Regulatory capital	2,503,898	2,214,092	14.52	15.59

(1)	As a percentage of total assets.

(2)	As a percentage of risk weighted assets (BIS ratio).

(3)	As required by local regulations.

In line with the future adoption of Basel II regulations in Chile, the SBIF has recently proposed to increase the minimum regulatory capital ratio from 8% to 10%, which would require an amendment to the General Banking Law. Although we currently have a regulatory capital ratio of 14.52%, this change could require us to inject additional capital to our business in the future. According to initial estimates of the impact of market risk on regulatory capital, published by the SBIF, our regulatory capital to risk-weighted assets, net of loan loss allowance and deductions, including an initial estimate of the adjustments for market risk set forth under Basel II was 13.26% as of December 31, 2010. No assurance can be given that these changes will not have a material impact on our capitalization ratio.

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

a) Trading

	As of December 31,
	2010	2009	2008
	(in millions of Ch$)
Chilean Central Bank and Government Securities
Chilean Central Bank bonds	247,019	667,703	786,263
Chilean Central Bank notes	68,985	63,868	218,355
Other Chilean Central Bank and government securities	7,123	29,806	71,739
Subtotal	323,127	761,377	1,076,357
Other Chilean Securities
Time deposits in Chilean financial institutions	-	-	-
Mortgage bonds of Chilean financial institutions	-	11	2,787
Chilean financial institutions bonds	19,628	-	3,030
Chilean corporate bonds	11,404	-	24,832
Other Chilean securities	-	-	-
Subtotal	31,032	11	30,649
Foreign Financial Securities	-	-	-
Other foreign financial instruments	-	-	-
Subtotal	-	-	-
Investments in mutual funds	-	-	-
Funds managed by related entities	25,511	37,151	59,420
Subtotal	25,511	37,151	59,420

Total	379,670	798,539	1,166,426

b) Available for sale

	As of December 31,
	2010	2009	2008
	(in millions of Ch$)
Chilean Central Bank and Government Securities
Chilean Central Bank bonds	555,981	1,063,879	690,123
Chilean Central Bank notes	366,210	264,011	49,204
Other Chilean Central Bank and government securities	175,296	212,362	93,128
Subtotal	1,097,487	1,540,252	832,455
Other Chilean Securities
Time deposits in Chilean financial institutions	-	41,407	1,305
Mortgage bonds of Chilean financial institutions	218,112	236,847	284,033
Chilean financial institution bonds	-	-	-
Chilean corporate bonds	-	11,584	13,522
Other Chilean securities	147,833	-	-
Subtotal	365,945	289,838	298,860
Others Financial Securities
Central Bank and Government Foreign Securities	-	-	-
Other Foreign financial securities(1)	10,548	-	448,925
Subtotal	10,548	-	448,925

Total	1,473,980	1,830,090	1,580,240

(1)	Corresponds to overnight dollar deposits in the U.S.

c) Held-to-maturity

No financial investments were classified as held-to-maturity as of December 31, 2010, 2009 and 2008.

The following table sets forth an analysis of our investments as of December 31, 2010 by remaining maturity and the weighted average nominal rates of such investments.

	Within one year	Weighted average Nominal Rate	After one year but within five years	Weighted average Nominal Rate	After five years but within ten years	Weighted average Nominal Rate	After ten years	Weighted average Nominal Rate	Total	Weighted average Nominal Rate
	(in millions of Ch$ , except rates)
Held for Trading
Central Bank and Government Securities
Central Bank bonds	146,603	0.7	100,252	2.0	164	2.9			247,019	1.2
Central Bank notes	40,000	2.1	28,882	2.0	103	2.8	-	-	68,985	2.1
Other Chilean Central Bank and Treasury securities	-	-	6,227	2.7	875	4.2	21	3.3	7,123	2.9
Subtotal	186,603		135,361		1,142		21		323,127
Other Chilean Securities
Mortgage finance bonds	-	-	-	-	-	-	-	-	-
Chilean financial institutions bonds	13,671	1.9	4,711	2.5	1,246	3.3	-	-	19,628	2.1
Chilean corporate bonds	-	-	10,355	3.3	1,049	4.0	-	-	11,404	3.3
Subtotal	13,671		15,066		2,295				31,032
Investment in mutual funds
Mutual funds administered by related parties	25,511	0.3	-	-	-	-	-	-	25,511	0.3
Subtotal	25,511		-		-		-		25,511
Total	225,785		150,427		3,437		21		379,670

	Within one year	Weighted average Nominal Rate	After one year but within five years	Weighted average Nominal Rate	After five years but within ten years	Weighted average Nominal Rate	After ten years	Weighted average Nominal Rate	Total	Weighted average Nominal Rate
	(in millions of Ch$, except percentages )
Available-for-sale Investments
Central Bank and Government Securities
Central Bank Bonds	112,772	2.0	415,385	4.0	27,824	5.4			340,529	3.7
Central Bank notes	309,325	0.3	56,760	0.4	125	3.0			581,662	0.3
Others securities	5,667	2.5	47,260	5.3	122,134	5.6	235	4.7	175,296	5.4
Subtotal	427,764		519,405		150,083		235		1,097,487
Others Financial Securities
Mortgage Finance Bonds	38	4.7	2,047	3.7	21,925	3.6	194,102		218,112	3.8
Chilean Corporate Bonds	147,541	0.3	292	7.9		-			147,833	0.3
Deposit in Chilean Financial Institutions										-
Chilean Others Securities
Central Bank and Government Foreign Securities	-		10,548	4.8					10,548	4.8
Others Foreign Securities	-								-	-
Subtotal	147,579		12,887		21,925		194,102		376,493
Total	575,343		532,292		172,008		194,337		1,473,980

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

Our general policy is to maintain liquidity adequate to ensure our ability to honor withdrawals of deposits, make repayments of other liabilities at maturity, extend loans and meet our own working capital needs. Our minimum amount of liquidity is determined by the statutory reserve requirements of the Central Bank. Deposits are subject to a statutory reserve requirement of 9% for demand deposits and 3.6% for Chilean peso, UF-denominated and foreign currency denominated time deposits with a term of less than a year. (See “Item 4: C. Business Overview—Regulation and Supervision”). The Central Bank has statutory authority to increase these percentages to up to 40% for demand deposits and up to 20% for time deposits. In addition, a 100% special reserve (reserva técnica) applies to demand deposits, deposits in checking accounts, other demand deposits received or obligations payable on sight and incurred in the ordinary course of business, other than deposits unconditionally payable immediately. This special reserve requirement applies to the amount by which the total of such deposits exceeds 2.5 times the amount of a bank’s regulatory capital. Interbank loans are deemed to have a maturity of more than 30 days, even if payable within the following 10 days.

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

We have set other liquidity limits and ratios that minimize liquidity risk. (See “Item 11: Quantitative and Qualitative Disclosure About Market Risk”).

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

Millions of Ch$	Year ended December 31,
	2010	2009	2008
Net cash provided by operating activities	(64,037)	1,323,587	(10,324)

The cash consumed by operating activities in 2010 was Ch$64,037 million and was mainly due to the increase in loans in line with the rise in economic activity partially offset by a rise in deposits and bonds issued.  In 2009, operating activities provided net cash of Ch$1,323,587 million mainly due to the slower economic environment that reduced our loan portfolio and a increase in bond issuances. This was offset by a reduction in time deposits.  The Ch$10,324 million in cash consumed by operating activities in 2008 was mainly due to an increase in the Bank’s loan book offset in part by the rise in deposits.

Millions of Ch$	Year ended December 31,
	2010	2009	2008
Net cash provided by investment activities	(20,019)	(28,129)	(45,339)

In 2010, the cash used by investing activities was Ch$20,019 million mainly relating to investments in property, plant and equipment. This was partially offset by the sale of branches in 2010. Net cash used in investing activities in 2009 totaled Ch$28,129 million. The largest consumption of cash involved the purchase of fixed and intangible assets offset in part by the sale of fixed assets. In 2008, the consumption of cash for investing totaled Ch$45,339 million for the same reasons as in 2009.

Millions of Ch$	Year ended December 31,
	2010	2009	2008
Net cash provided by financing activities	(258,756)	(172,065)	(173,608)

In 2010, 2009 and 2008, the net cash used by financing activities can be explained by the Bank’s annual dividend payment each year.

Deposits and Other Borrowings

The following table sets forth our average daily balance of liabilities for the years ended December 31, 2010, 2009 and 2008, in each case together with the related average nominal interest rates paid thereon.

(millions of Ch$, except percentages)	2010			2009			2008
	Average Balance	% of Total Average Liabilities	Average Nominal Rate	Average Balance	% of Total Average Liabilities	Average Nominal Rate	Average Balance	% of Total Average Liabilities	Average Nominal Rate
Savings accounts	102,732	0.5%	1.2%	100,294	0.5%	(1.0%)	100,520	0.5%	8.5%
Time deposits	7,482,544	35.9%	3.0%	8,355,446	41.8%	2.8%	8,343,001	45.1%	9.8%
Central Bank borrowings	304,292	1.5%	0.5%	297,346	1.5%	0.9%	58,546	0.3%	8.6%
Repurchase agreements	196,719	0.9%	1.2%	486,000	2.4%	2.9%	376,365	2.0%	10.6%
Mortgage finance bonds	224,436	1.1%	7.8%	301,501	1.5%	2.8%	372,493	2.0%	15.0%
Other interest bearing liabilities	5,126,595	24.6%	4.5%	3,909,793	19.6%	2.5%	3,373,806	18.3%	14.3%
Subtotal interest bearing liabilities	13,437,318	64.4%	3.5%	13,450,380	67.3%	2.6%	12,624,731	68.2%	11.1%
Non-interest bearing liabilities
Non-interest bearing deposits	3,152,513	15.1%		2,475,050	12.4%		2,456,747	13.3%
Derivatives	1,323,161	6.3%		1,387,026	6.9%		1,332,232	7.2%
Other non-interest bearing liabilities	1,192,374	5.7%		1,079,516	5.4%		769,286	4.2%
Shareholders’ equity	1,752,329	8.4%		1,599,938	8.0%		1,299,098	7.1%
Subtotal non-interest bearing liabilities	7,420,377	35.6%		6,541,530	32.7%		5,857,363	31.8%
Total liabilities	20,857,695	100.0%		19,991,910	100.0%		18,482,094	100.0%

Our most important source of funding is our time deposits. Average time deposits represented 35.9% of our average total liabilities and shareholders’ equity in 2010. Our current funding strategy is to continue to utilize all sources of funding in accordance with their costs, their availability and our general asset and liability management strategy. Special emphasis is being placed on lengthening the maturities of time deposits with institutional clients and increasing in general our deposits from retail customers. We also intend to continue to broaden our customer deposit base and to emphasize core deposit funding. We have also followed the strategy in 2010 of increasing senior and subordinated bonds to increase the duration of liabilities and fund the growth of the mortgage portfolio. We believe that broadening our deposit base by increasing the number of account holders has created a more stable funding source.

Composition of Deposits

The following table sets forth the composition of our deposits and similar commitments at December 31, 2010, 2009 and 2008.

	2010	2009	2008
	(in millions of Ch$)
Demand deposits and other demand obligations
Current accounts	3,330,352	2,776,607	2,268,991
Other deposits and demand accounts	368,934	303,495	206,347
Other demand obligations	537,148	453,432	472,824
Subtotals	4,236,434	3,533,534	2,948,162
Time deposits and other time deposits
Time deposits	7,154,396	4,219,392	9,476,024
Time saving accounts	103,191	98,985	102,951
Other time deposits	1,170	2,856,880	177,291
Subtotals	7,258,757	7,175,257	9,756,266
Total deposits and other commitments	11,495,191	10,708,791	12,704,428

Maturity of Deposits

The following table sets forth information regarding the currency and maturity of our deposits as of December 31, 2010, expressed in percentages of our total deposits in each currency category. UF-denominated deposits are similar to peso-denominated deposits in all respects, except that the principal is readjusted periodically based on variations in the Chilean consumer price index.

	Ch$	UF	Foreign Currencies	Total
Demand deposits	0.1%	0.0%	0.0%	0.0%
Savings accounts	0.0%	4.8%	0.0%	1.4%
Time deposits:
Maturing within 3 months	61.1%	25.8%	80.1%	53.5%
Maturing after 3 but within 6 months	19.5%	9.9%	14.5%	16.0%
Maturing after 6 but within 12 months	12.5%	29.3%	5.3%	16.4%
Maturing after 12 months	6.8%	30.2%	0.0%	12.7%
Total time deposits	99.9%	95.2%	100.0%	98.6%
Total deposits	100.0%	100.0%	100.0%	100.0%

The following table sets forth information regarding the maturity of our outstanding time deposits in excess of US$100,000 as of December 31, 2010.

	Ch$	UF	Foreign Currencies	Total
	(in millions of Ch$)
Time deposits:
Maturing within 3 months	2,359,912	499,529	724,732	3,584,173
Maturing after 3 but within 6 months	808,917	205,381	145,895	1,160,193
Maturing after 6 but within 12 months	524,721	606,181	53,405	1,184,307
Maturing after 12 months	202,978	542,896	61	745,935
Total time deposits	3,896,528	1,853,987	924,093	6,674,608

Short-term Borrowings

The principal categories of our short-term borrowings are repurchase agreements and interbank borrowings. The table below presents the amounts outstanding at each year-end indicated and the weighted-average nominal interest rate for each such year by type of short-term borrowing.

	2010		2009		2008
	Balance	Weighted- Average Nominal Interest Rate	Balance	Weighted- Average Nominal Interest Rate	Balance	Weighted- Average Nominal Interest Rate
	in millions of Ch$, except percentages
Obligations arising from repurchase agreements	294,725	0.2%	166,852	0.2%	291,940	6.3%
Obligations with the Central Bank	1,307	0.5%	947,753	0.5%	269,430	8.5%
Loans from domestic financial institutions	–		26,301	0.4%	5,003	8.1%
Foreign obligations	1,458,479	0.8%	1,812,296	0.7%	1,107,997	1.9%
Total short-term borrowings	1,754,511	0.7%	2,953,202	0.6%	1,674,370	3.7%

The following table shows the average balance and the average nominal rate for each short-term borrowing category for the years indicated.

	2010		2009		2008
	Balance	Weighted- Average Nominal Interest Rate	Balance	Weighted- Average Nominal Interest Rate	Balance	Weighted- Average Nominal Interest Rate
	in millions of Ch$, except percentages
Obligations arising from repurchase agreements	294,725	0.20%	1,114,605	0.20%	307,630	6.30%
Obligations with the Central Bank	1,307	0.50%	1,850	0.50%	3,012	8.50%
Loans from domestic financial institutions	-	-%	26,301	0.40%	5,003	8.10%
Foreign obligations	1,458,479	0.81%	1,812,296	0.70%	1,107,997	1.90%
Total short-term borrowings	1,754,511	0.71%	2,955,052	0.51%	1,423,642	2.89%

The following table presents the maximum month-end balances of our principal sources of short-term borrowings during the years indicated.

	Maximum 2010 Month-End Balance	Maximum 2009 Month-End Balance	Maximum 2008 Month-End Balance
	In millions of Ch$
Obligations arising from repurchase agreements	1,180,620	1,165,241	425,463
Obligations with the Central Bank	1,740	2,711	2,675
Loans from domestic financial institutions	13,923	256,717	154,101
Foreign obligations	2,098,648	2,014,913	1,751,620
Total short-term borrowings	3,294,931	3,439,582	2,333,859

Total Borrowings

	As of December 31, 2010
	Long-term	Short-term	Total
	(in millions of Ch$)
Central Bank Credit lines for renegotiations of loans (a)	-	1,307	1,307
Investment under repurchase agreements	-	294,725	294,725
Mortgage finance bonds (b)	183,383	10,751	194,134
Senior bonds (c)	2,763,572	547,107	3,310,679
Subordinated bonds (d)	664,383	21,692	686,075
Borrowings from domestic financial institutions	-	-	-
Foreign borrowings (e)	124,271	1,458,479	1,582,750
Other obligations (f)	122,247	44,042	166,289
Total borrowings	3,857,856	2,378,103	6,235,959

	As of December 31, 2009
	Long-term	Short-term	Total
	(in millions of Ch$)
Central Bank Credit lines for renegotiations of loans (a)	-	1,850	1,850
Investment under repurchase agreements	-	1,114,605	1,114,605
Mortgage finance bonds (b)	213,853	50,011	263,864
Senior bonds (c)	1,901,972	166,814	2,068,786
Subordinated bonds (d)	592,026	-	592,026
Borrowings from domestic financial institutions	-	26,301	26,301
Foreign borrowings (e)	206,343	1,812,296	2,018,639
Other obligations (f)	109,013	37,898	146,911
Total borrowings	3,023,207	3,209,775	6,232,982

	As of December 31, 2008
	Long-term	Short-term	Total
	(in millions of Ch$)
Central Bank Credit lines for renegotiations of loans (a)	-	3,012	3,012
Investment under repurchase agreements	853	561,370	562,223
Mortgage finance bonds	289,913	54,767	344,680
Senior bonds	1,362,198	256,582	1,618,780
Subordinated bonds	687,912	-	687,912
Borrowings from domestic financial institutions	-	5,003	5,003
Foreign borrowings	309,055	1,107,997	1,417,052
Other obligations	32,277	99,041	131,318
Total borrowings	2,682,208	2,087,772	4,769,980

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

	As of December 31, 2010	As of December 31, 2009
	(in millions of Ch$)
Due within 1 year	1,307	1,850
Total	1,307	1,850

(b)   Mortgage finance bonds

These bonds are used to finance the granting of mortgage loans. The outstanding principal amounts of the bonds are amortized on a quarterly basis. The range of maturities of these bonds is between five and twenty years. The bonds are linked to the UF index and bear a real weighted-average annual interest rate of 5.6% as of December 31, 2010. The following table sets forth the remaining maturities of our mortgage finance bonds at December 31, 2010.

As of December 31, 2010
(in millions of Ch$)
Due within 1 year	10,751
Due after 1 year but within 2 years	7,171
Due after 2 years but within 3 years	8,745
Due after 3 years but within 4 years	12,286
Due after 4 years but within 5 years	26,253
Due after 5 years	128,928
Total mortgage finance bonds	194,134

(c)   Senior Bonds

The following table sets forth, at the dates indicated, our issued bonds. The bonds are denominated principally in UFs or U.S. dollars, and are principally used to fund the Bank’s mortgage portfolio.

	As of December 31,
	2010	2009	2008
	(in millions of Ch$)
Santander bonds denominated in UF	1,952,051	1,660,877	1,362,198
Santander bonds denominated in US$	936,134	407,909	256,582
Santander bonds denominated in CHF$	174,297	-	-
Santander bonds denominated in $	248,197	-	-
Total bonds	3,310,679	2,068,786	1,618,780

The maturities of these bonds are as follows:

As of December 31, 2010
(in millions of Ch$)
Due within 1 year	547,107
Due after 1 year but within 2 years	374,727
Due after 2 years but within 3 years	389,813
Due after 3 years but within 4 years	390,953
Due after 4 years but within 5 years	340,331
Due after 5 years	1,267,748
Total bonds	3,310,679

In 2010, we issued bonds for UF 21,496,000; USD 1,200,000,000; CHF 350,000,000; and CLP 247,255,000,000; detailed as follows:

Series		Amount	Term	Issue rate	Issuance Date	Maturity Date
F6	UF	1,090,000 (i)	5 years	3.50 % per annum simple	09/01/2009	09/01/2014
F7	UF	3,000,000 (ii)	4.5 years	3.30 % per annum simple	11/01/2009	05/01/2014
F8	UF	3,000,000 (iii)	4.5 years	3.60 % per annum simple	01/01/2010	07/01/2014
F9	UF	3,000,000 (iv)	5 years	3.70 % per annum simple	01/01/2010	01/01/2015
FA	UF	2,840,000 (v)	4 years	To maturity (bullet)	04/01/2010	04/01/2014
FB	UF	3,000,000 (vi)	5 years	3,0% annual due	04/01/2010	04/01/2015
FC	UF	4,000,000 (vii)	5 years	4.5% annual due	08/01/2010	08/01/2015
FD	UF	1,566,000 (viii)	5 years	To maturity (bullet)	09/01/2010	09/01/2015
Total	UF	21,496,000
Floating rate note	USD	500,000,000 (ix)	2 years	Libor (3 months) + 125 bp	04/15/2010	04/12/ 2012
Fixed rate bond	USD	500,000,000 (x)	5 years	3.75 % per annum simple	09/15/2010	09/15/2015
Floating rate note	USD	200,000,000 (xi)	1 year	Libor (3 months) + 100 bp	09/15/2010	09/15/2011
Total	USD	1,200,000,000
Fixed rate bond	CHF	250,000,000 (xii)	5 years	2.25% coupon rate	11/16/2010	12/16/2015
Floating rate note	CHF	100,000,000 (xiii)	3 years	Libor (3 months) + 100 bp	11/16/2010	11/16/2013
Total	CHF	350,000,000 (xii)
CLP bond	CLP	247,255,000,000 (xiv)	10 years	6.5% coupon rate	09/15/2010	09/22/2020
Total	CLP	247,255,000,000

(d)    Subordinated bonds

The following table sets forth, at the dates indicated, the balances of our subordinated bonds. The following table sets forth, at the dates indicated, our issued subordinated bonds. The bonds are denominated principally in UFs or U.S. dollars, and are principally used to fund the Bank’s mortgage portfolio and are considered to be a part of our regulatory capital.

	As of December 31,
	2010	2009	2008
	(in millions of Ch$)
Subordinated bonds denominated in US$	244,957	278,087	364,410
Subordinated bonds linked to the UF	441,118	313,939	323,502
Total subordinated bonds	686,075	592,026	687,912

The maturities of these bonds, which are considered long-term, are as follows.

As of December 31, 2010
(in millions of Ch$)
Due within 1 year	21,692
Due after 1 year but within 2 years	105,505
Due after 2 years but within 3 years	-
Due after 3 years but within 4 years	139,452
Due after 4 years but within 5 years	12,305
Due after 5 years	407,121
Total subordinated bonds	686,075

In 2010, we issued subordinated bonds on the local market for UF 4,950,000, which is broken down as follows:

			Interest	Date of	Date of
Series	Amount	Term	rate	issuance	maturity
G2	UF 1,950,000	30 years	4.8 % per annum simple	06/17/2010	03/01/2038
G4	UF 3,000,000	30 years	3.9% annual due	07/01/2010	07/01/2040
Total	UF 4,950,000

(e)   Foreign borrowings

These are short-term and long-term borrowings from foreign banks used to fund our foreign trade business. The maturities of these borrowings are as follows.
As of December 31, 2010
(in millions of Ch$)
Due within 1 year	1,458,479
Due after 1 year but within 2 years	110,218
Due after 2 years but within 3 years	14,053
Due after 3 years but within 4 years	-
Due after 5 years	-
Total loans from foreign financial institutions	1,582,750

(f)      Other obligations

Other obligations are summarized as follows:

As of December 31,
2010
(in millions of Ch$)
Long term obligations
Due after 1 years but within 2 years	4,606
Due after 2 years but within 3 years	3,090
Due after 3 years but within 4 years	28,786
Due after 4 years but within 5 years	3,194
Due after 5 years	82,571
Long-term financial obligations subtotals	122,247

Short term obligations:
Amounts due to credit card operators	38,567
Acceptance of letters of credit	721
Other long-term financial obligations, short-term portion	4,754
Short-term financial obligations subtotals	44,042

Other financial obligations totals	166,289

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

The following table presents the Bank’s outstanding contingent loans as of December 31, 2010, 2009 and 2008:

	As of December 31,
	2010	2009	2008
	(in millions of Ch$)
Issued and documented letters of credit	209,532	155,956	181,381
Confirmed foreign letters of credit	85,739	35,818	122,783
Documented guarantees	898,751	655,780	766,727
Other guarantees	166,550	169,931	172,568
Subtotals	1,360,572	1,017,485	1,243,459
Lines of credit with immediate availability	4,832,359	4,615,787	4,041,849
Other irrevocable obligation	129,428	-	-
Totals	6,322,359	5,633,272	5,285,308

Asset and Liability Management

Please refer to “Item 11: Quantitative and Qualitative Disclosure About Market Risk—Market Risk Exposure Categories” regarding our policies with respect to asset and liability management.

Capital Expenditures

The following table reflects capital expenditures in each of the three years ended December 31, 2010, 2009 and 2008:

	Year Ended December 31,
	2010	2009	2008
	(in millions of Ch$)
Land and buildings	7,884	5,730	10,310
Machinery and equipment	7,781	5,085	5,949
Furniture, vehicles, other	3,336	941	3,303
Total	19,001	11,756	19,562

The increase in capital expenditures in 2010 was mainly due to higher investments to refurbish branches as well as expenditures to repair earthquake damages.

F. Selected Statistical Information

The following information is included for analytical purposes and should be read in conjunction with our Audited Consolidated Financial Statements as well as the discussion in the section entitled “Management’s Discussion and Analysis of our Financial Condition and Results of Operations.”  The UF is linked to, and is adjusted daily to reflect changes in the previous month’s Chilean consumer price index.  See “Item 5: C. Operating Results—Impact of Inflation”. The following tables show, by currency of denomination, average balances and, where applicable, interest amounts and real rates for our assets and liabilities for the years ended December 31, 2010, 2009 and 2008.

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

The following tables show, by currency of denomination, average balances and, where applicable, interest amounts and real rates for our assets and liabilities for the years ended December 31, 2010, 2009 and 2008.

	Year ended December 31,
	2010				2009				2008
	Average Balance	Interest Earned	Average Real Rate	Average Nominal Rate	Average Balance	Interest Earned	Average Real Rate	Average Nominal Rate	Average Balance	Interest Earned	Average Real Rate	Average Nominal Rate
	(in millions of Ch$, except for rate data)
ASSETS
INTEREST-EARNING ASSETS
Deposits in Central Bank
Ch$	433,176	6,411	(1.0%)	1.5%	207,738	2,652	3.9%	1.3%	114,052	9,515	(0.5%)	8.3%
UF	–	–	–%	–%	–	–	–%	–%	–	–	–%	–%
Foreign currencies	–	–	–%	–%	–	–	–%	–%	–	–	–%	–%
Subtotal	433,176	6,411	(1.0%)	1.5%	207,738	2,652	3.9%	1.3%	114,052	9,515	(0.5%)	8.3%
Financial investments
Ch$	1,055,255	25,439	(0.1%)	2.4%	939,455	32,782	6.2%	3.5%	851,635	80,356	0.5%	9.4%
UF	545,775	34,602	3.7%	6.3%	547,220	4,507	3.5%	0.8%	614,704	51,794	(0.4%)	8.4%
Foreign currencies	652,464	12,892	(8.0%)	2.0%	486,051	5,840	(17.8%)	1.2%	900,291	5,888	19.1%	0.7%
Subtotal	2,253,464	72,933	(1.5%)	3.2%	1,972,726	43,129	(0.5%)	2.2%	2,366,630	138,038	7.3%	5.8%
Commercial Loans
Ch$	4,024,823	313,063	5.1%	7.8%	3,624,473	375,026	13.2%	10.4%	3,232,299	456,590	4.8%	14.1%
UF	2,791,495	192,518	4.3%	6.9%	2,822,742	111,952	6.7%	4.0%	3,015,409	410,113	4.3%	13.6%
Foreign currencies	932,257	30,479	(6.8%)	3.3%	1,053,718	53,074	(14.7%)	5.0%	1,076,102	60,080	24.9%	5.6%
Subtotal	7,748,575	536,060	3.4%	6.9%	7,500,933	540,052	6.9%	7.2%	7,323,810	926,783	7.6%	12.7%
Consumer loans
Ch$	2,270,711	477,155	18.1%	21.0%	2,018,473	501,981	28.1%	24.9%	1,835,824	449,591	14.3%	24.5%
UF	97,905	8,209	5.7%	8.4%	115,640	6,320	8.2%	5.5%	113,148	18,161	6.6%	16.1%
Foreign currencies	10,446	–	(9.8%)	–%	8,161	1	(18.8%)	–%	8,161	–	18.3%	0.0%
Subtotal	2,379,062	485,364	17.5%	20.4%	2,142,274	508,302	26.9%	23.7%	1,957,133	467,752	13.9%	23.9%
Mortgage loans
Ch$	28,522	2,263	5.3%	7.9%	6,028	535	11.7%	8.9%	14,359	1,310	0.2%	9.1%
UF	4,293,315	301,864	4.4%	7.0%	3,946,434	101,804	5.3%	2.6%	3,637,661	510,362	4.7%	14.0%
Foreign currencies	–	–	–%	–%	–	–	–%	–%	–	–	–%	–%
Subtotal	4,321,837	304,127	4.4%	7.0%	3,952,462	102,339	5.3%	2.6%	3,652,020	511,672	4.7%	14.0%
Interbank Loans
Ch$	48,485	934	(0.6%)	1.9%	19,532	262	4.0%	1.3%	16,838	1,077	(2.3%)	6.4%
UF	–	–	–%	–%	–	–	–%	–%	56	–	(8.2%)	–%
Foreign currencies	1,229	–	(9.8%)	0.0%	2,521	–	(18.8%)	–%	5,618	196	22.4%	3.5%
Subtotal	49,714	934	(0.8%)	1.9%	22,053	262	1.4%	1.2%	22,512	1,273	3.8%	5.7%
Investments under agreements to resell
Ch$	44,969	6,256	11.1%	13.9%	261,288	10,680	6.8%	4.1%	21,148	1,610	(1.2%)	7.6%
UF	15,898	428	0.2%	2.7%	852	31	6.4%	3.6%	–	–	–%	–%
Foreign currencies	1,403	22	(8.4%)	1.6%	198	6	(16.4%)	3.0%	–	–	–%	–%
Subtotal	62,270	6,706	7.9%	10.8%	262,338	10,717	6.8%	4.1%	21,148	1,610	(1.2%)	7.6%
Threshold
Ch$	–	–	–%	–%	–	–	–%	–%	–	–	–%	–%
UF	–	–	–%	–%	–	–	–%	–%	–	–	–%	–%
Foreign currencies	231,385	448	(9.6%)	0.2%	205,068	325	(18.7%)	0.2%	224,449	4,703	20.8%	2.1%
Subtotal	231,385	448	(9.6%)	0.2%	205,068	325	(18.7%)	0.2%	224,449	4,703	20.8%	2.1%
Total interest-earning assets (1)
Ch$	7,905,911	831,521	7.8%	10.5%	7,076,987	923,918	16.0%	13.1%	6,086,155	1,000,049	6.9%	16.4%
UF	7,744,388	537,621	4.3%	6.9%	7,432,888	224,614	5.7%	3.0%	7,380,978	990,430	4.2%	13.4%
Foreign currencies	1,829,184	43,841	(7.6%)	2.4%	1,755,717	59,246	(16.1%)	3.4%	2,214,621	70,867	22.1%	3.2%
Subtotal	17,479,483	1,412,983	4.6%	8.1%	16,265,592	1,207,778	7.8%	7.4%	15,681,754	2,061,346	7.8%	13.1%

	Year ended December 31,
	2010				2009				2008
	Average Balance	Interest Earned	Average Real Rate	Average Nominal Rate	Average Balance	Interest Earned	Average Real Rate	Average Nominal Rate	Average Balance	Interest Earned	Average Real Rate	Average Nominal Rate
NON-INTEREST-EARNING ASSETS	(in millions of Ch$, except for rate data)
Cash
Ch$	421,903	–	–	–	398,396	–	–	–	275,180	–	–	–
UF	–	–	–	–	–	–	–	–	–	–	–	–
Foreign currencies	13,484	–	–	–	14,482	–	–	–	19,432	–	–	–
Subtotal	435,387	–	–	–	412,878	–	–	–	294,612	–	–	–
Allowance for loan losses										–	–	–
Ch$	(444,122)	–	–	–	(315,361)	–	–	–	(248,172)	–	–	–
UF	–	–	–	–	–	–	–	–	–	–	–	–
Foreign currencies	–	–	–	–	–	–	–	–	–	–	–	–
Subtotal	(444,122)	–	–	–	(315,361)	–	–	–	(248,172)	–	–	–
Property, plant and equipment										–	–	–
Ch$	176,367	–	–	–	215,789	–	–	–	257,548	–	–	–
UF	–	–	–	–	–	–	–	–	–	–	–	–
Foreign currencies	–	–	–	–	–	–	–	–	–	–	–	–
Subtotal	176,367	–	–	–	215,789	–	–	–	257,548	–	–	–
Derivatives										–	–	–
Ch$	1,617,480	–	–	–	1,708,712	–	–	–	1,861,855	–	–	–
UF	(124,606)	–	–	–	(184,072)	–	–	–	(1,507,963)	–	–	–
Foreign currencies	(60,410)	–	–	–	(7,390)	–	–	–	1,064,876	–	–	–
Subtotal	1,432,464	–	–	–	1,517,250	–	–	–	1,418,768	–	–	–
Financial investments trading (1)										–	–	–
Ch$	90,605	–	–	–	233,977	–	–	–	125,073	–	–	–
UF	665,607	–	–	–	726,009	–	–	–	308,302	–	–	–
Foreign currencies	30,407	–	–	–	45,029	–	–	–	28,367	–	–	–
Subtotal	786,619	–	–	–	1,005,015	–	–	–	461,742	–	–	–
Other assets										–	–	–
Ch$	724,156	–	–	–	688,310	–	–	–	184,142	–	–	–
UF	66,279	–	–	–	42,584	–	–	–	66,754	–	–	–
Foreign currencies	201,062	–	–	–	159,853	–	–	–	364,946	–	–	–
Subtotal	991,497	–	–	–	890,747	–	–	–	615,842	–	–	–
Total non-interest earning assets										–	–	–
Ch$	2,586,389	–	–	–	2,929,823	–	–	–	2,455,626	–	–	–
UF	607,280	–	–	–	584,521	–	–	–	(1,132,907)	–	–	–
Foreign currencies	184,543	–	–	–	211,974	–	–	–	1,477,621	–	–	–
Total	3,378,212	–	–	–	3,726,318	–	–	–	2,800,340	–	–	–
TOTAL ASSETS
Ch$	10,492,300	831,521	–	–	10,006,810	923,918	–	–	8,541,781	1,000,049	–	–
UF	8,351,668	537,621	–	–	8,017,409	224,614	–	–	6,248,071	990,430	–	–
Foreign currencies	2,013,727	43,841	–	–	1,967,691	59,246	–	–	3,692,242	70,867	–	–
Total	20,857,695	1,412,983	–	–	19,991,910	1,207,778	–	–	18,482,094	2,061,346	–	–

	Year ended December 31,
	2010				2009				2008
	Average Balance	Interest Paid	Average Real Rate	Average Nominal Rate	Average Balance	Interest Paid	Average Real Rate	Average Nominal Rate	Average Balance	Interest Paid	Average Real Rate	Average Nominal Rate
	(in millions of Ch$, except for rate data)
LIABILITIES AND SHAREHOLDERS' EQUITY
INTEREST-BEARING LIABILITIES
Savings accounts
Ch$	1,103	3	(2.2%)	0.3%	777	11	4.1%	1.5%	739	13	(6.5%)	1.8%
UF	101,629	1,231	(1.3%)	1.2%	99,517	(1,039)	1.6%	(1.0%)	99,781	8,516	(0.3%)	8.5%
Foreign currencies	-	-	-%	-%	-	-	-%	-%	-	-	-%	-%
Subtotal	102,732	1,234	(1.3%)	1.2%	100,294	(1,028)	1.6%	(1.0%)	100,520	8,529	(0.3%)	8.5%
Time deposits
Ch$	3,914,178	89,808	(0.2%)	2.3%	4,442,195	183,641	6.9%	4.1%	3,879,461	291,134	(1.3%)	7.5%
UF	2,107,484	117,230	3.0%	5.6%	2,490,859	19,618	3.4%	0.8%	2,958,841	368,973	3.3%	12.5%
Foreign currencies	1,460,882	12,997	(9.0%)	0.9%	1,422,392	26,614	(17.3%)	1.9%	1,504,699	55,842	(4.8%)	3.7%
Subtotal	7,482,544	220,035	(1.0%)	3.0%	8,355,446	229,873	1.7%	2.8%	8,343,001	715,949	(0.3%)	9.8%
Central Bank borrowings
Ch$	302,807	1,648	(1.9%)	0.5%	295,319	2,561	3.5%	0.9%	55,300	4,570	(0.6%)	8.3%
UF	1,485	10	(1.8%)	0.7%	2,027	(11)	2.1%	(0.5%)	3,246	386	2.8%	11.9%
Foreign currencies	-	-	-%	-%	-	-	-%	-%	-	-	-%	-%
Subtotal	304,292	1,658	(1.9%)	0.5%	297,346	2,550	3.5%	0.9%	58,546	4,956	(0.4%)	8.6%
Repurchase agreements
Ch$	142,572	937	(1.8%)	0.7%	461,168	13,454	5.6%	2.9%	311,307	34,487	2.0%	11.1%
UF	51,516	1,437	0.3%	2.8%	23,915	429	4.5%	1.8%	9,080	940	1.3%	10.4%
Foreign currencies	2,631	3	(9.7%)	0.1%	917	1	(18.7%)	0.1%	55,978	1,925	(5.0%)	3.4%
Subtotal	196,719	2,377	(1.4%)	1.2%	486,000	13,884	5.5%	2.9%	376,365	37,352	0.9%	10.6%
Mortgage finance bonds
Ch$	-	-	-%	-%	-	-	-%	-%	-	-	-%	-%
UF	224,436	17,445	5.1%	7.8%	301,501	8,391	5.5%	2.8%	372,493	55,713	5.6%	15.0%
Foreign currencies	-	-	-%	-%	-	-	-%	-%	-	-	-%	-%
Subtotal	224,436	17,445	5.1%	7.8%	301,501	8,391	5.5%	2.8%	372,493	55,713	5.6%	15.0%
Other interest-bearing liabilities
Ch$	167,944	30,982	15.6%	18.4%	141,415	8,173	8.6%	5.8%	99,390	10,697	(1.7%)	10.8%
UF	2,086,698	155,009	4.8%	7.4%	1,825,455	40,171	4.9%	2.2%	1,497,974	260,230	7.8%	17.4%
Foreign currencies	2,871,953	44,524	(8.4%)	1.6%	1,942,923	49,248	(16.6%)	2.5%	1,776,442	75,854	(4.2%)	4.3%
Subtotal	5,126,595	230,515	(2.2%)	4.5%	3,909,793	97,592	(5.7%)	2.5%	3,373,806	346,781	1.3%	14.3%
Total interest-bearing liabilities
Ch$	4,528,604	123,378	0.2%	2.7%	5,340,874	207,840	6.6%	3.9%	4,346,197	340,901	(1.0%)	7.8%
UF	4,573,248	292,362	3.8%	6.4%	4,743,274	67,559	4.1%	1.4%	4,941,415	694,758	4.7%	14.1%
Foreign currencies	4,335,466	57,524	(8.6%)	1.3%	3,366,232	75,863	(17.0%)	2.3%	3,337,119	133,621	(4.5%)	4.0%
Total	13,437,318	473,264	(1.4%)	3.5%	13,450,380	351,262	(0.2%)	2.6%	12,624,731	1,169,280	0.3%	11.1%

	Year ended December 31,
	2010				2009				2008
	Average Balance	Interest Paid	Average Real Rate	Average Nominal Rate	Average Balance	Interest Paid	Average Real Rate	Average Nominal Rate	Average Balance	Interest Paid	Average Real Rate	Average Nominal Rate
	(in millions of Ch$, except for rate data)
NON-INTEREST-BEARING LIABILITIES
Non-interest bearing demand deposits
Ch$	3,132,540	-	-	-	2,458,860	-	-	-	2,455,741	-	-	-
UF	15,226	-	-	-	13,039	-	-	-	25	-	-	-
Foreign currencies	4,747	-	-	-	3,151	-	-	-	981	-	-	-
Subtotal	3,152,513	-	-	-	2,475,050	-	-	-	2,456,747	-	-	-
Derivatives
Ch$	1,094,480	-	-	-	1,059,863	-	-	-	1,027,615	-	-	-
UF	115,981	-	-	-	193,392	-	-	-	168,985	-	-	-
Foreign currencies	112,700	-	-	-	133,771	-	-	-	135,632	-	-	-
Subtotal	1,323,161	-	-	-	1,387,026	-	-	-	1,332,232	-	-	-
Other non-interest-bearing liabilities
Ch$	526,376	-	-	-	512,216	-	-	-	423,539	-	-	-
UF	350,588	-	-	-	287,124	-	-	-	244,874	-	-	-
Foreign currencies	315,410	-	-	-	280,176	-	-	-	100,873	-	-	-
Subtotal	1,192,374	-	-	-	1,079,516	-	-	-	769,286	-	-	-
Shareholders’ Equity
Ch$	1,752,329	-	-	-	1,599,938	-	-	-	1,299,098	-	-	-
UF	-	-	-	-	-	-	-	-	-	-	-	-
Foreign currencies	-	-	-	-	-	-	-	-	-	-	-	-
Subtotal	1,752,329	-	-	-	1,599,938	-	-	-	1,299,098	-	-	-
Total non-interest-bearing liabilities and shareholder’s equity
Ch$	6,505,725	-	-	-	5,630,877	-	-	-	5,205,993	-	-	-
UF	481,795	-	-	-	493,555	-	-	-	413,884	-	-	-
Foreign currencies	432,857	-	-	-	417,098	-	-	-	237,486	-	-	-
Subtotal	7,420,377	-	-	-	6,541,530	-	-	-	5,857,363	-	-	-
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY
Ch$	11,034,329	123,378	-	-	10,971,751	207,840	-	-	9,552,190	340,901	-	-
UF	5,055,043	292,362	-	-	5,236,829	67,559	-	-	5,355,299	694,758	-	-
Foreign currencies	4,768,323	57,524	-	-	3,783,330	75,863	-	-	3,574,605	133,621	-	-
Total	20,857,695	473,264	-	-	19,991,910	351,262	-	-	18,482,094	1,169,280	-	-

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

	Increase (Decrease) from 2009 to 2010				Increase (Decrease) from 2008 to 2009
	Due to Changes in				Due to Changes in
	Volume	Rate	Rate and Volume	Net Change from 2009 to 2010	Volume	Rate	Rate and Volume	Net Change from 2008 to 2009
ASSETS
Interest-earning assets
Deposits in Central Bank
Ch$	2,917	403	439	3,759	7,745	(8,019)	(6,589)	(6,863)
UF	–	–	–	–	–	–	–	–
Foreign currencies	–	–	–	–	–	–	–	–
Total	2,917	403	439	3,759	7,745	(8,019)	(6,589)	(6,863)
Financial investments
Ch$	4,252	(10,322)	(1,273)	(7,343)	8,230	(50,596)	(5,208)	(47,574)
UF	(18)	30,117	(40)	30,095	(5,673)	(46,741)	5,127	(47,287)
Foreign currencies	1,847	3,877	1,328	7,052	(2,793)	4,711	(1,966)	(48)
Total	6,037	23,672	15	29,804	(236)	(92,626)	(2,047)	(94,909)
Commercial loans
Ch$	42,086	(93,881)	(10,168)	(61,963)	54,608	(121,432)	(14,740)	(81,564)
UF	(950)	82,160	(644)	80,566	(26,253)	(290,379)	18,471	(298,161)
Foreign currencies	(6,373)	(18,213)	1,991	(22,595)	(1,161)	(5,980)	135	(7,006)
Total	34,763	(29,934)	(8,821)	(3,992)	27,194	(417,791)	3,866	(386,731)
Consumer loans
Ch$	63,318	(78,410)	(9,734)	(24,826)	44,382	7,283	725	52,390
UF	(965)	3,361	(507)	1,889	401	(11,978)	(264)	(11,841)
Foreign currencies	(1)	–	–	(1)	–	1	–	1
Total	62,352	(75,049)	(10,241)	(22,938)	44,783	(4,694)	461	40,550
Mortgage loans
Ch$	2,013	(60)	(225)	1,728	(762)	(30)	17	(775)
UF	9,719	174,359	15,982	200,060	43,220	(416,573)	(35,205)	(408,558)
Foreign currencies	–	–	–	–	–	–	–	–
Total	11,732	174,299	15,757	201,788	42,458	(416,603)	(35,188)	(409,333)
Interbank loans
Ch$	376	122	174	672	174	(853)	(136)	(815)
UF	–	–	–	–	–	–	–	–
Foreign currencies	–	–	–	–	(108)	(196)	108	(196)
Total	376	122	174	672	66	(1,049)	(28)	(1,011)
Investments Under Agreements to Resell
Ch$	(8,861)	25,616	(21,179)	(4,424)	18,227	(744)	(8,413)	9,070
UF	540	(8)	(135)	397	–	–	31	31
Foreign currencies	36	(3)	(17)	16	–	–	6	6
Total	(8,285)	25,605	(21,331)	(4,011)	18,227	(744)	(8,376)	9,107
Threshold
Ch$	–	–	–	–	–	–	–	–
UF	–	–	–	–	–	–	–	–
Foreign currencies	123	–	–	123	(409)	(4,335)	366	(4,378)
Total	123	–	–	123	(409)	(4,335)	366	(4,378)
Total interest-earning assets
Ch$	106,101	(156,532)	(41,996)	(92,397)	132,604	(174,391)	(34,344)	(76,131)
UF	8,362	289,989	14,656	313,007	11,695	(765,671)	(11,840)	(765,816)
Foreign currencies	(4,368)	(14,339)	3,302	(15,405)	(4,471)	(5,799)	(1,351)	(11,621)
Total	110,095	119,118	24,008	205,205	139,828	(945,861)	(47,535)	(853,568)

	Increase (Decrease) from 2009 to 2010				Increase (Decrease) from 2008 to 2009
	Due to Changes in				Due to Changes in
	Volume	Rate	Rate and Volume	Net Change from 2009 to 2010	Volume	Rate	Rate and Volume	Net Change from 2008 to 2009
LIABILITIES
Interest-bearing liabilities
Savings accounts
Ch$	5	(9)	(4)	(8)	1	(2)	(1)	(2)
UF	(29)	2,195	46	2,270	(23)	(9,556)	24	(9,555)
Foreign currencies	–	–	–	–	–	–	–	–
Total	34	2,186	42	2,262	(22)	(9,558)	23	(9,557)
Time deposits
Ch$	(22,649)	(80,460)	9,276	(93,833)	42,473	(130,967)	(18,999)	(107,493)
UF	(3,267)	119,361	(18,482)	97,612	(58,434)	(345,739)	54,818	(349,355)
Foreign currencies	931	(14,164)	(384)	(13,617)	(3,100)	(27,585)	1,457	(29,228)
Total	(24,985)	24,737	(9,590)	(9,838)	(19,061)	(504,291)	37,276	(486,076)
Central Bank borrowings
Ch$	167	(1,081)	1	(913)	19,885	(4,097)	(17,797)	(2,009)
UF	4	24	(7)	21	(145)	(403)	151	(397)
Foreign currencies	–	–	–	–	–	–	–	–
Total	171	(1,057)	(6)	(892)	19,740	(4,500)	(17,646)	(2,406)
Repurchase agreements
Ch$	(9,339)	(10,177)	6,999	(12,517)	16,680	(25,457)	(12,256)	(21,033)
UF	493	239	276	1,008	1,544	(780)	(1,275)	(511)
Foreign currencies	2	–	–	2	(1,880)	(1,855)	1,811	(1,924)
Total	(8,844)	(9,938)	7,275	(11,507)	16,344	(28,092)	(11,720)	(23,468)
Mortgage finance bonds
Ch$	–	–	–	–	–	–	–	–
UF	(2,168)	15,075	(3,853)	9,054	(10,630)	(45,368)	8,676	(47,322)
Foreign currencies	–	–	–	–	–	–	–	–
Total	(2,168)	15,075	(3,853)	9,054	(10,630)	(45,368)	8,676	(47,322)
Other interest-bearing liabilities
Ch$	1,589	17,868	3,352	22,809	4,542	(4,967)	(2,099)	(2,524)
UF	6,047	95,204	13,587	114,838	57,055	(227,400)	(49,714)	(220,059)
Foreign currencies	22,666	(18,029)	(9,361)	(4,724)	7,360	(31,056)	(2,910)	(26,606)
Total	30,302	95,043	7,578	132,923	68,957	(263,423)	(54,723)	(249,189)
Total interest-earning assets
Ch$	(30,277)	(73,859)	19,624	(84,462)	83,581	(165,490)	(51,152)	(133,061)
UF	1,138	232,098	(8,433)	224,803	(10,633)	(629,246)	12,680	(627,199)
Foreign currencies	23,599	(32,193)	(9,745)	(18,339)	2,380	(60,496)	358	(57,758)
Total	(5,490)	126,046	1,446	122,002	75,328	(855,232)	(38,114)	(818,018)

Interest-Earning Assets: Net Interest Margin

The following table analyzes, by currency of denomination, the levels of average interest-earning assets and net interest earned by Santander-Chile, and illustrates the comparative margins obtained, for each of the years indicated in the table.

	Year ended December 31,
	2010	2009	2008
	(in millions of Ch$)
Total average interest-earning assets
Ch$	7,905,911	7,076,987	6,086,155
UF	7,744,388	7,432,888	7,380,978
Foreign currencies	1,829,184	1,755,717	2,214,621
Total	17,479,483	16,265,592	15,681,754
Net interest earned (1)
Ch$	708,143	716,078	659,148
UF	245,259	157,055	295,672
Foreign currencies	(13,683)	(16,617)	(62,754)
Total	939,719	856,516	892,066
Net interest margin (2)
Ch$	9.0%	10.1%	10.8%
UF	3.2%	2.1%	4.0%
Foreign currencies	(0.7)%	(0.9%)	(2.8%)
Total	5.4%	5.3%	5.7%

(1)	Net interest earned is defined as interest revenue earned less interest expense incurred.

(2)	Net interest margin is defined as net interest earned divided by total average interest-earning assets.

Return on Equity and Assets; Dividend Payout

The following table presents certain information and selected financial ratios for Santander-Chile for the years indicated.

	Year ended December 31,
Ch$ million	2010	2009	2008
Net income	507,472	436,610	420,967
Net income attributable to shareholders	505,393	431,557	413,370
Average total assets	20,857,695	19,991,910	18,482,094
Average equity	1,752,329	1,599,938	1,299,098
Net income as a percentage of:
Average total assets	2.4%	2.2%	2.3%
Average equity	29.0%	27.3%	32.4%
Average equity as a percentage of:
Average total assets	8.40%	8.0%	7.0%
Cash dividend	286,293	258,751	213,295
Dividend payout ratio, based on net income attributable to shareholders (1)	56.6%	60.0%	51.6%

The following table presents dividends declared and paid by us in nominal terms in the following years:

Year	Dividend Ch$ mn (1)	Per share Ch$/share (2)	Per ADR Ch$/ADR (3)	% over earnings (4)	% over earnings (5)
2009	213,295	1.13	1,176.00	65	52
2010	258,751	1.37	1,426.63	60	60
2011	286,293	1.52	1,578.48	60	57

(1)	Millions of nominal pesos.

(2)	Calculated on the basis of 188,446 million shares.

(3)	Calculated on the basis of 1,039 shares per ADS.

(4)	Calculated by dividing dividend paid in the year by net income attributable to shareholders for the previous year under Chilean GAAP (2008 net income has not been restated).

(5)	Calculated by dividing dividend paid in the year by net income attributable to shareholders for the previous year under IFRS.

Loan Portfolio

The following table analyzes our loans by product type. Except where otherwise specified, all loan amounts stated below are before deduction for loan loss allowances. Total loans reflect our loan portfolio, including principal amounts of past due loan and impaired loans. Any collateral provided generally consists of a mortgage on real estate, a pledge of marketable securities, a letter of credit or cash. The existence and amount of collateral generally vary from loan to loan.

	As of December 31,
	2010	2009	2008
	(Ch$ million)
Commercial Loans:
Commercial loans	6,107,117	5,489,595	5,475,455
Foreign trade loans(1)	783,552	636,328	1,459,184
Loans with mortgage guarantee	67,956	92,911	121,400
Factoring operations	206,140	130,272	323,136
Leasing contracts	1,122,916	964,698	965,094
Other loans and accounts receivables from customers	17,948	10,958	11,591
Subtotal	8,305,629	7,324,762	8,355,860

Mortgage loans:
Draft loans	184,364	175,592	228,722
Mortgage finance bonds	138,094	199,139	197,305
Other mortgage mutual loans	4,328,679	3,784,322	3,554,529
Leasing contracts	-	-	-
Other loans and accounts receivables from customers	-	-	-
Subtotal	4,651,137	4,159,053	3,980,556

Consumer loans:
Installment consumer loans	1,604,603	1,378,044	1,347,142
Credit card loans	794,216	586,937	582,593
Consumer leasing contracts	3,735	3,835	4,865
Other consumer loans	298,236	275,233	314,538
Subtotal	2,700,790	2,244,049	2,249,138

Subtotal Loans to customers	15,657,556	13,727,864	14,585,554

Interbank loans	69,726	23,412	95,534

Total	15,727,282	13,751,276	14,681,088

(1)	The decline in foreign trade loans is due to lower trade volume as a result of the global economic slowdown and a focus on higher yielding loans.

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

Non-client loans

Interbank loans are fixed rate, short-term loans to financial institutions that operate in Chile.

Maturity and Interest Rate Sensitivity of Loans

The following table sets forth an analysis by type and time remaining to maturity of our loans at December 31, 2010.

	Due in 1 year or less	Due after 1 year through 5 years	Due after 5 years	Total balance at December 31, 2010
	(in millions of Ch$)
General commercial loans	2,851,239	2,207,347	1,268,161	6,326,747
Foreign trade loans	734,752	93,956	24,954	853,662
Leasing contracts	272,133	537,322	315,476	1,124,931
Other outstanding loans	4,529	-	-	4,529
Subtotal commercial loans	3,862,653	2,838,625	1,608,591	8,309,869
Residential loans backed by mortgage bonds	18,310	66,199	52,063	136,572
Other residential mortgage loans	265,473	841,072	3,404,361	4,510,906
Subtotal residential mortgage loans	283,783	907,271	3,456,424	4,647,478
Consumer loans	1,545,438	1,027,267	127,504	2,700,209
Subtotal	5,691,874	4,773,163	5,192,519	15,657,556
Interbank loans	69,726	-	-	69,726
Total loans	5,761,600	4,773,163	5,192,519	15,727,282

The following tables present the interest rate sensitivity of outstanding loans due after one year at December 31, 2010. (See also “Item 5: C. Operating Results—Interest Rates”).

As of December 31, 2010
(in millions of Ch$)
Variable Rate
Ch$	11,155
UF	1,696,035
Foreign currencies	233
Subtotal	1,707,423
Fixed Rate
Ch$	2,988,899
UF	5,051,210
Foreign currencies	218,150
Subtotal	8,258,259
Total	9,965,682

Loans by Economic Activity

The following table sets forth, at the dates indicated, an analysis of our client loan portfolio based on the borrower’s principal economic activity and geographic distribution. Loans to individuals for business purposes are allocated to their economic activity.

	Domestic loans (*) as of December 31,			Foreign loans as of December 31,			Total loans as of December 31,			% of total loans as of December 31,
	(in millions of Ch$)
	2010	2009	2008	2010	2009	2008	2010	2009	2008	2010%	2009%	2008%
Commercial loans
Manufacturing	838,324	640,395	937,305	–	–	–	838,324	640,395	937,305	5.33	4.66	6.39
Mining	106,119	67,057	323,269	–	–	–	106,119	67,057	323,269	0.67	0.49	2.21
Electricity, gas and water	149,907	144,386	207,542	–	–	–	149,907	144,386	207,542	0.95	1.05	1.41
Agriculture and livestock	679,159	610,909	647,897	–	–	–	679,159	610,909	647,897	4.32	4.44	4.40
Forestry	84,375	71,085	88,554	–	–	–	84,375	71,085	88,554	0.54	0.52	0.60
Fishing	133,930	127,025	170,934	–	–	–	133,930	127,025	170,934	0.85	0.93	1.16
Transport	449,508	362,508	423,856	–	–	–	449,508	362,508	423,856	2.86	2.64	2.89
Communications	214,881	164,077	192,750	–	–	–	214,881	164,077	192,750	1.37	1.20	1.31
Construction	839,316	817,293	887,391	–	–	–	839,316	817,293	887,391	5.34	5.95	6.04
Commerce	1,732,800	1,650,903	2,219,987	69,709	23,409	95,534	1,802,509	1,674,312	2,315,521	11.46	12.03	15.78
Services	358,314	288,256	395,840	–	–	–	358,314	288,256	395,840	2.28	2.10	2.70
Other	2,719,013	2,380,871	1,860,535	–	–	–	2,719,013	2,380,871	1,860,535	17.29	17.34	12.68

Subtotals	8,305,646	7,324,765	8,355,860	69,709	23,409	95,534	8,375,355	7,348,174	8,451,394	53.26	53.35	57.57

Mortgage loans	4,651,137	4,159,053	3,980,556	–	–	–	4,651,137	4,159,053	3,980,556	29.57	30.30	27.11

Consumer loans	2,700,790	2,244,049	2,249,138	–	–	–	2,700,790	2,244,049	2,249,138	17.17	16.35	15.32

Total	15,657,573	13,727,867	14,585,554	69,709	23,409	95,534	15,727,282	13,751,276	14,681,088	100.00	100.00	100.00

(*) As of December 31, 2010, foreign country loans, including foreign interbank deposits classified as financial investments totaled Ch$80,257 million, representing 0.36% of our total assets.

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

In addition, Banco Santander Spain is involved in the credit approval process of our largest loans and borrowers. If a single borrower or an economic group owes us an aggregate amount in excess of US$40 million, any additional loan to such borrower or member of such group must be reported to Banco Santander Spain following the approval of our Executive Credit Committee.

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

The following table lists our committees from which credit approval is required depending on total risk exposure for loans evaluated on an individual basis:

Approved By	Maximum approval in Thousands of US$
Executive Credit Committee	>40,000
Loan Credit Committee	40,000
Business Segment Committee	8,000-10,000
Large Companies	10,000
Real estate sector	10,000
Medium-sized companies	8,000
Regional Committee	5,000
Branch committee	300
Companies	300
Mortgage	120
Persons	30

The Executive Credit Committee is comprised of the Chairman of the Board, three additional Board members, the Corporate Legal Counsel, the CEO, the Manager of Global Banking, the Corporate Director of Risk and two senior members of the Credit Risk department who present the loans being reviewed. This committee reviews the loan positions reviewed by the Senior Credit Committee above US$10 million and approves those loan positions greater than US$40 million. In addition, any loan position above US$60 million must also be reviewed by Banco Santander Spain’s credit committee.

The Loan Credit Committee is comprised of the CEO, the Manager of the Wholesale segment, the Manager of the Medium-sized companies segment, General Counsel, the Corporate Director of Credit Risk and the Manager of Credit Admissions. The Loan Credit Committee reviews and will either approve or deny transactions up to US$40 million that have been previously approved by one of the Business Segment Committees: (i) Large Companies, (ii) Medium-sized Companies and (iii) Real Estate. The Regional Committees have a maximum approval of up to US$5 million. The Regional Committees oversee the branch networks outside of Santiago. At the branch level, the maximum approval is US$300,000 for companies, US$30,000 for individuals and US$120,000 for mortgages. For the lower level committees, credit granting authority varies according to the seniority and experience of the committee members, and the values indicated represent upper limits. All committees include at least two bank officers from the commercial and credit areas.

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

Classification of Loan Portfolio

Loans are divided into: (i) consumer loans (including loans granted to individuals for the purpose of financing the acquisition of consumer goods or payment of services); (ii) residential mortgage loans (including loans granted to individuals for the acquisition, construction or repair of residential real estate, in which the value of the property covers at least 100% of the amount of the loan); and (iii) commercial loans (includes all loans other than consumer loans and residential mortgage loans). The models and methods used to classify our loan portfolio and establish credit loss allowances must follow the following guiding principles, which have been established by the SBIF and approved by our Board of Directors.

Provisions for large commercial loans

For large commercial loans, leasing and factoring, we assign a risk category level to each borrower and its respective loans. We consider the following risk factors: industry or sector of the borrower, owners or managers of the borrower, borrower’s financial situation, its payment capacity and payment behavior. We assign one of the following risk categories to each loan and borrower:

i.	Classifications A1, A2 and A3 correspond to borrowers with no apparent credit risk.

ii.	Classification B corresponds to borrowers with some credit risk but no apparent deterioration of payment capacity.

iii.	Classifications C1, C2, C3, C4, D1 and D2 correspond to borrowers whose loans have deteriorated.

For loans classified as A1, A2, A3 and B, we assign a specific provision level on an individual basis to each borrower and, therefore, the amount of loan loss allowance is determined on a case-by-case basis. The amount of allowances for the remaining classifications is set by our international models. All commercial loans for companies, including leasing and factoring, have been individually rated. In determining provisions, we make a distinction between normal debtors and deteriorated debtors.

Debtor Classes

Two debtor classes have been determined based on debtors’ credit behavior in order to calculate loan loss allowance:

Normal Debtors, which are classified as A1, A2, A3 or B, are current on their payment obligations and show no sign of deterioration in their credit quality.

Deteriorated Debtors, which are classified as C1, C2, C3, C3, C4, D1 or D2, include debtors whose loan balances with us of 5% or more have been non-performing for more than three months, whose loans with us have been charged off or administered by our Recovery Unit, or classified as Precontenciosos (PRECO or Deteriorated).

Estimated Incurred Loan Loss = Loan Loss Allowance

The estimated incurred loss is obtained by multiplying all risk factors defined in the following equation:

EIL	= PNP x EXP x SEV

EIL	= Estimated Incurred Loss
PNP	= Probability of Non-Performing
EXP	= Exposure
SEV	= Severity

EIL = Estimated Incurred Loss. The estimated incurred loss is how much could be lost in the event a debtor does not perform the obligations under the loan.

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

SEV  = Severity. This is the effective loss rate for debtors in the same segment, which is determined statistically based on the historical effective losses for us for each segment.

Determination of loan loss allowance according to Borrower Class

Normal Debtors

The loan loss allowance for each debtor is calculated based on the Estimated Incurred Loss equation (EIL = PNP * EXP * SEV).

A risk category is assigned to each debtor based on the PNP summarized in the following table:
PNP result	Classification	Loan Loss Allowance
External Classification> AA-	A1	Determined by a
PNP ≤ 1%	A2	model
1% < PNP ≤ 4%	A3	on an
PNP > 4%	B	individual basis

Deteriorated Debtors

For loans classified in Categories C1, C2, C3, C4, D1 and D2, we have the following levels of allowance:

Classification	Estimated incurred loss	Allowance(1)
C1	Up to 3%	2%
C2	More than 3% up to 19%	10%
C3	More than 19% up to 29%	25%
C4	More than 29% up to 49%	40%
D1	More than 49% up to 79%	65%
D2	More than 79%	90%

(1)	Represents percentages of the aggregate amount of principal and accrued but unpaid interest of the loan.

Loans analyzed on an individual basis

Allowances for consumer loans — Loans analyzed on a Group basis

Consumers are assigned an allowance level on and based on credit risk profiles. These risk profiles utilize a more automated statistical model and consider multiple factors, including such borrower’s credit history, including any defaults on obligations to other creditors, demographic, income, the overdue periods on loans from us and other relevant factors. We differentiate between old and new clients when determining a client’s risk profile for consumer loans and those that have gone through some type of renegotiation in the past in the financial system. All loans are assigned a provision at the moment a loan is granted depending on the risk profile of the client. We are continuously improving and recalibrating our credit scoring and provisioning models and this may change the minimum provision standards for the various client profiles as depicted in this document.

The following table sets forth the required allowances for consumer loans in 2009 and through September 30, 2010:

		Allowance Level(1)
		Not renegotiated		Renegotiated
Loan type	Risk Profile	New Clients	Old Clients	New Clients	Old Clients
Consumer	Profile 1	30.5%	21.0%	31.4%	38.4%
	Profile 2	21.7%	17.7%	21.2%	26.4%
	Profile 3	14.9%	9.7%	6.1%	22.1%
	Profile 4	12.3%	6.2%	-	8.90%
	Profile 5	8.9%	2.9%	-	2.10%
	Profile 6	5.7%	1.4%	-	-
	Profile 7	2.7%	0.6%	-	-

(1)	Percentage of total outstanding.

In 2010, we continued our policy of continuing to upgrade our models to determine allowances for consumer loans.  We also expect, as the Chilean economy strengthens, to see a rise in consumer lending, especially among middle and low income clients who are entering the banking market.  Therefore, this will be accompanied by investments and continuous improvements in our credit scoring models, especially for performing loans.  The most important improvements implemented in 2010 were a separation of risk profiles between Santander Banefe, our banking division for middle to low income clients, which is expected to lead consumer loan growth in the coming periods, and the rest of the Bank, as well as, the elimination of the distinction in allowance levels for loans to old and new clients that have been renegotiated. As a result of these improvements, we recognized Ch$30,466 million in provisions mainly for consumer loans in the year-ended December 31, 2010.

The following table sets forth the required allowances for consumer loans for 2010.

Bank:

		Allowance Level(1)
		Not renegotiated		Renegotiated
Loan type	Risk Profile	New Clients	Old Clients
Consumer	Profile 1	33.78%	10.39%	41.95%
	Profile 2	10.82%	2.01%	26.29%
	Profile 3	6.05%	0.82%	15.63%
	Profile 4	5.70%	0.38%	7.01%
	Profile 5	4.12%	0.22%	3.00%
	Profile 6	2.51%	-	1.25%
	Profile 7	1.40%	-	0.50%

		Allowance Level
		Not renegotiated		Renegotiated
Loan type	Overdue Days	New Clients	Old Clients
Consumer	90-120	44.58%	56.39%	52.82%
	120-150	44.58%	67.33%	62.96%
	150-180	44.58%	75.49%	70.08%

Banefe:

		Allowance Level(1)
		Not renegotiated		Renegotiated
Loan type	Risk Profile	New Clients	Old Clients
Consumer	Profile 1	57.60%	33.24%	51.13%
	Profile 2	22.97%	14.23%	32.79%
	Profile 3	19.40%	7.16%	28.85%
	Profile 4	14.62%	4.10%	19.23%
	Profile 5	10.77%	2.52%	13.31%
	Profile 6	5.88%	1.34%	8.57%
	Profile 7	3.09%	0.94%	4.37%
	Profile 8	-	-	2.69%

		Allowance Level
		Not renegotiated		Renegotiated
Loan type	Overdue Days	New Clients	Old Clients
Consumer	90-120	82.95%	56.36%	53.55%
	120-150	82.95%	68.00%	64.05%
	150-180	82.95%	78.54%	74.72%

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

Allowances for group evaluations on small- and mid-sized commercial loans

Allowances based on group evaluations are permitted for a large number of borrowers whose individual loan amounts are relatively insignificant. These models are intended to be used primarily to analyze commercial loans to individuals and small companies.

Levels of required reserves are to be determined by us, according to the estimated loss that may result from the loans, by classifying the loan portfolio using one or both of the following models:

i.
A model based on the characteristics of the borrowers and their outstanding loans–borrowers and their loans with similar characteristics will be placed into groups and each group will be assigned a risk level.

ii.	A model based on the behavior of a group of loans–loans with analogous past payment histories and similar characteristics will be placed into groups and each group will be assigned a risk level.

Additional reserves

Banks are permitted to establish allowances above the limits described above only to cover specific risks that have been authorized by their Board of Directors.  These reserves can only be revised after 12 months and with the approval of the Board of the Directors.

Analysis of Santander Chile’s Loan Classification

The following tables provide statistical data regarding the classification of our loans at December 31, 2010, 2009, and 2008.

	As of December 31, 2010
Category	Commercial Loans	Consumer Loans	Residential Mortgage Loans	Total Loans	Percentage Evaluated Loans
	(in millions of Ch$)
A	-	2,323,908	-	2,323,908	14.8%
A1	27,762	-	-	27,762	0.2%
A2	3,186,771	-	4,288,903	7,475,674	47.5%
A3	2,937,455	-	236,970	3,174,425	20.2%
B	1,615,180	179,986	12,598	1,807,764	11.5%
B-	-	75,655	-	75,655	0.5%
C	-	77,812	-	77,812	0.5%
C1	245,012	-	20,570	265,582	1.7%
C2	85,442	-	9,554	94,996	0.6%
C3	63,232	-	6,701	69,933	0.4%
C4	72,437	-	21,234	93,671	0.6%
D	-	43,429	-	43,429	0.3%
D1	86,318	-	26,199	112,517	0.7%
D2	55,746	-	28,408	84,154	0.5%
Totals	8,375,355	2,700,790	4,651,137	15,727,282	100.0%

	As of December 31, 2009
Category	Commercial Loans	Consumer Loans	Residential Mortgage Loans	Total Loans	Percentage Evaluated Loans
	(in millions of Ch$)
A	–	1,895,241	–	1,895,241	13.8%
A1	–	–	–	–	–
A2	3,187,959	–	3,808,195	6,996,154	50.9%
A3	2,998,956	–	223,928	3,222,884	23.5%
B	601,080	165,181	10,481	776,742	5.5%
B-	–	69,150	–	69,150	0.5%
C	–	74,735	3,636	78,371	0.6%
C1	224,732	–	18,101	242,833	1.8%
C2	97,885	–	8,640	106,525	0.8%
C3	60,679	–	2,012	62,691	0.4%
C4	56,985	–	27,294	84,279	0.6%
D	–	39,742	–	39,742	0.3%
D1	80,574	–	42,438	123,012	0.9%
D2	39,324	–	14,328	53,652	0.4%
Totals	7,348,174	2,244,049	4,159,053	13,751,276	100.0%

	As of December 31, 2008
Category	Commercial Loans	Consumer Loans	Residential Mortgage Loans	Total Loans	Percentage Evaluated Loans
	(in millions of Ch$)
A	–	1,811,060	3,562,617	5,373,677	36.7%
A1	–	–	–	–	–%
A2	6,463,445	–	–	6,463,445	44.0%
A3	1,351,054	–	–	1,351,054	9.2%
B	208,954	203,375	199,087	611,416	4.2%
B-	–	75,281	79,930	155,211	1.1%
C	–	94,507	64,972	159,479	1.1%
C1	220,434	–	–	220,434	1.5%
C2	26,738	–	–	26,738	0.2%
C3	34,296	–	–	34,296	0.2%
C4	36,100	–	–	36,100	0.2%
D	–	64,915	73,950	138,865	0.9%
D1	48,711	–	–	48,711	0.3%
D2	61,662	–	–	61,662	0.4%
Total loans	8,451,394	2,249,138	3,980,556	14,681,088	100.0%

Classification of Loan Portfolio Based on the Borrower’s Payment Performance

Accrued interest and UF indexation adjustments from overdue loans are recognized only when, and to the extent, received.

Past due loans include, with respect to any loan, only the portion of principal or interest that is overdue for 90 or more days, and do not include the installments of such loan that are not overdue or that are overdue for less than 90 days, unless legal proceedings have been commenced for the entire outstanding balance according to the terms of the loan, in which case the entire loan is considered past due within 90 days of the beginning of such proceedings.  Non-performing loans include the principal and interest of any loan with one installment that is 90 days overdue, and do not accrue interest.

Since December 31, 2009, impaired loans include: (A) for loans whose allowance is determined on an individual basis, impaired loans include: (1) all loans to a debtor that are rated C1 through D2 and (2) total loans to single debtors with a loan that is non-performing, excluding residential mortgage loans if the non-performance of the mortgage loans is less than 90 days. (B) for loans whose loan loss allowance is determined on a group basis, impaired loans include: (1) total loans to a debtor, when a loan to that debtor is non-performing or has been renegotiated, excluding performing residential mortgage loans and (2) if the loan that is non-performing or renegotiated is a residential mortgage loan all loans to that debtor are considered impaired. See “Note 10” of the Audited Consolidated Financial Statements. Renegotiated loans, on which payments are not overdue, are not ordinarily classified as non-performing loans, but do not accrue interest.

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

We may write off any loan (commercial or consumer) before the first installment becomes overdue only in accordance with special procedures established by the SBIF. In certain circumstances, we must write off an overdue loan (commercial or consumer) sooner than the terms set forth above. Loans are written off against the loan loss reserve to the extent of any required allowances for such loans; the remainder of such loans is written off against income.

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

The following table sets forth all of our past due loans, non-performing loans, and impaired loans as of December 30, 2010, 2009 and 2008. Amounts shown as past due include only installments that are past due and not the aggregate principal amount of such loans. Amounts shown as non-performing include the portion of the loan that is overdue for more than 90 days and includes the aggregate principal amount of such loans.

	As of December 31
	2010	2009	2008
	(in millions of Ch$, except percentages)
Past due loans(1)	206,601	193,250	160,824
Non-performing loans(2)	416,739	409,067	383,458
Impaired loans (3)	1,480,476	1,485,737	870,259
Allowance for loan losses(4)	425,447	349,527	274,240
Total loans(5)	15,727,282	13,751,276	14,681,088
Past due loans expressed as a percentage of total loans	1.31%	1.41%	1.10%
Allowance for loan losses / loans	2.71%	2.54%	1.87%
Non-performing loans as a percentage of total loans	2.65%	2.97%	2.61%
Loan loss allowance as a percentage of past due loans	205.93%	180.87%	170.52%
Loan loss allowance as a percentage of non-performing loans	102.09%	85.44%	71.52%

(1)	All installments and lines of credit more than 90 days overdue. Does not include the aggregate principal amount of such loans.

(2)	Non-performing loans include the principal and interest of any loan with one installment that is 90 days overdue, and do not accrue interest.

(3)
Impaired loans are defined under the guidelines established in IAS 39 Sections 58 and 59.  Impaired loans defined as of December 31, 2010 and 2009 include: (A) for loans whose allowance is determined on an individual basis, impaired loans include: (1) all loans to a debtor that are rated C1 through D2 and (2) total loans to single debtors with a loan that is non-performing, excluding residential mortgage loans if the non-performance of the mortgage loans is less than 90 days; (B) for loans whose allowance for loan losses is determined on a group basis, impaired loans include: (1) total loans to a debtor, when a loan to that debtor is non-performing or has been renegotiated, excluding performing residential mortgage loans and (2) if the loan that is non-performing or renegotiated is a residential mortgage loan all loans to that debtor are considered impaired. Impaired loans as of December 31, 2008 include: (i) all non-performing loans, (ii) all renegotiated consumer loans, and (iii) all commercial loans that are at risk of default.  As a result of this change in definition impaired loans as of December 31, 2008 are not comparable to December 31, 2010 and 2009 figures.

(4)	Includes allowance for interbank loans.

(5)	Includes interbank loans.

We suspend the accrual of interest and readjustments on all overdue loans. Interest revenue and expense are recorded on an accrual basis using the effective interest method.  However, when a given operation or transaction is past due by 90 days or more, when a given operation originated from a refinancing, renegotiation or when the Bank believes that the debtor poses a high risk of default, the interest pertaining to these transactions are not recorded directly in the Consolidated Statement of Income unless they have been actually received. See “Note 1h” and “Note 28” of the Audited Consolidated Financial Statements.  These interest and adjustments balances are generally referred to as “suspended” and are recorded in suspense accounts which are not part of the Consolidated Statements of Financial Position. Instead, they are reported as part of the complementary information thereto.  See “Note 28” of the Audited Consolidated Financial Statements. This interest is recognized as income, when collected, as a reversal of the related impairment losses.

The Bank ceases accruing interest on the basis of contractual terms on the principal amount of any asset that is classified as an impaired asset. Thereafter, the bank recognizes as interest income the accretion of the net present value of the written down amount of the loan due to the passage of time based on the original effective interest rate of the loan. On the other hand, any collected interest for any assets classified as impaired are accounted for on a cash basis.

At the period end, the detail of income from suspended interest is as follows:

	Year ended December 31,
	2010	2009	2008
Suspended interest	Ch$ million
Commercial loans	26,020	25,157	25,936
Mortgage loans	7,457	8,296	3,406
Consumer loans	16,780	32,117	25,706
Totals	50,257	65,570	55,048

Analysis of Impaired and Non-Performing Loans

The following table analyzes our impaired loans. Impaired loans include: (i) all loans to a single client that are evaluated on a group basis, including performing loans, that have a loan classified as non-performing, (ii) all renegotiated consumer loans and (iii) all commercial loans at risk of default. See “Note 10(a)” of the Audited Consolidated Financial Statements.

	As of
	December 31, 2010	December 31, 2009	December 31, 2008
	(Ch$ million)
Total loans	15,727,282	13,751,276	14,681,088
Allowance for loan losses	425,447	349,527	274,240
Impaired loans(1)	1,480,476	1,485,737	870,259
Impaired loans as a percentage of total loans	9.41%	10.80%	5.93%

Amounts non-performing	416,739	409,067	383,458
To the extent secured	214,786	206,271	187,239
To the extent unsecured	201,953	202,796	196,219

Amounts non-performing as a percentage of total loans	2.65%	2.97%	2.61%
To the extent secured(2)	1.37%	1.50%	1.28%
To the extent unsecured	1.28%	1.47%	1.34%

Loans loss allowances as a percentage of:
Total loans	2.71%	2.54%	1.87%
Total amounts non-performing	102.10%	85.40%	71.52%
Total amounts non-performing-unsecured	210.67%	172.35%	139.76%

(1)
Impaired loans are constructed under the guidelines established in IAS 39 Sections 58 and 59. Impaired loans in 2009 and 2010 include: (A) for loans whose allowance is determined on an individual basis, impaired loans include: (1) all loans to a debtor that are rated C1 through D2 and (2) total loans to single debtors with a loan that is non-performing, excluding residential mortgage loans if the non-performance of the mortgage loans is less than 90 days. (B) for loans whose loan loss allowances is determined on a group basis, impaired loans include: (1) total loans to a debtor, when a loan to that debtor is non-performing or has been renegotiated, excluding performing residential mortgage loans and (2) if the loan that is non-performing or renegotiated is a residential mortgage loan all loans to that debtor are considered impaired.  Impaired loans prior to December 2009 include: (i) all non-performing loans, (ii) all renegotiated consumer loans, and (iii) all commercial loans that are at risk of default.  As a result of this change in definition impaired loans as of December 31, 2008 are not comparable to December 31, 2010 and 2009 figures.

(2)	Security generally consists of mortgages on real estate, pledges of marketable securities, letters of credit or cash.

A breakdown of the loans included in the previous table which have been classified as impaired are as follows:

Impaired loans As of December 31, 2010	Commercial	Residential mortgage	Consumer	Total
Non-performing loans(1)	213,872	121,911	80,956	416,739
Commercial loans at risk of default(2)	444,129	—	—	444,129
Re-negotiated loans(3)	230,810	20,735	368,063	618,608
Total	888,811	142,646	449,019	1,480,476

Impaired loans	Commercial	Residential mortgage	Consumer	Total
As of December 31, 2009
Non-performing loans(1)	195,163	130,119	83,785	409,067
Commercial loans at risk of default(2)	405,513	—	—	405,513
Re-negotiated loans(3)	273,662	2,029	395,466	671,157
Total	874,338	132,148	479,251	1,485,737

Impaired loans	Commercial	Residential mortgage	Consumer	Total
As of December 31, 2008
Non-performing loans(1)	170,478	120,586	109,877	400,942
Commercial loans at risk of default(2)	217,041	—	—	217,041
Re-negotiated loans(3)	19,697	274	232,306	252,276
Total	407,216	120,860	342,183	870,259

(1)	All commercial loans analyzed individually at risk of default, defined as all loans to a debtor with a loan rated C1 through D2.

(2)	Total loans to a debtor, whose allowance level is determined on a group basis, and who has a loan that is non-performing.

(3)	Renegotiated loans for loans whose loan loss allowance is analyzed on a group basis.

We in certain instances renegotiate loans that have one or more installment that is non-performing. The type of concession we most often give when renegotiating a loan is a reduction in interest payment or a forgiveness of principal. The following table shows the success rate for renegotiated consumer and mortgage loans. The success rate for consumer loans is defined for each reported period as: (i) (the total amount of loans renegotiated in that period minus the amount of such renegotiated loans that are classified as non-performing loans as of December. 31, 2010, minus the amount of such renegotiated loans that have been charged off as of December 31, 2010) divided by (ii) (the total amount of such renegotiated loans). The success rate for residential mortgage loans is defined for each reported period as: (i) (the total amount of loans renegotiated in that period minus the amount of such renegotiated loans that are classified as non-performing loans as of December 31, 2010 divided by (ii) (the total amount of such renegotiated loans). A charge-off of a residential mortgage loan is not generally included in measuring the success rate of mortgage renegotiations since the period to charge-off a mortgage loan is 48 months after an installment is overdue.

As of December 31, 2010 Period of renegotiation	Success rate Consumer Loans	Success rate Residential mortgage loans
1Q 2009	96.2%	96.7%
2Q 2009	94.2%	95.2%
3Q 2009	91.3%	95.8%
4Q 2009	89.0%	96.3%
1Q 2010	83.8%	89.7%
2Q 2010	73.0%	100.0%
3Q 2010	79.7%	100.0%
4Q 2010	100.0%	100.0%

Analysis of Loan Loss Allowances

The following table analyzes our loan loss allowances and changes in the allowances attributable to write-offs, provisions, allowances released, allowances on loans acquired.  Loan loss allowances must be debited in the full amount of all charge-offs (irrespective of whether the charged-off loan was fully provisioned) and simultaneously credited the same amount through the taking of a new provision. The net effect of these two entries, which are included in the table below under “charge-offs” and “allowances established,” respectively, is to leave the loan loss allowances unchanged following the charge-off of a loan. Subsequently, at the end of each calendar month, loan loss allowances are released to the extent not needed. Such releases, which are included in the table below under “allowances released,” therefore include any amounts relating to provisions originally made in respect of loans that have been charged off.

	Year Ended December 31,
	2010	2009	2008
	(in millions of Ch$, except percentages)
Loan loss allowances at beginning of the year	349,485	274,240	230,404
Release of allowances upon charge-offs (1)	(207,046)	(295,831)	(274,372)
Allowances established (2)	310,552	398,416	326,121
Allowances released (3)	(27,598)	(27,298)	(7,913)
Loan loss allowances at end of year	425,393	349,527	274,240
Ratio of charge-offs to average loans	1.30%	2.18%	2.12%
Loan loss allowances at end of period as a percentage of total loans	2.71%	2.54%	1.87%

(1)
Reflects release of loan loss allowance equal to the entire amount of loans charged off, including any portion of such loans with respect to which no allowance had been established prior to the charge-off.

(2)	Includes, in addition to provisions made in respect of increased risk of loss during the period, provisions made to replace allowances released upon charge-off of loans. See “Note (1)” to this table.

(3)
Represents the amount of loan loss allowances released during the year as a consequence of reduction in the level of risk existing in the loan portfolio, including as a result of improvement in the credit risk classification of borrowers, and the release of loan loss allowances as a consequence of the full charge-off of loans for which partial allowances were previously established.  See “Note 10(d)” of the Audited Consolidated Financial Statements.

Based on available information regarding our borrowers, we believe that our loan loss allowances are sufficient to cover known potential losses and losses inherent in a loan portfolio of the size and nature of our loan portfolio.

Charge-offs by loan product	Year ended December 31,			% Change	% Change
	2010	2009	2008	2010/2009	2009/2008
	(in millions of Ch$)
Consumer loans	(121,621)	(239,005)	(236,405)	(49.1%)	1.1%
Residential mortgage loans	(14,549)	(8,708)	(5,032)	67.1%	73.1%
Commercial loans	(70,876)	(48,118)	(32,935)	47.3%	46.1%
Total charge-offs	(207,046)	(295,831)	(274,372)	(30.0%)	7.8%

The following table shows recoveries by type of loan:

Recovery of loans previously charged-off	Year ended December 31,			% Change	% Change
	2010	2009	2008	2010/2009	2009/2008
	(in millions of Ch$)
Consumer loans	22,096	28,268	26,718	(21.8%)	5.8%
Residential mortgage loans	1,389	2,560	1,932	(45.7%)	32.5%
Commercial loans	6,994	8,446	9,244	(17.2%)	(8.6%)
Total recoveries	30,479	39,274	37,894	(22.4%)	3.6%

Based on information available regarding our borrowers, we believe that our loan loss allowances are sufficient to cover known potential losses and losses inherent in a loan portfolio of the size and nature of our loan portfolio.

Allocation of the Loan Loss Allowances

The following tables set forth, as of December 31 of each of the three years listed below, the proportions of our required minimum loan loss allowances that were attributable to our commercial, consumer and residential mortgage loans at each such date.

	Total Allowance Ch$ million	Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Allowance amount as a percentage of total allocated allowances	Total Allowance Ch$ million	Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Allowance amount as a percentage of total allocated allowances	Total Allowance Ch$ million	Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Allowance amount as a percentage of total allocated allowances

Commercial loans	As of December 31, 2010				As of December 31, 2009				As of December 31, 2008
Commercial loans	132,775	2.2%	0.8%	31.2%	124,275	2.3%	0.9%	35.6%	84,297	1.5%	0.6%	30.7%
Foreign trade loans	18,888	2.4%	0.1%	4.4%	23,027	3.6%	0.2%	6.6%	12,588	0.9%	0.1%	4.6%
General purpose mortgage loans	4,350	6.4%	0.0%	1.0%	3,570	3.8%	0.0%	1.0%	3,574	2.9%	0.0%	1.3%
Factoring transactions	2,083	1.0%	0.0%	0.5%	2,386	1.8%	0.0%	0.7%	1,855	0.6%	0.0%	0.7%
Leasing transactions	14,742	1.3%	0.1%	3.5%	7,839	0.8%	0.1%	2.2%	6,473	0.7%	0.0%	2.4%
Other loans and accounts receivables from customers	9,664	53.8%	0.1%	2.3%	5,342	48.7%	0.0%	1.5%	5,342	46.1%	0.0%	1.9%
Subtotals	182,502	2.2%	1.2%	42.9%	166,439	2.3%	1.2%	47.6%	114,129	1.4%	0.8%	41.6%
Mortgage loans
Loans with letters of credit	446	0.3%	0.0%	0.1%	576	0.3%	0.0%	0.2%	968	0.4%	0.0%	0.4%
Mortgage mutual loans	11,319	6.1%	0.1%	2.7%	9,040	4.5%	0.1%	2.6%	4,400	2.2%	0.0%	1.6%
Other mortgage mutual loans	5,567	0.1%	0.0%	1.3%	6,918	0.2%	0.1%	2.0%	7,262	0.2%	0.0%	2.6%
Subtotals	17,332	0.4%	0.1%	4.1%	16,534	0.4%	0.1%	4.8%	12,630	0.3%	0.1%	4.6%
Consumer loans
Installment consumer loans	176,219	11.0%	1.1%	41.4%	130,532	9.5%	0.9%	37.3%	106,313	7.9%	0.7%	38.8%
Credit card balances	36,156	4.6%	0.2%	8.5%	24,433	4.2%	0.2%	7.0%	28,162	4.8%	0.2%	10.3%
Consumer leasing contracts	121	3.2%	0.0%	0.0%	9	0.2%	0.0%	0.0%	-	-%	-%	-%
Other consumer loans	13,063	4.4%	0.1%	3.1%	11,538	4.2%	0.1%	3.3%	12,971	4.1%	0.1%	4.7%
Subtotals	225,559	8.4%	1.4%	53.0%	166,512	7.4%	1.2%	47.6%	147,446	6.6%	1.0%	53.8%
Totals loans to clients	425,393	2.7%	2.7%	100.0%	349,485	2.5%	2.5%	100.0%	274,205	1.9%	1.9%	100.0%
Interbank loans	54	0.1%	0.0%	0.0%	42	0.2%	0.0%	0.0%	35	0.0%	0.0%	0.0%
Totals	425,447	2.7%	2.7%	100.0%	349,527	2.5%	2.5%	100.0%	274,240	1.9%	1.9%	100.0%

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Directors

We are managed by our Board of Directors, which, in accordance with our by-laws, consists of 11 directors and two alternates who are elected at annual ordinary shareholders’ meetings. Except as noted below, the current members of the Board of Directors were elected by the shareholders in the ordinary shareholders’ meeting held on April 26, 2011. Members of the Board of Directors are elected for three-year terms. Except as noted below, the term of each of the current board members expires in April of 2014. Cumulative voting is permitted for the election of directors. The Board of Directors may appoint replacements to fill any vacancies that occur during periods between elections. If any member of the Board of Directors resigns before his or her term has ended, and no other alternate director is available to take the position at the next annual ordinary shareholders’ meeting a new replacing member will be elected. Our executive officers are appointed by the Board of Directors and hold office at its discretion. Scheduled meetings of the Board of Directors are held monthly. Extraordinary meetings can be held when called in one of three ways: by the Chairman of the Board of Directors, by three directors with the consent of the Chairman of the Board of Directors or by the majority of directors. None of the members of our Board of Directors has a service contract which entitles any Director to any benefits upon termination of employment with Santander-Chile.

Our current directors are as follows:

Directors	Position	Committees	Term Expires
Mauricio Larraín Garcés	Chairman and Director	Asset and Liability Committee Executive Credit Committee Market Committee Marketing and Communications Committee University Committee Strategy Committee	April 2014
Jesús Zabalza Lotina	First Vice Chairman and Director	Strategy Committee	April 2014
Oscar Von Chrismar Carvajal	Second Vice Chairman and Director	Asset and Liability Committee Executive Credit Committee Market Committee Strategy Committee Technology Committee Marketing and Communications Committee	April 2014
Carlos Olivos Marchant	Director	Audit Committee	April 2014
Víctor Arbulú Crousillat	Director	Audit Committee	April 2014
Marco Colodro Hadjes	Director	Asset and Liability Committee Executive Credit Committee Market Committee	April 2014
Lucía Santa Cruz Sutil	Director	University Committee Marketing and Communications Committee	April 2014
Roberto Méndez Torres	Director	Executive Credit Committee Marketing and Communications Committee University Committee Strategy Committee	April 2014
Vittorio Corbo Lioi	Director	Asset and Liability Committee Market Committee	April 2014
Roberto Zahler Mayanz	Director	Asset and Liability Committee Market Committee	April 2014
Lisandro Serrano Spoerer	Director	Audit Committee Analysis and Resolution Committee	April 2014
Juan Manuel Hoyos Martínez de Irujo	Alternate Director	Strategy Committee	April 2014
Raimundo Monge Zegers	Alternate Director	Asset and Liability Committee Strategy Committee Market Committee	April 2014

Mauricio Larraín Garcés is our Chairman. He is a member of the Asset and Liability Committee, the Executive Credit Committee, the Market Committee, the Marketing and Communications Committee, Strategy Committee and the University Committee. He is also President of Santander Chile Holding S.A. and Universia Chile S.A. He is a Director of the Asociación de Bancos e Instituciones Financieras de Chile and the Santiago Stock Exchange. He is also a member of the Council of Paz Ciudadana and was a former President of ICARE. Mr. Larraín began working at Santander-Chile in 1989. Previously, he was Intendente (Director) of the Superintendency of Banks, Manager of External Debt at the Banco Central de Chile and a Senior Finance Specialist at the World Bank in Washington. He holds degrees in Law from Universidad Católica de Chile and from Harvard University.

Jesús María Zabalza Lotina became a Director and Vice-Chairman of the Board on October 28, 2008. He currently is a Director of Grupo Santander’s Latin America Division and a Board member of Banco Santander Puerto Rico and President of the Board of Banco Santander Colombia. He is a member of the Strategy Committee. Mr. Jesús Zabalza is a patron of the Fundación Padre Garralda. Previously, Mr. Zabalza was Director of Retail Banking in Madrid of Banco BBVA. He was also on the Board of e-La Caixa, Telefónica Factoring S.A, Adeslas y Terra. Mr. Zabalza holds a degree in Industrial Engineering from the University of Bilbao.

Oscar von Chrismar Carvajal became Executive Vice-Chairman of the Board on January 1, 2010 after having served as the chief executive officer of Santander-Chile since August 2003.  Mr. Von Chrismar is a member of the Asset and Liability Committee, Executive Credit Committee, Market Committee, Strategy Committee, Technology Committee and the Marketing and Communications Committee.  Prior to assuming the chief executive officer post, he was the Manager of Global Banking. Prior to the merger, he was the former chief executive officer of Old Santander-Chile since September 1997, after being General Manager of Banco Santander-Peru since September 1995. Mr. von Chrismar is also Alternate Director of Universia Chile S.A. Prior to that, Mr. von Chrismar was the manager of the Finance Division of Santander-Chile, a position that he had held since joining Santander-Chile in 1990. Mr. von Chrismar holds an Engineering degree from the Universidad de Santiago de Chile.

Carlos Olivos Marchant is Director since 2007 and has been a Board member since the merger was consummated in 2002. He is Chairman of the Audit Committee. He was Chairman of the Board of Santiago since 1987 until the date of the merger, and he was Chairman of that board between May 1999 until the merger. He is a partner in the law firm Guerrero, Olivos, Novoa y Errazuriz. From 1981 to 1983, Mr. Olivos served as General Counsel of the Central Bank of Chile, and from 1984 to 1986, he served as Chairman of the Board of Directors of Banco Osorno. Mr. Olivos holds a law degree from the Universidad de Chile and a Masters of Jurisprudence from New York University School of Law.

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

Marco Colodro Hadjes became a Director on April 19, 2005. Mr. Colodro is a member of the Asset and Liability Committee, Executive Credit Committee, Market Committee and since September 2010 is a member of the Audit Committee. Mr. Colodro was President of the Board of Telefónica Chile and a Director of Codelco. He is a former chairman of TVN (national television network) and former vice chairman of Banco del Estado (state bank). He was also owner of Agencia de Valores Alfa S.A. Prior to that, he was Foreign Trade Director at the Central Bank of Chile. Mr. Colodro holds a degree in Economics from the Universidad de Chile, and has done post-graduate studies at the University of Paris.

Lucía Santa Cruz Sutil became a Director on August 19, 2003. Ms. Santa Cruz was a member of our Audit Committee until May 2010 and the University Committee. She is a member of  the University Committee and the Marketing and Communications Committee. Ms. Santa Cruz holds a degree in History and a Masters Degree in Philosophy from Oxford University. She is the Dean of the College of Liberal Arts of the Universidad Adolfo Ibañez. Ms. Santa Cruz is also a Director of Universia Chile S.A. She is also on the Board of Compañía de Seguros Generales y de Vida La Chilena Consolidada and Fundación Minera Escondida. She is also on the Advisory Board of Nestle Chile and the Fundación Educacional Santa Teresa de Avila. She is also a member of the Self-Regulation Committee for Insurance Companies in Chile.

Roberto Méndez Torres is a former member of the Board of Old Santander-Chile, to which he was appointed in 1996. He is a member of the Executive Credit Committee, the Marketing and Communication Committee, the Strategy Committee and the University Committee. He is a professor of Economics at Universidad Católica de Chile. He has been Advisor to Grupo Santander-Chile since 1989. Mr. Méndez is President and Director of Adimark Chile Gfk and on the Board of the Chilean and German Chamber of Commerce. He is also Vice-Chairman of Universia S.A. He graduated with a degree in Business from Universidad Católica de Chile, and holds an MBA and a Ph.D. from the Graduate School of Business at Stanford University.

Roberto Zahler Mayanz became a Director on August 31, 1999. He is a member of the Asset and Liability Committee and the Market Committee. Currently, he is President of Zahler & Co, a consulting firm. He is also Director of Air Liquide-Chile and member of the CLAAF or the Latin American Committee for Financial Affairs. He was formerly President of the Board of Siemens Chile. He was also a visiting professor at the IMF’s Research Department. Between 1991 and 1996, he was President of the Central Bank of Chile and Vice-President from 1989 to 1991. He also serves as a consultant for the World Bank, the IDB, the IMF and the International Bank of Settlements. Mr. Zahler has also provided technical assistance to various Central Banks and Finance Ministries in most countries of Latin America, Indonesia and Kosovo. Mr. Zahler holds a degree in Business Administration from the Universidad de Chile and a Masters in Economics from the University of Chicago.

Lisandro Serrano Spoerer was elected to the Board in January 2011. He is a member of the Audit Committee and the Analysis and Resolution Committee. He is currently Dean of the Universidad Gabriel Mistral. He is also a member of the Self-Regulation Committee of the Santiago Stock Exchange, a board member of various companies and a Member of Tribunal Patrimonial del Fútbol Profesional. Previously, he worked at PricewaterhouseCoopers from 1977 to 2003 where he was a partner in the tax division and later a Principal partner.

Juan Manuel Hoyos Martínez de Irujo was the Managing Director of McKinsey & Company in Spain from 1997 to 2003 where he was also President of the Client Committee of McKinsey’s Board. He began his career at McKinsey where he was named partner in 1984 and Director in 1991. Currently, he is in charge of partner development worldwide and continues to serve on the Board. His consulting career has been focused in the areas of strategy and organization of corporations, especially in the telecommunications, banking and metallurgy sectors. He has worked with companies in Spain, the United States, Latin America, the United Kingdom, Portugal and Africa.  He is currently a member of our Strategy Committee.  He received an economics degree from the Universidad Complutense de Madrid and holds an MBA in Finance and Accounting from Columbia University.

Raimundo Monge Zegers became an Alternate Director on April 29, 2003.  He is currently a member of the Strategy Committee, the Asset and Liability Committee and the Market Committee. He is Corporate Director of Strategic and Financial Planning for Grupo Santander-Chile and is CEO of Santander-Chile Holding S.A. and Santander Inversiones Ltda. He is also President of Santander S.A. Sociedad Securitizadora and Santander Factoring S.A. He is a Director of Aurum S.A., Santander Asset Management Chile S.A. and Bansa Santander S.A. Mr. Monge has a degree in business from the Universidad Católica de Chile and an MBA from the University of California, Los Angeles.

Senior Management

Our senior managers are as follows:

Senior Manager	Position	Date Appointed
Claudio Melandri	Chief Executive Officer	January 1, 2010
Gabriel Montoya	Corporate Financial Controller	April 1, 2009
José Manuel Manzano	Corporate Director of Risk	July 1, 2007
Javier Montero	Corporate Director of Internal Audit	May 1, 2010
Alejandra Mehech	Corporate Director Human Resources	May 1, 2010
Fred Meller	Global Banking and Markets	January 1, 2011
Francisco Murillo	Manager Retail Banking	May 1, 2010
Juan Carlos Chómali	Manager Santander Banefe	May 1, 2010
Felipe Contreras	Chief Accounting Officer	October 1, 2008
Juan Fernández	Administration and Operations	June 1, 2011
Angel Rebolledo	Administration and Operations	June 1, 2011
Emiliano Muratore	Manager Financial Management	April 8, 2008
Juan Pedro Santa María	General Counsel	July 30, 2009

Claudio Melandri has been Chief Executive Officer of Banco Santander Chile since January 2010. In June 1990, he joined Santander Chile as an account officer for companies. He was Branch Manager between August 1991 and March 1993 when he was named Manager of the Bank’s Head Office. From September 1994 until 1997, he was Manager of all branches in southern Chile. Between 1998 and 2005, he became Manager of the entire branch network of Santander Chile. Between August 2005 and September 2007, he was Executive Vice-President of Banco Santander Venezuela. In September 2007, he was named Corporate Director of Human Resources of Banco Santander Chile until February 2008, when he was named Manager of Commercial Banking until December 2009. He is also a member of the Board of Santander Seguros de Vida S.A., Santander Asset Management S.A., Administradora General de Fondos and Santander Seguros Generales S.A. Mr. Melandri has a degree in Business from the Universidad Tecnológica Metropolitana de Chile and an MBA from the Universidad Adolfo Ibáñez.

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

Francisco Murillo was appointed Manager of Retail Banking of Santander-Chile on May 1, 2010. Prior to that, he held the position of Corporate Director of Human Resources for Santander-Chile since February 21, 2008. Mr. Murillo has worked in Grupo Santander Chile since 1993. Previously he served as Corporate Director of Santander Asset Management and President of Bansander AFP. He was also the former CEO and Chief Investment Officer of Bansander AFP. Mr. Murillo is President of Santander Asset Management S.A. Administradora de General de Fondos, President of Santander Seguros de Vida S.A., President of Santander Seguros Generales S.A., Director of Santander Chile Holding, Director of Aurum S.A., Director of Santander Asset Management Chile S.A., Director of Santander Factoring, CEO of Teatinos Siglo XXI Inversiones Ltda and CEO of Aurum S.A. Mr. Murillo has a Business Degree from the Universidad Adolfo Ibañez.

Alejandra Mehech was appointed Corporate Director of Human Resources for Santander-Chile on May 1, 2010. Prior to that, Mrs. Mehech served as manager of Human Resources for the Global Businesses area and for senior executives, position she held since December 2007. She has also served as manager of Human Resources of the Asset Management Division of Grupo Santander in Chile. Mrs. Mehech has worked in Grupo Santander since 1994 and holds a Business Degree and a degree in Sociology, both from Universidad Católica de Chile.

Fred Meller  became Manager of Global Banking & Market in January 2011. Prior to that he was Manager of Market Making for Europe and UK for Santander-Spain. Previously, he served as Treasurer for Santander-Chile since 2008. He was also General Manager of Santander Agente de Valores and Director of Deposito Central de Valores Chile. Mr. Meller holds a degree in Business Administration from Universidad Central de Chile.

Juan Carlos Chómali became Manager of the Santander Banefe Division of Santander-Chile in May 2010. Prior to that he was Manager of Retail Banking of Santander-Chile, position he held since January 2010 and after being our Corporate Director of Customers and Quality. Prior to that he was Commercial Manager of Bansander AFP, Manager of E-Business of Grupo Santander, General Manager of Santander Multimedios, Manager of Remote Banking at Banco Santander. Mr. Chómali is also Director of Universia Chile S.A., Director of Aquanima Chile S.A., Santander Asset Management S.A. Administradora General de Fondos, Santander Seguros de Vida S.A. and Director of Santander Seguros Generales S.A.. Mr. Chómali has a degree in business from the Universidad Católica de Chile and a certificate in Marketing from the University of California, Los Angeles.

Felipe Contreras F. was named Chief Accounting Officer of Santander Chile in October 2008. He has worked for 14 years in our Accounting Department, most recently as Manager of the Consolidation and Reporting Departments, overseeing our Chilean, U.S. and Spanish GAAP reporting requirements. He recently was in charge of our recent transition to International Financial Reporting Standards. Mr. Contreras is a Public Accountant from the University of Santiago and is currently a candidate to a Masters in Advanced Finance from the Universidad Adolfo Ibáñez.

Juan Fernández is our manager of Quality and Client Service since June 2011. Previously he was our Administration and Operations. He is the former Manager of Administration and Cost Control of Old Santander-Chile, a position he held from April 1999 until August 2002, when the merger with Santiago was consummated. Mr. Fernández is also Director of Santander Chile Holding S.A., Aquanima Chile S.A., Santander Factoring S.A., Isban Chile S.A., Bansa Santander S.A., Santander Consumer Chile S.A., Multinegocios S.A. and Santander S.A. Corredores de Bolsa. Previously Mr. Fernández served as Manager for Accounting and Administration of Old Santander-Chile since January 1993. Prior to that, Mr. Fernández held positions at Banchile Agencia de Valores y Subsidiarias, and at JPMorgan in Santiago and Madrid.

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

Juan Pedro Santa María is our General Counsel, a position he has held since July 30, 2009 after being General Counsel of Grupo Santander Chile. He is also a Director of Santander Chile Holding S.A., Santander Factoring S.A., Bansa Santander S.A., Director of Aurum S.A. and Director of Santander Asset Management Chile S.A. Mr. Santa María, a lawyer, previously worked at Banco O’Higgins and Banco Santiago. He has been Chairman of the Law Committee at the Asociación de Bancos e Instituciones Financieras de Chile for the last twenty years.  He has a degree in Law from the Pontificia Universidad Católica de Chile.

Angel Rebolledo was named Manager of Administration and Operation on June 1, 2011. He has worked in banking for 25 years of which 11 have been at Santander Chile. He was previously in charge of distribution network efficiency,  Manager of Operations and Chief Information Officer.  He is also a Board member of Redbanc S.A. and an alternate board member of AFT S.A.  Mr. Rebolledo has a Business Degree from the Universidad de Santiago.

B.   Compensation

For the year ended December 31, 2010, the aggregate amount of compensation paid by us to all of our directors was Ch$894 million in monthly stipends. For the year ended December 31, 2010, the aggregate amount of compensation paid by us to all of our executive officers and our management members was Ch$29,879 million (US$63.8 million). At our annual shareholder meeting held on April 26, 2011, shareholders approved a monthly stipend per director of UF 230 (US$10,552), UF 460 (US$21,091) for the Chairman of the Board and UF 345 (US$15,818) for the Vice-Chairman of the Board. This amount will be increased by UF 30 per month (US$1,375) if a Board member is named to one or more committees of the Board. For the President of a committee the additional amount will be UF 60 (US$2,751) and UF 45 (US$2,063) for the Vice-President of a committee. Shareholders also approved the Audit Committee 2011 budget and the remuneration for its members. The remuneration is a 33% additional compensation over the monthly stipend received by a regular board member, or UF 77 (US$3,530), totaling a monthly stipend of UF 307 (US$14,075). This remuneration is in line with the new Chilean corporate governance law. In addition, we pay certain directors professional service fees for the consulting services that they rendered to us in their fields of expertise. For the year ended December 31, 2010, payments to our directors for consulting fees totaled Ch$390 million (US$0.83 million).

Banco Santander Chile and its affiliates have designed variable-compensation plans for their employees, based on performance targets and objectives, the achievement of which are evaluated and paid on a quarterly and/or annual basis. There are also multi-year variable-compensation plans designed to retain and motivate executives, whose compensation depends on the achievement of overall group-wide and individual targets over the course of a time period exceeding one year.

Long-term incentive policy

Stock-based benefits

Banco Santander Chile and its subsidiaries have designed variable-compensation plans for their employees, based on performance targets and objectives, the achievement of which are evaluated and paid on a quarterly and/or annual basis. There are also multi-year variable-compensation plans designed to retain and motivate executives, whose compensation depends on the achievement of overall wide and individual targets over the course of a time period exceeding one year.

Stock performance plan

This consists of a multi-year incentive plan with compensation in the Parent Company’s shares. The plan’s beneficiaries are the Executive Directors, other members of Top Management and other Bank employees designated by the Parent Company’s Board of Directors or, by delegation from it, the Executive Committee. The shares are distributed if the following conditions are met:

i.     The share price reaches the top 10 as compared to 30 other global banks.
ii.    Earnings per share reach the top 10 as compared to 30 other global banks.
iii.   The Bank has achieved its commercial and financial budget objectives in the last two years.
iv.   The executive has achieved his/her personal goals during the last two years and has continued to work at the Bank until the end of the program.

This plan involves cycles of shares given to the beneficiaries. Each cycle has a three-year length, so a cycle will begin every year and, from 2007 onward, another cycle will simultaneously terminate. The objective is to establish an adequate sequence between the end of the incentive program linked to the previous plan (PI06) and the successive cycles of this plan. Accordingly, the first two cycles began in July 2007, the first cycle had a two-year length (PI09), and the second cycle has a standard three-year length (PI10). In June 2008 and 2009 the third-cycle (PI11) and fourth-cycle (PI12) incentive plans were approved by the Parent Company. These new plans consist of three-year cycles and are linked to the fulfillment of the predetermined objectives.  In 2010, the beginning of the fifth cycle was approved. This new cycle has a standard term of three years and began to impact the Consolidated Statements of Income in 2010.

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

The final number of shares to be granted in each cycle is determined by the degree of fulfillment of the objectives on the third anniversary of each cycle (with the exception of the first cycle, for which the second anniversary is used), and the shares will be delivered within seven months from the date the cycle ends. The TSR and the growth of EPS for Santander and the reference financial institutions will be calculated at that time, which will yield 50% of the amount of shares to be granted according to the following scale and based on the relative position of the Parent Company:

The achievement of objectives chart for the I09, I10, and I11 plans is as follows:

Santander’s position in the TSR Ranking	Maximum percentage of shares earned	Santander’s position in the EPS growth ranking	Maximum percentage of shares earned

1st to 6th	50%	1st to 6th	50%
7°	43%	7°	43%
8°	36%	8°	36%
9°	29%	9°	29%
10°	22%	10°	22%
11°	15%	11°	15%
12th and above	0%	12th and above	0%

For the I12 and I13 plans only TSR is measured:

Santander’s position in the TSR Ranking	Maximum percentage of shares earned

1st to 5th	100%
6°	82.5%
7°	65.0%
8°	47.5%
9°	30.0%
10th and above	0.0%

If Banco Santander, S.A. is within the first quartile (including the 25th percentile) for each of the measures considered (TSR and EPS growth), the maximum percentage of shares will be earned; if it is at the median (including the 50th percentile), 30% of the maximum percentage of shares will be earned. If it is below the median, all the share distributions will be voided.

Plan PI10 ended in 2010 and rights over 1,836,215 shares were exercised by 181 bank executives. In addition, Plan PI11 allocated 588,943 rights over shares to 214 executives, yielding a cumulative total of 1,717,189 shares to 214 executives. In addition, Plan PI12 allocated 608,126 rights over shares, to 233 executives, yielding a cumulative total of 972,856 shares to 233 executives. Finally, Plan PI13 allocated 376,049 shares but have not been assigned to any executive.

As of December 31, 2010 the aforementioned objectives were achieved in their entirety, so the Bank recorded a cost for the period of Ch$2,042 million, which corresponds to the fair value of Plan I10 (which ended on June 30, 2010), Plan I11, Plan I12, and Plan I13 for the shares granted; this sum was charged to income in the specific period in which the beneficiaries provided their services to Banco Santander Chile. This program had no diluting effects on the non-controlling interests. This fair value was calculated as described below:

The fair value of the 50% which is linked to the TSR was determined by Santander Group on the basis of the Monte Carlo valuation model with 10,000 simulations ran to determine the TSR for each of the reference Group companies, considering the aforementioned variables. The results (each of which represents the distribution of a number of shares) are classified in descending order through the calculation of the weighted average, and this amount is discounted at the risk-free interest rate.

	PI09	PI10	PI11	PI12	PI13
Expected volatility (*)	16.25%	15.67%	19.31%	42.36%	49.64%
Historical annual dividend return	3.23%	3.24%	3.47%	4.88%	6.33%
Risk-free interest rate	4.47%	4.49%	4.83%	2.04%	3.33%

(*) Determined on the basis of historical volatility over the course of the period (two or three years).

The simulation model’s application yields a percentage value of 42.7% for PI09, 42.3% for PI10 and 44.9% for the second cycle for PI11,  55.4% for PI12, (which is applied to 50% of the value of the granted shares to determine the carrying amount of the incentive’s TSR-based portion) and finally 49.64% for PI13. Since this valuation is related to a market condition, it cannot be adjusted after the date on which the shares are granted.

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

Below is a table which provides a detail of the foregoing:

	Number of shares	Exercise price	Group of employees	Number of individuals	Date of commencement of the exercise period	Date of termination of exercise period
		€

Plans in force on January 1, 2005
Options granted (Plan I06)	4,284,700	9,09 (**)	Managers	123	01/15/2008	01/15/2009
Options exercised	-	-	-
Options cancelled or not exercised	(267,700)	-	-	(6)	01/15/2008	01/15/2009

Plans in force on December 1, 2005	4,017,000
Options exercised	-	-	-	-	-	-
Options cancelled, net (Plan I06)	(166,600)	9,09	Managers	(5)	01/15/2009	01/15/2009

Plans in force on December 31, 2006	3,850,400
Options granted (Plan I09)	270,823	-	Managers	159	07/01/2006	06/30/2009
Options granted (Plan I09)	12,844	-	Other non-managerial positions	23	07/01/2006	06/30/2009
Options granted (Plan I10)	276,048	-	Managers	159	07/01/2007	06/30/2010
Options granted (Plan I10)	12,720	-	Other non-managerial positions	23	07/01/2007	06/30/2010
Options cancelled, net (Plan I06)	(184,900)	9,09	Managers	-	-	-

Plans in force on December 31, 2007	4,237,935
Options granted (Plan I09)	134,985	-	Managers	159	07/01/2006	06/30/2009
Options granted (Plan I09)	6,401	-	Other non-managerial positions	22	07/01/2006	06/30/2009
Options granted (Plan I10)	676,553	-	Managers	159	07/01/2007	06/30/2010
Options granted (Plan I10)	31,174	-	Other non-managerial positions	22	07/01/2007	06/30/2010
Options granted (Plan I11)	395,236	-	Managers	161	07/01/2008	06/30/2011
Options granted (Plan I11)	26,559	-	Other non-managerial positions	53	07/01/2008	06/30/2011
Options cancelled, net (Plan I06)	(565,650)	-	-	-	04/15/2009	01/15/2009
Options exercised, net (Plan I06)	(3,099,850)	-	Managers	90	-	-

Plans in force on December 31, 2008	1,843,343
Options granted (Plan I09)	269,472	-	Managers	159	07/01/2006	06/30/2009
Options granted (Plan I09)	12,780	-	Other non-managerial positions	22	07/01/2006	06/30/2009
Options granted (Plan I10)	566,568	-	Managers	159	07/01/2007	06/30/2010
Options granted (Plan I10)	26,106	-	Other non-managerial positions	22	07/01/2007	06/30/2010
Options granted (Plan I11)	661,968	-	Managers	161	07/01/2008	06/30/2011
Options granted (Plan I11)	44,483	-	Other non-managerial positions	53	07/01/2008	06/30/2011
Options granted (Plan I12)	327,882	-	Managers	157	07/01/2009	06/30/2012
Options granted (Plan I12)	36,848	-	Other non-managerial positions	76	07/01/2009	06/30/2012
Options exercised (Plan I09)	(675,280)	-	Managers	159	-	-
Options exercised (Plan I09)	(32,025)	-	Other non-managerial positions	22	-	-

Plans in force on December 31, 2009	3,082,145
Options granted (Plan I10)	237,976	-	Managers	162	07/01/2007	06/30/2010
Options granted (Plan I10)	9,070	-	Other non-managerial positions	19	07/01/2007	06/30/2010
Options granted (Plan I11)	557,772	-	Managers	167	07/01/2008	06/30/2011
Options granted (Plan I11)	31,171	-	Other non-managerial positions	47	07/01/2008	06/30/2011
Options granted (Plan I12)	564,339	-	Managers	170	07/01/2009	06/30/2012
Options granted (Plan I12)	43,787	-	Other non-managerial positions	63	07/01/2009	06/30/2012
Options granted (Plan I13)	376,049	-	Not distributed	-	07/01/2010	06/30/2013
Options exercised (Plan I10)	(1,757,145)	-	Managers	162	-	-
Options exercised (Plan I10)	(79,070)	-	Other non-managerial positions	19	-	-

Plans in force on December 31, 2010	3,066,094
Plan I11	1,717,189	-
Plan I12	972,856	-
Plan I13	376,049	-

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

Pension Plans

During the second half of 2009, the Bank granted an additional benefit to its principal executives, consisting of a pension plan whose purpose is to endow them with funds for a better supplementary pension upon their retirement. For this purpose, the Bank will match the voluntary contributions made by the beneficiaries for their future pensions with an equivalent contribution. While for the beneficiary there is no limit on the voluntary contributions, the limit on the Bank’s matching contribution is equal to 6% of the total gross base salary minus 1.02 times the maximum amount a beneficiary is legally allowed to contribute to their voluntary pension plan. The Bank may increase or decrease this cap for each beneficiary depending on the evolution of their professional careers.  The executives will be entitled to receive this benefit only when they fulfill all of the following conditions:
•	Aimed at Group management
•	The general requisite to apply for this benefit is that the employee must be working at the Bank at age 60.
•	The Santander Group will take on insurance (pension fund) on the employee’s behalf for which it will pay a premium contribution periodically.
•	The Santander Group will be responsible for granting the benefits directly.

If the working relationship between the manager and the respective company ends, before the designated beneficiaries fulfills the abovementioned requirements, the employee will have no rights under this benefit plan. In the event of the executive’s death or total or partial disability, s/he or designated beneficiaries will be entitled to receive this benefit. The Bank will make the contributions to this benefit plan on the basis of mixed collective insurance policies whose beneficiary is the Bank. The life insurance company with whom such policies are executed is not an entity linked or related to the Bank or any other Santander Group company.  During the second half of 2009, the Bank made a contribution of Ch$4,726 million, and a contribution of Ch$267 million in 2010. The rights owned by the Bank for the Plan at the end of the 2010 period total Ch$5,170 million.
The amount of defined benefit agreements has been quantified by the Bank, based on the following criteria:

1.
Calculation method:
Use of the projected unit credit method which considers each working year as generating an additional amount of rights over benefits and values each unit separately.   It is calculated in function of the fund contributions considered as a main variable, factors associated with the legal annual pension limit, seniority, age and yearly income for each unit valued individually.

2.
Updated actuarial assumptions:
Actuarial assumptions with respect to demographic and financial variables are non-biased and mutually compatible with each other.  The most significant actuarial assumptions considered in the calculations were:

	Post–employment plans	Post–employment plans
	2010	2009

Mortality table	RV-2004	RV-2004
Disability table	PDT 1985	PDT 1985
Turnover rates	5.0%	5.0%

Assets related to the pension fund contributed by the Bank into the insurance company with respect to defined benefit plans are presented as net of associated commitments.  The period’s activity for post-employment benefits is as follows:
	2010	2009
	MCh$	MCh$
Plan assets	5,170	4,993
Commitments for defined-benefit plans
for active personnel	(953)	(100)
Incurred by inactive personnel	-	-
Minus:
Unrealized actuarial (gain) losses	-	-
Balances at the period end	4,217	4,893

The period’s flow for post-employment benefits is as follows:
	2010	2009
	MCh$	MCh$

a ) Fair value of plan assets
Balance at beginning of period	4,893	-
Expected return of insurance contracts	202	-
Employer contributions	43	4,993
Actuarial (gain) losses	-	-
Premiums paid	-	-
Benefits paid	-	-
Other	32	-
Fair value of plan assets at end of period	5,170	4,993
b ) Present value of obligations
Present value of obligations at beginning of the period	-	-
Net incorporation of Group companies	-	-
Service cost	(941)	(100)
Interest cost	-	-
Curtailment/settlement effect	-	-
Benefits paid	-	-
Past service cost	-	-
Actuarial (gain) losses	(12)	-
Other	-	-
Present value of obligations at end of the period	(953)	(100)
Net balance at the period end	4,217	4,893

Expected rate of return on plan assets and reimbursement rights:

	2010	2009

Expected rate of return on plan’s assets	UF + 2.50% annual	UF + 2.50% annual
Expected rate of return on reimbursement rights	UF + 2.50% annual	UF + 2.50% annual

Plan expenses:
	2010	2009
	MCh$	MCh$

Current period service cost	941	100
Interest cost	-	-
Expected return on plan assets	(202)	-
Expected return on insurance contracts linked to the Plan:
Extraordinary allocations	-	-
Actuarial (gains)/losses recorded in the period	12	-
Past service cost	-	-
Other	-	-
Totals	751	100

C.    Board Practices

Audit Committee

Board member	Position in Committee
Carlos Olivos	Chairman
Víctor Arbulú Crousillat	First Vice Chairman and Financial Expert
Lisandro Serrano	Second Vice Chairman

The Audit Committee (Comité de Directores y Auditoría) is comprised of three members of the Board of Directors. The General Counsel is the Committee Secretary. The Chief Executive Officer, General Auditor and other persons from the Bank can be invited to the meetings if necessary and are present on specific matters. This Committee’s primary responsibility is to support the Board of Directors in the continuous improvement of our system of internal controls, which includes reviewing the work of both the external auditors and the Internal Audit Department. The committee is also responsible for analyzing observations made by regulatory entities of the Chilean financial system about us and for recommending measures to be taken by our management in response. This committee also performs functions of a remuneration committee as established in Chilean Law, and reviews annually the salary and bonus programs for the executive officers of the Bank. The external auditors are recommended by this committee to our Board of Directors and appointed by our shareholders at the annual shareholders’ meeting.

This committee is also responsible for:

•	Presenting to the Board of Directors a list of candidates for the selection of an external auditor.

•	Presenting to the board or directors a list of candidates for the selection of rating agencies.

•	Overseeing and analyzing the results of the external audit and the internal reviews.

•	Coordinating the activities of internal auditing with the external auditors’ review.

•	Analyzing the interim and year-end financial statements and reporting the results to the Board of Directors.

•	Analyzing the external auditors’ reports and their content, procedures and scope.

•	Analyzing the rating agencies’ reports and their content, procedures and scope.

•	Obtaining information regarding the effectiveness and reliability of the internal control systems and procedures.

•	Analyzing the information systems performance, and its sufficiency, reliability and use in connection with decision-making processes.

•	Obtaining information regarding compliance with the company’s policies regarding the due observance of laws, regulations and internal rules to which the company is subject.

•	Investigating suspicious and fraudulent activities (including conflicts).

•	Analyzing the reports of the inspection visits, instructions and presentations of the Superintendency of Banks.

•	Obtaining information, analyzing and verifying the company’s compliance with the annual audit program prepared by the internal audit department.

•	Informing the Board of Directors of accounting changes and their effects.

Examining on an annual basis the compensation plans of high level executives and managers.

Asset and Liability Committee

Board member	Position in Committee
Mauricio Larraín	Chairman
Oscar von Chrismar	Vice-Chairman
Vittorio Corbo	Second Vice-Chairman
Marco Colodro	Member
Roberto Zahler	Member
Raimundo Monge	Member

The Comité de Activos y Pasivos or the Asset and Liability Committee (the “ALCO”), following guidelines set by the Board of Directors and Santander Spain’s Global Risk Department, is responsible for establishing Santander-Chile’s policies, procedures and limits with respect to market risks and monitoring the overall performance in light of the risks assumed. The ALCO constantly monitors whether these policies are adhered to. Santander-Chile’s Market Risk and Control Department and the Financial Management Division perform the day-to-day risk management functions required for the trading and non-trading activities of Santander-Chile.

The Asset and Liabilities Management Committee includes the Chairman of the Board and five additional members of the Board, the Chief Executive Officer, the Manager of the Financial Management Division, the Manager of Market Risk, the Manager of the Treasury Division, the Financial Controller and other senior members of management. Senior members of Santander-Chile’s Finance Division have a formal meeting each month with the Asset and Liabilities Management Committee and outside consultants.

Market Committee

Board member	Position in Committee
Oscar von Chrismar	Chairman
Roberto Zahler	Vice-Chairman
Vittorio Corbo	Second Vice-Chairman
Mauricio Larraín	Member
Marco Colodro	Member
Raimundo Monge	Member

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

The Market Committee includes the Chairman of the Board, five additional members of the Board, the Chief Executive Officer, the Manager of Global Banking and Markets, the Manager of the Treasury Division, the Manager of Proprietary Trading, the Manager of the Financial Management Division, the Manager of Market Risk, the Financial Controller and other senior members of management.

Central Risk Committee

Board member	Position in Committee
Oscar von Chrismar	Chairman
Raimundo Monge	Vice-Chairman
Marco Colodro	Member

The Central Risk Committee is responsible for revising and following all risks that may affect us, including reputation risk. This Committee includes three Board members.

Executive Credit Committee

Board member	Position in Committee
Mauricio Larraín	Chairman
Oscar von Chrismar	Vice-Chairman
Marco Colodro	Second Vice-Chairman
Roberto Méndez	Member

The Executive Credit Committee is comprised of the Chairman of the Board, three additional Board members, the General Counsel, the CEO, the Manager of Global Banking, the Corporate Director of Risk, the Manager of Corporate Banking, the Manager of Middle Market and two senior members of the Credit Risk department that present the loans being reviewed for approval. This committee confirms the loan positions reviewed by the Senior Loan Committee, with approval rights up to the maximum exposure permitted by the General Banking Law.

Marketing and Communications Committee

Board member	Position in Committee
Mauricio Larraín	Chairman
Roberto Méndez	Vice-Chairman
Lucía Santa Cruz	Second Vice-Chairman

The Marketing and Communications Committee is comprised of the Chairman of the Board and three additional Board members, the CEO, the Manager of Retail Banking, the Manager of Santander Banefe, the Manager of Human Resources, the Manager of Corporate Communications, the Manager of Marketing and other senior managers. This committee reviews and confirms all matters related to products, corporate image and communications.

University Committee

Board member	Position in Committee
Mauricio Larraín	Chairman
Roberto Méndez	Vice-Chairman
Lucía Santa Cruz	Second Vice-Chairman

The University Committee reviews our support for higher education and integrates this with the growth of the Institutional business segment and retail banking for college graduates.

Strategy Committee

Board member	Position in Committee
Mauricio Larraín	Chairman
Oscar von Chrismar	Vice Chairman
Raimundo Monge	Member
Juan Manuel Hoyos	Member
Roberto Méndez	Member
Jesús Zabalza	Member

The Strategy Committee is in charge of our strategic planning process and follow-up.

D.    Employees

As of December 31, 2010, on a consolidated basis we had 11,001 employees, 8,381 of whom were bank employees, 351 of whom were employees of our subsidiaries and 2,269 were employees of Special Purpose Entities.  We have traditionally enjoyed good relations with our employees and their unions. Of the total headcount of us and our subsidiaries, 7,262 or 66.0% were unionized. In May 2010, a new collective bargaining agreement was signed, which went into effect on January 1, 2011 and that will expire on December 31, 2014, but this may be negotiated ahead of schedule with the consent of management and the union. We generally apply the terms of our collective bargaining agreement to unionized and non-unionized employees. The following chart summarizes the number of employees employed by the bank.

Employees	As of December 31, 2010
Executives	643
Professionals	4,611
Administrative	5,747
Total	11,001

E.    Share Ownership

No director or executive officer owns more than 1% of the shares of Santander-Chile. As of December 31, 2010, the following directors and executives held shares in Santander-Chile:

Directors	Shares
Mauricio Larraín Garcés	568
Carlos Olivos Marchant Roberto Zahler	1,960,822 915,000
Senior Managers
Juan Fernández	35,536

Santander-Chile currently does not have any arrangements for involving employees in its capital and there is no systematic arrangement for grant of options or shares or securities of Banco Santander-Chile to them.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major Shareholders

Banco Santander Spain controls Santander-Chile through its holdings in Teatinos Siglo XXI Inversiones Ltda. and Santander-Chile Holding, which are controlled subsidiaries. In February 2011, Banco Santander Spain sold 1.9% of its ownership of us through Teatinos Siglo XXI Inversiones Ltda in the market. This gives Banco Santander Spain control over 75.0% of our shares and actual participation when excluding non-controlling shareholders that participate in Santander Chile Holding is 74.84%.

Shareholder	Number of Shares	Percentage
Teatinos Siglo XXI Inversiones Ltda.	74,512,075,401	39.54%
Santander Chile Holding	66,822,519,695	35.46%

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

The number of outstanding shares of Santander-Chile (of which there is only one class, being ordinary shares) at December 31, 2010, was 188,446,126,794 shares, without par value. Santander-Chile’s shares are listed for trading on the Chilean Stock Exchanges and on the NYSE in connection with the registration of ADRs. The market capitalization of Santander-Chile at the same date on the Chilean stock exchange was Ch$7,971,270 million and US$16,706 million on the NYSE. At December 31, 2010, Santander-Chile had 12,529 holders registered in Chile, including JPMorgan as Depositary (the “Depositary”) of Santander-Chile’s American Depositary Share Program. As of December 31, 2010, there were a total of 31 ADR holders on record. Since some of these ADRs are held by nominees, the number of record holders may not be representative of the number of beneficial holders.

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

In addition, under the Chilean Companies Law, a company may not enter into a transaction with related parties unless (i) such transaction has received the prior approval of the company’s Board of Directors and (ii) the terms of such transaction are consistent with the terms of transactions of a similar type prevailing in the market. If it is not possible to make this determination, the board may appoint two independent evaluators. The evaluators’ final conclusions must be made available to shareholders and directors for a period of 20 business days, during which shareholders representing 5% or more of the issued voting shares may request the board to call a shareholders’ meeting to resolve the matter, with the agreement of two thirds of the issued voting shares required for approval. For purposes of this regulation, the law considers the amount of a proposed transaction to be material if (1) it exceeds 1% of the company’s net worth (provided that it also exceeds UF20,000) or (2) it exceeds UF20,000.

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

The table below shows loans and receivables and contingent loans with related parties. For more information, see “Note 37—Transactions with Related Parties” in our Audited Consolidated Financial Statements appearing elsewhere in this Annual Report:

	As of December 31, 2010				As of December 31, 2009				As of December 31, 20098
Ch$ million	Companies of the Group MCh$	Associated companies MCh$	Key personnel MCh$	Other MCh$	Companies of the Group MCh$	Associated companies MCh$	Key personnel MCh$	Other MCh$	Companies of the Group MCh$	Associated companies MCh$	Key personnel MCh$	Other MCh$

Loans and accounts receivables
Commercial loans	36,966	670	2,478	14,015	11,331	914	2,840	108,372	54,996	51	2,417	110,074
Mortgage loans	-	-	15,157	-	-	-	12,754	-	-	-	11,517
Consumer loans	-	-	2,182	-	-	-	1,744	-	-	-	911	-
Loans and accounts receivables	36,966	670	19,817	14,015	11,331	914	17,338	108,372	54,996	51	14,845	110,074
Provision for loan lossess	(112)	(1)	(87)	(14)	(13)	(1)	(11)	(298)	(114)	-	(8)	(34)
Net loans	36,854	669	19,730	14,001	11,318	913	17,327	108,074	54,882	51	14,837	110,040
Guarantees	7,641	-	18,649	1,359	4,552	-	45,550	596	62,040	-	13,867	602
Contingent loans									-	-
Personal guarantees	-	-	-	-	-	-	15,900	-			-	-
Letters of credit	2,964	-	-	-	1,868	-	-	-	1,582	-	-	-
Guarantees	12,307	-	-	84	134,644	-	-	259	51,237	-	-	25
Contingent loans	15,271	-	-	84	136,512	-	15,900	259	52,819		-	25
Provisions for contingent loans	(1)	-	-	-	(21)	-	-	-	(4)	-	-	-
Net contingent loans	15,270	-	-	84	136,491	-	15,900	259	52,815	-	-	25

The largest related party loan was rendered by the Bank to Inversiones AYS Tres S.A. for Ch$27,457 million (US$58.7 million). The loan is in Chilean nominal pesos at a rate of 0.44% per month and is due in January 5, 2016.

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

•      We are not aware of any loans to any related parties exceeding the above lending limits.

The largest related party loan was rendered by the Bank to Santander Asset Management S.A. Administradora General de Fondos for Ch$25,890 million (US$40 million). The loan is in Chilean nominal pesos at a rate of 0.15% per month and was due in May 2011.

The table below shows assets and liabilities with related parties:

	As of December 31,
	2010				2009				2008
	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Assets
Cash and deposits in banks	34,104	-	-	-	-	-	-	-	-	-	-	-
Trading investments	-	-	-	-	-	-	-	-	-	-	-	-
Investments under resale agreements	-	-	-	-	-	-	-	-	-	-	-	-
Financial derivative contracts	541,737	-	-	-	405,411	-	-	-	293,649	-	-	-
Available for sale investments	-	-	-	-	-	-	-	-	-	-	-	-
Other assets	132,152	-	-	-	117,060	-	-	-	15,422	-	-	-
									-	-	-	-
Liabilities									-	-	-	-
Deposits and other demand liabilities	9,905	6,014	1,311	4,128	1,503	6,238	502	925	6,827	4,963	1,442	5,761
Investments under repurchase agreements	47,636	-	-	-	-	-	-	-	40,345	-	-	-
Time deposits and other time liabilities	320,622	-	1,657	48,749	411,295	-	1,126	21,652	387,477	-	2,918	3,057
Financial derivative contracts	317,601	-	-	-	245,574	-	-	-	358,747	-	-	-
Issued debt instruments	9,392	-	-	-	89,258	-	-	-	186,098	-	-	-
Other financial liabilities	153,913	-	-	-	55,156	-	-	-	8,967	-	-	-
Other liabilities	2,782	-	-	-	310	-	-	-	2,710	-	-	-

Other transactions with related parties

During the years ended December 31, 2010, 2009 and 2008, the Bank had the following significant income (expenses) from services provided to (by) related parties:

	2010				2009				2008
	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other
Ch$ million	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Income (expense) recorded
Income and expenses from interests and readjustments	(10,093)	55	1,279	7	(23,344)	42	308	(769)	1,070	-	67	(11)
Income and expenses from fees and services	70,359	48	102	93	56,822	71	79	50	47,984	-	11	5
Net income from financial and foreign exchange operations	86,457	-	(4)	4,098	129,046	-	2	(13,634)	(210,308)	-	-	97
Other operating revenues and expenses	(4,866)	-	-	-	(4,294)	-	-	-	(3,995)	-	-	-
Key personnel compensation and expenses	-	-	(29,879)	-	-	-	(28,663)	-	-	-	(29,820)	-
Administrative and other expenses	(20,738)	(21,777)	-	-	(13,107)	(16,666)	-	-	(12,656)	(28,016)	-	-

Totals	121,119	(21,674)	(28,502)	4,198	145,123	(16,553)	(28,274)	(14,353)	(177,905)	(28,016)	(29,742)	91

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

ITEM 8. FINANCIAL INFORMATION

A.   Consolidated Statements and Other Financial Information

Financial Information

See “Item 18”.

Legal Proceedings

We are subject to certain claims and are party to certain legal and arbitration proceedings in the normal course of our business, including claims for alleged operational errors. We do not believe that the liabilities related to such claims and proceedings are likely to have, in the aggregate, a material adverse effect on our consolidated financial condition or results of operations. For the years ended December 31, 2009 and 2010, the Disclosure Committee of Santander Chile has defined a significant legal proceeding as that implying an estimated incurred loss greater than an established cutoff amount. This cut-off amount is calculated as 16% of 5% of net interest income plus net fee income plus net financial transactions plus provision expenses plus administrative expenses and depreciation. This amount is then further reduced by 30% for prudence. As of December 31, 2010, this cutoff totaled Ch$3,117 million (US$6.5 million). As of December 31, 2010, there were no legal proceedings exceeding that amount. There are no material proceedings in which any of our directors, any members of our senior management, or any of our affiliates is either a party adverse to us or our subsidiaries or has a material interest adverse to us or our subsidiaries.

Upon the recommendation of our legal advisors, we estimate that our aggregate liability if all legal proceedings were determined adversely to us could result in significant losses not estimated by us. As of December 31, 2010, we have set aside Ch$839 million (US$1.8 million) as provisions for these legal actions. These provisions are presented under the Other provisions item in our financial statements.

Dividends and dividend policy

See “Item 3: A. Selected Financial Data—Dividends”.

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

	Santiago Stock Exchange		NYSE
	Common Stock		ADS(2)
	High	Low	High	Low
	(Ch$ per share(1))		(US$ per ADS)
Annual Price History
2006	26.20	19.60	51.46	37.40
2007	27.10	21.25	55.30	41.76
2008	24.86	16.51	54.60	28.16
2009	31.00	18.23	64.78	31.22
2010	47.37	30.74	99.44	59.40

Quarterly Price History

2009
1st Quarter	23.00	18.23	38.84	31.22
2nd Quarter	23.90	19.44	46.69	34.01
3rd Quarter	30.41	23.34	57.94	44.97
4th Quarter	31.00	26.96	64.78	52.64

2010
1st Quarter	34.99	30.74	70.63	60.59
2nd Quarter	36.36	31.03	71.88	59.40
3rd Quarter	47.37	34.73	99.44	66.73
4th Quarter	45.20	41.61	97.02	91.28

2011
1st Quarter	43.65	35.63	93.75	76.06

Monthly Price History
December 2010	44.30	41.61	95.83	91.38
January 2011	43.65	38.62	93.75	81.42
February 2011	40.02	37.17	86.43	81.16
March 2011	40.05	35.63	86.75	76.06
April 2011	42.01	39.89	92.55	86.25
May 2011	41.19	39.80	92.40	87.91

B.    Plan of Distribution

Not applicable

C.    Nature of Trading Market

Nature of Trading Market

Shares of our common stock are traded on the Chilean Stock Exchanges. Each ADS represents 1,039 shares of common stock. ADRs have been issued pursuant to the Deposit Agreement, dated as of August 4, 2008, among Santander-Chile, the Depositary and all holders from time to time of ADRs. As of December 31, 2010, 28,770,906 ADSs were outstanding (equivalent to 29,892,971,334 shares of common stock or 15.86% of the total number of issued shares of common stock).

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

The Chilean securities markets are principally regulated by the Superintendency of Securities and Insurance under the Chilean Securities Market Law and the Chilean Companies Law. In the case of banks, compliance with these laws is supervised by the Superintendency of Banks. These two laws provide for disclosure requirements, restrictions on insider trading and price manipulation and protection of non-controlling investors. The Chilean Securities Market Law sets forth requirements relating to public offerings, stock exchanges and brokers, and outlines disclosure requirements for companies that issue publicly offered securities. The Chilean Companies Law sets forth the rules and requirements for establishing open stock corporations while eliminating government supervision of closed (closely-held) corporations. Open stock (public) corporations are those with 500 or more shareholders, or companies in which 100 or more shareholders own at least 10.0% of the subscribed capital (excluding those whose individual holdings exceed 10.0%), and all other companies that are registered in the Securities Registry of the Superintendency of Securities and Insurance.

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

Meetings and Voting Rights

An ordinary annual meeting of shareholders is held within the first four months of each year. The ordinary annual meeting of shareholders is the corporate body that approves the annual financial statements, approves all dividends in accordance with the dividend policy determined by our Board of Directors, elects the Board of Directors and approves any other matter that does not require an extraordinary shareholders’ meeting. The last ordinary annual meeting of our shareholders was held on April 26, 2011. Extraordinary meetings may be called by our Board of Directors when deemed appropriate, and ordinary or extraordinary meetings must be called by our Board of Directors when requested by shareholders representing at least 10.0% of the issued voting shares or by the Superintendency of Banks. Notice to convene the ordinary annual meeting or an extraordinary meeting is given by means of three notices which must be published in a newspaper of our corporate domicile (currently Santiago) or in the Official Gazette in a prescribed manner, and the first notice must be published not less than 15 days nor more than 20 days in advance of the scheduled meeting. Notice must also be mailed 15 days in advance to each shareholder and given to the Superintendency of Banks and the Chilean Stock Exchanges. Currently, we publish our official notices in the El Mercurio newspaper of Santiago.

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

We may declare a dividend in cash or in shares. When a share dividend is declared above the legal minimum (which minimum must be paid in cash), our shareholders must be given the option to elect to receive cash. Our ADS holders may, in the absence of an effective registration statement under the Securities Act or an available exemption from the registration requirement thereunder, effectively be required to receive a dividend in cash. See “Item 10: B. Memorandum and Articles of Association—Preemptive Rights and Increases of Share Capital”. A dividend entitlement lapses after 5 years and the funds go to the Chilean Treasury.

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

In addition, Article 69bis of the Companies Law requires that whenever a controlling shareholder acquires two thirds of the voting shares of a listed company, such controlling shareholder must offer to purchase the remaining shares from the non-controlling shareholders in a tender offer.

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

C.    Material Contracts

On December 3, 2007, we entered into a long-term contract with Produban for the operation of certain of our systems, providing us with information data processing, technology services and hardware infrastructure to run our core transactional systems. On April 4, 2008, the Superintendency of Bank authorized the transfer of the Bank’s data processing center from IBM Chile to Produban, a subsidiary of Banco Santander, S.A. located in Madrid, Spain. This contract also includes an improvement in transactional capacities,  services and back-up requirement compared to previous services. We agreed to pay Produban approximately €55 million (US$77 million) in the next five years. In 2011, payments to Produban totaled Ch$10,801 million (US$23.1 million).

On December 30, 2009, Banco Santander-Chile sold the building located at calle Bandera N°201 to “IM Trust Administradora General de Fondos para el Fondo de Inversión Privado Inmobiliario Banderas” a private real estate investment fund. The total payment for this transaction amounted to Ch$11,102 million. The building’s book value at the time of the sale was Ch$4,030 million, yielding an income of Ch$7,072 million from the sale, included in other operating income line in the Consolidated Income Statement.

In April 2010, Banco Santander-Chile sold 5 offices. At the time of sale, the total accounting value of these assets was Ch$4,927 million and their selling price was Ch$11,547 million, generating a Ch$ 6,620 million profit.

In June 2010, Banco Santander-Chile sold 11 offices. At the time of sale, the total accounting value of these assets was Ch$8,138 million and their selling price was Ch$14,546 million, generating a Ch$ 6,408 million profit.

In July 2010, Banco Santander-Chile sold a piece of property. At the time of sale, the total accounting value of this good was Ch$380 million and its selling price was Ch$376 million, generating a Ch$ 4 million loss, included in the other operating expenses line.

In October 2010, Banco Santander-Chile tendered the sale of 16 offices. The sale was awarded by Compañía de Seguros CorpSeguros S.A. for Ch$18,479 million (UF 861,320), which generated an approximate profit for Ch$10,229 million. Its accounting value was Ch$8,250 million (UF 387,227). The bill of sale was signed on October 2010.

In November 2010, Banco Santander-Chile sold a piece of property. At the time of sale, the total accounting value of this good was Ch$158 million and its selling price was Ch$220 million, generating a Ch$ 62 million profit.

In December 2010, Banco Santander-Chile sold 11 offices. At the time of sale, the total accounting value of these assets was Ch$4,257 million and their selling price was Ch$11,934 million, generating a Ch$ 7,677 million profit.

D.    Exchange Controls

The Central Bank is responsible for, among other things, monetary policies and exchange controls in Chile. Appropriate registration of a foreign investment in Chile grants the investor access to the Formal Exchange Market. See “Item 3: A. Selected Financial Data—Exchange Rates”. Foreign investments can be registered with the Foreign Investment Committee under Decree Law No. 600 or can be registered with the Central Bank under the Central Bank Act. The Central Bank Act is an organic constitutional law requiring a “special majority” vote of the Chilean Congress to be amended. Since April 18, 2001, all exchange controls in Chile have been eliminated.

Previously, Chilean law mandated that holders of shares of Chilean companies that were not residents of Chile register as foreign investors under one of the foreign investment regimes contemplated by Chilean law in order to receive dividends, sale proceeds or other amounts with respect to their shares remitted outside Chile through the Formal Exchange Market. Under the Foreign Investment Contract (as defined herein), the Depositary, on behalf of ADS holders, is granted access to the Formal Exchange Market to convert cash dividends from Chilean pesos to U.S. dollars and to pay such U.S. dollars to ADS holders outside Chile, net of taxes, and no separate registration by ADR holders is required. As of April 19, 2001, the Central Bank deregulated the Exchange Market, eliminating the need to obtain approval from the Central Bank in order to remit dividends, but at the same time eliminating the possibility of guaranteeing access to the Formal Exchange Market. It is important to point out that this does not affect the current Foreign Investment Contract, which was signed prior to April 19, 2001, and still permits access to the Formal Exchange Market based on the prior approval of the Central Bank. Therefore the holders of ADRs of Santander-Chile are still subject to the Foreign Investment Contract, including its clauses referring to the prior exchange rules including the now extinct Chapter XXVI of the Compendium.

On January 3, 2011, Chile’s Central Bank announced plans to increase its total international reserves by US$12 billion in 2011. In the first phase, the Central Bank bought US$50 million a day from January 5 to February 9. The Central Bank will announce the rest of the phases at a later date and, depending on market conditions, could revise the currency intervention program, which is expected to last throughout 2011. We expect the effect of these purchases will be to devalue the peso against the dollar, although actual outcomes could differ due to macroeconomic and other factors. As of May 31, 2011, there had been no further announcements from the Central Bank regarding this program.

E.    Taxation

The following discussion summarizes certain material Chilean tax and United States federal income tax consequences to beneficial owners arising from the ownership and disposition of shares of our common stock and ADSs. The summary does not purport to be a comprehensive description of all potential Chilean tax and United States federal income tax considerations that may be relevant to a decision to own or dispose of shares of our common stock and ADSs and is not intended as tax advice to any particular investor. This summary does not describe any tax consequences arising under the laws of any state, locality or other taxing jurisdiction other than Chile and the United States. There is currently no income tax treaty between the United States and Chile.  However, the U.S. government and the government of Chile signed on February 4, 2010 the Proposed 2010 Income Tax Treaty between the United States of America and the Republic of Chile (the “Proposed U.S.-Chile Treaty”), which is now subject to ratification by the U.S. Senate.  If the Proposed U.S.-Chile Treaty becomes effective, U.S. investors should consult their tax advisers as to the applicability of the treaty in their particular circumstances.

Material Tax Consequences of Owning Shares of Our Common Stock or ADSs

Chilean Tax Considerations

The following discussion is based on material Chilean income tax laws presently in force, including Ruling No. 324 of January 29, 1990 of the Chilean Internal Revenue Service and other applicable regulations and rulings.  The discussion summarizes the material Chilean income tax consequences of an investment in the ADSs or shares of common stock received in exchange for ADSs by an individual who is not domiciled in or a resident of Chile or a legal entity that is not organized under the laws of Chile and does not have a permanent establishment located in Chile, which we refer to as a foreign holder.  For purposes of Chilean law, an individual holder is a resident of Chile if he or she has resided in Chile for more than six consecutive months in one calendar year or for a total of more than six months, whether consecutive or not, in two consecutive tax years.  An individual holder is domiciled in Chile if he or she resides in Chile with the purpose of staying in Chile (such purpose to be evidenced by circumstances such as the acceptance of employment within Chile or the relocation of his or her family to Chile).  This discussion is not intended as tax advice to any particular investor, which can be rendered only in light of that investor’s particular tax situation.

Under Chilean law, provisions contained in statutes such as tax rates applicable to foreign holders, the computation of taxable income for Chilean purposes and the manner in which Chilean taxes are imposed and collected may be amended only by another statute.  In addition, the Chilean tax authorities issue rulings and regulations of either general or specific application interpreting the provisions of Chilean tax law.  Absent a retroactive law, Chilean taxes may not be assessed retroactively against taxpayers who act in good faith relying on such rulings and regulations, but Chilean tax authorities may change said rulings and regulations prospectively. There is no general income tax treaty in force between Chile and the United States (a treaty has been signed).

Cash Dividends and Other Distributions

Cash dividends paid by us with respect to the ADSs or shares of common stock held by a Foreign Holder will be subject to a 35.0% Chilean withholding tax, which is withheld and paid over by us.  We refer to this as the Chilean withholding tax. A credit against the Chilean withholding tax is available based on the level of corporate income tax, or first category tax, actually paid by us on the taxable income to which the dividend is imputed; however, this credit does not reduce the Chilean withholding tax on a one-for-one basis because it also increases the base on which the Chilean withholding tax is imposed.  In addition, distribution of book income in excess of retained taxable income is subject to the Chilean withholding tax, but such distribution is not eligible for the credit. Under Chilean income tax law, for purposes of determining the level of the first category tax that has been paid by us, dividends generally are assumed to have been paid out of our oldest retained taxable profits.  The first category tax rate is 20.0% this year.  The foregoing tax consequences apply to cash dividends paid by us.  Dividend distributions made in property (other than shares of common stock) will be subject to the same Chilean tax rules as cash dividends.

If the Proposed U.S.-Chile Treaty becomes effective, it would among other things reduce the current rate of withholding on dividends paid to U.S. investors who are eligible for the benefits of such treaty.  If the Proposed U.S.-Chile Treaty becomes effective, U.S. investors should consult their tax advisers as to the applicability of the treaty in their particular circumstances.

Capital Gains

Gains realized on the sale, exchange or other disposition by a foreign holder of ADSs (or ADRs evidencing ADSs) will not be subject to Chilean taxation, provided that such disposition occurs outside Chile.  The deposit and withdrawal of shares of common stock in exchange for ADRs will not be subject to any Chilean taxes.

Gains recognized on a sale or exchange of shares of common stock received in exchange for ADSs (as distinguished from sales or exchanges of ADSs representing such shares of common stock) by a foreign holder will be subject to both the first category tax and the Chilean withholding tax (the former being creditable against the latter) if (1) the foreign holder has held such shares of common stock for less than one year since exchanging ADSs for the shares of common stock, (2) the foreign holder acquired and disposed of the shares of common stock in the ordinary course of its business or as a regular trader of stock or (3) the sale is made to a company in which the foreign holder holds an interest (10.0% or more of the shares in the case of open stock corporations).  A 20% withholding will be made on account of the seller's final taxes. In all other cases, gain on the disposition of shares of common stock will be subject only to the first category tax levied as a sole tax. However, in these latter cases, if it is impossible to determine the taxable capital gain, a 5.0% withholding will be imposed on the total amount to be remitted abroad without any deductions as a provisional payment of the total tax due.

The tax basis of shares of common stock received in exchange for ADSs will be the acquisition value of such shares.  The valuation procedure set forth in the deposit agreement, which values shares of common stock that are being exchanged at the highest price at which they trade on the Santiago Stock Exchange on the date of the exchange, generally will determine the acquisition value for this purpose.  Consequently, the conversion of ADSs into shares of common stock and sale of such shares of common stock for the value established under the deposit agreement will not generate a capital gain subject to taxation in Chile, as long as the sale price is equal to the acquisition price fixed at the moment of the conversion. In the event that the sale price is greater than the acquisition price, said capital gain is subject to the first category tax and the additional taxes mentioned above.

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

Pursuant to an amendment to the Chilean Income Tax Law published on November 7, 2001 (Law No. 19,768, amended by Law 20,448, dated August 13, 2010), the sale and disposition of shares of Chilean public corporations which are actively traded on stock exchanges is exempted from Chilean taxes on capital gains if the sale or disposition was made on a local stock exchange so long as the shares  were purchased on a public stock exchange. Sin embargo la Law N°20,448 limited this benefit to shares acquired and sold on a local stock exchange, with which it is unlikely that it will apply to the sale of share resulting from an exchange of ADSs. Investors who request delivery of ADSs in the form of shares of common stock should consult with their tax adviser to determine whether such shares will be eligible for the foregoing exemption.

 Other Chilean Taxes

No Chilean inheritance, gift or succession taxes apply to the transfer or disposition of the ADSs by a foreign holder but such taxes generally will apply to the transfer at death or by a gift of shares of common stock by a foreign holder.  No Chilean stamp, issue, registration or similar taxes or duties apply to foreign holders of ADSs or shares of common stock.

Withholding Tax Certificates

Upon request, we will provide to foreign holders appropriate documentation evidencing the payment of the Chilean withholding tax.

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

As used herein, a “U.S. holder” is a beneficial owner of shares of our common stock or ADSs that is for U.S. federal tax purposes:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

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

Taxation of Distributions

Distributions paid on shares of our common stock or ADSs, other than certain pro rata distributions of common shares or rights, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. holders as dividends. Subject to applicable limitations, under current law, certain dividends paid by “qualified foreign corporations” to certain non-corporate U.S. holders in taxable years beginning before January 1, 2013, will be taxable at reduced rates, up to a maximum rate of 15%. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on a securities market in the United States, such as the NYSE where our ADSs are traded. You should consult your own tax advisers to determine whether the favorable rates may apply to dividends you receive and whether you are subject to any special rules that limit your ability to be taxed at the favorable rates. The amount of the dividend will include any amounts withheld by us or our paying agent in respect of Chilean taxes at the effective dividend withholding tax rate as described above under “ — Chilean Tax Considerations.” The amount of the dividend will be treated as foreign-source dividend income to you and will not be eligible for the dividends received deduction generally allowed to U.S. corporations under the Code.

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

Subject to applicable limitations that may vary depending upon your circumstances, Chilean taxes withheld from cash dividends on shares of our common stock or ADSs, reduced in respect of any first category tax, as described above under “—Chilean Tax Considerations,” generally will be creditable against your U.S. federal income tax liability.  If, however, the Proposed U.S.-Chile Treaty becomes effective, any Chilean income taxes withheld from dividends on shares or ADSs in excess of the rate provided by the treaty will not be creditable by a U.S. holder who is eligible for the benefits of the treaty.  The rules governing foreign tax credits are complex and you should consult your own tax advisers to determine whether you are subject to any special rules that limit your ability to make effective use of foreign tax credits.  Instead of claiming a credit, you may, at your election, deduct such Chilean taxes in computing your taxable income, subject to generally applicable limitations under U.S. law.

Sale or Other Disposition of Shares or ADSs

For U.S. federal income tax purposes, gain or loss you realize on the sale or other disposition of shares of our common stock or ADSs generally will be capital gain or loss, and will be long-term capital gain or loss if you held the shares of our common stock or ADSs for more than one year.  The amount of your gain or loss will be equal to the difference between your tax basis in the shares of our common stock or ADSs disposed of and the amount realized on the disposition in each case as determined in U.S. dollars.  If a Chilean tax is withheld on the sale or disposition of the shares of our common stock or ADSs, your amount realized will include the gross amount of the proceeds of such sale or disposition before deduction of the Chilean tax.  See “—Chilean Tax Considerations - Capital Gains” for a description of when a disposition may be subject to taxation by Chile.  Such gain or loss generally will be U.S.-source gain or loss for foreign tax credit purposes.  Consequently, you may not be able to use the credit arising from any Chilean tax imposed on the disposition of shares of our common stock or ADSs unless you have other foreign source income in the appropriate foreign tax credit category. If the Proposed U.S.-Chile Treaty becomes effective, however, a U.S. holder who is eligible for the benefits of the treaty may elect to treat disposition gain that is subject to Chilean tax as foreign source gain and claim a credit in respect of the tax.  You should consult your tax advisers as to whether the Chilean tax on gains may be creditable against your U.S. federal income tax on foreign-source income from other sources. Alternatively, instead of claiming a credit, you may elect to deduct otherwise creditable Chilean taxes in computing your income, subject to generally applicable limitations under U.S. law.

Passive Foreign Investment Company Rules

Based on proposed Treasury regulations (“Proposed Regulations”), which are proposed to be effective for taxable years beginning after December 31, 1994, we believe that we were not a “Passive Foreign Investment Company” (“PFIC”) for U.S. federal income tax purposes for the year ended December 31, 2010. However, since the Proposed Regulations may not be finalized in their current form and since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among others, less than 25 percent owned equity investments) from time to time, there can be no assurance that we will not be a PFIC for any taxable year. If we were a PFIC for any taxable year during which you held an ADS or a share of our common stock, certain adverse tax consequences could apply to you.

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

Pursuant to legislation enacted in 2010, if we were to be treated as a PFIC in any taxable year, a U.S. holder may be required to file an annual report with the Internal Revenue Service containing such information as the Treasury Department may require.

Information Reporting and Backup Withholding

Payment of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and may be subject to backup withholding unless (i) you are an exempt recipient or (ii), in the case of backup withholding, you provide a correct taxpayer identification number and certify that you are not subject to backup withholding.

The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

Legislation enacted in 2010 requires certain U.S. holders who are individuals to report information relating to stock of a non-U.S. person, subject to certain exceptions (including an exception for stock held in custodial accounts maintained by a U.S. financial institution).  You should consult your tax advisers regarding the effect, if any, of this legislation on your ownership and disposition of shares of our common stock or ADSs.

F.    Dividends and Paying Agents

Not applicable.

G.   Statement by Experts

Not applicable.

H.   Documents on Display

The documents concerning us which are referred to in this Annual Report may be inspected at our offices at Bandera 140 Santiago, Chile. We are subject to the information reporting requirements of the Exchange Act, except that, as a foreign issuer, we are not subject to the proxy rules or the short-swing profit and disclosure rules of the Exchange Act. In accordance with these statutory requirements, we file or furnish reports and other information with the SEC. Reports and other information filed or furnished by us with the SEC may be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the Public Reference Section by calling the SEC at 1-800-732-0330. The SEC maintains a website on the Internet at http://www.sec.gov that contains reports and information statements and other information regarding us. The reports and information statements and other information about us can be downloaded from the SEC’s website and can also be inspected and copied at the offices of the NYSE, Inc., 20 Broad Street, New York, New York 10005.

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

Our asset and liability management policies are developed by the ALCO following guidelines and limits established by our Board of Directors, Banco Santander Spain’s Global Risk Department and our Market Risk and Control Department. The ALCO is composed of the Chairman of the Board, four additional members of the Board, the Chief Executive Officer, the Manager of the Financial Management Division, the Manager of Market Risk, the Manager of the Treasury Division, the Financial Controller and other senior members of management. Senior members of Santander Chile’s Finance Division meet monthly on a formal basis with the ALCO and outside consultants. Following guidelines set by Santander Spain, the ALCO is responsible for developing financial strategies and policies regarding our asset and liability structure together with our Financial Management Division. The aim of the Financial Management Division is to inject stability and recurrence into the net interest income of commercial activities and to ensure that we comply with internal and regulatory limits regarding liquidity, regulatory capital, reserve requirements and market risk. Our Market Risk and Control Department carries out the day-to-day measurements of the risks taken by the ALCO.

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

Impact of Inflation

Our assets and liabilities are denominated in Chilean pesos, UF and foreign currencies. The Bank no longer performs inflation accounting and has eliminated price level restatement in line with IFRS, but inflation impacts our results of operations as some loan and deposit products are contracted in UF. The UF is revalued in monthly cycles. Each day in the period beginning on the tenth day of the current month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect a proportionate amount of the change in the Chilean Consumer Price Index during the prior calendar month. One UF equaled Ch$ 21,455.55 at December 31, 2010, Ch$20,942.88 at December 31, 2009 and Ch$21,452.57 at December 31, 2008.  High levels of inflation in Chile could adversely affect the Chilean economy and have an adverse effect on our business, financial condition and results of operations. Negative inflation rates also negatively impact our results. In 2010, CPI inflation was at 3.0%, compared to a decline of 1.4% in 2009 and a rise of 7.1% in 2008.  There can be no assurance that Chilean inflation will not change significantly from the current level. Although we currently benefit from moderate levels of inflation, due to the current structure of our assets and liabilities (i.e., a significant portion of our loans are indexed to the inflation rate, but there are no corresponding features in deposits or other funding sources that would increase the size of our funding base), there can be no assurance that our business, financial condition and result of operations in the future will not be adversely affected by changing levels of inflation. In summary:

•
UF-denominated assets and liabilities. In 2010, UF inflation was +2.45% compared to -2.4% in 2009 and +9.3% in 2008. The effect of any changes in the nominal peso value of our UF-denominated interest earning assets and interest bearing liabilities is reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest income and expense, respectively.  Our net interest income will be positively affected by an inflationary environment to the extent that our average UF-denominated interest earning assets exceed our average UF-denominated interest bearing liabilities. Our net interest income will be negatively affected in a deflationary environment if our average UF-denominated interest earning assets exceed our average UF-denominated interest bearing liabilities. Our net interest income will be negatively affected by inflation in any period in which our average UF-denominated interest bearing liabilities exceed our average UF-denominated interest earning assets. Our average UF-denominated interest earning assets exceeded our average UF-denominated interest bearing liabilities by Ch$3,171,140 million in 2010 compared to Ch$2,689,614 million in 2009 and Ch$2,439,563 million in 2008. See “Item 5: F. Selected Statistical Information―Average Balance Sheets, Income Earned from Interest-Earning Assets and Interest Paid on Interest Bearing Liabilities”. In general, the Bank has more UF-denominated financial assets than UF-denominated financial liabilities. In the year ended December 31, 2010, the interest gained on interest earning assets denominated in UF increased 139.4% compared to the same period in 2009 as a result of the higher inflation rates, while the 2009 level decreased 77.3% compared to 2008 as a result of the deflation rates in 2009 compared to 2008. The interest paid on these liabilities increased 332.6% and reached Ch$292,362 during the year ended December 31, 2010, compared to negative results during the same period in 2009.

•
Inflation and interest rate hedge. A key component of our asset and liability policy is the management of interest rate risk. The Bank’s assets generally have a longer maturity than our liabilities. As the Bank’s mortgage portfolio grows, the maturity gap tends to rise as these loans, which are contracted in UF, have a longer maturity than the average maturity of our funding base. As most of our long term financial instruments and mortgage loans are contracted in UF and most of our deposits are in nominal pesos, the rise in mortgage lending increases the Bank’s exposure to inflation and to interest rate risk. The size of this gap is limited by internal and regulatory guidelines in order to avoid excessive potential losses due to strong shifts in interest rates. In order to keep this duration gap below regulatory limits the Bank issues long term bonds denominated in UF or interest rate swaps. The financial cost of the bonds and the efficient part of these hedges is recorded as net interest income. In 2010, the gain from the swaps taken in order to hedge mainly for inflation and interest rate risk totaled a loss Ch$2,008 million compared to a gain of Ch$24,988 million in 2009 and a loss of Ch$53,956 million in 2008.  The gain in 2009 compared to a negative result in 2008 was a direct result of the deflation rate in 2009.

	As of December 31,			% Change	% Change
Inflation sensitive income	2010	2009	2008	2010/2009	2009/2008
	(In million of Chilean pesos)
Interest gained on UF assets(1)	537,621	224,614	990,430	139.4%	(77.3%)
Interest paid on UF liabilities(1)	(292,362)	(67,559)	(694,758)	332.8%	(90.3%)
Hedging results	(2,008)	24,988	(53,956)	–%	–%
Net gain	243,251	182,043	241,716	33.6%	(24.7%)

(1)   Excludes results from hedging

•
Peso-denominated assets and liabilities. Interest rates prevailing in Chile during any period primarily reflect the inflation rate during the period and the expectations of future inflation. The sensitivity of our peso-denominated interest earning assets and interest bearing liabilities to changes to such prevailing rates varies. (See “Item 5: C. Operating Results—Interest Rates”). We maintain a substantial amount of non-interest bearing peso-denominated demand deposits. Because such deposits are not sensitive to inflation, any decline in the rate of inflation would adversely affect our net interest margin on inflation indexed assets funded with such deposits, and any increase in the rate of inflation would increase the net interest margin on such assets. The ratio of the average of such demand deposits and average share holder’s equity to average interest-earning assets was 28.1% as of December 31, 2010, and 25.1% and 24.0% for the years ended December 31, 2010, 2009 and 2008, respectively.

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

As of December 31, 2010, the breakdown of maturities of assets and liabilities is as follows:

	On-Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 5 years	More than 5 years	Total
Interest-earning assets:
Cash and deposits in banks	1,762,198	—	—	—	—	—	1,762,198
Unsettled transactions	374,368	—	—	—	—	—	374,368
Trading investments	—	26,572	10,918	188,295	150,427	3,458	379,670
Investment, under resale agreements	—	170,985	—	—	—	—	170,985
Financial derivative contracts	—	94,417	109,729	289,492	749,688	381,052	1,624,378
Interbank loans	17	69,709	—	—	—	—	69,726
Loans	610,951	1,696,614	1,109,796	2,274,513	4,773,163	5,192,519	15,657,556
Available for sale investments		189,600	120,076	265,667	532,292	366,345	1,473,980
Total Interest-earning assets	2,747,534	2,247,897	1,350,519	3,017,967	6,205,570	5,943,374	21,512,861

Interest-bearing liabilities:
Deposits and other demand obligations	4,236,434	—	—	—	—	—	4,236,434
Unsettled transactions	300,125	—	—	—	—	—	300,125
Investments under repurchase agreements	—	284,020	9,769	936	—	—	294,725
Time deposits and other time liabilities	104,362	2,167,851	1,713,684	2,350,479	898,241	24,140	7,258,757
Financial derivative contracts	—	137,501	155,431	343,771	696,219	311,057	1,643,979
Interbank borrowings	831	29,877	179,361	1,249,718	124,270	—	1,584,057
Issued debt instruments	—	6,007	130,557	442,986	1,807,541	1,803,797	4,190,888
Other financial liabilities	38,567	1,089	773	3,613	39,677	82,570	166,289
Total interest-bearing liabilities	4,680,319	2,626,345	2,189,575	4,391,503	3,565,948	2,221,564	19,675,254

The table below sets forth our average daily balance of liabilities for the years ended December 31, 2010 and 2009, in each case together with the related average nominal interest rate paid thereon.

(millions of Ch$, except percentages)	2010			2009
	Average Balance	% of Total Average Liabilities	Average Nominal Rate	Average Balance	% of Total Average Liabilities	Average Nominal Rate
Savings accounts	102,732	0.5%	1.2%	100,294	0.5%	(1.0%)
Time deposits	7,482,544	35.9%	3.0%	8,355,446	41.8%	2.8%
Central Bank borrowings	304,292	1.5%	0.5%	297,346	1.5%	0.9%
Repurchase agreements	196,719	0.9%	1.2%	486,000	2.4%	2.9%
Mortgage finance bonds	224,436	1.1%	7.8%	301,501	1.5%	2.8%
Other interest bearing liabilities	5,126,595	24.6%	4.5%	3,909,793	19.6%	2.5%
Subtotal interest bearing liabilities	13,437,318	64.4%	3.5%	13,450,380	67.3%	2.6%
Non-interest bearing liabilities
Non-interest bearing deposits	3,152,513	15.1%		2,475,050	12.4%
Derivatives	1,323,161	6.3%		1,387,026	6.9%
Other non-interest bearing liabilities	1,192,374	5.7%		1,079,516	5.4%
Shareholders’ equity	1,752,329	8.4%		1,599,938	8.0%
Subtotal non-interest bearing liabilities	7,420,377	35.6%		6,541,530	32.7%
Total liabilities	20,857,695	100.0%		19,991,910	100.0%

Foreign Exchange Fluctuations

The Chilean government’s economic policies and any future changes in the value of the Chilean peso against the U.S. dollar could adversely affect our financial condition and results of operations. The Chilean peso has been subject to significant devaluation in the past and may be subject to significant fluctuations in the future. In 2010, the Chilean peso in relation to the U.S. dollar appreciated 7.5% compared to a 19.5% appreciation in 2009. (See “Item 3: A. Selected Financial Data—Exchange Rates”). A significant portion of our assets and liabilities are denominated in foreign currencies, principally the U.S. dollar, and we historically have maintained and may continue to maintain material gaps between the balances of such assets and liabilities. Because such assets and liabilities, as well as interest earned or paid on such assets and liabilities, and gains and losses realized upon the sale of such assets, are translated to Chilean pesos in preparing our financial statements, our reported income is affected by changes in the value of the Chilean peso relative to foreign currencies (principally the U.S. dollar). The translation gain or loss over assets and liabilities (including derivatives defined as for hedging purposes) is included as foreign exchange transactions in the income statement. The translation and mark-to-market of foreign currency derivatives held for trading is recognized as a gain or loss in the net results from mark-to-market and trading.

The composition of our assets, liabilities and equity at December 31, 2010, by currency are as follows:

	As of December 31, 2010, Ch$ million
	Ch$ (1)	UF	Ch$ linked to US$	US$	Total
Assets
Cash and deposits	1,395,603	—	—	366,595	1,762,198
Unsettled transactions	304,467	—	—	69,901	374,368
Trading investments	35,255	344,415	—	—	379,670
Investments under agreements to resell	170,985	—	—	—	170,985
Financial derivative contracts	1,624,378	—	—	—	1,624,378
Interbank loans	(37)	—	—	69,709	69,672
Loans and receivables from customers	6,566,778	7,703,358	40,798	921,229	15,232,163
Available for sale investments	1,154,545	308,887	—	10,548	1,473,980
Investments held to maturity	—	—	—	—	—
Investments in other companies	7,275	—	—	—	7,275
Intangible assets	77,990	—	—	—	77,990
Property, plant and equipment	154,985	—	—	—	154,985
Current taxes	12,499	—	—	—	12,499
Deferred taxes	100,470	—	—	—	100,470
Other assets (2)	404,468	35,984	671	208,958	650,081
Total assets	12,009,661	8,392,644	41,469	1,646,940	22,090,714
Liabilities
Deposits and other sight obligations	3,559,987	266,016	—	410,431	4,236,434
Unsettled transactions	149,476	—	—	150,649	300,125
Investment under agreements to repurchase	204,426	54	—	90,245	294,725
Deposits and other time deposits	4,111,680	2,119,908	—	1,027,169	7,258,757
Financial derivative contracts	1,643,979	—	—	—	1,643,979
Interbank borrowings	1,835	1,307	—	1,580,915	1,584,057
Issued debt instruments	264,786	2,570,714	—	1,355,388	4,190,888
Other financial liabilities	143,734	14,988	6,388	1,179	166,289
Current taxes	1,293	—	—	—	1,293
Deferred taxes	5,441	—	—	—	5,441
Provisions	209,421	—	—	—	209,421
Other liabilities (2)	151,473	33,741	7,580	68,534	261,328
Total liabilities	10,447,531	5,006,728	13,968	4,684,510	20,152,737
Equity
Attributable to Bank Shareholders	1,642,813	277,078	(73)	(13,650)	1,906,168
Capital	891,303	—	—	—	891,303
Reserves	51,539	—	—	—	51,539
Valuation adjustment	(5,180)	—	—	—	(5,180)
Retained earnings :
Retained earnings of prior periods	614,731	—	—	—	614,731
Net income for the period	242,038	277,078	(73)	(13,650)	505,393
Minus: Provision for mandatory dividends	(151,618)	—	—	—	(151,618)

	As of December 31, 2010, Ch$ million
	Ch$ (1)	UF	Ch$ linked to US$	US$	Total
Non-controlling interest	31,809	—	—	—	31,809
Total equity	1,674,622	277,078	(73)	(13,650)	1,937,977
Total liabilities and equity	12,122,153	5,283,806	13,895	4,670,860	22,090,714

(1)	Includes the value of swap instruments and balances of executed transactions which contractually defer the payment of sales transactions or the delivery of foreign currency acquired.

(2)	Other assets and liabilities include the threshold position from derivative contracts.

Liquidity risk management

The Financial Management Division receives information from all the business units on the liquidity profile of their financial assets and liabilities, as well as breakdowns of other projected cash flows stemming from future businesses. On the basis of that information, the Financial Management Division maintains a portfolio of liquid short-term assets, comprised mainly of liquid investments, loans and advances to other banks, to make sure the Bank has sufficient liquidity. The business units’ liquidity needs are met through short–term transfers from Financial Management to cover any short–term fluctuations and long-term financing to address all the structural liquidity requirements.

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

The Bank must comply with regulatory limits imposed by the SBIF and the Central Bank that are the following:

•
The sum of the liabilities with a maturity of less than 30 days may not exceed the sum of the assets with a maturity of less than 30 days by more than an amount greater than our capital. This limit must be calculated in local currency and foreign currencies together as one gap. At December 31, 2010 the percentage of (i) our liabilities with a maturity of less than 30 days in excess of our assets with a maturity of less than 30 days to (ii) our capital and reserves was 39%.

•
The sum of the liabilities in foreign currency with a maturity of less than 30 days may not exceed the sum of the assets in foreign currency with a maturity of less than 30 days by more than an amount greater than our capital. At December 31, 2010 the percentage of (i) our liabilities with a maturity of less than 30 days in foreign currency in excess of our assets in foreign currency with a maturity of less than 30 days to (ii) our capital and reserves was 14%.

•
The sum of the liabilities with a maturity of less than 90 days may not exceed the sum of the assets with a maturity of less than 90 days by more than 2 times our capital. This limit must be calculated in local currency and foreign currencies together as one gap. At December 31, 2010 the percentage of (i) our liabilities with a maturity of less than 90 days in excess of our assets with a maturity of less than 90 days to (ii) our capital and reserves was 43%.

Market risk management

The Bank’s internal management of market risk is based chiefly on the procedures and standards of Santander Spain, which are in turn based on analysis of management in three principal components:

•	trading portfolio;

•	local financial management portfolio;

•	foreign financial management portfolio.

The trading portfolio is comprised chiefly of investments valued at fair market value and free of any restriction on their immediate sale, which are often bought and sold by the Bank with the intention of selling them in the short term to benefit from short-term price fluctuations. The financial management portfolios include all the financial investments not considered to be part of trading portfolio.

The ALCO has the overall responsibility for market risk. The Bank’s risk/finance department is responsible for formulating detailed management policies and applying them in the Bank’s operations, in conformity with the guidelines adopted by the ALCO and the Banco Santander de España Global Risk Department.

The department’s functions in related to trading portfolio imply the following:(i) apply the “Value at Risk” (VaR) techniques to measure the interest rate risk, (ii) adjust the trading portfolios to the market and measure the daily profit and loss from the commercial activities, (iii) compare the real VaR with the established limits, (iv) establish procedures to prevent losses in excess of predetermined limits and (v) furnish information on the trading activities to the ALCO, other members of the Bank’s management and the Santander Spain Global Risk Department.

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

Market risk – management of trading portfolio

The Bank applies VaR methodologies to measure the market risk of its trading portfolio. The Bank has a consolidated commercial position comprised of fixed-income investments, foreign currency trading, and a minimal position in stock investments. This portfolio is comprised mostly of Central Bank of Chile bonds, mortgage bonds and locally issued, low-risk corporate bonds. At the end of the year, the trading portfolio included no stock portfolio investments.

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

The Bank uses the VaR estimates to provide a warning when the statistically estimated incurred losses in its trading portfolio would exceed prudent levels, and hence, there are certain predetermined limits.

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

At no time in 2010, 2009 and 2008 did the Bank exceed the VaR limits in regard to the 3 components which comprise the trading portfolio: fixed-income investments, variable-income investments and foreign currency investments. The high, low, and average levels for each component and each year below were as follows:
Consolidated	2010	2009	2008
	(in millions of $US)
VaR:
High	11.18	9.79	11.6
Low	3.53	4.24	3.7
Average	7.25	5.98	6.6

Fixed–income investments:
High	11.37	9.14	9.5
Low	3.63	4.22	3.3
Average	7.21	5.87	6

Variable–income investments:
High	0.18	1.65	1.4
Low	0.02	0.04	0.2
Average	0.09	0.17	0.5

Foreign currency investments
High	3.91	7.02	4.0
Low	0.48	0.66	0.6
Average	1.68	2.31	2.5

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

Market Risk – Financial management portfolio – December 31, 2010, 2009 and 2008

	2010		2009		2008
	Effect on net interest income	Effect on equity	Effect on net interest income	Effect on equity	Effect on net interest income	Effect on equity
Financial management portfolio – local currency (in millions of $Ch$)
Loss limit	37,300	152,300	37,264	127,000	24,000	86,400
High	16,849	126,306	17,711	123,834	16,720	85,837
Low	2,974	86,573	1,504	95,791	3,138	60,251
Average	10,317	109,133	6,404	107,239	10,807	72,622

Financial management portfolio – foreign currency (in millions of $US)
Loss limit	46.0	74.0	46.0	74.0	36.0	54.0
High	25.8	11.9	18.4	17.3	31.2	9.4
Low	0.4	0.3	1.2	1.5	1.8	0.2
Average	14.6	3.1	6.9	11.4	15.1	4.2

	2010		2009		2008
	Effect on net interest income	Effect on equity	Effect on net interest income	Effect on equity	Effect on net interest income	Effect on equity
Financial management portfolio – consolidated (in millions of $Ch$)
Loss limit	37,300	152,300	37,264	127,000	24,000	86,400
High	20,129	126,309	17,724	123,836	16,720	86,051
Low	7,010	86,575	1,939	96,280	3,138	60,252
Average	12,993	109,156	8,188	107,495	10,707	72,683

Market risk –Regulatory method

The following table illustrates our market risk exposure according to the Chilean regulatory method, as of December 31, 2010. This information is sent to the SBIF on a quarterly basis. Our maximum exposure to long-term interest rate fluctuations is set at 35% of regulatory capital and is approved by the board of directors.

Regulatory Market Risk	As of December 31, 2010
(Ch$ million)
Market risk of trading portfolio (EMR)
Interest rate risk of trading portfolio	62,715
Foreign currency risk of trading portfolio	2,441
Risk from interest rate options	65,911
Risk from foreign currency options	160
Total market risk of trading portfolio	131,227
10% x Risk-weighted assets	1,728,380
Subtotal	1,859,607
Limit = Regulatory Capital	2,496,533
Available margin	636,926

Non-trading portfolio market risk
Short-term interest rate risk	35,789
Inflation risk	46,542
Long-term interest rate risk	353,480
Total market risk of non-trading portfolio	435,811

Regulatory limit of exposure to short-term interest rate and inflation risk
Short-term exposure to interest rate risk	35,789
Exposure to inflation risk	46,542
Limit: 20% of (net interest income + net fee income sensitive to interest rates)	187,414
Available margin	105,083

Regulatory limit of exposure to long-term interest rate risk
Long-term exposure to interest rate risk	353,480
35% of regulatory capital	873,786
Available margin	520,306

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

Net Foreign Currency Trading Position: Maximum Net Position. We also set an absolute limit on the size of Santander-Chile’s consolidated net foreign currency trading position. At December 31, 2010, this was equal to US$200 million. The limit on the size of the net foreign currency position is determined by the ALCO and is calculated and monitored by the Market Risk and Control Department.

Derivative activities

At December 31, 2010, 2009 and 2008, derivatives are valued at market price on the balance sheet and the net unrealized gain (loss) on derivatives is classified as a separate line item on the income statement. In prior periods, the notional amounts were carried off the balance sheet. Banks must mark to market derivatives. A derivative financial instrument held for trading purposes must be marked to market and the unrealized gain or loss recognized in the income statement. The SBIF recognizes three kinds of hedge accounting: (i) cash flow hedges, (ii) fair value hedges and (iii) hedging of foreign investments.

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

We classify some of our derivative financial instruments as being held for trading, due to the guidelines from the SBIF. However, substantially all of our derivatives are not actually used for speculative purposes or trading. We use derivatives to hedge our exposure to foreign exchange, interest rate and inflation risks. We had the following derivative financial instruments portfolio as of December 31, 2009 and December 31, 2008:

	As of December 31, 2010
	Notional amounts			Fair Value
	Within 3 months	After 3 months but within one year	After one year	Assets	Liabilities
	(Ch$ million)
Fair value hedge derivative instruments
Currency forwards	-	-	-	-	-
Interest rate swaps	-	-	702,306	5,827	6,464
Cross currency swaps	28,090	229,296	387,024	5,296	28,730
Call currency options	-	-	-	-	-
Call interest rate options	-	-	-	-	-
Put currency options	-	-	-	-	-
Put interest rate options	-	-	-	-	-
Interest rate future	-	-	-	-	-
Other Derivatives	-	-	-	-	-

Subtotal	28,090	229,296	1,089,330	11,123	35,194

Cash Flow hedge derivative instruments
Currency forwards	-	-	-	-	-
Interest rate swaps	-	-	-	-	-
Cross currency swaps	147,872	999,792	379,859	494	120,563
Call currency options	-	-	-	-	-
Call interest rate options	-	-	-	-	-
Put currency options	-	-	-	-	-
Put interest rate options	-	-	-	-	-
Interest rate future	-	-	-	-	-
Other Derivatives	-	-	-	-	-

Subtotal	147,872	999,792	379,859	494	120,563

Derivative instruments for trading
Currency forwards	10,374,003	6,830,128	792,254	283,722	348,152
Interest rate swaps	2,671,634	7,607,192	13,475,904	204,786	250,812
Cross currency swaps	1,081,609	2,783,653	10,061,745	1,123,547	887,222
Call currency options	20,724	29,247	936	272	233
Call interest rate options	34,076	16,690	59,676	82	1,269
Put currency options	6,364	4,906	-	230	385
Put interest rate options	-	-	-	-	-
Interest rate future	-	-	-	-	-
Other Derivatives	165,208	-	-	122	149

Subtotal	14,353,618	17,271,816	24,390,515	1,612,761	1,488,222

Total	14,529,580	18,500,904	25,859,704	1,624,378	1,643,979

	As of December 31, 2009
	Notional amounts			Fair Value
	Within 3 months	After 3 months but within one year	After one year	Assets	Liabilities
	(Ch$ million)
Fair value hedge derivative instruments
Currency forwards	–	–	–	–	–
Interest rate swaps	–	86,963	580,132	2,446	3,794
Cross currency swaps	–	26,079	583,035	16,972	805
Call currency options	–	–	–	–	–
Call interest rate options	–	–	–	–	–
Put currency options	–	–	–	–	–
Put interest rate options	–	–	–	–	–
Interest rate future	–	–	–	–	–
Other Derivatives	–	–	–	–	–

Subtotal	–	113,042	1,163,167	19,418	4,599

Cash Flow hedge derivative instruments
Currency forwards	–	–	–	–	–
Interest rate swaps	–	–	–	–	–
Cross currency swaps	51,993	582,830	73,551	4,741	52,301
Call currency options	–	–	–	–	–
Call interest rate options	–	–	–	–	–
Put currency options	–	–	–	–	–
Put interest rate options	–	–	–	–	–
Interest rate future	–	–	–	–	–
Other Derivatives	–	–	–	–	–

Subtotal	51,993	582,830	73,551	4,741	52,301

Derivative instruments for trading
Currency forwards	6,533,147	4,195,874	587,541	199,665	184,112
Interest rate swaps	2,418,161	4,240,574	9,618,573	243,965	330,975
Cross currency swaps	887,942	1,594,972	9,880,693	922,498	772,959
Call currency options	34,341	22,107	–	203	43
Call interest rate options	122	5,189	39,900	281	595
Put currency options	33,198	15,487	–	3,083	3,232
Put interest rate options	–	–	–	–	–
Interest rate future	–	–	–	–	–
Other Derivatives	29,320	–	–	24	90

Subtotal	9,936,231	10,074,203	20,126,707	1,369,719	1,292,006

Total	9,988,224	10,770,075	21,363,425	1,393,878	1,348,906

	As of December 31, 2008
	Notional amounts			Fair Value
	Within 3 months	After 3 months but within one year	After one year	Assets	Liabilities
	(Ch$ million)
Fair value hedge derivative instruments
Currency forwards	–	–	–	–	–
Interest rate swaps	–	–	45,849	1,234	1,332
Cross currency swaps	–	–	359,100	106,335	–
Call currency options	–	–	–	–	–
Call interest rate options	–	–	–	–	–
Put currency options	–	–	–	–	–
Put interest rate options	–	–	–	–	–
Interest rate future	–	–	–	–	–
Other Derivatives	–	–	–	–	–

Subtotal	–	–	404,949	107,569	1,332

Cash Flow hedge derivative instruments
Currency forwards	–	–	–	–	–
Interest rate swaps	–	–	–	–	–
Cross currency swaps	51,300	573,598	128,250	73,036	151
Call currency options	–	–	–	–	–
Call interest rate options	–	–	–	–	–
Put currency options	–	–	–	–	–
Put interest rate options	–	–	–	–	–
Interest rate future	–	–	–	–	–
Other Derivatives	–	–	–	–	–

Subtotal	51,300	573,598	128,250	73,036	151

Derivative instruments for trading
Currency forwards	5,643,973	2,983,543	438,347	600,199	302,479
Interest rate swaps	3,865,373	4,635,536	9,922,492	239,867	362,813
Cross currency swaps	619,041	1,634,073	9,281,020	803,199	780,614
Call currency options	225,936	157,871	1,347	21,901	18,126
Call interest rate options	–	128,250	–	–	45
Put currency options	195,792	138,795	1,347	657	4,164
Put interest rate options	–	64,125	–	–	–
Interest rate future	–	–	–	–	–
Other Derivatives	15,016	–	–	81	–

Subtotal	10,565,131	9,742,193	19,644,553	1,665,904	1,468,241

Total	10,616,431	10,315,791	20,177,752	1,846,509	1,469,724

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

The balance sheets of these subsidiaries are mainly comprised of non sensitive assets and liabilities, fixed assets and capital and in total only represent 2.4% of our total consolidated assets.

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

(a) Deposit or substituting the underlying shares
Each person to whom ADSs are issued against deposits of shares, including deposits in respect of share distributions, rights and other distributions.1
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

In 2010, the Depositary made direct payments and reimbursements to us in the amount of US$410,038 for expenses related to investor relations.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

As of December 31, 2010, the Bank, under the supervision and with the participation of the Bank’s management, including the President, Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(f) under the Exchange Act). There are, as described below, inherent limitations to the effectiveness of any control system, including disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

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

Based on this assessment, our management concluded that, as of December 31, 2010, our internal control over financial reporting was effective based on those criteria.

Our internal control over financial reporting as of December 31, 2010, has been audited by an independent registered public accounting firm, as stated in their report which follows below.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Banco Santander Chile

We have audited the internal control over financial reporting of Banco Santander Chile and subsidiaries (the “Bank”) as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Bank’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting.  Our responsibility is to express an opinion on the Bank’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s  assets that could have a material effect on the financial statements.

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

In our opinion, the Bank maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the consolidated financial statements as of and for the year ended December 31, 2010 of the Bank and our report dated June 28, 2011 expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the translation of Chilean peso amounts into U.S. dollar amounts and that we are not aware of any modifications that should be made for such translation to be in conformity with the basis stated in Note 1 e. and such U.S. dollar amounts are presented solely for the convenience of readers in the United States of America.

/s/Deloitte
Santiago, Chile
June 28, 2011

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that one of the members of our Audit Committee, Víctor Arbulú Crousillat, meets the requirements of an “audit committee financial expert” in accordance with SEC rules and regulations, in that each has an understanding of IFRS-IASB and financial statements, the ability to assess the general application of IFRS-IASB in connection with the accounting for estimates, accruals and reserves, experience analyzing and evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by our consolidated financial statements, an understanding of internal controls over financial reporting, and an understanding of audit committee functions. All three members of our Audit Committee have experience overseeing and assessing the performance of Santander-Chile and its consolidated subsidiaries and our external auditors with respect to the preparation, auditing and evaluation of our consolidated financial statements.

All three members of our Audit Committee are considered to be independent according to applicable NYSE criteria. Víctor Arbulú Crousillat is relying on the exemption provided by Rule 10A-3(b)(1)(iv)(B), which allows an otherwise independent director to serve on both the audit committee of the issuer and the Board of Directors of an affiliate.

ITEM 16B. CODE OF ETHICS

The Bank has adopted a code of ethics that is applicable to all of the Bank’s employees and a copy is included as an exhibit hereto. We will provide to any person without charge, upon request, a copy of our code of ethics. Please email rmorenoh@santander.cl to request a copy.  Our code of ethics is available on our website, which does not form part of this annual report on Form 20-F, at www.santander.cl under the heading “Información Corporativa”.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Amounts paid to the auditors for statutory audit and other services were as follows:

	2010	2009
	(in millions of Ch$)
Audit Services
- Statutory audit	550	534
- Audit-related regulatory reporting	321	93
Tax Fees
- Compliance	–	–
- Advisory Services	92	99
All Other Services	183	192
Total	1,146	918

Statutory audit: Consists of fees billed for professional services rendered in connection with the audit of our consolidated financial statements that are provided by Deloitte Auditores y Consultores Limitada in 2010 and 2009 in connection with statutory and regulatory filings or engagements, and attest services.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In 2010, neither Santander-Chile nor any of its affiliates purchased any of Santander-Chile’s equity securities.

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

As more than 50% of our voting power is held by another company, Banco Santander Spain, we would be permitted to elect for certain exemptions under NYSE corporate governance standards if we were a U.S. company. Specifically, as a U.S. company, we could elect to be exempted from the requirements (i) that we have a majority of independent directors (as defined by the NYSE), (ii) that we have a nominating/corporate governance committee meeting certain conditions, and (iii) that we have a compensation committee meeting certain requirements. Because we would not be required to follow these standards if we were a U.S. company, we have not summarized the differences, if any, between these provisions and our own corporate governance procedures.

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

4A.1
Automatic Teller Machines Participation Agreement dated October 1, 1988 between Banco Español-Chile (predecessor to Old Santander-Chile) and REDBANC (accompanied by an English translation) (incorporated by reference to Old Santander-Chile’s Annual Report for the fiscal year ended December 31, 1996 (File No. 1-13448) filed with the Commission on June 30, 1997).

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

4A.5
Service Participant operating contract dated August 9, 2005 between Banco Santander-Chile and Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor (English translation) (incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 1-14554) filed with the Commission on June 19, 2007).

4A.6
Commercial Pledge Agreement dated February 5, 2007 by Santander-Chile of shares in Administrador Financiero de Transantiago (English Translation) (incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 1-14554) filed with the Commission on June 19, 2007).

4A.7
Contract for the Outsourcing of Computer Services between Santander-Chile and Produban, Servicios Informáticos Generales, S.L, dated December 3, 2007 (English translation) (incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2007 (File No. 1-14554) filed with the Commission on June 27, 2008).

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

Date: June 30, 2011

BANCO SANTANDER CHILE AND SUBSIDIARIES Consolidated Financial Statements For the period ended as of December 31, 2010, 2009 and 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Banco Santander Chile

We have audited the accompanying consolidated statements of financial position of Banco Santander Chile and subsidiaries (the “Bank”) as of December 31, 2010, and 2009, and the corresponding consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Bank´s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Banco Santander Chile and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Our audit also comprehended the translation of Chilean peso amounts into U.S. dollar amounts and we are not aware of any modifications that should be made for such translation to be in conformity with the basis stated in Note 1e.  Such U.S. dollar amounts are presented solely for the convenience of readers in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the Bank's internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 28, 2011 expressed an unqualified opinion on the effectiveness of the Bank’s internal control over financial reporting.

/s/Deloitte
Santiago, Chile
June 28, 2011

BANCO SANTANDER CHILE AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
For the periods ending as of

		December 31,	December 31,
		2010	2010	2009
	NOTE	ThUS$	MCh$	MCh$

ASSETS		Note 1 e)
Cash and deposits in banks	5	3,765,783	1,762,198	2,043,458
Unsettled transactions	5	800,017	374,368	468,134
Trading investments	6	811,347	379,670	798,539
Investments under resale agreements	7	365,392	170,985	14,020
Financial derivative contracts	8	3,471,264	1,624,378	1,393,878
Interbank loans, net	9	148,888	69,672	23,370
Loans and accounts receivable from customers, net	10	32,550,834	15,232,163	13,378,379
Available for sale investments	12	3,149,866	1,473,980	1,830,090
Held to maturity investments	12	-	-	-
Investments in other companies	13	15,547	7,275	7,417
Intangible assets	14	166,663	77,990	77,260
Property, plant and equipment	15	331,200	154,985	184,122
Current taxes	16	26,710	12,499	4,541
Deferred taxes	16	214,702	100,470	94,844
Other assets	17	1,389,210	650,081	454,823
TOTAL ASSETS		47,207,423	22,090,714	20,772,875

LIABILITIES
Deposits and other demand liabilities	18	9,053,177	4,236,434	3,533,534
Unsettled transactions	5	641,361	300,125	275,474
Investments under repurchase agreements	7	629,822	294,725	1,114,605
Time deposits and other time liabilities	18	15,511,822	7,258,757	7,175,257
Financial derivative contracts	8	3,513,151	1,643,979	1,348,906
Interbank borrowings	19	3,385,099	1,584,057	2,046,790
Issued debt instruments	20	8,955,846	4,190,888	2,924,676
Other financial liabilities	20	355,356	166,289	146,911
Current taxes	16	2,763	1,293	63,831
Deferred taxes	16	11,627	5,441	3,380
Provisions	22	447,528	209,421	186,212
Other liabilities	23	558,453	261,328	263,396

TOTAL LIABILITIES		43,066,005	20,152,737	19,082,972

EQUITY

Attributable to Bank shareholders:		4,073,443	1,906,168	1,660,104
Capital	25	1,904,697	891,303	891,303
Reserves	25	110,138	51,539	51,539
Valuation adjustments	25	(11,070)	(5,180)	(26,804)
Retained earnings	25	2,069,678	968,506	744,066
Retained earnings of prior years	25	1,313,668	614,731	441,976
Income for the period	25	1,080,015	505,393	431,557
Minus: Provision for mandatory dividends	25	(324,005)	(151,618)	(129,467)
Non controlling interest	27	67,975	31,809	29,799

TOTAL EQUITY		4,141,418	1,937,977	1,689,903

TOTAL LIABILITIES AND EQUITY		47,207,423	22,090,714	20,772,875

BANCO SANTANDER CHILE AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
For the periods ending as of December 31, 2010, 2009 and 2008.

		December 31,	December 31,
		2010	2010	2009	2008
	NOTE	ThUS$	MCh$	MCh$	MCh$

OPERATING INCOME		Note 1 e)

Interest income	28	3,019,517	1,412,983	1,207,778	2,061,346
Interest expense	28	(1,011,356)	(473,264)	(351,262)	(1,169,280)

Net Interest income		2,008,161	939,719	856,516	892,066

Fee and commission income	29	722,690	338,183	315,925	295,969
Fee and commission expense	29	(159,421)	(74,601)	(61,795)	(52,840)

Net fee and commission income		563,269	263,582	254,130	243,129

Net income from financial operations (net trading income)	30	82,819	38,755	3,887	273,477
Foreign exchange profit (loss), net	31	122,306	57,233	163,241	(187,042)
Other operating income	36	93,189	43,608	25,866	10,896

Net operating profit before loan losses		2,869,744	1,342,897	1,303,640	1,232,526

Provision for loan losses	32	(542,611)	(253,915)	(333,145)	(287,983)

NET OPERATING PROFIT		2,327,133	1,088,982	970,495	944,543

Personnel salaries and expenses	33	(534,811)	(250,265)	(224,484)	(246,775)
Administrative expenses	34	(314,869)	(147,343)	(136,712)	(133,682)
Depreciation and amortization	35	(105,573)	(49,403)	(46,623)	(47,627)
Impairment	35	(10,525)	(4,925)	(75)	(84)
Other operating expenses	36	(97,024)	(45,402)	(37,364)	(36,298)

Total operating expenses		(1,062,802)	(497,338)	(445,258)	(464,466)

OPERATING INCOME		1,264,331	591,644	525,237	480,077

Income from investments in other companies	13	2.502	1,171	297	632

Income before tax		1,266,833	592,815	525,534	480,709

Income tax expense	16	(182,375)	(85,343)	(88,924)	(59,742)

NET INCOME FOR THE PERIOD		1,084,458	507,472	436,610	420,967

Attributable to:
Bank shareholders (Equity holders of the Bank)		1,080,015	505,393	431,557	413,370
Non controlling interest	27	4,443	2,079	5,053	7,597

Earnings per share attributable to Bank shareholders:
(expressed in Chilean pesos and US dollars)
Basic earnings	25	0.00573	2.682	2.290	2.194
Diluted earnings	25	0.00573	2.682	2.290	2.194

BANCO SANTANDER CHILE AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the periods ending as of December 31, 2010, 2009 and 2008.

		December 31,	December 31,
		2010	2010	2009	2008
	NOTE	ThUS$	MCh$	MCh$	MCh$
		Note 1 e)

CONSOLIDATED INCOME FOR THE PERIOD		1,084,458	507,472	436,610	420,967

OTHER COMPREHENSIVE INCOME

Available for sale investments	12	22,883	10,708	(9,285)	(14,471)
Cash flow hedge	8	32,311	15,120	(14,035)	16,740

Other comprehensive income before income tax		55,194	25,828	(23,320)	2,269

Income tax related to other comprehensive income	16	(9,131)	(4,273)	3,964	(385)

Total other comprehensive income		46,063	21,555	(19,356)	1,884

CONSOLIDATED COMPREHENSIVE INCOME FOR THE PERIOD		1,130,521	529,027	417,254	422,851

Attributable to:
Bank shareholders (Equity holders of the Bank)		1,126,226	527,017	412,305	415,293
Non controlling interest	27	4,295	2,010	4,949	7,558

BANCO SANTANDER CHILE AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the periods ending as of December 31, 2010, 2009 and 2008

		RESERVES		VALUATION ADJUSTMENTS			RETAINED EARNINGS
	Capital	Reserves and other retained earnings	Merger of companies under common control	Available for sale investments	Cash flow hedge	Income tax	Retained earnings from prior years	Income for the period	Provision for mandatory dividends	Total attributable to Bank shareholders	Non controlling interest	Total equity
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Equity as of January 1, 2008	818,535	49,372	(2,042)	(5,.548)	(5,867)	1,940	516,668	-	-	1,373,058	18,134	1,391,192
Adjustment pursuant to circular Nº3443, mandatory dividend 2008	-	-	-	-	-	-	-	-	(92,594)	(92,594)	-	(92,594)
Dividend distributions / Withdrawals made	-	-	-	-	-	-	(200,619)	-	92,594	(108,025)	(33)	(108,058)
2008 price-level restatement restitution (*)	72,768	2,415	(182)	-	-	-	(75,001)	-	-	-	-	-
Other changes in equity	-	1,976	-	-	-	-	-	-	-	1,976	220	2,196
Provisions for mandatory dividends	-	-	-	-	-	-	-	-	(97,938)	(97,938)	-	(97,938)
Subtotals	72,768	4,391	(182)	-	-	-	(275,620)	-	(97,938)	(296,581)	187	(296,394)
Other comprehensive income	-	-	-	(14,424)	16,740	(393)	-	-	-	1,923	(39)	1,884
Income for the period	-	-	-	-	-	-	-	413,370	-	413,370	7,597	420,967
Subtotals	-	-	-	(14,424)	16,740	(393)	-	413,370	-	415,293	7,558	422,851
Equity as of December 31, 2008	891,303	53,763	(2,224)	(19,972)	10,873	1,547	241,048	413,370	(97,938)	1,491,770	25,879	1,517,649
Distribution of income from previous period	-	-	-	-	-	-	413,370	(413,370)	-	-	-	-
Equity as of January 1, 2009	891,303	53,763	(2,224)	(19,972)	10,873	1,547	654,418	-	(97,938)	1,491,770	25,879	1,517,649
Increase or decrease of capital and reserves	-	-	-	-	-	-	-	-	-	-	5,600	5,600
Dividend distributions / Withdrawals made	-	-	-	-	-	-	(213,295)	-	97,938	(115,357)	(5,258)	(120,615)
Other changes in equity	-	-	-	-	-	-	853	-	-	853	(1,371)	(518)
Provisions for mandatory dividends	-	-	-	-	-	-	-	-	(129,467)	(129,467)	-	(129,467)
Subtotals	-	-	-	-	-	-	(212,442)	-	(31,529)	(243,971)	(1,029)	(245,000)
Other comprehensive income	-	-	-	(9,160)	(14,035)	3,943	-	-	-	(19,252)	(104)	(19,356)
Income for the period	-	-	-	-	-	-	-	431,557	-	431,557	5,053	436,610
Subtotals	-	-	-	(9,160)	(14,035)	3,943	-	431,557	-	412,305	4,949	417,254
Equity as of December 31, 2009	891,303	53,763	(2,224)	(29,132)	(3,162)	5,490	441,976	431,557	(129,467)	1,660,104	29,799	1,689,903
Distribution of income from previous period	-	-	-	-	-	-	431,557	(431,557)	-	-	-	-
Equity as of January 1, 2010	891,303	53,763	(2,224)	(29,132)	(3,162)	5,490	873,533	-	(129,467)	1,660,104	29,799	1,689,903
Increase or decrease of capital and reserves	-	-	-	-	-	-	-	-	-	-	-	-
Dividend distributions / Withdrawals made	-	-	-	-	-	-	(258,752)	-	129,467	(129,285)	-	(129,285)
Other changes in equity	-	-	-	-	-	-	(50)	-	-	(50)	-	(50)
Provision for mandatory dividends	-	-	-	-	-	-	-	-	(151,618)	(151,618)	-	(151,618)
Subtotals	-	-	-	-	-	-	(258,802)	-	(22,151)	(280,953)	-	(280,953)
Other comprehensive income	-	-	-	10,791	15,120	(4,287)	-	-	-	21,624	(69)	21,555
Income for the period	-	-	-	-	-	-	-	505,393	-	505,393	2,079	507,472
Subtotals	-	-	-	10,791	15,120	(4,287)	-	505,393	-	527,017	2,010	529,027
Equity as of December 31, 2010	891,303	53,763	(2,224)	(18,341)	11,958	1,203	614,731	505,393	(151,618)	1,906,168	31,809	1,937,977

Period	Total attributable to bank shareholders	Allocated to reserves or retained earnings	Allocated to Dividends	Percentage distributed	Number of shares	Dividends per share (in pesos)
	MCh$	MCh$	MCh$	%

Year 2008 (Shareholders Meeting April 2009)	328,146	114,851	213,295	65%	188,446,126,794	1.132

Year 2009 (Shareholders Meeting April 2010)	431,253	172,501	258,752	60%	188,446,126,794	1.373

The December 31, 2008 paid-in-capital balance includes price-level restatement adjustments that were not reversed when we adopted IFRS in 2009.  We elected not to reverse such price-level restatement adjustments based on SVS Circular N°456 which indicates that the impact of deflation shall apply to paid-in-capital accounts as paid-in-capital accounts during the transition period to IFRS accounting is set forth in the Company’s bylaws, which were amended based on the distribution of the revalued equity and approved at the annual shareholder’s meeting held pursuant to Article 10, section 2 of Chile Law N°18.046 Sociedades Anónimas.

BANCO SANTANDER CHILE AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOW
For the periods ending as of December 31, 2010, 2009 and 2008

		December 31,
		2010	2010	2009	2008
	NOTE	ThUS$	MCh$	MCh$	MCh$
		Note 1 e)
A - CASH FLOWS FROM OPERATING ACTIVITIES
CONSOLIDATED INCOME BEFORE TAX		1,266,833	592,815	525,534	480,709
Debits (credits) to income that do not represent cash flows		(1,946,617)	(910,920)	(749,673)	(770,158)
Depreciation and amortization	35	105,573	49,403	46,623	47,627
Impairment of property, plant, and equipment	15	10,525	4,925	75	84
Provision for loan losses	32	607,744	284,394	372,419	325,877
Mark to market of trading investments	-	14,831	6,940	(29,926)	(1,121)
Income from investments in other companies	13	(2,502)	(1,171)	(297)	(632)
Net gain on sale of assets received in lieu of payment	36	(3,325)	(1,556)	(29)	(1,518)
Net gain on sale of investments in other companies	36	-	-	(1,859)	(4,348)
Net gain on sale of property, plant and equipment	36	(66,727)	(31,225)	(7,598)	(719)
Net interest income	28	(2,008,161)	(939,719)	(856,516)	(892,066)
Net fee and commission income	29	(563,270)	(263,582)	(254,130)	(243,129)
Other debits (credits) to income that do not represent cash flows		(912)	(427)	1,591
Changes in assets and liabilities due to deferred taxes	16	(40,393)	(18,902)	(20,026)	(213)
Increase/decrease in operating assets and liabilities		542,939	254,068	1,547,726	279,125
Decrease (increase) of loans and accounts receivables from customers, net	-	(4,123,714)	(1,929,692)	651,095	(1,947,234)
Decrease (increase) of financial investments	-	1,662,750	778,084	71,538	(909,242)
Decrease (increase) due to repurchase agreements (assets)	-	335,431	156,965	(13,678)	39,512
Decrease (increase) of interbank loans	-	(98,946)	(46,302)	72,129	(49,561)
Decrease (increase) of assets received or awarded in lieu of payment	-	62,408	29,204	7,459	(8,165)
Increase (decrease) of debits in checking accounts	-	1,183,342	553,745	506,557	108,470
Increase (decrease) of time deposits and other time liabilities	-	178,438	83,500	(2,212,375)	1,547,972
Increase (decrease) of obligations with domestic banks	-	(56,205)	(26,301)	27,400	1,786
Increase (decrease) of other demand liabilities or time obligations	-	318,741	149,155	116,913	(57,278)
Increase (decrease) of obligations with foreign banks	-	(932,967)	(436,582)	597,191	321,580
Decrease of obligations with Central Bank of Chile	-	(1,160)	(543)	(608)	(959)
Increase (decrease) due to repurchase agreements (liabilities)	-	(1,752,068)	(819,880)	554,821	280,412
Increase (decrease) of other short-term liabilities	-	10,668	4,992	(9,512)	(58,173)
Net increase of other assets and liabilities	-	(1,091,251)	(510,652)	(107,254)	(200,039)
Issuance of letters of credit	-	-	-	4,506	-
Redemption of letters of credit	-	(201,477)	(94,281)	(104,979)	(161,664)
Senior bond issuances	-	3,118,008	1,459,072	749,400	303,722
Redemption of senior bonds and payments of interest	-	(481,494)	(225,315)	(256,500)	(24,771)

Subordinated bond issuances	-	249,751	116,871	6,014	145,421
Redemption of subordinated bonds and interest payments	-	(76,104)	(35,613)	(138,708)	(12,728)
Interest received	-	2,959,209	1,384,762	1,579,452	1,604,287
Interest paid	-	(1,103,624)	(516,441)	(719,174)	(828,248)
Dividends received from investments in other companies	13	2,310	1,081	833	638
Fees and commissions received	29	722,690	338,183	315,925	295,969
Fees and commissions paid	29	(159,421)	(74,601)	(61,795)	(52,840)
Income tax paid	16	(182,376)	(85,343)	(88,924)	(59,742)
Net cash flows from (used in) operating activities		(136,845)	(64,037)	1,323,587	(10,324)

BANCO SANTANDER CHILE AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOW
For the periods ending as of December 31, 2010, 2009 and 2008.

		December 31,
		2010	2010	2009	2008
	NOTE	ThUS$	MCh$	MCh$	MCh$
		Note 1 e)
B - CASH FLOWS FROM INVESTMENT ACTIVITIES:
Purchases of property, plant, and equipment	15	(40,605)	(19,001)	(11,756)	(19,562)
Sales of property, plant, and equipment	15	58,376	27,317	17,410	12,014
Purchases of investments in other companies	13	(9)	(4)	(32)	-
Sales of investments in other companies	13	-	-	209	386
Purchases of intangibles assets	14	(60,543)	(28,331)	(33,960)	(38,177)
Net cash flows used in investment activities		(42,781)	(20,019)	(28,129)	(45,339)

C - CASH FLOWS FROM FINANCING ACTIVITIES:
From shareholders’ financing activities	-	(552,948)	(258,752)	(172,407)	(173,575)
Increase of other obligations	-	-	-	40,888	27,044
Dividends paid	-	(552,948)	(258,752)	(213,295)	(200,619)
From non controlling interest financing activities	-	(9)	(4)	342	(33)
Increases of capital	-	-	-	5,600	-
Dividends and/or withdrawals paid	25	(9)	(4)	(5,258)	(33)
Net cash flows used in financing activities		(552,957)	(258,756)	(172,065)	(173,608)

D – NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS DURING THE PERIOD	-	(732,583)	(342,812)	1,123,393	(229,271)

E – EFFECTS OF FOREIGN EXCHANGE RATE FLUCTUATION	-	(121,519)	(56,865)	64,461	(12,123)

F - INITIAL BALANCE OF CASH AND CASH EQUIVALENTS	-	4,778,540	2,236,118	1,048,264	1,289,658

FINAL BALANCE OF CASH AND CASH EQUIVALENTS	5	3,924,438	1,836,441	2,236,118	1,048,264

(1) Supplemental information:

	December 31,
Reconciliation of provisions for Consolidated Statements of Cash Flow	2010	2009	2008
	MCh$	MCh$	MCh$

Provisions for loan losses for Cash flow	284,394	372,419	325,877
Recovery of loans previously charged off (see Note 32)	(30,479)	(39,274)	(37,894)
Provisions for loan losses for Statements of Income	253,915	333,145	287,983

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009

NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES:

Corporate Information

Banco Santander Chile (formerly Banco Santiago) is a corporation (sociedad anónima bancaria) organized under the laws of the Republic of Chile, headquartered at Bandera 140, Santiago, that provides a broad range of general banking services to its customers, from individuals to major corporations. Banco Santander Chile and its affiliates (collectively referred to herein as the “Bank” or “Banco Santander Chile”) offer commercial and consumer banking services, as well as other services, including factoring, collection, leasing, securities and insurance brokerage, mutual and investment fund management, and investment banking.

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

In addition to the amendments to the bylaws discussed above, the bylaws have been amended on multiple occasions, the last time at the Special Shareholders Meeting of April 24, 2007, the minutes of which were notarized as a public deed on May 24, 2007 at the Notarial Office of Nancy de la Fuente Hernández.  This amendment was approved pursuant to Resolution No.61 of June 6, 2007 of the Superintendency of Banks and Financial Institutions.  An extract thereof and the resolution were published in the Official Journal of June 23, 2007 and registered in the Registry of Commerce for 2007 on page 24,064 under number 17,563 of the aforementioned Curator. By means of this last amendment, Banco Santander Chile, pursuant to its bylaws and as approved by the Superintendency of Banks and Financial Institutions (SBIF), may also use the names Banco Santander Santiago, Santander Santiago, Banco Santander, or Santander.

Banco Santander Spain controls Santander-Chile through its holdings in Teatinos Siglo XXI Inversiones Ltda. and Santander-Chile Holding, which are controlled subsidiaries of Banco Santander Spain.  As of December 31, 2010, Banco Santander Spain directly or indirectly owned or controlled 99.5% of Santander-Chile Holding and directly or indirectly owned or controlled 100% of Teatinos Siglo XXI S.A.  This gives Banco Santander Spain control over 76.91% of the shares of the Bank, and actual participation, when excluding minority shareholders, of 76.4% at December 31, 2010.

a)	Basis of preparation

These Consolidated Financial Statements have been prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Santander’s transition date was January 1, 2008.  The Bank prepared its opening balance under these standards as of such date.  Consequently, the date of adoption of the new standards by the Bank and its subsidiaries was January 1, 2009.

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

The UF is revalued in monthly cycles.  Each day in the period beginning on the tenth day of the current month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect a proportionate amount of the change in the Chilean Consumer Price Index during the prior calendar month.  One UF equaled Ch$ 20,942.88 as of December 31, 2009 and Ch$21,455.55 as of December 31, 2010.  In 2010, UF inflation was 2.4% compared to -2.4% in 2009.  The effect of any changes in the nominal peso value of our UF-denominated interest earning assets and interest bearing liabilities is reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest income and expense, respectively.

The main accounting policies adopted in preparing these financial statements are described below.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009

b)	Basis of preparation for the Consolidated Financial Statements

The Consolidated Financial Statements include the separate (individual) financial statements of the Bank and the companies that participate in the consolidation as of December 31, 2010 and 2009, and include the adjustments and reclassifications needed to comply with the policies and valuation criteria established by the International Financial reporting Standards issued by IASB..

Subsidiaries

“Subsidiaries” are defined as entities over which the Bank has the ability to exercise control, which is generally but not exclusively reflected by the direct or indirect ownership of at least 50% of the investee’s voting rights, or even if this percentage is lower or zero when the Bank is granted control pursuant to agreements with the investee’s shareholders.  Control is understood as the power to significantly influence the investee’s financial and operating policies, so as to benefit from its activities.

The financial statements of the Subsidiaries are consolidated with those of the Bank. Accordingly, all the balances and transactions between the consolidated companies are eliminated through the consolidation process.

In addition, third parties’ share in the Consolidated Bank’s equity are presented as “Non controlling interests” in the Consolidated Statement of Financial Position.  Their share in the income for the year are presented under “Non controlling interests” in the Consolidated Statement of Income and of Comprehensive income.

The following companies are considered “Subsidiaries” in which the Bank has the ability to exercise control and are therefore within the scope of consolidation:

	Percentage share
	December 31,
Company	2010			2009			2008
	Direct %	Indirect %	Total %	Direct %	Indirect %	Total %	Direct %	Indirect %	Total %

Santander Corredora de Seguros Limitada	99.75	0.01	99.76	99.75	0.01	99.76	99.75	0.01	99.76
Santander S.A. Corredores de Bolsa	50.59	0.41	51.00	50.59	0.41	51.00	50.59	0.41	51.00
Santander Asset Management S.A. Administradora General de Fondos	99.96	0.02	99.98	99.96	0.02	99.98	99.96	0.02	99.98
Santander Agente de Valores Limitada (formerly-Santander S.A. Agente de Valores)	99.03	-	99.03	99.03	-	99.03	99.03	-	99.03
Santander S.A. Sociedad Securitizadora	99.64	-	99.64	99.64	-	99.64	99.64	-	99.64
Santander Servicios de Recaudación y Pagos Limitada	99.90	0.10	100.00	99.90	0.10	100.00	99.90	0.10	100.00

Special Purpose Entities

According to IFRS, the Bank must continuously analyze its scope of consolidation.  The key criteria for such analysis is the degree of control held by the Bank over a given entity, not the percentage of ownership interest in such entity’s equity.

In particular, as set forth by International Accounting Standard 27 “Consolidated and Separate Financial Statements” (IAS 27) and by the Standing Interpretations Committee 12 “Consolidation — Special Purpose Entities” (SIC 12), issued by the IASB, the Bank must determine the existence of Special Purpose Entities (SPEs), which must be included in its scope of consolidation. The following are the main criteria for SPEs that should be included in the scope of consolidation:

•	The SPEs’ activities have essentially been conducted on behalf of the company that presents the consolidated financial statements and in response to its specific business needs.
•
The necessary decision making authority is held to obtain most of the benefits from these entities’ activities, as well as the rights to obtain most of the benefits or other advantages from such entities.

•	The entity essentially retains most of the risks inherent to the ownership or residual interests of the SPEs or its assets, for the purpose of obtaining the benefits from its activities.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009

NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

This assessment is based on methods and procedures which consider the risks and rewards retained by the Bank, for which all the relevant factors, including the guarantees furnished or the losses associated with collection of the related assets retained by the Bank, are taken into account.  As a consequence of this assessment, the Bank concluded that it exercised control over the following entities, which are included within the scope of consolidation:

-	Santander Gestión de Recaudación y Cobranza Limitada.
-	Multinegocios S.A.
-	Servicios Administrativos y Financieros Limitada.
-	Fiscalex Limitada.
-	Multiservicios de Negocios Limitada.
-	Bansa Santander S.A.

When the initial assessment was performed, Multimedios S.A. was considered to be within the perimeter of consolidation of the Bank because its main source of revenues came from transactions with the Bank, and, as a result, the Bank exercised control over it.  At the beginning of 2009, this company changed its line of business, and as a result, its income no longer depended primarily on transactions with the Bank. Consequently, it was determined that the Bank no longer exercised control over it and therefore should be excluded from the perimeter of consolidation since March 2009.

Associates

Associates are those entities over which the Bank exercise significant influence but not control or joint control, usually because it holds 20% or more of the entity’s voting power. Investments in associates are accounted for using the “equity method.”

The following companies are considered “Associates” in which the Bank accounts for its participation using the equity method:

	Percent ownership share
	December 31,
Associate Entities	2010	2009	2008
	%	%	%
Redbank S.A.	33.43	33.43	33.43
Transbank S.A.	32.71	32.71	32.71
Centro de Compensación Automatizado	33.33	33.33	33.33
Sociedad Interbancaria de Depósito de Valores S.A.	29.28	29.28	29.28
Cámara Compensación de Alto Valor S.A.	11.52	11.52	11.52
Administrador Financiero del Transantiago S.A.	20.00	20.00	20.00
Sociedad Nexus S.A.	12.90	12.90	12.90

Share or rights in other companies

The Bank and its subsidiaries have certain investments in share because they are required to obtain the right to operate according to its line of business. The ownership interest in these companies is lesser than 1%.

c)	Non controlling interest

Non controlling interest represents the portion of gains and losses and net assets which the Bank does not own, either directly or indirectly.  It is presented separately in the Consolidated Statement of Income and of Comprehensive Income, and separately from shareholders equity in the Consolidated Statement of Financial Position.

In the case of Special Purpose Entities (SPEs), 100% of their Income and Equity is presented in non controlling interest, since the Bank only has control but not actual ownership thereof.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009

NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

d)	Operating segments

The Bank discloses separate information for each operating segment that:

i.	has been identified;
ii.	exceeds the quantitative thresholds required for a segment.

Operating segments with similar economic characteristics often have a similar long-term financial performance.  Two or more segments can be combined only if aggregation is consistent with the basic principles of the International Financial Reporting Standards 8 “Operating Segments” (IFRS 8) and the segments have similar economic characteristics and are similar in each of the following respects:

i.	the nature of the products and services;
ii.	the nature of the production processes;
iii.	the type or class of customers that use their products and services;
iv.	the methods used to distribute their products or services; and
v.	if applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.

The Bank reports separately on each operating segment that exceeds any of the following quantitative thresholds:

i.	Its reported revenue, from both external customers and intersegment sales or transfers, is 10% or more of the combined internal and external revenue of all operating segments.
ii.
The absolute amount of its reported profit or loss is 10% or more of the greater in absolute amount of: (i) the combined reported profit of all the operating segments that did not report a loss and; (ii) the combined reported loss of all operating segments that reported a loss.

iii.	Its assets represent 10% or more of the combined assets of all operating segments.

Operating segments that do not meet any of the quantitative thresholds may be treated as segments to be reported, in which case the information must be disclosed separately if management believes it would be useful to users of the financial statements.

Information about other business activities and operating segments not separately reported is combined and disclosed in the “Other segments” category.

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
iii.	for which discrete financial information is available.

e)	Functional and presentation currency

According to International Accounting Standard 21 “The Effects of Changes in Foreign Exchange Rates”  (IAS 21), the Chilean peso, which is the currency of the primary economic environment in which the Bank operates and the currency which influences its costs and revenues structure, has been defined as the Bank’s functional and presentation currency.

Accordingly, all balances and transactions denominated in currencies other than the Chilean Peso are treated as “foreign currency.”

For presentation purposes we had translated million Chilean pesos (MCh$) into thousand US dollars (ThUS$) using the rate as indicated in f) below, for the Consolidated Statement of Financial Position, Consolidated Statement of Income, Consolidated Statement of Comprehensive Income and for the Consolidated Statement of Cash Flow for the period ended as of December 31, 2010.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009

NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

f)	Foreign currency transactions

The Bank grants loans and accepts deposits in amounts denominated in foreign currencies, mainly the U.S. dollar.  Assets and liabilities denominated in foreign currencies and only held by the Bank are translated to Chilean pesos based on the market rate published by Reuters at 1:30 p.m. on the last business day of every month.  The rate used was Ch$467.95 per US$1 as of December 31, 2010 (Ch$507.25 per US$1 as of December 31, 2009). The Subsidiaries record their foreign currency positions at the exchange rate reported by the Central Bank of Chile at the close of operations on the last business day of the month, amounting to Ch$468.01 per US$1 as of December 31, 2010 (Ch$507.10 per US$1 as of December 31, 2009).

The amounts of net foreign exchange profits and losses include recognition of the effects that exchange rate fluctuations have on assets and liabilities denominated in foreign currencies and the profits and losses on foreign exchange spot and forward transactions undertaken by the Bank.

g)	Definitions and classification of financial instruments

i.	Definitions

A “financial instrument” is any contract that gives rise to a financial asset of one entity, and simultaneously to a financial liability or equity instrument of another entity.

An “equity instrument” is a legal transaction that represents a residual interest in the assets of an entity after deducting all of its liabilities.

A “financial derivative” is a financial instrument whose value changes in response to the changes in an observable market variable (such as an interest rate, a foreign exchange rate, a financial instrument’s price, or a market index, including credit ratings), whose initial investment is very small compared with other financial instruments having a similar response to changes in market factors, and which is generally settled at a future date.

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

Financial assets are included for measurement purposes in one of the following categories:

-
Portfolio of trading investments (at fair value through profit and loss):  this category includes the financial assets acquired for the purpose of generating profits in the short term from fluctuations in their prices.  This category includes the portfolio of trading investments and financial derivative contracts not designated as hedging instruments.

-
Available for sale investment portfolio: debt instruments not classified as “held-to-maturity investments,” “Credit investments (loans and accounts receivable from customers or interbank loans)” or “Financial assets at fair value through profit or loss.” Available-for-sale (AFS) investments are initially recorded at fair value, which includes transaction costs. AFS instruments are subsequently measured at fair value, or based on appraisals made with the use of internal models when appropriate.  Unrealized gains or losses stemming from changes in fair value are recorded as a debit or credit to Other Comprehensive Income  under the heading “Valuation Adjustments” within equity.  When these investments are disposed of or become impaired, the cumulative gains or losses previously recognized in Other Comprehensive Income are transferred to the Consolidated Statement of Income under “Net income from financial operations.”

-
Held-to-maturity instruments portfolio: this category includes debt securities traded on an active market, with a fixed maturity, and with fixed or determinable payments, for which the Bank has both the intent and a proven ability to hold to maturity.  Held to maturity investments are recorded at their amortized cost plus interest earned, less any impairment losses established when their carrying amount exceeds the present value of estimated future cash flows.

-
Credit investments (loans and accounts receivable from customers or interbank loans):  this category includes financing granted to third parties, based on their nature, regardless of the class of borrower and the form of financing. Includes loans and accounts receivable from customers, interbank loans, and financial lease transactions in which the Bank acts as lessor.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009

NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

iii.	Classification of financial assets for presentation purposes

Financial assets are classified by their nature into the following line items in the consolidated financial statements:

-
Cash and deposits in banks: This line includes cash balances, checking accounts and on-demand deposits with the Central Bank of Chile and other domestic and foreign financial institutions.  Amounts placed in overnight transactions will continue to be reported in this line item and in the lines or items to which they correspond. If there is no special item for these transactions, they will be included with the related account as indicated above.

-
Unsettled transactions: This item includes the values of swap instruments and balances of executed transactions which contractually defer the payment of purchase-sale transactions or the delivery of the foreign currency acquired.

-
Trading investments: This item includes financial instruments held-for-trading and investments in mutual funds which must be adjusted to their fair value in the same way as instruments acquired for trading.

-	Investment under resale agreements: This item includes the balances of purchase of financial instruments under resale agreements.

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

-
Loans and accounts receivables from customers: These loans are non-derivative financial assets for which fixed or determined amounts are charged, that are not listed on an active market and which the Bank does not intend to sell immediately or in the short term.  When the Bank is the lessor in a lease, and it substantially transfers the risks and benefits incidental to the leased asset, the transaction is presented in loans and account receivable from customers.

-
Investment instruments: These are classified into two categories:  held-to-maturity investments and available-for-sale investments.  The held-to-maturity investment category includes only those instruments for which the Bank has the ability and intent to hold them until their maturity.  The remaining investments are treated as available for sale.

iv.	Classification of financial liabilities for measurement purposes

The financial liabilities are initially classified into the various categories used for management and measurement purposes.

Financial liabilities are included for measurement purposes in one of the following categories:

-
Financial liabilities held for trading (at fair value through profit or loss):  financial liabilities issued to generate short-term profits from fluctuations in their prices, financial derivatives not deemed to qualify for hedge accounting and financial liabilities arising from firm commitment of financial assets purchased under repurchase agreements or borrowed (“short positions”).

-
Financial liabilities at amortized cost:   financial liabilities, regardless of their class and maturity, not included in any of the aforementioned categories which arise from the borrowing activities of financial institutions.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009

NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

v.	Classification of financial liabilities for presentation purposes

Financial liabilities are classified by their nature into the following line items in the consolidated financial statements:

-
Deposits and other demand liabilities: This item includes all on-demand obligations except for term savings accounts, which are not considered on-demand instruments in view of their special characteristics.  Obligations whose payment may be required during the period are deemed to be on-demand obligations. Operations which become callable the day after the closing date are not treated as on-demand obligations.

-	Unsettled transactions: This item includes the balances of asset purchases that are not settled on the same day and for sales of foreign currencies not delivered.

-	Investments under repurchase agreements: This item includes the balances of sales of financial instruments under repurchase and loan agreements.

-	Time deposits and other demand liabilities: This item shows the balances of deposit transactions in which a term at the end of which they become callable has been stipulated.

-	Financial derivative contracts: This item includes financial derivative contracts with negative fair values, whether they are for trading or hedge accounting, as set forth in Note 8.

-	Trading derivatives: Includes the fair value of derivatives which do not qualify for hedge accounting, including embedded derivatives separated from hybrid financial instruments.

-
Hedging derivatives:  Includes the fair value of the derivatives designated as hedging instruments, including embedded derivatives separated from hybrid financial instruments and designated as hedging instruments.

-	Interbank borrowings: This item includes obligations due to other domestic banks, foreign banks, or the Central Bank of Chile, which were not classified in any of the previous categories.

-	Debt instruments issued: This encompasses three items: Obligations under letters of credit, subordinated bonds, and senior bonds.

-
Other financial liabilities: This item includes credit obligations to persons other than domestic banks, foreign banks, or the Central Bank of Chile, for financing purposes or operations in the normal course of business.

h)	Valuation of financial assets and liabilities and recognition of fair value changes

In general, financial assets and liabilities are initially recorded at fair value which, in the absence of evidence to the contrary, is deemed to be the transaction price.  Financial instruments not measured at fair value through profit or loss includes transaction costs.  Subsequently, and at the end of each reporting period, they are measured pursuant to the following criteria:

i.	Valuation of financial assets

Financial assets, are measured according to their fair value, gross of any transaction costs that may be incurred for their sale, except for loans and account receivable.

The “fair value” of a financial instrument on a given date is the amount for which it could be bought or sold on that date between knowledgeable, willing parties in an arm’s length transaction.  The most objective and common reference for the fair value of a financial instrument is the price that would be paid on an active, transparent, and deep market (“quoted price” or “market price”).

If there is no market price for a given financial instrument, its fair value is estimated based on the price established in recent transactions involving similar instruments and, in the absence thereof, of valuation techniques commonly used by the international financial community, considering the specific features of the instrument to be valued, and particularly, the various classes of risk associated with it.

All derivatives are recorded in the Consolidated Statements of Financial Position at the fair value from their trade date.  If their fair value is positive, they are recorded as an asset, and if their fair value is negative, they are recorded as a liability. The fair value on the trade date is deemed, in the absence of evidence to the contrary, to be the transaction price.  The changes in fair value of derivatives from the trade date are recorded in “Net income from financial operations” in the Consolidated Statement of Income.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009

NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

Specifically, the fair value of financial derivatives included in the portfolios of financial assets or liabilities held for trading is deemed to be their daily quoted price.  If, for exceptional reasons, the quoted price cannot be determined on a given date, the fair value is determined by using methods similar to those used to measure over the counter (OTC) derivatives.  The fair value of OTC derivatives is the sum of the future cash flows resulting from the instrument, discounted to present value at the date of valuation (“present value” or “theoretical close”) using valuation techniques commonly used by the financial markets:  “net present value” (NPV) and option pricing models among other methods.

“Loans and accounts receivable from customers” and “Held-to-maturity investments” are measured at amortized cost using the “effective interest method.”  “Amortized cost” is the acquisition cost of a financial asset or liability, plus or minus, as appropriate, prepayments of principal and the cumulative amortization (recorded in the income statement) of the difference between the initial cost and the maturity amount.  For financial assets, amortized cost also includes any reductions for impairment or uncollectibility.  For loans and accounts receivable designated as hedged items in fair value hedges, the changes in their fair value related to the risk or risks being hedged is recorded in “Net income from financial operations”.

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

In general, financial liabilities are measured at amortized cost, as defined above, except for those financial liabilities designated as hedged items or hedging instruments and financial liabilities held for trading, which are measured at fair value.

iii.	Valuation techniques

Financial instruments at fair value, determined on the basis of price quotations in active markets, include government debt securities, private sector debt securities, equity shares, short positions, and fixed-income securities issued.

In cases where price quotations cannot be observed, Management makes its best estimate of the price that the market would set using its own internal models. In most cases, these models use data based on observable market parameters as significant inputs and, in very specific cases, they use significant inputs not observable in market data.  Various techniques are employed to make these estimates, including the extrapolation of observable market data.

The best evidence of the fair value of a financial instrument on initial recognition is the transaction price, unless the value of the instrument can be obtained from other market transactions performed with the same or similar instruments or can be measured by using a valuation technique in which the variables used include only observable market date, mainly interest rates.

The main techniques used as of December 31, 2010 and 2009 by the Bank’s internal models to determine the fair value of the financial instruments are as follows:

i.
In the valuation of financial instruments permitting static hedging (mainly “forwards” and “swaps”), the “present value” method is used.  Estimated future cash flows are discounted using the interest rate curves of the related currencies.  The interest rate curves are generally observable market data.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009

NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

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

The fair value of the financial instruments arising from the aforementioned internal models considers contractual terms and observable market data, which include interest rates, credit risk, exchange rates, quoted market price of shares, volatility and prepayments, among other things.  The valuation models are not significantly subjective, since these methodologies can be adjusted and evaluated, as appropriate, through the internal calculation of fair value and the subsequent comparison with the related actively traded price.

iv.	Recording results

As a general rule, changes in the carrying amount of financial assets and liabilities are recorded in the Consolidated Statement of Income, distinguishing between those arising from the accrual of interest, which are recorded under interest income or interest expense as appropriate, and those arising for other reasons, which are recorded at their net amount under “Net income from financial operations”.

In the case of trading investments, the fair value adjustments, interest income, indexation adjustment and foreign exchange are included in the Consolidated Statement of Income under “Net income from financial operations.”

Adjustments due to changes in fair value from:

-	“Available-for-sale instruments” are recorded in other comprehensive income and accumulated under the heading “Valuation adjustment” within Equity.

-
When the AFS instruments are disposed of or are determined to be impaired, the cumulative gain or loss previously accumulated as “Valuation adjustment” is reclassified to the Consolidated Statement of Income.

v.	Hedging transactions

The Bank uses financial derivatives for the following purposes:

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

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009

NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

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

The changes in the value of financial instruments qualifying for hedge accounting are recorded as follows:

a.
In fair value hedges, the gains or losses arising on both hedging instruments and the hedged items (attributable to the type of risk being hedged) are recorded directly in the Consolidated Statement of Income.

b.
In fair value hedges of interest rate risk on a portfolio of financial instruments, gains or losses that arise in measuring hedging instruments are recorded directly in the Consolidated Statement of Income, whereas gains or losses due to changes in fair value of the hedged amount (attributable to the hedged risk) are recorded in the Consolidated Statement of Income with an offset to “Net income from financial operations”.

c.
In cash flow hedges, the effective portion of the change in value of the hedging instrument is recorded in other comprehensive income under the heading “Cash flow hedge”, within equity component “Valuation adjustment” until the forecasted transaction occurs, thereafter being recorded in the Consolidated Statement of Income, unless the forecasted transaction results in the recognition of non-financial assets or liabilities, in which case it is included in the cost of the non-financial asset or liability.

d.
The differences in valuation of the hedging instrument corresponding to the ineffective portion of the cash flow hedging transactions are recorded directly in the Consolidated Statement of Income under “Net income from financial operations”.

If a derivative designated as a hedging instrument no longer meets the requirements described above due to expiration, ineffectiveness or for any other reason, the derivative is classified as a “trading derivative.”  When “fair value hedging” is discontinued, the fair value adjustments to the carrying amount of the hedged item arising from the hedge risk is amortized to gain or loss from that date.

When cash flow hedges are discontinued, any cumulative gain or loss of the hedging instrument recognized in other comprehensive income under “Valuation adjustments” (from the period when the hedge was effective) remains recorded in equity until the hedged transaction occurs, at which time it is recorded in the Consolidated Statement of Income, unless the transaction is no longer expected to occur, in which case any cumulative gain or loss is recorded immediately in the Consolidated Statement of Income.

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

Financial asset and liability balances are offset, i.e., reported in the Consolidated Statements of Financial Position at their net amount, only if there is a legally enforceable right to offset the recorded amounts and the Bank intend either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

viii.	Derecognition of financial assets and liabilities

The accounting treatment of transfers of financial assets depends on the extent and the manner in which the risks and rewards associated with the transferred assets are transferred to third parties:

i.
If the Bank transfers substantially all the risks and rewards of ownership to third parties, as in the case of unconditional sales of financial assets, sales under repurchase agreements at fair value at the date of repurchase, sales of financial assets with a purchased call option or written put option deeply out of the money, utilization of assets in which the transferor does not retain subordinated debt nor grants any credit enhancement to the new holders, and other similar cases, the transferred financial asset is removed from the Consolidated Statements of Financial Position and any rights or obligations retained or created in the transfer are simultaneously recorded.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009

NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

ii.
If the Bank retains substantially all the risks and rewards of ownership associated with the transferred financial asset, as in the case of sales of financial assets under repurchase agreements at a fixed price or at the sale price plus interest;  securities lending agreements under which the borrower undertakes to return the same or similar assets; and other similar cases, the transferred financial asset is not derecognized from the Consolidated Statements of Financial Position and continues to be measured by the same criteria as those used before the transfer.  However, the following items are recorded:

1.	An associated financial liability for an amount equal to the consideration received; this liability is subsequently measured at amortized cost.
2.	Both the income from the transferred (but not removed) financial asset as well as any expenses incurred on the new financial liability.

iii.
If the Bank neither transfers nor substantially retains all the risks and rewards of ownership associated with the transferred financial asset — as in the case of sales of financial assets with a purchased call option or written put option that is not deeply in or out of the money, securitization of assets in which the transferor retains a subordinated debt or other type of credit enhancement for a portion of the transferred asset, and other similar cases— the following distinction is made:

1.
If the transferor does not retain control of the transferred financial asset: the asset is removed from the Consolidated Statements of Financial Position and any rights or obligations retained or created in the transfer are recorded.

2.
If the transferor retains control of the transferred financial asset: it continues to be recorded in the Consolidated Statements of Financial Position for an amount equal to its exposure to changes in value and a financial liability associated with the transferred financial asset is recorded.  The net carrying amount of the transferred asset and the associated liability is the amortized cost of the rights and obligations retained, if the transferred asset is measured at amortized cost, or the fair value of the rights and obligations retained, if the transferred asset is measured at fair value.

Accordingly, financial assets are only removed from the Consolidated Statements of Financial Position when the rights over the cash flows they generate have terminated or when all the inherent risks and rewards of ownership have been substantially transferred to third parties.  Similarly, financial liability are only derecognized from the Consolidated Statements of Financial Position when the obligations specified in the contract are discharged or cancelled or expires.

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

These interest and adjustments balances are generally referred to as “suspended” and are recorded in suspense accounts which are not part of the Consolidated Statements of Financial Position. Instead, they are reported as part of the complementary information thereto (Note 28). This interest is recognized as income, when collected, as a reversal of the related impairment losses.

The Bank ceases accruing interest on the basis of contractual terms on the principal amount of any asset that is classified as an impaired asset. Thereafter, the Bank recognizes as interest income the accretion of the net present value of the written down amount of the loan due to the passage of time based on the original effective interest rate of the loan. On the other hand, any collected interest for any assets classified as impaired are accounted for on a cash basis.

Dividends received from companies classified as “Investments in other companies” are recorded as income when the right to receive them arises.

ii.	Commissions, fees, and similar items

Fee and commission income and expenses are recognized in the Consolidated Statement of Income using criteria that vary according to their nature.  The main criteria are:

-	Fee and commission income and expenses relating to financial assets and financial liabilities measured at fair value through profit or loss are recognized when paid;
-	Those arising from transactions or services that are performed over a period of time are recognized over the life of these transactions or services.
-	Those relating to services provided in a single act are recognized when the single act is performed.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009

NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

iii.	Non-finance income and expenses

These are recognized for accounting purposes on an accrual basis.

iv.	Loan arrangement fees

Loan arrangement fees, mainly loan origination and application fees, are accrued and recorded in the Consolidated Statement of Income over the term of the loan. Regarding loan origination fees, the Bank immediately records direct costs related to loan origination within the Consolidated Statements of Income.

j)	Impairment

i.	Financial assets:

A financial asset, other than that a fair value through profit and loss, is evaluated on each financial statement reporting date to determine whether objective evidence of impairment exists.

A financial asset or group of financial assets will be impaired if, and only if, objective evidence of impairment exists as a result of one or more events that occurred after the initial recognition of the asset (“event causing the loss”), and this event or events have an impact on the estimated future cash flows of a financial asset or group of financial assets.

An impairment loss relating to financial assets recorded at amortized cost is calculated as the difference between the carrying amount of the asset and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate.

An impairment loss relating to a financial asset available for sale is calculated based on a significant or prolonged decline in its fair value.

Individually significant financial assets are individually tested to determine their impairment.  The remaining financial assets are evaluated collectively in groups that share similar credit risk characteristics.

All impairment losses are recorded in income. Any cumulative loss relating to a financial asset available for sale previously recorded in equity is transferred to profit or loss as a reclassification adjustment.

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

The Bank’s non-financial assets, excluding investment properties, are reviewed at reporting date to determine whether they show signs of impairment (i.e. its carrying amount exceeds its recoverable amount).  If such evidence exists, the amount to be recovered from the assets is then estimated.

In connection with other assets, impairment losses recorded in prior periods are assessed at each reporting date in search of any indication that the loss has decreased or disappeared and should be reversed.  An impairment loss is reversed to the extent that it is not in excess of the cumulative impairment loss that has been recorded.

k)	Property, plant, and equipment

This category includes buildings, land, furniture, vehicles, computer hardware and other fixtures owned by the consolidated entities or acquired under finance leases.  Assets are classified according to their use as follows:

i.	Property, plant and equipment for own use

Property, plant and equipment for own use (including, among other things, tangible assets received by the consolidated entities in full or partial satisfaction of financial assets representing accounts receivable from third parties which are intended to be held for continuing own use and tangible assets acquired under finance leases) are accounted at acquisition cost less the related accumulated depreciation and, if applicable, any impairment losses (net carrying amount higher than  recoverable amount).

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009

NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

The acquisition cost of awarded assets is equivalent to the net amount of the financial assets surrendered in exchange for its award.

The Bank and its subsidiaries elected to measure certain items of property, plant and equipment at the date of transition to IFRS both at their fair value and at their previous GAAP revalued amount and use that fair value and that previous GAAP revalued amount as their deemed cost at that date in accordance with paragraphs D5 and D6 of IFRS 1.  Accordingly, the price-level restatement applied until December 31, 2007 was not reversed.

Depreciation is calculated using the straight line method over the acquisition cost of assets less their residual value, assuming that the land on which buildings and other structures stand has an indefinite life and, therefore, is not subject to depreciation.

The Bank must apply the following useful lives for the tangible assets that comprise its assets:

ITEM	Useful Life (Months)

Land	-
Paintings and works of art	-
Assets retired for disposal	-
Carpets and curtains	36
Computers and hardware	36
Vehicles	36
Computational systems and software	36
ATM’s	60
Machines and equipment in general	60
Office furniture	60
Telephone and communication systems	60
Security systems	60
Rights over telephone lines	60
Air conditioning systems	84
Installations in general	120
Security systems (acquisitions up to October 2002)	120
Buildings	1,200

The consolidated entities assess at each reporting date whether there is any indication that the carrying amount of any of their tangible assets’ exceeds its recoverable amount.  If this is the case, the carrying amount of the asset is reduced to its recoverable amount and future depreciation charges are adjusted in proportion to the revised carrying amount and to the new remaining useful life, if the useful life needs to be revised.

Similarly, if there is an indication of a recovery in the value of a tangible asset, the consolidated entities record the reversal of the impairment loss recorded in prior periods and adjust the future depreciation charges accordingly.  In no circumstance may the reversal of an impairment loss on an asset increase its carrying amount above the one it would have had if no impairment losses had been recorded in prior years.

The estimated useful lives of the items of property, plant and equipment held for own use are reviewed at least at the end of each reporting period to detect significant changes therein. If changes are detected, the useful lives of the assets are adjusted by correcting the depreciation charge to be recorded in the Consolidated Statement of Income in future years on the basis of the new useful lives.

Maintenance expenses relating to tangible assets (property, plant and equipment) held for own use are recorded as an expense in the period in which they are incurred.

ii.	Assets leased out under operating leases

The criteria used to record the acquisition cost of assets leased out under operating leases, to calculate their depreciation and their respective estimated useful lives, and to record the impairment losses thereof, are consistent with those described in relation to property, plant and equipment held for own use.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009

NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

l)	Leasing

i.	Finance leases

Finance leases are leases that substantially transfer all the risks and rewards incidental to ownership of the leased asset to the lessee.

When the consolidated entities act as the lessor of an asset, the sum of the present value of the lease payments receivable from the lessee plus the guaranteed residual value, which is generally the exercise price of the lessee’s purchase option at the end of the lease term, is recognized as loans to third parties and is therefore included under “Loans and accounts receivable from customers” in the Consolidated Statements of Financial Position.

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

In both cases the finance income and finance expenses arising from these contracts are credited and debited, respectively, to “Interest income” and “Interest expense” in the Consolidated Statement of Income so as to achieve a constant rate of return over the lease term.

ii.	Operating leases

In operating leases, ownership of the leased asset and substantially all the risks and rewards incidental thereto remain with the lessor.

When the consolidated entities act as the lessor, they present the acquisition cost of the leased assets under “Property, plant and equipment”.  The depreciation policy for these assets is consistent with that for similar items of property, plant and equipment held for own use and revenues from operating leases is recorded on a straight line basis under “Other operating income” in the Consolidated Statement of Income.

When the consolidated entities act as the lessees, the lease expenses, including any incentives granted by the lessor, are charged on a straight line basis to “Administrative expenses” in the Consolidated Statement of Income.

iii.	Sale and leaseback transactions

For sale at fair value and operating leasebacks, the gain or loss generated is recorded at the time of sale.   In the case of finance leasebacks, the gain or loss generated is amortized over the lease term.

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

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009

NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

Internally developed computer software

Internally developed computer software is recorded as an intangible asset if, among other requirements (basically the Bank’s ability to use or sell it), it can be identified and its ability to generate future economic benefits can be demonstrated.  The estimate of useful life for software is 3 years.

Intangible assets are amortized on a straight-line basic over their estimated useful life.

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

For the preparation of the cash flow statement, the following items are considered:

i.	Cash flows: Inflows and outflows of cash and cash equivalents, such as deposits with the Central Bank of Chile, deposits in domestic banks, and deposits in foreign banks
ii.	Operating activities: Principal revenue-producing activities performed by banks and other activities that cannot be classified as investing or financing activities.
iii.	Investing activities: The acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.
iv.	Financing activities: Activities that result in changes in the size and composition of the equity and liabilities that are not operating activities.

p)	Allowances for loan losses

The Bank records allowances for loan losses in accordance with its internal models.  These internal models for rating and evaluating credit risk were approved by the Bank’s Board of Directors.

According to the methodology developed by the Bank, loans are divided into three categories:

i.	Consumer loans,
ii.	Mortgage loans, and
iii.	Commercial loans.

The specialization of the Santander Bank’s risk function is based on the type of customer and, accordingly, a distinction is made between individualized customers that are individually evaluated and standardized customers, evaluated in groups in the risk management process.

The internal risk models used to calculate the allowances are described as follow:

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

For loans classified as A1, A2, A3 and B, the Bank assigns a specific level of risk for each borrower.  As a result, borrowers within the same classification could have different levels of risk.  All commercial loans for Companies, including leasing and factoring, have since been rated using a model for evaluating and calculating provisions on an individual basis.  Since a debtor’s behavior varies over time, in order to determine the provisions, it is necessary to make a distinction between normal debtors and deteriorated debtors.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009

NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

For loans classified in Categories C1, C2, C3, C4, D1, and D2, the Bank must maintain the following levels of reserves:

Classification	Estimated range of loss	Allowance

C1	Up to 3%	2%
C2	More than 3% and up to 19%	10%
C3	More than 19% and up to 29%	25%
C4	More than 29% and up to 49%	40%
D1	More than 49% and up to 79%	65%
D2	More than 79%	90%

Borrowers with insufficient payment capacity in foreseeable circumstances are classified under these categories.  The categories listed above relate to a classification based on the level of estimated incurred loss of commercial loans and leasing transactions of the customer’s business as a whole, quantified according to the methodology used by the Bank.

For purposes of determining allowance amounts, the percentage associated with the estimated incurred loss rate is applied to the total credit.

Allowances for group evaluations

Banco Santander Chile used group analysis for determining the provisioning levels for certain types of loans.  These models are intended to be used primarily to analyze loans to individuals (including consumer loans, lines of credit, mortgage loans and commercial loans to individuals) and commercial loans, primarily to small and some mid-sized companies.  Provisions are determined using these models to determine a historical loss rate by segment and risk profile of each group of clients.

The provisioning models for consumer loans separate these loans in four groups, each with its own model:

-	New clients, not renegotiated
-	Old clients, not renegotiated
-	New clients, renegotiated
-	Old clients, renegotiated

Each consumer model is separate by risk profile which is based on a scorecard statistical model that establishes a relation through regressions between  various variables, such as payment behavior in the Bank, payment behavior outside the Bank, various socio-demographic data, among others, and a response variable that determines a client’s risk level, which in this case is 90 days non-performance.  Once the scorecards have been determined, risk profiles are established that are statistically significant with similar estimated incurred loss levels or charge-off vintage.

The estimated incurred loss rates for consumer loans are defined by the “Vintage of Net Charge-Offs” (charge-offs net of recoveries).  This methodology establishes the period in which the estimated incurred loss is maximized.  Once this period is obtained it is applied to each risk profile of each model to obtain the net charge-off level associated with this period.

For group evaluation of commercial loans the industry or sector of the borrower, owners or managers of the borrower, the borrower’s financial situation, its payment capacity and payment behavior are used as the main variables for determining the risk profile.  For group evaluation of mortgage loans we consider the borrower’s credit history, including any defaults on obligations to other creditors, as well as the overdue periods on the loans borrowed from us.  The estimated incurred loss rates are then determined using historical averages and other statistical estimates depending on the segment and loan product.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009

NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

Charge-offs

Charge-offs refers to derecognition in the Consolidated Statements of Financial Position of assets corresponding to a loan.  This includes a portion of a loan that might not be past due in the case of a loan paid in installments or in a leasing operation (no partial charges offs).

Charge-offs are always recorded with a charge to credit risk allowances.  Any payments received on the charged-off accounts will be recorded on the Consolidated Statements of Income as recovery of loans charged-off.

Loan and accounts receivable charge-offs are recorded on overdue, past due, and current installments based on the past due deadlines presented below.

Type of loan	Term

Consumer loans with or without real guarantees	6 months
Other transactions without real guarantees	24 months
Consumer loans with real guarantees	36 months
Mortgage loans	48 months
Consumer leasing	6 months
Other non mortgage leasing transactions	12 months
Mortgage leasing (household and business)	36 months

Recovery of loans previously charged off and accounts receivable from clients

Recovery of previously charged off loans and account receivable from clients are recorded in the Consolidated Statements of Income as a reduction of provision for loan losses.

q)	Provisions, contingent assets and contingent liabilities

Provisions are liabilities of uncertain timing or amount.  Provisions are recognized in the Consolidated Statements of Financial Position when the Bank:

i.	Has a present obligation (legal or constructive) as a result of past events; and
ii.	It is probable that an outflow of resources will be required to settle these obligations and the amount of these resources can be reliably measured.

Contingent assets or contingent liabilities are any potential rights or obligations arising from past events, whose existence will be confirmed only by occurrence or non-occurrence of one or more uncertain future events that are not wholly within the control of the Bank.

The following are classified as contingent in the supplementary information:

i.	Guarantees and bonds: Encompasses guarantees, bonds, standby letters of credit, and guarantees of payment from buyers in factored receivables.

ii.	Confirmed foreign letters of credit: Encompasses letters of credit confirmed by the Bank.

iii.	Documentary letters of credit: Includes documentary letters of credit issued by the Bank, which have not yet been negotiated.

iv.	Documented guarantees: Guarantees with promissory notes.

v.	Interbank guarantees: Guarantees issued.

vi.	Unrestricted credit lines: The unused amount of credit lines that allow customers to draw without prior approval by the Bank (for example, using credit cards or overdrafts in checking accounts).

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

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009

NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

The consolidated annual accounts reflect all significant provisions for which it is estimated that the probability of having to meet the obligation is more likely than not.

Provisions are quantified using the best available information on the consequences of the event giving rise to them and are reviewed and adjusted at the end of each year and are used to address the specific liabilities for which they were originally recognized. Partial or total reversals are recognized when such obligation cease to exist or are reduced.

Provisions are classified according to the obligation covered as follows:

-	Provisions for employee salaries and expenses.
-	Provision for mandatory dividends.
-	Provisions for contingent credit risks.
-	Provisions for contingencies.

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

The preparation of the financial statements requires Management to make estimates and assumptions that affect the application of the accounting policies and the reported amounts of assets, liabilities, revenues and expenses.  Actual results may differ from these estimates.

In certain cases, generally accepted accounting principles require that assets or liabilities be recorded or disclosed at fair values. The fair value is the amount at which an asset could be exchanged, or a liability settled, between knowledgeable parties, in an arm’s length transaction. Where available, quoted market prices in active markets have been used as the basis for measurement. Where quoted market prices in active markets are not available, the Bank has estimated such values based on the best information available, including the use of modeling and other valuation techniques.

The Bank has established allowances to cover incurred losses, therefore to estimate the allowances, they must be regularly evaluated taking into consideration factors such as changes in the nature and volume of the loan portfolio, trends in forecasted portfolio quality, credit quality and economic conditions that may adversely affect the borrowers’ payment capacity. Increases in the allowances for loan losses are reflected as “Provisions for loan losses” in the Consolidated Statement of Income. Loans are charged-off when management determines that a loan or a portion thereof is uncollectible. Charge-offs are recorded as a reduction of the provisions for loan losses.

The relevant estimates and assumptions are regularly reviewed by the Bank’s Management to quantify certain assets, liabilities, revenues, expenses, and commitments. Revised accounting estimates are recorded in the period in which the estimate is revised and in any affected future period.

These estimates, made on the basis of the best available information, mainly refer to:

-	Impairment losses of certain assets (Notes 9 and 10)
-	The useful lives of tangible and intangible assets (Notes 14, 15, and 35)
-	The fair value of assets and liabilities (Notes 6, 8, 12, and 38)
-	Commitments and contingencies (Note 24)
-	Current and deferred taxes (Note 16)

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009

NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

t)	Non-current assets held for sale

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

Assets received or awarded in lieu of payment

Assets received or awarded in lieu of payment of loans and accounts receivable from customers are recognized, at the price agreed by the parties, or otherwise, when the parties do not reach an agreement, at the amount at which the Bank is awarded those assets at a judicial auction.

These assets are subsequently measured at the lower of initially recorded amount or net realizable value, which corresponds to their fair value (liquidity value determined through an independent appraisal) less cost of sale.

At least once a year, the Bank performs the necessary analysis to update these assets’ cost to sale.

According to studies conducted by the Bank, as of December 31, 2010 the average cost to sale (the cost of maintaining and selling the asset) was estimated at 5.5% of the appraised value (5.9% as of December 31, 2009).

u)	Earnings per share

Basic earnings per share are determined by dividing the net income attributable to the Bank shareholders for the period by the weighted average number of shares outstanding during the period.

Diluted earnings per share are determined in the same way as basic earnings per share, but the weighted average number of outstanding shares is adjusted to take into account the potential diluting effect of stock options, warrants, and convertible debt.

As of December 31, 2010 and 2009 the Bank did not have instruments that generated diluting effects on equity.

v)	Temporary acquisition (assignment) of assets

Purchases (sales) of financial assets under non-optional resale (repurchase) agreements at a fixed price (“repos”) are recorded in the Consolidated Statements of Financial Position as financial assignments (receipts) based on the nature of the debtor (creditor) under “Deposits in the Central Bank of Chile,” “Deposits in financial institutions” or “Loans and accounts receivable from customers” (“Central Bank of Chile deposits,” “Deposits from financial institutions” or “Customer deposits”).

Differences between the purchase and sale prices are recorded as financial interest over the term of the contract.

w)	Assets under management and investment funds managed by the Bank

Assets owned by third parties and managed by certain companies that are within the Bank’s scope of consolidation (Santander Asset Management S.A., Administradora General de Fondos and Santander S.A. Sociedad Securitizadora), are not included in the Consolidated Statements of Financial Position. Management fees are included in “Fee and commission income” in the Consolidated Statement of Income.

NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

x)	Provision for mandatory dividends

As of December 31, 2010 and 2009 the Bank recorded a provision for mandatory dividends. This provision is made pursuant to Article 79 of the Corporations Act, which is in accordance with the Bank’s internal policy.  Under Article 79 of the Corporations Act, at least 30% of net income for the period should be distributed, except in the case of a contrary resolution adopted at the respective shareholders’ meeting by unanimous vote of the outstanding shares. This provision is recorded, as a deduction under the “Retained earnings – Provisions for mandatory dividends” line of the Consolidated Statement of Financial Position.

y)	Employee benefits

i.	Post-employment benefits - Defined benefit plans

According to current collective bargaining and other labor agreements, the Bank has undertaken to supplement the benefits granted by the public systems corresponding to certain employees and to their beneficiary right holders, for retirement, permanent disability or death, outstanding salaries and compensations, contributions to pension funds for active employees and post-employment social benefits.

Features of the Plan

The main features of the Post-Employment Benefits Plan, sponsored by Grupo Santander Chile are:

a.	Aimed at the Group’s management.
b.	The general requisite to apply is that the employee must be carrying out his duties when turning 60 years old.
c.	The bank will take on insurance (pension fund) on the employee’s behalf, for which it will pay regularly the respective premium (contribution).
d.	The bank will be directly responsible for granting benefits.

The Bank recognizes under line item “Provisions” in the Consolidated Statements of Financial Position (or in assets under “Other assets,” depending on the funded status of the plan) the present value of its post-employment defined benefit obligations, net of the fair value of the plan assets and of the net recognized cumulative actuarial gains or losses, disclosed in the valuation of these obligations, which are deferred using “corridor approach”, net of the past service cost, which is deferred over time as explained below.

“Plan assets” are defined as that will be used to settle the obligations and that meet the following conditions:

-	They are not owned by the consolidated entities, but by a legally separate third party not related to the Bank.
-
They are available only to pay or fund post-employment benefits and cannot be returned to the consolidated entities except when the assets remaining in the plan are sufficient to meet all the obligations of the plan and of the entity in relation to the benefits due to current or former employees, or to reimburse employee benefits already paid by the Bank.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009

NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

“Actuarial gains and losses” are defined as those arising from the differences between previous actuarial assumptions and what has actually occurred, and from changes in the actuarial assumptions used. For the plans, the Bank applies the “corridor approach” criterion, whereby it recognizes in the Consolidated Statement of Income the amount resulting from dividing by five the higher of the net value of the accumulated actuarial gains and/or losses not recognized at the beginning of each period and exceeding 10% of the present value of the obligations or 10% of the fair value of the assets at the beginning of the period.

“Past service cost” — which arises from changes made to existing post-employment benefits or from the introduction of new benefits — is recognized in the Consolidated Statement of Income on a straight line basis over the period beginning on the date on which the new commitments arose to the date on which the employee has an irrevocable right to receive the new benefits.

Post-employment benefits are recognized in the Consolidated Statement of Income as follows:

-
Current service cost, define as the increase in the present value of the obligations arising as a consequence of the services provided by the employees during the period) under the “Personnel salaries and expenses” item.

-
Interest cost, define as the increase in the present value of the obligations as a consequence of the passage of time which occurs during the period. When the obligations are shown in liabilities in the Consolidated Statements of Financial Position net of the plan assets, the cost of the liabilities recognized in the Consolidated Statement of Income under “Personnel salaries and expenses” reflects exclusively the obligations recognized as liabilities.

-	The expected return on plan assets and the gains and losses on their value, less any cost arising from their management and the taxes to which they are subject.
-
The actuarial gains and losses calculated using the corridor approach and the unrecognized past service cost, are recorded under “Personnel salaries and expenses” in the Consolidated Statement of Income.

ii.	Severance Provision:

Severance provisions for years of employment are recorded only when they actually occur or upon the availability of a formal and detailed plan in which the fundamental modifications to be made are identified, provided that such plan has already started to be implemented or its principal features have been publicly announced, or objective facts about its execution are known.

iii.	Share-based compensation:

The allocation of equity instruments to executives of the Bank and its Subsidiaries as a form of compensation for their services, when those instruments are provided at the end of a specific period of employment, is recorded as an expense in the Consolidated Statement of Income under the “Personnel salaries and expenses” item, as the relevant executives provide their services over the course of the period.

These benefits do not generate diluting effects, since they are based on shares of Banco Santander S.A. (the parent company of Banco Santander Chile, headquartered in Spain).

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009

NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

z)	Application of new and revised International Financial Reporting Standards (IFRS)

a)	New and revised IFRS effective in the current year

The following new and revised IFRS have been adopted in these financial statements:

IFRS 1 Revised – First-time adoption of International Financial Reporting Standards

The International Accounting Standards Board issued IFRS 1 in June 2003. IFRS 1 replaced SIC-8 First-time Application of IASs as the Primary Basis of Accounting. The Board developed the IFRS to address concerns about the full retrospective application of IFRSs required by SIC-8. Subsequently, IFRS 1 was amended many times to accommodate first-time adoption requirements resulting from new or amended IFRSs. As a result, the IFRS became more complex and less clear. In 2007, therefore, the Board proposed, as part of its annual improvements project, to change IFRS 1 to make it easier for the reader to understand and to design it to better accommodate future changes. The version of IFRS 1 issued in 2008 retains the substance of the previous version, but within a changed structure. It replaces the previous version and is effective for entities applying IFRSs for the first time for annual periods beginning on or after 1 July 2009. Earlier application is permitted. Management has decided not to apply IFRS 1 (Revised) as the Bank is not a first-time adopter of IFRS.

IFRS 3 Revised – Business combinations and IAS 27 Revised – Consolidated and separate financial statements

On 10 January 2008, the International Accounting Standards Board (IASB) issued IFRS 3 (revised 2008) Business Combinations and IAS 27 (revised 2008) Consolidated and Separate Financial Statements. The revised Standards are mandatory for business combinations in annual financial statements beginning on or after 1 July 2009, although limited earlier application is permitted. The revised International Financial Reporting Standard 3 Business Combinations (IFRS 3) is part of a joint effort by the International Accounting Standards Board (IASB) and the US Financial Accounting Standards Board (FASB) to improve financial reporting while promoting the international convergence of accounting standards. The application of these new IFRS has not had any material impact on the amounts reported for the current and prior years but may affect the accounting for future transactions or arrangements.

IFRS 2 – Share based payments

On 18 June 2009, the International Accounting Standards Board (IASB) issued amendments to IFRS 2 Share-based Payment. These amendments clarify the scope of IFRS 2, as well as the accounting for group cash-settled share-based payment transactions in the separate (or individual) financial statements of an entity receiving the goods or services when another group entity or shareholder has the obligation to settle the award. The application of these new IFRS has not had any material impact on the amounts reported for the current and prior years but may affect the accounting for future transactions or arrangements.

Amendment to IAS 39 – Financial instruments: Measurement and Recognition

On 31 July 2008, the International Accounting Standards Board (IASB) published amendments to IAS 39 Financial Instruments: Recognition and Measurement which provide clarification on two issues in relation to hedge accounting: (i) identifying inflation as a hedged risk or portion; making clear that inflation may only be hedged in the instance where changes in inflation are a contractually-specified portion of cash flows of a recognized financial instrument.; and (ii) hedging with options; making clear that the intrinsic value, not the time value, of an option reflects a one-sided risk and therefore an option designated in its entirety cannot be perfectly effective. The amendments are effective for annual periods beginning on or after 1 July 2009. The application of these amendment has not had any material impact on the amounts reported for the current and prior years but may affect the accounting for future transactions or arrangements.

Improvements to IFRS – April 2009

On 16 April 2009, the International Accounting Standards Board (IASB) issued Improvements to IFRSs 2009 – incorporating amendments to 12 International Financial Reporting Standards (IFRSs). This is the second collection of amendments issued under the annual improvements process, which is designed to make necessary, but non-urgent, amendments to IFRS. The amendments are effective for annual periods beginning on or after July 1, 2009 and for annual periods beginning on or after January 1, 2010. The application of these amendments has not had any material impact on the amounts reported for the current and prior years but may affect the accounting for future transactions or arrangements.

IFRIC 17 – Distribution of non-cash assets to owners

On 27 November 2008, the International Financial Reporting Interpretations Committee (IFRIC) issued IFRIC 17 Distributions of Non-cash Assets to Owners. The Interpretation provides guidance on the appropriate accounting treatment when an entity distributes assets other than cash as dividends to its shareholders. The most significant conclusion reached by the IFRIC is that the dividend should be measured at the fair value of the assets distributed, and that any difference between this amount and the previous carrying amount of the assets distributed should be recognized in profit or loss when the entity settles the dividend payable. The application of these new Interpretation has not had any material impact on the amounts reported for the current and prior years but may affect the accounting for future transactions or arrangements.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009

NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

b)	New and revised IFRS in issue but not yet effective

As of the date of issuance of these consolidated financial statements, the following accounting pronouncements have been issued by the IASB.  These pronouncements are new pronouncements or amendments, revisions, modifications, or interpretations of existing pronouncements.  Further, the application of the below pronouncements is not mandatory until the dates noted below.

IFRS 9, Financial Instruments

On November 12, 2009, the IASB issued IFRS 9 Financial Instruments (IFRS 9) as the first step in its project to replace IAS 39 Financial Instruments: Recognition and Measurement (IAS 39).  Under this standard, all financial instruments are initially measured at fair value plus or minus, in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs.  Moreover, IFRS 9 divides all financial assets that are currently in the scope of IAS 39 into two classifications – those measured at amortized cost and those measured at fair value.  Classification is made at the time the financial asset is initially recognized, namely when the entity becomes a party to the contractual provisions of the instrument.  As for debt instruments, a debt instrument that meets business model and cash flow characteristics tests can be measured at amortized cost (net of any write-down for impairment).  All other debt instruments must be measured at fair value through profit or loss.

Additionally, on 28 October 2010, the IASB published a revised version of IFRS 9.  The revised standard retains the requirements for classification and measurement of financial assets that were published in November 2009 but adds guidance on the classification and measurement of financial liabilities. As part of its restructuring of IFRS 9, the IASB also copied the guidance on derecognition of financial instruments and related implementation guidance from IAS 39 to IFRS 9.

The guidance included in IFRS 9 on the classification and measurement of financial liabilities is unchanged from the classification criteria for financial liabilities currently contained in IAS 39.  In other words, financial liabilities will continue to be measured either wholly, or in part, at amortized cost or at fair value through profit or loss (FVTPL). The concept of bifurcating embedded derivatives from a financial liability host contract also remains unchanged.  Financial liabilities held for trading would continue to be measured at FVTPL, and all other financial liabilities would be measured at amortized cost unless the fair value option is applied, using the existing criteria in IAS 39.

However, there are two differences compared to IAS 39:

•	The presentation of the effects of changes in fair value attributable to a liability’s credit risk; and
•	The elimination of the cost exemption for derivative liabilities to be settled by delivery of unquoted equity

Note that IFRS 9 introduces new requirements for classifying and measuring financial assets that must be applied starting 1 January 2013, with early adoption permitted.  Management, in conformity with rules and regulations issued by the SBIF, will not early adopt this standard; instead, it will adopt this standard for the period starting January 1, 2013.  Finally, Management has not had the opportunity to assess the potential impact associated with the adoption of this standard.

IFRS 10, Consolidated Financial Statements

On May 12, 2011, the IASB issued IFRS 10 Consolidated Financial Statements, which is a replacement of IAS 27 Consolidated and Separate Financial Statements and SIC – 12 Consolidation – Special Purpose Entities.  The objective of IFRS 10 is to have a single basis for consolidation for all entities, regardless of the nature of the investee, and that basis is control. The definition of control includes three elements: power over an investee, exposure or rights to variable returns of the investee and the ability to use power over the investee to affect the investor’s returns. NIIF 10 provides detailed guidance on how to apply the control principle in a number of situations, including agency relationships and holdings of potential voting rights. An investor would reassess whether it controls an investee if there is a change in facts and circumstances. IFRS 10 replaces those parts of IAS 27 that address when and how an investor should prepare consolidated financial statements and replaces SIC – 12 in its entirety. The effective date of NIIF 10 is January 1, 2013, with earlier application permitted under certain circumstances.

Management believes that this new standard will be adopted in its financial statements for the period beginning January 1, 2013.  Last, Management has not had the opportunity to consider the potential impact of the adoption of these amendments.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009

NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

IFRS 11, Joint Arrangements

On May 12, 2011, the IASB issued IFRS 11 Joint Arrangements which supersedes IAS 31 Interests in Joint Ventures and SIC – 13 Jointly Controlled Entities – Non-Monetary Contributions by Venturers. IFRS 11 classify joint arrangements as either joint operations (combining the existing concepts of jointly controlled assets and jointly controlled operations) or joint ventures (equivalent to the existing concept of a jointly controlled entity). A joint operation  is a joint arrangement whereby the parties that have joint control have rights to the assets and obligations for the liabilities. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. NIIF 11 requires the use of the equity method of accounting for interests in joint ventures thereby eliminating the proportionate consolidation method. The effective date of IFRS 11 is January 1, 2013, with earlier application permitted under certain circumstances.

Management believes that this new standard will be adopted in its financial statements for the period beginning January 1, 2013.  Last, Management has not had the opportunity to consider the potential impact of the adoption of these amendments.

IFRS 12, Disclosure of Interests in Other Entities

On May 12, 2011, the IASB issued IFRS 12 Disclosure of Interests in Other Entities which requires extensive disclosures relating to an entity’s interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities. IFRS 12 establishes disclosure objectives and specifies minimum disclosures that an entity must provide to meet those objectives. An entity should disclose information that helps users of its financial statements evaluate the nature and risks associated with interests in other entities and the effects of those interests on its financial statements. The disclosure requirements are extensive and significant effort may be required to accumulate the necessary information. The effective date of IFRS 12 is January 1, 2013 but entities are permitted to incorporate any of the new disclosures into their financial statements before that date.

Management believes that this new standard will be adopted in its financial statements for the period beginning January 1, 2013.  Last, Management has not had the opportunity to consider the potential impact of the adoption of these amendments.

IFRS 13, Fair Value Measurement

On May 12, 2011, the IASB issued IFRS 13 Fair Value Measurement, which establishes a single source of guidance for fair value measurement under IFRS. The Standard applies to both financial and non-financial items measured at fair value. Fair value is defined as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date” (i.e., an exit price). IFRS 13 is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted, and applies prospectively from the beginning of the annual period in which the Standard is adopted.

Management believes that this new standard will be adopted in its financial statements for the period beginning January 1, 2013.  Last, Management has not had the opportunity to consider the potential impact of the adoption of these amendments.

IAS 27, Separate Financial Statements (Revised 2011)

On May 12, 2011, IAS 27 Consolidated and Separate Financial Statements has been amended for the issuance of IFRS 10 but retains the guidance for separate financial statements. Management believes that this new standard will be adopted in its financial statements for the period beginning January 1, 2013, but would not lead to any changes as the Bank presents consolidated financial statements.

IAS 28, Investments in Associates and Joint Ventures (Revised 2011)

On May 12, 2011, IAS 28 Investment in Associates has been amended for conforming changes based on the issuance of IFRS 10 and IFRS 11. Management believes that this new standard will be adopted in its financial statements for the period beginning January 1, 2013.

Amendments to IFRS 1, First Time Adoption of IFRS

On December 20, 2010, the IAS amended IFRS 1 First Time Adoption of IFRS to:

-
Provide relief for first-time adopters of IFRSs from having to reconstruct transactions that occurred before their date of transition to IFRSs.  This amendment replaces references to a fixed transition date of ‘January 1, 2004’ with ‘the date of transition to IFRSs’ so that first-time adopters of IFRS do not have to apply the derecognition requirements in IAS 39 retrospectively from an earlier date.  It also relieves first-time adopters from recalculating ‘day 1’ gains and losses on transactions occurring before the date of transition to IFRS.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009

NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

-
Provide guidance for entities emerging from severe hyperinflation either to resume presenting IFRS financial statements or to present IFRS financial statements for the first time.  In accordance with the amendment, when an entity’s date of transition to IFRS is on or after the functional currency normalization date, the entity may elect to measure all assets and liabilities held before the functional currency normalization date at fair value on the date of transition to IFRS and use that fair value as the deemed cost of those assets and liabilities in the opening IFRS statement of financial position.  Entities making use of this exemption should describe the circumstances of how, and why, their functional currency became subject to severe hyperinflation and the circumstances that led to those conditions ceasing.

The amendments require mandatory application for annual periods starting on or after July 1, 2011, with early adoption permitted.  Management believes that these amendments will not have an impact on its financial statements as the Company is not considered a first time adopter once these amendments become effective.

Amendments to IFRS 7, Financial Instruments: Disclosure

On October 7, 2010, the IASB issued amendments to IFRS 7 Financial Instruments: Disclosure that increases the disclosure requirements for transactions involving transfers of financial assets.  These amendments are intended to provide greater transparency around risk exposures of transactions where a financial asset is transferred but the transferor retains some level of continuing exposure (referred to as ‘continuing involvement’) in the asset.  The amendments also require disclosure where transfers of financial assets are not evenly distributed throughout the period (e.g., where transfers occur near the end of a reporting period).  The amendments are applicable for annual periods beginning on or after July 1, 2011, with early adoption allowed.  Moreover, the disclosures are not required for any of the periods presented that start before the initial adoption date.

Management has not had the opportunity to consider the potential impact of the adoption of these amendments.

Amendments to IAS 12, Income Taxes

On December 20, 2010, the IASB published Deferred Tax: Recovery of Underlying Assets– Amendments to IAS 12.  The amendments provide an exception to the general principle in IAS 12 Income Taxes (IAS 12) that the measurement of deferred tax assets and deferred tax liabilities should reflect the tax consequences that would follow from the manner in which the entity expects to recover the carrying amount of an asset.

Specifically, the amendments provide an exception to the general principles of IAS 12 for investment property measured using the fair value model in IAS 40 Investment Property (IAS 40).  For the purposes of measuring deferred tax, the amendments introduce a rebuttable presumption that the carrying amount of such an asset will be recovered entirely through sale.  The presumption can be rebutted if the investment property is depreciable and is held within a business model whose objective is to consume substantially all of the economic benefits over time, rather than through sale.  The exception also applies to investment property acquired in a business combination if the acquirer applies the fair value model in IAS 40 subsequent to the business combination.  The amendments also incorporate the requirements of SIC 21 Income Taxes - Recovery of Revalued Non-Depreciable Assets into IAS 12, i.e., deferred tax arising on a non-depreciable asset measured using the revaluation model in IAS 16 Property, Plant and Equipment should be based on the sale rate.  The effective date of the amendments is for annual periods beginning on or after January 1, 2012. Earlier application is permitted.

Management believes that these amendments will be adopted in its financial statements for the period beginning January 1, 2012.  Last, Management has not had the opportunity to consider the potential impact of the adoption of these amendments.

Amendments to IAS 24, Related Party Transactions

On November 4, 2009, the IASB issued Amendments to IAS 24 Related Party Disclosures. The revised standard simplifies the disclosure requirements for entities that are controlled, jointly controlled, or significantly influenced by a governmental entity (referred to as related government-related entities) and clarifies the definition of related entity.

The revised standard is effective for annual periods beginning on or after January 1, 2011 and requires retrospective application. Therefore, in the year of initial application, disclosures for the comparative period will need to be restated.  Moreover, earlier application is permitted, either of the whole revised standard or of the partial exemption for government-related entities.  If an entity applies either the whole standard or the partial exemption for a period beginning before January 1, 2011, it is required to disclose that fact.

Management has analyzed the impact of these amendments and considers that they will not lead to any change in the related parties currently defined by Management.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009

NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

Amendment to IAS 32, Financial Instruments: Presentation

On October 8, 2009, the IASB issued an amendment to IAS 32 Financial Instruments: Presentation entitled Classification of Rights Issues, on the classification of rights issues (e.g. rights, options, or warrants).  Under the amendments, rights, options and warrants otherwise meeting the definition of equity instruments in IAS 32.11 issued to acquire a fixed number of an entity’s own non-derivative equity instruments for a fixed amount in any currency are classified as equity instruments provided the offer is made pro-rata to all existing owners of the same class of the entity’s own non-derivative equity instruments.  The amendment is effective for annual periods beginning on or after February 1, 2010 with earlier application permitted.

Management believes that the amendment will be adopted in the financial statements for the period beginning on January 1, 2011.  Last, Management does not have instruments issued with these characteristics, so this amendment will have no impact on its financial statements.

Annual Improvements to IFRS 2010

On May 6, 2010, the IASB issued Improvements to IFRSs 2010 – Incorporating amendments to seven International Financial Reporting Standards (IFRSs). This is the third collection of amendments issued under the annual improvements process, which is designed to make necessary, but non-urgent, amendments to IFRSs.  The amendments are effective for annual periods starting on or after July 1, 2010 and for annual periods starting on or after January 1, 2011.

Management believes that these amendments will be adopted in its financial statements for the period beginning January 1, 2011.  Last, Management has not had the opportunity to consider the potential impact of the adoption of these amendments.

IFRIC 19, Extinguishing Financial Liabilities with Equity Instruments

On November 26, 2009, the International Financial reporting Interpretations Committee (IFRIC) issued IFRIC 19 Extinguishment of Liabilities to Equity Instruments.  This interpretation provides guidance on how to account for the extinction of financial liabilities by issuing equity instruments.  The interpretation indicates that the issuance of equity instruments to extinguish an obligation constitutes paid consideration. This consideration should be measured at fair value of the equity instrument issued, unless that fair value is not readily determinable, in which case the equity instruments should be measured at fair value of the obligation extinguished.  This interpretation is effective for annual periods beginning on or after July 1, 2010.

Management believes that this interpretation will be adopted in the consolidated financial statements for the period beginning on January 1, 2011.  Last, Management estimates that this interpretation will not result in any change of accounting policies.

Amendment to IFRIC 14, the Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction

On December 2009 the IASB issued Prepayments of Minimum Funding Requirements, amendments to IFRIC 14 – The Limit on a Defined Benefit Asset,Minimum Funding Requirements and their Interaction (IFRIC 14).  The amendment has been made to remedy an unintended consequence of IFRIC 14 where the entities are prohibited in some circumstances to recognize as an asset the advance payments for minimum funding contributions.  This amendment is effective for annual periods beginning on or after January 1, 2011.

Management believes that this amendment will be adopted in the consolidated financial statements for the period beginning on January 1, 2011.  Further, Management has not had the opportunity to consider the potential impact of the adoption of this amendment.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009

NOTE 02 – ACCOUNTING CHANGES:

During the year ended December 31, 2010, there have not been accounting changes that significantly affect the presentation of these consolidated financial statements.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009

NOTE 03 - SIGNIFICANT EVENTS:

As of December 31, 2010, the following significant events have occurred and had an impact on the Bank’s operations or the financial statements:

a)	The Board

A Shareholders’ Meeting of Banco Santander Chile was held on April 27, 2010, chaired by Mr. Mauricio Larraín Garcés (Chairman), and attended by Jesús María Zabalza Lotina (First Vice President), Oscar von Chrismar Carvajal (Second Vice President), Víctor Arbulú Crousillat, Claudia Bobadilla Ferrer, Marco Colodro Hadjes, Vittorio Corbo Lioi, Carlos Olivos Marchant, Roberto Méndez Torres, Lucía Santa Cruz Sutil, Roberto Zahler Mayanz, Raimundo Monge Zegers (Alternate Director), and Juan Manuel Hoyos Martínez de Irujo (Alternate Director).  Also, the CEO Claudio Melandri Hinojosa and CAO Felipe Contreras Fajardo attended the meeting.

Use of income and Distribution of Dividends

According to the information presented in the aforementioned Board meeting, 2009 net income (designated in the financial statements as “Income attributable to equity holders of the Bank”) amounted to CLP$431,253,139,805. The Board approved to distribute 60% of such net income, which divided by the amount of shares issued corresponds to a CLP$ 1.37308147 dividend per share, which was payable starting on April 28, 2010. In addition, the Board approved that 40% of the remaining profit be destined to increase the Bank’s reserves.

In Ordinary Board Meeting on December 28, 2010 the resignation of the Director Claudia Bobadilla Ferrer was accepted.  No replacement has been announced yet.

b)	Issuance of bonds during 2010

In 2010, the Bank issued senior bonds in the amount of UF 19,000,000, USD 1,200,000,000, CHF 350,000,000 and CLP 247,255,000,000. The placement detail in 2010 is included in Note 20.

b.1)	2010 Senior Bonds

Series	Amount	Term	Interest Rate	Date of Issuance	Maturity Date
F8	UF 3,000,000	4.5 years	3.60 % per annum simple	01/01/2010	07/01/2014
F9	UF 3,000,000	5 years	3.70 % per annum simple	01/01/2010	01/01/2015
FA	UF 3,000,000	4 years	To maturity (bullet)	04/01/2010	04/01/2014
FB	UF 3,000,000	5 years	3,0 % yearly rate	04/01/2010	04/01/2015
FC	UF 4,000,000	5 years	4,5 % yearly rate	08/01/2010	08/01/2015
FD	UF 3,000,000	5 years	To maturity (bullet)	09/01/2010	09/01/2015
Total	UF 19,000,000
Floating rate note	USD 500,000,000	2 years	Libor (3 months) + 125 bp	04/15/2010	04/12/2012
Fixed rate bond	USD 500,000,000	5 years	3,75 % annual simple	09/15/2010	09/15/2015
Floating rate note	USD 200,000,000	1 year	Libor (3 months) + 100 bp	09/15/2010	09/15/2011
Total	USD 1,200,000,000
Fixed rate note	CHF 250,000,000	5 years	Coupon 2,25%	11/16/2010	11/16/2015
Floating rate note	CHF 100,000,000	3 years	Libor (3 months) + 100 bp	11/16/2010	11/16/2013
Total	CHF 350,000,000
CLP bond	CLP 247,255,000,000	10 years	Coupon 6,5%	09/15/2010	09/22/2020
Total	CLP 247,255,000,000

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009

NOTE 03 - SIGNIFICANT EVENTS, continued:

b.2)	2010 Subordinated bonds

In 2010, the Bank has issued the following subordinated bonds:

Series	Amount	Term	Interest Rate	Date of Issuance	Maturity Date
G4	UF 3,000,000	30 years	3.90 % yearly rate	07/01/2010	07/01/2040
Total	UF 3,000,000

c)	Building sale

In 2010, the Bank sold 43 branches and 2 buildings.  These transactions are detailed in Note 36.

d)	Change of Registered Name

On March 31, 2010 it was decided unanimously by a Special Shareholders Meeting to transform Santander Agente de Valores Sociedad Anónima into a limited liability corporation, renamed Santander Agente de Valores Limitada.

e)	Assignment of Loans Previously Charged Off

In 2010, Banco Santander Chile signed assignment agreements of loans previously charged off with “Fondo de Inversiones Cantábrico”, “Fondo de Inversiones Norte Sur,” and “Fondo de Inversiones San Elías”, generating a net gain of MCh$9,824, included under “Net income from financial operations” item of the Consolidated Statement of Income.

Date of agreement	Nominal portfolio Sale	Selling Price	Provision (*)	Gross
	MCh$	MCh$	MCh$	MCh$
04/21/2010	29,376	1,909	225	1,684
05/24/2010	9,372	609	259	350
06/22/2010	8,245	536	26	510
07/29/2010	8,237	535	23	512
08/25/2010	8,474	552	56	496
09/28/2010	7,632	496	125	371
10/27/2010	7,385	480	19	461
11/24/2010	10,219	664	287	377
12/20/2010	205,080	5,100	1,080	4,020
12/21/2010	7,688	500	27	473
12/27/2010	32,151	640	70	570
Total	333,859	12,021	2,197	9,824

(*)	Provision for potential price adjustments that might occur in the future, in accordance with procedures established in the contract.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009

NOTE 04 - BUSINESS SEGMENTS:

The Bank manages and measures the performance of its operations by business segment. The information disclosed in this note is not necessarily comparable to that of other financial institutions, since it is based on management’s segment internal information system which has been adopted by the Bank.

Inter-segment transactions are conducted under normal arm’s length commercial terms and conditions.

Each segment’s assets, liabilities, and income include items directly attributable to the segment to which they can be allocated on a reasonable basis.

The Bank has the  following business segments:

Individuals

a.	Santander Banefe
Serves individuals with monthly incomes of Ch$150,000 to Ch$400,000, who receive services through Santander Banefe. This segment gives customers a variety of services, including consumer loans, credit cards, auto loans, mortgage loans, debit cards, savings products, mutual funds, and insurance.

b.	Commercial banking
Serves individuals with monthly incomes in excess of Ch$ 400,000. This segment gives customers a variety of services, including consumer loans, credit cards, auto loans, mortgage loans, debit cards, savings products, mutual funds, commercial loans, foreign trade, checking accounts, insurance and stock brokerage.

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

b.	Real estate
This segment includes all the companies engaged in the real estate industry that carry out projects to sell properties to third parties and all builders with annual sales exceeding Ch$ 800 million with no ceiling. These clients are offered not only the traditional banking services but also specialized services to finance projects, mainly residential, with the aim of expanding sales of mortgage loans.

c.	Large Corporations
Serves companies with annual sales exceeding Ch$10,000 million. This segment provides a wide variety of products, including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, investment banking, savings products, mutual funds, and insurance.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009

NOTE 04 - BUSINESS SEGMENTS, continued:

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
The Treasury Division provides sophisticated financial products, mainly to companies in the Wholesale Banking area and the Companies segment. These include products such as short-term financing and fund raising, brokerage services, derivatives, securitization, and other customized products. The Treasury area also handles intermediation of positions and manages the Bank’s investment portfolio.

Corporate Activities (“Other”)

This segment includes Financial Management, which develops global foreign exchange structural position management functions, involving the parent company’s structural interest risk and liquidity risk. The latter, through issuances and utilizations. This segment also manages the Bank’s personal funds, capital allocation by unit, and the financing of investments made. The foregoing usually results in a negative contribution to income. In addition, this segment encompasses all the intra-segment income and all the activities not assigned to a given segment or product with customers.

The segments’ accounting policies are the same as those described in the summary of accounting policies, and are customized to meet the needs of the Bank’s management. The Bank earns most of its income in the form of interest income, fee and commission income and income from financial operations. To evaluate a segment’s financial performance, the highest decision making authority bases his assessment on the segment’s interest income, fee and commission income, and expenses.  This assessment helps the Bank make decisions over the resources that will be allocated to each segment.

To achieve the strategic objectives adopted by the top management and adapt to changing market conditions, the Bank makes changes in its organization from time to time, which in turn have a greater or lesser impact on how it is managed or administered.  Hence, this disclosure furnishes information on how the Bank is managed as of December 31, 2010.

Beginning on January 1, 2010 the individual, PYMEs, Institutional, and Company segments now constitute Commercial Banking with direct report to the CEO. The Global Banking and Markets segment was left reporting to the Organization Executive Vicepresident.

The following tables set forth the Bank’s income by business segment, for the periods ending as of December 31, 2010, 2009 and 2008; in addition to the balances corresponding to loans and accounts receivable from customers as of December 31, 2010, 2009 and 2008.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009

NOTE 04 - BUSINESS SEGMENTS, continued:

As of December 31, 2010
	Loans and accounts receivables from customers, net (1)	Net Interest income	Net fee and commission income	ROF (2)	Provisions	Support expenses (3)	Segment’s net contribution
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Segments
Individuals	8,407,416	524,920	191,841	5,027	(154,362)	(291,208)	276,218
Santander Banefe	717,699	115,252	32,133	15	(44,849)	(66,272)	36,279
Commercial Banking	7,689,717	409,668	159,708	5,012	(109,513)	(224,936)	239,939
Small and mid-sized companies (PYMEs)	2,375,192	175,538	34,460	7,168	(70,850)	(67,059)	79,257
Institutional	331,153	28,609	2,452	1,974	(482)	(10,108)	22,445

Companies	3,288,107	114,460	20,215	15,047	(24,532)	(32,623)	92,567
Companies	1,353,686	50,449	11,298	7,150	(18,922)	(15,796)	34,179
Large Corporations	1,411,236	38,755	6,121	7,129	(8,498)	(12,784)	30,723
Real estate	523,185	25,256	2,796	768	2,888	(4,043)	27,665
Commercial Banking	14,401,868	843,527	248,968	29,216	(250,226)	(400,998)	470,487

Global Banking and Markets	1,293,305	81,203	23,173	56,364	(2,570)	(30,788)	127,382
Corporate	1,293,305	90,825	24,452	1,445	(2,570)	(11,592)	102,560
Treasury	-	(9,622)	(1,279)	54,919	-	(19,196)	24,822
Other	32,109	14,989	(8,559)	10,408	(1,119)	(20,150)	(4,431)

Total	15,727,282	939,719	263,582	95,988	(253,915)	(451,936)	593,438

Other operating income	43,608
Other operating expenses	(45,402)
Income from investments in other companies	1,171
Income tax expense	(85,343)
Consolidated income for the period	507,472

(1)
Corresponds to Loans and accounts receivable from customers, net (Ch$ 15,232,163 million) plus interbank loans, net (Ch$69,672 million), before deduction of their allowances for loan losses (Ch$425,393 million and Ch$54 million, respectively), which were restituted for presentation purposes in this table.

(2)	Results from financial operations. Correspond to the sum of Net income from financial operations (Ch$38,755 million) and foreign exchange profit (loss), net (Ch$57,233 million).
(3)
Corresponds to the sum of Personnel salaries and expenses (Ch$250,265 million), administrative expenses (Ch$147,343 million), depreciation and amortization (Ch$49,403 million) and impairment (Ch$4,925 million).

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009

NOTE 04 - BUSINESS SEGMENTS, continued:

As of December 31, 2009
	Loans and accounts receivables from customers (1)	Net Interest income	Net fee and commission income	ROF (2)	Provisions	Support expenses (3)	Segment’s net contribution
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Segments
Individuals	7,287,925	532,060	171,433	19,027	(229,801)	(268,934)	223,785
Santander Banefe	609,808	115,840	29,452	5,078	(82,588)	(54,913)	12,869
Commercial Banking	6,678,117	416,220	141,981	13,949	(147,213)	(214,021)	210,916
Small and mid-sized companies (PYMEs)	2,485,505	228,928	41,917	11,037	(76,075)	(58,741)	147,066
Institutional	282,933	18,789	1,962	664	(327)	(6,799)	14,289

Companies	2,471,162	114,432	20,567	16,181	(24,333)	(30,628)	96,219
Companies	1,051,875	53,407	9,813	7,248	(8,618)	(15,989)	45,861
Large Corporations	436,349	43,233	8,416	8,785	(17,756)	(10,359)	32,319
Real estate	982,938	17,792	2,338	148	2,041	(4,280)	18,039
Commercial Banking	12,527,525	894,209	235,879	46,909	(330,536)	(365,102)	481,359

Global Banking and Markets	1,194,706	33,738	18,747	64,557	(2,511)	(29,485)	85,046
Corporate	1,194,706	54,728	19,387	5	(2,511)	(14,803)	56,806
Treasury	-	(20,990)	(640)	64,552	-	(14,682)	28,240
Other	29,045	(71,431)	(496)	55,662	(98)	(13,307)	(29,670)

Total	13,751,276	856,516	254,130	167,128	(333,145)	(407,894)	536,735

Other operating income	25,866
Other operating expenses	(37,364)
Income from investments in other companies	297
Income tax expense	(88,924)
Consolidated income for the period	436,610

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
(3)
Corresponds to the sum of Personnel salaries and expenses (Ch$ 224,484 million), administrative expenses (Ch$ 136,712 million), depreciation and amortization (Ch$ 46,623 million) and impairment (Ch$ 75 million).

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009

As of December 31, 2008
	Loans and accounts receivables from customers (1)	Net Interest income	Net fee and commission income	ROF (2)	Provisions	Support expenses (3)	Segment’s net contribution
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Segments
Individuals	6,859,547	520,332	160,286	19,460	(221,715)	(281,532)	196,831
Santander Banefe	698,268	137,299	28,292	6,208	(84,295)	(58,842)	28,662
Commercial Banking	6,161,279	383,033	131,994	13,252	(137,420)	(222,690)	168,169
Small and mid-sized companies (PYMEs)	2,468,820	220,058	39,931	9,452	(53,669)	(61,663)	154,109
Institutional	224,776	17,591	1,789	765	(290)	(7,189)	12,666

Companies	2,882,943	113,223	16,846	14,740	(16,188)	(32,692)	95,929
Companies	1,124,918	50,592	8,339	6,666	(8,556)	(17,095)	39,946
Large Corporations	522,560	43,387	6,795	7,818	(7,035)	(11,036)	39,929
Real estate	1,235,465	19,244	1,712	256	(597)	(4,561)	16,054
Commercial Banking	12,436,086	871,204	218,852	44,417	(291,862)	(383,076)	459,535

Global Banking and Markets	2,221,144	31,783	14,786	60,332	(759)	(31,184)	74,958
Corporate	2,221,144	52,352	14,555	-	(759)	(15,567)	50,581
Treasury	-	(20,569)	231	60,332	-	(15,617)	24,377
Other	23,858	(10,921)	9,491	(18,314)	4,638	(13,908)	(29,014)

Total	14,681,088	892,066	243,129	86,435	(287,983)	(428,168)	505,479

Other operating income	10,896
Other operating expenses	(36,298)
Income from investments in other companies	632
Income tax expense	(59,742)
Consolidated income for the period	420,967

(1)
Corresponds to Loans and accounts receivable from customers, net (Ch$ 14,311,349 million) plus interbank loans, net (Ch$95,499 million), before deduction of their allowances for loan losses (Ch$ 274,205 million and Ch$ 35 million, respectively), which were restituted for presentation purposes in this table.

(2)	Results from financial operations. Corresponds to the sum of Net income from financial operations (Ch$273, 477 million) and foreign exchange profit (loss), net (Ch$ 187,042 million).
(3)
Corresponds to the sum of Personnel salaries and expenses (Ch$ 246,775 million), administrative expenses (Ch$133,682 million), depreciation and amortization (Ch$ 47,627 million) and impairment (Ch$84 million).

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009

NOTE 05 - CASH AND CASH EQUIVALENTS

a)	The detail of the balances included under cash and cash equivalents is as follows:

	As of December 31,
	2010	2009
	MCh$	MCh$

Cash and deposits in banks
Cash	354,340	418,987
Deposits in the Central Bank of Chile	1,312,111	988,978
Deposits in domestic banks	418	255
Deposits in foreign banks	95,329	635,238
Subtotals – Cash and bank deposits	1,762,198	2,043,458

Unsettled transactions, net	74,243	192,660

Cash and cash equivalents	1,836,441	2,236,118

The level of funds in cash and at the Central Bank of Chile, which are included in the “Deposits in the Central Bank of Chile” line, reflects regulations governing the reserves that the Bank must maintain on average in monthly periods.

b)	Unsettled transactions:

Unsettled transactions are transactions in which only settlement remains pending, which will increase or decrease funds in the Central Bank of Chile or in foreign banks, normally within the next 24 to 48 business hours from the end of each period. These transactions are presented according to the following detail:

	As of December 31,
	2010	2009
	MCh$	MCh$

Assets
Documents held by other banks (documents to be exchanged)	207,346	206,454
Funds receivable	167,022	261,680
Subtotals	374,368	468,134
Liabilities
Funds payable	300,125	275,474
Subtotals	300,125	275,474

Unsettled transactions, net	74,243	192,660

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009

NOTE 06 - TRADING INVESTMENTS:

The detail of the instruments classified as financial trading investments is as follows:

	As of December 31,
	2010	2009
	MCh$	MCh$

Chilean Central Bank and Government securities:
Chilean Central Bank Bonds	247,019	667,703
Chilean Central Bank Notes	68,985	63,868
Other Chilean Central Bank and Government securities	7,123	29,806
Subtotals	323,127	761,377

Other Chilean securities:
Time deposits in Chilean financial institutions	-	-
Mortgage finance bonds of Chilean financial institutions	-	11
Chilean financial institutions bonds	19,628	-
Chilean corporate bonds	11,404	-
Other Chilean securities	-	-
Subtotals	31,032	11

Foreign financial securities:
Foreign Central Banks and Government securities	-	-
Other foreign financial instruments	-	-
Subtotals	-	-

Investments in mutual funds:
Funds managed by related entities	25,511	37,151
Funds managed by others	-	-
Subtotals	25,511	37,151

Total	379,670	798,539

As of December 31, 2010 under “Chilean Central Bank and Government securities” item there are no securities sold under repurchase agreement to customers and financial institutions (Ch$ 506,127 million as of December 31, 2009).

As of December 31, 2010 and 2009 there are no securities sold with repurchase agreement to clients and financial institutions included  under “Other Chilean Securities” and “Foreign financial securities”.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009

NOTE 07 - INVESTMENTS UNDER RESALE AGREEMENTS:

a)	Rights arising from resale agreements

The Bank purchases financial instruments agreeing to resell them at a future date. As of December 31, 2010 and 2009 the instruments acquired under resale agreements are as follows:

As of December 31,
	2010				2009
	From 1 day and less than 3 months months	More than 3 Months and less than 1 year	More than 1 year	Total	From 1 day and less than 3 months	More than 3 months and less than 1 year	More than 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Chilean Central Bank and Government securities:
Chilean Central Bank Bonds	170,985	-	-	170,985	14,020	-	-	14,020
Chilean Central Bank Notes	-	-	-	-	-	-	-	-
Other Chilean Central Bank and Government securities	-	-	-	-	-	-	-	-
Subtotals	170,985	-	-	170,985	14,020	-	-	14,020
Other Chilean securities:
Time deposits in Chilean financial institutions	-	-	-	-	-	-	-	-
Mortgage finance bonds of Chilean financial institutions	-	-	-	-	-	-	-	-
Chilean financial institutions bonds	-	-	-	-	-	-	-	-
Chilean corporate bonds	-	-	-	-	-	-	-	-
Other Chilean securities	-	-	-	-	-	-	-	-
Subtotals	-	-	-	-	-	-	-	-
Foreign financial securities:
Foreign Central Banks and Government securities	-	-	-	-	-	-	-	-
Other foreign financial instruments	-	-	-	-	-	-	-	-
Subtotals	-	-	-	-	-	-	-	-
Investments in mutual funds:
Funds managed by related entities	-	-	-	-	-	-	-	-
Funds managed by others	-	-	-	-	-	-	-	-
Subtotals	-	-	-	-	-	-	-	-

Total	170,985	-	-	170,985	14,020	-	-	14,020

Pursuant to the current SBIF regulations, the Bank does not record instruments acquired under repurchase agreements as part of its own portfolio.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009

NOTE 07 - INVESTMENTS UNDER RESALE AGREEMENTS, continued:

b)	Obligations arising from repurchase agreements

The Bank raises funds by selling financial instruments and committing itself to buy them back at future dates, plus interest at a predetermined rate. As of December 31, 2010 and 2009 the instruments sold under repurchase agreements are as follows:

	As of December 31,
	2010				2009
	From 1 day and less than 3 months	More than 3 months and less than 1 year	More than 1 year	Total	From 1 day and less than 3 months	More than 3 months and less than 1 year	More than 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Chilean Central Bank and Government securities:
Chilean Central Bank Bonds	140,005	-	-	140,005	313,588	451,765	-	765,353
Chilean Central Bank Notes	3,515	-	-	3,515	100,072	45,224	-	145,296
Other Chilean Central Bank and Government securities	21	-	-	21	21	-	-	21
Subtotals	143,541	-	-	143,541	413,681	496,989		910,670
Other Chilean securities:
Time deposits in Chilean financial institutions	150,236	936	-	151,172	94,485	242	-	94,727
Mortgage finance bonds of Chilean financial institutions	12	-	-	12	139	109,069	-	109,208
Chilean financial institutions bonds	-	-	-	-	-	-	-	-
Chilean corporate bonds	-	-	-	-	-	-	-	-
Other Chilean securities	-	-	-	-	-	-	-	-
Subtotals	150,248	936	-	151,184	94,624	109,311	-	203,935
Foreign financial securities:
Foreign Central Banks and Government securities	-	-	-	-	-	-	-	-
Other foreign financial instruments	-	-	-	-	-	-	-	-
Subtotals	-	-	-	-
Investments in mutual funds:
Funds managed by related entities	-	-	-	-	-	-	-	-
Funds managed by others	-	-	-	-	-	-	-	-
Subtotals	-	-	-	-	-	-	-	-

Total	293,789	936	-	294,725	508,305	606,300	-	1,114,605

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009

NOTE 07 - INVESTMENTS UNDER RESALE AGREEMENTS, continued:

As of December 31, 2010 and 2009 the detail of instruments sold under repurchase agreements, by type of portfolio, is as follows:

	As of December 31,
	2010			2009
	Available for Sale portfolio	Trading Portfolio	Total Instruments with agreement	Available for Sale portfolio	Trading Portfolio	Total Instruments with agreement
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Chilean Central Bank and Government securities:
Chilean Central Bank Bonds	140,494	-	140,494	277,209	506,127	783,336
Chilean Central Bank Notes	3,518	-	3,518	152,173	-	152,173
Other Chilean Central Bank and Government securities	22	-	22	21	-	21
Subtotals	144,034	-	144,034	429,403	506,127	935,530
Other Chilean securities
Time deposits in Chilean financial institutions	152,126	-	152,126	102,974	-	102,974
Mortgage finance bonds of Chilean financial institutions	12	-	12	163,114	-	163,114
Chilean financial institutions bonds	-	-	-	-	-	-
Chilean corporate bonds	-	-	-	-	-	-
Other Chilean securities	-	-	-	-	-	-
Subtotals	152,138	-	152,138	266,088	-	266,088
Foreign financial securities:
Foreign Central Banks and Government securities	-	-	-	-	-	-
Other foreign financial instruments	-	-	-	-	-	-
	-	-	-	-	-	-
Investments in mutual funds:
Funds managed by related entities	-	-	-	-	-	-
Funds managed by others	-	-	-	-	-	-
Subtotals	-	-	-	-	-	-

Total	296,172	-	296,172	695,491	506,127	1,201,618

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009

NOTE 08 - DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING:

a)	As of December 31, 2010 and 2009 the Bank holds the following portfolio of derivative instruments:

	As of December 31, 2010
	Notional amount			Fair value
	Up to 3 months	More than 3 months to one year	More than one year	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$

Fair value hedge derivatives
Currency forwards	-	-	-	-	-
Interest rate swaps	-	-	702,306	5,827	6,464
Cross currency swaps	28,090	229,296	387,024	5,296	28,730
Call currency options	-	-	-	-	-
Call interest rate options	-	-	-	-	-
Put currency options	-	-	-	-	-
Put interest rate options	-	-	-	-	-
Interest rate futures	-	-	-	-	-
Other derivatives	-	-	-	-	-
Subtotal	28,090	229,296	1,089,330	11,123	35,194

Cash flow hedge derivatives
Currency forwards	-	-	-	-	-
Interest rate swaps	-	-	-	-	-
Cross currency swaps	147,872	999,792	379,859	494	120,563
Call currency options	-	-	-	-	-
Call interest rate options	-	-	-	-	-
Put currency options	-	-	-	-	-
Put interest rate options	-	-	-	-	-
Interest rate futures	-	-	-	-	-
Other derivatives	-	-	-	-	-
Subtotal	147,872	999,792	379,859	494	120,563

Trading derivatives
Currency forwards	10,374,003	6,830,128	792,254	283,722	348,152
Interest rate swaps	2,671,634	7,607,192	13,475,904	204,786	250,812
Cross currency swaps	1,081,609	2,783,653	10,061,745	1,123,547	887,222
Call currency options	20,724	29,247	936	272	233
Call interest rate options	34,076	16,690	59,676	82	1,269
Put currency options	6,364	4,906	-	230	385
Put interest rate options	-	-	-	-	-
Interest rate futures	-	-	-	-	-
Other derivatives	165,208	-	-	122	149
Subtotal	14,353,618	17,271,816	24,390,515	1,612,761	1,488,222

Total	14,529,580	18,500,904	25,859,704	1,624,378	1,643,979

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009

NOTE 08 - DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued:

	As of December 31, 2009
	Notional amount			Fair value
	Up to 3 months	More than 3 months to one year	More than one year	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$

Fair value hedge derivatives
Currency forwards	-	-	-	-	-
Interest rate swaps	-	86,963	580,132	2,446	3,794
Cross currency swaps	-	26,079	583,035	16,972	805
Call currency options	-	-	-	-	-
Call interest rate options	-	-	-	-	-
Put currency options	-	-	-	-	-
Put interest rate options	-	-	-	-	-
Interest rate futures	-	-	-	-	-
Other derivatives	-	-	-	-	-
Subtotal	-	113,042	1,163,167	19,418	4,599

Cash flow hedge derivatives
Currency forwards	-	-	-	-	-
Interest rate swaps	-	-	-	-	-
Cross currency swaps	51,993	582,830	73,551	4,741	52,301
Call currency options	-	-	-	-	-
Call interest rate options	-	-	-	-	-
Put currency options	-	-	-	-	-
Put interest rate options	-	-	-	-	-
Interest rate futures	-	-	-	-	-
Other derivatives	-	-	-	-	-
Subtotal	51,993	582,830	73,551	4,741	52,301

Trading derivatives
Currency forwards	6,533,147	4,195,874	587,541	199,665	184,112
Interest rate swaps	2,418,161	4,240,574	9,618,573	243,965	330,975
Cross currency swaps	887,942	1,594,972	9,880,693	922,498	772,959
Call currency options	34,341	22,107	-	203	43
Call interest rate options	122	5,189	39,900	281	595
Put currency options	33,198	15,487	-	3,083	3,232
Put interest rate options	-	-	-	-	-
Interest rate futures	-	-	-	-	-
Other derivatives	29,320	-	-	24	90
Subtotal	9,936,231	10,074,203	20,126,707	1,369,719	1,292,006

Total	9,988,224	10,770,075	21,363,425	1,393,878	1,348,906

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009

NOTE 08 - DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued:

b)	Hedge Accounting

Fair value hedges:

The Bank uses cross-currency swaps, interest rate swaps, and call money swaps to hedge its exposure to changes in fair value of hedged items attributable to interest rates. The aforementioned hedging instruments change the effective cost of long-term issuances from a fixed interest rate to a variable interest rate, decreasing the duration and modifying the sensitivity to the shortest segments of the curve.

Below is a detail of the hedged items and hedge instruments under fair value hedges as of December 31, 2010, 2009 and 2008, classified by term to maturity:

	As of December 31, 2010
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years
	MCh$	MCh$	MCh$	MCh$

Hedged item
Chilean Central Bank Bonds in Pesos (BCP)	-	-	-	-
Chilean Central Bank Bonds in UF (BCU)	-	-	-	-
Corporate bonds	-	10,061	-	-
Senior bonds	-	374,360	358,862	49,591
Subordinated bonds	-	51,475	140,385	-
Short-term loans	-	25,000	-	-
Interbank loans	210,591	-	-	-
Time deposits	46,795	4,640	-	-
Mortgage bonds	-	-	-	74,956
Total	257,386	465,536	499,247	124,547

Hedging instrument
Cross currency swap	257,386	46,796	265,272	74,956
Interest rate swap	-	389,100	233,975	-
Call money swap	-	29,640	-	49,591
Total	257,386	465,536	499,247	124,547

	As of December 31, 2009
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years
	MCh$	MCh$	MCh$	MCh$

Hedged item
Chilean Central Bank Bonds in Pesos (BCP)	-	-	10,320	37,173
Chilean Central Bank Bonds in UF (BCU)	-	83,113	57,911	31,588
Corporate bonds	-	-	10,906	-
Senior bonds	-	405,800	-	-
Subordinated bonds	-	111,595	152,175	-
Short-term loans	-	-	25,000	22,191
Interbank loans	-	131,885	-	-
Time deposits	113,042	4,640	-	-
Mortgage bonds	-	-	-	78,870
Total	113,042	737,033	256,312	169,822

Hedging instrument
Cross currency swap	26,079	214,998	220,406	147,631
Interest rate swap	71,963	517,395	10,906	-
Call money swap	15,000	4,640	25,000	22,191
Total	113,042	737,033	256,312	169,822

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009

NOTE 08 - DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued:

	As of December 31, 2008
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years
	MCh$	MCh$	MCh$	MCh$

Hedged item
Senior bonds	-	-	13,787	-
Subordinated bonds	-	166,725	224,437	-
Total	-	166,725	238,224	-

Hedging instrument
Cross currency swap	-	166,725	192,375	-
Interest rate swap	-	-	45,849	-
Total	-	166,725	238,224	-

Cash flow hedges:

The Bank uses cross currency swaps to hedge the risk from variability of cash flows attributable to changes in the interest rates of bonds and interbank loans at a variable rate. The cash flows of the cross currency swaps equal the cash flows of the hedged items, which modify uncertain cash flows to known cash flows derived from a fixed interest rate.

Below is the nominal amount of the hedged items as of December 31, 2010, 2009 and 2008, and the period when the cash flows will be generated:

	As of December 31, 2010
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years
	MCh$	MCh$	MCh$	MCh$

Hedged item
Interbank loans	937,087	95,930	-	-
Bonds	210,577	283,929	-	-
Total	1,147,664	379,859	-	-

Hedging instrument
Cross currency swap	1,147,664	379,859	-	-
Total	1,147,664	379,859	-	-

	As of December 31, 2009
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years
	MCh$	MCh$	MCh$	MCh$

Hedged item
Interbank loans	634,823	73,551	-	-
Bonds	-	-	-	-
Total	634,823	73,551	-	-

Hedging instrument
Cross currency swap	634,823	73,551	-	-
Total	634,823	73,551	-	-

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009

NOTE 08 - DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued:

	As of December 31, 2008
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years
	MCh$	MCh$	MCh$	MCh$

Hedged item
FRN bonds	256,500	-	-	-
Interbank loans	368,398	128,250	-	-
Bonds	-	-	-	-
Total	624,898	128,250	-	-

Hedging instrument
Cross currency swap	624,898	128,250	-	-
Total	624,898	128,250	-	-

Below is an estimate of the periods in when the cash flows are expected to occur:

	As of December 31, 2010
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years
	MCh$	MCh$	MCh$	MCh$

Hedged item
Inflows	-	-	-	-
Outflows	(17,627)	(5,696)	-	-
Net flows	(17,627)	(5,696)	-	-

Hedging instrument
Inflows	17,627	5,696	-	-
Outflows	(30,044)	(9,772)	-	-
Net flows	(12,417)	(4,076)	-	-

	As of December 31, 2009
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years
	MCh$	MCh$	MCh$	MCh$

Hedged item
Inflows	-	-	-	-
Outflows	(7,570)	(1,487)	-	-
Net flows	(7,570)	(1,487)	-	-

Hedging instrument
Inflows	7,570	1,487	-	-
Outflows	(2,570)	(938)	-	-
Net flows	5,000	549	-	-

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009

NOTE 08 - DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued:

	As of December 31, 2008
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years
	MCh$	MCh$	MCh$	MCh$

Hedged item
Inflows	-	-	-	-
Outflows	(13,212)	(645)	-	-
Net flows	(13,212)	(645)	-	-

Hedging instrument
Inflows	13,212	645	-	-
Outflows	(13,464)	(1,155)	-	-
Net flows	(252)	(510)	-	-

c)	Gains and losses for cash flow hedges that were recognized in Other comprehensive income as for the periods ended of December 31, 2010, 2009 and 2008, is shown below:

	As of December 31,
	2010	2009	2008
	MCh$	MCh$	MCh$

Senior bonds	-	-	3,163
Loan	15,120	14,035	13,577

Net flows	15,120	14,035	16,740

Since the variable cash flows for both the hedged item and the hedging instrument mirror each other, the hedges are nearly 100% effective, which means that the fluctuations of value attributable to rate components are almost completely offset.  As of December 2010, hedge ineffectiveness recorded in the consolidated statement of income was Ch$ 2 million loss.

d)	Below is a presentation of cash flow hedges amounts that were reclassified from other comprehensive income to profit and loss during the periods ended December 31, 2010, 2009 and 2008:

	As of December 31,
	2010	2009	2008
	MCh$	MCh$	MCh$

Bonds	-	-	-
Loan	-	(66)	-

Reclassification to profit and loss	-	(66)	-

e)	Hedges of net investments in foreign operations:

As of December 31, 2010 and 2009, the Bank does not have hedges of net investments in foreign operations in its hedge accounting portfolio.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009

NOTE 09 - INTERBANK LOANS

a)	At December 31, 2010 and 2009, the balances in the “Interbank loans” item are as follows:

	As of December 31,
	2010	2009
	MCh$	MCh$

Domestic banks
Loans and advances to banks	-	3
Deposits in the Central Bank of Chile	-	-
Nontransferable Chilean Central Bank Bonds	-	-
Other Central Bank of Chile loans	-	-
Interbank loans	17	-
Overdrafts in checking accounts	-	-
Nontransferable domestic bank loans	-	-
Other domestic bank loans	-	-
Allowances and impairment for domestic bank loans	-	-

Foreign banks
Loans to foreign banks	69,709	23,409
Overdrafts in current accounts	-	-
Nontransferable foreign bank deposits	-	-
Other foreign bank loans	-	-
Allowances and impairment for foreign bank loans	(54)	(42)

Total	69,672	23,370

b)	The amount in each period for allowances and impairment of interbank loans, which are included in the “Provisions for loan losses” item of the Consolidated Statement of Income, is shown below:

	As of December 31,
	2010			2009
	Domestic banks	Foreign banks	Total	Domestic banks	Foreign banks	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

As of January 1	-	42	42	-	35	35
Charge-offs	-	-	-	-	-	-
Allowances established	-	131	131	-	7	7
Allowances released	-	(119)	(119)	-	-	-

Totals	-	54	54	-	42	42

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009

NOTE 10 - LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS:

a)	Loans and accounts receivable from customers

As of December 31, 2010 and 2009, the composition of the loan portfolio is as follows:

As of December 31, 2010	Assets before allowances			Allowance established
	Normal portfolio	Impaired loans	Total	Individual allowances	Group allowances	Total	Loans and accounts receivable from customers, net
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans
Commercial loans	5,425,362	681,755	6,107,117	56,198	76,577	132,775	5,974,342
Foreign trade loans	696,659	86,893	783,552	18,810	78	18,888	764,664
General purpose mortgage loans	44,730	23,226	67,956	780	3,570	4,350	63,606
Factoring transactions	201,321	4,819	206,140	1,711	372	2,083	204,057
Leasing transactions	1,045,793	77,123	1,122,916	13,085	1,657	14,742	1,108,174
Other Loans and accounts receivables from customers	2,953	14,995	17,948	5,976	3,688	9,664	8,284
Subtotals	7,416,818	888,811	8,305,629	96,560	85,942	182,502	8,123,127

Mortgage loans
Loans with mortgage finance bonds	133,640	4,454	138,094	-	446	446	137,648
Mortgage mutual loans	121,041	63,323	184,364	-	11,319	11,319	173,045
Other mortgage mutual loans	4,253,810	74,869	4,328,679	-	5,567	5,567	4,323,112
Leasing transactions	-	-	-	-	-	-	-
Subtotals	4,508,491	142,646	4,651,137	-	17,332	17,332	4,633,805

Consumer loans
Installment consumer loans	1,192,464	412,139	1,604,603	-	176,219	176,219	1,428,384
Credit card balances	771,988	22,228	794,216	-	36,156	36,156	758,060
Consumer leasing contracts	3,407	328	3,735	-	121	121	3,614
Other consumer loans	283,912	14,324	298,236	-	13,063	13,063	285,173
Subtotals	2,251,771	449,019	2,700,790	-	225,559	225,559	2,475,231

Totals	14,177,080	1,480,476	15,657,556	96,560	328,833	425,393	15,232,163

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009

NOTE 10 - LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued:

As of December 31, 2009	Assets before allowances			Allowances established
	Normal portfolio	Impaired loans	Total	Individual allowances	Group allowances	Total	Loans and accounts receivable from customers, net
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans
Commercial loans	4,832,638	656,957	5,489,595	45,857	78,418	124,275	5,365,320
Foreign trade loans	531,487	104,841	636,328	21,732	1,295	23,027	613,301
General purpose mortgage loans	69,060	23,851	92,911	623	2,947	3,570	89,341
Factoring transactions	126,106	4,166	130,272	1,642	744	2,386	127,886
Leasing transactions	890,107	74,591	964,698	6,531	1,308	7,839	956,859
Other loans and accounts receivables from customers	1,026	9,932	10,958	1,912	3,430	5,342	5,616
Subtotals	6,450,424	874,338	7,324,762	78,297	88,142	166,439	7,158,323

Mortgage loans
Loans with mortgage finance bonds	169,827	5,765	175,592	-	576	576	175,016
Mortgage mutual loans	139,890	59,249	199,139	-	9,040	9,040	190,099
Other mortgage mutual loans	3,717,188	67,134	3,784,322	-	6,918	6,918	3,777,404
Leasing transactions	-	-	-	-	-	-	-
Subtotals	4,026,905	132,148	4,159,053	-	16,534	16,534	4,142,519

Consumer loans
Installment consumer loans	945,924	432,120	1,378,044	-	130,532	130,532	1,247,512
Credit card balances	564,685	22,252	586,937	-	24,433	24,433	562,504
Consumer leasing contracts	3,447	388	3,835	-	9	9	3,826
Other consumer loans	250,742	24,491	275,233	-	11,538	11,538	263,695
Subtotals	1,764,798	479,251	2,244,049	-	166,512	166,512	2,077,537

Totals	12,242,127	1,485,737	13,727,864	78,297	271,188	349,485	13,378,379

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009

NOTE 10 - LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued:

b)	Portfolio characteristics:

As of December 31, 2010 and 2009 the portfolio before allowances has the following detail by customer economic activity:

	Domestic loans (*)		Foreign loans (*)		Total loans		Distribution percentage
	As of December 31,		As of December 31,		As of December 31,		As of December 31,
	2010	2009	2010	2009	2010	2009	2010	2009
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	%	%
Commercial loans.
Manufacturing	838,324	640,395	-	-	838,324	640,395	5.33	4.66
Mining	106,119	67,057	-	-	106,119	67,057	0.67	0.49
Electricity, gas and water	149,907	144,386	-	-	149,907	144,386	0.95	1.05
Agriculture and livestock	679,159	610,909	-	-	679,159	610,909	4.32	4.44
Forest	84,375	71,085	-	-	84,375	71,085	0.54	0.52
Fishing	133,930	127,025	-	-	133,930	127,025	0.85	0.93
Transport	449,508	362,508	-	-	449,508	362,508	2.86	2.64
Communications	214,881	164,077	-	-	214,881	164,077	1.37	1.20
Construction	839,316	817,293	-	-	839,316	817,293	5.34	5.95
Commerce	1,732,800	1,650,903	69,709	23,409	1,802,509	1,674,312	11.46	12.03
Services	358,314	288,256	-	-	358,314	288,256	2.28	2.10
Others	2,719,013	2,380,871	-	-	2,719,013	2,380,871	17.29	17.34

Subtotals	8,305,646	7,324,765	69,709	23,409	8,375,355	7,348,174	53.26	53.35

Mortgage loans	4,651,137	4,159,053	-	-	4,651,137	4,159,053	29.57	30.30

Consumer loans	2,700,790	2,244,049	-	-	2,700,790	2,244,049	17.17	16.35

Totals	15,657,573	13,727,867	69,709	23,409	15,727,282	13,751,276	100.00	100.00

(*)	Includes domestic loans to financial institutions for Ch$17 million as of December 2010 (Ch$3 million as of December 2009).

(**)	Includes foreign loans to financial institutions for Ch$69,709 million as of December 31, 2010 (Ch$23,409 million as of December 31, 2009). See Note 9.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009

NOTE 10 - LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued:

c)	Impaired loans

i)	As of December 31, 2010 and 2009, the composition of the Impaired loans portfolio is as follows:

	As of December 31,
	2010				2009
	Commercial	Mortgage	Consumer	Total	Commercial	Mortgage	Consumer	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Individual allowance impairment	444,129	-	-	444,129	405,513	-	-	405,513
Past due loans	213,872	121,911	80,956	416,739	195,163	130,119	83,785	409,067
Impairment remains	230,810	20,735	368,063	619,608	273,662	2,029	395,466	671,157
Total	888,811	142,646	449,019	1,480,476	874,338	132,148	479,251	1,485,737

ii)	The impaired secured and unsecured loan portfolio as of December 31, 2010 and 2009 is as follows:

	As of December 31,
	2010				2009
	Commercial	Mortgage	Consumer	Total	Commercial	Mortgage	Consumer	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Secured debt	446,953	131,881	67,450	646,284	446,860	121,003	71,451	639,314
Unsecured debt	441,858	10,765	381,569	834,192	427,478	11,145	407,800	846,423
Total	888,811	142,646	449,019	1,480,476	874,338	132,148	479,251	1,485,737

iii)	The portfolio of past due loans secured and unsecured as of December 31, 2010 and 2009, is as follows:

	As of December 31,
	2010				2009
	Commercial	Mortgage	Consumer	Total	Commercial	Mortgage	Consumer	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Secured debt	96,007	111,708	7,071	214,786	80,765	119,238	6,268	206,271
Unsecured debt	117,865	10,203	73,885	201,953	114,398	10,881	77,517	202,796
Total	213,872	121,911	80,956	416,739	195,163	130,119	83,785	409,067

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009

NOTE 10 - LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued:

d)	Allowances

The allowance activities in the 2010 and 2009 periods are as follows:

	As of December 31,
	2010			2009
	Individual allowances	Group allowances	Total	Individual allowances	Group allowances	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
As of January 1	78,297	271,188	349,485	54,091	220,114	274,205

Portfolio charge-offs:
Commercial loans	(12,541)	(58,335)	(70,876)	(4,898)	(43,220)	(48,118)
Mortgage loans	-	(14,549)	(14,549)	-	(8,708)	(8,708)
Consumer loans	-	(121,621)	(121,621)	-	(239,005)	(239,005)

Total charge offs	(12,541)	(194,505)	(207,046)	(4,898)	(290,933)	(295,831)

Allowances established	41,632	268,920	310,552	34,739	363,670	398,409
Allowances released	(10,828)	(16,770)	(27,598)	(5,635)	(21,663)	(27,298)

Totals as of December 31	96,560	328,833	425,393	78,297	271,188	349,485

In addition to these loan loss allowances, there are allowances to mitigate country risk for foreign operations, which are recorded as liabilities under the item “Provisions”.

e)	The following table shows recoveries by type of loan.

	December 31,
	2010	2009	2008
	MCh$	MCh$	MCh$

Commercial loans	6,994	8,446	9,244
Consumer loans	22,096	28,268	26,718
Residential mortgage loans	1,389	2,560	1,932
Total	30,479	39,724	37,894

Recoveries of loans previously charged off are recognized as income in the line item “Provision for loan losses”. We only recognize as a recovery interest and/or principal paid in cash in connection with a loan that has already been charged-off in its entirety. Such recoveries do not have an impact on our allowance for loan losses as these recoveries are for loans that have been already charged-off and recognized as a loss in our income statement and are no longer on-balance sheet.

f)	Allowances established on customer and interbank loans

	December 31,
Reconciliation of provisions for Consolidated Statements of Cash Flow	2010	2009	2008
	MCh$	MCh$	MCh$

Allowances established – customer loans (letter d)	310,552	398,409	326,086
Allowances established – interbank loans (Note 9)	131	7	35
Allowances established on customer and interbank loans	310,683	398,416	326,121

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009

NOTE 11 - LOAN PURCHASES, SALES AND SUBSTITUTIONS:

In 2010 the following loan trading operations were conducted:

	As of December 31, 2010
	Carrying amount	Sale price	Allowances	Effect on income
	MCh$	MCh$	MCh$	MCh$

Loan item
Charge off Portfolio	-	12,021	2,197	9,824
Current Portfolio	7,547	10,120	-	2,573

In 2009 the following loan trading operations were conducted:

	As of December 31, 2009
	Carrying amount	Sale price	Allowances	Effect on income
	MCh$	MCh$	MCh$	MCh$

Loan item
Charge off Portfolio	-	8,689	-	8,689
Current Portfolio	14,847	15,389	-	542

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009

NOTE 12 - AVAILABLE FOR SALE INVESTMENTS:

As of December 31, 2010, 2009 and 2008, the detail of financial instruments designated as available for sale investments is as follows:

	As of December 31,
	2010	2009
	MCh$	MCh$

Chilean Central Bank and Government securities
Chilean Central Bank Bonds	555,981	1,063,879
Chilean Central Bank Notes	366,210	264,011
Other Chilean Central Bank and Government securities	175,296	212,362
Subtotals	1,097,487	1,540,252

Other Chilean securities
Time deposits in Chilean financial institutions	-	41,407
Mortgage finance bonds of Chilean financial institutions	218,112	236,847
Chilean financial institution bonds	-	-
Chilean corporate bonds	-	11,584
Other Chilean securities	147,833	-
Subtotals	365,945	289,838

Foreign financial securities:
Foreign Central Banks or Government securities	-	-
Other foreign financial securities	10,548	-
Subtotals	10,548	-

Totals	1,473,980	1,830,090

Chilean Central Bank and Government securities include instruments sold to customers and financial institutions under repurchase agreements totalling Ch$ 144,034 million and Ch$ 403,295 million as of December 31, 2010 and 2009, respectively.

Other Chilean securities include instruments sold to customers and financial institutions under repurchase agreements totalling Ch$152,138 million and Ch$ 266,088 million as of December 31, 2010 and 2009, respectively.

As of December 31, 2010 available for sale investments included unrealized net losses of Ch$18,596 million, recorded as a “Valuation adjustment” in Equity, distributed between Ch$18,341 million attributable to Bank shareholders and Ch$255 million attributable to non controlling interest.

As of December 31, 2009 available for sale investments included unrealized net losses of Ch$29,304 million, recorded as a “Valuation adjustment” in Equity, distributed between Ch$29,132 million attributable to Bank shareholders and Ch$172 million attributable to non controlling interest.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009

NOTE 12 - AVAILABLE FOR SALE INVESTMENTS, continued:

Realized gains and losses are calculated as the proceeds from sales less the cost (specific identification method) of the investments identified as available for sale. In addition, any unrealized gain or loss previously recognized in equity for these investments is reversed and recorded in the Consolidated Statements of Income.

Gross gains and losses realized on the sale of available for sale investments as of December 31, 2010, 2009 and 2008, are as follows:

	As of December 31,
	2010	2009	2008
	MCh$	MCh$	MCh$

Proceeds from sale of available for sale investments generating realized profits	6,653,426	5,577,210	697,089
Realized gains	20,832	56,977	2,765
Proceeds from sale of available for sale investments generating realized losses	3,831,670	1,830,765	774,658
Realized losses	29,151	5,060	1,897

The Bank reviewed its financial instruments with unrealized losses as of December 31, 2010, 2009 and 2008, and concluded that there was no impairment. This review consisted of evaluating the economic reasons for any declines, the credit ratings of the securities’ issuers and the Bank’s intention and ability to hold the securities until the unrealized loss is recovered. Based on this analysis, the Bank believes that there were no other than temporary impairments in its investment portfolio, since most of the decline in fair value of these securities was caused by market conditions which the Bank considers to be temporary. All of the instruments that have unrealized losses as of December 31, 2010, 2009 and 2008, were in a continuous unrealized loss position for less than one year.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009

NOTE 12 - AVAILABLE FOR SALE INVESTMENTS, continued:

The following tables set forth the available for sale investments in an unrealized profit (loss) position as of December 31, 2010, 2009 and 2008.

As of December 31, 2010:

	Less than 12 months				More than 12 months				Total
	Cost	Fair value	Unrealized gains	Unrealized loss	Cost	Fair value	Unrealized gains	Unrealized loss	Cost	Fair value	Unrealized gains	Unrealized loss
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Chilean Central Bank and Government securities
Chilean Central Bank Bonds	569,844	555,981	-	(13,863)	-	-	-	-	569,844	555,981	-	(13,863)
Chilean Central Bank Notes	367,106	366,210	96	(992)	-	-	-	-	367,106	366,210	96	(992)
Other Chilean Central Bank and Government securities	178,665	175,296	39	(3,408)	-	-	-	-	178,665	175,296	39	(3,408)
Subtotals	1,115,615	1,097,487	135	(18,263)	-	-	-	-	1,115,615	1,097,487	135	(18,263)

Other Chilean securities
Time deposits in Chilean financial institutions	-	-	-	-	-	-	-	-	-	-	-	-
Mortgage finance bonds of Chilean financial institutions	218,840	218,112	909	(1,637)	-	-	-	-	218,840	218,112	909	(1,637)
Chilean financial institution bonds	-	-	-	-	-	-	-	-	-	-	-	-
Chilean corporate bonds	-	-	-	-	-	-	-	-	-	-	-	-
Other Chilean securities	147,855	147,833	9	(31)	-	-	-	-	147,855	147,833	9	(31)
Subtotals	366,695	365,945	918	(1,668)	-	-	-	-	366,695	365,945	918	(1,668)

Foreign financial securities:
Foreign Central Bank and Government securities	-	-	-	-	-	-	-	-	-	-	-	-
Other foreign financial securities	10,094	10,548	454	-	-	-	-	-	10,094	10,548	454	-
Subtotals	10,094	10,548	454	-	-	-	-	-	10,094	10,548	454	-

Total	1,492,404	1,473,980	1,507	(19,931)	-	-	-	-	1,492,404	1,473,980	1,507	(19,931)

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009

NOTE 12 - AVAILABLE FOR SALE INVESTMENTS, continued:

As of December 31, 2009:

	Less than 12 months				More than 12 months				Total
	Cost	Fair value	Unrealized gains	Unrealized loss	Cost	Fair value	Unrealized gains	Unrealized loss	Cost	Fair value	Unrealized gains	Unrealized loss
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Chilean Central Bank and Government securities
Chilean Central Bank Bonds	1,077,180	1,063,879	200	(13,501)	-	-	-	-	1,077,180	1,063,879	200	(13,501)
Chilean Central Bank Notes	264,866	264,011	31	(886)	-	-	-	-	264,866	264,011	31	(886)
Other Chilean Central Bank and Government securities	220,609	212,362	19	(8,266)	-	-	-	-	220,609	212,362	19	(8,266)
Subtotals	1,562,655	1,540,252	250	(22,653)	-	-	-	-	1,562,655	1,540,252	250	(22,653)

Other Chilean securities
Time deposits in Chilean financial institutions	41,388	41,407	19	-	-	-	-	-	41,388	41,407	19	-
Mortgage finance bonds of Chilean financial institutions	244,097	236,847	80	(7,330)	-	-	-	-	244,097	236,847	80	(7,330)
Chilean financial institution bonds	-	-	-	-	-	-	-	-	-	-	-	-
Chilean corporate bonds	11,207	11,584	377	-	-	-	-	-	11,207	11,584	377	-
Other Chilean securities	-	-	-	-	-	-	-	-	-	-	-	-
Subtotals	296,692	289,838	476	(7,330)	-	-	-	-	296,692	289,838	476	(7,330)

Foreign financial securities:
Foreign Central Bank and Government securities	-	-	-	-	-	-	-	-	-	-	-	-
Other foreign financial securities	-	-	-	-	-	-	-	-	-	-	-	-
Subtotals	-	-	-	-	-	-	-	-	-	-	-	-

Total	1,859,347	1,830,090	726	(29,983)	-	-	-	-	1,859,347	1,830,090	726	(29,983)

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009

NOTE 12 - AVAILABLE FOR SALE INVESTMENTS, continued:

As of December 31, 2008:

	Less than 12 months				More than 12 months				Total
	Cost	Fair value	Unrealized gains	Unrealized loss	Cost	Fair value	Unrealized gains	Unrealized loss	Cost	Fair value	Unrealized gains	Unrealized loss
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Chilean Central Bank and Government securities
Chilean Central Bank Bonds	684,176	690,123	13,536	(7,589)	-	-	-	-	684,176	690,123	13,536	(7,589)
Chilean Central Bank Notes	50,349	49,204	-	(1,145)	-	-	-	-	50,349	49,204	-	(1,145)
Other Chilean Central Bank and Government securities	94,318	93,128	676	(1,866)	-	-	-	-	94,318	93,128	676	(1,866)
Subtotals	828,843	832,455	14,212	(10,600)	-	-	-	-	828,843	832,455	14,212	(10,600)

Other Chilean securities
Time deposits in Chilean financial institutions	3,092	1,305	-	(1,787)	-	-	-	-	3,092	1,305	-	(1,787)
Mortgage finance bonds of Chilean financial institutions	305,552	284,033	23	(21,542)	-	-	-	-	305,552	284,033	23	(21,542)
Chilean financial institution bonds	-	-	-	-	-	-	-	-	-	-	-	-
Chilean corporate bonds	13,847	13,522	-	(325)	-	-	-	-	13,847	13,522	-	(325)
Other Chilean securities	-	-	-	-	-	-	-	-	-	-	-	-
Subtotals	322,491	298,860	23	(23,654)	-	-	-	-	322,491	298,860	23	(23,654)

Foreign financial securities:
Foreign Central Bank and Government securities	-	-	-	-	-	-	-	-	-	-	-	-
Other foreign financial securities	448,925	448,925	-	-	-	-	-	-	448,925	448,925	-	-
Subtotals	448,925	448,925	-	-	-	-	-	-	448,925	448,925	-	-

Total	1,600,259	1,580,240	14,235	(34,254)	-	-	-	-	1,600,259	1,580,240	14,235	(34,254)

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009

NOTE 13 - INVESTMENTS IN ASSOCIATES AND OTHER COMPANIES

a)
The Consolidated Statements of Financial Position reflect investments in other companies amounting to Ch$7,275 million as of December 31, 2010 and Ch$7,417 million as of December 31, 2009, as shown in the following table:

				Investment
	Ownership interest			Carrying value			Participation in income
	As of December 31,			As of December 31,			As of December 31,
	2010	2009	2008	2010	2009	2008	2010	2009	2008
	%	%	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Company
Centro de Compensación Automatizado	33.33	33.33	33.33	351	304	300	47	18	44
Redbank S.A.	33.43	33.43	33.43	1,633	1,756	1,680	136	191	145
Transbank S.A.	32.71	32.71	32.71	2,067	2,292	2,256	366	317	403
Sociedad Interbancaria de Depósito de Valores S.A.	29.28	29.28	29.28	451	415	380	125	93	19
Sociedad Nexus S.A.	12.90	12.90	12.90	941	921	932	114	94	147
Administrador Financiero del Transantiago S.A. (2)	20.00	20.00	20.00	776	583	536	304	(614)	(308)
Cámara Compensación de Alto Valor S.A. (3) (5)	12.65	12.65	11.52	451	422	390	55	66	97

Subtotals				6,670	6,693	6,474	1,147	165	547

Shares or rights in other companies
Bladex	-	-	-	136	136	-	10	-	-
Bolsas de Comercio	-	-	-	287	358	358	-	69	85
Other (1) (4) (6)	-	-	-	182	230	445	14	63	-

Totals	-	-	-	7,275	7,417	7,277	1,171	297	632

(1)
On March 24, 2010 Sociedad Santander S.A. Corredores de Bolsa bought a share from CCLV Contraparte Central S.A., an affiliate of Bolsa de Comercio de Santiago which manages compensation systems and liquidation of financial instruments for variable income and derivative markets. The purchase price was Ch$4 million.

(2)
On November 30, 2009 through a letter sent to the Superintendency of Securities and Insurance, the company Administrador Financiero del Transantiago S.A. informed that, in accordance with the adoption of IFRS it modified its equity as of December 31, 2009, recognizing retained earnings for Ch$4,414 million previously held as deferred liabilities. Banco Santander Chile recognized that higher investment value against retained earnings for Ch$ 853 million.

(3)	On April 21, 2009 Banco Penta sold and transferred to Banco Santander Chile 55 shares from the Cámara Compensación Alto Valor S.A. amounting to Ch$ 16 million.

(4)
On March 10, 2009 Visa Inc. transferred to Banco Santander Chile 34,093 LAC shares. On March 20, 2009 51% of these shares were sold, corresponding to 17,387 shares at Ch$27,442 million resulting in a gain of Ch$ 477 million recorded in the line item other operating income in the Consolidated Statements of Income.

(5)	On March 9, 2009 Banco Ripley sold and transferred to Banco Santander Chile 54 shares from the Cámara Compensación Alto Valor S.A. amounting to Ch$ 16 million.

(*)   These investments in shares are held by the Bank and its subsidiaries because they are required to obtain the right to operate according to its line of business. The ownership interest in these companies is less than 1%.

During 2010, the Bank received Ch$1,081 million (Ch$833 million and Ch$638 million in 2009 and 2008, respectively) as dividends from its investments in associates and other companies

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009

NOTE 13 – INVESTMENTS IN OTHER COMPANIES, continued:

b)	Investment in associates and other companies has not quoted market prices.

c)	Summary financial information of associates

	Financial Information of Associates
	2010				2009				2008
	Assets	Liabilities	Equity	net income for the period	Assets	Liabilities	Equity	net income for the period	Assets	Liabilities	Equity	net income for the period
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Company
Centro de Compensación Automatizado	1,359	306	911	142	1,203	294	850	59	1,048	135	828	85
Redbank S.A.	10,989	6,103	4,479	407	10,426	5,346	4,509	571	8,799	4,399	3,965	435
Transbank S.A.	207,741	201,424	5,199	1,118	172,019	165,110	5,939	970	167,040	160,247	5,215	1,578
Sociedad Interbancaria de Depósito de Valores S.A.	1,626	-	1,197	429	1,261	-	943	318	1,343	-	1,087	256
Sociedad Nexus S.A.	12,733	6,321	5,532	880	12,891	6,479	5,682	730	12,060	5,672	5,249	1,139
Administrador Financiero del Transantiago S.A.	51,092	47,213	2,360	1,519	59,874	56,958	5,988	(3,072)	512,055	509,212	1,943	900
Cámara Compensación de Alto Valor S.A.	3,783	221	3,125	437	3,603	529	2,555	519	3,970	357	3,043	570

Total	289,323	261,588	22,803	4,932	261,277	234,716	26,466	95	706,315	680,052	21,330	4,963

d)	There are not any significant restrictions on the ability of associates to transfer funds to investors as dividends in cash, or repayment of loans or advances.

e)	Activity with respect to investments in associates and other companies during 2010 and 2009 is as follows:

	As of December 31,
	2010	2009
	MCh$	MCh$

Initial book value	7,417	7,277
Acquisition of investments	4	32
Sale of investments	-	(209)
Participation in income of investments	1,171	297
Dividends received	(1,081)	(833)
Other adjustments	(236)	853

Totals	7,275	7,417

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009

NOTE 14 - INTANGIBLE ASSETS:

a)	Intangibles assets a of December 31, 2010 and 2009, are as follows:

				2010
	Useful life	Remaining useful life	Opening balance January 1, 2010	Gross balance	Accumulated amortization	Net balance
			MCh$	MCh$	MCh$	MCh$

Licenses	3	2	1,544	6,229	(4,121)	2,108
Software development	3	1.6	75,716	150,090	(74,208)	75,882

Total			77,260	156,319	(78,329)	77,990

				2009
	Useful life	Remaining useful life	Opening balance January 1, 2009	Gross balance	Accumulated amortization	Net balance
			MCh$	MCh$	MCh$	MCh$

Licenses	3	1.8	1,732	4,422	(2,878)	1,544
Software development	3	2	66,500	123,939	(48,223)	75,716

Total			68,232	128,361	(51,101)	77,260

b)	The activity in intangible assets during 2010 and 2009 is as follows:

b.1)	Gross balance

	Licenses	Software development (acquired)	Total
	MCh$	MCh$	MCh$

Gross balances 2010
Opening balances as of January 1, 2010	4,422	123,939	128,361
Acquisitions	1,807	26,524	28,331
Other	-	(373)	(373)

Balances as of December 31, 2010	6,229	150,090	156,319

Gross balances 2009
Opening balances as of January 1, 2009	3,194	91,207	94,401
Acquisitions	1,228	32,732	33,960
Other	-	-	-

Balances as of December 31, 2009	4,422	123,939	128,361

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009

NOTE 14 - INTANGIBLE ASSETS, continued:

b.2)	Accumulated amortization

Accumulated amortization	Licenses	Software development (acquired)	Total
	MCh$	MCh$	MCh$

Opening balances as of January 1, 2010	(2,878)	(48,223)	(51,101)
Amortization for the period	(1,243)	(25,985)	(27,228)
Other changes	-	-	-

Balances as of December 31, 2010	(4,121)	(74,208)	(78,329)

Opening balances as of January 1, 2009	(1,462)	(24,707)	(26,169)
Amortization for the period	(1,416)	(23,516)	(24,932)
Other changes	-	-	-

Balances as of December 31, 2009	(2,878)	(48,223)	(51,101)

c)	The Bank does not have any restrictions on intangible assets. Additionally, intangible assets have not been pledged as security for liabilities.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009

NOTE 15 - PROPERTY, PLANT, AND EQUIPMENT

a)	Property, plant and equipment a of December 31, 2010 and 2009 is as follows:

		2010
	Opening balance January 1, 2010	Gross balance	Accumulated depreciation	Net balance
	MCh$	MCh$	MCh$	MCh$

Land and buildings	161,922	155,821	(29,271)	126,550
Equipment	13,391	42,757	(22,411)	20,346
Ceded under operating leases	689	1,840	(38)	1,802
Other	8,120	18,943	(12,656)	6,287

Total	184,122	219,361	(64,376)	154,985

		2009
	Opening balance January 1, 2009	Gross balance	Accumulated depreciation	Net balance
	MCh$	MCh$	MCh$	MCh$

Land and buildings	170,197	180,868	(18,946)	161,922
Equipment	15,597	27,993	(14,602)	13,391
Ceded under operating leases	4,092	727	(38)	689
Other	10,503	17,513	(9,393)	8,120

Total	200,389	227,101	(42,979)	184,122

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009

NOTE 15 - PROPERTY, PLANT, AND EQUIPMENT, continued:

b)	The activity in property, plant, and equipment during 2010 and 2009 is as follows:

b.1)	Gross balance

2010	Land and buildings	Equipment	Ceded under operating leases	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Opening balances as of January 1, 2010	180,868	27,993	727	17,513	227,101
Additions	7,884	7,781	-	3,336	19,001
Disposals (ii)	(26,968)	(235)	-	(114)	(27,317)
Impairment due to damage (i)	(4,739)	(186)	-	-	(4,925)
Transfers	-	-	745	-	745
Other	(1,224)	7,404	368	(1,792)	4,756

Balances as of December 31, 2010	155,821	42,757	1,840	18,943	219,361

(i)
As result of the earthquake occurred on February 27, 2010 Banco Santander Chile recognized impairment losses for Ch$4,739 million for certain of its offices located on the damaged zone. In addition, an impairment loss of Ch$186 million has been for recognized for damages to ATMs.  Reimbursement payments received from insurance totaled Ch$3,175 million, which are presented in line item "other operating income"( See Note 36).

(ii)	In 2010 the Bank sold 43 branches and 2 buildings which, at the time of sale, had a net carrying amount of approximately Ch$26,110 million ( See Note 36).

2009	Land and buildings	Equipment	Ceded under operating leases	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Opening balances as of January 1, 2009	178,502	22,990	4,161	16,150	221,803
Additions	5,730	5,085	-	941	11,756
Disposals (ii)	(2,637)	(7)	(4,161)	(19)	(6,824)
Impairment due to damage (i)	-	(75)	-	-	(75)
Transfers	(727)	-	727	441	441
Other	-	-	-	-	-

Balances as of December 31, 2009	180,868	27,993	727	17,513	227,101

(i)
During 2009 the Bank recorded impairment losses due to damages to property, plant and equipment (ATM) totaling Ch$75 million. The reimbursements payment received from the insurance company for those damages is shown in line item “Other operating income” in the Consolidated Statement of Income.

(ii)
On December 31, 2009 the Bank sold a building it had received in payment, to IM Trust Administradora General de Fondos for Fondo de Inversión Privado Inmobiliario Bandera, a private real estate investment fund.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009

NOTE 15 - PROPERTY, PLANT, AND EQUIPMENT, continued:

b.2)	Accumulated depreciation

2010	Land and buildings	Equipment	Ceded under operating leases	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Opening balances as of January 1, 2010	(18,946)	(14,602)	(38)	(9,393)	(42,979)
Depreciation charges in the period	(11,103)	(7,809)	-	(3,263)	(22,175)
Sales and disposals in the period	778	-	-	-	778
Other	-	-	-	-	-

Balances as of December 31, 2010	(29,271)	(22,411)	(38)	(12,656)	(64,376)

2009	Land and buildings	Equipment	Ceded under operating leases	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Opening balances as of January 1, 2009	(8,305)	(7,393)	(69)	(5,647)	(21,414)
Depreciation charges in the period	(10,705)	(7,209)	(31)	(3,746)	(21,691)
Sales and disposals in the period	64	-	62	-	126
Other	-	-	-	-	-

Balances as of December 31, 2009	(18,946)	(14,602)	(38)	(9,393)	(42,979)

c)	Operational leases - Lessor

As of December 31, 2010 and 2009, the future minimum lease inflows under non-cancellable operating leases are as follows:

	As of December 31
	2010	2009
	MCh$	MCh$

Due within 1 year	587	583
Due after 1 year but within 2 years	184	191
Due after 2 years but within 3 years	165	186
Due after 3 years but within 4 years	2,090	182
Due after 4 years but within 5 years	-	180
Due after 5 years	-	2,201

Total	3,026	3,523

The Bank does not have any restrictions on title of property, plant and equipment. Additionally, property, plant and equipment have not been pledged as security for liabilities.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009

NOTE 15 - PROPERTY, PLANT, AND EQUIPMENT, continued:

d)	Operational leases - Lessee

Certain Bank’s premises and equipment are leased under various operating leases. Future minimum rental payments as of December 31, 2010 and 2009 under non-cancelable leases are as follows:

	As of December 31
	2010	2009
	MCh$	MCh$

Due within 1 year	14,301	12,161
Due after 1 year but within 2 years	12,859	11,201
Due after 2 years but within 3 years	11,339	9,139
Due after 3 years but within 4 years	10,194	7,685
Due after 4 years but within 5 years	8,720	6,478
Due after 5 years	58,724	22,240

Total	116,137	68,904

e)	As of December 31, 2010 and 2009, the Bank has no enter into any financial leases.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009

NOTE 16 - CURRENT AND DEFERRED TAXES:

a)	Current taxes

At the end of each reporting period the bank recognizes and for Income Tax Provision, which is determined based on the currently applicable tax legislation.This provision is recorded net of recoverable taxes, as shown as follows:

	As of December 31,
	2010	2009
	MCh$	MCh$

Summary of current tax liabilities (assets)
Current tax (assets)	(12,499)	(4,541)
Current tax liabilities	1,293	63,831

Total tax payable (recoverable)	(11,206)	59,290

(Assets) liabilities current taxes detail (net)
Income tax, tax rate 17%	92,593	106,882
Minus:
Provisional monthly payments (PPM)	(96,245)	(41,061)
Credit for training expenses	(1,328)	(1,148)
Others	(6,226)	(5,383)

Total tax payable (recoverable)	(11,206)	59,290

b)	Effect on income

The effect of tax expense on income for the periods ended December 31, 2010, 2009 and 2008 is comprised of the following items:

	As of December 31,
	2010	2009	2008
	MCh$	MCh$	MCh$

Income tax expense
Current tax	92,593	106,882	66,318

Credits (debits) for deferred taxes
Origination and reversal of temporary differences	(7,934)	(18,154)	(641)
Prior years tax benefit	-	-	(3,367)
Subtotals	84,659	88,728	62,310
Tax for rejected expenses Article No.21	684	196	221
Other	-	-	(2,789)
Net charges for income tax expense	85,343	88,924	59,742

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009

NOTE 16 - CURRENT AND DEFERRED TAXES, continued:

c)	Effective tax rate reconciliation

The reconciliation between the income tax rate and the effective rate applied in determining tax expenses as of December 31, 2010, 2009 and 2008, is as follows:

	As of December 31,
	2010		2009		2008
	Tax rate	Amount	Tax rate	Amount	Tax rate	Amount

	%	MCh$	%	MCh$	%	MCh$

Income tax using statutory rate (17%)	17.00	100,779	17.00	89,341	17.00	81,721
Permanent differences	(1.42)	(8,427)	(0.06)	(304)	(4.61)	(22,151)
Additions or deductions	-	-	(0.05)	(250)	-	-
Unique tax (rejected expenses)	0.12	684	0.04	196	0.05	221
Effect of change in tax rate	(1.28)	(7,596)	-	-	-	-
Other	(0.02)	(97)	(0.01)	(59)	(0.01)	(49)

Effective rates and expenses for income tax	14.40	85,343	16.92	88,924	12.43	59,742

The Law No. 20,455 from 2010 increased the statutory tax rate to be applied during 2011 and 2012, to 20% and 18.5% respectively.  Due to this, a Ch$7,596 million tax benefit was recorded, corresponding to the adjustment of temporary differences to be reversed during those years.

d)	Effect of deferred taxes on other comprehensive income

Below is a summary of the separate effect of deferred tax on other comprehensive income, during the periods ended December 31, 2010, 2009 and 2008:

	As of December 31,
	2010	2009	2008
	MCh$	MCh$	MCh$

Deferred tax assets
Available for sale investments	4,319	4,982	3,403
Cash flow hedge	-	537	-
Total deferred tax assets affecting other comprehensive income	4,319	5,519	3,403

Deferred tax liabilities
Available for sale investments	(749)	-	-
Cash flow hedge	(2,324)	-	(1,848)
Total deferred tax liabilities affecting other comprehensive income	(3,073)	-	(1,848)

Net deferred tax balances in equity	1,246	5,519	1,555

Deferred taxes in equity attributable to Bank shareholders	1,203	5,490	1,547
Deferred tax in equity attributable to non-controlling interest	43	29	8

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009

NOTE 16 - CURRENT AND DEFERRED TAXES, continued:

e)	Effect of deferred taxes on income

Below are the effects as of December 31,2010 and 2009 of deferred tax assets and liabilities affecting profit or loss as a result of temporary differences:

	As of December 31,
	2010	2009
	MCh$	MCh$
Deferred tax assets
Interest and adjustments	162	2,012
Extraordinary charge-off	5,197	8,804
Assets received in lieu of payment	919	210
Exchange rate adjustments	560	35
Valuation of Property, plant and equipment	5,491	7,472
Allowance for loan losses	46,585	43,420
Provision for expenses	6,606	6,556
Derivatives	4,300	17
Leased assets	22,007	19,241
Subsidiaries tax losses	4,168	51
Other	156	1,507
Total deferred tax assets	96,151	89,325

Deferred tax liabilities
Valuation of investments	(1,056)	(2,512)
Depreciation	(443)	(78)
Prepaid expenses	(646)	(519)
Other	(223)	(271)
Total deferred tax liabilities	(2,368)	(3,380)

f)	Summary of deferred tax assets and liabilities

Below is a summary of the deferred tax assets and liabilities, recognized in other comprehensive income and in profit or loss:

	As of December 31,
	2010	2009
	MCh$	MCh$

Deferred tax assets
Recognized in other comprehensive income	4,319	5,519
Recognized in profit or loss	96,151	89,325
Total deferred tax assets	100,470	94,844

Deferred tax liabilities
Recognized in other comprehensive income	(3,073)	-
Recognized in profit or loss	(2,368)	(3,380)
Total deferred tax liabilities	(5,441)	(3,380)

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009

NOTE 17 – OTHER ASSETS:

Other assets as of December 31,2010 and 2009 are as follows:

	As of December 31,
	2010	2009
	MCh$	MCh$

Assets for leasing (*)	43,832	52,070

Assets received or awarded in lieu of payment (**)
Assets received in lieu of payment	20,337	13,146
Assets awarded at judicial sale	7,798	2,179
Provisions for assets received in lieu of payment or awarded	(2,255)	(908)
Subtotal	25,880	14,417

Other assets
Guarantee deposits	208,512	229,083
VAT credit	9,634	7,180
Income tax recoverable	9,045	15,261
Prepaid expenses	81,348	8,960
Higher value paid on purchase of mortgage finance bonds issued by Bank	436	561
Assets recovered from leasing for sale	2,347	985
Pension plan assets (Note 38)	4,217	4,893
Accounts and notes receivable	100,958	53,196
Notes receivable through brokerage and simultaneous transactions	111,508	60,622
Other assets	52,364	7,595
Subtotal	580,369	388,336

Total	650,081	454,823

(*)	Assets available to be granted under financial leasing agreements.

(**)
Assets received in lieu of payment are assets received as payment of customers’ past-due debts. The assets acquired must at no time exceed, in the aggregate, 20% of the Bank’s effective equity. These assets represent 0.47% and 0.52% as of December 31,2010 and 2009 respectively of the Bank’s effective equity

The assets awarded at judicial sale are assets that have been acquired as payment of debts previously owed towards the Bank. The assets awarded at judicial sales are not subject to the aforementioned requirement. These properties are assets available for sale. For most assets, the sale is expected to be completed within one year from the date on which the asset was received or acquired. If the asset in question is not sold within the year, it must be written off.

In addition, a provision is recorded for the  initial award value plus its additions and its estimated realization value (appraisal) when the first is higher.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009

NOTE 18 - TIME DEPOSITS AND OTHER TIME LIABILITIES:

As of December 31, 2010 and 2009, the composition of the item is as follows:

	As of December 31,
	2010	2009
	MCh$	MCh$

Deposits and other demand liabilities
Checking accounts	3,330,352	2,776,607
Other deposits and demand accounts	368,934	303,495
Other demand liabilities	537,148	453,432

Total	4,236,434	3,533,534

Time deposits and other time liabilities
Time deposits	7,154,396	4,219,392
Time savings account	103,191	98,985
Other time liabilities	1,170	2,856,880

Total	7,258,757	7,175,257

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009

NOTE 19 - INTERBANK BORROWINGS:

As of December 31, 2010 and 2009, interbank borrowings are as follows:

	As of December 31,
	2010	2009
	MCh$	MCh$

Loans from financial institutions and the Central Bank of Chile
Other obligations with Central Bank of Chile	1,307	1,850
Subtotal	1,307	1,850
Loans from domestic financial institutions
The Royal Bank of Scotland	-	1,500
The Bank of Tokyo Mitsubishi	-	4,800
Banco de Crédito e Inversiones	-	20,001
Subtotal	-	26,301
Loans from foreign financial institutions
Citibank N.A. New York	211,145	91,994
Wachovia Bank N.A. Miami	172,549	211,480
Standard Chartered Bank, New York	253,147	193,176
Bank of America	162,390	131,784
Bayerische Landesbank	122,597	183,329
Bank of Montreal – Toronto	103,215	68,681
Commerzbank A.G.-Frankfurt	87,023	55,831
The Toronto Dominion Bank – Toronto	77,847	55,935
J.P. Morgan Chase Bank N.A. New York	67,763	63,501
Landesbank Baden-Wuerttemberg	65,732	50,802
Banco Latinoamericano de Export. S.A. Panama	46,915	-
Sumitomo Mitsui Banking Corporation	42,278	35,636
Intesa San Paolo SPA U.S.A.	42,191	45,833
Commerzbank N.A. – Miami	32,835	15,286
Royal Bank of Scotland – London	25,842	-
Banco do Brasil S.A. – London	19,278	-
Unicrédito Italiano New York	13,429	-
Deutsche Bank A.G. New York	12,652	13,971
BHF-Bank Aktiengesellscjatft	9,385	-
Banco Santander – Madrid	8,447	190,539
Banco Santander – Hong Kong	5,853	457,610
Banco Santander – Montevideo	-	75,155
Banesto New York	-	35,536
Banco Latinoamericano de Comercio	-	30,533
Other	237	12,027
Subtotal	1,582,750	2,018,639
Total	1,584,057	2,046,790

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009

NOTE 19 - INTERBANK BORROWINGS, continued:

a)	Obligations with Central Bank of Chile

Debts to the Central Bank of Chile include credit lines for the renegotiation of loans and other Central Bank borrowings. These credit lines were provided by the Central Bank of Chile for the renegotiation of loans due to the need to refinance debt as a result of the economic recession and crisis of the banking system in the early 1980s.

The outstanding amounts owed to the Central Bank of Chile under these credit lines are as follows:

	As of December 31,
	2010	2009
	MCh$	MCh$

Totals Line of credit for renegotiation of obligations to the Central Bank of Chile	1,307	1,850

b)	Loans from domestic financial institutions

These obligations’ maturities are as follows:

	As of December 31,
	2010	2009
	MCh$	MCh$

Due within 1 year	-	26,301
Due after 1 year but within 2 years	-	-
Due after 2 year but within 3 years	-	-
Due after 3 year but within 4 years	-	-
Due after 5 years	-	-
Total loans from domestic financial institutions	-	26,301

c)	Foreign obligations

These obligations’ maturities are as follows:

	As of December 31,
	2010	2009
	MCh$	MCh$

Due within 1 year	1,458,479	1,812,296
Due after 1 year but within 2 years	110,218	206,343
Due after 2 year but within 3 years	14,053	-
Due after 3 year but within 4 years	-	-
Due after 5 years	-	-
Total loans from foreign financial institutions	1,582,750	2,018,639

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009

NOTE 20 - ISSUED DEBT INSTRUMENTS AND OTHER OBLIGATIONS:

As of December 31, 2010 and 2009, the composition of the item is as follows:

	As of December 31,
	2010	2009
	MCh$	MCh$

Other financial liabilities
Obligations to public sector	102,541	90,144
Other domestic obligations	38,000	55,015
Foreign obligations	25,748	1,752
Subtotals	166,289	146,911
Issued debt instruments
Mortgage finance bonds	194,134	263,864
Senior bonds	3,310,679	2,068,786
Subordinated bonds	686,075	592,026
Subtotals	4,190,888	2,924,676

Total	4,357,177	3,071,587

Debt classified as current are either demand obligations or will mature in one year or less. All other debt are classified as non-current. The Bank’s debts, both current and non-current, are summarized below:

	As of December 31, 2010
	Non-current	Current	Total
	MCh$	MCh$	MCh$

Mortgage finance bonds	183,383	10,751	194,134
Senior bonds	2,763,572	547,107	3,310,679
Subordinated bonds	664,383	21,692	686,075
Issued debt instruments	3,611,338	579,550	4,190,888

Other financial liabilities	122,247	44,042	166,289

Totals	3,733,585	623,592	4,357,177

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009

NOTE 20 - ISSUED DEBT INSTRUMENTS AND OTHER OBLIGATIONS, continued:

	As of December 31, 2009
	Non-current	Current	Total
	MCh$	MCh$	MCh$

Mortgage bonds	213,853	50,011	263,864
Senior bonds	1,901,972	166,814	2,068,786
Subordinated bonds	592,026	-	592,026
Issued debt instruments	2,707,851	216,825	2,924,676

Other financial liabilities	109,013	37,898	146,911

Totals	2,816,864	254,723	3,071,587

a)	Mortgage finance bonds

These bonds are used to finance mortgage loans. The outstanding principal of the bonds are amortized on a quarterly basis. The range of maturities of these bonds is between five and twenty years. The bonds are linked to the UF index and bear a weighted-average annual interest rate of 5.6% as of December 2010 (4.7% as of December 2009).

	As of December 31,
	2010	2009
	MCh$	MCh$

Due within 1 year	10,751	50,011
Due after 1 year but within 2 years	7,171	31,804
Due after 2 year but within 3 years	8,745	28,574
Due after 3 year but within 4 years	12,286	23,277
Due after 4 year but within 5 years	26,253	27,350
Due after 5 years	128,928	102,848
Total mortgage bonds	194,134	263,864

b)	Senior bonds

The following table shows senior bonds by currency as of December 31,2010 and 2009:

	As of December 31,
	2010	2009
	MCh$	MCh$

Santander bonds in UF	1,952,051	1,660,877
Santander bonds in US$	936,134	407,909
Santander bonds in CHF$	174,297	-
Santander bonds in $	248,197	-
Total senior bonds	3,310,679	2,068,786

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009

NOTE 20 - ISSUED DEBT INSTRUMENTS AND OTHER OBLIGATIONS, continued:

In 2010 the Bank issued bonds for UF 21,496,000; USD 1,200,000,000; CHF 350,000,000; and CLP 247,255,000,000; detailed as follows:

Series	Amount	Term	Issue rate	Date of issue	Maturity Date
F6	UF 1,090,000 (i)	5 years	3.50 % per annum simple	09/01/2009	09/01/2014
F7	UF 3,000,000 (ii)	4.5 years	3.30 % per annum simple	11/01/2009	05/01/2014
F8	UF 3,000,000 (iii)	4.5 years	3.60 % per annum simple	01/01/2010	07/01/2014
F9	UF 3,000,000 (iv)	5 years	3.70 % per annum simple	01/01/2010	01/01/2015
FA	UF 2,840,000 (v)	4 years	To maturity (bullet)	04/01/2010	04/01/2014
FB	UF 3,000,000 (vi)	5 years	3,0% annual due	04/01/2010	04/01/2015
FC	UF 4,000,000 (vii)	5 years	4.5% annual due	08/01/2010	08/01/2015
FD	UF 1,566,000 (viii)	5 years	To maturity (bullet)	09/01/2010	09/01/2015
Total	UF 21,496,000
Floating rate note	USD 500,000,000 (ix)	2 years	Libor (3 months) + 125 bp	04/15/2010	04/12/ 2012
Fixed rate bond	USD 500,000,000 (x)	5 years	3.75 % per annum simple	09/15/2010	09/15/2015
Floating rate note	USD 200,000,000 (xi)	1 year	Libor (3 months) + 100 bp	09/15/2010	09/15/2011
Total	USD 1,200,000,000
Fixed rate bond	CHF 250,000,000 (xii)	5 years	2.25% coupon rate	11/16/2010	12/16/2015
Floating rate note	CHF 100,000,000 (xiii)	3 years	Libor (3 months) + 100 bp	11/16/2010	11/16/2013
Total	CHF 350,000,000
CLP bond	CLP 247,255,000,000 (xiv)	10 years	6.5% coupon rate	09/15/2010	09/22/2020
Total	CLP 247,255,000,000

In 2009 the Bank issued bonds denominated in UF for 16,289,000 and  in U.S.dollars for 800,000,000.

			Issue	Date of	Date of
Series	Amount	Term	issue	issue	maturity

F1	UF 3,000,000	8 years	3.50 % per annum simple	05/02/2008	05/02/2016
F2	UF 2,379,000	9 years	4.20 % per annum simple	09/01/2008	09/01/2017
F3	UF 3,000,000	5 years	4.50 % per annum simple	02/01/2009	02/01/2014
F4	UF 3,000,000	4 years	4.50 % per annum simple	02/01/2009	02/01/2013
F5	UF 3,000,000	4.5 years	2.50 % per annum simple	05/01/2009	11/01/2013
F6	UF 1,910,000	5 years	3.50 % per annum simple	09/01/2009	09/01/2014
Total	UF 16,289,000

144 A	USD 500,000,000	3 years	2.88 % per annum simple	11/13/2009	11/13/2012
144 A	USD 300,000,000	3 years	2.88 % per annum simple	11/13/2009	11/13/2012
Total	USD 800,000,000

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009

NOTE 20 - ISSUED DEBT INSTRUMENTS AND OTHER OBLIGATIONS, continued:

(i)	As of December 2010 bonds in the amount of UF 1,090,000 have been issued covering the total issuance of series F6 bonds.

(ii)
On November 1, 2009 a tranche of senior bonds totaling UF 3,000,000 corresponding to F7 series was registered in the SBIF’s registry of securities. Such amount has been issued, covering the total issuance of the line.

(iii)	As of December 2010 bonds in the amount of UF 3,000,000 have been issued covering the total issuance of series F8.

(iv)	As of December 2010 bonds in the amount of UF 3,000,000 have been issued covering the total issuance of series F9.

(v)
On April 1, 2010 a tranche of senior bonds totaling UF 3,000,000 corresponding to FA series with a 4 year term was registered in the SBIF’s registry of securities. As of December 2010 UF 2,840,000 have been issued, leaving an unissued nominal value of UF 160,000 for this.

(vi)
On April 1, 2010 a tranche of senior bonds totaling UF 3,000,000 corresponding to FB series with a 5 year term was registered in the SBIF’s registry of securities. As of December 2010 UF 3,000,000 have been issued accounting for the entire issuance.

(vii)
On August 1, 2010 a tranche of senior bonds totaling UF 4,000,000 corresponding to FC series with a 5 year term was registered in the SBIF’s registry of securities. As of December 2010 UF 4,000,000 have been issued accounting for the entire issuance.

(viii)
On April 1, 2010 a tranche of senior bonds totaling UF 3,000,000 corresponding to FD series with a 5 year term was registered in the SBIF’s registry of securities. As of December 2010 UF 1,566,000 have been issued, leaving an unissued nominal value of UF 1,434,000 for this bond.

(ix)
Senior Bond with floating rate maturing on April 12, 2012. The bond was issued at a private placement to institutional buyers classified according to Rule 144 A of the 1933 Securities Act of the United States (the “Securities Act”).

(x)	Fixed rate bond for USD 500,000,000, with a 3.75% coupon rate issued in a private placement among institutional buyers classified in accordance with Rule 144A of the Securities Act.

(xi)
Floating Note for US$ 200,000,000 with a floating rate of 3 months LIBOR + 100 bps.  At the end of December 2010, notes totaling according to USD 200,000,000 have been issued accounting for the entire issuance.

(xii)	Fixed rate bond for CHF (Swiss francs) 250,000,000 with a 2.25% coupon rate. At the end of December 2010, bonds totaling CHF 250,000,000 have been issued accounting for the entire issuance.

(xiii)	Floating note for CHF 100,000,000 with a floating rate of 3 months LIBOR + 100 bps. At the end of December 2010, notes totaling CHF 100,000,000 have been issued accounting for the entire issuance.

(xiv)	CLP Bond for $247,255,000,000 at 6.5% coupon rate. At the end of December 2010, bonds totaling $247,255,000,000 have been issued accounting for the entire issuance.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009

NOTE 20 - ISSUED DEBT INSTRUMENTS AND OTHER OBLIGATIONS, continued:

These bonds mature as follows:

	As of December 31,
	2010	2009
	MCh$	MCh$

Due within 1 year	547,107	166,814
Due after 1 year but within 2 years	374,727	218,339
Due after 2 years but within 3 years	389,813	438,446
Due after 3 years but within 4 years	390,953	378,064
Due after 4 years but within 5 years	340,331	171,647
Due after 5 years	1,267,748	695,476
Total bonds	3,310,679	2,068,786

c)	Subordinated bonds

The following table shows,  the balances of our subordinated bonds as of December 31,2010 and 2009:

	As of December 31,
	2010	2009
	MCh$	MCh$

Subordinated bonds denominated in US $	244,957	278,087
Subordinated bonds denominated in UF	441,118	313,939
Total subordinated bonds	686,075	592,026

In 2010 the Bank issued subordinated bonds on the local market for UF 4,950,000, which is are detailed as follows:

			Interest	Date of	Date of
Series	Amount	Term	rate	issuance	maturity

G2	UF 1,950,000	30 years	4.8 % per annum simple	06/17/2010	03/01/2038
G4	UF 3,000,000	30 years	3.9% annual due	07/01/2010	07/01/2040

Total	UF 4,950,000

In 2009 the Bank issued subordinated bonds on the local market for UF 300,000, which is detailed as follows:

			Interest	Date of	Date of
Series	Amount	Term	rate	issuance	maturity

G2(*)	UF 300,000	30 years	4.8 % per annum simple	01/26/2009	03/01/2038

Total	UF 300,000

(*) As of December 31, 2009 there were unplaced G2 series bonds with face value of UF 1,950,000.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009

NOTE 20 - ISSUED DEBT INSTRUMENTS AND OTHER OBLIGATIONS, continued:

The maturities of these bonds, are as follows:

	As of December 31,
	2010	2009
	MCh$	MCh$

Due within 1 year	21,692	-
Due after 1 year but within 2 years	105,505	12,899
Due after 2 years but within 3 years	-	119,211
Due after 3 years but within 4 years	139,452	-
Due after 4 years but within 5 years	12,305	158,876
Due after 5 years	407,121	301,040
Total subordinated bonds	686,075	592,026

d)	Other financial liabilities

The composition of other financial liabilities, by maturity, is detailed below:

	As of December 31,
	2010	2009
	MCh$	MCh$

Non current portion:
Due after 1 years but within 2 years	4,606	4,583
Due after 2 years but within 3 years	3,090	3,515
Due after 3 years but within 4 years	28,786	3,556
Due after 4 years but within 5 years	3,194	27,868
Due after 5 years	82,571	69,491
Non current portion subtotals	122,247	109,013

Current portion:
Amounts due to credit card operators	38,567	31,045
Acceptance of letters of credit	721	-
Other long-term financial obligations, short-term portion	4,754	6,853
Current portion subtotals	44,042	37,898

Total other financial liabilities	166,289	146,911

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009

NOTE 21 - MATURITIES OF ASSETS AND LIABILITIES:

As of December 31, 2010 and 2009, the detail of maturities of assets and liabilities is as follows:

As of December 31, 2010	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Subtotal up to 1 year	Between 1 and 5 years	More than 5 years	Subtotal more than 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Assets
Cash and deposits in banks	1,762,198	-	-	-	1,762,198	-	-	-	1,762,198
Unsettled transactions	374,368	-	-	-	374,368	-	-	-	374,368
Trading investments	-	26,572	10,918	188,295	225,785	150,427	3,458	153,885	379,670
Investments under resale agreements	-	170,985	-	-	170,985	-	-	-	170,985
Financial derivative contracts	-	94,417	109,729	289,492	493,638	749,688	381,052	1,130,740	1,624,378
Interbank loans (*)	17	69,709	-	-	69,726	-	-	-	69,726
Loans and accounts receivables from customers (**)	610,951	1,696,614	1,109,796	2,274,513	5,691,874	4,773,163	5,192,519	9,965,682	15,657,556
Available for sale investments	-	189,600	120,076	265,667	575,343	532,292	366,345	898,637	1,473,980
Held to maturity investments	-	-	-	-	-	-	-	-	-

Total assets	2,747,534	2,247,897	1,350,519	3,017,967	9,363,917	6,205,570	5,943,374	12.148.944	21,512,861

Liabilities
Deposits and other demand liabilities	4,236,434	-	-	-	4,236,434	-	-	-	4,236,434
Unsettled transactions	300,125	-	-	-	300,125	-	-	-	300,125
Investments under repurchase agreements	-	284,020	9,769	936	294,725	-	-	-	294,725
Time deposits and other time liabilities	104,362	2,167,851	1,713,684	2,350,479	6,336,376	898,241	24,140	922,381	7,258,757
Financial derivative contracts	-	137,501	155,431	343,771	636,703	696,219	311,057	1,007,276	1,643,979
Interbank borrowings	831	29,877	179,361	1,249,718	1,459,787	124,270	-	124,270	1,584,057
Issued debt instruments	-	6,007	130,557	442,986	579,550	1,807,541	1,803,797	3,611,338	4,190,888
Other financial liabilities	38,567	1,089	773	3,613	44,042	39,677	82,570	122,247	166,289

Total liabilities	4,680,319	2,626,345	2,189,575	4,391,503	13,887,742	3,565,948	2,221,564	5,787,512	19,675,254

(*)	Interbank loans are presented as gross value. The amount of allowance totals Ch$54 million.
(**)	Loans and accounts receivables from customers are presented as gross value. The amount of allowance totals Ch$425,393 million.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009

NOTE 21 - MATURITIES OF ASSETS AND LIABILITIES, continued:

As of December 31, 2009	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Subtotal up to 1 year	Between 1 and 5 years	More than 5 years	Subtotal after 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Assets
Cash and deposits in banks	2,043,458	-	-	-	2,043,458	-	-	-	2,043,458
Unsettled transactions	468,134	-	-	-	468,134	-	-	-	468,134
Trading investments	37,151	521	2,541	663,359	703,572	71,262	23,705	94,967	798,539
Investments under resale agreements	-	14,020	-	-	14,020	-	-	-	14,020
Financial derivative contracts	-	54,140	73,784	166,202	294,126	732,143	367,609	1,099,752	1,393,878
Interbank loans (*)	-	23,412	-	-	23,412	-	-	-	23,412
Loans and accounts receivables from customers (**)	896,534	1,050,056	897,422	2,033,400	4,877,412	4,277,025	4,573,427	8,850,452	13,727,864
Available for sale investments	5,132	93,861	120,057	342,426	561,476	620,963	647,651	1,268,614	1,830,090
Held to maturity investments	-	-	-	-	-	-	-	-	-

Total assets	3,450,409	1,236,010	1,093,804	3,205,387	8,985,610	5,701,393	5,612,392	11,313,785	20,299,395

Liabilities
Deposits and other demand liabilities	3,533,534	-	-	-	3,533,534	-	-	-	3,533,534
Unsettled transactions	275,474	-	-	-	275,474	-	-	-	275,474
Investments under repurchase agreements	-	191,118	317,187	606,300	1,114,605	-	-	-	1,114,605
Time deposits and other time liabilities	100,220	2,338,029	1,750,407	1,945,620	6,134,276	1,029,446	11,535	1,040,981	7,175,257
Financial derivative contracts	-	81,601	77,426	216,070	375,097	668,674	305,135	973,809	1,348,906
Interbank borrowings	3,726	69,060	350,645	1,417,016	1,840,447	206,343	-	206,343	2,046,790
Issued debt instruments	3,450	18,308	169,012	26,055	216,825	1,608,489	1,099,362	2,707,851	2,924,676
Other financial liabilities	32,443	1,163	604	3,688	37,898	39,522	69,491	109,013	146,911

Total liabilities	3,948,847	2,699,279	2,665,281	4,214,749	13,528,156	3,552,474	1,485,523	5,037,997	18,566,153

(*)	Interbank loans are presented as gross value. The amount of allowances totals Ch$42 million.
(**)	Loans and accounts receivables from customers are presented as gross value. The amount of allowance for loan loss totals Ch$349,485 million.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009

NOTE 22 – PROVISIONS:

a)	As of December 31, 2010 and 2009, the composition of the provisions item is as shown below:

	As of December 31,
	2010	2009
	MCh$	MCh$

Provisions for personnel salaries and expenses.	36,016	31,208
Provisions for mandatory dividends	151,618	129,467
Provisions for contingent loans	5,636	4,077
Provisions for contingencies	16,150	21,460
Country risk provisions	1	-
Total	209,421	186,212

b)	Below is the activity in provisions during the 2010 and 2009 periods:

	Provisions for
	Personnel salaries and expenses	Contingent loans	Contingencies	Mandatory dividends	Country risk	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Opening balances as of January 1, 2010	31,208	4,077	21,460	129,467	-	186,212
Provisions established	36,538	3,714	78,688	151,618	1	270,559
Provisions used	(31,730)	(2,155)	(8,833)	(129,467)	-	(172,185)
Provisions released	-	-	(75,165)	-	-	(75,165)

Balances as of December 31, 2010	36,016	5,636	16,150	151,618	1	209,421

Opening balances as of January 1, 2009	38,235	2,769	27,271	97,938	-	166,213
Provisions established	26,882	1,380	1,088	129,467	-	158,817
Provisions used	(31,934)	-	(586)	(97,938)	-	(130,458)
Provisions released	(1,975)	(72)	(14,793)	-	-	(16,840)
Reclassifications	-	-	7,283	-	-	7,283
Other	-	-	1,197	-	-	1,197

Balances as of December 31, 2009	31,208	4,077	21,460	129,467	-	186,212

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009

NOTE 22 - PROVISIONS, continued:

c)	Provisions for personnel salaries and expenses.

	As of December 31,
	2010	2009
	MCh$	MCh$

Provision for seniority compensation	1,882	312
Provision for stock-based employee benefits	1,016	1,076
Provision for performance bonus	17,107	14,025
Provision for vacations	14,534	14,053
Provision for other employee benefits	1,477	1,742
Total	36,016	31,208

d)	Movement in provision for seniority compensation:

	As of December 31,
	2010	2009
	MCh$	MCh$

Present value of obligations at beginning of the period	312	4,030
Increase in provisions	4,017	926
Payments made	(2,447)	(4,240)
Prepayments	-	-
Provisions released	-	(404)
Other	-	-
Total	1,882	312

e)	Movements in provision for performance bonus:

	As of December 31,
	2010	2009
	MCh$	MCh$

Opening balances as of January 1	14,025	18,005
Provisions established	17,107	14,897
Provisions used	(14,025)	(18,059)
Provisions released	-	(818)
Other	-	-
Total	17,107	14,025

f)	Movements in provision for employee vacation:

	As of December 31,
	2010	2009
	MCh$	MCh$

Opening balances as of January 1	14,053	14,723
Provisions established	7,065	6,730
Provisions used	(6,584)	(7,320)
Provisions released	-	(80)
Other	-	-
Total	14,534	14,053

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009

NOTE 23 - OTHER LIABILITIES

The Other liabilities as of December 31,2010 and 2009 are as follows:

	As of December 31,
	2010	2009
	MCh$	MCh$

Accounts and notes payable	63,026	79,491
Unearned income	1,547	2,081
Guarantees received (threshold)	68,217	148,308
Notes payable through brokerage and simultaneous transactions	53,856	14,802
Other liabilities	74,682	18,714

Totals	261,328	263,396

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009

NOTE 24 -CONTINGENCIES AND COMMITMENTS:

a)	Lawsuits and legal procedures

As of the issuance date of these financial statements, the Bank and its affiliates were subject to certain legal actions in the normal course of their business. As of December 31, 2010 the Bank and its affiliates maintained provisions for these legal actions, totaling Ch$839 million (Ch$ 830 million as of December 31, 2009), which are part of the “Provisions for contingencies” item. (See Note 22 b))

b)	Contingent loans

The following table shows the Bank’s contractual obligations to issue loans:

	As of December 31,
	2010	2009
	MCh$	MCh$

Letters of credit issued	209,532	155,956
Foreign letters of credit confirmed	85,739	35,818
Guarantees	898,751	655,780
Pledges and other commercial commitments	166,550	169,931
Subtotals	1,360,572	1,017,485
Available on demand credit lines	4,832,359	4,615,787
Other irrevocable credit commitments	129,428	-
Totals	6,322,359	5,633,272

c)	Held securities

The Bank holds securities in the normal course of its business as follows:

	As of December 31,
	2010	2009
	MCh$	MCh$

Third party operations
Collections	173,219	179,547
Assets from third parties managed by the Bank and its affiliates	66	66
Subtotals	173,285	179,613
Custody of securities
Securities held in custody	290,549	238,490
Securities held in custody deposited in other entity	611,145	387,207
Issued securities held in custody	9,944,224	7,371,486
Subtotals	10,845,918	7,997,183

Totals	11,019,203	8,176,796

d)	Guarantees

Banco Santander Chile has a comprehensive officer fidelity insurance policy, No.2435101, with the insurance company Compañía de Seguros Chilena Consolidada S.A., for an amount of USD $5,000,000, which jointly covers both the Bank and its affiliates for the period from July 1, 2010 to June 30, 2011.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009

NOTE 24 -CONTINGENCIES AND COMMITMENTS, continued:

Santander Asset Management S.A. Administradora General de Fondos

In conformity with General Standard No.125, the company designated Banco Santander Chile as the representative of the beneficiaries of the guarantees established by each of the managed funds, in compliance with Articles 226 onward of Law No.18,045.

In addition to these guarantees for creating mutual funds, there are other guarantees for a guaranteed return on certain mutual funds, totaling Ch$67,703 million and time deposits totaling Ch$ 40,005 million as a guaranty of Private Investment Funds (P.I.F.) as of December 31, 2010.

Santander Agente de Valores Limitada

To ensure correct and full performance of all its obligations as an Agent, in conformity with the provisions of Articles No.30 and onward of Law No.18,045 on the Securities Market, the Company provided a guarantee in the amount of UF 4,000 through Insurance Policy No.210107110, underwritten by the Compañía de Seguros de Crédito Continental S.A., which matures on December 19, 2011.

Santander S.A. Corredores de Bolsa

The Company has given guarantees to the Bolsa de Comercio de Santiago for a current value of Ch$46,070 million to cover simultaneous transactions.

In addition, the Company has issued a guarantee to CCLV Contraparte Central S.A. (formerly known as Cámara de Compensación) in cash, for a total of Ch$3,800 million as of December 31, 2010.

Santander Corredora de Seguros Limitada

a)	Insurance policies

In accordance with Circular No.1,160 of the Superintendency of Securities and Insurance, the Company has an insurance policy in connection with its obligations as an intermediary in insurance contracts.

The company purchased a guarantee policy (No. 4323257) and a professional liability policy  (No. 4323253) for its insurance brokers from Compañía de Seguros Generales Consorcio Nacional de Seguros S.A.  The policies have a UF 500 and UF 60,000 coverage, respectively, and are valid  from April 15, 2010 through April 14, 2011.

b)	Contingent loans and liabilities

To satisfy its clients’ needs the Bank took on several contingent loans and liabilities, yet these could not be recognized in the Consolidated Statements of Financial Position.  Nevertheless these contingent loans and liabilities have credit risk and they are, therefore, part of the Bank’s global risk.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009

NOTE 25 – EQUITY:

a)	Capital

As of December 31, 2010, 2009 and 2008 the Bank had 188,446,126,794 authorized subscribed fully paid and no par value shares. All shares have the same rights, and have no preferences or restrictions.

The activity with respect to shares during 2010, 2009 and 2008 was as follows:

	Number of shares As of December 31,
	2010	2009	2008

Issued as of January 1	188,446,126,794	188,446,126,794	188,446,126,794
Issue of paid shares	-	-	-
Issue of outstanding shares	-	-	-
Stock options exercised	-	-	-
Issued as of December 31	188,446,126,794	188,446,126,794	188,446,126,794

As of December 31, 2010, 2009 and 2008 the Bank non any of its subsidiaries or associates held any of the issued shares.

As of December 31, 2010 shares held by shareholder were as follows:

Corporate Name or Shareholder's Name	Shares	ADRs (*)	Totals	% of Equity Holding

Teatinos Siglo XXI Inversiones Limitada	78,108,391,607	-	78,108,391,607	41.45
Santander Chile Holding S.A.	66,822,519,695	-	66,822,519,695	35.46
J.P. Morgan Chase Bank	-	29,892,971,334	29,892,971,334	15.86
Inversiones Antares S.A.	250,363,545	-	250,363,545	0.13
Antonio Hitschfeld Bollman	100,000,000	-	100,000,000	0.05
Banks and stock brokers on behalf of third parties	8,277,713,845	-	8,277,713,845	4.39
Other minority holders	3,997,968,278	996,198,490	4,994,166,768	2.66
Totals			188,446,126,794	100.00

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009

NOTE 25 – EQUITY, continued:

As of December 31, 2009 shares held by shareholder were as follows:

Corporate Name or Shareholder's Name	Shares	ADRs (*)	Totals	% of Equity Holding

Teatinos Siglo XXI Inversiones Limitada	78,108,391,607	-	78,108,391,607	41.45
Santander Chile Holding S.A.	66,822,519,695	-	66,822,519,695	35.46
J.P. Morgan Chase Bank	-	31,775,852,329	31,775,852,329	16.86
Inversiones Antares S.A.	250,363,545	-	250,363,545	0.13
Antonio Hitschfeld Bollman	200,000,000	-	200,000,000	0.11
Banks and stock brokers on behalf of third parties	6,985,588,652	-	6,985,588,652	3.71
Other minority holders	4,303,410,966	-	4,303,410,966	2.28

Totals			188,446,126,794	100.00

As of December 31, 2008 shares held by shareholder were as follows:

Corporate Name or Shareholder's Name	Shares	ADRs (*)	Totals	% of Equity Holding

Teatinos Siglo XXI Inversiones Limitada	78,108,391,607	-	78,108,391,607	41.45
Santander Chile Holding S.A.	66,822,519,695	-	66,822,519,695	35.46
J.P. Morgan Chase Bank	-	29,254,384,271	29,254,384,271	15.52
Inversiones Antares S.A.	415,363,545	-	415,363,545	0.22
Banks and stock brokers on behalf of third parties	9,075.663,584	-	9,075,663,584	4,82
Other minority holders	4,769,804,092	-	4,769,804,092	2.53

Totals			188,446,126,794	100.00

(*)	American Depository Receipts (ADR) are certificates issued by a U.S. commercial bank to be traded on the U.S. securities markets.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009

NOTE 25 – EQUITY, continued:

b)	Dividends

During the years ended December 31,2010, 2009 and 2008, the dividends recognized as distributions to owners and the related amount of dividends per share are detailed in the Consolidated Statements of changes in Equity (F-6):

c)	As of December 31, diluted and basic earnings per share were as follows:

	As of December 31,
	2010	2009	2008
	MCh$	MCh$	MCh$

a) Basic earnings per share
Total income attributable to Bank shareholders(MCh$)	505,393	431,557	413,370
Weighted average number of outstanding shares	188,446,126,794	188,446,126,794	188,446,126,794
Basic Earnings per share (in Ch$)	2.682	2.290	2.194

b) Diluted earnings per share
Total income attributable to Bank shareholders(MCh$)	505,393	431,557	413,370
Weighted average number of outstanding shares	188,446,126,794	188,446,126,794	188,446,126,794
Assumed conversion of convertible debt	-	-	-
Adjusted number of shares	188,446,126,794	188,446,126,794	188,446,126,794
Diluted earnings per share (in Ch$)	2.682	2.290	2.194

As of December 31, 2010, 2009 and 2008, there are no potential shares with dilutive effects.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009

NOTE 25 – EQUITY, continued:

d)	Other comprehensive income of available for sale investments and cash flow hedges:

	As of December 31,
	2010	2009	2008
	MCh$	MCh$	MCh$

Available for sale investments
Balance as of January 1	(29,304)	(20,019)	(5,548)
Gain (losses) on remeasuring available for sale investments, before tax	12,316	37,713	(13,868)
Reclassification adjustments on available for sale investments, before tax	-	-	-
Realized (gains) losses	(1,608)	(46,998)	(603)
Subtotals	10,708	(9,285)	(14,471)
Total other comprehensive income, before tax, available-for-sale-investment	(18,596)	(29,304)	(20,019)

Cash Flow Hedges
Balance as of January 1	(3,162)	10,873	(5,867)
Gain (losses) on remeasuring cash flow hedges, before tax	15,120	(14,035)	16,740
Reclassification adjustments on cash flow hedges, before tax	-	-
Amounts removed from equity and included in carrying amount of non financial asset (liability) whose acquisition or incurrence was hedge as a highly probable transition	-	-
Subtotals	15,120	(14,035)	16,740
Total other comprehensive income, before tax, cash flow hedges	11,958	(3,162)	10,873

Other comprehensive income before taxes	(6,638)	(32,466)	(9,146)

Income tax related other comprehensive income components
Income tax relating to available for sale investments	3,570	4,982	3,403
Income tax relating to cash flow hedges	(2,324)	537	(1,848)
Total aggregated income tax related to other comprehensive income,	1,246	5,519	1,555

Other comprehensive income, net of tax	(5,392)	(26,947)	(7,591)
Attributable to:
Bank shareholders	(5,180)	(26,804)	(7,552)
Non controlling interest	(212)	(143)	(39)

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009

NOTE 26 - CAPITAL REQUIREMENTS (BASEL):

Pursuant to the General Law of Banks, the Bank must maintain a minimum ratio of effective equity to risk-weighted consolidated assets of 8% net of required allowances, and a minimum ratio of basic equity to consolidated total assets of 3%, net of required allowances. However, as a result of the Bank’s merger in 2002, the SBIF has determined that the Bank’s combined effective equity cannot be lower than 11% of its risk-weighted assets. Effective net equity is defined for these purposes as basic equity (capital and reserves) plus subordinated bonds, up to a maximum of 50% of basic equity.

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

According to Chapter 12-1 of the SBIF’s Recopilación Actualizada de Normas (Updated Compilation of Rules) effective January 2010, the SBIF charged existing regulation with the enforcement of Chapter B-3 of the Compendium of Accounting Standards, which charged the risk exposure of contingent loans from 100% exposure to the following:

Type of contingent loan	Exposition

a) Pledges and other commercial commitments	100%
b) Foreign letters of credit confirmed	20%
c) Letters of credit issued	20%
d) Guarantees	50%
e) Interbank guarantee letters	100%
f) Available lines of credit	50%
h) Other loan commitments
- Higher Education Loans Law No. 20,027	15%
- Others	100%
h) Other contingent loans	100%

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009

NOTE 26 – CAPITAL REQUIREMENTS (BASEL), continued:

	Consolidated assets		Risk-weighted assets
	As of December 31,		As of December 31,
	2010	2009	2010	2009
	MCh$	MCh$	MCh$	MCh$

Balance-sheet assets (net of allowances) (*)
Cash and deposits in banks	1,762,198	2,043,458	-	-
Unsettled transactions	374,368	468,134	126,083	191,287
Trading investments	379,670	798,539	57,588	41,918
Investments under resale agreements	170,985	14,020	98,323	14,020
Financial derivative contracts (**)	1,452,068	1,391,886	871,872	837,692
Interbank loans	69,672	23,370	13,934	4,674
Loans and accounts receivables from customers	15,215,318	13,378,379	13,350,182	11,717,337
Available for sale investments	1,473,980	1,830,090	101,875	154,089
Investments in other companies	7,275	7,417	7,275	7,417
Intangible assets	77,990	77,260	77,990	77,260
Property, plant, and equipment	154,985	184,122	154,985	184,122
Current taxes	12,499	4,541	1,250	454
Deferred taxes	117,964	95,229	11,796	9,523
Other assets	640,937	452,559	474,135	269,313
Off-balance-sheet assets
Contingent loans	3,173,789	1,160,118	1,897,977	693,009
Totals	25,083,698	21,929,122	17,245,265	14,202,115

(*)	Figures are presented as required by local regulations.
(**)
“Financial derivative contracts” are presented at their “Credit Equivalent Risk” value as established in Chapter 12-1 of the Recopilación Actualizada de Normas – RAN – (Updated Compilation of Rules) issued by the SBIF.

The levels of Basic capital and Effective net equity at the end of each period are as follows:

			Percentage
	As of December 31,		As of December 31,
	2010	2009	2010	2009
	MCh$	MCh$	%	%

Basic capital	1,831,798	1,658,316	7.30	7.56
Effective net equity	2,503,898	2,214,092	14.52	15.59

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009

NOTE 27 – NON CONTROLLING INTEREST

This item reflects the net amount of the subsidiaries’ net equity attributable to equity instruments which do not belong to the Bank either directly or indirectly, including the part that has been attributed to income for the period.

The non controlling interest in the subsidiaries’ equity is summarized as follows:

				Other comprehensive income
As of December 31, 2010	Non Controlling	Equity	Income	Available for sale investments	Deferred tax	Total other comprehensive income	Comprehensive income
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Affiliates
Santander Agente de Valores Limitada (former Santander S.A. Agente de Valores)	0.97	489	23	34	(6)	28	51
Santander S.A. Sociedad Securitizadora	0.36	3	-	-	-	-	-
Santander S.A. Corredores de Bolsa	49.00	26,245	3,727	(117)	20	(97)	3,630
Santander Asset Management S.A. Administradora General de Fondos	0.02	14	6	-	-	-	6
Santander Corredora de Seguros Limitada (former Santander Leasing S.A.)	0.24	135	8	-	-	-	8
Subtotal		26,886	3,764	(83)	14	(69)	3,695
Special Purpose Entities:
Bansa Santander S.A.	100	1,643	(738)	-	-	-	(738)
Santander Gestión de Recaudación y Cobranza Limitada	100	1,720	(1,650)	-	-	-	(1,650)
Multinegocios S.A.	100	133	37	-	-	-	37
Servicios de Administración y Financieros Limitada	100	657	322	-	-	-	322
Servicios de Cobranzas Fiscalex Limitada	100	117	65	-	-	-	65
Multiservicios de Negocios Limitada	100	653	279	-	-	-	279
Subtotal		4,923	(1,685)	-	-	-	(1,685)

Total		31,809	2,079	(83)	14	(69)	2,010

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009

NOTE 27 - NON CONTROLLING INTEREST, continued:

The non controlling interest in equity and the subsidiaries income as of December 31, 2009 is summarized as follows:

				Other comprehensive income
As of December 31, 2009	Non controlling share	Equity	Income	Available for sale investments	Deferred tax	Total other comprehensive income	Comprehensive income
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Affiliates
Santander Agente de Valores Limitada (former Santander S.A. Agente de Valores)	0.97	437	63	(2)	-	(2)	61
Santander S.A. Sociedad Securitizadora	0.36	4	-	-	-	-	-
Santander S.A. Corredores de Bolsa	49.00	22,612	3,156	(123)	21	(102)	3,054
Santander Asset Management S.A. Administradora General de Fondos	0.02	13	5	-	-	-	5
Santander Corredora de Seguros Limitada (former Santander Leasing S.A.)	0.24	127	14	-	-	-	14
Subtotal		23,193	3,238	(125)	21	(104)	3,134
Special Purpose Entities:
Bansa Santander S.A.	100	2,380	(412)	-	-	-	(412)
Santander Gestión de Recaudación y Cobranza Limitada	100	3,368	1,542	-	-	-	1,542
Multinegocios S.A.	100	96	28	-	-	-	28
Servicios Administración y Financieros Limitada	100	336	380	-	-	-	380
Servicios de Cobranzas Fiscalex Limitada	100	51	48	-	-	-	48
Multiservicios de Negocios Limitada	100	375	229	-	-	-	229
Subtotal		6,606	1,815	-	-	-	1,815

Total		29,799	5,053	(125)	21	(104)	4,949

The non controlling interest in equity and the subsidiaries’ income as of December 31, 2008 is summarized as follows:

				Other comprehensive income
As of December 31, 2008	Non controlling share	Equity	Income	Available for sale investments	Deferred tax	Total other comprehensive income	Comprehensive income
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Affiliates
Santander Agente de Valores Limitada (former Santander S.A. Agente de Valores)	0.97	1,473	210	(47)	8	(39)	171
Santander S.A. Sociedad Securitizadora	0.36	4	-	-	-	-	-
Santander S.A. Corredores de Bolsa	49.00	22,706	4,229	-	-	-	4,229
Santander Asset Management S.A. Administradora General de Fondos	0.02	18	5	-	-	-	5
Santander Corredora de Seguros Limitada (former Santander Leasing S.A.)	0.24	179	19	-	-	-	19
Santander Corredora de Seguros Limitada	0.01	-	-	-	-	-	-
Subtotal		24,380	4,463	(47)	8	(39)	4,424
Special Purpose Entities:
Bansa Santander S.A.	100	(3,027)	(1,411)	-	-	-	(1,411)
Gesbán Santander Servicios profesionales Contables Limitada	100	211	139	-	-	-	139
Santander Gestión de Recaudación y Cobranza Limitada	100	3,864	4,211	-	-	-	4,211
Multinegocios S.A.	100	92	16	-	-	-	16
Servicios Administración y Financieros Limitada	100	32	19	-	-	-	19
Servicios de Cobranzas Fiscalex Limitada	100	71	43	-	-	-	43
Multiservicios de Negocios Limitada	100	256	117	-	-	-	117
Subtotal		1,499	3,134	-	-	-	3,134

Total		25,879	7,597	(47)	8	(39)	7,558

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009

NOTE 28 -INTEREST INCOME AND EXPENSE:

This item refers to interest earned in the period by all the financial assets whose return, whether implicitly or explicitly, is determined by applying the effective interest rate method, regardless of the value at fair value, as well as the reclassifications of products as a consequence of hedge accounting.

a)	The composition of income from interest and adjustments, not including income from hedge accounting, for all periods presented is as follows:

	As of December 31,
	2010				2009				2008
	Interest	Adjustments (*)	Prepaid fees	Total	Interest	Adjustments(*)	Prepaid fees	Total	Interest	Adjustments(*)	Prepaid fees	Total
Items	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Repurchase agreements	2,041	105	-	2,146	16,903	3,603	-	20,506	3,691	-	-	3,691
Interbank loans	934	-	-	934	262	-	-	262	1,273	-	-	1,273
Commercial loans	473,559	65,972	3,089	542,620	574,912	(65,137)	3,016	512,791	577,043	273,751	1,935	852,729
Mortgage loans	188,940	101,979	5,415	296,334	182,262	(88,801)	4,109	97,570	169,946	317,678	4,874	492,498
Consumer loans	481,860	1,533	2,899	486,292	506,896	(1,844)	3,249	508,301	548,570	9,704	2,282	560,556
Investment instruments	47,512	13,194	-	60,706	47,331	(20,646)	-	26,685	55,631	59,895	-	115,526
Other interest income	6,176	1,026	-	7,202	3,102	1,897	-	4,999	32,619	7,750	-	40,369

Interest income	1,201,022	183,809	11,403	1,396,234	1,331,668	(170,928)	10,374	1,171,114	1,388,773	668,778	9,091	2,066,642

(*) The adjustments are a result of changes in the Unidades de Fomento (“UF”).  The UF is an inflation-index Chilean monetary unit with a value in Chilean pesos that changes daily to reflect changes in the official Consumer Price Index (“CPI”) of the Instituto Nacional de Estadísticas (the Chilean National Institute of Statistics) for the previous month.  The effect of any changes in the nominal peso value of our UF-denominated interest earning assets and interest bearing liabilities is reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest income and expense, respectively.

b)	As indicated Note 1 i), suspended interests are recorded in suspense accounts (off-balance-sheet accounts) until they are effectively received.

The detail of income from suspended interest for all periods presented is as follows:

	As of December 31,
	2010				2009				2008
	Interest	Adjustments (*)	Prepaid fees	Total	Interest	Adjustments (*)	Prepaid fees	Total	Interest	Adjustments(*)	Prepaid fees	Total
Off balance sheet	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	22,675	3,345	-	26,020	21,224	3,933	-	25,157	11,188	14,748	-	25,936
Mortgage loans	3,956	3,501	-	7,457	5,570	2,726	-	8,296	1,728	1,678	-	3,406
Consumer loans	16,282	498	-	16,780	32,788	(671)	-	32,117	18,168	7,538	-	25,706

Total	42,913	7,344	-	50,257	59,582	5,988	-	65,570	31,084	23,964	-	55,048

(*) The adjustments are a result of changes in the Unidades de Fomento (“UF”).  The UF is an inflation-index Chilean monetary unit with a value in Chilean pesos that changes daily to reflect changes in the official Consumer Price Index (“CPI”) of the Instituto Nacional de Estadísticas (the Chilean National Institute of Statistics) for the previous month.  The effect of any changes in the nominal peso value of our UF-denominated interest earning assets and interest bearing liabilities is reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest income and expense, respectively.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009

NOTE 28 -INTEREST INCOME AND EXPENSE, continued:

c)	The composition of expense from interest and adjustments, excluding expense from hedge accounting for all periods presented, is as follows:

	As of December 31,
	2010				2009				2008
	Interest	Adjustments (*)	Prepaid fees	Total	Interest	Adjustments (*)	Prepaid fees	Total	Interest	Adjustments (*)	Prepaid fees	Total
Items	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Demand deposits	(511)	(378)	-	(889)	(704)	(167)	-	(871)	(1,551)	(67)	-	(1,618)
Repurchase agreements	(2,164)	(215)	-	(2,379)	(15,372)	572	-	(14,800)	(32,096)	(903)	-	(32,999)
Time deposits and liabilities	(169,875)	(51,784)	-	(221,659)	(293,658)	65,909	-	(227,749)	(447,990)	(286,493)	-	(734,483)
Interbank borrowings	(29,872)	(33)	-	(29,905)	(29,030)	64	-	(28,966)	(54,547)	(280)	-	(54,827)
Issued debt instruments	(132,415)	(55,124)	-	(187,539)	(112,549)	49,801	-	(62,748)	(108,356)	(169,986)	-	(278,342)
Other financial liabilities	(4,941)	(988)	-	(5,929)	(3,834)	1,447	-	(2,387)	(2,429)	(3,502)	-	(5,931)
Other interest expense	(109)	(6,098)	-	(6,207)	(1,994)	(71)	-	(2,065)	(3,308)	(9,112)	-	(12,420)
											-
Interest expense total	(339,887)	(114,620)	-	(454,507)	(457,141)	117,555	-	(339,586)	(650,277)	(470,343)	-	(1,120,620)

(*) The adjustments are a result of changes in the Unidades de Fomento (“UF”).  The UF is an inflation-index Chilean monetary unit with a value in Chilean pesos that changes daily to reflect changes in the official Consumer Price Index (“CPI”) of the Instituto Nacional de Estadísticas (the Chilean National Institute of Statistics) for the previous month.  The effect of any changes in the nominal peso value of our UF-denominated interest earning assets and interest bearing liabilities is reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest income and expense, respectively.

d)	The summary of interest and expenses for the years ended December 31,2010, 2009 and 2008:

	As of December 31,
	2010	2009	2008
Items	MCh$	MCh$	MCh$

Interest income	1,396,234	1,171,114	2,066,642
Interest expense	(454,507)	(339,586)	(1,120,620)

Interest income	941,727	831,528	946,022

Income from hedge accounting (net)	(2,008)	24,988	(53,956)

Total net interest income	939,719	856,516	892,066

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009

NOTE 29 – FEES AND COMMISSIONS:

This item includes the amount of fees earned and paid in the period, except for those which are an integral part of the financial instrument’s effective interest rate:

	As of December 31,
	2010	2009	2008
	MCh$	MCh$	MCh$

Fee and commission income
Fees and commissions for lines of credits and overdrafts	15,603	25,822	38,878
Fees and commissions for guarantees and letters of credit	22,852	24,558	17,092
Fees and commissions for card services	107,047	96,388	87,403
Fees and commissions for management of accounts	27,011	27,566	25,605
Fees and commissions for collections and payments	60,136	65,782	59,237
Fees and commissions for intermediation and management of securities	10,882	7,808	8,830
Fees and commissions for investments in mutual funds or others	39,952	30,766	28,220
Compensation for marketing of securities	32,783	16,307	15,284
Office banking	9,435	8,586	5,285
Other fees earned	12,482	12,342	10,135
Total	338,183	315,925	295,969

	As of December 31,
	2010	2009	2008
	MCh$	MCh$	MCh$

Fee and commission expense
Compensation for card operation	(51,148)	(44,718)	(43,631)
Fees and commissions for securities transactions	(1,781)	(1,276)	(2,292)
Office banking	(7,603)	(6,034)	(3,341)
Other fees	(14,069)	(9,767)	(3,576)
Total	(74,601)	(61,795)	(52,840)

Net fees and commissions income	263,582	254,130	243,129

The fees earned in transactions with letters of credit are recorded line item “interest income” in the Consolidated Statement of Income.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009

NOTE 30 – NET INCOME FROM FINANCIAL OPERATIONS:

This item includes the adjustments for changes in financial instruments, except for interest attributable to the application of the effective interest rate method for adjustments to asset values, as well as the income earned in purchases and sales of financial instruments.

As of December 31, 2010, 2009 and 2008, the detail of income from financial operations is as follows:

	As of December 31,
	2010	2009	2008
	MCh$	MCh$	MCh$

Net income from financial operations
Trading derivatives	3,598	(102,825)	178,883
Trading investments:	31,058	49,220	77,222
Sale of loans and accounts receivables from customers
Current portfolio	2,573	542	980
Written-off portfolio	9,824	8,689	14,037
Available for sale investments	(8,319)	47,335	3,807
Other income from financial operations	21	926	(1,452)
Total	38,755	3,887	273,477

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009

NOTE 31 - NET FOREIGN EXCHANGE PROFIT (LOSS):

This item includes the income earned from foreign currency trading, differences that arise from translating monetary items denominated in a foreign currency to the functional currency,  and those generated by non-monetary assets in a foreign currency at the time of their sale.

As of December 31, 2010, 2009 and 2008, the detail of foreign exchange income is as follows:

	As of December 31,
	2010	2009	2008
	MCh$	MCh$	MCh$

Currency exchange differences
Net profit (loss) from currency exchange differences	273,997	401,695	(402,927)
Hedging derivatives	(215,721)	(266,221)	243,979
Income from adjustable assets in foreign currency	(3,176)	(10,138)	12,684
Income from adjustable liabilities in foreign currency	2,133	37,905	(40,778)
Total	57,233	163,241	(187,042)

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009

NOTE 32 - PROVISION FOR LOAN LOSSES:

The 2010, 2009 and 2008 activity for provision for loan losses recorded on the income statement is as follows:

		Loans and accounts receivables from customers
As of December 31, 2010	Interbank loans MCh$	Commercial loans MCh$	Mortgage loans MCh$	Consumer loans MCh$	Contingent credits MCh$	Total MCh$

Allowances and charge-offs
- Individual evaluations	(131)	(40,729)	-	-	(3,416)	(44,276)
- Group evaluations	-	(65,652)	(16,300)	(187,740)	(298)	(269,990)
Total allowances and charge-offs	(131)	(106,381)	(16,300)	(187,740)	(3,714)	(314,266)

Allowances released
- Individual evaluations	119	10,828	-	-	1,936	12,883
- Group evaluations	-	8,683	952	7,135	219	16,989
Total released allowances	119	19,511	952	7,135	2,155	29,872

Recovery of loans previously charged off	-	6,994	1,389	22,096	-	30,479

Net charge to income	(12)	(79,876)	(13,959)	(158,509)	(1,559)	(253,915)

		Loans and accounts receivables from customers
As of December 31, 2009	Interbank loans MCh$	Commercial loans MCh$	Mortgage loans MCh$	Consumer loans MCh$	Contingent loans MCh$	Total MCh$

Allowances and charge-offs
- Individual evaluations	(7)	(34,037)	-	-	(1,380)	(35,424)
- Group evaluations	-	(73,774)	(14,061)	(276,530)	-	(364,365)
Total allowances and charge-offs	(7)	(107,811)	(14,061)	(276,530)	(1,380)	(399,789)

Allowances released
- Individual evaluations	-	5,635	-	-	-	5,635
- Group evaluations	-	1,718	1,450	18,495	72	21,735
Total released allowances	-	7,353	1,450	18,495	72	27,370

Recovery of loans previously charged off	-	8,446	2,560	28,268	-	39,274

Net charge to income	(7)	(92,012)	(10,051)	(229,767)	(1,308)	(333,145)

		Loans and accounts receivables from customers
As of December 31, 2008	Interbank loans MCh$	Commercial loans MCh$	Mortgage loans MCh$	Consumer loans MCh$	Contingent loans MCh$	Total MCh$

Allowances and charge-offs
- Individual evaluations	(35)	(32,284)	-	-	(2,759)	(35,078)
- Group evaluations	-	(41,235)	(8,761)	(251,068)	(49)	(301,113)
Total allowances and charge-offs	(35)	(73,519)	(8,761)	(251,068)	(2,808)	(336,191)

Allowances released
- Individual evaluations	-	2,725	-	-	2,401	5,126
- Group evaluations	-	2,046	685	2,457	-	5,188
Total released allowances	-	4,771	685	2,457	2,401	10,314

Recovery of loans previously charged off	-	9,244	1,932	26,718	-	37,894

Net charge to income	(35)	(59,504)	(6,144)	(221,893)	(407)	(287,983)

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009

NOTE 33 - PERSONNEL SALARIES AND EXPENSES:

a)	Composition of personnel salaries and expenses

	As of December 31,
	2010	2009	2008
	MCh$	MCh$	MCh$

Personnel salaries	157,578	152,695	161,801
Bonuses or gratifications	62,958	47,983	47,364
Stock-based benefits	2,042	2,371	1,352
Seniority compensation	6,275	3,075	17,844
Pension plans	936	100	-
Training expenses	1,616	1,452	1,763
Day care and kindergarten	1,960	1,582	1,295
Health funds	2,671	2,519	2,492
Welfare fund	440	462	435
Other personnel expenses	13,789	12,245	12,429
Totals	250,265	224,484	246,775

b)	Stock-based benefits

Banco Santander Chile and its subsidiaries have designed variable-compensation plans for their employees, based on performance targets and objectives, the achievement of which are evaluated and paid on a quarterly and/or annual basis. There are also multi-year variable-compensation plans designed to retain and motivate executives, whose compensation depends on the achievement of overall wide and individual targets over the course of a time period exceeding one year.

Long-term incentive policy

In 2007, the Parent Company’s Board of Directors approved a long-term incentive plan (PI06) consisting of granting stock-options on Banco Santander S.A. (the Parent Company) shares for the 2008-2010 period. This plan focuses on the Santander Group’s executive directors and certain executive employees in Spain and other Santander Group companies.

As of December 31, 2008 approximately 90 of the Bank’s executives enrolled in Plan PI06 exercised 3,099,850 options over Banco Santander S.A. shares. (the Parent Company located in Spain) at a price of € 9,09 per share.

Stock performance plan

This consists of a multi-year incentive plan with compensation in the Parent Company’s shares. The plan’s beneficiaries are the Executive Directors, other members of Top Management and other Bank employees designated by the Parent Company’s Board of Directors or, by delegation from it, the Executive Committee. The shares are distributed if the following conditions are met:

i.	The share price reaches the top 10 as compared to 30 other global banks.
ii.	Earnings per share reach the top 10 as compared to 30 other global banks.
iii.	The Bank has achieved its commercial and financial budget objectives in the last two years.
iv.	The executive has achieved his/her personal goals during the last two years and has continued to work at the Bank until the end of the program.

This plan involves cycles of shares given to the beneficiaries. Each cycle has a three-year length, so a cycle will begin every year and, from 2007 onward, another cycle will simultaneously terminate. The objective is to establish an adequate sequence between the end of the incentive program linked to the previous plan (PI06) and the successive cycles of this plan. Accordingly, the first two cycles began in July 2007, the first cycle had a two-year length (PI09), and the second cycle has a standard three-year length (PI10). In June 2008 and 2009 the third-cycle (PI11) and fourth-cycle (PI12) incentive plans were approved by the Parent Company. These new plans consist of three-year cycles and are linked to the fulfillment of the predetermined objectives.  In 2010, the beginning of the fifth cycle was approved. This new cycle has a standard term of three years and began to impact the Consolidated Statements of Income in 2010.

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

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009

NOTE 33 - PERSONNEL SALARIES AND EXPENSES, continued:

The final number of shares to be granted in each cycle is determined by the degree of fulfillment of the objectives on the third anniversary of each cycle (with the exception of the first cycle, for which the second anniversary is used), and the shares will be delivered within seven months from the date the cycle ends. The TSR and the growth of EPS for Santander and the reference financial institutions will be calculated at that time, which will yield 50% of the amount of shares to be granted according to the following scale and based on the relative position of the Parent Company:

The achievement of objectives chart for the I09, I10, and I11 plans is as follows:

Santander’s position in the TSR Ranking	Maximum percentage of shares earned	Santander’s position in the EPS growth ranking	Maximum percentage of shares earned

1st to 6th	50%	1st to 6th	50%
7°	43%	7°	43%
8°	36%	8°	36%
9°	29%	9°	29%
10°	22%	10°	22%
11°	15%	11°	15%
12th and above	0%	12th and above	0%

For the I12 and I13 plans only TSR is measured:

Santander’s position in the TSR Ranking	Maximum percentage of shares earned

1st to 5th	100%
6°	82.5%
7°	65.0%
8°	47.5%
9°	30.0%
10th and above	0.0%

If Banco Santander, S.A. is within the first quartile (including the 25th percentile) for each of the measures considered (TSR and EPS growth), the maximum percentage of shares will be earned; if it is at the median (including the 50th percentile), 30% of the maximum percentage of shares will be earned. If it is below the median, all the share distributions will be voided.

As of December 31, 2010 the aforementioned objectives were achieved in their entirety, so the Bank recorded a cost for the period of Ch$2,042 million, which corresponds to the fair value of Plan I10 (which ended on June 30, 2010), Plan I11, Plan I12, and Plan I13 for the shares granted; this sum was charged to income in the specific period in which the beneficiaries provided their services to Banco Santander Chile. This program had no diluting effects on the non-controlling interests. This fair value was calculated as described below:

The fair value of the 50% which is linked to the TSR was determined by Santander Group on the basis of the Monte Carlo valuation model with 10,000 simulations ran to determine the TSR for each of the reference Group companies, considering the aforementioned variables. The results (each of which represents the distribution of a number of shares) are classified in descending order through the calculation of the weighted average, and this amount is discounted at the risk-free interest rate.

	PI09	PI10	PI11	PI12	PI13
Expected volatility (*)	16.25%	15.67%	19.31%	42.36%	49.64%
Historical annual dividend return	3.23%	3.24%	3.47%	4.88%	6.33%
Risk-free interest rate	4.47%	4.49%	4.83%	2.04%	3.33%

(*) Determined on the basis of historical volatility over the course of the period (two or three years).

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009

NOTE 33 - PERSONNEL SALARIES AND EXPENSES, continued:

The simulation model’s application yields a percentage value of 42.7% for PI09, 42.3% for PI10 and 44.9% for the second cycle for PI11,  55.4% for PI12, (which is applied to 50% of the value of the granted shares to determine the carrying amount of the incentive’s TSR-based portion) and finally 49.64% for PI13. Since this valuation is related to a market condition, it cannot be adjusted after the date on which the shares are granted.

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

Below is a table which provides a detail of the foregoing:

	Number of shares	Exercise price		Group of employees	Number of individuals	Date of commencement of the exercise period	Date of termination of exercise period
		€

Plans in force on January 1, 2005
Options granted (Plan I06)	4,284,700	9,09	(**)	Managers	123	01/15/2008	01/15/2009
Options exercised	-	-		-
Options cancelled or not exercised	(267,700)	-		-	(6)	01/15/2008	01/15/2009

Plans in force on December 31, 2005	4,017,000
Options exercised	-	-		-	-	-	-
Options cancelled, net (Plan I06)	(166,600)	9,09		Managers	(5)	01/15/2009	01/15/2009

Plans in force on December31, 2006	3,850,400
Options granted (Plan I09)	270,823	-		Managers	159	07/01/2006	06/30/2009
Options granted (Plan I09)	12,844	-		Other non-managerial positions	23	07/01/2006	06/30/2009
Options granted (Plan I10)	276,048	-		Managers	159	07/01/2007	06/30/2010
Options granted (Plan I10)	12,720	-		Other non-managerial positions	23	07/01/2007	06/30/2010
Options cancelled, net (Plan I06)	(184,900)	9,09		Managers	-	-	-

Plans in force on December 31, 2007	4,237,935
Options granted (Plan I09)	134,985	-		Managers	159	07/01/2006	06/30/2009
Options granted (Plan I09)	6,401	-		Other non-managerial positions	22	07/01/2006	06/30/2009
Options granted (Plan I10)	676,553	-		Managers	159	07/01/2007	06/30/2010
Options granted (Plan I10)	31,174	-		Other non-managerial positions	22	07/01/2007	06/30/2010
Options granted (Plan I11)	395,236	-		Managers	161	07/01/2008	06/30/2011
Options granted (Plan I11)	26,559	-		Other non-managerial positions	53	07/01/2008	06/30/2011
Options cancelled, net (Plan I06)	(565,650)	-		-	-	04/15/2009	01/15/2009
Options exercised, net (Plan I06)	(3,099,850)	-		Managers	90	-	-

Plans in force on December31, 2008	1,843,343
Options granted (Plan I09)	269,472	-		Managers	159	07/01/2006	06/30/2009
Options granted (Plan I09)	12,780	-		Other non-managerial positions	22	07/01/2006	06/30/2009
Options granted (Plan I10)	566,568	-		Managers	159	07/01/2007	06/30/2010
Options granted (Plan I10)	26,106	-		Other non-managerial positions	22	07/01/2007	06/30/2010
Options granted (Plan I11)	661,968	-		Managers	161	07/01/2008	06/30/2011
Options granted (Plan I11)	44,483	-		Other non-managerial positions	53	07/01/2008	06/30/2011
Options granted (Plan I12)	327,882	-		Managers	157	07/01/2009	06/30/2012
Options granted (Plan I12)	36,848	-		Other non-managerial positions	76	07/01/2009	06/30/2012
Options exercised (Plan I09)	(675,280)	-		Managers	159	-	-
Options exercised (Plan I09)	(32,025)	-		Other non-managerial positions	22	-	-

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009

NOTE 33 - PERSONNEL SALARIES AND EXPENSES, continued:

Below is a table which provides a detail of the foregoing, continued:

	Number of shares	Exercise price	Group of employees	Number of individuals	Date of commencement of the exercise	Date of termination of exercise period
		€
Plans in force on December 31, 2009	3,082,145
Options granted (Plan I10)	237,976	-	Managers	162	07/01/2007	06/30/2010
Options granted (Plan I10)	9,070	-	Other non-managerial positions	19	07/01/2007	06/30/2010
Options granted (Plan I11)	557,772	-	Managers	167	07/01/2008	06/30/2011
Options granted (Plan I11)	31,171	-	Other non-managerial positions	47	07/01/2008	06/30/2011
Options granted (Plan I12)	564,339	-	Managers	170	07/01/2009	06/30/2012
Options granted (Plan I12)	43,787	-	Other non-managerial positions	63	07/01/2009	06/30/2012
Options granted (Plan I13)	376,049	-	Not distributed	-	07/01/2010	06/30/2013
Options exercised (Plan I10)	(1,757,145)	-	Managers	162	-	-
Options exercised (Plan I10)	(79,070)	-	Other non-managerial positions	19	-	-

Plans in force on December 31, 2010	3,066,094
Plan I11	1,717,189	-
Plan I12	972,856	-
Plan I13	376,049	-

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

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009

NOTE 34 – ADMINISTRATIVE EXPENSES:

As of December 31, 2010, 2009 and 2008, the composition of the item is as follows:

	As of December 31,
	2010	2009	2008
	MCh$	MCh$	MCh$

General administrative expenses
Maintenance and repair of property, plant and equipment	11,165	10,260	10,455
Office lease	18,875	17,202	14,687
Equipment lease	156	228	192
Insurance payments	1,740	1,183	1,225
Office supplies	6,693	6,626	7,350
Information technology and communication expenses	21,092	19,789	22,620
Lighting, heating, and other utilities	5,504	6,204	5,576
Security and valuables transport services	10,185	10,136	10,116
Representation and personnel travel expenses	4,024	3,789	4,080
Judicial and notarial expenses	6,466	4,470	2,452
Fees for technical reports	4,171	5,665	5,155
Fees for professional services	648	631	725
Other general administrative expenses	2,564	3,012	2,943
Outsourced services
Data processing	20,066	14,585	8,568
Other	10,017	9,398	14,286
Board expenses
Compensation to Board members	894	645	628
Marketing expenses
Publicity and advertising	14,228	13,847	14,615
Taxes, payroll taxes and contributions
Real estate contributions	1,655	1,886	1,795
Patents	1,663	1,701	1,526
Other taxes	28	24	30
Contributions to SBIF	5,509	5,431	4,658

Total	147,343	136,712	133,682

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009

NOTE 35 – DEPRECIATION AMORTIZATION AND IMPAIRMENT:

a)	Depreciation and, amortization and impairment charges during the years 2010, 2009 and 2008 are detailed below:

	As of December 31,
	2010	2009	2008
	MCh$	MCh$	MCh$

Depreciation and amortization
Depreciation of property, plant and equipment	(22,175)	(21,691)	(21,458)
Amortization of Intangible assets	(27,228)	(24,932)	(26,169)
Impairment of property, plant, and equipment	(4,925)	(75)	(84)
Total	(54,328)	(46,698)	(47,711)

As of December 2010, the amount of impairment of property, plan, and equipment totaled Ch$ 4,925 million due to the earthquake on February 27, 2010 which affected some of the offices located at the damaged zone for a total Ch$4,739 million in offices and Ch$186 million for ATMs.  As of December 31, 2009 the amount of impairment to property, plant, and equipment totaled Ch$75 million for damages to ATMs.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009

NOTE 36 – OTHER OPERATING INCOME AND EXPENSES:

a)	Other operating income are comprised of the following components:

	As of December 31,
	2010	2009	2008
	MCh$	MCh$	MCh$

Income from assets received in lieu of payment
Income from sale of assets received in lieu of payment	1,556	29	1,518
Recovery of charge-offs and income from assets received in lieu of payment	-	-	-
Subtotal	1,556	29	1,518
Income from sale of investments in other companies (*)
Gain on sale of investments in other companies	-	1,859	4,348
Subtotal	-	1,859	4,348
Other income
Leases	117	1,123	1,304
Gain on sale of property, plant and equipment (**)	31,246	7,622	1,248
Recovery of provisions for contingencies	7,040	14,793	1,246
Compensation from insurance companies due to earthquake	3,175	-	-
Other	474	440	1,232
Subtotal	42,052	23,978	5,030

Total	43,608	25,866	10,896

(*)
On March 10, 2009 Visa Inc. transferred to Banco Santander Chile 34,093 class LAC shares. On March 20, 2009 51% of these shares were sold, corresponding to 17,387 shares at $27,442 per share, resulting in a gain on sale of Ch$477 million.

On June 26, 2009 16,049 MasterCard shares were sold. At the time of sale their accounting value was Ch$83 million and their selling price was Ch$1,453 million generating a sale profit of Ch$1,370 million.

(**) In April 2010, Banco Santander Chile sold 5 branch offices. The carrying amount of the branches was Ch$4,927 million and their selling price was Ch$11,547 million, resulting in a gain of Ch$ 6,620 million.

In June 2010, Banco Santander Chile sold 11 branch offices. The carrying amount of the branches was Ch$8,138 million and their selling price was Ch$14,546 million resulting in a gain of Ch$ 6,408 million.

In July 2010, Banco Santander Chile sold a property. The carrying amount of the property good was Ch$380 million and its selling price was Ch$376 million, resulting in a loss of a Ch$ 4 million, included in the “other operating expenses” item.

In October 2010, Banco Santander Chile tendered the sale of 16 branches. The sale was awarded to Compañía de Seguros CorpSeguros S.A. for Ch$18,479 million.The carrying amount of the branches was Ch$8,250 million, resulting in a gain of Ch$10,229 million.

In November 2010, Banco Santander Chile sold a property. The carrying amount of the property was Ch$158 million and its selling price was Ch$220 million and resulting in a gain of a Ch$ 62 million.

In December 2010, Banco Santander Chile sold 11 branch offices. The carrying amount of the branches was Ch$4,257 million and their selling price was Ch$11,934 million resulting in a gain of Ch$ 7,677 million.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009

NOTE 36 - OTHER OPERATING INCOME AND EXPENSES, continued:

b)	Other operating expenses for the years 2010,2009 and 2008 are as following:

	As of December 31,
	2010	2009	2008
	MCh$	MCh$	MCh$

Provisions and expenses for assets received in lieu of payment
Charge-offs of assets received in lieu of payment	-	-	-
Provisions for assets received in lieu of payment	3,594	3,206	1,511
Expenses for maintenance of assets received in lieu of payment	2,392	2,922	1,667
Subtotal	5,986	6,128	3,178

Credit card expenses
Credit card expenses	3,102	3,004	4,127
Credit card memberships	3,675	2,898	3,159
Subtotal	6,777	5,902	7,286

Customer services	7,756	8,807	9,366

Other expenses
Operating charge-offs	4,843	3,106	3,791
Life insurance and general product insurance policies	5,703	4,553	4,777
Additional tax on expenses paid overseas	2,174	1,728	2,499
Expenses for mortgage credits	1,868	814	1,383
Losses on sale of property, plant and equipment	21	24	529
Expenses for foreign trade operations	128	306	211
Income from leasing transactions	82	-	-
Provisions for contingencies	775	1,088	1,075
Expenses for earthquakes damages	5,875	-	-
Other	3,414	4,908	2,203
Subtotal	24,883	16,527	16,468

Total	45,402	37,364	36,298

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009

NOTE 37 - TRANSACTIONS WITH RELATED PARTIES:

In addition to subsidiaries Affiliates and associates entities, the Bank’s “related parties” include its “key personnel” from the executive staff (members of the Bank’s Board and the Managers of Banco Santander Chile and its Affiliates, together with their close relatives), as well as the entities over which the key personnel could exercise significant influence or control.

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

Transactions between the Bank and its related parties are specified below. To facilitate comprehension, we have divided the information into four categories:

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

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009

NOTE 37 - TRANSACTIONS WITH RELATED PARTIES, continued:

a)	Loans to related parties:

Below are loans and receivables, and contingent loans, corresponding to related entities:

	As of December 31, 2010				As of December 31, 2009				As of December 31, 2008
	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Loans and accounts receivables
Commercial loans	36,966	670	2,478	14,015	11,331	914	2,840	108,372	54,996	51	2,417	110,074
Mortgage loans	-	-	15,157	-	-	-	12,754	-	-	-	11,517
Consumer loans	-	-	2,182	-	-	-	1,744	-	-	-	911	-
Loans and accounts receivables	36,966	670	19,817	14,015	11,331	914	17,338	108,372	54,996	51	14,845	110,074

Provision for loan losses	(112)	(1)	(87)	(14)	(13)	(1)	(11)	(298)	(114)	-	(8)	(34)
Net loans	36,854	669	19,730	14,001	11,318	913	17,327	108,074	54,882	51	14,837	110,040

Guarantees	7,641	-	18,649	1,359	4,552	-	45,550	596	62,040	-	13,867	602

Contingent loans
Personal guarantees	-	-	-	-	-	-	15,900	-	-	-	-	-
Letters of credit	2,964	-	-	-	1,868	-	-	-	1,582	-	-	-
Guarantees	12,307	-	-	84	134,644	-	-	259	51,237	-	-	25
Contingent loans	15,271	-	-	84	136,512	-	15,900	259	52,819	-	-	25

Provisions for contingent loans	(1)	-	-	-	(21)	-	-	-	(4)	-	-

Net contingent loans	15,270	-	-	84	136,491	-	15,900	259	52,815	-	-	25

The activity of loans to related parties during the years 2010, 2009 and 2008 is shown below:

	As of December 31,
	2010				2009				2008
	Companies	Associated	Key		Companies	Associated	Key		Companies	Associated	Key
	of the Group	companies	personnel	Other	of the Group	companies	personnel	Other	of the Group	companies	personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1	147,843	914	17,339	108,631	107,815	51	14,845	110,099	59,645	36	13,502	71,979
New loans	11,954	256	6,901	11,600	176,516	2,268	24,178	30,220	107,916	49	3,732	39,461
Payments	(107,560)	(500)	(4,423)	(106,132)	(136,488)	(1,405)	(5,785)	(31,688)	(59,746)	(34)	(2,389)	(1,341)

Balances as of December 31	52,237	670	19,817	14,099	147,843	914	33,238	108,631	107,815	51	14,845	110,099

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009

NOTE 37 - TRANSACTIONS WITH RELATED PARTIES, continued:

b)	Assets and liabilities with related parties

	As of December 31,
	2010				2009				2008
	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Assets
Cash and deposits in banks	34,104	-	-	-	-	-	-	-	-	-	-	-
Trading investments	-	-	-	-	-	-	-	-	-	-	-	-
Investments under resale agreements	-	-	-	-	-	-	-	-	-	-	-	-
Financial derivative contracts	541,737	-	-	-	405,411	-	-	-	293,649	-	-	-
Available for sale investments	-	-	-	-	-	-	-	-	-	-	-	-
Other assets	132,152	-	-	-	117,060	-	-	-	15,422	-	-	-
									-	-	-	-
Liabilities									-	-	-	-
Deposits and other demand liabilities	9,905	6,014	1,311	4,128	1,503	6,238	502	925	6,827	4,963	1,442	5,761
Investments under repurchase agreements	47,636	-	-	-	-	-	-	-	40,345	-	-	-
Time deposits and other time liabilities	320,622	-	1,657	48,749	411,295	-	1,126	21,652	387,477	-	2,918	3,057
Financial derivative contracts	317,601	-	-	-	245,574	-	-	-	358,747	-	-	-
Issued debt instruments	9,392	-	-	-	89,258	-	-	-	186,098	-	-	-
Other financial liabilities	153,913	-	-	-	55,156	-	-	-	8,967	-	-	-
Other liabilities	2,782	-	-	-	310	-	-	-	2,710	-	-	-
c)	Income (expenses) recorded with related parties

	2010				2009				2008
	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Income (expense) recorded
Income and expenses from interests and readjustments	(10,093)	55	1,279	7	(23,344)	42	308	(769)	1,070	-	67	(11)
Income and expenses from fees and services	70,359	48	102	93	56,822	71	79	50	47,984	-	11	5
Net income from financial and foreign exchange operations(*)	86,457	-	(4)	4,098	129,046	-	2	(13,634)	(210,308)	-	-	97
Other operating revenues and expenses	(4,866)	-	-	-	(4,294)	-	-	-	(3,995)	-	-	-
Key personnel compensation and expenses	-	-	(29,879)	-	-	-	(28,663)	-	-	-	(29,820)	-
Administrative and other expenses	(20,738)	(21,777)	-	-	(13,107)	(16,666)	-	-	(12,656)	(28,016)	-	-

Totals	121,119	(21,674)	(28,502)	4,198	145,123	(16,553)	(28,274)	(14,353)	(177,905)	(28,016)	(29,742)	91

(*) Reflects derivative contracts that hedge Group positions in Chile

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009

NOTE 37 - TRANSACTIONS WITH RELATED PARTIES, continued:

d)	Payments to Board members and key management personnel

The compensation received by the key management personnel, including Board members and all executives holding Manager positions, is shown in the “Personnel salaries and expenses” and/or “Administrative expenses” items of the Consolidated Statement of Income, corresponds to the following categories:

	As of December 31,
	2010	2009	2008
	MCh$	MCh$	MCh$

Personnel compensation	14,801	13,531	14,156
Board members compensation	894	645	628
Bonuses or gratifications	10,038	10,318	10,143
Compensation in stock	1,372	1,676	1,248
Training expenses	77	49	40
Seniority compensation	1,104	1,759	2,982
Health funds	242	242	299
Other personnel expenses	417	343	324
Pension plans	934	100	-
Total	29,879	28,663	29,820

e)	Composition of key personnel

As of December 31, 2010, 2009 and 2008, the composition of the Bank’s key personnel is as follows:

	No. of executives
Positions	2010	2009	2008

Directors	13	13	12
Division managers	18	13	16
Department managers	82	83	86
Managers	68	58	65

Total key personnel	181	167	179

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009

NOTE 37 - TRANSACTIONS WITH RELATED PARTIES, continued:

f)	Stock-based benefits

The following table details the activity in stock-based benefits paid to the key personnel of the Bank and its subsidiaries Affiliates. The detail for each of these benefit plans is described in section b) of Note 33.

	Number of shares	Exercise price		Group of employees	Number of individuals	Date of commencement of the exercise period	Date of termination of the exercise period
		€

Plans in force on January 1, 2005
Options granted (Plan I06)	4,284,700	9.09	(**)	Managers	123	01/15/2008	01/15/2009
Options exercised	-	-		-	-	-	-
Options cancelled or not exercised	(267,700)	-		-	(6)	01/15/2008	01/15/2009

Plans in force on December 31, 2005	4,017,000	9.09
Options exercised	-	-		-	-	-	-
Options cancelled, net (Plan I06)	(166,600)	9.09		Managers	(5)	01/15/2009	01/15/2009

Plans in force on December 31, 2006	3,850,400	9.09
Options granted (Plan I09)	270,823	-		Managers	159	07/01/2006	06/30/2009
Options granted (Plan I10)	276,048	-		Managers	159	07/01/2007	06/30/2010
Options cancelled, net (Plan I06)	(184,900)	9.09		Managers	-	-	-

Plans in force on December 31, 2007	4,212,371	-
Options granted (Plan I09)	134,985	-		Managers	159	07/01/2006	06/30/2009
Options granted (Plan I10)	676,553	-		Managers	159	07/01/2007	06/30/2010
Options granted (Plan l11)	395,236			Managers	161	07/01/2008	06/30/2011
Options cancelled, net (Plan I06)	(565,650)	-		-	-	04/15/2009	01/15/2009
Options exercised, net (Plan I06)	(3,099,850)	-		Managers	90	-	-

Plans in force on December 31, 2008	1,753,645	-
Options granted (Plan I09)	269,472	-		Managers	159	07/01/2006	06/30/2009
Options granted (Plan I10)	566,568	-		Managers	159	07/01/2007	06/30/2010
Options granted (Plan I11)	661,968	-		Managers	161	07/01/2008	06/30/2011
Options granted (Plan I12)	327,882	-		Managers	157	07/01/2009	06/30/2012
Options exercised (Plan I09)	(675,280)	-		Managers	159	-	-

Plans in force on December 31, 2009	2,904,255	-
Options granted (Plan I10)	237,976	-		Managers	162	07/01/2007	06/30/2010
Options granted (Plan I11)	557,772	-		Managers	167	07/01/2008	06/30/2011
Options granted (Plan I12)	564,339	-		Managers	170	07/01/2009	06/30/2012
Options exercised (Plan I10)	(1,757,145)	-		Managers	162	-	-

Plans in force on December 31, 2010	2,507,197	-
Plan I11	1,614,976	-
Plan I12	892,221	-

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009

NOTE 38 – PENSION PLANS:

During the second half of 2009, the Bank granted an additional benefit to its principal executives, consisting of a pension plan whose purpose is to endow them with funds for a better supplementary pension upon their retirement.

For this purpose, the Bank will match the voluntary contributions made by the beneficiaries for their future pensions with an equivalent contribution. The executives will be entitled to receive this benefit only when they fulfill all of the following conditions:

i.	Aimed at Group management
ii.	The general requisite to apply for this benefit is that the employee must be working at the Bank at age 60.
iii.	The Santander Group will take on insurance (pension fund) on the employee’s behalf for which it will pay a premium contribution periodically.
iv.	The Santander Group will be responsible for granting the benefits directly.

If the working relationship between the manager and the respective company ends, before s/he  or designated beneficiaries fulfils the abovementioned requirements, s/he will have no rights under this benefit plan.

In the event of the executive’s death or total or partial disability, s/he or designated beneficiaries will be entitled to receive this benefit.

The Bank will make the contributions to this benefit plan on the basis of mixed collective insurance policies whose beneficiary is the Bank. The life insurance company with whom such policies are executed is not an entity linked or related to the Bank or any other Santander Group company.

During the second half of 2009, the Bank made a contribution of Ch$4,726 million, and during 2010 made a contribution of Ch$267 million. The rights owned by the Bank for the Plan at the end of the  2010 period total Ch$5,170 million.

The amount of defined benefit agreements has been quantified by the Bank, based on the following criteria:

1.	Calculation method:
Use of the projected unit credit method which considers each working year as generating an additional amount of rights over benefits and values each unit separately.   It is calculated in function of the fund contributions considered as a main variable, factors associated with the legal annual pension limit, seniority, age and yearly income for each unit valued individually.

2.	Updated actuarial assumptions:
Actuarial assumptions with respect to demographic and financial variables are non-biased and mutually compatible with each other.  The most significant actuarial assumptions considered in the calculations were:

	Post–employment plans	Post–employment plans
	2010	2009

Mortality table	RV-2004	RV-2004
Disability table	PDT 1985	PDT 1985
Turnover rates	5.0%	5.0%

Assets related to the pension fund contributed by the Bank into the insurance company with respect to defined benefit plans are presented as net of associated commitments.  The balance of this item at the end of the period is as follows:

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009

NOTE 38 - PENSION PLANS, continued:

The period’s activity for post-employment benefits is as follows:

	2010	2009
	MCh$	MCh$
Plan assets	5,170	4,993
Commitments for defined-benefit plans
For active personnel	(953)	(100)
Incurred by inactive personnel	-	-
Minus:
Unrealized actuarial (gain) losses	-	-
Balances at the period end	4,217	4,893

The period’s flow for post-employment benefits is as follows:

	2010	2009
	MCh$	MCh$

a ) Fair value of plan assets
Balance at beginning of period	4,893	-
Expected return of insurance contracts	202	-
Employer contributions	43	4,993
Actuarial (gain) losses	-	-
Premiums paid	-	-
Benefits paid	-	-
Other	32	-
Fair value of plan assets at end of period	5,170	4,993
b ) Present value of obligations
Present value of obligations at beginning of the period	-	-
Net incorporation of Group companies	-	-
Service cost	(941)	(100)
Interest cost	-	-
Curtailment/settlement effect	-	-
Benefits paid	-	-
Past service cost	-	-
Actuarial (gain) losses	(12)	-
Other	-	-
Present value of obligations at end of the period	(953)	(100)
Net balance at the period end	4,217	4,893

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009

NOTE 38 - PENSION PLANS, continued:

Expected rate of return on plan assets and reimbursement rights:

	2010	2009

Expected rate of return on plan’s assets	UF + 2.50% annual	UF + 2.50% annual
Expected rate of return on reimbursement rights	UF + 2.50% annual	UF + 2.50% annual

Plan expenses:

	2010	2009
	MCh$	MCh$

Current period service cost	941	100
Interest cost	-	-
Expected return on plan assets	(202)	-
Expected return on insurance contracts linked to the Plan:
Extraordinary allocations	-	-
Actuarial (gains)/losses recorded in the period	12	-
Past service cost	-	-
Other	-	-
Totals	751	100

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009

NOTE 39 - FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES:

Fair value is defined as the amount at which a financial instrument (asset or liability) could be exchanged or settled, respectively, on that date between knowledgeable, willing parties in an arm’s length transaction (i.e., not in a forced or liquidation sale). The most objective and customary reference for the fair value of an asset or liability is the quoted price that would be paid for it on a transparent organized market (“estimated fair value”).

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

Determination of fair value of financial instruments

Below is a comparison between the value at which the Bank’s financial assets and liabilities are recorded and their fair value as of December 31, 2010 and 2009:

	As of December 31,
	2010		2009
	Amount recorded	Fair value	Amount recorded	Fair value
	MCh$	MCh$	MCh$	MCh$

Assets
Cash and deposits in banks	1,762,198	1,762,198	2,043,458	2,043,458
Unsettled transactions	374,368	374,368	468,134	468,134
Trading investments	379,670	379,670	798,539	798,539
Investments under resale agreements	170,985	170,985	14,020	14,020
Financial derivative contracts	1,624,378	1,624,378	1,393,878	1,393,878
Loans and accounts receivable from customers and interbank loans	15,301,835	17,641,581	13,401,749	15,075,810
Available for sale investments	1,473,980	1,473,980	1,830,090	1,830,090

Liabilities
Deposits and interbank borrowings	13,079,248	13,191,439	12,755,581	12,446,748
Unsettled transactions	300,125	300,125	275,474	275,474
Investments under repurchase agreements	294,725	294,725	1,114,605	1,114,605
Financial derivative contracts	1,643,979	1,643,979	1,348,906	1,348,906
Issued debt instruments and other financial liabilities	4,357,177	4,598,640	3,071,587	3,184,880

In addition, the fair value estimates presented above are not intended to estimate the value of the Bank’s profits generated by its business activity, nor its future activities, and accordingly, they do not represent the Bank’s value as a going concern. Below is a summary of the methods used to estimate the fair value of the Bank’s financial instruments:

a)	Cash and deposits in banks

The recorded value of cash and interbank loans approximates its estimated fair value in view of these instruments’ short-term nature.

b)	Unsettled transactions, trading instruments, available for sale investment instruments, resale agreements, and securities loans

The estimated fair value of these financial instruments was determined through the use of market values or quotes by an available dealer, or the prices quoted on the market for similar financial instruments. Investments maturing in less than one year are valued at their recorded value because they are - in view of their short terms - deemed to have a fair value that does not significantly diverge from their recorded value. For the fair value estimates of debt investments or debt securities included in these items, additional variables and inputs are considered to the extent applicable, including an estimate of prepayment rates and the issuers’ credit risk.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009

NOTE 39 - FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued:

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

Measurement of fair value and hierarchy

IFRS 7 provides a hierarchy of reasonable value which separates the inputs and/or valuation technique assumptions used to measure the fair value of financial instruments. The hierarchy reflects the significant of the inputs used in making the measurement. The three levels of the hierarchy of fair values are the following:

Level 1: In quoted prices on active markets for identical assets and liabilities;

Level 2: inputs other than quoted prices included within in level 1 that are observable for assets or liabilities, either directly or indirectly;  and

Level 3: inputs for the asset or liability that are not based on observable market data.

The hierarchy level within which the fair value measurement is categorized in its entirety is determined based on the lowest level input that is significant to fair value the measurement in its entirety.

The best evidence of a financial instrument’s fair value at initial recognition is the transaction price (Level 1).

In cases where quoted market prices cannot be observed, Management makes its best estimate of the price that the market would set using its own internal models which in most cases use data based on observable market parameters as significant inputs (Level 2) and, in very specific cases, they use significant inputs not observable in market data (Level 3).

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009

NOTE 39 - FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued:

Financial instruments at fair value and determined by quotations published in active markets (Level 1) include:

1)	Chilean Government and Department of Treasury bonds
2)	Average Chamber Swaps
3)	FX Forward and Inflation.
4)	Cross Currency Swaps (CCS)
5)	FX Options.
6)	Interest Rate Swap (IRS) FX.

Instruments which cannot be 100% observable in the market are valued according to other inputs which are observable in the market (Level 2). They include:

1)	Mortgage bonds
2)	Private paper
3)	Deposits

In limited occasions significant inputs not observable in market data are used (Level 3). To carry out this estimate, several techniques are used, including extrapolation of observable market data or a mix of observable data.

1)	Interest Rate Swap (IRS) TAB.
2)	Local currency interest rate options
3)	Bonds (in our case, low liquidity bonds).

The Bank has determined certain financial instruments as Level 3 since the fair value measurement is based on internal modeling information, not observable in the market data.

The following financial instruments are classified under Level 3:

	Type of financial instrument	Model used in valuation	Description
•	Caps/Floors/Swaptions	Black Normal Model for Cap/Floors and Swaptions	There is no observable input of implicit volatility.
•	UF options	Black – Scholes	There is no observable input of implicit volatility.
•	Cross currency swap with window	Hull-White	Hybrid HW model for rates and Brownian motion for FX. There is no observable input of implicit volatility.
•	Cross currency swaps with Metro de Santiago S.A.	Implicit Forward Rate Agreement (FRA)	Start Fwd unsupported by MUREX (platform) due to the UF forward estimate.
•	Cross currency swap, Interest rate swap, Call money swap in Tasa Activa Bancaria (Active Banks Rate) TAB	Other	Validation obtained by using the interest curve and interpolating at flow maturities, but TAB is not a directly observable variable and is not correlated to any market input.

The following table presents the assets and liabilities that are measured at fair value on a recurrent basis, as of December 31, 2010 and 2009:

	December 31	Fair value Measurement
	2010	Level 1	Level 2	Level 3
	MCh$	MCh$	MCh$	MCh$

Assets
Trading investments	379,670	348,638	31,032	-
Available for sale investments	1,473,980	1,097,487	376,224	269
Derivatives	1,624,378	-	1,520,339	104,039
Total	3,478,028	1,446,125	1,927,595	104,308

Liabilities
Derivatives	1,643,979	-	1,638,557	5,422
Total	1,643,979	-	1,638,557	5,422

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009

NOTE 39 - FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued:

	December 31	Fair value Measurement
	2009	Level 1	Level 2	Level 3
	MCh$	MCh$	MCh$	MCh$

Assets
Trading investments	798,539	798,539	-	-
Available for sale investments	1,830,090	1,830,090	-	-
Derivatives	1,393,878	-	1,181,660	212,218
Totals	4,022,507	2,628,629	1,181,660	212,218

Liabilities
Derivatives	1,348,906	-	880,058	468,848
Totals	1,348,906	-	880,058	468,848

The are no transfers between level 1 and 2 for the years ended December 31,2010 and 2009.

The following table presents the Bank’s activity for assets and liabilities measured at fair value on a recurrent basis using unobserved significant market data (Level 3) as of December 31, 2010 and 2009:

	Assets	Liabilities
	MCh$	MCh$

As of January 1, 2010	212,218	(468,848)

Total realized and unrealized profits (losses):
Included in statement of income	(107,884)	474,270
Included in other comprehensive income	(26)	-
Purchases, issuances, and placements (net)	-	-

As of December 31, 2010	104,308	5,422

Total profits or losses included in income for 2010 that are attributable to change in unrealized profits (losses) related to assets or liabilities as of December 31, 2010	(107,910)	474,270

	Assets	Liabilities
	MCh$	MCh$

As of January 1, 2009	81,304	(51,401)

Total realized and unrealized profits (losses):
Included in statement of income	130,914	(417,447)
Included in other comprehensive income	-	-
Purchases, issuances, and placements (net)	-	-

As of December 31, 2009	212,218	(468,848)

Total profits or losses included in income for 2009 that are attributable to change in unrealized profits (losses) related to assets or liabilities as of December 31, 2009	130,914	(417,447)

The realized and unrealized profits (losses) included in income for 2010 and 2009, in the assets and liabilities measured at fair value on a recurrent basis through unobservable market data (Level 3) are recorded in the Income Statement under the “Net  income from financial operations” item.

The potential effect as of December 31, 2010 and 2009 on the valuation of assets and liabilities measured at fair value on a recurrent basis through unobservable significant market data (level 3), generated by changes in the principal assumptions if other reasonably possible assumptions that are less or more favorable were used, is not considered by the Bank to be significant.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009

NOTE 40 - RISK MANAGEMENT:

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

-
Liquidity risk: liquidity risk is the possibility that an entity may be unable to meet its payment commitments, or that in order to meet them, it may have to raise funds on onerous terms or damage its image and reputation

-
Operating risk: this is a risk arising from human errors, system errors, fraud or external events which may damage the Bank’s reputation, may have legal or regulatory implications, or cause financial losses

This note includes information on the Bank’s exposure to these risks and on its objectives, policies, and processes involved in their measurement and management.

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

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009

NOTE 40 - RISK MANAGEMENT, continued:

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

While preparing a loan application for a corporate customer, the Bank verifies multiple parameters such as ability to service debt (generally including the projected cash flows), the customer’s financial history, and/or projections for the economic sector or industry in which it operates. The risk division is closely involved in this process. All applications contain an analysis of the customer’s strengths and weaknesses, a rating, and a recommendation. Credit limits are not determined on the basis of the customers’ outstanding loan balances, but on the financial group’s direct and indirect credit risk. For example, a corporation would be evaluated jointly with its subsidiaries and affiliates.

Consumer loans are evaluated and approved by their respective risk divisions (individual, PYME), and the evaluation process is based on an evaluation system known as Garra (Claw) (Banco Santander) and Syseva (Santander Banefe). Both of these processes are decentralized, automated, and based on a scoring system that includes the credit risk policies adopted by the Bank’s Board. The loan application process is based on a collection of information to determine the customer’s financial condition and ability to pay. The parameters used to evaluate an applicant’s credit risk include several variables, such as income level, duration of current employment, indebtedness and credit bureau reports.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009

NOTE 40 - RISK MANAGEMENT, continued:

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

Below is the distribution by financial asset of the Bank’s maximum exposure to credit risk as of December 31, 2010 and 2009, without deduction of collateral or credit improvements received:

		As of December 31,
		2010	2009
		Amount of exposure	Amount of exposure
	Note	MCh$	MCh$

Cash and deposits in banks	5	1,762,198	2,043,458
Unsettled transactions	5	374,368	468,134
Trading investments	6	379,670	798,539
Investments under resale agreements	7	170,985	14,020
Financial derivative contracts	8	1,624,378	1,393,878
Loans and accounts receivable from customers and interbank loans	9 and 10	15,301,835	13,401,749
Available for sale investments	12	1,473,980	1,830,090

Off-balance commitments:
Letters of credit issued	24	209,532	155,956
Confirmed foreign letters of credit	24	85,739	35,818
Guarantees	24	898,751	655,780
Available credit lines	24	4,832,359	4,615,787
Pledges and other commercial commitments	24	166,550	169,931
Other irrevocable credit commitments	24	129,428	-
Totals		27,409,773	25,583,140

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009

NOTE 40 - RISK MANAGEMENT, continued:

Credit quality is classified as described in the SBIF’s Compendium of Standards as of December 31, 2010 and 2009:

As of December 31, 2010
	Commercial loans	Consumer loans	Mortgage loans	Total
Category	MCh$	MCh$	MCh$	MCh$	%

A	-	2,323,908	-	2,323,908	14.8
A1	27,762	-	-	27,762	0.2
A2	3,186,771	-	4,288,903	7,475,674	47.5
A3	2,937,455	-	236,970	3,174,425	20.2
B	1,615,180	179,986	12,598	1,807,764	11.5
B-	-	75,655	-	75,655	0.5
C	-	77,812	-	77,812	0.5
C1	245,012	-	20,570	265,582	1.7
C2	85,442	-	9,554	94,996	0.6
C3	63,232	-	6,701	69,933	0.4
C4	72,437	-	21,234	93,671	0.6
D	-	43,429	-	43,429	0.3
D1	86,318	-	26,199	112,517	0.7
D2	55,746	-	28,408	84,154	0.5
Totals	8,375,355	2,700,790	4,651,137	15,727,282	100.0

As of December 31, 2009
	Commercial loans	Consumer loans	Mortgage loans	Total
Category	MCh$	MCh$	MCh$	MCh$	%

A	-	1,895,241	-	1,895,241	13.8
A1	-	-	-	-	-
A2	3,187,959	-	3,808,195	6,996,154	50.9
A3	2,998,956	-	223,928	3,222,884	23.5
B	601,080	165,181	10,481	776,742	5.5
B-	-	69,150	-	69,150	0.5
C	-	74,735	3,636	78,371	0.6
C1	224,732	-	18,101	242,833	1.8
C2	97,885	-	8,640	106,525	0.8
C3	60,679	-	2,012	62,691	0.4
C4	56,985	-	27,294	84,279	0.6
D	-	39,742	-	39,742	0.3
D1	80,574	-	42,438	123,012	0.9
D2	39,324	-	14,328	53,652	0.4
Totals	7,348,174	2,244,049	4,159,053	13,751,276	100.0

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009

NOTE 40 - RISK MANAGEMENT, continued:

-	The A categories pertain to borrowers that pose minimal credit risk.

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

See Note 32 for a detail of the Bank’s impaired Loans and account receivable from customers and their respective allowances. See also Note 21 for a detail of maturities of the Bank’s financial assets.

Impairment of other financial instruments

As of December 31, 2010 and 2009, the Bank has no significant impairment of its financial assets other than loans and accounts receivable.

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

Below is the detail of security interests, collateral or credit improvements provided to the Bank as of December 31, 2010 and 2009.

	2010	2009
	MCh$	MCh$
Non-impaired financial assets:
Properties/mortgages	7,571,546	6,778,005
Investments and others	435,397	322,435
Impaired financial assets:
Properties/mortgages	406,442	517,495
Investments and others	239,841	26,422

Totals	8,653,226	7,644,357

Liquidity risk

Liquidity risk is the risk that the Bank may have difficulty meeting the obligations associated with its financial obligations.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009

NOTE 40 - RISK MANAGEMENT, continued:

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
(ii)	asymmetries of up to 30 days for foreign currencies, up to the amount of basic capital; and
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

Exposure to liquidity risk

One of the key measures used by the Bank to manage liquidity risk is the ratio of net liquid assets to customer deposits. For this purpose, the net liquid assets must include cash, cash equivalents and debt securities for which there is an active and liquid market, minus bank deposits, fixed-income securities issued, loans and other commitments maturing within the next month. A similar but not identical measure is used to determine the Bank’s compliance with the liquidity limit established by the SBIF in which the Bank determines the asymmetry between its rights and obligations based on maturity according to estimated behavior. The ratios asymmetries at 30 days with regards to capital and at 90 days with regards twice the capital are shown in the table below:

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009

NOTE 40 - RISK MANAGEMENT, continued:

	As of December 31,
	2010	2009
	%	%
30 days	39	20
30 days foreign currency	14	6
90 days	43	64

Next, is the breakdown by the maturity of the assets and liabilities balances of the Bank as of December 31, 2010 and 2009, considering also those off-balance commitments:

As of December 31, 2010	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Maturity of assets (Note 21)	2,747,534	2,247,897	1,350,519	3,017,967	6,205,570	5,943,374	21,512,861
Maturity of liabilities (Note 21)	(4,680,319)	(2,626,345)	(2,189,575)	(4,391,503)	(3,565,948)	(2,221,564)	(19,675,254)
Net maturity	(1,932,785)	(378,448)	(839,056)	(1,373,536)	2,639,622	3,721,810	1,837,607
Off-balance commitments:
Pledges and other commercial commitments	-	(6,131)	(85,670)	(12,570)	(62,179)	-	(166,550)
Confirmed foreign letters of credit	-	(8,912)	(38,093)	(1,011)	(37,723)	-	(85,739)
Letters of credit issued	-	(63,368)	(99,828)	(10,779)	(35,537)	(20)	(209,532)
Guarantees	-	(53,165)	(98,144)	(248,969)	(465,532)	(32,941)	(898,751)

Net maturity, including commitments	(1,932,785)	(510,024)	(1,160,791)	(1,646,865)	2,038,651	3,688,849	477,035

As of December 31, 2009	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 5 years	More than 5 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Maturity of assets (Note 21)	2,907,674	1,235,968	1,093,804	3,205,387	5,701,393	5,612,392	19,756,618
Maturity of liabilities (Note 21)	(3,849,862)	(2,699,279)	(2,665,281)	(4,214,749)	(3,552,474)	(1,485,523)	(18,467,168)
Net maturity	(942,188)	(1,463,311)	(1,571,477)	(1,009,362)	2,148,919	4,126,869	1,289,450
Off-balance commitments:
Guarantees	-	(23,412)	(86,692)	(43,378)	(16,322)	(127)	(169,931)
Confirmed foreign letters of credit	-	(8,851)	(6,935)	(17,453)	(2,579)	-	(35,818)
Letters of credit issued	-	(49,347)	(82,488)	(16,685)	(7,435)	-	(155,955)
Pledges and other commercial commitments	-	(76,173)	(92,409)	(287,001)	(193,458)	(6,739)	(655,780)

Net maturity, including commitments	(942,188)	(1,621,094)	(1,840,001)	(1,373,879)	1,929,125	4,120,003	271,966

The above tables show the undiscounted cash flows of the Bank’s financial assets and liabilities based on their estimated maturities. The Bank’s expected cash flows from these instruments can diverge considerably from this analysis. For example, demand deposits are expected to remain stable or grow, while not all off-balance loan commitments that have been arranged are expected to be executed. In addition, the foregoing detail excludes available lines of credit, since they do not have contractually defined maturities.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009

NOTE 40 - RISK MANAGEMENT, continued:

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

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009

NOTE 40 - RISK MANAGEMENT, continued:

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

-	The VaR is calculated at the close of business, but trading positions may change substantially in the course of the trading day;

-	The use of a 99% level of confidence does not take account of, or make any statement about, the losses that could occur outside of that degree of confidence; and

-	A model such as the VaR does not capture all the complex effects of the risk factors over the value of the positions or portfolios, and accordingly, it could underestimate potential losses.

At no time in 2010 and 2009 the Bank exceed the VaR limits in connection with the three components which comprise the trading portfolio: fixed-income investments, variable-income investments and foreign currency investments. The high, low, and average levels for each component and for each year were as follows:

VAR	2010%	2009%
Consolidated:
High	11.18	9.79
Low	3.53	4.24
Average	7.25	5.98

Fixed-income investments:
High	11.37	9.14
Low	3.63	4.22
Average	7.21	5.87

Variable-income investments
High	0.18	1.65
Low	0.02	0.04
Average	0.09	0.17

Foreign currency investments
High	3.91	7.02
Low	0.48	0.66
Average	1.68	2.31

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009

NOTE 40 - RISK MANAGEMENT, continued:

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

Market risk – Financial management portfolio – December 31, 2010 and 2009

	2010		2009
	Effect on financial income	Effect on capital	Effect on financial income	Effect on capital

Financial management portfolio – local currency (MCh$)
Loss limit	37,300	152,300	37,264	127,000
High	16,849	126,306	17,711	123,834
Low	2,974	86,573	1,504	95,791
Average	10,317	109,133	6,404	107,239

Financial management portfolio – foreign currency (in millions of $US)
Loss limit	46.0	74.0	46.0	74.0
High	25.8	11.9	18.4	17.3
Low	0.4	0.3	1.2	1.5
Average	14.6	3.1	6.9	11.4

Financial management portfolio – consolidated (in MCh$)
Loss limit	37,300	152,300	37,264	127,000
High	20,129	126,309	17,724	123,836
Low	7,010	86,575	1,939	96,280
Average	12,993	109,156	8,188	107,495

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009

NOTE 40 - RISK MANAGEMENT, continued:

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

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009

NOTE 41 – SUBSEQUENT EVENTS:

Between January 1, 2011 and the date on which these financial statements were issued (June 28, 2011), no other events have occurred which could significantly affect their interpretation.

FELIPE CONTRERAS FAJARDO Accounting Manager	CLAUDIO MELANDRI HINOJOSA Chief Executive Officer