Form 20-F
period 2011-12-31
BANCO SANTANDER CHILE
filed 2012-04-30
CIK 1027552

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2011
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

7.375% Subordinated Notes due 2012

(Title of Class)

The number of outstanding shares of each class of common stock of Banco Santander-Chile at December 31, 2011, was:

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

The sections of this Annual Report which contain forward-looking statements include, without limitation, “Item 3: Key Information—Risk Factors,” “Item 4: C. Business Overview—Competition,” “Item 5: Operating and Financial Review and Prospects,” “Item 8: A. Consolidated Statements and Other Financial Information—Legal Proceedings,” and “Item 11: Quantitative and Qualitative Disclosures About Market Risk.” Our forward-looking statements also may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “could,” “may,” “seeks,” “aim,” “combined,” “estimates,” “probability,” “risk,” “VaR,” “target,” “goal,” “objective,” “future” or similar expressions.

You should understand that the following important factors, in addition to those discussed elsewhere in this Annual Report and in the documents which are incorporated by reference, could affect our future results and could cause those results or other outcomes to differ materially from those expressed in our forward-looking statements:

•	changes in capital markets in general that may affect policies or attitudes towards lending to Chile or Chilean companies

•	changes in economic conditions

•	the monetary and interest rate policies of the Banco Central de Chile (the “Central Bank”)

•	inflation

•	deflation

•	unemployment

•	increases in defaults by our customers and in impairment losses

•	decreases in deposits

•	customer loss or revenue loss

•	unanticipated turbulence in interest rates

•	movements in foreign exchange rates

•	movements in equity prices or other rates or prices

•	changes in Chilean and foreign laws and regulations

•	changes in taxes

•	competition, changes in competition and pricing environments

•	our inability to hedge certain risks economically

•	the adequacy of loss allowances

•	technological changes

•	changes in consumer spending and saving habits

•	increased costs

•	unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms

•	changes in, or failure to comply with, banking regulations

•	our ability to successfully market and sell additional services to our existing customers

•	disruptions in client service

•	natural disasters

•	implementation of new technologies

•	an inaccurate or ineffective client segmentation model

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

As required by local regulations, our locally filed consolidated financial statements have been prepared in accordance with Chilean accounting principles issued by the Superintendency of Banks and Financial Institutions (“Chilean Bank GAAP” and the “SBIF,” respectively).  The accounting principles issued by the SBIF are substantially similar to IFRS but there are some exceptions.  Therefore, our locally filed consolidated financial statements have been adjusted to IFRS in order to comply with the requirements of the Securities and Exchange Commission (the “SEC”).  For further details and a discussion on main differences between Chilean Bank GAAP and IFRS refer to “Item 5. Operating and Financial Review and Prospects. —A. Accounting Standards Applied in 2011.”

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

The financial statements as of and for the years ended December 31, 2011, 2010 and 2009 were prepared in accordance with IFRS.

We have formatted our financial information according to the classification format for banks used in Chile. We have not reclassified the line items to comply with Article 9 of Regulation S-X.  Article 9 is a regulation of the SEC that contains formatting requirements for bank holding company financial statements.

To achieve the strategic objectives adopted by the top management and adapt to changing market conditions, the Bank makes changes in its organization from time to time, which in turn have a greater or lesser impact on how it is managed or administered.  During 2011, the Bank made certain changes in its accounting criteria and elected to apply these changes retroactively to its financial statements for the years 2010 and 2009 to make them comparable to its 2011 financial statements. As the transfer cost of liquidity has been consistently different from the referential yield curve used to calculate internal transfer prices, the Bank elected to modify the method for calculating the Internal Transfer Rate (ITR) used to determine the profitability of its different business segments.  Before this change, the Bank established the ITR for each of its lending and deposit operation based on the maturity of each operation on a case-by-case basis regardless of whether the operation was an asset or liability. Since 2011, the ITR is calculated based on the business segment.  This change in method is consistent with our internal criteria for business segmentation and improves the process of establishing our operational prices as it delivers a more precise assessment of the profitability of our business segments.  Implementation of these changes did not create any significant difference for the Bank's results of operations.  Please see Note 4 to our 2011 financial statements for a qualitative and quantitative analysis of the changes resulting from the new accounting criteria.

Our auditors, Deloitte Auditores y Consultores Limitada, an independent registered public accounting firm, have audited our consolidated financial statements in respect of the years ended December 31, 2011, 2010, and 2009 included in this Annual Report in accordance with IFRS (our “Audited Consolidated Financial Statements”).  See page F-1 to our consolidated financial statements for the 2011, 2010 and 2009 report prepared by Deloitte Auditores y Consultores Limitada.

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

For presentation purposes we have translated millions of Chilean pesos (Ch$ million) into thousands of US dollars (ThUS$) using the rate as indicated below under “Exchange Rates”, for the Consolidated Statement of Financial Position, Consolidated Statement of Income, Consolidated Statement of Comprehensive Income, Consolidated Statement of Changes in Equity and Consolidated Statement of Cash Flow for the period ended as of December 31, 2011.

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

Unless otherwise indicated, all the U.S. dollar amounts at any period end, for any period have been translated from Chilean pesos based on the interbank market rate published by Reuters at 1:30 pm on the last business day of the period. On December 31, 2010 and 2011, the exchange rate in the Informal Exchange Market as published by Reuters at 1:30 pm on these days was Ch$467.95 and Ch$520.35, or 0.09% and 0.21% less, respectively, than the published observed exchange rate for such date of Ch$468.37 and Ch$521.46, respectively, per US$1.00. The Federal Reserve Bank of New York does not report a noon buying rate for the Chilean peso. For more information on the observed exchange rate. See “Item 3: A. Selected Financial Data—Exchange Rates.”

On January 3, 2011, Chile’s Central Bank announced plans to increase its total international reserves by US$12 billion in 2011. The Central Bank bought US$50 million a day from January 5 to December 16 completing the program. We expect the effect of any new similar purchases will be to devalue the peso against the dollar, although actual outcomes could differ due to macroeconomic and other factors. As of April 30, 2012, there have been no further announcements from the Central Bank regarding a new program.

As of December 31, 2010 and December 31, 2011, one UF was equivalent to Ch$21,455.55 and Ch$22,294.03; respectively. The U.S. dollar equivalent of one UF was U.S.$42.75 as of December 31, 2011, using the observed exchange rate reported by the Central Bank as of December 31, 2011, of Ch$521.46 per U.S.$1.00.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following table presents historical financial information about us as of the dates and for each of the periods indicated. The following table should be read in conjunction with, and is qualified in its entirety by reference to, our Audited Consolidated Financial Statements appearing elsewhere in this Annual Report. Our Audited Consolidated Financial Statements and notes as of and for the years ended December 31, 2011, 2010 and 2009 included in this Annual Report are prepared in accordance with IFRS and therefore differ in some respects from the financial statements at and for the years ended December 31, 2011, 2010, 2009 and 2008, previously issued locally by the Bank in Chile in accordance with Chilean Bank GAAP.

We have selected the following financial information from our Audited Consolidated Financial Statements. You should read this information in connection with, and this information is qualified in its entirety by reference to, such financial statements.

	As of December 31,
	2011	2011	2010	2009	2008
	In US$ thousands(1)	In Ch$ millions(2)
CONSOLIDATED STATEMENT OF INCOME DATA (IFRS)
Net interest income	1,868,550	972,300	939,719	856,516	892,066
Provision for loan losses	(607,547)	(316,137)	(253,915)	(333,145)	(287,983)
Net fee and commission income	533,940	277,836	263,582	254,130	243,129
Operating costs(3)	(962,852)	(501,020)	(451,936)	(407,894)	(428,168)
Other income, net(4)	97,777	50,878	95,365	155,927	61,665
Income before tax	929,868	483,857	592,815	525,534	480,709
Income tax expense	(148,348)	(77,193)	(85,343)	(88,924)	(59,742)
Net income for the period	781,520	406,664	507,472	436,610	420,967
Net income attributable to:
Bank shareholders	772,044	401,733	505,393	431,557	413,370
Non-controlling interests	9,476	4,931	2,079	5,053	7,597
Net income attributable to Bank shareholders per share	0.004	2.13	2.68	2.29	2.19
Net income attributable to Bank shareholders per ADS(5)	4.26	2,215	2,786	2,379	2,279
Weighted-average shares outstanding (in millions)		188,446.13	188,466.13	188,446.13	188,446.13
Weighted-average ADS outstanding (in millions)		181.373	181.373	181.373	181.373
CONSOLIDATED STATEMENT OF FINANCIAL POSITION DATA (IFRS)
Cash and deposits in banks	5,368,888	2,793,701	1,762,198	2,043,458	855,411
Financial investments (6)	4,005,001	2,084,002	2,024,635	2,642,649	2,746,666
Loans before allowance from loan losses	33,505,875	17,434,782	15,727,282	13,751,276	14,681,088
Loan loss allowance	(938,730)	(488,468)	(425,447)	(349,527)	(274,240)
Financial derivative contracts (assets)	3,078,497	1,601,896	1,624,378	1,393,878	1,846,509

	As of December 31,
	2011	2011	2010	2009	2008
	In US$ thousands(1)	In Ch$ millions(2)
Other assets (7)	2,388,931	1,243,080	1,377,668	1,291,141	1,229,073
Total assets	47,408,462	24,668,993	22,090,714	20,772,875	21,084,507
Deposits (8)	25,626,845	13,334,929	11,495,191	10,708,791	12,704,428
Other interest bearing liabilities (9)	13,960,432	7,264,311	6,235,959	6,232,982	4,769,980
Financial derivative contracts (liabilities)	2,483,717	1,292,402	1,643,979	1,348,906	1,469,724
Total equity (10)	4,025,210	2,094,518	1,937,977	1,689,903	1,517,649
Equity attributable to Bank shareholders (11)	3,960,252	2,060,717	1,906,168	1,660,104	1,491,770

	As of December 31,
	2011	2010	2009	2008
CONSOLIDATED RATIOS (IFRS)
Profitability and performance:
Net interest margin(11)	4.8%	5.4%	5.3%	5.7%
Return on average total assets(12)	1.7%	2.4%	2.2%	2.3%
Return on average equity(13)	20.4%	29.0%	27.3%	32.4%
Capital:
Average equity as a percentage of average total assets(14)	8.3%	8.4%	8.0%	7.0%
Total liabilities as a multiple of equity(15)	10.8	10.4	11.3	12.9
Credit Quality:
Non-performing loans as a percentage of total loans(16)	2.93%	2.65%	2.97%	2.61%
Allowance for loan losses as percentage of total loans	2.80%	2.71%	2.54%	1.87%
Operating Ratios:
Operating expenses /operating revenue(17)	41.5%	37.0%	34.2%	37.7%
Operating expenses /average total assets	2.34%	2.2%	2.2%	2.5%

OTHER DATA
CPI Inflation Rate (18)	4.4%	3.0%	(1.4)%	7.1%
Revaluation (devaluation) rate (Ch$/US$) at period end(18)	11.3%	(7.5)%	(19.5)%	26.9%
Number of employees at period end	11,566	11,001	11,118	11,592
Number of branches and offices at period end	499	504	498	505

(1)
Amounts stated in U.S. dollars at and for the year ended December 31, 2011, have been translated from Chilean pesos at the interbank market exchange rate of Ch$520.35  = US$1.00 as of December 31, 2011. See “Item 3: A. Selected Financial Data—Exchange Rates” for more information on the observed exchange rate.

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

(7)
Includes the line items on cash items in process of collection, investments in other companies, intangible assets, property, plant and equipment, current taxes, deferred taxes and other assets within our Consolidated Statements of Financial Position.

(8)	Deposits is equal to the sum of the line items on deposits and other demand liabilities and time deposits and other time liabilities within our Consolidated Statements of Income.

(9)
Other interest bearing liabilities is equal to the sum of the line items on obligations under repurchase agreements, interbank borrowings, issued debt instruments and other financial liabilities within our Consolidated Statements of Income.

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

Purchases and sales of foreign currencies may be legally carried out in the Informal Exchange Market. The Informal Exchange Market reflects transactions carried out at informal exchange rates by entities not expressly authorized to operate in the Formal Exchange Market. There are no limits imposed on the extent to which the rate of exchange in the Informal Exchange Market can fluctuate above or below the Observed Exchange Rate. In recent years, the variation between the Observed Exchange Rate and the Informal Exchange Rate has not been significant.  On December 31, 2010 and 2011, the exchange rate in the Informal Exchange Market as published by Reuters at 1:30 pm on these days was Ch$467.95 and Ch$520.35, or 0.09% and 0.21% less, respectively, than the published observed exchange rate for such date of Ch$468.37 and Ch$521.46, respectively, per US$1.00.

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

	Daily Observed Exchange Rate Ch$ Per US$(1)
Year	Low(2)	High(2)	Average(3)	Period End(4)
2007	493.14	548.67	522.69	495.82
2008	431.22	676.75	521.79	629.11
2009	491.09	643.87	559.67	506.43
2010	468.37	549.17	510.38	468.37
2011	455.91	533.74	483.36	521.46

Month
October 2011	492.04	533.74	511.74	492.04
November 2011	490.29	526.83	508.44	524.25
December 2011	508.67	522.62	517.17	521.46
January 2012	485.35	519.20	501.34	488.99
February 2012	475.29	488.75	481.49	477.41
March 2012	476.27	491.57	485.40	489.76
April 2012 (until April 30, 2012)	482.17	489.64	486.00	483.41

Source: Central Bank.

(1)	Nominal figures.

(2)	Exchange rates are the actual low and high, on a day-by-day basis for each period.

(3)	The average of monthly average rates during the year.

(4)	As reported by the Central Bank on the first business day of the following period.

Dividends

Under the current General Banking Law, a Chilean bank may only pay a single dividend per year (i.e., interim dividends are not permitted). Santander-Chile’s annual dividend is proposed by its Board of Directors and is approved by the shareholders at the annual ordinary shareholders’ meeting held the year following that in which the dividend is generated. For example, the 2011 dividend must be proposed and approved during the first four months of 2012. Following shareholder approval, the proposed dividend is declared and paid. Historically, the dividend for a particular year has been declared and paid no later than one month following the shareholders’ meeting. Dividends are paid to shareholders of record on the fifth day preceding the date set for payment of the dividend. The applicable record dates for the payment of dividends to holders of ADSs will, to the extent practicable, be the same.

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

The following table presents dividends declared and paid by us in nominal terms in the past four years:

Year	Dividend Ch$ mn(1)	Per share Ch$/share(2)	Per ADR Ch$/ADR(3)	% over earnings(4)	% over earnings(5)
2009	213,295	1.13	1,176.00	65	52
2010	258,752	1.37	1,426.63	60	60
2011	286,294	1.52	1,578.48	60	57
2012(6)	261,050	1.39	1,439.08	60	65

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
(6)   Approved by shareholders on April 24, 2012

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

Risks Associated with Our Business

We are vulnerable to the current disruptions and volatility in the global financial markets and in the Eurozone.

In the past years, the global financial system has experienced difficult credit and liquidity conditions and disruptions leading to less liquidity, greater volatility, general widening of spreads and, in some cases, lack of price transparency on interbank lending rates. Continued or worsening disruption and volatility in the global financial markets could have a material adverse effect on our ability to access capital and liquidity on financial terms acceptable to us, if at all. If capital markets financing ceases to become available, or becomes excessively expensive, we may be forced to raise the rates we pay on deposits to attract more customers. Any such increase in capital markets funding costs or deposit rates could have a material adverse effect on our interest margins.

In 2011, the Eurozone has experienced difficult credit and liquidity conditions and market disruptions leading to less liquidity, greater volatility, and general economic weakening, including in Spain, the home of our controlling shareholder. Continued or worsening disruption and volatility in the Eurozone, especially Spain, could have a material adverse effect on our ability to access capital and liquidity on financial terms acceptable to us, if at all. If capital markets financing ceases to become available, or becomes excessively expensive, we may be forced to raise the rates we pay on deposits to attract more customers. Any such increase in capital markets funding costs or deposit rates could have a material adverse effect on our profitability.

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

We also face competition from non-bank (such as department stores, insurance companies, cajas de compensación and cooperativas) and non-finance competitors (principally department stores and larger supermarket chains) with respect to some of our credit products, such as credit cards, consumer loans and insurance brokerage. In addition, we face competition from non-bank finance competitors, such as leasing, factoring and automobile finance companies, with respect to credit products, and from mutual funds, pension funds and insurance companies with respect to savings products.

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

As of December 31, 2011, our allowance for loan losses were Ch$488,468 million, and the ratio of our allowance for loan losses to total loans was 2.80%. The amount of the allowances is based on our current assessment of and expectations concerning various factors affecting the quality of our loan portfolio. These factors include, among other things, our borrowers’ financial condition, repayment abilities and repayment intentions, the realizable value of any collateral, the prospects for support from any guarantor, Chile’s economy, government macroeconomic policies, interest rates and the legal and regulatory environment. As the recent global financial crisis has demonstrated, many of these factors are beyond our control. In addition, as these factors evolve, the models we use to determine the appropriate level of allowance for loan losses and other assets require recalibration, which can lead to increased provision expense. See “Item 5: C. Operating Results–Results of Operations for the Years ended December 31, 2011, 2010 and 2009–Provision for loan losses”. We believe our allowance is adequate as of the date hereof for all known losses. If our assessment of and expectations concerning the above mentioned factors differ from actual developments, or if the quality of our loan portfolio deteriorates or the future actual losses exceed our estimates of incurred losses, our allowance for loan losses may not be adequate to cover actual losses and we may need to make additional provisions for loan losses, which may materially and adversely affect our results of operations and financial condition.

Our exposure to individuals and small businesses could lead to higher levels of past due loans, allowances for loan losses and charge-offs.

A substantial number of our customers consist of individuals (approximately 53.3% of the value of the total loan portfolio as of December 31, 2011, if interbank loans are included) and, to a lesser extent, small- and mid-sized companies (those with annual revenues of less than US$2.3 million), which comprised approximately 14.7% of the value of the total loan portfolio as of December 31, 2011. As part of our business strategy, we seek to increase lending and other services to small companies and individuals. Small companies and lower- to middle-income individuals are, however, more likely to be adversely affected by downturns in the Chilean economy than large corporations and higher-income individuals. In addition, as of December 31, 2011, our residential mortgage loan portfolio totaled Ch$5,115,663 million, representing 29.34% of our total loans. (See Note 9: “Interbank Loans” and “Note 10: Loans and Accounts Receivables from Customers” in our Audited Consolidated Financial Statements for a description and presentation of residential mortgages in statement of financial position). If the economy and real estate market in Chile experience a significant downturn, as they may due to the global financial and economic crisis, this could materially adversely affect the liquidity, businesses and financial conditions of our customers, which may in turn cause us to experience higher levels of past due loans, thereby resulting in higher provisions for loan losses and subsequent charge-offs. This may materially and adversely affect our asset quality, results of operations and financial condition.

If we are unable to maintain the quality of our loan portfolio, our financial condition and results of operations may be materially and adversely affected.

As of December 31, 2011, our non-performing loans were Ch$511,357 million, and the ratio of our non-performing loans to total loans was 2.93%. For additional information on our asset quality, see “Item 5: F. Selected Statistical Information–Classification of Loan Portfolio Based on the Borrower’s Payment Performance”. We seek to continue to improve our credit risk management policies and procedures. However, we cannot assure you that our credit risk management policies, procedures and systems are free from any deficiency. Failure of credit risk management policies may result in an increase in the level of non-performing loans and adversely affect the quality of our loan portfolio. In addition, the quality of our loan portfolio may also deteriorate due to various other reasons, including factors beyond our control, such as the macroeconomic factors affecting Chile’s economy. If such deterioration were to occur, it could materially adversely affect our financial conditions and results of operations.

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

From December 31, 2006 to December 31, 2011, our aggregate loan portfolio, excluding interbank loans, grew by 63.9% in nominal terms to Ch$17,347,094 million (US$33.3 billion), while our consumer loan portfolio grew by 61.8% in nominal terms to Ch$2,943,846 million (US$5.7 billion). From December 31, 2010 to December 31, 2011, our aggregate loan portfolio grew by 10.9% in nominal terms to Ch$17,434,782 million (US$33.5 billion), while our consumer loan portfolio grew by 9.0%. The further expansion of our loan portfolio (particularly in the consumer, small- and mid-sized companies and real estate segments) can be expected to expose us to a higher level of loan losses and require us to establish higher levels of provisions for loan losses.

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

In February 2012, the Ley de DICOM was passed, which among other provisions, eliminated from the negative credit bureaus debtors who owed less than US$4,800 as well as limiting access of the public to parts of these databases. As a result, our ability to effectively manage our credit risk and subsequently our loan loss allowances may be materially adversely affected.

Fluctuations in the rate of inflation may affect our results of operations.

High levels of inflation in Chile could adversely affect the Chilean economy and have an adverse effect on our business, financial condition and results of operations. Extended periods of deflation could also have an adverse effect on our business, financial condition and results of operations. In 2009, Chile experienced deflation of 1.4%. In 2011, CPI inflation was 4.44%, an increase from 3.0% in 2010.

Our assets and liabilities are denominated in Chilean pesos, UF and foreign currencies. The UF is revalued in monthly cycles. On each day in the period beginning on the tenth day of any given month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect a proportionate amount of the change in the Chilean Consumer Price Index during the prior calendar month. For more information regarding the UF, see “Item 5: C. Operating Results—Impact of Inflation” Although we benefit from inflation in Chile, due to the current structure of our assets and liabilities (i.e., a significant portion of our loans are indexed to the inflation rate, but there are no corresponding features in deposits, or other funding sources that would increase the size of our funding base), there can be no assurance that our business, financial condition and result of operations in the future will not be adversely affected by changing levels of inflation, including from extended periods of inflation that adversely affect economic growth or periods of deflation.

Our results of operations are affected by interest rate volatility.

Our results of operations depend to a great extent on our net interest income. Net interest income represented 71.3% of our net operating profit before loan losses in 2011 compared to 70.0% in 2010. Changes in market interest rates could affect the interest rates earned on our interest-earning assets differently from the interest rates paid on our interest-bearing liabilities, leading to a reduction in our net interest income or a decrease in customer demand for our loan or deposit products. Interest rates are highly sensitive to many factors beyond our control, including the reserve policies of the Central Bank, deregulation of the financial sector in Chile, domestic and international economic and political conditions and other factors. Any changes in interest rates could adversely affect our business, our future financial performance and the price of our securities. The following table shows the yields on the Chilean government’s 90-day notes as reported by the Central Bank of Chile at year-end 2007 to 2011.

Year	90-day note at Period end (%)
2007	6.15
2008	7.86
2009	0.48
2010	3.40
2011	5.11	(1)

1)	As of November 2011. The Central Bank did not report a 90-day note rate for December 2011.

Source: Central Bank.

Since our principal sources of funds are short-term deposits, a sudden shortage of funds could cause an increase in costs of funding and an adverse effect on our revenues.

Customer deposits are our primary source (59.1%) of funding. As of December 31, 2011, 97.0% of our customer deposits had remaining maturities of one year or less, or were payable on demand. A significant portion of our assets have longer maturities, resulting in a mismatch between the maturities of liabilities and the maturities of assets. If a substantial number of our depositors withdraw their demand deposits or do not roll over their time deposits upon maturity, our liquidity position, results of operations and financial condition may be materially and adversely affected. We cannot assure you that in the event of a sudden or unexpected shortage of funds in the banking system, any money markets in which we operate will be able to maintain levels of funding without incurring higher funding costs or the liquidation of certain assets. If this were to happen, our results of operations and financial condition may be materially adversely affected.

The legal restrictions on the exposure of Chilean pension funds may affect our access to funding.

Chilean regulations impose a series of restrictions on how Chilean pension fund management companies (Administradora de Fondos de Pensión, or “AFPs”) may allocate their assets. In the particular case of financial issuers’ there are three restrictions, each involving different assets and different limits determined by the amount of assets in each fund and the market and book value of the issuer’s equity. As a consequence, limits vary within funds of AFPs and issuers. As of December 31, 2011, each AFP can invest at least another 5.9% of the assets under management in Santander Chile’s bonds, deposits and mortgage finance bonds, and at least 0.6% in Santander Chile’s shares. The total amount that AFPs could additionally invest in Santander is approximately US$23.7 billion. If the exposure of any AFP to Santander exceeds the regulatory limits, we would need to seek alternative sources of funding, which could be more expensive and, as a consequence, may have a material adverse effect on our financial condition and results of operations.

Pension funds must also comply with other investment limits. On June 5, 2007, approved legislation in Chile (Reformas al Mercado de Capitales II, also known as “MK2”) relaxed the limits on making investments abroad in order to permit pension funds to further diversify their investment portfolios. As of December 31, 2011, the limit on making investments abroad was increased up to 100%, depending on the fund. As a result, pension funds may change the composition of their portfolios, including reducing their deposits with local banks. As of December 31, 2011, 9.4% of our liabilites were from AFPs. Although the legislation referred to above is intended to promote a gradual relaxation of the investment limits, and we may be able to substitute the reduced institutional funds with retail deposits, there can be no assurance that this occurrence will not have a materially adverse impact on our business, financial condition and results of operations.

We may be unable to meet requirements relating to capital adequacy.

Chilean banks are required by the General Banking Law to maintain regulatory capital of at least 8% of risk-weighted assets, net of required loan loss allowance and deductions, and paid-in capital and reserves (“basic capital”) of at least 3% of our total assets, net of required loan loss allowances. As we are the result of the merger between two predecessors, we are currently required to maintain a minimum regulatory capital to risk-weighted assets ratio of 11%. As of December 31, 2011, the ratio of our regulatory capital to risk-weighted assets, net loan loss allowance and deductions, was 14.73%. Certain developments could affect our ability to continue to satisfy the current capital adequacy requirements applicable to us, including:

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

Starting in 2013, Chilean banks will most likely be required to adopt the guidelines set forth under the Basel II and III Capital Accord with adjustments incorporated by the SBIF once these changes are approved by Congress. This should result in a different level of minimum capital required to be maintained by us. According to initial estimates of the impact of market risk on regulatory capital, published by the SBIF for informational purposes only, our ratio of regulatory capital to risk-weighted assets, net of loan loss allowance and deductions, including an initial estimate of the adjustments for market risk set forth under Basel II, was 13.38% as of December 31, 2011. No assurance can be given that the adoption of the Basel II capital requirements will not have a material impact on our capitalization ratio.

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

Our business is highly dependent on the ability of our information technology systems to accurately process a large number of transactions across numerous and diverse markets and products in a timely manner, and on our ability to rely on our digital technologies, computer and email services, software and networks, as well as on the secure processing, storage and transmission of confidential and other information in our computer system and networks. The proper functioning of our financial control, risk management, accounting, customer service and other data processing systems is critical to our business and our ability to compete effectively. We have backup data for our key data processing systems that could be used in the event of a catastrophe or a failure of our primary systems, and have established alternative communication networks where available. However, we do not operate all of our redundant systems on a real time basis and cannot assure you that our business activities would not be materially disrupted if there were a partial or complete failure of any of these primary information technology systems or communication networks. Such failures could be caused by, among other things, major natural catastrophes (such as earthquakes), software bugs, computer virus attacks or conversion errors due to system upgrading. In addition, any security breach caused by unauthorized access to information or systems, or intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment, could have a material adverse effect on our business, results of operations and financial condition. Although we work with our clients, vendors, service providers, counterparties and other third parties to develop secure transmission capabilities and prevent against cyber attacks, we routinely exchange personal, confidential and proprietary information by electronic means, and we may be the target of attempted cyber attacks. We take protective measures and continuously monitor and develop our systems to protect our technology infrastructure and data from misappropriation or corruption. Although we have not experienced any material losses to date relating to cyber attacks or other such security breaches, our systems, software and networks nevertheless may be vulnerable to unauthorized access, misuse, computer viruses or other malicious code and other events that could have a security impact. An interception, misuse or mishandling of personal, confidential or proprietary information sent to or received from a client, vendor, service provider, counterparty or third party could result in legal liability, regulatory action and reputational harm. Further, as cyber attacks continue to evolve, we may incur significant costs in our attempt to modify or enhance our protective measures or investigate or remediate any vulnerabilities.

In addition, there have been a number of highly publicized cases around the world involving actual or alleged fraud or other misconduct by employees in the financial services industry in recent years and we run the risk that employee misconduct could occur. This misconduct has included and may include in the future the theft of proprietary information, including proprietary software. It is not always possible to deter or prevent employee misconduct and the precautions we take to prevent and detect this activity have not been and may not be effective in all cases.

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

Chile lies on the Nazca tectonic plate, making it one of the world’s most seismically active regions. As a result, natural disasters, especially earthquakes, such as the February 2010 earthquake, may have an adverse impact on our results of operation.

Temporary increases in the corporate tax rate in Chile to finance part of the reconstruction effort may have an adverse effect on us and our corporate clients.

The government and congress approved legislation that increased the corporate income tax rate in order to pay for part of the reconstruction following the earthquake and tsunami in February 2010. The new legislation has increased the corporate tax rate from 17% to 20% in 2011. The rate was decreased to 18.5% in 2012 and is scheduled to decrease further to 17% in 2013. Congress is currently discussing a reform to Chile’s tax structure, which, among other things, would set the corporate tax rate at 20%. This legislation may have an adverse effect on us and our corporate clients.

Our growth and profitability depend on the level of economic activity in Chile.

A substantial amount of our loans are to borrowers doing business in Chile. Accordingly, the recoverability of these loans in particular, and our ability to increase the amount of loans outstanding and our results of operations and financial condition in general, are dependent to a significant extent on the level of economic activity in Chile. Our results of operations and financial condition could be affected by changes in economic or other policies of the Chilean government, which has exercised and continues to exercise substantial influence over many aspects of the private sector, or other political or economic developments in Chile. In line with the global economic climate, Chile’s economy contracted in 2009 for the first time since 1999. However, despite the earthquake, the Chilean economy recovered significantly and GDP increased by 5.2% in 2010 and greater than 6% in 2011.  However, there can be no assurance that the Chilean economy will continue to grow in the future or that future developments will not negatively affect Chile’s overall levels of economic activity.

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

We are directly exposed to risks related to the weakness and volatility of the economic and political situation in Asia, the United States, Europe, Brazil, Argentina and other nations. If these nations’ economic conditions deteriorate, the economy in Chile, as both a neighboring country and a trading partner, could also be affected and could experience slower growth than in recent years with possible adverse impact on our borrowers and counterparties. Thus, we may need to increase our allowances for loan losses, thus affecting our financial results, our results of operations and the price of our securities. As of December 31, 2011, approximately 2.9% of our assets were held abroad. There can be no assurance that the ongoing effects of the global financial crisis will not negatively impact growth, consumption, unemployment, investment and the price of exports in Chile. The crises and political uncertainties in other Latin American countries could also have an adverse effect on Chile, the price of our securities or our business.

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

Historically, one of our principal sources of funds has been time deposits. Time deposits represented 39.5% and 36.0% of our total funding as of December 31, 2011 and 2010, respectively. Large-denominations in time deposits from institutional investors may, under some circumstances, be a less stable source of funding than savings and bonds, such as during periods of significant changes in market interest rates for these types of deposit products and any resulting increased competition for such funds. The liquidity crisis triggered by the U.S. subprime market impacted global markets and affected sources of funding, including time deposits. Although our results of operations and financial position have not suffered a significant impact as a consequence of the recent credit market instability in the U.S., future market instability in the U.S. or in European markets, specifically the Spanish market, may negatively affect our ability to continue funding our business or maintain our current levels of funding without incurring higher funding costs or having to liquidate certain assets.

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

Year	Exchange rate (Ch$) Period end	Appreciation (Devaluation) (%)
2007	495.82	(7.2)
2008	629.11	26.9
2009	506.43	(19.5)
2010	468.37	(7.5)
2011	521.46	11.4
April 30, 2012	483.41	(7.3)

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

We are subject to regulation by the SBIF. In addition, we are subject to regulation by the Central Bank with regard to certain matters, including reserve requirements, interest rates, foreign exchange mismatches and market risks. Changes in banking regulations may materially and adversely affect our business, financial condition and results of operations. Chilean laws, regulations, policies and interpretations of laws relating to the banking sector and financial institutions are continually evolving and changing. In 2007, new regulations governing the Chilean capital markets were approved (Reformas al Mercado de Capitales II, also known as MK2). These regulations, among other things, modified certain provisions set forth in the General Banking Law. Under new legislation, the limit on the amount that a bank is allowed to grant as an unsecured loan to a single individual or entity was increased to 10% of our regulatory capital (and up to 30% of our regulatory capital if any loans granted in excess of the 10% is secured by collateral). Previously, these limits were set at 5% and 25%, respectively. Although any such increase may increase our lending activity, it may also increase the risks associated with the growth of our loan portfolio and increase competition as the number of banks that can compete in the corporate segment increases.

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

A bill has been introduced by some members of Congress to modify the way in which the maximum interest rate is calculated in Chile. In addition, the government has recently introduced another bill in this respect which is currently being discussed. This new legislation is aimed at loans of less than UF 200 (Ch$ 4,458,806, US$ 8,569) and more than 90 days, thus including consumer loans in installments, lines of credit and credit card lines. Currently, the maximum interest rate is calculated as the average rate of all operations done within the banking industry over the previous month, multiplied by a factor of 1.5 times. As of December 31, 2011, the average annual interest rate for this type of loans reached 34.26% and the maximum annual interest rate reached 51.39%. The bill proposed by the government would change the factor to 1.36. Hence, the maximum annual interest rate would drop to approximately 46%.  On the other hand, the bill proposed by members of Congress would set the maximum interest rate at the equivalent of three times the MPR (Monetary Policy Rate). As of April 2011, the MPR reached 5.00%, thus, the maximum annual interest rate would reach 15.00%. Recent developments aim towards a consensus solution which could set the maximum interest rate for this type of loans at around 30% to 40%. If the proposed bill is passed as it is, the impact would be mainly on Banefe’s segment, which represents less than 5% of our total loans. If the bill proposed by members of Congress is passed, it could have an adverse effect on our results of operations. Our average interest rate on loans of this category in 2011 has been 21.4%.

In March 2012, a bill aimed to give additional enforcement powers to the SERNAC (Chile’s Consumer Protection Agency) regarding financial services became effective and created the SERNAC Financiero, a specific consumer protection agency for the financial industry. The SERNAC Financiero has powers to supervise and regulate Bank products and services. This could lead to additional scrutiny regarding prices and contracts for financial products and services, increasing competition among bank and non-bank competitors and adversely affecting prices.

In July 2012, new regulations regarding the selling of mandatory insurance for loans will be introduced that will increase competition and that could lower our fees from collecting these premiums. This could have a negative impact on fees, which impact has not yet been quantified.

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

In line with the future adoption of Basel II regulations in Chile, the SBIF has recently proposed to increase the minimum regulatory capital ratio from 8% to 10%, which would require an amendment to the General Banking Law. Although we currently have a regulatory capital ratio of 14.73%, this change could require us to inject additional capital to our business in the future. According to initial estimates of the impact of market risk on regulatory capital, published for informational purposes only by the SBIF, our ratio of regulatory capital to risk-weighted assets, net of loan loss allowance and deductions, including an initial estimate of the adjustments for market risk set forth under Basel II was 13.38% as of December 31, 2011. No assurance can be given that these changes will not have a material impact on our capitalization ratio.

These new reforms could result in increased competition in the industry and thus may have a material adverse effect on our financial condition and results of operations.

A worsening of labor relations in Chile could impact our business.

As of December 31, 2011, on a consolidated basis we had 11,566 employees, of which 65.2% were unionized. In May 2010, a new collective bargaining agreement was signed, which became effective on January 1, 2011 and that will expire on December 31, 2014. We generally apply the terms of our collective bargaining agreement to unionized and non-unionized employees. We have traditionally had good relations with our employees and their unions, but we cannot assure you that in the future a strengthening of cross-industry labor movements will not materially and adversely affect our business, financial condition or results of operations.

Any downgrading of Chile’s debt credit rating for domestic and international debt and/or our controlling shareholder’s ratings by international credit rating agencies may also affect our ratings, our business, our future financial performance and the value of our securities.

In 2011, the three main rating agencies, Moody’s, S&P and Fitch downgraded the Kingdom of Spain and the credit risk rating of our main shareholder, Grupo Santander, which as the date of this Annual Report continued to both have a negative outlook by the main rating agencies. Following these actions, Fitch and S&P placed Banco Santander Chile’s ratings on credit watch negative. Subsequently, S&P cut Santander Chile’s long-term foreign issuer credit rating by one notch to A in February 2012, removing the Bank from credit watch negative and placing all ratings on outlook stable. Fitch resolved in February 2012 not to reduce the Bank’s ratings, removing the Bank from credit watch negative and placing all ratings on outlook stable. Despite this, any additional adverse revisions to our controlling shareholder’s ratings and/or Chile’s credit ratings for domestic and international debt by international rating agencies may adversely affect our ratings, our business, future financial performance, stockholder’s equity and the price of our securities.

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

Our ADSs are listed and traded on the NYSE. Our common stock is listed and traded on the Santiago Stock Exchange, the Chile Electronic Stock Exchange and the Valparaiso Stock Exchange, which we refer to collectively as the Chilean Stock Exchanges, although the trading market for the common stock is small by international standards. At December 31, 2011, we had 188,446,126,794 shares of common stock outstanding. The Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. According to Article 14 of the Ley de Mercado de Valores, Ley No. 18,045, or the Chilean Securities Market Law, the Superintendencia de Valores y Seguros, or the Superintendency of Securities and Insurance, may suspend the offer, quotation or trading of shares of any company listed on one or more Chilean Stock Exchanges for up to 30 days if, in its opinion, such suspension is necessary to protect investors or is justified for reasons of public interest. Such suspension may be extended for up to 120 days. If, at the expiration of the extension, the circumstances giving rise to the original suspension have not changed, the Superintendency of Securities and Insurance will then cancel the relevant listing in the registry of securities. In addition, the Santiago Stock Exchange may inquire as to any movement in the price of any securities in excess of 10% and suspend trading in such securities for a day if it deems necessary.

Although our common stock is traded on the Chilean Stock Exchanges, there can be no assurance that a liquid trading market for our common stock will continue to exist. Approximately 33.0% of our outstanding common stock is held by the public (i.e., shareholders other than Banco Santander Spain and its affiliates), including our shares that are represented by ADSs trading on the NYSE.  A limited trading market in general and our concentrated ownership in particular may impair the ability of an ADS holder to sell in the Chilean market shares of common stock obtained upon withdrawal of such shares from the ADR facility in the amount and at the price and time such holder desires, and could increase the volatility of the price of the ADSs.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Overview

We are the largest bank in Chile in terms of total assets and equity. As of December 31, 2011, we had total assets of Ch$24,668,993 million (US$47,408 million), outstanding loans net of allowances for loan losses of Ch$16,858,637 (US$32,399 million), total deposits of Ch$13,334,929 million (US$25,627 million) and equity of

Ch$2,094,518 million (US$4,025 million). As of December 31, 2011, we employed 11,566 people and had the largest private branch network in Chile with 499 branches. Our headquarters are located in Santiago and we operate in every major region of Chile.

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

B. Organizational Structure

Banco Santander Spain controls Santander-Chile through its holdings in Teatinos Siglo XXI Inversiones Ltda. and Santander-Chile Holding, which are controlled subsidiaries. In 2011, Banco Santander Spain sold 9.7% of its ownership through Teatinos Siglo XXI Inversiones Ltda in the market. This gives Banco Santander Spain control over 67.18% of our shares and actual participation when excluding non-controlling interests participating in Santander Chile Holding is 67.01%

Shareholder	Number of Shares	Percentage
Santander Chile Holding	66,822,519,695	35.46
Teatinos Siglo XXI Inversiones Ltda.	59,770,481,573	31.72

The chart below sets forth the names and areas of responsibility of our senior commercial managers as of April 2012.

Commercial Structure

The chart below sets forth the names and areas of responsibilities of our operating managers.

C. Business Overview

We have 499 total branches, 261 of which are operated under the Santander brand name, with the remaining branches under certain specialty brand names, including 98 under the Santander Banefe brand name, 46 under the SuperCaja brand name, 43 under the BancaPrime brand name and 51 as auxiliary and payment centers. We provide a full range of financial services to corporate and individual customers. We divide our clients into the following segments: (i) Commercial Banking and (ii) Global Banking and Markets.

The Commercial Banking segment is comprised of the following sub–segments:

•           Individuals (Santander Banefe), consisting of individuals with monthly incomes between Ch$150,000 (US$288) and Ch$400,000 (US$769) and served through our Banefe branch network. This segment accounts for 4.6% of our total loans outstanding as of December 31, 2011. This segment offers customers a range of products, including consumer loans, credit cards, auto loans, residential mortgage loans, debit card accounts, savings products, mutual funds and insurance brokerage.

•           Individuals (Commercial Banking), consisting of individuals with a monthly income greater than Ch$400,000 (US$769). Clients in this segment account for 48.7% of our total loans outstanding as of December 31, 2011 and are offered a range of products, including consumer loans, credit cards, auto loans, commercial loans, foreign trade financing, residential mortgage loans, checking accounts, savings products, mutual funds and insurance brokerage.

•           Small and mid-sized companies, consisting of small companies with annual revenue of less than Ch$1,200 million (US$2.3 million). As of December 31, 2011, this segment represented approximately 14.7% of our total loans outstanding. Customers in this segment are offered a range of products, including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, savings products, mutual funds and insurance brokerage.

•           Institutional, such as universities, government agencies, municipalities and regional governments. As of December 31, 2011, these clients represented 2.0% of our total loans outstanding. Customers in this sub-segment are also offered the same products that are offered to the customers in our small businesses segment. This sub-segment is included in the Retail segment because customers in this sub-segment are a potential source for new individual customers.

•           Companies, consisting of companies with annual revenue over Ch$1,200 million (US$2.3 million) and up to Ch$10,000 million (US$19.2 million). Customers in this segment are offered a wide range of products, including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, cash management, treasury services, financial advisory, savings products, mutual funds and insurance brokerage. As of December 31, 2011, these clients represented 9.1% of our total loans outstanding.

•           Real estate, consisting of all companies in the real estate sector with annual revenue over Ch$800 million (US$1.5 million), including construction companies and real estate companies that execute projects for sale to third parties. As of December 31, 2011, these clients represented 3.4% of our total loans outstanding. To these clients we offer, in addition to traditional banking services, specialized services for financing, primarily residential projects, in order to increase the sale of residential mortgage loans.

•           Large corporations, consisting of companies with annual revenue over Ch$10,000 million (US$19.2 million). Customers in this segment are also offered the same products that are offered to the customers in our mid–sized companies segment. As of December 31, 2011, these clients represented 8.4% of our total loans outstanding.

The Global Banking and Markets segment is comprised of the following sub–segments:

•           Corporate, consisting of companies that are foreign multinationals or part of a larger Chilean economic group with sales of over Ch$10,000 million (US$19.2 million). As of December 31, 2011, these clients represented 8.5% of our total loans outstanding. Customers in this segment are offered a wide range of products, including commercial loans, leasing, factoring, foreign trade, mortgage loans, checking accounts, cash management, treasury services, financial advisory, savings products, mutual funds and insurance brokerage.

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

In addition, we have a Corporate Activities segment comprised of all other operational and administrative activities that are not assigned to a specific segment or product mentioned above.  This segment includes the Financial Management Division, which manages global functions such as the management of our structural foreign exchange gap position, our structural interest rate risk and our liquidity risk. The Financial Management Division also oversees the use of our resources, the distribution of capital among our different units and the overall financing cost of investments

The table below sets forth our lines of business and certain statistical information relating to each of them for the year ended December 31, 2011. Please see “Note 4” to our Audited Consolidated Financial Statements for details of revenue by business segment in the last three years.

	As of December 31, 2011 (Ch$ million)
	Loans and accounts receivable from customers (1)	Net interest income	Net fee income	Financial transactions, net (2)	Net loan loss allowances (3)	Operating expenses (4)	Net segment contribution (5)
SEGMENTS
Individuals	9,289,345	570,293	187,176	9,095	(248,137)	(322,273)	196,154
Santander Banefe	804,852	117,154	37,206	275	(62,252)	(70,719)	21,664
Commercial Banking	8,484,493	453,139	149,970	8,820	(185,885)	(251,554)	174,490
SMEs	2,560,736	207,008	38,274	9,577	(65,028)	(74,962)	114,869
Institutional	355,199	26,856	1,831	859	503	(11,329)	18,720
Companies	3,650,709	140,818	24,310	13,427	(11,592)	(40,680)	126,283
Companies	1,583,895	65,499	12,785	7,134	(10,080)	(22,698)	52,640
Real estate	596,367	18,852	2,931	624	(300)	(4,486)	17,621
Large Corporations	1,470,447	56,467	8,594	5,669	(1,212)	(13,496)	56,022
Commercial banking	15,855,989	944,975	251,591	32,958	(324,254)	(449,244)	456,026
Global Banking & Markets	1,494,752	48,942	31,908	68,530	7,614	(35,302)	121,692
Corporate	1,479,838	64,845	30,745	1,368	7,614	(13,790)	90,782
Treasury (6)	14,914	(15,903)	1,163	67,162	-	(21,512)	30,910
Other (7)	84,041	(21,617)	(5,663)	(7,291)	503	(16,474)	(50,542)

TOTAL	17,434,782	972,300	277,836	94,197	(316,137)	(501,020)	527,176

Other operating income							18,749
Other operating expenses							(64,208)
Income from investments in other companies							2,140
Income tax							(77,193)
Consolidated income for the year							406,664

(1)	Loans and accounts receivables from customers plus interbank loans, gross of loan loss allowances.

(2)	Includes net gains from trading, net mark-to-market gains and foreign exchange transactions.

(3)	Includes gross provisions for loan losses, net of releases on recoveries.

(4)	Equal to the sum of personnel expenses, administrative expenses, amortizations and depreciations and deterioration.

(5)	Equal to the sum of the net interest revenue, net fee income and net financial transactions, minus net provision for loan losses and operating expenses.

(6)	Includes the Treasury’s client business and trading business.

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

Operations through Subsidiaries

Today, the General Banking Law permits us to directly provide the leasing and financial advisory services that we could formerly offer only through our subsidiaries, to offer investment advisory services outside of Chile and to undertake activities we could not formerly offer directly or through subsidiaries, such as factoring, securitization, foreign investment funds, custody and transport of securities and insurance brokerage services. For the year ended December 31, 2011, our subsidiaries collectively accounted for 2.4% of our total consolidated assets.

	Percentage Owned
Subsidiary	As of December 2011			As of December 2010			As of December 2009
	Direct	Indirect	Total	Direct	Indirect	Total	Direct	Indirect	Total
	%	%	%	%	%	%	%	%	%
Santander S.A. Corredores de Bolsa	50.59	0.41	51.00	50.59	0.41	51.00	50.59	0.41	51.00
Santander Corredora de Seguros Ltda.	99.75	0.01	99.76	99.75	0.01	99.76	99.75	0.01	99.76
Santander Asset Management S.A. Administradora General de Fondos	99.96	0.02	99.98	99.96	0.02	99.98	99.96	0.02	99.98
Santander Agente de Valores Ltda.	99.03	-	99.03	99.03	–	99.03	99.03	–	99.03
Santander S.A. Sociedad Securitizadora	99.64	-	99.64	99.64	–	99.64	99.64	–	99.64
Santander Servicios de Recaudación y Pagos Limitada	99.90	0.10	100.00	99.90	0.10	100.00	99.90	0.10	100.00

Pursuant to the provisions of International Accounting Standard (IAS) 27 and Standard Interpretations Committee (SIC) 12, we must determine the existence of Special Purpose Entities (SPE), which must be consolidated with the financial results of the Bank. As a result, we have incorporated into our financial statements the following companies:

•	Santander Gestión de Recaudación y Cobranza Ltda. (collection services)

•	Multinegocios S.A. (management of sales force)

•	Servicios Administrativos y Financieros Ltda. (management of sales force)

•	Fiscalex Ltda. (collection services)

•	Multiservicios de Negocios Ltda. (call center)

•	Bansa Santander S.A. (management of repossessed assets and leasing of properties)

Competition

Overview

The Chilean financial services market consists of a variety of largely distinct sectors. The most important sector, commercial banking, includes a number of privately–owned banks and one public–sector bank, Banco del Estado (which operates within the same legal and regulatory framework as the private sector banks). The private–sector banks include local banks and a number of foreign–owned banks which are operating in Chile. The Chilean banking system is comprised of 23 private–sector banks and one public–sector bank. The five largest private–sector banks along with the state–owned bank together accounted for 74.4% of all outstanding loans by Chilean financial institutions as of December 31, 2011.

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

All data in the following sections is based on local Chilean Bank GAAP.

	As of December 31, 2011, unless otherwise noted
	Market Share	Rank
Commercial loans	17.1%	2
Consumer loans	25.6%	1
Residential mortgage loans	23.3%	1
Total loans(1)	19.7%	2
Deposits	17.4%	3
Mutual funds (assets managed)(2)	16.7%	2
Credit card accounts	25.8%	1
Checking accounts(3)	24.9%	1
Branches(4)	18.7%	2

Source: SBIF

(1)	Excludes interbank loans.

(2)	Source: Asociación de Fondos Mutuos de Chile.

(3)	According to latest data available as of October 2011.

(4)	Excludes special–service payment centers.

The following tables set out certain statistics comparing our market position to that of our peer group, defined as the five largest banks in Chile in terms of total loans market share as of December 31, 2011.

Loans

As of December 31, 2011, our loan portfolio was the second largest among Chilean banks. Our loan portfolio on a stand–alone basis represented 19.7% of the market for loans in the Chilean financial system at such date. The following table sets forth our and our peer group’s market shares in terms of loans at the dates indicated.

	As of December 31, 2011
Loans (1)	Ch$ million	US$ million	Market Share
Santander Chile	17,347,094	33,337	19.7%
Banco de Chile	17,377,793	33,396	19.8%
Banco del Estado	12,587,222	24,190	14.3%
Banco de Crédito e Inversiones	11,377,851	21,866	12.9%
Corpbanca	6,814,445	13,096	7.7%
BBVA, Chile	6,139,803	11,799	7.0%
Others	16,302,292	31,329	18.6%
Chilean financial system	87,946,500	169,013	100.0%

Source: SBIF

(1)	Excludes interbank loans.

Deposits

On a stand-alone basis, we had a 17.4% market share in deposits, ranking third among banks in Chile at December 31, 2011. Deposit market share is based on total time and demand deposits at the respective dates. The following table sets forth our and our peer group’s market shares in terms of deposits at the dates indicated.

	As of December 31, 2011
Deposits	Ch$ million	US$ million	Market Share
Santander Chile	13,334,929	25,627	17.4%
Banco del Estado	14,206,667	27,302	18.6%
Banco de Chile	14,177,750	27,247	18.5%
Banco de Crédito e Inversiones	9,921,534	19,067	13.0%
BBVA, Chile	4,956,864	9,526	6.5%
Corpbanca	5,507,098	10,583	7.2%
Others	14,439,410	27,749	18.8%
Chilean financial system	76,544,252	147,101	100.0%

Source: SBIF

Total equity

With Ch$2,035,023 million (US$3,911 million) in equity in local Chilean Bank GAAP at December 31, 2011, we were the largest commercial bank in Chile in terms of shareholders’ equity. The following table sets forth our and our peer group’s shareholders’ equity at December 31, 2011.

	As of December 31, 2011
Total Equity	Ch$ million	US$ million	Market Share
Santander Chile	2,035,023	3,911	20.7%
Banco de Chile	1,739,175	3,342	17.7%
Banco del Estado	1,028,153	1,976	10.5%
Banco de Crédito e Inversiones	1,222,049	2,349	12.5%
Corpbanca	729,212	1,401	7.4%
BBVA, Chile	542,648	1,043	5.5%
Others	2,517,441	4,838	25.7%
Chilean financial system	9,813,701	18,860	100.0%

Source: SBIF. Information according to local Chilean Bank GAAP.

Efficiency

As of December 31, 2011, we were the most efficient bank in our peer group. The following table sets forth our and our peer group’s efficiency ratio (defined as operating expenses as a percentage of operating revenue, which is the aggregate of net interest income, fees and income from services (net), net gains from mark–to–market and trading, exchange differences (net) and other operating income (net)) in 2011.

Efficiency ratio	As of December 31, 2011
%
Santander Chile	37.4%
Banco de Chile	47.7%
Banco del Estado	60.6%
Banco de Crédito e Inversiones	44.9%
BBVA, Chile	50.3%
Corpbanca	41.2%
Chilean financial system	47.6%

Source: SBIF. Information according to local Chilean Bank GAAP.

Net income for the period attributable to shareholders

In 2011, we were the largest bank in Chile in terms of net income attributable to shareholders of Ch$435,084 million (US$836 million) measured under Chilean Bank GAAP. The following table sets forth our and our peer group’s net income at December 31, 2011.

	As of December 31, 2011
Net income for the period (1)	Ch$ million	US$ million	Market Share
Santander Chile	435,084	836	25.6%
Banco de Chile	428,805	824	25.3%
Banco de Crédito e Inversiones	261,269	502	15.4%
Corpbanca	122,849	236	7.2%
BBVA, Chile	74,343	143	4.4%
Banco del Estado	89,655	172	5.3%
Others	285,529	549	16.8%
Chilean financial system	1,697,534	3,262	100.0%

Source: SBIF.

(1)	Net income before non-controlling interest.

Return on equity

As of December 31, 2011, we were the second most profitable bank in our peer group (as measured by return on period-end equity under Chilean Bank GAAP) and the most capitalized bank as measured by the BIS ratio. The following table sets forth our and our peer group’s return on average equity and BIS ratio at the latest available date.
	Return on equity as of December 31, 2011	BIS Ratio as of December 31, 2011

Santander Chile	21.6%	14.7%
Banco de Chile	24.7%	12.9%
Banco del Estado	9.8%	12.6%
Banco de Crédito e Inversiones	21.4%	13.9%
BBVA, Chile	13.7%	11.7%
Corpbanca	16.6%	14.5%
Chilean Financial System	17.4%	13.9%

Source: SBIF, except Santander Chile. Calculated by dividing annual net income by period end equity, according to local bank GAAP.

Asset Quality

As of December 31, 2011, we had the second highest non-performing loan to loan ratio in our peer group. The following table sets forth our and our peer group’s non-performing loan ratio as defined by the SBIF at the dates indicated.
Non-performing loans / total loans (1) as of December 31, 2011
Santander Chile	2.95
Banco de Chile	1.01
Banco del Estado	4.16
Banco de Crédito e Inversiones	2.15
BBVA, Chile	1.88
Corpbanca	1.57
Chilean financial system	2.32

(1)	Non-performing loans divided by total loans excluding interbank loans.

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

Deposit Insurance

The Chilean government guarantees up to 90.0% of the principal amount of certain time and demand deposits and savings accounts held by natural persons with a maximum value of UF120 per person (Ch$2,675,284 or US$5,141 as of December 31, 2011) per calendar year in the entire financial system.

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

Minimum Capital

Under the General Banking Law, a bank is required to have a minimum of UF800,000 (approximately Ch$17,835 million or US$34.3 million as of December 31, 2011) of paid-in capital and reserves, regulatory capital of at least 8% of its risk weighted assets, net of required allowances, and paid in capital and reserves of at least 3% of its total assets, net of required allowances.

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

Banks should also have capital básico, or basic capital, of at least 3.0% of their total assets, net of allowances. Basic capital is defined as including shareholders’ equity.

Within the scope of Basel II in Chile, further changes in regulation may occur. See “Item 3: D. Risk Factors—Risks Relating to Chile—Banking regulations may restrict our operations and thereby adversely affect our financial condition and results of operations.”

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

D. Property, Plant and Equipment

We are domiciled in Chile and own our principal executive offices located at Bandera 140, Santiago, Chile. We also own ten other buildings in the vicinity of our headquarters and we rent five other buildings. At December 31, 2011, we owned the locations at which 30.7% of our branches were located. The remaining branches operate at rented locations. We believe that our existing physical facilities are adequate for our needs.

Main properties as of December 31, 2011	Number
Central Offices
Own	7
Rented	5
Total	12

Branches (1)
Own	134
Rented	302
Total	436

Other property (2)
Own	59
Rented	6
Total	65

(1)	Some branches are located inside central office buildings and other properties. Including these branches the total number of branches is 499. Special payment centers are included in Other property.

(2)	Consists mainly of parking lots, mini-branches and property owned by our subsidiaries.

The following table sets forth a summary of the main computer hardware and other systems-equipment that we own.

Category	Brand	Application
Mainframe	IBM	Back-end, Core-System Altair, Payment means and foreign trade.
Midrange	IBM	Interconnections between Mainframe and mid-range
Midrange	SUN/Unix SUN/UNIX	Interconnections applications Credit & debit cards Treasury, MIS, Work Flow, Accounting
Midrange	IBM	WEB
Desktop	IBM/HP/Lenovo	Platform applications
Call Center	Avaya Genesys Nice Periphonics	Telephone system Integration Voice/data Voice recorder IVR

The main software systems that we use are:
Category	Product	Origin
Core-System	ALTAMIRA	Accenture
Data base	DB2	IBM
Data base	Oracle	Oracle
Data base	SQL Server	Microsoft
WEB Service	Internet Information Server	Microsoft
Message Service	MQSeries	IBM
Transformation	MQIntegrator	IBM

ITEM 4A. UNRESOLVED STAFF COMMENTS

As of the date of the filing of this Annual Report on 20-F, we do not have any unresolved comments from the U.S. Securities and Exchange Commission.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Accounting Standards Applied in 2011

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

Therefore, as stated above, in order to comply with requirements of the SEC, the Bank has prepared the consolidated financial statements included in this Annual Report under IFRS-IASB.Santander-Chile’s transition date to IFRS was January 1, 2008.  The Bank prepared its opening balance under these standards as of such date.  Consequently, the date of adoption of the new standards by the Bank and its subsidiaries was January 1, 2009.

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

On August 12, 2010, Circular No. 3,503 was issued which modified how we must classify loans included in Chapters B-1, B-2, B-3 and C1 of the Compendium of Accounting Standards, which are loans analyzed on an individual basis. Such modifications were effective from January 1, 2011, except for those modifications relating to additional provisions included in the Letter to Management No. 9 relating to Chapter B-1 which took effect in 2010. As a supplement to the Circular, the Letter to Management No. 9 was issued on December 21, 2010 which specifies that adjustments resulting from the adoption of these modifications starting on January 1, 2011 could be recorded during the first quarter of 2011; however, entities may anticipate recognition of the impact of these adjustments, in whole or in part, in 2010. As of December 31, 2010, we have chosen to recognize the entire provision adjustments aforementioned.

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

Allowance for loan losses

The Bank maintains loan loss allowances in amounts determined in accordance with its internal models. These models for rating and evaluating credit risk are approved by the Bank’s Board of Directors. Our credit scoring system considers both the length of time by which the loan is overdue and the borrower’s risk profile, which includes the borrower’s overall indebtedness and credit behavior under the borrower’s obligations to third parties. (See “Item 5: F. Selected Statistical Information—Loan Portfolio and Item 5: F. Selected Statistical Information—Classification of Loan Portfolio”).

Our internal provisioning models use statistical models that take into account a borrower’s credit history and indebtedness levels. Group ratings that determine loan loss allowances based only on non-performance are being phased out and replaced by statistical scoring systems. Large commercial loans are rated on an individual basis. For large commercial loans, leasing and factoring, we assign a risk category level to each borrower and its respective loans. We consider the following risk factors in classifying a borrower’s risk category: (i) the borrower’s industry or sector, (ii) owners or managers, (iii) financial condition, (iv) payment ability and (v) payment behavior. For a detailed description of the models we use to determine loan loss allowances for commercial loans. See “Item 5: F. Selected Statistical Information—Classification of Loan Portfolio—Classification of Loan Portfolio—Credit Approval: Loans approved on an individual basis.” Group assessment for loan loss allowances is applied for a large number of borrowers whose individual loan amounts are relatively insignificant. Currently, we use group analysis to determine loan loss allowances for certain types of loans, such as loans to small- and mid-sized companies and commercial loans to individuals. (See “Item 5: F. Selected Statistical Information—Classification of Loan Portfolio—Classification of Loan Portfolio —Loans analyzed on a group basis—Small and mid-sized commercial loans”).

Derivative activities

As of December 31, 2011, 2010, and 2009, derivatives are measured at fair value on the statement of financial position and the net unrealized gain (loss) on derivatives is classified as a separate line item within the income statement. Under IFRS, banks must mark-to-market derivatives. A derivative financial instrument held for trading purposes must be marked to market and the unrealized gain or loss recognized in the income statement. The Bank recognizes three kinds of hedge accounting: (i) cash flow hedges, (ii) fair value hedges and (iii) hedging of foreign net investments.

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

C. Operating Results

Chilean Economy

All of our operations and substantially all of our customers are located in Chile. Accordingly, our financial condition and results of operations are substantially dependent upon economic conditions prevailing in this country. In 2011, the Chilean economy grew approximately 6.0% compared to 5.2% in 2010 and a decrease of 1.7% in 2009.

According to the latest data available for the nine-month period ended September 30, 2011, internal demand increased 10.8%, private investment increased 17.2%, and private consumption increased 10.0%. Unemployment has also been decreasing. As of December 2011, the unemployment rate was 6.6%, compared to 7.15 in December 2010.  Part of this growth can be explained by the strong rebound in economic activity compared to a weaker first half of 2010 that was negatively affected by the February 2010 earthquake.  Going forward economic activity is expected to continue to increase, but possibly at a slower pace.

As a result of the economic recovery, the CPI and interest rates have been increasing. In the year ended December 31, 2011, CPI inflation reached 4.44%.  CPI inflation in 2010 increased 2.97% compared to a 1.38% decrease in 2009. As a result of rising price levels and higher economic activity, interest rates also increased in 2011. The overnight interbank rate set by the Central Bank increased 200 basis points in the twelve month period ended December 31, 2011 to 5.25%. In January 2012, rates were cut 25 basis points to 5.0%.

The Chilean banking sector evolved in line with overall economic developments with an increase in the volume of loans. Total loans as of December 31, 2011 in the Chilean financial system were Ch$87,946,500 million (US$169.0 billion), an increase of 17.3% in the last year. Total customer deposits (defined as time deposits plus checking accounts) totaled Ch$76,544,252 million (US$147.1 billion) as of December 31, 2011, an increase of 17.8% in the last year. The non-performing loan ratio defined as in the Chilean banking industry decreased from 2.7% at year-end 2010 to 2.4% as of December 31, 2011.

Impact of Inflation

Our assets and liabilities are denominated in Chilean pesos, Unidades de Fomento (UF) and foreign currencies. The Bank no longer recognizes inflation accounting and has eliminated price-level restatement in line with IFRS, but inflation impacts our results of operations as some loan and deposit products are contracted in UF. The UF is revalued in monthly cycles. Each day in the period beginning on the tenth day of the current month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect a proportionate amount of the change in the Chilean Consumer Price Index during the prior calendar month. One UF equaled Ch$22,294.03 at December 31, 2011, Ch$ 21,455.55 at December 31, 2010, and Ch$20,942.88 at December 31, 2009.  High levels of inflation in Chile could adversely affect the Chilean economy and could have an adverse effect on our business, financial condition and results of operations. Negative inflation rates also negatively impact our results. In 2011 CPI inflation was 4.44%, 2010, CPI inflation was at 3.0%, compared to a decline of 1.4% in 2009.  There can be no assurance that Chilean inflation will not change significantly from the current level. Although we currently benefit from moderate levels of inflation, due to the current structure of our assets and liabilities (i.e., a significant portion of our loans are indexed to the inflation rate, but there are no corresponding features in deposits or other funding sources that would increase the size of our funding base), there can be no assurance that our business, financial condition and result of operations in the future will not be adversely affected by changing levels of inflation. In summary:

•
UF-denominated assets and liabilities. In 2011, UF inflation was +3.9% compared to +2.5% in 2010 and -2.4% in 2009. The effect of any changes in the nominal peso value of our UF-denominated interest earning assets and interest bearing liabilities is reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest income and expense, respectively.  Our net interest income will be positively affected by an inflationary environment to the extent that our average UF-denominated interest earning assets exceed our average UF-denominated interest bearing liabilities. Our net interest income will be negatively affected in a deflationary environment if our average UF-denominated interest earning assets exceed our average UF-denominated interest bearing liabilities. Our net interest income will be negatively affected by inflation in any period in which our average UF-denominated interest bearing liabilities exceed our average UF-denominated interest earning assets. Our average UF-denominated interest earning assets exceeded our average UF-denominated interest bearing liabilities by Ch$3,611,046 million, Ch$3,171,140 million in 2010 and Ch$2,689,614 million in 2009. See “Item 5: F. Selected Statistical Information―Average Balance Sheets, Income Earned from Interest-Earning Assets and Interest Paid on Interest Bearing Liabilities.” In general, the Bank has more UF-denominated financial assets than UF-denominated financial liabilities. In the year-ended December 31, 2011, the interest earned on interest earning assets denominated in UF increased  30.8% compared to 2010 as a result of the larger gap between UF-denominated average interest-earning assets and UF-denominated average interest bearing liabilities and the increase in UF inflation. The interest paid on these liabilities increased 32.8% in 2011 compared to 2010 and reached Ch$388,349 during the year-ended December 31, 2011.

•
Inflation and interest rate hedge. A key component of our asset and liability policy is the management of interest rate risk. The Bank’s assets generally have a longer maturity than our liabilities. As the Bank’s mortgage portfolio grows, the maturity gap tends to rise as these loans, which are contracted in UF, have a longer maturity than the average maturity of our funding base. As most of our long term financial instruments and mortgage loans are contracted in UF and most of our deposits are in nominal pesos, the rise in mortgage lending increases the Bank’s exposure to inflation and to interest rate risk. The size of this gap is limited by internal and regulatory guidelines in order to avoid excessive potential losses due to strong shifts in interest rates (see “Item 11: Quantitative and Qualitative Disclosures About Market Risk”). In order to keep this duration gap below regulatory limits, the Bank issues long term bonds denominated in UF or interest rate swaps. The financial cost of the bonds and the efficient part of these hedges is recorded as net interest income. In 2011, the gain from the swaps taken in order to hedge mainly for inflation and interest rate risk totaled a loss of Ch$58,775 million compared to a loss of Ch$2,008 million in 2010 and a gain of Ch$24,988 million in 2009.

	As of December 31,			% Change	% Change
Inflation sensitive income	2011	2010	2009	2011/2010	2010/2009
	(In million of Chilean pesos)
Interest earned on UF assets(1)	703,286	537,621	224,614	30.8%	139.4%
Interest paid on UF liabilities(1)	(388,349)	(292,362)	(67,559)	32.8%	332.8%
Hedging results	(58,775)	(2,008)	24,988	2,827.0%	–%
Net gain	256,162	243,251	182,043	5.3%	33.6%

(1)	Excludes results from hedging

•
Peso-denominated assets and liabilities. Interest rates prevailing in Chile during any period primarily reflect the inflation rate during the period and the expectations of future inflation. The sensitivity of our peso-denominated interest earning assets and interest bearing liabilities to changes to such prevailing rates varies. (See “Item 5: C. Operating Results—Interest Rates”). We maintain a substantial amount of non-interest bearing peso-denominated demand deposits. Because such deposits are not sensitive to inflation, any decline in the rate of inflation would adversely affect our net interest margin on inflation indexed assets funded with such deposits, and any increase in the rate of inflation would increase the net interest margin on such assets. (See “Item 11: Quantitative and Qualitative Disclosures About Market Risk”). The ratio of the average of such demand deposits and average shareholder’s equity to average interest-earning assets was 27.2%, 27.9% and 25.0% for the years ended December 31, 2011, 2010 and 2009, respectively.

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

Foreign Exchange Fluctuations

The Chilean government’s economic policies and any future changes in the value of the Chilean peso against the U.S. dollar could adversely affect our financial condition and results of operations. The Chilean peso has been subject to significant devaluation in the past and may be subject to significant fluctuations in the future. In 2011, the Chilean peso in relation to the U.S. dollar depreciated 11.3% compared to a 7.5% appreciation in 2010 and a 19.5% appreciation in 2009. (See “Item 3: A. Selected Financial Data—Exchange Rates”). A significant portion of our assets and liabilities are denominated in foreign currencies, principally the U.S. dollar, and we historically have maintained and may continue to maintain material gaps between the balances of such assets and liabilities. Our current strategy is not to maintain a significant difference between the balances of our assets and liabilities in foreign currencies. In 2011 and 2010, the Bank held more liabilities than assets in foreign currencies, mainly U.S dollars as a result of an ample supply of US$ deposits from companies that receive export revenues, foreign correspondent bank loans and bonds issued abroad. This difference is usually hedged using forwards and cross-currency swaps.  Because such assets and liabilities, as well as interest earned or paid on such assets and liabilities, and gains and losses realized upon the sale of such assets, are translated to Chilean pesos in preparing our financial statements, our reported income is affected by changes in the value of the Chilean peso relative to foreign currencies (principally the U.S. dollar). The translation gain or loss over assets and liabilities (excluding derivatives held for trading) is included as foreign exchange transactions in the income statement. The translation and mark-to-market of foreign currency derivatives held for trading is recognized as a gain or loss in the net results from mark-to-market and trading.

The Bank also uses a sensitivity analysis with both internal limits and regulatory limits to seek to manage the potential loss in net interest income resulting from fluctuations of interest rates on U.S. dollar denominated assets and liabilities and a VaR model to limit foreign currency trading risk (see “Item 11: Quantitative and Qualitative Disclosures About Market Risk”).

We also set an absolute limit on the size of Santander-Chile’s consolidated net foreign currency trading position. At December 31, 2011, this was equal to US$200 million. See “Item 11: Volume Limits.” The limit on the size of the net foreign currency position is determined by the Asset and Liability Committee and is calculated and monitored by our Market Risk and Control Department.

The compositions of our assets, liabilities and equity at December 31, 2011, by currency are as follows:

	As of December 31, 2011, Ch$ million
	Ch$(1)	UF	Ch$ linked to US$	US$	Total
Assets
Cash and deposits	1,837,088	–	–	956,613	2,793,701
Unsettled transactions	219,469	–	–	56,985	276,454
Trading investments	73,435	336,328	–	–	409,763
Investments under agreements to resell	12,262	666	–	–	12,928
Financial derivative contracts	1,601,896	–	–	–	1,601,896
Interbank loans	–	–	–	87,677	87,677
Loans and receivables from customers	6,561,443	8,729,023	52,789	1,515,382	16,858,637
Available for sale investments	1,568,022	81,651	–	11,638	1,661,311
Investments held to maturity	–	–	–	–	–
Investments in other companies	8,728	–	–	–	8,728
Intangible assets	80,739	–	–	–	80,739
Property, plant and equipment	153,059	–	–	–	153,059
Current taxes	37,253	–	–	–	37,253
Deferred taxes	136,521	–	–	–	136,521
Other assets(2)	301,385	89,739	9,467	149,735	550,326
Total assets	12,591,300	9,237,407	62,256	2,778,030	24,668,993
Liabilities
Deposits and other sight obligations	3,806,618	179,754	–	427,443	4,413,815
Unsettled transactions	21,681	–	–	67,805	89,486
Investment under agreements to repurchase	447,230	159	–	96,992	544,381
Deposits and other time deposits	5,585,988	2,140,400	–	1,194,726	8,921,114
Financial derivative contracts	1,292,402	–	–	–	1,292,402
Interbank borrowings	–	810	–	1,919,282	1,920,092
Issued debt instruments	254,263	2,707,657	–	1,661,319	4,623,239
Other financial liabilities	156,461	13,167	5,949	1,022	176,599
Current taxes	1,498	–	–	–	1,498
Deferred taxes	5,315	–	–	–	5,315
Provisions	187,557	–	–	–	187,557
Other liabilities(2)	94,796	29,370	2,453	272,358	398,977
Total liabilities	11,853,809	5,071,317	8,402	5,640,947	22,574,475
Equity
Attributable to Bank Shareholders
Capital	891,303	–	–	–	891,303
Reserves	51,539	–	–	–	51,539
Valuation adjustment	2,832	–	–	–	2,832
Retained earnings:	1,115,043	–	–	–	1,115,043
Retained earnings of prior periods	833,830	–	–	–	833,830
Net income for the period	401,733	–	–	–	401,733
Minus: Provision for mandatory dividends	(120,520)	–	–	–	(120,520)
Non-controlling interest	33,801	–	–	–	33,801
Total Equity	2,094,518	–	–	–	2,094,518
Total liabilities and equity	13,948,327	5,071,317	8,402	5,640,947	24,668,993

(1)	Includes the value of swap instruments and balances of executed transactions which contractually defer the payment of sales transactions or the delivery of foreign currency acquired.

(2)	Other assets and liabilities include the threshold position from derivative contracts.

Segmentation criteria

The accounting policies used to determine the Bank’s income and cost by business segment are the same as those described in the summary of accounting policies in Note 1 of the Bank’s Consolidated Financial Statements, and are customized to meet the needs of the Bank’s management. The Bank earns most of its income in the form of interest income, fee and commission income and income from financial operations. To evaluate a segment’s financial performance, the highest decision making authority bases his assessment on the segment's interest income, fee and commission income, and expenses. This assessment helps the Bank make decisions over the resources that will be allocated to each segment.

To achieve the strategic objectives adopted by the top management and adapt to changing market conditions, the Bank makes changes in its organization from time to time, which in turn have a greater or lesser impact on how it is managed or administered.  During 2011, the Bank made certain changes in its accounting criteria and elected to apply these changes retroactively to its financial statements for the years 2010 and 2009 to make them comparable to its 2011 financial statements. As the transfer cost of liquidity has been consistently different from the referential yield curve used to calculate internal transfer prices, the Bank elected to modify the method for calculating the Internal Transfer Rate (ITR) used to determine the profitability of its different business segments.  Before this change, the Bank established the ITR for each of its lending and deposit operation based on the maturity of each operation on a case-by-case basis regardless of whether the operation was an asset or liability. Since 2011, the ITR is calculated based on the business segment.  This change in method is consistent with our internal criteria for business segmentation and improves the process of establishing our operational prices as it delivers a more precise assessment of the profitability of our business segments.  Implementation of these changes did not create any significant difference for the Bank's results of operations.  Please see Note 4 to our 2011 financial statements for a qualitative and quantitative analysis of the changes resulting from the new accounting criteria.

In addition, during 2011, since the transfer cost of liquidity has been consistently different than the referential yield curve used to calculated internal transfer prices, the Bank decided to modify the method for calculating the Internal Transfer Rate (ITR) used to determine the profitability of the different segments.  Before this change, the Bank established the ITR for each operation based on the maturity of each operation regardless if the operation was an asset or liability. Since 2011, the ITR is calculated by the corporate center of each business unit.  This change in method is lined up with the new regulations and improves the process of establishing the operation prices since it delivers a more precise assessment of their profitability.  These changes did not create any significant difference for the Bank nor did they affect its profit and loss.

Results of Operations for the Years Ended December 31, 2011, 2010 and 2009

The following discussion is based upon and should be read in conjunction with the Audited Consolidated Financial Statements.  The Audited Consolidated Financial Statements have been prepared in accordance with IFRS as issued by the IASB. The following table sets forth the principal components of our net income for the years ended December 31, 2009, 2010 and 2011.

	2011	2011	2010	2009
CONSOLIDATED INCOME STATEMENT DATA	ThUS$(1)	Ch$ million of constant pesos			% Change 2011 / 2010	% Change 2010 / 2009
IFRS:
Interest income and expense
Interest income	3,399,126	1,768,735	1,412,983	1,207,778	25.2%	17.0%
Interest expense	(1,530,576)	(796,435)	(473,264)	(351,262)	68.3%	34.7%
Net interest income	1,868,550	972,300	939,719	856,516	3.5%	9.7%
Fees and income from services
Fees and commission income	697,686	363,041	338,183	315,925	7.4%	7.0%
Fees and commission expense	(163,746)	(85,205)	(74,601)	(61,795)	14.2%	20.7%

	2011	2011	2010	2009
CONSOLIDATED INCOME STATEMENT DATA	ThUS$(1)	Ch$ million of constant pesos			% Change 2011 / 2010	% Change 2010 / 2009
Total net fees and commission income	533,940	277,836	263,582	254,130	5.4%	3.7%
Other operating income
Net income from financial operations	328,350	170,857	38,755	3,887	340.9%	897.0%
Foreign exchange profit (loss), net	(147,324)	(76,660)	57,233	163,241	–%	(64.9%)
Financial transactions, net	181,026	94,197	95,988	167,128	(1.9%)	(42.6%)
Other operating income	36,032	18,749	43,608	25,866	(57.0%)	68.6%
Total other operating income	217,058	112,946	139,596	192,994	(19.1%)	(27.7%)
Net operating profit before loan losses	2,619,548	1,363,082	1,342,897	1,303,640	1.5%	3.0%
Provision for loan losses	(607,547)	(316,137)	(253,915)	(333,145)	24.5%	(23.8%)
Net operating profit	2,012,001	1,046,945	1,088,982	970,495	(3.9%)	12.2%
Operating expenses
Personnel salaries and expenses	(539,277)	(280,613)	(250,265)	(224,484)	12.1%	11.5%
Administrative expenses	(320,602)	(166,825)	(147,343)	(136,712)	13.2%	7.8%
Depreciation and amortization	(102,750)	(53,466)	(49,403)	(46,623)	8.2%	6.0%
Impairment	(223)	(116)	(4,925)	(75)	(97.6%)	6466.7%
Other operating expenses	123,394	(64,208)	(45,402)	(37,364)	41.4%	21.5%
Total operating expenses	(1,086,246)	(565,228)	(497,338)	(445,258)	13.7%	11.7%
Net operating income	925,755	481,717	591,644	525,237	(18.6%)	12.6%
Other non-operating results
Income from investments in other companies	4,113	2,140	1,171	297	82.7%	294.3%
Total other non-operating results	4,113	2,140	1,171	297	82.7%	294.3%
Income before tax	929,868	483,857	592,815	525,534	(18.4%)	12.8%
Income tax	(148,348)	(77,193)	(85,343)	(88,924)	(9.5%)	(4.0%)
Consolidated net income for the period	781,520	406,664	507,472	436,610	(19.9%)	16.2%
Net income for the period attributable to:
Equity holders of the Bank	772,044	401,733	505,393	431,557	(20.5%)	17.1%
Non-controlling interests	9,476	4,931	2,079	5,053	137.2%	(58.9%)

(1)
Amounts stated in U.S. dollars at and for the year ended December 31, 2011, have been translated from Chilean pesos at the exchange rate of Ch$520.35 = US$1.00 as of December 31, 2011. See “Item 3: A. Selected Financial Data—Exchange Rates” for more information on exchange rate.

Results of operations for the years ended December 31, 2011 and 2010. Net income for the year ended December 31, 2011, decreased 19.9% to Ch$406,664 million. Our return on average equity was 20.4% in 2011 compared to 29.0% in 2010.

In 2011, net operating profit before loan losses was Ch$1,363,082 million, an increase of 1.5% compared to 2010. Our net interest income increased 3.5% to Ch$972,300 million in 2011 from Ch$939,719 million in 2010. The average balance of our interest-earning assets increased by 16.5% in 2011 compared to 2010.  However, our net interest margin decreased 60 basis points to 4.8% in 2011 from 5.4% in 2010 mainly due to higher funding costs. As discussed in further detail below, the rise in the average rate of interest paid on time deposits due to higher short-term interest rates was a result of increased overall funding costs. This was only partially offset by higher volumes, higher asset yields and higher inflation in 2011 compared to 2010.

Net fees and commission income increased 5.4% to Ch$277,836 million in 2011 compared to 2010. Net fees were positively affected by the growth of the Chilean economy and the Bank’s marketing and promotion efforts to increase product usage. Fees from credit, debit and ATM cards increased 6.5%, fees from insurance brokerage fees increased by 3.9% and securities brokerage fees increased 15.6% in 2011. These increases were partially offset by a 5.4% decrease in fees from checking accounts and lines of credit. This decline was due to the reduction in the amount of lines of credit and overdraft lines made available to clients, following an increase in provisioning requirements for unused lines of credit under local Chilean Bank GAAP.

Results of financial transactions, net, which is the sum of trading activities, fair value adjustments and foreign exchange transactions, totaled Ch$94,197 million in 2011, a decrease of 1.9% compared to 2010. These results include the results of our Treasury Department’s trading business and financial transactions with customers, Santander Global Connect (SGC), as well the results of our Financial Management Division. The results from the Financial Management Division recorded a loss of Ch$20,072 million in 2011 compared to a loss of Ch$597 million in 2010. Throughout 2011, the Bank has maintained above-average levels of liquidity, part of which is generated from US$-denominated liabilities, as a conservative measure given the uncertainty surrounding global financial markets. These dollar liabilities are hedged through derivatives (short term foreign currency swaps), but the short term interest rate differential between US$ and Ch$ has increased and has produced a higher cost registered in financial transactions, net. This higher cost is partially offset by net interest income where the interest earned on the short-term liquid asset is registered and the interest expense of the US$-denominated liabilities is also recorded.

The results from SGC, a specialized platform designed to facilitate the sale of derivatives to a broad range of companies in all segments through our branch network and through market-making, increased 15.0% in 2011 from Ch$54,472 million in 2010. Our proprietary trading results totaled a gain of Ch$16,022 million in 2011, which represented an increase of 172.5% compared to 2010. This was mainly due to positive results in the foreign exchange market.

Other operating income totaled a gain of Ch$18,749 million in 2011, a 57.0% decrease from Ch$43,608 million in 2010. This decline was mainly due to the gain from sale of branches recorded in 2010, which did not occur to the same extent as in 2011, as well as lower recoveries of provisions for contingencies and a decrease in insurance payments relating to the earthquake.

Provision expense, net in 2011 totaled Ch$316,137 million and increased 24.5% from Ch$253,915 million in 2010. This increase in net provision expense was mainly due to the increase in charge-offs. Charge-offs for non-performing loans increased 40.6% in 2011, totaling Ch$291,088 million from Ch$207,046 million in 2010. Consumer loan charge-offs increased 54.5% in the year ended December 31, 2011 compared to the corresponding period in 2010.  The rise was mainly due to the growth in consumer lending, which in 2011 increased 9.0%. The tightening of renegotiation policies for consumer loans also led to a greater amount of impaired consumer loans entering non-performing status and subsequently being charged-off. The 27.5% rise in charge-offs in commercial loans was mainly due to greater charge-offs in the SME and middle-market segments. Charge-offs in residential mortgage loans decreased 12.2% in 2011. This was offset by the 21.3% decrease in gross provision expense to Ch$60,847 million in 2011 compared to 2010. This decrease was mainly due to lower gross provisions in consumer lending. In the year ended December 31, 2010, we recognized Ch$30,466  million in provisions mainly for consumer loans as a result of improvements made to our credit-scoring models. The minimum provision required for clients in most risk profiles was increased for performing consumer loans and this effect was recognized as a larger provision expenses and greater provision for loan losses. This change in our models was a non-recurring event in 2011 and the effect of this non-recurrence in 2011 was offset in part by an increase in gross provision for residential mortgage loans.  In June 2011, the Bank modified its provisioning model for residential mortgage loans. As of June 2011, residential mortgage loans are assigned an allowance level based on credit risk profiles which are determined utilizing a statistical model that considers: (i) a borrower’s credit history, (ii) if a client is a new client or an existing client, (iii) if the client is a Bank client or a Banefe client and (iv) if this client has been renegotiated in the system. The total impact of this change on loan loss reserves was Ch$16,258 million or 0.3% of the Bank’s total residential mortgage portfolio in 2011.  The 70.7% increase in gross provisions in commercial loans from Ch$15,994 million in 2010 to Ch$27,298 million in 2011 was mainly due to the modification and recalibration of the Bank’s provisioning model of commercial loans analyzed on a group basis which are mainly comprised of loans to small and mid-sized companies.  Previously, loan loss allowance in this category of loans was mainly determined by the number of days a loan was overdue. Currently, provisions are set according to (i) performing status, (ii) if a client has been renegotiated or not, (iii) if a client is a new client or an existing client, and (iv) if the client has collateral in connection with the loan. The total impact of this change on loan loss reserves was Ch$16,560 million in 2011.

As a result of the factors mentioned above, net operating profit decreased 3.9% in 2011 compared to 2010 and totaled Ch$1,046,945 million.

Operating expenses increased 13.7% in 2011 compared to the corresponding period in 2010. Personnel salaries and expenses increased by 12.1% mainly due to higher headcount, as well as higher severance payments. Administrative expenses increased 13.2%. The main reasons for this rise in administrative expenses were: (i) the 18.3% rise in branch rental expenses to Ch$22,337 million in 2011 due to the Bank having sold branches in 2010 and 2011 and these branches are now rented to us and (ii) greater business activity, as well as the expenses related to IT projects being carried out to improve productivity. Our efficiency ratio was 41.5% in 2011 compared to 37.0% in 2010.

Other operating expenses were Ch$64,208 million in 2011, a 41.4% increase compared to 2010. The increase in other operating expenses was mainly due to: (i) higher provisions for repossessed assets, which totaled Ch$10,050 million in 2011 and increased 179.6% from Ch$3,594 million in 2010; (ii) provisions for contingencies, which totaled Ch$8,144 million in 2011 and increased 950.88% from Ch$775 million in 2010 and which were mainly provisions set aside for possible non-credit contingencies such as tax, legal and labor contingencies and other non-specific provisions; and (iii) other expenses, which increased 50.4% mainly as a result of a 104.1% rise in operational charge-offs related to ATMs and other equipment that was damaged or vandalized in 2011. This was offset by lower earthquake related expenses, lower expenses related to repossessed assets and lower credit card expenses.

Our income tax expense decreased by 9.5% in the year ended December 31, 2011 compared to 2010. The effective tax rate paid was 15.94% in 2011 compared to 14.41% in 2010. The statutory tax rate in Chile in 2011 reached 20% compared to 17% in 2010.  The higher effective tax rate in 2011 is mainly due to this rise in the statutory corporate tax rate. The decline in income tax expense is mainly due to the lower income before taxes.

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

Net operating profit before loan losses was Ch$1,342,897 million in 2010, an increase of 3.0% from 2009 when it was Ch$1,303,640 million. Our net interest income increased 9.7% in 2010 as compared to 2009. The average balance of our interest-earning assets increased 7.5% in 2010 as compared to 2009. Net interest margin in 2010 was 5.4% compared to 5.3% in the same period in 2009, reflecting the higher inflationary environment. In 2010, the value of the UF increased by 2.5% compared to a decline of 2.4% in 2009. As we have more interest-earning assets than liabilities denominated in UF, our net interest income was positively affected by this change in inflationary trends. In 2010, the average gap between UF-denominated average interest-earning assets and UF-denominated average interest bearing liabilities was approximately Ch$3,171,140 million compared to Ch$2,689,614 million in 2009. This moderate inflationary trend increased our average nominal rate earned over interest earning assets to 8.1% in 2010 from 7.4% in 2009.

Net fees and commission income increased 3.7% to Ch$263,582 million in 2010 as compared to 2009. The growth in net fees and commission income was mainly driven by higher fees from credit, debit and ATM cards, which increased by 8.2%, reflecting increased usage of these credit cards. Asset management fees increased 29.9% in 2010 as compared to 2009. Total funds under management decreased 7.0% in the period being analyzed and totaled Ch$3,186,784 million (US$6.8 billion). The recovery of the local and global equity markets in 2010 has resulted in an increase in equity funds of 42.9% in the period being analyzed which earn higher management fees than non-equity funds, as well as an increase in the performance of our funds under management. Insurance brokerage fees increased by 101.0% in 2010 as compared to 2009. This was mainly due to an increase in prices on behalf of insurance underwriters following the February 2010 earthquake and tsunami, greater business volumes in our insurance brokerage subsidiary and higher online sales of insurance products through our website.

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

Other operating income totaled a gain of Ch$43,608 million in 2010, a 68.6% increase as compared to 2009.  In 2010, we sold 43 branches for a gain of Ch$30,934 million recognized as gain on sale of our property, plant and equipment. These branches are now rented to us.We did not finance this acquisition and the acquirers were non-related parties.

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

Net interest income

	Year ended December 31,			% Change	% Change
	2011	2010	2009	2011/2010	2010/2009
	(in millions of Ch$, except percentages)
Individuals (Commercial banking)	453,139	426,558	416,220	6.2%	2.5%
Individuals (Santander Banefe)	117,154	106,942	115,840	9.5%	(7.7%)
Small and mid-sized companies	207,008	192,825	228,928	7.4%	(15.8%)
Institutional	26,856	19,675	18,789	36.5%	4.7%
Companies	140,818	126,936	114,932	10.9%	10.4%
Total commercial banking	944,975	872,936	894,709	8.3%	(2.4%)
Global banking & markets	48,942	60,164	33,238	(18.7%)	81.0%
Other(1)	(21,617)	6,619	(71,431)	–%	–%
Net interest income	972,300	939,719	856,516	3.5%	9.7%

	Year ended December 31,			% Change	% Change
	2011	2010	2009	2011/2010	2010/2009
	(in millions of Ch$, except percentages)
Average interest-earning assets	20,355,039	17,479,483	16,265,592	16.5%	7.5%
Average non-interest-bearing demand deposits	3,575,544	3,152,513	2,475,050	13.4%	27.4%
Net interest margin(2)	4.8%	5.4%	5.3%	–	–
Average shareholders’ equity and average non-interest-bearing demand deposits to total average interest-earning assets	27.4%	28.1%	25.1%	–	–

(1)	Consists mainly of net interest income from the Financial Management Division and the cost of funding our fixed income trading portfolio.

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

For the years ended December 31, 2011 and 2010.  Our net interest income totaled Ch$972,300 million in the year ended December 31, 2011, an increase of 3.5% from 939,719 in 2010. Average interest earning assets increased 16.5% in the same period, driven mainly by lending to individuals, companies and the global banking and markets segment. Net interest margin in 2011 was 4.8% compared to 5.4% in 2010. Net interest margins were negatively affected by the rise in average short-term interest rates. As interest-bearing liabilities generally have shorter terms than interest-earning assets, a rise in short-term rates has a negative effect on our margins. The average nominal rate we paid on our peso-denominated interest-bearing liabilities was 6.3% in 2011 compared to 2.7% in 2010. The average nominal rate we paid on our peso-denominated time deposits was 5.6% in 2011 compared to 2.3% in 2010. As a result, interest expense in 2011 increased 68.3% compared to interest expense in 2010.

The impact of interest rate increases was partially offset by a higher local inflationary environment. In 2011, the value of the UF increased by 3.9% compared to a rise of 2.5% in 2010. As we have more interest-earning assets than liabilities linked to the UF, our net interest income was positively affected by this change in inflationary trends. At the same time, the higher interest rate environment also pushed upward the nominal rate earned over our interest earning assets, albeit to a lesser extent than the rise of our funding costs. The average nominal rate earned over interest earning assets increased to 8.7% in 2011 from 8.1% in 2010.

The changes in net interest income by segment in 2011 as compared to 2010 were as follows:

•
Net interest income from individuals in commercial banking increased 6.2%, mainly as a result of the 10.7% increase in loan volumes in this segment. This was partially offset by higher funding costs due to the rising short-term interest rates throughout 2011.

•
Net interest income from individuals in Santander Banefe increased 9.5%, mainly as a result of the 12.6% increase in loan volumes in this segment. This was partially offset by higher funding costs due to the rising short-term interest rates throughout 2011.

•
Net interest income from small and mid-sized companies increased 7.4% mainly as a result of the 7.9% increase in loans to this segment.  This was partially offset by the increase in average short-term interest rates, which affected funding costs.

•
Net interest income from the total Companies segment increased 10.9%, mainly as a result of the 11.1% increase in loans to this segment due to the positive evolution of the economy. This was partially offset by the rise in funding costs.

•	Loans in the Global Banking and Markets segment increased 15.6% in 2011 compared to 2010. Net interest income from the Global Banking and Markets segment decreased 18.7% in the same period. This was mainly due to the higher short-term interest rates that affected funding costs and lower loan spreads due to competitive pressures.

•
Other net interest income consists mainly of net interest income from the available for sale investment portfolio and deposits in the Central Bank and the financial cost of supporting our cash position and investment portfolio for trading, the interest income from which is recognized as net income from financial operations and not interest income. The net interest income included as “other” totaled a loss of Ch$21,617 million in 2011 compared to a gain of Ch$6,619 million in 2010. As short-term interest rates increased, the financial cost of maintaining these lower yielding assets rose. Simultaneously, the yield obtained on low yielding assets did not rise as the Bank increased its short-term liquidity as a proactive measure given the uncertainty surrounding global financial markets, since the second quarter of 2011. The nominal rate earned on the Bank’s financial investments decreased from 3.2% in 2010 to 2.5% in 2011. This segment also reflects the impact of higher funding costs that finance the Bank’s financial investments and cash position.

The following table shows our balances of loans and accounts receivables from customers and interbank loans by segment at the dates indicated.

	As of December 31,			% Change	% Change
Loans by segment	2011	2010	2009	2011/2010	2010/2009
	(in millions of Ch$)
Individuals (Commercial banking)	8,484,493	7,664,070	6,678,117	10.7%	14.8%
Individuals (Santander Banefe)	804,852	714,899	609,808	12.6%	17.2%
Small and mid-sized companies	2,560,736	2,373,360	2,485,505	7.9%	(4.5%)
Institutional	355,199	332,150	282,933	6.9%	17.4%
Companies	3,650,709	3,286,920	2,456,321	11.1%	33.8%
Total Commercial banking	15,855,989	14,371,399	12,512,684	10.3%	14.9%
Global banking & markets	1,494,752	1,293,221	1,209,547	15.6%	6.9%
Other	84,041	62,662	29,045	34.1%	115.7%
Total loans(1)	17,434,782	15,727,282	13,751,276	10.9%	14.4%

(1)	Includes interbank loans.

We expect continued loan growth in 2012 and 2011. If GDP does not grow in line with forecasts this could have a negative input on us.

For the years ended December 31, 2010 and 2009.  Our net interest income increased 9.7% to Ch$939,719 million in the year ended December 31, 2010 from net interest income of Ch$856,516 million in the corresponding period in 2009. Average interest earning assets increased 7.5% in 2010 compared to 2009. Net interest margin in 2010 was 5.4% compared to 5.3% in the same period in 2009, reflecting the higher inflationary environment. In 2010, the value of the UF increased by 2.5% compared to a decline of 2.4% in 2009. As we have more interest-earning assets than liabilities linked to the UF, our net interest income was positively affected by this change in inflationary trends. In 2010, the average gap between UF-denominated interest-earning assets and UF-denominated average interest bearing liabilities was approximately Ch$3,171,140 million compared to Ch$2,689,614 million in 2009. This moderate inflationary trend increased our average nominal rate earned over interest earning assets to 8.1% in 2010 from 7.4% in 2009.

Our funding mix also improved. The ratio of non-interest bearing demand deposits and shareholders’ equity to interest earning assets was 28.1% in 2010 compared to 25.1% in 2009. Average non-interest bearing demand deposits increased 27.4% in 2010 compared to 2009, mainly as a result of growth in our cash management business with corporate clients.

These factors were partly offset by the lower interest income earned on consumer loans. The average nominal rate earned on consumer loans in 2010 was 20.4% compared to 23.7% and interest income from consumer loans decreased 4.5%, in 2010 compared to 2009. In 2009, we increased our consumer loan yields in order to compensate for the expected rise in non-performing levels and charge-offs. As the economy has rebounded and provision expense has decreased, yields on these products have normalized. See the discussion on the net provision expense in “Item 5: C. Operating Results— Results of Operations for the Years Ended December 31, 2011, 2010 and 2009.” This normalization of yields also explains, in part, the 15.8% decrease in net interest income from small and mid-sized companies (“SMEs”).

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

The changes in net interest income by segment in 2010 compared to 2009 were as follows:

•
Net interest income from individuals in commercial banking increased 2.5% mainly as a result of the 14.8% increase in loan volumes to individuals due to the more favorable economic environment and improvements in asset quality after the 2009 recession. The majority of residential mortgage loans are recorded in this segment of the Bank and interest income from residential mortgage loans also increased 197.2% as a result of the rise in inflation rate as the majority of these loans are linked to inflation. This increase was offset by the normalization of consumer loan yields mentioned above.

•
Net interest income from individuals in Santander Banefe decreased 7.7% in 2010 compared to 2009. Despite the approximately 17.2% increase in loan volumes to individuals, loan yields decreased in Santander Banefe in 2010 as risk levels normalized following the 2009 recession and the better economic outlook in 2010 that led to higher competition in 2010.

•
Net interest income from small and mid-sized companies decreased 15.8%. This segment was affected by rising funding costs while interest rate yields declined. This decline was mainly due to the normalization of loan spreads mentioned above. Loans to this segment decreased 4.5% in 2010 compared to 2009.

•
Net interest income from companies increased 10.4% year-over-year, mainly as a result of the 33.8% increase in loans to this segment, which was partially offset by rising funding costs while interest rate yields declined. This decline was mainly due to the normalization of loan spreads mentioned above.

•
Net interest income from the global banking and markets segment increased 81.0% in 2010 compared to 2009 mainly due to the rising interest rate environment that increased spreads in this segment, especially in the second half of the year, and the higher inflation rate, which had a positive effect on interest gained from our commercial loan book denominated in UFs. Loan volumes in this segment increased 6.9%. This segment also improved due to an improvement in our funding mix through demand deposits and cash management, as well as the movement of some of our former mid-sized clients to the global banking segment as a result of their growth.

•
Net interest income from non-segmented portions of interest earning assets, which consists mainly of net interest income from the Financial Management Division’s available for sale investment portfolio improved from a loss of Ch$71,431 million in 2009 to a gain of Ch$6,619 million in 2010.This was mainly as a result of higher net interest revenue from financial investments that are mainly denominated in UFs and, therefore, were positively affected by the rise in inflation. This portfolio manages the largest portion of our inflation gap and generally shows greater changes than the changes in interest rates. See “Item 5: C. Operating Results—Impact of Inflation.”

Fee and commission income

The following table sets forth certain components of our income from services (net of fees paid to third parties directly connected to providing those services, principally fees relating to credit card processing and ATM network administration) in the years ended December 31, 2011, 2010 and 2009.

	Year ended December 31,			% Change	% Change
	2011	2010	2009	2011/2010	2010/2009
	(in millions of Ch$)
Collections	61,803	60,136	65,782	2.8%	(8.6%)
Checking accounts and lines of credit	40,327	42,614	53,388	(5.4%)	(20.2%)
Credit, debit and ATM cards	59,525	55,899	51,670	6.5%	8.2%
Asset management	37,618	39,952	30,766	(5.8%)	29.9%
Letters of credit	24,388	22,852	24,558	6.7%	(6.9%)
Insurance brokerage	34,066	32,783	16,307	3.9%	101.0%
Custody and brokerage services	10,517	9,101	6,532	15.6%	39.3%
Office banking	2,267	1,832	2,552	23.7%	(28.2%)
Other fees	7,325	(1,587)	2,575	–%	–%
Total fees and commission income, net	277,836	263,582	254,130	5.4%	3.7%

For the years ended December 31, 2011 and 2010.  Net fees and commission income increased 5.4% to Ch$277,836 million in the year ended December 31, 2011 compared to the same period in 2010.

Fees from collections increased by 2.8% in 2011 compared to 2010. This was mainly due to a 17.1% increase in loan collection fees that totaled Ch$15,153 million. In the second half of 2011, the Bank reorganized and augmented its collection unit resulting in greater collection fees. This was offset by the 1.8% decrease of insurance premiums for loan related insurance as loan origination decelerated in the second half of 2011.  Going forward, this line item could be negatively impacted by proposed legislation to modify the mandatory loan insurance market. (See Item 3- Risk Factors—“Chile’s banking regulatory and capital markets environment is continually evolving and may change.”).

Fees from credit, debit and ATM cards increased by 6.5%, reflecting increased usage of our credit cards. Usage measured in terms of monetary purchases was up 17.8% in 2011 compared to the corresponding period in 2010.  As of December 31, 2011, the Bank, which has a 25.8% market share of all bank credit cards, had generated 36.9% of all bank monetary purchases year-to-date.

Fees from checking accounts and lines of credit, which include the maintenance fee for checking accounts and lines of credit and fees charged for the unauthorized overdraft of lines of credit, decreased 5.4% in 2011 compared to 2010.  This decrease was due to the 25.6% decline in fees from lines of credit and authorized overdrafts, which totaled Ch$11,602 million in 2011.  This decrease was a result of a reduction in the amount of lines of credit and overdraft lines available to clients, following an increase in Chilean Bank GAAP of provisioning requirements for unused lines of credit. Fees from checking accounts increased 6.3% in 2011 and totaled Ch$28,725 million. This is in line with the 4.5% increase in total checking accounts to 762,472 in 2011.

Fees from our asset management business decreased 5.8% in 2011 compared to 2010. Total funds under management decreased 6.1% in 2011 and totaled Ch$2,941,773 million (US$5.7 billion). As global markets weakened in the second half of 2011, the rate of growth of fees from asset management and total assets under management was negatively affected.

Insurance brokerage fees increased by 3.9% in 2011. This was mainly due to greater business volumes in our insurance brokerage subsidiary and higher sales of insurance products through our website and branch network.

Fees from letters of credit and other contingent operations increased 6.7% in 2011. This was mainly due to positive performance of our international and foreign trade financing businesses with clients.

Brokerage and custody fees increased 15.6% in 2011 as compared to 2010. This was primarily due to higher stock brokerage fees, which increased 23.7% to Ch$9,593 million as more clients have used our online and branch-network brokerage services.

Fees from office banking increased 23.7% in 2011 as more companies used this product. The rise in other fee income was mainly due to higher financial advisory and other services for corporations.

The following table sets forth, for the periods indicated our fee income broken down by segment for the periods indicated:

	Year ended December 31,			% Change	% Change
	2011	2010	2009	2011/2010	2010/2009
	(in millions of Ch$)
Individuals (Commercial banking)	149,970	159,708	141,981	(6.1%)	12.5%
Individuals (Santander Banefe)	37,206	32,133	29,452	15.8%	9.1%
Small and mid-sized companies	38,274	34,460	41,917	11.1%	(17.8%)
Institutional	1,831	2,452	1,962	(25.3%)	25.0%
Companies	24,310	20,215	20,567	20.3%	(1.7%)
Total commercial banking	251,591	248,968	235,879	1.1%	5.5%
Global banking and markets	31,908	23,173	18,747	37.7%	23.6%
Other	(5,663)	(8,559)	(496)	(33.8%)	1625.6%
Total fees and commission income, net	277,836	263,582	254,130	5.4%	3.7%

Fees in the Companies segment increased by 20.3%, mainly as a result of the rise in office banking fees as more clients used the on-line banking service.

Fees from individuals in commercial banking decreased 6.1% in 2011 compared to 2010, mainly as a result of the decrease in fees for lines of credit. This decrease was due to a reduction in the amount of lines of credit and overdraft lines available to clients for credit risk reasons that resulted from a required increase under Chilean Bank GAAP in provisioning requirements for unused lines of credit.

Fees from individuals in Santander Banefe increased 15.8% in 2011 compared to 2010, mainly as a result of the increase in credit card fees due to higher usage and an increase in collection fees. In the second half of 2011, the Bank reorganized and augmented its collection unit resulting in greater fee collection.

The rise in fees by 11.1% from small and mid-sized companies and the middle market was mainly due to higher fees from office banking, brokerage and custody and foreign trade related business.

Fees from institutions decreased 25.3% primarily as a result of lower business activity with universities.

Fees from the Global Banking and Markets segment increased by 37.7%, mainly as a result of an increase in fees from investment banking activities, advisory services and brokerage services.

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

Fees from individuals in commercial banking increased 12.5% in 2010 compared to the same period in 2009, mainly as a result of the increase in fees from credit and debit cards, asset management, stock brokerage and insurance brokerage. Insurance brokerage fees were positively affected by the post-earthquake demand for insurance in 2010 and greater consumer and residential mortgage loan growth, which led to a rise in loan-related insurance.

Fees from individuals in Santander Banefe increased 9.1% in 2010 compared to the same period in 2009, mainly as a result of the increase in fees from credit and debit cards and insurance brokerage. Insurance brokerage fees were positively affected by the post-earthquake demand for insurance in 2010 and greater consumer loan growth, which led to a rise in loan-related insurance.

Fees from small and mid-sized companies decreased 17.8% mainly as a result of the lower fees received from the unauthorized overdraft of checking accounts.

Fees from institutions increased 25.0% primarily as a result of our increased business activity with universities, mainly as a result of increased fees from debit cards and cash management services.

Fees from Companies decreased by 1.7%, mainly as a result of a decrease in stand-by letters of credit in our foreign trade business and lower fees from the unauthorized overdraft of checking accounts.

Fees from global banking and markets segment increased by 23.6% mainly as a result of an increase in fees from mutual funds, brokerage services, custody services and investment banking activities.

Financial transactions, net

The following table sets forth information regarding our income (expenses) from financial transactions for the years ended December 31, 2011, 2010 and 2009.

	Year ended December 31,			% Change	% Change
	2011	2010	2009	2011/2010	2010/2009
	(in millions of Ch$)
Net income from financial operations	170,857	38,755	3,887	340.9%	897.0%
Foreign exchange profit (loss), net	(76,660)	57,233	163,241	–%	(64.9%)
Total financial transactions, net	94,197	95,988	167,128	(1.9%)	(42.6%)

For the years ended December 31, 2011 and 2010.  Total financial transactions, net, which is the sum of trading activities, fair value adjustments in our securities portfolio and foreign exchange transactions, totaled Ch$94,197 million in the year ended December 31, 2011, a decrease of  1.9% compared to the same period in 2010. These results include the results of our Treasury’s trading business and financial transactions with customers as well the results of our Financial Management Division.

Net income from financial operations was Ch$170,857 million in 2011 compared to Ch$38,755 million in the corresponding period in 2010. In 2011, the Chilean peso depreciated 11.3% compared to a 7.5% appreciation in 2010. This explains the difference in results from derivatives classified as trading which totaled Ch$116,877 million in 2011 compared to Ch$3,598 million in 2010. Derivatives are mainly composed of forwards and swap contracts that hedge our spot position in foreign currency. Our spot position includes all assets and liabilities in foreign currency and in Ch$ linked to US$ that are not derivatives. For more details see “Item 11: Quantitative and Qualitative Disclosures About Market Risk—Market risk management—Market risk – local and foreign financial management.” As the Chilean peso appreciates, we usually record a low or negative result from the fair value of derivatives held for trading. As the Chilean peso depreciates, we usually record a high result from the fair value of derivatives held for trading. This is offset by foreign exchange transaction results, which includes the mark-to-market of our spot foreign currency position.

	Year ended December 31,			% Change	% Change
	2011	2010	2009	2011/2010	2010/2009
	(in millions of Ch$)
Derivatives classified as trading	116,877	3,598	(102,825)	3148.4%	–%
Trading investments	38,819	31,058	49,220	25.0%	(36.9%)
Sale of loans	9,692	12,397	9,231	(21.8%)	34.3%
Available-for-sale instruments sales	(3,356)	(8,319)	47,335	(59.7%)	–%
Other results	8,825	21	926	41923.8%	(97.7%)
Net income from financial operations	170,857	38,755	3,887	340.9%	897.0%

The income from the sale of loans totaled Ch$9,692 million in 2011 and decreased 21.8% compared to Ch$12,397 million in 2010 mainly as a result of lower gains from the sale of loans that have been previously charged-off. These loans were sold to various non-related collection companies and asset managers. In 2012, the sale of charged-off loans to companies not regulated by the Superintendency of Banks may be prohibited by Congress.

The higher results from trading investments is mainly due to higher interest income from this portfolio as 67% of this assets are denominated in UFs and, therefore, when inflation rises interest income from these assets increases. The negative result from the available for sale portfolio is mainly due to higher interest rates, which has a negative impact on the realized losses of these financial investments. The interest income from the available for sale portfolio is recorded as net interest income and interest income from the trading portfolio is recorded as income in net income from financial operations.

In 2011, we also recorded a gain of Ch$5,705 million from the sale of all of the Bank’s shares in Visa Inc included in other results.

	Year ended December 31,			% Change	% Change
	2011	2010	2009	2011/2010	2010/2009
	(in millions of Ch$)
Net profit or loss from foreign currency exchange differences	(257,986)	273,997	401,695	–%	(31.8%)
Hedge-accounting derivatives	177,553	(215,721)	(266,221)	–%	(19.0%)
Translation gains and losses over assets and liabilities indexed to foreign currencies, net	3,773	(1,043)	27,767	–%	–%
Net results from foreign exchange profit (loss)	(76,660)	57,233	163,241	–%	(64.9)%

The net result from foreign exchange transactions totaled a loss of Ch$76,660 million in 2011 compared to a gain of Ch$57,233 million in 2010.  Foreign currency exchange differences totaled a net loss of Ch$257,986 million in 2011 compared to a gain of Ch$273,997 million in 2010.  This decrease is mainly the result of the depreciation of the Chilean peso against the U.S. dollar in 2011 compared to an appreciation in 2010. The effects on net income from the change in value of our spot foreign currency position should continue to be negative if the peso continues to depreciate as our spot funding base in foreign currency is larger than our spot asset position in foreign currency. This is largely offset by the fair value of foreign exchange derivatives in net gains from trading and fair value as described above in net income from financial operations. The derivatives included in this line item are mainly cross-currency swaps that hedge the interest rate risk of bonds issued abroad. Excluding interest rate and other derivatives that qualify for hedge accounting, the conversion and fair value of foreign currency derivatives are for the most part recognized as a gain or loss in the net results from fair value and trading and not as foreign exchange transactions. This distorts the results from fair value and trading and foreign exchange transactions. In order to more easily compare the results from financial transactions, net, we present the following table that separates the results by line of business.

	Year ended December 31,			% Change
	2011	2010	2009	2011	2010
	(in millions of Ch$)
Santander Global Connect(1)	62,625	54,472	58,124	15.0%	(6.3%)
Market-making with clients	25,930	23,837	31,525	8.8%	(24.4%)
Client treasury services	88,555	78,309	89,649	13.1%	(12.6%)
Sale of loans and charged-off loans	9,692	12,397	9,231	(21.8%)	34.3%
Proprietary trading	16,022	5,879	16,392	172.5%	(64.1%)
Financial Management (ALCO) and other results(2)	(20,072)	(597)	51,856	3262.2%	–%
Non-client treasury income	5,642	17,679	77,479	(68.1%)	(77.2%)
Total financial transactions, net	94,197	95,988	167,128	(1.9%)	(42.6%)

(1)	Santander Global Connect is our platform to sell derivatives, which consist mainly of foreign currency forward contracts, to our clients, mainly corporations and middle-market businesses.

(2)
The Financial Management Division manages the structural interest rate risk, the structural position in inflation-indexed assets and liabilities, capital requirements and liquidity levels. The aim of the Financial Management Division is to provide stability and continuity in our net interest income from commercial activities and to ensure that we comply with internal and regulatory limits regarding liquidity, regulatory capital, reserve requirements and market risk.

Client treasury services increased 13.1% in 2011 compared to client treasury service income in 2010. The results from Santander Global Connect and market-making mainly include the results from the sale of derivatives, foreign exchange and fixed income instruments to our client base. Santander Global Connect is a specialized platform designed to facilitate the sale of derivatives to a broad range of companies in all segments and through the branch network. In 2011, the results from Santander Global Connect increased 15.0%. The results from market-making with client services increased 8.8% in 2011, mainly due to growth in tailor-made treasury services sold to specific corporate clients.

The results from non-client treasury income totaled a gain of Ch$5,642 million in 2011 and decreased 68.1% compared to 2010.  Throughout 2011, the Bank has maintained above average levels of liquidity, part of which is generated from U.S.$-denominated liabilities, as a conservative measure given the uncertainty surrounding global financial markets. These dollar liabilities are hedged through derivatives (short term foreign currency swaps), but as the short term interest rate differential between US dollars and Chilean pesos has increased, this has produced a higher cost  registered in financial transactions, net. This higher cost is partially offset by net interest income where the interest earned on the short-term liquid asset is registered and the interest expense of the U.S.$-denominated liabilities are also recorded.  This explains the higher net loss recorded from our Financial Management division. At the same time, the Bank recorded lower gains from the sale of loans and better results from proprietary trading.

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

The net income from financial operations was Ch$38,755 million in 2010 compared to Ch$3,887 million in 2009. In 2010, the Chilean peso appreciated 7.5% compared to a 19.5% appreciation in 2009. This explains the difference in results from derivatives classified as trading which totaled Ch$3,598 million in 2010 compared to a loss of Ch$102,825 million in 2009. Derivatives are mainly composed of forwards and swap contracts that hedge our spot position in foreign currency.  Our spot position includes all assets and liabilities in foreign currency and in Ch$ linked to US$ that are not derivatives.  For more details see “Item 11: Quantitative and Qualitative Disclosures About Market Risk—Market risk management—Market risk—local and foreign financial management.” As the Chilean peso appreciates, we usually record a low or negative result from the fair value of derivatives held for trading. Going forward, if the Chilean peso’s appreciation continues to slow down the results from derivatives classified as trading should continue to improve, but will be partially offset by a continued decline in our foreign exchange transaction results, which includes the mark-to-market of our spot foreign currency position.

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

Other operating income

	Year ended December 31,			% Change	% Change
	2011	2010	2009	2011/2010	2010/2009
	(In million of Chilean pesos)
Income from assets received in lieu of payment	5,629	1,556	29	261.8%	5265.5%
Net results from sale of investment in other companies	–	–	1,859	–%	–%
Operational leases	305	117	1,123	160.7%	(89.6%)
Gain on sale of Bank property, plant and equipment	11,863	31,246	7,622	(62.0%)	309.9%
Recovery of generic provisions for contingencies	–	7,040	14,793	(100.0%)	(52.4%)
Insurance coverage for earthquake	437	3,175	–	(86.2%)	–%
Other	515	474	440	8.6%	7.7%
Sub-total other income	13,120	42,052	23,978	(68.8%)	75.4%
Total other operating income	18,749	43,608	25,866	(57.0%)	68.6%

For the years ended December 31, 2011 and 2010.  Total other operating income totaled a gain of Ch$18,749 million in the year ended December 31, 2011, a 57.0% decrease from the corresponding period in 2010.

The main reason for this decrease was that in 2010, the Bank sold 43 branches and two buildings for a gain of Ch$31,246 million recognized as income from the sale of Bank property, plant and equipment. These branches are now rented to us. The Bank did not finance this acquisition and the acquirors were non-related parties. In 2011, the Bank sold only 8 branches that are now rented.

Gains from the recovery of provisions not related to any specific risk and non-credit contingencies, such as legal and tax contingencies, decreased to Ch$0 in 2011 compared to Ch$7,040 million in 2010. Gains from the recovery of provisions for contingencies in 2010 reversed in 2011, mainly due to the reversal of provisions recognized in the early part of 2010 in anticipation of the potential negative impact of various events such as the February 2010 earthquake and tsunami and changes in our collective bargaining agreements; these negative impacts did not materialize to the extent initially estimated.

The Bank also recognized in 2011 lower insurance claims from earthquake damage to branches and other installations. In 2011, these claims totaled Ch$437 million compared to Ch$3,175 million in 2010.

For the years ended December 31, 2010 and 2009.  Total other operating income totaled a gain of Ch$43,608 million in 2010 and 68.6% increase compared to 2009.  In 2010, the Bank sold 43 branches and two buildings for a gain of Ch$31,246 million recognized as income from the sale of Bank property, plant and equipment. These branches are now rented to us. We did not finance this acquisition and the acquirers were non-related parties.

Gains from the recovery of generic provisions not related to any specific risk and non-credit contingencies, such as legal and tax contingencies, decreased 52.4% in 2010. The gains in 2010 result from the reversal of Ch$7,040 million of generic provisions recognized in previous periods for non-specific risks and non-credit contingencies.  We incurred costs in 2010 after the Chilean earthquake, and we reversed a part of the generic provisions we recognized in previous periods to minimize the costs we incurred after the earthquake. The figure in 2009 includes the reversal during that year of Ch$14,793 million of non-specific contingencies, recognized at the beginning of 2009 and previous periods, reversed in order to cover specific credit provisions to loans, which were reflected under provision for loan losses, as a result of recalibration of its credit models. See “—Provision for loan losses” below and see Note 22a of the Audited Consolidated Financial Statements for a detailed description of the change in provisions for contingencies.

We also recognized Ch$3,175 million from insurance claims from earthquake damage to branches and other installations, which in turn partially offset the impairment recognized in operating expenses as a result of the loss in value of some fixed assets attributable to this same event.

Provision for loan losses

The following table sets forth, for the periods indicated, certain information relating to our provision expenses.

	Year ended December 31,			% Change	% Change
	2011	2010	2009	2011/2010	2010/2009
	(in millions of Ch$)
Gross provision expenses(1)	(60,874)	(77,348)	(76,588)	(21.3%)	1.0%
Charge offs	(291,088)	(207,046)	(295,831)	40.6%	(30.0%)
Recoveries of loans previously charged-off	35,825	30,479	39,274	17.5%	(22.4%)
Provision expenses, net	(316,137)	(253,915)	(333,145)	24.5%	(23.8%)
Period end loans(2)	17,434,782	15,727,282	13,751,276	10.9%	14.4%
Past due loans(3)	237,573	206,601	193,250	15.0%	6.9%
Non-performing loans(4)	511,357	416,739	409,067	22.7%	1.9%
Impaired loans(5)	1,323,355	1,480,476	1,485,737	(10.6%)	(0.4%)
Loan loss allowance(6)	488,468	425,447	349,527	14.8%	21.7%
Non-performing loans / period end loans(4)	2.93%	2.65%	2.97%
Past due loans / period end loans	1.36%	1.31%	1.41%
Loan loss allowances / Total loans	2.80%	2.71%	2.54%
Coverage ratio non-performing loans(7)	95.52%	102.09%	85.44%
Coverage ratio past due loans(8)	205.61%	205.93%	180.87%

(1)	Net of the reversal of allowances on loans charged off during the period.

(2)	Includes Ch$23,412 million in 2009, Ch$69,726 million in 2010 and Ch$87,688 in interbank loans.

(3)	Past due loans all are installments and lines of credit that are over 90 days past due.

(4)	Non-performing loans include the aggregate unpaid principal and accrued but unpaid interest on all loans with at least one installment over 90 days overdue.

(5)
Impaired loans defined as of December 31, 2011, 2010 and 2009 include: (A) for loans whose allowance is determined on an individual basis, impaired loans include: (1) all loans to a debtor that are rated C1 through D2 and (2) total loans to single debtors with a loan that is non-performing, excluding residential mortgage loans if the non-performance of the mortgage loans is less than 90 days; (B) for loans whose loan loss allowance is determined on a group basis, impaired loans include: (1) total loans to a debtor, when a loan to that debtor is non-performing or has been renegotiated, excluding performing residential mortgage loans and (2) if the loan that is non-performing or renegotiated is a residential mortgage loan all loans to that debtor are considered impaired. See Note 10(a) of the Consolidated Financial Statements.

(6)	Includes Ch$42 million in 2009, Ch$54 million in 2010 and Ch$11 million in allowance for loan losses for interbank loans.

(7)	Loan loss allowance divided by non-performing loans.

(8)	Loan loss allowance divided by past due loans.

For the years ended December 31, 2011 and 2010. Gross provision expense decreased 21.3% to Ch$60,874 million in 2011 compared to 2010. This decrease was mainly due to lower gross provisions in consumer lending. In the year ended December 31, 2010, we recognized Ch$30,466  million in provisions mainly for consumer loans as a result of improvements made to our credit-scoring models. The minimum provision required for clients in most risk profiles was increased for performing consumer loans and this effect was recognized as a larger provision expenses and greater provision for loan losses. This change in our models was a non-recurring event in 2011 and the effect of this non-recurrence in 2011 was offset in part by an increase in gross provision for residential mortgage loans.  In June 2011, the Bank modified its provisioning model for residential mortgage loans. As of June

2011, residential mortgage loans are assigned an allowance level based on credit risk profiles which are determined utilizing a statistical model that considers: (i) a borrower’s credit history, (ii) if a client is a new client or an existing client, (iii) if the client is a Bank client or a Banefe client and (iv) if this client has been renegotiated in the system. The total impact of this change on loan loss reserves was Ch$16,258 million or 0.3% of the Bank’s total residential mortgage portfolio in 2011.  The 70.7% increase in gross provisions in commercial loans from Ch$15,994 million in 2010 to Ch$27,298 million in 2011 was mainly due to the modification and recalibration of the Bank’s provisioning model of commercial loans analyzed on a group basis which are mainly comprised of loans to small and mid-sized companies.  Previously, loan loss allowance in this category of loans was mainly determined by the number of days a loan was overdue. Currently, provisions are set according to (i) performing status, (ii) if a client has been renegotiated or not, (iii) if a client is a new client or an existing client, and (iv) if the client has collateral in connection with the loan. The total impact of this change on loan loss reserves was Ch$16,560 million in 2011.  We believe our allowance for loan loss is sufficient on the date hereof to cover all known losses in our credit portfolio.

The rise in the ratio of non-performing loans to total loans from 2.65% as of December 31, 2010 to 2.93% as of December 31, 2011 was mainly due to a rise in consumer and residential mortgage non-performing loans of 31.6% and 25.4%, respectively in the year. This rise was due to the 9.0% and 10.0% year-over-year increase in consumer and residential mortgage loans, respectively, as well as tighter renegotiation policies in consumer lending that led to higher non-performing loans. Total impaired loans decreased 10.6% in 2011 compared to 2010 as the positive economic environment improved the overall healthiness of the bank’s loan portfolio in 2011.

The following table shows gross provision expense by type of loan:

	Year ended December 31,			% Change	% Change
	2011	2010	2009	2011/2010	2010/2009
	(in millions of Ch$)
Gross provision expense by loan product
Consumer loans	(17,464)	(58,984)	(19,030)	(70.4%)	210.0%
Residential mortgage loans	(18,302)	(799)	(3,903)	2190.6%	(79.5%)
Commercial loans	(27,298)	(15,994)	(52,340)	70.7%	(69.4%)
Contingent loans (off-balance sheet)	2,147	(1,559)	(1,308)	–	19.2%
Interbank loans	43	(12)	(7)	–	71.4%
Total gross provisions	(60,874)	(77,348)	(76,588)	(21.3%)	1.0%

For a description of the provisions related to our residential mortgage loans and commercial loans analyzed on a group basis, please see “Item 5: F. Selected Statistical Information—Classification of Loan Portfolio—Classification of Loan Portfolio—Loans analyzed on a Group basis—Allowances for residential mortgage loans” and “Item 5: F. Selected Statistical Information—Classification of Loan Portfolio—Classification of Loan Portfolio—Loans analyzed on a Group basis—Small and mid-sized commercial loans.”

Charge-offs increased 40.6% in 2011, totaling Ch$291,088 million. Consumer loan charge-offs increased 54.5% in the year ended December 31, 2011 compared to the corresponding period in 2010.  The rise was mainly due to the growth in consumer lending, which in the same period, increased 9.0% in 2011. The tightening of renegotiation policies for consumer loans also led to a greater amount of impaired consumer loans entering non-performing status and subsequently being charged-off. The ratio of non-performing consumer loans to total consumer loans rose from 3.00% as of December 31, 2010 to 3.62% as of December 31, 2011. Coverage of consumer non-performing loans was 228.05% as of December 31, 2011 compared to 278.62% as of December 31, 2010.  The ratio of impaired consumer loans to total consumer loans decreased from 16.6% as of December 31, 2010 to 14.3% as of December 31, 2011. The rise in charge-offs in commercial loans was mainly due greater charge-offs in the SME and middle-market segments. Charge-offs in residential mortgage loans decreased 12.2% in the period being analyzed. The following table shows charge-offs by type of loan:

	Year ended December 31,			% Change	% Change
	2011	2010	2009	2011/2010	2010/2009
	(in millions of Ch$)
Charge-offs by loan product
Consumer loans	(187,937)	(121,621)	(239,005)	54.5%	(49.1%)
Residential mortgage loans	(12,776)	(14,549)	(8,708)	(12.2%)	67.1%
Commercial loans	(90,375)	(70,876)	(48,118)	27.5%	47.3%
Total charge-offs	(291,088)	(207,046)	(295,831)	40.6%	(30.0%)

Recoveries on loans previously charged-off increased by 17.5% in the year ended December 31, 2011 compared to the corresponding period in 2010. This was due to the 1,061.6% increase in residential mortgage loan loss recoveries. This was a direct result of a one-time recovery of Ch$14,390 million in the residential mortgage portfolio.  The following table shows recoveries by type of loan:

	Year ended December 31,			% Change	% Change
	2011	2010	2009	2011/2010	2010/2009
	(in millions of Ch$)
Recovery of loans previously charged-off
Consumer loans	12,474	22,096	28,268	(43.5%)	(21.8%)
Residential mortgage loans	16,135	1,389	2,560	1061.6%	(45.7%)
Commercial loans	7,216	6,994	8,446	3.2%	(17.2%)
Total recoveries	35,825	30,479	39,274	17.5%	(22.4%)

Recoveries of loans previously charged-off are recognized as income in the line item “provision for loan losses” within the Consolidated Statement of Income. We only recognize recoveries on loans previously charged off when interest and/or principal are paid in cash in connection with a loan that has already been charged-off in its entirety. Such recoveries do not have an impact on our allowance for loan losses because these recoveries are for loans that have been already charged-off and recognized as a loss in our income statement and are no longer on our balance sheet.

In some instances, we will sell a portfolio of charged-off loans to a third party. Gain (losses) on these charged-off loans is recognized as net income from financial transactions as disclosed in Note 30 of our Audited Financial Statements. The following table sets forth information about our sale of charged-off loans for the year ended December 31, 2011, 2010 and 2009.

	Year ended December 31,			% Change	% Change
	2011	2010	2009	2011/2010	2010/2009
	(in millions of Ch$)
Gains on sale of loans previously charged-off
Sale of charged-off loans	7,324	9,824	8,689	(25.4%)	13.1%

The following table sets forth, for the periods indicated, our net provision expense broken down by business segment:

	Year ended December 31,			% Change	% Change
	2011	2010	2009	2011/2010	2010/2009
	(in millions of Ch$)
Individuals (Commercial banking)	(185,885)	(86,643)	(147,169)	114.5%	(41.1%)
Individuals (Santander Banefe)	(62,252)	(27,919)	(82,564)	123.0%	(66.2%)
Small and mid-sized companies (SMEs)	(65,028)	(75,742)	(76,143)	(14.1%)	(0.5%)
Institutional	503	(1,229)	(327)	--%	275.8%
Companies	(11,592)	(45,769)	(24,626)	(74.7%)	85.9%
Total Commercial banking	(324,254)	(237,302)	(330,829)	36.6%	(28.3%)
Global banking & markets	7,614	(15,495)	(2,218)	–%	598.6%
Other	503	(1,118)	(98)	–%	1040.8%
Total provisions, net	(316,137)	(253,915)	(333,145)	24.5%	(23.8%)

We believe that our loan loss allowances are currently adequate for all known and estimated incurred losses.

For the years ended December 31, 2010 and 2009.  Net provision expense decreased by 23.8% to Ch$253,915 million in 2010 compared to 2009. Gross provision expense increased 1.0% to Ch$77,348 million. This increase was mainly due to higher gross provisions in consumer lending. We recognized Ch$30,466 million in provisions mainly for consumer loans as a result of improvements made to our credit scoring models. The minimum provision required for clients in most risk profiles was increased for performing consumer loans (See “Item 5: F. Selected Statistical Information–Classification of Loan Portfolio”) and this effect was recognized as a larger Provision Expenses and greater Provision for Loan Losses. The 69.4% decrease in gross provisions for commercial loans was mainly due to the improved economic environment that improved asset quality among our commercial loan clients.

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

Recoveries on loans previously charged-off decreased by 22.4% in 2010 compared to 2009. In 2010 and previous periods, we have sold charged-off loans to third parties, recognizing a net gain in financial transactions. The income received from the sale of these charged-off loans is recognized as net income from financial transactions as disclosed in Note 11 of our Audited Consolidated Financial Statements.  We view this as a more efficient manner to recover value from the older stock of charged-off loans as this decreases our costs of collections; however, this leads to a decrease in recoveries recognized in this line item.

Recoveries of loans previously charged-off are recognized as income in the line item “Provision for loan losses” within the Consolidated Statement of Income. We only recognize recoveries on loans previously charged off when interest and/or principal are paid in cash in connection with a loan that has already been charged-off in its entirety. Such recoveries do not have an impact on our allowance for loan losses because these recoveries are for loans that have been already charged-off and recognized as a loss in our income statement and are no longer on our statement of financial position.

In some instances, we will sell a portfolio of charged-off loans to a third party. Gain (losses) on sale of these charged-off loans is recognized as net income from financial operations as disclosed in Notes 11 and 30 of our Audited Consolidated Financial Statements.

Operating expenses

The following table sets forth information regarding our operating expenses in the years  ended December 31, 2011, 2010 and 2009.

	Year ended December 31,			% Change	% Change
	2011	2010	2009	2011/2010	2010/2009
	(in millions of Ch$)
Personnel salaries and expenses	(280,613)	(250,265)	(224,484)	12.1%	11.5%
Administrative expenses	(166,825)	(147,343)	(136,712)	13.2%	7.8%
Depreciation and amortization	(53,466)	(49,403)	(46,623)	8.2%	6.0%
Impairment	(116)	(4,925)	(75)	(97.6%)	6466.7%
Other operating expenses	(64,208)	(45,402)	(37,364)	41.4%	21.5%
Total operating expenses	(565,228)	(497,338)	(445,258)	13.7%	11.7%
Efficiency ratio(1)	41.5%	37.0%	34.2%

(1)	The efficiency ratio is the ratio of total operating expenses to total operating income. Total operating income consists of net interest income, fee income, and other operating income.

For the years ended December 31, 2011 and 2010. Operating expenses in the year ended December 31, 2011 increased 13.7% compared to the corresponding period in 2010. The efficiency ratio was 41.5% in 2011 compared to 37.0% in 2010.

The 12.1% increase in personnel salaries and expenses was mainly due to higher salaries and headcount. Headcount as of December 31, 2011 totaled 11,566, an increase of 5.1% from 2010. Total salary expenses increased 15.2% in 2011 to Ch$181,515 million. The other important rise was in severance expenses, which increased 31.9% in 2011 to Ch$8,277 million, mainly reflecting severance payments at the management level.

Administrative expenses increased 13.2% in the year ended December 31, 2011 compared to the corresponding period in 2010. The main reason for this rise in administrative expenses was: (i) the 18.3% rise in branch rental expenses to Ch$22,337 million in 2011 due to the Bank having sold branches in 2011 and 2010 and these branches are now rented to us and (ii) greater business activity, as well as the expenses related to IT projects being carried out to improve productivity.

Depreciation and amortization expense increased 8.2%, mainly due to higher amortization expenses of intangible assets such as software and other computer systems.

The rise in operating expenses was partially offset by the 97.6% decrease in impairment charges. These charges in 2010 included impairment charges directly related to the earthquake and its effects on our installations.

The following table sets forth, for the periods indicated, our personnel, administrative and depreciation expenses broken down by business segment.

	Year ended December 31,			% Change	% Change
	2011	2010	2009	2011/2010	2010/2009
	(in millions of Ch$)
Individuals (Commercial banking)	(251,554)	(224,936)	(214,021)	11.8%	5.1%
Individuals (Santander Banefe)	(70,719)	(66,272)	(54,913)	6.7%	20.7%
Small and mid-sized companies	(74,962)	(67,059)	(58,741)	11.8%	14.2%
Institutional	(11,329)	(10,108)	(6,799)	12.1%	48.7%
Companies	(40,680)	(32,623)	(30,628)	24.7%	6.5%
Total commercial banking	(449,244)	(400,998)	(365,102)	12.0%	9.8%
Global banking and markets	(35,302)	(30,788)	(29,485)	14.7%	4.4%
Other	(16,474)	(20,150)	(13,307)	(18.2%)	51.4%
Total personnel, administrative expenses, depreciation and amortization and impairment(1)	(501,020)	(451,936)	(407,894)	10.9%	10.8%

(1)	Excludes other operating expenses.

By business segments, the 10.9% increase in costs in 2011 compared to the corresponding period in 2010 was mainly due to greater expenses incurred as a result of increased business activity associated with an improved economy, the rise in headcount and salaries and the increase in branch rental expenses in all business segments. The decrease in Other is mainly due to the decrease in the impairment charges due to the earthquake recognized in 2010.

The following table sets forth information regarding other operating expenses in the years ended December 31, 2011 and 2010.

	Year ended December 31,			% Change	% Change
	2011	2010	2009	2011/2010	2010/2009
	(in millions of Ch$)
Other operating expenses
Repossessed asset provision and expenses	(12,782)	(5,986)	(6,128)	113.5%	(2.3%)
Credit card expenses	(6,427)	(6,777)	(5,902)	(5.2%)	14.8%
Customer service expenses	(8,965)	(7,756)	(8,807)	15.6%	(11.9%)

	Year ended December 31,			% Change	% Change
	2011	2010	2009	2011/2010	2010/2009
	(in millions of Ch$)
Earthquake related expenses	(475)	(5,875)	-	(91.9%)	–
Provision for contingencies	(8,144)	(775)	(1,088)	950.8%	(28.8%)
Other expenses	(27,415)	(18,233)	(15,439)	50.4%	18.1%
Total	(64,208)	(45,402)	(37,364)	41.4%	21.5%

Other operating expenses were Ch$64,208 million in 2011, a 41.4% increase compared to the same period in 2010. Other operating expenses include provisions and expenses related to repossessed assets, expenses related to our credit card business, customer service expenses mainly related to our call-center and other expenses such as non-credit charge-offs, the cost of insurance policies (mainly life insurance) for products, and tax paid on interest of foreign debt issued by us. The increase in other operating expenses was mainly due to: (i) higher provisions for repossessed assets that totaled Ch$10,050 million in 2011, an increase of 179.6%; (ii) provisions for contingencies which totaled Ch$8,144 million, an increase of 950.8% in 2011, that were mainly provisions set aside for possible non-credit contingencies such as tax, legal and labor contingencies and other non-specific provisions and that increased mainly due to provisions for possible future severance payments and a provision for possible future contingencies related to the Bank’s investment in the AFT, the private financial operator of Santiago’s mass transport system which may undergo a business restructuring that could negatively affect its profitability; and (iii) other expenses increased 50.4% mainly as a result of a 104.1% rise in operational charge-offs related to ATMs and other equipment that was damaged or vandalized in the year. This was offset by lower earthquake related expenses.  See Note 36 to our Audited Financial Statements for more detail on Other operating expenses.

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

By business segments, the 10.8% increase in costs in 2010 compared to 2009 was mainly due to greater expenses incurred as a result of stronger business activity. This was especially true in the individuals segment in Santander Banefe. In 2009, Santander Banefe decelerated growth and expansion, and in 2010, with the recovery of the economy and better credit risk outlook, Santander Banefe increased its business activity. The increase in other expenses includes the impairment charges due to the earthquake.

Income tax

	Year ended December 31,			% Change	% Change
	2011	2010	2009	2011/2010	2010/2009
	(in millions of Ch$)
Income before tax	483,857	592,815	525,534	(18.4%)	12.8%
Income tax	(77,193)	(85,343)	(88,924)	(9.5%)	(4.0%)
Effective tax rate(1)	15.9%	14.4%	16.9%

(1)	The effective tax is the income tax divided by net income before tax.

For the years ended December 31, 2011 and 2010.  Our income tax expense decreased by 9.5% in the year ended December 31, 2011 compared to the same period in 2010. The effective tax rate paid was 15.9% in 2011 compared to 14.4% in 2010. The statutory tax rate in Chile in 2011 reached 20% compared to 17% in 2010.  The higher effective tax rate in 2011 is mainly due to this rise in the statutory corporate tax rate. The decline in income tax expense is mainly due to the lower income before taxes.

The Chilean government and Congress in 2010 approved a temporary increase in the corporate tax rate to 20% in 2011, 18.5% in 2012 and back to 17% in 2013, as part of the plan to finance the reconstruction of public works in the zones most affected by the February 2010 earthquake and tsunami.  Discussions are now in place to leave the corporate tax rate at 20%.

The Bank’s effective tax rate tends to be below the statutory rate because for tax purposes the Bank is still required to recognize the effects of price level restatement on equity even though inflation accounting is no longer required by Chilean Bank GAAP.

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

The following table sets forth our contractual obligations and commercial commitments by time remaining to maturity.  As of the date of the filing of this Annual Report, the Bank does not have significant purchase obligations. As of December 31, 2011, the scheduled maturities of our contractual obligations and of other commercial commitments, including accrued interest, were as follows:

Contractual Obligations	Demand (MCh$)	Up to 1 month (MCh$)	Between 1 and 3 months (MCh$)	Between 3 and 12 months (MCh$)	Subtotal up to 1 year (MCh$)	Between 1 and 5 years (MCh$)	More than 5 years (MCh$)	Subtotal after 1 year M(Ch$)	Total (MCh$)
Deposits and other demand liabilities	4,413,815	–	–	–	4,413,815	–	–	–	4,413,815
Investments under repurchase agreements	–	463,083	78,712	2,586	544,381	–	–	–	544,381
Time deposits and other time liabilities	105,463	4,415,765	2,509,308	1,496,193	8,526,729	371,736	22,649	394,385	8,921,114
Financial derivative contracts	–	64,290	158,204	209,746	432,240	513,944	346,218	860,162	1,292,402

Contractual Obligations	Demand (MCh$)	Up to 1 month (MCh$)	Between 1 and 3 months (MCh$)	Between 3 and 12 months (MCh$)	Subtotal up to 1 year (MCh$)	Between 1 and 5 years (MCh$)	More than 5 years (MCh$)	Subtotal after 1 year M(Ch$)	Total (MCh$)
Interbank borrowings	194,451	7,750	470,749	1,068,014	1,740,964	179,128	–	179,128	1,920,092
Issued debt instruments	–	3,788	15	890,086	893,889	2,286,059	1,443,291	3,729,350	4,623,239
Other financial liabilities	50,840	761	980	3,497	56,078	39,025	81,496	120,521	176,599
Total liabilities	4,764,569	4,955,437	3,217,968	3,670,122	16,608,096	3,389,892	1,893,654	5,283,546	21,891,642

Operational Leases

Certain bank premises and equipment are leased under various operating leases. Future minimum rental commitments as of December 31, 2011, under non-cancelable leases are as follows:

As of December 31, 2011
(in millions of Ch$)
Due within 1 year	15,089
Due after 1 year but within 2 years	13,521
Due after 2 years but within 3 years	12,373
Due after 3 years but within 4 years	10,781
Due after 4 years but within 5 years	9,347
Due after 5 years	63,686
Total	124,797

Other Commercial Commitments

As of December 31, 2011, the scheduled maturities of other commercial commitments, including accrued interest, were as follows:

Other Commercial Commitments	Up to 1 month (in millions of Ch$)	Between 1 and 3 months (in millions of Ch$)	Between 3 and 12 months (in millions of Ch$)	Between 1 and 5 years (in millions of Ch$)	More than 5 years (in millions of Ch$)	Total (in millions of Ch$)
Guarantees	77,688	120,989	314,486	383,712	24,111	920,986
Confirmed foreign letters of credit	21,653	19,091	377	11,768	-	52,889
Letters of credit issued	58,665	85,747	1,552	38,685	-	184,649
Pledges and other commercial commitments	22,253	31,783	27,934	59,849	5,262	147,081
Total other commercial commitments	180,259	257,610	344,349	494,014	29,373	1,305,605

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

The following table sets forth our consolidated and risk-weighted assets and regulatory capital as of December 31, 2011 and 2010.

	Consolidated assets as of		Risk-weighted assets
	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010
	(Ch$ million)
Asset Balance (Net of allowances)(3)
Cash and deposits in bank	2,793,701	1,762,198	-	-
Cash items in process of collecion	276,454	374,368	45,737	126,083
Trading investments	409,763	379,670	23,817	57,588
Investments under resale agreements	12,928	170,985	12,928	98,323
Financial derivative contracts	1,158,023	1,452,068	807,233	871,872
Interbank loans	87,541	69,672	17,508	13,934
Loans and accounts receivables from customers	16,823,407	15,215,318	14,746,903	13,350,182
Available for sale investments	1,661,311	1,473,980	99,197	101,875
Investments in other companies	8,728	7,275	8,728	7,275
Intangibles assets	80,739	77,990	80,739	77,990
Property, plant and equipment	153,059	154,985	153,059	154,985
Current taxes	37,253	12,499	3,725	1,250
Deferred taxes	147,754	117,964	14,775	11,796
Other assets	546,470	640,937	426,822	474,135
Off-balance sheet assets			-
Contingent loans	3,023,330	3,173,789	1,801,971	1,897,977
Total	27,220,461	25,083,698	18,243,142	17,245,265

			Ratio(1) (2)
	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010
	(Ch$ million)%			%
Basic capital	2,001,222	1,831,798	7.35	7.30
Regulatory capital	2,687,393	2,503,898	14.73	14.52

(1)	As a percentage of total assets.

(2)	As a percentage of risk weighted assets (BIS ratio).

(3)	As required by local regulations.

In line with the future adoption of Basel II regulations in Chile, the SBIF has recently proposed to increase the minimum regulatory capital ratio from 8% to 10%, which would require an amendment to the General Banking Law. Although we currently have a regulatory capital ratio of 14.73%, this change could require us to inject additional capital to our business in the future. According to initial estimates of the impact of market risk on regulatory capital, published by the SBIF, our regulatory capital to risk-weighted assets, net of loan loss allowance and deductions, including an initial estimate of the adjustments for market risk set forth under Basel II was 13.38% as of December 31, 2011. No assurance can be given that these changes will not have a material impact on our capitalization ratio.

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

a)  Trading

	As of December 31,
	2011	2010	2009
	(in millions of Ch$)
Chilean Central Bank and Government Securities
Chilean Central Bank bonds	311,503	247,019	667,703
Chilean Central Bank notes	60,233	68,985	63,868
Other Chilean Central Bank and government securities	15,789	7,123	29,806
Subtotal	387,525	323,127	761,377
Other Chilean Securities
Time deposits in Chilean financial institutions	-	-	-
Mortgage bonds of Chilean financial institutions	-	-	11
Chilean financial institutions bonds	-	19,628	-
Chilean corporate bonds	-	11,404	-
Other Chilean securities	-	-	-
Subtotal	-	31,032	11
Foreign Financial Securities
Other foreign financial instruments	-	-	-
Subtotal	-	-	-
Investments in mutual funds
Funds managed by related entities	22,238	25,511	37,151
Subtotal	22,238	25,511	37,151

Total	409,763	379,670	798,539

b)  Available for sale

	As of December 31,
	2011	2010	2009
	(in millions of Ch$)
Chilean Central Bank and Government Securities
Chilean Central Bank bonds	570,573	555,981	1,063,879
Chilean Central Bank notes	563,114	366,210	264,011
Other Chilean Central Bank and government securities	173,839	175,296	212,362
Subtotal	1,307,526	1,097,487	1,540,252
Other Chilean Securities
Time deposits in Chilean financial institutions	275,022	-	41,407
Mortgage bonds of Chilean financial institutions	66,806	218,112	236,847
Chilean financial institution bonds	-	-	-
Chilean corporate bonds	-	-	11,584
Other Chilean securities	319	147,833	-
Subtotal	342,147	365,945	289,838
Others Financial Securities
Central Bank and Government Foreign Securities	-	-	-
Other Foreign financial securities	11,638	10,548	-
Subtotal	11,638	10,548	-

Total	1,661,311	1,473,980	1,830,090

c)  Held-to-maturity

No financial investments were classified as held-to-maturity as of December 31, 2011, 2010 and 2009.

The following table sets forth an analysis of our investments as of December 31, 2011 by remaining maturity and the weighted average nominal rates of such investments.

	Within one year	Weighted average Nominal Rate	After one year but within five years	Weighted average Nominal Rate	After five years but within ten years	Weighted average Nominal Rate	After ten years	Weighted average Nominal Rate	Total	Weighted average Nominal Rate
	(in millions of Ch$, except rates)
Held for Trading
Central Bank and Government Securities
Central Bank bonds	264,539	3.5	38,180	2.8	8,198	3.1	586	2.8	311,503	3.4
Central Bank notes	54,286	3.5	5,885	0.3	62	-	-	-	60,233	3.4
Other Chilean Central Bank and Treasury securities	-	-	792	-	14,766	3.1	231	-	15,789	3.1
Subtotal	318,825	-	44,857	-	23,026	-	817	-	387,525	-
Other Chilean Securities
Mortgage finance bonds	-	-	-	-	-	-	-	-	-	-
Chilean financial institutions bonds	-	-	-	-	-	-	-	-	-	-
Chilean corporate bonds	-	-	-	-	-	-	-	-	-	-
Subtotal	-	-	-	-	-	-	-	-	-	-
Investment in mutual funds
Mutual funds administered by related parties	22,238	0.3	-	-	-	-	-	-	22,238	0.3
Subtotal	22,238	-	-	-	-	-	-	-	22,238	-
Total	341,063	-	44,857	-	23,026	-	817	-	409,763	-

	Within one year	Weighted average Nominal Rate	After one year but within five years	Weighted average Nominal Rate	After five years but within ten years	Weighted average Nominal Rate	After ten years	Weighted average Nominal Rate	Total	Weighted average Nominal Rate
	(in millions of Ch$, except rates )
Available-for-sale Investments
Central Bank and Government Securities
Central Bank bonds	158,968	4.2	327,479	4.5	83,801	5.5	325	-	570,573	4.6
Central Bank notes	543,682	0.4	15,367	2.9	115	2.7	3,950	2.4	563,114	0.5
Others securities	722	2.6	47,218	5.0	125,442	5.2	457	4.6	173,839	5.0
Subtotal	703,372	-	390,064	-	209,358	-	4,732	-	1,307,526	-
Others Financial Securities
Mortgage finance bonds	419	0.3	1,422	3.8	4,807	3.7	60,158	3.8	66,806	3.8
Chilean corporate bonds	-	-	-	-	-	-	-	-	-	-
Deposit in Chilean Financial Institutions	275,022	0.5	-	-	-	-	-	-	275,022	0.5
Others Chilean Securities	24	5.9	295	6.3	-	-	-	-	319	6.2
Central Bank and Government	-	-	-	-	-	-	-	-	-	-
Foreign Financial Securities
Others Foreign Securities	-	-	11,638	2.2	-	-	-	-	11,638	2.2
Subtotal	275,465	-	13,355	-	4,807	-	60,158	-	353,785	-
Total	978,837	-	403,419	-	214,165	-	64,890	-	1,661,311	-

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

Our general policy is to maintain liquidity adequate to ensure our ability to honor withdrawals of deposits, make repayments of other liabilities at maturity, extend loans and meet our own working capital needs. Our minimum amount of liquidity is determined by the statutory reserve requirements of the Central Bank. Deposits are subject to a statutory reserve requirement of 9% for demand deposits and 3.6% for Chilean peso, UF-denominated and foreign currency denominated time deposits with a term of less than a year. (See “Item 4: C. Business Overview— Regulation and Supervision”). The Central Bank has statutory authority to increase these percentages to up to 40% for demand deposits and up to 20% for time deposits. In addition, a 100% special reserve (reserva técnica) applies to demand deposits, deposits in checking accounts, other demand deposits received or obligations payable on sight and incurred in the ordinary course of business, other than deposits unconditionally payable immediately. This special reserve requirement applies to the amount by which the total of such deposits exceeds 2.5 times the amount of a bank’s regulatory capital. Interbank loans are deemed to have a maturity of more than 30 days, even if payable within the following 10 days.

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

	Year ended December 31,
	2011	2010	2009
	(in millions of Ch$)
Net cash provided by (used in) operating activities	1,556,890	(64,037)	1,323,587

The cash generated by operating activities in 2011 was Ch$1,556,890 million and was mainly due to the strong growth in time deposits and other funding sources that outstripped loan growth in the period. In 2010, operating activities consumed cash of Ch$64,037 million, mainly due to the increase in loans in line with the rise in economic activity partially offset by a rise in deposits and bonds issued.  In 2009, operating activities provided net cash of Ch$1,323,587 million mainly due to the slower economic environment that reduced our loan portfolio and an increase in bond issuances. This was offset by a reduction in time deposits.

	Year ended December 31,
	2011	2010	2009
	(in millions of Ch$)
Net cash used in investment activities	(52,095)	(20,019)	(28,129)

In 2011, the cash used by investing activities was Ch$52,095 million mainly relating to investments in property, plant, equipment and technology. In 2010, the cash used by investing activities was Ch$20,019 million mainly relating to investments in property, plant and equipment. This was partially offset by the sale of branches in 2010, Net cash used in investing activities in 2009 totaled Ch$28,129 million. The largest consumption of cash involved the purchase of fixed and intangible assets offset in part by the sale of fixed assets.

	Year ended December 31,
	2011	2010	2009
	(in millions of Ch$)
Net cash used in financing activities	(289,416)	(258,756)	(172,065)

In 2011, 2010 and 2009, the net cash used by financing activities can be explained by the Bank’s annual dividend payment each year.

Deposits and Other Borrowings

The following table sets forth our average daily balance of liabilities for the years ended December 31, 2011, 2010, 2009 and 2008, in each case together with the related average nominal interest rates paid thereon.

(millions of Ch$, except percentages)	2011			2010			2009
	Average Balance	% of Total Average Liabilities	Average Nominal Rate	Average Balance	% of Total Average Liabilities	Average Nominal Rate	Average Balance	% of Total Average Liabilities	Average Nominal Rate
Savings accounts	103,085	0.4%	3.6%	102,732	0.5%	1.2%	100,294	0.5%	(1.0%)
Time deposits	9,107,719	37.7%	4.9%	7,482,544	35.9%	3.0%	8,355,446	41.8%	2.8%
Central Bank borrowings	3,097	0.0%	6.0%	304,292	1.5%	0.5%	297,346	1.5%	0.9%
Repurchase agreements	249,174	1.0%	3.5%	196,719	0.9%	1.2%	486,000	2.4%	2.9%
Mortgage finance bonds	174,224	0.7%	9.2%	224,436	1.1%	7.8%	301,501	1.5%	2.8%
Other interest bearing liabilities	6,128,052	25.4%	5.2%	5,126,595	24.6%	4.5%	3,909,793	19.6%	2.5%
Subtotal interest bearing liabilities	15,765,351	65.2%	5.1%	13,437,318	64.5%	3.5%	13,450,380	67.3%	2.6%
Non-interest bearing liabilities
Non-interest bearing deposits	3,575,544	14.8%		3,152,513	15.1%		2,475,050	12.4%
Derivatives	1,457,638	6.1%		1,323,161	6.3%		1,387,026	6.9%
Other non-interest bearing liabilities	1,340,699	5.6%		1,192,374	5.7%		1,079,516	5.4%
Shareholders’ equity	1,994,487	8.3%		1,752,329	8.4%		1,599,938	8.0%
Subtotal non-interest bearing liabilities	8,368,368	34.8%		7,420,377	35.5%		6,541,530	32.7%
Total liabilities	24,133,719	100.0%		20,857,695	100.0%		19,991,910	100.0%
Our most important source of funding is our time deposits. Average time deposits represented 37.7% of our average total liabilities and shareholders’ equity in 2011. Our current funding strategy is to continue to utilize all sources of funding in accordance with their costs, their availability and our general asset and liability management strategy. Special emphasis is being placed on lengthening the maturities of time deposits with institutional clients and increasing in general our deposits from retail customers. We also intend to continue to broaden our customer deposit base and to emphasize core deposit funding. We have also followed the strategy in 2011 of increasing our  deposits with our client base in order to improve our funding mix. We believe that broadening our deposit base by increasing the number of account holders has created a more stable funding source.

Composition of Deposits

The following table sets forth the composition of our deposits and similar commitments at December 31, 2011, 2010, 2009 and 2008.

	2011	2010	2009	2008
	(in millions of Ch$)
Demand deposits and other demand obligations
Checking accounts	3,543,776	3,330,352	2,776,607	2,268,991
Other deposits and demand accounts	350,519	368,934	303,495	206,347
Other demand obligations	519,520	537,148	453,432	472,824
Subtotals	4,413,815	4,236,434	3,533,534	2,948,162
Time deposits and other time deposits
Time deposits	8,816,766	7,154,396	4,219,392	9,476,024
Time saving accounts	102,831	103,191	98,985	102,951
Other time deposits	1,517	1,170	2,856,880	177,291
Subtotals	8,921,114	7,258,757	7,175,257	9,756,266
Total deposits and other commitments	13,334,929	11,495,191	10,708,791	12,704,428

Maturity of Deposits

The following table sets forth information regarding the currency and maturity of our deposits as of December 31, 2011, expressed in percentages of our total deposits in each currency category. UF-denominated deposits are similar to peso-denominated deposits in all respects, except that the principal is readjusted periodically based on variations in the Chilean consumer price index.

	Ch$	UF	Foreign Currencies	Total
Demand deposits	0.01%	0.03%	0.01%	0.02%
Savings accounts	0.02%	4.76%	0.00%	1.15%
Time deposits:
Maturing within 3 months	85.07%	35.96%	94.83%	74.60%
Maturing after 3 but within 6 months	9.43%	8.81%	4.08%	8.56%
Maturing after 6 but within 12 months	3.88%	34.28%	0.53%	10.73%
Maturing after 12 months	1.59%	16.16%	0.55%	4.94%
Total time deposits	99.97%	95.21%	99.99%	98.83%
Total deposits	100.00%	100.00%	100.00%	100.00%

The following table sets forth information regarding the maturity of our outstanding time deposits in excess of US$100,000 as of December 31, 2011.

	Ch$	UF	Foreign Currencies	Total
	(in millions of Ch$)
Time deposits:
Maturing within 3 months	4,429,100	685,170	1,035,097	6,149,367
Maturing after 3 but within 6 months	482,166	158,427	45,841	686,434
Maturing after 6 but within 12 months	281,238	957,334	11,812	1,250,384
Maturing after 12 months	368	23,565	-	23,933
Total time deposits	5,192,872	1,824,496	1,092,750	8,110,118

Short-term Borrowings

The principal categories of our short-term borrowings are repurchase agreements and interbank borrowings. The table below presents the amounts outstanding at each year-end indicated and the weighted-average nominal interest rate for each such year by type of short-term borrowing.

	2011		2010		2009
	Balance	Weighted- Average Nominal Interest Rate	Balance	Weighted- Average Nominal Interest Rate	Balance	Weighted- Average Nominal Interest Rate
	(in millions of Ch$, except percentages)
Obligations arising from repurchase agreements	544,381	0.4%	294,725	0.2%	166,852	0.2%
Obligations with the Central Bank	810	0.5%	1,307	0.5%	947,753	0.5%
Loans from domestic financial institutions	-	0.0%	-	-	26,301	0.4%
Foreign obligations	1,740,254	0.5%	1,458,479	0.8%	1,812,296	0.7%
Total short-term borrowings	2,285,445	0.5%	1,754,511	0.7%	2,953,202	0.6%

The following table shows the average balance and the average nominal rate for each short-term borrowing category for the years indicated.

	2011		2010		2009
	Average Balance	Weighted- Average Nominal Interest Rate	Average Balance	Weighted- Average Nominal Interest Rate	Average Balance	Weighted- Average Nominal Interest Rate
	(in millions of Ch$, except percentages)
Obligations arising from repurchase agreements	249,174	3.5%	294,725	0.20%	1,114,605	0.2%
Obligations with the Central Bank	3,097	6.0%	1,307	0.50%	1,850	0.5%
Loans from domestic financial institutions	24,912	3.0%	-	-	26,301	0.4%
Foreign obligations	1,812,802	1.3%	1,458,479	0.81%	1,812,296	0.7%
Total short-term borrowings	2,089,985	1.6%	1,754,511	0.71%	2,955,052	0.5%

The following table presents the maximum month-end balances of our principal sources of short-term borrowings during the years indicated.

	Maximum 2011 Month-End Balance	Maximum 2010 Month-End Balance	Maximum 2009 Month-End Balance
	In millions of Ch$
Obligations arising from repurchase agreements	544,381	1,180,620	1,165,241
Obligations with the Central Bank	1,241	1,740	2,711
Loans from domestic financial institutions	244,071	13,923	256,717
Foreign obligations	2,024,146	2,098,648	2,014,913
Total short-term borrowings	2,813,839	3,294,931	3,439,582

Total Borrowings

	As of December 31, 2011
	Long-term	Short-term	Total
	(in millions of Ch$)
Central Bank credit lines for renegotiations of loans (a)	-	810	810
Investment under repurchase agreements	-	544,381	544,381
Mortgage finance bonds (b)	152,536	7,707	160,243
Senior bonds (c)	2,851,785	749,340	3,601,125
Subordinated bonds (d)	725,029	136,842	861,871
Borrowings from domestic financial institutions	-	-	-
Foreign borrowings (e)	179,028	1,740,254	1,919,282
Other obligations (f)	120,521	56,078	176,599
Total borrowings	4,028,899	3,235,412	7,264,311

	As of December 31, 2010
	Long-term	Short-term	Total
	(in millions of Ch$)
Central Bank credit lines for renegotiations of loans (a)	-	1,307	1,307
Investment under repurchase agreements	-	294,725	294,725
Mortgage finance bonds (b)	183,383	10,751	194,134
Senior bonds (c)	2,763,572	547,107	3,310,679
Subordinated bonds (d)	664,383	21,692	686,075
Borrowings from domestic financial institutions	-	-	-
Foreign borrowings (e)p	124,271	1,458,479	1,582,750
Other obligations (f)	122,247	44,042	166,289
Total borrowings	3,857,856	2,378,103	6,235,959

	As of December 31, 2009
	Long-term	Short-term	Total
	(in millions of Ch$)
Central Bank credit lines for renegotiations of loans (a)	-	1,850	1,850
Investment under repurchase agreements	-	1,114,605	1,114,605
Mortgage finance bonds (b)	213,853	50,011	263,864
Senior bonds (c)	1,901,972	166,814	2,068,786
Subordinated bonds (d)	592,026	-	592,026
Borrowings from domestic financial institutions	-	26,301	26,301
Foreign borrowings (e)	206,343	1,812,296	2,018,639
Other obligations (f)	109,013	37,898	146,911
Total borrowings	3,023,207	3,209,775	6,232,982

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

	As of December 31, 2011	As of December 31, 2010
	(in millions of Ch$)
Due within 1 year	810	1,307
Total	810	1,307

(b)  Mortgage finance bonds

These bonds are used to finance the granting of mortgage loans. The outstanding principal amounts of the bonds are amortized on a quarterly basis. The range of maturities of these bonds is between five and twenty years. The bonds are linked to the UF index and bear a real weighted-average annual interest rate of 5.7% as of December 31, 2011. The following table sets forth the remaining maturities of our mortgage finance bonds at December 31, 2011.

As of December 31, 2011
(in millions of Ch$)
Due within 1 year	7,707
Due after 1 year but within 2 years	7,535
Due after 2 years but within 3 years	10,333
Due after 3 years but within 4 years	21,122
Due after 4 years but within 5 years	14,010
Due after 5 years	99,536
Total mortgage finance bonds	160,243

(c)   Senior Bonds

The following table sets forth, at the dates indicated, our issued bonds. The bonds are denominated principally in UFs or U.S. dollars, and are principally used to fund the Bank’s mortgage portfolio.

	As of December 31,
	2011	2010	2009
	(in millions of Ch$)
Santander bonds denominated in UF	2,001,713	1,952,051	1,660,877
Santander bonds denominated in US$	1,268,763	936,134	407,909
Santander bonds denominated in CHF$	119,394	174,297	-
Santander bonds denominated in $	211,255	248,197	-
Total bonds	3,601,125	3,310,679	2,068,786

The maturities of these bonds are as follows:

As of December 31, 2011
(in millions of Ch$)
Due within 1 year	749,340
Due after 1 year but within 2 years	460,200
Due after 2 years but within 3 years	408,723
Due after 3 years but within 4 years	656,201
Due after 4 years but within 5 years	488,425
Due after 5 years	838,236
Total bonds	3,601,125

In 2011, the Bank issued bonds for US$ 635 million, UF 5.7 million and Ch$36,900 million detailed as follows:

Series	Amount		Term	Issue rate	Date of issue	Maturity date
Floating rate bond	USD	500,000,000	5 years	Libor (3 months) + 160 bp	01/19/2011	01/19/2016
Floating rate bond	USD	135,000,000	6 months	Libor (3 months) + 80 bp	11/29/2011	05/29/2012
Totals	USD	635,000,000
E1	UF	896,000	5 years	3.0 % per annum simple	02/01/2011	01/01/2016
E2	UF	3,048,000	7.5 years	3.5 % per annum simple	02/01/2011	07/01/2018
E3	UF	1,750,000	8.5 years	3.5 % per annum simple	02/01/2011	07/01/2019
Totals	UF	5,694,000
E4	CLP	36,900,000,000	5 years	6.75 % per annum simple	07/01/2011	06/01/2016
Totals	CLP	36,900,000,000

 (d)  Subordinated bonds

The following table sets forth, at the dates indicated, the balances of our subordinated bonds. The following table sets forth, at the dates indicated, our issued subordinated bonds. The bonds are denominated principally in UFs or U.S. dollars, and are principally used to fund the Bank’s mortgage portfolio and are considered to be a part of our regulatory capital.

	As of December 31,
	2011	2010	2009
	(in millions of Ch$)
Subordinated bonds denominated in US$	316,169	244,957	278,087
Subordinated bonds linked to the UF	545,702	441,118	313,939
Total subordinated bonds	861,871	686,075	592,026

The maturities of these bonds, which are considered long-term, are as follows.

As of December 31, 2011
(in millions of Ch$)
Due within 1 year	136,842
Due after 1 year but within 2 years	-
Due after 2 years but within 3 years	179,327
Due after 3 years but within 4 years	10,567
Due after 4 years but within 5 years	29,616
Due after 5 years	505,519
Total subordinated bonds	861,871

In 2011 the Bank issued subordinated bonds on the local market for UF 5.1 million,  which is detailed as follows:

			Issue	Date of issuance	Maturity
Series	Amount	Term	rate	date	date

G3	UF 3,000,000	25 years	3.9% per annum simple	07/01/2010	07/01/2035
G5	UF 2,100,000	20 years	3.9% per annum simple	05/01/2011	04/01/2031

Totals	UF 5,100,000

(e)  Foreign borrowings

These are short-term and long-term borrowings from foreign banks used to fund our foreign trade business. The maturities of these borrowings are as follows.

As of December 31, 2011
(in millions of Ch$)
Due within 1 year	1,740,254
Due after 1 year but within 2 years	87,102
Due after 2 years but within 3 years	91,926
Due after 3 years but within 4 years	-
Due after 5 years	-
Total loans from foreign financial institutions	1,919,282

(f)  Other obligations

Other obligations are summarized as follows:

As of December 31,
2011
(in millions of Ch$)

Long term obligations
Due after 1 years but within 2 years	29,575
Due after 2 years but within 3 years	2,866
Due after 3 years but within 4 years	3,489
Due after 4 years but within 5 years	3,095
Due after 5 years	81,496
Long-term financial obligations subtotals	120,521

Short term obligations:
Amounts due to credit card operators	50,840
Acceptance of letters of credit	704
Other long-term financial obligations, short-term portion	4,534
Short-term financial obligations subtotals	56,078

Other financial obligations totals	176,599

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

The following table presents the Bank’s outstanding contingent loans as of December 31, 2011, 2010 and 2009:

	As of December 31,
	2011	2010	2009
	(in millions of Ch$)
Issued and documented letters of credit	184,649	209,532	155,956
Confirmed foreign letters of credit	52,889	85,739	35,818
Documented guarantees	920,986	898,751	655,780
Other guarantees	147,081	166,550	169,931
Subtotals	1,305,605	1,360,572	1,017,485
Lines of credit with immediate availability	4,673,525	4,832,359	4,615,787
Other irrevocable obligation	95,150	129,428	-
Totals	6,074,280	6,322,359	5,633,272

Asset and Liability Management

Please refer to “Item 11: Quantitative and Qualitative Disclosure about Market Risk—Asset and Liability Management” regarding our policies with respect to asset and liability management.

Capital Expenditures

The following table reflects capital expenditures in each of the three years ended December 31, 2011, 2010 and 2009:

	Year Ended December 31,
	2011	2010	2009
	(in millions of Ch$)
Land and Buildings	8,326	7,884	5,730
Machinery and Equipment	8,503	7,781	5,085
Furniture, Vehicles, Other(1)	9,860	3,336	941
Total	26,689	19,001	11,756

(1)	Includes assets ceded under operating leases.

The increase in capital expenditures in 2011 was mainly due to higher investments to refurbish branches as well as IT systems.

F. Selected Statistical Information

The following information is included for analytical purposes and should be read in conjunction with our Audited Consolidated Financial Statements as well as the discussion in “Item 5: Operations and Financial Review and Prospects.”  The UF is linked to, and is adjusted daily to reflect changes in the previous month’s Chilean consumer price index.  See “Item 5: C. Operating Results—Impact of Inflation.” The following tables show, by currency of denomination, average balances and, where applicable, interest amounts and real rates for our assets and liabilities for the years ended December 31, 2011, 2010, and 2009.

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

The following tables show, by currency of denomination, average balances and, where applicable, interest amounts and real rates for our assets and liabilities for the years ended December 31, 2011, 2010 and 2009.

	Year ended December 31,
	2011				2010				2009
	Average Balance	Interest Earned	Average Real Rate	Average Nominal Rate	Average Balance	Interest Earned	Average Real Rate	Average Nominal Rate	Average Balance	Interest Earned	Average Real Rate	Average Nominal Rate
	(in millions of Ch$, except for rate data)
ASSETS
INTEREST-EARNING ASSETS
Deposits in Central Bank
Ch$	497,897	16,005	(1.2%)	3.2%	433,176	6,411	(1.0%)	1.5%	207,738	2,652	3.9%	1.3%
UF	–	–	–%	–%	–	–	–%	–%	–	–	–%	–%
Foreign currencies	–	–	–%	–%	–	–	–%	–%	–	–	–%	–%
Subtotal	497,897	16,005	(1.2%)	3.2%	433,176	6,411	(1.0%)	1.5%	207,738	2,652	3.9%	1.3%
Financial investments
Ch$	1,704,483	71,129	(0.3%)	4.2%	1,055,255	25,439	(0.1%)	2.4%	939,455	32,782	6.2%	3.5%
UF	220,986	21,971	5.3%	9.9%	545,775	34,602	3.7%	6.3%	547,220	4,507	3.5%	0.8%
Foreign currencies	854,965	(25,201)	3.5%	(2.9%)	652,464	12,892	(8.0%)	2.0%	486,051	5,840	(17.8%)	1.2%
Subtotal	2,780,434	67,899	1.3%	2.5%	2,253,464	72,933	(1.5%)	3.2%	1,972,726	43,129	(0.5%)	2.2%
Commercial Loans
Ch$	4,491,613	409,074	4.5%	9.2%	4,024,823	313,063	5.1%	7.8%	3,624,473	375,026	13.2%	10.4%
UF	3,268,257	272,236	3.7%	8.4%	2,791,495	192,518	4.3%	6.9%	2,822,742	111,952	6.7%	4.0%
Foreign currencies	1,662,095	44,586	9.5%	2.7%	932,257	30,479	(6.8%)	3.3%	1,053,718	53,074	(14.7%)	5.0%
Subtotal	9,421,965	725,896	5.1%	7.8%	7,748,575	536,060	3.4%	6.9%	7,500,933	540,052	6.9%	7.2%
Consumer loans
Ch$	2,526,772	539,961	16.2%	21.4%	2,270,711	477,155	18.1%	21.0%	2,018,473	501,981	28.1%	24.9%
UF	96,286	9,722	5.4%	10.1%	97,905	8,209	5.7%	8.4%	115,640	6,320	8.2%	5.5%
Foreign currencies	14,374	–	6.6%	–%	10,446	–	(9.8)%	–%	8,161	1	(18.8%)	–%
Subtotal	2,637,432	549,683	15.8%	20.9%	2,379,062	485,364	17.5%	20.4%	2,142,274	508,302	26.9%	23.7%
Mortgage loans
Ch$	27,811	2,626	4.8%	9.4%	28,522	2,263	5.3%	7.9%	6,028	535	11.7%	8.9%
UF	4,800,402	397,408	3.7%	8.3%	4,293,315	301,864	4.4%	7.0%	3,946,434	101,804	5.3%	2.6%
Foreign currencies	–	–	–%	–%	–	–	–%	–%	–	–	–%	–%
Subtotal	4,828,213	400,034	3.7%	8.3%	4,321,837	304,127	4.4%	7.0%	3,952,462	102,339	5.3%	2.6%
Interbank Loans
Ch$	73,505	3,486	0.3%	4.7%	48,485	934	(0.6%)	1.9%	19,532	262	4.0%	1.3%
UF	–	–	–%	–%	–	–	–%	–%	–	–	–%	–%
Foreign currencies	5,206	–	6.6%	–%	1,229	–	(9.8%)	0.0%	2,521	–	(18.8%)	–%
Subtotal	78,711	3,486	0.7%	4.4%	49,714	934	(0.8%)	1.9%	22,053	262	1.4%	1.2%
Investments under agreements to resell
Ch$	23,993	3,678	10.4%	15.3%	44,969	6,256	11.1%	13.9%	261,288	10,680	6.8%	4.1%
UF	35,009	1,949	1.1%	5.6%	15,898	428	0.2%	2.7%	852	31	6.4%	3.6%
Foreign currencies	–	–	–%	–%	1,403	22	(8.4%)	1.6%	198	6	(16.4%)	3.0%
Subtotal	59,002	5,627	4.9%	9.5%	62,270	6,706	7.9%	10.8%	262,338	10,717	6.8%	4.1%
Threshold
Ch$	–	–	–%	–%	–	–	–%	–%	–	–	–%	–%
UF	–	–	–%	–%	–	–	–%	–%	–	–	–%	–%
Foreign currencies	51,385	105	6.8%	0.2%	231,385	448	(9.6%)	0.2%	205,068	325	(18.7%)	0.2%
Subtotal	51,385	105	6.8%	0.2%	231,385	448	(9.6%)	0.2%	205,068	325	(18.7%)	0.2%
Total interest-earning assets
Ch$	9,346,074	1,045,959	6.5%	11.2%	7,905,911	831,521	7.8%	10.5%	7,076,987	923,918	16.0%	13.1%
UF	8,420,940	703,286	3.7%	8.4%	7,744,388	537,621	4.3%	6.9%	7,432,888	224,614	5.7%	3.0%
Foreign currencies	2,588,025	19,490	7.4%	0.8%	1,829,184	43,841	(7.6%)	2.4%	1,755,717	59,246	(16.1%)	3.4%
Subtotal	20,355,039	1,768,735	5.5%	8.7%	17,479,483	1,412,983	4.6%	8.1%	16,265,592	1,207,778	7.8%	7.4%

	Year ended December 31,
	2011				2010				2009
	Average Balance	Interest Earned	Average Real Rate	Average Nominal Rate	Average Balance	Interest Earned	Average Real Rate	Average Nominal Rate	Average Balance	Interest Earned	Average Real Rate	Average Nominal Rate
NON-INTEREST-EARNING ASSETS	(in millions of Ch$, except for rate data)
Cash
Ch$	448,889	–	–	–	421,903	–	–	–	398,396	–	–	–
UF	–	–	–	–	–	–	–	–	–	–	–	–
Foreign currencies	16,275	–	–	–	13,484	–	–	–	14,482	–	–	–
Subtotal	465,164	–	–	–	435,387	–	–	–	412,878	–	–	–
Allowance for loan losses
Ch$	(535,656)	–	–	–	(444,122)	–	–	–	(315,361)	–	–	–
UF	–	–	–	–	–	–	–	–	–	–	–	–
Foreign currencies	–	–	–	–	–	–	–	–	–	–	–	–
Subtotal	(535,656)	–	–	–	(444,122)	–	–	–	(315,361)	–	–	–
Property, plant and equipment
Ch$	159,813	–	–	–	176,367	–	–	–	215,789	–	–	–
UF	40	–	–	–	–	–	–	–	–	–	–	–
Foreign currencies	–	–	–	–	–	–	–	–	–	–	–	–
Subtotal	159,853	–	–	–	176,367	–	–	–	215,789	–	–	–
Derivatives
Ch$	1,824,381	–	–	–	1,617,480	–	–	–	1,708,712	–	–	–
UF	(178,373)	–	–	–	(124,606)	–	–	–	(184,072)	–	–	–
Foreign currencies	(39,820)	–	–	–	(60,410)	–	–	–	(7,390)	–	–	–
Subtotal	1,606,188	–	–	–	1,432,464	–	–	–	1,517,250	–	–	–
Financial investments trading (1)
Ch$	203,886	–	–	–	90,605	–	–	–	233,977	–	–	–
UF	436,435	–	–	–	665,607	–	–	–	726,009	–	–	–
Foreign currencies	9,791	–	–	–	30,407	–	–	–	45,029	–	–	–
Subtotal	650,112	–	–	–	786,619	–	–	–	1,005,015	–	–	–
Other assets
Ch$	979,549	–	–	–	724,156	–	–	–	688,310	–	–	–
UF	100,291	–	–	–	66,279	–	–	–	42,584	–	–	–
Foreign currencies	353,179	–	–	–	201,062	–	–	–	159,853	–	–	–
Subtotal	1,433,019	–	–	–	991,497	–	–	–	890,747	–	–	–
Total non-interest earning assets
Ch$	3,080,862	–	–	–	2,586,389	–	–	–	2,929,823	–	–	–
UF	358,393	–	–	–	607,280	–	–	–	584,521	–	–	–
Foreign currencies	339,425	–	–	–	184,543	–	–	–	211,974	–	–	–
Total	3,778,680	–	–	–	3,378,212	–	–	–	3,726,318	–	–	–
TOTAL ASSETS
Ch$	12,426,936	1,045,959	-	-	10,492,300	831,521	-	-	10,006,810	923,918	-	-
UF	8,779,333	703,286	-	-	8,351,668	537,621	-	-	8,017,409	224,614	-	-
Foreign currencies	2,927,450	19,490	-	-	2,013,727	43,841	-	-	1,967,691	59,246	-	-
Total	24,133,719	1,768,735	-	-	20,857,695	1,412,983	-	-	19,991,910	1,207,778	-	-

	Year ended December 31,
	2011				2010				2009
	Average Balance	Interest Paid	Average Real Rate	Average Nominal Rate	Average Balance	Interest Paid	Average Real Rate	Average Nominal Rate	Average Balance	Interest Paid	Average Real Rate	Average Nominal Rate
	(in millions of Ch$, except for rate data)
LIABILITIES AND SHAREHOLDERS' EQUITY
INTEREST-BEARING LIABILITIES
Savings accounts
Ch$	1,092	3	(4.0%)	0.3%	1,103	3	(2.2%)	0.3%	777	11	4.1%	1.5%
UF	101,993	3,712	(0.8%)	3.6%	101,629	1,231	(1.3%)	1.2%	99,517	(1,039)	1.6%	(1.0%)
Foreign currencies	-	-	–%	–%	-	-	-%	-%	-	-	-%	-%
Subtotal	103,085	3,715	0.8%	3.6%	102,732	1,234	(1.3%)	1.2%	100,294	(1,028)	1.6%	(1.0%)
Time deposits
Ch$	5,187,931	288,282	1.1%	5.6%	3,914,178	89,808	(0.2%)	2.3%	4,442,195	183,641	6.9%	4.1%
UF	2,086,118	143,899	2.4%	6.9%	2,107,484	117,230	3.0%	5.6%	2,490,859	19,618	3.4%	0.8%
Foreign currencies	1,833,670	13,392	7.4%	0.7%	1,460,882	12,997	(9.0%)	0.9%	1,422,392	26,614	(17.3%)	1.9%
Subtotal	9,107,719	445,573	2.7%	4.9%	7,482,544	220,035	(1.0%)	3.0%	8,355,446	229,873	1.7%	2.8%
Central Bank borrowings
Ch$	2,094	177	3.8%	8.5%	302,807	1,648	(1.9%)	0.5%	295,319	2,561	3.5%	0.9%
UF	1,003	8	(3.5%)	0.8%	1,485	10	(1.8%)	0.7%	2,027	(11)	2.1%	(0.5%)
Foreign currencies	-	-	–%	–%	-	-	-%	-%	-	-	-%	-%
Subtotal	3,097	185	1.4%	6.0%	304,292	1,658	(1.9%)	0.5%	297,346	2,550	3.5%	0.9%
Repurchase agreements
Ch$	214,930	7,922	(0.7%)	3.7%	142,572	937	(1.8%)	0.7%	461,168	13,454	5.6%	2.9%
UF	18,564	808	(0.1%)	4.4%	51,516	1,437	0.3%	2.8%	23,915	429	4.5%	1.8%
Foreign currencies	15,680	31	6.8%	0.2%	2,631	3	(9.7%)	0.1%	917	1	(18.7%)	0.1%
Subtotal	249,174	8,761	(0.2%)	3.5%	196,719	2,377	(1.4%)	1.2%	486,000	13,884	5.5%	2.9%
Mortgage finance bonds
Ch$	-	-	–%	–%	-	-	-%	-%	-	-	-%	-%
UF	174,224	16,027	4.6%	9.2%	224,436	17,445	5.1%	7.8%	301,501	8,391	5.5%	2.8%
Foreign currencies	-	-	–%	–%	-	-	-%	-%	-	-	-%	-%
Subtotal	174,224	16,027	4.6%	9.2%	224,436	17,445	5.1%	7.8%	301,501	8,391	5.5%	2.8%
Other interest-bearing liabilities
Ch$	344,561	64,171	13.6%	18.6%	167,944	30,982	15.6%	18.4%	141,415	8,173	8.6%	5.8%
UF	2,427,992	223,895	4.6%	9.2%	2,086,698	155,009	4.8%	7.4%	1,825,455	40,171	4.9%	2.2%
Foreign currencies	3,355,499	34,108	7.7%	1.0%	2,871,953	44,524	(8.4%)	1.6%	1,942,923	49,248	(16.6%)	2.5%
Subtotal	6,128,052	322,174	6.8%	5.2%	5,126,595	230,515	(2.2%)	4.5%	3,909,793	97,592	(5.7%)	2.5%
Total interest-bearing liabilities
Ch$	5,750,608	360,555	1.8%	6.3%	4,528,604	123,378	0.2%	2.7%	5,340,874	207,840	6.6%	3.9%
UF	4,809,894	388,349	3.5%	8.1%	4,573,248	292,362	3.8%	6.4%	4,743,274	67,559	4.1%	1.4%
Foreign currencies	5,204,849	47,531	7.6%	0.9%	4,335,466	57,524	(8.6%)	1.3%	3,366,232	75,863	(17.0%)	2.3%
Total	15,765,351	796,435	4.2%	5.1%	13,437,318	473,264	(1.4%)	3.5%	13,450,380	351,262	(0.2%)	2.6%

	Year ended December 31,
	2011				2010				2009
	Average Balance	Interest Paid	Average Real Rate	Average Nominal Rate	Average Balance	Interest Paid	Average Real Rate	Average Nominal Rate	Average Balance	Interest Paid	Average Real Rate	Average Nominal Rate
	(in millions of Ch$, except for rate data)
NON-INTEREST-BEARING LIABILITIES
Non-interest bearing demand deposits
Ch$	3,546,165	-	-	-	3,132,540	-	-	-	2,458,860	-	-	-
UF	17,115	-	-	-	15,226	-	-	-	13,039	-	-	-
Foreign currencies	12,264	-	-	-	4,747	-	-	-	3,151	-	-	-
Subtotal	3,575,544	-	-	-	3,152,513	-	-	-	2,475,050	-	-	-
Derivatives
Ch$	1,389,878	-	-	-	1,094,480	-	-	-	1,059,863	-	-	-
UF	35,145	-	-	-	115,981	-	-	-	193,392	-	-	-
Foreign currencies	32.615	-	-	-	112,700	-	-	-	133,771	-	-	-
Subtotal	1,457,638	-	-	-	1,323,161	-	-	-	1,387,026	-	-	-
Other non-interest-bearing liabilities
Ch$	637,053	-	-	-	526,376	-	-	-	512,216	-	-	-
UF	279,367	-	-	-	350,588	-	-	-	287,124	-	-	-
Foreign currencies	424,279	-	-	-	315,410	-	-	-	280,176	-	-	-
Subtotal	1,340,699	-	-	-	1,192,374	-	-	-	1,079,516	-	-	-
Shareholders’ Equity
Ch$	1,994,487	-	-	-	1,752,329	-	-	-	1,599,938	-	-	-
UF	-	-		-	-	-	-	-	-	-	-	-
Foreign currencies	-	-	-	-	-	-	-	-	-	-	-	-
Subtotal	1,994,487	-	-	-	1,752,329	-	-	-	1,599,938	-	-	-
Total non-interest-bearing liabilities and shareholder’s equity
Ch$	7,567,583	-	-	-	6,505,725	-	-	-	5,630,877	-	-	-
UF	331,627	-	-	-	481,795	-	-	-	493,555	-	-	-
Foreign currencies	469,158	-	-	-	432,857	-	-	-	417,098	-	-	-
Subtotal	8,368,368	-	-	-	7,420,377	-	-	-	6,541,530	-	-	-
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY
Ch$	13,318,191	360,555	-	-	11,034,329	123,378	-	-	10,971,751	207,840	-	-
UF	5,141,521	388,349	-	-	5,055,043	292,362	-	-	5,236,829	67,559	-	-
Foreign currencies	5,674,007	47,531	-	-	4,768,323	57,524	-	-	3,783,330	75,863	-	-
Total	24,133,719	796,435	-	-	20,857,695	473,264	-	-	19,991,910	351,262	-	-

Changes in Net Interest Revenue and Interest Expense: Volume and Rate Analysis

The following table allocates, by currency of denomination, changes in our interest revenue and interest expense between changes in the average volume of interest-earning assets and interest-bearing liabilities and changes in their respective nominal interest rates for 2011 compared to 2010 and 2010 compared to 2009. Volume and rate variances have been calculated based on movements in average balances over the period and changes in nominal interest rates on average interest-earning assets and average interest-bearing liabilities.

	Increase (Decrease) from 2010 to 2011 Due to Changes in				Increase (Decrease) from 2009 to 2010 Due to Changes in
	Volume	Rate	Rate and Volume	Net Change from 2010 to 2011	Volume	Rate	Rate and Volume	Net Change from 2009 to 2010
ASSETS
Interest-earning assets
Deposits in Central Bank
Ch$	1,024	7,417	1,153	9,594	2,917	403	439	3,759
UF	-	-	-	-	-	-	-	-
Foreign currencies	-	-	-	-	-	-	-	-
Total	1,024	7,417	1,153	9,594	2,917	403	439	3,759
Financial investments
Ch$	15,391	18,803	11,496	45,690	4,252	(10,322)	(1,273)	(7,343)
UF	(20,503)	19,606	(11,734)	(12,631)	18	30,117	(40)	30,095
Foreign currencies	3,967	(32,053)	(10,007)	(38,093)	1,847	3,877	1,328	7,052
Total	(1,145)	6,356	(10,245)	(5,034)	6,117	23,672	15	29,804
Commercial loans
Ch$	35,316	55,254	5,441	96,011	42,086	(93,881)	(10,168)	(61,963)
UF	32,163	41,139	6,416	79,718	(950)	82,160	(644)	80,566
Foreign currencies	24,085	(5,594)	(4,384)	14,107	(6,373)	(18,213)	1,991	(22,595)
Total	91,564	90,799	7,473	189,836	34,763	(29,934)	(8,821)	(3,992)
Consumer loans
Ch$	53,415	8,725	666	62,806	63,318	(78,410)	(9,734)	(24,826)
UF	(132)	1,669	(24)	1,513	(965)	3,361	(507)	1,889
Foreign currencies	-	-	-	-	(1)	-	-	(1)
Total	53,283	10,394	642	64,319	62,352	(75,049)	(10,241)	(22,938)
Mortgage loans
Ch$	(56)	428	(9)	363	2,013	(60)	(225)	1,728
UF	34,711	55,027	5,806	95,544	9,719	174,359	15,982	200,060
Foreign currencies	-	-	-	-	-	-	-	-
Total	34,655	55,455	5,797	95,907	11,732	174,299	15,757	201,788
Interbank loans
Ch$	481	1,364	707	2,552	376	122	174	672
UF	-	-	-	-	-	-	-	-
Foreign currencies	-	-	-	-	-	-	-	-
Total	481	1,364	707	2,552	376	122	174	672
Investments Under Agreements to Resell
Ch$	(2,916)	630	(292)	(2,578)	(8,861)	25,616	(21,179)	(4,424)
UF	513	458	550	1,521	540	(8)	(135)	397
Foreign currencies	(22)	(22)	22	(22)	36	(3)	(17)	16
Total	(2,425)	1,066	280	(1,079)	(8,285)	25,605	(21,331)	(4,011)
Threshold
Ch$	-	-	-	-	-	-	-	-
UF	-	-	-	-	-	-	-	-
Foreign currencies	(343)	-	-	(343)	123	-	-	123
Total	(343)	-	-	(343)	123	-	-	123
Total interest-earning assets
Ch$	102,655	92,621	19,162	214,438	106,101	(156,532)	(41,966)	(92,397)
UF	46,752	117,899	1,014	165,665	8,362	289,989	14,656	313,007
Foreign currencies	27,687	(37,669)	(14,369)	(24,351)	(4,368)	(14,339)	3,302	(15,405)
Total	177,094	172,851	5,807	355,752	110,095	119,118	(24,008)	205,205

	Increase (Decrease) from 2010 to 2011 Due to Changes in				Increase (Decrease) from 2009 to 2010 Due to Changes in
	Volume	Rate	Rate and Volume	Net Change from 2010 to 2011	Volume	Rate	Rate and Volume	Net Change from 2009 to 2010
LIABILITIES
Interest-bearing liabilities
Savings accounts
Ch$	-	-	-	-	5	(9)	(4)	(8)
UF	13	2,449	19	2,481	29	2,195	46	2,270
Foreign currencies	-	-	-	-	-	-	-	-
Total	13	2,449	19	2,481	34	2,186	42	2,262
Time deposits
Ch$	28,622	128,493	41,359	198,474	(22,649)	(80,460)	9,276	(93,833)
UF	(948)	27,646	(29)	26,669	(3,267)	119,361	(18,482)	97,612
Foreign currencies	3,591	(2,686)	(510)	395	931	(14,164)	(384)	(13,617)
Total	31,265	153,453	40,820	225,538	(24,985)	24,737	(9,590)	(9,838)
Central Bank borrowings
Ch$	(1,549)	24,180	(24,102)	(1,471)	167	(1,081)	1	(913)
UF	(3)	1	-	(2)	4	24	(7)	21
Foreign currencies	-	-	-	-	-	-	-	-
Total	(1,552)	24,181	(24,102)	(1,473)	171	(1,057)	(6)	(892)
Repurchase agreements
Ch$	517	4,287	2,181	6,985	(9,339)	(10,177)	6,999	(12,517)
UF	(924)	823	(528)	(629)	493	239	276	1,008
Foreign currencies	13	3	12	28	2	-	-	2
Total	(394)	5,113	1,666	6,384	(8,844)	(9,938)	7,275	(11,507)
Mortgage finance bonds
Ch$	-	-	-	-	-	-	-	-
UF	(3,898)	3,162	(682)	(1,418)	(2,168)	15,075	(3,853)	9,054
Foreign currencies	-	-	-	-	-	-	-	-
Total	(3,898)	3,162	(682)	(1,418)	(2,168)	15,075	(3,853)	9,054
Other interest-bearing liabilities
Ch$	32,498	336	355	33,189	1,589	17,868	3,352	22,809
UF	25,232	37,536	6,118	68,886	6,047	95,204	13,587	114,838
Foreign currencies	8,397	(16,572)	(2,241)	(10,416)	22,666	(18,029)	(9,361)	(4,724)
Total	66,127	21,300	4,232	91,659	30,302	95,043	7,578	132,923
Total interest-bearing liabilities
Ch$	60,088	157,296	19,793	237,177	(30,227)	(73,859)	19,624	(84,462)
UF	19,472	71,617	4,898	95,987	1,138	232,098	(8,433)	224,803
Foreign currencies	12,001	(19,255)	(2,739)	(9,993)	23,599	(32,193)	(9,745)	(18,339)
Total	91,561	209,658	21,952	323,171	(5,490)	126,046	1,446	122,002

Interest-Earning Assets: Net Interest Margin

The following table analyzes, by currency of denomination, the levels of average interest-earning assets and net interest earned by Santander-Chile, and illustrates the comparative margins obtained, for each of the years indicated in the table.

	Year ended December 31,
	2011	2010	2009
	(in millions of Ch$)
Total average interest-earning assets
Ch$	9,346,074	7,905,911	7,076,987
UF	8,420,940	7,744,388	7,432,888
Foreign currencies	2,588,025	1,829,184	1,755,717
Total	20,355,039	17,479,483	16,265,592
Net interest earned (1)
Ch$	685,404	708,143	716,078
UF	314,937	245,259	157,055
Foreign currencies	(28,041)	(13,683)	(16,617)
Total	972,300	939,719	856,516
Net interest margin (2)
Ch$	7.3%	9.0%	10.1%
UF	3.7%	3.2%	2.1%
Foreign currencies	(1.1%)	(0.7%)	(0.9%)
Total	4.8%	5.4%	5.3%

(1)	Net interest earned is defined as interest revenue earned less interest expense incurred.

(2)	Net interest margin is defined as net interest earned divided by total average interest-earning assets.

Return on Equity and Assets; Dividend Payout

The following table presents certain information and selected financial ratios for Santander-Chile for the years indicated.

	Year ended December 31,
Ch$ million	2011	2010	2009
Net income	406,664	507,472	436,610
Net income attributable to shareholders	401,733	505,393	431,557
Average total assets	24,133,719	20,857,695	19,991,910
Average equity	1,994,487	1,752,329	1,599,938
Net income as a percentage of:
Average total assets	1.7%	2.4%	2.2%
Average equity	20.4%	29.0%	27.3%
Average equity as a percentage of:
Average total assets	8.3%	8.4%	8.0%
Proposed cash dividend (1)	261,050	286,294	258,752
Dividend payout ratio, based on net income attributable to shareholders (1)	65.0%	56.6%	60.0%

(1)	Dividend proposed by the Board for shareholders’ approval on April 24, 2012. This was calculated according to local Chilean Bank GAAP.

The following table presents dividends declared and paid by us in nominal terms in the following years:

Year	Dividend Ch$ mn (1)	Per share Ch$/share (2)	Per ADR Ch$/ADR (3)	% over earnings (4)	% over earnings (5)
2009	213,295	1.13	1,176.00	65	52
2010	258,752	1.37	1,426.63	60	60
2011	286,294	1.52	1,578.48	60	57
2012	261,050	1.39	1,439.09	60	65

(1)	Millions of nominal pesos.

(2)	Calculated on the basis of 188,446 million shares.

(3)	Calculated on the basis of 1,039 shares per ADS.

(4)	Calculated by dividing dividend paid in the year by net income attributable to shareholders for the previous year under Chilean GAAP.

(5)	Calculated by dividing dividend paid in the year by net income attributable to shareholders for the previous year under IFRS.

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

	As of December 31,
	2011	2010	2009
	(in millions of Ch$)
Commercial Loans:
Commercial loans	6,602,372	6,107,117	5,489,595
Foreign trade loans	1,042,024	783,552	636,328
Loans with mortgage guarantee	132,383	67,956	92,911
Factoring operations	188,630	206,140	130,272
Leasing contracts	1,237,675	1,122,916	964,698
Other loans and accounts receivables from customers	84,501	17,948	10,958
Subtotal	9,287,585	8,305,629	7,324,762

Mortgage loans:
Draft loans	71,878	184,364	175,592
Mortgage finance bonds	113,858	138,094	199,139
Other mortgage mutual loans	4,929,927	4,328,679	3,784,322
Leasing contracts	-	-	-
Other loans and accounts receivables from customers	-	-	-
Subtotal	5,115,663	4,651,137	4,159,053

Consumer loans:
Installment consumer loans	1,808,594	1,604,603	1,378,044
Credit card loans	920,852	794,216	586,937
Consumer leasing contracts	3,727	3,735	3,835
Other consumer loans	210,673	298,236	275,233
Subtotal	2,943,846	2,700,790	2,244,049

Subtotal Loans to customers	17,347,094	15,657,556	13,727,864

Interbank loans	87,688	69,726	23,412

Total	17,434,782	15,727,282	13,751,276

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

Non-client loans

Interbank loans are fixed rate, short-term loans to financial institutions that operate in Chile.

Maturity and Interest Rate Sensitivity of Loans

The following table sets forth an analysis by type and time remaining to maturity of our loans at December 31, 2011.

	Due in 1 year or less	Due after 1 year through 5 years	Due after 5 years	Total balance at December 31, 2011
	(in millions of Ch$)
General commercial loans	3,003,508	2,713,388	1,352,305	7,069,201
Foreign trade loans	798,814	113,615	58,662	971,091
Leasing contracts	297,122	593,390	350,221	1,240,733
Other outstanding loans	6,560	-	-	6,560
Subtotal commercial loans	4,106,004	3,420,393	1,761,188	9,287,585
Residential loans backed by mortgage bonds	23,231	74,883	46,513	144,627
Other residential mortgage loans	283,338	916,967	3,770,731	4,971,036
Subtotal residential mortgage loans	306,569	991,850	3,817,244	5,115,663
Consumer loans	1,533,072	1,290,758	120,016	2,943,846
Subtotal	5,945,645	5,703,001	5,698,448	17,347,094
Interbank loans	87,688	-	-	87,688
Total loans	6,033,333	5,703,001	5,698,448	17,434,782

The following tables present the interest rate sensitivity of outstanding loans due after one year at December 31, 2011. (See also “Item 5: D. Operating Results—Interest Rates.”)

As of December 31, 2011
(in millions of Ch$)
Variable Rate
Ch$	-
UF	2,121,469
Foreign currencies	208
Subtotal	2,121,677
Fixed Rate
Ch$	3,203,179
UF	5,416,458
Foreign currencies	670,008
Subtotal	9,289,645
Total	11,411,322

Loans by Economic Activity

The following table sets forth, at the dates indicated, an analysis of our client loan portfolio based on the borrower’s principal economic activity and geographic distribution. Loans to individuals for business purposes are allocated to their economic activity.

	Domestic loans (*) as of December 31,				Foreign loans as of December 31,
	2011	2010	2009	2008	2011	2010	2009	2008
	(in millions of Ch$)
Commercial loans
Manufacturing	834,011	838,324	640,395	937,305	-	–	–	–
Mining	266,442	106,119	67,057	323,269	-	–	–	–
Electricity, gas and water	221,039	149,907	144,386	207,542	-	–	–	–
Agriculture and livestock	760,527	679,159	610,909	647,897	-	–	–	–
Forestry	89,353	84,375	71,085	88,554	-	–	–	–
Fishing	144,162	133,930	127,025	170,934	-	–	–	–
Transport	473,414	449,508	362,508	423,856	-	–	–	–
Communications	252,528	214,881	164,077	192,750	-	–	–	–
Construction	980,797	839,316	817,293	887,391	-	–	–	–
Commerce	1,916,400	1,732,800	1,650,903	2,219,987	87,041	69,709	23,409	95,534
Services	384,061	358,314	288,256	395,840	-	–	–	–
Other	2,965,498	2,719,013	2,380,871	1,860,535	-	–	–	–
Subtotals	9,288,232	8,305,646	7,324,765	8,355,860	87,041	69,709	23,409	95,534
Mortgage loans	5,115,663	4,651,137	4,159,053	3,980,556	-	–	–	–
Consumer loans	2,943,846	2,700,790	2,244,049	2,249,138	-	–	–	–
Total	17,347,741	15,657,573	13,727,867	14,585,554	87,041	69,709	23,409	95,534

	Total loans as of December 31,				% of total loans as of December 31,
	2011	2010	2009	2008	2011	2010	2009	2008
	(in millions of Ch$)
Commercial loans
Manufacturing	834,011	838,324	640,395	937,305	4.78%	5.33%	4.66%	6.39%
Mining	266,442	106,119	67,057	323,269	1.53%	0.67%	0.49%	2.21%
Electricity, gas and water	221,039	149,907	144,386	207,542	1.27%	0.95%	1.05%	1.41%
Agriculture and livestock	760,527	679,159	610,909	647,897	4.36%	4.32%	4.44%	4.40%
Forestry	89,353	84,375	71,085	88,554	0.51%	0.54%	0.52%	0.60%
Fishing	144,162	133,930	127,025	170,934	0.83%	0.85%	0.93%	1.16%
Transport	473,414	449,508	362,508	423,856	2.72%	2.86%	2.64%	2.89%
Communications	252,528	214,881	164,077	192,750	1.45%	1.37%	1.20%	1.31%
Construction	980,797	839,316	817,293	887,391	5.63%	5.34%	5.95%	6.04%
Commerce	2,003,441	1,802,509	1,674,312	2,315,521	11.49%	11.46%	12.03%	15.78%
Services	384,061	358,314	288,256	395,840	2.20%	2.28%	2.10%	2.70%
Other	2,965,498	2,719,013	2,380,871	1,860,535	17.00%	17.29%	17.34%	12.68%
Subtotals	9,375,273	8,375,355	7,348,174	8,451,394	53.77%	53.26%	53.35%	57.57%
Mortgage loans	5,115,663	4,651,137	4,159,053	3,980,556	29.35%	29.57%	30.30%	27.11%
Consumer loans	2,943,846	2,700,790	2,244,049	2,249,138	16.88%	17.17%	16.35%	15.32%
Total	17,434,782	15,727,282	13,751,276	14,681,088	100.00%	100.00%	100.00%	100.00%

(*) As of December 31, 2011, foreign country assets including foreign interbank deposits classified as financial investments totaled US$1,369 million or 2.9% of our total assets.

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

Credit Approval: Loans approved on an individual basis

In preparing a credit proposal for a corporate client whose loans are approved on an individual basis, Santander-Chile’s personnel verify such parameters as debt servicing capacity (including, usually, projected cash flows), the company’s financial history and projections for the economic sector in which it operates. The Risk Division is closely involved in this process, and prepares the credit application for the client. All proposals contain an analysis of the client’s strengths and weaknesses, a rating and a recommendation. Credit limits are determined not on the basis of outstanding balances of individual clients, but on the direct and indirect credit risk of entire financial groups. For example, a corporation will be evaluated together with its subsidiaries and affiliates.

Credit Approval: Loans approved on a group basis

The majority of loans to individuals and small and mid-sized companies are approved by the Standardized Risk Area. The credit evaluation  process is based on an evaluation system known as Garra for Banco Santander and Syseva for Santander Banefe, both processes are decentralized, automated and are based on a scoring system which incorporates our Credit Risk Policies.

The following table lists our approval limits for loans evaluated using standardized statistical models. The following table lists our approval limits for loans evaluated using standardized statistical models:

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

Loans analyzed on an individual basis

For large commercial loans, leasing and factoring, we assign a risk category level to each borrower and its respective loans. We consider the following risk factors: industry or sector of the borrower, owners or managers of the borrower, borrower’s financial situation, its payment capacity and payment behavior to calculate the estimated incurred loan loss.

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

Model for loans analyzed on an individual basis from 2008 to 2010

In 2008, 2009 and 2010, for large commercial loans, leasing and factoring, we assign a risk category level to each borrower and its respective loans. We consider the following risk factors: industry or sector of the borrower, owners or managers of the borrower, borrower’s financial situation, its payment capacity and payment behavior. Two debtor classes have been determined based on debtors’ credit behavior in order to calculate loan loss allowance:

1.	Normal debtors, which are classified as A1, A2, A3 or B, are current on their payment obligations and show no sign of deterioration in their credit quality

•	Classifications A1, A2 and A3 correspond to borrowers with no apparent credit risk.

•	Classification B corresponds to borrowers with some credit risk but no apparent deterioration of payment capacity.

2.
Deteriorated, which are classified as C1, C2, C3, C3, C4, D1 or D2, include debtors whose loan balances with us of 5% or more have been non-performing for more than three months, whose loans with us have been charged off or administered by our Recovery Unit, or classified as Precontenciosos (PRECO or Deteriorated).

For loans classified as A1, A2, A3 and B, we assign a specific provision level on an individual basis to each borrower and, therefore, the amount of loan loss allowance is determined on a case-by-case basis. The amount of allowances for the remaining classifications is set by the SBIF as described below. All commercial loans for companies, including leasing and factoring, have been individually rated. In determining provisions, we make a distinction between normal debtors and deteriorated debtors.

Model for loans analyzed on an individual basis in 2011

In 2011, following the guidelines of the SBIF, we assign one of the following risk categories to each loan and borrower analyzed on an individual basis:

1.	Normal debtors: Classifications A1, A2 and A3 correspond to borrowers with no apparent credit risk.

2.	Substandard debtors: Classification B1 – B4 or substandard corresponds to borrowers with some credit risk but no apparent deterioration of payment capacity.

3.	Deteriorated debtors: Classification C1, C2, C3, C4, C5 and C6 correspond to borrowers whose loans have deteriorated.

Determination of loan loss allowance according to Borrower Class

Normal and Sub-standard Debtors

The loan loss allowance for each debtor is calculated based on the Estimated Incurred Loss equation (EIL = PNP * EXP * SEV). A risk category is assigned to each debtor based on the PNP summarized in the following table:

Classification	Category	PNP (%)
Normal	A1	0,04
	A2	0,10
	A3	0,25
	A4	2,00
	A5	4,75
	A6	10,00
Sub-standard	B1	15,00
	B2	22,00
	B3	33,00
	B4	45,00

Deteriorated debtors

For loans classified in the C and D Categories, the Bank must maintain the following levels of allowance:

Classification	Estimated range of loss	Provision
C1	Up to 3%	2%
C2	Greater than 3% up to 20%	10%
C3	Greater than 20% up to 30%	25%
C4	Greater tan 30% up to 50%	40%
C5	Greater than 50% up to 80%	65%
C6	Greater than 80%	90%

Loans analyzed on a Group basis

Allowances for consumer loans

Consumers are assigned an allowance level on and based on credit risk profiles. These risk profiles utilize a more automated statistical model and consider multiple factors, including such borrower’s credit history, including any defaults on obligations to other creditors, demographic, income, the overdue periods on loans from us and other relevant factors. We differentiate between old and new clients when determining a client’s risk profile for consumer loans and those that have gone through some type of renegotiation in the past in the financial system. All loans are assigned a provision at the moment a loan is granted depending on the risk profile of the client consistent with the incurred losses of each profile.

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

The following table sets forth the required allowances for consumer loans for 2010 and 2011.

Allowances for residential mortgage loans

Prior to June 2011, residential mortgage loans were assigned an allowance level based on credit risk profiles which were determined utilizing a statistical model that considered a borrower’s credit history, including any defaults on obligations to other creditors, as well as the overdue periods on the loans borrowed from us. Once the rating of the client was determined, the allowance for a mortgage loan was calculated using a risk category, which was directly related to days overdue. The following table sets forth the allowance to loan ratios previously used by the Bank. The ratios represent the percentage of required allowance amount to the aggregate amount of the principal and accrued but unpaid interest on the loan.

Previous model Residential mortgage loans		Overdue days
		1-30	31-60	61-120	121-180	181-360	361- 720	>720
Mortgage	Profile 1	0.3%	0.5%	1.2%	2.4%	6.8%	14.1%	28.3%
	Profile 2	1.5%	1.6%	2.5%	4.4%	6.8%	14.1%	28.3%

As of June 2011, residential mortgage loans are assigned an allowance level based on credit risk profiles, which are determined utilizing a statistical model that considers: (i) a borrower’s credit history, (ii) if a client is a new client or an existing client, (iii) if the client is a Bank client or a Banefe client and (iv) if this client has been renegotiated in the system. The total impact of this change on loan loss reserves was Ch$16 billion or 0.3% of the Bank’s total residential mortgage loan portfolio.

As of June 2011, the model for determining provisions for residential mortgage loans is as follows. The ratios represent the percentage of required allowance amount to the aggregate amount of the principal and accrued but unpaid interest on the loan.

New model - Residential mortgage loans		Performing	Overdue days
			1-29	30-59	60-89	>90 days
Mortgage (Bank client)	New client	0.20%	2.7%	3.6%	4.63%	11.0%
	Existing client	0.29%	1.49%	2.97%	3.7%	11.0%
	Renegotiated client	1.75%	1.75%	1.75%	1.75%	11.0%
Mortgage (Banefe client)	New or existing client	0.35%	2.19%	3.64%	4.72%	11.0%
	Renegotiated client	1.75%	1.75%	1.75%	1.75%	11.0%

Small- and mid-sized commercial loans

Allowances based on group evaluations are permitted for a large number of borrowers whose individual loan amounts are relatively insignificant. These models are intended to be used primarily to analyze commercial loans to individuals and small companies. As of November 2011, the estimated incurred loss for all commercial loans that were analyzed on a group basis (the majority of SMEs and approximately 9% of the Bank’s loan book) is now obtained by multiplying all risk factors defined in the following equation:

EIL = EXP X PNP x SEV

EIL	= Estimated Incurred Loss
PNP	= Probability of Non-Performing
EXP	= Exposure
SEV	= Severity

EL = Estimated Incurred Loss. The estimated incurred loss is how much could be lost in the event a debtor does not perform the obligations under the loan.

EXP = Exposure. This corresponds to the value of commercial loans without discounting the value of guarantees or collateral.

SEV = Severity. This is the effective loss rate for debtors in the same segment, which is determined statistically based on the historical effective losses for us for each segment. The severity mainly depends on whether the client has a mortgage collateral and what stage of non-performing or collections the client is in.

PNP = Probability of Non-Performing. This variable, expressed as a percentage, indicates the probability that a debtor will default in the next period. In order to calculate this, the Bank sub-divided this portfolio in the following way:

For each of these categories, the Bank takes into account the client’s negative credit behavior in the system, positive credit information in the system, deposit relation with the Bank and the client’s sub-segment, which is in most cases a function of the size of the client or economic sector.

Additional reserves

Banks are permitted to establish allowances above the limits described above only to cover specific risks that have been authorized by their Board of Directors.  These reserves can only be revised after 12 months and with the approval of the Board of the Directors.

Analysis of Santander Chile’s Loan Classification

The following tables provide statistical data regarding the classification of our loans analyzed on an individual basis at December 31, 2011 and 2010, utilizing the new classification system introduced by the SBIF in 2011 that cannot be replicated for years previous to 2009.

	December 31,
	2011		2010
Category	Amount	Percentage	Amount	Percentage
	MCh$	%	MCh$	%

A1	109,771	0.63	15,531	0.10
A2	1,401,030	8.04	1,372,410	8.73
A3	2,371,890	13.60	1,965,638	12.50
A4	1,555,956	8.92	1,246,939	7.93
A5	510,164	2.93	481,883	3.06
A6	307,875	1.77	164,078	1.04
B1	136,783	0.78	86,100	0.55
B2	67,467	0.39	81,624	0.52
B3	45,330	0.26	100,301	0.64
B4	19,680	0.11	47,955	0.30
C1	28,888	0.17	20,300	0.13
C2	26,896	0.15	59,169	0.38
C3	47,494	0.27	56,430	0.36
C4	40,879	0.23	57,153	0.36
C5	36,163	0.21	47,900	0.30
C6	40,600	0.23	54,921	0.35
Totals	6,746,866	38.69	5,858,332	37.25

The following tables provide statistical data regarding the classification of our loans analyzed on a group basis at December 31, 2011 and 2010 in line with the improvements made to our models in 2010 and 2011.

	2011		2010
	Amount	Percentage	Amount	Percentage
	MCh$	%	MCh$	%
Commercial
Normal	2,212,368	12.69	2,072,341	13.18
Impaired	416,039	2.39	444,682	2.83
Subtotals	2,628,407	15.08	2,517,023	16.01
Mortgage
Normal	4,915,967	28.20	4,508,491	28.66
Impaired	199,696	1.15	142,646	0.91
Subtotals	5,115,663	29.35	4,651,137	29.57
Consumer
Normal	2,522,156	14.46	2,251,771	14.31
Impaired	421,690	2.42	449,019	2.86
Subtotals	2,943,846	16.88	2,700,790	17.17
Total	17,434,782	100.00	15,727,282	100.00

The following tables provide statistical data regarding the classification of our loans at December 31, 2009 and 2008.

	As of December 31, 2009
Category	Commercial Loans	Consumer Loans	Residential Mortgage Loans	Total Loans	Percentage Evaluated Loans
	(in millions of Ch$)
A	–	1,895,241	–	1,895,241	13.8%
A1	–	–	–	–	–
A2	3,187,959	–	3,808,195	6,996,154	50.9%
A3	2,998,956	–	223,928	3,222,884	23.5%
B	601,080	165,181	10,481	776,742	5.5%
B-	–	69,150	–	69,150	0.5%
C	–	74,735	3,636	78,371	0.6%
C1	224,732	–	18,101	242,833	1.8%
C2	97,885	–	8,640	106,525	0.8%
C3	60,679	–	2,012	62,691	0.4%
C4	56,985	–	27,294	84,279	0.6%
D	–	39,742	–	39,742	0.3%
D1	80,574	–	42,438	123,012	0.9%
D2	39,324	–	14,328	53,652	0.4%
Totals	7,348,174	2,244,049	4,159,053	13,751,276	100.0%

	As of December 31, 2008
Category	Commercial Loans	Consumer Loans	Residential Mortgage Loans	Total Loans	Percentage Evaluated Loans
	(in millions of Ch$)
A	–	1,811,060	3,562,617	5,373,677	36.7%
A1	–	–	–	–	–%
A2	6,463,445	–	–	6,463,445	44.0%
A3	1,351,054	–	–	1,351,054	9.2%
B	208,954	203,375	199,087	611,416	4.2%
B-	–	75,281	79,930	155,211	1.1%
C	–	94,507	64,972	159,479	1.1%
C1	220,434	–	–	220,434	1.5%
C2	26,738	–	–	26,738	0.2%
C3	34,296	–	–	34,296	0.2%
C4	36,100	–	–	36,100	0.2%
D	–	64,915	73,950	138,865	0.9%
D1	48,711	–	–	48,711	0.3%
D2	61,662	–	–	61,662	0.4%
Total loans	8,451,394	2,249,138	3,980,556	14,681,088	100.0%

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

Impaired loans as of December 31, 2008 include: (i) all non-performing loans, (ii) all renegotiated consumer loans, and (iii) all commercial loans that are at risk of default.  In 2009 and 2010, impaired loans include: (A) for loans whose allowance is determined on an individual basis, impaired loans include: (i) all loans to a debtor that are rated C1 through D2 and (ii) total loans to single debtors with a loan that is non-performing (B) for loans whose loan loss allowance is determined on a group basis, impaired loans include: (i) total loans to a debtor, when a loan to that debtor is non-performing or has been renegotiated, excluding performing residential mortgage loans and (ii) if the loan that is non-performing or renegotiated is a residential mortgage loan all loans to that debtor are considered impaired. In 2011, impaired loans include: (A) for loans whose allowance is determined on an individual basis, impaired loans include: (i) all loans to a debtor that are rated B3 and B4 and all deteriorated debtors and (ii) total loans to single debtors with a loan that is non-performing. (B) for loans whose loan loss allowance is determined on a group basis, impaired loans include: (i) total loans to a debtor, when a loan to that debtor is non-performing or has been renegotiated, excluding performing residential mortgage loans and (ii) if the loan that is non-performing or renegotiated is a residential mortgage loan all loans to that debtor are considered impaired. See Note 10 of the Audited Consolidated Financial Statements. Renegotiated loans, on which payments are not overdue, are not ordinarily classified as non-performing loans, but do not accrue interest.

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

The following table sets forth all of our past due loans, non-performing loans, and impaired loans as of December 30, 2011, 2010, 2009 and 2008. Amounts shown as past due include only installments that are past due and not the aggregate principal amount of such loans. Amounts shown as non-performing include the portion of the loan that is overdue for more than 90 days and includes the aggregate principal amount of such loans.

	As of December 31
	2011	2010	2009	2008
	(in millions of Ch$, except percentages)
Past due loans(1)	237,573	206,601	193,250	160,824
Non-performing loans(2)	511,357	416,739	409,067	383,458
Impaired loans (3)	1,323,355	1,480,476	1,485,737	870,259
Allowance for loan losses(4)	488,468	425,447	349,527	274,240
Total loans(5)	17,434,782	15,727,282	13,751,276	14,681,088
Past due loans expressed as a percentage of total loans	1.36%	1.31%	1.41%	1.10%
Allowance for loan losses / loans	2.80%	2.71%	2.54%	1.87%
Non-performing loans as a percentage of total loans	2.93%	2.65%	2.97%	2.61%
Loan loss allowance as a percentage of past due loans	205.61%	205.93%	180.87%	170.52%
Loan loss allowance as a percentage of non-performing loans	95.52%	102.09%	85.44%	71.52%

(1)	All installments and lines of credit more than 90 days overdue. Does not include the aggregate principal amount of such loans.

(2)	Non-performing loans include the principal and interest of any loan with one installment that is 90 days overdue, and do not accrue interest.

(3)
Impaired loans as of December 31, 2008 include: (i) all non-performing loans, (ii) all renegotiated consumer loans, and (iii) all commercial loans that are at risk of default. In 2009 and 2010, impaired loans include: (A) for loans whose allowance is determined on an individual basis, impaired loans include: (i) all loans to a debtor that are rated C1 through D2 and (ii) total loans to single debtors with a loan that is non-performing; and (B) for loans whose loan loss allowance is determined on a group basis, impaired loans include: (i) total loans to a debtor, when a loan to that debtor is non-performing or has been renegotiated, excluding performing residential mortgage loans and (ii) if the loan that is non-performing or renegotiated is a residential mortgage loan, all loans to that debtor are considered impaired. In 2011, impaired loans include: (A) for loans whose allowance is determined on an individual basis, impaired loans include: (i) all loans to a debtor that are rated B3 and B4 and all deteriorated debtors and (ii) total loans to single debtors with a loan that is non-performing; and (B) for loans whose loan loss allowance is determined on a group basis, impaired loans include: (i) total loans to a debtor, when a loan to that debtor is non-performing or has been renegotiated, excluding performing residential mortgage loans and (ii) if the loan that is non-performing or renegotiated is a residential mortgage loan, all loans to that debtor are considered impaired. See Note 10 of the Audited Consolidated Financial Statements. As a result, impaired loans in 2008 are not necessarily comparable to 2009, 2010 and 2011 impaired loans. The change in classification categories for loan analyzed on an individual basis in 2011 did not affect comparability with 2009 and 2010 impaired loan figures. Renegotiated loans, on which payments are not overdue, are not ordinarily classified as non-performing loans, but do not accrue interest.

(4)	Includes allowance for interbank loans.

(5)	Includes interbank loans.

We suspend the accrual of interest and readjustments on all overdue loans. Interest revenue and expense are recorded on an accrual basis using the effective interest method.  However, when a given operation or transaction is past due by 90 days or more, when a given operation originated from a refinancing, renegotiation or when the Bank believes that the debtor poses a high risk of default, the interest pertaining to these transactions are not recorded directly in the Consolidated Statement of Income unless they have been actually received. See Note 1h and Note 28 of the Audited Consolidated Financial Statements.  These interest and adjustments balances are generally referred to as “suspended” and are recorded in suspense accounts which are not part of the Consolidated Statements of Financial Position. Instead, they are reported as part of the complementary information thereto.  See Note 28 of the Audited Consolidated Financial Statements. This interest is recognized as income, when collected, as a reversal of the related impairment losses.

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

At the period end, the detail of income from suspended interest is as follows:

	Year ended December 31,
	2011	2010	2009	2008
Suspended interest	Ch$ million
Commercial loans	34,770	26,020	25,157	25,936
Mortgage loans	12,055	7,457	8,296	3,406
Consumer loans	21,131	16,780	32,117	25,706
Totals	67,956	50,257	65,570	55,048

Analysis of Impaired and Non-Performing Loans

The following table analyzes our impaired loans. Impaired loans include: (i) all loans to a single client that are evaluated on a group basis, including performing loans, that have a loan classified as non-performing, (ii) all renegotiated consumer loans and (iii) all commercial loans at risk of default. See Note 10(a) of the Audited Consolidated Financial Statements.

	As of
	December 31, 2011	December 31, 2010	December 31, 2009	December 31, 2008
	(Ch$ million)
Total loans	17,434,782	15,727,282	13,751,276	14,681,088
Allowance for loan losses	488,468	425,447	349,527	274,240
Impaired loans(1)	1,323,355	1,480,476	1,485,737	870,259
Impaired loans as a percentage of total loans	7.59%	9.41%	10.80%	5.93%
Amounts non-performing	511,357	416,739	409,067	400,942
To the extent secured	264,355	214,786	206,271	187,239
To the extent unsecured	247,002	201,953	202,796	213,703
Amounts non-performing as a percentage of total loans	2.93%	2.65%	2.97%	2.73%
To the extent secured(2)	1.52%	1.37%	1.50%	1.28%
To the extent unsecured	1.41%	1.28%	1.47%	1.45%
Loans loss allowances as a percentage of:
Total loans	2.80%	2.71%	2.54%	1.87%
Total amounts non-performing	95.52%	102.10%	85.40%	68.40%
Total amounts non-performing-unsecured	197.76%	210.67%	172.35%	128.33%

(1)
Impaired loans as of December 31, 2008 include: (i) all non-performing loans, (ii) all renegotiated consumer loans, and (iii) all commercial loans that are at risk of default. In 2009 and 2010, impaired loans include: (A) for loans whose allowance is determined on an individual basis, impaired loans include: (i) all loans to a debtor that are rated C1 through D2 and (ii) total loans to single debtors with a loan that is non-performing; and (B) for loans whose loan loss allowance is determined on a group basis, impaired loans include: (i) total loans to a debtor, when a loan to that debtor is non-performing or has been renegotiated, excluding performing residential mortgage loans and (ii) if the loan that is non-performing or renegotiated is a residential mortgage loan, all loans to that debtor are considered impaired. In 2011, impaired loans include: (A) for loans whose allowance is determined on an individual basis, impaired loans include: (i) all loans to a debtor that are rated B3 and B4 and all deteriorated debtors and (ii) total loans to single debtors with a loan that is non-performing; and (B) for loans whose loan loss allowance is determined on a group basis, impaired loans include: (i) total loans to a debtor, when a loan to that debtor is non-performing or has been renegotiated, excluding performing residential mortgage loans and (ii) if the loan that is non-performing or renegotiated is a residential mortgage loan, all loans to that debtor are considered impaired. See Note 10 of the Audited Consolidated Financial Statements. As a result, impaired loans in 2008 are not necessarily comparable to 2009, 2010 and 2011 impaired loans. The change in classification categories for loan analyzed on an individual basis in 2011 did not affect comparability with 2009 and 2010 impaired loan figures. Renegotiated loans, on which payments are not overdue, are not ordinarily classified as non-performing loans, but do not accrue interest.

(2)	Security generally consists of mortgages on real estate, pledges of marketable securities, letters of credit or cash.

A breakdown of the loans included in the previous table which have been classified as impaired are as follows:

Impaired loans	Commercial	Residential mortgage	Consumer	Total
As of December 31, 2011
Non-performing loans	251,881	152,911	106,565	511,357
Commercial loans at risk of default (1)	285,930	-	-	285,930
Other impaired loans consisting mainly of renegotiated loans (2)	164,158	46,785	315,125	526,068
Total	701,969	199,696	421,690	1,323,355

Impaired loans	Commercial	Residential mortgage	Consumer	Total
As of December 31, 2010
Non-performing loans	213,872	121,911	80,956	416,739
Commercial loans at risk of default (1)	444,129	—	—	444,129
Other impaired loans consisting mainly of renegotiated loans (2)	230,810	20,735	368,063	619,608
Total	888,811	142,646	449,019	1,480,476

Impaired loans	Commercial	Residential mortgage	Consumer	Total
As of December 31, 2009
Non-performing loans	195,163	130,119	83,785	409,067
Commercial loans at risk of default (1)	405,513	-	-	405,513
Other impaired loans consisting mainly of renegotiated loans (2)	273,662	2,029	395,466	671,157
Total	874,338	132,148	479,251	1,485,737

Impaired loans	Commercial	Residential mortgage	Consumer	Total
As of December 31, 2008
Non-performing loans	170,478	120,586	109,877	400,942
Commercial loans at risk of default (1)	217,041	-	-	217,041
Other impaired loans consisting mainly of renegotiated loans (2)	19,697	274	232,306	252,276
Total	407,216	120,860	342,183	870,259

(1)	Total loans to a debtor, whose allowance level is determined on an individual basis with a risk of defaulting.

(2)	Renegotiated loans for loans whose loan loss allowance is analyzed on a group basis.

We in certain instances renegotiate loans that have one or more installment that is non-performing. The type of concession we most often give when renegotiating a loan is a reduction in interest payment or a forgiveness of principal. The following table shows the success rate for renegotiated consumer and mortgage loans. The success rate for consumer loans is defined for each reported period as: (i) (the total amount of loans renegotiated in that period minus the amount of such renegotiated loans that are classified as non-performing loans as of December 31, 2011, minus the amount of such renegotiated loans that have been charged off as of December 31, 2011) divided by (ii) (the total amount of such renegotiated loans). The success rate for residential mortgage loans is defined for each reported period as: (i) (the total amount of loans renegotiated in that period minus the amount of such renegotiated loans that are classified as non-performing loans as of December 31, 2011 divided by (ii) (the total amount of such renegotiated loans). A charge-off of a residential mortgage loan is not generally included in measuring the success rate of mortgage renegotiations since the period to charge-off a mortgage loan is 48 months after an installment is overdue.

As of December 31, 2011 Period of renegotiation	Success rate Consumer Loans	Success rate Residential mortgage loans
1Q 2010	83.8%	89.4%
2Q 2010	73.0%	87.8%
3Q 2010	79.7%	n/d(1)
4Q 2010	100.0%	92.1%
1Q 2011	71.3%	100.0%

(1) No data available for 3Q 2010 as few mortgage loans were re-negotiated in that period.

As of December 31, 2011 Period of renegotiation	Success rate Consumer Loans	Success rate Residential mortgage loans
2Q 2011	73.7%	100.0%
3Q 2011	100.0%	100.0%
4Q 2011	100.0%	100.0%

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

	Year Ended December 31,
	2011	2010	2009	2008
	(in millions of Ch$, except percentages)
Loan loss allowances at beginning of the year	425,393	349,485	274,240	230,404
Release of allowances upon charge-offs (1)	(291,088)	(207,046)	(295,831)	(274,372)
Allowances established (2)	455,305	310,552	398,416	326,121
Allowances released (3)	(101,153)	(27,598)	(27,298)	(7,913)
Loan loss allowances at end of year (4)	488,457	425,393	349,527	274,240
Ratio of charge-offs to average loans	1.67%	1.30%	2.18%	2.12%
Loan loss allowances at end of period as a percentage of total loans	2.80%	2.71%	2.54%	1.87%

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

(3)
Represents the amount of loan loss allowances released during the year as a consequence of reduction in the level of risk existing in the loan portfolio, including as a result of improvement in the credit risk classification of borrowers, and the release of loan loss allowances as a consequence of the full charge-off of loans for which partial allowances were previously established.  See Note 10(d) of the Audited Consolidated Financial Statements.

(4)	Excludes interbank loans.

Based on available information regarding our borrowers, we believe that our loan loss allowances are sufficient to cover known potential losses and losses inherent in a loan portfolio of the size and nature of our loan portfolio.

Charge-offs by loan product	Year ended December 31,				% Change	% Change	% Change
	2011	2010	2009	2008	2011/2010	2010/2009	2009/2008
	(in millions of Ch$)
Consumer loans	(187,937)	(121,621)	(239,005)	(236,405)	54.5%	(49.1%)	1.1%
Residential mortgage loans	(12,776)	(14,549)	(8,708)	(5,032)	(12.2%)	67.1%	73.1%
Commercial loans	(90,375)	(70,876)	(48,118)	(32,935)	27.5%	47.3%	46.1%
Total charge-offs	(291,088)	(207,046)	(295,831)	(274,372)	40.6%	(30.0%)	7.8%

The following table shows recoveries by type of loan:

Recovery of loans previously charged-off	Year ended December 31,				% Change	% Change	% Change
	2011	2010	2009	2008	2011/2010	2010/2009	2009/2008
	(in millions of Ch$)
Consumer loans	12,474	22,096	28,268	26,718	(43.5%)	(21.8%)	5.8%
Residential mortgage loans	16,135	1,389	2,560	1,932	1061.6%	(45.7%)	32.5%
Commercial loans	7,216	6,994	8,446	9,244	3.2%	(17.2%)	(8.6%)
Total recoveries	35,825	30,479	39,274	37,894	17.5%	(22.4%)	3.6%

Based on information available regarding our borrowers, we believe that our loan loss allowances are sufficient to cover known potential losses and losses inherent in a loan portfolio of the size and nature of our loan portfolio.

Allocation of the Loan Loss Allowances

The following tables set forth, as of December 31 of each of the four years listed below, the proportions of our required minimum loan loss allowances that were attributable to our commercial, consumer and residential mortgage loans at each such date.

	As of December 31, 2011				As of December 31, 2010				As of December 31, 2009				As of December 31, 2008
	Total Allowance	Allowance amount as a percent-age of loans in category	Allowance amount as a percent-age of total loans	Allowance amount as a percent-age of total allocated allowances	Total Allowance	Allowance amount as a percent-age of loans in category	Allowance amount as a percent-age of total loans	Allowance amount as a percent-age of total allocated allowances	Total Allowance	Allowance amount as a percent-age of loans in category	Allowance amount as a percent-age of total loans	Allowance amount as a percent-age of total allocated allowances	Total Allowance	Allowance amount as a percent-age of loans in category	Allowance amount as a percent-age of total loans	Allowance amount as a percent-age of total allocated allowances
	Ch$ million				Ch$ million				Ch$ million				Ch$ million
Commercial loans
Commercial loans	161,289	2.4%	0.9%	33.0%	132,775	2.2%	0.8%	31.2%	124,275	2.3%	0.9%	35.6%	84,297	1.5%	0.6%	30.7%
Foreign trade loans	19,764	1.9%	0.1%	4.0%	18,888	2.4%	0.1%	4.4%	23,027	3.6%	0.2%	6.6%	12,588	0.9%	0.1%	4.6%
General purpose mortgage loans	3,384	2.6%	0.0%	0.7%	4,350	6.4%	0.0%	1.0%	3,570	3.8%	0.0%	1.0%	3,574	2.9%	0.0%	1.3%
Factoring transactions	1,861	1.0%	0.0%	0.4%	2,083	1.0%	0.0%	0.5%	2,386	1.8%	0.0%	0.7%	1,855	0.6%	0.0%	0.7%
Leasing transactions	19,266	1.6%	0.1%	3.9%	14,742	1.3%	0.1%	3.5%	7,839	0.8%	0.1%	2.2%	6,473	0.7%	0.0%	2.4%
Other Loans and accounts receivables from customers	4,238	5.0%	0.0%	0.9%	9,664	53.8%	0.1%	2.3%	5,342	48.7%	0.0%	1.5%	5,342	46.1%	0.0%	1.9%
Subtotals	209,802	2.3%	1.2%	42.9%	182,502	2.2%	1.2%	42.9%	166,439	2.3%	1.2%	47.6%	114,129	1.4%	0.8%	41.6%
Mortgage loans
Loans with letters of credit	707	0.6%	0.0%	0.1%	446	0.3%	0.0%	0.1%	576	0.3%	0.0%	0.2%	968	0.4%	0.0%	0.4%
Mortgage mutual loans	1,241	1.7%	0.0%	0.3%	11,319	6.1%	0.1%	2.7%	9,040	4.5%	0.1%	2.6%	4,400	2.2%	0.0%	1.6%
Other mortgage mutual loans	33,685	0.7%	0.2%	6.9%	5,567	0.1%	0.0%	1.3%	6,918	0.2%	0.1%	2.0%	7,262	0.2%	0.0%	2.6%
Subtotals	35,633	0.7%	0.2%	7.3%	17,332	0.4%	0.1%	4.1%	16,534	0.4%	0.1%	4.8%	12,630	0.3%	0.1%	4.6%
Consumer loans
Installment consumer loans	193,874	10.7%	1.1%	39.7%	176,219	11.0%	1.1%	41.4%	130,532	9.5%	0.9%	37.3%	106,313	7.9%	0.7%	38.8%
Credit card balances	43,922	4.8%	0.3%	9.0%	36,156	4.6%	0.2%	8.5%	24,433	4.2%	0.2%	7.0%	28,162	4.8%	0.2%	10.3%

	As of December 31, 2011				As of December 31, 2010				As of December 31, 2009				As of December 31, 2008
	Total Allowance	Allowance amount as a percent-age of loans in category	Allowance amount as a percent-age of total loans	Allowance amount as a percent-age of total allocated allowances	Total Allowance	Allowance amount as a percent-age of loans in category	Allowance amount as a percent-age of total loans	Allowance amount as a percent-age of total allocated allowances	Total Allowance	Allowance amount as a percent-age of loans in category	Allowance amount as a percent-age of total loans	Allowance amount as a percent-age of total allocated allowances	Total Allowance	Allowance amount as a percent-age of loans in category	Allowance amount as a percent-age of total loans	Allowance amount as a percent-age of total allocated allowances
	Ch$ million				Ch$ million				Ch$ million				Ch$ million
Consumer leasing contracts	109	2.9%	0.0%	0.0%	121	3.2%	0.0%	0.0%	9	0.2%	0.0%	0.0%	-
Other consumer loans	5,117	2.4%	0.0%	1.1%	13,063	4.4%	0.1%	3.1%	11,538	4.2%	0.1%	3.3%	12,971	4.1%	0.1%	4.7%
Subtotals	243,022	8.3%	1.4%	49.8%	225,559	8.4%	1.4%	53.0%	166,512	7.4%	1.2%	47.6%	147,446	6.6%	1.0%	53.8%
Totals loans to clients	488,457	2.8%	2.8%	100.0%	425,393	2.7%	2.7%	100.0%	349,485	2.5%	2.5%	100.0%	274,205	1.9%	1.9%	100.0%
Interbank	11	0.0%	0.0%	0.0%	54	0.1%	0.0%	0.0%	42	0.2%	0.0%	0.0%	35	0.0%	0.0%	0.0%
Totals	488,468	2.8%	2.8%	100.0%	425,447	2.7%	2.7%	100.0%	349,527	2.5%	2.5%	100.0%	274,240	1.9%	1.9%	100.0%

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

Our current directors are as follows:

Directors	Position	Committees	Term Expires
Mauricio Larraín Garcés	Chairman and Director	Asset and Liability Committee Executive Credit Committee Marketing and Communications Committee University Committee Strategy Committee Human Resources Committee	April 2014
Jesús Zabalza Lotina	First Vice Chairman and Director	Strategy Committee	April 2014
Oscar Von Chrismar Carvajal	Second Vice Chairman and Director
Asset and Liability Committee
Executive Credit Committee
Market Committee
Strategy Committee
Technology Committee
Marketing and Communications Committee
Clients and Service Quality Committee
Integral Risk Management and Internal Control Committee
Human Resources Committee
April 2014
Carlos Olivos Marchant	Director	Audit Committee	April 2014
Víctor Arbulú Crousillat	Director	Audit Committee	April 2014
Marco Colodro Hadjes	Director	Asset and Liability Committee Executive Credit Committee Market Committee Integral Risk Management and Internal Control Committee	April 2014
Lucía Santa Cruz Sutil	Director	University Committee Marketing and Communications Committee	April 2014
Roberto Méndez Torres	Director	Executive Credit Committee Marketing and Communications Committee University Committee Strategy Committee Clients and Service Quality Committee	April 2014

Directors	Position	Committees	Term Expires
Vittorio Corbo Lioi	Director	Asset and Liability Committee Market Committee	April 2014
Roberto Zahler Mayanz	Director	Asset and Liability Committee Market Committee	April 2014
Lisandro Serrano Spoerer	Director	Audit Committee Analysis and Resolution Committee	April 2014
Juan Manuel Hoyos Martínez de Irujo	Alternate Director	Strategy Committee	April 2014
Raimundo Monge Zegers	Alternate Director	Asset and Liability Committee Strategy Committee Transparency Committee	April 2014

Mauricio Larraín Garcés is our Chairman. He is a member of the Asset and Liability Committee, the Executive Credit Committee, the Marketing and Communications Committee, the Strategy Committee, the University Committee and the Human Resources Committee. He is also President of Santander Chile Holding S.A. and Universia Chile S.A. He is a Director of the Asociación de Bancos e Instituciones Financieras de Chile and the Santiago Stock Exchange. He is also a member of the Council of Paz Ciudadana and was a former President of ICARE. He is General Director of ESE Business School from Universidad de los Andes. Mr. Larraín began working at Santander-Chile in 1989. Previously, he was Intendente (Director) of the Superintendency of Banks, Manager of External Debt at the Banco Central de Chile and a Senior Finance Specialist at the World Bank in Washington. He holds degrees in Law from Universidad Católica de Chile and from Harvard University.

Jesús María Zabalza Lotina became a Director and Vice-Chairman of the Board on October 28, 2008. He currently is a Director of Grupo Santander’s Latin America Division and a Board member of Banco Santander Mexico. He is a member of the Strategy Committee. Mr. Jesús Zabalza is a patron of the Fundación Padre Garralda. Previously, Mr. Zabalza was Director of Retail Banking in Madrid of Banco BBVA. He was also on the Board of e-La Caixa, Telefónica Factoring S.A, Adeslas y Terra. Mr. Zabalza holds a degree in Industrial Engineering from the University of Bilbao.

Oscar von Chrismar Carvajal became Executive Vice-Chairman of the Board on January 1, 2010 after having served as the chief executive officer of Santander-Chile since August 2003. Mr. Von Chrismar is a member of the Asset and Liability Committee, Executive Credit Committee, Market Committee, Strategy Committee, Technology Committee, Marketing and Communications Committee, Clients and Service Quality Committee, Integral Risk Management and Internal Control Committee and the Human Resources Committee.  Prior to assuming the chief executive officer post, he was the Manager of Global Banking. Prior to the merger, he was the former chief executive officer of Old Santander-Chile since September 1997, after being General Manager of Banco Santander-Peru since September 1995. Mr. von Chrismar is also a board member of Banco Santander Argentina, Banco Santander Peru and Banco Santander Colombia. He is also the Alternate Director of Universia Chile S.A. Prior to that, Mr. von Chrismar was the manager of the Finance Division of Santander-Chile, a position that he had held since joining Santander-Chile in 1990. Mr. von Chrismar holds an Engineering degree from the Universidad de Santiago de Chile.

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

Marco Colodro Hadjes became a Director on April 19, 2005. Mr. Colodro is a member of the Asset and Liability Committee, Executive Credit Committee, Market Committee, and the Integral Risk Management and Internal Control Committee. Mr. Colodro was President of the Board of Telefónica Chile and a Director of Codelco. He is a former chairman of TVN (national television network) and former vice chairman of Banco del Estado (state bank). He was also owner of Agencia de Valores Alfa S.A. Prior to that, he was Foreign Trade Director at the Central Bank of Chile. Mr. Colodro holds a degree in Economics from the Universidad de Chile, and has done post-graduate studies at the University of Paris.

Lucía Santa Cruz Sutil became a Director on August 19, 2003. Ms. Santa Cruz was a member of our Audit Committee until May 2010. She is a member of the University Committee and the Marketing and Communications Committee. Ms. Santa Cruz holds a degree in History and a Masters Degree in Philosophy from Oxford University. She is the Dean of the College of Liberal Arts of the Universidad Adolfo Ibañez. Ms. Santa Cruz is also a Director of Universia Chile S.A. She is also on the Board of Compañía de Seguros Generales y de Vida La Chilena Consolidada and Fundación Minera Escondida. She is also on the Advisory Board of Nestle Chile and the Fundación Educacional Santa Teresa de Avila. She is also a member of the Self-Regulation Committee for Insurance Companies in Chile.

Roberto Méndez Torres is a former member of the Board of Old Santander-Chile, to which he was appointed in 1996. He is a member of the Executive Credit Committee, the Marketing and Communication Committee, the Strategy Committee, the University Committee and the Clients and Service Quality Committee. He is a professor of Economics at Universidad Católica de Chile. He has been Advisor to Grupo Santander-Chile since 1989. Mr. Méndez is President and Director of Adimark Chile Gfk and on the Board of the Chilean and German Chamber of Commerce. He is also Vice-Chairman of Universia S.A. He graduated with a degree in Business from Universidad Católica de Chile, and holds an MBA and a Ph.D. from the Graduate School of Business at Stanford University.

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

Lisandro Serrano Spoerer was elected to the Board in January 2011. He is a member of the Audit Committee and the Analysis and Resolution Committee. He is currently Dean of the Universidad Gabriel Mistral. He is also a member of the Self-Regulation Committee of the Santiago Stock Exchange and a board member of various. Previously, he worked at PricewaterhouseCoopers from 1977 to 2003 where he was a partner in the tax division and later a Principal partner. He was also member of the board of the Hong Kong & Shanghai Bank branch in Chile. Mr. Serrano holds a degree in law and an MBA from the Ponitificia Universidad Católica de Chile.

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

Raimundo Monge Zegers became an Alternate Director on April 29, 2003.  He is currently a member of the Strategy Committee, the Asset and Liability Committee and the Transparency Committee. He is Corporate Director of Strategic and Financial Planning for Grupo Santander-Chile and is CEO of Santander-Chile Holding S.A. and Santander Inversiones Ltda. He is also President of Santander S.A. Sociedad Securitizadora and Santander Factoring S.A. He is a Director of Aurum S.A., Santander Asset Management Chile S.A. and Bansa Santander S.A. Mr. Monge has a degree in business from the Universidad Católica de Chile and an MBA from the University of California, Los Angeles.

Senior Management

Our senior managers are as follows:

Senior Manager	Position	Date Appointed
Claudio Melandri	Chief Executive Officer	January 1, 2010
Miguel Mata	Chief Financial Officer	November 1, 2011
Gabriel Montoya	Corporate Financial Controller	April 1, 2009
José Manuel Manzano	Chief Risk Officer	March 1, 2012
Javier Montero	Corporate Director of Internal Audit	May 1, 2010
Fred Meller	Global Banking and Markets	January 1, 2011
Fernando Cloppet	Manager Commercial Banking	March 1, 2012
Francisco Murillo	Manager Human Resources & Administration	March 1, 2012
Felipe Contreras	Chief Accounting Officer	October 1, 2008
Pablo Correa	Manager Corporate Communications	March 1, 2012
Juan Fernández	Manager Clients and Service Quality	June 1, 2011
Luis Camarena	Manager Credit Risk	March 1, 2012
Juan Pedro Santa María	General Counsel	July 30, 2009

Claudio Melandri became the Chief Executive Officer of Santander-Chile in January 2010 after being our Retail Banking Manager since February 21, 2008. He started his career at Santander-Chile in 1990 becoming a regional branch manager and manager of Santander-Chile’s branch network. He was also a Vice-President at Banco Santander Venezuela from 2005 to 2007. In 2007, he was appointed Corporate Director of Human Resources of Banco Santander-Chile. He is also on the Board of Santander Seguros de Vida S.A., Santander Asset Management S.A. Administradora General de Fondos and Santander Seguros Generales S.A. Mr. Melandri has a Business Degree from the Universidad Tecnológica Metropolitana in Chile.

Miguel Mata became CFO for Santander-Chile on November 2011. Prior to that he served in several staff positions related to Business Strategy. Mr. Mata joined Santander-Chile in 2002 when Santander-Chile merged with Banco Santiago. Previously he was Financial Controller for Banco Santiago. He has been working in the banks industry since 1990, when he joined Banco O’Higgins, one of the predecessors of Banco Santiago. Mr. Mata holds a degree in Engineering from Universidad Católica de Chile.

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

José Manuel Manzano became Chief Risk Office in March 2012. Prior to that he was Corporate Director of Risk since July 2007, and Corporate Director of Human Resources for Santander-Chile since October 31, 2002. Previously, he served as Manager of Human Resources for Old Santander-Chile since 1999. He was also General Manager of Santander Fund Management and Managing Director of Bancassurance. He is also a Director of Santander Chile Holding. Mr. Manzano holds an MBA and a degree in Business from Universidad Católica de Chile.

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

Fernando Copplet became Manager of Commercial Banking in March 2012. Prior to that he wasDirector of Retail Banking Development for Latam America in Grupo Santander. Previous to that he was Corporate Director of Commercial Banking at Santander Puerto Rico and Manager of the Branch network of Santander Rio in Argentina. He joined Banco Rio in 1987. Mr. Cloppet holds a degree in Foreign Trade from FAEC-UCES institute in Argentina.

Francisco Murillo was appointed Manager of Human Resources and Administration on March 1, 2012. Prior to that he was Manager of Retail Banking of Santander-Chile since May 1, 2010. Mr. Murillo has worked in Grupo Santander Chile since 1993. Previously he served as Corporate Director of Human Resources, Corporate Director of Santander Asset Management and President of Bansander AFP. He was also the former CEO and Chief Investment Officer of Bansander AFP. Mr. Murillo is President of Santander Asset Management S.A. Administradora General de Fondos, President of Santander Asset Management Chile S.A., Director of Aurum S.A., Director of Santander Chile Holding, Director of Santander Factoring and CEO of Aurum S.A. Mr. Murillo has a Business Degree from the Universidad Adolfo Ibañez.

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

Pablo Correa became Manager of Corporate Communications and Public Policy in March 2012. Prior to that he was Capital Markets Coordinator in the Ministry of Finance. Prior to that he was Chief Economist of Santander Chile from 2006 until 2010 and an advisor to the Minister of Finance and the IBD from 2005 to 2006. Mr Correa has an economics Degree from Universidad Católica de Chile and a Masters degree from the Harvard Kennedy School of Government.

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

Luis Camarena became Manager of Credit Risk in March 2012. Previously he was Vicepresident of Risk at Banco Santander Colombia since January 2011. Prior to that, he served as Executive Director of Risk of Wholesale

Banking and Executive Director of Wholesale Banking at Banco Santander México since 2002. He has also worked at Banca Serfin in México, where he served at different positions since 1988. Mr. Camarena holds a degree in Business Administration from the Universidad Iberoamericana de México.

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

B.    Compensation

For the year ended December 31, 2011, the aggregate amount of compensation paid by us to all of our directors was Ch$1,002 million in monthly stipends. For the year ended December 31, 2011, the aggregate amount of compensation paid by us to all of our executive officers and our management members was Ch$33,082 million (US$63.6 million). At our annual shareholder meeting held on April 24, 2012, shareholders approved a monthly stipend per director of UF 230 (US$9,833), UF 460 (US$19,666) for the Chairman of the Board and UF 345 (US$14,750) for the Vice-Chairman of the Board.This amount will be increased by UF 30 per month (US$1,283) if a Board member is named to one or more committees of the Board. The additional amount will be UF 60 (US$2,565) for the President of a committee and UF 45 (US$1,924) for the Vice-President of a committee. Shareholders also approved the Audit Committee 2012 remuneration for its members. The remuneration is a 33% additional compensation over the monthly stipend received by a regular board member, or UF 77 (US$3,292), totaling a monthly stipend of UF 307 (US$13,125). This remuneration is in line with the new Chilean corporate governance law. In addition, we pay certain directors professional service fees for the consulting services that they rendered to us in their fields of expertise. For the year ended December 31, 2011, payments to our directors for consulting fees totaled Ch$309 million (US$0.59 million).

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

This plan involves cycles of shares given to the beneficiaries. Each cycle has a three-year length, so a cycle will begin every year and, from 2007 onward, another cycle will simultaneously terminate. The objective is to establish an adequate sequence between the end of the incentive program linked to the previous plan (PI06) and the successive cycles of this plan. Accordingly, the first two cycles began in July 2007, the first cycle had a two-year length (PI09), and the second cycle has a standard three-year length (PI10). In June 2009 and 2010 the third-cycle (PI11) and fourth-cycle (PI12) incentive plans were approved by the Parent Company. These new plans consist of three-year cycles and are linked to the fulfillment of the predetermined objectives. In 2010, the beginning of the fifth cycle was approved (PI13). In 2011 the beginning of the sixth cycle was approved (PI14). This new cycle has a standard term of three years and began to impact on the Consolidated Statements of Income in 2011.

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

The achievement of objectives chart for the I09, I10, and I11 plans is as follows:

Santander’s position in the TSR Ranking	Maximum percentage of shares earned	Santander’s position in the EPS growth ranking	Maximum percentage of shares earned

1st to 6th	50%	1st to 6th	50%
7°	43%	7°	43%
8°	36%	8°	36%
9°	29%	9°	29%
10°	22%	10°	22%
11°	15%	11°	15%
12th and above	0%	12th and above	0%

For the I12 and I13 plans only TSR is measured:

Santander’s position in the TSR Ranking	Maximum percentage of shares earned

1st to 5th	100%
6°	82.5%
7°	65.0%
8°	47.5%
9°	30.0%
10th and above	0.0%

For the I14 plan only TSR is measured:

Santander’s position in the TSR Ranking	Maximum percentage of shares earned

1st to 5th	100.0%
6°	86.05%
7°	72.0%
8°	58.0%
9°	44.0%
10°	30.0%
11th to 17th	0.0%

If Banco Santander, S.A. is within the first quartile (including the 25th percentile) for each of the measures considered (TSR and EPS growth), the maximum percentage of shares will be earned; if it is at the median (including the 50th percentile), 30% of the maximum percentage of shares will be earned. If it is below the median, all the share distributions will be voided.

As of December 31, 2011 the aforementioned objectives were achieved in their entirety, so the Bank recorded a cost for the period of Ch$ 2,261 million, which corresponds to the fair value of Plan I10 (which ended on June 30, 2011), Plan I11, Plan I12, Plan I13, and Plan I14 for the shares granted; this sum was charged to income in the specific period in which the beneficiaries provided their services to Banco Santander Chile. This program had no diluting effects on the non - controlling interests. This fair value was calculated as described below:

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

	PI10	PI11	PI12	PI13	PI14
Expected volatility (*)	15.67%	19.31%	42.36%	49.65%	51.35%
Historical annual dividend return	3.24%	3.47%	4.88%	6.34%	6.06%
Risk-free interest rate	4.49%	4.83%	2.04%	3.33%	4.07%

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

Below is a table which provides a detail of the foregoing:

	Number of shares	Exercise price €	Group of employees	Number of individuals	Date of commencement of the exercise	Date of termination of exercise period

Plans in force on December 31, 2009	3,082,145			1.205
Options granted (Plan I10)	1,519,169	-	Managers	477	07/01/2007	06/30/2010
Options granted (Plan I10)	70,000	-	Other non-managerial positions	67	07/01/2007	06/30/2010
Options granted (Plan I11)	1,057,204	-	Managers	322	07/01/2008	06/30/2011
Options granted (Plan I11)	71,042	-	Other non-managerial positions	106	07/01/2008	06/30/2011
Options granted (Plan I12)	327,882	-	Managers	157	07/01/2009	06/30/2012
Options granted (Plan I12)	36,848	-	Other non-managerial positions	76	07/01/2009	06/30/2012

Plans in force on December 31, 2010	3,066,095
Options granted (Plan I10)	237,976	-	Managers	162	07/01/2007	06/30/2010
Options granted (Plan I10)	9,070	-	Other non-managerial positions	19	07/01/2007	06/30/2010
Options granted (Plan I11)	557,772	-	Managers	167	07/01/2008	06/30/2011
Options granted (Plan I11)	31,171	-	Other non-managerial positions	47	07/01/2008	06/30/2011

	Number of shares	Exercise price €	Group of employees	Number of individuals	Date of commencement of the exercise	Date of termination of exercise period

Options granted (Plan I12)	564,339	-	Managers	170	07/01/2009	06/30/2012
Options granted (Plan I12)	43,787	-	Other non-managerial positions	63	07/01/2009	06/30/2012
Options granted (Plan I13)	310,902	-	Managers	166	07/01/2010	06/30/2013
Options granted (Plan I13)	65,148	-	Other non-managerial positions	68	07/01/2010	06/30/2013
Options granted (Plan I10) exercised	(1,757,145)	-	Managers	162
Options granted (Plan I10) exercised	(79,070)	-	Other non-managerial positions	19

Plans in force on December 31, 2011	3,102,503
Options granted (Plan I11)	315,716	-	Managers	174	07/01/2008	06/30/2011
Options granted (Plan I11)	16,868	-	Other non-managerial positions	47	07/01/2008	06/30/2011
Options granted (Plan I12)	591,686	-	Managers	157	07/01/2009	06/30/2012
Options granted (Plan I12)	79,631	-	Other non-managerial positions	77	07/01/2009	06/30/2012
Options granted (Plan I13)	650,474	-	Managers	166	07/01/2010	06/30/2013
Options granted (Plan I13)	136,303	-	Other non-managerial positions	68	07/01/2010	06/30/2013
Options granted (Plan I14)	295,503	-	Not distributed		07/01/2011	06/30/2014
Options granted (Plan I11)	(1,930,691)	-	Other non-managerial positions	174
Options granted (Plan I11)	(119,082)	-	Managers	47

Plan I12	1,644,173
Plan I13	1,162,827
Plan I14	295,503

Pension Plans

During the second half of 2009, the Bank granted an additional benefit to its principal executives, consisting of a pension plan whose purpose is to endow them with funds for a better supplementary pension upon their retirement. For this purpose, the Bank will match the voluntary contributions made by the beneficiaries for their future pensions with an equivalent contribution. While for the beneficiary there is no limit on the voluntary contributions, the limit on the Bank’s matching contribution is equal to 6% of the total gross base salary minus 1.02 times the maximum amount a beneficiary is legally allowed to contribute to their pension plan. The Bank may increase or decrease this cap for each beneficiary depending on the evolution of their professional careers. The executives will be entitled to receive this benefit only when they fulfill all of the following conditions:

•	Aimed at Group management

•	The general requisite to apply for this benefit is that the employee must be working at the Bank at age 60.

•	The Santander Group will take on insurance (pension fund) on the employee’s behalf for which it will pay a premium contribution periodically.

•	The Santander Group will be responsible for granting the benefits directly.

If the working relationship between the manager and the respective company ends, before the designated beneficiaries fulfills the abovementioned requirements, the beneficiaries will have no rights under this benefit plan. In the event of the executive’s death or total or partial disability, the designated beneficiaries will be entitled to receive this benefit. The Bank will make the contributions to this benefit plan on the basis of mixed collective insurance policies whose beneficiary is the Bank. The life insurance company with whom such policies are executed is not an entity linked or related to the Bank or any other Santander Group company.

During the second half of 2009, the Bank made a contribution of Ch$4,726 million, and a contribution of Ch$267 million in 2010. The rights owned by the Bank for the Plan at the end of the 2010 period total Ch$5,170 million. The rights owned by the Bank for the Plan at the end of the 2011 period totaled Ch$5,508 million.

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

2. Updated actuarial assumptions:
Actuarial assumptions with respect to demographic and financial variables are non-biased and mutually compatible with each other.  The most significant actuarial assumptions considered in the calculations were:

	Post–employment plans	Post–employment plans
	2011	2010

Mortality table	RV-2004	RV-2004
Disability table	PDT 1985	PDT 1985
Turnover rates	5.0%	5.0%

Assets related to the pension fund contributed by the Bank into the insurance company with respect to defined benefit plans are presented as net of associated commitments.  The period’s activity for post-employment benefits is as follows:

	2011	2010
	MCh$	MCh$
Plan assets	5,508	5,170
Commitments for defined-benefit plans
for active personnel	(2,160)	(953)
Incurred by inactive personnel	-	-
Minus:
Unrealized actuarial (gain) losses	-	-
Balances at the period end	3,348	4,217

The period’s flow for post-employment benefits is as follows:

	2011	2010
	MCh$	MCh$

a ) Fair value of plan assets
Balance at beginning of period	5,170	4,925
Expected return of insurance contracts	403	202
Employer contributions	(65)	43
Actuarial (gain) losses	-	-
Premiums paid	-	-
Benefits paid	-	-
Fair value of plan assets at end of period	5,508	5,170
b ) Present value of obligations
Present value of obligations at beginning of the period	(953)	-
Net incorporation of Group companies	-	-
Service cost	(1,207)	(941)

Interest cost	-	-
Curtailment/settlement effect	-	-
Benefits paid	-	-
Past service cost	-	-
Actuarial (gain) losses	-	(12)
Other	-	-
Present value of obligations at end of the period	(2,160)	(953)
Net balance at the period end	3,348	4,217

Expected rate of return on plan assets and reimbursement rights:

	2011	2010

Expected rate of return on plan’s assets	UF + 2.50% annual	UF + 2.50% annual
Expected rate of return on reimbursement rights	UF + 2.50% annual	UF + 2.50% annual

Plan expenses:
	2011	2010
	MCh$	MCh$

Current period service cost	1,207	941
Interest cost	-	-
Expected return on plan assets	(403)	(202)
Expected return on insurance contracts linked to the Plan:	-
Extraordinary allocations	-	-
Actuarial (gains)/losses recorded in the period	-	12
Past service cost	-	-
Other	-	-
Totals	804	751

C.    Board Practices

Audit Committee

Board member	Position in Committee
Carlos Olivos	Chairman
Víctor Arbulú Crousillat	First Vice Chairman and Financial Expert
Lisandro Serrano	Second Vice Chairman

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

This committee is also responsible for:

•	Presenting to the Board of Directors a list of candidates for the selection of an external auditor.

•	Presenting to the board of directors a list of candidates for the selection of rating agencies.

•	Overseeing and analyzing the results of the external audit and the internal reviews.

•	Coordinating the activities of internal auditing with the external auditors’ review.

•	Analyzing the interim and year-end financial statements and reporting the results to the Board of Directors.

•	Analyzing the external auditors’ reports and their content, procedures and scope.

•	Analyzing the rating agencies’ reports and their content, procedures and scope.

•	Obtaining information regarding the effectiveness and reliability of the internal control systems and procedures.

•	Analyzing the information systems performance, and its sufficiency, reliability and use in connection with decision-making processes.

•	Obtaining information regarding compliance with the company’s policies regarding the due observance of laws, regulations and internal rules to which the company is subject.

•	Investigating suspicious and fraudulent activities (including conflicts).

•	Analyzing the reports of the inspection visits, instructions and presentations of the Superintendency of Banks.

•	Obtaining information, analyzing and verifying the company’s compliance with the annual audit program prepared by the internal audit department.

•	Informing the Board of Directors of accounting changes and their effects.

Examining on an annual basis the compensation plans of high level executives and managers.

Asset and Liability Committee

Board member	Position in Committee
Mauricio Larraín	Chairman
Oscar von Chrismar	Vice-Chairman
Vittorio Corbo	Second Vice-Chairman
Marco Colodro	Member
Roberto Zahler	Member
Raimundo Monge	Member

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

The Asset and Liabilities Management Committee includes the Chairman of the Board and five additional members of the Board, the Chief Executive Officer, the Corporate Financial Controller, the Manager of the Financial Management Division, the Manager of Market Risk, the Manager of the Treasury Division, and other senior members of management. Senior members of Santander-Chile’s Finance Division have a formal meeting each month with the Asset and Liabilities Management Committee and outside consultants.

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

The Market Committee includes the Vice-Chairman of the Board, three additional members of the Board, the Chief Executive Officer, the Manager of Global Banking and Markets, the Manager of the Treasury Division, the Manager of Proprietary Trading, the Manager of the Financial Management Division, the Manager of Market Risk, the Financial Controller and other senior members of management.

Integral Risk Management and Internal Control Committee

Board member	Position in Committee
Oscar von Chrismar	Chairman
Marco Colodro	Member

The Integral Risk Management and Internal Control Committee is responsible for revising and following all risks that may affect us, including reputation risk. This Committee includes two Board members.

Executive Credit Committee

Board member	Position in Committee
Mauricio Larraín	Chairman
Oscar von Chrismar	Vice-Chairman
Marco Colodro	Second Vice-Chairman
Roberto Méndez	Member

The Executive Credit Committee is comprised of the Chairman of the Board, three additional Board members, the General Counsel, the CEO, the Manager of Commercial Banking, the Manager of Credit Risk, the Manager of Corporate Banking, the Manager of Middle Market and two senior members of the Credit Risk department that present the loans being reviewed for approval. This committee confirms the loan positions reviewed by the Senior Loan Committee, with approval rights up to the maximum exposure permitted by the General Banking Law.

Marketing and Communications Committee

Board member	Position in Committee
Mauricio Larraín	Chairman
Roberto Méndez	Vice-Chairman
Lucía Santa Cruz	Second Vice-Chairman
Oscar Von-Chrismar	Member

The Marketing and Communications Committee is comprised of the Chairman of the Board and three additional Board members, the CEO, the Manager of Retail Banking, the Manager of Human Resources, the Manager of Corporate Communications, the Manager of Marketing and other senior managers. This committee reviews and confirms all matters related to products, corporate image and communications.

University Committee

Board member	Position in Committee
Mauricio Larraín	Chairman
Roberto Méndez	Vice-Chairman
Lucía Santa Cruz	Second Vice-Chairman

The University Committee reviews our support for higher education and integrates this with the growth of the Institutional business segment and retail banking for college graduates.

Strategy Committee

Board member	Position in Committee
Mauricio Larraín	Chairman
Oscar von Chrismar	Vice Chairman
Jesús Zabalza	Member
Juan Manuel Hoyos	Member
Roberto Méndez	Member
Raimundo Monge	Member

The Strategy Committee is in charge of our strategic planning process and follow-up.

D.    Employees

As of December 31, 2011, on a consolidated basis we had 11,566 employees, 8,772 of whom were bank employees, 375 of whom were employees of our subsidiaries and 2,419 were employees of Special Purpose Entities.  We have traditionally enjoyed good relations with our employees and their unions. Of the total headcount of us and our subsidiaries, 7,538 or 65.2% were unionized. In May 2010, a new collective bargaining agreement was signed, which went into effect on January 1, 2011 and that will expire on December 31, 2014, but this may be negotiated ahead of schedule with the consent of management and the union. We generally apply the terms of our collective bargaining agreement to unionized and non-unionized employees. The following chart summarizes the number of employees employed by the bank.

Employees	As of December 31, 2011
Executives	677
Professionals	4,947
Administrative	5,942
Total	11,566

E.     Share Ownership

No director or executive officer owns more than 1% of the shares of Santander-Chile. As of December 31, 2011, the following directors and executives held shares in Santander-Chile:

Directors	Shares
Mauricio Larraín Garcés	568
Carlos Olivos Marchant	1,237,410
Senior Managers
Juan Fernández	35,536

Santander-Chile currently does not have any arrangements for involving employees in its capital and there is no systematic arrangement for grant of options or shares or securities of Banco Santander-Chile to them.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major Shareholders

Banco Santander Spain controls Santander-Chile through its holdings in Teatinos Siglo XXI Inversiones Ltda. and Santander-Chile Holding, which are controlled subsidiaries. In February 2011, Banco Santander Spain sold 1.91% of its ownership of us through Teatinos Siglo XXI Inversiones Ltda in the market. In December 2011, Banco Santander Spain sold 7.82% of its ownership of us through Teatinos Siglo XXI Inversiones Ltda in the market. This gives Banco Santander Spain control over 67.2% of our shares and actual participation when excluding non-controlling shareholders that participate in Santander Chile Holding is 67.78%.

Shareholder	Number of Shares	Percentage
Santander Chile Holding	66,822,519,695	35.46%
Teatinos Siglo XXI Inversiones Ltda.	59,770,481,573	31.72%

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

The number of outstanding shares of Santander-Chile (of which there is only one class, being ordinary shares) at December 31, 2011, was 188,446,126,794 shares, without par value. Santander-Chile’s shares are listed for trading on the Chilean Stock Exchanges and on the NYSE in connection with the registration of ADRs. The market capitalization of Santander-Chile at the same date on the Chilean stock exchange was Ch$7,047,885 million and US$13,730 million on the NYSE. At December 31, 2011, Santander-Chile had 12,376 holders registered in Chile, including JP Morgan as Depositary (the “Depositary”) of Santander-Chile’s American Depositary Share Program. As of December 31, 2011, there were a total of 30 ADR holders on record. Since some of these ADRs are held by nominees, the number of record holders may not be representative of the number of beneficial holders.

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

The table below shows loans and receivables and contingent loans with related parties. For more information, see “Note 37—Transactions with Related Parties” in our Audited Consolidated Financial Statements appearing elsewhere in this Annual Report:

	As of December 31,
	2011				2010				2009
	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Loans and accounts receivables
Commercial loans	39,708	663	2,234	62,512	36,966	670	2,478	14,015	11,331	914	2,840	108,372
Mortgage loans	-	-	15,657	-	-	-	15,157	-	-	-	12,754	-
Consumer loans	-	-	1,808	-	-	-	2,182	-	-	-	1,744	-
Loans and accounts receivables	39,708	663	19,699	62,512	36,966	670	19,817	14,015	11,331	914	17,338	108,372

Provision for loan losses	(54)	(1)	(39)	(23)	(112)	(1)	(87)	(14)	(13)	(1)	(11)	(298)
Net loans	39,654	662	19,660	62,489	36,854	669	19,730	14,001	11,318	913	17,327	108,074

Guarantees	25,311	-	18,244	1,241	7,641	-	18,649	1,359	4,552	-	45,550	596

Contingent loans
Personal guarantees	-	-	-	-	-	-	-	-	-	-	15,900	-
Letters of credit	187	-	-	-	2,964	-	-	-	1,868	-	-	-
Guarantees	12,778	-	-	569	12,307	-	-	84	134,644	-	-	259
Contingent loans	12,965	-	-	569	15,271	-	-	84	136,512	-	15,900	259

Provisions for contingent loans	(63)	-	-	(1)	(1)	-	-	-	(21)	-	-	-

Net contingent loans	12,902	-	-	568	15,270	-	-	84	136,491	-	15,900	259

The largest related party loan was rendered by the Bank to Santander Investment Chile Ltda. for Ch$16,760 million (US$32 million). The loan is in Chilean nominal pesos at a rate of 0.57% per month and was due in January 2012.

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

The largest related party loan was rendered by the Bank to Santander Investment Chile Ltda. for Ch$16,760 million (US$32 million). The loan is in Chilean nominal pesos at a rate of 0.57% per month and was due in January 2012.

The table below shows assets and liabilities with related parties:

	As of December 31,
	2011				2010				2009
	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Assets
Cash and deposits in banks	178,567	-	-	-	34,104	-	-	-	-	-	-	-
Trading investments	-	-	-	-	-	-	-	-	-	-	-	-
Investments under resale agreements	-	-	-	-	-	-	-	-	-	-	-	-
Financial derivative contracts	506,880	-	-	-	541,737	-	-	-	405,411	-	-	-
Available for sale investments	-	-	-	-	-	-	-	-	-	-	-	-
Other assets	4,617	-	-	-	22,072	-	-	-	117,060	-	-	-

Liabilities
Deposits and other demand liabilities	5,057	4,009	1,425	16,782	9,905	6,014	1,311	4,128	1,503	6,238	502	925
Investments under repurchase agreements	137,191	-	-	-	47,636	-	-	-	-	-	-	-
Time deposits and other time liabilities	248,206	368	3,627	41,732	320,622	-	1,657	48,749	411,295	-	1,126	21,652
Financial derivative contracts	396,538	-	-	-	317,601	-	-	-	245,574	-	-	-
Issued debt instruments	1,683	-	-	-	9,392	-	-	-	89,258	-	-	-
Other financial liabilities	58,848	-	-	-	153,913	-	-	-	55,156	-	-	-
Other liabilities	1,339	-	-	-	2,782	-	-	-	310	-	-	-

Other transactions with related parties

During the years ended December 31, 2011, 2010 and 2009, the Bank had the following significant income (expenses) from services provided to (by) related parties:

	As of December 31,
	2011				2010				2009
	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated Companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Income (expense) recorded
Income and expenses from interests and readjustments	(17,892)	54	1,289	(3,683)	(10,093)	55	1,279	7	(23,344)	42	308	(769)
Income and expenses from fees and services	387	38	110	196	70,359	48	102	93	56,822	71	79	50
Net income from financial and foreign exchange operations(*)	(38,744)	-	(5)	(392)	86,457	-	(4)	4,098	129,046	-	2	(13,634)
Other operating revenues and expenses	519	-	-	-	(4,866)	-	-	-	(4,294)	-	-	-
Key personnel compensation and expenses	-	-	(33,082)	-	-	-	(29,879)	-	-	-	(28,663))	-
Administrative and other expenses	(13,303)	(25,509)	-	-	(20,738)	(21,777)	-	-	(13,107)	(16,666))	-	-

Totals	(69,033)	(25,417)	(31,688)	(3,879)	121,119	(21,674)	(28,502)	4,198	145,123	(16,553)	(28,274)	(14,353)

* Reflects derivative contracts that hedge Group positions in Chile.

Only transactions with related parties equal to or greater than UF 5,000 are included individually in the table above. Transactions with related parties between UF 1,000 and up to UF 5,000 are included in other transactions with related parties. All transactions were conducted at arm’s length.

C.    Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.    Consolidated Statements and Other Financial Information

Financial Information

See Item 18.

Legal Proceedings

We are subject to certain claims and are party to certain legal and arbitration proceedings in the normal course of our business, including claims for alleged operational errors. We do not believe that the liabilities related to such claims and proceedings are likely to have, in the aggregate, a material adverse effect on our consolidated financial condition or results of operations. For the years ended December 31, 2010 and 2011, the Disclosure Committee of Santander Chile has defined a significant legal proceeding as that implying an estimated incurred loss greater than an established cutoff amount. This cut-off amount is calculated as 16% of 5% of net interest income plus net fee income plus net financial transactions plus provision expenses plus administrative expenses and depreciation. This amount is then further reduced by 30% for prudence. As of December 31, 2011, this cutoff totaled Ch$3,161 million (US$6.1 million). As of December 31, 2011, there were no legal proceedings exceeding that amount. There are no material proceedings in which any of our directors, any members of our senior management, or any of our affiliates is either a party adverse to us or our subsidiaries or has a material interest adverse to us or our subsidiaries.

Upon the recommendation of our legal advisors, we estimate that our aggregate liability if all legal proceedings were determined adversely to us could result in significant losses not estimated by us. As of December 31, 2011, we have set aside Ch$789 million (US$1.5 million) as provisions for these legal actions. These provisions are presented under the Other provisions item in our financial statements.

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

	Santiago Stock Exchange		NYSE
	Common Stock		ADS(2)
	High	Low	High	Low
	(Ch$ per share(1))		(US$ per ADS)
Annual Price History
2007	27.10	21.25	55.30	41.76
2008	24.86	16.51	54.60	28.16
2009	31.00	18.23	64.78	31.22
2010	47.37	30.74	99.44	59.40
2011	43.65	31.94	96.44	62.69

Quarterly Price History

2009
1st Quarter	23.00	18.23	38.84	31.22
2nd Quarter	23.90	19.44	46.69	34.01
3rd Quarter	30.41	23.34	57.94	44.97
4th Quarter	31.00	26.96	64.78	52.64

2010
1st Quarter	34.99	30.74	70.63	60.59
2nd Quarter	36.36	31.03	71.88	59.40
3rd Quarter	47.37	34.73	99.44	66.73
4th Quarter	45.20	41.61	97.02	91.28

2011
1st Quarter	43.65	35.63	93.75	76.06
2nd Quarter	42.23	39.80	93.81	86.25
3rd Quarter	42.93	34.53	96.44	70.65
4th Quarter	38.80	31.94	82.54	62.69

Monthly Price History
September 2011	41.04	41.04	91.76	91.76
October 2011	38.70	38.70	82.54	82.54
November 2011	38.80	31.94	80.38	62.69
December 2011	37.49	32.19	75.70	65.14
January 2012	40.17	37.23	84.55	75.68
February 2012	38.67	36.13	82.57	77.50
March 2012	41.00	37.69	88.22	78.83

B.    Plan of Distribution

Not applicable

C.    Nature of Trading Market

Nature of Trading Market

Shares of our common stock are traded on the Chilean Stock Exchanges. Each ADS represents 1,039 shares of common stock. ADRs have been issued pursuant to the Deposit Agreement, dated as of August 4, 2008, among Santander-Chile, the Depositary and all holders from time to time of ADRs. As of December 31, 2011, 37,812,798 ADSs were outstanding (equivalent to 39,287,497,122 shares of common stock or 20.85% of the total number of issued shares of common stock).

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

We may declare a dividend in cash or in shares. When a share dividend is declared above the legal minimum (which minimum must be paid in cash), our shareholders must be given the option to elect to receive cash. Our ADS holders may, in the absence of an effective registration statement under the Securities Act or an available exemption from the registration requirement thereunder, effectively be required to receive a dividend in cash. See “Item 10: B. Memorandum and Articles of Association—Preemptive Rights and Increases of Share Capital.” A dividend entitlement lapses after 5 years and the funds go to the Chilean Treasury.

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

C.    Material Contracts

On December 3, 2007, we entered into a long-term contract with Produban for the operation of certain of our systems, providing us with information data processing, technology services and hardware infrastructure to run our core transactional systems. On April 4, 2008, the Superintendency of Bank authorized the transfer of the Bank’s data processing center from IBM Chile to Produban, a subsidiary of Banco Santander, S.A. located in Madrid, Spain. This contract also includes an improvement in transactional capacities,  services and back-up requirement compared to previous services. We agreed to pay Produban approximately €55 million (US$77 million) in the next five years. In 2011, we paid Produban Ch$11,724 million (US$22,5 million) (Ch$ 11,225 million in 2010).

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

In April 2010, Banco Santander Chile sold 5 offices. At the time of sale, the total accounting value of these assets was Ch$4,927 million and their selling price was Ch$11,547 million, generating a Ch$6,620 million profit.

In June 2010, Banco Santander Chile sold 11 offices. At the time of sale, the total accounting value of these assets was Ch$8,138 million and their selling price was Ch$14,546 million, generating a Ch$6,408 million profit.

In July 2010, Banco Santander Chile sold a piece of property. At the time of sale, the total accounting value of this good was Ch$380 million and its selling price was Ch$376 million, generating a Ch$4 million loss, included in the other operating expenses line.

In October 2010, Banco Santander Chile tendered the sale of 16 offices. The sale was awarded by Compañía de Seguros CorpSeguros S.A. for Ch$18,479 million (UF 861,320), which generated an approximate profit for Ch$10,229 million. Its accounting value was Ch$8,250 million (UF 387,227). The bill of sale was signed on October 2010.

In November 2010, Banco Santander Chile sold a piece of property. At the time of sale, the total accounting value of this good was Ch$158 million and its selling price was Ch$220 million, generating a Ch$62 million profit.

In December 2010, Banco Santander Chile sold 11 offices. At the time of sale, the total accounting value of these assets was Ch$4,257 million and their selling price was Ch$11,934 million, generating a Ch$7,677 million profit.

In March 2011, Banco Santander Chile sold one office. At the time of sale, its carrying value was Ch$48 million, its selling price was Ch$165 million, resulting in a Ch$117 million profit.

In November 2011, Banco Santander Chile sold six branch offices. The book value of the branches was Ch$5,504 million, and their selling price was Ch$13,556 million, resulting in a gain of Ch$8,052 million.

In December 2011, Banco Santander Chile sold one branch office. The book value of the branch was Ch$685 million, and its selling price was Ch$3,609 million, resulting in a gain of Ch$2,924 million.

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

On January 3, 2011, Chile’s Central Bank announced plans to increase its total international reserves by US$12 billion in 2011. The Central Bank bought US$50 million a day from January 5 to December 16 completing the program. We expect the effect of any new similar purchases will be to devalue the peso against the dollar, although actual outcomes could differ due to macroeconomic and other factors. As of April 30,  2012, there have been no further announcements from the Central Bank regarding a new program.

E.     Taxation

The following discussion summarizes certain material Chilean tax and United States federal income tax consequences to beneficial owners arising from the ownership and disposition of our common stock or ADSs. The summary does not purport to be a comprehensive description of all potential Chilean tax and United States federal income tax considerations that may be relevant to a decision to own or dispose of our common stock or ADSs and is not intended as tax advice to any particular investor. This summary does not describe any tax consequences arising under the laws of any state, locality or other taxing jurisdiction other than Chile and the United States. There is currently no income tax treaty between the United States and Chile.  However, the U.S. government and the government of Chile signed on February 4, 2010 the Proposed 2010 Income Tax Treaty between the United States of America and the Republic of Chile (the “Proposed U.S.-Chile Treaty”), which is now subject to ratification by the U.S. Senate.  If the Proposed U.S.-Chile Treaty becomes effective, U.S. investors should consult their tax advisers as to the applicability of the treaty in their particular circumstances.

Material Tax Consequences of Owning Shares of Our Common Stock or ADSs

Chilean Taxation

The following is a summary of certain Chilean tax consequences of the ownership and disposition of shares of our common stock or of ADSs evidenced by ADRs by Foreign Holders (as defined herein). The summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to own or dispose of shares of our common stock or ADSs and does not purport to address the tax consequences applicable to all categories of investors, some of whom may be subject to special rules. Holders of shares of our common stock or ADSs are advised to consult their own tax advisers concerning the Chilean and other tax consequences of the ownership and disposition of shares of our common stock or of ADSs evidenced by ADRs.

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

The effective rate of Withholding Tax to be imposed on dividends paid by us will vary depending upon the amount of First Category Tax paid by us on the earnings underlying the dividends. The effective rate for the First Category Tax attributed to earnings generated during the fiscal year 2008, 2009 and 2010 was 17.0%. The rates for 2011, 2012 and 2013 and onwards are 20%, 18.5% and 17%, respectively. However, the government may change the relevant law and set the rate for First Category Tax at 20%. The example below illustrates the effective Chilean Withholding Tax burden on a cash dividend received by a Foreign Holder, assuming a Withholding Tax rate of 35%, an effective First Category Tax rate of 20% and a distribution of all of the net proceeds available after payment of the First Category Tax.

Taxable income	US$ 100
First Category Tax (20% of US$100)	(20)
Net proceeds available	80
Dividend payment	80
Withholding Tax (35% of the sum of the dividend (US$80) and the available First Category Tax credit (US$20))	(35)
First Category Tax credit	(20)
Payable Withholding Tax	(15)
Net dividend received	65 (80-15)
Effective dividend withholding tax rate	18.75 (15/80	% )

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

Gain recognized on a sale or exchange of shares of common stock (as distinguished from sales or exchanges of ADSs representing such shares of common stock) by a Foreign Holder will be subject to both an income tax on capital gains, which is assessed at the same rate as the First Category Tax (currently imposed at a rate of 18.5%)  and the Chilean withholding tax (the former being creditable against the latter) if (1) the Foreign Holder has held such shares of common stock for less than one year since exchanging ADSs for the shares of common stock, (2) the Foreign Holder acquired and disposed of the shares of common stock in the ordinary course of its business or as a regular trader of stock or (3) the sale is made to a company in which the Foreign Holder holds an interest. In certain other cases, gain on the disposition of shares of common stock will be subject only to the tax on capital gains (currently imposed at a rate of 17%). The sale of shares of common stock by a Foreign Holder to an individual or entity resident or domiciled in Chile is subject to a provisional withholding. Such a provisional withholding will be equal to (i) 5% of the amount, without any deduction, paid to, credited to or put at the disposal of the Foreign Holder if the transaction is subject to the First Category Tax as sole tax, unless the gain subject to taxation can be determined, in which case the withholding is equal to 17% on the gain, or (ii) 20% of the amount, without any deduction, paid to, credited to or put at the disposal of the Foreign Holder if the transaction is subject to the First Category Tax and the Chilean withholding tax, with a credit of the First Category Tax already paid. For income tax purposes, the capital gain shall be the difference between the sales price and the acquisition cost of the stock. The tax basis of shares of common stock received in exchange for ADSs will be the acquisition value of such shares. The valuation procedure set forth in the deposit agreement, which values shares of common stock that are being exchanged at the highest price at which they trade on the Santiago Stock Exchange on the date of the exchange, generally will determine the acquisition value for this purpose. Consequently, the conversion of ADSs into shares of common stock and sale of such shares of common stock for the value established under the deposit agreement will not generate a capital gain subject to taxation in Chile.

In the case where ADSs were exchanged for shares and the subsequent sale of the shares is made on a day that is different than the date on which the exchange is recorded, capital gains subject to taxation in Chile may be generated. On October 1, 1999, the Chilean Internal Revenue Service issued Ruling No. 3708 whereby it allowed Chilean issuers of ADSs to amend the deposit agreements to which they are parties in order to include a clause that states that, in the case that the exchanged shares are sold by the ADSs’ holder on a Chilean Stock Exchange, either on the same day on which the exchange is recorded in the shareholders’ registry of the issuer or within the two prior business days to such date, the acquisition price of such exchanged shares shall be the price registered in the invoice issued by the stock broker that participated in the sale transaction. Consequently, because we have included this clause in the form of ADRs attached to the deposit agreement, the capital gain that may be generated if the shares received in exchange for ADSs were sold within two days prior to the date on which the exchange is recorded will not be subject to taxation.

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

U.S. Federal Income Tax Considerations

The following is a discussion of material U.S. federal income tax consequences of owning and disposing of shares of our common stock or ADSs to U.S. holders described below, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to hold such securities. The discussion applies only if you hold shares of our common stock or ADSs as capital assets for U.S. federal income tax purposes and it does not address special classes of holders, such as:

•	certain financial institutions;

•	insurance companies;

•	dealers and traders in securities who use a mark-to-market method of tax accounting;

•	persons holding shares or ADSs as part of a hedge, “straddle,” conversion transaction, or integrated transaction;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•	persons liable for the alternative minimum tax;

•	tax-exempt entities, including “individual retirement accounts” or “Roth IRAs”;

•	persons holding shares of our common stock or ADSs that own or are deemed to own ten percent or more of our voting stock;

•	persons who acquired shares of our common stock or ADSs pursuant to the exercise of any employee stock option plan or otherwise as compensation; or

•	persons whose shares or ADSs are held in connection with a trade or business conducted outside the United States.

If an entity that is classified as a partnership for U.S. federal income tax purposes owns shares of our common stock or ADSs, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and upon the activities of the partnership. Partnerships owning shares of our common stock or ADSs and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of owning and disposing of the shares of our common stock or ADSs.

As used herein, a “U.S. holder” is a beneficial owner of shares of our common stock or ADSs that is for U.S. federal tax purposes:

•	a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, a state thereof or the District of Columbia

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

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

The U.S. Treasury has expressed concerns that parties to whom American depositary shares are released prior to delivery of shares to the depositary (“pre-release”) or intermediaries in the chain of ownership between U.S. holders of American depositary shares and the issuer of the security underlying the American depositary shares may be taking actions that are inconsistent with the claiming of foreign tax credits for holders of American depositary shares. These actions would also be inconsistent with the claiming of the reduced rates of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the creditability of Chilean taxes and the availability of the reduced rates for dividends received by certain non-corporate holders, each described below, could be affected by actions that may be taken by such parties or intermediaries.

This discussion assumes that we are not, and will not become, a passive foreign investment company, as described below.

Taxation of Distributions

Distributions paid on shares of our common stock or ADSs, other than certain pro rata distributions of common shares or rights, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. holders as dividends. Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, under current law, certain dividends paid by “qualified foreign corporations” to certain non-corporate U.S. holders in taxable years beginning before January 1, 2013, will be taxable at reduced rates, up to a maximum rate of 15%. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on a securities market in the United States, such as the NYSE where our ADSs are traded. You should consult your own tax advisers to determine whether the favorable rates may apply to dividends you receive and whether you are subject to any special rules that limit your ability to be taxed at the favorable rates. The amount of the dividend will include any amounts withheld by us or our paying agent in respect of Chilean taxes at the effective rate (after credit for First Category Taxes) as described above under “ — Chilean Taxation—Taxation of Dividends.” The amount of the dividend will be treated as foreign-source dividend income to you and will not be eligible for the dividends received deduction generally allowed to U.S. corporations under the Code.

Dividends will be included in your income on the date of your (or in the case of ADSs, the depositary’s) receipt of the dividend.  The amount of any dividend income paid in Chilean pesos will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt regardless of whether the payment is in fact converted into U.S. dollars.  If the dividend is converted into U.S. dollars on the date of receipt, you should not be required to recognize foreign currency gain or loss in respect of the dividend income. You may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

Subject to applicable limitations that may vary depending upon your circumstances and the discussion above regarding concerns expressed by the U.S. Treasury, Chilean taxes withheld from cash dividends on shares of our common stock or ADSs, reduced by the credit for any First Category Tax, as described above under “—Chilean Taxation,” generally will be creditable against your U.S. federal income tax liability.  If, however, the Proposed U.S.-Chile Treaty becomes effective, any Chilean income taxes withheld from dividends on shares or ADSs in excess of the rate provided by the treaty will not be creditable by a U.S. holder who is eligible for the benefits of the treaty.  The rules governing foreign tax credits are complex and you should consult your own tax advisers to determine whether you are subject to any special rules that limit your ability to make effective use of foreign tax credits.  Instead of claiming a credit, you may, at your election, deduct such Chilean taxes in computing your taxable income, subject to generally applicable limitations under U.S. law.

Sale or Other Disposition of Shares or ADSs

For U.S. federal income tax purposes, gain or loss you realize on the sale or other disposition of shares of our common stock or ADSs generally will be capital gain or loss, and will be long-term capital gain or loss if you held the shares of our common stock or ADSs for more than one year.  The amount of your gain or loss will be equal to the difference between your tax basis in the shares of our common stock or ADSs disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars.  If a Chilean tax is withheld on the sale or disposition of the shares of our common stock or ADSs, your amount realized will include the gross amount of the proceeds of such sale or disposition before deduction of the Chilean tax.  See “—Chilean Taxation—Taxation of Capital Gains” for a description of when a disposition may be subject to taxation by Chile.  Such gain or loss generally will be U.S.-source gain or loss for foreign tax credit purposes.  Consequently, you may not be able to use the credit arising from any Chilean tax imposed on the disposition of shares of our common stock or ADSs unless you have other foreign source income in the appropriate foreign tax credit category.  If the Proposed U.S.-Chile Treaty becomes effective, however, a U.S. holder who is eligible for the benefits of the treaty and whose gain from the sale of shares is not exempt from Chilean tax under such treaty may elect to treat disposition gain that is subject to Chilean tax as foreign source gain and claim a credit in respect of the tax.  You should consult your tax advisers as to whether the Chilean tax on gains may be creditable against your U.S. federal income tax on foreign-source income from other sources.  Alternatively, instead of claiming a credit, you may elect to deduct otherwise creditable taxes in computing your income, subject to generally applicable limitations under U.S. law.

Passive Foreign Investment Company Rules

Based on proposed Treasury regulations (“Proposed Regulations”), which are proposed to be effective for taxable years beginning after December 31, 1994, we believe that we were not a “Passive Foreign Investment Company” (“PFIC”) for U.S. federal income tax purposes for the year ended December 31, 2011. However, since the Proposed Regulations may not be finalized in their current form and since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among others, less than 25 percent owned equity investments) from time to time, there can be no assurance that we will not be a PFIC for any taxable year. If we were a PFIC for any taxable year during which you held an ADS or a share of our common stock, certain adverse tax consequences could apply to you.

If we were a PFIC for any taxable year during which you held shares of our common stock or ADSs, gain recognized by you on a sale or other disposition (including certain pledges) of a share of our common stock or an ADS would generally be allocated ratably over your holding period for the share of our common stock or ADS. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the resulting tax liability for that taxable year. Similar rules would apply to any distribution in respect of shares of our common stock or ADSs that exceeds 125% of the average of the annual distributions on shares of our common stock or ADSs received by you during the preceding three years or your holding period, whichever is shorter. Certain elections (including a mark-to-market election) may be available that would result in alternative treatments of the shares of our common stock or ADSs. In addition, if we were a PFIC for a taxable year in which we pay a dividend or the prior taxable year, the 15% dividend rate discussed above with respect to dividends paid to non-corporate holders would not apply.

If we were to be treated as a PFIC in any taxable year, a U.S. holder may be required to file a report with the Internal Revenue Service containing such information as the Treasury Department may require.

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

Certain U.S. holders may be required to report information relating to stock of a non-U.S. person, subject to certain exceptions (including an exception for stock held in custodial accounts maintained by a U.S. financial institution).  You should consult your tax advisers regarding any reporting obligations you may have with respect to shares of our common stock or ADSs.

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

Our asset and liability management policies are developed by the Asset and Liability Committee (the “ALCO”) following guidelines and limits established by our Board of Directors, Banco Santander Spain’s Global Risk Department and our Market Risk and Control Department. The ALCO is composed of the Chairman of the Board, four additional members of the Board, the Chief Executive Officer, the Manager of the Financial Management Division, the Manager of Market Risk, the Manager of Global Banking and Markets, the Financial Controller and other senior members of management. Senior members of Santander Chile’s Finance Division meet monthly on a formal basis with the ALCO and outside consultants. Following guidelines set by Santander Spain, the ALCO is responsible for developing financial strategies and policies regarding our asset and liability structure together with our Financial Management Division. The aim of the Financial Management Division is to inject stability and recurrence into the net interest income of commercial activities and to ensure that we comply with internal and regulatory limits regarding liquidity, regulatory capital, reserve requirements and market risk. Our Market Risk and Control Department carries out the day-to-day measurements of the risks taken by the ALCO.

The Market Committee is responsible for establishing our policies, strategies, procedures and limits with respect to our trading portfolio in line with the policies of Grupo Santander. The composition of the Market Committee includes the Chairman of the Board, three additional members of the Board, the Chief Executive Officer, the Manager of Global Banking and Markets, the Manager of the Treasury Division, the Manager of Proprietary Trading, the Manager of the Financial Management Division, the Manager of Market Risk, the Financial Controller and other senior members of management.

Impact of Inflation

Our assets and liabilities are denominated in Chilean pesos, Unidades de Fomento (UF) and foreign currencies. The Bank no longer recognizes inflation accounting and has eliminated price-level restatement in line with IFRS, but inflation impacts our results of operations as some loan and deposit products are contracted in UF. The UF is revalued in monthly cycles. Each day in the period beginning on the tenth day of the current month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect a proportionate amount of the change in the Chilean Consumer Price Index during the prior calendar month. One UF equaled Ch$22,294.03 at December 31, 2011, Ch$ 21,455.55 at December 31, 2010, and Ch$20,942.88 at December 31, 2009.  High levels of inflation in Chile could adversely affect the Chilean economy and could have an adverse effect on our business, financial condition and results of operations. Negative inflation rates also negatively impact our results. In 2011 CPI inflation was 4.4%, 2010, CPI inflation was at 3.0%, compared to a decline of 1.4% in 2009.  There can be no assurance that Chilean inflation will not change significantly from the current level. Although we currently benefit from moderate levels of inflation, due to the current structure of our assets and liabilities (i.e., a significant portion of our loans are indexed to the inflation rate, but there are no corresponding features in deposits or other funding sources that would increase the size of our funding base), there can be no assurance that our business, financial condition and result of operations in the future will not be adversely affected by changing levels of inflation. In summary:

•
UF-denominated assets and liabilities. In 2011, UF inflation was +3.9% compared to +2.5% in 2010 and -2.4% in 2009. The effect of any changes in the nominal peso value of our UF-denominated interest earning assets and interest bearing liabilities is reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest income and expense, respectively.  Our net interest income will be positively affected by an inflationary environment to the extent that our average UF-denominated interest earning assets exceed our average UF-denominated interest bearing liabilities. Our net interest income will be negatively affected in a deflationary environment if our average UF-denominated interest earning assets exceed our average UF-denominated interest bearing liabilities. Our net interest income will be negatively affected by inflation in any period in which our average UF-denominated interest bearing liabilities exceed our average UF-denominated interest earning assets. Our average UF-denominated interest earning assets exceeded our average UF-denominated interest bearing liabilities by Ch$3,611,046 million, Ch$3,171,140 million in 2010 and Ch$2,689,614 million in 2009. See “Item 5: F. Selected Statistical Information―Average Balance Sheets, Income Earned from Interest-Earning Assets And Interest Paid on Interest Bearing Liabilities.” In general, the Bank has more UF-denominated financial assets than UF-denominated financial liabilities. In the year-ended December 31, 2011, the interest earned on interest earning assets denominated in UF increased 30.8% compared to 2010 as a result of the larger gap between UF-denominated average interest-earning assets and UF-denominated average interest bearing liabilities and the increase in UF inflation. The interest paid on these liabilities increased 32.8% in 2011 compared to 2010 and reached Ch$388,349 during the year ended December 31, 2011.

•
Inflation and interest rate hedge. A key component of our asset and liability policy is the management of interest rate risk. The Bank’s assets generally have a longer maturity than our liabilities. As the Bank’s mortgage portfolio grows, the maturity gap tends to rise as these loans, which are contracted in UF, have a longer maturity than the average maturity of our funding base. As most of our long term financial instruments and mortgage loans are contracted in UF and most of our deposits are in nominal pesos, the rise in mortgage lending increases the Bank’s exposure to inflation and to interest rate risk. The size of this gap is limited by internal and regulatory guidelines in order to avoid excessive potential losses due to strong shifts in interest rates. In order to keep this duration gap below regulatory limits, the Bank issues long term bonds denominated in UF or interest rate swaps. The financial cost of the bonds and the efficient part of these hedges is recorded as net interest income. In 2011, the gain from the swaps taken in order to hedge mainly for inflation and interest rate risk totaled a loss of Ch$58,775 million compared to a loss of Ch$2,008 million in 2010 and a gain of Ch$24,988 million in 2009.

	As of December 31,			% Change	% Change
Inflation sensitive income	2011	2010	2009	2011/2010	2010/2009
	(In million of Chilean pesos)
Interest earned on UF assets(1)	703,286	537,621	224,614	30.8%	139.4%
Interest paid on UF liabilities(1)	(388,349)	(292,362)	(67,559)	32.8%	332.8%
Hedging results	(58,775)	(2,008)	24,988	2,827.0%	–%
Net gain	256,162	243,251	182,043	5.3%	33.6%

(1)   Excludes results from hedging

•
Peso-denominated assets and liabilities. Interest rates prevailing in Chile during any period primarily reflect the inflation rate during the period and the expectations of future inflation. The sensitivity of our peso-denominated interest earning assets and interest bearing liabilities to changes to such prevailing rates varies. (See “Item 5: C. Operating Results—Interest Rates”). We maintain a substantial amount of non-interest bearing peso-denominated demand deposits. Because such deposits are not sensitive to inflation, any decline in the rate of inflation would adversely affect our net interest margin on inflation indexed assets funded with such deposits, and any increase in the rate of inflation would increase the net interest margin on such assets. The ratio of the average of such demand deposits and average shareholder’s equity to average interest-earning assets was 27.2%, 27.9% and 25.0% for the years ended December 31, 2011, 2010 and 2009, respectively.

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

As of December 31, 2011, the breakdown of maturities of assets and liabilities is as follows:

	On-Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 5 years	More than 5 years	Total
Interest-earning assets:
Cash and deposits in banks	2,793,701	-	-	-	-	-	2,793,701
Unsettled transactions	276,454	-	-	-	-	-	276,454
Trading investments	-	27,909	40,608	272,544	44,857	23,845	409,763
Investment, under resale agreements	-	12,928	-	-	-	-	12,928
Financial derivative contracts	-	63,090	167,558	295,674	684,260	391,314	1,601,896
Interbank loans	36,785	50,903	-	-	-	-	87,688
Loans	492,635	1,510,419	1,277,005	2,653,577	5,697,193	5,716,265	17,347,094
Available for sale investments	-	607,472	190,642	180,451	403,577	279,169	1,661,311
Total Interest-earning assets	3,599,575	2,272,721	1,675,813	3,402,246	6,829,887	6,410,593	24,190,835
Interest-bearing liabilities:
Deposits and other demand obligations	4,413,815	-	-	-	-	-	4,413,815

	On-Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 5 years	More than 5 years	Total
Unsettled transactions	89,486	-	-	-	-	-	89,486
Investments under repurchase agreements	-	463,083	78,712	2,586	-	-	544,381
Time deposits and other time liabilities	105,463	4,415,765	2,509,308	1,496,193	371,736	22,649	8,921,114
Financial derivative contracts	-	64,290	158,204	209,746	513,944	346,218	1,292,402
Interbank borrowings	194,451	7,750	470,749	1,068,014	179,128	-	1,920,092
Issued debt instruments	-	3,788	15	890,086	2,286,059	1,443,291	4,623,239
Other financial liabilities	50,840	761	980	3,497	39,025	81,496	176,599
Total interest-bearing liabilities	4,854,055	4,955,437	3,217,968	3,670,122	3,389,892	1,893,654	21,981,128

The following table sets forth our average daily balance of liabilities for the years ended December 31, 2011, 2010 and 2009, in each case together with the related average nominal interest rates paid thereon.

	2011			2010			2009
	Average Balance	% of Total Average Liabilities	Average Nominal Rate	Average Balance	% of Total Average Liabilities	Average Nominal Rate	Average Balance	% of Total Average Liabilities	Average Nominal Rate
	(millions of Ch$, except percentages)
Savings accounts	103,085	0.4%	3.6%	102,732	0.5%	1.2%	100,294	0.5%	(1.0%)
Time deposits	9,107,719	37.7%	4.9%	7,482,544	35.9%	3.0%	8,355,446	41.8%	2.8%
Central Bank borrowings	3,097	0.0%	6.0%	304,292	1.5%	0.5%	297,346	1.5%	0.9%
Repurchase agreements	249,174	1.0%	3.5%	196,719	0.9%	1.2%	486,000	2.4%	2.9%
Mortgage finance bonds	174,224	0.7%	9.2%	224,436	1.1%	7.8%	301,501	1.5%	2.8%
Other interest bearing liabilities	6,128,052	25.4%	5.2%	5,126,595	24.6%	4.5%	3,909,793	19.6%	2.5%
Subtotal interest bearing liabilities	15,765,351	65.2%	5.1%	13,437,318	64.5%	3.5%	13,450,380	67.3%	2.6%
Non-interest bearing liabilities
Non-interest bearing deposits	3,575,544	14.8%		3,152,513	15.1%		2,475,050	12.4%
Derivatives	1,457,638	6.1%		1,323,161	6.3%		1,387,026	6.9%
Other non-interest bearing liabilities	1,340,699	5.6%		1,192,374	5.7%		1,079,516	5.4%
Shareholders’ equity	1,994,487	8.3%		1,752,329	8.4%		1,599,938	8.0%
Subtotal non-interest bearing liabilities	8,368,368	34.8%		7,420,377	35.5%		6,541,530	32.7%
Total liabilities	24,133,719	100.0%		20,857,695	100.0%		19,991,910	100.0%

Foreign Exchange Fluctuations

The Chilean government’s economic policies and any future changes in the value of the Chilean peso against the U.S. dollar could adversely affect our financial condition and results of operations. The Chilean peso has been subject to significant devaluation in the past and may be subject to significant fluctuations in the future. In 2011, the Chilean peso in relation to the U.S. dollar depreciated 11.3% compared to a 7.5% appreciation in 2010 and a 19.5% appreciation in 2009. (See “Item 3: A. Selected Financial Data—Exchange Rates.”).A significant portion of our assets and liabilities are denominated in foreign currencies, principally the U.S. dollar, and we historically have maintained and may continue to maintain material gaps between the balances of such assets and liabilities. Because such assets and liabilities, as well as interest earned or paid on such assets and liabilities, and gains and losses realized upon the sale of such assets, are translated to Chilean pesos in preparing our financial statements, our reported income is affected by changes in the value of the Chilean peso relative to foreign currencies (principally the U.S. dollar). The translation gain or loss over assets and liabilities (excluding derivatives held for trading) is included as foreign exchange transactions in the income statement. The translation and mark-to-market of foreign currency derivatives held for trading is recognized as a gain or loss in the net results from mark-to-market and trading.

The compositions of our assets, liabilities and equity at December 31, 2011, by currency are as follows:

	As of December 31, 2011, Ch$ million
	Ch$ (1)	UF	Ch$ linked to US$	US$	Total
Assets
Cash and deposits	1,837,088	-	-	956,613	2,793,701
Unsettled transactions	219,469	-	-	56,985	276,454
Trading investments	73,435	336,328	-	-	409,763
Investments under agreements to resell	12,262	666	-	-	12,928
Financial derivative contracts	1,601,896	-	-	-	1,601,896
Interbank loans	-	-	-	87,677	87,677
Loans and receivables from customers	6,561,443	8,729,023	52,789	1,515,382	16,858,637
Available for sale investments	1,568,022	81,651	-	11,638	1,661,311
Investments held to maturity	-	-	-	-	-
Investments in other companies	8,728	-	-	-	8,728
Intangible assets	80,739	-	-	-	80,739
Property, plant and equipment	153,059	-	-	-	153,059
Current taxes	37,253	-	-	-	37,253
Deferred taxes	136,521	-	-	-	136,521
Other assets (2)	301,385	89,739	9,467	149,735	550,326
Total assets	12,591,300	9,237,407	62,256	2,778,030	24,668,993
Liabilities
Deposits and other sight obligations	3,806,618	179,754	-	427,443	4,413,815
Unsettled transactions	21,681	-	-	67,805	89,486
Investment under agreements to repurchase	447,230	159	-	96,992	544,381
Deposits and other time deposits	5,585,988	2,140,400	-	1,194,726	8,921,114
Financial derivative contracts	1,292,402	-	-	-	1,292,402
Interbank borrowings	-	810	-	1,919,282	1,920,092
Issued debt instruments	254,263	2,707,657	-	1,661,319	4,623,239
Other financial liabilities	156,461	13,167	5,949	1,022	176,599
Current taxes	1,498	-	-	-	1,498
Deferred taxes	5,315	-	-	-	5,315
Provisions	187,557	-	-	-	187,557
Other liabilities (2)	94,796	29,370	2,453	272,358	398,977
Total liabilities	11,853,809	5,071,317	8,402	5,640,947	22,574,475
Equity
Attributable to Bank Shareholders
Capital	891,303	-	-	-	891,303
Reserves	51,539	-	-	-	51,539
Valuation adjustment	2,832	-	-	-	2,832
Retained earnings :	1,115,043	-	-	-	1,115,043
Retained earnings of prior periods	833,830	-	-	-	833,830
Net income for the period	401,733	-	-	-	401,733
Minus: Provision for mandatory dividends	(120,520)	-	-	-	(120,520)
Non-controlling interest	33,801	-	-	-	33,801
Total Equity	2,094,518	-	-	-	2,094,518
Total liabilities and equity	13,948,327	5,071,317	8,402	5,640,947	24,668,993

(1)	Includes the value of swap instruments and balances of executed transactions which contractually defer the payment of sales transactions or the delivery of foreign currency acquired.

(2)	Other assets and liabilities include the threshold position from derivative contracts.

Liquidity risk management

The Financial Management Division receives information from all the business units on the liquidity profile of their financial assets and liabilities, as well as breakdowns of other projected cash flows stemming from future businesses. On the basis of that information, the Financial Management Division maintains a portfolio of liquid short–term assets, comprised mainly of liquid investments, loans and advances to other banks, to make sure the Bank has sufficient liquidity. The business units’ liquidity needs are met through short–term transfers from Financial Management to cover any short–term fluctuations and long–term financing to address all the structural liquidity requirements.

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

The Bank must comply with regulatory limits imposed by the SBIF and the Central Bank that are the following:

•
The sum of the liabilities with a maturity of less than 30 days may not exceed the sum of the assets with a maturity of less than 30 days by more than an amount greater than our capital. This limit must be calculated in local currency and foreign currencies together as one gap. At December 31, 2011 the percentage of (i) our liabilities with a maturity of less than 30 days in excess of our assets with a maturity of less than 30 days to (ii) our capital and reserves was 21%.

•
The sum of the liabilities in foreign currency with a maturity of less than 30 days may not exceed the sum of the assets in foreign currency with a maturity of less than 30 days by more than an amount greater than our capital. At December 31, 2011 the percentage of (i) our liabilities with a maturity of less than 30 days in foreign currency in excess of our assets in foreign currency with a maturity of less than 30 days to (ii) our capital and reserves was 17%.

•
The sum of the liabilities with a maturity of less than 90 days may not exceed the sum of the assets with a maturity of less than 90 days by more than 2 times our capital. This limit must be calculated in local currency and foreign currencies together as one gap. At December 31, 2011 the percentage of (i) our liabilities with a maturity of less than 90 days in excess of our assets with a maturity of less than 90 days to (ii) our capital and reserves was 53%.

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

Market risk – management of trading portfolio

The Bank applies VaR methodologies to measure the market risk of its trading portfolio. The Bank has a consolidated commercial position comprised of fixed–income investments and foreign currency trading. This portfolio is comprised mostly of Central Bank of Chile bonds, mortgage bonds, locally issued, low–risk corporate bonds and foreign currencies, mainly US dollars. At the end of the year, the trading portfolio included no stock portfolio investments.

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

At no time in 2011, 2010 and 2009 did the Bank exceed the VaR limits in regard to the 3 components which comprise the trading portfolio: fixed–income investments, variable–income investments and foreign currency investments. The high, low, and average levels for each component and each year below were as follows:
Consolidated	2011	2010	2009
	(in millions of $US)
VaR:
High	11.02	11.18	9.79
Low	2.39	3.53	4.24
Average	6.07	7.25	5.98

Fixed–income investments:
High	11.18	11.37	9.14
Low	2.54	3.63	4.22
Average	6.09	7.21	5.87

Variable–income investments:
High	0.23	0.18	1.65
Low	0.00	0.02	0.04
Average	0.07	0.09	0.17

Foreign currency investments
High	3.87	3.91	7.02
Low	0.09	0.48	0.66
Average	0.9	1.68	2.31

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

Market Risk – Financial management portfolio – December 31, 2011, 2010 and 2009

	2011		2010		2009
	Effect on net interest income	Effect on equity	Effect on net interest income	Effect on equity	Effect on net interest income	Effect on equity
Financial management portfolio – local currency (in millions of $Ch$)
Loss limit	22,380	167,530	37,300	152,300	37,264	127,000
High	19,823	107,745	16,849	126,306	17,711	123,834
Low	590	71,805	2,974	86,573	1,504	95,791
Average	9,053	93,328	10,317	109,133	6,404	107,239

Financial management portfolio – foreign currency (in millions of $US)
Loss limit	44.0	44.0	46.0	74.0	46.0	74.0
High	22.8	16.0	25.8	11.9	18.4	17.3
Low	3.0	1.2	0.4	0.3	1.2	1.5
Average	14.1	7.8	14.6	3.1	6.9	11.4

Financial management portfolio – consolidated (in millions of $Ch$)
Loss limit	37,300	167,530	37,300	152,300	37,264	127,000
High	21,149	107,845	20,129	126,309	17,724	123,836
Low	7,032	71,863	7,010	86,575	1,939	96,280
Average	13,004	93,417	12,993	109,156	8,188	107,495

Market risk –Regulatory method

The following table illustrates our market risk exposure according to the Chilean regulatory method, as of December 31, 2011. This information is sent to the SBIF on a quarterly basis. Our maximum exposure to long-term interest rate fluctuations is set at 35% of regulatory capital and is approved by the board of directors.

Regulatory Market Risk	As of December 31, 2011
(Ch$ million)
Market risk of trading portfolio (EMR)
Interest rate risk of trading portfolio	55,895
Foreign currency risk of trading portfolio	3,188
Risk from interest rate options	86,824
Risk from foreign currency options	434
Total market risk of trading portfolio	146,341
10% x Risk-weighted assets	1,865,474
Subtotal	2,011,815
Limit = Regulatory Capital	2,687,016
Available margin	675,201

Non-trading portfolio market risk
Short-term interest rate risk	42,440
Inflation risk	52,441
Long-term interest rate risk	357,662
Total market risk of non-trading portfolio	452,543

Regulatory limit of exposure to short-term interest rate and inflation risk
Short-term exposure to interest rate risk	42,440
Exposure to inflation risk	52,441
Limit: 20% of (net interest income + net fee income sensitive to interest rates)	190,935
Available margin	96,054

Regulatory limit of exposure to long-term interest rate risk
Long-term exposure to interest rate risk	357,662
35% of regulatory capital	940,456
Available margin	582,794

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

Net Foreign Currency Trading Position: Maximum Net Position. We also set an absolute limit on the size of Santander-Chile’s consolidated net foreign currency trading position, which is equivalent to the maximum differential allowed between assets and liabilities in foreign currencies, including hedging of this gap. At December 31, 2011, this was equal to US$200 million. This limit in various other currencies is as follows:

Currency	Limit (US$mn)
U.S. dollars	200
Euros	75
Yen	30
Real	20
Mexican peso	20
Colombian peso	20
Other European currencies	20
Other Latin American currencies	10
Other currencies	5
Total Limit	200

The limit on the size of the net foreign currency position is determined by the ALCO and is calculated and monitored by the Market Risk and Control Department. As of December 31, 2011, the net difference between assets and liabilities in foreign currency was a net liability position of US$24 million and the average difference between assets and liabilities in foreign currency in 2010 was a net liability position of US$10 million.  Both figures include derivatives used to hedge foreign currency risk. Below is a graph that illustrates the net daily foreign currency position in 2011.

Derivative activities

At December 31, 2011, 2010 and 2009, derivatives are valued at market price on the balance sheet and the net unrealized gain (loss) on derivatives is classified as a separate line item on the income statement. In prior periods, the notional amounts were carried off the balance sheet. Banks must mark to market derivatives. A derivative financial instrument held for trading purposes must be marked to market and the unrealized gain or loss recognized in the income statement. The SBIF recognizes three kinds of hedge accounting: (i) cash flow hedges, (ii) fair value hedges and (iii) hedging of foreign investments.

•
When a cash flow hedge exists, the fair value movements on the part of the hedging instrument that is effective are recognized in equity. Any ineffective portion of the fair value movement on the hedging instrument is recognized in the income statement.

•
When a fair value hedge exists, the fair value movements on the hedging instrument and the corresponding fair value movements on the hedged item are recognized in the income statement. Hedged items in the balance sheet are presented at their market value.

•
When a hedge of foreign investment exposure exists (i.e. investment in a foreign branch), the fair value movements on the part of the hedging instrument that is effective are recognized in equity. Any ineffective portion of the fair value movement on the hedging instrument is recognized in the income statement.

We classify some of our derivative financial instruments as being held for trading, due to the guidelines from the SBIF. However, substantially all of our derivatives are not actually used for speculative purposes or trading. We use derivatives to hedge our exposure to foreign exchange, interest rate and inflation risks. We had the following derivative financial instruments portfolio as of December 31, 2011, 2010 and 2009:

	As of December 31, 2011
	Notional amounts			Fair Value
	Within 3 months	After 3 months but within one year	After one year	Assets	Liabilities
	(in millions of Ch$)
Fair value hedge derivative instruments
Currency forwards	-	-	-	-	-
Interest rate swaps	-	368,885	444,845	22,374	35
Cross currency swaps	30,989	-	277,469	20,498	869
Call currency options	-	-	-	-	-
Call interest rate options	-	-	-	-	-
Put currency options	-	-	-	-	-
Put interest rate options	-	-	-	-	-
Interest rate future	-	-	-	-	-
Other Derivatives	-	-	-	-	-

Subtotal	30,989	368,885	722,314	42,872	904

Cash Flow hedge derivative instruments
Currency forwards	-	-	-	-	-
Interest rate swaps	-	-	-	-	-
Cross currency swaps	284,875	1,234,882	394,050	94,544	713
Call currency options	-	-	-	-	-
Call interest rate options	-	-	-	-	-
Put currency options	-	-	-	-	-
Put interest rate options	-	-	-	-	-
Interest rate future	-	-	-	-	-
Other Derivatives	-	-	-	-	-

Subtotal	284,875	1,234,882	394,050	94,544	713

Derivative instruments for trading
Currency forwards	14,305,612	8,473,390	604,935	264,574	217,022
Interest rate swaps	5,527,118	11,459,132	13,716,043	265,084	302,327
Cross currency swaps	1,405,419	2,511,430	10,688,479	934,045	769,203
Call currency options	36,180	23,502	-	740	560
Call interest rate options	5,855	18,773	29,672	68	256
Put currency options	14,416	17,503	-	750	1,017
Put interest rate options	-	-	-	-	-
Interest rate future	-	-	-	-	-
Other Derivatives	102,084	1,694	-	219	400

Subtotal	21,396,684	22,505,424	25,039,129	1,464,480	1,290,785

Total	21,712,548	24,109,191	26,155,493	1,601,896	1,292,402

	As of December 31, 2010
	Notional amounts			Fair Value
	Within 3 months	After 3 months but within one year	After one year	Assets	Liabilities
	(in millions of Ch$)
Fair value hedge derivative instruments
Currency forwards	-	-	-	-	-
Interest rate swaps	-	-	702,306	5,827	6,464
Cross currency swaps	28,090	229,296	387,024	5,296	28,730
Call currency options	-	-	-	-	-
Call interest rate options	-	-	-	-	-
Put currency options	-	-	-	-	-
Put interest rate options	-	-	-	-	-
Interest rate future	-	-	-	-	-
Other Derivatives	-	-	-	-	-

Subtotal	28,090	229,296	1,089,330	11,123	35,194

Cash Flow hedge derivative instruments
Currency forwards	-	-	-	-	-
Interest rate swaps	-	-	-	-	-
Cross currency swaps	147,872	999,792	379,859	494	120,563
Call currency options	-	-	-	-	-
Call interest rate options	-	-	-	-	-
Put currency options	-	-	-	-	-
Put interest rate options	-	-	-	-	-
Interest rate future	-	-	-	-	-
Other Derivatives	-	-	-	-	-

Subtotal	147,872	999,792	379,859	494	120,563

Derivative instruments for trading
Currency forwards	10,374,003	6,830,128	792,254	283,722	348,152
Interest rate swaps	2,671,634	7,607,192	13,475,904	204,786	250,812
Cross currency swaps	1,081,609	2,783,653	10,061,745	1,123,547	887,222
Call currency options	20,724	29,247	936	272	233
Call interest rate options	34,076	16,690	59,676	82	1,269
Put currency options	6,364	4,906	-	230	385
Put interest rate options	-	-	-	-	-
Interest rate future	-	-	-	-	-
Other Derivatives	165,208	-	-	122	149

Subtotal	14,353,618	17,271,816	24,390,515	1,612,761	1,488,222

Total	14,529,580	18,500,904	25,859,704	1,624,378	1,643,979

	As of December 31, 2009
	Notional amounts			Fair Value
	Within 3 months	After 3 months but within one year	After one year	Assets	Liabilities
	(in millions of Ch$)
Fair value hedge derivative instruments	-
Currency forwards	-	-	-	-	-
Interest rate swaps	-	86,963	580,132	2,446	3,794
Cross currency swaps	-	26,079	583,035	16,972	805
Call currency options	-	-	-	-	-
Call interest rate options	-	-	-	-	-
Put currency options	-	-	-	-	-
Put interest rate options	-	-	-	-	-
Interest rate future	-	-	-	-	-
Other Derivatives	-	-	-	-	-

Subtotal	-	113,042	1,163,167	19,418	4,599

Cash Flow hedge derivative instruments
Currency forwards	-	-	-	-	-
Interest rate swaps	-	-	-	-	-
Cross currency swaps	51,993	582,830	73,551	4,741	52,301
Call currency options	-	-	-	-	-
Call interest rate options	-	-	-	-	-
Put currency options	-	-	-	-	-
Put interest rate options	-	-	-	-	-
Interest rate future	-	-	-	-	-
Other Derivatives	-	-	-	-	-

Subtotal	51,993	582,830	73,551	4,741	52,301

Derivative instruments for trading
Currency forwards	6,533,147	4,195,874	587,541	199,665	184,112
Interest rate swaps	2,418,161	4,240,574	9,618,573	243,965	330,975
Cross currency swaps	887,942	1,594,972	9,880,693	922,498	772,959
Call currency options	34,341	22,107	-	203	43
Call interest rate options	122	5,189	39,900	281	595
Put currency options	33,198	15,487	-	3,083	3,232
Put interest rate options	-	-	-	-	-
Interest rate future	-	-	-	-	-
Other Derivatives	29,320	-	-	24	90

Subtotal	9,936,231	10,074,203	20,126,707	1,369,719	1,292,006

Total	9,988,224	10,770,075	21,363,425	1,393,878	1,348,906

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

The balance sheets of these subsidiaries are mainly comprised of non sensitive assets and liabilities, fixed assets and capital and in total only represent 1.2% of our total consolidated assets.

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
Each person surrendering ADRs for the withdrawal of deposited securities.
$5.00 for each 100 ADSs (or portion thereof) delivered or surrendered.
(b) Receiving or distributing dividends	Distribution of dividends.	$0.01 per ADS.
(c) Selling or Exercising Rights	Distribution or sale of securities, the fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities.	$5.00 for each 100 ADSs (or portion thereof).
(d) Withdrawing an underlying security	Acceptance of ADRs surrendered for withdrawal of deposited securities.	$5.00 for each 100 ADSs (or portion thereof) evidenced by the ADRs surrendered.

Category of Service	Depositary Actions	Associated Fee

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

In 2011, the Depositary made direct payments and reimbursements to us in the amount of US$527,491for expenses related to investor relations.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

As of December 31, 2011, the Bank, under the supervision and with the participation of the Bank’s management, including its Disclosure Committee, the President, Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(f) under the Exchange Act). There are, as described below, inherent limitations to the effectiveness of any control system, including disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

Based on such evaluation, the Bank’s Disclosure Committee, the President, Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer, concluded that the Bank’s disclosure controls and procedures were effective in ensuring that information relating to the Bank, including its consolidated subsidiaries, required to be disclosed in the reports it files under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (2) accumulated and communicated to the management, including its Disclosure Committee and principal financial officers as appropriate to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control Over Financial Reporting

The Bank’s management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act. The Bank’s internal control over financial reporting is a process designed by, or under the supervision of, the Bank’s principal executive and principal financial officers and effected by the Bank’s board of directors, management and other personnel,    to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS-IASB and includes those policies and procedures that:

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

Under the supervision and with the participation of the Bank’s management, including the Disclosure Committee, the President, Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in the Enterprise-Wide Risk Management – Integrated Framework.

Based on this assessment, our management concluded that, as of December 31, 2011, our internal control over financial reporting was effective based on those criteria.

Our internal control over financial reporting as of December 31, 2011, has been audited by an independent registered public accounting firm, as stated in their report which follows below.

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

We have audited the internal control over financial reporting of Banco Santander Chile and subsidiaries (the “Bank”) as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Bank’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting.  Our responsibility is to express an opinion on the Bank’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, the Bank maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the consolidated financial statements as of and for the year ended December 31, 2011 of the Bank and our report dated April 23, 2012 expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the translation of Chilean peso amounts into U.S. dollar amounts in conformity with the basis stated in Note 1e. and that such U.S. dollar amounts are presented solely for the convenience of readers in the United States of America.

/s/ Deloitte
Santiago, Chile
April 23, 2012

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Amounts paid to the auditors for statutory audit and other services were as follows:
	2011	2010
	(in millions of Ch$)
Audit Fees
- Statutory audit	325	550
- Audit-related regulatory reporting	148	321
Tax Fees
- Compliance	–
- Advisory Services	89	92
All Other Fees	442	183
Total	1,004	1,146

Statutory audit: Consists of fees billed for professional services rendered in connection with the audit of our consolidated financial statements that are provided by Deloitte Auditores y Consultores Limitada in connection with statutory and regulatory filings or engagements, and attest services.

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

ITEM 16H. MINE SAFETY DISCLOSURE

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

12.1	Section 302 Certification.

12.2	Section 302 Certification.

12.3	Section 302 Certification.

13.1	Section 906 Certification.

15.1	Consent of Deloitte Auditores y Consultores Limitada.

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

Date: April 30, 2012

Deloitte
Auditores y Consultores Limitada
RUT: 80.276.200-3
Av. Providencia 1760
Pisos 6, 7, 8, 9, 13 y 18
Providencia, Santiago
Chile
Fono: (56-2) 729 7000
Fax: (56-2) 374 9177
e-mail: deloittechile@deloitte.com
www.deloitte.cl

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
   Banco Santander Chile

We have audited the accompanying consolidated statements of financial position of Banco Santander Chile and subsidiaries (the “Bank”) as of December 31, 2011, and 2010, and the corresponding consolidated statements of income, comprehensive income, changes in equity, and cash flow for each of the three years in the period ended December 31, 2011.  These financial statements are the responsibility of the Bank´s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Banco Santander Chile and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS-IASB”).

Our audit also comprehended the translation of Chilean peso amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1e.  The translation into U.S. dollars has been made solely for the convenience of readers in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the Bank's internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 23, 2012 expressed an unqualified opinion on the Bank’s internal control over financial reporting.

/s/ Deloitte
Santiago, Chile
April 23, 2012

BANCO SANTANDER CHILE AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
For the periods ending as of December 31, 2011 and 2010

		2011	2011	2010
	NOTE	ThUS$	MCh$	MCh$

ASSETS		Note 1 e)
Cash and deposits in banks	5	5,368,888	2,793,701	1,762,198
Cash items in process of collection	5	531,285	276,454	374,368
Trading investments	6	787,476	409,763	379,670
Investments under resale agreements	7	24,845	12,928	170,985
Financial derivative contracts	8	3,078,497	1,601,896	1,624,378
Interbank loans, net	9	168,496	87,677	69,672
Loans and accounts receivable from customers, net	10	32,398,649	16,858,637	15,232,163
Available for sale investments	12	3,192,680	1,661,311	1,473,980
Held to maturity investments	12	-	-	-
Investments in other companies	13	16,773	8,728	7,275
Intangible assets	14	155,163	80,739	77,990
Property, plant and equipment	15	294,146	153,059	154,985
Current taxes	16	71,592	37,253	12,499
Deferred taxes	16	262,364	136,521	100,470
Other assets	17	1,057,608	550,326	650,081
TOTAL ASSETS		47,408,462	24,668,993	22,090,714

LIABILITIES
Deposits and other demand liabilities	18	8,482,396	4,413,815	4,236,434
Cash items in process of being cleared	5	171,973	89,486	300,125
Obligations under repurchase agreements	7	1,046,182	544,381	294,725
Time deposits and other time liabilities	18	17,144,449	8,921,114	7,258,757
Financial derivative contracts	8	2,483,717	1,292,402	1,643,979
Interbank borrowings	19	3,690,001	1,920,092	1,584,057
Issued debt instruments	20	8,884,864	4,623,239	4,190,888
Other financial liabilities	20	339,385	176,599	166,289
Current taxes	16	2,879	1,498	1,293
Deferred taxes	16	10,214	5,315	5,441
Provisions	22	360,444	187,557	209,421
Other liabilities	23	766,748	398,977	261,328

TOTAL LIABILITIES		43,383,252	22,574,475	20,152,737

EQUITY

Attributable to Bank shareholders:		3,960,252	2,060,717	1,906,168
Capital	25	1,712,891	891,303	891,303
Reserves	25	99,047	51,539	51,539
Valuation adjustments	25	5,442	2,832	(5,180)
Retained earnings	25	2,142,872	1,115,043	968,506
Retained earnings of prior years	25	1,602,441	833,830	614,731
Income for the period	25	772,044	401,733	505,393
Minus: Provision for mandatory dividends	25	(231,613)	(120,520)	(151,618)
Non-controlling interest	27	64,958	33,801	31,809

TOTAL EQUITY		4,025,210	2,094,518	1,937,977

TOTAL LIABILITIES AND EQUITY		47,408,462	24,668,993	22,090,714

BANCO SANTANDER CHILE AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
For the periods ending as of December 31, 2011, 2010 and 2009

		2011	2011	2010	2009
	NOTE	ThUS$	MCh$	MCh$	MCh$

OPERATING INCOME		Note 1 e)

Interest income	28	3,399,126	1,768,735	1,412,983	1,207,778
Interest expense	28	(1,530,576)	(796,435)	(473,264)	(351,262)

Net interest income		1,868,550	972,300	939,719	856,516

Fee and commission income	29	697,686	363,041	338,183	315,925
Fee and commission expense	29	(163,746)	(85,205)	(74,601)	(61,795)

Net fee and commission income		533,940	277,836	263,582	254,130

Net income from financial operations (net trading income)	30	328,350	170,857	38,755	3,887
Foreign exchange profit (loss), net	31	(147,324)	(76,660)	57,233	163,241
Other operating income	36	36,032	18,749	43,608	25,866

Net operating profit before loan losses		2,619,548	1,363,082	1,342,897	1,303,640

Provision for loan losses	32	(607,547)	(316,137)	(253,915)	(333,145)

NET OPERATING PROFIT		2,012,001	1,046,945	1,088,982	970,495

Personnel salaries and expenses	33	(539,277)	(280,613)	(250,265)	(224,484)
Administrative expenses	34	(320,602)	(166,825)	(147,343)	(136,712)
Depreciation and amortization	35	(102,750)	(53,466)	(49,403)	(46,623)
Impairment	35	(223)	(116)	(4,925)	(75)
Other operating expenses	36	(123,394)	(64,208)	(45,402)	(37,364)

Total operating expenses		(1,086,246)	(565,228)	(497,338)	(445,258)

OPERATING INCOME		925,755	481,717	591,644	525,237

Income from investments in other companies	13	4,113	2,140	1,171	297

Income before tax		929,868	483,857	592,815	525,534

Income tax expense	16	(148,348)	(77,193)	(85,343)	(88,924)

NET INCOME FOR THE PERIOD		781,520	406,664	507,472	436,610

Attributable to:
Bank shareholders (Equity holders of the Bank)	-	772,044	401,733	505,393	431,557
Non-controlling interest	27	9,476	4,931	2,079	5,053

Earnings per share attributable to Bank shareholders:
(expressed in Chilean pesos and US dollars)
Basic earnings	25	0.004	2.132	2.682	2.290
Diluted earnings	25	0.004	2.132	2.682	2.290

BANCO SANTANDER CHILE AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the periods ending as of December 31, 2011, 2010 and 2009

		2011	2011	2010	2009
	NOTE	ThUS$	MCh$	MCh$	MCh$
		Note 1 e)
CONSOLIDATED INCOME FOR THE PERIOD		781,520	406,664	507,472	436,610

OTHER COMPREHENSIVE INCOME

Available for sale investments	12	41,585	21,639	10,708	(9,285)
Cash flow hedge	8	(22,224)	(11,564)	15,120	(14,035)

Other comprehensive income before income tax		19,361	10,075	25,828	(23,320)

Income tax related to other comprehensive income	16	(3,613)	(1,880)	(4,273)	3,964

Total other comprehensive income		15,748	8,195	21,555	(19,356)

CONSOLIDATED COMPREHENSIVE INCOME FOR THE PERIOD		797,268	414,859	529,027	417,254

Attributable to:
Bank shareholders (Equity holders of the Bank)		787,440	409,745	527,017	412,305
Non-controlling interest	27	9,828	5,114	2,010	4,949

BANCO SANTANDER CHILE AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the periods ending as of December 31, 2011, 2010 and 2009

		RESERVES		VALUATION ADJUSTMENTS			RETAINED EARNINGS
	Capital	Reserves and other retained earnings	Merger of companies under common control	Available for sale investments	Cash flow hedge	Income tax	Retained earnings from prior years	Income for the period	Provision for mandatory dividends	Total attributable to Bank shareholders	Non-controlling interest	Total Equity
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Equity as of December 31, 2008	891,303	53,763	(2,224)	(19,972)	10,873	1,547	241,048	413,370	(97,938)	1,491,770	25,879	1,517,649
Distribution of income from previous period	-	-	-	-	-	-	413,370	(413,370)	-	-	-	-
Equity as of January 1, 2009	891,303	53,763	(2,224)	(19,972)	10,873	1,547	654,418	-	(97,938)	1,491,770	25,879	1,517,649
Increase or decrease of capital and reserves	-	-	-	-	-	-	-	-	-	-	5,600	5,600
Dividend distributions / Withdrawals made	-	-	-	-	-	-	(213,295)	-	97,938	(115,357)	(5,258)	(120,615)
Other changes in equity	-	-	-	-	-	-	853	-	-	853	(1,371)	(518)
Provisions for mandatory dividends	-	-	-	-	-	-	-	-	(129,467)	(129,467)	-	(129,467)
Subtotals	-	-	-	-	-	-	(212,442)	-	(31,529)	(243,971)	(1,029)	(245,000)
Other comprehensive income	-	-	-	(9,160)	(14,035)	3,943	-	-	-	(19,252)	(104)	(19,356)
Income for the period	-	-	-	-	-	-	-	431,557	-	431,557	5,053	436,610
Subtotals	-	-	-	(9,160)	(14,035)	3,943	-	431,557	-	412,305	4,949	417,254
Equity as of December 31, 2009	891,303	53,763	(2,224)	(29,132)	(3,162)	5,490	441,976	431,557	(129,467)	1,660,104	29,799	1,689,903
Distribution of income from previous period	-	-	-	-	-	-	431,557	(431,557)	-	-	-	-
Equity as of January 1, 2010	891,303	53,763	(2,224)	(29,132)	(3,162)	5,490	873,533	-	(129,467)	1,660,104	29,799	1,689,903
Increase or decrease of capital and reserves	-	-	-	-	-	-	-	-	-	-	-	-
Dividends distributions / Withdrawals made	-	-	-	-	-	-	(258,752)	-	129,467	(129,285)	-	(129,285)
Other changes in equity	-	-	-	-	-	-	(50)	-	-	(50)	-	(50)
Provisions for mandatory dividends	-	-	-	-	-	-	-	-	(151,618)	(151,618)	-	(151,618)
Subtotals	-	-	-	-	-	-	(258,802)	-	(22,151)	(280,953)	-	(280,953)
Other comprehensive income	-	-	-	10,791	15,120	(4,287)	-	-	-	21,624	(69)	21,555
Income for the period	-	-	-	-	-	-	-	505,393	-	505,393	2,079	507,472
Subtotals	-	-	-	10,791	15,120	(4,287)	-	505,393	-	527,017	2,010	529,027
Equity as of December 31, 2010	891,303	53,763	(2,224)	(18,341)	11,958	1,203	614,731	505,393	(151,618)	1,906,168	31,809	1,937,977

Distribution of income from previous period	-	-	-	-	-	-	505,393	(505,393)	-	-	-	-
Opening balances as of January 1, 2011	891,303	53,763	(2,224)	(18,341)	11,958	1,203	1,120,124	-	(151,618)	1,906,168	31,809	1,937,977
Increase or decrease of capital and reserves	-	-	-	-	-	-	-	-	-	-	-	-
Dividends distributions / Withdrawals made	-	-	-	-	-	-	(286,294)	-	151,618	(134,676)	(3,122)	(137,798)
Other changes in equity	-	-	-	-	-	-	-	-	-	-	-	-
Provision for mandatory dividends	-	-	-	-	-	-	-	-	(120,520)	(120,520)	-	(120,520)
Subtotals	-	-	-	-	-	-	(286,294)	-	31,098	(255,196)	(3,122)	(258,318)
Other comprehensive income	-	-	-	21,418	(11,564)	(1,842)	-	-	-	8,012	183	8,195
Income for the period	-	-	-	-	-	-	-	401,733	-	401,733	4,931	406,664
Subtotals	-	-	-	21,418	(11,564)	(1,842)	-	401,733	-	409,745	5,114	414,859

Balances as of December 31, 2011	891,303	53,763	(2,224)	3,077	394	(639)	833,830	401,733	(120,520)	2,060,717	33,801	2,094,518

Period	Total attributable to Bank shareholders	Allocated to reserves or retained earnings	Allocated to Dividends	Percentage distributed	Number of shares	Dividend per share (in pesos)
	MCh$	MCh$	MCh$	%

Year 2010 (Shareholders Meeting April 2011)	505,393	219,099	286,294	56.6478%	188,446,126,794	1.519

Year 2009 (Shareholders Meeting April 2010)	431,557	172,805	258,752	59.9578%	188,446,126,794	1.373

BANCO SANTANDER CHILE AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOW
For the periods ending as of December 31, 2011, 2010 and 2009

		December 31,
		2011	2011	2010	2009
	NOTE	ThUS$	MCh$	MCh$	MCh$

A - CASH FLOWS FROM OPERATING ACTIVITIES		Note 1 e)
CONSOLIDATED INCOME BEFORE TAX		929,868	483,857	592,815	525,534
Debits (credits) to income that do not represent cash flows		(1,697,763)	(883,431)	(910,920)	(749,673)
Depreciation and amortization	35	102,750	53,466	49,403	46,623
Impairment of property, plan and equipment	35	223	116	4,925	75
Provision for loan losses	32	676,395	351,962	284,394	372,419
Mark to market of trading investments	-	(10,245)	(5,331)	6,940	(29,926)
Income from investments in other companies	13	(4,113)	(2,140)	(1,171)	(297)
Net gain on sale of assets received in lieu of payment	36	(10,818)	(5,629)	(1,556)	(29)
Provisions for assets received in lieu of payment	36	-	-	-	(1,859)
Net gain on sale of property, plant and equipment	36	(22,798)	(11,863)	(31,225)	(7,598)
Charge off of assets received in lieu of payment	36	-	-	-	-
Net interest income	28	(1,868,550)	(972,300)	(939,719)	(856,516)
Net fee and commission income	29	(533,940)	(277,836)	(263,582)	(254,130)
Debits (credits) to income that do not represent cash flows	-	46,470	24,181	(427)	1,591
Changes in assets and liabilities due to deferred taxes	16	(73,137)	(38,057)	(18,902)	(20,026)
Increase/decrease in operating assets and liabilities		3,759,900	1,956,464	254,068	1,547,726
Decrease (Increase) of loans and accounts receivables from customers, net (**)	-	(2,880,719)	(1,498,982)	(1,929,692)	651,095
Decrease (increase) of financial investments	-	(417,842)	(217,424)	778,084	71,538
Decrease due to repurchase agreements (assets)	-	303,751	158,057	156,965	(13,678)
Decrease (Increase) of interbank loans	-	(34,340)	(17,869)	(46,302)	72,129
Decrease of assets received or awarded in lieu of payment	-	98,128	51,061	29,204	7,459
Increase of debits in checking accounts	-	410,155	213,424	553,745	506,557
Increase (decrease) of time deposits and other time liabilities	-	3,175,899	1,652,579	83,500	(2,212,375)
Increase obligations with domestic banks	-	-	-	(26,301)	27,400
Increase (decrease) of other demand liabilities or time obligations	-	(69,267)	(36,043)	149,155	116,913
Increase (decrease) of obligations with foreign banks	-	646,899	336,614	(436,582)	597,191
Decrease of obligations with Central Bank of Chile	-	(955)	(497)	(543)	(608)
Increase (decrease) due to repurchase agreements (liabilities)	-	479,785	249,656	(819,880)	554,821
Increase (decrease) of other short-term liabilities	-	19,814	10,310	4,992	(9,512)
Net increase of other assets and liabilities	-	(800,183)	(416,375)	(510,652)	(107,254)
Issuance of letters of credit		-	-	-	4,506
Redemption of letters of credit	-	(166,709)	(86,747)	(94,281)	(104,979)
Senior bond issuances	-	1,134,333	590,250	1,459,072	749,400
Redemption of senior bonds and payments of interest	-	(544,960)	(283,570)	(225,315)	(256,500)
Issuance of subordinated bonds	-	214,198	111,458	116,871	6,014
Redemption of subordinated bonds and payments of interest	-	(67,030)	(34,879)	(35,613)	(138,708)
Interest received	-	3,434,473	1,787,128	1,384,762	1,579,452
Interest paid	-	(1,562,650)	(813,125)	(516,441)	(719,174)
Dividends received from investments in other companies	13	1,528	795	1,081	833
Fees and commissions received	29	697,686	363,041	338,183	315,925
Fees and commissions paid	29	(163,746)	(85,205)	(74,601)	(61,795)
Income tax paid	16	(148,348)	(77,193)	(85,343)	(88,924)
Net cash flows from (used in) operating activities		2,992,005	1,556,890	(64,037)	1,323,587

BANCO SANTANDER CHILE AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOW
For the periods ended as of

		December 31,
		2011	2011	2010	2009
	NOTE	ThUS$	MCh$	MCh$	MCh$

B - CASH FLOWS FROM INVESTMENT ACTIVITIES		Note 1 e)
Purchases of property, plant, and equipment	15	(51,290)	(26,689)	(19,001)	(11,756)
Sales of property, plant and equipment	15	16,614	8,645	27,317	17,410
Purchases of investments in other companies	13	-	-	(4)	(32)
Sales of investments in other companies	-	-	-	-	209
Purchases of intangible assets	14	(65,439)	(34,051)	(28,331)	(33,960)
Net cash flows used in investment activities		(100,115)	(52,095)	(20,019)	(28,129)

C - CASH FLOWS FROM FINANCING ACTIVITIES
From shareholders’ financing activities	-	(550,195)	(286,294)	(258,752)	(172,407)
Increase of other obligations	-	-	-	-	40,888
Dividends paid	-	(550,195)	(286,294)	(258,752)	(213,295)
From non-controlling interest financing activities	-	(6,000)	(3,122)	(4)	342
Increases of capital	-	-	-	-	5,600
Dividends and/or withdrawals paid	25	(6,000)	(3,122)	(4)	(5,258)
Net cash flows used in financing activities		(556,195)	(289,416)	(258,756)	(172,065)

D – NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS DURING THE PERIOD	-	2,335,695	1,215,379	(342,812)	1,123,393

E – EFFECTS OF FOREIGN EXCHANGE RATE FLUCTUATION	-	(136,737)	(71,151)	(56,865)	64,461

F - INITIAL BALANCE OF CASH AND CASH EQUIVALENTS	-	3,529,242	1,836,441	2,236,118	1,048,264

FINAL BALANCE OF CASH AND CASH EQUIVALENTS	5	5,728,200	2,980,669	1,836,441	2,236,118

(1) Supplemental information:

	As of December 31,
Reconciliation of provisions for Consolidated Statements of Cash Flow	2011	2011	2010	2009
	ThUS$	MCh$	MCh$	MCh$

Provisions for loan losses for cash flow	676,395	351,962	284,394	372,419
Recovery of loans previously charged off (see Note 32)	(68,848)	(35,825)	(30,479)	(39,274)
Provisions for loan losses for Statements of Income	607,547	316,137	253,915	333,145

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011, 2010 AND 2009

NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

Corporate Information

Banco Santander Chile (formerly Banco Santiago) is a corporation (sociedad anónima bancaria) organized under the laws of the Republic of Chile, headquartered at Bandera  #140, Santiago,  that provides a broad range of general banking services to its customers, from individuals to major corporations. Banco Santander Chile and its affiliates (collectively referred to herein as the “Bank” or “Banco Santander Chile”) offer commercial and consumer banking services, as well as other services, including factoring, collection, leasing, securities and insurance brokerage, mutual and investment fund management, and investment banking.

A Special Meeting of Shareholders of Banco Santiago was held on July 18, 2002, the minutes of which were notarized as a public deed on July 19, 2002 at the Notarial Office of Santiago before Notary Nancy de la Fuente Hernández, and it was agreed to merge Banco Santander Chile with Banco Santiago by merging the former into the latter, which acquired the former’s assets and liabilities. It was likewise agreed to dissolve Banco Santander Chile in advance and change the name of Banco Santiago to Banco Santander Chile.  This change was authorized by Resolution No.79 of the Superintendency of Banks and Financial Institutions (SBIF), adopted on July 26, 2002, published in the Official Journal on August 1, 2002 and registered on page 19,992 under number 16,346 for the year 2002 in the Registry of Commerce of the Curator of Real Estate of Santiago.

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

Banco Santander Spain controls Banco Santander-Chile through its holdings in Teatinos Siglo XXI Inversiones Ltda. and Santander-Chile Holding S.A., which are controlled subsidiaries by Banco Santander Spain. As of December 31, 2011 Banco Santander Spain directly and indirectly owned or controlled 99.5% of Santander-Chile Holding S.A. and 100% of Teatinos Siglo XXI Inversiones Ltda. This gives Banco Santander Spain control over 67.18% of the Bank’s shares (76.91% in 2010).  It is important to mention that on December 7, 2011 Teatinos Siglo XXI Inversiones Ltda. sold 7.8% of its share in the Bank, decreasing Banco Santander Spain’s participation.

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

The UF is revalued in monthly cycles.  Each day in the period beginning on the tenth day of the current month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect a proportionate amount of the change in the Chilean Consumer Price Index during the prior calendar month.  One UF equaled Ch$ 21,455.55 as of December 31, 2010 and Ch$22,294.03 as of December 31, 2011.  In 2011, UF inflation was 3.9% compared to 2.5% in 2010.  The effect of any changes in the nominal peso value of our UF-denominated interest earning assets and interest bearing liabilities is reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest income and expense, respectively.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011, 2010 AND 2009

NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

b)	Basis of preparation for the Consolidated Financial Statements

The Consolidated Financial Statements include the separate (individual) financial statements of the Bank and the companies that participate in the consolidation as of December 31, 2011 and 2010, and include the adjustments and reclassifications needed to comply with the policies and valuation criteria established by the International Financial Reporting Standards issued by IASB.

Subsidiaries

“Subsidiaries” are defined as entities over which the Bank has the ability to exercise control, which is generally but not exclusively reflected by the direct or indirect ownership of at least 50% of the investee’s voting rights, or even if this percentage is lower or zero when the Bank is granted control pursuant to agreements with the investee’s shareholders.  Control is the power to govern the financial and operating policies of an entity, so as to benefit from its activities.

The financial statements of subsidiaries are consolidated with those of the Bank. Accordingly, all the balances and transactions between the consolidated companies are eliminated through the consolidation process.

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

The following companies are considered “Subsidiaries” in which the Bank has the ability to exercise control and are therefore within the scope of consolidation:

	Percentage Share
	As of December 31,
Subsidiaries	2011			2010			2009
	Direct %	Indirect %	Total %	Direct %	Indirect %	Total %	Direct %	Indirect %	Total %

Santander Corredora de Seguros Limitada	99.75	0.01	99.76	99.75	0.01	99.76	99.75	0.01	99.76
Santander S.A. Corredores de Bolsa	50.59	0.41	51.00	50.59	0.41	51.00	50.59	0.41	51.00
Santander Asset Management S.A. Administradora General de Fondos	99.96	0.02	99.98	99.96	0.02	99.98	99.96	0.02	99.98
Santander Agente de Valores Limitada	99.03	-	99.03	99.03	-	99.03	99.03	-	99.03
Santander S.A. Sociedad Securitizadora	99.64	-	99.64	99.64	-	99.64	99.64	-	99.64
Santander Servicios de Recaudación y Pagos Limitada	99.90	0.10	100.00	99.90	0.10	100.00	99.90	0.10	100.00

Special Purpose Entities

According to IFRS, the Bank must continuously analyze its scope of consolidation. The key criteria for such analysis is the degree of control held by the Bank over a given entity, not the percentage of ownership interest in such entity’s equity.

In particular, as set forth by International Accounting Standard 27 “Consolidated and Separate Financial Statements” (IAS 27) and by the Standing Interpretations Committee 12 “Consolidation – Special Purpose Entities” (SIC 12), issued by the IASB, the Bank must determine the existence of Special Purpose Entities (SPEs), which must be included in its scope of consolidation. The following are the main criteria for SPEs that should be included in the scope of consolidation:

-	The SPEs’ activities have essentially been conducted on behalf of the company that presents the consolidated financial statements and in response to its specific business needs.
-
The necessary decision making authority is held to obtain most of the benefits from these entities’ activities, as well as the rights to obtain most of the benefits or other advantages from such entities.

-	The entity essentially retains most of the risks inherent to the ownership or residual interest of the SPEs or its assets, for the purpose of obtaining the benefits from its activities.

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

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011, 2010 AND 2009

NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

-	Santander Gestión de Recaudación y Cobranza Limitada (collection services).
-	Multinegocios S.A. (management of sales force).
-	Servicios Administrativos y Financieros Limitada (management of sales force).
-	Fiscalex Limitada (collection services).
-	Multiservicios de Negocios Limitada (call center).
-	Bansa Santander S.A. (management of repossessed assets and leasing of properties).

Associates

Associates are those entities over which the Bank exercise significant influence, but not control or joint control, usually because it holds 20% or more of the entity’s voting power. Investments in Associates are accounted for using the “equity method.”

The following companies are considered “Associates” in which the Bank accounts for its participation using the equity method:

	Percent ownership share
Associates	As of December 31,
	%	%	%
	2011	2010	2009
Redbank S.A.	33.43	33.43	33.43
Transbank S.A.	32.71	32.71	32.71
Centro de Compensación Automatizado	33.33	33.33	33.33
Sociedad Interbancaria de Depósito de Valores S.A.	29.28	29.28	29.28
Cámara Compensación de Alto Valor S.A.	12.65	12.65	11.52
Administrador Financiero del Transantiago S.A.	20.00	20.00	20.00
Nexus S.A.	12.90	12.90	12.90

In the case of Nexus S.A. and Cámara Compensación de Alto Valor S.A. the Bank has a representative on the Board of Directors. According to this, the Bank has concluded that exerts significant influence over those entities.

Share or rights in other companies

The Bank and its subsidiaries have certain investments in share because they are required to obtain the right to operate according to its line of business the ownership interest in these companies is less than 1%.

c)	Non-controlling interest

Non-controlling interest represents the portion of gains and losses and net assets which the Bank does not own, either directly or indirectly.  It is presented separately in the Consolidated Statement of Income and of Comprehensive Income, and separately from shareholders equity in the Consolidated Statement of Financial Position.

In the case of Special Purpose Entities (SPEs), 100% of their Income and Equity is presented in Non-controlling interest, since the Bank only has control but not actual ownership thereof.

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

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011, 2010 AND 2009

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

According to International Accounting Standard No 21 “The Effects of Changes in Foreign Exchange Rates” (IAS 21),  the Chilean peso, which is the currency of the primary economic environment in which the Bank operates and the currency which influences its costs and revenues structure, has been defined as the Bank’s functional and presentation currency.

Accordingly, all balances and transactions denominated in currencies other than the Chilean Peso are treated as “foreign currency.”

For presentation purposes we had translated million Chilean pesos (MCh$) into thousand US dollars (ThUS$) using the rate as indicated in f) below, for the Consolidated Statement of Financial Position, Consolidated Statement of Income, Consolidated Statement of Comprehensive Income and for the Consolidated Statement of Cash Flow for the period ended as of December 31, 2011.

f)	Foreign currency transactions

The Bank grants loans and accepts deposits in amounts denominated in foreign currencies, mainly the U.S. dollar.  Assets and liabilities denominated in foreign currencies and only held by the Bank are translated to Chilean pesos based on the market rate published by Reuters at 1:30 p.m. on the last business day of every month. The rate used was Ch$520.35 per US$1 as of December 31, 2011 (Ch$467.95 per US$1 as of December 31, 2010). The Subsidiaries record their foreign currency positions at the exchange rate reported by the Central Bank of Chile at the close of operations on the last business day of the month, amounting to Ch$521.46 per US$1 as of December 31, 2011 (Ch$468.04 per US$1 as of December 31, 2010).

The amounts of net foreign exchange profits and losses include recognition of the effects that exchange rate fluctuations have on assets and liabilities denominated in foreign currencies, and the profits and losses on foreign exchange spot and forward transactions undertaken by the Bank.

g)	Definitions and classification of financial instruments

i.	Definitions

A “financial instrument” is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011, 2010 AND 2009

NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

An “equity instrument” is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities.

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

-
Available for sale investment portfolio: debt instruments not classified as a) “held-to-maturity investments,” b) “Credit investments (loans and accounts receivable from customers or interbank loans)” or c) “Financial assets at fair value through profit or loss.”  Available for sale (AFS) investments are initially recorded at cost, which includes transaction costs. AFS instruments are subsequently measured at fair value, or based on appraisals made with the use of internal models when appropriate.  Unrealized gains or losses stemming from changes in fair value are recorded as a debit or credit to Other Comprehensive Income under the heading “Valuation Adjustments” within equity. When these investments are disposed of or become impaired, the cumulative gains or losses previously recognized in Other Comprehensive Income are transferred to the Consolidated Statement of Income under “Net income from financial operations.”

-
Held to maturity instruments portfolio: this category includes debt securities traded on an active market, with a fixed maturity, and with fixed or determinable payments, for which the Bank has both the intent and a proven ability to hold to maturity.  Held to maturity investments are recorded at their amortized cost plus interest earned less any impairment losses established when their carrying amount exceeds the present value of estimated future cash flows.

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

-
Cash items in process of collection:  This item includes the values of executed transactions which contractually defer the payment of purchase-sale transactions or the delivery of the foreign currency acquired.

-
Trading investments: This item includes financial instruments held-for-trading and investments in mutual funds which must be adjusted to their fair value in the same way as instruments acquired for trading.

-	Investment under resale agreements: This item includes the balances of purchase of financial instruments under resale agreements.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011, 2010 AND 2009

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

-
Loans and accounts receivables from customers: These loans are non-derivative financial assets for which fixed or determined amounts are charged, that are not listed on an active market and which the Bank does not intend to sell immediately or in the short term.  When the Bank is the lessor in a lease, and it substantially transfers the risks and benefits incidental to the leased asset, the transaction is presented in loans and accounts receivable from customers.

-
Investment instruments: These are classified into two categories; held-to-maturity investments, and available-for-sale investments.  The held-to-maturity investment category includes only those instruments for which the Bank has the ability and intent to hold them until their maturity.  The remaining investments are treated as available for sale.

iv.	Classification of financial liabilities for measurement purposes

The financial liabilities are initially classified into the various categories used for management and measurement purposes.

Financial liabilities are included, for measurement purposes, in one of the following categories:

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

-	Cash items in process of being cleared: This item includes the balances of asset purchases that are not settled on the same day and for sales of foreign currencies not delivered.

-	Obligations under repurchase agreements: This item includes the balances of sales of financial instruments under repurchase and loan agreements.

-	Time deposits and other demand liabilities: This item shows the balances of deposit transactions in which a term at the end of which they become callable has been stipulated.

-
Financial derivative contracts: This item includes financial derivative contracts with negative fair values (i.e. against the Bank), whether they are for trading or hedge accounting, as set forth in Note 8.

-	Trading derivatives: Includes the fair value of derivatives which do not qualify for hedge accounting, including embedded derivatives separated from hybrid financial instruments.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011, 2010 AND 2009

NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

-
Hedging derivatives:  Includes the fair value of the derivatives designated as hedging instruments, including embedded derivatives separated from hybrid financial instruments and designated as hedging instruments.

-	Interbank borrowings: This item includes obligations due to other domestic banks, foreign banks, or the Central Bank of Chile, which were not classified in any of the previous categories.

-	Debt instruments issued: This encompasses three items; Obligations under letters of credit, Subordinated bonds and Senior bonds placed in the local and foreign market.

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

Financial assets are measured according to their fair value, gross of any transaction costs that may be incurred for their sale, except for loans and accounts receivable.

The “fair value” of a financial instrument on a given date is the amount for which it could be bought or sold on that date between knowledgeable, willing parties in an arm’s length transaction.  The most objective and common reference for the fair value of a financial instrument is the price that would be paid on an active, transparent, and deep market (“quoted price” or “market price”).

If there is no market price for a given financial instrument, its fair value is estimated based on the price established in recent transactions involving similar instruments and, in the absence thereof, of valuation techniques commonly used by the international financial community, considering the specific features of the instrument to be valued and, particularly, the various classes of risk associated with it.

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

Specifically, the fair value of financial derivatives included in the portfolios of financial assets or liabilities held for trading is deemed to be their daily quoted price. If, for exceptional reasons, the quoted price cannot be determined on a given date, the fair value is determined by using similar methods to those used to measure over the counter (OTC) derivatives.  The fair value of OTC derivatives is the sum of the future cash flows resulting from the instrument, discounted to present value at the date of valuation (“present value” or “theoretical close”) using valuation techniques commonly used by the financial markets:  “net present value” (NPV) and option pricing models, among other methods.

During the 2011, the Bank has completed the recalibration of derivative valuation model. This improvement includes the valuation of Credit Valuation Adjustment (“CVA”), which is incorporated into derivatives valuations to reflects the counterparty credit risk. According to IAS 8 “Accounting Policies: Changes in Accounting Estimates and Errors”, this modification has been treated as a change of an accounting estimate and its effect has been recorded in the current year’s profit and loss.

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

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011, 2010 AND 2009

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

The best evidence of the fair value of a financial instrument on initial recognition is the transaction price, unless the value of the instrument can be obtained from other market transactions performed with the same or similar instruments, or can be measured by using a valuation technique in which the variables used include only observable market data, mainly interest rates.

The main techniques used as of December 31, 2011 and 2010 by the Bank’s internal models to determine the fair value of the financial instruments are as follows:

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

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011, 2010 AND 2009

NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

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

Adjustments due to changes in fair value from:

-	“Available-for-sale instruments” are recorded in Other Comprehensive Income and accumulated under the heading “Valuation adjustments” within Equity.

-
When the AFS instruments are disposed of or are determined to be impaired, the cumulative gain or loss previously accumulated as “Valuation Adjustments” is reclassified to the Consolidated Statement of Income.

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

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011, 2010 AND 2009

NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

c.
In cash flow hedges, the effective portion of the change in value of the hedging instrument is recorded in Other Comprehensive Income under the heading “Cash flow hedge” within equity component “Valuation adjustments”, until the forecasted transaction occurs, thereafter being recorded in the Consolidated Statement of Income, unless the forecasted transaction results in the recognition of non–financial assets or liabilities, in which case it is included in the cost of the non-financial asset or liability.

d.
The differences in valuation of the hedging instrument corresponding to the ineffective portion of the cash flow hedging transactions are recorded directly in the Consolidated Statement of Income under “Net income from financial operations.”

If a derivative designated as a hedging instrument no longer meets the requirements described above due to expiration, ineffectiveness or for any other reason, the derivative is classified as a “trading derivative.”  When “fair value hedging” is discontinued, the fair value adjustments to the carrying amount of the hedged item arising from the hedged risk is amortized to gain or loss from that date.

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

Financial asset and liability balances are offset, i.e., reported in the Consolidated Statements of Financial Position at their net amount, only if there is a legally enforceable right to offset the recorded amounts and the Bank intends either to settle them on a net basis, or to realize the asset and settle the liability simultaneously.

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

ii.
If the Bank retains substantially all the risks and rewards of ownership associated with the transferred financial asset, as in the case of sales of financial assets under repurchase agreements at a fixed price or at the sale price plus interest, securities lending agreements under which the borrower undertakes to return the same or similar assets, and other similar cases, the transferred financial asset is not derecognized from the Consolidated Statements of Financial Position and continues to be measured by the same criteria as those used before the transfer.  However, the following items are recorded:

1.	An associated financial liability for an amount equal to the consideration received. This liability is subsequently measured at amortized cost.
2.	Both the income from the transferred (but not removed) financial asset, as well as any expenses incurred on the new financial liability.

iii.
If the Bank neither transfers nor substantially retains all the risks and rewards of ownership associated with the transferred financial asset—as in the case of sales of financial assets with a purchased call option or written put option that is not deeply in or out of the money, securitization of assets in which the transferor retains a subordinated debt or other type of credit enhancement for a portion of the transferred asset, and other similar cases—the following distinction is made:

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011, 2010 AND 2009

NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

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

Fee and commission income and expenses are recognized in the Consolidated Statement of Income using criteria that vary according to their nature.  The main criteria are:

-	Fee and commission income and expenses relating to financial assets and liabilities measured at fair value through profit or loss are recognized when paid.
-	Those arising from transactions or services that are performed over a period of time are recognized over the life of these transactions or services.
-	Those relating to services provided in a single act are recognized when the single act is performed.

iii.	Non-finance income and expenses

These are recognized for accounting purposes on an accrual basis.

iv.	Loan arrangement fees

Fees that arise as a result of the origination of a loan, mainly application and analysis-related fees, are accrued and recorded in the Consolidated Statement of Income over the term of the loan. Regarding fees arising as a result of opening products, the Bank immediately records within the Consolidated Statements of Income the portion that corresponds to direct costs related to loan origination.

j)	Impairment

i.	Financial assets

A financial asset, other than that a fair value through profit and loss, is evaluated on each financial statement reporting date to determine whether objective evidence of impairment exists.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011, 2010 AND 2009

NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

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

The reversal of an impairment loss occurs only if it can be objectively related to an event occurring after the initial impairment loss was recorded.  In the case of financial assets recorded at amortized cost and for the financial assets available for sale that are securities for sale, the reversal is recorded in income, in the case of available for sale securities, up to the limit of the initially recorded other-than temporary impairment.

ii.	Non-financial assets

The Bank’s non-financial assets, excluding investment properties, are reviewed at reporting date to determine whether they show signs of impairment (i.e. its carrying amount exceeds its recoverable amount).  If such evidence exists, the amount to be recovered from the assets is then estimated.

In connection with other assets, impairment losses recorded in prior periods are assessed at each reporting date in search of any indication that the loss has decreased or disappeared and should be reversed. The increased carrying amount of an asset other than goodwill attributable to a reversal of an impairment loss shall not exceed the carrying amount that would have been determined (net of amortisation or depreciation) had no impairment loss been recognized for the asset in prior years.

k)	Property, plant and equipment

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

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011, 2010 AND 2009

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

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011, 2010 AND 2009

NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

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

In both cases, the finance income and finance expenses arising from these contracts are credited and debited, respectively, to “Interest income” and “Interest expense” in the Consolidated Statement of Income so as to achieve a constant rate of return over the lease term.

ii.	Operating leases

In operating leases, ownership of the leased asset and substantially all the risks and rewards incidental thereto remain with the lessor.

When the consolidated entities act as the lessor, they present the acquisition cost of the leased assets under "Property, plant and equipment”. The depreciation policy for these assets is consistent with that for similar items of property, plant and equipment held for own use and revenues from operating leases is recorded on a straight line basis under “Other operating income” in the Consolidated Statement of Income.

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

Internally developed computer software

Internally developed computer software is recorded as an intangible asset if, among other requirements (basically the Bank’s ability to use or sell it), it can be identified and its ability to generate future economic benefits can be demonstrated.  The estimated useful life for software is 3 years.

Intangible assets are amortized on a straight-line basis over their estimated useful life.

Expenditure on research activities is recorded as an expense in the year in which it is incurred and cannot be subsequently capitalized.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011, 2010 AND 2009

NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

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

The Bank has developed models to determine allowances for loan losses according to the type of portfolio or operations. Loans and accounts receivables from customers are divided into three categories:

i.	Consumer loans,
ii.	Mortgage loans, and
iii.	Commercial loans.

The specialization of the Santander Bank’s risk function is based on the type of customer and, accordingly, a distinction is made between individualized customers that are individually evaluated and standardized customers, evaluated in groups in the risk management process.

The models used to determine allowances are described below:

Allowances for individual evaluations on commercial loans

An individual assessment of debtors is necessary in the case of companies which, due to their size, complexity or level of exposure regarding the entity, must be known and analyzed in detail. The risk factors used are: industry or sector of the borrower, owners or managers of the borrower, their financial situation and payment capacity, and payment behavior.

The Bank assigns one of the following risk categories to each loan and borrower:

i.	Classifications A1, A2 and A3, correspond to borrowers with no apparent credit risk.
ii.	Classification B corresponds to borrowers with some credit risk but no apparent deterioration of payment capacity.
iii.	Classifications C1, C2, C3, C4, D1 and D2 correspond to borrowers whose loans have deteriorated.

For loans classified as A1, A2, A3 and B, we assign a specific provision level on an individual basic to each borrower and, therefore, the amount of loan loss allowance is determined on a case-by-case basis. All commercial loans for companies, including leasing and factoring, have been individually rated. In determining provisions, we make a distinction between debtors and deteriorated debtors.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011, 2010 AND 2009

NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

Borrowers with insufficient payment capacity in foreseeable circumstances are classified under C1, C2, C3, C4, D1, and D2 categories.  These categories relate to a classification based on the level of estimated incurred loss of commercial loans and leasing transactions of the customer’s business as a whole, quantified according to the methodology used by the Bank.

For purposes of determining allowance amounts, the percentage associated with the estimated incurred loss rate is applied to the total credit.

Allowances for group evaluations

Banco Santander Chile used group analysis for determining the provisioning levels for certain types of loans.  These models are intended to be used primarily to analyze loans to individuals (including consumer loans, lines of credit, mortgage loans and commercial loans to individuals) and commercial loans, primarily to small and some mid-sized companies.  Allowances are determined using these models to determine a historical loss rate by segment and risk profile of each group of clients.

The provisioning models for consumer loans separate these loans in four groups, each with its own model:

-	New clients, not renegotiated
-	Old clients, not renegotiated
-	New clients, renegotiated
-	Old clients, renegotiated

Each consumer model is separated by risk profile which is based on a scorecard statistical model that establishes a relation through regressions between various variables, such as payment behavior in the Bank, payment behavior outside the Bank, various socio-demographic data, among others, and a response variable that determines a client’s risk level, which in this case is 90 days non-performance.  Once the scorecards have been determined, risk profiles are established that are statistically significant with similar estimated incurred loss levels or charge-off vintage.

The estimated incurred loss rates for consumer loans corresponds to charge-offs net of recoveries.  This methodology establishes the period in which the estimated incurred loss is maximized.  Once this period is obtained, it is applied to each risk profile of each model to obtain the net charge-off level associated with this period.

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

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011, 2010 AND 2009

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

q)	Provisions, contingent assets, and contingent liabilities

Provisions are liabilities of uncertain timing or amount.  Provisions are recognized in the Consolidated Statements of Financial Position when the Bank:

i.	Has a present obligation (legal or constructive) as a result of past events, and

ii.	It is probable that an outflow of resources will be required to settle these obligations and the amount of these resources can be reliably measured.

Contingent assets or contingent liabilities are any potential rights or obligations arising from past events whose existence will be confirmed only by occurrence or non-occurrence of one or more uncertain future events that are not wholly within the control of the Bank.

The following are classified as contingent in the supplementary information:

i.	Guarantees and bonds: Encompasses guarantees, bonds, standby letters of credit, and guarantees of payment from buyers in factored receivables.

ii.	Confirmed foreign letters of credit: Encompasses letters of credit confirmed by the Bank.

iii.	Documentary letters of credit: Includes documentary letters of credit issued by the Bank, which have not yet been negotiated.

iv.	Documented guarantees: Guarantees with promissory notes.

v.	Interbank guarantee: Guarantees issued.

vi.	Unrestricted credit lines: The unused amount of credit lines that allow customers to draw without prior approval by the Bank (for example, using credit cards or overdrafts in checking accounts).

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011, 2010 AND 2009

NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

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

Provisions are quantified using the best available information on the consequences of the event giving rise to them and are reviewed and adjusted at the end of each year and are used to address the specific liabilities for which they were originally recognized. Partial or total reversals are recognized when such obligations cease to exist or are reduced.

Provisions are classified according to the obligation covered as follows:

-	Provision for employee salaries and expenses
-	Provision for mandatory dividends
-	Allowance for contingent credit risks
-	Provisions for contingencies

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

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011, 2010 AND 2009

NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

These estimates, made on the basis of the best available information, mainly refer to:

-	Impairment losses of certain assets (Notes 8, 9, 10, and 35)
-	The useful lives of tangible and intangible assets (Notes 14, 15, and 35)
-	The fair value of assets and liabilities (Notes 6, 7,8, 12, and 39)
-	Commitments and contingencies (Note 24)
-	Current and deferred taxes (Note 16)

t)	Non-current assets held for sale

Non-current assets (or a group which includes assets and liabilities for disposal) expected to be recovered mainly through sales rather than through continued use, are classified as held for sale. Immediately prior to this classification, assets (or elements of a disposable group) are re-measured in accordance with the Bank’s policies. The assets (or disposal group) are measured at the lower of carrying amount or fair value minus cost of sale.

Any impairment loss on disposal is first allocated to goodwill and then to the remaining assets and liabilities on a pro rata basis, except when no losses have been recorded in financial assets, deferred assets, employee benefit plan assets, and investment property, which are still evaluated according to the Bank’s accounting policies. Impairment losses on the initial classification of held-for-sale assets, and profits and losses from the revaluation are recorded in income. Profits are not recorded if they outweigh any cumulative loss.

As of December 31, 2011 and 2010, the Bank has not classified any non-current assets as held for sale.

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

At least once a year, the Bank performs the necessary analysis to update these assets' cost to sale. According to the Bank’s survey, as of December 31, 2011 the average cost to sale (the cost of maintaining and selling the asset) was estimated at 5.2% of the appraised value (5.5% as of December 31, 2010).

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

As of December 31, 2011 and 2010 the Bank did not have instruments that generated diluting effects on equity.

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

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011, 2010 AND 2009

NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

x)	Provision for mandatory dividends

As of December 31, 2011 and 2010 the Bank recorded a provision for mandatory dividends. This provision is made pursuant to Article 79 of the Corporations Act, which is in accordance with the Bank’s internal policy. Under Article 79 of the Corporations Act, at least 30% of net income for the period should be distributed, except in the case of a contrary resolution adopted at the respective shareholders’ meeting by unanimous vote of the outstanding shares. This provision is recorded, as a deduction under the “Retained earnings - Provisions for mandatory dividends” line of the Consolidated Statement of Changes in Equity.

Employee benefits

i.	Post-employment benefits – Defined benefit plans

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

Features of the Plan

The main features of the Post-Employment Benefits Plan sponsored by Grupo Santander Chile are:

a.	Aimed at the Group’s management
b.	The general requisite to apply is that the employee must be carrying out his duties when turning 60 years old.
c.	The Bank will take on insurance (pension fund) on the employee’s behalf, for which it will pay regularly the respective premium (contribution).
d.	The Bank will be directly responsible for granting benefits.

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

“Plan assets” are defined as that will be used to settle the obligations and that meet the following requirements:

-	They are not owned by the consolidated entities, but by a legally separate third party not related to the Bank.
-
They are available only to pay or fund post-employment benefits and cannot be returned to the consolidated entities except when the assets remaining in the plan are sufficient to meet all the obligations of the plan and of the entity in relation to the benefits due to current or former employees or to reimburse employee benefits already paid by the Bank.

“Actuarial gains and losses” are defined as those arising from the differences between previous actuarial assumptions and what has actually occurred, and from changes in the actuarial assumptions used. For the plans, the Bank applies the “corridor approach” criterion, whereby it recognizes in the Consolidated Statement of Income, the amount resulting from dividing by five the higher of the net value of the accumulated actuarial gains and/or losses not recognized at the beginning of each period and exceeding 10% of the present value of the obligations or 10% of the fair value of the assets at the beginning of the period.

“Past service cost” — which arise from  changes made to existing post-employment benefits or from the introduction of new benefits — is recognized in the Consolidated Statement of Income on a straight line basis over the period beginning on the date on which the new commitments arose to the date on which the employee has an irrevocable right to receive the new benefits.

Post-employment benefits are recognized in the Consolidated Statement of Income as follows:

-
Current service cost, defined as the increase in the present value of the obligations arising as a consequence of the services provided by the employees during the period under the “Personnel salaries and expenses” item.

-
Interest cost, defined as the increase in the present value of the obligations as a consequence of the passage of time which occurs during the period. When the obligations are shown in liabilities in the Consolidated Statements of Financial Position net of the plan assets, the cost of the liabilities recognized in the Consolidated Statement of Income under “Personnel salaries and expenses” reflects exclusively the obligations recorded as liabilities.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011, 2010 AND 2009

NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

-	The expected return on the plan assets and the gains and losses on their value, less any cost arising from their management and the taxes to which they are subject.
-
The actuarial gains and losses calculated using the corridor approach and the unrecognized past service cost, are recorded under “Personnel salaries and expenses” in the Consolidated Statement of Income.

ii.	Severance Provision

Severance provisions for years of employment are recorded only when they actually occur or upon the availability of a formal and detailed plan in which the fundamental modifications to be made are identified, provided that such plan has already started to be implemented or its principal features have been publicly announced, or objective facts about its execution are known.

iii.	Share-based compensation

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

a)	New and revised IFRS effective in the current year

The following new and revised IFRS have been adopted in these financial statements:

Annual Improvements to IFRS 2010

On May 6, 2010, the IASB issued Improvements to IFRSs 2010 – Incorporating amendments to seven International Financial Reporting Standards (IFRSs). This is the third collection of amendments issued under the annual improvements process, which is designed to make necessary, but non-urgent, amendments to IFRSs.  The amendments are effective for annual periods starting on or after July 1, 2010 and for annual periods starting on or after January 1, 2011.  These amendments did not have a material impact on our consolidated financial statements.

Amendment to IFRIC 14, the Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction

In December 2009 the IASB issued Prepayments of Minimum Funding Requirements, amendments to IFRIC 14 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction (IFRIC 14).  The amendment has been made to remedy an unintended consequence of IFRIC 14 where the entities are prohibited in some circumstances to recognize as an asset the advance payments for minimum funding contributions.  This amendment is effective for annual periods beginning on or after January 1, 2011. These amendments did not have a material impact on our consolidated financial statements.

IFRIC 19, Extinguishing Financial Liabilities with Equity Instruments

On November 26, 2009, the International Financial reporting Interpretations Committee (IFRIC) issued IFRIC 19 Extinguishment of Liabilities to Equity Instruments.  This interpretation provides guidance on how to account for the extinction of financial liabilities by issuing equity instruments.  The interpretation indicates that the issuance of equity instruments to extinguish an obligation constitutes paid consideration. This consideration should be measured at fair value of the equity instrument issued, unless that fair value is not readily determinable, in which case the equity instruments should be measured at fair value of the obligation extinguished.  This interpretation is effective for annual periods beginning on or after July 1, 2010.  These amendments did not have a material impact on our consolidated financial statements.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011, 2010 AND 2009

NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

Amendments to IAS 24, Related Party Transactions

On November 4, 2009, the IASB issued Amendments to IAS 24 Related Party Disclosures. The revised standard simplifies the disclosure requirements for entities that are controlled, jointly controlled, or significantly influenced by a governmental entity (referred to as related government-related entities), and clarifies the definition of “related party”.

The revised standard is effective for annual periods beginning on or after January 1, 2011 and requires retrospective application. Therefore, in the year of initial application, disclosures for the comparative period will need to be restated.  Moreover, earlier application is permitted, either of the whole revised standard or of the partial exemption for government-related entities.  If an entity applies either the whole standard or the partial exemption for a period beginning before January 1, 2011, it is required to disclose that fact. These amendments did not have a material impact on our consolidated financial statements.

Amendment to IAS 32, Financial Instruments: Presentation

On October 8, 2009, the IASB issued an amendment to IAS 32 Financial Instruments: Presentation entitled Classification of Rights Issues, on the classification of rights issues (e.g. rights, options, or warrants).  Under the amendments, rights, options and warrants otherwise meeting the definition of equity instruments in IAS 32.11 issued to acquire a fixed number of an entity’s own non-derivative equity instruments for a fixed amount in any currency are classified as equity instruments provided the offer is made pro-rata to all existing owners of the same class of the entity’s own non-derivative equity instruments.  The amendment is effective for annual periods beginning on or after February 1, 2010 with earlier application permitted.  These amendments did not have a material impact on our consolidated financial statements.

b)	New and revised IFRS issued but not yet effective

As of the date of issuance of these consolidated financial statements, the following accounting pronouncements have been issued by the IASB.  These pronouncements are new pronouncements or amendments, revisions, modifications, or interpretations of existing pronouncements.  Further, the application of the below pronouncements is not mandatory until the dates noted below.

IFRS 7, Financial Instruments: Disclosure

On December 16, 2011, the IASB issued an amendment to IFRS 7 Financial Instruments: Offsetting of Financial Assets and Financial Liabilities, the new disclosure will require to disclose gross amounts subject to rights of set-off and the related net credit exposure. This information will help investors understand the extent to which an entity has set off in its balance sheet and the effects of rights of set-0ff on the entity’s right and obligation. The disclosure are effective for annual periods beginning on or after January 1, 2013, retrospective application will be required to maximize comparability between periods .

Management believes that this new standard will be adopted in its financial statements for the period beginning January 1, 2013.  Last, Management has not had the opportunity to consider the potential impact of the adoption of these amendments.

IAS 32, Financial Instruments:  Presentation

On December 16, 2011 together with the amendment to IFRS 7, IASB issued an amendment to IAS 32 Offsetting of Financial Assets and Financial Liabilities , which clarifies aspects related to the diversity of applications offsetting requirements, the main affected areas are: clarification of the meaning of “has a legally enforceable right to set off the recognized amounts”, clarification of the criterion “to realize the asset and settle the liability simultaneously”, offsetting  collateral amounts and unit of account when applying offsetting requirements. The effective date of these amendments is for annual periods beginning on or after January 1, 2014. An entity shall apply those amendments retrospectively, early application is permitted.

Management believes that this new standard will be adopted in its financial statements for the period beginning January 1, 2013.  Last, Management has not had the opportunity to consider the potential impact of the adoption of these amendments.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011, 2010 AND 2009

NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

IAS 1, Presentation of Financial Statements

On June 16, 2011 the IASB issued an amendments to IAS 1 Presentation of Financial Statements: Presentation of Items of the Other Comprehensive Income, the main change is that entities will be required to group items presented in other comprehensive income (OCI) on the basis of whether they would be reclassified to profit or loss at a later date, when specified conditions are met, the amendments do not address which items are presented in OCI or which items need to be reclassified. The effective date is for the annual period beginning on or after July 1, 2012 with early adoption permitted.

Management believes that this new standard will be adopted in its financial statements for the period beginning January 1, 2012.  Last, Management has not had the opportunity to consider the potential impact of the adoption of these amendments.

IAS 19, Employee Benefits

On June 16, 2011 the IASB issued an amendment to IAS 19 Employee Benefits, the amendments focus on three key areas:

-	Recognition – the elimination of the option to defer the recognition of gains and losses resulting from defined benefit plans (corridor approach)
-	Presentation – the elimination of options for the presentation of gains and losses relating to those plans
-	Disclosure – the improvement of disclosure requirements that will better show the characteristics of defined plans and the risks arising from those plans.

The effective date is for the annual period beginning on or after January 1, 2013, with early adoption permitted.

Management believes that this new standard will be adopted in its financial statements for the period beginning January 1, 2013.  Lastly, Management has not had the opportunity to consider the potential impact of the adoption of these amendments.

IFRS 10, Consolidated Financial Statements

On May 12, 2011, the IASB issued IFRS 10 Consolidated Financial Statements, which is a replacement of IAS 27 Consolidated and Separate Financial Statements and SIC – 12 Consolidation – Special Purpose Entities.  The objective of IFRS 10 is to have a single basis for consolidation for all entities, regardless of the nature of the investee, and that basis is control. The definition of control includes three elements: power over an investee, exposure or rights to variable returns of the investee and the ability to use power over the investee to affect the investor’s returns. IFRS 10 provides detailed guidance on how to apply the control principle in a number of situations, including agency relationships and holdings of potential voting rights. An investor would reassess whether it controls an investee if there is a change in facts and circumstances. IFRS 10 replaces those parts of IAS 27 that address when and how an investor should prepare consolidated financial statements and replaces SIC – 12 in its entirety. The effective date of IFRS 10 is January 1, 2013, with earlier application permitted under certain circumstances.

Management believes that this new standard will be adopted in its financial statements for the period beginning January 1, 2013.  Lastly, Management has not had the opportunity to consider the potential impact of the adoption of these amendments.

IFRS 11, Joint Arrangements

On May 12, 2011, the IASB issued IFRS 11 Joint Arrangements which supersedes IAS 31 Interests in Joint Ventures and SIC – 13 Jointly Controlled Entities – Non-Monetary Contributions by Venturers. IFRS 11 classifies joint arrangements as either joint operations (combining the existing concepts of jointly controlled assets and jointly controlled operations) or joint ventures (equivalent to the existing concept of a jointly controlled entity). A joint operation  is a joint arrangement whereby the parties that have joint control have rights to the assets and obligations for the liabilities. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. IFRS 11 requires the use of the equity method of accounting for interests in joint ventures thereby eliminating the proportionate consolidation method. The effective date of IFRS 11 is January 1, 2013, with earlier application permitted under certain circumstances.

Management believes that this new standard will be adopted in its financial statements for the period beginning January 1, 2013.  Lastly, Management has not had the opportunity to consider the potential impact of the adoption of these amendments.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011, 2010 AND 2009

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

Management believes that this new standard will be adopted in its financial statements for the period beginning January 1, 2013.  Lastly, Management has not had the opportunity to consider the potential impact of the adoption of these amendments.

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

Management believes that this new standard will be adopted in its financial statements for the period beginning January 1, 2013.  Lastly, Management has not had the opportunity to consider the potential impact of the adoption of these amendments.

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

Amendments to IAS 12, Income Taxes

On December 20, 2010, the IASB published Deferred Tax: Recovery of Underlying Assets – Amendments to IAS 12.  The amendments provide an exception to the general principle in IAS 12 Income Taxes (IAS 12) that the measurement of deferred tax assets and deferred tax liabilities should reflect the tax consequences that would follow from the manner in which the entity expects to recover the carrying amount of an asset.

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

Management believes that these amendments will be adopted in its financial statements for the period beginning January 1, 2012.  Lastly, Management has not had the opportunity to consider the potential impact of the adoption of these amendments.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011, 2010 AND 2009

NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

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

Lastly Management has not had the opportunity to consider the potential impact of the adoption of these amendments.

IFRS 9, Financial Instruments

IFRS 9 issued in November 2009 introduces new requirements for the classification and measurement of financial assets. IFRS 9 amended in October 2010 includes the requirements for the classification and measurement of financial liabilities and for derecognition.

Key requirements of IFRS 9 are described as follows:

•
IFRS 9 requires all recognized financial assets that are within the scope of IAS 39 Financial Instruments: Recognition and Measurement to be subsequently measured at amortized cost or fair value. Specifically, debt investments that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortized cost at the end of subsequent accounting periods. All other debt investments and equity investments are measured at their fair values at the end of subsequent accounting periods.

•
The most significant effect of IFRS 9 regarding the classification and measurement of financial liabilities relates to the accounting for changes in the fair value of a financial liability (designated as at fair value through profit or loss) attributable to changes in the credit risk of that liability. Specifically, under IFRS 9, for financial liabilities that are designated as at fair value through profit or loss, the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability is presented in other comprehensive income, unless the recognition of the effects of changes in the liability's credit risk in other comprehensive income would create or enlarge an accounting mismatch in profit or loss. Changes in fair value attributable to a financial liability's credit risk are not subsequently reclassified to profit or loss. Previously, under IAS 39, the entire amount of the change in the fair value of the financial liability designated as at fair value through profit or loss was presented in profit or loss.

IFRS 9 is effective for annual periods beginning on or after 1 January 2013, with earlier application permitted. Management believes that this new standard will be adopted in its financial statements for the period beginning January 1, 2015.  The Administration is evaluating the potential impact of the adoption of these amendments.

NOTE 02 – ACCOUNTING CHANGES:

During the year ended December 31, 2011, there have not been accounting changes that significantly affect the presentation of these consolidated financial statements.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011, 2010 AND 2009

NOTE 03 - SIGNIFICANT EVENTS:

As of December 31, 2011, the following significant events have occurred and had an impact on the Bank’s operations or financial statements:

a)	The Board

A Shareholders’ Meeting of Banco Santander Chile was held on April 26, 2011, chaired by Mr. Mauricio Larraín Garcés (Chairman), and attended by Jesús María Zabalza Lotina (First Vice President), Oscar von Chrismar Carvajal (Second Vice President), Víctor Arbulú Crousillat, Lisandro Serrano Spoerer, Marco Colodro Hadjes, Vittorio Corbo Lioi, Carlos Olivos Marchant, Roberto Méndez Torres, Lucía Santa Cruz Sutil, Roberto Zahler Mayanz, Raimundo Monge Zegers (Alternate Director), and Juan Manuel Hoyos Martínez de Irujo (Alternate Director).  Also, the CEO Claudio Melandri Hinojosa and CAO Felipe Contreras Fajardo attended the meeting.

On December 28, 2010 Claudia Bobadilla Ferrer resigned from her position as Director.  In an Extraordinary Board Session held on April 26, 2011, Mr. Lisandro Serrano Spoerer was confirmed as Director in the position left by Ms. Claudia Bobadilla Ferrer.

Use of income and Distribution of Dividends

According to the information presented in the aforementioned meeting, 2010 net income (designated in the financial statements as “Income attributable to equity holders of the Bank ”) amounted Ch$ 505,393 million. The Board approved to distribute 60% of such net income which divided by the amount of shares issued corresponds to a Ch$ $1.519 dividend per share, which was payable starting on April 26, 2011. In addition, the Board  approved that 40% of the remaining profit be destined to increase the Bank’s reserves.

b)	Issuance of Bonds during 2011

In 2011, the Bank issued senior bonds in the amount of USD 635,000,000, UF 12,000,000  and CLP 50,000,000,000. The placement detail in 2011 is included in Note 20.

b.1) 2011 Senior Bonds

Series	Amount	Term	Interest Rate	Date of Issuance	Maturity date
Floating rate bond	USD 500,000,000	5 years	Libor (3 months) + 160 bp	01/19/2011	01/19/2016
Floating rate bond	USD 135,000,000	6 months	Libor (3 months) + 80 bp	11/29/2011	05/29/2012
Total	USD 635,000,000
E1	UF 4,000,000	5 years	3.00% per annum simple	02/01/2011	02/01/2016
E2	UF 4,000,000	7.5 years	3.50 % per annum simple	02/01/2011	07/01/2018
E3	UF 4,000,000	8.5 years	3.50 % per annum simple	02/01/2011	07/01/2019
Total	UF 12,000,000
E4	CLP 50,000,000,000	5 years	6.75 % per annum simple	07/01/2011	06/01/2016
Total	CLP 50,000,000,000

b.2) 2011 Subordinated bonds

In 2011, the Bank has issued the following subordinated bonds:

Series	Amount	Term	Interest Rate	Date of Issuance	Maturity date
G3	UF 3,000,000	25 years	3.90 % annual due	07/01/2010	07/01/2035
G5	UF 4,000,000 (i)	20 years	3.90 % annual due	05/01/2011	04/01/2031
Total	UF 7,000,000

(i) As of December 31, 2011 UF 2,100,000 in bonds have been issued; leaving this series with a UF 1,900,000 par value to be placed.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011, 2010 AND 2009

NOTE 03 - SIGNIFICANT EVENTS, continued:

c)	Building sale

In 2011, the Bank sold eight office branches. These transactions are detailed in Note 36.

d)	Sales of loans previously charged off

In 2011, Banco Santander Chile signed assignment agreements of loans previously charged off with “Fondo de Inversiones Cantábrico.”  As of December 31, 2011, the following portfolio sales have been performed:

	Nominal portfolio sale
	Commercial	Consumer	Nominal portfolio sale Total	Selling price
Date of agreement	MCh$	MCh$	MCh$	MCh$
01/20/2011	888	8,222	9,110	592
02/23/2011	774	6,802	7,576	492
03/23/2011	969	6,958	7,797	507
04/26/2011	768	6,386	7,154	465
05/25/2011	990	6,611	7,601	494
06/22/2011	805	7,676	8,481	551
07/26/2011	930	9,207	10,137	659
08/24/2011	2,351	10,221	12,572	817
09/22/2011	664	14,745	15,409	1,002
10/27/2011	716	12,702	13,418	872
11/22/2011	476	10,898	11,374	739
12/26/2011	762	14,462	15,224	990
Total	11,093	114,890	125,853	8,180

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011, 2010 AND 2009

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
Serves individuals with monthly incomes in excess of Ch$400,000. This segment gives customers a variety of services, including consumer loans, credit cards, auto loans, mortgage loans, debit cards, savings products, mutual funds, commercial loans, foreign trade, checking accounts, insurance and stock brokerage.

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
This segment includes all the companies engaged in the real estate industry that carry out projects to sell properties to third parties and all builders with annual sales exceeding Ch$800 million with no ceiling. These clients are offered not only the traditional banking services but also specialized services to finance projects, mainly residential, with the aim of expanding sales of mortgage loans.

c.	Large corporations
Serves companies with annual sales exceeding Ch$10,000 million. This segment provides a wide variety of products, including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, investment banking, savings products, mutual funds, and insurance.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011, 2010 AND 2009

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

The segments’ accounting policies are the same as those described in the summary of accounting policies. The Bank earns most of its income in the form of interest income, fee and commission income and income from financial operations. To evaluate a segment’s financial performance, the highest decision making authority bases his assessment on the segment's interest income, fee and commission income, and expenses. This assessment helps the Bank make decisions over the resources that will be allocated to each segment.

To achieve the strategic objectives adopted by the top management and adapt to changing market conditions, the Bank makes changes in its organization from time to time, which in turn have a greater or lesser impact on how it is managed or administered.  Hence, this disclosure furnishes information on how the Bank is managed as of December 31, 2011. The information for the previous year (2010) has been prepared on the basis of the criteria in force at the closing date for these financial statements, to achieve a proper comparability of figures.

In addition, during 2011—since the real liquidity cost has been consistently from the referential yield curve—the Bank has decided to modify the calculation method for the Internal Transfer Rate (ITR) used to determine the profitability of the different segments (spread measurement).

Before this change, the Banks established the ITR for each operation based on its maturity, regardless whether they were assets or liabilities. Since 2011, the ITR is calculated based on the corporate hub of the units.  This change in method is lined up with the new regulations and improves the process of establishing the operation prices since it delivers a more precise assessment of their profitability.

These changes did not create any significant difference for the Bank nor did they affect its profit and loss.  Below are comparative tables for 2010 between the new method in use and the former one:

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011, 2010 AND 2009

NOTE 04 - BUSINESS SEGMENTS, continued:

As of December 31, 2010
	Loans and accounts receivable from customers, net (1)		Net interest income		Provision for loan losses
	Former	New	Former	New	Former	New
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Segments
Individuals	8,407,416	8,378,969	524,920	533,500	(154,362)	(114,562)
Santander Banefe	717,699	714,899	115,252	106,942	(44,849)	(27,919)
Commercial Banking	7,689,717	7,664,070	409,668	426,558	(109,513)	(86,643)
Small and mid-sized companies (PYMEs)	2,375,192	2,373,360	175,538	192,825	(70,850)	(75,742)
Institutional	331,153	332,150	28,609	19,675	(482)	(1,229)

Companies	3,288,107	3,286,920	114,460	126,936	(24,532)	(45,769)
Companies	1,353,686	1,353,400	50,449	57,077	(18,922)	(18,922)
Large Corporations	1,411,236	1,410,578	38,755	52,678	(8,498)	(27,983)
Real estate	523,185	522,942	25,256	17,181	2,888	1,136
Commercial Banking	14,401,868	14,371,399	843,527	872,936	(250,226)	(237,302)

Global Banking and Markets	1,293,305	1,293,221	81,203	60,164	(2,570)	(15,495)
Corporate	1,293,305	1,293,221	90,825	69,786	(2,570)	(15,495)
Treasury	-	-	(9,622)	(9,622)	-	-
Other	32,109	62,662	14,989	6,619	(1,119)	(1,118)

Total	15,727,282	15,727,282	939,719	939,719	(253,915)	(253,915)

(1) Corresponds to Loans and accounts receivable from customers, before deduction of their allowances for loan losses.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011, 2010 AND 2009

NOTE 04 - BUSINESS SEGMENTS, continued:

As of December 31, 2009
	Loans and accounts receivable from customers, net (1)		Net interest income		Provision for loan losses
	Former	New	Former	New	Former	New
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Segments
Individuals	7,287,925	7,287,925	532,060	532,060	(229,801)	(229,733)
Santander Banefe	609,808	609,808	115,840	115,840	(82,588)	(82,564)
Commercial Banking	6,678,117	6,678,117	416,220	416,220	(147,213)	(147,169)
Small and mid-sized companies (PYMEs)	2,485,505	2,485,505	228,928	228,928	(76,075)	(76,143)
Institutional	282,933	282,933	18,789	18,789	(327)	(327)

Companies	2,471,162	2,456,321	114,432	114,932	(24,333)	(24,626)
Companies	1,051,875	1,051,875	53,407	53,407	(8,618)	(8,618)
Large Corporations	436,349	968,097	43,233	43,733	(17,756)	(18,049)
Real estate	982,938	436,349	17,792	17,792	2,041	2,041
Commercial Banking	12,527,525	12,512,684	894,209	894,709	(330,536)	(330,829)

Global Banking and Markets	1,194,706	1,209,547	33,738	33,238	(2,511)	(2,218)
Corporate	1,194,706	1,209,547	54,728	54,228	(2,511)	(2,218)
Treasury	-	-	(20,990)	(20,990)	-	-
Other	29,045	29,045	(71,431)	(71,431)	(98)	(98)

Total	13,751,276	13,751,276	856,516	856,516	(333,145)	(333,145)

(1) Corresponds to Loans and accounts receivable from customers, before deduction of their allowances for loan losses.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011, 2010 AND 2009

NOTE 04 - BUSINESS SEGMENTS, continued:

Below are the tables showing the Bank’s results by business segment, for the periods ended as of December 31, 2011 and 2010 in addition to the corresponding balances of loans and accounts receivable from customers as of December 31, 2011 and 2010.

As of December 31, 2011
	Loans and accounts receivable from customers, net (1)	Net interest income	Net fee and commission income	ROF (2)	Provision for loan losses	Support expenses (3)	Segment’s net contribution
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Segments
Individuals	9,289,345	570,293	187,176	9,095	(248,137)	(322,273)	196,154
Santander Banefe	804,852	117,154	37,206	275	(62,252)	(70,719)	21,664
Commercial Banking	8,484,493	453,139	149,970	8,820	(185,885)	(251,554)	174,490
Small and mid-sized companies (PYMEs)	2,560,736	207,008	38,274	9,577	(65,028)	(74,962)	114,869
Institutional	355,199	26,856	1,831	859	503	(11,329)	18,720

Companies	3,650,709	140,818	24,310	13,427	(11,592)	(40,680)	126,283
Companies	1,583,895	65,499	12,785	7,134	(10,080)	(22,698)	52,640
Large Corporations	1,470,447	56,467	8,594	5,669	(1,212)	(13,496)	56,022
Real estate	596,367	18,852	2,931	624	(300)	(4,486)	17,621
Commercial Banking	15,855,989	944,975	251,591	32,958	(324,254)	(449,244)	456,026

Global Banking and Markets	1,494,752	48,942	31,908	68,530	7,614	(35,302)	121,692
Corporate	1,479,838	64,845	30,745	1,368	7,614	(13,790)	90,782
Treasury	14,914	(15,903)	1,163	67,162	-	(21,512)	30,910
Other	84,041	(21,617)	(5,663)	(7,291)	503	(16,474)	(50,542)

Total	17,434,782	972,300	277,836	94,197	(316,137)	(501,020)	527,176

Other operating income	18,749
Other operating expenses	(64,208)
Income from investments in other companies	2,140
Income tax	(77,193)
Consolidated income for the period	406,664

1)
Corresponds to Loans and accounts receivable from customers, net (Ch$ 16,858,637 million) plus interbank loans, net (Ch$87,677 million), before deduction of their allowances for loan losses (Ch$488,457 million and Ch$11 million, respectively), which were restituted for presentation purposes in this table.

(2)	Results from financial operations. Correspond to the sum of Net income from financial operations (Ch$170,857 million) and foreign exchange profit (loss), net (Ch$76,660 million).
(3)
Corresponds to the sum of Personnel salaries and expenses (Ch$280,613 million), administrative expenses (Ch$166,825 million), depreciation and amortization (Ch$53,466 million) and impairment (Ch$116 million).

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011, 2010 AND 2009

NOTE 04 - BUSINESS SEGMENTS, continued:

As of December 31, 2010
	Loans and accounts receivables from customers, net (1)	Net interest income	Net fee and commission income	ROF (2)	Provision for loan losses	Support expenses (3)	Segment’s net contribution
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Segments
Individuals	8,378,969	533,500	191,841	5,027	(114,562)	(291,208)	324,598
Santander Banefe	714,899	106,942	32,133	15	(27,919)	(66,272)	44,899
Commercial Banking	7,664,070	426,558	159,708	5,012	(86,643)	(224,936)	279,699
Small and mid-sized companies (PYMEs)	2,373,360	192,825	34,460	7,168	(75,742)	(67,059)	91,652
Institutional	332,150	19,675	2,452	1,974	(1,229)	(10,108)	12,764

Companies	3,286,920	126,936	20,215	15,047	(45,769)	(32,623)	83,806
Companies	1,353,400	57,077	11,298	7,150	(18,922)	(15,796)	40,807
Large Corporations	1,410,578	52,678	6,121	7,129	(27,983)	(12,784)	25,161
Real estate	522,942	17,181	2,796	768	1,136	(4,043)	17,838
Commercial Banking	14,371,399	872,936	248,968	29,216	(237,302)	(400,998)	512,820

Global Banking and Markets	1,293,221	60,164	23,173	56,364	(15,495)	(30,788)	93,418
Corporate	1,293,221	69,786	24,452	1,445	(15,495)	(11,592)	68,596
Treasury	-	(9,622)	(1,279)	54,919	-	(19,196)	24,822
Other	62,662	6,619	(8,559)	10,408	(1,118)	(20,150)	(12,800)

Total	15,727,282	939,719	263,582	95,988	(253,915)	(451,936)	593,438
Other operating income	43,608
Other operating expenses	(45,402)
Income from investments in other companies	1,171
Income tax expense	(85,343)
Consolidated income for the period	507,472

1)
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

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011, 2010 AND 2009

NOTE 04 - BUSINESS SEGMENTS, continued:

As of December 31, 2009
	Loans and accounts receivables from customers, net (1)	Net Interest income	Net fee and commission income	ROF (2)	Provisions	Support expenses (3)	Segment’s net contribution
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Segments
Individuals	7,287,925	532,060	171,433	19,027	(229,733)	(268,934)	223,853
Santander Banefe	609,808	115,840	29,452	5,078	(82,564)	(54,913)	12,893
Commercial Banking	6,678,117	416,220	141,981	13,949	(147,169)	(214,021)	210,960
Small and mid-sized companies (PYMEs)	2,485,505	228,928	41,917	11,037	(76,143)	(58,741)	146,998
Institutional	282,933	18,789	1,962	664	(327)	(6,799)	14,289

Companies	2,456,321	114,932	20,567	16,181	(24,626)	(30,628)	96,426
Companies	1,051,875	53,407	9,813	7,248	(8,618)	(15,989)	45,861
Large Corporations	968,097	43,733	8,416	8,785	(18,049)	(10,359)	32,526
Real estate	436,349	17,792	2,338	148	2,041	(4,280)	18,039
Commercial Banking	12,512,684	894,709	235,879	46,909	(330,829)	(365,102)	481,566

Global Banking and Markets	1,209,547	33,238	18,747	64,557	(2,218)	(29,485)	84,839
Corporate	1,209,547	54,228	19,387	5	(2,218)	(14,803)	56,599
Treasury	-	(20,990)	(640)	64,552	-	(14,682)	28,240
Other	29,045	(71,431)	(496)	55,662	(98)	(13,307)	(29,670)

Total	13,751,276	856,516	254,130	167,128	(333,145)	(407,894)	536,735

Other operating income	25,866
Other operating expenses	(37,364)
Income from investments in other companies	297
Income tax expense	(88,924)
Consolidated income for the period	436,610

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

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011, 2010 AND 2009

NOTE 05 - CASH AND CASH EQUIVALENTS:

a)	The detail of the balances included under cash and cash equivalents is as follows:

	As of December 31,
	2011	2010
	MCh$	MCh$

Cash and deposits in banks
Cash	369,585	354,340
Deposits in the Central Bank of Chile	2,142,550	1,312,111
Deposits in domestic banks	465	418
Deposits in foreign banks	281,101	95,329
Subtotals – Cash and bank deposits	2,793,701	1,762,198

Unsettled transactions, net	186,968	74,243

Cash and cash equivalents	2,980,669	1,836,441

The level of funds in cash and at the Central Bank of Chile, which are included in the “Deposits in the Central Bank of Chile” line, reflects regulations governing the reserves that the Bank must maintain on average in monthly periods.

b)	Cash in process of collection:

Cash in process of collection are transactions in which only settlement remains pending, which will increase (assets) or decrease (liabilities) funds in the Central Bank of Chile or in foreign banks, normally within the next 24 to 48 business hours from the end of each period. These transactions are presented according to the following detail:

	As of December 31,
	2011	2010
	MCh$	MCh$

Assets
Documents held by other banks (documents to be exchanged)	188,907	207,346
Funds receivable	87,547	167,022
Subtotals	276,454	374,368
Liabilities
Funds payable	89,486	300,125
Subtotals	89,486	300,125

Cash in process of collection, net	186,968	74,243

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011, 2010 AND 2009

NOTE 06 - TRADING INVESTMENTS:

The detail of the instruments classified as financial trading investments is as follows:

	As of December 31,
	2011	2010
	MCh$	MCh$

Chilean Central Bank and Government securities:
Chilean Central Bank Bonds	311,503	247,019
Chilean Central Bank Notes	60,233	68,985
Other Chilean Central Bank and Government securities	15,789	7,123
Subtotals	387,525	323,127

Other Chilean securities:
Time deposits in Chilean financial institutions	-	-
Mortgage finance bonds of Chilean financial institutions	-	-
Chilean financial institutions bonds	-	19,628
Chilean corporate bonds	-	11,404
Other Chilean securities	-	-
Subtotals	-	31,032

Foreign financial securities:
Foreign Central Banks and Government securities	-	-
Other foreign financial instruments	-	-
Subtotals	-	-

Investments in mutual funds:
Funds managed by related entities	22,238	25,511
Funds managed by others	-	-
Subtotals	22,238	25,511

Total	409,763	379,670

As of December 31, 2011 and 2010 under “Other Chilean Securities” and “Foreign financial securities” item there are no securities sold under repurchase agreement to customers and financial institutions.

As of December 31, 2011 under “Chilean Central Bank and Government securities” there are instruments sold under repurchase agreements to customers and financial institutions amounting to MCh$ 27,017 (MCh$ 0 as of December 31, 2010).

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011, 2010 AND 2009

NOTE 07 - INVESTMENTS UNDER RESALE AGREEMENTS AND OBLIGATIONS UNDER REPURCHASE AGREEMENTS:

a)	Rights arising from resale agreements

The Bank purchases financial instruments agreeing to resell them at a future date. As of December 31, 2011 and 2010 the instruments acquired under resale agreements are as follows:

As of December 31,
	2011				2010
	From 1 day and less than 3 months	More than 3 months and less than 1 year	More than 1 year	Total	From 1 day and less than 3 months	More than 3 months and less than 1 year	More than 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Chilean Central Bank and Government securities:
Chilean Central Bank Bonds	12,928	-	-	12,928	170,985	-	-	170,985
Chilean Central Bank Notes	-	-	-	-	-	-	-	-
Other Chilean Central Bank and Government securities	-	-	-	-	-	-	-	-
Subtotals	12,928	-	-	12,928	170,985	-	-	170,985
Other Chilean securities:
Time deposits in Chilean financial institutions	-	-	-	-	-	-	-	-
Mortgage finance bonds of Chilean financial institutions	-	-	-	-	-	-	-	-
Chilean financial institutions bonds	-	-	-	-	-	-	-	-
Chilean corporate bonds	-	-	-	-	-	-	-	-
Other Chilean securities	-	-	-	-	-	-	-	-
Subtotals	-	-	-	-	-	-	-	-
Foreign financial securities:
Foreign Central Banks and Government securities	-	-	-	-	-	-	-	-
Other foreign financial instruments	-	-	-	-	-	-	-	-
Subtotals	-	-	-	-	-	-	-	-
Investments in mutual funds:
Funds managed by related entities	-	-	-	-	-	-	-	-
Funds managed by others	-	-	-	-	-	-	-	-
Subtotals	-	-	-	-	-	-	-	-

Total	12,928	-	-	12,928	170,985	-	-	170,985

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011, 2010 AND 2009

NOTE 07 - INVESTMENTS UNDER RESALE AGREEMENTS AND OBLIGATIONS UNDER REPURCHASE AGREEMENTS, continued:

b)	Obligations arising from repurchase agreements

The Bank raises funds by selling financial instruments and committing itself to buy them back at future dates, plus interest at a predetermined rate. As of December 31, 2011 and 2010 the obligations under repurchase agreements are as follows:

	As of December 31,
	2011				2010
	From 1 day and less than 3 months	More than 3 months and less than 1 year	More than 1 year	Total	From 1 day and less than 3 months	More than 3 months and less than 1 year	More than 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Chilean Central Bank and Government securities:
Chilean Central Bank Bonds	27,638	-	-	27,638	140,005	-	-	140,005
Chilean Central Bank Notes	270,591	-	-	270,591	3,515	-	-	3,515
Other Chilean Central Bank and Government securities	-	-	-	-	21	-	-	21
Subtotals	298,229	-	-	298,229	143,541	-	-	143,541
Other Chilean securities:
Time deposits in Chilean financial institutions	243,548	2,584	-	246,132	150,236	936	-	151,172
Mortgage finance bonds of Chilean financial institutions	18	2	-	20	12	-	-	12
Chilean financial institutions bonds	-	-	-	-	-	-	-	-
Chilean corporate bonds	-	-	-	-	-	-	-	-
Other Chilean securities	-	-	-	-	-	-	-	-
Subtotals	243,566	2,586	-	246,152	150,248	936	-	151,184
Foreign financial securities:
Foreign Central Banks and Government securities	-	-	-	-	-	-	-	-
Other foreign financial instruments	-	-	-	-	-	-	-	-
Subtotals	-	-	-	-	-	-	-	-
Investments in mutual funds:
Funds managed by related entities	-	-	-	-	-	-	-	-
Funds managed by others	-	-	-	-	-	-	-	-
Subtotals	-	-	-	-	-	-	-	-

Total	541,795	2,586	-	544,381	293,789	936	-	294,725

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011, 2010 AND 2009

NOTE 07 - INVESTMENTS UNDER REPURCHASE AGREEMENTS AND OBLIGATIONS UNDER REPURCHASE AGREEMENTS, continued:

As of December 31, 2011 and 2010 the detail of instruments sold under repurchase agreements, by type of portfolio, is as follows:

	As of December 31,
	2011			2010
	Available for sale Portfolio	Trading Portfolio	Total Instruments with agreement	Available for sale portfolio	Trading Portfolio	Total Instruments with agreement
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Chilean Central Bank and Government securities:
Chilean Central Bank Bonds	27,688	-	27,688	140,494	-	140,494
Chilean Central Bank Notes	245,635	27,017	272,652	3,518	-	3,518
Other Chilean Central Bank and Government securities	-	-	-	22	-	22
Subtotals	273,323	27,017	300,340	144,034	-	144,034
Other Chilean securities:
Time deposits in Chilean financial institutions	246,205	-	246,205	152,126	-	152,126
Mortgage finance bonds of Chilean financial institutions	19	-	19	12	-	12
Chilean financial institutions bonds	-	-	-	-	-	-
Chilean corporate bonds	-	-	-	-	-	-
Other Chilean securities	-	-	-	-	-	-
Subtotals	246,224	-	246,224	152,138	-	152,138
Foreign financial securities:
Foreign Central Banks and Government securities	-	-	-	-	-	-
Other foreign financial instruments	-	-	-	-	-	-

Investments in mutual funds:
Funds managed by related entities	-	-	-	-	-	-
Funds managed by others	-	-	-	-	-	-
Subtotals	-	-	-	-	-	-

Total	519,547	27,017	546,564	296,172	-	296,172

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011, 2010 AND 2009

NOTE 08 - DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING:

a)	As of December 31, 2011 and 2010 the Bank holds the following portfolio of derivative instruments:

	As of December 31, 2011
	Notional amount				Fair value
	Up to 3 months	More than 3 months to 1 year	More than 1 year	Total	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Fair value hedge derivatives
Currency forwards	-	-	-	-	-	-
Interest rate swaps	-	368,885	444,845	813,730	22,374	35
Cross currency swaps	30,989	-	277,469	308,458	20,498	869
Call currency options	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotals	30,989	368,885	722,314	1,122,188	42,872	904

Cash flow hedge derivatives
Currency forwards	-	-	-	-	-	-
Interest rate swaps	-	-	-	-	-	-
Cross currency swaps	284,875	1,234,882	394,050	1,913,807	94,544	713
Call currency options	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotals	284,875	1,234,882	394,050	1,913,807	94,544	713

Trading derivatives
Currency forwards	14,305,612	8,473,390	604,935	23,383,937	264,574	217,022
Interest rate swaps	5,527,118	11,459,132	13,716,043	30,702,293	264,084	302,327
Cross currency swaps	1,405,419	2,511,430	10,688,479	14,605,328	934,045	769,203
Call currency options	36,180	23,502	-	59,682	740	560
Call interest rate options	5,855	18,773	29,672	54,300	68	256
Put currency options	14,416	17,503	-	31,919	750	1,017
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	102,084	1,694	-	103,778	219	400
Subtotals	21,396,684	22,505,424	25,039,129	68,941,237	1,464,480	1,290,785

Total	21,712,548	24,109,191	26,155,493	71,977,232	1,601,896	1,292,402

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011, 2010 AND 2009

NOTE 08 - DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued:

	As of December 31, 2010
	Notional amount				Fair value
	Up to 3 months	More than 3 months to 1 year	More than 1 year	Total	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Fair value hedge derivatives
Currency forwards	-	-	-	-	-	-
Interest rate swaps	-	-	702,306	702,306	5,827	6,464
Cross currency swaps	28,090	229,296	387,024	644,410	5,296	28,730
Call currency options	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotals	28,090	229,296	1,089,330	1,346,716	11,123	35,194

Cash flow hedge derivatives
Currency forwards	-	-	-	-	-	-
Interest rate swaps	-	-	-	-	-	-
Cross currency swaps	147,872	999,792	379,859	1,527,523	494	120,563
Call currency options	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotals	147,872	999,792	379,859	1,527,523	494	120,563

Trading derivatives
Currency forwards	10,374,003	6,830,128	792,254	17,996,385	283,722	348,152
Interest rate swaps	2,671,634	7,607,192	13,475,904	23,754,730	204,786	250,812
Cross currency swaps	1,081,609	2,783,653	10,061,745	13,927,007	1,123,547	887,222
Call currency options	20,724	29,247	936	50,907	272	233
Call interest rate options	34,076	16,690	59,676	110,442	82	1,269
Put currency options	6,364	4,906	-	11,270	230	385
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	165,208	-	-	165,208	122	149
Subtotals	14,353,618	17,271,816	24,390,515	56,015,949	1,612,761	1,488,222

Total	14,529,580	18,500,904	25,859,704	58,890,188	1,624,378	1,643,979

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011, 2010 AND 2009

NOTE 08 - DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued:

b)	Hedge Accounting

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

Below is a detail of the hedged items and hedge instruments under fair value hedges as of December 31, 2011 and 2010, classified by term to maturity:

	As of December 31, 2011
	Notional amount
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Hedged item
Corporate bonds	-	11,188	-	-	11,188
Subordinated bonds	-	158,124	-	-	158,124
Short-term loans	-	25,000	-		25,000
Interbank loans	-	-	-	-	-
Mortgage bonds	-	-	-	28,339	28,339
Senior bonds	35,629	25,050	-	-	60,679
Time deposits	364,245	-	326,129	148,484	838,858
Total	399,874	219,362	326,129	176,823	1,122,188

Hedging instrument
Cross currency swap	30,989	183,174	65,956	28,339	308,458
Interest rate swap	364,245	11,188	260,173	-	635,606
Call money swap	4,640	25,000	-	148,484	178,124
Total	399,874	219,362	326,129	176,823	1,122,188

	As of December 31, 2010
	Notional amount
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Hedged item
Corporate bonds	-	10,061	-	-	10,061
Senior bonds	-	374,360	358,862	49,591	782,813
Subordinated bonds	-	51,475	140,385	-	191,860
Short-term loans	-	25,000	-	-	25,000
Interbank loans	210,591	-	-	-	210,591
Time deposits	46,795	4,640	-	-	51,435
Mortgage bonds	-	-	-	74,956	74,956
Total	257,386	465,536	499,247	124,547	1,346,716

Hedging instrument
Cross currency swap	257,386	46,796	265,272	74,956	644,410
Interest rate swap	-	389,100	233,975	-	623,075
Call money swap	-	29,640	-	49,591	79,231
Total	257,386	465,536	499,247	124,547	1,346,716

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011, 2010 AND 2009

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

Below is the nominal amount of the hedged items as of December 31, 2011 and 2010, and the period when the cash flows will be generated:

	As of December 31, 2011
	Notional amount
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Hedged item
Interbank loans	1,142,238	147,329	-	-	1,289,567
Bonds	377,519	246,721	-	-	624,240
Total	1,519,757	394,050	-	-	1,913,807

Hedging instrument
Cross currency swap	1,519,757	394,050	-	-	1,913,807
Total	1,519,757	394,050	-	-	1,913,807

	As of December 31, 2010
	Notional amount
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Hedged item
Interbank loans	937,087	95,930	-	-	1,033,017
Bonds	210,577	283,929	-	-	494,506
Total	1,147,664	379,859	-	-	1,527,523

Hedging instrument
Cross currency swap	1,147,664	379,859	-	-	1,527,523
Total	1,147,664	379,859	-	-	1,527,523

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011, 2010 AND 2009

NOTE 08 - DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued:

Below is an estimate of the periods in when the cash flows are expected to occur:

	As of December 31, 2011
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Hedged item
Inflows	-	-	-	-	-
Outflows	(26,147)	(9,791)	-	-	(35,938)
Net flows	(26,147)	(9,791)	-	-	(35,938)

Hedging instrument
Inflows	26,147	9,791	-	-	35,938
Outflows	(44,257)	(13,692)	-	-	(57,949)
Net flows	(18,110)	(3,901)	-	-	(22,011)

	As of December 31, 2010
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Hedged item
Inflows	-	-	-	-	-
Outflows	(17,627)	(5,696)	-	-	(23,323)
Net flows	(17,627)	(5,696)	-	-	(23,323)

Hedging instrument
Inflows	17,627	5,696	-	-	23,323
Outflows	(30,044)	(9,772)	-	-	(39,816)
Net flows	(12,417)	(4,076)	-	-	(16,493)

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011, 2010 AND 2009

NOTE 08 - DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued:

c)	Gains and losses cash flow hedges that were recognized in other comprehensive income as for the periods ended as of December 31, 2011 and 2010, is shown below:

	As of December 31,
	2011	2010	2009
	MCh$	MCh$	MCh$

Bonds	(1,892)	-	-
Loans	2,286	11,958	(3,162)

Net flows	394	11,958	(3,162)

Since the variable cash flows for both the hedged item and the hedging instrument mirror each other, the hedges are nearly 100% effective, which means that the fluctuations of value attributable to rate components are almost completely offset.  As of December 2011 and 2010, hedge ineffectiveness recorded in the Consolidate Statement of Income was MCh$(23) and MCh$ (2), respectively.

d)	Below is a presentation of income generated by cash flow hedges amounts that were reclassified from other comprehensive income to profit and loss during the period:

	As of December 31,
	2011	2010	2009
	MCh$	MCh$	MCh$

Bonds	(121)	-	-
Loans	(346)	-	(66)

Reclassification to profit and loss	(467)	-	(66)

e)	Hedges of net investments in foreign operations:

As of December 31, 2011 and 2010, the Bank does not have hedges of net investments in foreign operations in its hedge accounting portfolio.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011, 2010 AND 2009

NOTE 09 - INTERBANK LOANS

a)	At December 31, 2011 and 2010, the balances in the “Interbank loans” item are as follows:

As of December 31,
	2011	2010
	MCh$	MCh$

Domestic banks
Loans and advances to banks	-	-
Deposits in the Central Bank of Chile	-	-
Nontransferable Chilean Central Bank Bonds	-	-
Other Central Bank of Chile loans	-	-
Interbank loans	647	17
Overdrafts in checking accounts	-	-
Nontransferable domestic bank loans	-	-
Other domestic bank loans	-	-
Allowances and impairment for domestic bank loans	-	-

Foreign banks
Loans to foreign banks	87,041	69,709
Overdrafts in current accounts	-	-
Nontransferable foreign bank deposits	-	-
Other foreign bank loans	-	-
Allowances and impairment for foreign bank loans	(11)	(54)

Total	87,677	69,672

b)	The amount in each period for allowances and impairment of interbank loans, which are included in the “Provisions for loan losses” item of the Consolidated Statement of Income, is shown below:

	As of December 31,
	2011			2010
	Domestic banks	Foreign banks	Total	Domestic banks	Foreign banks	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

As of January 1	-	54	54	-	42	42
Charge-offs	-	-	-	-	-	-
Allowances established	405	59	464	-	131	131
Allowances released	(405)	(102)	(507)	-	(119)	(119)

Total	-	11	11	-	54	54

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011, 2010 AND 2009

NOTE 10 - LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS:

a)	Loans and accounts receivable from customers

As of December 31, 2011 and 2010, the composition of the loan portfolio is as follows:

	Assets before allowances			Allowance established
As of December 31, 2011	Normal portfolio	Impaired loans	Total	Individual allowances	Group allowances	Total	Loans and accounts receivable from customers, net
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans
Commercial loans	6,037,507	564,865	6,602,372	79,487	81,802	161,289	6,441,083
Foreign trade loans	988,024	54,000	1,042,024	18,705	1,059	19,764	1,022,260
General purpose mortgage loans	121,962	10,421	132,383	287	3,097	3,384	128,999
Factoring transactions	186,147	2,483	188,630	1,039	822	1,861	186,769
Leasing transactions	1,185,930	51,745	1,237,675	13,099	6,167	19,266	1,218,409
Other loans and accounts receivables from customers	66,046	18,455	84,501	70	4,168	4,238	80,263
Subtotals	8,585,616	701,969	9,287,585	112,687	97,115	209,802	9,077,783

Mortgage loans
Loans with mortgage finance bonds	109,790	4,068	113,858	-	707	707	113,151
Mortgage mutual loans	68,844	3,034	71,878	-	1,241	1,241	70,637
Other mortgage mutual loans	4,737,333	192,594	4,929,927	-	33,685	33,685	4,896,242
Leasing transactions	-	-		-	-	-	-
Subtotals	4,915,967	199,696	5,115,663	-	35,633	35,633	5,080,030

Consumer loans
Installment consumer loans	1,425,369	383,225	1,808,594	-	193,874	193,874	1,614,720
Credit card balances	889,303	31,549	920,852	-	43,922	43,922	876,930
Consumer Leasing contracts	3,551	176	3,727	-	109	109	3,618
Other consumer loans	203,933	6,740	210,673	-	5,117	5,117	205,556
Subtotals	2,522,156	421,690	2,943,846	-	243,022	243,022	2,700,824

Total	16,023,739	1,323,355	17,347,094	112,687	375,770	488,457	16,858,637

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011, 2010 AND 2009

NOTE 10 - LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued:

	Assets before allowances			Allowances established
As of December 31, 2010	Normal portfolio	Impaired loans	Total	Individual allowances	Group allowances	Total	Loans and accounts receivable from customers, net
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans
Commercial loans	5,425,362	681,755	6,107,117	56,198	76,577	132,775	5,974,342
Foreign trade loans	696,659	86,893	783,552	18,810	78	18,888	764,664
General purpose mortgage loans	44,730	23,226	67,956	780	3,570	4,350	63,606
Factoring transactions	201,321	4,819	206,140	1,711	372	2,083	204,057
Leasing transactions	1,045,793	77,123	1,122,916	13,085	1,657	14,742	1,108,174
Other Loans and Accounts	2,953	14,995	17,948	5,976	3,688	9,664	8,284
Subtotals	7,416,818	888,811	8,305,629	96,560	85,942	182,502	8,123,127

Mortgage loans
Loans with mortgage finance bonds	133,640	4,454	138,094	-	446	446	137,648
Mortgage mutual loans	121,041	63,323	184,364	-	11,319	11,319	173,045
Other mortgage mutual loans	4,253,810	74,869	4,328,679	-	5,567	5,567	4,323,112
Leasing transactions	-	-	-	-	-	-	-
Subtotals	4,508,491	142,646	4,651,137	-	17,332	17,332	4,633,805

Consumer loans
Installment consumer loans	1,192,464	412,139	1,604,603	-	176,219	176,219	1,428,384
Credit card balances	771,988	22,228	794,216	-	36,156	36,156	758,060
Leasing transactions	3,407	328	3,735	-	121	121	3,614
Other consumer loans	283,912	14,324	298,236	-	13,063	13,063	285,173
Subtotals	2,251,771	449,019	2,700,790	-	225,559	225,559	2,475,231

Total	14,177,080	1,480,476	15,657,556	96,560	328,833	425,393	15,232,163

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011, 2010 AND 2009

NOTE 10 - LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued:

b)	Portfolio characteristics:

As of December 31, 2011 and 2010, the portfolio before allowances has the following detail by customer economic activity:

	Domestic loans (*)		Foreign loans (**)		Total loans		Distribution percentage
	As of December 31,		As of December 31,		As of December 31,		As of December 31,
	2011	2010	2011	2010	2011	2010	2011	2010
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	%	%
Commercial loans
Manufacturing	834,011	838,324	-	-	834,011	838,324	4.78	5.33
Mining	266,442	106,119	-	-	266,442	106,119	1.53	0.67
Electricity, gas, and water	221,039	149,907	-	-	221,039	149,907	1.27	0.95
Agriculture and livestock	760,527	679,159	-	-	760,527	679,159	4.36	4.32
Forest	89,353	84,375	-	-	89,353	84,375	0.51	0.54
Fishing	144,162	133,930	-	-	144,162	133,930	0.83	0.85
Transport	473,414	449,508	-	-	473,414	449,508	2.72	2.86
Communications	252,528	214,881	-	-	252,528	214,881	1.45	1.37
Construction	980,797	839,316	-	-	980,797	839,316	5.63	5.34
Commerce	1,916,400	1,732,800	87,041	69,709	2,003,441	1,802,509	11.49	11.46
Services	384,061	358,314	-	-	384,061	358,314	2.20	2.28
Others	2,965,498	2,719,013	-	-	2,965,498	2,719,013	17.00	17.29

Subtotals	9,288,232	8,305,646	87,041	69,709	9,375,273	8,375,355	53.77	53.26

Mortgage loans	5,115,663	4,651,137	-	-	5,115,663	4,651,137	29.35	29.57

Consumer loans	2,943,846	2,700,790	-	-	2,943,846	2,700,790	16.88	17.17

Total	17,347,741	15,657,573	87,041	69,709	17,434,782	15,727,282	100.00	100.00

(*)	Includes domestic loans to financial institutions for Ch$ 647 million as of December 31 2011 (Ch$ 17 million as of December 31, 2010).

(**)	Includes foreign loans to financial institutions for Ch$87,041 million as of December 31, 2011 (Ch$ 69,709 million as of December 31, 2010), see Note 9.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011, 2010 AND 2009

NOTE 10 - LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued:

c)	Impaired loans

i)	As of December 31, 2011 and 2010, the composition of the Impaired loans portfolio is as follows:

	As of December 31,
	2011				2010
	Commercial	Mortgage	Consumer	Total	Commercial	Mortgage	Consumer	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Individual impaired portfolio	285,930	-	-	285,930	444,129	-	-	444,129
Non - performing loans	251,881	152,911	106,565	511,357	213,872	121,911	80,956	416,739
Other impaired portfolio	164,158	46,785	315,125	526,068	230,810	20,735	368,063	619,608
Total	701,969	199,696	421,690	1,323,355	888,811	142,646	449,019	1,480,476

ii)	The impaired secured and unsecured loan portfolio as of December 31, 2011 and 2010 is as follows:

	As of December 31,
	2011				2010
	Commercial	Mortgage	Consumer	Total	Commercial	Mortgage	Consumer	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Secured debt	376,864	183,657	58,335	618,856	446,953	131,881	67,450	646,284
Unsecured debt	325,105	16,039	363,355	704,499	441,858	10,765	381,569	834,192
Total	701,969	199,696	421,690	1,323,355	888,811	142,646	449,019	1,480,476

iii)	The portfolio of non - performing loans secured and unsecured as of December 31, 2011 and 2010 is as follows:

	As of December 31,
	2011				2010
	Commercial	Mortgage	Consumer	Total	Commercial	Mortgage	Consumer	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Secured debt	116,201	138,234	9,920	264,355	96,007	111,708	7,071	214,786
Unsecured debt	135,680	14,677	96,645	247,002	117,865	10,203	73,885	201,953
Total	251,881	152,911	106,565	511,357	213,872	121,911	80,956	416,739

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011, 2010 AND 2009

NOTE 10 - LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued:

d)	Allowances

The allowance activities in the 2011 and 2010 periods are as follows:

	As of December 31,
	2011			2010
	Individual allowances	Group allowances	Total	Individual allowances	Group allowances	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
As of January 1	96,560	328,833	425,393	78,297	271,188	349,485

Portfolio charge-offs:
Commercial loans	(23,200)	(67,175)	(90,375)	(12,541)	(58,335)	(70,876)
Mortgage loans	-	(12,776)	(12,776)	-	(14,549)	(14,549)
Consumer loans	-	(187,937)	(187,937)	-	(121,621)	(121,621)

Total charge offs loans	(23,200)	(267,888)	(291,088)	(12,541)	(194,505)	(207,046)

Allowances established	81,068	374,237	455,305	41,632	268,920	310,552
Allowances released	(41,741)	(59,412)	(101,153)	(10,828)	(16,770)	(27,598)

Total as of December 31	112,687	375,770	488,457	96,560	328,833	425,393

e)	The following table shows recoveries by type of loan.

	December 31,
	2011	2010	2009
	MCh$	MCh$	MCh$

Commercial loans	7,216	6,994	8,446
Consumer loans	12,474	22,096	28,268
Residential mortgage loans	16,135	1,389	2,560
Total	35,825	30,479	39,724

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

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011, 2010 AND 2009

NOTE 10 - LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued:

f)	Allowances established on customer and interbank loans

	December 31,
Reconciliation of provisions for Consolidated Statements of Cash Flow	2011	2010	2009
	MCh$	MCh$	MCh$

Allowances established – customer loans (letter d)	455,305	310,552	398,409
Allowances established – interbank loans (Note 9)	464	131	7
Allowances established on customer and interbank loans	455,769	310,683	398,416

g)	Loans and accounts receivable from customers: Standard loans not overdue and overdue loans.

As of December 31, 2011 and 2010, overdue loan portfolio is as follows:

	As of December 31,
	2011	2010
	MCh$	MCh$

Current	17,038,922	15,394,212
Overdue for 1-29 days	37,480	30,736
Overdue for 30-89 days	33,119	26,007
Overdue for 90 days or more (“past due”)	237,573	206,601

Total loans	17,347,094	15,657,556
Overdue loans expressed as a percentage of total loans	1.78%	1.68%
Past due loans as a percentage of total loans	1.37%	1.32%

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011, 2010 AND 2009

NOTE 11 - LOAN PURCHASES, SALES AND SUBSTITUTIONS:

a)	Sales of loans

As of December 31, 2011 and 2010 the following loan trading operations were conducted:

	As of December 31, 2011
	Carrying amount	Sales price	Allowances	Effect on profit or loss income
	MCh$	MCh$	MCh$	MCh$
Loan item
Charge off Portfolio	-	8,180	856	7,324
Current Portfolio	6,630	8,998	-	2,368

(1)
Sale of allowance portfolio previously charged off.  The total amount of the portfolio’s sale is MCh$ 8,810. Such amount was fully recorded as income from the sale of charged-off portfolio minus the corresponding provision for a total of MCh$ 856, leaving a net income of MCh$ 7,324 from selling loans and accounts receivable from customers from a charged off portfolio (Note 30).

(2)
Sale of current portfolio totaling MCh$ 8,998 equal to UF 405,925.69, generating an income from portfolio sale of approximately MCh$ 2,368 from selling loans and accounts receivables from customers from a current portfolio (Note 30).

In 2010 the following loan trading operations were conducted:

	As of December 31, 2010
	Carrying amount	Sales price	Allowances	Effect on income
	MCh$	MCh$	MCh$	MCh$
Loan item
Charge off Portfolio	-	12,021	2,197	9,824
Current Portfolio	7,547	10,120	-	2,573

(1)
Sale of allowance portfolio previously charged off.  The transfer or rights took place on November 2010 for MCh$ 12,021. Such amount was fully recorded as income from sale of charged off portfolio minus the corresponding provision for a total of MCh$ 2,197, leaving a net income of MCh$ 9,824 from selling Loans and accounts receivables from customers from a charged off portfolio (Note 30).

(2)
Sale of current portfolio totaling MCh$ 10,120 equal to UF 352,128.19, generating an income from portfolio sale of approximately MCh$ 2,573 from selling loans and accounts receivable from customers from a current portfolio (Note 30).

b)	Loans Purchase

In 2011, Banco Santander Chile purchased allocation portfolios (loans granted to Chilean companies) from its parent company and other companies under common control for a total of approximately USD 971.0 million, detailed as follows:

-
Purchase from Banco Santander S.A. (Parent Company), located in Spain. The sale amount totaled USD 318.5 million (MCh$ 166,065 Sp); said value corresponds to the fair value of the loans, established by independent third parties.

-
Purchase from Banco Santander UK (corporation under common control), located in England. The sale amount totaled USD 526.4 million (MCh$ 274,496 Sp); said value corresponds to the fair value of the loans, established by independent third parties.

-
Purchase from Banco Santander New York (corporation under common control), located in the USA.  The sale amount totaled USD 126.1 million (MCh$ 65,770 Sp); said value corresponds to the fair value of the loans, established by independent third parties.

-	As of December 31, 2011 the booked amount of loans purchased during 2011 is approximately USD 406.6 million (MCh$ 211,574 Sp).

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011, 2010 AND 2009

NOTE 12 - AVAILABLE FOR SALE INVESTMENTS:

As of December 31, 2011 and 2010, the detail of financial instruments designated as available for sale investments is as follows:

	As of December 31,
	2011	2010
	MCh$	MCh$

Chilean Central Bank and Government securities
Chilean Central Bank Bonds	570,573	555,981
Chilean Central Bank Notes	563,114	366,210
Other Chilean Central Bank and Government securities	173,839	175,296
Subtotals	1,307,526	1,097,487

Other Chilean securities
Time deposits in Chilean financial institutions	275,022	-
Mortgage finance bonds of Chilean financial institutions	66,806	218,112
Chilean financial institution bonds	-	-
Chilean corporate bonds	-	-
Other Chilean securities	319	147,833
Subtotals	342,147	365,945

Foreign financial securities:
Foreign Central Bank or Government securities	-	-
Other foreign financial securities	11,638	10,548
Subtotals	11,638	10,548

Total	1,661,311	1,473,980

Chilean Central Bank and Government securities include instruments sold to customers and financial institutions under repurchase agreements totaling MCh$ 273,323 and MCh$ 144,034 December 31, 2011 and 2010, respectively.

As of December 31, 2011 available for sale investments included unrealized net losses of MCh$ 3,043, recorded as a “Valuation adjustment” in Equity, distributed between MCh$ 3,077 attributable to Bank shareholders and MCh$ 34 attributable to non controlling interests.

As of December 31, 2010 MCh$18,596, recorded as a “Valuation adjustment” in Equity, distributed between MCh$18,341 attributable to Bank shareholders and MCh$255 attributable to non-controlling interests.

As of December 31, 2011 securities from “Other Chilean securities” do not include securities sold under repurchase agreements with customers and financial institutions. (MCh$ 152,138 as of December 31, 2010).

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011, 2010 AND 2009

NOTE 12 - AVAILABLE FOR SALE INVESTMENTS, continued:

Realized gains and losses are calculated as the proceeds from sales less the cost (specific identification method) of the investments identified as available for sale. In addition, any unrealized gain or loss previously recognized in equity for these investments is reversed and recorded in the Consolidated Statements of Income.

Gross gains and losses realized on the sale of available for sale investments as of December 31, 2011 and 2010, are as follows:

	As of December 31,
	2011	2010	2009
	MCh$	MCh$	MCh$

Proceeds from sale of available for sale investments generating realized profits	3,883,812	6,653,426	5,577,210
Realized gains	4,959	20,832	56,977
Proceeds from sale of available for sale investments generating realized losses	1,359,177	3,831,670	1,830,765
Realized losses	7,922	19,224	5,060

The Bank reviewed its financial instruments with unrealized losses as of December 31, 2011 and 2010, and concluded that there was no impairment. This review consisted of evaluating the economic reasons for any declines, the credit ratings of the securities’ issuers and the Bank’s intention and ability to hold the securities until the unrealized loss is recovered. Based on this analysis, the Bank believes that there were no other than temporary impairment in its investment portfolio, since most of the decline in fair value of these securities was caused by market conditions which the Bank considers to be temporary. All of the instruments that have unrealized losses as of December 31, 2011 and 2010, were in a continuous unrealized loss position for less than one year.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011, 2010 AND 2009

NOTE 12 - AVAILABLE FOR SALE INVESTMENTS, continued:

The following tables set forth the available for sale investments in an unrealized profit (loss) position for the periods indicated as of December 31, 2011 and 2010:

As of December 31, 2011:

	Less than 12 months				More than 12 months				Total
	Cost	Fair value	Unrealized gains	Unrealized loss	Cost	Fair value	Unrealized gains	Unrealized loss	Cost	Fair value	Unrealized gains	Unrealized loss
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Chilean Central Bank and Government securities
Chilean Central Bank Bonds	571,340	570,573	2,397	(3,164)	-	-	-	-	571,340	570,573	2,397	(3,164)
Chilean Central Bank Notes	563,293	563,114	303	(482)	-	-	-	-	563,293	563,114	303	(482)
Other Chilean Central Bank and Government securities	170,802	173,839	3,054	(17)	-	-	-	-	170,802	173,839	3,054	(17)
Subtotals	1,305,435	1,307,526	5,754	(3,663)	-	-	-	-	1,305,435	1,307,526	5,754	(3,663)
Other Chilean securities
Time deposits in Chilean financial institutions	274,959	275,022	66	(3)	-	-	-	-	274,959	275,022	66	(3)
Mortgage finance bonds of Chilean financial institutions	66,341	66,806	1,123	(658)	-	-	-	-	66,341	66,806	1,123	(658)
Chilean financial institutions bonds	-	-	-	-	-	-	-	-	-	-	-	-
Chilean corporate bonds	-	-	-	-	-	-	-	-	-	-	-	-
Other Chilean securities	315	319	4	-	-	-	-	-	315	319	4	-
Subtotals	341,615	342,147	1,193	(661)	-	-	-	-	341,615	342,147	1,193	(661)
Foreign financial securities
Foreign Central Bank and Government securities	-	-	-	-	-	-	-	-	-	-	-	-
Other foreign financial securities	11,218	11,638	420	-	-	-	-	-	11,218	11,638	420	-
Subtotals	11,218	11,638	420	-	-	-	-	-	11,218	11,638	420	-

Total	1,658,268	1,661,311	7,367	(4,324)	-	-	-	-	1,658,268	1,661,311	7,367	(4,324)

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011, 2010 AND 2009

NOTE 12 - AVAILABLE FOR SALE INVESTMENTS, continued:

As of December 31, 2010:

	Less 12 months				More 12 months				Total
	Cost	Fair value	Unrealized gains	Unrealized loss	Cost	Fair value	Unrealized gains	Unrealized loss	Cost	Fair value	Unrealized gains	Unrealized loss
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Chilean Central Bank and Government securities
Chilean Central Bank Bonds	570,016	555,981	-	(14,035)	-	-	-	-	570,016	555,981	-	(14,035)
Chilean Central Bank Notes	367,106	366,210	96	(992)	-	-	-	-	367,106	366,210	96	(992)
Other Chilean Central Bank and Government securities	178,665	175,296	39	(3,408)	-	-	-	-	178,665	175,296	39	(3,408)
Subtotals	1,115,787	1,097,487	135	(18,435)	-	-	-	-	1,115,787	1,097,487	135	(18,435)
Other Chilean securities
Time deposits in Chilean financial institutions	-	-	-	-	-	-	-	-	-	-	-	-
Mortgage finance bonds of Chilean financial institutions	218,840	218,112	909	(1,637)	-	-	-	-	218,840	218,112	909	(1,637)
Chilean financial institutions bonds	-	-	-	-	-	-	-	-	-	-	-	-
Chilean corporate bonds	-	-	-	-	-	-	-	-	-	-	-	-
Other Chilean securities	147,855	147,833	9	(31)	-	-	-	-	147,855	147,833	9	(31)
Subtotals	366,695	365,945	918	(1,668)	-	-	-	-	366,695	365,945	918	(1,668)
Foreign financial securities
Foreign Central Bank and Government securities	-	-	-	-	-	-	-	-	-	-	-	-
Other foreign financial securities	10,094	10,548	454	-	-	-	-	-	10,094	10,548	454	-
Subtotals	10,094	10,548	454	-	-	-	-	-	10,094	10,548	454	-

Total	1,492,576	1,473,980	1,507	(20,103)	-	-	-	-	1,492,576	1,473,980	1,507	(20,103)

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011, 2010 AND 2009

NOTE 12 - AVAILABLE FOR SALE INVESTMENTS, continued:

As of December 31, 2009:

	Less than 12 months				More than 12 months				Total
	Cost	Fair value	Unrealized gains	Unrealized loss	Cost	Fair value	Unrealized gains	Unrealized loss	Cost	Fair value	Unrealized gains	Unrealized loss
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Chilean Central Bank and Government securities
Chilean Central Bank Bonds	1,077,180	1,063,879	200	(13,501)	-	-	-	-	1,077,180	1,063,879	200	(13,501)
Chilean Central Bank Notes	264,866	264,011	31	(886)	-	-	-	-	264,866	264,011	31	(886)
Other Chilean Central Bank and Government securities	220,609	212,362	19	(8,266)	-	-	-	-	220,609	212,362	19	(8,266)
Subtotals	1,562,655	1,540,252	250	(22,653)	-	-	-	-	1,562,655	1,540,252	250	(22,653)

Other Chilean securities
Time deposits in Chilean financial institutions	41,388	41,407	19	-	-	-	-	-	41,388	41,407	19	-
Mortgage finance bonds of Chilean financial institutions	244,097	236,847	80	(7,330)	-	-	-	-	244,097	236,847	80	(7,330)
Chilean financial institution bonds	-	-	-	-	-	-	-	-	-	-	-	-
Chilean corporate bonds	11,207	11,584	377	-	-	-	-	-	11,207	11,584	377	-
Other Chilean securities	-	-	-	-	-	-	-	-	-	-	-	-
Subtotals	296,692	289,838	476	(7,330)	-	-	-	-	296,692	289,838	476	(7,330)

Foreign financial securities:
Foreign Central Bank and Government securities	-	-	-	-	-	-	-	-	-	-	-	-
Other foreign financial securities	-	-	-	-	-	-	-	-	-	-	-	-
Subtotals	-	-	-	-	-	-	-	-	-	-	-	-

Total	1,859,347	1,830,090	726	(29,983)	-	-	-	-	1,859,347	1,830,090	726	(29,983)

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011, 2010 AND 2009

NOTE 13 - INVESTMENTS IN ASSOCIATES AND OTHER COMPANIES

a)
The Consolidated Statements of Financial Position reflect investments in other companies amounting to MCh$ 8,728 as of December 31, 2011 and, MCh$ 7,275 as of December 31, 2010, as shown in the following table:

				Investment
	Ownership interest			Carrying value			Participation in income
	As of December 31,			As of December 31,			As of December 31,
	2011	2010	2009	2011	2010	2009	2011	2010	2009
	%	%	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Company
Centro de Compensación Automatizado	33.33	33.33	33.33	432	351	304	105	47	18
Redbank S.A.	33.43	33.43	33.43	1,929	1,633	1,756	323	136	191
Transbank S.A.	32.71	32.71	32.71	2,092	2,067	2,292	391	366	317
Sociedad Interbancaria de Depósito de Valores S.A.	29.28	29.28	29.28	461	451	415	58	125	93
Sociedad Nexus S.A.	12.90	12.90	12.90	941	941	921	114	114	94
Administrador Financiero del Transantiago S.A.	20.00	20.00	20.00	1,742	776	583	966	304	(614)
Cámara Compensación de Alto Valor S.A.	12.65	12.65	12.65	526	451	422	91	55	66

Subtotals				8,123	6,670	6,693	2,048	1,147	165

Shares or rights in other companies (*)
Bladex	-	-	-	136	136	136	10	10	-
Bolsas de Comercio	-	-	-	417	417	358	82	-	69
Other (1)	-	-	-	52	52	230	-	14	63

Total	-	-	-	8,728	7,275	7,417	2,140	1,171	297
(1)
On March 24, 2010 Sociedad Santander S.A. Corredores de Bolsa, bought one share from CCLV Contraparte Central S.A., (an affiliate of Bolsa de Comercio de Santiago), which manages compensation systems and liquidation of financial instruments for variable income and derivative markets.  The purchase price was MCh$ 4.

(*)
These investments in shares are held by the Bank and its subsidiaries because they are necessary to obtain the right to operate according to its line of business.  The ownership interest in these companies is less than 1%.

During 2010, the Bank received MCh$ 1,081 (MCh$ 833 in 2009) as dividends from its investments in associates and other companies.

b)	Investment in associates and other companies does not have quoted market prices.

c)	Summary of financial information of associates is as follows:

	As of December 31,
	2011				2010				2009
	Assets	Liabilities	Equity	Net income	Assets	Liabilities	Equity	Net income	Assets	Liabilities	Equity	Net income
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Company:
Centro de Compensación Automatizado	1,586	334	937	315	1,416	378	897	141	1,203	294	850	59
Redbanc S.A.	15,009	9,529	4,515	965	10,990	6,226	4,357	407	10,426	5,346	4,509	571
Transbank S.A.	277,424	271,150	5,080	1,194	213,486	207,280	5,087	1,118	172,019	165,110	5,939	970
Sociedad Interbancaria de Depósito de Valores S.A.	1,576	53	1,179	344	1,392	-	963	429	1,261	-	943	318
Sociedad Nexus S.A.	15,497	9,085	5,250	1,162	12,733	6,321	5,532	880	12,891	6,479	5,682	730
Administrador Financiero del Transantiago S.A.	71,584	62,870	3,883	4,831	51,092	47,213	2,360	1,519	59,874	56,958	5,988	(3,072)
Cámara Compensación de Alto Valor S.A.	4,501	706	3,073	722	3,859	512	2,910	437	3,603	529	2,555	519
Total	387,177	353,727	23,917	9,533	294,968	267,930	22,107	4,931	261,277	234,716	26,466	95

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011, 2010 AND 2009

NOTE 13 - INVESTMENTS IN ASSOCIATES AND OTHER COMPANIES, continued:

d)	Restrictions over the capacity of associates to transfer funds to investors:

There are not any significant restrictions on the ability of associates to transfer funds as cash dividends, repayment of loans or advance payments to the Bank.

e)	Activity with respect to investments in associates and other companies is as follows:

	As of December 31,
	2011	2010	2009
	MCh$	MCh$	MCh$

Initial book value	7,275	7,417	7,277
Acquisition of investments	-	4	32
Sale of investments	-	-	(209)
Participation in income of investments	2,140	1,171	297
Dividends received	(795)	(1,081)	(833)
Other adjustments	108	(236)	853

Total	8,728	7,275	7,417

f)	Investments in other companies have not recognized any impairment loss during 2011, 2010 and 2009.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011, 2010 AND 2009

NOTE 14 - INTANGIBLE ASSETS:

a)	As of December 31, 2011 and 2010, the composition of the item is as follows:

				2011
	Useful life	Remaining useful life	Opening balance January 1, 2011	Gross balance	Accumulated amortization	Net balance
			MCh$	MCh$	MCh$	MCh$

Licenses	3	2	2,108	8,085	(5,589)	2,496
Software development	3	1.8	75,882	184,133	(105,890)	78,243

Total			77,990	192,218	(111,479)	80,739

				2010
	Useful life	Remaining useful life	Opening balance January 1, 2010	Gross balance	Accumulated amortization	Net balance
			MCh$	MCh$	MCh$	MCh$

Licenses	3	2	1,544	6,229	(4,121)	2,108
Software development	3	1.6	75,716	150,090	(74,208)	75,882

Total			77,260	156,319	(78,329)	77,990

b)	The activity in intangible assets during 2011 and 2010 is as follows:

b.1) Gross balance

	Licenses	Software development (acquired)	Total
	MCh$	MCh$	MCh$

Gross balances 2011
Opening balances as of January 1, 2011	6,229	150,090	156,319
Acquisitions	1,856	32,195	34,051
Disposals	-	(409)	(409)
Others	-	2,257	2,257
Balances as of December 31, 2011	8,085	184,133	192,218

Gross balances 2010
Opening balances as of January 1, 2010	4,422	123,939	128,361
Acquisitions	1,807	26,524	28,331
Other	-	(373)	(373)

Balances as of December 31, 2010	6,229	150,090	156,319

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011, 2010 AND 2009

NOTE 14 - INTANGIBLE ASSETS, continued:

b.2) Accumulated amortization

Accumulated amortization	Licenses	Software development (acquired)	Total
	MCh$	MCh$	MCh$

Opening balances as of January 1, 2011	(4,121)	(74,208)	(78,329)
Amortization for the period	(1,468)	(31,625)	(33,093)
Other changes	-	(57)	(57)

Balances as of December 31, 2011	(5,589)	(105,890)	(111,479)

Opening balances as of January 1, 2010	(2,878)	(48,223)	(51,101)
Amortization for the period	(1,243)	(25,985)	(27,228)
Other changes	-	-	-

Balances as of December 31, 2010	(4,121)	(74,208)	(78,329)

c)	The Bank does not have any restrictions on intangible assets. Additionally intangible assets have not been pledged as security for liabilities.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011, 2010 AND 2009

NOTE 15 - PROPERTY, PLANT, AND EQUIPMENT

a)	Property, plant and equipment as of December 31, 2011 and 2010, is as follows:

		2011
	Opening balance January 1, 2011	Gross balance	Accumulated depreciation	Net balance
	MCh$	MCh$	MCh$	MCh$

Land and buildings	126,550	159,579	(38,863)	120,716
Equipment	20,346	51,781	(29,211)	22,570
Ceded under operating leases	1,802	1,848	-	1,848
Other	6,287	24,081	(16,156)	7,925

Total	154,985	237,289	(84,230)	153,059

		2010
	Opening balance January 1, 2010	Gross balance	Accumulated depreciation	Net balance
	MCh$	MCh$	MCh$	MCh$

Land and buildings	161,922	155,821	(29,271)	126,550
Equipment	13,391	42,757	(22,411)	20,346
Ceded under operating leases	689	1,840	(38)	1,802
Other	8,120	18,943	(12,656)	6,287

Total	184,122	219,361	(64,376)	154,985

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011, 2010 AND 2009

NOTE 15 - PROPERTY, PLANT, AND EQUIPMENT, continued:

b)	The activity in property, plant, and equipment during 2011 and 2010 is as follows:

b.1) Gross balance

2011	Land and buildings	Equipment	Ceded under an operating leases	Others	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Opening balances as of January 1, 2011	155,821	42,757	1,840	18,943	219,361
Additions	8,326	8,503	5,741	4,119	26,689
Impairment due to damage (i)	-	(116)	-	-	(116)
Disposals (ii)	(8,508)	(132)	-	(5)	(8,645)
Transfers	3,940	769	(5,733)	1,024	-

Balances as of December 31, 2011	159,579	51,781	1,848	24,081	237,289

(i)
 Banco Santander Chile has recognized in its financial statements as of December 31, 2011 an impairment of MCh$ 116 from damages to ATMs. Reimbursement payments received from the insurance company totaled MCh$ 437, which are presented in "Other operating income" (Note 36).

(ii)	In 2011 the Bank sold eight office branches which, at the time of sale, had a net carrying amount of approximately MCh$ 6,237.

2010	Land and buildings	Equipment	Ceded under operating leases	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Opening balances as of January 1, 2010	180,868	27,993	727	17,513	227,101
Additions	7,884	7,781	-	3,336	19,001
Impairment due to damage (i)	(4,739)	(186)	-	-	(4,925)
Disposals (ii)	(26,968)	(235)	-	(114)	(27,317)
Transfers	(745)	-	745	-	-
Others	(479)	7,404	368	(1,792)	5,501

Balances as of December 31, 2010	155,821	42,757	1,840	18,943	219,361

(i)
As result of the earthquake that occurred on February 27, 2010 Banco Santander Chile recognized impairment losses for Ch$4,739 million for certain of its offices located in the damaged zone. In addition, an impairment loss of Ch$186 million was recognized for damages to ATMs.  Reimbursement payments received from insurance totaled Ch$3,175 million, which are presented in line item "Other operating income"(See Note 36).

(ii)	In 2010 the Bank sold forty-three office branches and two buildings which, at the time of sale, had a net carrying amount of approximately MCh$26,110 (See Note 36).

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011, 2010 AND 2009

NOTE 15 - PROPERTY, PLANT, AND EQUIPMENT, continued:

b.2) Accumulated depreciation

2011	Land and buildings	Equipment	Ceded under operating leases	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Opening balances as of January 1, 2011	(29,271)	(22,411)	(38)	(12,656)	(64,376)
Depreciation charges in the period	(10,011)	(6,845)	-	(3,517)	(20,373)
Sales and disposals in the period	419	45	-	17	481
Other	-	-	38	-	38

Balances as of December 31, 2011	(38,863)	(29,211)	-	(16,156)	(84,230)

2010	Land and buildings	Equipment	Ceded under operating leases	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Opening balances as of January 1, 2010	(18,946)	(14,602)	(38)	(9,393)	(42,979)
Depreciation charges in the period	(11,103)	(7,809)	-	(3,263)	(22,175)
Sales and disposals in the period	778	-	-	-	778
Other	-	-	-	-	-

Balances as of December 31, 2010	(29,271)	(22,411)	(38)	(12,656)	(64,376)

c)	Operational leases – Lessor

As of December 31, 2011 and 2010, the future minimum lease inflows under non cancelable operating leases are as follows:

	As of December 31,
	2011	2010
	MCh$	MCh$

Due within 1 year	1,151	597
Due after 1 year but within 2 years	1,165	591
Due after 2 years but within 3 years	605	587
Due after 3 years but within 4 years	582	184
Due after 4 years but within 5 years	293	165
Due after 5 years	2,337	2,090

Total	6,133	4,214

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011, 2010 AND 2009

NOTE 15 - PROPERTY, PLANT, AND EQUIPMENT, continued:

d)	Operational leases – Lessee

Certain of the Bank’s premises and equipment are leased under various operating leases.  Future minimum rental payments under non cancelable leases are as follows:

	As of December 31,
	2011	2010
	MCh$	MCh$

Due within 1 year	15,089	14,301
Due after 1 year but within 2 years	13,521	12,859
Due after 2 years but within 3 years	12,373	11,339
Due after 3 years but within 4 years	10,781	10,194
Due after 4 years but within 5 years	9,347	8,720
Due after 5 years	63,686	58,724

Total	124,797	116,137

e)	As of December 31, 2011 and 2010, the Bank has not entered into financial leases which cannot be unilaterally rescinded.

f)
As of December 31, 2011 and 2010, the Bank does not have any restriction on title of property, plant, and equipment. Additionally, property, plant, and equipment have not been pledged as security did liabilities.  Moreover, the Bank had no due amounts related to acquisition of property, plant and equipment at those dates.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011, 2010 AND 2009

NOTE 16 - CURRENT AND DEFERRED TAXES:

a)	Current taxes

At the end of each reporting period the bank recognizes Income Tax Provision, which is determined based on the currently applicable tax legislation.  This provision is recorded net of recoverable taxes, as shown as follows:

	As of December 31,
	2011	2010
	MCh$	MCh$

Summary of current tax liabilities (assets)
Current tax (assets)	(37,253)	(12,499)
Current tax liabilities	1,498	1,293

Total tax payable (recoverable)	(35,755)	(11,206)

(Assets) liabilities current taxes detail (net)
Income tax, tax rate 20% and 17%	101,853	92,593
Minus:
Provisional monthly payments (PPM)	(138,329)	(96,245)
Credit for training expenses	(1,366)	(1,328)
Other	2,087	(6,226)

Total tax payable (recoverable)	(35,755)	(11,206)

b)	Effect on income

The effect of tax expense on income for the periods ended December 31, 2011 and 2010 is comprised of the following items:

	As of December 31,
	2011	2010	2009
	MCh$	MCh$	MCh$

Income tax expense
Current tax	101,853	92,593	106,882

Credits (debits) for deferred taxes
Origination and reversal of temporary differences	(25,425)	(7,934)	(18,154)
Subtotals	76,428	84,659	88,728
Tax for rejected expenses Article No.21	716	684	196
Other	49	-	-
Net charges for income tax expense	77,193	85,343	88,924

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011, 2010 AND 2009

NOTE 16 - CURRENT AND DEFERRED TAXES, continued:
c)	Effective tax rate reconciliation

The reconciliation between the income tax rate and the effective rate applied in determining tax expenses as of December 31, 2011 and 2010, is as follows:

	As of December 31,
	2011		2010		2009
	Tax rate	Amount	Tax rate	Amount	Tax rate	Amount
	%	MCh$	%	MCh$	%	MCh$

Income tax using statutory rate	20.00	96,771	17.00	100,779	17.00	89,341
Permanent differences	(2.00)	(8,790)	(1.42)	(8,427)	(0.06)	(304)
Additions or deductions	-	-	-	-	(0.05)	(250)
Unique tax (rejected expenses)	0.14	716	0.12	668	0.04	196
Effect of change in tax rate	(2.20)	(11,501)	(1.28)	(7,596)	-	-
Other	-	(3)	(0.01)	(81)	(0.01)	(59)

Effective rates and expenses for income tax	15.94	77,193	14.41	85,343	16.92	88,924

Law No. 20,455 from 2010 increased the statutory tax rate to be applied during 2011 and 2012 to 20% and 18.5%, respectively.  Due to this, the Bank recognized tax benefit amounted to MCh$ 11,301 and MCh$ 7,596 as of December 31, 2011 and 2010, respectively, corresponding to the adjustment of temporary differences to be reversed during those years.

d)	Effect of deferred taxes on other comprehensive income

Below is a summary of the separate effect of deferred tax on other comprehensive income, during the periods ended December 31, 2011, 2010 and 2009.

	As of December 31,
	2011	2010	2009
	MCh$	MCh$	MCh$

Deferred tax assets
Available for sale investments	143	4,319	4,982
Cash flow hedge	-	-	537
Total deferred tax assets affecting other comprehensive income	143	4,319	5,519

Deferred tax liabilities
Available for sale investments	(705)	(749)	-
Cash flow hedge	(72)	(2,324)	-
Total deferred tax liabilities affecting other comprehensive income	(777)	(3,073)	-

Net deferred tax balances in equity	(634)	1,246	5,519

Deferred taxes in equity attributable to Bank shareholders	(639)	1,203	5,490
Deferred tax in equity attributable to non controlling interests	5	43	29

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011, 2010 AND 2009

NOTE 16 - CURRENT AND DEFERRED TAXES, continued:

e)	Effect of deferred taxes on income

Below are the effects as of  December 31, 2011 and 2010 of deferred tax assets and liabilities affecting profit or loss as a result of temporary differences:

	As of December 31,
	2011	2010
	MCh$	MCh$
Deferred tax assets
Interest and adjustments	1,936	162
Loans charged offs	7,028	5,197
Assets received in lieu of payment	621	919
Exchange rate adjustments	1,890	560
Property, plant and equipment	5,906	5,491
Allowance for loan losses	66,667	46,585
Provision for expenses	15,961	6,606
Derivatives	27	4,300
Leased assets	31,244	22,007
Subsidiaries tax losses	4,229	4,168
Other	869	156
Total deferred tax assets	136,378	96,151

Deferred tax liabilities
Valuation of investments	(2,301)	(1,056)
Depreciation	(178)	(443)
Prepaid expenses	(1,303)	(646)
Other	(756)	(223)
Total deferred tax liabilities	(4,538)	(2,368)

f)	Summary of deferred tax assets and liabilities

Below is a summary of the deferred tax assets and liabilities, recognized in other comprehensive income and in profit or loss:

	As of December 31,
	2011	2010
	MCh$	MCh$

Deferred tax assets
Recognized in other comprehensive income	143	4,319
Recognized in profit or loss	136,378	96,151
Total deferred tax assets	136,521	100,470

Deferred tax liabilities
Recognized in other comprehensive income	(777)	(3,073)
Recognized in profit or loss	(4,538)	(2,368)
Total deferred tax liabilities	(5,315)	(5,441)

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011, 2010 AND 2009

NOTE 17 – OTHER ASSETS:

Other assets as of December 31, 2011 and 2010 are as follows:

	As of December 31,
	2011	2010
	MCh$	MCh$

Assets for leasing (*)	105,150	43,832

Assets received or awarded in lieu of payment (**)
Assets received in lieu of payment	15,619	20,337
Assets awarded at judicial sale	10,226	7,798
Provisions for assets received in lieu of payment or awarded	(2,628)	(2,255)
Subtotals	23,217	25,880

Other assets
Guarantee deposits	149,583	208,512
VAT credit	8,953	9,634
Income tax recoverable	6,849	9,045
Prepaid expenses	70,927	81,348
Higher value paid on purchase of mortgage finance bonds issued by Bank	-	436
Assets recovered from leasing for sale	2,693	2,347
Pension plan assets (Note 38)	3,348	4,217
Accounts and notes receivable	64,667	100,958
Notes receivable through brokerage and simultaneous transactions	66,406	111,508
Other assets	48,533	52,364
Subtotals	421,959	580,369

Total	550,326	650,081

(*)	Assets available to be granted under financial leasing agreements.

(**)
Assets received in lieu of payment are assets received as payment of customers’ past-due debts. The assets acquired must at no time exceed, in the aggregate, are assets that have been 20% of the Bank’s effective equity. These assets represent 0.81% (0.47% as of December 31, 2010) of the Bank’s effective equity.

The assets awarded at judicial sale are assets that have been acquired as payment of debts previously owed towards the Bank.  The assets awarded at judicial sale are not subject to the aforementioned requirement. These properties are assets available for sale. For most assets, sale is expected to be completed within one year from the date on which the asset was received or acquired. If the asset in question is not sold within the year, it must be written off.

In addition, a provision is recorded for the initial award value plus its additions and its estimated realization value (appraisal) when the first is higher.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011, 2010 AND 2009

NOTE 18 - TIME DEPOSITS AND OTHER TIME LIABILITIES:

As of December 31, 2011 and 2010, the composition of the item is as follows:

	As of December 31,
	2011	2010
	MCh$	MCh$

Deposits and other demand liabilities
Checking accounts	3,543,776	3,330,352
Other deposits and demand accounts	350,519	368,934
Other demand liabilities	519,520	537,148

Total	4,413,815	4,236,434

Time deposits and other time liabilities
Time deposits	8,816,766	7,154,396
Time savings account	102,831	103,191
Other time liabilities	1,517	1,170

Total	8,921,114	7,258,757

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011, 2010 AND 2009

NOTE 19 - INTERBANK BORROWINGS:

As of December 31, 2011 and 2010, interbank borrowings are as follows:

	As of December 31,
	2011	2010
	MCh$	MCh$

Loans from financial institutions and the Central Bank of Chile
Other obligations with the Central Bank of Chile	810	1,307
Subtotals	810	1,307
Loans from foreign financial institutions
Standard Chartered Bank, New York	362,041	253,147
Citibank N.A., New York	208,967	211,145
Wachovia Bank N.A., Miami	189,894	172,549
Bank of America	177,182	162,390
J.P. Morgan Chase Bank N.A., New York	127,762	67,763
Bank of Montreal – Toronto	122,014	103,215
Landesbank Baden - Wuerttemberg	119,999	65,732
Commerzbank A.G. - Frankfurt	113,704	87,023
Mizuho Corporate Bank	104,374	-
The Toronto Dominion Bank – Toronto	85,994	77,847
Sumitomo Mitsui Banking Corporation	72,935	42,278
Banco do Brasil S.A. – London	67,820	19,278
Royal Bank of Scotland – London	39,122	25,842
Commerzbank N.A. – Miami	36,451	32,835
Intesa San Paolo SPA U.S.A.	33,920	42,191
Branch Banking and Trust Co.	14,926	-
Deutsche Bank A.G., New York	14,126	12,652
Unicrédito Italiano, New York	13,207	13,429
ING Bank N.V. Amsterdam	5,241	-
Banco Santander – Hong Kong	2,585	5,853
ABN Amor Bank N.V., Amsterdam	1,175	-
Banco de Occidente	750	-
BBVA Banco Francés S.A.	745	-
State Bank of India	358	-
U.S. Bank	344	-
Bank of China	326	-
Bank of Tokyo Mitsubischi	297	-
Banca Commerciale Italiana S.P.	289	-
Banco Santander – Madrid	-	8,447
Bayerische Landesbank	-	122,597
Banco Latinoamericano de Export. S.A. Panama	-	46,915
BHF-Bank Aktiengesellschatft	-	9,385
Other	2,734	237
Subtotals	1,919,282	1,582,750
Total	1,920,092	1,584,057

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011, 2010 AND 2009

NOTE 19 - INTERBANK BORROWINGS, continued:

a)	Obligations with Central Bank of Chile

Debts to the Central Bank of Chile include credit lines for the renegotiation of loans and other Central Bank borrowings. These credit lines were provided by the Central Bank of Chile for the renegotiation of loans due to the need to refinance debt as a result of the economic recession and the crisis of the banking system in the early 1980s.

The outstanding amounts owed to the Central Bank of Chile under these credit lines are as follows:

	As of December 31,
	2011	2010
	MCh$	MCh$

Line of credit for renegotiation of obligations to the Central Bank of Chile	810	1,307

Total Line of credit for renegotiation of obligations to the Central Bank of Chile	810	1,307

b)	Loans from domestic financial institutions

As of December 31, 2011 and 2010 the Bank does not hold any liabilities from loans to Chilean financial institutions.

c)	Foreign obligations

These obligations’ maturities are as follows:

	As of December 31,
	2011	2010
	MCh$	MCh$

Due within 1 year	1,740,254	1,458,479
Due after 1 years but within 2 years	87,102	110,218
Due after 2 years but within 3 years	91,926	14,053
Due after 3 years but within 4 years	-	-
Due after 5 years	-	-
Total loans from foreign financial institutions	1,919,282	1,582,750

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011, 2010 AND 2009

NOTE 20 - ISSUED DEBT INSTRUMENTS AND OTHER OBLIGATIONS:

As of December 31, 2011 and 2010, the composition of the item is as follows:

	As of December 31,
	2011	2010
	MCh$	MCh$

Other financial liabilities
Obligations to public sector	100,299	102,541
Other domestic obligations	75,260	38,000
Foreign obligations	1,040	25,748
Subtotals	176,599	166,289
Issued debt instruments
Mortgage finance bonds	160,243	194,134
Senior bonds	3,601,125	3,310,679
Subordinated bonds	861,871	686,075
Subtotals	4,623,239	4,190,888

Total	4,799,838	4,357,177

Debts classified as current are either demand obligations or will mature in one year or less. All other debts are classified as non current. The Bank’s debts, both current and non-current, are summarized below:

	As of December 31, 2011
	Current	Non-current	Total
	MCh$	MCh$	MCh$

Mortgage finance bonds	7,707	152,536	160,243
Senior bonds	749,340	2,851,785	3,601,125
Subordinated bonds	136,842	725,029	861,871
Issued debt instruments	893,889	3,729,350	4,623,239

Other financial liabilities	56,078	120,521	176,599

Total	949,967	3,849,871	4,799,838

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011, 2010 AND 2009

NOTE 20 – ISSUED DEBT INSTRUMENTS AND OTHER OBLIGATIONS, continued:

	As of December 31, 2010
	Current	Non-current	Total
	MCh$	MCh$	MCh$

Mortgage finance bonds	10,751	183,383	194,134
Senior bonds	547,107	2,763,572	3,310,679
Subordinated bonds	21,692	664,383	686,075
Issued debt instruments	579,550	3,611,338	4,190,888

Other financial liabilities	44,042	122,247	166,289

Total	623,592	3,733,585	4,357,177

a)	Mortgage finance bonds

These bonds are used to finance mortgage loans. The outstanding principal of the bonds is amortized on a quarterly basis. The range of maturities of these bonds is between five and twenty years. The bonds are linked to the UF index and bear a weighted-average annual interest rate of 5.7% as of December 2011 (5.6% as of December 2010).

	As of December 31,
	2011	2010
	MCh$	MCh$

Due within 1 year	7,707	10,751
Due after 1 year but within 2 years	7,535	7,171
Due after 2 years but within 3 years	10,333	8,745
Due after 3 years but within 4 years	21,122	12,286
Due after 4 years but within 5 years	14,010	26,253
Due after 5 years	99,536	128,928
Total mortgage bonds	160,243	194,134

b)	Senior bonds

The following table shows senior bonds by currency as of December 31, 2011 and 2010:

	As of December 31,
	2011	2010
	MCh$	MCh$

Santander bonds in UF	2,001,713	1,952,051
Santander bonds in US$	1,268,763	936,134
Santander bonds in CHF$	119,394	174,297
Santander bonds in $	211,255	248,197
Total senior bonds	3,601,125	3,310,679

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011, 2010 AND 2009

NOTE 20 – ISSUED DEBT INSTRUMENTS AND OTHER OBLIGATIONS, continued:

In 2011 the Bank issued bonds for USD 635,000,000; UF 5,694,000 and CLP 36,900,000,000; detailed as follows:

Series	Amount	Term	Issue rate	Date of issue	Maturity date
Floating rate bond	USD 500,000,000	5 years	Libor (3 months) + 160 bp	01/19/2011	01/19/2016
Floating rate bond	USD 135,000,000	6 months	Libor (3 months) + 80 bp	11/29/2011	05/29/2012
Total	USD 635,000,000
E1	UF 896,000	5 years	3.0% per annum simple	02/01/2011	01/01/2016
E2	UF 3,048,000	7.5 years	3.5% per annum simple	02/01/2011	07/01/2018
E3	UF 1,750,000	8.5 years	3.5% per annum simple	02/01/2011	07/01/2019
Total	UF 5,694,000
E4	CLP 36,900,000,000	5 years	6.75% per annum simple	07/01/2011	06/01/2016
Total	CLP 36,900,000,000

In 2011, a total payment of the Bond Series BSTDH20799 was performed in July and a total payment of Bond Series BSTDR0207 took place in August. Also, a partial payment of the fixed rate bond  for CHF 133,000,000 was done.

In 2010 the Bank issued bonds for UF 21,496,000; USD 1,200,000,000; CHF 350,000,000; and CLP 247,255,000,000; detailed as follows:

Series	Amount	Term	Issue rate	Date of issue	Maturity date
F6	UF 1,090,000	5 years	3.50% per annum simple	09/01/2009	09/01/2014
F7	UF 3,000,000	4.5 years	3.30% per annum simple	11/01/2009	05/01/2014
F8	UF 3,000,000	4.5 years	3.60% per annum simple	01/01/2010	07/01/2014
F9	UF 3,000,000	5 years	3.70% per annum simple	01/01/2010	01/01/2015
FA	UF 2,840,000	4 years	To maturity (bullet)	04/01/2010	04/01/2014
FB	UF 3,000,000	5 years	3.0% annual due	04/01/2010	04/01/2015
FC	UF 4,000,000	5 years	4.5% annual due	08/01/2010	08/01/2015
FD	UF 1,566,000	5 years	To maturity (bullet)	09/01/2010	09/01/2015
Total	UF 21,496,000
Floating rate bond	USD 500,000,000	2 years	Libor (3 months) + 125 bp	04/15/2010	04/12/ 2012
Fixed bonds	USD 500,000,000	5 years	3.75% per annum simple	09/15/2010	09/15/2015
Floating rate bond	USD 200,000,000	1 year	Libor (3 months) + 100 bp	09/15/2010	09/15/2011
Total	USD 1,200,000,000
Fixed bonds	CHF 250,000,000	5 years	2.25% coupon rate	11/16/2010	12/16/2015
Floating rate bond	CHF 100,000,000	3 years	Libor (3 months) + 100 bp	11/16/2010	11/16/2013
Total	CHF 350,000,000
Bono pesos	CLP 247,255,000,000	10 years	6.5% coupon rate	09/15/2010	09/22/2020
Total	CLP 247,255,000,000

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011, 2010 AND 2009

NOTE 20 – ISSUED DEBT INSTRUMENTS AND OTHER OBLIGATIONS, continued:

As of December 31, 2011 issued bonds pending to be placed, are as follows:

Series	Amount	Term	Issue rate	Issuance of date	Maturity date
FD	UF 160,000	5 years	To maturity (bullet)	09/01/2010	09/01/2015
E1	UF 3,104,000	5 years	3.0% per annum simple	02/01/2011	02/01/2016
E2	UF 952,000	7.5 years	3.5% per annum simple	02/01/2011	07/01/2018
E3	UF 2,250,000	8.5 years	3.5% per annum simple	02/01/2011	07/01/2019
Total	UF 6,466,000
E4	CLP 13,100,000,000	5 years	6.75% per annum simple	07/01/2011	06/01/2016
Total	CLP 13,100,000,000

These bonds mature as follows:

	As of December 31,
	2011	2010
	MCh$	MCh$

Due within 1 year	749,340	547,107
Due after 1 year but within 2 years	460,200	374,727
Due after 2 years but within 3 years	408,723	389,813
Due after 3 years but within 4 years	656,201	390,953
Due after 4 years but within 5 years	488,425	340,331
Due after 5 years	838,236	1,267,748
Total senior bonds	3,601,125	3,310,679

c)	Subordinated bonds

The following table shows the balances of our subordinated bonds as of  December 31, 2011 and 2010:

	As of December 31,
	2011	2010
	MCh$	MCh$

Subordinated bonds denominated in US$	316,169	244,957
Subordinated bonds denominated in UF	545,702	441,118
Total subordinated bonds	861,871	686,075

In 2011 the Bank issued subordinated bonds on the local market for UF 5,100,000, which is detailed as follows:

			Issue	Issuance	Maturity
Series	Amount	Term	rate	date	date

G3	UF 3,000,000	25 years	3.9 % per annum simple	07/01/2010	07/01/2035
G5	UF 2,100,000	20 years	3.9 % per annum simple	05/01/2011	04/01/2031

Total	UF 5,100,000

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011, 2010 AND 2009

NOTE 20 – ISSUED DEBT INSTRUMENTS AND OTHER OBLIGATIONS, continued:

In 2010 the Bank issued subordinated bonds on the local market for UF 4,950,000, which are detailed as follows:

			Issuance	Issuance	Maturity
Series	Amount	Term	rate	date	date

G2	UF 1,950,000	30 years	4.8% per annum simple	06/17/2010	03/01/2038
G4	UF 3,000,000	30 years	3.9% annual due	07/01/2010	07/01/2040

Total	UF 4,950,000

The maturities of these bonds are as follows:

	As of December 31,
	2011	2010
	MCh$	MCh$

Due within 1 year	136,842	21,692
Due after 1 year but within 2 years	-	105,505
Due after 2 years but within 3 years	179,327	-
Due after 3 years but within 4 years	10,567	139,452
Due after 4 years but within 5 years	29,616	12,305
Due after 5 years	505,519	407,121
Total subordinated bonds	861,871	686,075

d)	Other financial liabilities

The composition of other financial obligations, by maturity, is detailed below:

	As of December 31,
	2011	2010
	MCh$	MCh$

Non-current portion:
Due after 1 years but within 2 years	29,575	4,606
Due after 2 years but within 3 years	2,866	3,090
Due after 3 years but within 4 years	3,489	28,786
Due after 4 years but within 5 years	3,095	3,194
Due after 5 years	81,496	82,571
Non current portion subtotals	120,521	122,247

Current portion:
Amounts due to credit card operators	50,840	38,567
Acceptance of letters of credit	704	721
Other long-term financial obligations, short-term portion	4,534	4,754
Current portion subtotals	56,078	44,042

Total other financial liabilities	176,599	166,289

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011, 2010 AND 2009

NOTE 21 - MATURITY OF ASSETS AND LIABILITIES:

As of December 31, 2011 and 2010, the detail of maturities of assets and liabilities is as follows:

As of December 31, 2011	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Subtotal up to 1 year	Between 1 and 5 years	More than 5 years	Subtotal more than 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Assets
Cash and deposits in banks	2,793,701	-	-	-	2,793,701	-	-	-	2,793,701
Cash in process of collection	276,454	-	-	-	276,454	-	-	-	276,454
Trading investments	-	27,909	40,608	272,544	341,061	44,857	23,845	68,702	409,763
Investments under resale agreements	-	12,928	-	-	12,928	-	-	-	12,928
Financial derivative contracts	-	63,090	167,558	295,674	526,322	684,260	391,314	1,075,574	1,601,896
Interbank loans (*)	36,785	50,903	-	-	87,688	-	-	-	87,688
Loans and accounts receivables from customers (**)	492,635	1,510,419	1,277,005	2,653,577	5,933,636	5,697,193	5,716,265	11,413,458	17,347,094
Available for sale investments	-	607,472	190,642	180,451	978,565	403,577	279,169	682,746	1,661,311
Held to maturity investments	-	-	-	-	-	-	-	-	-

Total assets	3,599,575	2,272,721	1,675,813	3,402,246	10,950,355	6,829,887	6,410,593	13,240,480	24,190,835

Liabilities
Deposits and other demand liabilities	4,413,815	-	-	-	4,413,815	-	-	-	4,413,815
Cash in process of being cleared	89,486	-	-	-	89,486	-	-	-	89,486
Obligations under repurchase agreements	-	463,083	78,712	2,586	544,381	-	-	-	544,381
Time deposits and other time liabilities	105,463	4,415,765	2,509,308	1,496,193	8,526,729	371,736	22,649	394,385	8,921,114
Financial derivative contracts	-	64,290	158,204	209,746	432,240	513,944	346,218	860,162	1,292,402
Interbank borrowings	194,451	7,750	470,749	1,068,014	1,740,964	179,128	-	179,128	1,920,092
Issued debt instruments	-	3,788	15	890,086	893,889	2,286,059	1,443,291	3,729,350	4,623,239
Other financial liabilities	50,840	761	980	3,497	56,078	39,025	81,496	120,521	176,599

Total liabilities	4,854,055	4,955,437	3,217,968	3,670,122	16,697,582	3,389,892	1,893,654	5,283,546	21,981,128

(*)	Interbank loans are presented in a gross basis. The amount of allowance totals MCh$ 11.
(**)	Loans and accounts receivables from customers are presented in a gross basis. The amount of allowance totals Ch$ 488,457 million.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011, 2010 AND 2009

NOTE 21 - MATURITY OF ASSETS AND LIABILITIES, continued:

As of December 31, 2010	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Subtotal up to 1 year	Between 1 and 5 years	More than 5 years	Subtotal more than 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Assets
Cash and deposits in banks	1,762,198	-	-	-	1,762,198	-	-	-	1,762,198
Cash in process of collection	374,368	-	-	-	374,368	-	-	-	374,368
Trading investments	-	26,572	10,918	188,295	225,785	150,427	3,458	153,885	379,670
Investments under resale agreements	-	170,985	-	-	170,985	-	-	-	170,985
Financial derivative contracts	-	94,417	109,729	289,492	493,638	749,688	381,052	1,130,740	1,624,378
Interbank loans (*)	17	69,709	-	-	69,726	-	-	-	69,726
Loans and accounts receivables from customers (**)	610,951	1,696,614	1,109,796	2,274,513	5,691,874	4,773,163	5,192,519	9,965,682	15,657,556
Available for sale investments	-	189,600	120,076	265,667	575,343	532,292	366,345	898,637	1,473,980
Held to maturity investments	-	-	-	-	-	-	-	-	-

Total assets	2,747,534	2,247,897	1,350,519	3,017,967	9,363,917	6,205,570	5,943,374	12,148,944	21,512,861

Liabilities
Deposits and other demand liabilities	4,236,434	-	-	-	4,236,434	-	-	-	4,236,434
Cash in process of being cleared	300,125	-	-	-	300,125	-	-	-	300,125
Obligations under repurchase agreements	-	284,020	9,769	936	294,725	-	-	-	294,725
Time deposits and other time liabilities	104,362	2,167,851	1,713,684	2,350,479	6,336,376	898,241	24,140	922,381	7,258,757
Financial derivative contracts	-	137,501	155,431	343,771	636,703	696,219	311,057	1,007,276	1,643,979
Interbank borrowings	830	29,877	179,361	1,249,718	1,459,786	124,271	-	124,271	1,584,057
Issued debt instruments	-	6,007	130,557	442,986	579,550	1,807,541	1,803,797	3,611,338	4,190,888
Other financial liabilities	38,567	1,089	773	3,613	44,042	39,677	82,570	122,247	166,289

Total liabilities	4,680,318	2,626,345	2,189,575	4,391,503	13,887,741	3,565,949	2,221,564	5,787,513	19,675,254

(*)	Interbank loans are presented in a gross basis. The amount of allowance totals MCh$ 54.
(**)	Loans and accounts receivables from customers are presented in a gross basis. The amount of allowance totals Ch$ 425,393 million.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011, 2010 AND 2009

NOTE 22 – PROVISIONS:

a)	As of December 31, 2011 and 2010, the composition of the provisions item is as shown below:

	As of December 31,
	2011	2010
	MCh$	MCh$

Provisions for personnel salaries and expenses	42,974	36,016
Provisions for mandatory dividends	120,520	151,618
Provisions for contingent loans	3,489	5,636
Provisions for contingencies	20,574	16,151
Total	187,557	209,421

b)	Below is the activity in provisions during the 2011 and 2010 periods:

	Provisions for
	Personnel salaries and expenses	Contingent loans	Contingencies	Mandatory dividends	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Opening balance as of January 1, 2011	36,016	5,636	16,151	151,618	209,421
Provisions established	35,452	4,767	22,625	120,520	183,364
Provisions used	(28,494)	(6,914)	(4,352)	(151,618)	(191,378)
Provisions released	-	-	(15,198)	-	(15,198)
Reclassifications	-	-	1,348	-	1,348

Balance as of December 31, 2011	42,974	3,489	20,574	120,520	187,557

Opening balance as of January 1, 2010	31,208	4,077	21,460	129,467	186,212
Provisions established	36,538	3,714	78,689	151,618	270,559
Provisions used	(31,730)	(2,155)	(8,833)	(129,467)	(172,185)
Provisions released	-	-	(75,165)	-	(75,165)

Balance as of December 31, 2010	36,016	5,636	16,151	151,618	209,421

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011, 2010 AND 2009

NOTE 22 - PROVISIONS, continued:

c)	Provision for personnel salaries and expenses:

	As of December 31,
	2011	2010
	MCh$	MCh$

Provision for seniority compensation	1,510	1,882
Provision for stock-based employee benefits	1,139	1,016
Provision for performance bonus	21,788	17,107
Provision for vacations	17,196	14,534
Provision for other employee benefits	1,341	1,477
Total	42,974	36,016

d)	Movement in provision for seniority compensation:

	As of December 31,
	2011	2010
	MCh$	MCh$

Present value of obligations at the beginning of the period	1,882	312
Increase in provisions	1,432	4,017
Payments made	(1,804)	(2,447)
Prepayments	-	-
Provisions released	-	-
Other	-	-
Total	1,510	1,882

e)	Movements in provision for performance bonus:

	As of December 31,
	2011	2010
	MCh$	MCh$

Opening balances as of January 1	17,107	14,025
Provisions established	21,980	17,107
Provisions used	(17,299)	(14,025)
Provisions released	-	-
Other	-	-
Total	21,788	17,107

f)	Movements in provision for employee vacation:

	As of December 31,
	2011	2010
	MCh$	MCh$

Opening balances as of January 1	14,534	14,053
Provisions established	12,040	7,065
Provisions used	(9,378)	(6,584)
Provisions released	-	-
Other	-	-
Total	17,196	14,534

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011, 2010 AND 2009

NOTE 23 - OTHER LIABILITIES

The Other liabilities as of December 31, 2011 and 2010 are as follows:

	As of December 31,
	2011	2010
	MCh$	MCh$

Accounts and notes payable	86,402	63,026
Unearned income	948	1,547
Collaterals received (threshold)	271,980	68,217
Notes payable through brokerage and simultaneous transactions	8,725	53,856
Other liabilities	30,922	74,682

Total	398,977	261,328

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011, 2010 AND 2009

NOTE 24 -CONTINGENCIES AND COMMITMENTS:

a)	Lawsuits and legal procedures

As of the issuance date of these financial statements, the Bank and its affiliates were subject to certain legal actions in the normal course of business. As of December 31, 2011, the Bank and its affiliates maintained provisions for these legal actions, totaling MCh$ 789 (MCh$ 839 as of December 31, 2010), which are part of the “Provisions for contingencies” (see note 22 b)).

b)	Contingent loans

The following table shows the Bank’s contractual obligations to issue loans.

	As of December 31,
	2011	2010
	MCh$	MCh$

Letters of credit issued	184,649	209,532
Foreign letters of credit confirmed	52,889	85,739
Guarantees	920,986	898,751
Pledges and other commercial commitments	147,081	166,550
Subtotals	1,305,605	1,360,572
Available on demand credit lines	4,673,525	4,832,359
Other irrevocable credit commitments	95,150	129,428
Total	6,074,280	6,322,359

c) Held securities

The Bank holds securities in the normal course of business as follows:

	As of December 31,
	2011	2010
	MCh$	MCh$

Third party operations
Collections	212,784	173,219
Assets from third parties managed by the Bank and its affiliates	35	66
Subtotals	212,819	173,285
Custody of securities
Securities held in custody	250,291	290,549
Securities held in custody deposited in other entities	557,493	611,145
Issued securities held in custody	10,636,123	9,944,224
Subtotals	11,443,907	10,845,918

Total	11,656,726	11,019,203

d)	Guarantees

Banco Santander Chile has a comprehensive officer fidelity insurance policy, No. 2545451, with the insurance company Compañia de Seguros Chilena Consolidada, for an amount of USD $5,000,000, which jointly covers both the Bank and its affiliates for the period from July 1, 2011 to June 30, 2012.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011, 2010 AND 2009

NOTE 24 -CONTINGENCIES AND COMMITMENTS, continued:

Santander Asset Management S.A. Administradora General de Fondos

In conformity with General Standard No.125, the company designated Banco Santander Chile as the representative of the beneficiaries of the guarantees established by each of the managed funds, in compliance with Articles 226 onward of Law No.18,045.

In addition to these guarantees for creating mutual funds, there are other guarantees for a guaranteed return on certain mutual funds, totaling Ch$ 9,944 million and time deposits totaling UF 1,536,910.2616 as a guaranty of Private Investment Funds (P.I.F.) as of December 31, 2011.

Santander Agente de Valores Limitada

To ensure correct and full performance of all its obligations as an Agent, in conformity with the provisions of Articles No.30 and onward of Law No.18,045 on the Securities Market, the Company provided a guarantee in the amount of UF 4,000 through Insurance Policy No.212100436, underwritten by the Compañía de Seguros de Crédito Continental S.A., which matures on December 19, 2012.

Santander S.A. Corredores de Bolsa

The Company has given guarantees to the Bolsa de Comercio de Santiago for a current value of Ch$ 39,448 million to cover simultaneous transactions.

In addition, the Company has issued a guarantee to CCLV Contraparte Central S.A. (formerly known as Cámara de Compensación) in cash, for a total Ch$ 3,000 million as of December 31, 2011.

Santander Corredora de Seguros Limitada

a)	Insurance policies

In accordance with Circular No.1,160 of the Superintending of Securities and Insurance, the Company has an insurance policy in connection with its obligations as an intermediary in insurance contracts.  The Company purchased a guarantee policy (No.10019899), and professional liability policy (No.10019900) for its insurance brokers from Compañía de Seguros Generales Consorcio Nacional de Seguros S.A. The policies have a UF 500 and UF 60,000 coverage, respectively, and are valid from April 15, 2011 through April 14, 2012.

b)	Contingent loans and liabilities

To satisfy its clients’ needs, the Bank took on several contingent loans and liabilities, yet these could not be recognized in the Consolidated Statements of Financial Position. nevertheless these contingent loans and liabilities have credit risk and they are, therefore, part of the Bank’s global risk.

c)	Lawsuits

As of December 31, 2011 there are trials for MCh$ 1,265 mainly due to leased assets.  The estimated loss is recognized under Provisions.

The Bank is party in lawsuits for MCh$ 1,265 mainly due to leased assets.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011, 2010 AND 2009

NOTE 25 – EQUITY:

a)	Capital

As of December 31, 2011, 2010 and 2009 the Bank had 188,446,126,794 authorized, subscribed, fully paid and no par value shares.  All shares have the same rights, and have no preferences or restrictions.

The activity with respect to shares during 2011, 2010 and 2009 was as follows:

	Number of shares As of December 31,
	2011	2010	2009

Issued as of January 1	188,446,126,794	188,446,126,794	188,446,126,794
Issue of paid shares	-	-	-
Issue of outstanding shares	-	-	-
Stock options exercised	-	-	-
Issued as of December 31,	188,446,126,794	188,446,126,794	188,446,126,794

As of December 31, 2011, 2010 and 2009 neither the Bank nor any of its subsidiaries or associates held any of the issued shares.

As of December 31, 2011, shares held by shareholder were as follows:

Corporate Name or Shareholder's Name	Shares	ADRs	Total	% of Equity Holding

Teatinos Siglo XXI Inversiones Limitada	59,770,481,573	-	59,770,481,573	31.72
Santander Chile Holding S.A.	66,822,519,695	-	66,822,519,695	35.46
J.P. Morgan Chase Bank	-	39,287,497,122	39,287,497,122	20.85
Inversiones Antares S.A.	170,363,545	-	170,363,545	0.09
Banks and stock brokers on behalf of third parties	10,132,511,637	-	10,132,511,637	5.38
AFP on behalf of third parties	5,751,493,833	-	5,751,493,833	3.05
Other minority holders	3,827,146,677	2,684,112,712	6,511,259,389	3.45
Total			188,446,126,794	100.00

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011, 2010 AND 2009

NOTE 25 – EQUITY, continued:

As of December 31, 2010, the shareholder composition was as follows:

Corporate Name or Shareholder's Name	Shares	ADRs	Total	% of Equity Holding

Teatinos Siglo XXI Inversiones Limitada (*)	78,108,391,607	-	78,108,391,607	41.45
Santander Chile Holding S.A.	66,822,519,695	-	66,822,519,695	35.46
J.P. Morgan Chase Bank	-	29,892,971,334	29,892,971,334	15.86
Inversiones Antares S.A.	250,363,545	-	250,363,545	0.13
Antonio Hitschfeld Bollman	100,000,000	-	100,000,000	0.05
Banks and stock brokers on behalf of third parties	8,277,713,845	-	8,277,713,845	4.39
Other minority holders	3,997,968,278	996,198,490	4,994,166,768	2.66
Total			188,446,126,794	100.00

(*) In 2011, Teatinos Siglo XXI Inversiones Limitada, sold 9.73% of its share in Banco Santander Chile. The sale was performed in February and December 2011, selling 1.91% and 7.82%, respectively.

As of December 31, 2009, the shareholder composition was as follows:

Corporate Name or Shareholder's Name	Shares	ADRs	Total	% of Equity Holding

Teatinos Siglo XXI Inversiones Limitada (*)	78,108,391,607	-	78,108,391,607	41.45
Santander Chile Holding S.A.	66,822,519,695	-	66,822,519,695	35.46
J.P. Morgan Chase Bank	-	31,775,852,329	31,775,852,329	16.86
Inversiones Antares S.A.	250,363,545	-	250,363,545	0.13
Antonio Hitschfeld Bollman	200,000,000	-	200,000,000	0.11
Banks and stock brokers on behalf of third parties	6,985,588,652	-	6,985,588,652	3.71
Other minority holders	4,303,410,966	-	4,303,410,966	2.28
Total			188,446,126,794	100.00

b)	Dividends

During the years ended December 31, 2011 and 2009, the dividends recognized as distributions to owners and the related amount of dividends per share are detailed in the Consolidated Statements of Changes in Equity (F-6).

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011, 2010 AND 2009

NOTE 25 – EQUITY, continued:

c)	As of December 31, diluted and basic earnings per share were as follows:

	As of December 31,
	2011	2010	2009
	MCh$	MCh$	MCh$

a) Basic earnings per share
Total income attributable to Bank shareholders	401,733	505,393	431,557
Weighted average number of outstanding shares	188,446,126,794	188,446,126,794	188,446,126,794
Basic earning per share	2.132	2.682	2.290

b) Diluted earnings per share
Total income attributable to Bank shareholders	401,733	505,393	431,557
Weighted average number of outstanding shares	188,446,126,794	188,446,126,794	188,446,126,794
Assumed conversion of convertible debt	-	-	-
Adjusted number of shares	188,446,126,794	188,446,126,794	188,446,126,794
Diluted earnings per share	2.132	2.682	2.290

As of December 31, 2011, 2010 and 2009 there were no potential shares with dilutive effects.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011, 2010 AND 2009

NOTE 25 – EQUITY, continued:

d)	Other comprehensive income of available for sale investments and cash flow hedges:

	As of December 31,
	2011	2010	2009
	MCh$	MCh$	MCh$

Available for sale investments
Balance as of January 1	(18,596)	(29,304)	(20,019)
Gains (losses) on remeasuring available for sale investments, before tax	18,676	12,316	37,713
Reclassification adjustments on available for sale investments, before tax	-	-	-
Realized (gains) losses	2,963	(1,608)	(46,998)
Subtotals	21,639	10,708	(9,285)
Total other comprehensive income, before tax, available-for-sale investments	3,043	(18,596)	(29,304)

Cash flow hedges
Balance as of January 1	11,958	(3,162)	10,873
Gains (losses) on remeasuring cash flow hedges, before tax	(12,031)	15,120	(14,035)
Reclassification adjustments on cash flow hedges, before tax	467	-	-
Amounts removed from equity and included in carrying amount of non financial asset (liability) whose acquisition or incurrence was hedged as a highly probable transition	-	-	-
Subtotals	(11,564)	15,120	(14,035)
Total other comprehensive income, before tax, cash flow hedges	394	11,958	(3,162)

Other comprehensive income, before taxes	3,437	(6,638)	(32,466)

Income tax related other comprehensive income components
Income tax relating to available for sale investments	(562)	3,570	4,982
Income tax relating to cash flow hedges	(72)	(2,324)	537
Total accumulative income tax related to other comprehensive income,	(634)	1,246	5,519

Other comprehensive income, net of tax	2,803	(5,392)	(26,947)
Attributable to:
Bank shareholders	2,832	(5,180)	(26,804)
Non-controlling interest	(29)	(212)	(143)

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011, 2010 AND 2009

NOTE 26 - CAPITAL REQUIREMENTS (BASEL):

Pursuant to the Chilean General Banking Law, the Bank must maintain a minimum ratio of effective equity to risk-weighted consolidated assets of 8% net of required allowances, and a minimum ratio of basic equity to consolidated total assets of 3%, net of required allowances. However, as a result of the Bank’s merger in 2002, the SBIF has determined that the Bank’s combined effective equity cannot be lower than 11% of its risk-weighted assets. Effective net equity is defined for these purposes as basic equity (capital and reserves) plus subordinated bonds, up to a maximum of 50% of basic equity, and fogape guarantees (CORFO) up to 15% over guarantees covering assets assessed by risk.

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

According to Chapter 12-1 of the SBIF’s Recopilación Actualizada de Normas (Updated Compilation of Rules) effective January 2011, the SBIF changed existing regulation with the enforcement of Chapter B-3 of the Compendium of Accounting Standards, which charged the risk exposure of contingent loans from 100% exposure to the following:

Type of contingent loan	Exposition

a) Pledges and other commercial commitments	100%
b) Foreign letters of credit confirmed	20%
c) Letters of credit issued	20%
d) Guarantees	50%
e) Interbank guarantee letters	100%
f) Available lines of credit	50%
h) Other loan commitments
- Higher Education Loans Law No. 20,027	15%
- Others	100%
h) Other contingent loans	100%

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011, 2010 AND 2009

NOTE 26 – CAPITAL REQUIREMENTS (BASEL), continued:

The levels of basic capital and effective net equity at the close of each period are as follows:

	Consolidated assets		Risk-weighted assets
	As of December 31,		As of December 31,
	2011	2010	2011	2010
	MCh$	MCh$	MCh$	MCh$

Balance-sheet assets (net of allowances)(*)
Cash and deposits in banks	2,793,701	1,762,198	-	-
Cash in process of collection	276,454	374,368	45,737	126,083
Trading investments	409,763	379,670	23,817	57,588
Investments under resale agreements	12,928	170,985	12,928	98,323
Financial derivative contracts (**)	1,158,023	1,452,068	807,233	871,872
Interbank loans	87,541	69,672	17,508	13,934
Loans and accounts receivable from customers	16,823,407	15,215,318	14,746,903	13,350,182
Available for sale investments	1,661,311	1,473,980	99,197	101,875
Investments in other companies	8,728	7,275	8,728	7,275
Intangible assets	80,739	77,990	80,739	77,990
Property, plant and equipment	153,059	154,985	153,059	154,985
Current taxes	37,253	12,499	3,725	1,250
Deferred taxes	147,754	117,964	14,775	11,796
Other assets	546,470	640,937	426,822	474,135
Off-balance-sheet assets
Contingent loans	3,023,330	3,173,789	1,801,971	1,897,977
Total	27,220,461	25,083,698	18,243,142	17,245,265

(*)	Figures are presented as required by local regulations.

(**)
“Financial derivative contracts” are presented at their “Credit Equivalent Risk” value as established in Chapter 12-1 of the Recopilación Actualizada de Normas – RAN – (Updated Compilation of Rules) issued by the SBIF.

The levels of basic capital and effective net equity at the end of each period are as follows:

			Percentage
	As of December 31,		As of December 31,
	2011	2010	2011	2010
	MCh$	MCh$	%	%

Basic capital	2,001,222	1,831,798	7.35	7.30
Effective net equity	2,687,393	2,503,898	14.73	14.52

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011, 2010 AND 2009

NOTE 27 – NON CONTROLLING INTEREST

This item reflects the net amount of the subsidiaries net equity attributable to equity instruments which does not belong to the Bank either directly or indirectly, including the part that has been attributed to income for the period.

The non-controlling interest in the subsidiaries’ equity is summarized as follows:

				Other comprehensive income
As of December 31, 2011	Non Controlling	Equity	Income	Available for sale investments	Deferred tax	Total other comprehensive income	Comprehensive income
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Subsidiaries
Santander Agente de Valores Limitada	0.97	571	68	15	(3)	12	80
Santander S.A. Sociedad Securitizadora	0.36	3	-	-	-	-	-
Santander S.A. Corredores de Bolsa	49.00	27,378	4,077	206	(35)	171	4,248
Santander Asset Management S.A. Administradora General de Fondos	0.02	13	6	-	-	-	6
Santander Corredora de Seguros Limitada	0.24	143	7	-	-	-	7
Subtotals		28,108	4,158	221	(38)	183	4,341

Special Purpose Entities:
Bansa Santander S.A.	100.00	1,029	(613)	-	-	-	(613)
Santander Gestión de Recaudación y Cobranza Limitada.	100.00	2,335	616	-	-	-	616
Multinegocios S.A.	100.00	150	17	-	-	-	17
Servicios Administrativos y Financieros Limitada.	100.00	1,083	426	-	-	-	426
Servicios de Cobranzas Fiscalex Limitada	100.00	152	37	-	-	-	37
Multiservicios de Negocios Limitada.	100.00	944	290	-	-	-	290
Subtotals		5,693	773	-	-	-	773

Total		33,801	4,931	221	(38)	183	5,114

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011, 2010 AND 2009

NOTE 27 - NON CONTROLLING INTERESTS, continued:

The non controlling interest in equity and the subsidiaries’ income as of December 31, 2010 is summarized as follows:

				Other comprehensive income
As of December 31, 2010	Non Controlling	Equity	Income	Available for sale investments	Deferred tax	Total other comprehensive income	Comprehensive income
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Subsidiaries
Santander Agente de Valores Limitada	0.97	489	23	34	(6)	28	51
Santander S.A. Sociedad Securitizadora	0.36	3	-	-	-	-	-
Santander S.A. Corredores de Bolsa	49.00	26,245	3,727	(117)	20	(97)	3,630
Santander Asset Management S.A. Administradora General de Fondos	0.02	14	6	-	-	-	6
Santander Corredora de Seguros Limitada	0.24	135	8	-	-	-	8
Subtotals		26,886	3,764	(83)	14	(69)	3,695

Special Purpose Entities:
Bansa Santander S.A.	100.00	1,643	(738)	-	-	-	(738)
Santander Gestión de Recaudación y Cobranza Limitada.	100.00	1,720	(1,650)	-	-	-	(1,650)
Multinegocios S.A.	100.00	133	37	-	-	-	37
Servicios Administrativos y Financieros Limitada.	100.00	657	322	-	-	-	322
Servicios de Cobranzas Fiscalex Limitada	100.00	117	65	-	-	-	65
Multiservicios de Negocios Limitada.	100.00	653	279	-	-	-	279
Subtotals		4,923	(1,685)	-	-	-	(1,685)

Total		31,809	2,079	(83)	14	(69)	2,010

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011, 2010 AND 2009

NOTE 27 - NON CONTROLLING INTERESTS, continued:

The non controlling interest in equity and the subsidiaries’ income as of December 31, 2009 is summarized as follows:

				Other comprehensive income
As of December 31, 2009	Non Controlling	Equity	Income	Available for sale investments	Deferred tax	Total other comprehensive income	Comprehensive income
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Subsidiaries
Santander Agente de Valores Limitada (former Santander S.A. Agente de Valores)	0.97	437	63	(2)	-	(2)	61
Santander S.A. Sociedad Securitizadora	0.36	4	-	-	-	-	-
Santander S.A. Corredores de Bolsa	49.00	22,612	3,156	(123)	21	(102)	3,054
Santander Asset Management S.A. Administradora General de Fondos	0.02	13	5	-	-	-	5
Santander Corredora de Seguros Limitada (former Santander Leasing S.A.)	0.24	127	14	-	-	-	14
Subtotals		23,193	3,238	(125)	21	(104)	3,134
Special Purpose Entities:
Bansa Santander S.A.	100.00	2,380	(412)	-	-	-	(412)
Santander Gestión de Recaudación y Cobranza Limitada	100.00	3,368	1,542	-	-	-	1,542
Multinegocios S.A.	100.00	96	28	-	-	-	28
Servicios Administración y Financieros Limitada	100.00	336	380	-	-	-	380
Servicios de Cobranzas Fiscalex Limitada	100.00	51	48	-	-	-	48
Multiservicios de Negocios Limitada	100.00	375	229	-	-	-	229
Subtotals		6,606	1,815	-	-	-	1,815

Total		29,799	5,053	(125)	21	(104)	4,949

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011, 2010 AND 2009

NOTE 28 - INTEREST INCOME AND EXPENSE:

This item refers to interest earned in the period by all the financial assets whose return, whether implicitly or explicitly, is determined by applying the effective interest rate method, regardless of the value at fair value, as well as the reclassification of products as a consequence of hedge accounting.

a)	The composition of income from interest and adjustments, not including income from hedge accounting, is as follows:

	As of December 31,
	2011				2010				2009
	Interest	Adjustments (*)	Prepaid fees	Total	Interest	Adjustments (*).	Prepaid fees	Total	Interest	Adjustments (*)	Prepaid fees	Total
Items	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Repurchase agreements	5,448	(2)	-	5,446	2,041	105	-	2,146	16,903	3,603	-	20,506
Interbank loans	3,486	-	-	3,486	934	-	-	934	262	-	-	262
Commercial loans	596,171	121,704	4,462	722,337	473,559	65,972	3,089	542,620	574,912	(65,137)	3,016	512,791
Mortgage loans	205,288	181,966	10,524	397,778	188,940	101,979	5,415	296,334	182,262	(88,801)	4,109	97,570
Consumer loans	544,671	3,093	2,977	550,741	481,860	1,533	2,899	486,292	506,896	(1,844)	3,249	508,301
Investment instruments	89,823	9,371	-	99,194	47,512	13,194	-	60,706	47,331	(20,646)	-	26,685
Other interest income	7,569	4,281	-	11,850	6,176	1,026	-	7,202	3,102	1,897	-	4,999

Interest income	1,452,456	320,413	17,963	1,790,832	1,201,022	183,809	11,403	1,396,234	1,331,668	(170,928)	10,374	1,171,114

b)	As indicated in Note 1 i), suspended interest is recorded in suspense accounts (off-balance-sheet accounts) until it is effectively received.

As of December 31, 2011, 2010 and 2009, the detail of income from suspended interest is as follows:

	As of December 31,
	2011				2010				2009
	Interest	Adjustments (*)	Prepaid fees	Total	Interest	Adjustments (*)	Prepaid fees	Total	Interest	Adjustments (*)	Prepaid fees	Total
Off balance sheet	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	27,240	7,530	-	34,770	22,675	3,345	-	26,020	21,224	3,933	-	25,157
Mortgage loans	4,524	7,531	-	12,055	3,956	3,501	-	7,457	5,570	2,726	-	8,296
Consumer loans	19,898	1,233	-	21,131	16,282	498	-	16,780	32,788	(671)	-	32,117

Total	51,662	16,294	-	67,956	42,913	7,344	-	50,257	59,582	5,988	-	65,570

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

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011, 2010 AND 2009

NOTE 28 - INTEREST INCOME AND EXPENSE, continued:

c)	The composition of expense from interest and adjustments, excluding expense from hedge accounting, is as follows:

	As of December 31,
	2011				2010				2009
	Interest	Adjustments (*)	Prepaid fees	Total	Interest	Adjustments (*)	Prepaid fees	Total	Interest	Adjustments (*)	Prepaid fees	Total
Items	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Demand deposits	(1,283)	(658)	-	(1,941)	(511)	(378)	-	(889)	(704)	(167)	-	(871)
Repurchase agreements	(8,603)	(184)	-	(8,787)	(2,164)	(215)	-	(2,379)	(15,372)	572	-	(14,800)
Time deposits and liabilities	(351,009)	(86,772)	-	(437,781)	(169,875)	(51,784)	-	(221,659)	(293,658)	65,909	-	(227,749)
Interbank borrowings	(26,006)	(41)	-	(26,047)	(29,872)	(33)	-	(29,905)	(29,030)	64	-	(28,966)
Issued debt instruments	(170,756)	(98,374)	-	(269,130)	(132,415)	(55,124)	-	(187,539)	(112,549)	49,801	-	(62,748)
Other financial liabilities	(5,019)	(1,485)	-	(6,504)	(4,941)	(988)	-	(5,929)	(3,834)	1,447	-	(2,387)
Other interest expense	(2,372)	(7,195)	-	(9,567)	(109)	(6,098)	-	(6,207)	(1,994)	(71)	-	(2,065)

Interest expense total	(565,048)	(194,709)	-	(759,757)	(339,887)	(114,620)	-	(454,507)	(457,141)	117,555	-	(339,586)

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

d)	The summary of interest and expenses for the years ended December 31, 2011, 2010 and 2009:

	As of December 31,
	2011	2010	2009
Items	MCh$	MCh$	MCh$

Interest income	1,790,832	1,396,234	1,171,114
Interest expense	(759,757)	(454,507)	(339,586)

Interest income	1,031,075	941,727	831,528

Income from hedge accounting (net)	(58,775)	(2,008)	24,988

Total net interest income	972,300	939,719	856,516

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011, 2010 AND 2009

NOTE 29 – FEES AND COMMISSIONS:

This item includes the amount of fees earned and paid in the period, except for those which are an integral part of the financial instrument’s effective interest rate:

	As of December 31,
	2011	2010	2009
	MCh$	MCh$	MCh$

Fee and commission income
Fees and commissions for lines of credits and overdrafts	11,602	15,603	25,822
Fees and commissions for guarantees and letters of credit	24,388	22,852	24,558
Fees and commissions for card services	122,900	107,047	96,388
Fees and commissions for management of accounts	28,725	27,011	27,566
Fees and commissions for collections and payments	61,803	60,136	65,782
Fees and commissions for intermediation and management of securities	13,072	10,882	7,808
Fees and commissions for investments in mutual funds or others	37,618	39,952	30,766
Insurance brokerage fees	34,066	32,783	16,307
Office banking	11,884	9,435	8,586
Other fees earned	16,983	12,482	12,342
Total	363,041	338,183	315,925

	As of December 31,
	2011	2010	2009
	MCh$	MCh$	MCh$

Fee and commission expense
Compensation for card operation	(63,375)	(51,148)	(44,718)
Fees and commissions for securities transactions	(2,555)	(1,781)	(1,276)
Office banking	(9,617)	(7,603)	(6,034)
Other fees	(9,658)	(14,069)	(9,767)
Total	(85,205)	(74,601)	(61,795)

Net fees and commissions income	277,836	263,582	254,130

The fees earned in transactions with letters of credit are recorded in line item “Interest income” in the Consolidated Statement of Income.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011, 2010 AND 2009

NOTE 30 - NET INCOME FROM FINANCIAL OPERATIONS:

This item includes the adjustments for changes in financial instruments, except for interest attributable to the application of the effective interest rate method for adjustments to asset values, as well as the income earned in purchases and sales of financial instruments.

As of December 31, 2011, 2010 and 2009, the detail of income from financial operations is as follows:

	As of December 31,
	2011	2010	2009
	MCh$	MCh$	MCh$

Net income from financial operations
Trading derivatives	116,877	3,598	(102,825)
Trading investments	38,819	31,058	49,220
Sale of loans and accounts receivables from customers
Current portfolio	2,368	2,573	542
Written-off portfolio	7,324	9,824	8,689
Available for sale investments	(3,356)	(8,319)	47,335
Other income from financial operations (*)	8,825	21	926
Total	170,857	38,755	3,887

(*) In 2011, Banco Santander Chile sold all of its shares in Visa Inc. The book value of the shares was Ch$ 1, generating an income of MCh$ 5,705.

NOTE 31 – NET FOREIGN EXCHANGE PROFIT(LOSS):

This item includes the income earned from foreign currency trading, differences that arise from translating monetary items denominated in a foreign currency to the functional currency, and those generated by non-monetary assets in a foreign currency at the time of their sale.

As of December 31, 2011, 2010 and 2009, the detail of foreign exchange income is as follows:

	As of December 31,
	2011	2010	2009
	MCh$	MCh$	MCh$

Currency exchange differences
Net profit (loss) from currency exchange differences	(257,986)	273,997	401,695
Hedging derivatives	177,553	(215,721)	(266,221)
Income from adjustable assets in foreign currency	4,632	(3,176)	(10,138)
Income from adjustable liabilities in foreign currency	(859)	2,133	37,905
Total	(76,660)	57,233	163,241

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011, 2010 AND 2009

NOTE 32 - PROVISION FOR LOAN LOSSES:

a)   The 2011, 2010 and 2009 activity for provision for loan losses recorded on the income statement is as follows:

As of December 31, 2011	Interbank loans	Loans and accounts receivable from customers			Contingent loans	Total
		Commercial loans	Mortgage loans	Consumer loans
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Allowances and charge-offs
- Individual evaluations	(464)	(81,068)	-	-	(807)	(82,339)
- Group evaluations	-	(104,928)	(38,723)	(230,586)	(3,960)	(378,197)
Total Allowances and charge-offs	(464)	(185,996)	(38,723)	(230,586)	(4,767)	(460,536)

Allowances released
- Individual evaluations	507	41,741	-	-	2,818	45,066
- Group evaluations	-	26,582	7,645	25,185	4,096	63,508
Total released allowances	507	68,323	7,645	25,185	6,914	108,574

Recovery of loans previously charged off (*)	-	7,216	16,135	12,474	-	35,825

Net charge to income	43	(110,457)	(14,943)	(192,927)	2,147	(316,137)

(*) During 2011, the government paid in change off mortgage loans belonging to the National Association of Saving and Loans (ANAP) for an amount of MCh$ 14,390.

As of December 31, 2010	Interbank loans	Loans and accounts receivable from customers			Contingent loans	Total
		Commercial loans	Mortgage loans	Consumer loans
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Allowances and charge-offs
- Individual evaluations	(131)	(40,729)	-	-	(3,416)	(44,276)
- Group evaluations	-	(65,652)	(16,300)	(187,740)	(298)	(269,990)
Total Allowances and charge-offs	(131)	(106,381)	(16,300)	(187,740)	(3,714)	(314,266)

Allowances released
- Individual evaluations	119	10,828	-	-	1,936	12,883
- Group evaluations	-	8,683	952	7,135	219	16,989
Total released allowances	119	19,511	952	7,135	2,155	29,872

Recovery of loans previously charged off	-	6,994	1,389	22,096	-	30,479

Net charge to income	(12)	(79,876)	(13,959)	(158,509)	(1,559)	(253,915)

As of December 31, 2009	Interbank loans	Loans and accounts receivables from customers			Contingent loans	Total
		Commercial loans	Mortgage loans	Consumer loans
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Allowances and charge-offs
- Individual evaluations	(7)	(34,037)	-	-	(1,380)	(35,424)
- Group evaluations	-	(73,774)	(14,061)	(276,530)	-	(364,365)
Total allowances and charge-offs	(7)	(107,811)	(14,061)	(276,530)	(1,380)	(399,789)

Allowances released
- Individual evaluations	-	5,635	-	-	-	5,635
- Group evaluations	-	1,718	1,450	18,495	72	21,735
Total released allowances	-	7,353	1,450	18,495	72	27,370

Recovery of loans previously charged off	-	8,446	2,560	28,268	-	39,274

Net charge to income	(7)	(92,012)	(10,051)	(229,767)	(1,308)	(333,145)

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011, 2010 AND 2009

NOTE 33 - PERSONNEL SALARIES AND EXPENSES:

a)	Composition of personnel salaries and expenses

	As of December 31,
	2011	2010	2009
	MCh$	MCh$	MCh$

Personnel salaries	181,515	157,578	152,695
Bonuses or gratifications	63,484	62,958	47,983
Stock-based benefits	2,261	2,042	2,371
Seniority compensation	8,277	6,275	3,075
Pension plans	1,207	941	100
Training expenses	2,397	1,616	1,452
Day care and kindergarten	2,367	1,960	1,582
Health funds	2,940	2,671	2,519
Welfare fund	447	440	462
Other personnel expenses	15,718	13,784	12,245
Total	280,613	250,265	224,484

b)	Stock based benefits

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

Long-term incentive policy

The Board of Directors approved a long-term incentive plan consisting of granting stock options on Bank’s shares to Santander Group’s executive directors and certain executive employees in Spain and other Santander Group companies.

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

This plan involves cycles of shares given to the beneficiaries. Each cycle has a three-year length, so a cycle will begin every year and, from 2007 onward, another cycle will simultaneously terminate. The objective is to establish an adequate sequence between the end of the incentive program linked to the previous plan (PI06) and the successive cycles of this plan. Accordingly, the first two cycles began in July 2007, the first cycle had a two-year length (PI09), and the second cycle has a standard three-year length (PI10).  In June 2008 and 2010 the beginning of the third-cycle (PI11) and fourth-cycle (PI12) incentive plans was approved by the Parent Company. These new plans consist of three-year cycles and are linked to the fulfillment of the predetermined objectives. In 2010, the beginning of the fifth cycle was approved (PI13). In 2011 the beginning of the fifth cycle was approved (PI14). This new cycle has a standard term of three years and began to impact on the Consolidated Statements of Income in 2011.

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

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011, 2010 AND 2009

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

The achievement of objectives chart for the I09, I10, and I11 plans is as follows:

Santander’s position in the TSR Ranking	Maximum percentage of shares earned	Santander’s position in the EPS growth ranking	Maximum percentage of shares earned

1st to 6th	50%	1st to 6th	50%
7°	43%	7°	43%
8°	36%	8°	36%
9°	29%	9°	29%
10°	22%	10°	22%
11°	15%	11°	15%
12th and above	0%	12th and above	0%

For the I12 and I13 plans only TSR is measured:

Santander’s position in the TSR Ranking	Maximum percentage of shares earned

1st to 5th	100.0%
6°	82.5%
7°	65.0%
8°	47.5%
9°	30.0%
10th and above	0.0%
For the I14 plan only TSR is measured:

Santander’s position in the TSR Ranking	Maximum percentage of shares earned

1st to 5th	100.0%
6°	86.05%
7°	72.0%
8°	58.0%
9°	44.0%
10°	30.0%
11th to 17th	0.0%

If Banco Santander, S.A. is within the first quartile (including the 25th percentile) for each of the measures considered (TSR and EPS growth), the maximum percentage of shares will be earned; if it is at the median (including the 50th percentile), 30% of the maximum percentage of shares will be earned. If it is below the median, all the share distributions will be voided.

As of December 31, 2011 the aforementioned objectives were achieved in their entirety, so the Bank recorded a cost for the period of Ch$ 2,261 million, which corresponds to the fair value of Plan I10 (which ended on June 30, 2011), Plan I11, Plan I12, Plan I13, and Plan I14 for the shares granted; this sum was charged to income in the specific period in which the beneficiaries provided their services to Banco Santander Chile. This program had no diluting effects on the non controlling interests. This fair value was calculated as described below:

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011, 2010 AND 2009

NOTE 33 - PERSONNEL SALARIES AND EXPENSES, continued:

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

	PI10	PI11	PI12	PI13	PI14
Expected volatility (*)	15.67%	19.31%	42.36%	49.65%	51.35%
Historical annual dividend return	3.24%	3.47%	4.88%	6.34%	6.06%
Risk-free interest rate	4.49%	4.83%	2.04%	3.33%	4.07%

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

Below is a table which provides a detail of the foregoing:

	Number of shares	Exercise price	Group of employees	Number of individuals	Date of commencement of the exercise	Date of termination of exercise period
		€
Options granted (Plan I10)	1,519,169	-	Managers	477	07/01/2007	06/30/2010
Options granted (Plan I10)	70,000	-	Other non-managerial positions	67	07/01/2007	06/30/2010
Options granted (Plan I11)	1,057,204	-	Managers	322	07/01/2008	06/30/2011
Options granted (Plan I11)	71,042	-	Other non-managerial positions	106	07/01/2008	06/30/2011
Options granted (Plan I12)	327,882	-	Managers	157	07/01/2009	06/30/2012
Options granted (Plan I12)	36,848	-	Other non-managerial positions	76	07/01/2009	06/30/2012
Plans in force on December 31, 2009	3,082,145			1.205

Options granted (Plan I10)	237,976	-	Managers	162	07/01/2007	06/30/2010
Options granted (Plan I10)	9,070	-	Other non-managerial positions	19	07/01/2007	06/30/2010
Options granted (Plan I11)	557,772	-	Managers	167	07/01/2008	06/30/2011
Options granted (Plan I11)	31,171	-	Other non-managerial positions	47	07/01/2008	06/30/2011
Options granted (Plan I12)	564,339	-	Managers	170	07/01/2009	06/30/2012
Options granted (Plan I12)	43,787	-	Other non-managerial positions	63	07/01/2009	06/30/2012
Options granted (Plan I13)	310,902	-	Managers	166	07/01/2010	06/30/2013
Options granted (Plan I13)	65,148	-	Other non-managerial positions	68	07/01/2010	06/30/2013
Options granted (Plan I10) exercised	(1,757,145)	-	Managers	162
Options granted (Plan I10) exercised	(79,070)	-	Other non-managerial positions	19
Plans in force on December 31, 2010	3,066,095

Options granted (Plan I11)	315,716	-	Managers	174	07/01/2008	06/30/2011
Options granted (Plan I11)	16,868	-	Other non-managerial positions	47	07/01/2008	06/30/2011
Options granted (Plan I12)	591,686	-	Managers	157	07/01/2009	06/30/2012
Options granted (Plan I12)	79,631	-	Other non-managerial positions	77	07/01/2009	06/30/2012
Options granted (Plan I13)	650,474	-	Managers	166	07/01/2010	06/30/2013
Options granted (Plan I13)	136,303	-	Other non-managerial positions	68	07/01/2010	06/30/2013
Options granted (Plan I14)	295,503	-	Not distributed		07/01/2011	06/30/2014
Options granted (Plan I11)	(1,930,691)	-	Other non-managerial positions	174
Options granted (Plan I11)	(119,082)	-	Managers	47
Plans in force on December 31, 2011	3,102,503

Plan I12	1,644,173
Plan I13	1,162,827
Plan I14	295,503

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011, 2010 AND 2009

NOTE 34 – ADMINISTRATIVE EXPENSES:

As of December 31, 2011, 2010 and 2009, the composition of the item is as follows:

	As of December 31,
	2011	2010	2009
	MCh$	MCh$	MCh$

General administrative expenses
Maintenance and repair of property, plant and equipment	12,171	11,165	10,260
Office lease	22,337	18,875	17,202
Equipment lease	198	156	228
Insurance payments	2,562	1,740	1,183
Office supplies	6,354	6,693	6,626
Information technology and communication expenses	22,005	21,092	19,789
Lighting, heating, and other utilities	4,739	5,504	6,204
Security and valuables transport services	11,122	10,185	10,136
Representation and personnel travel expenses	4,548	4,024	3,789
Judicial and notarial expenses	7,203	6,466	4,470
Fees for technical reports	2,928	4,171	5,665
Fees for professional services	2,990	648	631
Other general administrative expenses	2,947	2,564	3,012
Outsourced services
Data processing	17,185	20,066	14,585
Other	21,339	10,017	9,398
Board expenses
Compensation to Board members	1,002	894	645
Board expenses	309	-	-
Marketing expenses
Publicity and advertising	15,262	14,228	13,847
Taxes, payroll taxes, and contributions
Real estate contributions	1,742	1,655	1,886
Patents	1,708	1,663	1,701
Other taxes	31	28	24
Contributions to SBIF	6,143	5,509	5,431

Total	166,825	147,343	136,712

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011, 2010 AND 2009

NOTE 35 – DEPRECIATION, AMORTIZATION AND IMPAIRMENT:

a)	Depreciation and, amortization and impairment charges during the years 2011, 2010 and 2009 periods are detailed below:

	As of December 31,
	2011	2010	2009
	MCh$	MCh$	MCh$

Depreciation and amortization
Depreciation of property, plant and equipment	(20,373)	(22,175)	(21,691)
Amortizations of intangible assets	(33,093)	(27,228)	(24,932)
Total depreciation and amortization	(53,466)	(49,403)	(46,623)
Impairment of property, plant, and equipment	(116)	(4,925)	(75)

Total	(53,582)	(54,328)	(46,698)

As of December 31, 2011 impairment to property, plant, and equipment amounted to MCh$ 116 for damages to ATMs.

As of December 2010, the amount of impairment of property, plant, and equipment amounted MCh$ 4,925 due to the earthquake on February 27, 2010 which affected some of the offices located at the damaged zone for a total of MCh$4,739 in offices and MCh$186 for ATMs.

b)	The reconciliation between the book values as of January 1, 2008 and the balances as of December 31, 2011 and 2010 is as follows:

	Depreciation and amortization 2011
	Property, plant, and equipment	Intangible assets	Total
	MCh$	MCh$	MCh$

Balances as of January 1, 2011	(64,376)	(78,329)	(142,705)
Depreciation and amortization charges in the period	(20,373)	(33,093)	(53,466)
Sales and disposals in the period	481	-	481
Others	38	(57)	(19)

Balances as of December 31, 2011	(84,230)	(111,479)	(195,709)

	Depreciation and amortization 2010
	Property, plant, and equipment	Intangible assets	Total
	MCh$	MCh$	MCh$

Opening Balance as of January 1, 2010	(42,979)	(51,101)	(94,080)
Depreciation and amortization charges in the period	(22,175)	(27,228)	(49,403)
Sales and disposals in the period	778	-	778

Balances as of December 31, 2010	(64,376)	(78,329)	(142,705)

	Depreciation and amortization 2009
	Property, plant and equipment	Intangible assets	Total
	MCh$	MCh$	MCh$
Balance as of January 1	(21,414)	(26,169)	(47,583)
Depreciation and amortization charges in the period	(21,691)	(24,932)	(46,623)
Sales and disposals in the period	126	-	126
Balance as of December 31	(42,979)	(51,101)	(94,080)

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011, 2010 AND 2009

NOTE 36 - OTHER OPERATING INCOME AND EXPENSES:

a)	Other operating expenses are comprised of the following components:

	As of December 31,
	2011	2010	2009
	MCh$	MCh$	MCh$

Income from assets received in lieu of payment
Income from sale of assets received in lieu of payment	5,629	1,556	29
Recovery of charge-offs and income from assets received in lieu of payment	-	-	-
Subtotals	5,629	1,556	29
Income from sale of investments in other companies (*)
Gain on sale of investments in other companies	-	-	1,859
Subtotals	-	-	1,859
Other income
Leases	305	117	1,123
Gain on sale of property, plant and equipment (**)	11,863	31,246	7,622
Recovery of provisions for contingencies	-	7,040	14,793
Compensation from insurance companies due to earthquake and damages	437	3,175	-
Other	515	474	440
Subtotals	13,120	42,052	23,978

Total	18,749	43,608	25,866

On March 2011, Banco Santander Chile sold 1 office. At the time of sale, its carrying value was MCh$48, its selling price was MCh$165, resulting in a gain of MCh$117.

In November 2011, Banco Santander Chile sold 6 branch offices. The carrying value of the branches was MCh$5,504, and their selling price was MCh$13,556, resulting in a gain of MCh$8,052.

In December 2011, Banco Santander Chile sold 1 branch office. The carrying value of the branch was MCh$685, and its selling price was MCh$3,609, resulting in a gain of MCh$2,924.

(**)In April 2010, Banco Santander Chile sold 5 branch offices. At the time of sale the carrying amount of the branches of sale the total accounting value of these assets was MCh$4,927 and, their selling price was MCh$11,547, generating resulting in a gain of MCh$6,620.

In June 2010, Banco Santander Chile sold 11 branch offices. At the time of sale the carrying amount of the branches At the time of sale the total accounting value of these assets was MCh$8,138 and their selling price was MCh$14,546 resulting in a gain of generating MCh$6,408.

In July 2010, Banco Santander Chile sold a piece of property. The carrying amount at the time of sale, the total accounting value of the property his good was MCh$380 and, its selling price was MCh$376, resulting in a loss of generating a MCh$4 loss, included in the “other operating expenses” item” line.

In October 2010, Banco Santander Chile sold 16 branches offices. The sale was awarded to by Compañía de Seguros CorpSeguros S.A. for MCh$18,479. (UF 861,320), which generated an approximate profit of MCh$10,229. Its accounting value was the carrying amount of the branches was MCh$8,250, resulting in a gain of MCh$10,229.

In November 2010, Banco Santander Chile sold a piece of property. The carrying amount at the time of sale the total accounting value of the property this good was MCh$158 and  its selling price was MCh$220,  resulting in a gain of MCh$62.

In December 2010, Banco Santander Chile sold 11 branch offices. The carrying amount of the branches at the time of sale the total accounting value of these assets was MCh$4,257 and their selling price was MCh$11,934  a resulting in a gain of MCh$7,677.

(*)On March 10, 2009 Visa Inc. transferred to Banco Santander Chile 34,093 class LAC shares. On March 20, 2009 51% of these shares were sold, corresponding to 17,387 shares at $27,442 per share, generating a sale profit resulting in a gain on sale of MCh$447.

On June 26, 2009 16,049 MasterCard shares were sold. At the time of sale their accounting value was MCh$83 and their selling price was MCh$1,453,  generating a sale profit of MCh$1,370.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011, 2010 AND 2009

NOTE 36 - OTHER OPERATING INCOMES AND EXPENSES, continued:

b)	Other operating expenses for the years 2011, 2010 and 2009 are as follows:

	As of December 31,
	2011	2010	2009
	MCh$	MCh$	MCh$
Provisions and expenses for assets received in lieu of payment
Provisions for assets received in lieu of payment	10,050	3,594	3,206
Expenses for maintenance of assets received in lieu of payment	2,732	2,392	2,922
Subtotals	12,782	5,986	6,128

Credit card expenses
Credit card expenses	1,955	3,102	3,004
Credit card memberships	4,472	3,675	2,898
Subtotals	6,427	6,777	5,902

Customer services	8,965	7,756	8,807

Other expenses
Operating charge-offs	9,884	4,843	3,106
Life insurance and general product insurance policies	6,524	5,703	4,553
Additional tax on expenses paid overseas	3,516	2,174	1,728
Expenses for mortgage credits	-	1,868	814
Losses on sale of property, plant and equipment	-	21	24
Expenses for foreign trade operations	44	128	306
Income from leasing transactions	-	82	-
Provisions for contingencies	8,144	775	1,088
Expenses for earthquake damages	475	5,875	-
Others	7,447	3,414	4,908
Subtotals	36,034	24,883	16,527

Total	64,208	45,402	37,364

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011, 2010 AND 2009

NOTE 37 - TRANSACTIONS WITH RELATED PARTIES:

In addition to Subsidiaries and associates entities, the Bank’s “related parties” include its “key personnel” from the executive staff (members of the Bank’s Board and the Managers of Banco Santander Chile and its Affiliates, together with their close relatives), as well as the entities over which the key personnel could exercise significant influence or control.

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

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011, 2010 AND 2009

NOTE 37 - TRANSACTIONS WITH RELATED PARTIES, continued:

a)	Loans to related parties:

Below are loans and receivables, and contingent loans, corresponding to related entities:

	As of December 31,
	2011				2010				2009
	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Loans and accounts receivables
Commercial loans	39,708	663	2,234	62,512	36,966	670	2,478	14,015	11,331	914	2,840	108,372
Mortgage loans	-	-	15,657	-	-	-	15,157	-	-	-	12,754	-
Consumer loans	-	-	1,808	-	-	-	2,182	-	-	-	1,744	-
Loans and accounts receivables	39,708	663	19,699	62,512	36,966	670	19,817	14,015	11,331	914	17,338	108,372

Provision for loan losses	(54)	(1)	(39)	(23)	(112)	(1)	(87)	(14)	(13)	(1)	(11)	(298)
Net loans	39,654	662	19,660	62,489	36,854	669	19,730	14,001	11,318	913	17,327	108,074

Guarantees	25,311	-	18,244	1,241	7,641	-	18,649	1,359	4,552	-	45,550	596

Contingent loans
Personal guarantees	-	-	-	-	-	-	-	-	-	-	15,900	-
Letters of credit	187	-	-	-	2,964	-	-	-	1,868	-	-	-
Guarantees	12,778	-	-	569	12,307	-	-	84	134,644	-	-	259
Contingent loans	12,965	-	-	569	15,271	-	-	84	136,512	-	15,900	259

Provisions for contingent loans	(63)	-	-	(1)	(1)	-	-	-	(21)	-	-	-

Net contingent loans	12,902	-	-	568	15,270	-	-	84	136,491	-	15,900	259

The activity of loans to related parties during the years 2011, 2010 and 2009 is shown below:

	As of December 31,
	2011				2010				2009
	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1	52,237	670	19,817	14,099	147,843	914	17,339	108,631	107,815	51	14,845	110,099
New loans	40,471	24	5,260	62,528	11,954	256	6,901	11,600	176,516	2,268	24,178	30,220
Payments	(40,035)	(31)	(5,379)	(13,546)	(107,560)	(500)	(4,423)	(106,132)	(136,488)	(1,405)	(5,785)	(31,688)

Balances as of December 31	52,673	663	19,698	63,081	52,237	670	19,817	14,099	147,843	914	33,238	108,631

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011, 2010 AND 2009

NOTE 37 - TRANSACTIONS WITH RELATED PARTIES, continued:

b)	Assets and liabilities with related parties:

	As of December 31,
	2011				2010				2009
	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Assets
Cash and deposits in banks	178,567	-	-	-	34,104	-	-	-	-	-	-	-
Trading investments	-	-	-	-	-	-	-	-	-	-	-	-
Investments under resale agreements	-	-	-	-	-	-	-	-	-	-	-	-
Financial derivative contracts	506,880	-	-	-	541,737	-	-	-	405,411	-	-	-
Available for sale investments	-	-	-	-	-	-	-	-	-	-	-	-
Other assets	4,617	-	-	-	22,072	-	-	-	117,060	-	-	-

Liabilities
Deposits and other demand liabilities	5,057	4,009	1,425	16,782	9,905	6,014	1,311	4,128	1,503	6,238	502	925
Obligations under repurchase agreements	137,191	-	-	-	47,636	-	-	-	-	-	-	-
Time deposits and other time liabilities	248,206	368	3,627	41,732	320,622	-	1,657	48,749	411,295	-	1,126	21,652
Financial derivative contracts	396,538	-	-	-	317,601	-	-	-	245,574	-	-	-
Issued debt instruments	1,683	-	-	-	9,392	-	-	-	89,258	-	-	-
Other financial liabilities	58,848	-	-	-	153,913	-	-	-	55,156	-	-	-
Other liabilities	1,339	-	-	-	2,782	-	-	-	310	-	-	-

c)	Income (expenses) recorded with related parties:

	As of December 31,
	2011				2010				2009
	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated Companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Income (expense) recorded
Income and expenses from interests and readjustments	(17,892)	54	1,289	(3,683)	(10,093)	55	1,279	7	(23,344)	42	308	(769)
Income and expenses from fees and services	387	38	110	196	70,359	48	102	93	56,822	71	79	50
Net income from financial and foreign exchange operations(*)	(38,744)	-	(5)	(392)	86,457	-	(4)	4,098	129,046	-	2	(13,634)
Other operating revenues and expenses	519	-	-	-	(4,866)	-	-	-	(4,294)	-	-	-
Key personnel compensation and expenses	-	-	(33,082)	-	-	-	(29,879)	-	-	-	(28,663)	-
Administrative and other expenses	(13,303)	(25,509)	-	-	(20,738)	(21,777)	-	-	(13,107)	(16,666)	-	-

Total	(69,033)	(25,417)	(31,688)	(3,879)	121,119	(21,674)	(28,502)	4,198	145,123	(16,553)	(28,274)	(14,353)

(*) Reflects derivative contracts that hedge Group positions in Chile

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011, 2010 AND 2009

NOTE 37 - TRANSACTIONS WITH RELATED PARTIES, continued:

d)	Payments to Board members and key management personnel:

The compensation received by the key management personnel, including Board members and all executives holding Manager positions, shown in the “Personnel salaries and expenses” and/or “Administrative expenses” items of the Consolidated Statements of Income, corresponds to the following categories:

	As of December 31,
	2011	2010	2009
	MCh$	MCh$	MCh$

Personnel compensation	16,155	14,801	13,531
Board members compensation	1,311	894	645
Bonuses or gratifications	10,292	10,038	10,318
Compensation in stock	1,765	1,372	1,676
Training expenses	108	77	49
Seniority compensation	1,580	1,104	1,759
Health funds	272	242	242
Other personnel expenses	392	410	343
Pension plans	1,207	941	100

Total	33,082	29,879	28,663

e)	Composition of key personnel:

As of December 31, 2011 and 2010, the composition of the Bank’s key personnel is as follows:

Position	No. of executives
	2011	2010	2009

Director	13	13	13
Division manager	18	18	13
Department manager	88	82	83
Manager	62	68	58

Total key personnel	181	181	167

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011, 2010 AND 2009

NOTE 37 - TRANSACTIONS WITH RELATED PARTIES, continued:

f)	Stock-based benefits:

The following table details the activity in stock-based benefits paid to the key personnel of the Bank and its subsidiaries. The detail for each of these benefit plans is in Note 33 b).

	Number of shares	Exercise price	Group of employees	Number of individuals	Date of commencement of the exercise period	Date of termination of exercise period
		€

Options granted (Plan I10)	1,519,169	-	Managers	477	07/01/2007	06/30/2010
Options granted (Plan I11)	1,057,204	-	Managers	322	07/01/2008	06/30/2011
Options granted (Plan I12)	327,882	-	Managers	157	07/01/2009	06/30/2012
Plans in force as of December 31, 2009	2,904,255	-

Options granted (Plan I10)	237,976	-	Managers	162	07/01/2007	06/30/2010
Options granted (Plan I11)	557,772	-	Managers	167	07/01/2008	06/30/2011
Options granted (Plan I12)	564,339	-	Managers	170	07/01/2009	06/30/2012
Options granted (Plan I13)	310,902	-	Managers	166	07/01/2010	06/30/2013
Options exercised (Plan I10)	(1,757,145)	-	Managers	162	-	-
Plans in force as of December 31, 2010	2,818,099	-

Options granted (Plan I11)	315,716	-	Managers	174	07/01/2008	06/30/2011
Options granted (Plan I12)	591,686	-	Managers	157	07/01/2009	06/30/2012
Options granted (Plan I13)	650,474	-	Managers	166	07/01/2010	06/30/2013
Options exercised (Plan I11)	(1,930,692)	-	Managers	174	-	-
Plans in force as of December 31, 2011	2,445,283	-

(Plan I12)	1,483,907	-
(Plan I13)	961,376	-

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011, 2010 AND 2009

NOTE 38 – PENSION PLANS

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

For this purpose, the Bank will match the voluntary contributions made by the beneficiaries for their future pensions with an equivalent contribution. The executives will be entitled to receive this benefit only when they fulfill all of the following conditions:

i.	Aimed at Group management
ii.	The general requisite to apply for this benefit is that the employee must be working at the Bank at age 60.
iii.	The Santander Group will take on insurance (pension fund) on the employee’s behalf for which it will pay a premium contribution periodically.
iv.	The Santander Group will be responsible for granting the benefits directly. (Event in the event of the issuance company default ).

If the working relationship between the manager and the respective company ends, before she or designated beneficiaries fulfills the abovementioned requirements, s/he will have no rights under this benefit plan.

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

The Rights owned by the Bank for the plan at the end of the 2011 period total MCh$ 5,508 (MCh$ 5,170 as of December 31, 2010).

The amount of defined benefit agreements has been quantified by the Bank, based on the following criteria:

1.	Calculation method:
Use of the projected unit credit method which considers each working year as generating an additional amount of rights over benefits and values each unit separately.   It is calculated in function of the fund contributions considered a main variable, factors associated with the legal annual pension limit, seniority, age and yearly income for each unit valued individually.

2.	Updated actuarial assumptions:
Actuarial assumptions with respect to demographic and financial variables are non-biased and mutually compatible with each other.  The most significant actuarial assumptions considered in the calculations were:

	Post-employment plans	Post-employment plans
	2011	2010

Mortality table	RV-2004	RV-2004
Disability table	PDT 1985	PDT 1985
Turnover rates	5.0%	5.0%

Assets related to the pension fund contributed by the Bank into the insurance company with respect to defined benefit plans are presented as net of associated commitments.  The balance of this item at the end of the period is as follows:

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011, 2010 AND 2009

NOTE 38 – PENSION PLANS, continued:

The period’s activity for post-employment benefits is as follows:

	2011	2010
	MCh$	MCh$
Plan assets	5,508	5,170
Commitments for defined-benefit plans
For active personnel	(2,160)	(953)
Incurred by inactive personnel	-	-
Minus:
Unrealized actuarial (gain) losses	-	-
Balance at the period end	3,348	4,217

The period’s flow for post-employment benefits is as follows:

	2011	2010
	MCh$	MCh$

a) Fair value of plan assets
Balance at beginning of period	5,170	4,925
Expected return of insurance contracts	403	202
Employer contributions	(65)	43
Actuarial (gain) losses	-	-
Premiums paid	-	-
Benefits paid	-	-
Fair value of plan assets at end of period	5,508	5,170
b) Present value of obligations
Present value of obligations at beginning of the period	(953)	-
Net incorporation of Group companies	-	-
Service cost	(1,207)	(941)
Interest cost	-	-
Curtailment/settlement effect	-	-
Benefits paid	-	-
Past service cost	-	-
Actuarial (gain) losses	-	(12)
Other	-	-
Present value of obligations at end of the period	(2,160)	(953)
Net balance at the period end	3,348	4,217

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011, 2010 AND 2009

NOTE 38 – PENSION PLANS, continued:

Expected rate of return on plan assets and reimbursement rights:

	2011	2010

Expected rate of return on plan’s assets	UF + 2.50% annual	UF + 2.50% annual
Expected rate of return on reimbursement rights	UF + 2.50% annual	UF + 2.50% annual

Plan expenses:

	2011	2010
	MCh$	MCh$

Current period service cost	1,207	941
Interest cost	-	-
Expected return on plan assets	(403)	(202)
Expected return on insurance contracts linked to the Plan:	-
Extraordinary allocations	-	-
Actuarial (gains)/losses recorded in the period	-	12
Past service cost	-	-
Other	-	-
Total	804	751

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011, 2010 AND 2009

NOTE 39 - FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES:

Fair value is defined as the amount at which a financial instrument (asset or liability) could be exchanged or settled, respectively, on a date between knowledgeable, willing parties in an arm’s length transaction (i.e., not in a forced or liquidation sale).  The most objective and customary reference for the fair value of an asset or liability is the quoted price that would be paid for it on a transparent organized market (“estimated fair value”).

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

Determination of fair value of financial instruments

Below is a comparison between the value at which the Bank’s financial assets and liabilities are recorded and their fair value as of December 31, 2011 and 2010:

	As of December 31,
	2011		2010
	Amount recorded	Fair value	Amount recorded	Fair value
	MCh$	MCh$	MCh$	MCh$

Assets
Cash and deposits in banks	2,793,701	2,793,701	1,762,198	1,762,198
Cash in process of collection	276,454	276,454	374,368	374,368
Trading investments	409,763	409,763	379,670	379,670
Investments under resale agreements	12,928	12,928	170,985	170,985
Financial derivative contracts	1,601,896	1,601,896	1,624,378	1,624,378
Loans and accounts receivable from customers and interbank loans	16,946,314	18,296,667	15,301,835	17,641,581
Available for sale investments	1,661,311	1,661,311	1,473,980	1,473,980

Liabilities
Deposits and interbank borrowings	15,255,021	14,631,032	13,079,248	13,191,439
Cash in process of being cleared	89,486	89,486	300,125	300,125
Obligations under repurchase agreements	544,381	544,381	294,725	294,725
Financial derivative contracts	1,292,402	1,292,402	1,643,979	1,643,979
Issued debt instruments and other financial liabilities	4,799,838	5,238,471	4,357,177	4,598,640

In addition, the fair value estimates presented above are not intended to estimate the value of the Bank’s profits generated by its business activity, nor its future activities, and accordingly, they do not represent the Bank’s value as a going concern. Below is a summary of the methods used to estimate the fair value of the Bank’s financial instrument:

a)	Cash and deposits in banks

The recorded value of cash and interbank loans approximates its estimated fair value in view of these instruments’ short-term nature.

b)	Cash in process of collection, trading instruments, available for sale investment instruments, resale agreements, and securities loans

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

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011, 2010 AND 2009

NOTE 39 - FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued:

c)	Loans and accounts receivable from customers and interbank loans

The fair values of commercial loans are estimates made by performing a cash flow discount analysis, using the interest rates that are currently offered for loans with terms similar to those of borrowers having a similar credit quality. The fair values of unearned loans are estimated by using the cash flow discount analysis stemming from the settlement of the underlying securities, if any (or other sources of payment), at an estimated discount rate. For floating-rate loans whose prices change frequently and are not subject to any significant change of credit risk, the estimated fair values are based on the recorded values. The fair values estimated for certain mortgage loans, credit cards, and other consumer loans are based on market values for similar loans, adjusted for differences in the loans’ characteristics; in addition, fair value of loan portfolio is for loan losses.

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

Level 2: inputs other than quoted prices included within level 1 that are observable for assets or liabilities, either directly or indirectly; and

Level 3: inputs for the asset or liability that are not based on observable market data.

The hierarchy level within which the fair value measurement is categorized in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The best evidence of a financial instrument’s fair value at initial recognition is the transaction price (Level 1).

In cases where quoted market prices cannot be observed, Management makes its best estimate of the price that the market would set using its own internal models which in most cases use data based on observable market parameters as significant inputs (Level 2) and, in very specific cases, uses significant inputs not observable in market data (Level 3).

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011, 2010 AND 2009

NOTE 39 - FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued:

Financial instruments at fair value and determined by quotations published in active markets (Level 1) include:

1) Chilean Government and Department of Treasury bonds
2) Mortgage bonds
3) Private paper
4) Deposits
5) Average Chamber Swaps (CMS)
6) FX Forward and Inflation
7) Cross Currency Swaps (CCS)
8) FX Options
9) Interest Rate Swap (IRS) FX

Instruments which cannot be 100% observable in the market are valued according to other inputs which are observable in the market (Level 2).

In limited occasions significant inputs not observable in market data are used (Level 3). To perform this estimate, several techniques are used, including extrapolation of observable market data or a mix of observable data.

The following financial instruments are classified under Level 3:

Type of financial instrument	Model used in valuation	Description
• Caps/Floors/Swaptions	Black Normal Model for Cap/Floors and Swaptions	There is no observable input of implicit volatility.
• UF options	Black – Scholes	There is no observable input of implicit volatility.
• Cross currency swap with window	Hull-White	Hybrid HW model for rates and Brownian motion for FX, There is no observable input of implicit volatility.
• Cross currency swap, Interest rate swap, Call money swap in Tasa Activa Bancaria (Active Bank Rate)(TAB),	Other	Validation obtained by using the interest curve and interpolating at flow maturities, but TAB is not a directly observable variable and is not correlated to any market input.
• Bonds (in our case, low liquidity bonds)	Other	Measured by using similar instrument prices plus a charge/off rate by liquidity.

The following table presents the assets and liabilities that are measured at fair value on a recurrent basis, as of December 31, 2011 and 2010:

	Fair value measurement
December 31,	2011	Level 1	Level 2	Level 3
	MCh$	MCh$	MCh$	MCh$

Assets
Trading investments	409,763	409,763	-	-
Available for sale investments	1,661,311	1,305,876	353,466	1,969
Derivatives	1,601,896	-	1,520,382	81,514
Total	3,672,970	1,715,639	1,873,848	83,483

Liabilities
Derivatives	1,292,402	-	1,291,033	1,369
Total	1,292,402	-	1,291,033	1,369

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011, 2010 AND 2009

NOTE 39 - FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued:

	Fair value measurement
December 31,	2010	Level 1	Level 2	Level 3
	MCh$	MCh$	MCh$	MCh$

Assets
Trading investments	379,670	348,638	31,032	-
Available for sale investments	1,473,980	1,097,487	376,224	269
Derivatives	1,624,378	-	1,520,339	104,039
Total	3,478,028	1,446,125	1,927,595	104,308

Liabilities
Derivatives	1,643,979	-	1,638,557	5,422
Total	1,643,979	-	1,638,557	5,422

The following table presents the Bank’s activity for assets and liabilities measured at fair value on a recurrent basis using unobserved significant entries (Level 3) as of December 31, 2011 and 2010:

	Assets	Liabilities
	MCh$	MCh$

As of January 1, 2011	104,308	(5,422)

Total realized and unrealized profits (losses):
Included in statement of income, under “Net income from financial operations” item	(22,525)	4,053
Included in other comprehensive income, under “Available for sale investments” item	1,700	-
Purchases, issuances, and placements (net)	-	-

As of December 31, 2011	83,483	(1,369)

Total profits or losses included in income for 2011 that are attributable to change in unrealized profits (losses) related to assets or liabilities as of December 31, 2011	(20,825)	4,053

	Assets	Liabilities
	MCh$	MCh$

As of January 1, 2010	212,218	(468,848)

Total realized and unrealized profits (losses):
Included in statement of income	(107,884)	463,426
Included in other comprehensive income	(26)	-
Purchases, issuances, and placements (net)	-	-

As of December 31, 2010	104,308	(5,422)

Total profits or losses included in income for 2010 that are attributable to change in unrealized profits (losses) related to assets or liabilities as of December 31, 2010	(107,910)	463,426

The realized and unrealized profits (losses) included in income for 2011 and 2010, in the assets and liabilities measured at fair value on a recurrent basis through unobservable market data (Level 3), are recorded in the Income Statement in the line item.

The potential effect as of December 31, 2011 and 2010 on the valuation of assets and liabilities measured at fair value on a recurrent basis through unobservable significant market data (Level 3), generated by changes in the principal assumptions if other reasonably possible assumptions that are less or more favorable were used, is not considered by the Bank to be significant.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011, 2010 AND 2009

NOTE 40 – RISK MANAGEMENT:

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

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011, 2010 AND 2009

NOTE 40 - RISK MANAGEMENT, continued:

To achieve the aforementioned objectives, the Bank (its management and the ALCO) performs a variety of activities relating to risk management, including the following: calculates exposures to risk of different portfolios and/or investments, taking into consideration mitigating factors (guarantees, netting, collateral, etc.); calculates the probabilities of expected loss for each portfolio and/or investment; assigns loss factors to the new transactions (rating and scoring); measure the risk values of the portfolios and/or investments based on different scenarios by means of historical simulations; specifies limits for potential losses based on the different risks incurred; determines the potential impact of the structural risks on the Bank’s Consolidated Statements of Income; set limits and alerts which guarantee the Bank’s liquidity; and identifies and quantifies the operating risks by line of business, so as to facilitate their mitigation through corrective actions.

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

While preparing a loan application for a corporate customer, the Bank verifies multiple parameters such as ability to service debt (generally including the projected cash flows), the customer’s financial history, and/or projections for the economic sector or industry in which it operates. The risk division is closely involved in this process. All applications contain an analysis of the customer’s strengths and weaknesses, a rating, and a recommendation. Credit limits are not determined on the basis of the customers’ outstanding loan balances, but on the financial group’s direct and indirect credit risk. For example, a corporation would be evaluated jointly with its subsidiaries.

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

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011, 2010 AND 2009

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

Below is the distribution by financial asset of the Bank’s maximum exposure to credit risk as of December 31, 2011 and 2010, without deduction of collateral or credit improvements received:

		As of December 31,
		2011	2010
		Amount of exposure	Amount of exposure
	Note	MCh$	MCh$

Cash and deposits in banks	5	2,793,701	1,762,198
Cash in process of collection	5	276,454	374,368
Trading investments	6	409,763	379,670
Investments under resale agreements	7	12,928	170,985
Financial derivative contracts	8	1,601,896	1,624,378
Loans and accounts receivable from customers and interbank loans	9 and 10	16,946,314	15,301,835
Available for sale investments	12	1,661,311	1,473,980

Off-balance commitments:
Letters of credit issued	24	184,649	209,532
Confirmed foreign letters of credit	24	52,889	85,739
Guarantees	24	920,986	898,751
Available credit lines	24	4,673,525	4,832,359
Pledges and other commercial commitments	24	147,081	166,550
Other irrevocable credit commitments	24	95,150	129,428
Total		29,776,647	27,409,773

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011, 2010 AND 2009

NOTE 40 - RISK MANAGEMENT, continued:

Credit quality is classified as described in our internal scoring policy as of December 31, 2011 and 2010:

	As of December 31,
	2011		2010
Category	Individual	Percentage	Individual	Percentage
Individualized businesses	MCh$	%	MCh$	%

A1	109,771	0.63	15,531	0.10
A2	1,401,030	8.04	1,372,410	8.73
A3	2,371,890	13.60	1,965,638	12.50
A4	1,555,956	8.92	1,246,939	7.93
A5	510,164	2.93	481,883	3.06
A6	307,875	1.77	164,078	1.04
B1	136,783	0.78	86,100	0.55
B2	67,467	0.39	81,624	0.52
B3	45,330	0.26	100,301	0.64
B4	19,680	0.11	47,955	0.30
C1	28,888	0.17	20,300	0.13
C2	26,896	0.15	59,169	0.38
C3	47,494	0.27	56,430	0.36
C4	40,879	0.23	57,153	0.36
C5	36,163	0.21	47,900	0.30
C6	40,600	0.23	54,921	0.35
Subtotals	6,746,866	38.69	5,858,332	37.25

	Group	Percentage	Group	Percentage
	MCh$	%	MCh$	%
Commercial
Normal portfolio	2,212,368	12.69	2,072,341	13.18
Impaired loans portfolio	416,039	2.39	444,682	2.83
Subtotals	2,628,407	15.08	2,517,023	16.01
Mortgage
Normal portfolio	4,915,967	28.20	4,508,491	28.66
Impaired loans portfolio	199,696	1.15	142,646	0.91
Subtotals	5,115,663	29.35	4,651,137	29.57
Consumer
Normal portfolio	2,522,156	14.46	2,251,771	14.31
Impaired loans portfolio	421,690	2.42	449,019	2.86
Subtotals	2,943,846	16.88	2,700,790	17.17

Total portfolio	17,434,782	100.00	15,727,282	100.00

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011, 2010 AND 2009

NOTE 40 - RISK MANAGEMENT, continued:

In the individual evaluation portfolio, the different categories correspond to:

-	The A categories pertain to borrowers that pose minimal credit risk.

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

In the group evaluation portfolios, all of the operations are evaluated jointly.

See Note 32 for a detail of the Bank’s impaired loans and accounts receivable from customers and their respective allowances. See also Note 21 for a detail of the maturities of the Bank’s financial assets.

Impairment of other financial instruments

As of December 31, 2011 and 2010, the Bank had no significant impairment of its financial assets other than loans and accounts receivable

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

Below is the detail of security interests, collateral or credit improvements provided to the Bank as of December 31, 2011 and 2010.

	As of December 31,
	2011	2010
	MCh$	MCh$
Non-impaired financial assets:
Properties/mortgages	8,285,570	7,571,546
Investments and others	716,735	435,397
Impaired financial assets:
Properties/mortgages	622,723	406,442
Investments and others	102,906	239,841

Total	9,727,934	8,653,226

Liquidity risk

Liquidity risk is the risk that the Bank may have difficulty meeting the obligations associated with its financial obligations.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011, 2010 AND 2009

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

These limits affect the asymmetries of future flows of income and outlays on an individual basis. They are:

i.	asymmetries of up to 30 days for all currencies, up to the amount of basic capital;
ii.	asymmetries of up to 30 days for foreign currencies, up to the amount of basic capital; and
iii.	asymmetries of up to 90 days for all currencies, twice the basic capital.

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

	As of December 31,
	2011	2010
	%	%
30 days	21	39
30 days foreign currency	17	14
90 days	53	43

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011, 2010 AND 2009

NOTE 40 - RISK MANAGEMENT, continued:

Next is the breakdown by maturity of the assets and liabilities balances of the Bank as of December 31, 2011 and 2010, considering also those off-balance commitments:

As of December 31, 2011	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Maturity of assets (Note 21)	3,599,575	2,272,721	1,675,813	3,402,246	6,829,887	6,410,593	24,190,835
Maturity of liabilities (Note 21)	(4,854,055)	(4,955,437)	(3,217,968)	(3,670,122)	(3,389,892)	(1,893,654)	(21,981,128)
Net maturity	(1,254,480)	(2,682,716)	(1,542,155)	(267,876)	3,439,995	4,516,939	2,209,707
Off-balance commitments:
Pledges and other commercial commitments	(195)	(22,058)	(31,783)	(27,934)	(59,849)	(5,262)	(147,081)
Confirmed foreign letters of credit	-	(21,653)	(19,091)	(377)	(11,768)	-	(52,889)
Letters of credit issued	(28)	(58,637)	(85,747)	(1,552)	(38,685)	-	(184,649)
Guarantees	(135)	(77,553)	(120,989)	(314,486)	(383,712)	(24,111)	(920,986)

Net maturity, including commitments	(1,254,838)	(2,862,617)	(1,799,765)	(612,225)	2,945,981	4,487,566	904,102

As of December 31, 2010	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Maturity of assets (Note 21)	2,747,534	2,247,897	1,350,519	3,017,967	6,205,570	5,943,374	21,512,861
Maturity of liabilities (Note 21)	(4,680,318)	(2,626,345)	(2,189,575)	(4,391,503)	(3,565,949)	(2,221,564)	(19,675,254)
Net maturity	(1,932,784)	(378,448)	(839,056)	(1,373,536)	2,639,621	3,721,810	1,837,607
Off-balance commitments:
Pledges and other commercial commitments	-	(6,131)	(85,670)	(12,570)	(62,179)	-	(166,550)
Confirmed foreign letters of credit	-	(8,912)	(38,093)	(1,011)	(37,723)	-	(85,739)
Letters of credit issued	-	(63,368)	(99,828)	(10,779)	(35,537)	(20)	(209,532)
Guarantees	-	(53,165)	(98,144)	(248,969)	(465,532)	(32,941)	(898,751)

Net maturity, including commitments	(1,932,784)	(510,024)	(1,160,791)	(1,646,865)	2,038,650	3,688,849	477,035

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

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011, 2010 AND 2009

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

The department’s functions in connection with financial management portfolios include the following:
i.	apply the “Value at Risk” (VaR) techniques to measure interest rate risk,
ii.	adjust the trading portfolios to market and measure the daily income and loss from commercial activities,
iii.	compare the real VaR with the established limits,
iv.	establish procedures to prevent losses in excess of predetermined limits, and
v.	furnish information on the trading activities to the ALCO, other members of the Bank’s management and the Global Risk Department of Santander – Spain.

The department’s functions in connection with financial management portfolios include the following:
i.	perform sensitivity simulations (as explained below) to measure interest rate risk for activities denominated in local currency and the potential loss forecasted by these simulations, and
ii.	provide daily reports thereon to the ALCO, other members of the Bank’s management, and the Global Risk Department of Santander - Spain.

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

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011, 2010 AND 2009

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

-
A 1 day time horizon may not fully capture the market risk positions which cannot be liquidated or covered in a single day. It would not be possible to liquidate or cover all the positions in a single day;

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

At no time in 2011 and 2010 the Bank exceed the VaR limits in connection with the three components which comprise the trading portfolio: fixed-income investments, variable-income investments and foreign currency investments. The high, low, and average levels for each component and for each year were as follows:

VaR	2011%	2010%
Consolidated:
High	11.02	11.18
Low	2.39	3.53
Average	6.07	7.25

Fixed-income investments:
High	11.18	11.37
Low	2.54	3.63
Average	6.09	7.21

Variable-income investments
High	0.23	0.18
Low	0.00	0.02
Average	0.07	0.09

Foreign currency investments
High	3.87	3.91
Low	0.09	0.48
Average	0.90	1.68

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011, 2010 AND 2009

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

Market risk – Financial management portfolio – December 31, 2011 and 2010

	2011		2010
	Effect on financial income	Effect on capital	Effect on financial income	Effect on capital

Financial management portfolio – local currency (MCh$)
Loss limit	22,380	167,530	37,300	152,300
High	19,823	107,745	16,849	126,306
Low	590	71,805	2,974	86,573
Average	9,053	93,328	10,317	109,133

Financial management portfolio – foreign currency (in millions of $US)
Loss limit	44,0	44,0	46,0	74,0
High	22,8	16,0	25,8	11,9
Low	3,0	1,2	0,4	0,3
Average	14,1	7,8	14,6	3,1

Financial management portfolio – consolidated (in MCh$)
Loss limit	37,300	167,530	37,300	152,300
High	21,149	107,845	20,129	126,309
Low	7,032	71,863	7,010	86,575
Average	13,004	93,417	12,993	109,156

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011, 2010 AND 2009

NOTE 40 - RISK MANAGEMENT, continued:

Foreign Exchange Fluctuations

A significant portion of our assets and liabilities are denominated in foreign currencies, principally the U.S. dollar. The Bank uses a sensitivity analysis with both internal limits and regulatory limits to seek to manage the potential loss in net interest income resulting from fluctuations of interest rates on U.S. dollar denominated assets and liabilities and a VaR model to limit foreign currency trading risk. We also set an absolute limit on the size of Santander-Chile’s consolidated net foreign currency trading position, which is equivalent to the maximum differential between asset and liabilities in foreign currencies including hedging. The limit on the size of the net foreign currency position is determined by the ALCO and is calculated and monitored by the Market Risk and Control Department. At December 31, 2011, the total limit was equal to US$200 million in various currencies as follows:

Currency	Limit (US$mn)
U.S. dollars	200
Euros	75
Yen	30
Real	20
Mexican peso	20
Colombian peso	20
Other European currencies	20
Other Latam currencies	10
Other currencies	5
Total Limit	200

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

Our business is also highly dependent on the ability of our information technology systems to accurately process a large number of transactions across numerous and diverse markets and products in a timely manner, and on our ability to rely on our digital technologies, computer and email services, software and networks, as well as on the secure processing, storage and transmission of confidential and other information in our computer systems and networks. We have backup data for our key data processing systems that could be used in the event of a catastrophe or a failure of our primary systems, and have established alternative communication networks where available. We take protective measures and continuously monitor and develop our systems to protect our technology infrastructure and data from misappropriation, corruption and cyber attacks.

Compliance with the Bank’s standards is supported by a program of periodic reviews conducted by the Bank’s internal audit unit, whose results are internally submitted to the management of the business unit that was examined and to the CDA.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011, 2010 AND 2009

NOTE 40 - RISK MANAGEMENT, continued:

Concentration of risk

The Bank operates mainly in Chile, so most of its financial instruments are concentrated in that country. See Note 10 of the financial statements for a detail of the concentration of the Bank’s loans and accounts receivable by industry.

NOTE 41 – SUBSEQUENT EVENTS

Between January 1, 2011 and the date on which these Financial Statements were issued (April 23, 2012), no other events have occurred which could significantly affect their interpretation.

FELIPE CONTRERAS FAJARDO Accounting Manager	CLAUDIO MELANDRI HINOJOSA Chief Executive Officer