Form 20-F
period 2012-12-31
BANCO SANTANDER CHILE
filed 2013-04-30
CIK 1027552

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2012
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number:   1-14554

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

Robert Moreno Heimlich

Tel: 562-2320-8284, Fax: 562-696-1679, email:rmorenoh@santander.cl

Bandera 140, 19th Floor, Santiago, Chile

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares (“ADS”), each representing the right to receive 400 Shares of Common Stock without par value	New York Stock Exchange

Shares of Common Stock, without par value*	New York Stock Exchange

*	Santander-Chile’s shares of common stock are not listed for trading, but only in connection with the registration of the American Depositary Shares pursuant to the requirements of the New York Stock Exchange.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

none

(Title of Class)

The number of outstanding shares of each class of common stock of Banco Santander-Chile at December 31, 2012, was:

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

Yes ☐              No ☐

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

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

We have made statements in this Annual Report on Form 20-F that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements appear throughout this report and include statements regarding our intent, belief or current expectations regarding:

—	asset growth and alternative sources of funding

—	growth of our fee-based business

—	financing plans

—	impact of competition

—	impact of regulation

—	exposure to market risks including:

—	interest rate risk

—	foreign exchange risk

—	equity price risk

—	projected capital expenditures

—	liquidity

—	trends affecting:

—	our financial condition

—	our results of operation

The sections of this Annual Report which contain forward-looking statements include, without limitation, “Item 3. Key Information—Risk Factors,” “Item 4. Information on the Company—C. Business Overview—Competition,” “Item 5. Operating and Financial Review and Prospects,” “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings,” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk.” Our forward-looking statements also may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “could,” “may,” “seeks,” “aim,” “combined,” “estimates,” “probability,” “risk,” “VaR,” “target,” “goal,” “objective,” “future” or similar expressions.

You should understand that the following important factors, in addition to those discussed elsewhere in this Annual Report and in the documents which are incorporated by reference, could affect our future results and could cause those results or other outcomes to differ materially from those expressed in our forward-looking statements:

—	changes in capital markets in general that may affect policies or attitudes towards lending to Chile or Chilean companies

—	changes in economic conditions

—	the monetary and interest rate policies of Central Bank (as defined below)

—	inflation

—	deflation

—	unemployment

—	increases in defaults by our customers and in impairment losses

—	decreases in deposits

—	customer loss or revenue loss

—	unanticipated turbulence in interest rates

—	movements in foreign exchange rates

—	movements in equity prices or other rates or prices

—	changes in Chilean and foreign laws and regulations

—	changes in taxes

—	competition, changes in competition and pricing environments

—	our inability to hedge certain risks economically

—	the adequacy of loss allowances

—	technological changes

—	changes in consumer spending and saving habits

—	increased costs

—	unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms

—	changes in, or failure to comply with, banking regulations

—	our ability to successfully market and sell additional services to our existing customers

—	disruptions in client service

—	natural disasters

—	implementation of new technologies

—	an inaccurate or ineffective client segmentation model

You should not place undue reliance on such statements, which speak only as of the date at which they were made. The forward-looking statements contained in this report speak only as of the date of this Annual Report, and we do not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

CERTAIN TERMS AND CONVENTIONS

As used in this annual report (the “Annual Report”), “Santander-Chile”, “the Bank”, “we,” “our” and “us” or similar terms refer to Banco Santander-Chile together with its consolidated subsidiaries.

When we refer to “Santander Spain,” we refer to our parent company, Banco Santander, S.A. References to “Santander Group” or “Grupo Santander” mean the worldwide operations of the Santander Spain conglomerate, as indirectly controlled by Santander Spain and its consolidated subsidiaries, including Santander-Chile.

As used in this Annual Report, the term “billion” means one thousand million (1,000,000,000).

In this Annual Report, references to “$”, “U.S.$”, “U.S. dollars” and “dollars” are to United States dollars; references to “Chilean pesos,” “pesos” or “Ch$” are to Chilean pesos; references to “CHF” or “CHF$” are to Swiss francs; references to “CNY” or “CNY$” are to Chinese yuan (renminbi); and references to “UF” are to Unidades de Fomento. The UF is an inflation-indexed Chilean monetary unit with a value in Chilean pesos that changes daily to reflect changes in the official Consumer Price Index (“CPI”) of the Instituto Nacional de Estadísticas (the Chilean National Institute of Statistics) for the previous month. See “Item 3. Key Information—A. Selected Financial Data—Exchange Rates” for information regarding exchange rates.

In this Annual Report, references to the Audit Committee are to the Bank’s Comité de Directores y Auditoría.

In this Annual Report, references to “BIS” are to the Bank for International Settlement, and references to “BIS ratio” are to the capital adequacy ratio as calculated in accordance with the Basel Capital Accord. References to the “Central Bank” are to the the Banco Central de Chile. References to the SBIF are to the Superintendency of Banks and Financial Institutions.

Certain figures included in this Annual Report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

PRESENTATION OF FINANCIAL INFORMATION

Santander-Chile is a Chilean bank and maintains its financial books and records in Chilean pesos and prepares its audited consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Any reference to IFRS in this document is to IFRS as issued by the IASB.

As required by local regulations, our locally filed consolidated financial statements have been prepared in accordance with Chilean accounting principles issued by the SBIF (“Chilean Bank GAAP”). Therefore, our locally filed consolidated financial statements have been adjusted to IFRS in order to comply with the requirements of the Securities and Exchange Commission (the “SEC”). Chilean Bank GAAP principles are substantially similar to IFRS but there are some exceptions. For further details and a discussion of the main differences between Chilean Bank GAAP and IFRS, see to “Item 5. Operating and Financial Review and Prospects—A. Accounting Standards Applied in 2012.”

This Annual Report contains our consolidated financial statements as of December 31, 2012, 2011 and 2010, and for the years then ended (the “Audited Financial Statements”). Such Audited Consolidated Financial Statements have been prepared in accordance with IFRS as issued by the IASB, and have been audited by Deloitte Auditores y Consultores Limitada, independent registered public accountants. See page F-1 of the Audited Consolidated Financial Statements for the 2012, 2011 and 2010 reports prepared by Deloitte Auditores y Consultores Limitada. The Audited Financial Statements have been prepared from accounting records maintained by the Bank and its subsidiaries.

The notes to the Audited Consolidated Financial Statements contain information in addition to that presented in the Audited Consolidated Financial Statements, which provide narrative descriptions or details of these financial statements.

We have formatted our financial information according to the classification format for banks used in Chile. We have not reclassified the line items to comply with Article 9 of Regulation S-X. Article 9 is a regulation of the SEC that contains formatting requirements for bank holding company financial statements.

Functional and Presentation Currency

The Chilean peso is the currency of the primary economic environment in which the Bank operates and the currency that influences its structure of costs and revenues, and in accordance with International Accounting Standard 21 – The Effects of Changes in Foreign Exchange Rates has been defined as the functional and presentation currency. Accordingly, all balances and transactions denominated in currencies other than the Chilean peso are treated as “foreign currency.”

For presentational purposes, we have translated millions of Chilean pesos (Ch$ million) into thousands of US dollars (U.S.$ thousand) using the rate as indicated below under “Exchange Rates,” for the financial information included in this Annual Report.

Loans

Unless otherwise specified, all references herein (except in the Audited Consolidated Financial Statements) to loans are to loans and financial leases before deduction for loan loss allowance, and, except as otherwise specified, all market share data presented herein is based on information published periodically by the SBIF. Non-performing loans include the entire principal amount and accrued but unpaid interest on loans for which either principal or interest is past-due for 90 days or more and which do not accrue interest. Restructured loans for which no payments are past-due are not ordinarily classified as non-performing loans. See “Item 5. Operating and Financial Review and Prospects—F. Selected Statistical Information—Classification of Loan Portfolio Based on the Borrower’s Payment Performance.”

Under IFRS, a loan is evaluated on each financial statement reporting date to determine whether objective evidence of impairment exists. A loan will be impaired if, and only if, objective evidence of impairment exists as a result of one or more events that occurred after the initial recognition of the loan, and such event or events have an impact on the estimated future cash flows of such loan that can be reliably estimated. It may not be possible to identify a single event that was the individual cause of the impairment.

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

The reversal of an impairment loss occurs only if it can be objectively related to an event occurring after the initial impairment loss was recorded. In the case of loans recorded at amortized cost, the reversal is recorded in income. See “Item 5. Operating and Financial Review and Prospects—F. Selected Statistical Information—Analysis of Loan Loss Allowances.”

Outstanding loans and the related percentages of our loan portfolio consisting of corporate and consumer loans in the section entitled “Item 4. Information on the Company—C. Business Overview” are categorized based on the nature of the borrower. Outstanding loans and related percentages of our loan portfolio consisting of corporate and consumer loans in the section entitled “Item 5. Operating and Financial Review and Prospects—F. Selected Statistical Information” are categorized in accordance with the reporting requirements of the SBIF, which are based on the type and term of loans. This disclosure is consistent with IFRS.

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

Unless otherwise indicated, all the U.S. dollar amounts at any year end, for any period have been translated from Chilean pesos based on the interbank market rate published by Reuters at 1:30 pm on the last business day of the period. On December 31, 2011 and 2012, the exchange rate in the Informal Exchange Market as published by Reuters at 1:30 pm on these days was Ch$520.35 and Ch$478.85, respectively, or 0.21% less and 0.05% more, respectively, than the published observed exchange rate for such date of Ch$521.46 and Ch$478.60, respectively, per U.S.$1.00. The Federal Reserve Bank of New York does not report a noon buying rate for the Chilean peso. For more information on the observed exchange rate. See “Item 3. Key Information—A. Selected Financial Data—Exchange Rates.”

As of December 31, 2011 and 2012, one UF was equivalent to Ch$22,294.03 and Ch$22,840.75, respectively. The U.S. dollar equivalent of one UF was U.S.$47.72 as of December 31, 2012, using the observed exchange rate reported by the Central Bank as of December 31, 2012, of Ch$478.60 per U.S.$1.00.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following table presents selected historical financial information for Santander-Chile as of the dates and for each of the periods indicated. Financial information for Santander-Chile as of and for the years ended December 31, 2012, 2011, 2010, 2009 and 2008 has been derived from our audited consolidated financial statements prepared in accordance with IFRS. These consolidated financial statements differ in some respects our locally filed financial statements at and for the years ended December 31, 2012, 2011, 2010, 2009 and 2008 prepared in accordance with Chilean Bank GAAP.

The following table should be read in conjunction with, and is qualified in its entirety by reference to, our Audited Consolidated Financial Statements appearing elsewhere in this Annual Report.

	As of December 31,
	2012	2012	2011	2010	2009	2008
	In U.S.$ thousands (1)	In Ch$ millions (2)
CONSOLIDATED STATEMENT OF INCOME DATA (IFRS)
Net interest income	2,177,579	1,042,734	972,300	939,719	856,516	892,066
Provision for loan losses	(843,045)	(403,692)	(316,137)	(253,915)	(333,145)	(287,983)
Net fee and commission income	565,046	270,572	277,836	263,582	254,130	243,129
Operating costs (3)	(1,127,985)	(540,136)	(501,020)	(451,936)	(407,894)	(428,168)
Other income, net (4)	75,252	36,034	50,878	95,365	155,927	61,665
Income before tax	846,847	405,512	483,857	592,815	525,534	480,709
Income tax expense	(92,710)	(44,394)	(77,193)	(85,343)	(88,924)	(59,742)
Net income for the year	754,137	361,118	406,664	507,472	436,610	420,967
Net income attributable to:
Bank shareholders	744,477	356,493	401,733	505,393	431,557	413,370
Non-controlling interests	9,660	4,625	4,931	2,079	5,053	7,597
Net income attributable to Bank shareholders per share	3.95	1.89	2.13	2.68	2.29	2.19
Net income attributable to Bank shareholders per ADS (5)	1,581	757	2,215	2,786	2,379	2,279
Weighted-average shares outstanding (in millions)		188,446.13	188,446.13	188,446.13	188,446.13	188,446.13
Weighted-average ADS outstanding (in millions) (5)		471.115	181.373	181.373	181.373	181.373

CONSOLIDATED STATEMENT OF FINANCIAL POSITION DATA (IFRS)
Cash and deposits in banks	2,611,285	1,250,414	2,793,701	1,762,198	2,043,458	855,411
Financial investments (6)	4,534,694	2,171,438	2,084,002	2,024,635	2,642,649	2,746,666
Loans before allowance from loan losses	39,608,754	18,966,652	17,434,782	15,727,282	13,751,276	14,681,088
Loan loss allowance	(1,148,685)	(550,048)	(488,468)	(425,447)	(349,527)	(274,240)
Financial derivative contracts (assets)	2,700,662	1,293,212	1,601,896	1,624,378	1,393,878	1,846,509
Other assets (7)	3,400,272	1,628,220	1,243,080	1,377,668	1,291,141	1,229,073
Total assets	51,706,982	24,759,888	24,668,993	22,090,714	20,772,875	21,084,507
Deposits (8)	29,408,441	14,082,232	13,334,929	11,495,191	10,708,791	12,704,428
Other interest bearing liabilities (9)	13,586,760	6,506,020	7,264,311	6,235,959	6,232,982	4,769,980
Financial derivative contracts (liabilities)	2,393,570	1,146,161	1,292,402	1,643,979	1,348,906	1,469,724
Total equity (10)	4,588,876	2,197,383	2,094,518	1,937,977	1,689,903	1,517,649
Equity attributable to Bank shareholders	4,517,319	2,163,118	2,060,717	1,906,168	1,660,104	1,491,770

	As of December 31,
	2012	2011	2010	2009	2008
CONSOLIDATED RATIOS (IFRS)
Profitability and performance:
Net interest margin (11)	4.8%	4.8%	5.4%	5.3%	5.7%
Return on average total assets (12)	1.4%	1.7%	2.4%	2.2%	2.3%
Return on average equity (13)	16.5%	20.4%	29.0%	27.3%	32.4%
Capital:
Average equity as a percentage of average total assets (14)	8.7%	8.3%	8.4%	8.0%	7.0%
Total liabilities as a multiple of equity (15)	10.3	10.8	10.4	11.3	12.9
Credit Quality:
Non-performing loans as a percentage of total loans (16)	3.15%	2.93%	2.65%	2.97%	2.61%
Allowance for loan losses as percentage of total loans	2.90%	2.80%	2.71%	2.54%	1.87%
Operating Ratios:
Operating expenses /operating revenue (17)	42.6%	41.5%	37.0%	34.2%	37.7%
Operating expenses /average total assets	2.4%	2.3%	2.2%	2.2%	2.5%

OTHER DATA
CPI Inflation Rate (18)	1.5%	4.4%	3.0%	(1.4%)	7.1%
Revaluation (devaluation) rate (Ch$/U.S.$) at year end (18)	(8.2%)	11.3%	(7.5%)	(19.5%)	26.9%
Number of employees at period end	11,713	11,566	11,001	11,118	11,592
Number of branches and offices at period end	504	499	504	498	505

(1)	Amounts stated in U.S. dollars at and for the year ended December 31, 2012 have been translated from Chilean pesos at the interbank market exchange rate of Ch$478.85 = U.S.$1.00 as of December 31, 2012 based on the interbank market rate published by Reuters at 1:30 pm on the last business day of the period.

(2)	Except per share data, percentages and ratios, share numbers, employee numbers and branch numbers.

(3)	Operating costs is equal to the sum of the line items on personnel salaries and expenses, administrative expenses, depreciation and amortization and impairment within our Consolidated Statements of Income.

(4)	Other income, net is the sum of the line items on other operating income, net income from financial operations (net trading income), foreign exchange transactions, income from investment in other companies less other operating expense within our Consolidated Statements of Income.

(5)	On October 22, 2012 the Bank performed an ADR split: for each old ADR, an ADR holder received 2.5975 new ADRs, and the ratio of ADS to shares became 1 ADS = 400 shares. For the years 2009-2011,1 ADS = 1,039 shares of common stock.

(6)	Includes the line items on trading investments, investments under resale agreements, investments available for sale and investments held to maturity within our Consolidated Statements of Financial Position.

(7)	Includes the line items on cash items in process of collection, investments in other companies, intangible assets, property, plant and equipment, current taxes, deferred taxes and other assets within our Consolidated Statements of Financial Position.

(8)	Deposits are equal to the sum of the line items on deposits and other demand liabilities and time deposits and other time liabilities within our Consolidated Statements of Financial Position.

(9)	Other interest bearing liabilities are equal to the sum of the line items on obligations under repurchase agreements, interbank borrowings, issued debt instruments and other financial liabilities within our Consolidated Statements of Financial Position.

(10)	Equity includes equity attributable to Bank shareholders plus non-controlling interests less allowance for mandatory dividends. Provision for mandatory dividends is made pursuant to Article 79 of the Corporations Act, in accordance with the Bank’s internal dividend policy, pursuant to which at least 30% of net income for the period is distributed, except in the case of a contrary resolution adopted at the respective shareholders’ meeting by the unanimous vote of the outstanding shares.

(11)	Net interest income divided by average interest earning assets (as presented in “Item 5. Operating and Financial Review and Prospects— F. Selected Statistical Information”).

(12)	Net income for the year divided by average total assets (as presented in “Item 5. Operating and Financial Review and Prospects— F. Selected Statistical Information”).

(13)	Net income for the year divided by average equity (as presented in “Item 5. Operating and Financial Review and Prospects—F. Selected Statistical Information”).

(14)	This ratio is calculated using total equity including non-controlling interest.

(15)	Total liabilities divided by equity.

(16)	Non-performing loans include the aggregate unpaid principal and accrued but unpaid interest on all loans with at least one installment over 90 days past-due.

(17)	The efficiency ratio is equal to operating expenses over operating income. Operating expenses includes personnel salaries and expenses, administrative expenses, depreciation and amortization, impairment and other operating expenses. Operating income includes net interest income, net fee and commission income, net income from financial operations (net trading income), foreign exchange profit (loss), net and other operating income.

(18)	Based on information published by the Central Bank.

Exchange Rates

Chile has two currency markets, the Mercado Cambiario Formal, or the Formal Exchange Market, and the Mercado Cambiario Informal, or the Informal Exchange Market. According to Law 18,840, the organic law of the Central Bank and the Central Bank Act (Ley Orgánica Constitucional del Banco Central de Chile), the Central Bank determines which purchases and sales of foreign currencies must be carried out in the Formal Exchange Market. Pursuant to Central Bank regulations currently in effect, all payments, remittances or transfers of foreign currency abroad which are required to be effected through the Formal Exchange Market may be effected with foreign currency procured outside the Formal Exchange Market. The Formal Exchange Market is comprised of the banks and other entities so authorized by the Central Bank. The Informal Exchange Market is comprised of entities that are not expressly authorized to operate in the Formal Exchange Market, such as certain foreign exchange houses and travel agencies, among others. The Central Bank is empowered to require that certain purchases and sales of foreign currencies be carried out on the Formal Exchange Market. The conversion from pesos to U.S. dollars of all payments and distributions with respect to the ADSs described in this Annual Report must be transacted at the spot market rate in the Formal Exchange Market.

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

Purchases and sales of foreign currencies may be legally carried out in the Informal Exchange Market. The Informal Exchange Market reflects transactions carried out at informal exchange rates by entities not expressly authorized to operate in the Formal Exchange Market. There are no limits imposed on the extent to which the rate of exchange in the Informal Exchange Market can fluctuate above or below the Observed Exchange Rate. In recent years, the variation between the Observed Exchange Rate and the Informal Exchange Rate has not been significant. On December 31, 2011 and 2012, the exchange rate in the Informal Exchange Market as published by Reuters at 1:30 pm on these days was Ch$520.35 and Ch$478.85, or 0.21% less and 0.05% more, respectively, than the published observed exchange rate for such date of Ch$521.46 and Ch$478.60, respectively, per U.S.$1.00.

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

	Daily Observed Exchange Rate Ch$ Per U.S.$(1)
Year	Low(2)	High(2)	Average(3)	Period End

2008	431.22	676.75	521.79	629.11
2009	491.09	643.87	559.67	506.43
2010	468.37	549.17	510.38	468.37
2011	455.91	533.74	483.36	521.46
2012	469.65	519.69	494.99	478.60

Month

October 2012	471.54	481.98	475.36	480.03
November 2012	476.20	484.48	480.57	479.42

	Daily Observed Exchange Rate Ch$ Per U.S.$(1)
Month	Low(2)	High(2)	Average(3)	Period End
December 2012	474.36	481.28	477.13	478.60
January 2013	470.67	479.96	472.67	471.40
February 2013	470.67	473.60	472.34	473.30
March 2013	471.10	474.82	472.48	472.54
April 2013 (until April 26, 2013)	466.05	477.74	472.17	472.73

Source: Central Bank.

(1)	Nominal figures.

(2)	Exchange rates are the actual low and high, on a day-by-day basis for each period.

(3)	The average of monthly average rates during the year.

Dividends

Under the current General Banking Law, a Chilean bank may only pay a single dividend per year (i.e., interim dividends are not permitted). Santander-Chile’s annual dividend is proposed by its Board of Directors and is approved by the shareholders at the annual ordinary shareholders’ meeting held the year following that in which the dividend is generated. For example, the 2012 dividend must be proposed and approved during the first four months of 2013. Following shareholder approval, the proposed dividend is declared and paid. Historically, the dividend for a particular year has been declared and paid no later than one month following the shareholders’ meeting. Dividends are paid to shareholders of record on the fifth day preceding the date set for payment of the dividend. The applicable record dates for the payment of dividends to holders of ADSs will, to the extent practicable, be the same.

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

Dividends payable to holders of ADSs are net of foreign currency conversion expenses of JPMorgan Chase Bank, N.A., as depositary (the “Depositary”) and will be subject to the Chilean withholding tax currently at the rate of 35% (subject to credits in certain cases as described in “Item 10. Additional Information—E. Taxation—Material Tax Consequences of Owning Shares of Our Common Stock or ADSs”).

Under the Foreign Investment Contract (as defined herein), the Depositary, on behalf of ADS holders, is granted access to the Formal Exchange Market to convert cash dividends from Chilean pesos to U.S. dollars and to pay such U.S. dollars to ADS holders outside Chile, net of taxes, and no separate registration by ADS holders is required. In the past, Chilean law required that holders of shares of Chilean companies who were not residents of Chile to register as foreign investors under one of the foreign investment regimes contemplated by Chilean law in order to have dividends, sale proceeds or other amounts with respect to their shares remitted outside Chile through the Formal Exchange Market. On April 19, 2001, the Central Bank deregulated the Exchange Market and eliminated the need to obtain approval from the Central Bank in order to remit dividends, but at the same time this eliminated the possibility of accessing the Formal Exchange Market. These changes do not affect the current Foreign Investment Contract, which was signed prior to April 19, 2001, which grants access to the Formal Exchange Market with prior approval of the Central Bank. See “Item 10. Additional Information—D. Exchange Controls.”

The following table presents dividends declared and paid by us in nominal terms in the past four years:

Year	Dividend Ch$ mn(1)	Per share Ch$/share(2)	Per ADR Ch$/ADR(3)	% over earnings(4)	% over earnings(5)
2009	213,295	1.13	1,176.00	65	52
2010	258,752	1.37	1,426.63	60	60
2011	286,294	1.52	1,578.48	60	57
2012	261,051	1.39	1,439.08	60	65
2013(6)	232,780	1.24	494.10	60	65

(1)	Million of nominal pesos.

(2)	Calculated on the basis of 188,446 million shares.

(3)	Calculated on the basis of 1,039 shares per ADS, except in 2013 which is calculated on the basis of 400 shares per ADR.

(4)	Calculated by dividing dividend paid in the year by net income attributable to shareholders for the previous year as required by local regulations.

(5)	Calculated by dividing dividend paid in the year by net income attributable to shareholders for the previous year under IFRS.

(6)	Approved by shareholders on April 29, 2013.

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

We are subject to market risks that are presented both in this subsection and in “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

Risks Associated with Our Business

We are vulnerable to the current disruptions and volatility in the global financial markets.

In the past five years, the financial systems worldwide have experienced difficult credit and liquidity conditions and disruptions leading to less liquidity, greater volatility, general widening of spreads and, in some cases, lack of price transparency on interbank lending rates. Global economic conditions deteriorated significantly between 2007 and 2009, and many countries fell into recession. Recessionary conditions continue in some countries. Many major financial institutions, including some of the world’s largest global commercial banks, investment banks, mortgage lenders, mortgage guarantors and insurance companies experienced, and some continue to experience, significant difficulties. Around the world, there have also been runs on deposits at several financial institutions, numerous institutions have sought additional capital or have been assisted by governments, and many lenders and institutional investors have reduced or ceased providing funding to borrowers (including to other financial institutions).

In particular, we may face, among others, the following risks related to the economic downturn:

—

We potentially face increased regulation of our industry. Compliance with such regulation may increase our costs, may affect the pricing for our products and services, and limit our ability to pursue business opportunities.

—	Reduced demand for our products and services.

—	Inability of our borrowers to timely or fully comply with their existing obligations.

—

The process we use to estimate losses inherent in our credit exposure requires complex judgments, including forecasts of economic conditions and how these economic conditions might impair the ability of our borrowers to repay their loans. The degree of uncertainty concerning economic conditions may adversely affect the accuracy of our estimates, which may, in turn, impact the reliability of the process and the quality of our assets.

—	The value and liquidity of the portfolio of investment securities that we hold may be adversely affected.

—	Worsening of the global economic conditions may delay the recovery of the international financial industry and impact our financial condition and results of operations.

The recoverability of our consumer loans in particular may be increasingly vulnerable to macroeconomic shocks that could negatively impact the household income of our clients and result in increased loan losses.

Some uncertainty remains concerning the future economic environment. While certain segments of the global economy are currently experiencing a moderate recovery, we expect such uncertainty will continue, which could have a negative impact on our business and results of operations. Global investor confidence remains cautious and downgrades of the sovereign debt of Ireland, Greece, Portugal, Spain, Italy and France, as well as the recent developments and banking crisis in Cyprus, have caused volatility in the capital markets. A slowing or failing of the economic recovery would likely aggravate the adverse effects of these difficult economic and market conditions on us and on others in the financial services industry.

Continued or worsening disruption and volatility in the global financial markets could have a material adverse effect on us, including our ability to access capital and liquidity on financial terms acceptable to us, if at all. If capital markets financing ceases to become available, or becomes excessively expensive, we may be forced to raise the rates we pay on deposits to attract more customers and become unable to maintain certain liability maturities. Any such increase in capital markets funding costs or deposit rates could have a material adverse effect on our interest margins.

If all or some of the foregoing risks were to materialize, this could have a material adverse effect on us.

Credit, market and liquidity risk may have an adverse effect on our credit ratings and our cost of funds. Any downgrading in Chile’s our controlling shareholder’s or our credit rating would likely increase our cost of funding, require us to post additional collateral or take other actions under some of our derivative contracts and adversely affect our interest margins and results of operations.

Credit ratings affect the cost and other terms upon which we are able to obtain funding. Rating agencies regularly evaluate us and their ratings of our long-term debt are based on a number of factors, including our financial strength, conditions that affect the financial services industry generally and the economic environment in which the company operates.

During 2012, the three major risk rating agencies: Standard & Poor’s Rating Services (“S&P”), Fitch Ratings Ltd. (“Fitch”) and Moody’s Investor Services, Inc. (“Moody’s”) downgraded Spain’s sovereign rating, due to the fiscal crises in Spain and in several other European countries. As a result, Santander Spain (our controlling shareholder) also had its credit rating downgraded by the three major rating agencies: Fitch (on June 11, 2012) from A to BBB+, Moody’s (on June 25, 2012) to Baa2 and S&P (on October 15, 2012) to BBB, which in each case was one notch above Spain’s sovereign rating.

Following these downgrades, Moody’s placed our short- and long-term ratings on outlook negative. Fitch placed our long-term ratings on outlook negative. S&P downgraded our long-term foreign issuer credit rating by one notch to A in February 2012, and in June 2012, placed our long-term ratings on outlook negative. In December 2012, S&P changed its outlook on our rating to stable. All three rating agencies indicated that the reason for these changes was strictly due to the downgraded ratings over Spain’s sovereign credit ratings and Santander Spain’s credit ratings.

Our international funding costs have not been affected by the recent downgrades of Spain’s sovereign debt, Santander Spain’s debt and our related downgrades. In our domestic market, however, we did observe a slight rise in our funding spreads in comparison to some of our competitors in the deposit and bond market. These spreads had begun to recover and are comparable to those of Banco de Chile, the largest Bank in Chile, as of December 2012. Below is a table of our funding spreads in 2012 in comparison with those of Banco de Chile:

Bond spread differential between Santander- Chile and Banco de Chile (bp)			Difference between Santander-Chile and Banco de Chile deposit rates in the secondary market (on an annual basis)
	3Y duration	5Y duration		1-30 days	31-90 days	90 days or more
Jan-12	30	15	Jan-12	0.12%	0.24%	0.24%
Feb-12	15	15	Feb-12	0.00%	(0.24%)	0.00%
Mar-12	15	45	Mar-12	0.12%	0.12%	0.00%
Apr-12	15	30	Apr-12	0.00%	0.00%	0.00%
May-12	10	25	May-12	0.24%	0.12%	0.24%
Jun-12	5	25	Jun-12	0.24%	0.24%	0.12%
Jul-12	10	25	Jul-12	0.36%	0.12%	0.36%
Aug-12	15	20	Aug-12	0.12%	0.12%	0.12%
Sep-12	20	20	Sep-12	0.12%	0.00%	(0.24%)
Oct-12	30	20	Oct-12	0.36%	0.12%	0.00%
Nov-12	25	20	Nov-12	0.36%	0.00%	0.00%
Dec-12	10	10	Dec-12	0.12%	0.00%	0.00%

Source: Santiago Stock Exchange

Any downgrade in Chile’s credit rating for domestic and international debt, the credit ratings of our controlling shareholder or our own credit ratings would likely increase our borrowing costs and may require us to post additional collateral or take other actions under some of our derivative contracts, and could limit our access to capital markets and adversely affect our commercial business. For example, a significant ratings downgrade could adversely affect our ability to sell or market certain of our products, such as subordinated securities, engage in certain longer-term and derivatives transactions and retain our clients, particularly clients who need a minimum rating threshold in order to invest. In addition, under the terms of certain of our derivative contracts, we may be required to maintain a minimum credit rating or terminate such contracts. Any of these results of a ratings downgrade, in turn, could reduce our liquidity and have an adverse effect on us, including our operating results and financial condition.

In light of the difficulties in the financial services industry and the financial markets, there can be no assurance that the rating agencies will maintain our current ratings or outlooks. Our failure to maintain favorable ratings and outlooks would likely increase our cost of funding and adversely affect our interest margins, which could have a material adverse effect on us.

Increased competition and industry consolidation may adversely affect our results of operations.

The Chilean market for financial services is highly competitive. We compete with other private sector Chilean and non-Chilean banks, with Banco del Estado, the principal government-owned sector bank, with department stores and with larger supermarket chains that make consumer loans and sell other financial products to a large portion of the Chilean population. The lower to middle-income segments of the Chilean population and the small- and mid- sized corporate segments have become the target markets of several banks and competition in these segments may increase. As a result, net interest margins in these segments may decline. Although we believe that demand for financial products and services from individuals and for small- and mid-sized companies will continue to grow, we cannot assure you that net interest margins will be maintained at their current levels.

The increase in competition within the Chilean banking industry in recent years has led to consolidation in the industry. We expect the trends of increased competition and consolidation to continue and to result in the formation of large new financial groups. Consolidation in the industry, which can result in the creation of larger and stronger competitors, may adversely affect our financial condition and results of operations by decreasing the net interest margins we are able to generate.

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

Increasing competition could require that we increase our rates offered on deposits or lower the rates we charge on loans, which could also have a material adverse effect on us, including our profitability. It may also negatively affect our business results and prospects by, among other things, limiting our ability to increase our customer base and expand our operations and increasing competition for investment opportunities.

In addition, if our customer service levels were perceived by the market to be materially below those of our competitor financial institutions, we could lose existing and potential business. If we are not successful in retaining and strengthening customer relationships, we may lose market share, incur losses on some or all of our activities or fail to attract new deposits or retain existing deposits, which could have a material adverse effect on our operating results, financial condition and prospects.

Our ability to maintain our competitive position depends, in part, on the success of new products and services we offer our clients and our ability to continue offering products and services from third parties, and we may not be able to manage various risks we face as we expand our range of products and services that could have a material adverse effect on us.

The success of our operations and our profitability depends, in part, on the success of new products and services we offer our clients and our ability to continue offering products and services from third parties. However, we cannot guarantee that our new products and services will be responsive to client demands or successful once they are offered to our clients, or that they will be successful in the future. In addition, our clients’ needs or desires may change over time, and such changes may render our products and services obsolete, outdated or unattractive and we may not be able to develop new products that meet our clients’ changing needs. If we cannot respond in a timely fashion to the changing needs of our clients, we may lose clients, which could in turn materially and adversely affect us.

As we expand the range of our products and services, some of which may be at an early stage of development in the markets of certain regions where we operate, we will be exposed to new and potentially increasingly complex risks and development expenses in those markets, with respect to which our experience and the experience of our partners may not be helpful. Our employees and our risk management systems may not be adequate to handle such risks. In addition, the cost of developing products that are not launched is likely to affect our results of operations. Any or all of these factors, individually or collectively, could have a material adverse effect on us.

The financial problems faced by our customers could adversely affect us.

Market turmoil and economic recession could materially and adversely affect the liquidity, businesses and/or financial conditions of our borrowers, which could in turn increase our own non-performing loan ratios, impair our loan and other financial assets and result in decreased demand for borrowings in general. In addition, our customers may further significantly decrease their risk tolerance to non-deposit investments such as stocks, bonds and mutual funds, which would adversely affect our fee and commission income. Any of the conditions described above could have a material adverse effect on our business, financial condition and results of operations.

Market conditions have, and could result, in material changes to the estimated fair values of our financial assets. Negative fair value adjustments could have a material adverse effect on our operating results, financial condition and prospects.

In the past five years, financial markets have been subject to significant stress resulting in steep falls in perceived or actual financial asset values, particularly due to volatility in global financial markets and the resulting widening of credit spreads. We have material exposures to securities and other investments that are recorded at fair value and are therefore exposed to potential negative fair value adjustments. Asset valuations in future periods, reflecting then prevailing market conditions, may result in negative changes in the fair values of our financial assets and these may also translate into increased impairments. In addition, the value ultimately realized by us on disposal may be lower than the current fair value. Any of these factors could require us to record negative fair value adjustments, which may have a material adverse effect on our operating results, financial condition or prospects.

In addition, to the extent that fair values are determined using financial valuation models, such values may be inaccurate or subject to change, as the data used by such models may not be available or may become unavailable due to changes in market conditions, particularly for illiquid assets, and particularly in times of economic instability. In such circumstances, our valuation methodologies require us to make assumptions, judgments and estimates in order to establish fair value, and reliable assumptions are difficult to make and are inherently uncertain and valuation models are complex, making them inherently imperfect predictors of actual results. Any consequential impairments or write-downs could have a material adverse effect on our operating results, financial condition and prospects.

If we are unable to effectively control the level of non-performing or poor credit quality loans in the future, this could have a material adverse effect on us.

Risks arising from changes in credit quality and the recoverability of loans and amounts due from counterparties are inherent in a wide range of our businesses. Non-performing or low credit quality loans can negatively impact our results of operations. We cannot assure you that we will be able to effectively control the level of the impaired loans in our total loan portfolio. In particular, the amount of our reported non-performing loans may increase in the future as a result of growth in our total loan portfolio, including as a result of loan portfolios that we may acquire in the future, or factors beyond our control, such as adverse changes in the credit quality of our borrowers and counterparties or a general deterioration in Chilean or global economic conditions, impact of political events, events affecting certain industries or events affecting financial markets and global economies.

As of December 31, 2012, our non-performing loans were Ch$597,767 million, and the ratio of our non-performing loans to total loans was 3.15%. For additional information on our asset quality, see “Item 5. Operating and Financial Review and Prospects— F. Selected Statistical Information–Classification of Loan Portfolio Based on the Borrower’s Payment Performance.” We seek to continue to improve our credit risk management policies and procedures. However, we cannot assure you that our credit risk management policies, procedures and systems will be free from any deficiency. Failure of credit risk management policies may result in an increase in the level of non-performing loans and adversely affect the quality of our loan portfolio.

Our allowances for loan losses may not be adequate to cover future actual losses to our loan portfolio.

As of December 31, 2012, our allowance for loan losses was Ch$550,048 million, the ratio of our allowance for loan losses to total loans was 2.90% and the ratio of loan loss allowances to total loans was 92.02%. The amount of the allowances is based on our current assessment of and expectations concerning various factors affecting the quality of our loan portfolio. These factors include, among other things, our borrowers’ financial condition, repayment abilities and repayment intentions, the realizable value of any collateral, the prospects for support from any guarantor, Chile’s economy, government macroeconomic policies, interest rates and the legal and regulatory environment. As the recent global financial crisis has demonstrated, many of these factors are beyond our control. In addition, as these factors evolve, the models we use to determine the appropriate level of allowance for loan losses and other assets require recalibration, which can lead to increased provision expense. See “Item 5. Operating and Financial Review and Prospects—C. Operating Results–Results of Operations for the Years ended December 31, 2012, 2011 and 2010—Provision for loan losses, net of recoveries.” We believe our allowance is adequate as of the date hereof for all known losses. If our assessment of and expectations concerning the above mentioned factors differ from actual developments, or if the quality of our loan portfolio deteriorates or the future actual losses exceed our estimates of incurred losses, our allowance for loan losses may not be adequate to cover actual losses and we may need to make additional provisions for loan losses, which may materially and adversely affect our results of operations and financial condition.

The value of the collateral securing our loans may not be sufficient, and we may be unable to realize the full value of the collateral securing our loan portfolio.

The value of the collateral securing our loan portfolio may significantly fluctuate or decline due to factors beyond our control, including macroeconomic factors affecting Chile’s economy. The real estate market is particularly vulnerable in the current economic climate and this may affect us, as real estate represents a significant portion of the collateral securing our residential mortgage loan portfolio. We may also not have sufficiently recent information on the value of collateral, which may result in an inaccurate assessment for impairment losses of our loans secured by such collateral. If this were to occur, we may need to make additional provisions to cover actual impairment losses of our loans, which may materially and adversely affect our results of operations and financial condition.

Additionally, there are certain provisions under Chilean law that may affect our ability to foreclose or liquidate residential mortgages if the real estate in question has been declared as “family property” by a court. Family Property refers to a legal term in which a Family Court may declare a residential property as family property in a divorce or separation case. If this occurs, in the deed of the residence, a clause is included identifying the residence as family property and any process of change in ownership or foreclosure must have the consent of both the husband and the wife. This may limit our ability to foreclose on property with this legal status.

Our exposure to individuals and small and mid-sized businesses could lead to higher levels of past due loans, allowances for loan losses and charge-offs.

A substantial number of our customers consist of individuals (approximately 51.3% of the value of the total loan portfolio as of December 31, 2012, if interbank loans are included) and, to a lesser extent, small- and mid-sized companies (those with annual revenues of less than U.S.$2.5 million), which comprised approximately 15.0% of the value of the total loan portfolio as of December 31, 2012. As part of our business strategy, we seek to increase lending and other services to small companies and individuals. Small companies and lower- to middle-income individuals are, however, more likely to be adversely affected by downturns in the Chilean economy than large corporations and higher-income individuals. In addition, as of December 31, 2012, our residential mortgage loan portfolio totaled Ch$5,271,581 million, representing 27.8% of our total loans. See “Note 9—Interbank Loans” and “Note 10—Loans and Accounts Receivables from Customers” in our Audited Consolidated Financial Statements for a description and presentation of our residential mortgage loan portfolio. If the economy and real estate market in Chile experience a significant downturn, as they may due to the global financial and economic crisis, this could materially adversely affect the liquidity, businesses and financial conditions of our customers, which may in turn cause us to experience higher levels of past-due loans, thereby resulting in higher provisions for loan losses and subsequent charge-offs. This may materially and adversely affect our asset quality, results of operations and financial condition.

The growth of our loan portfolio may expose us to increased loan losses. The Chilean economy has grown above the global average and this is reflected in our loan growth.

From December 31, 2007 to December 31, 2012, our aggregate loan portfolio, excluding interbank loans, grew by 54.7% in nominal terms to Ch$18,876,079 million (U.S.$39.4 billion), while our consumer loan portfolio grew 51.5% in nominal terms to Ch$3,115,477 million (U.S.$6.5 billion). From December 31, 2011 to December 31, 2012, our aggregate loan portfolio grew 8.8% to Ch$18,966,652 million (U.S.$39.6 billion), while our consumer loan portfolio grew 5.8%. The further expansion of our loan portfolio (particularly in the consumer, small- and mid-sized companies and real estate segments) can be expected to expose us to a higher level of loan losses and require us to establish higher levels of provisions for loan losses.

Our loan portfolio may not continue to grow at the same rate and economic turmoil may lead to a contraction in our loan portfolio.

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

Our financial results are constantly exposed to market risk. We are subject to fluctuations in interest rates and other market risks, which may materially and adversely affect us.

Market risk refers to the probability of variations in our net interest income or in the market value of our assets and liabilities due to volatility of interest rate, exchange rate or equity price. Changes in interest rates affect the following areas, among others, of our business:

—	net interest income;

—	the volume of loans originated;

—	the market value of our securities holdings; and

—	gains from sales of loans and securities.

Variations in short-term interest rates could affect our net interest income, which comprises the majority of our revenue. When interest rates rise, we may be required to pay higher interest on our floating-rate borrowings while interest earned on our fixed-rate assets does not rise as quickly, which could cause profits to grow at a reduced rate or decline in some parts of our portfolio. Interest rate variations could adversely affect us, including our net interest income, reducing its growth rate or even resulting in losses. Interest rates are highly sensitive to many factors beyond our control, including increased regulation of the financial sector, the reserve policies of the Central Bank, deregulation of the financial sector in Chile, monetary policies, domestic and international economic and political conditions, domestic and international economic and political conditions and other factors.

Increases in interest rates may reduce the volume of loans we originate. Sustained high interest rates have historically discouraged customers from borrowing and have resulted in increased delinquencies in outstanding loans and deterioration in the quality of assets. Increases in interest rates may also reduce the propensity of our customers to prepay or refinance fixed-rate loans. Increases in interest rates may reduce the value of our financial assets.

If interest rates decrease, although this is likely to decrease our funding costs, it is likely to adversely impact the income we receive arising from our investments in securities as well as loans with similar maturities. In addition, we may also experience increased delinquencies in a low interest rate environment when such an environment is accompanied by high unemployment and recessionary conditions.

The market value of a security with a fixed interest rate generally decreases when the prevailing interest rates rise, which may have an adverse effect on our earnings and financial condition. In addition, we may incur costs (which, in turn, will impact our results) as we implement strategies to reduce future interest rate exposure. The market value of an obligation with a floating interest rate can be adversely affected when interest rates increase, due to a lag in the implementation of repricing terms or an inability to refinance at lower rates.

Increases in interest rates may reduce gains or require us to record losses on sales of our loans or securities.

Therefore, while the Bank seeks not to maintain a significant mismatch in foreign currency, from time to time, we may have a mismatch. “See Item 11. Quantitative and Qualitative Disclosure About Market Risks— E. Market Risks—Foreign exchange fluctuations.” We are also exposed to foreign exchange rate risk as a result of mismatches between assets and liabilities denominated in different currencies. Fluctuations in the exchange rate between currencies may negatively affect our earnings and value of our assets and securities.

We are also exposed to equity price risk in connection with our trading investments in equity securities as part of our normal course of business as a commercial bank. The performance of financial markets may cause changes in the value of our investment and trading portfolios. The volatility of world equity markets due to the continued economic uncertainty and sovereign debt crisis has had a particularly strong impact on the financial sector. Continued volatility may affect the value of our investments in entities in this sector and, depending on their fair value and future recovery expectations, could become a permanent impairment which would be subject to write-offs against our results. To the extent any of these risks materialize, our net interest income or the market value of our assets and liabilities could be adversely affected.

Failure to successfully implement and continue to improve our risk management policies, procedures and methods, including our credit risk management system, could materially and adversely affect us, and we may be exposed to unidentified or unanticipated risks.

The management of risk is an integral part of our activities. We seek to monitor and manage our risk exposure through a variety of separate but complementary financial, credit, market, operational, compliance and legal reporting systems. While we employ a broad and diversified set of risk monitoring and risk mitigation techniques, such techniques and strategies may not be fully effective in mitigating our risk exposure in all economic market environments or against all types of risk, including risks that we fail to identify or anticipate.

As a commercial bank, one of the main types of risks inherent in our business is credit risk. For example, an important feature of our credit risk management system is to employ an internal credit rating system to assess the particular risk profile of a customer. As this process involves detailed analyses of the customer or credit risk, taking into account both quantitative and qualitative factors, it is subject to human error. In exercising their judgment, our employees may not always be able to assign an accurate credit rating to a customer or credit risk, which may result in our exposure to higher credit risks than indicated by our risk rating system.

In addition, we have been trying to refine our credit policies and guidelines to address potential risks associated with particular industries or types of customers. However, we may not be able to timely detect these risks before they occur, or due to limited tools available to us, our employees may not be able to effectively implement them, which may increase our credit risk. Failure to effectively implement, consistently follow or continuously refine our credit risk management system may result in an increase in the level of non-performing loans and a higher risk exposure for us, which could have a material adverse effect on us.

Some of our qualitative tools and metrics for managing risk are based upon our use of observed historical market behavior. We apply statistical and other tools to these observations to arrive at quantifications of our risk exposures. These qualitative tools and metrics may fail to predict future risk exposures. These risk exposures could, for example, arise from factors we did not anticipate or correctly evaluate in its statistical models. This would limit our ability to manage our risks. Our losses thus could be significantly greater than the historical measures indicate. In addition, our quantified modeling does not take all risks into account. Our more qualitative approach to managing those risks could prove insufficient, exposing us to material unanticipated losses. If existing or potential customers believe our risk management is inadequate, they could take their business elsewhere. This could harm our reputation as well as our revenues and profits.

The effectiveness of our credit risk management is affected by the quality and scope of information available in Chile.

In assessing customers’ creditworthiness, we rely largely on the credit information available from our own internal databases, the SBIF, Dicom en Capital, a Chilean nationwide credit bureau, and other sources. Due to limitations in the availability of information and the developing information infrastructure in Chile, our assessment of credit risk associated with a particular customer may not be based on complete, accurate or reliable information. In addition, although we have been improving our credit scoring systems to better assess borrowers’ credit risk profiles, we cannot assure you that our credit scoring systems will collect complete or accurate information reflecting the actual behavior of customers or that their credit risk can be assessed correctly. Without complete, accurate and reliable information, we will have to rely on other publicly available resources and our internal resources, which may not be effective. As a result, our ability to effectively manage our credit risk and subsequently our loan loss allowances may be materially adversely affected.

Liquidity and funding risks are inherent in our business and could have a material adverse effect on us.

Liquidity risk is the risk that we either do not have available sufficient financial resources to meet our obligations as they fall due or can secure them only at excessive cost. This risk is inherent in any retail and commercial banking business and can be heightened by a number of enterprise-specific factors, including over-reliance on a particular source of funding, changes in credit ratings or market-wide phenomena such as market dislocation. While we implement liquidity management processes to seek to mitigate and control these risks, unforeseen systemic market factors in particular make it difficult to eliminate completely these risks. Adverse and continued constraints in the supply of liquidity, including inter-bank lending, has affected and may materially and adversely affect the cost of funding our business, and extreme liquidity constraints may affect our current operations as well as limit growth possibilities.

Continued or worsening disruption and volatility in the global financial markets could have a material adverse effect on our ability to access capital and liquidity on financial terms acceptable to us.

Our cost of obtaining funding is directly related to prevailing market interest rates and to our credit spreads. Increases in interest rates and our credit spreads can significantly increase the cost of our funding. Changes in our credit spreads are market-driven, and may be influenced by market perceptions of our creditworthiness. Changes to interest rates and our credit spreads occur continuously and may be unpredictable and highly volatile.

If wholesale markets financing ceases to become available, or becomes excessively expensive, we may be forced to raise the rates we pay on deposits, with a view to attracting more customers, and/or to sell assets, potentially at depressed prices. The persistence or worsening of these adverse market conditions or an increase in base interest rates could have a material adverse effect on our ability to access liquidity and cost of funding (whether directly or indirectly).

We rely, and will continue to rely, primarily on commercial deposits to fund lending activities. The ongoing availability of this type of funding is sensitive to a variety of factors outside our control, such as general economic conditions and the confidence of commercial depositors in the economy, in general, and the financial services industry in particular, and the availability and extent of deposit guarantees, as well as competition between banks for deposits. Any of these factors could significantly increase the amount of commercial deposit withdrawals in a short period of time, thereby reducing our ability to access commercial deposit funding on appropriate terms, or at all, in the future. If these circumstances were to arise, this could have a material adverse effect on our operating results, financial condition and prospects.

We anticipate that our customers will continue, in the near future, to make short-term deposits (particularly demand deposits and short-term time deposits), and we intend to maintain our emphasis on the use of banking deposits as a source of funds. As of December 31, 2012, 98.7% of our customer deposits had remaining maturities of one year or less, or were payable on demand. A significant portion of our assets have longer maturities, resulting in a mismatch between the maturities of liabilities and the maturities of assets. Historically, one of our principal sources of funds has been time deposits. Time deposits represented 36.8% and 36.2% of our total liabilities and equity as of December 31, 2012 and 2011, respectively. The Chilean time deposit market is concentrated given the importance in size of the pension fund system, in which every Chilean in the workforce must contribute monthly and a portion of these funds is invested in bank deposits. These deposits, which are managed by the private pension funds, we consider to be structurally more stable than other institutional sources given that they come from mandatory savings of the Chilean public. As of December 31, 2012, the Bank’s top 20 time deposits represented 36.5% of total time deposits, or 13.4% of total liabilities and equity, and totaled U.S.$6,955 million. No assurance can be given that future economic stability in the Chilean market will not negatively affect our ability to continue funding our business or to maintain our current levels of funding without incurring higher funding costs or having to liquidate certain assets.

The short-term nature of this funding source could cause liquidity problems for us in the future if deposits are not made in the volumes we expect or are not renewed. If a substantial number of our depositors withdraw their demand deposits or do not roll over their time deposits upon maturity, we may be materially and adversely affected.

We are subject to regulatory capital and liquidity requirements that could limit our operations, and changes to these requirements may further limit and adversely affect our operating results, financial condition and prospects.

Chilean banks are required by the General Banking Law to maintain regulatory capital of at least 8% of risk-weighted assets, net of required loan loss allowance and deductions, and paid-in capital and reserves (“basic capital”) of at least 3% of total assets, net of required loan loss allowances. As we are the result of the merger between two predecessors, we are currently required to maintain a minimum regulatory capital to risk-weighted assets ratio of 11%. As of December 31, 2012, the ratio of our regulatory capital to risk-weighted assets, net of loan loss allowance and deductions, was 13.72%. Certain developments could affect our ability to continue to satisfy the current capital adequacy requirements applicable to us, including:

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

Starting in 2013 or 2014, Chilean banks will most likely be required to adopt the guidelines set forth under the Basel II and III Capital Accord with adjustments incorporated by the SBIF once these changes are approved by the Chilean Congress. This should result in a different level of minimum capital required to be maintained by us. According to initial estimates of the impact of market risk on regulatory capital, published by the SBIF for informational purposes only, our ratio of regulatory capital to risk-weighted assets, net of loan loss allowance and deductions, including an initial estimate of the adjustments for market risk set forth under Basel II, was 12.51% as of November 30, 2012, the latest figure available. No assurance can be given that the adoption of the Basel II capital requirements will not have a material impact on our capitalization ratio.

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

As a financial institution, we are subject to extensive regulation, inspections, examinations, inquiries, audits and other regulatory requirements by Chilean regulatory authorities, which materially affect our businesses. We cannot assure you that we will be able to meet all of the applicable regulatory requirements and guidelines, or that we will not be subject to sanctions, fines, restrictions on our business or other penalties in the future as a result of noncompliance. If sanctions, fines, restrictions on our business or other penalties are imposed on us for failure to comply with applicable requirements, guidelines or regulations, our business, financial condition, results of operations and our reputation and ability to engage in business may be materially and adversely affected.

Changes in regulations may also cause us to face increased compliance costs and limitations on our ability to pursue certain business opportunities and provide certain products and services. As some of the banking laws and regulations have been recently adopted, the manner in which those laws and related regulations are applied to the operations of financial institutions is still evolving. Moreover, to the extent these recently adopted regulations are implemented inconsistently in the various jurisdictions in which we operate, it may face higher compliance costs. No assurance can be given generally that laws or regulations will be adopted, enforced or interpreted in a manner that will not have a material adverse effect on our business and results of operations.

Modifications to reserve requirements may affect our business.

Deposits are subject to a reserve requirement of 9.0% for demand deposits and 3.6% for time deposits (with terms of less than one year). The Central Bank has statutory authority to require banks to maintain reserves of up to an average of 40.0% for demand deposits and up to 20.0% for time deposits (irrespective, in each case, of the currency in which these deposits are denominated) to implement monetary policy. In addition, to the extent that the aggregate amount of the following types of liabilities exceeds 2.5 times the amount of a bank’s regulatory capital, a bank must maintain a 100% “technical reserve” against them: demand deposits, deposits in checking accounts, obligations payable on sight incurred in the ordinary course of business and, in general, all deposits unconditionally payable immediately. If the Central Bank were to increase reserve requirements, this could lead to lower loan growth and have a negative effect on our business.

The legal restrictions on the exposure of Chilean pension funds may affect our access to funding.

Chilean regulations impose a series of restrictions on how Chilean pension fund management companies (Administradora de Fondos de Pensión, or “AFPs”) may allocate their assets. In the particular case of financial issuers, there are three restrictions, each involving different assets and different limits determined by the amount of assets in each fund and the market and book value of the issuer’s equity. As a consequence, limits vary within funds of AFPs and issuers. As of November 30, 2012, the latest information available, the AFP system can invest another 7.65% of its assets under management in Santander-Chile’s bonds, deposits and mortgage finance bonds, and 0.57% in Santander-Chile’s shares. The total amount that AFPs could additionally invest in Santander is approximately U.S.$13.0 billion. If the exposure of any AFP to Santander-Chile exceeds the regulatory limits, we would need to seek alternative sources of funding, which could be more expensive and, as a consequence, may have a material adverse effect on our financial condition and results of operations.

Pension funds must also comply with other investment limits. On June 5, 2007, approved legislation in Chile (Reformas al Mercado de Capitales II, also known as “MK2”) relaxed the limits on making investments abroad in order to permit pension funds to further diversify their investment portfolios. As of December 31, 2011, the limit on making investments abroad was increased up to 100%, depending on the fund. As a result, pension funds may change the composition of their portfolios, including reducing their deposits with local banks. As of November 30, 2012, 10.4% of our liabilities were from AFPs. Although the legislation referred to above is intended to promote a gradual relaxation of the investment limits, and we may be able to substitute the reduced institutional funds with retail deposits, there can be no assurance that this occurrence will not have a materially adverse impact on our business, financial condition and results of operations.

Our financial statements are based in part on assumptions and estimates which, if inaccurate, could cause material misstatement of the results of our operations and financial position.

The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, income and expenses. Due to the inherent uncertainty in making estimates, actual results reported in future periods may be based upon amounts which differ from those estimates. Estimates, judgments and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future periods affected. The accounting policies deemed critical to our results and financial position, based upon materiality and significant judgments and estimates, include impairment of loans and advances, goodwill impairment, valuation of financial instruments, impairment of available-for-sale financial assets, deferred tax assets and provision for liabilities.

The valuation of financial instruments measured at fair value can be subjective, in particular where models are used which include unobservable inputs. Given the uncertainty and subjectivity associated with valuing such instruments it is possible that the results of our operations and financial position could be materially misstated if the estimates and assumptions used prove to be inaccurate.

If the judgment, estimates and assumptions we use in preparing our consolidated financial statements are subsequently found to be incorrect, there could be a material effect on our results of operations and a corresponding effect on our funding requirements and capital ratios.

Changes in accounting standards could impact reported earnings.

The accounting standard setters and other regulatory bodies periodically change the financial accounting and reporting standards that govern the preparation of our consolidated financial statements. These changes can materially impact how we record and report our financial condition and results of operations. In some cases, we could be required to apply a new or revised standard retroactively, resulting in the restatement of prior period financial statements.

We engage in transactions with related parties that others may not consider to be on an arm’s-length basis.

Chilean law applicable to public companies and financial groups and institutions, as well as our bylaws, provide for several procedures designed to ensure that the transactions entered into with or among our financial subsidiaries do not deviate from prevailing market conditions for those types of transactions, including the requirement that our board of directors approve such transactions.

We are likely to continue to engage in transactions with related parties (including our controlling shareholder) on an arm’s length basis. Conflicts of interest between us and related parties may arise. These conflicts are not required to be and may not be resolved in our favor. See “Item 7. Major Shareholders and Related Party Transactions.”

Operational risks, including risks relating to data collection, processing and storage systems are inherent in our business.

Our businesses depend on the ability to process a large number of transactions efficiently and accurately, and on our ability to rely on our digital technologies, computer and email services, software and networks, as well as on the secure processing, storage and transmission of confidential and other information in our computer systems and networks. The proper functioning of financial control, accounting or other data collection and processing systems is critical to our businesses and to our ability to compete effectively. Losses can result from inadequate personnel, inadequate or failed internal control processes and systems, or from external events that interrupt normal business operations. We also face the risk that the design of our controls and procedures prove to be inadequate or are circumvented. Although we work with our clients, vendors, service providers, counterparties and other third parties to develop secure transmission capabilities and prevent against cyber attacks, we routinely exchange personal, confidential and proprietary information by electronic means, and we may be the target of attempted cyber attacks. If we cannot maintain an effective data collection, management and processing system, we may be materially and adversely affected.

We take protective measures and continuously monitor and develop our systems to protect our technology infrastructure and data from misappropriation or corruption, but our systems, software and networks nevertheless may be vulnerable to unauthorized access, misuse, computer viruses or other malicious code and other events that could have a security impact. An interception, misuse or mishandling of personal, confidential or proprietary information sent to or received from a client, vendor, service provider, counterparty or third party could result in legal liability, regulatory action and reputational harm There can be no assurance that we will not suffer material losses from operational risk in the future, including relating to cyber attacks or other such security breaches. Further, as cyber attacks continue to evolve, we may incur significant costs in its attempt to modify or enhance our protective measures or investigate or remediate any vulnerabilities.

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

In addition, our businesses are exposed to risk from potential non-compliance with policies, employee misconduct or negligence and fraud, which could result in regulatory sanctions and serious reputational or financial harm. In recent years, a number of multinational financial institutions have suffered material losses due to the actions of ‘rogue traders’ or other employees. It is not always possible to deter employee misconduct and the precautions we take to prevent and detect this activity may not always be effective.

Any failure to effectively improve or upgrade our information technology infrastructure and management information systems in a timely manner could have a material adverse effect on us.

Our ability to remain competitive depends in part on our ability to upgrade our information technology on a timely and cost-effective basis. We must continually make significant investments and improvements in our information technology infrastructure in order to remain competitive. We cannot assure you that in the future we will be able to maintain the level of capital expenditures necessary to support the improvement or upgrading of our information technology infrastructure. Any failure to effectively improve or upgrade our information technology infrastructure and management information systems in a timely manner could have a material adverse effect on us.

We rely on third parties for important products and services.

Third party vendors provide key components of our business infrastructure such as loan and deposit servicing systems, internet connections and network access. Any problems caused by these third parties, including as a result of their not providing us their services for any reason or their performing their services poorly, could adversely affect our ability to deliver products and services to customers and otherwise to conduct business. Replacing these third party vendors could also entail significant delays and expense.

Damage to our reputation could cause harm to our business prospects.

Maintaining a positive reputation is critical to our attracting and maintaining customers, investors and employees. Damage to our reputation can therefore cause significant harm to our business and prospects. Harm to our reputation may arise from numerous sources, including, among others, employee misconduct, litigation or regulatory outcomes, failure to deliver minimum standards of service and quality, compliance failures, unethical behavior, and the activities of customers and counterparties. Furthermore, negative publicity regarding us, whether true or not, may result in harm to our business prospects.

Actions by the financial services industry generally or by certain members of, or individuals in, the industry may also affect our reputation. For example, the role played by financial services firms in the financial crisis and the seeming shift toward increasing regulatory supervision and enforcement has caused public perception of us and others in the financial services industry to decline. Any failure to establish or preserve a favorable reputation among our customers and in the market in general could have a material adverse effect on our business, financial condition and results of operations.

We rely on recruiting, retaining and developing appropriate senior management and skilled personnel.

Our continued success depends in part on the continued service of key members of our management team. The ability to continue to attract, train, motivate and retain highly qualified professionals is a key element of our strategy. The successful implementation of our growth strategy depends on the availability of skilled management, both at our head office and at each of our business units. If we or one of our business units or other functions fails to staff its operations appropriately or loses one or more of its key senior executives and fails to replace them in a satisfactory and timely manner, our business, financial condition and results of operations, including control and operational risks, may be adversely affected.

In addition, the financial industry has and may continue to experience more stringent regulation of employee compensation, which could have an adverse effect on our ability to hire or retain the most qualified employees. If we fail or are unable to attract and appropriately train, motivate and retain qualified professionals, our business may also be adversely affected.

We may not be able to detect money laundering and other illegal or improper activities fully or on a timely basis, which could expose us to additional liability and could have a material adverse effect on us.

We are required to comply with applicable anti-money laundering, anti-terrorism and other laws and regulations in the jurisdictions in which we operate. These laws and regulations require us, among other things, to adopt and enforce “know-your-customer” policies and procedures and to report suspicious and large transactions to the applicable regulatory authorities. These laws and regulations have become increasingly complex and detailed, require improved systems and sophisticated monitoring and compliance personnel and have become the subject of enhanced government supervision.

While we have adopted policies and procedures aimed at detecting and preventing the use of our banking network for money laundering and related activities, such policies and procedures have in some cases only been recently adopted and may not completely eliminate instances where we may be used by other parties to engage in money laundering and other illegal or improper activities. To the extent we fail to fully comply with applicable laws and regulations, the relevant government agencies to which we report have the power and authority to impose fines and other penalties on us, including the revocation of licenses. In addition, our business and reputation could suffer if customers use our banking network for money laundering or illegal or improper purposes.

In addition, while we review our relevant counterparties’ internal policies and procedures with respect to such matters, we, to a large degree, rely upon our relevant counterparties to maintain and properly apply their own appropriate anti-money laundering procedures. Such measures, procedures and compliance may not be completely effective in preventing third parties from using our (and our relevant counterparties) as a conduit for money laundering (including illegal cash operations) without our (and our relevant counterparties’) knowledge. If we are associated with, or even accused of being associated with, or become a party to, money laundering, then our reputation could suffer and/or we could become subject to fines, sanctions and/or legal enforcement (including being added to any “black lists” that would prohibit certain parties from engaging in transactions with us), any one of which could have a material adverse effect on our operating results, financial condition and prospects.

We are exposed to risk of loss from legal and regulatory proceedings.

We face various issues that may give rise to risk of loss from legal and regulatory proceedings, including tax litigation. These issues, including appropriately dealing with potential conflicts of interest, and legal and regulatory requirements, could increase the amount of damages asserted against us or subject us to regulatory enforcement actions, fines and penalties. The current regulatory environment, which suggests an increased supervisory focus on enforcement, combined with uncertainty about the evolution of the regulatory regime, may lead to material operational and compliance costs.

We are from time to time subject to certain claims and parties to certain legal proceedings incidental to the normal course of our business, including in connection with our lending activities, relationships with our employees and other commercial or tax matters. In view of the inherent difficulty of predicting the outcome of legal matters, particularly where the claimants seek very large or indeterminate damages, or where the cases present novel legal theories, involve a large number of parties or are in the early stages of discovery, we cannot state with confidence what the eventual outcome of these pending matters will be or what the eventual loss, fines or penalties related to each pending matter may be. We believe that we have made adequate reserves related to the costs anticipated to be incurred in connection with these various claims and legal proceedings. However, the amount of these provisions is substantially less than the total amount of the claims asserted against us and in light of the uncertainties involved in such claims and proceedings, there is no assurance that the ultimate resolution of these matters will not significantly exceed the reserves currently accrued by us. As a result, the outcome of a particular matter may be material to our operating results for a particular period, depending upon, among other factors, the size of the loss or liability imposed and our level of income for that period.

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

We are exposed to counterparty risks in addition to credit risks associated with lending activities. Counterparty risk may arise from, for example, investing in securities of third parties, entering into derivative contracts under which counterparties have obligations to make payments to us or executing securities, futures, currency or commodity trades from proprietary trading activities that fail to settle at the required time due to non-delivery by the counterparty or systems failure by clearing agents, exchanges, clearing houses or other financial intermediaries.

We routinely transact with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, mutual funds, hedge funds and other institutional clients. Defaults by, and even rumors or questions about the solvency of, certain financial institutions and the financial services industry generally have led to market-wide liquidity problems and could lead to losses or defaults by other institutions. Many of the routine transactions we enter into expose us to significant credit risk in the event of default by one of our significant counterparties.

A default by a significant financial counterparty, or liquidity problems in the financial services industry generally, could have a material adverse effect on us.

Our loan portfolios are subject to risk of prepayment, which may result in reinvestment of assets on less profitable terms.

Our loan portfolios are subject to prepayment risk, which results from the ability of a borrower to pay a loan prior to maturity and at a time that is inconsistent with the financing of such loan by us. Generally, in a declining interest rate environment, prepayment activity increases, with the effect of reducing weighted average lives of interest earning assets and adversely affecting results. Prepayment risk also has an adverse impact on our credit card and residential mortgage portfolios, since prepayments could shorten the weighted average life of these portfolios, which may result in a mismatch in funding or in reinvestment at lower yields. Prepayment risk is inherent to our commercial activity and an increase in prepayments could have a material adverse effect on us.

Current economic conditions may make it more difficult for us to continue funding our business on favorable terms with institutional investors.

Large-denominations of funding from time deposits from institutional investors may, under some circumstances, be a less stable source of funding than savings and bonds, such as during periods of significant changes in market interest rates for these types of deposit products and any resulting increased competition for such funds. As of December 31, 2012 total time deposits from institutional investors plus funds obtained from our U.S. Commercial Paper program totaled U.S.$7.2 billion or 13.9% of total liabilities and equity. The liquidity crisis triggered by the U.S. subprime market impacted global markets and affected sources of funding, including time deposits. Although our results of operations and financial position have not suffered a significant impact as a consequence of the recent credit market instability in the U.S., future market instability in the U.S. or the global financial markets may negatively affect our ability to continue funding our business or maintain our current levels of funding without incurring higher funding costs or having to liquidate certain assets.

If we are unable to manage the growth of our operations, this could have an adverse impact on our profitability.

We allocate management and planning resources to develop strategic plans for organic growth, and to identify possible acquisitions and disposals and areas for restructuring our businesses. We cannot provide assurance that we will, in all cases, be able to manage our growth effectively or deliver our strategic growth objectives. Challenges that may result from the strategic growth decisions include our ability to:

•	manage efficiently the operations and employees of expanding businesses;

•	maintain or grow our existing customer base;

•	assess the value, strengths and weaknesses of investment or acquisition candidates;

•	finance strategic investments or acquisitions;

•	fully integrate strategic investments, or newly-established entities or acquisitions in line with our strategy;

•	align our current information technology systems adequately with those of an enlarged group;

•	apply our risk management policy effectively to an enlarged group; and

•	manage a growing number of entities without over-committing management or losing key personnel.

Any failure to manage growth effectively, including relating to any or all of the above challenges associated with our growth plans, could have a material adverse effect on our operating results, financial condition and prospects.

Risks Relating to Chile

Future natural disasters may negatively affect our results of operations.

Chile lies on the Nazca tectonic plate, making it one of the world’s most seismically active regions. As a result, natural disasters, especially earthquakes, such as the February 2010 earthquake, may have an adverse impact on our results of operation.

Changes in taxes, including the corporate tax rate, in Chile may have an adverse effect on us and our corporate clients.

The Chilean Government regularly enacts reforms to the tax and other assessment regimes to which we and our customers are subject. For example, in February 2010, the Chilean government approved legislation that increased the corporate income tax rate in order to pay for part of the reconstruction following the February 2010 earthquake and tsunami. The new legislation increased the corporate tax rate from 17% to 20% in 2011. The rate was decreased to 18.5% in 2012 and was scheduled to decrease further to 17% in 2013. However, Congress passed a new tax reform in 2012, raising again the corporate tax rate to 20%. We expect that this legislation will have an adverse effect on us and our corporate clients in 2013, and we expect to pay an effective tax rate of 18% going forward.

We cannot predict if tax reforms will be implemented in the future. The effects of these changes, if enacted, and any other changes that could result from the enactment of additional tax reforms, cannot be quantified.

Our growth and profitability depend on the level of economic activity in Chile.

A substantial amount of our loans is to borrowers doing business in Chile. Accordingly, the recoverability of these loans in particular, and our ability to increase the amount of loans outstanding and our results of operations and financial condition in general, are dependent to a significant extent on the level of economic activity in Chile. Our results of operations and financial condition could be affected by changes in economic or other policies of the Chilean government, which has exercised and continues to exercise substantial influence over many aspects of the private sector, or other political or economic developments in Chile. In line with the global economic climate, Chile’s economy contracted 2.3% in 2009 for the first time since 1999. However, despite the February 2010 earthquake, the Chilean economy has since recovered significantly and GDP increased 5.4% in 2010, 6.2% in 2011 and 5.5% in 2012. However, there can be no assurance that the Chilean economy will continue to grow in the future or that future developments will not negatively affect Chile’s overall levels of economic activity.

Developments in other countries may affect us, including the prices for our securities.

The prices of securities issued by Chilean companies, including banks, are influenced to varying degrees by economic and market considerations in other countries. We cannot assure you that future developments in or affecting the Chilean economy, including consequences of economic difficulties in other markets, will not materially and adversely affect our business, financial condition or results of operations.

We are exposed to risks related to the weakness and volatility of the economic and political situation in Asia, the United States, Europe (including Spain, where Santander Spain, our controlling shareholder, is based), Brazil, Argentina and other nations. Even though the world economy and the financial and capital markets had been recovering from the 2008 crisis throughout 2010 and early 2011, the conditions of the global markets again deteriorated in 2011 and continued through 2012. European countries encountered serious fiscal problems, including high debt levels that impaired growth and increased the risk of sovereign default. Also in 2011, the United States faced fiscal difficulties, which culminated in the downgrade of the U.S. long-term sovereign credit rating by S&P. Ongoing political debates in 2012 with respect to how the United States government would address the so-called “fiscal cliff” contributed to economic uncertainty. In 2012, the world economy continued to grow at a slow pace. As the year progressed, spillovers from the crisis in Europe weighed negatively on activity and confidence and the global recovery slowed. Although economic conditions in Europe and the United States may differ significantly from economic conditions in Chile, investors’ reactions to developments in these other countries may have an adverse effect on the market value of securities of Chilean issuers. In particular, investor perceptions of the risks associated with our securities may be affected by perception of risk conditions in Spain.

If these nations’ economic conditions deteriorate, the economy in Chile, as both a neighboring country and a trading partner, could also be affected and could experience slower growth than in recent years, with possible adverse impact on our borrowers and counterparties. If this were to occur, we would potentially need to increase our allowances for loan losses, thus affecting our financial results, our results of operations and the price of our securities. As of December 31, 2012, approximately 2.5% of our assets were held abroad. There can be no assurance that the ongoing effects of the global financial crisis will not negatively impact growth, consumption, unemployment, investment and the price of exports in Chile. Crises and political uncertainties in other Latin American countries could also have an adverse effect on Chile, the price of our securities or our business.

Chile is also involved in an international litigation with Peru regarding maritime borders and has had other conflicts with neighboring countries in the past. We cannot assure you that crises and political uncertainty in other Latin American countries will not have an adverse effect on Chile, the price of our securities or our business.

Fluctuations in the rate of inflation may affect our results of operations.

High levels of inflation in Chile could adversely affect the Chilean economy and have an adverse effect on our business, financial condition and results of operations. Extended periods of deflation could also have an adverse effect on our business, financial condition and results of operations. In 2009, Chile experienced deflation of 1.4% as the global economy contracted. In 2012, CPI inflation was 1.49%, compared to 4.44% in 2011.

Our assets and liabilities are denominated in Chilean pesos, UF and foreign currencies. The UF is revalued in monthly cycles. On each day in the period beginning on the tenth day of any given month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect a proportionate amount of the change in the Chilean Consumer Price Index during the prior calendar month. For more information regarding the UF, see “Item 5. Operating and Financial Review and Prospects—C. Operating Results—Impact of Inflation.” Although we benefit from inflation in Chile due to the current structure of our assets and liabilities (i.e., a significant portion of our loans are indexed to the inflation rate, but there are no corresponding features in deposits, or other funding sources that would increase the size of our funding base), there can be no assurance that our business, financial condition and result of operations in the future will not be adversely affected by changing levels of inflation, including from extended periods of inflation that adversely affect economic growth or periods of deflation.

Any change in the methodology of how the CPI index is calculated could also affect the value and evolution of the UF, which could also adversely affect our business, financial condition and results of operations.

Currency fluctuations could adversely affect our financial condition and results of operations and the value of our securities.

Any future changes in the value of the Chilean peso against the U.S. dollar will affect the U.S. dollar value of our securities. The Chilean peso has been subject to large devaluations and appreciations in the past and could be subject to significant fluctuations in the future. Our results of operations may be affected by fluctuations in the exchange rates between the peso and the dollar despite our policy and Chilean regulations relating to the general avoidance of material exchange rate exposure. In order to avoid material exchange rate exposure, we enter into forward exchange transactions. The following table shows the value of the Chilean peso relative to the U.S. dollar as reported by the Central Bank at year end for the last five years and the devaluation or appreciation of the peso relative to the U.S. dollar in each of those years.

Year	Exchange rate at year end (Ch$)	Devaluation (Appreciation) (%)
2008	629.11	26.9
2009	506.43	(19.5)
2010	468.37	(7.5)
2011	521.46	11.3
2012	478.60	(8.2)
2013 (until April 26, 2013)	472.73	(1.2)

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

Banking regulations and other regulatory factors may restrict our operations and thereby adversely affect our financial condition and results of operations.

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

In 2011, a bill was introduced in Congress to modify the way in which the maximum interest rate is calculated in Chile. In 2012, the Senate’s Finance Committee came to an agreement with the Executive branch on this proposed legislation, which is now being discussed in the Lower House of Congress. We expect this legislation to become law sometime in 2013. This new legislation is aimed at loans of less than UF 200 (U.S.$9,603) and with a term of more than 90 days, and thus includes consumer loans in installments, lines of credit and credit card lines. Currently, the maximum interest rate for loans of less than UF 200 (U.S.$9,603) and with a term of more than 90 days is calculated as the average rate of all transactions undertaken within the banking industry over the previous month of loans of less than UF 200 (U.S.$9,603) and with a term of more than 90 days, multiplied by a factor of 1.5. The average and maximum rates are published daily by the SBIF. As of December 31, 2012, the average annual interest rate for this type of loan reached 38.08%, and the maximum annual interest rate reached 57.12%.

The consensus reached in the Senate’s Finance Committee proposes that for loans of less than UF 200 (U.S.$9,603) and a term of more than 90 days, the maximum rate be calculated separately for loans between UF 0 and UF 50 (U.S.$0 to U.S.$2,400) and UF 50 to UF 200 (U.S.$2,400 to U.S.$9,603).

For loans between UF 0 and UF50, the maximum rate will be equal to the average rate of loans between UF200 and UF5,000 (U.S.$2,400 to U.S.$240,085) plus 21%. As of September 30, 2012, the average rate of loans between UF 200 and UF 5,000 was 17.34%, and thus the new maximum rate would have been 38.34% compared to 56.76%. This reduction will be implemented gradually. When this law is enacted, the maximum rate for loans between UF 0 to UF 50 will automatically fall 6% to 50.76%, based on the September 30, 2012 maximum rate data. From then on and every 12 weeks, it will be reduced a further 2%, unless the flow of new loans in the industry decreased by 10%-20%, in which case the reduction will be partially or completely suspended until the next period. We estimate that it will take 16 to 23 months for the maximum rate to reach the 38% level of maximum rate the authorities are seeking for loans of this size

For loans between UF 50 and UF 200 (U.S.$2,400 to U.S.$9,603,) the maximum rate will be equal to the average rate of loans between UF 200 and UF 5,000 (U.S.$2,400 to U.S.$240,085) plus 14%. As of December 31, 2012 the average rate of loans between UF 200 to UF 5,000 was 17.74%, and thus the new maximum rate would be 31.74% compared to 56.76%. This reduction will be implemented gradually. When this law is enacted, the maximum rate for loans between UF 50 and UF 200 will automatically fall 8% to 48.76%, based on December 31, 2012 maximum rate data. From then on and every 12 weeks, it will be reduced a further 2%, unless the flow of new loans in the industry decreases by 10%-20%, in which case the reduction will be partially or completely suspended until the next period. We estimate that it will take 16 to 23 months for the maximum rate to reach the 31% level authorities are seeking for loans of this size.

If this bill in its current form is passed in Congress, it could have an adverse effect on our results of operations. We estimate that in 2013, this bill could affect between U.S.$50 and U.S.$100 million of our net interest income. This estimate is only preliminary, as it is difficult to estimate the speed of implementation of the reduction and the effect on loan volumes.

In March 2012, a bill aimed at giving additional enforcement powers to the SERNAC (Chile’s Consumer Protection Agency) regarding financial services became effective and created the SERNAC Financiero, a specific consumer protection agency for the financial industry. The SERNAC Financiero has powers to supervise and regulate Bank products and services. The creation of the SERNAC Financiero has also resulted in additional scrutiny regarding prices and contracts for financial products and services, making it more difficult to raise prices and increasing competition among bank and non-bank competitors.

In July 2012, new regulations regarding the selling of mandatory insurance for loans were introduced that will increase competition and that could lower our fees from collecting these premiums. This could have a negative impact on fees in an amount we have initially estimated to be Ch$16 billion for 2013.

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

In line with the future adoption of Basel II regulations in Chile, the SBIF has recently proposed to increase the minimum regulatory capital ratio from 8% to 10%, which would require an amendment to the General Banking Law. Although we currently have a regulatory capital ratio of 13.72% as of December 31, 2012, this change could require us to inject additional capital to our business in the future. According to initial estimates of the impact of market risk on regulatory capital, published for informational purposes only by the SBIF, our ratio of regulatory capital to risk-weighted assets, net of loan loss allowance and deductions, including an initial estimate of the adjustments for market risk set forth under Basel II was 12.51% as of November 30, 2012, the latest information available. No assurance can be given that these changes will not have a material impact on our capitalization ratio.

These new reforms could result in increased competition in the industry and thus may have a material adverse effect on our financial condition and results of operations.

A worsening of labor relations in Chile could impact our business.

As of December 31, 2012, on a consolidated basis, we had 11,713 employees, of which 66.8% were unionized. In May 2010, a new collective bargaining agreement was signed, which became effective on January 1, 2011 and that will expire on December 31, 2014. We generally apply the terms of our collective bargaining agreement to unionized and non-unionized employees. We have traditionally had good relations with our employees and their unions, but we cannot assure you that in the future, a strengthening of cross-industry labor movements will not materially and adversely affect our business, financial condition or results of operations.

Our corporate disclosure may differ from disclosure regularly published by issuers of securities in other countries, including the United States.

Issuers of securities in Chile are required to make public disclosures that are different from, and that may be reported under presentations that are not consistent with, disclosures required in the United States and other countries. In particular, as a Chilean regulated financial institution, we are required to submit to the SBIF on a monthly basis unaudited consolidated balance sheets and income statements, excluding any note disclosure, prepared in accordance with Chilean Bank GAAP and the rules of the SBIF. This disclosure differs in a number of significant respects from generally accepted accounting principles in the United States and information generally available in the United States with respect to U.S. financial institutions. In addition, as a foreign private issuer, we are not subject to the same disclosure requirements in the United States as a domestic U.S. registrant under the Exchange Act, including the requirements to prepare and issue quarterly reports, or the proxy rules applicable to domestic U.S. registrants under Section 14 of the Exchange Act or the insider reporting and short-swing profit rules under Section 16 of the Exchange Act. Accordingly, the information about us available to you will not be the same as the information available to shareholders of a U.S. company and may be reported in a manner that you are not familiar with.

Chile imposes controls on foreign investment and repatriation of investments that may affect your investment in, and earnings from, our ADSs.

Equity investments in Chile by persons who are not Chilean residents have generally been subject to various exchange control regulations, which restrict the repatriation of the investments and earnings therefrom. In April 2001, the Central Bank eliminated the regulations that affected foreign investors, except that investors are still required to provide the Central Bank with information relating to equity investments and conduct such operations within Chile’s Formal Exchange Market. The ADSs are subject to a contract, dated May 17, 1994, among the Depositary, us and the Central Bank (the “Foreign Investment Contract”) that remains in full force and effect. The ADSs continue to be governed by the provisions of the Foreign Investment Contract subject to the regulations in existence prior to April 2001. The Foreign Investment Contract grants the Depositary and the holders of the ADSs access to the Formal Exchange Market, which permits the Depositary to remit dividends it receives from us to the holders of the ADSs. The Foreign Investment Contract also permits ADS holders to repatriate the proceeds from the sale of shares of our common stock withdrawn from the ADR facility, or that have been received free of payment as a consequence of spin offs, mergers, capital increases, wind ups, share dividends or preemptive rights transfers, enabling them to acquire the foreign currency necessary to repatriate earnings from such investments. Pursuant to Chilean law, the Foreign Investment Contract cannot be amended unilaterally by the Central Bank, and there are judicial precedents (although not binding with respect to future judicial decisions) indicating that contracts of this type may not be abrogated by future legislative changes or resolutions of the Advisory Council of the Central Bank. Holders of shares of our common stock, except for shares of our common stock withdrawn from the ADS facility or received in the manner described above, are not entitled to the benefits of the Foreign Investment Contract, may not have access to the Formal Exchange Market, and may have restrictions on their ability to repatriate investments in shares of our common stock and earnings therefrom.

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

Risks Relating to Our Controlling Shareholder and our ADSs

Our controlling shareholder has a great deal of influence over our business and its interests could conflict with yours.

Santander Spain, our controlling shareholder, controls Santander-Chile through its holdings in Teatinos Siglo XXI Inversiones S.A. and Santander Chile Holding S.A., which are controlled subsidiaries. Santander Spain has control over 67.18% of our shares and actual participation, excluding non-controlling shareholders that participate in Santander Chile Holding, S.A. of 67.01%.

 Due to its share ownership, our controlling shareholder has the ability to control us and our subsidiaries, including the ability to:

•	elect the majority of the directors and exercise control over our company and subsidiaries;

•	cause the appointment of our principal officers;

•	declare the payment of any dividends;

•	agree to sell or otherwise transfer its controlling stake in us; and

•

determine the outcome of substantially all actions requiring shareholder approval, including amendments of our bylaws, transactions with related parties, corporate reorganizations, acquisitions and disposals of assets and issuance of additional equity securities, if any.

We operate as a stand-alone subsidiary within the Santander Group. Our principal shareholders have no liability for our banking operations, except for the amount of their respective holdings of our capital stock. The interests of Santander Spain may differ from our interests or those of our other shareholders and the concentration of control in Santander Spain will limit other shareholders’ ability to influence corporate matters. As a result, we may take action that our other shareholders do not view as beneficial.

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

Our ADSs are listed and traded on the NYSE. Our common stock is listed and traded on the Santiago Stock Exchange, the Chile Electronic Stock Exchange and the Valparaiso Stock Exchange, which we refer to collectively as the Chilean Stock Exchanges, although the trading market for the common stock is small by international standards. At December 31, 2012, we had 188,446,126,794 shares of common stock outstanding. The Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. According to Article 14 of the Ley de Mercado de Valores, Ley No. 18,045, or the Chilean Securities Market Law, the Superintendencia de Valores y Seguros, or the Superintendency of Securities and Insurance, may suspend the offer, quotation or trading of shares of any company listed on one or more Chilean Stock Exchanges for up to 30 days if, in its opinion, such suspension is necessary to protect investors or is justified for reasons of public interest. Such suspension may be extended for up to 120 days. If, at the expiration of the extension, the circumstances giving rise to the original suspension have not changed, the Superintendency of Securities and Insurance will then cancel the relevant listing in the registry of securities. In addition, the Santiago Stock Exchange may inquire as to any movement in the price of any securities in excess of 10% and suspend trading in such securities for a day if it deems necessary.

Although our common stock is traded on the Chilean Stock Exchanges, there can be no assurance that a liquid trading market for our common stock will continue to exist. Approximately 33.0% of our outstanding common stock is held by the public (i.e., shareholders other than Santander Spain and its affiliates), including our shares that are represented by ADSs trading on the NYSE. A limited trading market in general and our concentrated ownership in particular may impair the ability of an ADS holder to sell in the Chilean market shares of common stock obtained upon withdrawal of such shares from the ADR facility in the amount and at the price and time such holder desires, and could increase the volatility of the price of the ADSs.

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

As a holder of ADSs you will have different shareholders’ rights than in the United States and certain other jurisdictions.

Our corporate affairs are governed by our estatutos, or by-laws, and the laws of Chile, which may differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States or in certain other jurisdictions outside Chile. Under Chilean corporate law, you may have fewer and less well-defined rights to protect your interests relative to actions taken by our board of directors or the holders of our common shares than under the laws of other jurisdictions outside Chile. For example, under legislation applicable to Chilean banks, our shareholders would not be entitled to appraisal rights in the event of a merger or other business combination undertaken by us.

Although Chilean corporate law imposes restrictions on insider trading and price manipulation, the form of these regulations and the manner of their enforcement may differ from that in the U.S. securities markets or markets in certain other jurisdictions. In addition, in Chile, self-dealing and the preservation of shareholder interests may be regulated differently, which could potentially disadvantage you as a holder of the shares underlying ADSs.

Holders of ADSs may find it difficult to exercise voting rights at our shareholders’ meetings.

Holders of ADSs will not be our direct shareholders and will be unable to enforce directly the rights of shareholders under our by-laws and the laws of Chile. Holders of ADSs may exercise voting rights with respect to the common stock represented by ADSs only in accordance with the deposit agreement governing the ADSs. Holders of ADSs will face practical limitations in exercising their voting rights because of the additional steps involved in our communications with ADS holders. Holders of our common stock will be able to exercise their voting rights by attending a shareholders’ meeting in person or voting by proxy. By contrast, holders of ADSs will receive notice of a shareholders’ meeting by mail from the Depositary following our notice to the Depositary requesting the Depository to do so. To exercise their voting rights, holders of ADSs must instruct the Depositary on a timely basis on how they wish to vote. This voting process necessarily will take longer for holders of ADSs than for holders of our common stock. If the Depositary fails to receive timely voting instructions for all or part of the ADSs, the Depositary will assume that the holders of those ADSs are instructing it to give a discretionary proxy to a person designated by us to vote their ADSs, except in limited circumstances.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Overview

We are the largest bank in Chile in terms of total assets and equity. As of December 31, 2012, we had total assets of Ch$24,759,888 million (U.S.$51,707 million), outstanding loans net of allowances for loan losses of Ch$18,326,190 (U.S.$38,271 million), total deposits of Ch$14,082,232 million (U.S.$29,408 million) and equity of Ch$2,197,383 million (U.S.$4,589 million). As of December 31, 2012, we employed 11,713 people and had the largest private branch network in Chile, with 499 branches. Our headquarters are located in Santiago and we operate in every major region of Chile.

We provide a broad range of commercial and retail banking services to our customers, including Chilean peso and foreign currency denominated loans to finance a variety of commercial transactions, trade, foreign currency forward contracts and credit lines and a variety of retail banking services, including mortgage financing. We seek to offer our customers a wide range of products while providing high levels of service. In addition to our traditional banking operations, we offer a variety of financial services, including financial leasing, financial advisory services, mutual fund management, securities brokerage, insurance brokerage and investment management.

The legal predecessor of Santander-Chile was Banco Santiago (“Santiago”). Santiago was incorporated by public deed dated September 7, 1977 granted at the Notary Office of Alfredo Astaburuaga Gálvez. Santiago received its permission to incorporate and function as a bank by Resolution No. 118 of the SBIF on October 27, 1977. Santiago’s by-laws were approved by Resolution No. 103 of the SBIF on September 22, 1977. In January 1997, Santiago merged with Banco O’Higgins, with Santiago being the surviving entity. In 1999, Santiago became a controlled subsidiary of Santander Spain. As of June 30, 2002, Santiago was the second-largest private sector bank in Chile in terms of total assets, deposits, loans and shareholders’ equity.

Old Santander-Chile was established as a subsidiary of Santander Spain in 1978. In 1982, Old Santander-Chile acquired a significant portion of the assets and liabilities of Banco Español-Chile, a domestic bank that had become insolvent. In July 1996, Old Santander-Chile was merged into Banco Osorno y la Unión, becoming “Banco Santander-Chile,” the third-largest private bank in terms of outstanding loans at that date.

On August 1, 2002, Santiago and Old Santander Chile merged, whereby the latter ceased to exist and Santander-Chile (formerly known as Santiago) being the surviving entity.

Our principal executive offices are located at Bandera 140, Santiago, Chile. Our telephone number is +562-320-2000 and our website is www.santander.cl. None of the information contained on our website is incorporated by reference into, or forms part of, this Annual Report. Our agent for service of process in the United States is CT Corporation, located at 111 Eighth Avenue, 13th Floor, New York, New York 10011.

Relationship with Santander Spain

We believe that our relationship with our controlling shareholder, Santander Spain, offers us a significant competitive advantage over our peer Chilean banks. Santander Spain is one of the largest financial groups in Brazil and the rest of Latin America, in terms of total assets measured on a regional basis. It is the largest financial group in Spain and is a major player elsewhere in Europe, including the United Kingdom, Poland and Portugal, where it is the third-largest banking group. Through Santander Consumer, it also operates a leading consumer finance franchise in the United States, as well as in Germany, Italy, Spain, and several other European countries.

Our relationship with Santander Spain provides us with access to the group’s client base, while its multinational focus allows us to offer international solutions to our clients’ financial needs. We also have the benefit of selectively borrowing from Santander Spain’s product offerings in other countries, as well as of its know-how in systems management. We believe that our relationship with Santander Spain will also enhance our ability to manage credit and market risks by adopting policies and knowledge developed by Santander Spain. In addition, our internal auditing function has been strengthened as a result of the addition of an internal auditing department that concurrently reports directly to our Audit Committee and the audit committee of Santander Spain. We believe that this structure leads to improved monitoring and control of our exposure to operational risks.

Santander Spain’s support of Santander-Chile includes the assignment of managerial personnel to key supervisory areas of Santander-Chile, such as risks, auditing, accounting and financial control. Santander-Chile does not pay any management or other fees to Santander Spain in connection with these support services.

B. Organizational Structure

Santander Spain controls Santander-Chile through its holdings in Teatinos Siglo XXI Inversiones Ltda. and Santander Chile Holding S.A. which are controlled subsidiaries. In 2011, Santander Spain sold 9.7% of its ownership through Teatinos Siglo XXI Inversiones S.A. in the market. This gave Santander Spain control over 67.18% of our shares and actual participation when excluding non-controlling interests participating in Santander Chile Holding S.A. of 67.01%.

Shareholder	Number of Shares	Percentage
Santander Chile Holding S.A.	66,822,519,695	35.46
Teatinos Siglo XXI Inversiones S.A.	59,770,481,573	31.72

Commercial Structure

The chart below sets forth the names and areas of responsibility of our senior commercial managers as of April 2013.

C. Business Overview

We have 504 total branches, 269 of which are operated under the Santander brand name, with the remaining branches under certain specialty brand names, including 93 under the Santander Banefe brand name, 45 under the SuperCaja brand name, 44 under the BancaPrime brand name and 53 as auxiliary and payment centers. We provide a full range of financial services to corporate and individual customers. We divide our clients into the following segments: (i) Commercial Banking and (ii) Global Banking and Markets.

The Commercial Banking segment is comprised of the following sub–segments:

—

Santander Banefe, consisting of individuals with monthly incomes between Ch$150,000 (U.S.$313) and Ch$400,000 (U.S.$835) and served through our Banefe branch network. This segment accounts for 4.2% of our total loans outstanding as of December 31, 2012. This segment offers customers a range of products, including consumer loans, credit cards, auto loans, residential mortgage loans, debit card accounts, savings products, mutual funds and insurance brokerage.

—

Individuals in Commercial banking, consisting of individuals with a monthly income greater than Ch$400,000 (U.S.$835). Clients in this segment account for 47.1% of our total loans outstanding as of December 31, 2012 and are offered a range of products, including consumer loans, credit cards, auto loans, commercial loans, foreign trade financing, residential mortgage loans, checking accounts, savings products, mutual funds and insurance brokerage.

—

Small and mid-sized companies (SMEs), consisting of small companies with annual revenue of less than Ch$1,200 million (U.S.$2.5 million). As of December 31, 2012, this segment represented approximately 15.0% of our total loans outstanding. Customers in this segment are offered a range of products, including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, savings products, mutual funds and insurance brokerage.

—

Institutional, such as universities, government agencies, municipalities and regional governments. As of December 31, 2012, these clients represented 1.9% of our total loans outstanding. Customers in this sub-segment are also offered the same products that are offered to the customers in our small businesses segment. This sub-segment is included in the Retail segment because customers in this sub-segment are a potential source for new individual customers.

—

Companies, consisting of companies with annual revenue over Ch$1,200 million (U.S.$2.5 million) and up to Ch$10,000 million (U.S.$20.9 million). Customers in this segment are offered a wide range of products, including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, cash management, treasury services, financial advisory, savings products, mutual funds and insurance brokerage. As of December 31, 2012, these clients represented 8.6% of our total loans outstanding.

—

Real estate, consisting of all companies in the real estate sector with annual revenue over Ch$800 million (U.S.$1.7 million), including construction companies and real estate companies that execute projects for sale to third parties. As of December 31, 2012, these clients represented 4.1% of our total loans outstanding. To these clients we offer, in addition to traditional banking services, specialized services for financing, primarily residential projects, in order to increase the sale of residential mortgage loans.

—

Large corporations, consisting of companies with annual revenue over Ch$10,000 million (U.S.$20.9 million). Customers in this segment are also offered the same products that are offered to the customers in our mid–sized companies segment. As of December 31, 2012, these clients represented 8.8% of our total loans outstanding.

The Global Banking and Markets segment is comprised of the following sub–segments:

—

Corporate, consisting of companies that are foreign multinationals or part of a larger Chilean economic group with sales of over Ch$10,000 million (U.S.$20.9 million). As of December 31, 2012, these clients represented 9.8% of our total loans outstanding. Customers in this segment are offered a wide range of products, including commercial loans, leasing, factoring, foreign trade, mortgage loans, checking accounts, cash management, treasury services, financial advisory, savings products, mutual funds and insurance brokerage.

—

The Treasury Division, which provides sophisticated financial products mainly to companies in the wholesale banking and the middle–market segments. This includes products such as short–term financing and funding, securities brokerage, interest rate and foreign currency derivatives, securitization services and other tailor made financial products. The Treasury Division also manages our trading positions.

In addition, we have a Corporate Activities segment comprised of all other operational and administrative activities that are not assigned to a specific segment or product mentioned above. This segment includes the Financial Management Division (Gestión Financiera), which manages global functions such as the management of our structural foreign exchange gap position, our structural position in inflation-indexed assets and liabilities, our structural interest rate risk and our liquidity risk. The Financial Management Division also oversees the use of our resources, the distribution of capital among our different units and the overall financing cost of investments. The aim of the Financial Management Division is to inject stability and recurrence into the net income of commercial activities and to assure we comply with internal and regulatory limits regarding liquidity, regulatory capital, reserve requirements and market risk.

The table below sets forth our lines of business and certain statistical information relating to each of them for the year ended December 31, 2012. Please see “Note 4—Business Segments” to our Audited Consolidated Financial Statements for details of revenue by business segment in the last three years.

	As of December 31, 2012
	Loans and accounts receivable from customers (1)	Net interest income	Net fee and commission income	Financial transactions, net (2)	Provisions for loan losses(3)	Operating costs (4)	Segment’s net contribution (5)

	(Ch$ million)
SEGMENTS

Individuals	9,723,801	620,970	174,283	7,790	(311,265)	(349,513)	142,265
Santander Banefe	799,412	123,168	33,853	102	(81,472)	(66,386)	9,265
Commercial Banking	8,924,389	497,802	140,430	7,688	(229,793)	(283,127)	133,000
Small and mid-sized companies (SMEs)	2,836,695	234,012	39,024	4,903	(72,719)	(76,864)	128,356
Institutional	356,465	28,466	2,466	615	(346)	(12,686)	18,515
Companies	4,072,191	148,433	25,836	11,062	(24,608)	(47,756)	112,967
Companies	1,632,276	70,962	13,863	5,118	(21,598)	(24,521)	43,824
Large Corporations	1,668,828	56,045	8,679	5,623	(3,705)	(17,989)	48,653
Real estate	771,087	21,426	3,294	321	695	(5,246)	20,490

Commercial Banking	16,989,152	1,031,881	241,609	24,370	(408,938)	(486,819)	402,103

Global Banking and Markets	1,858,116	57,591	26,315	66,804	5,334	(35,209)	120,835
Corporate	1,851,127	65,838	29,336	815	5,334	(13,909)	87,414
Treasury Division (6)	6,989	(8,247)	(3,021)	65,989	-	(21,300)	33,421

Other (7)	119,384	(46,738)	2,648	(8,875)	(88)	(18,108)	(71,161)
TOTAL	18,966,652	1,042,734	270,572	82,299	(403,692)	(540,136)	451,777

Other operating income							13,105
Other operating expenses							(59,637)
Income from investments in other companies							267
Income tax							(44,394)

Net income for the year							361,118

(1)	Loans and accounts receivables from customers plus interbank loans, gross of loan loss allowances.

(2)	Includes net gains from trading, net mark-to-market gains and foreign exchange transactions.

(3)	Includes gross provisions for loan losses, net of releases on recoveries.

(4)	Equal to the sum of personnel expenses, administrative expenses, amortizations and depreciations and deterioration.

(5)	Equal to the sum of the net interest revenue, net fee income and net financial transactions, minus net provision for loan losses and operating expenses.

(6)	Includes the Treasury Division’s client business and trading business.

(7)	Includes the Financial Management Division and the contribution of non-segmented items such as interbank loans, the cost of our capital and fixed assets. Net interest income and net financial transactions included in Other are mainly comprised of the results from the Financial Management Division.

Operations through Subsidiaries

Today, the General Banking Law permits us to directly provide the leasing and financial advisory services that we could formerly offer only through our subsidiaries, to offer investment advisory services outside of Chile and to undertake activities that we could not formerly offer directly or through subsidiaries, such as factoring, securitization, foreign investment funds, custody and transport of securities and insurance brokerage services. For the year ended December 31, 2012, our subsidiaries collectively accounted for 2.0% of our total consolidated assets.

	Percentage Owned
Subsidiary	As of December 31, 2012			As of December 31, 2011			As of December 31, 2010
	Direct	Indirect	Total	Direct	Indirect	Total	Direct	Indirect	Total
	%	%	%	%	%	%	%	%	%
Santander S.A. Corredores de Bolsa	50.59	0.41	51.00	50.59	0.41	51.00	50.59	0.41	51.00
Santander Corredora de Seguros Ltda.	99.75	0.01	99.76	99.75	0.01	99.76	99.75	0.01	99.76
Santander Asset Management S.A. Administradora General de Fondos	99.96	0.02	99.98	99.96	0.02	99.98	99.96	0.02	99.98
Santander Agente de Valores Ltda.	99.03	-	99.03	99.03	-	99.03	99.03	-	99.03
Santander S.A. Sociedad Securitizadora	99.64	-	99.64	99.64	-	99.64	99.64	-	99.64
Santander Servicios de Recaudación y Pagos Limitada	99.90	0.10	100.00	99.90	0.10	100.00	99.90	0.10	100.00

Pursuant to the provisions of International Accounting Standard (IAS) 27 and Standard Interpretations Committee (SIC) 12, we must determine the existence of Special Purpose Entities (SPEs), which must be consolidated with the financial results of the Bank. As a result, we have incorporated into our financial statements the following companies:

—	Santander Gestión de Recaudación y Cobranza Ltda. (collection services)

—	Multinegocios S.A. (management of sales force)

—	Servicios Administrativos y Financieros Ltda. (management of sales force)

—	Fiscalex Ltda. (collection services)

—	Multiservicios de Negocios Ltda. (call center)

—	Bansa Santander S.A. (management of repossessed assets and leasing of properties)

Competition

Overview

The Chilean financial services market consists of a variety of largely distinct sectors. The most important sector, commercial banking, includes a number of privately-owned banks and one public–sector bank, Banco del Estado (which operates within the same legal and regulatory framework as the private sector banks). The private-sector banks include local banks and a number of foreign-owned banks operating in Chile. The Chilean banking system is comprised of 24 banks, including one public-sector bank. The five largest banks accounted for 74.2% of all outstanding loans by Chilean financial institutions as of December 31, 2012 (excluding Corpbanca’s subsidiary in Colombia).

The Chilean banking system has experienced increased competition in recent years, largely due to consolidation in the industry and new legislation. We also face competition from non-bank and non-finance competitors, principally department stores, credit unions and cajas de compensación with respect to some of our credit products, such as credit cards, consumer loans and insurance brokerage. In addition, we face competition from non–bank finance competitors, such as leasing, factoring and automobile finance companies, with respect to credit products, and mutual funds, pension funds and insurance companies, with respect to savings products. Currently, banks continue to be the main suppliers of leasing, factoring and mutual funds, and the insurance sales business has grown rapidly.

All data in the following sections is based on Chilean Bank GAAP.

	As of December 31, 2012
	Market Share	Rank
Commercial loans	16.7%	2
Consumer loans	23.1%	1
Residential mortgage loans	21.5%	1
Total loans(1)	18.6%	2
Deposits	16.2%	3
Mutual funds (assets managed)(2)	15.3%	2
Credit card accounts	28.0%	1
Checking accounts	21.6%	2
Branches(3)	18.7%	1

Source: SBIF, excludes Corpbanca Colombia.

(1)	Excludes interbank loans.

(2)	Source: Asociación de Fondos Mutuos de Chile.

(3)	Excludes special–service payment centers.

The following tables set out certain statistics comparing our market position to that of our peer group, defined as the five largest banks in Chile in terms of total loans as of December 31, 2012.

Loans

As of December 31, 2012, our loan portfolio was the second-largest among Chilean banks. Our loan portfolio on a stand–alone basis represented 19.0% of the market for loans in the Chilean financial system as of such date. The following table sets forth our and our peer group’s market shares in terms of loans (excluding Corpbanca Colombia).

	As of December 31, 2012
Loans	Ch$ million	U.S.$ million	Market Share
Santander-Chile	18,966,652	39,609	18.6%
Banco de Chile	19,005,350	39,690	18.7%
Banco del Estado	14,195,130	29,644	13.9%
Banco de Crédito e Inversiones	13,136,091	27,433	12.9%
Corpbanca	10,252,993	21,412	10.1%
BBVA, Chile	7,131,754	14,894	7.0%
Others	19,207,718	40,112	18.8%
Chilean financial system	101,895,688	212,794	100.0%

Source: SBIF.

Deposits

On a stand-alone basis, we had a 16.2% market share in deposits, ranking third among banks in Chile as of December 31, 2012. Deposit market share is based on total time and demand deposits as of the respective dates. The following table sets forth our and our peer group’s market shares in terms of deposits (excluding Corpbanca Colombia).

	As of December 31, 2012
Deposits	Ch$ million	U.S.$ million	Market Share
Santander-Chile	14,082,232	29,408	16.2%
Banco del Estado	15,937,708	33,283	18.4%
Banco de Chile	15,083,921	31,500	17.4%
Banco de Crédito e Inversiones	10,840,953	22,640	12.5%
BBVA, Chile	5,342,368	11,157	6.2%
Corpbanca	8,795,350	18,368	10.1%
Others	16,655,462	34,782	19.2%
Chilean financial system	86,737,994	181,138	100.0%

Source: SBIF.

Total equity

With Ch$2,169,925 million (U.S.$4,532 million) in equity in Chilean Bank GAAP as of December 31, 2012, we were the largest commercial bank in Chile in terms of shareholders’ equity. The following table sets forth our and our peer group’s shareholders’ equity (excluding Corpbanca Colombia).

	As of December 31, 2012
Total Equity	Ch$ million	U.S.$ million	Market Share
Santander-Chile	2,169,925	4,532	19.3%
Banco de Chile	2,007,059	4,191	17.8%
Banco del Estado	1,140,863	2,383	10.1%
Banco de Crédito e Inversiones	1,419,957	2,965	12.6%
Corpbanca	996,315	2,081	8.9%
BBVA, Chile	637,956	1,332	5.7%
Others	2,878,797	6,012	25.6%
Chilean financial system	11,250,872	23,496	100.0%

Source: SBIF.

Efficiency

As of December 31, 2012, we were the most efficient bank in our peer group. The following table sets forth our and our peer group’s efficiency ratio (defined as operating expenses as a percentage of operating revenue, which is the aggregate of net interest income, fees and income from services (net), net gains from mark–to–market and trading, exchange differences (net) and other operating income (net)) in 2012.

Efficiency ratio	As of December 31, 2012
%
Santander-Chile	42.6%
Banco de Chile	47.2%
Banco del Estado	53.5%
Banco de Crédito e Inversiones	48.3%
BBVA, Chile	59.4%
Corpbanca	56.2%
Chilean financial system	50.6%

Source: SBIF.

Net income for the period attributable to shareholders

In 2012, we were the second-largest bank in Chile in terms of net income attributable to shareholders of Ch$392,592 million (U.S.$820 million) measured under Chilean Bank GAAP. The following table sets forth our and our peer group’s net income.

	As of December 31, 2012
Net income (1)	Ch$ million	U.S.$ million	Market Share
Santander-Chile	392,592	820	23.8%
Banco de Chile	465,851	973	28.3%
Banco de Crédito e Inversiones	271,256	566	16.5%
Corpbanca	120,131	251	7.3%
BBVA, Chile	65,221	136	4.0%
Banco del Estado	108,542	227	6.5%
Others	224,546	469	13.6%
Chilean financial system	1,648,139	3,442	100.0%

Source: SBIF.

(1)	Net income before non-controlling interest.

Return on equity

As of December 31, 2012, we were the third most profitable bank in our peer group (as measured by return on period-end equity under Chilean Bank GAAP) and the most capitalized bank as measured by the BIS ratio. The following table sets forth our and our peer group’s return on average equity and BIS ratio.

	Return on period-end equity as of December 31, 2012	BIS Ratio as of December 31, 2012
Santander-Chile	18.1%	13.7%
Banco de Chile	23.2%	13.2%
Banco del Estado	17.1%	11.5%
Banco de Crédito e Inversiones	19.1%	13.6%
BBVA, Chile	10.2%	12.3%
Corpbanca	12.1%	11.1%
Chilean Financial System	14.7%	13.3%

Source: SBIF.

Asset quality

As of December 31, 2012, we had the second-highest non-performing loan to total loan ratio in our peer group. The following table sets forth our and our peer group’s non-performing loan ratio to total loans as defined by the SBIF at the dates indicated.

Non-performing loans /total loans(1) as of December 31, 2012
Santander-Chile	3.15
Banco de Chile	0.96
Banco del Estado	4.05
Banco de Crédito e Inversiones	1.90
BBVA, Chile	1.20
Corpbanca	1.01
Chilean financial system	2.10

Source: SBIF.

(1)	Non-performing loans divided by total loans, excluding interbank loans.

Regulation and Supervision

General

In Chile, only banks may maintain checking accounts for their customers, conduct foreign trade operations, and, together with non-banking financial institutions, accept time deposits. The principal authorities that regulate financial institutions in Chile are the SBIF and the Central Bank. Chilean banks are primarily subject to the General Banking Law, and secondarily subject, to the extent not inconsistent with this statute, the provisions of the Chilean Companies Law governing public corporations, except for certain provisions which are expressly excluded.

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

The Central Bank

The Central Bank is an autonomous legal entity created by the Chilean Constitution. It is subject to the Chilean Constitution and its own ley orgánica constitucional, or organic constitutional law. To the extent not inconsistent with the Chilean Constitution or the Central Bank’s organic constitutional law, the Central Bank is also subject to private sector laws (but in no event is it subject to the laws applicable to the public sector). It is directed and administered by a Board of Directors composed of five members designated by the President of Chile, subject to the approval of the Chilean Senate.

The legal purpose of the Central Bank is to maintain the stability of the Chilean peso and the orderly functioning of Chile’s internal and external payment systems. The Central Bank’s powers include setting reserve requirements, regulating the amount of money and credit in circulation, establishing regulations and guidelines regarding finance companies, foreign exchange (including the Formal Exchange Market) and banks’ deposit-taking activities.

The SBIF

Banks are supervised and controlled by the SBIF, an independent Chilean governmental agency. The SBIF authorizes the creation of new banks and has broad powers to interpret and enforce legal and regulatory requirements applicable to banks and financial companies. Furthermore, in cases of noncompliance with such legal and regulatory requirements, the SBIF has the ability to impose sanctions. In extreme cases, it can appoint, with the prior approval of the Board of Directors of the Central Bank, a provisional administrator to manage a bank. It must also approve any amendment to a bank’s by-laws or any increase in its capital.

The SBIF examines all banks from time to time, generally at least once a year. Banks are also required to submit their financial statements monthly to the SBIF, and a bank’s financial statements are published at least four times a year in a newspaper with countrywide coverage. In addition, banks are required to provide extensive information regarding their operations at various periodic intervals to the SBIF. A bank’s annual financial statements and the opinion of its independent auditors must also be submitted to the SBIF.

Any person wishing to acquire, directly or indirectly, 10.0% or more of the share capital of a bank must obtain the prior approval of the SBIF. Absent such approval, the acquiror of shares so acquired will not have the right to vote. The SBIF may only refuse to grant its approval, based on specific grounds set forth in the General Banking Law.

According to Article 35bis of the General Banking Law, the prior authorization of the SBIF is required for:

—	the merger of two or more banks;

—	the acquisition of all or a substantial portion of a bank’s assets and liabilities by another bank;

—	the control by the same person, or controlling group, of two or more banks; or

—	a substantial increase in the existing control of a bank by a controlling shareholder of that bank.

Such prior authorization is required solely when the acquiring bank or the resulting group of banks would own a significant market share in loans, defined by the SBIF to be more than 15.0% of all loans in the Chilean banking system. The intended purchase, merger or expansion may be denied by the SBIF; or, if the acquiring bank or resulting group would own a market share in loans determined to be more than 20.0% of all loans in the Chilean banking system, the purchase, merger or expansion may be conditioned on one or more of the following:

—	that the bank or banks maintain regulatory capital higher than 8.0% and up to 14.0% of their risk-weighted assets;

—	that the technical reserve established in Article 65 of the General Banking Law be applicable when deposits exceed one and a half times the resulting bank’s paid-in capital and reserves; or

—	that the margin for interbank loans be reduced to 20.0% of the resulting bank’s regulatory capital.

If the acquiring bank or resulting group would own a market share in loans determined by the SBIF to be more than 15% but less than 20%, the authorization will be conditioned on the bank or banks maintaining a regulatory capital not lower than 10% of their risks-weighted assets for the period specified by the SBIF, which may not be less than one year. The calculation of the risk-weighted assets is based on a five-category risk classification system applied to a bank’s assets that is based on the Basel Committee recommendations.

Pursuant to the regulations of the SBIF, the following ownership disclosures are required:

—	a bank is required to inform the SBIF of the identity of any person owning, directly or indirectly, 5.0% or more of such banks’ shares;

—	holders of ADSs must disclose to the Depositary the identity of beneficial owners of ADSs registered under such holders’ names;

—

the Depositary is required to notify the bank as to the identity of beneficial owners of ADSs which such Depositary has registered and the bank, in turn, is required to notify the SBIF as to the identity of the beneficial owners of the ADSs representing 5.0% or more of such banks’ shares; and

—	bank shareholders who individually hold 10.0% or more of a bank’s capital stock and who are controlling shareholders must periodically inform the SBIF of their financial condition.

Limitations on Types of Activities

Chilean banks can only conduct those activities allowed by the General Banking Law: making loans, accepting deposits and, subject to limitations, making investments and performing financial services. Investments are restricted to real estate for the bank’s own use, gold, foreign exchange and debt securities. Through subsidiaries, banks may also engage in other specific financial service activities such as securities brokerage services, equity investments, securities, mutual fund management, investment fund management, financial advisory and leasing activities. Subject to specific limitations and the prior approval of the SBIF and the Central Bank, Chilean banks may own majority or non-controlling interests in foreign banks.

Since June 1, 2002, Chilean banks are allowed to offer a new checking account product that pays interest. The SBIF also stated that these accounts may be subject to minimum balance limits and different interest rates depending on average balances held in the account and that banks may also charge fees for the use of this new product. For banks with a solvency score of less than A, the Central Bank has also imposed additional caps to the interest rate that can be paid.

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

Deposit Insurance

The Chilean government guarantees up to 90.0% of the principal amount of certain time and demand deposits and savings accounts held by natural persons with a maximum value of UF120 per person (Ch$2,740,890 or U.S.$5,727 as of December 31, 2012) per calendar year in the entire financial system.

Reserve Requirements

Deposits are subject to a reserve requirement of 9.0% for demand deposits and 3.6% for time deposits (with terms of less than one year). For purposes of calculating the reserve obligation, banks are authorized to deduct daily from their foreign currency denominated liabilities, the balance in foreign currency of certain loans and financial investments held outside of Chile, the most relevant of which include:

—	cash clearance account, which should be deducted from demand deposit for calculating reserve requirement;

—	certain payment orders issued by pension providers; and

—	the amount set aside for “technical reserve” (as described below), which can be deducted from reserve requirement.

The Central Bank has statutory authority to require banks to maintain reserves of up to an average of 40.0% for demand deposits and up to 20.0% for time deposits (irrespective, in each case, of the currency in which they are denominated) to implement monetary policy. In addition, to the extent that the aggregate amount of the following types of liabilities exceeds 2.5 times the amount of a bank’s regulatory capital, a bank must maintain a 100% “technical reserve” against them: demand deposits, deposits in checking accounts, or obligations payable on sight incurred in the ordinary course of business, and in general all deposits unconditionally payable immediately but excluding interbank demand deposits.

Minimum Capital

Under the General Banking Law, a bank is required to have a minimum of UF800,000 (approximately Ch$18,273 million or U.S.$38.2 million as of December 31, 2012) of paid-in capital and reserves, regulatory capital of at least 8% of its risk weighted assets, net of required allowances, and paid in capital and reserves of at least 3% of its total assets, net of required allowances.

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

Capital Adequacy Requirements

According to the General Banking Law, each bank should have regulatory capital of at least 8.0% of its risk-weighted assets, net of required allowances. The calculation of risk weighted assets is based on a five-category risk classification system for bank assets that is based on the Basel Committee recommendations. The SBIF is expected to implement in 2013 or 2014 the application of the third pillar of Basel II in Chile, which includes the implementation of capital limits with market risk and operational risk-weighted assets. These changes must be approved by the Chilean Congress, as it involves a modification to the General Banking Law.

Banks should also have capital básico, or basic capital, of at least 3.0% of their total assets, net of allowances. Basic capital is defined to include shareholders’ equity.

Within the scope of Basel II in Chile, further changes in regulation may occur. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Chile—Banking regulations may restrict our operations and thereby adversely affect our financial condition and results of operations.”

Lending Limits

Under the General Banking Law, Chilean banks are subject to certain lending limits, including the following material limits:

—

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

—	a bank may not extend loans to another financial institution subject to the General Banking Law in an aggregate amount exceeding 30.0% of its regulatory capital;

—	a bank may not directly or indirectly grant a loan whose purpose is to allow an individual or entity to acquire shares of the lender bank;

—	a bank may not lend, directly or indirectly, to a director or any other person who has the power to act on behalf of the bank; and

—

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

Allowance for Loan Losses

Chilean banks are required to provide to the SBIF detailed information regarding their loan portfolio on a monthly basis. The SBIF examines and evaluates each financial institution’s credit management process, including its compliance with the loan classification guidelines. Banks are classified into four categories: 1, 2, 3 and 4. Each bank’s category depends on the models and methods used by the bank to classify its loan portfolio, as determined by the SBIF. Category 1 banks are those banks whose methods and models are satisfactory to the SBIF. Category 1 banks will be entitled to continue using the same methods and models they currently have in place. A bank classified as a category 2 bank will have to maintain the minimum levels of reserves established by the SBIF while its Board of Directors will be made aware of the problems detected by the SBIF and required to take steps to correct them. Banks classified as categories 3 and 4 will have to maintain the minimum levels of reserves established by the SBIF until they are authorized by the SBIF to do otherwise. Santander-Chile is categorized as a “Category 1” bank.

A detailed description of the models established for determining loan loss allowances is set forth in “Item 5. Operating and Financial Review and Prospects—F. Selected Statistical Information—Classification of Loan Portfolio” and in “Note 1—Summary of Significant Accounting Policies” of our Audited Consolidated Financial Statements.

Capital Markets

Under the General Banking Law, banks in Chile may purchase, sell, place, underwrite and act as paying agents with respect to certain debt securities. Likewise, banks in Chile may place and underwrite certain equity securities. Bank subsidiaries may also engage in debt placement and dealing, equity issuance advice and securities brokerage, as well as in financial leasing, mutual fund and investment fund administration, investment advisory services and merger and acquisition services. These subsidiaries are regulated by the SBIF and, in some cases, also by the Superintendency of Securities and Insurance, the regulator of the Chilean securities market, open-stock corporations and insurance companies.

Legal Provisions Regarding Banking Institutions with Economic Difficulties

The General Banking Law provides that if specified adverse circumstances exist at any bank, its Board of Directors must correct the situation within 30 days from the date of receipt of the relevant financial statements. If the Board of Directors is unable to do so, it must call a special shareholders’ meeting to increase the capital of the bank by the amount necessary to return the bank to financial stability. If the shareholders reject the capital increase, or if it is not effected within the term and in the manner agreed to at the meeting, or if the SBIF does not approve the Board of Directors’ proposal, the bank will be barred from increasing its loan portfolio beyond that stated in the financial statements presented to the Board of Directors and from making any further investments in any instrument other than in instruments issued by the Central Bank. In such a case, or in the event that a bank is unable to make timely payment in respect of its obligations, or if a bank is under provisional administration of the SBIF, the General Banking Law provides that the bank may receive a two-year term loan from another bank. The terms and conditions of such a loan must be approved by the directors of both banks, as well as by the SBIF, but need not be submitted to the borrowing bank’s shareholders for their approval. In any event, a creditor bank cannot grant interbank loans to an insolvent bank in an amount exceeding 25.0% of the creditor bank’s regulatory capital. The Board of Directors of a bank that is unable to make timely payment of its obligations must present a reorganization plan to its creditors in order to capitalize the credits, extend their respective terms, condone debts or take other measures for the payment of the debts. If the Board of Directors of a bank submits a reorganization plan to its creditors and such arrangement is approved, all subordinated debt issued by the bank, whether or not matured, will be converted by operation of law into common stock in the amount required for the ratio of regulatory capital to risk-weighted assets to be not lower than 12.0%. If a bank fails to pay an obligation, it must notify the SBIF, which shall determine if the bank is solvent.

Dissolution and Liquidation of Banks

The SBIF may establish that a bank should be liquidated for the benefit of its depositors or other creditors when such bank does not have the necessary solvency to continue its operations. In such case, the SBIF must revoke a bank’s authorization to exist and order its mandatory liquidation, subject to agreement by the Central Bank. The SBIF must also revoke a bank’s authorization if the reorganization plan of such bank has been rejected twice. The resolution by the SBIF must state the reason for ordering the liquidation and must name a liquidator, unless the SBIF assumes this responsibility. When a liquidation is declared, all checking accounts and other demand deposits received in the ordinary course of business, are required to be paid by using existing funds of the bank, its deposits with the Central Bank or its investments in instruments that represent its reserves. If these funds are insufficient to pay these obligations, the liquidator may seize the rest of the bank’s assets, as needed. If necessary and in specified circumstances, the Central Bank will lend the bank the funds necessary to pay these obligations. Any such loans are preferential to any claims of other creditors of the liquidated bank.

Obligations Denominated in Foreign Currencies

Santander-Chile must also comply with various regulatory and internal limits regarding exposure to movements in foreign exchange rates (see “Item 11. Quantitative and Qualitative Disclosures About Market Risk”).

Loans and Investments in Foreign Securities

Under current Chilean banking regulations, banks in Chile may grant loans to foreign individuals and entities and invest in certain securities of foreign issuers. Banks may grant commercial loans and foreign trade loans, and can buy loans granted by banks abroad. Banks in Chile may also invest in debt securities traded in formal secondary markets. Such debt securities must be (1) securities issued or guaranteed by foreign sovereign states or their central banks or other foreign or international financial entities, and (2) bonds issued by foreign companies. If the sum of investment in foreign securities and loans granted outside of Chile surpasses 70% of regulatory capital, the amount that exceeds 70% is subject to a mandatory reserve of 100%.

Table 1

Rating Agency	Short Term	Long Term
Moody’s	P2	Baa3
Standard and Poor’s	A3	BBB-
Fitch	F2	BBB-
Dominion Bond Rating (DBRS)	R-2	BBB (low)

In the event that the sum of: (a) loans granted abroad that are not to subsidiaries of Chilean companies, and that have a rating of BB- or less and do not trade on a foreign stock exchange, and (b) the investments in foreign securities which have a rating that is below that indicated in Table 1 above, but is equal to or exceeds the ratings mentioned in the Table 2 below and exceeds 20% (and 30% for banks with a BIS ratio equal or exceeding 10% of the regulatory capital of such bank), the excess is subject to a mandatory reserve of 100%.

Table 2

Rating Agency	Short Term	Long Term
Moody’s	P2	Ba3
Standard and Poor’s	A3	BB-
Fitch	F2	BB-
Dominion Bond Rating (DBRS)	R-2	BBB (low)

In addition, banks may invest in foreign securities whose ratings are equal or exceeds those mentioned in Table 3 below for an additional amount equal to 70% of their regulatory capital. This limit constitutes an additional margin and is not subject to the 100% mandatory reserve.

Additionally, a Chilean bank may invest in foreign securities whose rating is equal to or exceeds those mentioned in Table 3 below in: (i) sight deposits with foreign banks, including overnight deposits in a single entity; and (ii) securities issued or guaranteed by sovereign states or their central banks or securities issued or guaranteed by foreign entities within the Chilean State, though investment will be subject to the limits by issuer up to 30% and 50%, respectively, of the regulatory capital of the Chilean bank that makes the investment. If these foreign securities do not have a rating, the individual limit will be 10% of regulatory capital.

Table 3

Rating Agency	Short Term	Long Term
Moody’s	P1	Aa3
Standard and Poor’s	A1+	AA-
Fitch	F1+	AA-
Duff & Phelps	D1+	AA-

Moreover, the sum of all demand deposits with foreign banks, including overnight deposits to related parties, as defined by the Central Bank and the SBIF, cannot surpass 25% of a bank’s regulatory capital. This limit excludes foreign branches of Chilean banks or their subsidiaries, but must include amounts deposited by these entities in related parties abroad.

Chilean banks may only invest in equity securities of foreign banks and certain other foreign companies which may be affiliates of the bank or which would be complementary to the bank’s business if such companies were incorporated in Chile.

New Regulations for “Mortgage Bonds”

In 2012, the mortgage-covered bond legislation was approved by the Chilean congress. The new class of bonds, known as “mortgage bonds,” will be debt backed by the company that sells them, as well as by a pool of mortgages. Unlike covered bonds, they will not be limited to banks. These bonds, if bought by banks, will be available for immediate liquidity in the Central Bank liquidity window and will have other restrictions as to the type of mortgage they will be funding, i.e. mortgage loans with loan-to-values of maximum 80%.

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

Disclosure pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act

Santander-Chile has no exposure to Iran or Syria. As we are part of Grupo Santander, we must disclose the exposure of other entities of the Group to Iran and Syria.

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012, which added Section 13(r) to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), an issuer is required to disclose in its annual or quarterly reports, as applicable, whether it or any of its affiliates knowingly engaged in certain activities, transactions or dealings relating to Iran or with individuals or entities designated pursuant to certain Executive Orders. Disclosure is generally required even where the activities, transactions or dealings were conducted in compliance with applicable law.

The following activities are disclosed in response to Section 13(r) with respect to affiliates of Santander UK within the Santander Group:

During the period covered by this Annual Report, an Iranian national, resident in the UK, who is currently designated by the U.S. and the UK under the Iran Sanctions regime held a mortgage with Santander UK plc that was issued prior to any such designation. No further drawdown has been made (or would be allowed) under this mortgage although we continue to receive repayment installments. In 2012, total revenue in connection with the mortgage was £10,768.38 whilst net profits were negligible relative to the overall profits of Santander UK. Santander UK does not intend to enter into any new relationships with this customer, and any disbursements will only be made in accordance with applicable sanctions.

The same Iranian national referred to above also holds two investment accounts with Santander Asset Management UK Limited, part of the Santander Group. The accounts have remained frozen throughout 2012. The investment returns are being automatically reinvested, and no disbursements have been made to the customer. Total revenue in connection with the investment accounts was £208.15 whilst net profits were negligible in 2012 relative to the overall profits of Santander Spain.

In addition, the Santander Group has certain legacy export credits and performance guarantees with Bank Sepah and Bank Mellat, which are included in the U.S. Department of the Treasury’s Office of Foreign Assets Control’s Specially Designated Nationals and Blocked Persons List.

With respect to Bank Sepah, Santander Spain entered into bilateral credit facilities in May 1996 and in February 2004 of U.S.$ 95.7 million and U.S.$ 4.2 million, respectively. The former matured on May 29, 2012 and the latter matures on September 11, 2013. As of December 31, 2012, €0.5 million remained outstanding under the 2004 bilateral credit facility.

With respect to Bank Mellat, Santander Spain entered into two bilateral credit facilities in February 2000 in an aggregate principal amount of €25.9 million. Both credit facilities matured in 2012. In addition, in 2005 Santander Spain participated in a syndicated credit facility for Bank Mellat of €15.5 million, which matures on July 6, 2015. As of December 31, 2012, the Group was owed €6.5 million under this credit facility.

Both Bank Sepah and Bank Mellat have been in default under all of these agreements in recent years and Santander Spain has been and expects to continue to be repaid any amounts due by official export credit agencies, which insure between 95% and 99% of the outstanding amounts under these credit facilities. No funds have been extended by Santander Spain under these facilities since they were granted.

The Santander Group also has certain legacy performance guarantees for the benefit of Bank Sepah and Bank Mellat (stand-by letters of credit to guarantee the obligations – either under tender documents or under contracting agreements – of contractors who participated in public bids in Iran) that were in place prior to April 27, 2007. However, should any of the contractors default in their obligations under the public bids, the Santander Group would not be able to pay any amounts due to Bank Sepah or Bank Mellat because any such payments would be frozen pursuant to Council Regulation (EU) No. 961/2010.

In the aggregate, all of the transactions described above resulted in approximately €120,000 gross revenues and approximately €-15,000 net loss to the Santander Group in 2012, all of which resulted from the performance of export credit agencies rather than any Iranian entity. The Santander Group has undertaken significant steps to withdraw from the Iranian market such as closing its representative office in Iran and ceasing all banking activities therein, including correspondent relationships, deposit taking from Iranian entities and issuing export letters of credit, except for the legacy transactions described above. The Santander Group is not contractually permitted to cancel these arrangements without either (i) paying the guaranteed amount – which payment would be frozen as explained above (in the case of the performance guarantees), or (ii) forfeiting the outstanding amounts due to it (in the case of the export credits). As such, the Santander Group intends to continue to provide the guarantees and hold these assets in accordance with company policy and applicable laws.

D. Property, Plant and Equipment

We are domiciled in Chile and own our principal executive offices located at Bandera 140, Santiago, Chile. We also own twelve other buildings in the vicinity of our headquarters, and we rent six other buildings. At December 31, 2012, we owned the locations at which 24.8% of our branches were located. The remaining branches operate at rented locations. We believe that our existing physical facilities are adequate for our needs.

Main properties as of December 31, 2012	Number
Central Offices
Owned	6
Rented	6
Total	12

Branches(1)
Owned	123
Rented	372
Total	495

Other property(2)
Owned	51
Rented	7
Total	58

(1)	Some branches are located inside central office buildings and other properties. Including these branches, the total number of branches is 499. Special payment centers are included in Other property.

(2)	Consists mainly of parking lots, mini-branches and property owned by our subsidiaries.

The following table sets forth a summary of the main computer hardware and other systems-equipment that we own.

Category	Brand	Application
Mainframe	IBM	Back-end, Core-System Altair, Payment means and foreign trade.
Midrange	IBM	Interconnections between Mainframe and mid-range
Midrange	SUN/Unix	Interconnections applications Credit & debit cards
	SUN/UNIX	Treasury, MIS, Work Flow, Accounting
Midrange	IBM	WEB
Desktop	HP/Lenovo	Platform applications
Call Center	Avaya	Telephone system
	Genesys	Integration Voice/data
	Nice	Voice recorder
	Nortel	IVR

The main software systems that we use are:

Category	Product	Origin
Core-System	ALTAIR	Accenture
Data base	DB2	IBM
Data base	Oracle	Oracle
Data base	SQL Server	Microsoft
WEB Service	Internet Information Server	Microsoft
Message Service	MQSeries	IBM
Transformation	MQIntegrator	IBM

ITEM 4A. UNRESOLVED STAFF COMMENTS

As of the date of the filing of this Annual Report on 20-F, we do not have any unresolved comments from the U.S. Securities and Exchange Commission.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Accounting Standards Applied in 2012

Santander-Chile is a Chilean bank and maintains its financial books and records in Chilean pesos and prepares its consolidated financial statements in accordance with IFRS-IASB in order to comply with requirements of the SEC. As required by the General Banking Law, which subjects Chilean banks to the regulatory supervision of the SBIF, and which mandates that Chilean banks abide by the accounting standards stipulated by the SBIF, our locally-filed consolidated financial statements have been prepared in accordance with Chilean Bank GAAP as issued by the SBIF. The accounting principles issued by the SBIF are substantially similar to IFRS but there are some exceptions, as described further below. Therefore, our locally-filed consolidated financial statements have been adjusted according to IFRS as issued by the IASB.

Santander-Chile’s transition date to IFRS was January 1, 2008. The Bank prepared its opening balance under these standards as of such date. Consequently, the date of adoption of the new standards by the Bank and its subsidiaries was January 1, 2009.

Differences between IFRS and Chilean Bank GAAP

As stated above, Chilean Bank GAAP, as prescribed by the Compendium of Accounting Standards (the “Compendium”), differs in certain respects from IFRS. The main differences that should be considered by an investor are the following:

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

Charge-offs and Accounts Receivable

The Compendium requires companies to establish deadlines for the charge-off of loans and accounts receivable. IFRS does not require any such deadline for charge-offs. A charge-off due to impairment would be incurred if, and only if, there is objective evidence of impairment as a result of one or more events occurring after the initial recognition. This is measured on an “incurred” basis. We do not believe that this difference materially impacts our financial statements.

Assets Received in Lieu of Payment

The Compendium requires that the initial value of assets received in lieu of payment be the value agreed upon with a debtor as a result of the loan settlement or the value awarded in an auction, as applicable. These assets are required to be written off one year after their acquisition, if the assets have not been previously disposed of.

IFRS requires that assets received in lieu of payment be initially accounted for at fair value. Subsequently, asset valuation depends on the classification provided by the entity for that type of asset. No deadline is established for charging-off an asset. The restatement of gains and losses from repossessed assets would have an impact on the restatement of financial statements under IFRS guidelines although we would not expect it to be material.

Goodwill and Intangible Assets

With respect to goodwill and intangible assets, the Compendium provides that:

—

The value of “goodwill” and other depreciable intangible assets will be supported by two reports issued by specialists independent from the (i) bank, (ii) the bank’s external auditors, and (iii) each other.

—	For assets acquired before December 31, 2008, “goodwill” will be determined according to the Compendium, and will be amortized according to the original amortization schedule for such assets.

—	Goodwill arising from acquisitions before the date of transition to new Chilean Bank GAAP in January 2009 will be determined based on the previously used accounting criteria.

With respect to goodwill and intangible assets, IFRS provides that:

—	The use of independent experts’ valuations is not mandatory.

—	Beginning with the first full year in which IFRS applies, an entity must discontinue goodwill depreciation and is required to evaluate goodwill for impairment, in compliance with IAS 36.

—

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

IFRS allows an entity to value a financial asset or liability (or a group of financial assets or liabilities, or both), on the official recognition date, at fair value, with changes in fair value to be recognized in its financial statements. Once this option has been made, it is irrevocable. The fair value option is not applicable to investments in capital instruments without a market price available in an active market, and thus whose fair value cannot be estimated in a reliable way.

We do not believe that this difference impacts our financial statements because this accounting treatment is optional.

Loan loss allowances

The main difference between Chilean bank GAAP and IFRs regarding loan loss allowances is that under Chilean Bank GAAP, we use an expected loss model, and under IFRS, we use an incurred loss approach. Additionally, Chilean Bank GAAP includes the following norms, which are not included in our IFRS loan loss allowance:

On December 29, 2009, the SBIF issued Circular No. 3,489, which incorporates changes to several provisions of the Compendium. Among other changes, it states that effective January 2010, companies must complement the basis on which insolvency provisions related to contingent operations are determined, including unrestricted lines of credit, other contingent loans, and other loan commitments. In addition, companies should also apply the changes in risk exposure applicable to contingent loans, found in Chapter B-3 of the Compendium. According to specific instructions from the SBIF in Letter to Management No. 10 dated December 21, 2010, the SBIF stated that it would not be necessary to calculate the adjustment retrospectively for 2009.

On June 10, 2010, the SBIF issued Circular No. 3,502 which, among other things, requires that Banks maintain a 0.5% minimum provision for the non-impaired part of the loan portfolio analyzed on an individual basis. In addition, on December 21, 2010, in the Letter to Management No. 9, the SBIF specified that the accounting treatment for the effects originating from the application of this minimum provision is to record it in the income for the period. However, the Bank reverses this minimum provision for purposes of its IFRS consolidated financial statements.

On August 12, 2010, Circular No. 3,503 was issued, which modified how we must classify loans included in Chapters B-1, B-2, B-3 and C1 of the Compendium of Accounting Standards, which are loans analyzed on an individual basis. Such modifications were effective from January 1, 2011, except for those modifications relating to additional provisions included in the Letter to Management No. 9 relating to Chapter B-1 which took effect in 2010. As a supplement to the Circular, the Letter to Management No. 9 was issued on December 21, 2010, which specifies that adjustments resulting from the adoption of these modifications starting on January 1, 2011 could be recorded during the first quarter of 2011; however, entities may anticipate recognition of the impact of these adjustments, in whole or in part, in 2010. As of December 31, 2010, we have chosen to recognize the entire provision adjustments aforementioned.

Considering our incurred loss approach for IFRS purposes by using our internally developed models, all differences with the SBIF models have been reversed in respect to our Consolidated Financial Statements prepared under IFRS.

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

Allowance for loan losses

The Bank records its allowances following its internal models for the recording of incurred debt. These models have been approved by the Board. To establish impairment losses, the Bank carries out an evaluation of outstanding loans and accounts receivable from customers, as detailed below:

—

Individual assessment of debtors: when debtors are recorded as individually significant, i.e., when they have significant debt levels or, even for those that do not have these levels, could be classified in a group of financial assets with similar credit risk features and who, due to the size, complexity or level of exposure, require detailed information. See “Item 5. Operating and Financial Review and Prospects—F. Selected Statistical Information—Classification of Loan Portfolio—Classification of Loan Portfolio—Credit Approval: Loans approved on an individual basis” and “Note 1—Summary of Significant Accounting Policies—(p) Provisions for loan losses” of our Audited Consolidated Financial Statements.

—

Group assessment of debtors: when there is no evidence of impairment for individually-assessed debtors—whether or not significant—the Bank groups debtors with similar risk credit features and assesses them for impairment. Debtors individually assessed for impairment and for whom a loss due to impairment has been recorded, are not included in the group assessment of impairment. See “Item 5. Operating and Financial Review and Prospects—F. Selected Statistical Information—Classification of Loan Portfolio—Classification of Loan Portfolio—Credit Approval: Loans approved on a group basis” and “Note 1—Summary of Significant Accounting Policies—(p) Provisions for loan losses” of our Audited Consolidated Financial Statements.

Derivative activities

As of December 31, 2012, 2011, and 2010, derivatives are measured at fair value on the statement of financial position and the net unrealized gain (loss) on derivatives is classified as a separate line item within the income statement. Under IFRS, banks must mark-to-market derivatives. A derivative financial instrument held for trading purposes must be marked to market and the unrealized gain or loss must be recognized in the income statement. The Bank recognizes three kinds of hedge accounting: (i) cash flow hedges, (ii) fair value hedges and (iii) hedging of foreign net investments.

—

When a cash flow hedge exists, the fair value movements on the part of the hedging instrument and the hedged item that is effective are recognized in equity as “valuation adjustments”. Any ineffective portion of the fair value movement on the hedging instrument and the hedged item is recognized in the income statement.

—	When a fair value hedge exists, the fair value movements on the hedging instrument and the corresponding fair value movements on the hedged item are recognized in the income statement.

—

When a hedge of net investment in a foreign operation exists, the fair value movements on the part of the hedging instrument and the hedged item that is effective are recognized in equity. Any ineffective portion of the fair value movement on the hedging instrument is recognized in the income statement.

C. Operating Results

Chilean Economy

All of our operations and substantially all of our customers are located in Chile. Accordingly, our financial condition and results of operations are substantially dependent upon economic conditions prevailing in Chile. In 2012, the Chilean economy grew approximately 5.5% compared to 6.0% in 2011 and 5.4% in 2010. In the same period, internal demand increased 7.1%, with increases of 12.3% in private investment and 6.1% of household consumption. Unemployment has also been decreasing. As of December 2012, the unemployment rate was 6.1%, compared to 6.6% as of December 2011. The exchange rate appreciated in 2012 by 8.2%, and thus despite strong growth of internal demand, CPI inflation decreased to 1.5% in 2012 from 4.4% in 2011. Therefore, the Central Bank kept interest rates steady. In January 2012, interest rates were reduced by 25 basis points to 5.0%, and remained at that level for the rest of the year. Going forward, economic activity is expected to continue to increase, but possibly at a slower pace.

The growth of the Chilean banking sector evolved in line with overall economic developments, with an increase in the volume of loans and deposits. Total loans as of December 31, 2012 in the Chilean financial system were Ch$101,895,688 million (U.S.$213 billion), excluding Corpbanca’s banking operations in Colombia, an increase of 15.9% in the last twelve months. Total customer deposits (defined as time deposits plus checking accounts), excluding Corpbanca’s operations in Colombia, totaled Ch$86,737,994 million (U.S.$181 billion) as of December 31, 2012, an increase of 13.3% in the last twelve months. The non-performing loan (defined as loans with an installment that is at least 90 days past-due) to total loans ratio decreased from 2.3% as of December 31, 2011 to 2.1% as of December 31, 2012.

Impact of Inflation

Our assets and liabilities are denominated in Chilean pesos, Unidades de Fomento (UF) and foreign currencies. The Bank no longer recognizes inflation accounting and has eliminated price-level restatement in line with IFRS, but inflation impacts our results of operations as some loan and deposit products are contracted in UF. The UF is revalued in monthly cycles. Each day in the period beginning on the tenth day of the current month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect a proportionate amount of the change in the Chilean Consumer Price Index during the prior calendar month. One UF equaled Ch$22,840.75 at December 31, 2012, Ch$22,294.03 at December 31, 2011 and Ch$21,455.55 at December 31, 2010. High levels of inflation in Chile could adversely affect the Chilean economy and could have an adverse effect on our business, financial condition and results of operations. Negative inflation rates also negatively impact our results. CPI inflation was 1.5% in 2012, 4.4% in 2011, and 3.0% in 2010. There can be no assurance that Chilean inflation will not change significantly from the current level. Although we currently benefit from moderate levels of inflation, due to the current structure of our assets and liabilities (i.e., a significant portion of our loans are indexed to the inflation rate, but there are no corresponding features in deposits or other funding sources that would increase the size of our funding base), there can be no assurance that our business, financial condition and result of operations in the future will not be adversely affected by changing levels of inflation. In summary:

—

UF-denominated assets and liabilities. UF inflation was 2.45% in 2012, 3.91% in 2011 and 2.45% in 2010. The effect of any changes in the nominal peso value of our UF-denominated interest earning assets and interest bearing liabilities is reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest income and expense, respectively. Our net interest income will be positively affected by an inflationary environment to the extent that our average UF-denominated interest earning assets exceed our average UF-denominated interest bearing liabilities. Our net interest income will be negatively affected in a deflationary environment if our average UF-denominated interest earning assets exceed our average UF-denominated interest bearing liabilities. Our net interest income will be negatively affected by inflation in any period in which our average UF-denominated interest bearing liabilities exceed our average UF-denominated interest earning assets. Our average UF-denominated interest earning assets exceeded our average UF-denominated interest bearing liabilities by Ch$4,940,967 million in 2012, Ch$3,611,046 million in 2011 and Ch$3,171,140 million in 2010. See “Item 5. Operating and Financial Review and Prospects—F. Selected Statistical Information—Average Balances, Income Earned from Interest-Earning Assets and Interest Paid on Interest-Bearing Liabilities.” In general, the Bank has more UF-denominated financial assets than UF-denominated financial liabilities. In the year ended December 31, 2012, the interest earned on interest earning assets denominated in UF decreased 7.8% compared to the same figure in 2011 as UF inflation decreased. The nominal interest paid on these liabilities decreased 27.7% in 2012 compared to 2011 as inflation decelerated and the Bank also reduced the quantity of interest bearing liabilities linked to the UF.

—

Inflation and interest rate hedge. A key component of our asset and liability policy is the management of interest rate risk. The Bank’s assets generally have a longer maturity than our liabilities. As the Bank’s mortgage portfolio grows, the maturity gap tends to rise as these loans, which are contracted in UF, have a longer maturity than the average maturity of our funding base. As most of our long term financial instruments and mortgage loans are contracted in UF and most of our deposits are in nominal pesos, the rise in mortgage lending increases the Bank’s exposure to inflation and to interest rate risk. The size of this gap is limited by internal and regulatory guidelines in order to avoid excessive potential losses due to strong shifts in interest rates (see “Item 11. Quantitative and Qualitative Disclosures About Market Risk”). In order to keep this duration gap below regulatory limits, the Bank issues long term bonds denominated in UF or interest rate swaps. The financial cost of the bonds and the efficient part of these hedges is recorded as net interest income. In 2012, the loss from the swaps taken in order to hedge mainly for inflation and interest rate risk and included in net interest income totaled Ch$57,118 million, compared to a loss of Ch$58,775 million in 2011 and a loss of Ch$2,008 million in 2010.

	As of December 31,			% Change	% Change
Inflation sensitive income	2012	2011	2010	2012/2011	2011/2010
	(In millions of Ch$)
Interest earned on UF assets(1)	648,594	703,286	537,621	(7.8%)	30.8%
Interest paid on UF liabilities(1)	(280,695)	(388,349)	(292,362)	(27.7%)	32.8%
Hedging results	(57,118)	(58,775)	(2,008)	(2.8%)	2,827.0%
Net gain	310,781	256,162	243,251	21.3%	5.3%

(1)	Excludes results from hedging.

—

Peso-denominated assets and liabilities. Interest rates prevailing in Chile during any period primarily reflect the inflation rate during the period and the expectations of future inflation. The sensitivity of our peso-denominated interest earning assets and interest bearing liabilities to changes to such prevailing rates varies. See “Item 5. Operating and Financial Review and Prospects—C. Operating Results—Interest Rates.” We maintain a substantial amount of non-interest bearing peso-denominated demand deposits. Because such deposits are not sensitive to inflation, any decline in the rate of inflation would adversely affect our net interest margin on inflation indexed assets funded with such deposits, and any increase in the rate of inflation would increase the net interest margin on such assets. (See “Item 11. Quantitative and Qualitative Disclosures About Market Risk”). The ratio of the average of such demand deposits and average shareholder’s equity to average interest-earning assets was 29.3%, 27.2% and 27.9% for the years ended December 31, 2012, 2011 and 2010, respectively.

Interest Rates

Interest rates earned and paid on our assets and liabilities reflect, to a certain degree, inflation, expectations regarding inflation, changes in short term interest rates set by the Central Bank and movements in long term real rates. The Central Bank manages short term interest rates based on its objectives of balancing low inflation and economic growth. Because our liabilities are generally re-priced sooner than our assets, changes in the rate of inflation or short term rates in the economy are reflected in the rates of interest paid by us on our liabilities before such changes are reflected in the rates of interest earned by us on our assets. Therefore, when short term interest rates fall, our net interest margin is positively impacted, but when short term rates increase, our interest margin is negatively affected. At the same time, our net interest margin tends to be adversely affected in the short term by a decrease in inflation rates since generally our UF-denominated assets exceed our UF-denominated liabilities. See “Item 5. Operating and Financial Review and Prospects—C. Operating Results—Impact of Inflation—Peso-denominated assets and liabilities.” An increase in long term rates has a positive effect on our net interest margin, because our interest earning assets generally have longer terms than our interest bearing liabilities. In addition, because our peso-denominated liabilities have relatively short re-pricing periods, they are generally more responsive to changes in inflation or short term rates than our UF-denominated liabilities. As a result, during periods when current inflation or expected inflation exceeds the previous period’s inflation, customers often switch funds from UF-denominated deposits to peso-denominated deposits, which generally bear higher interest rates, thereby adversely affecting our net interest margin.

Foreign Exchange Fluctuations

The Chilean government’s economic policies and any future changes in the value of the Chilean peso against the U.S. dollar could adversely affect our financial condition and results of operations. The Chilean peso has been subject to significant devaluation in the past and may be subject to significant fluctuations in the future. The Central Bank exchange rate appreciated in 2012 by 8.2%, so despite strong growth of internal demand, CPI inflation decreased to 1.5% in 2012 from 4.4% in 2011. See “Item 3. Key Information—A. Selected Financial Data—Exchange Rates.” A significant portion of our assets and liabilities are denominated in foreign currencies, principally the U.S. dollar, and we historically have maintained and may continue to maintain material gaps between the balances of such assets and liabilities. Our current strategy is not to maintain a significant difference between the balances of our assets and liabilities in foreign currencies. In 2012, 2011 and 2010, the Bank held more liabilities than assets in foreign currencies, mainly the U.S. dollar, as a result of an ample supply of U.S.$ deposits from companies that receive export revenues, foreign correspondent bank loans and bonds issued abroad. This difference is usually hedged using forwards and cross-currency swaps. Including derivatives, the Bank seeks to run no foreign currency risk in its non-trading balance sheet. Because such assets and liabilities, as well as interest earned or paid on such assets and liabilities, and gains and losses realized upon the sale of such assets, are translated to Chilean pesos in preparing our financial statements, our reported income is affected by changes in the value of the Chilean peso relative to foreign currencies (principally the U.S. dollar). The translation gain or loss over assets and liabilities (excluding derivatives held for trading) is included as foreign exchange transactions in the income statement. The translation and mark-to-market of foreign currency derivatives held for trading is recognized as a gain or loss in the net results from mark-to-market and trading. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—E. Market Risks—Foreign exchange fluctuations” for more detail on the Bank’s exposure to foreign currency.

The Bank also uses a sensitivity analysis with both internal limits and regulatory limits to seek to manage the potential loss in net interest income resulting from fluctuations of interest rates on U.S. dollar denominated assets and liabilities and a VaR model to limit foreign currency trading risk.

We also set an absolute limit on the size of Santander-Chile’s consolidated net foreign currency trading position. At December 31, 2012, the Bank’s consolidated net foreign currency position was equal to U.S.$200 million. As the Bank’s non-trading portfolio has no net exposure to foreign currency risk, the Bank’s total exposure to foreign currency is reflected in the trading portfolio exposure to foreign currency. The Bank’s average exposure to foreign currency was U.S.$1 million in 2012. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Volume limits.” The limit on the size of the net foreign currency position is determined by our Asset and Liability Committee and is calculated and monitored by our Market Risk Department.

Segmentation criteria

The accounting policies used to determine the Bank’s income and expenses by business segment are the same as those described in the summary of accounting policies in “Note 1—Summary of Significant Accounting Policies” of the Bank’s Consolidated Financial Statements, and are customized to meet the needs of the Bank’s management. The Bank earns most of its income in the form of interest income, fee and commission income and income from financial operations. To evaluate a segment’s financial performance, the highest decision-making authority for the segment bases his assessment on the segment’s interest income, fee and commission income, and expenses. This assessment helps the Bank make decisions over the resources that will be allocated to each segment.

Results of Operations for the Years Ended December 31, 2012, 2011 and 2010

The following discussion is based upon and should be read in conjunction with the Audited Consolidated Financial Statements. The Audited Consolidated Financial Statements have been prepared in accordance with IFRS as issued by the IASB. The following table sets forth the principal components of our net income for the years ended December 31, 2012, 2011 and 2010.

	2012	2012	2011	2010
CONSOLIDATED INCOME STATEMENT DATA	(ThU.S.$)(1)	(Ch$ million)			% Change 2012 / 2011	% Change 2011 / 2010
IFRS:
Interest income and expense
Interest income	3,948,946	1,890,953	1,768,735	1,412,983	6.9%	25.2%
Interest expense	(1,771,367)	(848,219)	(796,435)	(473,264)	6.5%	68.3%
Net interest income	2,177,579	1,042,734	972,300	939,719	7.2%	3.5%
Fees and income from services
Fees and commission income	752,693	360,427	363,041	338,183	(0.7%)	7.4%
Fees and commission expense	(187,647)	(89,855)	(85,205)	(74,601)	5.5%	14.2%
Total net fees and commission income	565,046	270,572	277,836	263,582	(2.6%)	5.4%
Other operating income
Net income from financial operations	(133,819)	(64,079)	170,857	38,755	-%	340.9%
Foreign exchange profit (loss), net	305,687	146,378	(76,660)	57,233	-%	-%
Financial transactions, net	171,868	82,299	94,197	95,988	(12.6%)	(1.9%)
Other operating income	27,368	13,105	18,749	43,608	(30.1%)	(57.0%)
Total other operating income	199,236	95,404	112,946	139,596	(15.5%)	(19.1%)
Net operating profit before loan losses	2,941,861	1,408,710	1,363,082	1,342,897	3.3%	1.5%
Provision for loan losses	(843,045)	(403,692)	(316,137)	(253,915)	27.7%	24.5%
Net operating profit	2,098,816	1,005,018	1,046,945	1,088,982	(4.0%)	(3.9%)
Operating expenses
Personnel salaries and expenses	(627,123)	(300,298)	(280,613)	(250,265)	7.0%	12.1%
Administrative expenses	(382,957)	(183,379)	(166,825)	(147,343)	9.9%	13.2%
Depreciation and amortization	(117,717)	(56,369)	(53,466)	(49,403)	5.4%	8.2%
Impairment	(188)	(90)	(116)	(4,925)	(22.4%)	(97.6%)
Other operating expenses	(124,542)	(59,637)	(64,208)	(45,402)	(7.1%)	41.4%
Total operating expenses	(1,252,527)	(599,773)	(565,228)	(497,338)	6.1%	13.7%
Net Operating income	846,289	405,245	481,717	591,644	(15.9%)	(18.6%)
Other non-operating results
Income from investments in other companies	558	267	2,140	1,171	(87.5%)	82.7%
Total other non-operating results	558	267	2,140	1,171	(87.5%)	82.7%
Income before tax	846,847	405,512	483,857	592,815	(16.2%)	(18.4%)
Income tax	(92,710)	(44,394)	(77,193)	(85,343)	(42.5%)	(9.5%)
Consolidated Net income for the period	754,137	361,118	406,664	507,472	(11.2%)	(19.9%)
Net income for the period attributable to:
Equity holders of the Bank	744,477	356,493	401,733	505,393	(11.3%)	(20.5%)
Non-controlling interests	9,660	4,625	4,931	2,079	(6.2%)	137.2%

(1)	Amounts stated in U.S. dollars at and for the year ended December 31, 2012 have been translated from Chilean pesos at the exchange rate of Ch$478.85 = U.S.$1.00 as of December 31, 2012. See “Item 3. Key Information—A. Selected Financial Data—Exchange Rates” for more information on exchange rate.

Results of operations for the years ended December 31, 2012 and 2011. Consolidated net income for the year ended December 31, 2012 decreased 11.2% to Ch$361,118 million. Our return on annualized average equity was 16.5% in 2012 compared to 20.4% in 2011.

Net operating profit before loan losses was Ch$1,408,710 million in 2012, an increase of 3.3% compared to 2011. Our net interest income increased 7.2% to Ch$1,042,734 million in 2012 from Ch$972,300 million in 2011. The average balance of our interest-earning assets increased by 6.2% in 2012 compared to 2011. Our net interest margin improved 4 basis points to 4.82% in 2012 from 4.78% in 2011. This was mainly due to stricter pricing policy on our loans and an improved funding mix, partially offset by the lower yield earned on UF interest earning assets, which was mainly due to lower UF inflation in the year.

Net fees and commission income decreased 2.6% to Ch$270,572 million in the year ended December 31, 2012 compared to the same period in 2011. In 2012, the Bank executed a profound overhaul of its Client Relationship Management (CRM) systems and other changes to its commercial team front-office functions. The Bank expects this to improve productivity in the future, but in the short-term, this caused some disruptions in business activity due to training and other factors, which negatively affected fee income in the Commercial banking segment. At the same time, the Bank modified its admission policies for loan origination, which resulted in lower business activity and client growth, especially in the individuals segment. Finally, the negative effects of the establishment of the SERNAC Financiero increased the difficulty of rising fees.

Results of financial transactions, net, which is the sum of trading activities, fair value adjustments and foreign exchange transactions, totaled Ch$82,299 million in the year ended December 31, 2012, a decrease of 12.6% compared to the same period in 2011. These results include the results of our Treasury Division’s trading business and financial transactions with customers as well the results of our Financial Management Division. Client treasury services decreased 1.0% in 2012 compared to 2011 and represented the majority of our financial transaction income. In 2012, the results from Santander Global Connect (“SGC”) totaled Ch$52,703 million and decreased 15.8% compared to 2011, as 2011 figures included large one-time operations that were not repeated in 2012. Santander Global Connect is a specialized platform designed to facilitate the sale of derivatives to a broad range of companies in all segments and through the branch network. The results from market-making with client services increased 34.9% in 2012 compared to 2011, totaling Ch$34,991 million. This was mainly due to growth in tailor-made treasury services sold to specific corporate clients. The results from non-client Treasury Division income totaled a loss of Ch$5,395 million in 2012 compared to a gain of Ch$5,642 million in 2011. The non-client Treasury Division figures in 2011 included larger gains from the sale of loans compared to 2012 and the one-time gain of Ch$5,705 million recorded from the sale of shares in Visa Inc.

Other operating income totaled a gain of Ch$13,105 million in the year ended December 31, 2012, and decreased 30.1% compared to 2011. The main reasons for this decrease were the lower gains from income from assets received in lieu of payments and lower income from the sale of branches. Branches are risk weighted at 100% and, therefore, from a regulatory capital perspective, it is more efficient to rent them than to own them.

Provisions for loan losses, net of recoveries totaled Ch$393,264 million in 2012 and increased 24.4% compared to the amount of provisions recorded in 2011. The increase was mainly due to a rise in net provision expense of consumer loans. Provisions established for the Bank’s consumer loans increased by 26.3% to Ch$201,136 million in 2012 compared to 2011. In June 2012, the Bank updated its allowance model for consumer loans, which mainly impacted the provisions established for renegotiated loans, and resulted in a provision of Ch$24,753 million. Consumer loan charge-offs also increased by Ch$ 32,860, or 71.3%, in the year ended December 31, 2012 compared to the corresponding period in 2011. The increase was mainly due to the tightening of renegotiation policies for consumer loans that led to a greater amount of impaired consumer loans entering non-performing status and subsequently being charged-off. The negative effects of the Ley de Dicom, which reduced the effectiveness of the negative credit bureau data used in our credit scoring models, also impacted provisions and charge-offs in 2012.

The ratio of impaired loans to total loans decreased from 7.6% as of December 31, 2011 to 7.1% as of December 31, 2012, as the Bank reduced growth in riskier loan segments, reduced renegotiations and increased charge-offs. The ratio of non-performing loans to total loans rose from 2.9% as of December 31, 2011 to 3.2% as of December 31, 2012. This increase was the result of stricter renegotiation policies; as the Bank charged off more loans, the number of impaired loans, which include non-performing loans and renegotiated loans, fell, but there were fewer loans being moved out of impaired status as due to these stricter policies.

Recoveries on loans previously charged-off decreased 7.8% in the year ended December 31, 2012 compared to the corresponding period in 2011. This was a direct result of a one-time recovery, due to a payment by the Chilean National Housing Association, of Ch$14,390 million in 2011 in the residential mortgage portfolio. Excluding this figure, recoveries increased 54.0% in 2012 compared to 2011. In 2012 consumer loan recoveries increased 76.5% from the corresponding period in 2011, as the Bank increased charge-offs and reduced renegotiations. Collection efforts were also bolstered, especially in consumer loans, which represents the bulk of the Bank’s charge-offs.

As a result of the factors mentioned above, net operating profit decreased 4.0% in 2012 compared to 2011 and totaled Ch$1,005,018 million.

Operating expenses increased 6.1% in 2012 and totaled Ch$599,773 million compared to the corresponding period in 2011. Personnel salaries and expenses increased by 7.0% from the corresponding period in 2011 mainly due to higher salaries and headcount. Administrative expenses increased 9.9% in the year ended December 31, 2012 compared to the corresponding period in 2011. In 2012, the Bank focused on its Transformation Plan, which is a broad overhaul and improvement of our retail banking activities, especially among Individuals in Commercial banking and SMEs. This also entails greater expenses related to IT projects being carried out to improve productivity. Our efficiency ratio was 42.6% in 2012 and 41.5% in 2011.

Other operating expenses were Ch$59,637 million in 2012, a 7.1% decrease compared to 2011. This decrease was mainly due to: (i) lower provisions and expenses for repossessed assets that totaled Ch$10,176 million in 2012, compared to Ch$12,782 million in 2011 and (ii) lower operating charge-offs that totaled Ch$8,366 million in 2012, compared to Ch$9,884 million in 2011.

Our income tax expense decreased by 42.5% in the year ended December 31, 2012 compared to the same period in 2011. The effective tax rate paid was 10.9% in 2012 compared to 15.9% in 2011. The lower effective tax rate in 2012 compared to 2011 was due to the decline in the statutory tax rate in Chile in 2012 to 18.5% from 20.0% in 2011. Additionally, in September 2012, the statutory tax rate to be applied in 2013 was permanently increased from 18.5% to 20% and this created a one-time income tax reversal of Ch$ 16,221 million in 2012, corresponding to the adjustment of deferred tax assets to the higher statutory rate.

Results of operations for the years ended December 31, 2011 and 2010. Net income for the year ended December 31, 2011 decreased 19.9% compared to the same period in 2010 to Ch$406,664 million. Our return on annualized average equity was 20.4% in 2011 compared to 29.0% in 2010.

Net operating profit before loan losses was Ch$1,363,082 million in 2011, an increase of 1.5% compared to 2010. Our net interest income increased 3.5% to Ch$972,300 million in 2011 from Ch$939,719 million in 2010. The average balance of our interest-earning assets increased by 16.5% in 2011 compared to 2010. However, our net interest margin decreased 60 basis points to 4.8% in 2011 from 5.4% in 2010 mainly due to higher funding costs. As discussed in further detail below, the rise in the average rate of interest paid on time deposits due to higher short-term interest rates was a result of increased overall funding costs. This was only partially offset by higher volumes, higher asset yields and higher inflation in 2011 compared to 2010.

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

Results of financial transactions, net, which is the sum of trading activities, fair value adjustments and foreign exchange transactions, totaled Ch$94,197 million in 2011, a decrease of 1.9% compared to 2010. These results include the results of our Treasury Division’s trading business and financial transactions with customers, SGC and our Financial Management Division. The results from the Financial Management Division recorded a loss of Ch$20,072 million in 2011 compared to a loss of Ch$597 million in 2010. Throughout 2011, the Bank maintained above-average levels of liquidity, part of which was generated from U.S.$-denominated liabilities, as a conservative measure given the uncertainty that surrounded global financial markets. These dollar liabilities are hedged through derivatives (short-term foreign currency swaps), but the short-term interest rate differential between U.S.$ and Ch$ has increased and has produced a higher cost registered in financial transactions, net. This higher cost is partially offset by net interest income where the interest earned on the short-term liquid asset is registered and the interest expense of the U.S.$-denominated liabilities is also recorded.

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

Provision expense, net of recoveries increased 24.5% in 2011 compared to 2010. Provision for loan losses increased 30.6% to Ch$254,079 million in 2011 compared to 2010. Provisions for consumer loans increased 27.7% in 2011 compared to 2010. This increase was mainly due to a rise in consumer non-performing loans of 31.6% in the year. This rise was due to the 9.0% year-over-year increase in consumer loans, as well as tighter renegotiation policies in consumer lending that led to higher non-performing loans. Provisions for mortgage loans increased 211.0% in 2011 compared to 2010. In June 2011, the Bank modified its provisioning model for residential mortgage loans. As of June 2011, residential mortgage loans are assigned an allowance level based on credit risk profiles, which are determined utilizing a statistical model that considers: (i) the borrower’s credit history, (ii) if the client is a new client or an existing client, (iii) if the client is a Bank client or a Santander Banefe client and (iv) if the client has been renegotiated in the banking system. The total impact of this change on loan loss reserves was Ch$16,258 million in 2011. Provisions in commercial loans increased 24.9% in 2011 compared to 2010. This increase was mainly due to the modification and recalibration of the Bank’s provisioning model of commercial loans analyzed on a group basis which are mainly comprised of loans to small and mid-sized companies. Previously, loan loss allowance in this category of loans was mainly determined by the number of days a loan was past-due. Currently, provisions are set according to (i) performing status, (ii) if a client has been renegotiated or not, (iii) if a client is a new client or an existing client, and (iv) if the client has collateral in connection with the loan. The total impact of this change on loan loss reserves was Ch$16,560 million in 2011.

Charge-offs in 2011 increased 8.9% compared to 2010, totaling Ch$97,883 million. This increase was mainly due to a 61.7% rise in charge-offs in commercial loans in the same period, led by greater charge-offs in the SME and middle-market segments. Consumer loan charge-offs decreased 17.4% in 2011 compared to 2010 and charge-offs in residential mortgage loans decreased 12.2% in the same period.

Recoveries on loans previously charged-off increased by 17.5% in 2011 compared to 2010. This was due to the 1,061.6% increase in residential mortgage loan loss recoveries, which was a direct result of a one-time recovery of Ch$14,390 million in the residential mortgage portfolio.

As a result of the factors mentioned above, net operating profit decreased 3.9% in 2011 compared to 2010 and totaled Ch$1,046,945 million.

Operating expenses increased 13.7% in 2011 compared to the corresponding period in 2010. Personnel salaries and expenses increased by 12.1% mainly due to higher headcount, as well as higher severance payments. Administrative expenses increased 13.2%. The main reasons for this rise in administrative expenses were: (i) the 18.3% rise in branch rental expenses to Ch$22,337 million in 2011 due to the Bank having sold branches in 2010 and 2011 and these branches then being rented to us and (ii) greater business activity, as well as the expenses related to IT projects being carried out to improve productivity. Our efficiency ratio was 41.5% in 2011 compared to 37.0% in 2010.

Other operating expenses were Ch$64,208 million in 2011, a 41.4% increase compared to 2010. The increase in other operating expenses was mainly due to: (i) higher provisions for repossessed assets, which totaled Ch$10,050 million in 2011 and increased 179.6% from Ch$3,594 million in 2010; (ii) provisions for contingencies, which totaled Ch$8,144 million in 2011 and increased 950.9% from Ch$775 million in 2010 and which were mainly provisions set aside for possible non-credit contingencies such as tax, legal and labor contingencies and other non-specific provisions; and (iii) other expenses, which increased 50.4% mainly as a result of a 104.1% rise in operational charge-offs related to ATMs and other equipment that was damaged or vandalized in 2011. This was offset by lower earthquake related expenses, lower expenses related to repossessed assets and lower credit card expenses.

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

Net interest income

	Year ended December 31,			% Change	% Change
	2012	2011	2010	2012/2011	2011/2010
	(in millions of Ch$, except percentages)
Individuals (Commercial banking)	497,802	453,139	426,558	9.9%	6.2%
Individuals (Santander Banefe)	123,168	117,154	106,942	5.1%	9.5%
Small and mid-sized companies	234,012	207,008	192,825	13.0%	7.4%
Institutional	28,466	26,856	19,675	6.0%	36.5%
Companies	148,433	140,818	126,936	5.4%	10.9%
Total commercial banking	1,031,881	944,975	872,936	9.2%	8.3%

	Year ended December 31,			% Change	% Change
	2012	2011	2010	2012/2011	2011/2010
	(in millions of Ch$, except percentages)
Global banking & markets	57,591	48,942	60,164	17.7%	(18.7%)
Other (1)	(46,738)	(21,617)	6,619	116.2%	–%
Net interest income	1,042,734	972,300	939,719	7.2%	3.5%
Average interest-earning assets	21,620,090	20,355,039	17,479,483	4.7%	16.5%
Average non-interest-bearing demand deposits	4,177,432	3,575,544	3,152,513	9.7%	13.4%
Net interest margin (2)	4.8%	4.8%	5.4%
Average shareholders’ equity and average non-interest-bearing demand deposits to total average interest-earning assets	29.4%	27.4%	28.1%

(1)	Consists mainly of net interest income from the Financial Management Division and the cost of funding our fixed income trading portfolio. Each segment obtains funding from its clients. Any surplus deposits are transferred to the Financial Management Division, which in turn makes such excess available to other areas that need funding. The Financial Management Division also sells the funds it obtains in the institutional funding market at a transfer price equal to the market price of the funds.

(2)	Net interest margin is net interest income divided by average interest-earning assets.

For the years ended December 31, 2012 and 2011. Our net interest income totaled Ch$1,042,734 million in the year ended December 31, 2012, an increase of 7.2% from Ch$972,300 million in 2011. Average interest earning assets increased 6.2% in the same period, driven mainly by lending to Companies, SME and Global banking & markets. Net interest margin in 2012 was 4.8% compared to 4.8% in 2011. Net interest margins were positively affected by the average nominal rate we earned on our non-inflation linked interest earning assets. This was mainly due to a stricter pricing policy on our loans. This was partially offset by the lower yield earned on UF interest earning assets, which decreased from 8.4% in 2011 to 7.1% in 2012, mainly due to lower UF inflation in the year.

Average nominal rate earned on interest earning assets	2012	2011
Ch$	12.2%	11.2%
UF	7.1%	8.4%
Foreign currencies	2.0%	0.8%
Total	8.8%	8.7%

The Bank’s funding mix also improved in 2012. The average rate paid on our interest bearing liabilities increased from 5.1% in 2011 to 5.3% in 2012, but average non-interest bearing demand deposits to total average interest earning assets increased from 27.4% in 2011 to 29.4% in 2012. Average non-interest bearing demand deposits increased 16.8% in 2012 compared to 2011 and totaled Ch$4,177,432 million.

The changes in net interest income by sub-segment in 2012 as compared to 2011 were as follows:

—

Net interest income from Individuals in Commercial banking increased 9.9%, mainly as a result of the 5.2% increase in loan volumes in this sub-segment and higher loan yields as a direct result of a stricter pricing policy enforced in this sub-segment. This was also due to an improved funding mix.

—

Net interest income from Individuals in Santander Banefe increased 5.1%, mainly as a result of higher loan prices, partially offset by the 0.7% decrease in loan volumes as a result of the Bank’s more conservative stance regarding loan growth in this segment.

—	Net interest income from Small and mid-sized companies increased 13.0%, mainly as a result of the 10.8% increase in loans to this sub-segment and an improved funding mix.

—

Net interest income from Companies increased 5.4%, mainly as a result of the 11.5% increase in loans to this sub-segment due to the positive evolution of the Chilean economy. This was partially offset by increased competition in this sub-segment, which lowered loan yields, but this sub-segment has a less risky loan profile, which was a focus of the Bank in 2012 given the increase in risk in the Individuals sub-segment.

—

Loans in the Global banking and markets segment increased 24.3% in 2012 compared to 2011, which led to a 17.7% increase in net interest income in this segment. Net interest income from the Global banking and markets segment decreased 18.7% in the same period as a result of this loan growth driven by a favorable economic environment, but offset by increased price competition.

—

Other net interest income consists mainly of net interest income from the available for sale investment portfolio and deposits in the Central Bank and the financial cost of supporting our cash position and investment portfolio for trading, the interest income from which is recognized as net income from financial operations and not interest income. The net interest income included as “other” totaled a loss of Ch$46,738 million in 2012 compared to a loss of Ch$21,617 million in 2011. Despite a similar result from hedging, the lower UF inflation rate negatively affected net interest income from this segment. At the same time, in 2012, the Bank reduced its excess cash position, especially in the second half of 2012 as international markets stabilized, which resulted in lower financial investment income. This was mainly executed by pre-paying the Bank’s more expensive interest bearing liabilities such as some bonds and foreign bank borrowings.

The following table shows our balances of loans and accounts receivable from customers and interbank loans by segment and sub-segment at the dates indicated.

	As of December 31,			% Change	% Change
Loans by segment	2012	2011	2010	2012/2011	2011/2010
	(in millions of Ch$)
Individuals (Commercial banking)	8,924,389	8,484,493	7,664,070	5.2%	10.7%
Individuals (Santander Banefe)	799,412	804,852	714,899	(0.7%)	12.6%
Small and mid-sized companies	2,836,695	2,560,736	2,373,360	10.8%	7.9%
Institutional	356,465	355,199	332,150	0.4%	6.9%
Companies	4,072,191	3,650,709	3,286,920	11.5%	11.1%
Total Commercial banking	16,989,152	15,855,989	14,371,399	7.1%	10.3%
Global banking & markets	1,858,116	1,494,752	1,293,221	24.3%	15.6%
Other	119,384	84,041	62,662	42.1%	34.1%
Total loans(1)	18,966,652	17,434,782	15,727,282	8.8%	10.9%

(1)	Includes interbank loans.

For the years ended December 31, 2011 and 2010. Our net interest income totaled Ch$972,300 million in the year ended December 31, 2011, an increase of 3.5% from Ch$939,719 million in 2010. Average interest earning assets increased 16.5% in the same period, driven mainly by lending to individuals, companies and the global banking and markets segment. Net interest margin in 2011 was 4.8% compared to 5.4% in 2010. Net interest margins were negatively affected by the rise in average short-term interest rates. As interest-bearing liabilities generally have shorter terms than interest-earning assets, a rise in short-term rates has a negative effect on our margins. The average nominal rate we paid on our peso-denominated interest-bearing liabilities was 6.3% in 2011 compared to 2.7% in 2010. The average nominal rate we paid on our peso-denominated time deposits was 5.6% in 2011 compared to 2.3% in 2010. As a result, interest expense in 2011 increased 68.3% compared to interest expense in 2010.

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

The changes in net interest income by segment and sub-segment in 2011 as compared to 2010 were as follows:

—

Net interest income from Individuals in Commercial banking increased 6.2%, mainly as a result of the 10.7% increase in loan volumes in this sub-segment. This was partially offset by higher funding costs due to the rising short-term interest rates throughout 2011.

—

Net interest income from Individuals in Santander Banefe increased 9.5%, mainly as a result of the 12.6% increase in loan volumes in this sub-segment. This was partially offset by higher funding costs due to the rising short-term interest rates throughout 2011.

—

Net interest income from Small and mid-sized companies increased 7.4% mainly as a result of the 7.9% increase in loans to this sub-segment. This was partially offset by the increase in average short-term interest rates, which affected funding costs.

—

Net interest income from the Companies sub-segment increased 10.9%, mainly as a result of the 11.1% increase in loans to this segment due to the positive evolution of the economy. This was partially offset by the rise in funding costs.

—

Loans in the Global banking and markets segment increased 15.6% in 2011 compared to 2010. Net interest income from the Global banking and markets segment decreased 18.7% in the same period. This was mainly due to the higher short-term interest rates that affected funding costs and lower loan spreads due to competitive pressures.

—

Other net interest income consists mainly of net interest income from the available for sale investment portfolio and deposits in the Central Bank and the financial cost of supporting our cash position and investment portfolio for trading, the interest income from which is recognized as net income from financial operations and not interest income. The net interest income included as “Other” totaled a loss of Ch$21,617 million in 2011 compared to a gain of Ch$6,619 million in 2010. As short-term interest rates increased, the financial cost of maintaining these lower yielding assets rose. Simultaneously, the yield obtained on low yielding assets did not rise as the Bank increased its short-term liquidity as a proactive measure given the uncertainty surrounding global financial markets since the second quarter of 2011. The nominal rate earned on the Bank’s financial investments decreased from 3.2% in 2010 to 2.5% in 2011. This segment’s results also reflect the impact of higher funding costs to finance the Bank’s financial investments and cash position.

Fee and commission income

For the years ended December 31, 2012 and 2011. Net fees and commission income decreased 2.6% to Ch$270,572 million in the twelve-month period ended December 31, 2012 compared to the same period in 2011. In 2012, the Bank executed a profound overhaul of its Client Relationship Management (CRM) systems and other changes to its commercial team front-office functions. The Bank expects this to improve productivity in the future, but in the short-term this caused some disruptions in business activity due to training and other factors, which negatively affected fee income in Commercial banking. At the same time, the Bank modified its admission policies for loan origination, which resulted in lower business activity and client growth, especially in individuals. Finally, the negative effects of the creation of the SERNAC Financiero increased the difficulty of rising fees. See “Item 3. Key Information—D. Risk Factors—“Chile’s banking regulatory and capital markets environment is continually evolving and may change.”

The following table sets forth certain components of our income from services (net of fees paid to third parties directly connected to providing those services, principally fees relating to credit card processing and ATM network administration) in the years ended December 31, 2012, 2011 and 2010.

	Year ended December 31,			% Change	% Change
	2012	2011	2010	2012/2011	2011/2010
	(in millions of Ch$)
Collections	56,472	61,803	60,136	(8.6%)	2.8%
Credit, debit and ATM cards	53,934	59,525	55,899	(9.4%)	6.5%
Asset management	33,414	37,618	39,952	(11.2%)	(5.8%)
Insurance brokerage	32,499	34,066	32,783	(4.6%)	3.9%
Checking accounts	28,755	28,725	27,011	0.1%	6.3%
Letters of credit	28,523	24,388	22,852	17.0%	6.7%
Custody and brokerage services	9,585	10,517	9,101	(8.9%)	15.6%
Lines of credit	9,296	11,602	15,603	(19.9%)	(25.6%)
Office banking	1,481	2,267	1,832	(34.7%)	23.7%
Other fees	16,613	7,325	(1,587)	126.8%	-%
Total fees and commission income, net	270,572	277,836	263,582	(2.6%)	5.4%

Fees from collections decreased by 8.6% in 2012 compared to 2011. This was mainly due to a 19.6% decrease of insurance premiums for loan related insurance as loan origination, especially residential mortgage loan origination, decelerated in 2012. At the same time, in July 2012, new regulations regarding the sale of mandatory insurance for loans was introduced. This affected some of our competitor’s insurance rates offered in connection with mortgage loans (mainly fire, earthquake and life), thus impacting the profitability of our mortgage insurance products due to competitive pressures. This was offset by the 23.2% increase of loan collections fees that totaled Ch$18,666 million, which is a direct result of the Bank’s efforts to strengthen its collection efforts.

Fees from credit, debit and ATM cards decreased by 9.4%, reflecting the reduction of clients in the Bank’s Santander Banefe sub-segment, as the Bank reduced its exposure to clients with unhealthy financial behavior. This had a negative impact on certain fees, specifically credit card, checking account and line of credit fees, but the Bank expects this to have a positive impact on asset quality in this segment in future periods. In 2012, the Bank, generated 31.6% of all bank monetary purchases.

Fees from our asset management business decreased 11.2% in 2012 compared to 2011. Total funds under management increased 7.3% in 2012 and totaled Ch$3,155,557 million (U.S.$6.6 billion), but this rise was mainly concentrated in low-yielding fixed income funds, while funds under management in higher-yielding emerging market equity funds fell during the year.

Insurance brokerage fees decreased by 4.6% in 2012. This was mainly due to lower business volumes in our insurance brokerage subsidiary.

Fees from checking accounts increased 0.1% in 2012 compared to 2011. This increase was due to the 3.7% increase in total checking accounts to 743,450 in 2012, partially offset by competitive pressures on checking account maintenance fees and increased restrictions on the increase of fees following the creation of the SERNAC Financiero.

Fees from letters of credit and other contingent operations increased 17.0% in 2012. This decrease was mainly due to positive performance of our international and foreign trade financing businesses with clients.

Brokerage and custody fees decreased 8.9% in 2012 as compared to 2011. This increase was primarily due to a fall in volumes brokered by our brokerage unit following several large one-time transactions executed in 2011 and not repeated in 2012.

Fees from lines of credit decreased 19.9% in 2012 compared to 2011. This decrease was mainly due to a decrease in lines of credit as the Bank reduced its exposure to clients with unhealthy financial behavior, though the Bank expects this to have a positive impact on asset quality in the Individuals sub-segment in future periods. The decrease was also due to increased restrictions on the increase of fees following the creation of the SERNAC Financiero.

Fees from office banking decreased 34.7% in 2012 compared to 2011, as despite an increase in usage of online banking on behalf of companies, the Bank discounted the price of this product in order to attract cash management and demand deposits from clients.

The rise in other fee income of 126.8% in 2012 compared to 2011 was mainly due to higher fees in our Companies, SMES and Institutional business sub-segments as the Bank focused on increasing banking services and activities with these clients. Fees from foreign currency operations increased 13.0% compared to 2011 and totaled Ch$3,235 million. Financial advisory services fees increased 28.2% compared to 2011 to Ch$5,810 million and other net corporate service fees increased 650.7% compared to 2011 to Ch$7,936 million, due to several investment banking transactions performed in 2012.

The following table sets forth, for the periods indicated our fee income broken down by segment and sub-segment for the periods indicated:

	Year ended December 31,			% Change	% Change
	2012	2011	2010	2012/2011	2011/2010
	(in millions of Ch$)
Individuals (Commercial banking)	140,430	149,970	159,708	(6.4%)	(6.1%)
Individuals (Santander Banefe)	33,853	37,206	32,133	(9.0%)	15.8%
Small and mid-sized companies	39,024	38,274	34,460	2.0%	11.1%
Institutional	2,466	1,831	2,452	34.7%	(25.3%)
Companies	25,836	24,310	20,215	6.3%	20.3%
Total commercial banking	241,609	251,591	248,968	(4.0%)	1.1%
Global banking and markets	26,315	31,908	23,173	(17.5%)	37.7%
Other	2,648	(5,663)	(8,559)	-%	(33.8%)
Total fees and commission income, net	270,572	277,836	263,582	(2.6%)	5.4%

Fees from Individuals in Commercial banking decreased 6.4% in 2012 compared to 2011. Fees from Individuals in Santander Banefe decreased 9.0% in 2012 compared to 2011. As mentioned, in 2012, the Bank executed a profound overhaul of its Client Relationship Management (CRM) systems and other changes to its commercial team front-office functions. At the same time, the Bank modified its admission policies for loan origination, which resulted in lower business activity and client growth, especially in individuals. Additionally, these fees were impacted by the SERNAC Financiero’s restrictions on the increase of fees.

The rise in fees by 2.0% in 2012 from Small and mid-sized companies was mainly due to higher business activity in various products and services.

The 34.7% and 6.3% increases in fees in the Institutional and the Companies sub-segments, respectively, reflect the Bank’s increased focus on increasing banking services and activities with these clients in 2012. This included increases in cash management fees, foreign currency operations, financial advisory services and other net corporate service fees.

Fees from the Global banking and markets segment decreased by 17.5%, primarily due to a fall in volumes our brokerage unit and several other large one-time transactions executed in 2011 and not repeated in 2012.

For the years ended December 31, 2011 and 2010. Net fees and commission income increased 5.4% to Ch$277,836 million in the twelve-month period ended December 31, 2011 compared to the same period in 2010.

Fees in the Companies segment increased by 20.3% in 2011 compared to 2010, mainly as a result of the rise in office banking fees as more clients used the on-line banking service.

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

The rise in fees by 11.1% from Small and mid-sized companies was mainly due to higher fees from our office banking, brokerage and custody and foreign trade related businesses.

Fees from the Institutional segment decreased 25.3% in 2011 compared to 2010 primarily as a result of lower business activity with universities.

Fees from the Global banking and markets segment increased by 37.7% in 2011 compared to 2010, mainly as a result of an increase in fees from investment banking activities, advisory services and brokerage services.

Financial transactions, net

The following table sets forth information regarding our income (loss) from financial transactions for the years ended December 31, 2012, 2011 and 2010.

	Year ended December 31,			% Change	% Change
	2012	2011	2010	2012/2011	2011/2010
	(in millions of Ch$)
Net income from financial operations	(64,079)	170,857	38,755	-%	340.9%
Foreign exchange profit (loss), net	146,378	(76,660)	57,233	-%	-%
Total financial transactions, net	82,299	94,197	95,988	(12.6%)	(1.9%)

For the years ended December 31, 2012 and 2011. Total financial transactions, net, which is the sum of trading activities, fair value adjustments in our securities portfolio and foreign exchange transactions, totaled Ch$82,299 million in the year ended December 31, 2012, a decrease of 12.6% compared to the same period in 2011. These results include the results of our Treasury Division’s trading business and financial transactions with customers, as well the results of our Financial Management Division.

Net income from financial operations was a loss of Ch$64,079 million in 2012 compared to a gain of Ch$170,857 million in the corresponding period in 2011. In 2012, the Chilean peso appreciated 8.2%, compared to an 11.3% depreciation in 2011. This explains the difference in results from derivatives classified as trading, which totaled a loss of Ch$104,344 million in 2012 compared to a gain of Ch$116,877 million in 2011. Derivatives are mainly composed of forward and swap contracts that hedge our spot position in foreign currency. Our spot position includes all assets and liabilities in foreign currency and assets and liabilities in Ch$ linked to U.S.$ that are not derivatives. For more details, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk—E. Market Risks—Market risk management— Market risk – local and foreign financial management.” As the Chilean peso appreciates, we usually record a low or negative result from the fair value of derivatives held for trading. As the Chilean peso depreciates, we usually record a high result from the fair value of derivatives held for trading. This is offset by foreign exchange transaction results, which include the mark-to-market of our spot foreign currency position, net of hedge-accounted derivatives.

	Year ended December 31,			% Change	% Change
	2012	2011	2010	2012/2011	2011/2010
	(in millions of Ch$)
Derivatives classified as trading	(104,344)	116,877	3,598	-%	3,148.4%
Trading investments	36,338	38,819	31,058	(6.4%)	25.0%
Sale of loans	4,835	9,692	12,397	(50.1%)	(21.8%)
Available-for-sale instruments sales	(1,764)	(3,356)	(8,319)	(47.4%)	(59.7%)
Other results	856	8,825	21	(90.3%)	41,923.8%
Net income (loss) from financial operations	(64,079)	170,857	38,755	-%	340.9%

The lower results from trading investments are mainly due to lower interest income from this portfolio, as 94% of the assets in the portfolio are denominated in UFs and, therefore, when inflation decelerated in 2012, interest income from these assets decreased. The negative result from the available for sale portfolio is mainly due to higher long-term interest rates, which have a negative impact on the realized losses of these financial investments. The interest income from the available for sale portfolio is recorded as net interest income and interest income from the trading portfolio is recorded as income in net income from financial operations.

The income from the sale of loans totaled Ch$4,835 million in 2012 compared to Ch$9,692 million in 2011, mainly as a result of lower gains from the sale of loans that have been previously charged-off. The Bank has refocused its collection efforts from selling charged-off loans to in-house collection efforts. These loans were sold to various non-related collection companies and asset managers.

The decrease in other results was mainly due to the gain in 2011 of Ch$5,705 million recorded from the sale of all of the Bank’s shares in Visa Inc, which was included in other results in 2011.

	Year ended December 31,			% Change	% Change
	2012	2011	2010	2012/2011	2011/2010
	(in millions of Ch$)
Net profit or loss from foreign currency exchange differences	270,990	(257,986)	273,997	-%	-%
Hedge-accounting derivatives	(120,610)	177,553	(215,721)	-%	-%
Translation gains and losses over assets and liabilities indexed to foreign currencies, net	(4,002)	3,773	(1,043)	-%	-%
Net results from foreign exchange profit (loss)	146,378	(76,660)	57,233	-%	-%

The net result from foreign exchange transactions totaled a gain of Ch$146,378 million in 2012 compared to a loss of Ch$76,660 million in 2011, due to the appreciation of the peso in 2012 compared to a depreciation in 2011. Foreign currency exchange differences totaled a net gain of Ch$270,990 million in 2012 compared to a loss of Ch$257,986 million in 2011. This increase was mainly the result of the appreciation of the Chilean peso against the U.S. dollar in 2012 compared to a depreciation in 2011. The effects on net income from the change in value of our spot foreign currency position are generally positive if the peso appreciates and negative if the peso depreciates as our spot funding base in foreign currency is larger than our spot asset position in foreign currency. This increase was largely offset by the fair value of foreign exchange derivatives in net gains from trading and fair value, as described above in connection with net income from financial operations. The derivatives included in this line item are mainly cross-currency swaps that hedge the interest rate risk of bonds issued abroad. Excluding interest rate and other derivatives that qualify for hedge accounting, the conversion and fair value of foreign currency derivatives are for the most part recognized as a gain or loss in the net results from fair value and trading and not as foreign exchange transactions. This distorts the results from fair value and trading and foreign exchange transactions. In order to more easily compare the results from financial transactions, net, we present the following table that separates the results by line of business.

	Year ended December 31,			% Change
	2012	2011	2010	2012/2011	2011/2010
	(in millions of Ch$)
Santander Global Connect	52,703	62,625	54,472	(15.8%)	15.0%
Market-making with clients	34,991	25,930	23,837	34.9%	8.8%
Client treasury services	87,694	88,555	78,309	(1.0%)	13.1%
Sale of loans and charged-off loans	4,835	9,692	12,397	(50.1%)	(21.8%)
Proprietary trading	8,213	16,022	5,879	(48.7%)	172.5%
Financial Management Division (1)	(18,443)	(20,072)	(597)	(8.1%)	3,262.1%
Non-client treasury income (loss)	(5,395)	5,642	17,679	-%	(68.1%)
Total financial transactions, net	82,299	94,197	95,988	(12.6%)	(1.9%)

(1) The Financial Management Division manages the structural interest rate risk, the structural position in inflation-indexed assets and liabilities, capital requirements and liquidity levels. The aim of the Financial Management Division is to provide stability and continuity in our net interest income from commercial activities, and to ensure that we comply with internal and regulatory limits regarding liquidity, regulatory capital, reserve requirements and market risk.

Client treasury services decreased 1.0% in 2012 compared to 2011 and represented the majority of our financial transaction income. The results from Santander Global Connect and market-making mainly include the results from the sale of derivatives, foreign exchange and fixed income instruments to our client base. In 2012, the results from Santander Global Connect decreased 15.8% as 2011 figures included large one-time transactions that were not repeated in 2012 in the Global banking and markets segment. The results from market-making with client services increased 34.9% in 2012, mainly due to growth in tailor-made treasury services sold to specific corporate clients. These results may vary year-to-year as some large operations with corporate clients may not be repeated in subsequent years.

The results from non-client treasury income totaled a loss of Ch$5,395 million in 2012 compared to a gain of Ch$5,642 million in 2011. The non-client treasury figures in 2011 included larger gains from the sale of loans compared to 2012 and the one-time gain recorded from the sale of shares in Visa Inc. Additionally, in 2012, the Bank reduced its involvement in proprietary trading activities, as this is not a core business unit.

Finally, in 2012, the net results of our Financial Management Division were negative, since the Bank has more liabilities denominated in foreign currency than assets. These principally U.S. dollar-denominated liabilities are hedged through derivatives (short term foreign currency swaps) with minimal foreign currency exposure, but due to the existence of a short term interest rate differential between U.S. dollars and Chilean pesos, this produces a financial cost registered in financial transactions, net. This higher cost is partially offset by net interest income where the interest earned on the higher-yielding peso- or UF-denominated asset is recorded and the interest expense of the lower-yielding U.S.$-denominated liabilities is also recorded.

For the years ended December 31, 2011 and 2010. Total financial transactions, net, which is the sum of trading activities, fair value adjustments in our securities portfolio and foreign exchange transactions, totaled Ch$94,197 million in the year ended December 31, 2011, a decrease of 1.9% compared to the same period in 2010. These results include the results of our Treasury Division’s trading business and financial transactions with customers, as well the results of our Financial Management Division.

Net income from financial operations was Ch$170,857 million in 2011 compared to Ch$38,755 million in the corresponding period in 2010. In 2011, the Chilean peso depreciated 11.3% compared to a 7.5% appreciation in 2010. This was partially due to the increase from derivatives classified as trading, which totaled Ch$116,877 million in 2011 compared to Ch$3,598 million in 2010. Derivatives are mainly composed of forwards and swap contracts that hedge our spot position in foreign currency. Our spot position includes all assets and liabilities in foreign currency and in Ch$ linked to U.S.$ that are not derivatives. For more details, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk—D. Market risk management—Market risk—local and foreign financial management.” As the Chilean peso appreciates, we usually experience a low or negative result from the fair value of derivatives held for trading. As the Chilean peso depreciates, we usually experience a high result from the fair value of derivatives held for trading. This increase was offset by foreign exchange transaction results, which include the mark-to-market of our spot foreign currency position.

The income from the sale of loans totaled Ch$9,692 million in 2011 and decreased 21.8% compared to Ch$12,397 million in 2010, mainly as a result of lower gains from the sale of loans that have been previously charged-off. These loans were sold to various non-related collection companies and asset managers.

The higher results from trading investments are mainly due to higher interest income from this portfolio, as 67% of these assets are denominated in UFs and, therefore, when inflation rises, interest income from these assets increases. The negative result from the available for sale portfolio is mainly due to higher interest rates, which has a negative impact on the realized losses of these financial investments. The interest income from the available for sale portfolio is recorded as net interest income and interest income from the trading portfolio is recorded as income in net income from financial operations.

In 2011, we also recorded a gain of Ch$5,705 million from the sale of all of the Bank’s shares in Visa Inc., included in other results.

The net result from foreign exchange transactions totaled a loss of Ch$76,660 million in 2011 compared to a gain of Ch$57,233 million in 2010. Foreign currency exchange differences totaled a net loss of Ch$257,986 million in 2011 compared to a gain of Ch$273,997 million in 2010. This decrease was mainly the result of the depreciation of the Chilean peso against the U.S. dollar in 2011 compared to an appreciation in 2010. The effects on net income from the change in value of our spot foreign currency position are generally negative if the peso depreciates as our spot funding base in foreign currency is larger than our spot asset position in foreign currency. This decrease was largely offset by the fair value of foreign exchange derivatives in net gains from trading and fair value as described above in net income from financial operations. The derivatives included in this line item are mainly cross-currency swaps that hedge the interest rate risk of bonds issued abroad. Excluding interest rate and other derivatives that qualify for hedge accounting, the conversion and fair value of foreign currency derivatives are for the most part recognized as a gain or loss in the net results from fair value and trading and not as foreign exchange transactions. This distorts the results from fair value and trading and foreign exchange transactions. In order to more easily compare the results from financial transactions, net, we presented above a table separating the results by line of business.

Client treasury services increased 13.1% in 2011 compared to 2010. The results from Santander Global Connect and market-making mainly include the results from the sale of derivatives, foreign exchange and fixed income instruments to our client base. In 2011, the results from Santander Global Connect increased 15.0%. The results from market-making with client services increased 8.8% in 2011, mainly due to growth in tailor-made treasury services sold to specific corporate clients.

The results from non-client treasury income totaled a gain of Ch$5,642 million in 2011 and decreased 68.1% compared to 2010. Throughout 2011, the Bank maintained above-average levels of liquidity, part of which was generated from U.S.$-denominated liabilities, as a conservative measure given the uncertainty surrounding global financial markets. These dollar liabilities were hedged through derivatives (short term foreign currency swaps), but as the short-term interest rate differential between U.S. dollars and Chilean pesos increased, this produced a higher cost recorded in financial transactions, net. This higher cost was partially offset by net interest income where the interest earned on the short-term liquid asset was recorded and the interest expense of the U.S.$-denominated liabilities are also recorded. This explains the higher net loss recorded from our Financial Management Division. At the same time, the Bank recorded lower gains from the sale of loans and better results from proprietary trading.

Other operating income

	Year ended December 31,			% Change	% Change
	2012	2011	2010	2012/2011	2011/2010
	(In millions of Ch$)
Income from assets received in lieu of payment	2,654	5,629	1,556	(52.9%)	261.8%
Net results from sale of investment in other companies	599	-	-	100.0%	-%
Operational leases	142	305	117	(53.4%)	160.7%
Gain on sale of Bank property, plant and equipment	9,194	11,863	31,246	(22.5%)	(62.0%)
Recovery of generic provisions for contingencies	-	-	7,040	-%	(100.0%)
Insurance coverage for earthquake	262	437	3,175	(40.0%)	(86.2%)
Other	254	515	474	(50.7%)	8.6%
Sub-total other income	9,852	13,120	42,052	(24.9%)	(68.8%)
Total other operating income	13,105	18,749	43,608	(30.1%)	(57.0%)

For the years ended December 31, 2012 and 2011. Total other operating income totaled a gain of Ch$13,105 million in the year ended December 31, 2012, a 30.1% decrease from the corresponding period in 2011. The main reasons for this decrease were the lower gains from income from assets received in lieu of payments and lower income from the sale of branches. In 2012, the Bank sold eight branches, compared to 17 in 2011, and thus recorded a lower gain from the sale of these offices. Branches are risk weighted at 100% and, therefore, from a regulatory capital perspective, it is more efficient to rent them than to own them.

	Number of branches	Book value	Selling price	Profit
	(Ch$ millions)
As of December 31, 2012	17	6,357	14,921	8,564
As of December 31, 2011	8	6,237	17,330	11,093

The decrease was partially offset by the Ch$ 599 million profit recognized from the sale of 7.5% of the Bank’s shares in Transbank S.A. to Banco BBVA. Transbank is the main credit card processor in Chile.

For the years ended December 31, 2011 and 2010. Total other operating income totaled a gain of Ch$18,749 million in the year ended December 31, 2011, a 57.0% decrease from the corresponding period in 2010.

The main reason for this decrease was that in 2010, the Bank sold 43 branches and two buildings for a gain of Ch$31,246 million, which was recognized as income from the sale of property, plant and equipment. These branches are now rented to us. The Bank did not finance this acquisition and the acquirers were unrelated parties. In 2011, the Bank sold only 8 branches, which it now rents.

Gains from the recovery of provisions not related to any specific risk and non-credit contingencies, such as legal and tax contingencies, decreased to Ch$0 in 2011 compared to Ch$7,040 million in 2010. Gains from the recovery of provisions for contingencies in 2010 increased in 2011, mainly due to the reversal of provisions recognized in the early part of 2010 in anticipation of the potential negative impact of various events such as the February 2010 earthquake and tsunami and changes in our collective bargaining agreements; these negative impacts did not materialize to the extent initially estimated.

The Bank also recognized lower insurance claims in 2011 from earthquake damage to branches and other installations. In 2011, these claims totaled Ch$437 million compared to Ch$3,175 million in 2010.

Provision for loan losses

The following table sets forth, for the periods indicated, certain information relating to our provision for loan losses.

	Year ended December 31,			% Change	% Change
	2012	2011	2010	2012/2011	2011/2010
	(in millions of Ch$)
Provision for loan losses	(286,297)	(254,079)	(194,535)	12.7%	30.6%
Charge-offs (1)	(150,410)	(97,883)	(89,859)	53.7%	8.9%
Recoveries on loans previously charged-off	33,015	35,825	30,479	(7.8%)	17.5%
Provision for loan losses, net	(403,692)	(316,137)	(253,915)	27.7%	24.5%
Year end loans (2)	18,966,652	17,434,782	15,727,282	8.8%	10.9%
Non-performing loans (3)	597,767	511,357	416,739	16.9%	22.7%
Impaired loans (4)	1,338,137	1,323,355	1,480,476	1.1%	(10.6%)
Allowance for loan losses (5)	550,048	488,468	425,447	12.6%	14.8%
Impaired loans / Year end loans (4)	7.06%	7.59%	9.41%
Non-performing loans / Year end loans (3)	3.15%	2.93%	2.65%
Allowances for loan losses / Total loans	2.90%	2.80%	2.71%
Coverage ratio non-performing loans (6)	92.02%	95.52%	102.09%

(1)	Charge-offs are net of the reversal of allowances for loan losses previously established on the loans charged off during the period.

(2)	Includes Ch$69,726 million in 2010, Ch$87,688 million in 2011 and Ch$90,573 million in 2012 in interbank loans.

(3)	Non-performing loans include the aggregate unpaid principal and accrued but unpaid interest on all loans with at least one installment at least 90 days past-due.

(4)	For 2010, impaired loans include: (A) for loans whose allowance is determined on an individual basis, (i) all loans to a debtor that are rated C1 through D2 and (ii) total loans to single debtors with a loan that is non-performing; and (B) for loans whose loan loss allowance is determined on a group basis, (i) total loans to a debtor, when a loan to that debtor is non-performing or has been renegotiated, excluding performing residential mortgage loans and (ii) if the loan that is non-performing or renegotiated is a residential mortgage loan, all loans to that debtor. For 2011 and 2012, impaired loans include: (A) for loans whose allowance is determined on an individual basis, (i) all loans to a debtor that are rated B3 and B4 and all deteriorated debtors and (ii) total loans to single debtors with a loan that is non-performing; and (B) for loans whose loan loss allowance is determined on a group basis, (i) total loans to a debtor, when a loan to that debtor is non-performing or has been renegotiated, excluding performing residential mortgage loans, and (ii) if the loan that is non-performing or renegotiated is a residential mortgage loan all loans to that debtor. See “Note 10—Loans and Accounts Receivables from Customers” of the Audited Consolidated Financial Statements. Renegotiated loans, on which payments are not past-due, are not ordinarily classified as non-performing loans, but do not accrue interest.

(5)	Includes Ch$54 million in 2010, Ch$11 million in 2011 and Ch$159 million in 2012 in allowance for loan losses for interbank loans.

(6)	Calculated as allowance for loan losses divided by non-performing loans.

For the years ended December 31, 2012 and 2011. Provisions for loan losses, net of recoveries totaled Ch$393,264 million in 2012 and increased 24.4% compared to the amount of provisions recorded in 2011.

Provision for loan losses, which includes the full amount of provisions recognized as a result of loan growth and change in risk classification, totaled Ch$286,297 million in 2012 and increased 12.7% from 2011. The following table breaks down provision for loans losses by loan product for the years ended December 31, 2012, 2011 and 2010.

				% Change
	2012	2011	2010	2012/2011	2011/2010
	(in millions of Ch$)
Interbank loans	(148)	43	(12)	-%	-%
Commercial loans	(78,174)	(77,205)	(61,836)	1.3%	24.9%
Mortgage loans	(3,292)	(19,761)	(6,353)	(83.3%)	211.0%
Consumer loans	(201,136)	(159,303)	(124,775)	26.3%	27.7%
Contingent loans	(3,547)	2,147	(1,559)	-%	-%
Total	(286,297)	(254,079)	(194,535)	12.7%	30.6%

(1)	Provisions established and reversed as a result of variations of the loan portfolio and change in credit risk classification of loans.

Provisions established for the Bank’s consumer loans increased by 26.3% to Ch$201,136 million in 2012 compared to 2011. In June 2012, the Bank updated its allowance model for consumer loans, which mainly impacted the provisions established for renegotiated loans, and resulted in a provision of Ch$24,753 million. Before the June 2012 allowance model update, estimated loss rates were established by the historical behavior of charge-offs net of recoveries for each risk profile. This methodology only considered historical charge-off data for each specific profile and did not include the use of any other statistical information. Since June 2012, the loss rate has been estimated as the product of the Probability of Non-Performance (PNP) and Severity (SEV). PNP and SEV have been established according to the historical behavior of the profiles, and take into account a wider range of variables. See “Item 5. Operating and Financial Review and Prospects—F. Selected Statistical Information-Classification of Loan Portfolio—Classification of Loan Portfolio-Loans analyzed on a group basis—Allowances for consumer loans.”

Other external factors also affected provisions and charge-offs for consumer loans in 2012. In May 2011, Chile’s third-largest department store retailer, La Polar, experienced serious financial difficulties as a result of previously undisclosed and unsound credit practices that were made public once the financial situation of the firm was no longer sustainable. As was the case with other Chilean department stores, La Polar managed its own private label credit card business, which was fully integrated with its retail functions. In Chile, approximately 30-40% of all consumer loans are originated by non-bank entities, competing directly with our Santander Banefe segment. This event resulted in an increase in 2012 in the default rates in the consumer loan industry as banks and non-bank lenders simultaneously tightened credit policies, making credit less available to clients in this segment.

Additionally, this event also was an important trigger for the passage of the Ley de Dicom. The Dicom database is a privately-run negative credit bureau database that stores an individual’s negative credit history for the past five years. This includes all past-due bank obligations, utilities bills and credit with retailers, bounced checks, past-due student loans and other past-due obligations. In February 2012, this Law was enacted and on a one-time basis, permanently eliminated from the Dicom database clients with negative credit history of Ch$2,400,000 (U.S.$4,800) or less. Before the Ley de Dicom was passed, 4.8 million names were listed in the Dicom database, and after its enactment, 2.3 million names were removed from the database. We estimate that 34% of all names of individuals originally removed from the Dicom database were back on by December 2012, and, therefore, we believe that the level of reliability of the Dicom database will be eventually restored. As of February 2012, the percentage of our loan portfolio to debtors that owed less than U.S.$4,800 was 4%. The enactment of the Ley de Dicom resulted in the removal of the names of 282,047 clients of the Bank from the Dicom negative credit bureau database, or the Dicom database, or 8% of our total clients. This also resulted in greater charge offs and provisions in consumer lending. For more information, please see “Item 3. Key Information—D. Risk Factors—Risks Associated with Our Business—The effectiveness of our credit risk management is affected by the quality and scope of information available in Chile.”

Provision expense for commercial loans increased 1.3% in 2012 compared to 2011. This rise was mainly due to commercial loan growth in the year in the Global banking & markets segment and the Companies and SME sub-segments. This was offset by the update that was performed on the provisioning model for commercial loans analyzed on a group basis in 2011. Before 2011, loan loss allowance for this category of loans was mainly determined by the number of days a loan was past-due. Currently, provisions are set according to (i) performing status, (ii) if a client has been renegotiated or not, (iii) whether the client is a new client or an existing client and (iv) whether the client has collateral in connection with the loan. The total impact of this change on loan loss reserves was Ch$16,560 million in 2011.

Provisions established for mortgage loans decreased 83.3% in 2012 compared to 2011. In June 2011, the Bank modified its provisioning model for residential mortgage loans. As of June 2011, residential mortgage loans are assigned an allowance level based on credit risk profiles, which are determined utilizing a statistical model that considers: (i) a borrower’s credit history, (ii) whether the client is a new client or an existing client, (iii) whether the client is a Bank client or a Banefe client and (iv) whether this client has been renegotiated in the banking system. The total impact of this change on loan loss reserves was Ch$16,258 in 2011.

For a description of the provisions related to our residential mortgage loans and commercial loans analyzed on a group basis, please see “Item 5. Operating and Financial Review and Prospects—F. Selected Statistical Information—Classification of Loan Portfolio—Classification of Loan Portfolio—Loans analyzed on a group basis—Allowances for residential mortgage loans” and “—Loans analyzed on a group basis—Small and mid-sized commercial loans.”

The following table shows charge-offs, net of provisions, by type of loan:

	Charge-offs (1)			% Change
Ch$ millions	2012	2011	2010	2012/2011	2011/2010
Commercial loans	(56,879)	(40,468)	(25,034)	40.6%	61.7%
Mortgage loans	(14,573)	(11,317)	(8,995)	28.8%	25.8%
Consumer loans	(78,958)	(46,098)	(55,830)	71.3%	(17.4%)
Total	(150,410)	(97,883)	(89,859)	53.7%	8.9%

(1)	Charge-offs are net of the reversal of allowances for loan losses previously established on the loans charged off during the period.

Charge-offs increased 53.7% in 2012 compared to 2011, totaling Ch$150,410 million. The ratio of impaired loans to total loans decreased from 7.6% as of December 31, 2011 to 7.1% as of December 31, 2012, as the Bank reduced growth in riskier loan segments, reduced renegotiations and increased charge-offs. Non-performing loans to total loans rose from 2.93% as of December 31, 2011 to 3.15% as of December 31, 2012.

Consumer loan charge-offs increased 71.3% in the year ended December 31, 2012 compared to the corresponding period in 2011. The rise was mainly due to the tightening of renegotiation policies for consumer loans that led to a greater amount of impaired consumer loans entering non-performing status and subsequently being charged-off. The ratio of non-performing consumer loans to total consumer loans rose from 3.6% as of December 31, 2011 to 3.8% as of December 31, 2012. Coverage of consumer non-performing loans was 224.0% as of December 31, 2012 compared to 228.1% as of December 31, 2011. The ratio of impaired consumer loans to total consumer loans decreased from 14.3% as of December 31, 2011 to 12.6% as of December 31, 2012.

The 40.6% rise in commercial loan charge-offs was mainly due to greater charge-offs of SME loans, which has been one of the Bank’s fastest-growing sub-segments, but which is also a higher-risk sub-segment. The rise was also due to various large charge-offs in the Companies sub-segment, which impacted commercial loan charge-offs.

The rise in non-performing commercial loans was mainly concentrated in the SME sub-segment. The ratio of non-performing commercial loans over total commercial loans reached 3.1% as of December 31, 2012 compared to 2.7% as of December 31, 2011. The total SME loan book grew 10.8% in 2012 compared to 2011, with growth focused on lending programs to SMEs guaranteed by the Chilean government. These loans have a higher non-performing ratio compared to our average commercial loan book, but a percentage of these loans are directly backed by the government guarantee program for SMEs and, therefore, require less provisions and coverage. This also explains the reduction in the total coverage ratio of total non-performing loans from 95.5% as of December 31, 2011 to 92.0% as of December 31, 2012. The ratio of impaired commercial loans to total loans reached 6.8% as of December 31, 2012 compared to 7.6% as of December 31, 2011.

Charge-offs in residential mortgage loans increased 28.8% in 2012 compared to 2011 due to a moderate deterioration of asset quality in the lower-income segment of our mortgage portfolio. Non-performing mortgage loans increased 4.5% 2012 compared to 2011 as there has been slight deterioration in asset quality in the mortgage portfolio. The Bank has also restricted renegotiations in this product, leading to greater charge-offs. The ratio of non-performing mortgage loans to total loans reached 3.03% as of December 31, 2012 compared to 2.99% as of December 31, 2011. The ratio of impaired mortgage loans to total mortgage loans reached 4.3% as of December 31, 2012 compared to 3.9% as of December 31, 2011.

Recoveries of loans previously charged-off are recognized as income in the line item “provision for loan losses” within the Audited Consolidated Statement of Income. We only recognize recoveries on loans previously charged off when interest and/or principal are paid in cash in connection with a loan that has already been charged-off in its entirety. Such recoveries do not have an impact on our allowance for loan losses because these recoveries are for loans that have been already charged-off and recognized as a loss in our income statement and are no longer on our balance sheet.

Recoveries on loans previously charged-off decreased 7.8% in the year ended December 31, 2012 compared to the corresponding period in 2011. This was a direct result of a one-time recovery in 2011 due to a payment by the Chilean National Housing Association of Ch$14,390 million in the residential mortgage portfolio. Excluding this figure, recoveries increased 54.0% in 2012 compared to 2011. The following table shows recoveries of loans previously charged-off by type of loan.

	Year ended December 31,			% Change	% Change
	2012	2011	2010	2012/2011	2011/2010
	(in millions of Ch$)
Recovery of loans previously charged-off
Consumer loans	22,015	12,474	22,096	76.5%	(43.5%)
Residential mortgage loans	2,305	16,135	1,389	(85.7%)	1,061.6%
Commercial loans	8,695	7,216	6,994	20.5%	3.2%
Total recoveries	33,015	35,825	30,479	(7.8%)	17.5%

In 2012, consumer loan recoveries increased 76.5% compared to 2011, as the Bank bolstered its collection efforts, especially in consumer loans, which represents the bulk of the Bank’s charge-offs.

In some instances, we sell a portfolio of charged-off loans to a third party. Gain (loss) on these charged-off loans is recognized as net income from financial transactions as disclosed in “Note 11—Loan Purchases, Sales and Substitutions” and “Note 30—Net Income from Financial Operations” of our Audited Consolidated Financial Statements. In 2012, the Bank resolved to focus less on selling charged-off loans and more on direct recovery efforts, which have a higher recovery rate. The following table sets forth information about our sale of charged-off loans for the year ended December 31, 2012, 2011 and 2010.

	Year ended December 31,			% Change	% Change
	2012	2011	2010	2012/2011	2011/2010
	(in millions of Ch$)
Gains on sale of loans previously charged-off
Sale of charged-off loans	2,090	7,324	9,824	(71.5%)	(25.4%)

The following table sets forth, for the periods indicated, our net provision expense broken down by business segment:

	Year ended December 31,			% Change	% Change
	2012	2011	2010	2012/2011	2011/2010
	(in millions of Ch$)
Individuals (Commercial banking)	(229,793)	(185,885)	(86,643)	23.6%	114.5%
Individuals (Santander Banefe)	(81,472)	(62,252)	(27,919)	30.9%	123.0%
Small and mid-sized companies (SMEs)	(72,719)	(65,028)	(75,742)	11.8%	(14.1%)
Institutional	(346)	503	(1,229)	-%	-%
Companies	(24,608)	(11,592)	(45,769)	112.3%	(74.7%)
Total Commercial banking	(408,938)	(324,254)	(237,302)	26.1%	36.6%
Global banking & markets	5,334	7,614	(15,495)	(29.9%)	-%
Other	(88)	503	(1,118)	-%	-%
Total provisions, net	(403,692)	(316,137)	(253,915)	27.7%	24.5%

The following table quantifies our direct write-offs to income for each reported period, shows the total amount of recoveries, sales of charged off loans and income from assets received in lieu of payment for the same periods. These direct charge-offs are generated at a level of approximately 52% by our consumer loan portfolio.

Ch$ million	2012	2011	2010
Direct write-offs	(150,410)	(97,883)	(89,859)
Recoveries of written-off loans*	33,015	21,435 *	30,479
Sales of written-off loans	2,090	7,324	9,824
Income from assets received in lieu of payments	2,654	5,629	1,556
Direct write-offs , net of recoveries, sales of written-off loans and income from assets received in lieu of payments	(112,651)	(63,495)	(48,000)
Total provision expenses	(286,297)	(254,079)	(195,439)
Ratio of Charge-offs, net of allowances applied, recoveries and portfolio sales over total provision expense	39.3%	25.0%	24.7%

*	Excludes Ch$14,390 one-time recovery relating to loans from the National Association of Savings and Loans (ANAP) dating back to the 1980s.

We believe that our loan loss allowances are currently adequate for all known and estimated incurred losses.

For the years ended December 31, 2011 and 2010. Provision for loan losses, net of recoveries increased 24.5% in 2011 compared to 2010. Provision for loan losses increased 30.6% to Ch$254,079 million in 2011 compared to 2010. This increase was mainly due to :

(i) Higher provisions in consumer lending that grew 27.7% in 2011 compared to 2010. This was mainly due to a rise in consumer non-performing loans of 31.6% in the year, which was in turn due to the 9.0% year-over-year increase in consumer loans, as well as tighter renegotiation policies following the La Polar case in consumer lending that led to higher non-performing loans.

(ii) Higher provisions for mortgage loans that increased 211.0% in 2011 compared to 2010. In June 2011, the Bank modified its provisioning model for residential mortgage loans. As of June 2011, residential mortgage loans are assigned an allowance level based on credit risk profiles, which are determined utilizing a statistical model that considers: (i) a borrower’s credit history, (ii) whether the client is a new client or an existing client, (iii) whether the client is a Bank client or a Santander Banefe client and (iv) whether the client has been renegotiated in the banking system. The total impact of this change on loan loss reserves was Ch$16,258 million in 2011.

(iii) Higher provisions in commercial loans that increased 24.9% in 2011 compared to 2010. This was mainly due to the modification and recalibration of the Bank’s provisioning model of commercial loans analyzed on a group basis which are mainly comprised of loans to small and mid-sized companies. Previously, loan loss allowance for this category of loans was mainly determined by the number of days a loan was past-due. Currently, provisions are set according to (i) performing status, (ii) if the client has been renegotiated or not, (iii) if the client is a new client or an existing client, and (iv) if the client has collateral in connection with the loan. The total impact of this change on loan loss reserves was Ch$16,560 million in 2011.

The rise in the ratio of non-performing loans to total loans from 2.65% as of December 31, 2010 to 2.93% as of December 31, 2011 was mainly due to a rise in consumer and residential mortgage non-performing loans of 31.6% and 25.4%, respectively, in the year. This rise was due to the 9.0% and 10.0% year-over-year increase in consumer and residential mortgage loans, respectively, as well as tighter renegotiation that led to a rise in non-performing loans. Total impaired loans decreased 10.6% in 2011 compared to 2010 as the positive economic environment and the 8.9% increase in charge-offs to 2011 compared to 2010, totaling Ch$97,883 million.

Consumer loan charge-offs decreased 17.4% in 2011 compared to 2010. Direct charge-offs totaled Ch$187,937 million in 2011 and increased 54.5% compared to 2010. This increase was offset by a higher reversal of provisions already applied to the loans being charged off of Ch$141,839 million in 2011 compared to Ch$65,791 million in 2010. The ratio of non-performing consumer loans to total consumer loans rose from 3.00% as of December 31, 2010 to 3.62% as of December 31, 2011. Coverage of consumer non-performing loans was 228.1% as of December 31, 2011 compared to 278.6% as of December 31, 2010. The ratio of impaired consumer loans to total consumer loans decreased from 16.6% as of December 31, 2010 to 14.3% as of December 31, 2011.

The 61.7% rise in charge-offs in commercial loans in 2011 compared to 2010 was mainly due to greater charge-offs in the SME and middle-market segments. Direct charge-offs in 2011 increased 15.2% compared to 2010 and totaled Ch$67,175 million. At the same time, the reversal of established provisions for these charged-off loans decreased 6.8% to Ch$34,848 million in 2011 compared to 2010.

Charge-offs in residential mortgage loans decreased 12.2% in 2011 compared to 2010. Direct charge-offs totaled Ch$12,777 million in 2011 compared to Ch$14,549 million in 2010. At the same time, the reversal of established provisions for these charged-off loans decreased to Ch$1,460 million in 2011 from Ch$5,554 million in 2010, a 73.7% decline.

Recoveries on loans previously charged-off increased by 17.5% in 2011 compared to 2010. This was due to the 1,061.6% increase in residential mortgage loan loss recoveries, which in turn was a direct result of a one-time recovery of Ch$14,390 million in the residential mortgage portfolio.

Operating expenses

The following table sets forth information regarding our operating expenses in the years ended December 31, 2012, 2011 and 2010.

	Year ended December 31,			% Change	% Change
	2012	2011	2010	2012/2011	2011/2010
	(in millions of Ch$)
Personnel salaries and expenses	(300,298)	(280,613)	(250,265)	7.0%	12.1%
Administrative expenses	(183,379)	(166,825)	(147,343)	9.9%	13.2%
Depreciation and amortization	(56,369)	(53,466)	(49,403)	5.4%	8.2%
Impairment	(90)	(116)	(4,925)	(22.4%)	(97.6%)
Other operating expenses	(59,637)	(64,208)	(45,402)	(7.1%)	41.4%
Total operating expenses	(599,773)	(565,228)	(497,338)	6.1%	13.7%
Efficiency ratio(1)	42.6%	41.5%	37.0%

(1)	The efficiency ratio is the ratio of total operating expenses to total operating income. Total operating income consists of net interest income, fee income, financial transactions, net and other operating income.

For the years ended December 31, 2012 and 2011. Operating expenses in the year ended December 31, 2012 increased 6.1% compared to the corresponding period in 2011. The efficiency ratio was 42.6% in 2012 compared to 41.5% in 2011.

The 7.0% increase in personnel salaries and expenses was mainly due to higher salaries and headcount. Total salary expenses, including bonuses increased 8.2% in 2012 compared to 2011, totaling Ch$255,229 million. Headcount as of December 31, 2012 totaled 11,713, an increase of 1.3% from 2011. Additionally, in April 2012, salaries were increased by the annual CPI index at 3.5% as mandated in the Bank’s collective bargaining agreements.

Administrative expenses increased 9.9% in the year ended December 31, 2012 compared to the corresponding period in 2011. In 2012 the Bank focused on its Transformation Plan, which is a broad overhaul and improvement of our retail banking activities, especially among Individuals in Commercial banking and SMEs. The plan also entails greater expenses related to IT projects being carried out to improve productivity. As a result this drove the following increase in administrative expenses: (i) the 17.4% rise in expenses relating to the maintenance and repair of property as the bank refurbished branches; (ii) the 13.0% increase in expenses relating to the IT and communication systems, in line with the Bank’s improvements of its CRM systems, phone banking and internet banking services; (iii) the 7.3% increase in expenses relating to data processing and other outsourced computer services also related to various IT upgrades; and (iv) a 10.7% increase in marketing expenses in line with the Bank’s objective of improving client image. Additionally the Bank saw a 7.7% rise in branch rental expenses due to the greater number of branches rented following the sale of branches in 2012 and 2011.

Depreciation and amortization expense increased 5.4%, mainly due to higher amortization expenses of intangible assets such as software and other computer systems.

The following table sets forth, for the periods indicated, our personnel salaries, administrative and depreciation and amortization expenses broken down by business segment.

	Year ended December 31,			% Change	% Change
	2012	2011	2010	2012/2011	2011/2010
	(in millions of Ch$)
Individuals (Commercial banking)	(283,127)	(251,554)	(224,936)	12.6%	11.8%
Individuals (Santander Banefe)	(66,386)	(70,719)	(66,272)	(6.1%)	6.7%
Small and mid-sized companies	(76,864)	(74,962)	(67,059)	2.5%	11.8%
Institutional	(12,686)	(11,329)	(10,108)	12.0%	12.1%
Companies	(47,756)	(40,680)	(32,623)	17.4%	24.7%
Total commercial banking	(486,819)	(449,244)	(400,998)	8.4%	12.0%
Global banking and markets	(35,209)	(35,302)	(30,788)	(0.3%)	14.7%
Other	(18,108)	(16,474)	(20,150)	9.9%	(18.2%)
Total personnel salaries, administrative and depreciation and amortization expenses	(540,136)	(501,020)	(451,936)	7.8%	10.9%

(1)	Excludes other operating expenses.

By business segments, the 7.8% increase in costs in 2012 compared to the corresponding period in 2011 was mainly due to the 8.4% increase in costs incurred by Commercial banking. This is mainly due to the Bank’s Transformation Plan, which seeks to improve image, client services and the technological front-office platform and CRM systems in the Individuals (Commercial banking) and SMEs sub-segments. This increase was offset by a reduction in costs in Santander Banefe, which is growing at a reduced pace.

The following table sets forth information regarding Other operating expenses in the years ended December 31, 2012, 2011 and 2010.

	Year ended December 31,			% Change	% Change
	2012	2011	2010	2012/2011	2011/2010
	(in millions of Ch$)
Provisions and expenses for assets received in lieu of payment	10,176	12,782	5,986	(20.4%)	113.5%
Credit card expenses	6,362	6,427	6,777	(1.0%)	(5.2%)
Customer services	8,674	8,965	7,756	(3.2%)	15.6%
Operating charge-offs	8,366	9,884	4,843	(15.4%)	104.1%
Life insurance and general product insurance policies	7,211	6,524	5,703	10.5%	14.4%
Additional tax on expenses paid overseas	3,283	3,516	2,174	(6.6%)	61.7%
Provisions for contingencies	7,964	8,144	775	(2.2%)	950.8%
Other	7,601	7,966	11,388	(4.6%)	(30.0%)
Total	59,637	64,208	45,402	(7.1%)	41.4%

Other operating expenses were Ch$59,637 million in 2012, a 7.1% decrease compared to 2011. This decrease was mainly due to: (i) lower provisions and expenses for repossessed assets that totaled Ch$10,176 million in 2012 compared to Ch$12,782 million in 2011 and (ii) lower operating charge-offs that totaled Ch$8,366 million compared to Ch$9,884 million in 2011. See “Note 36—Other operating income and expenses” to our Audited Consolidated Financial Statements for more detail on Other operating expenses.

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

Administrative expenses increased 13.2% in the year ended December 31, 2011 compared to the corresponding period in 2010. The main reasons for this rise in administrative expenses were: (i) the 18.3% rise in branch rental expenses to Ch$22,337 million in 2011 due to the Bank having sold branches in 2011 and 2010 and then renting these branches and (ii) increased business activity, as well as in the expenses related to IT projects being carried out to improve productivity.

Depreciation and amortization expense increased 8.2% in 2011 compared to 2010, mainly due to higher amortization expenses of intangible assets such as software and other computer systems.

The rise in operating expenses was partially offset by the 97.6% decrease in impairment charges. These charges in 2010 included impairment charges directly related to the earthquake and its effects on our installations, which did not recur in 2011.

By business segments, the 10.9% increase in costs in 2011 compared to the corresponding period in 2010 was mainly due to greater expenses incurred as a result of increased business activity associated with an improved economy, the rise in headcount and salaries and the increase in branch rental expenses in all business segments. The decrease in Other operating expenses was mainly due to the decrease in the impairment charges due to the earthquake recognized in 2010.

Other operating expenses were Ch$64,208 million in 2011, a 41.4% increase compared to the same period in 2010. Other operating expenses include provisions and expenses related to repossessed assets, expenses related to our credit card business, customer service expenses mainly related to our call-center and other expenses such as non-credit charge-offs, the cost of insurance policies (mainly life insurance) for products, and tax paid on interest of foreign debt issued by us. The increase in other operating expenses was mainly due to: (i) 113.5% increase in provisions and expenses for repossessed assets in 2011 compared to 2010; (ii) provisions for contingencies which totaled Ch$8,144 million, an increase of 950.8% in 2011 compared to 2010, that were mainly provisions set aside for possible non-credit contingencies such as tax, legal and labor contingencies and other non-specific provisions and that increased mainly due to provisions for possible future severance payments and a provision for possible future contingencies related to the Bank’s investment in the AFT, the private financial operator of Santiago’s mass transport system facing a business restructuring that could negatively affect its profitability; and (iii) 50.4% increase in other expenses, mainly as a result of a 104.1% rise in operational charge-offs related to ATMs and other equipment that was damaged or vandalized in the year. This was offset by lower earthquake-related expenses.

Income tax expense

	Year ended December 31,			% Change	% Change
	2012	2011	2010	2012/2011	2011/2010
	(in millions of Ch$)
Net income before tax	405,512	483,857	592,815	(16.2%)	(18.4%)
Income tax expense	(44,394)	(77,193)	(85,343)	(42.5%)	(9.5%)
Effective tax rate(1)	10.9%	15.9%	14.4%

(1)	The effective tax rate is the income tax expense divided by net income before tax.

For the years ended December 31, 2012 and 2011. Our income tax expense decreased by 42.5% in the year ended December 31, 2012 compared to the same period in 2011. The Bank’s effective tax rate tends to be below the Chilean statutory rate because for tax purposes the Bank is still required to recognize the effects of price level restatement on equity. The effective tax rate paid was 10.9% in 2012 compared to 15.9% in 2011. The lower effective tax rate in 2012 compared to 2011 was due to the decline in the statutory tax rate in Chile in 2012 to 18.5% from 20.0% in 2011. At the same time, in September 2012, the statutory tax rate to be applied in 2013 was permanently increased from 18.5% to 20.0% and this created a one-time income tax reversal of Ch$16,221 million in 2012, corresponding to the adjustment of deferred tax assets to the higher statutory rate. In 2013, the effective tax rate is expected to be closer to 18% as the higher statutory tax rate of 20.0% comes into effect. See “Note 16—Current and Deferred Taxes” of the Audited Consolidated Financial Statements for more detail on income tax expense.

For the years ended December 31, 2011 and 2010. Our income tax expense decreased by 9.5% in the year ended December 31, 2011 compared to the same period in 2010. The effective tax rate paid was 15.9% in 2011 compared to 14.4% in 2010. The statutory tax rate in Chile in 2011 reached 20.0% compared to 17.0% in 2010. The higher effective tax rate in 2011 is mainly due to this rise in the statutory corporate tax rate. The decline in income tax expense is mainly due to the lower income before taxes.

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

The following table sets forth our contractual obligations and commercial commitments by time remaining to maturity. As of the date of the filing of this Annual Report, the Bank does not have significant purchase obligations. As of December 31, 2012, the scheduled maturities of our contractual obligations and of other commercial commitments, including accrued interest, were as follows:

Contractual Obligations	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Subtotal up to 1 year	Between 1 and 5 years	More than 5 years	Subtotal after 1 year	Total
	(in millions of Ch$)
Obligations under repurchase agreements	—	275,303	25,534	3,280	304,117	—	—	—	304,117
Checking accounts, time deposits and other time liabilities (1)	5,320,826	4,981,947	2,278,958	1,600,701	14,182,432	133,760	50,993	184,753	14,367,185
Financial derivative contracts	-	71,445	80,484	208,473	360,402	503,036	282,723	785,759	1,146,161
Interbank borrowings	5,820	82,965	185,730	998,877	1,273,392	164,611	-	164,611	1,438,003
Issued debt instruments	-	10,855	168,817	378,080	557,752	2,422,240	1,591,297	4,013,537	4,571,289
Other financial liabilities (2)	70,136	718	733	29,748	101,335	12,425	78,851	91,276	192,611
Subtotal	5,396,782	5,423,233	2,740,256	3,219,159	16,779,430	3,236,072	2,003,864	5,239,936	22,019,366
Contractual interest payments (3)	4,119	24,737	83,096	288,985	400,937	611,737	323,664	935,401	1,336,338
Total	5,400,901	5,447,970	2,823,352	3,508,144	17,180,367	3,847,809	2,327,528	6,175,337	23,355,704

(1)	Includes demand deposits and other demand liabilities, cash items in process of being cleared and time deposits and other time liabilities.

(2)	Mainly includes amounts owed to credit card processors and to the Chilean Production Development Corporation (Corporación de Fomento de la Producción de Chile), the state development agency.

(3)	The table above includes future cash interest payments. For variable rate obligations, we assume the same rate as the last rate known. Various of the payment obligations in the table above are variable debt instruments, since they are denominated in UF, for which we have estimated a long-term inflation rate equal to 3%, which is at the center of the Central Bank’s long-term inflation target. No exclusions requiring further explanation have been made in this table.

Operational Leases

Certain bank premises and equipment are leased under various operating leases. Future minimum rental commitments as of December 31, 2012 under non-cancelable leases are as follows:

As of December 31, 2012
(in millions of Ch$)
Due within 1 year	16,266
Due after 1 year but within 2 years	14,845
Due after 2 years but within 3 years	12,960
Due after 3 years but within 4 years	11,443
Due after 4 years but within 5 years	10,465
Due after 5 years	63,035
Total	129,014

Other Commercial Commitments

As of December 31, 2012, the scheduled maturities of other commercial commitments, including accrued interest, were as follows:

Other Commercial Commitments	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 5 years	More than 5 years	Total
	(in millions of Ch$)
Guarantees	82,428	136,561	312,299	488,770	26,056	1,046,114
Confirmed foreign letters of credit	4,786	22,127	40,870	46,095	-	113,878
Letters of credit issued	52,056	103,153	6,351	37,860	-	199,420
Pledges and other commercial commitments	23,315	24,201	22,051	65,571	3,921	139,059
Total other commercial commitments	162,585	286,042	381,571	638,296	29,977	1,498,471

Risk-Weighted Assets and Regulatory Capital

We currently have regulatory capital in excess of the minimum requirement under the current Chilean regulations. According to the General Banking Law, a bank is required to have regulatory capital of at least 8% of its risk-weighted assets, net of required loan loss allowances, and paid-in capital and reserves (i.e., basic capital) of at least 3% of its total assets, net of required loan loss allowances. For these purposes, the regulatory capital of a bank is the sum of: (1) the bank’s basic capital; (2) subordinated bonds issued by the bank valued at their placement price for an amount up to 50% of its basic capital, provided that the value of the bonds is required to be decreased by 20% for each year that elapses during the period commencing six years prior to their maturity; and (3) its voluntary allowances for loan losses, for an amount of up to 1.25% of its risk-weighted assets. Santander-Chile does not have goodwill, but if it did, this value would be required to be deducted from regulatory capital. When calculating risk weighted assets, we also include off-balance sheet contingent loans. The merger of Old Santander Chile and Santiago on August 1, 2002 required a special regulatory pre-approval of the SBIF, which was granted on May 16, 2002. The resolution granting this pre-approval imposed a regulatory capital to risk weighted assets ratio of 12% for the merged bank. This requirement was reduced to 11% by the SBIF effective January 1, 2005. For purposes of weighing the risk of a bank’s assets, the General Banking Law considers five different categories of assets, based on the nature of the issuer, the availability of funds, and the nature of the assets and the existence of collateral securing such assets.

The following table sets forth our consolidated and risk-weighted assets and regulatory capital as of December 31, 2012 and 2011 as required by the SBIF.

	Consolidated assets as of		Risk-weighted assets(3)
	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011
	(Ch$ million)
Asset Balance (Net of allowances)
Cash and deposits in bank	1,250,414	2,793,701	-	-
Unsettled transactions	520,267	276,454	75,429	45,737
Trading investments	338,287	409,763	21,713	23,817
Investments under resale agreements	6,993	12,928	6,993	12,928
Financial derivative contracts	937,291	1,158,023	830,133	807,233
Interbank loans	90,527	87,541	18,105	17,508
Loans and accounts receivables from customers	18,325,957	16,823,407	16,205,004	14,746,903
Available for sale investments	1,826,158	1,661,311	200,285	99,197
Investments in other companies	7,614	8,728	7,614	8,728
Intangibles assets	87,347	80,739	87,347	80,739
Property, plant and equipment	162,214	153,059	162,214	153,059
Current taxes	10,227	37,253	1,023	3,725
Deferred taxes	186,210	147,754	18,621	14,775
Other assets	656,200	546,470	402,547	426,822
Off-balance sheet assets			-
Contingent loans	3,201,028	3,023,330	1,903,368	1,801,971
Total	27,606,734	27,220,461	19,940,396	18,243,142

			Ratio(1) (2)
	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011
	(Ch$ million)%			%
Basic capital	2,135,660	2,001,222	7.74	7.35
Regulatory capital	2,735,316	2,687,393	13.72	14.73

(1)	As a percentage of total assets.

(2)	As a percentage of risk weighted assets (BIS ratio).

(3)	As required by local regulations.

In line with the future adoption of Basel II regulations in Chile, the SBIF has recently discussed increasing the minimum regulatory capital ratio from 8% to 10.5%, which would require an amendment to the General Banking Law. Although we currently have a regulatory capital ratio of 13.7%, this change could require us to inject additional capital into our business in the future. According to initial estimates of the impact of market risk on regulatory capital, published by the SBIF, our regulatory capital to risk-weighted assets, net of loan loss allowance and deductions, including an initial estimate of the adjustments for market risk set forth under Basel II was 12.51% as of November 30, 2012, the latest data available. No assurance can be given that these changes will not have a material impact on our capitalization ratio.

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

a) Trading

	As of December 31,
	2012	2011	2010
	(in millions of Ch$)
Central Bank and Government Securities
Central Bank bonds	267,008	311,503	247,019
Central Bank notes	3,397	60,233	68,985
Other Central Bank and government securities	48,160	15,789	7,123
Subtotal	318,565	387,525	323,127
Other Chilean Securities
Time deposits in Chilean financial institutions	3,531	-	-
Mortgage bonds of Chilean financial institutions	-	-	-
Chilean financial institutions bonds	-	-	19,628
Chilean corporate bonds	-	-	11,404
Other Chilean securities	-	-	-
Subtotal	3,531	-	31,032
Foreign Financial Securities
Other foreign financial instruments	-	-	-
Subtotal	-	-	-
Investments in mutual funds
Funds managed by related entities	16,191	22,238	25,511
Subtotal	16,191	22,238	25,511

Total	338,287	409,763	379,670

b) Available for sale

	As of December 31,
	2012	2011	2010
	(in millions of Ch$)
Central Bank and Government Securities
Central Bank bonds	712,278	570,573	555,981
Central Bank notes	8,270	563,114	366,210
Central Bank and government securities	296,010	173,839	175,296
Subtotal	1,016,558	1,307,526	1,097,487
Other Chilean Securities
Time deposits in Chilean financial institutions	756,136	275,022	-
Mortgage bonds of Chilean financial institutions	37,319	66,806	218,112
Chilean financial institution bonds	-	-	-
Chilean corporate bonds	-	-	-
Other Chilean securities	321	319	147,833
Subtotal	793,776	342,147	365,945
Others Financial Securities
Central Bank and Government Foreign Securities	-	-	-
Other Foreign financial securities	15,824	11,638	10,548
Subtotal	15,824	11,638	10,548

Total	1,826,158	1,661,311	1,473,980

c) Held-to-maturity

No financial investments were classified as held-to-maturity as of December 31, 2012, 2011 or 2010.

The following table sets forth an analysis of our investments as of December 31, 2012 by remaining maturity and the weighted average nominal rates of such investments.

	Within one year	Weighted average Nominal Rate	After one year but within five years	Weighted average Nominal Rate	After five years but within ten years	Weighted average Nominal Rate	After ten years	Weighted average Nominal Rate	Total	Weighted average Nominal Rate
	(in millions of Ch$ , except rates)
Trading
Central Bank and Government Securities
Central Bank notes	3,222	11.0	146	3.0	29	3.0	-	-	3,397	10.8
Central Bank bonds	236,944	5.3	9,859	3.0	20,205	8.9	-	-	267,008	5.5
Other Central Bank and Treasury securities	-	-	48,133	3.0	-	-	27	2.5	48,160	3.0
Subtotal	240,166	-	58,138	-	20,234	-	27	-	318,565	-
Other Chilean Securities
Mortgage finance bonds	-	-	-	-	-	-	-	-	-	-
Chilean financial institutions bonds	3,531	0.5	-	-	-	-	-	-	3,531	0.5
Chilean corporate bonds	-	-	-	-	-	-	-	-	-	-
Subtotal	3,531	-	-	-	-	-	-	-	3,531	-
Investment in mutual funds
Mutual funds administered by related parties	16,191	0.3	-	-	-	-	-	-	16,191	0.3
Subtotal	16,191	-	-	-	-	-	-	-	16,191	-
Total	259,888	-	58,138	-	20,234	-	27	-	338,287	-

	Within one year	Weighted average Nominal Rate	After one year but within five years	Weighted average Nominal Rate	After five years but within ten years	Weighted average Nominal Rate	After ten years	Weighted average Nominal Rate	Total	Weighted average Nominal Rate
	(in millions of Ch$ , except rates)
Available for sale
Central Bank and Government Securities
Central Bank notes	6,625	0.6	1,645	1.4	-	-	-	-	8,270	0.8
Central Bank bonds	92,122	3.8	378,337	5.0	241,819	5.0	-	-	712,278	4.8
Other Central Bank and Treasury securities	239	3.2	124,527	5.1	170,496	5.3	748	5.1	296,010	5.2
Subtotal	98,986	-	504,509	-	412,315		748		1,016,558
Others Financial Securities
Chilean Corporate Bonds	-	-	-	-	-	-	-	-	-	-
Mortgage Finance Bonds	36	4.6	1,643	3.9	9,403	3.9	26,237	3.6	37,319	3.7
Chilean Financial Institutions Bonds	-	-	-	-	-	-	-	-	-	-
Deposit in Chilean Financial Institutions	756,136	0.6	-	-	-	-	-	-	756,136	0.6
Other Chilean Securities	321	7.5	-	-	-	-	-	-	321	7.5
Central Bank and Government Foreign Securities	-	-	-	-	-	-	-	-	-	-
Others Foreign Securities	10,441	4.8	-	-	5,383	2.4	-	-	15,824	4.0
Subtotal	766,934		1,643		14,786		26,237		809,600	-

Total	865,920	-	506,152	-	427,101	-	26,985	-	1,826,158	-

Working Capital

As a bank, we satisfy our working capital needs through general funding, the majority of which derives from deposits and other borrowings from the public. (See “Item 5. Operating and Financial Review and Prospects—E. Liquidity and Capital Resources—Deposits and Other Borrowings”). In our opinion, our working capital is sufficient for our present needs.

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

The following table sets forth the balance of our liquidity portfolio managed by our Financial Management Division in the manner in which it is presented to the Asset and Liability Committee (ALCO) and the Board. The ALCO has determined that our liquidity portfolio must be comprised of cash plus assets that can be readily convertible into cash either through the Central Bank window, overnight deposits or instruments or the local secondary market. The management of the Bank’s liquidity portfolio is performed by the Financial Management Division under rules determined by the ALCO.

	December 31, 2012	December 31, 2011
	Ch$ million
Balance as of (1):
Financial investments for trading	338,287	409,763
Available for sale investments	1,826,158	1,661,311
Encumbered assets (net) (2)	(151,620)	(348,961)
Net cash (3)	(195)	27,839
Net interbank deposits (4)	875,537	1,714,013
Total liquidity portfolio	2,888,167	3,463,965

	December 31, 2012	December 31, 2011
	Ch$ million
Average balance as of:
Financial investments for trading	488,367	576,773
Available for sale investments	2,008,324	2,031,606
Encumbered assets (net) (2)	(72,399)	(94,256)
Net cash (3)	89,849	66,264
Net interbank deposits (4)	501,561	753,016
Total liquidity portfolio	3,015,702	3,333,404

(1)	The figures used by the Financial Management Division to calculate liquidity portfolio are performed in accordance with the Bank’s local Chilean Bank GAAP financial statements.

(2)	Assets encumbered through repurchase agreements are deducted from the liquidity portfolio

(3)	Cash minus reserve requirements

(4)	Includes overnight deposits in the Central Bank, domestic banks and foreign banks

Our general policy is to maintain liquidity adequate to ensure our ability to honor withdrawals of deposits, make repayments of other liabilities at maturity, extend loans and meet our own working capital needs. Our minimum amount of liquidity is determined by the statutory reserve requirements of the Central Bank. Deposits are subject to a statutory reserve requirement of 9% for demand deposits and 3.6% for Chilean peso-, UF- and foreign currency denominated time deposits with a term of less than a year. See “Item 4. Information on the Company—C. Business Overview—Competition—Regulation and Supervision.” The Central Bank has statutory authority to increase these percentages to up to 40% for demand deposits and up to 20% for time deposits. In addition, a 100% special reserve (reserva técnica) applies to demand deposits, deposits in checking accounts, other demand deposits received or obligations payable on sight and incurred in the ordinary course of business, other than deposits unconditionally payable immediately. This special reserve requirement applies to the amount by which the total of such deposits exceeds 2.5 times the amount of a bank’s regulatory capital. Interbank loans are deemed to have a maturity of more than 30 days, even if payable within the following 10 days.

The Central Bank also requires us to comply with the following liquidity limits:

—

Our total liabilities with maturities of less than 30 days cannot exceed our total assets with maturities of less than 30 days by an amount greater than our capital. This limit must be calculated in local currency and foreign currencies together as one gap.

—

Our total liabilities with maturities of less than 90 days cannot exceed our total assets with maturities of less than 90 days by more than twice of our capital. This limit must be calculated in local currency and foreign currencies together as one gap.

We have set other liquidity limits and ratios that minimize liquidity risk. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

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

	Year ended December 31,
	2012	2011	2010
	Millions of Ch$
Net cash provided by (used in) operating activities	(1,153,933)	1,556,890	(64,037)

Our operating activities consumed cash of Ch$1,153,933 million in 2012. In the fourth quarter of 2011 and first quarter of 2012, the Bank increased its cash position in light of greater market uncertainty abroad. As market conditions improved in the second half of 2012, the ALCO permitted the Financial Management Division to return to more normal levels of liquidity by prepaying costlier liabilities. Loan growth was also a factor in the consumption of cash in operating activities. The cash generated by operating activities in 2011 was Ch$1,556,890 million and was mainly due to the strong growth in time deposits and other funding sources that outstripped loan growth in the period. In 2010, operating activities consumed cash of Ch$64,037 million, mainly due to the increase in loans in line with the rise in economic activity partially offset by a rise in deposits and bonds issued.

	Year ended December 31,
	2012	2011	2010
	Millions of Ch$
Net cash used in investment activities	(72,086)	(52,095)	(20,019)

In 2012, cash used in investing activities was Ch$72,086 million, mainly due to investments in property, equipment and technology as part of investment programs to modernize and improve the efficiency in retail banking activities. In 2011, the cash used in investing activities was Ch$52,095 million, mainly relating to investments in property, plant and equipment and technology. In 2010, the cash used in investing activities was Ch$20,019 million mainly relating to investments in property, plant and equipment. This was partially offset by the sale of branches in 2010.

	Year ended December 31,
	2012	2011	2010
	Millions of Ch$
Net cash used in financing activities	(265,258)	(289,416)	(258,756)

In 2012, 2011 and 2010, the net cash used in financing activities can be explained by the Bank’s annual dividend payment each year.

Deposits and Other Borrowings

The following table sets forth our average balance of liabilities for the years ended December 31, 2012, 2011, 2010, 2009 and 2008, in each case together with the related average nominal interest rates paid thereon.

	2012			2011			2010
	Average Balance	% of Total Average Liabilities	Average Nominal Rate	Average Balance	% of Total Average Liabilities	Average Nominal Rate	Average Balance	% of Total Average Liabilities	Average Nominal Rate
	(millions of Ch$, except percentages)
Interest-bearing liabilities
Savings accounts	102,420	0.4%	2.5%	103,085	0.4%	3.6%	102,732	0.5%	1.2%
Time deposits	9,659,815	38.5%	5.2%	9,107,719	37.7%	4.9%	7,482,544	35.9%	3.0%
Central Bank borrowings	4,469	0.0%	7.7%	3,097	0.0%	6.0%	304,292	1.5%	0.5%
Repurchase agreements	369,338	1.5%	4.5%	249,174	1.0%	3.5%	196,719	0.9%	1.2%
Mortgage finance bonds	131,070	0.5%	7.9%	174,224	0.7%	9.2%	224,436	1.1%	7.8%
Other interest bearing liabilities	5,927,893	23.6%	5.3%	6,128,052	25.4%	5.2%	5,126,595	24.6%	4.5%

Subtotal interest-bearing liabilities	16,195,005	64.5%	5.2%	15,765,351	65.2%	5.1%	13,437,318	64.5%	3.5%

	2012			2011			2010
	Average Balance	% of Total Average Liabilities	Average Nominal Rate	Average Balance	% of Total Average Liabilities	Average Nominal Rate	Average Balance	% of Total Average Liabilities	Average Nominal Rate
	(millions of Ch$, except percentages)

Non-interest bearing liabilities
Non-interest bearing deposits	4,177,432	16.6%		3,575,544	14.8%		3,152,513	15.1%
Derivatives	1,141,169	4.5%		1,457,638	6.1%		1,323,161	6.3%
Other non-interest bearing liabilities	1,395,112	5.6%		1,340,699	5.6%		1,192,374	5.7%
Shareholders’ equity	2,187,716	8.8%		1,994,487	8.3%		1,752,329	8.4%

Subtotal non-interest bearing liabilities	8,901,429	35.5%		8,368,368	34.8%		7,420,377	35.5%

Total liabilities	25,096,434	100.0%		24,133,719	100.0%		20,857,695	100.0%

Our most important source of funding is our deposits. Average time deposits plus non-interest bearing demand deposits represented 54.5% of our average total liabilities and shareholders’ equity in 2012. Our current funding strategy is to continue to utilize all sources of funding in accordance with their costs, their availability and our general asset and liability management strategy. Special emphasis is being placed on lengthening the maturities of time deposits with institutional clients and to broaden our customer deposit base and to emphasize core deposit funding. We believe that broadening our deposit base by increasing the number of account holders has created a more stable funding source.

Composition of Deposits

The following table sets forth the composition of our deposits and similar commitments at December 31, 2012, 2011, 2010, 2009 and 2008.

	2012	2011	2010	2009	2008
	(in millions of Ch$)
Demand deposits and other demand obligations
Current accounts	4,006,143	3,543,776	3,330,352	2,776,607	2,268,991
Other deposits and demand accounts	455,315	350,519	368,934	303,495	206,347
Other demand obligations	508,561	519,520	537,148	453,432	472,824
Subtotals	4,970,019	4,413,815	4,236,434	3,533,534	2,948,162
Time deposits and other time deposits
Time deposits	9,008,902	8,816,766	7,154,396	4,219,392	9,476,024
Time saving accounts	101,702	102,831	103,191	98,985	102,951
Other time deposits	1,609	1,517	1,170	2,856,880	177,291
Subtotals	9,112,213	8,921,114	7,258,757	7,175,257	9,756,266
Total deposits and other commitments	14,082,232	13,334,929	11,495,191	10,708,791	12,704,428

Maturity of Deposits

The following table sets forth information regarding the currency and maturity of our deposits as of December 31, 2012, expressed in percentages of our total deposits in each currency category. UF-denominated deposits are similar to peso-denominated deposits in all respects, except that the principal is readjusted periodically based on variations in the Chilean consumer price index.

	Ch$	UF	Foreign Currencies	Total
Demand deposits	0.01%	0.06%	0.00%	0.02%
Savings accounts	0.02%	6.37%	0.00%	1.08%
Time deposits:	0.00%	0.00%	0.00%	0.00%
Maturing within 3 months	81.55%	58.07%	94.51%	79.31%
Maturing after 3 but within 6 months	13.49%	12.01%	3.76%	11.97%
Maturing after 6 but within 12 months	4.35%	13.85%	1.73%	5.59%
Maturing after 12 months	0.58%	9.64%	0.00%	2.03%
Total time deposits	99.97%	93.57%	100.00%	98.90%
Total deposits	100.00%	100.00%	100.00%	100.00%

The following table sets forth information regarding the maturity of our outstanding time deposits in excess of U.S.$100,000 as of December 31, 2012.

	Ch$	UF	Foreign Currencies	Total
	(in millions of Ch$)
Time deposits:
Maturing within 3 months	5,217,679	885,769	1,123,672	7,227,120
Maturing after 3 but within 6 months	863,034	183,161	44,680	1,090,875
Maturing after 6 but within 12 months	278,065	211,175	20,586	509,826
Maturing after 12 months	37,581	147,134	39	184,754
Total time deposits	6,396,359	1,427,239	1,188,977	9,012,575

Short-term Borrowings

The principal categories of our short-term borrowings are repurchase agreements and interbank borrowings. The table below presents the amounts outstanding at each year-end indicated and the weighted-average nominal interest rate for each such year by type of short-term borrowing.

	2012		2011		2010
	Balance	Weighted- Average Nominal Interest Rate	Balance	Weighted- Average Nominal Interest Rate	Balance	Weighted- Average Nominal Interest Rate
	(in millions of Ch$, except percentages)
Obligations arising from repurchase agreements	304,117	0.4%	544,381	0.4%	294,725	0.2%
Obligations with the Central Bank	398	0.5%	810	0.5%	1,307	0.5%
Loans from domestic financial institutions	-	-%	-	-%	-	-%
Foreign obligations	1,272,994	0.4%	1,740,254	0.5%	1,458,479	0.8%
Total short-term borrowings	1,577,509	0.4%	2,285,445	0.5%	1,754,511	0.7%

The following table shows the average balance and the average nominal rate for each short-term borrowing category for the years indicated.

	2012		2011		2010
	Average Balance	Weighted- Average Nominal Interest Rate	Average Balance	Weighted- Average Nominal Interest Rate	Average Balance	Weighted- Average Nominal Interest Rate
	(in millions of Ch$, except percentages)
Obligations arising from repurchase agreements	369,338	4.2%	249,174	3.5%	294,725	0.2%
Obligations with the Central Bank	4,469	5.2%	3,097	6.0%	1,307	0.5%
Loans from domestic financial institutions	6,171	3.7%	24,912	3.0%	-	-%
Foreign obligations	1,578,051	0.8%	1,812,802	1.3%	1,458,479	0.8%
Total short-term borrowings	1,958,029	1.4%	2,089,985	1.6%	1,754,511	0.7%

The following table presents the maximum month-end balances of our principal sources of short-term borrowings during the years indicated.

	Maximum 2012 Month- End Balance	Maximum 2011 Month- End Balance	Maximum 2010 Month- End Balance
	(in millions of Ch$)
Obligations arising from repurchase agreements	571,211	544,381	1,180,620
Obligations with the Central Bank	766	1,241	1,740
Loans from domestic financial institutions	70,000	244,071	13,923
Foreign obligations	1,854,398	2,024,146	2,098,648

Total short-term borrowings	2,496,375	2,813,839	3,294,931

Total Borrowings

	As of December 31, 2012
	Long-term	Short-term	Total
	(in millions of Ch$)
Central Bank credit lines for renegotiations of loans (a)	-	398	398
Obligations under repurchase agreements	-	304,117	304,117
Mortgage finance bonds (b)	6,863	121,223	128,086
Senior bonds (c)	534,852	3,182,361	3,717,213
Subordinated bonds (d)	16,037	709,953	725,990
Borrowings from domestic financial institutions	-	-	-
Foreign borrowings (e)	164,611	1,272,994	1,437,605
Other obligations (f)	101,335	91,276	192,611

Total borrowings	823,698	5,682,322	6,506,020

	As of December 31, 2011
	Long-term	Short-term	Total
	(in millions of Ch$)
Central Bank credit lines for renegotiations of loans (a)	-	810	810
Obligations under repurchase agreements	-	544,381	544,381
Mortgage finance bonds (b)	152,536	7,707	160,243
Senior bonds (c)	2,851,785	749,340	3,601,125
Subordinated bonds (d)	725,029	136,842	861,871
Borrowings from domestic financial institutions	-	-	-
Foreign borrowings (e)	179,028	1,740,254	1,919,282
Other obligations (f)	120,521	56,078	176,599

Total borrowings	4,028,899	3,235,412	7,264,311

	As of December 31, 2010
	Long-term	Short-term	Total
	(in millions of Ch$)
Central Bank credit lines for renegotiations of loans (a)	-	1,307	1,307
Obligations under repurchase agreements	-	294,725	294,725
Mortgage finance bonds (b)	183,383	10,751	194,134
Senior bonds (c)	2,763,572	547,107	3,310,679
Subordinated bonds (d)	664,383	21,692	686,075
Borrowings from domestic financial institutions	-	-	-
Foreign borrowings (e)	124,271	1,458,479	1,582,750
Other obligations (f)	122,247	44,042	166,289

Total borrowings	3,857,856	2,378,103	6,235,959

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

	As of December 31, 2012	As of December 31, 2011
	(in millions of Ch$)
Due within 1 year	398	810
Total	398	810

(b)  Mortgage finance bonds

These bonds are used to finance the granting of mortgage loans. The outstanding principal amounts of the bonds are amortized on a quarterly basis. The range of maturities of these bonds is between five and twenty years. The bonds are linked to the UF index and bear a real weighted-average annual interest rate of 5.95% as of December 31, 2012. The following table sets forth the remaining maturities of our mortgage finance bonds at December 31, 2012.

As of December 31, 2012
(in millions of Ch$)
Due within 1 year	6,863
Due after 1 year but within 2 years	7,595
Due after 2 years but within 3 years	14,752
Due after 3 years but within 4 years	11,026
Due after 4 years but within 5 years	11,923
Due after 5 years	75,927
Total mortgage finance bonds	128,086

(c)  Senior Bonds

The following table sets forth, at the dates indicated, our issued senior bonds. The bonds are denominated principally in UFs or U.S. dollars, and are principally used to fund assets with similar durations.

	As of December 31,
	2012	2011	2010
	(in millions of Ch$)
Senior Bonds in UF	2,025,105	2,001,713	1,952,051
Senior Bonds in U.S.$	1,269,454	1,268,763	936,134
Senior Bonds in CHF$	90,249	119,394	174,297
Senior Bonds in Ch$	293,933	211,255	248,197
Senior Bonds in CNY$	38,472	-	-
Total senior bonds	3,717,213	3,601,125	3,310,679

The maturities of these bonds are as follows:

As of December 31, 2012
(in millions of Ch$)
Due within 1 year	534,852
Due after 1 year but within 2 years	600,723
Due after 2 years but within 3 years	643,791
Due after 3 years but within 4 years	610,817
Due after 4 years but within 5 years	323,474
Due after 5 years	1,003,556
Total bonds	3,717,213

In 2012, the Bank placed bonds for UF 698,000, U.S.$ 1,085,990,000, Ch$ 55,600,000,000 and CNY 500,000,000, detailed as follows:

Series	Amount		Term	Issue rate	Issuance date	Issue amount		Maturity date
FD	UF	50,000	5 years	3.00% per annum simple	08-01-2010	UF	3,000,000	08-01-2015
E1	UF	362,000	5 years	3.00% per annum simple	02-01-2011	UF	4,000,000	02-01-2016
E3	UF	6,000	8.5 years	3.50% per annum simple	01-01-2011	UF	4,000,000	07-01-2019
E6	UF	280,000	10 years	3.50% per annum simple	04-01-2012	UF	4,000,000	04-01-2022

Total UF	UF	698,000

E4	Ch$	5,600,000,000	5 years	6.75% per annum simple	06-01-2011	Ch$	50,000,000,000	06-01-2016
E5	Ch$	25,000,000,000	10 years	6.30% per annum simple	12-01-2011	Ch$	25,000,000,000	12-01-2021
E7	Ch$	25,000,000,000	5 years	6.75% per annum simple	03-01-2012	Ch$	25,000,000,000	03-01-2017

Ch$ Total	Ch$	55,600,000,000

Senior bonds	U.S.$	250,000,000	2 years	Libor (3 months) + 200 bp	02-14-2012	U.S.$	250,000,000	02-14-2014
Zero-coupon bond	U.S.$	85,990,000	1 year	Libor (3 months) + 100 bp	08-29-2012	U.S.$	85,990,000	08-30-2013
Senior bonds	U.S.$	750,000,000	10 years	3.875% per annum simple	09-20-2012	U.S.$	750,000,000	09-20-2022

U.S.$ Total	U.S.$	1,085,990,000

CNY Bond	CNY	500,000,000	2 years	3.75% per annum simple	11-26-2012	CNY	500,000,000	11-26-2014

CNY Total	CNY	500,000,000

During the first quarter of 2012, the Bank performed a partial repurchase of bonds for CHF 45,000,000. During the second half of 2012, the Bank repurchased bonds in the amount of U.S.$ 53,500,000.

(d)  Subordinated bonds

The following table sets forth, at the dates indicated, the balances of our subordinated bonds. The following table sets forth, at the dates indicated, our issued subordinated bonds. The bonds are denominated principally in UFs or U.S. dollars, and are principally used to fund the Bank’s mortgage portfolio and are considered to be a part of our regulatory capital.

	As of December 31,
	2012	2011	2010
	(in millions of Ch$)
Subordinated bonds denominated in U.S.$	174,285	316,169	244,957
Subordinated bonds linked to the UF	551,705	545,702	441,118
Total subordinated bonds	725,990	861,871	686,075

The maturities of these bonds, which are considered long-term, are as follows.

As of December 31, 2012
(in millions of Ch$)
Due within 1 year	16,037
Due after 1 year but within 2 years	182,844
Due after 2 years but within 3 years	9,535
Due after 3 years but within 4 years	5,760
Due after 4 years but within 5 years	-
Due after 5 years	511,814
Total subordinated bonds	725,990

In 2012, the Bank did not issue subordinated bonds.

(e)  Foreign borrowings

These are short-term and long-term borrowings from foreign banks used to fund our foreign trade business. The maturities of these borrowings are as follows.

As of December 31, 2012
(in millions of Ch$)
Due within 1 year	1,272,994
Due after 1 year but within 2 years	164,611
Due after 2 years but within 3 years	-
Due after 3 years but within 4 years	-
Due after 5 years	-
Total loans from foreign financial institutions	1,437,605

(f)  Other obligations

Other obligations are summarized as follows:

As of December 31, 2012
MCh$

Long term obligations
Due after 1 years but within 2 years	3,897
Due after 2 years but within 3 years	2,501
Due after 3 years but within 4 years	3,090
Due after 4 years but within 5 years	2,937
Due after 5 years	78,851
Long-term financial obligations subtotals	91,276

Short term obligations:
Amounts due to credit card operators	70,410
Acceptance of letters of credit	1,683
Other long-term financial obligations, short-term portion	29,242
Short-term financial obligations subtotals	101,335

Other financial obligations totals	192,611

Other Off-Balance Sheet Arrangements and Commitments

In the ordinary course of our business, we are party to off-balance sheet transactions. These transactions expose us to credit risk in addition to amounts recognized in the consolidated financial statements. The most important off-balance sheet item is contingent loans. Contingent loans consist of guarantees granted by us in Ch$, UF and foreign currencies (principally U.S.$), unused letters of credit and commitments to extend credit such as overdraft protection and credit card lines of credit. Such commitments are agreements to lend to a customer at a future date, subject to the customer compliance with the contractual terms. Since a substantial portion of these commitments is expected to expire without being drawn upon, the total amount of commitments does not necessarily represent our actual future cash requirements. We use the same credit policies in making commitments to extend credit as we do for granting loans. In the opinion of our management, our outstanding off-balance sheet commitments do not represent an unusual credit risk.

The following table presents the Bank’s outstanding contingent loans as of December 31, 2012, 2011 and 2010:

	As of December 31,
	2012	2011	2010
	(in millions of Ch$)
Issued and documented letters of credit	199,420	184,649	209,532
Confirmed foreign letters of credit	113,878	52,889	85,739
Documented guarantees	1,046,114	920,986	898,751
Other guarantees	139,059	147,081	166,550
Subtotals	1,498,471	1,305,605	1,360,572
Lines of credit with immediate availability	4,933,335	4,673,525	4,832,359
Other irrevocable obligation	63,828	95,150	129,428
Totals	6,495,634	6,074,280	6,322,359

Asset and Liability Management

Please refer to “Item 11. Quantitative and Qualitative Disclosures about Market Risk” for information regarding our policies with respect to asset and liability management.

Capital Expenditures

The following table reflects capital expenditures in each of the three years ended December 31, 2012, 2011 and 2010:

	Year Ended December 31,
	2012	2011	2010
	(in millions of Ch$)
Land and Buildings	17,177	8,326	7,884
Machinery and Equipment	14,570	8,503	7,781
Furniture, Vehicles, Other(1)	4,991	9,860	3,336
Total	36,738	26,689	19,001

(1)	Includes assets ceded under operating leases.

The increase in capital expenditures in 2012 was mainly due to higher investments in IT hardware and software, and to refurbish branches.

F. Selected Statistical Information

The following information is included for analytical purposes and should be read in conjunction with our Audited Consolidated Financial Statements, as well as the discussion in this “Item 5. Item 5. Operating and Financial Review and Prospects.” The UF is linked to, and is adjusted daily to reflect changes in, the previous month’s Chilean consumer price index. See “Item 5. Operating and Financial Review and Prospects—C. Operating Results—Impact of Inflation.”

Average Balances, Income Earned from Interest-Earning Assets and Interest Paid on Interest-Bearing Liabilities

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

Foreign exchange gains or losses on foreign currency-denominated assets and liabilities are not included in interest income or expense. Similarly, interest on the available for sale investment portfolio does not include trading or mark-to-market gains or losses on these investments. Interest is not recognized on non-performing loans. Non-performing loans that are past-due for 90 days or less have been included in each of the various categories of loans, and therefore affect the various averages. Non-performing loans consist of loans as to which either principal or interest is past-due (i.e., non-accrual loans) and restructured loans earning no interest.

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

The following tables show, by currency of denomination, average balances and, where applicable, interest amounts and real rates for our assets and liabilities for the years ended December 31, 2012, 2011 and 2010.

	Year ended December 31,

	2012				2011				2010

	Average Balance	Interest Earned	Average Real Rate	Average Nominal Rate	Average Balance	Interest Earned	Average Real Rate	Average Nominal Rate	Average Balance	Interest Earned	Average Real Rate	Average Nominal Rate

	(in millions of Ch$, except for rate data)
ASSETS
Interest-earning assets Deposits in Central Bank
Ch$	528,682	18,346	2.0%	3.5%	497,897	16,005	(1.2%)	3.2%	433,176	6,411	(1.0%)	1.5%
UF	–	–	–%	–%	–	–	–%	–%	–	–	–%	–%
Foreign currencies	–	–	–%	–%	–	–	–%	–%	–	–	–%	–%

Subtotal	528,682	18,346	2.0%	3.5%	497,897	16,005	(1.2%)	3.2%	433,176	6,411	(1.0%)	1.5%

Financial investments
Ch$	1,593,870	82,257	3.6%	5.2%	1,704,483	71,129	(0.3%)	4.2%	1,055,225	25,439	(0.1%)	2.4%
UF	132,209	10,961	6.7%	8.3%	220,986	21,971	5.3%	9.9%	545,775	34,602	3.7%	6.3%
Foreign currencies	593,645	636	(9.5%)	0.1%	854,965	(25,201)	3.5%	(2.9%)	652,464	12,892	(8.0%)	2.0%

Subtotal	2,319,724	93,854	0.4%	4.0%	2,780,434	67,899	1.3%	2.5%	2,253,464	72,933	(1.5%)	3.2%

Commercial Loans
Ch$	4,874,036	559,194	9.8%	11.5%	4,491,613	409,074	4.5%	9.2%	4,024,823	313,063	5.1%	7.8%
UF	3,746,119	261,493	5.4%	7.0%	3,268,257	272,236	3.7%	8.4%	2,791,495	192,518	4.3%	6.9%
Foreign currencies	1,907,824	53,175	(7.0%)	2.8%	1,662,095	44,586	9.5%	2.7%	932,257	30,479	(6.8%)	3.3%

Subtotal	10,527,979	873,862	5.2%	8.3%	9,421,965	725,896	5.1%	7.8%	7,748,575	536,060	3.4%	6.9%

Consumer loans
Ch$	2,735,628	525,209	17.4%	19.2%	2,526,772	539,961	16.2%	21.4%	2,270,711	477,155	18.1%	21.0%
UF	120,620	11,570	8.0%	9.6%	96,286	9,722	5.4%	10.1%	97,905	8,209	5.7%	8.4%
Foreign currencies	16,009	–	(9.6%)	-%	14,374	–	6.6%	–%	10,446	–	(9.8%)	–%

Subtotal	2,872,257	536,779	16.9%	18.7%	2,637,432	549,683	15.8%	20.9%	2,379,062	485,364	17.5%	20.4%

Mortgage loans
Ch$	28,170	2,236	6.4%	7.9%	27,811	2,626	4.8%	9.4%	28,522	2,263	5.3%	7.9%
UF	5,157,859	363,496	5.5%	7.0%	4,800,402	397,408	3.7%	8.3%	4,293,315	301,864	4.4%	7.0%
Foreign currencies	–	–	-%	-%	–	–	–%	–%	–	–	–%	–%

Subtotal	5,186,029	365,732	5.5%	7.2%	4,828,213	400,034	3.7%	8.3%	4,321,837	304,127	4.4%	7.0%

Interbank Loans
Ch$	214	-	(1.5%)	-%	73,505	3,486	0.3%	4.7%	48,485	934	(0.6%)	1.9%
UF	–	–	-%	-%	–	–	–%	–%	–	–	–%	–%
Foreign currencies	129,581	790	(9.0%)	0.6%	5,206	–	6.6%	–%	1,229	–	(9.8%)	0.0%

Subtotal	129,795	790	(9.0%)	0.6%	78,711	3,486	0.7%	4.4%	49,714	934	(0.8%)	1.9%

Investments under agreements to resell
Ch$	2,580	163	4.8%	6.3%	23,993	3,678	10.4%	15.3%	44,969	6,256	11.1%	13.9%
UF	17,900	1,074	4.4%	6.0%	35,009	1,949	1.1%	5.6%	15,898	428	0.2%	2.7%
Foreign currencies	–	–	-%	-%	–	–	–%	–%	1,403	22	(8.4%)	1.6%

Subtotal	20,480	1,237	4.5%	6.0%	59,002	5,627	4.9%	9.5%	62,270	6,706	7.9%	10.8%

Threshold
Ch$	2	-	(1.5%)	-%	–	–	–%	–%	–	–	–%	–%
UF	-	-	-%	-%	–	–	–%	–%	–	–	–%	–%
Foreign currencies	35,142	353	(8.7%)	1.0%	51,385	105	6.8%	0.2%	231,385	448	(9.6%)	0.2%

Subtotal	35,144	353	(8.7%)	1.0%	51,385	105	6.8%	0.2%	231,385	448	(9.6%)	0.2%

Total interest-earning assets
Ch$	9,763,182	1,187,405	10.5%	12.2%	9,346,074	1,045,959	6.5%	11.2%	7,905,911	831,521	7.8%	10.5%
UF	9,174,707	648,594	5.5%	7.1%	8,420,940	703,286	3.7%	8.4%	7,744,388	537,621	4.3%	6.9%
Foreign currencies	2,682,201	54,954	(7.7%)	2.0%	2,588,025	19,490	7.4%	0.8%	1,829,184	43,841	(7.6%)	2.4%

Subtotal	21,620,090	1,890,953	6.1%	8.8%	20,355,039	1,768,735	5.5%	8.7%	17,479,483	1,412,983	4.6%	8.1%

	Year ended December 31,
	2012				2011				2010
	Average Balance	Interest Earned	Average Real Rate	Average Nominal Rate	Average Balance	Interest Earned	Average Real Rate	Average Nominal Rate	Average Balance	Interest Earned	Average Real Rate	Average Nominal Rate
	(in millions of Ch$, except for rate data)
ASSETS
Non-interest earning assets
Cash
Ch$	544,044	–	–	–	448,889	–	–	–	421,903	–	–	–
UF	–	–	–	–	–	–	–	–	–	–	–	–
Foreign currencies	17,304	–	–	–	16,275	–	–	–	13,484	–	–	–

Subtotal	561,348	–	–	–	465,164	–	–	–	435,387	–	–	–

Allowance for loan losses
Ch$	(582,581)	–	–	–	(535,656)	–	–	–	(444,122)	–	–	–
UF	–	–	–	–	–	–	–	–	–	–	–	–
Foreign currencies	–	–	–	–	–	–	–	–	–	–	–	–

Subtotal	(582,581)	–	–	–	(535,656)	–	–	–	(444,122)	–	–	–

Property, plant and equipment
Ch$	174,948	–	–	–	159,813	–	–	–	176,367	–	–	–
UF	–	–	–	–	40	–	–	–	–	–	–	–
Foreign currencies	–	–	–	–	–	–	–	–	–	–	–	–

Subtotal	174,948	–	–	–	159,853	–	–	–	176,367	–	–	–

Derivatives					–
Ch$	1,334,464	–	–	–	1,824,381	–	–	–	1,617,480	–	–	–
UF	–	–	–	–	(178,373)	–	–	–	(124,606)	–	–	–
Foreign currencies	(26,517)	–	–	–	(39,820)	–	–	–	(60,410)	–	–	–

Subtotal	1,307,947	–	–	–	1,606,188	–	–	–	1,432,464	–	–	–

Financial investments trading(1)
Ch$	185,018	–	–	–	203,886	–	–	–	90,605	–	–	–
UF	257,719	–	–	–	436,435	–	–	–	665,607	–	–	–
Foreign currencies	4	–	–	–	9,791	–	–	–	30,407	–	–	–

Subtotal	442,741	–	–	–	650,112	–	–	–	786,619	–	–	–

Other assets
Ch$	975,585	–	–	–	979,549	–	–	–	724,156	–	–	–
UF	69,937	–	–	–	100,291	–	–	–	66,279	–	–	–
Foreign currencies	526,419	–	–	–	353,179	–	–	–	201,062	–	–	–

Subtotal	1,571,941	–	–	–	1,433,019	–	–	–	991,497	–	–	–

Total non-interest earning assets
Ch$	2,631,478	–	–	–	3,080,862	–	–	–	2,586,389	–	–	–
UF	327,656	–	–	–	358,393	–	–	–	607,280	–	–	–
Foreign currencies	517,210	–	–	–	339,425	–	–	–	184,543	–	–	–

Total	3,476,344	–	–	–	3,778,680	–	–	–	3,378,212	–	–	–

TOTAL ASSETS
Ch$	12,394,660	1,187,405	–	–	12,426,936	1,045,959	–	–	10,492,300	831,521	–	–
UF	9,502,363	648,594	–	–	8,779,333	703,286	–	–	8,351,668	537,621	–	–
Foreign currencies	3,199,411	54,954	–	–	2,927,450	19,490	–	–	2,013,727	43,841	–	–

Total	25,096,434	1,890,953			24,133,719	1,768,735	–	–	20,857,695	1,412,983	–	–

	Year ended December 31,
	2012				2011				2010
	Average Balance	Interest Paid	Average Real Rate	Average Nominal Rate	Average Balance	Interest Paid	Average Real Rate	Average Nominal Rate	Average Balance	Interest Paid	Average Real Rate	Average Nominal Rate
	(in millions of Ch$, except for rate data)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Interest-bearing liabilities
Savings accounts
Ch$	1,015	2	(1.3%)	0.2%	1,092	3	(4.0%)	0.3%	1,103	3	(2.2%)	0.3%
UF	101,405	2,537	1.0%	2.5%	101,993	3,712	(0.8%)	3.6%	101,629	1,231	(1.3%)	1.2%
Foreign currencies	–	–	-%	-%	–	–	-%	-%	–	–	–%	–%

Subtotal	102,420	2,539	1.0%	2.5%	103,085	3,715	0.8%	3.6%	102,732	1,234	(1.3%)	1.2%

Time deposits
Ch$	6,383,384	384,895	4.5%	6.0%	5,187,931	288,282	1.1%	5.6%	3,914,178	89,808	(0.2%)	2.3%
UF	1,430,807	109,163	6.0%	7.6%	2,086,118	143,899	2.4%	6.9%	2,107,484	117,230	3.0%	5.6%
Foreign currencies	1,845,624	9,048	(9.1%)	0.5%	1,833,670	13,392	7.4%	0.7%	1,460,882	12,997	(9.0%)	0.9%

Subtotal	9,659,815	503,106	2.1%	5.2%	9,107,719	445,573	2.7%	4.9%	7,482,544	220,035	(1.0%)	3.0%

Central Bank borrowings
Ch$	4,070	218	3.8%	5.4%	2,094	177	3.8%	8.5%	302,807	1,648	(1.9%)	0.5%
UF	399	14	2.0%	3.5%	1,003	8	(3.5%)	0.8%	1,485	10	(1.8%)	0.7%
Foreign currencies	–	–	-%	-%	–	–	0.0%	0.0%	–	–	–%	–%

Subtotal	4,469	232	3.6%	5.2%	3,097	185	1.4%	6.0%	304,292	1,658	(1.9%)	0.5%

Repurchase agreements
Ch$	360,538	15,326	2.7%	4.3%	214,930	7,922	(0.7%)	3.7%	142,572	937	(1.8%)	0.7%
UF	-	-	-%	-%	18,564	808	(0.1%)	4.4%	51,516	1,437	0.3%	2.8%
Foreign currencies	8,800	73	(8.8%)	0.8%	15,680	31	6.8%	0.2%	2,631	3	(9.7%)	0.1%

Subtotal	369,338	15,399	2.4%	4.2%	249,174	8,761	(0.2%)	3.5%	196,719	2,377	(1.4%)	1.2%

Mortgage finance bonds
Ch$	–	–	-%	-%	–	–	0.0%	0.0%	–	–	–%	–%
UF	131,070	11,254	7.0%	8.6%	174,224	16,027	4.6%	9.2%	224,436	17,445	5.1%	7.8%
Foreign currencies	–	–	-%	-%	–	–	0.0%	0.0%	–	–	–%	–%

Subtotal	131,070	11,254	7.0%	8.6%	174,224	16,027	4.6%	9.2%	224,436	17,445	5.1%	7.8%

Other interest-bearing liabilities
Ch$	395,033	39,171	8.3%	9.9%	344,561	64,171	13.6%	18.6%	167,944	30,982	15.6%	18.4%
UF	2,570,059	157,727	4.6%	6.1%	2,427,992	223,895	4.6%	9.2%	2,086,698	155,009	4.8%	7.4%
Foreign currencies	2,962,801	118,791	(5.9%)	4.0%	3,355,499	34,108	7.7%	1.0%	2,871,953	44,524	(8.4%)	1.6%

Subtotal	5,927,893	315,689	(0.4%)	5.3%	6,128,052	322,174	6.8%	5.2%	5,126,595	230,515	(2.2%)	4.5%

Total interest-bearing liabilities
Ch$	7,144,040	439,612	4.6%	6.2%	5,750,608	360,555	1.8%	6.3%	4,528,604	123,378	0.2%	2.7%
UF	4,233,740	280,695	5.1%	6.6%	4,809,894	388,349	3.5%	8.1%	4,573,248	292,362	3.8%	6.4%
Foreign currencies	4,817,225	127,912	(7.2%)	2.7%	5,204,849	47,531	7.6%	0.9%	4,335,466	57,524	(8.6%)	1.3%

Total	16,195,005	848,219	1.2%	5.3%	15,765,351	796,435	4.2%	5.1%	13,437,318	473,264	(1.4%)	3.5%

	Year ended December 31,
	2012				2011				2010
	Average Balance	Interest Paid	Average Real Rate	Average Nominal Rate	Average Balance	Interest Paid	Average Real Rate	Average Nominal Rate	Average Balance	Interest Paid	Average Real Rate	Average Nominal Rate
	(in millions of Ch$, except for rate data)
NON-INTEREST-BEARING LIABILITIES
Non-interest bearing demand deposits
Ch$	4,150,121	–	–	–	3,546,165	–	–	–	3,132,540	–	–	–
UF	23,047	–	–	–	17,115	–	–	–	15,226	–	–	–
Foreign currencies	4,264	–	–	–	12,264	–	–	–	4,747	–	–	–

Subtotal	4,177,432	–	–	–	3,575,544	–	–	–	3,152,513	–	–	–

Derivatives
Ch$	1,140,913	–	–	–	1,389,878	–	–	–	1,094,480	–	–	–
UF	–	–	–	–	35,145	–	–	–	115,981	–	–	–
Foreign currencies	256	–	–	–	32.615	–	–	–	112,700	–	–	–

Subtotal	1,141,169	–	–	–	1,457,638	–	–	–	1,323,161	–	–	–

Other non-interest-bearing liabilities
Ch$	621,920	–	–	–	637,053	–	–	–	526,376	–	–	–
UF	204,532	–	–	–	279,367	–	–	–	350,588	–	–	–
Foreign currencies	568,660	–	–	–	424,279	–	–	–	315,410	–	–	–

Subtotal	1,395,112	–	–	–	1,340,699	–	–	–	1,192,374	–	–	–

Shareholders’ Equity
Ch$	2,187,716	–	–	–	1,994,487	–	–	–	1,752,329	–	–	–
UF	–	–		–	–	–		–	–	–	–	–
Foreign currencies	–	–	–	–	–	–	–	–	–	–	–	–

Subtotal	2,187,716	–	–	–	1,994,487	–	–	–	1,752,329	–	–	–

Total non-interest-bearing liabilities and shareholder’s equity
Ch$	8,100,670	–	–	–	7,567,583	–	–	–	6,505,725	–	–	–
UF	227,579	–	–	–	331,627	–	–	–	481,795	–	–	–
Foreign currencies	573,180	–	–	–	469,158	–	–	–	432,857	–	–	–

Subtotal	8,901,429	–	–	–	8,368,368	–	–	–	7,420,377	–	–	–

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY
Ch$	15,244,710	439,612	–	–	13,318,191	360,555	–	–	11,034,329	123,378	–	–
UF	4,461,319	280,695	–	–	5,141,521	388,349	–	–	5,055,043	292,362	–	–
Foreign currencies	5,390,405	127,912	–	–	5,674,007	47,531	–	–	4,768,323	57,524	–	–

Total	25,096,434	848,219	–		24,133,719	796,435	–	–	20,857,695	473,264	–	–

Changes in Net Interest Revenue and Interest Expense: Volume and Rate Analysis

The following table allocates, by currency of denomination, changes in our net interest revenue and interest expense between changes in the average volume of interest-earning assets and interest-bearing liabilities and changes in their respective nominal interest rates for 2012 compared to 2011 and 2011 compared to 2010. Volume and rate variances have been calculated based on movements in average balances over the period and changes in nominal interest rates on average interest-earning assets and average interest-bearing liabilities.

	Increase (Decrease) from 2011 to 2012 Due to Changes in				Increase (Decrease) from 2010 to 2011 Due to Changes in
				Net Change				Net Change
	Volume	Rate	Rate and Volume	from 2011 to 2012	Volume	Rate	Rate and Volume	from 2010 to 2011
ASSETS
Interest-earning assets
Deposits in Central Bank
Ch$	937	1,369	35	2,341	1,024	7,417	1,153	9,594
UF	–	–	–	–	–	–	–	–
Foreign currencies	–	–	–	–	–	–	–	–

Total	937	1,369	35	2,341	1,024	7,417	1,153	9,594

Financial investments
Ch$	(4,824)	17,296	(1,344)	11,128	15,391	18,803	11,496	45,690
UF	(8,824)	(3,571)	1,385	(11,010)	(20,503)	19,606	(11,734)	(12,631)
Foreign currencies	7,717	26,070	(7,950)	25,837	3,967	(32,053)	(10,007)	(38,093)

Total	(5,931)	39,795	(7,909)	25,955	(1,145)	6,356	(10,245)	(5,034)

Commercial loans
Ch$	39,470	98,926	11,724	150,120	35,316	55,254	5,441	96,011
UF	40,661	(45,235)	(6,169)	(10,743)	32,163	41,139	6,416	79,718
Foreign currencies	6,650	1,677	262	8,589	24,085	(5,594)	(4,384)	14,107

Total	86,781	55,368	5,817	147,966	91,564	90,799	7,473	189,836

Consumer loans
Ch$	44,621	(54,832)	(4,541)	(14,752)	53,415	8,725	666	62,806
UF	2,454	(482)	(124)	1,848	(132)	1,669	(24)	1,513
Foreign currencies	–	–	–	–	–	–	–	–

	Increase (Decrease) from 2011 to 2012 Due to Changes in				Increase (Decrease) from 2010 to 2011 Due to Changes in
				Net Change				Net Change
	Volume	Rate	Rate and Volume	from 2011 to 2012	Volume	Rate	Rate and Volume	from 2010 to 2011
Total	47,075	(55,314)	(4,665)	(12,904)	53,283	10,394	642	64,319

Mortgage loans
Ch$	33	(418)	(5)	(390)	(56)	428	(9)	363
UF	30,826	(61,248)	(3,490)	(33,912)	34,711	55,027	5,806	95,544
Foreign currencies	–	–	–	–	–	–	–	–

Total	30,859	(61,666)	(3,495)	(34,302)	34,655	55,455	5,797	95,907

Interbank loans
Ch$	(3,476)	(3,486)	3,476	(3,486)	481	1,364	707	2,552
UF	–	–	–	–	–	–	–	–
Foreign currencies	4	35	751	790	–	–	–	–

Total	(3,472)	(3,451)	4,227	(2,696)	481	1,364	707	2,552

Investments Under Agreements to Resell
Ch$	(3,278)	(2,161)	1,924	(3,515)	(2,916)	630	(292)	(2,578)
UF	(954)	144	(65)	(875)	513	458	550	1,521
Foreign currencies	–	–	–	–	(22)	(22)	22	(22)

Total	(4,232)	(2,017)	1,859	(4,390)	(2,425)	1,066	280	(1,079)

Threshold
Ch$	–	–	-	-	–	–	–	–
UF	–	–	–	–	–	–	–	–
Foreign currencies	(33)	411	(130)	248	(343)	–	–	(343)

Total	(33)	411	(130)	248	(343)	–	–	(343)

Total interest-earning assets
Ch$	73,483	56,694	11,268	141,446	102,655	92,621	19,162	214,438
UF	64,163	(110,392)	(8,463)	(54,692)	46,752	117,899	1,014	165,665
Foreign currencies	14,338	28,193	(7,067)	35,464	27,687	(37,669)	(14,369)	(24,351)

Total	151,984	(25,505)	(4,262)	122,218	177,094	172,851	5,807	355,752

	Increase (Decrease) from 2011 to 2012 Due to Changes in				Increase (Decrease) from 2010 to 2011 Due to Changes in
				Net Change				Net Change
	Volume	Rate	Rate and Volume	from 2011 to 2012	Volume	Rate	Rate and Volume	from 2010 to 2011
LIABILITIES
Interest-bearing liabilities
Savings accounts
Ch$	–	(1)	–	(1)	–	–	–	–
UF	(34)	(1,135)	(6)	(1,175)	13	2,449	19	2,481
Foreign currencies	–	–	–	–	–	–	–	–

Total	(34)	(1,136)	(6)	(1,176)	13	2,449	19	2,481

Time deposits
Ch$	68,323	22,130	6,160	96,613	28,622	128,493	41,359	198,474
UF	(45,061)	14,758	(4,433)	(34,736)	(948)	27,646	(29)	26,669
Foreign currencies	(162)	(3,913)	(269)	(4,344)	3,591	(2,686)	(510)	395

Total	23,100	32,975	1,458	57,533	31,265	153,453	40,820	225,538

Central Bank borrowings
Ch$	167	(65)	(61)	41	(1,549)	24,180	(24,102)	(1,471)
UF	(5)	27	(16)	6	(3)	1	–	(2)
Foreign currencies	–	–	–	–	–	–	–	–

Total	162	(38)	(77)	47	(1,552)	24,181	(24,102)	(1,473)

Repurchase agreements
Ch$	5,338	1,241	825	7,404	517	4,287	2,181	6,985
UF	(814)	(814)	820	(808)	(924)	823	(528)	(629)
Foreign currencies	(13)	95	(40)	42	13	3	12	28

Total	4,511	522	1,605	6,638	(394)	5,113	1,665	6,384

Mortgage finance bonds
Ch$	–	–	–	–	–	–	–	–
UF	(3,976)	(1,051)	254	(4,773)	(3,898)	3,162	(682)	(1,418)

	Increase (Decrease) from 2011 to 2012 Due to Changes in				Increase (Decrease) from 2010 to 2011 Due to Changes in
				Net Change				Net Change
	Volume	Rate	Rate and Volume	from 2011 to 2012	Volume	Rate	Rate and Volume	from 2010 to 2011
Foreign currencies	–	–	–	–	–	–	–	–

Total	(3,976)	(1,051)	254	(4,773)	(3,898)	3,162	(682)	(1,418)

Other interest-bearing liabilities
Ch$	9,381	(29,984)	(4,397)	(25,000)	32,498	336	355	33,189
UF	13,215	(75,123)	(4,260)	(66,168)	25,232	37,536	6,118	68,886
Foreign currencies	(4,018)	100,574	(11,873)	84,683	8,397	(16,572)	(2,241)	(10,416)

Total	18,578	(4,533)	(20,530)	(6,485)	66,127	21,300	4,232	91,659

Total interest-bearing liabilities
Ch$	83,209	(6,679)	2,527	79,057	60,088	157,296	19,793	237,177
UF	(36,675)	(63,338)	(7,641)	(107,654)	19,472	71,617	4,898	95,987
Foreign currencies	(4,193)	96,756	(12,182)	80,381	12,001	(19,255)	(2,739)	(9,993)

Total	42,341	26,739	(17,296)	51,784	91,561	209,658	21,952	323,171

Interest-Earning Assets: Net Interest Margin

The following table analyzes, by currency of denomination, the levels of average interest-earning assets and net interest earned by Santander-Chile, and illustrates the comparative net interest margins obtained, for each of the years indicated in the table.

	Year ended December 31,
	2012	2011	2010
	(in millions of Ch$)
Total average interest-earning assets
Ch$	9,763,182	9,346,074	7,905,911
UF	9,174,707	8,420,940	7,744,388
Foreign currencies	2,682,201	2,588,025	1,829,184

Total	21,620,090	20,355,039	17,479,483

Net interest earned (1)
Ch$	747,793	685,404	708,143
UF	367,899	314,937	245,259
Foreign currencies	(72,958)	(28,041)	(13,683)

Total	1,042,734	972,300	939,719

Net interest margin (2)
Ch$	7.7%	7.3%	9.0%
UF	4.0%	3.7%	3.2%
Foreign currencies	(2.7%)	(1.1%)	(0.7%)

Total	4.8%	4.8%	5.4%

(1)	Net interest earned is defined as interest revenue earned less interest expense incurred.

(2)	Net interest margin is defined as net interest earned divided by total average interest-earning assets.

Return on Equity and Assets; Dividend Payout

The following table presents certain information and selected financial ratios for Santander-Chile for the years indicated.

	Year ended December 31,
	2012	2011	2010
	(Ch$ million)
Net income	361,118	406,664	507,472
Net income attributable to shareholders	356,493	401,733	505,393
Average total assets	25,096,434	24,133,719	20,857,695
Average equity	2,187,716	1,994,487	1,752,329
Net income as a percentage of:
Average total assets	1.4%	1.7%	2.4%
Average equity	16.5%	20.4%	29.0%
Average equity as a percentage of:
Average total assets	8.7%	8.3%	8.4%
Cash dividend (1)	232,780	261,051	286,294
Dividend payout ratio, based on net income attributable to shareholders (1)	65.3%	65.0%	56.6%

(1)	Cash dividend for 2012 represents cash dividend approved by shareholders on April 29, 2013.

The following table presents dividends declared and paid by us in nominal terms in the following years:

Year	Dividend Ch$ mn (1)	Per share Ch$/share (2)	Per ADR Ch$/ADR (3)	% over earnings (4)	% over earnings (5)
2009	213,295	1.13	1,176.00	65	52
2010	258,752	1.37	1,426.63	60	60
2011	286,294	1.52	1,578.48	60	57
2012	261,051	1.39	1,439.09	60	65
2013 (6)	232,780	1.24	494.10	60	65

(1)	Millions of nominal pesos.

(2)	Calculated on the basis of 188,446 million shares.

(3)	Calculated on the basis of 1,039 shares per ADS for the periods from 2009-2012. In 2013, it is calculated on the basis of 400 shares per ADS.

(4)	Calculated by dividing dividend paid in the year by net income attributable to shareholders for the previous year under Chilean GAAP.

(5)	Calculated by dividing dividend paid in the year by net income attributable to shareholders for the previous year under IFRS.

(6)	Dividend for 2012 approved by shareholders on April 29, 2013.

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

	As of December 31,
	2012	2011	2010	2009	2008
	(in millions of Ch$)
Commercial Loans:
Commercial loans	7,316,417	6,602,372	6,107,117	5,489,595	5,475,455
Foreign trade loans	1,270,423	1,042,024	783,552	636,328	1,459,184
Draft loans	205,355	132,383	67,956	92,911	121,400
Factoring transactions	322,242	188,630	206,140	130,272	323,136
Leasing transactions	1,277,555	1,237,675	1,122,916	964,698	965,094
Other loans and accounts receivable	97,029	84,501	17,948	10,958	11,591
Subtotal	10,489,021	9,287,585	8,305,629	7,324,762	8,355,860

	As of December 31,
	2012	2011	2010	2009	2008
	(in millions of Ch$)

Mortgage loans:
Mortgage mutual loans	46,105	71,878	184,364	175,592	228,722
Mortgage finance bond backed loans	92,204	113,858	138,094	199,139	197,305
Other mortgage mutual loans	5,133,272	4,929,927	4,328,679	3,784,322	3,554,529
Subtotal	5,271,581	5,115,663	4,651,137	4,159,053	3,980,556

Consumer loans:
Installment consumer loans	1,857,657	1,808,594	1,604,603	1,378,044	1,347,142
Credit card loans	1,054,473	920,852	794,216	586,937	582,593
Consumer leasing contracts	3,688	3,727	3,735	3,835	4,865
Other consumer loans	199,659	210,673	298,236	275,233	314,538
Subtotal	3,115,477	2,943,846	2,700,790	2,244,049	2,249,138

Subtotal Loans to customers	18,876,079	17,347,094	15,657,556	13,727,864	14,585,554

Interbank loans	90,573	87,688	69,726	23,412	95,534

Total	18,966,652	17,434,782	15,727,282	13,751,276	14,681,088

The loan categories are as follows:

Commercial loans

Commercial loans are long-term and short-term loans, including checking overdraft lines for companies, granted in Chilean pesos, inflation linked, U.S.$ linked or denominated in U.S.$. The interest on these loans is fixed or variable and is used primarily to finance working capital or investments. General commercial loans also include factoring operations.

Foreign trade loans are fixed rate, short-term loans made in foreign currencies (principally U.S.$) to finance imports and exports.

Draft loans mainly include mortgage loans (fixed and variable rate) that are inflation-indexed long-term loans with monthly payments of principal and interest secured by a real property mortgage. These loans can be endorsed to a third party.

Factoring transactions mainly include short-term loans to companies with a fixed monthly nominal rate backed by a company invoice.

Leasing transactions are agreements for the financial leasing of capital equipment and other property.

Other loans and accounts receivable loans include other loans and accounts payable.

Mortgage loans

Mortgage mutual loans mainly include mortgage loans (fixed and variable rate) that are inflation-indexed long-term loans with monthly payments of principal and interest secured by a real property mortgage. These are financed by issuing mortgage bonds.

Mortgage finance bond backed loans are inflation-indexed, fixed or variable rate, long-term loans with monthly payments of principal and interest secured by a real property mortgage that are financed with mortgage finance bonds. At the time of approval, these types of mortgage loans cannot be more than 75% of the lower of the purchase price or the appraised value of the mortgaged property or such loan will be classified as a commercial loan. Mortgage bonds are our general obligations, and we are liable for all principal and accrued interest on such bonds. In addition, if the issuer of a mortgage finance bond becomes insolvent, the General Banking Law’s liquidation procedures provide that these types of mortgage loans with their corresponding mortgage bonds shall be auctioned as a unit and the acquirer must continue paying the mortgage finance bonds under the same conditions as the original issuer.

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

Other loans and accounts receivable from customers include draft lines for individuals.

Non-client loans

Interbank loans are fixed rate, short-term loans to financial institutions that operate in Chile.

Maturity and Interest Rate Sensitivity of Loans

The following table sets forth an analysis by type and time remaining to maturity of our loans at December 31, 2012.

	Due in 1 year or less	Due after 1 year through 5 years	Due after 5 years	Total balance at December 31, 2012
	(in millions of Ch$)
General commercial loans	3,950,356	2,671,825	1,396,377	8,018,558
Foreign trade loans	1,037,141	105,700	41,711	1,184,552
Leasing contracts	325,516	590,707	358,240	1,274,463
Other outstanding loans	11,448	-	-	11,448
Subtotal commercial loans	5,324,461	3,368,232	1,796,328	10,489,021
Residential loans backed by mortgage bonds	20,993	59,695	32,826	113,514
Other residential mortgage loans	234,709	962,999	3,960,359	5,158,067
Subtotal residential mortgage loans	255,702	1,022,694	3,993,185	5,271,581
Consumer loans	1,432,201	1,534,174	149,102	3,115,477
Subtotal	7,012,364	5,925,100	5,938,615	18,876,079
Interbank loans	90,573	-	0	90,573
Total loans	7,102,937	5,925,100	5,938,615	18,966,652

The following tables present the interest rate sensitivity of outstanding loans due after one year as of December 31, 2012. See also “Item 5. Operating and Financial Review and Prospects—C. Operating Results—Interest Rates.”

As of December 31, 2012
(in millions of Ch$)
Variable Rate
Ch$	6,393
UF	1,944,807
Foreign currencies
Subtotal	1,951,200
Fixed Rate
Ch$	3,345,927
UF	6,039,808
Foreign currencies	600,077
Subtotal	9,985,812
Total	11,937,012

Loans by Economic Activity

The following table sets forth, at the dates indicated, an analysis of our client loan portfolio based on the borrower’s principal economic activity and geographic distribution. Loans to individuals for business purposes are allocated to their economic activity.

	Domestic loans (*) as of December 31,					Foreign loans (**) as of December 31,
	2012	2011	2010	2009	2008	2012	2011	2010	2009	2008
	(in millions of Ch$)					(in millions of Ch$)
Commercial loans
Manufacturing	1,014,777	834,011	838,324	640,395	937,305	–	–	–	–	–
Mining	292,217	266,442	106,119	67,057	323,269	–	–	–	–	–
Electricity, gas and water	337,269	221,039	149,907	144,386	207,542	–	–	–	–	–
Agriculture and livestock	770,558	760,527	679,159	610,909	647,897	–	–	–	–	–
Forestry	120,002	89,353	84,375	71,085	88,554	–	–	–	–	–
Fishing	188,803	144,162	133,930	127,025	170,934	–	–	–	–	–
Transport	511,407	473,414	449,508	362,508	423,856	–	–	–	–	–
Communications	179,544	252,528	214,881	164,077	192,750	–	–	–	–	–
Construction	1,130,194	980,797	839,316	817,293	887,391	–	–	–	–	–
Commerce	2,396,428	1,916,400	1,732,800	1,650,903	2,219,987	90,546	87,041	69,709	23,409	95,534
Services	400,716	384,061	358,314	288,256	395,840	–	–	–	–	–
Other	3,147,133	2,965,498	2,719,013	2,380,871	1,860,535	–	–	–	–	–
Subtotal	10,489,048	9,288,232	8,305,646	7,324,765	8,355,860	90,546	87,041	69,709	23,409	95,534
Mortgage loans	5,271,581	5,115,663	4,651,137	4,159,053	3,980,556	–	–	–	–	–
Consumer loans	3,115,477	2,943,846	2,700,790	2,244,049	2,249,138	–	–	–	–	–
Total	18,876,106	17,347,741	15,657,573	13,727,867	14,585,554	90,546	87,041	69,709	23,409	95,534

(*)	Domestic loans are loans to individuals and companies domiciled in Chile. As of December 31, 2012, these include domestic interbank loans for Ch$27 million (Ch$647 million as of December 31, 2011).

(**)	Includes foreign interbank loans for Ch$90,546 million as of December 31, 2012 (Ch$87,041 million as of December 31, 2011).

	Total loans as of December 31,					% of total loans as of December 31,
	2012	2011	2010	2009	2008	2012	2011	2010	2009	2008
	(in millions of Ch$)					(in millions of Ch$)
Commercial loans
Manufacturing	1,014,777	834,011	838,324	640,395	937,305	5.35%	4.78%	5.33%	4.66%	6.39%
Mining	292,217	266,442	106,119	67,057	323,269	1.54%	1.53%	0.67%	0.49%	2.21%
Electricity, gas and water	337,269	221,039	149,907	144,386	207,542	1.78%	1.27%	0.95%	1.05%	1.41%
Agriculture and livestock	770,558	760,527	679,159	610,909	647,897	4.06%	4.36%	4.32%	4.44%	4.40%
Forestry	120,002	89,353	84,375	71,085	88,554	0.63%	0.51%	0.54%	0.52%	0.60%
Fishing	188,803	144,162	133,930	127,025	170,934	1.00%	0.83%	0.85%	0.93%	1.16%
Transport	511,407	473,414	449,508	362,508	423,856	2.70%	2.72%	2.86%	2.64%	2.89%
Communications	179,544	252,528	214,881	164,077	192,750	0.95%	1.45%	1.37%	1.20%	1.31%
Construction	1,130,194	980,797	839,316	817,293	887,391	5.96%	5.63%	5.34%	5.95%	6.04%
Commerce	2,486,974	2,003,441	1,802,509	1,674,312	2,315,521	13.11%	11.49%	11.46%	12.03%	15.78%
Services	400,716	384,061	358,314	288,256	395,840	2.11%	2.20%	2.28%	2.10%	2.70%
Other	3,147,133	2,965,498	2,719,013	2,380,871	1,860,535	16.59%	17.00%	17.29%	17.34%	12.68%
Subtotal	10,579,594	9,375,273	8,375,355	7,348,174	8,451,394	55.78%	53.77%	53.26%	53.35%	57.57%
Mortgage loans	5,271,581	5,115,663	4,651,137	4,159,053	3,980,556	27.79%	29.35%	29.57%	30.30%	27.11%
Consumer loans	3,115,477	2,943,846	2,700,790	2,244,049	2,249,138	16.43%	16.88%	17.17%	16.35%	15.32%
Total	18,966,652	17,434,782	15,727,282	13,751,276	14,681,088	100.00%	100.00%	100.00%	100.00%	100.00%

Foreign Assets and Loans

Santander-Chile’s Asset and Liability Committee, or ALCO, is responsible for determining the maximum foreign country exposure the Bank is permitted to have. The ALCO has determined that the total foreign country exposure cannot be greater than 1-time regulatory capital. To determine this, each country is classified using a ranking system from 1 to 6 based on the definition promulgated by the SBIF, in which the main consideration is the international rating of each country. The ALCO has also set a higher limit if the foreign exposure is to related parties. As of December 31, 2012, the Bank’s foreign exposure, including the estimate of counterparty risk in our derivatives portfolio, was U.S.$1,275 million, or 2.5% of our assets.

We include additional detail below regarding our exposure to Spain and Italy, given that these countries are rated above 1 and that our exposure to these countries is the largest among the non-1 categories. We have no sovereign exposure to Spain and Italy. As of December 31, 2012, the exposure to Italy and Spain, including the fair value of derivative assets, was as follows:

Country	Classification	Derivative Assets (Fair Value)	Deposits	Loans	Financial investments	Total Exposure
		(millions of U.S.$)
Spain	2	235.0*	24.5	–	–	259.5
Italy	2	(0.4)	4.6	–	–	4.2
Total		234.6	29.1	–	–	263.7

(*)	The full amount of this exposure to derivatives must be offset daily with cash collateral and therefore the net credit exposure is U.S.$0.

Our intergroup exposure to Spain is as follows.

Counterparty	Country	Derivative Assets (Fair Value)	Deposits	Loans	Financial investments	Total Exposure
		(millions of U.S.$)
Santander Spain**	Spain	235.0*	24.5	–	–	259.5

(*)	The full amount of this exposure to derivatives must be offset daily with cash collateral and therefore, the net credit exposure is U.S.$0.

(**)	We include our exposure to Santander Spain’s branches in New York and Hong Kong as exposure to Spain.

As of December 31, 2012, we had no applicable sovereign exposure, no unfunded exposure, no credit default protection and no current developments.

Credit Approval

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

Santander-Chile’s governance rules have established the existence of two high-level committees to monitor and control credit risks: the Executive Credit Committee and the Risk Committee. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—A. Credit Risk” for more information.

The following table lists our committees from which credit approval is required depending on total risk exposure for loans evaluated on an individual basis. Each committee includes commercial personnel, though any committee’s decision must be unanimous.

Approved By	Maximum approval (thousands of U.S.$)
Executive Credit Committee	>40,000
Loan Credit Committee	40,000
Business Segment Committee	8,000-10,000
Large companies	10,000
Real estate sector	10,000
Medium-sized companies	8,000
Regional Committee	5,000
Branch Committee	300
Companies	300
Mortgage	120
Persons	30

We also have a department designated to monitor the quality of the loan portfolio on a continuous basis. The purpose of this special supervision is to maintain constant scrutiny over the portions of the portfolio that represent the greatest risk and to anticipate any deterioration. Based on this ongoing review of the loan portfolio, we believe that we are able to detect potentially problematic loans and make a decision on a client’s status. This includes measures such as reducing or extinguishing a loan, or requiring better collateral from the client. The control systems require that these loans be reviewed at least three times per year for those clients in the lowest category of credit watch.

Credit Approval: Commercial loans

In preparing a credit proposal for a commercial client whose loans are approved on an individual basis, Santander-Chile’s personnel verifies such parameters as debt servicing capacity (typically including projected cash flows), the company’s financial history and projections for the economic sector in which it operates. The Risk Division is closely involved in this process, and prepares the credit application for the client. All proposals contain an analysis of the client’s strengths and weaknesses, a rating and a recommendation. Credit limits are determined not on the basis of outstanding balances of individual clients, but on the direct and indirect credit risk of entire financial groups. For example, a corporation will be evaluated together with its subsidiaries and affiliates.

Credit Approval: Individuals and SMEs

The majority of loans to individuals and small and mid-sized companies are approved by the Standardized Risk Area through an automated credit scoring system. This system is decentralized, automated and based on multiple parameters, including demographic and relating to credit behavior from external sources and the SBIF. As of December 31, 2012, in consumer lending, 93% of loan application decisions were performed by this credit scoring model. The approval rate was 74% and the percentage of loans approved that were initially rejected by the credit scoring system was 2%. In mortgage lending, the rate of approvals performed by the credit scoring model was 92% of loan applications in 2012, and the approval rate was 79% and the percentage of loan approved that were initially rejected by the credit scoring system was 5%. For commercial loans analyzed on a group basis, 90% of the credit decisions were decided by the credit scoring model and the percentage of loans approved initially rejected by the scoring model was 4%.

Our loan approval process and credit scoring models utilize providers of external information regarding the credit behavior of our existing and new clients. In February 2012, the Ley de Dicom was passed. The Dicom database is a privately-run negative credit bureau database that stores an individual’s negative credit history for the past five years. This includes all past-due bank obligations, utilities bills and credit with retailers, bounced checks, past-due student loans and other past-due obligations. This law, on a one-time basis, permanently eliminated from the Dicom database clients with negative credit history of Ch$2,400,000 (U.S.$4,800) or less. Before the Ley de Dicom was passed, 4.8 million names were listed in the Dicom database, and after its enactment, 2.3 million names were removed from the database. We estimate that 34% of all names of individuals originally removed from the Dicom database were back on by December 2012, and, therefore, we believe that the level of reliability of the Dicom database will be eventually restored. As of February 2012, the percentage of our loan portfolio to debtors that owed less than U.S.$4,800 was 4%. The enactment of the Ley de Dicom resulted in the removal of the names of 282,047 clients of the Bank from the Dicom, or 8% of our total clients. This also resulted in greater charge offs and provisions in consumer lending. The information contained in the Dicom database is an important input in our credit approval process. The enactment of the Ley de Dicom was addressed in the following manner:

—

As payment behavior worsened, client profiles in our consumer loan provisioning model were automatically switched, and a greater allowance for loan losses was set aside. The most important element in determining the estimated incurred loss is payment history with the Bank, and this information is still available. Payment history with non-bank institutions has only a minor impact on the determination of our consumer loans loss allowance. Therefore, the enactment of the Ley de Dicom did not result in an insufficient allowance for loan losses and had no significant impact on our loan loss allowance process. However, the enactment of the law no doubt had an impact on asset quality, as it triggered an increase in non-performance, since negative credit history permanently eliminated from the Dicom database cannot be reported again in the database in the future, which is an incentive not to pay any debt permanently eliminated from the database.

—

The passing of the Ley de Dicom caused us to rethink internally our retail banking strategy by forcing us to emphasize growth in middle-high income clients and restricting growth in middle-low income clients. It also led to important changes to our credit approval policies. Since the Dicom database was an important input to our admission credit scoring models, the passing of the Ley de Dicom affected our ability to evaluate the credit risk of a potential new client, especially those with no registered positive credit behavior in the regulated banking system. The SBIF, also runs a credit database, the SBIF database, which contains information about individual indebtedness levels and payment history in the regulated banking system, but which excludes information on indebtedness to non-banks, such as department stores. In Chile, we estimate that 30%-40% of all consumer credit is given by non-banks, mainly department stores with their own private-label credit cards, credit unions and cajas de compensación, which are not-for-profit entities that manage welfare payments in Chile, and payroll loans. Department stores, credit unions and cajas de compensación, which are not supervised by the SBIF, do not provide positive information of the indebtedness of their clients, but do report clients to the Dicom database if they have defaulted. Therefore, for the segments of the Bank that competed with the non-banks in the consumer loan market, the credit scoring process for new loan approval became less robust after the enactment of the Ley de Dicom. As a result, we implemented a series of measures in our credit approval models, the most important ones being:

—

Restrictions on credit approval of prospective non-bank clients: We now only consider for credit approval prospective clients with a direct deposit of their payroll to a Santander bank account and six months of positive credit history reflected in the SBIF database, with the exception of new college graduates from select universities, in whose case the positive credit history requirement is waived.

—

Reduction in initial loan amounts that can be approved by our credit scoring model for prospective clients until uniform information on credit history with regulated banks and non-banks is available: We expect in 2013 or 2014 for legislation to be passed by the Chilean Congress that will give greater powers to the SBIF to regulate the larger non-bank providers of consumer credit and the development of a unified credit bureau administered by the SBIF, but no assurance can be given as to when and if this will be approved by Congress.

However, the enactment of the Ley de Dicom did not prevent the Bank from utilizing older internal databases with similar information for credit scoring and approval, and this mitigated the negative impact on credit scoring internally. These older internal databases have very similar information to the Dicom database, but it still is more difficult for the Bank to know if a client has negative credit history that was eliminated from the Dicom database in February 2012.

Classification of Loan Portfolio

Loans are divided into: (i) consumer loans (including loans granted to individuals for the purpose of financing the acquisition of consumer goods or payment of services); (ii) residential mortgage loans (including loans granted to individuals for the acquisition, construction or repair of residential real estate, in which the value of the property covers at least 100% of the amount of the loan); and (iii) commercial loans (including all loans other than consumer loans and residential mortgage loans). The models and methods used to classify our loan portfolio and establish credit loss allowances must follow the following guiding principles, which have been approved by our Board of Directors.

Loans analyzed on an individual basis

For large loans, the Bank uses internal models to assign a risk category level to each borrower and its respective loans. We consider the following risk factors: industry or sector of the borrower, owners or managers of the borrower, the borrower’s financial situation, the borrower’s payment capacity and the borrower’s payment behavior to calculate the estimated incurred loan loss. Through these categories, we differentiate the normal loan portfolio from the impaired one.

These are our risk categories:

1. Debtors may be classified in risk categories A1, A2, A3 or B if they are current on their payment obligations and show no sign of deterioration in their credit quality. B debtors differ from those in the A categories because of a certain history of late payments. The A categories are distinguished by differed PNPs (as defined below).

2. Debtors may be classified as C1, C2, C3, C4, D1 or D2 if they have loans with us that have been charged off or are administered by our Recovery Unit, or classified as Precontenciosos (PRECO or Deteriorated).

For loans classified as A1, A2, A3 and B, we assign a specific provision level on an individual basis to each borrower and, therefore, the amount of loan loss allowance is determined on a case-by-case basis.

Estimated Incurred Loan Loss = Loan Loss Allowance

The estimated incurred loan loss is obtained by multiplying all risk factors defined in the following equation:

EIL = EXP x PNP x SEV

EIL PNP EXP SEV	= = = =	Estimated Incurred Loan Loss Probability of Non-Performance Exposure Severity

EIL = Estimated Incurred Loan Loss. The estimated incurred loan loss is how much could be lost in the event a debtor does not perform the obligations under the loan.

PNP = Probability of Non-Performance. This variable, expressed as a percentage, indicates the probability that a client will default within a period of 12 months. This percentage is associated with the internal rating that we give to each client, which is determined by analyzing such parameters as debt servicing capacity (including, usually, projected cash flows), the company’s financial history, the solvency and capacity of shareholders and management, and projections for the economic sector in which it operates.

EXP = Exposure. This corresponds to the value of the loans (unpaid principal balance).

SEV = Severity. This is the effective loss rate given default for clients in the same segment, which is determined statistically based on the historical effective losses for us for each segment.

PNP and SEV are reviewed and updated every three years. Additionally, every year, our models, together with PNP and SEV assumptions, are tested by our Credit Risk Department, to ensure that they are appropriate at each reporting date so as to make sure any difference between the estimated incurred losses and actual losses is reduced. These tests focus on the validation of the sufficiency of the Bank’s allowances, and consist of comparisons between actual write-offs to allowances established by the model, and the coverage of the total allowance to actual write-offs in the most current periods. Individual loan classification and improvements to any customer classification are also presented for approval to our Risk Committee.

For loans classified in the C and D categories, loan loss allowances are based mainly on the fair value of the collateral, adjusted for an estimation of the related expenses (7% on average), that each of these loans have. Allowance percentage for each category is then based on the level of collateral, or the expected future cash flow from the loan. Our internal policies obligate us to update appraisals for collateral values every 24 months which does not vary by loan product. This period can be changed if market conditions in general or for a specific sector warrant an adjustment to appraisal value by the Risk Department which updated appraisal information is factored into our provision for loan loss calculations. We make no adjustments between appraisals to account for changes in fair value. A change in appraisal value may change the risk category or profile of a client leading to the establishment of more provisions or the removal of provisions.

As of December 31, 2012, loans classified in the C and D risk categories had the following associated loan loss allowance levels:

Classification	Allowance percentage
C1	2%
C2	10%
C3	25%
C4	40%
D1	65%
D2	90%

Loans analyzed on a group basis

Allowances for consumer loans

Consumers are assigned an allowance level based on credit risk profiles. These risk profiles utilize a more automated statistical model and consider multiple factors, such as the borrower’s credit history, including any defaults on obligations to other creditors, demographic, income, the past-due periods on loans from us and other relevant factors. We differentiate between existing and new clients when determining a client’s risk profile for consumer loans and also consider whether it has loans that have gone through some type of renegotiation in the past in the financial system. All loans are assigned a provision at the moment they are granted depending on the risk profile of the client consistent with the incurred losses of each profile. See “Note 1—Summary of Significant Accounting Policies—p) Provisions for loan losses—ii. Provisions for group loans” in our Audited Consolidated Financial Statements.

Our allowance requirements with respect to consumer loans have evolved over the past three years, as set forth in the tables below.

The following table sets forth the allowances required by our models for consumer loans through September 30, 2010:

		Allowance Level(1)
		Not renegotiated		Renegotiated
Loan type	Risk Profile	New Clients	Existing Clients	New Clients	Existing Clients
Consumer	Profile 1	30.5%	21.0%	31.4%	38.4%
	Profile 2	21.7%	17.7%	21.2%	26.4%
	Profile 3	14.9%	9.7%	6.1%	22.1%
	Profile 4	12.3%	6.2%	–	8.90%
	Profile 5	8.9%	2.9%	–	2.10%
	Profile 6	5.7%	1.4%	–	–
	Profile 7	2.7%	0.6%	–	–

(1)	Percentage of total outstanding.

The following table sets forth the allowances required by our models for consumer loans from September 30, 2010 until June 2012:

Bank:

		Allowance Level(1)
		Not renegotiated
Loan type	Risk Profile	New Clients*	Existing Clients	Renegotiated
Consumer	Profile 1	33.78%	10.39%	41.95%
	Profile 2	10.82%	2.01%	26.29%
	Profile 3	6.05%	0.82%	15.63%
	Profile 4	5.70%	0.38%	7.01%
	Profile 5	4.12%	0.22%	3.00%
	Profile 6	2.51%	–	1.25%
	Profile 7	1.40%	–	0.50%

		Allowance Level
		Not renegotiated
Loan type	Days Past Due	New Clients*	Existing Clients	Renegotiated
Consumer	90-120	44.58%	56.39%	52.82%
	120-150	44.58%	67.33%	62.96%
	150-180	44.58%	75.49%	70.08%
Santander Banefe:
		Allowance Level(1)
		Not renegotiated
Loan type	Risk Profile	New Clients*	Existing Clients	Renegotiated
Consumer	Profile 1	57.60%	33.24%	51.13%
	Profile 2	22.97%	14.23%	32.79%
	Profile 3	19.40%	7.16%	28.85%
	Profile 4	14.62%	4.10%	19.23%
	Profile 5	10.77%	2.52%	13.31%
	Profile 6	5.88%	1.34%	8.57%
	Profile 7	3.09%	0.94%	4.37%
	Profile 8	–	–	2.69%

		Allowance Level
		Not renegotiated
Loan type	Days Past Due	New Clients*	Existing Clients	Renegotiated
Consumer	90-120	82.95%	56.36%	53.55%
	120-150	82.95%	68.00%	64.05%
	150-180	82.95%	78.54%	74.72%

(1)	Percentage of total outstanding.

*	A client is considered to be “new” if it has less than 6 months of payment history with the Bank. Therefore, its behavior is very similar and it is rare for a client to receive a loan and not pay from the onset of the relationship; usually, the client starts to default when he or she is already classified as an “existing client.”

The following table sets forth the allowances required by our models for consumer loans since June 2012:

Bank:

			Allowance Level(1)
			Not renegotiated
Loan type		Risk Profile	New Clients	Existing Clients
Performing Consumer		Profile 1	24.5%	20.9%
		Profile 2	14.0%	10.1%
		Profile 3	7.3%	5.0%
		Profile 4	3.4%	2.1%
		Profile 5	2.1%	1.4%
		Profile 6	1.3%	0.9%
		Profile 7	0.8%	0.5%
		Profile 8	0.4%	0.3%

			Allowance Level(1)
Loan type		Risk Profile	Renegotiated
Renegotiated Consumer		Profile 1	29.7%
		Profile 2	21.5%
		Profile 3	10.7%
		Profile 4	6.5%
		Profile 5	4.2%
		Profile 6	3.2%

			Allowance Level(1)
Loan type		Risk Profile	Renegotiated
Renegotiated Consumer with 3 months of non-payment		Profile 1	100.0%
		Profile 2	56.0%
		Profile 3	47.0%
		Profile 4	38.5%

		Allowance Level(1)
		Not renegotiated
Loan type	Days Past Due	New Clients	Existing Clients	Renegotiated
Non-performing Consumer	90-120	38.5%	38.5%	41.6%
	120-150	47.0%	47.0%	48.8%
	150-180	55.0%	55.0%	55.9%
	>180		Charged-off

Santander Banefe:

			Allowance Level(1)
			Not renegotiated
Loan type		Risk Profile	New Clients	Existing Clients
Performing Consumer		Profile 1	26.7%	22.3%
		Profile 2	14.2%	12.3%
		Profile 3	9.0%	4.4%
		Profile 4	5.8%	2.2%
		Profile 5	3.1%	0.7%
		Profile 6	1.3%	0.2%
		Profile 7	–	0.1%

			Allowance Level(1)
Loan type		Risk Profile	Renegotiated
Renegotiated Consumer		Profile 1	36.6%

			Allowance Level(1)
Loan type		Risk Profile	Renegotiated
		Profile 2	29.6%
		Profile 3	21.0%
		Profile 4	12.2%
		Profile 5	7.1%
		Profile 6	5.2%

			Allowance Level(1)
Loan type		Risk Profile	Renegotiated
Renegotiated Consumer with 3 months of non-payment		Profile 1	100.0%
		Profile 2	64.7%
		Profile 3	48.9%
		Profile 4	32.1%

		Allowance Level(1)
		Not renegotiated
Loan type	Past-due Days	New Clients	Existing Clients	Renegotiated
Non-performing Consumer	90-120	32.1%	32.1%	48.9%
	120-150	37.4%	37.4%	55.8%
	150-180	42.7%	42.7%	64.7%
	>180		Charged-off

Allowances for residential mortgage loans

To determine the estimated incurred loss for residential mortgage loans collectively evaluated for impairment, we mainly analyze the payment behavior of clients, particularly the payment behavior of clients with payments that are 90 days or more past-due, clients with other weaknesses, such as early non-performance (i.e., payments that are past-due, though by less than 90 days), clients with modified loans and clients with renegotiated loans, as well as success in recovery against these clients. We also take into account whether the loans are supported by collateral. In connection with residential mortgage loans, historical net charge-offs are considered in the model to calculate loss rates for loans collectively evaluated for impairment. The risk categories are such that when a client has a past-due balance or has missed some payments, the outcome is that the client will move to a different risk category with a higher loss rate, therefore capturing current trends of the client and, in the aggregate, current trends in the market.

Prior to June 2011, residential mortgage loans were assigned an allowance level based on credit risk profiles which were determined utilizing a statistical model that considered a borrower’s credit history, including any defaults on obligations to other creditors, as well as the past-due periods on loans from us. Once the rating of the client was determined, the allowance for a mortgage loan was calculated using a risk category, which was directly related to days past-due. The following table sets forth the ratios of the required allowance amount to the aggregate amount of the principal and accrued but unpaid interest on the loan used under the Bank’s prior model.

Previous model Residential mortgage loans		Past-due days
		1-30	31-60	61-120	121-180	181-360	361-720	>720
Mortgage	Profile 1	0.3%	0.5%	1.2%	2.4%	6.8%	14.1%	28.3%
Profile 2	Profile 2	1.5%	1.6%	2.5%	4.4%	6.8%	14.1%	28.3%

As of June 2011, residential mortgage loans are assigned an allowance level based on credit risk profiles, which are determined utilizing a statistical model that considers: (i) the borrower’s credit history; (ii) whether the client is a new client or an existing client; (iii) whether the client is a Bank client or a Santander Banefe client; and (iv) whether the client has been renegotiated in the banking system. In connection with residential mortgage loans, historical net charge-offs are considered in the model to calculate loss rates for loans collectively evaluated for impairment. Specific risk profile assignments are updated periodically based on a client’s payment history in the Bank and in the banking system as a whole, as well as on its demographic characteristics. Thus, when a client has a past-due balance or has missed some payments, the result is that the client will move to a different risk category with a higher loss rate, thereby capturing, in the case of the particular client, its recent trends, and, in the aggregate, recent market trends.

The following table sets forth the required loan loss allowance for residential mortgage loans since June 2011 and in 2012. The ratios represent the percentage of required allowance amount to the aggregate amount of the principal and accrued but unpaid interest on the loan.

Residential mortgage loans		Performing	Days over-due
			1-29	30-59	60-89	90 days or more
Bank client	New client	0.20%	2.7%	3.6%	4.63%	11.0%
	Existing client	0.29%	1.49%	2.97%	3.7%	11.0%
	Renegotiated client	1.75%	1.75%	1.75%	1.75%	11.0%
Santander Banefe	Santander Banefe	0.35%	2.19%	3.64%	4.72%	11.0%
	Renegotiated client	1.75%	1.75%	1.75%	1.75%	11.0%

Small- and mid-sized commercial loans

To determine the estimated incurred loss for small- and mid-sized commercial loans collectively evaluated for impairment, we mainly analyze the payment behavior of clients, particularly the payment behavior of clients with payments that are 90 days or more past-due, clients with other weaknesses, such as early non-performance (i.e., payments that are past-due, though by less than 90 days), clients with modified loans and clients with renegotiated loans, as well as success in recovery against these clients. We also take into account whether the loans are supported by collateral. The risk categories are such that when a customer has a past-due balance or has missed some payments, the outcome is that the customer will move to a different risk category with a higher loss rate, therefore capturing current trends of the customer and, in the aggregate, current trends in the market.

Allowances for small- and mid-sized commercial loans collectively evaluated for impairment are permitted for a large number of clients whose individual loan amounts are relatively insignificant. Our allowance models are intended to be used primarily to analyze commercial loans to individuals and small companies. As of November 2011, the estimated incurred loan loss for all small- and mid-sized commercial loans collectively evaluated for impairment (the majority of SMEs and approximately 9.8% of the Bank’s loan book) was obtained by multiplying the risk factors defined in the following equation:

EIL = EXP x PNP x SEV

EIL PNP EXP SEV	= = = =	Estimated Incurred Loan Loss Probability of Non-Performance Exposure Severity

EIL = Estimated Incurred Loan Loss. The estimated incurred loan loss is how much could be lost in the event a client does not perform the obligations under the loan.

PNP = Probability of Non-Performance. This variable, expressed as a percentage, indicates the probability that a client will default within the next 12 months. This percentage is associated with the risk categories that we give to each client, which is determined by analyzing such parameters as debt servicing capacity (including, usually, projected cash flows), the company’s financial history, the solvency and capacity of shareholders and management, and projections for the economic sector in which it operates.

EXP = Exposure. This corresponds to the value of the loan (unpaid principal balance).

SEV = Severity. This is the effective loss rate given default for clients in the same segment, which is determined statistically based on the historical effective losses for us for each segment.

In order to calculate the estimated incurred loan loss for all commercial loans collectively evaluated for impairment, the Bank sub-divided the portfolio in the following way:

Allowance Level Small- and mid-sized commercial loans collectively evaluated for impairment Loan type

Non-renegotiated, w/o mortgage collateral, new client, %		Non-renegotiated, w/o mortgage collateral, existing client, %		Non-renegotiated, with mortgage collateral, %
Profile 1	37.20%	Profile 1	37.20%	Profile 1	10.60%
Profile 2	31.93%	Profile 2	18.11%	Profile 2	4.42%
Profile 3	31.93%	Profile 3	18.11%	Profile 3	4.42%
Profile 4	13.25%	Profile 4	4.45%	Profile 4	0.68%
Profile 5	5.09%	Profile 5	2.06%	Profile 5	0.17%
Profile 6	1.50%	Profile 6	0.52%	Profile 6	0.11%
Profile 7	0.55%	Profile 7	0.35%	Profile 7	0.02%
Profile 8	0.35%
Profile 9	0.05%

Renegotiated, %
Profile 1	29.20%
Profile 2	19.42%
Profile 3	19.42%
Profile 4	10.28%
Profile 5	3.75%
Profile 6	1.13%
Profile 7	0.13%

Analysis of Santander-Chile’s Loan Classification

The following tables provide statistical data regarding the classification of our loans analyzed on an individual basis as of December 31, 2012, 2011 and 2010.c

	December 31,

Category	2012				2011				2010

Individualized business	Individual	Percentage (*)	Allowance	Percentage (**)	Individual	Percentage (*)	Allowance	Percentage (**)	Individual	Percentage (*)	Allowance	Percentage (**)
	MCh$	%	MCh$	%	MCh$	%	MCh$	%	MCh$	%	MCh$	%

A1	2,114,853	11.2	1,306	0.2	1,510,801	8.7	397	0.1	1,387,941	8.8%	92	0.0%

A2	4,119,414	21.7	14,853	2.7	3,927,846	22.5	6,113	1.3	3,212,577	20.4%	1,158	0.3%

A3	1,037,593	5.5	26,279	4.8	818,039	4.7	6,763	1.4	645,961	4.1%	1,309	0.3%

B	287,897	1.5	23,095	4.2	269,260	1.5	8,146	1.7	315,980	2.0%	2,544	0.6%

C1	45,104	0.2	902	0.2	28,888	0.2	578	0.1	20,300	0.1%	302	0.1%

C2	30,796	0.2	3,080	0.6	26,896	0.2	2,690	0.6	59,169	0.4%	4,389	1.0%

C3	34,685	0.2	8,672	1.6	47,494	0.3	11,873	2.4	56,430	0.4%	10,250	2.4%

C4	28,246	0.1	11,298	2.1	40,879	0.2	16,352	3.3	57,153	0.4%	16,914	4.0%

D1	36,545	0.2	23,754	4.3	36,163	0.2	23,506	4.8	47,900	0.3%	23,100	5.4%

D2	46,246	0.2	41,622	7.6	40,600	0.2	36,280	7.4	54,921	0.3%	36,556	8.6%

Subtotal	7,781,379	41.0	154,861	28.3	6,746,866	38.7	112,698	23.1	5,858,332	37.2%	96,614	22.7%

(*)	Percentage of total loans.
(**)	Percentage of total allowance.

Classification of Loan Portfolio Based on the Borrower’s Payment Performance

Non-performing loans include the aggregate principal and accrued but unpaid interest of any loan with one installment that is at least 90 days past-due, and do not accrue interest.

Impaired loans as of December 31, 2008 include: (i) all non-performing loans, (ii) all renegotiated consumer loans and (iii) all commercial loans that are at risk of default. For 2009 and 2010, impaired loans include: (A) for loans whose allowance is determined on an individual basis, (i) all loans to a debtor that are rated C1 through D2 and (ii) total loans to single debtors with a loan that is non-performing; and (B) for loans whose loan loss allowance is determined on a group basis, (i) total loans to a debtor, when a loan to that debtor is non-performing or has been renegotiated, excluding performing residential mortgage loans and (ii) if the loan that is non-performing or renegotiated is a residential mortgage loan, all loans to that debtor. For 2011 and 2012, impaired loans include: (A) for loans whose allowance is determined on an individual basis, (i) all loans to a debtor that are rated B3 and B4 and all deteriorated debtors and (ii) total loans to single debtors with a loan that is non-performing; and (B) for loans whose loan loss allowance is determined on a group basis, (i) total loans to a debtor, when a loan to that debtor is non-performing or has been renegotiated, excluding performing residential mortgage loans, and (ii) if the loan that is non-performing or renegotiated is a residential mortgage loan all loans to that debtor. See “Note 10—Loans and Accounts Receivables from Customers” of the Audited Consolidated Financial Statements. Renegotiated loans, on which payments are not past-due, are not ordinarily classified as non-performing loans, but do not accrue interest.

The term for charging-off loans must now be calculated from the beginning of arrears (i.e., one installment is at least 90 days past-due) and once this term is reached, the entire loan is charged-off . The following table shows the principal types of loans and their respective terms for charge-offs as stipulated by the new accounting standards:

Type of contract	Term
Leasing Operations
Consumer leasing	6 months
Other non-mortgage leasing operationss	12 months
Property leasing (commercial or residential)	36 months
Other Operations
Consumer loans with or without collateral	6 months
Other operations without collateral	24 months
Commercial loans with collateral	36 months
Mortgage leasing (household and business)	48 months

We may write off any loan (commercial or consumer) before the first installment becomes past-due only in accordance with special procedures established by the SBIF. In certain circumstances, we must write off an past-due loan (commercial or consumer) sooner than the terms set forth above. Loans are written off against the loan loss reserve to the extent of any required allowances for such loans; the remainder of such loans is written off against income.

In general, legal collection proceedings are commenced with respect to consumer loans once they are past-due for at least 90 days and, with respect to mortgage loans, once they are past-due for at least 120 days. Legal collection proceedings are always commenced within one year of such loans becoming past-due, unless we determine that the size of the past-due amount does not warrant such proceedings. In addition, the majority of our commercial loans are short–term, with single payments at maturity. Past-due loans are required to be covered by individual loan loss reserves equivalent to 100.0% of any unsecured portion thereof.

The following table sets forth all of our past-due loans, non-performing loans, and impaired loans as of December 30, 2012, 2011, 2010, 2009 and 2008.

	2012	2011	2010	2009	2008
	(in millions of Ch$, except percentages)
Non-performing loans (1)	597,767	511,357	416,739	409,067	383,458
Impaired loans (2)	1,338,137	1,323,355	1,480,476	1,485,737	870,259
Allowance for loan losses (3)	550,048	488,468	425,447	349,527	274,240
Total loans (4)	18,966,652	17,434,782	15,727,282	13,751,276	14,681,088
Allowance for loan losses / loans	2.90%	2.80%	2.71%	2.54%	1.87%
Non-performing loans as a percentage of total loans	3.15%	2.93%	2.65%	2.97%	2.61%
Loan loss allowance as a percentage of non-performing loans	92.02%	95.52%	102.09%	85.44%	71.52%

(1)	Non-performing loans include the aggregate principal and accrued but unpaid interest of any loan with one installment that is at least 90 days past-due, and do not accrue interest.

(2)	Impaired loans as of December 31, 2008 include: (i) all non-performing loans, (ii) all renegotiated consumer loans and (iii) all commercial loans that are at risk of default. For 2009 and 2010, impaired loans include: (A) for loans whose allowance is determined on an individual basis, (i) all loans to a debtor that are rated C1 through D2 and (ii) total loans to single debtors with a loan that is non-performing, and (B) for loans whose loan loss allowance is determined on a group basis, (i) total loans to a debtor, when a loan to that debtor is non-performing or has been renegotiated, excluding performing residential mortgage loans and (ii) if the loan that is non-performing or renegotiated is a residential mortgage loan all loans to that debtor are considered impaired. For 2011 and 2012, impaired loans include: (A) for loans whose allowance is determined on an individual basis, (i) all loans to a debtor that are rated B3 and B4 and all deteriorated debtors and (ii) total loans to single debtors with a loan that is non-performing, and (B) for loans whose loan loss allowance is determined on a group basis, (i) total loans to a debtor, when a loan to that debtor is non-performing or has been renegotiated, excluding performing residential mortgage loans and (ii) if the loan that is non-performing or renegotiated is a residential mortgage loan all loans to that debtor are considered impaired. See “Note 10—Loans and Accounts Receivables from Customers” of the Audited Consolidated Financial Statements. Renegotiated loans, on which payments are not past-due, are not ordinarily classified as non-performing loans, but do not accrue interest.

(3)	Includes allowance for interbank loans.

(4)	Includes interbank loans.

Analysis of Impaired and Non-Performing Loans

The following table analyzes our impaired loans. Impaired loans in 2011 and 2012 include: (i) all loans to a single client that are evaluated on a group basis, including performing loans, that have a loan classified as non-performing, (ii) all renegotiated consumer loans and (iii) all commercial loans at risk of default. See “Note 10—Loans and Accounts Receivables from Customers—(a) Loans and accounts receivable from customers” in the Audited Consolidated Financial Statements.

	2012	2011	2010	2009	2008
	(Ch$ million)
Total loans	18,966,652	17,434,782	15,727,282	13,751,276	14,681,088
Allowance for loan losses	550,048	488,468	425,447	349,527	274,240
Impaired loans(1)	1,338,137	1,323,355	1,480,476	1,485,737	870,259
Impaired loans as a percentage of total loans	7.06%	7.59%	9.41%	10.80%	5.93%
Amounts non-performing	597,767	511,357	416,739	409,067	383,458
To the extent secured(2)	306,782	264,355	214,786	206,271	187,239
To the extent unsecured	290,985	247,002	201,953	202,796	196,219
Amounts non-performing as a percentage of total loans	3.15%	2.93%	2.65%	2.97%	2.61%
To the extent secured(2)	1.62%	1.52%	1.37%	1.50%	1.28%
To the extent unsecured	1.53%	1.41%	1.28%	1.47%	1.34%
Loans loss allowances as a percentage of:
Total loans	2.90%	2.80%	2.71%	2.54%	1.87%
Total amounts non-performing	92.02%	95.52%	102.10%	85.40%	71.52%
Total amounts non-performing-unsecured	189.03%	197.76%	210.67%	172.35%	139.76%

(1)	Impaired loans as of December 31, 2008 include: (i) all non-performing loans, (ii) all renegotiated consumer loans and (iii) all commercial loans that are at risk of default. For 2009 and 2010, impaired loans include: (A) for loans whose allowance is determined on an individual basis, (i) all loans to a debtor that are rated C1 through D2 and (ii) total loans to single debtors with a loan that is non-performing, and (B) for loans whose loan loss allowance is determined on a group basis, (i) total loans to a debtor, when a loan to that debtor is non-performing or has been renegotiated, excluding performing residential mortgage loans and (ii) if the loan that is non-performing or renegotiated is a residential mortgage loan all loans to that debtor are considered impaired. For 2011 and 2012, impaired loans include: (A) for loans whose allowance is determined on an individual basis, (i) all loans to a debtor that are rated B3 and B4 and all deteriorated debtors and (ii) total loans to single debtors with a loan that is non-performing, and (B) for loans whose loan loss allowance is determined on a group basis, (i) total loans to a debtor, when a loan to that debtor is non-performing or has been renegotiated, excluding performing residential mortgage loans and (ii) if the loan that is non-performing or renegotiated is a residential mortgage loan all loans to that debtor are considered impaired. See “Note 10—Loans and Accounts Receivables from Customers” in the Audited Consolidated Financial Statements. Renegotiated loans, on which payments are not past-due, are not ordinarily classified as non-performing loans, but do not accrue interest.

(2)	Security generally consists of mortgages on real estate, pledges of marketable securities, letters of credit or cash.

A break-down of the loans included in the previous table, which have been classified as impaired, including renegotiated loans, is as follows:

Impaired loans	Commercial	Residential mortgage	Consumer	Total
As of December 31, 2012
Non-performing loans	320,461	159,802	117,504	597,767
Commercial loans at risk of default (1)	298,868	–	–	298,868
Other impaired loans consisting mainly of renegotiated loans (2)	96,793	69,228	275,481	441,502
Total	716,122	229,030	392,985	1,338,137

Impaired loans	Commercial	Residential mortgage	Consumer	Total
As of December 31, 2011
Non-performing loans	251,881	152,911	106,565	511,357
Commercial loans at risk of default (1)	285,930	–	–	285,930

Impaired loans	Commercial	Residential mortgage	Consumer	Total
As of December 31, 2012
Other impaired loans consisting mainly of renegotiated loans (2)	164,158	46,785	315,125	526,068
Total	701,969	199,696	421,690	1,323,355

Impaired loans	Commercial	Residential mortgage	Consumer	Total
As of December 31, 2010
Non-performing loans	213,872	121,911	80,956	416,739
Commercial loans at risk of default (1)	444,129	–	–	444,129
Other impaired loans consisting mainly of renegotiated loans (2)	230,810	20,735	368,063	619,608
Total	888,811	142,646	449,019	1,480,476

Impaired loans	Commercial	Residential mortgage	Consumer	Total
As of December 31, 2009
Non-performing loans	195,163	130,119	83,785	409,067
Commercial loans at risk of default (1)	405,513	–	–	405,513
Other impaired loans consisting mainly of renegotiated loans (2)	273,662	2,029	395,466	671,157
Total	874,338	132,148	479,251	1,485,737

Impaired loans	Commercial	Residential mortgage	Consumer	Total
As of December 31, 2008
Non-performing loans	170,478	120,586	109,878	400,942
Commercial loans at risk of default (1)	217,041	–	–	217,041
Other impaired loans consisting mainly of renegotiated loans (2)	19,697	274	232,305	252,276
Total	407,216	120,860	342,183	870,259

(1)	Total loans to a debtor, whose allowance level is determined on an individual basis with a risk of defaulting.

(2)	Renegotiated loans for loans whose loan loss allowance is analyzed on a group basis.

Renegotiated Loans

In certain instances, we renegotiate loans that have one or more principal or interest payments past-due. The type of concession we most often afford when renegotiating a loan is a reduction in interest payment or, on rare occasions, forgiveness of principal. We estimate that 0.2% of renegotiated loans relates to the forgiveness of principal, and the remaining 99.8% relates to reduction of interest payments. Any amount of principal forgiven is charged off directly to income as of the date the loan is renegotiated, if not already covered by an allowance for loan loss. Renegotiated loans, on which payments are not past-due, are not ordinarily classified as non-performing, but do not accrue interest, and they are considered to be impaired for the life of the loan, both for disclosure purposes and in our determination of our allowances for loan losses, and never moved out of renegotiated status. The effects of the amount of interest to be accrued were not material to “Loans and receivables from customers, net” on our Consolidated Statement of Financial Position.

The following table shows the success rate, for the periods indicated, for renegotiated consumer and residential mortgage loans. The success rate for consumer loans is defined for each reported period as: (i) the total amount of loans renegotiated in that period minus the amount of such renegotiated loans that are classified as non-performing loans as of December 31, 2011 or 2012, as applicable, minus the amount of such renegotiated loans that have been charged off as of December 31, 2011 or 2012, as applicable, divided by (ii) the total amount of such renegotiated loans. The success rate for residential mortgage loans is defined for each reported period as: (i) the total amount of loans renegotiated in that period minus the amount of such renegotiated loans that are classified as non-performing loans as of December 31, 2011 or 2012, as applicable, divided by (ii) the total amount of such renegotiated loans. A charge-off of a residential mortgage loan is not generally included in measuring the success rate of mortgage renegotiations since the period to charge-off a mortgage loan is 48 months after an installment is past-due.

Period of renegotiation	Success rate Consumer Loans	Success rate Residential mortgage loans
1Q 2011	50.4%	100.0%
2Q 2011	55.1%	100.0%
3Q 2011	53.4%	91.6%
4Q 2011	56.6%	100.0%
1Q 2012	65.7%	88.0%
2Q 2012	77.6%	96.1%
3Q 2012	96.9%	99.2%
4Q 2012	100.0%	100.0%

From time to time, we modify loans that are not classified as non-performing if a client is confronting a financial difficulty, such as unemployment or another temporary situation. These loans are not classified as renegotiated for disclosure purposes, but are considered as renegotiated for our provisioning models. The following table provides information regarding loans collectively evaluated for impairment that are classified as “modified:”

Modified loans(1) (Ch$mn)	2012	2011	2010
Commercial loans collectively evaluated for impairment	114,949	81,810	86,986
Residential mortgage loans	263,454	257,854	271,727
Consumer loans	324,666	380,036	458,543
Total modified loans	703,069	719,700	817,256

(1)	Modified loans include loans collectively evaluated for impairment that were not classified as non-performing in which certain concessions were made to the client. The main type of concession given by the Bank is a reduction of interest, with forgiveness of principal occurring on rare occasions.

The modified loans included in the table above represent the full balance of all modified loans regardless of the date of modification. When a loan is marked as modified, we continue to classify it as modified until the loan is paid in full. Our provisioning models currently consider a modified loan to be modified the life of the loan. Modified loans are included in the same pool of loans together with renegotiated loans for the life of the loan and are subsegmented into risk categories and provisioned according to such risk categories.

Analysis of Loan Loss Allowances

The following table provides the details of the roll-forwards in 2012, 2011, 2010, 2009 and 2008 of our allowance for loan losses, including removal of allowances due to charge-offs, allowances established, allowances released, gross provision expense and opening and closing balance:

	2012
						Provision
				Total		expense in
	Interbank	Individual	Group		Contingent	income
	loans (4)	allowances	allowances		loans	statement

		(in millions of Ch$)
As of January 1, 2012	11	112,687	375,770	488,468	–	–
Removal of allowances due to charge-offs (1)	–	(21,011)	(200,159)	(221,170)	–	–
Allowances established (2)	548	83,742	282,120	366,410	9,670	376,080
Allowances released (3)	(400)	(20,716)	(62,544)	(83,660)	(6,123)	(89,783)
Gross provision expense	148	63,026	219,576	282,750	3,547	286,297
Balances as of December 31, 2012	159	154,702	395,187	550,048	–	–

(1)	Represents the gross amount of loan loss allowances removed due to charge-offs.

(2)	Represents gross allowances made in respect of increased risk of loss during the period and loan growth.

(3)	Represents the gross amount of loan loss allowances released during the year as a consequence of reduction in the level of risk existing in the loan portfolio, including as a result of improvement in the credit risk classification of borrowers and loans paid.

(4)	See “Note 9—Interbank Loans” and “Note 10—Loans and Accounts Receivables from Cutomers—(d) Allowances” of the Audited Consolidated Financial Statements for additional information on loan loss allowances for interbank loans and customer loans, respectively.

		2011

	Interbank loans (4)	Individual allowances	Group allowances	Total	Contingent loans	Provision expense in income statement
			(in millions of Ch$)
As of January 1, 2011	54	96,560	328,833	425,447	–	–
Removal of allowances due to charge-offs (1)	–	(15,059)	(178,146)	(193,205)	–	–
Allowances established (2)	464	72,927	284,495	357,886	4,767	362,653
Allowances released(3)	(507)	(41,741)	(59,412)	(101,660)	(6,914)	(108,574)
Gross provision expense	(43)	31,186	225,083	256,226	(2,147)	254,079
Balances as of December 31, 2011	11	112,687	375,770	488,468	–	–

(1)	Represents the gross amount of loan loss allowances removed due to charge-offs.

(2)	Represents gross allowances made in respect of increased risk of loss during the period and loan growth.

(3)	Represents the gross amount of loan loss allowances released during the year as a consequence of reduction in the level of risk existing in the loan portfolio, including as a result of improvement in the credit risk classification of borrowers and loans paid.

(4)	See “Note 9—Interbank Loans” and “Note 10—Loans and Accounts Receivables from Cutomers—(d) Allowances” of the Audited Consolidated Financial Statements for additional information on loan loss allowances for interbank loans and customer loans, respectively.

		2010

	Interbank loans (4)	Individual allowances	Group allowances	Total	Contingent loans	Provision expense in income statement
			(in millions of Ch$)
As of January 1, 2010	42	78,297	271,188	349,527	–	–
Removal of allowances due to charge-offs (1)	–	(8,470)	(109,490)	(117,960)	–	–
Allowances established (2)	131	37,561	183,905	221,597	3,714	225,311
Allowances released (3)	(119)	(10,828)	(16,770)	(27,717)	(2,155)	(29,872)
Gross provision expense	12	26,733	167,135	193,880	1,559	195,439
Balances as of December 31, 2010	54	96,560	328,833	425,447	–	–

(1)	Represents the gross amount of loan loss allowances removed due to charge-offs.

(2)	Represents gross allowances made in respect of increased risk of loss during the period and loan growth.

(3)	Represents the gross amount of loan loss allowances released during the year as a consequence of reduction in the level of risk existing in the loan portfolio, including as a result of improvement in the credit risk classification of borrowers and loans paid.

(4)	See See “Note 9—Interbank Loans” and “Note 10—Loans and Accounts Receivables from Cutomers—(d) Allowances” of the Audited Consolidated Financial Statements for additional information on loan loss allowances for interbank loans and customer loans, respectively.

		2009
	Interbank loans (4)	Individual allowances	Group allowances	Total	Contingent loans	Provision expense in income statement
		(in millions of Ch$)
As of January 1, 2009	35	54,091	220,114	274,240	–	–
Removal of allowances due to charge-offs (1)	–	(3,522)	(88,008)	(91,530)	–	–
Allowances established (2)	7	33,363	160,745	194,115	1,380	195,495
Allowances released (3)	–	(5,635)	(21,663)	(27,298)	(72)	(27,370)
Gross provision expense	7	27,728	139,082	166,817	1,308	168,125
Balances as of December 31, 2009	42	78,297	271,188	349,527	–	–

(1)	Represents the gross amount of loan loss allowances removed due to charge-offs.

(2)	Represents gross allowances made in respect of increased risk of loss during the period and loan growth.

(3)	Represents the gross amount of loan loss allowances released during the year as a consequence of reduction in the level of risk existing in the loan portfolio, including as a result of improvement in the credit risk classification of borrowers and loans paid.

(4)	See “Note 9—Interbank Loans” and “Note 10—Loans and Accounts Receivables from Cutomers—(d) Allowances” of the Audited Consolidated Financial Statements for additional information on loan loss allowances for interbank loans and customer loans, respectively.

		2008
	Interbank loans (4)	Individual allowances	Group allowances	Total	Contingent loans	Provision expense in income statement
		(in millions of Ch$)
As of January 1, 2008	35	35,104	195,300	230,439	–	–
Removal of allowances due to charge-offs (1)	–	(2,296)	(96,795)	(99,091)	–	–
Allowances established (2)	–	24,008	126,797	150,805	2,808	153,613
Allowances released (3)	–	(2,725)	(5,188)	(7,913)	(2,401)	(10,314)
Gross provision expense	–	21,283	121,609	142,892	407	143,299
Balances as of December 31, 2008	35	54,091	220,114	274,240	–	–

(1)	Represents the gross amount of loan loss allowances removed due to charge-offs.

(2)	Represents gross allowances made in respect of increased risk of loss during the period and loan growth.

(3)	Represents the gross amount of loan loss allowances released during the year as a consequence of reduction in the level of risk existing in the loan portfolio, including as a result of improvement in the credit risk classification of borrowers and loans paid.

(4)	See “Note 9—Interbank Loans” and “Note 10—Loans and Accounts Receivable from Customers—(d) Allowances” of the Audited Consolidated Financial Statements for additional information on loan loss allowances for interbank loans and customer loans, respectively.

The following table shows recoveries of loans previously charged-off by type of loan:

	Year ended December 31,					% Change
	2012	2011	2010	2009	2008	2012/2011	2011/2010	2010/2009	2009/2008
	(in millions of Ch$)
Consumer loans	22,015	12,474	22,096	28,268	26,718	76.5%	(43.5%)	(21.8%)	5.8%
Residential mortgage loans	2,305	16,135	1,389	2,560	1,932	(85.7%)	1,061.6%	(45.7%)	32.5%

	Year ended December 31,					% Change
	2012	2011	2010	2009	2008	2012/2011	2011/2010	2010/2009	2009/2008
Commercial loans	8,695	7,216	6,994	8,446	9,244	20.5%	3.2%	(17.2%)	(8.6%)
Total recoveries	33,015	35,825	30,479	39,274	37,894	(7.8%)	17.5%	(22.4%)	3.6%

As of December 31, 2012, 2011, 2010, 2009 and 2008, the loans charged-off, the amount of loan loss allowances applied as a result of the charge-off, the resulting charge-off to income included in provision expense, net, the amount of loan loss recoveries and the charge-offs net of recoveries were as follows:

For the year ended December 31, 2012 (Ch$mn)	Commercial loans	Residential Mortgage loans	Consumer loans	Total*
Loans charged-off	(94,215)	(17,508)	(259,857)	(371,580)
Loan loss allowances applied	37,336	2,935	180,899	221,170
Charge-off	(56,879)	(14,573)	(78,958)	(150,410)
Loan loss recoveries	8,695	2,305	22,015	33,015
Charge-offs, net of recoveries	(48,184)	(12,268)	(56,943)	(117,395)
Average loans	10,527,979	5,186,029	2,872,257	18,586,265
Ratio of net charge-offs to average loans	0.5%	0.2%	2.0%	0.6%

* Includes interbank loans.

For the year ended December 31, 2011 (Ch$mn)	Commercial loans	Residential Mortgage loans	Consumer loans	Total*
Loans charged-off	(90,373)	(12,777)	(187,938)	(291,088)
Loan loss allowances applied	49,905	1,460	141,840	193,205
Charge-off	(40,468)	(11,317)	(46,098)	(97,883)
Loan loss recoveries	7,216	16,135	12,474	35,825
Charge-offs, net of recoveries	(33,252)	4,818	(33,624)	(62,058)
Average loans	9,421,965	4,828,213	2,637,432	16,887,610
Ratio of net charge-offs to average loans	0.4%	(0.1%)	1.3%	0.4%

* Includes interbank loans.

For the year ended December 31, 2010 (Ch$mn)	Commercial loans	Residential Mortgage loans	Consumer loans	Total*
Loans charged-off	(70,807)	(14,550)	(121,558)	(206,915)
Loan loss allowances applied	46,614	5,555	65,791	117,960
Charge-off	(24,193)	(8,995)	(55,767)	(88,955)
Loan loss recoveries	6,994	1,389	22,096	30,479
Charge-offs, net of recoveries	(17,199)	(7,606)	(33,671)	(58,476)
Average loans	7,748,575	4,321,837	2,379,062	14,449,474
Ratio of net charge-offs to average loans	0.2%	0.2%	1.4%	0.4%

* Includes interbank loans.

For the year ended December 31, 2009 (Ch$mn)	Commercial loans	Residential Mortgage loans	Consumer loans	Total*
Loans charged-off	(47,801)	(10,683)	(239,730)	(298,214)
Loan loss allowances applied	25,949	1,044	64,537	91,530
Charge-off	(21,852)	(9,639)	(175,193)	(206,684)
Loan loss recoveries	8,446	2,560	28,268	39,274
Charge-offs, net of recoveries	(13,406)	(7,079)	(146,925)	(167,410)
Average loans	7,500,933	3,952,462	2,142,274	13,595,669
Ratio of net charge-offs to average loans	0.2%	0.2%	6.9%	1.2%
* Includes interbank loans.
For the year ended December 31, 2008 (Ch$mn)	Commercial loans	Residential Mortgage loans	Consumer loans	Total*
Loans charged-off	(27,421)	(4,304)	(236,405)	(268,130)
Loan loss allowances applied	15,983	1,473	81,635	99,091
Charge-off	(11,438)	(2,831)	(154,770)	(169,039)
Loan loss recoveries	9,244	1,932	26,718	37,894
Charge-offs, net of recoveries	(2,194)	(899)	(128,052)	(131,145)
Average loans	7,323,810	3,652,020	1,957,133	12,932,963
Ratio of net charge-offs to average loans	0.0%	0.0%	6.5%	1.0%

*	Includes interbank loans.

Allocation of the Loan Loss Allowances

The following tables set forth, as of December 31 of each of the five years listed below, the proportions of our required minimum loan loss allowances that were attributable to our commercial, consumer and residential mortgage loans at each such date.

	As of December 31, 2012				As of December 31, 2011				As of December 31, 2010
	Total Allowance	Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Allowance amount as a percentage of total allocated allowances	Total Allowance	Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Allowance amount as a percentage of total allocated allowances	Total Allowance	Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Allowance amount as a percentage of total allocated allowances
	Ch$ million				Ch$ million				Ch$ million
Commercial loans
Commercial loans	199,841	2.7%	1.1%	36.3%	161,289	2.4%	0.9%	33.0%	132,775	2.2%	0.8%	31.2%
Foreign trade loans	18,535	1.5%	0.1%	3.4%	19,764	1.9%	0.1%	4.1%	18,888	2.4%	0.1%	4.4%
Checking accounts debtors	3,033	1.5%	0.0%	0.5%	3,384	2.6%	0.0%	0.7%	4,350	6.4%	0.0%	1.0%
Factoring transactions	3,683	1.1%	0.0%	0.7%	1,861	1.0%	0.0%	0.4%	2,083	1.0%	0.0%	0.5%
Leasing transactions	23,426	1.8%	0.1%	4.3%	19,266	1.6%	0.1%	3.9%	14,742	1.3%	0.1%	3.5%
Other loans and accounts receivable	2,122	2.2%	0.0%	0.4%	4,238	5.0%	0.0%	0.9%	9,664	53.8%	0.1%	2.3%
Subtotals	250,640	2.4%	1.3%	45.6%	209,802	2.3%	1.2%	43.0%	182,502	2.2%	1.2%	42.9%
Residential mortgage loans
Loans with letters of credit	493	0.5%	0.0%	0.1%	707	0.6%	0.0%	0.1%	446	0.3%	0.0%	0.1%
Mortgage mutual loans	936	2.0%	0.0%	0.2%	1,241	1.7%	0.0%	0.2%	11,319	6.1%	0.1%	2.7%
Other mortgage mutual loans	34,561	0.7%	0.2%	6.3%	33,685	0.7%	0.2%	6.9%	5,567	0.1%	0.0%	1.3%
Subtotals	35,990	0.7%	0.2%	6.6%	35,633	0.7%	0.2%	7.2%	17,332	0.4%	0.1%	4.1%
Consumer loans
Installment consumer loans	218,474	11.8%	1.2%	39.7%	193,874	10.7%	1.1%	39.7%	176,219	11.0%	1.1%	41.4%
Credit card balances	38,719	3.7%	0.2%	7.0%	43,922	4.8%	0.3%	9.0%	36,156	4.6%	0.2%	8.5%
Consumer leasing contracts	160	4.3%	0.0%	0.0%	109	2.9%	0.0%	0.0%	121	3.2%	0.0%	0.0%
Other consumer loans	5,906	3.0%	0.0%	1.1%	5,117	2.4%	0.0%	1.1%	13,063	4.4%	0.1%	3.1%
Subtotals	263,259	8.5%	1.4%	47.8%	243,022	8.3%	1.4%	49.8%	225,559	8.4%	1.4%	53.0%
Totals loans to clients	549,889	2.9%	2.9%	100.0%	488,457	2.8%	2.8%	100.0%	425,393	2.7%	2.7%	100.0%
Interbank	159	0.2%	0.0%	0.0%	11	0.0%	0.0%	0.0%	54	0.1%	0.0%	0.0%
Totals	550,048	2.9%	2.9%	100.0%	488,468	2.8%	2.8%	100.0%	425,447	2.7%	2.7%	100.0%

	As of December 31, 2009				As of December 31, 2008
	Total Allowance	Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Allowance amount as a percentage of total allocated allowances	Total Allowance	Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Allowance amount as a percentage of total allocated allowances
	Ch$ million				Ch$ million
Commercial loans
Commercial loans	124,275	2.3%	0.9%	35.6%	84,297	1.5%	0.6%	30.7%
Foreign trade loans	23,027	3.6%	0.2%	6.6%	12,588	0.9%	0.1%	4.6%
Draft loans	3,570	3.8%	0.0%	1.0%	3,574	2.9%	0.0%	1.3%
Factoring transactions	2,386	1.8%	0.0%	0.7%	1,855	0.6%	0.0%	0.7%
Leasing transactions	7,839	0.8%	0.1%	2.2%	6,473	0.7%	0.0%	2.4%
Other loans and accounts receivable	5,342	48.7%	0.0%	1.5%	5,342	46.1%	0.0%	1.9%
Subtotals	166,439	2.3%	1.2%	47.6%	114,129	1.4%	0.8%	41.6%
Residential mortgage loans
Loans with letters of credit	576	0.3%	0.0%	0.2%	968	0.4%	0.0%	0.4%
Mortgage mutual loans	9,040	4.5%	0.1%	2.6%	4,400	2.2%	0.0%	1.6%
Other mortgage mutual loans	6,918	0.2%	0.1%	2.0%	7,262	0.2%	0.0%	2.6%
Subtotals	16,534	0.4%	0.1%	4.8%	12,630	0.3%	0.1%	4.6%
Consumer loans
Installment consumer loans	130,532	9.5%	0.9%	37.3%	106,313	7.9%	0.7%	38.8%
Credit card balances	24,433	4.2%	0.2%	7.0%	28,162	4.8%	0.2%	10.3%
Consumer leasing contracts	9	0.2%	0.0%	0.0%	-
Other consumer loans	11,538	4.2%	0.1%	3.3%	12,971	4.1%	0.1%	4.7%
Subtotals	166,512	7.4%	1.2%	47.6%	147,446	6.6%	1.0%	53.8%
Totals loans to clients	349,485	2.5%	2.5%	100.0%	274,205	1.9%	1.9%	100.0%
Interbank	42	0.2%	0.0%	0.0%	35	0.0%	0.0%	0.0%
Totals	349,527	2.5%	2.5%	100.0%	274,240	1.9%	1.9%	100.0%

Based on information available regarding our borrowers, we believe that our loan loss allowances are sufficient to cover known potential losses and losses inherent in a loan portfolio of the size and nature of our loan portfolio.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Directors

We are managed by our Board of Directors, which, in accordance with our by-laws, consists of 11 directors and two alternates who are elected at our ordinary shareholders’ meetings. Except as noted below, the current members of the Board of Directors were elected by the shareholders in the ordinary shareholders’ meeting held on April 26, 2011. Members of the Board of Directors are elected for three-year terms. Except as noted below, the term of each of the current board members expires in April of 2014. Cumulative voting is permitted for the election of directors. The Board of Directors may appoint replacements to fill any vacancies that occur during periods between elections. If any member of the Board of Directors resigns before his or her term has ended, and no other alternate director is available to take the position at the next annual ordinary shareholders’ meeting a new replacing member will be elected. Our executive officers are appointed by the Board of Directors and hold office at its discretion. Scheduled meetings of the Board of Directors are held monthly. Extraordinary meetings can be held when called in one of three ways: by the Chairman of the Board of Directors, by three directors with the consent of the Chairman of the Board of Directors or by the majority of directors. None of the members of our Board of Directors has a service contract which entitles any Director to any benefits upon termination of employment with Santander-Chile.

Our current directors are as follows:

Directors	Position	Committees	Term Expires
Mauricio Larraín Garcés	Chairman and Director	Asset and Liability Committee Executive Credit Committee Human Resources Committee Marketing, Communications and Institutional Image Committee Strategy Committee University Committee	April 2014
Jesús Maria Zabalza Lotina	First Vice Chairman and Director	Strategy Committee	April 2014
Oscar von Chrismar Carvajal	Second Vice Chairman and Director

Asset and Liability Committee

Clients and Service Quality Committee

Executive Credit Committee

Human Resources Committee

Market Committee

Marketing, Communications and Institutional Image Committee

Risk Committee

Strategy Committee

April 2014
Víctor Arbulú Crousillat	Director	Audit Committee	April 2014
Marco Colodro Hadjes	Director	Asset and Liability Committee Executive Credit Committee Market Committee Risk Committee	April 2014
Vittorio Corbo Lioi	Director	Asset and Liability Committee Market Committee Risk Committee	April 2014
Roberto Méndez Torres	Director	Clients and Service Quality Committee Executive Credit Committee Marketing, Communications and Institutional Image Committee Risk Committee Strategy Committee University Committee	April 2014
Carlos Olivos Marchant	Director	Audit Committee	April 2014

Directors	Position	Committees	Term Expires
Lucía Santa Cruz Sutil	Director	Marketing, Communications and Institutional Image Committee University Committee	April 2014
Lisandro Serrano Spoerer	Director	Analysis and Resolution Committee Audit Committee	April 2014
Roberto Zahler Mayanz	Director	Asset and Liability Committee Market Committee	April 2014
Juan Pedro Santa María Pérez	Alternate Director	Analysis and Resolution Committee Audit Committee (secretary) Executive Credit Committee Risk Committee Transparency Committee	April 2014
Raimundo Monge Zegers	Alternate Director	Asset and Liability Committee Risk Committee Strategy Committee Transparency Committee	April 2014

Mauricio Larraín Garcés is our Chairman. He is a member of the Asset and Liability Committee, the Executive Credit Committee, the Human Resources Committee, the Marketing Committee, the Strategy Committee, and the University Committee. He is also President of Santander Chile Holding S.A. and Universia Chile S.A. He is also a Director of the Asociación de Bancos e Instituciones Financieras de Chile and Inversiones Volcán Choshuenco S.A. He is also a member of the Council of Paz Ciudadana and was a former President of ICARE. He is General Director of ESE Business School from Universidad de Los Andes. Mr. Larraín began working at Santander-Chile in 1989. Previously, he was Intendente (Director) of the SBIF, Manager of External Debt at Banco Central de Chile and a Senior Finance Specialist at the World Bank in Washington. He holds degrees in Law from Universidad Católica de Chile and from Harvard University.

Jesús María Zabalza Lotina became a Director and Vice-Chairman of the Board on October 28, 2008. He currently is a Director of Grupo Santander’s Latin America Division and a Board member of Banco Santander Mexico and Banco Santander Puerto Rico. He is a member of the Strategy Committee. Mr. Zabalza is a patron of the Fundación Padre Garralda. Previously, Mr. Zabalza was Director of Retail Banking in Madrid at Banco BBVA. He was also on the Board of La Caixa, Telefónica Factoring S.A, Adeslas y Terra. Mr. Zabalza holds a degree in Industrial Engineering from the University of Bilbao.

Oscar von Chrismar Carvajal became Executive Vice-Chairman of the Board on January 1, 2010 after having served as the chief executive officer of Santander-Chile since August 2003. Mr. Von Chrismar is a member of the Asset and Liability Committee, Clients and Service Quality Committee, Executive Credit Committee, Human Resources Committee, Market Committee, Marketing Committee, Risk Committee, and the Strategy Committee. Prior to assuming the chief executive officer post, he was the Manager of Global Banking. Prior to the merger, he was the former chief executive officer of Old Santander-Chile since September 1997, after being General Manager of Banco Santander-Peru since September 1995. Mr. von Chrismar is also a board member of Banco Santander Argentina and Banco Santander Peru. He is also the Alternate Director of Universia Chile S.A. Prior to that, Mr. von Chrismar was the manager of the Finance Division of Santander-Chile, a position that he had held since joining Santander-Chile in 1990. Mr. von Chrismar holds an Engineering degree from the Universidad de Santiago de Chile.

Víctor Arbulú Crousillat became a Director on May 6, 1999. He is a member of the Audit Committee and has been designated as a Financial Expert. He was a Managing Director of JPMorgan, member of its European management committee and Chief Executive Officer for Spain and Portugal from 1988 until 1998. He has worked for JPMorgan for over 25 years in various positions in Europe, North America and Latin America. Mr. Arbulú also worked for the Inter-American Development Bank. Mr. Arbulú holds a degree in Engineering and a Masters in Business Administration.

Marco Colodro Hadjes became a Director on April 19, 2005. Mr. Colodro is a member of the Asset and Liability Committee, Executive Credit Committee, Market Committee, and the Risk Committee. Mr. Colodro was President of the Board of Telefónica Chile and a Director of Codelco. He is a former chairman of TVN (national television network) and former vice chairman of Banco del Estado (state bank). He was also owner of Agencia de Valores Alfa S.A. Prior to that, he was Foreign Trade Director at the Central Bank of Chile. Mr. Colodro holds a degree in Economics from the Universidad de Chile, and has done post-graduate studies at the École Pratique des Hautes Etudes of the University of Paris.

Vittorio Corbo Lioi is one of Chile’s leading economists. In 2003, Mr. Corbo was named President of Chile’s Central Bank. Following the end of his tenure there, Mr. Corbo has been named to various boards and is currently a Senior Investigator at the Centro de Estudio Públicos (CEP), a local think tank. Mr. Corbo is a Director of Santander Spain and Banco Santander Mexico. Between 1991 and 1995 Mr. Corbo was an economic advisor to the Bank, and a member of the Board of Santander-Chile between 1995 and 2003. Mr. Corbo is a member of the Asset and Liability Committee, the Market Committee and the Risk Committee. Mr. Corbo has a Business Administration Degree from the Universidad de Chile and a Ph.D. in Economics from MIT.

Roberto Méndez Torres is a former member of the Board of Old Santander-Chile, to which he was appointed in 1996. He is a member of the Clients and Service Quality Committee, the Executive Credit Committee, the Marketing Committee, the Risk Committee, the Strategy Committee and the University Committee. He is a professor of Economics at Universidad Católica de Chile. He has been Advisor to Grupo Santander-Chile since 1989. Mr. Méndez is President and Director of Adimark Chile Gfk and on the Board of the Chilean and German Chamber of Commerce. He is also a Director of Enex S.A. and Vice-Chairman of Universia S.A. Mr. Méndez is also a member of the Council of Paz Ciudadana and was a former President of ICARE. He graduated with a degree in Business Administration from Universidad Católica de Chile, and holds an MBA and a Ph.D. from the Graduate School of Business at Stanford University.

Carlos Olivos Marchant is Director since 2007 and has been a Board member since the merger with Banco Santiago was consummated in 2002. He is Chairman of the Audit Committee. He was a member of the Board of Banco Santiago since 1987 until the date of the merger, and was Chairman of that board between May 1999 until the merger. He is a partner in the law firm Guerrero, Olivos, Novoa y Errazuriz. Mr. Olivos holds a law degree from the Universidad de Chile and a Masters of Jurisprudence from New York University School of Law.

Lucía Santa Cruz Sutil became a Director on August 19, 2003. Ms. Santa Cruz was a member of our Audit Committee until May 2010. She is a member of the Marketing Committee and the University Committee. Ms. Santa Cruz holds a degree in History and a Masters Degree in Philosophy from Oxford University. She is the Dean of the College of Liberal Arts of the Universidad Adolfo Ibañez. Ms. Santa Cruz is also a Director of Universia Chile S.A. She is also on the Board of Compañía de Seguros Generales y de Vida La Chilena Consolidada, on the Advisory Board of Nestle Chile and the Fundación Educacional Santa Teresa de Avila. She is also a member of the Self-Regulation Committee for Insurance Companies in Chile.

Lisandro Serrano Spoerer was elected to the Board in January 2011. He is a member of the Analysis and Resolution Committee and the Audit Committee. He is currently Dean of the Universidad Gabriel Mistral and Professor of Law and Tax at the Law School. He is also a member of the Regulation Committee of the Santiago Stock Exchange and the Self-Regulation Committee of the Chilean Electronic Stock Exchange. Previously, he worked at PricewaterhouseCoopers from 1977 to 2003 where he was a partner in the tax division and later a Principal partner. He was also member of the board of the Hong Kong & Shanghai Bank branch in Chile. Mr. Serrano holds a degree in law and an MBA from the Ponitificia Universidad Católica de Chile.

Roberto Zahler Mayanz became a Director on August 31, 1999. He is a member of the Asset and Liability Committee and the Market Committee. Currently, he is President of Zahler & Co, a consulting firm. He is also a member of the CLAAF or the Latin American Committee for Financial Affairs. He was formerly President of the Board of Siemens Chile and Director of Air Liquide-Chile. He was also a visiting professor at the IMF’s Research Department. Between 1991 and 1996, he was President of the Central Bank of Chile and Vice-President from 1989 to 1991. He also serves as a consultant for the World Bank, the IDB, the IMF and the International Bank of Settlements. Mr. Zahler has also provided technical assistance to various Central Banks and Finance Ministries in most countries of Latin America, Indonesia and Kosovo. Mr. Zahler holds a degree in Business Administration from the Universidad de Chile and a Masters in Economics from the University of Chicago.

Juan Pedro Santa María Pérez became an Alternate Director on July 24, 2012 after having served as Corporate Legal Director for Grupo Santander Chile and Legal Counsel for Santander-Chile. He is also a Director at Santander Asset Management S.A. Mr. Santa María joined Santander-Chile in 2002, after the merger with Banco Santiago. Previous to that he was Legal Counsel for Banco Santiago and Banco O’Higgins. He has also been President of the Legal Committee of the Asociación de Bancos e Instituciones Financieras de Chile for over 20 years and President Pro-Tempore of the Financial Law Committee of the Federación Lationamericana de Bancos (FELABAN). Mr. Santa María holds a degree in Law from the Pontificia Universidad Católica de Chile.

Raimundo Monge Zegers became an Alternate Director on April 29, 2003. He is currently a member of the Asset and Liability Committee, the Risk Committee, the Strategy Committee and the Transparency Committee. He is Corporate Director of Strategic and Financial Planning for Grupo Santander-Chile and is CEO of Santander-Chile Holding S.A. He is also President of Santander S.A. Sociedad Securitizadora and Santander Factoring S.A. He is a Director of Aurum S.A. and Bansa Santander S.A. Mr. Monge has a degree in business from the Universidad Católica de Chile and an MBA from the University of California, Los Angeles.

Senior Management

Our senior managers are as follows:

Senior Manager	Position	Date Appointed
Claudio Melandri	Chief Executive Officer	January 1, 2010
Miguel Mata	Chief Financial Officer	November 1, 2011
Gabriel Montoya	Financial Controller	April 1, 2009
José Manuel Manzano	Chief Risk Officer	March 1, 2012
Javier Montero	Corporate Director of Internal Audit	May 1, 2010
Fred Meller	Global Banking and Markets	January 1, 2011
Fernando Cloppet	Manager Commercial Banking	March 1, 2012
Francisco Murillo	Manager Human Resources & Administration	March 1, 2012
Felipe Contreras	Chief Accounting Officer	October 1, 2008
Pablo Correa	Manager Corporate Communications	March 1, 2012
Juan Fernández	Manager Clients and Service Quality	June 1, 2011
Luis Camarena	Manager Credit Risk	March 1, 2012
Cristian Florence	General Counsel	September 3, 2012

Claudio Melandri became the Chief Executive Officer of Santander-Chile in January 2010 after being our Retail Banking Manager since February 21, 2008. He started his career at Santander-Chile in 1990 becoming a regional branch manager and manager of Santander-Chile’s branch network. He was also a Vice-President at Banco Santander Venezuela from 2005 to 2007. In 2007, he was appointed Corporate Director of Human Resources of Banco Santander-Chile. He is also a Director of Santander Chile Holding S.A. and Universia Chile S.A.. Mr. Melandri has a Business Degree from the Universidad Tecnológica Metropolitana in Chile.

Miguel Mata became the Chief Financial Officer for Santander-Chile on November 2011. Prior to that he served in several staff positions related to Business Strategy. Mr. Mata joined Santander-Chile in 2002 when Santander-Chile merged with Banco Santiago. Previously he was Financial Controller for Banco Santiago. He has been working in the banking industry since 1990, when he joined Banco O’Higgins, one of the predecessors of Banco Santiago. He is also a Director of Santander S.A. Corredores de Bolsa. Mr. Mata holds a degree in Engineering from Universidad Católica de Chile.

Gabriel Montoya was appointed Financial Controller of Santander-Chile in April 2009 and has been working for Santander Spain and its affiliates since 1997. Between 2005 and 2009, Mr. Montoya was Director of the MIS America Project and was responsible for implementing management information systems in Chile, Mexico, Puerto Rico, Argentina and Brazil. Previous to that Mr. Montoya was Financial Controller of Santander Puerto Rico, Head of Financial Control for the Americas Division of Santander and various other management positions in Santander Colombia. Mr. Montoya has a Business Administration Degree from Universidad del Rosario and an Executive Administration Diploma from the Universidad de los Andes, both in Colombia.

José Manuel Manzano became Chief Risk Officer in March 2012. Prior to that he was Corporate Director of Risk since July 2007, and Corporate Director of Human Resources for Santander-Chile since October 31, 2002. Previously, he served as Manager of Human Resources for Old Santander-Chile since 1999. He was also General Manager of Santander Fund Management and Managing Director of Bancassurance. He is also a Director of Santander Chile Holding S.A., Santander Asset Management S.A. and Santander S.A. Sociedad Securitizadora. Mr. Manzano holds an MBA and a degree in Business from Universidad Católica de Chile.

Javier Montero is the Corporate Director of Internal Auditing, a position he has held since May 1, 2010. Prior to that he was Manager of Internal Auditing in the Financial Risk Department at Santander-Chile since 2006. Mr. Montero has worked for Grupo Santander since 2000 in the Internal Auditing Division of Grupo Santander. Mr. Montero has a Business Degree and an Auditing degree from Universidad San Pablo in Madrid.

Fred Meller became Manager of Global Banking & Market in January 2011. Prior to that he was Manager of Market Making for Europe and UK for Santander Spain. Previously, he served as Treasurer for Santander-Chile since 2008. He was also General Manager of Santander Agente de Valores and Director of Deposito Central de Valores Chile. Mr. Meller is also President of Santander S.A. Corredores de Bolsa. Mr. Meller holds a degree in Business Administration from Universidad Central de Chile.

Fernando Copplet became Manager of Commercial Banking in March 2012. Prior to that he was Director of Retail Banking Development for Latin America in Grupo Santander. Prior to that he was Corporate Director of Commercial Banking at Santander Puerto Rico and Manager of the Branch network of Santander Rio in Argentina. He joined Banco Rio in 1987. Mr. Cloppet is also Director of Santander Factoring S.A: and Santander Consumer Chile S.A.. Mr. Cloppet holds a degree in Foreign Trade from FAEC-UCES institute in Argentina.

Francisco Murillo was appointed Manager of Human Resources and Administration on March 1, 2012. Prior to that he was Manager of Retail Banking of Santander-Chile since May 1, 2010. Mr. Murillo has worked in Grupo Santander Chile since 1993. Previously he served as Corporate Director of Human Resources, Corporate Director of Santander Asset Management and President of Bansander AFP. He was also the former CEO and Chief Investment Officer of Bansander AFP. Mr. Murillo is President of Santander Asset Management S.A. Administradora General de Fondos, President of Santander Asset Management Chile S.A., Director of Santander Chile Holding S.A. and Director of Santander Factoring S.A.. Mr. Murillo has a Business Degree from the Universidad Adolfo Ibañez.

Felipe Contreras was named Chief Accounting Officer of Santander-Chile in October 2008. He has worked for 14 years in our Accounting Department, most recently as Manager of the Consolidation and Reporting Departments, overseeing our Chilean, U.S. and Spanish GAAP reporting requirements. He was in charge of our recent transition to International Financial Reporting Standards. Mr. Contreras is a Public Accountant from the University of Santiago and is currently a candidate to a Masters in Advanced Finance from the Universidad Adolfo Ibáñez.

Pablo Correa became Manager of Corporate Communications and Public Policy in March 2012. Prior to that he was Capital Markets Coordinator in the Ministry of Finance. Prior to that he was Chief Economist of Santander-Chile from 2006 until 2010 and an advisor to the Minister of Finance and the IBD from 2005 to 2006. Mr. Correa has an economics Degree from Universidad Católica de Chile and a Masters degree from the Harvard Kennedy School of Government.

Juan Fernández is our manager of Quality and Client Service since June 2011. Previously he was our Administration and Operations Manager. He is the former Manager of Administration and Cost Control of Old Santander-Chile, a position he held from April 1999 until August 2002, when the merger with Santiago was consummated. Mr. Fernández is also Director of Santander Factoring S.A., Isban Chile S.A., Santander Consumer Chile S.A. and Santander S.A. Corredores de Bolsa. Previously Mr. Fernández served as Manager for Accounting and Administration of Old Santander-Chile since January 1993. Prior to that, Mr. Fernández held positions at Banchile Agencia de Valores y Subsidiarias, and at JPMorgan in Santiago and Madrid.

Luis Camarena became Manager of Credit Risk in March 2012. Previously he was Vice President of Risk at Banco Santander Colombia since January 2011. Prior to that, he served as Executive Director of Risk of Wholesale Banking and Executive Director of Wholesale Banking at Banco Santander México since 2002. He has also worked at Banca Serfin in México, where he served at different positions since 1988. Mr. Camarena holds a degree in Business Administration from the Universidad Iberoamericana de México.

Cristian Florence is our General Counsel, a position he has held since September 2012. Prior to that he served as Chief Lawyer at Santander-Chile. Mr. Florence joined Santander-Chile in 2002 when Santander-Chile merged with Banco Santiago. He started working in the banking industry in 1991, when he joined Centrobanco, a predecessor of Banco O’Higgins and Banco Santiago serving at several positions in the law departments. Mr. Florence is also a Director of Administrador Financiero de Transantiago S.A.. He has a degree in Law from the Universidad Gabriela Mistral and a Master of Laws (LLM) from the same university.

B.	Compensation

For the year ended December 31, 2012, the aggregate amount of compensation paid by us to all of our directors was Ch$1,034 million, in monthly stipends. For the year ended December 31, 2012, the aggregate amount of compensation paid by us to all of our executive officers and our management members was Ch$29,965 million (U.S.$62.6 million). At our annual shareholder meeting to be held on April 29, 2013, shareholders will be asked to approve a monthly stipend per director of UF 230 (U.S.$10,977), UF 460 (U.S.$21,954) for the Chairman of the Board and UF 345 (U.S.$16,466) for the Vice-Chairman of the Board. This amount will be increased by UF 30 per month (U.S.$1,432) if a Board member is named to one or more committees of the Board. The additional amount will be UF 60 (U.S.$2,863) for the President of a committee and UF 45 (U.S.$2,148) for the Vice-President of a committee. Shareholders will also be asked to approve the Audit Committee 2013 remuneration for its members. The remuneration is a 33% additional compensation over the monthly stipend received by a regular board member, or UF 77 (U.S.$3,675), totaling a monthly stipend of UF 307 (U.S.$14,651). This remuneration is in line with the new Chilean corporate governance law. In addition, we pay certain directors professional service fees for the consulting services that they render to us in their fields of expertise. For the year ended December 31, 2012, payments to our directors for consulting fees totaled Ch$632 million (U.S.$1.3 million).

Santander-Chile and its affiliates have designed variable-compensation plans for their employees, based on performance targets and objectives, the achievement of which are evaluated and paid on a quarterly and/or annual basis. There are also multi-year variable-compensation plans designed to retain and motivate executives, whose compensation depends on the achievement of overall group-wide and individual targets over the course of a time period exceeding one year.

Long-term incentive policy

Stock-based benefits

Santander-Chile and its subsidiaries have designed variable-compensation plans for their employees, based on performance targets and objectives, the achievement of which are evaluated and paid on a quarterly and/or annual basis. There are also multi-year variable-compensation plans designed to retain and motivate executives, whose compensation depends on the achievement of overall wide and individual targets over the course of a time period exceeding one year.

Stock performance plan

This consists of a multi-year incentive plan with compensation in Santander Spain’s shares. The plan’s beneficiaries are our Executive Directors, other members of our senior management and other Bank employees designated by Santander Spain’s Board of Directors or, by delegation from Santander Spain, our Executive Committee. The shares are distributed if the following conditions are met:

—	The share price reaches the top 10 as compared to 30 other global banks.

—	Earnings per share reach the top 10 as compared to 30 other global banks.

—	The Bank has achieved its commercial and financial budget objectives in the last two years.

—	The executive has achieved his/her personal goals during the last two years and has continued to work at the Bank until the end of the program.

This plan involves share cycles delivered to beneficiaries. Each cycle lasts three years, such that, each year, a new cycle will begin and, from 2007 on, another will end. The aim is to establish a proper sequence between the end of the incentive program linked to the previous plan and the cycles under this plan.

a)      In June 2008 and 2010, respectively, the beginning of the third-cycle (PI11) and fourth-cycle (PI12) incentive plans was approved by Santander Spain. These new plans consist of three-year cycles and are linked to the fulfillment of the predetermined objectives described above. In 2010, the beginning of the plan (PI13) was approved. In 2011 the beginning of fifth cycle incentive plan (PI14) was approved. This new cycle has a standard term of three years and began to impact on the Consolidated Statements of Income in 2010. In 2012, no new plan was approved.

For each cycle and beneficiary who remains employed at the Bank throughout the plan’s term, the shareholders determine a maximum number of shares that may be granted. The objectives to be fulfilled, which will determine the number of shares to be granted, were defined by comparing the Santander Spain’s performance with that of a reference group of financial institutions. These objectives are linked to two parameters: Total Shareholder Return (TSR) and Increase in Earnings per Share (EPS), each of which has a 50% weighting in the determination of the percentage of shares to be granted.

The final number of shares to be granted in each cycle is determined by the degree of fulfillment of the objectives on the third anniversary of each cycle (with the exception of the first cycle, for which the second anniversary is used), and the shares will be delivered within seven months from the date the cycle ends. The TSR and the growth of EPS for Santander and the reference financial institutions will be calculated at that time, which will yield 50% of the amount of shares to be granted according to the following scale and based on the relative position of Santander Spain.

The achievement of objectives chart for the PI10, and PI11 plans is as follows:

Santander Spain’s position in the TSR Ranking	Maximum percentage of shares earned	Santander Spain’s position in the EPS growth ranking	Maximum percentage of shares earned
1st to 6th	50.0%	1st to 6th	50.0%
7th	43.0%	7th	43.0%
8th	36.0%	8th	36.0%
9th	29.0%	9th	29.0%
10th	22.0%	10th	22.0%
11th	15.0%	11th	15.0%
12th and above	0.0%	12th and above	0.0%

For the PI12 and PI13 plans only TSR is measured:

Santander Spain’s position in the TSR Ranking	Maximum percentage of shares earned
1st to 5th	100.00%
6th	82.50%
7th	65.00%
8th	47.50%
9th	30.00%
10th and above	0.00%

For the PI14 plan only TSR is measured:

Santander Spain’s position in the TSR Ranking	Maximum percentage of shares earned
1st to 5th	100.00%
6th	86.05%
7th	72.00%
8th	58.00%
9th	44.00%
10th	30.00%
11th to 17th	0.00%

If Santander Spain is within the first quartile (including the 25th percentile) for each of the measures considered (TSR and EPS growth), the maximum percentage of shares will be earned; if it is at the median (including the 50th percentile), 30% of the maximum percentage of shares will be earned; and if it is below the median, all the share distributions will be voided.

b)      As of December 31, 2012, the above-mentioned objectives for the I12 Plan were fulfilled and plans I13 and I14 are still valid. These plans have a cost of MCh$ 1,747 by ceded equity instruments, which was charged to income for the specific period in which beneficiaries provided services to Santander-Chile. This program had no diluting effects over non-controlling interest. This fair value was calculated as described:

The fair value of the 50% which is linked to the TSR was determined by Santander Spain on the basis of the Monte Carlo valuation model with 10,000 simulations run to determine the TSR for each of the reference group companies, considering the above-mentioned variables. The results (each of which represents the distribution of a number of shares) are classified in descending order through the calculation of the weighted average, and this amount is discounted at the risk-free interest rate.

	PI11	PI12	PI13	PI14
	%	%	%	%
Expected volatility (*)	19.31	42.36	49.65	51.35
Historical annual dividend return	3.47	4.88	6.34	6.06
Risk-free interest rate	4.83	2.04	3.33	4.07

(*) Determined on the basis of the historical volatility over the course of the plan (two or three years).

In view of the high correlation between the TSR and EPS, it can reasonably be concluded that the TSR value is also valid for EPS in a high percentage of cases. Accordingly, it was determined that the fair value of the portion of the plans linked to Santander Spain’s relative EPS position, for example the remaining 50% of the shares granted, was the same as the 50% corresponding to TSR. Since this valuation does not refer to market conditions, the number of shares expected to be granted will be re-examined and adjusted on a per-annum basis.

Below is a table which provides a detail of the foregoing:

	Number of shares	Exercise price	Group of employees	Number of individuals	Date of commencement of the benefit	Date of termination of benefit
		€
Options granted (Plan I11)	1,057,204	-	Manager	161	07-01-2008	06-30-2011
Options granted (Plan I11)	71,042	-	Other non-managerial positions	53	07-01-2008	06-30-2011
Options granted (Plan I12)	327,882	-	Manager	157	07-01-2009	06-30-2012
Options granted (Plan I12)	36,848	-	Other non-managerial positions	76	07-01-2009	06-30-2012
Plans in force on December 31, 2009	1,492,976

2010 Flow
Options granted (Plan I11)	557,772	-	Manager	167	07-01-2008	06-30-2011
Options granted (Plan I11)	31,171	-	Other non-managerial positions	47	07-01-2008	06-30-2011
Options granted (Plan I12)	564,339	-	Manager	170	07-01-2009	06-30-2012
Options granted (Plan I12)	43,787	-	Other non-managerial positions	63	07-01-2009	06-30-2012
Options granted (Plan I13)	310,902	-	Manager	166	07-01-2010	06-30-2013
Options granted (Plan I13)	65,148	-	Other non-managerial positions	68	07-01-2010	06-30-2013
Plans in force on December 31, 2010	3,066,095

2011 Flow
Options granted (Plan I11)	315,716	-	Manager	174	07-01-2008	06-30-2011
Options granted (Plan I11)	16,868	-	Other non-managerial positions	47	07-01-2008	06-30-2011
Options granted (Plan I12)	591,686	-	Manager	157	07-01-2009	06-30-2012
Options granted (Plan I12)	79,631	-	Other non-managerial positions	77	07-01-2009	06-30-2012
Options granted (Plan I13)	650,474	-	Manager	166	07-01-2011	06-30-2013
Options granted (Plan I13)	136,303	-	Other non-managerial positions	68	07-01-2011	06-30-2013
Options granted (Plan I14)	268,318	-	Manager	147	07-01-2012	06-30-2014
Options granted (Plan I14)	27,185	-	Other non-managerial positions	82	07-01-2012	06-30-2014
Options exercised (Plan I11)	(1,930,691)	-	Manager	174	07-01-2008	06-30-2011

	Number of shares	Exercise price	Group of employees	Number of individuals	Date of commencement of the benefit	Date of termination of benefit
		€
Options exercised (Plan I11)	(119,082)	-	Other non-managerial positions	47	07-01-2008	06-30-2011
Plans in force on December 31, 2011	3,102,503

2012 Flow
Options granted (Plan I12)	601,101	-	Manager	157	07-01-2009	06-30-2012
Options granted (Plan I12)	63,254	-	Other non-managerial positions	77	07-01-2009	06-30-2012
Options granted (Plan I13)	501,456	-	Manager	166	07-01-2010	06-30-2013
Options granted (Plan I13)	129,076	-	Other non-managerial positions	114	07-01-2010	06-30-2013
Options granted (Plan I14)	508,144	-	Manager	147	07-01-2011	06-30-2014
Options granted (Plan I14)	46,810	-	Other non-managerial positions	82	07-01-2011	06-30-2014
Options exercised (Plan I12)	(2,085,008)	-	Manager	157	07-01-2009	06-30-2012
Options exercised (Plan I12)	(223,520)	-	Other non-managerial positions	77	07-01-2009	06-30-2012
Plans in force on December 31, 2012	2,643,816

Plan I13	1,793,359
Plan I14	850,457

PENSION PLANS:

During the second half of 2009, the Bank granted an additional benefit to its principal executives, consisting of a pension plan whose purpose is to endow them with funds for a better supplementary pension upon their retirement. For this purpose, the Bank will match the voluntary contributions made by the beneficiaries for their future pensions with an equivalent contribution. While for the beneficiary there is no limit on the voluntary contributions, the limit on the Bank’s matching contribution is equal to 6% of the beneficiary’s total gross base salary minus 1.02 times the maximum amount the beneficiary is legally allowed to contribute to his or her pension plan. The Bank may increase or decrease this cap for each beneficiary depending on the evolution of his or her professional careers. The executives will be entitled to receive this benefit only when they fulfill all of the following conditions:

—	Aimed at Group management

—	The general requisite to apply for this benefit is that the employee must be working at the Bank at age 60.

—	The Santander Group will take on insurance (pension fund) on the employee’s behalf for which it will pay a premium contribution periodically.

—	The Santander Group will be responsible for granting the benefits directly.

If the working relationship between the beneficiary and the respective company ends before the designated beneficiaries fulfills these conditions, the beneficiaries will have no rights under this benefit plan. In the event of the beneficiary’s death or total or partial disability, the designated beneficiaries will be entitled to receive this benefit. The Bank will make the contributions to this benefit plan on the basis of mixed collective insurance policies whose beneficiary is the Bank. The life insurance company with whom such policies are executed is not an entity linked or related to the Bank or any other Santander Group company.

During the second half of 2009, the Bank made a contribution of Ch$4,726 million to this pension plan, and a contribution of Ch$267 million to this pension plan. The rights owned by the Bank for the plan at year-end total Ch$5,170 million. The rights owned by the Bank for the plan at year-end 2011 totaled Ch$5,508 million, and Ch$5,584 million at year-end 2012.

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

Actuarial assumptions with respect to demographic and financial variables are non-biased and mutually compatible with each other. The most significant actuarial assumptions considered in the calculations were:

	Post–employment plans 2012	Post–employment plans 2011

Mortality table	RV-2004	RV-2004
Disability table	PDT 1985	PDT 1985
Turnover rates	5.0%	5.0%

Assets related to the pension fund contributed by the Bank into the insurance company with respect to defined benefit plans are presented as net of associated commitments. The period’s activity for post-employment benefits is as follows:

	2012 Ch$mn	2011 Ch$mn
Plan assets	5,584	5,508
Commitments for defined-benefit plans for active personnel	(2,612)	(2,160)
Incurred by inactive personnel	-	-
Minus:
Unrealized actuarial (gain) losses	-	-
Balances at the period end	2,972	3,348

The period’s flow for post-employment benefits is as follows:

	As of December 31
	2012 Ch$mn	2011 Ch$mn

a ) Fair value of plan assets
Balance at beginning of period	5,508	5,170
Expected yield of insurance contracts	326	403
Employer contributions	(250)	(65)
Actuarial (gain) losses	-	-
Premiums paid	-	-
Benefits paid	-	-
Fair value of plan assets at end of year	5,584	5,508
b ) Present value of obligations
Present value of obligations at beginning of the period	(2,160)	(953)
Net incorporation of Group companies	-	-
Service cost	(452)	(1,207)
Interest cost	-	-
Curtailment/settlement effect	-	-
Benefits paid	-	-
Past service cost	-	-

	As of December 31
	2012 Ch$mn	2011 Ch$mn
Actuarial (gain) losses	-	-
Other	-	-
Present value of obligations at end of the year	(2,612)	(2,160)
Net balance at year-end	2,972	3,348

Expected rate of return on plan assets and reimbursement rights:

	2012	2011

Expected rate of return on plan’s assets	UF + 2.50% annual	UF + 2.50% annual
Expected rate of return on reimbursement rights	UF + 2.50% annual	UF + 2.50% annual

Plan expenses:

	2011 MCh$	2010 MCh$

Current period service cost	452	1,207
Interest cost	-	-
Expected return on plan assets	(326)	(403)
Expected return on insurance contracts linked to the Plan:	-	-
Extraordinary allocations	-	-
Actuarial (gains)/losses recorded in the period	-	-
Past service cost	-	-
Other	-	-
Total	126	804

C.	Board Practices

Audit Committee

Board member	Position in Committee
Carlos Olivos	Chairman
Víctor Arbulú Crousillat	First Vice Chairman and Financial Expert
Lisandro Serrano	Second Vice Chairman

The Audit Committee (Comité de Directores y Auditoría) is comprised of three members of the Board of Directors. The Committee Secretary is the alternate director Juan Pedro Santa María. The Chief Executive Officer, General Auditor and other persons from the Bank can be invited to the meetings if necessary and are present on specific matters. This Committee’s primary responsibility is to support the Board of Directors in the continuous improvement of our system of internal controls, which includes reviewing the work of both the external auditors and the Internal Audit Department. The committee is also responsible for analyzing observations made by regulatory entities of the Chilean financial system about us and for recommending measures to be taken by our management in response. This committee also performs functions of a remuneration committee as established in Chilean Law, and reviews annually the salary and bonus programs for the executive officers of the Bank. The external auditors are recommended by this committee to our Board of Directors and appointed by our shareholders at the annual shareholders’ meeting.

This committee is also responsible for:

—	Presenting to the Board of Directors a list of candidates for the selection of an external auditor.

—	Presenting to the Board of Directors a list of candidates for the selection of rating agencies.

—	Overseeing and analyzing the results of the external audit and the internal reviews.

—	Coordinating the activities of internal auditing with the external auditors’ review.

—	Overseeing and coordinating the Bank’s operational risk policies

—	Analyzing the interim and year-end financial statements and reporting the results to the Board of Directors.

—	Analyzing the external auditors’ reports and their content, procedures and scope.

—	Analyzing the rating agencies’ reports and their content, procedures and scope.

—	Obtaining information regarding the effectiveness and reliability of the internal control systems and procedures.

—	Analyzing the information systems performance, and its sufficiency, reliability and use in connection with decision-making processes.

—	Obtaining information regarding compliance with the company’s policies regarding the due observance of laws, regulations and internal rules to which the company is subject.

—	Investigating suspicious and fraudulent activities (including conflicts).

—	Analyzing the reports of the inspection visits, instructions and presentations of the SBIF.

—	Obtaining information, analyzing and verifying the company’s compliance with the annual audit program prepared by the internal audit department.

—	Informing the Board of Directors of accounting changes and their effects.

—	Examining on an annual basis the compensation plans of high level executives and managers.

Asset and Liability Committee (ALCO)

The ALCO includes the Chairman of the Board and five additional members of the Board, the Chief Executive Officer, the Corporate Financial Controller, the Manager of the Financial Management Division, the Manager of Market Risk, the Manager of the Treasury Division, and other senior members of management. The ALCO meets monthly. All limits reviewed by the ALCO are measured and prepared by the Market Risk Department. The non-Board members of the ALCO meet weekly to review liquidity, funding, capital and market risk related matters.

Board member	Position in Committee
Mauricio Larraín	Chairman
Oscar von Chrismar	Vice-Chairman
Vittorio Corbo	Second Vice-Chairman
Marco Colodro	Member
Roberto Zahler	Member
Raimundo Monge	Member

The main functions of the ALCO are:

—	Making the most important decisions regarding interest rate risk, funding, capital and liquidity levels.

—	Review of the Bank’s main gaps (foreign currency and inflation gap).

—	Review of the evolution of the most relevant local and international markets and monetary policies.

Market Committee

The Market Committee includes the Vice-Chairman of the Board, three additional members of the Board, the Chief Executive Officer, the Manager of Global Banking and Markets, the Manager of the Treasury Division, the Manager of the Financial Management Division, the Manager of Market Risk, the Financial Controller and other senior members of management.

Board member	Position in Committee
Oscar von Chrismar	Chairman
Roberto Zahler	Vice-Chairman
Vittorio Corbo	Second Vice-Chairman
Mauricio Larraín	Member
Marco Colodro	Member

The Market Committee is responsible for:

—	Establishing a strategy for the Bank’s trading portfolio.

—

Establishing the Bank’s policies, procedures and limits with respect to its trading portfolio. The Bank’s Market Risk Department measures all risks and limits and reports these to the Market Committee.

—	Reviewing the evolution of the most relevant local and international markets and monetary policies.

Executive Credit Committee

The Executive Credit Committee is comprised of the following Board members:

Board member	Position in Committee
Mauricio Larraín	Chairman
Oscar von Chrismar	Vice-Chairman
Marco Colodro	Second Vice-Chairman
Roberto Méndez	Member

In addition, this committee also includes: the Corporate Director of Risk, the CEO, the Corporate Legal Counsel, the Manager of Global Banking, the Corporate Director of Human Resources and Administration (this is a newly-created position) and two senior members of the Credit Risk department, who present the loans being reviewed. The Executive Credit Committee meets weekly and performs the following main functions:

—	Reviews the main client exposures by: economic sector, geography, type of risk and segment.

—	Supervises and review the main credit risk indicators (NPLs, coverage, impaired loans, etc.).

—	Takes notes, analyzes and follows up on the observations and recommendations of the regulatory bodies and the external and internal auditors on credit-risk-related issues.

—	Reviews the loan positions reviewed by the Senior Credit Committee above U.S.$10 million and approves those loan positions greater than U.S.$40 million.

Risk Committee

Board member	Position in Committee
Oscar von Chrismar	Chairman
Marco Colodro	Member
Vittorio Corbo	Member
Roberto Méndez	Member
Raimundo Monge	Member
Juan Pedro Santa María	Member

The Risk Committee is responsible for revising and following all risks that may affect us, including reputational risk, allowing for an integral risk management. This committee serves as the governing body through which the Board supervises the CRO. It also evaluates the reasonability of the systems for measurement and control of risks. This Committee includes the Vice Chairman of the Board and five Board members. This committee is in addition to the Board Risk Committee, which is comprised of the Vice-Chairman of the Bank and four independent board members.

Marketing, Communications and Institutional Image Committee

Board member	Position in Committee
Mauricio Larraín	Chairman
Roberto Méndez	Vice-Chairman
Lucía Santa Cruz	Second Vice-Chairman
Oscar Von-Chrismar	Member

The Marketing, Communications and Institutional Image Committee is comprised of the Chairman of the Board and three additional Board members, the CEO, the Manager of Retail Banking, the Manager of Human Resources, the Manager of Corporate Communications, the Manager of Marketing and other senior managers. This committee reviews and confirms all matters related to products, corporate image and communications.

University Committee

Board member	Position in Committee
Mauricio Larraín	Chairman
Roberto Méndez	Vice-Chairman
Lucía Santa Cruz	Second Vice-Chairman

The University Committee is comprised of the Chairman of the Board and two additional Board members. The committee reviews our support for higher education and integrates this with the growth of the Institutional business segment and retail banking for college graduates.

Strategy Committee

Board member	Position in Committee
Mauricio Larraín	Chairman
Oscar von Chrismar	Vice Chairman
Jesús Zabalza	Member
Roberto Méndez	Member
Raimundo Monge	Member

The Strategy Committee is in charge of our strategic planning process and follow-up, as well as the identification of broad business opportunities and threats. The Strategy Committee is comprised of the Chairman of the Board and four additional Board members.

Clients and Service Quality Committee

Board member	Position in Committee
Oscar von Chrismar	Chairman
Roberto Méndez	Vice Chairman

The Clients and Service Quality Committee is in charge of overseeing all major issues related to quality and client service.

Transparency Committee

Board member	Position in Committee
Juan Pedro Santa María	Chairman
Raimundo Monge	Vice Chairman

The Transparency Committee is comprised of two Board members. The Transparency Committee dictates guidelines on communications and available information to clients on relation to new and existing products and offers, in order to comply with internal and regulatory standards relative to information transparency to clients.

Human Resources Committee

Board member	Position in Committee
Mauricio Larraín	Chairman
Oscar Von-Chrismar	Member

The Human Resources Committee is comprised of two Board members, the CEO, the Manager of Human Resources and Administration, the Manager of Human Resources and other senior managers. The Human Resources Committee dictates guidelines on management and general human resources policies, including incentive, selection, promotion and training policies.

D.	Employees

As of December 31, 2012, on a consolidated basis, we had 11,713 employees, 8,903 of whom were bank employees, 393 of whom were employees of our subsidiaries and 2,417 were employees of Special Purpose Entities. We have traditionally enjoyed good relations with our employees and their unions. Of the total headcount of us and our subsidiaries, 7,820 or 66.8% were unionized. In May 2010, a new collective bargaining agreement was signed, which went into effect on January 1, 2011 and which expires on December 31, 2014, though it may be renegotiated ahead of schedule with the consent of management and the union. We generally apply the terms of our collective bargaining agreement to unionized and non-unionized employees. The following chart summarizes the number of employees employed by the bank.

Employees	As of December 31, 2012
Executives	710
Professionals	5,203
Administrative	5,800
Total	11,713

E.	Share Ownership

No director or executive officer owns more than 1% of the shares of Santander-Chile. As of December 31, 2012, the following directors and executives held shares in Santander-Chile:

Directors	Shares
Mauricio Larraín Garcés	568
Carlos Olivos Marchant	2,982,630
Senior Managers
Fernando Zavala	1,123,074
Juan Fernández	35,536

Santander-Chile currently does not have any arrangements for involving employees in its capital and there is no systematic arrangement for grant of options or shares or securities of Santander-Chile to them.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Santander Spain controls Santander-Chile through its holdings in Teatinos Siglo XXI Inversiones S.A. and Santander Chile Holding S.A., which are controlled subsidiaries. Santander Spain has control over 67.18% of our shares and actual participation, excluding non-controlling shareholders that participate in Santander Chile Holding, S.A. of 67.01%.

Shareholder	Number of Shares	Percentage
Santander Chile Holding S.A.	66,822,519,695	35.46%
Teatinos Siglo XXI Inversiones S.A.	59,770,481,573	31.72%

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

The number of outstanding shares of Santander-Chile (of which there is only one class, being ordinary shares) at December 31, 2012, was 188,446,126,794 shares, without par value. Santander-Chile’s shares are listed for trading on the Chilean Stock Exchanges and on the NYSE in connection with the registration of ADRs. The market capitalization of Santander-Chile at December 31, 2012 on the Chilean stock exchange was Ch$6,354,403 million and U.S.$13,422 million on the NYSE. At December 31, 2012, Santander-Chile had 12,176 holders of its ADRs registered in Chile, including JP Morgan as Depositary (the “Depositary”) of Santander-Chile’s ADS Program. As of December 31, 2012, there were a total of 26 ADR holders on record. Since some of these ADRs are held by nominees, the number of record holders may not be representative of the number of beneficial holders.

Other than the information disclosed in this section, there are no arrangements to the knowledge of Santander-Chile that can result in a change of control of Santander-Chile.

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

Loans granted to related parties

In addition to subsidiaries and associated entities, the Bank’s “related parties” include the “key personnel” of the Bank’s executive staff (members of the Bank’s Board of Directors and the Senior Managers of Santander-Chile and its subsidiaries, together with their close relatives), as well as the entities over which the key personnel could exert significant influence or control.

The Bank also considers the companies that are part of the Santander Group worldwide as related parties, given that all of them have a common parent, i.e., Santander Spain.

The table below shows loans and accounts receivable and contingent loans with related parties. For more information, see “Note 37—Transactions with Related Parties” in our Audited Consolidated Financial Statements appearing elsewhere in this Annual Report:

	As of December 31,
	2012				2011				2010
	Companies of the Group MCh$	Associated companies MCh$	Key personnel MCh$	Other MCh$	Companies of the Group MCh$	Associated companies MCh$	Key personnel MCh$	Other MCh$	Companies of the Group MCh$	Associated companies MCh$	Key personnel MCh$	Other MCh$

Loans and accounts receivables
Commercial loans	46,790	668	2,910	57,723	39,708	663	2,234	62,512	36,966	670	2,478	14,015
Mortgage loans	–	–	15,089	–	–	–	15,657	–	–	–	15,157	–
Consumer loans	–	–	1,513	–	–	–	1,808	–	–	–	2,182	–
Loans and accounts receivables	46,790	668	19,512	57,723	39,708	663	19,699	62,512	36,966	670	19,817	14,015
Provision for loan losses	(329)	(3)	(39)	(9)	(54)	(1)	(39)	(23)	(112)	(1)	(87)	(14)
Net loans	46,461	665	19,473	57,714	39,654	662	19,660	62,489	36,854	669	19,730	14,001
Guarantees	9	–	17,909	1,349	25,311	–	18,244	1,241	7,641	–	18,649	1,359
Contingent loans
Personal guarantees	–	–	–	–	–	–	–	–	–	–	–	–
Letters of credit	25,697	–	–	–	187	–	–	–	2,964	–	–	–
Guarantees	34,897	–	–	1,443	12,778	–	–	569	12,307	–	–	84
Contingent loans	60,594	–	–	1,443	12,965	–	–	569	15,271	–	–	84
Provisions for contingent loans	(15)	–	–	(2)	(63)	–	–	(1)	(1)	–	–	–
Net contingent loans	60,579	–	–	1,441	12,902	–	–	568	15,270	–	–	84

	As of December 31,
	2012				2011				2010

	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Opening balances as of January 1,	52,673	663	19,698	63,081	52,237	670	19,817	14,099	147,843	914	17,339	108,631

Loans granted	78,586	21	6,132	10,927	40,471	24	5,260	62,528	11,954	256	6,901	11,600

Loans payments	(23,875)	(16)	(6,318)	(14,842)	(40,035)	(31)	(5,379)	(13,546)	(107,560)	(500)	(4,423)	(106,132)

Balances as of December 31	107,384	668	19,512	59,166	52,673	663	19,698	63,081	52,237	670	19,817	14,099

Loans (a) were made in the ordinary course of business, (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons, and (c) did not involve more than the normal collection risk.

Under the Chilean General Banking Law, Chilean banks are subject to certain lending limits, including the following:

—

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

—

a bank may not grant loans bearing more favorable terms than those generally offered by banks in the same community to any entity (or group of related entities) that is directly or indirectly related to its owners or management;

—	a bank may not extend loans to another bank in an aggregate amount exceeding 30.0% of its regulatory capital;

—	a bank may not directly or indirectly grant a loan, the purpose of which is to allow the borrower to acquire shares in the lending bank;

—	a bank may not lend, directly or indirectly, to a Director or any other person who has the power to act on behalf of the bank, or to certain related parties; and

—

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

The largest related party loan, which matures on March 23, 2015 and has an annual rate of U.S.$ + 1.31%, was rendered by the Bank to Telefónca Chile S.A. for Ch$28,045 million (U.S.$58.6 million).

The table below shows assets and liabilities with related parties:

	As of December 31,
	2012				2011				2010
	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Assets
Cash and deposits in banks	5,357	–	–	–	178,567	–	–	–	34,104	–	–	–
Trading investments	–	–	–	–	–	–	–	–	–	–	–	–
Investments under resale agreements	–	–	–	–	–	–	–	–	–	–	–	–
Financial derivative contracts	526,734	–	–	–	506,880	–	–	–	541,737	–	–	–
Available for sale investments	–	–	–	–	–	–	–	–	–	–	–	–
Other assets	4,339	–	–	–	4,617	–	–	–	22,072	–	–	–

Liabilities
Deposits and other demand liabilities	65,386	2,563	2,286	17,211	5,057	4,009	1,425	16,782	9,905	6,014	1,311	4,128
Investments under repurchase agreements	92,862	–	–	–	137,191	–	–	–	47,636	–	–	–
Time deposits and other time liabilities	97,449	373	2,842	39,193	248,206	368	3,627	41,732	320,622	–	1,657	48,749
Financial derivative contracts	387,903	–	–	–	396,538	–	–	–	317,601	–	–	–
Issued debt instruments	67,368	–	–	–	1,683	–	–	–	9,392	–	–	–
Other financial liabilities	103,207	–	–	–	58,848	–	–	–	153,913	–	–	–
Other liabilities	1,241	–	–	–	1,339	–	–	–	2,782	–	–	–

Other transactions with related parties

During the years ended December 31, 2012, 2011 and 2010, the Bank had the following significant income (expenses) from services provided to (by) related parties:

	2012				2011				2010
	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Income (expense) recorded
Income and expenses from interests and readjustments	(11,660)	54	948	(2,819)	(17,892)	54	1,289	(3,683)	(10,093)	55	1,279	7
Income and expenses from fees and services	(1,191)	59	114	214	387	38	110	196	70,359	48	102	93
Net income from financial and foreign exchange operations(*)	241,424	–	(1)	107	(38,744)	–	5	392	86,457	–	(4)	4,098
Other operating revenues and expenses	643	–	–	–	519	–	–	–	(4,866)	–	–	–
Key personnel compensation and expenses	–	–	(30,999)	–	–	–	(32,773)	–	–	–	(29,879)	–
Administrative and other expenses	(23,121)	(20,461)	–	–	(13,303)	(25,509)	–	–	(20,738)	(21,777)	–	–

Totals	206,095	(20,348)	(29,938)	(2,498)	(69,033)	(25,417)	(31,369)	(3,095)	121,119	(21,674)	(28,502)	4,198

* Reflects derivative contracts that hedge Santander Group positions in Chile.

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

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Financial Information

See “Item 18. Financial Statements.”

Legal Proceedings

We are subject to certain claims and are party to certain legal and arbitration proceedings in the normal course of our business, including claims for alleged operational errors. We do not believe that the liabilities related to such claims and proceedings are likely to have, in the aggregate, a material adverse effect on our consolidated financial condition or results of operations. For the years ended December 31, 2012 and 2011, the Disclosure Committee of Santander-Chile has defined a significant legal proceeding as that implying an estimated incurred loss greater than an established cut-off amount. This cut-off amount is calculated as 16% of the following amount: 5% of average net income for the past two years, reduced by 30% for prudence. As of December 31, 2012, this cut-off totaled Ch$2,704 million (U.S.$5.7 million). As of December 31, 2012, there were no legal proceedings exceeding that amount. There are no material proceedings in which any of our directors, any members of our senior management, or any of our affiliates is either a party adverse to us or our subsidiaries or has a material interest adverse to us or our subsidiaries.

Upon the recommendation of our legal advisors, we estimate that our aggregate liability if all legal proceedings were determined adversely to us could result in significant losses not estimated by us. As of December 31, 2012, we have set aside Ch$428 million (U.S.$0.9 million) as provisions for these legal actions. These provisions are presented under the Other provisions line item in our financial statements.

Dividends and dividend policy

See “Item 3. Key Information—A. Selected Financial Data—Dividends.”

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

	Santiago Stock Exchange		NYSE
	Common Stock		ADS(2)
	High	Low	High	Low
	(Ch$ per share(1))		(U.S.$ per ADS)
Annual Price History
2008	24.86	16.51	55.3	41.76
2009	31.00	18.23	54.6	28.16
2010	47.37	30.74	64.78	31.22
2011	43.65	31.94	99.44	59.40
2012	41.01	31.4	33.96	26.10

	Santiago Stock Exchange		NYSE
	Common Stock		ADS(2)
	High	Low	High	Low
	(Ch$ per share(1))		(U.S.$ per ADS)
Quarterly Price History

2010
1st Quarter	34.99	30.74	38.84	31.22
2nd Quarter	36.36	31.03	46.69	34.01
3rd Quarter	47.37	34.73	57.94	44.97
4th Quarter	45.20	41.61	64.78	52.64

2011
1st Quarter	43.65	35.63	70.63	60.59
2nd Quarter	42.23	39.80	71.88	59.40
3rd Quarter	42.93	34.53	99.44	66.73
4th Quarter	38.80	31.94	97.02	91.28

1st Quarter	41.00	31.40	33.96	26.10
2nd Quarter	40.73	34.74	33.75	27.60
3rd Quarter	37.97	32.47	30.83	27.23
4th Quarter	34.86	31.40	29.44	26.10

Monthly Price History
Oct-12	34.86	32.82	29.44	27.19
Nov-12	32.18	31.4	27.35	26.10
Dec-12	33.93	32.05	28.49	26.82
Jan-13	35.89	33.79	30.36	28.63
Feb-13	36.23	33.87	30.59	28.60
Mar-13	35.19	33.41	29.84	28.34
Apr-13 (through April 26, 2013)	33.49	31.31	28.31	26.31

B.	Plan of Distribution

Not applicable

C.	Nature of Trading Market

Nature of Trading Market

Shares of our common stock are traded on the Chilean Stock Exchanges. Each ADS represents 400 shares of common stock. ADRs have been issued pursuant to the Deposit Agreement, dated as of August 4, 2008, among Santander-Chile, the Depositary and all holders from time to time of ADRs. On October 22, 2012, this agreement was amended and the number of shares per ADS was changed from 1,039 to 400 shares. As of December 31, 2012, 87,777,652 ADSs were outstanding (equivalent to 35,111,060,871 shares of common stock or 18.63% of the total number of issued shares of common stock).

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

The legal predecessor of Santander-Chile was Banco Santiago (Santiago). Santiago was incorporated by public deed dated September 7, 1977 granted at the Notary Office of Alfredo Astaburuaga Gálvez. Santiago received its permission to incorporate and function as a bank by Resolution No. 118 of the SBIF on October 27, 1977. The Bank’s by-laws were approved by Resolution No. 103 of the SBIF on September 22, 1977. In January 1997, Santiago merged with Banco O’Higgins’ with Santiago as the surviving entity. In 1999, Santiago became a controlled subsidiary of Santander Spain.

On May 24, 2007, we changed our by-laws as our official name to Banco Santander-Chile (formerly: Banco Santander Chile) and that the Bank may also use the following names: Banco Santander Santiago, Santander Santiago, Banco Santander, or Santander (formerly only: Banco Santander Santiago and Santander Santiago).

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

The Chilean securities markets are principally regulated by the Superintendency of Securities and Insurance under the Chilean Securities Market Law and the Chilean Companies Law. In the case of banks, compliance with these laws is supervised by the SBIF. These two laws provide for disclosure requirements, restrictions on insider trading and price manipulation and protection of non-controlling investors. The Chilean Securities Market Law sets forth requirements relating to public offerings, stock exchanges and brokers, and outlines disclosure requirements for companies that issue publicly offered securities. The Chilean Companies Law sets forth the rules and requirements for establishing open stock corporations while eliminating government supervision of closed (closely-held) corporations. Open stock (public) corporations are those with 500 or more shareholders, or companies in which 100 or more shareholders own at least 10.0% of the subscribed capital (excluding those whose individual holdings exceed 10.0%), and all other companies that are registered in the Securities Registry of the Superintendency of Securities and Insurance.

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

Every appointment of directors, or any changes in the appointment of directors, shall be transcribed into a public deed before a notary public, published in a newspaper of Santiago and notified to the SBIF and Financial Institutions, by means of the filing of a copy of the respective public deed. Likewise, the appointments of General Manager, Manager and Deputy Managers shall be communicated and transcribed into a public deed.

If a director ceases to be able to perform his or her duties, whether by reason of conflict of interest, limitation, legal incapacity or bankruptcy, impossibility, resignation or any other legal cause, the vacancy shall be filled as follows: (a) the positions of regular directors shall be filled by an alternate director; and (b) the positions of alternate directors vacated upon the application of (a) above, and the positions of regular directors if a regular director’s position cannot be filled pursuant to clause (a) because both alternate members have already become regular members, shall be filled by the Board of Directors on its first meeting after the vacancy occurs. Board members appointed pursuant to clause (b) will remain in the position until the next General Shareholders’ Meeting, where the appointment may be ratified, in which case, the replacement director will remain in his or her position until the expiration of the term of the director he or she replaced.

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

The Board of Directors meet, in ordinary sessions at least once a month, held on pre-set dates and times determined by the Board. Extraordinary meetings are held whenever called by the Chairman, whether at his own will or upon the request of three or more directors, so long as the Chairman determines in advance that the meeting is justified, except if the request is made by the absolute majority of the directors in office, in which case the meeting shall be held without such prior determination. The extraordinary meetings may only address those matters specifically included in the agenda for the extraordinary meeting, except that, if the meeting is attended by all the directors in office, they may agree otherwise by a unanimous vote. Extraordinary meetings shall be called by means of a written instrument signed by the Chairman or the Secretary or his alternate and delivered to each of the directors at least three days prior to the date set for the meeting.

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

The Board of Directors will represent the Bank in and out of court and, for the performance of the Bank’s business, a circumstance that will not be necessary to prove before third parties, it will be empowered with all the authorities and powers of administration that the law or the by-laws do not set as exclusive to the General Shareholders’ Meeting, without being necessary to grant any special power of attorney, even for those acts that the law requires to do so. This provision is notwithstanding the judicial representation of the Bank that is part of the General Manager’s authorities. The Board of Directors may delegate part of its authority to the General Manager, to the Managers, Deputy Managers or Attorneys of the Bank, a Director, a Commission of Directors, and for specifically determined purposes, in other persons.

Meetings and Voting Rights

An ordinary annual meeting of shareholders is held within the first four months of each year. The ordinary annual meeting of shareholders is the corporate body that approves the annual financial statements, approves all dividends in accordance with the dividend policy determined by our Board of Directors, elects the Board of Directors and approves any other matter that does not require an extraordinary shareholders’ meeting. The last ordinary annual meeting of our shareholders was held on April 29, 2013. Extraordinary meetings may be called by our Board of Directors when deemed appropriate, and ordinary or extraordinary meetings must be called by our Board of Directors when requested by shareholders representing at least 10.0% of the issued voting shares or by the SBIF. Notice to convene the ordinary annual meeting or an extraordinary meeting is given by means of three notices which must be published in a newspaper of our corporate domicile (currently Santiago) or in the Official Gazette in a prescribed manner, and the first notice must be published not less than 15 days nor more than 20 days in advance of the scheduled meeting. Notice must also be mailed 15 days in advance to each shareholder and given to the SBIF and the Chilean Stock Exchanges. Currently, we publish our official notices in the El Mercurio newspaper of Santiago.

The quorum for a shareholders’ meeting is established by the presence, in person or by proxy, of shareholders representing at least an absolute majority of the issued shares. If a quorum is not present at the first meeting, the meeting can be reconvened (in accordance with the procedures described in the previous paragraph) and, upon the meeting being reconvened, shareholders present at the reconvened meeting are deemed to constitute a quorum regardless of the percentage of the shares represented. The shareholders’ meetings pass resolutions by the affirmative vote of an absolute majority of those voting shares present or represented at the meeting. The vote required at any shareholders’ meeting to approve any of the following actions, however, is a two-thirds majority of the issued shares:

—	a change in corporate form, spin-off or merger;

—	an amendment of the term of existence, if any, and the early dissolution of the bank;

—	a change in corporate domicile;

—	a decrease of corporate capital previously approved by the SBIF, provided it is not reduced below the legal minimum capital;

—	a decrease in the number of directors previously approved by the SBIF;

—	the approval of contributions and appraisal of properties other than cash, in those cases where it is permitted by the General Banking Act;

—	the amendment of authority of the general shareholders’ meeting or the restriction of the authority of the Board of Directors;

—

the transfer of 50.0% or more of the corporate assets, regardless of whether it includes liabilities, or the implementation or amendment of any business plan that contemplates the transfer of 50.0% or more of the corporate assets;

—	a change in the manner of distribution of profits established in the by-laws;

—	any non-cash distribution in respect of the shares;

—	the repurchase of shares of stock in the Bank; or

—

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

We may declare a dividend in cash or in shares. When a share dividend is declared above the legal minimum (which minimum must be paid in cash), our shareholders must be given the option to elect to receive cash. Our ADS holders may, in the absence of an effective registration statement under the Securities Act or an available exemption from the registration requirement thereunder, effectively be required to receive a dividend in cash. See “Item 10. B.—Memorandum and Articles of Association—Preemptive Rights and Increases of Share Capital.” A dividend entitlement lapses after 5 years and the funds go to the Chilean Treasury.

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

Ownership Restrictions

Under Article 12 of the Chilean Securities Market Law and the regulations of the SBIF, shareholders of open stock corporations are required to report the following to the Superintendency of Securities and Insurance and the Chilean Stock Exchanges:

—	any direct or indirect acquisition or sale of shares that results in the holder’s acquiring or disposing, directly or indirectly, 10.0% or more of an open stock corporation’s share capital; and

—

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

—

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

—

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

—

another person or group of persons acting pursuant to joint action agreement, directly or indirectly, controls a stake equal to or greater than the percentage controlled by such person or group of persons;

—

the person or group does not control, directly or indirectly, more than 40.0% of the voting share capital and the percentage controlled is lower than the sum of the shares held by other shareholders holding more than 5.0% of the share capital (either directly or pursuant to a joint action agreement); or

—	in cases where the Superintendency of Securities and Insurance has ruled otherwise, based on the distribution or atomization of the overall shareholding.

According to the Chilean Securities Market Law, a joint action agreement is an agreement among two or more parties which, directly or indirectly, own shares in a corporation at the same time and whereby they agree to participate with the same interest in the management of the corporation or in taking control of the same. The law presumes that such an agreement exists between:

—	a principal and its agents;

—	spouses and relatives within certain degrees of kinship;

—	entities within the same business group; and

—	an entity and its controller or any of the members of the controller.

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

According to Article 96 of the Chilean Securities Market Law, a business group is a group of entities with such ties in their ownership, management or credit liabilities that it may be assumed that the economic and financial action of such members is directed by, or subordinated to, the joint interests of the group, or that there are common credit risks in the credits granted to, or in the acquisition of securities issued by, them. According to the Chilean Securities Market Law, the following entities are part of the same business group:

—	a company and its controller;

—	all the companies with a common controller together with that controller;

—	all the entities that the Superintendency of Securities and Insurance declares to be part of the business group due to one or more of the following reasons:

—	a substantial part of the assets of the company is involved in the business group, whether as investments in securities, equity rights, loans or guaranties;

—	the company has a significant level of indebtedness and the business group has a material participation as a lender or guarantor;

—	any member of a group of controlling entities of a company mentioned in the first two bullets above and there are grounds to include it in the business group; or

—	the company is controlled by a member of a group of controlling entities and there are grounds to include it in the business group.

Article 36 of the General Banking Law states that as a matter of public policy, no person or company may acquire, directly or indirectly, more than 10.0% of the shares of a bank without the prior authorization of the SBIF, which may not be unreasonably withheld. The prohibition would also apply to beneficial owners of ADSs. In the absence of such authorization, any person or group of persons acting in concert would not be permitted to exercise voting rights with respect to the shares or ADSs acquired. In determining whether or not to issue such an authorization, the SBIF considers a number of factors enumerated in the General Banking Law, including the financial stability of the purchasing party.

According to Article 35bis of the General Banking Law, the prior authorization of the SBIF is required for:

—	the merger of two or more banks;

—	the acquisition of all or a substantial portion of a banks’ assets and liabilities by another bank;

—	the control by the same person, or controlling group, of two or more banks; or

—	a substantial increase in the existing control of a bank by a controlling shareholder of that bank.

This prior authorization is only required when the acquiring bank or the resulting group of banks would own a significant market share in loans, defined by the SBIF to be more than 15.0% of all loans in the Chilean banking system. The intended purchase, merger or expansion may be denied by the SBIF; or, if the acquiring bank or resulting group would own a market share in loans determined to be more than 20.0% of all loans in the Chilean banking system, the purchase, merger, or expansion may be conditioned on one or more of the following:

—	the bank or banks maintaining regulatory capital higher than 8.0% and up to 14.0% of risk-weighted assets;

—	the technical reserve established in Article 65 of the General Banking Law being applicable when deposits exceed one and a half times the resulting bank’s paid-in capital and reserves; or

—	the margin for interbank loans be reduced to 20.0% of the resulting bank’s regulatory capital.

If the acquiring bank or resulting group would own a market share in loans determined by the SBIF to be more than 15% but less than 20%, the authorization will be conditioned on the bank or banks maintaining a regulatory capital not lower than 10% of their risks weighted assets for the period specified by the SBIF, which may not be less than one year. The calculation of the risk weighted assets is based on a five category risk classification system applied to a bank’s assets that is based on the Basel Committee recommendations.

According to the General Banking Law, a bank may not grant loans to related parties on terms more favorable than those generally offered to non-related parties. Article 84 No. 2 of the General Banking Law and the regulations issued by the SBIF creates the presumption that natural persons who are holders of shares and who beneficially own more than 1.0% of the shares are related to the bank and imposes certain restrictions on the amounts and terms of loans made by banks to related parties. This presumption would also apply to beneficial owners of ADSs representing more than 1.0% of the shares. Finally, according to the regulations of the SBIF, Chilean banks that issue ADSs are required to inform the SBIF if any person, directly or indirectly, acquires ADSs representing 5.0% or more of the total amount of shares of capital stock issued by such bank.

Article 16bis of the General Banking Law provides that the individuals or legal entities that, individually or with other people, directly control a bank and who individually own more than 10.0% of its shares must send to the SBIF reliable information on their financial situation in the form and in the opportunity set forth in Resolution No. 3,156 of the SBIF.

There are no limitations for non-resident or foreign shareholders to hold or exercise voting rights on the securities.

Preemptive Rights and Increases of Share Capital

The Chilean Corporations Law provides that whenever a Chilean company issues new shares for cash, it must offer its existing shareholders the right to purchase a number of shares sufficient to maintain their existing ownership percentages in the company. Pursuant to this requirement, preemptive rights in connection with any future issue of shares will be offered by us to the Depositary as the registered owner of the shares underlying the ADRs. However, the Depositary will not be able to make such preemptive rights available to holders of ADSs unless a registration statement under the Securities Act is effective with respect to the underlying shares or an exemption from the registration requirements thereunder is available.

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

During the past two years, Santander-Chile was not a party to any contract outside its ordinary course of business that was material to the Santander Group as a whole.

D.	Exchange Controls

The Central Bank is responsible for, among other things, monetary policies and exchange controls in Chile. Appropriate registration of a foreign investment in Chile grants the investor access to the Formal Exchange Market. See “Item 3. Key Information—A. Selected Financial Data—Exchange Rates.” Foreign investments can be registered with the Foreign Investment Committee under Decree Law No. 600 or can be registered with the Central Bank under the Central Bank Act. The Central Bank Act is an organic constitutional law requiring a “special majority” vote of the Chilean Congress to be amended. Since April 18, 2001, all exchange controls in Chile have been eliminated.

Previously, Chilean law mandated that holders of shares of Chilean companies that were not residents of Chile register as foreign investors under one of the foreign investment regimes contemplated by Chilean law in order to receive dividends, sale proceeds or other amounts with respect to their shares remitted outside Chile through the Formal Exchange Market. Under the Foreign Investment Contract (as defined herein), the Depositary, on behalf of ADS holders, is granted access to the Formal Exchange Market to convert cash dividends from Chilean pesos to U.S. dollars and to pay such U.S. dollars to ADS holders outside Chile, net of taxes, and no separate registration by ADR holders is required. As of April 19, 2001, the Central Bank deregulated the Exchange Market, eliminating the need to obtain approval from the Central Bank in order to remit dividends, but at the same time eliminating the possibility of guaranteeing access to the Formal Exchange Market. However, this did not affect the current Foreign Investment Contract, which was signed prior to April 19, 2001, and which still permits access to the Formal Exchange Market based on the prior approval of the Central Bank. Therefore the holders of ADRs of Santander-Chile are still subject to the Foreign Investment Contract, including its clauses referring to the prior exchange rules including the now extinct Chapter XXVI of the Compendium.

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

Material Tax Consequences of Owning Shares of Our Common Stock or ADSs

Chilean Taxation

The following is a summary of certain Chilean tax consequences of the ownership and disposition of shares of our common stock or of ADSs evidenced by ADRs by Foreign Holders (as defined herein). The summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to own or dispose of shares of our common stock or ADSs and does not purport to address the tax consequences applicable to all categories of investors, some of whom may be subject to special rules. Holders of shares of our common stock or ADSs are advised to consult their tax advisers concerning the Chilean and other tax consequences of the ownership and disposition of shares of our common stock or of ADSs evidenced by ADRs.

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

The effective rate of Withholding Tax to be imposed on dividends paid by us will vary depending upon the amount of First Category Tax paid by us on the earnings underlying the dividends. The statutory rate for the First Category Tax attributed to earnings generated during the fiscal year 2008, 2009 and 2010 was 17.0%. The rates for 2011, 2012 and 2013 and onwards are 20%, 18.5% and 20%, respectively. The example below illustrates the effective Chilean Withholding Tax burden on a cash dividend received by a Foreign Holder, assuming a Withholding Tax statutory rate of 35%, a statutory First Category Tax rate of 20% and a distribution of all of the net proceeds available after payment of the First Category Tax.

Taxable income	U.S.$ 100
First Category Tax (20% of U.S.$100)	(20)

Net proceeds available	80
Dividend payment	80
Withholding Tax (35% of the sum of the dividend (U.S.$80) and the available First Category Tax credit (U.S.$20))	(35)
First Category Tax credit	(20)
Payable Withholding Tax	(15)
Net dividend received	65 (80-15)

18.75%
Effective dividend withholding tax rate	(15/80)

Dividend distributions made in kind would be subject to the same Chilean tax rules as cash dividends. Stock dividends received by the Foreign Holder are not subject to Chilean taxation. The distributions of preemptive rights relating to shares of common stock will not be subject to Chilean taxation.

If the Proposed U.S.-Chile Treaty becomes effective, U.S. investors should consult their tax advisers as to the applicability of the treaty in their particular circumstances.

Taxation of Capital Gains

Gain realized on the sale, exchange or other disposition by a Foreign Holder of ADSs will not be subject to Chilean taxation, provided that such disposition occurs outside Chile or that it is performed under the rules of Title XXIV of the Chilean Securities Market Law, as amended by Law No. 19,601, dated January 18, 1999. Title XXIV of the Chilean Securities Market Law regulates the public offering of foreign securities in Chile. In this regard, article 11 of the Chilean Income Tax Law provides that income will not be considered located in Chile when it comes from foreign securities or certificates of deposit of securities (CDVs) issued in Chile representative of securities by foreign issuers of securities. Also, the securities authorized by the Chilean Securities and Insurance Supervisor (SVS) for trading under Title XXIV will not be considered located in Chile, provided they are backed by at least 90% of foreign securities or assets. The deposit and withdrawal of shares of common stock in exchange for ADSs will not be subject to any Chilean taxes.

Gain recognized on a sale or exchange of shares of common stock (as distinguished from sales or exchanges of ADSs representing such shares of common stock) by a Foreign Holder will be subject both to an income tax on capital gains, which is assessed at the same rate as the First Category Tax (currently imposed at a rate of 20%) and the Withholding Tax (the former being creditable against the latter) if (1) the Foreign Holder has held such shares of common stock for less than one year since exchanging ADSs for the shares of common stock, (2) the Foreign Holder acquired and disposed of the shares of common stock in the ordinary course of its business or as a regular trader of stock or (3) the sale is made to a company in which the Foreign Holder holds an interest. In certain other cases where the Foreign Holder of shares of common stock has some connection with Chile, gain on the disposition of shares of common stock will be subject only to the tax on capital gains as a sole tax (currently imposed at a rate of 20%).

The sale of shares of common stock by a Foreign Holder to an individual or entity non-resident or domiciled in Chile is subject to a provisional withholding. Such a provisional withholding will be equal to (i) 5% of the amount, without any deduction, paid to, credited to or put at the disposal of the Foreign Holder if the transaction is subject to the First Category Tax as sole tax, unless the gain subject to taxation can be determined, in which case the withholding is equal to 20% on the gain, or (ii) 20% of the amount, without any deduction, paid to, credited to or put at the disposal of the Foreign Holder if the transaction is subject to the First Category Tax and the Chilean Withholding Tax, with a credit of the First Category Tax already paid. For income tax purposes, the capital gain shall be the difference between the sales price and the acquisition cost of the stock. The tax basis of shares of common stock received in exchange for ADSs will be the acquisition value of such shares. The valuation procedure set forth in the deposit agreement, which values shares of common stock that are being exchanged at the highest price at which they trade on the Santiago Stock Exchange on the date of the exchange, generally will determine the acquisition value for this purpose. Consequently, the conversion of ADSs into shares of common stock and sale of such shares of common stock for the value established under the deposit agreement will not generate a capital gain subject to taxation in Chile.

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

The distribution and exercise of preemptive rights relating to the shares of common stock will not be subject to Chilean taxation. Cash amounts received in exchange for the shares or assignment of preemptive rights relating to the shares will be subject to both the First Category Tax and the Withholding Tax (the former being creditable against the latter to the extent described above).

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

If the Proposed U.S.-Chile Treaty becomes effective, it may further restrict the amount of Chilean tax, if any, imposed on gains derived from the sale or exchange of shares of common stock by U.S. residents eligible for the benefits of the treaty. If the Proposed U.S.-Chile Tax Treaty becomes effective, U.S. investors should consult their tax advisers as to the applicability of the treaty in their particular circumstances.

Other Chilean Taxes

No Chilean inheritance, gift or succession taxes apply to the transfer or disposition of the ADSs by a Foreign Holder, but such taxes generally will apply to the transfer at death or by gift of shares of our common stock by a Foreign Holder. No Chilean stamp, issue, registration or similar taxes or duties apply to Foreign Holders of shares or ADSs.

Withholding Tax Certificates

Upon request, we will provide to Foreign Holders appropriate documentation evidencing the payment of Withholding Taxes. For further information, the investor should contact: Robert Moreno, rmorenoh@santander.cl.

Dividends payable to holders of ADSs are net of foreign currency conversion expenses of the Depositary and will be subject to the Withholding Tax currently at the rate of 35% (subject to credits in certain cases as described above).

U.S. Federal Income Tax Considerations

The following is a discussion of material U.S. federal income tax consequences of owning and disposing of shares of our common stock or ADSs to U.S. holders described below, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to hold such common stock or ADSs. The discussion applies only if you hold shares of our common stock or ADSs as capital assets for U.S. federal income tax purposes. It does not address all aspects of U.S. federal income taxation that may be relevant to you in light of your particular circumstances, including the alternative minimum tax and the Medicare contribution tax, nor does it describe all tax consequences that may be relevant to U.S. holders subject to special rules, such as:

—	certain financial institutions;

—	insurance companies;

—	dealers and traders in securities who use a mark-to-market method of tax accounting;

—	persons holding shares or ADSs as part of a hedge, “straddle,” conversion transaction, integrated transaction or similar transaction;

—	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

—	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

—	tax-exempt entities, including “individual retirement accounts” or “Roth IRAs”;

—	persons holding shares of our common stock or ADSs that own or are deemed to own ten percent or more of our voting stock;

—	persons who acquired shares of our common stock or ADSs pursuant to the exercise of any employee stock option plan or otherwise as compensation; or

—	persons whose shares or ADSs are held in connection with a trade or business conducted outside the United States.

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

As used herein, a “U.S. holder” is a person that for U.S. federal income tax purposes is a beneficial owner of shares of our common stock or ADSs and is:

—	a citizen or individual resident of the United States;

—	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, a state thereof or the District of Columbia; or

—	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof. These laws are subject to change, possibly on a retroactive basis. It is also based in part on representations by the depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms. In addition, this discussion does not address U.S. state, local and non-U.S. tax consequences. Please consult your tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of shares or ADSs in your particular circumstances.

In general, if you own ADSs, you will be treated as the owner of the underlying shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if you exchange ADSs for the underlying shares represented by those ADSs.

The U.S. Treasury has expressed concerns that parties to whom American depositary shares are released prior to delivery of shares to the depositary (“pre-release”) or intermediaries in the chain of ownership between U.S. holders of American depositary shares and the issuer of the security underlying the American depositary shares may be taking actions that are inconsistent with the claiming of foreign tax credits for holders of American depositary shares. These actions would also be inconsistent with the claiming of the favorable tax rates, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the creditability of Chilean taxes and the availability of the favorable tax rates for dividends received by certain non-corporate holders, each described below, could be affected by actions that may be taken by such parties or intermediaries.

This discussion assumes that we are not, and will not become, a passive foreign investment company, as described below.

Taxation of Distributions

Distributions paid on shares of our common stock or ADSs, other than certain pro rata distributions of common shares or rights, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. holders as dividends. Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, certain dividends paid by “qualified foreign corporations” to certain non-corporate U.S. holders may be taxable at rates applicable to long-term capital gains. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on a securities market in the United States, such as the NYSE where our ADSs are traded. You should consult your tax advisers to determine whether the favorable rates may apply to dividends you receive and whether you are subject to any special rules that limit your ability to be taxed at the favorable rates. The amount of the dividend will include any amounts withheld by us or our paying agent in respect of Chilean taxes at the effective rate (after credit for First Category Taxes) as described above under “ — Material Tax Consequences of Owning Shares of Our Common Stock or ADSs—Taxation of Dividends” above. The amount of the dividend will be treated as foreign-source dividend income to you and will not be eligible for the dividends received deduction generally allowed to U.S. corporations under the Code.

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

Subject to applicable limitations that may vary depending upon your circumstances and the discussion above regarding concerns expressed by the U.S. Treasury, Chilean taxes withheld from cash dividends on shares of our common stock or ADSs, reduced by the credit for any First Category Tax, as described above under “—Chilean Taxation,” generally will be creditable against your U.S. federal income tax liability. If, however, the Proposed U.S.-Chile Treaty becomes effective, any Chilean income taxes withheld from dividends on shares or ADSs in excess of the rate provided by the treaty will not be creditable by a U.S. holder who is eligible for the benefits of the treaty. The rules governing foreign tax credits are complex and you should consult your tax advisers to determine whether you are subject to any special rules that limit your ability to make effective use of foreign tax credits. Instead of claiming a credit, you may, at your election, deduct such Chilean taxes in computing your taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits must apply to all foreign taxes paid or accrued in the taxable year.

Sale or Other Disposition of Shares or ADSs

For U.S. federal income tax purposes, gain or loss you realize on the sale or other disposition of shares of our common stock or ADSs generally will be capital gain or loss, and will be long-term capital gain or loss if you held the shares of our common stock or ADSs for more than one year. The amount of your gain or loss will be equal to the difference between your tax basis in the shares of our common stock or ADSs disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. If a Chilean tax is withheld on the sale or disposition of the shares of our common stock or ADSs, your amount realized will include the gross amount of the proceeds of such sale or disposition before deduction of the Chilean tax. See “—Chilean Taxation—Taxation of Capital Gains” for a description of when a disposition may be subject to taxation by Chile. Such gain or loss generally will be U.S.-source gain or loss for foreign tax credit purposes. Consequently, you may not be able to credit any Chilean tax imposed on the disposition of shares of our common stock or ADSs against your taxable income unless you have other foreign-source income in the appropriate foreign tax credit category. If the Proposed U.S.-Chile Treaty becomes effective, however, a U.S. holder who is eligible for the benefits of the treaty and whose gain from the sale of shares is not exempt from Chilean tax under such treaty may elect to treat disposition gain that is subject to Chilean tax as foreign-source gain and claim a credit in respect of the tax. You should consult your tax advisers as to whether the Chilean tax on gains may be creditable against your U.S. federal income tax on foreign-source income from other sources. Alternatively, instead of claiming a credit, you may elect to deduct otherwise creditable taxes in computing your income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits must apply to all foreign taxes paid or accrued in the taxable year.

Passive Foreign Investment Company Rules

Based on proposed Treasury regulations (the “Proposed Regulations”), which are proposed to be effective for taxable years beginning after December 31, 1994, we believe that we were not a “passive foreign investment company” (a “PFIC”) for U.S. federal income tax purposes for the year ended December 31, 2012. However, since the Proposed Regulations may not be finalized in their current form and since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among others, less than 25 percent owned equity investments) from time to time, there can be no assurance that we will not be a PFIC for any taxable year. If we were a PFIC for any taxable year during which you held an ADS or a share of our common stock, certain adverse tax consequences could apply to you.

If we were a PFIC for any taxable year during which you held shares of our common stock or ADSs, gain recognized by you on a sale or other disposition (including certain pledges) of a share of our common stock or an ADS would generally be allocated ratably over your holding period for the share of our common stock or ADS. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the resulting tax liability for that taxable year. Similar rules would apply to any distribution in respect of shares of our common stock or ADSs that exceeds 125% of the average of the annual distributions on shares of our common stock or ADSs received by you during the preceding three years or your holding period, whichever is shorter. Certain elections may be available that would result in alternative treatments of the shares of our common stock or ADSs (including, with respect to our ADSs, a mark-to-market election). In addition, if we were a PFIC for a taxable year in which we pay a dividend or the prior taxable year, the favorable rates discussed above with respect to dividends paid to non-corporate holders would not apply.

If we were to be treated as a PFIC in any taxable year, a U.S. holder may be required to file reports with the Internal Revenue Service containing such information as the Treasury Department may require.

Information Reporting and Backup Withholding

Payment of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and may be subject to backup withholding, unless you are a corporation or other exempt recipient or in the case of backup withholding, you provide a correct taxpayer identification number and certify that you are not subject to backup withholding.

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

A.	Credit risk:

All issues regarding risk in the Bank are the responsibility of the Bank’s Risk Department. The Risk Department reports to the CEO but has full independence, and no risk decisions can be made without its approval. All risks (credit, market and operational) are approved and measured by the Risk Department and reported simultaneously to local management and to Santander Spain’s Risk Department, which follows global risk levels. The frequency of reporting depends on the nature of the risk. In general, market risks are measured daily and other risks are reviewed weekly. Below is an organizational chart of the Risk Department:

Within this structure, the Board and senior management interact extensively with the Risk Department. Below is a description of how this interaction functions.

Santander-Chile’s governance rules have established the existence of two high-level committees to monitor and control credit risks: the Executive Credit Committee and the Risk Committee.

1.  Executive Credit Committee

The Executive Credit Committee is comprised of the following Board members:

Board member	Position in Committee
Mauricio Larraín	Chairman
Oscar von Chrismar	Vice-Chairman
Marco Colodro	Second Vice-Chairman
Roberto Méndez	Member

In addition, this committee also includes: the Corporate Director of Risk, the CEO, the Corporate Legal Counsel, the Manager of Global Banking, the Corporate Director of Human Resources and Administration (this is a newly-created position) and two senior members of the Credit Risk Department, who present the loans being reviewed. The Executive Credit Committee meets weekly and performs the following main functions:

—	Reviews the main client exposures by: economic sector, geography, type of risk and segment.

—	Supervises and reviews the main credit risk indicators (non-performing loans, coverage, impaired loans, etc.).

—	Takes notes, analyzes and follows up on the observations and recommendations of the regulatory bodies and the external and internal auditors on credit-risk-related issues.

—	Reviews the loan positions reviewed by the Senior Credit Committee above U.S.$10 million and approves those loan positions greater than U.S.$40 million.

The Credit Risk Department must present to the Board on a monthly basis. In this presentation, all loans above U.S.$5 million that were granted in the previous month must be reviewed. In addition, any other topic or subject of importance regarding credit risk is also presented (for example, a proposal to change a provisioning model must be presented and approved by the Board). Finally, at least once a year, the Credit Risk Department presents a report to assure the Board that our loan loss allowances are adequate for all known and estimated incurred losses.

2.  Risk Committee

The Risk Committee is comprised of the CEO, the Corporate Director of Risk, the Managing Director of Commercial Banking, the Managers of the various business segments, the Managers of Admission, Follow-up and Recoveries and the Financial Controller. The Risk Committee meets weekly and performs the following functions:

—

Reviews the evolution and maintenance of the expected quality of the various loan books by business segment with a focus on loan growth, non-performing loans (different stages of non-performance), loan loss allowance levels, evolution of charge-offs, review of clients in special situations, performance against the budget and performance of credit risk initiatives adopted throughout the year.

—	Takes notes, analyzes and follows up on the observations and recommendations of the regulatory bodies and the impact these will have on results and product strategies.

—	Opens debates between the Bank’s risk and commercial areas on credit-risk-related issues.

3.	Role of Santander Spain’s Global Risk Department: Credit Risk

In matters regarding Credit Risk, Santander Spain’s Global Risk Department has the following role:

—

All credit risks greater than U.S.$40 million (U.S.$60 million for financial institutions), after being approved locally, are reviewed by Santander Spain. This additional review ensures that no global exposure limit is being breached.

—	In standardized risks, the consumer and mortgage scoring models are developed locally but are reviewed and approved by Santander Spain’s Global Risk Department.

—

For each scoring model, a monthly Risk Report is prepared, which is reviewed locally and is also sent to Santander Spain’s Global Risk Department. This report includes the evolution of basic credit risk parameters such as: loan amounts, non-performance, charge offs and provisions.

—

Monthly, the Controller of the Risk Department sends a report to Santander Spain’s Global Risk Department covering all the main indicators regarding credit risk and the evolution of credit risk as compared to the budgeted levels.

B.	Market risk:

Market risk is the risk of losses due to unexpected changes in interest rates, foreign exchange rates, inflation rates and other rates or prices. We are exposed to market risk mainly as a result of the following activities:

—	trading in financial instruments, which exposes us to interest rate and foreign exchange rate risk;

—	engaging in banking activities, which subjects us to interest rate risk, since a change in interest rates affected gross interest income, gross interest expense and customer behavior;

—	engaging in banking activities, which exposes us to inflation rate risk, since a change in expected inflation affects gross interest income, gross interest expense and customer behavior;

—	trading in the local equity market, which subjects us to potential losses caused by fluctuations of the stock market; and

—	investing in assets whose returns or accounts are denominated in currencies other than the Chilean peso, which subjects us to foreign exchange risk between the Chilean peso and such other currencies.

The main decisions that relate to market risk for the Bank and the limits regarding market risk are made in the Asset and Liability Committee and the Market Committee. The measurement and oversight of market risks is performed by the Market Risk Department. Below is a list of the main reports produced by the Market Risk Department and who they are addressed to:

Report	Unit	Objective	Addressed to:	Periodicity
Daily Global Report	Market risks	Oise a global vision of the market, positions, risks, sensitivity, vision are alerts of the trading and non-trading positions	Market Risk (local and global), Senior Management. Internal Auditors	Daily
Stress Test	Market risks	Stress test report over the Bank’s trading and ALCO books	Market Risk (local and global). Senior (Monthly Management, Internal Auditors	Monthly
Sensitivity Analysis	Market risks	Sensitivity analysis of the ALCO boon	Market Risk (local and global), Senior Daily Management, Internal Auditors	Daily
Fixed income positions	Market risks	Fixed income positions and general information	Market Risk (local and global). Senior Management. Internal Auditors	Daily
Interest rate gap	Market risks	Interest rate gap sensitivity and limit levels	Market Risk (local and global), Senior Management, Internal Auditors	Monthly
Liquidity gap	Market risks	Liquidity levels and limits	Markel Risk (local and global), Senior Management, Internal Auditors	Monthly
Market report	Market risks	Main market indicators and evolution	Markel Risk (local and global), Senior Management, Internal Auditors	Daily
VaR	Market risks	VaR position and limits	- Market risk (local and global) and Senior Management	Daily
Trading Portfolio Limits	Market risks	Trading book evolution, instruments and limits	Market Risk (local and global), Senior Management, Internal Auditors	Daily
Largest depositors	Market risks	Largest 20 and largest 50 depositors	- Market risk (local and global) and Senior Management	Weekly
Follow-up report	Market risks	summary of Market risk information for Senior Management	Market Risk (local and global), Senior Monthly Management (local and global), Internal Auditors	Monthly
Liquidity stress-test	Market risks	Liquidity stress test simulation	Market Risk (local and global), Senior Management, Internal Auditors	Quarterly
Interest rate risk	Market risks	Interest rate risk report, limits and estimates of results form interest rate risk	- Market risk (local and global), Manager of Global banking and markets, Manager of Treasury, Manager of Market Making and Prop Trading	Daily
Backtesting	Market risks	Backtesting of VaR estimates to actual results	Market Risk (local and global), Senior Management, Internal Auditors	Weekly
PNL Treasury	Market risks	Treasury income statement	- Market risk (local and global), Manager of Global banking and markets, Manager of Treasury, Manager of Market Making and Prop Trading	Daily

Santander-Chile’s governance rules have established the existence of two high-level committees that, among other things, function to monitor and control market risks: the Asset and Liability Committee and the Market Committee.

1.	Asset and Liability Committee

The ALCO meets monthly. All limits reviewed by the ALCO are measured and prepared by the Market Risk Department. The non-Board members of the ALCO meet weekly to review liquidity, funding, capital and market risk related matters.

The main functions of the ALCO are:

—	Making the most important decisions regarding interest rate risk, funding, capital and liquidity levels. The main limits set and monitored by the ALCO (and measured by the Market Risk Department) are:

Risk	Measure

Sensitivity Capital
Interest rates
Sensibilidad NIM

Regulatory market risk limits

Regulatory limit 30 Days

Liquidity	Regulatory limit 90 Days

Internal liquidity limit

BIS ratio

Capital	BIS ratio with market risk

Bis ratio with market and operational risk
Intergroup exposure: Derivatives, deposits, loans
Foreign exposures	Foreign assets: Derivatives, Deposits, Loans

—	Review of the Bank’s main gaps (foreign currency and inflation gap).

—	Review of the evolution of the most relevant local and international markets and monetary policies.

2.	Market Committee

The Market Committee is responsible for:

—	Establishing a strategy for the Bank’s trading portfolio.

—

Establishing the Bank’s policies, procedures and limits with respect to its trading portfolio. The Bank’s Market Risk Department measures all risks and limits and reports these to the Market Committee.

—	Reviewing the evolution of the most relevant local and international markets and monetary policies.

3.	Role of Santander Spain’s Global Risk Division: Market Risk

In matters regarding Market Risk, the role of Santander Spain’s Global Risk Department is to define certain global policies, guidelines and procedures regarding market risk. The information produced by our local Market Risk Department is standardized for the whole group in order to facilitate a consolidation of risks being taken on a global basis. They review daily the consumption of limits and provide valuable input on the evolution of markets, especially regarding the Eurozone.

C.	Operational risk:

All issues regarding operational risks in the Bank fall under Operational Risk Department that reports to the Risk Department. Below is an organization chart of this department.

All operational risks are measured in this Department and reported simultaneously to local management and the Board through various channels.

1.	Audit Committee

Monthly, the Director of Risk and the Manager of Operational Risk inform the Audit Committee of the most important events regarding operational risks. In addition, the Audit Committee also has the role of establishing the main policies and strategies regarding operational risk. The periodic reviews performed by the different operational risk committees are submitted to the Audit Committee, where senior level executive and the board are informed of these events.

2.	Integral Risk and Internal Control Committee

The Integral Risk and Internal Control Committee was created as the governing body through which members of the Board, the CRO and senior executives review, among other matters, operational risk topics. See below for more detail of this committee.

3.	Role of Santander Spain’s Global Risk Division: Operational Risk

In matters regarding operational risk, Santander Spain’s Global Risk Department’s role is to define certain global policies, guidelines and procedures regarding operational risk. The Corporate Operational Risk Committee is the main body in which the different units of Santander discuss and review the major operational risk events and policies.

D.	Integral Risk and Internal Control Committee, Board Risk Committee and Chief Risk Officer

In 2012, in order to further strengthen the Board’s control over risks, the position of Chief Risk Officer (“CRO”) was created with direct reporting to the Board. The functions of the CRO are to:

—	Propose to the Board the general guidelines and risk limits to be assumed by the Bank.

—	Coordinate the requirements of regulators and the Bank’s internal and external auditors.

—	Identify possible emerging risks and changes in the risk profiles being assumed by the Bank.

The Board also monitors and reviews risks through the following two committees, the Integral Risk and Internal Control Committee and the Risk Committee, the latter of which is composed exclusively of Board members:

1.	Integral Risk and Internal Control Committee

The Integral Risk and Internal Control Committee was created as the governing body through which members of the Board, the CRO and senior executives review the main risks the Bank faces on an integrated basis and the main body through which risks are discussed with and communicated to senior level executives, Board members and the CEO. The main risks reviewed, discussed and analyzed are:

—	Credit risk

—	Market risk

—	Operational risk

—	Solvency risk (BIS)

—	Legal risks

—	Compliance risks

—	Reputational risks

The members of this committee are:

Role	Member	Title
President	Claudio Melandi	CEO
1st Vice President	Oscar Von Chismar	2nd Vice-President
2nd Vice President	José Manuel Manzano	Chief Risk Officer
Secretary	Gabriel Montoya	Financial Controller
Member	Marco Colodro	Board Member
Member	Miguel Mata	Chief Financial Officer
Member	Cristian Florence	General Counsel
Member	Juan Fernández	Manager Quality & Transparency
Member	Luis Camarena	Corporate Director of Risk
Member	Francisco Murillo	Corporate Director of Human Resources
Member	Cristian Cáceres	Internal Control (SOX)
Member	Angel Rebolledo	Manager of Administration & Systems
Member	Oswaldo Alverez	Manager Market Risk
Member	Fernando Cloppet	Corporate Director of Commercial Banking
Member	Fred Meller	Corporate Director Global Banking & Markets

2.	Risk Committee

Board member	Position in Committee
Oscar von Chrismar	Chairman
Marco Colodro	Member
Vittorio Corbo	Member
Roberto Méndez	Member
Raimundo Monge	Member
Juan Pedro Santa María	Member

The Risk Committee is responsible for revising and following all risks that may affect us, including reputation risk, allowing for an integral risk management. This committee serves as the governing body through which the Board supervises the CRO. It also evaluates the reasonability of the systems for measurement and control of risks. This Committee includes the Vice Chairman of the Board and five Board members. Furthermore, the Board Risk Committee was created, and is comprised of the Vice-Chairman of the Bank and four independent board members.

E.	Market Risks

Impact of inflation

Our assets and liabilities are denominated in Chilean pesos, UF and foreign currencies. The Bank no longer recognizes inflation accounting and has eliminated price-level restatement in line with IFRS, but inflation impacts our results of operations as some loan and deposit products are contracted in UF. The UF is revalued in monthly cycles. Each day in the period beginning on the tenth day of the current month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect a proportionate amount of the change in the Chilean Consumer Price Index during the prior calendar month. One UF equaled Ch$22,840.75 at December 31, 2012, Ch$22,294.03 at December 31, 2011 and Ch$ 21,455.55 at December 31, 2010. High levels of inflation in Chile could adversely affect the Chilean economy and could have an adverse effect on our business, financial condition and results of operations. Negative inflation rates also negatively impact our results. In 2012 CPI inflation was 1.5%, in 2011 CPI inflation was 4.4%, and in 2010 CPI inflation was 3.0%. There can be no assurance that Chilean inflation will not change significantly from the current level. Although we currently benefit from moderate levels of inflation, due to the current structure of our assets and liabilities (i.e., a significant portion of our loans are indexed to the inflation rate, but there are no corresponding features in deposits or other funding sources that would increase the size of our funding base), there can be no assurance that our business, financial condition and result of operations in the future will not be adversely affected by changing levels of inflation. In summary:

—

UF-denominated assets and liabilities. In 2012, UF inflation was 2.45%, in 2011, UF inflation was 3.91%, and in 2010, UF inflation was 2.45%. The effect of any changes in the nominal peso value of our UF-denominated interest earning assets and interest bearing liabilities is reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest income and expense, respectively. Our net interest income will be positively affected by an inflationary environment to the extent that our average UF-denominated interest earning assets exceed our average UF-denominated interest bearing liabilities. Our net interest income will be negatively affected in a deflationary environment if our average UF-denominated interest earning assets exceed our average UF-denominated interest bearing liabilities. Our net interest income will be negatively affected by inflation in any period in which our average UF-denominated interest bearing liabilities exceed our average UF-denominated interest earning assets. Our average UF-denominated interest earning assets exceeded our average UF-denominated interest bearing liabilities by Ch$4,940,967 million in 2012, Ch$3,611,046 million in 2011 and Ch$3,171,140 million in 2010. See “Item 5. Operating and Financial Review and Prospects—F. Selected Statistical Information—Average Balances, Income Earned from Interest-Earning Assets and Interest Paid on Interest-Bearing Liabilities.” In general, the Bank has more UF-denominated financial assets than UF-denominated financial liabilities. In the year ended December 31, 2012, the interest earned on interest earning assets denominated in UF decreased 7.8% compared to the same figure in 2011 as UF inflation decreased. The nominal interest paid on these liabilities decreased 27.7% in 2012 compared to 2011 as inflation decelerated and the Bank also reduced the quantity of interest bearing liabilities linked to the UF.

—

Inflation and interest rate hedge. A key component of our asset and liability policy is the management of interest rate risk. The Bank’s assets generally have a longer maturity than our liabilities. As the Bank’s mortgage portfolio grows, the maturity gap tends to rise as these loans, which are contracted in UF, have a longer maturity than the average maturity of our funding base. As most of our long term financial instruments and mortgage loans are contracted in UF and most of our deposits are in nominal pesos, the rise in mortgage lending increases the Bank’s exposure to inflation and to interest rate risk. The size of this gap is limited by internal and regulatory guidelines in order to avoid excessive potential losses due to strong shifts in interest rates. In order to keep this duration gap below regulatory limits, the Bank issues long term bonds denominated in UF or interest rate swaps. The financial cost of the bonds and the efficient part of these hedges is recorded as net interest income. In 2012, the gain from the swaps taken in order to hedge mainly for inflation and interest rate risk and included in net interest income totaled a loss of Ch$57,118 million, compared to a loss of Ch$58,775 million in 2011 and a loss of Ch$2,008 million in 2010.

	As of December 31,			% Change	% Change
Inflation sensitive income	2012	2011	2010	2012/2011	2011/2010
	(In million of Chilean pesos)
Interest earned on UF assets(1)	648,594	703,286	537,621	(7.8%)	30.8%
Interest paid on UF liabilities(1)	(280,695)	(388,349)	(292,362)	(27.7%)	32.8%
Hedging results	(57,118)	(58,775)	(2,008)	(2.8%)	2,827.0%
Net gain	310,781	256,162	243,251	21.3%	5.3%

(1)	Excludes results from hedging.

—

Peso-denominated assets and liabilities. Interest rates prevailing in Chile during any period primarily reflect the inflation rate during the period and the expectations of future inflation. The sensitivity of our peso-denominated interest earning assets and interest bearing liabilities to changes to such prevailing rates varies. (See “Item 5. Operating and Financial Review and Prospects—C. Operating Results—Interest Rates”). We maintain a substantial amount of non-interest bearing peso-denominated demand deposits. Because such deposits are not sensitive to inflation, any decline in the rate of inflation would adversely affect our net interest margin on inflation indexed assets funded with such deposits, and any increase in the rate of inflation would increase the net interest margin on such assets. The ratio of the average of such demand deposits and average shareholder’s equity to average interest-earning assets was 29.3%, 27.2% and 27.9% for the years ended December 31, 2012, 2011 and 2010, respectively.

Interest rate sensitivity

Interest rates earned and paid on our assets and liabilities reflect, to a certain degree, inflation, expectations regarding inflation, changes in short term interest rates set by the Central Bank and movements in long term real rates. The Central Bank manages short term interest rates based on its objectives of balancing low inflation and economic growth. Because our liabilities are generally re-priced sooner than our assets, changes in the rate of inflation or short term rates in the economy are reflected in the rates of interest paid by us on our liabilities before such changes are reflected in the rates of interest earned by us on our assets. Therefore, when short term interest rates fall, our net interest margin is positively impacted, but when short term rates increase, our interest margin is negatively affected. At the same time, our net interest margin tends to be adversely affected in the short term by a decrease in inflation rates since generally our UF-denominated assets exceed our UF-denominated liabilities. (See “Item 5. Operating and Financial Review and Prospects—C. Operating Results—Impact of Inflation—Peso-denominated assets and liabilities.”) An increase in long term rates has a positive effect on our net interest margin, because our interest earning assets generally have longer terms than our interest bearing liabilities. In addition, because our peso-denominated liabilities have relatively short re-pricing periods, they are generally more responsive to changes in inflation or short term rates than our UF-denominated liabilities. As a result, during periods when current inflation or expected inflation exceeds the previous period’s inflation, customers often switch funds from UF-denominated deposits to peso-denominated deposits, which generally bear higher interest rates, thereby adversely affecting our net interest margin.

As of December 31, 2012, the breakdown of maturities of assets and liabilities is as follows:

	On-Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 5 years	More than 5 years	Total
Interest-earning assets:
Cash and deposits in banks	1,250,414	–	–	–	–	–	1,250,414
Cash items in process of collection	520,267	–	–	–	–	–	520,267
Trading investments	–	19,565	2,597	237,726	58,138	20,261	338,287
Investment under resale agreements	–	6,993	–	–	–	–	6,993
Financial derivative contracts	–	58,311	77,728	216,832	571,315	369,026	1,293,212
Interbank loans	60,654	–	29,919	–	–	–	90,573
Loans	1,123,417	1,156,145	1,736,942	2,995,860	5,925,100	5,938,615	18,876,079
Available for sale investments	–	112,173	234,566	519,181	506,152	454,086	1,826,158
Total interest-earning assets	2,954,752	1,353,187	2,081,752	3,969,599	7,060,705	6,781,988	24,201,983
Interest-bearing liabilities:
Deposits and other demand liabilities	4,970,019	–	–	–	–	–	4,970,019
Cash items in process of being cleared	284,953	–	–	–	–	–	284,953
Obligations under repurchase agreements	–	275,303	25,534	3,280	–	–	304,117
Time deposits and other time liabilities	65,854	4,981,947	2,278,958	1,600,701	133,760	50,993	9,112,213
Financial derivative contracts	–	71,445	80,484	208,473	503,036	282,723	1,146,161
Interbank borrowings	5,820	82,965	185,730	998,877	164,611	–	1,438,003
Issued debt instruments	–	10,855	168,817	378,080	2,422,240	1,591,297	4,571,289
Other financial liabilities	70,136	718	733	29,748	12,425	78,851	192,611
Total interest-bearing liabilities	5,396,782	5,423,233	2,740,256	3,219,159	3,236,072	2,003,864	22,019,366

The following table sets forth our average daily balance of liabilities for the years ended December 31, 2012, 2011 and 2010, in each case together with the related average nominal interest rates paid thereon.

	2012			2011			2010
	Average Balance	% of Total Average Liabilities	Average Nominal Rate	Average Balance	% of Total Average Liabilities	Average Nominal Rate	Average Balance	% of Total Average Liabilities	Average Nominal Rate
	(millions of Ch$, except percentages)
Savings accounts	102,420	0.4%	2.5%	103,085	0.4%	3.6%	102,732	0.5%	1.2%
Time deposits	9,659,815	38.5%	5.2%	9,107,719	37.7%	4.9%	7,482,544	35.9%	3.0%
Central Bank borrowings	4,469	0.0%	7.7%	3,097	0.0%	6.0%	304,292	1.5%	0.5%
Repurchase agreements	369,338	1.5%	4.5%	249,174	1.0%	3.5%	196,719	0.9%	1.2%
Mortgage finance bonds	131,070	0.5%	7.9%	174,224	0.7%	9.2%	224,436	1.1%	7.8%
Other interest bearing liabilities	5,927,893	23.6%	5.3%	6,128,052	25.4%	5.2%	5,126,595	24.6%	4.5%

Subtotal interest bearing liabilities	16,195,005	64.5%	5.2%	15,765,351	65.2%	5.1%	13,437,318	64.5%	3.5%

Non-interest bearing liabilities
Non-interest bearing deposits	4,177,432	16.6%		3,575,544	14.8%		3,152,513	15.1%	3,575,544
Derivatives	1,141,169	4.5%		1,457,638	6.1%		1,323,161	6.3%	1,457,638
Other non-interest bearing liabilities	1,395,112	5.6%		1,340,699	5.6%		1,192,374	5.7%	1,340,699
Shareholders’ equity	2,187,716	8.8%		1,994,487	8.3%		1,752,329	8.4%	1,994,487

Subtotal non-interest bearing liabilities	8,901,429	35.5%		8,368,368	34.8%		7,420,377	35.5%	8,368,368

Total liabilities	25,096,434	100.0%		24,133,719	100.0%		20,857,695	100.0%	24,133,719

Foreign exchange fluctuations

The Chilean government’s economic policies and any future changes in the value of the Chilean peso against the U.S. dollar could adversely affect our financial condition and results of operations. The Chilean peso has been subject to significant devaluation in the past and may be subject to significant fluctuations in the future. The Central Bank exchange rate appreciated in 2012 by 8.2%, so despite strong growth of internal demand, CPI inflation decreased to 1.5% in 2012 from 4.4% in 2011. See “Item 3. Key Information—A. Selected Financial Data—Exchange Rates.”

A significant portion of our assets and liabilities are denominated in foreign currencies, principally the U.S. dollar, and we historically have maintained, and may continue to maintain, material gaps between the balances of such assets and liabilities. Because such assets and liabilities, as well as interest earned or paid on such assets and liabilities, and gains and losses realized upon the sale of such assets, are translated to Chilean pesos in preparing our financial statements, our reported income is affected by changes in the value of the Chilean peso relative to foreign currencies (principally the U.S. dollar).

Our current strategy is not to maintain a significant difference between the balances of our assets and liabilities in foreign currencies. In 2012, 2011 and 2010, the Bank’s spot position in foreign currency held more liabilities than assets in foreign currencies, mainly U.S dollars as a result of an ample supply of U.S.$ deposits from companies that receive export revenues, foreign correspondent bank loans and bonds issued abroad. This difference is usually hedged using forwards and cross-currency swaps. In general, the Bank is not permitted, due to guidelines set by the ALCO, to open a meaningful gap in foreign currency. Therefore, all foreign currency risk is included in the trading portfolio and is measured using VaR. The translation gain or loss over assets and liabilities (excluding derivatives held for trading) is included as foreign exchange transactions in the income statement. The translation and mark-to-market of foreign currency derivatives held for trading is recognized as a gain or loss in the net results from mark-to-market and trading. The composition on our assets and liabilities at December 31, 2012 by foreign currency was as follows:

Non-Trading U.S.$ portfolio (in millions of U.S.$)
Assets		Liabilities
Loans	3,895	Client deposits	3,026
Fixed assets	750	Long-term market funding	5,334
Financial investments	1,008	Short-term market funding	1,264
Derivatives	4,313	Other liabilities	342

Total	9,966	Total	9,966

Including the trading portfolio, as of December 31, 2012, the net difference between assets and liabilities in foreign currency was a net liability position of U.S.$52 million and the average difference between assets and liabilities in foreign currency in 2012 was a net liability position of U.S.$1 million. Both figures include derivatives used to hedge foreign currency risk. Below is a graph that illustrates the net daily foreign currency position in 2012.

Liquidity risk management

The Financial Management Division receives information from all the business units on the liquidity profile of their financial assets and liabilities, as well as breakdowns of other projected cash flows stemming from future businesses. On the basis of that information, the Financial Management Division maintains a portfolio of liquid short–term assets, comprised mainly of liquid investments, loans and advances to other banks, to make sure the Bank has sufficient liquidity. The business units’ liquidity needs are met through short–term transfers from the Financial Management Division to cover any short–term fluctuations and long–term financing to address all the structural liquidity requirements.

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

Liquidity risk management seeks to ensure that, even under adverse conditions, we have access to the funds necessary to cover client needs, maturing liabilities and capital requirements. Liquidity risk arises in the general funding for our financing, trading and investment activities. It includes the risk of unexpected increases in the cost of funding the portfolio of assets at appropriate maturities and rates, the risk of being unable to liquidate a position in a timely manner at a reasonable price and the risk that we will be required to repay liabilities earlier than anticipated. The following table sets forth the balance of our liquidity portfolio managed by our Financial Management Division in the manner in which it is presented to the Asset and Liability Committee (ALCO) and the Board. The ALCO has determined that our liquidity portfolio must be comprised of cash plus assets that can be readily convertible into cash either through the Chilean Central Bank window, overnight deposits or instruments or the local secondary market. The management of the Bank’s liquidity portfolio is performed by the Financial Management Division under rules determined by the ALCO.

Balance as of(1):	December 31, 2012	December 31, 2011
	Ch$ million
Financial investments for trading	338,287	409,763
Available for sale investments	1,826,158	1,661,311
Encumbered assets (net)(2)	(151,620)	(348,961)
Net cash (3)	(195)	27,839
Net interbank deposits (4)	875,537	1,714,013
Total liquidity portfolio	2,888,167	3,463,965

Average balance as of:
Financial investments for trading	488,367	576,773
Available for sale investments	2,008,324	2,031,606
Encumbered assets (net)(2)	(72,399)	(94,256)
Net cash (3)	89,849	66,264
Net interbank deposits (4)	501,561	753,016
Total liquidity portfolio	3,015,702	3,333,403

(1)	The figures used by the Financial Management Division to calculate liquidity portfolio are those in accordance with the Bank’s Chilean Bank GAAP financial statements.

(2)	Assets encumbered through repurchase agreements are deducted from the liquidity portfolio

(3)	Cash minus reserve requirements

(4)	Includes overnight deposits in Central Bank, domestic banks and foreign banks

The Bank must also comply with the following regulatory limits imposed by the SBIF and the Central Bank:

—

The sum of the liabilities with a maturity of less than 30 days may not exceed the sum of the assets with a maturity of less than 30 days by more than an amount greater than our capital. This limit must be calculated in local currency and foreign currencies together as one gap. At December 31, 2012 the percentage of (i) our liabilities with a maturity of less than 30 days in excess of our assets with a maturity of less than 30 days to (ii) our capital and reserves was 51%.

—

The sum of the liabilities in foreign currency with a maturity of less than 30 days may not exceed the sum of the assets in foreign currency with a maturity of less than 30 days by more than an amount greater than our capital. At December 31, 2012 the percentage of (i) our liabilities with a maturity of less than 30 days in foreign currency in excess of our assets in foreign currency with a maturity of less than 30 days to (ii) our capital and reserves was 3%.

—

The sum of the liabilities with a maturity of less than 90 days may not exceed the sum of the assets with a maturity of less than 90 days by more than 2 times our capital. This limit must be calculated in local currency and foreign currencies together as one gap. At December 31, 2012 the percentage of (i) our liabilities with a maturity of less than 90 days in excess of our assets with a maturity of less than 90 days to (ii) our capital and reserves was 29%.

Market risk management

The Bank’s internal management of market risk is based chiefly on the procedures and standards of Santander Spain, which are in turn based on analysis of management of three principal components:

—	trading portfolio;

—	local financial management portfolio; and

—	foreign financial management portfolio.

The trading portfolio is comprised chiefly of investments valued at fair market value and free of any restriction on their immediate sale, which are often bought and sold by the Bank with the intention of selling them in the short term to benefit from short–term price fluctuations. The trading portfolio also includes the Bank’s exposure to foreign currency. The financial management portfolios include all the financial investments not considered to be part of trading portfolio.

Market risk – management of trading portfolio

The Bank applies VaR methodologies to measure the market risk of its trading portfolio. The Bank has a consolidated commercial position comprised of fixed–income investments and foreign currency trading. This portfolio is comprised mostly of Central Bank bonds, mortgage bonds, locally issued, low–risk corporate bonds and foreign currencies, mainly US dollars. At the end of each year, the trading portfolio included no stock portfolio investments.

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

We do not calculate three separate VaRs. We calculate a single VaR for the entire trading portfolio, which in addition is segregated by risk type. The VaR software performs a historical simulation and calculates a Profit and Loss Statement (P&L) for 520 data points (days) for each risk factor (fixed income, foreign currency and variable income.) The P&L of each risk factor is added together and a consolidated VaR is calculated with 520 points or days of data. At the same time a VaR is calculated for each risk factor based on the individual P&L calculated for each individual risk factor. Furthermore, a weighted VaR is calculated in the manner described above, but which gives a greater weighting to the 30 most recent data points. The larger of the two VaRs is the one that is reported. In 2012, 2011 and 2010, we used the same VaR model and there has been no change in methodology or assumptions for subsequent periods.

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

—

Changes in market rates and prices may not be independent and identically distributed random variables, and may not have a normal distribution; In particular, the assumption of normal distribution may underestimate the probability of extreme market movements;

—

The historical data used by the Bank may not provide the best estimate of the joint distribution of changes in the risk factors in the future, and any modification of the data may be inadequate; In particular, the use of historical data may fail to capture the risk of potential extreme and adverse market fluctuations, regardless of the time period used;

—

A 1–day time horizon may not fully capture the market risk positions which cannot be liquidated or covered in a single day; It would not be possible to liquidate or cover all the positions in a single day;

—	The VaR is calculated at the close of business, but trading positions may change substantially in the course of the trading day;

—	The use of a 99% degree of confidence does not take account of, or make any statement about, the losses that could occur outside of that degree of confidence; and

—	A model such as the VaR does not capture all the complex effects of the risk factors over the value of the positions or portfolios, and accordingly, it could underestimate potential losses.

At no time in 2012, 2011 or 2010 did the Bank exceed the VaR limits in respect of the three components which comprise the trading portfolio: fixed–income investments, variable–income investments and foreign currency investments. We perform back-testing daily and generally find that trading losses exceed our VaR estimate approximately one out of every 100 trading days. At the same time, we set a limit to the maximum VaR that we are willing to accept over our trading portfolio. In 2012, the Bank remained within the maximum limit it had set for VaR, including those instances in which the actual VaR exceeded the estimate.

The high, low, and average levels for each component and each year below were as follows:

Consolidated	2012	2011	2010
	(in millions of U.S.$)
VaR:
High	4.62	11.02	11.18
Low	0.96	2.39	3.53
Average	2.33	6.07	7.25

Fixed–income investments:
High	4.99	11.18	11.37
Low	0.95	2.54	3.63
Average	2.24	6.09	7.21

Variable–income investments:
High	0.07	0.23	0.18
Low	0.00	0.00	0.02
Average	0.00	0.07	0.09

Foreign currency investments:
High	3.23	3.87	3.91
Low	0.03	0.09	0.48
Average	0.66	0.90	1.68

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

—

The simulation of scenarios assumes that the volumes remain in the Bank’s Consolidated General Balance Sheet and are always renewed at maturity, thereby omitting the fact that certain credit risk and prepayment considerations may affect the maturity of certain positions.

—	This model assumes an identical change along the entire length of the yield curve and takes no account of the different movements for different maturities.

—	The model takes no account of the sensitivity of volumes which results from interest rate changes.

—

The limits to losses of budgeted financial income are calculated on the basis of the financial income foreseen for the year, which may not be actually earned, meaning that the real percentage of financial income at risk may be higher than the expected one.

The following tables show our financial management portfolio as of December 31, 2012, 2011 and 2010:

	2012		2011		2010
	Effect on net interest income	Effect on equity	Effect on net interest income	Effect on equity	Effect on net interest income	Effect on equity
Financial management portfolio – local currency (in millions of Ch$)
Loss limit	37,300	167,530	22,380	167,530	37,300	152,300
High	26,233	100,175	19,823	107,745	16,849	126,306
Low	13,885	85,546	590	71,805	2,974	86,573
Average	20,054	92,312	9,053	93,328	10,317	109,133

Financial management portfolio – foreign currency (in millions of U.S.$)
Loss limit	40.0	44.0	44.0	44.0	46.0	74.0
High	24.3	14.7	22.8	16.0	25.8	11.9
Low	3.7	4.5	3.0	1.2	0.4	0.3
Average	12.8	11.7	14.1	7.8	14.6	3.1

Financial management portfolio – consolidated (in millions of Ch$)
Loss limit	39,200	167,530	37,300	167,530	37,300	152,300
High	26,437	100,201	21,149	107,845	20,129	126,309
Low	17,037	85,566	7,032	71,863	7,010	86,575
Average	21,165	92,457	13,004	93,417	12,993	109,156

Market risk –Regulatory method

The following table illustrates our market risk exposure according to the Chilean regulatory method, as of December 31, 2012. This information is sent to the SBIF on a quarterly basis. Our maximum exposure to long-term interest rate fluctuations is set at 35% of regulatory capital and is approved by the board of directors.

Regulatory Market Risk	As of December 31, 2012
(Ch$ million)
Market risk of trading portfolio (EMR)
Interest rate risk of trading portfolio	55,443
Foreign currency risk of trading portfolio	2,212
Risk from interest rate options	84,593
Risk from foreign currency options	36
Total market risk of trading portfolio	142,284
10% x Risk-weighted assets	2,015,410

Regulatory Market Risk	As of December 31, 2012
(Ch$ million)
Subtotal	2,157,694
Limit = Regulatory Capital	2,756,279
Available margin	598,585

Non-trading portfolio market risk
Short-term interest rate risk	76,760
Inflation risk	73,670
Long-term interest rate risk	481,887
Total market risk of non-trading portfolio	632,317

Regulatory limit of exposure to short-term interest rate and inflation risk
Short-term exposure to interest rate risk	76,760
Exposure to inflation risk	73,670
Limit: 20% of (net interest income + net fee income sensitive to interest rates)	207,134
Available margin	56,704

Regulatory limit of exposure to long-term interest rate risk
Long-term exposure to interest rate risk	481,887
35% of regulatory capital	964,698
Available margin	482,811

Volume limits

We have also developed volume limits, which place a cap on the actual size of the different portfolios being monitored.

Fixed Income: Volume Equivalent. This system is considered to be an additional limit to the size of our consolidated fixed income trading portfolio. This measure seeks to conform the different instruments in our fixed income trading portfolio and convert the portfolio into a single instrument with a duration of one year. Santander Chile limits the size of this volume equivalent portfolio. The equivalent volume is calculated by the Market Risk and Department and limits are set by the ALCO with respect to the size of the volume equivalent portfolio.

Net Foreign Currency Trading Position: Maximum Net Position. We also set an absolute limit on the size of Santander-Chile’s consolidated net foreign currency trading position, which is equivalent to the maximum differential allowed between assets and liabilities in foreign currencies, including hedging of this gap. The limit on the size of the net foreign currency position is determined by the Market Committee and is calculated and monitored by the Market Risk Department. At December 31, 2012, this was equal to U.S.$200 million. This limit in various other currencies is as follows:

Currency	Limit (in millions of U.S.$)
U.S. dollars	200
Euros	75
Yen	30
Real	20
Mexican peso	20
Colombian peso	20
Other European currencies	20
Other Latin American currencies	10
Other currencies	5
Total Limit	200

Derivative activities

At December 31, 2012, 2011 and 2010, derivatives are valued at market price on the balance sheet and the net unrealized gain (loss) on derivatives is classified as a separate line item on the income statement. In prior periods, the notional amounts were carried off the balance sheet. Banks must mark to market derivatives. A derivative financial instrument held for trading purposes must be marked to market and the unrealized gain or loss recognized in the income statement. The SBIF recognizes three kinds of hedge accounting: (i) cash flow hedges, (ii) fair value hedges and (iii) hedging of foreign investments.

—

When a cash flow hedge exists, the fair value movements on the part of the hedging instrument that is effective are recognized in equity. Any ineffective portion of the fair value movement on the hedging instrument is recognized in the income statement.

—

When a fair value hedge exists, the fair value movements on the hedging instrument and the corresponding fair value movements on the hedged item are recognized in the income statement. Hedged items in the balance sheet are presented at their market value.

—

When a hedge of foreign investment exposure exists (i.e. investment in a foreign branch), the fair value movements on the part of the hedging instrument that is effective are recognized in equity. Any ineffective portion of the fair value movement on the hedging instrument is recognized in the income statement.

We classify some of our derivative financial instruments as being held for trading, due to the guidelines from the SBIF. However, substantially all of our derivatives are not actually used for speculative purposes or trading. We use derivatives to hedge our exposure to foreign exchange, interest rate and inflation risks. We had the following derivative financial instruments portfolio as of December 31, 2012, 2011 and 2010:

As of December 31, 2012
	Notional amounts			Fair Value
	Within 3 months	After 3 months but within one year	After one year	Assets	Liabilities
(Ch$ million)
Fair value hedge derivative instruments
Currency forwards	–	–	–	–	–
Interest rate swaps	95,200	397,092	395,471	12,647	4,054
Cross currency swaps	25,396	14,975	671,942	12,716	4,361
Call currency options	–	–	–	–	–
Call interest rate options	–	–	–	–	–
Put currency options	–	–	–	–	–
Put interest rate options	–	–	–	–	–
Interest rate future	–	–	–	–	–
Other Derivatives	–	–	–	–	–

Subtotal	120,596	412,067	1,067,413	25,363	8,415

Cash Flow hedge derivative instruments
Currency forwards	13,704	–	–	–	298
Interest rate swaps	–	–	–	–	–
Cross currency swaps	268,693	666,668	689,045	1,851	52,589
Call currency options	–	–	–	–	–
Call interest rate options	–	–	–	–	–
Put currency options	–	–	–	–	–
Put interest rate options	–	–	–	–	–
Interest rate future	–	–	–	–	–
Other Derivatives	–	–	–	–	–

Subtotal	282,397	666,668	689,045	1,851	52,887

	As of December 31, 2012
	Notional amounts			Fair Value
	Within 3 months	After 3 months but within one year	After one year	Assets	Liabilities
	(Ch$ million)

Derivative instruments for trading
Currency forwards	17,560,012	7,109,216	563,301	159,624	187,304
Interest rate swaps	4,578,678	9,882,478	13,752,690	204,800	230,380
Cross currency swaps	1,126,961	3,215,654	11,639,636	899,174	665,100
Call currency options	413,452	8,032	–	567	1,485
Call interest rate options	3,917	14,458	12,481	24	20
Put currency options	402,234	1,928	–	1,777	516
Put interest rate options	–	–	–	–	–
Interest rate future	–	–	–	–	–
Other Derivatives	19,415	–	–	32	54

Subtotal	24,104,669	20,231,766	25,968,108	1,265,998	1,084,859

Total	24,507,662	21,310,501	27,724,566	1,293,212	1,146,161

As of December 31, 2011
	Notional amounts			Fair Value
	Within 3 months	After 3 months but within one year	After one year	Assets	Liabilities
(Ch$ million)
Fair value hedge derivative instruments
Currency forwards	–	–	–	–	–
Interest rate swaps	–	368,885	444,845	22,374	35
Cross currency swaps	30,989	–	277,469	20,498	869
Call currency options	–	–	–	–	–
Call interest rate options	–	–	–	–	–
Put currency options	–	–	–	–	–
Put interest rate options	–	–	–	–	–
Interest rate future	–	–	–	–	–
Other Derivatives	–	–	–	–	–

Subtotal	30,989	368,885	722,314	42,872	904

Cash Flow hedge derivative instruments
Currency forwards	–	–	–	–	–
Interest rate swaps	–	–	–	–	–
Cross currency swaps	284,875	1,234,882	394,050	94,544	713
Call currency options	–	–	–	–	–
Call interest rate options	–	–	–	–	–
Put currency options	–	–	–	–	–
Put interest rate options	–	–	–	–	–
Interest rate future	–	–	–	–	–
Other Derivatives	–	–	–	–	–

Subtotal	284,875	1,234,882	394,050	94,544	713

	As of December 31, 2011
	Notional amounts			Fair Value
	Within 3 months	After 3 months but within one year	After one year	Assets	Liabilities
	(Ch$ million)

Derivative instruments for trading
Currency forwards	14,305,612	8,473,390	604,935	264,574	217,022
Interest rate swaps	5,527,118	11,459,132	13,716,043	264,084	302,327
Cross currency swaps	1,405,419	2,511,430	10,688,479	934,045	769,203
Call currency options	36,180	23,502	–	740	560
Call interest rate options	5,855	18,773	29,672	68	256
Put currency options	14,416	17,503	–	750	1,017
Put interest rate options	–	–	–	–	–
Interest rate future	–	–	–	–	–
Other Derivatives	102,084	1,694	–	219	400

Subtotal	21,396,684	22,505,424	25,039,129	1,464,480	1,290,785

Total	21,712,548	24,109,191	26,155,493	1,601,896	1,292,402

As of December 31, 2010
	Notional amounts			Fair Value
	Within 3 months	After 3 months but within one year	After one year	Assets	Liabilities
(Ch$ million)
Fair value hedge derivative instruments
Currency forwards	–	–	–	–	–
Interest rate swaps	–	–	702,306	5,827	6,464
Cross currency swaps	28,090	229,296	387,024	5,296	28,730
Call currency options	–	–	–	–	–
Call interest rate options	–	–	–	–	–
Put currency options	–	–	–	–	–
Put interest rate options	–	–	–	–	–
Interest rate future	–	–	–	–	–
Other Derivatives	–	–	–	–	–

Subtotal	28,090	229,296	1,089,330	11,123	35,194

Cash Flow hedge derivative instruments
Currency forwards	–	–	–	–	–
Interest rate swaps	–	–	–	–	–
Cross currency swaps	147,872	999,792	379,859	494	120,563
Call currency options	–	–	–	–	–
Call interest rate options	–	–	–	–	–
Put currency options	–	–	–	–	–
Put interest rate options	–	–	–	–	–
Interest rate future	–	–	–	–	–
Other Derivatives	–	–	–	–	–

Subtotal	147,872	999,792	379,859	494	120,563

Derivative instruments for trading
Currency forwards	10,374,003	6,830,128	792,254	283,722	348,152
Interest rate swaps	2,671,634	7,607,192	13,475,904	204,786	250,812

	As of December 31, 2010
	Notional amounts			Fair Value
	Within 3 months	After 3 months but within one year	After one year	Assets	Liabilities
	(Ch$ million)
Cross currency swaps	1,081,609	2,783,653	10,061,745	1,123,547	887,222
Call currency options	20,724	29,247	936	272	233
Call interest rate options	34,076	16,690	59,676	82	1,269
Put currency options	6,364	4,906	–	230	385
Put interest rate options	–	–	–	–	–
Interest rate future	–	–	–	–	–
Other Derivatives	165,208	–	–	122	149

Subtotal	14,353,618	17,271,816	24,390,515	1,612,761	1,488,222

Total	14,529,580	18,500,904	25,859,704	1,624,378	1,643,979

Other subsidiaries

For VaR measurements and scenario simulations, our consolidated trading and consolidated non-trading portfolios do not consolidate the asset liability structure of the following subsidiaries:

—	Santander S.A. Corredores de Bolsa

—	Santander Asset Management S.A. Administradora General de Fondos

—	Santander S.A. Sociedad Securitizadora

—	Santander Corredores de Seguros Ltda.

—	Santander Servicios de Recaudación y Pagos Ltda.

The balance sheets of these subsidiaries are mainly comprised of non-sensitive assets and liabilities, fixed assets and capital and in total only represent 1.1% of our total consolidated assets.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Right

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Our Depositary is JPMorgan Chase Bank, N.A., with its principal executive office located at 1 Chase Manhattan Plaza, Floor 58, New York, New York, 10005-1401.

Each ADS represents the right to receive 400 shares of Common Stock without par value.

—	Fees charged to investors as outlined in the deposit agreement are the following:

Category of Service	Depositary Actions	Associated Fee

(a) Depositing or substituting the underlying shares

Each person to whom ADSs are issued, including against deposits of shares, in respect of share distributions, rights and other distributions,[1] pursuant to a stock dividend or stock split declared by the Bank, pursuant to a merger, exchange of securities or other transaction or event affecting the ADSs.

$5.00 for each 100 ADSs (or portion thereof) delivered or surrendered.
(b) Receiving or distributing dividends	Distribution of dividends.	$0.02 per ADS.
(c) Selling or Exercising Rights	Distribution or sale of securities	An amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities.
(d) Transferring an ADR	Transfer of ADRs.	$1.50 per ADR.
(e) Withdrawing an underlying security	Acceptance of ADRs surrendered for withdrawal of deposited securities.	$5.00 for each 100 ADSs (or portion thereof) evidenced by the ADRs surrendered.
(f) Expenses of the Depositary

Expenses incurred on behalf of holders in connection with:

i) Stock transfer or other taxes and other governmental charges (including any penalties and/or interest).

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

In 2012, the Depositary made direct payments and reimbursements to us in the amount of U.S.$287,535 for expenses related to investor relations.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

As of December 31, 2012, the Bank, under the supervision and with the participation of the Bank’s management, including its Disclosure Committee, the President, the Chief Executive Officer, the Chief Financial Officer and the Financial Controller, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(f) under the Exchange Act). There are, as described below, inherent limitations to the effectiveness of any control system, including disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

Based on such evaluation, the Bank’s Disclosure Committee, the President, the Chief Executive Officer, the Chief Financial Officer and the Financial Controller concluded that the Bank’s disclosure controls and procedures were effective in ensuring that information relating to the Bank, including its consolidated subsidiaries, required to be disclosed in the reports it files under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (2) accumulated and communicated to the management, including its Disclosure Committee and principal financial officers as appropriate to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control Over Financial Reporting

The Bank’s management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act. The Bank’s internal control over financial reporting is a process designed by, or under the supervision of, the Bank’s principal executive and principal financial officers and effected by the Bank’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS-IASB and includes those policies and procedures that:

—	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Bank;

—

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS-IASB, and that our receipts and expenditures are being made only in accordance with authorizations of the Bank’s management and directors; and

—	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

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

Under the supervision and with the participation of the Bank’s management, including the Disclosure Committee, the President, the Chief Executive Officer, the Chief Financial Officer and the Financial Controller, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in the Enterprise-Wide Risk Management – Integrated Framework.

Based on this assessment, our management concluded that, as of December 31, 2012, our internal control over financial reporting was effective based on those criteria.

Our internal control over financial reporting as of December 31, 2012 has been audited by an independent registered public accounting firm, as stated in its report, which follows below.

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

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Banco Santander Chile

We have audited the internal control over financial reporting of Banco Santander Chile and subsidiaries (the “Bank”) as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Bank’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Bank’s internal control over financial reporting based on our audit.

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

In our opinion, the Bank maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the consolidated financial statements as of and for the year ended December 31, 2012 of the Bank and our report dated April 30, 2013 expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the translation of Chilean peso amounts into U.S. dollar amounts in conformity with the basis stated in Note 1e. and that such U.S. dollar amounts are presented solely for the convenience of readers in the United States of America.

/s/ Deloitte

Santiago, Chile

April 30, 2013

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that one of the members of our Audit Committee, Víctor Arbulú Crousillat, meets the requirements of an “audit committee financial expert” in accordance with SEC rules and regulations, in that he has an understanding of IFRS-IASB and financial statements, the ability to assess the general application of IFRS-IASB in connection with the accounting for estimates, accruals and reserves, experience analyzing and evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by our consolidated financial statements, an understanding of internal controls over financial reporting, and an understanding of audit committee functions. All four members of our Audit Committee have experience overseeing and assessing the performance of Santander-Chile and its consolidated subsidiaries and our external auditors with respect to the preparation, auditing and evaluation of our consolidated financial statements.

All four members of our Audit Committee are considered to be independent according to applicable NYSE criteria. Víctor Arbulú Crousillat is relying on the exemption provided by Rule 10A-3(b)(1)(iv)(B), which allows an otherwise independent director to serve on both the audit committee of the issuer and the Board of Directors of an affiliate.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Amounts paid to the auditors for statutory audit and other services were as follows:

	2012	2011
	(in millions of Ch$)
Audit Fees
- Statutory audit	494	325
- Audit-related regulatory reporting	255	148

Tax Fees
- Compliance	–	–
- Advisory Services	67	89

All Other Fees	219	442

Total	1,035	1,004

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In 2012, neither Santander-Chile nor any of its affiliates purchased any of Santander-Chile’s equity securities.

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

—

Whether a company’s executive officers may serve as its directors – the NYSE standards do not prohibit a U.S. company’s executive officer from also serving as a director, whereas our corporate governance standards prohibits this.

—

Whether the shareholders must be given an opportunity to vote on equity-compensation plans – the NYSE standards require that shareholders be allowed to vote on all equity compensation plans of a U.S. company, whereas our corporate governance standards only require that shareholders be allowed to vote on director compensation.

—

The adoption and disclosure of corporate governance guidelines – the NYSE standards require all U.S. companies listed on the NYSE to adopt the NYSE corporate governance guidelines, whereas we follow the corporate governance guidelines established under Chilean law.

As more than 50% of our voting power is held by another company, Santander Spain, we would be permitted to elect for certain exemptions under NYSE corporate governance standards if we were a U.S. company. Specifically, as a U.S. company, we could elect to be exempted from the requirements (i) that we have a majority of independent directors (as defined by the NYSE), (ii) that we have a nominating/corporate governance committee meeting certain conditions, and (iii) that we have a compensation committee meeting certain requirements. Because we would not be required to follow these standards if we were a U.S. company, we have not summarized the differences, if any, between these provisions and our own corporate governance procedures.

Summary of Corporate Governance Standards

Santander-Chile has adopted diverse measures to promote good corporate governance. Among the measures adopted are:

—	Board of Directors mainly composed of professionals not related to Santander Spain, our parent company.

—	Active participation of Directors in main committees of the Bank.

—	All personnel must subscribe to a code of ethics and good conduct. Those who interact directly with the capital markets must also subscribe to an additional code of conduct.

—

Segregation of functions in order to assure adequate management of risks. Commercial areas separated from back office areas. Risk management independent of commercial areas. Main credit decisions taken in committees.

—	Internal Auditing Area clearly independent from the Administration.

—	The Bank also has an Internal Compliance Division that oversees the fulfillment of the Bank’s codes of conduct.

Santander-Chile has a commitment to transparency. This includes:

—	Equal treatment for all shareholders: one share equals to one vote.

—	Monthly publication of the Bank’s results by the SBIF.

—	Quarterly report of a detailed analysis of Bank results published by us at least 30 days after the close of each interim quarter and 40 days after close of the full year.

—	Quarterly conference call open to the public.

—	All information relevant to the public available immediately on the web page www.santander.cl.

—	Ample and periodic coverage of the Bank by international and local stock analysts.

—	The Bank has five credit risk ratings by five independent rating agencies, domestic and international.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this Item.

ITEM 18. FINANCIAL STATEMENTS

Reference is made to Item 19 for a list of all financial statements filed as part of this Annual Report.

ITEM 19. EXHIBITS

a) Index to Financial Statements

b) Index to Exhibits

Exhibit Number	Description
1A.1	Restated Articles of Incorporation of Santander-Chile (Spanish Version) (incorporated by reference to our Registration Statement on Form F-4 (Registration No. 333-100975) filed with the Commission on December 12, 2002).

1A.2	Restated Articles of Incorporation of Santander-Chile (English Version) (incorporated by reference to our Registration Statement on Form F-4 (Registration No. 333-100975) filed with the Commission on December 12, 2002).

1B.1	Amended and Restated By-Laws (estatutos) of Santander-Chile (Spanish Version) (incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2004 (File No. 1-4554) filed with the Commission on June 30, 2005).

1B.2	Amended and Restated By-Laws (estatutos) of Santander-Chile (English Version) (incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2004 (File No. 1-4554) filed with the Commission on June 30, 2005).

2A.1	Form of Amended and Restated Deposit Agreement, dated August 4, 2008, among Banco Santander-Chile, JPMorgan Chase Bank, N.A. (as depositary) and Holders of American Depositary Receipts (incorporated by reference to our Registration Statement on Form F-6 (Registration No. 333-152664) filed with the Commission on July 31, 2008).

2A.2	Form of Foreign Investment Contract among Banco Santiago, JPMorgan Chase Bank, N.A. and the Central Bank of Chile relating to the foreign exchange treatment of an investment in ADSs (accompanied by an English translation) (incorporated by reference to our Registration Statement on Form F-1 (Registration No. 333-7676) filed with the Commission on October 23, 1997).

2A.3	Copy of the Central Bank Chapter XXVI Regulations Related to the Acquisition of Shares in Chilean Corporations and the Issuance of Instrument on Foreign Stock Exchanges or under Other Terms and Conditions of Issue (accompanied by an English translation) (incorporated by reference to Old Santander-Chile’s Annual Report for the fiscal year ended December 31, 1996 (File No. 1-13448) filed with the Commission on June 30, 1997).

2A.4	Form of Amended and Restated Deposit Agreement, dated October 22, 2012 among Banco Santander-Chile, JPMorgan Chase Bank, N.A. (as depositary) and Holders of American Depositary Receipts (incorporated by reference to our Registration Statement on Form F-6 (Registration No. 333-184234) filed with the Commission on October 2, 2012).

2B.1	Agreement for the Issuance of Bonds dated November 26, 1996 between Old Santander-Chile and Banco Security (accompanied by an English translation) (incorporated by reference to Old Santander-Chile’s Annual Report for the fiscal year ended December 31, 1996 (File No. 1-13448) filed with the Commission on June 30, 1997).

2B.2	Indenture dated December 9, 2004 between Santander-Chile and Deutsche Bank Trust Company Americas, as trustee, providing for issuance of securities in series (incorporated by reference to Banco Santiago’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005 (File No. 1-4554) filed with the Commission on April 12, 2006).

2B.3	Indenture dated March 16, 2001, as amended on May 30, 2003, October 22, 2004, May 3, 2005, and September 20, 2005 between Santander-Chile and Banco de Chile, as trustee, relating to issuance of UF14 million senior notes (copy to be furnished upon request).

8.1	List of Subsidiaries (incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2004 (File No. 1-4554) filed with the Commission on June 30, 2005).

11.1	Code of Conduct for Executive Personnel of Banco Santander-Chile and Subsidiaries (incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2004 (File No. 1-4554) filed with the Commission on June 30, 2005).

11.2	Code of Conduct for all Grupo Santander Personnel (incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2004 (File No. 1-4554) filed with the Commission on June 30, 2005).

12.1	Section 302 Certification by the Chief Executive Officer.

12.2	Section 302 Certification by the Chief Financial Officer.

12.3	Section 302 Certification by the Financial Controller.

13.1	Section 906 Certification.

We will furnish to the Securities and Exchange Commission, upon request, copies of any unfiled instruments that define the rights of holders of long-term debt of Banco Santander-Chile.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

BANCO SANTANDER-CHILE

By:	/s/ Cristian Florence
Name:	Cristian Florence
Title:	General Counsel

Date: April 30, 2013

FINANCIAL STATEMENTS 2012

Banco Santander Chile

Santander

Consolidated Financial Statements

Deloitte
Auditores y Consultores Limitada
RUT: 80.276.200-3
Rosario Norte 407
Las Condes, Santiago
Chile
Fono: (56-2) 2729 7000
Fax: (56-2) 2374 9177
e-mail: deloittechile@deloitte.com
www.deloitte.cl

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

  Banco Santander Chile

We have audited the accompanying consolidated statements of financial position of Banco Santander Chile and subsidiaries (the “Bank”) as of December 31, 2012, and 2011, and the corresponding consolidated statements of income, comprehensive income, changes in equity, and cash flow for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Bank´s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Banco Santander Chile and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS-IASB”).

Our audits also comprehended the translation of Chilean peso amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1e. The translation into U.S. dollars has been made solely for the convenience of readers in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the Bank’s internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 30, 2013 expressed an unqualified opinion on the Bank’s internal control over financial reporting.

/s/ Deloitte

April 30, 2013

Santiago, Chile

Deloitte® se refiere a Deloitte Touche Tohmatsu Limited una compañía privada limitada por garantía, de Reino Unido, y a su red de firmas miembro, cada una de las cuales es una entidad legal separada e independiente. Por favor, vea en www.deloitte.cl/acerca de la descripción detallada de la estructura legal de Deloitte Touche Tohmatsu Limited y sus firmas miembro.

Deloitte Touche Tohmatsu Limited es una compañía privada limitada por garantía constituida en Inglaterra & Gales bajo el número 07271800, y su domicilio registrado: Hill House, 1 Little New Street, London, EC4A 3TR, Reino Unido.

Banco Santander Chile and Subsidiaries

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of December 31,
	NOTE	2012 ThUS$	2012 MCh$	2011 MCh$

ASSETS
Cash and deposits in banks	5	2,611,285	1,250,414	2,793,701
Cash items in process of collection	5	1,086,493	520,267	276,454
Trading investments	6	706,457	338,287	409,763
Investments under resale agreements	7	14,604	6,993	12,928
Financial derivative contracts	8	2,700,662	1,293,212	1,601,896
Interbank loans, net	9	188,815	90,414	87,677
Loans and accounts receivable from customers, net	10	38,271,254	18,326,190	16,858,637
Available for sale investments	12	3,813,633	1,826,158	1,661,311
Held to maturity investments	12	-	-	-
Investments in associates and other companies	13	15,901	7,614	8,728
Intangible assets	14	182,410	87,347	80,739
Property, plant, and equipment	15	338,757	162,214	153,059
Current taxes	16	21,357	10,227	37,253
Deferred taxes	16	379,405	181,678	136,521
Other assets	17	1,375,949	658,873	550,326
TOTAL ASSETS		51,706,982	24,759,888	24,668,993
LIABILITIES
Deposits and other demand liabilities	18	10,379,073	4,970,019	4,413,815
Cash items in process of being cleared	5	595,078	284,953	89,486
Obligations under repurchase agreements	7	635,099	304,117	544,381
Time deposits and other time liabilities	18	19,029,368	9,112,213	8,921,114
Financial derivative contracts	8	2,393,570	1,146,161	1,292,402
Interbank borrowings	19	3,003,034	1,438,003	1,920,092
Issued debt instruments	20	9,546,390	4,571,289	4,623,239
Other financial liabilities	20	402,237	192,611	176,599
Current taxes	16	1,096	525	1,498
Deferred taxes	16	19,931	9,544	5,315
Provisions	22	400,535	191,796	187,557
Other liabilities	23	712,695	341,274	398,977
TOTAL LIABILITIES		47,118,106	22,562,505	22,574,475
EQUITY

Attributable to the Bank’s shareholders:		4,517,319	2,163,118	2,060,717
Capital	25	1,861,341	891,303	891,303
Reserves	25	2,039,388	976,561	802,528
Valuation adjustments	25	(7,896)	(3,781)	2,832
Retained earnings		624,486	299,035	364,054
Retained earnings of prior years	25	103,352	49,490	82,841
Income for the year	25	744,477	356,493	401,733
Minus: Provision for mandatory dividends	25	(223,343)	(106,948)	(120,520)

Non-controlling interest	27	71,557	34,265	33,801

TOTAL EQUITY		4,588,876	2,197,383	2,094,518

TOTAL LIABILITIES AND EQUITY		51,706,982	24,759,888	24,668,993

Banco Santander Chile and Subsidiaries

CONSOLIDATED STATEMENTS OF INCOME

For the years ended

		December 31,
		2012	2012	2011	2010
	NOTE	ThUS$	MCh$	MCh$	MCh$

OPERATING INCOME

Interest income	28	3,948,946	1,890,953	1,768,735	1,412,983
Interest expense	28	(1,771,367)	(848,219)	(796,435)	(473,264)

Net interest income		2,177,579	1,042,734	972,300	939,719

Fee and commission income	29	752,693	360,427	363,041	338,183
Fee and commission expense	29	(187,647)	(89,855)	(85,205)	(74,601)

Net fee and commission income		565,046	270,572	277,836	263,582

Net income from financial operations (net trading income)	30	(133,819)	(64,079)	170,857	38,755
Foreign exchange profit (loss), net	31	305,687	146,378	(76,660)	57,233
Other operating income	36	27,368	13,105	18,749	43,608

Net operating profit before loans losses		2,941,861	1,408,710	1,363,082	1,342,897

Provision for loan losses	32	(843,045)	(403,692)	(316,137)	(253,915)

NET OPERATING PROFIT		2,098,816	1,005,018	1,046,945	1,088,982

Personnel salaries and expenses	33	(627,123)	(300,298)	(280,613)	(250,265)
Administrative expenses	34	(382,957)	(183,379)	(166,825)	(147,343)
Depreciation and amortization	35	(117,717)	(56,369)	(53,466)	(49,403)
Impairment	35	(188)	(90)	(116)	(4,925)
Other operating expenses	36	(124,542)	(59,637)	(64,208)	(45,402)

Total operating expenses		(1,252,527)	(599,773)	(565,228)	(497,338)

OPERATING INCOME		846,289	405,245	481,717	591,644

Income from investments in other companies	13	558	267	2,140	1,171

Income before tax		846,847	405,512	483,857	592,815

Income tax expense	16	(92,710)	(44,394)	(77,193)	(85,343)

NET INCOME FOR THE YEAR		754,137	361,118	406,664	507,472

Attributable to:
Bank shareholders (Equity holders of the Bank)		744,477	356,493	401,733	505,393
Non-controlling interest	27	9,660	4,625	4,931	2,079

Earnings per share attributable to Bank shareholders:
(expressed in Chilean pesos)
Basic earnings	25	0.004	1.892	2.132	2.682
Diluted earnings	25	0.004	1.892	2.132	2.682

Banco Santander Chile and Subsidiaries

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended

		December 31,
		2012	2012	2011	2010
	NOTE	ThUS$	MCh$	MCh$	MCh$
CONSOLIDATED NET INCOME FOR THE YEAR		754,137	361,118	406,664	507,472

OTHER COMPREHENSIVE INCOME

Available for sale investments	12	(27,274)	(13,060)	21,639	10,708
Cash flow hedge	25	10,277	4,921	(11,564)	15,120

Other comprehensive (loss) income before income tax		(16,997)	(8,139)	10,075	25,828

Income tax related to other comprehensive income	16	3,283	1,572	(1,880)	(4,273)

Total other comprehensive (loss) income		(13,714)	(6,567)	8,195	21,555

CONSOLIDATED COMPREHENSIVE INCOME FOR THE YEAR		740,423	354,551	414,859	529,027

Attributable to:
Bank shareholders (Equity holders of the Bank)		730,668	349,880	409,745	527,017
Non-controlling interest	27	9,755	4,671	5,114	2,010

Banco Santander Chile and Subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended December 31, 2012, 2011 and 2010

		RESERVES		ACCUMULATED OTHER COMPREHENSIVE INCOME			RETAINED EARNINGS
	Capital MCh$	Reserves and other retained earnings MCh$	Effects of merger of companies under common control MCh$	Available for sale investments MCh$	Cash flow hedge MCh$	Income tax MCh$	Retained earnings of prior years MCh$	Income for the period MCh$	Provision for mandatory dividends MCh$	Total attributable to Bank shareholders MCh$	Non-controlling interest MCh$	Total Equity MCh$
Equity as of December 31, 2009	891,303	494,164	(2,224)	(29,132)	(3,162)	5,490	1,575	431,557	(129,467)	1,660,104	29,799	1,689,903
Distribution of income from previous period	-	-	-	-	-	-	431,557	(431,557)	-	-	-	-
Equity as of January 1, 2010	891,303	494,164	(2,224)	(29,132)	(3,162)	5,490	433,132	-	(129,467)	1,660,104	29,799	1,689,903
Increase or decrease of capital and reserves	-	-	-	-	-	-	-	-	-	-	-	-
Dividend distributions/ withdrawals made	-	-	-	-	-	-	(258,752)	-	129,467	(129,285)	-	(129,285)
Other changes in equity	-	119,727	-	-	-	-	(119,777)	-	-	(50)	-	(50)
Provisions for mandatory dividends	-		-	-	-	-	-	-	(151,618)	(151,618)	-	(151,618)
Subtotals	-	119,727	-	-	-	-	(378,529)	-	(22,151)	(280,953)	-	(280,953)
Other comprehensive income	-	-	-	10,791	15,120	(4,287)	-	-	-	21,624	(69)	21,555
Income for the period	-	-	-				-	505,393	-	505,393	2,079	507,472
Subtotals	-	-	-	10,791	15,120	(4,287)	-	505,393	-	527,017	2,010	529,027
Equity as of December 31, 2010	891,303	613,891	(2,224)	(18,341)	11,958	1,203	54,603	505,393	(151,618)	1,906,168	31,809	1,937,977
Distribution of income from previous period	-	-	-	-	-	-	505,393	505,393	-	-	-	-
Equity as of January 1, 2011	891,303	613,891	(2,224)	(18,341)	11,958	1,203	559,996	-	(151,618)	1,906,168	31,809	1,937,977
Increase or decrease of capital and reserves	-	-	-	-	-	-	-	-	-	-	-	-
Dividends distributions / Withdrawals made	-	-	-	-	-	-	(286,294)	-	151,618	(134,676)	(3,122)	(137,798)
Other changes in equity	-	190,861	-	-	-	-	(190,861)	-	-	-	-	-
Provisions for mandatory dividends	-	-	-	-	-	-	-	-	(120,520)	(120,520)	-	(120,520)
Subtotals	-	190,861	-	-	-	-	(477,155)	-	31,098	(255,196)	(3,122)	(258,318)
Other comprehensive income	-	-	-	21,418	(11,564)	(1,842)	-	-	-	8,012	183	8,195
Income for the period	-	-	-	-	-	-	-	401,733	-	401,733	4,931	406,664
Subtotals	-	-	-	21,418	(11,564)	(1,842)	-	401,733	-	409,745	5,114	414,859
Equity as of December 31, 2011	891,303	804,752	(2,224)	3,077	394	(639)	82,841	401,733	(120,520)	2,060,717	33,801	2,094,518

Equity as of December 31, 2011	891,303	804,752	(2,224)	3,077	394	(639)	82,841	401,733	(120,520)	2,060,717	33,801	2,094,518
Distribution of income from previous period	-	-	-	-	-	-	401,733	(401,733)	-	-	-	-
Equity as of January 1, 2012	891,303	804,752	(2,224)	3,077	394	(639)	484,574	-	(120,520)	2,060,717	33,801	2,094,518
Increase or decrease of capital and reserves	-	-	-	-	-	-	-	-	-	-	-	-
Dividends distributions / Withdrawals made	-	-	-	-	-	-	(261,051)	-	120,520	(140,531)	(4,207)	(144,738)
Other changes in equity	-	174,033	-	-	-	-	(174,033)	-	-	-	-	-
Provision for mandatory dividends	-	-	-	-	-	-	-	-	(106,948)	(106,948)	-	(106,948)
Subtotals	-	174,033	-	-	-	-	(435,084)	-	13,572	(247,479)	(4,207)	(251,686)
Other comprehensive income	-	-	-	(13,118)	4,921	1,584	-	-	-	(6,613)	46	(6,567)
Income for the period	-	-	-	-	-	-	-	356,493	-	356,493	4,625	361,118
Subtotals	-	-	-	(13,118)	4,921	1,584	-	356,493	-	349,880	4,671	354,551
Equity as of December 31, 2012	891,303	978,785	(2,224)	(10,041)	5,315	945	49,490	356,493	(106,948)	2,163,118	34,265	2,197,383

Period	Total attributable to Bank shareholders MCh$	Allocated to reserves MCh$	Allocated to dividends MCh$	Percentage distributed %	Number of shares	Dividend per share (in pesos)

Year 2011 (Shareholders Meeting April 2012)	435,084	174,033	261,051	60	188,446,126,794	1.385

Year 2010 (Shareholders Meeting April 2011)	477,155	190,861	286,294	60	188,446,126,794	1.519

Banco Santander Chile and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOW

For the years ended

		December 31,
	NOTE	2012 ThUS$	2012 MCh$	2011 MCh$	2010 MCh$

A - CASH FLOWS FROM OPERATING ACTIVITIES
CONSOLIDATED INCOME BEFORE TAX		846,847	405,512	483,857	592,815
Debits (credits) to income that do not represent cash flows		(1,788,275)	(856,316)	(883,431)	(910,920)
Depreciation and amortization	35	117,717	56,369	53,466	49,403
Impairment of property, plant, and equipment	15	188	90	116	4,925
Provision for loan losses	32	911,991	436,707	351,962	284,394
Mark to market of trading investments		(20,837)	(9,978)	(5,331)	6,940
Income from investments in other companies	13	(558)	(267)	(2,140)	(1,171)
Net gain on sale of assets received in lieu of payment	36	(5,542)	(2,654)	(5,629)	(1,556)
Provisions for assets received in lieu of payment	36	15,759	7,546	-	-
Net gain on sale of investments in other companies	36	(1,251)	(599)	-	-
Net gain on sale of property, plant and equipment	36	(19,200)	(9,194)	(11,863)	(31,225)
Charge off of assets received in lieu of payment	36	-	-	-	-
Net interest income	28	(2,177,580)	(1,042,734)	(972,300)	(939,719)
Net fee and commission income	29	(565,045)	(270,572)	(277,836)	(263,582)
Debits (credits) to income that do not represent cash flows		38,267	18,324	24,181	(427)
Changes in assets and liabilities due to deferred taxes	16	(82,184)	(39,354)	(38,057)	(18,902)
Increase/decrease in operating assets and liabilities		(1,468,371)	(703,129)	1,956,464	254,068
Increase of loans and accounts receivables from customers, net		(2,590,429)	(1,240,427)	(1,498,982)	(1,929,692)
Increase of foreign investments		(194,992)	(93,372)	(217,424)	778,084
Proceeds from maturity of resale agreements (assets)		12,394	5,935	158,057	156,965
Increase of Interbank loans		(6,234)	(2,985)	(17,869)	(46,302)
Decrease of assets received or awarded in lieu of payment		97,030	46,463	51,061	29,204
Increase of debits in customers checking accounts		965,578	462,367	213,424	553,745
Increase of time deposits and other time liabilities		408,343	195,535	1,652,579	83,500
Increase obligations with domestic banks		-	-	-	(26,301)
Increase (decrease) of other demand liabilities or time obligations		195,965	93,838	(36,043)	149,155
Increase (decrease) of obligations with foreign banks		(1,005,904)	(481,677)	336,614	(436,582)
Decrease of obligations with Central Bank of Chile		(860)	(412)	(497)	(543)
Increase (decrease) due to repurchase agreements (liabilities)		(501,752)	(240,264)	249,656	(819,880)
Increase by other financial liabilities		33,438	16,012	10,310	4,992
Net increase of other assets and liabilities		(1,389,145)	(665,192)	(416,375)	(510,652)
Redemption of letters of credit		(95,708)	(45,830)	(86,747)	(94,281)
Senior bond issuances		1,301,988	623,457	590,250	1,459,072
Redemption of senior bonds and payments of interest		(1,059,557)	(507,369)	(283,570)	(225,315)
Issuance of subordinated bonds		-	-	111,458	116,871
Redemption of subordinated bonds and payments of interest		(283,765)	(135,881)	(34,879)	(35,613)
Interest received		3,990,245	1,910,729	1,787,128	1,384,762
Interest paid		(1,819,213)	(871,130)	(813,125)	(516,441)
Dividends received from investments in other companies	13	1,871	896	795	1,081
Fees and commissions received	29	752,693	360,427	363,041	338,183
Fees and commissions paid	29	(187,647)	(89,855)	(85,205)	(74,601)
Income tax paid	16	(92,710)	(44,394)	(77,193)	(85,343)
Net cash flow (used in) provided by operating activities		(2,409,799)	(1,153,933)	1,556,890	(64,037)

Banco Santander Chile and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOW

For the years ended

		December 31,
	NOTE	2012 ThUS$	2012 MCh$	2011 MCh$	2010 MCh$

B - CASH FLOWS FROM INVESTMENT ACTIVITIES:
Purchases of property, plant, and equipment	15	(76,722)	(36,738)	(26,689)	(19,001)
Sales of property, plant, and equipment	15	13,727	6,573	8,645	27,317
Purchases of investments in other companies	13	(128)	(61)	-	(4)
Sales of investments in other companies	13	837	401	-	-
Purchase of intangibles assets	14	(88,256)	(42,261)	(34,051)	(28,331)
Net cash flow used in investment activities		(150,542)	(72,086)	(52,095)	(20,019)

C - CASH FLOW FROM FINANCING ACTIVITIES:
From shareholders’ financing activities		(545,162)	(261,051)	(286,294)	(258,752)
Dividends paid		(545,162)	(261,051)	(286,294)	(258,752)
From non-controlling-interest financing activities		(8,786)	(4,207)	(3,122)	(4)
Dividends and/or withdrawals paid	25	(8,786)	(4,207)	(3,122)	(4)
Net cash flow used in financing activities		(553,948)	(265,258)	(289,416)	(258,756)

D – NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS DURING THE YEAR		(3,114,289)	(1,491,277)	1,215,379	(342,812)

E – EFFECTS OF FOREIGN EXCHANGE RATE FLUCTUATIONS		(7,652)	(3,664)	(71,151)	(56,865)

F - INITIAL BALANCE OF CASH AND CASH EQUIVALENTS		6,224,640	2,980,669	1,836,441	2,236,118

FINAL BALANCE OF CASH AND CASH EQUIVALENTS	5	3,102,699	1,485,728	2,980,669	1,836,441

	December 31,
Reconciliation of provisions for the Consolidated Statements of Cash Flow	2012 ThUS$	2012 MCh$	2011 MCh$	2010 MCh$

Provisions for loan losses for cash flow purposes	911,991	436,707	351,962	284,394
Recovery of loans previously charged off	(68,946)	(33,015)	(35,825)	(30,479)
Provision for loan losses - net	843,045	403,692	316,137	253,915

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CORPORATE INFORMATION

Banco Santander Chile (formerly Banco Santiago) is a corporation (sociedad anónima bancaria) organized under the laws of the Republic of Chile, headquartered at Bandera #140, Santiago, which provides a broad range of general banking services to its customers, from individuals to major corporations. Banco Santander Chile and its affiliates (collectively referred to herein as the “Bank” or “Banco Santander Chile”) offer commercial and consumer banking services, as well as other services, including factoring, collection, leasing, securities and insurance brokerage, mutual and investment fund management, and investment banking.

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

Banco Santander Spain controls Banco Santander-Chile through its holdings in Teatinos Siglo XXI Inversiones Ltda. and Santander-Chile Holding S.A., which are controlled subsidiaries by Banco Santander Spain. As of December 31, 2012 Banco Santander Spain owns or controls directly and indirectly 99.5% of the Santander-Chile Holding S.A. and 100% of Teatinos Siglo XXI Inversiones Ltda. This gives Banco Santander Spain control over 67.18% of the Bank’s shares.

a)    Basis of preparation

These Consolidated Financial Statements have been prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

For purposes of these financial statements we use certain terms and conventions. References to “US$”, “U.S. dollars” and “dollars” are to United States dollars, references to “EUR” are to European Economic Community Euro, references to “CNY” are to Chinese Yuan or renminbi, references to “CHF” are to Swiss franc, references to “Chilean pesos,” “pesos” or “Ch$” are to Chilean pesos, and references to “UF” are to Unidades de Fomento. The UF is an inflation-indexed Chilean monetary unit with a value in Chilean pesos that changes daily to reflect changes in the official Consumer Price Index (“CPI”) of the Instituto Nacional de Estadísticas (the Chilean National Institute of Statistics) for the previous month.

The UF is revalued in monthly cycles. Each day in the period beginning on the tenth day of the current month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect a proportionate amount of the change in the Chilean Consumer Price Index during the prior calendar month. One UF equaled Ch$ 22,294.03 as of December 31, 2011 and Ch$22,840.75 as of December 31, 2012. In 2012, UF inflation was 2.5% compared to 3.9% in 2011. The effect of any changes in the nominal peso value of our UF-denominated interest earning assets and interest bearing liabilities is reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest income and expense, respectively.

b)    Basis of preparation for the Consolidated Financial Statements

The Consolidated Financial Statements consolidate the separate (individual) financial statements of the Bank and the companies that participate in the consolidation as of December 31, 2012 and 2011; and include the adjustments, reclassifications and eliminations needed to comply with the accounting policies and valuation criteria established by the IFRS as issued by IASB.

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

i.	Subsidiaries

“Subsidiaries” are defined as entities over which the Bank has the ability to exercise control, which is generally but not exclusively reflected by the direct or indirect ownership of at least 50% of the investee’s voting rights, or even if this percentage is lower or zero, when the Bank is granted control pursuant to agreements with the investee’s shareholders. Control is the power to govern the financial and operating policies of an entity, so as to benefit from its activities.

The financial statements of subsidiaries are consolidated with those of the Bank. Accordingly, all the balances and transactions between the consolidated companies are eliminated through the consolidation process.

In addition, third parties’ share in the Consolidated Bank’s equity are presented as “Non-controlling interests” in the Consolidated Statements of Financial Position. Their share in the income for the year is presented as “Attributable to non-controlling interests” in the Consolidated Statements of Income.

The following companies are considered “Subsidiaries” over which the Bank has the ability to exercise control and are therefore within the scope of consolidation:

Subsidiaries		Percentage Share
		As of December 31,
		2012		2011			2010
	Direct %	Indirect %	Total %	Direct %	Indirect %	Total %	Direct %	Indirect %	Total %

Santander Corredora de Seguros Limitada	99.75	0.01	99.76	99.75	0.01	99.76	99.75	0.01	99.76
Santander S.A. Corredores de Bolsa	50.59	0.41	51.00	50.59	0.41	51.00	50.59	0.41	51.00
Santander Asset Management S.A. Administradora General de Fondos	99.96	0.02	99.98	99.96	0.02	99.98	99.96	0.02	99.98
Santander Agente de Valores Limitada	99.03	-	99.03	99.03	-	99.03	99.03	-	99.03
Santander S.A. Sociedad Securitizadora	99.64	-	99.64	99.64	-	99.64	99.64	-	99.64
Santander Servicios de Recaudación y Pagos Limitada	99.90	0.10	100.00	99.90	0.10	100.00	99.90	0.10	100.00

ii.	Special Purpose Entities

Pursuant to IFRS, the Bank must continuously analyze its scope of consolidation. The key criterion for such analysis is the degree of control held by the Bank over a given entity, not the percentage of ownership interest in such entity’s equity.

In particular, as set forth by International Accounting Standard 27 “Consolidated and Separate Financial Statements” (IAS 27) and by the Standing Interpretations Committee 12 “Consolidation – Special Purpose Entities” (SIC 12), the Bank must determine the existence of Special Purpose Entities (SPEs), which must be included in its scope of consolidation. The following are the main criteria for SPEs that should be included in the scope of consolidation:

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

This assessment is based on methods and procedures which consider the risks and rewards retained by the Bank, for which all the relevant factors, including the guarantees furnished or the losses associated with collection of the related assets retained by the Bank, are taken into account. As a consequence of this assessment, the Bank concluded that it exercised control over the following entities, which are included within the scope of consolidation:

-	Santander Gestión de Recaudación y Cobranza Limitada (collection services)
-	Multinegocios S.A. (management of sales force)
-	Servicios Administrativos y Financieros Limitada (management of sales force)
-	Fiscalex Limitada (collection services)
-	Multiservicios de Negocios Limitada (call center)
-	Bansa Santander S.A. (management of repossessed asset and leasing properties)

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

iii.	Associates

Associates are those entities over which the Bank exercises significant influence, usually because it holds 20% or more of the entity’s voting power. Investments in associates are accounted for using the “equity method.”

The following companies are considered “Associates” in which the Bank accounts for its participation using the equity method:

	Percent ownership share
Associates*	As of December 31,
	%	%	%
	2012	2011	2010
Redbanc S.A.	33.43	33.43	33.43
Transbank S.A.	25.00	32.71	32.71
Centro de Compensación Automatizado	33.33	33.33	33.33
Sociedad Interbancaria de Depósito de Valores S.A.	29.28	29.28	29.28
Cámara Compensación de Alto Valor S.A.	14.44	12.65	12.65
Administrador Financiero del Transantiago S.A.	20.00	20.00	20.00
Sociedad Nexus S.A.	12.90	12.90	12.90

(*) see additional details in Note 13 Purchase of Shares

In the case of Sociedad Nexus S.A. and Cámara Compensación de Alto Valor S.A., Banco Santander Chile has a representative on the Board of Directors. Accordingly, the Bank has concluded that it exerts significant influence over those entities.

iv.	Share or rights in other companies

The Bank and its subsidiaries have certain investments in share because they are required to obtain the right to operate according to its line of business the ownership interest in these companies is less than 1%. These holdings are shown at purchase value.

c)  Non-controlling interest

Non-controlling interest represents the portion of gains and losses and net assets not attributable, directly or indirectly, to the Bank. It is presented as “Attributable to non-controlling interest” separately in the Consolidated Statements of Income, and separately from shareholders’ equity in the Consolidated Statements of Financial Position.

In the case of Special Purpose Entities (SPEs), 100% of their income and equity is presented as Non-controlling interest, since the Bank only has control but not actual ownership thereof.

d)  Operating segments

The Bank discloses separate information for each operating segment that:

i.	has been identified;
ii.	exceeds the quantitative thresholds required for a segment.

Operating segments with similar economic characteristics often have a similar long-term financial performance. Two or more segments can be combined only if aggregation is consistent with the basic policies of the International Financial Reporting Standards 8 “Operating Segments” (IFRS 8) and the segments have similar economic characteristics and are similar in each of the following respects:

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

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

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

ii.	whose operating results are regularly reviewed by the entity’s chief executive officer, who makes decisions about resources allocated to the segment and assess its performance; and

iii.	for which discrete financial information is available.

e)    Functional and presentation currency

According to International Accounting Standard No. 21 “The Effects of Changes in Foreign Exchange Rates” (IAS 21), the Chilean peso, which is the currency of the primary economic environment in which the Bank operates and the currency which influences its costs and revenues structure, has been defined as the Bank’s functional and presentation currency.

Accordingly, all balances and transactions denominated in currencies other than the Chilean Peso are treated as “foreign currency.”

For presentation purposes we had translated million Chilean pesos (MCh$) into thousand US dollars (ThUS$) using the rate as indicated in f) below, for the Consolidated Statement of Financial Position, Consolidated Statement of Income, Consolidated Statement of Comprehensive Income and for the Consolidated Statement of Cash Flow for the period ended as of December 31, 2012.

f)     Foreign currency transactions

The Bank grants loans and accepts deposits in amounts denominated in foreign currencies, mainly the U.S. dollar. Assets and liabilities denominated in foreign currencies and only held by the Bank are translated to Chilean pesos based on the market rate published by Reuters at 1:30 p.m. on the last business day of every month; the rate used was Ch$478.85 per US$1 as of December 31, 2012 (Ch$520.35 per US$1 as of December 31, 2011 for the Bank and Ch$521.46 per US$1 for subsidiaries who used the observed exchange rate informed by the Central Bank of Chile until 2011). The Bank, after an assessment, concludes that there are no significant differences arising from the use of that exchange rate as of December 31, 2011 in comparison with the Reuters rate at that date.

The amounts of net foreign exchange profits and losses include recognition of the effects that exchange rate fluctuations have on assets and liabilities denominated in foreign currencies and the profits and losses on foreign exchange spot and forward transactions undertaken by the Bank.

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

g)    Definitions and classification of financial instruments

i.	Definitions

A “financial instrument” is any contract that gives rise to a financial asset of one entity, and a financial liability or equity instrument of another entity.

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

-

Available for sale investment portfolio: debt instruments not classified as “held-to-maturity investments,” “Credit investments (loans and accounts receivable from customers or interbank loans)” or “Financial assets at fair value through profit or loss.” Available for sale (AFS) investments are initially recorded at cost, which includes transaction costs that are directly attributable to the acquisition. AFS instruments are subsequently measured at fair value, or based on appraisals made with the use of internal models when appropriate. Unrealized gains or losses arising from changes in fair value are recorded as a debit or credit in Other Comprehensive Income under the heading “Other comprehensive income” within equity. When these investments are disposed of or become impaired, the cumulative gains or losses previously recognized in “Other comprehensive income” are transferred to the Consolidated Statement of Income under “Net income from financial operations.”

-

Held to maturity instruments portfolio: this category includes debt securities traded on an active market, with a fixed maturity, and with fixed or determinable payments, for which the Bank has both the intent and a proven ability to hold to maturity. Held to maturity investments are recorded at their amortized cost plus interest earned, less any impairment losses established when their carrying amount exceeds the present value of estimated future cash flows, using the effective interest method.

-

Credit investments (loans and accounts receivable from customers or interbank loans): this category includes financing granted to third parties, based on their nature, regardless of the class of borrower and the form of financing. Includes loans and accounts receivable from customers, interbank loans, and financial lease transactions in which the Bank acts as lessor. Loans and accounts receivable are measured at amortised cost using the effective interest method.

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

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

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

v.	Classification of financial liabilities for presentation purposes

The financial liabilities are classified by their nature into the following line items in the consolidated statements of financial position:

-

Deposits and other demand liabilities This item includes all on-demand obligations except for term savings accounts, which are not considered on-demand instruments in view of their special characteristics. Obligations whose payment may be required during the period are deemed to be on-demand obligations. Operations which become callable the day after the closing date are not treated as on-demand obligations.

-	Cash items in process of being cleared: This item includes the balances of asset purchases that are not settled on the same day and for sales of foreign currencies not delivered.

-

Obligations under repurchase agreements: This item includes the balances of sales of financial instruments under repurchase and loan agreements. According to actual applicable regulation, the Bank does not record instruments acquired under repurchase agreements in its own portfolio.

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

-	Interbank borrowings: This item includes obligations due to other domestic banks, foreign banks, or the Central Bank of Chile, which were not classified in any of the previous categories.

-	Debt instruments issued: This encompasses three items, obligations under letters of credit, subordinated bonds and senior bonds placed in the local and foreign market.

-

Other financial liabilities: This item includes credit obligations to persons other than domestic banks, foreign banks, or the Central Bank of Chile, for financing purposes or operations in the normal course of business.

h) Valuation of financial assets and liabilities and recognition of fair value changes

In general, financial assets and liabilities are initially recorded at fair value, which, in the absence of evidence to the contrary, is deemed to be the transaction price. Financial instruments not measured at fair value through profit or loss include transaction costs. Subsequently, and at the end of each reporting period, they are measured pursuant to the following criteria:

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

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

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

All derivatives are recorded in the Consolidated Statements of Financial Position at the fair value from their trade date. If their fair value is positive, they are recorded as an asset, and if their fair value is negative, they are recorded as a liability. The fair value on the trade date is deemed, in the absence of evidence to the contrary, to be the transaction price. The changes in fair value of derivatives from the trade date are recorded in “Net income from financial operations” in the Consolidated Statements of Income.

Specifically, the fair value of financial derivatives included in the portfolios of financial assets or liabilities held for trading is deemed to be their daily quoted price. If, for exceptional reasons, the quoted price cannot be determined on a given date, the fair value is determined by using similar methods to those used to measure over the counter (OTC) derivatives. The fair value of OTC derivatives is the sum of the future cash flows resulting from the instrument, discounted to present value at the date of valuation (“present value” or “theoretical close”) using valuation techniques commonly used by the financial markets: “net present value” (NPV) and option pricing models, among other methods. Also, within the fair value of derivatives are included Credit Valuation Adjustment (CVA), all with the objective that the fair value of each instrument includes the credit risk of its counterparty.

“Loans and accounts receivable from customers” and “Held-to-maturity investments” are measured at amortized cost using the “effective interest method.” “Amortized cost” is the acquisition cost of a financial asset or liability, plus or minus, as appropriate, prepayments of principal and the cumulative amortization (recorded in the consolidated income statement) of the difference between the initial cost and the maturity amount as calculated under the effective interest rate method. For financial assets, amortized cost also includes any reductions for impairment or uncollectibility. For loans and accounts receivable designated as hedged items in fair value hedges, the changes in their fair value related to the risk or risks being hedged is recorded in “Net income from financial operations”.

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

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

iii.	Valuation techniques

Financial instruments at fair value, determined on the basis of price quotations in active markets, include government debt securities, private sector debt securities, equity shares, short positions, and fixed-income securities issued.

In cases where price quotations cannot be observed, the Management makes its best estimate of the price that the market would set using its own internal models. In most cases, these models use data based on observable market parameters as significant inputs and, in very specific cases, they use significant inputs not observable in market data. Various techniques are employed to make these estimates, including the extrapolation of observable market data.

The best evidence of the fair value of a financial instrument on initial recognition is the transaction price, unless the value of the instrument can be obtained from other market transactions performed with the same or similar instruments or can be measured by using a valuation technique in which the variables used include only observable market data, mainly interest rates.

The main techniques used as of December 31, 2012 and 2011 by the Bank’s internal models to determine the fair value of the financial instruments are as follows:

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

The fair value of the financial instruments arising from the aforementioned internal models considers contractual terms and observable market data, which include interest rates, credit risk, exchange rates, quoted market price of shares, volatility and prepayments, among others. The valuation models are not significantly subjective, since these methodologies can be adjusted and evaluated, as appropriate, through the internal calculation of fair value and the subsequent comparison with the related actively traded price.

iv.	Recording results

As a general rule, changes in the carrying amount of financial assets and liabilities are recorded in the Consolidated Statements of Income, distinguishing between those arising from the accrual of interest, which are recorded under interest income or interest expense as appropriate, and those arising for other reasons, which are recorded at their net amount under “Net income from financial operations”.

In the case of trading investments, the fair value adjustments, interest income, indexation adjustment and foreign exchange, are included in the Consolidated Statements of Income under “Net income from financial operations.”

Adjustments due to changes in fair value from:

-	“Available-for-sale instruments” are recorded in “Other comprehensive income” and accumulated under the heading “Other comprehensive income” within Equity.

-

When the AFS instruments are disposed of or are determined to be impaired, the cumulative gain or loss previously accumulated as “Other comprehensive income” is reclassified to the Consolidated Statements of Income.

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

v.	Hedging transactions

The Bank uses financial derivatives for the following purposes:

i.	to sell to customers who request these instruments in the management of their market and credit risks,

ii.	in the management of the risks of the Bank entities’ own positions and assets and liabilities (“hedging derivatives”), and

iii.	to obtain profits from changes in the price of these derivatives (“trading derivatives”).

All financial derivatives that do not qualify for hedge accounting are accounted for as “trading derivatives.”

A derivative qualifies for hedge accounting if all the following conditions are met:

1)	The derivative hedges one of the following three types of exposure:

a)

Changes in the value of assets and liabilities due to fluctuations, among others, in the interest rate and/or exchange rate to which the position or balance to be hedged is subject (“fair value hedge”).

b)	Changes in the estimated cash flows arising from financial assets and liabilities, commitments and highly probable forecasted transactions (“cash flow hedge”).

c)	The net investment in a foreign operation (“hedge of a net investment in a foreign operation”).

2)	It is effective in offsetting exposure inherent in the hedged item or position throughout the expected term of the hedge, which means that:

a)	At the date of arrangement the hedge is expected, under normal conditions, to be highly effective (“prospective effectiveness”).

b)	There is sufficient evidence that the hedge was actually effective during the life of the hedged item or position (“retrospective effectiveness”).

3)

There must be adequate documentation evidencing the specific designation of the financial derivative to hedge certain balances or transactions and how this effective hedge was expected to be achieved and measured, provided that this is consistent with the Bank’s management of its own risks.

The changes in the value of financial instruments qualifying for hedge accounting are recorded as follows:

a)

In fair value hedges, the gains or losses arising on both hedging instruments and the hedged items (attributable to the type of risk being hedged) are recorded directly in the Consolidated Statements of Income.

b)

In fair value hedges of interest rate risk on a portfolio of financial instruments, gains or losses that arise in measuring hedging instruments are recorded directly in the Consolidated Statements of Income, whereas gains or losses due to changes in fair value of the hedged item (attributable to the hedged risk) are recorded in the Consolidated Statements of Income with an offset to “Net income from financial operations”.

c)

In cash flow hedges, the effective portion of the change in value of the hedging instrument is recorded in “Other Comprehensive Income” under the heading “Cash flow hedge” within equity component “Other comprehensive income”, until the hedged transaction occurs, thereafter being recorded in the Consolidated Statements of Income, unless the hedged transaction results in the recognition of non–financial assets or liabilities, in which case it is included in the cost of the non-financial asset or liability.

d)

The differences in valuation of the hedging instrument corresponding to the ineffective portion of the cash flow hedging transactions are recorded directly in the Consolidated Statements of Income under “Net Income from financial operations”.

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

If a derivative designated as a hedging instrument no longer meets the requirements described above due to expiration, ineffectiveness or for any other reason, the derivative is classified as a “trading derivative.” When “fair value hedging” is discontinued, the fair value adjustments to the carrying amount of the hedged item arising from the hedged risk are amortized to gain or loss from that date.

When cash flow hedges are discontinued, any cumulative gain or loss of the hedging instrument recognized in other comprehensive income under “Other comprehensive income” (from the period when the hedge was effective) remains recorded in equity until the hedged transaction occurs, at which time it is recorded in the Consolidated Statement of Income, unless the transaction is no longer expected to occur, in which case any cumulative gain or loss is recorded immediately in the Consolidated Statements of Income.

i.	Derivatives embedded in hybrid financial instruments

Derivatives embedded in other financial instruments or in other host contracts are accounted for separately as derivatives if their risks and characteristics are not closely related to those of the host contracts, provided that the host contracts are not classified as “Other financial assets (liabilities) at fair value through profit or loss” or as “Portfolio of trading investments.”

ii.	Offsetting of financial instruments

Financial asset and liability balances are offset, i.e., reported in the Consolidated Statements of Financial Position at their net amount, only if there is a legally enforceable right to offset the recorded amounts and the Banks intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

iii.	Derecognition of financial assets and liabilities

The accounting treatment of transfers of financial assets depends on the extent and the manner in which the risks and rewards associated with the transferred assets are transferred to third parties:

i.

If the Bank transfers substantially all the risks and rewards of ownership to third parties, as in the case of unconditional sales of financial assets, sales under repurchase agreements at fair value at the date of repurchase, sales of financial assets with a purchased call option or written put option deeply out of the money, utilization of assets in which the trasferor does not retain subordinated debt nor grants any credit enhancement to the new holders, and other similar cases, the transferred financial asset is removed from the Consolidated Statements of Financial Position and any rights or obligations retained or created in the transfer are simultaneously recorded.

ii.

If the Bank retains substantially all the risks and rewards of ownership associated with the transferred financial asset, as in the case of sales of financial assets under repurchase agreements at a fixed price or at the sale price plus interest, securities lending agreements under which the borrower undertakes to return the same or similar assets, and other similar cases, the transferred financial asset is not derecognized from the Consolidated Statements of Financial Position and continues to be measured by the same criteria as those used before the transfer. However, the following items are recorded:

-	An associated financial liability for an amount equal to the consideration received; this liability is subsequently measured at amortized cost.

-	Both the income from the transferred (but not removed) financial asset as well as any expenses incurred on the new financial liability.

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

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

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

Accordingly, financial assets are only removed from the Consolidated Statements of Financial Position when the rights over the cash flows they generate have terminated or when all the inherent risks and rewards of ownership have been substantially transferred to third parties. Similarly, financial liabilities are only derecognized from the Consolidated Statements of Financial Position when the obligations specified in the contract are discharged or cancelled or the contract has matured.

i)     Recognizing income and expenses

The most significant criteria used by the Bank to recognize its revenues and expenses are summarized as follows:

i.	Interest revenue, interest expense, and similar items

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

This interest and these adjustments are generally referred to as “suspended” and are recorded in suspense accounts which are not part of the Consolidated Statements of Financial Position. Instead, they are reported as part of the complementary information thereto and as memorandum accounts. This interest is recognized as income, when collected.

The resumption of interest income recognition of previously impaired loans only occurs when such loans became current (i.e., payments were received such that the loans are contractually past-due for less than 90 days) or they are no longer classified under the C3, C4, D1 or D2 categories (for loans individually evaluated for impairment).

Dividends received from companies classified as “Investments in other companies” are recorded as income when the right to receive them arises.

ii.	Commissions, fees, and similar items

Fee and commission income and expenses are recognized in the Consolidated Statement of Income using criteria that vary according to their nature. The main criteria are:

-	Fee and commission income and expenses relating to financial assets and liabilities measured at fair value through profit or loss are recognized when they are paid.
-	Those arising from transactions or services that are performed over a period of time are recognized over the life of these transactions or services.
-	Those relating to services provided in a single act are recognized when the single act is performed.

iii.	Non-financial income and expenses

These are recognized for accounting purposes on an accrual basis.

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

iv.	Loan arrangement fees

Fees that arise as a result of the origination of a loan, mainly application and analysis-related fees, are accrued and recorded in the Consolidated Statements of Income over the term of the loan.

Regarding fees arising as a result of new products, the Bank immediately records within the Consolidated Statements of Income the portion that corresponds to direct costs related to loan origination.

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

All impairment losses are recorded in Consolidated Statements of Income. Any cumulative loss relating to a financial asset available for sale previously recorded in equity is transferred to profit or loss.

The reversal of an impairment loss only occurs if it can be objectively related to an event occurring after the initial impairment loss was recorded. This reversal is always recorded in income.

ii.	Non-financial assets:

The Bank’s non-financial assets, excluding investment properties, are reviewed at reporting date to determine whether they show signs of impairment (i.e. its carrying amount exceeds its recoverable amount). If such evidence exists, the amount to be recovered from the assets is then estimated.

In connection with other assets, impairment losses recorded in prior periods are assessed at each reporting date in search of any indication that the loss has decreased or disappeared and should be reversed. The increased carrying amount of an asset other than goodwill attributable to a reversal of an impairment loss shall not exceed the carrying amount that would have been determined (net of amortisation or depreciation) had no impairment loss been recognised for the asset in prior years

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

k)    Property, plant, and equipment

This category includes buildings, land, furniture, vehicles, computer hardware and other fixtures owned by the consolidated entities or acquired under finance leases. Assets are classified according to their use as follows:

i.	Property, plant and equipment for own use

Property, plant and equipment for own use (including, among other things, tangible assets received by the consolidated entities in full or partial satisfaction of financial assets representing accounts receivable from third parties which are intended to be held for continuing own use and tangible assets acquired under finance leases) are accounted for at acquisition cost less the related accumulated depreciation and, if applicable, any impairment losses (net carrying amount higher than recoverable amount).

Depreciation is calculated using the straight line method over the acquisition cost of assets less their residual value, assuming that the land on which buildings and other structures stand has an indefinite life and, therefore, is not subject to depreciation.

The Bank must apply the following useful lives for the tangible assets that comprise its assets:

ITEM	Useful life (Months)

Land	-
Paintings and works of art	-
Assets retired for disposal	-
Carpets and curtains	36
Computers and hardware	36
Vehicles	36
Computational systems and software	36
ATMs	60
Machines and equipment in general	60
Office furniture	60
Telephone and communication systems	60
Security systems	60
Rights over telephone lines	60
Air conditioning systems	84
Installations in general	120
Security systems (acquisitions up to October 2002)	120
Buildings	1,200

The consolidated entities assess at each reporting date whether there is any indication that the carrying amount of any of their tangible assets exceeds its recoverable amount. If this is the case, the carrying amount of the asset is reduced to its recoverable amount and future depreciation charges are adjusted in proportion to the revised carrying amount and to the new remaining useful life, if the useful life needs to be revised.

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

The estimated useful lives of the items of property, plant and equipment held for own use are reviewed at least at the end of each reporting period to detect significant changes therein. If changes are detected, the useful lives of the assets are adjusted by correcting the depreciation charge to be recorded in the Consolidated Statements of Income in future years on the basis of the new useful lives.

Maintenance expenses relating to tangible assets (property, plant and equipment) held for own use are recorded as an expense in the period in which they are incurred.

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

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

When the consolidated entities act as the lessor of an asset, the sum of the present value of the lease payments receivable from the lessee, including the exercise price of the lessee’s purchase option at the end of the lease term, which is equivalent to one additional lease payment and so is reasonably certain to be exercised, is recognized as lending to third parties and is therefore included under “Loans and accounts receivables from customers” in the Consolidated Statements of Financial Position.

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

When the consolidated entities act as the lessor, they present the acquisition cost of the leased assets under “Property, plant and equipment”. The depreciation policy for these assets is consistent with that for similar items of property, plant and equipment held for own use and revenues from operating leases is recorded on a straight line basis under “Other operating income” in the Consolidated Statements of Income.

When the consolidated entities act as the lessees, the lease expenses, including any incentives granted by the lessor, are charged on a straight line basis to “Administrative expenses” in the Consolidated Statements of Income.

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

When the assignment of these instruments involves no liability for the assignee, the Bank assumes the risks of insolvency of the parties responsible for payment.

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

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

Intangible assets are amortized on a straight-line basis over their estimated useful life, which has been defined as 36 months.

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

For the preparation of the cash flow statement, the following items are considered:

i.	Cash flows: Inflows and outflows of cash and cash equivalents, such as deposits with the Central Bank of Chile, deposits in domestic banks, and deposits in foreign banks.

i.	Operating activities: Principal revenue-producing activities performed by banks and other activities that cannot be classified as investing or financing activities.

ii.	Investing activities: The acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.

iii.	Financing activities: Activities that result in changes in the size and composition of the equity and liabilities that are not operating activities.

p)    Provisions for loan losses

The Bank records its allowances for loan losses following its internal models for the recording of incurred debt. These models have been approved by the Board.

To establish impairment losses, the Bank carries out an evaluation of outstanding loans and accounts receivable from customers, as detailed below:

- Individual assessment of debtors, when the debtor is recorded as individually significant, that is to say, they have significant debt levels and for those that, even if they do not have these levels, could be classified in a group of financial assets with similar credit risk features and who, due to the size, complexity or level of exposure require detailed information.

- Group assessment of debtors, when there is no evidence of impairment for individually assessed debtors—significant or not—the Bank groups debtors with similar risk credit features and assesses them by impairment. Debtors individually assessed by impairment and for whom a loss due to impairment has been recorded are not included in the group assessment of impairment.

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

The models used to establish the allowance for loan losses in the portfolio are described as follows:

i.	Provisions for individual loans

For large loans, the Bank uses internal models to assign a risk category level to each borrower and its respective loans. The Bank considers the following risk factors: industry or sector of the borrower, owners or managers of the borrower, the borrower’s financial situation, the borrower’s payment capacity and the borrower’s payment behavior to calculate the estimated incurred loan loss.

Through these categories, the Bank differentiates the normal portfolio from the impaired one.

These are the Bank’s risk categories:

1. Debtors may be classified in risk categories A1, A2, A3 or B (if they are current on their payment obligations and show no sign of deterioration in their credit quality). B is different from the A categories by a certain history of late payments. The A categories are distinguished by different PNPs (as defined below).

2. Debtors classified as C1, C2, C3, C4, D1 or D2 include debtors whose loans with us have been charged off or administered by our Recovery Unit, or classified as Precontenciosos (PRECO or deteriorated).

For loans classified as A1, A2, A3 and B, we assign a specific provision level on an individual basis to each borrower and, therefore, the amount of loan loss allowance is determined on a case by case basis.

Estimated Incurred Loan Loss = Loan Loss Allowance

The estimated incurred loss is obtained by multiplying all risk factors defined in the following equation:

EIL	=	EXP X PNP x SEV

EIL	=	Estimated Incurred Loan Loss

EXP	=	Exposure

PNP	=	Probability of Non-Performance

SEV	=	Severity

EIL = Estimated Incurred Loan Loss. The estimated incurred loan loss is how much could be lost in the event a debtor does not perform the obligations under the loan.

EXP = Exposure. This corresponds to the value of commercial loans.

PNP = Probability of Non-Performance. This variable, expressed as a percentage, indicates the probability that a debtor will default in a period of 12 months. This percentage is associated with the internal rating that we give to each debtor, which is determined by analyzing such parameters as debt servicing capacity (including, usually, projected cash flows), the company’s financial history, the solvency and capacity of shareholders and management, and projections for the economic sector in which it operates.

SEV = Severity. This is the effective loss rate given default for debtors in the same segment, which is determined statistically based on the historical effective losses for us for each segment.

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

PNP and SEV are reviewed and updated every 3 years. Every year, models together with PNP and SEV assumptions, are tested by the Bank’s Credit Risk Department, to ensure that they are appropriate at each reporting date so as to make sure any difference between the estimated incurred losses and real losses is reduced.

These tests focus on the validation of the sufficiency of the Bank’s allowances, and consist of comparisons between actual write-offs to allowances established by the model, and the coverage of the total allowance to actual write-offs in the most current periods. Individual loan classification and improvements to any customer classification are also presented for approval to our Risk Committee.

For loans classified in the C and D categories, loan loss allowances are based mainly on the level of collateral, adjusted for an estimation of the related expenses (7% on average), that each of these loans have. Allowance percentage for each category is then based on the level of collateral, or the expected future cash flow from the loan. As of December 31, 2012, loans classified in the C and D risk categories had the following associated loan loss allowance levels:

Classification	Allowance percentage
C1	2%
C2	10%
C3	25%
C4	40%
D1	65%
D2	90%

ii.	Provisions for group loans

The Bank uses the concept of estimation of incurred debt to quantify the allowances levels over the group-evaluated portfolios. Incurred debt is the expected provision expense that will appear one year away from the balance date of the transaction’s credit risk, considering the counterpart risk and the guarantees associated to each transaction.

Following the Bank’s definition, the Bank uses group evaluation to approach transactions that have similar credit risk features, which indicate the debtor’s payment capacity of the entire debt, capital and interests, pursuant to the contract’s terms. In addition, this allows us to assess a high number of transactions with low individual amounts, whether they belong to individuals or small sized companies. Therefore, debtors and loans with similar features are grouped together and each group has a risk level assigned to it.

These models are meant to be used mainly to analyze loans granted to individuals (including consumer loans, credit lines, mortgage loans and commercial loans) and commercial loans to SMEs.

Allowances are established using these models, taking into account the historical Impairment and other known circumstances at the time of evaluation. After this, a historical loss rate is assigned to each portfolio profile constituting each segment.

Allowances for group-evaluated loans are established based on the credit risk of the profile to which the loan belongs, within the established segments for the type of loan. The method for assigning a profile is established based on a statistical building method, establishing a relation through a logistic regression various variables, such as payment behavior in the Bank, payment behavior outside the Bank, various sociodemographic data, among others, and a response variable that determines a client’s risk level, which in this case is 90 days of non-performance (The chosen features are relevant when calculating future cash flows per group of assets). Afterwards, common profiles are established related to a logical order and with differentiate default rates, applying the real historical loss the Bank has had with that portfolio.

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

The different risk categories are constructed and updated periodically based on the payment behavior of the client’s profile to which they belong, as well as his or her sociodemographic characteristics. Therefore, when a customer has past due balance or has missed some payments, the outcome is that the customer will move to a different segment with a higher loss rate, therefore capturing current trends for each risk profile.

Allowances quantification, once the customers have been classified, is the product of three factors: exposure (EXP), Probability of Non-Performance (PNP) and Severity (SEV).

EXP = Exposure. This corresponds to the value of commercial loans.

PNP = Probability of Non-Performing. This variable, expressed as a percentage, indicates the probability that a debtor will default next year. This percentage is associated with the internal score that we give to each debtor, which is determined by analyzing such parameters as debt servicing capacity (including, usually, projected cash flows), the company’s financial history, the solvency and capacity of shareholders and management, and projections for the economic sector in which it operates. The internal rating can be different from ratings obtained from external third parties.

SEV = Severity. This is the effective loss rate given default for debtors in the same segment, which is determined statistically based on the historical effective losses for us for each segment.

PNP and SEV are reviewed and updated every 3 years. Every year, models together with PNP and SEV assumptions, are tested by the Bank’s Credit Risk Department, to ensure that they are appropriate at each reporting date so as to make sure any difference between the estimated incurred losses and real losses is reduced.

The estimated incurred loss rates for consumer loans correspond to charge-offs net of recoveries. The methodology establishes the period in which the estimated incurred loss for each risk profile emerges. Once the loss has been considered to have been incurred, the estimated incurred loss rates are applied to the corresponding risk profile to obtain the net charge-off level associated with this period. The loss rates applied to each risk profile are based only on the historical net charge-off data for that specific profile within one of the four groups of consumer loans. No other statistical or other information other than net charge-offs is used to determine the loss rates.

To determine the estimated incurred loss for commercial and mortgage loans collectively evaluated for impairment, we mainly analyze the payment behavior of clients, particularly the payment behavior of clients with payments that are more than 90 days overdue, clients with other weaknesses, such as early non-performance (i.e., payments that are past-due, though by less than 90 days), clients with modified loans and clients with renegotiated loans, as well as success in recovery against these clients. We also take into account whether the loan is supported by collateral.

In connection with mortgage loans, historical net charge-offs are considered in the model to calculate loss rates for loans collectively evaluated for impairment. The risk categories are such that when a customer has a past-due balance or has missed some payments, the outcome is that the customer will move to a different risk category with a higher loss rate, therefore capturing current trends of the customer and, when aggregate, current trends in the market.

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

iii.	Charge-offs

Charge-offs refers to derecognition in the Consolidated Statements of Financial Position of assets corresponding to a loan. This includes a portion of a loan that might not be past due in the case of a loan paid in installments or in a leasing operation (no partial charges offs).

Charge-offs are always recorded with a charge to credit risk allowances. Any payments received on the charged-off accounts will be recorded in the Consolidated Statements of Income as recovery of loans charged-off.

Loan and accounts receivable charge-offs are recorded on overdue, past due, and current installments based on the past due deadlines presented below.

Type of loan	Term

Consumer loans with or without collateral	6 months
Other transactions without collateral	24 months
Commercial loans with collateral	36 months
Mortgage loans	48 months
Consumer leasing	6 months
Other non-mortgage leasing transactions	12 months
Mortgage leasing (household and business)	36 months

iv.	Recovery of loans previously charged off and accounts receivable from clients

Recovery of previously charged off loans and accounts receivable from clients are recorded in the Consolidated Statements of Income as a reduction of provision for loan losses.

v.	Changes in accounting estimates

In 2012, and as a response to the ongoing improvement and monitoring process of the allowance models, the Bank updated its allowance model for consumer loans. Until June 2012, estimated loss rates were established by the historical behavior of charge-offs net of recoveries for each risk profile. This methodology only considered historical debt data for each specific profile and did not include the use of any other statistical information. Since June 2012, loss rate has been estimated as the product of the Probability of Non-Performance (PNP) and Severity (SEV); established according to the historical behavior of the profiles and based on a historical analysis properly supported. These changes had an effect on Consolidated Statement of Income for Ch$ 24,753 million. The effect of these improvements was considered as a change of estimate, according to International Accounting Standards No. 8 “Accounting Policies, Changes in Accounting Estimates and Errors”; therefore, the effect was reported on the Consolidated Statement.

In 2011, the Bank recalibrated its models for mortgage and commercial loans provisions, which caused an effect over the profit and loss for Ch$ 16,258 million and Ch$ 16,560 million, respectively. The effects of these improvements were accounted as a change of estimate according to the IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors”, and were recorded in the Consolidated Financial Statements.

According to the Bank’s Management, it is impracticable to determine the effects of these changes in accounting estimate for future periods.

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

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

Contingent assets or contingent liabilities are any potential rights or obligations arising from past events whose existence will be confirmed only by occurrence or non-occurrence of one or more uncertain future events that are not wholly within control of the Bank.

The following are classified as contingent in the supplementary information:

i.	Guarantees and bonds: Encompasses guarantees, bonds, standby letters of credit and guarantees of payment from buyers in factored receivables.

ii.	Confirmed foreign letters of credit: Encompasses letters of credit confirmed by the Bank.

iii.	Documentary letters of credit: Includes documentary letters of credit issued by the Bank, which have not yet been negotiated.

iv.	Documented guarantees: Guarantees with promissory notes.

v.	Interbank guarantee: Guarantees issued.

vi.	Unrestricted credit lines: The unused amount of credit lines that allow customers to draw without prior approval by the Bank (for example, using credit cards or overdrafts in checking accounts).

vii.

Other credit commitments: Amounts not yet disbursed under committed loans, which must be disbursed at an agreed future date when events contractually agreed upon with the customer occur, such as in the case of lines of credit linked to the progress of a construction or similar projects.

viii.

Other contingent credits: Includes any other kind of commitment by the Bank which may exist and give rise to lending when certain future events occur. In general, this includes unusual transactions such as pledges made to secure the payment of loans among third parties or derivative contracts made by third parties that may result in a payment obligation and are not covered by deposits.

The Consolidated Financial Statements reflect all significant provisions for which it is estimated that the probability of having to meet the obligation is more likely than not.

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

Provisions are quantified using the best available information on the consequences of the event giving rise to them and are reviewed and adjusted at the end of each year and are used to address the specific liabilities for which they were originally recognized. Partial or total reversals are recognised when such obligations cease to exist or are reduced.

Provisions are classified according to the obligation covered as follows:

-	Provision for employee salaries and expenses

-	Provision for mandatory dividends

-	Allowance for contingent credit risks

-	Provision for contingencies

r)     Deferred income taxes and other deferred taxes

The Bank records, when appropriate, deferred tax assets and liabilities for the estimated future tax effects attributable to differences between the carrying amount of assets and liabilities and their tax bases. The measurement of deferred tax assets and liabilities is based on the tax rate, according to the applicable tax laws, using the tax rate that applies to the period when the deferred asset and liability will be settled. The future effects of changes in tax legislation or tax rates are recorded in deferred taxes beginning on the date on which the law approving such changes is published.

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

In certain cases, generally accepted accounting policies require that assets or liabilities be recorded or disclosed at their fair values. The fair value is the amount at which an asset could be exchanged, or a liability settled, between knowledgeable parties, in an arm’s length transaction. Where available, quoted market prices in active markets have been used as the basis for measurement. Where quoted market prices in active markets are not available, the Bank has estimated such values based on the best information available, including the use of modeling and other valuation techniques.

The Bank has established allowances to cover incurred losses, and, therefore, to estimate the allowances, these must be regularly evaluated taking into consideration factors such as changes in the nature and volume of the loan portfolio, trends in forecasted portfolio quality, credit quality and economic conditions that may adversely affect the borrowers’ payment capacity. Increases in the allowances for loan losses are reflected as “Provision for loan losses” in the Consolidated Statement of Income. Loans are charged-off when management determines that a loan or a portion thereof is uncollectible. Charge-offs are recorded as a reduction of the provisions for loan losses.

The relevant estimates and assumptions are regularly reviewed by the Bank’s Management to quantify certain assets, liabilities, revenues, expenses, and commitments. Revised accounting estimates are recorded in the period in which the estimate is revised and in any affected future period.

These estimates, made on the basis of the best available information, mainly refer to:

-	Impairment losses of certain assets (Notes 8, 9, 10, and 35)

-	The useful lives of tangible and intangible assets (Notes 14, 15, and 35)

-	The fair value of assets and liabilities (Notes 6, 7, 8, 12, and 39)

-	Commitments and contingencies (Note 24)

-	Current and deferred taxes (Note 16)

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

t)    Non-current assets held for sale

Non-current assets (or a group which includes assets and liabilities for disposal) expected to be recovered mainly through sales rather than through continued use are classified as held for sale. Immediately prior to this classification, assets (or elements of a disposable group) are re-measured in accordance with the Bank’s policies. The assets (or disposal group) are measured at the lower of carrying amount or fair value minus cost of sales.

Any impairment loss on disposal is first allocated to goodwill and then to the remaining assets and liabilities on a pro rata basis, except no losses are recorded in financial assets, deferred assets, employee benefit plan assets, and investment property, which are still evaluated according to the Bank’s accounting policies. Impairment losses on the initial classification of held-for-sale assets, and profits and losses from the revaluation are recorded in income. Reversals of impairment losses are recorded to extent they do not result in a higher carrying amount than that originally recorded for “Non-current assets held for sale”.

As of December 31, 2012 and 2011, the Bank has not classified any non-current assets as held for sale.

Assets received or awarded in lieu of payment

Assets received or awarded in lieu of payment of loans and accounts receivable from clients are recognized at their fair value (as determined by an independent appraisal). A price is agreed upon by the parties through negotiation, or, when the parties do not reach an agreement, at the amount at which the Bank is awarded those assets at a judicial auction. In the latter case, an independent appraisal is performed. The excess of the outstanding loan balance over the fair value, is charged to net income for the period, under “Provision for loan losses”. Any excess of the fair value over the outstanding loan balance, less costs to sell of the collateral, is returned to the client.

These assets are subsequently adjusted to their net realizable value less cost to sell (assuming a forced sale). The difference between the fair value of the asset and the estimated net realizable value less cost is charged to net income for the period, under “Other Operating Expenses”. The result obtained in the sale of the asset is subsequently recorded under “Other Operating Income”.

Independent appraisals are obtained at least every 18 months and fair values are adjusted accordingly. No adjustments have been made between appraisals considering the stability of the real estate market in Chile during past years and the expected stability of the real estate market in the coming years.

At least once a year, the Bank performs the necessary analysis to update these assets’ cost to sale. According to the Bank’s survey, as of December 31, 2012 the average cost to sale (the cost of maintaining and selling the asset) was estimated at 4.5% of the appraised value (5.2% as of December 31, 2011).

u)     Earnings per share

Basic earnings per share are determined by dividing the net income attributable to the Bank’s shareholders for the year by the weighted average number of shares outstanding during the year.

Diluted earnings per share are determined in the same way as basic earnings per share, but the weighted average number of outstanding shares is adjusted to take into account the potential diluting effect of stock options, warrants, and convertible debt.

As of December 31, 2012 and 2011, the Bank did not have any instruments that generated diluting effects.

v)    Temporary acquisition (assignment) of assets

Purchases (sales) of financial assets under non-optional resale (repurchase) agreements at a fixed price (“repos”) are recorded in the Consolidated Statements of Financial Position based on the nature of the debtor (creditor) under “Deposits in the Central Bank of Chile,” “Deposits in financial institutions” or “Loans and accounts receivable from customers” (“Central Bank of Chile deposits,” “Deposits from financial institutions” or “Customer deposits”).

Differences between the purchase and sale prices are recorded as financial interest over the term of the contract.

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

w)   Assets under management and investment funds managed by the Bank

Assets owned by third parties and managed by certain companies that are within the Bank’s scope of consolidation (Santander Asset Management S.A., Administradora General de Fondos and Santander S.A. Sociedad Securitizadora) are not included in the Consolidated Statements of Financial Position. Management fees are included in “Fee and commission income” in the Consolidated Statement of Income.

x)    Provision for mandatory dividends

As of December 2012 and 2011, the Bank recorded a provision for mandatory dividends. This provision is made pursuant to Article 79 of the Corporations Act, with which the Bank’s internal policy also accords. Under Article No 79 of the Corporations Act, at least 30% of net income for the period should be distributed, except in the case of a contrary resolution adopted at the respective shareholders’ meeting by unanimous vote of the outstanding shares. This provision is recorded, as a deducting item, in “Retained earnings – Provisions for mandatory dividends” in the Consolidated Statement of Changes in Equity.

y)    Employee benefits

i.	Post-employment benefits – Defined benefit plans:

According to current collective bargaining and other labor agreements, the Bank has undertaken to supplement the benefits granted by the public systems corresponding to certain employees and to their beneficial right holders, for retirement, permanent disability or death, outstanding salaries and compensations, contributions to pension funds for active employees and post-employment social benefits.

Features of the Plan:

The main features of the Post-Employment Benefits Plan sponsored by Banco Santander Chile are:

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

“Actuarial gains and losses” are defined as those arising from the differences between previous actuarial assumptions and what has actually occurred, and from changes in the actuarial assumptions used. For the plans, the Bank applies the “corridor approach” criterion, whereby it recognizes in the Consolidated Statements of Income, the amount resulting from dividing by five the higher of the net value of the accumulated actuarial gains and/or losses not recognized at the beginning of each period and exceeding 10% of the present value of the obligations or 10% of the fair value of the assets at the beginning of the period.

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

“Past services cost” — which arises from changes made to existing post-employment benefits or from the introduction of new benefits — is recognized in the Consolidated Statement of Income on a straight line basis over the period beginning on the date on which the new commitments arose to the date on which the employee has an irrevocable right to receive the new benefits.

Post-employment benefits are recognized in the Consolidated Statements of Income as follows:

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

-	The expected return on the plan’s assets and the gains and losses on their value, less any cost arising from their management and the taxes to which they are subject.

-

The actuarial gains and losses calculated using the corridor approach and the unrecognized past services cost, generally amendments made for benefits to be received for past services, are recorded under “Personnel salaries and expense” in the Consolidated Statements of Income.

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

iii.  Share-based compensation:

The allocation of equity instruments to executives of the Bank and its subsidiaries as a form of compensation for their services, when those instruments are provided at the end of a specific period of employment, is recorded as an expense in the Consolidated Statements of Income under the “Personnel salaries and expenses” item, as the relevant executives provide their services over the course of the period.

These benefits do not generate diluting effects, since they are based on shares of Banco Santander S.A. (the parent company of Banco Santander Chile, headquartered in Spain).

z)          Reclassification of items.

Banco Santander Chile has reclassified some items in the Consolidated Financial Statements to provide relevant, reliable, comparable and understandable information.

These reclassifications have no significant impact on the Consolidated Financial Statements.

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

aa)  Application of new and revised International Financial Reporting Standards

i.           New and revised IFRS standards effective in current year

The following accounting pronouncements have been issued by SBIF and the IASB, which have been fully incorporated by the Bank and are detailed as follows:

Amendments to IAS 12: Deferred Tax – recovery of Underlying Assets - The amendments to IAS 12 provide an exemption to the general principle set out in IAS 12 Income Taxes that the measurements of deferred tax should reflect the manner in which an entity expects to recover the carrying amount of an asset. Specifically, the amendments establish a rebuttable presumption that the carrying amount of an investment property measured using the fair value model in IAS 40 Investment Property will be recovered entirely through sale. The amendments were issued in response to concerns that application of IAS 12’s general approach can be difficult or subjective for investment property measured at fair value because it may be that the entity intends to hold the asset for an indefinite or indeterminate period of time, during which it anticipates both rental income and capital appreciation.

Under the amendments, unless the presumption is rebutted, the measurement of the deferred tax liability or deferred tax asset is required to reflect the tax consequences of recovering the carrying amount of the investment property entirely through sale. The ‘sale’ presumption is rebutted if the investment property is depreciable and the investment property is held within a business model whose objective is to consume substantially all of the economic benefits embodied in the investment property over time, rather than through sale.

Following the application of the amendments, entities holding investment property accounted for using the fair value model in accordance with IAS 40 in jurisdictions where tax is not imposed on sale of the investment property will no longer recognize deferred tax on any temporary differences arising from fair value gains or losses (unless the presumption is rebutted). This is because there would be no tax consequences expected to arise from recovering the carrying amount entirely through sale, regardless of whether the entity intends to use the property to generate rental income for a period of time prior to sale. These modifications will be mandatorily applied for annual periods beginning on or after January 1, 2012. Early adoption is allowed. These amendments did not have any impact on our consolidated financial statements.

ii.          New and revised IFRS issued but not yet effective

IFRS 9, Financial Instruments (as revised in 2010) – IFRS 9 (as originally issued in 2009) introduces new requirements for the classification and measurement of financial assets.

Under IFRS 9, all recognized financial assets that are currently within the scope of IAS 39 Financial Instruments: Recognition and Measurement will be subsequently measured at either amortized cost or fair value. A debt instrument that (i) is held within a business model whose objective is to collect the contractual cash flows and (ii) has contractual cash flows that are solely payments of principal and interest on the principal amount outstanding are generally measured at amortized cost. All other debt instruments must be measured at fair value through profit or loss (FVTPL). A fair value option is available (provided that certain specified conditions are met) as an alternative to amortized cost measurement.

All equity investments within the scope of IAS 39 are to be measured in the statement of financial position at fair value, with the gains and losses recognized in profit or loss. If an equity investment is not held for trading, an irrevocable election can be made at initial recognition to measure the investment at fair value through other comprehensive income (FVTOCI), with only dividend income generally recognized in profit or loss.

In 2010, a revised version of IFRS 9 was issued. The revised version of IFRS 9 mainly adds the requirements for the classification and measurement of financial liabilities and derecognition requirements. One major change from IAS 39 relates to the presentation of changes in the fair value of a financial liability (designated as at fair value through profit or loss) attributable to changes in the credit risk of that liability. Specifically, under IFRS 9, for financial liabilities that are designated as FVTPL, the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability is presented in other comprehensive income, unless the presentation of the effects of changes in the liability’s credit risk in other comprehensive income would create or enlarge an accounting mismatch in profit or loss. Changes in the fair value attributable to a financial liability’s credit risk are not subsequently reclassified to profit or loss. Under IAS 39, the entire amount of the change in the fair value of the financial liability designated as FVTPL is presented in profit or loss.

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

In December 2011, the IASB issued Amendments to IFRS 9 and IFRS 7. The amendments defer the mandatory effective date of IFRS 9 from January 1, 2013 to January 1, 2015, with early application permitted. The amendments also modify the transitional requirements from IAS 39 to IFRS 9.

At the date of publication of these financial statements, phases two and three of the financial instruments project, being the impairment of financial assets and hedge accounting phases respectively, are still a work in progress. The IASB is also considering limited improvements to IFRS 9 regarding the classification and measurement of financial instruments.

Early adoption is permitted. Management, pursuant to SBIF, will not adopt this regulation early. Moreover, it will not be applied until the SBIF establishes it as mandatory for all banks.

New and revised IFRS on consolidation, joint arrangements, associates and disclosures

In 2011, the IASB issued a package of five standards on consolidation, joint arrangements, associates and disclosures, including IFRS 10, IFRS 11, IFRS 12, IAS 27 (as revised in 2011) and IAS 28 (as revised in 2011).

Each of the five standards is effective for annual periods beginning on or after January 1, 2013, with early application permitted. In general, if an entity wishes early application, it should apply all of the five standards early at the same time.

IFRS 10 Consolidated Financial Statements

IFRS 10 replaces the part of IAS 27 Consolidated and Separate Financial Statements that deals with consolidated financial statements and SIC-12 Consolidation – Special Purpose Entities.

Headline changes brought about by IFRS 10 are as follows:

•

Under IFRS 10, there is only one basis for consolidation for all entities, and that basis is control. This change removes the perceived inconsistency between the previous version of IAS 27 and SIC-12 – the former used control concept whilst the latter placed greater emphasis on risk and rewards.

•

A more robust definition of control has been developed in IFRS 10 in order to address unintentional weaknesses of the definition of control set out in the previous version of IAS 27. The definition of control in IFRS 10 includes three elements: (a) power over an investee, (b) exposure, or rights, to variable returns from its involvement with the investee; and (c) ability to use its power over the investee to affect the amount of the investor’s returns.

-

IFRS 10 requires an investor to focus on activities that significantly affect the returns of an investee (‘relevant activities’) in assessing whether it has control over the investee (not merely financial and operating policies as set out in the previous version of IAS 27).

-	IFRS 10 replaces the term ‘benefits’ with the term ‘returns’ so as to clarify that an investor’s returns could potentially be positive, negative or both.

-	IFRS 10 makes it clear that there must be a linkage between ‘power’ and ‘returns from the investee’.

-

IFRS 10 requires that, in assessing control, only substantive rights (i.e. rights that their holder has the practical ability to exercise) are considered. For a right to be substantive, the right needs to be currently exercisable at the time when decisions about the relevant activities need to be made.

•	IFRS 10 adds application guidance to assist in assessing whether an investor controls an investee in complex scenarios, including:

-	Application guidance on when an investor that has less than 50 percent of the voting rights of an investee has control over the investee (commonly referred to as ‘de facto control’).

-

Application guidance on whether a decision maker is acting as a principal or an agent for another party. A decision maker that has decision-making authority over the relevant activities of an investee does not have control over the investee when it is merely an agent.

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

-

Application guidance on when a particular set of assets and liabilities of an investee (i.e. a portion of an investee) can be deemed as a separate entity for the purposes of determining whether that portion is a subsidiary of the investor. IFRS 10 states that a portion of an investee is treated as a separate entity for consolidation purposes when that portion is economically ‘ring-fenced’ from the rest of the investee.

IFRS 10 does not contain ‘bright lines’ as to when an investor should or should not consolidate an investee.

Overall, the application of IFRS 10 requires significant judgment on a number of aspects.

IFRS 10 requires investors to reassess whether or not they have control over their investees on transition to IFRS 10. In general, IFRS 10 requires retrospective application, with certain limited transitional provisions.

Regarding the requirements for the preparation of consolidated financial statements, most of the requirements have been moved unchanged from the previous version of IAS 27 to IFRS 10.

Management has evaluated the possible impact and believes these new standard will have no significant impact on the Bank’s Consolidated Financial Statements.

IFRS 11 Joint Arrangements

IFRS 11 replaces IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities—Non-Monetary Contributions by Venturers.

IFRS 11 deals with how a joint arrangement should be classified where two or more parties have joint control. There are two types of joint arrangements under IFRS 11: joint operations and joint ventures. These two types of joint arrangements are distinguished by parties’ rights and obligations under the arrangements.

Type of joint arrangement	Features	Accounting under IFRS 11
Joint venture	Joint venturers have rights to the net assets of the arrangement.	Equity method of accounting – proportionate consolidation is not allowed.
Joint operation	Joint operators have rights to the assets and obligations for the liabilities of the arrangement.	Each joint operator recognizes its share of the assets, liabilities, revenues and expenses.

Under IFRS 11, the existence of a separate vehicle is no longer a sufficient condition for a joint arrangement to be classified as a joint venture whereas, under IAS 31, the establishment of a separate legal vehicle is the key factor in determining the existence of a jointly controlled entity.

Therefore, upon application of IFRS 11, the following change may occur:

IAS 31	IFRS 11

Jointly controlled entity accounted for using equity method	Joint operation

Jointly controlled entity accounted for using proportionate consolidation	Joint venture (must be accounted for using the equity method of accounting)

IFRS 11 requires retrospective application with specific transitional provisions.

Management has evaluated the possible impact and believes these new standard will have no significant impact on the Bank’s Consolidated Financial Statements.

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

IFRS 12 Disclosure of Interests in Other Entities

IFRS 12 is a disclosure standard and is applicable to entities that have interests in subsidiaries, joint arrangements, associates or unconsolidated structured entities.

IFRS 12 establishes disclosure objectives and specifies minimum disclosures that entities must provide to meet those objectives. The objective of IFRS 12 is that an entity should disclose information that helps users of financial statements evaluate the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial statements.

The disclosure requirements set out in IFRS 12 are more extensive than those in the current standards.

Management has evaluated the possible impact and believes these new standard will have no significant impact on the Bank’s Consolidated Financial Statements.

Amendments to IFRS 10, IFRS 11 and IFRS 12 Consolidated Financial Statements, Joint Arrangements and Disclosure of Interests in Other Entities: Transition Guidance

The amendments clarify certain transitional guidance on the application of IFRS 10, IFRS 11 and IFRS 12 for the first time. The major clarifications are as follows:

•	The amendments explain that the ‘date of initial application’ of IFRS 10 means the beginning of the annual period in which IFRS 10 is applied for the first time.

•

The amendments clarify how a reporting entity should adjust comparative period(s) retrospectively if the consolidation conclusion reached at the date of initial application under IFRS 10 is different from that under IAS 27/SIC-12.

•

When the control over an investee was lost during the comparative period (e.g. as a result of a disposal), the amendments confirm there is no need to adjust the comparative figures retrospectively (even though a different consolidation conclusion might have been reached under IAS 27/SIC-12 and IFRS 10).

•

When a reporting entity concludes, on the basis of the requirements of IFRS 10, that it should consolidate an investee that was not previously consolidated, IFRS 10 requires the entity to apply acquisition accounting in accordance with IFRS 3 Business Combinations to measure assets, liabilities and non-controlling interests of the investee at the date when the entity obtained control of the investee (based on the requirements of IFRS 19). The amendments clarify which version of IFRS 3 should be used in different scenarios.

•

The amendments provide additional transitional relief by limiting the requirement to present adjusted comparative information to the period immediately before the date of initial application. They also eliminate the requirements to present comparative information for disclosures related to unconsolidated structured entities for any period before the first annual period in which IFRS 12 is applied.

•	The effective date of the amendments is the same as the effective date of IFRS 10, IFRS 11 and IFRS 12 (January 1, 2013).

Management has evaluated the possible impact and believes these amendments will have no significant impact on the Bank’s Consolidated Financial Statements.

IAS 27 (2011), Separate Financial Statements - IAS 27 Consolidated and Separate Financial Statements was modified by IFRS 10 but keeps the current guidelines for separate financial statements. Management has evaluated the possible impact and believes these amendments will have no significant impact on the Bank’s Consolidated Financial Statements.

IAS 28 (2011), Investments in Associates and Joint Ventures – IAS 28 Investments in Associates was modified to comply with changes related to the issuance of IFRS 10 and IFRS 11. Management has evaluated the possible impact and believes these amendments will have no significant impact on the Bank’s Consolidated Financial Statements.

IFRS 13, Fair Value Measurement – IFRS 13 establishes a single source of guidance for fair value measurements and disclosures about fair value measurements. IFRS 13 does not change the requirements regarding which items should be measured or disclosed at fair value.

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

IFRS 13 defines fair value, establishes a framework for measuring fair value, and requires disclosures about fair value measurements. The scope of IFRS 13 is broad; it applies to both financial instrument items and non-financial instrument items for which other IFRSs require or permit fair value measurements and disclosures about fair value measurements, except in specified circumstances. In general, the disclosure requirements in IFRS 13 are more extensive than those required by the current standards. For example, quantitative and qualitative disclosures based on the three-level fair value hierarchy currently required for financial instruments only under IFRS 7 Financial Instruments: Disclosures will be extended by IFRS 13 to cover all assets and liabilities within its scope.

IFRS 13 is effective for annual periods beginning on or after January 1, 2013 with earlier application permitted. IFRS 13 should be applied prospectively as of the beginning of the annual period in which it is initially applied. The disclosure requirements of IFRS 13 need not be applied in comparative information provided for periods before initial application of the Standard. Management is currently evaluating the potential impact this amendment will have on the Bank’s financial statements.

Amendment to IAS 1, Presentation of Items of Other Comprehensive Income – The amendments to IAS 1 introduce new terminology for the statement of comprehensive income and income statement. Under the amendments to IAS 1, the statement of comprehensive income is renamed as a statement of profit or loss and other comprehensive income and the income statement is renamed as a statement of profit or loss. The amendments to IAS 1 retain the option to present profit or loss and other comprehensive income in either a single statement or in two separate but consecutive statements. However, the amendments to IAS 1 require additional disclosures to be made in the other comprehensive income section such that items of other comprehensive income are grouped into two categories: (a) items that will not be reclassified subsequently to profit or loss; and (b) items that may be reclassified subsequently to profit or loss when specific conditions are met. Income tax on items of other comprehensive income is required to be allocated on the same basis—the amendments do not change the option to present items of other comprehensive income either before tax or net of tax. Management has evaluated this amendment and concluded it will not have a significant impact in Bank’s financial statements.

Amendment to IAS 19, Employee Benefits – The amendments to IAS 19 change the accounting for defined benefit plans and termination benefits. The most significant change relates to the accounting for changes in defined benefit obligations and plan assets. The amendments require the recognition of changes in defined benefit obligations and in fair value of plan assets when they occur, and hence eliminate the ‘corridor approach’ permitted under the previous version of IAS 19 and accelerate the recognition of past service costs. The amendments require all actuarial gains and losses to be recognized immediately through other comprehensive income in order for the net pension asset or liability recognized in the consolidated statement of financial position to reflect the full value of the plan deficit or surplus.

Another significant change to IAS 19 relates to the presentation of changes in defined benefit obligations and plan assets with changes being split into three components:

•	Service cost – recognized in profit or loss and includes current and past service cost as well as gains or losses on settlements.

•

Net interest – recognized in profit or loss and calculated by applying the discount rate at the beginning of the reporting period to the net defined benefit liability or asset at the beginning of each reporting period.

•

Remeasurement – recognized in other comprehensive income and comprises actuarial gains and losses on the defined benefit obligation, the excess of the actual return on plan assets over the change in plan assets due to the passage of time and the changes, if any, due to the impact of the asset ceiling.

As a result, the profit or loss will no longer include an expected return on plan assets; instead, imputed finance income is calculated on the plan assets and is recognized as part of the net interest cost in profit or loss. Any actual return above or below the imputed finance income on plan assets is recognized as part of remeasurement in other comprehensive income.

The amendments to IAS 19 are effective for annual periods beginning on or after January 1, 2013 and require retrospective application with certain exceptions. Management has evaluated this amendment and concluded it will not have a significant impact in Bank’s financial statements.

Amendment to IAS 32 and IFRS 7, Offsetting Financial Assets and Financial Liabilities and the related disclosures – The amendments to IAS 32 clarify existing application issues relating to the offsetting requirements. Specifically, the amendments clarify the meaning of ‘currently has a legally enforceable right of set-off’ and ‘simultaneous realization and settlement’. The amendments to IAS 32 are effective for annual periods beginning on or after January 1, 2014, with retrospective application required.

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

Management believes this new regulation will be adopted in the Bank’s Consolidated Financial Statements for the period beginning on January 1, 2014. Management is currently evaluating the possible impact this might have.

The amendments to IFRS 7 require entities to disclose information about rights of offset and related arrangements (such as collateral posting requirements) for financial instruments under an enforceable master netting agreement or similar arrangement. The amendments to IFRS 7 are required for annual periods beginning on or after January 1, 2013 and interim periods within those annual periods. The disclosures should be provided retrospectively for all comparative periods. This new regulation will be adopted in the Bank’s Consolidated Financial Statements for the period beginning on January 1, 2013. Management has evaluated this amendment and concluded it will not have a significant impact.

IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine – IFRIC 20 applies to waste removal costs that are incurred in surface mining activity during the production phase of the mine (‘production stripping costs’). Under the interpretation, the costs from this waste removal activity (‘stripping’) which provide improved access to ore is recognized as a non-current asset (‘stripping activity asset’) when certain criteria are met, whereas the costs of normal ongoing operational stripping activities are accounted for in accordance with IAS 2 Inventories. The stripping activity asset is accounted for as an addition to, or as an enhancement of, an existing asset, and classified as tangible or intangible according to the nature of the existing asset of which it forms a part.

The interpretation is effective for annual periods beginning on or after January 1, 2013. An entity should apply this interpretation to production stripping costs incurred on or after the beginning of the earliest period presented, with certain transitional provisions. This new interpretation will have no impact on our financial statements since our business activities do not consider the mining of natural resources.

NOTE 02

ACCOUNTING CHANGES

As of December 31, 2012, there are no accounting changes from previous year to be disclosed.

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 03

SIGNIFICANT EVENTS

As of December 31, 2012, the following significant events have occurred and had an impact on the Bank’s operations or the Consolidated Financial Statements:

a)    The Board

A Shareholders’ Meeting of Banco Santander Chile was held on April 24, 2012, chaired by Mr. Mauricio Larraín Garcés (Chairman), and attended by Jesús María Zabalza Lotina (First Vice President), Oscar von Chrismar Carvajal (Second Vice President), Víctor Arbulú Crousillat, Lisandro Serrano Spoerer, Marco Colodro Hadjes, Vittorio Corbo Lioi, Carlos Olivos Marchant, Roberto Méndez Torres, Lucía Santa Cruz Sutil, Roberto Zahler Mayanz, and Raimundo Monge Zegers (Alternate Director). Also, the CEO Claudio Melandri Hinojosa and CAO Felipe Contreras Fajardo attended the meeting.

In Extraordinary Board Session No. 103 held on May 24, 2012, Mr. Juan Manuel Hoyos Martínez de Irujo resigned from his position as Alternate Director.

In the Extraordinary Board Session No. 436 held on August 28, 2012, Mr. Juan Pedro Santa María Pérez resigned from his position as Alternate Director.

Use of income and distribution of dividends

According to the information presented in the shareholders’ meeting, 2011 net income (designated in the financial statements as “Income attributable to equity holders of the Bank”) amounted to Ch$ 435,084 million. The Board approved the distribution of 60% of such net income which divided by the amount of shares issued corresponds to a Ch$ $1.385 dividend per share, which was payable starting on April 25, 2012. In addition, the Board approved that 40% of the remaining profit be destined to increase the Bank’s reserves.

b)  Issuance of bonds during 2012

In 2012, the Bank issued senior bonds in the amounts of USD 1,085,990,000; UF 4,000,000; Ch$ 25,000,000,000 and CNY 500,000,000. The detail for 2012 is included in Note 20.

b.1) 2012 Senior Bonds

Series	Amount		Term	Issue rate	Issuance date	Maturity date

Senior bonds	USD	250,000,000	2 years	Libor (3 months) + 200 bp	02-14-2012	02-14-2014
Zero-coupon bond	USD	85,990,000	1 year	Libor (3 months) + 100 bp	08-29-2012	08-30-2013
Senior bonds	USD	750,000,000	10 years	3.875% per annum simple	09-20-2012	09-20-2022

Total	USD	1,085,990,000

E6	UF	4,000,000	10 years	3.5% per annum simple	04-01-2012	04-01-2022

Total	UF	4,000,000

E7	Ch$	25,000,000,000	5 years	6.75% per annum simple	03-01-2012	03-01-2017

Total	Ch$	25,000,000,000

CNY Bond	CNY	500,000,000	2 years	3.75% per annum simple	11-26-2012	11-26-2014

Total	CNY	500,000,000

b.2)  2012 Subordinated bonds

In 2012, the Bank has not issued subordinated bonds.

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 03

SIGNIFICANT EVENTS, continued:

c) Building sales

During the third quarter of 2012, the Bank sold 17 offices, recording a MCh$ 8,564 gain. See the details of these transactions in Note 36.

d) Sales and purchases of Shares

Purchases:

In August 2012, Banco Santander Chile acquired 144 shares from Sociedad Operadora de la Cámara de Compensación de pagos de Alto Valor S.A. See the details of this transaction in Note 13.

Sales:

In July 2012, Banco Santander Chile sold 3,628,154 shares from the support corporation Transbank S.A. See the details of this transaction in Note 13.

e) Assignment of loans previously charged off

In 2012, Banco Santander Chile signed assignment agreements of loans previously charged off with “Fondo de Inversiones Cantábrico.” As of December 31, 2012, the Bank has made portfolio sales to this institution for MCh$ 2,608. See the details of these transactions in Note 11.

f) Sales of current mortgage loans

In 2012, Banco Santander Chile signed assignment agreements of mortgage loans with “Metlife Chile Seguros de Vida S.A.” As of December 31, 2012, the Bank has made portfolio sales to this institution for MCh$ 18,587. See the details of these transactions in Note 11.

g) Sales of current commercial loans

In 2012, Banco Santander Chile signed assignment agreements of current loans. As of December 31, 2012, the Bank has made portfolio sales to this institution for MCh$ 7,655. See the details of these transactions in Note 11.

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 04

BUSINESS SEGMENTS

The Bank manages and measures the performance of its operations by business segment. The information disclosed in this note is not necessarily comparable to that of other financial institutions, since it is based on Management’s internal information system.

Inter-segment transactions are conducted under normal arm’s length commercial terms and conditions. Each segment’s assets, liabilities, and income include items directly attributable to the segment to which they can be allocated on a reasonable basis.

The Bank has the following six business segments:

Individuals

a.  Santander Banefe

Serves individuals with monthly incomes from Ch$ 150,000 to Ch$ 400,000, who receive services through Santander Banefe. This segment gives customers a variety of services, including consumer loans, credit cards, auto loans, mortgage loans, debit cards, savings products, mutual funds, and insurance.

b. Commercial banking

Serves individuals with monthly incomes below Ch$ 400,000. This segment gives customers a variety of services, including consumer loans, credit cards, auto loans, mortgage loans, debit cards, savings products, mutual funds, and insurance.

Small and mid-sized companies (SMEs)

Serves small companies with annual sales below Ch$ 1,200 million. This segment gives customers a variety of products, including commercial loans, government-guaranteed loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, savings products, mutual funds, and insurance.

Institutional

Serves institutions such as universities, government entities, local and regional governments. This segment provides a wide variety of products, including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, savings products, mutual funds, and insurance.

Companies

The Companies segment is composed of Commercial Banking and Company Banking, with sub-segments of medium-sized companies (Companies), real estate companies (Real estate) and large corporations are found:

a.	Companies

Serves companies with annual sales exceeding Ch$ 1,200 million and up to Ch$ 10,000 million. This segment provides a wide variety of products, including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, savings products, mutual funds, and insurance.

b.	Real estate

This segment includes all the companies engaged in the real estate industry who carry out projects to sell properties to third parties and all builders with annual sales exceeding Ch$ 800 million with no ceiling. These clients are offered not only the traditional banking services but also specialized services to finance projects, chiefly residential projects, with the aim of expanding sales of mortgage loans.

c.	Large corporations

Serves companies with annual sales exceeding Ch$ 10,000 million. This segment provides a wide variety of products, including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, savings products, mutual funds, and insurance.

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 04

BUSINESS SEGMENTS, continued

Global Banking and Markets

The Global Banking and Markets segment is comprised of:

a.	Corporate

Foreign multinational corporations or Chilean corporations with sales over Ch$10,000 million. This segment provides a wide variety of products, including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, savings products, mutual funds, and insurance.

b.	Treasury

The Treasury Division provides sophisticated financial products, mainly to companies in the Wholesale Banking area and the Companies segment. These include products such as short-term financing and fund raising, brokerage services, derivatives, securitization, and other tailor-made products. The Treasury division also manages our trading positions.

Corporate Activities (“Other”)

This segment includes Financial Management, which perform global foreign exchange structural position functions, involving the parent company’s structural interest risk and liquidity risk. The latter, through bonds issuances. This segment also manages the Bank’s personal funds, capital allocation by unit, and the financing of investments made. The foregoing usually results in a negative contribution to income.

In addition, this segment encompasses all the intra-segment income and all the activities not assigned to a given segment or product with customers.

The segments’ accounting policies are the same as those described in the summary of accounting policies. The Bank earns most of its income in the form of interest income, fee and commission income and income from financial operations. To evaluate a segment’s financial performance, the Chief Operating Decision Maker (CODM) bases his assessment on the segment’s interest income, fee and commission income, and expenses.

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 04

BUSINESS SEGMENTS, continued

Below are the tables showing the Bank’s results by business segment, for the periods ending as of December 31, 2012 and 2011 in addition to the corresponding balances of loans and accounts receivable from customers as of December 31, 2012 and 2011:

	As of December 31, 2012
	Loans and accounts receivable from customers (1)	Net interest income	Net fee and commission income	ROF (2)	Provisions	Support expenses (3)	Segment’s net contribution

	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Segments
Individuals	9,723,801	620,970	174,283	7,790	(311,265)	(349,513)	142,265
Santander Banefe	799,412	123,168	33,853	102	(81,472)	(66,386)	9,265
Commercial Banking	8,924,389	497,802	140,430	7,688	(229,793)	(283,127)	133,000
Small and mid-sized companies (SMEs)	2,836,695	234,012	39,024	4,903	(72,719)	(76,864)	128,356
Institutional	356,465	28,466	2,466	615	(346)	(12,686)	18,515

Companies	4,072,191	148,433	25,836	11,062	(24,608)	(47,756)	112,967
Companies	1,632,276	70,962	13,863	5,118	(21,598)	(24,521)	43,824
Large Corporations	1,668,828	56,045	8,679	5,623	(3,705)	(17,989)	48,653
Real estate	771,087	21,426	3,294	321	695	(5,246)	20,490
Commercial Banking	16,989,152	1,031,881	241,609	24,370	(408,938)	(486,819)	402,103

Global Banking and Markets	1,858,116	57,591	26,315	66,804	5,334	(35,209)	120,835
Corporate	1,851,127	65,838	29,336	815	5,334	(13,909)	87,414
Treasury	6,989	(8,247)	(3,021)	65,989	-	(21,300)	33,421
Other	119,384	(46,738)	2,648	(8,875)	(88)	(18,108)	(71,161)

Total	18,966,652	1,042,734	270,572	82,299	(403,692)	(540,136)	451,777

Other operating income							13,105
Other operating expenses							(59,637)
Income from investments in other companies							267
Income tax							(44,394)

Net income for the year							361,118

(1)	Corresponds to Loans and accounts receivable from customers plus the interbank loans balance, without deducting their allowance for loan losses.
(2)	Corresponds to the sum of net income from financial operations and foreign exchange gain.
(3)	Corresponds to the sum of personnel salaries and expenses, administrative expenses, depreciation, amortization, and impairment.

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 04

BUSINESS SEGMENTS, continued

	As of December 31, 2011
	Loans and accounts receivables from customers (1)	Net interest income	Net fee and commission income	ROF (2)	Provisions	Support expenses (3)	Segment’s net contribution

	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Segments
Individuals	9,289,345	570,293	187,176	9,095	(248,137)	(322,273)	196,154
Santander Banefe	804,852	117,154	37,206	275	(62,252)	(70,719)	21,664
Commercial Banking	8,484,493	453,139	149,970	8,820	(185,885)	(251,554)	174,490
Small and mid-sized companies (SMEs)	2,560,736	207,008	38,274	9,577	(65,028)	(74,962)	114,869
Institutional	355,199	26,856	1,831	859	503	(11,329)	18,720

Companies	3,650,709	140,818	24,310	13,427	(11,592)	(40,680)	126,283
Companies	1,583,895	65,499	12,785	7,134	(10,080)	(22,698)	52,640
Large Corporations	1,470,447	56,467	8,594	5,669	(1,212)	(13,496)	56,022
Real estate	596,367	18,852	2,931	624	(300)	(4,486)	17,621
Commercial Banking	15,855,989	944,975	251,591	32,958	(324,254)	(449,244)	456,026

Global Banking and Markets	1,494,752	48,942	31,908	68,530	7,614	(35,302)	121,692
Corporate	1,479,838	64,845	30,745	1,368	7,614	(13,790)	90,782
Treasury	14,914	(15,903)	1,163	67,162	-	(21,512)	30,910
Other	84,041	(21,617)	(5,663)	(7,291)	503	(16,474)	(50,542)

Total	17,434,782	972,300	277,836	94,197	(316,137)	(501,020)	527,176

Other operating income							18,749
Other operating expenses							(64,208)
Income from investments in other companies							2,140
Income tax							(77,193)

Net income for the year							406,664

(1)	Corresponds to loans and accounts receivable from customers plus interbank loans balance, without deducting their allowance for loan losses.
(2)	Corresponds to the sum of net income from financial operations and foreign exchange gain.
(3)	Corresponds to the sum of personnel salaries and expenses, administrative expenses, depreciation, amortization, and impairment.

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 04

BUSINESS SEGMENTS, continued

	As of December 31, 2010
	Loans and accounts receivables from customers (1)	Net interest income	Net fee and commission income	ROF (2)	Provisions	Support expenses (3)	Segment’s net contribution

	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Segments
Individuals	8,378,969	533,500	191,841	5,027	(114,562)	(291,208)	324,598
Santander Banefe	714,899	106,942	32,133	15	(27,919)	(66,272)	44,899
Commercial Banking	7,664,070	426,558	159,708	5,012	(86,643)	(224,936)	279,699
Small and mid-sized companies (PYMEs)	2,373,360	192,825	34,460	7,168	(75,742)	(67,059)	91,652
Institutional	332,150	19,675	2,452	1,974	(1,229)	(10,108)	12,764

Companies	3,286,920	126,936	20,215	15,047	(45,769)	(32,623)	83,806
Companies	1,353,400	57,077	11,298	7,150	(18,922)	(15,796)	40,807
Large Corporations	1,410,578	52,678	6,121	7,129	(27,983)	(12,784)	25,161
Real estate	522,942	17,181	2,796	768	1,136	(4,043)	17,838
Commercial Banking	14,371,399	872,936	248,968	29,216	(237,302)	(400,998)	512,820

Global Banking and Markets	1,293,221	60,164	23,173	56,364	(15,495)	(30,788)	93,418
Corporate	1,293,221	69,786	24,452	1,445	(15,495)	(11,592)	68,596
Treasury	-	(9,622)	(1,279)	54,919	-	(19,196)	24,822
Other	62,662	6,619	(8,559)	10,408	(1,118)	(20,150)	(12,800)

Total	15,727,282	939,719	263,582	95,988	(253,915)	(451,936)	593,438

Other operating income							43,608
Other operating expenses							(45,402)
Income from investments in other companies							1,171
Income tax							(85,343)

Net income for the year							507,472

(1)	Corresponds to loans and accounts receivable from customers plus interbank loans balance, without deducting their allowance for loan losses.
(2)	Corresponds to the sum of net income from financial operations and foreign exchange gain.
(3)	Corresponds to the sum of personnel salaries and expenses, administrative expenses, depreciation, amortization, and impairment.

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 05

CASH AND CASH EQUIVALENTS

a)	The detail of balances included under cash and cash equivalents is as follows:

	As of December 31,
	2012 MCh$	2011 MCh$

Cash and deposits in banks
Cash	435,687	369,585
Deposits in the Central Bank of Chile	520,031	2,142,550
Deposits in domestic banks	4,057	465
Deposits in foreign banks	290,639	281,101

Subtotals – Cash and deposits in banks	1,250,414	2,793,701

Cash items in process of collection, net	235,314	186,968

Cash and cash equivalents	1,485,728	2,980,669

The level of funds in cash and at the Central Bank of Chile, which is included in the “Deposits in the Central Bank of Chile” line, reflects regulations governing the reserves that the Bank must maintain on average on a monthly basis.

b)	Cash items in process of collection and in process of being cleared:

Cash items in process of collection and in process of being cleared are transactions in which only settlement remains pending, which will increase assets or decrease liabilities funds in the Central Bank of Chile or in foreign banks, normally within the next 24 to 48 business hours from the end of each period. These transactions are presented according to the following detail:

	As of December 31,
	2012 MCh$	2011 MCh$

Assets
Documents held by other banks (documents to be exchanged)	238,714	188,907
Funds receivable	281,553	87,547

Subtotals	520,267	276,454

Liabilities
Funds payable	284,953	89,486

Subtotals	284,953	89,486

Cash in process of collection, net	235,314	186,968

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 06

TRADING INVESTMENTS

The detail of the instruments deemed as financial trading investments is as follows:

	As of December 31,
	2012 MCh$	2011 MCh$

Chilean Central Bank and Government securities:
Chilean Central Bank Bonds	267,008	311,503
Chilean Central Bank Notes	3,397	60,233
Other Chilean Central Bank and Government securities	48,160	15,789

Subtotals	318,565	387,525

Other Chilean securities:
Time deposits in Chilean financial institutions	3,531	-
Mortgage finance bonds of Chilean financial institutions	-	-
Chilean financial institution bonds	-	-
Chilean corporate bonds	-	-
Other Chilean securities	-	-

Subtotals	3,531	-

Foreign financial securities:
Foreign Central Banks and Government securities	-	-
Other foreign financial instruments	-	-

Subtotals	-	-

Investments in mutual funds:
Funds managed by related entities	16,191	22,238
Funds managed by others	-	-

Subtotals	16,191	22,238

Total	338,287	409,763

As of December 31, 2012 in the “Chilean Central Bank and Government securities” item there are no securities sold with repurchase agreement to clients and financial institutions (MCh$ 27,017 as of December 31, 2011).

As of December 31, 2012 and 2011 under “Other Chilean securities” there are no securities sold with repurchase agreement to clients and financial institutions.

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 07

INVESTMENTS UNDER RESALE AGREEMENTS AND OBLIGATIONS UNDER REPURCHASE AGREEMENTS

a)	Rights arising from purchase agreements

The Bank purchases financial instruments agreeing to resell them at a future date. As of December 31, 2012 and 2011, rights associated with instruments acquired with resale agreements are as follows:

As of December 31,
	2012				2011

	From 1 day and less than 3 months MCh$	More than 3 months and less than 1 year MCh$	More than 1 year MCh$	Total MCh$	From 1 day and less than 3 months MCh$	More than 3 months and less than 1 year MCh$	More than 1 year MCh$	Total MCh$

Chilean Government and Central Bank securities
Chilean Central Bank Bonds	6,993	-	-	6,993	12,928	-	-	12,928
Chilean Central Bank Notes	-	-	-	-	-	-	-	-
Other Chilean Central Bank and Government securities Chilean Central Bank Bonds	-	-	-	-	-	-	-	-

Subtotals	6,993	-	-	6,993	12,928	-	-	12,928

Instruments from other domestic institutions:

Time deposits in Chilean financial institutions	-	-	-	-	-	-	-	-
Mortgage finance bonds of Chilean financial institutions	-	-	-	-	-	-	-	-
Chilean financial institution bonds	-	-	-	-	-	-	-	-
Chilean corporate bonds	-	-	-	-	-	-	-	-
Other Chilean securities	-	-	-	-	-	-	-	-

Subtotals	-	-	-	-	-	-	-	-

Foreign financial securities:

Foreign government or central banks securities	-	-	-	-	-	-	-	-
Other foreign financial instruments	-	-	-	-	-	-	-	-

Subtotals	-	-	-	-	-	-	-	-

Investments in mutual funds:

Funds managed by related entities	-	-	-	-	-	-	-	-
Funds managed by others	-	-	-	-	-	-	-	-

Subtotals	-	-	-	-	-	-	-	-

Total	6,993	-	-	6,993	12,928	-	-	12,928

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 07

INVESTMENTS UNDER RESALE AGREEMENTS AND OBLIGATIONS UNDER REPURCHASE AGREEMENTS, continued:

b)	Obligations under repurchase agreements

The Bank raises funds by selling financial instruments and committing itself to buy them back at future dates, plus interest at a predetermined rate. As of December 31, 2012 and 2011, obligations related to instruments sold under repurchase agreements are as follows:

	As of December 31,
	2012				2011
	From 1 day to less than 3 months MCh$	More than 3 months and less than 1 year MCh$	More than 1 year MCh$	Total MCh$	From 1 day to less than 3 months MCh$	More than 3 months and less than 1 year MCh$	More than 1 year MCh$	Total MCh$

Chilean Government and Central Bank securities
Chilean Central Bank Bonds	155,869	-	-	155,869	27,638	-	-	27,638
Chilean Central Bank Notes	33	-	-	33	270,591	-	-	270,591
Other Chilean Central Bank and Government securities Chilean Central Bank Bonds	-	-	-	-	-	-	-	-

Subtotals	155,902	-	-	155,902	298,229	-	-	298,229

Instruments from other domestic institutions:
Time deposits in Chilean financial institutions	144,935	3,280	-	148,215	243,548	2,584	-	246,132
Mortgage finance bonds of Chilean financial institutions	-	-	-	-	18	2	-	20
Chilean financial institution bonds	-	-	-	-	-	-	-	-
Chilean corporate bonds	-	-	-	-	-	-	-	-
Other Chilean securities	-	-	-	-	-	-	-	-

Subtotals	144,935	3,280	-	148,215	243,566	2,586	-	246,152

Foreign financial securities:
Foreign government or central banks securities	-	-	-	-	-	-	-	-
Other foreign financial instruments	-	-	-	-	-	-	-	-

Subtotals	-	-	-	-	-	-	-	-

Investments in mutual funds:
Funds managed by related entities	-	-	-	-	-	-	-	-
Funds managed by others	-	-	-	-	-	-	-	-

Subtotals	-	-	-	-	-	-	-	-

Total	300,837	3,280	-	304,117	541,795	2,586	-	544,381

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 07

INVESTMENTS UNDER RESALE AGREEMENTS AND OBLIGATIONS UNDER REPURCHASE AGREEMENTS, continued:

c)	The detail by portfolio of collateral associated with repurchase agreements as of December 31, 2012 and 2011, valued at market rate, is as follows:

	As of December 31,
	2012			2011
	Available for sale portfolio MCh$	Trading portfolio MCh$	Total Instruments with agreement MCh$	Available for sale portfolio MCh$	Trading portfolio MCh$	Total Instruments with agreement MCh$

Chilean Central Bank and Government securities:

Chilean Central Bank Bonds	156,307	-	156,307	27,688	-	27,688
Chilean Central Bank Notes	33	-	33	245,635	27,017	272,652
Other Chilean Central Bank and Government securities	-	-	-	-	-	-

Subtotals	156,340	-	156,340	273,323	27,017	300,340

Other Chilean securities:

Time deposits in Chilean financial institutions	148,277	-	148,277	246,205	-	246,205
Mortgage finance bonds of Chilean financial institutions	-	-	-	19	-	19
Chilean financial institution bonds	-	-	-	-	-	-
Chilean corporate bonds	-	-	-	-	-	-
Other Chilean securities	-	-	-	-	-	-

Subtotals	148,277	-	148,277	246,224	-	246,224

Foreign financial securities:

Foreign Central Banks and Government securities	-	-	-	-	-	-
Other foreign financial instruments	-	-	-	-	-	-

Subtotals	-	-	-	-	-	-

Investments in mutual funds:

Funds managed by related entities	-	-	-	-	-	-
Funds managed by others	-	-	-	-	-	-

Subtotals	-	-	-	-	-	-

Total	304,617	-	304,617	519,547	27,017	546,564

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 08

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING

a)	As of December 31, 2012 and 2011, the Bank holds the following portfolio of derivative instruments:

	As of December 31, 2012
	Notional amount				Fair value
	Up to 3 months MCh$	More than 3 months to 1 year MCh$	More than 1 year MCh$	Total MCh$	Assets MCh$	Liabilities MCh$

Fair value hedge derivatives

Currency forwards	-	-	-	-	-	-
Interest rate swaps	95,200	397,092	395,471	887,763	12,647	4,054
Cross currency swaps	25,396	14,975	671,942	712,313	12,716	4,361
Call currency options	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-

Subtotals	120,596	412,067	1,067,413	1,600,076	25,363	8,415

Cash flow hedge derivatives

Currency forwards	13,704	-	-	13,704	-	298
Interest rate swaps	-	-	-	-	-	-
Cross currency swaps	268,693	666,668	689,045	1,624,406	1,851	52,589
Call currency options	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-

Subtotals	282,397	666,668	689,045	1,638,110	1,851	52,887

Trading derivatives

Currency forwards	17,560,012	7,109,216	563,301	25,232,529	159,624	187,304
Interest rate swaps	4,578,678	9,882,478	13,752,690	28,213,846	204,800	230,380
Cross currency swaps	1,126,961	3,215,654	11,639,636	15,982,251	899,174	665,100
Call currency options	413,452	8,032	-	421,484	567	1,485
Call interest rate options	3,917	14,458	12,481	30,856	24	20
Put currency options	402,234	1,928	-	404,162	1,777	516
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	19,415	-	-	19,415	32	54

Subtotals	24,104,669	20,231,766	25,968,108	70,304,543	1,265,998	1,084,859

Total	24,507,662	21,310,501	27,724,566	73,542,729	1,293,212	1,146,161

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 08

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued:

	As of December 31, 2011
	Notional amount				Fair value
	Up to 3 months MCh$	More than 3 months to 1 year MCh$	More than 1 year MCh$	Total MCh$	Assets MCh$	Liabilities MCh$

Fair value hedge derivatives

Currency forwards	-	-	-	-	-	-
Interest rate swaps	-	368,885	444,845	813,730	22,374	35
Cross currency swaps	30,989	-	277,469	308,458	20,498	869
Call currency options	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-

Subtotals	30,989	368,885	722,314	1,122,188	42,872	904

Cash flow hedge derivatives

Currency forwards	-	-	-	-	-	-
Interest rate swaps	-	-	-	-	-	-
Cross currency swaps	284,875	1,234,882	394,050	1,913,807	94,544	713
Call currency options	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-

Subtotals	284,875	1,234,882	394,050	1,913,807	94,544	713

Trading derivatives

Currency forwards	14,305,612	8,473,390	604,935	23,383,937	264,574	217,022
Interest rate swaps	5,527,118	11,459,132	13,716,043	30,702,293	264,084	302,327
Cross currency swaps	1,405,419	2,511,430	10,688,479	14,605,328	934,045	769,203
Call currency options	36,180	23,502	-	59,682	740	560
Call interest rate options	5,855	18,773	29,672	54,300	68	256
Put currency options	14,416	17,503	-	31,919	750	1,017
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	102,084	1,694	-	103,778	219	400

Subtotals	21,396,684	22,505,424	25,039,129	68,941,237	1,464,480	1,290,785

Total	21,712,548	24,109,191	26,155,493	71,977,232	1,601,896	1,292,402

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 08

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

b)	Hedge accounting

Fair value hedge:

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

Below is a detail of the hedged elements and hedge instruments under fair value hedges as of December 31, 2012 and 2011, classified by term to maturity:

	As of December 31, 2012
	Within 1 year	Between 1 and 3	Between 3 and 6	Over 6 years	Total
	MCh$	years MCh$	years MCh$	MCh$	MCh$

Hedged item
Corporate bonds	10,295	-	-	-	10,295
Senior bonds	-	300,769	4,568	582,226	887,563
Subordinated bonds	-	143,655	-	-	143,655
Short-term loans	25,000	-	-	-	25,000
Time deposits	497,368	-	-	27,409	524,777
Mortgage finance bonds	-	-	-	3,995	3,995
Yankee bond	-	-	-	4,791	4,791

Total	532,663	444,424	4,568	618,421	1,600,076

Hedging instrument
Cross currency swap	40,371	300,769	4,568	366,605	712,313
Interest rate swap	39,295	143,655	-	28,731	211,681
Call money swap	452,997	-	-	223,085	676,082

Total	532,663	444,424	4,568	618,421	1,600,076

	As of December 31, 2011
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Hedged item
Corporate bonds	-	11,188	-	-	11,188
Senior bonds	364,245	-	326,129	148,484	838,858
Subordinated bonds	-	158,124	-	-	158,124
Short-term loans	-	25,000	-	-	25,000
Time deposits	35,629	25,050	-	-	60,679
Mortgage finance bonds	-	-	-	28,339	28,339
Yankee bond	-	-	-	-	-

Total	399,874	219,362	326,129	176,823	1,122,188

Hedging instrument
Cross currency swap	30,989	183,174	65,956	28,339	308,458
Interest rate swap	364,245	11,188	260,173	-	635,606
Call money swap	4,640	25,000	-	148,484	178,124

Total	399,874	219,362	326,129	176,823	1,122,188

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 08

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

Cash flow hedges:

The Bank uses cross currency swaps to hedge the risk from variability of cash flows attributable to changes in the interest rates of bonds and interbank loans at a variable rate. To cover the inflation risk in some items, we use both forwards as well as currency swaps. Both the cash flows of the cross currency swaps as well as over forwards equal the cash flows of the hedged items, and modify uncertain cash flows.

Below is the nominal amount of the hedged items as of December 31, 2012 and 2011, and an associated maturity analysis:

	As of December 31, 2012
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Hedged item
Interbank loans	754,673	165,204	-	-	919,877
Bonds	57,102	106,942	-	28,265	192,309
Time deposits and other time liabilities	51,008	-	-	-	51,008
Variable rate bonds	52,780	239,425	93,232	-	385,437
Available for sale investments (deposits)	33,502	11,328	-	-	44,830
Mortgage loans	-	44,649	-	-	44,649

Total	949,065	567,548	93,232	28,265	1,638,110

Hedging instrument
Cross currency swap	935,361	567,548	93,232	28,265	1,624,406
Forward	13,704	-	-	-	13,704

Total	949,065	567,548	93,232	28,265	1,638,110

	As of December 31, 2011
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Hedged item
Interbank loans	1,142,238	147,329	-	-	1,289,567
Bonds	377,519	246,721	-	-	624,240

Total	1,519,757	394,050	-	-	1,913,807

Hedging instrument
Cross currency swap	1,519,757	394,050	-	-	1,913,807

Total	1,519,757	394,050	-	-	1,913,807

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 08

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

Below is an estimate of the periods in which the cash flows are expected to be produced:

b.1) Forecast cash flows of hedged items and its corresponding hedging instruments for interest rate risk:

	As of December 31, 2012
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Hedged item
Inflows	-	-	-	-	-
Outflows	(13,675)	(6,515)	(577)	-	(20,767)

Net flows	(13,675)	(6,515)	(577)	-	(20,767)

Hedging instrument
Inflows	13,675	6,515	577	-	20,767
Outflows	(32,129)	(9,782)	(845)	-	(42,756)

Net flows	(18,454)	(3,267)	(268)	-	(21,989)

	As of December 31, 2011
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Hedged item
Inflows	-	-	-	-	-
Outflows	(26,147)	(9,791)	-	-	(35,938)

Net flows	(26,147)	(9,791)	-	-	(35,938)

Hedging instrument
Inflows	26,147	9,791	-	-	35,938
Outflows	(44,257)	(13,692)	-	-	(57,949)

Net flows	(18,110)	(3,901)	-	-	(22,011)

b.2) Forecast cash flows of hedged items and its corresponding hedging instruments for inflation risk:

	As of December 31, 2012
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Hedged item
Inflows	24,089	20,802	-	-	44,891
Outflows	(2,938)	(2,658)	(2,301)	(2,991)	(10,888)

Net flows	21,151	18,144	(2,301)	(2,991)	34,003

Hedging instrument
Inflows	2,938	2,658	2,301	2,991	10,888
Outflows	(24,089)	(20,802)	-	-	(44,891)

Net flows	(21,151)	(18,144)	2,301	2,991	(34,003)

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 08

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

As of December 31, 2011, the Bank does not have any cash flow hedge by inflation risk.

c)	The income generated by cash flow hedges whose effect was recorded in the Consolidated Statements of Changes in Equity as of December 31, 2012 and 2011, is shown below:

	As of December 31,
	2012 MCh$	2011 MCh$

Bonds	(1,925)	(1,892)
Interbank loans	2,943	2,286
Time deposits and other time liabilities	(551)	-
Variable rate bonds	4,393	-
Available for sale investments (deposits)	321	-
Mortgage loans	134	-

Net flows	5,315	394

Since the variable flows for both the hedged element and the hedging element mirror each other, the hedges are nearly 100% effective, which means that the fluctuations of value attributable to rate components are almost completely offset. As of December 2012 and 2011, Ch$ 46 million gain and Ch$ 23 million loss respectively, were recognized in profit and loss for the ineffective portions.

During the period, the Bank did not register in its cash flow hedge accounting portfolio forecast transactions.

d)	Below are the reclassification adjustments of cash flow hedges from other comprehensive income to profit and loss during the period:

	As of December 31,
	2012 MCh$	2011 MCh$

Bond hedging derivatives	(863)	(121)
Interbank loans hedging derivatives	1,458	(346)

Cash flow hedge net income	595	(467)

e)	Hedges of net investment hedges in foreign operations:

As of December 31, 2012 and 2011, the Bank does not present foreign net investment hedges in its hedge accounting portfolio.

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 09

INTERBANK LOANS

a)	At the end of the 2012 and 2011 reporting periods, the balances in the “Interbank loans” item are as follows:

As of December 31,
	2012 MCh$	2011 MCh$

Domestic Interbank loans
Loans and advances to banks	-	-
Deposits in the Central Bank of Chile	-	-
Non-transferable Chilean Central Bank Bonds	-	-
Other Central Bank of Chile loans	-	-
Interbank loans - Domestic	27	647
Overdrafts in checking accounts	-	-
Non-transferable domestic bank loans	-	-
Other domestic bank loans	-	-
Provisions and impairment for domestic bank loans	-	-
Foreign Interbank loans
Interbank loans - Foreign	90,546	87,041
Overdrafts in checking accounts	-	-
Non-transferable foreign bank deposits	-	-
Other foreign bank loans	-	-
Provisions and impairment for foreign bank loans	(159)	(11)

Total	90,414	87,677

b)	The amount in each period for provisions and impairment of interbank loans, which are included in the “Provisions for loan losses” item, is shown below:

	As of December 31,
	2012			2011
	Domestic banks MCh$	Foreign banks MCh$	Total MCh$	Domestic banks MCh$	Foreign banks MCh$	Total MCh$

As of January 1	-	11	11	-	54	54
Charge-offs	-	-	-	-	-	-
Provisions established	-	548	548	405	59	464
Provisions released	-	(400)	(400)	(405)	(102)	(507)

Total	-	159	159	-	11	11

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 10

LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS

a)	Loans and accounts receivable from customers

As of December 31, 2012 and 2011, the composition of the loan portfolio is as follows:

	Assets before allowances			Allowances established
As of December 31, 2012	Normal portfolio MCh$	Impaired loans MCh$	Total MCh$	Individual allowances MCh$	Group allowances MCh$	Total MCh$	Loans and accounts receivable from customers, net MCh$

Commercial loans
Commercial loans	6,728,698	587,719	7,316,417	116,151	83,690	199,841	7,116,576
Foreign trade loans	1,231,932	38,491	1,270,423	17,614	921	18,535	1,251,888
Checking accounts debtors	194,750	10,605	205,355	514	2,519	3,033	202,322
Factoring transactions	318,651	3,591	322,242	2.899	784	3,683	318,559
Leasing transactions	1,219,902	57,653	1,277,555	17,439	5,987	23,426	1,254,129
Other loans and accounts receivable	78,966	18,063	97,029	85	2,037	2,122	94,907

Subtotals	9,772,899	716,122	10,489,021	154,702	95,938	250,640	10,238,381

Mortgage loans
Loans with mortgage finance bonds	88,643	3,561	92,204	-	493	493	91,711
Mortgage mutual loans	43,690	2,415	46,105	-	936	936	45,169
Other mortgage mutual loans	4,910,218	223,054	5,133,272	-	34,561	34,561	5,098,711
Leasing transactions			-	-	-	-	-

Subtotals	5,042,551	229,030	5,271,581	-	35,990	35,990	5,235,591

Consumer loans
Installment consumer loans	1,502,346	355,311	1,857,657	-	218,474	218,474	1,639,183
Credit card balances	1,023,776	30,697	1,054,473	-	38,719	38,719	1,015,754
Leasing transactions	3,433	255	3,688	-	160	160	3,528
Other consumer loans	192,937	6,722	199,659	-	5,906	5,906	193,753

Subtotals	2,722,492	392,985	3,115,477	-	263,259	263,259	2,852,218

Total	17,537,942	1,338,137	18,876,079	154,702	395,187	549,889	18,326,190

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 10

LOANS AND ACCOUNTS RECEIVABLES FROM CUSTOMERS, continued

	Assets before allowances			Allowances established
As of December 31, 2011	Normal portfolio	Impaired loans	Total	Individual allowances	Group allowances	Total	Loans and accounts receivable from customers, net
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans
Commercial loans	6,037,507	564,865	6,602,372	79,487	81,802	161,289	6,441,083
Foreign trade loans	988,024	54,000	1,042,024	18,705	1,059	19,764	1,022,260
Checking accounts debtors	121,962	10,421	132,383	287	3,097	3,384	128,999
Factoring transactions	186,147	2,483	188,630	1,039	822	1,861	186,769
Leasing transactions	1,185,930	51,745	1,237,675	13,099	6,167	19,266	1,218,409
Other loans and accounts	66,046	18,455	84,501	70	4,168	4,238	80,263

Subtotals	8,585,616	701,969	9,287,585	112,687	97,115	209,802	9,077,783

Mortgage loans
Loans with mortgage finance bonds	109,790	4,068	113,858	-	707	707	113,151
Mortgage mutual loans	68,844	3,034	71,878	-	1,241	1,241	70,637
Other mortgage mutual loans	4,737,333	192,594	4,929,927	-	33,685	33,685	4,896,242
Leasing transactions	-	-	-	-	-	-	-

Subtotals	4,915,967	199,696	5,115,663	-	35,633	35,633	5,080,030

Consumer loans
Installment consumer loans	1,425,369	383,225	1,808,594	-	193,874	193,874	1,614,720
Credit card balances	889,303	31,549	920,852	-	43,922	43,922	876,930
Leasing transactions	3,551	176	3,727	-	109	109	3,618
Other consumer loans	203,933	6,740	210,673	-	5,117	5,117	205,556

Subtotals	2,522,156	421,690	2,943,846	-	243,022	243,022	2,700,824

Total	16,023,739	1,323,355	17,347,094	112,687	375,770	488,457	16,858,637

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 10

LOANS AND ACCOUNTS RECEIVABLES FROM CUSTOMERS, continued

b)	Portfolio characteristics:

As of December 31, 2012 and 2011, the portfolio before provisions has the following detail by customer’s economic activity:

	Domestic loans (*)		Foreign interbank loans (**)		Total loans		Distribution percentage
	As of December 31		As of December 31		As of December 31		As of December 31
	2012	2011	2012	2011	2012	2011	2012	2011
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	%	%

Commercial loans

Manufacturing	1,014,777	834,011	-	-	1,014,777	834,011	5.35	4.78

Mining	292,217	266,442	-	-	292,217	266,442	1.54	1.53

Electricity, gas, and water	337,269	221,039	-	-	337,269	221,039	1.78	1.27

Agriculture and livestock	770,558	760,527	-	-	770,558	760,527	4.06	4.36

Forest	120,002	89,353	-	-	120,002	89,353	0.63	0.51

Fishing	188,803	144,162	-	-	188,803	144,162	1.00	0.83

Transport	511,407	473,414	-	-	511,407	473,414	2.70	2.72

Communications	179,544	252,528	-	-	179,544	252,528	0.95	1.45

Construction	1,130,194	980,797	-	-	1,130,194	980,797	5.96	5.63

Commerce	2,396,428	1,916,400	90,546	87,041	2,486,974	2,003,441	13.11	11.49

Services	400,716	384,061	-	-	400,716	384,061	2.11	2.20

Other	3,147,133	2,965,498	-	-	3,147,133	2,965,498	16.59	17.00

			-

Subtotals	10,489,048	9,288,232	90,546	87,041	10,579,594	9,375,273	55.78	53.77

Mortgage loans	5,271,581	5,115,663	-	-	5,271,581	5,115,663	27.79	29.35

Consumer loans	3,115,477	2,943,846	-	-	3,115,477	2,943,846	16.43	16.88

Total	18,876,106	17,347,741	90,546	87,041	18,966,652	17,434,782	100.00	100.00

(*)	Includes domestic interbank loans for Ch$ 27 million as of December 31, 2012 (Ch$ 647 million as of December 31, 2011), see Note 09.

(**)	Includes foreign interbank loans for Ch$ 90,546 million as of December 31, 2012 (Ch$ 87,041 million as of December 31, 2011), see Note 09.

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 10

LOANS AND ACCOUNTS RECEIVABLES FROM CUSTOMERS, continued

c)	Impaired Portfolio

i)	As of December 31, 2012 and 2011, the composition of the impaired portfolio is as follows:

	As of December 31,
	2012				2011
	Commercial MCh$	Mortgage MCh$	Consumer MCh$	Total MCh$	Commercial MCh$	Mortgage MCh$	Consumer MCh$	Total MCh$

Individual impaired portfolio	298,868	-	-	298,868	285,930	-	-	285,930
Non-performing loans	320,461	159,802	117,504	597,767	251,881	152,911	106,565	511,357
Other impaired portfolio	96,793	69,228	275,481	441,502	164,158	46,785	315,125	526,068

Total	716,122	229,030	392,985	1,338,137	701,969	199,696	421,690	1,323,355

ii)	The impaired portfolio with or without guarantee as of December 31, 2012 and 2011 is as follows:

	As of December 31,
	2012				2011
	Commercial MCh$	Mortgage MCh$	Consumer MCh$	Total MCh$	Commercial MCh$	Mortgage MCh$	Consumer MCh$	Total MCh$

Secured debt	377,169	208,616	51,549	637,334	376,864	183,657	58,335	618,856
Unsecured debt	338,953	20,414	341,436	700,803	325,105	16,039	363,355	704,499

Total	716,122	229,030	392,985	1,338,137	701,969	199,696	421,690	1,323,355

iii)	The portfolio of non-performing loans as of December 31, 2012 and 2011 is as follows:

	As of December 31,
	2012				2011
	Commercial MCh$	Mortgage MCh$	Consumer MCh$	Total MCh$	Commercial MCh$	Mortgage MCh$	Consumer MCh$	Total MCh$

Secured debt	154,675	143,814	8,293	306,782	116,201	138,234	9,920	264,355
Unsecured debt	165,786	15,988	109,211	290,985	135,680	14,677	96,645	247,002

Total	320,461	159,802	117,504	597,767	251,881	152,911	106,565	511,357

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 10

LOANS AND ACCOUNTS RECEIVABLES FROM CUSTOMERS, continued

d)	Allowances

The changes in the Allowance balances during 2012, 2011 and 2010 are as follows:

Changes in allowance balance during 2012	Commercial loans		Mortgage loans	Consumer loans

	Individual MCh$	Group MCh$	Group MCh$	Group MCh$	Total MCh$

Balances as of January 1, 2012	112,687	97,115	35,633	243,022	488,457

Allowances established (1)	83,742	31,772	10,741	239,607	365,862
Allowances released (2)	(20,716)	(16,624)	(7,449)	(38,471)	(83,260)
Allowances removed due to loans charge-offs (3)	(21,011)	(16,325)	(2,935)	(180,899)	(221,170)

Balances as of December 31, 2012	154,702	95,938	35,990	263,259	549,889

Changes in allowance balance during 2011	Commercial loans		Mortgage loans	Consumer loans

	Individual MCh$	Group MCh$	Group MCh$	Group MCh$	Total MCh$

Balances as of January 1, 2011	96,560	85,942	17,332	225,559	425,393

Allowances established (1)	72,927	72,601	27,406	184,488	357,422
Allowances released (2)	(41,741)	(26,582)	(7,645)	(25,185)	(101,153)
Allowances removed due to loans charge-offs (3)	(15,059)	(34,846)	(1,460)	(141,840)	(193,205)

Balances as of December 31, 2011	112,687	97,115	35,633	243,022	488,457

Changes in allowance balance during 2010	Commercial loans		Mortgage loans	Consumer loans

	Individual MCh$	Group MCh$	Group MCh$	Group MCh$	Total MCh$

Balances as of January 1, 2010	78,297	88,142	16,534	166,512	349,485

Allowances established (1)	37,561	44,627	7,305	131,973	221,466
Allowances released (2)	(10,828)	(8,683)	(952)	(7,135)	(27,598)
Allowances removed due to loan charge-off (3)	(8,470)	(38,144)	(5,555)	(65,791)	(117,960)

Balances as of December 31, 2010	96,560	85,942	17,332	225,559	425,393

(1)	Represents gross allowances made in respect of increased risk of loss during the period and loan growth.
(2)	Represents the gross amount of loan loss allowances released during the year as a consequence of reduction in the level of risk existing in the loan portfolio, including as a result of improvement in the credit risk classification of borrowers and loans paid.
(3)	Represents the gross amount of loan loss allowances removed due to charge-off.

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 10

LOANS AND ACCOUNTS RECEIVABLES FROM CUSTOMERS, continued

e)	The following table shows recoveries by type of loan.

	December 31,
	2012	2011	2010
	MCh$	MCh$	MCh$

Commercial loans	8,695	7,216	6,994
Consumer loans	22,015	12,474	22,096
Residential mortgage loans	2,305	16,135	1,389

Total	33,015	35,825	30,479

Recoveries of loans previously charged off are recognized as income in the line item “Provision for loans losses”. We only recognize as a recovery interest and/or principal paid in cash in connection with a loan that has already been charged-off in its entirety. Such recoveries do not have an impact on our allowance for loan losses as these recoveries are for loans that have been already charged-off and recognized as a loss in our income statement and are no longer on-balance sheet.

f)	Allowances established on customer and interbank loans

	As of December 31,
	2012	2011	2010

Allowances established – customer loans (letter d)	365,862	357,422	220,963
Allowances established - Interbank loans (Note 9)	548	464	131

Allowances established on customer and interbank loans	366,410	357,886	221,094

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 10

LOANS AND ACCOUNTS RECEIVABLES FROM CUSTOMERS, continued

g)	Current and overdue portfolio by their impaired and non-impaired status.

	As of December 31, 2012

	Non-impaired				Impaired				Portfolio total

	Commercial	Mortgage	Consumer	Non- impaired total	Commercial	Mortgage	Consumer	Impaired total	Commercial	Mortgage	Consumer	Total portfolio

	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Current portfolio	9,500,231	4,725,955	2,511,869	16,738,055	273,481	43,502	160,480	477,463	9,773,712	4,769,457	2,672,349	17,215,518

Overdue for 1-29 days	195,667	202,142	132,475	530,284	63,868	18,391	60,055	142,314	259,535	220,533	192,530	672,598

Overdue for 30-89 days	77,001	114,454	78,148	269,603	75,659	34,240	68,316	178,215	152,660	148,694	146,464	447,818

Overdue for 90 days or more	-	-	-	-	303,114	132,897	104,134	540,145	303,114	132,897	104,134	540,145

Total portfolio before provisions	9,772,899	5,042,551	2,722,492	17,537,942	716,122	229,030	392,985	1,338,137	10,489,021	5,271,581	3,115,477	18,876,079

Overdue loans (less than 90 days) presented as portfolio percentage	2.79%	6.28%	7.74%	4.56%	19.48%	22.98%	32.67%	23.95%	3.93%	7.00%	10.88%	5.94%

Overdue loans (90 days or more) presented as portfolio percentage	-	-	-	-	42.33%	58.03%	26.50%	40.37%	2.89%	2.52%	3.34%	2.86%

Reconciliation of Overdue loans (90 days or more) with Non-performing loans (*)

	As of December 31, 2012
	Commercial	Mortgage	Consumer	Total

Overdue loans (90 days or more)	303,114	132,897	104,134	540,145
Loans with not overdue (90 days or more) but classified as non-performing loans	17,347	26,905	13,370	57,622

Non-performing loans	320,461	159,802	117,504	597,767

(*) The differences occur because the loans classified as non-performing never change their status regardless if such overdue amounts were paid.

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 10

LOANS AND ACCOUNTS RECEIVABLES FROM CUSTOMERS, continued

Current and overdue portfolio by their impaired and non-impaired status, continued

	As of December 31, 2011

	Non-impaired				Impaired				Portfolio total

	Commercial	Mortgage	Consumer	Non-impaired total	Commercial	Mortgage	Consumer	Impaired total	Commercial	Mortgage	Consumer	Total portfolio

	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Current portfolio	8,404,128	4,632,605	2,336,453	15,373,186	337,536	32,089	184,057	553,682	8,741,664	4,664,694	2,520,510	15,926,868

Overdue for 1-29 days	124,374	165,142	113,237	402,753	49,682	10,298	58,590	118,570	174,056	175,440	171,827	521,323

Overdue for 30-89 days	57,114	118,220	72,466	247,800	76,263	36,847	84,118	197,228	133,377	155,067	156,584	445,028

Overdue for 90 days or more	-	-	-	-	238,488	120,462	94,925	453,875	238,488	120,462	94,925	453,875

Total portfolio before provisions	8,585,616	4,915,967	2,522,156	16,023,739	701,969	199,696	421,690	1,323,355	9,287,585	5,115,663	2,943,846	17,347,094

Overdue loans (less than 90 days) presented as portfolio percentage	2.11%	5.76%	7.36%	4.06%	17.94%	23.61%	33.84%	23.86%	3.31%	6.46%	11.16%	5.57%

Overdue loans (90 days or more) presented as portfolio percentage	-	-	-	-	33.97%	60.32%	22.51%	34.30%	2.57%	2.35%	3.22%	2.62%

Reconciliation of Overdue loans (90 days or more) with Non-performing loans (*)

	As of December 31, 2011
	Commercial	Mortgage	Consumer	Total

Overdue loans (90 days or more)	238,488	120,462	94,925	453,875
Loans with not overdue (90 days or more) but classified as non-performing loans	13,393	32,449	11,640	57,482

Non-performing loans	251,881	152,911	106,565	511,357

(*) The differences occur because the loans classified as non-performing never change their status regardless if such overdue amounts were paid.

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 11

PURCHASES AND SALES OF LOANS

a)	Sales of loans

i)	As of December 31, 2012 the following loan sale transactions had been made:

	As of December 31, 2012
Loans	Book value	Selling price	Reserve fund	Gain/(loss)
	MCh$	MCh$	MCh$	MCh$

Charged-off (1)	-	2,608	518	2,090
Current mortgage (2)	17,808	18,587	-	779
Current commercial (3)	5,689	7,655	-	1,966

(1) Sale of previously charged-off loans

In 2012, Banco Santander Chile signed assignment agreements of loans previously charged off with “Fondo de Inversiones Cantábrico.” These were the sales:

	Nominal portfolio sale
Date of			Nominal	Selling
contract	Commercial	Consumer	portfolio sale	price
	MCh$	MCh$	MCh$	MCh$
01-24-2012	603	12,527	13,130	853
02-21-2012	411	12,946	13,357	868
03-20-2012	412	13,226	13,638	887
Total	1,426	38,699	40,125	2,608
The gain on sale was MCh$ 2,090. This amount was recorded as income from Sale of previously charged-off loans under “Income from financial transactions”. See Note 30.

(2) Sales of current mortgage loans

In 2012, Banco Santander Chile signed assignment agreements of mortgage loans with “Metlife Chile Seguros de Vida S.A.” These were the sales:

Date of contract	Book value	Selling price (*)	Gain/(loss)
	MCh$	MCh$	MCh$

01-19-2012	9,032	9,349	317
02-02-2012	7,849	8,250	401
08-13-2012	927	988	61
Total	17,808	18,587	779

(*)	Sales of current mortgage loans totaled MCh$ 18,587; this amount equals UF 813,764.87 and was recorded under “Income from financial transactions”. See Note 30.

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 11

PURCHASES AND SALES OF LOANS, continued

(3)	Sales of current commercial loans

In 2012, Banco Santander Chile signed assignment agreements of current loans related to funding higher education. As of December 31, the following portfolio sales have been carried out:

Date of contract	Book value	Selling price (*)	Gain/(loss)
	MCh$	MCh$	MCh$

12-27-2012	5,689	7,655	1,966

Total	5,689	7,655	1,966

(*)	Sales of current commercial loans totaled Ch$ 7,655 million; this amount equals UF 335,130.58 and was recorded under “Income from financial transactions.” See Note 30.

ii) In 2011 the following loan sales transactions were conducted:

	As of December 31, 2011
Loans	Book value	Selling price	Reserve fund	Gain/(loss)
	MCh$	MCh$	MCh$	MCh$

Charged-off (1)	-	8,180	856	7,324
Current (2)	6,630	8,998	-	2,368

(1)	Sales of charged-off loans

In 2011, Banco Santander Chile signed assignment agreements of loans previously charged off with “Fondo de Inversiones Cantábrico.” As of December 31, the following portfolio sales have been carried out:

Date of contract	Nominal portfolio sale		Nominal portfolio sale	Selling price
	Commercial	Consumer
	MCh$	MCh$	MCh$	MCh$

01-20-2011	888	8,222	9,110	592
02-23-2011	774	6,802	7,576	492
03-23-2011	969	6,958	7,927	507
04-26-2011	768	6,386	7,154	465
05-25-2011	990	6,611	7,601	494
06-22-2011	805	7,676	8,481	551
07-26-2011	930	9,207	10,137	659
08-24-2011	2,351	10,221	12,572	817
09-22-2011	664	14,745	15,409	1,002
10-27-2011	716	12,702	13,418	872
11-22-2011	476	10,898	11,374	739
12-26-2011	762	14,462	15,224	990

Total	11,093	114,890	125,983	8,180

The portfolio’s result was Ch$ 7,324 million. This amount was recorded as income from sale of previously charged-off loans.

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 11

PURCHASES AND SALES OF LOANS, continued

(2)	Sales of current loans

In 2011, Banco Santander Chile signed assignment agreements of current loans related to financing higher education. As of December 31, the following portfolio sales have been carried out:

Date of contract	Book value	Selling price (*)	Gain/(loss)
	MCh$	MCh$	MCh$

As of December 31, 2011	6,630	8,998	2,368

Total	6,630	8,998	2,368

(*) Sales of current mortgage loans totaled Ch$ 8,998 million; this amount roughly equals UF 405,925.69.

b)	Purchase of portfolios

i)	In 2012, there were no purchase of loans.

ii)	In 2011 the following loan purchases were conducted:

In 2011, Banco Santander Chile purchased allocation portfolios (loans granted to Chilean companies) from Banco Santander S.A (Parent Company) and other companies under common control for a total of approximately USD 971.0 million, detailed as follows:

-

Purchased from Banco Santander S.A. (Parent Company) located in Spain. The purchase amount totaled USD 318.5 million (Ch$ 166,065 million); such value corresponds to the fair value of the loans, established by independent third parties.

-

Purchased from Banco Santander U.K. (corporation under common control), located in England. The purchase amount totaled USD 526.4 million (Ch$ 274,496 million); such value corresponds to the fair value of the loans, established by independent third parties.

-

Purchased from Banco Santander New York (corporation under common control), located in the USA. The purchase amount totaled USD 126.1 million (Ch$ 65,770 million); such value corresponds to the fair value of the loans, established by independent third parties.

-	As of December 31, 2011 the book value of current operations was approximately USD 406.6 million (Ch$ 211,574 million).

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 12

AVAILABLE FOR SALE INSTRUMENTS

As of December 31, 2012 and 2011, the detail of the instruments deemed as available for sale investments is as follows:

	As of December 31,
	2012	2011
	MCh$	MCh$

Chilean Central Bank and Government securities
Chilean Central Bank Bonds	712,278	570,573
Chilean Central Bank Notes	8,270	563,114
Other Chilean Central Bank and Government securities	296,010	173,839

Subtotals	1,016,558	1,307,526

Other Chilean securities
Time deposits in Chilean financial institutions	756,136	275,022
Mortgage finance bonds of Chilean financial institutions	37,319	66,806
Chilean financial institution bonds	-	-
Chilean corporate bonds	-	-
Other Chilean securities	321	319

Subtotals	793,776	342,147

Foreign financial securities:
Foreign Central Banks and Government securities	-	-
Other foreign financial securities	15,824	11,638

Subtotals	15,824	11,638

Total	1,826,158	1,661,311

Chilean Central Bank and Government securities include instruments sold to customers and financial institutions under repurchase agreements totaling Ch$ 156,340 million and Ch$ 273,323 million as of December 31, 2012 and 2011, respectively.

Other Chilean securities include instruments sold to customers and financial institutions under repurchase agreements totaling Ch$ 148,277 million and Ch$ 246,224 million as of December 31, 2012 and 2011, respectively.

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 12

AVAILABLE FOR SALE INSTRUMENTS, continued:

As of December 31, 2012 available for sale investments included unrealized net losses of Ch$ 10,017 million, recorded as a “Valuation adjustment” in Equity, distributed between Ch$ 10,041 million losses attributable to Bank shareholders and Ch$ 24 million profit attributable to non-controlling interest.

As of December 31, 2011 available for sale investments included unrealized net profits of Ch$ 3,043 million, recorded as a “Valuation adjustment” in Equity, distributed between Ch$ 3,077 million of profits attributable to Bank shareholders and Ch$ 34 million of losses attributable to non-controlling interest.

Realized profit and losses are established using the sales procedure minus costs (specific identification method) of the investments identified for sale. Additionally, any unrealized gain or losses recorded is reversed against income statement.

Gross profits and losses realized on the sale of available for sale investments as of December 31, 2012 and 2011, are as follows:

	As of December 31,

	2012	2011	2010
	MCh$	MCh$	MCh$

Sale of available for sale investments generating realized profits	4,886,706	3,883,812	6,653,426
Realized profits	2,574	4,959	20,832
Sale of available for sale investments generating realized losses	665,779	1,359,177	3,831,670
Realized losses	503	7,922	19,224

The Bank reviewed the unrealized instruments with loss as of December 31, 2012 and 2011 and concludes they were not significant or prolonged. This review consisted of evaluating the economic reasons for any declines, the credit ratings of the securities’ issuers and the Bank’s intention and ability to hold the securities until the unrealized loss is recovered. Based on this analysis, the Bank believes that there were no other than temporary impairments in its investment portfolio, since most of the decline in fair value of these securities was caused by market conditions which the Bank considers not be significant or prolonged. All of the instruments that have unrealized losses as of December 31, 2012 and 2011, were in a continuous unrealized loss position for less than one year.

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 12

AVAILABLE FOR SALE INSTRUMENTS, continued:

The unrealized gains and losses arising from available for sale investments as of December 31, 2012 and 2011 are as follows:

As of December 31, 2012:

	Less than 12 months				More than 12 months				Total

	Carrying amount	Fair value	Unrealized profit	Unrealized loss	Carrying amount	Fair value	Unrealized profit	Unrealized loss	Carrying amount	Fair value	Unrealized profit	Unrealized loss
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Chilean Central Bank and Government securities
Chilean Central Bank Bonds	720,198	712,278	362	(8,282)	-	-	-	-	720,198	712,278	362	(8,282)
Chilean Central Bank Notes	8,408	8,270	-	(138)	-	-	-	-	8,408	8,270	-	(138)
Other Chilean Central Bank and Government securities	297,863	296,010	521	(2,374)	-	-	-	-	297,863	296,010	521	(2,374)

Subtotals	1,026,469	1,016,558	883	(10,794)	-	-	-	-	1,026,469	1,016,558	883	(10,794)

Other Chilean securities
Time deposits in Chilean financial institutions	755,903	756,136	498	(265)	-	-	-	-	755,903	756,136	498	(265)
Mortgage finance bonds of Chilean financial institutions	37,925	37,319	71	(677)	-	-	-	-	37,925	37,319	71	(677)
Chilean financial institution bonds	-	-	-	-	-	-	-	-	-	-	-	-
Chilean corporate bonds	-	-	-	-	-	-	-	-	-	-	-	-
Other Chilean securities	320	321	1	-	-	-	-	-	320	321	1	-

Subtotals	794,148	793,776	570	(942)	-	-	-	-	794,148	793,776	570	(942)

Foreign financial securities:
Foreign Central Banks and Government securities	-	-	-	-	-	-	-	-	-	-	-	-
Other foreign financial securities	15,558	15,824	266	-	-	-	-	-	15,558	15,824	266	-

Subtotals	15,558	15,824	266	-	-	-	-	-	15,558	15,824	266	-

Total	1,836,175	1,826,158	1,719	(11,736)	-	-	-	-	1,836,175	1,826,158	1,719	(11,736)

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 12

AVAILABLE FOR SALE INSTRUMENTS, continued:

As of December 31, 2011:

	Less than 12 months				More than 12 months				Total

	Carrying amount	Fair value	Unrealized profit	Unrealized loss	Carrying amount	Fair value	Unrealized profit	Unrealized loss	Carrying amount	Fair value	Unrealized profit	Unrealized loss
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Chilean Central Bank and Government securities

Chilean Central Bank Bonds	571,340	570,573	2,397	(3,164)	-	-	-	-	571,340	570,573	2,397	(3,164)

Chilean Central Bank Notes	563,293	563,114	303	(482)	-	-	-	-	563,293	563,114	303	(482)

Other Chilean Central Bank and Government securities	170,802	173,839	3,054	(17)	-	-	-	-	170,802	173,839	3,054	(17)
Subtotals	1,305,435	1,307,526	5,754	(3,663)	-	-	-	-	1,305,435	1,307,526	5,754	(3,663)

Other Chilean securities

Time deposits in Chilean financial institutions	274,959	275,022	66	(3)	-	-	-	-	274,959	275,022	66	(3)

Mortgage finance bonds of Chilean financial institutions	66,341	66,806	1,123	(658)	-	-	-	-	66,341	66,806	1,123	(658)

Chilean financial institution bonds	-	-	-	-	-	-	-	-	-	-	-	-

Chilean corporate bonds	-	-	-	-	-	-	-	-	-	-	-	-

Other Chilean securities	315	319	4	-	-	-	-	-	315	319	4	-
Subtotals	341,615	342,147	1,193	(661)	-	-	-	-	341,615	342,147	1,193	(661)

Foreign financial securities:

Foreign Central Banks and Government securities	-	-	-	-	-	-	-	-	-	-	-	-

Other foreign financial securities	11,218	11,638	420	-	-	-	-	-	11,218	11,638	420	-
Subtotals	11,218	11,638	420	-	-	-	-	-	11,218	11,638	420	-

Total	1,658,268	1,661,311	7,367	(4,324)	-	-	-	-	1,658,268	1,661,311	7,367	(4,324)

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 13

INVESTMENTS IN OTHER COMPANIES

a)	The Consolidated Statements of Financial Position reflects investments in other companies amounting to Ch$ 7,614 million as of December 31, 2012, Ch$ 8,728 million as of December 31, 2011 and Ch$ 7,275 million as of December 31, 2010, as shown in the following table:

				Investment (*)
	Ownership interest			Investment value			Income for the year ended
	As of December 31,			As of December 31,			December 31,
	2012	2011	2010	2012	2011	2010	2012	2011	2010
	%	%	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Company
Centro de Compensación Automatizado	33.33	33.33	33.33	548	432	351	116	105	47
Redbanc S.A.(1)	33.43	33.43	33.43	1,374	1,929	1,633	(199)	323	136
Transbank S.A.(2)	25.00	32.71	32.71	1,607	2,092	2,067	306	391	366
Sociedad Interbancaria de Depósito de Valores S.A.	29.28	29.28	29.28	501	461	451	86	58	125
Sociedad Nexus S.A.	12.90	12.90	12.90	1,106	941	941	278	114	114
Administrador Financiero del Transantiago S.A. (3)	20.00	20.00	20.00	1,215	1,742	776	(527)	966	304
Cámara de Compensación de Alto Valor S.A. (4)	14.14	12.65	12.65	678	526	451	114	91	55

Subtotals				7,029	8,123	6,670	174	2,048	1,147

Shares or rights in other companies
Bladex	-	-	-	136	136	136	13	10	10
Bolsas de Comercio	-	-	-	417	417	417	80	82	-
Others	-	-	-	32	52	52	-	-	14

Total	-	-	-	7,614	8,728	7,275	267	2,140	1,171

1)

Losses arising from these investments were mainly due to the charge-off of accounts receivable from Banco Estado that were billed for brand usage, and were under arbitration procedures. On May 31, 2012, the arbitrating judge determined that this amount in 2012 was not in accordance with the contractual terms, and therefore that account receivable was charged-off, with a Ch$ 1,176 million impact on income in 2012.

2)

In July 2012, Banco Santander Chile sold 3,628,154 shares of the Sociedad de apoyo Transbank S.A, decreasing its share ownership from 32.71% to 25%. The transaction amount totaled MCh$ 1,000 and the investment’s accounting value was Ch$ 401 million, creating a Ch$ 599 million profit, recorded under other income. See Note 36.

3)

Losses arising from this investment were mainly due to the end of the renegotiation process with the Ministry of Transport and Telecommunications of its current service contract. Their signed a complementary contract of “Mutual Termination of Contract” for the “Providing of complementary financial administration services of the Santiago Public Transportation System resources”. Due to the latter, AFT had to adjust its income, charging profit and loss in 2012 for Ch$ 7,177 million.

4)

In August 2012, Banco Santander Chile bought 144 shares from Cámara de Compensación de pagos de Alto Valor S.A through Banco Scotiabank Chile, increasing its share ownership from 12.65% to 14.44%. The purchase value was Ch$ 61 million.

(*) Investments in associates and other companies do not have market prices.

b)	Summary of financial information of associates for 2012, 2011 and 2010, is as follows:

	As of and for the years ended December 31,

	2012				2011				2010

	Assets	Liabilities	Equity	Net income	Assets	Liabilities	Equity	Net income	Assets	Liabilities	Equity	Net income
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Centro de Compensación Automatizado	2,014	405	1,263	346	1,586	334	937	315	1,416	378	897	141
Redbanc S.A.	15,973	11,863	4,706	(596)	15,009	9,529	4,515	965	10,990	6,226	4,357	407
Transbank S.A.	316,881	310,576	5,076	1,224	277,424	271,150	5,080	1,194	213,486	207,280	5,087	1,118
Sociedad Interbancaria de Depósito de Valores S.A.	1,714	4	1,415	295	1,576	53	1,179	344	1,392	-	963	429
Sociedad Nexus S.A.	14,439	8,027	4,256	2,156	14,534	8,122	5,250	1,162	12,733	6,321	5,532	880
Administrador Financiero del Transantiago S.A.	81,017	74,940	8,714	(2,637)	70,023	61,309	3,883	4,831	51,092	47,213	2,360	1,519
Cámara de Compensación de Alto Valor S.A.	5,109	772	3,631	706	4,498	703	3,073	722	3,859	512	2,910	437

Total	437,147	406,587	29,061	1,494	384,650	351,200	23,917	9,533	294,968	267,930	22,106	4,931

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 13

INVESTMENTS IN OTHER COMPANIES, continued:

c)	Restrictions over the ability of associated companies to transfer funds to investors.

There are no restrictions regarding the capacity of associates to transfer funds, whether in cash dividends or refund of loans or advance payments to the Bank.

d)	Activity with respect to investments in other companies during 2012, 2011 and 2010 is as follows:

	As of December 31,
	2012 MCh$	2011 MCh$	2010 MCh$

Opening book value	8,728	7,275	7,417
Acquisition of equity (*)	61	-	4
Sale of equity (**)	(401)	-	-
Participation in income	267	2,140	1,171
Dividends received (***)	(690)	(795)	(1,081)
Other equity adjustments	(351)	108	(236)

Total	7,614	8,728	7,275

(*)         See a)(4) above

(**)        See a)(2) above

(***)       Does not include those dividends received by investments accounted for using cost of acquisition method, for Ch$ 206 million.

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 14

INTANGIBLE ASSETS

a)	As of December 31, 2012 and 2011, the composition of the item is as follows:

				2012
	Years of useful life	Average remaining useful life	Net opening balance January 1, 2012	Gross balance	Accumulated amortization	Net balance
			MCh$	MCh$	MCh$	MCh$

Licenses	3	2	2,496	9,329	(6,708)	2,621
Software development	3	2	78,243	224,671	(139,945)	84,726

Total			80,739	234,000	(146,653)	87,347

				2011
	Years of useful Life	Average remaining useful life	Net opening balance January 1, 2011	Gross balance	Accumulated amortization	Net balance
			MCh$	MCh$	MCh$	MCh$

Licenses	3	2	2,108	8,085	(5,589)	2,496
Software development	3	1.8	75,882	184,133	(105,890)	78,243

Total			77,990	192,218	(111,479)	80,739

b)	The activity in intangible assets during 2012 and 2011 is as follows:

b.1)	Gross balance

Gross balances	Licenses	Software development (acquired)	Total
	MCh$	MCh$	MCh$

Balances as of January 1, 2012	8,085	184,133	192,218

Acquisitions	1,244	41,018	42,262
Disposals	-	(480)	(480)
Other	-	-	-

Balances as of December 31, 2012	9,329	224,671	234,000

Balances as of January 1, 2011	6,229	150,090	156,319

Acquisitions	1,856	32,195	34,051
Disposals	-	(409)	(409)
Other	-	2,257	2,257

Balances as of December 31, 2011	8,085	184,133	192,218

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 14

INTANGIBLE ASSETS, continued

b.2)	Accumulated amortization

Accumulated amortization	Licenses	Software development (acquired)	Total
	MCh$	MCh$	MCh$

Balances as of January 1, 2012	(5,589)	(105,890)	(111,479)

Amortization for the period	(1,119)	(34,055)	(35,174)
Other changes	-	-	-

Balances as of December 31, 2012	(6,708)	(139,945)	(146,653)

Balances as of January 1, 2011	(4,121)	(74,208)	(78,329)

Amortization for the period	(1,468)	(31,625)	(33,093)
Other changes	-	(57)	(57)

Balances as of December 31, 2011	(5,589)	(105,890)	(111,479)

c)	As of December 31, 2012 and 2011, the Bank does not have any restrictions on intangible assets. Additionally, intangible assets have not been pledged as security for liabilities.

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 15

PROPERTY, PLANT, AND EQUIPMENT

a)	As of December 31, 2012 and 2011, the composition of the item is as follows:

		2012
	Net opening balance January 1, 2012	Gross balance	Accumulated depreciation	Net balance
	MCh$	MCh$	MCh$	MCh$

Land and buildings	118,493	167,760	(47,335)	120,425
Equipment	22,570	66,170	(37,545)	28,625
Ceded under operating leases	4,071	4,477	(542)	3,935
Other	7,925	28,957	(19,728)	9,229

Total	153,059	267,364	(105,150)	162,214

		2011
	Net opening balance January 1, 2011	Gross balance	Accumulated depreciation	Net balance
	MCh$	MCh$	MCh$	MCh$

Land and buildings	126,550	156,950	(38,457)	118,493
Equipment	20,346	51,781	(29,211)	22,570
Ceded under operating leases	1,802	4,477	(406)	4,071
Other	6,287	24,081	(16,156)	7,925

Total	154,985	237,289	(84,230)	153,059

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 15

PROPERTY, PLANT, AND EQUIPMENT, continued:

b)	The activity in property, plant, and equipment during 2012 and 2011 is as follows:

b.1)	Gross balance

	Land and buildings	Equipment	Ceded under operating leases	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2012	156,950	51,781	4,477	24,081	237,289

Additions	17,177	14,570	-	4,991	36,738
Disposals (i)	(6,367)	(91)	-	(115)	(6,573)
Impairment due to damage (ii)	-	(90)	-	-	(90)
Transfers	-	-	-	-	-
Other	-	-	-	-	-

Balances as of December 31, 2012	167,760	66,170	4,477	28,957	267,364

(i)	As stated in Note 36 “Other operating income and expenses”, in 2012 Banco Santander Chile sold 17 branches which, at the time of sale, had a net book value of Ch$ 6,357 million.

(ii)

Banco Santander Chile recognized on its financial statements as of December 31, 2012 a Ch$ 90 million impairment charge from damage to ATMs. Compensation received from insurance totaled Ch$ 262 million, which is presented in the “other operating income” line (Note 36).

	Land and buildings	Equipment	Ceded under operating leases	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2011	155,821	42,757	1,840	18,943	219,361

Additions	8,326	8,503	5,741	4,119	26,689
Disposals (i)	(8,508)	(132)	-	(5)	(8,645)
Impairment due to damage (ii)	-	(116)	-	-	(116)
Transfers	1,311	769	(3,104)	1,024	-
Other	-	-	-	-	-

Balances as of December 31, 2011	156,950	51,781	4,477	24,081	237,289

(i)	As stated in Note 36 “Other operating income and expenses”, in 2011 the Bank sold 8 branches which, at the time of sale, had a net book value of approximately Ch$ 6,237 million.

(ii)

Banco Santander Chile recognized on its financial statements as of December 31, 2011 a Ch$ 116 million impairment charge from damage to ATMs. Compensation received from insurance totaled Ch$ 437 million, which is presented in the “other operating income” line (Note 36).

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 15

PROPERTY, PLANT, AND EQUIPMENT, continued:

b.2) Accumulated depreciation

2012	Land and buildings	Equipment	Ceded under operating leases	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2012	(38,457)	(29,211)	(406)	(16,156)	(84,230)

Depreciation charges in the period	(9,100)	(8,351)	(136)	(3,608)	(21,195)
Sales and disposals in the period	222	17	-	36	275
Other	-	-	-	-	-

Balances as of December 31, 2012	(47,335)	(37,545)	(542)	(19,728)	(105,150)

2011	Land and buildings	Equipment	Ceded under operating leases	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2011	(29,271)	(22,411)	(38)	(12,656)	(64,376)

Depreciation charges in the period	(10,011)	(6,845)	-	(3,517)	(20,373)
Sales and disposals in the period	419	45	-	17	481
Transfers	406	-	(406)	-	-
Other	-	-	38	-	38

Balances as of December 31, 2011	(38,457)	(29,211)	(406)	(16,156)	(84,230)

c)	Operating leases – Lessor

As of December 31, 2012 and 2011, the future minimum lease inflows under non-cancellable operating leases are as follows:

	As of December 31,
	2012	2011
	MCh$	MCh$

Due within 1 year	626	1,151
Due after 1 year but within 2 years	1,163	1,165
Due after 2 years but within 3 years	502	605
Due after 3 years but within 4 years	294	582
Due after 4 years but within 5 years	258	293
Due after 5 years	2,148	2,337

Total	4,991	6,133

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 15

PROPERTY, PLANT, AND EQUIPMENT, continued:

d)	Operating leases – Lessee

Certain of the Bank’s premises and equipment are leased under various operating leases. Future minimum rental payments under non-cancellable leases are as follows:

	As of December 31,
	2012	2011
	MCh$	MCh$

Due within 1 year	16,266	15,089
Due after 1 year but within 2 years	14,845	13,521
Due after 2 years but within 3 years	12,960	12,373
Due after 3 years but within 4 years	11,443	10,781
Due after 4 years but within 5 years	10,465	9,347
Due after 5 years	63,035	63,686

Total	129,014	124,797

e)	As of December 31, 2012 and 2011, the Bank has no financial leases which cannot be unilaterally rescinded.

f)

As of December 31, 2012 and 2011, the Bank does not have any restrictions over property, plant, and equipment. Additionally, property, plant, and equipment have not been pledged as security for liabilities. Also, the Bank has no debt regarding property, plant, and equipment as of those dates.

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 16

CURRENT AND DEFERRED TAXES

a)	Current taxes

At the end of each reporting period in 2012 and 2011 the Bank recognized an income tax provision, which was determined based on the currently applicable tax legislation. This provision was recorded net of recoverable taxes, as shown as follows:

	As of December 31,
	2012	2011
	MCh$	MCh$

Summary of current tax liabilities (assets)
Current tax (assets)	(10,227)	(37,253)
Current tax liabilities	525	1,498

Total tax payable (recoverable)	(9,702)	(35,755)

(Assets) liabilities current taxes detail (net)
Income tax, tax rate 20%	83,381	101,853
Minus:
Provisional monthly payments (PPM)	(84,940)	(138,329)
Credit for training expenses	(1,505)	(1,366)
Land taxes leasing	(2,939)	(1,467)
Grant credits	(2,534)	(1,140)
Other	(1,165)	4,694

Total tax payable (recoverable)	(9,702)	(35,755)

b)	Effect on income

The effect of tax expense on income during the periods from January 1 to December 31, 2012 and 2011 is comprised of the following items:

	As of December 31,
	2012	2011
	MCh$	MCh$

Income tax expense
Current tax	83,381	101,853

Credits (debits) for deferred taxes
Origination and reversal of temporary differences	(39,354)	(25,425)
Subtotals	44,027	76,428
Tax for rejected expenses (Article No.21)	70	716
Other	297	49
Net charges for income tax expense	44,394	77,193

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 16

CURRENT AND DEFERRED TAXES, continued:

c)	Effective tax rate reconciliation

The reconciliation between the statutory income tax rate and the effective rate applied in determining tax expenses as of December 31, 2012 and 2011 is as follows:

	As of December 31,
	2012		2011

	Tax rate %	Amount MCh$	Tax rate %	Amount MCh$

Income tax using statutory rate	20.00	81,102	20.00	96,771
Permanent differences	(2.77)	(11,227)	(1.82)	(8,790)
35% one-time tax(*)	(0.23)	(936)	0.15	716
Effect of change in tax rate	(4.00)	(16,221)	(1.06)	(5,108)
Real estate taxes	(2.05)	(8,324)	(1.32)	(6,393)
Other	-	-	-	(3)

Effective rates and expenses for income tax	10.95	44,394	15.95	77,193

(*)	According to article 21, 3rd paragraph of Chilean Tax Law, certain expenses are not deductible and are subject to a one-time tax rate of 35%.

Law No. 20,455 from 2010 increased the statutory tax rate to be applied during 2011 and 2012 to 20% and 18.5%, respectively. Due to this, a Ch$5,108 million income was recorded in 2011, corresponding to the adjustment of temporary differences to be reversed during those years. Law No. 20,630 published in the Official Newspaper on September 27, 2012 increased the tax rate from 18.5% to 20%, permanently, for transactions accounted for from January 1, 2012 onward. This generated income of Ch$ 16,221 million, corresponding to the adjustment arising from temporary differences.

d)	Effect of deferred taxes on comprehensive income

Below is a summary of the separate effect of deferred tax on Equity, showing the asset and liability balances, during the periods between January 1, 2012 and December 31, 2012 and January 1, 2011 and December 31, 2011, which include the following items:

	As of December 31,
	2012 MCh$	2011 MCh$

Deferred tax assets
Available for sale investments	2,004	143
Cash flow hedges	389	-
Total deferred tax assets affecting other comprehensive income	2.393	143

Deferred tax liabilities
Available for sale investments	(1)	(705)
Cash flow hedges	(1,452)	(72)
Total deferred tax liabilities affecting other comprehensive income	(1.453)	(777)

Net deferred tax balances in equity	940	(634)

Deferred taxes in equity attributable to Bank shareholders	945	(639)
Deferred taxes in equity attributable to non-controlling interests	(5)	5

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 16

CURRENT AND DEFERRED TAXES, continued:

e)	Effect of deferred taxes on income

In 2012 and 2011, the Bank has recorded deferred tax assets and liabilities in its financial statements as follows.

	As of December 31,
	2012	2011
	MCh$	MCh$

Deferred tax assets
Interest and adjustments	7,854	1,936
Non-recurring charge-offs	12,046	7,028
Assets received in lieu of payment	730	621
Exchange rate adjustments	43	1,890
Property, plant and equipment	3,654	5,906
Allowance for loan losses	92,074	66,667
Provision for expenses	17,903	15,961
Derivatives	54	27
Leased assets	39,168	31,244
Subsidiaries tax losses	5,232	4,229
Other	527	869

Total deferred tax assets	179,285	136,378

Deferred tax liabilities
Valuation of investments	(6,555)	(2,301)
Depreciation	(261)	(178)
Prepaid expenses	-	(1,303)
Other	(1,275)	(756)

Total deferred tax liabilities	(8,091)	(4,538)

f)	Summary of deferred tax assets and liabilities

The summary of deferred taxes is presented below, with their cumulative effect both on equity and income:

	As of December 31,
	2012	2011
	MCh$	MCh$

Deferred tax assets
Recognized through other comprehensive income	2,393	143
Recognized through profit or loss	179,285	136,378

Total deferred tax assets	181,678	136,521

Deferred tax liabilities
Recognized through other comprehensive income	(1,453)	(777)
Recognized through profit or loss	(8,091)	(4,538)

Total deferred tax liabilities	(9,544)	(5,315)

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 17

OTHER ASSETS

Other assets items are as follows:

	As of December 31,
	2012	2011
	MCh$	MCh$

Assets for leasing (*)	42,891	105,150

Assets received or awarded in lieu of payment (**)
Assets received in lieu of payment	17,731	15,619
Assets awarded at judicial sale	9,974	10,226
Provisions for assets received in lieu of payment or awarded	(3,091)	(2,628)

Subtotals	24,614	23,217

Other assets
Guarantee deposits	256,854	149,583
Gold investments	464	466
VAT credit	10,337	8,953
Income tax recoverable	28,274	6,849
Prepaid expenses	50,870	70,927
Assets recovered from leasing for sale	3,335	2,693
Pension plan assets (Note 38)	2,972	3,348
Accounts and notes receivable	82,378	64,667
Notes receivable through brokerage and simultaneous transactions	89,314	66,406
Other assets	66,570	48,067

Subtotals	591,368	421,959

Total	658,873	550,326

(*)	Assets available to be granted under the financial leasing agreements.

(**)

Assets received in lieu of payment correspond to assets received as payment of overdue debts. The assets acquired must at no time exceed, in the aggregate, assets that represent 20% of the Bank’s effective equity. These assets currently represent 0.58% (0.81% as of December 31, 2011) of the Bank’s effective equity.

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 18

TIME DEPOSITS AND OTHER TIME LIABILITIES

As of December 31, 2012 and 2011, the composition of the item is as follows:

	As of December 31,
	2012 MCh$	2011 MCh$

Deposits and other demand liabilities
Checking accounts	4,006,143	3,543,776
Other deposits and demand accounts	455,315	350,519
Other demand liabilities	508,561	519,520

Total	4,970,019	4,413,815

Time deposits and other time liabilities
Time deposits	9,008,902	8,816,766
Time savings account	101,702	102,831
Other time liabilities	1,609	1,517

Total	9,112,213	8,921,114

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 19

INTERBANK BORROWINGS

As of December 31, 2012 and 2011, interbank borrowings are as follows:

	As of December 31,
	2012	2011
	MCh$	MCh$

Loans from financial institutions and the Central Bank of Chile
Other obligations with Central Bank of Chile	398	810

Subtotals	398	810

Loans from domestic financial institutions	-	-

Loans from foreign financial institutions
Standard Chartered Bank, New York	279,966	362,041
Wachovia Bank N.A., Miami	204,184	189,894
Citibank N.A., New York	187,036	208,967
Bank of America	139,570	177,182
Bank of Montreal – Toronto	112,236	122,014
Mizuho Corporate Bank	95,290	104,374
Commerzbank A.G. - Frankfurt	88,801	113,704
The Toronto Dominion Bank – Toronto	74,486	85,994
Sumitomo Mitsui Banking Corporation	67,105	72,935
Banco Santander – Montevideo	57,532	-
J.P. Morgan Chase Bank N.A., New York	48,176	127,762
Royal Bank of Scotland – London	40,784	39,122
Commerzbank N.A. – Miami	14,368	36,451
Banco Santander – Hong Kong	4,283	2,585
Discount Bank – Montevideo	3,835	-
UBS A.G.	3,786	-
Bank of China	1,510	326
Banca Antoniana Popolare – Venetto	746	-
Bancolombia S.A. (Panamá)	709	-
Unicredit Banca d Impresa	544	-
U.S. Bank	513	344
Banca Commerciale Italiana S.P.	494	289
Unicrédito Italiano, New York	410	13,207
Turkiye Halk Bankasi	403	-
Banco Santander – Madrid	660	-
Banco General S.A.	349	-
Banco Popolare di Novara	308	-
Banco do Brasil S.A. – London	285	67,820
Banco Español de Crédito	281	-
ING Bank N.V. Amsterdam	257	5,241
Deutsche Bank A.G., New York	245	14,126
Banco Bradesco S.A.	245	-
Banca Nazionale del Lavoro S.P.	216	-
Banco Sofisa	212	-
Banca Popolare di Vicenza SCPA	208	-
Landesbank Baden - Wuerttemberg	-	119,999
Intesa San Paolo SPA U.S.A.	-	33,920
Branch Banking and Trust Co.	-	14,926
ABN Ambro Bank N.V., Amsterdam	-	1,175
Banco de Occidente	-	750
BBVA Banco Francés S.A.	-	745
State Bank of India	-	358
Bank of Tokyo Mitsubishi	-	297
Others	7,572	2,734
Subtotals	1,437,605	1,919,282

Total	1,438,003	1,920,092

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 19

INTERBANK BORROWINGS, continued:

a)	Obligations with Central Bank of Chile

Debts to the Central Bank of Chile include credit lines for the renegotiation of loans and other borrowings with Central Bank of Chile. These credit lines were provided by the Central Bank of Chile for the renegotiation of loans due to the need to refinance debt as a result of the economic recession and crisis of the banking system in the early 1980s.

The outstanding amounts owed to the Central Bank of Chile under these credit lines are as follows:

	As of December 31,
	2012 MCh$	2011 MCh$

Line of credit for renegotiation of obligations to the Central Bank of Chile	398	810

Totals Line of credit for renegotiation of obligations to the Central Bank of Chile	398	810

b)	Loans from domestic financial institutions

As of December 31, 2012 and 2011, the Bank does not have any loan from domestic financial institutions

c)	Foreign obligations

These obligations’ maturities are as follows:

	As of December 31,
	2012 MCh$	2011 MCh$

Due within 1 year	1,272,994	1,740,254
Due after 1 year but within 2 years	164,611	87,102
Due after 2 years but within 3 years	-	91,926
Due after 3 years but within 4 years	-	-
Due after 4 years but within 5 years	-	-
Due after 5 years	-	-
Total loans from foreign financial institutions	1,437,605	1,919,282

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 20

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES

As of December 31, 2012 and 2011, the composition of the item is as follows:

	As of December 31,
	2012	2011
	MCh$	MCh$

Other financial liabilities
Obligations to public sector	96,185	100,299
Other domestic obligations	93,653	75,260
Foreign obligations	2,773	1,040

Subtotals	192,611	176,599

Issued debt instruments
Mortgage finance bonds	128,086	160,243
Senior bonds	3,717,213	3,601,125
Subordinated bonds	725,990	861,871

Subtotals	4,571,289	4,623,239

Total	4,763,900	4,799,838

Debts classified as current are either demand obligations or will mature in one year or less. All other debts are classified as non-current. The Bank’s debts, both current and non-current, are summarized below:

	As of December 31, 2012
	Non-current MCh$	Current MCh$	Total MCh$

Mortgage finance bonds	6,863	121,223	128,086
Senior bonds	534,852	3,182,361	3,717,213
Subordinated bonds	16,037	709,953	725,990

Issued debt instruments	557,752	4,013,537	4,571,289

Other financial liabilities	101,335	91,276	192,611

Total	659,087	4,104,813	4,763,900

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 20

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued:

	As of December 31, 2011
	Non-current	Current	Total
	MCh$	MCh$	MCh$

Mortgage finance bonds	7,707	152,536	160,243
Senior bonds	749,340	2,851,785	3,601,125
Subordinated bonds	136,842	725,029	861,871

Issued debt instruments	893,889	3,729,350	4,623,239

Other financial liabilities	56,078	120,521	176,599

Total	949,967	3,849,871	4,799,838

a)	Mortgage finance bonds

Their main amounts are amortized on a quarterly basis. The range of maturities of these bonds is between five and twenty years. Mortgage finance bonds are indexed to UF and create a yearly interest rate of 5.95% as of December 2012 (5.7% as of December 2011).

	As of December 31,
	2012	2011
	MCh$	MCh$

Due within 1 year	6,863	7,707
Due after 1 year but within 2 years	7,595	7,535
Due after 2 years but within 3 years	14,752	10,333
Due after 3 years but within 4 years	11,026	21,122
Due after 4 years but within 5 years	11,923	14,010
Due after 5 years	75,927	99,536

Total mortgage bonds	128,086	160,243

b)	Senior bonds

The following table shows senior bonds by currency:

	As of December 31,
	2012	2011
	MCh$	MCh$

Santander bonds in UF	2,025,105	2,001,713
Santander bonds in USD	1,269,454	1,268,763
Santander bonds in CHF	90,249	119,394
Santander bonds in Ch$	293,933	211,255
Santander bonds in CNY	38,472	-

Total senior bonds	3,717,213	3,601,125

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 20

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued:

i.	Placement of senior bonds:

In 2012, the Bank placed bonds for UF 698,000, USD 1,085,990,000, Ch$ 55,600,000,000 and CNY 500,000,000, detailed as follows:

Series		Amount	Term	Issue rate	Issuance date		Issued amount	Maturity date

FD	UF	50,000	5 years	3.00% per annum simple	08-01-2010	UF	3,000,000	08-01-2015
E1	UF	362,000	5 years	3.00% per annum simple	02-01-2011	UF	4,000,000	02-01-2016
E3	UF	6,000	8.5 years	3.50% per annum simple	01-01-2011	UF	4,000,000	07-01-2019
E6	UF	280,000	10 years	3.50% per annum simple	04-01-2012	UF	4,000,000	04-01-2022

Total UF	UF	698,000				UF

E4	Ch$	5,600,000,000	5 years	6.75% per annum simple	06-01-2011	Ch$	50,000,000,000	06-01-2016
E5	Ch$	25,000,000,000	10 years	6.30% per annum simple	12-01-2011	Ch$	25,000,000,000	12-01-2021
E7	Ch$	25,000,000,000	5 years	6.75% per annum simple	03-01-2012	Ch$	25,000,000,000	03-01-2017

Ch$ Total	Ch$	55,600,000,000				Ch$

Senior bonds	USD	250,000,000	2 years	Libor (3 months) + 200 bp	02-14-2012	USD	250,000,000	02-14-2014
Zero-coupon bond	USD	85,990,000	1 year	Libor (3 months) + 100 bp	08-29-2012	USD	85,990,000	08-30-2013
Senior bonds	USD	750,000,000	10 years	3.875% per annum simple	09-20-2012	USD	750,000,000	09-20-2022

USD Total	USD	1,085,990,000				USD

CNY Bond	CNY	500,000,000	2 years	3.75% per annum simple	11-26-2012	CNY	500,000,000	11-26-2014

CNY Total	CNY	500,000,000

During first quarter 2012, the Bank performed a partial repurchase of bonds for CHF 45,000,000.

During second semester 2012, the Bank repurchased a bond for USD 53,500,000.

In 2011 the Bank placed bonds for UF 5,694,000, USD 635,000,000 and Ch$ 36,900,000,000, detailed as follows:

Series	Amount		Term	Issue rate	Issuance date	Issued amount		Maturity date

Floating rate bond	USD	500,000,000	5 years	Libor (3 months) + 160 bp	01-19-2011	USD	500,000,000	01-19-2016
Floating rate bond	USD	135,000,000	6 months	Libor (3 months) + 80 bp	11-29-2011	USD	135,000,000	01-29-2012

USD Total	USD	635,000,000

E1	UF	896,000	5 years	3.00% per annum simple	02-01-2011	UF	4,000,000	02-01-2016
E2	UF	3,048,000	7.5 years	3.50% per annum simple	01-01-2011	UF	4,000,000	07-01-2018
E3	UF	1,750,000	8.5 years	3.50% per annum simple	01-01-2011	UF	4,000,000	07-01-2019

Total UF	UF	5,694,000

E4	Ch$	36,900,000,000	5 years	6.75% per annum simple	06-01-2011	Ch$	50,000,000,000	06-01-2016

Ch$ Total	Ch$	36,900,000,000

In 2011, a total payment of the Bond Series BSTDH20799 was carried out in July and a total payment of Bond Series BSTDR0207 took place in August. Also, a partial payment of the fixed rate bond for CHF 133,000,000 was done.

ii.	Nominal bonds to be placed:

As of December 31, 2012 the balance for each bond series to be placed, is as follows

Series	Amount		Term	Issue rate	Issuance date	Maturity date

FD	UF	110,000	5 years	3.00% per annum simple	08-01-2010	08-01-2015
E1	UF	2,742,000	5 years	3.00% per annum simple	02-01-2011	02-01-2016
E2	UF	952,000	7.5 years	3.50% per annum simple	01-01-2011	07-01-2018
E3	UF	2,244,000	8.5 years	3.50% per annum simple	01-01-2011	07-01-2019
E6	UF	3,720,000	10 years	3.50% per annum simple	04-01-2012	04-01-2022

Total	UF	9,768,000

E4	Ch$	7,500,000,000	5 years	6.75% per annum simple	06-01-2011	06-01-2016

Total	Ch$	7,500,000,000

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 20

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued:

The maturities of senior bonds are as follows:

	As of December 31,
	2012	2011
	MCh$	MCh$

Due within 1 year	534,852	749,340
Due after 1 year but within 2 years	600,723	460,200
Due after 2 years but within 3 years	643,791	408,723
Due after 3 years but within 4 years	610,817	656,201
Due after 4 years but within 5 years	323,474	488,425
Due after 5 years	1,003,556	838,236

Total senior bonds	3,717,213	3,601,125

c)	Subordinated bonds

	As of December 31,
	2012	2011
	MCh$	MCh$

Subordinated bonds denominated in USD	174,285	316,169
Subordinated bonds denominated in UF	551,705	545,702

Total subordinated bonds	725,990	861,871

i.	Placement of subordinated bonds

During 2012 the Bank has not issued any subordinated bonds on the local market.

In 2011, the Bank placed subordinated bonds on the local market for UF 5,100,000, detailed as follows:

Series	Amount	Term	Issue rate	Issuance date	Issued amount	Maturity date

G3	UF 3,000,000	25 years	3.90% per annum simple	07-01-2012	3,000,000	07-01-2035
G5	UF 2,100,000	20 years	3.90% per annum simple	04-01-2011	4,000,000	04-01-2031

Total UF	UF 5,100,000

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 20

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued:

The maturities of subordinated bonds are as follows:

	As of December 31,
	2012	2011
	MCh$	MCh$

Due within 1 year	16,037	136,842
Due after 1 year but within 2 years	182,844	-
Due after 2 years but within 3 years	9,535	179,327
Due after 3 years but within 4 years	5,760	10,567
Due after 4 years but within 5 years	-	29,616
Due after 5 years	511,814	505,519

Total subordinated bonds	725,990	861,871

d)	Other financial liabilities

	As of December 31,
	2012	2011
	MCh$	MCh$

Non-current portion:
Due after 1 year but within 2 years	3,897	29,575
Due after 2 years but within 3 years	2,501	2,866
Due after 3 years but within 4 years	3,090	3,489
Due after 4 years but within 5 years	2,937	3,095
Due after 5 years	78,851	81,496

Non-current portion subtotals	91,276	120,521

Current portion:
Amounts due to credit card operators	70,410	50,840
Acceptance of letters of credit	1,683	704
Other long-term financial obligations, short-term portion	29,242	4,534

Current portion subtotals	101,335	56,078

Total other financial liabilities	192,611	176,599

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 21

MATURITY OF ASSETS AND LIABILITIES

As of December 31, 2012 and 2011, the detail of maturities of assets and liabilities is as follows:

As of December 31, 2012	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Subtotal Up to 1 year	Between 1 and 5 years	More than 5 years	Subtotal More than 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Assets

Cash and deposits in banks	1,250,414	-	-	-	1,250,414	-	-	-	1,250,414
Cash items in process of collection	520,267	-	-	-	520,267	-	-	-	520,267
Trading investments	-	19,565	2,597	237,726	259,888	58,138	20,261	78,399	338,287
Investments under repurchase agreements	-	6,993	-	-	6,993	-	-	-	6,993
Financial derivative contracts	-	58,311	77,728	216,832	352,871	571,315	369,026	940,341	1,293,212
Interbank loans (*)	60,654	-	29,919	-	90,573	-	-	-	90,573
Loans and accounts receivables from customers (**)	1,123,417	1,156,145	1,736,942	2,995,860	7,012,364	5,925,100	5,938,615	11,863,715	18,876,079
Available for sale investments	-	112,173	234,566	519,181	865,920	506,152	454,086	960,238	1,826,158
Held to maturity investments	-	-	-	-	-	-	-	-	-

Total assets	2,954,752	1,353,187	2,081,752	3,969,599	10,359,290	7,060,705	6,781,988	13,842,693	24,201,983

Liabilities

Deposits and other demand liabilities	4,970,019	-	-	-	4,970,019	-	-	-	4,970,019
Cash items in process of being cleared	284,953	-	-	-	284,953	-	-	-	284,953
Obligations under repurchase agreements	-	275,303	25,534	3,280	304,117	-	-	-	304,117
Time deposits and other time liabilities	65,854	4,981,947	2,278,958	1,600,701	8,927,460	133,760	50,993	184,753	9,112,213
Financial derivative contracts	-	71,445	80,484	208,473	360,402	503,036	282,723	785,759	1,146,161
Interbank borrowings	5,820	82,965	185,730	998,877	1,273,392	164,611	-	164,611	1,438,003
Issued debt instruments	-	10,855	168,817	378,080	557,752	2,422,240	1,591,297	4,013,537	4,571,289
Other financial liabilities	70,136	718	733	29,748	101,335	12,425	78,851	91,276	192,611

Total liabilities	5,396,782	5,423,233	2,740,256	3,219,159	16,779,430	3,236,072	2,003,864	5,239,936	22,019,366

(*)    Interbank loans are presented on a gross basis. The amount of allowances is Ch$ 159 million.

(**)   Loans and accounts receivables from customers are presented on a gross basis. Allowances amounts, according to type of loan, are detailed as follows: Commercial Ch$ 250,640 million, mortgage Ch$ 35,990 million, and consumer Ch$ 263,259 million.

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 21

MATURITY OF ASSETS AND LIABILITIES, continued:

As of December 31, 2011	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Subtotal up to 1 year	Between 1 and 5 years	More than 5 years	Subtotal more than 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Assets

Cash and deposits in banks	2,793,701	-	-	-	2,793,701	-	-	-	2,793,701
Cash items in process of collection	276,454	-	-	-	276,454	-	-	-	276,454
Trading investments	-	27,909	40,608	272,544	341,061	44,857	23,845	68,702	409,763
Investments under repurchase agreements	-	12,928	-	-	12,928	-	-	-	12,928
Financial derivative contracts	-	63,090	167,558	295,674	526,322	684,260	391,314	1,075,574	1,601,896
Interbank loans (*)	36,785	50,903	-	-	87,688	-	-	-	87,688
Loans and accounts receivables from customers (**)	492,635	1,510,419	1,277,005	2,653,577	5,933,636	5,697,193	5,716,265	11,413,458	17,347,094
Available for sale investments	-	607,472	190,642	180,451	978,565	403,577	279,169	682,746	1,661,311
Held to maturity investments	-	-	-	-	-	-	-	-	-

Total assets	3,599,575	2,272,721	1,675,813	3,402,246	10,950,355	6,829,887	6,410,593	13,240,480	24,190,835

Liabilities

Deposits and other demand liabilities	4,413,815	-	-	-	4,413,815	-	-	-	4,413,815
Cash items in process of being cleared	89,486	-	-	-	89,486	-	-	-	89,486
Obligations under repurchase agreements	-	463,083	78,712	2,586	544,381	-	-	-	544,381
Time deposits and other time liabilities	105,463	4,415,765	2,509,308	1,496,193	8,526,729	371,736	22,649	394,385	8,921,114
Financial derivative contracts	-	64,290	158,204	209,746	432,240	513,944	346,218	860,162	1,292,402
Interbank borrowings	194,451	7,750	470,749	1,068,014	1,740,964	179,128	-	179,128	1,920,092
Issued debt instruments	-	3,788	15	890,086	893,889	2,286,059	1,443,291	3,729,350	4,623,239
Other financial liabilities	50,840	761	980	3,497	56,078	39,025	81,496	120,521	176,599

Total liabilities	4,854,055	4,955,437	3,217,968	3,670,122	16,697,582	3,389,892	1,893,654	5,283,546	21,981,128

(*)	Interbank loans are presented on a gross basis. The amount of allowances is Ch$ 11 million.
(**)

Loans and accounts receivables from customers are presented on a gross basis Allowances amounts, according to type of loan, are detailed as follows: Commercial Ch$ 209,802 million, mortgage Ch$ 35,633 million, and consumer Ch$ 243,022 million.

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 22

PROVISIONS

a)	As of December 31, 2012 and 2011, the composition is as shown below:

	As of December 31,
	2012 MCh$	2011 MCh$

Provisions for personnel salaries and expenses.	47,574	42,974
Provisions for mandatory dividends	106,948	120,520
Provisions for contingent loans	7,036	3,489
Provisions for contingencies	30,238	20,574
Total	191,796	187,557

b)	Below is the activity in provisions during the 2012 and 2011 periods:

	Provisions for
	Personnel salaries and expenses MCh$	Provisions for contingent loans MCh$	Contingencies MCh$	Mandatory dividends MCh$	Total MCh$

Balances as of January 1, 2012	42,974	3,489	20,574	120,520	187,557
Provisions established	39,151	9,670	26,846	106,948	182,615
Application of provisions	(34,551)	(6,123)	(12,469)	(120,520)	(173,663)
Provisions released	-	-	(5,257)	-	(5,257)
Reclassifications	-	-	544	-	544

Balances as of December 31, 2012	47,574	7,036	30,238	106,948	191,796

Balances as of January 1, 2011	36,016	5,636	16,151	151,618	209,421
Provisions established	35,452	4,767	22,625	120,520	183,364
Application of provisions	(28,494)	(6,914)	(4,352)	(151,618)	(191,378)
Provisions released	-	-	(15,198)	-	(15,198)
Reclassifications	-	-	1,348	-	1,348
Other	-	-	-	-	-

Balances as of December 31, 2011	42,974	3,489	20,574	120,520	187,557

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 22

PROVISIONS, continued

c)	Provisions for personnel salaries and expenses.

	As of December 31,
	2012 MCh$	2011 MCh$

Provision for seniority compensation	1,299	1,510
Provision for stock-based personnel benefits	1,986	1,139
Provision for performance bonds	23,667	21,788
Provision for vacations	18,802	17,196
Provision for other personnel benefits	1,820	1,341
Total	47,574	42,974

d)	Movements in Seniority compensation:

	As of December 31,
	2012 MCh$	2011 MCh$

Balances as of January 1,	1,510	1,882
Increase in provisions	2,069	1,432
Payments made	(2,280)	(1,804)
Prepayments	-	-
Provisions released	-	-
Other	-	-
Balances as of December 31,	1,299	1,510

e)	Movements in provision for performance bonds:

	As of December 31,
	2012 MCh$	2011 MCh$

Balances as of January 1,	21,788	17,107
Provisions established	22,737	21,980
Application of provisions	(20,858)	(17,299)
Provisions released	-	-
Other	-	-
Balances as of December 31,	23,667	21,788

f)	Movements in provision for personnel vacation:

	As of December 31,
	2012 MCh$	2011 MCh$

Balances as of January 1,	17,196	14,534
Provisions established	13,019	12,040
Application of provisions	(11,413)	(9,378)
Provisions released	-	-
Other	-	-
Balances as of December 31,	18,802	17,196

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 23

OTHER LIABILITIES

The other liabilities item is as follows:

	As of December 31,
	2012 MCh$	2011 MCh$

Accounts and notes payable	89,034	70,555
Unearned income	426	948
Cash collaterals received (threshold)	179,820	271,980
Notes payable through brokerage and simultaneous transactions	-	8,725
Other payable obligations	59,824	29,564
Other liabilities	12,170	17,205

Total	341,274	398,977

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 24

COMMITMENTS AND CONTINGENCIES

a)	Lawsuits and legal proceedings

At the issuance date of these financial statements, the Bank and its affiliates were subject to certain legal actions in the normal course of their business. As of December 31, 2012, the Bank and its subsidiaries have provisions for this item for Ch$ 428 million (Ch$ 784 million as of December 31, 2011) which are under “Contingency provisions” in the Consolidated Statements of Financial Position. In addition, there are other lawsuits for UF 27,056.90, mainly the litigation between Santander Corredores de Seguros Limitada for leasing assets.

b)	Contingent loans

The following table shows the Bank’s contractual obligations to issue loans.

	As of December 31,
	2012 MCh$	2011 MCh$

Letters of credit issued	199,420	184,649
Foreign letters of credit confirmed	113,878	52,889
Guarantees	1,046,114	920,986
Personal guarantees	139,059	147,081
Subtotals	1,498,471	1,305,605
Available on demand credit lines	4,933,335	4,673,525
Other irrevocable credit commitments	63,828	95,150
Total	6,495,634	6,074,280

c)	Held securities

The Bank holds securities in the normal course of its business as follows:

	As of December 31,
	2012 MCh$	2011 MCh$

Third party operations
Collections	287,128	212,784
Assets from third parties managed by the Bank and its affiliates (1)	821,080	752,662
Subtotals	1,108,208	965,446
Custody of securities
Securities held in custody	227,554	250,291
Securities held in custody deposited in other entity	573,129	557,493
Issued securities held in custody	14,931,587	10,636,123
Subtotals	15,732,270	11,443,907
Total	16,840,478	12,409,353

(1) In 2012, portfolios managed by private banking were classified as third party resources managed by the Bank and its subsidiaries so, at the end of the year, balance was Ch$ 821,045 million (Ch$ 752,627 million in 2011).

d)	Guarantees

Banco Santander Chile has a comprehensive officer fidelity insurance policy, No. 2700659, with the Chilena Consolidada de Seguros insurance company, for an amount of USD 5,000,000, which jointly covers both the Bank and its affiliates from July 1, 2012 to June 30, 2013.

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 24

CONTINGENCIES AND COMMITMENTS, continued:

e)	Contingent loans and liabilities

To satisfy its clients’ needs, the Bank took on several contingent loans and liabilities, yet these could not be recognized in the Consolidated Statements of Financial Position; these contain loan risks and they are, therefore, part of the Bank’s global risk.

Santander Asset Management S.A. Administradora General de Fondos

i)

In conformity with General Standard No.125, the company designated Banco Santander Chile as the representative of the beneficiaries of the guarantees established by each of the managed funds, in compliance with Articles 226 and onward of Law No.18,045.

ii)

In addition to these guarantees for creating mutual funds, there are other guarantees for a guaranteed return on certain mutual funds, totaling Ch$ 67,703 million, and time deposits totaling Ch$ 10,286 million and for UF 1,644,198.2617 as a guaranty of Private Investment Funds (P.I.F.) as of December 31, 2012.

Santander Agente de Valores Limitada

i)

To ensure correct and full performance of all its obligations as an Agent, in conformity with the provisions of Articles No.30 and onward of Law No. 18,045 on the Securities Market, the Company provided a guarantee in the amount of UF 4,000 through Insurance Policy No. 212114948, underwritten by the Compañía de Seguros de Crédito Continental S.A., which matures on December 19, 2013.

Santander S.A. Corredores de Bolsa

i)	The Company has given guarantees to the Bolsa de Comercio de Santiago for a current value of Ch$ 21,884 million to cover simultaneous transactions.

ii)

In addition, the Company has issued a guarantee to CCLV Contraparte Central S.A. (formerly known as Cámara de Compensación) in cash, for a total Ch$ 3,180 million and an additional guarantee entered at the Electronical Stock Market for Ch$ 953 million as of December 31, 2012.

iii)	As of December 31, 2012, the following legal proceedings are in process:

-

Complaint procedures at the 27th Civil Court of Santiago, labeled “Nahum con Santander Investment S.A. Corredores de Bolsa” predecessor of Santander S.A. Corredores de Bolsa, File No. 16.703-2010 for Ch$ 200 million. Regarding its current state, the ruling granted the appeal and it is currently pending the revision of the Court of Appeals. There are no provisions accounted since they are not considered necessary given that the case is in its preliminary stages.

-

Case of “Inverfam S.A. vs. Santander Investment S.A. Corredores de Bolsa” predecessor of Santander S.A. Corredores de Bolsa, followed in Santiago First Civil Court, File No. 32.543-2011; a claim for indemnity damages from the loss of some securities destined to Optimal Funds which were affected by the Madoff case, that amount to Ch$ 107 million, approximately. We are currently waiting for a conciliatory meeting.

Santander Corredora de Seguros Limitada

i)

In accordance with Circular No.1,160 of the Chilean Securities and Insurance Supervisor, the Company has an insurance policy in connection with its obligations as an intermediary in insurance contracts.

ii)

The Company purchased a guarantee policy (No.10022204), and professional liability policy (No.10022208) for its insurance brokers, from the Seguros Generales Consorcio Nacional de Seguros S.A. The policies have a UF 500 and UF 60,000 coverage, respectively, and are valid from April 15, 2012 through April 14, 2013.

iii)	There are lawsuits for UF 27,056, which correspond mainly to goods given in leasing. Our lawyers have estimated a loss of Ch$51 million. The estimated loss amount is registered under provisions.

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 25

EQUITY

a)	Capital

As of December 31, 2012 and 2011 the Bank had 188,446,126,794 shares outstanding, all of which are subscribed for and paid in full. All shares have the same rights, and have no preferences or restrictions.

The activity with respect to shares during 2012, 2011 and 2010 was as follows:

	SHARES As of December 31,
	2012	2011	2010

Issued as of January 1,	188,446,126,794	188,446,126,794	188,446,126,764
Issue of paid shares	-	-	-
Issue of outstanding shares	-	-	-
Stock options exercised	-	-	-
Issued as of	188,446,126,794	188,446,126,794	188,446,126,794

As of December 31, 2012 and 2011 the Bank does not have any of its own shares in treasury, nor do any of the consolidated companies.

As of December 31, 2012 the shareholder composition was as follows:

Corporate Name or Shareholder’s Name	Shares	ADRs	Total	% of Equity holding

Teatinos Siglo XXI Inversiones S.A	59,770,481,573	-	59,770,481,573	31.72
Santander Chile Holding S.A.	66,822,519,695	-	66,822,519,695	35.46
J.P. Morgan Chase Bank	-	35,111,060,871	35,111,060,871	18.63
BNP Paribas Arbitrage	173,328,889	-	173,328,889	0.09
MBI Arbitrage Fondo de Inversion	495,766,248	-	495,766,248	0.26
Banks and stock brokers on behalf of third parties	12,473,837,817	-	12,473,837,817	6.62
AFP on behalf of third parties	6,346,809,483	-	6,346,809,483	3.37
Other minority holders	3,839,358,209	3,412,964,009	7,252,322,218	3.85
Total			188,446,126,794	100.00

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 25

EQUITY, continued

As of December 31, 2011 the shareholder composition was as follows:

Corporate Name or Shareholder’s Name	Shares	ADRs	Total	% of Equity holding

Teatinos Siglo XXI Inversiones Limitada (*)	59,770,481,573	-	59,770,481,573	31.72
Santander Chile Holding S.A.	66,822,519,695	-	66,822,519,695	35.46
J.P. Morgan Chase Bank	-	39,287,497,122	39,287,497,122	20.85
Inversiones Antares S.A.	170,363,545	-	170,363,545	0.09
Banks and stock brokers on behalf of third parties	10,132,511,637	-	10,132,511,637	5.38
AFP on behalf of third parties	5,751,493,833	-	5,751,493,833	3.05
Other minority holders	3,827,146,677	2,684,112,712	6,511,259,389	3.45
Total			188,446,126,794	100.00

(*) In 2011, Teatinos Siglo XXI Inversiones Limitada sold 9.73% of its shares in Banco Santander Chile. This sale took place in February and December, with sales of 1.91% and 7.82%, respectively.

As of December 31, 2010 the shareholder composition was as follows:

Corporate Name or Shareholder’s Name	Shares	ADRs	Total	% of Equity holding

Teatinos Siglo XXI Inversiones Limitada	78,108,391,607	-	78,108,391,607	41.45
Santander Chile Holding S.A.	66,822,519,695	-	66,822,519,695	35.46
J.P. Morgan Chase Bank	-	29,892,971,334	29,892,971,334	15.86
Inversiones Antares S.A.	250,363,545	-	250,363,545	0.13
Antonio Hitschfeld Bollman	100,000,000	-	100,000,000	0.05
Banks and stock brokers on behalf of third parties	8,277,713,845	-	8,277,713,845	4.39
Other minority holders	3,997,968,278	996,198,490	4,994,166,768	2.66
Total			188,446,126,794	100.00

American Depository Receipts (ADR) are certificates issued by a U.S. commercial bank to be traded on the U.S. securities markets.

b)	Reserves

In 2012, due to the April’s Shareholders Meeting, the Bank agreed to capitalize as reserves 40% of the profits from 2011; which equals Ch$ 174,033 million (Ch$ 190,861 million in 2011), determined according to statutory audited financial statements.

c)	Dividends

The distribution of dividends is detailed in the chart of the Consolidated Statements of Changes in Equity.

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 25

EQUITY, continued

d)	As of December 31, diluted earnings and basic earnings were as follows:

	As of December 31,
	2012 MCh$	2011 MCh$	2010 MCh$

a) Basic earnings per share
Total attributable to Bank shareholders	356,493	401,733	505,393
Weighted average number of outstanding shares	188,446,126,794	188,446,126,794	188,446,126,794
Basic earnings per share (in Ch$)	1.892	2.132	2.682

b) Diluted earnings per share
Total attributable to Bank shareholders	356,493	401,733	505,393
Weighted average number of outstanding shares	188,446,126,794	188,446,126,794	188,446,126,794
Adjusted number of shares	188,446,126,794	188,446,126,794	188,446,126,794
Diluted earnings per share (in Ch$)	1.892	2.132	2.682

As of December 31, 2012, 2011 and 2010 there are no potential shares with dilutive effect.

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 25

EQUITY, continued

e)	Other comprehensive income of available for sale investments and cash flow hedges:

	As of December 31,
	2012 MCh$	2011 MCh$	2010 MCh$

Available for sale investments
As of January 1,	3,043	(18,596)	(29,304)
Gain (losses) on remeasuring available for sale investments, before tax	(15,131)	18,676	12,316
Reclassification adjustments on available for sale investments, before tax	-	-	-
Realized losses	2,071	2,963	(1,608)
Subtotals	(13,060)	21,639	10,708
Totals as of December 31,	(10,017)	3,043	(18,596)

Cash flow hedges
As of January 1,	394	11,958	(3,162)
Gains (losses) on remeasuring cash flow hedges, before tax	4,326	(12,031)	15,120
Reclassification adjustments on cash flow hedges, before tax	595	467	-
Amounts removed from equity and included in carrying amount of non-financial asset (liability) which acquisition or incurrence was hedged as a highly probable transition	-	-	-
Subtotals	4,921	(11,564)	15,120
Totals as of December 31,	5,315	394	11,958

Other comprehensive income, before taxes	(4,702)	3,437	(6,638)

Income tax related to other comprehensive income components
Income tax relating to available for sale investments	2,003	(562)	3,570
Income tax relating to cash flow hedges	(1,063)	(72)	(2,324)
Totals as of December 31,	940	(634)	1,246

Other comprehensive income, net of tax	(3,762)	2,803	(5,392)
Attributable to:
Bank shareholders (Equity holders of the Bank)	(3,781)	2,832	(5,180)
Non-controlling interest	19	(29)	(212)

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 26

CAPITAL REQUIREMENTS (BASEL)

Pursuant to the Chilean General Banking Law, the Bank must maintain a minimum ratio of effective equity to risk-weighted consolidated assets of 8% net of required provisions, and a minimum ratio of basic equity to consolidated total assets of 3%, net of required provisions. However, as a result of the Bank’s merger in 2002, the SBIF has determined that the Bank’s combined effective equity cannot be lower than 11% of its risk-weighted assets. Effective net equity is defined for these purposes as basic equity (capital and reserves) plus subordinated bonds, up to a maximum of 50% of basic equity.

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

According to Chapter 12-1 of the SBIF’s Recopilación Actualizada de Normas [Updated Compilation of Rules] effective January 2010, the SBIF changed existing regulation with the enforcement of Chapter B-3 from the Compendium of Accounting Standards, with changed the risk exposure of contingent allocations from 100% exposition to the following:

Type of contingent loan	Exposure

a) Pledges and other commercial commitments	100%
b) Foreign letters of credit confirmed	20%
c) Letters of credit issued	20%
d) Guarantees	50%
e) Interbank guarantee letters	100%
f) Available lines of credit	50%
g) Other loan commitments
- Higher Education Loans Law No. 20,027	15%
- Other	100%
h) Other contingent loans	100%

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 26

CAPITAL REQUIREMENTS (BASEL), continued:

The levels of basic capital and effective net equity at the close of each period are as follows:

	Consolidated assets (*)		Risk-weighted assets (***)
	As of December 31,		As of December 31,
	2012 MCh$	2011 MCh$	2012 MCh$	2011 MCh$

Balance-sheet assets (net of allowances)
Cash and deposits in banks	1,250,414	2,793,701	-	-
Cash items in process of collection	520,267	276,454	75,429	45,737
Trading investments	338,287	409,763	21,713	23,817
Investments under repurchase agreements	6,993	12,928	6,993	12,928
Financial derivative contracts (**)	937,291	1,158,023	830,133	807,233
Interbank loans	90,527	87,541	18,105	17,508
Loans and accounts receivable from customers	18,325,957	16,823,407	16,205,004	14,746,903
Available for sale investments	1,826,158	1,661,311	200,285	99,197
Investments in other companies	7,614	8,728	7,614	8,728
Intangible assets	87,347	80,739	87,347	80,739
Property, plant, and equipment	162,214	153,059	162,214	153,059
Current taxes	10,227	37,253	1,023	3,725
Deferred taxes	186,210	147,754	18,621	14,775
Other assets	656,200	546,470	402,547	426,822
Off-balance-sheet assets
Contingent loans	3,201,028	3,023,330	1,903,368	1,801,971
Total	27,606,734	27,220,461	19,940,396	18,243,142

(*)	Figures are presented as required by local regulations

(**)	“Financial derivative contracts” are presented at their “Credit Equivalent Risk” value as established in Chapter 12-1 of the RAN.

(***)	Risk-weighted assets are calculated according to Chapter 12-1 of the Recopilación Actualizada de Normas – RAN (updated compilation of rules) issued by the SBIF.

The levels of basic capital and effective net equity at the close of each period are as follows:

			Ratio
	As of December 31,		As of December 31,
	2012 MCh$	2011 MCh$	2012%	2011%

Basic capital	2,135,660	2,001,222	7.74	7.35
Effective net equity	2,735,316	2,687,393	13.72	14.73

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 27

NON-CONTROLLING INTEREST

This item reflects the net amount of the subsidiaries’ and special purpose entities net equity attributable to equity instruments which do not belong to the Bank either directly or indirectly, including the part that has been attributed to income for the period.

The non-controlling interest in the subsidiaries and the special purpose entities as of December 31, 2012 is summarized as follows:

				Other comprehensive income
As of December 31, 2012	Non- controlling %	Equity MCh$	Income MCh$	Available for sale investments MCh$	Deferred tax MCh$	Total other comprehensive income MCh$	Comprehensive income MCh$

Subsidiaries:

Santander Agente de Valores Limitada	0.97	656	84	1	-	1	85

Santander S.A. Sociedad Securitizadora	0.36	3	-	-	-	-	-

Santander S.A. Corredores de Bolsa	49.00	25,646	2,423	57	(12)	45	2,468
Santander Asset Management S.A. Administradora General de Fondos	0.02	10	4	-	-	-	4

Santander Corredora de Seguros Limitada	0.24	148	4	-	-	-	4

Subtotals		26,463	2,515	58	(12)	46	2,561

Special Purpose Entities:

Bansa Santander S.A.	100.00	2,127	1,098	-	-	-	1,098

Santander Gestión de Recaudación y Cobranzas Limitada	100.00	2,505	171	-	-	-	171

Multinegocios S.A.	100.00	244	93	-	-	-	93

Servicios Administrativos y Financieros Limitada	100.00	1,411	328	-	-	-	328

Servicios de Cobranzas Fiscalex Limitada	100.00	216	64	-	-	-	64

Multiservicios de Negocios Limitada	100.00	1,299	356	-	-	-	356

Subtotals		7,802	2,110	-	-	-	2,110

Total		34,265	4,625	58	(12)	46	4,671

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 27

NON CONTROLLING INTERESTS continued:

The non-controlling interest in equity and the subsidiaries and special purpose entities income as of December 31, 2011 is summarized as follows:

				Other comprehensive income
As of December 31, 2011	Non- controlling %	Equity MCh$	Income MCh$	Available for sale investments MCh$	Deferred tax MCh$	Total other comprehensive income MCh$	Comprehensive income MCh$

Subsidiaries:

Santander Agente de Valores Limitada	0.97	571	68	15	(3)	12	80

Santander S.A. Sociedad Securitizadora	0.36	3	-	-	-	-	-

Santander S.A. Corredores de Bolsa	49.00	27,378	4,077	206	(35)	171	4,248
Santander Asset Management S.A. Administradora General de Fondos	0.02	13	6	-	-	-	6

Santander Corredora de Seguros Limitada	0.24	143	7	-	-	-	7
Subtotals		28,108	4,158	221	(38)	183	4,341

Special Purpose Entities:

Bansa Santander S.A.	100.00	1,029	(613)	-	-	-	(613)

Santander Gestión de Recaudación y Cobranzas Limitada	100.00	2,335	616	-	-	-	616

Multinegocios S.A.	100.00	150	17	-	-	-	17

Servicios Administrativos y Financieros Limitada	100.00	1,083	426	-	-	-	426

Servicios de Cobranzas Fiscalex Limitada	100.00	152	37	-	-	-	37

Multiservicios de Negocios Limitada	100.00	944	290	-	-	-	290

Subtotals		5,693	773	-	-	-	773

Total		33,801	4,931	221	(38)	183	5,114

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 27

NON CONTROLLING INTERESTS continued:

The non-controlling interest in equity and the subsidiaries and special purpose entities income as of December 31, 2010 is summarized as follows:

				Other comprehensive income
As of December 31, 2010	Non- controlling %	Equity MCh$	Income MCh$	Available for sale investments MCh$	Deferred tax MCh$	Total other comprehensive income MCh$	Comprehensive income MCh$

Subsidiaries:

Santander Agente de Valores Limitada	0.97	489	23	34	(6)	28	51

Santander S.A. Sociedad Securitizadora	0.36	3	-	-	-	-	-

Santander S.A. Corredores de Bolsa	49.00	26,245	3,727	(117)	20	(97)	3,630
Santander Asset Management S.A. Administradora General de Fondos	0.02	14	6	-	-	-	6

Santander Corredora de Seguros Limitada	0.24	135	8	-	-	-	8
Subtotals		26,886	3,764	(83)	14	(69)	3,695

Special Purpose Entities:

Bansa Santander S.A.	100.00	1,643	(738)	-	-	-	(738)

Santander Gestión de Recaudación y Cobranzas Limitada	100.00	1,720	(1,650)	-	-	-	(1,650)

Multinegocios S.A.	100.00	133	37	-	-	-	37

Servicios Administrativos y Financieros Limitada	100.00	657	322	-	-	-	322

Servicios de Cobranzas Fiscalex Limitada	100.00	117	65	-	-	-	65

Multiservicios de Negocios Limitada	100.00	653	279	-	-	-	279

Subtotals		4,923	(1,685)	-	-	-	(1,685)

Total		31,809	2,079	(83)	14	(69)	2,010

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 28

INTEREST AND ADJUSTMENTS

This item refers to interest earned in the period from the financial assets whose return, whether implicitly or explicitly, is determined by applying the effective interest rate method, regardless of the value at fair value, as well as the reclassifications of products as a consequence of hedge accounting.

a)	For the years ended December 31, 2012, 2011 and 2010 the composition of income from interest and inflation adjustments, not including income from hedge accounting, is as follows:

	As of December 31,
	2012				2011				2010
Items	Interest MCh$	Inflation adjustments MCh$	Prepaid fees MCh$	Total MCh$	Interest MCh$	Inflation adjustments MCh$	Prepaid fees MCh$	Total MCh$	Interest MCh$	Inflation adjustments MCh$	Prepaid fees MCh$	Total MCh$

Repurchase agreements	4,796	(10)	-	4,786	5,448	(2)	-	5,446	2,041	105	-	2,146

Interbank loans	790	-	-	790	3,486	-	-	3,486	934	-	-	934

Commercial loans	698,925	78,762	4,924	782,611	596,171	121,704	4,462	722,337	473,559	65,972	3,089	542,620

Mortgage loans	227,994	123,297	11,401	362,692	205,288	181,966	10,524	397,778	188,940	101,979	5,415	296,334

Consumer loans	613,543	2,804	2,797	619,144	544,671	3,093	2,977	550,741	481,860	1,533	2,899	486,292

Investment instruments	95,732	2,011	-	97,743	89,823	9,371	-	99,194	47,512	13,194	-	60,706

Other interest income	19,880	3,037	-	22,917	7,569	4,281	-	11,850	6,176	1,026	-	7,202

Interest income	1,661,660	209,901	19,122	1,890,683	1,452,456	320,413	17,963	1,790,832	1,201,022	183,809	11,403	1,396,234

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 28

INTEREST INCOME AND EXPENSE, continued:

b)	For the years ended December 31, 2012, 2011 and 2010, the composition of interest and adjustments expense, excluding expense from hedge accounting, is as follows:

	As of December 31,
	2012				2011				2010
Items	Interest MCh$	Inflation adjustments MCh$	Prepaid fees MCh$	Total MCh$	Interest MCh$	Inflation adjustments MCh$	Prepaid fees MCh$	Total MCh$	Interest MCh$	Inflation adjustments MCh$	Prepaid fees MCh$	Total MCh$

Demand deposits	(3,601)	(535)	-	(4,136)	(1,283)	(658)	-	(1,941)	(511)	(378)	-	(889)

Repurchase agreements	(10,707)	9	-	(10,698)	(8,603)	(184)	-	(8,787)	(2,164)	(215)	-	(2,379)

Time deposits and liabilities	(456,348)	(45,743)	-	(502,091)	(351,009)	(86,772)	-	(437,781)	(169,875)	(51,784)	-	(221,659)

Interbank loans	(26,182)	(14)	-	(26,196)	(26,006)	(41)	-	(26,047)	(29,872)	(33)	-	(29,905)

Issued debt instruments	(172,138)	(64,006)	-	(236,144)	(170,756)	(98,374)	-	(269,130)	(132,415)	(55,124)	-	(187,539)

Other financial liabilities	(4,884)	(881)	-	(5,765)	(5,019)	(1,485)	-	(6,504)	(4,941)	(988)	-	(5,929)

Other interest expense	(2,366)	(3,435)	-	(5,801)	(2,372)	(7,195)	-	(9,567)	(109)	(6,098)	-	(6,207)
Interest expense total	(676,226)	(114,605)	-	(790,831)	(565,048)	(194,709)	-	(759,757)	(339,887)	(114,620)	-	(454,507)

c)	For the years ended December 31, 2012, 2011 and 2010, the composition of net interest income is as follows:

	For the years ended December 31,
	2012	2011	2010
Items	MCh$	MCh$	MCh$

Interest income	1,890,683	1,790,832	1,396,234
Interest expense	(790,831)	(759,757)	(454,507)

Interest income	1,099,852	1,031,075	941,727

Income from hedge accounting (net)	(57,118)	(58,775)	(2,008)

Total net interest income	1,042,734	972,300	939,719

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 29

FEES AND COMMISSIONS

This item includes the amount of fees and commissions accrued and paid during the year, except for those which are an integral part of the financial instrument’s effective interest rate:

	As of December 31,
	2012 MCh$	2011 MCh$	2010 MCh$

Fees and commissions income
Fees and commissions for lines of credits and overdrafts	9,296	11,602	15,603
Fees and commissions for guarantees and letters of credit	28,523	24,388	22,852
Fees and commissions for card services	127,437	122,900	107,047
Fees and commissions for management of accounts	28,755	28,725	27,011
Fees and commissions for collections and payments	56,472	61,803	60,136
Fees and commissions for intermediation and management of securities	11,272	13,072	10,882
Fees and commissions for investments in mutual funds or others	33,414	37,618	39,952
Insurance brokerage fees	32,499	34,066	32,783
Office banking	13,507	11,884	9,435
Other fees earned	19,252	16,983	12,482
Total	360,427	363,041	338,183

	As of December 31,
	2012 MCh$	2011 MCh$	2010 MCh$

Fees and commissions expense
Compensation for card operation	73,503	63,375	51,148
Fees and commissions for securities transactions	1,687	2,555	1,781
Office banking	12,026	9,617	7,603
Other fees	2,639	9,658	14,069
Total	89,855	85,205	74,601

Net fees and commissions income	270,572	277,836	263,582

The fees earned in transactions with letters of credit are recorded in the line item “Interest income” in the Consolidated Statements of Income.

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 30

NET INCOME FROM FINANCIAL OPERATIONS

This item includes the adjustments for changes in financial instruments, except for interest attributable to the application of the effective interest rate method for adjustments to asset values, as well as the income earned in purchases and sales of financial instruments.

As of December 31, 2012, 2011 and 2010, the detail of net income from financial operations is as follows:

	For the years ended December 31,
	2012 MCh$	2011 MCh$	2010 MCh$

Net income from financial operations
Trading derivatives	(104,344)	116,877	3,598
Trading investments	36,338	38,819	31,058
Sale of loans and accounts receivables from customers
Current portfolio (Note 11)	2,745	2,368	2,573
Charged-off portfolio (Note 11)	2,090	7,324	9,824
Available for sale investments	(1,764)	(3,356)	(8,319)
Other income from financial operations (*)	856	8,825	21

Total	(64,079)	170,857	38,755

(*)	In 2011, Banco Santander Chile sold all of its shares in Visa Inc. Their book value was Ch$ 1, generating a Ch$ 5,705 million profit.

NOTE 31

NET FOREIGN EXCHANGE INCOME

This item includes the income earned from foreign currency trading, differences arising from converting monetary items in a foreign currency to the functional currency, and those generated by non-monetary assets in a foreign currency at the time of their sale.

As of December 31, 2012, 2011 and 2010, the detail of foreign exchange income is as follows:

	For the years ended December 31,
	2012 MCh$	2011 MCh$	2010 MCh$

Currency exchange differences
Net profit (loss) from currency exchange differences	270,990	(257,986)	273,997
Hedging derivatives:	(120,610)	177,553	(215,721)
Income from inflation-indexed assets in foreign currency	(5,574)	4,632	(3,176)
Income from inflation-indexed liabilities in foreign currency	1,572	(859)	2,133
Total	146,378	(76,660)	57,233

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 32

PROVISION FOR LOAN LOSSES

a)	The 2012, 2011 and 2010 activity for provisions for loan losses recorded in the Consolidated Statements of Income is as follows:

As of December 31, 2012		Loans and accounts receivable from customers
	Interbank loans	Commercial loans		Mortgage loans	Consumer loans	Contingent loans		Total
	Individual MCh$	Individual MCh$	Group MCh$	Group MCh$	Group MCh$	Individual MCh$	Group MCh$	MCh$
Charged-off loans, net of provisions	-	(5,470)	(51,409)	(14,573)	(78,958)	-	-	(150,410)
Provisions established	(548)	(83,742)	(31,772)	(10,741)	(239,607)	(5,036)	(4,634)	(376,080)
Total provisions and charge-offs	(548)	(89,212)	(83,181)	(25,314)	(318,565)	(5,036)	(4,634)	(526,490)
Provisions released	400	20,716	16,624	7,449	38,471	2,017	4,106	89,783
Recovery of loans previously charged off	-	1,991	6,704	2,305	22,015	-	-	33,015
Net charge to income	(148)	(66,505)	(59,853)	(15,560)	(258,079)	(3,019)	(528)	(403,692)

  Charged-off loans, net of provisions:

	Loans and accounts receivable from customers
As of December 31, 2012	Commercial loans		Mortgage loans	Consumer loans
	Individual MCh$	Group MCh$	Group MCh$	Group MCh$	Total MCh$
Charged-off loans	26,481	67,734	17,508	259,857	371,580

Provisions used	(21,011)	(16,325)	(2,935)	(180,899)	(221,170)

Charged-off loans, net of provisions	5,470	51,409	14,573	78,958	150,410

		Loans and accounts receivable from customers
As of December 31, 2011	Interbank loans	Commercial loans		Mortgage loans	Consumer loans	Contingent loans		Total
	Individual MCh$	Individual MCh$	Group MCh$	Group MCh$	Group MCh$	Individual MCh$	Group MCh$	MCh$
Charged-off loans, net of provisions	-	(8,141)	(32,327)	(11,317)	(46,098)	-	-	(97,883)
Provisions established	(464)	(72,927)	(72,601)	(27,406)	(184,488)	(807)	(3,960)	(362,653)
Total provisions and charge-offs	(464)	(81,068)	(104,928)	(38,723)	(230,586)	(807)	(3,960)	(460,536)
Provisions released	507	41,741	26,582	7,645	25,185	2,818	4,096	108,574
Recovery of loans previously charged off (*)	-		7,216	16,135	12,474	-	-	35,825
Net charge to income	43	(39,327)	(71,130)	(14,943)	(192,927)	2,011	136	(316,137)

(*) During the last quarter, the Ministry for Housing and Urban Development (MINVU) made payments to pay charge-off mortgage loans belonging to the National Association of Saving and Loans (ANAP) for Ch$ 14,390 million.

Charged-off loans, net of provisions:

	Loans and accounts receivable from customers
As of December 31, 2011	Commercial loans		Mortgage loans	Consumer loans
	Individual MCh$	Group MCh$	Group MCh$	Group MCh$	Total MCh$
Charged-off loans	23,200	67,173	12,777	187,938	291,088
Provisions used	(15,059)	(34,846)	(1,460)	(141,840)	(193,205)
Charged-off loans, net of provisions	8,141	32,327	11,317	46,098	97,883

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 32

PROVISION FOR LOAN LOSSES

		Loans and accounts receivable from customers						Total
As of December 31, 2010	Interbank loans Individual MCh$	Commercial loans		Mortgage loans	Consumer loans Group MCh$	Contingent loans
		Individual MCh$	Group MCh$	Group MCh$		Individual MCh$	Group MCh$
								MCh$

Charged-off loans, net of provisions	-	(4,071)	(20,122)	(8,995)	(55,767)	-	-	(88,955)
Provisions established	(131)	(37,561)	(44,627)	(7,305)	(131,973)	(3,416)	(298)	(225,311)
Total provisions and charge-offs	(131)	(41,632)	(64,749)	(16,300)	(187,740)	(3,416)	(298)	(314,266)
Provisions released	119	10,828	8,683	952	7,135	1,936	219	29,872
Recovery of loans previously charged off	-		6,994	1,389	22,096	-	-	30,479
Net charge to income	(12)	(30,804)	(49,072)	(13,959)	(158,509)	(1,480)	(79)	(253,915)

Charged-off loans, net of provisions:

	Loans and accounts receivable from customers
As of December 31, 2010	Commercial loans		Mortgage loans	Consumer loans Group MCh$	Total MCh$
	Individual MCh$	Group MCh$	Group MCh$

Charged-off loans	12,541	58,266	14,550	121,558	206,915

Provisions used	(8,470)	(38,144)	(5,555)	(65,791)	(117,960)

Charged-off loans, net of provisions	4,071	20,122	8,995	55,767	88,955

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 33

PERSONNEL SALARIES AND EXPENSES

a)	Composition of personnel salaries and expenses

	As of December 31,
	2012 MCh$	2011 MCh$	2010 MCh$

Personnel compensation	188,563	173,540	157,578
Bonuses or gratifications	66,666	62,450	62,958
Stock-based benefits	1,747	2,261	2,042
Seniority compensation	8,966	8,424	6,275
Pension plans	452	1,207	941
Training expenses	2,423	2,176	1,616
Day care and kindergarten	2,487	2,367	1,960
Health funds	3,571	2,940	2,671
Welfare fund	397	447	440
Other personnel expenses	25,026	24,801	13,784
Total	300,298	280,613	250,265

b)	Share-based compensation:

Banco Santander Chile and Subsidiaries, regarding salaries, have designed variable compensation plans for their employees, linked to the achievement of goals and objectives, which is evaluated and rewarded on a quarterly and/or yearly basis. In addition, there are multi-year variable compensation plans aimed at keeping and motivating sellers. Their payment depends on the extent to which goals are achieved. Goals are individual and for a group, and measured in more than one year.

Long-term incentive policy

The Committee of Directors of Shareholders approved a long-term incentive plan. This plan focuses on the Santander Group’s executive directors and certain executive employees in Spain and other Santander Group companies.

Stock performance plan

It includes a multi-year incentive plan compensated in Banco Santander S.A. shares (Parent Company in Spain). The beneficiaries are Executive Directors, other Senior management members and other employees determined by the Directors Committee from the Parent Company or its deputy, the Executive Committee. These shares will be distributed if the following criteria are met:

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

This plan involves share cycles delivered to beneficiaries. Each cycle lasts three years therefore, each year a new cycle will begin and, since 2007 onwards, another cycle will end. The aim is to establish a proper sequence between the end of the incentive program linked to the previous plan and the following cycles of this plan.

a)

In June 2008 and 2010 the beginning of the third-cycle (PI11) and fourth-cycle (PI12) incentive plans was approved by the Parent Company. These new plans consist of three-year cycles and are linked to the fulfillment of the predetermined objectives. In 2010, the beginning of the plan (PI13) was approved. In 2011 the beginning of fifth cycle incentive plan (PI14) was approved. This new cycle has a standard term of three years and it has begun to impact on the Consolidated Statements of Income in 2010. In 2012, no new plan was approved.

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 33

PERSONNEL SALARIES AND EXPENSES, continued

For each cycle and beneficiary who remains employed at the Bank throughout the plan’s term, the shareholders determine a maximum number of shares that may be granted. The objectives to be fulfilled, which will determine the number of shares to be granted, were defined by comparing the Santander Group’s performance with that of a reference group of financial institutions. These objectives are linked to two parameters: Total Shareholder Return (TSR) and Increase in Earnings per Share (EPS), each of which has a 50% weighting in the determination of the percentage of shares to be granted.

The final number of shares to be granted in each cycle is determined by the degree of fulfillment of the objectives on the third anniversary of each cycle (with the exception of the first cycle, for which the second anniversary is used), and the shares will be delivered within seven months from the date the cycle ends. The TSR and the growth of EPS for Santander and the reference financial institutions will be calculated at that time, which will yield 50% of the percentage of shares to be granted according to the following scale and based on the relative position of Banco Santander S.A. (Parent Company in Spain).

The achievement of objectives chart for the I10, and I11 plans is as follows:

Santander’s position in the TSR Ranking	Maximum percentage of shares earned	Santander’s position in the EPS growth ranking	Maximum percentage of shares earned

1st to 6th	50.0%	1st to 6th	50.0%
7th	43.0%	7th	43.0%
8th	36.0%	8th	36.0%
9th	29.0%	9th	29.0%
10th	22.0%	10th	22.0%
11th	15.0%	11th	15.0%
12th and more	0.0%	12th and more	0.0%

For the I12 and I13 plans only TRS is measured:

Santander’s position in the TSR Ranking	Maximum percentage of shares earned

1st to 5th	100.00%
6th	82.50%
7th	65.00%
8th	47.50%
9th	30.00%
10th and more	0.00%

For the I14 plan only TRS is measured:

Santander’s position in the TSR Ranking	Maximum percentage of shares earned

1st to 5th	100.00%
6th	86.05%
7th	72.00%
8th	58.00%
9th	44.00%
10th	30.00%
11th to 17th	0.00%

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 33

PERSONNEL SALARIES AND EXPENSES, continued

If Banco Santander, S.A. is within the first quartile (including the 25th percentile) for each of the measures considered (TSR and EPS growth), the maximum percentage of shares will be earned; if it is at the median (including the 50th percentile), 30% of the maximum percentage of shares will be earned. If Banco Santander S.A. (Parent Company located in Spain) is below the median, all the share distributions will be voided.

b)

As of December 31, 2012 the abovementioned objectives for the I12 Plan were fulfilled and plans I13 and I14 are still valid. These plans have a cost of MCh$ 1,747 by ceded equity instruments, which was charged to income for the specific period in which beneficiaries provided services to Banco Santander Chile. This program had no diluting effects over non-controlling interest. This fair value was calculated as described:

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

	PI11%	PI12%	PI13%	PI14%
Expected volatility (*)	19.31	42.36	49.65	51.35
Historical annual dividend return	3.47	4.88	6.34	6.06
Risk-free interest rate	4.83	2.04	3.33	4.07

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

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 33

PERSONNEL SALARIES AND EXPENSES, continued

Below is a table which provides a detail of the compensation plans:

	Number of shares	Exercise price €	Group of employees	Number of individuals	Date of commencement of the benefit	Date of termination of benefit

Options granted Plan I11	1,057,204	-	Manager	161	07-01-2008	06-30-2011
Options granted Plan I11	71,042	-	Other non-managerial positions	53	07-01-2008	06-30-2011
Options granted Plan I12	327,882	-	Manager	157	07-01-2009	06-30-2012
Options granted Plan I12	36,848	-	Other non-managerial positions	76	07-01-2009	06-30-2012
Plans in force as of December 31, 2009	1,492,976

2010 Flow
Options granted Plan I11	557,772	-	Manager	167	07-01-2008	06-30-2011
Options granted Plan I11	31,171	-	Other non-managerial positions	47	07-01-2008	06-30-2011
Options granted Plan I12	564,339	-	Manager	170	07-01-2009	06-30-2012
Options granted Plan I12	43,787	-	Other non-managerial positions	63	07-01-2009	06-30-2012
Options granted Plan I13	310,902	-	Manager	166	07-01-2010	06-30-2013
Options granted Plan I13	65,148	-	Other non-managerial positions	68	07-01-2010	06-30-2013
Plans in force as of December 31, 2010	3,066,095

2011 Flow
Options granted Plan I11	315,716	-	Manager	174	07-01-2008	06-30-2011
Options granted Plan I11	16,868	-	Other non-managerial positions	47	07-01-2008	06-30-2011
Options granted Plan I12	591,686	-	Manager	157	07-01-2009	06-30-2012
Options granted Plan I12	79,631	-	Other non-managerial positions	77	07-01-2009	06-30-2012
Options granted Plan I13	650,474	-	Manager	166	07-01-2011	06-30-2013
Options granted Plan I13	136,303	-	Other non-managerial positions	68	07-01-2011	06-30-2013
Options granted Plan I14	268,318	-	Manager	147	07-01-2012	06-30-2014
Options granted Plan I14	27,185	-	Other non-managerial positions	82	07-01-2012	06-30-2014
Options exercised Plan I11	(1,930,691)	-	Manager	174	07-01-2008	06-30-2011
Options exercised Plan I11	(119,082)	-	Other non-managerial positions	47	07-01-2008	06-30-2011
Plans in force as of December 31, 2011	3,102,503

2012 Flow
Options granted Plan I12	601,101	-	Manager	157	07-01-2009	06-30-2012
Options granted Plan I12	63,254	-	Other non-managerial positions	77	07-01-2009	06-30-2012
Options granted Plan I13	501,456	-	Manager	166	07-01-2010	06-30-2013
Options granted Plan I13	129,076	-	Other non-managerial positions	114	07-01-2010	06-30-2013
Options granted Plan I14	508,144	-	Manager	147	07-01-2011	06-30-2014
Options granted Plan I14	46,810	-	Other non-managerial positions	82	07-01-2011	06-30-2014
Options exercise Plan I12	(2,085,008)	-	Manager	157	07-01-2009	06-30-2012
Options exercised Plan I12	(223,520)	-	Other non-managerial positions	77	07-01-2009	06-30-2012
Plans in force as of December 31, 2012	2,643,816

Plan I13	1,793,359
Plan I14	850,457

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

 NOTE 34

ADMINISTRATIVE EXPENSES

As of December 31, 2012, 2011 and 2010, the composition of the item is as follows:

	As of December 31,
	2012 MCh$	2011 MCh$	2010 MCh$

General administrative expenses
Maintenance and repair of property, plant and equipment	14,290	12,171	11,165
Office lease	24,113	22,386	18,875
Equipment lease	367	198	156
Insurance payments	2,420	2,562	1,740
Office supplies	5,796	6,354	6,693
IT and communication expenses	24,873	22,005	21,092
Lighting, heating, and other utilities	4,086	4,739	5,504
Security and valuables transport services	11,929	11,122	10,185
Representation and personnel travel expenses	5,101	4,548	4,024
Judicial and notarial expenses	8,609	7,203	6,466
Fees for technical reports	3,968	2,870	4,171
Fees for professional services	3,428	2,990	648
Other general administrative expenses	4,589	2,920	2,564
Outsourced services
Data processing	26,581	26,073	20,066
Other	14,781	12,487	10,017
Board expenses
Board members’ compensation	1,034	1,002	894
Board expenses	39	309	-
Marketing expenses
Marketing expenses	16,899	15,262	14,228
Taxes, payroll taxes, and contributions
Real state contributions	1,615	1,742	1,655
Patents	1,961	1,708	1,663
Other taxes	15	31	28
Contributions to SBIF	6,885	6,143	5,509

Total	183,379	166,825	147,343

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 35

DEPRECIATION, AMORTIZATION AND IMPAIRMENT

a)	The amounts of depreciation, amortization and impairment charges during the 2012, 2011 and 2010 periods are detailed below:

	As of December 31,
	2012 MCh$	2011 MCh$	2010 MCh$

Depreciation and amortization
Depreciation of property, plant, and equipment	(21,195)	(20,373)	(22,175)
Amortizations of Intangible assets	(35,174)	(33,093)	(27,228)
Total depreciation and amortization	(56,369)	(53,466)	(49,403)
Impairment of property, plant, and equipment	(90)	(116)	(4,925)
Total	(56,459)	(53,582)	(54,328)

As of December 31, 2012, the costs for Property, plant, and equipment impairment total Ch$ 90 million, mainly due to damage to ATMs (Ch$ 116 million as of December 31, 2011).

b)	The movement in the accumulated depreciation and amortization balances for 2012, 2011 and 2010 is as follows:

	Depreciation and amortization 2012
	Property, plant, and equipment MCh$	Intangible assets MCh$	Total MCh$

Balances as of January 1, 2012	(84,230)	(111,479)	(195,709)
Depreciation and amortization charges in the period	(21,195)	(35,174)	(56,369)
Sales and disposals in the period	275	-	275
Other	-	-	-
Balances as of December 31, 2012	(105,150)	(146,653)	(251,803)

	Depreciation and amortization 2011
	Property, plant, and equipment MCh$	Intangible assets MCh$	Total MCh$

Balances as of January 1, 2011	(64,376)	(78,329)	(142,705)
Depreciation and amortization charges in the period	(20,373)	(33,093)	(53,466)
Sales and disposals in the period	481	-	481
Other	38	(57)	(19)
Balances as of December 31, 2011	(84,230)	(111,479)	(195,709)

	Depreciation and amortization 2010
	Property, plant, and equipment MCh$	Intangible assets MCh$	Total MCh$

Balances as of January 1, 2010	(42,979)	(51,101)	(94,080)
Depreciation and amortization charges in the period	(22,175)	(27,228)	(49,403)
Sales and disposals in the period	778	-	778
Other	-	-	-
Balances as of December 31, 2010	(64,376)	(78,329)	(142,705)

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 36

OTHER OPERATING INCOME AND EXPENSES

a)	Other operating expenses are comprised of the following components:

	As of December 31,
	2012 MCh$	2011 MCh$	2010 MCh$

Income from assets received in lieu of payment
Income from sale of assets received in lieu of payment	2,654	5,629	1,556
Subtotals	2,654	5,629	1,556
Income from sale of investments in other companies
Gain on sale of investments in other companies	599	-	-
Subtotals	599	-	-
Other income
Leases	142	305	117
Income from sale of property, plant and equipment (1)	9,194	11,863	31,246
Recovery of provisions for contingencies	-	-	7,040
Compensation from insurance companies due to damages	262	437	3,175
Other	254	515	474
Subtotals	9,852	13,120	42,052

Total	13,105	18,749	43,608

(1) As of December 31, 2012 and 2011 the sale of branches is detailed as follows:

As of December 31, 2012	Number of offices	Book value MCh$	Selling price MCh$	Profit MCh$
August	2	361	1,045	684
September	9	4,578	9,485	4,907
October	4	704	1,274	570
December	2	714	3,117	2,403
Total	17	6,357	14,921	8,564

As of December 31, 2011	Number of offices	Book value MCh$	Selling price MCh$	Profit MCh$
March	1	48	165	117
November	6	5,504	13,556	8,052
December	1	685	3,609	2,924
Total	8	6,237	17,330	11,093

In July 2012, the profit from selling Transbank S.A. shares was Ch$ 599 million (see Note 13).

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 36

OTHER OPERATING INCOMES AND EXPENSES, continued:

b)	Other operating expenses are detailed as follows:

	As of December 31,
	2012 MCh$	2011 MCh$	2010 MCh$
Provisions and expenses for assets received in lieu of payment
Provisions for assets received in lieu of payment	7,546	10,050	3,594
Expenses for maintenance of assets received in lieu of payment	2,630	2,732	2,392
Subtotals	10,176	12,782	5,986

Credit card expenses
Credit card expenses	974	1,955	3,102
Credit card memberships	5,388	4,472	3,675
Subtotals	6,362	6,427	6,777

Customer services	8,674	8,965	7,756

Other expenses
Operating charge-offs (1)	8,366	9,884	4,843
Life insurance and general product insurance policies	7,211	6,524	5,703
Additional tax on expenses paid overseas	3,283	3,516	2,174
Provisions for contingencies	7,964	8,144	775
Other	7,601	7,966	11,388
Subtotals	34,425	36,034	24,883

Total	59,637	64,208	45,402

(1)	Includes Ch$ 1,566 million paid to our customers as compensation for the delay in fund transferring that took place on October 31, 2012.

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 37

TRANSACTIONS WITH RELATED PARTIES

In addition to Affiliates and associated entities, the Bank’s “related parties” include its “key personnel” from the executive staff (members of the Bank’s Board and the Managers of Banco Santander Chile and its Affiliates, together with their close relatives), as well as the entities over which the key personnel could exercise significant influence or control.

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

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 37

TRANSACTIONS WITH RELATED PARTIES, continued:

a)	Loans to related parties:

Below are loans and receivables, and contingent loans, corresponding to related entities:

	As of December 31,
	2012				2011				2010
	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Loans and accounts receivables

Commercial loans	46,790	668	2,910	57,723	39,708	663	2,234	62,512	36,966	670	2,478	14,015

Mortgage loans	-	-	15,089	-	-	-	15,657	-	-	-	15,157	-

Consumer loans	-	-	1,513	-	-	-	1,808	-	-	-	2,182	-
Loans and accounts receivables	46,790	668	19,512	57,723	39,708	663	19,699	62,512	36,966	670	19,817	14,015

Allowance for loan losses	(329)	(3)	(39)	(9)	(54)	(1)	(39)	(23)	(112)	(1)	(87)	(14)

Net loans	46,461	665	19,473	57,714	39,654	662	19,660	62,489	36,854	669	19,730	14,001

Guarantees	9	-	17,909	1,349	25,311	-	18,244	1,241	7,641	-	18,649	1,359

Contingent loans

Personal guarantees	-	-	-	-	-	-	-	-	-	-	-	-

Letters of credit	25,697	-	-	-	187	-	-	-	2,964	-	-	-

Guarantees	34,897	-	-	1,443	12,778	-	-	569	12,307	-	-	84

Contingent loans	60,594	-	-	1,443	12,965	-	-	569	15,271	-	-	84

Allowance for contingent loans	(15)	-	-	(2)	(63)	-	-	(1)	(1)	-	-	-

Net contingent loans	60,579	-	-	1,441	12,902	-	-	568	15,270	-	-	84

The activity of loans to related parties during the years 2012 and 2011 is shown below:

	As of December 31,
	2012				2011				2010

	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Opening balances as of January 1,	52,673	663	19,698	63,081	52,237	670	19,817	14,099	147,843	914	17,339	108,631

Loans granted	78,586	21	6,132	10,927	40,471	24	5,260	62,528	11,954	256	6,901	11,600

Loans payments	(23,875)	(16)	(6,318)	(14,842)	(40,035)	(31)	(5,379)	(13,546)	(107,560)	(500)	(4,423)	(106,132)

Balances as of December 31	107,384	668	19,512	59,166	52,673	663	19,698	63,081	52,237	670	19,817	14,099

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 37

TRANSACTIONS WITH RELATED PARTIES, continued:

b)	Assets and liabilities with related parties

	As of December 31,
	2012				2011				2010
	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Assets
Cash and deposits in banks	5,357	-	-	-	178,567	-	-	-	34,104	-	-	-

Trading investments	-	-	-	-	-	-	-	-	-	-	-	-

Investments under repurchase agreements	-	-	-	-	-	-	-	-	-	-	-	-

Financial derivative contracts	526,734	-	-	-	506,880	-	-	-	541,737	-	-	-

Available for sale investments	-	-	-	-	-	-	-	-	-	-	-	-

Other assets	4,339	-	-	-	4,617	-	-	-	22,072	-	-	-

Liabilities
Deposits and other demand liabilities	65,386	2,563	2,286	17,211	5,057	4,009	1,425	16,782	9,905	6,014	1,311	4,128

Obligations under repurchase agreements	92,862	-	-	-	137,191	-	-	-	47,636	-	-	-

Time deposits and other time liabilities	97,449	373	2,842	39,193	248,206	368	3,627	41,732	320,622	-	1,657	48,749

Financial derivative contracts	387,903	-	-	-	396,538	-	-	-	317,601	-	-	-

Issued debt instruments	67,368	-	-	-	1,683	-	-	-	9,392	-	-	-

Other financial liabilities	103,207	-	-	-	58,848	-	-	-	153,913	-	-	-

Other liabilities	1,241	-	-	-	1,339	-	-	-	2,782	-	-	-

c)	Income (expenses) recorded due to transaction with related parties

	For the years ended December 31,
	2012				2011				2010

	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Income (expense) recorded

Income and expenses from interest and inflation adjustments	(11,660)	54	948	(2,819)	(17,892)	54	1,289	(3,683)	(10,093)	55	1,279	7

Income and expenses from fees and services	(1,191)	59	114	214	387	38	110	196	70,359	48	102	93

Net income from financial operations and foreign exchange transactions (*)	241,424	-	(1)	107	38,744	-	5	392	86,457	-	(4)	4,098

Other operating revenues and expenses	643	-	-	-	519	-	-	-	(4,866)	-	-	-

Key personnel compensation and expenses	-	-	(30,999)	-	-	-	(32,773)	-	-	-	(29,879)	-

Administrative and other expenses	(23,121)	(20,461)	-	-	(13,303)	(25,509)	-	-	(20,738)	(21,777)	-	-

Total	206,095	(20,348)	(29,938)	(2,498)	8,455	(25,417)	(31,369)	(3,095)	121,119	(21,674)	(28,502)	4,198

(*)	It corresponds to derivative contracts used to financially cover exchange risk of assets and liabilities that cover positions of the Bank and its subsidiaries.

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 37

TRANSACTIONS WITH RELATED PARTIES, continued:

d)	Payments to Board members and key management personnel

The compensation received by the key management personnel, including Board members and all executives holding Manager positions, shown in the “Personnel salaries and expenses” and/or “Administrative expenses” items of the Consolidated Statements of Income, corresponds to the following categories:

	As of December 31,
	2012 MCh$	2011 MCh$	2010 MCh$

Personnel compensation	16,880	16,155	14,801
Board members’ salaries and expenses	1,034	1,002	894
Bonuses or gratifications	10,255	10,292	10,038
Compensation in stock	1,508	1,765	1,372
Training expenses	138	108	77
Seniority compensation	12	1,580	1,104
Health funds	289	272	242
Other personnel expenses	431	392	410
Pension plans	452	1,207	941
Total	30,999	32,773	29,879

e)	Composition of key personnel

As of December 31, 2012 and 2011, the composition of the Bank’s key personnel is as follows:

Position	No. of executives
	2012	2011	2010

Director	13	13	13
Division manager	19	18	18
Department manager	85	88	82
Manager	63	62	68
Total key personnel	180	181	181

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 37

TRANSACTIONS WITH RELATED PARTIES, continued:

f)	Stock-based benefits

The following table details the activity in stock-based benefits paid to the key personnel of the Bank and its Affiliates. The detail for each of these benefit plans is described in section b) of Note 33.

	Number of Shares	Exercise price €	Group of employees	Number of people	Date of commencement of the benefit	Date of termination of benefit

Options granted (Plan I11)	1,057,204	-	Manager	161	07-01-2008	06-30-2011
Options granted (Plan I12)	327,882	-	Manager	157	07-01-2009	06-30-2012
Plans in force on December 31, 2009	1,385,086

2010 Flow
Options granted (Plan I11)	557,772	-	Manager	167	07-01-2008	06-30-2011
Options granted (Plan I12)	564,339	-	Manager	170	07-01-2009	06-30-2012
Options granted (Plan I13)	310,902	-	Manager	166	07-01-2010	06-30-2013
Plans in force on December 31, 2010	2,818,099

2011 Flow
Options granted (Plan I11)	315,716	-	Manager	174	07-01-2008	06-30-2011
Options granted (Plan I12)	591,686	-	Manager	157	07-01-2009	06-30-2012
Options granted (Plan I13)	650,474	-	Manager	166	07-01-2010	06-30-2013
Options granted (Plan I14)	268,318	-	Manager	147	07-01-2011	06-30-2014
Options exercised (Plan I11)	(1,930,692)	-	Manager	174	07-01-2008	06-30-2011
Plans in force on December 31, 2011	2,713,601

2012 Flow
Options granted (Plan I12)	601,101	-	Manager	157	07-01-2009	06-30-2012
Options granted (Plan I13)	501,456	-	Manager	166	07-01-2010	06-30-2013
Options granted (Plan I14)	508,144	-	Manager	147	07-01-2011	06-30-2014
Options exercised (Plan I12)	(2,085,008)	-	Manager	157	07-01-2009	06-30-2012
Plans in force on December 31, 2012	2,239,294

Plan I13	1,462,832
Plan I14	776,462

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 38

PENSION PLANS

For this purpose, the Bank will match the voluntary contributions made by the beneficiaries for their future pensions with an equivalent contribution. The executives will be entitled to receive this benefit only when they fulfill the following conditions:

i.	Aimed at the Group’s management
ii.	The general requisite to apply for this benefit is that the employee must be carrying out his/her duties when turning 60 years old.
iii.	The Santander Group will take on insurance (pension fund) on your behalf that it will pay (contribution) periodically.
iv.	The Santander Group will be responsible for granting the benefits directly.

If the working relationship between the manager and the respective company ends, before s/he fulfills the abovementioned requirements, s/he will have no rights under this benefit plan.

In the event of the executive’s death or total or partial disability, s/he will be entitled to receive this benefit.

The Bank will make the contributions to this benefit plan on the basis of mixed collective insurance policies whose beneficiary is the Bank. The life insurance company with whom such policies are executed is not an entity linked or related to the Bank or any other Santander Group company.

Assets related to the plan by the end of the 2012 period total Ch$ 5,584 million (Ch$ 5,508 million in 2011).

The amount of the defined benefit plans has been quantified by the Bank, based on the following criteria:

1.	Calculation method:

Use of the credit unit projected method which considers each working year as generating an additional unit of rights over benefits and values each unit separately. It is calculated in function of the fund contributions considered as main parameter, factors associated with the legal annual pension limit, seniority, age and yearly income for each unit valued individually.

2.	Updated actuarial hypothesis:

Actuarial presuppositions with respect to demographic and financial variables are non-biased and mutually compatible with each other. The most significant actuarial hypotheses considered in the calculations were:

	Post- employment plans 2012	Post- employment plans 2011

Mortality charts	RV-2004	RV-2004
Termination of contract rates	5.0%	5.0%
Impairment chart	PDT 1985	PDT 1985

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 38

PENSION PLANS, continued:

Assets related to the pension fund contributed by the Bank into the Seguros Euroamérica insurance company with respect to defined benefit plans are presented as net of associated commitments

The period’s activity for post-employment benefits is as follows:

	As of December 31,
	2012 MCh$	2011 MCh$

Plan assets	5,584	5,508

Commitments for defined-benefit plans

For active personnel	(2,612)	(2,160)

Incurred by inactive personnel	-	-

Minus:

Unrealized actuarial (gain) losses	-	-

Balances at the year end	2,972	3,348

The period’s flow for post-employment benefits is as follows:

	As of December 31,
	2012 MCh$	2011 MCh$

a ) Fair value of plan assets

Balance at beginning of year	5,508	5,170

Expected yield of insurance contracts	326	403

Employer contributions	(250)	(65)

Actuarial (gain) losses	-	-

Premiums paid	-	-

Benefits paid	-	-

Fair value of plan assets at year end	5,584	5,508

b ) Present value of obligations

Present value of obligations at beginning of the year	(2,160)	(953)

Net incorporation of Group companies	-	-

Service cost	(452)	(1,207)

Interest cost	-	-

Curtailment/settlement effect	-	-

Benefits paid	-	-

Past service cost	-	-

Actuarial (gain) losses	-	-

Other	-	-

Present value of obligations at year end	(2,612)	(2,160)

Net balance at year end	2,972	3,348

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 38

PENSION PLANS, continued:

Plan expected profit:

	As of December 31,
	2012	2011

Expected yield from the plan’s assets	UF + 2.50% annual	UF + 2.50% annual

Yield expected from the reimbursement rights	UF + 2.50% annual	UF + 2.50% annual

Plan associated expenses:

As of December 31,
	2012 MCh$	2011 MCh$

Current period service expenses	452	1,207

Interest cost	-	-

Expected yield from the plan’s assets	(326)	(403)

Expected yield of insurance contracts linked to the Plan:	-	-

Extraordinary allocations	-	-

Actuarial (earn)/losses recorded in the period	-	-

Past service cost	-	-

Other	-	-
Total	126	804

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 39

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

Fair value is defined as the amount at which a financial instrument (asset or liability) could be delivered or settled, respectively, on a given date between two independent knowledgeable parties who act freely and prudently (i.e., not in a forced or liquidation sale). The most objective and customary reference for the fair value of an asset or liability is the quoted price that would be paid for it on a transparent organized market (“estimated fair value”).

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

Determination of fair value of financial instruments

Below is a comparison between the value at which the Bank’s financial assets and liabilities are recorded and their fair value as of December 31, 2012 and 2011:

	As of December 31,
	2012		2011
	Recorded amount MCh$	Financial fair value MCh$	Recorded amount MCh$	Financial fair value MCh$

Assets
Cash and deposits in banks	1,250,414	1,250,414	2,793,701	2,793,701
Cash items in process of collection	520,267	520,267	276,454	276,454
Trading investments	338,287	338,287	409,763	409,763
Investments under resale agreements	6,993	6,993	12,928	12,928
Financial derivative contracts	1,293,212	1,293,212	1,601,896	1,601,896
Loans and accounts receivable from customers and interbank loans (net)	18,416,604	20,682,904	16,946,314	18,296,667
Available for sale investments	1,826,158	1,826,158	1,661,311	1,661,311

Liabilities
Deposits and interbank borrowings	15,520,235	15,495,714	15,255,021	14,631,032
Cash items in process of being cleared	284,953	284,953	89,486	89,486
Obligations under repurchase agreements	304,117	304,117	544,381	544,381
Financial derivative contracts	1,146,161	1,146,161	1,292,402	1,292,402
Issued debt instruments and other financial liabilities	4,763,900	5,300,998	4,799,838	5,238,471

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

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 39

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued:

b)	Cash in process of collection, trading instruments, available for sale investment instruments, resale agreements, and securities loans

The estimated fair value of these financial instruments was determined through the use of market values or quotes by an available dealer, or the prices quoted on the market for similar financial instruments. Investments maturing in less than one year are valued at their recorded value because they are – in view of their short terms – deemed to have a fair value that does not significantly diverge from their recorded value. Following is a detailed explanation of valuation methods or techniques and related assumptions used to value our Level 2 available for sale securities:

Mortgage finance bonds, corporate notes, time deposits and pension bonds (financial instrument issued by the Chilean State underwritten by remaining funds in the old social security system):

The valuation technique is the discounted cash flow method. Rates (IRR) are obtained according to the following criteria:

• If on the day of the valuation, there are one or more sales/purchases in the Santiago Stock Exchange for a given instrument, the quoted price is the weighted average of that day.

• In the absence of such sales/purchases, the reported rate as presented by the external service is calculated using a base IRR from a similar instrument plus a “Spread Model” based on historical spreads for such similar instrument.

Constant Maturity Swap (CMS), Forward FX and Inflation Derivatives, Cross Currency Swap (CCS), Interest Rate Swap (IRS):

The valuation technique is the discounted cash flow method. The interest rates (local and foreign) and foreign exchange rates are obtained according to the following criteria:

•

With published market prices (interest rates and foreign exchange rates) a valuation curve is constructed using the bootstrapping method and then this curve is used to value the various derivatives (CMS, Forward FX and Inflation, CCC and IRS)

FX Options

The valuation technique for these instruments is the Black-Scholes model, adjusted for volatility smile. Prices (volatility) are provided by BGC Partners Inc. (a global brokerage company primarily servicing the wholesale financial and real estate markets) according to the following criteria:

•	With the published market prices, surface volatility is built in through interpolation and then these volatilities are used to value the options.

c)	Loans and accounts receivable from customers and interbank loans

The fair values of commercial loans, mortgages loans, credit cards and consumer loans are estimates made by performing a cash flow discount analysis, using the interest rates that are currently offered for loans with terms similar to those of clients having a similar credit quality. The fair value of loans past-due for 90 days or more is estimated by using a discounted market value analysis. For floating-rate loans whose interest rates change frequently (monthly or quarterly) and which are not subject to any significant change of credit risk, the estimated fair values are based on the carrying amounts.

d)	Deposits

Disclosed fair value of deposits that do not produce interests and saving accounts is the amount payable at reporting date and, therefore, equals the recorded amount. Fair value of time deposits is calculated by a discounted cash flow calculation that applies current interest rates from a market monthly maturity calendar.

e)	Short and long term issued debt instruments

Fair value of these instruments is calculated by a discounted cash flow (DCF) analysis based on market rates and using these for each of the portfolio’s terms.

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 39

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued:

f)    Financial derivative contracts

The estimated fair value of financial derivative contracts was calculated using the prices quoted on the market for financial instruments having similar characteristics.

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

Measurement of fair value and hierarchy

IAS 39 provides a hierarchy of reasonable value which separates the inputs and/or valuation technique assumptions used to measure the fair value of financial instruments. The hierarchy reflects the significance of the inputs used in making the measurement. The three levels of the hierarchy of fair values are the following:

Level 1:	In quoted prices on active markets for identical assets and liabilities.

Level 2:	Inputs other than the quoted prices included in Level 1 that are observable for assets or liabilities, either directly or indirectly.

Level 3:	Inputs for the asset or the liability that are not based on observable market data.

The hierarchy level within which the fair value measurement is categorized in its entirety is determined based on the lowest level of input that is significant to fair value the measurement in its entirety.

The best evidence of a financial instrument’s fair value at the initial time is the transaction price (Level 1).

In cases where quoted market prices cannot be observed, Management makes its best estimate of the price that the market would set using its own internal models which in most cases use data based on observable market parameters as significant input (Level 2) and, in very specific cases, significant inputs not observable in market data (Level 3).

Financial instruments at fair value and determined by quotations published in active markets (Level 1) include:

  - Chilean Government and Department of Treasury bonds

In the case instruments that cannot be totally observed in the market, price is established based on other observable prices (Level 2).

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 39

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued:

The following financial instruments are classified under Level 2:

Type of financial instrument	Model used in valuation	Description

• Mortgage and private bonds	Present value model

IRR are provided according to the following criterion: If, at the valuation day, there are one or more valid transactions at the Santiago Stock Exchange for a given nemotechnic, the reported rate is the weighted average by the amount of observed rates.

In case there are no valid transactions for a given financial instrument on valuation day, the reported rate is IRR base from a reference structure, plus a spread model based on historical spread for the same item or similar ones.

• Time deposits	Present value model

IRR are obtained according to the following criterion:

If, at the valuation day, there are one or more valid transactions at the Santiago Stock Exchange for a given nemotechnic, the reported rate is the weighted average by the amount of observed rates.

In case there are no valid transactions for a given nemotechnic on valuation day, the reported rate is IRR base from a reference structure, plus a spread model based on issuer curves.

• Constant Maturity Swaps (CMS), FX and Inflation Forward (Fwd) , Cross Currency Swaps (CCS), Interest Rate Swap (IRS)	Present value model	IRR are obtained according to this criterion: With published market prices, a valuation curve is created by the bootstrapping method and is then used to value different derivative instruments.

• FX Options	Black-Scholes

Formula adjusted by volatility smile Prices (volatility) are obtained according to this criterion:

With published market prices, a volatility surface is created by interpolation and then these volatilities are used to value options.

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 39

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued:

In limited occasions significant inputs not observable in market data are used (Level 3). To carry out this estimate, several techniques are used, including extrapolation of observable market data or a mix of observable data.

The following financial instruments are classified under Level 3:

Type of financial instrument	Model used in valuation	Description

• Caps/Floors/Swaptions	Black Normal Model for Cap/Floors and Swaptions	There is no observable input of implicit volatility.

• UF options	Black – Scholes	There is no observable input of implicit volatility.

• Cross currency swap with window	Hull-White	Hybrid HW model for rates and Brownian motion for FX. There is no observable input of implicit volatility.

• CCS (special contracts)	Implicit Forward Rate Agreement (FRA)	Start Fwd unsupported by MUREX (platform) due to the UF forward estimate.

• Cross currency swap, Interest rate swap, Call money swap in Tasa Activa Bancaria (Active Bank Rate) TAB,	Other	Validation obtained by using the interest curve and interpolating at flow maturities, but TAB is not a directly observable variable and is not correlated to any market input.

• Bonds (in our case, low liquidity bonds)		Valuated by using similar instrument prices plus an adjustment rate by liquidity.

The following table presents the assets and liabilities that are measured at fair value on a recurrent basis, as of December 31, 2012 and 2011:

	Fair value measurement
December 31, 2012	MCh$	Level 1 MCh$	Level 2 MCh$	Level 3 MCh$
Assets
Trading investments	338,287	334,756	3,531	-
Available for sale investments	1,826,158	1,020,904	803,895	1,359
Derivatives	1,293,212	-	1,231,422	61,790
Total	3,457,657	1,355,660	2,038,848	63,149
Liabilities
Derivatives	1,146,161	-	1,145,055	1,106
Total	1,146,161	-	1,145,055	1,106

	Fair value measurement
December 31, 2011	MCh$	Level 1 MCh$	Level 2 MCh$	Level 3 MCh$
Assets
Trading investments	409,763	409,763	-	-
Available for sale investments	1,661,311	1,305,876	353,466	1,969
Derivatives	1,601,896	-	1,520,382	81,514
Total	3,672,970	1,715,639	1,873,848	83,483
Liabilities
Derivatives	1,292,402	-	1,291,033	1,369
Total	1,292,402	-	1,291,033	1,369

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 39

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued:

The following table presents the Bank’s activity for assets and liabilities measured at fair value on a recurrent basis using unobserved significant entries (Level 3) as of December 31, 2012 and 2011:

	Assets MCh$	Liabilities MCh$
As of January 1, 2012	83,483	(1,369)
Total realized and unrealized profits (losses):
Included in statement of income	(19,724)	263
Included in comprehensive income	(610)	-
Purchases, issuances, and allocations (net)	-	-
As of December 31, 2012	63,149	(1,106)
Profits or losses included in income for 2012 that are attributable to change in unrealized profits (losses) related to assets or liabilities as of December 31, 2012	(20,334)	263

	Assets MCh$	Liabilities MCh$
As of January 1, 2011	104,308	(5,422)

Total realized and unrealized profits (losses):
Included in statement of income	(22,525)	4,053
Included in comprehensive income	1,700	-
Purchases, issuances, and allocations (net)	-	-

As of December 31, 2011	83,483	(1,369)
Total profits or losses included in income for 2011 that are attributable to change in unrealized profits (losses) related to assets or liabilities as of December 31, 2011	(20,825)	4,053

The realized and unrealized profits (losses) included in income for 2012 and 2011, in the assets and liabilities measured at fair value on a recurrent basis through unobservable market data (Level 3) are recorded in the Statement of Income in the line item.

The potential effect as of December 31, 2012 and 2011 on the valuation of assets and liabilities valued at fair value on a recurrent basis through unobservable significant entries (Level 3), generated by changes in the principal assumptions if other reasonably possible assumptions that are less or more favorable were used, is not considered by the Bank to be significant.

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 40

RISK MANAGEMENT

Introduction and general description

The Bank, due to its activities with financial instruments, is exposed to several type of risks. The main risks related to financial instruments that apply to the Bank are as follows:

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

-	Operating risk is a risk arising from human errors, system errors, fraud or external events which may damage the Bank’s reputation, may have legal or regulatory implications, or cause financial losses

This note includes information on the Bank’s exposure to these risks and on its objectives, policies, and processes involved in their measurement and management.

Risk management structure

All issues regarding risk in the Bank are the responsibility of the Bank’s Risk Department. The Risk Department reports to the CEO but has full independence, and no risk decisions can be made without its approval. All risks (credit, market and operational) are approved and measured by the Risk Department and reported simultaneously to local management and to Santander Spain’s Risk Department, which follows global risk levels. The frequency of reporting depends on the nature of the risk. In general, market risks are measured daily and other risks are reviewed weekly. Below is an organizational chart of the Risk Department:

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 40

RISK MANAGEMENT, continued:

Within this structure, the Board and senior management interact extensively with the Risk Department. Below is a description of how this interaction functions.

A.	Credit risk management structure:

Santander Chile’s governance rules have established the existence of two high-level comities to monitor and control credit risks.

1.	Executive Credit Committee

The Executive Credit Committee is comprised of the following Board members:

Board member	Position in Committee
Mauricio Larraín	Chairman
Oscar von Chrismar	Vice-Chairman
Vittorio Corbo	Second Vice-Chairman
Marco Colodro	Member
Roberto Zahler	Member
Raimundo Monge	Member

In addition, this committee also includes: the Corporate Director of Risk, the CEO, the Corporate Legal Counsel, the Manager of Global Banking, the Corporate Director of Human Resources and Administration (this is a newly-created position) and two senior members of the Credit Risk department, who present the loans being reviewed. The Executive Credit Committee meets weekly and performs the following main functions:

-	Reviews the main client exposures by: economic sector, geography, type of risk and segment.
-	Supervises and review the main credit risk indicators (NPLs, coverage, impaired loans, etc.).
-	Takes notes, analyzes and follows up on the observations and recommendations of the regulatory bodies and the external and internal auditors on credit-risk-related issues.
-	Reviews the loan positions reviewed by the Senior Credit Committee above US$10 million and approves those loan positions greater than US$40 million.

The Credit Risk Department must present to the Board on a monthly basis. In this presentation all loans above US$5 million that were granted in the previous month must be reviewed. In addition, any other theme or subject of importance regarding credit risk is also presented (for example a proposal to change a provisioning model must be presented and approved by the Board). Finally, at least once a year, the Credit Risk Department presents a report to assure the Board that our loan loss allowances are adequate for all known and estimated incurred losses.

2.	Credit Risk Committee

The Credit Risk Committee is comprised of the CEO, the Corporate Director of Risk, the Managing Director of Commercial Banking, the Managers of the various business segments, the Managers of Admission, Follow-up and Recoveries and the Financial Controller. The Risk Committee meets weekly and performs the following functions:

-

Reviews the evolution and maintenance of the expected quality of the various loan books by business segment with a focus on loan growth, non-performing loans (different stages of non-performance), loan loss allowance levels, evolution of charge-offs, review of clients in special situations, performance against the budget and performance of credit risk initiatives adopted throughout the year.

-	Takes notes, analyzes and follows up on the observations and recommendations of the regulatory bodies and the impact these will have on results and product strategies.
-	Opens debates between the risk and commercial areas on credit risk related issues.

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 40

RISK MANAGEMENT, continued:

Role of Santander Spain’s Global Risk Department: Credit Risk

In matters regarding Credit Risk, Santander Spain’s Global Risk Department has the following role:

-

All credit risks greater than US$40 million (US$60 million for financial institutions) after being approved locally are reviewed by Santander Spain. This additional review also ensures that no global exposure limit is being breached.

-	In standardized risks, the consumer and mortgage scoring models are developed locally but are reviewed and approved by Santander Spain’s Global Risk Department.
-

For each scoring model, a Monthly Risk Report is prepared, which is reviewed locally and is also sent to Santander Spain’s Global Risk Department. This report includes the evolution of basic credit risk parameters such as: loan amounts, nonperformance, charge offs and provisions.

-

Monthly, the Controller of the Risk Department sends a report to Santander Spain’s Global Risk Department covering all the main indicators regarding credit risk and the evolution of credit risk as compared to the budgeted levels.

B.	Market risk management structure:

The main decisions that relate to market risk for the Bank and the limits regarding market risk are made in the Asset and Liability Committee and the Market Committee. The measurement and oversight of market risks is performed by the Market Risk Department. Below is a list of the main reports produced by the Market Risk Department and who they are addressed to:

Report	Unit	Objective	Addressed to:	Periodicity
Daily Global Report	Market risks	Give a global vision of the market, positions, risks, sensitivity, vision and alerts of the trading and non-trading positions	Market Risk (local and global), Senior Management, Internal Auditors	Daily
Stress Test	Market risks	Stress test report over the Bank’s trading and ALCO books	Market Risk (local and global), Senior Management, Internal Auditors	Monthly
Sensitivity Analysis	Market risks	Sensitivity analysis of the ALCO book	Market Risk (local and global), Senior Management, Internal Auditors	Daily
Fixed income positions	Market risks	Fixed income positions and general information	Market Risk (local and global), Senior Management, Internal Auditors	Daily
Interest rate gap	Market risks	Interest rate gap sensitivity and limit levels	Market Risk (local and global), Senior Management, Internal Auditors	Monthly
Liquidity gap	Market risks	Liquidity levels and limits	Market Risk (local and global), Senior Management, Internal Auditors	Monthly
Market report	Market risks	Main market indicators and evolution	Market Risk (local and global), Senior Management, Internal Auditors	Daily
VaR	Market risks	VaR position and limits	- Market risk (local and global) and Senior Management	Daily
Trading Portfolio Limits	Market risks	Trading book evolution, instruments and limits	Market Risk (local and global), Senior Management, Internal Auditors	Daily
Largest depositors	Market risks	Largest 20 and largest 50 depositors	- Market risk (local and global) and Senior Management	Weekly
Follow-up report	Market risks	summary of Market risk infomation for Senior Management	Market Risk (local and global), Senior Management (local and global), Internal Auditors	Monthly
Liquidity stress-test	Market risks	Liquidity stress test simulation	Market Risk (local and global), Senior Management, Internal Auditors	Quarterly
Interest rate risk	Market risks	Interest rate risk report, limits and estimates of results form interest rate risk	- Market risk (local and global), Manager of Global banking and markets, Manager of Treasury, Manager of Market Making and Prop Trading	Daily
Backtesting	Market risks	Backtesting of VaR estimates to actual results	Market Risk (local and global), Senior Management, Internal Auditors	Weekly
PNL Treasury	Market risks	Treasury income statement	- Market risk (local and global), Manager of Global banking and markets, Manager of Treasury, Manager of Market Making and Prop Trading	Daily

Santander Chile’s governance rules have established the existence of two high-level committees that, among other things, function to monitor and control market risks.

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 40

RISK MANAGEMENT, continued:

1.	Asset and Liability Committee

The Asset and Liabilities Management Committee includes the Chairman of the Board and five additional members of the Board, the Chief Executive Officer, the Corporate Financial Controller, the Manager of the Financial Management Division, the Manager of Market Risk, the Manager of the Treasury Division, and other senior members of management. The ALCO meets monthly. All limits reviewed by the ALCO are measured and prepared by the Market Risk Department. The non-Board members of the ALCO meet weekly to review liquidity, funding, capital and market risk related matters.

Board member	Position in Committee
Mauricio Larraín	Chairman
Oscar von Chrismar	Vice-Chairman
Vittorio Corbo	Second Vice-Chairman
Marco Colodro	Member
Roberto Zahler	Member
Raimundo Monge	Member

The main functions of the ALCO are:

-	Making the most important decisions regarding interest rate risk, funding, capital and liquidity levels. The main limits set and monitored by the ALCO (and measured by the Market Risk Department) are:

-	Review of the Bank’s main gaps (foreign currency and inflation gap).

-	Review of the evolution of the most relevant local and international markets and monetary policies.

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 40

RISK MANAGEMENT, continued:

2.	Market Committee

The Market Committee includes the Vice-Chairman of the Board, three additional members of the Board, the Chief Executive Officer, the Manager of Global Banking and Markets, the Manager of the Treasury Division, the Manager of the Financial Management Division, the Manager of Market Risk, the Financial Controller and other senior members of management.

Board member	Position in Committee
Oscar von Chrismar	Chairman
Roberto Zahler	Vice-Chairman
Vittorio Corbo	Second Vice-Chairman
Mauricio Larraín	Member
Marco Colodro	Member

The Market Committee is responsible for:

-	Establishing a strategy for the Bank’s trading portfolio.

-

Establishing the Bank’s policies, procedures and limits with respect to its trading portfolio. The Bank’s Market Risk Department measures all risks and limits and reports these to the Market Committee.

-	Reviewing the evolution of the most relevant local and international markets and monetary policies.

Role of Santander Spain’s Global Risk Division: Market Risk

In matters regarding Market Risk, the role of Santander Spain’s Global Risk Department is to define certain global policies, guidelines and procedures regarding market risk. The information produced by our local Market Risk Department is standardized for the whole group in order to facilitate a consolidation of risks being taken on a global basis. They review daily the consumption of limits and provide valuable input on the evolution of markets, especially regarding the Eurozone.

C.	Operational risk management structure:

All issues regarding operational risks in the Bank fall under Operational Risk Department that reports to the Risk Department. Below is an organization chart of this department.

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 40

RISK MANAGEMENT, continued:

All operational risks are measured in this Department and reported simultaneously to local management and the Board through various channels.

1.	Audit Committee

Monthly, the Director of Risk and the Manager of Operational Risk inform the Audit Committee of the most important events regarding operational risks. In addition, the Audit Committee also has the role of establishing the main policies and strategies regarding operational risk. The periodic reviews performed by the different operational risk committees are submitted to the Audit Committee, where senior level executive and the board are informed of these events.

The Audit Committee is comprised of the following Board members:

Board member	Position in Committee
Carlos Olivos	Chairman
Víctor Arbulú Crousillat	First Vice Chairman and Financial Expert
Lisandro Serrano	Second Vice Chairman
Juan Pedro Santa Maria	Secretary

2.	Integral Risk and Internal Control Committee

The Integral Risk and Internal Control Committee was created as the governing body through which members of the Board, the CRO and senior executives review, among other matters, operational risk topics. See below for more detail of this committee.

Role of Santander Spain’s Global Risk Division: Operational Risk

In matters regarding operational risk, Santander Spain’s Global Risk Department’s role is to define certain global policies, guidelines and procedures regarding operational risk. The Corporate Operational Risk Committee is the main body in which the different units of Santander discuss and review the major operational risk events and policies.

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 40

RISK MANAGEMENT, continued:

D. Integral Risk and Internal Control Committee, Board Risk Committee and Chief Risk Officer (CRO):

In 2012, in order to further strengthen the Board’s control over risks, the position of Chief Risk Officer was created with direct reporting to the Board. The functions of the CRO will be to:

- Propose to the Board the general guidelines and risk limits to be assumed by the Bank.

- Coordinate the requirements of regulators and the Bank’s internal and external auditors.

- Identify possible emerging risks and changes in the risk profiles being assumed by the Bank.

1.	Integral Risk and Internal Control Committee

The Integral Risk and Internal Control Committee was created as the governing body through which members of the Board, the CRO and senior executives review the main risks the Bank faces on an integrated basis and the main body through which risks are discussed with and communicated to senior level executives, Board members and the CEO. The main risks reviewed, discussed and analyzed are:

- Credit risk

- Market risk

- Operational risk

- Solvency risk (BIS)

- Legal risks

- Compliance risks

- Reputational risks

The members of this committee are:

ROLE	Member	Title

President	Claudio Melandri	CEO
1st vice-President	Oscar von Chrismar	2nd vice-Chairman of the board
2nd vice-President	José Manuel Manzano	Chief Risk Officer
Secretary	Gabriel Montoya	Financial Controller
Member	Marco Colodro	Board Member
Member	Miguel Mata	Chief Financial Officer
Member	Cristian Florence	General Counsel
Member	Juan Fernández	Manager Quality & Transparency
Member	Luis Camarena	Corporate Director of Risk
Member	Francisco Murillo	Corporate Director of Human Resources and Administration
Member	Cristián Cáceres	Internal Control (SOX)
Member	Angel Rebolledo	Manager of Administration & Systems
Member	Osvaldo Alvarez	Manager Market Risk
Member	Fernando Cloppet	Corporate Director of Commercial Banking
Member	Fred Meller	Corporate Director Global Banking & Markets

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 40

RISK MANAGEMENT, continued:

2.	Risk Committee

The Risk Committee is comprised of the following Board members:

Board member	Position in Committee
Oscar von Chrismar	Chairman
Marco Colodro	Member
Vittorio Corbo	Member
Roberto Méndez	Member
Raimundo Monge	Member
Juan Pedro Santa María	Member

The Risk Committee is responsible for revising and following all risks that may affect us, including reputation risk, allowing for an integral risk management. This committee serves as the governing body through which the Board supervises the CRO. It also evaluates the reasonability of the systems for measurement and control of risks. This Committee includes the Vice Chairman of the Board and five Board members. Furthermore, the Board Risk Committee was created, and is comprised of the Vice-Chairman of the Bank and four independent board members.

Credit risk

Credit risk: this is the risk of one of the parties to a financial instrument failing to meet its contractual obligations for reasons of insolvency or inability of the individuals or legal entities in question, causing a financial loss on the other party. To manage credit risks, the Bank consolidates all elements and components of credit risk exposure (e.g. individual delinquency risk, innate risk of a business line or segment, and/or geographical risk).

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

-

Establish the structure to approve and renew credit applications. The Bank structures credit risks by assigning limits to the concentration of that risk in terms of individual debtors, debtors groups, industry segment and country. Approval levels are assigned to the correspondent officials of the business unit (commercial, consumer, SMEs) to be controlled permanently by management. In addition, those limits are revised constantly. Teams in charge of risk evaluation at branch level interact on a regular basis with customers; however, for large operations, the head office risk teams and even the CEC, work directly with customers to assess credit risks and prepare risk requests. Moreover, Banco Santander Spain participates in the process to approve larger credits; for example, to customers or economical groups with debts over USD 40 million.

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

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 40

RISK MANAGEMENT, continued:

When preparing a credit application for a corporate customer, the Bank verifies several parameters such as debt service capacity (generally including future cash flows), customer’s financial record and/or projections for their economic area. The risk division is closely involved in this process. All applications include an analysis of the customer’s strengths and drawbacks, a classification and a recommendation. Credit limits are not established over customers’ outstanding balances but on the direct and indirect credit risk of the financial group. For example, a corporation would be evaluated together with subsidiaries and affiliates.

Consumer loans are evaluated and approved by their respective risk divisions (individual, PYME), and the evaluation process is based on an evaluation system known as Garra (Hook) (Banco Santander) and Syseva (Santander Banefe). Both of these processes are decentralized, automated, and based on a scoring system that includes the credit risk policies adopted by the Bank’s Board. The loan application process is based on a collection of information to determine the customer’s financial condition and payment capacity. The parameters used to evaluate an applicant’s credit risk include several variables, such as: income level, duration of current employment, indebtedness and credit bureau reports.

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

In the case of loan commitments, the Bank is potentially exposed to losses for an amount equivalent to the amount unused of the commitment. However, the expected loss amount is lower than the commitment’s unused amount. The Bank controls the maturity term of credit lines since generally, long-term obligations have a larger credit risk than short-term ones.

Maximum credit risk exposure

For financial assets recorded in the Consolidated Statements of Financial Position, risk exposure equals their book amount. For ceded financial bonds, maximum exposure to credit risk equals the maximum amount the Banks would have to pay if the bond is executed.

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 40

RISK MANAGEMENT, continued:

Below is the distribution by financial asset of the Bank’s maximum exposure to credit risk as of December 31, 2012 and 2011, without deduction of collateral or credit improvements received:

		As of December 31,
	Note	2012 Amount of exposure MCh$	2011 Amount of exposure MCh$

Cash and deposits in banks	5	1,250,414	2,793,701
Cash items in process of collection	5	520,267	276,454
Trading investments	6	338,287	409,763
Investments under repurchase agreements	7	6,993	12,928
Financial derivative contracts	8	1,293,212	1,601,896
Loans and accounts receivable from customers and interbank loans (net)	9 and 10	18,416,604	16,946,314
Available for sale investments	12	1,826,158	1,661,311

Off-balance commitments:
Letters of credit issued	24	199,420	184,649
Foreign letters of credit confirmed	24	113,878	52,889
Guarantees	24	1,046,114	920,986
Available credit lines	24	4,933,335	4,673,525
Personal guarantees	24	139,059	147,081
Other irrevocable credit commitments	24	63,828	95,150
Total		30,147,569	29,776,647

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 40

RISK MANAGEMENT, continued:

The following table shows loan portfolio information as set forth in our internal scoring policy, described in Note 01 p) “Provisions for individual loans” as of December 31, 2012 and 2011:

	December 31,
Category Individualized business	2012				2011
	Individual	Percentage	Allowance	Percentage	Individual	Percentage	Allowance	Percentage
	MCh$	%	MCh$	%	MCh$	%	MCh$	%

A1	2,114,853	11.15	1,306	0.24	1,510,801	8.67	397	0.08
A2	4,119,414	21.72	14,853	2.70	3,927,846	22.53	6,113	1.25
A3	1,037,593	5.47	26,279	4.78	818,039	4.69	6,763	1.38
B	287,897	1.52	23,095	4.20	269,260	1.54	8,146	1.67
C1	45,104	0.24	902	0.16	28,888	0.17	578	0.12
C2	30,796	0.16	3,080	0.56	26,896	0.15	2,690	0.55
C3	34,685	0.18	8,672	1.58	47,494	0.27	11,873	2.43
C4	28,246	0.15	11,298	2.05	40,879	0.23	16,352	3.35
D1	36,545	0.19	23,754	4.32	36,163	0.21	23,506	4.81
D2	46,246	0.24	41,622	7.57	40,600	0.23	36,280	7.43
Subtotal	7,781,379	41.02	154,861	28.16	6,746,866	38,69	112,698	23.07

	Group MCh$	Percentage %	Allowance MCh$	Percentage %	Group MCh$	Percentage %	Allowance MCh$	Percentage %
Commercial
Normal portfolio	2,380,961	12.55	33,821	6.15	2,212,368	12.69	36,394	7.45
Default portfolio	417,254	2.20	62,117	11.29	416,039	2.39	60,721	12.43
Subtotal	2,798,215	14.75	95,938	17.44	2,628,407	15.08	97,115	19.88
Mortgage
Normal portfolio	5,042,551	26.59	17,485	3.18	4,915,967	28.20	17,962	3.68
Default Portfolio	229,030	1.21	18,505	3.36	199,696	1.15	17,671	3.62
Subtotal	5,271,581	27.80	35,990	6.54	5,115,663	29.35	35,633	7.30
Consumer
Normal portfolio	2,722,492	14.36	126,493	23.00	2,522,156	14.46	93,243	19.09
Default Portfolio	392,985	2.07	136,766	24.86	421,690	2.42	149,779	30.66
Subtotal	3,115,477	16.43	263,259	47.86	2,943,846	16.88	243,022	49.75
Total portfolios	18,966,652	100.00	550,048	100.00	17,434,782	100.00	488,468	100.00

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 40

RISK MANAGEMENT, continued:

Regarding the individual evaluation portfolio, the different categories correspond to:

-

A Categories or Normal Portfolios. Constituted by debtors with a payment capacity that allows them to fulfill their financial obligations and commitments and who, according to their financial situation, are not likely to change this condition in the short term.

-

B Categories or Substandard Portfolio. Includes debtors with financial difficulties or whose payment capacity has been diminished and about whom the Bank has considerable doubts about the total reimbursement of the capital and interest within the agreed terms, showing they are slightly tight regarding their financial obligations in the short term.

-	C and D Categories or Default Portfolio. Constituted by those debtors the Bank consider remote reimbursement since they have an impaired or null payment capacity.

Regarding group evaluation portfolios, all of the operations compounding them are evaluated together.

See Note 32 for the detail of the Bank’s impaired loans and their provisions. Also, see Note 21 for a detail of the maturity of the Bank’s financial assets.

Exposure to credit risk in foreign derivative contracts

As of December 31, 2012, the Bank’s foreign exposure including the counterpart risk in the derivative instruments’ portfolio was USD 1,275 or 2.4% of assets. In the table below, exposure to derivative instruments is calculated by using the equivalent credit risk; which equals the replacement carrying amount plus the maximum potential value, considering the cash collateral that minimizes exposure.

Below, there are additional details regarding our exposure to Spain and Italy, since they are classified above 1 and where most of our exposure to categories other than 1 is. We have no sovereign exposures to Spain or Italy. Below we detail exposure to Italy and Spain as of December 31, 2012, considering fair value of derivative instruments.

Country	Classification	Derivative instruments (market adjusted) MUSD	Deposits MUSD	Loans MUSD	Financial investments MUSD	Exposure Total (*) MUSD
Spain	2	19.22	24.47	0.00	0.00	43.69
Italy	2	73.51	4.59	0.00	0.00	78.10
Total		92.73	29.06	0.00	0.00	121.79

(*)	The total amount of this exposure to derivative instruments must be compensated daily with collateral and, therefore, the net credit exposure is USD 0.

Our exposure to Spain within the group is as follows:

Counterpart	Country (**)	Classification	Derivative instruments (market adjusted) MUSD	Deposits MUSD	Loans MUSD	Financial investments MUSD	Exposure Total (*) MUSD
Banco Santander Spain	Spain	2	19.22	24.47	0.2	0.0	0.0

(*)	The total amount of this exposure to derivative instruments must be compensated daily with collateral and, therefore, the net credit exposure is USD 0.

(**)	We have included our exposure to Santander branches in New York and Hong Kong as exposure to Spain.

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 40

RISK MANAGEMENT, continued:

Impairment of other financial instruments

As of December 31, 2012 and 2011, the Bank had no significant impairment of its financial assets other than loans and accounts receivable

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

Procedures for management and valuation of securities are compiled in the internal policies of risk management. Said policies set the basic policies for credit risk management, including the management of securities received in customers’ operations. In this sense, the risk management model includes valuating the existence of adequate and sufficient guarantees that allow recovering the credit when the debtor’s circumstances prevent them from fulfilling their obligations.

The procedures used for the valuation of security interests conform to best market practices, which provide for the use of appraisals for mortgage securities, market prices for stock securities, value of the interest for investment funds, etc. All collateral received must be properly documented and registered in the appropriate registry, and must be approved by the Bank’s legal divisions.

In addition, the Bank has classification tools that allow it to group the credit quality of transactions or customers. To study how this probability varies, the Bank has historical record databases that keep the internally generated information. Classification tools vary according to the analyzed customer (commercial, consumer, SMEs, etc.).

Below is the detail of security interests provided to the Bank as of December 31, 2012 and 2011.

	As of December 31,
	2012 MCh$	2011 MCh$
Non-impaired financial assets:
Properties/mortgages	11,462,572	8,285,570
Investments and others	869,036	716,735
Impaired financial assets:
Properties/mortgages	1,145,721	622,723
Investments and others	105,903	102,906
Total	13,583,232	9,727,934

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 40

RISK MANAGEMENT, continued:

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

The Bank’s approach to liquidity management is to ensure, to the extent possible, that it has enough liquidity to fulfill its obligations to maturity, in normal circumstances and stress conditions, without assuming unacceptable debts or risking the Bank’s reputation. The Board establishes limits in a minimal part of available funds close to maturity to fulfill said payments and over a minimum level of interbank operations and other loan facilities that should be available to cover transfers at unexpected demand levels. This is constantly reviewed. On the other hand, the Bank must comply with the regulation limits established by the SBIF for maturity mismatches.

These limits affect the asymmetries of future flows of income and outlays on an individual basis. They are:

i.	mismatches of up to 30 days for all currencies, up to the amount of basic capital;
ii.	mismatches of up to 30 days for foreign currencies, up to the amount of basic capital; and
iii.	mismatches of up to 90 days for all currencies, twice the basic capital.

The Financial Management Division receives information from all business units about the liquidity profile of its financial assets and liabilities in addition to details from other future cash flows that arise from future businesses. Based on this information, the Financial Management Division keeps a short-term liquid assets portfolio, mainly composed of liquid investments, interbank loans and advanced payments, to guarantee that the Bank has enough liquidity. Liquidity needs of business units are fulfilled through short-term transfers from Treasury to cover any short-term variation and long-term financing to address all structural liquidity requirements.

The Bank monitors its liquidity position daily to establish future flows of inflow and outflow. At each month’s closing, stress tests are carried out for which a variety of scenarios are used, from normal market conditions to fluctuations. Liquidity policy and procedures are subjected to review and approval of the Bank’s Board. There are periodical reports detailing the Bank’s and its subsidiaries’ liquidity position, including any exception and adopted correcting measures, which are also reviewed periodically by the ALCO.

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

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 40

RISK MANAGEMENT, continued:

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

The following table sets forth the balance of our liquidity portfolio managed by our Financial Management Division in the manner in which it is presented to the Asset and Liability Committee (ALCO) and the Board. The ALCO has determined that our liquidity portfolio must be comprised of cash plus assets that can be readily convertible into cash either through the Chilean Central Bank window, overnight deposits or instruments or the local secondary market. The management of the Bank’s liquidity portfolio is performed by the Financial Management Division under rules determined by the ALCO.

	As of December 31,
	2012 MCh$	2011 MCh$
Financial investments for trading	338,287	409,763
Available for sale investments	1,826,158	1,661,311
Encumbered assets (net) (1)	(151,620)	(348,961)
Net cash (2)	(195)	27,839
Net Interbank deposits (3)	875,537	1,714,013
Total liquidity portfolio	2,888,167	3,463,965

(1)	Assets encumbered through repurchase agreements are deducted from the liquidity portfolio
(2)	Cash minus reserve requirements
(3)	Includes overnight deposits in Central Bank, domestic banks and foreign banks

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 40

RISK MANAGEMENT, continued:

Exposure to liquidity risk

One of the key measures the Bank uses for its liquidity risk management is providing net liquid assets to customers’ deposits. To do this, net liquid assets must include cash, cash equivalents and debt investments with an active and liquid market, minus interbank deposits, issued fixed rate securities, loans and other securities that mature next month. A similar, yet not identical measure is used as a calculation to measure the Bank’s default with the liquidity limit established by the SBIF, in which the Bank establishes the mismatch between its assets and liabilities according to maturity based on estimated behavior. Mismatch proportion to 30 days regarding capital and 90 days regarding 2 times the capital is shown below:

	As of December 31,
	2012	2011
	%	%
30 days	51.00	21.00
30 days foreign currency	3.00	17.00
90 days	29.00	53.00

Below is the breakdown by maturity of the assets and liabilities balances of the Bank as of December 31, 2012 and 2011, also considering those off-balance commitments:

As of December 31, 2012		Up to	Between 1 and 3	Between 3 and 12	Between 1	More than
	Demand MCh$	1 month MCh$	months MCh$	months MCh$	and 5 years MCh$	5 years MCh$	Total MCh$
Maturity of assets (Note 21)	2,954,752	1,353,187	2,081,752	3,969,599	7,060,705	6,781,988	24,201,983
Maturity of liabilities (Note 21)	(5,396,782)	(5,423,233)	(2,740,256)	(3,219,159)	(3,236,072)	(2,003,864)	(22,019,366)
Net maturity	(2,442,030)	(4,070,046)	(658,504)	750,440	3,824,633	4,778,124	2,182,617
Off-balance commitments:
Personal guarantees	-	(23,315)	(24,201)	(22,051)	(65,571)	(3,921)	(139,059)
Foreign letters of credit confirmed	-	(4,786)	(22,127)	(40,870)	(46,095)	-	(113,878)
Letters of credit issued	-	(52,056)	(103,153)	(6,351)	(37,860)	-	(199,420)
Guarantees	-	(82,428)	(136,561)	(312,299)	(488,770)	(26,056)	(1,046,114)
Net maturity, including commitments	(2,442,030)	(4,232,631)	(944,546)	368,869	3,186,337	4,748,147	684,146

As of December 31, 2011		Up to	Between 1 and 3	Between 3 and 12	Between 1	More than
	Demand MCh$	1 month MCh$	months MCh$	months MCh$	and 5 years MCh$	5 years MCh$	Total MCh$
Maturity of assets (Note 21)	3,599,575	2,272,721	1,675,813	3,402,246	6,829,887	6,410,593	24,190,835
Maturity of liabilities (Note 21)	(4,854,055)	(4,955,437)	(3,217,968)	(3,670,122)	(3,389,892)	(1,893,654)	(21,981,128)
Net maturity	(1,254,480)	(2,682,716)	(1,542,155)	(267,876)	3,439,995	4,516,939	2,209,707
Off-balance commitments:
Personal guarantees	(195)	(22,058)	(31,783)	(27,934)	(59,849)	(5,262)	(147,081)
Foreign letters of credit confirmed	-	(21,653)	(19,091)	(377)	(11,768)	-	(52,889)
Letters of credit issued	(28)	(58,637)	(85,747)	(1,552)	(38,685)	-	(184,649)
Guarantees	(135)	(77,553)	(120,989)	(314,486)	(383,712)	(24,111)	(920,986)
Net maturity, including commitments	(1,254,838)	(2,862,617)	(1,799,765)	(612,225)	2,945,981	4,487,566	904,102

The tables above show cash flows without deducting financial assets and liabilities over estimated maturity base. Future cash flows from these instruments might vary significantly compared to this analysis. For example, we expect that demand deposits remain stable or grow steadily and we do not expect to execute all unrecognized loan obligations. In addition, the above detail excludes available credit lines since they do not have contract-defined maturities.

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 40

RISK MANAGEMENT, continued:

Market risk

Market risk arises as a consequence of the market activity, by means of financial instruments whose value can be affected by market variations, reflected in different assets and financial risk factors. The risk can be diminished by means of hedging through other products (assets/liabilities or derivative instruments) or undoing the open transaction/position. The goal of market risk management is to manage and control market risk exposure within acceptable parameters.

There are four major risk factors that affect market prices: interest rates, exchange type, prices, and inflation. In addition and for certain positions, it is necessary to consider other risks as well, such as spread risk, base risk, commodity risk, volatility or correlation risk.

Market risk management

The Bank’s internal management of market risk is based mainly on the procedures and standards of Santander Spain, which are in turn based on analysis of three principal components:

-	trading portfolio;
-	domestic financial management portfolio; and
-	foreign financial management portfolio.

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

The ALCO is generally responsible for monitoring the Bank’s market risk. The Bank’s Financial Management Division is responsible for formulating detailed management policies and applying them to the Bank’s operations, in conformity with the guidelines adopted by the ALCO and the Global Risk Department of Banco Santander – Spain.

The department’s functions in connection with financial management portfolios include the following;

i.	applying the “Value at Risk” (VaR) techniques to measure interest rate risk,
ii.	adjusting the trading portfolios to market and measure the daily income and loss from commercial activities,
iii.	comparing the real VAR with the established limits,
iv.	establishing procedures to prevent losses in excess of predetermined limits, and
v.	furnishing information on the trading activities to the ALCO, other members of the Bank’s management and the Global Risk Department of Santander – Spain.

The department’s functions in connection with financial management portfolios include the following:

i.	performing sensitivity simulations (as explained below) to measure interest rate risk for activities denominated in local currency and the potential loss forecasted by these simulations, and
ii.	providing daily reports thereon to the ALCO, other members of the Bank’s management, and the Global Risk Department of Santander - Spain.

Market risk - trading portfolio

The Bank applies VaR methods to measure the market risk of its trading portfolio. The Bank has a consolidated commercial position that is made up of fixed income investments, currency trade and a minimum position of share investments. This portfolio is mostly made of Chilean Central Bank bonds, mortgage bonds and corporate bonds issued locally at low risk. As of the date of these financial statements, the trading portfolio did not show investments in another portfolio.

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 40

RISK MANAGEMENT, continued:

For the Bank, VaR estimate is done through the historical simulation method which consists in observing the behavior of profit and loss that might have taken place with the current portfolio if the market conditions of a given time had been present so to, based on that information, infer maximum loss with a determined confidence level. This method has the advantage of reflecting precisely the historical distribution of market values and not requiring any distribution assumption for specific probability. All VaR measures are destined to establish the distribution function for the value change in a given portfolio and, once this distribution is known, to calculate the percentile related to the necessary confidence level, which will match the risk value in virtue of those parameters. According to what the Bank calculated, the VaR is an estimate of the maximum expected loss of value market of a given portfolio in one day, with 99.00% confidence. It is the maximum loss in one day the Bank could expect in a given portfolio with a confidence level of 99.00%. In other words, it is the loss the Bank would have to deal only 1.0% of the time. VaR provides a single estimation of the market risk that cannot be compared between market risks. Returns are calculated using a time window of 2 years or, at least, 520 data points gathered since the reference date in the past to calculate VaR.

The Bank does not calculate three separate VaR. Only one VaR is calculated for the entire trading portfolio which, in addition, in separated into risk types. The VaR program carries out a historical simulation and calculates a G&P Statement for 520 data points (days) for each risk factor (fixed income, currency and variable income). Each risk factor’s G&P is added and a consolidated VaR is calculated with 520 data points or days. In addition, the VaR is calculated for each risk factor based on the individual G&P calculated for each. Moreover, a weighted VaR is calculated following the above mentioned method but giving a larger weight to the 30 most recent data points. The highest VaR is reported. In 2011 and 2010, we were still using the same VaR model and the methodology has not changed.

The Bank uses VaR estimates to issue a warning in case the statistically estimated losses for the trading portfolio exceed the cautionary levels and, therefore, there are certain predetermined levels.

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

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 40

RISK MANAGEMENT, continued:

In 2012 and 2011, the Bank did not, at any time, exceed the VaR limits related to the three elements of the trading portfolio: fixed income investments, variable income investments or foreign currency investments.

The Bank carries out back-testings on a daily basis and, generally, we discover that trading losses exceed the estimated VaR almost one out hundred business days. Also, a maximum VaR limit was established that can be applied over the trading portfolio. Both in 2012 and 2011, the Bank has kept within the maximum limit it established for the VaR, even when the real VaR exceeded estimations.

High, low and average levels for each component and year were as follows:

VaR	2012 MUSD	2011 MUSD
Consolidated:
High	4.62	11.02
Low	0.96	2.39
Average	2.33	6.07

Fixed-income investments:
High	4.99	11.18
Low	0.95	2.54
Average	2.24	6.09

Variable-income investments:
High	0.07	0.23
Low	0.00	0.00
Average	0.00	0.07

Foreign currency investments:
High	3.23	3.87
Low	0.03	0.09
Average	0.66	0.90

Market risk - local and foreign financial management

The Bank’s financial management portfolio includes most of the Bank’s non-trading assets and liabilities, including the credit/loan portfolio. For these portfolios, investment and financing decisions are strongly influenced by the Bank’s commercial strategies.

The Bank uses a sensitivity analysis to measure market risk for domestic and foreign currencies (not included in the trading portfolio). The Bank carries out a simulation of scenarios that will be calculated as the difference between current flows in the chosen scenario (curve with a parallel movement of 100pb in all its sections) and its value in the base scenario (current market). All positions in domestic currency indexed to inflation (UF) are adjusted by a sensitivity factor of 0.57 which represents a change in the curve of 57 base points in all real rates and 100 base points in nominal rates. The same scenario is carried out for net positions in foreign currency and interest rates in USD. In addition, the Bank has established limits regarding maximum loss this kind of movements in interest rates can have over capital and net financial income budgeted for the year.

To establish the consolidated limit, we add the foreign currency limit to the domestic currency limit both for net financial loss limit as well as for the capital and reserves loss limit, using the following formula:

Consolidated limit = square root of a2 + b2 + 2ab

a: domestic currency limit

b: foreign currency limit

Since we assume the correlation is 0; 2ab = 0.

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 40

RISK MANAGEMENT, continued:

Limitations of the sensitivity models

The most important assumption is using an exchange rate of 100 base points based on yield curve (57 base points for real rates). The Bank uses a 100 base points exchange since sudden changes of this magnitude are considered realistic. Santander Spain’s Global Risk Department has also established comparable limits by country, so as to compare, control and consolidate market risk by country in a realistic and orderly fashion.

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

Market risk – Financial management portfolio – December 31, 2012 and 2011

	2012		2011
	Effect on financial income	Effect on capital	Effect on financial income	Effect on capital

Financial management portfolio – local currency (MCh$)

Loss limit	37,300	167,530	22,380	167,530
High	26,233	100,175	19,823	107,745
Low	13,885	85,546	590	71,805
Average	20,054	92,312	9,053	93,328
Financial management portfolio – foreign currency (in MUSD)
Loss limit	40.0	40.0	44.0	44.0
High	24.3	14.7	22.8	16.0
Low	3.7	4.5	3.0	1.2
Average	12.8	11.7	14.1	7.8
Financial management portfolio – consolidated (in MCh$)
Loss limit	39,200	167,530	37,300	167,530
High	26,437	100,201	21,149	107,845
Low	17,037	85,566	7,032	71,863
Average	21,165	92,457	13,004	93,417

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

The Bank’s management has the main responsibility to develop and apply controls to face operating risks. This responsibility is supported by the global development of the Bank’s standards for operating risk management in the following areas:

-	Requirements for adequate segregation of duties, including independent authorization of transactions
-	Requirements for reconciliation and supervision of transactions

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

NOTE 40

RISK MANAGEMENT, continued:

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

Risk Concentration

The Bank operates mainly in Chile, so most of its financial instruments are concentrated in that country. See Note 10 of the financial statements for a detail of the concentration of the Bank’s loans and accounts receivable by industry.

NOTE 41

SUBSEQUENT EVENTS

Between January 1, 2013 and the date on which these Consolidated Financial Statements were issued (April 30, 2013), no other events have occurred which could significantly affect their interpretation.

FELIPE CONTRERAS FAJARDO Accounting Manager	CLAUDIO MELANDRI HINOJOSA Chief Executive Officer