Form 20-F
period 2013-12-31
BANCO SANTANDER CHILE
filed 2014-04-30
CIK 1027552

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

none

(Title of Class)

The number of outstanding shares of each class of common stock of Banco Santander-Chile at December 31, 2013, was:

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

You should understand that the following important factors, in addition to those discussed elsewhere in this Annual Report and in the documents which are incorporated by reference, could affect our future results and could cause those results or other outcomes to differ materially from those expressed in our forward-looking statements:

•	changes in capital markets in general that may affect policies or attitudes towards lending to Chile or Chilean companies;

•	changes in economic conditions;

•	the monetary and interest rate policies of Central Bank (as defined below);

•	inflation;

•	deflation;

•	unemployment;

•	increases in defaults by our customers and in impairment losses;

•	decreases in deposits;

•	customer loss or revenue loss;

•	unanticipated turbulence in interest rates;

•	movements in foreign exchange rates;

•	movements in equity prices or other rates or prices;

•	the effects of non-linear market behavior that cannot be captured by linear statistical models, such as the VaR model we use;

•	changes in Chilean and foreign laws and regulations;

•	changes in taxes;

•	competition, changes in competition and pricing environments;

•	our inability to hedge certain risks economically;

•	the adequacy of loss allowances;

•	technological changes;

•	changes in consumer spending and saving habits;

•	changes in demographics, consumer spending, investment or saving habits;

•	increased costs;

•	unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms;

•	changes in, or failure to comply with, banking regulations;

•	acquisitions or restructurings of businesses that may not perform in accordance with our expectations;

•	our ability to successfully market and sell additional services to our existing customers;

•	disruptions in client service;

•	damage to our reputation;

•	natural disasters;

•	implementation of new technologies;

•	the Group’s exposure to operational losses (e.g., failed internal or external processes, people and systems); and

•	an inaccurate or ineffective client segmentation model.

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

In this Annual Report, references to “$”, “U.S.$”, “U.S. dollars” and “dollars” are to United States dollars; references to “Chilean pesos,” “pesos” or “Ch$” are to Chilean pesos; references to “CHF” or “CHF$” are to Swiss francs; references to “CNY” or “CNY$” are to Chinese yuan renminbi); and references to “UF” are to Unidades de Fomento. The UF is an inflation-indexed Chilean monetary unit with a value in Chilean pesos that changes daily to reflect changes in the official Consumer Price Index (“CPI”) of the Instituto Nacional de Estadísticas (the Chilean National Institute of Statistics) for the previous month. See “Item 3. Key Information—A. Selected Financial Data—Exchange Rates” for information regarding exchange rates.

As used in this Annual Report, the terms “write-offs” and “charge-offs” are synonyms.

In this Annual Report, references to the Audit Committee are to the Bank’s Comité de Directores y Auditoría.

In this Annual Report, references to “BIS” are to the Bank for International Settlement, and references to “BIS ratio” are to the capital adequacy ratio as calculated in accordance with the Basel Capital Accord. References to the “Central Bank” are to the Banco Central de Chile. References to the SBIF are to the Superintendency of Banks and Financial Institutions.

Certain figures included in this Annual Report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

PRESENTATION OF FINANCIAL INFORMATION

Santander-Chile is a Chilean bank and maintains its financial books and records in Chilean pesos and prepares its consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Any reference to IFRS in this document is to IFRS as issued by the IASB.

As required by local regulations, our locally filed consolidated financial statements have been prepared in accordance with Chilean accounting principles issued by the SBIF (“Chilean Bank GAAP”). Therefore, our locally filed consolidated financial statements have been adjusted to IFRS in order to comply with the requirements of the Securities and Exchange Commission (the “SEC”). Chilean Bank GAAP principles are substantially similar to IFRS but there are some exceptions. For further details and a discussion of the main differences between Chilean Bank GAAP and IFRS, see to “Item 5. Operating and Financial Review and Prospects—A. Accounting Standards Applied in 2013.”

This Annual Report contains our consolidated financial statements as of December 31, 2013, 2012 and 2011 and for the years then ended (the “Audited Financial Statements”). Such Audited Consolidated Financial Statements have been prepared in accordance with IFRS as issued by the IASB, and have been audited by Deloitte Auditores y Consultores Limitada, independent registered public accountants. See page F-1 of the Audited Consolidated Financial

Statements for the 2013, 2012 and 2011 report prepared by Deloitte Auditores y Consultores Limitada. The Audited Financial Statements have been prepared from accounting records maintained by the Bank and its subsidiaries.

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

Unless otherwise indicated, all U.S. dollar amounts at any year end, for any period have been translated from Chilean pesos based on the interbank market rate published by Reuters at 1:30 pm on the last business day of the period. On December 31, 2012 and 2013, the exchange rate in the Informal Exchange Market as published by Reuters at 1:30 pm on these days was Ch$478.85 and Ch$524.20 respectively, or 0.05% less and 0.08% more, respectively, than the published observed exchange rate for such date of Ch$478.60 and Ch$523.76, respectively, per U.S.$1.00. The Federal Reserve Bank of New York does not report a noon buying rate for the Chilean peso. For more information on the observed exchange rate, see “Item 3. Key Information—A. Selected Financial Data—Exchange Rates” of the Annual Report.

As of December 31, 2012 and 2013, one UF was equivalent to Ch$ 22,840.75 and Ch$ 23,309.56 respectively. The U.S. dollar equivalent of one UF was U.S.$44.50 as of December 31, 2013, using the observed exchange rate reported by the Central Bank as of December 31, 2013, of Ch$ 523.76 per U.S.$1.00.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following table presents selected historical financial information for Santander-Chile as of the dates and for each of the periods indicated. Financial information for Santander-Chile as of and for the years ended December 31, 2013, 2012, 2011, 2010, and 2009 has been derived from our audited consolidated financial statements prepared in accordance with IFRS. These consolidated financial statements differ in some respects from our locally filed financial statements at and for the years ended December 31, 2013, 2012, 2011, 2010, and 2009 prepared in accordance with Chilean Bank GAAP.

The following table should be read in conjunction with, and is qualified in its entirety by reference to, our Audited Consolidated Financial Statements appearing elsewhere in this Annual Report.

	As of and for the years ended December 31,
	2013	2013	2012	2011	2010	2009
	In U.S.$ thousands (1)	In Ch$ millions (2)
CONSOLIDATED STATEMENT OF INCOME DATA (IFRS)
Net interest income	2,054,106	1,076,762	1,042,734	972,300	939,719	856,516
Provision for loan losses	(708,626)	(371,462)	(403,692)	(316,137)	(253,915)	(333,145)
Net fee and commission income	438,451	229,836	270,572	277,836	263,582	254,130
Operating costs (3)	(1,064,199)	(557,853)	(539,742)	(500,447)	(451,936)	(407,894)
Other income, net (4)	308,423	161,676	36,034	50,878	95,365	155,927
Income before tax	1,028,155	538,959	405,906	484,430	592,815	525,534
Income tax expense	(180,332)	(94,530)	(44,473)	(77,308)	(85,343)	(88,924)
Net income for the year	847,823	444,429	361,433	407,122	507,472	436,610
Net income attributable to:
Bank shareholders	843,750	442,294	356,808	402,191	505,393	431,557
Non-controlling interests	4,073	2,135	4,625	4,931	2,079	5,053
Net income attributable to Bank shareholders per share	4.48	2.35	1.89	2.13	2.68	2.29
Net income attributable to Bank shareholders per ADS (5)	1.79	938.83	757.37	2,217.48	2,786.48	2,379.39
Weighted-average shares outstanding (in millions)	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1
Weighted-average ADS outstanding (in millions) (5)	471.1	471.1	471.1	181.4	181.4	181.4

CONSOLIDATED STATEMENT OF FINANCIAL POSITION DATA (IFRS)
Cash and deposits in banks	2,998,493	1,571,810	1,250,414	2,793,701	1,762,198	2,043,458
Financial investments (6)	3,826,839	2,006,029	2,171,438	2,084,002	2,024,635	2,642,649
Loans before allowance from loan losses	40,176,958	21,060,761	18,966,652	17,434,782	15,727,282	13,751,276
Loan loss allowance	(1,173,089)	(614,933)	(550,048)	(488,468)	(425,447)	(349,527)
Financial derivative contracts (assets)	2,850,092	1,494,018	1,293,212	1,601,896	1,624,378	1,393,878
Other assets (7)	3,060,934	1,604,542	1,627,434	1,241,979	1,377,668	1,291,141
Total assets	51,740,227	27,122,227	24,759,102	24,667,892	22,090,714	20,772,875
Deposits (8)	29,179,769	15,296,035	14,082,232	13,334,929	11,495,191	10,708,791
Other interest bearing liabilities (9)	13,887,424	7,279,788	6,506,020	7,264,311	6,235,959	6,232,982
Financial derivative contracts (liabilities)	2,464,297	1,291,785	1,146,161	1,292,402	1,643,979	1,348,906
Total equity (10)	4,525,860	2,372,456	2,196,501	2,093,280	1,937,977	1,689,903
Equity attributable to Bank shareholders	4,471,484	2,343,952	2,162,236	2,059,479	1,906,168	1,660,104

	As of and for the years ended December 31,
	2013	2012	2011	2010	2009
CONSOLIDATED RATIOS
(IFRS)
Profitability and performance:
Net interest margin (11)	4.6%	4.8%	4.8%	5.4%	5.3%
Return on average total assets (12)	1.6%	1.4%	1.7%	2.4%	2.2%
Return on average equity (13)	18.9%	16.5%	20.4%	29.0%	27.3%
Capital:
Average equity as a percentage of average total assets (14)	8.7%	8.7%	8.3%	8.4%	8.0%
Total liabilities as a multiple of equity (15)	10.4	10.3	10.8	10.4	11.3
Credit Quality:
Non-performing loans as a percentage of total loans (16)	2.9%	3.2%	2.9%	2.7%	3.0%
Allowance for loan losses as percentage of total loans	2.9%	2.9%	2.8%	2.7%	2.5%
Operating Ratios:
Operating expenses /operating revenue (17)	40.2%	42.5%	41.4%	37.0%	34.2%
Operating expenses /average total assets	2.3%	2.4%	2.3%	2.2%	2.2%

OTHER DATA
CPI Inflation Rate (18)	3.0%	1.5%	4.4%	3.0%	-1.4%
Revaluation (devaluation) rate (Ch$/U.S.$) at year end (18)	9.4%	-8.2%	11.3%	-7.5%	-19.5%
Number of employees at period end	11,516	11,713	11,566	11,001	11,118
Number of branches and offices at period end	493	504	499	504	498

(1)	Amounts stated in U.S. dollars at and for the year ended December 31, 2013 have been translated from Chilean pesos at the interbank market exchange rate of Ch$524.20 = U.S.$1.00 as of December 31, 2013 based on the interbank market rate published by Reuters at 1:30 pm on the last business day of the period.

(2)	Except per share data, percentages and ratios, share numbers, employee numbers and branch numbers.

(3)	Operating costs is equal to the sum of the line items on personnel salaries and expenses, administrative expenses, depreciation and amortization and impairment within our Consolidated Statements of Income.

(4)	Other income, net is the sum of the line items on other operating income, net income from financial operations (net trading income), foreign exchange transactions, income from investment in other companies less other operating expense within our Consolidated Statements of Income.

(5)	On October 22, 2012 the Bank performed an ADR split: for each old ADR, an ADR holder received 2.5975 new ADRs, and the ratio of ADS to shares became 1 ADS = 400 shares. For the years 2009-2011,1 ADS = 1,039 shares of common stock.

(6)	Includes the line items on trading investments, investments under resale agreements, investments available for sale and investments held to maturity within our Consolidated Statements of Financial Position.

(7)	Includes the line items on cash items in process of collection, investments in associates and other companies, intangible assets, property, plant and equipment, current taxes, deferred taxes and other assets within our Consolidated Statements of Financial Position.

(8)	Deposits are equal to the sum of the line items on deposits and other demand liabilities and time deposits and other time liabilities within our Consolidated Statements of Financial Position.

(9)	Other interest bearing liabilities are equal to the sum of the line items on obligations under repurchase agreements, interbank borrowings, issued debt instruments and other financial liabilities within our Consolidated Statements of Financial Position.

(10)	Equity includes equity attributable to Bank shareholders plus non-controlling interests less allowance for mandatory dividends. Provision for mandatory dividends is made pursuant to Article 79 of the Corporations Act, in accordance with the Bank’s internal dividend policy, pursuant to which at least 30% of net income for the period is distributed, except in the case of a contrary resolution adopted at the respective shareholders’ meeting by the unanimous vote of the outstanding shares.

(11)	Net interest income divided by average interest earning assets (as presented in “Item 5. Operating and Financial Review and Prospects— F. Selected Statistical Information”).

(12)	Net income for the year divided by average total assets (as presented in “Item 5. Operating and Financial Review and Prospects— F. Selected Statistical Information”).

(13)	Net income for the year divided by average equity (as presented in “Item 5. Operating and Financial Review and Prospects—F. Selected Statistical Information”).

(14)	This ratio is calculated using total equity including non-controlling interest.

(15)	Total liabilities divided by equity.

(16)	Non-performing loans include the aggregate unpaid principal and accrued but unpaid interest on all loans with at least one installment over 90 days past-due.

(17)	The efficiency ratio is equal to operating expenses over operating income. Operating expenses includes personnel salaries and expenses, administrative expenses, depreciation and amortization, impairment and other operating expenses. Operating income includes net interest income, net fee and commission income, net income from financial operations (net trading income), foreign exchange profit (loss), net and other operating income.

(18)	Based on information published by the Central Bank.

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

Purchases and sales of foreign currencies may be legally carried out in the Informal Exchange Market. The Informal Exchange Market reflects transactions carried out at informal exchange rates by entities not expressly authorized to operate in the Formal Exchange Market. There are no limits imposed on the extent to which the rate of exchange in the Informal Exchange Market can fluctuate above or below the Observed Exchange Rate. In recent years, the variation between the Observed Exchange Rate and the Informal Exchange Rate has not been significant. On December 31, 2012 and 2013, the exchange rate in the Informal Exchange Market as published by Reuters at 1:30 pm on these days was Ch$478.85 and Ch$524.20 respectively, or 0.05% less and 0.08% more, respectively, than the published observed exchange rate for such date of Ch$478.60 and Ch$523.76, respectively, per U.S.$1.00.

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

	Daily Observed Exchange Rate Ch$ Per U.S.$(1)
Year	Low(2)	High(2)	Average(3)	Period End

2009	491.09	643.87	559.67	506.43
2010	468.37	549.17	510.38	468.37
2011	455.91	533.74	483.36	521.46
2012	469.65	519.69	494.99	478.60
2013	466.50	533.95	495.09	523.76

	Daily Observed Exchange Rate Ch$ Per U.S.$(1)
Month	Low(2)	High(2)	Average(3)	Period End
October 2013	493.36	508.58	500.81	508.58
November 2013	507.64	528.19	519.25	528.19
December 2013	523.76	533.95	529.45	523.76
January 2014	524.61	550.53	537.03	547.22
February 2014	546.94	563.32	554.41	563.32
March 2014	550.53	573.24	563.84	550.53
April 2014 (until April 28, 2014)	544.96	563.76	554.07	560.36

Source: Central Bank.

(1)	Nominal figures.

(2)	Exchange rates are the actual low and high, on a day-by-day basis for each period.

(3)	The average of monthly average rates during the year.

Dividends

Under the current General Banking Law, a Chilean bank may only pay a single dividend per year (i.e., interim dividends are not permitted). Santander-Chile’s annual dividend is proposed by its Board of Directors and is approved by the shareholders at the annual ordinary shareholders’ meeting held the year following that in which the dividend is generated. For example, the 2013 dividend must be proposed and approved during the first four months of 2014. Following shareholder approval, the proposed dividend is declared and paid. Historically, the dividend for a particular year has been declared and paid no later than one month following the shareholders’ meeting. Dividends are paid to shareholders of record on the fifth day preceding the date set for payment of the dividend. The applicable record dates for the payment of dividends to holders of ADSs will, to the extent practicable, be the same.

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

The following table presents dividends declared and paid by us in nominal terms in the past four years:

Year	Dividend Ch$ mn(1)	Per share Ch$/share(2)	Per ADR Ch$/ADR(3)	% over earnings(4)	% over earnings(5)
2010	258,752	1.37	1,426.63	60	60
2011	286,294	1.52	1,578.48	60	57
2012	261,051	1.39	1,439.08	60	65
2013	232,780	1.24	494.10	60	65
2014(6)	265,156	1.41	562.83	60	60

(1)	Million of nominal pesos.

(2)	Calculated on the basis of 188,446 million shares.

(3)	Calculated on the basis of 1,039 shares per ADS, except in 2013 and 2014 which is calculated on the basis of 400 shares per ADR.

(4)	Calculated by dividing dividend paid in the year by net income attributable to shareholders for the previous year as required by local regulations.

(5)	Calculated by dividing dividend paid in the year by net income attributable to shareholders for the previous year under IFRS.

(6)	Approved by shareholders on April 22, 2014.

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

In the past six years, financial systems worldwide have experienced difficult credit and liquidity conditions and disruptions leading to less liquidity, greater volatility, general widening of spreads and, in some cases, lack of price transparency on interbank lending rates. Global economic conditions deteriorated significantly between 2007 and 2009, and many countries fell into recession. Recessionary conditions continue in some countries. Many major financial institutions, including some of the world’s largest global commercial banks, investment banks, mortgage lenders, mortgage guarantors and insurance companies experienced significant difficulties. Around the world, there have also been runs on deposits at several financial institutions, numerous institutions have sought additional capital or have been assisted by governments, and many lenders and institutional investors have reduced or ceased providing funding to borrowers (including to other financial institutions).

In particular, we face, among others, the following risks related to the economic downturn:

•	Increased regulation of our industry. Compliance with such regulation will increase our costs and may affect the pricing for our products and services and limit our ability to pursue business opportunities.

•	Reduced demand for our products and services.

•	Inability of our borrowers to timely or fully comply with their existing obligations.

•	The process we use to estimate losses inherent in our credit exposure requires complex judgments, including forecasts of economic conditions and how these economic conditions might impair the ability of our borrowers to repay their loans. The degree of uncertainty concerning economic conditions may adversely affect the accuracy of our estimates, which may, in turn, impact the reliability of the process and the sufficiency of our loan loss allowances.

•	The value and liquidity of the portfolio of investment securities that we hold may be adversely affected.

•	Any worsening of global economic conditions may delay the recovery of the international financial industry and impact our financial condition and results of operations.

•	The recoverability of our retail loans in particular may be increasingly vulnerable to macroeconomic shocks that could negatively impact the household income of our retail customers and result in increased loan losses.

Some uncertainty remains concerning the future economic environment. While certain segments of the global economy have experienced a moderate recovery, we expect such uncertainty will continue, which could have a negative impact on our business and results of operations. A slowing or failing of the economic recovery would likely aggravate the adverse effects of these difficult economic and market conditions on us and on others in the financial services industry.

Increased disruption and volatility in the global financial markets could have a material adverse effect on us, including our ability to access capital and liquidity on financial terms acceptable to us, if at all. If capital markets financing ceases to become available, or becomes excessively expensive, we may be forced to raise the rates we pay on deposits to attract more customers and become unable to maintain certain liability maturities. Any such increase in capital markets funding availability or costs or in deposit rates could have a material adverse effect on our interest margins and liquidity.

If all or some of the foregoing risks were to materialize, this could have a material adverse effect on us.

Credit, market and liquidity risk may have an adverse effect on our credit ratings and our cost of funds. Any downgrading in Chile’s, our controlling shareholder’s or our credit rating would likely increase our cost of funding, require us to post additional collateral or take other actions under some of our derivative contracts and adversely affect our interest margins and results of operations.

Credit ratings affect the cost and other terms upon which we are able to obtain funding. Rating agencies regularly evaluate us and their ratings of our long-term debt are based on a number of factors, including our financial strength, conditions that affect the financial services industry generally and the economic environment in which the company operates. In addition, due to the methodology of the main rating agencies, our credit rating is affected by the rating of Chile’s sovereign debt. If Chile’s sovereign debt is downgraded, our credit rating would also likely be downgraded by an equivalent amount.

Any downgrade in our debt credit ratings would likely increase our borrowing costs and require us to post additional collateral or take other actions under some of our derivative contracts, and could limit our access to capital markets and adversely affect our commercial business. For example, a ratings downgrade could adversely affect our ability to sell or market certain of our products, engage in certain longer-term and derivatives transactions and retain our customers, particularly customers who need a minimum rating threshold in order to invest. In addition, under the terms of certain of our derivative contracts, we may be required to maintain a minimum credit rating or terminate such contracts. Any of these results of a ratings downgrade, in turn, could reduce our liquidity and have an adverse effect on us, including our operating results and financial condition.

The long-term debt of Santander Spain is currently rated investment grade by the major rating agencies—Baa2 by Moody’s Investors Service España, S.A., (“Moody’s”) BBB by Standard & Poor’s Ratings Services (“S&P”) and BBB+ by Fitch Ratings Ltd. (“Fitch”)—all of which have a stable outlook due to the gradual economic improvement in Spain.

All three agencies had downgraded Santander Spain’s rating in February 2012 together with that of the other main Spanish banks, due to the weaker-than-previously-anticipated macroeconomic and financial environment in Spain with dimming growth prospects in the near term, depressed real estate market activity and heightened turbulence in the capital markets. In addition, S&P downgraded Santander Spain’s rating by two notches in April 2012 together with that of 15 other Spanish banks following that rating agency’s decision to downgrade Spain’s sovereign debt rating by two notches. Moody’s Investors Service España, S.A. further downgraded Santander Spain’s rating in May 2012, together with downgrades of 15 other Spanish banks and Santander UK plc, a United Kingdom-domiciled subsidiary of Santander Spain. In June 2012, Fitch cut the rating of Spanish sovereign debt three notches to BBB- with a negative outlook, and Moody’s followed shortly thereafter by downgrading Spanish sovereign debt three notches to Baa3, its lowest investment grade rating. Following its downgrade of Spanish sovereign debt, Fitch further downgraded Santander Spain’s rating on June 11, 2012 from A to BBB+, with a negative outlook. Moody’s downgraded Santander Spain’s rating on June 25, 2012 from A3 to Baa2, with a negative outlook. On October 15, 2012, S&P further downgraded Santander Spain’s rating from A- to BBB, with a negative outlook, following S&P’s additional downgrade of the Spanish sovereign debt rating.

Recently the ratings agencies have acknowledged the gradual improvement in Spain’s economic conditions which have in turn improved the outlook for Santander Spain’s long-term debt. Accordingly, the ratings agencies have each changed their outlook on Santander Spain’s long-term debt to stable, from negative. Moreover, Fitch and S&P affirmed their BBB+ and BBB ratings on November 8, 2013 and December 20, 2013, respectively. In addition, on March 12, 2014, Moody’s raised its rating to Baa1, from Baa2. However, we can provide no assurances that ratings agencies will not change their view based on changes in economic conditions or otherwise.

Following these downgrades, Moody’s placed our short- and long-term ratings on outlook negative. Fitch placed our long-term ratings on outlook negative. S&P downgraded our long-term foreign issuer credit rating by one notch to A in February 2012, and in June 2012, placed our long-term ratings on outlook negative. By March 2014, all three rating agencies that rate us have placed our ratings on outlook stable.

While certain potential impacts of these downgrades are contractual and quantifiable, the full consequences of a credit rating downgrade are inherently uncertain, as they depend upon numerous dynamic, complex and inter-related factors and assumptions, including market conditions at the time of any downgrade, whether any downgrade of a firm’s long-term credit rating precipitates downgrades to its short-term credit rating, and assumptions about the potential behaviors of various customers, investors and counterparties. Actual outflows could be higher or lower than this hypothetical example, depending upon certain factors including which credit rating agency downgrades our credit rating, any management or restructuring actions that could be taken to reduce cash outflows and the potential liquidity impact from loss of unsecured funding (such as from money market funds) or loss of secured funding capacity. Although, unsecured and secured funding stresses are included in our stress testing scenarios and a portion of our total liquid assets is held against these risks, it is still the case that a credit rating downgrade could have a material adverse effect on us.

In addition, if we were required to cancel our derivatives contracts with certain counterparties and were unable to replace such contracts, our market risk profile could be altered.

In light of the difficulties in the financial services industry and the financial markets, there can be no assurance that the rating agencies will maintain the current ratings or outlooks. Failure to maintain favorable ratings and outlooks would likely increase the cost of funding to us and adversely affect interest margins, which could have a material adverse effect on us.

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

The increase in competition within the Chilean banking industry in recent years has led to consolidation in the industry. We expect the trends of increased competition and consolidation to continue and to result in the formation of large new financial groups with which we must now compete. There can be no assurance that this increased competition will not adversely affect our growth prospects, and therefore our operations.

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

Our strong position in the credit card market is in part due to our credit card co-branding agreement with Chile’s largest airline. This agreement expires in August 2015 and no assurance can be given that it will be renewed, which may materially and adversely affect our results of operations and financial condition in the credit card business.

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

We may generate lower revenues from fee and commission based businesses.

The fees and commissions that we earn from the different banking and other financial services that we provide represent a significant source of our revenues. Market downturns have led, and are likely to continue to lead, to a decline in the volume of transactions that we execute for our customers and, therefore, to a decline in our non-interest revenues. In addition, because the fees that we charge for managing our clients’ portfolios are in many cases based on the value or performance of those portfolios, a market downturn that reduces the value of our clients’ portfolios or increases the amount of withdrawals would reduce the revenues we receive from our asset management, private banking and custody businesses and adversely affect our results of operations. Moreover, our customers may further significantly decrease their risk tolerance to non-deposit investments such as stocks, bonds and mutual funds, which would adversely affect us, including our fee and commission income.

Even in the absence of a market downturn, below-market performance by the mutual funds we broker may result in increased withdrawals and reduced inflows, which would reduce the revenue we receive from the asset management business we broker and adversely affect our results of operations.

Market conditions have, and could result, in material changes to the estimated fair values of our financial assets. Negative fair value adjustments could have a material adverse effect on our operating results, financial condition and prospects.

In the past six years, financial markets have been subject to significant stress resulting in steep falls in perceived or actual financial asset values, particularly due to volatility in global financial markets and the resulting widening of credit spreads. We have material exposures to securities and other investments that are recorded at fair value and are therefore exposed to potential negative fair value adjustments. Asset valuations in future periods, reflecting then-prevailing market conditions, may result in negative changes in the fair values of our financial assets and these may also translate into increased impairments. In addition, the value ultimately realized by us on disposal may be lower than the current fair value. Any of these factors could require us to record negative fair value adjustments, which may have a material adverse effect on our operating results, financial condition or prospects.

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

If we are unable to effectively control the level of non-performing or poor credit quality loans in the future, or if our loan loss reserves are insufficient to cover future loan losses, this could have a material adverse effect on us.

Risks arising from changes in credit quality and the recoverability of loans and amounts due from counterparties are inherent in a wide range of our businesses. Non-performing or low credit quality loans have in the past and can continue to negatively impact our results of operations. We cannot assure you that we will be able to effectively control the level of the impaired loans in our total loan portfolio. In particular, the amount of our reported non-performing loans may increase in the future as a result of growth in our total loan portfolio, including as a result of loan portfolios that we may acquire in the future, or factors beyond our control, such as adverse changes in the credit quality of our borrowers and counterparties or a general deterioration in economic conditions in Chile or global economic conditions, impact of political events, events affecting certain industries or events affecting financial markets and global economies.

As of December 31, 2013, our non-performing loans were Ch$613,301 million, and the ratio of our non-performing loans to total loans was 2.91%. As of December 31, 2013, our allowance for loan losses was Ch$614,933 million, and the ratio of our allowance for loan losses to total loans was 2.92%. For additional information on our asset quality, see “Item 5. Operating and Financial Review and Prospects— F. Selected Statistical Information–Classification of Loan Portfolio Based on the Borrower’s Payment Performance.”

Our current allowance for loan losses may not be adequate to cover an increase in the amount of non-performing loans or any future deterioration in the overall credit quality of our total loan portfolio. Our allowance for loan losses is based on our current assessment of and expectations concerning various factors affecting us, including the quality of our loan portfolio. These factors include, among other things, our borrowers’ financial condition, repayment abilities and repayment intentions, the realizable value of any collateral, the prospects for support from any guarantor, Chile’s economy, government macroeconomic policies, interest rates and the legal and regulatory environment. As the recent global financial crisis has demonstrated, many of these factors are beyond our control. In addition, as these factors evolve, the models we use to determine the appropriate level of allowance for loan losses and other assets require recalibration, which can lead to increased provision expense. See “Item 5. Operating and Financial Review and Prospects—C. Operating Results–Results of Operations for the Years ended December 31, 2013, 2012 and 2011—Provision for loan losses, net of recoveries.”

As a result, there is no precise method for predicting loan and credit losses, and we cannot assure you that our allowance for loan losses will be sufficient in the future to cover actual loan and credit losses. If our assessment of and expectations concerning the above-mentioned factors differ from actual developments, if the quality of our total loan portfolio deteriorates, for any reason, including the increase in lending to individuals and SMEs, the volume increase in the consumer loan portfolio and the introduction of new products, or if the future actual losses exceed our estimates of incurred losses, we may be required to increase our provisions and allowance for loan losses, which may adversely affect us. If we are unable to control or reduce the level of our non-performing or poor credit quality loans, this could have a material adverse effect on us.

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

The further expansion of our loan portfolio (particularly in the consumer, small- and mid-sized companies and real estate segments) can be expected to expose us to a higher level of loan losses and require us to establish higher levels of provisions for loan losses. See “Note 9—Interbank Loans” and “Note 10—Loans and Accounts Receivables from Customers” in our Audited Consolidated Financial Statements for a description and presentation of our loan portfolio as well as “Item 5-Selected Statistical Information—Loan Portfolio.”

A substantial number of our customers consist of individuals (approximately 49.5% of the value of the total loan portfolio as of December 31, 2013, if interbank loans are included) and, to a lesser extent, small- and mid-sized companies (those with annual revenues of less than U.S.$2.3 million), which comprised approximately 15.3% of the value of the total loan portfolio as of December 31, 2013. As part of our business strategy, we seek to increase lending and other services to small companies and individuals. Small companies and lower- to middle-income individuals are, however, more likely to be adversely affected by downturns in the Chilean economy than large corporations and higher-income individuals. In addition, as of December 31, 2013, our residential mortgage loan portfolio totaled Ch$5,625,812 million, representing 26.7% of our total loans. See “Note 10—Loans and Accounts Receivables from Customers” in our Audited Consolidated Financial Statements for a description and presentation of our residential mortgage loan portfolio. If the economy and real estate market in Chile experience a significant downturn, this could materially adversely affect the liquidity, businesses and financial conditions of our customers, which may in turn cause us to experience higher levels of past-due loans, thereby resulting in higher provisions for loan losses and subsequent charge-offs. This may materially and adversely affect our asset quality, results of operations and financial condition.

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

Market risk refers to the probability of variations in our net interest income or in the market value of our assets and liabilities due to volatility of interest rate, exchange rate or equity price. Changes in interest rates affect the following areas, among others, of our business:

•	net interest income;

•	the volume of loans originated;

•	the market value of our securities holdings; and

•	gains from sales of loans and securities.

Variations in short-term interest rates could affect our net interest income, which comprises the majority of our revenue. Interest rate variations could adversely affect us, including our net interest income, reducing our growth rate or even resulting in losses. When interest rates rise, we may be required to pay higher interest on our floating-rate borrowings while interest earned on our predominately fixed-rate assets does not rise as quickly, which could cause profits to grow at a reduced rate or decline in some parts of our portfolio. Interest rates are highly sensitive to many factors beyond our control, including increased regulation of the financial sector, the reserve policies of the Central Bank, deregulation of the financial sector in Chile, monetary policies, domestic and international economic and political conditions and other factors.

Increases in interest rates may reduce the volume of loans we originate. Sustained high interest rates have historically discouraged customers from borrowing and have resulted in increased delinquencies in outstanding loans and deterioration in the quality of assets. Increases in interest rates may also reduce the propensity of our customers to prepay or refinance fixed-rate loans. Increases in interest rates may reduce the value of our financial assets and may reduce gains or require us to record losses on sales of our loans or securities.

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

We are also exposed to equity price risk in connection with our trading investments in equity securities. The performance of financial markets may cause changes in the value of our investment and trading portfolios. The volatility of world equity markets due to the continued economic uncertainty and sovereign debt crisis has had a particularly strong impact on the financial sector. Continued volatility may affect the value of our investments in entities in this sector and, depending on their fair value and future recovery expectations, could become a permanent impairment which would be subject to write-offs against our results. To the extent any of these risks materialize, our net interest income or the market value of our assets and liabilities could be materially adversely affected.

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

Some of our qualitative tools and metrics for managing risk are based upon our use of observed historical market behavior. We apply statistical and other tools to these observations to arrive at quantifications of our risk exposures. These qualitative tools and metrics may fail to predict future risk exposures. These risk exposures could, for example, arise from factors we did not anticipate or correctly evaluate in our statistical models. This would limit our ability to manage our risks. Our losses thus could be significantly greater than the historical measures indicate. In addition, our quantified modeling does not take all risks into account. Our more qualitative approach to managing those risks could prove insufficient, exposing us to material unanticipated losses. If existing or potential customers believe our risk management is inadequate, they could take their business elsewhere. This could harm our reputation as well as our revenues and profits.

As a commercial bank, one of the main types of risks inherent in our business is credit risk. For example, an important feature of our credit risk management system is to employ an internal credit rating system to assess the particular risk profile of a customer. As this process involves detailed analyses of the customer, taking into account both quantitative and qualitative factors, it is subject to human error. In exercising their judgment, our employees may not always be able to assign an accurate credit rating to a customer or credit risk, which may result in our exposure to higher credit risks than indicated by our risk rating system.

In addition, we continue to refine our credit policies and guidelines to address potential risks associated with particular industries or types of customers. However, we may not be able to timely detect these risks before they occur, or due to limited tools available to us, our employees may not be able to effectively implement them, which may increase our credit risk. Failure to effectively implement, consistently follow or continuously refine our credit risk management system may result in an increase in the level of non-performing loans and a higher risk exposure for us, which could have a material adverse effect on us.

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

We anticipate that our customers will continue, in the near future, to make short-term deposits (particularly demand deposits and short-term time deposits), and we intend to maintain our emphasis on the use of banking deposits as a source of funds. As of December 31, 2013, 99.1% of our customer deposits had remaining maturities of one year or less, or were payable on demand. A significant portion of our assets have longer maturities, resulting in a mismatch between the maturities of liabilities and the maturities of assets. Historically, one of our principal sources of funds has been time deposits. Time deposits represented 35.7% and 36.8% of our total liabilities and equity as of December 31, 2013 and 2012, respectively. The Chilean time deposit market is concentrated given the importance in size of various large institutional investors such as pension funds and corporations relative to the total size of the economy. As of December 31, 2013, the Bank’s top 20 time deposits represented 27.4% of total time deposits, or 9.8% of total liabilities and equity, and totaled U.S.$5,065 million. No assurance can be given that future economic stability in the Chilean market will not negatively affect our ability to continue funding our business or to maintain our current levels of funding without incurring increased funding costs, a reduction in the term of funding instruments or the liquidation of certain assets. If this were to happen, we could be materially adversely affected.

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

Chilean banks are required by the General Banking Law to maintain regulatory capital of at least 8% of risk-weighted assets, net of required loan loss allowance and deductions, and paid-in capital and reserves (“basic capital”) of at least 3% of total assets, net of required loan loss allowances. As we are the result of the merger between two predecessors, we are currently required to maintain a minimum regulatory capital to risk-weighted assets ratio of 11%. As of December 31, 2013, the ratio of our regulatory capital to risk-weighted assets, net of loan loss allowance and deductions, was 13.82%. Certain developments could affect our ability to continue to satisfy the current capital adequacy requirements applicable to us, including:

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

Starting in the second half of 2014, Chilean banks will most likely be required to gradually adopt the guidelines set forth under the Basel III Capital Accord with adjustments incorporated by the SBIF once these changes are approved by the Chilean Congress. This could result in a different level of minimum capital required to be maintained by us. According to initial estimates of the impact of market risk on regulatory capital, published by the SBIF for informational purposes only, our ratio of regulatory capital to risk-weighted assets, net of loan loss allowance and deductions, including an initial estimate of the adjustments for market risk was 12.57% as of December 31, 2013. No assurance can be given that the adoption of the Basel II capital requirements will not have a material impact on our capitalization ratio.

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

Our business could be affected if its capital is not managed effectively or if changes limiting our ability to manage our capital position are adopted.

Effective management of our capital position is important to our ability to operate our business, to continue to grow organically and to pursue our business strategy. However, in response to the global financial crisis, a number of changes to the regulatory capital framework have been adopted or continue to be considered. As these and other changes are implemented or future changes are considered or adopted that limit our ability to manage our balance sheet and capital resources effectively or to access funding on commercially acceptable terms, we may experience a material adverse effect on our financial condition and regulatory capital position.

The legal restrictions on the exposure of Chilean pension funds may affect our access to funding.

Chilean regulations impose a series of restrictions on how Chilean pension fund management companies (Administradora de Fondos de Pensión, or “AFPs”) may allocate their assets. In the particular case of financial issuers’ there are three restrictions, each involving different assets and different limits determined by the amount of assets in each fund and the market and book value of the issuer’s equity. As a consequence, limits vary within funds of AFPs and issuers. As of December 31, 2013, the latest information available, the AFP system had US$3,732 million invested in the Bank with the possibility of being able to invest another 8.9% of its assets under management in Santander-Chile. If the exposure of any AFP to Santander-Chile exceeds the regulatory limits, we would need to seek alternative sources of funding, which could be more expensive and, as a consequence, may have a material adverse effect on our financial condition and results of operations.

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

The preparation of our tax returns requires the use of estimates and interpretations of complex tax laws and regulations and is subject to review by taxing authorities.

We are subject to the income tax laws of Chile and certain foreign countries. These tax laws are complex and subject to different interpretations by the taxpayer and relevant governmental taxing authorities, which are sometimes subject to prolonged evaluation periods until a final resolution is reached. In establishing a provision for income tax expense and filing returns, we must make judgments and interpretations about the application of these inherently complex tax laws.

If the judgment, estimates and assumptions we use in preparing our tax returns are subsequently found to be incorrect, there could be a material effect on our results of operations..

Disclosure controls and procedures over financial reporting may not prevent or detect all errors or acts of fraud.

Disclosure controls and procedures over financial reporting are designed to reasonably assure that information required to be disclosed by the company in reports filed or submitted under the Securities Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Any disclosure controls and procedures over financial reporting or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by any unauthorized override of the controls. Consequently, our businesses are exposed to risk from potential non-compliance with policies, employee misconduct or negligence and fraud, which could result in regulatory sanctions and serious reputational or financial harm. In recent years, a number of multinational financial institutions have suffered material losses due to the actions of ‘rogue traders’ or other employees. It is not always possible to deter employee misconduct and the precautions we take to prevent and detect this activity may not always be effective. Accordingly, because of the inherent limitations in the control system, misstatements due to error or fraud may occur and not be detected.

We engage in transactions with related parties that others may not consider to be on an arm’s-length basis.

We and our affiliates have entered into a number of services agreements pursuant to which we render services, such as administrative, accounting, finance, treasury, legal services and others.

Chilean law applicable to public companies and financial groups and institutions, as well as our bylaws, provide for several procedures designed to ensure that the transactions entered into with or among our financial subsidiaries do not deviate from prevailing market conditions for those types of transactions, including the requirement that our board of directors approve such transactions.

We are likely to continue to engage in transactions with our affiliates. Future conflicts of interests between us and any of affiliates, or among our affiliates, may arise, which conflicts are not required to be and may not be resolved in our favor.

Operational risks, including risks relating to data collection, processing and storage systems are inherent in our business.

Our businesses depend on the ability to process a large number of transactions efficiently and accurately, and on our ability to rely on our digital technologies, computer and email services, software and networks, as well as on the secure processing, storage and transmission of confidential and other information in our computer systems and networks. The proper functioning of financial control, accounting or other data collection and processing systems is critical to our businesses and to our ability to compete effectively. Losses can result from inadequate personnel, inadequate or failed internal control processes and systems, or from external events that interrupt normal business operations. We also face the risk that the design of our controls and procedures prove to be inadequate or are circumvented. Although we work with our clients, vendors, service providers, counterparties and other third parties to develop secure transmission capabilities and prevent against cyber-attacks, we routinely exchange personal, confidential and proprietary information by electronic means, and we may be the target of attempted cyber-attacks. If we cannot maintain an effective data collection, management and processing system, we may be materially and adversely affected.

We take protective measures and continuously monitor and develop our systems to protect our technology infrastructure and data from misappropriation or corruption, but our systems, software and networks nevertheless may be vulnerable to unauthorized access, misuse, computer viruses or other malicious code and other events that could have a security impact. An interception, misuse or mishandling of personal, confidential or proprietary information sent to or received from a client, vendor, service provider, counterparty or third party could result in legal liability, regulatory action and reputational harm. There can be no assurance that we will not suffer material losses from operational risk in the future, including relating to cyber-attacks or other such security breaches. Further, as cyber-attacks continue to evolve, we may incur significant costs in its attempt to modify or enhance our protective measures or investigate or remediate any vulnerability.

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

Maintaining a positive reputation is critical to our attracting and maintaining customers, investors and employees. Damage to our reputation can therefore cause significant harm to our business and prospects. Harm to our reputation can arise from numerous sources, including, among others, employee misconduct, litigation or regulatory outcomes, failure to deliver minimum standards of service and quality, compliance failures, unethical behavior, and the activities of customers and counterparties. Further, negative publicity regarding us, whether or not true, may result in harm to our prospects.

Actions by the financial services industry generally or by certain members of, or individuals in, the industry can also affect our reputation. For example, the role played by financial services firms in the financial crisis and the seeming shift toward increasing regulatory supervision and enforcement has caused public perception of us and others in the financial services industry to decline.

We could suffer significant reputational harm if we fail to properly identify and manage potential conflicts of interest. Management of potential conflicts of interest has become increasingly complex as we expand our business activities through more numerous transactions, obligations and interests with and among our clients. The failure to adequately address, or the perceived failure to adequately address, conflicts of interest could affect the willingness of clients to deal with us, or give rise to litigation or enforcement actions against us. Therefore, there can be no assurance that conflicts of interest will not arise in the future that could cause material harm to us.

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

In addition, while we review our relevant counterparties’ internal policies and procedures with respect to such matters, we, to a large degree, rely upon our relevant counterparties to maintain and properly apply their own appropriate anti-money laundering procedures. Such measures, procedures and compliance may not be completely effective in preventing third parties from using our (and our relevant counterparties’) services as a conduit for money laundering (including illegal cash operations) without our (and our relevant counterparties’) knowledge. If we are associated with, or even accused of being associated with, or become a party to, money laundering, then our reputation could suffer and/or we could become subject to fines, sanctions and/or legal enforcement (including being added to any “black lists” that would prohibit certain parties from engaging in transactions with us), any one of which could have a material adverse effect on our operating results, financial condition and prospects.

We are exposed to risk of loss from legal and regulatory proceedings.

We face risk of loss from legal and regulatory proceedings, including tax proceedings, that could subject us to monetary judgments, regulatory enforcement actions, fines and penalties. The current regulatory environment in the jurisdictions in which we operate, which reflects an increased supervisory focus on enforcement, combined with uncertainty about the evolution of the regulatory regime, may lead to material operational and compliance costs.

We are from time to time subject to certain claims and parties to certain legal proceedings incidental to the normal course of our business, including in connection with conflicts of interest, lending activities, relationships with our employees and other commercial or tax matters. In view of the inherent difficulty of predicting the outcome of legal matters, particularly where the claimants seek very large or indeterminate damages, or where the cases present novel legal theories, involve a large number of parties or are in the early stages of discovery, we cannot state with confidence what the eventual outcome of these pending matters will be or what the eventual loss, fines or penalties related to each pending matter may be. We believe that we have made adequate reserves related to the costs anticipated to be incurred in connection with these various claims and legal proceedings. However, the amount of these provisions is substantially less than the total amount of the claims asserted against us and in light of the uncertainties involved in such claims and proceedings, there is no assurance that the ultimate resolution of these matters will not significantly exceed the reserves currently accrued by us. As a result, the outcome of a particular matter may be material to our operating results for a particular period, depending upon, among other factors, the size of the loss or liability imposed and our level of income for that period.

We are subject to market, operational and other related risks associated with our derivative transactions that could have a material adverse effect on us.

We enter into derivative transactions for trading purposes as well as for hedging purposes. We are subject to market, credit and operational risks associated with these transactions, including basis risk (the risk of loss associated with variations in the spread between the asset yield and the funding and/or hedge cost) and credit or default risk (the risk of insolvency or other inability of the counterparty to a particular transaction to perform its obligations thereunder, including providing sufficient collateral).

Market practices and documentation for derivative transactions in Chile may differ from those in other countries. For example, documentation may not incorporate terms and conditions of derivatives transactions as commonly understood in other countries. In addition, the execution and performance of these transactions depends on our ability to maintain adequate control and administration systems and to hire and retain qualified personnel. Moreover, our ability to adequately monitor, analyze and report derivative transactions continues to depend, to a great extent, on our information technology systems. This factor further increases the risks associated with these transactions and could have a material adverse effect on us.

We are subject to counterparty risk in our banking business.

We are exposed to counterparty risk in addition to credit risks associated with lending activities. Counterparty risk may arise from, for example, investing in securities of third parties, entering into derivative contracts under which counterparties have obligations to make payments to us or executing securities, futures, currency or commodity trades from proprietary trading activities that fail to settle at the required time due to non-delivery by the counterparty or systems failure by clearing agents, clearing houses or other financial intermediaries.

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

Our loan and investment portfolios are subject to risk of prepayment, which could have a material adverse effect on us.

Our fixed rate loan and investment portfolios are subject to prepayment risk, which results from the ability of a borrower or issuer to pay a debt obligation prior to maturity. Generally, in a declining interest rate environment, prepayment activity increases, which reduces the weighted average lives of our earning assets and could have a material adverse effect on us. We would also be required to amortize net premiums into income over a shorter period of time, thereby reducing the corresponding asset yield and net interest income. Prepayment risk also has a significant adverse impact on credit card and collateralized mortgage loans, since prepayments could shorten the weighted average life of these assets, which may result in a mismatch in our funding obligations and reinvestment at lower yields. Prepayment risk is inherent to our commercial activity and an increase in prepayments could have a material adverse effect on us.

Current economic conditions may make it more difficult for us to continue funding our business on favorable terms with institutional investors.

Large-denominations of funding from time deposits from institutional investors may, under some circumstances, be a less stable source of funding than savings and bonds, such as during periods of significant changes in market interest rates for these types of deposit products and any resulting increased competition for such funds. As of December 31, 2013 short-term funding from institutional investors totaled US$4.0 billion or 7.7% of total liabilities and equity. The liquidity crisis triggered by the U.S. subprime market impacted global markets and affected sources of funding, including time deposits. Although our results of operations and financial position have not suffered a significant impact as a consequence of the recent credit market instability in the U.S., future market instability in the U.S. or in European markets, specifically the Spanish market, may negatively affect our ability to continue funding our business or maintain our current levels of funding without incurring higher funding costs or having to liquidate certain assets.

If we are unable to manage the growth of our operations, this could have an adverse impact on our profitability.

We allocate management and planning resources to develop strategic plans for organic growth, and to identify possible acquisitions and disposals and areas for restructuring our businesses. From time to time, we evaluate acquisition and partnership opportunities that we believe offer additional value to our shareholders and are consistent with our business strategy. However, we may not be able to identify suitable acquisition or partnership candidates, and our ability to benefit from any such acquisitions and partnerships will depend in part on our successful integration of those businesses. We can give no assurances that our expectations with regards to integration and synergies will materialize. We also cannot provide assurance that we will, in all cases, be able to manage our growth effectively or deliver our strategic growth objectives. Challenges that may result from our strategic growth decisions include our ability to:

•	manage efficiently the operations and employees of expanding businesses;

•	maintain or grow our existing customer base;

•	assess the value, strengths and weaknesses of investment or acquisition candidates;

•	finance strategic investments or acquisitions;

•	fully integrate strategic investments, or newly-established entities or acquisitions in line with its strategy;

•	align our current information technology systems adequately with those of an enlarged group;

•	apply our risk management policy effectively to an enlarged group; and

•	manage a growing number of entities without over-committing management or losing key personnel.

Any failure to manage growth effectively, including relating to any or all of the above challenges associated with our growth plans, could have a material adverse effect on our operating results, financial condition and prospects.

Risks Relating to Chile

Portions of our loan portfolio are subject to risks relating to force majeure events and any such event could materially adversely affect our operating results.

Chile lies on the Nazca tectonic plate, making it one of the world’s most seismically active regions. Our financial and operating performance may be adversely affected by force majeure events, such as natural disasters, particularly in locations where a significant portion of our loan portfolio is composed of real estate loans. Natural disasters such as earthquakes and floods may cause widespread damage which could impair the asset quality of our loan portfolio and could have an adverse impact on the economy of the affected region.

Changes in taxes, including the corporate tax rate, in Chile may have an adverse effect on us and our clients.

The Chilean Government regularly enacts reforms to the tax and other assessment regimes to which we and our customers are subject. The current statutory corporate tax rate in Chile is 20%. Legislation currently being discussed in Congress may gradually increase this to 25% by 2017. In addition other taxes may be modified, the most important being:

1.	Taxation mechanism of profits attributable to shareholders or owners to be changed from distributed cash basis to accrued basis.
2.	Elimination of VAT exemption for construction of houses up to 2,000 UF.
3.	Increase in stamp tax from 0.45% to 0.8%.
4.	Decree Law 600 to be eliminated by 2016, which could adversely affect foreign investment.
5.	Charge VAT tax on all real estate transactions, which could affect the value of the Bank’s repossessed mortgage properties which today are not charged VAT tax when sold.
6.	Lowering of higher individual income tax bracket from 40% to 35%.

We cannot predict if tax reforms will be implemented in the future. The effects of these changes, if enacted, and any other changes that could result from the enactment of additional tax reforms, cannot be quantified at this time, but may have an adverse impact on our results of operations and our clients.

Our growth, asset quality and profitability may be adversely affected by macroeconomic and political conditions in Chile.

A substantial amount of our loans is to borrowers doing business in Chile. Chile’s economy has experienced significant volatility in recent decades, characterized, in some cases, by slow or regressive growth, declining investment and hyperinflation. This volatility resulted in fluctuations in the levels of deposits and in the relative economic strength of various segments of the economies to which we lend. In line with the global economic climate, Chile’s economy contracted 2.3% in 2009 for the first time since 1999. Since then, the Chilean economy has recovered significantly; however, the Chilean economy may not continue to grow in the future or future developments may negatively affect Chile’s overall levels of economic activity.

Negative and fluctuating economic conditions, such as a changing interest rate and inflationary environment, impact our profitability by causing lending margins to decrease and leading to decreased demand for higher margin products and services. Negative and fluctuating economic conditions in Chile could also result in government defaults on public debt. This could affect us in two ways: directly, through portfolio losses, and indirectly, through instabilities that a default in public debt could cause to the banking system as a whole, particularly since commercial banks’ exposure to government debt is high in Chile.

In addition, our revenues are subject to risk of loss from unfavorable political and diplomatic developments, social instability, and changes in governmental policies, including expropriation, nationalization, international ownership legislation, interest-rate caps and tax policies.

No assurance can be given that our growth, asset quality and profitability will not be affected by volatile macroeconomic and political conditions in Chile.

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

We are exposed to risks related to the weakness and volatility of the economic and political situation in Asia, the United States, Europe (including Spain, where Santander Spain, our controlling shareholder, is based), Brazil, Argentina and other nations. Even though the world economy and the financial and capital markets had been recovering from the 2008 crisis throughout 2010 and early 2011, the conditions of the global markets again deteriorated in 2011 and continued through 2012. European countries encountered serious fiscal problems, including high debt levels that impaired growth and increased the risk of sovereign default. Also in 2011, the United States faced fiscal difficulties, which culminated in the downgrade of the U.S. long-term sovereign credit rating by S&P. Ongoing political debates in 2012 with respect to how the United States government would address the so-called “fiscal cliff” contributed to economic uncertainty. In 2012, spillovers from the crisis in Europe weighed negatively on activity and confidence and the global recovery slowed. In 2013, a general recovery was observed in the Eurozone and US economies. Although economic conditions in Europe and the United States may differ significantly from economic conditions in Chile, investors’ reactions to developments in these other countries may have an adverse effect on the market value of securities of Chilean issuers. In particular, investor perceptions of the risks associated with our securities may be affected by perception of risk conditions in Spain.

If these nations’ economic conditions deteriorate, the economy in Chile, as both a neighboring country and a trading partner, could also be affected and could experience slower growth than in recent years, with possible adverse impact on our borrowers and counterparties. If this were to occur, we would potentially need to increase our allowances for loan losses, thus affecting our financial results, our results of operations and the price of our securities. As of December 31, 2013, approximately 3.3% of our assets were held abroad. There can be no assurance that the ongoing effects of the global financial crisis will not negatively impact growth, consumption, unemployment, investment and the price of exports in Chile. Crises and political uncertainties in other Latin American countries could also have an adverse effect on Chile, the price of our securities or our business.

Chile has considerable economic ties with China. In 2013, 24.9% of Chile’s exports went to China, mainly copper. China’s economy has grown at a strong pace in recent times, but a slowdown in economic activity in China may affect Chile’s GDP and export growth as well as the price of copper, which is Chile’s main export.

Chile is also involved in an international litigation with Bolivia regarding maritime borders. We cannot assure you that crises and political uncertainty in other Latin American countries will not have an adverse effect on Chile, the price of our securities or our business.

Fluctuations in the rate of inflation may affect our results of operations.

High levels of inflation in Chile could adversely affect the Chilean economy and have an adverse effect on our business, financial condition and results of operations. Extended periods of deflation could also have an adverse effect on our business, financial condition and results of operations. In 2009, Chile experienced deflation of 1.4% as the global economy contracted. In 2013, CPI inflation was 3.0% compared to 1.5% in 2012.

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

Any change in the methodology of how the CPI index or the UF is calculated could also adversely affect our business, financial condition and results of operations.

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

Year	Exchange rate (Ch$) at year end	Devaluation (Appreciation) (%)
2009	506.43	(19.5)
2010	468.37	(7.5)
2011	521.46	11.3
2012	478.60	(8.2)
2013	523.76	9.4
2014 (until April 28, 2014)	560.36	6.5

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

As a result of the recent global financial crisis, there has been an increase in government regulation of the financial services industry in many countries. Such regulation may also be increased in Chile, including the imposition of higher capital requirements, heightened disclosure standards and restrictions on certain types of transaction structures. In addition, novel regulatory proposals abound in the current environment. If enacted, new regulations could require us to inject further capital into our business as well as in businesses we acquire, restrict the type or volume of transactions we enter into, or set limits on or require the modification of rates or fees that we charge on certain loans or other products, any of which could lower the return on our investments, assets and equity. Changes in regulations may also cause us to face increased compliance costs. As some of the banking laws and regulations have been recently adopted, the manner in which those laws and related regulations are applied to the operations of financial institutions is still evolving. Moreover, to the extent these recently adopted regulations are implemented inconsistently in the various jurisdictions in which we operate, it may face higher compliance costs. No assurance can be given generally that laws or regulations will be adopted, enforced or interpreted in a manner that will not have a material adverse effect on our business and results of operations.

In addition, extensive legislation affecting the financial services industry has recently been adopted in regions that directly or indirectly affect our business, including Spain, the United States and the European Union and other jurisdictions, and regulations are in the process of being implemented.

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

On November 20, 2013, the Chilean Congress approved new legislation to reduce the maximum rates that can be charged on loans. This new legislation is aimed at loans of less than UF 200 (U.S.$8,900) and with a term of more than 90 days, and thus includes consumer loans in installments, lines of credit and credit card lines. Previously, the maximum interest rate for loans of less than UF 200 and with a term of more than 90 days was calculated as the average rate of all transactions undertaken within the banking industry over the previous month of loans of less than UF 200 and with a term of more than 90 days, multiplied by a factor of 1.5. The average and maximum rates are published daily by the SBIF. As of September 30, 2013, the average annual interest rate for this type of loan reached 35.90%, and the maximum annual interest rate reached 53.85%.

On December 13, 2013, the SBIF published the new maximum rates for loans between UF 0 and UF 50 (US$2,225). The new maximum rate was 47.91%, compared to 53.85% as of September 30, 2013. Further reductions of 2% will be implemented gradually every 12 weeks in 2014 until the maximum rate is equal to the average interest rate for loans between UF 200 (US$8,900) to UF 5,000 (US$222,500) plus 21%, unless the flow of new loans in the industry decreases by 10%-20%, in which case the reduction will be partially or completely suspended until the next period. We estimate that it will take 20 months for the maximum rate to reach the 37% level the authorities are seeking for loans of this size.

On December 13, 2013, the SBIF published the new maximum rates for loans between UF 50 (US$2,225) and UF 200 (US$8,900). The new maximum rate was 45.91%, compared to 53.85% as of September 30, 2013. Further reductions of 2% will be implemented gradually every 12 weeks until the maximum rate is equal to the average interest rate for loans between UF 200 (US$8,900) to UF 5,000 (US$222,500) plus 14%, unless the flow of new loans in the industry decreases by 10%-20%, in which case the reduction will be partially or completely suspended until the next period. We estimate that it will take 26 months for the maximum rate to reach the 31% level the authorities are seeking for loans of this size.

We estimate that in 2014, this bill could lower our net interest margin by 15-20 basis points, or approximately Ch$40-50 billion. This estimate is only preliminary, as it is difficult to estimate the speed of implementation of the reduction and the effect on loan volumes

In March 2012, a bill aimed at giving additional enforcement powers to the SERNAC (Chile’s Consumer Protection Agency) regarding financial services became effective and created the SERNAC Financiero, a specific consumer protection agency for the financial industry. The SERNAC Financiero has powers to supervise and regulate Bank products and services. The creation of the SERNAC Financiero has also resulted in additional scrutiny regarding prices and contracts for financial products and services, making it more difficult to raise prices and increasing competition among bank and non-bank competitors.

In July 2012, new regulations regarding the selling of mandatory insurance for loans introduced that will increase competition and that could lower our fees from collecting these premiums. This had a negative impact on fees in 2013 in an amount we estimated to be approximately Ch$6 billion. In 2014, we again auctioned our mortgage P&L insurance provider and prices fell once more. We expect this to have an impact of Ch$8-10 billion in 2014, subject to further changes in estimate.

In line with the future adoption of Basel III regulations in Chile, the SBIF has recently proposed to increase the minimum regulatory capital ratio from 8% to 10%, which would require an amendment to the General Banking Law. Although we currently have a regulatory capital ratio of 13.82% as of December 31, 2013, this change could require us to inject additional capital to our business in the future. According to initial estimates of the impact of market risk on regulatory capital, published for informational purposes only by the SBIF, our ratio of regulatory capital to risk-weighted assets, net of loan loss allowance and deductions, including an initial estimate of the adjustments for market risk was 12.57% as of December 31, 2013. No assurance can be given that these changes will not have a material impact on our capitalization ratio.

On December 18, 2013, the SBIF published new guidelines for provisioning a bank’s residential mortgage loan portfolio. These new regulations are currently open for debate and the final versions are expected to be published in 2014. The drafts of these new regulations include:

•	a proposal that the banking industry adopt a standard model to calculate allowances for housing mortgage loans that explicitly considers loan delinquency and loan / collateral (LTV) ratios, in order to promote active management of credit risk; and

•	a proposal for a new way of evaluating collateral in the context of determining provisions, which would specify certain required conditions that would need to be met by an asset in order for it to be eligible to be used as collateral for mitigating credit risk, as well as more specific requirements of how collateral would be valued for purposes of setting loan loss levels.

These above changes will be implemented gradually by the SBIF once the final rules are published, which is expected by January 2015. At this time, we are unable to estimate the impact these new regulations will have on our loan loss allowance levels for mortgage loans or our net income under IFRS.

A worsening of labor relations in Chile could impact our business.

As of December 31, 2013 on a consolidated basis, we had 11,516 employees, of which 75.9% were unionized. In March 2014, a new collective bargaining agreement was signed with the main unions, which will become effective on October 1, 2014, and which will expire on December 31, 2018. We generally apply the terms of our collective bargaining agreement to unionized and non-unionized employees. We have traditionally had good relations with our employees and their unions, but we cannot assure you that in the future, a strengthening of cross-industry labor movements will not materially and adversely affect our business, financial condition or results of operations.

These and any additional legislative or regulatory actions in Chile, Spain, the European Union, the United States or other countries, and any required changes to our business operations resulting from such legislation and regulations, could result in reduced capital availability, significant loss of revenue, limit our ability to continue organic growth (including increased lending), pursue business opportunities in which we might otherwise consider engaging and provide certain products and services, affect the value of assets that we hold, require us to increase our prices and therefore reduce demand for our products, impose additional costs on us or otherwise adversely affect our businesses. Accordingly, we cannot provide assurance that any such new legislation or regulations would not have an adverse effect on our business, results of operations or financial condition in the future.

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

Investors may find it difficult to enforce civil liabilities against us or our directors, officers and controlling persons.

We are a Chilean corporation. None of our directors are residents of the United States and most of our executive officers reside outside the United States. In addition, a substantial portion of our assets and the assets of our directors and executive officers are located outside the United States. Although we have appointed an agent for service of process in any action against us in the United States with respect to our ADSs, none of our directors, officers or controlling persons has consented to service of process in the United States or to the jurisdiction of any United States court. As a result, it may be difficult for investors to effect service of process within the United States on such persons.

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

In December 2012, primarily in response to the requirements of the European Banking Authority, the Bank of Spain and regulators in various jurisdictions, Santander Spain adopted a corporate governance framework (Marco de Gobierno Interno del Grupo Santander). The purpose of the framework is to organize and standardize the corporate governance practices of Santander Spain and its most significant subsidiaries, including us. (Our Board of Directors approved the adoption of this corporate governance framework in April 2013,) subject to certain overarching principles, such as the precedence of applicable laws and regulations over the framework to the extent they are in conflict. See “Item 16G. Corporate Governance.” Our adoption of this framework may increase Santander Spain’s control over us.

We operate as a stand-alone subsidiary within the Santander Group. Our controlling shareholder has no liability for our banking operations, except for the amount of its holdings of our capital stock. The interests of Santander Spain may differ from the interests of our other shareholders, and the concentration of control in Santander Spain may differ from the interests of our other shareholders, and the concentration of control in Santander Spain will limit other shareholders’ ability to influence corporate matters. As a result, we may take actions that our other shareholders do not view as beneficial.

Our status as a controlled company and a foreign private issuer exempts us from certain of the corporate governance standards of the New York Stock Exchange (“NYSE”), limiting the protections afforded to investors.

We are a “controlled company” and a “foreign private issuer” within the meaning of the NYSE corporate governance standards. Under the NYSE rules, a controlled company is exempt from certain NYSE corporate governance requirements. In addition, a foreign private issuer may elect to comply with the practice of its home country and not to comply with certain NYSE corporate governance requirements, including the requirements that (1) a majority of the board of directors consist of independent directors, (2) a nominating and corporate governance committee be established that is composed entirely of independent directors and has a written charter addressing the committee’s purpose and responsibilities, (3) a compensation committee be established that is composed entirely of independent directors and has a written charter addressing the committee’s purpose and responsibilities and (4) an annual performance evaluation of the nominating and corporate governance and compensation committees be undertaken. Although we have similar practices, they do not entirely conform to the NYSE requirements for U.S. issuers; therefore we currently use these exemptions and intend to continue using them. Accordingly, you will not have the same protections afforded to shareholders of companies that are subject to all NYSE corporate governance requirements.

There may be a lack of liquidity and market for our shares and ADSs.

Our ADSs are listed and traded on the NYSE. Our common stock is listed and traded on the Santiago Stock Exchange, the Chile Electronic Stock Exchange and the Valparaiso Stock Exchange, which we refer to collectively as the Chilean Stock Exchanges, although the trading market for the common stock is small by international standards. At December 31, 2013, we had 188,446,126,794 shares of common stock outstanding. The Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. According to Article 14 of the Ley de Mercado de Valores, Ley No. 18,045, or the Chilean Securities Market Law, the Superintendencia de Valores y Seguros, or the Superintendency of Securities and Insurance, may suspend the offer, quotation or trading of shares of any company listed on one or more Chilean Stock Exchanges for up to 30 days if, in its opinion, such suspension is necessary to protect investors or is justified for reasons of public interest. Such suspension may be extended for up to 120 days. If, at the expiration of the extension, the circumstances giving rise to the original suspension have not changed, the Superintendency of Securities and Insurance will then cancel the relevant listing in the registry of securities. In addition, the Santiago Stock Exchange may inquire as to any movement in the price of any securities in excess of 10% and suspend trading in such securities for a day if it deems necessary.

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

ADS holders may be subject to additional risks related to holding ADSs rather than shares.

Because ADS holders do not hold their shares directly, they are subject to the following additional risks, among others:

•	as an ADS holder, we will not treat you as one of our direct shareholders and you may not be able to exercise shareholder rights;

•	we and the depositary may amend or terminate the deposit agreement without the ADS holders’ consent in a manner that could prejudice ADS holders or that could affect the ability of ADS holders to transfer ADSs; and

•	the depositary may take or be required to take actions under the Deposit Agreement that may have adverse consequences for some ADS holders in their particular circumstances.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Overview

We are the largest bank in Chile in terms of total assets and equity. As of December 31, 2013, we had total assets of Ch$27,122,227 million (U.S.$51,740 million), outstanding loans and interbank loans, net of allowances for loan losses of Ch$20,445,828 (U.S.$39,004 million), total deposits of Ch$15,296,035 million (U.S.$29,180 million) and equity of Ch$2,372,456 million (U.S.$4,526 million). As of December 31, 2013, we employed 11,516 people and had the largest private branch network in Chile, with 493 branches. Our headquarters are located in Santiago and we operate in every major region of Chile.

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

The chart below sets forth the names and areas of responsibility of our senior managers as of April 2014.

Board President
Vittorio Corbo
Internal Audit
Ricardo Martinez
CEO
Claudio Melandri
Global banking & Markets
Fred Meller
CFO
Miguel Mata
Controller
Gabriel Montoya
Accounting
Felipe Contreras
Human Resources & Administration
José Miguel Manzano
Individuals & SMEs
Julian Acuña
Companies and institutional lending
Matias Sanchez
Risks
Franco Rizza
CRO
Roberto Jara
Corporate Communications / Public Policy
Pablo Correa
Technology & Operations
Angel Rebolledo
Legal Counsel
Cristian Florence

C. Business Overview

We have 493 total branches, 282 of which are operated under the Santander brand name, with the remaining branches under certain specialty brand names, including 77 under the Santander Banefe brand name, 41 under the SuperCaja brand name, 46 under the Select brand name and 47 as auxiliary and payment centers. We provide a full range of financial services to corporate and individual customers. We divide our clients into the following segments: (i) Commercial Banking and (ii) Global Banking and Markets. The Bank has the following operating segments:

•	Individuals and SMEs

•	Santander Banefe, consisting of individuals with monthly incomes between Ch$150,000 (U.S.$286) and Ch$400,000 (U.S.$763) and served through our Banefe branch network. This segment accounts for 3.5% of our total loans outstanding as of December 31, 2013. This segment offers customers a range of products, including consumer loans, credit cards, auto loans, residential mortgage loans, debit card accounts, savings products, mutual funds and insurance brokerage.

•	Individuals in Commercial banking, consisting of individuals with a monthly income greater than Ch$400,000 (U.S.$763). Clients in this segment account for 46.1% of our total loans outstanding as of December 31, 2013 and are offered a range of products, including consumer loans, credit cards, auto loans, commercial loans, foreign trade financing, residential mortgage loans, checking accounts, savings products, mutual funds and insurance brokerage.

•	Small and mid-sized companies, consisting of small companies with annual revenue of less than Ch$1,200 million (U.S.$2.3 million). As of December 31, 2013, this segment represented approximately 15.3% of our total loans outstanding. Customers in this segment are offered a range of products, including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, savings products, mutual funds and insurance brokerage.

•	Companies and Institutional

•	Institutional, such as universities, government agencies, municipalities and regional governments. As of December 31, 2013, these clients represented 1.7% of our total loans outstanding. Customers in this sub-segment are also offered the same products that are offered to the customers in our small businesses segment. This sub-segment is included in the Retail segment because customers in this sub-segment are a potential source for new individual customers.

•	Companies, consisting of companies with annual revenue over Ch$1,200 million (U.S.$2.3 million) and up to Ch$10,000 million (U.S.$19.1 million). Customers in this segment are offered a wide range of products, including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, cash management, treasury services, financial advisory, savings products, mutual funds and insurance brokerage. As of December 31, 2013, these clients represented 8.4% of our total loans outstanding.

•	Real estate, consisting of all companies in the real estate sector with annual revenue over Ch$800 million (U.S.$1.5 million), including construction companies and real estate companies that execute projects for sale to third parties. As of December 31, 2013, these clients represented 4.7% of our total loans outstanding. To these clients we offer, in addition to traditional banking services, specialized services for financing, primarily residential projects, in order to increase the sale of residential mortgage loans.

•	Large corporations, consisting of companies with annual revenue over Ch$10,000 million (U.S.$19.1 million). Customers in this segment are also offered the same products that are offered to the customers in our mid–sized companies segment. As of December 31, 2013, these clients represented 9.1% of our total loans outstanding.

•	Global Banking and Markets

•	Corporate, consisting of companies that are foreign multinationals or part of a larger Chilean economic group with sales of over Ch$10,000 million (U.S.$19.1 million). As of December 31, 2013, these clients represented 10.5% of our total loans outstanding. Customers in this segment are offered a wide range of products, including commercial loans, leasing, factoring, foreign trade, mortgage loans, checking accounts, cash management, treasury services, financial advisory, savings products, mutual funds and insurance brokerage.

•	The Treasury Division, which provides sophisticated financial products mainly to companies in the wholesale banking and the middle–market segments. This includes products such as short–term financing and funding, securities brokerage, interest rate and foreign currency derivatives, securitization services and other tailor made financial products. The Treasury Division also manages our trading positions.

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

The table below sets forth our lines of business and certain statistical information relating to each of them for the year ended December 31, 2013. Please see “Note 4—Business Segments” to our Audited Consolidated Financial Statements for details of revenue by business segment in the last three years.

		As of December 31, 2013
	Loans and accounts receivable from customers (1)	Net interest income	Net fee and commission income	Financial transactions, net (2)	Provision for loan losses	Support expenses (3)	Segment’s net contribution
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn

Segments
Individuals + SMEs
Santander Banefe	727,452	99,182	25,648	1,614	(56,309)	(52,370)	17,765
Commercial Banking	9,710,249	506,192	123,496	7,118	(157,697)	(298,173)	180,936
Small and mid-sized companies (SMEs)	3,223,215	260,856	37,641	4,798	(101,611)	(79,633)	122,051
Subtotal	13,660,916	866,230	186,785	13,530	(315,617)	(430,176)	320,752

Companies and institutional
Companies	1,757,586	73,906	14,020	7,457	(21,364)	(27,947)	46,072
Large Corporations	1,923,810	62,953	9,026	5,930	(15,296)	(19,937)	42,676
Real estate	996,847	26,607	3,588	287	(5,098)	(6,055)	19,329
Institutional	353,509	30,283	2,615	562	261	(15,889)	17,832
Subtotal	5,031,752	193,749	29,249	14,236	(41,497)	(69,828)	125,909

Subtotal Commercial Banking	18,692,668	1,059,979	216,034	27,766	(357,114)	(500,004)	446,661

Global Banking and Markets
Corporate	2,219,045	63,036	16,295	9,011	(14,739)	(19,802)	53,801
Treasury	-	9,896	1,727	41,706	-	(17,926)	35,403
Subtotal	2,219,045	72,932	18,022	50,717	(14,739)	(37,728)	89,204

Other	149,048	(56,149)	(4,220)	45,954	391	(20,121)	(34,145)

Total	21,060,761	1,076,762	229,836	124,437	(371,462)	(557,853)	501,720

Other operating income							88,155
Other operating expenses							(52,338)
Income from investments in associates and other companies							1,422
Income tax expense							(94,530)
Net income for the year							444,429

(1)	Loans and accounts receivables from customers plus interbank loans, gross of allowances for loan issues.

(2)	Includes net profit (loss) from financial operations and net foreign exchange gain (loss).

(3)	Equal to the sum of personnel expenses, administrative expenses, depreciations and amortizations and impairment of property, plant, and equipment.

Operations through Subsidiaries

Today, the General Banking Law permits us to directly provide the leasing and financial advisory services that we could formerly offer only through our subsidiaries, to offer investment advisory services outside of Chile and to undertake activities that we could not formerly offer directly or through subsidiaries, such as factoring, securitization, foreign investment funds, custody and transport of securities and insurance brokerage services. For the twelve–month period ended December 31, 2013, our subsidiaries collectively accounted for 1.6% of our total consolidated assets.

Name of the subsidiary		Percent ownership share
		As of December 31
		2013			2012			2011
		Direct	Indirect	Total	Direct	Indirect	Total	Direct	Indirect	Total
	Main activity	%	%	%	%	%	%	%	%	%

Santander Corredora de Seguros Limitada	Insurance brokerage	99.75	0.01	99.76	99.75	0.01	99.76	99.75	0.01	99.76
Santander S.A. Corredores de Bolsa	Financial instruments brokerage	50.59	0.41	51.00	50.59	0.41	51.00	50.59	0.41	51.00
Santander Asset Management S.A. Administradora General de Fondos (*)	Third-party funds administration	-	-	-	99.96	0.02	99.98	99.96	0.02	99.98
Santander Agente de Valores Limitada	Securities brokerage	99.03	-	99.03	99.03	-	99.03	99.03	-	99.03
Santander S.A. Sociedad Securitizadora	Purchase of credits and issuance of debt instruments	99.64	-	99.64	99.64	-	99.64	99.64	-	99.64
Santander Servicios de Recaudación y Pagos Limitada	Support society, making and receiving payments	99.90	0.10	100.00	99.90	0.10	100.00	99.90	0.10	100.00

(*) Santander Asset Management S.A. Administradora General de Fondos was sold in December 2013, see Note 03 - Significant events to the Audited Consolidated Financial Statements.

The following companies have been consolidated based on the determination that the Bank has control as described in note 10 to the Audited Consolidated Financial Statements and in accordance with IFRS 10, Consolidated Financial Statements:

•	Santander Gestión de Recaudación y Cobranza Limitada (collection services)

•	Multinegocios S.A. (management of sales force).

•	Servicios Administrativos y Financieros Limitada (management of sales force)

•	Fiscalex Limitada (collection services)

•	Multiservicios de Negocios Limitada (call center)

•	Bansa Santander S.A. (management of repossessed assets and leasing of properties)

Competition

Overview

The Chilean financial services market consists of a variety of largely distinct sectors. The most important sector, commercial banking, includes a number of privately-owned banks and one public–sector bank, Banco del Estado (which operates within the same legal and regulatory framework as the private sector banks). The private-sector banks include local banks and a number of foreign-owned banks operating in Chile. The Chilean banking system is comprised of 24 banks, including one public-sector bank. The five largest banks accounted for 72.5% of all outstanding loans by Chilean financial institutions as of December 31, 2013 (excluding Corpbanca’s subsidiary in Colombia).

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

The following tables set out certain statistics comparing our market position to that of our peer group, defined as the five largest banks in Chile in terms of total loans as of December 31, 2013.

	As of December 31, 2013, unless otherwise noted
	Market Share	Rank
Commercial loans	17.4%	2
Consumer loans	24.6%	1
Residential mortgage loans	20.7%	1
Total loans(1)	19.1%	2
Deposits	16.6%	3
Credit card accounts	27.5%	1
Checking accounts	23.3%	2
Branches(3)	18.9%	1

Source: SBIF, excludes Corpbanca Colombia.

(1)	Excludes interbank loans.

(2)	Source: Asociación de Fondos Mutuos de Chile.

(3)	Excludes special–service payment centers.

Loans

As of December 31, 2013, our loan portfolio was the second-largest among Chilean banks. Our loan portfolio on a stand–alone basis represented 19.1% of the market for loans in the Chilean financial system as of such date. The following table sets forth our and our peer group’s market shares in terms of loans (excluding Corpbanca Colombia).

	As of December 31, 2013
Loans	Ch$ million	U.S.$ million	Market Share
Santander-Chile	21,060,761	40,177	19.1%
Banco de Chile	21,332,278	40,695	19.3%
Banco del Estado	15,024,048	28,661	13.6%
Banco de Crédito e Inversiones	14,529,713	27,718	13.2%
Corpbanca	7,972,440	15,209	7.2%
BBVA, Chile	7,588,852	14,477	6.9%
Others	22,742,617	43,385	20.6%
Chilean financial system	110,250,709	210,322	100.0%

Source: SBIF.

Deposits

On a stand-alone basis, we had a 16.6% market share in deposits, ranking third among banks in Chile as of December 31, 2013. Deposit market share is based on total time and demand deposits as of the respective dates. The following table sets forth our and our peer group’s market shares in terms of deposits (excluding Corpbanca Colombia).

	As of December 31, 2013
Deposits	Ch$ million	U.S.$ million	Market Share
Santander-Chile	15,296,035	29,180	16.6%
Banco del Estado	18,369,535	35,043	19.9%
Banco de Chile	16,387,057	31,261	17.8%
Banco de Crédito e Inversiones	11,628,315	22,183	12.6%
BBVA, Chile	5,912,767	11,280	6.4%
Corpbanca	5,759,167	10,987	6.3%
Others	18,768,859	35,805	20.4%
Chilean financial system	92,121,735	175,738	100.0%

Source: SBIF.

Total equity

With Ch$2,354,182 million (U.S.$4,491 million) in equity in Chilean Bank GAAP as of December 31, 2013, we were the largest commercial bank in Chile in terms of shareholders’ equity. The following table sets forth our and our peer group’s shareholders’ equity.

	As of December 31, 2013
Total Equity	Ch$ million	U.S.$ million	Market Share
Santander-Chile	2,354,182	4,491	18.2%
Banco de Chile	2,284,316	4,358	17.7%
Banco del Estado	1,082,294	2,065	8.4%
Banco de Crédito e Inversiones	1,582,100	3,018	12.3%
Corpbanca	1,717,039	3,276	13.3%
BBVA, Chile	666,730	1,272	5.2%
Others	3,215,015	6,133	24.9%
Chilean financial system	12,901,676	24,613	100.0%

Source: SBIF.

Efficiency

As of December 31, 2013, we were the most efficient bank in our peer group. The following table sets forth our and our peer group’s efficiency ratio (defined as operating expenses as a percentage of operating revenue, which is the aggregate of net interest income, fees and income from services (net), net gains from mark–to–market and trading, exchange differences (net) and other operating income (net)) in 2013.

Efficiency ratio	As of December 31, 2013
Santander-Chile	42.4%
Banco de Chile	42.8%
Banco del Estado	59.4%
Banco de Crédito e Inversiones	47.9%
BBVA, Chile	58.3%
Corpbanca	52.3%
Chilean financial system	49.7%

Source: SBIF.

Net income for the period attributable to shareholders

In 2013, we were the second largest bank in Chile in terms of net income attributable to shareholders of Ch$444,061 million (U.S.$847 million) measured under Chilean Bank GAAP. The following table sets forth our and our peer group’s net income.

	As of December 31, 2013
Net income for the year (1)	Ch$ million	U.S.$ million	Market Share
Santander-Chile	444,061	847	23.2%
Banco de Chile	513,603	980	26.8%
Banco de Crédito e Inversiones	300,294	573	15.7%
Corpbanca	167,910	320	8.8%
BBVA, Chile	50,474	96	2.6%
Banco del Estado	115,356	220	6.0%
Others	324,294	619	16.9%
Chilean financial system	1,915,992	3,655	100.0%

Source: SBIF.

(1)	Net income before non-controlling interest.

Return on equity

As of December 31, 2013, we were the third most profitable bank in our peer group (as measured by return on period-end equity under Chilean Bank GAAP) and the most capitalized bank as measured by the BIS ratio. The following table sets forth our and our peer group’s return on average equity and BIS ratio.

	Return on period-end equity as of December 31, 2013	BIS Ratio as of December 31, 2013
Santander-Chile	18.9%	13.8%
Banco de Chile	22.5%	13.1%
Banco del Estado	10.7%	11.3%
Banco de Crédito e Inversiones	19.0%	13.4%
BBVA, Chile	7.6%	11.9%
Corpbanca	9.8%	13.2%
Chilean Financial System	14.9%	12.8%

Source: SBIF.

Asset Quality

As of December 31, 2013, we had the second-highest non-performing loan to loan ratio in our peer group. The following table sets forth our and our peer group’s non-performing loan ratio as defined by the SBIF as of December 31, 2013.

Non-performing loans / total loans(1) as of December 31, 2013
Santander-Chile	2.91
Banco de Chile	1.11
Banco del Estado	3.76
Banco de Crédito e Inversiones	2.38
BBVA, Chile	1.49
Corpbanca	1.29
Chilean financial system	2.20

Source: SBIF.

(1)	Non-performing loans divided by total loans, excluding interbank loans.

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

Pursuant to the regulations of the SBIF, the following ownership disclosures are required:

•	a bank is required to inform the SBIF of the identity of any person owning, directly or indirectly, 5.0% or more of such banks’ shares;

•	holders of ADSs must disclose to the Depositary the identity of beneficial owners of ADSs registered under such holders’ names;

•	the Depositary is required to notify the bank as to the identity of beneficial owners of ADSs which such Depositary has registered and the bank, in turn, is required to notify the SBIF as to the identity of the beneficial owners of the ADSs representing 5.0% or more of such banks’ shares; and

•	bank shareholders who individually hold 10.0% or more of a bank’s capital stock and who are controlling shareholders must periodically inform the SBIF of their financial condition.

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

Deposit Insurance

The Chilean government guarantees up to 90.0% of the principal amount of certain time and demand deposits and savings accounts held by natural persons with a maximum value of UF120 per person (Ch$2,797,147 or U.S.$5,336 as of December 31, 2013) per calendar year in the entire financial system.

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

Minimum Capital

Under the General Banking Law, a bank is required to have a minimum of UF800,000 (approximately Ch$18,648 million or U.S.$35.6 million as of December 31, 2013) of paid-in capital and reserves, regulatory capital of at least 8% of its risk weighted assets, net of required allowances, and paid in capital and reserves of at least 3% of its total assets, net of required allowances.

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

Capital Adequacy Requirements

According to the General Banking Law, each bank should have regulatory capital of at least 8.0% of its risk-weighted assets, net of required allowances. The calculation of risk weighted assets is based on a five-category risk classification system for bank assets that is based on the Basel Committee recommendations. The SBIF is expected to implement in 2014 or 2015 the application of the third pillar of Basel II in Chile, which includes the implementation of capital limits with market risk and operational risk-weighted assets. These changes must be approved by the Chilean Congress, as it involves a modification to the General Banking Law.

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

Table 2

Rating Agency	Short Term	Long Term
Moody’s	P2	Ba3
Standard and Poor’s	A-2	BB-
Fitch	F2	BB-
Dominion Bond Rating (DBRS)	R-2	BB (low)

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

Table 3

Rating Agency	Short Term	Long Term
Moody’s	P1	Aa3
Standard and Poor’s	A1+	AA-
Fitch	F1+	AA-
DBRS	R-1 (high)	AA(low)

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

New Regulations for “Mortgage Bonds”

In 2012, the mortgage-covered bond legislation was approved by the Chilean congress. The new class of bonds, known as “mortgage bonds,” are debt backed by the company that sells them, as well as by a pool of mortgages that in the event of insolvency the pool of mortgages are auctioned with the corresponding mortgage bond. Unlike covered bonds, they are not be limited to banks. These bonds, if bought by banks, will be available for immediate liquidity in the Central Bank liquidity window and will have other restrictions as to the type of mortgage they will be funding, i.e. mortgage loans with loan-to-values of maximum 80%.

U.S. Banking Regulation - Volcker Rule

On July 21, 2010, the United States enacted the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), which provides a broad framework for significant regulatory changes that extend to almost every area of U.S. financial regulation. Within the Dodd-Frank Act, the Volcker Rule prohibits “banking entities” from engaging in certain forms of proprietary trading or from sponsoring or investing in certain covered funds, in each case subject to certain limited exceptions. The Volcker Rule became effective on July 21, 2012 and on December 10, 2013, U.S. regulators issued final rules implementing the Volcker Rule. The final rules also limit the ability of banking entities and their affiliates to enter into certain transactions with such funds with which they or their affiliates have certain relationships. The final rules contain exclusions and certain exemptions for market-making, hedging, underwriting, trading in U.S. government and agency obligations as well as certain foreign government obligations, trading solely outside the United States, and also permits certain ownership interests in certain types of funds to be retained. The final rules implementing the Volcker Rule extended the period for all banking entities to conform with the Volcker Rule and implement a compliance program until July 21, 2015, and additional extensions are possible. Banking entities such as Santander Spain must bring their activities and investments worldwide into compliance with the requirements of the Volcker Rule by the end of the conformance period. Santander Spain is assessing how the final rules implementing the Volcker Rule will affect its businesses, including Santander-Chile, and is developing and implementing plans to bring affected businesses into compliance.

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

The following activities are disclosed in response to Section 13(r) with respect to affiliates of Santander UK within the Santander Group:

During the period covered by this report:

(a)   A Santander UK customer, being an Iranian national resident in the U.K., was designated in September 2013 as acting for or on behalf of the Government of Iran. This accountholder’s current account and credit card with Santander UK were closed in December 2013. No revenue was generated by Santander UK on these products.

(b)   In early October 2013, Santander UK opened an account for a Tunisian national, resident in the U.K., who is currently designated by the U.S. for terrorism. After becoming aware of this customer’s designation, Santander UK exited the relationship later in October 2013. No revenue was generated by Santander UK on these accounts.

(c)   Santander UK holds frozen savings and current accounts for three customers resident in the U.K. who are currently designated by the U.S. for terrorism. The accounts held by each customer were blocked after the customer’s designation and have remained blocked and dormant throughout 2013. No revenue was generated by Santander UK on these accounts.

(d)   A U.K. company maintained two commercial accounts at Santander UK that were used to provide payroll processing services for a U.K. entity that is currently designated by the U.S. under the Iran sanctions regime. The accounts may have been used to provide payroll services to other Iranian clients. Santander UK became aware of this account activity in September 2013 and exited the relationship in January 2014. No revenue was generated by Santander UK on these accounts.

(e)   An Iranian national, resident in the U.K., who is currently designated by the U.S. and the U.K. under the Iran Sanctions regime held a mortgage with Santander UK that was issued prior to any such designation. No further drawdown has been made (or would be allowed) under this mortgage although we continue to receive repayment installments. In 2013, total revenue in connection with the mortgage was £10,421 whilst net profits were negligible relative to the overall profits of Santander UK. Santander UK does not intend to enter into any new relationships with this customer, and any disbursements will only be made in accordance with applicable sanctions. The same Iranian national also holds two investment accounts with Santander Asset Management UK Limited, which was a part of the Group until December. The accounts have remained frozen throughout 2013. The investment returns are being automatically reinvested, and no disbursements have been made to the customer. Total revenue for the Group in connection with the investment accounts was £247 whilst net profits in 2013 were negligible relative to the overall profits of Santander Spain.

In addition, the Group has certain legacy export credits and performance guarantees with Bank Mellat, which are included in the U.S. Department of the Treasury’s Office of Foreign Assets Control’s Specially Designated Nationals and Blocked Persons List. The Bank entered into two bilateral credit facilities in February 2000 in an aggregate principal amount of €25.9 million. Both credit facilities matured in 2012. In addition, in 2005 Santander Spain participated in a syndicated credit facility for Bank Mellat of €15.5 million, which matures on July 6, 2015. As of December 31, 2013, the Group was owed €4.3 million under this credit facility.

Bank Mellat has been in default under all of these agreements in recent years and Santander Spain has been and expects to continue to be repaid any amounts due by official export credit agencies, which insure between 95% and 99% of the outstanding amounts under these credit facilities. No funds have been extended by Santander under these facilities since they were granted.

The Group also has certain legacy performance guarantees for the benefit of Bank Sepah and Bank Mellat (stand-by letters of credit to guarantee the obligations – either under tender documents or under contracting agreements – of contractors who participated in public bids in Iran) that were in place prior to April 27, 2007. However, should any of the contractors default in their obligations under the public bids, the Group would not be able to pay any amounts due to Bank Sepah or Bank Mellat because any such payments would be frozen pursuant to Council Regulation (EU) No. 961/2010.

In the aggregate, all of the transactions described above resulted in approximately €72,000 gross revenues and approximately €123,000 net loss to the Group in 2013, all of which resulted from the performance of export credit agencies rather than any Iranian entity. The Group has undertaken significant steps to withdraw from the Iranian market such as closing its representative office in Iran and ceasing all banking activities therein, including correspondent relationships, deposit taking from Iranian entities and issuing export letters of credit, except for the legacy transactions described above. The Group is not contractually permitted to cancel these arrangements without either (i) paying the guaranteed amount – which payment would be frozen as explained above (in the case of the performance guarantees), or (ii) forfeiting the outstanding amounts due to it (in the case of the export credits). As such, the Group intends to continue to provide the guarantees and hold these assets in accordance with company policy and applicable laws.

D. Property, Plant and Equipment

We are domiciled in Chile and own our principal executive offices located at Bandera 140, Santiago, Chile. We also own twelve other buildings in the vicinity of our headquarters, and we rent six other buildings. At December 31, 2013, we owned the locations at which 25.4% of our branches were located. The remaining branches operate at rented locations. We believe that our existing physical facilities are adequate for our needs.

Main properties as of December 31, 2013	Number
Central Offices
Owned	4
Rented	6
Total	10

Branches(1)
Owned	122
Rented	359
Total	481

Other property(2)
Owned	51
Rented	7
Total	58

(1)	Some branches are located inside central office buildings and other properties. Including these branches, the total number of branches is 493. Special payment centers are included in Other property.

(2)	Consists mainly of parking lots, mini-branches and property owned by our subsidiaries.

The following table sets forth a summary of the main computer hardware and other systems-equipment that we own.

Category	Brand	Application
Mainframe	IBM	Back-end, Core-System Altair, Payment means and foreign trade.
Midrange	IBM	Interconnections between Mainframe and mid-range
Midrange	SUN/Unix	Interconnections applications Credit & debit cards
	SUN/UNIX	Treasury, MIS, Work Flow, Accounting
Midrange	IBM	WEB
Desktop	HP/Lenovo	Platform applications
Call Center	Avaya	Telephone system
	Genesys	Integration Voice/data
	Nice	Voice recorder
	Nortel	IVR

The main software systems that we use are:

Category	Product	Origin
Core-System	ALTAIR	Accenture
Data base	DB2	IBM
Data base	Oracle	Oracle
Data base	SQL Server	Microsoft
WEB Service	Internet Information Server	Microsoft
Message Service	MQSeries	IBM
Transformation	MQIntegrator	IBM

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Accounting Standards Applied in 2013

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

Charge-offs and Accounts Receivable

The Compendium requires companies to establish deadlines for the charge-off of loans and accounts receivable. IFRS does not require any such deadline for charge-offs. A charge-off due to impairment would be recorded, if and only if, all efforts at collection of the loan or account receivable had been exhausted. We do not believe that this difference materially impacts our financial statements.

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

Allowance for loan losses

The Bank records its allowances following its internal models for the recording of incurred debt. These models have been approved by the Board. To establish impairment losses, the Bank carries out an evaluation of outstanding loans and accounts receivable from customers, as detailed below:

•	Individual assessment of debtors: when debtors are recorded as individually significant, i.e., when they have significant debt levels or, even for those that do not have these levels, could be classified in a group of financial assets with similar credit risk features and who, due to the size, complexity or level of exposure, require detailed information. See “Item 5. Operating and Financial Review and Prospects—F. Selected Statistical Information—Classification of Loan Portfolio—Classification of Loan Portfolio—Credit Approval: Loans approved on an individual basis” and “Note 1—Summary of Significant Accounting Policies—(o) Allowances for loan losses” of our Audited Consolidated Financial Statements.

•	Group assessment of debtors: when there is no evidence of impairment for individually-assessed debtors—whether or not significant—the Bank groups debtors with similar risk credit features and assesses them for impairment. Debtors individually assessed for impairment and for whom a loss due to impairment has been recorded, are not included in the group assessment of impairment. See “Item 5. Operating and Financial Review and Prospects—F. Selected Statistical Information—Classification of Loan Portfolio—Classification of Loan Portfolio—Credit Approval: Loans approved on a group basis” and “Note 1—Summary of Significant Accounting Policies—(o) Allowances for loan losses” of our Audited Consolidated Financial Statements.

Derivative activities

As of December 31, 2013, 2012, and 2011, derivatives are measured at fair value on the statement of financial position and the net unrealized gain (loss) on derivatives is classified as a separate line item within the income statement. Under IFRS, banks must mark-to-market derivatives. A derivative financial instrument held for trading purposes must be marked to market and the unrealized gain or loss must be recognized in the income statement. The Bank recognizes three kinds of hedge accounting: (i) cash flow hedges, (ii) fair value hedges and (iii) hedging of foreign net investments.

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

In 2013, the derivatives classified as held for trading include the debit value adjustments (DVA) for those derivatives in which the Bank has a net liability position with its counterparty. This resulted in income of Ch$8,324 million in 2013.

Accounting changes

IAS 19 – “Employee Benefits Revised” was implemented as of January 1, 2013. Regarding the Pension Plan (Defined benefits), the main change of the new version of the IAS 19 is the inability to defer the costs of ‘past services’ of the defined benefit plans, (immediate recognition is required) as well as the recognition of actuarial gains and losses in other comprehensive income and the elimination of the “corridor approach.” The amendments require an accounting change that must be applied retroactively following IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors”. The required adjustments to comply with the IAS 19 - Employee Benefits amendments within the Consolidated Balance Sheet as of December 31, 2012 are as follows:

	Closing balance as of December 31,	Adjustments		Adjusted balance as of December 31,
Consolidated Statement of Financial Position	2012			2012
	Ch$mn	Ch$mn		Ch$mn
Asset
Deferred taxes	181,678	197		181,875
Other assets	658,873	(983)	(*)	657,090
Total Assets	840,551	(786)		839,765
Liabilities
Provisions	191,796	96		191,892
Total Liabilities	191,796	96		191,892
Equity
Reserves	976,561	(1,101)	(**)	975,460
Income for the period	356,493	315	(***)	356,808
Minus: Provision for mandatory dividends	(106,948)	(96)		(107,044)
Total Equity	1,226,106	(882)		1,225,224

(*) Corresponds to decrease in deferred past service costs

(**) Corresponds to the effect, net of taxes, on pension plans that was deferred as of December 31, 2011

(***) Corresponds to an effect on income for the period

The adjustments required by the IAS 19 modifications as of January 1, 2012 are as follows:

	Opening balance as of January 1,	Adjustments		Adjusted balance as of January 1,
Consolidated Statement of Financial Position	2012			2012
	Ch$mn	Ch$mn		Ch$mn
Assets
Deferred taxes	136,521	276		136,797
Other assets	550,326	(1,377)	(*)	548,949
Total Assets	686,847	(1,101)		685,746
Equity
Reserves	802,528	(1,101)	(**)	801,427
Total Equity	802,528	(1,101)		801,427

(*) Corresponds to decrease in pension plan for deferred pension costs

(**) Corresponds to pension plans amount pending of deferral as of December 31, 2011 (net of income tax)

The adjusted Consolidated Balance Sheet with modifications required by IAS 19 - Employee Benefits are as follows:

	Closing balance as of December 31,	IAS 19 adjustments	Adjusted balance as of December 31,
	2012		2012
	Ch$mn	Ch$mn	Ch$mn
ASSETS
Cash and deposits in banks	1,250,414	-	1,250,414
Cash items in process of collection	520,267	-	520,267
Trading investments	338,287	-	338,287
Investments under resale agreements	6,993	-	6,993
Financial derivative contracts	1,293,212	-	1,293,212
Interbank loans, net	90,414	-	90,414
Loans and accounts receivable from customers	18,326,190	-	18,326,190
Available for sale investments	1,826,158	-	1,826,158
Held to maturity investments	-	-	-
Investments in associates and other companies	7,614	-	7,614
Intangible assets	87,347	-	87,347
Property, plant, and equipment	162,214	-	162,214
Current taxes	10,227	-	10,227
Deferred taxes	181,678	197	181,875
Other assets	658,873	(983)	657,890
TOTAL ASSETS	24,759,888	(786)	24,759,102
LIABILITIES
Deposits and other demand liabilities	4,970,019	-	4,970,019
Cash items in process of being cleared	284,953	-	284,953
Obligations under repurchase agreements	304,117	-	304,117
Time deposits and other time liabilities	9,112,213	-	9,112,213
Financial derivative contracts	1,146,161	-	1,146,161
Interbank borrowings	1,438,003	-	1,438,003
Issued debt instruments	4,571,289	-	4,571,289
Other financial liabilities	192,611	-	192,611
Current taxes	525	-	525
Deferred taxes	9,544	-	9,544
Provisions	191,796	96	191,892
Other liabilities	341,274	-	341,274
TOTAL LIABILITIES	22,562,505	96	22,562,601
EQUITY

Attributable to the Bank’s shareholders:	2,163,118	(882)	2,162,236
Capital	891,303	-	891,303
Reserves	976,561	(1,101)	975,460
Valuation adjustments	(3,781)	-	(3,781)
Retained earnings	299,035	219	299,254
Retained earnings of prior years	49,490	-	49,490
Income for the period	356,493	315	356,808
Minus: Provision for mandatory dividends	(106,948)	(96)	(107,044)
Non-controlling interest	34,265	-	34,265
TOTAL EQUITY	2,197,383	(882)	2,196,501
TOTAL LIABILITIES AND EQUITY	24,759,888	(786)	24,759,102

The necessary adjustments made to the Income Statement for comparative purposes as of December 31, 2012 are detailed below:

	Closing balance as of December 31	IAS 19 adjustments	Adjusted balance as of December 31
	2012		2012
	Ch$mn	Ch$mn	Ch$mn
OPERATING INCOME
Interest income	1,890,953	-	1,890,953
Interest expense	(848,219)	-	(848,219)
Net interest income	1,042,734	-	1,042,734
Fee and commission income	360,427	-	360,467
Fees and commissions expense	(89,855)	-	(89,855)
Net fee and commission income	270,572	-	270,572
Net income from financial operations	(64,079)	-	(64,079)
Foreign exchange profit (loss), net	146,378	-	146,378
Other operating income	13,105	-	13,105
Net operating profit before provision for loan losses	1,408,710	-	1,408,710
Provisions for loan losses	(403,692)	-	(403,692)
NET OPERATING PROFIT	1,005,018	-	1,005,018
Personnel salaries and expenses	(300,298)	394	(299,904)
Administrative expenses	(183,379)	-	(183,379)
Depreciation and amortization	(56,369)	-	(56,369)
Impairment	(90)	-	(90)
Other operational expenses	(59,637)	-	(59,637)
TOTAL OPERATIONAL EXPENSES	(599,773)	394	(599,379)
OPERATING INCOME	405,245	394	405,639
Income from investments in associates and other companies	267	-	267
Income before tax	405,512	394	405,906
Income tax expense	(44,394)	(79)	(44,473)
NET INCOME FOR THE PERIOD	361,118	315	361,433
Attributable to:
Bank shareholders	356,493	315	356,808
Non-controlling interest	4,625	-	4,625
Earnings per share attributable to Bank shareholders: (expressed in Chilean pesos)
Basic earnings	1.892	0.001	1.893
Diluted earnings	1.892	0.001	1.893

The adjustments required by IAS 19 as of December 31, 2011 are detailed below:

	Closing balance as of December 31, 2011	IAS 19 adjustments	Adjusted balance as of December 31, 2011

	MCh$	MCh$	MCh$

OPERATING INCOME
Interest income	1,768,735	-	1,768,735
Interest expense	(796,435)	-	(796,435)
Net interest income	972,300	-	972,300
Fee and commission income	363,041	-	363,041
Fees and commissions expense	(85,205)	-	(85,205)
Net fee and commission income	277,836	-	277,836
Net income from financial operations	170,857	-	170,857
Foreign exchange profit (loss), net	(76,660)	-	(76,660)
Other operating income	18,749	-	18,749
Net operating profit before provision for loan losses	1,363,082	-	1,363,082
Provisions for loan losses	(316,137)	-	(316,137)
NET OPERATING PROFIT	1,046,945	-	1,046,945
Personnel salaries and expenses	(280,613)	573	(280,040)
Administrative expenses	(166,825)	-	(166,825)
Depreciation and amortization	(53,466)	-	(53,466)
Impairment	(116)	-	(116)
Other operational expenses	(64,208)	-	(64,208)
TOTAL OPERATIONAL EXPENSES	(565,228)	573	(564,655)
OPERATING INCOME	481,717	-	482,290
Income from investments in associates and other companies	2,140	-	2,140
Income before tax	483,857	573	484,430
Income tax expense	(77,193)	(115)	(77,308)
NET INCOME FOR THE PERIOD	406,664	458	407,122
Attributable to:
Bank shareholders	401,733	458	402,191
Non-controlling interest	4,931	-	4,931
Earnings per share attributable to Bank shareholders: (expressed in Chilean pesos)
Basic earnings	2.132	0.002	2.134
Diluted earnings	2.132	0.002	2.134

C. Operating Results

Chilean Economy

All of our operations and substantially all of our customers are located in Chile. Accordingly, our financial condition and results of operations are substantially dependent upon economic conditions prevailing in Chile. In 2013, the Chilean economy grew approximately 4.1% compared to 5.5% in 2012 and 6.0% in 2011. In the same period, internal demand increased 3.4% with increases of 0.4% in investment and 5.6% of household consumption. As of December 2013, the unemployment rate was 5.7% compared to 6.1% as of December 2012 and 6.6% as of December 2011. The exchange rate depreciated in 2013 by 9.4%. CPI inflation reached 3.0% in 2013, as the peso depreciated, compared to CPI of 1.5% in 2012 and 4.4% in 2011. Despite the higher inflation rate, the Central Bank commenced a process of lowering interest rates as the economy began to show signs of deceleration, especially in investment levels. In January 2012, the Central Bank policy rate was set at 5.0%, and had been reduced to 4.5% by year-end 2013. As of the date of this report, the rate was 4.0%. Going forward, economic activity is expected to continue to increase, but possibly at a slower pace.

The growth of the Chilean banking sector evolved in line with overall economic developments, with an increase in the volume of loans and deposits. Total loans as of December 31, 2013 in the Chilean financial system were Ch$110,250,707 million (US$210 billion), excluding Corpbanca’s banking operations in Colombia, an increase of 10.2% in the last twelve months. Total customer deposits (defined as time deposits plus checking accounts), excluding Corpbanca’s operations in Colombia, totaled Ch$92,121,735 million (US$176 billion) as of December 31, 2013, an increase of 8.5% in the last twelve months. The non-performing loan (defined as loans with an installment that is at least 90 days past-due) to total loans ratio has remained constant at 2.2% as of December 31, 2013 compared to 2.1% as of December 31, 2012.

Impact of Inflation

Our assets and liabilities are denominated in Chilean pesos, Unidades de Fomento (UF) and foreign currencies. The Bank no longer recognizes inflation accounting and has eliminated price-level restatement in line with IFRS, but inflation impacts our results of operations as some loan and deposit products are contracted in UF. The UF is revalued in monthly cycles. Each day in the period beginning on the tenth day of the current month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect a proportionate amount of the change in the Chilean Consumer Price Index during the prior calendar month. One UF equaled Ch$ 23.309,56 at December 31, 2013, Ch$22,840.75 at December 31, 2012, and Ch$22,294.03 at December 31, 2011. High levels of inflation in Chile could adversely affect the Chilean economy and could have an adverse effect on our business, financial condition and results of operations. Negative inflation rates also negatively impact our results. Inflation measured as the annual variation of the UF was 2.1% in 2013, 2.5% in 2012, and 3.9% in 2011. There can be no assurance that Chilean inflation will not change significantly from the current level. Although we currently benefit from moderate levels of inflation, due to the current structure of our assets and liabilities (i.e., a significant portion of our loans are indexed to the inflation rate, but there are no corresponding features in deposits or other funding sources that would increase the size of our funding base), there can be no assurance that our business, financial condition and result of operations in the future will not be adversely affected by changing levels of inflation. In summary:

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

longer maturity than the average maturity of our funding base. As most of our long term financial instruments and mortgage loans are contracted in UF and most of our deposits are in nominal pesos, the rise in mortgage lending increases the Bank’s exposure to inflation and to interest rate risk. The size of this gap is limited by internal and regulatory guidelines in order to avoid excessive potential losses due to strong shifts in interest rates (see “Item 11. Quantitative and Qualitative Disclosures About Market Risk”). In order to keep this duration gap below regulatory limits, the Bank issues long term bonds denominated in UF or interest rate swaps. The financial cost of the bonds and the efficient part of these hedges is recorded as net interest income. In 2013, the loss from the swaps taken in order to hedge mainly for inflation and interest rate risk and included in net interest income totaled a loss of Ch$67,239 million compared to a loss of Ch$57,118 million in 2012 and a loss of Ch$58,775 million in 2011.

•	The average gap between our total assets and total liabilities linked to the inflation, including hedging was Ch$3,735,888 million in 2013 compared to Ch$3,106,779 million in 2012 and Ch$2,349,038 million in 2011. In the year ended December 31, 2013, the net gain from inflation-sensitive income was Ch$346,410 million, an increase of 11.5% compared to 2012. The lower UF inflation rate in 2013 compared to 2012 was compensated by a larger UF gap, which was due to the growth of funding, mainly deposits in nominal pesos.

	As of December 31,			% Change	% Change
Inflation sensitive income	2013	2012	2011	2013/2012	2012/2011
	(In millions of Ch$)
Interest earned on UF assets(1)	631,953	648,594	703,286	(2.6%)	(7.8%)
Interest paid on UF liabilities(1)	(218,304)	(280,695)	(388,349)	(22.2%)	(27.7%)
Hedging results	(67,239)	(57,118)	(58,775)	17.7%	(2.8%)
Net gain	346,410	310,781	256,162	11.5%	21.3%

(1)	Excludes results from hedging.

•	Peso-denominated assets and liabilities. Interest rates prevailing in Chile during any period primarily reflect the inflation rate during the period and the expectations of future inflation. The sensitivity of our peso-denominated interest earning assets and interest bearing liabilities to changes to such prevailing rates varies. See “Item 5. Operating and Financial Review and Prospects—C. Operating Results—Interest Rates.” We maintain a substantial amount of non-interest bearing peso-denominated demand deposits. Because such deposits are not sensitive to inflation, any decline in the rate of inflation would adversely affect our net interest margin on inflation indexed assets funded with such deposits, and any increase in the rate of inflation would increase the net interest margin on such assets. (See “Item 11. Quantitative and Qualitative Disclosures About Market Risk”). The ratio of the average of such demand deposits and average shareholder’s equity to average interest-earning assets was 30.0%, 29.4% and 27.4% for the years ended December 31, 2013, 2012 and 2011, respectively.

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

Foreign Exchange Fluctuations

The Chilean government’s economic policies and any future changes in the value of the Chilean peso against the U.S. dollar could adversely affect our financial condition and results of operations. The Chilean peso has been subject to significant devaluation in the past and may be subject to significant fluctuations in the future. The Central Bank exchange rate depreciated 9.4% in 2013, which led to a pickup in CPI inflation in 2013. See “Item 3. Key Information—A. Selected Financial Data—Exchange Rates.” A significant portion of our assets and liabilities are denominated in foreign currencies, principally the U.S. dollar, and we historically have maintained and may continue to maintain material gaps between the balances of such assets and liabilities. Our current strategy is not to maintain a significant difference between the balances of our assets and liabilities in foreign currencies. In 2013, 2012 and 2011, the Bank held more liabilities than assets in foreign currencies, mainly the U.S. dollar, as a result of an ample supply of U.S. dollar deposits from companies that receive export revenues, foreign correspondent bank loans and bonds issued abroad. This difference is usually hedged using forwards and cross-currency swaps. Including derivatives, the Bank seeks to run no foreign currency risk in its non-trading balance sheet. Because such assets and liabilities, as well as interest earned or paid on such assets and liabilities, and gains and losses realized upon the sale of such assets, are translated to Chilean pesos in preparing our financial statements, our reported income is affected by changes in the value of the Chilean peso relative to foreign currencies (principally the U.S. dollar). The translation gain or loss over assets and liabilities (excluding derivatives held for trading) is included as foreign exchange transactions in the income statement. The translation and mark-to-market of foreign currency derivatives held for trading is recognized as a gain or loss in the net results from mark-to-market and trading. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—E. Market Risks—Foreign exchange fluctuations” for more detail on the Bank’s exposure to foreign currency.

The Bank also uses a sensitivity analysis with both internal limits and regulatory limits to seek to manage the potential loss in net interest income resulting from fluctuations of interest rates on U.S. dollar denominated assets and liabilities and a VaR model to limit foreign currency trading risk.

We also set an absolute limit on the size of Santander-Chile’s consolidated net foreign currency trading position. At December 31, 2013, the Bank’s consolidated net foreign currency position was equal to US$200 million. As the Bank’s non-trading portfolio has no net exposure to foreign currency risk, the Bank’s total exposure to foreign currency is reflected in the trading portfolio exposure to foreign currency. The Bank’s average exposure to foreign currency was US$1.5 million in 2013. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Volume limits.” The limit on the size of the net foreign currency position is determined by the Asset and Liability Committee and is calculated and monitored by our Market Risk and Control Department.

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

During the second half of 2013, the Institutional segment was moved from Individual and SME Division to the Companies and institutional Division. All prior year segment information has been presented under the revised division definitions.

Results of Operations for the Years Ended December 31, 2013, 2012 and 2011

The following discussion is based upon and should be read in conjunction with the Audited Consolidated Financial Statements. The Audited Consolidated Financial Statements have been prepared in accordance with IFRS as issued by the IASB. The following table sets forth the principal components of our net income for the years ended December 31, 2013, 2012 and 2011.

	2013	2013	2012	2011	% Change 2013 / 2012	% Change 2012 / 2011
CONSOLIDATED INCOME STATEMENT DATA	(ThU.S.$)(1)	(Ch$ million)
IFRS:
Interest income and expense
Interest income	3,569,638	1,871,204	1,890,953	1,768,735	(1.0%)	6.9%
Interest expense	(1,515,532)	(794,442)	(848,219)	(796,435)	(6.3%)	6.5%
Net interest income	2,054,106	1,076,762	1,042,734	972,300	3.3%	7.2%
Fees and income from services
Fees and commission income	660,282	346,120	360,427	363,041	(4.0%)	(0.7%)
Fees and commission expense	(221,831)	(116,284)	(89,855)	(85,205)	(10%)	8.8%
Total net fees and commission income	438,451	229,836	270,572	277,836	(15.1%)	(2.6%)
Other operating income
Net income from financial operations	(38,705)	(20,289)	(64,079)	170,857	(68.3%)	–%
Foreign exchange profit (loss), net	276,089	144,726	146,378	(76,660)	(1.1%)	–%
Financial transactions, net	237,384	124,437	82,299	94,197	51.2%	(12.6%)
Other operating income	168,170	88,155	13,105	18,749	572.7%	(30.1%)
Total other operating income	405,554	212,592	95,404	112,946	122.8%	(15.5%)
Net operating profit before loan losses	2,898,111	1,519,190	1,408,710	1,363,082	7.8%	3.3%
Provision for loan losses	(708,626)	(371,462)	(403,692)	(316,137)	(8.0%)	27.7%
Net operating profit	2,189,485	1,147,728	1,005,018	1,046,945	14.2%	(4.0%)
Operating expenses
Personnel salaries and expenses	(588,218)	(308,344)	(299,904)	(280,040)	2.8%	7.1%
Administrative expenses	(359,007)	(188,191)	(183,379)	(166,825)	2.6%	9.9%
Depreciation and amortization	(116,509)	(61,074)	(56,369)	(53,466)	8.3%	5.4%
Impairment of property, plan and equipment	(465)	(244)	(90)	(116)	171.1%	(22.4%)
Other operating expenses	(99,844)	(52,338)	(59,637)	(64,208)	(12.2%)	(7.1%)
Total operating expenses	(1,164,043)	(610,191)	(599,379)	(564,655)	1.8%	6.1%
Operating income	1,025,442	537,537	405,639	482,290	32.5%	(15.9%)
Other non-operating results
Income from investments in associates and other companies	2,713	1,422	267	2,140	432.6%	(87.5%)
Total other non-operating results	2,713	1,422	267	2,140	432.6%	(87.5%)
Income before tax	1,028,155	538,959	405,906	484,430	32.8%	(16.2%)
Income tax	(180,332)	(94,530)	(44,473)	(77,308)	112.6%	(42.5%)
Net income for the year	847,823	444,429	361,433	407,122	23.0%	(11.2%)
Net income for the period attributable to:
Equity holders of the Bank	843,750	442,294	356,808	402,191	24.0%	(11.3%)
Non-controlling interests	4,073	2,135	4,625	4,931	(53.8%)	(6.2%)

(1)	Amounts stated in U.S. dollars at and for the year ended December 31, 2013 have been translated from Chilean pesos at the exchange rate of Ch$524.20 = U.S.$1.00 as of December 31, 2013. See “Item 3. Key Information—A. Selected Financial Data—Exchange Rates” for more information on exchange rate.

Results of operations for the years ended December 31, 2013 and 2012. Net income for the year ended December 31, 2013 increased 23.0% to Ch$444,429 million. Our return on annualized average equity was 18.9% in 2013 compared to 16.5% in 2012.

In 2013, net operating profit before loan losses was Ch$1,519,190 million, an increase of 7.8% compared to 2012. Our net interest income increased 3.3% to Ch$1,076,762 million in 2013 from Ch$1,042,734 million in 2012. The average balance of our interest-earning assets increased by 7.6% in 2013 compared to 2012. Our net interest margin decreased to 4.63% in 2013 from 4.82% in 2012. Net interest margins were negatively affected by the fall in the average nominal rate we earned on our interest earning assets. This was mainly due to: (i) a switch in the loan mix away from higher yielding, but riskier segments such as Banefe, a lower interest rate environment and a decline in the UF inflation rate in 2013 compared to 2012.

Net fees and commission income decreased 15.1% to Ch$229,836 million in the year ended December 31, 2013 compared to the same period in 2012. Fees in 2013 were negatively affected by new regulations that lowered brokerage fees from mandatory insurance for mortgage loans and the difficulties in increasing fees following stricter regulations issued by the SERNAC Financiero, the newly formed consumer protection agency for financial services.

Results of financial transactions, net, which is the sum of net profit from financial operations and net foreign exchange gains (loss), totaled Ch$124,437 million in the year ended December 31, 2013, an increase of 51.2% compared to the same period in 2012. These results include the results of our Treasury Division’s trading business and financial transactions with customers as well the results of our Financial Management Division. Client treasury services decreased 9.8% in 2013 compared to 2012 and represented the majority of our financial transaction income. In 2013, the results from Santander Global Connect decreased 14.9% compared to 2012. In the first half of 2013, demand for hedging and derivative products on behalf of our clients was low given the low volatility of the exchange rate. Once the U.S. federal reserve announced the tapering of quantitative easing, the volatility of the exchange rate increased and business volumes recovered. The results from market-making with client services decreased 2.1% in 2013, mainly due to lower business volumes of tailor-made treasury services sold to specific corporate clients, especially in the first half of the year. The results from non-client treasury income totaled a gain of Ch$45,319 million in 2013 compared to a loss of Ch$5,395 million in 2012. In 2013, the net results of our Financial Management Division were positive, since the Bank has a greater spot position in liabilities denominated in foreign currency than assets. These principally U.S. dollar-denominated liabilities are hedged through derivatives (short term foreign currency swaps) with minimal foreign currency exposure, but this does result in the existence of a short-term interest rate differential between US dollars and Chilean pesos, which produces a financial result registered in financial transactions, net. This result is positive when interest rates in the US are trending up and local rates are falling and vice versa. In 2013, local rates, especially in the second half of the year decreased relative to US rates.

Other operating income totaled a gain of Ch$88,155 million in the year ended December 31, 2013, a 572.7% increase from the corresponding period in 2012. The main reasons for this increase was the gain of Ch$78,122 million recognized from the sale of our asset management subsidiary, Santander Asset Management S.A. Administradora General de Fondos.

Provisions for loan losses, net of recoveries totaled Ch$371,462 million in 2013 and decreased 8.0% compared to the amount of provisions recorded in 2012. This decline was mainly due to the 20.4% decrease in net provision expense from consumer loans. In June 2012, the Bank updated its allowance model for consumer loans, which mainly impacted the provisions established for renegotiated loans, and resulted in a provision of Ch$24,753 million. Excluding this effect, provisions for consumer loans decreased 12.7% in 2013 compared to 2012. In 2013, the Bank in order to lower credit risk in its consumer loan book modified its strategy by focusing growth in less risky segments to individuals in Commercial banking and by decreasing consumer loans in Santander Banefe. As a result of this shift in strategy, impaired consumer loans decreased 11.1% and non-performing consumer loans decreased 21.1% in 2013 compared to 2012.

As a result of the factors mentioned above, net operating profit increased 14.2% in 2013 compared to 2012 and totaled Ch$1,147,728 million.

Operating expenses increased 1.8% compared to 2012. The efficiency ratio was 40.2% in 2013 compared to 42.5% in 2012. The 2.8% increase in personnel salaries and expenses was mainly due to higher salaries. Total salary expenses, including bonuses increased 4.0% in 2013 compared to 2012, totaling Ch$265,500 million.

Administrative expenses increased 2.6% in 2013 compared to 2012. The increase in administrative expenses was mainly due to: (i) the 33.1% increase in security and valuable transport services which increased from Ch$11,929 million in 2012 to Ch$15,879 million in 2013. In 2013 the Bank had to increase the expenditure dedicated to securing and protecting ATM machines given the increase in theft and more regulations regarding ATM security, (ii) the 17.2% increase in expenses relating to IT and communication systems from Ch$24,873 million in 2013 to Ch$29,144 million in 2012, in line with the Bank’s improvements of its CRM systems, phone banking and internet banking services; (iii) the 15.0% increase in expenses relating to outsourced computer services related to various IT upgrades, (iv) a 7.1% rise in branch rental expenses due to the greater number of branches rented following the sale of branches in 2012 and

2011 and (v) a 7.5% rise in expenses relating to the maintenance and repair of property as the Bank refurbished branches and introduced its new brand Santander Select and transformed 44 branches into this new format for mid-higher income clients.

Other operating expenses were Ch$52,338 million in 2013, a 12.2% decrease compared to 2012. This decrease was mainly due to lower provisions and expenses for repossessed assets that totaled Ch$4,824 million in 2013 compared to Ch$10,176 million in 2012. This was offset by higher customer service expenses that includes costs related to our call center and higher other costs, which increased due to the Ch$2,283 million in expenses recorded in 2013 from the costs incurred in adopting chip technology for our ATM and credit cards.

Our income tax expense increased by 112.6% in the year ended December 31, 2013 compared to the same period in 2012. The effective tax rate was 17.5% in 2013 compared to 11.0% in 2012. The higher effective tax rate in 2013 compared to 2012 was due to the fact that in September 2012, the statutory tax rate was increased from 18.5% to 20.0% and this created an income tax reversal of Ch$16,221 million in 2012, corresponding to the adjustment of deferred tax assets to the higher statutory rate.

Results of operations for the years ended December 31, 2012 and 2011. Consolidated net income for the year ended December 31, 2012 decreased 11.2% to Ch$361,433 million. Our return on annualized average equity was 16.5% in 2012 compared to 20.4% in 2011.

In 2012, net operating profit before loan losses was Ch$1,408,710 million, an increase of 3.3% compared to 2011. Our net interest income increased 7.2% to Ch$1,042,734 million in 2012 from Ch$972,300 million in 2011. The average balance of our interest-earning assets increased by 6.2% in 2012 compared to 2011. Our net interest margin improved 4 basis points to 4.82% in 2012 from 4.78% in 2011. This was mainly due to stricter pricing policy on our loans and an improved funding mix, partially offset by the lower yield earned on UF interest earning assets, which was mainly due to lower UF inflation in the year.

Net fees and commission income decreased 2.6% to Ch$270,572 million in the year ended December 31, 2012 compared to the same period in 2011. In 2012, the Bank executed a profound overhaul of its Client Relationship Management (CRM) systems and other changes to its commercial team front-office functions. The Bank expects this to improve productivity in the future, but in the short-term, this caused some disruptions in business activity due to training and other factors, which negatively affected fee income in the Commercial banking segment. At the same time, the Bank modified its admission policies for loan origination, which resulted in lower business activity and client growth, especially in the individuals segment. Finally, the negative effects of the SERNAC Financiero increased the difficulty of rising fees.

Results of financial transactions, net, which is the sum of net profit from financial operations and net foreign exchange profits, totaled Ch$82,299 million in the year ended December 31, 2012, a decrease of 12.6% compared to the same period in 2011. These results include the results of our Treasury Division’s trading business and financial transactions with customers as well the results of our Financial Management Division. Client treasury services decreased 1.0% in 2012 compared to 2011 and represented the majority of our financial transaction income. In 2012, the results from Santander Global Connect (“SGC”) totaled Ch$52,703 million and decreased 15.8% compared to 2011, as 2011 figures included large non-recurring operations. Santander Global Connect is a specialized platform designed to facilitate the sale of derivatives to a broad range of companies in all segments and through the branch network. The results from market-making with client services increased 34.9% in 2012 compared to 2011, totaling Ch$34,991 million. This was mainly due to growth in tailor-made treasury services sold to specific corporate clients. The results from non-client Treasury Division income totaled a loss of Ch$5,395 million in 2012 compared to a gain of Ch$5,642 million in 2011. The non-client Treasury Division figures in 2011 included larger gains from the sale of loans compared to 2012 and the gain of Ch$5,705 million recorded from the sale of shares in Visa Inc.

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

Provisions for loan losses totaled Ch$403,692 million in 2012 and increased 27.7% compared to the amount of provisions recorded in 2011. The increase was mainly due to a rise in net provision expense of consumer loans. Net provisions established for the Bank’s consumer loans increased by 36.4% to Ch$280,094 million in 2012 compared to 2011. In June 2012, the Bank updated its allowance model for consumer loans, which mainly impacted the provisions established for renegotiated loans, and resulted in a provision of Ch$24,753 million. At the same time, the increase was also due to the tightening of renegotiation policies for consumer loans that led to a greater amount of impaired consumer loans entering non-performing status and subsequently being charged-off. The negative effects of the Ley Dicom, which reduced the effectiveness of the negative credit bureau data used in our credit scoring models, also impacted provisions and charge-offs in 2012.

As a result of the factors mentioned above, net operating profit decreased 4.0% in 2012 compared to 2011 and totaled Ch$1,005,018 million.

Operating expenses increased 6.1% in 2012 and totaled Ch$599,379 million compared to the corresponding period in 2011. Personnel salaries and expenses increased by 7.1% from the corresponding period in 2011 mainly due to higher salaries and headcount. Administrative expenses increased 9.9% in the year ended December 31, 2012 compared to the corresponding period in 2011. In 2012, the Bank focused on its Transformation Plan, which is a broad overhaul and improvement of our retail banking activities, especially among Individuals in Commercial banking and SMEs. This also entails greater expenses related to IT projects being carried out to improve productivity. Our efficiency ratio was 42.5% in 2012 and 41.4% in 2011.

Other operating expenses were Ch$59,637 million in 2012, a 7.1% decrease compared to 2011. This decrease was mainly due to: (i) lower provisions and expenses for repossessed assets that totaled Ch$10,176 million in 2012, compared to Ch$12,782 million in 2011 and (ii) lower operating charge-offs that totaled Ch$8,366 million in 2012, compared to Ch$9,884 million in 2011.

Our income tax expense decreased by 42.5% in the year ended December 31, 2012 compared to the same period in 2011. The effective tax rate was 11.0% in 2012 compared to 16.0% in 2011. In September 2012, the statutory tax rate was permanently increased from 18.5% to 20% and this created an income tax reversal of Ch$16,221 million in 2012, corresponding to the adjustment of deferred tax assets to the higher statutory rate.

Net interest income

	Year ended December 31,			% Change
	2013	2012	2011	2013/2012	2012/2011
	(in millions of Ch$, except percentages)
Individuals (Commercial banking)	506,192	499,422	453,139	1.4%	10.2%
Individuals (Santander Banefe)	99,182	123,043	117,154	(19.4%)	5.0%
Small and mid-sized companies	260,856	233,622	207,008	11.7%	12.9%
Companies and institutional	193,749	176,649	167,674	9.7%	5.4%
Total commercial banking	1,059,979	1,032,736	944,975	2.6%	9.3%
Global banking & markets	72,932	50,477	48,942	44.5%	3.1%
Other (1)	(56,149)	(40,479)	(21,617)	38.7%	87.3%
Net interest income	1,076,762	1,042,734	972,300	3.3%	7.2%
Average interest-earning assets	23,267,735	21,620,090	20,355,039	7.6%	6.2%
Average non-interest-bearing demand deposits	4,620,849	4,177,432	3,575,544	10.6%	16.8%
Net interest margin (2)	4.63%	4.82%	4.78%
Average shareholders’ equity and average non-interest-bearing demand deposits to total average interest-earning assets	30.0%	29.4%	27.4%

(1)	Consists mainly of net interest income from the Financial Management Division and the cost of funding our fixed income trading portfolio. Each segment obtains funding from its clients. Any surplus deposits are transferred to the Financial Management Division, which in turn makes such excess available to other areas that need funding. The Financial Management Division also sells the funds it obtains in the institutional funding market at a transfer price equal to the market price of the funds.

(2)	Net interest margin is net interest income divided by average interest-earning assets.

For the years ended December 31, 2013 and 2012. Our net interest income totaled Ch$1,076,762 million in the year ended December 31, 2013, an increase of 3.3% from Ch$1,042,734 million in 2012. Average interest earning assets increased 7.6% in the same period, driven mainly by lending to Individuals in commercial banking, Companies and institutional lending, SME and Global banking & markets and a decrease in loans to individuals in Santander Banefe. Net interest margin in 2013 was 4.63% compared to 4.82% in 2012. Net interest margins were negatively affected by the decrease of the average nominal rate we earned on our interest earning assets. This was mainly due to: (i) a switch in the loan mix away from higher yielding, but riskier segments such as Banefe, (ii) a lower interest rate environment and (iii) a decline in the UF inflation rate in 2013 compared to 2012.

Average nominal interest rate earned on interest earning assets	2013	2012	2011
Ch$	11.7%	12.2%	11.2%
UF	6.5%	7.1%	8.4%
Foreign currencies	1.7%	2.0%	0.8%
Total	8.0%	8.8%	8.7%

The average rate paid on our interest bearing liabilities decreased from 5.3% in 2012 to 4.6% in 2013. This was mainly due to a lower rate paid on UF denominated liabilities as a result of the lower UF inflation in the year. The Bank’s funding mix also improved in 2013. The ratio of average shareholders’ equity and average non-interest bearing demand deposits to total average interest earning assets increased from 29.4% in 2012 to 30.0% in 2013. Average non-interest bearing demand deposits increased 10.6% in 2013 compared to 2012.

Average nominal interest rate paid on interest bearing liabilities	2013	2012	2011
Ch$	6.0%	6.2%	6.3%
UF	5.9%	6.6%	8.1%
Foreign currencies	1.9%	2.7%	0.9%
Total	4.6%	5.3%	5.1%

The changes in net interest income by sub-segment in 2013 as compared to 2012 were as follows:

•	Net interest income from Individuals in Commercial banking increased 1.4%, mainly as a result of the 8.6% increase in loan volumes in this segment. The Bank focused growth in the high end of this segment in order to focus on margins net of risks, especially considering that in 2014 the new maximum rate legislation was going to begin to affect the low end of the consumer market.

•	Net interest income from Individuals in Santander Banefe decreased 19.4% in 2013. Loans in this segment fell 0.4% as the Bank focused growth in the higher income levels in this segment to increase profitability net of provisions, especially considering that in 2014 the new maximum rate legislation was going to begin to affect the profitability of this segment.

•	Net interest income from Small and mid-sized companies increased 11.7% in 2013, mainly as a result of the 11.5% increase in loans to this sub-segment and an improved funding mix.

•	Net interest income from Companies and institutions increased 9.7% in 2013, mainly as a result of the 14.0% increase in loans to this sub-segment due to the positive evolution of the Chilean economy. This was partially offset by increased competition in this sub-segment, which lowered loan yields, but this sub-segment has a less risky loan profile, which was a focus of the Bank in 2013.

•	Loans in the Global banking and markets segment increased 19.1% in 2013, which led to a 44.5% increase in net interest income in this segment. Yields on emerging market debt in 2013 increased as the U.S. federal reserve bank commenced its program of tapering of quantitative easing. This led to greater domestic demand for financing on behalf of large corporations and higher loan yields.

•	Other net interest income consists mainly of net interest income from the available for sale investment portfolio and deposits in the Central Bank and the financial cost of supporting our cash position and investment portfolio for trading, the interest income from which is recognized as net income from financial operations and not interest income. The net interest income included as “other” totaled a loss of Ch$56,149 million in 2013 compared to a loss of Ch$40,479 million in 2012. The lower UF inflation rate negatively affected net interest income from this segment. At the same time, in 2013, the Bank continued to reduce its excess cash position and to lend more, which resulted in lower financial investment income.

The following table shows our balances of loans and accounts receivable from customers and interbank loans by segment and sub-segment at the dates indicated.

	Year ended December 31,			% Change
	2013	2012	2011	2013/2012	2012/2011
	(in millions of Ch$, except percentages)
Individuals (Commercial banking)	9,710,249	8,941,860	8,484,493	8.6%	5.4%
Individuals (Santander Banefe)	727,452	730,362	804,852	(0.4%)	(9.3%)
Small and mid-sized companies	3,223,215	2,890,251	2,560,736	11.5%	12.9%
Companies and institutional	5,031,752	4,414,211	4,005,908	14.0%	10.2%
Global banking & markets	2,219,045	1,863,595	1,494,752	19.1%	24.7%
Other (1)	149,048	126,373	84,041	17.9%	50.4%
Total loans	21,060,761	18,966,652	17,434,782	11.1%	8.8%

(1)	Includes interbank loans.

For the years ended December 31, 2012 and 2011. Our net interest income totaled Ch$1,042,734 million in the year ended December 31, 2012, an increase of 7.2% from Ch$972,300 million in 2011. Average interest earning assets increased 6.2% in the same period, driven mainly by lending to Companies, SME and Global banking & markets. Net interest margin in 2012 was 4.82% compared to 4.78% in 2011. Net interest margins were positively affected by the average nominal rate we earned on our non-inflation linked interest earning assets. This was mainly due to a stricter pricing policy on our loans. This was offset by the lower yield earned on UF interest earning assets, which decreased from 8.4% in 2011 to 7.1% in 2012, mainly due to lower UF inflation in the year.

Average nominal interest rate earned on interest earning assets	2013	2012	2011
Ch$	11.7%	12.2%	11.2%
UF	6.5%	7.1%	8.4%
Foreign currencies	1.7%	2.0%	0.8%
Total	8.0%	8.7%	8.7%

The average rate paid on our interest bearing liabilities increased from 5.1% in 2011 to 5.3% in 2012. The Bank’s funding mix also improved in 2012 and the ratio of average shareholders’ equity and average non-interest bearing demand deposits to total average interest earning assets increased from 27.4% in 2011 to 29.4% in 2012. Average non-interest bearing demand deposits increased 16.8% in 2012 compared to 2011.

The changes in net interest income by sub-segment in 2012 as compared to 2011 were as follows:

•	Net interest income from Individuals in Commercial banking increased 10.2%, mainly as a result of the 5.4% increase in loan volumes in this segment and higher loan yields as a direct result of a stricter pricing policy enforced in this segment. This was also due to an improved funding mix.

•	Net interest income from Individuals in Santander Banefe increased 5.0%, mainly as a result of higher loan prices, partially offset by the 9.3% decrease in loan volumes as a result of the Bank’s more conservative stance regarding loan growth in this segment.

•	Net interest income from Small and mid-sized companies increased 12.9%, mainly as a result of the 10.2% increase in loans to this sub-segment and an improved funding mix.

•	Net interest income from the Companies and institutional lending sub-segment increased 5.5%, mainly as a result of the 10.2% increase in loans to this sub-segment due to the positive evolution of the Chilean economy. This was partially offset by increased competition in this sub-segment, which lowered loan yields, but this sub-segment has a less risky loan profile, which was a focus of the Bank in 2012 given the increase in risk in the Individuals sub-segment.

•	Loans in the Global banking and markets segment increased 24.7% in 2012 compared to 2011, which led to a 3.1% increase in net interest income in this segment, and driven by a favorable economic environment, but offset by increased price competition.

•	Other net interest income consists mainly of net interest income from the available for sale investment portfolio and deposits in the Central Bank and the financial cost of supporting our cash position and investment portfolio for trading, the interest income from which is recognized as net income from financial operations and not interest income. The net interest income included as “other” totaled a loss of Ch$40,479 million in 2012 compared to a loss of Ch$21,617 million in 2011. Despite a similar result from hedging, the lower UF inflation rate negatively affected net interest income from this segment. At the same time, in 2012, the Bank reduced its excess cash position, especially in the second half of 2012 as international markets stabilized, which resulted in lower financial investment income. This was mainly executed by pre-paying the Bank’s more expensive interest bearing liabilities such as some bonds and foreign bank borrowings.

Fee and commission income

For the years ended December 31, 2013 and 2012. Net fees and commission income decreased 15.1% to Ch$229,836 million in the twelve-month period ended December 31, 2013 compared to the same period in 2012. In 2013, the Bank completed the overhaul of its Client Relationship Management (CRM) systems and other changes to its commercial team front-office functions. This has resulted in greater client base and product growth. This was offset by the new regulations that lowered fees from brokering mandatory insurance for mortgage loans (mainly fire and earthquake insurance) and the difficulties in increasing fees following stricter regulations issued by the SERNAC Financiero, the newly formed consumer protection agency for financial services. See “Item 3. Key Information—D. Risk Factors—Chile’s banking regulatory and capital markets environment is continually evolving and may change.”

The following table sets forth certain components of our income from services (net of fees paid to third parties directly connected to providing those services, principally fees relating to credit card processing and ATM network administration) in the years ended December 31, 2013, 2012 and 2011.

	Year ended December 31,			% Change
	2013	2012	2011	2013/2012	2012/2011
	(in millions of Ch$)
Collections	45,190	56,472	61,803	(20.0%)	(8.6%)
Credit, debit and ATM cards	39,325	53,934	59,525	(27.1%)	(9.4%)
Insurance brokerage	32,253	32,499	34,066	(0.8%)	(4.6%)
Asset management	31,154	33,414	37,618	(6.8%)	(11.2%)
Letters of credit	30,131	28,523	24,388	5.6%	17.0%
Checking accounts	28,044	28,755	28,725	(2.5%)	0.1%
Custody and brokerage services	6,195	9,585	10,517	(35.4%)	(8.9%)
Lines of credit	7,025	9,296	11,602	(24.4%)	(19.9%)
Others	10,519	18,094	9,592	(41.9%)	88.6%
Total fees and commission income, net	229,836	270,572	277,836	(15.1%)	(2.6%)

Fees from collections decreased by 20.0% in 2013 compared to 2012. In July 2012, new regulations regarding the sale of mandatory insurance for mortgage loans was introduced. At year-end 2012, as per new regulations, we auctioned to the lowest bidder the mandatory insurance products that are sold with mortgage loans. This negatively impacted collection fees where this income is recognized.

Fees from credit, debit and ATM cards decreased by 27.1%, reflecting the reduction of clients in the Bank’s Santander Banefe unit, as the Bank reduced its exposure to clients with unhealthy financial behavior. This had a negative impact on certain fees, specifically credit card, checking account and line of credit fees, but the Bank expects this to have a positive impact on asset quality in this segment in future periods. The Bank also reduced or eliminated fees on ATM and debit cards in line with the new guidelines set by the SBIF and Sernac Financiero.

Fees from our asset management business decreased 6.8% in 2013 compared to 2012 due to lower growth of equity funds given the poor performance of the local stock market. In December 2013, our Asset Management business was sold for a price of Ch$90,281 million. This operation generated Ch$78,122 million of profit recorded within Other operating income. Going forward, the Bank will continue to distribute asset management products, but will no longer manage the assets.

Insurance brokerage fees decreased by 0.8% in 2013. This was mainly due to lower business volumes in our insurance brokerage subsidiary.

Fees from checking accounts decreased 2.5% in 2013 compared to 2012. This was mainly due to competitive pressures on checking account maintenance fees and increased restrictions on the increase of fees following the creation of the SERNAC Financiero.

Fees from letters of credit and other contingent operations increased 5.6% in 2013. This decrease was mainly due to positive performance of our international and foreign trade financing businesses with clients and also due to the depreciation of the peso against the U.S. dollar since this business is mainly transacted in foreign currency.

Brokerage and custody fees decreased 35.4% in 2013 as compared to 2012. This fall was mainly due to the poor performance of the local equity markets, which hurt brokerage activity.

Fees from lines of credit decreased 24.4% in 2013 compared to 2012. This decrease was mainly due to a decrease in lines of credit as the Bank reduced its exposure to clients with unhealthy financial behavior, though the Bank expects this to have a positive impact on asset quality in the Individuals segment in future periods. The decrease was also due to increased restrictions on the increase of fees following the creation of the SERNAC Financiero.

The fall in other fee income of 41.9% in 2013 compared to 2012 was mainly due to higher fee expenses paid higher expenses related to fees paid for our collection efforts. This was offset by higher fees in our Companies, SMES and Institutional business segments as the Bank focused on increasing banking services and activities with these clients. Fees from foreign currency exchange services increased 9.9% to Ch$3,554 million in 2013 compared to 2012. Financial advisory fees increased 5.8% to Ch$6,146 million in 2013 compared to 2012. Fees from office banking totaled Ch$1,812 million and increased 22.3% in 2013 compared to 2012 due to greater usage of this platform by Company segment clients.

The following table sets forth, for the periods indicated our fee income broken down by segment and sub-segment for the periods indicated:

	Year ended December 31,			% Change	% Change
	2013	2012	2011	2013/2012	2012/2011
	(in millions of Ch$)
Individuals (Commercial banking)	123,496	141,946	149,970	(13.0%)	(5.4%)
Individuals (Santander Banefe)	25,648	33,853	37,206	(24.2%)	(9.0%)
Small and mid-sized companies	37,641	38,115	38,274	(1.2%)	(0.4%)
Companies and institutional	29,249	28,373	26,141	3.1%	8.5%
Global banking and markets	18,022	19,159	31,908	(5.9%)	(40.0%)
Other	(4,220)	9,126	(5,663)	–%	–%
Total fees and commission income, net	229,836	270,572	277,836	(15.1%)	(2.6%)

Fees from Individuals in Commercial banking decreased 13.0% in 2013 compared to 2012. Fees from Individuals in Santander Banefe decreased 24.2% in the same period. As mentioned, the Bank executed a profound overhaul of its Client Relationship Management (CRM) systems and other changes to its commercial team front-office functions. At the same time, the Bank modified its admission policies for loan origination, which resulted in lower business activity and client growth, especially in lower income individuals. Additionally, fees in this segment were impacted by the SERNAC Financiero’s restrictions on the increase of fees and the new regulations regarding the selling of mandatory insurance for mortgage loans.

The 1.2% decrease in fees in 2013 from Small and mid-sized companies was mainly due to the SERNAC Financiero’s restrictions on the increase of fees to higher business activity in various products and services.

The 3.1% increase in fees in Companies and institutional sub-segments, respectively, reflects the higher fees from letters of credits, office banking and foreign currency services, as well as greater business activity in general with these clients.

Fees from the Global banking and markets segment decreased by 5.9%, primarily due to a fall in volumes our brokerage unit and other corporate fees.

For the years ended December 31, 2012 and 2011. Net fees and commission income decreased 2.6% to Ch$270,572 million in the twelve-month period ended December 31, 2012 compared to the same period in 2011.

Fees from Individuals in Commercial banking decreased 5.4% in 2012 compared to 2011. Fees from Individuals in Santander Banefe decreased 9.0% in 2012 compared to 2011. In 2012, the Bank executed a profound overhaul of its Client Relationship Management (CRM) systems and other changes to its commercial team front-office functions. At the same time, the Bank modified its admission policies for loan origination, which resulted in lower business activity and client growth, especially in individuals. Additionally, these fees were impacted by the SERNAC Financiero’s restrictions on the increase of fees.

Fees from Small and mid-sized companies decreased 0.4% in 2012 compared to 2011. Despite higher business activity more intense competition lowered fee income.

The 8.5% increases in fees in the Companies and institutions sub-segments reflect the Bank’s increased focus on increasing banking services and activities with these clients in 2012. This included increases in cash management fees, foreign currency operations, financial advisory services and other net corporate service fees.

Fees from the Global banking and markets segment decreased by 40.0%, primarily due to a fall in volumes our brokerage unit and several other large one-time transactions executed in 2011 and not repeated in 2012.

Financial transactions, net

The following table sets forth information regarding our income (loss) from financial transactions for the years ended December 31, 2013, 2012 and 2011.

	Year ended December 31,			% Change	% Change
	2013	2012	2011	2013/2012	2012/2011
	(in millions of Ch$)
Net income from financial operations	(20,289)	(64,079)	170,857	(68.3%)	-%
Foreign exchange profit (loss), net	144,726	146,378	(76,660)	(1.1%)	-%
Total financial transactions, net	124,437	82,299	94,197	51.2%	(12.6%)

For the years ended December 31, 2013 and 2012. Total financial transactions, net, which is the sum of trading activities, fair value adjustments in our securities portfolio and foreign exchange transactions, totaled Ch$124,437 million in the year ended December 31, 2013, an increase of 51.2% compared to the same period in 2012. These results include the results of our Treasury Division’s trading business and financial transactions with customers, as well the results of our Financial Management Division.

Net income from financial operations was a loss of Ch$20,289 million in 2013 compared to a loss of Ch$64,079 million in 2012. The lower loss compared to 2012 was mainly due to:

(i)	Lower losses from derivatives classified as trading. This was mainly due to lower losses from the Bank’s forwards that hedge foreign currency risk and are recognized as results from our Asset and Liability Management. Derivatives are mainly composed of forward and swap contracts that hedge our spot position in foreign currency. Our spot position includes all assets and liabilities in foreign currency and assets and liabilities in Ch$ linked to U.S.$ that are not derivatives. For more details, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk—E. Market Risks—Market risk management— Market risk – local and foreign financial management.” If we have more foreign currency assets than liabilities in our spot position, as hedges and the Chilean peso appreciates, we usually record a low or negative result from the fair value of derivatives held for trading. In the same situation, but if the

Chilean peso depreciates, we usually record a better result from the fair value of derivatives held for trading compared to the previous period. This is offset by foreign exchange transaction results, which include the mark-to-market of our spot foreign currency position, net of hedge-accounted derivatives. In 2013, the period end exchange rate depreciated 9.4% compared to the period end exchange rate of 2012. The average exchange rate in 2013 depreciated 1.2% compared to the average exchange rate in 2012. This explains the difference in results from derivatives classified as trading, which totaled a loss of Ch$68,201 million in 2013 compared to a loss of Ch$104,344 million in 2012.

(ii)	In 2013, the derivatives classified as trading include the debit value adjustments (DVA) for those derivatives in which the Bank has a net liability position with its counterparty. This resulted in income of Ch$8,324 million in 2013.

(iii)	Falling long-term interest rates, which resulted in higher realized gains from the sales of our available-for-instruments, which totaled Ch$10,258 million, and

(iv)	Higher other results due to a Ch$4,502 million gain from the re-purchase of issued bonds. This was offset by lower realized gains and interest from our trading investment portfolio given the reduction in the size of this portfolio between 2013 and 2012.

	Year ended December 31,			% Change	% Change
	2013	2012	2011	2013/2012	2012/2011
	(in millions of Ch$)
Derivatives classified as trading	(68,201)	(104,344)	116,877	(34.6%)	-%
Trading investments	29,985	36,338	38,819	(17.5%)	(6.4%)
Sale of loans	3,177	4,835	9,692	(34.3%)	(50.1%)
Available-for-sale instruments sales	10,258	(1,764)	(3,356)	-%	(47.4%)
Other results	4,492	856	8,825	424.8%	(90.3%)
Net income (loss) from financial operations	(20,289)	(64,079)	170,857	(68.3%)	-%

The net result from foreign exchange transactions totaled a gain of Ch$144,726 million compared to a gain of Ch$146,378 million in 2012. As mentioned, in 2013, the period end exchange rate depreciated 9.4% compared to the period end exchange rate of 2012. The average exchange rate in 2013 depreciated 1.2% compared to the average exchange rate in 2012. Foreign currency exchange differences totaled a net loss of Ch$242,841 million in 2013 compared to a gain of Ch$270,990 million in 2012. This difference was mainly the result of the depreciation of the Chilean peso against the U.S. dollar in 2013 compared to an appreciation in 2012.

	Year ended December 31,			% Change	% Change
	2013	2012	2011	2013/2012	2012/2011
	(in millions of Ch$)
Net profit or loss from foreign currency exchange differences	(242,841)	270,990	(257,986)	-%	-%
Hedge-accounting derivatives	379,910	(120,610)	177,553	-%	-%
Translation gains and losses over assets and liabilities indexed to foreign currencies, net	7,657	(4,002)	3,773	-%	-%
Net results from foreign exchange profit (loss)	144,726	146,378	(76,660)	(1.1%)	-%

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

	Year ended December 31,			% Change
	2013	2012	2011	2013/2012	2012/2011
	(in millions of Ch$)
Santander Global Connect	44,860	52,703	62,625	(14.9%)	(15.8%)
Market-making with clients	34,258	34,991	25,930	(2.1%)	34.9%
Client treasury services	79,118	87,694	88,555	(9.8%)	(1.0%)
Sale of loans and charged-off loans	3,218	4,835	9,692	(33.4%)	(50.1%)
Proprietary trading	(1,963)	8,213	16,022	-%	(48.7%)
Financial Management Division (1)	44,064	(18,443)	(20,072)	-%	(8.1%)
Non-client treasury income (loss)	45,319	(5,395)	5,642	-%	-%
Total financial transactions, net	124,437	82,299	94,197	51.2%	(12.6%)

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

Client treasury services decreased 9.8% in 2013 compared to 2012 and represented the majority of our financial transaction income. The results from Santander Global Connect and market-making mainly include the results from the sale of derivatives, foreign exchange and fixed income instruments to our client base. In 2013, the results from Santander Global Connect decreased 14.9% compared to 2012. In the first half of 2013, demand for hedging and derivative products on behalf of our clients was low given the low volatility of the exchange rate. Once the U.S. federal reserve announced the tapering of quantitative easing, the volatility of the exchange rate increased and business volumes recovered (see Graph). The results from market-making with client services decreased 2.1% in 2013, mainly due to lower business volumes of tailor-made treasury services sold to specific corporate clients, especially in the first half of the year. These results may vary year-to-year as some large operations with corporate clients may not be repeated in subsequent years.

Source: Bloomberg

The results from non-client treasury income totaled a gain of Ch$45,319 million in 2013 compared to a loss of Ch$5,395 million in 2012. In 2013, the net results of our Financial Management Division were positive, since the Bank has a greater spot position in liabilities denominated in foreign currency than assets. These principally U.S. dollar-denominated liabilities are hedged through derivatives (short term foreign currency swaps) with minimal foreign currency exposure, but this does result in the existence of a short-term interest rate differential between US dollars and Chilean pesos, which produces a financial result registered in financial transactions, net. This result is positive when interest rates in the US are trending up and local rates are falling and vice versa. In 2013, local rates, especially in the second half of the year began, to go down relative to US rates.   This better result from our Financial Management division in this line is partially offset by lower net interest income where the interest earned on peso- or UF-denominated asset is declining and the interest expense of the lower-yielding U.S.$-denominated liabilities is rising.

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

The lower results from trading investments are mainly due to lower interest income from this portfolio, as 94% of the assets in the portfolio are denominated in UFs and, therefore, when inflation decelerated in 2012, interest income from these assets decreased. The negative result from the available for sale portfolio is mainly due to higher long-term interest rates, which has a negative impact on the realized losses of these financial investments. The interest income from the available for sale portfolio is recorded as net interest income and interest income from the trading portfolio is recorded as income in net income from financial operations.

The income from the sale of loans totaled Ch$4,835 million in 2012 compared to Ch$9,692 million in 2011, mainly as a result of lower gains from the sale of loans that have been previously charged-off. The Bank has re-focused its collection efforts from selling charged-off loans to in-house collection efforts. These loans were sold to various non-related collection companies and asset managers.

The decrease in other results was mainly due to the gain in 2011 of Ch$5,705 million recorded from the sale of all of the Bank’s shares in Visa Inc, which was included in other results in 2011.

The net result from foreign exchange transactions totaled a gain of Ch$146,378 million in 2012 compared to a loss of Ch$76,660 million in 2011, due to the appreciation of the peso in 2012 compared to depreciation in 2011. Foreign currency exchange differences totaled a net gain of Ch$270,990 million in 2012 compared to a loss of Ch$257,986 million in 2011. This increase was mainly the result of the appreciation of the Chilean peso against the U.S. dollar in 2012 compared to depreciation in 2011. The effects on net income from the change in value of our spot foreign currency position are generally positive if the peso appreciates and negative if the peso depreciates as our spot funding base in foreign currency is larger than our spot asset position in foreign currency. This increase was largely offset by the fair value of foreign exchange derivatives in net gains from trading and fair value, as described above in connection with net income from financial operations. The derivatives included in this line item are mainly cross-currency swaps that hedge the interest rate risk of bonds issued abroad. Excluding interest rate and other derivatives that qualify for hedge accounting, the conversion and fair value of foreign currency derivatives are for the most part recognized as a gain or loss in the net results from fair value and trading and not as foreign exchange transactions. This distorts the results from fair value and trading and foreign exchange transactions. In order to more easily compare the results from financial transactions, net, we present the following discussion by line of business.

Client treasury services decreased 1.0% in 2012 compared to 2011 and represented the majority of our financial transaction income. The results from Santander Global Connect and market-making mainly include the results from the sale of derivatives, foreign exchange and fixed income instruments to our client base. In 2012, the results from Santander Global Connect decreased 15.8% as 2011 figures included large non-recurring transactions that were not repeated in 2012 in the Global banking and markets segment. The results from market-making with client services increased 34.9% in 2012, mainly due to growth in tailor-made treasury services sold to specific corporate clients. These results may vary year-to-year as some large operations with corporate clients may not be repeated in subsequent years.

The results from non-client treasury income totaled a loss of Ch$5,395 million in 2012 compared to a gain of Ch$5,642 million in 2011. The non-client treasury figures in 2011 included larger gains from the sale of loans compared to 2012 and the gain recorded from the sale of shares in Visa Inc. Additionally, in 2012, the Bank reduced its involvement in proprietary trading activities, as this is not a core business unit.

Finally, in 2012, the net results of our Financial Management Division were negative, since the Bank has more liabilities denominated in foreign currency than assets. These principally U.S. dollar-denominated liabilities are hedged through derivatives (short term foreign currency swaps) with minimal foreign currency exposure, but due to the existence of a short term interest rate differential between US dollars and Chilean pesos, this produces a financial cost registered in financial transactions, net. This higher cost is partially offset by net interest income where the interest earned on the higher-yielding peso- or UF-denominated asset is recorded and the interest expense of the lower-yielding U.S.$-denominated liabilities is also recorded.

Other operating income

	Year ended December 31,			% Change	% Change
	2013	2012	2011	2013/2012	2012/2011
	(In millions of Ch$)
Income from assets received in lieu of payment	6,571	2,654	5,629	147.6%	(52.9%)
Net results from sale of investment in other companies	78,122	599	-	12942.1%	100.0%
Operational leases	328	142	305	131.0%	(53.4%)
Gain on sale of Bank property, plant and equipment	176	9,194	11,863	(98.1%)	(22.5%)
Recovery of generic provisions for contingencies	77	-	-	100.0%	0.0%
Insurance coverage for earthquake	725	262	437	176.7%	(40.0%)
Other	2,156	254	515	748.8%	(50.7%)
Sub-total other income	3,462	9,852	13,120	(64.9%)	(24.9%)
Total other operating income	88,155	13,105	18,749	572.7%	(30.1%)

For the years ended December 31, 2013 and 2012. Total other operating income totaled a gain of Ch$88,155 million in the year ended December 31, 2013, a 572.7% increase from the corresponding period in 2012. The main reason for this increase was the gain recognized from the sale of our asset management subsidiary, Santander Asset Management S.A. Administradora General de Fondos.

In December 2013 our subsidiary Santander Asset Management S.A. Administradora General de Fondos was sold through a formal offer of purchase received in May 2013. The sale price was Ch$90,281 million for 100% of the shares. 99.99% were acquired by SAM Investment Holdings Limited and the remaining 0.01% by Santander Asset Management UK Holdings Limited, both related to Grupo Santander. This operation generated a gain of Ch$78,122 million recorded within the net results from sale of investments in other companies. Additionally, the entities entered into a management service agreement for a 10-year period. The Audit Committee and the Board of Directors recommended the transaction. On December 5, 2013 an Extraordinary Shareholders’ meeting was held. The offer was accepted and thus, on December 6, 2013 the SBIF was informed of this transaction.

Apart from this item, other operating income was positively affected by the higher gains from income received from assets in lieu of payment and negatively affected from lower gains from the sale of branches as we did not sell branches in 2013.

	Number of branches	Book value	Selling price	Profit
	(Ch$ millions)
2013	–	–	–	–
2012	17	6,367	14,931	8,564
2011	8	6,237	17,330	11,093

For the years ended December 31, 2012 and 2011. Total other operating income totaled a gain of Ch$13,105 million in the year ended December 31, 2012, a 30.1% decrease from the corresponding period in 2011. The main reasons for this decrease were the lower gains from income from assets received in lieu of payments and lower income from the sale of branches. In 2012, the profit from the sale of branches totaled Ch$8,564 million compared to Ch$11,093 million in 2011. Branches are risk weighted at 100% and, therefore, from a regulatory capital perspective, it is more efficient to rent them than to own them.

The decrease was partially offset by the Ch$ 599 million profit recognized from the sale of 7.71% of the Bank’s shares in Transbank S.A. to Banco BBVA. Transbank is the main credit card processor in Chile.

Provision for loan losses

The following table sets forth, for the periods indicated, certain information relating to our provision for loan losses.

	Year ended December 31,			% Change	% Change
	2013	2012	2011	2013/2012	2012/2011
	(in millions of Ch$)
Provision for loan losses	(418,675)	(431,237)	(343,821)	(2.9%)	25.4%
Charge-off of loans analyzed on an individual basis (1)	(8,071)	(5,470)	(8,141)	47.6%	(32.8%)
Recoveries on loans previously charged-off	55,284	33,015	35,825	67.5%	(7.8%)
Provision for loan losses, net	(371,462)	(403,692)	(316,137)	(8.0%)	27.7%
Year end loans (2)	21,060,761	18,966,652	17,434,782	11.0%	8.8%
Non-performing loans (3)	613,301	597,767	511,357	2.6%	16.9%
Impaired loans (4)	1,477,701	1,338,137	1,323,355	10.4%	1.1%
Allowance for loan losses (5)	614,933	550,048	488,468	11.8%	12.6%
Impaired loans / Year end loans (4)	7.02%	7.06%	7.59%
Non-performing loans / Year end loans (3)	2.91%	3.15%	2.93%
Allowances for loan losses / Total loans	2.92%	2.90%	2.80%
Coverage ratio non-performing loans (6)	100.27%	92.02%	95.52%

(1)	Charge-offs of loans that are analyzed on an individual basis.

(2)	Includes Ch$87,688 million in 2011, Ch$90,573 million in 2012 and Ch$125,449 million in 2013 in interbank loans.

(3)	Non-performing loans include the aggregate unpaid principal and accrued but unpaid interest on all loans with at least one installment at least 90 days past-due.

(4)	Impaired loans as of December 31, 2013, 2012 and 2011 include: (A) for loans individually evaluated for impairment, (i) the carrying amount of all loans to clients that are rated C1 through D2 and (ii) the carrying amount of loans to an individual client with a loan that is non-performing, regardless of category, excluding residential mortgage loans, if the past-due amount on the mortgage loan is less than 90 days; and (B) for loans collectively evaluated for impairment, (i) the carrying amount of total loans to a client, when a loan to that client is non-performing or has been renegotiated, excluding performing residential mortgage loans, and (ii) if the loan that is non-performing or renegotiated is a residential mortgage loan, all loans to that client. See “Note 10—Loans and Accounts Receivables from Customers—(a) Loans and accounts receivables from customers” in the Audited Consolidated Financial Statements.

(5)	Includes Ch$11 million in 2011, Ch$159 million in 2012 and Ch$495 million in 2013 in allowance for loan losses for interbank loans.

(6)	Calculated as allowance for loan losses divided by non-performing loans.

For the years ended December 31, 2013 and 2012. Provisions for loan losses, net of recoveries totaled Ch$371,462 million in 2013 and decreased 8.0% compared to the amount of provisions recorded in 2012.

Provision for loan losses, which includes the full amount of provisions recognized as a result of loan growth and change in risk classification as well as the net result of provisions and charge-offs of loans analyzed on a group basis, totaled Ch$418,675 million in 2013 and decreased 2.9% from 2012. The following table breaks down provision for loans losses by loan product for the years ended December 31, 2013, 2012 and 2011.

				% Change
	2013	2012	2011	2013/2012	2012/2011
	(in millions of Ch$)
Interbank loans	(336)	(148)	43	127.0%	-%
Commercial loans	(157,558)	(129,583)	(109,532)	21.6%	18.3%
Mortgage loans	(33,271)	(17,865)	(31,078)	86.2%	(42.5%)
Consumer loans	(222,964)	(280,094)	(205,401)	(20.4%)	36.4%
Contingent loans	(4,546)	(3,547)	2,147	28.2%	(265.2%)
Total (1)	(418,675)	(431,237)	(343,821)	(2.9%)	25.4%

(1)	Includes the full amount of provisions recognized as a result of loan growth and change in risk classification as well as the net result of provisions and charge-offs of loans analyzed on a group basis

Provisions established for the Bank’s consumer loans decreased by 20.4% to Ch$222,964 million in 2013 compared to 2012. In June 2012, the Bank updated its allowance model for consumer loans, which mainly impacted the provisions established for renegotiated loans, and resulted in a provision of Ch$24,753 million. Before the June 2012 allowance model update, estimated loss rates were established by the historical behavior of charge-offs net of recoveries for each risk profile. This methodology only considered historical charge-off data for each specific profile and did not include the use of any other statistical information. Since June 2012, the loss rate has been estimated as the product of the Probability of Non-Performance (PNP) and Severity (SEV). PNP and SEV have been established according to the historical behavior of the profiles, and take into account a wider range of variables. See “Item 5. Operating and Financial Review and Prospects—F. Selected Statistical Information-Classification of Loan Portfolio— Classification of Loan Portfolio-Loans analyzed on a group basis—Allowances for consumer loans.”

Excluding this effect, provisions for consumer loans decreased 12.7% in 2013 compared to 2012. In 2013, the Bank, in order to lower credit risk in its consumer loan book, modified its strategy by focusing growth in less risky segments to individuals in Commercial banking and by decreasing consumer loans in Santander Banefe. As a result of this shift in strategy, impaired consumer loans decreased 11.1% and non-performing consumer loans decreased 21.1% in 2013 compared to 2012.

Provision expense for commercial loans increased 21.6% in 2013 compared to 2012. This rise was mainly due to commercial loan growth of 11.6% in the year, which increased gross provisions. At the same time, greater provisions were recognized as a result of the increase in the commercial impaired loan ratio from 6.8% in 2012 to 6.9% in 2013. The ratio of non-performing commercial loans to total commercial loans remained stable at 3.1% in both periods.

Provisions for mortgage loans increased 86.2% in 2013 compared to 2012. This rise was due to an increase in impaired mortgage loans from 4.3% in 2012 to 5.7% in 2013. The non-performing ratio for mortgage loans declined from 3.0% in 2012 to 2.8% in 2013. During the year, the indicators corresponding to the renegotiated (including renegotiated loans and modified loans, See “Item 5. Loan Portfolio—Renegotiated loans”) showed values that required updating of the model with more recent loan history and accordingly we updated it with the information available as of March, 2013. It should be noted that this loan category has changed materially in recent years, since after the earthquake of 2010, the Bank offered to its clients certain new restructuring solutions, which led to an increase in the impaired and modified mortgage loan portfolio from 5.9% in 2010 to 8.1% of our total loan portfolio by the end of 2013. Under this scenario the Risk Committee decided that the model needed to be updated in order to capture all relevant information associated with this fluctuation.

Simultaneously in 2013, the Bank resolved a class action suit brought forth by CONADECUS, a consumer protection group, and renegotiated a group of residential mortgage loans that had a bullet payment due in 2013, which were offered to clients in 2010, following the earthquake. This also led to the rise in impaired residential mortgage loans and provisions. The Bank’s non-renegotiated loan portfolio had a stable evolution in the year, reflecting the positive economic and employment environment.

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

Recoveries on loans previously charged-off increased 67.5% in the year ended December 31, 2013 compared to the corresponding period in 2012. This was a direct result of higher incentives and a reorganization of our collection areas in 2012 and 2013 that has led to an overall improvement in recoveries. The following table shows recoveries of loans previously charged-off by type of loan.

	Year ended December 31,			% Change	% Change
	2013	2012	2011	2013/2012	2012/2011
	(in millions of Ch$)
Recovery of loans previously charged-off
Consumer loans	36,004	22,015	12,474	63.5%	76.5%
Residential mortgage loans	4,735	2,305	16,135	105.4%	(85.7%)
Commercial loans	14,545	8,695	7,216	67.3%	20.5%
Total recoveries	55,284	33,015	35,825	67.5%	(7.8%)

In some instances, we will sell a portfolio of charged-off loans to a third party. Gain (loss) on these charged-off loans is recognized as net income from financial transactions in “Note 28—Profit and Loss from Financial Operations” of our Audited Consolidated Financial Statements. The following table sets forth information about our sale of charged-off loans for the year ended December 31, 2013, 2012 and 2011.

	Year ended December 31,			% Change	% Change
	2013	2012	2011	2013/2012	2012/2011
	(in millions of Ch$)
Gains on sale of loans previously charged-off
Sale of charged-off loans	1,500	2,090	7,324	(28.2%)	(71.5%)

The following table sets forth, for the periods indicated, our net provision expense broken down by business segment:

	Year ended December 31,			% Change	% Change
	2013	2012	2011	2013/2012	2012/2011
	(in millions of Ch$)
Individuals (Commercial banking)	(157,697)	(229,958)	(185,885)	(31.4%)	23.7%
Individuals (Santander Banefe)	(56,309)	(73,882)	(62,252)	(23.8%)	18.7%
Small and mid-sized companies (SMEs)	(101,611)	(80,144)	(65,028)	26.8%	23.2%
Companies and institutional	(41,497)	(24,532)	(11,089)	69.2%	121.2%
Global banking & markets	(14,739)	5,546	7,614	-%	(27.2%)
Other	391	(722)	503	-%	-%
Total provisions, net	(371,462)	(403,692)	(316,137)	(8.0%)	27.7%

Net provisions expense from individuals both in commercial banking and Santander Banefe decreased in 2013 compared to 2012 mainly due to the lower provisions from consumer loans as mentioned above.

Net provision expense from SMEs increased 26.8%. This was due to the 11.5% increase in lending and the increase in credit risk of SME loans and a slight deterioration in asset quality. This led to the 29.6% rise in provisions for commercial loans analyzed on a group basis, which is mainly comprised of SMEs clients.

Net provision expense from Companies and institutional increased 69.2%. This was mainly due to the 14.0% increase in lending and to the downgrade of specific clients in the salmon, fishery, retail and construction sectors.

Net provision expense from global banking and markets totaled Ch$14,739 million compared to a reversal of Ch$5,546 million in 2012. This rise was mainly due to the downgrade of specific clients in the construction and retail sectors.

We believe that our loan loss allowances are currently adequate for all known and estimated incurred losses.

For the years ended December 31, 2012 and 2011. Provisions for loan losses, net of recoveries totaled Ch$403,692 million in 2012 and increased 27.7% compared to the amount of provisions recorded in 2011.

Provision for loan losses, which includes the full amount of provisions recognized as a result of loan growth and change in risk classification as well as the net result of provisions and charge-offs of loans analyzed on a group basis, totaled Ch$431,237 million in 2012 and increased 25.4% from 2011.

Provisions established for the Bank’s consumer loans increased by 36.4% to Ch$280,094 million in 2012 compared to 2011. As mentioned above, in June 2012, the Bank updated its allowance model for consumer loans, which mainly impacted the provisions established for renegotiated loans, and resulted in a provision of Ch$24,753 million. See “Item 5. Operating and Financial Review and Prospects—F. Selected Statistical Information-Classification of Loan Portfolio-Classification of Loan Portfolio-Loans analyzed on a group basis-Allowances for consumer loans.”

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

Additionally, this event also was an important trigger for the passage of the Ley Dicom. The Dicom database is a privately-run negative credit bureau database that stores an individual’s negative credit history for the past five years. This includes all past-due bank obligations, utilities bills and credit with retailers, bounced checks, past-due student loans and other past-due obligations. In February 2012, this Law was enacted and on a one-time basis, permanently eliminated from the Dicom database clients with negative credit history of Ch$2,400,000 (U.S.$4,800) or less. Before the Ley de Dicom was passed, 4.8 million names were listed in the Dicom database, and after its enactment, 2.3 million names were removed from the database. We estimate that 34% of all names of individuals originally removed from the Dicom database were back on by December 2012, and, therefore, we believe that the level of reliability of the Dicom database will be eventually restored. As of February 2012, the percentage of our loan portfolio to debtors that owed less than U.S.$4,800 was 4%. The enactment of the Ley de Dicom resulted in the removal of the names of 282,047 clients of the Bank from the Dicom negative credit bureau database, or the Dicom database, or 8% of our total clients. This also resulted in greater charge offs and provisions in consumer lending. For more information, please see “Item 3. Key Information—D. Risk Factors—Risks Associated with Our Business—The effectiveness of our credit risk management is affected by the quality and scope of information available in Chile.”

Provision expense for commercial loans increased 18.3% in 2012 compared to 2011. This rise was mainly due to commercial loan growth in the year in the Global banking & markets, Companies and SME segments. This was offset by the update that was performed on the provisioning model for commercial loans analyzed on a group basis in 2011. Before 2011, loan loss allowance for this category of loans was mainly determined by the number of days a loan was past-due. Currently, provisions are set according to (i) performing status, (ii) if a client has been renegotiated or not,

(iii) whether the client is a new client or an existing client and (iv) whether the client has collateral in connection with the loan. The total impact of this change on loan loss reserves was Ch$16,560 million in 2011.

Provisions established for mortgage loans decreased 42.5% in 2012 compared to 2011. In June 2011, the Bank modified its provisioning model for residential mortgage loans. As of June 2011, residential mortgage loans are assigned an allowance level based on credit risk profiles, which are determined utilizing a statistical model that considers: (i) a borrower’s credit history, (ii) whether the client is a new client or an existing client, (iii) whether the client is a Bank client or a Banefe client and (iv) whether this client has been renegotiated in the system. The total impact of this change on loan loss reserves was Ch$16,258 in 2011.

Operating expenses

The following table sets forth information regarding our operating expenses in the years ended December 31, 2013, 2012 and 2011.

	Year ended December 31,			% Change	% Change
	2013	2012	2011	2013/2012	2012/2011
	(in millions of Ch$)
Personnel salaries and expenses	(308,344)	(299,904)	(280,040)	2.8%	7.1%
Administrative expenses	(188,191)	(183,379)	(166,825)	2.6%	9.9%
Depreciation and amortization	(61,074)	(56,369)	(53,466)	8.3%	5.4%
Impairment of property, plant and equipment	(244)	(90)	(116)	171.1%	(22.4%)
Other operating expenses	(52,338)	(59,637)	(64,208)	(12.2%)	(7.1%)
Total operating expenses	(610,191)	(599,379)	(564,655)	1.8%	6.1%
Efficiency ratio(1)	40.2%	42.5%	41.4%

(1)	The efficiency ratio is the ratio of total operating expenses to total operating income. Total operating income consists of net interest income, fee income, financial transactions, net and other operating income.

For the years ended December 31, 2013 and 2012. Operating expenses in the year ended December 31, 2013 increased 1.8% compared to the corresponding period in 2012. The efficiency ratio was 40.2% in 2013 compared to 42.2% in 2012.

The 2.8% increase in personnel salaries and expenses was mainly due to higher salaries. Total salary expenses, including bonuses increased 4.0% in 2013 compared to 2012, totaling Ch$265,500 million. This rise was partially offset by lower costs of the Bank’s stock based compensation plan as the 2013 goals were not achieved and lower costs of the Bank’s pension plan. Some of the executives that qualified for this benefit are no longer employees for the Bank lowering the amount of this cost. Headcount as of December 31, 2013 totaled 11,516, a decrease of 1.7% from 2012. In December 2013, the Bank sold its asset management subsidiary which reduced headcount by 90 persons.

Administrative expenses increased 2.6% in the year ended December 31, 2013 compared to the corresponding period in 2012. The increase in administrative expenses was mainly due to: (i) the 33.1% increase in security and valuable transport services which increased from Ch$11,929 million in 2012 to Ch$15,879 million in 2013. In 2013 the Bank had to increase the expenditure dedicated to securing and protecting ATM machines given the increase in theft and more regulations regarding ATM security, (ii) the 17.2% increase in expenses relating to the IT and communication systems from Ch$24,873 million to Ch$29,144 million in 2013, in line with the Bank’s improvements of its CRM systems, phone banking and internet banking services; (iii) the 8.0% increase in expenses relating to outsourced services, (iv) a 7.1% rise in branch rental expenses due to the greater number of branches rented following the sale of branches in 2012 and 2011 and (v) a 7.5% rise in expenses relating to the maintenance and repair of property as the bank refurbished branches and introduced its new brand Santander Select and transformed 44 branches into this new format for mid-higher income clients.

Depreciation and amortization expense increased 8.3%, mainly due to higher amortization expenses of intangible assets such as software and other computer systems that have been updated in recent periods.

The following table sets forth, for the periods indicated, our personnel salaries, administrative and depreciation and amortization expenses broken down by business segment.

	Year ended December 31,			% Change	% Change
	2013	2012	2011	2013/2012	2012/2011
	(in millions of Ch$)
Individuals (Commercial banking)	(298,173)	(291,562)	(251,554)	2.3%	15.9%
Individuals (Santander Banefe)	(52,370)	(51,797)	(70,719)	1.1%	(26.8%)
Small and mid-sized companies	(79,633)	(76,560)	(74,962)	4.0%	2.1%
Companies and institutional	(69,828)	(65,672)	(52,009)	6.3%	26.3%
Global banking and markets	(37,728)	(35,476)	(35,302)	6.3%	0.5%
Other	(20,121)	(18,675)	(15,901)	7.7%	17.4%
Total personnel, administrative expenses, depreciation and amortization and impairment(1)	(557,853)	(539,742)	(500,447)	3.4%	7.9%

(1)	Excludes other operating expenses.

By business segment, the 3.4% increase in costs in 2013 compared to the corresponding period in 2012 was mainly due to the increase in costs in Companies and institutional lending and Global banking and markets. In 2013, the Bank in the companies and institutional segment, decided to place greater strategic emphasis on this segment in which we have a weaker relative position compared to our main competitors.

The following table sets forth information regarding Other operating expenses in the years ended December 31, 2013, 2012 and 2011.

	Year ended December 31,			% Change	% Change
	2013	2012	2011	2013/2012	2012/2011
	(in millions of Ch$)
Provisions and expenses for assets received in lieu of payment	4,824	10,176	12,782	(52.6%)	(20.4%)
Credit card expenses	2,157	6,362	6,427	(66.1%)	(1.0%)
Customer services	10,954	8,674	8,965	26.3%	(3.2%)
Operating charge-offs	8,222	8,366	9,884	(1.7%)	(15.4%)
Life insurance and general product insurance policies	7,348	7,211	6,524	1.9%	10.5%
Additional tax on expenses paid overseas	2,862	3,283	3,516	(12.8%)	(6.6%)
Provisions for contingencies	5,805	7,964	8,144	(27.1%)	(2.2%)
Other	10,166	7,601	7,966	33.7%	(4.6%)
Total	52,338	59,637	64,208	(12.2%)	(7.1%)

Other operating expenses were Ch$52,338 million in 2013, a 12.2% decrease compared to 2012. This decrease was mainly due to lower provisions and expenses for repossessed assets that totaled Ch$4,824 million in 2013 compared to Ch$10,176 million in 2012. This was offset by higher customer service expenses that includes costs related to our call center and higher other costs, which increased due to the Ch$2,283 million in expenses recorded in 2013 from the costs incurred in adopting chip technology for our ATM and credit cards. See “Note 36—Other operating income and expenses” to our Audited Consolidated Financial Statements for more detail on Other operating expenses.

For the years ended December 31, 2012 and 2011. Operating expenses in the year ended December 31, 2012 increased 6.1% compared to the corresponding period in 2011. The efficiency ratio was 42.5% in 2012 compared to 41.4% in 2011.

The 7.1% increase in personnel salaries and expenses was mainly due to higher salaries and headcount. Total salary expenses, including bonuses increased 6.8% in 2012 compared to 2011, totaling Ch$255,229 million. Headcount as of December 31, 2012 totaled 11,713, an increase of 1.3% from 2011. Additionally, in April 2012, salaries were increased by the annual CPI index at 3.5% as mandated in the Bank’s collective bargaining agreements.

Administrative expenses increased 9.9% in the year ended December 31, 2012 compared to the corresponding period in 2011. In 2012 the Bank focused on its Transformation Plan, which is a broad overhaul and improvement of our retail banking activities, especially among Individuals in Commercial banking and SMEs. The plan also entails greater expenses related to IT projects being carried out to improve productivity. As a result this drove the following increase in administrative expenses: (i) the 17.4% rise in expenses relating to the maintenance and repair of property as the bank refurbished branches; (ii) the 13.0% increase in expenses relating to the IT and communication systems, in line with the Bank’s improvements of its CRM systems, phone banking and internet banking services; and (iii) a 10.7% increase in marketing expenses in line with the Bank’s objective of improving client image.

Depreciation and amortization expense increased 5.4%, mainly due to higher amortization expenses of intangible assets such as software and other computer systems.

Income tax expense

	Year ended December 31,			% Change	% Change
	2013	2012	2011	2013/2012	2012/2011
	(in millions of Ch$)
Net income before tax	538,959	405,906	484,430	32.8%	(16.2%)
Income tax expense	(94,530)	(44,473)	(77,308)	112.6%	(42.5%)
Effective tax rate(1)	17.5%	11.0%	16.0%

(1)	The effective tax rate is the income tax expense divided by net income before tax.

For the years ended December 31, 2013 and 2012. Our income tax expense increased by 112.6% in the year ended December 31, 2013 compared to the same period in 2012. The statutory corporate tax rate in 2013 and 2012 was 20%. The Bank’s effective tax rate tends to be below the Chilean statutory rate because for tax purposes the Bank is still required to recognize the effects of price level restatement on equity. The effective tax rate was 17.5% in 2013 compared to 11.0% in 2012. The higher effective tax rate in 2013 compared to 2012 was due to the fact that in September 2012, the statutory tax rate was increased from 18.5% to 20.0% and this created an income tax reversal of Ch$16,221 million in 2012, corresponding to the adjustment of deferred tax assets to the higher statutory rate. See “Note 15—Current and Deferred Taxes” of the Audited Consolidated Financial Statements for more detail on income tax expense.

Congress is currently discussing a new tax reform that will change the corporate tax rate. If adopted, the statutory tax rate would be expected to increase to 21% in 2014, 22.5% in 2015, 24% in 2016 and 25% in 2017.

For the years ended December 31, 2012 and 2011. Our income tax expense decreased by 42.5% in the year ended December 31, 2012 compared to the same period in 2011. The effective tax rate was 11.0% in 2012 compared to 16.0% in 2011. In September 2012, the statutory tax rate to be applied in 2013 was permanently increased from 18.5% to 20.0% and this created an income tax reversal of Ch$16,221 million in 2012, corresponding to the adjustment of deferred tax assets to the higher statutory rate.

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

The following table sets forth our contractual obligations and commercial commitments by time remaining to maturity. As of the date of the filing of this Annual Report, the Bank does not have significant purchase obligations. As of December 31, 2013, the scheduled maturities of our contractual obligations and of other commercial commitments, including accrued interest, were as follows:

Contractual Obligations	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Subtotal up to 1 year	Between 1 and 5 years	More than 5 years	Subtotal after 1 year	Total
	(in millions of Ch$)
Obligations under repurchase agreements	-	185,140	18,466	5,366	208,972	-	-	-	208,972
Checking accounts, time deposits and other time liabilities (1)	6,001,375	5,351,489	2,333,001	1,743,525	15,429,390	87,380	55,644	143,024	15,572,414
Financial derivative contracts	-	126,238	89,018	223,031	438,287	508,206	345,292	853,498	1,291,785
Interbank borrowings	8,199	104,490	216,472	1,201,070	1,530,231	152,146	-	152,146	1,682,377
Issued debt instruments	-	470,600	688,261	590,027	1,748,888	1,548,733	1,901,037	3,449,770	5,198,658
Other financial liabilities (2)	97,027	568	1,111	2,992	101,698	29,685	58,398	88,083	189,781
Subtotal	6,106,601	6,238,545	3,346,329	3,766,011	19,457,466	2,326,150	2,360,371	4,686,521	24,143,987
Contractual interest payments (3)	2,748	32,671	88,135	331,006	454,560	943,260	609,308	1,552,568	2,007,128
Total	6,109,349	6,271,796	3,434,464	4,097,017	19,912,026	3,269,410	2,969,679	6,239,089	26,151,115

(1)	Includes demand deposits and other demand liabilities, cash items in process of being cleared and time deposits and other time liabilities.

(2)	Mainly includes amounts owed to credit card processors and to the Chilean Production Development Corporation (Corporación de Fomento de la Producción de Chile), the state development agency.

(3)	The table above includes future cash interest payments. For variable rate obligations, we assume the same rate as the last rate known. Various of the payment obligations in the table above are variable debt instruments, since they are denominated in UF, for which we have estimated a long-term inflation rate equal to 3%, which is at the center of the Central Bank’s long-term inflation target. No exclusions requiring further explanation have been made in this table.

Operational Leases

Certain bank premises and equipment are leased under various operating leases. Future minimum rental commitments as of December 31, 2013 under non-cancelable leases are as follows:

As of December 31, 2013
(in millions of Ch$)
Due within 1 year	18,941
Due after 1 year but within 2 years	16,948
Due after 2 years but within 3 years	15,161
Due after 3 years but within 4 years	14,083
Due after 4 years but within 5 years	12,902
Due after 5 years	61,730
Total	139,765

Other Commercial Commitments

As of December 31, 2013, the scheduled maturities of other commercial commitments, including accrued interest, were as follows:

Other Commercial Commitments	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 5 years	More than 5 years	Total
	(in millions of Ch$)
Guarantees	128,171	145,878	493,530	419,414	25,806	1,212,799
Confirmed foreign letters of credit	17,347	50,984	24,639	26,543	8,087	127,600

Other Commercial Commitments	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 5 years	More than 5 years	Total
	(in millions of Ch$)
Letters of credit issued	48,634	101,181	46,210	22,007	-	218,032
Pledges and other commercial commitments	7,745	9,292	137,269	19,001	8,109	181,416
Total other commercial commitments	201,897	307,335	701,648	486,965	42,002	1,739,847

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

The following table sets forth our consolidated and risk-weighted assets and regulatory capital as of December 31, 2013 and 2012 as required by the SBIF.

	Consolidated assets as of	Risk-weighted assets(1)
	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012
	(Ch$ million)
Asset Balance (Net of allowances)
Cash and deposits in bank	1,571,810	1,250,414	-	-
Unsettled transactions	604,077	520,267	66,672	75,429
Trading investments	287,567	338,287	40,924	21,713
Investments under resale agreements	17,469	6,993	3,494	6,993
Financial derivative contracts(4)	1,008,026	937,291	862,810	830,133
Interbank loans	125,395	90,527	25,079	18,105
Loans and accounts receivables from customers	20,327,021	18,325,957	18,071,792	16,205,004
Available for sale investments	1,700,993	1,826,158	238,835	200,285
Investments in other companies	9,681	7,614	9,681	7,614
Intangibles assets	66,703	87,347	66,703	87,347
Property, plant and equipment	180,215	162,214	180,215	162,214
Current taxes	1,643	10,227	164	1,023
Deferred taxes	230,215	186,407	23,022	18,641
Other assets	400,025	655,217	346,533	402,547
Off-balance sheet assets
Contingent loans	3,436,773	3,201,028	2,013,057	1,903,368
Total	29,967,613	27,605,948	21,948,981	19,940,416

			Ratio
	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012
	(Ch$ million)%			%
Basic capital(2)	2,325,678	2,134,778	7.76	7.73
Regulatory capital(3)	3,033,741	2,734,434	13.82	13.71

(1)	As required by local regulations.

(2)	As a percentage of total assets.

(3)	As a percentage of risk weighted assets (BIS ratio).

(4)	Include note to indicate that derivatives are shown as required by Chapter 12-1 RAN.

In line with the future adoption of Basel III regulations in Chile, the SBIF has recently discussed increasing the minimum regulatory capital ratio from 8% to 10.5%, which would require an amendment to the General Banking Law. Although we currently have a regulatory capital ratio of 13.82%, this change could require us to inject additional capital into our business in the future. According to initial estimates of the impact of market risk on regulatory capital, published by the SBIF, our regulatory capital to risk-weighted assets, net of loan loss allowance and deductions, including an initial estimate of the adjustments for market risk set forth under Basel III was 12.57% as of December 31, 2013 the latest data available. No assurance can be given that these changes will not have a material impact on our capitalization ratio.

Financial Investments

Financial assets are classified into the following specified categories: financial assets trading investments “at fair value through profit or loss” (FVTPL), “held to maturity” investments, “available for sale investments” (AFS) financial assets and “loans and accounts receivable from customers.” The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition. All regular way purchases or sales of financial assets are recognised and derecognised on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace.

Effective interest method

The effective interest method is a method of calculating the amortised cost of a debt instrument and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the debt instrument, or, where appropriate, a shorter period, to the net carrying amount on initial recognition.

Income is recognised on an effective interest basis for debt instruments other than those financial assets classified as at fair value through profit or loss.

Financial assets at FVTPL - Trading investments

Financial assets are classified as at FVTPL when the financial asset is either held for trading or it is designated as at fair value through profit or loss.

A financial asset is classified as held for trading if:

•	it has been acquired principally for the purpose of selling it in the near term; or

•	on initial recognition it is part of a portfolio of identified financial instruments that the Bank manages together and has a recent actual pattern of short-term profit-taking; or

•	it is a derivative that is not designated and effective as a hedging instrument.

A financial asset other than a financial asset held for trading may be designated as at FVTPL upon initial recognition if:

•	such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or

•	the financial asset forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Bank's documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

•	it forms part of a contract containing one or more embedded derivatives, and IAS 39 permits the entire combined contract to be designated as at FVTPL.

Financial assets at FVTPL are stated at fair value, with any gains or losses arising on remeasurement recognised in profit or loss. The net gain or loss recognised in profit or loss incorporates any dividend or interest earned on the financial asset and is included in the ‘net profit (loss) from financial operations' line item

Held to maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity dates that the Bank has the positive intent and ability to hold to maturity. Subsequent to initial recognition, held-to-maturity investments are measured at amortised cost using the effective interest method less any impairment.

Available for sale investments (AFS investments)

AFS investments are non-derivatives that are either designated as AFS or are not classified as (a) loans and accounts receivable from customers, (b) held-to-maturity investments or (c) financial assets at fair value through profit or loss (trading investments).

Financial instruments held by the Bank that are traded in an active market are classified as AFS and are stated at fair value at the end of each reporting period. The Bank also has investments in financial instruments that are not traded in an active market but that are also classified as AFS investments and stated at fair value at the end of each reporting period (because the directors consider that fair value can be reliably measured). Changes in the carrying amount of AFS monetary financial assets relating to changes in foreign currency rates, interest income calculated using the effective interest method and dividends on AFS equity investments are recognised in profit or loss. Other changes in the carrying amount of available for sale investments are recognised in other comprehensive income and accumulated under the heading of Valuation Adjustment. When the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously accumulated in the investments revaluation reserve is reclassified to profit or loss.

Dividends on AFS equity instruments are recognised in profit or loss when the Bank's right to receive the dividends is established.

The fair value of AFS monetary financial assets denominated in a foreign currency is determined in that foreign currency and translated as the described in f) above. The foreign exchange gains and losses that are recognised in profit or loss are determined based on the amortised cost of the monetary asset.

AFS equity investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and derivatives that are linked to and must be settled by delivery of such unquoted equity investments are measured at cost less any identified impairment losses at the end of each reporting period.

a) Trading

	As of December 31,
	2013	2012	2011
	(in millions of Ch$)
Central Bank and Government Securities
Chilean Central Bank bonds	75,577	267,008	311,503
Chilean Central Bank notes	100	3,397	60,233
Other Chilean Central Bank and government securities	189,962	48,160	15,789
Subtotal	265,639	318,565	387,525
Other Chilean Securities
Time deposits in Chilean financial institutions	-	3,531	-
Mortgage bonds of Chilean financial institutions	-	-	-
Chilean financial institutions bonds	10,042	-	-
Chilean corporate bonds	2,229	-	-
Other Chilean securities	-	-	-
Subtotal	12,271	3,531	-
Foreign securities
Foreign Financial Securities	-	-	-
Other foreign financial instruments	-	-	-
Subtotal	-	-	-
Investments in mutual funds	-	-	-
Funds managed by related entities	9,657	16,191	22,238
Subtotal	9,657	16,191	22,238

Total	287,567	338,287	409,763

b) Available for sale

	As of December 31,
	2013	2012	2011
	(in millions of Ch$)
Central Bank and Government Securities
Chilean Central Bank bonds	364,821	712,278	570,573
Chilean Central Bank notes	1,078	8,270	563,114
Other Chilean Central Bank and government securities	146,295	296,010	173,839
Subtotal	512,194	1,016,558	1,307,526
Other Chilean Securities
Time deposits in Chilean financial institutions	1,011,354	756,136	275,022
Mortgage bonds of Chilean financial institutions	33,856	37,319	66,806
Chilean financial institution bonds	-	-	-
Chilean corporate bonds	-	-	-
Other Chilean securities	-	321	319
Subtotal	1,045,210	793,776	342,147
Foreign Financial Securities
Central Bank and Government Foreign Securities	143,589	-	-
Other Foreign financial securities	-	15,824	11,638
Subtotal	143,589	15,824	11,638

Total	1,700,993	1,826,158	1,661,311

c) Held-to-maturity

No financial investments were classified as held-to-maturity as of December 31, 2013, 2012 or 2011.

The following table sets forth an analysis of our investments as of December 31, 2013 by remaining maturity and the weighted average nominal rates of such investments.

	Within one year	Weighted average Nominal Rate	After one year but within five years	Weighted average Nominal Rate	After five years but within ten years	Weighted average Nominal Rate	After ten years	Weighted average Nominal Rate	Total	Weighted average Nominal Rate
	(in millions of Ch$ , except rates)
Trading
Central Bank and Government Securities
Central Bank bonds	361	5.1	68,896	2.1	6,320	4.0	-	-	75,577	2.2
Central Bank notes	17	1.9	83	2.4	-	-	-	-	100	2.3
Central Bank and government securities	-	-	129,658	2.4	60,304	2.7	-	-	189,962	2.5
Subtotal	378	-	198,637	-	66,624	-	-	-	265,639	-
Other Chilean Securities
Time deposits in Chilean financial institutions	-	-	-	-	-	-	-	-	-	-
Mortgage bonds of Chilean financial institutions	-	-	-	-	-	-	-	-	-	-
Chilean financial institutions bonds	-	-	2,742	3.2	7,300	3.4	-	-	10,042	3.4
Chilean corporate bonds	-	-	2,229	2.9	-	-	-	-	2,229	0.8
Other Chilean securities	-	-	-	-	-	-	-	-	-	-
Subtotal	-	-	4,971	-	7,300	-	-	-	12,271	-
Investment in mutual funds
Mutual funds administered by related parties	9,657	-	-	-	-	-	-	-	9,657	-
Subtotal	9,657	-	-	-	-	-	-	-	9,657	-
Total	10,035	-	203,608	-	73,924	-	-	-	287,567	-

	Within one year	Weighted average Nominal Rate	After one year but within five years	Weighted average Nominal Rate	After five years but within ten years	Weighted average Nominal Rate	After ten years	Weighted average Nominal Rate	Total	Weighted average Nominal Rate
	(in millions of Ch$ , except rates)
Available for sale
Central Bank and Government Securities
Central Bank bonds	73,613	4.6	181,906	4.3	109,302	4.6	-	-	364,821	4.4
Central Bank notes	214	2.1	864	2.9	-	-	-	-	1,078	2.7
Central Bank and government securities	10,815	4.5	91,007	4.5	44,273	5.1	201	3.4	146,295	4.7
Subtotal	84,642	-	273,777	-	153,575	-	201	-	512,194	-
Other Chilean Securities
Time deposits in Chilean financial institutions	1,011,354	1.1	-	-	-	-	-	-	1,011,354	1.1
Mortgage bonds of Chilean financial institutions	71	1.5	1,504	3.8	7,943	3.9	24,337	3.9	33,856	3.8
Chilean financial institutions bonds	-	-	-	-	-	-	-	-	-	-
Chilean corporate bonds	-	-	-	-	-	-	-	-	-	-
Other Chilean securities	-	-	-	-	-	-	-	-	-	-
Subtotal	1,011,425	-	1,504	-	7,943	-	24,337	-	1,045,210	-
Other financial securities
Central Bank and Government Foreign Securities	-	-	-	-	143,589	3.3	-	-	143,589	3.3
Other Foreign financial securities	-	-	-	-	-	-	-	-	-	-
Subtotal	-	-	-	-	143,589	-	-	-	143,589	-
Total	1,096,067	-	275,281	-	305,107	-	24,538	-	1,700,993	-

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

	December 31, 2013	December 31, 2012
	Ch$ million
Balance as of (1):
Trading investments	287,567	338,287
Available for sale investments	1,700,993	1,826,158
Encumbered assets (net) (2)	(71,896)	(151,620)
Net cash (3)	248,073	(195)
Net interbank deposits (4)	984,666	875,537
Total liquidity portfolio	3,149,403	2,888,167

	December 31, 2013	December 31, 2012
	Ch$ million
Average balance as of:
Trading investments	412,012	488,367
Available for sale investments	1,706,631	2,008,324
Encumbered assets (net) (2)	(100,021)	(72,399)
Net cash (3)	29,812	89,849
Net interbank deposits (4)	858,699	501,561
Total liquidity portfolio	2,907,133	3,015,702

(1)	The figures used by the Financial Management Division to calculate liquidity portfolio are performed in accordance with the Bank’s local Chilean Bank GAAP financial statements.

(2)	Assets encumbered through repurchase agreements are deducted from the liquidity portfolio

(3)	Cash minus reserve requirements

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

	Year ended December 31,
	2013	2012	2011
	Millions of Ch$
Net cash provided by (used in) operating activities	645,166	(1,153,932)	1,556,890

Our operating activities generated cash of Ch$645,166 million in 2013. The consumption of cash due to loan growth was more than offset by growth of deposits and other liabilities. In 2012, operating activities consumed cash in an amount of Ch$1,153,932 million. In the fourth quarter of 2011 and first quarter of 2012, the Bank increased its cash position in light of greater market uncertainty abroad. As market conditions improved in the second half of 2012, the ALCO permitted the Financial Management Division to return to more normal levels of liquidity by prepaying costlier liabilities. Loan growth was also a factor in the consumption of cash in operating activities.

	Year ended December 31,
	2013	2012	2011
	Millions of Ch$
Net cash used in investment activities	30,000	(72,087)	(52,095)

In 2013, the Bank’s investment activities generated cash in an amount of Ch$30,000 million. This was mainly due to the sale of our asset management business for Ch$90,281 million. In 2012, cash used in investing activities was Ch$72,087 million, mainly due to investments in property, equipment and technology as part of investment programs to modernize and improve the efficiency in retail banking activities.

	Year ended December 31,
	2013	2012	2011
	Millions of Ch$
Net cash used in financing activities	(240,687)	(265,258)	(289,416)

In 2013, 2012 and 2011, the net cash used in financing activities can be explained by the Bank’s annual dividend payment each year partially offset by issuances of subordinated debt in 2013.

Deposits and Other Borrowings

The following table sets forth our average balance of liabilities for the years ended December 31, 2013, 2012 and, 2011, in each case together with the related average nominal interest rates paid thereon.

	2013			2012			2011
	Average Balance	% of Total Average Liabilities	Average Nominal Rate	Average Balance	% of Total Average Liabilities	Average Nominal Rate	Average Balance	% of Total Average Liabilities	Average Nominal Rate
	(millions of Ch$, except percentages)
Interest-bearing liabilities
Savings accounts	103,760	0.4%	1.9%	102,420	0.4%	2.5%	103,085	0.4%	3.6%
Time deposits	9,949,401	36.8%	4.5%	9,659,815	38.5%	5.2%	9,107,719	37.7%	4.9%
Central Bank borrowings	221	0.0%	6.3%	4,469	0.0%	5.2%	3,097	0.0%	6.0%
Repurchase agreements	266,883	1.0%	5.6%	369,338	1.5%	4.2%	249,174	1.0%	3.5%
Mortgage finance bonds	102,778	0.4%	8.0%	131,070	0.5%	8.6%	174,224	0.7%	9.2%
Other interest bearing liabilities	6,850,953	25.3%	4.7%	5,927,893	23.6%	5.3%	6,128,052	25.4%	5.2%
Subtotal interest-bearing liabilities	17,273,996	63.9%	4.6%	16,195,005	64.5%	5.3%	15,765,351	65.2%	5.1%

Non-interest bearing liabilities
Non-interest bearing deposits	4,620,849	17.1%		4,177,432	16.6%		3,575,544	14.8%
Derivatives	1,467,723	5.4%		1,141,169	4.5%		1,457,638	6.1%
Other non-interest bearing liabilities	1,325,975	4.9%		1,395,112	5.6%		1,340,699	5.6%
Shareholders’ equity	2,349,448	8.7%		2,187,716	8.8%		1,994,487	8.3%
Subtotal non-interest bearing liabilities	9,763,995	36.1%		8,901,429	35.5%		8,368,368	34.8%
Total liabilities	27,037,991	100.0%		25,096,434	100.0%		24,133,719	100.0%

Our most important source of funding is our deposits. Average time deposits plus non-interest bearing demand deposits represented 53.8% of our average total liabilities and shareholders’ equity in 2013. Our current funding strategy is to continue to utilize all sources of funding in accordance with their costs, their availability and our general asset and liability management strategy. Special emphasis is being placed on lengthening the maturities of funding with institutional clients, diversifying our bond holder base and broadening our core deposit funding. We believe that broadening our deposit base by increasing the number of account holders has created a more stable funding source.

Composition of Deposits

The following table sets forth the composition of our deposits and similar commitments at December 31, 2013, 2012, 2011, 2010 and 2009.

	2013	2012	2011	2010	2009
	(in millions of Ch$)
Demand deposits and other demand obligations
Current accounts	4,403,526	4,006,143	3,543,776	3,330,352	2,776,607
Other deposits and demand accounts	569,395	455,315	350,519	368,934	303,495
Other demand obligations	647,842	508,561	519,520	537,148	453,432
Subtotals	5,620,763	4,970,019	4,413,815	4,236,434	3,533,534
Time deposits and other time deposits
Time deposits	9,567,855	9,008,902	8,816,766	7,154,396	4,219,392
Time saving accounts	104,143	101,702	102,831	103,191	98,985
Other time deposits	3,274	1,609	1,517	1,170	2,856,880
Subtotals	9,675,272	9,112,213	8,921,114	7,258,757	7,175,257
Total deposits and other commitments	15,296,035	14,082,232	13,334,929	11,495,191	10,708,791

Maturity of Interest Bearing Deposits

The following table sets forth information regarding the currency and maturity of our interest bearing deposits as of December 31, 2013, expressed in percentages of our total deposits in each currency category. UF-denominated deposits are similar to peso-denominated deposits in all respects, except that the principal is readjusted periodically based on variations in the Chilean consumer price index.

	Ch$	UF	Foreign Currencies	Total
Demand deposits	0.03%	0.14%	0.00%	0.03%
Savings accounts	0.01%	9.95%	0.00%	1.09%
Time deposits:
Maturing within 3 months	79.54%	50.77%	93.76%	78.68%
Maturing after 3 but within 6 months	13.21%	19.39%	3.88%	12.40%
Maturing after 6 but within 12 months	6.56%	12.14%	0.89%	6.27%
Maturing after 12 months	0.65%	7.61%	1.47%	1.53%
Total time deposits	99.96%	89.91%	100.00%	98.88%
Total deposits	100.00%	100.00%	100.00%	100.00%

The following table sets forth information regarding the maturity of our outstanding time deposits in excess of U.S.$100,000 as of December 31, 2013.

	Ch$	UF	Foreign Currencies	Total
	(in millions of Ch$)
Time deposits:
Maturing within 3 months	5,577,023	525,762	1,425,451	7,528,236
Maturing after 3 but within 6 months	926,479	200,830	58,959	1,186,268
Maturing after 6 but within 12 months	460,167	125,762	13,520	599,449
Maturing after 12 months	45,291	78,820	22,375	146,486
Total time deposits	7,008,960	931,174	1,520,305	9,460,439

Short-term Borrowings

The principal categories of our short-term borrowings are repurchase agreements and interbank borrowings. The table below presents the amounts outstanding at each year-end indicated and the weighted-average nominal interest rate for each such year by type of short-term borrowing.

	2013		2012		2011
	Balance	Weighted- Average Nominal Interest Rate	Balance	Weighted- Average Nominal Interest Rate	Balance	Weighted- Average Nominal Interest Rate
	(in millions of Ch$, except percentages)
Obligations arising from repurchase agreements	208,972	0.3%	304,117	0.4%	544,381	0.4%
Obligations with the Central Bank	220	0.5%	398	0.5%	810	0.5%
Loans from domestic financial institutions	500	0.0%	-	-%	-	-%
Foreign obligations	1,529,511	0.3%	1,272,994	0.4%	1,740,254	0.5%
Total short-term borrowings	1,739,203	0.3%	1,577,509	0.4%	2,285,445	0.5%

The following table shows the average balance and the average nominal rate for each short-term borrowing category for the years indicated.

94

	2013		2012		2011
	Average Balance	Average Nominal Interest Rate	Average Balance	Average Nominal Interest Rate	Average Balance	Average Nominal Interest Rate
	(in millions of Ch$, except percentages)
Obligations arising from repurchase agreements	266,883	5.6%	369,338	4.2%	249,174	3.5%
Obligations with the Central Bank	221	6.3%	4,469	5.2%	3,097	6.0%
Loans from domestic financial institutions	33,834	4.6%	6,171	3.7%	24,912	3.0%
Foreign obligations	1,543,337	1.0%	1,578,051	0.8%	1,812,802	1.3%
Total short-term borrowings	1,844,275	1.8%	1,958,029	1.4%	2,089,985	1.6%

The following table presents the maximum month-end balances of our principal sources of short-term borrowings during the years indicated.

	Maximum 2013 Month- End Balance	Maximum 2012 Month- End Balance	Maximum 2011 Month- End Balance
	(in millions of Ch$)
Obligations arising from repurchase agreements	471,486	571,211	544,381
Obligations with the Central Bank	370	766	1,241
Loans from domestic financial institutions	251,600	70,000	244,071
Foreign obligations	1,802,127	1,854,398	2,024,146
Total short-term borrowings	2,525,583	2,496,375	2,813,839

Total Borrowings

	As of December 31, 2013
	Long-term	Short-term	Total
	(in millions of Ch$)
Central Bank credit lines for renegotiations of loans (a)	-	220	220
Obligations under repurchase agreements	-	208,972	208,972
Mortgage finance bonds (b)	6,493	95,174	101,667
Senior bonds (c)	1,603,929	2,586,989	4,190,918
Mortgage bonds(d)	70,339	-	70,339
Subordinated bonds(e)	138,466	697,268	835,734
Borrowings from domestic financial institutions	-	500	500
Foreign borrowings(f)	152,146	1,529,511	1,681,657
Other obligations(g)	101,698	88,083	189,781
Total borrowings	2,073,071	5,206,717	7,279,788

	As of December 31, 2012
	Long-term	Short-term	Total
	(in millions of Ch$)
Central Bank credit lines for renegotiations of loans	-	398	398
Obligations under repurchase agreements	-	304,117	304,117
Mortgage finance bonds	6,863	121,223	128,086
Senior bonds	534,852	3,182,361	3,717,213
Subordinated bonds	16,037	709,953	725,990
Borrowings from domestic financial institutions	-	-	-
Foreign borrowings	164,611	1,272,994	1,437,605
Other obligations	101,335	91,276	192,611
Total borrowings	823,698	5,682,322	6,506,020

	As of December 31, 2011
	Long-term	Short-term	Total
	(in millions of Ch$)
Central Bank credit lines for renegotiations of loans	-	810	810
Obligations under repurchase agreements	-	544,381	544,381
Mortgage finance bonds	152,536	7,707	160,243
Senior bonds	2,851,785	749,340	3,601,125
Subordinated bonds	725,029	136,842	861,871
Borrowings from domestic financial institutions	-	-	-
Foreign borrowings	179,028	1,740,254	1,919,282
Other obligations	120,521	56,078	176,599
Total borrowings	4,028,899	3,235,412	7,264,311

(a) Credit lines for renegotiations of loans

Central Bank borrowings include credit lines for the renegotiations of loans and other Central Bank borrowings. The maturities of the outstanding amounts due are as follows:

	As of December 31, 2013	As of December 31, 2012
	(in millions of Ch$)
Due within 1 year	220	398
Total	220	398

(b) Mortgage finance bonds

These bonds are used to finance mortgage loans. Their principal amounts are amortized on a quarterly basis. The range of maturities of these bonds is between five and twenty years. Loans are indexed to UF and pay a yearly interest rate of 5.21% as of December 31, 2013.

As of December 31, 2013
(in millions of Ch$)
Due within 1 year	6,493
Due after 1 year but within 2 years	9,760
Due after 2 years but within 3 years	8,768
Due after 3 years but within 4 years	9,921
Due after 4 years but within 5 years	12,511
Due after 5 years	54,214
Total mortgage finance bonds	101,667

(c) Senior Bonds

The following table sets forth, at the dates indicated, our issued senior bonds. The bonds are denominated principally in UFs or U.S. dollars, and are principally used to fund assets with similar durations.

	As of December 31,
	2013	2012	2011
	(in millions of Ch$)
Senior Bonds in UF	1,964,905	2,025,105	2,001,713
Senior Bonds in U.S.$	1,658,789	1,269,454	1,268,763

As of December 31,
2013	2012	2011
(in millions of Ch$)

Senior Bonds in CHF	246,284	90,249	119,394
Senior Bonds in Ch$	277,530	293,933	211,255
Senior Bonds in CNY	43,410	38,472	-
Total senior bonds	4,190,918	3,717,213	3,601,125

The maturities of these bonds are as follows:

As of December 31, 2013
(in millions of Ch$)
Due within 1 year	1,603,929
Due after 1 year but within 2 years	674,784
Due after 2 years but within 3 years	338,853
Due after 3 years but within 4 years	321,589
Due after 4 years but within 5 years	154,368
Due after 5 years	1,097,395
Total bonds	4,190,918

In 2013, the Bank placed bonds for UF 13,768,000; Ch$ 32,500,000,000; CHF 300,000,000; and U.S.$ 250,000,000 detailed as follows:

Series	Amount	Term	Issuance rate	Issuance date	Series issued amount	Maturity date
E1 Series	UF 2,742,000	5 years	3.5% per annum simple	02-01-2011	UF 4,000,000	02-01-2016
E2 Series	UF 952,000	7 years	3.0% per annum simple	01-01-2012	UF 4,000,000	07-01-2018
E3 Series	UF 2,244,000	8.5 years	3.5% per annum simple	01-01-2011	UF 4,000,000	07-01-2019
E6 Series	UF 3,720,000	10 years	3.5% per annum simple	04-01-2012	UF 4,000,000	04-01-2022
E9 Series	UF 2,000,000	10 years	3.5% per annum simple	01-01-2013	UF 2,000,000	01-01-2023
FD Series	UF 110,000	5 years	3.0% per annum simple	08-01-2010	UF 110,000	08-01-2015
EC Series	UF 2,000,000	10 years	3.5 % per annum simple	11-28-2013	UF 2,000,000	09-01-2023
Total UF	UF 13,768,000
E4 Series	CLP 7,500,000,000	5 years	6.75 % per annum simple	06-01-2011	CLP 50,000,000,000	06-01-2016
E8 Series	CLP 25,000,000,000	10 years	6.6% per annum simple	11-01-2012	CLP 25,000,000,000	11-01-2022
CLP Total	CLP 32,500,000,000
CHF floating bond	CHF 150,000,000	4 years	Libor (3 months) + 100 bp	03-28-2013	CHF 150,000,000	03-28-2017
CHF Bond	CHF 150,000,000	6 years	1.75% per annum simple	09-26-2013	CHF 150,000,000	09-26-2019
CHF Total	CHF 300,000,000
USD floating bond	USD 250,000,000	5 years	Libor (3 months) + 100 bp	06-07-2013	USD 250,000,000	06-07-2018
USD Total	USD 250,000,000

During 2013, the Bank performed a partial repurchase of bonds for Ch$ 49,245,000,000

(d) Mortgage bonds

These bonds are used to finance mortgage loans with certain characteristics such as loan-to-value ratios below 80% and a debt servicing ratio of the client lower than 20%. All outstanding mortgage bonds are UF denominated.

The maturities of our mortgage bonds are as follows:

As of December 31,
	2013 Ch$mn	2012 Ch$mn
Due within 1 year	-	-
Due after 1 year but within 2 years	-	-
Due after 2 year but within 3 years	-	-
Due after 3 year but within 4 years	-	-
Due after 4 year but within 5 years	-	-
Due after 5 years	70,339	-
Total senior bonds	70,339	-

In 2013, the Bank issued bonds for UF 3,000,000, detailed as follows:

Series	Amount	Term	Issuance rate	Issuance date	Series issued amount	Maturity date
BH	UF 3,000,000	15 years	3.2% per annum simple	07-31-2013	UF 3,000,000	07-31-2028
Total UF	UF 3,000,000

(e) Subordinated bonds

The following table sets forth, at the dates indicated, the balances of our subordinated bonds. The following table sets forth, at the dates indicated, our issued subordinated bonds. The bonds are denominated principally in UFs or U.S. dollars, and are principally used to fund the Bank’s mortgage portfolio and are considered to be a part of our regulatory capital.

	As of December 31,
	2013	2012	2011
	(in millions of Ch$)
Subordinated bonds denominated in U.S.$	139,802	174,285	316,169
Subordinated bonds linked to the UF	695,932	551,705	545,702
Total subordinated bonds	835,734	725,990	861,871

The maturities of these bonds, which are considered long-term, are as follows.

As of December 31, 2013
(in millions of Ch$)
Due within 1 year	138,466
Due after 1 year but within 2 years	14,039
Due after 2 years but within 3 years	4,140
Due after 3 years but within 4 years	-
Due after 4 years but within 5 years	-
Due after 5 years	679,089
Total subordinated bonds	835,734

During 2013, the Bank issued subordinated bonds in an aggregate principal amount of UF 5,900,000. The following chart shows details related to subordinated bond issuances:

Series	Amount	Term	Issuance rate	Issuance date	Series issued amount	Maturity date
G5 Series	UF 1,900,000	20 years	3.9 % per annum simple	04-05-2011	UF 4,000,000	04-01-2031
H1 Series	UF 4,000,000	30 years	3.9 % per annum simple	11-04-2011	UF 4,000,000	04-01-2041
Total	UF 5,900,000

(f) Foreign borrowings

These are short-term and long-term borrowings from foreign banks used to fund our foreign trade business. The maturities of these borrowings are as follows.

As of December 31, 2013
(in millions of Ch$)
Due within 1 year	1,529,511
Due after 1 year but within 2 years	152,146
Due after 2 years but within 3 years	-
Due after 3 years but within 4 years	-
Due after 5 years	-
Total loans from foreign financial institutions	1,681,657

(f) Other obligations

Other obligations are summarized as follows:

As of December 31, 2013
MCh$
Long term obligations
Due after 1 years but within 2 years	3,389
Due after 2 years but within 3 years	2,389
Due after 3 years but within 4 years	3,045
Due after 4 years but within 5 years	20,862
Due after 5 years	58,398
Long-term financial obligations subtotals	88,083

Short term obligations:
Amounts due to credit card operators	97,027
Acceptance of letters of credit	741
Other long-term financial obligations, short-term portion	3,930
Short-term financial obligations subtotals	101,698

Other financial obligations totals	189,781

Other Off-Balance Sheet Arrangements and Commitments

In the ordinary course of our business, we are party to transactions with off-balance sheet risk in the normal course of our business. These transactions expose us to credit risk in addition to amounts recognized in the consolidated financial statements. The most important off-balance sheet item is contingent loans. Contingent loans consist of guarantees granted by us in Ch$, UF and foreign currencies (principally U.S.$), unused letters of credit and commitments to extend credit such as overdraft protection and credit card lines of credit. Such commitments are agreements to lend to a customer at a future date, subject to the customer compliance with the contractual terms. Since a substantial portion of these commitments is expected to expire without being drawn upon, the total amount of commitments does not necessarily represent our actual future cash requirements. We use the same credit policies in making commitments to extend credit as we do for granting loans. In the opinion of our management, our outstanding commitments do not represent an unusual credit risk.

The following table presents the Bank’s outstanding contingent loans as of December 31, 2013, 2012 and 2011:

	As of December 31,
	2013	2012	2011
	(in millions of Ch$)
Issued and documented letters of credit	218,032	199,420	184,649
Confirmed foreign letters of credit	127,600	113,878	52,889
Documented guarantees	1,212,799	1,046,114	920,986
Other guarantees	181,416	139,059	147,081
Subtotals	1,739,847	1,498,471	1,305,605
Lines of credit with immediate availability	5,141,831	4,933,335	4,673,525
Other irrevocable obligation	47,376	63,828	95,150
Totals	6,929,054	6,495,634	6,074,280

Asset and Liability Management

Please refer to “Item 11. Quantitative and Qualitative Disclosures about Market Risk” for information regarding our policies with respect to asset and liability management.

Capital Expenditures

The following table reflects capital expenditures in each of the three years ended December 31, 2013, 2012 and 2011:

	Year Ended December 31,
	2013	2012	2011
	(in millions of Ch$)
Land and Buildings	17,470	17,177	8,326
Machinery, Systems and Equipment	20,171	14,570	8,503
Furniture, Vehicles, Other(1)	3,148	4,991	9,860
Total	40,789	36,738	26,689

(1)	Includes assets ceded under operating leases.

The increase in capital expenditures in 2013 was mainly due to higher investments in IT hardware and software, and to refurbish branches as we launched the Santander Select branch model and we also closed or transformed 16 Santander Banefe branches.

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

The following tables show, by currency of denomination, average balances and, where applicable, interest amounts and real rates for our assets and liabilities for the years ended December 31, 2013, 2012 and 2011.

	Year ended December 31,
	2013				2012				2011
	Average Balance	Interest Earned	Average Real Rate	Average Nominal Rate	Average Balance	Interest Earned	Average Real Rate	Average Nominal Rate	Average Balance	Interest Earned	Average Real Rate	Average Nominal Rate
	(in millions of Ch$, except for rate data)
ASSETS
Interest-earning assets
Deposits in Central Bank
Ch$	246,757	4,092	(0.7%)	1.7%	528,682	18,346	2.0%	3.5%	497,897	16,005	(1.2%)	3.2%
UF	–	–	–%	–%	–	–	–%	–%	–	–	–%	–%
Foreign currencies	–	–	–%	–%	–	–	–%	–%	–	–	–%	–%
Subtotal	246,757	4,092	(0.7%)	1.7%	528,682	18,346	2.0%	3.5%	497,897	16,005	(1.2%)	3.2%
Financial investments
Ch$	1,067,737	68,060	3.9%	6.4%	1,593,870	82,257	3.6%	5.2%	1,704,483	71,129	(0.3%)	4.2%
UF	434,485	14,945	1.0%	3.4%	132,209	10,961	6.7%	8.3%	220,986	21,971	5.3%	9.9%
Foreign currencies	523,584	2,013	7.4%	0.4%	593,645	636	(9.5%)	0.1%	854,965	(25,201)	3.5%	(2.9%)
Subtotal	2,025,806	85,018	4.2%	4.2%	2,319,724	93,854	0.4%	4.0%	2,780,434	67,899	1.3%	2.5%
Commercial Loans
Ch$	5,474,890	496,055	6.5%	9.1%	4,874,036	559,194	9.8%	11.5%	4,491,613	409,074	4.5%	9.2%
UF	3,689,570	250,748	4.3%	6.8%	3,746,119	261,493	5.4%	7.0%	3,268,257	272,236	3.7%	8.4%
Foreign currencies	2,645,594	57,157	9.3%	2.2%	1,907,824	53,175	(7.0%)	2.8%	1,662,095	44,586	9.5%	2.7%
Subtotal	11,810,054	803,960	6.4%	6.8%	10,527,979	873,862	5.2%	8.3%	9,421,965	725,896	5.1%	7.8%
Consumer loans
Ch$	3,196,286	607,136	16.2%	19.0%	2,735,628	525,209	17.4%	19.2%	2,526,772	539,961	16.2%	21.4%
UF	100,042	9,951	7.4%	9.9%	120,620	11,570	8.0%	9.6%	96,286	9,722	5.4%	10.1%
Foreign currencies	22,187	1	7.0%	–%	16,009	–	(9.6%)	-%	14,374	–	6.6%	–%
Subtotal	3,318,515	617,088	15.9%	18.6%	2,872,257	536,779	16.9%	18.7%	2,637,432	549,683	15.8%	20.9%
Mortgage loans
Ch$	31,403	2,267	4.7%	7.2%	28,170	2,236	6.4%	7.9%	27,811	2,626	4.8%	9.4%
UF	5,554,152	356,304	4.0%	6.4%	5,157,859	363,496	5.5%	7.0%	4,800,402	397,408	3.7%	8.3%
Foreign currencies	–	–	–%	–%	–	–	-%	-%	–	–	–%	–%
Subtotal	5,585,555	358,571	4.0%	6.4%	5,186,029	365,732	5.5%	7.2%	4,828,213	400,034	3.7%	8.3%
Interbank Loans
Ch$	5,102	195	1.4%	3.8%	214	–	(1.5%)	-%	73,505	3,486	0.3%	4.7%
UF	–	–	–%	–%	–	–	-%	-%	–	–	–%	–%
Foreign currencies	3	–	7.0%	–%	129,581	790	(9.0%)	0.6%	5,206	–	6.6%	–%
Subtotal	5,105	195	1.4	3.8%	129,795	790	(9.0%)	0.6%	78,711	3,486	0.7%	4.4%
Investments under agreements to resell
Ch$	31,446	2,050	4.1%	6.5%	2,580	163	4.8%	6.3%	23,993	3,678	10.4%	15.3%
UF	90	5	3.1%	5.6%	17,900	1,074	4.4%	6.0%	35,009	1,949	1.1%	5.6%
Foreign currencies	–	–	–%	–%	–	–	-%	-%	–	–	–%	–%
Subtotal	31,536	2,055	4.1%	6.5%	20,480	1,237	4.5%	6.0%	59,002	5,627	4.9%	9.5%
Threshold
Ch$	–	–	–%	–%	2	-	(1.5%)	-%	–	–	–%	–%
UF	–	–	–%	–%	-	-	-%	-%	–	–	–%	–%
Foreign currencies	244,407	225	7.1%	0.1%	35,142	353	(8.7%)	1.0%	51,385	105	6.8%	0.2%
Subtotal	244,407	225	7.1%	0.1%	35,144	353	(8.7%)	1.0%	51,385	105	6.8%	0.2%
Total interest-earning assets
Ch$	10,053,621	1,179,855	9.1%	11.7%	9,763,182	1,187,405	10.5%	12.2%	9,346,074	1,045,959	6.5%	11.2%
UF	9,778,339	631,953	4.0%	6.5%	9,174,707	648,594	5.5%	7.1%	8,420,940	703,286	3.7%	8.4%
Foreign currencies	3,435,775	59,396	8.8%	1.7%	2,682,201	54,954	(7.7%)	2.0%	2,588,025	19,490	7.4%	0.8%
Subtotal	23,267,735	1,871,204	6.9%	8.0%	21,620,090	1,890,353	6.1%	8.8%	20,355,039	1,768,735	5.5%	8.7%

	Year ended December 31,
	2013				2012				2011
	Average Balance	Interest Earned	Average Real Rate	Average Nominal Rate	Average Balance	Interest Earned	Average Real Rate	Average Nominal Rate	Average Balance	Interest Earned	Average Real Rate	Average Nominal Rate
	(in millions of Ch$, except for rate data)
ASSETS
Non-interest earning assets
Cash
Ch$	678,021		–	–	544,044	–	–	–	448,889	–	–	–
UF	–		–	–	–	–	–	–	–	–	–	–
Foreign currencies	74,779		–	–	17,304	–	–	–	16,275	–	–	–
Subtotal	752,800		–	–	561,348	–	–	–	465,164	–	–	–
Allowance for loan losses
Ch$	(625,960)		–	–	(582,581)	–	–	–	(535,656)	–	–	–
UF	–		–	–	–	–	–	–	–	–	–	–
Foreign currencies	–		–	–	–	–	–	–	–	–	–	–
Subtotal	(625,960)		–	–	(582,581)	–	–	–	(535,656)	–	–	–
Property, plant and equipment
Ch$	131,372		–	–	174,948	–	–	–	159,813	–	–	–
UF	–		–	–	–	–	–	–	40	–	–	–
Foreign currencies	–		–	–	–	–	–	–	–	–	–	–
Subtotal	131,372		–	–	174,948	–	–	–	159,853	–	–	–
Derivatives									–
Ch$	1,686,654		–	–	1,334,464	–	–	–	1,824,381	–	–	–
UF	–		–	–	–	–	–	–	(178,373)	–	–	–
Foreign currencies	2,459		–	–	(26,517)	–	–	–	(39,820)	–	–	–
Subtotal	1,689,113		–	–	1,307,847	–	–	–	1,606,188	–	–	–
Financial investments trading(1)
Ch$	215,003		–	–	185,018	–	–	–	203,886	–	–	–
UF	166,124		–	–	257,719	–	–	–	436,435	–	–	–
Foreign currencies	86		–	–	4	–	–	–	9,791	–	–	–
Subtotal	381,213		–	–	442,741	–	–	–	650,112	–	–	–
Other assets
Ch$	952,902		–	–	975,585	–	–	–	979,549	–	–	–
UF	64,511		–	–	69,937	–	–	–	100,291	–	–	–
Foreign currencies	424,305		–	–	526,419	–	–	–	353,179	–	–	–
Subtotal	1,441,718		–	–	1,571,941	–	–	–	1,433,019	–	–	–
Total noninterest earning assets
Ch$	3,037,992		–	–	2,631,478	–	–	–	3,080,862	–	–	–
UF	230,635		–	–	327,656	–	–	–	358,393	–	–	–
Foreign currencies	501,629		–	–	517,210	–	–	–	339,425	–	–	–
Total	3,770,256		–	–	3,476,344	–	–	–	3,778,680	–	–	–
TOTAL ASSETS
Ch$	13,091,613	1,179,855	–	–	12,394,660	1,187,405	–	–	12,426,936	1,045,959	–	–
UF	10,008,974	631,953	–	–	9,502,363	648,594	–	–	8,779,333	703,286	–	–
Foreign currencies	3,931,404	59,396	–	–	3,199,411	54,954	–	–	2,927,450	19,490	–	–
Total	27,037,991	1,871,204			25,096,434	1,890,953			24,133,719	1,768,735	–	–

	Year ended December 31,
	2013				2012				2011
	Average Balance	Interest Paid	Average Real Rate	Average Nominal Rate	Average Balance	Interest Paid	Average Real Rate	Average Nominal Rate	Average Balance	Interest Paid	Average Real Rate	Average Nominal Rate
	(in millions of Ch$, except for rate data)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Interest-bearing liabilities
Savings accounts
Ch$	1,105	3	(2.0%)	0.3%	1,015	2	(1.3%)	0.2%	1,092	3	(4.0%)	0.3%
UF	102,655	1,906	(0.5%)	1.9%	101,405	2,537	1.0%	2.5%	101,993	3,712	(0.8%)	3.6%
Foreign currencies	–	–	–%	–%	–	–	-%	-%	–	–	-%	-%
Subtotal	103,760	1,909	(0.5%)	1.9%	102,420	2,539	1.0%	2.5%	103,085	3,715	0.8%	3.6%
Time deposits
Ch$	7,148,978	386,545	3.0%	5.4%	6,383,384	384,895	4.5%	6.0%	5,187,931	288,282	1.1%	5.6%
UF	819,695	57,379	4.5%	7.0%	1,430,807	109,163	6.0%	7.6%	2,086,118	143,899	2.4%	6.9%
Foreign currencies	1,980,728	6,061	7.3%	0.3%	1,845,624	9,048	(9.1%)	0.5%	1,833,670	13,392	7.4%	0.7%
Subtotal	9,949,401	449,985	4.0%	4.5%	9,659,815	503,106	2.1%	5.2%	9,107,719	445,573	2.7%	4.9%
Central Bank borrowings
Ch$	–	–	–%	–%	4,070	218	3.8%	5.4%	2,094	177	3.8%	8.5%
UF	221	14	3.9%	6.3%	399	14	2.0%	3.5%	1,003	8	(3.5%)	0.8%
Foreign currencies	–	–	–%	–%	–	–	-%	-%	–	–	–%	–%
Subtotal	221	14	3.9%	6.3%	4,469	232	3.6%	5.2%	3,097	185	1.4%	6.0%
Repurchase agreements
Ch$	258,971	15,089	3.4%	5.8%	360,538	15,326	2.7%	4.3%	214,930	7,922	(0.7%)	3.7%
UF	–	–	–%	–%	–	–	–%	–%	18,564	808	(0.1%)	4.4%
Foreign currencies	7,912	9	7.1%	0.1%	8,800	73	(8.8%)	0.8%	15,680	31	6.8%	0.2%
Subtotal	266,883	15,098	3.5%	5.6%	369,338	15,399	2.4%	4.2%	249,174	8,761	(0.2%)	3.5%
Mortgage finance bonds
Ch$	–	–	–%	–%	–	–	-%	-%	–	–	–%	–%
UF	102,778	8,235	5.5%	8.0%	131,070	11,254	7.0%	8.6%	174,224	16,027	4.6%	9.2%
Foreign currencies	–	–	–%	–%	–	–	-%	-%	–	–	–%	–%
Subtotal	102,778	8,235	5.5%	8.0%	131,070	11,254	7.0%	8.6%	174,224	16,027	4.6%	9.2%
Other interest-bearing liabilities
Ch$	393,354	62,642	13.2%	15.9%	395,033	39,171	8.3%	9.9%	344,561	64,171	13.6%	18.6%
UF	2,654,931	150,770	3.2%	5.7%	2,570,059	157,727	4.6%	6.1%	2,427,992	223,895	4.6%	9.2%
Foreign currencies	3,802,668	105,789	10.0%	2.8%	2,962,081	118,791	(5.9%)	4.0%	3,355,499	34,108	7.7%	1.0%
Subtotal	6,850,953	319,201	7.5%	4.7%	5,927,893	315,689	(0.4%)	5.3%	6,128,052	322,174	6.8%	5.2%
Total interest-bearing liabilities
Ch$	7,802,408	464,279	3.5%	6.0%	7,144,040	439,612	4.6%	6.2%	5,750,608	360,555	1.8%	6.3%
UF	3,680,280	218,304	3.5%	5.9%	4,233,740	280,695	5.1%	6.6%	4,809,894	388,349	3.5%	8.1%
Foreign currencies	5,791,308	111,859	9.1%	1.9%	4,817,225	127,912	(7.2%)	2.7%	5,204,849	47,531	7.6%	0.9%
Total	17,273,996	794,442	5.4%	4.6%	16,195,005	848,219	1.2%	5.3%	15,765,351	796,435	4.2%	5.1%

	Year ended December 31,
	2013				2012				2011
	Average Balance	Interest Paid	Average Real Rate	Average Nominal Rate	Average Balance	Interest Paid	Average Real Rate	Average Nominal Rate	Average Balance	Interest Paid	Average Real Rate	Average Nominal Rate
	(in millions of Ch$, except for rate data)
NON-INTEREST-BEARING LIABILITIES
Non-interest bearing demand deposits
Ch$	4,520,789	–	–	–	4,150,121	–	–	–	3,546,165	–	–	–
UF	32,787	–	–	–	23,047	–	–	–	17,115	–	–	–
Foreign currencies	67,273	–	–	–	4,264	–	–	–	12,264	–	–	–
Subtotal	4,620,849	–	–	–	4,177,432	–	–	–	3,575,544	–	–	–
Derivatives
Ch$	1,466,096	–	–	–	1,140,913	–	–	–	1,389,878	–	–	–
UF	–	–	–	–	–	–	–	–	35,145	–	–	–
Foreign currencies	1,627	–	–	–	256	–	–	–	32,615	–	–	–
Subtotal	1,467,723	–	–	–	1,141,169	–	–	–	1,457,638	–	–	–
Other non-interest-bearing liabilities
Ch$	615,977	–	–	–	621,920	–	–	–	637,053	–	–	–
UF	247,400	–	–	–	204,532	–	–	–	279,367	–	–	–
Foreign currencies	462,598	–	–	–	568,660	–	–	–	424,279	–	–	–
Subtotal	1,325,975	–	–	–	1,395,112	–	–	–	1,340,699	–	–	–
Shareholders’ Equity
Ch$	2,349,448	–	–	–	2,187,716	–	–	–	1,994,487	–	–	–
UF	–	–	–	–	–	–	–	–	–	–	–	–
Foreign currencies	–	–	–	–	–	–	–	–	–	–	–	–
Subtotal	2,349,448	–	–	–	2,187,716	–	–	–	1,994,487	–	–	–
Total non-interest-bearing liabilities and shareholder’s equity
Ch$	8,952,310	–	–	–	8,100,670	–	–	–	7,567,583	–	–	–
UF	280,187	–	–	–	227,579	–	–	–	331,627	–	–	–
Foreign currencies	531,498	–	–	–	573,180	–	–	–	469,158	–	–	–
Subtotal	9,763,995	–	–	–	8,901,429	–	–	–	8,368,368	–	–	–
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY
Ch$	16,754,718	464,279	–	–	15,244,710	439,612	–	–	13,318,191	360,555	–	–
UF	3,960,467	218,304	–	–	4,461,319	280,695	–	–	5,141,521	388,349	–	–
Foreign currencies	6,322,806	111,859	–	–	5,390,405	127,912	–	–	5,674,007	47,531	–	–
Total	27,037,991	794,442	–	–	25,096,434	848,219	–	–	24,133,719	796,435	–	–

Changes in Net Interest Revenue and Interest Expense: Volume and Rate Analysis

The following table allocates, by currency of denomination, changes in our net interest revenue and interest expense between changes in the average volume of interest-earning assets and interest-bearing liabilities and changes in their respective nominal interest rates for 2013 compared to 2012 and 2012 compared to 2011. Volume and rate variances have been calculated based on movements in average balances over the period and changes in nominal interest rates on average interest-earning assets and average interest-bearing liabilities.

	Increase (Decrease) from 2012 to 2013 Due to Changes in				Increase (Decrease) from 2011 to 2012 Due to Changes in
	Volume	Rate	Rate and Volume	Net Change from 2012 to 2013	Volume	Rate	Rate and Volume	Net Change from 2011 to 2012
ASSETS
Interest-earning assets
Deposits in Central Bank
Ch$	(9,867)	(9,516)	5,129	(14,254)	937	1,369	35	2,341
UF	–	–	–	–	–	–	–	–
Foreign currencies	–	–	–	–	–	–	–	–
Total	(9,867)	(9,516)	5,129	(14,254)	937	1,369	35	2,341
Financial investments
Ch$	(27,359)	19,126	(5,964)	(14,197)	(4,824)	17,296	(1,344)	11,128
UF	25,089	(6,478)	(14,627)	3,984	(8,824)	(3,571)	1,385	(11,010)
Foreign currencies	(70)	1,781	(334)	1,377	7,717	26,070	(7,950)	25,837
Total	(2,340)	14,429	(20,925)	(8,836)	(5,931)	39,795	(7,909)	25,955
Commercial loans
Ch$	69,098	(116,977)	(15,260)	(63,139)	39,470	98,926	11,724	150,120
UF	(3,958)	(7,492)	705	(10,745)	40,661	(45,235)	(6,169)	(10,743)
Foreign currencies	20,658	(11,447)	(5,229)	3,982	6,650	1,677	262	8,589
Total	85,798	(135,916)	(19,784)	(69,902)	86,781	55,368	5,817	147,966
Consumer loans
Ch$	88,446	(5,471)	(1,048)	81,927	44,621	(54,832)	(4,541)	(14,752)
UF	(1,975)	362	(6)	(1,619)	2,454	(482)	(124)	1,848
Foreign currencies	–	–	1	1	–	–	–	–
Total	86,471	(5,109)	(1,053)	80,309	47,075	(55,314)	(4,665)	(12,904)
Mortgage loans
Ch$	255	(197)	(27)	31	33	(418)	(5)	(390)
UF	27,741	(32,555)	(2,378)	(7,192)	30,826	(61,248)	(3,490)	(33,912)
Foreign currencies	–	–	–	–	–	–	–	–
Total	27,996	(32,752)	(2,405)	(7,161)	30,859	(61,666)	(3,495)	(34,302)
Interbank loans
Ch$	–	8	187	195	(3,476)	(3,486)	3,476	(3,486)
UF	–	–	–	–	–	–	–	–
Foreign currencies	(777)	(777)	764	(790)	4	35	751	790
Total	(777)	(769)	951	(595)	(3,472)	(3,451)	4,227	(2,696)
Investments under agreements to resell
Ch$	1,819	5	63	1,887	(3,278)	(2,161)	1,924	(3,515)
UF	(1,069)	(72)	72	(1,069)	(954)	144	(65)	(875)
Foreign currencies	–	–	–	–	–	–	–	–
Total	750	(67)	135	818	(4,232)	(2,017)	1,859	(4,390)
Threshold
Ch$	–	–	–	–	–	–	–	–
UF	–	–	–	–	–	–	–	–
Foreign currencies	2,093	(316)	1,905	(128)	(33)	411	(130)	248
Total	2,093	(316)	1,905	(128)	(33)	411	(130)	248
Total interest-earning assets
Ch$	122,392	(113,022)	(16,920)	(7,550)	73,483	56,694	11,268	141,446
UF	45,828	(46,235)	(16,234)	(16,641)	64,163	(110,392)	(8,463)	(54,692)
Foreign currencies	21,904	(10,759)	(6,703)	4,442	14,338	28,193	(7,067)	35,464
Total	190,124	(170,016)	(39,857)	(19,749)	151,984	(25,505)	(4,262)	122,218

	Increase (Decrease) from 2012 to 2013 Due to Changes in				Increase (Decrease) from 2011 to 2012 Due to Changes in
	Volume	Rate	Rate and Volume	Net Change from 2012 to 2013	Volume	Rate	Rate and Volume	Net Change from 2011 to 2012
LIABILITIES
Interest-bearing liabilities
Savings accounts
Ch$	–	1	–	1	–	(1)	–	(1)
UF	31	(608)	(54)	(631)	(34)	(1,135)	(6)	(1,175)
Foreign currencies	–	–	–	–	–	–	–	–
Total	31	(607)	(54)	(630)	(34)	(1,136)	(6)	(1,176)
Time deposits
Ch$	45,936	(38,300)	(5,986)	1,650	68,323	22,130	6,160	96,613
UF	(46,445)	(8,585)	3,246	(51,784)	(45,061)	14,758	(4,433)	(34,736)
Foreign currencies	676	(3,691)	28	(2,987)	(162)	(3,913)	(269)	(4,344)
Total	167	(50,576)	(2,712)	(53,121)	23,100	32,975	1,458	57,533
Central Bank borrowings
Ch$	(220)	(220)	222	(218)	167	(65)	(61)	41
UF	(6)	11	(5)	–	(5)	27	(16)	6
Foreign currencies	–	–	–	–	–	–	–	–
Total	(226)	(209)	217	(218)	162	(38)	(77)	47
Repurchase agreements
Ch$	(4,367)	5,408	(1,278)	(237)	5,338	1,241	825	7,404
UF	–	–	–	–	(814)	(814)	820	(808)
Foreign currencies	(7)	(62)	5	(64)	(13)	95	(40)	42
Total	(4,374)	5,346	(1,273)	(301)	4,511	522	1,605	6,638
Mortgage finance bonds
Ch$	–	–	–	–	–	–	–	–
UF	(2,433)	(786)	200	(3,019)	(3,976)	(1,051)	254	(4,773)
Foreign currencies	–	–	–	–	–	–	–	–
Total	(2,433)	(786)	200	(3,019)	(3,976)	(1,051)	254	(4,773)
Other interest-bearing liabilities
Ch$	(166)	23,702	(65)	23,471	9,381	(29,984)	(4,397)	(25,000)
UF	5,177	(10,280)	(1,854)	(6,957)	13,215	(75,123)	(4,260)	(66,168)
Foreign currencies	33,595	(35,554)	(11,043)	(13,002)	(4,018)	100,574	(11,873)	84,683
Total	38,606	(22,132)	(12,962)	3,512	18,578	(4,533)	(20,530)	(6,485)
Total interest-bearing liabilities
Ch$	41,183	(9,409)	(7,107)	24,667	83,209	(6,679)	2,527	79,057
UF	(43,676)	(20,248)	1,533	(62,391)	(36,675)	(63,338)	(7,641)	(107,654)
Foreign currencies	34,264	(39,307)	(11,010)	(16,053)	(4,193)	96,756	(12,182)	80,381
Total	31,771	(68,964)	(16,584)	(53,777)	42,341	26,739	(17,296)	51,784

Interest-Earning Assets: Net Interest Margin

The following table analyzes, by currency of denomination, the levels of average interest-earning assets and net interest earned by Santander-Chile, and illustrates the comparative net interest margins obtained, for each of the years indicated in the table.

	Year ended December 31,
	2013	2012	2011
	(in millions of Ch$)
Total average interest-earning assets
Ch$	10,053,621	9,763,182	9,346,074
UF	9,778,339	9,174,707	8,420,940
Foreign currencies	3,435,775	2,682,201	2,588,025
Total	23,267,735	21,620,090	20,355,039
Net interest earned (1)
Ch$	715,576	747,793	685,404
UF	413,649	367,899	314,937
Foreign currencies	(52,463)	(72,958)	(28,041)
Total	1,076,762	1,042,734	972,300
Net interest margin (2)
Ch$	7.12%	7.66%	7.33%
UF	4.23%	4.01%	3.74%
Foreign currencies	(1.53)%	(2.72%)	(1.08%)
Total	4.63%	4.82%	4.78%

(1)	Net interest earned is defined as interest revenue earned less interest expense incurred.

(2)	Net interest margin is defined as net interest earned divided by total average interest-earning assets.

Return on Equity and Assets; Dividend Payout

The following table presents certain information and selected financial ratios for Santander-Chile for the years indicated.

	Year ended December 31,
Ch$ million	2013	2012	2011
Net income	444,429	361,433	407,122
Net income attributable to shareholders	442,294	356,808	402,191
Average total assets	27,037,991	25,096,434	24,133,719
Average equity	2,349,448	2,187,716	1,994,487
Net income as a percentage of:
Average total assets	1.6%	1.4%	1.7%
Average equity	18.9%	16.5%	20.4%
Average equity as a percentage of:
Average total assets	8.7%	8.7%	8.3%
Cash dividend (1)	265,156	232,780	261,051
Dividend payout ratio, based on net income attributable to shareholders (1)	60.0%	65.2%	64.9%

(1)	Cash dividend for 2013 represents cash dividend approved by shareholders on April 22, 2014.

The following table presents dividends declared and paid by us in nominal terms in the following years:

Year	Dividend Ch$ mn (1)	Per share Ch$/share (2)	Per ADR Ch$/ADR (3)	% over earnings (4)	% over earnings (5)
2010	258,752	1.37	1,426.6	60	60
2011	286,294	1.52	1,578.5	60	57
2012	261,051	1.39	1,439.1	60	65
2013	232,780	1.24	494.1	60	65
2014(6)	265,156	1.41	562.8	60	60

(1)	Millions of nominal pesos.

(2)	Calculated on the basis of 188,446 million shares.

(3)	Calculated on the basis of 1,039 shares per ADS for the periods from 2009-2012. In 2013, it is calculated on the basis of 400 shares per ADS.

(4)	Calculated by dividing dividend paid in the year by net income attributable to shareholders for the previous year under Chilean GAAP.

(5)	Calculated by dividing dividend paid in the year by net income attributable to shareholders for the previous year under IFRS.

(6)	Dividend proposed by the Board for shareholders’ approval on April 22, 2014.

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

	As of December 31,
	2013	2012	2011	2010	2009
	(in millions of Ch$)
Commercial Loans:
Commercial loans	7,797,682	7,316,417	6,602,372	6,107,117	5,489,595
Foreign trade loans	1,840,334	1,270,423	1,042,024	783,552	636,328
Checking account debtors	279,657	205,355	132,383	67,956	92,911
Factoring transactions	316,114	322,242	188,630	206,140	130,272
Leasing transactions	1,349,814	1,277,555	1,237,675	1,122,916	964,698
Other loans and accounts receivable	118,651	97,029	84,501	17,948	10,958
Subtotal	11,702,252	10,489,021	9,287,585	8,305,629	7,324,762

Mortgage loans:
Mortgage mutual loans	71,833	46,105	71,878	184,364	175,592
Mortgage finance bond backed loans	72,297	92,204	113,858	138,094	199,139
Other mortgage mutual loans	5,481,682	5,133,272	4,929,927	4,328,679	3,784,322
Subtotal	5,625,812	5,271,581	5,115,663	4,651,137	4,159,053

Consumer loans:
Installment consumer loans	2,168,121	1,857,657	1,808,594	1,604,603	1,378,044
Credit card loans	1,235,881	1,054,473	920,852	794,216	586,937
Consumer leasing contracts	3,451	3,688	3,727	3,735	3,835
Other consumer loans	199,795	199,659	210,673	298,236	275,233
Subtotal	3,607,248	3,115,477	2,943,846	2,700,790	2,244,049

Subtotal Loans to customers	20,935,312	18,876,079	17,347,094	15,657,556	13,727,864

Interbank loans	125,449	90,573	87,688	69,726	23,412

Total	21,060,761	18,966,652	17,434,782	15,727,282	13,751,276

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

Checking account debtors mainly include mortgage loans (fixed and variable rate) that are inflation-indexed long-term loans with monthly payments of principal and interest secured by a real property mortgage. These loans can be endorsed to a third party.

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

Non-client loans

Interbank loans are fixed rate, short-term loans to financial institutions that operate in Chile.

Maturity and Interest Rate Sensitivity of Loans

The following table sets forth an analysis by type and time remaining to maturity of our loans as of December 31, 2013.

	Due in 1 year or less	Due after 1 year through 5 years	Due after 5 years	Total balance as of December 31, 2013
	(in millions of Ch$)
General commercial loans	4,290,789	2,792,230	1,527,835	8,610,854
Foreign trade loans	1,550,121	147,847	45,042	1,743,010
Leasing contracts	318,102	654,147	369,706	1,341,955
Other outstanding loans	6,433	-	-	6,433
Subtotal commercial loans	6,165,445	3,594,224	1,942,583	11,702,252
Residential loans backed by mortgage bonds	22,637	45,598	23,149	91,384
Other residential mortgage loans	311,030	1,025,141	4,198,257	5,534,428
Subtotal residential mortgage loans	333,667	1,070,739	4,221,406	5,625,812
Consumer loans	1,757,349	1,702,907	146,992	3,607,248
Subtotal	8,256,461	6,367,870	6,310,981	20,935,312
Interbank loans	125,449	-	-	125,449
Total loans	8,381,910	6,367,870	6,310,981	21,060,761

The following tables present the interest rate sensitivity of outstanding loans due after one year as of December 31, 2013. See also “Item 5. Operating and Financial Review and Prospects –C. Operating Results—Interest Rates.”

As of December 31, 2013
(in millions of Ch$)
Variable Rate
Ch$	5,878
UF	1,341,420
Foreign currencies	-
Subtotal	1,347,298
Fixed Rate
Ch$	3,819,734
UF	6,823,025
Foreign currencies	688,794
Subtotal	11,331,553
Total	12,678,851

Loans by Economic Activity

The following table sets forth, at the dates indicated, an analysis of our client loan portfolio based on the borrower’s principal economic activity and geographic distribution. Loans to individuals for business purposes are allocated to their economic activity.

	Domestic loans (*) as of December 31,					Foreign loans (**) as of December 31,
	2013	2012	2011	2010	2009	2013	2012	2011	2010	2009
	(in millions of Ch$)					(in millions of Ch$)
Commercial loans
Manufacturing	1,216,914	1,014,777	834,011	838,324	640,395	–	–	–	–	–
Mining	464,865	292,217	266,442	106,119	67,057	–	–	–	–	–
Electricity, gas and water	222,110	337,269	221,039	149,907	144,386	–	–	–	–	–
Agriculture and livestock	806,092	770,558	760,527	679,159	610,909	–	–	–	–	–
Forestry	183,716	120,002	89,353	84,375	71,085	–	–	–	–	–
Fishing	265,917	188,803	144,162	133,930	127,025	–	–	–	–	–
Transport	721,931	511,407	473,414	449,508	362,508	–	–	–	–	–
Communications	249,499	179,544	252,528	214,881	164,077	–	–	–	–	–
Construction	1,337,791	1,130,194	980,797	839,316	817,293	–	–	–	–	–
Commerce	2,578,979	2,396,428	1,916,400	1,732,800	1,650,903	125,383	90,546	87,041	69,709	23,409
Services	447,861	400,716	384,061	358,314	288,256	–	–	–	–	–
Other	3,206,643	3,147,133	2,965,498	2,719,013	2,380,871	–	–	–	–	–
Subtotals	11,702,318	10,489,048	9,288,232	8,305,646	7,324,765	125,383	90,546	87,041	69,709	23,409
Mortgage loans	5,625,812	5,271,581	5,115,663	4,651,137	4,159,053	–	–	–	–	–
Consumer loans	3,607,248	3,115,477	2,943,846	2,700,790	2,244,049	–	–	–	–	–
Total	20,935,378	18,876,106	17,347,741	15,657,573	13,727,867	125,383	90,546	87,041	69,709	23,409

(*)	Domestic loans are loans to individuals and companies domiciled in Chile. As of December 31, 2013, these include domestic interbank loans for Ch$66 million (Ch$27 million as of December 31, 2012).

(**)	Includes foreign interbank loans for Ch$125,383 million as of December 31, 2013 (Ch$90,546 million as of December 31, 2012).

	Total loans as of December 31,					% of total loans as of December 31,
	2013	2012	2011	2010	2009	2013	2012	2011	2010	2009
	(in millions of Ch$)					(in millions of Ch$)
Commercial loans
Manufacturing	1,216,914	1,014,777	834,011	838,324	640,395	5.78%	5.35%	4.78%	5.33%	4.66%
Mining	464,865	292,217	266,442	106,119	67,057	2.21%	1.54%	1.53%	0.67%	0.49%
Electricity, gas and water	222,110	337,269	221,039	149,907	144,386	1.05%	1.78%	1.27%	0.95%	1.05%
Agriculture and livestock	806,092	770,558	760,527	679,159	610,909	3.83%	4.06%	4.36%	4.32%	4.44%
Forestry	183,716	120,002	89,353	84,375	71,085	0.87%	0.63%	0.51%	0.54%	0.52%
Fishing	265,917	188,803	144,162	133,930	127,025	1.26%	1.00%	0.83%	0.85%	0.92%
Transport	721,931	511,407	473,414	449,508	362,508	3.43%	2.70%	2.72%	2.86%	2.64%
Communications	249,499	179,544	252,528	214,881	164,077	1.18%	0.95%	1.45%	1.37%	1.19%
Construction	1,337,791	1,130,194	980,797	839,316	817,293	6.35%	5.96%	5.63%	5.34%	5.94%
Commerce	2,704,362	2,486,974	2,003,441	1,802,509	1,674,312	12.84%	13.11%	11.49%	11.46%	12.18%
Services	447,861	400,716	384,061	358,314	288,256	2.13%	2.11%	2.20%	2.28%	2.10%
Other	3,206,643	3,147,133	2,965,498	2,719,013	2,380,871	15.23%	16.59%	17.01%	17.29%	17.31%
Subtotals	11,827,701	10,579,594	9,375,273	8,375,355	7,348,174	56.16%	55.78%	53.78%	53.26%	53.44%
Mortgage loans	5,625,812	5,271,581	5,115,663	4,651,137	4,159,053	26.71%	27.79%	29.34%	29.57%	30.24%
Consumer loans	3,607,248	3,115,477	2,943,846	2,700,790	2,244,049	17.13%	16.43%	16.88%	17.17%	16.32%
Total	21,060,761	18,966,652	17,434,782	15,727,282	13,751,276	100.00%	100.00%	100.00%	100.00%	100.00%

Foreign Assets and Loans

Santander-Chile’s Asset and Liability Committee, or ALCO, is responsible for determining the maximum foreign country exposure the Bank is permitted to have. The ALCO has determined that the total foreign country exposure cannot be greater than 1-time regulatory capital. To determine this, each country is classified using a ranking system from 1 to 6 based on the definition promulgated by the SBIF, in which the main consideration is the international rating of each country. The ALCO has also set a higher limit if the foreign exposure is to related parties. As of

December 31, 2013, the Bank’s foreign exposure, including the estimate of counterparty risk in our derivatives portfolio, was U.S.$1,713 million, or 3.3% of our assets. For more information please See Note 40 of our Consolidated Financial Statements.

Below, there are additional details regarding our exposure to Spain and Italy and other countries not classified in category 1. We do not have sovereign exposure to Spain or Italy.

Country	Classification (1)	Derivative Instruments (adjusted to market) USD Mn	Deposits USD Mn	Loans USD Mn	Financial Investments USD Mn	Total Exposure USD Mn
Spain	2	0.28	8.56	0.04	–	8.88
Italy	2	66.40	4.04	0.84	–	71.28
Other	2	5.08	0.17	0.98	–	6.23
Total		71.76	12.77	1.86	–	86.39

(1)	Corresponds to country’s classification established in Chapter B-6 of the Compendium of Accounting Standards issued by the SBIF.

Our exposure to Spain within the group is as follows:

Counterpart	Country	Classification	Derivative instruments (market adjusted)* USD Mn	Deposits USD Mn	Loans USD Mn	Financial Investments USD Mn	Total Exposure USD Mn
Banco Santander España**	Spain	2	0.28	8.56	–	–	8.84

*	The total amount of this exposure to derivative instruments must be compensated daily with collateral and, therefore, the net credit exposure is USD 0.28

**	We have included our exposure to Santander branches in New York and Hong Kong as exposure to Spain.

Furthermore, is additional detail regarding our exposure to the United States, which is the only country with more than 1% of exposure over total assets. Below we detail exposure to assets in the USA as of December 31, 2013, considering fair value of derivative instruments.

Country	Classification (1)	Derivative Instruments (adjusted to market) USD Mn	Deposits USD Mn	Loans USD Mn	Financial Investments USD Mn	Total Exposure USD Mn
USA	1	107.8	1,158.1	0.00	0.00	1,269.9

As of December 31, 2013, we had no applicable sovereign exposure, no unfunded exposure, no credit default protection and no current developments.

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

Credit Approval

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

Credit Approval: Loans approved on an individual basis

In preparing a credit proposal for a corporate client whose loans are approved on an individual basis, Santander-Chile’s personnel verifies such parameters as debt servicing capacity (typically including projected cash flows), the company’s financial history and projections for the economic sector in which it operates. The Risk Division is closely involved in this process, and prepares the credit application for the client. All proposals contain an analysis of the client’s strengths and weaknesses, a rating and a recommendation. Credit limits are determined not on the basis of outstanding balances of individual clients, but on the direct and indirect credit risk of entire financial groups. For example, a corporation will be evaluated together with its subsidiaries and affiliates.

Credit Approval: Loans approved on a group basis

The majority of loans to individuals and small and mid-sized companies are approved by the Standardized Risk Area through an automated credit scoring system. This system is decentralized, automated and based on multiple parameters, including demographic and information regarding credit behavior from external sources and the SBIF.

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

Loans analyzed on an individual basis

For loans that are greater than Ch$150 million (US$286,000), the Bank uses internal models to assign a risk category level to each borrower and its respective loans. We consider the following risk factors: industry or sector of the borrower, the borrower’s competitive position in its markets, owners or managers of the borrower, the borrower’s financial situation, the borrower’s payment capacity and the borrower’s payment behavior to calculate the estimated incurred loan loss. Through these categories, we differentiate the normal loan portfolio from the impaired one.

These are our categories:

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

Estimated Incurred Loan Loss = Loan Loss Allowance

The estimated incurred loss is obtained by multiplying all risk factors defined in the following equation:

EIL= EXP x PNP x SEV

•	EIL = Estimated Incurred Loan Loss. The estimated incurred loan loss is how much could be lost in the event a debtor does not perform the obligations under the loan.
•	EXP = Exposure. This corresponds to the value of commercial loans.
•	PNP = Probability of Non-Performance. This variable, expressed as a percentage, indicates the probability that a debtor will default in a period of 12 months. This percentage is associated with the internal rating that we give to each debtor, which is determined by analyzing such parameters as debt servicing capacity.
•	SEV = Severity. This is the effective loss rate given default for debtors in the same segment, which is determined statistically based on the historical effective losses for us for each segment.

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

Our internal policy requires us to update appraisals of the fair value of collateral every 24 months, which policy does not vary by loan product. The appraisal is required to be performed within a shorter period if market conditions in general or conditions in a specific sector or with respect to certain customers indicate that the fair value of the collateral may have changed and any updated fair value of the collateral is factored into our allowance for loan loss calculations. A change in fair value of the collateral may change the risk category or profile of a customer which could result in lower or higher allowance for loan losses.

In accordance with such policy, every year we update appraisals of fair value of collateral before the end of the 24 month period for certain customers and such updated appraisals are considered in the calculation of the allowance for loan losses. The number of updated appraisals performed in 2011 was 59 in 2012 was 72 and in 2013 was 113 and such updated appraisals were performed mainly because of changes in customer conditions (renegotiation deterioration of financial situation increase in credit line).

For loans classified in the C and D categories, loan loss allowances are based mainly on the fair value of the collateral, adjusted for an estimate cost to sell, that each of these loans have. Allowance percentage for each category is then based on the fair value of the collateral, or the expected future cash flow from the loan for each individually evaluated non-performing loans.

The Bank uses the concept of estimation of incurred debt to quantify the allowances levels over the group-evaluated portfolios. Incurred debt is the expected provision expense that will appear one year away from the balance date of the transaction’s credit risk, considering the counterpart risk and the guarantees associated with each transaction.

Following the Bank’s definition, the Bank uses group evaluation to approach transactions that have similar credit risk features, which indicate the debtor’s payment capacity over the entire debt, principal and interests, pursuant to the contract’s terms. In addition, this allows us to assess a high number of transactions with low individual amounts, whether they belong to individuals or small sized companies. Therefore, debtors and loans with similar features are grouped together and each group has a risk level assigned to it.

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

Allowances for group-evaluated loans are established based on the credit risk of the profile to which the loan belongs, within the established segments for the type of loan. The method for assigning a profile is established based on a statistical building method, establishing a relation through logistic regression various variables, such as payment behavior in the Bank, payment behavior outside the Bank, various sociodemographic data, among others, and a response variable that determines a client’s risk level, which in this case is 90 days of non-performance (The chosen features are relevant when calculating future cash flows per group of assets). Afterwards, common profiles are established and with differentiated default rates, applying the real historical loss the Bank has had with that portfolio.

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

Allowance quantification, once the customers have been classified, is the product of three factors: exposure (EXP), Probability of Non-Performance (PNP) and Severity (SEV). The same equation used for individual assessment mentioned above.

The estimated incurred loss rates for group-evaluated loans correspond to charge-offs net of recoveries. The methodology establishes the period in which the estimated incurred loss for each risk profile emerges. Once the loss has been considered to have been incurred, the estimated incurred loss rates are applied to the corresponding risk profile to obtain the net charge-off level associated with this period. The loss rates applied to each risk profile are based only on the historical net charge-off data for that specific profile within one of the four groups of loans. No other statistical or other information other than net charge-offs is used to determine the loss rates.

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

Our models for loans analyzed on a group basis (consumer loans, residential mortgage loans and small-and-mid- sized commercial loans) are monitored on a monthly basis with respect to predictability and stability, using indicators that seek to capture the underlying need to update the models for current loss trends. Therefore, the periods of historical net charge-offs used in the allowance model may be more than a year old as we only update the historical net charge-offs only when our assessment of predictability and stability indicators determine it is necessary.

Allowances for consumer loans

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

In 2012, we continued our policy of upgrading our models to determine allowances for consumer loans, especially regarding consumer loans with some type of renegotiation. There are now three renegotiated categories in our consumer loan portfolio:

1.	Renegotiated Consumer: This category relates to loans which were less than 90 days past due at the time of renegotiation. The allowance for loan loss percentages (or loss rates) are assigned based on six different risk profiles which are determined based on demographic and payment behavior variables.

2.	Renegotiated Consumer with three months of non-payment: This category relates to loans which were more than 90 days past due at the time of renegotiation. The loss rates are assigned based on four different risk profiles which are determined based on the number of days overdue at the time of renegotiation:

Profile 1: 180 or more days past due

Profile 2: between 150 and 180 days past due

Profile 3: between 120 and 150 days past due

Profile 4: between 90 and 120 days past due

After the customer has made three consecutive monthly payments, he/she will be reassigned to one of the seven risk profiles for “Renegotiated Consumer” (number 1 above). If the customer is not able to make the required monthly payment under the renegotiated terms and days past due increase, the customer will move to a more risky profile within the same group “Renegotiated Consumer with three months of non-payment”. For example, a customer in Profile 1 (180 or more days past due) that increases days past due will remain in the same category and profile and, therefore, will continue to have a 100% loss rate. A customer in Profile 4 (between 90 and 120 days past due) who reaches more than 120 days past due will move to Profile 3, increasing their loss rate from 38.5% to 47.0%.

3.	Non-performing consumer – renegotiated: This category relates only to loans which were in category 1, renegotiated with less than 90 days past due at the time of renegotiation, and have reached 90 days past due subsequent to renegotiation. For example, a customer initially categorized as “Renegotiated

Consumer” (less than 90 days past due at the time of renegotiation), under risk profile 1 (29.7% loss rate) who reaches more than 90 days past due since renegotiation will migrate to the “Non-performing Consumer – Renegotiated” category 90 -120 days past due with a 41.6% loss rate. The customer will move to higher risk profiles as number of days past due increases until the loan reaches 180 days past due, when it is charged-off. On the other hand, after the customer has made three consecutive monthly payments, he/she will be reassigned to one of the six risk profiles for “Renegotiated Consumer” (number 1 above).

The following table sets forth the allowances required by our models for consumer loans since June 2012:

Bank:

		Allowance Level(1) (Loss rate)
		Not renegotiated
Loan type	Risk Profile	New Clients	Existing Clients
Performing Consumer	Profile 1	24.5%	20.9%
	Profile 2	14.0%	10.1%
	Profile 3	7.3%	5.0%
	Profile 4	3.4%	2.1%
	Profile 5	2.1%	1.4%
	Profile 6	1.3%	0.9%
	Profile 7	0.8%	0.5%
	Profile 8	0.4%	0.3%

		Allowance Level(1) (Loss rate)
Loan type	Risk Profile	Renegotiated
Renegotiated Consumer which were less than 90 days past due at the time of renegotiation (2)	Profile 1	29.7%
	Profile 2	21.5%
	Profile 3	10.7%
	Profile 4	6.5%
	Profile 5	4.2%
	Profile 6	3.2%

		Allowance Level(1) (Loss rate)
Loan type	Risk Profile	Renegotiated
Renegotiated Consumer which were more than 90 days past due at the time of renegotiation (2)	Profile 1	100.0%
	Profile 2	56.0%
	Profile 3	47.0%
	Profile 4	38.5%

		Allowance Level(1) (Loss rate)
		Not renegotiated
Loan type	Days Past Due	New Clients	Existing Clients	Renegotiated
Non-performing Consumer	90-120	38.5%	38.5%	41.6%
	120-150	47.0%	47.0%	48.8%
	150-180	55.0%	55.0%	55.9%
	>180		Charged-off

Santander Banefe:

		Allowance Level(1) (Loss rate)
		Not renegotiated
Loan type	Risk Profile	New Clients	Existing Clients
Performing Consumer	Profile 1	26.7%	22.3%
	Profile 2	14.2%	12.3%
	Profile 3	9.0%	4.4%
	Profile 4	5.8%	2.2%
	Profile 5	3.1%	0.7%
	Profile 6	1.3%	0.2%
	Profile 7	–	0.1%

		Allowance Level(1) (Loss rate)
Loan type	Risk Profile	Renegotiated
Renegotiated Consumer which were less than 90 days past due at the time of renegotiation (2)	Profile 1	36.6%
	Profile 2	29.6%
	Profile 3	21.0%
	Profile 4	12.2%
	Profile 5	7.1%
	Profile 6	5.2%

		Allowance Level(1) (Loss rate)
Loan type	Risk Profile	Renegotiated
Renegotiated Consumer which were more than 90 days past due at the time of renegotiation(2)	Profile 1	100.0%
	Profile 2	64.7%
	Profile 3	48.9%
	Profile 4	32.1%

		Allowance Level(1)
		Not renegotiated
Loan type	Past-due Days	New Clients	Existing Clients	Renegotiated (2)
Non-performing Consumer	90-120	32.1%	32.1%	48.9%
	120-150	37.4%	37.4%	55.8%
	150-180	42.7%	42.7%	64.7%
	>180		Charged-off

1.	Percentage of loans outstanding
2.	This category relates only to loans which were renegotiated and were less than 90 days past due at the time of renegotiation, migrating from such category as they reached 90 days past due since renegotiation.

Allowances for residential mortgage loans

Prior to June 2011, residential mortgage loans were assigned an allowance level based on credit risk profiles which were determined utilizing a statistical model that considered a borrower’s credit history, including any defaults on obligations to other creditors, as well as the past-due periods on the loans borrowed from us. Once the rating of the client was determined, the allowance for a mortgage loan was calculated using a risk category, which was directly related to days past-due. The following table sets forth the ratios of the required allowance amount to the aggregate amount of the principal and accrued but unpaid interest on the loan used under the Bank’s prior model.

Previous model Residential mortgage loans		Past-due days
		1-30	31-60	61-120	121-180	181-360	361- 720	>720
Mortgage	Profile 1	0.3%	0.5%	1.2%	2.4%	6.8%	14.1%	28.3%
	Profile 2	1.5%	1.6%	2.5%	4.4%	6.8%	14.1%	28.3%

As of June 2011, the new methodology takes into consideration different factors in order to group customers with less the 90 days past due into seven different risk profiles. Factors considered, in the first place, are whether the customer is a new customer or with prior history with the Bank or if it is a Banefe customer. For each of these three main categories additional factors are considered in order to develop risk profiles within each risk category, including payment behavior, non-performance less than 90 days, collateral levels, renegotiation history with the Bank, and historical amounts of net charge-offs, among others. The explanation for the initial segregation into three categories, existing, new or Banefe customer, is as follows: Banefe customers have a different risk profile as they relate to low income individuals; an existing customer (Banefe or Bank) is a customer for which there is a broader level of information and history of payment behavior with the Bank, while for a new customer the Bank has no history of payment behavior and only information from the banking system and credit bureaus is available. The risk categories are such that when a customer’s payment behavior deteriorates, the outcome is that the customer will move to a different risk category with a higher loss rate, therefore capturing the current status of the customer.

Mortgage loans with more than 90 days past due balances are assigned a loss rate of 11.01%. When the customer becomes current in its payments, such customer will migrate to one of the profiles in the table above. We determined that 90 days is the appropriate loss emergence period for these loans based on historical analysis of customer’s behavior, which has shown that after a customer has reached the 90-day threshold he/she will likely default on his/her obligation, and that, over succeeding periods, the loss incurred does not increase given the high fair value of collateral percentage to loan amount required under our credit policies for this type of loan. Also, we note that the Chilean economy´s stability over the last few years has not resulted in other than insignificant fluctuations in collateral fair values on residential mortgage loan properties.

The following table sets forth the required loan loss allowance for residential mortgage loans since June 2011 and in 2012.

		Allowance Level(1) (Loss rate)
Loan type	Risk Profile	New client*	Old	Banefe
Residential mortgage	Profile 1	5.47%	4.72%	5.68%
	Profile 2	1.66%	1.41%	2.51%
	Profile 3	0.45%	0.59%	0.71%
	Profile 4	0.15%	0.26%	0.24%
	Profile 5	0.10%	0.12%	0.08%
	Profile 6	0.03%	0.03%	0.06%
	Profile 7		0.02%

*	A client is considered to be “new” if it has less than 6 months of payment history with the Bank. Therefore, its behavior is very similar and it is rare for a client to receive a loan and not pay from the onset of the relationship; usually, the client starts to default when he or she is already classified as an “existing client.”

In 2013, the model for the renegotiated mortgage loan portfolio was updated. This was driven by the fact that after the 2010 earthquake the Bank offered temporary relief to some mortgage clients. A portion of this portfolio continued to perform out of range with our model. For this reason, the Risk Committee decided that the model needed to be updated in order to capture this event. The following table sets forth the required loan loss allowance for residential mortgage loans in 2013.

		Allowance Level(1) (Loss rate)
Loan type	Risk Profile	New client*	Old	Banefe
Residential mortgage	Profile 1	5.96%	5.14%	6.19%
	Profile 2	1.81%	1.54%	2.74%
	Profile 3	0.49%	0.64%	0.77%
	Profile 4	0.17%	0.28%	0.26%
	Profile 5	0.11%	0.13%	0.08%
	Profile 6	0.03%	0.03%	0.07%
	Profile 7		0.02%

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

In order to calculate the estimated incurred loan loss for all commercial loans collectively evaluated for impairment, the Bank sub-divided the portfolio in the following way:

Allowance Level Small- and mid-sized commercial loans collectively evaluated for impairment Loan type
Non-renegotiated, w/o mortgage collateral, new client, %		Non-renegotiated, w/o mortgage collateral, existing client, %		Non-renegotiated, with mortgage collateral, %
Profile 1	37.20%	Profile 1	37.20%	Profile 1	10.60%
Profile 2	31.93%	Profile 2	18.11%	Profile 2	4.42%
Profile 3	13.25%	Profile 3	4.45%	Profile 3	0.68%
Profile 4	5.09%	Profile 4	2.06%	Profile 4	0.17%
Profile 5	1.50%	Profile 5	0.52%	Profile 5	0.11%
Profile 6	0.55%			Profile 6	0.02%
Profile 7	0.05%

Renegotiated, %
Profile 1	29.20%
Profile 2	19.42%
Profile 3	10.28%
Profile 4	3.75%
Profile 5	1.13%
Profile 6	0.13%

Analysis of Santander-Chile’s Loan Classification

The following tables provide statistical data regarding the classification of our loans analyzed on an individual basis as of December 31, 2013, 2012 and 2011.

	As of December 31,
Category	2013				2012				2011
Individualized business	Individual	Percentage	Allowance	Percentage	Individual	Percentage	Allowance	Percentage	Individual	Percentage	Allowance	Percentage
	Ch$mn	%	Ch$mn	%	Ch$mn	%	Ch$mn	%	Ch$mn	%	Ch$mn	%

A1	2,395,371	11.4	1,589	0.3	2,114,853	11.2	1,306	0.2	1,510,801	8.7	397	0.1
A2	4,846,240	23.0	20,416	3.3	4,119,414	21.7	14,853	2.7	3,927,846	22.5	6,113	1.3
A3	1,281,756	6.1	27,982	4.6	1,037,593	5.5	26,279	4.8	818,039	4.7	6,763	1.4
B	374,051	1.8	30,536	5.0	287,897	1.5	23,095	4.2	269,260	1.5	8,146	1.7
C1	56,040	0.3	1,121	0.2	45,104	0.2	902	0.2	28,888	0.2	578	0.1
C2	46,996	0.2	4,700	0.8	30,796	0.2	3,080	0.6	26,896	0.2	2,690	0.6
C3	20,780	0.1	5,195	0.8	34,685	0.2	8,672	1.6	47,494	0.3	11,873	2.4
C4	43,109	0.2	17,243	2.8	28,246	0.1	11,298	2.1	40,879	0.2	16,352	3.3
D1	61,246	0.3	39,811	6.5	36,545	0.2	23,754	4.3	36,163	0.2	23,506	4.8
D2	64,755	0.3	58,279	9.5	46,246	0.2	41,622	7.6	40,600	0.2	36,280	7.4
Total	9,190,344	43.7	206,872	33.8	7,781,379	41.0	154,861	28.3	6,746,866	38.7	112,698	23.1

Classification of Loan Portfolio Based on the Borrower’s Payment Performance

Non-performing loans include the aggregate principal and accrued but unpaid interest of any loan with one installment that is at least 90 days overdue, and also loans that may not be overdue 90 days but future expected cash flows are not expected to be received, and do not accrue interest. Please see Note 10g of our Audited Consolidated Financial Statements.

Impaired loans as of December 31, 2009 and 2010 include: (A) for loans whose allowance is determined on an individual basis, (i) all loans to a debtor that are rated C1 through D2 and (ii) total loans to single debtors with a loan that is non-performing; and (B) for loans whose loan loss allowance is determined on a group basis, (i) total loans to a debtor, when a loan to that debtor is non-performing or has been renegotiated, excluding performing residential mortgage loans and (ii) if the loan that is non-performing or renegotiated is a residential mortgage loan, all loans to that debtor. As of December 31, 2011, 2012 and 2013, impaired loans include: (A) for loans whose allowance is determined on an individual basis, (i) all deteriorated debtors and (ii) total loans to single debtors with a loan that is non-performing; and (B) for loans whose loan loss allowance is determined on a group basis, (i) total loans to a debtor, when a loan to that debtor is non-performing or has been renegotiated, excluding performing residential mortgage loans, and (ii) if the loan that is non-performing or renegotiated is a residential mortgage loan all loans to that debtor. See “Note 10—Loans and Accounts Receivables from Customers” of the Audited Consolidated Financial Statements. Renegotiated loans, on which payments are not past-due, are not ordinarily classified as non-performing loans, but do not accrue interest.

Charge-offs

As a general rule, charge-offs should be done when all collection efforts have been exhausted. These charge-offs consist of derecognition from the Consolidated Statements of Financial Position of the corresponding loans operations in its entirety, and, therefore, include portions not past-due of a loan in the case of installments loans or leasing operations (no partial charge-offs exists).

Subsequent payments obtained from charged-off loans will be recognized in the Consolidated Statement of Income as a recovery of loans previously charged-off.

Loan and accounts receivable charge-offs are recorded for overdue, past due, and current installments based on the time periods expired since reaching overdue status, as described below:

Type of loan	Term

Consumer loans with or without collateral	6 months
Other transactions without collateral	24 months
Commercial loans with collateral	36 months
Mortgage loans	48 months
Consumer leasing	6 months
Other non-mortgage leasing transactions	12 months
Mortgage leasing (household and business)	36 months

Any payment agreement of an already charged-off loan will not give rise to income—as long as the operation is still in an impaired status—and the effective payments received are accounted for as a recovery from loans previously charged-off.

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

The following table sets forth all of our past-due loans, non-performing loans, and impaired loans as of December 31, 2013, 2012, 2011, 2010 and 2009.

	2013	2012	2011	2010	2009
	(in millions of Ch$, except percentages)
Non-performing loans (1)	613,301	597,767	511,357	416,739	409,067
Impaired loans (2)	1,477,701	1,338,137	1,323,355	1,480,476	1,485,737
Allowance for loan losses (3)	614,933	550,048	488,468	425,447	349,527
Total loans (4)	21,060,761	18,966,652	17,434,782	15,727,282	13,751,276
Allowance for loan losses / loans	2.92%	2.90%	2.80%	2.71%	2.54%
Non-performing loans as a percentage of total loans	2.91%	3.15%	2.93%	2.65%	2.97%
Loan loss allowance as a percentage of non-performing loans	100.27%	92.02%	95.52%	102.09%	85.44%

(1)	Non-performing loans include the aggregate principal and accrued but unpaid interest of any loan with one installment that is at least 90 days past-due, and do not accrue interest.

(2)	Impaired loans in 2009 and 2010, impaired loans include: (A) for loans whose allowance is determined on an individual basis, (i) all loans to a debtor that are rated C1 through D2 and (ii) total loans to single debtors with a loan that is non-performing, and (B) for loans whose loan loss allowance is determined on a group basis, (i) total loans to a debtor, when a loan to that debtor is non-performing or has been renegotiated, excluding performing residential mortgage loans and (ii) if the loan that is non-performing or renegotiated is a residential mortgage loan all loans to that debtor are considered impaired. For 2011 - 2013, impaired loans include: (A) for loans whose allowance is determined on an individual basis, (i) all deteriorated debtors and (ii) total loans to single debtors with a loan that is non-performing, and (B) for loans whose loan loss allowance is determined on a group basis, (i) total loans to a debtor, when a loan to that debtor is non-performing or has been renegotiated, excluding performing residential mortgage loans and (ii) if the loan that is non-performing or renegotiated is a residential mortgage loan all loans to that debtor are considered impaired. See “Note 10—Loans and Accounts Receivables from Customers” of the Audited Consolidated Financial Statements. Renegotiated loans, on which payments are not past-due, are not ordinarily classified as non-performing loans, but do not accrue interest.

(3)	Includes allowance for interbank loans.

(4)	Includes interbank loans.

We suspend the accrual of interest and readjustments on all past-due loans. Interest revenue and expense are recorded on an accrual basis using the effective interest method. However, when a loan is past-due by 90 days or more, when an obligation originated from a refinancing or renegotiation or when the Bank believes that the debtor poses a high risk of default, the interest pertaining to these is not recorded directly in the Consolidated Statement of Income unless it has been actually received. See “Note 1—Summary of Significant Accounting Policies—(h) Valuation of financial assets and liabilities and recognition of fair value changes” and “Note 26—Interest Income and Expense” of the Audited Consolidated Financial Statements. These interest and adjustments balances are generally referred to as “suspended” and are recorded in suspense accounts which are not part of the Consolidated Statements of Financial Position. Instead, they are reported as part of the complementary information thereto. See “Note 26—Interest Income and Expense” of the Audited Consolidated Financial Statements. This interest is recognized as income, when collected, and as a reversal of the related impairment losses.

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

At the period end, the detail of income from suspended interest is as follows:

	Year ended December 31,
	2013	2012	2011	2010	2009
Suspended interest	Ch$ million
Commercial loans	21,645	20,595	17,554	26,020	25,157
Mortgage loans	8,484	8,844	9,343	7,457	8,296
Consumer loans	6,753	8,742	9,246	16,780	32,117
Totals	36,882	38,181	36,143	50,257	65,570

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

	2013	2012	2011	2010	2009
	(Ch$ million)
Total loans	21,060,761	18,966,652	17,434,782	15,727,282	13,751,276
Allowance for loan losses	614,933	550,048	488,468	425,447	349,527
Impaired loans(1)	1,477,701	1,338,137	1,323,355	1,480,476	1,485,737
Impaired loans as a percentage of total loans	7.02%	7.06%	7.59%	9.41%	10.80%
Amounts non-performing	613,301	597,767	511,357	416,739	409,067
To the extent secured(2)	295,503	306,782	264,355	214,786	206,271
To the extent unsecured	317,798	290,985	247,002	201,953	202,796
Amounts non-performing as a percentage of total loans	2.91%	3.15%	2.93%	2.65%	2.97%
To the extent secured(2)	1.40%	1.62%	1.52%	1.37%	1.50%
To the extent unsecured	1.51%	1.53%	1.42%	1.28%	1.47%
Loans loss allowances as a percentage of:
Total loans	2.92%	2.90%	2.80%	2.71%	2.54%
Total amounts non-performing	100.27%	92.02%	95.52%	102.09%	85.44%
Total amounts non-performing-unsecured	193.50%	189.03%	197.76%	210.67%	172.35%

(1)	Impaired loans in 2009 and 2010, impaired loans include: (A) for loans whose allowance is determined on an individual basis, (i) all loans to a debtor that are rated C1 through D2 and (ii) total loans to single debtors with a loan that is non-performing, and (B) for loans whose loan loss allowance is determined on a group basis, (i) total loans to a debtor, when a loan to that debtor is non-performing or has been renegotiated, excluding performing residential mortgage loans and (ii) if the loan that is non-performing or renegotiated is a residential mortgage loan all loans to that debtor are considered impaired. For 2011- 2013, impaired loans include: (A) for loans whose allowance is determined on an individual basis, (i) all deteriorated debtors and (ii) total loans to single debtors with a loan that is non-performing, and (B) for loans whose loan loss allowance is determined on a group basis, (i) total loans to a debtor, when a loan to that debtor is non-performing or has been renegotiated, excluding performing residential mortgage loans and (ii) if the loan that is non-performing or renegotiated is a residential mortgage loan all loans to that debtor are considered impaired. See “Note 10—Loans and Accounts Receivables from Customers” in the Audited Consolidated Financial Statements. Renegotiated loans, on which payments are not past-due, are not ordinarily classified as non-performing loans, but do not accrue interest.

(2)	Security generally consists of mortgages on real estate, pledges of marketable securities, letters of credit or cash.

A break-down of the loans included in the previous table which have been classified as impaired, including renegotiated loans, is as follows:

Impaired loans	Commercial	Residential mortgage (in millions of Ch$)	Consumer	Total
As of December 31, 2013
Non-performing loans	364,890	155,688	92,723	613,301
Commercial loans at risk of default (1)	317,534	-	-	317,534
Other impaired loans consisting mainly of renegotiated loans (2)	122,464	167,713	256,689	546,866
Total	804,888	323,401	349,412	1,477,701
Impaired loans	Commercial	Residential mortgage	Consumer	Total
As of December 31, 2012
Non-performing loans	320,461	159,802	117,504	597,767
Commercial loans at risk of default (1)	298,868	–	–	298,868
Other impaired loans consisting mainly of renegotiated loans (2)	96,793	69,228	275,481	441,502
Total	716,122	229,030	392,985	1,338,137
Impaired loans	Commercial	Residential mortgage	Consumer	Total
As of December 31, 2011
Non-performing loans	251,881	152,911	106,565	511,357
Commercial loans at risk of default (1)	285,930	–	–	285,930
Other impaired loans consisting mainly of renegotiated loans (2)	164,158	46,785	315,125	526,068
Total	701,969	199,696	421,690	1,323,355
Impaired loans	Commercial	Residential mortgage	Consumer	Total
As of December 31, 2010
Non-performing loans	213,872	121,911	80,956	416,739
Commercial loans at risk of default (1)	444,129	–	–	444,129
Other impaired loans consisting mainly of renegotiated loans (2)	230,810	20,735	368,063	618,608
Total	888,811	142,646	449,019	1,480,476

Impaired loans	Commercial	Residential mortgage	Consumer	Total
As of December 31, 2009
Non-performing loans	195,163	130,119	83,785	409,067
Commercial loans at risk of default (1)	405,513	–	–	405,513
Other impaired loans consisting mainly of renegotiated loans (2)	273,662	2,029	395,466	671,157
Total	874,338	132,148	479,251	1,485,737

(1)	Total loans to a debtor, whose allowance level is determined on an individual basis with a risk of defaulting.

(2)	Renegotiated loans for loans whose loan loss allowance is analyzed on a group basis.

Renegotiated Loans

In certain instances, we renegotiate loans that have one or more principal or interest payments past-due. The type of concession we most often afford when renegotiating a loan is a reduction in interest payment or, on rare occasions, forgiveness of principal. We estimate that less than 0.5% of renegotiated loans relate to the forgiveness of principal, and the remaining 99.5% relates to reduction of interest payments. Any amount of principal forgiven is charged off directly to income as of the date the loan is renegotiated, if not already covered by an allowance for loan loss. Renegotiated loans, on which payments are not past-due, are not ordinarily classified as non-performing, but do not accrue interest, and they are considered to be impaired for the life of the loan, both for disclosure purposes and in our determination of our allowances for loan losses, and never moved out of renegotiated status. The effects of the amount of interest to be accrued were not material to “Loans and receivables from customers, net” on our Consolidated Statement of Financial Position.

The following table shows the success rate, for the periods indicated, for renegotiated consumer and residential mortgage loans. The success rate for consumer loans is defined for each reported period as: (i) the total amount of loans renegotiated in that period minus the amount of such renegotiated loans that are classified as non-performing loans as of December 31, 2012 or 2013, as applicable, minus the amount of such renegotiated loans that have been charged off as of December 31, 2012 or 2013, as applicable, divided by (ii) the total amount of such renegotiated loans. The success rate for residential mortgage loans is defined for each reported period as: (i) the total amount of loans renegotiated in that period minus the amount of such renegotiated loans that are classified as non-performing loans as of December 31, 2012 or 2013, as applicable, divided by (ii) the total amount of such renegotiated loans. A charge-off of a residential mortgage loan is not generally included in measuring the success rate of mortgage renegotiations since the period to charge-off a mortgage loan is 48 months after an installment is past-due.

Period of renegotiation	Success rate Consumer Loans	Success rate Residential mortgage loans
1Q 2012	42.6%	88.6%
2Q 2012	48.4%	87.7%
3Q 2012	45.7%	92.1%
4Q 2012	54.7%	91.5%
1Q 2013	65.3%	94.3%
2Q 2013	81.5%	94.8%
3Q 2013	98.6%	98.4%
4Q 2013	100.0%	100.0%

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

Modified loans(1) (Ch$mn)	2013	2012	2011
Commercial loans collectively evaluated for impairment	169,285	114,949	81,810
Residential mortgage loans	287,730	263,454	257,854
Consumer loans	251,795	324,666	380,036
Total modified loans	708,810	703,069	719,700

(1)	Modified loans include loans collectively evaluated for impairment that were not classified as non-performing in which certain concessions were made to the client. The main type of concession given by the Bank is a reduction of interest, with forgiveness of principal occurring on rare occasions.

The modified loans included in the table above represent the full balance of all modified loans regardless of the date of modification. When a loan is marked as modified, we do not remove it from this status until paid in full. Our provisioning models currently consider a modified loan to be renegotiated for the life of the loan.

Modified loans are included in the same pool of loans together with renegotiated loans for the life of the loans.

Analysis of Loan Loss Allowances

The following table provides the details of the roll-forwards in 2013, 2012, 2011, 2010 and 2009 of our allowance for loan losses, including removal of allowances due to charge-offs, allowances established, allowances released, gross provision expense and opening and closing balance:

Activity during 2013	Commercial		Mortgage	Consumer	Interbank	Total
	loans		loans	loans	loan
	Individual	Group	Group	Group
	(in millions of Ch$)

Balance as of December 31, 2012	154,702	95,938	35,990	263,259	159	550,048
Allowances established (1)	92,008	36,724	21,314	155,921	455	306,422
Allowances released (2)	(22,014)	(11,151)	(9,216)	(35,482)	(119)	(77,982)
Released allowances by charge-off (3)	(18,319)	(21,341)	(4,782)	(119,113)	-	(163,555)
Balances as of December 31, 2013	206,377	100,170	43,306	264,585	495	614,933
Activity during 2012	Commercial		Mortgage	Consumer	Interbank	Total
	loans		loans	loans	loan
	Individual	Group	Group	Group
	MCh$	MCh$	MCh$	MCh$		MCh$

Balances as of December 31, 2011	112,687	97,115	35,633	243,022	11	488,468
Allowances established (1)	83,742	31,772	10,741	239,607	548	366,410
Allowances released (2)	(20,716)	(16,624)	(7,449)	(38,471)	(400)	(83,660)
Charge-off released allowances (3)	(21,011)	(16,325)	(2,935)	(180,899)	-	(221,170)
Balances as of December 31, 2012	154,702	95,938	35,990	263,259	159	550,048

Activity during 2011	Commercial		Mortgage	Consumer	Interbank	Total
	loans		loans	loans	loan
	Individual	Group	Group	Group
	MCh$	MCh$	MCh$	MCh$		MCh$

Balances as of December 31, 2010	96,560	85,942	17,332	225,559	54	425,447
Allowances established (1)	72,927	72,601	27,406	184,488	464	357,886
Allowances released (2)	(41,741)	(26,582)	(7,645)	(25,185)	(507)	(101,660)
Charge-off released allowances (3)	(15,059)	(34,846)	(1,460)	(141,840)	-	(193,205)
Balances as of December 31, 2011	112,687	97,115	35,633	243,022	11	488,468
Activity during 2010	Commercial		Mortgage	Consumer	Interbank	Total
	loans		loans	loans	loan
	Individual	Group	Group	Group
	MCh$	MCh$	MCh$	MCh$		MCh$

Balances as of December 31, 2009	78,297	88,142	16,534	166,512	42	349,527
Allowances established (1)	37,561	44,627	7,305	131,973	131	221,597
Allowances released (2)	(10,828)	(8,683)	(952)	(7,135)	(119)	(27,717)
Charge-off released allowances (3)	(8,470)	(38,144)	(5,555)	(65,791)	-	(117,960)
Balances as of December 31, 2010	96,560	85,942	17,332	225,559	54	425,447

(1)	Represents gross allowances made in respect of increased risk of loss during the period and loan growth.
(2)	Represents the gross amount of loan loss allowances released during the year as a consequence of reduction in the level of risk existing in the loan portfolio, including as a result of improvement in the credit risk classification of borrowers and loans paid.
(3)	Represents the gross amount of loan loss allowances removed due to charge-off.

The following table shows recoveries by type of loan:

Recovery of loans previously charged-off	Year ended December 31,
	2013	2012	2011	2010	2009
	(in millions of Ch$)
Consumer loans	36,004	22,015	12,474	22,096	28,268
Residential mortgage loans	4,735	2,305	16,135	1,389	2,560
Commercial loans	14,545	8,695	7,216	6,994	8,446
Total recoveries	55,284	33,015	35,825	30,479	39,274

Allocation of the Loan Loss Allowances

The following tables set forth, as of December 31 of each of the five years listed below, the proportions of our required minimum loan loss allowances that were attributable to our commercial, consumer and residential mortgage loans at each such date.

	As of December 31, 2013				As of December 31, 2012				As of December 31, 2011
	Total Allowance	Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Allowance amount as a percentage of total allocated allowances	Total Allowance	Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Allowance amount as a percentage of total allocated allowances	Total Allowance	Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Allowance amount as a percentage of total allocated allowances
	Ch$ million				Ch$ million				Ch$ million
Commercial loans
Commercial loans	208,619	2.7%	1.0%	33.9%	199,841	2.7%	1.1%	36.3%	161,289	2.4%	0.9%	33.0%
Foreign trade loans	53,005	2.9%	0.3%	8.6%	18,535	1.5%	0.1%	3.4%	19,764	1.9%	0.1%	4.1%
Checking accounts debtors	8,376	3.0%	0.0%	1.3%	3,033	1.5%	0.0%	0.6%	3,384	2.6%	0.0%	0.7%
Factoring transactions	5,054	1.6%	0.0%	0.8%	3,683	1.1%	0.0%	0.7%	1,861	1.0%	0.0%	0.4%
Leasing transactions	19,177	1.4%	0.1%	3.1%	23,426	1.8%	0.1%	4.3%	19,266	1.6%	0.1%	3.9%
Other loans and accounts receivable	12,316	10.4%	0.1%	2.0%	2,122	2.2%	0.0%	0.4%	4,238	5.0%	0.0%	0.9%
Subtotals	306,547	2.6%	1.5%	49.7%	250,640	2.4%	1.3%	45.7%	209,802	2.3%	1.2%	4.3%
Residential mortgage loans
Loans with mortgage finance bonds	470	0.7%	0.0%	0.1%	493	0.5%	0.0%	0.1%	707	0.6%	0.0%	0.1%
Mortgage mutual loans	380	0.5%	0.0%	0.1%	936	2.0%	0.0%	0.2%	1,241	1.7%	0.0%	0.2%
Other mortgage mutual loans	42,456	0.8%	0.2%	6.9%	34,561	0.7%	0.2%	6.3%	33,685	0.7%	0.2%	6.9%
Subtotals	43,306	0.8%	0.2%	7.1%	35,990	0.7%	0.2%	6.6%	35,633	0.7%	0.2%	7.2%
Consumer loans
Installment consumer loans	221,723	10.2%	1.1%	36.1%	218,474	11.8%	1.2%	39.7%	193,874	10.7%	1.1%	39.7%
Credit card balances	37,300	3.0%	0.2%	6.1%	38,719	3.7%	0.2%	7.0%	43,922	4.8%	0.3%	9.0%
Consumer leasing contracts	68	2.0%	0.0%	0.0%	160	4.3%	0.0%	0.0%	109	2.9%	0.0%	0.0%
Other consumer loans	5,494	2.7%	0.0%	0.9%	5,906	3.0%	0.0%	1.0%	5,117	2.4%	0.0%	1.1%
Subtotals	264,585	7.3%	1.3%	43.1%	263,259	8.5%	1.4%	47.7%	243,022	8.3%	1.4%	49.8%
Totals loans to clients	614,438	2.9%	3.0%	99.9%	549,889	2.9%	2.9%	100.0%	488,457	2.8%	2.8%	100.0%
Interbank loans	495	0.4%	0.0%	0.1%	159	0.2%	0.0%	0.0%	11	0.0%	0.0%	0.0%
Totals	614,933	2.9%	3.0%	100.0%	550,048	2.9%	2.9%	100.0%	488,468	2.8%	2.8%	100.0%

	As of December 31, 2010				As of December 31, 2009
	Total Allowance	Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Allowance amount as a percentage of total allocated allowances	Total Allowance	Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Allowance amount as a percentage of total allocated allowances
	Ch$ million				Ch$ million
Commercial loans
Commercial loans	132,775	2.2%	0.8%	31.2%	124,275	2.3%	0.9%	35.6%
Foreign trade loans	18,888	2.4%	0.1%	4.4%	23,027	3.6%	0.2%	6.6%
Draft loans	4,350	6.4%	0.0%	1.0%	3,570	3.8%	0.0%	1.0%
Factoring transactions	2,083	1.0%	0.0%	0.5%	2,386	1.8%	0.0%	0.7%
Leasing transactions	14,742	1.3%	0.1%	3.5%	7,839	0.8%	0.1%	2.2%
Other loans and accounts receivable	9,664	53.8%	0.1%	2.3%	5,342	48.7%	0.0%	1.5%
Subtotals	182,502	2.2%	1.2%	42.9%	166,439	2.3%	1.2%	47.6%
Residential mortgage loans
Loans with letters of credit	446	0.3%	0.0%	0.1%	576	0.3%	0.0%	0.2%
Mortgage mutual loans	11,319	6.1%	0.1%	2.7%	9,040	4.5%	0.1%	2.6%
Other mortgage mutual loans	5,567	0.1%	0.0%	1.3%	6,918	0.2%	0.1%	2.0%
Subtotals	17,332	0.4%	0.1%	4.1%	16,534	0.4%	0.1%	4.8%
Consumer loans
Installment consumer loans	176,219	11.0%	1.1%	41.4%	130,532	9.5%	0.9%	37.3%
Credit card balances	36,156	4.6%	0.2%	8.5%	24,433	4.2%	0.2%	7.0%
Consumer leasing contracts	121	3.2%	0.0%	0.0%	9	0.2%	0.0%	0.0%
Other consumer loans	13,063	4.4%	0.1%	3.1%	11,538	4.2%	0.1%	3.3%
Subtotals	225,559	8.4%	1.4%	53.0%	166,512	7.4%	1.2%	47.6%
Totals loans to clients	425,393	2.7%	2.7%	100.0%	349,485	2.5%	2.5%	100.0%
Interbank	54	0.1%	0.0%	0.0%	42	0.2%	0.0%	0.0%
Totals	425,447	2.7%	2.7%	100.0%	349,527	2.5%	2.5%	100.0%

Based on information available regarding our borrowers, we believe that our loan loss allowances are sufficient to cover known potential losses and losses inherent in a loan portfolio of the size and nature of our loan portfolio.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Directors

We are managed by our Board of Directors, which, in accordance with our by-laws, consists of 11 directors and two alternates who are elected at our ordinary shareholders’ meetings. Except as noted below, the current members of the Board of Directors were elected by the shareholders in the ordinary shareholders’ meeting held on April 22, 2014. Members of the Board of Directors are elected for three-year terms. Except as noted below, the term of each of the current board members expires in April of 2017. Cumulative voting is permitted for the election of directors. The Board of Directors may appoint replacements to fill any vacancies that occur during periods between elections. If any member of the Board of Directors resigns before his or her term has ended, and no other alternate director is available to take the position at the next annual ordinary shareholders’ meeting a new replacing member will be elected. Our executive officers are appointed by the Board of Directors and hold office at its discretion. Scheduled meetings of the Board of Directors are held monthly. Extraordinary meetings can be held when called in one of three ways: by the Chairman of the Board of Directors, by three directors with the consent of the Chairman of the Board of Directors or by the majority of directors. None of the members of our Board of Directors has a service contract which entitles any Director to any benefits upon termination of employment with Santander-Chile.

Our current directors are as follows:

Directors	Position	Committees	Term Expires
Vittorio Corbo Lioi	Chairman and Director	Asset and Liability Committee Market Committee Risk Committee	April 2017
Oscar von Chrismar Carvajal	First Vice Chairman and Director

Asset and Liability Committee

Clients and Service Quality Committee

Executive Credit Committee

Human Resources Committee

Market Committee

Marketing, Communications and Institutional Image Committee

Risk Committee

Strategy Committee

April 2017
Roberto Méndez Torres	Second Vice Chairman and Director	Clients and Service Quality Committee Executive Credit Committee Marketing, Communications and Institutional Image Committee Risk Committee Strategy Committee University Committee	April 2017
Juan Pedro Santa Maria Perez	Director	Analysis and Resolution Committee Audit Committee (Secretary) Executive Credit Committee Risk Committee Transparency Committee	April 2017
Víctor Arbulú Crousillat	Director	Audit Committee	April 2017
Marco Colodro Hadjes	Director	Asset and Liability Committee Executive Credit Committee Market Committee Risk Committee	April 2017

Directors	Position	Committees	Term Expires
Mauricio Larraín Garcés	Director	Asset and Liability Committee Executive Credit Committee Human Resources Committee Marketing, Communications and Institutional Image Committee Strategy Committee University Committee	April 2017
Carlos Olivos Marchant	Director	Audit Committee	April 2017
Lucía Santa Cruz Sutil	Director	Marketing, Communications and Institutional Image Committee University Committee	April 2017
Lisandro Serrano Spoerer	Director	Analysis and Resolution Committee Audit Committee	April 2017
Roberto Zahler Mayanz	Director	Asset and Liability Committee Market Committee	April 2017
Raimundo Monge Zegers	Alternate Director	Asset and Liability Committee Risk Committee Strategy Committee Transparency Committee	April 2017
Orlando Poblete Iturrate	Alternate Director		April 2017

Vittorio Corbo Lioi is our Chairman as of April 2014. He is one of Chile’s leading economists. In 2003, Mr. Corbo was named President of Chile’s Central Bank. Following the end of his tenure there, Mr. Corbo has been named to various boards and is currently a Senior Investigator at the Centro de Estudio Públicos (CEP), a local think tank. Mr. Corbo is a Director of Santander Spain and Banco Santander Mexico. Between 1991 and 1995 Mr. Corbo was an economic advisor to the Bank, and a member of the Board of Santander-Chile between 1995 and 2003. Mr. Corbo is a member of the Asset and Liability Committee, the Market Committee and the Risk Committee. Mr. Corbo has a Business Administration Degree from the Universidad de Chile and a Ph.D. in Economics from MIT.

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

Roberto Méndez Torres is our Second Vice Chairman. He is a former member of the Board of Old Santander-Chile, to which he was appointed in 1996. He is a member of the Clients and Service Quality Committee, the Executive Credit Committee, the Marketing Committee, the Risk Committee, the Strategy Committee and the University Committee. He is a professor of Economics at Universidad Católica de Chile. He has been Advisor to Grupo Santander-Chile since 1989. Mr. Méndez is President and Director of Adimark Chile Gfk and on the Board of the Chilean and German Chamber of Commerce. He is also a Director of Enex S.A. and Vice-Chairman of Universia S.A. Mr. Méndez is also a member of the Council of Paz Ciudadana and was a former President of ICARE. He graduated with a degree in Business Administration from Universidad Católica de Chile, and holds an MBA and a Ph.D. from the Graduate School of Business at Stanford University.

Juan Pedro Santa María Pérez became a Director on July 24, 2012 after having served as Corporate Legal Director for Grupo Santander Chile and Legal Counsel for Santander-Chile. He is also a Director at Santander Asset Management S.A. Mr. Santa María joined Santander-Chile in 2002, after the merger with Banco Santiago. Previous to that he was Legal Counsel for Banco Santiago and Banco O’Higgins. He has also been President of the Legal

Committee of the Asociación de Bancos e Instituciones Financieras de Chile for over 20 years and President Pro-Tempore of the Financial Law Committee of the Federación Lationamericana de Bancos (FELABAN). Mr. Santa María holds a degree in Law from the Pontificia Universidad Católica de Chile.

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

Mauricio Larraín Garcés became a Board member in April 2014. Previously he was our Chairman. He is a member of the Asset and Liability Committee, the Executive Credit Committee, the Human Resources Committee, the Marketing Committee, the Strategy Committee, and the University Committee. He is also President of Santander Chile Holding S.A. and Universia Chile S.A. He is also a Director of the Asociación de Bancos e Instituciones Financieras de Chile and Inversiones Volcán Choshuenco S.A. He is also a member of the Council of Paz Ciudadana and was a former President of ICARE. He is General Director of ESE Business School from Universidad de Los Andes. Mr. Larraín began working at Santander-Chile in 1989. Previously, he was Intendente (Director) of the SBIF, Manager of External Debt at Banco Central de Chile and a Senior Finance Specialist at the World Bank in Washington. He holds degrees in Law from Universidad Católica de Chile and from Harvard University.

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

Orlando Poblete Iturrate became an Alternate Director on April 22, 2014. Since 1991 Mr. Poblete has been a professor at the Universidad Los Andes. Between 1997 and 2004, he was Dean of the Law School and since 2014 he has been Chancellor of the university. He is also a partner at the law firm Orlando Poblete & Company. He is an arbitrator of the Centro de Arbitraje y Mediación de la Cámara de Comercio de Santiago. He has also been a Professor of Law at the University of Chile. Mr. Poblete is a lawyer from the University of Chile and has masters from the same university.

Senior Management

Our senior managers are as follows:

Senior Manager	Position	Date Appointed
Claudio Melandri	Chief Executive Officer	January 1, 2010
Miguel Mata	Chief Financial Officer	November 1, 2011
Gabriel Montoya	Financial Controller	April 1, 2009
Ricardo Martinez	Corporate Director of Internal Audit	September 1, 2013
Fred Meller	Global Banking and Markets	January 1, 2011
Julian Acuña	Manager Commercial Banking	July1, 2013
Franco Rizza	Manager Credit Risk	February 1, 2014
Jose Manuel Manzano	Manager Human Resources & Administration	September1, 2013
Felipe Contreras	Chief Accounting Officer	October 1, 2008
Pablo Correa	Manager Corporate Communications	March 1, 2012
Carlos Volante	Manager Clients and Service Quality	January 1, 2014
Cristian Florence	General Counsel	September 3, 2012

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

Ricardo Martinez is the Corporate Director of Internal Auditing, a position he has held since September 1, 2013. He has worked for Grupo Santander since 1998 in different position in Internal Auditing, including the Internal Director of Accounting, Audit Manager of Insurance and Asset Management and head auditor of Financial Risks. Mr. Martinez has a degree in Economic Sciences and Business from the Universidad Complutense of Madrid and a Masters in Business from the CIFF of the Universidad de Alcalá de Henares.

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

Julian Acuña Moreno became Manager of the Commercial Banking Division in July 2013. He joined Banco Santander in 1986, playing various roles of responsibility, including agent, Regional Manager, Product Manager and Retail Manager Corporate & Institutional Banking. He also held the position of vice president of Banco Santander’s business in Colombia. He is also a director of Santander Asset Management Santander Consumer. Mr. Julian Acuña is an accountant auditor from the Universidad Diego Portales.

José Manuel Manzano became Manager of Personnel, Organization and Cost of Banco Santander Chile Division in September 2013. Prior to that he was Corporate Director of Risk since July 2007, and Corporate Director of Human Resources for Santander-Chile since October 31, 2002. Previously, he served as Manager of Human Resources for Old Santander-Chile since 1999. He was also General Manager of Santander Fund Management and Managing Director of Bancassurance. He is also a Director of Santander Chile Holding S.A., Santander Asset Management S.A. and Santander S.A. Sociedad Securitizadora. Mr. Manzano holds an MBA and a degree in Business from Universidad Católica de Chile.

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

Carlos Volante became manager Customers and Quality of Banco Santander in January 2014. Joined the Santander Group in 1990, holding various responsibilities within the organization, including manager of the Branch Network, general manager of the Administrator of Mutual Funds , Mortgage manager, Product Manager and Monitoring Commercial Banking. He was also Executive Vice President of Commercial Banking at Banco de Venezuela Grupo Santander. Between 2012 and 2013 he was general manager of the Company Corona Commercial Credit Group. Carlos Volante is an accountant auditor from the University of Talca and attended the DPA and an MBA from the Universidad Adolfo Ibáñez and participates in the PADE program at the Universidad de los Andes.

Franco Rizza Is the Risk Division Manager since February 2014. Previously, he was director of the Department of Santander Global Recoveries, with scope for all countries where the Group has commercial banking activities outside Spain. Between 2010 and 2013 he was in charge of the operation of Banco Santander Risk in Uruguay. He joined the Group in 1989 in Argentina, where he held various positions of responsibility, including: Territorial Manager, Product Manager and Director of Standardized Risk. He has degrees in Business and Risk Management in Argentina and Spain.

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

B. Compensation

For the year ended December 31, 2013, the aggregate amount of compensation paid by us to all of our directors was Ch$1,083 million, in monthly stipends. For the year ended December 31, 2013, the aggregate amount of compensation paid by us to all of our executive officers and our management members was Ch$30,569 million (U.S.$58.3 million). At our annual shareholder meeting to be held on April 22, 2014, shareholders will be asked to approve a monthly stipend per director of UF 230 (U.S.$10,227), UF 460 (U.S.$20,454) for the Chairman of the Board and UF 345 (U.S.$15,341) for the Vice-Chairman of the Board. This amount will be increased by UF 30 per month (U.S.$1,334) if a Board member is named to one or more committees of the Board. The additional amount will be UF 60 (U.S.$2,668) for the President of a committee and UF 45 (U.S.$2,001) for the Vice-President of a committee. Shareholders will also be asked to approve the Audit Committee 2013 remuneration for its members. The remuneration is a 33% additional compensation over the monthly stipend received by a regular board member, or UF 77 (U.S.$3,423), totaling a monthly stipend of UF 307 (U.S.$13,651). This remuneration is in line with the new Chilean corporate governance law. In addition, we pay certain directors professional service fees for the consulting services that they render to us in their fields of expertise. For the year ended December 31, 2013, payments to our directors for consulting fees totaled Ch$622 million (U.S.$1.2 million).

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

Long-term incentive policy

The Board of Directors of the equity holders of Banco Santander S.A. (with its Central Office located in Spain, hereinafter the “Parent Company”), approved a long-term incentive plan which was ratified locally. This plan focuses on the Santander Group’s executive directors and certain executive employees in Spain and other Santander Group companies.

Stock performance plan

The plan includes a multi-year incentive plan compensated in shares by the Parent Company. The beneficiaries are Executive Directors, other Senior management members and other employees determined by the Directors Committee from the Parent Company or its deputy, the Executive Committee. These shares will be distributed if the following criteria are met:

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

 This plan involves the implementation of successive cycles of shares delivered to the beneficiaries. Each cycle lasts three years so, each year a new cycle will begin and, since 2009 onwards, another cycle will end. The aim is to establish a proper sequence between the end of the incentive program linked to the previous plan (I06) and the following cycles of this plan. Therefore, the first two cycles started in July, 2007. The first one lasted two years (PI09) and the second one adhered to the three year standard duration (PI10)

The commencement of the third-cycle (PI11) and fourth-cycle (PI12) incentive plans were approved by the Parent Company in June 2008 and 2010, respectively. These new plans consist of three-year cycles and are linked to the fulfillment of the predetermined objectives. In June, 2010, the fifth cycle (PI13) was approved. In June, 2011 the sixth and last plan of shares linked to the fulfillment of objectives (PI14) was approved. The first cycle (PI09) was cancelled on July 31, 2009, the second one (PI10) was cancelled on July 31, 2010, the third one (PI11) was cancelled on July 31, 2011, and the forth one (P12) was cancelled on July 31, 2012.

For each cycle, the maximum number of shares that may correspond to each beneficiary is established based on who had been active in the Group over the period covered by the plan. The objective -which fulfillment will determine the number of shares to be delivered- is defined by comparing the evolution of the Group with a group of financial entities of reference. It will be linked solely to the Total Shareholder Return (TSR). Regarding the plans approved prior to June 2008, the objectives that had determined the number of shares to deliver were defined by comparing the evolution of the Group with a group of financial entities of reference, linked to two parameters: the Total Shareholder Return (TSR) and the Growth of Earnings per Share (EPS).

The final number of shares to be granted in each cycle is determined by the degree of fulfillment of the objectives on the third anniversary of each cycle (with the exception of the first cycle, for which the second anniversary is used), and the shares are delivered within seven months from the date the cycle ends.

Regarding PI13, by the completion of the relevant cycle, the TSR was calculated relative to Santander and every entity of the reference group. The list of reference entities was ordered from largest to smallest, thus determining the percentage of shares to be delivered, on the basis of the following scale and according to the relative position of Santander within the group of financial entities for reference:

Santander’s position in the TSR Ranking	Maximum percentage of shares earned

1st to 5th	100.00%
6th	82.50%
7th	65.00%
8th	47.50%
9th	30.00%
10th and more	0.00%

As for PI14, the application of a certain criterion related to TSR will determine the percentage of shares to be delivered, on the basis of the following scale and according to the relative position of Banco Santander S.A. (Spain) within the group of financial entities of reference:

Position of Santander on the TSR Ranking	Percentage of shares earned above the average

1st to 5th	100.00%
6th	86.05%
7th	72.00%
8th	58.00%
9th	44.00%
10th	30.00%
11th to 17th	0.00%

If any of the entities of the reference group was to be acquired by a different company, it would be eliminated from the reference group. In such case, the percentage will be determined based on Santander`s placement in relation to the remaining entities, based on quartiles. If Santander falls within the first quartile (including the top 25th percentile) of the reference group, Santander will earn the highest share percentage, as noted above. No share will be earned if Santander falls below the average (50th percentile) of the reference group. If Santander equals the median (50th percentile), it will earn 30% of the maximum amount. Lastly, for positions in-between the average (50th percentile exclusive) and the first quartile (25th percentile exclusive), it will be calculated be means of linear interpolation.

As of December 31, 2013, the objectives were not met, so Plan I13 was terminated, however as of December 31, 2012, the objectives were met completely for Plan I12. Plan I14 is still active, so the Bank has recorded an amount of Ch$684 million (Ch$1,747 million as of December 31, 2012), which is included within the income of the specific period on which beneficiaries provided their services to Banco Santander Chile. This program had no effects on non-controlling interest. The fair value was calculated as described:

The fair value of each of those plans conceived by the Group is calculated on the grant date. Volatility is measured using an implied volatility model.

The calculation of the fair value of the stock plan linked to objectives is as follows:

-	It has been considered that the beneficiaries will not leave over the period of each plan.

-	The fair value of the relative position of the TSR was determined by the Banco Santander S.A.(Spain) on the grant date using the Monte Carlo valuation model with 10,000 simulations to determine the TSR for each of the reference financial institutions (benchmark), considering the aforementioned variables. The results (each of which represents the distribution of a number of shares) are classified in descending order through the calculation of the weighted average, and this amount is discounted at the risk-free interest rate.

	PI12	PI13	PI14
Expected volatility (*)	42.36%	49.65%	51.35%
Historical annual dividend return	4.88%	6.34%	6.06%
Risk-free interest rate	2.04%	3.33%	4.07%

(*) Determined based on the historical volatility of the corresponding period (three years).

The application of the simulations under the Monte Carlo model results in a percentage value representing the probability of vesting of 55.42% for the I12 plan, 62.62% for the I13 plan and 55.39% for the I14 plan. Fair value measurement takes into account market conditions (TSR and EPS) and we recognize compensation expense for employees who satisfy vesting conditions (such as service conditions).

This appraisal as the price per share (determined as an average of the 15 working days after April 1st of the year when each plan was implemented) determines the cost per share this benefit shall have for Chile.

Below is a table which provides a detail of the foregoing:

	Number of shares	Exercise price	Group of employees	Number of individuals	Maturity commencement of the exercise period	Date of termination of exercise period
		€

Options granted (Plan I12)	327,882	-	Manager	157	07-01-2009	06-30-2012
Options granted (Plan I12)	36,848	-	Other non-managerial positions	76	07-01-2009	06-30-2012
Plans in force on December 31, 2009	364,730

2010 Flow
Options granted (Plan I12)	564,339	-	Manager	170	07-01-2009	06-30-2012
Options granted (Plan I12)	43,787	-	Other non-managerial positions	63	07-01-2009	06-30-2012
Options granted (Plan I13)	310,902	-	Manager	166	07-01-2010	06-30-2013
Options granted (Plan I13)	65,148	-	Other non-managerial positions	68	07-01-2010	06-30-2013
Plans in force on December 31, 2010	1,348,906

2011 Flow
Options granted (Plan I12)	591,686	-	Manager	157	07-01-2009	06-30-2012
Options granted (Plan I12)	79,631	-	Other non-managerial positions	77	07-01-2009	06-30-2012
Options granted (Plan I13)	650,474	-	Manager	166	07-01-2011	06-30-2013
Options granted (Plan I13)	136,303	-	Other non-managerial positions	68	07-01-2011	06-30-2013
Options granted (Plan I14)	268,318	-	Manager	147	07-01-2012	06-30-2014
Options granted (Plan I14)	27,185	-	Other non-managerial positions	82	07-01-2012	06-30-2014
Plans in force on December 31, 2011	3,102,503

2012 Flow
Options granted Plan I12	601,101	-	Manager	157	07-01-2009	06-30-2012
Options granted Plan I12	63,254	-	Other non-managerial positions	77	07-01-2009	06-30-2012
Options granted Plan I13	501,456	-	Manager	166	07-01-2010	06-30-2013
Options granted Plan I13	129,076	-	Other non-managerial positions	114	07-01-2010	06-30-2013
Options granted Plan I14	508,144	-	Manager	147	07-01-2011	06-30-2014
Options granted Plan I14	46,810	-	Other non-managerial positions	82	07-01-2011	06-30-2014
Options exercised Plan I12	(2,085,008)	-	Manager	157	07-01-2009	06-30-2012
Options exercised Plan I12	(223,520)	-	Other non-managerial positions	77	07-01-2009	06-30-2012
Plans in force on December 31, 2012	2,643,816

2013 Flow
Plan I13 terminated (*)	(1,462,832)	-	Manager	166	-	-
Plan I13 terminated (*)	(330,527)	-	Other non-managerial positions	114	-	-
Plans in force on December 31, 2013	850,457

Plan I14	850,457

(*) Plan I13 does not comply with the assignation requirements

Pension Plans:

The Bank has an additional benefit available to its principal executives, consisting of a pension plan. The purpose of the pension plan is to endow the executives with funds for a better supplementary pension upon their retirement.

For this purpose, the Bank will match the voluntary contributions made by the beneficiaries for their future pensions with an equivalent contribution. The executives will be entitled to receive this benefit only when they fulfill the following conditions:

a.	The plan is aimed at the Group’s management
b.	The general requirement to apply for this benefit is that the employee must be carrying out his/her duties when turning 60 years old.
c.	The Santander Group will take on insurance (pension fund) for the employee’s behalf where it will pay (defined contribution) periodically.
d.	The Santander Group will be responsible for granting the benefits directly.

If the working relationship between the manager and the respective company ends, before s/he fulfills the abovementioned requirements, s/he will have no rights under this benefit plan. In the event of the executive’s death or total or partial disability, s/he will be entitled to receive this benefit.

The Bank will make contributions to this benefit plan on the basis of mixed collective insurance policies whose beneficiary is the Bank. The life insurance company with whom such policies are executed is not an entity linked or related to the Bank or any other Santander Group company.

Rights owned by the Bank due to the plan at the end of 2013 totaled Ch$ 5,171 million (Ch$ 5,584 million in 2012). The amount of the defined benefit plans has been quantified by the Bank, based on the following criteria:

Calculation method:

Use of the credit unit projected method which considers each working year as generating an additional amount of rights over benefits and values each unit separately. It is calculated based primarily on fund contributions, as well as other factors such as the legal annual pension limit, seniority, age and yearly income for each unit valued individually.

Actuarial assumptions:

Actuarial assumptions with respect to demographic and financial variables are non-biased and mutually compatible with each other. The most significant actuarial hypotheses considered in the calculations were:

	Plans post-employment	Plans post-employment
	2013	2012

Mortality chart	RV-2009	RV-2009
Termination of contract rates	5.0%	5.0%
Impairment chart	PDT 1985	PDT 1985

Assets related to the pension fund contributed by the Bank into the Seguros Euroamérica insurance company with respect to defined benefit plans are presented as net of associated commitments.

Activity for post-employment benefits is as follows:

	As of December 31,
	2013	2012
	MCh$	MCh$
Plan assets	5,171	5,584
Commitments for defined-benefit plans
For active personnel	(3,888)	(3,595)
Incurred by inactive personnel	-	-
Minus:
Unrealized actuarial (gain) losses	-	-
Balances at year end	1,283	1,989

Year’s cash flow for post-employment benefits is as follows:

	For the years ended December 31,
	2013	2012	2011
	MCh$	MCh$	MCh$

a) Fair value of plan assets
Opening balance	5,584	5,508	5,170
Expected yield of insurance contracts	247	326	403
Employer contributions	(660)	(250)	(65)
Actuarial (gain) losses (*)	-	-	-
Premiums paid	-	-	-
Benefits paid	-	-	-
Fair value of plan assets at year end	5,171	5,584	5,508
b) Present value of obligations
Present value of obligations opening balance	(3,594)	(3,143)	(953)
Net incorporation of Group companies	-	-	-
Service cost	(311)	(452)	(1.207)
Interest cost	-	-	-
Curtailment/settlement effect	-	-	-

Benefits paid	-	-	-
Past service cost	-	-	-
Actuarial (gain) losses	17	-	-
Other	-	-	-
Present value of obligations at year end	(3,888)	(3,595)	(2,160)
Net balance at year end	1,283	1,989	3,348

Plan expected profit:

	As of December 31,
	2013	2012	2011

Type of expected yield from the plan’s assets	UF + 2.50% annual	UF + 2.50% annual	UF + 2.50% annual
Type of yield expected from the reimbursement rights	UF + 2.50% annual	UF + 2.50% annual	UF + 2.50% annual

Plan associated expenses:

	For the years ended December 31,
	2013	2012	2011
	MCh$	MCh$	MCh$

Current period service expenses	311	452	1,207
Interest cost	-	-	-
Expected yield from plan’s assets	(247)	(326)	(403)
Expected yield of insurance contracts linked to the Plan:
Extraordinary allocations	-	-	-
Actuarial (gain)/ losses recorded in the period included in other comprehensive income	(17)	-	-
Past service cost	-	-	-
Other	-	-	-
Total	47	126	804

C. Board Practices

The Bank is in the process of changing the members of the Committees based on the results of the recent Board election, but as of April 30, 2014 these Committees remained unchanged.

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

This committee is also responsible for:

•	Presenting to the Board of Directors a list of candidates for the selection of an external auditor.

•	Presenting to the Board of Directors a list of candidates for the selection of rating agencies.

•	Overseeing and analyzing the results of the external audit and the internal reviews.

•	Coordinating the activities of internal auditing with the external auditors’ review.

•	Overseeing and coordinating the Bank’s operational risk policies

•	Analyzing the interim and year-end financial statements and reporting the results to the Board of Directors.

•	Analyzing the external auditors’ reports and their content, procedures and scope.

•	Analyzing the rating agencies’ reports and their content, procedures and scope.

•	Obtaining information regarding the effectiveness and reliability of the internal control systems and procedures.

•	Analyzing the information systems performance, and its sufficiency, reliability and use in connection with decision-making processes.

•	Obtaining information regarding compliance with the company’s policies regarding the due observance of laws, regulations and internal rules to which the company is subject.

•	Investigating suspicious and fraudulent activities (including conflicts).

•	Analyzing the reports of the inspection visits, instructions and presentations of the SBIF.

•	Obtaining information, analyzing and verifying the company’s compliance with the annual audit program prepared by the internal audit department.

•	Informing the Board of Directors of accounting changes and their effects.

•	Examining on an annual basis the compensation plans of high level executives and managers.

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

Board member	Position in Committee
Mauricio Larraín	Chairman
Oscar von Chrismar	Vice-Chairman
Vittorio Corbo	Second Vice-Chairman
Marco Colodro	Member
Roberto Zahler	Member
Raimundo Monge	Member

The main functions of the ALCO are:

•	Making the most important decisions regarding interest rate risk, funding, capital and liquidity levels.

•	Review of the Bank’s main gaps (foreign currency and inflation gap).

•	Review of the evolution of the most relevant local and international markets and monetary policies.

Market Committee

The Market Committee includes the Vice-Chairman of the Board, three additional members of the Board, the Chief Executive Officer, the Manager of Global Banking and Markets, the Manager of the Treasury Division, the Manager of the Financial Management Division, the Manager of Market Risk, the Financial Controller and other senior members of management.

Board member	Position in Committee
Oscar von Chrismar	Chairman
Roberto Zahler	Vice-Chairman
Vittorio Corbo	Second Vice-Chairman
Mauricio Larraín	Member
Marco Colodro	Member

The Market Committee is responsible for:

•	Establishing a strategy for the Bank’s trading portfolio.

•	Establishing the Bank’s policies, procedures and limits with respect to its trading portfolio. The Bank’s Market Risk Department measures all risks and limits and reports these to the Market Committee.

•	Reviewing the evolution of the most relevant local and international markets and monetary policies.

Executive Credit Committee

The Executive Credit Committee is comprised of the following Board members:

Board member	Position in Committee
Mauricio Larraín	Chairman
Oscar von Chrismar	Vice-Chairman
Marco Colodro	Second Vice-Chairman
Roberto Méndez	Member

In addition, this committee also includes: the Corporate Director of Risk, the CEO, the Corporate Legal Counsel, the Manager of Global Banking, the Corporate Director of Human Resources and Administration (this is a newly-created position) and two senior members of the Credit Risk department, who present the loans being reviewed. The Executive Credit Committee meets weekly and performs the following main functions:

•	Reviews the main client exposures by: economic sector, geography, type of risk and segment.

•	Supervises and review the main credit risk indicators (NPLs, coverage, impaired loans, etc.).

•	Takes notes, analyzes and follows up on the observations and recommendations of the regulatory bodies and the external and internal auditors on credit-risk-related issues.

•	Reviews the loan positions reviewed by the Senior Credit Committee above U.S.$10 million and approves those loan positions greater than U.S.$40 million.

The Credit Risk Department must present to the Board on a monthly basis. In this presentation all loans above U.S.$5 million that were granted in the previous month must be reviewed. In addition, any other theme or subject of importance regarding credit risk is also presented (for example a proposal to change a provisioning model must be presented and approved by the Board). Finally, at least once a year, the Credit Risk Department presents a report to assure the Board that our loan loss allowances are adequate for all known and estimated incurred losses.

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

D. Employees

As of December 31, 2013, on a consolidated basis, we had 11,516 employees, 8,845 of whom were bank employees, 298 of whom were employees of our subsidiaries and 2,373 were employees of entities controlled by the Bank through other considerations. We have traditionally enjoyed good relations with our employees and their unions. Of the total headcount of us and our subsidiaries, 8,746 or 75.9% were unionized. In May 2014, a new collective bargaining agreement was signed, which went into effect on January 1, 2014 and which expires on December 31, 2018, though it may be renegotiated ahead of schedule with the consent of management and the union. We generally apply the terms of our collective bargaining agreement to unionized and non-unionized employees. The following chart summarizes the number of employees employed by the bank.

Employees	As of December 31, 2013
Executives	684
Professionals	5,296
Administrative	5,536
Total	11,516

E. Share Ownership

No director or executive officer owns more than 1% of the shares of Santander-Chile. As of December 31, 2013, the following directors and executives held shares in Santander-Chile:

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

Shareholder	Number of Shares	Percentage
Santander Chile Holding S.A.	66,822,519,695	35.46%
Teatinos Siglo XXI Inversiones S.A..	59,770,481,573	31.72%

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

The number of outstanding shares of Santander-Chile (of which there is only one class, being ordinary shares) at December 31, 2013, was 188,446,126,794 shares, without par value. Santander-Chile’s shares are listed for trading on the Chilean Stock Exchanges and on the NYSE in connection with the registration of ADRs. The market capitalization of Santander-Chile at December 31, 2013 on the Chilean stock exchange was Ch$ 5,740,069 million and U.S.$ 11,104 million on the NYSE. At December 31, 2013, Santander-Chile had 12,176 holders of its ordinary shares registered in Chile, including JP Morgan as Depositary (the “Depositary”) of Santander-Chile’s ADS Program. Other than the information disclosed in this section, there are no arrangements to the knowledge of Santander-Chile that can result in a change of control of Santander-Chile. As of December 31, 2013, there were a total of 25 ADR holders on record. Since some of these ADRs are held by nominees, the number of record holders may not be representative of the number of beneficial holders

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

The table below shows loans and accounts receivable and contingent loans with related parties. For more information, see “Note 37—Transactions with Related Parties” in our Audited Consolidated Financial Statements appearing elsewhere in this Annual Report:

	As of December 31,
	2013				2012				2011
	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn

Loans and accounts receivables
Commercial loans	47,305	618	4,022	51,141	46,790	668	2,910	57,723	39,708	663	2,234	65,512
Mortgage loans	-	-	15561	-	-	-	15089	-	-	-	15657	-
Consumer loans	-	-	2061	-	-	-	1513	-	-	-	1808	-
Loans and accounts receivables	47,305	618	21,644	51,141	46,790	668	19,512	57,723	39,708	663	19,699	65,512
Provision for loan losses	(238)	(3)	(44)	(6)	(329)	(3)	(39)	(9)	(54)	(1)	(39)	(23)
Net loans	47,067	615	21,600	51,135	46,461	665	19,473	57,714	39,654	662	19,660	62,489
Guarantees	124,420	-	19,237	2,326	9	-	17,909	1,349	25,311	-	18,244	1,241
Contingent loans
Personal guarantees	-	-	-	-	-	-	-	-	-	-	-	-
Letters of credit	30,714	-	-	-	25,697	-	-	-	187	-	-	-
Guarantees	172,274	-	-	9,989	34,897	-	-	1,443	12,778	-	-	569
Contingent loans	202,988	-	-	9,989	60,594	-	-	1,443	12,965	-	-	569
Provisions for contingent loans	(22)	-	-	(4)	(15)	-	-	(2)	(63)	-	-	(1)
Net contingent loans	202,966	-	-	9,985	60,579	-	-	1,441	12,902	-	-	568

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

The largest related party loan, which matures on March 23, 2015 and has an annual rate of U.S.$ + 1.24%, by the Bank to Telefónica Chile S.A. and had an amount outstanding of Ch$30,624 million (U.S.$58 million).

The table below shows assets and liabilities with related parties:

	As of December 31,
	2013				2012				2011
	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Assets
Cash and deposits in banks	5,306	-	-	-	5,357	-	-	-	178,567	-	-	-
Trading investments	-	-	-	-	-	-	-	-	-	-	-	-
Investments under resale agreements	-	-	-	-	-	-	-	-	-	-	-	-
Financial derivative contracts	557,026	-	-	-	526,734	-	-	-	506,880	-	-	-
Available for sale investments	-	-	-	-	-	-	-	-	-	-	-	-
Other assets	2,460	-	-	-	4,339	-	-	-	4,617	-	-	-

Liabilities
Deposits and other demand liabilities	58,030	10,406	2,783	23,300	65,386	2,563	2,286	17,211	5,057	4,009	1,425	16,782
Investments under repurchase agreements	59,703	-	-	-	92,862	-	-	-	137,191	-	-	-
Time deposits and other time liabilities	54,212	299	3,774	156,977	97,449	373	2,842	39,193	248,206	368	3,627	41,732
Financial derivative contracts	537,162	-	-	-	387,903	-	-	-	396,538	-	-	-
Issued debt instruments	96,872	-	-	-	67,368	-	-	-	1,683	-	-	-
Other financial liabilities	3,912	-	-	-	103,207	-	-	-	58,848	-	-	-
Other liabilities	462	-	-	-	1,241	-	-	-	1,339	-	-	-

Other transactions with related parties

During the years ended December 31, 2013, 2012 and 2011, the Bank had the following significant income (expenses) from services provided to (by) related parties:

	2013				2012				2011
	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Income (expense) recorded
Income and expenses from interests and readjustments	(8,812)	50	1,065	(1,082)	(11,660)	54	948	(2,819)	(17,892)	54	1,289	(3,683)
Income and expenses from fees and services	-	75	120	3,615	(1,191)	59	114	214	387	38	110	196
Net income from financial and foreign exchange operations(*)	(8,690)	-	(4)	(1,534)	241,424	-	(1)	107	38,744	-	5	392
Other operating revenues and expenses	955	-	-	-	643	-	-	-	519	-	-	-
Income for Investments in other companies (**)	78,122	-	-	-	-	-	-	-	-	-	-	-
Key personnel compensation and expenses	-	-	(31,652)	-	-	-	(30,999)	-	-	-	(32,773)	-
Administrative and other expenses	(28,371)	(30,758)	-	-	(23,121)	(20,461)	-	-	(13,303)	(25,509)	-	-

Totals	33,204	(30,633)	(30,471)	999	206,095	(20,348)	(29,938)	(2,498)	8,455	(25,417)	(31,369)	(3,095)

(*) Primarily relates to derivative contracts used to financially cover exchange risk of assets and liabilities that cover positions of the Bank and its subsidiaries.

(**) Corresponds to the profit from the sale of the Santander Asset Management S.A. Administradora General de Fondos subsidiary.

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

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Financial Information

See “Item 18. Financial Statements.”

Legal Proceedings

We are subject to certain claims and are party to certain legal and arbitration proceedings in the normal course of our business, including claims for alleged operational errors. We do not believe that the liabilities related to such claims and proceedings are likely to have, in the aggregate, a material adverse effect on our consolidated financial condition or results of operations. For the years ended December 31, 2013, the Disclosure Committee of Santander-Chile has defined a significant legal proceeding as that implying an estimated incurred loss greater than an established cut-off amount. This cut-off amount is calculated as 16% of the following amount: 5% of average net income for the past two years, reduced by 30% for prudence. As of December 31, 2013, this cut-off totaled Ch$2,725 million (U.S.$5.2 million). As of December 31, 2013, there were no legal proceedings exceeding that amount. There are no material proceedings in which any of our directors, any members of our senior management, or any of our affiliates is either a party adverse to us or our subsidiaries or has a material interest adverse to us or our subsidiaries.

Upon the recommendation of our legal advisors, we estimate that our aggregate liability if all legal proceedings were determined adversely to us could result in significant losses not estimated by us. As of December 31, 2013, we have set aside Ch$428 million (U.S.$0.8 million) as provisions for these legal actions. These provisions are presented in “Contingency Provisions” in the Consolidated Statements of Financial Position. In addition, there are other lawsuits for UF26,512 (Ch$618 million or US$1.2 million), which primarily relate to the litigation between Santander Corredores de Seguros Limitada and its clients for leasing assets.

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

	Santiago Stock Exchange		NYSE
	Common Stock		ADS(2)
	High	Low	High	Low
	(Ch$ per share(1))		(U.S.$ per ADS)
Annual Price History
2009	31.00	18.23	54.60	28.16
2010	47.37	30.74	64.78	31.22
2011	43.65	31.94	99.44	59.40
2012	41.01	31.40	33.96	26.10
2013	36.23	27.62	30.59	21.38

	Santiago Stock Exchange		NYSE
	Common Stock		ADS(2)
	High	Low	High	Low
	(Ch$ per share(1))		(U.S.$ per ADS)
Quarterly Price History
2011
1st Quarter	43.65	35.63	70.63	60.59
2nd Quarter	42.23	39.80	71.88	59.40
3rd Quarter	42.93	34.53	99.44	66.73
4th Quarter	38.80	31.94	97.02	91.28
2012
1st Quarter	41.00	31.40	33.96	26.10
2nd Quarter	40.73	34.74	33.75	27.60
3rd Quarter	37.97	32.47	30.83	27.23
4th Quarter	34.86	31.40	29.44	26.10
2013
1st Quarter	36.23	33.41	30.59	28.34
2nd Quarter	33.49	28.20	28.31	21.93
3rd Quarter	33.49	27.62	26.79	21.56
4th Quarter	33.15	28.21	26.20	21.38
Monthly Price History
Oct-13	33.15	30.84	26.20	24.45
Nov-13	31.16	28.86	24.37	22.24
Dec-13	30.46	28.21	23.57	21.38
Jan-14	30.66	26.81	23.13	19.35
Feb-14	30.49	27.19	22.26	19.34
Mar-14	32.10	29.96	23.44	20.93
Apr-14 (through April 29, 2014)	34.17	31.59	24.52	23.02

B.	Plan of Distribution

Not applicable

C.	Nature of Trading Market

Nature of Trading Market

Shares of our common stock are traded on the Chilean Stock Exchanges. Each ADS represents 400 shares of common stock. ADRs have been issued pursuant to the Deposit Agreement, dated as of August 4, 2008, among Santander-Chile, the Depositary and all holders from time to time of ADRs. On October 22, 2012, this agreement was amended and the number of shares per ADS was changed from 1,039 to 400 shares. As of December 31, 2013, 75,218,321 ADSs were outstanding (equivalent to 30,087,328,471 shares of common stock or 15.97% of the total number of issued shares of common stock).

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

Meetings and Voting Rights

An ordinary annual meeting of shareholders is held within the first four months of each year. The ordinary annual meeting of shareholders is the corporate body that approves the annual financial statements, approves all dividends in accordance with the dividend policy determined by our Board of Directors, elects the Board of Directors and approves any other matter that does not require an extraordinary shareholders’ meeting. The last ordinary annual meeting of our shareholders was held on April 22, 2014. Extraordinary meetings may be called by our Board of Directors when deemed appropriate, and ordinary or extraordinary meetings must be called by our Board of Directors when requested by shareholders representing at least 10.0% of the issued voting shares or by the SBIF. Notice to convene the ordinary annual meeting or an extraordinary meeting is given by means of three notices which must be published in a newspaper of our corporate domicile (currently Santiago) or in the Official Gazette in a prescribed manner, and the first notice must be published not less than 15 days nor more than 20 days in advance of the scheduled meeting. Notice must also be mailed 15 days in advance to each shareholder and given to the SBIF and the Chilean Stock Exchanges. Currently, we publish our official notices in the El Mercurio newspaper of Santiago.

The quorum for a shareholders’ meeting is established by the presence, in person or by proxy, of shareholders representing at least an absolute majority of the issued shares. If a quorum is not present at the first meeting, the meeting can be reconvened (in accordance with the procedures described in the previous paragraph) and, upon the meeting being reconvened, shareholders present at the reconvened meeting are deemed to constitute a quorum regardless of the percentage of the shares represented. The shareholders’ meetings pass resolutions by the affirmative vote of an absolute majority of those voting shares present or represented at the meeting. The vote required at any shareholders’ meeting to approve any of the following actions, however, is a two-thirds majority of the issued shares:

•	a change in corporate form, spin-off or merger;

•	an amendment of the term of existence, if any, and the early dissolution of the bank;

•	a change in corporate domicile;

•	a decrease of corporate capital previously approved by the SBIF, provided it is not reduced below the legal minimum capital;

•	a decrease in the number of directors previously approved by the SBIF;

•	the approval of contributions and appraisal of properties other than cash, in those cases where it is permitted by the General Banking Act;

•	the amendment of authority of the general shareholders’ meeting or the restriction of the authority of the Board of Directors;

•	the transfer of 50.0% or more of the corporate assets, regardless of whether it includes liabilities, or the implementation or amendment of any business plan that contemplates the transfer of 50.0% or more of the corporate assets;

•	a change in the manner of distribution of profits established in the by-laws;

•	any non-cash distribution in respect of the shares;

•	the repurchase of shares of stock in the Bank; or

•	the approval of material related-party transactions when requested by shareholders representing at least 5.0% of the issued and outstanding shares with right to vote if they determine that the terms and conditions of those transactions are not favorable to the interests of the bank or if two independent assessments of those transactions requested by the Board materially differ from each other.

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

The following discussion summarizes certain Chilean tax and United States federal income tax consequences to beneficial owners arising from the ownership and disposition of our common stock or ADSs. The summary does not purport to be a comprehensive description of all potential Chilean and United States federal income tax considerations that may be relevant to a decision to own or dispose of our common stock or ADSs and is not intended as tax advice to any particular investor. This summary does not describe any tax consequences arising under the laws of any state, locality or other taxing jurisdiction other than Chile and the United States. There is currently no income tax treaty between the United States and Chile. However, the U.S. government and the government of Chile signed on February 4, 2010 the Proposed Income Tax Treaty between the United States of America and the Republic of Chile (the “Proposed U.S.-Chile Treaty”), which is now subject to ratification by the U.S. Senate and Chilean Congress If the Proposed U.S.-Chile Treaty becomes effective, U.S. investors should consult their tax advisers as to the applicability of the treaty in their particular circumstances.

Material Tax Consequences of Owning Shares of Our Common Stock or ADSs

Chilean Taxation

The following is a summary of certain Chilean tax consequences of the ownership and disposition of shares of our common stock or of ADSs evidenced by ADRs by Foreign Holders (as defined herein). The summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to own or dispose shares of our common stock or ADSs and does not purport to address the tax consequences applicable to all categories of investors, some of whom may be subject to special rules. Holders of shares of our common stock or ADSs are advised to consult their tax advisers concerning the Chilean and other tax consequences of the ownership and disposition of shares of our common stock or of ADSs evidenced by ADRs.

The description of Chilean tax laws set forth below is based on Chilean laws in force as of the date of this Annual Report and is subject to any changes in such laws occurring after the date of this Annual Report. These changes can be made on a retroactive basis, but may not be used retroactively against taxpayers who acted in good faith relying on regulations or interpretations that were in force at that moment.

For purposes of this summary, the term “Foreign Holder” means either (1) in the case of an individual, a person who is not resident or domiciled in Chile; or (2) in the case of a legal entity, a legal entity that is not organized under the laws of Chile, unless the shares of our common stock or ADSs are assigned to a branch or a permanent establishment of such entity in Chile. For purposes of Chilean taxation, (a) an individual holder is resident in Chile if he or she has remained in Chile for more than six months in one calendar year, or a total of more than six months in two consecutive fiscal years, and (b) an individual is domiciled in Chile if he or she resides in Chile with the actual or presumptive intent of staying in Chile.(intention that can be evidenced by circumstances such as the acceptance of an employment in Chile or the relocation of one´s family to Chile)

The Income Tax Law provides that a Foreign Holder is subject to income taxes on his/her incomes of Chilean sources. For this purposes, Chilean source income means earnings from activities performed within Chilean territory or from sale, disposition or other transactions in connection with assets or goods located in Chile.

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

The effective rate of Withholding Tax to be imposed on dividends paid by us will vary depending upon the amount of First Category Tax paid by us on the earnings underlying the dividends. The statutory rate for the First Category Tax attributed to earnings generated during the fiscal year 2008, 2009 and 2010 was 17.0%. And for fiscal years 2011, 2012 and 2013 was 20%. The example below illustrates the effective Chilean Withholding Tax burden on a cash dividend received by a Foreign Holder, assuming a Withholding Tax rate of 35%, a statutory First Category Tax rate of 20% and a distribution of all of the net proceeds available after payment of the First Category Tax.

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

Taxation of Capital Gains

Gain realized on the sale, exchange or other disposition by a Foreign Holder of ADSs will not be subject to Chilean taxation, provided that such sale or disposition occurs outside Chile or that it is performed under the rules of Title XXIV of the Chilean Securities Market Law, as amended by Law No. 19,601, dated January 18, 1999. The deposit and withdrawal of shares of common stock in exchange for ADSs will not be subject to any Chilean taxes.

Gain recognized on a sale or exchange of shares of common stock (as distinguished from sales or exchanges of ADSs representing such shares of common stock) by a Foreign Holder will be subject both to First Category Tax (currently imposed at a rate of 20%) and Withholding Tax (the first can be used as credit against the second) if (1) the Foreign Holder has held such shares of common stock for less than one year since exchanging ADSs for the shares of common stock, (2) the Foreign Holder acquired and disposed of the shares of common stock in the ordinary course of its business or as a regular trader of stock or (3) the sale is made to a company in which the Foreign Holder holds an interest. In certain other cases where the Foreign Holder of shares of common stock has some connection with Chile, gain on the disposition of shares of common stock will be subject only to First Category Tax as a single tax (currently imposed at a rate of 20%).

The sale of shares of common stock by a Foreign Holder to an individual or entity non-resident or domiciled in Chile is subject to a provisional withholding. Such a provisional withholding will be equal to (i) 5% of the total amount to remit, without any deduction, paid to, credited to or putted at the disposal of the Foreign Holder if the transaction is subject to the First Category Tax as a single tax, unless the gain subject to taxation can be determined, in which case the withholding will be equal to the rate of First Category Tax (currently 20%) on the gain, or (ii) the difference between Withholding Tax (35%) and First Category Tax (20%) rates, which currently would be 15%, of the total amount to remit, without any deduction, paid to, credited to or putted at the disposal of the Foreign Holder, if the transaction is subject to both First Category and Withholding Tax, unless the gain subject to taxation can be determined, in which case the withholding will be equal to a 35% on the gain. . For income tax purposes, the capital gain shall be the difference between the sales price and the acquisition cost of the stock. The tax basis of shares of common stock received in exchange for ADSs will be the acquisition value of such shares. The valuation procedure set forth in the deposit agreement, which values shares of common stock that are being exchanged at the highest price at which they trade on the Santiago Stock Exchange on the date of the exchange, generally will determine the acquisition value for this purpose. Consequently, the conversion of ADSs into shares of common stock and sale of such shares of common stock for the value established under the deposit agreement will not generate a capital gain subject to taxation in Chile.

In the case where ADSs were exchanged for shares and the subsequent sale of the shares is made on a day that is different than the date on which the exchange is recorded, capital gains subject to taxation in Chile may be generated. On October 1, 1999, the Chilean Internal Revenue Service issued Ruling No. 3708 whereby it allowed Chilean issuers of ADSs to amend the Deposit Agreements in which they are parties in order to include a clause that states that, in the case that the exchanged shares are sold by the ADSs’ holder on a Chilean Stock Exchange, either on the same day on which the exchange is recorded in the shareholders’ registry of the issuer or within the two prior business days to such date, the acquisition price of such exchanged shares shall be the price registered in the invoice issued by the stock broker that participated in the sale transaction. Consequently, as we have included this clause in the form of ADRs attached to the deposit agreement, the capital gain that may be generated if the shares received in exchange for ADSs were sold within two days prior to the date on which the exchange is recorded will not be subject to taxation.

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

If the Proposed U.S.-Chile Treaty becomes effective, it may further restrict the amount of Chilean tax, if any, imposed on gains derived from the sale or exchange of shares of common stock by U.S. residents eligible for the benefits of the treaty. If the Proposed Tax Treaty becomes effective, U.S. investors should consult their tax advisers as to the applicability of the treaty in their particular circumstances.

Other Chilean Taxes

No Chilean inheritance, donation or succession taxes apply to the transfer or disposition of the ADSs by a Foreign Holder, but such taxes generally will apply to the transfer at death or by donation of shares of our common stock by a Foreign Holder. No Chilean stamp, issue, registration or similar taxes or duties apply to Foreign Holders of shares or ADSs.

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

Chilean Tax Reform Bill

Chilean National Congress is currently discussing a new tax reform that, among others, will change the Corporate Tax rate (First Category rate). The statutory tax rate is expected to increase to 21% in business year 2014, 22.5% in 2015, 24% in 2016 and to 25% from 2017 onwards. The tax reform will also change the way that investments are taxed with personal income taxes, and we assume the same will happen to foreign investors. The Chilean tax system is integrated, which means that the Corporate Tax rate is basically an advance payment of individual taxes. Under the current system only dividends are considered as taxable income, and if the Tax Reform Bill is passed, personal/withholding taxable income will include all the net income of the investment, no matter the dividend payout ratio. Therefore, under the tax reform, the effective withholding tax rate will be dependent on the dividend payout ratio.

As the Bill proposed could be amendment during the Parliamentary discussion, we recommended Foreign Investor to consult their personal tax advisers in order to verify the applicability of the Tax Reform in their particular circumstances.

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

Passive Foreign Investment Company Rules

Based on proposed Treasury regulations (the “Proposed Regulations”), which are proposed to be effective for taxable years beginning after December 31, 1994, we believe that we were not a “passive foreign investment company” (a “PFIC”) for U.S. federal income tax purposes for the year ended December 31, 2013. However, since the Proposed Regulations may not be finalized in their current form and since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among others, less than 25 percent owned equity investments) from time to time, there can be no assurance that we will not be a PFIC for any taxable year. If we were a PFIC for any taxable year during which you held an ADS or a share of our common stock, certain adverse tax consequences could apply to you.

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

A.	Risk Committee

The Risk Committee is responsible for revising and following all risks that may affect us, including reputation risk, allowing for an integral risk management. This committee serves as the governing body through which the Board supervises risk in general. It also evaluates the reasonability of the systems for measurement and control of risks.

•	Credit risk

•	Market risk

•	Operational risk

•	Solvency risk (BIS)

•	Legal risks

•	Compliance risks

•	Reputational risks

This Committee includes the Vice Chairman of the Board and five Board members. This committee also includes the CEO, the Director of Risk, the CRO and other senior level executives from the commercial side of our business: The Board members of this committee are:

Board member	Position in Committee
Oscar von Chrismar	Chairman
Marco Colodro	Member
Vittorio Corbo	Member
Roberto Méndez	Member
Raimundo Monge	Member
Juan Pedro Santa María	Member

Below is an organizational chart of the Risk Department:

B.	Credit risk:

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

In addition, this committee also includes: the Corporate Director of Risk, the CEO, the Corporate Legal Counsel, the Manager of Global Banking, the Corporate Director of Human Resources and Administration (this is a newly-created position) and two senior members of the Credit Risk Department, who present the loans being reviewed. The Executive Credit Committee meets weekly and performs the following main functions:

•	Reviews the main client exposures by: economic sector, geography, type of risk and segment.

•	Supervises and reviews the main credit risk indicators (non-performing loans, coverage, impaired loans, etc.).

•	Takes notes, analyzes and follows up on the observations and recommendations of the regulatory bodies and the external and internal auditors on credit-risk-related issues.

•	Reviews the loan positions reviewed by the Senior Credit Committee above U.S.$10 million and approves those loan positions greater than U.S.$40 million.

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

2.	Role of Santander Spain’s Global Risk Department: Credit Risk

In matters regarding Credit Risk, Santander Spain’s Global Risk Department has the following role:

•	All credit risks greater than U.S.$40 million (U.S.$60 million for financial institutions), after being approved locally, are reviewed by Santander Spain. This additional review ensures that no global exposure limit is being breached.

•	In standardized risks, the consumer and mortgage scoring models are developed locally but are reviewed and approved by Santander Spain’s Global Risk Department.

•	For each scoring model, a monthly Risk Report is prepared, which is reviewed locally and is also sent to Santander Spain’s Global Risk Department. This report includes the evolution of basic credit risk parameters such as: loan amounts, non-performance, charge offs and provisions.

•	Monthly, the Controller of the Risk Department sends a report to Santander Spain’s Global Risk Department covering all the main indicators regarding credit risk and the evolution of credit risk as compared to the budgeted levels.

B.	Operational risks

All issues regarding operational risks in the Bank fall under the Non-Financial Risk Department that reports to the Risk Department. Below is an organization chart of this department.

All operational risks are measured in this Department and reported simultaneously to local management and the Board through various channels.

1.	Audit Committee

On a monthly basis, the Director of Risk and the Manager of Operational Risk inform the Audit Committee of the most important events regarding operational risks. In addition, the Audit Committee also has the role of establishing the main policies and strategies regarding operational risk. The periodic reviews performed by the different operational risk committees are submitted to the Audit Committee, where senior level executive and the board are informed of these events. The members of the Audit Committee are:

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

D.	Market Risks

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

The main decisions that relate to market risk for the Bank and the limits regarding market risk are made in the Asset and Liability Committee and the Market Committee. The measurement and oversight of market risks is performed by the Market Risk Department. Below is a list of the main reports produced by the Market Risk Department and who they are addressed to:

Report	Unit	Objective	Addressed to:	Periodicity
Daily Global Report	Market risks	Give a global vision of the market, positions, risks, sensitivity, vision and alerts of the trading and non-trading positions	Market Risk (local and global), Senior Management, Internal Auditors	Daily
Stress Test	Market risks	Stress test report over the Bank's trading and ALCO books	Market Risk (local and global), Senior Management, Internal Auditors	Monthly
Sensitivity Analysis	Market risks	Sensitivity analysis of the ALCO book	Market Risk (local and global), Senior Management, Internal Auditors	Daily
Fixed income positions	Market risks	Fixed income positions and general information	Market Risk (local and global), Senior Management, Internal Auditors	Daily
Interest rate gap	Market risks	Interest rate gap sensitivity and limit levels	Market Risk (local and global), Senior Management, Internal Auditors	Monthly
Liquidity gap	Market risks	Liquidity levels and limits	Market Risk (local and global), Senior Management, Internal Auditors	Monthly
Market report	Market risks	Main market indicators and evolution	Market Risk (local and global), Senior Management, Internal Auditors	Daily
VaR	Market risks	VaR position and limits	- Market risk (local and global) and Senior Management	Daily
Trading Portfolio Limits	Market risks	Trading book evolution, instruments and limits	Market Risk (local and global), Senior Management, Internal Auditors	Daily
Largest depositors	Market risks	Largest 20 and largest 50 depositors	- Market risk (local and global) and Senior Management	Weekly
Follow-up report	Market risks	summary of Market risk infomation for Senior Management	Market Risk (local and global), Senior Management (local and global), Internal Auditors	Monthly
Liquidity stress-test	Market risks	Liquidity stress test simulation	Market Risk (local and global), Senior Management, Internal Auditors	Quarterly
Interest rate risk	Market risks	Interest rate risk report, limits and estimates of results form interest rate risk	- Market risk (local and global), Maanger of Global banking and markets, Manager of Treasury, Manager of Market Making and Prop Trading	Daily
Backtesting	Market risks	Backtsting of VaR estimates to actual results	Market Risk (local and global), Senior Management, Internal Auditors	Weekly
PNL Treasury	Market risks	Treasury income statement	- Market risk (local and global), Maanger of Global banking and markets, Manager of Treasury, Manager of Market Making and Prop Trading	Daily

Santander-Chile’s governance rules have established the existence of two high-level committees that, among other things, function to monitor and control market risks: the Asset and Liability Committee and the Market Committee.

1.	Asset and Liability Committee

The Asset and Liability Committee (“ALCO”) includes the Chairman of the Board and five additional members of the Board, the Chief Executive Officer, the Corporate Financial Controller, the Manager of the Financial Management Division, the Manager of Market Risk, the Manager of the Treasury Division and other senior members of management. The ALCO meets monthly. All limits reviewed by the ALCO are measured and prepared by the Market Risk Department. The non-Board members of the ALCO meet weekly to review liquidity, funding, capital and market risk related matters.

Board member	Position in Committee
Mauricio Larraín	Chairman
Oscar von Chrismar	Vice-Chairman
Vittorio Corbo	Second Vice-Chairman
Marco Colodro	Member
Roberto Zahler	Member
Raimundo Monge	Member

The main functions of the ALCO are:

•	Making the most important decisions regarding interest rate risk, funding, capital and liquidity levels. The main limits set and monitored by the ALCO (and measured by the Market Risk Department) are:

Risk	Measure

Sensitivity Capital

Interest rates	Sensibilidad NIM

Regulatory market risk limits

Regulatory limit 30 Days

Liquidity	Regulatory limit 90 Days

Internal liquidity limit

BIS ratio

Capital	BIS ratio with market risk

Bis ratio with market and operational risk

Intergroup exposure: Derivatives, deposits, loans
Foreign
exposures	Foreign assets: Derivatives, Deposits, Loans

•	Review of the Bank’s main gaps (foreign currency and inflation gap).

•	Review of the evolution of the most relevant local and international markets and monetary policies.

2. Market Committee

The Market Committee includes the Vice-Chairman of the Board, three additional members of the Board, the Chief Executive Officer, the Manager of Global Banking and Markets, the Manager of the Treasury Division, the Manager of the Financial Management Division, the Manager of Market Risk, the Financial Controller and other senior members of management.

Board member	Position in Committee
Oscar von Chrismar	Chairman
Roberto Zahler	Vice-Chairman
Vittorio Corbo	Second Vice-Chairman
Mauricio Larraín	Member
Marco Colodro	Member

The Market Committee is responsible for:

•	Establishing a strategy for the Bank’s trading portfolio.

•	Establishing the Bank’s policies, procedures and limits with respect to its trading portfolio. The Bank’s Market Risk Department measures all risks and limits and reports these to the Market Committee.

•	Reviewing the evolution of the most relevant local and international markets and monetary policies.

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

3. Market Risk: Quantitative Disclosure

Impact of inflation

Our assets and liabilities are denominated in Chilean pesos, Unidades de Fomento (UF) and foreign currencies. The Bank no longer recognizes inflation accounting and has eliminated price-level restatement in line with IFRS, but inflation impacts our results of operations as some loan and deposit products are contracted in UF. The UF is revalued in monthly cycles. Each day in the period beginning on the tenth day of the current month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect a proportionate amount of the change in the Chilean Consumer Price Index during the prior calendar month. One UF equaled Ch$ 23.309,56 at December 31, 2013, Ch$22,840.75 at December 31, 2012, and Ch$22,294.03 at December 31, 2011. High levels of inflation in Chile could adversely affect the Chilean economy and could have an adverse effect on our business, financial condition and results of operations. Negative inflation rates also negatively impact our results. Inflation measured as the annual variation of the UF was 2.1% in 2013, 2.5% in 2012, and 3.9% in 2011. There can be no assurance that Chilean inflation will not change significantly from the current level. Although we currently benefit from moderate levels of inflation, due to the current structure of our assets and liabilities (i.e., a significant portion of our loans are indexed to the inflation rate, but there are no corresponding features in deposits or other funding sources that would increase the size of our funding base), there can be no assurance that our business, financial condition and result of operations in the future will not be adversely affected by changing levels of inflation. In summary:

•	UF-denominated assets and liabilities. The effect of any changes in the nominal peso value of our UF-denominated interest earning assets and interest bearing liabilities is reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest income and expense, respectively. Our net interest income will be positively affected by an inflationary environment to the extent that our average UF-denominated interest earning assets exceed our average UF-denominated interest bearing liabilities. Our net interest income will be negatively affected in a deflationary environment if our average UF-denominated interest earning assets exceed our average UF-denominated interest bearing liabilities. Our net interest income will be negatively affected by inflation in any period in which our average UF-denominated interest bearing liabilities exceed our average UF-denominated interest earning assets.

•	Inflation and interest rate hedge. A key component of our asset and liability policy is the management of interest rate risk. The Bank’s assets generally have a longer maturity than our liabilities. As the Bank’s mortgage portfolio grows, the maturity gap tends to rise as these loans, which are contracted in UF, have a longer maturity than the average maturity of our funding base. As most of our long term financial instruments and mortgage loans are contracted in UF and most of our deposits are in nominal pesos, the rise in mortgage lending increases the Bank’s exposure to inflation and to interest rate risk. The size of this gap is limited by internal and regulatory guidelines in order to avoid excessive potential losses due to strong shifts in interest rates (see “Item 11. Quantitative and Qualitative Disclosures About Market Risk”). In order to keep this duration gap below regulatory limits, the Bank issues long term bonds denominated in UF or interest rate swaps. The financial cost of the bonds and the efficient part of these hedges is recorded as net interest income. In 2013, the loss from the swaps taken in order to hedge mainly for inflation and interest rate risk and included in net interest income totaled a loss of Ch$67,239 million compared to a loss of Ch$57,118 million in 2012 and a loss of Ch$58,775 million in 2011.

•	The average gap between our total assets and total liabilities linked to the inflation, including hedging was Ch$3,735,888 million in 2013 compared to Ch$3,106,779 million in 2012 and Ch$2,349,038 million in 2011. In the year ended December 31, 2013, the net gain from inflation sensitive income was Ch$359,029 million an increase of 15.5% compared to 2012. The lower UF inflation rate in 2013 compared to 2012 was compensated by a larger UF gap, which was due to the growth of funding, mainly deposits in nominal pesos.

*Includes hedging

	As of December 31,			% Change	% Change
Inflation sensitive income	2013	2012	2011	2013/2012	2012/2011
	(In millions of Ch$)
Interest earned on UF assets(1)	631,953	648,594	703,286	(2.6%)	(7.8%)
Interest paid on UF liabilities(1)	(218,304)	(280,695)	(388,349)	(22.2%)	(27.7%)
Hedging results	(67,239)	(57,118)	(58,775)	17.7%	(2.8%)
Net gain	346,410	310,781	256,162	11.5%	21.3%

(1)	Excludes results from hedging.

•	Peso-denominated assets and liabilities. Interest rates prevailing in Chile during any period primarily reflect the inflation rate during the period and the expectations of future inflation. The sensitivity of our peso-denominated interest earning assets and interest bearing liabilities to changes to such prevailing rates varies. See “Item 5. Operating and Financial Review and Prospects—C. Operating Results—Interest Rates.” We maintain a substantial amount of non-interest bearing peso-denominated demand deposits. Because such deposits are not sensitive to inflation, any decline in the rate of inflation would adversely affect our net interest margin on inflation indexed assets funded with such deposits, and any increase in the rate of inflation would increase the net interest margin on such assets. (See “Item 11. Quantitative and Qualitative Disclosures About Market Risk”). The ratio of the average of such demand deposits and average shareholder’s equity to average interest-earning assets was 30.0%, 29.4% and 27.3% for the years ended December 31, 2013, 2012 and 2011, respectively.

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

UF-denominated deposits to peso-denominated deposits, which generally bear higher interest rates, thereby adversely affecting our net interest margin.

As of December 31, 2013, the breakdown of maturities of assets and liabilities is as follows:

	On-Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 5 years	More than 5 years	Total
Interest-earning assets:
Cash and deposits in banks	1,571,810	-	-	-	-	-	1,571,810
Cash items in process of collection	604,077	-	-	-	-	-	604,077
Trading investments	-	10,018	17	-	203,608	73,924	287,567
Investment under resale agreements	-	-	17,469	-	-	-	17,469
Financial derivative contracts	-	168,785	99,471	225,617	565,329	434,816	1,494,018
Interbank loans	1,224	66,264	56,901	1,060	-	-	125,449
Loans and accounts receivables from customers	773,387	2,173,231	1,776,530	3,533,313	6,367,870	6,310,981	20,935,312
Available for sale investments	-	228,997	240,018	627,052	275,281	329,645	1,700,993
Total interest-earning assets	2,950,498	2,647,295	2,190,406	4,387,042	7,412,088	7,149,366	26,736,695
Interest-bearing liabilities:
Deposits and other demand liabilities	5,620,763	-	-	-	-	-	5,620,763
Cash items in process of being cleared	276,379	-	-	-	-	-	276,379
Obligations under repurchase agreements	-	185,140	18,466	5,366	-	-	208,972
Time deposits and other time liabilities	104,233	5,351,489	2,333,001	1,743,525	87,380	55,644	9,675,272
Financial derivative contracts	-	126,238	89,018	223,031	508,206	345,292	1,291,785
Interbank borrowings	8,199	104,490	216,472	1,201,070	152,146	-	1,682,377
Issued debt instruments	-	470,600	688,261	590,027	1,548,733	1,901,037	5,198,658
Other financial liabilities	97,027	568	1,111	2,992	29,685	58,398	189,781
Total interest-bearing liabilities	6,106,601	6,238,525	3,346,329	3,766,011	2,326,150	2,360,371	24,143,987

The following table sets forth our average daily balance of liabilities for the years ended December 31, 2013, 2012 and 2011, in each case together with the related average nominal interest rates paid thereon.

	2013			2012			2011
	Average Balance	% of Total Average Liabilities	Average Nominal Rate	Average Balance	% of Total Average Liabilities	Average Nominal Rate	Average Balance	% of Total Average Liabilities	Average Nominal Rate
	(millions of Ch$, except percentages)
Savings accounts	103,760	0.4%	1.9%	102,420	0.4%	2.5%	103,085	0.4%	3.6%
Time deposits	9,949,401	36.8%	4.5%	9,659,815	38.5%	5.2%	9,107,719	37.7%	4.9%
Central Bank borrowings	221	0.0%	6.3%	4,469	0.0%	5.2%	3,097	0.0%	6.0%
Repurchase agreements	266,883	1.0%	5.6%	369,338	1.5%	4.2%	249,174	1.0%	3.5%
Mortgage finance bonds	102,778	0.4%	8.0%	131,070	0.5%	8.6%	174,224	0.7%	9.2%
Other interest bearing liabilities	6,850,953	25.3%	4.7%	5,927,893	23.6%	5.3%	6,128,052	25.4%	5.2%
Subtotal interest bearing liabilities	17,273,996	63.9%	4.6%	16,195,005	64.5%	5.3%	15,765,351	65.2%	5.1%

Non-interest bearing liabilities
Non-interest bearing deposits	4,620,849	17.1%		4,177,432	16.6%		3,575,544	14.8%

180

	2013			2012			2011
	Average Balance	% of Total Average Liabilities	Average Nominal Rate	Average Balance	% of Total Average Liabilities	Average Nominal Rate	Average Balance	% of Total Average Liabilities	Average Nominal Rate
	(millions of Ch$, except percentages)
Derivatives	1,467,723	5.4%		1,141,169	4.5%		1,457,638	6.1%
Other non-interest bearing liabilities	1,325,975	4.9%		1,395,112	5.6%		1,340,699	5.6%
Shareholders’ equity	2,349,448	8.7%		2,187,716	8.8%		1,994,487	8.3%
Subtotal non-interest bearing liabilities	9,763,995	36.1%		8,901,429	35.5%		8,368,368	34.8%
Total liabilities	27,037,991	100.0%		25,096,434	100.0%		24,133,719	100.0%

Foreign exchange fluctuations

The Chilean government’s economic policies and any future changes in the value of the Chilean peso against the U.S. dollar could adversely affect our financial condition and results of operations. The Chilean peso has been subject to significant devaluation in the past and may be subject to significant fluctuations in the future. The Central Bank exchange rate depreciated 9.4% in 2013, which led to a pickup in CPI inflation in 2013. See “Item 3. Key Information—A. Selected Financial Data—Exchange Rates.”

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

Our current strategy is not to maintain a significant difference between the balances of our assets and liabilities in foreign currencies. In 2013, 2012 and 2011, the Bank’s spot position in foreign currency held more liabilities than assets in foreign currencies, mainly U.S. dollars as a result of an ample supply of U.S.$ deposits from companies that receive export revenues, foreign correspondent bank loans and bonds issued abroad. This difference is usually hedged using forwards and cross-currency swaps. In general, the Bank is not permitted, due to guidelines set by the ALCO, to open a meaningful gap in foreign currency. Therefore, all foreign currency risk is included in the trading portfolio and is measured using VaR. The translation gain or loss over assets and liabilities (excluding derivatives held for trading) is included as foreign exchange transactions in the income statement. The translation and mark-to-market of foreign currency derivatives held for trading is recognized as a gain or loss in the net results from mark-to-market and trading. The composition on our assets and liabilities at December 31, 2013 by foreign currency was as follows:

Non-Trading U.S.$ portfolio (in millions of U.S.$)
Assets		Liabilities
Loans	4,481	Client deposits	2,916
Fixed assets	367	Long-term market funding	6,397
Financial investments	1,484	Short-term market funding	1,758
Derivatives	4,781	Other liabilities	42
Total	11,113	Total	11,113

Including the trading portfolio, as of December 31, 2013, the net difference between assets and liabilities in foreign currency was a net liability position of U.S.$2.5 million and the average difference between assets and liabilities in foreign currency in 2013 was a net asset position of U.S.$1.5 million. Both figures include derivatives used to hedge foreign currency risk. Below is a graph that illustrates the net daily foreign currency position in 2013.

We also set an absolute limit on the size of Santander-Chile’s consolidated net foreign currency trading position, which is equivalent to the maximum differential allowed between assets and liabilities in foreign currencies, including hedging of this gap. The limit on the size of the net foreign currency position is determined by the Market Committee and is calculated and monitored by the Market Risk Department. At December 31, 2013, this was equal to U.S.$200 million. This limit in various other currencies is as follows:

Currency	Limit (in millions of U.S.$)
U.S. dollars	200
Euros	75
Yen	22.5
Real	15
Mexican peso	15
Colombian peso	15
Other European currencies	15
Other Latin American currencies	7.5
Other currencies	3.75
Total Limit	200

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

	December 31, 2013	December 31, 2012
	Ch$ million
Balance as of (1):
Financial investments for trading	287,567	338,287
Available for sale investments	1,700,993	1,826,158
Encumbered assets (net) (2)	(71,896)	(151,620)
Net cash (3)	248,073	(195)
Net interbank deposits (4)	984,666	875,537
Total liquidity portfolio	3,149,403	2,888,167

	December 31, 2013	December 31, 2012
	Ch$ million
Average balance as of:
Financial investments for trading	412,012	488,367
Available for sale investments	1,706,631	2,008,324
Encumbered assets (net) (2)	(100,021)	(72,399)
Net cash (3)	29,812	89,849
Net interbank deposits (4)	858,699	501,561
Total liquidity portfolio	2,907,134	3,015,702

(1)	The figures used by the Financial Management Division to calculate liquidity portfolio are prepared in accordance with the Bank’s local Chilean Bank GAAP financial statements.

(2)	Assets encumbered through repurchase agreements are deducted from the liquidity portfolio

(3)	Cash minus reserve requirements

(4)	Includes overnight deposits in the Central Bank, domestic banks and foreign banks

The Bank must also comply with regulatory limits imposed by the SBIF and the Central Bank that are the following:

•	The sum of the liabilities with a maturity of less than 30 days may not exceed the sum of the assets with a maturity of less than 30 days by more than an amount greater than our capital. This limit must be calculated in local currency and foreign currencies together as one gap. At December 31, 2013 the percentage of (i) our liabilities with a maturity of less than 30 days in excess of our assets with a maturity of less than 30 days to (ii) our capital and reserves was 30%.

•	The sum of the liabilities in foreign currency with a maturity of less than 30 days may not exceed the sum of the assets in foreign currency with a maturity of less than 30 days by more than an amount greater than our capital. At December 31, 2013 the percentage of (i) our liabilities with a maturity of less than 30 days in foreign currency in excess of our assets in foreign currency with a maturity of less than 30 days to (ii) our capital and reserves was 16%.

•	The sum of the liabilities with a maturity of less than 90 days may not exceed the sum of the assets with a maturity of less than 90 days by more than 2 times our capital. This limit must be calculated in local currency and foreign currencies together as one gap. At December 31, 2013 the percentage of (i) our liabilities with a maturity of less than 90 days in excess of our assets with a maturity of less than 90 days to (ii) our capital and reserves was -22%.

Market risk management

The Bank’s internal management of market risk is based chiefly on the procedures and standards of Santander Spain, which are in turn based on analysis of management in three principal components:

•	trading portfolio;

•	local financial management portfolio; and

•	foreign financial management portfolio.

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

We do not calculate three separate VaRs. We calculate a single VaR for the entire trading portfolio, which in addition is segregated by risk type. The VaR software performs a historical simulation and calculates a Profit and Loss Statement (P&L) for 520 data points (days) for each risk factor (fixed income, foreign currency and variable income.) The P&L of each risk factor is added together and a consolidated VaR is calculated with 520 points or days of data. At the same time a VaR is calculated for each risk factor based on the individual P&L calculated for each individual risk factor . Furthermore, a weighted VaR is calculated in the manner described above, but which gives a greater weighting to the 30 most recent data points. The larger of the two VaRs is the one that is reported. In 2013, 2012 and 2011, we used the same VaR model and there has been no change in methodology or assumptions for subsequent periods.

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

At no time in 2013, 2012 and 2011 did the Bank exceed the VaR limits in respect of the three components which comprise the trading portfolio: fixed–income investments, variable–income investments and foreign currency investments. We perform back-testing daily and generally find that trading losses exceed our VaR estimate approximately one out of every 100 trading days. At the same time, we set a limit to the maximum VaR that we are willing to accept over our trading portfolio. In 2013, the Bank remained within the maximum limit it had set for VaR, including those instances in which the actual VaR exceeded the estimate.

The high, low, and average levels for each component and each year below were as follows:

Consolidated	2013	2012	2011
	(in millions of U.S.$)
VaR:
High	3.48	4.62	11.02
Low	1.06	0.96	2.39
Average	1.72	2.33	6.07

Fixed–income investments:
High	2.39	4.99	11.18
Low	0.97	0.95	2.54
Average	1.57	2.24	6.09

Variable–income investments:
High	0.19	0.07	0.23
Low	0.00	0.00	0.00
Average	0.00	0.00	0.07

Consolidated	2013	2012	2011
	(in millions of U.S.$)

Foreign currency investments:
High	3.20	3.23	3.87
Low	0.06	0.03	0.09
Average	0.69	0.66	0.9

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

Limitations of the sensitivity models

The most important assumption is the use of a 100 basis point change in the yield curve (57 basis points for the real rates). The Bank uses a 100 basis point change because sudden changes of that magnitude are considered realistic. The Santander Spain Global Risk Department has established comparable limits by country, to be able to compare, monitor and consolidate the market risk by country in a realistic and orderly way. In addition, the sensitivity simulation methodology should be interpreted with consideration for the following limitations:

•	The simulation of scenarios assumes that the volumes remain in the Bank’s Consolidated General Balance Sheet and are always renewed at maturity, thereby omitting the fact that certain credit risk and prepayment considerations may affect the maturity of certain positions.

•	This model assumes an identical change along the entire length of the yield curve and takes no account of the different movements for different maturities.

•	The model takes no account of the sensitivity of volumes which results from interest rate changes.

•	The limits to losses of budgeted financial income are calculated on the basis of the financial income foreseen for the year, which may not be actually earned, meaning that the real percentage of financial income at risk may be higher than the expected one.

Market Risk – Financial management portfolio – December 31, 2013, 2012 and 2011

	2013		2012		2011
	Effect on net interest income	Effect on equity	Effect on net interest income	Effect on equity	Effect on net interest income	Effect on equity
Financial management portfolio – local currency (in millions of Ch$)
Loss limit	35,500	167,530	37,300	167,530	22,380	167,530
High	28,923	86,196	26,233	100,175	19,823	107,745
Low	21,129	69,729	13,885	85,546	590	71,805
Average	25,124	77,849	20,054	92,312	9,053	93,328

Financial management portfolio – foreign currency (in millions of U.S.$)
Loss limit	30.0	30.0	40.0	44.0	44.0	44.0
High	17.2	26.0	24.3	14.7	22.8	16.0
Low	2.1	2.3	3.7	4.5	3.0	1.2
Average	10.2	18.6	12.8	11.7	14.1	7.8

Financial management portfolio – consolidated (in millions of Ch$)
Loss limit	35,500	167,530	39,200	167,530	37,300	167,530
High	28,958	86,212	26,437	100,201	21,149	107,845
Low	21,204	69,787	17,037	85,566	7,032	71,863
Average	25,146	77,891	21,165	92,457	13,004	93,417

Market risk –Regulatory method

The following table illustrates our market risk exposure according to the Chilean regulatory method, as of December 31, 2013. This information is sent to the SBIF on a quarterly basis. Our maximum exposure to long-term interest rate fluctuations is set at 35% of regulatory capital and is approved by the board of directors.

Regulatory Market Risk	As of December 31, 2013
(Ch$ million)
Market risk of trading portfolio (EMR)
Interest rate risk of trading portfolio	90,095
Foreign currency risk of trading portfolio	4,635
Risk from interest rate options	80,236
Risk from foreign currency options	39
Total market risk of trading portfolio	175,005
10% x Risk-weighted assets	2,227,256
Subtotal	2,402,261
Limit = Regulatory Capital	2,828,488
Available margin	426,227

Non-trading portfolio market risk
Short-term interest rate risk	78,126
Inflation risk	82,091
Long-term interest rate risk	545,263
Total market risk of non-trading portfolio	705,480

Regulatory Market Risk	As of December 31, 2013
(Ch$ million)

Regulatory limit of exposure to short-term interest rate and inflation risk
Short-term exposure to interest rate risk	78,126
Exposure to inflation risk	82,091
Limit: 20% of (net interest income + net fee income sensitive to interest rates)	213,883
Available margin	53,666

Regulatory limit of exposure to long-term interest rate risk
Long-term exposure to interest rate risk	545,263
35% of regulatory capital	989,971
Available margin	444,708

Derivative activities

At December 31, 2013, 2012 and 2011, derivatives are valued at market price on the balance sheet and the net unrealized gain (loss) on derivatives is classified as a separate line item on the income statement. Notional amounts are not recorded on the balance sheet. Banks must mark to market derivatives. A derivative financial instrument held for trading purposes must be marked to market and the unrealized gain or loss recognized in the income statement. The SBIF recognizes three kinds of hedge accounting: (i) cash flow hedges, (ii) fair value hedges and (iii) hedging of foreign investments.

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

We classify some of our derivative financial instruments as being held for trading, due to the guidelines from the SBIF. However, substantially all of our derivatives are not actually used for speculative purposes or trading. We use derivatives to hedge our exposure to foreign exchange, interest rate and inflation risks. We had the following derivative financial instruments portfolio as of December 31, 2013, 2012 and 2011:

As of December 31, 2013
	Notional amounts			Fair Value
	Within 3 months	After 3 months but within one year	After one year	Assets	Liabilities
(Ch$ million)
Fair value hedge derivative instruments
Currency forwards	-	-	-	-	-
Interest rate swaps	-	55,000	375,599	9,951	1,009
Cross currency swaps	-	233,824	899,293	63,528	1,736
Call currency options	-	-	-	-	-
Call interest rate options	-	-	-	-	-
Put currency options	-	-	-	-	-
Put interest rate options	-	-	-	-	-
Interest rate future	-	-	-	-	-
Other Derivatives	-	-	-	-	-

Subtotal	-	288,824	1,274,892	73,479	2,745

	As of December 31, 2013
	Notional amounts			Fair Value
	Within 3 months	After 3 months but within one year	After one year	Assets	Liabilities
	(Ch$ million)

Cash Flow hedge derivative instruments
Currency forwards	-	-	-	-	-
Interest rate swaps	-	-	-	-	-
Cross currency swaps	522,451	937,529	661,676	60,453	13,908
Call currency options	-	-	-	-	-
Call interest rate options	-	-	-	-	-
Put currency options	-	-	-	-	-
Put interest rate options	-	-	-	-	-
Interest rate future	-	-	-	-	-
Other Derivatives	-	-	-	-	-

Subtotal	522,451	937,529	661,676	60,453	13,908

Derivative instruments for trading
Currency forwards	14,972,304	9,801,554	1,749,378	198,130	188,340
Interest rate swaps	4,526,349	11,332,697	25,005,852	241,528	242,563
Cross currency swaps	1,634,855	3,927,402	14,246,746	915,099	840,718
Call currency options	443,944	42,805	5,557	1,327	2,398
Call interest rate options	-	7,031	-	-	-
Put currency options	428,638	38,450	2,936	3,831	1,108
Put interest rate options	-	-	-	-	-
Interest rate future	-	-	-	-	-
Other Derivatives	54,777	-	-	171	5

Subtotal	22,060,867	25,149,939	41,010,469	1,360,086	1,275,132

Total	22,583,318	26,376,292	42,947,037	1,494,018	1,291,785

	As of December 31, 2012
	Notional amounts			Fair Value
	Within 3 months	After 3 months but within one year	After one year	Assets	Liabilities
	(Ch$ million)
Fair value hedge derivative instruments
Currency forwards	–	–	–	–	–
Interest rate swaps	95,200	397,092	395,471	12,647	4,054
Cross currency swaps	25,396	14,975	671,942	12,716	4,361
Call currency options	–	–	–	–	–
Call interest rate options	–	–	–	–	–
Put currency options	–	–	–	–	–
Put interest rate options	–	–	–	–	–
Interest rate future	–	–	–	–	–
Other Derivatives	–	–	–	–	–

Subtotal	120,596	412,067	1,067,413	25,363	8,415

Cash Flow hedge derivative instruments
Currency forwards	13,704	–	–	–	298
Interest rate swaps	–	–	–	–	–
Cross currency swaps	268,693	666,668	689,045	1,851	52,589
Call currency options	–	–	–	–	–
Call interest rate options	–	–	–	–	–
Put currency options	–	–	–	–	–
Put interest rate options	–	–	–	–	–
Interest rate future	–	–	–	–	–
Other Derivatives	–	–	–	–	–

Subtotal	282,397	666,668	689,045	1,851	52,887

Derivative instruments for trading
Currency forwards	17,560,012	7,109,216	563,301	159,624	187,304
Interest rate swaps	4,578,678	9,882,478	13,752,690	204,800	230,380
Cross currency swaps	1,126,961	3,215,654	11,639,636	899,174	665,100
Call currency options	413,452	8,032	–	567	1,485
Call interest rate options	3,917	14,458	12,481	24	20
Put currency options	402,234	1,928	–	1,777	516
Put interest rate options	–	–	–	–	–
Interest rate future	–	–	–	–	–
Other Derivatives	19,415	–	–	32	54

Subtotal	24,104,669	20,231,766	25,968,108	1,265,998	1,084,859

Total	24,507,662	21,310,501	27,724,566	1,293,212	1,146,161

	As of December 31, 2011
	Notional amounts			Fair Value
	Within 3 months	After 3 months but within one year	After one year	Assets	Liabilities
	(Ch$ million)
Fair value hedge derivative instruments
Currency forwards	–	–	–	–	–
Interest rate swaps	–	368,885	444,845	22,374	35
Cross currency swaps	30,989	–	277,469	20,498	869
Call currency options	–	–	–	–	–
Call interest rate options	–	–	–	–	–
Put currency options	–	–	–	–	–
Put interest rate options	–	–	–	–	–
Interest rate future	–	–	–	–	–
Other Derivatives	–	–	–	–	–

Subtotal	30,989	368,885	722,314	42,872	904

Cash Flow hedge derivative instruments
Currency forwards	–	–	–	–	–
Interest rate swaps	–	–	–	–	–
Cross currency swaps	284,875	1,234,882	394,050	94,544	713
Call currency options	–	–	–	–	–
Call interest rate options	–	–	–	–	–
Put currency options	–	–	–	–	–
Put interest rate options	–	–	–	–	–
Interest rate future	–	–	–	–	–
Other Derivatives	–	–	–	–	–

Subtotal	284,875	1,234,882	394,050	94,544	713

Derivative instruments for trading
Currency forwards	14,305,612	8,473,390	604,935	264,574	217,022
Interest rate swaps	5,527,118	11,459,132	13,716,043	265,084	302,327
Cross currency swaps	1,405,419	2,511,430	10,688,479	934,045	769,203
Call currency options	36,180	23,502	–	740	560
Call interest rate options	5,855	18,773	29,672	68	256
Put currency options	14,416	17,503	–	750	1,017
Put interest rate options	–	–	–	–	–
Interest rate future	–	–	–	–	–
Other Derivatives	102,084	1,694	–	219	400

Subtotal	21,396,684	22,505,424	25,039,129	1,464,480	1,290,785

Total	21,712,548	24,109,191	26,155,493	1,601,896	1,292,402

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

In 2013, the Depositary made direct payments and reimbursements to us in the gross amount of U.S.$821,921 for expenses related to investor relations of which 30% was withheld for tax purposes in the U.S.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

As of December 31, 2013, the Bank, under the supervision and with the participation of the Bank’s management, including its Disclosure Committee, the Chief Executive Officer, the Chief Financial Officer and the Financial Controller, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). There are, as described below, inherent limitations to the effectiveness of any control system, including disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

Based on such evaluation, the Bank’s Disclosure Committee, the Chief Executive Officer, the Chief Financial Officer and the Financial Controller concluded that the Bank’s disclosure controls and procedures were effective in ensuring that information relating to the Bank, including its consolidated subsidiaries, required to be disclosed in the reports it files under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (2) accumulated and communicated to the management, including its Disclosure Committee and principal financial officers as appropriate to allow timely decisions regarding required disclosure.

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

Under the supervision and with the participation of the Bank’s management, including the Disclosure Committee, the Chief Executive Officer, the Chief Financial Officer and the Financial Controller, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

Based on this assessment, our management concluded that, as of December 31, 2013, our internal control over financial reporting was effective based on those criteria.

Our internal control over financial reporting as of December 31, 2013 has been audited by an independent registered public accounting firm, as stated in its report, which follows below.

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

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

  Banco Santander Chile

We have audited the internal control over financial reporting of Banco Santander Chile and subsidiaries (the “Bank”) as of December 31, 2013, based on criteria established in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Bank’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Bank’s internal control over financial reporting based on our audit.

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

In our opinion, the Bank maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the consolidated financial statements as of and for the year ended December 31, 2013 of the Bank and our report dated April 30, 2014 expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the translation of Chilean peso amounts into U.S. dollar amounts in conformity with the basis stated in Note 1e. and that such U.S. dollar amounts are presented solely for the convenience of readers in the United States of America.

/s/ Deloitte

April 30, 2014

Santiago, Chile

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Amounts paid to the auditors for statutory audit and other services were as follows:

	2013	2012
	(in millions of Ch$)
Audit Fees
- Statutory audit	478	494
- Audit-related regulatory reporting	256	255
Tax Fees
- Compliance	–	–
- Advisory Services	34	67
All Other Fees	657	219
Total	1,425	1,035

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

Tax fees: Consist of fees billed for related services that were specifically related to tax related matters such as assuring the Bank was in compliance with tax laws and other tax advisory services.

Other fees: Consist of fees related to preparing various forms and prospectuses.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In 2013, neither Santander-Chile nor any of its affiliates purchased any of Santander-Chile’s equity securities.

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

Summary of Corporate Governance Standards

Santander-Chile has adopted diverse measures to promote good corporate governance. Among the measures adopted are:

•	Board of Directors mainly composed of professionals not related to Santander Spain, our parent company.

•	Active participation of Directors in main committees of the Bank.

•	All personnel must subscribe to a code of ethics and good conduct. Those who interact directly with the capital markets must also subscribe to an additional code of conduct.

•	Segregation of functions in order to assure adequate management of risks. Commercial areas separated from back office areas. Risk management independent of commercial areas. Main credit decisions taken in committees.

•	Internal Auditing Area clearly independent from the Administration.

•	The Bank also has an Internal Compliance Division that oversees the fulfillment of the Bank’s codes of conduct.

Santander-Chile has a commitment to transparency. This includes:

•	Equal treatment for all shareholders: one share equals to one vote.

•	Monthly publication of the Bank’s results by the SBIF.

•	Quarterly report of a detailed analysis of Bank results published by us at least 30 days after the close of each interim quarter and 40 days after close of the full year.

•	Quarterly conference call open to the public.

•	All information relevant to the public available immediately on the web page www.santander.cl.

•	Ample and periodic coverage of the Bank by international and local stock analysts.

•	The Bank has five credit risk ratings by five independent rating agencies, domestic and international.

In addition, our corporate governance practices reflect the Santander Spain corporate governance framework described below.

In December 2012, primarily in response to the requirements of the European Banking Authority, our controlling shareholder, Santander Spain, adopted a corporate governance framework (Marco de Gobierno Interno del Grupo Santander). The purpose of the framework is to organize and standardize the corporate governance practices of Santander Spain and its most significant subsidiaries, including us, in order to enhance the ability of Santander Spain to manage the risks arising from its operations around the world.

The three pillars of the framework are (i) an organizational model based on functions subject to internal governance, (ii) terms of reference according to which Santander Spain exercises control and oversight over its subsidiaries and participates in specific decisions at the subsidiary level and (iii) corporate models establishing common guidelines for the management and control of Santander Spain’s subsidiaries, subject to local autonomy considerations. In general, the framework purports to implement organizational and procedural changes rather than mandating particular substantive outcomes. However, in some cases, and subject to the limitations set forth in the framework, the framework states that Santander Spain may require that its subsidiaries make substantive changes or take specific actions. The framework enables Santander Spain to participate in the decision-making processes of its subsidiaries by requiring its approval of certain decisions that may have a significant impact on the Santander Group as a whole due to their significance or potential risk, such as decisions relating to mergers and acquisitions, capital structure, dividends and risk appetite, among other things. The framework also requires that a single person at each subsidiary be in charge of each function subject to internal governance and gives Santander Spain the authority to participate in the appointment, evaluation and compensation of each such person.

By its own terms, the framework as a whole is premised on the legal and financial autonomy of the subsidiaries and does not empower Santander Spain to supplant its subsidiaries’ decision-making processes. Moreover, each of the three pillars of the framework is explicitly made subject to local legal requirements. Our Board of Directors approved the adoption of this corporate governance framework in April 2013, subject to certain overarching principles:

•	the precedence of applicable laws and regulations and orders of competent authorities over the framework to the extent they are in conflict; and

•	the disclosure of the adoption of the corporate governance framework to the public and to our employees and subsidiaries.

As a result of the precedence given to local legal requirements in the framework itself and in our Board of Directors’ adopting resolutions, we do not expect that the adoption of the corporate governance framework will affect our ability to comply with applicable corporate governance regulations, including SEC and NYSE rules applicable to foreign private issuers. For example, although one provision of the framework states that we must obtain Santander Spain’s approval for our audit plan and that Santander Spain may request additional audits at its discretion, to the extent that this provision of the framework would prevent our audit committee from fulfilling any of the requirements of applicable SEC or NYSE rules (including, for example, the audit committee’s obligation to be directly responsible for the appointment, compensation, retention and oversight of the work of any registered public accounting firm engaged for the purpose of preparing an audit report), we understand that this provision would be limited so as not to conflict with such requirements due to the precedence given to local legal requirements in the framework and our adopting resolutions. Similarly, we understand that the authorities given to Santander Spain under the framework to approve certain decisions by us and to approve the compensation of certain persons in charge of functions subject to internal governance are limited by the framework and the adopting resolutions so as not to limit the ability of members of our audit committee to make independent decisions or take independent actions as required by the audit committee independence requirements of applicable SEC and NYSE rules.

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

BANCO SANTANDER-CHILE

By:	/s/ Cristian Florence
Name:	Cristian Florence
Title:	General Counsel

Date: April 30, 2014

FINANCIAL

STATEMENTS 2013	Banco Santander Chile

CONTENT

Deloitte

Auditores y Consultores Limitada

RUT: 80.276.200-3

Rosario Norte 407

Las Condes, Santiago

Chile

Fono: (56-2) 2729 7000

Fax: (56-2) 2374 9177

e-mail: deloittechile@deloitte.com

www.deloitte.cl

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Banco Santander Chile

We have audited the accompanying consolidated statements of financial position of Banco Santander Chile and subsidiaries (the “Bank”) as of December 31, 2013, and 2012, and the corresponding consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Bank´s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Banco Santander Chile and subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS-IASB”).

Our audits also comprehended the translation of Chilean peso amounts into U.S. dollar amounts; in our opinion, such translation has been made in conformity with the basis stated in Note 1e. The translation into U.S. dollars has been made solely for the convenience of readers in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the Bank's internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 30, 2014 expressed an unqualified opinion on the Bank’s internal control over financial reporting.

/s/ Deloitte

April 30, 2014

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

Banco Santander Chile and Subsidiaries
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of December 31,
		2013	2013	2012
	NOTE	ThUS$	MCh$	MCh$

ASSETS
Cash and deposits in banks	5	2,998,493	1,571,810	1,250,414
Cash items in process of collection	5	1,152,379	604,077	520,267
Trading investments	6	548,583	287,567	338,287
Investments under resale agreements	7	33,325	17,469	6,993
Financial derivative contracts	8	2,850,092	1,494,018	1,293,212
Interbank loans, net	9	238,371	124,954	90,414
Loans and accounts receivable from customers, net	10	38,765,498	20,320,874	18,326,190
Available for sale investments	11	3,244,931	1,700,993	1,826,158
Held to maturity investments		-	-	-
Investments in associates and other companies	12	18,468	9,681	7,614
Intangible assets	13	127,247	66,703	87,347
Property, plant, and equipment	14	343,791	180,215	162,214
Current taxes	15	3,134	1,643	10,227
Deferred taxes	15	433,585	227,285	181,875
Other assets	16	982,330	514,938	657,890
TOTAL ASSETS		51,740,227	27,122,227	24,759,102
LIABILITIES
Deposits and other demand liabilities	17	10,722,554	5,620,763	4,970,019
Cash items in process of being cleared	5	527,240	276,379	284,953
Obligations under repurchase agreements	7	398,649	208,972	304,117
Time deposits and other time liabilities	17	18,457,215	9,675,272	9,112,213
Financial derivative contracts	8	2,464,297	1,291,785	1,146,161
Interbank borrowings	18	3,209,418	1,682,377	1,438,003
Issued debt instruments	19	9,917,318	5,198,658	4,571,289
Other financial liabilities	19	362,039	189,781	192,611
Current taxes	15	95,845	50,242	525
Deferred taxes	15	51,037	26,753	9,544
Provisions	21	414,556	217,310	191,892
Other liabilities	22	594,199	311,479	341,274
TOTAL LIABILITIES		47,214,367	24,749,771	22,562,601
EQUITY

Attributable to the Bank's shareholders:		4,471,484	2,343,952	2,162,236
Capital	24	1,700,311	891,303	891,303
Reserves	24	2,157,556	1,130,991	975,460
Valuation adjustments	24	(11,377)	(5,964)	(3,781)
Retained earnings		624,994	327,622	299,254
Retained earnings from prior years		34,369	18,016	49,490
Income for the year		843,750	442,294	356,808
Minus: Provision for mandatory dividends	24	(253,125)	(132,688)	(107,044)
Non-controlling interest	25	54,376	28,504	34,265
TOTAL EQUITY		4,525,860	2,372,456	2,196,501

TOTAL LIABILITIES AND EQUITY		51,740,227	27,122,227	24,759,102

Banco Santander Chile and Subsidiaries

CONSOLIDATED STATEMENTS OF INCOME

For the years ended

		December 31,
		2013	2013	2012	2011
	NOTE	ThUS$	MCh$	MCh$	MCh$

OPERATING INCOME

Interest income	26	3,569,638	1,871,204	1,890,953	1,768,735
Interest expense	26	(1,515,532)	(794,442)	(848,219)	(796,435)

Net interest income		2,054,106	1,076,762	1,042,734	972,300

Fee and commission income	27	660,282	346,120	360,427	363,041
Fee and commission expense	27	(221,831)	(116,284)	(89,855)	(85,205)

Net fee and commission income		438,451	229,836	270,572	277,836

Net profit (loss) from financial operations (net trading profit loss)	28	(38,705)	(20,289)	(64,079)	170,857
Net foreign exchange gain (loss)	29	276,089	144,726	146,378	(76,660)
Other operating income	34	168,170	88,155	13,105	18,749

Net operating profit before provision for loan losses		2,898,111	1,519,190	1,408,710	1,363,082

Provision for loan losses	30	(708,626)	(371,462)	(403,692)	(316,137)

NET OPERATING PROFIT		2,189,485	1,147,728	1,005,018	1,046,945

Personnel salaries and expenses	29	(588,218)	(308,344)	(299,904)	(280,040)
Administrative expenses	32	(359,007)	(188,191)	(183,379)	(166,825)
Depreciation and amortization	33	(116,509)	(61,074)	(56,369)	(53,466)
Impairment of property, plant, and equipment	33	(465)	(244)	(90)	(116)
Other operating expenses	34	(99,844)	(52,338)	(59,637)	(64,208)

Total operating expenses		(1,164,043)	(610,191)	(599,379)	(564,655)

OPERATING INCOME		1,025,442	537,537	405,639	482,290

Income from investments in associates and other companies	12	2,713	1,422	267	2,140

Income before tax		1,028,155	538,959	405,906	484,430

Income tax expense	15	(180,332)	(94,530)	(44,473)	(77,308)

NET INCOME FOR THE YEAR		847,823	444,429	361,433	407,122

Attributable to:
Equity holders of the Bank		843,750	442,294	356,808	402,191
Non-controlling interest	25	4,073	2,135	4,625	4,931
Earnings per share attributable to Equity holders of the Bank :
(expressed in Chilean pesos)
Basic earnings	23	4.477	2.347	1.893	2.134
Diluted earnings	23	4.477	2.347	1.893	2.134

Banco Santander Chile and Subsidiaries

CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME

For the years ended

		December 31,
		2013	2013	2012	2011
	NOTE	ThUS$	MCh$	MCh$	MCh$

NET INCOME FOR THE YEAR		847,823	444,429	361,433	407,122

OTHER COMPREHENSIVE INCOME - ITEMS WHICH MAY BE RECLASSIFIED SUBSEQUENTLY TO PROFIT OR LOSS

Available for sale investments	11	20,712	10,857	(13,060)	21,639
Cash flow hedge	23	(25,891)	(13,572)	4,921	(11,564)

Other comprehensive income which may be reclassified subsequently to profit or loss, before tax		(5,179)	(2,715)	(8,139)	(10,075)

Income tax related to items which may be reclassified subsequently to profit or loss	15	1,036	543	1,572	(1,880)

Other comprehensive income for the year which may be reclassified subsequently to profit or loss, net of tax		(4,143)	(2,172)	(6,567)	8,195

OTHER COMPREHENSIVE INCOME THAT WILL NOT BE RECLASSIFIED SUBSEQUENTLY TO PROFIT OR LOSS		-	-	-	-
TOTAL COMPREHENSIVE INCOME FOR THE YEAR		843,680	442,257	354,866	415,317

Attributable to:
Equity holders of the Bank		839,586	440,111	350,195	410,203
Non-controlling interests	25	4,094	2,146	4,671	5,114

Banco Santander Chile and Subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended December 31, 2013 and 2012

		RESERVES		VALUATION ADJUSTMENTS			RETAINED EARNINGS
	Capital MCh$	Reserves and other retained earnings MCh$	Effects of merger of companies under common control MCh$	Available for sale investments MCh$	Cash flow hedge MCh$	Income tax effects MCh$	Retained earnings of prior years MCh$	Income for the year MCh$	Provision for mandatory dividends MCh$	Total attributable to shareholders MCh$	Non-controlling interest MCh$	Total Equity MCh$
Equity as of December 31, 2010	891,303	613,891	(2,224)	(18,341)	11,958	1,203	54,603	505,393	(151,618)	1,906,168	31,809	1,937,977
Adjustment for accounting changes (IAS 19) (*)		(1,101)	-	-	-	-	(458)	-	-	(1,559)	-	(1,559)
Distribution of income from previous period	-	-	-	-	-	-	505,393	(505,393)	-	-	-	-
Equity as of January 1, 2011	891,303	612,790	(2,224)	(18,341)	11,958	1,203	559,538	-	(151,618)	1,904,609	31,809	1,936,418
Dividends distributions/ withdrawals made	-	-	-	-	-	-	(286,294)	-	151,618	(134,676)	(3,122)	(137,798)
Transfer of retained earnings to reserves	-	190,861	-	-	-	-	(190,861)	-	-	-	-	-
Provision for mandatory dividends	-	-	-	-	-	-	-	-	(120,657)	(120,657)	-	(120,657)
Subtotals	-	190,861	-	-	-	-	(477,155)	-	30,961	(255,333)	(3,122)	(258,455)
Other comprehensive income	-	-	-	21,418	(11,564)	(1,842)	-	-	-	8,012	183	8,195
Income for the year	-	-	-	-	-	-	-	402,191	-	402,191	4,931	407,122
Subtotals	-	-	-	21,418	(11,564)	(1,842)	-	402,191	-	410,203	5,114	415,317
Equity as of December 31, 2011	891,303	803,651	(2,224)	3,077	394	(639)	82,383	402,191	(120,657)	2,059,479	33,801	2,093,280
Distribution of income from previous period	-	-	-	-	-	-	402,191	(402,191)	-	-	-	-
Equity as of January 1, 2012	891,303	803,651	(2,224)	3,077	394	(639)	484,574	-	(120,657)	2,059,479	33,801	2,093,280
Dividends distributions/ withdrawals made	-	-	-	-	-	-	(261,051)	-	120,657	(140,394)	(4,207)	(144,601)
Transfer of retained earnings to reserves	-	174,033	-	-	-	-	(174,033)	-	-	-	-	-
Provision for mandatory dividends	-	-	-	-	-	-	-	-	(107,044)	(107,044)	-	(107,044)
Subtotals	-	174,033	-	-	-	-	(435,084)	-	13,613	(247,438)	(4,207)	(251,645)
Other comprehensive income	-	-	-	(13,118)	4,921	1,584	-	-	-	(6,613)	46	(6,567)
Income for the year	-	-	-	-	-	-	-	356,808	-	356,808	4,625	361,433
Subtotals	-	-	-	(13,118)	4,921	1,584	-	356,808	-	350,195	4,671	354,866
Equity as of December 31, 2012	891,303	977,684	(2,224)	(10,041)	5,315	945	49,490	356,808	(107,044)	2,162,236	34,265	2,196,501
Distribution of income from previous period	-	-	-	-	-	-	356,808	(356,808)	-	-	-	-
Equity as of January 1, 2013		977,684	(2,224)	(10,041)	5,315	945	406,298	-	(107,044)	2,162,236	34,265	2,196,501
Own shares transactions (1)	-	29	-	-	-	-	-	-	-	29	-	29
Dividends distributions/ withdrawals made	-	-	-	-	-	-	(232,780)	-	107,044	(125,736)	(7,907)	(133,643)
Transfer of retained earnings to reserves (*)	-	155,502	-	-	-	-	(155,502)	-	-	-	-	-
Provision for mandatory dividends	-	-	-	-	-	-	-	-	(132,688)	(132,688)	-	(132,688)
Subtotals	-	155,531	-	-	-	-	(388,282)	-	(25,644)	(258,395)	(7,907)	(266,302)
Other comprehensive income	-	-	-	10,843	(13,572)	546	-	-	-	(2,183)	11	(2,172)
Income for the year	-	-	-	-	-	-	-	442,294	-	442,294	2,135	444,429
Subtotals	-	-	-	10,843	(13,572)	546	-	442,294	-	440,111	2,146	442,257
Equity as of December 31, 2013	891,303	1,133,215	(2,224)	802	(8,257)	1,491	18,016	442,294	(132,688)	2,343,952	28,504	2,372,456

(1)	Corresponds to the profit on sale of own shares received in lieu of payment, see Note 24 - Equity

Period	Total attributable to Bank shareholders	Allocated to reserves	Allocated to dividends	Percentage distributed	Number of shares	Dividend per share (in pesos)
	MCh$	MCh$	MCh$	%

Year 2012 (Shareholders Meeting April 2013) (*)	387,967	155,187	232,780	60	188,446,126,794	1.235

Year 2011 (Shareholders Meeting April 2012)	435,084	174,033	261,051	60	188,446,126,794	1.385

(*) For presentation purposes, these amounts have been adjusted to reflect the requirements established by IAS 19 - Revised 'Employee Benefits'. The amount of dividends distributed in 2012, are shown as that amount approved at that time by the Shareholders in their meeting. See Note 02 - Accounting changes.

Banco Santander Chile and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended

			December 31,
		2013	2013	2012	2011
	NOTE	ThUS$	MCh$	MCh$	MCh$

A - CASH FLOWS FROM OPERATING ACTIVITIES
CONSOLIDATED INCOME BEFORE TAX		1,028,155	538,959	405,906	484,430
Debits (credits) to income that do not represent cash flows
Depreciation and amortization	33	116,509	61,074	56,369	53,466
Impairment of property, plant, and equipment	14	465	244	90	116
Provision for loan losses	30	814,090	426,746	436,707	351,962
Mark to market of trading investments		(26,156)	(13,711)	(9,978)	(5,331)
Income from investments in associates and other companies	12	(2,713)	(1,422)	(267)	(2,140)
Net gain on sale of assets received in lieu of payment	34	(12,535)	(6,571)	(2,654)	(5,629)
Provision on assets received in lieu of payment	34	4,508	2,363	7,546	10,050
Net gain on sale of investments in associates and other companies	34	(149,031)	(78,122)	(599)	-
Net gain on sale of property, plant and equipment	34	(336)	(176)	(9,194)	(11,863)
Net interest income	26	(2,054,106)	(1,076,762)	(1,042,734)	(972,300)
Net fee and commission income	27	(438,451)	(229,836)	(270,572)	(277,836)
Debits (credits) to income that do not represent cash flows		73,598	38,580	18,324	24,181
Changes in deferred taxes	15	(52,762)	(27,658)	(39,354)	(38,057)
Increase/decrease in operating assets and liabilities
Decrease (increase) of loans and accounts receivables from customers, net		(3,774,500)	(1,978,593)	(1,240,427)	(1,498,982)
Decrease (increase) of financial investments		335,532	175,886	(93,372)	(217,424)
Decrease (increase) due to resale agreements (assets)		(19,985)	(10,476)	5,935	158,057
Decrease (increase) of interbank loans		(66,516)	(34,868)	(2,985)	(17,869)
Decrease (increase) of assets received or awarded in lieu of payment		8,613	4,515	46,463	51,061
Increase of debits in customers checking accounts		758,075	397,383	462,367	213,424
Increase (decrease) of time deposits and other time liabilities		1,074,130	563,059	195,535	1,652,579
Increase (decrease) of obligations with domestic banks		954	500	-	-
Increase (decrease) of other demand liabilities or time obligations		483,329	253,361	93,838	(36,043)
Increase (decrease) of obligations with foreign banks		465,568	244,051	(481,677)	336,614
Increase (decrease) of obligations with Central Bank of Chile		(338)	(177)	(412)	(497)
Increase (decrease) obligations under repurchase agreements		(181,505)	(95,145)	(240,264)	249,656
Increase (decrease) in other financial liabilities		(5,398)	(2,830)	16,012	10,310
Net increase of other assets and liabilities		(821,125)	(430,434)	(665,506)	(426,883)
Redemption of letters of credit		(76,747)	(40,231)	(45,830)	(86,747)
Mortgage bond issuance		134,184	70,339	-	-
Senior bond issuances		1,267,497	664,422	623,457	590,250
Redemption of senior bonds and payments of interest		(363,829)	(190,719)	(507,369)	(283,570)
Issuance of subordinated bonds		269,063	141,043	-	111,458
Redemption of subordinated bonds and payments of interest		(59,708)	(31,299)	(135,881)	(34,879)
Interest received		3,635,124	1,905,532	1,910,729	1,787,128
Interest paid		(1,392,488)	(729,942)	(871,130)	(813,125)
Dividends received from investments in other companies	12	1,479	775	896	795
Fees and commissions received	27	660,282	346,120	360,427	363,041
Fees and commissions paid	27	(221,831)	(116,284)	(89,855)	(85,205)
Income tax	15	(180,332)	(94,530)	(44,473)	(77,308)
Total cash flow provided by (used in) operating activities		1,230,763	645,166	(1,153,932)	1,556,890

Banco Santander Chile and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended

		December 31,
		2013	2013	2012	2011
	NOTE	ThUS$	MCh$	MCh$	MCh$

B - CASH FLOWS FROM INVESTMENT ACTIVITIES:
Purchases of property, plant, and equipment	14	(77,812)	(40,789)	(36,738)	(26,689)
Sales of property, plant, and equipment	14	664	348	6,573	8,645
Purchases of investments in associates and other companies	12	(2,747)	(1,440)	(61)	-
Sales of investments in associates and other companies	12	172,226	90,281	401	-
Purchases of intangible assets	13	(35,101)	(18,400)	(42,262)	(34,051)
Total cash flow provided by (used in) investment activities		57,230	30,000	(72,087)	(52,095)

C - CASH FLOW FROM FINANCING ACTIVITIES:
From shareholders’ financing activities		(444,067)	(232,780)	(261,051)	(286,294)
Dividends paid		(444,067)	(232,780)	(261,051)	(286,294)
From non-controlling interest financing activities		(15,084)	(7,907)	(4,207)	(3,122)
Dividends and/or withdrawals paid		15,084	(7,907)	(4,207)	(3,122)
Total cash flow used in financing activities		(459,151)	(240,687)	(265,258)	(289,416)

D – NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS DURING THE YEAR		828,842	434,479	(1,491,277)	1,215,379

E – EFFECTS OF FOREIGN EXCHANGE RATE FLUCTUATIONS		(39,487)	(20,699)	(3,664)	(71,151)

F - INITIAL BALANCE OF CASH AND CASH EQUIVALENTS		2,834,277	1,485,728	2,980,669	1,836,441

FINAL BALANCE OF CASH AND CASH EQUIVALENTS	5	3,623,632	1,899,508	1,485,728	2,980,669
		December 31,
Reconciliation of provisions for the Consolidated Statement of Cash Flow for the year ended		2013	2013	2012	2011
		ThUS$	MCh$	MCh$	MCh$

Provision for loan losses for cash flow purposes	30	814,090	426,746	436,707	351,962
Recovery of loans previously charged off	30	(105,464)	(55,284)	(33,015)	(35,825)
Provision for loan losses - net		708,626	371,462	403,692	316,137

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Notes to the Consolidated Financial Statements

As of and for the years ended December 31, 2013, 2012 and 2011

CORPORATE INFORMATION

Banco Santander Chile (formerly Banco Santiago) is a corporation (limited company bank) organized under the laws of the Republic of Chile, headquartered at Bandera #140, Santiago, which provides a broad range of general banking services to its customers, from individuals to major corporations. Banco Santander Chile and its subsidiaries (collectively referred to herein as the “Bank” or “Banco Santander Chile”) offers commercial and consumer banking services, as well as other services, including factoring, collection, leasing, securities and insurance brokerage, mutual and investment fund management, and investment banking.

Banco Santander Spain controls Banco Santander-Chile through its holdings in Teatinos Siglo XXI Inversiones Ltda. and Santander-Chile Holding S.A., which are controlled subsidiaries of Banco Santander Spain. As of December 31, 2013 Banco Santander Spain owns or controls directly and indirectly 99.5% of Santander-Chile Holding S.A. and 100% of Teatinos Siglo XXI Inversiones Ltda. This gives Banco Santander Spain control over 67.18% of the Bank’s shares.

a)	Basis of preparation

These Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

For purposes of these financial statements we use certain terms and conventions. References to “US$”, “U.S. dollars” and “dollars” are to United States dollars, references to “EUR” are to European Economic Community Euro, references to “CNY” are to Chinese Yuan, references to “CHF” are to Swiss franc, references to “Chilean pesos,” “pesos” or “Ch$” are to Chilean pesos, and references to “UF” are to Unidades de Fomento. The UF is an inflation-indexed Chilean monetary unit with a value in Chilean pesos that changes daily to reflect changes in the official Consumer Price Index (“CPI”) of the Instituto Nacional de Estadísticas (the Chilean National Institute of Statistics) for the previous month.

The UF is revalued in monthly cycles. Each day in the period beginning on the tenth day of the current month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect a proportionate amount of the change in the Chilean Consumer Price Index during the prior calendar month. One UF equaled Ch$22,840.75 as of December 31, 2012 and Ch$23,309.56 as of December 31, 2013. In 2013, UF inflation was 2.1% compared to 2.5% in 2012. The effect of any changes in the nominal peso value of our UF-denominated interest earning assets and interest bearing liabilities is reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest income and expense, respectively.

b)	Basis of preparation for the Financial Statements

The Consolidated Financial Statements as of December 31, 2013 and 2012 consolidate the financial statements of the Bank entities over which the bank has control (including structured entities); and includes the adjustments, reclassifications and eliminations needed to comply with the accounting and valuation criteria established by IFRS issued by IASB. Control is achieved when the Bank:

I.	has power over the investee;
II.	is exposed, or has rights, to variable returns from its involvement with the investee; and
III.	has the ability to use its power to affect its returns.

The Bank reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

When the Bank has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities over the investee unilaterally. The Bank considers all relevant facts and circumstances in assessing whether or not the Bank’s voting rights in an investee are sufficient to give it power, including:

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

•	the size of the Bank’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders;
•	potential voting rights held by the Bank, other vote holders or other parties;
•	rights arising from other agreements; and
•	any additional facts and circumstances that indicate that the Bank has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders' meetings

Consolidation of a subsidiary begins when the Bank obtains control over the subsidiary and ceases when the Bank loses control over the subsidiary. Specifically, income and expenses of a subsidiary acquired or disposed of during the year are included in the Consolidated Statement of Income and in the Consolidated Statement of Other Comprehensive Income from the date the Bank gains control until the date when the Bank ceases to control the subsidiary.

Profit or loss and each component of other comprehensive income are attributed to the owners of the Bank and to the non-controlling interests. Total comprehensive income of subsidiaries is attributed to the owners of the Bank and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

When necessary, adjustments are made to the financial statements of the subsidiaries to bring their accounting policies into line with the Bank accounting policies.

All intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between consolidated entities are eliminated in full on consolidation.

Changes in the consolidated entities ownership interests in subsidiaries that do not result in losing control over the subsidiaries are accounted for as equity transactions. The carrying amounts of the Group’s interest and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Bank.

In addition, third parties’ shares in the Consolidated Bank’s equity are presented as “Non-controlling interests” in the Consolidated Statement of Changes in Equity. Their share in the income for the year is presented as “Attributable to non-controlling interests” in the Consolidated Statement of Income

The following companies are considered entities controlled by the Bank and are therefore within the scope of consolidation:

i.	Entities controlled by the Bank through participation in equity

			Percent ownership share
			As of December 31,
		Place of	2013			2012			2011
		Incorporation and	Direct	Indirect	Total	Direct	Indirect	Total	Direct	Indirect	Total
Name of the Subsidiary	Main activity	operation	%	%	%	%	%	%	%	%	%

Santander Corredora de Seguros Limitada	Insurance brokerage	Santiago, Chile	99.75	0.01	99.76	99.75	0.01	99.76	99.75	0.01	99.76
Santander S.A. Corredores de Bolsa	Financial instruments brokerage	Santiago, Chile	50.59	0.41	51.00	50.59	0.41	51.00	50.59	0.41	51.00
Santander Asset Management S.A. Administradora General de Fondos (*)	Third-party funds administration	Santiago, Chile	-	-	-	99.96	0.02	99.98	99.96	0.02	99.98
Santander Agente de Valores Limitada	Securities brokerage	Santiago, Chile	99.03	-	99.03	99.03	-	99.03	99.03	-	99.03
Santander S.A. Sociedad Securitizadora	Purchase of credits and issuance of debt instruments	Santiago, Chile	99.64	-	99.64	99.64	-	99.64	99.64	-	99.64
Santander Servicios de Recaudación y Pagos Limitada	Support society, making and receiving payments	Santiago, Chile	99.90	0.10	100.00	99.90	0.10	100.00	99.90	0.10	100.00

 (*) Santander Asset Management S.A. Administradora General de Fondos was sold in December 2013, see Note 03 - Significant events.

The Bank only holds complete controlling participation in Santander Servicios de Recaudación y Pagos Limitada. The detail of non-controlling participation on all the remaining subsidiaries can be seen in Note 25 – Non-controlling interest.

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

ii.	Entities controlled by the Bank through other considerations

The following companies have been consolidated based on the determination that the Bank has control as previously defined above and in accordance with IFRS 10, Consolidated Financial Statements:

-	Santander Gestión de Recaudación y Cobranza Limitada (collection services)
-	Multinegocios S.A. (management of sales force).
-	Servicios Administrativos y Financieros Limitada (management of sales force)
-	Fiscalex Limitada (collection services)
-	Multiservicios de Negocios Limitada (call center)
-	Bansa Santander S.A. (management of repossessed assets and leasing of properties)

iii. Associates

An associate is an entity over which the Bank has significant influence. Significant influence, in this case, is defined as the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies. An investment in an associate is accounted for using the equity method from the date on which the investee becomes an associate.

The following companies are considered “Associates” in which the Bank accounts for its participation using the equity method:

			Percentage of ownership share
		Place of	As of December 31,
		incorporation and	2013	2012	2011
Subsidiaries	Main activity	operation	%	%	%
Redbanc S.A.	ATM services	Santiago, Chile	33.43	33.43	33.43
Transbank S.A.	Debit and credit card services	Santiago, Chile	25.00	25.00	32.71
Centro de Compensación Automatizado	Electronic fund transfer and compensation services	Santiago, Chile	33.33	33.33	33.33
Sociedad Interbancaria de Depósito de Valores S.A.	Delivery of securities on public offer	Santiago, Chile	29.28	29.28	29.28
Cámara de Compensación de Alto Valor S.A.	Payments clearing	Santiago, Chile	14.14	14.14	12.65
Administrador Financiero del Transantiago S.A.	Administration of boarding passes to public transportation	Santiago, Chile	20.00	20.00	20.00
Sociedad Nexus S.A.	Credit card processor	Santiago, Chile	12.90	12.90	12.90
Servicios de Infraestructura de Mercado OTC S.A.	Administration of the infrastructure for the financial market of derivative instruments	Santiago, Chile	11.11	-	-

In the case of Nexus S.A. and Cámara Compensación de Alto Valor S.A., Banco Santander Chile has a representative on the Board of Directors. According to this fact and definitions previously mentioned, the Bank has concluded that it exerts significant influence over those entities.

In July, 2013 national banks jointly created the company Servicios de Infraestructura de Mercado OTC S.A., and its objective is to offer certain services to the financial market, granting services of registration, confirmation, storage, consolidation and reconciliation of operations with derivative financial instruments. Banco Santander possesses 11.11% equity participation (see Note 12 - Investments in associates and other companies). This investee is considered an associate since, through its executives; the Bank has been actively involved in managing the company, in the process of organization and in the implementation of the functional structure of this company, resulting in significant influence over this company.

iv. Share or rights in other companies

Such entities represent those over which the Bank has no control or significant influences are presented in this category. These holdings are shown at purchase value.

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

c)	Non-controlling interest

Non-controlling interest represents the portion of net income and net assets which the Bank does not own, either directly or indirectly. It is presented as “Attributable to non-controlling interest” separately in the Consolidated Statement of Income, and separately from shareholders’ equity in the Consolidated Statement of Financial Position.

In the case of entities controlled by the Bank through other considerations, income and equity are presented in full as non-controlling interest, since the Bank controls them, but does not have any ownership expressed as a percentage.

d)	Operating segments

The Bank discloses separate information for each operating segment that

i.	has been identified
ii.	exceeds the quantitative thresholds stipulated for a segment.

Operating segments with similar economic characteristics often have a similar long-term financial performance. Two or more segments can be combined only if aggregation is consistent with International Financial Reporting Standard 8 “Operating Segments” (IFRS 8) and the segments have similar economic characteristics and are similar in each of the following respects:

i.	the nature of the products and services;
ii.	the nature of the production processes;
iii.	the type or class of customers that use their products and services;
iv.	the methods used to distribute their products or services; and
v.	if applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.

The Bank reports separately on each operating segment that exceeds any of the following quantitative thresholds:

i.	Its reported revenue, from both external customers and intersegment sales or transfers, is 10% or more of the combined internal and external revenue of all the operating segments.

ii.	The absolute amount of its reported profit or loss is 10% or more of the greater in absolute amount of: (i) the combined reported profit of all the operating segments that did not report a loss; (ii) the combined reported loss of all the operating segments that reported a loss.

iii.	Its assets represent 10% or more of the combined assets of all the operating segments.

Operating segments that do not meet any of the quantitative thresholds may be treated as segments to be reported, in which case the information must be disclosed separately if management believes it could be useful for the users of the Consolidated Financial Statements.

Information about other business activities of the operating segments not separately reported is combined and disclosed in the “Other segments” category.

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

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

e)	Functional and presentation currency

According to International Accounting Standard No.21 “The Effects of Changes in Foreign Exchange Rates” (IAS 21), the Chilean peso, which is the currency of the primary economic environment in which the Bank operates and the currency which influences its costs and revenues structure, has been defined as the Bank’s functional and presentation currency.

Accordingly, all balances and transactions denominated in currencies other than the Chilean Peso are treated as “foreign currency.”

The Bank maintains its accounting records and prepares its financial statements in Chilean pesos. The US dollar amounts disclosed in the accompanying financial statements are presented solely for the convenience of the reader as of December 31, 2013 using the observed exchange rate of Ch$524.20 per US$1.00. This translation is just a reference and in no case should be construed as accurately representing the actual amounts.

f)	Foreign currency transactions

The Bank grants loans and accepts deposits in amounts denominated in foreign currencies, mainly the U.S. dollar. Assets and liabilities denominated in foreign currencies, held by the Bank are translated to Chilean pesos based on the market rate published by Reuters at 1:30 p.m. on the last business day of every month; the rate used was Ch$524.20 per US$1 as of December 31, 2013 (Ch$478.75 per US$1 as of December 31, 2012).

The amounts of net foreign exchange gains and losses includes recognition of the effects that exchange rate variations have on assets and liabilities denominated in foreign currencies and the profits and losses on foreign exchange spot and forward transactions undertaken by the Bank.

g)	Definitions and classification of financial instruments

i.	Definitions

A “financial instrument” is any contract that gives rise to a financial asset of one entity, and a financial liability or equity instrument of another entity.

An “equity instrument” is a legal transaction that evidences a residual interest in the assets of an entity deducting all of its liabilities.

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

ii.	Classification of financial assets for measurement purposes

Financial assets are classified into the following specified categories: financial assets trading investments “at fair value through profit or loss' (FVTPL), ‘held to maturity' investments, ‘available for sale investments' (AFS) financial assets and ‘loans and accounts receivable from customers'. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition. All regular way purchases or sales of financial assets are recognised and derecognised on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace.

Effective interest method

The effective interest method is a method of calculating the amortised cost of a debt instrument and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the debt instrument, or, where appropriate, a shorter period, to the net carrying amount on initial recognition.

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Income is recognised on an effective interest basis for loans and accounts receivables other than those financial assets classified as at fair value through profit or loss.

Financial assets at FVTPL - Trading investments

Financial assets are classified as at FVTPL when the financial asset is either held for trading or it is designated as at fair value through profit or loss.

A financial asset is classified as held for trading if:

•	it has been acquired principally for the purpose of selling it in the near term; or
•	on initial recognition it is part of a portfolio of identified financial instruments that the Bank manages together and has a recent actual pattern of short-term profit-taking; or
•	it is a derivative that is not designated and effective as a hedging instrument.

A financial asset other than a financial asset held for trading may be designated as at FVTPL upon initial recognition if:

•	such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or
•	the financial asset forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Bank's documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or
•	it forms part of a contract containing one or more embedded derivatives, and IAS 39 permits the entire combined contract to be designated as at FVTPL.

Financial assets at FVTPL are stated at fair value, with any gains or losses arising on remeasurement recognised in profit or loss. The net gain or loss recognised in profit or loss incorporates any dividend or interest earned on the financial asset and is included in the ‘net profit (loss) from financial operations' line item.

Held to maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity dates that the Bank has the positive intent and ability to hold to maturity. Subsequent to initial recognition, held-to-maturity investments are measured at amortised cost using the effective interest method less any impairment.

Available for sale investments (AFS investments)

AFS investments are non-derivatives that are either designated as AFS or are not classified as (a) loans and accounts receivable from customers, (b) held-to-maturity investments or (c) financial assets at fair value through profit or loss (trading investments).

Financial instruments held by the Bank that are traded in an active market are classified as AFS and are stated at fair value at the end of each reporting period. The Bank also has investments in financial instruments that are not traded in an active market but that are also classified as AFS investments and stated at fair value at the end of each reporting period (because the directors consider that fair value can be reliably measured). Changes in the carrying amount of AFS monetary financial assets relating to changes in foreign currency rates, interest income calculated using the effective interest method and dividends on AFS equity investments are recognised in profit or loss. Other changes in the carrying amount of available for sale investments are recognised in other comprehensive income and accumulated under the heading of “Valuation Adjustment”. When the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously accumulated in the investments revaluation reserve is reclassified to profit or loss.

Dividends on AFS equity instruments are recognised in profit or loss when the Bank's right to receive the dividends is established.

The fair value of AFS monetary financial assets denominated in a foreign currency is determined in that foreign currency and translated as the described in f) above. The foreign exchange gains and losses that are recognised in profit or loss are determined based on the amortised cost of the monetary asset.

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

AFS equity investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and derivatives that are linked to and must be settled by delivery of such unquoted equity investments are measured at cost less any identified impairment losses at the end of each reporting period.

Loans and accounts receivable from customers

Loans and accounts receivable from customers are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and accounts receivables from customers (including loans and accounts receivable from customers and interbank loans) are measured at amortised cost using the effective interest method, less any impairment.

Interest income is recognised by applying the effective interest rate, except for short-term receivables when the effect of discounting is immaterial.

iii.	Classification of financial assets for presentation purposes

For presentation purposes, the financial assets are classified by their nature into the following line items in the consolidated financial statements:

-	Cash and deposits in banks: This line includes cash balances, checking accounts and on-demand deposits with the Central Bank of Chile and other domestic and foreign financial institutions. Amounts invested or received as overnight deposits are included in this item.

-	Cash items in process of collection: This item represents domestic transactions in the process of transfer through a central domestic clearinghouse or international transactions which may be delayed in settlement due to time differences, etc.

-	Trading investments: This item includes financial instruments held-for-trading and investments in mutual funds which must be adjusted to their fair value in the same way as instruments acquired for trading.

-	Investments under resale agreements: Includes balances of financial instruments purchased under resale agreements.

-	Financial derivative contracts: Financial derivative contracts with positive fair values are presented in this item. It includes both independent contracts as well as derivatives that should and can be separated from a host contract, whether they are for trading or accounted for as hedging derivatives, as shown in Note 8 to the Consolidated Financial Statements.

•	Trading derivatives: Includes the fair value in favor of the Bank of derivatives which do not qualify for hedge accounting, including embedded derivatives separated from hybrid financial instruments.

•	Hedging derivatives: Includes the fair value in favor of the Bank of derivatives designated as hedging instruments in hedge accounting, including the embedded derivatives separated from the hybrid financial instruments designated as hedging instruments in hedge accounting.

-	Interbank loans: This item includes the balances of transactions with domestic and foreign banks, including the Central Bank of Chile, other than those reflected in the preceding items.

-	Loans and accounts receivables from customers: These loans are non-derivative financial assets for which fixed or determined amounts are charged, that are not listed on an active market and which the Bank does not intend to sell immediately or in the short term. When the Bank is the lessor in a lease, and it substantially transfers the risks and benefits incidental to the leased asset, the transaction is presented in loans and accounts receivable from customers.

-	Investment instruments: Are classified into two categories: held-to-maturity investments, and available-for-sale investments. The held-to-maturity investment category includes only those instruments for which the Bank has the ability and intent to hold them until their maturity. The remaining investments are treated as available for sale.

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

iv.	Classification of financial liabilities for measurement purposes

Financial liabilities are classified as either financial liabilities ‘at FVTPL' or ‘other financial liabilities'.

Financial liabilities at FVTPL

Financial liabilities are classified as at FVTPL when the financial liability is either held for trading or it is designated as at FVTPL.

A financial liability is classified as held for trading if:

•	it has been incurred principally for the purpose of repurchasing it in the near term; or
•	on initial recognition it is part of a portfolio of identified financial instruments that the Bank manages together and has a recent actual pattern of short-term profit-taking; or
•	it is a derivative that is not designated and effective as a hedging instrument.

A financial liability other than a financial liability held for trading may be designated as at FVTPL upon initial recognition if:

•	such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or
•	the financial liability forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Bank's documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or
•	it forms part of a contract containing one or more embedded derivatives, and IAS 39 permits the entire combined contract to be designated as at FVTPL.

Financial liabilities at FVTPL are stated at fair value, with any gains or losses arising on remeasurement recognised in profit or loss. The net gain or loss recognised in profit or loss incorporates any interest paid on the financial liability and is included in the ‘net profit (loss) from financial operations' line item.

Other financial liabilities

Other financial liabilities (including borrowings and trade and other payables) are subsequently measured at amortised cost using the effective interest method.

The effective interest method is a method of calculating the amortised cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability, or (where appropriate) a shorter period, to the net carrying amount on initial recognition.

v.	Classification of financial liabilities for presentation purposes

The financial liabilities are classified by their nature into the following line items in the consolidated statements of financial position:

-	Deposits and other demand liabilities: This item includes all on-demand obligations except for term savings accounts, which are not considered on-demand instruments in view of their special characteristics. Obligations whose payment may be required during the period are deemed to be on-demand obligations. Operations which become callable the day after the closing date are not treated as on-demand obligations.

-	Cash items in process of being cleared: This item represents domestic transactions in the process of transfer through a central domestic clearinghouse or international transactions which may be delayed in settlement due to time differences, etc..

-	Obligations under repurchase agreements: This item includes the balances of sales of financial instruments under securities repurchase and loan agreements. According to actual applicable regulation, the Bank does not record instruments acquired under resale agreements in its investment portfolio, but as investments under resale agreements.

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

-	Time deposits and other time liabilities: This item shows the balances of deposit transactions in which a term at the end of which they become callable has been stipulated.

-	Financial derivative contracts: This item includes financial derivative contracts with negative fair values (i.e. against the Bank), whether they are for trading or for accounting hedging purposes, as set forth in Note 8.

•	Trading derivatives: Includes the fair value against the Bank of derivatives which do not qualify for hedge accounting, including embedded derivatives separated from hybrid financial instruments.

•	Hedging derivatives: Includes the fair value against the Bank of derivatives designated as hedging instruments in hedge accounting, including the embedded derivatives separated from the hybrid financial instruments designated as hedging instruments in hedge accounting.

-	Interbank borrowings: This item includes obligations due to other domestic banks, foreign banks, or the Central Bank of Chile, which were not classified in any of the previous categories.

-	Issued debt instruments: This encompasses three items; Obligations under letters of credit, Subordinated bonds and senior bonds placed in the local and foreign market.

-	Other financial liabilities: This item includes credit obligations to persons other than domestic banks, foreign banks, or the Central Bank of Chile, for financing purposes or operations in the normal course of business.

h)	Valuation of financial instruments and recognition of fair value changes

In general, financial assets and liabilities are initially recorded at fair value which, in the absence of evidence to the contrary, is deemed to be the transaction price. Financial instruments not measured at fair value through profit or loss includes transaction costs. Subsequently, and at the end of each reporting period, they are measured pursuant to the following criteria:

i.	Valuation of financial instruments

Financial assets are measured according to their fair value, gross of any transaction costs that may be incurred for their sale, except for loans and accounts receivable.

According to IFRS 13 Fair Value Measurement (effective date from January 1, 2013), “fair value” is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (i.e. an exit price) regardless of whether that price is directly observable or estimated using another valuation technique. A fair value measurement is for a particular asset or liability. Therefore, when measuring fair value an entity shall take into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date.

The fair value measurement assumes that the transaction to sell the asset or transfer the liability takes place: (a) in the principal market for the asset or liability, or (b) in the absence of a principal market, the most advantageous for the asset or liability. When there is no observable market to provide pricing information in connection with the sale of an asset or transfer a liability at the measurement date, the fair value shall be assumed in a transaction that date, considered from the perspective of a potential market who intends to maximize value associated with the asset or liability.

For financial reporting purposes, fair value measurements are categorised into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

•	Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

•	Level 3 inputs are unobservable inputs for the asset or liability.

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

All derivatives are recorded in the Consolidated Statements of Financial Position at the fair value from their trade date. If their fair value is positive, they are recorded as an asset, and if their fair value is negative, they are recorded as a liability. The fair value on the trade date is deemed, in the absence of evidence to the contrary, to be the transaction price. The changes in the fair value of derivatives from the trade date are recorded in “Net profit (loss) from financial operations” in the Consolidated Statement of Income.

Specifically, the fair value of financial derivatives included in the portfolios of financial assets or liabilities held for trading is deemed to be their daily quoted price. If, for exceptional reasons, the quoted price cannot be determined on a given date, the fair value is determined using similar methods to those used to measure over the counter (OTC) derivatives. The fair value of OTC derivatives is the sum of the future cash flows resulting from the instrument, discounted to present value at the date of valuation (“present value” or “theoretical close”) using valuation techniques commonly used by the financial markets: “net present value” (NPV) and option pricing models, among other methods. Also, within the fair value of derivatives are included Credit Valuation Adjustment (CVA) and Debit Valuation Adjustment (DVA), all with the objective that the fair value of each instrument includes the credit risk of its counterparty and Bank´s own risk.

The main techniques used as of December 31, 2013 and 2012 by the Bank’s internal models to determine the fair values of the financial instruments are as follows:

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

The fair value of the financial instruments arising from the abovementioned internal models considers contractual terms and observable market data, which include interest rates, credit risk, exchange rates, the quoted market price of shares, volatility and prepayments, among other things. These methodologies can be adjusted and evaluated, as appropriate, through the internal calculation of fair value and the subsequent comparison with the related actively traded price.

“Loans and accounts receivable from customers” and “Held-to-maturity instrument portfolio” are measured at amortized cost using the “effective interest method.” “Amortized cost” is the acquisition cost of a financial asset or liability, plus or minus, as appropriate, prepayments of principal and the cumulative amortization (recorded in the consolidated income statement) of the difference between the initial cost and the maturity amount as calculated under the effective interest rate method. For financial assets, amortized cost also includes any reductions for impairment or uncollectibility. For loans and accounts receivable designated as hedged items in fair value hedges, the changes in their fair value related to the risk or risks being hedged are recorded in “Net profit (loss) from financial operations”.

The “effective interest method” is a method of calculating the amortized cost of a debt instrument and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the debt instrument, or, where appropriate, a shorter period, to the net carrying amount on initial recognition.

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

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Income is recognized on an effective interest basis for loans and receivables other than those financial assets classified as trading investments.

ii.	Hedging transactions

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

The Bank designates certain hedging instruments, which include derivatives, embedded derivatives and non-derivatives in respect of foreign currency risk, as either fair value hedges or cash flow hedges. Hedges of foreign exchange risk on firm commitments are accounted for as cash flow hedges.

At the inception of the hedge relationship, the Bank documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Bank documents whether the hedging instrument is highly effective in offsetting changes in fair values or cash flows of the hedged item attributable to the hedged risk.

Fair value hedges

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognised in profit or loss immediately, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The change in the fair value of the hedging instrument and the change in the hedged item attributable to the hedged risk are recognised in profit or loss in the line item relating to the hedged item.

Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in other comprehensive income and accumulated under the heading of cash flow hedging reserve. The gain or loss relating to the ineffective portion is recognised immediately in profit or loss, and is included in the ‘net foreign exchange gain (loss) line item.

Amounts previously recognised in other comprehensive income and accumulated in equity are reclassified to profit or loss in the periods when the hedged item affects profit or loss, in the same line as the recognised hedged item. However, when the hedged forecast transaction results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously recognised in other comprehensive income and accumulated in equity are transferred from equity and included in the initial measurement of the cost of the non-financial asset or non-financial liability.

Hedge accounting is discontinued when the Bank revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer qualifies for hedge accounting. Any gain or loss recognised in other comprehensive income and accumulated in equity at that time remains in equity and is recognised when any forecast transaction is ultimately recognised in profit or loss. When a forecast transaction is no longer expected to occur, the gain or loss accumulated in equity is recognised immediately in profit or loss.

iii.	Derivatives embedded in hybrid financial instruments

Derivatives embedded in non-derivative host contracts are treated as separate derivatives when they meet the definition of a derivative, their risks and characteristics are not clearly and closely related to those of the host contracts and the contracts are not measured at fair value to profit and loss.

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

iv.	Offsetting of financial instruments

Financial asset and liability balances are offset, i.e., reported in the Consolidated Statements of Financial Position at their net amount, only if there is a legally enforceable right to offset the recorded amounts and an intent either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

v.	Derecognition of financial assets and liabilities

The accounting treatment of transfers of financial assets depends on the extent and the manner in which the risks and rewards associated with the transferred assets are transferred to third parties:

i.	If the Bank transfers substantially all the risks and rewards to third parties, as in the case of unconditional sales of financial assets, the transferred financial asset is removed from the Consolidated Statements of Financial Position.

ii.	If the Bank retains substantially all the risks and rewards associated with the transferred financial asset, the transferred financial asset is not removed from the Consolidated Statements of Financial Position and continues to be measured by the same criteria as those used before the transfer. However, the following items are recorded:

-	An associated financial liability for an amount equal to the consideration received; this liability is subsequently measured at amortized cost.
-	The income from the transferred asset as well as the expenses associated with the liability contracted.

iii.	If the Bank neither transfers nor substantially retains all the risks and rewards associated with the transferred financial asset, the following distinction is made:

a.	If the transferor does not retain control over the transferred financial asset: the asset is removed from the Consolidated Statements of Financial Position and any rights or obligations retained or created in the transfer are recorded.

b.	If the transferor retains control over the transferred financial asset: it continues to be recorded in the Consolidated Statements of Financial Position for an amount equal to its exposure to changes in value and a financial liability associated with the transferred financial asset is recorded. The net carrying amount of the transferred asset and the associated liability is the amortized cost of the rights and obligations retained if the transferred asset is measured at amortized cost. If the rights and obligations are retained, the asset is measured at fair value.

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

However, when the Bank believes that the debtor poses a high risk of default, the interest and inflation adjustments pertaining to these transactions are not recorded directly in the Consolidated Statement of Income unless they have been actually received.

This interest and inflation adjustments are generally referred to as “suspended” and are recorded in memo accounts which are not part of the Consolidated Statements of Financial Position. Instead, they are reported as part of the complementary information thereto and as memo accounts. This interest is recognized as income, when collected.

The resumption of interest income recognition of previously impaired loans only occurs when such loans became current (i.e. payments were received such that the loans are contractually past-due for less than 90 days) or they are no longer classified under the C3, C4, D1 or D2 categories (for loans individually evaluated for impairment).

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Dividends received from companies classified as “Investments in other companies” are recorded as income when the right to receive them arises.

ii.	Commissions, fees, and similar items

Fee and commission income and expenses are recognized in the Consolidated Statement of Income using criteria that vary according to their nature. The main criteria are:

-	Fee and commission income and expenses relating to financial assets and liabilities which are measured at fair value through profit or loss are recognized when they are earned.
-	Those arising from transactions or services that are performed over a period of time are recognized over the life of these transactions or services.
-	Those relating to services provided in a single act are recognized when the single act is performed.

iv. Loan arrangement fees

Fees that arise as a result of the origination of a loan, mainly application and analysis-related fees, are deferred and recognized in the Consolidated Statement of Income over the term of the loan.

j)	Impairment

i.	Financial assets:

A financial asset, other than that at fair value through profit and loss, is evaluated on each financial statement filing date to determine whether objective evidence of impairment exists.

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

All impairment losses are recorded in income. Any impairment loss relating to a financial asset available for sale previously recorded in equity is transferred to profit or loss.

The reversal of an impairment loss occurs only if it can be objectively related to an event occurring after the initial impairment loss was recorded. The reversal of an impairment loss shall not exceed the carrying amount that would have been determined if no impairment loss has been recognized for the asset in prior years. The reversal is recorded in income with the exception of available for sale equity financial assets; any reversal is recorded in other comprehensive income.

ii.	Non-financial assets:

The Bank’s non-financial assets, excluding investment properties, are reviewed at each reporting date to determine whether there is any indication that those assets have suffered an impairment loss (i.e. its carrying amount exceeds its recoverable amount). If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss.

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss.

In connection to other assets, impairment losses recorded in prior periods are assessed at each reporting date in search of any indication that the loss has decreased or disappeared and should be reversed. An impairment loss shall be reversed only if it does not exceed the carrying amount of loss for impairment recognized for the asset in prior years.

k)	Property, plant, and equipment

This category includes the amount of buildings, land, furniture, vehicles, computer hardware and other fixtures owned by the consolidated entities or acquired under finance leases. Assets are classified according to their use as follows:

i.	Property, plant and equipment for own use

Property, plant and equipment for own use (including, among other things, tangible assets received by the consolidated entities in full or partial satisfaction of financial assets representing accounts receivable from third parties which are intended to be held for continuing own use and tangible assets acquired under finance leases) are presented at acquisition cost less the related accumulated depreciation and, if applicable, any impairment losses (when net carrying amount was higher than recoverable amount).

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

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

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

When the consolidated entities act as the lessees, the lease expenses, including any incentives granted by the lessor, are charged on a straight line basis to “Administrative and other expenses” in the Consolidated Statement of Income.

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

iii.	Sale and leaseback transactions

For sale at fair value and operating leasebacks, the profit or loss generated is recorded at the time of sale except in the case of excess of proceeds over fair value, which difference is amortized over the period of use of the asset. In the case of finance leasebacks, the profit or loss generated is amortized over the lease term.

m)	Intangible assets

Intangible assets are identified as non-monetary assets (separately identifiable from other assets) without physical substance which arise as a result of a legal transaction (contractual terms) or are developed internally by the consolidated entities. They are assets whose cost can be estimated reliably and over which the consolidated entities have control and consider it probable that future economic benefits will be generated.

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

Intangible assets are amortized on a straight-line basis over their estimated useful life; which has been defined as 36 months.

Expenditure on research activities is recorded as an expense in the year in which it is incurred and cannot be subsequently capitalized.

n)	Cash and cash equivalents

For the preparation of the cash flow statement, the indirect method was used, beginning with the Bank’s consolidated pre-tax income and incorporating non-cash transactions, as well as income and expenses associated with cash flows, which are classified as operating, investment or financing activities.

o)	Allowances for loan losses

The Bank has established allowances to cover incurred losses on loans and account receivables from customers in accordance with its internal models and risk assessment as approved by the Board of Directors.

The Bank models determine allowances and provisions for loan losses according to the type of portfolio or operations. Loans and accounts receivables from customers are divided into three categories:

i.	Consumer loans,
ii.	Mortgage loans, and
iii.	Commercial loans.

The Bank performs an assessment of the risk associated with loans and accounts receivable from customers to determine their allowance for loan losses as described below:

-	Individual assessment - represents the case where the Bank assesses a debtor as individually significant, or when he/she cannot be classified within a group of financial assets with similar credit risk characteristics, due to their size, complexity or level of exposure.

-	Group assessment - A group assessment is relevant for analyzing a large number of operations with small individual balances from individuals or small-size companies. The Bank groups debtors with similar credit risk characteristics giving to each group a default probability and recovery rate based on a historical analysis.

The models used to determine credit risk allowances are described as follows:

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

I.	Allowances for individual assessment

An individual assessment of commercial debtors is necessary in the case of companies which, due to their size, complexity or level of exposure regarding the entity, must be known and analyzed in detail.

For the purposes of establishing its provisions, the Bank assigns to each debtor, for both loans and contingent loans, a risk category, after assigning him/her to one of the portfolio categories. Risk factors used on the assignment are: industry or sector of the borrower, owners or managers of the borrower, their financial position and payment ability, and payment behavior.

The Bank’s risk categories are as follows:

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

EIL= EXP x PNP x SEV

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

For loans classified in the C and D categories, loan loss allowances are based mainly on the fair value of the collateral, adjusted for an estimated cost to sell, that each of these loans have. Allowance percentage for each category is then based on the fair value of the collateral, or the expected future cash flow from the loan for each individually evaluated non-performing loans.

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

II.	Allowances for group assessment

The Bank uses the concept of estimation of incurred debt to quantify the allowances levels over the group-evaluated portfolios. Incurred debt is the expected provision expense that will appear one year away from the balance date of the transaction’s credit risk, considering the counterpart risk and the guarantees associated with each transaction.

Following the Bank’s definition, the Bank uses group evaluation to approach transactions that have similar credit risk features, which indicate the debtor’s payment capacity over the entire debt, principal and interests, pursuant to the contract’s terms. In addition, this allows us to assess a high number of transactions with low individual amounts, whether they belong to individuals or small sized companies. Therefore, debtors and loans with similar features are grouped together and each group has a risk level assigned to it.

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

Allowances for group-evaluated loans are established based on the credit risk of the profile to which the loan belongs, within the established segments for the type of loan. The method for assigning a profile is established based on a statistical building method, establishing a relation through logistic regression various variables, such as payment behavior in the Bank, payment behavior outside the Bank, various sociodemographic data, among others, and a response variable that determines a client’s risk level, which in this case is 90 days of non-performance (The chosen features are relevant when calculating future cash flows per group of assets). Afterwards, common profiles are established and with differentiated default rates, applying the real historical loss the Bank has had with that portfolio.

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

Allowance quantification, once the customers have been classified, is the product of three factors: exposure (EXP), Probability of Non-Performance (PNP) and Severity (SEV). The same equation used for individual assessment mentioned above.

The estimated incurred loss rates for group-evaluated loans correspond to charge-offs net of recoveries. The methodology establishes the period in which the estimated incurred loss for each risk profile emerges. Once the loss has been considered to have been incurred, the estimated incurred loss rates are applied to the corresponding risk profile to obtain the net charge-off level associated with this period. The loss rates applied to each risk profile are based only on the historical net charge-off data for that specific profile within one of the four groups of loans. No other statistical or other information other than net charge-offs is used to determine the loss rates.

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

Our models for loans analyzed on a group basis (consumer loans, residential mortgage loans and small-and-mid- sized commercial loans) are monitored on a monthly basis with respect to predictability and stability, using indicators that seek to capture the underlying need to update the models for current loss trends. Therefore, the periods of historical net charge-offs used in the allowance model may be more than a year old as we only update the historical net charge-offs only when our assessment of predictability and stability indicators determine it is necessary.

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

III.	Charge-offs

As a general rule, charge-offs should be done when all collection efforts have been exhausted. These charge-offs consist of derecognition from the Consolidated Statements of Financial Position of the corresponding loans operations in its entirety, and, therefore, include portions not past-due of a loan in the case of installments loans or leasing operations (no partial charge-offs exists).

Subsequent payments obtained from charged-off loans will be recognized in the Consolidated Statement of Income as a recovery of loans previously charged-off.

Loan and accounts receivable charge-offs are recorded for overdue, past due, and current installments based on the time periods expired since reaching overdue status, as described below:

Type of loan	Term

Consumer loans with or without collateral	6 months
Other transactions without collateral	24 months
Commercial loans with collateral	36 months
Mortgage loans	48 months
Consumer leasing	6 months
Other non-mortgage leasing transactions	12 months
Mortgage leasing (household and business)	36 months

Any payment agreement of an already charged-off loan will not give rise to income—as long as the operation is still in an impaired status—and the effective payments received are accounted for as a recovery from loans previously charged-off.

IV.	Recovery of loans previously charged off and accounts receivable from customers

Recovery of previously charged-off loans and accounts receivable from customers, are recorded in the Consolidated Statement of Income as a deduction from provisions for loan losses.

In accordance with our charge-off policy described in iii) above, we may subsequently recover a portion of the amount charged-off (at 100%). The allowance for loan losses on our collectively evaluated loans incorporates an expected recovery rate based on historical information. At the time we charge-off the carrying amount of any loans which have been collectively evaluated for impairment, the allowance for loan losses on collectively evaluated loans is replenished to reflect incurred losses based on statistical models developed in compliance with IAS 39 on the remaining pool of loans. The amounts required for replenishment are recorded in the financial statements as “Provision established”. When a charged-off line item within the financial statements also includes charge-offs on collectively impaired loans, the line item is titled “Charged-offs of individually significant loans and/or collectively evaluated loans”.

Changes in accounting estimates

In 2012, and as a response to the ongoing improvement and monitoring process of the allowance models, the Bank updated its allowance model for consumer loans. Until June 2012, estimated loss rates in said model were established by the historical behavior of net charge-offs of recoveries for each risk profile. It is important to mention that this method only considered historical debt data for each specific profile and did not include the use of any other statistical information. Since June 2012, loss rate has been estimated with the product of the Probability of Default (PD) and Loss Given Default (LGD); established according to the historical behavior of the different profiles and based on a duly based historical analysis. These changes generated an effect on income of Ch$24,753 million. The effect of these improvements was considered as a change of estimate, following International Accounting Standards No. 8 “Accounting Policies, Changes in Accounting Estimates and Errors”; therefore, the effect was reported on the Consolidated Statement of Income.

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

p)	Provisions, contingent assets, and contingent liabilities

Provisions are liabilities of uncertain timing or amount. These provisions are recognized in the Consolidated Statements of Financial Position when the Bank:

i.	has a present obligation (legal or constructive) as a result of past events, and
ii.	To the date of these financial statements, it is probable that an outflow of resources will be required to settle these obligations and the amount of these resources can be readily measured.

Contingent assets or contingent liabilities are any potential rights or obligations arising from past events whose existence will be confirmed only by the occurrence or non-occurrence if one or more uncertain future events that are not wholly under control of the Bank.

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

Provisions are classified according to the obligation covered as follows:

-	Provision for employee salaries and expenses
-	Provision for mandatory dividends
-	Provisions for contingent credit risks
-	Provisions for contingencies

q)	Deferred income taxes and other deferred taxes

The Bank records, when appropriate, deferred tax assets and liabilities for the estimated future tax effects attributable to differences between the carrying amount of assets and liabilities and their tax bases. The measurement of deferred tax assets and liabilities is based on the tax rate, according to the applicable tax laws, using the tax rate that applies to the period when the deferred asset and liability will be settled.. The future effects of changes in tax legislation or tax rates are recorded in deferred taxes beginning on the date on which the law approving such changes is published.

r)	Use of estimates

The preparation of the financial statements requires Management to make estimates and assumptions that affect the application of the accounting policies and the reported amounts of assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

In certain cases, International Financial Reporting Standards (IFRS) require that assets or liabilities be recorded or disclosed at their fair values. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When available, quoted market prices in active markets have been used as the basis for measurement. Where quoted market prices in active markets are not available, the Bank has estimated such values based on the best information available, including the use of internal valuation models and other valuation techniques.

The Bank has established allowances to cover incurred losses to estimate allowances, the Bank must regularly re-evaluate taking into consideration factors such as changes in the nature and volume of the loan portfolio, trends in forecasted portfolio quality, credit quality and economic conditions that may adversely affect the borrowers’ ability to pay. Increases in the allowances for loan losses are reflected as “Provision for loan losses” in the Consolidated Statement of Income. Loans are charged-off when Management determines that a loan or a portion thereof is impaired. Charge-offs are recorded as a reduction of the allowance for loan losses.

The relevant estimates and assumptions are regularly reviewed by the Bank’s Management to quantify certain assets, liabilities, revenues, expenses, and commitments. Revised accounting estimates are recorded in the period in which the estimate is revised.

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

These estimates, made on the basis of the best available information, mainly refer to:

-	Impairment losses of certain assets (Notes 8, 9, 10, and 33)
-	The useful lives of tangible and intangible assets (Notes 13, 14 and 33)
-	The fair value of assets and liabilities (Notes 6, 7, 8, 11 and 37)
-	Commitments and contingencies (Note 23)
-	Current and deferred taxes (Note 15)

s)	Assets received or awarded in lieu of payment

Assets received or awarded in lieu of payment of loans and accounts receivable from clients are recognized at their fair value (as determined by an independent appraisal). A price is agreed upon by the parties through negotiation, or, when the parties do not reach an agreement, at the amount at which the Bank is awarded those assets at a judicial auction. In the both cases, an independent appraisal is performed. The excess of the outstanding loan balance over the fair value is charged to net income for the period, under “Provision for loan losses”. Any excess of the fair value over the outstanding loan balance, less costs to sell of the collateral, is returned to the client. These assets are subsequently adjusted to their net realizable value less cost to sale (assuming a forced sale). The difference between the carrying value of the asset and the estimated fair value less costs to sell is charged to net income for the period, under “Other operating expenses”. The result obtained in the sale of the asset is subsequently recorded under “Other operating income”.

Independent appraisals are obtained at least every 18 months and fair values are adjusted accordingly. No adjustments have been made between appraisals with respect to the period covered by these financial statements considering the stability of the real estate market in Chile during past years and expected stability of the real estate market in the coming years.

At least once a year, the Bank performs the necessary analysis to update these assets’ costs to sell. According to the Bank’s survey, as of December 31, 2013 the average cost to sell was estimated at 5.7% of the appraised value (4.5% as of December 31, 2012).

t)	Earnings per share

Basic earnings per share are determined by dividing the net income attributable to the Bank shareholders for the reported period by the weighted average number of shares outstanding during the reported period.

Diluted earnings per share are determined in the same way as basic earnings, but the weighted average number of outstanding shares is adjusted to take into consideration the potential diluting effect of stock options, warrants, and convertible debt.

As of December 31, 2013 and 2012 the Bank did not have any instruments that generated diluting effects over equity.

u)	Temporary acquisition (assignment) of assets

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

Differences between the purchase and sale prices are recorded as financial interest over the term of the contract.

v)	Provision for mandatory dividends

As of December 31, 2013 and 2012 the Bank recorded a provision for mandatory dividends. This provision is made pursuant to Article 79 of the Corporations Act, which is in accordance with the Bank’s internal policy, pursuant to which at least 30% of net income for the period is distributed, except in the case of a contrary resolution adopted at the respective shareholders’ meeting by unanimous vote of the outstanding shares. This provision is recorded, as a deducting item, under the “Retained earnings – provisions for mandatory dividends” line of the Consolidated Statement of Changes in Equity with offset to Provisions.

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

w)	Employee benefits

i.	Post-employment benefits – Defined Benefit Plan:

According to current collective labor agreements and other agreements, the Bank has an additional benefit available to its principal executives, consisting of a pension plan whose purpose is to endow them with funds for a better supplementary pension upon their retirement.

Features of the Plan:

The main features of the Post-Employment Benefits Plan promoted by the Banco Santander Chile are:

a.	Aimed at the Group’s management
b.	The general requisite to apply for this benefit is that the employee must be carrying out his/her duties when turning 60 years old.
c.	The Santander Group will take on insurance (pension fund) on their behalf that it will pay up periodically.
d.	The Santander Group will be responsible for granting the benefits directly.

To determine the present value of the defined benefit obligation and the current service cost, the method of projected unit credit is used.

Components of defined benefit cost include:

-	current service cost and any past service cost, which are recognized in profit or loss for the period;
-	net interest on the liability (asset) for net defined benefit, which is recognized in profit or loss for the period;
-	new liability (asset) remeasurements for net defined benefit include: (a) actuarial gains and losses;

(b) changes in the performance of the plan assets and; (c) changes in the effect of the asset ceiling, which are recognized in other comprehensive income.

The liability (asset) for net defined benefit is the deficit or surplus, determined as the difference between the present value of the defined benefit obligation minus the fair value of plan assets.

Plan assets comprise the insurance policies taken out by the Bank with a third party that is not a related party. These assets are held by an entity legally separated from the Bank and exist solely to pay benefits to employees.

The Bank presents the present service cost and the net interest of the Personnel wages and expenses on the Consolidated Statement of Income.

The liability for post-employment benefits recognized in the Consolidated Statement of Financial Position represents the deficit or surplus in the defined benefit plans of the Bank. Any surplus resulting from the calculation is limited to the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions.

When employees leave the plan before meeting the requirements to be eligible for the benefit, contributions made by the Bank are reduced.

ii.	Cash-settled share based compensation

The allocation of equity instruments to executives of the Bank and its Subsidiaries as a form of compensation for their services, when those instruments are provided at the end of a specific period of employment, is recorded as an expense in the Consolidated Statement of Income under the “Personnel expenses” item, as the relevant executives provide their services over the course of the period. The Bank pays the parent for the equity instruments granted to its employees. The cash obligation is determined at the grant date in an amount equal to the fair value of the liability with employees at that date. The Bank receives invoices from the parent on a bi-annual basis. Therefore, at the end of each six-month period, the liability recorded is reversed by the payment to the parent.

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Our stock performance plan corresponds to cash-settled share-based payment in accordance with IFRS 2 “Share based payments”. The fair value at grant date is determined using a Monte Carlo model which represents the basis of the payment amount, and is recorded on a straight-line basis over the life of the plan. IFRS 2 requires that the fair value of the liability be remeasured at the end of each reporting period and that fair value changes attributable to rendered services to date be reflected in the statement of income. Given the immateriality of any changes to the fair value of the liability over the 3-year life of the plan, the fair value remeasurement was not recorded. As a cash-settled share-based payment award, the offset of the journal entry to record the compensation expense is a liability for share-based payment awards.

x)	Application of new and revised International Financial Reporting Standards

i.	New and revised IFRS standards effective in current year

The following accounting pronouncements have been issued by the IASB, which have been fully incorporated by the Bank and are detailed as follows:

Amendment to IFRS 1, First Time Adoption of international financial reporting standards IFRS – On December 20, 2010 the IASB published certain modifications to IFRS 1, specifically:

(i) Elimination of Set Dates for First Time Adopters - These modifications help first time adopters of IFRS by replacing the back application date of the un-record of financial assets and liabilities of ‘January 1, 2004’ with the ‘transition date to IFRS’. In this way, first time IFRS adopters do not have to apply the un-record requirements of IAS 39 retrospectively to a previous date and free adopters to recalculate profit and losses of ‘day 1’ over transactions that took place before the transition date to IFRS.

(ii) Severe hyperinflation – These modifications provide guidelines for entities coming from a sever hyperinflation, allowing them at the date of transaction of entities, to measure all assets and liabilities held before the normalization of functional currency date to fair value on the transition to IFRS date and use that fair value as the attributed cost for those assets and liabilities in the statements of opening financial position under IFRS. Entities using this exemption will have to describe the circumstances of how and why their functional currency was subjected to sever hyperinflation and the circumstances that led to end those conditions.

These modifications will be mandatorily applied for yearly periods beginning on or after July 1, 2012. Early implementation is permitted. The implementation of this amendment did not have an impact on the Bank’s Consolidated Financial Statements since we are already preparing our Statements according to IFRS.

IFRS 10, Consolidated Financial Statements - IFRS 10 replaces the parts of IAS 27 Consolidated and Separate Financial Statements that deal with consolidated financial statements and SIC-12 Consolidation – Special Purpose Entities. IFRS 10 changes the definition of control such that an investor has control over an investee when a) it has power over the investee, b) it is exposed, or has rights, to variable returns from its involvement with the investee and c) has the ability to use its power to affect its returns. All three of these criteria must be met for an investor to have control over an investee. Previously, control was defined as the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Additional guidance has been included in IFRS 10 to explain when an investor has control over an investee. Some guidance included in IFRS 10 that deals with whether or not an investor that owns less than 50% of the voting rights in an investee has control over the investee is relevant to the Bank. The implementation of this standard did not have a significant impact on our consolidated financial statements.

IFRS 11, Joint Arrangements — IFRS 11 replaces IAS 31 Interests in Joint Ventures, and the guidance contained in a related interpretation, SIC-13 Jointly Controlled Entities – Non-Monetary Contributions by Venturers, has been incorporated in IAS 28 (as revised in 2011). IFRS 11 deals with how a joint arrangement of which two or more parties have joint control should be classified and accounted for. Under IFRS 11, there are only two types of joint arrangements – joint operations and joint ventures. The classification of joint arrangements under IFRS 11 is determined based on the rights and obligations of parties to the joint arrangements by considering the structure, the legal form of the arrangements, the contractual terms agreed by the parties to the arrangement, and, when relevant, other facts and circumstances. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint operators) have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint venturers) have rights to the net assets of the arrangement. Previously, IAS 31 contemplated three types of joint arrangements – jointly controlled entities, jointly controlled operations and jointly controlled assets. The classification of joint arrangements under IAS 31 was primarily determined based on the legal form of the arrangement (e.g. a joint arrangement that was established through a separate entity was accounted for as a jointly controlled entity).

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The initial and subsequent accounting of joint ventures and joint operations is different. Investments in joint ventures are accounted for using the equity method (proportionate consolidation is no longer allowed). Investments in joint operations are accounted for such that each joint operator recognizes its assets (including its share of any assets jointly held), its liabilities (including its share of any liabilities incurred jointly), its revenue (including its share of revenue from the sale of the output by the joint operation) and its expenses (including its share of any expenses incurred jointly). Each joint operator accounts for the assets and liabilities, as well as revenues and expenses, relating to its interest in the joint operation in accordance with the applicable Standards. The implementation of this standard did not have a significant impact on our consolidated financial statements.

IFRS 12, Disclosure of Interests in Other Entities - On May 12, 2011, the IASB issued IFRS 12 Disclosure of Interests in Other Entities, which requires further disclosures related to interests in subsidiaries, joint agreements, associates and/or unconsolidated structured entities. IFRS 12 establishes disclosure objectives and specifies minimum disclosures that an entity should provide to fulfill those objectives. An entity should disclose information that allows users of its financial statements evaluate the nature and risks associated with interests in other entities and the effects of those interests on its financial statements. The disclosure requirements are extensive and represent and effort that could require gathering the necessary information. The implementation of this standard did not have a significant impact on our consolidated financial statements.

IFRS 13, Fair Value Measurement - IFRS 13 establishes a single source of guidance for fair value measurements and disclosures about fair value measurements. The scope of IFRS 13 is broad; the fair value measurement requirements of IFRS 13 apply to both financial instrument items and non-financial instrument items for which other IFRSs require or permit fair value measurements and disclosures about fair value measurements, except for share-based payment transactions that are within the scope of IFRS 2 Share-based Payment, leasing transactions that are within the scope of IAS 17 Leases, and measurements that have some similarities to fair value but are not fair value (e.g. net realisable value for the purposes of measuring inventories or value in use for impairment assessment purposes).

IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions. Fair value under IFRS 13 is an exit price regardless of whether that price is directly observable or estimated using another valuation technique. Also, IFRS 13 includes extensive disclosure requirements.

IFRS 13 requires prospective application from 1 January 2013. In addition, specific transitional provisions were given to entities such that they need not apply the disclosure requirements set out in the Standard in comparative information provided for periods before the initial application of the Standard. The implementation of this standard generated an impact amounted Ch$18,324 million on our consolidated financial statements.

Amendment to IAS 1 - Presentation of Items of Other Comprehensive Income - The amendments introduce new terminology, whose use is not mandatory, for the statement of comprehensive income and income statement. Under the amendments to IAS 1, the ‘statement of comprehensive income’ is renamed as the ‘statement of profit or loss and other comprehensive income’ [and the ‘income statement’ is renamed as the ‘statement of profit or loss’]. The amendments to IAS 1 retain the option to present profit or loss and other comprehensive income in either a single statement or in two separate but consecutive statements. However, the amendments to IAS 1 require items of other comprehensive income to be grouped into two categories in the other comprehensive income section: (a) items that will not be reclassified subsequently to profit or loss and (b) items that may be reclassified subsequently to profit or loss when specific conditions are met. Income tax on items of other comprehensive income is required to be allocated on the same basis – the amendments do not change the option to present items of other comprehensive income either before tax or net of tax. The amendments have been applied retrospectively, and hence the presentation of items of other comprehensive income has been modified to reflect the changes. Other than the above mentioned presentation changes, the application of the amendments to IAS 1 does not result in any impact on profit or loss, other comprehensive income and total comprehensive income.

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Amendment to IAS 19 - Employee Benefits - IAS 19 (as revised in 2011) changes the accounting for defined benefit plans and termination benefits. The most significant change relates to the accounting for changes in defined benefit obligations and plan assets. The amendments require the recognition of changes in defined benefit obligations and in the fair value of plan assets when they occur, and hence eliminate the ‘corridor approach’ permitted under the previous version of IAS 19 and accelerate the recognition of past service costs. All actuarial gains and losses are recognized immediately through other comprehensive income in order for the net pension asset or liability recognised in the consolidated statement of financial position to reflect the full value of the plan deficit or surplus. Furthermore, the interest cost and expected return on plan assets used in the previous version of IAS 19 are replaced with a ‘net interest’ amount under IAS 19 (as revised in 2011), which is calculated by applying the discount rate to the net defined benefit liability or asset. These changes have had an impact on the amounts recognized in profit or loss and other comprehensive income in prior years (see Note 2 – Accounting changes). In addition, IAS 19 (as revised in 2011) introduces certain changes in the presentation of the defined benefit cost including more extensive disclosures.

Specific transitional provisions are applicable to first-time application of IAS 19 (as revised in 2011). The Bank applied this amendment, in accordance with IAS 8 - Accounting Policies Changes. The effect of this application is shown in detail on Note 02 - Accounting changes, on these Consolidated Financial Statements.

Annual Improvements and International Standards to Financial Information – On May 17, 2012 the IASB issued “Annual Improvements to IFRS: 2009-2011 Cycle”, incorporating amendments to five standards.

-	IFRS 1 - First-time adoption of standards Related to the relative implementation of the IFRS 1 and loan costs.
-	IAS 1 - Presentation of Financial Statements: Clarification on the requirements for comparative information.
-	IAS 16 - Property, Plant and Equipment: Regarding the classification of the auxiliary equipment.
-	IAS 32 - Financial Instruments: Presentation: On the tax effect of distributions to holders of equity instruments.
-	IAS 34 - Interim Financial Reporting: Interim financial reporting and segmented information for total assets and liabilities.

The amendments to the IFRS, cycle 2009-2011, are effective for annual periods beginning on or after January 1, 2013, although early application is permitted. These amendments did not have a material impact on our consolidated financial statements.

IAS 27 (2011), Separated Financial Statements - IAS 27 Consolidated and Separated Financial Statements was modified by IFRS 10 but keeps the current guidelines for separated financial statements. These amendments did not have a material impact on our consolidated financial statements.

IAS 28 (2011) - Investments in Associates and Joint Ventures - IAS 28 Investments in Associates was modified to conform the changes related to the issuing of IFRS 10 and IFRS 11. These amendments did not have a material impact on our consolidated financial statements.

Amendment to IFRS 10 - Consolidated Financial Statements, IFRS 11 - Joint Agreements and IFRS 12 - Disclosure of Interests in Other Entities - Transition Guidance - On June 28, 2012, the IASB published Consolidated Financial Statements, Joint Agreements and Disclosure of interests in Other Entities (amendments to IFRS 10, IFRS 11 and IFRS 12). Amendments are meant to lighten up the transition from IFRS 10, IFRS 11 and IFRS 12 by "limiting the requirement to provide comparative information adjusted only for the immediately preceding year comparative." Also, the amendments to IFRS 11 and IFRS 12 eliminate the requirement of providing comparative information for the periods prior to the immediately following year. The effective date of these amendments is for annual periods beginning on or after January 1, 2013, in line with the effective dates of IFRS 10, IFRS 11 and IFRS 12. These amendments did not have a material impact on our consolidated financial statements.

Amendment to IFRS 7 Disclosures - Offsetting Financial Assets and Financial Liabilities - The Bank has applied the amendments to IFRS 7 Disclosures – Offsetting Financial Assets and Financial Liabilities for the first time in the current year. The amendments to IFRS 7 require entities to disclose information about rights of offset and related arrangements (such as collateral posting requirements) for financial instruments under an enforceable master netting agreement or similar arrangement.

The application of the amendments has had no material impact on the disclosures or on the amounts recognised in the consolidated financial statements, as the Bank has not enforceable master netting agreements in place.

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

ii.	New and revised IFRS issued but not yet effective

IFRS 9, Financial Instruments – On November 12, 2009 the IASB issued IFRS 9, Financial Instruments. This regulation incorporates new requirements for the classification and measurement of financial assets and it is effective for yearly periods beginning on or after January 1, 2013. Early application is permitted. IFRS 9 specifies how an entity should classify and measure its financial assets. It requires that all financial assets be classified in their entirely on the basis of the entity’s business model for the management of financial assets and the features of the financial assets agreement cash flows.

Financial assets are measured whether by amortized cost or fair value. Only financial assets classified as measured to amortize cost will be tested for Impairment. On October 28, 2010, the IFRS issued a revised version of IFRS 9, Financial Instruments. The revised Standard keeps the requirements for classification and measurement of financial assets published on November 2009 but it adds guidelines on classification and measurement of financial liabilities. As part of the restructuring of IFRS 9, the IASB has also reproduced the guidelines on un-record of financial instruments and related implementation guidelines from IAS 39 to IFRS 9. These new guidelines constitute the first stage of the IASB project to replace IAS 39. The other stages, impairment and hedge accounting, have not been finished yet.

The guidelines included in IFRS 9 about the classification and measurements of financial assets have not changed from those established in IAS 39. In other words, financial liabilities will continue to be measured whether by amortized cost or fair value with change in income. The concept of bifurcation of embedded derivatives in a contract by financial asset has not change either. Financial liabilities held for trade will continue to be measured at fair value with changes in profit and loss, and all other financial assets will be measured at amortized cost unless the fair value option is applied using currently existing criteria in IAS 39.

Notwithstanding the latter, there are two differences with regards to IAS 39:

•	The presentation of effects from changes in fair value attributable to a liability’s credit risk; and
•	The elimination of the cost exemption for liability derivatives to be settled by giving non traded equity instruments.

On December 16, 2012 the IASB issued Mandatory Implementation Date of IFRS 9 and Transition Disclosures, deferring the effective date versions of both 2009 and 2010 for annual periods beginning on or after 01 January 2015. Prior to the amendments, the application of IFRS 9 was mandatory for annual periods beginning on or after 2013. Modifications change the requirements for the transition from IAS 39 Financial Instruments: Recognition and Measurement to IFRS 9. In addition, the amendments also modify IFRS 7 Financial Instruments: Disclosures, to add certain requirements in the reporting period including the enforcement date of IFRS 9.

Amendments are effective for yearly periods beginning on or after January 1, 2018; early application is permitted. The Bank’s management is assessing the potential impact of the adoption of these modifications.

Amendments to IFRS 10, IFRS 12 and IAS 27 Investment Entities - The amendments to IFRS 10 define an investment entity and require a reporting entity that meets the definition of an investment entity not to consolidate its subsidiaries but instead to measure its subsidiaries at fair value through profit or loss in its consolidated and separate financial statements.

To qualify as an investment entity, a reporting entity is required to:

•	obtain funds from one or more investors for the purpose of providing them with professional investment management services;
•	commit to its investor(s) that its business purpose is to invest funds solely for returns from capital appreciation, investment income, or both; and
•	measure and evaluate performance of substantially all of its investments on a fair value basis.

Consequential amendments have been made to IFRS 12 and IAS 27 to introduce new disclosure requirements for investment entities. Management believes that this amendment will be adopted in the consolidated financial statements of the Bank for the period beginning on January 1, 2014.

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Investment entities – Amendments to IFRS 10 – Consolidated Financial Statements; IFRS 12 – Disclosures of Interests in Other Entities and IAS 27 – Separated Financial Statements - On October 31, 2012, the IASB issued “Investment entities (amendments to IFRS 10, IFRS 12 and IAS 27)”, providing an exception to the consolidation of subsidiaries under IFRS 10 Consolidated Financial Statements for entities that follow the definition of “investment entity”, as well as some investment funds. Instead, said entities will measure their investments in subsidiaries at fair value through profit and loss, pursuant to IFRS 9 Financial Instruments or IAS 39 Financial Instruments: Recognition and Measurement.

Amendments also require additional disclosure about whether the entity is considered an investment entity, details of non-consolidated subsidiaries, the nature of the relationship and certain transactions between the investment entity and its subsidiaries. On the other hand, amendments force an investment entity to account for its investment in a subsidiary in the same way in the consolidated financial statements as well as in its individual financial statements (or just provide individual financial statements if all subsidiaries are not consolidated). These modifications will be effective for yearly periods beginning on or after January 1, 2014. In-advance enforcement is allowed. Early application permitted. Management believes this new regulation will be adopted in the Bank’s Consolidated Financial Statements for the period beginning on January 1, 2014. Management is currently evaluating the possible impact this might have. The Bank’s management is assessing the potential impact of the adoption of these modifications.

Amendments to IAS 32 Offsetting Financial Assets and Financial Liabilities

The amendments to IAS 32 clarify the requirements relating to the offset of financial assets and financial liabilities. Specifically, the amendments clarify the meaning of ‘currently has a legally enforceable right of set-off’ and ‘simultaneous realisation and settlement. The Bank’s management is assessing the potential impact of the adoption of these modifications.

IFRIC 21 - Levies – On May 20, 2013 the IASB issued this interpretation addressing the accounting for a liability to pay a levy if such liability is within the IAS 37. It also addresses the accounting for a liability to pay a levy which amount and maturity is true. For the purposes of this Interpretation, a levy is an outflow of resources embodying economic benefits imposed by governments to entities according to legislation (laws and regulations). This is different from the outflow of resources within the reach of IAS 12 Income Tax, and fines or other penalties imposed for breaches of the legislation. An entity shall apply these modifications retrospectively for annual periods beginning on or after January 1, 2014. Earlier application permitted. If an entity applies this Interpretation for prior periods shall disclose this fact. Changes in accounting policies resulting from the application of this Interpretation shall be accounted for retrospectively in accordance with IAS 8 - Accounting policies, changes in accounting estimates and errors. The Bank’s management is assessing the potential impact of the adoption of these modifications.

Amendment IAS 36, Impairment of the Assets – On May 29, 2013 the IASB issued Recoverable Amount Disclosures for Non-Financial Assets. The objective of this amendment is to harmonize the disclosure requirements about fair value without the disposal costs and value in use, when present value techniques are used to measure the recoverable amount of assets that are considered value impaired, requiring an entity to disclose the discount rates that have been used to determine the recoverable amount of assets that are considered value impaired. An entity shall apply these modifications retrospectively for annual periods beginning on or after January 1, 2014. In-advance enforcement is allowed. An entity shall not apply these modifications to periods (including comparative periods) in which IFRS 13 is not applied. The Bank’s management is assessing the potential impact of the adoption of these modifications.

Amendment IAS 39, Financial instruments: recognition and measurement – On June, 27, 2013 the IASB issued the amendment Novation of Derivatives and Continuation of Hedge Accounting, establishing that a derived contract novation with a central counterparty (clearing house) would generate a hedged interruption, derecognition of the original derivative and the recognition of the new derivative contract novated. While product novation laws or regulations do not qualify for derecognition and therefore hedge accounting will not be interrupted (if requirements are met). The effective date of application for annual periods beginning on January 1, 2014, may be applied in advance. An entity shall apply the amendment retrospectively in accordance with IAS 8 - Accounting policies, changes in accounting estimates and errors. The Bank’s management is assessing the potential impact of the adoption of these modifications.

IFRS 9 - Financial Instruments – Coverage and Amendments accounting for IFRS 9, IFRS 7 and IAS 39 – On November 19, 2013 the IASB issued this amendment which includes a new coverage accounting general model. It is more closely aligned with risk management, providing more useful information to users of financial statements. Moreover, the requirements relating to the fair value option for financial liabilities were changed to address own credit risk. This improvement requires that the effects of changes in credit risk of liability should not affect the income of the period unless the liabilities are hold for trading. Early adoption of this amendment is allowed without the application of the other requirements of IFRS 9. Additionally, it conditions the effective date of entry into force to the end of the draft IFRS 9, allowing equally to be adopted. The Bank’s management is assessing the potential impact of the adoption of these modifications regarding IFRS 7 and IAS 39.

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Amendment IAS 19 – Defined benefit plans: employee contributions – On November 21, 2013 the IASB issued these modifications establishing the treatment for employee or third party contributions when accounting for the defined benefit plans. Therefore, if the amount of the contributions is independent of the number of years of service, it allows an entity to recognize these contributions as a reduction in service costs in the period in which the related service is rendered, instead of attributing contributions to periods of service, and if the amount of the contribution depends on the number of years of service, an entity to attribute these contributions to periods of service is required, using the same method of allocation required by paragraph 70 of the IAS 19, for gross proceeds (that is, using the contribution plan formula or a linear basis). These modifications apply for annual periods starting as of July 1, 2014 retroactively, as stated by IAS 8 - Accounting policies changes in accounting estimates and errors. Earlier application permitted. The Bank’s management is assessing the potential impact of the adoption of these modifications.

Annual modifications, cycle 2010-2012 – On December 12, 2013 this document covering seven standards was issued:

-	IFRS 2 - Share-based Payments: It modifies the definition of 'concession consolidation condition (irrevocability)' y 'market conditions' and adds the definition of 'execution conditions' and ' service condition' (which was a part of the definition of the concession consolidation condition).
-	IFRS 3 - Business Combinations: it states that the contingent considerations classified as assets or liabilities must be measure to fair value on each report date.
-	IFRS 8 - Operating Segments: it required that and entity reveals the judgments made by the administration regarding the implementations of the criteria for the operating segments aggregation and it states that the entity must only provide reconciliation between all the assets of the reportable segment and the entity's assets if the previous ones are reported regularly.
-	IFRS 13 - Fair value measurement: it states that the issuing of IFRS 13 and the modification of IFRS 9 and IAS 39 did not eliminate the possibility of measuring the accounts receivable and pay in the short term those that lack an established interest rate on the invoice amount without discounting if the effect of such action is intangible.
-	IAS 16 - Property, plant and equipment: it states that when a property, plant and equipment element is revaluated, the gross carrying value is adjusted consistently with the revaluation of the carrying value.
-	IAS 24 - Related party disclosures: it states that an entity providing administration personnel services key to the informing entity or to the parent of the reporting entity, this is a related party of the reporting entity.
-	IAS 38 - Intangibles: it states that when an intangible element is revaluated, the gross carrying value is adjusted consistently with the revaluation of the carrying value.

IFRS annual modifications, 2010-2012 cycle, must be implemented for annual periods starting on or after July 1, 2014. Early application permitted. The Bank’s management is assessing the potential impact of the adoption of these modifications.

Annual modifications, cycle 2011-2013 – On December 12, 2013 this document covering four standards was issued:

-	IFRS 1 - First-time Adoption: It states that an entity, on its first financial statements under IFRS, has the possibility of choosing between applying an existing and currently effective IFRS, and applying a new or revised IFRS which is not currently mandatory, provided earlier application is permitted. It is required that the entity applies the same version of the IFRS throughout the periods covered by the first financial statements according to IFRS.
-	IFRS 3 - Business Combinations: It states that the IFRS 3 excludes from its scope the accounting for the formation of a joint agreement on the financial statements of the joint arrangement itself.
-	IFRS 13 - Fair Value Measurement: It states that the scope of the exception of portfolio defined in paragraph 52 of IFRS 13, includes all contracts included under the scope of 'IAS 39 - Financial Instruments: Recognition and measurement' and 'IFRS 9 - Financial Instruments', regardless of whether they conform to the definition of financial assets or financial liabilities as set out in 'IAS 32 - Financial Instruments: Presentation'.
-	IAS 40 - Investment Property: It states that if a certain transaction complies with the definition of a business combination -as defined by IFRS 3 -Business Combinations- and of investment properties -as defined by IAS 40 Investment Property-, it needs to implement both norms independently and separately.

IFRS annual modifications, 2011-2013 cycle, must be implemented for annual periods beginning on or after July 1, 2014. Earlier application permitted. The Bank’s management is assessing the potential impact of the adoption of these modifications.

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 02

ACCOUNTING CHANGES

IAS 19 – “Employee Benefits Revised” was implemented as of January 1, 2013. Regarding the Pension Plan (Defined benefits), the main change of the new version of the IAS 19 is the inability to defer the costs of 'past services' of the defined benefit plans, they have to be recognized within income at the moment of formalizing the plan and when it is modified. The amendments require an accounting change that must be applied retroactively following IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors”. Management of the Bank has determined that the effect of such retrospective application is not material as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011.

The required adjustments to comply with the IAS 19 - Employee Benefits amendments within the Consolidated Financial Statements as of December 31, 2012 are as follows:

	Closing balance as of December 31,			Adjusted balance as of December 31,
Consolidated Statement of Financial Position	2012	Adjustments		2012
	MCh$	MCh$		MCh$
Assets
Deferred taxes	181,678	197		181,875
Other assets	658,873	(983)	(*)	657,890
Total Assets	840,551	(786)		839,765

Liabilities
Provisions	191,796	96		191,892
Total Liabilities	191,796	96		191,892

Equity
Reserves	976,561	(1,101)	(**)	975,460
Income for the year	356,493	315	(***)	356,808
Minus: Provision for mandatory dividends	(106,948)	(96)		(107,044)
Total Equity	1,226,106	(882)		1,225,224

(*) Corresponds to decrease in deferred past service costs

(**) Corresponds to the effect, net of taxes, on pension plans that was deferred as of December 31, 2011

(***) Corresponds to an effect on income for the period

The adjustments required by the IAS 19 modifications as of January 1, 2012 are as follows:

	Opening balance as of January 1,			Adjusted balance as of January 1,
Consolidated Statement of Financial Position	2012	Adjustments		2012
	MCh$	MCh$		MCh$
Assets
Deferred taxes	136,521	276		136,797
Other assets	550,326	(1,377)	(*)	548,949
Total Assets	686,847	(1,101)		685,746

Equity
Reserves	802,528	(1,101)	(**)	801,427
Total Equity	802,528	(1,101)		801,427

(*) Corresponds to decrease in pension plan for deferred pension plan

(**) Corresponds to pension plans amount pending of deferral as of December 31, 2011 (net of income tax)

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 02

ACCOUNTING CHANGES, continued

The adjusted Consolidated Statements with modifications required by IAS 19 - Employee Benefits are as follows:

	Closing balance as of December 31,	IAS 19 adjustments	Adjusted balance as of December 31,
	2012		2012
	MCh$	MCh$	MCh$
ASSETS
Cash and deposits in banks	1,250,414	-	1,250,414
Cash items in process of collection	520,267	-	520,267
Trading investments	338,287	-	338,287
Investments under resale agreements	6,993	-	6,993
Financial derivative contracts	1,293,212	-	1,293,212
Interbank loans, net	90,414	-	90,414
Loans and accounts receivable from customers, net	18,326,190	-	18,326,190
Available for sale investments	1,826,158	-	1,826,158
Held to maturity investments	-	-	-
Investments in associates and other companies	7,614	-	7,614
Intangible assets	87,347	-	87,347
Property, plant, and equipment	162,214	-	162,214
Current taxes	10,227	-	10,227
Deferred taxes	181,678	197	181,875
Other assets	658,873	(983)	657,890
TOTAL ASSETS	24,759,888	(786)	24,759,102
LIABILITIES
Deposits and other demand liabilities	4,970,019	-	4,970,019
Cash items in process of being cleared	284,953	-	284,953
Obligations under repurchase agreements	304,117	-	304,117
Time deposits and other time liabilities	9,112,213	-	9,112,213
Financial derivative contracts	1,146,161	-	1,146,161
Interbank borrowings	1,438,003	-	1,438,003
Issued debt instruments	4,571,289	-	4,571,289
Other financial liabilities	192,611	-	192,611
Current taxes	525	-	525
Deferred taxes	9,544	-	9,544
Provisions	191,796	96	191,892
Other liabilities	341,274	-	341,274
TOTAL LIABILITIES	22,562,505	96	22,562,601
EQUITY

Attributable to the Bank's shareholders:	2,163,118	(882)	2,162,236

Capital	891,303	-	891,303
Reserves	976,561	(1,101)	975,460
Valuation adjustments	(3,781)	-	(3,781)
Retained earnings	299,035	219	299,254
Retained earnings of prior years	49,490	-	49,490
Income for the period	356,493	315	356,808
Minus: Provision for mandatory dividends	(106,948)	(96)	(107,044)
Non-controlling interest	34,265	-	34,265
TOTAL EQUITY	2,197,383	(882)	2,196,501
TOTAL LIABILITIES AND EQUITY	24,759,888	(786)	24,759,102

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 02

ACCOUNTING CHANGES, continued

The adjustments required by IAS 19 as of December 31, 2012 are detailed below:

	Closing balance as of December 31, 2012	IAS 19 adjustments	Adjusted balance as of December 31, 2012

	MCh$	MCh$	MCh$

OPERATING INCOME

Interest income	1,890,953	-	1,890,953
Interest expense	(848,219)	-	(848,219)
Net interest income	1,042,734	-	1,042,734

Fee and commission income	360,427	-	360,427
Fees and commissions expense	(89,855)	-	(89,855)
Net fee and commission income	270,572	-	270,572

Net income from financial operations	(64,079)	-	(64,079)
Foreign exchange profit (loss), net	146,378	-	146,378
Other operating income	13,105	-	13,105
Net operating profit before provision for loan losses	1,408,710	-	1,408,710

Provisions for loan losses	(403,692)	-	(403,692)

NET OPERATING PROFIT	1,005,018	-	1,005,018

Personnel salaries and expenses	(300,298)	394	(299,904)
Administrative expenses	(183,379)	-	(183,379)
Depreciation and amortization	(56,369)	-	(56,369)
Impairment	(90)	-	(90)
Other operational expenses	(59,637)	-	(59,637)
TOTAL OPERATIONAL EXPENSES	(599,773)	394	(599,379)

OPERATING INCOME	405,245	394	405,639

Income from investments in associates and other companies	267	-	267

Income before tax	405,512	394	405,906

Income tax expense	(44,394)	(79)	(44,473)

NET INCOME FOR THE PERIOD	361,118	315	361,433

Attributable to:
Bank shareholders	356,493	315	356,808
Non-controlling interest	4,625	-	4,625

Earnings per share attributable to Bank shareholders: (expressed in Chilean pesos)
Basic earnings	1.892	0.001	1.893
Diluted earnings	1.892	0.001	1.893

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 02

ACCOUNTING CHANGES, continued

The adjustments required by IAS 19 as of December 31, 2011 are detailed below:

	Closing balance as of December 31, 2011	IAS 19 adjustments	Adjusted balance as of December 31, 2011

	MCh$	MCh$	MCh$

OPERATING INCOME

Interest income	1,768,735	-	1,768,735
Interest expense	(796,435)	-	(796,435)
Net interest income	972,300	-	972,300

Fee and commission income	363,041	-	363,041
Fees and commissions expense	(85,205)	-	(85,205)
Net fee and commission income	277,836	-	277,836

Net income from financial operations	170,857	-	170,857
Foreign exchange profit (loss), net	(76,660)	-	(76,660)
Other operating income	18,749	-	18,749
Net operating profit before provision for loan losses	1,363,082	-	1,363,082

Provisions for loan losses	(316,137)	-	(316,137)

NET OPERATING PROFIT	1,046,945	-	1,046,945

Personnel salaries and expenses	(280,613)	573	(280,040)
Administrative expenses	(166,825)	-	(166,825)
Depreciation and amortization	(53,466)	-	(53,466)
Impairment	(116)	-	(116)
Other operational expenses	(64,208)	-	(64,208)
TOTAL OPERATIONAL EXPENSES	(565,228)	573	(564,655)

OPERATING INCOME	481,717	-	482,290

Income from investments in associates and other companies	2,140	-	2,140

Income before tax	483,857	573	484,430

Income tax expense	(77,193)	(115)	(77,308)

NET INCOME FOR THE PERIOD	406,664	458	407,122

Attributable to:
Bank shareholders	401,733	458	402,191
Non-controlling interest	4,931	-	4,931

Earnings per share attributable to Bank shareholders: (expressed in Chilean pesos)
Basic earnings	2.132	0.002	2.134
Diluted earnings	2.132	0.002	2.134

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 03

SIGNIFICANT EVENTS

As of December 31, 2013, the following significant events have occurred and had an impact on the Bank’s operations on the Consolidated Financial Statements.

a) The Board

At the Ordinary Board Meeting No. 446 on August 20, 2013, Mr. Jesús María Zabalza Lotina presented his resignation as First Vice-president. During this session, the Board appointed Mr. Oscar von Chrismar Carvajal as Vice-president and Mr. Juan Pedro Santa María Pérez as Regular Director of the Bank.

Use of profit and distribution of dividends

The Ordinary Shareholders’ Meeting of Banco Santander Chile was held on April 29, 2013, chaired by Mr. Mauricio Larraín Garcés (Chairman), and attended by Jesús María Zabalza Lotina (First Vice President), Oscar von Chrismar Carvajal (Second Vice President), Víctor Arbulú Crousillat, Lisandro Serrano Spoerer, Marco Colodro Hadjes, Vittorio Corbo Lioi, Carlos Olivos Marchant, Roberto Méndez Torres, Lucía Santa Cruz Sutil, Roberto Zahler Mayanz, Juan Pedro Santa María Pérez, and Raimundo Monge Zegers (Alternate Director). Also, the CEO Claudio Melandri Hinojosa and CAO Felipe Contreras Fajardo attended the meeting.

According to the information presented during said meeting, the net profit of the 2012 period (named as Profit attributable to Bank shareholders in the financial statements) was Ch$387,967 million. The distribution of 60% of such profit was approved. Such percentage divided by the number of shares issued is equivalent to a dividend of Ch$1,235 pesos per share, payable as of April 30, 2013.

b) Selling of the subsidiary Santander Asset Management S.A. Administradora General de Fondos

In December 2013, our subsidiary Santander Asset Management S.A. Administradora General de Fondos was sold through a formal offer of purchase received in May 2013. The sale price was Ch$90,281 million for 100% of the shares. 99.99% were acquired by SAM Investment Holdings Limited and the remaining 0.01% by Santander Asset Management UK Holdings Limited. This operation generated Ch$78,122 million profit recorded within other operating income. Additionally, the entities entered into a management service agreement for a 10-year period.

This transaction was reviewed by independent external evaluators who were of the opinion that the price for the offer was reasonable in consideration of their fair value appraisals. The Audit Committee and the Board of Directors ratified the appraiser’s opinion. On December 5, 2013 an Extraordinary Shareholders’ meeting was held. The offer was accepted and thus, on December 6, 2013 the SBIF was informed of this transaction.

c) Merger by absorption of Santander Servicios de Recaudación y Pagos Limitada

On December 17, 2013, at an Extraordinary Board of Directors meeting, a proposal for consultation was made to merge the subsidiary Santander Servicios de Recaudación y Pagos Ltda. during 2014. The Board approved the merger and commissioned the CEO to present the merger to the SBIF for authorization and for legal procedures to formalize properly.

.

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 04

OPERATING SEGMENTS

The Bank manages and measures the performance of its operations by operating segment which function under three divisions. The information disclosed in this note is not necessarily comparable to that of other financial institutions, since it is based on management’s internal information system by segment.

Inter-segment transactions are conducted under normal arm’s length commercial terms and conditions. Each segment’s assets, liabilities, and income include items directly attributable to the segment to which they can be allocated on a reasonable basis.

To achieve the strategic objectives adopted by management and adapt to changing market conditions, the Bank makes changes in its organization from time to time, which in turn have a greater or lesser impact on how it is managed or administered. Hence, this disclosure furnishes information on how the Bank is managed as of December 31, 2013.

During the second half of 2013, the Institutional segment was moved from the Individuals and SME Division to the Companies and Institutional Division. All prior years’ segment information has been presented under the revised Division definitions.

The Bank has the following operating segment falling under each Division header noted below:

Individuals and SMEs

a.	Santander Banefe
Serves individuals with monthly incomes from Ch$150,000 pesos to Ch$400,000 pesos, who receive services through Santander Banefe. This segment gives customers a variety of services, including consumer loans, credit cards, auto loans, mortgage loans, debit cards, savings products, mutual funds, and insurance brokerage.

b. Commercial banking

Serves individuals with monthly incomes over Ch$400,000 pesos. This segment gives customers a variety of services, including consumer loans, credit cards, auto loans, commercial loans, foreign exchange, mortgage loans, debit cards, checking accounts, savings products, mutual funds, stockbrokerage, and insurance brokerage.

c. Small and mid-sized companies (SMEs)

Considers small companies with annual sales lower than Ch$1,200 million. This segment gives customers a variety of products, including commercial loans, government-guaranteed loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, savings products, mutual funds, and insurance brokerage.

Companies and institutional

a.	Companies

Considers companies with annual sales over Ch$1,200 million up to Ch$10,000 million. This segment provides a wide variety of products, including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, savings products, mutual funds, and insurance brokerage.

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
Considers companies with annual sales exceeding Ch$10.000 million. This segment provides a wide variety of products, including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, investment, savings products, mutual funds, and insurance.

d.	Institutional
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

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 04

OPERATING SEGMENTS, continued

Global Banking and Markets

a.	Corporate
Foreign and domestic multinational companies with sales over MCh$10.000. This segment provides a wide variety of products, including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, investments, savings products, mutual funds, and insurance brokerage.

b.	Treasury
The Treasury Division provides sophisticated financial products, mainly to companies in the Wholesale Banking area and the Companies segment. These include products such as short-term financing and fund raising, brokerage services, derivatives, securitization, and other tailor-made products. The Treasury area may act as brokers to transactions and also manages the Bank’s investment portfolio.

Corporate Activities (“Other”)

This segment includes Financial Management, which develops global management functions, involving the parent company’s structural interest risk and liquidity risk. Liquidity risk is managed mainly through debt issuances. This segment also manages the Bank’s personal funds, capital allocation by unit, and the financing of investments made. The foregoing usually results in a negative contribution to income.

In addition, this segment encompasses all the intra-segment income and all the activities not assigned to a given segment or product with customers.

The segments’ accounting policies are the same as those described in the summary of accounting policies. The Bank earns most of its income in the form of interest income, fee and commission income and income from financial operations. To evaluate a segment’s financial performance and make decisions regarding the resources to be assigned to segments, the Chief Operating Decision Maker (CODM) bases his assessment on the segment's interest income, fee and commission income, and expenses.

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 04

OPERATING SEGMENTS, continued

Below are the tables showing the Bank’s results by operating segment, for the years ended December 31, 2013 and 2012 in addition to the corresponding balances of loans and accounts receivable from customers:

		As of December 31, 2013

	Loans and accounts receivable from customers (1)	Net interest income	Net fee and commission income	Financial transactions, net (2)	Provision for loan losses	Support expenses (3)	Segment’s net contribution
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Segments
Individuals+ SMEs
Santander Banefe	727,452	99,182	25,648	1,614	(56,309)	(52,370)	17,765
Commercial Banking	9,710,249	506,192	123,496	7,118	(157,697)	(298,173)	180,936
Small and mid-sized companies (SMEs)	3,223,215	260,856	37,641	4,798	(101,611)	(79,633)	122,051
Subtotal	13,660,916	866,230	186,785	13,530	(315,617)	(430,176)	320,752

Companies and institutional
Companies	1,757,586	73,906	14,020	7,457	(21,364)	(27,947)	46,072
Large Corporations	1,923,810	62,953	9,026	5,930	(15,296)	(19,937)	42,676
Real estate	996,847	26,607	3,588	287	(5,098)	(6,055)	19,329
Institutional	353,509	30,283	2,615	562	261	(15,889)	17,832
Subtotal	5,031,752	193,749	29,249	14,236	(41,497)	(69,828)	125,909

Subtotal Commercial Banking	18,692,668	1,059,979	216,034	27,766	(357,114)	(500,004)	446,661

Global Banking and Markets
Corporate	2,219,045	63,036	16,295	9,011	(14,739)	(19,802)	53,801
Treasury	-	9,896	1,727	41,706	-	(17,926)	35,403
Subtotal	2,219,045	72,932	18,022	50,717	(14,739)	(37,728)	89,204

Other	149,048	(56,149)	(4,220)	45,954	391	(20,121)	(34,145)

Total	21,060,761	1,076,762	229,836	124,437	(371,462)	(557,853)	501,720

Other operating income							88,155
Other operating expenses							(52,338)
Income from investments in associates and other companies							1,422
Income tax expense							(94,530)
Net income for the year							444,429

(1) Corresponds to loans and accounts receivable from customers, net, without deducting their allowances for loan losses.

(2) Corresponds to the sum of the net income from financial operations and the foreign exchange profit.

(3) Corresponds to the sum of personnel salaries and expenses, administrative expenses, depreciation, amortization, and impairment.

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 04

OPERATING SEGMENTS, continued

Operating segments according to the new segmentation criteria are as follows:

		As of December 31, 2012 (*)
Loans and accounts receivable from customers (1)		Net interest income	Net fee and commission income	Financial transactions, net (2)	Provision for loan losses	Support expenses (3)	Segment’s net contribution
MCh$		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Segments
Individuals +SMEs
Santander Banefe	730,362	123,043	33,853	1,288	(73,882)	(51,797)	32,505
Commercial Banking	8,941,860	499,422	141,946	8,613	(229,958)	(291,562)	128,461
Small and mid-sized companies (SMEs)	2,890,251	233,622	38,115	5,009	(80,144)	(76,560)	120,042
Subtotal	12,562,473	856,087	213,914	14,910	(383,984)	(419,919)	281,008

Companies and institutional
Companies	1,626,606	70,747	13,885	5,118	(21,531)	(26,672)	41,547
Large Corporations	1,661,837	56,086	8,722	5,623	(3,361)	(17,958)	49,112
Real estate	770,250	21,344	3,296	321	706	(5,745)	19,922
Institutional	355,518	28,472	2,470	615	(346)	(15,297)	15,914
Subtotal	4,414,211	176,649	28,373	11,677	(24,532)	(65,672)	126,495

Subtotal Commercial Banking	16,976,684	1,032,736	242,287	26,587	(408,516)	(485,591)	407,503

Global Banking and Markets
Corporate	1,863,595	57,822	16,832	763	5,546	(17,564)	63,399
Treasury	-	(7,345)	2,327	51,514	-	(17,912)	28,584
Subtotal	1,863,595	50,477	19,159	52,277	5,546	(35,476)	91,983

Other	126,373	(40,479)	9,126	3,435	(722)	(18,675)	(47,315)

Total	18,966,652	1,042,734	270,572	82,299	(403,692)	(539,742)	452,171

Other operating income							13,105
Other operating expenses							(59,637)
Income from investments in associates and other companies							267
Income tax expense							(44,473)
Net income for the year							361,433

(1) Corresponds to loans and accounts receivable from customers, net without deducting their allowances for loan losses.

(2) Corresponds to the sum of the net income from financial operations and the foreign exchange profit.

(3) Corresponds to the sum of personnel salaries and expenses, administrative expenses, depreciation, amortization, and impairment.

(*) Adjusted for comparative purposes, as previously described in Note 02.

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 04

OPERATING SEGMENTS, continued

Operating segments according to the new segmentation criteria are as follows:

		As of December 31, 2011 (*)
	Loans and accounts receivable from customers (1)	Net interest income	Net fee and commission income	Financial transactions, net (2)	Provision for loan losses	Support expenses (3)	Segment’s net contribution
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Segments
Individuals + SMEs
Santander Banefe	804,852	117,154	37,206	275	(62,252)	(70,719)	21,664

Commercial Banking	8,484,493	453,139	149,970	8,820	(185,885)	(251,554)	174,490
Small and mid-sized companies (SMEs)	2,560,736	207,008	38,274	9,577	(65,028)	(74,962)	114,869
Subtotal	11,850,081	777,301	225,450	18,672	(313,165)	397,235	311,023

Companies and institutional
Companies	1,583,895	65,499	12,785	7,134	(10,080)	(22,698)	52,640
Large Corporations	1,470,447	56,467	8,594	5,669	(1,212)	(13,496)	56,022
Real estate	596,367	18,852	2,931	624	(300)	(4,486)	17,621
Institutional	355,199	26,856	1,831	859	503	(11,329)	18,720
Subtotal	4,005,908	167,674	26,141	14,286	(11,089)	(52,009)	145,003

Subtotal Commercial Banking	15,855,989	944,975	251,591	32,958	(324,254)	(449,244)	456,026

Global Banking and Markets
Corporate	1,479,838	64,845	30,745	1,368	7,614	(13,790)	90,782
Treasury	14,914	(15,903)	1,163	67,162	-	(21,512)	30,910
Subtotal	1,494,752	48,942	31,908	68,530	7,614	(35,302)	121,692

Other	84,041	(21,617)	(5,663)	(7,291)	503	(15,901)	(49,969)

Total	17,434,782	972,300	277,836	94,197	(316,137)	(500,447)	527,749

Other operating income							18,749
Other operating expenses							(64,208)
Income from investments in associates and other companies							2,140
Income tax expense							(77,308)
Net income for the year							407,122

(1) Corresponds to loans and accounts receivable from customers, net without deducting their allowances for loan losses.

(2) Corresponds to the sum of the net income from financial operations and the foreign exchange profit.

(3) Corresponds to the sum of personnel salaries and expenses, administrative expenses, depreciation, amortization, and impairment.

(*) Adjusted for comparative purposes, as previously described in Note 02.

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 05

CASH AND CASH EQUIVALENTS

a)	The detail of the balances included under cash and cash equivalents is as follows:

	As of December 31,
	2013 MCh$	2012 MCh$

Cash and deposits in banks
Cash	551,136	435,687
Deposits in the Central Bank of Chile	797,363	520,031
Deposits in domestic banks	81	4,057
Deposits in foreign banks	223,230	290,639
Subtotals – Cash and deposits in banks	1,571,810	1,250,414

Cash in process of collection, net	327,698	235,314

Cash and cash equivalents	1,899,508	1,485,728

The level of funds in cash and at the Central Bank of Chile, which are included in the “Deposits in the Central Bank of Chile” line, reflects regulations governing the reserves that the Bank must maintain on average each month.

b)	Cash in process of collection and in process of being cleared:

Cash items in process of collection and in process of being cleared represent domestic transactions in the process of transfer through a central domestic clearinghouse or international transactions which may be delayed in settlement due to time differences. These transactions are as follows:

	As of December 31,
	2013 MCh$	2012 MCh$

Assets
Documents held by other banks (documents to be cleared)	289,723	238,714
Funds receivable	314,354	281,553
Subtotal	604,077	520,267
Liabilities
Funds payable	276,379	284,953
Subtotal	276,379	284,953

Cash in process of collection, net	327,698	235,314

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 06

TRADING INVESTMENTS

The detail of instruments deemed as financial trading investments is as follows:

		As of December 31,
		2013	2012
		MCh$	MCh$

Chilean Central Bank and Government securities
Chilean Central Bank Bonds		75,577	267,008
Chilean Central Bank Notes		100	3,397
Other Chilean Central Bank and Government securities		189,962	48,160
	Subtotal	265,639	318,565

Other Chilean securities
Time deposits in Chilean financial institutions		-	3,531
Mortgage finance bonds of Chilean financial institutions		-	-
Chilean financial institution bonds		10,042	-
Chilean corporate bonds		2,229	-
Other Chilean securities		-	-
	Subtotal	12,271	3,531

Foreign financial securities
Foreign Central Banks and Government securities		-	-
Other foreign financial instruments		-	-
	Subtotal	-	-

Investments in mutual funds
Funds managed by related entities		9,657	16,191
Funds managed by others		-	-
	Subtotal	9,657	16,191

Total		287,567	338,287

As of December 31, 2013 and 2012, there were no securities sold under contracts to resell to clients and financial institutions.

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 07

INVESTMENTS UNDER RESALE AGREEMENTS AND OBLIGATIONS UNDER REPURCHASE AGREEMENTS

a)	Rights arising from resale agreements

The Bank purchases financial instruments agreeing to resell them at a future date. As of December 31, 2013 and 2012, rights associated with instruments acquired under contracts to resell are as follows:

As of December 31,
	2013				2012
	From 1 day and less than 3 months	More than 3 months and less than 1 year	More than 1 year	Total	From 1 day and less than 3 months	More than 3 months and less than 1 year	More than 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Securities from the Chilean Government and the Chilean Central Bank
Chilean Central Bank Bonds	-	-	-	-	6,993	-	-	6,993
Chilean Central Bank Notes	-	-	-	-	-	-	-	-
Other securities from the Government and the Chilean Central Bank	17,469	-	-	17,469	-	-	-	-
Subtotal	17,469	-	-	17,469	6,993	-	-	6,993
Instruments from other domestic institutions domestic institutions:
Time deposits in Chilean financial institutions	-	-	-	-	-	-	-	-
Mortgage finance bonds of Chilean financial institutions	-	-	-	-	-	-	-	-
Chilean financial institution bonds	-	-	-	-	-	-	-	-
Chilean corporate bonds	-	-	-	-	-	-	-	-
Other Chilean securities	-	-	-	-	-	-	-	-
Subtotal	-	-	-	-	-	-	-	-
Foreign financial securities:
Foreign government or central banks securities central banks securities	-	-	-	-	-	-	-	-
Other foreign financial instruments	-	-	-	-	-	-	-	-
Subtotal	-	-	-	-	-	-	-	-
Investments in mutual funds:
Funds managed by related entities	-	-	-	-	-	-	-	-
Funds managed by others	-	-	-	-	-	-	-	-
Subtotal	-	-	-	-	-	-	-	-

Total	17,469	-	-	17,469	6,993	-	-	6,993

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 07

INVESTMENTS UNDER RESALE AGREEMENTS AND OBLIGATIONS UNDER REPURCHASE AGREEMENTS, continued

b)	Obligations arising from repurchase agreements

The Bank raises funds by selling financial instruments and committing itself to buy them back at future dates, plus interest at a predetermined rate. As of December 31, 2013 and 2012, obligations related to instruments sold under repurchase agreements are as follows:

	As of December 31,
	2013				2012
	From 1 day to less than 3 months	More than 3 months and less than 1 year	More than 1 year	Total	From 1 day to less than 3 months	More than 3 months and less than 1 year	More than 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Securities from Chilean Government and the Chilean Central Bank
Chilean Central Bank Bonds	66,937	-	-	66,937	155,869	-	-	155,869
Chilean Central Bank Notes	22	-	-	22	33	-	-	33
Other securities from the Government and the Chilean Central Bank	23,879	-	-	23,879	-	-	-	-
Subtotal	90,838	-	-	90,838	155,902	-	-	155,902
Instruments from other domestic institutions:
Time deposits in Chilean financial institutions	112,743	5,391	-	118,134	144,935	3,280	-	148,215
Mortgage finance bonds of Chilean financial institutions	-	-	-	-	-	-	-	-
Chilean financial institution bonds	-	-	-	-	-	-	-	-
Chilean corporate bonds	-	-	-	-	-	-	-	-
Other Chilean securities	-	-	-	-	-	-	-	-
Subtotal	112,743	5,391	-	118,134	144,935	3,280	-	148,215
Foreign financial securities:
Foreign government or central banks securities	-	-	-	-	-	-	-	-
Other foreign financial instruments	-	-	-	-	-	-	-	-
Subtotal	-	-	-	-	-	-	-	-
Investments in mutual funds:
Funds managed by related entities	-	-	-	-	-	-	-	-
Funds managed by others	-	-	-	-	-	-	-	-
Subtotal	-	-	-	-	-	-	-	-

Total	203,581	5,391	-	208,972	300,837	3,280	-	304,117

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 07

INVESTMENTS UNDER RESALE AGREEMENTS AND OBLIGATIONS UNDER REPURCHASE AGREEMENTS, continued

c) Below is the detail by portfolio of collateral associated with repurchase agreements as of December 31, 2013 and 2012, valued at fair value:

	As of December 31,
	2013			2012

	Available for sale portfolio	Trading portfolio	Total	Available for sale portfolio	Trading portfolio	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Chilean Central Bank and Government securities:
Chilean Central Bank Bonds	66,933	-	66,933	156,307	-	156,307
Chilean Central Bank Notes	22	-	22	33	-	33
Other securities from the Government and the Chilean Central Bank	23,863	-	23,863	-	-	-
Subtotal	90,818	-	90,818	156,340	-	156,340
Other Chilean securities:
Time deposits in Chilean financial institutions	118,195	-	118,195	148,277	-	148,277
Mortgage finance bonds of Chilean financial institutions	-	-	-	-	-	-
Chilean financial institution bonds	-	-	-	-	-	-
Chilean corporate bonds	-	-	-	-	-	-
Other Chilean securities	-	-	-	-	-	-
Subtotal	118,195	-	118,195	148,277	-	148,277
Foreign financial securities:
Foreign Central Banks and Government securities	-	-	-	-	-	-
Other foreign financial instruments	-	-	-	-	-	-
Subtotal	-	-	-	-	-	-
Investments in mutual funds:
Funds managed by related entities	-	-	-	-	-	-
Funds managed by others	-	-	-	-	-	-
Subtotal	-	-	-	-	-	-

Total	209,013	-	209,013	304,617	-	304,617

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 08

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING

a)	As of December 31, 2013 and 2012 the Bank holds the following portfolio of derivative instruments:

	As of December 31, 2013
	Notional amount				Fair value
	Up to 3 months	More than 3 months to 1 year	More than 1 year	Total	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Fair value hedge derivatives
Currency forwards	-	-	-	-	-	-
Interest rate swaps	-	55,000	375,599	430,599	9,951	1,009
Cross currency swaps	-	233,824	899,293	1,133,117	63,528	1,736
Call currency options	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotal	-	288,824	1,274,892	1,563,716	73,479	2,745

Cash flow hedge derivatives
Currency forwards	-	-	-	-	-	-
Interest rate swaps	-	-	-	-	-	-
Cross currency swaps	522,451	937,529	661,676	2,121,656	60,453	13,908
Call currency options	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotal	522,451	937,529	661,676	2,121,656	60,453	13,908

Trading derivatives
Currency forwards	14,972,304	9,801,554	1,749,378	26,523,236	198,130	188,340
Interest rate swaps	4,526,349	11,332,697	25,005,852	40,864,898	241,528	242,563
Cross currency swaps	1,634,855	3,927,402	14,246,746	19,809,003	915,099	840,718
Call currency options	443,944	42,805	5,557	492,306	1,327	2,398
Call interest rate options	-	7,031	-	7,031	-	-
Put currency options	428,638	38,450	2,936	470,024	3,831	1,108
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	54,777	-	-	54,777	171	5
Subtotal	22,060,867	25,149,939	41,010,469	88,221,275	1,360,086	1,275,132

Total	22,583,318	26,376,292	42,947,037	91,906,647	1,494,018	1,291,785

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 08

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

	As of December 31, 2012
	Notional amount				Fair value
	Up to 3 months	More than 3 months to 1 year	More than 1 year	Total	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Fair value hedge derivatives
Currency forwards	-	-	-	-	-	-
Interest rate swaps	95,200	397,092	395,471	887,763	12,647	4,054
Cross currency swaps	25,396	14,975	671,942	712,313	12,716	4,361
Call currency options	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotal	120,596	412,067	1,067,413	1,600,076	25,363	8,415

Cash flow hedge derivatives
Currency forwards	13,704	-	-	13,704	-	298
Interest rate swaps	-	-	-	-	-	-
Cross currency swaps	268,693	666,668	689,045	1,624,406	1,851	52,589
Call currency options	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotal	282,397	666,668	689,045	1,638,110	1,851	52,887

Trading derivatives
Currency forwards	17,560,012	7,109,216	563,301	25,232,529	159,624	187,304
Interest rate swaps	4,578,678	9,882,478	13,752,690	28,213,846	204,800	230,380
Cross currency swaps	1,126,961	3,215,654	11,639,636	15,982,251	899,174	665,100
Call currency options	413,452	8,032	-	421,484	567	1,485
Call interest rate options	3,917	14,458	12,481	30,856	24	20
Put currency options	402,234	1,928	-	404,162	1,777	516
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	19,415	-	-	19,415	32	54
Subtotal	24,104,669	20,231,766	25,968,108	70,304,543	1,265,998	1,084,859

Total	24,507,662	21,310,501	27,724,566	73,542,729	1,293,212	1,146,161

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 08

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

b)	Hedge accounting

Fair value hedge:

The Bank uses cross-currency swaps, interest rate swaps, and call money swaps to hedge its exposure to changes in fair value of hedged items attributable to interest rates. The aforementioned hedging instruments change the effective cost of long-term issuances from a fixed interest rate to a variable interest rate.

Below is a detail of the hedged elements and hedge instruments under fair value hedges as of December 31, 2013 and 2012, classified by term to maturity:

	As of December 31, 2013
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Hedged item
Loans and accounts receivables from customers
Mortgage loan	12,213	-	-	-	12,213
Available for sale investments
Yankee bond	-	-	-	28,308	28,308
Mortgage finance bonds	-	-	-	3,652	3,652
Time deposits and other demand liabilities
Time deposits	55,000	-	-	27,971	82,971
Issued debt instruments
Senior bonds	-	335,805	109,497	769,659	1,214,961
Subordinated bonds	104,840	-	-	-	104,840
Interbank borrowings
Interbank loans	116,771	-	-	-	116,771
Total	288,824	335,805	109,497	829,590	1,563,716
Hedging instrument
Cross currency swaps	233,824	178,545	109,497	611,251	1,133,117
Interest rate swaps	55,000	157,260	-	218,339	430,599
Total	288,824	335,805	109,497	829,590	1,563,716

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 08

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

	As of December 31, 2012
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Hedged item
Available for sale investments
Senior bonds	10,295	-	-	25,000	35,295
Yankee bond	-	-	-	4,791	4,791
Mortgage finance bonds	-	-	-	3,995	3,995
Time deposits and other demand liabilities
Time deposits	497,368	-	-	27,409	524,777
Issued debt instruments
Senior bonds	-	300,769	4,568	557,226	862,563
Subordinated bonds	-	143,655	-	-	143,655
Other financial liabilities
Short-term loans	25,000	-	-	-	25,000
Total	532,663	444,424	4,568	618,421	1,600,076
Hedging instrument
Cross currency swaps	40,371	300,769	4,568	366,605	712,313
Interest rate swaps	492,292	143,655	-	251,816	887,763
Total	532,663	444,424	4,568	618,421	1,600,076

Cash flow hedges

The Bank uses cross currency swaps to hedge the risk from variability of cash flows attributable to changes in the interest rates of bonds and interbank loans at a variable rate. To cover the inflation risk in some items, both forwards as well as currency swaps are used.

Below is the notional amount of the hedged items as of December 31, 2013 and 2012, and the period when the cash flows will be generated:

	As of December 31, 2013
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Loans and accounts receivables from customers
Mortgage loan	21,623	69,502	-	-	91,125
Available for sale investments
Yankee bond	-	-	-	118,577	118,577
Chilean Central Bank bonds	-	22,958	-	18,084	41,042
Time deposits	379,331	11,328	-	-	390,659
Issued debt instruments
Senior bonds (variable rate)	288,310	102,062	219,567	-	609,939
Senior bonds (fixed rate)	43,189	-	-	-	43,189
Interbank borrowings
Interbank loans	727,527	99,598	-	-	827,125
Total	1,459,980	305,448	219,567	136,661	2,121,656
Hedging instrument
Cross currency swaps	1,459,980	305,448	219,567	136,661	2,121,656
Total	1,459,980	305,448	219,567	136,661	2,121,656

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 08

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

	As of December 31, 2012
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Loans and accounts receivables from customers
Mortgage loans	-	44,649	-	-	44,649
Available for sale investment
Senior bonds	-	-	-	28,265	28,265
Time deposits	33,502	11,328	-	-	44,830
Time deposits and other demand liabilities
Time deposits	51,008	-	-	-	51,008
Issued debt instruments
Senior bonds (variable rate)	52,780	239,425	93,232	-	385,437
Senior bonds (fixed rate)	57,102	106,942	-	-	164,044
Interbank borrowings
Interbank loans	754,673	165,204	-	-	919,877
Total	949,065	567,548	93,232	28,265	1,638,110
Hedging instrument
Cross currency swaps	935,361	567,548	93,232	28,265	1,624,406
Currency forwards	13,704	-	-	-	13,704
Total	949,065	567,548	93,232	28,265	1,638,110

Below is an estimate of the periods in which flows are expected to be produced:

b.1) Forecasted cash flows for interest rate risk:

	As of December 31, 2013
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Inflows	21,532	10,870	4,102	1,614	38,118
Outflows	(12,180)	(10,667)	(6,107)	-	(28,954)
Net flows	9,352	203	(2,005)	1,614	9,164

Hedging instrument
Inflows	12,180	10,667	6,107	-	28,954
Outflows (*)	(21,532)	(10,870)	(4,102)	(1,614)	(38,118)
Net flows	(9,352)	(203)	2,005	(1,614)	(9,164)

(*)Only includes cash flow forecast portion of the hedge instruments used to cover interest rate risk.

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 08

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

	As of December 31, 2012
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Inflows	3,084	-	-	-	3,084
Outflows	(16,759)	(6,515)	(577)	-	(23,851)
Net flows	(13,675)	(6,515)	(577)	-	(20,767)

Hedging instrument
Inflows	16,759	6,515	577	-	23,851
Outflows	(3,084)	-	-	-	(3,084)
Net flows	13,675	6,515	577	-	20,767

(*)Only includes cash flow forecast portion of the hedge instruments used to cover interest rate risk.

b.2) Forecasted cash flows for inflation risk:

	As of December 31, 2013
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Inflows	104,730	10,861	-	-	115,591
Outflows	(425)	(927)	(1,783)	(1,709)	(4,844)
Net flows	104,305	9,934	(1,783)	(1,709)	110,747

Hedging instrument
Inflows	425	927	1,783	1,709	4,844
Outflows	(104,730)	(10,861)	-	-	(115,591)
Net flows	(104,305)	(9,934)	1,783	1,709	(110,747)

	As of December 31, 2012
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Inflows	24,089	20,802	-	-	44,891
Outflows	(2,938)	(2,658)	(2,301)	(2,991)	(10,888)
Net flows	21,151	18,144	(2,301)	(2,991)	34,003

Hedging instrument
Inflows	2,938	2,658	2,301	2,991	10,888
Outflows	(24,089)	(20,802)	-	-	(44,891)
Net flows	(21,151)	(18,144)	2,301	2,991	(34,003)

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 08

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

b.3) Forecasted cash flows for interest rate risk:

	As of December 31, 2013
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Inflows	-	-	-	-	-
Outflows	(64,772)	-	-	-	(64,772)
Net flows	(64,772)	-	-	-	(64,772)

Hedging instrument
Inflows	64,772	-	-	-	64,772
Outflows	-	-	-	-	-
Net flows	64,772	-	-	-	64,772

	As of December 31, 2012
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Inflows	-	-	-	-	-
Outflows	(1,825)	(64,772)	-	-	(66,597)
Net flows	(1,825)	(64,772)	-	-	(66,597)

Hedging instrument
Inflows	1,825	64,772	-	-	66,597
Outflows	-	-	-	-	-
Net flows	1,825	64,772	-	-	66,597

c)	The accumulated effect of the mark to market adjustment of cash flow hedges validation produced by hedge instruments used in hedged cash flow was recorded in the Consolidated Statement of Changes in Equity, specifically within Other comprehensive income, as of December 31, 2013 and 2012, and is as follows:

	As of December 31,
Hedged item	2013	2012
	MCh$	MCh$

Interbank loans	(3,809)	2,943
Time deposits and other time liabilities	-	(551)
Issued debt instruments	(723)	3,349
Available for sale investments	(3,744)	(560)
Loans and accounts receivable from customers	19	134
Net flows	(8,257)	5,315

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 08

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

Since the inflows and outflows for both the hedged element and the hedging instrument mirror each other, the hedges are nearly 100% effective, which means that the fluctuations of fair value attributable to risk components are almost completely offset.

During the year, the Bank did not have any cash flow hedges of forecast transactions.

d)	Below is a presentation of income generated by cash flow hedges amount that were reclassified from other comprehensive income to income for the year:

	For the years ended December 31,
	2013	2012	2011
	MCh$	MCh$	MCh$

Bond hedging derivatives	(33)	(863)	121
Interbank loans hedging derivatives	1,550	1,458	346

Cash flow hedge net income	1,517	595	467
See Note 24 - Equity, letter e)

e)	Net investment hedges in foreign operations:

As of December 31, 2013 and 2012, the Bank does not have any foreign net investment hedges in its hedge accounting portfolio.

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 09

INTERBANK LOANS

a)	As of December 31, 2013 and 2012, balances of “Interbank loans” are as follows:

As of December 31,
	2013	2012
	MCh$	MCh$

Domestic banks
Loans and advances to banks	-	-
Deposits in the Central Bank of Chile - not available	-	-
Non-transferable Chilean Central Bank Bonds	-	-
Other Central Bank of Chile loans	-	-
Interbank loans	66	27
Overdrafts in checking accounts	-	-
Non-transferable domestic bank loans	-	-
Other domestic bank loans	-	-
Allowances and impairment for domestic bank loans	-	-

Foreign Interbank Loans
Interbank loans - Foreign	125,383	90,546
Overdrafts in checking accounts	-	-
Non-transferable foreign bank deposits	-	-
Other foreign bank loans	-	-
Provisions and impairment for foreign bank loans	(495)	(159)

Total	124,954	90,414

b)	The amount in each period for provisions and impairment of interbank loans is shown below:

	As of December 31,
	2013			2012
	Domestic banks	Foreign banks	Total	Domestic banks	Foreign banks	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balance as of January 1,	-	159	159	-	11	11
Charge-offs	-	-	-	-	-	-
Provisions established	-	455	455	-	548	548
Provisions release	-	(119)	(119)	-	(400)	(400)

Total	-	495	495	-	159	159

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 10

LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS

a)	Loans and accounts receivable from customers

As of December 31, 2013 and 2012, the composition of the loan portfolio is as follows:

As of December 31, 2013	Assets before allowances			Allowances established
	Normal portfolio	Impaired portfolio	Total	Individual allowances	Group allowances	Total	Assets net balance
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans
Commercial loans	7,177,278	620,404	7,797,682	127,141	81,478	208,619	7,589,063
Foreign trade loans	1,748,762	91,572	1,840,334	52,127	878	53,005	1,787,329
Checking accounts debtors	267,441	12,216	279,657	3,621	4,755	8,376	271,281
Factoring transactions	312,818	3,296	316,114	4,437	617	5,054	311,060
Leasing transactions	1,291,131	58,683	1,349,814	14,161	5,016	19,177	1,330,637
Other loans and account receivable	99,934	18,717	118,651	4,890	7,426	12,316	106,335
Subtotal	10,897,364	804,888	11,702,252	206,377	100,170	306,547	11,395,705

Mortgage loans
Loans with mortgage finance bonds	69,273	3,024	72,297	-	470	470	71,827
Mortgage mutual loans	69,742	2,091	71,833	-	380	380	71,453
Other mortgage mutual loans	5,163,396	318,286	5,481,682	-	42,456	42,456	5,439,226
Subtotal	5,302,411	323,401	5,625,812	-	43,306	43,306	5,582,506

Consumer loans
Installment consumer loans	1,847,289	320,832	2,168,121	-	221,723	221,723	1,946,398
Credit card balances	1,212,134	23,747	1,235,881	-	37,300	37,300	1,198,581
Leasing transactions	3,383	68	3,451	-	68	68	3,383
Other consumer loans	195,030	4,765	199,795	-	5,494	5,494	194,301
Subtotal	3,257,836	349,412	3,607,248	-	264,585	264,585	3,342,663

Total	19,457,611	1,477,701	20,935,312	206,377	408,061	614,438	20,320,874

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 10

LOANS AND ACCOUNTS RECEIVABLES FROM CUSTOMERS, continued

As of December 31, 2012	Assets before allowances			Allowances established
	Normal portfolio	Impaired portfolio	Total	Individual allowances	Group allowances	Total	Assets Net balance
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans
Commercial loans	6,728,698	587,719	7,316,417	116,151	83,690	199,841	7,116,576
Foreign trade loans	1,231,932	38,491	1,270,423	17,614	921	18,535	1,251,888
Checking accounts debtors	194,750	10,605	205,355	514	2,519	3,033	202,322
Factoring transactions	318,651	3,591	322,242	2,899	784	3,683	318,559
Leasing transactions	1,219,902	57,653	1,277,555	17,439	5,987	23,426	1,254,129
Other loans and account receivable	78,966	18,063	97,029	85	2,037	2,122	94,907
Subtotal	9,772,899	716,122	10,489,021	154,702	95,938	250,640	10,238,381

Mortgage loans
Loans with mortgage finance bonds	88,643	3,561	92,204	-	493	493	91,711
Mortgage mutual loans	43,690	2,415	46,105	-	936	936	45,169
Other mortgage mutual loans	4,910,218	223,054	5,133,272	-	34,561	34,561	5,098,711
Subtotal	5,042,551	229,030	5,271,581	-	35,990	35,990	5,235,591

Consumer loans
Installment consumer loans	1,502,346	355,311	1,857,657	-	218,474	218,474	1,639,183
Credit card balances	1,023,776	30,697	1,054,473	-	38,719	38,719	1,015,754
Leasing transactions	3,433	255	3,688	-	160	160	3,528
Other consumer loans	192,937	6,722	199,659	-	5,906	5,906	193,753
Subtotal	2,722,492	392,985	3,115,477	-	263,259	263,259	2,852,218

Total	17,537,942	1,338,137	18,876,079	154,702	395,187	549,889	18,326,190

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 10

LOANS AND ACCOUNTS RECEIVABLES FROM CUSTOMERS, continued

b)	Portfolio characteristics:

As of December 31, 2013 and 2012, the portfolio before allowances is as follows, by customer’s economic activity:

	Domestic loans (*)		Foreign interbank loans (**)		Total loans		Distribution percentage
	As of December 31		As of December 31,		As of December 31,		As of December 31,
	2013	2012	2013	2012	2013	2012	2013	2012
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	%	%
Commercial loans
Manufacturing	1,216,914	1,014,777	-	-	1,216,914	1,014,777	5.78	5.35
Mining	464,865	292,217	-	-	464,865	292,217	2.21	1.54
Electricity, gas, and water	222,110	337,269	-	-	222,110	337,269	1.05	1.78
Agriculture and livestock	806,092	770,558	-	-	806,092	770,558	3.83	4.06
Forest	183,716	120,002	-	-	183,716	120,002	0.87	0.63
Fishing	265,917	188,803	-	-	265,917	188,803	1.26	1.00
Transport	721,931	511,407	-	-	721,931	511,407	3.43	2.70
Communications	249,499	179,544	-	-	249,499	179,544	1.18	0.95
Construction	1,337,791	1,130,194	-	-	1,337,791	1,130,194	6.35	5.96
Commerce	2,578,979	2,396,428	125,383	90,546	2,704,362	2,486,974	12.84	13.11
Services	447,861	400,716	-	-	447,861	400,716	2.13	2.11
Other	3,206,643	3,147,133	-	-	3,206,643	3,147,133	15.23	16.59

Subtotal	11,702,318	10,489,048	125,383	90,546	11,827,701	10,579,594	56.16	55.78

Mortgage loans	5,625,812	5,271,581	-	-	5,625,812	5,271,581	26.71	27.79

Consumer loans	3,607,248	3,115,477	-	-	3,607,248	3,115,477	17.13	16.43

Total	20,935,378	18,876,106	125,383	90,546	21,060,761	18,966,652	100.00	100.00

(**)	Includes domestic interbank loans for Ch$66 million as of December 31, 2013 (Ch$27 million as of December 31, 2012), see Note 9.

(**)	Includes foreign interbank loans for Ch$125,383 million as of December 31, 2013 (Ch$90,546 million as of December 31, 2012), see Note 9.

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 10

LOANS AND ACCOUNTS RECEIVABLES FROM CUSTOMERS, continued

c)	Impaired Portfolio

i)	As of December 31, 2013 and 2012, the impaired portfolio is as follows:

	As of December 31,
	2013				2012
	Commercial	Mortgage	Consumer	Total	Commercial	Mortgage	Consumer	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Individual impaired portfolio	317,534	-	-	317,534	298,868	-	-	298,868
Non-performing loans	364,890	155,688	92,723	613,301	320,461	159,802	117,504	597,767
Other impaired portfolio	122,464	167,713	256,689	546,866	96,793	69,228	275,481	441,502
Total	804,888	323,401	349,412	1,477,701	716,122	229,030	392,985	1,338,137

ii)	The impaired portfolio with or without guarantee as of December 31, 2013 and 2012 is as follows:

	As of December 31,
	2013				2012
	Commercial	Mortgage	Consumer	Total	Commercial	Mortgage	Consumer	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Secured debt	385,712	302,219	49,051	736,982	377,169	208,616	51,549	637,334
Unsecured debt	419,176	21,182	300,361	740,719	338,953	20,414	341,436	700,803
Total	804,888	323,401	349,412	1,477,701	716,122	229,030	392,985	1,338,137

iii)	The portfolio of non-performing loans as of December 31, 2013 and 2012 is as follows:

	As of December 31,
	2013				2012
	Commercial	Mortgage	Consumer	Total	Commercial	Mortgage	Consumer	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Secured debt	151,494	136,768	7,241	295,503	154,675	143,814	8,293	306,782
Unsecured debt	213,396	18,920	85,482	317,798	165,786	15,988	109,211	290,985
Total	364,890	155,688	92,723	613,301	320,461	159,802	117,504	597,767

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 10

LOANS AND ACCOUNTS RECEIVABLES FROM CUSTOMERS, continued

d)	Allowances

The changes in allowance balances during 2013 and 2012 are as follows:

Activity during 2013	Commercial loans		Mortgage loans	Consumer loans	Total
	Individual	Group	Group	Group
	MCh$	MCh$	MCh$	MCh$	MCh$

Balance as of January 1, 2013	154,702	95,938	35,990	263,259	549,889
Allowances established (1)	92,008	36,724	21,314	155,921	305,967
Allowances release (2)	(22,014)	(11,151)	(9,216)	(35,482)	(77,863)
Allowances released due to charge-off (3)	(18,319)	(21,341)	(4,782)	(119,113)	(163,555)
Balances as of December 31, 2013	206,377	100,170	43,306	264,585	614,438

Activity during 2012	Commercial loans		Mortgage loans	Consumer loans	Total
	Individual	Group	Group	Group
	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2012	112,687	97,115	35,633	243,022	488,457
Allowances established (1)	83,742	31,772	10,741	239,607	365,862
Allowances release (2)	(20,716)	(16,624)	(7,449)	(38,471)	(83,260)
Allowances released due to charge-off (3)	(21,011)	(16,325)	(2,935)	(180,899)	(221,170)
Balances as of December 31, 2012	154,702	95,938	35,990	263,259	549,889

Activity during 2011	Commercial loans		Mortgage loans	Consumer loans	Total
	Individual	Group	Group	Group
	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2011	96,560	85,942	17,332	225,559	425,393
Allowances established (1)	72,927	72,601	27,406	184,488	357,422
Allowances release (2)	(41,741)	(26,582)	(7,645)	(25,185)	(101,153)
Allowances released due to charge-off (3)	(15,059)	(34,846)	(1,460)	(141,840)	(193,205)
Balances as of December 31, 2011	112,687	97,115	35,633	243,022	488,457

(1)	Represents gross allowances made in respect of increased risk of loss during the period and loan growth.
(2)	Represents the gross amount of loan loss allowances released during the year as a consequence of reduction in the level of risk existing in the loan portfolio, including as a result of improvement in the credit risk classification of borrowers and loans paid.
(3)	Represents the gross amount of loan loss allowances removed due to charge-off.

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 10

LOANS AND ACCOUNTS RECEIVABLES FROM CUSTOMERS, continued

e)	Recoveries by type of loan

	For de years ended December 31,
	2013	2012	2011
	MCh$	MCh$	MCh$

Commercial loans	14,545	8,695	7,216
Consumer loans	36,004	22,015	12,474
Residential mortgage loans	4,735	2,305	16,135
Total	55,284	33,015	35,825

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

f)	Allowances established on customer and interbank loans

The following chart shows the balance of allowances established, associated with credits granted to customers and banks:

	As of December 31,
	2013	2012	2011
	MCh$	MCh$	MCh$

Customers loans	305,967	365,862	357,422
Interbank loans	455	548	464
Total	306,422	366,410	357,886

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 10

LOANS AND ACCOUNTS RECEIVABLES FROM CUSTOMERS, continued

g)	Portfolio by its Impaired and non-impaired status.

	As of December 31, 2013
	Non-impaired				Impaired				Portfolio total
	Commercial	Mortgage	Consumer	Total non impaired	Commercial	Mortgage	Consumer	Total impaired	Commercial	Mortgage	Consumer	Total portfolio
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Current portfolio	10,665,404	5,017,319	3,071,977	18,754,700	335,382	102,214	151,804	589,400	11,000,786	5,119,533	3,223,781	19,344,100
Overdue for 1-29 days	142,613	103,335	122,088	368,036	34,715	23,111	57,693	115,519	177,328	126,446	179,781	483,555
Overdue for 30-89 days	89,347	181,757	63,771	334,875	74,863	51,143	54,202	180,208	164,210	232,900	117,973	515,083
Overdue for 90 days or more	-	-	-	-	359,928	146,933	85,713	592,574	359,928	146,933	85,713	592,574

Total portfolio before allowances	10,897,364	5,302,411	3,257,836	19,457,611	804,888	323,401	349,412	1,477,701	11,702,252	5,625,812	3,607,248	20,935,312

Overdue loans (less than 90 days) presented as portfolio percentage	2.13%	5.38%	5.70%	3.61%	13.61%	22.96%	32.02%	20.01%	2.92%	6.39%	8.25%	4.77%

Overdue loans (90 days or more) presented as portfolio percentage.	-	-	-	-	44.72%	45.43%	24.53%	40.10%	3.08%	2.61%	2.38%	2.83%

Reconciliation of overdue loans with non-performing loans

	As of December 31, 2013
	Commercial	Mortgage	Consumer	Total
	MCh$	MCh$	MCh$

Overdue loans	359,928	146,933	85,713	592,574
Loans with not overdue but classified as non-performing loans	4,962	8,755	7,010	20,727
Total	364,890	155,688	92,723	613,301

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 10

LOANS AND ACCOUNTS RECEIVABLES FROM CUSTOMERS, continued

h)	Portfolio by its Impaired and non-impaired status, continued.

	As of December 31, 2012
	Non-impaired				Impaired				Portfolio total
	Commercial	Mortgage	Consumer	Total non impaired	Commercial	Mortgage	Consumer	Total impaired	Commercial	Mortgage	Consumer	Total portfolio
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Current portfolio	9,500,231	4,725,955	2,511,869	16,738,055	273,481	43,502	160,480	477,463	9,773,712	4,769,457	2,672,349	17,215,518
Overdue for 1-29 days	195,667	202,142	132,475	530,284	63,868	18,391	60,055	142,314	259,535	220,533	192,530	672,598
Overdue for 30-89 days	77,001	114,454	78,148	269,603	75,659	34,240	68,316	178,215	152,660	148,694	146,464	447,818
Overdue for 90 days or more	-	-	-	-	303,114	132,897	104,134	540,145	303,114	132,897	104,134	540,145

Total portfolio before allowances	9,772,899	5,042,551	2,722,492	17,537,942	716,122	229,030	392,985	1,338,137	10,489,021	5,271,581	3,115,477	18,876,079

Overdue loans (less than 90 days) presented as portfolio percentage	2.79%	6.28%	7.74%	4.56%	19.48%	22.98%	32.67%	23.95%	3.93%	7.00%	10.88%	5.94%

Overdue loans (90 days or more) presented as portfolio percentage	-	-	-	-	42.33%	58.03%	26.50%	40.37%	2.89%	2.52%	3.34%	2.86%

Reconciliation of overdue loans with non-performing loans

	As of December 31, 2012
	Commercial	Mortgage	Consumer	Total
	MCh$	MCh$	MCh$

Overdue loans	303,114	132,897	104,134	540,145
Loans with not overdue but classified as non-performing loans	17,347	26,905	13,370	57,622
Total	320,461	159,802	117,504	597,767

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 11

AVAILABLE FOR SALE INVESTMENTS

As of December 31, 2013 and 2012, detail of instruments deemed as available for sale investments is as follows:

	As of December 31,
	2013	2012
	MCh$	MCh$

Chilean Central Bank and Government securities
Chilean Central Bank Bonds	364,821	712,278
Chilean Central Bank Notes	1,078	8,270
Other Chilean Central Bank and Government securities	146,295	296,010
Subtotal	512,194	1,016,558
Other Chilean securities
Time deposits in Chilean financial institutions	1,011,354	756,136
Mortgage finance bonds of Chilean financial institutions	33,856	37,319
Chilean financial institution bonds	-	-
Chilean corporate bonds	-	-
Other Chilean securities	-	321
Subtotal	1,045,210	793,776
Foreign financial securities
Foreign Central Banks and Government securities	143,589	-
Other foreign financial securities	-	15,824
Subtotal	143,589	15,824

Total	1,700,993	1,826,158

As of December 31, 2013 and 2012, the line item Chilean Central Bank and Government securities item includes securities sold under repurchase agreements to clients and financial institutions for Ch$ 90,818 million and Ch$ 156,340 million, respectively.

As of December 31, 2013 and 2012, the line item Other National Institutions Securities includes securities sold to customers and financial institutions under repurchase agreements totaling Ch$ 118,195 million and Ch$ 148,277 million, respectively.

As of December 31, 2013 available for sale investments included a net unrealized profit of Ch$ 840 million, recorded as a “Valuation adjustment” in Equity, distributed between a profit of Ch$ 802 million attributable to Bank shareholders and a profit of Ch$ 38 million attributable to non-controlling interest.

As of December 31, 2012 available for sale investments included a net unrealized loss of Ch$ 10,017 million, recorded as a “Valuation adjustment” in Equity, distributed between a loss of Ch$ 10,041 million attributable to Bank shareholders and a profit of Ch$ 24 million attributable to non-controlling interest.

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 11

AVAILABLE FOR SALE INVESTMENTS, continued

Gross profits and losses realized on the sale of available for sale instruments as of December 31, 2013, 2012 and 2011, are as follows:

	For the years ended December 31,
	2013	2012	2011
	MCh$	MCh$	MCh$

Sale of available for sale investments generating realized profits	3,826,358	4,886,706	3,883,812
Realized profits	9,326	2,574	4,959
Sale of available for sale investments generating realized losses	388,401	665,779	1,359,177
Realized losses	1,098	503	7,922

The Bank evaluated those instruments with unrealized losses as of December 31, 2013 and 2012 and concluded they were only temporary impairments. This review consisted of evaluating the economic reasons for any declines, the credit ratings of the securities’ issuers, and the Bank’s intention and ability to hold the securities until the unrealized loss is recovered. Based on this analysis, the Bank believes that there were no other than temporary impairments in its investment portfolio, since most of the decline in fair value of these securities was caused by market conditions which the Bank considers to be temporary. All of the instruments that have unrealized losses as of December 31, 2013 and 2012, were in a continuous unrealized loss position for less than one year.

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 11

AVAILABLE FOR SALE INVESTMENTS, continued

The following charts show the available for sale investments unrealized profit and loss, as of December 31, 2013 and 2012.

As of December 31, 2013:

	Less than 12 months				More than 12 months				Total
	Amortized cost	Fair value	Unrealized profit	Unrealized loss	Amortized cost	Fair value	Unrealized profit	Unrealized loss	Amortized cost	Fair value	Unrealized profit	Unrealized loss
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Chilean Central Bank and Government securities
Chilean Central Bank Bonds	363,708	364,821	1,708	(595)	-	-	-	-	363,708	364,821	1,708	(595)
Chilean Central Bank Notes	1,088	1,078	-	(10)	-	-	-	-	1,088	1,078	-	(10)
Other Chilean Central Bank and Government securities	145,870	146,295	596	(171)	-	-	-	-	145,870	146,295	596	(171)
Subtotal	510,666	512,194	2,304	(776)					510,666	512,194	2,304	(776)

Other Chilean securities					-	-	-	-
Time deposits in Chilean financial institutions	1,009,661	1,011,354	1,811	(118)	-	-	-	-	1,009,661	1,011,354	1,811	(118)
Mortgage finance bonds of Chilean financial institutions	34,154	33,856	108	(406)	-	-	-	-	34,154	33,856	108	(406)
Chilean financial institution bonds	-	-	-	-	-	-	-	-	-	-	-	-
Chilean corporate bonds	-	-	-	-	-	-	-	-	-	-	-	-
Other Chilean securities	-	-	-	-	-	-	-	-	-	-	-	-
Subtotals	1,043,815	1,045,210	1,919	(524)					1,043,815	1,045,210	1,919	(524)

Foreign financial securities					-	-	-	-
Foreign Central Banks and Government securities	145,672	143,589	-	(2,083)	-	-	-	-	145,672	143,589	-	(2,083)
Other foreign financial securities					-	-	-	-
Subtotal	145,672	143,589	-	(2,083)					145,672	143,589	-	(2,083)
					-	-	-	-
Total	1,700,153	1,700,993	4,223	(3,383)	-	-	-	-	1,700,153	1,700,993	4,223	(3,383)
F-72

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 11

AVAILABLE FOR SALE INVESTMENTS, continued

As of December 31, 2012:

	Less than 12 months				More than 12 months				Total
	Amortized cost	Fair value	Unrealized profit	Unrealized loss	Amortized cost	Fair value	Unrealized profit	Unrealized loss	Amortized cost	Fair value	Unrealized profit	Unrealized loss
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Chilean Central Bank and Government securities
Chilean Central Bank Bonds	720,198	712,278	362	(8,282)	-	-	-	-	720,198	712,278	362	(8,282)
Chilean Central Bank Notes	8,408	8,270	-	(138)	-	-	-	-	8,408	8,270	-	(138)
Other Chilean Central Bank and Government instruments	297,863	296,010	521	(2,374)	-	-	-	-	297,863	296,010	521	(2,374)
Subtotals	1,026,469	1,016,558	883	(10,794)	-	-	-	-	1,026,469	1,016,558	883	(10,794)

Other Chilean securities
Time deposits in Chilean financial institutions	755,903	756,136	498	(265)	-	-	-	-	755,903	756,136	498	(265)
Mortgage finance bonds of Chilean financial institutions	37,925	37,319	71	(677)	-	-	-	-	37,925	37,319	71	(677)
Chilean financial institution bonds	-	-	-	-	-	-	-	-	-	-	-	-
Chilean corporate bonds	-	-	-	-	-	-	-	-	-	-	-	-
Other Chilean securities	320	321	1	-	-	-	-	-	320	321	1	-
Subtotals	794,148	793,776	570	(942)	-	-	-	-	794,148	793,776	570	(942)

Foreign financial securities
Foreign Central Banks and Government securities	-	-	-	-	-	-	-	-	-	-	-	-
Other foreign financial securities	15,558	15,824	266	-	-	-	-	-	15,558	15,824	266	-
Subtotals	15,558	15,824	266	-	-	-	-	-	15,558	15,824	266	-

Total	1,836,175	1,826,158	1,719	(11,736)	-	-	-	-	1,836,175	1,826,158	1,719	(11,736)
F-73

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 12

INVESTMENTS IN ASSOCIATES AND OTHER COMPANIES

a)	The Consolidated Statements of Financial Position reflect investments in associates and other companies amounting to Ch$ 9,681 million as of December 31, 2013, and Ch$ 7,614 million, as of December 31, 2012, as shown in the following table:

				Investment
	Ownership interest as of December 31			Investment value as of December 31,			Profit and loss for the years ended December 31,
	2013	2012	2011	2013	2012	2011	2013	2012	2011
	%	%	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Company
Redbanc S.A. (1)	33.43	33.43	33.43	1,513	1,374	1,929	139	(199)	323
Transbank S.A. (2)	25.00	25.00	32.71	1,309	1,607	2,092	9	306	391
Centro de Compensación Automatizado	33.33	33.33	33.33	673	548	432	125	116	105
Sociedad Interbancaria de Depósito de Valores S.A.	29.28	29.28	29.28	585	501	461	112	86	58
Cámara de Compensación de Alto Valor S.A. (4)	14.14	14.14	12.65	673	678	526	63	114	91
Administrador Financiero del Transantiago S.A. (3)	20.00	20.00	20.00	1,947	1,215	1,742	732	(527)	966
Sociedad Nexus S.A.	12.90	12.90	12.90	972	1,106	941	145	278	114
Servicios de Infraestructura de Mercado OTC S.A. (5)	11.11	-	-	1,424	-	-	(16)	-	-
Subtotal				9,096	7,029	8,123	1,309	174	2,048
Shares or rights in other companies (*)
Bladex				136	136	136	16	13	10
Stock Exchanges				417	417	417	97	80	82
Others				32	32	52	-	-	-
Subtotal				9,681	7,614	8,728	1,422	267	2,140

(*) Investments in associates and other companies do not have market prices

(1)	Losses arising from this investment were mainly due to the charge-off of accounts receivable from Banco Estado which had to make a payment for brand usage under arbitration procedures. On May 31, 2012, the arbitrating judge decided that the payment did not comply with the contract between Redbank and Banco Estado, and Redbanc charged-off that payment, generating an effect on income of Ch$ 1,176 million.

(2)	In July 2012, Banco Santander Chile sold 3,628,154 shares from Transbank S.A., decreasing its share from 32.71% to 25%. The transaction amount was Ch$1,000 million and the book value of the investment was Ch$401 million, generating a profit of Ch$599 million recorded as other operating income. See Note 34.

(3)	Losses arising from this investment were mainly due to the end of the renegotiation process with the Ministry of Transport and Telecommunications of its current service contract. The Bank signed a complementary contract of “Mutual Termination of Contract” for “Providing complementary financial administration services to the Santiago Public Transportation System resources”. As a result, Administrador Financiero del Transantiago S.A. had to adjust its income, charging Ch$ 7,177 million against 2012 income.

(4)	In August 2012, Banco Santander Chile bought 144 shares from Sociedad Operadora de la Cámara de Compensación de pagos de Alto Valor S.A. through Banco Scotiabank Chile, increasing its ownership from 12.65% to 14.14%. The purchase of such shares was for Ch$61 million.

(5)	On July 19, 2013, Banco Santander made a contribution of 1,439,574,238 pesos to participate in the company "Servicios de Infraestructura de Mercado OTC S.A.", equivalent to 1,111 shares and 1,295,746.3890 pesos each, representing 11.11% ownership. This company`s objective is to manage infrastructure for the financial market, providing registration, confirmation, storage, consolidation and conciliation services for financial derivatives transactions, as well as granting related or complementary services.

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 12

INVESTMENTS IN ASSOCIATES AND OTHER COMPANIES, continued

b)	Summary of financial information of associates as of and for the years ended December 31, 2013, 2012 and 2011:

As of December 31,
	2013				2012				2011
				Net income				Net income				Net income
	Assets	Liabilities	Equity		Assets	Liabilities	Equity		Assets	Liabilities	Equity
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Centro de Compensación Automatizado	2,994	1,012	1,606	376	2,014	405	1,263	346	1,586	334	937	315
Redbanc S.A.	18,023	13,622	3,984	417	15,973	11,863	4,706	(596)	15,009	9,529	4,515	965
Transbank S.A.	483,004	477,772	5,196	36	316,881	310,576	5,076	1,229	277,424	271,150	5,080	1,194
Sociedad Interbancaria de Depósito de Valores S.A.	2,113	20	1,711	382	1,714	4	1,415	295	1,576	53	1,179	344
Sociedad Nexus S.A.	13,309	6,112	6,075	1,122	14,439	8,027	4,256	2,156	14,534	8,122	5,250	1,162
Servicios de Infraestructura de Mercado OTC S.A.	14,608	3,188	11,560	(140)	-	-	-	-	-	-	-	-
Administrador Financiero del Transantiago S.A.	63,981	54,244	6,076	3,661	81,017	74,940	8,714	(2,637)	70,023	61,309	3,883	4,831
Cámara de Compensación de Alto Valor S.A.	5,435	906	4,085	444	5,109	772	3,631	706	4,498	703	3,073	722
Total	603,467	556,876	40,293	6,298	437,147	406,587	29,061	1,499	384,650	351,200	23,917	9,533

d)	Restrictions over the ability of associated companies to transfer funds to investors.

There are no significant restrictions regarding the capacity of associates to transfer funds, whether in cash dividends, refund of loans, or advance payments to the Bank.

e)	Activity with respect to investments in other companies during 2013, 2012 and 2011, is as follows:

	For the years ended December 31,
	2013	2012	2011
	MCh$	MCh$	MCh$

Opening balance as of January 1,	7,614	8,728	7,275
Acquisition of investments (1)	1,440	61	-
Sale of investments (2)	-	(401)	-
Participation in income	1,422	267	2,140
Dividends received (3)	(663)	(690)	(795)
Other equity adjustments	(132)	(351)	108

Balance as of December 31,	9,681	7,614	8,728

(1)	See letter a), reference (4) and (5)
(2)	See letter a), reference (2)
(3)	As of December 31, 2013, 2012 and 2011 dividends from investments accounted for the cost method were Ch$112 million, Ch$206 million and Ch$0 respectively, are not included.

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 13

INTANGIBLE ASSETS

a)	As of December 31, 2013 and 2012, the composition of the item is as follows:

				As of December 31, 2013
	Years of useful life	Average remaining useful life	Net opening balance as of January 1, 2013	Gross balance	Accumulated amortization	Net balance
			MCh$	MCh$	MCh$	MCh$

Licenses	3	2	2,621	9,955	(7,758)	2,197
Software development	3	2	84,726	242,023	(177,517)	64,506

Total			87,347	251,978	(185,275)	66,703

				As of December 31, 2012
	Years of useful life	Average remaining useful life	Net opening balance as of January 1, 2012	Gross balance	Accumulated amortization	Net balance
			MCh$	MCh$	MCh$	MCh$

Licenses	3	2	2,496	9,329	(6,708)	2,621
Software development	3	2	78,243	224,671	(139,945)	84,726

Total			80,739	234,000	(146,653)	87,347

b)	The activity in intangible assets during 2013 and 2012 is as follows:

b.1) Gross balance

Gross balances	Licenses	Software development	Total
	MCh$	MCh$	MCh$

Balances as of January 1, 2013	9,329	224,671	234,000
Acquisitions	626	17,774	18,400
Disposals	-	-	-
Other	-	(422)	(422)
Balances as of December 31, 2013	9,955	242,023	251,978

Balances as of January 1, 2012	8,085	184,133	192,218
Acquisitions	1,244	41,018	42,262
Disposals	-	(480)	(480)
Other	-	-	-
Balances as of December 31, 2012	9,329	224,671	234,000

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 13

INTANGIBLE ASSETS, continued

b.2) Accumulated amortization

Accumulated amortization	Licenses	Software development	Total
	MCh$	MCh$	MCh$

Balances as of January 1, 2013	(6,708)	(139,945)	(146,653)
Year’s amortization	(1,050)	(37,572)	(38,622)
Other changes	-	-	-
Balances as of December 31, 2013	(7,758)	(177,517)	(185,275)

Balances as of January 1, 2012	(5,589)	(105,890)	(111,479)
Year’s amortization	(1,119)	(34,055)	(35,174)
Other changes	-	-	-
Balances as of December 31, 2012	(6,708)	(139,945)	(146,653)

c)	The Bank has no restriction on intangible assets as of December 31, 2013 and 2012. Additionally, the intangibles assets have not been pledged as guarantee for fulfillment of financial liabilities. Also, the Bank has no debt related to Property, plant, and equipment as of those dates.

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 14

PROPERTY, PLANT, AND EQUIPMENT

a) As of December 31, 2013 and 2012, the composition of property, plant, and equipment is as follows:

		As of December 31, 2013
	Net opening balance as of January 1, 2012	Gross balance	Accumulated depreciation	Net balance
	MCh$	MCh$	MCh$	MCh$

Land and buildings	119,853	184,711	(56,592)	128,119
Equipment	28,625	85,857	(47,016)	38,841
Ceded under operating leases	4,507	4,888	(559)	4,329
Other	9,229	32,207	(23,281)	8,926
Total	162,214	307,663	(127,448)	180,215

		As of December 31, 2012
	Net opening balance as of January 1, 2012	Gross balance	Accumulated depreciation	Net balance
	MCh$	MCh$	MCh$	MCh$

Land and buildings	118,493	167,241	(47,388)	119,853
Equipment	22,570	66,170	(37,545)	28,625
Ceded under operating leases	4,071	4,996	(489)	4,507
Other	7,925	28,957	(19,728)	9,229
Total	153,059	267,364	(105,150)	162,214

b) The activity in property, plant, and equipment during 2013 and 2012 is as follows:

b.1) Gross balance

2013	Land and buildings	Equipment	Ceded under operating leases	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2013	167,241	66,170	4,996	28,957	267,364
Additions	17,470	20,171	-	3,148	40,789
Disposals	-	(240)	(108)	-	(348)
Impairment due to damage (i)	-	(244)	-	-	(244)
Other	-	-	-	102	102
Balances as of December 31, 2013	184,711	85,857	4,888	32,207	307,663

i)	Banco Santander Chile recognized on its financial statements as of December 31, 2013 Ch$244 million impairment from damages to ATMs. Compensation received from insurance totaled Ch$725 million, which is presented within Other operating income (see Note 34).

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 14

PROPERTY, PLANT, AND EQUIPMENT, continued

2012	Land and buildings	Equipment	Ceded under operating leases	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2012	156,950	51,781	4,477	24,081	237,289
Additions	16,658	14,570	519	4,991	36,738
Disposals	(6,367)	(91)	-	(115)	(6,573)
Impairment due to damage (i)	-	(90)	-	-	(90)
Transfers	-	-	-	-	-
Other	-	-	-	-	-
Balances as of December 31, 2012	167,241	66,170	4,996	28,957	267,364

i)	Banco Santander Chile recognized on its financial statements as of December 31, 2012 Ch$90 million impairment from damages to ATMs. Compensation received from insurance totaled Ch$ 262 million, which is presented within Other operating income (see Note 34).

b.2) Accumulated depreciation

2013	Land and buildings	Equipment	Ceded under operating leases	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2013	(47,388)	(37,545)	(489)	(19,728)	(105,150)
Depreciation charges in the period	(9,207)	(9,554)	(89)	(3,602)	(22,452)
Sales and disposals in the period	3	83	19	49	154
Transfers	-	-	-	-	-
Other	-	-	-	-	-
Balances as of December 31, 2013	(56,592)	(47,016)	(559)	(23,281)	(127,448)

2012	Land and buildings	Equipment	Ceded under operating leases	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2012	(38,485)	(29,211)	(378)	(16,156)	(84,230)
Depreciation charges in the period	(9,125)	(8,351)	(111)	(3,608)	(21,195)
Sales and disposals in the period	222	17	-	36	275
Transfers	-	-	-	-	-
Other	-	-	-	-	-
Balances as of December 31, 2012	(47,388)	(37,545)	(489)	(19,728)	(105,150)

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 14

PROPERTY, PLANT, AND EQUIPMENT, continued

c)	Operational leases – Lessor

As of December 31, 2013 and 2012, the future minimum lease cash inflows under non-cancellable operating leases are as follows:

	As of December 31,
	2013	2012
	MCh$	MCh$

Due within 1 year	637	1,163
Due after 1 year but within 2 years	508	626
Due after 2 years but within 3 years	300	502
Due after 3 years but within 4 years	263	294
Due after 4 years but within 5 years	263	258
Due after 5 years	2,148	2,148

Total	4,119	4,991

d)	Operational leases – Lessee

Certain Bank’s premises and equipment are leased under various operating leases. Future minimum rental payments under non-cancellable leases are as follows:

	As of December 31,
	2013	2012
	MCh$	MCh$

Due within 1 year	18,941	16,266
Due after 1 year but within 2 years	16,948	14,845
Due after 2 year but within 3 years	15,161	12,960
Due after 3 years but within 4 years	14,083	11,443
Due after 4 years but within 5 years	12,902	10,465
Due after 5 years	61,730	63,035

Total	139,765	129,014

e)	As of December 31, 2013 and 2012, the Bank has no financial leases which cannot be unilaterally rescinded.

f)	The Bank has no restriction on intangible assets as of December 31, 2013 and 2012. Additionally, the property, plant, and equipment have not been surrendered as guarantees for the compliance of financial liabilities. Also, the Bank has no debt regarding Property, plant, and equipment as of those dates.

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 15

CURRENT AND DEFERRED TAXES

a)	Current taxes

As of December 31, 2013 and 2012, the bank recognizes an income tax provision, which is determined based on the currently applicable tax legislation. This provision is recorded net of recoverable taxes, as shown as follows:

	As of December 31,
	2013	2012
	MCh$	MCh$

Summary of current tax liabilities (assets)
Current tax (assets)	(1,643)	(10,227)
Current tax liabilities	50,242	525

Total tax payable (recoverable)	48,599	(9,702)

(Assets) liabilities current taxes detail (net)
Income tax, tax rate 20%	117,095	83,381
Minus:
Provisional monthly payments (PPM)	(61,730)	(84,940)
Credit for training expenses	(1,656)	(1,505)
Land taxes leasing	(2,987)	(2,939)
Grant credits	(1,892)	(2,534)
Other	(231)	(1,165)

Total tax payable (recoverable)	48,599	(9,702)

b)	Effect on income

The effect of tax expense on income for the years ended December 31, 2013 and 2012 is comprised of the following items:

	As of December 31,
	2013	2012
	MCh$	MCh$

Income tax expense
Current tax	117,095	83,381

Credits (debits) for deferred taxes
Origination and reversal of temporary differences	(27,658)	(39,275)
Subtotals	89,437	44,106
Tax for rejected expenses (Article No.21)	392	70
Other	4,701	297
Net charges for income tax expense	94,530	44,473

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 15

CURRENT AND DEFERRED TAXES, continued

c)	Effective tax rate reconciliation

The reconciliation between the income tax rate and the effective rate applied in determining tax expenses as of December 31, 2013 and 2012, is as follows:

	As of December 31,
	2013		2012
	Tax rate	Amount	Tax rate	Amount

	%	MCh$	%	MCh$

Tax calculated over profit before tax	20.00	107,792	20,00	81,181
Permanent differences	(2.04)	(11,012)	(2.77)	(11,227)
Single penalty tax (rejected expenses)	0.07	392	0.23	936
Rate change effect (*)	-	-	(4.00)	(16,221)
Real estate taxes	(0.55)	(2,987)	(2.05)	(8,324)
Other	0.06	345	(0.45)	(1,872)
Effective rates and expenses for income tax	17.54	94,530	10.96	44,473

(*)Law No. 20,455 from 2010 increased the first class tax rate to be applied to companies on the taxable income during 2011 and 2012, to 20% and 18.5% respectively. Nonetheless, law No. 20,630 published in the Official Newspaper on September 27, 2012 increased the First Class Rate from 18.5% to 20%, permanently, for transactions accounted from January 1, 2012 onwards. This created income for MCh$ 16,221, corresponding to the fluctuation of the deferred tax expense/benefit.

d)	Effect of deferred taxes on comprehensive income

Below is a summary of the separate effect of deferred tax on Equity, showing the asset and liability balances, for the years ended December 31, 2013 and 2012:

	As of December 31,
	2013	2012
	MCh$	MCh$

Deferred tax assets
Available for sale investments	31	2,004
Cash flow hedges	1,651	389
Total deferred tax assets affecting other with effect in other comprehensive incomes	1,682	2,393

Deferred tax liabilities
Available for sale investments	(199)	(1)
Cash flow hedges	-	(1,452)
Total deferred tax liabilities affecting other with effect in other comprehensive incomes	(199)	(1,453)

Net deferred tax balances in equity	1,483	940

Deferred taxes in equity attributable to Bank shareholders	1,491	945
Deferred tax in equity attributable to non-controlling interests	(8)	(5)

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 15

CURRENT AND DEFERRED TAXES, continued

e)	Effect of deferred taxes on income

As of 2013 and 2012, the Bank has recorded deferred tax effects in its financial statements.

Below are the effects of deferred taxes on assets, liabilities and income as of December 31, 2013 and 2012:

	As of December 31,
	2013	2012
	MCh$	MCh$
Deferred tax assets
Interests and adjustments	7,203	7,854
Non-recurring charge-offs	9,787	12,046
Assets received in lieu of payment	707	730
Property, plant and equipment	3,579	3,654
Allowance for loan losses	89,600	92,074
Provision for expenses	19,130	17,903
Derivatives	19	54
Leased assets	52,447	39,168
Subsidiaries tax losses	5,716	5,232
Other	37,415	767
Total deferred tax assets	225,603	179,482

Deferred tax liabilities
Valuation of investments	(13,258)	(6,555)
Depreciation	(315)	(261)
Other	(12,981)	(1,275)
Total deferred tax liabilities	(26,554)	(8,091)

f)	Summary of deferred tax assets and liabilities

Below is a summary of the deferred taxes impact on equity and income.

	As of December 31,
	2013	2012
	MCh$	MCh$

Deferred tax assets
Recognized through other comprehensive income	1,682	2,393
Recognized through profit or loss	225,603	179,482
Total deferred tax assets	227,285	181,875

Deferred tax liabilities
Recognized through other comprehensive income	(199)	(1,453)
Recognized through profit or loss	(26,554)	(8,091)
Total deferred tax liabilities	(26,753)	(9,544)

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 16

OTHER ASSETS

Other assets item includes the following:

	As of December 31,
	2013	2012
	MCh$	MCh$
Assets for leasing (*)	41,402	42,891
Assets received or awarded in lieu of payment
Assets received in lieu of payment	16,659	17,731
Assets awarded at judicial sale	6,530	9,974
Provision on assets received in lieu of payment or awarded	(2,914)	(3,091)
Subtotals	20,275	24,614
Other assets
Guarantee deposits	181,032	256,854
Gold investments	373	464
VAT credit	8,705	10,337
Income tax recoverable	42,354	28,274
Prepaid expenses	34,970	50,870
Assets recovered from leasing for sale	5,747	3,335
Pension plan assets	1,822	1,989
Accounts and notes receivable	60,256	82,378
Notes receivable through brokerage and simultaneous transactions	75,145	89,314
Other receivable assets	9,746	29,883
Other assets	33,111	36,687
Subtotals	453,261	590,385

Total	514,938	657,890

(*)	Assets available to be granted under the financial leasing agreements.

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 17

TIME DEPOSITS AND OTHER TIME LIABILITIES

As of December 31, 2013 and 2012, the composition of the line item Time deposits and other liabilities is as follows:

	As of December 31,
	2013	2012
	MCh$	MCh$

Deposits and other demand liabilities
Checking accounts	4,403,526	4,006,143
Other deposits and demand accounts	569,395	455,315
Other demand liabilities	647,842	508,561

Total	5,620,763	4,970,019

Time deposits and other time liabilities
Time deposits	9,567,855	9,008,902
Time savings account	104,143	101,702
Other time liabilities	3,274	1,609

Total	9,675,272	9,112,213

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 18

INTERBANK BORROWINGS

As of December 31, 2013 and 2012 the line item Interbank borrowings is as follows:

	As of December 31,
	2013	2012
	MCh$	MCh$
Loans from financial institutions and the Central Bank of Chile
Other obligations with Central Bank of Chile	220	398
Subtotals	220	398
Loans from domestic financial institutions	500	-
Loans from foreign financial institutions
Standard Chartered Bank - New York	349,433	279,966
Citibank N.A. - New York	181,107	187,036
Wells Fargo Bank N.A. – New York	144,284	-
Mizuho Corporate Bank	131,273	95,290
Landesbank Baden Wuerttemberg	108,566	-
Commerzbank A.G. - Frankfurt	107,843	88,801
Banco Interamericano del Desarrollo	104,929	-
Sumitomo Mitsui Banking Corporation	102,379	67,105
Bank of America	94,388	139,570
Bank of Montreal – Toronto	80,820	112,236
The Toronto Dominion Bank – Toronto	70,803	74,486
Banco Santander – Montevideo	52,442	57,532
Royal Bank of Scotland – London	44,608	40,784
The Bank of New York Mellon	26,224	-
HSBC Bank of New York	26,222	-
National Bank of Abu Dhabi	15,741	-
Deutsche Bank A.G.- New York	13,109	245
Wachovia Bank N.A.- Miami	7,394	204,184
Banco Santander – Hong Kong	5,781	4,283
Commerzbank N.A. – Miami	5,254	14,368
Standard Chartered Bank - Hong Kong	1,059	-
Unicrédito Italiana SPA	993	-
Woori Bank	627	-
Lanschot Bankiers N.V.	446	-
Banco Popolare di Novara	351	308
National Agricultural Cooperative	259	-
Banco de Sabadell S.A.	250	-
Banco de Occidente	248	-
Banco Popular Español S.A.	224	-
Banco Bilbao Vizcaya Argentaria	221	-
HSBC Bank USA	179	-
Bank of Tokyo Mitsubishi	174	-
U.S. Bank	174	513
Intesa Sanpaolo SPA - USA	173	-
J.P. Morgan Chase Bank N.A. - New York	164	48,176
United Bank of India	160	-
Banco do Brasil S.A. – London	146	285
National Westminster Bank PLC	136	-
Bank of China	105	1,510
State Bank of India	89	-
Banca Popolare di Vicenza SCPA	76	208
Discount Bank – Montevideo	73	3,835
Banco Bradesco S.A.	60	245
Unicredit Banca d Impresa	47	544
Banca Nazionale del Lavoro S.P.	38	216
BBVA Banco Francés S.A.	26	-
Banca Commerciale Italiana S.P.	23	494
Turkiye Halk Bankasi	23	403
Bancolombia S.A. - Panamá	9	709
UBS A.G.	-	3,786
Banca Antoniana Popolare – Venetto	-	746
Unicrédito Italiano - New York	-	410
Banco Santander – Madrid	500	660
Banco General S.A.	-	349
Banco Español de Crédito	-	281
ING Bank N.V. - Vienna	-	257
Banco Sofisa	-	212
Other	2,004	7,572
Subtotals	1,681,657	1,437,605
Total	1,682,377	1,438,003

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 18

INTERBANK BORROWINGS, continued

a)	Obligations with Central Bank of Chile

Debts to the Central Bank of Chile include credit lines for renegotiation of loans and other borrowings. These credit lines were provided by the Central Bank of Chile for renegotiation of loans due to the need to refinance debt as a result of the economic recession and crisis of the banking system in the early 1980s.

The outstanding amounts owed to the Central Bank of Chile under these credit lines are as follows:

	As of December 31,
	2013	2012
	MCh$	MCh$

Totals Line of credit for renegotiation with Central Bank of Chile	220	398

b)	Loans from domestic financial institutions

These obligations’ maturities are as follows:

	As of December 31,
	2013	2012
	MCh$	MCh$

Due within 1 year	500	-
Due within 1 and 2 year	-	-
Due within 2 and 3 year	-	-
Due within 3 and 4 year	-	-
Due after 5 years	-	-

Total loans from domestic financial institutions	500	-

c)	Foreign obligations

	As of December 31,
	2013	2012
	MCh$	MCh$

Due within 1 year	1,529,511	1,272,994
Due within 1 and 2 year	152,146	164,611
Due within 2 and 3 year	-	-
Due within 3 and 4 year	-	-
Due after 5 years	-	-

Total loans from foreign financial institutions	1,681,657	1,437,605

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 19

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES

As of December 31, 2013 and 2012, composition of this item is as follows:

	As of December 31,
	2013	2012
	MCh$	MCh$

Other financial liabilities
Obligations to public sector	68,075	96,185
Other domestic obligations	118,683	93,653
Foreign obligations	3,023	2,773
Subtotals	189,781	192,611
Issued debt instruments
Mortgage finance bonds	101,667	128,086
Senior bonds	4,190,918	3,717,213
Mortgage bond	70,339	-
Subordinated bonds	835,734	725,990
Subtotals	5,198,658	4,571,289

Total	5,338,439	4,763,900

Debts classified as current are either demand obligations or will mature in one year or less. All other debts are classified as non-current. The Bank’s debts, both current and non-current, are summarized below:

	As of December 31, 2013
	Current	Non-current	Total
	MCh$	MCh$	MCh$

Mortgage finance bonds	6,493	95,174	101,667
Senior bonds	1,603,929	2,586,989	4,190,918
Mortgage bond	-	70,339	70,339
Subordinated bonds	138,466	697,268	835,734
Issued debt instruments	1,748,888	3,449,770	5,198,658

Other financial liabilities	101,698	88,083	189,781

Total	1,850,586	3,537,853	5,388,439

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 19

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

	As of December 31, 2012
	Current	Non-current	Total
	MCh$	MCh$	MCh$

Mortgage finance bonds	6,863	121,223	128,086
Senior bonds	534,852	3,182,361	3,717,213
Subordinated bonds	16,037	709,953	725,990
Issued debt instruments	557,752	4,013,537	4,571,289

Other financial liabilities	101,335	91,276	192,611

Total	659,087	4,104,813	4,763,900

a)	Mortgage finance bonds

These bonds are used to finance mortgage loans. Their principal amounts are amortized on a quarterly basis. The range of maturities of these bonds is between five and twenty years. Loans are indexed to UF and create a yearly interest rate of 5.21% as of December 31, 2013 (5.95% as of December 31, 2012).

	As of December 31,
	2013	2012
	MCh$	MCh$

Due within 1 year	6,493	6,863
Due after 1 year but within 2 years	9,760	7,595
Due after 2 year but within 3 years	8,768	14,752
Due after 3 year but within 4 years	9,921	11,026
Due after 4 year but within 5 years	12,511	11,923
Due after 5 years	54,214	75,927
Total mortgage bonds	101,667	128,086

b)	Senior bonds

The following table shows senior bonds by currency:

	As of December 31,
	2013	2012
	MCh$	MCh$

Santander bonds in UF	1,964,905	2,025,105
Santander bonds in USD	1,658,789	1,269,454
Santander bonds in CHF	246,284	90,249
Santander bonds in Ch$	277,530	293,933
Santander bonds in CNY	43,410	38,472
Total senior bonds	4,190,918	3,717,213

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 19

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

i.	Placement of senior bonds:

In 2013, the Bank placed bonds for UF 13,768,000; CLP 32,500,000,000; CHF 300,000,000; and USD 250,000,000 detailed as follows:

Series	Amount	Term	Issuance rate	Issuance date	Series issued amount	Maturity date
E1 Series	UF 2,742,000	5 years	3.5% per annum simple	02-01-2011	UF 4,000,000	02-01-2016
E2 Series	UF 952,000	7 years	3.0% per annum simple	01-01-2012	UF 4,000,000	07-01-2018
E3 Series	UF 2,244,000	8.5 years	3.5% per annum simple	01-01-2011	UF 4,000,000	07-01-2019
E6 Series	UF 3,720,000	10 years	3.5% per annum simple	04-01-2012	UF 4,000,000	04-01-2022
E9 Series	UF 2,000,000	10 years	3.5% per annum simple	01-01-2013	UF 2,000,000	01-01-2023
FD Series	UF 110,000	5 years	3.0% per annum simple	08-01-2010	UF 110,000	08-01-2015
EC Series	UF 2,000,000	10 years	3.5 % per annum simple	11-28-2013	UF 2,000,000	09-01-2023
Total UF	UF 13,768,000
E4 Series	CLP 7,500,000,000	5 years	6.75 % per annum simple	06-01-2011	CLP 50,000,000,000	06-01-2016
E8 Series	CLP 25,000,000,000	10 years	6.6% per annum simple	11-01-2012	CLP 25,000,000,000	11-01-2022
CLP Total	CLP 32,500,000,000
CHF floating bond	CHF 150,000,000	4 years	Libor (3 months) + 100 bp	03-28-2013	CHF 150,000,000	03-28-2017
CHF Bond	CHF 150,000,000	6 years	1.75% per annum simple	09-26-2013	CHF 150,000,000	09-26-2019
CHF Total	CHF 300,000,000
USD floating bond	USD 250,000,000	5 years	Libor (3 months) + 100 bp	06-07-2013	USD 250,000,000	06-07-2018
USD Total	USD 250,000,000

During 2013, the Bank performed a partial repurchase of bonds for Ch$ 49,245,000,000

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 19

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

In 2012, the Bank placed bonds for UF 698,000; CLP 55,600,000,000; USD 1,085,990,000; and CNY 500,000,000 detailed as follows:

Series	Amount	Term	Issuance rate	Issuance date	Series issued amount	Maturity date
FD Series	UF 50,000	5 years	3.00% per annum simple	08-01-2010	UF 3,000,000	08-01-2015
E1 Series	UF 362,000	5 years	3.00% per annum simple	02-01-2011	UF 4,000,000	02-01-2016
E3 Series	UF 6,000	8.5 years	3.50 % per annum simple	01-01-2011	UF 4,000,000	07-01-2019
E6 Series	UF 280,000	10 years	3.50 % per annum simple	04-01-2012	UF 4,000,000	04-01-2022
Total UF	UF 698,000
E4 Series	CLP 5,600,000,000	5 years	6.75 % per annum simple	06-01-2011	CLP 50,000,000,000	06-01-2016
E5 Series	CLP 25,000,000,000	10 years	6.30% per annum simple	12-01-2011	CLP 25,000,000,000	12-01-2021
E7 Series	CLP 25,000,000,000	5 years	6.75 % per annum simple	03-01-2012	CLP 25,000,000,000	03-01-2017
CLP Total	CLP 55,600,000,000
USD floating bond	USD 250,000,000	2 years	Libor (3 months) + 200 bp	02-14-2012	USD 250,000,000	02-14-2014
Zero coupon floating bond	USD 85,990,000	1 year	Libor (3 months) + 100 bp	08-29-2012	USD 85,990,000	08-30-2013
USD bonds	USD 750,000,000	10 years	3.875% per annum simple	09-20-2012	USD 750,000,000	09-20-2022
USD Total	USD 1,085,990,000
CNY bonds	CNY 500,000,000	2 years	3.75% per annum simple	11-26-2012	CNY 500,000,000	11-26-2014
CNY Total	CNY 500,000,000

During 2012, partial repurchases of bonds were made for CHF 45,000,000 and USD 53,500,000.

ii.	Nominal bonds to be placed:

As of December 31, 2013, there are no outstanding amounts of bonds, not previously authorized, to be placed.

iii.	The maturities of senior bonds are as follows:

	As of December 31,
	2013	2012
	MCh$	MCh$
Due within 1 year	1,603,929	534,852
Due after 1 year but within 2 years	674,784	600,723
Due after 2 year but within 3 years	338,853	643,791
Due after 3 year but within 4 years	321,589	610,817
Due after 4 year but within 5 years	154,368	323,474
Due after 5 years	1,097,395	1,003,556
Total senior bonds	4,190,918	3,717,213

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 19

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

c)	Mortgage bonds

Detail of mortgage bonds per currency is as follows:

	As of December 31,
	2013	2012
	MCh$	MCh$

Mortgage bonds in UF	70,339	-
Total mortgage bonds	70,339	-

i. Allocation of mortgage bonds

In 2013, the Bank issued bonds for UF 3,000,000, detailed as follows:

Series	Amount	Term	Issuance rate	Issuance date	Series issued amount	Maturity date
BH Series	UF 3,000,000	15 years	3.2% per annum simple	07-31-2013	UF 3,000,000	07-31-2028
Total UF	UF 3,000,000

The maturities of senior Mortgage bond are as follows:

	As of December 31,
	2013	2012
	MCh$	MCh$
Due within 1 year	-	-
Due after 1 year but within 2 years	-	-
Due after 2 year but within 3 years	-	-
Due after 3 year but within 4 years	-	-
Due after 4 year but within 5 years	-	-
Due after 5 years	70,339	-
Total senior bonds	70,339	-

d)	Subordinated bonds

Detail of the subordinated bonds per currency is as follows:

	As of December 31,
	2013	2012
	MCh$	MCh$
Subordinated bonds denominated in USD	139,802	174,285
Subordinated bonds denominated in UF	695,932	551,705
Total subordinated bonds	835,734	725,990

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 19

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

i. Allocation of subordinated bonds

During 2013, the Bank places subordinated bonds for UF 5,900,000.

The following chart shows details related to subordinated bonds allocations:

Series	Amount	Term	Issuance rate	Issuance date	Series issued amount	Maturity date
G5 Series	UF 1,900,000	20 years	3.9 % per annum simple	04-05-2011	UF 4,000,000	04-01-2031
H1 Series	UF 4,000,000	30 years	3.9 % per annum simple	11-04-2011	UF 4,000,000	04-01-2041
Total	UF 5,900,000

During the first half of 2012, the Bank performed a partial repurchase of bonds for USD 47,786,000.

During 2012, the Bank did not issued any subordinated bonds on the market.

The maturities of subordinated bonds, are as follows:

	As of December 31,
	2013	2012
	MCh$	MCh$
Due within 1 year	138,466	16,037
Due after 1 year but within 2 years	14,039	182,844
Due after 2 year but within 3 years	4,140	9,535
Due after 3 year but within 4 years	-	5,760
Due after 4 year but within 5 years	-	-
Due after 5 years	679,089	511,814
Total subordinated bonds	835,734	725,990

e)	Other financial liabilities

The composition of other financial obligations, by maturity, is detailed below:

	As of December 31,
	2013	2012
	MCh$	MCh$
Non-current portion:
Due after 1 year but within 2 years	3,389	3,897
Due after 2 year but within 3 years	2,389	2,501
Due after 3 year but within 4 years	3,045	3,090
Due after 4 year but within 5 years	20,862	2,937
Due after 5 years	58,398	78,851
Non-current portion subtotals	88,083	91,276

Current portion:
Amounts due to credit card operators	97,027	70,410
Acceptance of letters of credit	741	1,683
Other long-term financial obligations, short-term portion	3,930	29,242
Current portion subtotals	101,698	101,335

Total other financial liabilities	189,781	192,611

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 20

MATURITY OF ASSETS AND LIABILITIES

As of December 31, 2013 and 2012, the detail of the maturities of assets and liabilities is as follows:

As of December 31, 2013	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Subtotal up to 1 year	Between 1 and 5 years	More than 5 years	Subtotal More than 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Assets
Cash and deposits in banks	1,571,810	-	-	-	1,571,810	-	-	-	1,571,810
Cash items in process of collection	604,077	-	-	-	604,077	-	-	-	604,077
Trading investments	-	10,018	17	-	10,035	203,608	73,924	277,532	287,567
Investments under resale agreements	-	-	17,469	-	17,469	-	-	-	17,469
Financial derivative contracts	-	168,785	99,471	225,617	493,873	565,329	434,816	1,000,145	1,494,018
Interbank loans (*)	1,224	66,264	56,901	1,060	125,449	-	-	-	125,449
Loans and accounts receivables from customers (**)	773,387	2,173,231	1,776,530	3,533,313	8,256,461	6,367,870	6,310,981	12,678,851	20,935,312
Available for sale investments	-	228,997	240,018	627,052	1,096,067	275,281	329,645	604,926	1,700,993
Held to maturity investments	-	-	-	-	-	-	-	-	-

Total assets	2,950,498	2,647,295	2,190,406	4,387,042	12,175,241	7,412,088	7,149,366	14,561,454	26,736,695

Liabilities
Deposits and other demand liabilities	5,620,763	-	-	-	5,620,763	-	-	-	5,620,763
Cash items in process of being cleared	276,379	-	-	-	276,379	-	-	-	276,379
Obligations under repurchase agreements	-	185,140	18,466	5,366	208,972	-	-	-	208,972
Time deposits and other time liabilities	104,233	5,351,489	2,333,001	1,743,525	9,532,248	87,380	55,644	143,024	9,675,272
Financial derivative contracts	-	126,238	89,018	223,031	438,287	508,206	345,292	853,498	1,291,785
Interbank borrowings	8,199	104,490	216,472	1,201,070	1,530,231	152,146	-	152,146	1,682,377
Issued debt instruments	-	470,600	688,261	590,027	1,748,888	1,548,733	1,901,037	3,449,770	5,198,658
Other financial liabilities	97,027	568	1,111	2,992	101,698	29,685	58,398	88,083	189,781

Total liabilities	6,106,601	6,238,525	3,346,329	3,766,011	19,457,466	2,326,150	2,360,371	4,686,521	24,143,987

(*)	Interbank loans are presented on a gross basis. The amount of allowance is Ch$495 million.
(**)	Loans and accounts receivables from customers are presented on a gross basis. Provisions amounts according to type of loan are detailed as follows: Commercial loans Ch$306,547 million, Mortgage loans Ch$43,306 million, and Consumer loansCh$264,585 million.

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 20

MATURITY OF ASSETS AND LIABILITIES, continued:

As of December 31, 2012	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Subtotal up to 1 year	Between 1 and 5 years	More than 5 years	Subtotal More than 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Assets
Cash and deposits in banks	1,250,414	-	-	-	1,250,414	-	-	-	1,250,414
Cash items in process of collection	520,267	-	-	-	520,267	-	-	-	520,267
Trading investments	-	19,565	2,597	237,726	259,888	58,138	20,261	78,399	338,287
Investments under resale agreements	-	6,993	-	-	6,993	-	-	-	6,993
Financial derivative contracts	-	58,311	77,728	216,832	352,871	571,315	369,026	940,341	1,293,212
Interbank loans (*)	60,654	-	29,919	-	90,573	-	-	-	90,573
Loans and accounts receivables from customers (**)	1,123,417	1,156,145	1,736,942	2,995,860	7,012,364	5,925,100	5,938,615	11,863,715	18,876,079
Available for sale investments	-	112,173	234,566	519,181	865,920	506,152	454,086	960,238	1,826,158
Held to maturity investments	-	-	-	-	-	-	-	-	-

Total assets	2,954,752	1,353,187	2,081,752	3,969,599	10,359,290	7,060,705	6,781,988	13,842,693	24,201,983

Liabilities
Deposits and other demand liabilities	4,970,019	-	-	-	4,970,019	-	-	-	4,970,019
Cash items in process of being cleared	284,953	-	-	-	284,953	-	-	-	284,953
Obligations under repurchase agreements	-	275,303	25,534	3,280	304,117	-	-	-	304,117
Time deposits and other time liabilities	65,854	4,981,947	2,278,958	1,600,701	8,927,460	133,760	50,993	184,753	9,112,213
Financial derivative contracts	-	71,445	80,484	208,473	360,402	503,036	282,723	785,759	1,146,161
Interbank borrowings	5,820	82,965	185,730	998,877	1,273,392	164,611	-	164,611	1,438,003
Issued debt instruments	-	10,855	168,817	378,080	557,752	2,422,240	1,591,297	4,013,537	4,571,289
Other financial liabilities	70,136	718	733	29,748	101,335	12,425	78,851	91,276	192,611

Total liabilities	5,396,782	5,423,233	2,740,256	3,219,159	16,779,430	3,236,072	2,003,864	5,239,936	22,019,366

(*)	Interbank loans are presented on a gross basis. The amount of allowance is Ch$159 million.
(**)	Loans and accounts receivables from customers are presented on a gross basis. Provisions amounts according to type of loan are detailed as follows: Commercial loans Ch$250,640 million, Mortgage loans Ch$35,990 million, and Consumer loans Ch$263,259 million.

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 21

PROVISIONS

a)	As of December 31, 2013 and 2012, the composition is as follows:

	As of December 31,
	2013	2012
	MCh$	MCh$

Provisions for personnel salaries and expenses.	39,501	47,574
Provisions for mandatory dividends	132,688	107,044
Provisions for contingent loan risk	11,582	7,036
Provisions for contingencies	33,539	30,238
Total	217,310	191,892

b)	Below is the activity regarding provisions during the years ended December 31, 2013 and 2012:

	Provisions for
	Personnel salaries and expenses	Mandatory dividends	Contingent loans	Contingencies	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2013	47,574	107,044	7,036	30,238	191,892
Provisions established	35,515	132,688	10,511	99,599	278,313
Application of provisions	(43,588)	(107,044)	-	(3,675)	(154,307)
Provisions released	-	-	(5,965)	(89,185)	(95,150)
Reclassifications	-	-	-	(3,438)	(3,438)
Other	-	-	-	-	-

Balances as of December 31, 2013	39,501	132,688	11,582	33,539	217,310

Balances as of January 1, 2012	42,974	120,657	3,489	20,574	187,694
Provisions established	39,151	107,044	9,670	26,846	182,711
Application of provisions	(34,551)	(120,657)	(6,123)	(12,469)	(173,800)
Provisions released	-	-	-	(5,257)	(5,257)
Reclassifications	-	-	-	544	544
Other	-	-	-	-	-

Balances as of December 31, 2012	47,574	107,044	7,036	30,238	191,892

c)	Provisions for personnel salaries and expenses.

	As of December 31,
	2013	2012
	MCh$	MCh$

Provision for seniority compensation	691	1,299
Provision for stock-based personnel benefits	809	1,986
Provision for performance bonds	18,218	23,667
Provision for vacations	18,741	18,802
Provision for other personnel benefits	1,042	1,820
Total	39,501	47,574

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 22

OTHER LIABILITIES

The other liabilities line item is as follows:

	As of December 31,
	2013	2012
	MCh$	MCh$

Accounts and notes payable	84,729	89,034
Unearned income	384	426
Guarantees received (threshold)	115,333	179,820
Other payable obligations	95,266	59,824
Withheld VAT	1,165	1,254
Other liabilities	14,602	10,916

Total	311,479	341,274

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 23

CONTINGENCIES AND COMMITMENTS

a)	Lawsuits and legal procedures

As of the issuance date of these financial statements, the Bank and its affiliates were subject to certain legal actions in the normal course of their business. As of December 31, 2013, the Banks and its subsidiaries have provisions for this item of Ch$1,224 million (Ch$428 million as of December 31, 2012) which is included in “Provisions” in the Consolidated Statements of Financial Position as provisions for contingencies. In addition, there are other lawsuits for UF26,512, which primarily relates to the litigation between Santander Corredores de Seguros Limitada and its clients for leasing assets.

b)	Contingent loans

The following table shows the Bank’s contractual obligations to issue loans:

	As of December 31,
	2013	2012
	MCh$	MCh$

Letters of credit issued	218,032	199,420
Foreign letters of credit confirmed	127,600	113,878
Guarantees	1,212,799	1,046,114
Personal guarantees	181,416	139,059
Subtotals	1,739,847	1,498,471
Available on demand credit lines	5,141,831	4,933,335
Other irrevocable credit commitments	47,376	63,828
Total	6,929,054	6,495,634

c)	Held securities

The Bank holds securities in the normal course of its business as follows:

	As of December 31,
	2013	2012
	MCh$	MCh$

Third party operations
Collections	217,948	287,128
Assets from third parties managed by the Bank and its affiliates (1)	1,015,817	821,080
Subtotals	1,233,765	1,108,208
Custody of securities
Securities held in custody	304,535	227,554
Securities held in custody deposited in other entity	532,072	573,129
Issued securities held in custody	15,351,545	14,931,587
Subtotals	16,188,152	15,732,270
Total	17,421,917	16,840,478
(1)	This includes the portfolios run by private-sector banking for Ch$1,015,781 and Ch$821,045 million as of December 31, 2013 and 2012, respectively.

d)	Guarantees

Banco Santander Chile has a comprehensive officer fidelity insurance policy, No. 2823611, with the Chilena Consolidada de Seguros insurance company, for USD $5,000,000, which jointly covers both the Bank and its affiliates for the period from July 1, 2013 to June 30, 2014.

e)	Contingent loans and liabilities

To satisfy its clients’ needs, the Bank took on several contingent loans and liabilities, yet these could not be recognized in the Consolidated Statements of Financial Position; these contain loan risks and they are, therefore, part of the Bank’s global risk.

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 24

EQUITY

a)	Capital

As of December 31, 2013 and 2012 the Bank had 188,446,126,794 shares outstanding, all of which are subscribed for and paid in full. All shares have the same rights, and have no preferences or restrictions.

The activity with respect to shares during 2013 and 2012 was as follows:

	SHARES As of December 31,
	2013	2012	2011

Issued as of January 1	188,446,126,794	188,446,126,794	188,446,126,794
Issuance of paid shares	-	-	-
Issuance of outstanding shares	-	-	-
Stock options exercised	-	-	-
Issued as of December 31,	188,446,126,794	188,446,126,794	188,446,126,794

As of December 31, 2013 and 2012 the Bank does not have any of its own shares in treasury, nor do any of the consolidated companies.

In December 2013, the Bank received 26,241,318 of its own shares in lieu of payment. The value of the shares was 757,586,851 pesos (28.87 pesos per share). Those shares were sold in the stock market during the same month, generating a price difference of Ch$29 million, which was recorded within Equity, as a reserve increase.

As of December 31, 2013 the shareholder composition was as follows:

Corporate Name or Shareholder's Name	Shares	ADRs (*)	Total	% of equity holding

Teatinos Siglo XXI Inversiones Limitada	59,770,481,573	-	59,770,481,573	31.72
Santander Chile Holding S.A.	66,822,519,695	-	66,822,519,695	35.46
J.P. Morgan Chase Bank	-	30,087,328,471	30,087,328,471	15.97
Banks on behalf of third parties	-	11,590,917,506	11,590,917,506	6.15
AFP on behalf of third parties	-	10,533,224,876	10,533,224,876	5.59
Other minority holders	3,660,897,625	5,980,757,048	9,641,654,673	5.11
Total			188,446,126,794	100.00
(*)	American Depository Receipts (ADR) are certificates issued by a U.S. commercial bank to be traded on the U.S. securities markets.

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 24

EQUITY, continued

As of December 31, 2012 the shareholder composition was as follows:

Corporate Name or Shareholder's Name	Shares	ADRs (*)	Total	% of equity holding

Teatinos Siglo XXI Inversiones Limitada	59,770,481,573	-	59,770,481,573	31.72
Santander Chile Holding S.A.	66,822,519,695	-	66,822,519,695	35.46
J.P. Morgan Chase Bank	-	35,111,060,871	35,111,060,871	18.63
BNP Paribas Arbitrage	173,328,889	-	173,328,889	0.09
MBI Arbitrage Fondo de Inversion	495,766,248	-	495,766,248	0.26
Banks and stock brokers on behalf of third parties	12,473,837,817	-	12,473,837,817	6.62
AFP on behalf of third parties	6,346,809,483	-	6,346,809,483	3.37
Other minority holders	3,839,358,209	3,412,964,009	7,252,322,218	3.85
Total			188,446,126,794	100.00

(*) American Depository Receipts (ADR) are certificates issued by a U.S. commercial bank to be traded on the U.S. securities markets.

As of December 31, 2011 the shareholder composition was as follows:

Corporate Name or Shareholder's Name	Shares	ADRs (*)	Total	% of equity holding

Teatinos Siglo XXI Inversiones Limitada	59,770,481,573	-	59,770,481,573	31.72
Santander Chile Holding S.A.	66,822,519,695	-	66,822,519,695	35.46
J.P. Morgan Chase Bank	-	39,287,497,122	39,287,497,122	20.85
Inversiones Antares S.A.	170,363,545	-	170,363,545	0.09
Banks and stock brokers on behalf of third parties	10,132,511,637	-	10,132,511,637	5.38
AFP on behalf of third parties	5,751,493,833	-	5,751,493,833	3.05
Other minority holders	3,827,146,677	2,684,112,712	6,511,259,389	3.45
Total			188,446,126,794	100.00
(*)	American Depository Receipts (ADR) are certificates issued by a U.S. commercial bank to be traded on the U.S. securities markets.

In 2011,Teatinos Siglo XXI Inversiones Limitada sold 9.73% of its shares in Banco Santander Chile. This sale took place in February and December, with sales of 1.91% and 7.82%, respectively

b)	Reserves

In April 2013, due to the Shareholders’ Meeting, the Bank agreed to capitalized 40% of retained earnings from 2012 as reserves; which equals Ch$ 155,502 million (Ch$ 174,033 million in 2012).

c)	Dividends

The distribution of dividends is detailed in the chart of the Consolidated Statements of Changes in Equity.

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 24

EQUITY, continued

d)	As of December 31, diluted earnings and basic earnings were as follows:

	As of December 31,
	2013	2012	2011
	MCh$	MCh$	MCh$

a) Basic earnings per share
Total attributable to Bank shareholders	442,294	356,808	402,191
Weighted average number of outstanding shares	188,446,126,794	188,446,126,794	188,446,126,794
Basic earnings per share (in Ch$)	2.347	1.893	2.134

b) Diluted earnings per share
Total attributable to Bank shareholders	442,294	356,808	402,191
Weighted average number of outstanding shares	188,446,126,794	188,446,126,794	188,446,126,794
Adjusted number of shares	188,446,126,794	188,446,126,794	188,446,126,794
Diluted earnings per share (in Ch$)	2.347	1.893	2.134

As of December 31, 2013 and 2012 the Bank does not own instruments with dilutive effects.

e) Other comprehensive income from available for sale investments and cash flow hedges:

	For the years ended December 31,
	2013	2012	2011
	MCh$	MCh$	MCh$

Available for sale investments
As of January 1,	(10,017)	3,043	(18,596)
Gain (losses) on the re-measurement of available for sale investments, before tax	2,629	(15,131)	18,676
Reclassification from other comprehensive income to income for the year	8,228	2,071	2,963
Subtotals	10,857	(13,060)	21,639
Total	840	(10,017)	3,043

Cash flow hedges
As of January 1,	5,315	394	11,958
Gains (losses) on the re-measurement of cash flow hedges, before tax	(15,089)	4,326	(12,031)
Reclassification adjustments on cash flow hedges, before tax	1,517	595	467
Amounts removed from equity and included in carrying amount of non-financial asset (liability) which acquisition or incurrence was hedged as a highly probable transaction	-	-	-
Subtotals	(13,572)	4,921	(11,564)
Total	(8,257)	5,315	394

Other comprehensive income, before taxes	(7,417)	(4,702)	3,437

Income tax related to other comprehensive income components
Income tax relating to available for sale investments	(168)	2,003	(562)
Income tax relating to cash flow hedges	1,651	(1,063)	(72)
Total	1,483	(940)	(634)

Other comprehensive income, net of tax	(5,934)	(3,762)	2,803
Attributable to:
Bank shareholders (Equity holders of the Bank)	(5,964)	(3,781)	2,832
Non-controlling interest	30	19	(29)

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 25

NON-CONTROLLING INTEREST

a)	The non-controlling interest included in the equity and the income from the subsidiaries is summarized as follows:

				Other comprehensive income
As of December 31, 2013	Non- controlling	Equity	Income	Available for sale investments	Deferred tax	Total other comprehensive income	Comprehensive income
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Subsidiaries:
Santander Agente de Valores Limitada	0.97	471	87	3	(1)	2	89
Santander S.A. Sociedad Securitizadora	0.36	2	-	-	-	-	-
Santander S.A. Corredores de Bolsa (*)	49.00	19,698	1,656	11	(2)	9	1,665
Santander Asset Management S.A. (**) Administradora General de Fondos	0.02	-	9	-	-	-	9
Santander Corredora de Seguros Limitada	0.25	149	1	-	-	-	1
Subtotals		20,320	1,753	14	(3)	11	1,764

Entities controlled through other considerations:
Bansa Santander S.A.	100.00	3,435	1,307	-	-	-	1,307
Santander Gestión de Recaudación y Cobranzas Limitada	100.00	275	(2,230)	-	-	-	(2,230)
Multinegocios S.A.	100.00	477	234	-	-	-	234
Servicios Administrativos y Financieros Limitada.	100.00	1,686	276	-	-	-	276
Servicios de Cobranzas Fiscalex Limitada	100.00	632	416	-	-	-	416
Multiservicios de Negocios Limitada.	100.00	1,679	379	-	-	-	379
Subtotals		8,184	382	-	-	-	382

Total		28,504	2,135	14	(3)	11	2,146

(*)	In June 2013, Santander S.A Corredores de Bolsa, distributed total accumulated income from previous years, decreasing equity. The amount of dividends distributed to non-controlling interest was Ch$7,590 million.

(**)	According to Note 3 Significant events, this subsidiary was sold in December 2013. This note presents the effect of the consolidation of the subsidiary until November 2013.

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 25

NON-CONTROLLING INTEREST, continued

				Other comprehensive income
As of December 31, 2012	Non- controlling	Equity	Income	Available for sale investments	Deferred tax	Total other comprehensive income	Comprehensive income
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Subsidiaries:
Santander Agente de Valores Limitada	0.97	656	84	1	-	1	85
Santander S.A. Sociedad Securitizadora	0.36	3	-	-	-	-	-
Santander S.A. Corredores de Bolsa	49.00	25,646	2,423	57	(12)	45	2,468
Santander Asset Management S.A. Administradora General de Fondos	0.02	10	4	-	-	-	4
Santander Corredora de Seguros Limitada	0.25	148	4	-	-	-	4
Subtotals		26,463	2,515	58	(12)	46	2,561

Entities controlled through other considerations:
Bansa Santander S.A.	100.00	2,127	1,098	-	-	-	1,098
Santander Gestión de Recaudación y Cobranzas Limitada	100.00	2,505	171	-	-	-	171
Multinegocios S.A.	100.00	244	93	-	-	-	93
Servicios Administrativos y Financieros Limitada.	100.00	1,411	328	-	-	-	328
Servicios de Cobranzas Fiscalex Limitada	100.00	216	64	-	-	-	64
Multiservicios de Negocios Limitada.	100.00	1,299	356	-	-	-	356
Subtotals		7,802	2,110	-	-	-	2,110

Total		34,265	4,625	58	(12)	46	4,671

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 25

NON-CONTROLLING INTEREST, continued

				Other comprehensive income
As of December 31, 2011	Non- controlling	Equity	Income	Available for sale investments	Deferred tax	Total other comprehensive income	Comprehensive income
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Subsidiaries:
Santander Agente de Valores Limitada	0.97	571	68	15	(3)	12	80
Santander S.A. Sociedad Securitizadora	0.36	3	-	-	-	-	-
Santander S.A. Corredores de Bolsa	49.00	27,378	4,077	206	(35)	171	4,248
Santander Asset Management S.A. Administradora General de Fondos	0.02	13	6	-	-	-	6
Santander Corredora de Seguros Limitada	0.24	143	7	-	-	-	7
Subtotals		28,108	4,158	221	(38)	183	4,341

Entities controlled through other considerations:
Bansa Santander S.A.	100.00	1,029	(613)	-	-	-	(613)
Santander Gestión de Recaudación y Cobranzas Limitada	100.00	2,335	616	-	-	-	616
Multinegocios S.A.	100.00	150	17	-	-	-	17
Servicios Administrativos y Financieros Limitada	100.00	1,083	426	-	-	-	426
Servicios de Cobranzas Fiscalex Limitada	100.00	152	37	-	-	-	37
Multiservicios de Negocios Limitada	100.00	944	290	-	-	-	290
Subtotals		5,693	773	-	-	-	773

Total		33,801	4,931	221	(38)	183	5,114

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 25

NON-CONTROLLING INTERESTS, continued

b)	The overview of the financial information of the subsidiaries included in the consolidation of the Bank that possess non-controlling interests is as follows, which does not include consolidation or homogenization adjustments:

	As of December 31,
	2013				2012				2011
				Net				Net				Net
	Assets	Liabilities	Capital	income	Assets	Liabilities	Capital	income	Assets	Liabilities	Capital	income
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Santander Corredora de Seguros Limitada	67,956	8,484	59,012	460	69,863	10,520	57,795	1,548	65,329	8,723	55,816	790
Santander S.A. Corredores de Bolsa	110,917	70,799	36,735	3,383	138,147	85,921	47,193	5,033	164,893	109,126	47,193	8,574
Santander Asset Management S.A. Administradora General de Fondos (*)	-	-	-	-	58,186	8,981	27,262	21,943	62,420	9,572	27,261	25,587
Santander Agente de Valores Limitada	194,812	146,255	39,581	8,976	215,126	147,545	58,900	8,681	252,489	193,589	50,650	8,250
Santander S.A. Sociedad Securitizadora	725	74	764	(113)	849	87	836	(74)	979	144	905	(70)
Santander Gestión de Recaudación y Cobranzas Ltda.	4,978	4,703	2,505	(2,230)	6,313	3,808	2,334	171	5,465	3,130	1,720	615
Multinegocios S.A. (management of sales force)	1,441	963	244	234	2,020	1,777	150	93	1,883	1,732	133	18
Servicios Administrativos y Financieros Limitada (management of sales force).	2,412	725	1,411	276	2,748	1,337	1,083	328	2,320	1,237	657	426
Servicio de Cobranza Fixcalex Ltda.	4,008	3,376	216	416	3,500	3,284	152	64	2,390	2,238	116	36
Multiservicios de Negocios Limitada (call center).	3,049	1,371	1,299	379	3,483	2,183	944	356	2,419	1,491	652	276
Bansa Santander S.A.	28,490	25,055	2,128	1,307	28,938	26,810	1,029	1,099	28,047	27,018	1,643	(614)
Total	418,788	261,805	143,895	13,088	529,173	292,253	197,678	39,242	588,634	358,000	186,746	43,888

(*) Santander Asset Management S.A. Administradora General de Fondos was sold in December 2013. See Note 3 - Significant events

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 26

INTEREST INCOME AND EXPENSE

This item refers to interest earned in the period from the financial assets whose return, whether implicitly or explicitly, is determined by applying the effective interest rate method, regardless of the value at fair value, as well as the reclassifications as a consequence of hedge accounting.

a)	For the years ended December 31, 2013, 2012 and 2011 the composition of income from interest and inflation-indexing adjustments, not including income from hedge accounting, is as follows:

	For the years ended December 31,
	2013				2012				2011
	Interest	Inflation adjustments	Prepaid fees	Total	Interest	Inflation adjustments	Prepaid fees	Total	Interest	Inflation adjustments	Prepaid fees	Total
Items	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Resale agreements	2,254	-	-	2,254	4,796	(10)	-	4,786	5,448	(2)	-	5,446
Interbank loans	195	-	-	195	790	-	-	790	3,486	-	-	3,486
Commercial loans	728,597	72,570	4,980	806,147	698,925	78,762	4,924	782,611	596,171	121,704	4,462	722,337
Mortgage loans	232,860	108,702	13,234	354,796	227,994	123,297	11,401	362,692	205,288	181,966	10,524	397,778
Consumer loans	611,936	2,184	3,030	617,150	613,543	2,804	2,797	619,144	544,671	3,093	2,977	550,741
Investment instruments	77,240	7,815	-	85,055	95,732	2,011	-	97,743	89,823	9,371	-	99,194
Other interest income	5,282	(1,063)	-	4,219	19,880	3,037	-	22,917	7,569	4,281	-	11,850

Interest income	1,658,364	190,208	21,244	1,869,816	1,661,660	209,901	19,122	1,890,683	1,452,456	320,413	17,963	1,790,832

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 26

INTEREST INCOME AND EXPENSE, continued

b)	For the years ended December 31, 2013, 2012 and 2011, the composition of expense from interest and inflation-indexing adjustments, excluding expense from hedge accounting is as follows:

	For the years ended December 31,
	2013			2012			2011
	Interest	Inflation adjustments	Total	Interest	Inflation adjustments	Total	Interest	Inflation adjustments	Total
Items	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Demand deposits	(5,225)	(588)	(5,813)	(3,601)	(535)	(4,136)	(1,283)	(658)	(1,941)
Repurchase agreements	(12,092)	-	(12,092)	(10,707)	9	(10,698)	(8,603)	(184)	(8,787)
Time deposits and liabilities	(426,812)	(22,787)	(449,599)	(456,348)	(45,743)	(502,091)	(351,009)	(86,772)	(437,781)
Interbank loans	(21,233)	(5)	(21,238)	(26,182)	(14)	(26,196)	(26,006)	(41)	(26,047)
Issued debt instruments	(171,659)	(53,952)	(225,611)	(172,138)	(64,006)	(236,144)	(170,756)	(98,374)	(269,130)
Other financial liabilities	(4,712)	(661)	(5,373)	(4,884)	(881)	(5,765)	(5,019)	(1,485)	(6,504)
Other interest expense	(2,340)	(3,749)	(6,089)	(2,366)	(3,435)	(5,801)	(2,372)	(7,195)	(9,567)

Interest expense total	(644,073)	(81,742)	(725,815)	(676,226)	(114,605)	(790,831)	(565,048)	(194,709)	(759,757)

c)	For the years ended December 31, 2013 , 2012 and 2011, the overview of interests and inflation-indexing adjustments is as follows:

	For the years ended December 31,
	2013	2012	2011
Items	MCh$	MCh$	MCh$

Interest income	1,869,816	1,890,683	1,790,832
Interest expense	(725,815)	(790,831)	(759,757)

Interest income	1,144,001	1,099,852	1,031,075

Income from hedge accounting (net)	(67,239)	(57,118)	(58,775)

Total net interest income	1,076,762	1,042,734	972,300

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 27

FEES AND COMMISSIONS

This item includes the amount of fees earned and paid during the year, except for those which are an integral part of the financial instrument’s effective interest rate:

	For the years ended December 31,
	2013	2012	2011
	MCh$	MCh$	MCh$

Fee and commission income
Fees and commissions for lines of credits and overdrafts	7,025	9,296	11,602
Fees and commissions for guarantees and letters of credit	30,131	28,523	24,388
Fees and commissions for card services	127,101	127,437	122,900
Fees and commissions for management of accounts	28,044	28,755	28,725
Fees and commissions for collections and payments	45,190	56,472	61,803
Fees and commissions for intermediation and management of securities	10,482	11,272	13,072
Fees and commissions for investments in mutual funds or others	31,154	33,414	37,618
Insurance brokerage fees	32,253	32,499	34,066
Office banking	15,165	13,507	11,884
Other fees earned	19,575	19,252	16,983
Total	346,120	360,427	363,041

	For the years ended December 31,
	2013	2012	2011
	MCh$	MCh$	MCh$

Fee and commission expense
Compensation for card operation	87,776	73,503	63,375
Fees and commissions for securities transactions	4,287	1,687	2,555
Office banking	13,353	12,026	9,617
Other fees	10,868	2,639	9,658
Total	116,284	89,855	85,205

Net fees and commissions income	229,836	270,572	277,836

The fees earned in transactions with letters of credit are presented in the Consolidated Statements of Income in the line item “Interest income”.

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 28

PROFIT AND LOSS FROM FINANCIAL OPERATIONS

This item includes adjustments for changes in financial instruments, except for interest attributable to the application of the effective interest rate method for adjustments to asset values, as well as the income earned in purchases and sales of financial instruments.

For the years ended December 31, 2013, 2012 and 2011, the detail of the income from financial operations is as follows:

	For the years ended December 31,
	2013	2012	2011
	MCh$	MCh$	MCh$

Profit and loss from financial operations
Trading derivatives	(68,201)	(104,344)	116,877
Trading investments	29,985	36,338	38,819
Sale of loans and accounts receivables from customers
Current portfolio (Note 11)	1,677	2,745	2,368
Charged-off portfolio (Note 11)	1,500	2,090	7,324
Available for sale investments	10,258	(1,764)	(3,356)
Repurchase of issued bonds	4,502	760	-
Other profit and loss from financial operations	(10)	96	8,825
Total	(20,289)	(64,079)	170,857

NOTE 29

NET FOREIGN EXCHANGE GAIN (LOSS)

This item includes the income earned from foreign currency trading, differences arising from converting monetary items in a foreign currency to the functional currency, and those generated by non-monetary assets in a foreign currency at the time of their sale.

For the years ended December 31, 2013, 2012 and 2011, the detail of foreign exchange income is as follows:

	For the years ended December 31,
	2013	2012	2011
	MCh$	MCh$	MCh$

Net foreign exchange gain (loss)
Net profit (loss) from currency exchange differences	(242,841)	270,990	(257,986)
Hedging derivatives:	379,910	(120,610)	177,553
Income from inflation-indexed assets in foreign currency	8,600	(5,574)	4,632
Income from inflation-indexed assets in foreign currency	(943)	1,572	(859)
Total	144,726	146,378	(76,660)

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 30

PROVISIONS FOR LOAN LOSSES

a)	2013, 2012 and 2011 activity within income for provisions for loan losses is a follows:

		Loans and accounts receivable from customers
For the year ended December 31, 2013	Interbank loans	Commercial loans		Mortgage loans	Consumer loans	Contingent loans
	Individual	Individual	Group	Group	Group	Individual	Group	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Charged-off individually significant loans	-	(8,071)	-	-	-	-	-	(8,071)
Provisions established	(455)	(92,008)	(98,715)	(42,487)	(258,446)	(7,402)	(3,109)	(502,622)
Total provisions and charge-offs	(455)	(100,079)	(98,715)	(42,487)	(258,446)	(7,402)	(3,109)	(510,693)
Provisions released	119	22,014	11,151	9,216	35,482	2,128	3,837	83,947
Recovery of loans previously charged off	-	4,572	9,973	4,735	36,004	-	-	55,284
Net charge to income	(336)	(73,493)	(77,591)	(28,536)	(186,960)	(5,274)	728	(371,462)

		Loans and accounts receivable from customers
For the year ended December 31, 2012	Interbank loans	Commercial loans		Mortgage loans	Consumer loans	Contingent loans
	Individual	Individual	Group	Group	Group	Individual	Group	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Charged-off individually significant loans	-	(5,470)	-	-	-	-	-	(5,470)
Provisions established	(548)	(83,742)	(83,181)	(25,314)	(318,565)	(5,036)	(4,634)	(521,020)
Total provisions and charge-offs	(548)	(89,212)	(83,181)	(25,314)	(318,565)	(5,036)	(4,634)	(526,490)
Provisions released	400	20,716	16,624	7,449	38,471	2,017	4,106	89,783
Recovery of loans previously charged off	-	1,991	6,704	2,305	22,015	-	-	33,015
Net charge to income	148	(66,505)	(59,853)	(15,560)	(258,079)	(3,019)	(528)	(403,692)

		Loans and accounts receivable from customers
For the year ended December 31, 2011	Interbank loans	Commercial loans		Mortgage loans	Consumer loans	Contingent loans
	Individual	Individual	Group	Group	Group	Individual	Group	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Charged-off individually significant loans	-	(8,141)	-	-	-	-	-	(8,141)
Provisions established	(464)	(72,927)	(104,928)	(38,723)	(230,586)	(807)	(3,960)	(452,395)
Total provisions and charge-offs	(464)	(81,068)	(104,928)	(38,723)	(230,586)	(807)	(3,960)	(460,536)
Provisions released	507	41,741	26,582	7,645	25,185	2,818	4,096	108,574
Recovery of loans previously charged off (*)	-	-	7,216	16,135	12,474	-	-	35,825
Net charge to income	43	(39,327)	(71,130)	(14,943)	(192,927)	2,011	136	(316,137)

 (*) During the last quarter, the Ministry for Housing and Urban Development (MINVU) made payments to pay charge-off mortgage loans belonging to the National Association of Saving and Loans (ANAP) for Ch$14,390 million.

b)	The detail of Charge-off of individually significant loans, is as follows:

	For the years ended December 31,
	2013	2012	2011
	MCh$	MCh$	MCh$

Charge-off of loans	26,390	26,481	23,200
Provision applied	(18,319)	(21,011)	(15,059)
Net charge offs of individually significant loans	8,071	5,470	8,141

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 31

PERSONNEL SALARIES AND EXPENSES

a)	Composition of personnel salaries and expenses

	For the years ended December 31,
	2013	2012	2011
	MCh$	MCh$	MCh$

Personnel compensation	197,695	188,563	173,540
Bonuses or gratifications	67,805	66,666	62,450
Stock-based benefits	684	1,747	2,261
Seniority compensation:	8,828	8,966	8,424
Pension plans (*)	(311)	58	634
Training expenses	2,366	2,423	2,176
Day care and kindergarten	2,542	2,487	2,367
Health funds	3,493	3,571	2,940
Welfare fund	76	397	447
Other personnel expenses	25,166	25,026	24,801
Total	308,344	299,904	280,040

(*) As of January 1, 2013, the modifications to the IAS 19 - Employee Benefits, were launched with retroactive effects. See Note 02 - Accounting Changes.

b)	Share-based compensation

Banco Santander Chile and Subsidiaries, as part of Santander Group in Spain (Banco Santander S.A.), adheres to the variable offsetting plans designed by the central office regarding the salaries of their employees, linked to the achievement of objectives, which is evaluated and rewarded on a quarterly and/or yearly basis. In addition, there are multi-year variable compensation plans aimed at keeping and motivating sellers. Their payment depends on the extent to which objectives are achieved. Goals are based on individual and group performance, and measured at least once a year.

Long-term incentive policy

The Board of Directors of the equity holders of Banco Santander S.A. (with its Central Office located in Spain, hereinafter the "Parent Company"), approved a long-term incentive plan which was ratified locally. This plan focuses on the Santander Group’s executive directors and certain executive employees in Spain and other Santander Group companies.

Stock performance plan

The plan includes a multi-year incentive plan compensated in shares by the Parent Company. The beneficiaries are Executive Directors, other Senior management members and other employees determined by the Directors Committee from the Parent Company or its deputy, the Executive Committee. These shares will be distributed if the following criteria are met:

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

This plan involves the implementation of successive cycles of shares delivered to the beneficiaries. Each cycle lasts three years so, each year a new cycle will begin and, since 2009 onwards, another cycle will end. The aim is to establish a proper sequence between the end of the incentive program linked to the previous plan (I06) and the following cycles of this plan. Therefore, the first two cycles started in July, 2007. The first one lasted two years (PI09) and the second one adhered to the three year standard duration (PI10)

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 31

PERSONNEL SALARIES AND EXPENSES, continued

The commencement of the third-cycle (PI11) and fourth-cycle (PI12) incentive plans were approved by the Parent Company in June 2008 and 2010, respectively. These new plans consist of three-year cycles and are linked to the fulfillment of the predetermined objectives. In June, 2010, the fifth cycle (PI13) was approved. In June, 2011 the sixth and last plan of shares linked to the fulfillment of objectives (PI14) was approved. The first cycle (PI09) was cancelled on July 31, 2009, the second one (PI10) was cancelled on July 31, 2010, the third one (PI11) was cancelled on July 31, 2011, and the forth one (P12) was cancelled on July 31, 2012.

For each cycle, the maximum number of shares that may correspond to each beneficiary is established based on who had been active in the Group over the period covered by the plan. The objective -which fulfillment will determine the number of shares to be delivered- is defined by comparing the evolution of the Group with a group of financial entities of reference. It will be linked solely to the Total Shareholder Return (TSR). Regarding the plans approved prior to June 2008, the objectives that had determined the number of shares to deliver were defined by comparing the evolution of the Group with a group of financial entities of reference, linked to two parameters: the Total Shareholder Return (TSR) and the Growth of Earnings per Share (EPS).

The final number of shares to be granted in each cycle is determined by the degree of fulfillment of the objectives on the third anniversary of each cycle (with the exception of the first cycle, for which the second anniversary is used), and the shares are delivered within seven months from the date the cycle ends.

Regarding PI13, by the completion of the relevant cycle, the TSR was calculated relative to Santander and every entity of the reference group. The list of reference entities was ordered from largest to smallest, thus determining the percentage of shares to be delivered, on the basis of the following scale and according to the relative position of Santander within the group of financial entities for reference:

Santander’s position in the TSR Ranking	Maximum percentage of shares earned

1st to 5th	100.00%
6th	82.50%
7th	65.00%
8th	47.50%
9th	30.00%
10th and more	0.00%

As for PI14, the application of a certain criterion related to TSR will determine the percentage of shares to be delivered, on the basis of the following scale and according to the relative position of Banco Santander S.A. (Spain) within the group of financial entities of reference:

Position of Santander on the TSR Ranking	Percentage of shares earned above the average

1st to 5th	100.00%
6th	86.05%
7th	72.00%
8th	58.00%
9th	44.00%
10th	30.00%
11th to 17th	0.00%

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 31

PERSONNEL SALARIES AND EXPENSES, continued

If any of the entities of the reference group was to be acquired by a different company, it would be eliminated from the reference group. In such case, the percentage will be determined based on Santander`s placement in relation to the remaining entities, based on quartiles. If Santander falls within the first quartile (including the top 25th percentile) of the reference group, Santander will earn the highest share percentage, as noted above. No share will be earned if Santander falls below the average (50th percentile) of the reference group. If Santander equals the median (50th percentile), it will earn 30% of the maximum amount. Lastly, for positions in-between the average (50th percentile exclusive) and the first quartile (25th percentile exclusive), it will be calculated be means of linear interpolation.

As of December 31, 2013, the objectives were not met, so Plan I13 was terminated, however as of December 31, 2012, the objectives were met completely for Plan I12. Plan I14 is still active, so the Bank has recorded an amount of Ch$684 million (Ch$1,747 million as of December 31, 2012), which is included within the income of the specific period on which beneficiaries provided their services to Banco Santander Chile. This program had no effects on non-controlling interest. The fair value was calculated as described:

The fair value of each of those plans conceived by the Group is calculated on the grant date. Volatility is measured using an implied volatility model.

The calculation of the fair value of the stock plan linked to objectives is as follows:

-	It has been considered that the beneficiaries will not leave over the period of each plan.

-	The fair value of the relative position of the TSR was determined by the Banco Santander S.A.(Spain) on the grant date using the Monte Carlo valuation model with 10,000 simulations to determine the TSR for each of the reference financial institutions (benchmark), considering the aforementioned variables. The results (each of which represents the distribution of a number of shares) are classified in descending order through the calculation of the weighted average, and this amount is discounted at the risk-free interest rate.

	PI12	PI13	PI14
Expected volatility (*)	42.36%	49.65%	51.35%
Historical annual dividend return	4.88%	6.34%	6.06%
Risk-free interest rate	2.04%	3.33%	4.07%

(*) Determined based on the historical volatility of the corresponding period (three years).

The application of the simulations under the Monte Carlo model results in a percentage value representing the probability of vesting of 55.42% for the I12 plan, 62.62% for the I13 plan and 55.39% for the I14 plan. Fair value measurement takes into account market conditions (TSR and EPS) and we recognize compensation expense for employees who satisfy vesting conditions (such as service conditions).

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 31

PERSONNEL SALARIES AND EXPENSES, continued

Below is a table which provides a detail of the foregoing:

	Number of shares	Exercise price	Group of employees	Number of individuals	Maturity commencement of the exercise period	Date of termination of exercise period
		€

Options granted (Plan I12)	327,882	-	Manager	157	07-01-2009	06-30-2012
Options granted (Plan I12)	36,848	-	Other non-managerial positions	76	07-01-2009	06-30-2012
Plans in force on December 31, 2009	364,730

2010 Flow
Options granted (Plan I12)	564,339	-	Manager	170	07-01-2009	06-30-2012
Options granted (Plan I12)	43,787	-	Other non-managerial positions	63	07-01-2009	06-30-2012
Options granted (Plan I13)	310,902	-	Manager	166	07-01-2010	06-30-2013
Options granted (Plan I13)	65,148	-	Other non-managerial positions	68	07-01-2010	06-30-2013
Plans in force on December 31, 2010	1,348,906

2011 Flow
Options granted (Plan I12)	591,686	-	Manager	157	07-01-2009	06-30-2012
Options granted (Plan I12)	79,631	-	Other non-managerial positions	77	07-01-2009	06-30-2012
Options granted (Plan I13)	650,474	-	Manager	166	07-01-2011	06-30-2013
Options granted (Plan I13)	136,303	-	Other non-managerial positions	68	07-01-2011	06-30-2013
Options granted (Plan I14)	268,318	-	Manager	147	07-01-2012	06-30-2014
Options granted (Plan I14)	27,185	-	Other non-managerial positions	82	07-01-2012	06-30-2014
Plans in force on December 31, 2011	3,102,503

2012 Flow
Options granted Plan I12	601,101	-	Manager	157	07-01-2009	06-30-2012
Options granted Plan I12	63,254	-	Other non-managerial positions	77	07-01-2009	06-30-2012
Options granted Plan I13	501,456	-	Manager	166	07-01-2010	06-30-2013
Options granted Plan I13	129,076	-	Other non-managerial positions	114	07-01-2010	06-30-2013
Options granted Plan I14	508,144	-	Manager	147	07-01-2011	06-30-2014
Options granted Plan I14	46,810	-	Other non-managerial positions	82	07-01-2011	06-30-2014
Options exercised Plan I12	(2,085,008)	-	Manager	157	07-01-2009	06-30-2012
Options exercised Plan I12	(223,520)	-	Other non-managerial positions	77	07-01-2009	06-30-2012
Plans in force on December 31, 2012	2,643,816

2013 Flow
Plan I13 terminated (*)	(1,462,832)	-	Manager	166	-	-
Plan I13 terminated (*)	(330,527)	-	Other non-managerial positions	114	-	-
Plans in force on December 31, 2013	850,457

Plan I14	850,457

(*) Plan I13 does not comply with the assignation requirements

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 32

ADMINISTRATIVE EXPENSES

For the years ended December 31, 2013, 2012 and 2011, the composition of the item is as follows:

	For the years ended December 31,
	2013	2012	2011
	MCh$	MCh$	MCh$

General administrative expenses	116,685	113,804	107,603
Maintenance and repair of property, plant and equipment	15,368	14,290	12,171
Office lease	26,105	24,369	27,921
Equipment lease	106	367	198
Insurance payments	2,989	2,420	2,562
Office supplies	4,579	5,796	6,354
IT and communication expenses	29,144	24,873	22,005
Lighting, heating, and other utilities	3,871	4,086	4,739
Security and valuables transport services	15,879	11,929	11,122
Representation and personnel travel expenses	5,255	5,101	4,548
Judicial and notarial expenses	1,619	8,609	7,203
Fees for technical reports and auditing	6,400	7,396	5,860
Other general administrative expenses	5,370	4,568	2,920
Outsourced services	44,411	41,127	33,025
Data processing	26,489	26,581	26,073
Products sale	1,820	1,686	2,066
Archive services	1,728	795	603
Valuation services	2,265	1,957	974
Furniture storage	579	478	400
Outsourcing	9,489	8,253	2,795
Other	2,041	1,377	114
Board expenses	1,154	1,073	1,311
Marketing expenses	15,800	16,899	15,262
Taxes, payroll taxes, and contributions	10,141	10,476	9,624
Real estate taxes	1,201	1,615	1,742
Patents	1,843	1,961	1,708
Other taxes	4	15	31
Contributions to SBIF	7,093	6,885	6,143
Total	188,191	183,379	166,825

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 33

DEPRECIATION, AMORTIZATION, AND IMPAIRMENT

Depreciation, amortization and impairment charges for the years ended December 31, 2013 and 2012, are detailed below:

	For the years ended December 31,
	2013	2012	2011
	MCh$	MCh$	MCh$

Depreciation and amortization
Depreciation of property, plant, and equipment	(22,452)	(21,195)	(20,373)
Amortizations of Intangible assets	(38,622)	(35,174)	(33,093)
Total depreciation and amortization	(61,074)	(56,369)	(53,466)
Impairment of property, plant, and equipment	(244)	(90)	(116)
Total	(61,318)	(56,459)	(53,582)

As of December 31, 2013, the costs for Property, plant, and equipment impairment totaled Ch$ 244 million, mainly due to damages to ATMs (Ch$ 90 million and Ch$ 166 million as of December 31, 2012 and 2011, respectively).

NOTE 34

OTHER OPERATING INCOME AND EXPENSES

a)	Other operating income is comprised of the following components:

	For the years ended December 31,
	2013	2012	2011
	MCh$	MCh$	MCh$

Income from assets received in lieu of payment
Income from sale of assets received in lieu of payment	6,571	2,654	5,629
Subtotals	6,571	2,654	5,629
Income from sale of investments in other companies
Gain on sale of investments in other companies (2)	78,122	599	-
Subtotals	78,122	599	-
Other income
Leases	328	142	305
Income from sale of property, plant and equipment (1)	176	9,194	11,863
Recovery of provisions for contingencies	77	-	-
Compensation from insurance companies due to damages	725	262	437
Other	2,156	254	515
Subtotals	3,462	9,852	13,120

Total	88,155	13,105	18,749

(1)	During 2013, no offices were sold.
(2)	Correspond to sale of Santander Assets Management S.A. Administradora General de Fondos.

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 34

OTHER OPERATING INCOME AND EXPENSES continued

b)	Other operating expenses are detailed as follows:

	For the years ended December 31,
	2013	2012	2011
	MCh$	MCh$	MCh$
Allowances and expenses for assets received in lieu of payment
Provision on assets received in lieu of payment	2,363	7,546	10,050
Expenses for maintenance of assets received in lieu of payment	2,461	2,630	2,732
Subtotals	4,824	10,176	12,782

Credit card expenses	2,157	6,362	6,427

Customer services	10,954	8,674	8,965

Other expenses
Operating charge-offs	8,222	8,366	9,884
Life insurance and general product insurance policies	7,348	7,211	6,524
Additional tax on expenses paid overseas	2,862	3,283	3,516
Provisions for contingencies	5,805	7,964	8,144
Expense for adopting chip technology on cards	2,283	-	-
Other	7,883	7,601	7,966
Subtotals	34,403	34,425	36,034

Total	52,338	59,637	64,208

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 35

TRANSACTIONS WITH RELATED PARTIES

In addition to Affiliates and associated entities, the Bank’s “related parties” include its “key personnel” from the executive staff (members of the Bank’s Board of Directors and Managers of Banco Santander Chile and its affiliates, together with their close relatives), as well as the entities over which the key personnel could exercise significant influence or control.

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

Key personnel

This category includes members of the Bank’s Board of Directors and managers of Banco Santander Chile and its affiliates, together with their close relatives.

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

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 35

TRANSACTIONS WITH RELATED PARTIES, continued

a)	Loans to related parties:

Below are loans and receivables as well as contingent loans that correspond to related entities:

	As of December 31,
	2013				2012				2011
	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Loans and accounts receivables:
Commercial loans	47,305	618	4,022	51,141	46,790	668	2,910	57,723	39,708	663	2,234	62,512
Mortgage loans	-	-	15,561	-	-	-	15,089	-	-	-	15,657	-
Consumer loans	-	-	2,061	-	-	-	1,513	-	-	-	1,808	-
Loans and accounts receivables:	47,305	618	21,644	51,141	46,790	668	19,512	57,723	39,708	663	19,699	62,512

Allowance for loan losses	(238)	(3)	(44)	(6)	(329)	(3)	(39)	(9)	(54)	(1)	(39)	(23)
Net loans	47,067	615	21,600	51,135	46,461	665	19,473	57,714	39,654	662	19,660	62,489

Guarantees	124,420	-	19,237	2,326	9	-	17,909	1,349	25,311	-	18,244	1,241

Contingent loans:
Personal guarantees	-	-	-	-	-	-	-	-	-	-	-	-
Letters of credit	30,714	-	-	-	25,697	-	-	-	187	-	-	-
Guarantees	172,274	-	-	9,989	34,897	-	-	1,443	12,778	-	-	569
Contingent loans:	202,988	-	-	9,989	60,594	-	-	1,443	12,965	-	-	569

Allowance for contingent loans	(22)	-	-	(4)	(15)	-	-	(2)	(63)	-	-	(1)

Net contingent loans	202,966	-	-	9,985	60,579	-	-	1,441	12,902	-	-	568

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 35

TRANSACTIONS WITH RELATED PARTIES, continued

Loan activity to related parties during 2013, 2012 and 2011 is shown below:

	As of December 31,
	2013				2012				2011
	Companies of the Group	Associated companies	Key Personnel	Other	Companies of the Group	Associated companies	Key Personnel	Other	Companies of the Group	Associated companies	Key Personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Opening balances as of January 1,	107,384	668	19,512	59,166	52,673	663	19,698	63,081	52,237	670	19,817	14,099
Loans granted	161,763	377	7,313	14,858	78,586	21	6,132	10,927	40,471	24	5,260	62,528
Loans payments	(18,854)	(427)	(5,181)	(12,894)	(23,875)	(16)	(6,318)	(14,842)	(40,035)	(31)	(5,379)	(13,546)

Total	250,293	618	21,644	61,130	107,384	668	19,512	59,166	52,673	663	19,698	63,081

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 35

TRANSACTIONS WITH RELATED PARTIES, continued

b)	Assets and liabilities with related parties

	As of December 31,
	2013				2012				2011
	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Assets
Cash and deposits in banks	5,306	-	-	-	5,357	-	-	-	178,567	-	-	-
Trading investments	-	-	-	-	-	-	-	-		-	-	-
Obligations under repurchase agreements loans	-	-	-	-	-	-	-	-		-	-	-
Financial derivative contracts	557,026	-	-	-	526,734	-	-	-	506,880	-	-	-
Available for sale investments	-	-	-	-	-	-	-	-		-	-	-
Other assets	2,460	-	-	-	4,339	-	-	-	4,617	-	-	-

Liabilities
Deposits and other demand liabilities	58,030	10,406	2,783	23,300	65,386	2,563	2,286	17,211	5,057	4,009	1,425	16,782
Obligations under repurchase agreements loans	59,703	-	-	-	92,862	-	-	-	137,191	-	-	-
Time deposits and other time liabilities	54,212	299	3,774	156,977	97,449	373	2,842	39,193	248,206	368	3,627	41,732
Financial derivative contracts	537,162	-	-	-	387,903	-	-	-	396,538	-	-	-
Issued debt instruments	96,872	-	-	-	67,368	-	-	-	1,683	-	-	-
Other financial liabilities	3,912	-	-	-	103,207	-	-	-	58,848	-	-	-
Other liabilities	462	-	-	-	1,241	-	-	-	1,339	-	-	-

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 35

TRANSACTIONS WITH RELATED PARTIES, continued

c)	Income (expenses) recorded due to transactions with related parties

	For the years ended December 31,
	2013				2012				2011
	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Income (expense) recorded
Interest income and expenses	(8,812)	50	1,065	(1,082)	(11,660)	54	948	(2,819)	(17,892)	54	1,289	(3,683)
Fee and commission income and expenses	-	75	120	3,615	(1,191)	59	114	214	387	38	110	196
Net profit (loss) from financial operations and net foreign exchange gain (loss) (*)	(8,690)	-	(4)	(1,534)	241,424	-	(1)	107	38,744	-	5	392
Other operating income and expenses	955	-	-	-	643	-	-	-	519	-	-	-
Income from sale of investments in other companies (**)	78,122	-	-	-	-	-	-	-	-	-	-	-
Key personnel compensation and expenses	-	-	(31,652)	-	-	-	(30,999)	-			(32,773)	-
Administrative and other expenses	(28,371)	(30,758)	-	-	(23,121)	(20,461)	-	-	(13,303)	(25,509)	-	-
Total	33,204	(30,633)	(30,471)	999	206,095	(20,348)	(29,938)	(2,498)	8,455	(25,417)	(31,369)	(3,095)

(*)	Primarily relates to derivative contracts used to financially cover exchange risk of assets and liabilities that cover positions of the Bank and its subsidiaries.
(**)	Corresponds to the profit from the sale of the subsidiary Santander Asset Management S.A Administradora General de Fondos.

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 35

TRANSACTIONS WITH RELATED PARTIES, continued

d)	Payments to Board members and key management personnel

The compensation received by key management personnel, including Board members and all the executives holding Manager positions shown in the “Personnel salaries and expenses” and/or “Administrative expenses” items of the Consolidated Statements of Income, corresponds to the following categories:

	For the years ended December 31,
	2013	2012	2011
	MCh$	MCh$	MCh$

Personnel compensation	16,954	16,880	16,155
Board members’ salaries and expenses	1,083	1,034	1,002
Bonuses or gratifications	11,267	10,255	10,292
Compensation in stock	684	1,508	1,765
Training expenses	55	138	108
Seniority compensation	1,064	12	1,580
Health funds	290	289	272
Other personnel expenses	566	431	392
Pension plans (*)	(311)	452	1,207
Total	31,652	30,999	32,773

(*) Some of the executives that qualified for this benefit are no longer members of the Group for various reasons, lowering the amount of the obligation thus generating an income from allowance reversals.

e)	Composition of key personnel

As of December 31, 2013 and 2012, the composition of the Bank’s key personnel is as follows:

Position	No. of executives
	As of December 31,
	2013	2012	2011

Director	12	13	13
Division manager	16	19	18
Department manager	80	85	88
Manager	60	63	62
Total key personnel	168	180	181

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 36

PENSION PLANS

The Bank has an additional benefit available to its principal executives, consisting of a pension plan. The purpose of the pension plan is to endow the executives with funds for a better supplementary pension upon their retirement.

For this purpose, the Bank will match the voluntary contributions made by the beneficiaries for their future pensions with an equivalent contribution. The executives will be entitled to receive this benefit only when they fulfill the following conditions:

e.	The plan is aimed at the Group’s management
f.	The general requirement to apply for this benefit is that the employee must be carrying out his/her duties when turning 60 years old.
g.	The Santander Group will take on insurance (pension fund) for the employee’s behalf where it will pay (defined contribution) periodically.
h.	The Santander Group will be responsible for granting the benefits directly.

If the working relationship between the manager and the respective company ends, before s/he fulfills the abovementioned requirements, s/he will have no rights under this benefit plan.

In the event of the executive’s death or total or partial disability, s/he will be entitled to receive this benefit.

The Bank will make contributions to this benefit plan on the basis of mixed collective insurance policies whose beneficiary is the Bank. The life insurance company with whom such policies are executed is not an entity linked or related to the Bank or any other Santander Group company.

Rights owned by the Bank due to the plan at the end of 2013 totaled Ch$ 5,171 million (Ch$ 5,584 million in 2012).

The amount of the defined benefit plans has been quantified by the Bank, based on the following criteria:

Calculation method:

Use of the credit unit projected method which considers each working year as generating an additional amount of rights over benefits and values each unit separately. It is calculated based primarily on fund contributions, as well as other factors such as the legal annual pension limit, seniority, age and yearly income for each unit valued individually.

Actuarial hypothesis assumptions:

Actuarial assumptions with respect to demographic and financial variables are non-biased and mutually compatible with each other. The most significant actuarial hypotheses considered in the calculations were:

	Plans post- employment	Plans post- employment
	2013	2012

Mortality chart	RV-2009	RV-2009
Termination of contract rates	5.0%	5.0%
Impairment chart	PDT 1985	PDT 1985

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 36

PENSION PLANS, continued

Assets related to the pension fund contributed by the Bank into the Seguros Euroamérica insurance company with respect to defined benefit plans are presented as net of associated commitments.

Activity for post-employment benefits is as follows:

	As of December 31,
	2013	2012
	MCh$	MCh$
Plan assets	5,171	5,584
Commitments for defined-benefit plans
For active personnel	(3,888)	(3,595)
Incurred by inactive personnel	-	-
Minus:
Unrealized actuarial (gain) losses	-	-
Balances at year end	1,283	1,989

Year’s cash flow for post-employment benefits is as follows:

	For the years ended December 31,
	2013	2012	2011
	MCh$	MCh$	MCh$

a) Fair value of plan assets
Opening balance	5,584	5,508	5,170
Expected yield of insurance contracts	247	326	403
Employer contributions	(660)	(250)	(65)
Actuarial (gain) losses (*)	-	-	-
Premiums paid	-	-	-
Benefits paid	-	-	-
Fair value of plan assets at year end	5,171	5,584	5,508
b) Present value of obligations
Present value of obligations opening balance	(3,594)	(3,143)	(953)
Net incorporation of Group companies	-	-	-
Service cost	(311)	(452)	(1.207)
Interest cost	-	-	-
Curtailment/settlement effect	-	-	-
Benefits paid	-	-	-
Past service cost	-	-	-
Actuarial (gain) losses	17	-	-
Other	-	-	-
Present value of obligations at year end	(3,888)	(3,595)	(2,160)
Net balance at year end	1,283	1,989	3,348

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 36

PENSION PLANS, continued

Plan expected profit:

	As of December 31,
	2013	2012	2011

Type of expected yield from the plan’s assets	UF + 2.50% annual	UF + 2.50% annual	UF + 2.50% annual
Type of yield expected from the reimbursement rights	UF + 2.50% annual	UF + 2.50% annual	UF + 2.50% annual

Plan associated expenses:

	For the years ended December 31,
	2013	2012	2011
	MCh$	MCh$	MCh$

Current period service expenses	311	452	1,207
Interest cost	-	-	-
Expected yield from plan’s assets	(247)	(326)	(403)
Expected yield of insurance contracts linked to the Plan:
Extraordinary allocations	-	-	-
Actuarial (gain)/ losses recorded in the period	(17)	-	-
Past service cost	-	-	-
Other	-	-	-
Total	47	126	804

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 37

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The measurement of fair value assumes the transaction to sale an asset or the transference of the liability happens within the main asset or liability market, or the most advantageous market for the asset or liability.

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

Determination of fair value of financial instruments

Below is a comparison between the value at which the Bank’s financial assets and liabilities are recorded and their fair value as of December 31, 2013 and 2012:

	As of December 31,
	2013		2012
	Book value	Fair value	Book value	Fair value
	MCh$	MCh$	MCh$	MCh$

Assets
Cash and deposits in banks	1,571,810	1,571,810	1,250,414	1,250,414
Cash items in process of collection	604,077	604,077	520,267	520,267
Trading investments	287,567	287,567	338,287	338,287
Investments under resale agreements	17,469	17,469	6,993	6,993
Financial derivative contracts	1,494,018	1,494,018	1,293,212	1,293,212
Loans and accounts receivable from customers and interbank loans, net	20,445,828	23,556,158	18,416,604	20,682,904
Available for sale investments	1,700,993	1,700,993	1,826,158	1,826,158

Liabilities
Deposits and interbank borrowings	16,978,412	16,921,614	15,520,235	15,495,714
Cash items in process of being cleared	276,379	276,379	284,953	284,953
Investments under repurchase agreements	208,972	208,972	304,117	304,117
Financial derivative contracts	1,291,785	1,291,785	1,146,161	1,146,161
Issued debt instruments and other financial liabilities	5,388,439	5,729,213	4,763,900	5,300,998

In addition, the fair value estimates presented above do not attempt to estimate the value of the Bank’s profits generated by its business activity, nor its future activities, and accordingly, they do not represent the Bank’s value as a going concern. Below is a detail of the methods used to estimate the financial instruments’ fair value

a)	Cash and deposits in banks

The recorded value of cash and interbank loans approximates its estimated fair value in view of these instruments’ short-term nature.

b)	Cash items in process of collection, trading investments, available for sale investment instruments, and investments under resale agreements

The estimated fair value of these financial instruments was established using market values or estimates from an available dealer, or quoted market prices of similar financial instruments. Investments with maturity of less than one year are evaluated at recorded value since, due to their short maturity term, they are considered as having a fair value not significantly different from their recorded value. To estimate the fair value of debt investments or representative values in these lines of businesses, we take into consideration additional variables and elements, as long as they apply, including the estimate of prepayment rates and credit risk of issuers.

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 37

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

c)	Loans and accounts receivable from customers and interbank loans

Fair value of commercial, mortgage and consumer loans and credit cards is measured through a discounted cash flow (DCF) analysis. To do so, we use current market interest rates considering product, term, amount and similar loan quality. Fair value of loans with 90 days or more of delinquency are measured by means of the market value of the associated guarantee, minus the rate and term of expected payment. For variable rate loans whose interest rates change frequently (monthly or quarterly) and that are not subjected to any significant credit risk change, the estimated fair value is based on their book value.

d)	Deposits

Disclosed fair value of deposits that do not bear interest and saving accounts is the amount payable at the reporting date and, therefore, equals the recorded amount. Fair value of time deposits is calculated through a discounted cash flow calculation that applies current interest rates from a monthly calendar of scheduled maturities in the market.

e)	Short and long term issued debt instruments

The fair value of these financial instruments is calculated by using a discounted cash flow analysis based on the current incremental lending rates for similar types of loans having similar maturities.

f)	Financial derivative contracts

The estimated fair value of financial derivative contracts is calculated using the prices quoted on the market for financial instruments having similar characteristics.

The fair value of interest rate swaps represents the estimated amount that the Bank expects to receive or pay to rescind the contracts or agreements, bearing in mind the term structures of the interest rate curve, the underlying asset’s volatility, and the counterparty’s credit risk.

If there are no quoted prices from the market (either direct or indirect) for any derivative instrument, the respective fair value estimates have been calculated by using models and valuation techniques such as Black-Scholes, Hull, and Monte Carlo simulations, taking into consideration the relevant inputs/outputs such as volatility of options, observable correlations between underlying assets, counterparty credit risk, implicit price volatility, the velocity with which the volatility reverts to its average value, and the straight-line relationship (correlation) between the value of a market variable and its volatility, among others.

Measurement of fair value and hierarchy

IFRS 13 - Fair Value Measurement, provides a hierarchy of reasonable values which separates the inputs and/or valuation technique assumptions used to measure the fair value of financial instruments. The hierarchy reflects the significance of the inputs used in making the measurement. The three levels of the hierarchy of fair values are the following:

• Level 1: the inputs are quoted prices (unadjusted) on active markets for identical assets and liabilities that the Bank can access on the measurement date.

• Level 2: inputs other than the quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

• Level 3: inputs are unobservable inputs for the asset or liability i.e. they are not based on observable market data.

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 37

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

The hierarchy level within which the fair value measurement is categorized in its entirety is determined based on the lowest level of input that is significant to the fair value measurement in its entirety.

The best evidence of a financial instrument’s fair value at the initial time is the transaction price (Level 1).

In cases where quoted market prices cannot be observed, Management makes its best estimate of the price that the market would set using its own internal models which in most cases use data based on observable market parameters as a significant input (Level 2) and, in very specific cases, significant inputs not observable in market data (Level 3). Various techniques are employed to make these estimates, including the extrapolation of observable market data.

Financial instruments at fair value and determined by quotations published in active markets (Level 1) include:

-	Chilean Government and Department of Treasury bonds

Instruments which cannot be 100% observable in the market are valued according to other inputs observable in the market (Level 2).

The following financial instruments are classified under Level 2:

Type of financial instrument	Model used in valuation	Description
• Mortgage and private bonds	Present Value of Cash Flows Model

Internal Rates of Return (“IRRs”) are provided by RiskAmerica, according to the following criterion:

If, at the valuation day, there are one or more valid transactions at the Santiago Stock Exchange for a given nemotechnic, the reported rate is the weighted average amount of the observed rates.

In the case there are no valid transactions for a given nemotechnic on the valuation day, the reported rate is the IRR base from a reference structure, plus a spread model based on historical spread for the same item or similar ones.

• Time deposits	Present Value of Cash Flows Model

IRRs are provided by RiskAmerica, according to the following criterion:

If, at the valuation day, there are one or more valid transactions at the Santiago Stock Exchange for a given nemotechnic, the reported rate is the weighted average amount of the observed rates.

In the case there are no valid transactions for a given nemotechnic on the valuation day, the reported rate is the IRR base from a reference structure, plus a spread model based on issuer curves.

• Constant Maturity Swaps (CMS), FX and Inflation Forward (Fwd) , Cross Currency Swaps (CCS), Interest Rate Swap (IRS)	Present Value of Cash Flows Model

IRRs are provided by ICAP, GFI, Tradition, and Bloomberg according to this criterion:

With published market prices, a valuation curve is created by the bootstrapping method and is then used to value different derivative instruments.

• FX Options	Black-Scholes

Formula adjusted by the volatility smile (implicit volatility). Prices (volatility) are provided by BGC Partners, according to this criterion:

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

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 37

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

The following financial instruments are classified under Level 3:

Type of financial instrument	Model used in valuation	Description
• Caps/ Floors/ Swaptions	Black Normal Model for Cap/Floors and Swaptions	There is no observable input of implicit volatility.
• UF options	Black – Scholes	There is no observable input of implicit volatility.
• Cross currency swap with window	Hull-White	Hybrid HW model for rates and Brownian motion for FX There is no observable input of implicit volatility.
• CCS (special contracts)	Implicit Forward Rate Agreement (FRA)	Start Fwd unsupported by MUREX (platform) due to the UF forward estimate.
• Cross currency swap, Interest rate swap, Call money swap in Tasa Activa Bancaria (Active Bank Rate) TAB,	Present Value of Cash Flows Model	Validation obtained by using the interest curve and interpolating at flow maturities, but TAB is not a directly observable variable and is not correlated to any market input.
• Bonds (in our case, low liquidity bonds)	Present Value of Cash Flows Model	Valued by using similar instrument prices plus a charge/off rate by liquidity.

The following table presents the assets and liabilities that are measured at fair value on a recurrent basis, as of December 31, 2013 and 2012:

	Fair value measurement
As of December 31,	2013	Level 1	Level 2	Level 3
	MCh$	MCh$	MCh$	MCh$

Assets
Trading investments	287,567	275,296	12,271	-
Available for sale investments	1,700,993	654,945	1,045,210	838
Derivatives	1,494,018	-	1,442,752	51,266
Total	3,482,578	930,241	2,500,233	52,104

Liabilities
Derivatives	1,291,785	-	1,290,366	1,419
Total	1,291,785	-	1,290,366	1,419

	Fair value measurement
As of December 31,	2012	Level 1	Level 2	Level 3
	MCh$	MCh$	MCh$	MCh$

Assets
Trading investments	338,287	334,756	3,531	-
Available for sale investments	1,826,158	1,020,904	803,895	1,359
Derivatives	1,293,212	-	1,231,422	61,790
Total	3,457,657	1,355,660	2,038,848	63,149

Liabilities
Derivatives	1,146,161	-	1,145,055	1,106
Total	1,146,161	-	1,145,055	1,106

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 37

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

The following table presents the Bank’s activity for assets and liabilities measured at fair value on a recurrent basis using unobserved significant entries (Level 3) as of December 31, 2013 and 2012:

	Assets	Liabilities
	MCh$	MCh$

As of January 1, 2013	63,149	(1,106)

Total realized and unrealized profits (losses)
Included in statement of income	(10,524)	(313)
Included in other comprehensive income	(521)	-
Purchases, issuances, and loans (net)	-	-

As of December 31, 2013	52,104	(1,419)

Total profits or losses included in comprehensive income for 2013 that are attributable to change in unrealized profit (losses) related to assets or liabilities as of December 31, 2013	(11,045)	(313)

	Assets	Liabilities
	MCh$	MCh$

As of January 1, 2012	83,483	(1,369)

Total realized and unrealized profits (losses)
Included in statement of income	(19,724)	263
Included in other comprehensive income	(610)	-
Purchases, issuances, and loans (net)	-	-

As of December 31, 2012	63,149	(1,106)

Total profits or losses included in comprehensive income for 2012 that are attributable to change in unrealized profit (losses) related to assets or liabilities as of December 31, 2012	(20,334)	263

The realized and unrealized profits (losses) included in comprehensive income for 2013 and 2012, in the assets and liabilities measured at fair value on a recurrent basis through unobservable market data (Level 3) are recorded in the Statement of Comprehensive Income in the associated line item.

The potential effect as of December 31, 2013 and 2012 on the valuation of assets and liabilities valued at fair value on a recurrent basis through unobservable significant entries (level 3), generated by changes in the principal assumptions if other reasonably possible assumptions that are less or more favorable were used, is not considered by the Bank to be significant.

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 38

RISK MANAGEMENT

Introduction and general description

The Bank, due to its activities with financial instruments is exposed to several types of risks. The main risks related to financial instruments that apply to the Bank are as follows:

-	Market risk: rises from holding financial instruments whose value may be affected by fluctuations in market conditions, generally including the following types of risk:
a.	Foreign exchange risk: this arises as a consequence of exchange rate fluctuations among currencies.
b.	Interest rate risk: this arises as a consequence of fluctuations in market interest rates.
c.	Price risk: this arises as a consequence of changes in market prices, either due to factors specific to the instrument itself or due to factors that affect all the instruments negotiated in the market.
d.	Inflation risk: this arises as a consequence of changes in Chile’s inflation rate, whose effect would be mainly applicable to financial instruments denominated in UFs.

-	Credit risk: this is the risk that one of the parties to a financial instrument fails to meet its contractual obligations for reasons of insolvency or inability of the individuals or legal entities in question to continue as a going concern, causing a financial loss to the other party.

-	Liquidity risk: is the possibility that an entity may be unable to meet its payment commitments, or that in order to meet them, it may have to raise funds with onerous terms or risk damage to its image and reputation.

-	Operating risk: this is a risk arising from human errors, system errors, fraud or external events which may damage the Bank’s reputation, may have legal or regulatory implications, or cause financial losses.

This note includes information on the Bank’s exposure to these risks and on its objectives, policies, and processes involved in their measurement and management.

Risk management structure

The Board is responsible for the establishment and monitoring of the Bank’s risk management structure, for which purpose it has an on-line corporate governance system which incorporates international recommendations and trends, adapted to Chilean regulatory conditions and given it the ability to apply the most advanced practices in the markets in which the Bank operates. To optimize the performance of this function, the Board of Directors has established the Asset and Liability Committee (“ALCO”), whose principal task is to assist in carrying out its functions relating to oversight and management of the Bank’s risks. To complement the ALCO in the risk management function, the Board also has three key committees: the Markets Committee (“CDM,” the acronym in Spanish) the Executive Credit Committee (“CEC,” the acronym in Spanish) and the Audit Committee (“CDA,” the acronym in Spanish). Each of these committees is composed of directors and executive members of the Bank’s management.

The ALCO is responsible for developing risk handling policies of the Bank following the Board and Santander Spain Global Risk Department guidelines, as well as the requirements of the Chilean SBIF. Said policies have been created mainly to identify and analyze the risks the Bank faces, establishing risk limits and adequate control monitoring risks, and the abiding by of limits. Risk handling policies and systems are revised regularly to reflect changes in market conditions and products or services offered. The Bank, through the creation and management of regulations and procedures, aims at developing a disciplined and constructive control environment in which all employees understand their role and duties.

To carry out its duties, the ALCO works directly with the Bank’s control and risk departments, whose joint objectives include the following:

-	evaluate risks whose magnitude might threaten the Bank’s solvency or which might potentially pose significant risks to its operations or reputation;
-	ensure that the Bank is equipped with the means, systems, structures, and resources, consistent with best practices, which enable the implementation of the risk management strategy;
-	ensure the integration, control, and management of all the Bank’s risks;
-	apply homogeneous risk principles, policies, and metrics throughout the Bank and its businesses;
-	develop and implement a risk management model at the bank, in order for risk exposure to be adequately integrated into the different decision making processes;

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 38

RISK MANAGEMENT, continued

-	identify risk concentrations and mitigation alternatives, monitor the macroeconomic and competitive environment, quantifying sensitivities and the foreseeable impact of different scenarios on risk positioning; and
-	carry out the management of structural liquidity, interest rate, and exchange rate risks, as well as those arising from the Bank’s own resource base.

To achieve the aforementioned objectives, the Bank (its management and the ALCO) performs a variety of activities relating to risk management, including the following: calculate exposures to risk from different portfolios and/or investments, taking into consideration mitigating factors (guarantees, netting, collateral, etc.); calculate the probabilities of expected loss for each portfolio and/or investment; assign loss factors to new transactions (rating and scoring); measure the risk values of the portfolios and/or investments based on different scenarios by means of historical simulations; specify limits for potential losses based on the different risks incurred; determine the potential impact of the structural risks on the Bank’s Consolidated Statements of Income; set limits and alerts which guarantee the Bank’s liquidity; and identify and quantify the operating risks by line of business, so as to facilitate their mitigation through corrective actions.

The CDA is mainly responsible for supervising compliance with the Bank’s risk management policies and procedures, and for reviewing the adaptation of the risk management framework to the risks faced by the Bank.

Credit risk

Credit risk is the risk that one of the parties to a financial instrument fails to meet its contractual obligations for reasons of insolvency or inability of the individuals or legal entities in question to continue as a going concern, causing a financial loss to the other party. To manage credit risk, the Bank consolidates all elements and components of credit risk exposure (e.g. individual delinquency risk, innate risk of a business line or segment, and/or geographical risk).

Mitigation of credit risk for loans and accounts receivable

The Board has delegated the duty of credit risk management to the ALCO and CEC, as well as to the Bank’s risk departments, whose roles are summarized below:

-	Formulation of credit policies, by consulting with the business units, meeting requirements of guarantees, credit evaluation, risk rating and submission of reports, documentation and legal procedures in compliance with the regulatory, legal and internal requirements of the Bank.

-	Establish the structure to approve and renew credit requests. The Bank structures credit risks by assigning limits to the concentration of that risk in terms of individual debtors, debtor groups, industry segment and country. Approval levels are assigned to the correspondent officials of the business unit (commercial, consumer, SMEs) to be exercised by that level of management. In addition, those limits are revised constantly. Teams in charge of risk evaluation at the branch level interact on a regular basis with customers; however, for larger credit requests, the risk team from the head office and even the CEC work directly with customers to assess credit risks and prepare risk requests. Moreover, Banco Santander España participates in the process to approve larger credits; for example, to customers or economic groups with debts over USD 40 million.

-	Limit concentrations of exposure to customers or counterparties in geographic areas or industries (for accounts receivable or loans), and by issuer, credit rating, and liquidity (for investments).

-	Develop and maintain the Bank’s credit risk classifications for the purpose of classifying risks according to the degree of exposure to financial loss that is exhibited by the respective financial instruments, with the aim of focusing risk management specifically on the associated risks.

-	Revise and evaluate credit risk. Review and evaluate credit risk. Management’s risk divisions are largely independent of the Bank’s commercial division and evaluate all credit risks in excess of the specified limits prior to loan approvals for customers or prior to the acquisition of specific investments. Credit renewal and revisions are subject to similar processes.

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 38

RISK MANAGEMENT, continued

When preparing a credit request for a corporate customer, the Bank verifies several parameters such as debt service capacity (generally including future cash flows), the customer's financial records and/or projections for their economic sector. The risk division is closely involved in this process. All applications include an analysis of the customer’s strengths and weaknesses, as well as a risk classification and a recommendation. Credit limits are not established over customers’ outstanding balances but on the direct and indirect credit risk of the financial group. For example, a corporation would be evaluated together with subsidiaries and affiliates.

Consumer loans are evaluated and approved by their respective risk divisions (individual, SME), and the evaluation process is based on an evaluation system known as Garra (Banco Santander) and Syseva (Santander Banefe). Both of these processes are decentralized, automated, and based on a scoring system that includes the credit risk policies adopted by the Bank’s Board. The loan application process is based on a collection of information to determine the customer’s financial condition and payment capacity. The parameters used to assess the credit risk of the applicant include different variables such as income levels, duration of current job, indebtedness, reports from credit reporting agencies, etc.

-	Provide advice, training, and specialized knowledge to the business units in order to promote the Bank’s best practices in credit risk management.

Mitigation of credit risk of other financial assets (investments, derivatives, commitments)

As a part of the acquisition process of financial investments and financial instruments, the Bank examines the probability of uncollectability from issuers or counterparties, using internal and external evaluations, such as risk evaluators that are independent from the Bank. The Bank is also governed by a strict and conservative policy which ensures that the issuers of its investments and the counterparties in derivative transactions are highly reputable.

In addition, the Bank holds a variety of instruments which imply credit risk, but are not reflected in the Consolidated Statement of Financial Position, such as: guarantees and bonds, documentary letters of credit, performance bonds, and commitments to grant loans.

Guarantees and bonds represent an irrevocable payment obligation. If a guaranteed customer fails to meet their obligations to third parties secured by the Bank, the Bank will make the relevant payments; hence, these transactions imply the same credit risk exposure as an ordinary loan.

Documentary letters of credit are commitments documented by the Bank on behalf of customers, which are secured by the shipped merchandise to which they relate, and hence, have a lower risk than direct indebtedness. Performance bonds are contingent commitments which become enforceable only if the customer fails to carry out the work agreed upon with a third party who is secured by such performance bonds.

In the case of loan commitments, the Bank is potentially exposed to losses for an amount equivalent to the amount unused of the commitment. However, the expected loss amount is lower than the commitment’s unused amount. The Bank controls the maturity term of credit lines since generally, long-term obligations have a larger credit risk than short-term ones.

Maximum credit risk exposure

For financial assets recorded in the Consolidated Statements of Financial Position, risk exposure equals their book amount. For financial guarantees granted, the maximum exposure to credit risk equals the maximum amount the Banks would have to pay if the financial guaranty was executed.

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 38

RISK MANAGEMENT, continued

Below is the distribution by financial asset of the Bank’s maximum exposure to credit risk as of December 31, 2013 and 2012, without deduction of collateral or credit improvements received:

		As of December 31,
		2013	2012
		Amount of exposure	Amount of exposure
	Note	MCh$	MCh$

Cash and deposits in banks	5	1,571,810	1,250,414
Cash items in process of collection	5	604,077	520,267
Trading investments	6	287,567	338,287
Investments under resale agreements	7	17,469	6,993
Financial derivative contracts	8	1,494,018	1,293,212
Loans and accounts receivable from customers and interbank loans, net	9 and 10	20,445,828	18,416,604
Available for sale investments	11	1,700,993	1,826,158

Off-balance commitments:
Letters of credit issued	23	218,032	199,420
Foreign letters of credit confirmed	23	127,600	113,878
Guarantees	23	1,212,799	1,046,114
Available credit lines	23	5,141,831	4,933,335
Personal guarantees	23	181,416	139,059
Other irrevocable credit commitments	23	47,376	63,828
Total		33,050,816	30,147,569

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 38

RISK MANAGEMENT, continued

The following table shows loan portfolio information as set forth in our internal scoring policy, described in Note 01 o) “Allowance for loans losses” as of December 31, 2013 and 2012:

	As of December 31,
Category	2013				2012
Commercial Portfolio	Individual	Percentage	Allowance	Percentage	Individual	Percentage	Allowance	Percentage
	MCh$	%	MCh$	%	MCh$	%	MCh$	%

A1	2,395,371	11.37%	1,589	0.26%	2,114,853	11.15%	1,306	0.24%
A2	4,846,240	23.01%	20,416	3.32%	4,119,414	21.72%	14,853	2.70%
A3	1,281,756	6.09%	27,982	4.55%	1,037,593	5.47%	26,279	4.78%
B	374,051	1.78%	30,536	4.97%	287,897	1.52%	23,095	4.20%
C1	56,040	0.27%	1,121	0.18%	45,104	0.24%	902	0.16%
C2	46,996	0.22%	4,700	0.76%	30,796	0.16%	3,080	0.56%
C3	20,780	0.10%	5,195	0.84%	34,685	0.18%	8,672	1.58%
C4	43,109	0.20%	17,243	2.80%	28,246	0.15%	11,298	2.05%
D1	61,246	0.29%	39,811	6.47%	36,545	0.19%	23,754	4.32%
D2	64,755	0.30%	58,279	9.48%	46,246	0.24%	41,622	7.57%
Subtotal	9,190,344	43.63%	206,872	33.63%	7,781,379	41.02%	154,861	28.16%

	Group	Percentage	Allowance	Percentage	Group	Percentage	Allowance	Percentage
	MCh$	%	MCh$	%	MCh$	%	MCh$	%
Commercial
Normal portfolio	2,237,256	10.62%	30,864	5.02%	2,380,961	12.55%	33,821	6.15%
Impaired portfolio	400,101	1.90%	69,306	11.27%	417,254	2.20%	62,117	11.29%
Subtotal	2,637,357	12.52%	100,170	16.29%	2,798,215	14.75%	95,938	17.44%
Mortgage
Normal portfolio	5,302,411	25.18%	15,701	2.56%	5,042,551	26.59%	17,485	3.18%
Impaired portfolio	323,401	1.54%	27,605	4.49%	229,030	1.21%	18,505	3.36%
Subtotal	5,625,812	26.72%	43,306	7.05%	5,271,581	27.80%	35,990	6.54%
Consumer
Normal portfolio	3,257,836	15.47%	112,468	18.29%	2,722,492	14.36%	126,493	23.00%
Impaired portfolio	349,412	1.66%	152,117	24.74%	392,985	2.07%	136,766	24.86%
Subtotal	3,607,248	17.13%	264,585	43.03%	3,115,477	16.43%	263,259	47.86%
Total	21,060,761	100.00%	614,933	100.00%	18,966,652	100.00%	550,048	100.00%

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 38

RISK MANAGEMENT, continued

Regarding the individually evaluated portfolio, the different categories and levels within each category correspond to:

-	Category A or Normal Portfolio. Consists of debtors with a payment capacity that allows them to fulfill their financial obligations and commitments and who, according to their financial situation, are not likely to experience a change in this condition in the short term.

-	Category B Portfolio. Includes debtors with financial difficulties or whose payment capacity has been diminished and about whom the Bank has doubts about the total reimbursement of the capital and interest according to the agreed terms, showing they have a lesser likelihood of meeting their financial obligations in the short term.

-	Categories C and D or Default Portfolio. Consists of those debtors where the Bank considers the ability of reimbursement remote since they have an impaired or null payment capacity.

Regarding the portfolios evaluated on a group basis, all of the associated operations are evaluated together.

See Note 30 for the detail of the Bank’s impaired loans and the associated allowances. Also, see Note 20 for a detail of the maturity of the Bank’s financial assets.

Exposure to credit risk in foreign derivative contracts

As of December 31, 2013, the Bank’s foreign exposure -including counterparty risk in the derivative instruments’ portfolio- was USD 991 million or 1.9% of assets. In the table below, exposure to derivative instruments is calculated by using the equivalent credit risk; which equals the replacement carrying amount plus the maximum potential value, considering the cash collateral that minimizes exposure.

Below, there are additional details regarding our exposure to Spain and Italy, since they are classified above 1 and where the below represents majority of our exposure to categories other than 1. We do not have sovereign exposure to Spain or Italy. Below we detail exposure to Italy and Spain as of December 31, 2013, considering fair value of derivative instruments.

Country	Classification (1)	Derivative Instruments (adjusted to market) USD MM	Deposits USD MM	Loans USD MM	Financial investments USD MM	Total Exposure USD MM
Spain	2	0.28	8.56	0.04	-	8.88
Italy	2	66.40	4.04	0.84	-	71.28
Other	2	5.08	0.17	0.98	-	6.23
Total		71.76	12.77	1.86	-	86.39

(1) Corresponds to country’s classification established in Chapter B-6 of the Compendium of Accounting Standards issued by the SBIF.

*	The total amount of this exposure to derivative instruments must be compensated daily with collateral and, therefore, the net credit exposure is USD 0

Our exposure to Spain within the group is as follows:

Counterpart	Country	Classification	Derivative instruments (market adjusted) USD MM	Deposits USD MM	Loans USD MM	Financial Investments USD MM	Exposure Exposure USD MM
Banco Santander España	Spain	2	0.28	8.56	-	-	8.84

*	The total amount of this exposure to derivative instruments must be compensated daily with collateral and, therefore, the net credit exposure is USD 0.28

**	We have included our exposure to Santander branches in New York and Hong Kong as exposure to Spain.

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 38

RISK MANAGEMENT, continued

Impairment of other financial instruments

As of December 31, 2013 and 2012, the Bank had no significant impairments of its financial assets other than loans and accounts receivable

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

Procedures for management and valuation of securities are described in the internal policies of risk management. Said policies set the basic principles for credit risk management, including the management of securities received in customers’ operations. In this sense, the risk management model includes valuating the existence of adequate and sufficient guarantees that allow recovering the credit when the debtor’s circumstances prevent them from fulfilling their obligations.

The procedures used for the valuation of security interests utilize the prevailing market practices, which provide for the use of appraisals for mortgage securities, market prices for stock securities, fair value of the participating interest for investment funds, etc. All security interests received must be instrumented properly and registered on the relevant register, as well as have the approval of legal divisions of the Bank.

In addition, the Bank has classification tools that allow it to group the credit quality of transactions or customers. To study how this probability varies, the Bank has historical databases that keep this internally generated information. Classification tools vary according to the analyzed customer (commercial, consumer, SMEs, etc.).

Below is the detail of security interests, collateral, or credit improvements provided to the Bank as of December 31, 2013 and 2012.

	As of December 31,
	2013	2012
	MCh$	MCh$
Non-impaired financial assets:
Properties/mortgages	12,701,836	11,462,572
Investments and others	1,347,770	869,036
Impaired financial assets:
Properties/ mortgages	663,889	1,145,721
Investments and others	27,810	105,903
Total	14,741,305	13,583,232

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 38

RISK MANAGEMENT, continued

Liquidity risk

Liquidity risk is the risk that the Bank may have difficulty meeting the obligations associated with its financial obligations.

Liquidity risk management

The Bank is exposed on a daily basis to requirements for cash funds from various banking activities, such as wires from checking accounts, fixed-term deposit payments, guarantee payments, disbursements on derivatives transactions, etc. As typical in the banking industry, the Bank does not hold cash funds to cover the balance of all the positions, as experience shows that only a minimum level of these funds will be withdrawn, which can be accurately predicted with a high degree of certainty.

The Bank’s approach to liquidity management is to ensure— whenever possible—to have enough liquidity on hand to fulfill its obligations at maturity, in both normal and stressed conditions, without entering into unacceptable debts or risking the Bank’s reputation. The Board establishes limits on the minimal part of available funds close to maturity to fulfill said payments as well as over a minimum level of interbank operations and other loan facilities that should be available to cover transfers at unexpected demand levels. This is constantly reviewed. Additionally, the Bank must comply with the regulation limits established by the SBIF for maturity mismatches.

These limits affect the mismatches of future flows of income and expenditures of the Bank on an individual basis. They are:

i.	mismatches of up to 30 days for all currencies, up to the amount of basic capital;
ii.	mismatches of up to 30 days for foreign currencies, up to the amount of basic capital; and
iii.	mismatches of up to 90 days for all currencies, twice the basic capital.

The Bank’s treasury department (“Treasury”) receives information from all business units about the liquidity profile of its financial assets and liabilities in addition to details from other future cash flows that arise from future business transactions. Based on this information, Treasury keeps a short-term liquid assets portfolio, mainly composed of liquid investments, interbank loans, and advanced payments, to guarantee that the Bank has enough liquidity. Liquidity needs of business units are fulfilled through short-term transfers from Treasury to cover any short-term variation and long-term financing to address all structural liquidity requirements.

The Bank monitors its liquidity position daily to establish future flows of inflow and outflow. At each month's closing, stress tests are carried out in which a variety of scenarios are used, from normal market conditions to those that contain significant fluctuations. Liquidity policy and procedures are subjected to review and approval of the Bank’s Board. There are periodic reports which detail the Bank’s, and its subsidiaries’, liquidity position, including any exceptions and adopted correcting measures, which are also reviewed periodically by the ALCO.

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

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 38

RISK MANAGEMENT, continued

	As of December 31,
	2013	2012
	MCh$	MCh$
Financial investments for trading	287.567	338.287
Available for sale investments	1.700.993	1.826.158
Encumbered assets (net) (1)	(71.896)	(151.620)
Net cash (2)	248.073	(195)
Net Interbank deposits (3)	984.666	875.537
Total liquidity portfolio	3.149.403	2.888.167

(1)	Assets encumbered through repurchase agreements are deducted from the liquidity portfolio
(2)	Cash minus reserve requirements
(3)	Includes overnight deposits in Central Bank, domestic banks and foreign banks.

Exposure to liquidity risk

A similar, yet not identical, measure is the calculation used to measure the Bank´s liquidity limit as established by the SBIF. The Bank determines a mismatch percentage for purposes of calculating such liquidity limit which is calculated by dividing its benefits (assets) by its obligations (liabilities) according to maturity based on estimated repricing. The mismatch amount permitted for the 30 day and under period is 1 times regulatory capital and for the 90 day and under period – 2 times regulatory capital.

The following table displays the actual derived percentages as calculated per above:

	As of December 31,
	2013	2012
	%	%
30 days	30.00	51.00
30 days foreign currency	(22.00)	3.00
90 days	31.00	29.00

Below, is the breakdown by maturity, of the asset and liability balances of the Bank as of December 31, 2013 and 2012, which also includes off-balance commitments:

As of December 31, 2013	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Maturity of assets (Note 21)	2,950,498	2,647,295	2,190,406	4,387,042	7,412,088	7,149,366	26,736,695
Maturity of liabilities (Note 21)	(6,106,601)	(6,238,525)	(3,346,329)	(3,766,011)	(2,326,150)	(2,360,371)	(24,143,987)
Net maturity	(3,156,103)	(3,591,230)	(1,155,923)	621,031	5,085,938	4,788,995	2,592,708
Off-balance commitments:
Personal guarantees	-	(7,745)	(9,292)	(137,269)	(19,001)	(8,109)	(181,416)
Foreign letters of credit confirmed	-	(17,347)	(50,984)	(24,639)	(26,543)	(8,087)	(127,600)
Letters of credit issued	-	(48,634)	(101,181)	(46,210)	(22,007)	-	(218,032)
Guarantees	-	(128,171)	(145,878)	(493,530)	(419,414)	(25,806)	(1,212,799)

Net maturity, including commitments	(3,156,103)	(3,793,127)	(1,463,258)	(80,617)	4,598,973	4,746,993	852,861

As of December 31, 2012	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Maturity of assets (Note 21)	2,954,752	1,353,187	2,081,752	3,969,599	7,060,705	6,781,988	24,201,983
Maturity of liabilities (Note 21)	(5,396,782)	(5,423,233)	(2,740,256)	(3,219,159)	(3,236,072)	(2,003,864)	(22,019,366)
Net maturity	(2,442,030)	(4,070,046)	(658,504)	750,440	3,824,633	4,778,124	2,182,617
Off-balance commitments:
Personal guarantees	-	(23,315)	(24,201)	(22,051)	(65,571)	(3,921)	(139,059)
Foreign letters of credit confirmed	-	(4,786)	(22,127)	(40,870)	(46,095)	-	(113,878)
Letters of credit issued	-	(52,056)	(103,153)	(6,351)	(37,860)	-	(199,420)
Guarantees	-	(82,428)	(136,561)	(312,299)	(488,770)	(26,056)	(1,046,114)

Net maturity, including commitments	(2,442,030)	(4,232,631)	(944,546)	368,869	3,186,337	4,748,147	684,146

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 38

RISK MANAGEMENT, continued

The tables above show cash flows without deducting financial assets and liabilities over the estimated maturity base. Future cash flows from these instruments might vary significantly compared to this analysis. For example, we expect that demand deposits remain stable or grow steadily and we do not expect to execute all unrecognized loan obligations. In addition, the above detail excludes available credit lines since they do not have contractually defined maturities.

Market risk

Market risk arises as a consequence of the market activity, by means of financial instruments whose value can be affected by market variations, reflected in different assets and financial risk factors. The risk can be diminished by means of hedging through other products (assets/liabilities or derivative instruments) or terminating the open transaction/position. The objective of market risk management is to manage and control market risk exposure within acceptable parameters.

There are four major risk factors that affect the market prices: type of interest, type of exchange, price, and inflation. In addition and for certain positions, it is necessary to consider other risks as well, such as spread risk, base risk, commodity risk, volatility or correlation risk.

Market risk management

The Bank’s internal management measure market risk based mainly on the procedures and standards of Santander Spain, which are in turn based on analysis of management in three principal components:

-	trading portfolio;
-	domestic financial management portfolio;
-	foreign financial management portfolio.

The trading portfolio is comprised mainly of investments, valued at fair value, and free of any restriction on their immediate sale, which are often bought and sold by the Bank with the intent of selling them in the short term in order to benefit from short-term price fluctuations. The financial management portfolios include all the financial investments not considered a part of trading portfolio.

The ALCO has the general responsibility for the market risk. The Bank’s risk/finance department is responsible for formulating detailed management policies and applying them to the Bank’s operations, in conformity with the guidelines adopted by the ALCO and the Global Risk Department of Banco Santander – Spain.

The department’s functions in connection with trading portfolio include the following:

i.	apply the “Value at Risk” (VaR) techniques to measure interest rate risk,
ii.	adjust the trading portfolios to market and measure the daily income and loss from commercial activities,
iii.	compare the real VaR with the established limits,
iv.	establish procedures to prevent losses in excess of predetermined limits, and
v.	furnish information on the trading activities to the ALCO, other members of the Bank’s management, and the Global Risk Department of Santander – Spain.

The department’s functions in connection with financial management portfolios include the following:

i.	perform sensitivity simulations (as explained below) to measure interest rate risk for activities denominated in local currency and the potential losses forecasted by these simulations, and
ii.	provide daily reports thereon to the ALCO, other members of the Bank’s management, and the Global Risk Department of Santander - Spain.

Market risk - trading portfolio

The Bank applies VaR methods to measure the market risk of its trading portfolio. The Bank has a consolidated commercial position that is made up of fixed income investments, foreign exchange trading, and a minimum position of investments in equity shares. This portfolio is mostly made of Chilean Central Bank bonds, mortgage bonds and corporate bonds issued locally at low risk. At the closing date, the trading portfolio did not show investments in another portfolio.

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 38

RISK MANAGEMENT, continued

For the Bank, the VaR estimate is done through the historical simulation method which consists of observing the behavior of profit and loss that might have taken place with the current portfolio if the market conditions at a given time had been present and, based on that information, infer maximum losses with a determined confidence level. This method has the advantage of reflecting precisely the historical distribution of market values and not requiring any distribution assumption for a specific probability. All VaR measures are designed to establish the distribution function for the value change in a given portfolio and, once this distribution is known, to calculate the percentile related to the necessary confidence level, which will match the risk value in virtue of those parameters. As calculated by the Bank, the VaR is an estimate of the maximum expected loss of market value of a given portfolio in one day, with 99.00% confidence. It is the maximum loss in one day the Bank could expect in a given portfolio with a confidence level of 99.00%. In other words, it is the loss the Bank would have to deal only 1.0% of the time. VaR provides a single estimation of the market risk that cannot be compared with other market risks. Returns are calculated using a time window of 2 years or, at least, 520 data points gathered since the reference date in the past to calculate VaR.

The Bank does not calculate three separate VaRs. Only one VaR is calculated for the entire trading portfolio which, in addition, is separated into risk types. The VaR program carries out a historical simulation and calculates a profit (ganancia or “G”) and loss (pérdida or “P”) G&P Statement for 520 data points (days) for each risk factor (fixed income, currency, and variable income). Each risk factor’s G&P is added and a consolidated VaR is calculated with 520 data points or days. In addition, the VaR is calculated for each risk factor based on the individual G&P calculated for each. Additionally, a weighted VaR is calculated following the above mentioned method but giving a larger weight to the 30 most recent data points. The highest VaR is reported. In 2011 and 2010, we were still using the same VaR model and the methodology has not changed.

The Bank uses VaR estimates to issue a warning in case the statistically estimated losses for the trading portfolio exceed the cautionary levels.

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

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 38

RISK MANAGEMENT, continued

At no time in 2013 and 2012 did the Bank exceed the VaR limits in connection with the three components which comprise the trading portfolio: fixed-income investments, variable-income investments and foreign currency investments.

The Bank carries out back-testings on a daily basis and, generally, discovers that trading losses exceed the estimated VaR approximately one out of hundred business days. Also, a maximum VaR limit was established that can be applied over the trading portfolio. Both in 2013 and 2012, the Bank has kept within the maximum limit it established for the VaR; even when the real VaR exceeded estimations.

High, low and average levels for each component and year were as follows:

VaR	2013 USDMM	2012 USDMM
Consolidated:
High	3.48	4.62
Low	1.061	0.96
Average	1.72	2.33

Fixed-income investments:
High	2.39	4.99
Low	0.97	0.95
Average	1.57	2.24

Variable-income investments
High	0.19	0.07
Low	0.00	0.00
Average	0.00	0.00

Foreign currency investments
High	3.20	3.23
Low	0.06	0.03
Average	0.69	0.66

Market risk - local and foreign financial management

The Bank’s financial management portfolio includes most of the Bank’s non-trading assets and liabilities, including the credit/loan portfolio. For these portfolios, investment and financing decisions are strongly influenced by the Bank’s commercial strategies.

The Bank uses a sensitivity analysis to measure market risk for domestic and foreign currencies (not included in the trading portfolio). The Bank carries out a simulation of scenarios that will be calculated as the difference between current flows in the chosen scenario (curve with a parallel movement of 100 basis points (“bp”) in all its sections) and its value in the base scenario (current market). All positions in domestic currency indexed to inflation (UF) are adjusted by a sensitivity factor of 0.57 which represents a change in the curve of 57bp in all real rates and 100 bp in nominal rates. The same scenario is carried out for net positions in foreign currency and interest rates in USD. In addition, the Bank has established limits regarding maximum loss this kind of movement in interest rates can have over capital and net financial income budgeted for the year.

To establish the consolidated limit, we add the foreign currency limit to the domestic currency limit and multiple by 2 the sum of the multiplication of them together both for net financial loss limit as well as for the capital and reserves loss limit, using the following formula:

Consolidated limit = square root of a2 + b2 + 2ab

a: domestic currency limit

b: foreign currency limit

Since we assume the correlation is 0; 2ab = 0. 2ab = 0.

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 38

RISK MANAGEMENT, continued

Limitations of the sensitivity models

The most important assumption is using an exchange rate of 100 bp based on yield curve (57 bp for real rates). The Bank uses a 100 bp exchange since sudden changes of this magnitude are considered realistic. Santander Spain Global Risk Department has also established comparable limits by country, so as to compare, control and consolidate market risk by country in a realistic and orderly fashion.

In addition, the sensitivity simulation methodology should be interpreted taking into consideration the following limitations:

-	The simulation of scenarios assumes that the volumes remain consistent in the Bank’s Consolidated Statements of Financial Position and are always renewed at maturity, thereby omitting the fact that certain credit risk and prepayment considerations may affect the maturity of certain positions.

-	This model assumes an identical change along the entire length of the yield curve and does not take into account the different movements for different maturities.

-	The model does not take into account the volume sensitivity which results from interest rate changes.

-	The limits to losses of budgeted financial income are calculated based on the financial income foreseen for the year, which may not be actually earned, meaning that the real percentage of financial income at risk may be higher than the expected one.

Market risk – Financial management portfolio – December 31, 2013 and 2012

	2013		2012
	Effect on financial income	Effect on capital	Effect on financial income	Effect on capital

Financial management portfolio – local currency (MCh$)
Loss limit	35,500	167,530	37,300	167,530
High	28,923	86,196	26,233	100,175
Low	21,129	69,729	13,885	85,546
Average	25,124	77,849	20,054	92,312
Financial management portfolio – foreign currency (in millions of $US)
Loss limit	30.0	30.0	40.0	40.0
High	17.2	26.0	24.3	14.7
Low	2.1	2.3	3.7	4.5
Average	10.2	18.6	12.8	11.7
Financial management portfolio – consolidated (in MCh$)
Loss limit	35,500	167,530	39,200	167,530
High	28,958	86,212	26,437	100,201
Low	21,204	69,787	17,037	85,566
Average	25,146	77,891	21,165	92,457

Operating risk

Operating risk is the risk of direct or indirect losses stemming from a wide variety of causes related to the Bank’s processes, personnel, technology, and infrastructure, as well as external factors other than credit, market, or liquidity, such as those related to legal or regulatory requirements. Operating risks arise from all the Bank’s operations.

The Bank’s objective is to manage operating risk in order to mitigate economic losses and damage to the Bank’s reputation through a flexible internal control structure.

The Bank’s management has the main responsibility to develop and apply controls to mitigate operating risks. This responsibility is supported by the global development of the Bank’s standards for operating risk management in the following areas:

-	Requirements for adequate segregation of duties, including independent authorization of transactions
-	Requirements for reconciliation and supervision of transactions

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 38

RISK MANAGEMENT, continued

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

Risk Concentration

The Bank operates mainly in Chile, thus most of its financial instruments are concentrated in that country. See Note 10 of the financial statements for a detail of the concentration of the Bank’s loans and accounts receivable by industry.

NOTE 39

SUBSEQUENT EVENTS

The Bank has issued bonds for: CHF 300,000,000; USD 250,000,000; AUD 125,000,000; USD 500,000,000 and JPY 27,300,000,000,000, between January and April 2014.

Additionally, in March 2014 the Bank was authorized by SBIF to merger by incorporation its subsidiary Santander Servicios de Recaudación y Pagos Limitada, the Bank expects to complete the merger as of May 1, 2014.

At the ordinary shareholders’ meeting held on April 22, 2014, members of the Board of Director were elected for a three-year term. Elected members were Mr. Vittorio Corbo Lioi, Mr. Oscar Von Chrismar Carvajal, Mr. Roberto Méndez Torres, Mr. Mauricio Larraín Garcés, Mr. Marco Colodro Hadjes, Mr. Carlos Olivos Marchant, Mrs. Lucía Santa Cruz Sutil, Mr. Lisandro Serrano Spoerer, Mr. Roberto Zahler Mayanz, Mr. Victor Arbulú Crousillat and Mr. Juan Pedro Santa María. Alternate Directors were Mr. Orlando Poblete Iturrate and Mr. Raimundo Monge Zegers.

In the same shareholders’ meeting a dividend was approved. This dividend amounts $1.40706372 per share, totaling Ch$265,156 million.

At the Boards of Directors’ meeting held on April 22, 2014, Board members elected Mr. Vittorio Corbo Lioi as new Chairman, Mr. Oscar Von Chrismar Carvajal as First Vice Chairman, and Mr. Roberto Méndez Torres as Second Vice Chairman.

Between January 1, 2014 and the date on which these Consolidated Financial Statements were issued (April 30, 2014), no other events have occurred which could significantly affect their interpretation.

FELIPE CONTRERAS FAJARDO Chief Accounting Officer	CLAUDIO MELANDRI HINOJOSA Chief Executive Officer

