Form 20-F
period 2014-12-31
BANCO SANTANDER CHILE
filed 2015-05-14
CIK 1027552

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934
For the fiscal year ended December 31, 2014
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

None
(Title of Class)

The number of outstanding shares of each class of common stock of Banco Santander-Chile at December 31, 2014, was:

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

i

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

When we refer to “Santander Spain,” we refer to our parent company, Banco Santander, S.A. References to “the Group,” “Santander Group” or “Grupo Santander” mean the worldwide operations of the Santander Spain conglomerate, as indirectly controlled by Santander Spain and its consolidated subsidiaries, including Santander-Chile.

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

As required by local regulations, our locally filed consolidated financial statements have been prepared in accordance with Chilean accounting principles issued by the SBIF (“Chilean Bank GAAP”).  Therefore, our locally filed consolidated financial statements have been adjusted to IFRS in order to comply with the requirements of the Securities and Exchange Commission (the “SEC”).  Chilean Bank GAAP principles are substantially similar to IFRS but there are some exceptions.  For further details and a discussion of the main differences between Chilean Bank GAAP and IFRS, see to “Item 5.  Operating and Financial Review and Prospects—A. Accounting Standards Applied in 2014.”

This Annual Report contains our consolidated financial statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012 (the “Audited Consolidated Financial Statements”).  Such Audited Consolidated Financial Statements have been prepared in accordance with IFRS as issued by the IASB, and have been audited by Deloitte Auditores y Consultores Limitada, independent registered public accountants.  See page F-2 of the Audited Consolidated Financial Statements for the 2014 report prepared by Deloitte Auditores y Consultores Limitada. The Audited Consolidated Financial Statements have been prepared from accounting records maintained by the Bank and its subsidiaries.

The notes to the Audited Consolidated Financial Statements form an integral part of the Audited Consolidated Financial Statements and contain additional information and narrative descriptions or details of these financial statements.

We have formatted our financial information according to the classification format for banks in Chile for purposes of IFRS. We have not reclassified the line items to comply with Article 9 of Regulation S-X. Article 9 is a regulation of the SEC that contains formatting requirements for bank holding company financial statements.

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

For presentational purposes, we have translated millions of Chilean pesos (Ch$ million) into thousands of U.S. dollars (U.S.$ thousand) using the rate as indicated below under “Exchange Rates,” for the financial information included in this Annual Report. See “Note 1—Summary of Significant Accounting Principles—(e) Functional and presentation currency.”

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

Unless otherwise indicated, all U.S. dollar amounts at any year end, for any period have been translated from Chilean pesos based on the interbank market rate published by Reuters at 1:30 pm on the last business day of the period. On December 31, 2013 and 2014 the exchange rate in the Informal Exchange Market as published by Reuters at 1:30 pm on these days was Ch$524.20 and Ch$608.33 respectively, or 0.08% and 0.16% more, respectively, than the observed exchange rate published by the Central Bank for such date of Ch$523.76 and Ch$607.38, respectively, per U.S.$1.00.  The Federal Reserve Bank of New York does not report a noon buying rate for the Chilean peso. For more information on the observed exchange rate, see “Item 3. Key Information—A. Selected Financial Data—Exchange Rates” of the Annual Report.

As of December 31, 2013 and 2014, one UF was equivalent to Ch$ 23,309.56 and Ch$24,627.10, respectively. The U.S. dollar equivalent of one UF was U.S.$40.55 as of December 31, 2014, using the observed exchange rate reported by the Central Bank as of December 30, 2014 of Ch$ 607.38 per U.S.$1.00.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following table presents selected historical financial information for Santander-Chile as of the dates and for each of the periods indicated.  Financial information for Santander-Chile as of and for the years ended December 31, 2014, 2013, 2012, 2011, and 2010 has been derived from our audited consolidated financial statements prepared in accordance with IFRS. These consolidated financial statements differ in some respects from our locally filed financial statements at and for the years ended December 31, 2014, 2013, 2012, 2011, and 2010 prepared in accordance with Chilean Bank GAAP.

The following table should be read in conjunction with, and is qualified in its entirety by reference to, our Audited Consolidated Financial Statements appearing elsewhere in this Annual Report.

	As of and for the years ended December 31,
	2014	2014	2013	2012	2011	2010
	In U.S.$ thousands(1)	In Ch$ millions (2)
CONSOLIDATED STATEMENT OF INCOME DATA (IFRS)
Net interest income	2,165,115	1,317,104	1,076,762	1,042,734	972,300	939,719
Net fee and commission income	373,617	227,283	229,836	270,572	277,836	263,582
Financial transactions, net	185,039	112,565	124,437	82,299	94,197	95,988
Other operating income	10,759	6,545	88,155	13,105	18,749	43,608
Net operating profit before loan losses	2,734,530	1,663,497	1,519,190	1,408,710	1,363,082	1,342,897
Provision for loan losses	(583,405)	(354,903)	(371,462)	(403,692)	(316,137)	(253,915)
Net operating profit	2,151,125	1,308,594	1,147,728	1,005,018	1,046,945	1,088,982
Total operating expenses	(1,124,092)	(683,819)	(610,191)	(599,379)	(564,655)	(497,338)
Operating income	1,027,033	624,775	537,537	405,639	482,290	591,644
Income from investments in other companies	3,559	2,165	1,422	267	2,140	1,171
Income before tax	1,030,592	626,940	538,959	405,906	484,430	592,815
Income tax expense	(83,918)	(51,050)	(94,530)	(44,473)	(77,308)	(85,343)
Net income for the year	946,674	575,910	444,429	361,433	407,122	507,472
Net income for the period attributable to:
Equity holders of the Bank	936,844	569,910	442,294	356,808	402,191	505,393
Non-controlling interests	9,830	5,980	2,135	4,625	4,931	2,079
Net income attributable to Equity holders of the Bank per share	4.97	3.02	2.35	1.89	2.13	2.68
Net income attributable to Equity holders of the Bank per ADS (3)	1.99	1,208.00	938.83	757.37	2,217.48	2,786.48
Weighted-average shares outstanding (in millions)	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1
Weighted-average ADS outstanding (in millions) (3)	471.1	471.1	471.1	471.1	181.4	181.4

CONSOLIDATED STATEMENT OF FINANCIAL POSITION DATA (IFRS)
Cash and deposits in banks	2,644,762	1,608,888	1,571,810	1,250,414	2,793,701	1,762,198
Cash items in process of collection	873,495	531,373	604,077	520,267	276,454	374,368
Trading investments	1,273,675	774,815	287,567	338,287	409,763	379,670
Investments under resale agreements	-	-	17,469	6,993	12,928	170,985
Financial derivative contracts	4,483,690	2,727,563	1,494,018	1,293,212	1,601,896	1,624,378
Interbank loans, net	19,631	11,942	124,954	90,414	87,677	69,672
Loans and accounts receivable from customers, net	36,487,416	22,196,390	20,320,874	18,326,190	16,858,637	15,232,163
Available for sale investments	2,714,970	1,651,598	1,700,993	1,826,158	1,661,311	1,473,980
Investments in associates and other companies	29,448	17,914	9,681	7,614	8,728	7,275
Intangible assets	67,370	40,983	66,703	87,347	80,739	77,990
Property, plant, and equipment	347,773	211,561	180,215	162,214	153,059	154,985

	As of and for the years ended December 31,
	2014	2014	2013	2012	2011	2010
	In U.S.$ thousands(1)	In Ch$ millions (2)
Current taxes	3,684	2,241	1,643	10,227	37,253	12,499
Deferred taxes	447,319	272,118	227,285	181,875	136,521	100,470
Other assets	1,525,424	927,961	514,938	657,890	550,326	650,081
TOTAL ASSETS	50,918,657	30,975,347	27,122,227	24,759,102	24,668,993	22,090,714
Deposits and other demand liabilities	10,652,930	6,480,497	5,620,763	4,970,019	4,413,815	4,236,434
Cash items in process of being cleared	462,346	281,259	276,379	284,953	89,486	300,125
Obligations under repurchase agreements	644,594	392,126	208,972	304,117	544,381	294,725
Time deposits and other time liabilities	17,118,899	10,413,940	9,675,272	9,112,213	8,921,114	7,258,757
Financial derivative contracts	4,210,517	2,561,384	1,291,785	1,146,161	1,292,402	1,643,979
Interbank borrowings	2,024,561	1,231,601	1,682,377	1,438,003	1,920,092	1,584,057
Issued debt instruments	9,509,825	5,785,112	5,198,658	4,571,289	4,623,239	4,190,888
Other financial liabilities	337,194	205,125	189,781	192,611	176,599	166,289
Current taxes	1,771	1,077	50,242	525	1,498	1,293
Deferred taxes	12,544	7,631	26,753	9,544	5,315	5,441
Provisions	470,090	285,970	217,310	191,892	187,557	209,421
Other liabilities	1,075,990	654,557	311,479	341,274	398,977	261,328
TOTAL LIABILITIES	46,521,261	28,300,279	24,749,771	22,562,601	22,574,475	20,152,737
Capital	1,465,164	891,303	891,303	891,303	891,303	891,303
Reserves	2,149,756	1,307,761	1,130,991	975,460	802,528	51,539
Valuation adjustments	42,082	25,600	(5,964)	(3,781)	2,832	(5,180)
Retained earnings	686,011	417,321	327,622	299,254	364,054	968,506
Equity attributable to the Bank's shareholders	4,343,013	2,641,985	2,343,952	2,162,236	2,060,717	1,906,168
Non-controlling interest	54,383	33,083	28,504	34,265	33,801	31,809
TOTAL EQUITY	4,397,396	2,675,068	2,372,456	2,196,501	2,094,518	1,937,977
TOTAL LIABILITIES AND EQUITY	50,918,657	30,975,347	27,122,227	24,759,102	24,668,933	22,090,714

	As of and for the years ended December 31,
	2014	2013	2012	2011	2010
CONSOLIDATED RATIOS
(IFRS)
Profitability and performance:
Net interest margin (5)	4.9%	4.6%	4.8%	4.8%	5.4%
Return on average total assets (6)	1.8%	1.6%	1.4%	1.7%	2.4%
Return on average equity (7)	21.4%	18.9%	16.5%	20.4%	29.0%
Capital:
Average equity as a percentage of average total assets (8)	8.2%	8.7%	8.7%	8.3%	8.4%
Total liabilities as a multiple of equity (9)	10.6	10.4	10.3	10.8	10.4
Credit Quality:
Non-performing loans as a percentage of total loans (10)	2.8%	2.9%	3.2%	2.9%	2.7%
Allowance for loan losses as percentage of total loans	2.9%	2.9%	2.9%	2.8%	2.7%
Operating Ratios:
Operating expenses /operating revenue (11)	41.1%	40.2%	42.5%	41.4%	37.0%
Operating expenses /average total assets	2.1%	2.3%	2.4%	2.3%	2.2%

OTHER DATA
CPI Inflation Rate (12)	4.7%	3.0%	1.5%	4.4%	3.0%
Revaluation (devaluation) rate (Ch$/U.S.$) at year end (12)	16.0%	9.4%	(8.2%)	11.3%	(7.5%)
Number of employees at period end	11,478	11,516	11,713	11,566	11,001
Number of branches and offices at period end	474	493	504	499	504

(1)
Amounts stated in U.S. dollars at and for the year ended December 31, 2014 have been translated from Chilean pesos at the interbank market exchange rate of Ch$608.33 = U.S.$1.00 as of December 31, 2014 based on the interbank market rate published by Reuters at 1:30 pm on the last business day of the period.

(2)	Except per share data, percentages and ratios, share numbers, employee numbers and branch numbers.

(3)
On October 22, 2012 the Bank performed an ADR split:  for each old ADR, an ADR holder received 2.5975 new ADRs, and the ratio of ADS to shares became 1 ADS = 400 shares. For the years 2010-2011,1 ADS = 1,039 shares of common stock.

(4)	Total equity includes equity attributable to Equity holders of the Bank plus non-controlling interests.

(5)	Net interest income divided by average interest earning assets (as presented in “Item 5. Operating and Financial Review and Prospects— F. Selected Statistical Information”).

(6)	Net income for the year divided by average total assets (as presented in “Item 5. Operating and Financial Review and Prospects— F. Selected Statistical Information”).

(7)	Net income for the year divided by average equity (as presented in “Item 5. Operating and Financial Review and Prospects—F. Selected Statistical Information”).

(8)	This ratio is calculated using total average equity (as presented in “Item 5. Operating and Financial Review and Prospects—F. Selected Statistical Information”) including non-controlling interest.

(9)	Total liabilities divided by equity.

(10)	Non-performing loans include the aggregate unpaid principal and accrued but unpaid interest on all loans with at least one installment over 90 days past-due.

(11)
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

(12)	Based on information published by the Central Bank.

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

Purchases and sales of foreign currencies may be legally carried out in the Informal Exchange Market. The Informal Exchange Market reflects transactions carried out at informal exchange rates by entities not expressly authorized to operate in the Formal Exchange Market. There are no limits imposed on the extent to which the rate of exchange in the Informal Exchange Market can fluctuate above or below the Observed Exchange Rate. In recent years, the variation between the Observed Exchange Rate and the Informal Exchange Rate has not been significant. On December 31, 2013 and 2014 the exchange rate in the Informal Exchange Market as published by Reuters at 1:30 pm on these days was Ch$524.20 and Ch$608.33 respectively, or 0.08% and 0.16% more, respectively, than the Central Bank’s published observed exchange rate for such date of Ch$523.76 and Ch$607.38, respectively, per U.S.$1.00.

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

	Daily Observed Exchange Rate Ch$ Per U.S.$(1)
Year	Low(2)	High(2)	Average(3)	Period End

2010	468.37	549.17	510.38	468.37
2011	455.91	533.74	483.36	521.46
2012	469.65	519.69	494.99	478.60
2013	466.50	533.95	495.09	523.76
2014	524.61	621.41	570.01	607.38

	Daily Observed Exchange Rate Ch$ Per U.S.$(1)
Month	Low(2)	High(2)	Average(3)	Period End
October 2014	576.65	599.22	589.98	576.65
November 2014	576.50	600.37	592.46	598.94
December 2014	605.46	621.41	612.92	607.38
January 2015	606.75	629.09	620.91	626.48
February 2015	616.86	632.19	623.62	617.67
March 2015	617.38	642.18	628.50	626.87
April 2015	606.39	626.58	614.73	606.82
May 2015 (through May 11)	605.77	614.48	610.48	605.77

Source: Central Bank.

(1)	Nominal figures.

(2)	Exchange rates are the actual low and high, on a day-by-day basis for each period.

(3)	The average of monthly average rates during the year.

Dividends

Under the current General Banking Law, a Chilean bank may only pay a single dividend per year (i.e., interim dividends are not permitted). Santander-Chile’s annual dividend is proposed by its Board of Directors and is approved by the shareholders at the annual ordinary shareholders’ meeting held the year following that in which the dividend is generated. For example, the 2014 dividend must be proposed and approved during the first four months of 2015. Following shareholder approval, the proposed dividend is declared and paid. Historically, the dividend for a particular year has been declared and paid no later than one month following the shareholders’ meeting. Dividends are paid to shareholders of record on the fifth day preceding the date set for payment of the dividend. The applicable record dates for the payment of dividends to holders of ADSs will, to the extent practicable, be the same.

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

The following table presents dividends declared and paid by us in nominal terms in the past four years:

Year	Dividend Ch$ mn (1)	Per share Ch$/share (2)	Per ADR Ch$/ADR (3)	% over earnings (4)	% over earnings (5)
2011	286,294	1.52	1,578.48	60	57
2012	261,051	1.39	1,439.10	60	65
2013	232,780	1.24	494.10	60	65
2014	265,156	1.41	562.83	60	60
2015(6)	330,198	1.75	700.89	60	58

(1)	Millions of nominal pesos.

(2)	Calculated on the basis of 188,446 million shares.

(3)	Calculated on the basis of 1,039 shares per ADS for the periods for 2011 and 2012. For 2013, 2014 and 2015, it is calculated on the basis of 400 shares per ADS.

(4)	Calculated by dividing dividend paid in the year by net income attributable to shareholders for the previous year under Chilean GAAP.

(5)	Calculated by dividing dividend paid in the year by net income attributable to shareholders for the previous year under IFRS.

(6)	Dividend proposed by the Board for shareholders’ approval on April 28, 2015.

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

In the recent past, financial systems worldwide have experienced difficult credit and liquidity conditions and disruptions leading to less liquidity, greater volatility, general widening of spreads and, in some cases, lack of price transparency on interbank lending rates. Global economic conditions deteriorated significantly between 2007 and 2009, and many countries fell into recession.  Although macroeconomic conditions have slightly improved in the past three years, global imbalances and risks remain. Many major financial institutions, including some of the world’s largest global commercial banks, investment banks, mortgage lenders, mortgage guarantors and insurance companies experienced, and some continue to experience, significant difficulties. Around the world, there have also been runs on deposits at several financial institutions, numerous institutions have sought additional capital or have been assisted by governments, and many lenders and institutional investors have reduced or ceased providing funding to borrowers (including to other financial institutions).

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

In particular, we may face, among others, the following economic risks:

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

Credit, market and liquidity risk may have an adverse effect on our credit ratings and our cost of funds. Any downgrading in Chile’s, our controlling shareholders or our credit rating would likely increase our cost of funding, require us to post additional collateral or take other actions under some of our derivative contracts and adversely affect our interest margins and results of operations.

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

In addition, our ratings may be adversely affected by any downgrade in the ratings of our parent company, Santander Spain. The long-term debt of Santander Spain is currently rated investment grade by the major rating agencies—Baa1 by Moody’s Investors Service España, S.A., (“Moody’s”) BBB+ by Standard & Poor’s Ratings Services (“S&P”) and A- by Fitch Ratings Ltd. (“Fitch”)—all of which have a stable outlook due to the gradual economic improvement in Spain.

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

Our strong position in the credit card market is in part due to our credit card co-branding agreement with Chile’s largest airline. This agreement expires in August 2020 and no assurance can be given that it will be renewed, which may materially and adversely affect our results of operations and financial condition in the credit card business.

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

In the recent past, financial markets have been subject to significant stress resulting in steep falls in perceived or actual financial asset values, particularly due to volatility in global financial markets and the resulting widening of credit spreads. We have material exposures to securities and other investments that are recorded at fair value and are therefore exposed to potential negative fair value adjustments. Asset valuations in future periods, reflecting then-

prevailing market conditions, may result in negative changes in the fair values of our financial assets and these may also translate into increased impairments. In addition, the value ultimately realized by us on disposal may be lower than the current fair value. Any of these factors could require us to record negative fair value adjustments, which may have a material adverse effect on our operating results, financial condition or prospects.

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

As of December 31, 2014, our non-performing loans were Ch$644,327 million, and the ratio of our non-performing loans to total loans was 2.81%. As of December 31, 2014, our allowance for loan losses was Ch$684,317  million, and the ratio of our allowance for loan losses to total loans was 2.99%. For additional information on our asset quality, see “Item 5. Operating and Financial Review and Prospects— F. Selected Statistical Information–Classification of Loan Portfolio Based on the Borrower’s Payment Performance.”

Our current allowance for loan losses may not be adequate to cover an increase in the amount of non-performing loans or any future deterioration in the overall credit quality of our total loan portfolio. Our allowance for loan losses is based on our current assessment of and expectations concerning various factors affecting us, including the quality of our loan portfolio. These factors include, among other things, our borrowers’ financial condition, repayment abilities and repayment intentions, the realizable value of any collateral, the prospects for support from any guarantor, Chile’s economy, government macroeconomic policies, interest rates and the legal and regulatory environment. As the recent global financial crisis has demonstrated, many of these factors are beyond our control. In addition, as these factors evolve, the models we use to determine the appropriate level of allowance for loan losses and other assets require recalibration, which can lead to increased provision expense. See “Item 5. Operating and Financial Review and Prospects—C. Operating Results–Results of Operations for the Years ended December 31, 2014, 2013 and 2012—Provision for loan losses, net of recoveries.”

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

The further expansion of our loan portfolio (particularly in the consumer, small- and mid-sized companies and real estate segments) can be expected to expose us to a higher level of loan losses and require us to establish higher levels of provisions for loan losses. See “Note 8—Interbank Loans” and “Note 9—Loans and Accounts Receivables from Customers” in our Audited Consolidated Financial Statements for a description and presentation of our loan portfolio as well as “Item 5-Selected Statistical Information—Loan Portfolio.”

A substantial number of our customers consist of individuals (51.7% of the value of the total loan portfolio as of December 31, 2014, if interbank loans are included) and, to a lesser extent, small- and mid-sized companies (those with annual revenues of less than U.S.$2.0 million), which comprised approximately 14.7% of the value of the total loan portfolio as of December 31, 2014. As part of our business strategy, we seek to increase lending and other services to small companies and individuals. Small companies and lower- to middle-income individuals are, however, more likely to be adversely affected by downturns in the Chilean economy than large corporations and higher-income individuals. In addition, as of December 31, 2014, our residential mortgage loan portfolio totaled Ch$6,632,031 million, representing 28.9% of our total loans. See “Note 9—Loans and Accounts Receivables from Customers” in our Audited Consolidated Financial Statements for a description and presentation of our residential mortgage loan portfolio. If the economy and real estate market in Chile experience a significant downturn, this could materially adversely affect the liquidity, businesses and financial conditions of our customers, which may in turn cause us to experience higher levels of past-due loans, thereby resulting in higher provisions for loan losses and subsequent charge-offs. This may materially and adversely affect our asset quality, results of operations and financial condition.

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

The performance of financial markets may cause changes in the value of our investment and trading portfolios. The volatility of world equity markets due to the continued economic uncertainty and sovereign debt crisis has had a particularly strong impact on the financial sector. Continued volatility may affect the value of our investments in entities in this sector and, depending on their fair value and future recovery expectations could become a permanent impairment which would be subject to write-offs against our results. To the extent any of these risks materialize, our net interest income or the market value of our assets and liabilities could be materially adversely affected.

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

If wholesale markets financing ceases to become available, or becomes excessively expensive, we may be forced to raise the rates we pay on deposits, with a view to attracting more customers, and/or to sell assets, potentially at depressed prices. The persistence or worsening of these adverse market conditions or an increase in base interest rates could have a material adverse effect on our ability to access liquidity and cost of funding.

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

We anticipate that our customers will continue, in the near future, to make short-term deposits (particularly demand deposits and short-term time deposits), and we intend to maintain our emphasis on the use of banking deposits as a source of funds. As of December 31, 2014, 98.9% of our customer deposits had remaining maturities of one year or less, or were payable on demand. A significant portion of our assets have longer maturities, resulting in a mismatch between the maturities of liabilities and the maturities of assets.  Historically, one of our principal sources of funds has been time deposits. Time deposits represented 33.6% and 35.7% of our total liabilities and equity as of December 31, 2014 and 2013, respectively. The Chilean time deposit market is concentrated given the importance in size of various large institutional investors such as pension funds and corporations relative to the total size of the economy. As of December 31, 2014, the Bank’s top 20 time deposits represented 28.3% of total time deposits, or 10.3% of total liabilities and equity, and totaled U.S.$4.8 billion. No assurance can be given that future economic stability in the Chilean market will not negatively affect our ability to continue funding our business or to maintain our current levels of funding without incurring increased funding costs, a reduction in the term of funding instruments or the liquidation of certain assets. If this were to happen, we could be materially adversely affected.

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

Chilean banks are required by the General Banking Law to maintain regulatory capital of at least 8% of risk-weighted assets, net of required loan loss allowance and deductions, and paid-in capital and reserves (“basic capital”) of at least 3% of total assets, net of required loan loss allowances. As we are the result of the merger between two predecessors with a relevant market share in the Chilean market, we are currently required to maintain a minimum regulatory capital to risk-weighted assets ratio of 11%. As of December 31, 2014, the ratio of our regulatory capital to risk-weighted assets, net of loan loss allowance and deductions, was 14.00%. Certain developments could affect our ability to continue to satisfy the current capital adequacy requirements applicable to us, including:

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

Chilean banks are gradually being required to adopt the guidelines set forth under the Basel III Capital Accord with adjustments incorporated by the SBIF once these changes are approved by the Chilean Congress in 2015 or

2016. Following this approval, Chilean banks will most likely have to fully comply with Basel III requirements by 2018 or 2019. This could result in a different level of minimum capital required to be maintained by us. According to initial estimates of the impact of market risk on regulatory capital, published by the SBIF for informational purposes only, our ratio of regulatory capital to risk-weighted assets, net of loan loss allowance and deductions, including an initial estimate of the adjustments for market risk was 12.54% as of December 31, 2014. No assurance can be given that the adoption of the Basel III capital requirements will not have a material impact on our capitalization ratio.

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

The SBIF and the Central Bank published new liquidity standards in 2015 and ratios that must be implemented and calculated by all banks. These will eventually replace the current regulatory limits imposed by the SBIF and the Central Bank described above. These new liquidity standards are in line with those established in Basel III. The most important liquidity ratios that will eventually be adopted by Chilean banks are:

•
Liability concentration per institutional and wholesale counterparty. Banks will have to calculate the percentage of their liabilities coming from institutional and wholesale counterparties, including ratios regarding renovation, renewals, restructurings, maturity and product concentration of these counterparties.

•	Liquidity coverage ratio (LCR), which measures the percentage of liquid Assets over net cash outflows. The new guidelines also define liquid assets and the formulas for calculating net cash outflows.

•	Net Stable Funding Ratio (NSFR) which will measure a bank’s available stable funding relative to its required stable funding. Both concepts are also defined in the new regulations.

Beginning on August 1, 2015, banks must report these ratios to the Central Bank and the SBIF. The evolution of these indicators will be monitored for a 12 month period and adjustments to the required ratios could be made. The final limits and results should begin to be published in the second half of 2016. The initial limits banks must meet to meet in order to comply with these new ratios have not been published yet.  For this reason, we cannot yet determine the effect that the implementation of these models will have on our business. Such effect could be material and adverse if it materially increases the liquidity we are required to maintain.

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

Chilean regulations impose a series of restrictions on how Chilean pension fund management companies (Administradora de Fondos de Pensión, or “AFPs”) may allocate their assets. In the particular case of financial issuers’ there are three restrictions, each involving different assets and different limits determined by the amount of assets in each fund and the market and book value of the issuer’s equity. As a consequence, limits vary within funds of AFPs and issuers. As of December 31, 2014, the AFP system had US$3,465 million invested in the Bank via equity, deposits and fixed income. According to the latest information published in November 2014, the AFPs still had the possibility of being able to invest another 7.0% of their assets in deposits and fixed income securities of the Bank and 0.43% in equity of the Bank, or US$12,553 million in total of the AFPs’ assets under management at that time. If the exposure of any AFP to Santander-Chile exceeds the regulatory limits, we would need to seek alternative sources of funding, which could be more expensive and, as a consequence, may have a material adverse effect on our financial condition and results of operations.

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

If the judgment, estimates and assumptions we use in preparing our tax returns are subsequently found to be incorrect, there could be a material effect on our results of operations.

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

Chilean law applicable to public companies and financial groups and institutions, as well as our bylaws, provide for several procedures designed to ensure that the transactions entered into with or among our financial subsidiaries do not deviate from prevailing market conditions for those types of transactions, including the requirement that our board of directors approve such transactions. Furthermore, all significant related party transactions must be approved by the Audit Committee and the Board. These significant transactions are also reported in our annual shareholders meeting. Please see note 34 of our financial statements and “Item 7. Major Shareholders and Related Party Transactions.”

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

We take protective measures and continuously monitor and develop our systems to protect our technology infrastructure and data from misappropriation or corruption, but our systems, software and networks nevertheless may be vulnerable to unauthorized access, misuse, computer viruses or other malicious code and other events that could have a security impact.  An interception, misuse or mishandling of personal, confidential or proprietary information sent to or received from a client, vendor, service provider, counterparty or third party could result in legal liability, regulatory action and reputational harm. There can be no assurance that we will not suffer material losses from operational risk in the future, including relating to cyber-attacks or other such security breaches.  Further, as cyber-attacks continue to evolve, we may incur significant costs in its attempt to modify or enhance our protective measures or investigate or remediate any vulnerability. Any material disruption or slowdown of our systems could cause information, including data related to customer requests, to be lost or to be delivered to our clients with delays or errors, which could reduce demand for our services and products and could materially and adversely affect us.

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

We could suffer significant reputational harm if we fail to properly identify and manage potential conflicts of interest. Management of potential conflicts of interest has become increasingly complex as we expand our business activities through more numerous transactions, obligations and interests with and among our clients. The failure to adequately address or the perceived failure to adequately address, conflicts of interest could affect the willingness of clients to deal with us, or give rise to litigation or enforcement actions against us. Therefore, there can be no assurance that conflicts of interest will not arise in the future that could cause material harm to us.

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

We may not be able to detect or prevent money laundering and other financial crime activities fully or on a timely basis, which could expose us to additional liability and could have a material adverse effect on us.

We are required to comply with applicable anti-money laundering (“AML”), anti-terrorism, sanctions and other laws and regulations in the jurisdictions in which we operate. These laws and regulations require us, among other things, to conduct full customer due diligence regarding sanctions and politically-exposed person screening, keep our customer, account and transaction information up to date and have implemented effective financial crime policies and procedures detailing what is required from those responsible. Our requirements also include AML training for our employees, reporting suspicious transactions and activity to appropriate law enforcement following full investigation by our AML team.

Financial crime has become the subject of enhanced regulatory scrutiny and supervision by regulators globally. AML sanctions, laws and regulations are increasingly complex and detailed and have become the subject of enhanced regulatory supervision, requiring improved systems, sophisticated monitoring and skilled compliance personnel.

We have developed policies and procedures aimed at detecting and preventing the use of our banking network for money laundering and other financial crime related activities. These require implementation and embedding within our business effective controls and monitoring, which in turn require on-going changes to systems and operational activities. Financial crime is continually evolving and subject to increasingly stringent regulatory oversight and focus. This requires proactive and adaptable responses from us so that we are able to effectively deter threats and criminality. Even known threats can never be fully eliminated, and there will be instances where we may be used by other parties to engage in money laundering and other illegal or improper activities. In addition, we rely heavily on our employees to assist us by spotting such activities and reporting them, and our employees have varying degrees of experience in recognizing criminal tactics and understanding the level of sophistication of criminal organizations. Where we outsource any of our customer due diligence, customer screening or anti financial crime operations, we remain responsible and accountable for full compliance and any breaches. If we are unable to apply the necessary scrutiny and oversight, there remains a risk of regulatory breach.

If we are unable to fully comply with applicable laws, regulations and expectations, our regulators and relevant law enforcement agencies have the ability and authority to impose significant fines and other penalties on us, including requiring a complete review of our business systems, day-to-day supervision by external consultants and ultimately the revocation of our banking license.

The reputational damage to our business and global brand would be severe if we were found to have breached AML or sanctions requirements. Our reputation could also suffer if we are unable to protect our customers or our business from being used by criminals for illegal or improper purposes.

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

Any such risks could have a material adverse effect on our operating results, financial condition and prospects.

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

We are from time to time subject to certain claims and parties to certain legal proceedings incidental to the normal course of our business, including in connection with conflicts of interest, lending activities, relationships with our employees and other commercial or tax matters. In view of the inherent difficulty of predicting the outcome of legal matters, particularly where the claimants seek very large or indeterminate damages, or where the cases present novel legal theories, involve a large number of parties or are in the early stages of discovery, we cannot state with confidence what the eventual outcome of these pending matters will be or what the eventual loss, fines or penalties related to each pending matter may be. We believe that we have made adequate reserves related to the costs anticipated to be incurred in connection with these various claims and legal proceedings. See note 20 of our Consolidated Financial Statements. However, the amount of these provisions is substantially less than the total amount of the claims asserted against us and in light of the uncertainties involved in such claims and proceedings, there is no assurance that the ultimate resolution of these matters will not significantly exceed the reserves currently accrued by us. As a result, the outcome of a particular matter may be material to our operating results for a particular period, depending upon, among other factors, the size of the loss or liability imposed and our level of income for that period.

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

Large-denominations of funding from time deposits from institutional investors may, under some circumstances, be a less stable source of funding than savings and bonds, such as during periods of significant changes in market interest rates for these types of deposit products and any resulting increased competition for such funds. As of December 31, 2014 short-term funding from institutional investors totaled US$3.1 billion or 6.7% of total liabilities and equity. The liquidity crisis triggered by the U.S. subprime market impacted global markets and affected sources of funding, including time deposits. Although our results of operations and financial position have not suffered a significant impact as a consequence of the recent credit market instability in the U.S., future market instability in the U.S. or in European markets, specifically the Spanish market, may negatively affect our ability to continue funding our business or maintain our current levels of funding without incurring higher funding costs or having to liquidate certain assets.

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

The Chilean Government enacted in 2014 a reform to the tax and other assessment regimes to which we are subject in order to finance greater expenditure in education. The most important changes approved were:

1.	The statutory corporate tax rate increased from 20% to 21% in 2014 and 22.5% in 2015.

2.
By the end of 2016, national pensions that are Chilean taxpayers must opt between two new tax systems for a period of five years. In one called sistema de renta atribuida (SRA, or attributable income system) the statutory income tax rate will rise to 24% in 2016 and 25% in 2017 and onward with personal taxes paid on an accrued basis.

3.
In the other system called sistema integrado parcial (SIP or partially integrated system), the statutory tax rate will rise to 25.5% in 2016 and 27% in 2017 and onward with personal taxes paid on a dividend basis, therefore retaining some benefits for shareholders of companies that reinvest profits.

4.
The Taxable Profits Fund (FUT), a mechanism that gives shareholders tax exemptions on reinvested profits, will be eliminated in fiscal 2018. After that, shareholders will have to pay taxes on their total profit under one of the two systems described above.

5.	Decree-Law 600, which gives foreign investors certain tax and other guarantees, will be replaced by a new law, yet to be designed.

6.	The maximum personal income tax rate will be reduced from 40% to 35%, starting in 2018.

7.	Increase in stamp tax from 0.45% to 0.8%.

8.	Decree Law 600 to be eliminated by 2016, which could adversely affect foreign investment.

9.	Lowering of VAT exemption for construction of houses up to 2,000 UF to UF225 per dwelling.

10.	Charge VAT tax on real estate transactions beginning in 2016. VAT tax is 20% in Chile.

11.	Extension of certain tax benefits and simplified accounting for companies with annual sales lower than 50,000 UF.

12.	Withholding tax on dividends paid to ADR holders remains unchanged at 35% with the statutory corporate tax rate paid by the company still available as credit to the withholding tax.

We cannot predict at this time if these reforms will have a material impact on our business or clients or if further tax reforms will be implemented in the future. Banco Santander Chile’s effective corporate tax rate should rise in the future, which may have an adverse impact on our results of operations. Please see “Item 10-Additional information-E. Taxation” for more information regarding the impacts of this tax reform on ADR holders. This may have an adverse effect on the growth rate of mortgage loans and could slow down the rate of economic growth if tax receipts are not spent efficiently or for their intended purposes.

Our growth, asset quality and profitability may be adversely affected by macroeconomic and political conditions in Chile.

A substantial amount of our loans is to borrowers doing business in Chile. Chile’s economy has experienced significant volatility in recent decades, characterized, in some cases, by slow or regressive growth, declining investment and hyperinflation. This volatility resulted in fluctuations in the levels of deposits and in the relative economic strength of various segments of the economies to which we lend. The Chilean economy may not continue to grow at similar rates as in the past or future developments may negatively affect Chile’s overall levels of economic activity.

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

We are exposed to risks related to the weakness and volatility of the economic and political situation in Asia, the United States, Europe (including Spain, where Santander Spain, our controlling shareholder, is based), Brazil, Argentina and other nations.  Even though the world economy and the financial and capital markets have been recovering from the 2008 crisis throughout 2010 and early 2011, the conditions of the global markets again deteriorated in 2011 and continued through 2012. European countries encountered serious fiscal problems, including high debt levels that impaired growth and increased the risk of sovereign default. Also in 2011, the United States faced fiscal difficulties, which culminated in the downgrade of the U.S. long-term sovereign credit rating by S&P.

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

If these nations’ economic conditions deteriorate, the economy in Chile, as both a neighboring country and a trading partner, could also be affected and could experience slower growth than in recent years, with possible adverse impact on our borrowers and counterparties. If this were to occur, we would potentially need to increase our allowances for loan losses, thus affecting our financial results, our results of operations and the price of our securities. As of December 31, 2014, approximately 3.4% of our assets were held abroad. There can be no assurance that the ongoing effects of the global financial crisis will not negatively impact growth, consumption, unemployment, investment and the price of exports in Chile. Crises and political uncertainties in other Latin American countries could also have an adverse effect on Chile, the price of our securities or our business.

Chile has considerable economic ties with China. In 2014, 24.4% of Chile’s exports went to China, mainly copper. China’s economy has grown at a strong pace in recent times, but a slowdown in economic activity in China may affect Chile’s GDP and export growth as well as the price of copper, which is Chile’s main export.

Chile is also involved in an international litigation with Bolivia regarding maritime borders. We cannot assure you that crises and political uncertainty in other Latin American countries will not have an adverse effect on Chile, the price of our securities or our business.

Fluctuations in the rate of inflation may affect our results of operations.

High levels of inflation in Chile could adversely affect the Chilean economy and have an adverse effect on our business, financial condition and results of operations. Extended periods of deflation could also have an adverse effect on our business, financial condition and results of operations. In 2009, Chile experienced deflation of 1.4% as the global economy contracted. In 2014, CPI inflation was 4.4% compared to 1.8% in 2013.

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

Year	Exchange rate (Ch$) at year end	Devaluation (Appreciation) (%)
2010	468.37	(7.5)
2011	521.46	11.3
2012	478.60	(8.2)
2013	523.76	9.4
2014	607.38	16.0
2015 (until May 12, 2015)	606.92	(0.1)

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

On November 20, 2013, the Chilean Congress approved new legislation to reduce the maximum rates that can be charged on loans. This new legislation is aimed at loans of less than UF 200 (U.S.$8,097) and with a term of more than 90 days, and thus includes consumer loans in installments, lines of credit and credit card lines. Previously, the maximum interest rate for loans of less than UF 200 and with a term of more than 90 days was calculated as the average rate of all transactions undertaken within the banking industry over the previous month of loans of less than UF 200 and with a term of more than 90 days, multiplied by a factor of 1.5. The average and maximum rates are published daily by the SBIF. On December 13, 2013, the SBIF published the new maximum rates for loans between UF 0 and UF 50 (US$2,024).  The new maximum rate was 47.91%, compared to 53.85% as of September 30, 2013. Throughout 2014, further reductions were gradually implemented. The objective is to lower  the maximum rate to a level equal to the average interest rate for loans between UF 200 (US$8,097) to UF 5,000 (US$202,416) plus 21%, unless the flow of new loans in the industry decreases by 10%-20%, in which case the reduction will be partially or completely suspended until the next period. As of December 31, 2014, the maximum rate for loans between UF 0 and UF 50 (US$2,024) was 38.63%.  We estimate that by year-end 2015 the maximum rate will reach the 37% level the authorities are seeking for loans of this size.

On December 13, 2013, the SBIF published the new maximum rates for loans between UF 50 (US$2,024) and UF 200 (US$8,097).  The new maximum rate was 45.91%, compared to 53.85% as of September 30, 2013. Throughout 2014, further reductions were gradually implemented. The objective is to lower  the maximum rate to a level equal to the average interest rate for loans between UF 200 (US$8,097) to UF 5,000 (US$202,416) plus 14%, unless the flow of new loans in the industry decreases by 10%-20%, in which case the reduction will be partially or completely suspended until the next period. We estimate that it will take an additional 14 months for the maximum rate to reach the 31% level the authorities are seeking for loans of this size. As of December 31, 2014, the maximum rate for loans between UF 50 and UF 200 (US$8,097) was 36.63%.

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

In July 2012, new regulations regarding the selling of mandatory insurance for loans introduced that will increase competition and that could lower our fees from collecting these premiums. This had a negative impact on fees in 2013 in an amount we estimated to be approximately Ch$6 billion. In 2014, we again auctioned our mortgage P&L insurance provider and prices fell once more. This had an impact of Ch$6.8 billion in 2014.

We estimate that in 2015, maximum rate regulation and regulation on fees could affect our income by Ch$89 billion. This estimate is only preliminary, as it is difficult to estimate the speed of implementation of the reduction and the effect on loan volumes

In line with the future adoption of Basel III regulations in Chile, the SBIF has recently proposed to increase the minimum regulatory capital ratio from 8% to 10%, which would require an amendment to the General Banking Law. Although we currently have a regulatory capital ratio of 14.0% as of December 31, 2014, this change could require us to inject additional capital to our business in the future. According to initial estimates of the impact of market risk on regulatory capital, published for informational purposes only by the SBIF, our ratio of regulatory capital to risk-weighted assets, net of loan loss allowance and deductions, including an initial estimate of the adjustments for market risk was 12.54% as of December 31, 2014.  No assurance can be given that these changes will not have a material impact on our capitalization ratio.

A change in labor laws in Chile or a worsening of labor relations in the Bank could impact our business.

As of December 31, 2014 on a consolidated basis, we had 11,478 employees, of which 72.1% were unionized. In March 2014, a new collective bargaining agreement was signed with the main unions, which became effective on January 1, 2014, and which will expire on December 31, 2018. We generally apply the terms of our collective bargaining agreement to unionized and non-unionized employees. We have traditionally had good relations with our employees and their unions, but we cannot assure you that in the future, a strengthening of cross-industry labor movements will not materially and adversely affect our business, financial condition or results of operations.

Congress is currently discussing a new labor law which should be passed in 2015.  The main points included in this law are:

•	Expands the scope of collective bargaining. Currently some groups of workers are excluded from the collective bargaining process.

•	Gives union has sole collective bargaining rights. The ability of non-union groups to negotiate a collective bargaining agreement is eliminated.

•	Expands workers ability to switch unions and gives workers the same rights under a collective bargaining agreement if they affiliate themselves post-negotiations.

•	Expand the right to greater information of unions including the wages of each worker included in a collective bargaining agreement.

•	Simplifies the standard collective bargaining process.

•	Collective bargaining agreements must last maximum three years instead of four.

•	Eliminate the ability of the employer to replace workers on strike and establishes minimum service guidelines that workers must respect.

•	Establishes the current collective bargaining agreement as the bargaining floor for future collective bargaining agreements.

•	Amplifies the matters that can be negotiated in collective bargaining.

•	Greater hours for training of union representatives.

•	Strengthen the participation of women in unions.

The Bank currently has a high unionization level and good labor relations. At this time, we are unable to estimate the impact these new regulations will have on labor relations and costs. The current project may also suffer additional modification will being discussed in Congress.

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

In December 2012, primarily in response to the requirements of the European Banking Authority, the Bank of Spain and regulators in various jurisdictions, Santander Spain adopted a corporate governance framework (Marco de Gobierno Interno del Grupo Santander). The purpose of the framework is to organize and standardize the corporate governance practices of Santander Spain and its most significant subsidiaries, including us.  (Our Board of Directors approved the adoption of this corporate governance framework in July 2013,) subject to certain overarching principles, such as the precedence of applicable laws and regulations over the framework to the extent they are in conflict. See “Item 16G. Corporate Governance.” Our adoption of this framework may increase Santander Spain’s control over us.

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

Our ADSs are listed and traded on the NYSE. Our common stock is listed and traded on the Santiago Stock Exchange, the Chile Electronic Stock Exchange and the Valparaiso Stock Exchange, which we refer to collectively as the Chilean Stock Exchanges, although the trading market for the common stock is small by international standards. At December 31, 2014, we had 188,446,126,794 shares of common stock outstanding. The Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. According to Article 14 of the Ley de Mercado de Valores, Ley No. 18,045, or the Chilean Securities Market Law, the Superintendencia de Valores y Seguros, or the Superintendency of Securities and Insurance, may suspend the offer, quotation or trading of shares of any company listed on one or more Chilean Stock Exchanges for up to 30 days if, in its opinion, such suspension is necessary to protect investors or is justified for reasons of public interest. Such suspension may be extended for up to 120 days. If, at the expiration of the extension, the circumstances giving rise to the original suspension have not changed, the Superintendency of Securities and Insurance will then cancel the relevant listing in the registry of securities. In addition, the Santiago Stock Exchange may inquire as to any movement in the price of any securities in excess of 10% and suspend trading in such securities for a day if it deems necessary.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Overview

We are the largest bank in Chile in terms of total assets and equity. As of December 31, 2014, we had total assets of Ch$ 30,975,347 million (U.S.$50,919 million), outstanding loans and interbank loans, net of allowances for loan losses of Ch$22,196,390 (U.S.$36,487million), total deposits of Ch$16,894,437 million (U.S.$27,772 million) and equity of Ch$ 2,675,068 million (U.S.$4,397 million). As of December 31, 2014, we employed 11,478 people and had the largest private branch network in Chile, with 474 branches. Our headquarters are located in Santiago and we operate in every major region of Chile.

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

The chart below sets forth the names and areas of responsibility of our senior managers as of April 2015.

C. Business Overview

We have 474 total branches, 273 of which are operated under the Santander brand name, with the remaining branches under certain specialty brand names, including 67 under the Santander Banefe brand name, 51 under the Select brand name, 5 specialized branches for the Middle Market, and 78 as auxiliary and payment centers. We provide a full range of financial services to corporate and individual customers. We divide our clients into the following groups: (i) Individuals and Small and mid-sized, (ii) Companies and Institutions, (iii) Global Banking and Markets and (iv) Corporate Activities (“Other”).

We have the following operating segments within each group:

(i) Individuals and Small and mid-sized (“SMEs”)

•
Santander Banefe serves individuals with monthly incomes from Ch$150,000 pesos (US$247) to Ch$400,000 pesos (US$658). This operating segment provides customers with a variety of services, including consumer loans, credit cards, auto loans, mortgage loans, debit cards, savings products, mutual funds and insurance brokerage.

•
Commercial Banking serves individuals with monthly incomes over Ch$400,000 pesos (US$658). This operating segment provides customers with a variety of services, including consumer loans, credit cards, auto loans, commercial loans, foreign exchange, mortgage loans, debit cards, checking accounts, savings products, mutual funds, stock brokerage and insurance brokerage.

•
SMEs serves companies with annual sales less than Ch$1,200 million (US$2.0 million). This operating segment provides customers with a variety of products and services, including commercial loans, government-guaranteed loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, savings products, mutual funds and insurance brokerage.

(ii) Companies and Institutions

•
Middle Market serves companies with annual sales in excess of Ch$1,200 million (US$2.0 million) but not more than Ch$10,000 million (US$16.4 million) are included in this segment. The companies within this operating segment have access to many products including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, savings products, mutual funds and insurance brokerage

•
Real Estate includes companies in the real estate industry who sell properties to third parties and have annual sales exceeding Ch$800 million (US$1.3 million). These clients are offered not only traditional banking services but also specialized assistance in financing projects, chiefly residential, with the aim of expanding sales of mortgage loans.

•
Large Corporations is made up of  companies with annual sales exceeding Ch$10,000 million (US$16.4 million). The companies within this segment have access to many products including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, investment, savings products, mutual funds, and insurance.

•
Institutions serves  institutions such as universities and local and regional governments. The institutions within this segment have access to many products including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, savings products, mutual funds and insurance.

(iii) Global Banking and Markets

•
Corporate consists of foreign and domestic multinational companies with sales over Ch$10,000 million. The companies within this segment have access to many products including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, investments, savings products, mutual funds and insurance brokerage.

•
Treasury provides sophisticated financial products, mainly to companies in the Wholesale Banking area and the Companies segment.  These include products such as short-term financing and fund raising, brokerage services, derivatives, securitization and other tailor-made products. Treasury may broker transactions and also manages the Bank’s investment portfolio.

(iv)  Corporate Activities (“Other”)

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

The segments’ accounting policies are those described in the summary of accounting policies. The Bank earns most of its income in the form of interest income, fee and commission income and income from financial operations.  To evaluate a segment’s financial performance and make decisions regarding the resources to be assigned to segments, the Chief Operating Decision Maker (CODM) bases his assessment on the segment's interest income, fee and commission income, and expenses.

The table below sets forth our lines of business and certain statistical information relating to each of them for the year ended December 31, 2014. Please see “Note 3—Business Segments” to our Audited Consolidated Financial Statements for details of revenue by business segment in the last three years.

	As of December 31, 2014
	Loans and accounts receivable from customers (1)	Net interest income	Net fee and commission income	Financial transactions, net (2)	Provision for loan losses	Support expenses(3)	Segment’s net contribution
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Individuals and SMEs
Santander Banefe	752,267	91,979	21,257	1,352	(46,410)	(44,657)	23,521
Commercial Banking	11,083,815	519,541	128,891	10,577	(119,886)	(350,964)	188,159
Small and mid-sized (SMEs)	3,354,840	269,483	47,011	6,529	(160,581)	(83,985)	78,457
Subtotal	15,190,922	881,003	197,159	18,458	(326,877)	(479,606)	290,137
Companies and Institutions
Middle market	1,888,557	80,497	13,460	8,420	(21,690)	(31,225)	49,462
Large Corporations	2,138,226	72,303	8,798	6,734	(9,374)	(18,416)	60,045
Real estate	1,027,191	32,899	4,700	533	3,048	(5,995)	35,185
Institutions	390,895	33,608	2,447	655	697	(13,587)	23,820
Subtotal	5,444,869	219,307	29,405	16,342	(27,319)	(69,223)	168,512
Subtotal Commercial Banking	20,635,791	1,100,310	226,564	34,800	(354,196)	(548,829)	458,649
Global Banking and Markets
Corporate	2,201,913	72,747	21,188	(7,155)	(701)	(21,045)	65,034
Treasury	-	14,990	764	54,011	-	(20,899)	48,866
Subtotal	2,201,913	87,737	21,952	46,856	(701)	(41,944)	113,900
Other	54,945	129,057	(21,233)	30,909	(6)	2,564	141,291
Total	22,892,649	1,317,104	227,283	112,565	(354,903)	(588,209)	713,840
Other operating income							6,545
Other operating expenses and impairment							(95,610)
Income from investments in associates and other companies							2,165
Income tax expense							(51,050)
Net income for the year							575,890

(1)	Corresponds to loans and accounts receivable from customers, without deducting their allowances for loan losses.

(2)	Corresponds to the sum of the net income from financial operations and the foreign exchange profit or loss.

(3)	Corresponds to the sum of personnel salaries and expenses, administrative expenses, depreciation and amortization.

Operations through Subsidiaries

Today, the General Banking Law permits us to directly provide the leasing and financial advisory services that we could formerly offer only through our subsidiaries, to offer investment advisory services outside of Chile and to undertake activities that we could not formerly offer directly or through subsidiaries, such as factoring, securitization, foreign investment funds, custody and transport of securities and insurance brokerage services. For the twelve–month period ended December 31, 2014, our subsidiaries collectively accounted for 1.6% of our total consolidated assets.

		Percent ownership share As of December 31,
		2014			2013			2012
Name of the Subsidiary	Main activity	Direct	Indirect	Total	Direct	Indirect	Total	Direct	Indirect	Total
		%	%	%	%	%	%	%	%	%
Santander Corredora de Seguros Limitada	Insurance brokerage	99.75	0.01	99.76	99.75	0.01	99.76	99.75	0.01	99.76
Santander S.A. Corredores de Bolsa	Financial instruments brokerage	50.59	0.41	51.00	50.59	0.41	51.00	50.59	0.41	51.00
Santander Asset Management S.A. Administradora General de Fondos (*)	Third-party funds administration	–	–	–	–	–	–	99.96	0.02	99.98
Santander Agente de Valores Limitada	Securities brokerage	99.03	–	99.03	99.03	–	99.03	99.03	–	99.03
Santander S.A. Sociedad Securitizadora	Purchase of credits and issuance of debt instruments	99.64	–	99.64	99.64	–	99.64	99.64	–	99.64
Santander Servicios de Recaudación y Pagos Limitada (**)	Support society, making and receiving payments	–	–	–	99.90	0.10	100.00	99.90	0.10	100.00

(*)	Santander Asset Management S.A. Administradora General de Fondos was sold in December 2013.

(**)	From May 1, 2014, this entity was absorbed by the Bank, with authorization for this transaction obtained from the SBIF on March 26, 2014.

The following companies have been consolidated based on the determination that they are controlled by the Bank, in accordance with IFRS 10 Consolidated Financial Statements:

-	Santander Gestión de Recaudación y Cobranza Limitada (collection services)

-	Multinegocios S.A. (management of sales force).

-	Servicios Administrativos y Financieros Limitada (management of sales force)

-	Multiservicios de Negocios Limitada (call center)

-	Bansa Santander S.A. (management of repossessed assets and leasing of properties)

-
Servicios de Cobranza Fiscalex Limitada (collection services). As of August 1, 2014, Servicios de Cobranza Fiscalex Limitada was absorbed by Santander Gestión de Recaudación y Cobranza Limitada. See Note 02 d) of the Audited Consolidated Financial Statements.

Competition

Overview

The Chilean financial services market consists of a variety of largely distinct sectors. The most important sector, commercial banking, includes a number of privately-owned banks and one public–sector bank, Banco del Estado (which operates within the same legal and regulatory framework as the private sector banks). The private-sector banks include local banks and a number of foreign-owned banks operating in Chile. The Chilean banking system is comprised of 24 banks, including one public-sector bank. The five largest banks accounted for 75.9% of all outstanding loans by Chilean financial institutions as of December 31, 2014 (excluding Corpbanca’s subsidiary in Colombia).

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

All the competition data in the following sections is based on Chilean Bank GAAP.

The following tables set out certain statistics comparing our market position to that of our peer group, defined as the five largest banks in Chile in terms of total loans as of December 31, 2014.

	As of December 31, 2014, unless otherwise noted
	Market Share	Rank
Commercial loans	16.1%	2
Consumer loans	22.8%	1
Residential mortgage loans	20.6%	1
Total loans	18.7%	1
Deposits	16.0%	2
Credit card accounts	19.4%	2
Checking accounts(1)	21.0%	2
Branches	20.0%	1

Source: SBIF, excludes Corpbanca Colombia.

(1)	As of November 2014, the latest data available.

Loans

As of December 31, 2014, our loan portfolio was the largest among Chilean banks. Our loan portfolio, including interbank loans, represented 18.7% of the market for loans in the Chilean financial system as of such date. The following table sets forth our and our peer group’s market shares in terms of loans (excluding Corpbanca Colombia).

	As of December 31, 2014
Loans	Ch$ million	U.S.$ million	Market Share
Santander-Chile	22,892,649	$37,632	18.7%
Banco de Chile	22,481,721	$36,956	18.4%
Banco del Estado	17,053,330	$28,033	13.9%
Banco de Crédito e Inversiones	16,103,283	$26,471	13.1%
Corpbanca	9,062,010	$14,897	7.4%
BBVA, Chile	8,383,434	$13,781	6.8%
Others	26,514,248	$43,585	21.7%
Chilean financial system	122,490,675	$201,355	100.0%

Source: SBIF.

Deposits

We had a 16.8% market share in deposits, ranking second among banks in Chile as of December 31, 2014. Deposit market share is based on total time and demand deposits as of the respective dates. The following table sets forth our and our peer group’s market shares in terms of deposits (excluding Corpbanca Colombia).

	As of December 31, 2014
Deposits	Ch$ million	U.S.$ million	Market Share
Santander-Chile	16,894,437	$27,772	16.8%
Banco de Chile	16,655,619	$27,379	16.6%
Banco del Estado	19,295,095	$31,718	19.2%
Banco de Crédito e Inversiones	12,821,049	$21,076	12.8%
Corpbanca	6,931,517	$11,394	6.9%
BBVA, Chile	6,316,699	$10,384	6.3%
Others	21,468,356	$35,291	21.4%
Chilean financial system	100,382,772	$165,014	100.0%

Source: SBIF.

Total equity

With Ch$2,642,979 million (U.S.$4,345 million) in equity in Chilean Bank GAAP as of December 31, 2014, we were the largest commercial bank in Chile in terms of shareholders’ equity. The following table sets forth our and our peer group’s shareholders’ equity.

	As of December 31, 2014
Total Equity	Ch$ million	U.S.$ million	Market Share
Santander-Chile	2,642,979	$4,345	18.3%
Banco de Chile	2,535,156	$4,167	17.6%
Banco del Estado	1,242,499	$2,042	8.6%
Banco de Crédito e Inversiones	1,800,964	$2,961	12.5%
Corpbanca	1,767,740	$2,906	12.3%
BBVA, Chile	715,544	$1,176	5.0%
Others	3,710,540	$6,100	25.7%
Chilean financial system	14,415,422	$23,697	100.0%

Source: SBIF.

Efficiency

As of December 31, 2014, we were the most efficient bank in our peer group. The following table sets forth our and our peer group’s efficiency ratio (defined as operating expenses as a percentage of operating revenue, which is the aggregate of net interest income, fees and income from services (net), net gains from mark–to–market and trading, exchange differences (net) and other operating income (net)) in 2014.

Efficiency ratio as defined by the SBIF	As of December 31, 2014
Santander-Chile	41.1%
Banco de Chile	43.3%
Banco del Estado	58.1%
Banco de Crédito e Inversiones	46.0%
BBVA, Chile	65.4%
Corpbanca	52.0%
Chilean financial system	49.3%

Source: SBIF.

Net income for the period attributable to shareholders

In 2014, we were the second largest bank in Chile in terms of net income attributable to shareholders of Ch$550,331 million (U.S.$905 million) measured under Chilean Bank GAAP. The following table sets forth our and our peer group’s net income.

	As of December 31, 2014
Net income for the year (1)	Ch$ million	U.S.$ million	Market Share
Santander-Chile	550,331	905	22.7%
Banco de Chile	591,080	972	24.4%
Banco de Crédito e Inversiones	342,972	564	14.1%
Corpbanca	226,260	372	9.3%
BBVA, Chile	73,328	121	3.0%
Banco del Estado	165,659	272	6.8%
Others	476,127	783	19.6%
Chilean financial system	2,425,757	3,655	100.0%

Source: SBIF.

(1)	Net income attributable to shareholders in local Chilean Bank GAAP.

Return on equity

As of December 31, 2014, we were the second most profitable bank in our peer group (as measured by return on period-end equity under Chilean Bank GAAP) and the most capitalized bank as measured by the Chilean BIS ratio. The following table sets forth our and our peer group’s return on average equity and BIS ratio.

	Return on period-end equity as of December 31, 2014	BIS Ratio as of December 31, 2014
Santander-Chile	21.5%	14.0%
Banco de Chile	23.3%	13.3%
Banco del Estado	14.1%	11.5%
Banco de Crédito e Inversiones	19.0%	13.8%
BBVA, Chile	10.2%	11.5%
Corpbanca	15.0%	12.4%
Chilean Financial System	17.2%	13.4%

Source: SBIF.

Asset Quality

As of December 31, 2014, we had the second-highest non-performing loan to loan ratio in our peer group. The following table sets forth our and our peer group’s non-performing loan ratio as defined by the SBIF as of December 31, 2014.

Non-performing loans / total loans(1) as of December 31, 2014
Santander-Chile	2.81
Banco de Chile	1.21
Banco del Estado	3.44
Banco de Crédito e Inversiones	2.24
BBVA, Chile	1.58
Corpbanca	1.48
Chilean financial system	2.10

Source: SBIF.

(1)	Non-performing loans divided by total loans, excluding interbank loans.

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

Deposit Insurance

The Chilean government guarantees up to 90.0% of the principal amount of certain time and demand deposits and savings accounts held by natural persons with a maximum value of UF120 per person (Ch$2,955,252 or U.S.$4,858 as of December 31, 2014) per calendar year in the entire financial system.

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

Minimum Capital

Under the General Banking Law, a bank is required to have a minimum of UF800,000 (approximately Ch$19,702 million or U.S.$32.4 million as of December 31, 2014) of paid-in capital and reserves, calculated in accordance with Chilean GAAP, regulatory capital of at least 8% of its risk weighted assets, net of required allowances, and paid in capital and reserves of at least 3% of its total assets, net of required allowances, as calculated in accordance with Chilean GAAP.

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

Capital Adequacy Requirements

According to the General Banking Law, each bank should have regulatory capital of at least 8.0% of its risk-weighted assets, net of required allowances. The calculation of risk weighted assets is based on a five-category risk classification system for bank assets that is based on the Basel Committee recommendations. The SBIF is expected to implement in 2015 the application of the third pillar of Basel II in Chile, which includes the implementation of capital limits with market risk and operational risk-weighted assets. These changes must be approved by the Chilean Congress, as it involves a modification to the General Banking Law.

Banks should also have capital básico, or basic capital, of at least 3.0% of their total assets, net of allowances. Basic capital is defined to include shareholders’ equity.

Within the scope of Basel III in Chile, further changes in regulation may occur. See “Item 3.  Key Information—D. Risk Factors—Risks Relating to Chile—Banking regulations may restrict our operations and thereby adversely affect our financial condition and results of operations.”

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

On December 30, 2014, the SBIF published new guidelines for provisioning a bank’s residential mortgage loan portfolio. The regulations include:

•
an expected loss model to calculate allowances for housing mortgage loans that explicitly considers loan delinquency and loan / collateral (LTV) ratios, in order to promote active management of credit risk; and

•
proposal for a new way of evaluating collateral in the context of determining provisions, which would specify certain required conditions that would need to be met by an asset in order for it to be eligible to be used as collateral for mitigating credit risk, as well as more specific requirements of how collateral would be valued for purposes of setting loan loss levels.

These above changes will be implemented in January 2016. We also expect the SBIF in 2015 and 2016 to publish new expected loss models for small and mid-sized companies and consumer loans.

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

Fair Value Option with Respect to Financial Assets and Liabilities

According to the Compendium, banks are not allowed to value assets or liabilities at their fair value in place of the amortized cost method.

IFRS allows an entity to designate a financial asset or liability (or a group of financial assets or liabilities, or both), on initial recognition as one to be measured at fair value, with changes in fair value to be recognized in profit or loss. Once this option has been taken, it is irrevocable. The fair value option is not applicable to investments in capital instruments which do not have a quoted market price in an active market, and whose fair value cannot be reliably measured.

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

On August 12, 2010, Circular No. 3,503 was issued, which modified how we must classify loans included in Chapters B-1, B-2, B-3 and C1 of the Compendium of Accounting Standards, which are loans analyzed on an individual basis. Such modifications were effective from January 1, 2011, except for those modifications relating to additional provisions included in the Letter to Management No. 9 relating to Chapter B-1 which took effect in 2010. As a supplement to the Circular, the Letter to Management No. 9 was issued on December 21, 2010, which specifies that adjustments resulting from the adoption of these modifications starting on January 1, 2011 could be recorded during the first quarter of 2011; however, entities may anticipate recognition of the impact of these adjustments, in whole or in part, in 2010. As of December 31, 2010, we have chosen to recognize the entire provision adjustments aforementioned

Capital Markets

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

The following activities are disclosed in response to Section 13(r) with respect to affiliates of Santander UK within the Santander Group. During the period covered by this report:

(a) Santander UK holds frozen savings and current accounts for three customers resident in the U.K. who are currently designated by the U.S. for terrorism. The accounts held by each customer were blocked after the customer’s designation and have remained blocked and dormant throughout 2014. No revenue has been generated by Santander UK on these accounts. The bank account held for one of these customers was closed in the fourth quarter of 2014.

(b) An Iranian national, resident in the U.K., who is currently designated by the U.S. under the Iranian Financial Sanctions Regulations and the Non-Proliferation of Weapons of Mass Destruction (“NPWMD”) designation, holds a mortgage with Santander UK that was issued prior to any such designation. No further drawdown has been made (or would be allowed) under this mortgage although we continue to receive repayment instalments. In 2014, total revenue in connection with the mortgage was approximately £2,580 while net profits were negligible relative to the overall profits of Santander UK. Santander UK does not intend to enter into any new relationships with this customer, and any disbursements will only be made in accordance with applicable sanctions. The same Iranian national also holds two investment accounts with Santander Asset Management UK Limited. The accounts have remained frozen during 2014. The investment returns are being automatically reinvested, and no disbursements have been made to the customer. Total revenue for the Group in connection with the investment accounts was approximately £250 while net profits in 2014 were negligible relative to the overall profits of Santander Spain.

(c) In addition, during the third quarter 2014, Santander UK has identified two additional customers. A U.K. national designated by the U.S. under the NPWMD sanctions program held a business account. No transactions were made and the account was closed in the fourth quarter of 2014. No revenue or profit has been generated. A second U.K. national designated by the U.S. for terrorism held a personal current account and a personal credit card account, both of which were closed in the third quarter. Although transactions took place on the current account during the third quarter of 2014, revenue and profits generated were negligible. No transactions took place on the credit card.

In addition, the Santander Group has certain legacy export credits and performance guarantees with Bank Mellat, which are included in the U.S. Department of the Treasury’s Office of Foreign Assets Control’s Specially Designated Nationals and Blocked Persons List. The Bank entered into two bilateral credit facilities in February 2000 in an aggregate principal amount of €25.9 million. Both credit facilities matured in 2012. In addition, in 2005 Santander Spain participated in a syndicated credit facility for Bank Mellat of €15.5 million, which matures on July 6, 2015. As of December 31, 2014, the Santander Group was owed €2.3 million under this credit facility.

Santander Spain has not been receiving payments from Bank Mellat under any of these credit facilities in recent years. Santander Spain has been and expects to continue to be repaid any amounts due by official export credit agencies, which insure between 95% and 99% of the outstanding amounts under these credit facilities. No funds have been extended by Santander under these facilities since they were granted.

The Santander Group also has certain legacy performance guarantees for the benefit of Bank Sepah and Bank Mellat (stand-by letters of credit to guarantee the obligations—either under tender documents or under contracting agreements—of contractors who participated in public bids in Iran) that were in place prior to April 27, 2007. However, should any of the contractors default in their obligations under the public bids, the Santander Group would not be able to pay any amounts due to Bank Sepah or Bank Mellat because any such payments would be frozen pursuant to Council Regulation (EU) No. 961/2010.

In the aggregate, all of the transactions described above resulted in approximately €41,000 gross revenues and approximately €80,500 net loss to the Santander Group in the year ended December 31, 2014, all of which resulted from the performance of export credit agencies rather than any Iranian entity. The Santander Group has undertaken significant steps to withdraw from the Iranian market such as closing its representative office in Iran and ceasing all banking activities therein, including correspondent relationships, deposit taking from Iranian entities and issuing export letters of credit, except for the legacy transactions described above. The Santander Group is not contractually permitted to cancel these arrangements without either (i) paying the guaranteed amount—which payment would be frozen as explained above (in the case of the performance guarantees), or (ii) forfeiting the outstanding amounts due to it (in the case of the export credits). As such, the Santander Group intends to continue to provide the guarantees and hold these assets in accordance with company policy and applicable laws.

D. Property, Plant and Equipment

We are domiciled in Chile and own our principal executive offices located at Bandera 140, Santiago, Chile. We also own twelve other buildings in the vicinity of our headquarters, and we rent six other buildings. At December 31, 2014, we owned the locations at which 24.7% of our branches were located. The remaining branches operate at rented locations. We believe that our existing physical facilities are adequate for our needs.

Main properties as of December 31, 2014	Number
Central Offices
Owned	4
Rented	6
Total	10

Branches(1)
Owned	115
Rented	359
Total	474

Other property(2)
Owned	49
Rented	6
Total	55

(1)	Some branches are located inside central office buildings and other properties. Including these branches, the total number of branches is 474. Special payment centers are included in Other property.

(2)	Consists mainly of parking lots, mini-branches and property owned by our subsidiaries.

The following table sets forth a summary of the main computer hardware and other systems-equipment that we own.

Category	Brand	Application
Mainframe	IBM	Back-end, Core-System Altair, Payment means and foreign trade.
Midrange	IBM	Interconnections between Mainframe and mid-range
Midrange	SUN/Unix	Interconnections applications Credit & debit cards
	SUN/UNIX	Treasury, MIS, Work Flow, Accounting
Midrange	IBM	WEB
Desktop	HP/Lenovo	Platform applications
Call Center	Avaya	Telephone system
	Genesys	Integration Voice/data
	Nice	Voice recorder
	Nortel	IVR

The main software systems that we use are:

Category	Product	Origin
Core-System	ALTAIR	Accenture
Data base	DB2	IBM
Data base	Oracle	Oracle
Data base	SQL Server	Microsoft
WEB Service	Internet Information Server	Microsoft
Message Service	MQSeries	IBM
Transformation	MQIntegrator	IBM

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Accounting Standards Applied in 2014

Santander-Chile is a Chilean bank and maintains its financial books and records in Chilean pesos and prepares its consolidated financial statements in accordance with IFRS-IASB in order to comply with requirements of the SEC. As required by the General Banking Law, which subjects Chilean banks to the regulatory supervision of the SBIF, and which mandates that Chilean banks abide by the accounting standards stipulated by the SBIF, our locally-

filed consolidated financial statements have been prepared in accordance with Chilean Bank GAAP as issued by the SBIF. The accounting principles issued by the SBIF are substantially similar to IFRS but there are some exceptions, as described further below. Therefore, our locally-filed consolidated financial statements have been adjusted according to IFRS as issued by the IASB.

Santander-Chile’s transition date to IFRS was January 1, 2008. The Bank prepared its opening balance under these standards as of such date. Consequently, the date of adoption of the new standards by the Bank and its subsidiaries was January 1, 2009.

B. Critical Accounting Policies

Our consolidated financial statements include various estimates and assumptions, including but not limited to the adequacy of the allowance for loan losses, estimates of the fair value of certain financial instruments and the selection of useful lives of certain assets.

We evaluate these estimates and assumptions on an ongoing basis. Management bases its estimates and assumptions on historical experience and on various other factors that it believes to be reasonable under the circumstances. Actual results in future periods could differ from those estimates and assumptions, and if these differences were significant enough, our reported results of operations would be affected materially. We believe that the following are the most critical judgment areas or involve a higher degree of complexity in the application of the accounting policies that currently affect our financial condition and results of operations.

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

•
When a cash flow hedge exists, the fair value movements on the part of the hedging instrument and the hedged item that is effective are recognized in other comprehensive income as “valuation adjustments”. Any ineffective portion of the fair value movement on the hedging instrument and the hedged item is recognized in the income statement.

•
When a fair value hedge exists, the fair value movements on the hedging instrument and the fair value movements on the hedged item attributable to the hedged risk are recognized in the income statement.

•
When a hedge of net investment in a foreign operation exists, as defined in IAS 21, it is accounted for similarly to a cash flow hedge. Any ineffective portion of the fair value movement on the hedging instrument is recognized in the income statement.

C. Operating Results

Chilean Economy

All of our operations and substantially all of our customers are located in Chile. Accordingly, our financial condition and results of operations are substantially dependent upon economic conditions prevailing in Chile. In 2014, the Chilean economy grew approximately 1.9% compared to 4.1% in 2013 and 5.5% in 2012.  In the same period, internal demand decreased 0.6% compared to an increase of 3.4% in 2013. This reduction in internal demand was led by a 6.1% fall in investment in 2014. The reduction of investments was mainly due to a fall in investments in the mining sector due to concerns regarding China’s economic growth. At the same time, the temporary political uncertainty caused by the discussion in Congress of the tax and labor reform also cooled investment rates.

As of December 2014, the unemployment rate was 6.0% compared to 5.7% in 2013 and 6.1% in 2012. The exchange rate depreciated in 2014 by 16.0%. As a result of this depreciation of the peso, CPI inflation reached 4.7% in 2014 compared to 3.0% in 2013 and 1.5% in 2012. Despite the higher inflation rate, the Central Bank commenced a process of lowering interest rates as the economy began to show signs of deceleration, especially in investment levels. At year-end 2013, the policy rate was 4.5% and was reduced to 3% by year-end 2014. Going forward, economic activity is expected to continue to increase, but with continued uncertainty regarding growth in China, which impacts Chile’s mining sector, and internal political issues.

The growth of the Chilean banking sector evolved in line with overall economic developments, with an increase in the volume of loans and deposits. Total loans as of December 31, 2014 in the Chilean financial system were Ch$122,490,675 million (US$201 billion), excluding Corpbanca’s banking operations in Colombia, an increase of 11.1% in the last twelve months. Total customer deposits (defined as time deposits plus checking accounts), excluding Corpbanca’s operations in Colombia, totaled Ch$100,382,772 million (US$165 billion) as of December 31, 2014, an increase of 8.9% in the last twelve months. The non-performing loan (defined as loans with an installment that is at least 90 days past-due) to total loans ratio has remained constant at 2.1% and 2.2% in 2014 and 2013.

Impact of inflation

Our assets and liabilities are denominated in Chilean pesos, Unidades de Fomento (UF) and foreign currencies. The Bank no longer recognizes inflation accounting and has eliminated price-level restatement in line with IFRS, but inflation impacts our results of operations as some loan and deposit products are contracted in UF. The UF is revalued in monthly cycles. Each day in the period beginning on the tenth day of the current month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect a proportionate amount of the change in the Chilean Consumer Price Index during the prior calendar month. One UF equaled Ch$24,627.10 at December 31, 2014, Ch$23,309.56 at December 31, 2013 and Ch$22,840.75 at December 31, 2012. High levels of inflation in Chile could adversely affect the Chilean economy and could have an adverse effect on our business, financial condition and results of operations. Negative inflation rates also negatively impact our results. Inflation measured as the annual variation of the UF was 5.7% in 2014, 2.1% in 2013, and 2.5% in 2012. There can be no assurance that Chilean inflation will not change significantly from the current level. Although we currently benefit from moderate levels of inflation, due to the current structure of our assets and liabilities (i.e., a significant portion of our loans are indexed to the inflation rate, but there are no corresponding features in deposits or other funding sources that would increase the size of our funding base), there can be no assurance that our business, financial condition and result of operations in the future will not be adversely affected by changing levels of inflation. In summary:

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

•
Inflation and interest rate hedge. A key component of our asset and liability policy is the management of interest rate risk. The Bank’s assets generally have a longer maturity than our liabilities. As the Bank’s mortgage portfolio grows, the maturity gap tends to rise as these loans, which are contracted in UF, have a longer maturity than the average maturity of our funding base. As most of our long term financial instruments and mortgage loans are contracted in UF and most of our deposits are in nominal pesos, the rise in mortgage lending increases the Bank’s exposure to inflation and to interest rate risk. The size of this gap is limited by internal and regulatory guidelines in order to avoid excessive potential losses due to strong shifts in interest rates. In order to keep this duration gap below regulatory limits, the Bank issues long term bonds denominated in UF or interest rate swaps. The financial cost of the bonds and the efficient part of these hedges is recorded as net interest income. In 2014, the loss from the swaps taken in order to hedge mainly for inflation and interest rate risk and included in net interest income totaled a loss of Ch$130,254 million compared to a loss of Ch$67,239 million in 2013 and a loss of Ch$57,118 million in 2012. The average gap between our total assets and total liabilities linked to the inflation, including hedging was Ch$4,168,678 million in 2014, Ch$3,581,959 million in 2013 and Ch$3,034,112 million in 2012.

•
The financial impact of the gap between our assets and liabilities denominated in UFs including hedges was Ch$229,946 million in 2014, Ch$71,842 million in 2013 and Ch$71,238 million in 2012. The higher gain in 2014 can be explained by the greater UF inflation in 2014 compared to previous periods and the greater UF gap in 2014.

	As of December 31,			% Change	% Change
Impact of inflation on net interest income	2014	2013	2012	2014/2013	2013/2012
	(In millions of Ch$)
Results from UF GAP (1)	229,946	71,842	71,238	220.1%	0.8%
Annual UF inflation	5.7%	2.1%	2.5%

(1)	UF GAP is net interest income from asset and liabilities denominated in UFs and include the results from hedging the size of this gap via interest rate swaps.

•
Peso-denominated assets and liabilities. Interest rates prevailing in Chile during any period primarily reflect the inflation rate during the period and the expectations of future inflation. The sensitivity of our peso-denominated interest earning assets and interest bearing liabilities to changes to such prevailing rates varies. See “Item 5.  Operating and Financial Review and Prospects—C. Operating Results—Interest Rates.” We maintain a substantial amount of non-interest bearing peso-denominated demand deposits. Because such deposits are not sensitive to inflation, any decline in the rate of inflation would adversely affect our net interest margin on inflation indexed assets funded with such deposits, and any increase in the rate of inflation would increase the net interest margin on such assets. The ratio of the average of such demand deposits and average shareholder’s equity to average interest-earning assets was 30.2%, 30.0% and 29.4% for the years ended December 31, 2014, 2013, and 2012, respectively.

Interest Rates

Interest rates earned and paid on our assets and liabilities reflect, to a certain degree, inflation, expectations regarding inflation, changes in short term interest rates set by the Central Bank and movements in long term real rates. The Central Bank manages short term interest rates based on its objectives of balancing low inflation and economic growth. Because our liabilities are generally re-priced sooner than our assets, changes in the rate of inflation or short term rates in the economy are reflected in the rates of interest paid by us on our liabilities before such changes are reflected in the rates of interest earned by us on our assets. Therefore, when short term interest rates fall, our net interest margin is positively impacted, but when short term rates increase, our interest margin is negatively affected. At the same time, our net interest margin tends to be adversely affected in the short term by a decrease in inflation rates since generally our UF-denominated assets exceed our UF-denominated liabilities. See

“Item 5.  Operating and Financial Review and Prospects—C. Operating Results—Impact of Inflation—Peso-denominated assets and liabilities.” An increase in long term rates has a positive effect on our net interest margin, because our interest earning assets generally have longer terms than our interest bearing liabilities. In addition, because our peso-denominated liabilities have relatively short re-pricing periods, they are generally more responsive to changes in inflation or short term rates than our UF-denominated liabilities. As a result, during periods when or expected inflation exceeds the previous period’s inflation, customers often switch funds from UF-denominated deposits to peso-denominated deposits, which generally bear higher interest rates, thereby adversely affecting our net interest margin.

Foreign Exchange Fluctuations

The Chilean government’s economic policies and any future changes in the value of the Chilean peso against the U.S. dollar could adversely affect our financial condition and results of operations. The Chilean peso has been subject to significant devaluation in the past and may be subject to significant fluctuations in the future. The Central Bank exchange rate depreciated 16.0% in 2014, which led to a pickup in CPI inflation in 2014. See “Item 3.  Key Information—A. Selected Financial Data—Exchange Rates.” A significant portion of our assets and liabilities are denominated in foreign currencies, principally the U.S. dollar, and we historically have maintained and may continue to maintain material gaps between the balances of such assets and liabilities. Our current strategy is not to maintain a significant difference between the balances of our assets and liabilities in foreign currencies. In 2014, 2013 and 2012, the Bank, in its spot position, held more liabilities than assets in foreign currencies, mainly the U.S. dollar, as a result of an ample supply of U.S. dollar deposits from companies that receive export revenues, foreign correspondent bank loans and bonds issued abroad. This difference is usually hedged using forwards and cross-currency swaps.  Including derivatives, the Bank seeks to run no foreign currency risk in its non-trading balance sheet. Because such assets and liabilities, as well as interest earned or paid on such assets and liabilities, and gains and losses realized upon the sale of such assets, are translated to Chilean pesos in preparing our financial statements, our reported income is affected by changes in the value of the Chilean peso relative to foreign currencies (principally the U.S. dollar). The translation gain or loss over assets and liabilities (excluding derivatives held for trading) is included as foreign exchange transactions in the income statement. The translation and mark-to-market of foreign currency derivatives held for trading is recognized as a gain or loss in the net results from mark-to-market and trading. See “Item 11.  Quantitative and Qualitative Disclosures About Market Risk—E. Market Risks—Foreign exchange fluctuations” for more detail on the Bank’s exposure to foreign currency.

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

Results of Operations for the Years Ended December 31, 2014, 2013 and 2012

The following discussion is based upon and should be read in conjunction with the Audited Consolidated Financial Statements.  The Audited Consolidated Financial Statements have been prepared in accordance with IFRS as issued by the IASB. The following table sets forth the principal components of our net income for the years ended December 31, 2014, 2013 and 2012.

	2014	2014	2013	2012
CONSOLIDATED INCOME STATEMENT DATA	(ThU.S.$)(1)	(Ch$ million)			% Change 2014 / 2013	% Change 2013 / 2012
IFRS:
Interest income and expense
Interest income	3,660,872	2,227,018	1,871,204	1,890,953	19.0%	(1.0%)
Interest expense	(1,495,757)	(909,914)	(794,442)	(848,219)	14.5%	(6.3%)
Net interest income	2,165,115	1,317,104	1,076,762	1,042,734	22.3%	3.3%
Fees and income from services
Fees and commission income	602,845	366,729	346,120	360,427	6.0%	(4.0%)
Fees and commission expense	(229,228)	(139,446)	(116,284)	(97,391)	19.9%	29.4%
Total net fees and commission income	373,617	227,283	229,836	270,572	(1.1%)	(15.1%)
Financial transactions, net
Net income from financial operations	(262,435)	(159,647)	(20,289)	(64,079)	686.9%	(68.3%)
Foreign exchange profit (loss), net	447,474	272,212	144,726	146,378	88.1%	(1.1%)
Financial transactions, net	185,039	112,565	124,437	82,299	(9.5%)	51.2%
Other operating income	10,759	6,545	88,155	13,105	(92.6%)	572.7%
Net operating profit before loan losses	2,734,530	1,663,497	1,519,190	1,408,710	9.5%	7.8%
Provision for loan losses	(583,405)	(354,903)	(371,462)	(403,692)	(4.5%)	(8.0%)
Net operating profit	2,151,125	1,308,594	1,147,728	1,005,018	14.0%	14.2%
Operating expenses
Personnel salaries and expenses	(557,079)	(338,888)	(308,344)	(299,904)	9.9%	2.8%
Administrative expenses	(337,233)	(205,149)	(188,191)	(183,379)	9.0%	2.6%
Depreciation and amortization	(72,612)	(44,172)	(61,074)	(56,369)	(27.7%)	8.3%
Impairment	(60,270)	(36,664)	(244)	(90)	14,926.2%	171.1%
Other operating expenses	(96,898)	(58,946)	(52,338)	(59,637)	12.6%	(12.2%)
Total operating expenses	(1,124,092)	(683,819)	(610,191)	(599,379)	12.1%	1.8%
Net Operating income	1,027,033	624,775	537,537	405,639	16.2%	32.5%
Income from investments in other companies	3,559	2,165	1,422	267	52.3%	432.6%
Income before tax	1,030,592	626,940	538,959	405,906	16.3%	32.8%
Income tax	(83,918)	(51,050)	(94,530)	(44,473)	(46.0%)	112.6%
Consolidated Net income for the period	946,674	575,890	444,429	361,433	29.6%	23.0%
Net income for the period attributable to:
Equity holders of the Bank	936,844	569,910	442,294	356,808	28.9%	24.0%
Non-controlling interests	9,830	5,980	2,135	4,625	180.1%	(53.8%)

(1)
Amounts stated in U.S. dollars at and for the year ended December 31, 2014 have been translated from Chilean pesos at the exchange rate of Ch$608.33 = U.S.$1.00 as of December 31, 2013. See “Item 3.  Key Information—A. Selected Financial Data—Exchange Rates” for more information on exchange rate.

Results of operations for the years ended December 31, 2014 and 2013. Consolidated net income for the year ended December 31, 2014 increased 29.6% to Ch$575,890 million. Our return on annualized average equity was 21.0% in 2014 compared to 18.9% in 2013.

In 2014, net operating profit before loan losses was Ch$1,663,497 million, an increase of 9.5% compared to 2013. Our net interest income increased 22.3% to Ch$1,317,104 million in 2014 compared to 2013. The average balance of our interest-earning assets increased by 15.0% in 2014 compared to 2013.  Our net interest margin increased to 4.92% in 2014 compared to 4.63% in 2013. Net interest margins were positively affected by the increase of the average nominal rate we earned on our interest earning assets. This was mainly due to a rise in the UF inflation rate in 2014 compared to 2013 and higher loan yields in Companies and institutions and Global banking and markets. This was only partially offset by the negative impact of maximum rate regulation on consumer loan yields, a lower interest rate environment and loan growth focused in lower yielding, but less risky segments.

Net fees and commission income decreased 1.1% to Ch$227,283 million in the twelve-month period ended December 31, 2014 compared to the same period in 2013.  In 2014, the Bank continued to experience positive client base and product growth. These positive commercial efforts continued to be offset by regulations that lowered fees from brokering mandatory insurance for mortgage loans (mainly fire and earthquake insurance) and the difficulties in increasing fees following stricter regulations issued by the SERNAC Financiero, the newly formed consumer protection agency for financial services.

Total financial transactions, net, which is the sum of net income from financial operations and foreign exchange profit (loss), totaled Ch$112,565 million in the year ended December 31, 2014, a decrease of 9.5% compared to the same period in 2013. These results include the results of our Treasury Division’s trading business and financial transactions with customers, as well the results of our non-client treasury operations, mainly the Financial Management Division. The positive results from our client Treasury business, which increased 6.0% compared to 2013 and totaled Ch$83,837 million, were offset by a 36.6% decrease in results from non-client treasury income, which totaled a gain of Ch$28,728 million in 2014. The fall in results from non-client treasury income was mainly due to lower gains obtained from short-term interest rate differential between the U.S. dollar and Chilean peso. The Bank has a greater spot position in liabilities denominated in foreign currency as compared to assets. These principally U.S. dollar-denominated liabilities are hedged through derivatives, leaving minimal foreign currency exposure, but this does result in a short-term interest rate differential between the U.S. dollar and Chilean peso, which produces the financial result discussed here. This result is positive when interest rates in the United States are trending up and local rates are falling and is negative when the opposite occurs. In 2014 and 2013, local rates went down relative to U.S. rates, but this impact was more significant in 2013 when the end of quantitative easing was announced.

Other operating income totaled a gain of Ch$6,545 million in the year ended December 31, 2014, a 92.6% decrease compared to 2013. The main reasons for this decrease was the gain of Ch$78,122 million recognized from the sale of our asset management subsidiary, Santander Asset Management S.A. Administradora General de Fondos in 2013.

Provisions for loan losses, net of recoveries totaled Ch$354,903 million in 2014 and decreased 4.5% compared to the amount of provisions recorded in 2013. This rise was mainly due to the ongoing improvement performed on the allowances models for commercial loans analyzed on a group basis. The model was calibrated with the aim of improving the prediction of client behavior and maintaining statistical and management standards. Part of these improvements consisted of the advancement of the models’ governance allowing technical and decisional approvals at different points of the approval process, more robust statistical processes and more historical information, allowing stronger parameters of the Probability of Non-Performance (PNP) and the Severity (SEV) involved in the provision calculation. These changes resulted in an increase in provisions for commercial loans of Ch$45,141 million in 2014. Additionally, the lower economic growth in 2014 resulted in a rise in charge-off of loans analyzed on an individual basis that totaled Ch$10,811 million in 2014 and rose 33.9% compared to 2013.

This was offset by better asset quality in consumer and mortgage lending. Provisions established for the Bank’s consumer loans decreased by 19.0% to Ch$180,666 million in 2014 compared to 2013.  During the second half of 2014, the Bank updated its allowances model for consumer loans. The models were calibrated with the aim of improving the prediction of client behavior and maintaining statistical and management standards. This resulted in the release of consumer provisions of Ch$26,563 million in 2014. The non-performing ratio for consumer loans declined from 2.6% in 2013 to 2.5% in 2014 and the impaired mortgage loans ratio also improved from 9.7% in 2013 to 9.3% in 2014.

Provisions for mortgage loans decreased 44.9% in 2014 compared to 2013.  The non-performing ratio for mortgage loans declined from 2.8% in 2013 to 2.7% in 2014 and the impaired mortgage loans ratio also improved from 5.7% in 2013 to 5.6% in 2014.

Recoveries on loans previously charged-off increased 6.7% in 2014 compared to 2013. This was due to higher recoveries of charged-off commercial loans, a result of higher recovery of charge-offs in the SME segment.

As a result of the factors mentioned above, net operating profit increased 14.0% in 2014 compared to 2013 and totaled Ch$1,308,594 million.

Operating expenses increased 12.1% compared to 2013. The efficiency ratio was 41.1% in 2014 compared to 40.2% in 2013. The 9.9% increase in personnel salaries and expenses was mainly due to higher salaries and bonuses. Total salary expenses and bonuses increased 9.4% in 2014 compared to 2013, totaling Ch$290,509 million.

Administrative expenses increased 9.0% in the year ended December 31, 2014 compared to the corresponding period in 2013. The increase in administrative expenses was mainly due to the 13.9% increase in maintenance, repair of property, plant and equipment, which totaled Ch$17,498 million and the 7.6% rise in security services expenses that totaled Ch$17,089 million. In 2014, the Bank continued to refurbish branches, open new Santander Select branches and close Santander Banefe branches.

Depreciation and amortization expense decreased 27.7%, mainly due to the lower depreciation and amortization of intangible assets. In 2014, the Bank, following an extensive analysis of it intangible assets, performed an extraordinary charge-off of those intangible assets, mainly software, that were obsolete or were not contributing to the Bank’s business or earnings.

Impairment charges increased 14,926.2% in 2014 compared to 2013 and totaled Ch$36,664 million. The Bank, in its strategic objectives, initiated a plan to transform its business and operating model with a better focus on the client. Therefore, there have arisen a number of new requirements for the Bank to adapt to changing customer demands and establish new ways to interact with customers. In conjunction with this change in strategic focus, we tested a number of applications that were in use or in development for impairment. Following the testing, in accordance with IAS 36, the Bank has recognized an impairment of Ch$36,556 million in 2014.

Other operating expenses were Ch$58,946 million in 2014, a 12.6% increase compared to 2013. This increase was mainly due to higher provisions for contingencies that totaled Ch$13,080 million in 2014 compared to Ch$5,805 million in 2013. Compared to 2013, the rise in provision for contingencies was due to Ch$5 billion for future severance payments and Ch$2.4 billion for future costs related to chip technology for cards. This reflects the pending expense for customers that have yet to change their debit or credit card with the new chip technology, which is an on-going process.  See “Note 33—Other operating income and expenses” and “Note 20-Provisions” to our Audited Consolidated Financial Statements for more detail on Other operating expenses.

Total income tax expense in 2014 totaled Ch$51,050 million a 46.0% decrease compared to 2013.  The Bank paid an effective tax rate of 8.1% in 2014 compared to 17.5% in 2013. The Chilean Government enacted in 2014 a reform to the corporate tax structure.  The statutory corporate tax rate increased from 20% to 21% in 2014 and will rise to 22.5% in 2015. By the end of 2016 a corporation’s shareholders must opt between two new tax systems for a minimum period of five years. In one, the statutory income tax rate will rise to 24% in 2016 and 25% in 2017 and onward. In the other system, the statutory tax rate will rise to 25.5% in 2016 and 27% in 2017 and onward.

The lower effective tax rate was mainly due to the fact that income tax expenses in 2014 included a one-time non-cash gain of Ch$39,262 million from the re-adjustments made to the Bank’s deferred tax asset base following passage of the new tax law. The Bank has more deferred tax assets than liabilities. This gain arises from the difference between the Bank’s accounting and tax books regarding how provisions and charge-offs are recognized. When the statutory rates were modified, the Bank’s net deferred tax assets increased as the future tax rates used to calculate this asset were gradually increased from 20% to 27%. Also, higher CPI inflation resulted in a greater revaluation of our capital, which resulted in a lower effective tax rate.

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

Results of financial transactions, net, which is the sum of net profit from financial operations and net foreign exchange gains (loss), totaled Ch$124,437 million in the year ended December 31, 2013, an increase of 51.2% compared to the same period in 2012. These results include the results of our Treasury Division’s trading business and financial transactions with customers as well the results of our Financial Management Division. Client treasury services decreased 9.8% in 2013 compared to 2012 and represented the majority of our financial transaction income. In 2013, the results from Santander Global Connect decreased 14.9% compared to 2012. In the first half of 2013, demand for hedging and derivative products on behalf of our clients was low given the low volatility of the exchange rate. Once the U.S. federal reserve announced the tapering of quantitative easing, the volatility of the exchange rate increased and business volumes recovered. The results from market-making with client services decreased 2.1% in 2013, mainly due to lower business volumes of tailor-made treasury services sold to specific corporate clients, especially in the first half of the year. The results from non-client treasury income totaled a gain of Ch$45,319 million in 2013 compared to a loss of Ch$5,395 million in 2012. In 2013, the net results of our Financial Management Division were positive, since the Bank has a greater spot position in liabilities denominated in foreign currency than assets. These principally U.S. dollar-denominated liabilities are hedged through derivatives (short term foreign currency swaps) with minimal foreign currency exposure, but this does result in the existence of a short-term interest rate differential between U.S. dollars and Chilean pesos, which produces a financial result registered in financial transactions, net. This result is positive when interest rates in the US are trending up and local rates are falling and vice versa. In 2013, local rates, especially in the second half of the year decreased relative to US rates

Other operating income totaled a gain of Ch$88,155 million in the year ended December 31, 2013, a 572.7% increase from the corresponding period in 2012. The main reasons for this increase was the gain of Ch$78,122 million recognized from the sale of our asset management subsidiary, Santander Asset Management S.A. Administradora General de Fondos.

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

Net interest income

	Year ended December 31,			% Change
	2014	2013	2012	2014/2013	2013/2012
	(in millions of Ch$, except percentages)
Individuals (Commercial banking)	519,541	506,192	499,422	2.6%	1.4%
Individuals (Santander Banefe)	91,979	99,182	123,043	(7.3%)	(19.4%)
Small and mid-sized companies	269,483	260,856	233,622	3.3%	11.7%
Companies and institutions	219,307	193,749	176,649	13.2%	9.7%
Total commercial banking	1,100,310	1,059,979	1,032,736	3.8%	2.6%
Global banking & markets	87,737	72,932	50,477	20.3%	44.5%
Other (1)	129,057	(56,149)	(40,479)	--%	38.7%
Net interest income	1,317,104	1,076,762	1,042,734	22.3%	3.3%
Average interest-earning assets	26,759,696	23,267,735	21,620,090	15.0%	7.6%
Average non-interest-bearing demand deposits	5,386,272	4,620,849	4,177,432	16.6%	10.6%
Net interest margin (2)	4.92%	4.63%	4.82%
Average shareholders’ equity and average non-interest-bearing demand deposits to total average interest-earning assets	30.2%	30.0%	29.4%

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

For the years ended December 31, 2014 and 2013.  Our net interest income totaled Ch$1,317,104 million in the year ended December 31, 2014, an increase of 22.3% from Ch$1,076,762 million in 2013. Average interest earning assets increased 15.0% in the same period, driven mainly by lending to Individuals in commercial banking to companies and institutions and to a lesser extent loan growth in small and mid-sized companies and Santander Banefe. Net interest margin in 2014 was 4.92% compared to 4.63% in 2013. Net interest margins were positively affected by the increase of the average nominal rate we earned on our interest earning assets. This was mainly due to a rise in the UF inflation rate in 2014 compared to 2013 and higher loan yields in Companies and institutions and Global banking and markets. As financing sources from abroad became more expensive for Chilean companies, this permitted higher loan yields locally. This was only partially offset by the negative impacts of maximum rate regulation on consumer loan yields, a lower interest rate environment and loan growth focused in lower yielding, but less risky segments.

Average nominal interest rate earned on interest earning assets	2014	2013	2012
Ch$	10.3%	11.7%	12.2%
UF	9.3%	6.5%	7.1%
Foreign currencies	1.5%	1.7%	2.0%
Total	8.3%	8.0%	8.8%

The average rate paid on our interest bearing liabilities increased from 4.6% in 2013 to 4.7% in 2014. This was mainly due to a higher rate paid on UF denominated liabilities as a result of the higher UF inflation in the year. The Bank’s funding mix also improved in 2014. The ratio of average shareholders’ equity and average non-interest bearing demand deposits to total average interest earning assets increased from 30.0% in 2013 to 30.2% in 2014. Average non-interest bearing demand deposits increased 16.6% in 2014 compared to 2013.

Average nominal interest rate paid on interest bearing liabilities	2014	2013	2012
Ch$	6.0%	6.0%	6.2%
UF	8.4%	5.9%	6.6%
Foreign currencies	0.7%	1.9%	2.7%
Total	4.7%	4.6%	5.3%

The changes in net interest income by segment in 2014 as compared to 2013 were as follows:

•
Net interest income from Individuals in Commercial banking increased 2.6%, mainly as a result of the 14.1% increase in loan volumes in this segment. The Bank focused growth in the high end of this segment in order to focus on margins net of risks, especially considering that in 2014 the new maximum rate legislation was going to begin to affect the low end of the consumer market. The Bank’s strategy was to focus on lower yielding loans, but with lower risk in order to maximize margins net of provisions.

•
Net interest income from Individuals in Santander Banefe decreased 7.2% in 2014. Loans in this segment grew only 3.4% as the Bank focused growth in the higher income levels in this segment to increase profitability net of provisions, especially considering that in 2014 the new maximum rate legislation was going to begin to affect the profitability of this segment.

•	Net interest income from Small and mid-sized companies increased 3.3% in 2014, mainly as a result of the 4.1% increase in loans to this sub-segment and an improved funding mix.

•
Net interest income from Companies and institutions increased 13.2% in 2014, mainly as a result of the 8.2% increase in loans to this sub-segment and an improved funding mix. This segment was of significant strategic focus in 2014 as the Bank increased business volumes in this segment both in lending and non-lending while maintaining positive asset quality indicators in this segment.

•
Net interest income from the Global banking and markets segment increased 20.3% in 2014 despite a 0.8% decrease in loan volumes. Yields on emerging market debt in 2014 increased as the U.S. Federal Reserve Bank commenced its program of tapering of quantitative easing. This led to greater loan yields in this segment. This segment also saw an improvement in cash management services that improved the funding mix.

•
Other net interest income consists mainly of net interest income from the available for sale investment portfolio and deposits in the Central Bank and the financial cost of supporting our cash position and investment portfolio for trading, the interest income from which is recognized as net income from financial operations and not interest income. The result of the Bank’s inflation gap is also included in this line. The net interest income included as “other” totaled a gain of Ch$129,057 million in 2014 compared to a loss of Ch$56,149 million in 2013.  The financial impact of the gap between our assets and liabilities denominated in UFs including hedges was Ch$229,946 million in 2014, Ch$71,842 million in 2013 and Ch$71,238 million in 2012. The higher gain in 2014 can be explained by the greater UF inflation in 2014 compared to previous periods and the greater UF gap in 2014.

The following table shows our balances of loans and accounts receivable from customers and interbank loans by segment and sub-segment at the dates indicated.

	Year ended December 31,			% Change
	2014	2013	2012	2014/2013	2013/2012
	(in millions of Ch$, except percentages)
Individuals (Commercial banking)	11,083,815	9,710,249	8,941,860	14.1%	8.6%
Individuals (Santander Banefe)	752,267	727,452	730,362	3.4%	(0.4%)
Small and mid-sized companies	3,354,840	3,223,215	2,890,251	4.1%	11.5%
Companies and institutions	5,444,869	5,031,752	4,414,211	8.2%	14.0%
Global banking & markets	2,201,913	2,219,045	1,863,595	(0.8%)	19.1%
Other (1)	54,945	149,048	126,373	63.1%	17.9%
Total loans	22,892,649	21,060,761	18,966,652	8.7%	11.0%

(1)	Includes interbank loans.

For the years ended December 31, 2013 and 2012.  Our net interest income totaled Ch$1,076,762 million in the year ended December 31, 2013, an increase of 3.3% from Ch$1,042,734 million in 2012. Average interest earning assets increased 7.6% in the same period, driven mainly by lending to Individuals in commercial banking, Companies, SME and Global banking & markets. Net interest margin in 2013 was 4.63% compared to 4.82% in 2012. Net interest margins were negatively affected by the decrease of the average nominal rate we earned on our interest earning assets. This was mainly due to: (i) a switch in the loan mix away from higher yielding, but riskier segments such as Banefe, (ii) a lower interest rate environment and (iii) a decline in the UF inflation rate in 2013 compared to 2012.

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

The changes in net interest income by segment in 2013 as compared to 2012 were as follows:

•
Net interest income from Individuals in Commercial banking increased 1.4%, mainly as a result of the 8.6% increase in loan volumes in this segment. The Bank focused growth in the high end of this segment in order to focus on margins net of risks, especially considering that in 2014 the new maximum rate legislation was going to begin to affect the low end of the consumer market.

•
Net interest income from Individuals in Santander Banefe decreased 19.4% in 2013. Loans in this segment grew just 0.4% as the Bank focused growth in the higher income levels in this segment to increase profitability net of provisions, especially considering that in 2014 the new maximum rate legislation was going to begin to affect the profitability of this segment.

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

•
Other net interest income consists mainly of net interest income from the available for sale investment portfolio and deposits in the Central Bank and the financial cost of supporting our cash position and investment portfolio for trading, the interest income from which is recognized as net income from financial operations and not interest income. The result of the Bank’s inflation gap is also included in this line. The net interest income included as “other” totaled a loss of Ch$56,149 million in 2013 compared to a loss of Ch$40,479 million in 2012.  The lower UF inflation rate negatively affected net interest income from this segment. At the same time, in 2013, the Bank continued to reduce its excess cash position and to lend more, which resulted in lower financial investment income.

Fee and commission income

For the years ended December 31, 2014 and 2013.  Net fees and commission income decreased 1.1% to Ch$227,283 million in the twelve-month period ended December 31, 2014 compared to the same period in 2013. In 2014, the Bank continued to experience positive client base and product growth. These positive commercial efforts continued to be offset by regulations that lowered fees from collecting mandatory insurance for mortgage loans (mainly fire and earthquake insurance) and the difficulties in increasing fees following stricter regulations issued by the SERNAC Financiero, the newly formed consumer protection agency for financial services. See “Item 3.  Key Information—D. Risk Factors—Chile’s banking regulatory and capital markets environment is continually evolving and may change.”

The following table sets forth certain components of our income from services (net of fees paid to third parties directly connected to providing those services, principally fees relating to credit card processing and ATM network administration) in the years ended December 31, 2014, 2013 and 2012.

	Year ended December 31,			% Change
	2014	2013	2012	2014/2013	2013/2012
	(in millions of Ch$)
Credit, debit and ATM cards	43,161	39,325	53,934	9.8%	(27.1%)
Collections	35,355	45,190	56,472	(21.8%)	(20.0%)
Insurance brokerage	34,695	32,253	32,499	7.6%	(0.8%)
Letters of credit	32,403	30,131	28,523	7.5%	5.6%
Checking accounts	29,031	28,044	28,755	3.5%	(2.5%)
Custody and brokerage services	8,307	6,195	9,585	34.1%	(35.4%)
Lines of credit	7,015	7,025	9,296	(0.1%)	(24.4%)
Asset management	–	31,154	33,414	(100.0%)	(6.8%)
Others	37,316	10,519	18,094	254.7%	(41.9%)
Total fees and commission income, net	227,283	229,836	270,572	(1.1%)	(15.1%)

Fees from credit, debit and ATM cards increased by 9.8% in 2014, reflecting the positive growth of the usage of the Bank’s credit and debit cards. Active credit cards totaled 1,877,589 at year-end 2014 and increased 3.3% compared to year-end 2013.

Fees from collections decreased by 21.8% in 2014 compared to 2013. In 2014, we once gain auctioned to the lowest bidder the mandatory insurance products that are sold with mortgage loans. This negatively impacted collection fees where this income is recognized. At the same time in 2014, per new regulations, we began provisioning as a fee expense a portion of the life insurance fees collected by the Bank on behalf of insurance companies. We provisioned a total of Ch$6.8 billion of such fees in 2014. Several of the loan products that the Bank sells, mainly consumer and mortgage loans, are sold with a life insurance that covers the value of the loan in case of death. This insurance premium is collected by the Bank on behalf of insurance companies upfront at the moment the loan is originated to cover a period equal to the maturity of the loan. Therefore, if the client pre-pays the loan, we must return to the insurance company a portion of the fee collected. Insurance brokerage fees increased 7.6% as business volumes recovered in line with a recovery in client and product growth.

Fees from letters of credit and other contingent operations increased 7.5% in 2014. This increase was mainly due to positive performance of our international and foreign trade financing businesses with clients and also due to the depreciation of the peso against the U.S. dollar since this business is mainly transacted in foreign currency.

Fees from checking accounts increased 3.5% in 2014 compared to 2013. This was mainly due to a rise in the Bank’s checking account base. According to the latest data published by the SBIF as of November 2014, the Bank’s checking accounts totaled 815,182 compared to 772,436 in 2013 or a growth of 5.5%. Higher checking account balances both in retail banking as well as an increase in corporate cash management services also boosted fee growth in this product.

Brokerage and custody fees increased 34.1% in 2014 as compared to 2013. Despite lack luster performance of local equity markets, which hurt brokerage activity, the depreciation of the peso against the dollar positively affected brokerage and custody fees. At the same time the placing of local fixed income instruments on behalf of our clients drove income in this product as well.

Fees from lines of credit were essentially flat compared to 2013. Fee income from this product has stabilized as the client base expanded in 2014. This following various years of decline due to regulations, a decrease in lines of credit as the Bank reduced its exposure to clients with unhealthy financial behavior and restrictions on the increase of fees following the creation of the SERNAC Financiero.

Fees from our asset management business totaled Ch$0 in 2014. In December 2013, our Asset Management business was sold. In 2014, the Bank continued to broker asset management products for Santander Asset Management. These brokerage fees are included as other income from fees.

The rise in other fee income of 254.7% in 2014 compared to 2014 was mainly due to higher fees from the brokerage of asset management services. As mentioned in the paragraph above, the Bank is no longer in the asset management business, but serves as an exclusive broker for Santander Asset Management, the acquirer of our asset management business. In 2014, asset management brokerage fees totaled Ch$30,984 million.

The following table sets forth, for the periods indicated our fee income broken down by segment and sub-segment for the periods indicated:

	Year ended December 31,			% Change	% Change
	2014	2013	2012	2014/2013	2013/2012
	(in millions of Ch$)
Individuals (Commercial banking)	128,891	123,496	141,946	4.4%	(13.0%)
Individuals (Santander Banefe)	21,257	25,648	33,853	(17.1%)	(24.2%)
Small and mid-sized companies	47,011	37,641	38,115	24.9%	(1.2%)
Companies and institutions	29,405	29,249	28,373	0.5%	3.1%
Global banking and markets	21,952	18,022	19,159	21.8%	(5.9%)
Other	(21,233)	(4,220)	9,126	403.2%	–%
Total fees and commission income, net	227,283	229,836	270,572	(1.1%)	(15.1%)

Fees from Individuals in Commercial banking increased 4.4% in 2014 compared to 2013. Fees from Individuals in Santander Banefe decreased 17.1% in the same period. A key strategic focus in 2014 was to increase business activity in Individuals (commercial banking) which comprise mid-high income segments.  In mid-2013, the Bank executed a profound overhaul of its Client Relationship Management (CRM) systems and other changes to its commercial team front-office functions, which has continued to led to greater product sales and usage in this segment in 2014. At the same time, the Bank has de-emphasized growth in Santander Banefe which resulted in lower business activity and client growth in this segment, which is mainly dedicated to banking lower income individuals. Additionally, fees in this segment were impacted by the SERNAC Financiero’s restrictions on the increase of fees and the new regulations regarding the selling of mandatory insurance for mortgage loans.

The 24.9% increase in fees in 2014 from Small and mid-sized companies was mainly due to higher prices for some services in this segment.

The 0.5% increase in fees in Companies and institutions sub-segments, respectively, reflects the timid increase in business activity in general in line with the overall growth of the economy in 2014.

Fees from the Global banking and markets segment increased 21.8%. In 2014, this segment saw an important increase in cash management services, custody, financial advisory and other corporate services. Despite lower GDP growth in 2014, many Chilean companies performed various important transactions locally with the Bank. Other income fee income that was not attributed to any business segment totaled a loss of Ch$21,233 million in 2014 compared to a loss of Ch$1,561 million in 2013. This was mainly due to the fact that several of the regulations that affected fee income in 2014, mainly collection fees, were not attributed to any segment.

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

Fees from letters of credit and other contingent operations increased 5.6% in 2013. This increase was mainly due to positive performance of our international and foreign trade financing businesses with clients and also due to the depreciation of the peso against the U.S. dollar since this business is mainly transacted in foreign currency.

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

The fall in other fee income of 41.9% in 2013 compared to 2012 was mainly due to higher fee expenses paid related to fees paid for our collection efforts. This was offset by higher fees in our Companies, SMEs and Institutions business segments as the Bank focused on increasing banking services and activities with these clients. Fees from foreign currency exchange services increased 9.9% to Ch$3,554 million in 2013 compared to 2012. Financial advisory fees increased 5.8% to Ch$6,146 million in 2013 compared to 2012. Fees from office banking totaled Ch$1,812 million and increased 22.3% in 2013 compared to 2012 due to greater usage of this platform by Company segment clients.

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

The 1.2% decrease in fees in 2013 from Small and mid-sized companies was mainly due to a hike in prices and greater business growth in this segment.

The 3.1% increase in fees in Companies and institutions sub-segments, respectively, reflects the higher fees from letters of credits, office banking and foreign currency services, as well as greater business activity in general with these clients.

Fees from the Global banking and markets segment decreased by 5.9%, primarily due to a fall in volumes our brokerage unit and other corporate fees.

Financial transactions, net

The following table sets forth information regarding our income (loss) from financial transactions for the years ended December 31, 2014, 2013 and 2012.

	Year ended December 31,			% Change	% Change
	2014	2013	2012	2014/2013	2013/2012
	(in millions of Ch$)
Net income from financial operations	(159,647)	(20,289)	(64,079)	686.9%	(68.3%)
Foreign exchange profit (loss), net	272,212	144,726	146,378	88.1%	(1.1%)
Total financial transactions, net	112,565	124,437	82,299	(9.5%)	51.2%

For the years ended December 31, 2014 and 2013.  Total financial transactions, net, which is the sum of net income from financial operations and foreign exchange profit (loss), totaled Ch$112,565 million in the year ended December 31, 2014, a decrease of 9.5% compared to the same period in 2013. These results include the results of our Treasury Division’s trading business and financial transactions with customers, as well the results of our Financial Management Division.

Net income from financial operations was a loss of Ch$159,647 million in 2014 compared to a loss of Ch$20,289 million in 2013.

	Year ended December 31,			% Change	% Change
	2014	2013	2012	2014/2013	2013/2012
	(in millions of Ch$)
Derivatives classified as trading	(224,015)	(68,201)	(104,344)	228.5%	(34.6%)
Trading investments	45,952	29,985	36,338	53.2%	(17.5%)
Sale of loans	6,070	3,177	4,835	91.1%	(34.3%)
Available-for-sale instruments sales	6,934	10,258	(1,764)	(32.4%)	–
Other results	5,412	4,492	856	20.5%	424.8%
Net income (loss) from financial operations	(159,647)	(20,289)	(64,079)	686.9%	(68.3%)

The higher loss from financial operations in 2014 compared to 2013 was mainly due to:

(i)
Higher losses from derivatives classified as trading. In 2014, the average yearly exchange rate depreciated 15.2% compared to 1.8% in 2013. Movements in foreign currency affect this line item because it includes the valuation adjustments of our derivatives classified as trading. The Bank’s spot position includes all assets and liabilities in foreign currency and assets and liabilities in Ch$ linked to U.S.$ that are not derivatives. Internal policy prohibits us from opening a large exposure in foreign currency, but we usually have more liabilities in foreign currency (mainly US$) than assets in our spot position due to our long-term funding in foreign currency and deposits denominated in foreign currencies from Chilean exporters. This net foreign currency liability spot position is hedged using different instruments. Our long-term foreign currency funding is hedged with cross-currency swaps that are matched and are accounted under hedge accounting rules. Therefore, the liability and the corresponding hedge are recognized in foreign exchange profits, described below and not in this line item. Excluding this part of our funding in foreign currency, we are left with the foreign currency deposits and other short-term foreign currency funding mechanisms, which are larger than the foreign currency assets, mainly loans and cash. This difference is hedged with derivatives that are accounted as trading derivatives. As the peso depreciated against the dollar in 2014 at a higher rate than in 2013, the loss from derivatives classified as trading rose. For more details, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk—E. Market Risks—Market risk management— Market risk – local and foreign financial management.”

(ii)
This was partially offset by higher gains from our investment portfolio classified as trading. In this line item the mark-to-market and interest income of the trading portfolio are recognized. In 2014, the higher UF inflation increased interest from this portfolio and falling interest rates increased the mark-to-market gains. This explains the 53.2% increase in results from the trading portfolio compared to 2013, which totaled Ch$45,952 million.

The net result from foreign exchange transactions totaled a gain of Ch$272,212 million in 2014 compared to  Ch$144,726 million This difference was mainly the result of the greater depreciation of the Chilean peso against the U.S. dollar in 2014 compared to 2013. This line item includes the net result of our spot position in foreign currency.

	Year ended December 31,			% Change	% Change
	2014	2013	2012	2014/2013	2013/2012
	(in millions of Ch$)
Net profit or loss from foreign currency exchange differences	(370,282)	(242,841)	270,990	52.5%	–
Hedge-accounting derivatives	621,767	379,910	(120,610)	63.7%	–
Translation gains and losses over assets and liabilities indexed to foreign currencies, net	20,727	7,657	(4,002)	170.7%	–
Net results from foreign exchange profit (loss)	272,212	144,726	146,378	88.1%	(1.1%)

The effects on net income from the change in value of our spot foreign currency position are generally positive if the peso appreciates and negative if the peso depreciates as our spot funding base in foreign currency is larger than our spot asset position in foreign currency. As mentioned above, in general we do not open large exposures in foreign currency. The net foreign currency liability spot position is hedged using different instruments. Our long-term funding is hedged with cross-currency swaps that are matched and are accounted under hedge accounting rules. Therefore, the net liability spot position and the portion hedge with derivatives that are valued under hedge accounting are recognized in foreign exchange profits. The depreciation of the peso in 2014 led to a larger loss in the net profit or loss from foreign currency exchange, which reflects the value of our spot foreign currency position. This loss totaled Ch$370,282 million in 2014 compared to a loss of Ch$242,841 million in 2013. At the same time, the results from hedge-accounting derivatives increased from Ch$379,910 million in 2013 to Ch$621,767 million in 2014 arising from the net long position we have in hedge accounting derivatives that hedge our long-term foreign currency funding. For more details, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk—E. Market Risks—Market risk management— Market risk – local and foreign financial management.”

In order to more easily compare the results from financial transactions, net, we present the following table that separates the results by line of business for 2014, 2013 and 2012.

	Year ended December 31,			% Change
	2014	2013	2012	2014/2013	2013/2012
	(in millions of Ch$)
Santander Global Connect	50,740	44,860	52,703	13.1%	(14.9%)
Market-making with clients	33,097	34,258	34,991	(3.4%)	(2.1%)
Client treasury services	83,837	79,118	87,694	6.0%	(9.8%)
Sale of loans and charged-off loans	6,070	3,218	4,835	88.6%	(33.4%)
Proprietary trading	(1,113)	(1,963)	8,213	(43.3%)	—%
Financial Management Division (1)	23,771	44,064	(18,443)	(46.1%)	—%
Non-client treasury income (loss)	28,728	45,319	(5,395)	(36.6%)	—%
Total financial transactions, net	112,565	124,437	82,299	(9.5%)	51.2%

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

Client treasury services totaled Ch$83,837 million and increased 6.0% in 2014 compared to 2013. The results from Santander Global Connect and market-making mainly include the results from the sale of derivatives, foreign exchange and fixed income instruments to our client base. In 2014, the results from Santander Global Connect increased 13.1%. The depreciation of the peso led to a larger demand for hedging from our Corporate and Companies clients driving this income line. The results from market-making with client services decreased 3.4% in 2014, mainly due to lower business volumes of tailor-made treasury services sold to specific corporate clients. These results may vary year-to-year as some large operations with corporate clients may not be repeated in subsequent years.

The results from non-client treasury income decreased 36.6% and totaled a gain of Ch$28,728 million in 2014 compared to Ch$45,319 million in 2013. These results include the income from sale of loans, including charged-off loans, proprietary trading and the results from our Financial Management Division. The results from the sale of loans increased 88.6% to Ch$6,070 million in 2014. The results from proprietary trading totaled a loss of Ch$1,113 million. The Bank since year-end 2012, no longer has a proprietary trading area and these results are from residual positions that are being closed.

In 2014, income from the Bank’s Financial Management Division decreased 46.1% to Ch$23,771 million. This department manages the structural interest rate risk, the structural position in inflation-indexed assets and liabilities, capital requirements and liquidity levels. The aim of the Financial Management Division is to provide stability and continuity in our net interest income from commercial activities, and to ensure that we comply with internal and regulatory limits regarding liquidity, regulatory capital, reserve requirements and market risk. This lower result was mainly due to lower gains obtained from short-term interest rate differential between the U.S. dollar and the Chilean peso. As mentioned, the Bank has a greater spot position in liabilities denominated in foreign currency than assets. These principally U.S. dollar-denominated liabilities are hedged through derivatives, resulting in minimal foreign currency exposure, but this does result in the existence of a short-term interest rate differential between U.S. dollars and Chilean pesos, which produces a financial result registered here. This result is positive when interest rates in the US are trending up and local rates are falling and vice versa. At the same time, our interest expense related to foreign currency exchange rose proportionally. In 2014 and 2013, local rates went down relative to US rates, but this impact was more significant in 2013 when the end of quantitative easing was announced. This lower result is also partially offset by higher yield on liquidity recognized in net interest income, since the rise in inflation resulted in higher nominal yields earned over the Bank’s available for sale fixed income portfolio.

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

(ii)	Falling long-term interest rates. which resulted in higher realized gains from the sales of our available-for-instruments, which totaled Ch$10,258 million, and

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

By line of business, client treasury services decreased 9.8% in 2013 compared to 2012 and represented the majority of our financial transaction income. The results from Santander Global Connect and market-making mainly include the results from the sale of derivatives, foreign exchange and fixed income instruments to our client base. In 2013, the results from Santander Global Connect decreased 14.9% compared to 2012. In the first half of 2013, demand for hedging and derivative products on behalf of our clients was low given the low volatility of the exchange rate. Once the U.S. federal reserve announced the tapering of quantitative easing, the volatility of the exchange rate increased and business volumes recovered. The results from market-making with client services decreased 2.1% in 2013, mainly due to lower business volumes of tailor-made treasury services sold to specific corporate clients, especially in the first half of the year. These results may vary year-to-year as some large operations with corporate clients may not be repeated in subsequent years.

The results from non-client treasury income totaled a gain of Ch$45,319 million in 2013 compared to a loss of Ch$5,395 million in 2012. In 2013, the net results of our Financial Management Division were positive, since the Bank has a greater spot position in liabilities denominated in foreign currency than assets. These principally U.S. dollar-denominated liabilities are hedged through derivatives (short term foreign currency swaps) with minimal foreign currency exposure, but this does result in the existence of a short-term interest rate differential between U.S. dollars and Chilean pesos, which produces a financial result registered in financial transactions, net. This result is positive when interest rates in the US are trending up and local rates are falling and vice versa. In 2013, local rates, especially in the second half of the year began, to go down relative to US rates.   This better result from our Financial Management division in this line is partially offset by lower net interest income where the interest earned on peso- or UF-denominated asset is declining and the interest expense of the lower-yielding U.S.$-denominated liabilities is rising.

Other operating income

	Year ended December 31,			% Change	% Change
	2014	2013	2012	2014/2013	2013/2012
	(In millions of Ch$)
Income from assets received in lieu of payment	2,811	6,571	2,654	(57.2%)	147.6%
Net results from sale of investment in other companies	—	78,122	599	—%	12942.1%
Operational leases	805	328	142	145.4%	131.0%
Gain on sale of Bank property, plant and equipment	687	176	9,194	290.3%	(98.1%)
Recovery of generic provisions for contingencies	315	77	—	309.1%	100.0%
Insurance coverage for earthquake	661	725	262	(8.8%)	176.7%
Other	1,266	2,156	254	(41.3%)	748.8%
Sub-total other income	3,734	3,462	9,852	7.9%	(64.9%)
Total other operating income	6,545	88,155	13,105	(92.6%)	572.7%

For the years ended December 31, 2014 and 2013.  Total other operating income fell 92.6% in 2014 compared to 2013 and totaled a gain of Ch$6,545 million. This fall was mainly due to the fact that in 2013 we recognized a non-recurring gain from the sale of our asset management subsidiary, Santander Asset Management S.A. Administradora General de Fondos. In December 2013 our subsidiary Santander Asset Management S.A. Administradora General de Fondos was sold through a formal offer of purchase received in May 2013. The sale price was Ch$90,281 million for 100% of the shares. 99.99% were acquired by SAM Investment Holdings Limited and the remaining 0.01% by Santander Asset Management UK Holdings Limited, both related to Grupo Santander.  This operation generated a gain of Ch$78,122 million recorded within the net results from sale of investments in other companies. Additionally, the entities entered into a management service agreement for a 10-year period. This transaction was reviewed by independent external evaluators who were of the opinion that the price offered was reasonable in consideration of their fair value appraisals.  Based on this appraisal, the Audit Committee and the Board of Directors recommended the transaction. On December 5, 2013 an Extraordinary Shareholders’ meeting was held. The offer was accepted and thus, on December 6, 2013 the SBIF was informed of this transaction.

Apart from this item, other operating income was negatively affected by lower gains from income received from assets in lieu of payment as 2013 included various large operations that were not repeated in 2014.

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

Provision for loan losses

The following table sets forth, for the periods indicated, certain information relating to our provision for loan losses.

	Year ended December 31,			% Change	% Change
	2014	2013	2012	2014/2013	2013/2012
	(in millions of Ch$)
Provision for loan losses	(403,069)	(418,675)	(431,237)	(3.7%)	(2.9%)
Charge-off of loans analyzed on an individual basis	(10,811)	(8,071)	(5,470)	33.9%	47.6%
Recoveries on loans previously charged-off	58,977	55,284	33,015	6.7%	67.5%
Provision for loan losses, net	(354,903)	(371,462)	(403,692)	(4.5%)	(8.0%)
Year end loans (1)	22,892,649	21,060,761	18,966,652	8.7%	11.0%
Non-performing loans (2)	644,327	613,301	597,767	5.1%	2.6%
Impaired loans (3)	1,617,251	1,477,701	1,338,137	9.4%	10.4%
Allowance for loan losses (4)	684,317	614,933	550,048	11.3%	11.8%
Impaired loans / Year end loans (5)	7.06%	7.02%	7.06%
Non-performing loans / Year end loans (2)	2.81%	2.91%	3.15%
Allowances for loan losses / Total loans	2.99%	2.92%	2.90%
Coverage ratio non-performing loans (5)	106.21%	100.27%	92.02%

(1)	Includes Ch$11,943 million in 2014, Ch$125,449 million in 2013 and Ch$90,573 million in 2012 in interbank loans.

(2)	Non-performing loans include the aggregate unpaid principal and accrued but unpaid interest on all loans with at least one installment at least 90 days past-due.

(3)
Impaired loans include: (a) for loans individually evaluated for impairment: (i) the carrying amount of all loans to clients that are rated C1 through C4, D1 and D2 and (ii) the carrying amount of all loans to an individual client with at least one non-performing loan (which is not a residential mortgage loan past due less than 90 days), regardless of category; and (b) for loans collectively evaluated for impairment, the carrying amount of all loans to a client, when at least one loan  to that client is not performing or has been renegotiated. See “Note 9—Loans and Accounts Receivables from Customers—(a) Loans and accounts receivables from customers” in the Audited Consolidated Financial Statements.

(4)	Includes Ch$1 million in 2014, Ch$495 million in 2013 and Ch$159 million in 2012 in allowance for loan losses for interbank loans.

(5)	Calculated as allowance for loan losses divided by non-performing loans.

For the years ended December 31, 2014 and 2013. Provisions for loan losses, net of recoveries totaled Ch$354,903 million in 2013 and increased 3.7% compared to the amount of provisions recorded in 2013.

Provision for loan losses, which includes the full amount of provisions recognized as a result of loan growth and change in risk classification as well as the net result of provisions and charge-offs of loans analyzed on a group basis,  totaled Ch$403,069 million in 2014 compared to Ch$418,675 million in 2013 and decreased 3.7%. The following table breaks down provision for loans losses by loan product for the years ended December 31, 2014, 2013 and 2012.

				% Change
	2014	2013	2012	2014/2013	2013/2012
	(in millions of Ch$)
Interbank loans	494	(336)	(148)	—	127.0%
Commercial loans	(203,454)	(157,558)	(129,583)	29.1%	21.6%
Mortgage loans	(18,346)	(33,271)	(17,865)	(44.9%)	86.2%
Consumer loans	(180,666)	(222,964)	(280,094)	(19.0%)	(20.4%)
Contingent loans	(1,097)	(4,546)	(3,547)	(75.9%)	28.2%
Total(1)	(403,069)	(418,675)	(431,237)	3.7%	(2.9%)

(1)
Includes the full amount of provisions recognized as a result of loan growth and change in risk classification as well as the net result of provisions and charge-offs of loans analyzed on a group basis

Provisions established for the Bank’s consumer loans decreased by 19.0% to Ch$180,666 million in 2014 compared to 2013.  During the second half of 2014, and as a response to the ongoing improvement of the allowances models for loans, the Bank updated its allowances model for consumer loans. The models were calibrated with the aim of improving the prediction of client behavior and maintaining statistical and management standards. Part of these improvements consisted of the advancement of the models’ governance allowing technical and decisional approvals at different points of the approval process, more robust statistical processes and more historical information, allowing stronger parameters of the Probability of Non-Performance (PNP) and the Severity (SEV) involved in the provision calculation. These changes resulted in the release of consumer provisions of Ch$26,563 million in 2014. As this is a change in estimation, this improvement was recognized under the "Provisions for loan losses" in the Consolidated Statement of Income for the year in accordance with IAS 8. See “Item 5. Operating and Financial Review and Prospects—F. Selected Statistical Information-Classification of Loan Portfolio— Classification of Loan Portfolio-Loans analyzed on a group basis—Allowances for consumer loans.”

It is also important to point out that since 2012, the Bank has been pursuing a strategy of growing in higher income and less riskier segments in consumer lending and reducing relative exposure to the lower end of the consumer segment, which is mainly attended by Santander Banefe. This has resulted in improvements in asset quality of our consumer loan book as seen in the adjacent graph, despite the slowdown in economic growth in 2014.

This reduction in provision expense in consumer lending was offset by the 29.1% rise in provision for loan losses in commercial lending, which totaled Ch$203,454 million in 2014. During the second half of 2014, and as a response to the ongoing improvement of the allowances models for loans, the Bank updated its allowances model for commercial loans analyzed on a group basis. The models were calibrated with the aim of improving the prediction of client behavior and maintaining statistical and management standards. Part of these improvements consisted of the advancement of the models’ governance allowing technical and decisional approvals at different points of the approval process, more robust techniques of statistical processes and more historical information, allowing stronger parameters of the Probability of Non-Performance (PNP) and the Severity (SEV) involved in the provision calculation. These changes resulted in an increase in commercial provisions of Ch$45,141 million. As this is a change in estimation, this impact was recognized under the "Provisions for loan losses" in the Consolidated Statement of Income for the year in accordance with IAS 8.

At the same time in 2014, the lower economic growth also negatively affected asset quality in commercial loans, especially in the SME segment. This is reflected in the ratio of commercial impaired loans to total commercial loans rose from 6.9% in 2013 to 7.2% in 2014, mainly due to a rise in impaired loans in the SME segment that is more sensitive to economic cycles and the lower investment rates. In the middle-market and institutions and the global banking and markets segments, asset quality indicators were stable in 2014 compared to 2013.

Provisions for mortgage loans decreased 44.9% in 2014 compared to 2013.  This decrease was due to:

(i)
In the second quarter of 2013, the model for the renegotiated mortgage loan portfolio was updated. This was driven by the fact that after the 2010 earthquake the Bank offered temporary relief to some mortgage clients. A portion of this portfolio continued to perform out of range with our model. For this reason, the Risk Committee decided that the model needed to be updated in order to capture this event.

(ii)	The non-performing ratio for mortgage loans declined from 2.8% in 2013 to 2.7% in 2014 and the impaired mortgage loans ratio also improved from 5.7% in 2013 to 5.6% in 2014.

(ii)
Simultaneously in 2013, the Bank resolved a class action suit brought by CONADECUS, a consumer protection group, and renegotiated a group of residential mortgage loans that had a bullet payment due in 2013, which were offered to clients in 2010, following the earthquake. This also led to the rise in impaired residential mortgage loans and provisions in that year.

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

Additionally, the lower economic growth in 2014 resulted in a rise in charge-off of loans analyzed on an individual basis that totaled Ch$10,811 million in 2014 and rose 33.9% compared to 2013.

Recoveries on loans previously charged-off increased 6.7% in 2014 compared to 2013. This was due to higher recoveries of charged-off commercial loans, indirectly a reflection of higher charge-offs in the SME segment As the Bank has improved the asset quality in consumer lending, the growth rate of recoveries has also diminished.  The following table shows recoveries of loans previously charged-off by type of loan.

	Year ended December 31,			% Change	% Change
	2014	2013	2012	2014/2013	2013/2012
	(in millions of Ch$)
Recovery of loans previously charged-off
Consumer loans	36,908	36,004	22,015	2.5%	63.5%
Residential mortgage loans	5,122	4,735	2,305	8.2%	105.4%
Commercial loans	16,947	14,545	8,695	16.5%	67.3%
Total recoveries	58,977	55,284	33,015	6.7%	67.5%

In some instances, we will sell a portfolio of charged-off loans to a third party. Gain (loss) on these charged-off loans is recognized as net income from financial transactions as disclosed in “Note 27—Profit and Loss from Financial Operations” of our Audited Consolidated Financial Statements. The following table sets forth information about our sale of charged-off loans for the year ended December 31, 2014, 2013 and 2012.

	Year ended December 31,			% Change	% Change
	2014	2013	2012	2014/2013	2013/2012
	(in millions of Ch$)
Gains on sale of loans previously charged-off	4,809	1,500	2,090	220.6%	(28.2%)

The following table sets forth, for the periods indicated, our net provision expense broken down by business segment:

	Year ended December 31,			% Change	% Change
	2014	2013	2012	2014/2013	2013/2012
	(in millions of Ch$)
Individuals (Commercial banking)	(119,886)	(157,697)	(229,958)	(24.0%)	(31.4%)
Individuals (Santander Banefe)	(46,410)	(56,309)	(73,882)	(17.6%)	(23.8%)
Small and mid-sized companies (SMEs)	(160,581)	(101,611)	(80,144)	58.0%	26.8%
Companies and institutions	(27,319)	(41,497)	(24,532)	(34.2%)	69.2%
Global banking & markets	(701)	(14,739)	5,546	(95.2%)	—%
Other	(6)	391	(722)	—%	—%
Total provisions, net	(354,903)	(371,462)	(403,692)	(4.5%)	(8.0%)

Net provisions expense from individuals both in commercial banking and Santander Banefe decreased in 2014 compared to 2013 mainly due to improved credit quality of consumer loans as well as the modifications made to the consumer loan provisioning model, as mentioned above .

Net provision expense from SMEs increased 58.0%. This was due to the change in the provisioning model mentioned above and an increase in risk in this segment due to the slowdown in economic growth and the contraction of investment that the Chilean economy experienced in 2014.

Net provision expense from Companies and institutions decreased 34.2%. In 2013, the Bank performed various downgrades of specific clients in the retails, salmon, fishery and construction sectors that were not repeated in 2014.

Net provision expense from global banking and markets decreased 95.2% since 2013, when the Bank downgraded specific clients in the construction and retail sectors, which did not occur in 2014.

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

Net provision expense from SMEs increased 26.8%. This was due to the 11.5% increase in lending and the increase in credit risk of SME loans.

Net provision expense from Companies and institutions increased 69.2%. This was mainly due to the 14.0% increase in lending and to the downgrade of specific clients in the salmon, fishery, retail and construction sectors.

Net provision expense from global banking and markets totaled Ch$14,739 million compared to a reversal of Ch$5,546 million in 2012. This rise was mainly due to the downgrade of specific clients in the construction and retail sectors.

Operating expenses

The following table sets forth information regarding our operating expenses in the years ended December 31, 2014, 2013 and 2012.

	Year ended December 31,			% Change	% Change
	2014	2013	2012	2014/2013	2013/2012
	(in millions of Ch$)
Personnel salaries and expenses	(338,888)	(308,344)	(299,904)	9.9%	2.8%
Administrative expenses	(205,149)	(188,191)	(183,379)	9.0%	2.6%
Depreciation and amortization	(44,172)	(61,074)	(56,369)	(27.7%)	8.3%
Impairment	(36,664)	(244)	(90)	14,926.2%	171.1%
Other operating expenses	(58,946)	(52,338)	(59,637)	12.6%	(12.2%)
Total operating expenses	(683,819)	(610,191)	(599,379)	12.1%	1.8%
Efficiency ratio(1)	41.1%	40.2%	42.5%

(1)
The efficiency ratio is the ratio of total operating expenses to total operating income. Total operating income consists of net interest income, fee income, financial transactions, net and other operating income.

For the years ended December 31, 2014 and 2013. Operating expenses in the year ended December 31, 2014 increased 12.1% compared to the corresponding period in 2013. The efficiency ratio was 41.1% in 2014 compared to 40.2% in 2013.

The 9.9% increase in personnel salaries and expenses was mainly due to: (i) a 7.9% increase in personnel compensation which totaled Ch$213,364 million in 2014. Total headcount fell 0.3% to 11,478 people, but the higher inflation rate resulted in larger wage increases as well as the impact of the Bank’s meritocracy policies; (ii) a 13.8% increase in bonuses which totaled Ch$77,145 million, following a positive year for the Bank both in terms of financial and business goals; (iii) severance payments increased 19.5%  to Ch$10,551 million; and (iv) in March 2014, a new collective bargaining agreement was signed with the main unions, which became effective on October 1, 2014, and which will expire on December 31, 2018. This resulted in an increase in certain benefits related to the Bank’s health insurance fund and other benefits.

Administrative expenses increased 9.0% in the year ended December 31, 2014 compared to the corresponding period in 2013. The increase in administrative expenses was mainly due to the 13.9% increase in maintenance, repair of property, plant and equipment, which totaled Ch$17,498 million and the 7.6% rise in security services expenses that totaled Ch$17,089 million. In 2014, the Bank continued to refurbish branches, open new Santander Select branches and close Santander Banefe branches. The Bank also had to continue to increase the expenditure dedicated to securing and protecting ATM machines given the increase in theft and more regulations regarding ATM security. The rise in costs was also due to the 8.6% increase in office lease due to the higher inflation rate as these contracts are indexed to inflation. The Bank’s total branch network decreased from 493 offices to 474, but increased in areas of higher leasing costs due to the strategic shift towards higher income clients.

Depreciation and amortization expense decreased 27.7%, mainly due to the lower depreciation and amortization of intangible assets. In 2014, the Bank, following an extensive analysis of its intangible assets, performed an extraordinary charge-off of those intangible assets, mainly software, that were obsolete or were not contributing to the Bank’s business or earnings.

Impairment charges increased 14,926.2% in 2014 compared to 2013 and totaled Ch$36,664 million. The Bank initiated a plan to transform its business and operating model with a better focus on the client. Therefore, there have arisen a number of new requirements for the Bank to adapt to changing customer demands and establish new ways to interact with them. As a result of this change in strategy, the Bank evaluated a number of applications that were in use or in development and tested them for impairment. Following the testing, in accordance with IAS 36, the Bank has recognized an impairment of Ch$36,556 million in 2014 due to the abandonment of unnecessary systems.

The following table sets forth, for the periods indicated, our personnel salaries, administrative and depreciation and amortization expenses broken down by business segment. These amounts exclude impairment and other operating expenses.

	Year ended December 31,			% Change	% Change
	2014	2013	2012	2014/2013	2013/2012
	(in millions of Ch$)
Individuals (Commercial banking)	(350,964)	(298,173)	(291,562)	17.7%	2.3%
Individuals (Santander Banefe)	(44,657)	(52,370)	(51,797)	(14.7%)	1.1%
Small and mid-sized companies	(83,985)	(79,633)	(76,560)	5.5%	4.0%
Companies and institutions	(69,223)	(69,828)	(65,672)	(0.9%)	6.3%
Global banking and markets	(41,944)	(37,728)	(35,476)	11.2%	6.3%
Other	2,564	(19,877)	(18,585)	—%	7.0%
Total personnel, administrative expenses, depreciation and amortization (1)	(588,209)	(557,609)	(539,652)	5.5%	3.3%

(1)	Excludes impairment and other operating expenses.

By business segment, the 5.5% increase in costs excluding impairment and other operating expenses in 2014 compared to the corresponding period in 2013 was mainly due to the 17.7% increase in costs incurred by the Individuals (commercial banking). In 2014, the Bank continued with its strategy of increasing presence in this segment, which implied additional costs as a result of this expansion plan mainly in our distribution network and technology.  Costs in the Companies and institutions segment grew 5.5% in 2014 compared to 2013 as this segment was also priority for growth in 2013, increasing in terms of size of balance sheet and headcount. Costs in the SME segment increased 0.9%, reflecting the lower growth and lower results that led to an inferior growth of salaries and administrative expenses. Finally, costs in GBM rose 11.2% in line with business growth in this segment.

The following table sets forth information regarding Other operating expenses in the years ended December 31, 2014, 2013 and 2012.

	Year ended December 31,			% Change	% Change
	2014	2013	2012	2014/2013	2013/2012
	(in millions of Ch$)
Provisions and expenses for assets received in lieu of payment	4,066	4,824	10,176	(15.7%)	(52.6%)
Credit card expenses	2,638	2,157	6,362	22.3%	(66.1%)
Customer services	9,940	10,954	8,674	(9.3%)	26.3%
Operating charge-offs	6,153	8,222	8,366	(25.2%)	(1.7%)
Life insurance and general product insurance policies	8,919	7,348	7,211	21.4%	1.9%
Additional tax on expenses paid overseas	3,055	2,862	3,283	6.7%	(12.8%)
Provisions for contingencies	13,080	5,805	7,964	158.5%	(27.1%)
Expense for adopting chip technology on cards	2,400	2,283	–	5.1%	—%
Other	8,695	7,883	7,601	10.3%	3.7%
Total	58,946	52,338	59,637	12.6%	(12.2%)

Other operating expenses were Ch$58,946 million in 2014, a 12.6% increase compared to 2013. This increase was mainly due to higher provisions for contingencies that totaled Ch$13,080 million in 2014 compared to Ch$5,805 million in 2013. Compared to 2013, the rise in provision for contingencies was due to Ch$5 billion for future severance payments and Ch$2.4 billion for future costs related to chip technology for cards. This reflects the pending expense for customers that have yet to change their debit or credit card with the new chip technology, which is an on-going process.  See “Note 33—Other operating income and expenses” and “Note 20-Provisions” to our Audited Consolidated Financial Statements for more detail on Other operating expenses.

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

Administrative expenses increased 2.6% in the year ended December 31, 2013 compared to the corresponding period in 2012. The increase in administrative expenses was mainly due to: (i) the 33.1% increase in security and valuable transport services which increased from Ch$11,929 million in 2012 to Ch$15,879 million in 2013. In 2013 the Bank had to increase the expenditure dedicated to securing and protecting ATM machines given the increase in theft and more regulations regarding ATM security, (ii) the 17.2% increase in expenses relating to the IT and communication systems from Ch$24,873 million to Ch$29,144 million in 2012, in line with the Bank’s improvements of its CRM systems, phone banking and internet banking services; (iii) the 8.0% increase in expenses relating to outsourced computer services related to various IT upgrades, (iv) a 7.1% rise in branch rental expenses due to the greater number of branches rented following the sale of branches in 2012 and 2011 and (v) a 7.5% rise in expenses relating to the maintenance and repair of property as the bank refurbished branches and introduced its new brand Santander Select and transformed 44 branches into this new format for mid-higher income clients.

Depreciation and amortization expense increased 8.3%, mainly due to higher amortization expenses of intangible assets such as software and other computer systems that have been updated in recent periods.

By business segment, the 3.3% increase in costs in 2013 compared to the corresponding period in 2012 was mainly due to the 8.4% increase in costs incurred by Individuals in commercial banking. In 2013, the Bank continued with its strategy of increasing presence in this segment, which implied additional costs as a result of this expansion plan mainly in our distribution network and technology. At the same time clients were transferred form Santander Banefe to Individuals in commercial banking with their respective cost structure. Costs in Santander Banefe in 2013 fell 12.4% as the Bank continued with its strategy of reducing exposure to the lower end of the consumer market and increasing presence in other segments. Costs in the Companies and institutional segment fell 4.3% in 2013 compared to 2012 as some clients were re-segmented to the GBM segment. For this reason costs in GBM grew 7.9% in 2013 compared to 2012.

Other operating expenses were Ch$52,338 million in 2013, a 12.2% decrease compared to 2012. This decrease was mainly due to lower provisions and expenses for repossessed assets that totaled Ch$4,824 million in 2013 compared to Ch$10,176 million in 2012. This was offset by higher customer service expenses that includes costs related to our call center and higher other costs, which increased due to the Ch$2,283 million in expenses recorded in 2013 from the costs incurred in adopting chip technology for our ATM and credit cards.  See “Note 33—Other operating income and expenses” to our Audited Consolidated Financial Statements for more detail on Other operating expenses.

Income tax

	Year ended December 31,			% Change	% Change
	2014	2013	2012	2014/2013	2013/2012
	(in millions of Ch$)
Net income before tax	626,940	538,959	405,906	16.3%	32.8%
Income tax expense	(51,050)	(94,530)	(44,473)	(46.0%)	112.6%
Effective tax rate(1)	8.1%	17.5%	11.0%

(1)	The effective tax rate is the income tax expense divided by net income before tax.

For the years ended December 31, 2014 and 2013.  The Chilean Government enacted in 2014 a reform to the corporate tax structure. The statutory corporate tax rate increased from 20% to 21% in 2014 and will rise to 22.5% in 2015.

Total income tax expense by the Bank in 2014 totaled Ch$51,050 million, a 46.0% decrease compared to 2013.  The Bank paid an effective tax rate of 8.1% in 2014 compared to 17.5% in 2014. Income tax expenses in 2014 included a one-time non-cash income of Ch$39,262 million from the re-adjustments made to the Bank’s deferred tax asset base following passage of the new tax law. The Bank has more deferred tax assets than liabilities. This gain arises from the difference between the Bank’s accounting and tax books regarding how provisions and charge-offs are recognized. When the statutory rates were modified, the Bank’s net deferred tax assets increased as the future tax rates used to calculate this asset were gradually increased from 20% to 27%. The higher CPI inflation rate in 2014 compared to 2013 also resulted in greater permanent differences since the Bank, for Chilean tax purposes, must re-value its capital each year for the variation in CPI inflation. The table below demonstrates the effective tax rate reconciliation. See “Note 14—Current and Deferred Taxes” of the Audited Consolidated Financial Statements for more detail on income tax expense.

	As of December 31,
	2014		2013
	Tax rate	Amount	Tax rate	Amount
	%	Ch$mn	%	Ch$mn
Tax calculated over profit before tax	21.00	131,657	20.00	107,792
Permanent differences	(6.18)	(38,724)	(2.04)	(11,012)
Single penalty tax (rejected expenses)	0.12	746	0.07	392
Effect of tax reform changes on deferred tax	(6.26)	(39,262)	—	—
Real estate taxes	(0.54)	(3,357)	(0.55)	(2,987)
Other	—	(10)	0.06	345
Effective rates and expenses for income tax	8.14	51,050	17.54	94,530

For the years ended December 31, 2013 and 2012.  Our income tax expense increased by 112.6% in the year ended December 31, 2013 compared to the same period in 2012.  The statutory corporate tax rate in 2013 and 2012 was 20%. The Bank’s effective tax rate tends to be below the Chilean statutory rate because for tax purposes, the Bank is still required to recognize the effects of price level restatement on equity. The effective tax rate was 17.5% in 2013 compared to 11.0% in 2012. The higher effective tax rate in 2013 compared to 2012 was due to the fact that in September 2012, the statutory tax rate was increased from 18.5% to 20.0% and this created an income tax reversal of Ch$16,221 million in 2012, corresponding to the adjustment of deferred tax assets to the higher statutory rate. See “Note 14—Current and Deferred Taxes” of the Audited Consolidated Financial Statements for more detail on income tax expense.

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

The following table sets forth our contractual obligations and commercial commitments by time remaining to maturity.  As of the date of the filing of this Annual Report, the Bank does not have significant purchase obligations. As of December 31, 2014, the scheduled maturities of our contractual obligations and of other commercial commitments, including accrued interest, were as follows:

Contractual Obligations	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Subtotal up to 1 year	Between 1 and 5 years	More than 5 years	Subtotal after 1 year	Total
	(in millions of Ch$)
Obligations under repurchase agreements	—	390,331	1,453	342	392,126	—	—	—	392,126
Checking accounts, time deposits and other time liabilities (1)	6,873,781	5,343,226	2,480,158	2,289,405	16,986,570	130,427	58,699	189,126	17,175,696
Financial derivative contracts	—	125,884	176,048	319,488	621,420	1,028,017	911,947	1,939,964	2,561,384
Interbank borrowings	4,133	137,921	227,898	413,564	783,516	435,309	12,776	448,085	1,231,601
Issued debt instruments	—	176,649	319,516	691,227	1,187,392	2,693,946	1,903,774	4,597,720	5,785,112
Other financial liabilities (2)	114,564	1,934	746	3,305	120,549	41,733	42,843	84,576	205,125
Subtotal	6,992,478	6,175,945	3,205,819	3,717,331	20,091,573	4,329,432	2,930,039	7,259,471	27,351,044
Contractual interest payments (3)	2,301	43,155	126,047	445,275	616,778	1,362,292	786,150	2,148,442	2,765,220
Total	6,994,779	6,219,100	3,331,866	4,162,606	20,708,351	5,691,724	3,716,189	9,407,913	30,116,264

(1)	Includes demand deposits and other demand liabilities, cash items in process of being cleared and time deposits and other time liabilities.

(2)	Mainly includes amounts owed to credit card processors and to the Chilean Production Development Corporation (Corporación de Fomento de la Producción de Chile), the state development agency.

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

Operational Leases

Certain bank premises and equipment are leased under various operating leases. Future minimum rental commitments as of December 31, 2014 under non-cancelable leases are as follows:

As of December 31, 2014
(in millions of Ch$)
Due within 1 year	19,225
Due after 1 year but within 2 years	17,509
Due after 2 years but within 3 years	16,416
Due after 3 years but within 4 years	15,206
Due after 4 years but within 5 years	13,012
Due after 5 years	58,213
Total	139,581

Other Commercial Commitments

As of December 31, 2014, the scheduled maturities of other commercial commitments, including accrued interest, were as follows:

Other Commercial Commitments	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 5 years	More than 5 years	Total
	(in millions of Ch$)
Guarantees	122,176	188,378	620,143	522,233	28,224	1,481,154
Confirmed foreign letters of credit	54,701	108,218	43,001	—	—	205,920
Letters of credit issued	17,626	6,858	169,875	54,126	13,684	262,169
Pledges and other commercial commitments	2,426	26,807	4,085	42,495	—	75,813
Total other commercial commitments	196,929	330,261	837,104	618,854	41,908	2,025,056

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

The following table sets forth our consolidated and risk-weighted assets and regulatory capital as of December 31, 2014 and 2013 as required by the SBIF.

	Consolidated assets as of		Risk-weighted assets(1)
	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013
	(Ch$ million)
Asset Balance (Net of allowances)
Cash and deposits in bank	1,608,888	1,571,810	—	—
Unsettled transactions	531,373	604,077	90,203	66,672
Trading investments	774,815	287,567	89,605	40,924
Investments under resale agreements	—	17,469	—	3,494
Financial derivative contracts(4)	1,154,471	1,008,026	996,334	862,810
Interbank loans	11,918	125,395	2,384	25,079
Loans and accounts receivables from customers	22,179,938	20,327,021	19,519,483	18,071,792
Available for sale investments	1,651,598	1,700,993	190,137	238,835
Investments in other companies	17,914	9,681	17,914	9,681
Intangibles assets	40,983	66,703	40,983	66,703
Property, plant and equipment	211,561	180,215	211,561	180,215
Current taxes	2,241	1,643	224	164
Deferred taxes	282,173	230,215	28,221	23,022
Other assets	493,173	400,025	493,173	346,533
Off-balance sheet assets
Contingent loans	3,976,465	3,436,773	2,265,904	2,013,057
Total	32,937,549	29,967,613	23,946,126	21,948,981

			Ratio
	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013
	(Ch$ million)%			%
Basic capital(2)	2,609,896	2,325,678	7.92	7.73
Regulatory capital(3)	3,354,702	3,033,741	14.00	13.71

(1)	As required by local regulations.

(2)	As a percentage of total assets.

(3)	As a percentage of risk weighted assets (BIS ratio).

(4)	Include note to indicate that derivatives are shown as required by Chapter 12-1 RAN.

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

a) Trading

	As of December 31,
	2014	2013	2012
	(in millions of Ch$)
Central Bank and Government Securities
Chilean Central Bank bonds	270,004	75,577	267,008
Chilean Central Bank notes	–	100	3,397
Other Chilean Central Bank and government securities	461,340	189,962	48,160
Subtotal	731,344	265,639	318,565
Other Chilean Securities
Time deposits in Chilean financial institutions	–	–	3,531
Mortgage bonds of Chilean financial institutions	–	–	–
Chilean financial institutions bonds	–	10,042	–
Chilean corporate bonds	36,339	2,229	–
Other Chilean securities	–	–	–
Subtotal	36,339	12,271	3,531
Foreign securities
Foreign Financial Securities	–	–	–
Other foreign financial instruments	–	–	–
Subtotal		–	–
Investments in mutual funds	–	–	–
Funds managed by related entities	7,132	9,657	16,191
Subtotal	7,132	9,657	16,191

Total	774,815	287,567	338,287

b) Available for sale

	As of December 31,
	2014	2013	2012
	(in millions of Ch$)
Central Bank and Government Securities
Chilean Central Bank bonds	381,117	364,821	712,278
Chilean Central Bank notes	384	1,078	8,270
Other Chilean Central Bank and government securities	353,419	146,295	296,010
Subtotal	734,920	512,194	1,016,558
Other Chilean Securities
Time deposits in Chilean financial institutions	590,382	1,011,354	756,136
Mortgage bonds of Chilean financial institutions	31,693	33,856	37,319
Chilean financial institution bonds	–	–	–
Chilean corporate bonds	–	–	–
Other Chilean securities	–	–	321
Subtotal	622,075	1,045,210	793,776
Foreign Financial Securities
Central Bank and Government Foreign Securities	–	–	–
Other Foreign financial securities	294,603	143,589	15,824
Subtotal	294,603	143,589	15,824
Total	1,651,598	1,700,993	1,826,158

c) Held-to-maturity

No financial investments were classified as held-to-maturity as of December 31, 2014, 2013 and 2012.

The following table sets forth an analysis of our investments as of December 31, 2014 by remaining maturity and the weighted average nominal rates of such investments.

	Within one year	Weighted average Nominal Rate	After one year but within five years	Weighted average Nominal Rate	After five years but within ten years	Weighted average Nominal Rate	After ten years	Weighted average Nominal Rate	Total	Weighted average Nominal Rate
	(in millions of Ch$ , except rates)
Trading
Central Bank and Government Securities
Central Bank bonds	112,400	2.6	124,712	2.2	32,573	4.0	319	1.7	270,004	2.6
Central Bank notes	—	—	—	—	—	—	—	—	—	—
Central Bank and government securities	308,325	3.8	46,659	2.6	100,394	2.1	5,962	4.4	461,341	3.3
Subtotal	420,725		171,371		132,967		6,281		731,344
Other Chilean Securities
Time deposits in Chilean financial institutions	—	—	—	—	—	—	—	—	—	—
Mortgage bonds of Chilean financial institutions	—	—	—	—	—	—	—	—	—	—
Chilean financial institutions bonds	—	—	—	—	—	—	—	—	—	—
Chilean corporate bonds	—	—	249	2.9	36,090	3.0	-	-	36,339	3.0
Other Chilean securities	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	249	—	36,090	—	—	—	36,339
Investment in mutual funds
Mutual funds administered by related parties	7,132	0.3	—	—	—	—	—	—	7,132	0.3
Subtotal	7,132	—	—	—	—	—	—	—	7,132	—
Total	427,857		171,620		169,057		6,281		774,815

	Within one year	Weighted average Nominal Rate	After one year but within five years	Weighted average Nominal Rate	After five years but within ten years	Weighted average Nominal Rate	After ten years	Weighted average Nominal Rate	Total	Weighted average Nominal Rate
	(in millions of Ch$ , except rates)
Available for sale
Central Bank and Government Securities
Central Bank bonds	103,580	2.9	87,262	3.0	190,275	4.1	—	—	381,117	3.5
Central Bank notes	384	4.6	—	—	—	—	—	—	384	4.7
Central Bank and government securities	12,659	3.9	95,621	3.0	244,987	4.0	152	3.2	353,419	3.9
Subtotal	116,623		182,883		435,262		-		734,920
Other Chilean Securities
Time deposits in Chilean financial institutions	590,382	2.4	—	—	—	—	—	—	590,382	2.4
Mortgage bonds of Chilean financial institutions	71	4.9	1,493	3.4	9,504	3.8	20,625	3.6	31,693	3.7
Chilean financial institutions bonds	—	—	—	—	—	—	—	—	—	—
Chilean corporate bonds	—	—	—	—	—	—	—	—	—	—
Other Chilean securities	—	—	—	—	—	—	—	—	—	—
Subtotal	590,453		1,493		9,504		20,625		622,075
Other financial securities
Central Bank and Government Foreign Securities	—	—	—	—	—	—	—	—	—	—
Other Foreign financial securities	—	—	—	—	294,603	3.2	—	—	294,603	3.2
Subtotal	—	—	—	—	294,603	—	—	—	294,603	—
Total	707,076		184,376		739,369		20,777		1,651,598

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

	December 31, 2014	December 31, 2013
	Ch$ million
Balance as of (1):
Financial investments for trading	774,815	287,567
Available for sale investments	1,651,598	1,700,993
Encumbered assets (net) (2)	(112,015)	(71,896)
Net cash (3)	14,774	248,073
Net interbank deposits (4)	890,274	984,666
Total liquidity portfolio	3,219,446	3,149,403

	December 31, 2014	December 31, 2013
	Ch$ million
Average balance as of:
Financial investments for trading	571,479	412,012
Available for sale investments	1,673,423	1,706,631
Encumbered assets (net) (1)	(97,712)	(100,021)
Net cash (2)	(50,554)	29,812
Net interbank deposits (3)	788,958	858,699
Total liquidity portfolio	2,885,594	2,907,134

(1)	Assets encumbered through repurchase agreements are deducted from the liquidity portfolio

(2)	Cash minus reserve requirements

(3)	Includes overnight deposits in the Central Bank, domestic banks and foreign banks

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

The Central Bank also requires us to comply with the following liquidity limits:

•
The sum of the liabilities with a maturity of less than 30 days may not exceed the sum of the assets with a maturity of less than 30 days by an amount greater than our capital. This limit must be calculated in local currency and foreign currencies together as one gap. At December 31, 2014 the percentage of (i) our liabilities with a maturity of less than 30 days in excess of our assets with a maturity of less than 30 days to (ii) our capital and reserves was 32%.

•
The sum of the liabilities in foreign currency with a maturity of less than 30 days may not exceed the sum of the assets in foreign currency with a maturity of less than 30 days by more than an amount greater than our capital. At December 31, 2014 the percentage of (i) our liabilities with a maturity of less than 30 days in foreign currency in excess of our assets in foreign currency with a maturity of less than 30 days to (ii) our capital and reserves was 0%, as the Bank had more foreign currency assets than liabilities for the calculation of this limit.

•
The sum of the liabilities with a maturity of less than 90 days may not exceed the sum of the assets with a maturity of less than 90 days by more than 2 times our capital. This limit must be calculated in local currency and foreign currencies together as one gap. At December 31, 2013 the percentage of (i) our liabilities with a maturity of less than 90 days in excess of our assets with a maturity of less than 90 days to (ii) our capital and reserves was 15%.

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

	Year ended December 31,
	2014	2013	2012
	Millions of Ch$
Net cash provided by (used in) operating activities	282,423	645,166	(1,153,932)

Our operating activities generated cash of Ch$282,423 million in 2014. The consumption of cash due to loan growth was more than offset by growth of deposits and other liabilities. In 2013, operating activities generated cash in an amount of Ch$535,422million. In the fourth quarter of 2011 and first quarter of 2012, the Bank increased its cash position in light of greater market uncertainty abroad. As market conditions improved in the second half of 2012, the ALCO permitted the Financial Management Division to return to more normal levels of liquidity by prepaying costlier liabilities. Loan growth was also a factor in the consumption of cash in operating activities in 2012.

	Year ended December 31,
	2014	2013	2012
	Millions of Ch$
Net cash (used in) provided by investment activities	(92,666)	30,000	(72,087)

In 2014, the Bank’s investment activities consumed cash in an amount of Ch$92,666 million. This was mainly due to the purchases of property, plant and equipment and the acquisition of intangibles. In 2013 we sold our asset management business for Ch$90,281 million. In 2012, cash used in investing activities was Ch$72,087 million, mainly due to investments in property, equipment and technology as part of investment programs to modernize and improve the efficiency in retail banking activities.

	Year ended December 31,
	2014	2013	2012
	Millions of Ch$
Net cash used in financing activities	(265,156)	(240,687)	(289,416)

In 2014, 2013 and 2012, the net cash used in financing activities can be explained by the Bank’s annual dividend payment each year partially offset by issuances of subordinated debt in 2013.

Deposits and Other Borrowings

The following table sets forth our average balance of liabilities for the years ended December 31, 2014, 2013 and, 2012, in each case together with the related average nominal interest rates paid thereon.

	2014			2013			2012
	Average Balance	% of Total Average Liabilities	Average Nominal Rate	Average Balance	% of Total Average Liabilities	Average Nominal Rate	Average Balance	% of Total Average Liabilities	Average Nominal Rate
	(millions of Ch$, except percentages)
Interest-bearing liabilities
Savings accounts	108,185	0.3%	5.0%	103,760	0.4%	1.9%	102,420	0.4%	2.5%
Time deposits	11,952,994	36.5%	3.4%	9,949,401	36.8%	4.5%	9,659,815	38.5%	5.2%
Central Bank borrowings	6,906	—	0.2%	221	—	6.3%	4,469	—	5.2%
Repurchase agreements	413,263	1.3%	2.0%	266,883	1.0%	5.6%	369,338	1.5%	4.2%
Mortgage finance bonds	81,805	0.2%	11.9%	102,778	0.4%	8.0%	131,070	0.5%	8.6%
Other interest bearing liabilities	6,865,084	21.0%	6.9%	6,850,953	25.3%	4.7%	5,927,893	23.6%	5.3%
Subtotal interest-bearing liabilities	19,428,237	59.4%	4.6%	17,273,996	63.9%	4.6%	16,195,005	64.5%	5.3%

Non-interest bearing liabilities
Non-interest bearing deposits	5,386,272	16.5%		4,620,849	17.1%		4,177,432	16.6%
Derivatives	2,719,386	8.3%		1,467,723	5.4%		1,141,169	4.5%
Other non-interest bearing liabilities	2,501,651	7.6%		1,325,975	4.9%		1,395,112	5.6%
Shareholders’ equity	2,689,037	8.2%		2,349,448	8.7%		2,187,716	8.8%
Subtotal non-interest bearing liabilities	13,296,346	40.6%		9,763,995	36.1%		8,901,429	35.5%
Total liabilities	32,724,583	100.0%		27,037,991	100.0%		25,096,434	100.0%

Our most important source of funding is our deposits. Average time deposits plus non-interest bearing demand deposits represented 53.0% of our average total liabilities and shareholders’ equity in 2014. Our current funding strategy is to continue to utilize all sources of funding in accordance with their costs, their availability and our general asset and liability management strategy. Special emphasis is being placed on lengthening the maturities of funding with institutional clients, diversifying our bond holder base and broadening our core deposit funding. We believe that broadening our deposit base by increasing the number of account holders has created a more stable funding source.

Composition of Deposits

The following table sets forth the composition of our deposits and similar commitments at December 31, 2014, 2013, 2012, 2011 and 2010.

	2014	2013	2012	2011	2010
	(in millions of Ch$)
Demand deposits and other demand obligations
Current accounts	5,131,130	4,403,526	4,006,143	3,543,776	3,330,352
Other deposits and demand accounts	554,785	569,395	455,315	350,519	368,934
Other demand obligations	794,582	647,842	508,561	519,520	537,148
Subtotals	6,480,497	5,620,763	4,970,019	4,413,815	4,236,434
Time deposits and other time deposits
Time deposits	10,303,167	9,567,855	9,008,902	8,816,766	7,154,396
Time saving accounts	107,599	104,143	101,702	102,831	103,191
Other time deposits	3,174	3,274	1,609	1,517	1,170
Subtotals	10,413,940	9,675,272	9,112,213	8,921,114	7,258,757
Total deposits and other commitments	16,894,437	15,296,035	14,082,232	13,334,929	11,495,191
Maturity of Interest Bearing Deposits

The following table sets forth information regarding the currency and maturity of our interest bearing deposits as of December 31, 2014, expressed in percentages of our total deposits in each currency category. UF-denominated deposits are similar to peso-denominated deposits in all respects, except that the principal is readjusted periodically based on variations in the Chilean consumer price index.

	Ch$	UF	Foreign Currencies	Total
Demand deposits	0.03%	0.09%	0.00%	0.03%
Savings accounts	0.02%	7.12%	0.00%	1.03%
Time deposits:
Maturing within 3 months	76.00%	45.46%	93.56%	74.73%
Maturing after 3 but within 6 months	15.83%	22.91%	5.47%	15.02%
Maturing after 6 but within 12 months	6.95%	16.86%	0.94%	7.31%
Maturing after 12 months	1.17%	7.56%	0.03%	1.88%
Total time deposits	99.95%	92.79%	100.00%	98.94%
Total deposits	100.00%	100.00%	100.00%	100.00%

The following table sets forth information regarding the maturity of our outstanding time deposits in excess of U.S.$100,000 as of December 31, 2014.

	Ch$	UF	Foreign Currencies	Total
	(in millions of Ch$)
Time deposits:
Maturing within 3 months	5,377,657	679,321	1,724,906	7,781,884
Maturing after 3 but within 6 months	1,120,528	342,400	100,933	1,563,861
Maturing after 6 but within 12 months	492,057	251,859	17,361	761,277
Maturing after 12 months	82,752	112,888	504	196,144
Total time deposits	7,072,994	1,386,468	1,843,704	10,303,166

Short-term Borrowings

The principal categories of our short-term borrowings are repurchase agreements and interbank borrowings. The table below presents the amounts outstanding at each year-end indicated and the weighted-average nominal interest rate for each such year by type of short-term borrowing.

	2014		2013		2012
	Balance	Weighted-Average Nominal Interest Rate	Balance	Weighted-Average Nominal Interest Rate	Balance	Weighted-Average Nominal Interest Rate
	(in millions of Ch$, except percentages)
Obligations arising from repurchase agreements	392,126	0.2%	208,972	0.3%	304,117	0.4%
Obligations with the Central Bank	94	0.5%	220	0.5%	398	0.5%
Loans from domestic financial institutions	66,006	0.2%	500	0.1%	—	—
Foreign obligations	717,416	0.2%	1,529,511	0.3%	1,272,994	0.4%
Total short-term borrowings	1,175,642	0.2%	1,739,203	0.3%	1,577,509	0.4%

The following table shows the average balance and the average nominal rate for each short-term borrowing category for the years indicated.

	2014		2013		2012
	Average Balance	Average Nominal Interest Rate	Average Balance	Average Nominal Interest Rate	Average Balance	Average Nominal Interest Rate
	(in millions of Ch$, except percentages)
Obligations arising from repurchase agreements	413,263	2.0%	266,883	5.6%	369,338	4.2%
Obligations with the Central Bank	6,906	0.2%	221	6.3%	4,469	5.2%
Loans from domestic financial institutions	100,513	4.9%	33,834	4.6%	6,171	3.7%
Foreign obligations	1,508,559	1.3%	1,543,337	1.0%	1,578,051	0.8%
Total short-term borrowings	2,029,241	1.6%	1,844,275	1.8%	1,958,029	1.4%

The following table presents the maximum month-end balances of our principal sources of short-term borrowings during the years indicated.

	Maximum 2014 Month-End Balance	Maximum 2013 Month-End Balance	Maximum 2012 Month-End Balance
	(in millions of Ch$)
Obligations arising from repurchase agreements	392,126	471,486	571,211
Obligations with the Central Bank	205	370	766
Loans from domestic financial institutions	206,530	251,600	70,000
Foreign obligations	1,809,514	1,802,127	1,854,398
Total short-term borrowings	2,408,375	2,525,583	2,496,375

Total Borrowings

	As of December 31, 2014
	Long-term	Short-term	Total
	(in millions of Ch$)
Central Bank credit lines for renegotiations of loans (a)	—	94	94
Obligations under repurchase agreements	—	392,126	392,126
Mortgage finance bonds (b)	74,948	6,561	81,509
Senior bonds (c)	3,701,885	1,166,602	4,868,487
Mortgage bonds(d)	105,422	3,778	109,200
Subordinated bonds(e)	715,465	10,451	725,916
Borrowings from domestic financial institutions	—	66,006	66,006
Foreign borrowings(f)	448,085	717,416	1,165,501
Other obligations(g)	84,576	120,549	205,125
Total borrowings	5,130,381	2,483,583	7,613,964

	As of December 31, 2013
	Long-term	Short-term	Total
	(in millions of Ch$)
Central Bank credit lines for renegotiations of loans (a)	—	220	220
Obligations under repurchase agreements	—	208,972	208,972
Mortgage finance bonds (b)	95,174	6,493	101,667
Senior bonds (c)	2,586,989	1,603,929	4,190,918
Mortgage bonds(d)	70,339	—	70,339
Subordinated bonds(e)	697,268	138,466	835,734
Borrowings from domestic financial institutions	—	500	500
Foreign borrowings(f)	152,146	1,529,511	1,681,657
Other obligations(g)	88,083	101,698	189,781
Total borrowings	3,689,999	3,589,789	7,279,788

	As of December 31, 2012
	Long-term	Short-term	Total
	(in millions of Ch$)
Central Bank credit lines for renegotiations of loans	—	398	398
Obligations under repurchase agreements	—	304,117	304,117
Mortgage finance bonds	6,863	121,223	128,086
Senior bonds	534,852	3,182,361	3,717,213
Subordinated bonds	16,037	709,953	725,990
Borrowings from domestic financial institutions	—	—	—
Foreign borrowings	164,611	1,272,994	1,437,605
Other obligations	101,335	91,276	192,611
Total borrowings	823,698	5,682,322	6,506,020

(a) Credit lines for renegotiations of loans

Central Bank borrowings include credit lines for the renegotiations of loans and other Central Bank borrowings. The maturities of the outstanding amounts due are as follows:

	As of December 31, 2014	As of December 31, 2013
	(in millions of Ch$)
Due within 1 year	94	220
Total	94	220

(b) Mortgage finance bonds

These bonds are used to finance mortgage loans. Their principal amounts are amortized on a quarterly basis.  The range of maturities of these bonds is between five and twenty years.  Loans are indexed to UF and pay a yearly interest rate of 5.83% as of December 31, 2014.

As of December 31, 2014
(in millions of Ch$)
Due within 1 year	6,561
Due after 1 year but within 2 years	6,971
Due after 2 years but within 3 years	8,282
Due after 3 years but within 4 years	10,366
Due after 4 years but within 5 years	6,198
Due after 5 years	43,131
Total mortgage finance bonds	81,509

The following table sets forth, at the dates indicated, our issued senior bonds. The bonds are denominated principally in UFs or U.S. dollars, and are principally used to fund assets with similar durations.

	As of December 31,
	2014	2013	2012
	(in millions of Ch$)
Senior Bonds in UF	1,797,438	1,964,905	2,025,105
Senior Bonds in U.S.$	2,191,347	1,658,789	1,269,454
Senior Bonds in CHF	443,186	246,284	90,249
Senior Bonds in Ch$	236,025	277,530	293,933
Senior Bonds in CNY	—	43,410	38,472
Current bonds in AUD	62,472	—	—
Santander bonds in JPY	138,019	—	—
Total senior bonds	4,868,487	4,190,918	3,717,213

The maturities of these bonds are as follows:

As of December 31, 2014
(in millions of Ch$)
Due within 1 year	1,166,602
Due after 1 year but within 2 years	646,380
Due after 2 years but within 3 years	1,037,521
Due after 3 years but within 4 years	381,263
Due after 4 years but within 5 years	566,430
Due after 5 years	1,070,291
Total bonds	4,868,487

In 2014, the Bank issued bonds for UF11,400,000; CLP 75,000,000,000; CHF 300,000,000; USD 750,000,000, AUD 125,000,000, and JPY 27,300,000,000 detailed as follows:

Series	Amount		Term	Issuance rate	Issuance date	Series issued amount		Maturity date
EB Series	UF	2,000,000	5 years	3.50% per annum simple	02-21-2014	UF	2,000,000	10-01-2018
ED Series	UF	2,000,000	7 years	3.50% per annum simple	08-28-2014	UF	2,000,000	01-01-2021
EF Series	UF	2,400,000	10 years	3.40% biannually	10-29-2014	UF	2,400,000	01-01-2024
SB Series	UF	3,000,000	5 years	2.65% biannually	12-11-2014	UF	3,000,000	07-01-2019
SA Series	UF	2,000,000	10 years	3.00% biannually	12-16-2014	UF	2,000,000	01-01-2024
UF Total	UF	11,400,000
EA Series	CLP	25,000,000,000	5 years	6.20% per annum simple	02-22-2014	CLP	25,000,000,000	09-01-2018
SE Series	CLP	50,000,000,000	5 years	5.50% per annum simple	11-21-2014	CLP	50,000,000,000	07-01-2019
CLP Total	CLP	75,000,000,000
CHF Bond	CHF	300,000,000	3 years	1.0% per annum simple	01-31-2014	CHF	300,000,000	07-31-2017
CHF Total	CHF	300,000,000
DN Current Bond	USD	250,000,000	5 years	Libor (3 months) + 75 bp	02-19-2014	USD	250,000,000	02-19-2019
Floating Bond	USD	500,000,000	5 years	Libor (3 months) + 90 bp	04-15-2014	USD	500,000,000	04-11-2017
USD Total	USD	750,000,000
AUD Bond	AUD	125,000,000	3 years	4.50% per annum simple	03-13-2014	AUD	125,000,000	03-13-2017
AUD Total	AUD	125,000,000
JPY Floating Bond	JP	Y6,600,000,000	3 years	Libor (3 months) + 65 bp	04-24-2014	JP	Y6,600,000,000	04-24-2017
JPY Current Bond	JP	Y2,000,000,000	3 years	0.72% per annum simple	04-24-2014	JP	Y2,000,000,000	04-24-2017
JPY Current Bond	JP	Y18,700,000,000	5 years	0.97% per annum simple	04-24-2014	JP	Y18,700,000,000	04-24-2019

JPY Total	JP	Y27,300,000,000

During 2014, the Bank repurchased bonds for CLP 118,409,000,000 and UF 6,000,000.

(d) Mortgage bonds

These bonds are used to finance mortgage loans with certain characteristics such as loan-to-value ratios below 80% and a debt servicing ratio of the client lower than 20%. All outstanding mortgage bonds are UF denominated.

The maturities of our mortgage bonds are as follows:

	As of December 31,
	2014	2013
	Ch$mn	Ch$mn

Due within 1 year	3,778	—
Due after 1 year but within 2 years	6,065	—
Due after 2 year but within 3 years	6,261	—
Due after 3 year but within 4 years	6,463	—
Due after 4 year but within 5 years	6,671	—
Due after 5 years	79,962	70,339
Total senior bonds	109,200	70,339

In 2014, the Bank issued bonds for UF 1,500,000, detailed as follows:

	Amount	Term	Issuance rate	Issuance date	Series issued amount	Maturity
AB Series	UF1,500,000	18 years	3.20% biannually	09-01-2014	UF1,500,000	04-01-2032
Total UF	UF1,500,000

(e) Subordinated bonds

The following table sets forth, at the dates indicated, the balances of our subordinated bonds. The following table sets forth, at the dates indicated, our issued subordinated bonds. The bonds are denominated principally in UFs or U.S. dollars, and are principally used to fund the Bank’s mortgage portfolio and are considered to be a part of our regulatory capital.

	As of December 31,
	2014	2013	2012
	(in millions of Ch$)
Subordinated bonds denominated in U.S.$	3	139,802	174,285
Subordinated bonds linked to the UF	725,913	695,932	551,705
Total subordinated bonds	725,916	835,734	725,990

The maturities of these bonds, which are considered long-term, are as follows.

As of December 31, 2014
(in millions of Ch$)
Due within 1 year	10,451
Due after 1 year but within 2 years	6,311
Due after 2 years but within 3 years	–
Due after 3 years but within 4 years	–
Due after 4 years but within 5 years	–
Due after 5 years	709,154
Total subordinated bonds	725,916

During 2014, the Bank did not issue subordinated bonds.

(f) Foreign borrowings

These are short-term and long-term borrowings from foreign banks used to fund our foreign trade business. The maturities of these borrowings are as follows.

As of December 31, 2014
(in millions of Ch$)
Due within 1 year	717,416
Due after 1 year but within 2 years	242,863
Due after 2 years but within 3 years	192,522
Due after 3 years but within 4 years	–
Due after 5 years	12,700
Total loans from foreign financial institutions	1,165,501

(g) Other obligations

Other obligations are summarized as follows:

As of December 31, 2014
MCh$
Long term obligations
Due after 1 years but within 2 years	3,380
Due after 2 years but within 3 years	2,248
Due after 3 years but within 4 years	20,988
Due after 4 years but within 5 years	15,116
Due after 5 years	42,844
Long-term financial obligations subtotals	84,576

Short term obligations:
Amounts due to credit card operators	112,530
Acceptance of letters of credit	2,496
Other long-term financial obligations, short-term portion	5,523
Short-term financial obligations subtotals	120,549

Other financial obligations totals	205,125

Other Off-Balance Sheet Arrangements and Commitments

In the normal course of our business, we are party to transactions with off-balance sheet risk. These transactions expose us to credit risk in addition to amounts recognized in the consolidated financial statements. The most important off-balance sheet item is contingent loans. Contingent loans consist of guarantees granted by us in Ch$, UF and foreign currencies (principally U.S.$), unused letters of credit and commitments to extend credit such as overdraft protection and credit card lines of credit. Such commitments are agreements to lend to a customer at a future date, subject to the customer compliance with the contractual terms. Since a substantial portion of these commitments is expected to expire without being drawn upon, the total amount of commitments does not necessarily represent our actual future cash requirements. We use the same credit policies in making commitments to extend credit as we do for granting loans, therefore, in the opinion of our management, our outstanding commitments represent normal credit risk.

The following table presents the Bank’s outstanding contingent loans as of December 31, 2014, 2013 and 2012:

	As of December 31,
	2014	2013	2012
	(in millions of Ch$)
Issued and documented letters of credit	205,920	218,032	199,420
Confirmed foreign letters of credit	75,813	127,600	113,878
Documented guarantees	1,481,154	1,212,799	1,046,114
Other guarantees	262,169	181,416	139,059
Subtotals	2,025,056	1,739,847	1,498,471
Lines of credit with immediate availability	5,699,573	5,141,831	4,933,335
Other irrevocable obligation	109,520	47,376	63,828
Totals	7,834,149	6,929,054	6,495,634

Asset and Liability Management

Please refer to “Item 11.  Quantitative and Qualitative Disclosures about Market Risk” for information regarding our policies with respect to asset and liability management.

Capital Expenditures

The following table reflects capital expenditures in each of the three years ended December 31, 2014, 2013 and 2012:

	Year Ended December 31,
	2014	2013	2012
	(in millions of Ch$)
Land and Buildings	24,957	17,470	17,177
Machinery, Systems and Equipment	22,785	20,171	14,570
Furniture, Vehicles, Other(1)	11,346	3,148	4,991
Total	59,088	40,789	36,738

(1)	Includes assets ceded under operating leases.

The increase in capital expenditures in 2014 was mainly due to higher investments in IT hardware and software, and to refurbish branches.

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

The nominal interest rate has been calculated by dividing the amount of interest and principal changes in the UF index (gain or loss) during the period by the related average balance, both amounts expressed in constant pesos. The nominal rates calculated for each period have been converted into real rates using the following formulas:

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

The following tables show, by currency of denomination, average balances and, where applicable, interest amounts and real rates for our assets and liabilities for the years ended December 31, 2014, 2013 and 2012.

	For the year ended December 31,
	2014				2013				2012
	Average Balance	Interest Earned	Average Real Rate	Average Nominal Rate	Average Balance	Interest Earned	Average Real Rate	Average Nominal Rate	Average Balance	Interest Earned	Average Real Rate	Average Nominal Rate
Assets
Interest earning assets
Deposits in Central Bank
Ch$	477,977	8,728	1.9%	1.8%	246,757	4,092	(0.7)%	1.7%	528,682	18,346	2.0%	3.5%
UF	-	-	-%	-%	-	-	-%	-%	-	-	-%	-%
Foreign currency	-	-	-%	-%	-	-	-%	-%	-	-	-%	-%
Total	477,977	8,728	1.9%	1.8%	246,757	4,092	(0.7)%	1.7%	528,682	18,346	2.0%	3.5%
Financial investments
Ch$	1,339,117	40,701	3.0%	3.0%	1,067,737	68,060	3.9%	6.4%	1,593,870	82,257	3.6%	5.2%
UF	295,570	38,906	13.1%	13.2%	434,485	14,945	1.0%	3.4%	132,209	10,961	6.7%	8.3%
Foreign currency	1,368,089	6,047	16.6%	0.4%	523,584	2,013	7.4%	0.4%	593,645	636	(9.5)%	0.1%
Total	3,002,776	85,654	10.2%	2.8%	2,025,806	85,018	4.2%	4.2%	2,319,724	93,854	0.4%	4.0%
Commercial Loans
Ch$	5,658,176	474,537	8.4%	8.4%	5,474,890	496,055	6.5%	9.1%	4,874,036	559,194	9.8%	11.5%
UF	4,077,560	381,244	9.3%	9.3%	3,689,570	250,748	4.3%	6.8%	3,746,119	261,493	5.4%	7.0%
Foreign currency	2,874,210	67,140	18.8%	2.3%	2,645,594	57,157	9.3%	2.2%	1,907,824	53,175	(7.0)%	2.8%
Total	12,609,946	922,921	11.1%	7.3%	11,810,054	803,960	6.4%	6.8%	10,527,979	873,862	5.2%	8.3%

	For the year ended December 31,
	2014				2013				2012
	Average Balance	Interest Earned	Average Real Rate	Average Nominal Rate	Average Balance	Interest Earned	Average Real Rate	Average Nominal Rate	Average Balance	Interest Earned	Average Real Rate	Average Nominal Rate
Consumer loans
Ch$	3,502,026	600,869	22.2%	17.2%	3,196,286	607,136	16.2%	19.0%	2,735,628	525,209	17.4%	19.2%
UF	91,668	11,191	17.0%	12.2%	100,042	9,951	7.4%	9.9%	120,620	11,570	8.0%	9.6%
Foreign currency	27,606	-	21.0%	-%	22,187	1	7.0%	-%	16,009	-	(9.6)%	-%
Total	3,621,300	612,060	22.1%	16.9%	3,318,515	617,088	15.9%	18.6%	2,872,257	536,779	16.9%	18.7%
Mortgage loans
Ch$	23,758	4,918	20.7%	20.7%	31,403	2,267	4.7%	7.2%	28,170	2,236	6.4%	7.9%
UF	6,535,989	591,446	9.0%	9.0%	5,554,152	356,304	4.0%	6.4%	5,157,859	363,496	5.5%	7.0%
Foreign currency	-	-	-%	-%	-	-	-%	-%	-	-	-%	-%
Total	6,559,747	596,364	9.0%	9.0%	5,585,555	358,571	4.0%	6.4%	5,186,029	365,732	5.5%	7.2%
Interbank loans
Ch$	4,356	139	3.1%	3.2%	5,102	195	1.4%	3.8%	214	-	(1.5%)	-%
UF	-	-	-%	-%	-	-	-%	-%	-	-	-%	-%
Foreign currency	1	-	16.1%	-%	3	-	7.0%	-%	129,581	790	(9.0)%	0.6%
Total	4,357	139	3.1%	3.2%	5,105	195	1.4%	3.8%	129,795	790	(9.0)%	0.6%
Investment Agreements to resell
Ch$	4,074	793	19.5%	19.5%	31,446	2,050	4.1%	6.5%	2,580	163	4.8%	6.3%
UF	-	95	-%	-%	90	5	3.1%	5.6%	17,900	1,074	4.4%	6.0%
Foreign currency	-	-	-%	-%	-	-	-%	-%	-	-	-%	-%
Total	4,074	888	19.5%	19.5%	31,536	2,055	4.1%	6.5%	20,480	1,237	4.5%	6.0%
Threshold
Ch$	31	-	-%	-%	-	-	-%	-%	2	-	(1.5)%	-%
UF	-	-	-%	-%	-	-	-%	-%	-	-	-%	-%
Foreign currency	479,488	264	16.1%	0.1%	244,407	225	7.1%	0.1%	35,142	353	(8.7)%	1.0%
Total	479,519	264	16.1%	0.1%	244,407	225	7.1%	0.1%	35,144	353	(8.7)%	1.0%
Total interest earning assets
Ch$	11,009,515	1,130,685	10.3%	10.3%	10,053,621	1,179,855	9.1%	11.7%	9,763,182	1,187,405	10.5%	12.2%
UF	11,000,787	1,022,882	9.3%	9.3%	9,778,339	631,953	4.0%	6.5%	9,174,707	648,594	5.5%	7.1%
Foreign currency	4,749,394	73,451	17.8%	1.5%	3,435,775	59,396	8.8%	1.7%	2,682,201	54,954	(7.7)%	2.0%
Total	26,759,696	2,227,018	11.2%	8.3%	23,267,735	1,871,204	6.9%	8.0%	21,620,090	1,890,953	6.1%	8.8%

Non-interest earning assets
Cash
Ch$	677,003				678,021				544,044
UF	-				-				-
Foreign currency	78,195				74,779				17,304
Total	755,198				752,800				561,348
Allowance for loan losses
Ch$	(722,660)				(625,960)				(582,581)
UF	-				-				-
Foreign currency	-				-				-
Total	(722,660)				(625,960)				(582,581)
Fixed assets
Ch$	202,902				131,372				174,948
UF	-				-				-
Foreign currency	-				-				-
Total	202,902				131,372				174,948
Derivatives
Ch$	2,910,369				1,686,654				1,334,464
UF	-				-				-
Foreign currency	-				2,459				(26,517)
Total	2,910,369				1,689,113				1,307,947
Financial Investment (Trading)
Ch$	114,875				215,003				185,018
UF	600,005				166,124				257,719
Foreign currency	7				86				4
Total	714,887				381,213				442,741
Other assets
Ch$	1,065,307				952,902				975,585
UF	71,241				64,511				69,937
Foreign currency	967,643				424,305				526,419
Total	2,104,191				1,441,718				1,571,941
Total non-interest earning assets
Ch$	4,247,703				3,037,992				2,631,478
UF	671,363				230,635				327,656
Foreign currency	1,045,821				501,629				517,210
Total	5,964,887				3,770,256				3,476,344
Total assets
Ch$	15,257,218	1,130,685			13,091,613	1,179,855			12,394,660	1,187,405
UF	11,672,150	1,022,882			10,008,974	631,953			9,502,363	648,594
Foreign currency	5,795,215	73,451			3,937,404	59,396			3,199,411	54,954
Total	32,724,583	2,227,018			27,037,991	1,871,204			25,096,434	1,890,953

	For the year ended December 31,
	2014				2013				2012
	Average Balance	Interest Earned	Average Real Rate	Average Nominal Rate	Average Balance	Interest Earned	Average Real Rate	Average Nominal Rate	Average Balance	Interest Earned	Average Real Rate	Average Nominal Rate
Liabilities And Share-Holders’ Equity
Interest bearing liabilities
Savings accounts
Ch$	1,213	3	0.2%	0.2%	1,105	3	(2.0)%	0.3%	1,015	2	(1.3)%	0.2%
UF	106,972	5,461	5.2%	5.1%	102,655	1,906	(0.5)%	1.9%	101,405	2,537	1.0%	2.5%
Foreign currency	-	-	-%	-%	-	-	-%	-%	-	-	-%	-%
Total	108,185	5,464	5.1%	5.0%	103,760	1,909	(0.5)%	1.9%	102,420	2,539	1.0%	2.5%
Time deposits
Ch$	7,891,805	307,868	3.9%	3.9%	7,148,978	386,545	3.0%	5.4%	6,383,384	384,895	4.5%	6.0%
UF	1,345,965	93,624	6.9%	7.0%	819,695	57,379	4.5%	7.0%	1,430,807	109,163	6.0%	7.6%
Foreign currency	2,715,224	8,443	16.4%	0.3%	1,980,728	6,061	7.3%	0.3%	1,845,624	9,048	(9.1)%	0.5%
Total	11,952,994	409,935	7.1%	3.4%	9,949,401	449,985	4.0%	4.5%	9,659,815	503,106	2.1%	5.2%
Central bank borrowings
Ch$	6,815	5	0.1%	0.1%	-	-	-%	-%	4,070	218	3.8%	5.4%
UF	91	9	9.8%	9.9%	221	14	3.9%	6.3%	399	14	2.0%	3.5%
Foreign currency	-	-	-%	-%	-	-	-%	0.0%	-	-	-%	-%
Total	6,906	14	0.2%	0.2%	221	14	3.9%	6.3%	4,469	232	3.6%	5.2%
Repurchase Agreements
Ch$	400,673	8,267	2.0%	2.1%	258,971	15,089	3.4%	5.8%	360,538	15,326	2.7%	4.3%
UF	-	-	-%	-%	-	-	-%	-%	-	-	-%	-%
Foreign currency	12,590	27	16.3%	0.2%	7,912	9	7.1%	0.1%	8,800	73	(8.8)%	0.8%
Total	413,263	8,294	2.4%	2.0%	266,883	15,098	3.5%	5.6%	369,338	15,399	2.4%	4.2%
Mortgage finance bonds
Ch$	-	-	-%	-%	-	-	-%	-%	-	-	-%	-%
UF	81,805	9,698	11.8%	11.9%	102,778	8,235	5.5%	8.0%	131,070	11,254	7.0%	8.6%
Foreign currency	-	-	-%	-%	-	-	-%	-%	-	0	-%	-%
Total	81,805	9,698	11.8%	11.9%	102,778	8,235	5.5%	8.0%	131,070	11,254	7.0%	8.6%
Other interest bearing liabilities
Ch$	409,021	203,374	49.7%	49.7%	393,354	62,642	13.2%	15.9%	395,033	39,171	8.3%	9.9%
UF	2,538,094	234,284	9.3%	9.2%	2,654,931	150,770	3.2%	5.7%	2,570,059	157,727	4.6%	6.1%
Foreign currency	3,917,969	38,851	17.2%	1.0%	3,802,668	105,789	10.0%	2.8%	2,962,801	118,791	(5.9)%	4.0%
Total	6,865,084	476,509	16.2%	6.9%	6,850,953	319,201	7.5%	4.7%	5,927,893	315,689	(0.4)%	5.3%
Total interest bearing liabilities
Ch$	8,709,527	519,517	5.0%	6.0%	7,802,408	464,279	3.5%	6.0%	7,144,040	439,612	4.6%	6.2%
UF	4,072,927	343,076	8.4%	8.4%	3,680,280	218,304	3.5%	5.9%	4,233,740	280,695	5.1%	6.6%
Foreign currency	6,645,783	47,321	16.9%	0.7%	5,791,308	111,859	9.1%	1.9%	4,817,225	127,912	(7.2)%	2.7%
Total	19,428,237	909,914	9.8%	4.7%	17,273,996	794,442	5.4%	4.6%	16,195,005	848,219	1.2%	5.3%

Non interest bearing liabilities
Non interest bearing demand deposits
Ch$	5,282,135				4,520,789				4,150,121
UF	35,333				32,787				23,047
Foreign currency	68,804				67,273				4,264
Total	5,386,272				4,620,849				4,177,432
Derivatives
Ch$	2,719,386				1,466,096				1,140,913
UF	-				-				-
Foreign currency	-				1,627				256
Total	2,719,386				1,467,723				1,141,169
Other non-interest bearing liabilities
Ch$	762,367				615,977				621,920
UF	398,108				247,400				204,532
Foreign currency	1,341,176				462,598				568,660
Total	2,501,651				1,325,975				1,395,112
Shareholders’ equity
Ch$	2,689,037				2,349,448				2,187,716
UF	-				-				-
Foreign currency	-				-				-
Total	2,689,037				2,349,448				2,187,716
Total non-interest bearing liabilities and shareholders’ equity
Ch$	11,452,925				8,952,310				8,100,670
UF	433,441				280,187				227,579
Foreign currency	1,409,980				531,498				573,180
Total	13,296,346				9,763,995				8,901,429
Total Liabilities and Share-Holders’ Equity
Ch$	20,162,452	519,517			16,754,718	464,279			15,244,710	439,612
UF	4,506,368	343,076			3,960,467	218,304			4,461,319	280,695
Foreign currency	8,055,763	47,321			6,322,806	111,859			5,390,405	127,912
Total	32,724,583	909,914			27,037,991	794,442			25,096,434	848,219

Changes in Net Interest Revenue and Interest Expense: Volume and Rate Analysis

The following table allocates, by currency of denomination, changes in our net interest revenue and interest expense between changes in the average volume of interest-earning assets and interest-bearing liabilities and changes in their respective nominal interest rates for 2014 compared to 2013 and 2013 compared to 2012. Volume and rate variances have been calculated based on movements in average balances over the period and changes in nominal interest rates on average interest-earning assets and average interest-bearing liabilities.

	Increase (Decrease) from 2013 to 2014 Due to Changes in				Increase (Decrease) from 2012 to 2013 Due to Changes in
	Volume	Rate	Rate and Volume	Net Change from 2013 to 2014	Volume	Rate	Rate and Volume	Net Change from 2012 to 2013
Assets
Interest earning assets
Deposits in Central Bank
Ch$	3,931	247	458	4,636	(9,867)	(9,516)	5,129	(14,254)
UF	—	—	—	—	—	—	—	—
Foreign currency	—	—	—	—	—	—	—	—
Subtotal	3,931	247	458	4,636	(9,867)	(9,516)	5,129	(14,254)
Financial investments
Ch$	17,368	(36,303)	(8,424)	(27,359)	(27,359)	19,126	(5,964)	(14,197)
UF	(4,723)	42,580	(13,896)	23,961	25,089	(6,478)	(14,627)	3,984
Foreign currency	3,378	—	656	4,034	(70)	1,781	(334)	1,377
Subtotal	16,023	6,277	(21,664)	636	(2,340)	14,429	(20,925)	(8,836)
Commercial loans
Ch$	16,679	(38,324)	127	(21,518)	69,098	(116,977)	(15,260)	(63,139)
UF	26,383	92,239	11,874	130,496	(3,958)	(7,492)	705	(10,745)
Foreign currency	5,030	2,646	2,307	9,983	20,658	(11,447)	(5,229)	3,982
Subtotal	48,092	56,561	14,308	118,961	85,798	(135,916)	(19,784)	(69,902)
Consumer loans
Ch$	58,091	(57,533)	(6,825)	(6,267)	88,446	(5,471)	(1,048)	81,927
UF	(829)	2,301	(232)	1,240	(1,975)	362	(6)	(1,619)
Foreign currency	—	—	(1)	(1)	—	—	1	1
Subtotal	57,262	(55,232)	(7,058)	(5,028)	86,471	(5,109)	(1,053)	80,309
Mortgage loans
Ch$	(550)	4,239	(1,038)	2,651	255	(197)	(27)	31
UF	62,838	144,408	27,896	235,142	27,741	(32,555)	(2,378)	(7,192)
Foreign currency	—	—	—	—	—	—	—	—
Subtotal	62,288	148,647	26,858	237,793	27,996	(32,752)	(2,405)	(7,161)
Interbank loans
Ch$	(28)	(31)	3	(56)	—	8	187	195
UF	—	—	—	—	—	—	—	—
Foreign currency	—	—	—	—	(777)	(777)	764	(790)
Subtotal	(28)	(31)	3	(56)	(777)	(769)	951	(595)
Investment under agreement to resell
Ch$	(1,779)	4,088	(3,566)	(1,257)	1,819	5	63	1,887
UF	(5)	(5)	100	90	(1,069)	(72)	72	(1,069)
Foreign currency	—	—	—	—	—	—	—	—
Subtotal	(1,784)	4,083	(3,466)	(1,167)	750	(67)	135	818
Threshold
Ch$	—	—	—	—	—	—	—	—
UF	—	—	—	—	—	—	—	—
Foreign currency	235	—	(196)	39	2,093	(316)	(1,905)	(128)
Subtotal	235	—	(196)	39	2,093	(316)	(1,905)	(128)
Total interest earnings assets
Ch$	93,712	(123,617)	(19,265)	(49,170)	122,392	(113,022)	(16,920)	(7,550)
UF	83,664	281,523	25,742	390,929	45,828	(46,235)	(16,234)	(16,641)
Foreign currency	8,643	2,646	2,766	14,055	21,904	(10,759)	(6,703)	4,442
Total	186,019	160,552	9,243	355,814	190,124	(170,016)	(39,857)	(19,749)

	Increase (Decrease) from 2013 to 2014 Due to Changes in				Increase (Decrease) from 2012 to 2013 Due to Changes in
	Volume	Rate	Rate and Volume	Net Change from 2013 to 2014	Volume	Rate	Rate and Volume	Net Change from 2012 to 2013
Liabilities and Shareholders’ Equity
Interest bearing liabilities
Savings accounts
Ch$	—	—	—	—	—	1	—	1
UF	82	3,285	188	3,555	31	(608)	(54)	(631)
Foreign currency	—	—	—	—	—	—	—	—
Subtotal	82	3,284	189	3,555	31	(607)	(54)	(630)
Time deposits
Ch$	40,113	(107,235)	(11,555)	(78,677)	45,936	(38,300)	(5,986)	1,650
UF	36,839	—	(594)	36,245	(46,445)	(8,585)	3,246	(51,784)
Foreign currency	2,203	—	179	2,382	676	(3,691)	28	(2,987)
Subtotal	79,155	(107,235)	(11,970)	(40,050)	167	(50,576)	(2,712)	(53,121)
Central bank borrowings
Ch$	—	—	5	5	(220)	(220)	222	(218)
UF	(8)	8	(5)	(5)	(6)	11	(5)	—
Foreign currency	—	—	—	—	—	—	—	—
Subtotal	(8)	8	—	—	(226)	(209)	217	(218)
Repurchase agreements
Ch$	8,219	(9,582)	(5,459)	(6,822)	(4,367)	5,408	(1,278)	(237)
UF	—	—	—	—	—	—	—	—
Foreign currency	5	8	5	18	(7)	(62)	5	(64)
Subtotal	8,224	(9,574)	(5,454)	(6,804)	(4,374)	5,346	(1,273)	(301)
Mortgage finance bonds
Ch$	—	—	—	—	—	—	—	—
UF	(1,678)	4,008	(867)	1,463	(2,433)	(786)	200	(3,019)
Foreign currency	—	—	—	—	—	—	—	—
Subtotal	(1,678)	4,008	(867)	1,463	(2,433)	(786)	200	(3,019)
Other interest bearing liabilities
Ch$	2,491	132,954	5,287	140,732	(166)	23,702	(65)	23,471
UF	(6,660)	92,923	(2,749)	83,514	5,177	(10,280)	(1,854)	(6,957)
Foreign currency	3,228	(68,448)	(1,718)	(66,938)	33,595	(35,554)	(11,043)	(13,002)
Subtotal	(941)	157,429	820	157,308	38,606	(22,132)	(12,962)	3,512
Total interest bearing liabilities
Ch$	50,823	16,136	(11,721)	55,238	41,183	(9,409)	(7,107)	24,667
UF	28,575	100,224	(4,027)	124,772	(43,676)	(20,248)	1,533	(62,391)
Foreign currency	5,436	(68,440)	(1,534)	(64,538)	34,264	(39,307)	(11,010)	(16,053)
Total	84,834	47,920	(17,282)	115,472	31,771	(68,964)	(16,584)	(53,777)

Interest-Earning Assets: Net Interest Margin

The following table analyzes, by currency of denomination, the levels of average interest-earning assets and net interest earned by Santander-Chile, and illustrates the comparative net interest margins obtained, for each of the years indicated in the table.

	Year ended December 31,
	2014	2013	2012
	(in millions of Ch$)
Total average interest-earning assets
Ch$	11,009,515	10,053,621	9,763,182
UF	11,000,787	9,778,339	9,174,707
Foreign currencies	4,749,384	3,435,775	2,682,201
Total	26,759,696	23,267,735	21,620,090
Net interest earned (1)
Ch$	611,168	715,576	747,793
UF	679,806	413,649	367,899
Foreign currencies	26,130	(52,463)	(72,958)
Total	1,317,104	1,076,762	1,042,734
Net interest margin (2)
Ch$	5.55%	7.12%	7.66%
UF	6.18%	4.23%	4.01%
Foreign currencies	0.55%	(1.53)%	(2.72%)
Total	4.92%	4.63%	4.82%

(1)	Net interest earned is defined as interest revenue earned less interest expense incurred.

(2)	Net interest margin is defined as net interest earned divided by total average interest-earning assets.

Return on Equity and Assets; Dividend Payout

The following table presents certain information and selected financial ratios for Santander-Chile for the years indicated.

	Year ended December 31,
Ch$ million	2014	2013	2012
Net income	575,910	444,429	361,433
Net income attributable to shareholders	569,910	442,294	356,808
Average total assets	32,724,583	27,037,991	25,096,434
Average equity	2,689,037	2,349,448	2,187,716
Net income as a percentage of:
Average total assets	1.8%	1.6%	1.4%
Average equity	21.4%	18.9%	16.5%
Average equity as a percentage of:
Average total assets	8.2%	8.7%	8.7%
Cash dividend (1)	330,198	265,156	232,780
Dividend payout ratio, based on net income attributable to shareholders (1)	58.0%	60.0%	65.2%

(1)	Cash dividend for 2014 represents cash dividend approved by shareholders on April 28, 2015.

The following table presents dividends declared and paid by us in nominal terms in the following years:

Year	Dividend Ch$ mn (1)	Per share Ch$/share (2)	Per ADR Ch$/ADR (3)	% over earnings (4)	% over earnings (5)
2011	286,294	1.52	1,578.48	60	57
2012	261,051	1.39	1,439.10	60	65
2013	232,780	1.24	494.10	60	65
2014	265,156	1.41	562.83	60	60
2015(6)	330,198	1.75	700.89	60	58

(1)	Millions of nominal pesos.
(2)	Calculated on the basis of 188,446 million shares.
(3)	Calculated on the basis of 1,039 shares per ADS for the periods from 2009-2012. In 2014, it is calculated on the basis of 400 shares per ADS.
(4)	Calculated by dividing dividend paid in the year by net income attributable to shareholders for the previous year under Chilean GAAP.
(5)	Calculated by dividing dividend paid in the year by net income attributable to shareholders for the previous year under IFRS.
(6)	Dividend proposed by the Board for shareholders’ approval on April 28, 2015.

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

	As of December 31,
	2014	2013	2012	2011	2010
	(in millions of Ch$)
Commercial Loans:
Commercial loans	8,324,949	7,797,682	7,316,417	6,602,372	6,107,117
Foreign trade loans	1,786,232	1,840,334	1,270,423	1,042,024	783,552
Checking account debtors	266,231	279,657	205,355	132,383	67,956
Factoring transactions	327,841	316,114	322,242	188,630	206,140
Leasing transactions	1,489,384	1,349,814	1,277,555	1,237,675	1,122,916
Other loans and accounts receivable	135,663	118,651	97,029	84,501	17,948
Subtotal	12,330,300	11,702,252	10,489,021	9,287,585	8,305,629

Mortgage loans:
Mortgage mutual loans	57,356	71,833	46,105	71,878	184,364
Mortgage finance bond backed loans	116,150	72,297	92,204	113,858	138,094
Other mortgage mutual loans	6,458,525	5,481,682	5,133,272	4,929,927	4,328,679
Subtotal	6,632,031	5,625,812	5,271,581	5,115,663	4,651,137

Consumer loans:
Installment consumer loans	2,320,775	2,168,121	1,857,657	1,808,594	1,604,603
Credit card loans	1,362,587	1,235,881	1,054,473	920,852	794,216
Consumer leasing contracts	5,270	3,451	3,688	3,727	3,735
Other consumer loans	229,743	199,795	199,659	210,673	298,236
Subtotal	3,918,375	3,607,248	3,115,477	2,943,846	2,700,790

Subtotal Loans to customers	22,880,706	20,935,312	18,876,079	17,347,094	15,657,556

Interbank loans	11,943	125,449	90,573	87,688	69,726

Total	22,892,649	21,060,761	18,966,652	17,434,782	15,727,282

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

Non-client loans

Interbank loans are fixed rate, short-term loans to financial institutions that operate in Chile.

Maturity and Interest Rate Sensitivity of Loans

The following table sets forth an analysis by type and time remaining to maturity of our loans as of December 31, 2014.

	Due in 1 year or less	Due after 1 year through 5 years	Due after 5 years	Total balance as of December 31, 2014
	(in millions of Ch$)
General commercial loans	4,507,601	3,115,686	1,666,258	9,289,545
Foreign trade loans	1,313,811	194,474	31,669	1,539,954
Leasing contracts	330,698	716,916	445,245	1,492,859
Other outstanding loans	7,942	–	–	7,942
Subtotal commercial loans	6,160,052	4,027,076	2,143,172	12,330,300
Residential loans backed by mortgage bonds	14,602	36,389	16,663	67,654
Other residential mortgage loans	374,596	1,223,166	4,966,615	6,564,377
Subtotal residential mortgage loans	389,198	1,259,555	4,983,278	6,632,031
Consumer loans	1,982,047	1,797,571	138,757	3,918,375
Subtotal	8,531,297	7,084,202	7,265,207	22,880,706
Interbank loans	11,943	–	–	11,943
Total loans	8,543,240	7,084,202	7,265,207	22,892,649

The following tables present the total amount of loans due after one year that have fixed and variable interest rates as of December 31, 2014. See also “Item 5.  Operating and Financial Review and Prospects –C. Operating Results—Interest Rates.”

As of December 31, 2014
(in millions of Ch$)
Variable Rate
Ch$	1,645
UF	947,534
Foreign currencies	–
Subtotal	949,179
Fixed Rate
Ch$	3,638,302
UF	9,255,250
Foreign currencies	506,678
Subtotal	13,400,230
Total	14,349,409

Loans by Economic Activity

The following table sets forth, at the dates indicated, an analysis of our client loan portfolio based on the borrower’s principal economic activity and geographic distribution. Loans to individuals for business purposes are allocated to their economic activity.

	Domestic loans (*) as of December 31,					Foreign loans (**) as of December 31,
	2014	2013	2012	2011	2010	2014	2013	2012	2011	2010
	(in millions of Ch$)					(in millions of Ch$)
Commercial loans
Manufacturing	1,126,268	1,216,914	1,014,777	834,011	838,324	–	–	–	–	–
Mining	428,847	464,865	292,217	266,442	106,119	–	–	–	–	–
Electricity, gas and water	567,548	222,110	337,269	221,039	149,907	–	–	–	–	–
Agriculture and livestock	871,247	806,092	770,558	760,527	679,159	–	–	–	–	–
Forestry	98,039	183,716	120,002	89,353	84,375	–	–	–	–	–
Fishing	256,818	265,917	188,803	144,162	133,930	–	–	–	–	–
Transport	758,339	721,931	511,407	473,414	449,508	–	–	–	–	–
Communications	167,004	249,499	179,544	252,528	214,881	–	–	–	–	–
Construction	1,365,841	1,337,791	1,130,194	980,797	839,316	–	–	–	–	–
Commerce	2,773,410	2,578,979	2,396,428	1,916,400	1,732,800	11,899	125,383	90,546	87,041	69,709
Services	469,141	447,861	400,716	384,061	358,314	–	–	–	–	–
Other	3,447,842	3,206,643	3,147,133	2,965,498	2,719,013	–	–	–	–	–
Subtotals	12,330,344	11,702,318	10,489,048	9,288,232	8,305,646	11,899	125,383	90,546	87,041	69,709
Mortgage loans	6,632,031	5,625,812	5,271,581	5,115,663	4,651,137	–	–	–	–	–
Consumer loans	3,918,375	3,607,248	3,115,477	2,943,846	2,700,790	–	–	–	–	–
Total	22,880,750	20,935,378	18,876,106	17,347,741	15,657,573	11,899	125,383	90,546	87,041	69,709

	Total loans as of December 31,					% of total loans as of December 31,
	2014	2013	2012	2011	2010	2014	2013	2012	2011	2010
	(in millions of Ch$)					(in millions of Ch$)
Commercial loans
Manufacturing	1,126,268	1,216,914	1,014,777	834,011	838,324	4.92%	5.78%	5.35%	4.78%	5.33%
Mining	428,847	464,865	292,217	266,442	106,119	1.87%	2.21%	1.54%	1.53%	0.67%
Electricity, gas and water	567,548	222,110	337,269	221,039	149,907	2.48%	1.05%	1.78%	1.27%	0.95%
Agriculture and livestock	871,247	806,092	770,558	760,527	679,159	3.81%	3.83%	4.06%	4.36%	4.32%
Forestry	98,039	183,716	120,002	89,353	84,375	0.43%	0.87%	0.63%	0.51%	0.54%
Fishing	256,818	265,917	188,803	144,162	133,930	1.12%	1.26%	1.00%	0.83%	0.85%
Transport	758,339	721,931	511,407	473,414	449,508	3.31%	3.43%	2.70%	2.72%	2.86%
Communications	167,004	249,499	179,544	252,528	214,881	0.73%	1.18%	0.95%	1.45%	1.37%
Construction	1,365,841	1,337,791	1,130,194	980,797	839,316	5.97%	6.35%	5.96%	5.63%	5.34%
Commerce	2,773,410	2,704,362	2,486,974	2,003,441	1,802,509	12.12%	12.84%	13.11%	11.49%	11.46%
Services	469,141	447,861	400,716	384,061	358,314	2.05%	2.13%	2.11%	2.20%	2.28%
Other	3,447,842	3,206,643	3,147,133	2,965,498	2,719,013	15.07%	15.23%	16.59%	17.01%	17.29%
Subtotals	12,330,344	11,827,701	10,579,594	9,375,273	8,375,355	53.89%	56.16%	55.78%	53.78%	53.26%
Mortgage loans	6,632,031	5,625,812	5,271,581	5,115,663	4,651,137	28.99%	26.71%	27.79%	29.34%	29.57%
Consumer loans	3,918,375	3,607,248	3,115,477	2,943,846	2,700,790	17.13%	17.13%	16.43%	16.88%	17.17%
Total	22,880,750	21,060,761	18,966,652	17,434,782	15,727,282	100.00%	100.00%	100.00%	100.00%	100.00%

Foreign Assets and Loans

Santander-Chile’s Asset and Liability Committee, or ALCO, is responsible for determining the maximum foreign country exposure the Bank is permitted to have. The ALCO has determined that the total foreign country exposure cannot be greater than 1-time regulatory capital. To determine this, each country is classified using a ranking system from 1 to 6 based on the definition promulgated by the SBIF, in which the main consideration is the international rating of each country. The ALCO has also set a higher limit if the foreign exposure is to related parties. As of December 31, 2014, the Bank’s foreign exposure, including the estimate of counterparty risk in our derivatives portfolio, was U.S.$1,711 million, or 3.4% of our assets. For more information please see note 37 of our Consolidated Financial Statements.

Below, there are additional details regarding our exposure to countries in category 2 and 3, the riskiest categories we have exposure to as of December 31, 2014, considering fair value of derivative instruments. In this category Italy is the largest exposure and is also broke down below. We do not have sovereign exposure to Italy.

Country	Classification (1)	Derivative Instruments (adjusted to market)	Deposits	Loans	Financial Investments USD Mn	Total Exposure USD Mn
		USD Mn	USD Mn	USD Mn
Italy	2	49.65	3.28	0.18	–	53.11
Colombia	2	4.13	–	0.09	–	4.22
Peru	2	1.08	–	0.25	–	1.33
Brazil	2	–	–	0.28	–	0.28
Mexico	2	–	0.21	–	–	0.21
Total Category 2		54.86	3.49	0.8	–	59.15
Panama	3	0.29	–	–	–	0.29
Total Category 3		0.29	–	–	–	0.29
Total		55.15	3.49	0.80	–	59.44

(1)	Corresponds to country’s classification established in Chapter B-6 of the Compendium of Accounting Standards issued by the SBIF.

Below, there are additional details regarding our exposure to Spain as of December 31, 2014, considering the fair value of derivative instruments. We do not have sovereign exposure to Spain.

Country	Classification (1)	Derivative Instruments (adjusted to market) USD Mn	Deposits USD Mn	Loans USD Mn	Financial Investments USD Mn	Total Exposure USD Mn
Spain	1	4.79	311.26	1.34	–	317.39

(1)	Corresponds to country’s classification established in Chapter B-6 of the Compendium of Accounting Standards issued by the SBIF.

Our exposure to Spain within the group is as follows:

Counterpart	Country	Classification	Derivative instruments (market adjusted)* USD Mn	Deposits USD Mn	Loans USD Mn	Financial Investments USD Mn	Total Exposure USD Mn
Banco Santander España**	Spain	1	4.79	311.79	–	–	316.05

*	The total amount of this exposure to derivative instruments must be compensated daily with collateral and, therefore, the net credit exposure is US$ 4.79 million.

**	We have included our exposure to Santander branches in New York and Hong Kong as exposure to Spain.

Furthermore, is additional detail regarding our exposure to the United State, which is the only country with more than 1% of exposure over total assets. Below we detail exposure to assets in the USA as of December 31, 2014, considering fair value of derivative instruments.

Country	Classification (1)	Derivative Instruments (adjusted to market) USD Mn	Deposits USD Mn	Loans USD Mn	Financial Investments USD Mn	Total Exposure USD Mn
USA	1	41.54	1,039.34	0.00	0.00	1,080.88

As of December 31, 2014, we had no applicable sovereign exposure, no unfunded exposure, no credit default protection and no current developments.

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

Credit Approval

The following table lists our committees from which credit approval is required depending on total risk exposure for loans evaluated on an individual basis:

Approved By	Maximum approval (thousands of U.S.$)
Executive Credit Committee	>60,000
Loan analyzed on an individual basis Committee	20,000
Business Segment Committee	8,000-12,000
Large companies	12,000
Real estate sector	12,000
Medium-sized companies	8,000
Zonal Committee	5,000
Territorial Committee	2,000
Branch Committee	300
SMEs	140
Commercial mortgage	300
Residential Mortgage	240
Persons	120

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
•
PNP = Probability of Non-Performance. This variable, expressed as a percentage, indicates the probability that a debtor will default. This percentage is associated with the internal rating that we give to each debtor, which is determined by analyzing such parameters as debt servicing capacity.

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

In accordance with such policy, every year we update appraisals of fair value of collateral before the end of the 24 month period for certain customers and such updated appraisals are considered in the calculation of the allowance for loan losses. The number of updated appraisals performed in 2011 was 59, in 2012 was 72, in 2013 was 113 and in 2014 was 98, and such updated appraisals were performed mainly because of changes in customer conditions (renegotiation deterioration of financial situation increase in credit line).

For loans classified in the C and D categories, loan loss allowances are based mainly on the fair value of the collateral, adjusted for an estimate cost to sell, that each of these loans have. Allowance percentage for each category is then based on the fair value of the collateral, or the expected future cash flow from the loan for each individually evaluated non-performing loans.  As of December 31, 2014, loans classified in the C and D risk categories had the following associated loan loss allowance levels:

Classification	Allowance
C1	2%
C2	10%
C3	25%
C4	40%
D1	65%
D2	90%

Loans analyzed on a group basis

The Bank uses the concept of estimated incurred loss to quantify the allowances levels over loan analyzed on a group basis. Incurred loss is the expected provision expense that will appear one year away from the balance date of the transaction’s credit risk, considering the counterpart risk and the collateral associated to each transaction.

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

Allowances are established using these models, taking into account the historical impairment and other known circumstances at the time of evaluation. After this, a historical loss rate is assigned to each portfolio profile constituting each segment. The method for assigning a profile is established based on a statistical building method, establishing a relation through a logistic regression various variables, such as payment behavior in the Bank, payment behavior outside the Bank, various socio-demographic data, among others, and a response variable that determines a client’s risk level, which in this case is 90 days of non-performance. Afterwards, common profiles are established related to a logical order and with differentiate default rates, applying the real historical loss the Bank has had with that portfolio.

Our models for loans analyzed on a group basis (consumer loans, residential mortgage loans and small-and-mid-sized commercial loans) are monitored on a monthly basis with respect to predictability and stability, using indices that seek to capture the underlying need to update the models for current loss trends. Therefore, the periods of historical net charge-offs used in the allowance model may be more than a year old as we only update the historical net charge-offs only when our assessment of predictability and stability indicators determine it is necessary.

The different risk categories are constructed and updated periodically based on the payment behavior of the client’s profile to which they belong, as well as his or her socio-demographic characteristics. Therefore, when a customer has past due balance or has missed some payments, the outcome is that the customer will move to a different segment with a higher loss rate, therefore capturing current trends for each risk profile.

Once the customers have been classified, the loan loss allowance is the product of three factors: Exposure (EXP), Probability of Non-Performance (PNP) and Severity (SEV).

EXP = Exposure. This corresponds to the value of commercial loans.

PNP = Probability of Non-Performing. This variable, expressed as a percentage, indicates the probability that a debtor will default. This percentage is associated with the internal score that we give to each debtor, which is determined by analyzing such parameters as debt servicing capacity (including, usually, projected cash flows), the company’s financial history, the solvency and capacity of shareholders and management, and projections for the economic sector in which it operates. The internal rating can be different from ratings obtained from external third parties.

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

There are three renegotiated categories in our consumer loan portfolio:

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

The following table sets forth the allowances required by our models for consumer loans since June 2012:

Bank:

		Allowance Level(1) (Loss rate)
		Not renegotiated
Loan type	Risk Profile	New Clients	Existing Clients
Performing Consumer	Profile 1	24.5%	20.9%
	Profile 2	14.0%	10.1%
	Profile 3	7.3%	5.0%
	Profile 4	3.4%	2.1%
	Profile 5	2.1%	1.4%
	Profile 6	1.3%	0.9%
	Profile 7	0.8%	0.5%
	Profile 8	0.4%	0.3%

		Allowance Level(1) (Loss rate)
Loan type	Risk Profile	Renegotiated
Renegotiated Consumer which were less than 90 days past due at the time of renegotiation	Profile 1	29.7%
	Profile 2	21.5%
	Profile 3	10.7%
	Profile 4	6.5%
	Profile 5	4.2%
	Profile 6	3.2%

		Allowance Level(1) (Loss rate)
Loan type	Risk Profile	Renegotiated
Renegotiated Consumer which were more than 90 days past due at the time of renegotiation (2)	Profile 1	100.0%
	Profile 2	56.0%
	Profile 3	47.0%
	Profile 4	38.5%

		Allowance Level(1) (Loss rate)
		Not renegotiated
Loan type	Days Past Due	New Clients	Existing Clients	Renegotiated
Non-performing Consumer	90-120	38.5%	38.5%	41.6%
	120-150	47.0%	47.0%	48.8%
	150-180	55.0%	55.0%	55.9%
	>180		Charged-off

Santander Banefe:

		Allowance Level(1) (Loss rate)
		Not renegotiated
Loan type	Risk Profile	New Clients	Existing Clients
Performing Consumer	Profile 1	26.7%	22.3%
	Profile 2	14.2%	12.3%
	Profile 3	9.0%	4.4%
	Profile 4	5.8%	2.2%
	Profile 5	3.1%	0.7%
	Profile 6	1.3%	0.2%
	Profile 7	–	0.1%

		Allowance Level(1) (Loss rate)
Loan type	Risk Profile	Renegotiated
Renegotiated Consumer which were less than 90 days past due at the time of renegotiation	Profile 1	36.6%
	Profile 2	29.6%
	Profile 3	21.0%
	Profile 4	12.2%
	Profile 5	7.1%
	Profile 6	5.2%

		Allowance Level(1) (Loss rate)
Loan type	Risk Profile	Renegotiated
Renegotiated Consumer which were more than 90 days past due at the time of renegotiation(2)	Profile 1	100.0%
	Profile 2	64.7%
	Profile 3	48.9%
	Profile 4	32.1%

		Allowance Level(1)
		Not renegotiated
Loan type	Past-due Days	New Clients	Existing Clients	Renegotiated (2)
Non-performing Consumer	90-120	32.1%	32.1%	48.9%
	120-150	37.4%	37.4%	55.8%
	150-180	42.7%	42.7%	64.7%
	>180		Charged-off

1.	Percentage of loans outstanding
2.
This category relates only to loans which were renegotiated and were less than 90 days past due at the time of renegotiation, migrating from such category as they reached 90 days past due since renegotiation.

During the second half of 2014, and as a response to the ongoing improvement of the allowances models for loans, the Bank updated its allowances model for consumer loans. The model was calibrated with the aim of improving the prediction of client behavior and maintaining statistical and management standards. Part of these improvements consisted of implementing more robust techniques of statistical processes and more historical information, resulting in stronger parameters for the Probability of Non-Performance (PNP) and the Severity (SEV) involved in the provision calculation. These changes resulted in the release of consumer provisions of Ch$26,563 million in 2014. As this is a change in estimation, the impact of this improvement was recognized under the "Provisions for loan losses" in the Consolidated Statement of Income for the year in accordance with IAS 8. The most important improvement was the development of a separate model for our Santander Select customers, which are higher income clients. This is in line with the Bank’s strategy of reducing exposure to the low-end of the consumer market and growing in less risky segments. The following table sets forth the allowances required by our models for consumer loans since December 2014:

Bank:

		Allowance Level(1) (Loss rate)
		Not renegotiated
Loan type	Risk Profile	New Clients	Existing Clients	Santander Select*
Performing Consumer	Profile 1	19.03%	20.81%	10.70%
	Profile 2	7.53%	6.53%	2.35%
	Profile 3	4.52%	3.06%	1.02%
	Profile 4	2.99%	1.67%	0.47%
	Profile 5	1.91%	0.93%	0.23%
	Profile 6	1.38%	0.43%	0.14%
	Profile 7	0.77%	0.20%	0.08%
	Profile 8	0.30%	0.08%	0.04%

*	Santander Select includes those clients attended to within the Santander Select distribution network, which is part of the Individuals in Commercial Banking segment.

		Allowance Level(1) (Loss rate)
Loan type	Risk Profile	Renegotiated
Renegotiated Consumer which were less than 90 days past due at the time of renegotiation (2)	Profile 1	29.14%
	Profile 2	25.78%
	Profile 3	21.57%
	Profile 4	17.58%
	Profile 5	13.47%
	Profile 6	10.84%
	Profile 7	8.12%
	Profile 8	5.37%

		Allowance Level(1) (Loss rate)
Loan type	Risk Profile	Renegotiated
Renegotiated Consumer which were more than 90 days past due at the time of renegotiation (2)	Profile 1	100.0%
	Profile 2	52.92%
	Profile 3	44.99%
	Profile 4	37.17%

			Allowance Level(1) (Loss rate)
			Not renegotiated
Loan type	Days Past Due	New Clients	Existing Clients	Select	Renegotiated
Non-performing Consumer	90-120	37.17%	37.17%	37.17%	41.72%
	120-150	44.99%	44.99%	44.99%	47.68%
	150-180	52.92%	52.92%	52.92%	54.14%
	>180			Charged-off

Santander Banefe:

		Allowance Level(1) (Loss rate)
		Not renegotiated
Loan type	Risk Profile	New Clients	Existing Clients
Performing Consumer	Profile 1	24.45%	18.95%
	Profile 2	13.53%	7.14%
	Profile 3	9.12%	3.27%
	Profile 4	7.39%	1.90%
	Profile 5	6.47%	0.94%
	Profile 6	4.74%	0.60%
	Profile 7	3.68%	0.28%
	Profile 8	1.35%	0.17%

		Allowance Level(1) (Loss rate)
Loan type	Risk Profile	Renegotiated
Renegotiated Consumer which were less than 90 days past due at the time of renegotiation	Profile 1	32.09%
	Profile 2	29.67%
	Profile 3	27.96%
	Profile 4	24.17%
	Profile 5	18.67%
	Profile 6	14.79%
	Profile 7	11.22%
	Profile 8	8.78%

		Allowance Level(1) (Loss rate)
Loan type	Risk Profile	Renegotiated
Renegotiated Consumer which were more than 90 days past due at the time of renegotiation(2)	Profile 1	100.0%
	Profile 2	42.04%
	Profile 3	35.97%
	Profile 4	31.48%

		Allowance Level(1)
		Not renegotiated
Loan type	Past-due Days	New Clients	Existing Clients	Renegotiated (2)
Non-performing Consumer	90-120	31.48%	31.48%	44.50%
	120-150	35.97%	35.97%	50.06%
	150-180	42.04%	42.04%	58.56%
	>180		Charged-off

1.	Percentage of loans outstanding
2.
This category relates only to loans which were renegotiated and were less than 90 days past due at the time of renegotiation, migrating from such category as they reached 90 days past due since renegotiation.

Allowances for residential mortgage loans

As of June 2011, our provision methodology for residential mortgage loans takes into consideration different factors in order to group customers with less the 90 days past due into seven different risk profiles.  Factors considered, in the first place, are whether the customer is a new customer or with prior history with the Bank or if it is a Banefe customer. For each of these three main categories additional factors are considered in order to develop risk profiles within each risk category, including payment behavior, non-performance less than 90 days, collateral levels, renegotiation history with the Bank, and historical amounts of net charge-offs, among others.  The explanation for the initial segregation into three categories, existing, new or Banefe customer, is as follows: Banefe customers have a different risk profile as they relate to low income individuals; an existing customer (Banefe or Bank) is a customer for which there is a broader level of information and history of payment behavior with the Bank, while for a new customer the Bank has no history of payment behavior and only information from the banking system and credit bureaus is available. The risk categories are such that when a customer’s payment behavior deteriorates, the outcome is that the customer will move to a different risk category with a higher loss rate, therefore capturing the current status of the customer.

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

Small- and mid-sized commercial loans

To determine the estimated incurred loss for individuals (natural persons), small- and mid-sized commercial loans collectively evaluated for impairment, we mainly analyze the payment behavior of clients, particularly the payment behavior of clients with payments that are 90 days or more past-due, clients with other weaknesses, such as early non-performance (i.e., payments that are past-due, though by less than 90 days), clients with modified loans and clients with renegotiated loans, as well as success in recovery against these clients.  We also consider whether the loan has underlying mortage collateral.

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

During the second half of 2014, and as a response to the ongoing improvement of the allowances models for loans, the Bank updated its allowances model for commercial loans. The model was calibrated with the aim of improving the prediction of client behavior and maintaining statistical and management standards. Part of these improvements consisted of implementing more robust statistical processes and more historical information, resulting in stronger parameters for the Probability of Non-Performance (PNP) and the Severity (SEV) involved in the provision calculation. These changes resulted in an increase in commercial provisions of Ch$45,141 million in 2014. Considering this impact and the reversal of Ch$26,563 million in the consumer loan provisioning model, the net increase of these improvements (Ch$18,578 million) was recognized under the “Provisions for loan losses” in the Consolidated Statement of Income for the year in accordance with IAS 8. The following table sets forth the allowances required by our models for commercial loans assessed on a group basis since December 2014:

		Allowance Level(1) (Loss rate)
		Non-renegotiated client
Loan type	Risk Profile	Commercial loan to individuals w/o mortgage collateral	Commercial loan to individuals with mortgage collateral	Small Enterprise	Mid-sized Enterprise
Performing commercial loan	Profile 1	30.60%	6.66%	13.24%	11.31%
	Profile 2	26.81%	2.73%	5.34%	6.24%
	Profile 3	20.37%	0.95%	2.87%	3.23%
	Profile 4	10.80%	0.45%	1.67%	2.43%
	Profile 5	5.69%	0.23%	0.90%	1.28%
	Profile 6	4.48%	0.11%	0.44%	0.66%
	Profile 7	1.96%	0.03%	0.19%	0.32%
	Profile 8	1.15%	6.66%		0.11%

		Allowance Level(1) (Loss rate)
Loan type	Risk Profile	Renegotiated client
Renegotiated client that was less than 90 days past due at the time of renegotiation	Profile 1	20.77%
	Profile 2	17.99%
	Profile 3	14.51%
	Profile 4	11.30%
	Profile 5	7.95%
	Profile 6	6.40%
	Profile 7	4.66%

		Allowance level (loss rate) (1)
Loan type	Risk Profile (Days past due)	Commercial loan to individuals w/o mortgage collateral	Commercial loan to individuals with mortgage collateral	Small Enterprise	Mid-sized Enterprise
Renegotiated commercial	Profile 1 (90-179 days)	52.61%	15.58%	27.89%	21.90%
loans which were more than	Profile 2 (180-359 days)	52.61%	23.46%	42.33%	37.15%
90 days past due at the	Profile 3 (360-719 days)	58.85%	33.13%	51.59%	48.68%
time of renegotiation (2)	Profile 4 (>720 days)	60.92%	41.30%	54.77%	49.20%

		Allowance level (loss rate) (1)
Loan type	Days past-due	Commercial loan to individuals w/o mortgage collateral	Commercial loan to individuals with mortgage collateral	Small Enterprise	Mid-sized Enterprise	Renegotiated
Non-	90-179	52.61%	15.58%	27.89%	21.90%	24.92%
performing	180-359	52.61%	23.46%	42.33%	37.15%	40.47%
commercial	360-719	58.85%	33.13%	51.59%	48.68%	51.52%
loan	>720	60.92%	41.30%	54.77%	49.20%	57.18%

(1)	Percentage of loans outstanding

(2)
This category relates only to loans which were renegotiated and were less than 90 days past due at the time of renegotiation, migrating from such category as they reached 90 days past due since renegotiation.

Analysis of Santander-Chile’s Loan Classification

The following tables provide statistical data regarding the classification of our loans analyzed on an individual basis as of December 31, 2014, 2013 and 2012.

	As of December 31,
	2014				2-13				2-12
Category	Individual	Percentage	Allowance	Percentage	Individual	Percentage	Allowance	Percentage	Individual	Percentage	Allowance	Percentage
	Ch$mn	%	Ch$mn	%	Ch$mn	%	Ch$mn	%	Ch$mn	%	Ch$mn	%
Individu-alized business
A1	1,911,035	8.35	998	0.15	2,395,371	11.4	1,589	0.3	2,114,853	11.2	1,306	0.2
A2	5,564,372	24.30	16,334	2.39	4,846,240	23.0	20,416	3.3	4,119,414	21.7	14,853	2.7
A3	1,334,042	5.83	19,630	2.87	1,281,756	6.1	27,982	4.6	1,037,593	5.5	26,279	4.8
B	398,611	1.74	29,189	4.27	374,051	1.8	30,536	5.0	287,897	1.5	23,095	4.2
C1	79,148	0.35	1,583	0.23	56,040	0.3	1,121	0.2	45,104	0.2	902	0.2
C2	66,267	0.29	6,627	0.97	46,996	0.2	4,700	0.8	30,796	0.2	3,080	0.6
C3	16,742	0.07	4,185	0.61	20,780	0.1	5,195	0.8	34,685	0.2	8,672	1.6
C4	33,074	0.14	13,229	1.93	43,109	0.2	17,243	2.8	28,246	0.1	11,298	2.1
D1	59,585	0.26	38,730	5.66	61,246	0.3	39,811	6.5	36,545	0.2	23,754	4.3
D2	94,832	0.41	85,348	12.47	64,755	0.3	58,279	9.5	46,246	0.2	41,622	7.6
Total	9,557,708	41.74	215,853	31.55	9,190,344	43.7	206,872	33.8	7,781,379	41.0	154,861	28.3

Classification of Loan Portfolio Based on the Borrower’s Payment Performance

Non-performing loans include the aggregate principal and accrued but unpaid interest of any loan with one installment that is at least 90 days past-due, and do not accrue interest.

Impaired loans include: (a) for loans individually evaluated for impairment: (i) the carrying amount of all loans to clients that are rated C1 through C4, D1 and D2 and (ii) the carrying amount of all loans to an individual client with at least one non-performing loan (which is not a residential mortgage loan past due less than 90 days), regardless of category; and (b) for loans collectively evaluated for impairment, the carrying amount of all loans to a client, when at least one loan  to that client is not performing or has been renegotiated. See “Note 9—Loans and Accounts Receivables from Customers” of the Audited Consolidated Financial Statements. Renegotiated loans, on which payments are not past-due, are not ordinarily classified as non-performing loans, but do not accrue interest.

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

Any payment agreement of an already charged-off loan will not give rise to income-as long as the operation is still in an impaired status-and the effective payments received are accounted for as a recovery from loans previously charged-off.  In general, legal collection proceedings are commenced with respect to consumer loans once they are past-due for at least 90 days and, with respect to mortgage loans, once they are past-due for at least 120 days. Legal collection proceedings are always commenced within one year of such loans becoming past-due, unless we determine that the size of the past-due amount does not warrant such proceedings. In addition, the majority of our commercial loans are short-term, with single payments at maturity. Past-due loans are required to be covered by individual loan loss reserves equivalent to 100.0% of any unsecured portion thereof.

The following table sets forth all of our non-performing loans and impaired loans as of December 31, 2014, 2013, 2012, 2011 and 2010.

	2014	2013	2012	2011	2010
	(in millions of Ch$, except percentages)
Non-performing loans (1)	644,327	613,301	597,767	511,357	416,739
Impaired loans (2)	1,617,251	1,477,701	1,338,137	1,323,355	1,480,476
Allowance for loan losses (3)	684,317	614,933	550,048	488,468	425,447
Total loans (4)	22,892,649	21,060,761	18,966,652	17,434,782	15,727,282
Allowance for loan losses / loans	2.99%	2.92%	2.90%	2.80%	2.71%
Non-performing loans as a percentage of total loans	2.81%	2.91%	3.15%	2.93%	2.65%
Loan loss allowance as a percentage of non-performing loans	106.21%	100.27%	92.02%	95.52%	102.09%

(1)	Non-performing loans include the aggregate principal and accrued but unpaid interest of any loan with one installment that is at least 90 days past-due, and do not accrue interest.

(2)
Impaired loans include: (a) for loans individually evaluated for impairment: (i) the carrying amount of all loans to clients that are rated C1 through C4, D1 and D2 and (ii) the carrying amount of all loans to an individual client with at least one non-performing loan (which is not a residential mortgage loan past due less than 90 days), regardless of category; and (b) for loans collectively evaluated for impairment, the carrying amount of all loans to a client, when at least one loan  to that client is not performing or has been renegotiated. See “Note 9—Loans and Accounts Receivables from Customers” of the Audited Consolidated Financial Statements. Renegotiated loans, on which payments are not past-due, are not ordinarily classified as non-performing loans, but do not accrue interest.

(3)	Includes allowance for interbank loans.

(4)	Includes interbank loans.

We suspend the accrual of interest and readjustments on all past-due loans. Interest revenue and expense are recorded on an accrual basis using the effective interest method.  However, when a loan is past-due by 90 days or more, when an obligation originated from a refinancing or renegotiation or when the Bank believes that the debtor poses a high risk of default, the interest pertaining to these is not recorded directly in the Consolidated Statement of Income unless it has been actually received. See “Note 1—Summary of Significant Accounting Principles—(h) Valuation of financial assets and liabilities and recognition of fair value changes” and “Note 25—Interest and Adjustments” of the Audited Consolidated Financial Statements.  These interest and adjustments balances are generally referred to as “suspended” and are recorded in suspense accounts which are not part of the Consolidated Statements of Financial Position. Instead, they are reported as part of the complementary information thereto. See “Note 25—Interest and Adjustments” of the Audited Consolidated Financial Statements. This interest is recognized as income, when collected, and as a reversal of the related impairment losses.

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

At the period end, the detail of income from suspended interest is as follows:

	Year ended December 31,
	2014	2013	2012	2011	2010
Suspended interest	Ch$ million
Commercial loans	24,753	21,645	20,595	17,554	26,020
Mortgage loans	12,454	8,484	8,844	9,343	7,457
Consumer loans	6,336	6,753	8,742	9,246	16,780
Totals	43,543	36,882	38,181	36,143	50,257

Analysis of Impaired and Non-Performing Loans

The following table analyzes our impaired loans. Impaired loans include: (i) all loans to a single client that are evaluated on a group basis, including performing loans, that have a loan classified as non-performing, (ii) all renegotiated consumer loans and (iii) all commercial loans at risk of default. See “Note 9—Loans and Accounts Receivables from Customers—(a) Loans and accounts receivable from customers” in the Audited Consolidated Financial Statements.

	2014	2013	2012	2011	2010
	(Ch$ million)
Total loans	22,892,649	21,060,761	18,966,652	17,434,782	15,727,282
Allowance for loan losses	684,317	614,933	550,048	488,468	425,447
Impaired loans(1)	1,617,251	1,477,701	1,338,137	1,323,355	1,480,476
Impaired loans as a percentage of total loans	7.06%	7.02%	7.06%	7.59%	9.41%
Amounts non-performing	644,327	613,301	597,767	511,357	416,739
To the extent secured(2)	296,899	295,503	306,782	264,355	214,786
To the extent unsecured	347,428	317,798	290,985	247,002	201,953
Amounts non-performing as a percentage of total loans	2.81%	2.91%	3.15%	2.93%	2.65%
To the extent secured(2)	1.30%	1.40%	1.62%	1.52%	1.37%
To the extent unsecured	1.52%	1.51%	1.53%	1.42%	1.28%
Loans loss allowances as a percentage of:
Total loans	2.99%	2.92%	2.90%	2.80%	2.71%
Total amounts non-performing	106.21%	100.27%	92.02%	95.52%	102.09%
Total amounts non-performing-unsecured	196.97%	193.50%	189.03%	197.76%	210.67%

(1)
Impaired loans include: (a) for loans individually evaluated for impairment: (i) the carrying amount of all loans to clients that are rated C1 through C4, D1 and D2 and (ii) the carrying amount of all loans to an individual client with at least one non-performing loan (which is not a residential mortgage loan past due less than 90 days), regardless of category; and (b) for loans collectively evaluated for impairment, the carrying amount of all loans to a client, when at least one loan  to that client is not performing or has been renegotiated. See “Note 9—Loans and Accounts Receivables from Customers” in the Audited Consolidated Financial Statements. Renegotiated loans, on which payments are not past-due, are not ordinarily classified as non-performing loans, but do not accrue interest.

(2)	Security generally consists of mortgages on real estate, pledges of marketable securities, letters of credit or cash.

A break-down of the loans included in the previous table which have been classified as impaired, including renegotiated loans, is as follows:

As of December 31, 2014
Impaired loans	Commercial	Residential mortgage	Consumer	Total
	(in millions of Ch$)
Non-performing loans	367,791	179,417	97,119	644,327
Commercial loans at risk of default (1)	420,038	–	–	420,038
Other impaired loans consisting mainly of renegotiated loans (2)	95,335	191,186	266,365	552,886
Total	883,164	370,603	363,484	1,617,251

As of December 31, 2013
Impaired loans	Commercial	Residential mortgage	Consumer	Total
	(in millions of Ch$)
Non-performing loans	364,890	155,688	92,723	613,301
Commercial loans at risk of default (1)	317,534	–	–	317,534
Other impaired loans consisting mainly of renegotiated loans (2)	122,464	167,713	256,689	546,866
Total	804,888	323,401	349,412	1,477,701

As of December 31, 2012
Impaired loans	Commercial	Residential mortgage	Consumer	Total
	(in millions of Ch$)
Non-performing loans	320,461	159,802	117,504	597,767
Commercial loans at risk of default (1)	298,868	–	–	298,868
Other impaired loans consisting mainly of renegotiated loans (2)	96,793	69,228	275,481	441,502
Total	716,122	229,030	392,985	1,338,137

As of December 31, 2011
Impaired loans	Commercial	Residential mortgage	Consumer	Total
	(in millions of Ch$)
Non-performing loans	251,881	152,911	106,565	511,357
Commercial loans at risk of default (1)	285,930	–	–	285,930
Other impaired loans consisting mainly of renegotiated loans (2)	164,158	46,785	315,125	526,068
Total	701,969	199,696	421,690	1,323,355

As of December 31, 2010
Impaired loans	Commercial	Residential mortgage	Consumer	Total
	(in millions of Ch$)
Non-performing loans	213,872	121,911	80,956	416,739
Commercial loans at risk of default (1)	444,129	–	–	444,129
Other impaired loans consisting mainly of renegotiated loans (2)	230,810	20,735	368,063	618,608
Total	888,811	142,646	449,019	1,480,476

(1)	Total loans to a debtor, whose allowance level is determined on an individual basis with a risk of defaulting.

(2)	Renegotiated loans for loans whose loan loss allowance is analyzed on a group basis.

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

The following table shows the success rate, for the periods indicated, for renegotiated consumer and residential mortgage loans. The success rate for consumer loans is defined for each reported period as: (i) the total amount of loans renegotiated in that period minus the amount of such renegotiated loans that are classified as non-performing loans as of December 31, 2013 or 2014, as applicable, minus the amount of such renegotiated loans that have been charged off as of December 31, 2013 or 2014, as applicable, divided by (ii) the total amount of such renegotiated loans. The success rate for residential mortgage loans is defined for each reported period as: (i) the total amount of loans renegotiated in that period minus the amount of such renegotiated loans that are classified as non-performing loans as of December 31, 2013 or 2014, as applicable, divided by (ii) the total amount of such renegotiated loans. A charge-off of a residential mortgage loan is not generally included in measuring the success rate of mortgage renegotiations since the period to charge-off a mortgage loan is 48 months after an installment is past-due.

Period of renegotiation	Success rate Consumer Loans	Success rate Residential mortgage loans
1Q 2013	48.9%	86.0%
2Q 2013	57.2%	81.2%
3Q 2013	61.7%	85.3%
4Q 2013	65.0%	80.6%
1Q 2014	67.5%	83.1%
2Q 2014	73.7%	88.3%
3Q 2014	85.5%	91.0%
4Q 2014	100.0%	100.0%

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

Modified loans(1) (Ch$mn)	2014	2013	2012
Commercial loans collectively evaluated for impairment	169,725	169,285	114,949
Residential mortgage loans	228,856	287,730	263,454
Consumer loans	243,441	251,795	324,666
Total modified loans	642,022	708,810	703,069

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

Analysis of Loan Loss Allowances

The following table provides the details of the roll-forwards in 2014, 2013, 2012, 2011 and 2010 of our allowance for loan losses, including decrease of allowances due to charge-offs, allowances established, allowances released, gross provision expense and opening and closing balance:

	Commercial loans		Mortgage loans	Consumer loans	Interbank loan
Activity during 2014	Individual	Group	Group	Group		Total
	(in millions of Ch$)

Balance as of December 31, 2013	206,377	100,170	43,306	264,585	495	614,933
Allowances established (1)	52,240	99,648	14,959	129,410	60	296,317
Allowances released (2)	(15,903)	(7,127)	(6,561)	(38,275)	(554)	(68,420)
Released allowances by charge-off (3)	(26,862)	(26,994)	(2,960)	(101,697)	—	(158,513)
Balances as of December 31, 2014	215,852	165,697	48,744	254,023	1	684,317

	Commercial loans		Mortgage loans	Consumer loans	Interbank loan
Activity during 2013	Individual	Group	Group	Group		Total
	(in millions of Ch$)
Balance as of December 31, 2012	154,702	95,938	35,990	263,259	159	550,048
Allowances established (1)	92,008	36,724	21,314	155,921	455	306,422
Allowances released (2)	(22,014)	(11,151)	(9,216)	(35,482)	(119)	(77,982)
Released allowances by charge-off (3)	(18,319)	(21,341)	(4,782)	(119,113)	—	(163,555)
Balances as of December 31, 2013	206,377	100,170	43,306	264,585	495	614,933

	Commercial loans		Mortgage loans	Consumer loans	Interbank loan
Activity during 2012	Individual MCh$	Group MCh$	Group MCh$	Group MCh$		Total
Balances as of December 31, 2011	112,687	97,115	35,633	243,022	11	488,468
Allowances established (1)	83,742	31,772	10,741	239,607	548	366,410
Allowances released (2)	(20,716)	(16,624)	(7,449)	(38,471)	(400)	(83,660)
Charge-off released allowances (3)	(21,011)	(16,325)	(2,935)	(180,899)	—	(221,170)
Balances as of December 31, 2012	154,702	95,938	35,990	263,259	159	550,048

	Commercial loans		Mortgage loans	Consumer loans	Interbank loan
Activity during 2011	Individual MCh$	Group MCh$	Group MCh$	Group MCh$		Total
Balances as of December 31, 2010	96,560	85,942	17,332	225,559	54	425,447
Allowances established (1)	72,927	72,601	27,406	184,488	464	357,886
Allowances released (2)	(41,741)	(26,582)	(7,645)	(25,185)	(507)	(101,660)
Charge-off released allowances (3)	(15,059)	(34,846)	(1,460)	(141,840)	—	(193,205)
Balances as of December 31, 2011	112,687	97,115	35,633	243,022	11	488,468
	Commercial loans		Mortgage loans	Consumer loans	Interbank loan
Activity during 2010	Individual MCh$	Group MCh$	Group MCh$	Group MCh$		Total
Balances as of December 31, 2009	78,297	88,142	16,534	166,512	42	349,527
Allowances established (1)	37,561	44,627	7,305	131,973	131	221,597
Allowances released (2)	(10,828)	(8,683)	(952)	(7,135)	(119)	(27,717)
Charge-off released allowances (3)	(8,470)	(38,144)	(5,555)	(65,791)	—	(117,960)
Balances as of December 31, 2010	96,560	85,942	17,332	225,559	54	425,447

(1)	Represents gross allowances made in respect of increased risk of loss during the period and loan growth.
(2)
Represents the gross amount of loan loss allowances released during the year as a consequence of reduction in the level of risk existing in the loan portfolio, including as a result of improvement in the credit risk classification of borrowers and loans paid.

(3)	Represents the gross amount of loan loss allowances removed due to charge-off.

The following table shows recoveries by type of loan:

	Year ended December 31,
	2014	2013	2012	2011	2010
	(in millions of Ch$)
Recovery of loans previously charged-off
Consumer loans	36,908	36,004	22,015	12,474	22,096
Residential mortgage loans	5,122	4,735	2,305	16,135	1,389
Commercial loans	16,947	14,545	8,695	7,216	6,994
Total recoveries	58,977	55,284	33,015	35,825	30,479

Allocation of the Loan Loss Allowances

The following tables set forth, as of December 31 of each of the five years listed below, the proportions of our required minimum loan loss allowances that were attributable to our commercial, consumer and residential mortgage loans at each such date.

	As of December 31, 2014				As of December 31, 2013				As of December 31, 2012
	Total Allowance	Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Allowance amount as a percentage of total allocated allowances	Total Allowance	Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Allowance amount as a percentage of total allocated allowances	Total Allowance	Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Allowance amount as a percentage of total allocated allowances
	Ch$ million				Ch$ million				Ch$ million
Commercial loans
Commercial loans	269,185	3.2%	1.2%	39.3%	208,619	2.7%	1.0%	33.9%	199,841	2.7%	1.1%	36.3%
Foreign trade loans	56,800	3.2%	0.2%	8.3%	53,005	2.9%	0.3%	8.6%	18,535	1.5%	0.1%	3.4%
Checking accounts debtors	10,009	3.8%	–	1.4%	8,376	3.0%	–	1.3%	3,033	1.5%	–	0.6%
Factoring transactions	4,868	1.5%	–	0.7%	5,054	1.6%	–	0.8%	3,683	1.1%	–	0.7%
Leasing transactions	23,734	1.6%	0.1%	3.5%	19,177	1.4%	0.1%	3.1%	23,426	1.8%	0.1%	4.3%
Other loans and accounts receivable	16,953	12.5%	0.1%	2.5%	12,316	10.4%	0.1%	2.0%	2,122	2.2%	–	0.4%
Subtotals	381,549	3.1%	1.6%	55.7%	306,547	2.6%	1.5%	49.7%	250,640	2.4%	1.3%	45.7%
Residential mortgage loans
Loans with mortgage finance bonds	353	0.6%	–	0.1%	470	0.7%	–	0.1%	493	0.5%	–	0.1%
Mortgage mutual loans	552	0.5%	–	0.1%	380	0.5%	–	0.1%	936	2.0%	–	0.2%
Other mortgage mutual loans	47,839	0.7%	0.2%	7.0%	42,456	0.8%	0.2%	6.9%	34,561	0.7%	0.2%	6.3%
Subtotals	48,744	0.7%	0.2%	7.2%	43,306	0.8%	0.2%	7.1%	35,990	0.7%	0.2%	6.6%
Consumer loans
Installment consumer loans	201,931	8.7%	0.9%	29.5%	221,723	10.2%	1.1%	36.1%	218,474	11.8%	1.2%	39.7%
Credit card balances	44,050	3.2%	0.2%	6.4%	37,300	3.0%	0.2%	6.1%	38,719	3.7%	0.2%	7.0%
Consumer leasing contracts	80	1.5%	–	–	68	2.0%	–	–	160	4.3%	–	–
Other consumer loans	7,962	3.5%	–	1.2%	5,494	2.7%	–	0.9%	5,906	3.0%	–	1.0%
Subtotals	254,023	6.5%	1.1%	37.1%	264,585	7.3%	1.3%	43.1%	263,259	8.5%	1.4%	47.7%
Totals loans to clients	648,316	3.11%	2.9%	100.0%	614,438	2.9%	3.0%	99.9%	549,889	2.9%	2.9%	100.0%
Interbank loans	1	–	–	–	495	0.4%	–	0.1%	159	0.2%	–	–
Totals	648,317	3.0%	2.9%	100.0%	614,933	2.9%	3.0%	100.0%	550,048	2.9%	2.9%	100.0%

	As of December 31, 2011				As of December 31, 2010
	Total Allowance	Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Allowance amount as a percentage of total allocated allowances	Total Allowance	Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Allowance amount as a percentage of total allocated allowances
	Ch$ million				Ch$ million
Commercial loans
Commercial loans	161,289	2.4%	0.9%	33.0%	132,775	2.2%	0.8%	31.2%
Foreign trade loans	19,764	1.9%	0.1%	4.1%	18,888	2.4%	0.1%	4.4%
Draft loans	3,384	2.6%	0.0%	0.7%	4,350	6.4%	–	1.0%
Factoring transactions	1,861	1.0%	0.0%	0.4%	2,083	1.0%	–	0.5%
Leasing transactions	19,266	1.6%	0.1%	3.9%	14,742	1.3%	0.1%	3.5%
Other loans and accounts receivable	4,238	5.0%	0.0%	0.9%	9,664	53.8%	0.1%	2.3%
Subtotals	209,802	2.3%	1.2%	4.3%	182,502	2.2%	1.2%	42.9%
Residential mortgage loans
Loans with letters of credit	707	0.6%	–	0.1%	446	0.3%	–	0.1%
Mortgage mutual loans	1,241	1.7%	–	0.2%	11,319	6.1%	0.1%	2.7%
Other mortgage mutual loans	33,685	0.7%	0.2%	6.9%	5,567	0.1%	–	1.3%
Subtotals	35,633	0.7%	0.2%	7.2%	17,332	0.4%	0.1%	4.1%
Consumer loans
Installment consumer loans	193,874	10.7%	1.1%	39.7%	176,219	11.0%	1.1%	41.4%
Credit card balances	43,922	4.8%	0.3%	9.0%	36,156	4.6%	0.2%	8.5%
Consumer leasing contracts	109	2.9%	–	–	121	3.2%	–	–
Other consumer loans	5,117	2.4%	–	1.1%	13,063	4.4%	0.1%	3.1%
Subtotals	243,022	8.3%	1.4%	49.8%	225,559	8.4%	1.4%	53.0%
Totals loans to clients	488,457	2.8%	2.8%	100.0%	425,393	2.7%	2.7%	100.0%
Interbank	11	–	–	–	54	0.1%	–	–
Totals	488,468	2.8%	2.8%	100.0%	425,447	2.7%	2.7%	100.0%

Based on information available regarding our borrowers, we believe that our loan loss allowances are sufficient to cover known potential losses and losses inherent in a loan portfolio of the size and nature of our loan portfolio.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  Directors and Senior Management

Directors

We are managed by our Board of Directors, which, in accordance with our by-laws, consists of 11 directors and two alternates who are elected at our ordinary shareholders’ meetings. Except as noted below, the current members of the Board of Directors were elected by the shareholders in the ordinary shareholders’ meeting held on April 28, 2015. Members of the Board of Directors are elected for three-year terms. Except as noted below, the term of each of the current board members expires in April of 2017. Cumulative voting is permitted for the election of directors. The Board of Directors may appoint replacements to fill any vacancies that occur during periods between elections. If any member of the Board of Directors resigns before his or her term has ended, and no other alternate director is available to take the position at the next annual ordinary shareholders’ meeting a new replacing member will be elected. Our executive officers are appointed by the Board of Directors and hold office at its discretion. Scheduled meetings of the Board of Directors are held monthly. Extraordinary meetings can be held when called in one of three ways: by the Chairman of the Board of Directors, by three directors with the consent of the Chairman of the Board of Directors or by the majority of directors. None of the members of our Board of Directors has a service contract which entitles any Director to any benefits upon termination of employment with Santander-Chile.

Our current directors are as follows:

Directors	Position	Committees	Term Expires
Vittorio Corbo Lioi	Chairman and Director	Asset and Liability Committee	Apr-17
Market Committee
Executive Credit Committee
Strategy Committee
Risk Committee
Oscar von Chrismar Carvajal	Director	Asset and Liability Committee	Apr-17
Executive Credit Committee
Human Resources Committee
Market Committee
Marketing, Communications and Institutional Image Committee
Risk Committee
Strategy Committee
Roberto Méndez Torres	Director	Executive Credit Committee	Apr-17
Marketing, Communications and Institutional Image Committee
Risk Committee
Strategy Committee
Juan Pedro Santa Maria Perez	Director	Analysis and Resolution Committee	Apr-17
Executive Credit Committee
Risk Committee
Marco Colodro Hadjes	Director	Asset and Liability Committee	Apr-17
Executive Credit Committee
Audit Committee
Market Committee
Mauricio Larraín Garcés	Director	Asset and Liability Committee	Apr-17
Executive Credit Committee
Human Resources Committee
Víctor Arbulú Crousillat	Director	Audit Committee	Apr-17
Lucía Santa Cruz Sutil	Director	Marketing, Communications and Institutional Image Committee	Apr-17
Lisandro Serrano Spoerer	Director	Analysis and Resolution Committee	Apr-17
Audit Committee
Orlando Poblete Iturrate	Director	Risk Committee	Apr-17
Analysis and Resolution Committee
Roberto Zahler Mayanz	Director	Asset and Liability Committee	Apr-17
Market Committee
Blanca Bustamante Bravo	Alternate Director		Apr-17

Raimundo Monge Zegers	Alternate Director	Asset and Liability Committee	Apr-17
Risk Committee
Strategy Committee
Marketing, Communications and Institutional Image Committee

Vittorio Corbo Lioi is our Chairman as of April 2014.  He is one of Chile’s leading economists. In 2003, Mr. Corbo was named President of Chile’s Central Bank. Following the end of his tenure there, Mr. Corbo has been named to various boards and is currently a Senior Investigator at the Centro de Estudio Públicos (CEP), a local think tank. Mr. Corbo is a Director of Santander Spain and Banco Santander Mexico. Between 1991 and 1995 Mr. Corbo was an economic advisor to the Bank, and a member of the Board of Santander-Chile between 1995 and 2003. Mr. Corbo is a member of the Asset and Liability Committee, the Market Committee, the Executive Credit Committee, the Strategy Committee and the Risk Committee. Mr. Corbo has a Business Administration Degree from the Universidad de Chile and a Ph.D. in Economics from MIT.

Oscar von Chrismar Carvajal became Executive Vice-Chairman of the Board on January 1, 2010 after having served as the chief executive officer of Santander-Chile since August 2003. Mr. Von Chrismar is a member of the Asset and Liability Committee, the Executive Credit Committee, the Human Resources Committee, the Market Committee, the Marketing, Communications and Institutional Image Committee, the Risk Committee and Strategy Committee. Prior to assuming the chief executive officer post, he was the Manager of Global Banking. Prior to the merger, he was the former chief executive officer of Old Santander-Chile since September 1997, after being General Manager of Banco Santander-Peru since September 1995. Mr. von Chrismar is also a board member of Banco Santander Argentina and Banco Santander Peru. He is also the Alternate Director of Universia Chile S.A. Prior to that, Mr. von Chrismar was the manager of the Finance Division of Santander-Chile, a position that he had held since joining Santander-Chile in 1990. Mr. von Chrismar holds an Engineering degree from the Universidad de Santiago de Chile.

Roberto Méndez Torres is our Second Vice Chairman.  He is a former member of the Board of Old Santander-Chile, to which he was appointed in 1996. He is a member of the Executive Credit Committee, the Marketing, Communications and Institutional Image Committee, the Risk Committee and the Strategy Committee. He is a professor of Economics at Universidad Católica de Chile. He has been Advisor to Grupo Santander-Chile since 1989. Mr. Méndez is President and Director of Adimark Chile Gfk and on the Board of the Chilean and German Chamber of Commerce. He is also a Director of Enex S.A. and Vice-Chairman of Universia S.A. Mr. Méndez is also a member of the Council of Paz Ciudadana and was a former President of ICARE. He graduated with a degree in Business Administration from Universidad Católica de Chile, and holds an MBA and a Ph.D. from the Graduate School of Business at Stanford University.

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

Marco Colodro Hadjes became a Director on April 19, 2005. Mr. Colodro is a member of the Asset and Liability Committee, the Executive Credit Committee, the Audit Committee, and the Market Committee. Mr. Colodro was President of the Board of Telefónica Chile and a Director of Codelco. He is a former chairman of TVN (national television network) and former vice chairman of Banco del Estado (state bank). He was also owner of Agencia de Valores Alfa S.A. Prior to that, he was Foreign Trade Director at the Central Bank of Chile. Mr. Colodro holds a degree in Economics from the Universidad de Chile, and has done post-graduate studies at the École Pratique des Hautes Etudes of the University of Paris.

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

Víctor Arbulú Crousillat became a Director on May 6, 1999. He is a member of the Audit Committee and has been designated as a Financial Expert. He was a Managing Director of JPMorgan, member of its European management committee and Chief Executive Officer for Spain and Portugal from 1988 until 1998. He has worked for JPMorgan for over 25 years in various positions in Europe, North America and Latin America. Mr. Arbulú also worked for the Inter-American Development Bank. Mr. Arbulú holds a degree in Engineering and a Master's in Business Administration.

Lucía Santa Cruz Sutil became a Director on August 19, 2003. Ms. Santa Cruz was a member of our Audit Committee until May 2010. She is a member of the Marketing Committee and the University Committee. Ms. Santa Cruz holds a degree in History and a Master's Degree in Philosophy from Oxford University. She is the Dean of the College of Liberal Arts of the Universidad Adolfo Ibañez. Ms. Santa Cruz is also a Director of Universia Chile S.A. She is also on the Board of Compañía de Seguros Generales y de Vida La Chilena Consolidada, on the Advisory Board of Nestle Chile and the Fundación Educacional Santa Teresa de Avila. She is also a member of the Self-Regulation Committee for Insurance Companies in Chile.

Lisandro Serrano Spoerer was elected to the Board in January 2011. He is a member of the Analysis and Resolution Committee and the Audit Committee. He is currently Dean of the Universidad Gabriel Mistral and Professor of Law and Tax at the Law School. He is also a member of the Regulation Committee of the Santiago Stock Exchange and the Self-Regulation Committee of the Chilean Electronic Stock Exchange. Previously, he worked at PricewaterhouseCoopers from 1977 to 2003 where he was a partner in the tax division and later a Principal partner. He was also member of the board of the Hong Kong & Shanghai Bank branch in Chile. Mr. Serrano holds a degree in law and an MBA from the Pontificia Universidad Católica de Chile.

Orlando Poblete Iturrate became a Director on April 25, 2015. He previously became an Alternate Director on April 22, 2014. Since 1991 Mr. Poblete has been a professor at the Universidad Los Andes. Between 1997 and 2004, he was Dean of the Law School and since 2014 he has been Chancellor of the university. He is also a partner at the law firm Orlando Poblete & Company. He is an arbitrator of the Centro de Arbitraje y Mediación de la Cámara de Comercio de Santiago. He has also been a Professor of Law at the University of Chile. Mr. Poblete is a lawyer from the University of Chile and has masters from the same university.

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

Raimundo Monge Zegers became an Alternate Director on April 29, 2003. He is currently a member of the Asset and Liability Committee, the Risk Committee, the Strategy Committee and the Marketing, Communications and Institutional Image Committee. He is Corporate Director of Strategic and Financial Planning for Grupo Santander-Chile and is CEO of Santander-Chile Holding S.A. He is also President of Santander S.A. Sociedad Securitizadora and Santander Factoring S.A. He is a Director of Aurum S.A. and Bansa Santander S.A. Mr. Monge has a degree in business from the Universidad Católica de Chile and an MBA from the University of California, Los Angeles.

Blanca Bustamante Bravo became an Alternate Director on April 28, 2015. In 1998, she joined Concha y Toro as Head of Investor Relations with the responsibility to present business strategy and achievements of the company to the financial community, a position held until 2010. In parallel, in May 2001, she became Assistant Manager of

Corporate Communications. In 2011, she became responsible for relations with the community in order to focus the efforts of the company in projects that create value for the community and the environment in which it operates. Since 2013, she is a director in the Center for Innovation for Concha y Toro which focus is on social responsibility for companies. She holds a degree in business from Universidad Católica de Chile.

Senior Management

Our senior managers are as follows:

Senior Manager	Position	Date Appointed
Claudio Melandri	Chief Executive Officer	January 1, 2010
Miguel Mata	Chief Financial Officer	November 1, 2011
Gabriel Montoya	Financial Controller	April 1, 2009
Ricardo Martinez	Corporate Director of Internal Audit	September 1, 2013
Fred Meller	Global Banking and Markets	January 1, 2011
Julian Acuña	Manager Commercial Banking	July 1, 2013
Franco Rizza	Manager Credit Risk	February 1, 2014
Jose Manuel Manzano	Manager Human Resources & Administration	September 1, 2013
Felipe Contreras	Chief Accounting Officer	October 1, 2008
Pablo Correa	Manager Corporate Communications	March 1, 2012
Carlos Volante	Manager Clients and Service Quality	January 1, 2014
Cristian Florence	General Counsel	September 3, 2012

Claudio Melandri became the Chief Executive Officer of Santander-Chile in January 2010 after being our Retail Banking Manager since February 21, 2008. He started his career at Santander-Chile in 1990 becoming a regional branch manager and manager of Santander-Chile’s branch network. He was also a Vice-President at Banco Santander Venezuela from 2005 to 2007. In 2007, he was appointed Corporate Director of Human Resources of Banco Santander-Chile. He is also a Director of Santander Chile Holding S.A. and Universia Chile S.A. Mr. Melandri has a Business Degree from the Universidad Tecnológica Metropolitana in Chile and holds a Master's degree in Business Administration from the Universidad Adolfo Ibañez.

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

Ricardo Martinez is the Corporate Director of Internal Auditing, a position he has held since September 1, 2013. He has worked for Grupo Santander since 1998 in different position in Internal Auditing, including the Internal Director of Accounting, Audit Manager of Insurance and Asset Management and head auditor of Financial Risks. Mr. Martinez has a degree in Economic Sciences and Business from the Universidad Complutense of Madrid and a Master's in Business from the CIFF of the Universidad de Alcalá de Henares.

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

Felipe Contreras was named Chief Accounting Officer of Santander-Chile in October 2008. He has worked for 14 years in our Accounting Department, most recently as Manager of the Consolidation and Reporting Departments, overseeing our Chilean, U.S. and Spanish GAAP reporting requirements. He was in charge of our recent transition to International Financial Reporting Standards. Mr. Contreras is a Public Accountant from the University of Santiago and is currently a candidate to a Master's in Advanced Finance from the Universidad Adolfo Ibáñez.

Pablo Correa became Manager of Corporate Communications and Public Policy in March 2012. Prior to that he was Capital Markets Coordinator in the Ministry of Finance. Prior to that he was Chief Economist of Santander-Chile from 2006 until 2010 and an advisor to the Minister of Finance and the IBD from 2005 to 2006. Mr. Correa has an economics Degree from Universidad Católica de Chile and a Master's degree from the Harvard Kennedy School of Government.

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

Cristian Florence is our General Counsel, a position he has held since September 2012. Prior to that he served as Chief Lawyer at Santander-Chile. Mr. Florence joined Santander-Chile in 2002 when Santander-Chile merged with Banco Santiago. He started working in the banking industry in 1991, when he joined Centrobanco, a predecessor of Banco O’Higgins and Banco Santiago serving at several positions in the law departments. Mr. Florence is also a Director of Administrador Financiero de Transantiago S.A. He has a degree in Law from the Universidad Gabriela Mistral and a Master of Laws (LLM) from the same university.

B.  Compensation

For the year ended December 31, 2014, the aggregate amount of compensation paid by us to all of our directors was Ch$1,235 million, in monthly stipends. For the year ended December 31, 2014, the aggregate amount of compensation paid by us to all of our executive officers and our management members was Ch$32,577 million (U.S.$53.6 million). At our annual shareholder meeting to be held on April 28, 2015, shareholders will be asked to approve a monthly stipend per director of UF 230 (U.S.$9,311), UF 460 (U.S.$18,622) for the Chairman of the

Board and UF 345 (U.S.$13,966) for the Vice-Chairman of the Board. This amount will be increased by UF 30 per month (U.S.$1,214) if a Board member is named to one or more committees of the Board. The additional amount will be UF 60 (U.S.$2,429) for the President of a committee and UF 45 (U.S.$1,822) for the Vice-President of a committee. Shareholders will also be asked to approve the Audit Committee 2014 remuneration for its members. The remuneration is a 33% additional compensation over the monthly stipend received by a regular board member, or UF 77 (U.S.$3,117), totaling a monthly stipend of UF 307 (U.S.$12,428). This remuneration is in line with the new Chilean corporate governance law. In addition, we pay certain directors professional service fees for the consulting services that they render to us in their fields of expertise. For the year ended December 31, 2014, payments to our directors for consulting fees totaled Ch$759 million (U.S.$1.2 million).

Santander-Chile and its affiliates have designed variable-compensation plans for their employees, based on performance targets and objectives, the achievement of which are evaluated and paid on a quarterly and/or annual basis.

Share-based compensation (settled in cash)

In accordance with IFRS 2, equity instruments settled in cash are allocated to executives of the Bank and its Subsidiaries as a form of compensation for their services. The Bank measures the services received and the cash obligation at fair value at the end of each reporting period and on the settlement date, recognizing any change in fair value in the income statement for the period. For the years ended December 31, 2014, 2013 and 2012, share-based compensation amounted to Ch$ 329 million, Ch$ 684 million and Ch$ 1,747 million.

Pension Plans:

The Bank has an additional benefit available to its principal executives, consisting of a pension plan. The purpose of the pension plan is to endow the executives with funds for a better supplementary pension upon their retirement. For this purpose, the Bank will match the voluntary contributions made by the beneficiaries for their future pensions with an equivalent contribution. The executives will be entitled to receive this benefit only when they fulfill the following conditions:

a.	Aimed at the Bank’s management.
b.	The general requisite to apply for this benefit is that the employee must be carrying out his/her duties when turning 60 years old.
c.	The Bank will create a pension fund, with life insurance, for each beneficiary in the plan. Periodic contributions into this fund are made by the manager and matched by the Bank.
d.	The Bank will be responsible for granting the benefits directly.

If the working relationship between the manager and the respective company ends, before s/he fulfills the abovementioned requirements, s/he will have no rights under this benefit plan. In the event of the executive’s death or total or partial disability, s/he will be entitled to receive this benefit. The Bank will make contributions to this benefit plan on the basis of mixed collective insurance policies whose beneficiary is the Bank. The life insurance company with whom such policies are executed is not an entity linked or related to the Bank or any other Santander Group company.  Plan Assets owned by the Bank at the end of 2014 totaled Ch$6,495 million (Ch$5,171 million in 2013).The amount of the defined benefit plans has been quantified by the Bank, based on the following criteria:

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

Actuarial hypothesis assumptions:

Actuarial assumptions with respect to demographic and financial variables are non-biased and mutually compatible with each other.  The most significant actuarial hypotheses considered in the calculations were:

	Plans post-employment	Plans post-employment
	2014	2013

Mortality chart	RV-2009	RV-2009
Termination of contract rates	5.0%	5.0%
Impairment chart	PDT 1985	PDT 1985

Assets related to the pension fund contributed by the Bank into the Seguros Euroamérica insurance company with respect to defined benefit plans are presented as net of associated commitments.  Activity for post-employment benefits is as follows:

	As of December 31,
	2014	2013
	MCh$	MCh$
Plan assets	6,495	5,171
Commitments for defined-benefit plans
For active personnel	(4,639)	(3,888)
Incurred by inactive personnel	—	—
Minus:
Unrealized actuarial (gain) losses	—	—
Balances at year end	1,856	1,283

Year’s cash flow for post-employment benefits is as follows:

	For the years ended December 31,
	2014	2013	2012
	MCh$	MCh$	MCh$

a) Fair value of plan assets
Opening balance	5,171	5,584	5,508
Expected yield of insurance contracts	446	247	326
Employer contributions	878	(660)	(250)
Actuarial (gain) losses	—	—	-
Premiums paid	—	—	—
Benefits paid	—	—	—
Fair value of plan assets at year end	6,495	5,171	5,584
b) Present value of obligations
Present value of obligations opening balance	(3,244)	(3,594)	(3,143)
Net incorporation of Group companies	—	—	—
Service cost	(1,395)	(311)	(452)
Interest cost	—	—	—
Curtailment/settlement effect	—	—	—
Benefits paid	—	—	—
Past service cost	—	—	—
Actuarial (gain) losses	—	17	—
Other	—	—	—
Present value of obligations at year end	(4,639)	(3,888)	(3,595)
Net balance at year end	1,856	1,283	1,989

Plan expected profit:

	As of December 31,
	2014	2013	2012
Type of expected yield from the plan’s assets	UF + 2.50% annual	UF + 2.50% annual	UF + 2.50% annual
Type of yield expected from the reimbursement rights	UF + 2.50% annual	UF + 2.50% annual	UF + 2.50% annual

Plan associated expenses:

	For the years ended December 31,
	2014	2013	2012
	MCh$	MCh$	MCh$

Current period service expenses	1,395	311	452
Interest cost	—	—	—
Expected yield from plan’s assets	(446)	(247)	(326)
Expected yield of insurance contracts linked to the Plan:
Extraordinary allocations	—	—	—
Actuarial (gain)/ losses recorded in the period	—	(17)	—
Past service cost	—	—	—
Other	—	—	—
Total	949	47	126

C.  Board Practices

Audit Committee

Board member	Position in Committee
Marco Colodro	Chairman
Víctor Arbulú Crousillat	First Vice Chairman and Financial Expert
Lisandro Serrano	Second Vice Chairman

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

Board member	Position in Committee
Vittorio Corbo	Chairman
Mauricio Larraín	Vice-Chairman
Oscar von Chrismar	Second Vice-Chairman
Marco Colodro	Member
Roberto Zahler	Member
Raimundo Monge	Member

The main functions of the ALCO are:

•	Making the most important decisions regarding interest rate risk, funding, capital and liquidity levels.

•	Review of the Bank’s main gaps (foreign currency and inflation gap).

•	Review of the evolution of the most relevant local and international markets and monetary policies.

Market Committee

The Market Committee includes the Vice-Chairman of the Board, three additional members of the Board, the Chief Executive Officer, the Manager of Global Banking and Markets, the Manager of the Treasury Division, the Manager of the Financial Management Division, the Manager of Market Risk, the Financial Controller and other senior members of management.

Board member	Position in Committee
Vittorio Corbo	Chairman
Oscar von Chrismar	Vice-Chairman
Roberto Zahler	Second Vice-Chairman
Mauricio Larraín	Member
Marco Colodro	Member

The Market Committee is responsible for:

•	Establishing a strategy for the Bank’s trading portfolio.

•
Establishing the Bank’s policies, procedures and limits with respect to its trading portfolio. The Bank’s Market Risk Department measures all risks and limits and reports these to the Market Committee.

•	Reviewing the evolution of the most relevant local and international markets and monetary policies.

Executive Credit Committee

The Executive Credit Committee is comprised of the following Board members:

Board member	Position in Committee
Vittorio Corbo	Chairman
Marco Colodro	Vice-Chairman
Oscar von Chrismar	Second Vice-Chairman
Roberto Méndez	Member
Juan Pedro Santa María	Member

In addition, this committee also includes: the Corporate Director of Risk, the CEO, the Corporate Legal Counsel, the Manager of Global Banking, the Corporate Director of Human Resources and Administration (this is a newly-created position) and two senior members of the Credit Risk department, who present the loans being reviewed. The Executive Credit Committee meets weekly and performs the following main functions:

•	Reviews the main client exposures by: economic sector, geography, type of risk and segment.

•	Supervises and review the main credit risk indicators (NPLs, coverage, impaired loans, etc.).

•	Takes notes, analyzes and follows up on the observations and recommendations of the regulatory bodies and the external and internal auditors on credit-risk-related issues.

•	Reviews the loan positions reviewed by the Senior Credit Committee above U.S.$10 million and approves those loan positions greater than U.S.$60 million.

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

Risk Committee

Board member	Position in Committee
Oscar von Chrismar	Chairman
Juan Pedro Santa María	Vice-Chairman
Raimundo Monge	Member
Orlando Poblete	Member
Roberto Méndez	Member
Juan Pedro Santa María	Member

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

Marketing, Communications and Institutional Image Committee

Board member	Position in Committee
Roberto Méndez	Chairman
Oscar Von-Chrismar	Vice-Chairman
Lucía Santa Cruz	Second Vice-Chairman
Raimundo Monge	Member

The Marketing, Communications and Institutional Image Committee is comprised of the Chairman of the Board and three additional Board members, the CEO, the Manager of Retail Banking, the Manager of Human Resources, the Manager of Corporate Communications, the Manager of Marketing and other senior managers. This committee

Strategy Committee

Board member	Position in Committee
Vittorio Corbo	Chairman
Roberto Méndez	Vice Chairman
Oscar von Chrismar	Member
Raimundo Monge	Member

The Strategy Committee is in charge of our strategic planning process and follow-up, as well as the identification of broad business opportunities and threats. The Strategy Committee is comprised of the Chairman of the Board and four additional Board members.

Analysis and Prevention of Money Laundering Committee

Board member	Position in Committee
Juan Pedro Santa María	Chairman
Lisandro Serrano	Vice Chairman
Orlando Poblete	Member

This Committee defines and controls the policies regarding anti-money laundering and financing of terrorism in line with Chilean law and Grupo Santander’s governance.

Human Resources Committee

Board member	Position in Committee
Vittorio Corbo	Chairman
Mauricio Larraín	Chairman
Oscar Von-Chrismar	Member

The Human Resources Committee is comprised of two Board members, the CEO, the Manager of Human Resources and Administration, the Manager of Human Resources and other senior managers. The Human Resources Committee dictates guidelines on management and general human resources policies, including incentive, selection, promotion and training policies.

D.  Employees

As of December 31, 2014, on a consolidated basis, we had 11,478 employees, 9,866 of whom were bank employees, 93 of whom were employees of our subsidiaries and 1,519 were employees of entities controlled by the Bank through other considerations.  We have traditionally enjoyed good relations with our employees and their unions. Of the total headcount of us and our subsidiaries, 8,266 or 72.0% were unionized. In May 2014, a new collective bargaining agreement was signed, which went into effect on January 1, 2014 and which expires on December 31, 2018, though it may be renegotiated ahead of schedule with the consent of management and the union. We generally apply the terms of our collective bargaining agreement to unionized and non-unionized employees. The following chart summarizes the number of employees employed by the bank.

Employees	As of December 31, 2014
Executives	702
Professionals	5,435
Administrative	5,341
Total	11,478

E.  Share Ownership

No director or executive officer owns more than 1% of the shares of Santander-Chile. As of December 31, 2014, the following directors and executives held shares in Santander-Chile:

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

The number of outstanding shares of Santander-Chile (of which there is only one class, being ordinary shares) at December 31, 2014, was 188,446,126,794 shares, without par value. Santander-Chile’s shares are listed for trading on the Chilean Stock Exchanges and on the NYSE in connection with the registration of ADRs. The market capitalization of Santander-Chile at December 31, 2014 on the Chilean stock exchange was Ch$ 5,651,625 million and U.S.$ 9,290 million on the NYSE. At December 31, 2014, Santander-Chile had 11,881 holders of its ordinary shares registered in Chile, including JP Morgan as Depositary (the “Depositary”) of Santander-Chile’s ADS Program. Other than the information disclosed in this section, there are no arrangements to the knowledge of Santander-Chile that can result in a change of control of Santander-Chile. As of December 31, 2014, there were a total of 25 ADR holders on record. Since some of these ADRs are held by nominees, the number of record holders may not be representative of the number of beneficial holders

B.  Related Party Transactions

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

The Bank also considers the companies that are part of the Santander Group worldwide as related parties, given that all of them have a common parent, i.e., Santander Spain. The table below shows loans and accounts receivable and contingent loans with related parties. For more information, see “Note 34—Transactions with Related Parties” in our Audited Consolidated Financial Statements appearing elsewhere in this Annual Report:

	As of December 31,
	2014				2013				2012
	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn

Loans and accounts receivables
Commercial loans	51,647	9,614	4,348	8,743	47,305	618	4,022	51,141	46,790	668	2,910	57,723
Mortgage loans	-	-	19,941	-	-	-	15,561	-	-	-	15,089	-
Consumer loans	-	-	2,798	-	-	-	2,061	-	-	-	1,513	-
Loans and accounts receivables	51,647	9,614	27,087	8,743	47,305	618	21,644	51,141	46,790	668	19,512	57,723
Provision for loan losses	(139)	(10)	(46)	(18)	(238)	(3)	(44)	(6)	(329)	(3)	(39)	(9)
Net loans	51,508	9,604	27,041	8,725	47,067	615	21,600	51,135	46,461	665	19,473	57,714
Guarantees	409,339	-	23,896	1,289	124,420	-	19,237	2,326	9	-	17,909	1,349
Contingent loans
Personal guarantees	-	-	-		-	-	-	-	-	-	-	-
Letters of credit	16,000	-	-	11	30,714	-	-	-	25,697	-	-	-
Guarantees	432,802	-	-	762	172,274	-	-	9,989	34,897	-	-	1,443
Contingent loans	448,802	-	-	773	202,988	-	-	9,989	60,594	-	-	1,443
Allowance for contingent loans	(12)	-	-	-	(22)	-	-	(4)	(15)	-	-	(2)
Net contingent loans					202,966	-	-	9,985	60,579	-	-	1,441

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

The largest related party loan, which matures on May 27, 2015 and by the Bank is to Banco Santander Spain S.A., corresponds to a performance bond (boleta de garantía) and had an amount outstanding of U.S.$79 million, which was guaranteeing a corporate foreign trade loan. As this operation is a contingent loan, the Bank charges a fee which was 0.75% per annum.

The table below shows assets and liabilities with related parties:

	As of December 31,
	2014				2013				2012
	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Assets
Cash and deposits in banks	193,377	—	—	—	5,306	—	—	—	5,357	—	—	—
Trading investments	—	—	—	—	—	—	—	—	—	—	—	—
Obligations under repurchase agreements	—	—	—	—	—	—	—	—	—	—	—	—
Loans
Financial derivative contracts	995,468	—	—	—	557,026	—	—	—	526,734	—	—	—
Available for sale investments	—	—	—	—	—	—	—	—	—	—	—	—
Other assets	2,776	—	—	—	2,460	—	—	—	4,339	—	—	—
Liabilities
Deposits and other demand liabilities	5,061	1,168	2,403	4,602	58,030	10,406	2,783	23,300	65,386	2,563	2,286	17,211
Obligations under repurchase agreements	47,010	—	—	—	59,703	—	—	—	92,862	—	—	—
Loans
Time deposits and other time liabilities	269,381	2,320	81,079	81,079	54,212	299	3,774	156,977	97,449	373	2,842	39,193
Financial derivative contracts	1,395,507	—	—	—	537,162	—	—	—	387,903	—	—	—
Issued debt instruments	336,323	—	—	—	96,872	—	—	—	67,368	—	—	—
Other financial liabilities	846	—	—	—	3,912	—	—	—	103,207	—	—	—
Other liabilities	771	—	—	—	462	—	—	—	1,241	—	—	—

Other transactions with related parties

During the years ended December 31, 2014, 2013 and 2012, the Bank had the following significant income (expenses) from services provided to (by) related parties:

	For the years ended December 31,
	2014				2013				2012
	Companies of the Group	Associated Companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated Companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Income (expense) recorded
Interest income and inflation—indexation adjustments	(11,130)	25	1,963	(2,509)	(8,812)	50	1,065	(1,082)	(11,660)	54	948	(2,819)
Fee and commission income and expenses	30,591	84	230	167	—	75	120	3,615	(1,191)	59	114	214
Net profit (loss) from financial operations and net foreign exchange gain (loss) (*)	(315,918)	—	20	(10,051)	(8,690)	—	(4)	(1,534)	241,424	—	(1)	107
Other operating income and expenses	1,158	—	—	—	955	—	—	—	643	—	—	—
Income from sale of investments in other companies (**)	—	—	—	—	78,122	—	—	—	—	—	—	—
Key personnel compensation and expenses	—	—	(31,361)	—	—	—	(31,652)	—	—	—	(30,999)	—
Administrative and other expenses	(30,342)	(33,961)	—	—	(28,371)	(30,758)	—	—	(23,121)	(20,461)	—	—
Total	(325,641)	(33,852)	(29,148)	(12,393)	33,204	(30,633)	(30,471)	999	206,095	(20,348)	(29,938)	(2,498)

(*)	Primarily relates to derivative contracts used to financially cover exchange risk of assets and liabilities that cover positions of the Bank and its subsidiaries.

(**)	Corresponds to the profit from the sale of the subsidiary Santander Asset Management S.A. Administradora General de Fondos.

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

ITEM 8. FINANCIAL INFORMATION

A.  Consolidated Statements and Other Financial Information

Financial Information

See “Item 18.  Financial Statements.”

Legal Proceedings

We are subject to certain claims and are party to certain legal and arbitration proceedings in the normal course of our business, including claims for alleged operational errors. We do not believe that the liabilities related to such claims and proceedings are likely to have, in the aggregate, a material adverse effect on our consolidated financial condition or results of operations. For the year ended December 31, 2014, the Disclosure Committee of Santander-Chile has defined a significant legal proceeding as that implying an estimated incurred loss greater than 0.56% of the average of pre-tax net income in the last two years. As of December 31, 2014, this cut-off totaled Ch$3,156 million (U.S.$5.2 million). As of December 31, 2014, there were no legal proceedings exceeding that amount. There are no material proceedings in which any of our directors, any members of our senior management, or any of our affiliates is either a party adverse to us or our subsidiaries or has a material interest adverse to us or our subsidiaries.

Upon the recommendation of our legal advisors, we estimate that our aggregate liability if all legal proceedings were determined adversely to us could result in significant losses not estimated by us. As of December 31, 2014, we have set aside Ch$2,175 million (U.S.$3.6 million) as provisions for these legal actions. These provisions are presented in “Contingency Provisions” in the Consolidated Statements of Financial Position. In addition, there are other lawsuits in our subsidiaries for (Ch$485 million or US$0.8 million), which primarily relate to the litigation between Santander Corredores de Seguros Limitada and its clients for leasing assets.

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

	Santiago Stock Exchange		NYSE
	Common Stock		ADS(2)
	High	Low	High	Low
	(Ch$ per share(1))		(U.S.$ per ADS)
Annual Price History
2010	47.37	30.74	64.78	31.22
2011	43.65	31.94	99.44	59.40
2012	41.01	31.40	33.96	26.10
2013	36.23	27.62	30.59	21.38
2014	37.32	26.81	26.91	19.19
Quarterly Price History
2013
1st Quarter	36.23	33.41	30.59	28.34
2nd Quarter	33.49	28.20	28.31	21.93
3rd Quarter	33.49	27.62	26.79	21.56
4th Quarter	33.15	28.21	26.20	21.38
2014
1st Quarter	32.10	26.81	23.57	19.34
2nd Quarter	37.21	31.98	26.85	23.02
3rd Quarter	37.32	33.05	26.91	21.85
4th Quarter	34.08	29.74	22.91	21.19
Monthly Price History
Oct-14	33.51	30.58	22.46	21.10
Nov-14	34.08	31.21	22.91	21.19
Dec-14	32.60	29.74	21.35	19.19
Jan-15	31.64	29.52	20.28	19.02
Feb-15	30.14	32.41	21.00	19.20
Mar-15	33.97	31.68	21.71	19.97
Apr-15	34.77	32.93	22.61	21.22
May-15 (through May 8, 2015)	33.01	32.55	21.84	21.26

B.  Plan of Distribution

Not applicable

C.  Nature of Trading Market

Nature of Trading Market

Shares of our common stock are traded on the Chilean Stock Exchanges. Each ADS represents 400 shares of common stock. ADRs have been issued pursuant to the Deposit Agreement, dated as of August 4, 2008, among Santander-Chile, the Depositary and all holders from time to time of ADRs. On October 22, 2012, this agreement was amended and the number of shares per ADS was changed from 1,039 to 400 shares. As of December 31, 2014, 78,425,011ADSs were outstanding (equivalent to 31,370,004,471 shares of common stock or 16.66% of the total number of issued shares of common stock).

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

Meetings and Voting Rights

An ordinary annual meeting of shareholders is held within the first four months of each year. The ordinary annual meeting of shareholders is the corporate body that approves the annual financial statements, approves all dividends in accordance with the dividend policy determined by our Board of Directors, elects the Board of

Directors and approves any other matter that does not require an extraordinary shareholders’ meeting. The last ordinary annual meeting of our shareholders was held on April 28, 2015. Extraordinary meetings may be called by our Board of Directors when deemed appropriate, and ordinary or extraordinary meetings must be called by our Board of Directors when requested by shareholders representing at least 10.0% of the issued voting shares or by the SBIF. Notice to convene the ordinary annual meeting or an extraordinary meeting is given by means of three notices which must be published in a newspaper of our corporate domicile (currently Santiago) or in the Official Gazette in a prescribed manner, and the first notice must be published not less than 15 days nor more than 20 days in advance of the scheduled meeting. Notice must also be mailed 15 days in advance to each shareholder and given to the SBIF and the Chilean Stock Exchanges. Currently, we publish our official notices in the El Mercurio newspaper of Santiago.

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

C.  Material Contracts

During the past two years, we were not a party to any material contract outside the ordinary course of business.

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

For purposes of this summary, the term “Foreign Holder” means either (1) in the case of an individual, a person who is not resident or domiciled in Chile; or (2) in the case of a legal entity, a legal entity that is not organized under the laws of Chile, unless the shares of our common stock or ADSs are assigned to a branch or a permanent establishment of such entity in Chile. For purposes of Chilean taxation, (a) an individual holder is resident in Chile if he or she has remained in Chile for more than six months in one calendar year, or a total of more than six months in two consecutive fiscal years, and (b) an individual is domiciled in Chile if he or she resides in Chile with the actual or presumptive intent of staying in Chile.(intention that can be evidenced by circumstances such as the acceptance of an employment in Chile or the relocation of one´s family to Chile).

The Income Tax Law provides that a Foreign Holder is subject to income taxes on his/her incomes of Chilean sources. For this purposes, Chilean source income means earnings from activities performed within Chilean territory or from sale, disposition or other transactions in connection with assets or goods located in Chile. Indirect sale regulations may also attribute sourced Chilean income.

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

The effective rate of Withholding Tax to be imposed on dividends paid by us will vary depending upon the amount of First Category Tax paid by us on the earnings underlying the dividends. The statutory rate for the First Category Tax attributed to earnings generated during the years 2008, 2009 and 2010 was 17.0%. For years, 2011, 2012 and 2013 was 20% and, for year 2014 is 21%. The example below illustrates the effective Chilean Withholding Tax burden on a cash dividend received by a Foreign Holder, assuming a Withholding Tax rate of 35%, a statutory First Category Tax rate of 21% and a distribution of all of the net proceeds available after payment of the First Category Tax.

Taxable income	U.S.$ 100
First Category Tax (21% of U.S.$100)	(21)
Net proceeds available	79
Dividend payment	79
Withholding Tax (35% of the sum of the dividend (U.S.$79) and the available First Category Tax credit (U.S.$21))	35
First Category Tax credit	(21)
Payable Withholding Tax	14
Net dividend received	65 (79-14)
17.72%
Effective dividend withholding tax rate	(14/79)

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

Taxation of Capital Gains

Gain realized on the sale, exchange or other disposition by a Foreign Holder of ADSs will not be subject to Chilean taxation, provided that such sale or disposition occurs outside Chile or that it is performed under the rules of Title XXIV of the Chilean Securities Market Law, as amended by Law N°19,601, dated January 18, 1999. The deposit and withdrawal of shares of common stock in exchange for ADSs will not be subject to any Chilean taxes.

Gain recognized on a sale or exchange of shares of common stock (as distinguished from sales or exchanges of ADSs representing such shares of common stock) by a Foreign Holder will be subject both to First Category Tax (currently imposed at a rate of 21%) and Withholding Tax (the first can be used as credit against the second) if (1) the Foreign Holder has held such shares of common stock for less than one year since exchanging ADSs for the shares of common stock, (2) the Foreign Holder acquired and disposed of the shares of common stock in the ordinary course of its business or as a regular trader of stock or (3) the sale is made to a company in which the Foreign Holder holds an interest. In certain other cases where the Foreign Holder of shares of common stock has some connection with Chile, gain on the disposition of shares of common stock will be subject only to First Category Tax as a single tax (currently imposed at a rate of 21%).

The sale of shares of common stock by a Foreign Holder to an individual or entity non-resident or domiciled in Chile is subject to a provisional withholding. Such a provisional withholding will be equal to (i) 5% of the total amount to remit, without any deduction, paid to, credited to or putted at the disposal of the Foreign Holder if the transaction is subject to the First Category Tax as a single tax, unless the gain subject to taxation can be determined, in which case the withholding will be equal to the rate of First Category Tax (currently 21%) on the gain, or (ii) the difference between Withholding Tax (35%) and First Category Tax (21%) rates, which currently would be 14%, of the total amount to remit, without any deduction, paid to, credited to or putted at the disposal of the Foreign Holder, if the transaction is subject to both First Category and Withholding Tax, unless the gain subject to taxation can be determined, in which case the withholding will be equal to a 35% on the gain. For income tax purposes, the capital gain shall be the difference between the sales price and the acquisition cost of the stock. The tax basis of shares of common stock received in exchange for ADSs will be the acquisition value of such shares. The valuation procedure set forth in the deposit agreement, which values shares of common stock that are being exchanged at the highest price at which they trade on the Santiago Stock Exchange on the date of the exchange, generally will determine the acquisition value for this purpose. Consequently, the conversion of ADSs into shares of common stock and sale of such shares of common stock for the value established under the deposit agreement will not generate a capital gain subject to taxation in Chile.

 In the case where ADSs were exchanged for shares and the subsequent sale of the shares is made on a day that is different than the date on which the exchange is recorded, capital gains subject to taxation in Chile may be generated. On October 1, 1999, the Chilean Internal Revenue Service issued Ruling N°3,708 whereby it allowed Chilean issuers of ADSs to amend the Deposit Agreements in which they are parties in order to include a clause that states that, in the case that the exchanged shares are sold by the ADSs’ holder on a Chilean Stock Exchange, either on the same day on which the exchange is recorded in the shareholders’ registry of the issuer or within the two prior business days to such date, the acquisition price of such exchanged shares shall be the price registered in the invoice issued by the stock broker that participated in the sale transaction. Consequently, as we have included this clause in the form of ADRs attached to the deposit agreement, the capital gain that may be generated if the shares received in exchange for ADSs were sold within two days prior to the date on which the exchange is recorded will not be subject to taxation.

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

Impact of Chilean Tax Reform

On September 29, 2014, the Law N°20.780 containing the Tax Reform was published in the Official Gazette.  The Tax Reform introduced significant changes to the Chilean taxation system and strengthened the powers of the Chilean Tax Authority to control and prevent tax avoidance. The Tax Reform contemplates, among other matters, changes to the corporate tax regime to create two tax regimes. According to the Tax Reform, Chile would have a dual tax system starting from 2017, the shareholders would be able to opt to be subject to one of the following systems: (i) the Semi-Integrated Regime (Sistema Parcialmente Integrado), and (ii) the Attributed Income Regime (Sistema de Renta Atribuida).

Under the Attributed Income Regime, the Shareholders would be taxed on an accrual basis, with a FCIT rate of 25% imposed at the level of the operating entity, plus global complementary tax at progressive rates for resident individuals or an additional withholding income tax (AWIT) of 35% for nonresident shareholders (the FCIT being 100% creditable), resulting in an overall income tax charge of 35% for nonresidents. Under this system, profits would be required to be attributed to the owners or shareholders, irrespective of whether a distribution actually is made.

Under the Semi-integrated Regime, the shareholders would be taxed on a cash basis (when profits are distributed), but at a FCIT rate of 25.5% for 2017 (and 27% as from 2018). The FCIT still would be creditable against the 35% AWIT under that system, but 35% of the credit would have to be paid to the Treasury, so, in practice, only 65% of the FCIT would be creditable. Thus, taxpayers would pay for the ability to defer shareholder taxation until profits actually are distributed with a higher overall income tax rate than under the attributed income system.

However, the Tax Reform considered that investors from countries with treaties containing the Chile clause would be entitled to 100% of the FCIT credit, even if they have opted into the semi-integrated system. Thus, investors from such treaty countries would enjoy the advantage of deferring shareholder taxation until profits are distributed, and yet retain the benefit of the overall 35% income tax charge. This could lead to a shift in the jurisdictions commonly used to make investments into Chile.

For banking enterprise, the default system is the Semi-integrated Regime, unless at a future shareholders’ meeting agrees to opt for the attributable taxation regime. Additionally, the Tax Reform considered an increase gradually of the FCIT rate of 20% up to 25% under the Attributed Income Regime, as described below. In the case of the Semi-Integrated Regime, the rate would increase up to 27%.

Year	Rate
2014	21%
2015	22.5%
2016	24%
2017	25% (Attributed Income Regime) /
25.5% (Semi-Integrated Regime)
2018	25% (Attributed Income Regime) /
27% (Semi-Integrated Regime)

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

Taxation of Distributions

Distributions paid on shares of our common stock or ADSs, other than certain pro rata distributions of common shares or rights, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. holders as dividends. Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, certain dividends paid by “qualified foreign corporations” to certain non-corporate U.S. holders may be taxable at rates applicable to long-term capital gains. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on a securities market in the United States, such as the NYSE where our ADSs are traded. You should consult your tax advisers to determine whether the favorable rates may apply to dividends you receive and whether you are subject to any special rules that limit your ability to be taxed at the favorable rates. The amount of the dividend will include any amounts withheld by us or our paying agent in respect of Chilean taxes at the effective rate (after credit for First Category Taxes) as described above under “ — Material Tax Consequences of Owning Shares of Our Common Stock or ADSs—Taxation of Dividends” above. You should consult with your tax adviser to determine the amount considered withheld with respect to a distribution if you opt to be subject to the Attributed Income Regime for Chilean tax purposes starting in 2017, as described above under “—Material Tax Consequences of Owning Shares of Our Common Stock or ADSs—Impact of Chilean Tax Reform.”  The amount of the dividend will be treated as foreign-source dividend income to you and will not be eligible for the dividends received deduction generally allowed to U.S. corporations under the Code.

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

Subject to applicable limitations that may vary depending upon your circumstances and the discussion above regarding concerns expressed by the U.S. Treasury, Chilean taxes withheld from cash dividends on shares of our common stock or ADSs, reduced by the credit for any First Category Tax, as described above under “—Chilean

Taxation,” generally will be creditable against your U.S. federal income tax liability.  Starting in 2017, if you opt into the Attributed Income Regime, as described above under “—Material Tax Consequences of Owning Shares of Our Common Stock or ADSs—Impact of Chilean Tax Reform,”  amounts withheld by us, reduced by the credit for any First Category Tax, may be creditable for U.S. tax purposes.  If creditable, it is uncertain whether such tax would be creditable in the year the Chilean tax is imposed, irrespective of whether a distribution is actually made.  You should consult your tax adviser concerning the creditability and timing issues pertaining to such tax.  If, however, the Proposed U.S.-Chile Treaty becomes effective, any Chilean income taxes withheld from dividends on shares or ADSs in excess of the rate provided by the treaty will not be creditable by a U.S. holder who is eligible for the benefits of the treaty.  The rules governing foreign tax credits are complex and you should consult your tax advisers to determine whether you are subject to any special rules that limit your ability to make effective use of foreign tax credits.  Instead of claiming a credit, you may, at your election, deduct such Chilean taxes in computing your taxable income, subject to generally applicable limitations under U.S. law.  An election to deduct foreign taxes instead of claiming foreign tax credits must apply to all foreign taxes paid or accrued in the taxable year.

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

Passive Foreign Investment Company Rules

Based on proposed Treasury regulations (the “Proposed Regulations”), which are proposed to be effective for taxable years beginning after December 31, 1994, we believe that we were not a “passive foreign investment company” (a “PFIC”) for U.S. federal income tax purposes for the year ended December 31, 2014. However, since the Proposed Regulations may not be finalized in their current form and since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among others, less than 25 percent owned equity investments) from time to time, there can be no assurance that we will not be a PFIC for any taxable year. If we were a PFIC for any taxable year during which you held an ADS or a share of our common stock, certain adverse tax consequences could apply to you.

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

This Committee includes the Vice Chairman of the Board and five Board members. This committee also includes the CEO, the Director of Risk and other senior level executives from the commercial side of our business: The Board members of this committee are:

Board member	Position in Committee
Oscar von Chrismar	Chairman
Marco Colodro	Member
Vittorio Corbo	Member
Roberto Méndez	Member
Raimundo Monge	Member
Juan Pedro Santa María	Member

Below is an organizational chart of the Risk Department:

B.  Credit risk

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

1.  Executive Credit Committee

The Executive Credit Committee is comprised of the following Board members:

Board member	Position in Committee
Vittorio Corbo	Chairman
Marco Colodro	Vice-Chairman
Oscar von Chrismar	Second Vice-Chairman
Roberto Méndez	Member
Juan Pedro Santa María	Member

In addition, this committee also includes: the Corporate Director of Risk, the CEO, the Corporate Legal Counsel, the Manager of Global Banking, the Corporate Director of Human Resources and Administration (this is a newly-created position) and two senior members of the Credit Risk department, who present the loans being reviewed. The Executive Credit Committee meets weekly and performs the following main functions:

•	Reviews the main client exposures by: economic sector, geography, type of risk and segment.

•	Supervises and review the main credit risk indicators (NPLs, coverage, impaired loans, etc.).

•	Takes notes, analyzes and follows up on the observations and recommendations of the regulatory bodies and the external and internal auditors on credit-risk-related issues.

•	Reviews the loan positions reviewed by the Senior Credit Committee above U.S.$10 million and approves those loan positions greater than U.S.$60 million.

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

C.  Non-financial risks

All issues regarding operational risks in the Bank fall under the Non-Financial Risk Department that reports to the Risk Department. Below is an organization chart of this department.

All operational risks are measured in this Department and reported simultaneously to local management and the Board through various channels.

1.  Audit Committee

Audit Committee

Board member	Position in Committee
Marco Colodro	Chairman
Víctor Arbulú Crousillat	First Vice Chairman and Financial Expert
Lisandro Serrano	Second Vice Chairman

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

The main decisions that relate to market risk for the Bank and the limits regarding market risk are made in the Asset and Liability Committee and the Market Committee. The measurement and oversight of market risks is performed by the Market Risk Department. Below is a list of the main reports produced by the Market Risk Department and who they are addressed to:

Report	Unit	Objective	Addressed to:	Periodicity
Daily Global Report	Market risks	Give a global vision of the market, positions, risks, sensitivity, vision and alerts of the trading and non-trading positions	Market Risk (local and global), Senior Management, Internal Auditors	Daily
Stress Test	Market risks	Stress test report over the Bank's trading and ALCO books	Market Risk (local and global), Senior Management, Internal Auditors	Monthly
Sensitivity Analysis	Market risks	Sensitivity analysis of the ALCO book	Market Risk (local and global), Senior Management, Internal Auditors	Daily
Fixed income positions	Market risks	Fixed income positions and general information	Market Risk (local and global), Senior Management, Internal Auditors	Daily
Interest rate gap	Market risks	Interest rate gap sensitivity and limit levels	Market Risk (local and global), Senior Management, Internal Auditors	Monthly
Liquidity gap	Market risks	Liquidity levels and limits	Market Risk (local and global), Senior Management, Internal Auditors	Monthly
Market report	Market risks	Main market indicators and evolution	Market Risk (local and global), Senior Management, Internal Auditors	Daily
VaR	Market risks	VaR position and limits	- Market risk (local and global) and Senior Management	Daily
Trading Portfolio Limits	Market risks	Trading book evolution, instruments and limits	Market Risk (local and global), Senior Management, Internal Auditors	Daily
Largest depositors	Market risks	Largest 20 and largest 50 depositors	- Market risk (local and global) and Senior Management	Weekly
Follow-up report	Market risks	Summary of Market risk information for Senior Management	Market Risk (local and global), Senior Management (local and global), Internal Auditors	Monthly
Liquidity stress-test	Market risks	Liquidity stress test simulation	Market Risk (local and global), Senior Manager, Internal Auditors	Quarterly
Interest rate risk	Market risks	Interest rate risk report, limits and estimates of results from interest rate risk	- Market risk (local and global), Manager of Global banking and markets, Manager of Treasury, Manager of Market Making and Prop Trading	Daily
Backtesting	Market risks	Backtesting of VaR estimates to actual results	Market Risk (local and global), Senior Manager, Internal Auditors	Weekly
PNL Treasury	Market risks	Treasury income statement	- Market risk (local and global), Manager of Global banking and markets, Manager of Treasury, Manager of Market Making and Prop Trading	Daily

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

Board member	Position in Committee
Vittorio Corbo	Chairman
Mauricio Larraín	Vice-Chairman
Oscar von Chrismar	Second Vice-Chairman
Marco Colodro	Member
Roberto Zahler	Member
Raimundo Monge	Member

The main functions of the ALCO are:

•	Making the most important decisions regarding interest rate risk, funding, capital and liquidity levels. The main limits set and monitored by the ALCO (and measured by the Market Risk Department) are:

Risk	Measure
Sensitivity Capital
Interest rates	Sensitivity NIM
Regulatory market risk limits
Regulatory limit 30 Days
Liquidity	Regulatory limit 90 Days
Internal liquidity limit
BIS ratio
Capital	BIS ratio with market risk
BIS ratio with market and operational risk
Intergroup exposure: Derivatives, deposits, loans
Foreign exposures	Foreign assets: Derivatives, Deposits, Loans

•	Review of the Bank’s main gaps (foreign currency and inflation gap).

•	Review of the evolution of the most relevant local and international markets and monetary policies.

2.  Market Committee

The Market Committee includes the Vice-Chairman of the Board, three additional members of the Board, the Chief Executive Officer, the Manager of Global Banking and Markets, the Manager of the Treasury Division, the Manager of the Financial Management Division, the Manager of Market Risk, the Financial Controller and other senior members of management.

Board member	Position in Committee
Vittorio Corbo	Chairman
Oscar von Chrismar	Vice-Chairman
Roberto Zahler	Second Vice-Chairman
Mauricio Larraín	Member
Marco Colodro	Member

The Market Committee is responsible for:

•	Establishing a strategy for the Bank’s trading portfolio.

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

4.  Market Risk: Quantitative Disclosure

Impact of inflation

Our assets and liabilities are denominated in Chilean pesos, Unidades de Fomento (UF) and foreign currencies. The Bank no longer recognizes inflation accounting and has eliminated price-level restatement in line with IFRS, but inflation impacts our results of operations as some loan and deposit products are contracted in UF. The UF is revalued in monthly cycles. Each day in the period beginning on the tenth day of the current month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect a proportionate amount of the change in the Chilean Consumer Price Index during the prior calendar month. One UF equaled Ch$24,627.10 at December 31, 2014, Ch$23,309.56 at December 31, 2013 and Ch$22,840.75 at December 31, 2012. High levels of inflation in Chile could adversely affect the Chilean economy and could have an adverse effect on our business, financial condition and results of operations. Negative inflation rates also negatively impact our results. Inflation measured as the annual variation of the UF was 5.7% in 2014, 2.1% in 2013, and 2.5% in 2012. There can be no assurance that Chilean inflation will not change significantly from the current level. Although we currently benefit from moderate levels of inflation, due to the current structure of our assets and liabilities (i.e., a significant portion of our loans are indexed to the inflation rate, but there are no corresponding features in deposits or other funding sources that would increase the size of our funding base), there can be no assurance that our business, financial condition and result of operations in the future will not be adversely affected by changing levels of inflation. In summary:

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

•
Inflation and interest rate hedge. A key component of our asset and liability policy is the management of interest rate risk. The Bank’s assets generally have a longer maturity than our liabilities. As the Bank’s mortgage portfolio grows, the maturity gap tends to rise as these loans, which are contracted in UF, have a longer maturity than the average maturity of our funding base. As most of our long term financial instruments and mortgage loans are contracted in UF and most of our deposits are in nominal pesos, the rise in mortgage lending increases the Bank’s exposure to inflation and to interest rate risk. The size of this gap is limited by internal and regulatory guidelines in order to avoid excessive potential losses due to strong shifts in interest rates. In order to keep this duration gap below regulatory limits, the Bank issues long term bonds denominated in UF or interest rate swaps. The average gap between our total assets and total liabilities linked to the inflation, including hedging was Ch$4,168,678 million in 2014, Ch$3,581,959 million in 2013 and Ch$3,034,112 million in 2012.

•
The financial impact of the gap between our assets and liabilities denominated in UFs including hedges was Ch$229,946 million in 2014, Ch$71,842 million in 2013 and Ch$71,238 million in 2012. The higher gain in 2014 can be explained by the greater UF inflation in 2014 compared to previous periods and the greater UF gap in 2014.

	As of December 31,			% Change	% Change
	2014	2013	2012	2014/2013	2013/2012
Impact of inflation on net interest income	(In millions of Ch$)
Results from UF GAP (1)	229,946	71,842	71,238	220.1%	0.8%
Annual UF inflation	5.7%	2.1%	2.5%

(1)	UF GAP is net interest income from asset and liabilities denominated in UFs and include the results from hedging the size of this gap via interest rate swaps.

•
Peso-denominated assets and liabilities. Interest rates prevailing in Chile during any period primarily reflect the inflation rate during the period and the expectations of future inflation. The sensitivity of our peso-denominated interest earning assets and interest bearing liabilities to changes to such prevailing rates varies. See “Item 5.  Operating and Financial Review and Prospects—C. Operating Results—Interest Rates.” We maintain a substantial amount of non-interest bearing peso-denominated demand deposits. Because such deposits are not sensitive to inflation, any decline in the rate of inflation would adversely affect our net interest margin on inflation indexed assets funded with such deposits, and any increase in the rate of inflation would increase the net interest margin on such assets The ratio of the average of such demand deposits and average shareholder’s equity to average interest-earning assets was 30.2%, 30.0% and 29.4% for the years ended December 31, 2014, 2013 and 2012, respectively.

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

As of December 31, 2014, the breakdown of maturities of assets and liabilities is as follows:

As of December 31, 2014	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Subtotal up to 1 year	Between 1 and 5 years	More than 5 years	Subtotal More than 1 year	Total
Assets
Cash and deposits in banks	1,538,888	70,000	—	—	1,608,888	—	—	—	1,608,888
Cash items in process of collection	531,373	—	—	—	531,373	—	—	—	531,373
Trading investments	—	263,034	—	164,823	427,857	171,620	175,338	346,958	774,815
Investments under resale agreements	—	—	—	—	—	—	—	—	—
Financial derivative contracts	—	131,675	152,441	350,432	634,548	1,078,925	1,014,090	2,093,015	2,727,563
Interbank loans (*)	2,872	—	9,071	—	11,943	—	—	—	11,943
Loans and accounts receivables from customers (**)	814,557	2,168,019	1,774,873	3,773,848	8,531,297	7,084,202	7,265,207	14,349,409	22,880,706
Available for sale investments	—	22,652	158,014	526,410	707,076	184,376	760,146	944,522	1,651,598
Guarantee deposits (threshold)	436,717	—	—	—	436,717	—	—	—	436,717
Total assets	3,324,407	2,655,380	2,094,399	4,815,513	12,889,699	8,519,123	9,214,781	17,733,904	30,623,603
Liabilities
Deposits and other demand liabilities	6,480,497	—	—	—	6,480,497	—	—	—	6,480,497
Cash items in process of being cleared	281,259	—	—	—	281,259	—	—	—	281,259
Obligations under repurchase agreements	—	390,331	1,453	342	392,126	—	—	—	392,126
Time deposits and other time liabilities	112,025	5,343,226	2,480,158	2,289,405	10,224,814	130,427	58,699	189,126	10,413,940
Financial derivative contracts	—	125,884	176,048	319,488	621,420	1,028,017	911,947	1,939,964	2,561,384
Interbank borrowings	4,133	137,921	227,898	413,564	783,516	435,309	12,776	448,085	1,231,601
Issued debt instruments	—	176,649	319,516	691,227	1,187,392	2,693,946	1,903,774	4,597,720	5,785,112
Other financial liabilities	114,564	1,934	746	3,305	120,549	41,733	42,843	84,576	205,125
Guarantees received (threshold)	473,343	—	—	—	473,343	—	—	—	473,343
Total liabilities	7,465,821	6,175,945	3,205,819	3,717,331	20,564,916	4,329,432	2,930,039	7,259,471	27,824,387

(*)	Interbank loans are presented on a gross basis. The amount of allowance is Ch$ 1 million.

(**)
Loans and accounts receivables from customers are presented on a gross basis. Provisions amounts according to type of loan are detailed as follows: Commercial loans Ch$ 381,549 million, Mortgage loans Ch$ 48,744 million, and Consumer loans Ch$ 254,023 million.

The following table sets forth our average daily balance of liabilities for the years ended December 31, 2014, 2013 and 2012, in each case together with the related average nominal interest rates paid thereon.

	2014			2013			2012
	Average Balance	% of Total Average Liabilities	Average Nominal Rate	Average Balance	% of Total Average Liabilities	Average Nominal Rate	Average Balance	% of Total Average Liabilities	Average Nominal Rate
	(millions of Ch$, except percentages)
Interest-bearing liabilities
Savings accounts	108,185	0.3%	5.0%	103,760	0.4%	1.9%	102,420	0.4%	2.5%
Time deposits	11,952,994	36.6%	3.4%	9,949,401	36.8%	4.5%	9,659,815	38.5%	5.2%
Central Bank borrowings	6,906	0.0%	0.2%	221	0.0%	6.3%	4,469	0.0%	5.2%
Repurchase agreements	413,263	1.3%	2.0%	266,883	1.0%	5.6%	369,338	1.5%	4.2%
Mortgage finance bonds	81,805	0.2%	11.9%	102,778	0.4%	8.0%	131,070	0.5%	8.6%
Other interest bearing liabilities	6,865,084	21.0%	6.9%	6,850,953	25.3%	4.7%	5,927,893	23.6%	5.3%
Subtotal interest-bearing liabilities	19,428,237	59.4%	4.6%	17,273,996	63.9%	4.6%	16,195,005	64.5%	5.3%

Non-interest bearing liabilities
Non-interest bearing deposits	5,386,272	16.5%		4,620,849	17.1%		4,177,432	16.6%
Derivatives	2,719,386	8.3%		1,467,723	5.4%		1,141,169	4.5%
Other non-interest bearing liabilities	2,501,651	7.6%		1,325,975	4.9%		1,395,112	5.6%
Shareholders’ equity	2,689,037	8.2%		2,349,448	8.7%		2,187,716	8.8%
Subtotal non-interest bearing liabilities	13,296,346	40.6%		9,763,995	36.1%		8,901,429	35.5%
Total liabilities	32,724,383	100.0%		27,037,991	100.0%		25,096,434	100.0%

Foreign exchange fluctuations

The Chilean government’s economic policies and any future changes in the value of the Chilean peso against the U.S. dollar could adversely affect our financial condition and results of operations. The Chilean peso has been subject to significant devaluation in the past and may be subject to significant fluctuations in the future. The Central Bank exchange rate depreciated 16.0% in 2014.  See “Item 3.  Key Information—A. Selected Financial Data—Exchange Rates.”

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

Our current strategy is not to maintain a significant difference between the balances of our assets and liabilities in foreign currencies. In 2014, 2013 and 2012, the Bank’s spot position in foreign currency held more liabilities than assets in foreign currencies, mainly U.S. dollars as a result of an ample supply of U.S.$ deposits from companies that receive export revenues, foreign correspondent bank loans and bonds issued abroad. This difference is usually hedged using forwards and cross-currency swaps. In general, the Bank is not permitted, due to guidelines set by the ALCO, to open a meaningful gap in foreign currency. Therefore, all foreign currency risk is included in the trading portfolio and is measured using VaR. The translation gain or loss over assets and liabilities (excluding derivatives held for trading) is included as foreign exchange transactions in the income statement. The translation and mark-to-market of foreign currency derivatives held for trading is recognized as a gain or loss in the net results from mark-to-market and trading. The composition on our assets and liabilities at December 31, 2014 by foreign currency was as follows:

Non-Trading U.S.$ portfolio (in millions of U.S.$)
Assets		Liabilities
Loans	4,369	Client deposits	3,284
Fixed assets	248	Long-term market funding	6,173
Financial investments	1,741	Short-term market funding	1,290
Derivatives	4,458	Other liabilities	69
Total	10,816	Total	10,816

Including the trading portfolio, as of December 31, 2014, the net difference between assets and liabilities in foreign currency was a net asset position of U.S.$131.4 million. The average gap, be it a net asset or liability position in foreign currency, in 2014 was U.S.$34.2 million.  Both figures include derivatives used to hedge foreign currency risk. Below is a graph that illustrates the net daily foreign currency position in 2014.

We also set an absolute limit on the size of Santander-Chile’s consolidated net foreign currency trading position, which is equivalent to the maximum differential allowed between assets and liabilities in foreign currencies, including hedging of this gap. The limit on the size of the net foreign currency position is determined by the Market Committee and is calculated and monitored by the Market Risk Department. At December 31, 2014, this was equal to U.S.$200 million. This limit in various other currencies is as follows:

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

The Bank relies on demand deposits from individuals, SMEs, Middle-Market, Corporate and institutional deposits, obligations to banks, debt instruments, and time deposits as its main sources of funding. Although most obligations to banks, debt instruments and time deposits mature in over a year, customer (retail) and institutional deposits tend to have shorter maturities and a large proportion of them are payable within 90 days. The short–term nature of these deposits increases the Bank’s liquidity risk, and hence, the Bank actively manages this risk by continual supervision of the market trends and price management.

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

	December 31, 2014	December 31, 2013
	Ch$ million
Balance as of:
Financial investments for trading	774,815	287,567
Available for sale investments	1,651,598	1,700,993
Encumbered assets (net) (1)	(112,015)	(71,896)
Net cash (2)	14,774	248,073
Net interbank deposits (3)	890,274	984,666
Total liquidity portfolio	3,219,446	3,149,403

	December 31, 2014	December 31, 2013
	Ch$ million
Average balance as of:
Financial investments for trading	571,479	412,012
Available for sale investments	1,673,423	1,706,631
Encumbered assets (net) (1)	(97,712)	(100,021)
Net cash (2)	(50,554)	29,812
Net interbank deposits (3)	788,958	858,699
Total liquidity portfolio	2,885,594	2,907,134

(1)	Assets encumbered through repurchase agreements are deducted from the liquidity portfolio

(2)	Cash minus reserve requirements

(3)	Includes overnight deposits in the Central Bank, domestic banks and foreign banks

The Bank must also comply with regulatory limits imposed by the SBIF and the Central Bank that are the following:

•
The sum of the liabilities with a maturity of less than 30 days may not exceed the sum of the assets with a maturity of less than 30 days by more than an amount greater than our capital. This limit must be calculated in local currency and foreign currencies together as one gap. At December 31, 2014 the percentage of (i) our liabilities with a maturity of less than 30 days in excess of our assets with a maturity of less than 30 days to (ii) our capital and reserves was 32%.

•
The sum of the liabilities in foreign currency with a maturity of less than 30 days may not exceed the sum of the assets in foreign currency with a maturity of less than 30 days by more than an amount greater than our capital. At December 31, 2014 the percentage of (i) our liabilities with a maturity of less than 30 days in foreign currency in excess of our assets in foreign currency with a maturity of less than 30 days to (ii) our capital and reserves was 0%, as the Bank had more foreign currency assets than liabilities for the calculation of this limit.

•
The sum of the liabilities with a maturity of less than 90 days may not exceed the sum of the assets with a maturity of less than 90 days by more than 2 times our capital. This limit must be calculated in local currency and foreign currencies together as one gap. At December 31, 2014 the percentage of (i) our liabilities with a maturity of less than 90 days in excess of our assets with a maturity of less than 90 days to (ii) our capital and reserves was 15%.

New liquidity requirements in line with BIS III

The SBIF and the Chilean Central Bank published new liquidity corporate governance standards and ratios that must be implemented and calculated by all banks. These will eventually replace the current regulatory limits imposed by the SBIF and the Central Bank described above. These new liquidity standards are in line with those established in BIS III. The most important liquidity ratios that will eventually be adopted by Chilean banks are:

•
Liability concentration per institutional and wholesale counterparties. Banks will have to calculate the percentage of their liabilities coming from institutional and wholesale sources, including the calculation of ratios regarding renovation, maturity and product concentration of these funds.

•	Liquidity coverage ratio (LCR), which measures the percentage of Liquid Assets over Net Cash Outflows. The new guidelines also define Liquid Assets and the formulas for calculating Net Cash Outflows.

•	Net Stable Funding Ratio (NSFR) which will measure a bank’s stable funding sources over required stables needs both concepts also defined in the new regulations.

In the second half of 2015, banks must report these ratios to the Central Bank and the SBIF. The evolution of these indicators will be monitored for a 12 month period and further adjustments could be made. The final limits and results should begin to be published in the second half of 2016. The initial limits banks must meet to meet in order to comply with these new ratios have not been published yet.  For this reason, and even though the Bank has advanced liquidity management models, we cannot assure that the implementation of these models will not have a material effect on our business.

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

Market risk – management of trading portfolio

The Bank applies VaR methodologies to measure the market risk of its trading portfolio. The Bank has a consolidated commercial position comprised of fixed–income investments and foreign currency trading. This portfolio is comprised mostly of Central Bank of Chile bonds, mortgage bonds, locally issued, low–risk corporate bonds and foreign currencies, mainly U.S. dollars. At the end of each year, the trading portfolio included no stock portfolio investments.

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

We do not calculate three separate VaRs. We calculate a single VaR for the entire trading portfolio, which in addition is segregated by risk type. The VaR software performs a historical simulation and calculates a Profit and Loss Statement (P&L) for 520 data points (days) for each risk factor (fixed income, foreign currency and variable income.) The P&L of each risk factor is added together and a consolidated VaR is calculated with 520 points or days of data. At the same time a VaR is calculated for each risk factor based on the individual P&L calculated for each individual risk factor . Furthermore, a weighted VaR is calculated in the manner described above, but which gives a greater weighting to the 30 most recent data points. The larger of the two VaRs is the one that is reported. In 2014, 2013 and 2012, we used the same VaR model and there has been no change in methodology or assumptions for subsequent periods.

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

At no time in 2014, 2013 and 2012 did the Bank exceed the VaR limits in respect of the three components which comprise the trading portfolio: fixed–income investments, variable–income investments and foreign currency investments. We perform back-testing daily and generally find that trading losses exceed our VaR estimate approximately one out of every 100 trading days.  At the same time, we set a limit to the maximum VaR that we are willing to accept over our trading portfolio. In 2014, the Bank remained within the maximum limit it had set for VaR, including those instances in which the actual VaR exceeded the estimate.

The high, low, and average levels for each component and each year below were as follows:

Consolidated	2014	2013	2012
	(in millions of U.S.$)
VaR:
High	3.77	3.48	4.62
Low	1.06	1.06	0.96
Average	1.91	1.72	2.33
Fixed–income investments:
High	3.99	2.39	4.99
Low	1.06	0.97	0.95
Average	1.78	1.57	2.24
Variable–income investments:
High	0.15	0.19	0.07
Low	0.00	0.00	0.00
Average	0.00	0.00	0.00
Foreign currency investments:
High	2.39	3.20	3.23
Low	0.06	0.06	0.03
Average	0.58	0.69	0.66

Market risk – local and foreign financial management

The Bank’s financial management portfolio includes most of the Bank’s non–trading assets and liabilities, including the credit/loan portfolio. For these portfolios, investment and financing decisions are strongly influenced by the Bank’s commercial strategies.

The Bank uses a sensitivity analysis to measure the market risk of local and foreign currency (not included in the trading portfolio). The Bank performs a simulation of scenarios, which will be calculated as the difference between the present value of the flows in the chosen scenario (a curve with a parallel movement of 100 bp in all its segments) and their value in the base scenario (current market). All the inflation–indexed local currency (UF) positions are adjusted by a sensitivity factor of 0.57, which represents a 57 basis point change in the rate curve for the real rates and a 100 basis point change for the nominal rates. The same scenario is performed for the net foreign currency positions and the interest rates in U.S. dollars. The Bank has also established limits in regard to the maximum loss which these interest rate movements could impose on the capital and net financial income budgeted for the year.

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

Market Risk – Financial management portfolio – December 31, 2014, 2013 and 2012

	2014		2013		2012
	Effect on net interest income	Effect on equity	Effect on net interest income	Effect on equity	Effect on net interest income	Effect on equity
Financial management portfolio – local currency (in millions of Ch$)
Loss limit	38,150	192,660	35,500	167,530	37,300	167,530
High	27,707	112,133	28,923	86,196	26,233	100,175
Low	16,904	77,231	21,129	69,729	13,885	85,546
Average	21,077	92,809	25,124	77,849	20,054	92,312
Financial management portfolio – foreign currency (in millions of U.S.$)
Loss limit	40.0	70.0	30.0	30.0	40.0	44.0
High	16.0	39.0	17.2	26.0	24.3	14.7
Low	—	10.0	2.1	2.3	3.7	4.5
Average	10.0	28.0	10.2	18.6	12.8	4.7
Financial management portfolio – consolidated (in millions of Ch$)
Loss limit	40,650	172,390	35,500	167,530	39,200	167,530
High	27,949	112,364	28,958	86,212	26,437	100,201
Low	17,441	77,848	21,204	69,787	17,037	85,566
Average	21,404	93,245	25,146	77,891	21,165	92,457

Market risk –Regulatory method

The following table illustrates our market risk exposure according to the Chilean regulatory method, as of December 31, 2014. This information is sent to the SBIF on a quarterly basis. Our maximum exposure to long-term interest rate fluctuations is set at 35% of regulatory capital and is approved by the board of directors.

Regulatory Market Risk	As of December 31, 2014
(Ch$ million)
Market risk of trading portfolio (EMR)
Interest rate risk of trading portfolio	128,417
Foreign currency risk of trading portfolio	20,812
Risk from interest rate options	73,407
Risk from foreign currency options	53
Total market risk of trading portfolio	222,689
10% x Risk-weighted assets	2,420,889
Subtotal	2,643,578
Limit = Regulatory Capital	3,324,514
Available margin	680,936
Non-trading portfolio market risk
Short-term interest rate risk	75,774
Inflation risk	89,079
Long-term interest rate risk	668,487
Total market risk of non-trading portfolio	833,340
Regulatory limit of exposure to short-term interest rate and inflation risk
Short-term exposure to interest rate risk	75,774
Exposure to inflation risk	89,079
Limit: 20% of (net interest income + net fee income sensitive to interest rates)	261,862
Available margin	97,009
Regulatory limit of exposure to long-term interest rate risk
Long-term exposure to interest rate risk	668,487
35% of regulatory capital	1,163,580
Available margin	495,093

Derivative activities

At December 31, 2014, 2013 and 2012, derivatives are valued at market price on the balance sheet and the net unrealized gain (loss) on derivatives is classified as a separate line item on the income statement.  Notional amounts are not recorded on the balance sheet. Banks must mark to market derivatives. A derivative financial instrument held for trading purposes must be marked to market and the unrealized gain or loss recognized in the income statement. The SBIF recognizes three kinds of hedge accounting: (i) cash flow hedges, (ii) fair value hedges and (iii) hedging of foreign investments.

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

We classify some of our derivative financial instruments as being held for trading, due to the guidelines from the SBIF. However, substantially all of our derivatives are not actually used for speculative purposes or trading. We use derivatives to hedge our exposure to foreign exchange, interest rate and inflation risks. We had the following derivative financial instruments portfolio as of December 31, 2014, 2013 and 2012:

	As of December 31, 2014
	Notional amount				Fair value
	Up to 3 months	More than 3 months to 1 year	More than 1 year	Total	Assets	Liabilities
	Ch$mn
Fair value hedge derivatives
Currency forwards	—	—	—	—	—	—
Interest rate swaps	97,812	846,168	668,166	1,612,146	9,821	2,540
Cross currency swaps	—	193,704	694,852	888,556	110,448	7,997
Call currency options	—	—	—	—	—	—
Call interest rate options	—	—	—	—	—	—
Put currency options	—	—	—	—	—	—
Put interest rate options	—	—	—	—	—	—
Interest rate futures	—	—	—	—	—	—
Other derivatives	—	—	—	—	—	—
Subtotal	97,812	1,039,872	1,363,018	2,500,702	120,269	10,537
Cash flow hedge derivatives
Currency forwards	—	—	—	—	—	—
Interest rate swaps	—	—	—	—	—	—
Cross currency swaps	11,329	850,555	1,727,283	2,589,167	131,880	21,996
Call currency options	—	—	—	—	—	—
Call interest rate options	—	—	—	—	—	—
Put currency options	—	—	—	—	—	—
Put interest rate options	—	—	—	—	—	—
Interest rate futures	—	—	—	—	—	—
Other derivatives	—	—	—	—	—	—
Subtotal	11,329	850,555	1,727,283	2,589,167	131,880	21,996
Trading derivatives
Currency forwards	8,740,802	20,156,612	2,155,381	31,052,795	342,726	277,789
Interest rate swaps	1,675,560	16,147,587	37,838,280	55,661,427	518,392	485,798
Cross currency swaps	524,274	4,395,731	19,028,968	23,948,973	1,609,197	1,761,196
Call currency options	160,560	89,701	—	250,261	1,587	2,597
Call interest rate options	—	—	103,474	103,474	795	633
Put currency options	153,999	157,757	34,491	346,247	2,575	485
Put interest rate options	—	—	—	—	—	—
Interest rate futures	—	—	—	—	—	—
Other derivatives	258,425	—	—	258,425	142	353
Subtotal	11,513,620	40,947,388	59,160,594	111,621,602	2,475,414	2,528,851
Total	11,622,761	42,837,815	62,250,895	116,711,471	2,727,563	2,561,384

	As of December 31, 2013
	Notional amounts			Fair Value
	Within 3 months	After 3 months but within one year	After one year	Assets	Liabilities
	(Ch$ million)
Fair value hedge derivative instruments
Currency forwards	—	—	—	—	—
Interest rate swaps	—	55,000	375,599	9,951	1,009
Cross currency swaps	—	233,824	899,293	63,528	1,736
Call currency options	—	—	—	—	—
Call interest rate options	—	—	—	—	—
Put currency options	—	—	—	—	—
Put interest rate options	—	—	—	—	—
Interest rate future	—	—	—	—	—
Other Derivatives	—	—	—	—	—
Subtotal	—	288,824	1,274,892	73,479	2,745
Cash Flow hedge derivative instruments
Currency forwards	—	—	—	—	—
Interest rate swaps	—	—	—	—	—
Cross currency swaps	522,451	937,529	661,676	60,453	13,908
Call currency options	—	—	—	—	—
Call interest rate options	—	—	—	—	—
Put currency options	—	—	—	—	—
Put interest rate options	—	—	—	—	—
Interest rate future	—	—	—	—	—
Other Derivatives	—	—	—	—	—
Subtotal	522,451	937,529	661,676	60,453	13,908
Derivative instruments for trading
Currency forwards	14,972,304	9,801,554	1,749,378	198,130	188,340
Interest rate swaps	4,526,349	11,332,697	25,005,852	241,528	242,563
Cross currency swaps	1,634,855	3,927,402	14,246,746	915,099	840,718
Call currency options	443,944	42,805	5,557	1,327	2,398
Call interest rate options	—	7,031	—	—	—
Put currency options	428,638	38,450	2,936	3,831	1,108
Put interest rate options	—	—	—	—	—
Interest rate future	—	—	—	—	—
Other Derivatives	54,777	—	—	171	5
Subtotal	22,060,867	25,149,939	41,010,469	1,360,086	1,275,132
Total	22,583,318	26,376,292	42,947,037	1,494,018	1,291,785

	As of December 31, 2012
	Notional amounts			Fair Value
	Within 3 months	After 3 months but within one year	After one year	Assets	Liabilities
	(Ch$ million)
Fair value hedge derivative instruments
Currency forwards	—	—	—	—	—
Interest rate swaps	95,200	397,092	395,471	12,647	4,054
Cross currency swaps	25,396	14,975	671,942	12,716	4,361
Call currency options	—	—	—	—	—
Call interest rate options	—	—	—	—	—
Put currency options	—	—	—	—	—
Put interest rate options	—	—	—	—	—
Interest rate future	—	—	—	—	—
Other Derivatives	—	—	—	—	—
Subtotal	120,596	412,067	1,067,413	25,363	8,415
Cash Flow hedge derivative instruments
Currency forwards	13,704	—	—	—	298
Interest rate swaps	—	—	—	—	—
Cross currency swaps	268,693	666,668	689,045	1,851	52,589
Call currency options	—	—	—	—	—
Call interest rate options	—	—	—	—	—
Put currency options	—	—	—	—	—
Put interest rate options	—	—	—	—	—
Interest rate future	—	—	—	—	—
Other Derivatives	—	—	—	—	—
Subtotal	282,397	666,668	689,045	1,851	52,887
Derivative instruments for trading
Currency forwards	17,560,012	7,109,216	563,301	159,624	187,304
Interest rate swaps	4,578,678	9,882,478	13,752,690	204,800	230,380
Cross currency swaps	1,126,961	3,215,654	11,639,636	899,174	665,100
Call currency options	413,452	8,032	—	567	1,485
Call interest rate options	3,917	14,458	12,481	24	20
Put currency options	402,234	1,928	—	1,777	516
Put interest rate options	—	—	—	—	—
Interest rate future	—	—	—	—	—
Other Derivatives	19,415	—	—	32	54
Subtotal	24,104,669	20,231,766	25,968,108	1,265,998	1,084,859
Total	24,507,662	21,310,501	27,724,566	1,293,212	1,146,161

Other subsidiaries

For VaR measurements and scenario simulations, our consolidated trading and consolidated non-trading portfolios do not consolidate the asset liability structure of the following subsidiaries:

•	Santander S.A. Corredores de Bolsa

•	Santander S.A. Sociedad Securitizadora

•	Santander Corredores de Seguros Ltda.

The balance sheets of these subsidiaries are mainly comprised of non-sensitive assets and liabilities, fixed assets and capital and in total only represent 0.5% of our total consolidated assets.

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

(a) Depositing or substituting the underlying shares
Each person to whom ADSs are issued, including against deposits of shares, in respect of share distributions, rights and other distributions,1 pursuant to a stock dividend or stock split declared by the Bank, pursuant to a merger, exchange of securities or other transaction or event affecting the ADSs.
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
iii) Expenses of the Depositary in connection with the conversion of foreign currency into U.S. dollars (which are paid out of such foreign currency).
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

(1)
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

In 2014, the Depositary made direct payments and reimbursements to us in the gross amount of U.S. $1,246,345.for expenses related to investor relations of which 30% was withheld for tax purposes in the U.S.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

As of December 31, 2014, the Bank, under the supervision and with the participation of the Bank’s management, including its Disclosure Committee, the Chief Executive Officer, the Chief Financial Officer and the Financial Controller, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). There are, as described below, inherent limitations to the effectiveness of any control system, including disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

Based on such evaluation, the Bank’s Disclosure Committee, the Chief Executive Officer, the Chief Financial Officer and the Financial Controller concluded that the Bank’s disclosure controls and procedures were effective in ensuring that information relating to the Bank, including its consolidated subsidiaries, required to be disclosed in the reports it files under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (2) accumulated and communicated to the Bank’s management, including its Disclosure Committee and principal financial officers as appropriate to allow timely decisions regarding required disclosure.

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

Under the supervision and with the participation of the Bank’s management, including the Disclosure Committee, the Chief Executive Officer, the Chief Financial Officer and the Financial Controller, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

We have adapted our internal control over financial reporting to the most rigorous international standards and comply with the guidelines set by the Committee of Sponsoring Organizations of the Treadway Commission in its Internal Control―Integrated Framework (2013).  The general framework assigns to management specific responsibilities regarding the structure and effectiveness of the processes related directly and indirectly with the production of consolidated financial statements, as well as the controls needed to mitigate the risks inherent in these processes.

Based on this assessment, our management concluded that, as of December 31, 2014, our internal control over financial reporting was effective based on those criteria.

Changes in Internal Control Over Financial Reporting

There has been no change in the Bank’s internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that occurred during the period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting.

Our internal control over financial reporting as of December 31, 2014 has been audited by an independent registered public accounting firm, as stated in its report, which follows below.

Report of Independent Registered Public Accounting Firm

Deloitte Auditores y Consultores Limitada Rosario Norte 407 Las Condes, Santiago Chile Fono: (56) 227 297 000 Fax: (56) 223 749 177 deloittechile@deloitte.com www.deloitte.cl

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Banco Santander Chile

We have audited the internal control over financial reporting of Banco Santander Chile and subsidiaries (the “Bank”) as of December 31, 2014, based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Bank’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting.  Our responsibility is to express an opinion on the Bank’s internal control over financial reporting based on our audit.

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

In our opinion, the Bank maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the consolidated financial statements as of and for the year ended December 31, 2014 of the Bank and our report dated May 14, 2015 expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the translation of Chilean peso amounts into U.S. dollar amounts in conformity with the basis stated in Note 1e. and that such U.S. dollar amounts are presented solely for the convenience of readers outside of Chile.

/s/ Deloitte

May 14, 2015
Santiago, Chile

Deloitte® se refiere a Deloitte Touche Tohmatsu Limited una compañía privada limitada por garantía, de Reino Unido, y a su red de firmas miembro, cada una de las cuales es una entidad legal separada e independiente. Por favor, vea en www.deloitte.cl/ acercade la descripción detallada de la estructura legal de Deloitte Touche Tohmatsu Limited y sus firmas miembro.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Amounts paid to the auditors for statutory audit and other services were as follows:

	2014	2013
	(in millions of Ch$)
Audit Fees
- Statutory audit	427	478
- Audit-related regulatory reporting	373	256
- Other audit-related fees	320	657
Tax Fees
- Compliance	–	–
- Advisory Services	53	34
Total	1,173	1,425

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

The audit committee is required to pre-approve the audit and non-audit services performed by the Bank auditors in order to assure that the provision of such services do not impair the audit firm’s independence.

In the first months of each year the audit committee proposes to the board the appointment of the independent auditor. As a matter of policy, at that time, the audit committee pre-approves the audit and audit related services that the appointed auditors will be required to carry out during the year to comply with the applicable regulation. These services will be included in the corresponding audit contracts of the Bank with its principal auditing firm.

In addition, under such policy, non-recurring audit or audit-related services and all non-audit services provided by the Bank principal auditing firm or other auditing firms are subject to case-by-case approval by the audit committee.

The Chief Accounting Officer is in charge of managing the process and must report monthly to the audit committee detailing all services to be provided by auditors,  and others requiring individual approval.

All services provided by the Bank principal auditing firm in 2014 detailed in the table above were approved by the Audit and Compliance Committee.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In 2014, neither Santander-Chile nor any of its affiliates purchased any of Santander-Chile’s equity securities.

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

1B.1
Amended and Restated By-Laws (estatutos) of Santander-Chile (Spanish Version) (incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 1-4554) filed with the Commission on April 30, 2014).

1B.2
Amended and Restated By-Laws (estatutos) of Santander-Chile (English Version) (incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2013 (File No. 1-4554) filed with the Commission on April 30, 2012).

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

BANCO SANTANDER-CHILE

By:	/s/ Cristian Florence
Name:	Cristian Florence
Title:	General Counsel

Date: May 14, 2015

FINANCIAL

STATEMENTS 2014	Banco Santander Chile

CONTENT

Consolidated Financial Statements

Deloitte Auditores y Consultores Limitada Rosario Norte 407 Las Condes, Santiago Chile Fono: (56) 227 297 000 Fax: (56) 223 749 177 deloittechile@deloitte.com www.deloitte.cl

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
 Banco Santander Chile

We have audited the accompanying consolidated statements of financial position of Banco Santander Chile and subsidiaries (the “Bank”) as of December 31, 2014, and 2013, and the corresponding consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2014.  These financial statements are the responsibility of the Bank´s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Banco Santander Chile and subsidiaries as of December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS-IASB”).

Our audits also comprehended the translation of Chilean peso amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1e to the consolidated financial statements.  Such U.S. dollar amounts are presented solely for the convenience of readers outside Chile.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the Bank's internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 14, 2015 expressed an unqualified opinion on the Bank’s internal control over financial reporting.

/s/ Deloitte

May 14, 2015
Santiago, Chile

Deloitte® se refiere a Deloitte Touche Tohmatsu Limited una compañía privada limitada por garantía, de Reino Unido, y a su red de firmas miembro, cada una de las cuales es una entidad legal separada e independiente. Por favor, vea en www.deloitte.cl/ acercade la descripción detallada de la estructura legal de Deloitte Touche Tohmatsu Limited y sus firmas miembro.

Deloitte Touche Tohmatsu Limited es una compañía privada limitada por garantía constituida en Inglaterra & Gales bajo el número 07271800, y su domicilio registrado: Hill House, 1 Little New Street, London, EC4A 3TR, Reino Unido.

Banco Santander Chile and Subsidiaries
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of December 31,
		2014	2014	2013
	NOTE	ThUS$	MCh$	MCh$
ASSETS
Cash and deposits in banks	4	2,644,762	1,608,888	1,571,810
Cash items in process of collection	4	873,495	531,373	604,077
Trading investments	5	1,273,675	774,815	287,567
Investments under resale agreements	6	-	-	17,469
Financial derivative contracts	7	4,483,690	2,727,563	1,494,018
Interbank loans, net	8	19,631	11,942	124,954
Loans and accounts receivable from customers, net	9	36,487,416	22,196,390	20,320,874
Available for sale investments	10	2,714,970	1,651,598	1,700,993
Investments in associates and other companies	11	29,448	17,914	9,681
Intangible assets	12	67,370	40,983	66,703
Property, plant, and equipment	13	347,773	211,561	180,215
Current taxes	14	3,684	2,241	1,643
Deferred taxes	14	447,319	272,118	227,285
Other assets	15	1,525,424	927,961	514,938
TOTAL ASSETS		50,918,657	30,975,347	27,122,227
LIABILITIES
Deposits and other demand liabilities	16	10,652,930	6,480,497	5,620,763
Cash items in process of being cleared	4	462,346	281,259	276,379
Obligations under repurchase agreements	6	644,594	392,126	208,972
Time deposits and other time liabilities	16	17,118,899	10,413,940	9,675,272
Financial derivative contracts	7	4,210,517	2,561,384	1,291,785
Interbank borrowings	17	2,024,561	1,231,601	1,682,377
Issued debt instruments	18	9,509,825	5,785,112	5,198,658
Other financial liabilities	18	337,194	205,125	189,781
Current taxes	14	1,771	1,077	50,242
Deferred taxes	14	12,544	7,631	26,753
Provisions	20	470,090	285,970	217,310
Other liabilities	21	1,075,990	654,557	311,479
TOTAL LIABILITIES		46,521,261	28,300,279	24,749,771
EQUITY

Attributable to the Bank's shareholders:		4,343,013	2,641,985	2,343,952
Capital	23	1,465,164	891,303	891,303
Reserves	23	2,149,756	1,307,761	1,130,991
Valuation adjustments	23	42,082	25,600	(5,964)
Retained earnings		686,011	417,321	327,622
Retained earnings from prior years		30,220	18,384	18,016
Income for the year		936,844	569,910	442,294
Minus: Provision for mandatory dividends	23	(281,053)	(170,973)	(132,688)
Non-controlling interest	24	54,383	33,083	28,504
TOTAL EQUITY		4,397,396	2,675,068	2,372,456

TOTAL LIABILITIES AND EQUITY		50,918,657	30,975,347	27,122,227

Banco Santander Chile and Subsidiaries
CONSOLIDATED STATEMENTS OF INCOME
For the years ended

		December 31,
		2014	2014	2013	2012
	NOTE	ThUS$	MCh$	MCh$	MCh$
OPERATING INCOME

Interest income	25	3,660,872	2,227,018	1,871,204	1,890,953
Interest expense	25	(1,495,757)	(909,914)	(794,442)	(848,219)

Net interest income		2,165,115	1,317,104	1,076,762	1,042,734

Fee and commission income	26	602,845	366,729	346,120	360,427
Fee and commission expense	26	(229,228)	(139,446)	(116,284)	(89,855)

Net fee and commission income		373,617	227,283	229,836	270,572

Net income (expense) from financial operations	27	(262,435)	(159,647)	(20,289)	(64,079)
Net foreign exchange gain (loss)	28	447,474	272,212	144,726	146,378
Other operating income	33	10,759	6,545	88,155	13,105

Net operating profit before provision for loan losses		2,734,530	1,663,497	1,519,190	1,408,710

Provision for loan losses	29	(583,405)	(354,903)	(371,462)	(403,692)

NET OPERATING PROFIT		2,151,125	1,308,594	1,147,728	1,005,018

Personnel salaries and expenses	30	(557,079)	(338,888)	(308,344)	(299,904)
Administrative expenses	31	(337,233)	(205,149)	(188,191)	(183,379)
Depreciation and amortization	32	(72,612)	(44,172)	(61,074)	(56,369)
Impairment of property, plant, and equipment	32	(60,270)	(36,664)	(244)	(90)
Other operating expenses	33	(96,898)	(58,946)	(52,338)	(59,637)

Total operating expenses		(1,124,092)	(683,819)	(610,191)	(599,379)

OPERATING INCOME		1,027,033	624,775	537,537	405,639

Income from investments in associates and other companies	11	3,559	2,165	1,422	267

Income before tax		1,030,592	626,940	538,959	405,906

Income tax expense	14	(83,918)	(51,050)	(94,530)	(44,473)

NET INCOME FOR THE YEAR		946,674	575,890	444,429	361,433

Attributable to:
Equity holders of the Bank		936,844	569,910	442,294	356,808
Non-controlling interest	24	9,830	5,980	2,135	4,625
Earnings per share attributable to Equity holders of the Bank :
(expressed in Chilean pesos)
Basic earnings	23	4.971	3.024	2.347	1.893
Diluted earnings	23	4.971	3.024	2.347	1.893

Banco Santander Chile and Subsidiaries
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the years ended

		December 31,
		2014	2014	2013	2012
	NOTE	ThUS$	MCh$	MCh$	MCh$
NET INCOME FOR THE YEAR		946,674	575,890	444,429	361,433
OTHER COMPREHENSIVE INCOME ITEMS WHICH MAY BE RECLASSIFIED SUBSEQUENTLY TO PROFIT OR LOSS

Available for sale investments	10	34,264	20,844	10,857	(13,060)
Cash flow hedge	23	31,204	18,982	(13,572)	4,921

Other comprehensive income items which may be reclassified subsequently to profit or loss, before tax		65,468	39,826	(2,715)	(8,139)

Income tax related to items which may be reclassified subsequently to profit or loss	14	(13,626)	(8,289)	543	1,572

Other comprehensive income items which may be reclassified subsequently to profit or loss, net of tax		51,842	31,537	(2,172)	(6,567)

OTHER COMPREHENSIVE INCOME THAT WILL NOT BE RECLASSIFIED SUBSEQUENTLY TO PROFIT OR LOSS		-	-	-	-
TOTAL COMPREHENSIVE INCOME FOR THE YEAR		998,516	607,427	442,257	354,866

Attributable to:
Equity holders of the Bank		988,730	601,474	440,111	350,195
Non-controlling interests	24	9,786	5,953	2,146	4,671

Banco Santander Chile and Subsidiaries
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the years ended December 31, 2014, 2013 and 2012

		RESERVES		VALUATION ADJUSTMENTS			RETAINED EARNINGS
	Capital	Reserves and other retained earnings	Effects of merger of companies under common control	Available for sale investments	Cash flow hedge	Income tax effects	Retained earnings of prior years	Income for the year	Provision for mandatory dividends	Total attributable to shareholders	Non-controlling interest	Total Equity
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Equity as of December 31, 2011	891,303	803,651	(2,224)	3,077	394	(639)	82,383	402,191	(120,657)	2,059,479	33,801	2,093,280
Distribution of income from previous period	-	-	-	-	-	-	402,191	(402,191)	-	-	-	-
Equity as of January 1, 2012	891,303	803,651	(2,224)	3,077	394	(639)	484,574	-	(120,657)	2,059,479	33,801	2,093,280
Dividends distributions/ withdrawals made	-	-	-	-	-	-	(261,051)	-	120,657	(140,394)	(4,207)	(144,601)
Transfer of retained earnings to reserves	-	174,033	-	-	-	-	(174,033)	-	-	-	-	-
Provision for mandatory dividends	-	-	-	-	-	-	-	-	(107,044)	(107,044)	-	(107,044)
Subtotal	-	174,033	-	-	-	-	(435,084)	-	13,613	(247,438)	(4,207)	(251,645)
Other comprehensive income	-	-	-	(13,118)	4,921	1,584	-	-	-	(6,613)	46	(6,567)
Income for the year	-	-	-	-	-	-	-	356,808	-	356,808	4,625	361,433
Subtotal	-	-	-	(13,118)	4,921	1,584	-	356,808	-	350,195	4,671	354,866
Equity as of December 31, 2012	891,303	977,684	(2,224)	(10,041)	5,315	945	49,490	356,808	(107,044)	2,162,236	34,265	2,196,501
Distribution of income from previous period	-	-	-	-	-	-	356,808	(356,808)	-	-	-	-
Equity as of January 1, 2013	891,303	977,684	(2,224)	(10,041)	5,315	945	406,298	-	(107,044)	2,162,236	34,265	2,196,501
Own shares transactions (1)	-	29	-	-	-	-	-	-	-	29	-	29
Dividends distributions/ withdrawals made	-	-	-	-	-	-	(232,780)	-	107,044	(125,736)	(7,907)	(133,643)
Transfer of retained earnings to reserves	-	155,502	-	-	-	-	(155,502)	-	-	-	-	-
Provision for mandatory dividends	-	-	-	-	-	-	-	-	(132,688)	(132,688)	-	(132,688)
Subtotal	-	155,531	-	-	-	-	(388,282)	-	(25,644)	(258,395)	(7,907)	(266,302)
Other comprehensive income	-	-	-	10,843	(13,572)	546	-	-	-	(2,183)	11	(2,172)
Income for the year	-	-	-	-	-	-	-	442,294	-	442,294	2,135	444,429
Subtotal	-	-	-	10,843	(13,572)	546	-	442,294	-	440,111	2,146	442,257
Equity as of December 31, 2013	891,303	1,133,215	(2,224)	802	(8,257)	1,491	18,016	442,294	(132,688)	2,343,952	28,504	2,372,456
Distribution of income from previous period	-	-	-	-	-	-	442,294	(442,294)	-	-	-	-
Equity as of January 1, 2014	891,303	1,133,215	(2,224)	802	(8,257)	1,491	460,310	-	(132,688)	2,343,952	28,504	2,372,456
Increase or decrease of capital and reserves	-	-	-	-	-	-	-	-	-	-	(1,374)	(1,374)
Own shares transactions	-	-	-	-	-	-	-	-	-	-	-	-
Dividends distributions/ withdrawals made	-	-	-	-	-	-	(265,156)	-	132,688	(132,468)	-	(132,468)
Transfer of retained earnings to reserves	-	176,770	-	-	-	-	(176,770)	-	-	-	-	-
Provision for mandatory dividends	-	-	-	-	-	-	-	-	(170,973)	(170,973)	-	(170,973)
Subtotal	-	176,770	-		-	-	(441,926)	-	(38,285)	(303,441)	(1,374)	(304,815)
Other comprehensive income	-	-	-	20,878	18,982	(8,296)	-	-	-	31,564	(27)	31,537
Income for the year	-	-	-	-	-	-	-	569,910	-	569,910	5,980	575,890
Subtotal	-	-	-	20,878	18,982	(8,296)	-	569,910	-	601,474	5,953	607,427
Equity as of December 31, 2014	891,303	1,309,985	(2,224)	21,680	10,725	(6,805)	18,384	569,910	(170,973)	2,641,985	33,083	2.675,068
(1)	Corresponds to the profit on sale of own shares received in lieu of payment, see Note 23- Equity

Banco Santander Chile and Subsidiaries
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the years ended December 31, 2014, 2013 and 2012

Period	Total attributable to Equity holders of the Bank	Allocated to reserves	Allocated to dividends	Percentage distributed	Number of shares	Dividend per share (in pesos)
	MCh$	MCh$	MCh$	%

Year 2013 (Shareholders Meeting April 2014)	441,926	176,770	265,156	60	188,446,126,794	1.407

Year 2012 (Shareholders Meeting April 2013)	387,967	155,187	232,780	60	188,446,126,794	1.235

Banco Santander Chile and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended

			December 31,
		2014	2014	2013	2012
	NOTE	ThUS$	MCh$	MCh$	MCh$

A - CASH FLOWS FROM OPERATING ACTIVITIES
CONSOLIDATED INCOME BEFORE TAX		1,030,592	626,940	538,959	405,906
Debits (credits) to income that do not represent cash flows		(1,680,159)	(1,022,091)	(905,251)	(856,316)
Depreciation and amortization	32	72,538	44,127	61,074	56,369
Impairment of property, plant, and equipment	32	60,270	36,664	244	90
Provision for loan losses	29	680,353	413,880	426,746	436,707
Mark to market of trading investments		(18,551)	(11,285)	(13,711)	(9,978)
Income from investments in associates and other companies	11	(3,559)	(2,165)	(1,422)	(267)
Net gain on sale of assets received in lieu of payment	33	(4,621)	(2,811)	(6,571)	(2,654)
Provision on assets received in lieu of payment	33	2,592	1,577	2,363	7,546
Net gain on sale of investments in associates and other companies	33	-	-	(78,122)	(599)
Net gain on sale of property, plant and equipment	33	(1,129)	(687)	(176)	(9,194)
Net interest income	25	(2,165,114)	(1,317,104)	(1,076,762)	(1,042,734)
Net fee and commission income	26	(373,618)	(227,283)	(229,836)	(270,572)
Debits (credits) to income that do not represent cash flows		189,438	115,240	38,580	18,324
Changes in deferred taxes	14	(118,758)	(72,244)	(27,658)	(39,354)
Increase/decrease in operating assets and liabilities		1,113,827	677,574	1,011,458	(703,522)
(Increase) of loans and accounts receivables from customers, net		(2,752,052)	(1,674,156)	(1,978,593)	(1,240,427)
(Increase) decrease of financial investments		(719,762)	(437,853)	175,886	(93,372)
Decrease (increase) due to resale agreements (assets)		28,716	17,469	(10,476)	5,935
Decrease (increase) of interbank loans		186,539	113,477	(34,868)	(2,985)
Decrease of assets received or awarded in lieu of payment		7,284	4,431	4,515	46,463
Increase of debits in customers checking accounts		1,196,068	727,604	397,383	462,367
Increase of time deposits and other time liabilities		1,214,255	738,668	563,059	195,535
Increase of obligations with domestic banks		107,682	65,506	500	-
Increase of other demand liabilities or time obligations		217,201	132,130	253,361	93,838
(Decrease) increase of obligations with foreign banks		(848,480)	(516,156)	244,051	(481,677)
(Decrease) of obligations with Central Bank of Chile		(207)	(126)	(177)	(412)
Increase (decrease) obligations under repurchase agreements		301,077	183,154	(95,145)	(240,264)
Increase (decrease) in other financial liabilities		25,223	15,344	(2,830)	16,012
Net increase of other assets and liabilities		(1,324,717)	(805,865)	(430,434)	(665,506)
Redemption of letters of credit		(48,770)	(29,668)	(40,231)	(45,830)
Mortgage bond issuance		60,725	36,941	70,339	-
Senior bond issuances		1,966,487	1,196,273	664,422	623,457
Redemption of mortgage bonds and payments of interest		(6,896)	(4,195)	-	-
Redemption of senior bonds and payments of interest		(944,400)	(574,507)	(190,719)	(507,369)
Issuance of subordinate bonds		-	-	141,043	-
Redemption of subordinated bonds and payments of interest		(14,607)	(8,886)	(31,299)	(135,881)
Interest received		3,674,711	2,235,437	1,905,532	1,910,729
Interest paid		(1,502,145)	(913,800)	(729,942)	(871,130)
Dividends received from investments in other companies	11	196	119	775	896
Fees and commissions received	26	602,845	366,729	346,120	360,427
Fees and commissions paid	26	(229,228)	(139,446)	(116,284)	(89,855)
Income tax	14	(83,918)	(51,050)	(94,530)	(44,473)
Total cash flow provided by (used in) operating activities		464,260	282,423	645,166	(1,153,932)

Banco Santander Chile and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended

		December 31,
		2014	2014	2013	2012
	NOTE	ThUS$	MCh$	MCh$	MCh$

B - CASH FLOWS FROM INVESTMENT ACTIVITIES:
Purchases of property, plant, and equipment	13	(97,131)	(59,088)	(40,789)	(36,738)
Sales of property, plant, and equipment	13	283	172	348	6,573
Purchases of investments in associates and other companies	11	(10,378)	(6,313)	(1,440)	(61)
Sales of investments in associates and other companies	11	-	-	90,281	401
Purchases of intangible assets	12	(45,102)	(27,437)	(18,400)	(42,262)
Total cash flow (used in) provided by investment activities		(152,328)	(92,666)	30,000	(72,087)

C - CASH FLOW FROM FINANCING ACTIVITIES:
From shareholders’ financing activities		(435,875)	(265,156)	(232,780)	(261,051)
Dividends paid		(435,875)	(265,156)	(232,780)	(261,051)
From non-controlling interest financing activities		-	-	(7,907)	(4,207)
Dividends and/or withdrawals paid		-	-	(7,907)	(4,207)
Total cash flow used in financing activities		(435,875)	(265,156)	(240,687)	(265,258)

D – NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS DURING THE YEAR		(123,943)	(75,399)	434,479	(1,491,277)

E – EFFECTS OF FOREIGN EXCHANGE RATE FLUCTUATIONS		57,358	34,893	(20,699)	(3,664)

F - INITIAL BALANCE OF CASH AND CASH EQUIVALENTS		3,122,496	1,899,508	1,485,728	2,980,669

FINAL BALANCE OF CASH AND CASH EQUIVALENTS	4	3,055,911	1,859,002	1,899,508	1,485,728

		December 31,
Reconciliation of provisions for the Consolidated Statement of Cash Flow for the year ended		2014	2014	2013	2012
		ThUS$	MCh$	MCh$	MCh$

Provision for loan losses for cash flow purposes	29	680,354	413,880	426,746	436,707
Recovery of loans previously charged off	29	(96,949)	(58,977)	(55,284)	(33,015)
Provision for loan losses – net		583,405	354,903	371,462	403,692

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CORPORATE INFORMATION

Banco Santander Chile (formerly Banco Santiago) is a banking corporation (limited company) operating under the laws of the Republic of Chile, headquartered at Bandera N°140, Santiago. The corporation provides a broad range of general banking services to its customers, ranging from individuals to major corporations. Banco Santander Chile and its subsidiaries (collectively referred to herein as the “Bank” or “Banco Santander Chile”) offers commercial and consumer banking services, including (but not limited to) factoring, collection, leasing, securities and insurance brokering, mutual and investment fund management, and investment banking.

Banco Santander Spain controls Banco Santander-Chile through its holdings in Teatinos Siglo XXI Inversiones Ltda. and Santander-Chile Holding S.A., which are controlled subsidiaries of Banco Santander Spain. As of December 31, 2014 Banco Santander Spain owns or controls directly and indirectly 99.5% of Santander-Chile Holding S.A. and 100% of Teatinos Siglo XXI Inversiones Ltda. This gives Banco Santander Spain control over 67.18% of the Bank’s shares.

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

The UF is revalued in monthly cycles. Each day in the period beginning on the tenth day of the current month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect a proportionate amount of the change in the Chilean Consumer Price Index during the prior calendar month. One UF is equaled Ch$23,309.56 as of December 31, 2013 and Ch$24,627.10 as of December 31, 2014. In 2014, UF inflation was 4.6% compared to 2.1% in 2013. The effect of any changes in the nominal peso value of our UF-denominated interest earning assets and interest bearing liabilities is reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest income and expense, respectively.

The Notes to the Consolidated Financial Statements contain additional information to support the figures submitted in the Consolidated Statement of Financial Position, Consolidated Statement of Income, Consolidated Statement of Comprehensive Income, Consolidated Statement of Changes in Equity and Consolidated Statement of Cash Flows.

b)	Basis of preparation for the Consolidated Financial Statements

The Consolidated Financial Statements as of December 31, 2014 and 2013, incorporate the financial statements of the Bank entities over which the bank has control (including structured entities); and includes the adjustments, reclassifications and eliminations needed to comply with the accounting and valuation criteria established by IFRS issued by IASB. Control is achieved when the Bank:

I.	has power over the investee;
II.	is exposed, or has rights, to variable returns from its involvement with the investee; and
III.	has the ability to use its power to affect its returns.

The Bank reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

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
•
any additional facts and circumstances that indicate that the Bank has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders meetings.

Consolidation of a subsidiary begins when the Bank obtains control over the subsidiary and ceases when the Bank loses control over the subsidiary. Specifically, income and expenses of a subsidiary acquired or disposed of during the year are included in the Consolidated Statement of Income and in the Consolidated Statement of Comprehensive Income from the date the Bank gains control until the date when the Bank ceases to control the subsidiary.

Profit or loss and each component of other comprehensive income are attributed to the owners of the Bank and to the non-controlling interests. Total comprehensive income of subsidiaries is attributed to the owners of the Bank and to the non-controlling interests even if this results in the non-controlling interests having a deficit in certain circumstances.

When necessary, adjustments are made to the financial statements of the subsidiaries to ensure their accounting policies are consistent with the Bank’s accounting policies.

All intragroup assets, liabilities, equity, income, expenses and cash flows relating to transactions between consolidated entities are eliminated in full on consolidation.

Changes in the consolidated entities ownership interests in subsidiaries that do not result in a loss of control over the subsidiaries are accounted for as equity transactions. The carrying values of the Group’s equity and the non-controlling interests equity are adjusted to reflect the changes to their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Bank.

In addition, third parties shares in the Consolidated Bank’s equity are presented as “Non-controlling interests” in the Consolidated Statement of Changes in Equity.  Their share in the income for the year is presented as “Attributable to non-controlling interests” in the Consolidated Statement of Income.

The following companies are considered entities controlled by the Bank and are therefore within the scope of consolidation:

i.	Entities controlled by the Bank through participation in equity

			Percent ownership share
			As of December 31,
		Place of	2014			2013			2012
		Incorporation and	Direct	Indirect	Total	Direct	Indirect	Total	Direct	Indirect	Total
Name of the Subsidiary	Main activity	operation	%	%	%	%	%	%	%	%	%
Santander Corredora de Seguros Limitada	Insurance brokerage	Santiago, Chile	99.75	0.01	99.76	99.75	0.01	99.76	99.75	0.01	99.76
Santander S.A. Corredores de Bolsa	Financial instruments brokerage	Santiago, Chile	50.59	0.41	51.00	50.59	0.41	51.00	50.59	0.41	51.00
Santander Asset Management S.A. Administradora General de Fondos (*)	Third-party funds administration	Santiago, Chile	-	-	-	-	-	-	99.96	0.02	99.98
Santander Agente de Valores Limitada	Securities brokerage	Santiago, Chile	99.03	-	99.03	99.03	-	99.03	99.03	-	99.03
Santander S.A. Sociedad Securitizadora	Purchase of credits and issuance of debt instruments	Santiago, Chile	99.64	-	99.64	99.64	-	99.64	99.64	-	99.64
Santander Servicios de Recaudación y Pagos Limitada (**)	Support society, making and receiving payments	Santiago, Chile	-	-	-	99.90	0.10	100.00	99.90	0.10	100.00
(*)	Santander Asset Management S.A. Administradora General de Fondos was sold in December 2013.
(**)	From May 1, 2014, this entity was absorbed by the Bank, with authorization for this transaction obtained from the SBIF on March 26, 2014.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The Bank only holds complete controlling participation in Santander Servicios de Recaudación y Pagos Limitada. The detail of non-controlling participation on all the remaining subsidiaries can be seen in Note 24– Non-controlling interest.

ii.	Entities controlled by the Bank through other considerations

The following companies have been consolidated based on the determination that the Bank has control as previously defined above and in accordance with IFRS 10, Consolidated Financial Statements:

-	Santander Gestión de Recaudación y Cobranza Limitada (collection services)
-	Multinegocios S.A. (management of sales force).
-	Servicios Administrativos y Financieros Limitada (management of sales force)
-	Multiservicios de Negocios Limitada (call center)
-	Bansa Santander S.A. (management of repossessed assets and leasing of properties)
-	Servicios de Cobranza Fiscalex Limitada (collection services) (*)

(*) As of August 1, 2014, Servicios de Cobranza Fiscalex Limitada was absorbed by Santander Gestión de Recaudación y Cobranza Limitada. See Note 02 d).

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

The following companies are considered “Associates” in which the Bank accounts for its participation using the equity method:

			Percentage of ownership share
			As of December 31,
			2014	2013	2012
Subsidiaries	Main activity	Place of incorporation and operation	%	%	%
Redbanc S.A.	ATM services	Santiago, Chile	33.43	33.43	33.43
Transbank S.A.	Debit and credit card services	Santiago, Chile	25.00	25.00	25.00
Centro de Compensación Automatizado	Electronic fund transfer and compensation services	Santiago, Chile	33.33	33.33	33.33
Sociedad Interbancaria de Depósito de Valores S.A.	Delivery of securities on public offer	Santiago, Chile	29.29	29.28	29.28
Cámara de Compensación de Alto Valor S.A.	Payments clearing	Santiago, Chile	14.14	14.14	14.14
Administrador Financiero del Transantiago S.A.	Administration of boarding passes to public transportation	Santiago, Chile	20.00	20.00	20.00
Sociedad Nexus S.A.	Credit card processor	Santiago, Chile	12.90	12.90	12.90
Servicios de Infraestructura de Mercado OTC S.A.	Administration of the infrastructure for the financial market of derivative instruments	Santiago, Chile	11.11	11.11	-

In the case of Sociedad Nexus S.A. and Cámara Compensación de Alto Valor S.A., Banco Santander Chile has a representative on the Board of Directors. As per the definition of associates, the Bank has concluded that it exerts significant influence over those entities.

Servicios de Infraestructura de Mercado OTC S.A. is considered an associate due to the Bank’s executives being actively involved in the management of the company, including the organization and structuring of this company from the point of incorporation, therefore exercising significant influence over this company. This influence is in addition to an 11.11% holding in this associate.

iv.	Share or rights in other companies

Such entities represent those over which the Bank has no control or significant influences are presented in this category. These holdings are shown at acquisition value less impairment, if any.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

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

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

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

Accordingly, all balances and transactions denominated in currencies other than the Chilean Peso are treated as “foreign currency”.

The Bank maintains its accounting records and prepares its financial statements in Chilean pesos. The US dollar amounts disclosed in the accompanying financial statements are presented solely for the convenience of the reader as of December 31, 2014 using the observed exchange rate of Ch$608.33 per US$1.00. This translation is just a reference and in no case should be construed as accurately representing the actual amounts.

f)	Foreign currency transactions

The Bank makes transactions in amounts denominated in foreign currencies, mainly the U.S. dollar. Assets and liabilities denominated in foreign currencies, held by the Bank are translated to Chilean pesos based on the market rate published by Reuters at 1:30 p.m. representative of the month end; the rate used was Ch$608.33 per US$1 as of December, 2014 (Ch$524.20 per US$1 as of December, 2013).

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

ii.	Classification of financial assets for measurement purposes

Financial assets are classified into the following specified categories: financial assets trading investments “at fair value through profit or loss (FVTPL), ‘held to maturity' investments, ‘available for sale investments' (AFS) financial assets and ‘loans and accounts receivable from customers'. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition. All regular way purchases or sales of financial assets are recognised and derecognised on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace.

Financial assets are initially recognized at fair value plus, in the case of a financial assets not a fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

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

A financial asset is classified as held for trading if:

-	it has been acquired principally for the purpose of selling it in the near term; or
-	on initial recognition it is part of a portfolio of identified financial instruments that the Bank manages together and has a recent actual pattern of short-term profit-taking; or
-	it is a derivative that is not designated and effective as a hedging instrument.

A financial asset other than a financial asset held for trading may be designated as at FVTPL upon initial recognition if:

-	such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or
-
the financial asset forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Bank's documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

-	it forms part of a contract containing one or more embedded derivatives, and IAS 39 permits the entire combined contract to be designated as at FVTPL.

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

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

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

iii.	Classification of financial assets for presentation purposes

For presentation purposes, the financial assets are classified by their nature into the following line items in the consolidated financial statements:

-
Cash and deposits in banks: This line includes cash balances, checking accounts and on-demand deposits with the Central Bank of Chile and other domestic and foreign financial institutions. Amounts invested as overnight deposits are included in this item.

-
Cash items in process of collection: This item represents domestic transactions in the process of transfer through a central domestic clearinghouse or international transactions which may be delayed in settlement due to timing differences, etc.

-
Trading investments: This item includes financial instruments held-for-trading and investments in mutual funds which must be adjusted to their fair value in the same way as instruments acquired for trading.

-	Investments under resale agreements: includes balances of financial instruments purchased under resale agreement.

-
Financial derivative contracts: Financial derivative contracts with positive fair values are presented in this item.  It includes both independent contracts as well as derivatives that should and can be separated from a host contract, whether they are for trading or accounted for as derivatives held for hedging, as shown in Note 7 to the Consolidated Financial Statements.

•	Trading derivatives: Includes the fair value of derivatives which do not qualify for hedge accounting, including embedded derivatives separated from hybrid financial instruments.

•	Hedging derivatives: Includes the fair value of derivatives designated as being in a hedging relationship, including the embedded derivatives separated from the hybrid financial instruments.

-
Interbank loans: This item includes the balances of transactions with domestic and foreign banks, including the Central Bank of Chile, other than those reflected in certain other financial asset classifications listed above.

-
Loans and accounts receivables from customers: These loans are non-derivative financial assets for which fixed or determined amounts are charged, that are not listed on an active market and which the Bank does not intend to sell immediately or in the short term.  When the Bank is the lessor in a lease, and it substantially transfers the risks and rewards incidental to the leased asset, the transaction is presented in loans and accounts receivable from customers while the leased asset is derecognized in the Bank´s statement of financial position.

-
Investment instruments: Are classified into two categories: held-to-maturity investments, and available-for-sale investments. The held-to-maturity investment classification includes only those instruments for which the Bank has the ability and intent to hold to maturity. The remaining investments are treated as available for sale.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

iv.	Classification of financial liabilities for measurement purposes

Financial liabilities are classified as either financial liabilities ‘at FVTPL' or ‘other financial liabilities'.

Financial liabilities at FVTPL

Financial liabilities are classified as at FVTPL when the financial liability is either held for trading or it is designated as at FVTPL.

A financial liability is classified as held for trading if:

-	it has been incurred principally for the purpose of repurchasing it in the near term; or
-	on initial recognition it is part of a portfolio of identified financial instruments that the Bank manages together and has a recent actual pattern of short-term profit-taking; or
-	it is a derivative that is not designated and effective as a hedging instrument.

A financial liability other than a financial liability held for trading may be designated as at FVTPL upon initial recognition if:

-	such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or
-
the financial liability forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Bank's documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

-	it forms part of a contract containing one or more embedded derivatives, and IAS 39 permits the entire combined contract to be designated as at FVTPL.

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

v.	Classification of financial liabilities for presentation purposes

The financial liabilities are classified by their nature into the following line items in the consolidated statements of financial position:

-
Deposits and other on- demand liabilities: this includes all on-demand obligations except for term savings accounts, which are not considered on-demand instruments in view of their special characteristics. Obligations whose payment may be required during the period are deemed to be on-demand obligations. Operations which become callable the day after the closing date are not treated as on-demand obligations.

-
Cash items in process of being cleared: this represents domestic transactions in the process of transfer through a central domestic clearinghouse or international transactions which may be delayed in settlement due to timing differences, etc.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

-
Obligations under repurchase agreements: this includes the balances of sales of financial instruments under securities repurchase and loan agreements. In accordance with the applicable regulation, the Bank does not record instruments acquired under repurchase agreements.

-	Time deposits and other time liabilities: this shows the balances of deposit transactions in which a term at the end of which they become callable has been stipulated.

-
Financial derivative contracts: this includes financial derivative contracts with negative fair values (i.e. a liability of the Bank), whether they are for trading or for hedge accounting, as set forth in Note 7.

•	Trading derivatives: includes the fair value of derivatives which do not qualify for hedge accounting, including embedded derivatives separated from hybrid financial instruments.

•	Hedging derivatives: includes the fair value of derivatives designated as being in a hedging relationship, including the embedded derivatives separated from the hybrid financial instruments.

-	Interbank borrowings: this includes obligations due to other domestic banks, foreign banks, or the Central Bank of Chile,	other than those reflected in certain other financial liability classifications listed above.

-	Issued debt instruments: there are three types of instruments issued by the Bank: Obligations under letters of credit, Subordinated bonds and Senior bonds placed in the local and foreign market.

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

Financial assets are measured according to their fair value, gross of any transaction costs that may be incurred in the course of a sale, except for credit investments and held to maturity investments.

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

The fair value measurement assumes that the transaction to sell the asset or transfer the liability takes place either: (a) in the principal market for the asset or liability, or (b) in the absence of a principal market, the most advantageous market for the asset or liability. Even when there is no observable market to provide pricing information in connection with the sale of an asset or the transfer of a liability at the measurement date, the fair value measurement shall assume that the transaction takes place, considered from the perspective of a potential market participant who intends to maximize value associated with the asset or liability.

When using valuation techniques, the Bank shall maximize the use of relevant observable inputs and minimize the use of unobservable inputs as available. If an asset or a liability measured at fair value has a bid price and an ask price, the price within the bid-ask spread that is most representative of fair value in the circumstances shall be used to measure fair value regardless of where the input is categorized within the fair value hierarchy (i.e. Level 1, 2 or 3). IFRS 13 establishes a fair value hierarchy that categorizes into three levels the inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs).

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

All derivatives are recorded in the Consolidated Statements of Financial Position at the fair value previously described. This value is compared to the valuation as at the trade date. If the change in value is positive, this is recorded as an asset. If the change in value is negative, this is recorded as a liability. The fair value on the trade date is deemed, in the absence of evidence to the contrary, to be the transaction price. The changes in the fair value of derivatives from the trade date are recorded in “Net income from financial operations” in the Consolidated Statement of Income.

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

“Loans and accounts receivable from customers” and “Held-to-maturity instrument portfolio” are measured at amortized cost using the “effective interest method.” “Amortized cost” is the acquisition cost of a financial asset or liability, plus or minus, as appropriate, prepayments of principal and the cumulative amortization (recorded in the consolidated income statement) of the difference between the initial cost and the maturity amount as calculated under the effective interest method. For financial assets, amortized cost also includes any reductions for impairment or uncollectibility. For loans and accounts receivable designated as hedged items in fair value hedges, the changes in their fair value related to the risk or risks being hedged are recorded in “Net profit (loss) from financial operations”.

The “effective interest rate” is the discount rate that exactly matches the initial amount of a financial instrument to all its estimated cash flows over its remaining life. For fixed-rate financial instruments, the effective interest rate incorporates the contractual interest rate established on the acquisition date. Where applicable, the fees and transaction costs that are a part of the financial return are included. For floating-rate financial instruments, the effective interest rate matches the current rate of return until the date of the next review of interest rates.

Equity instruments whose fair value cannot be determined in a sufficiently objective manner and financial derivatives, whose underlying is an equity instrument that are settled by delivery of those instruments, are measured at acquisition cost adjusted for any related impairment loss.

The amounts at which the financial assets are recorded represent the Bank’s maximum exposure to credit risk as at the reporting date. The Bank has also received collateral and other credit enhancements to mitigate its exposure to credit risk, which consist mainly of mortgage guarantees, equity instruments and personal securities, assets under leasing agreements, assets acquired under repurchase agreements, securities loans and derivatives.

ii.	Valuation techniques

Financial instruments at fair value, determined on the basis of price quotations in active markets, include government debt securities, private sector debt securities, equity shares, short positions, and fixed-income securities issued.

In cases where price quotations cannot be observed in available markets, the Management determines a best estimate of the price that the market would set using its own internal models. In most cases, these models use data based on observable market parameters as significant inputs however for some valuations of financial instruments, significant inputs are unobservable in the market. To determine a value for those instruments, various techniques are employed to make these estimates, including the extrapolation of observable market data.

The most reliable evidence of the fair value of a financial instrument on initial recognition usually is the transaction price, however due to lack of availability of market information, the value of the instrument may be derived from other market transactions performed with the same or similar instruments or may be measured by using a valuation technique in which the variables used include only observable market data, mainly interest rates.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The main techniques used as of December 31, 2014 and 2013 by the Bank’s internal models to determine the fair value of the financial instruments are as follows:

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

The fair value of the financial instruments calculated by the aforementioned internal models considers contractual terms and observable market data, which include interest rates, credit risk, exchange rates, quoted market price of shares, volatility and prepayments, among others. The Bank’s management considers that its valuation models are not significantly subjective, since these methodologies can be adjusted and evaluated, as appropriate, through the internal calculation of fair value and the subsequent comparison with the related actively traded price.

iii.	Hedging transactions

The Bank uses financial derivatives for the following purposes:

i.	to sell to customers who request these instruments in the management of their market and credit risks;
ii.	to use these derivatives in the management of the risks of the Bank entities’ own positions and assets and liabilities (“hedging derivatives”); and
iii.	to obtain profits from changes in the price of these derivatives (“trading derivatives”).

All financial derivatives that are not held for hedging purposes are accounted for as “trading derivatives”.

A derivative qualifies for hedge accounting if all the following conditions are met:

1.	The derivative hedges one of the following three types of exposure:

a.
Changes in the value of assets and liabilities due to fluctuations, among others, in the interest rate and/or exchange rate to which the position or balance to be hedged is subject (“fair value hedge”);

b.	Changes in the estimated cash flows arising from financial assets and liabilities, and highly probable forecasted transactions (“cash flow hedge”);

c.	The net investment in a foreign operation (“hedge of a net investment in a foreign operation”).

2.	It is effective in offsetting exposure inherent in the hedged item or position throughout the expected term of the hedge, which means that:

a.	At the date of arrangement the hedge is expected, under normal conditions, to be highly effective (“prospective effectiveness”).
b.	There is sufficient evidence that the hedge was actually effective during the life of the hedged item or position (“retrospective effectiveness”).

3.
There must be adequate documentation evidencing the specific designation of the financial derivative to hedge certain balances or transactions and how this effective hedge was expected to be achieved and measured, provided that this is consistent with the Bank’s management of own risks.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The changes in the value of financial instruments qualifying for hedgeaccounting are recorded as follows:

a.
For fair value hedges, the gains or losses arising on both hedging instruments and the hedged items (attributable to the type of risk being hedged) are included as “Net income (expense) from financial operations” in the Consolidated Statement of Income.

b.
For fair value hedges of interest rate risk on a portfolio of financial instruments, gains or losses that arise in measuring hedging instruments and other gains or losses due to changes in fair value of the underlying hedged item (attributable to the hedged risk) are recorded in the Consolidated Statement of Income under “Net income (expense ) from financial operations”.

c.
For cash flow hedges, the change in fair value of the hedging instrument is included as “Cash flow hedge” in “Other comprehensive income”, until the hedged transaction occurs, thereafter being reclassified to the Consolidated Statement of Income, unless the hedged transaction results in the recognition of non–financial assets or liabilities, in which case it is included in the cost of the non-financial asset or liability.

d.
The differences in valuation of the hedging instrument corresponding to the ineffective portion of the cash flow hedging transactions are recorded directly in the Consolidated Statement of Income under “Net income (expense) from financial operations”.

If a derivative designated as a hedging instrument no longer meets the requirements described above due to expiration, ineffectiveness or for any other reason, hedge accounting treatment is discontinued. When “fair value hedging” is discontinued, the fair value adjustments to the carrying amount of the hedged item arising from the hedged risk are amortized to gain or loss from that date, where applicable.

When cash flow hedges are discontinued, any cumulative gain or loss of the hedging instrument recognized under “Other comprehensive income” (from the period when the hedge was effective) remains recorded in equity until the hedged transaction occurs, at which time it is recorded in the Consolidated Statement of Income, unless the transaction is no longer  expected to occur, in which case any cumulative gain or loss is recorded immediately in the Consolidated Statement of Income.

iv.	Derivatives embedded in hybrid financial instruments

Derivatives embedded in other financial instruments or in other host contracts are accounted for separately as derivatives if 1) their risks and characteristics are not closely related to the host contracts, 2) a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and 3) provided that the host contracts are not classified as “Other financial assets (liabilities) at fair value through profit or loss” or as “Trading investments portfolio”.

v.	Offsetting of financial instruments

Financial asset and liability balances are offset, i.e., reported in the Consolidated Statements of Financial Position at their net amount, only if there is a legally enforceable right to offset the recorded amounts and the Bank intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

vi.	Derecognition of financial assets and liabilities

The accounting treatment of transfers of financial assets is determined by the extent and the manner in which the risks and rewards associated with the transferred assets are transferred to third parties:

i.
If the Bank transfers substantially all the risks and rewards of ownership to third parties, as in the case of unconditional sales of financial assets, sales under repurchase agreements at fair value at the date of repurchase, sales of financial assets with a purchased call option or written put option deeply out of the money, utilization of assets in which the transferor does not retain subordinated debt nor grants any credit enhancement to the new holders, and other similar cases, the transferred financial asset is derecognized from the Consolidated Statements of Financial Position and any rights or obligations retained or created in the transfer are simultaneously recorded.

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

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

-	An associated financial liability for an amount equal to the consideration received; this liability is subsequently measured at amortized cost.
-	Both the income from the transferred (but not removed) financial asset as well as any expenses incurred due to the new financial liability.

iii.
If the Bank neither transfers nor substantially retains all the risks and rewards of ownership associated with the transferred financial asset - as in the case of sales of financial assets with a purchased call option or written put option that is not deeply in or out of the money, securitization of assets in which the transferor retains a subordinated debt or other type of credit enhancement for a portion of the transferred asset, and other similar cases -  the following distinction is made:

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

Accordingly, financial assets are only derecognised from the Consolidated Statements of Financial Position when the rights over the cash flows they generate have terminated or when all the inherent risks and rewards of ownership have been substantially transferred to third parties. Similarly, financial liabilities are only derecognized from the Consolidated Statements of Financial Position when the obligations specified in the contract are discharged or cancelled or the contract has matured.

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

Fee and commission income and expenses are recognized in the Consolidated Statement of Income using criteria that vary according to their nature.  The main criteria are:

-	Fee and commission income and expenses on financial assets and liabilities are recognized when they are earned.
-	Those arising from transactions or services that are performed over a period of time are recognized over the life of these transactions or services.
-	Those relating to services provided in a single transaction are recognized when the single transaction is performed.

iii.	Loan arrangement fees

Fees that arise as a result of the origination of a loan, mainly application and analysis-related fees, are deferred and charged to the Consolidated Statement of Income over the term of the loan.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

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

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

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

The reversal of an impairment loss occurs only if it can be objectively related to an event occurring after the initial impairment loss was recorded. The reversal of an impairment loss shall not exceed the carrying amount that would have been determined if no impairment loss has been recognized for the asset in prior years. The reversal is recorded in income with the exception of available for sale equity financial assets, in which case it is recorded in other comprehensive income.

ii.	Non-financial assets:

The Bank’s non-financial assets, excluding investment properties, are reviewed at the reporting date to determine whether they show signs of impairment (i.e. its carrying amount exceeds its recoverable amount). If any such evidence exists, the recoverable amount of the asset is estimated, in order to determine the extent of the impairment loss.

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

In connection with other assets, impairment losses recorded in prior periods are assessed at each reporting date to determine whether the loss has decreased and should be reversed. The increased carrying amount of an asset other than goodwill attributable to a reversal of an impairment loss shall not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years. Goodwill impairment is not reversed.

k)	Property, plant, and equipment

This category includes the amount of buildings, land, furniture, vehicles, computer hardware and other fixtures owned by the consolidated entities or acquired under finance leases.  Assets are classified according to their use as follows:

i.	Property, plant and equipment for own use

Property, plant and equipment for own use includes but is not limited to tangible assets received by the consolidated entities in full or partial satisfaction of financial assets representing accounts receivable from third parties which are intended to be held for continuing own use and tangible assets acquired under finance leases. These assets are presented at acquisition cost less the  related accumulated depreciation and, if applicable, any impairment losses (when net carrying amount was higher than recoverable amount).

Depreciation is calculated using the straight line method over the acquisition cost of assets less their residual value, assuming that the land on which buildings and other structures stand has an indefinite life and, therefore, is not subject to depreciation.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The Bank must apply the following useful lives for the tangible assets that comprise its assets:

ITEM	Useful life (Months)

Land	-
Paintings and works of art	-
Assets retired for disposal	-
Carpets and curtains	36
Computers and hardware	36
Vehicles	36
IT systems and software	36
ATMs	60
Other machines and equipment	60
Office furniture	60
Telephone and communication systems	60
Security systems	60
Rights over telephone lines	60
Air conditioning systems	84
Other installations	120
Buildings	1,200

The consolidated entities assess at each reporting date whether there is any indication that the carrying amount of any of their tangible assets’ exceeds its recoverable amount. If this is the case, the carrying amount of the asset is reduced to its recoverable amount and future depreciation charges are adjusted in accordance with the revised carrying amount and to the new remaining useful life, if the useful life needs to be revised.

The estimated useful lives of the items of property, plant and equipment held for own use are reviewed at the end of each reporting period to detect significant changes. If changes are detected, the useful lives of the assets are adjusted by correcting the depreciation charge to be recorded in the Consolidated Statement of Income in future years on the basis of the new useful lives.

Maintenance expenses relating to tangible assets held for own use are recorded as an expense in the period in which they are incurred.

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

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

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

Intangible assets are identified as non-monetary assets (separately identifiable from other assets) without physical substance which arise as a result of legal or contractual rights or it is separable. The Bank recognizes an intangible asset, whether purchased or self-created (at cost), when the cost of the asset can be measured reliably and it is probable that the future economic benefits that are attributable to the asset will flow to the Bank.

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

For the preparation of the cash flow statement, the indirect method was used, starting with the Bank’s consolidated pre-tax income and incorporating non-cash transactions, as well as income and expenses associated with cash flows, which are classified as operating, investment or financing activities.

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

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

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

i.	Commercial loans,
ii.	Mortgage loans, and
iii.	Consumer loans.

The Bank performs an assessment of the risk associated with loans and accounts receivable from customers to determine their allowance for loan losses as described below:

-
Individual assessment - Represents cases where the Bank assesses a debtor as individually significant, or when he/she cannot be classified within a group of financial assets with similar credit risk characteristics, due to their size, complexity or level of exposure.

-
Group assessment - A group assessment is relevant for analyzing a large number of operations with small individual balances from individuals or small companies. The Bank groups debtors with similar credit risk characteristics giving to each group a default probability and recovery rate based on a historical analysis.

The models used to determine credit risk allowances are described as follows:

I.	Allowances for individual assessment

An individual assessment of commercial debtors is necessary in the case of companies which, due to their size, complexity or level of exposure regarding the entity, must be known and analyzed in detail.

For the purposes of establishing its provisions, the Bank assigns a risk category to each debtor, their loans and contingent loans. The risk factors considered are: industry or sector of the borrower, owners or managers of the borrower, their financial situation and payment capacity, and payment behavior.

The Bank’s risk categories are as follows:

1. Debtors may be classified in risk categories A1, A2, A3 or B (if they are current on their payment obligations and show no sign of deterioration in their credit quality). B is different from the A categories by a certain history of late payments. The A and B categories are distinguished by different PNPs (as defined below).

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

Estimated Incurred Loan Loss = Loan Loss Allowance.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The estimated incurred loss is obtained by multiplying all risk factors defined in the following equation:

EIL= EXP x PNP x SEV

EIL = Estimated Incurred Loan Loss. The estimated incurred loan loss is how much could be lost in the event a debtor does not perform the obligations under the loan.

EXP = Exposure. This corresponds to the value of commercial loans.

PNP = Probability of Non-Performance. This variable, expressed as a percentage, indicates the probability that a debtor will default. This percentage is associated with the internal rating that we give to each debtor, which is determined by analyzing such parameters as debt servicing capacity (including, usually, projected cash flows), the company’s financial history, the solvency and capacity of shareholders and management, and projections for the economic sector in which it operates.

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

The Bank uses the concept of estimation of incurred loss to quantify the allowances levels over the group-evaluated portfolios, considering the counterpart risk and the guarantees associated with each transaction.

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

Allowances for group-evaluated loans are established based on the credit risk of the profile to which the loan belongs, within the established segments for the type of loan. The method for assigning a profile is established based on statistical building method, establishing a relation through logistic regression of various variables, such as payment behavior in the Bank, payment behavior outside the Bank, various sociodemographic data, among others, and a response variable that determines a client’s risk level, which in this case is 90 days of non-performance (the chosen features are relevant when calculating future cash flows per group of assets). Afterwards, common profiles are established and with differentiated default rates, applying the real historical loss the Bank has had with that portfolio.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

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

Our models for loans analyzed on a group basis (consumer loans, residential mortgage loans and small-and-mid- sized commercial loans) are monitored on a monthly basis with respect to predictability and stability, using indicators that seek to capture the underlying need to update the models for current loss trends. Therefore, the periods of historical net charge-offs used in the allowance model may be more than a year old as we only update the historical net charge-offs when our assessment of predictability and stability indicators determine it is necessary.

During the second semester of 2014, and as a response to the ongoing improvement of the allowances models for loans, the Bank updated its allowances model for consumer loans and commercial loans. The models were calibrated with the aim of improving the prediction of client behavior and maintaining statistical and management standards. Part of these improvements consisted of the advancement of the models’ governance allowing technical and decisional approvals at different points of the approval process, better techniques of statistical processes and of the extent of historical information, allowing stronger parameters of the Probability of Non-Performance (PNP) and the Severity (SEV) involved in the provision calculation.

This involved the release of consumer provisions of Ch$26,563 million and an increase in commercial provisions of Ch$45,141 million. As this is a change in estimation, the net increase of these improvements (Ch$18,578 million) was recognized under the "Provisions for loan losses" in the Consolidated Statement of Income for the year in accordance with IAS 8.

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

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

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

IV.	Recovery of loans previously charged off and accounts receivable from customers

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

Contingent assets or contingent liabilities are any potential rights or obligations arising from past events whose existence will be confirmed only by the occurrence or non-occurrence if one or more uncertain future events that are not wholly within control of the Bank.

The Consolidated Statements of Financial Position and annual accounts reflect all significant provisions for which it is estimated that it is probable an outflow of resources will be required to meet the obligation the probability of having to meet the obligation is more likely than not. Provisions are quantified using the best available information on the consequences of the event giving rise to them and are reviewed and adjusted at the end of each year. Provisions must specify the liabilities for which they were originally recognized. Partial or total reversals are recognized when such liabilities cease to exist or are reduced.

Provisions are classified according to the obligation covered as follows:

-	Provision for employee salaries and expenses
-	Provision for mandatory dividends
-	Provisions for contingent credit risks
-	Provisions for contingencies

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

q)	Deferred income taxes and other deferred taxes

The Bank records, when appropriate, deferred tax assets and liabilities for the estimated future tax effects attributable to differences between the carrying amount of assets and liabilities and their tax bases. The measurement of deferred tax assets and liabilities is based on the tax rate, in accordance with the applicable tax laws, using the tax rate that applies to the period when the deferred asset and liability will be settled. The future effects of changes in tax legislation or tax rates are recorded in deferred taxes beginning on the date on which the law is enacted or substantially enacted.

r)	Use of estimates

The preparation of the financial statements requires Management to make estimates and assumptions that affect the application of the accounting policies and the reported balances of assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

In certain cases, International Financial Reporting Standards (IFRS) require that assets or liabilities be recorded or disclosed at their fair values. The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When available, quoted market prices in active markets have been used as the basis for measurement. When quoted market prices in active markets are not available, the Bank has estimated such values based on the best information available, including the use of modeling and other valuation techniques.

The Bank has established allowances to cover incurred losses to estimate allowances. These allowances must be regularly reviewed taking into consideration factors such as changes in the nature and volume of the loan portfolio, trends in forecasted portfolio quality, credit quality and economic conditions that may adversely affect the borrowers’ ability to pay. Increases in the allowances for loan losses are reflected as “Provision for loan losses” in the Consolidated Statement of Income. Loans are charged-off when Management determines that a loan or a portion thereof is impaired. Charge-offs are recorded as a reduction of the allowance for loan losses.

The relevant estimates and assumptions made to calculate provisions are regularly reviewed by the Bank’s Management to quantify certain assets, liabilities, revenues, expenses, and commitments.  Revised accounting estimates are recorded in the period in which the estimate.

These estimates, made on the basis of the best available information, mainly refer to:

-	Allowances for loan losses (Note 9)
-	Impairment losses of certain assets (Notes 7, 8, 9, 10, and 33)
-	The useful lives of tangible and intangible assets (Notes 12, 13 and 33)
-	The fair value of assets and liabilities (Notes 5, 6, 7, 10 and 36)
-	Commitments and contingencies (Note 22)
-	Current and deferred taxes (Note 14)

s)	Non-current assets held for sale

Non-current assets (or a group holding assets and liabilities for disposal) expected to be recovered mainly through the sale of these items rather than through the continued use, are classified as held for sale. Immediately prior to this classification, assets (or elements of a disposable group) are re-measured in accordance with the Bank’s policies. The assets (or disposal group) are measured at the lower of carrying amount and fair value less cost to sell.

As of December 31, 2014 and 2013 the Bank has not classified any non-current assets as held for sale.

t)	Assets received or awarded in lieu of payment

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

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Independent appraisals are obtained at least every 18 months and fair values are adjusted accordingly. No adjustments have been made between appraisals with respect to the period covered by these financial statements considering the stability of the real estate market in Chile during past years and expected stability of the real estate market in the coming years.

At least once a year, the Bank performs the necessary analysis to update these assets’ costs to sell. According to the Bank’s survey, as of December 31, 2014 the average cost to sell was estimated at 4.8% of the appraised value (5.7% as of December 31, 2013).

u)	Earnings per share

Basic earnings per share are determined by dividing the net income attributable to the equity holders of the Bank for the reported period by the weighted average number of shares outstanding during the reported period.

Diluted earnings per share are determined in the same way as basic earnings, but the weighted average number of outstanding shares is adjusted to take into consideration the potential diluting effect of stock options, warrants, and convertible debt.

As of December 31, 2014 and 2013 the Bank did not have any instruments that generated dilution.

v)	Temporary acquisition (assignment) of assets and liabilities

Purchases or sales of financial assets under non-optional repurchase agreements at a fixed price are recorded in the Consolidated Statements of Financial Position based on the nature of the debtor (creditor) under “Deposits in the Central Bank of Chile,” “Deposits in financial institutions” or “Loans and accounts receivable from customers” (“Central Bank of Chile deposits,” “Deposits from financial institutions” or “Customer deposits”).

Differences between the purchase and sale prices are recorded as financial interest over the term of the contract.

w)	Provision for mandatory dividends

As of December 31, 2014 and 2013 the Bank recorded a provision for mandatory dividends. This provision is made pursuant to Article 79 of the Corporations Act, which is in accordance with the Bank’s internal policy, pursuant to which at least 30% of net income for the period is distributed, except in the case of a contrary resolution adopted at the respective shareholders’ meeting by unanimous vote of the outstanding shares. This provision is recorded, as a deducting item, under the “Retained earnings – provisions for mandatory dividends” line of the Consolidated Statement of Changes in Equity with offset to Provisions.

y)	Employee benefits

i.	Post-employment benefits – Defined Benefit Plan:

According to current collective labor agreements and other agreements, the Bank has an additional benefit available to its principal executives, consisting of a pension plan whose purpose is to endow them with funds for a better supplementary pension upon their retirement.

Features of the Plan:

The main features of the Post-Employment Benefits Plan promoted by the Banco Santander Chile are:

a.	Aimed at the Bank’s management.
b.	The general requisite to apply for this benefit is that the employee must be carrying out his/her duties when turning 60 years old.
c.	The Bank will create a pension fund, with life insurance, for each beneficiary in the plan. Periodic contributions into this fund are made by the manager and matched by the Bank.
d.	The Bank will be responsible for granting the benefits directly.

To determine the present value of the defined benefit obligation and the current service cost, the method of projected unit credit is used.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Components of defined benefit cost include:

-	current service cost and any past service cost, which are recognized in profit or loss for the period;
-	net interest on the liability (asset) for net defined benefit, which is recognized in profit or loss for the period;
-	new liability (asset) remeasurements for net defined benefit include:
(a) actuarial gains and losses;
(b) the difference between the actual return on plan assets and the interest on plan assets included in the net interest component and;
(c) changes in the effect of the asset ceiling.

The liability (asset) for net defined benefit is the deficit or surplus, determined as the difference between the present value of the defined benefit obligation less the fair value of plan assets.

Plan assets comprise the pension fund taken out by the Group with a third party that is not a related party. These assets are held by an entity legally separated from the Bank and exist solely to pay benefits to employees.

The Bank recognizes the present service cost and the net interest of the Personnel wages and expenses on the Consolidated Statement of Income.

The post-employment benefits liability, recognized in the Consolidated Statement of Financial Position represents the deficit or surplus in the defined benefit plans of the Bank. Any surplus resulting from the calculation is limited to the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions.

When employees leave the plan before meeting the requirements to be eligible for the benefit, contributions made by the Bank are reduced.

ii.	Cash-settled share based compensation

The Bank allocates cash-settled share based compensation to executives of the Bank and its Subsidiaries in accordance with IFRS 2. The Bank measures the services received and the obligation incurred at fair value. Until the obligation is settled, the Bank determines the fair value at the end of each reporting period, as well as at the date of settlement, recognizing any change in fair value in the income statement of the period.

x)	Application of new and revised International Financial Reporting Standards

i.	New and revised IFRS standards effective in current year

a)	New and revised IFRS effective in the current year

The following new and revised IFRS have been adopted in these financial statements:

Amendment to IAS 32, Financial Instruments- Presentation – On December 16, 2011, the IASB amended the accounting requirements and disclosures related to offsetting of financial assets and financial liabilities by issuing amendments to IAS 32 Financial Instruments: Presentation and IFRS 7 Financial Instruments: Disclosures. These amendments are the result of the IASB and US Financial Accounting Standards Board (‘FASB’) undertaking a joint project to address the differences in their respective accounting standards regarding offsetting of financial instruments.

The amendments to IAS 32 are effective for annual periods beginning on or after January 1, 2014.  Both require retrospective application for comparative periods. The implementation of this amendment had no material impact on the consolidated financial statements of the Bank.

Investment Entities – Amendments to IFRS 10 – Consolidated Financial Statements; IFRS 12 – Disclosures of Involvement in Other Entities and IAS 27 – Separate Financial Statements – On October 31, 2012, the IASB published “Investment Entities (amendments to IFRS 10, IFRS 12 and IAS 27)”, providing  an exemption from consolidation of subsidiaries under IFRS 10 'Consolidated Financial Statements' for entities which meet the definition of an 'investment entity', such as certain investment funds. Instead, such entities would measure their investment in particular subsidiaries at fair value through profit or loss in accordance with IFRS 9 'Financial Instruments' or IAS 39 'Financial Instruments: Recognition and Measurement'.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The amendments also require additional disclosure about why the entity is considered an investment entity, details of the entity's unconsolidated subsidiaries, and the nature of relationship and certain transactions between the investment entity and its subsidiaries. In addition, the amendments require an investment entity to account for its investment in a relevant subsidiary in the same way in its consolidated and separate financial statements (or to only provide separate financial statements if all subsidiaries are unconsolidated).

The amendments are effective for annual periods beginning on or after January 1, 2014, with early application permitted. The implementation of this amendment had no material impact on the consolidated financial statements of the Bank.

Amendments to IAS 36, Recoverable Amount Disclosures for Non-Financial Assets – On May 29, 2013 the IASB published “Amendments to IAS 36 Recoverable Amount Disclosures for Non-Financial Assets.” The publication of IFRS 13 Fair Value Measurements amended certain disclosure requirements in IAS 36 Impairment of Assets with respect to measuring the recoverable amount of impaired assets. However, one of the modifications to the disclosure requirements was more extensive than originally intended. The IASB has rectified this with the publication of these amendments to IAS 36.

The amendments to IAS 36 removed the requirement to disclose the recoverable amount of each cash-generating unit (group of units) for which the carrying amount of goodwill or intangible assets with indefinite useful lives allocated to that unit (group of units) was significant compared with the total carrying amount of goodwill or intangible assets with indefinite useful life of the entity.

The amendments require an entity to disclose the recoverable amount of an individual asset (including goodwill) or a cash-generating unit to which the entity recognized or reversed deterioration during the reporting period. An entity shall disclose information about the fair value less costs to sell of an individual asset, including goodwill, or a cash-generating unit to which the entity recognized or reversed an impairment loss during the reporting period, including: (i) the level of the fair value hierarchy (IFRS 13), (ii) the valuation techniques used to measure fair value less costs to sell, and (iii) the key assumptions used in fair value measurement categorized within "Level 2" and "Level 3" of the fair value hierarchy. In addition, an entity should disclose the discount rate used when an entity recognized or reversed an impairment loss during the reporting period and the recoverable amount should be based on the fair value less costs to sell determined using a present value valuation technique.

The amendments should be applied retrospectively for annual periods beginning on or after January 1, 2014. Earlier application is permitted. The implementation of this amendment had no material impact on the consolidated financial statements of the Bank.

Amendments to IAS 39, Novation of Derivatives and Continuation of Hedge Accounting – On June 2013, the IASB published Amendments to IAS 39 –Novation of Derivatives and Continuation of Hedge Accounting. This modification permits the continuation of hedge accounting (under IAS 39 and the next chapter on hedge accounting under IFRS 9) when a derivative is novated to a central counterparty and certain conditions are met. A novation indicates an event where the original parties to a derivative agree that one or more clearing counterparties replace their original counterparty to become the new counterparty to each of the parties. In order to apply the amendments and continue hedge accounting, novation to a central counterparty must happen as a consequence of laws or regulations or the introduction of laws or regulations.

The amendments are effective for annual periods beginning on or after January 1, 2014. Earlier application is permitted but corresponding disclosures are required.  In accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors, the amendments are to be applied retrospectively. The implementation of this amendment had no material impact on the consolidated financial statements of the Bank.

Amendment to IAS 19 (2011), Employee Benefits – On November 21, 2013, the IASB amended IAS 19 (2011) Employee Benefits to clarify the requirements that relate to how contributions from employees or third parties that are linked to service should be attributed to periods of service. The amendments permit contributions that are independent of the number of years of service to be recognized as a reduction in the service cost in the period in which the service is rendered, instead of allocating the contributions to periods of service. Other contributions by employees or third parties are required to be attributed to periods of service either using the plan’s contribution formula or on a straight-line basis.

The amendments are effective for periods beginning on or after July 1, 2014, with earlier application permitted. The implementation of this amendment had no material impact on the consolidated financial statements of the Bank.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Annual Improvements 2010 – 2012 Cycle

IFRS 2 Share based payments, Definition of vesting condition - Appendix A ‘Defined terms’ to IFRS 2 was amended to (i) change the definitions of ‘vesting condition’ and ‘market condition’, and (ii) add definitions for ‘performance condition’ and ‘service condition’ which were previously included within the definition of ‘vesting condition’. The amendments clarify that: (a) a performance target can be based on the operations of the entity or another entity in the same group (i.e. a non-market condition) or on the market price of the equity instruments of the entity or another entity in the same group (i.e. a market condition); (b) a performance target can relate either to the performance of the entity as a whole or to some part of it (e.g. a division or an individual employee); (c) a share market index target is a non-vesting condition because it not only reflects the performance of the entity, but also of other entities outside the group; (d) the period for achieving a performance condition must not extend beyond the end of the related service period; (e) a condition need to have an explicit or implicit service requirement in order to constitute a performance condition  (rather than being a non-vesting condition); (f) a market condition is a type of performance condition, rather than a non-vesting condition; and (g) if the counterparty ceases to provide services during the vesting period, this means it has failed to satisfy the service condition, regardless of the reason for ceasing to provide services. The amendments apply prospectively to share-based payment transactions with a grant date on or after July 1, 2014, with earlier application permitted.

IFRS 3 Business Combinations, Accounting for contingent consideration in a business combination - The amendments clarify that a contingent consideration that is classified as an asset or a liability should be measured at fair value at each reporting date, irrespective of whether the contingent consideration is a financial instrument within the scope of IFRS 9 or IAS 39 or a non-financial asset or liability. Changes in fair value (other than measurement period adjustments) should be recognized in profit or loss. Consequential amendments were also made to IFRS 9, IAS 39 and IAS 37. The amendments apply prospectively to business combination for which the acquisition date is on or after July 1, 2014. Earlier application is permitted.

IFRS 8 Operating Segments, Aggregation of Operating Segments – The amendments require an entity to disclose the judgments made by management in applying the aggregation criteria to operating segments, including a description of the operating segments aggregated and the economic indicators assessed in determining whether the operating segments have ‘similar economic characteristics’. It clarifies that a reconciliation of the total of the reportable segments’ assets to the entity’s assets should only be provided if the segment assets are regularly provided to the chief operating decision-maker. The amendments apply for annual periods beginning on or after July 1, 2014, with earlier application permitted.

IFRS 13 Fair Value Measurement, Short-term receivables and payables – The Basis for Conclusions was amended to clarify that the issuance of IFRS 13 and consequential amendments to IAS 39 and IFRS 9 did not remove the ability to measure short-term receivables and payables with no stated interest rate at their invoice amounts without discounting, if the effect of not discounting is immaterial.

IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets, Revaluation method: proportionate restatement of accumulated depreciation/amortization – The amended requirements clarify that the gross carrying amount is adjusted in a manner consistent with the revaluation of the carrying amount of the asset and that accumulated depreciation/amortization is the difference between the gross carrying amount and the carrying amount after taking into account accumulated impairment losses. The amendments apply for annual periods beginning on or after July 1, 2014, with earlier application permitted. An entity is required to apply to amendments to all revaluations recognized in the annual period in which the amendments are first applied and in the immediately preceding annual period. An entity is permitted, but not required, to restate any earlier periods presented.

IAS 24 Related Party Disclosures, Key management personnel – The amendments clarify that a management entity providing key management personnel services to a reporting entity is a related party of the reporting entity. The amendments apply for annual periods beginning on or after July 1, 2014, with earlier application permitted.

The implementation of those modifications had no material impact on the consolidated financial statements of the Bank.

Annual Improvements 2011 – 2013 Cycle

IFRS 1 First-time Adoption of International Financial Reporting Standards, Meaning of “effective IFRS” -The amendment clarifies that a first-time adopter is allowed, but not required, to apply a new IFRS that is not yet mandatory if that IFRS permits early application. If an entity chooses to early apply a new IFRS, it must apply that new IFRS retrospectively throughout all periods presented unless IFRS 1 provides an exemption or an exception that permits or requires otherwise. Consequently, any transitional requirements of that new IFRS do not apply to a first-time adopter that chooses to apply that new IFRS early.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

IFRS 3 Business Combinations, Scope exception for joint ventures - The scope section was amended to clarify that IFRS 3 does not apply to the accounting for the formation of all types of joint arrangement in the financial statements of the joint arrangement itself.

IFRS 13 Fair Value Measurement, Scope of portfolio exception (paragraph 52) - The scope of the portfolio exception for measuring the fair value of a group of financial assets and financial liabilities on a net basis was amended to clarify that it includes all contracts that are within the scope of, an accounted for in accordance with, IAS 39 or IFRS 9, even if those contracts do not meet the definitions of financial assets or financial liabilities within IAS 32. Consistent with the prospective initial application of IFRS 13, the amendment must be applied prospectively from the beginning of the annual period in which IFRS was initially applied.

IAS 40 Investment Property, Interrelationship between IFRS 3 and IAS 40 - IAS 40 was amended to clarify that this standard and IFRS 3 Business Combinations are not mutually exclusive and application of both standards may be required. Consequently, an entity acquiring investment property must determine whether (a) the property meets the definition of investment property in IAS 40, and (b) the transaction meets the definition of a business combination under IFRS 3. The amendment applies prospectively for acquisitions of investment property in periods commencing on or after July 1, 2014. An entity is only permitted to adopt the amendments early and/or restate prior periods if the information to do so is available.

The implementation of those modifications had no material impact on the consolidated financial statements of the Bank.

FRIC 21, Levies – On May 20, 2013, the IASB published the IFRIC 21, Levies. The new interpretation  provides guidance on when to recognize a liability for a levy imposed by a government, both for levies that are accounted for in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets and those where the timing and amount of the levy is certain.

This interpretation defines a levy as "a resource outflow involving future economic benefits that are imposed by governments on entities in accordance with the law". Taxes within the scope of IAS 12 Income Taxes are excluded from the scope as well as fines and penalties. The payments to governments for services or the acquisition of an asset under a contractual arrangement are also excluded. That is, the tax should be a non-reciprocal transfer to a government when the tax paying entity does not receive goods or services in return. For the purpose of interpretation, a "government" is defined in accordance with IAS 20 Accounting for Government Grants and Disclosures of Government Assistance. When an entity acts as an agent of a government to collect a tax, the cash flows received from the agency are outside the scope of this interpretation. This interpretation identifies the event which gives rise to the obligation to recognize a liability, which is the payment of tax in accordance with the relevant legislation.

IFRIC 21 provides the following guidance on recognition of a liability to pay levies: (i) the liability is recognized progressively if the obligating event occurs over a period of time; (ii) if an obligation is triggered on reaching a minimum threshold, the liability is recognized when that minimum threshold is reached. The interpretation is applicable retrospectively for annual periods beginning on or after January 1, 2014.

The implementation of this amendment had no material impact on the consolidated financial statements of the Bank.

b)	New and revised IFRS in issue but not yet effective:

On November 12, 2009, the IASB issued IFRS 9 Financial Instruments (IFRS 9)- This Standard introduces new requirements for the classification and measurement of financial assets and is effective from 1 January 2013 with early adoption permitted.  IFRS 9 specifies how an entity shall classify and measure its financial assets. This Standard requires that all financial assets be classified on the basis of an entity's business model for managing the financial assets and the contractual cash flow characteristics of the financial asset. Financial assets are either measured at amortized cost or at fair value.  Only those financial assets measured at amortized cost are tested for impairment.  Additionally, on 28 October 2010, the IASB published a revised version of IFRS 9.  The revised standard retains the requirements for classification and measurement of financial assets that were published in November 2009 but adds guidance on the classification and measurement of financial liabilities. As part of its restructuring of IFRS 9, the IASB also copied the guidance on derecognition of financial instruments and related implementation guidance from IAS 39 to IFRS 9. This new guidance concludes the first part of Phase 1 of the Board's project to replace IAS 39. The other phases, impairment and hedge accounting, are not yet completed.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

On December 16, 2011, the IASB issued Mandatory Effective Date of IFRS 9 and Transition Disclosures, deferring the mandatory effective date of both the 2009 and 2010 versions to annual periods beginning on or after January 1, 2015. Prior to the amendments, application of IFRS 9 was mandatory for annual periods beginning on or after January 1, 2013. The amendments modify the requirements for transition from IAS 39 Financial Instruments: Recognition and Measurement to IFRS 9. In addition, the amendments also modify IFRS 7 Financial Instruments: Disclosures to add certain requirements in the reporting period containing the date of initial application of IFRS 9.

On November 19, 2013, has published an amendment to IFRS 9 “Financial Instruments” incorporating its new general hedge accounting model. This represents a significant milestone as it completes another phase of the IASB’s project to replace IAS 39 'Financial Instruments: Recognition and Measurement'. The new general hedge accounting model will allow reporters to reflect risk management activities in the financial statements more closely as it provides more opportunities to apply hedge accounting.

The IFRS 9 amendment to introduce the new hedge accounting model removed the mandatory effective date for IFRS 9 which will be set once the standard is complete with a new impairment model and finalization of any limited amendments to classification and measurement, both of which are due to be finalized in 2014. The standard is available for early adoption (subject to local endorsement requirements), but if an entity elects to apply it must apply all of the requirements in the standard at the same time. On transition the hedge accounting requirements are generally applied prospectively with some limited retrospective application

IFRS 9 (2014) was issued on 24 July 2014 and supersedes IFRS 9 (2013), but this version of the standard remains available for application if the relevant date of initial application is before 1 February 2015

On July 24, 2014 the IASB has published the final version of IFRS 9 'Financial Instruments' bringing together the classification and measurement, impairment and hedge accounting phases of the IASB's project to replace IAS 39 'Financial Instruments: Recognition and Measurement'. This version adds a new expected loss impairment model and limited amendments to classification and measurement for financial assets. The Standard supersedes all previous versions of IFRS 9 and is effective for periods beginning on or after 1 January 2018.The Bank’s management is assessing the potential impact of the adoption of these modifications.

IFRS 14, Regulatory Deferral Accounts – issued on January 30, 2014 the IASB issued IFRS 14 Regulatory Deferral Accounts.  This standard is applicable to first-time adopter of IFRS and for entities which are involved in rate-regulated activities and recognized regulatory deferral account balances under its previous general accepted accounting principles.  This standard requires separate presentation of regulatory deferral account balances in the statement of financial position and statement of comprehensive income.

 IFRS 14 is effective for an entity’s firs annual IFRS financial statements for a period beginning on or after January 1, 2016, with earlier application permitted. The Bank’s management has considered that regulatory deferral accounts will not impact in the consolidated financial statement.

IFRS 15, Revenue from Contracts with Customers - issued on May 28, 2014, the IASB has published its new standard, IFRS 15 Revenue from contracts with customers.  At the same time, the Financial Accounting Standards Board (FASB) has published its equivalent revenue standard, ASU 2014-09.The new standard provides a single, principles based five-step model to be applied to all contracts with customers, i) identify the contract with the customer, ii) identify the performance obligations in the contract, iii) determine the transaction price, iv) allocate the transaction price to the performance obligations in the contracts, v) recognize revenue when (or as) the entity satisfies a performance obligation.

IFRS 15 must be applied in an entity’s first annual IFRS financial statements for periods beginning on or after 1 January 2017.  Application of the Standard is mandatory and early adoption is permitted.  An entity that chooses to apply IFRS 15 earlier than 1 January 2016 must disclose this fact. The Bank’s management is assessing the potential impact of the adoption of these modifications.

Accounting for Acquisitions of interests in Joint Operations (Amendments to IFRS 11) - issued on May 6, 2014 the IASB has issued “Accounting for Acquisitions of Interests in Joint Operations (amendments to IFRS 11)”, the amendments clarify the accounting for acquisitions of an interest in a joint operation when the operation constitutes a business.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Amends IFRS 11 Joint Arrangements to require an acquirer of an interest in a joint operation in which the activity constitutes a business (as defined in IFRS 3 Business Combinations) to:

•	apply all of the business combinations accounting principles in IFRS 3 and other IFRSs, except for those principles that conflict with the guidance in IFRS 11;

•	disclose the information required by IFRS 3 and other IFRSs for business combinations.

The amendments are effective for annual periods beginning on or after 1 January 2016. Earlier application is permitted but corresponding disclosures are required. The amendments apply prospectively. The Bank’s management has considered that accounting for acquisitions of interests in joint operations will not impact in the consolidated financial statements.

Clarification of Acceptable Methods of Depreciation and Amortization (Amendments to IAS 16 and IAS 38) - issued on May 12, 2014 the IASB has published “Clarification of Acceptable Methods of depreciation and amortization (amendments to IAS 16 and IAS 38)”.The amendments provide additional guidance on how the depreciation or amortization of property, plant and equipment and intangible assets should be calculated. They are effective for annual periods beginning on or after 1 January 2016, with earlier application being permitted. The Bank’s management has considered that amendment will not impact in the consolidated financial statements.

Equity Method in Separate Financial Statements (Amendments to IAS 27) - issued on August 12, 2014, the IASB has published “Equity Method in Separate Financial Statements (Amendments to IAS 27)”. The amendments reinstate the equity method as an accounting option for investments in subsidiaries, joint ventures and associates in an entity's separate financial statements. The amendments allow an entity to account for investments in subsidiaries, joint ventures and associates in its separate financial statements:

•	at cost,
•	in accordance with IFRS 9 Financial Instruments (or IAS 39 Financial Instruments: Recognition and Measurement for entities that have not yet adopted IFRS 9), or
•	using the equity method as described in IAS 28 Investments in Associates and Joint Ventures.

The accounting option must be applied by category of investments. In addition to the amendments to IAS 27, there are consequential amendments to IAS 28 to avoid a potential conflict with IFRS 10 Consolidated Financial Statements and to IFRS 1 First-time Adoption of International Financial Reporting Standards. The accounting option must be applied by category of investments. In addition to the amendments to IAS 27, there are consequential amendments to IAS 28 to avoid a potential conflict with IFRS 10 Consolidated Financial Statements and to IFRS 1 First-time Adoption of International Financial Reporting Standards.

The amendments are effective for annual periods beginning on or after 1 January 2016. Earlier application is permitted. The amendments are to be applied retrospectively in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. The Bank’s management has considered that amendment will not impact in the consolidated financial statements.

Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (Amendments to IFRS 10 and IAS 28) - issued on September 11, 2014, the IASB has published 'Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (Amendments to IFRS 10 and IAS 28)'. The amendments address a conflict between the requirements of IAS 28 'Investments in Associates and Joint Ventures' and IFRS 10 'Consolidated Financial Statements' and clarify the treatment of the sale or contribution of assets from an investor to its associate or joint venture, as follows:

• require full recognition in the investor's financial statements of gains and losses arising on the sale or contribution of assets that constitute a business (as defined in IFRS 3 Business Combinations);
• require the partial recognition of gains and losses where the assets do not constitute a business, i.e. a gain or loss is recognized only to the extent of the unrelated investors’ interests in that associate or joint venture.

The amendments are effective for annual periods beginning on or after 1 January 2016. Earlier application is permitted. The Bank’s management has considered that amendments will not impact in the consolidated financial statements.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Disclosure initiative (Amendments to IAS 1) - issued on December 18, 2014 the IASB added an initiative on disclosure to its work program in 2013 to complement the work being done in the Conceptual Framework project. The initiative is made up of a number of smaller projects that aim at exploring opportunities to see how presentation and disclosure principles and requirements in existing Standards can be improved.

They are effective for annual periods beginning on or after 1 January 2016, with earlier application being permitted. The Bank’s management has considered that amendment will not impact in the consolidated financial statements.

Investment Entities: Applying the Consolidation Exception (Amendments to IFRS 10, IFRS 12 and IAS 28) - issued on December 18, 2014 the IASB has published 'Investment Entities: Applying the Consolidation Exception, Amendments to IFRS 10 Consolidated Financial Statements, IFRS 12 Disclosure of Interests in Other Entities and IAS 28 Investments in Associates and Joint Ventures (2011) to address issues that have arisen in the context of applying the consolidation exception for investment entities.

They are effective for annual periods beginning on or after 1 January 2016, with earlier application being permitted. The Bank’s management has considered that amendments will not impact in the consolidated financial statements.

Annual Improvements 2012-2014 Cycle

IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, Changes in methods of disposal - Adds specific guidance in IFRS 5 for cases in which an entity reclassify an asset from held for sale to held for distribution or vice versa and cases in which held-for-distribution accounting is discontinued.

IFRS 7 Financial Instruments: Disclosures (with consequential amendments to IFRS 1), Servicing contracts - Adds additional guidance to clarify whether a servicing contract is continuing involvement in a transferred asset for the purpose of determining the disclosures required.

IAS 19 Employee Benefits, Discount rate – Clarifies that the high quality corporate bonds used in estimating the discount rate for post-employment benefits should be denominated in the same currency as the benefits to be paid (thus, the depth of the market for high quality corporate bonds should be assessed at currency level).

IAS 34 Interim Financial Reporting, Disclosure of information “elsewhere in the interim financial report” - Clarifies the meaning of 'elsewhere in the interim report' and requires a cross-reference

The Bank’s management has considered that improvements will not impact in the consolidated financial statements.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 02
SIGNIFICANT EVENTS

As of December 31, 2014, the following significant events have occurred and affected the Bank`s operations and Consolidated Financial Statements.

a)	The Board

In the Ordinary Board Meeting of Banco Santander Chile held on April 22, 2014, the Chairman of the Board, Mr. Mauricio Larraín Garcés, presented his resignation. In this session, Mr. Vittorio Corbo Lioi was designated as Chairman with Mr. Mauricio Larraín Garcés continuing to form part of the Board of Directors as a Director.

On September 2, 2014 the Superintendency of Banks and Financial Institutions was informed of the resignation of Carlos Olivos Marchant, who served as director. The President proposed that the Director Marco Colodro Hadjes replace Carlos Olivos as a member and chairman of the Audit Committee of Directors. This was approved unanimously by those present.

In the Ordinary Board Meeting dated September 23, 2014 the Board appointed Orlando Poblete Iturrate as the new director who until then had served as Alternate Director, therefore his previous position became vacant.

Use of Profits and Distribution of Dividends

The Shareholders’ Meeting of Banco Santander Chile held on April 22, 2014, was chaired by Mr. Vittorio Corbo Lioi (Chairman), and attended by Oscar von Chrismar Carvajal (First Vice President), Roberto Méndez Torres (Second Vice President), Víctor Arbulú Crousillat, the Directors: Marco Colodro Hadjes, Mauricio Larraín Garcés, Carlos Olivos Marchant, Lucía Santa Cruz Sutil, Juan Pedro Santa María Pérez, Lisandro Serrano Spoerer, Roberto Zahler Mayanz, Raimundo Monge Zegers (Alternate Director) and Orlando Poblete Iturrate (Alternate Director).  Also, the CEO Claudio Melandri Hinojosa and CAO Felipe Contreras Fajardo attended the meeting.

According to the information presented in aforementioned meeting, 2013 net income (designated in the financial statements as “Income attributable to equity holders of the Bank”) amounted to Ch$441,926 million. The Board approved the distribution of 60% of such net income, yielding a Ch$1.407 dividend per share, payable starting on April 23, 2014. Also, it was approved that the remaining 40% of the profits will be retained in the Bank’s reserves.

b)	Taxation Reforms

On September 29, 2014 Law No. 20,780 was published in the Official Journal. This law amended the Chilean tax system, including Income Tax, Stamp Duty and Taxation Codes. Regarding the Income Tax Law, the key changes are:

•	Each company must formally elect to join a tax scheme. There are two alternative tax schemes under this law. The deadline for such election is the second half of 2016.

•	The schemes are:

o Attributed system, reaching a tax rate of 25% in 2017. This system involves payment of taxes independent of withdrawals or distributions of profits.
o Semi-Integrated System, reaching a tax rate of 27% in 2018. This system involves payment of taxes on the withdrawal or distribution of profits to shareholders. The corporate income tax paid on the profits distributed is creditable against the final taxes. Profits distributed are subject to withholding income tax of 35%, except for non-residents of Chile where a double taxation agreement exists between Chile and the foreign entity’s country of residence.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 02
SIGNIFICANT EVENTS, continued

•
The current rate of 20% is changed to 21% for the year 2014, to 22.5% in 2015, 24% in 2016 and 25% in 2017 for the attributed system. If the semi-integrated system is chosen the rate for 2017 will be 25.5%, reaching 27% in 2018.

The Bank has estimated the effect of the tax reform using the Semi-Integrated System. A decision has not yet been subject to discussion by the Bank's shareholders. The estimated net effect of this reform is Ch$35,411 million, this has been recorded at December 31, 2014 in "Income taxes" in the Consolidated Statement of Income. This Ch$35,411 million consists of a higher tax of Ch$3,175 million for the current tax year and a lesser deferred tax expense of Ch$38,586 million (temporary asset differences).

c)	Issuance of bonds - at December 31, 2014

In the year ended December 31, 2014 the Bank has issued senior bonds in the amount of CHF300,000,000, UF11,400,000, USD750,000,000, CLP75,000,000,000, AUD125,000,000 and JPY 27,300,000,000.  Debt issuance information is included in Note 18.

c.1)	Senior bonds

Series	Amount	Term	Issuance rate	Issuance Date	Maturity date
Bond	CHF 300,000,000	3 years	1.00% per annum simple	01-31-2014	07-31-2017
Total	CHF 300,000,000
Bond	UF 2,000,000	5 years	3.5% per annum simple	02-21-2014	10-01-2018
Bond	UF 2,000,000	7 years	3.5% per annum simple	08-28-2014	01-01-2021
Bond	UF 2,400,000	10 years	3.40% biannually	10-29-2014	01-01-2024
Bond	UF 3,000,000	5 years	2.65% biannually	12-11-2014	07-01-2019
Bond	UF 2,000,000	10 years	3.00% biannually	12-16-2014	01-01-2024
Total	UF 11,400,000
Bond	CLP 25,000,000,000	5 years	6.2% per annum simple	02-22-2014	09-01-2018
Bond	CLP 50,000,000,000	5 years	5,50% per annum simple	11-21-2014	07-01-2019
Total	CLP 75,000,000,000
USD floating bond	USD 250,000,000	5 years	Libor (3 months)+75 bp	02-19-2014	02-19-2019
USD floating bond	USD 500,000,000	5 years	Libor (3 months)+90 bp	04-15-2014	04-11-2017
Total	USD 750,000,000
Bond	AUD 125,000,000	3 years	4.5% per annum simple	03-13-2014	03-13-2017
Total	AUD 125,000,000
JPY floating bond	JPY 6,600,000,000	3 years	Libor (3 months) +65 bp	04-24-2014	04-24-2017
JPY current bond 2017	JPY 2,000,000,000	3 years	0.72% per annum simple	04-24-2014	04-24-2017
JPY current bond 2019	JPY 18,700,000,000	5 years	0.97% per annum simple	04-24-2014	04-24-2019
Total	JPY 27,300,000,000

c.2)	Subordinated bonds

As at December 31, 2014, the Bank had not issued subordinated bonds in this financial year.

c.3)	Repurchase of bonds

The Bank has conducted the following repurchase of bonds as of December 31, 2014:

Date	Series	Amount

02-21-2014	Senior bond	CLP118,409,000,000
03-03-2014	Senior bond	UF 6,000,000

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 02
SIGNIFICANT EVENTS, continued

c.4)	Mortgage bonds

As of December 31, 2014 the Bank has issued the following bonds:

Series	Currency	Amount	Term	Issuance rate	Issuance date	Maturity date
Bond	UF	1,500,000	18 years	3.20% biannually	01-09-2014	01-04-2032
Total	UF	1,500,000

d)	Investments in Subsidiaries

d.1)	Mergers and Acquisitions

Merger of Santander Servicios de Recaudación y Pagos Limitada

The Bank has effected its merger of the subsidiary Santander Servicios de Recaudación y Pagos Limitada through the transfer of all the rights from Santander Corredora de Seguros Limitada to the Bank on May 01, 2014. Authorization was granted by the SBIF on March 26, 2014.  This merger included the conversion of "Supercaja" branches to branches of the Bank and the transfer of rights held by Santander Corredora de Seguros Limitada to the Bank who now hold 100% of the rights, becoming the legal successor of that company.

Merger of Servicios de Cobranza Fiscalex Limitada

On August 01, 2014, the company Servicios de Cobranza Fiscalex Limited was acquired by Santander Gestión de Recaudación y Cobranza Limitada. Both companies were previously consolidated by the Bank, therefore no material effect should be observed in the Bank’s Consolidated Financial Statements.

d.2)	Capital increase of Transbank S.A.

In the Transbank’s Shareholders’ Meeting held in June of the current year, it was agreed to capitalize retained earnings and increase the capital by approximately Ch$25,200 million. The Bank has participated in proportion to its ownership share (25%), resulting a contribution of approximately Ch$6,313 million to Transbank.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 03
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

To achieve the strategic objectives adopted by management and adapt to changing market conditions, the Bank makes changes in its organization from time to time, which in turn have a greater or lesser impact on how it is managed or administered. Hence, this disclosure furnishes information on how the Bank is managed as of December 31, 2014.

The Bank has the following operating segments falling under each reportable segment header noted below:

Individuals and Small and mid-sized (SMEs)

a.	Santander Banefe
Serves individuals with monthly incomes from Ch$150,000 pesos to Ch$400,000 pesos, who receive services through Santander Banefe. This operating segment gives customers a variety of services, including consumer loans, credit cards, auto loans, mortgage loans, debit cards, savings products, mutual funds, and insurance brokerage.

b.	Commercial Banking
Serves individuals with monthly incomes over Ch$400,000 pesos. This operating segment gives customers a variety of services, including consumer loans, credit cards, auto loans, commercial loans, foreign exchange, mortgage loans, debit cards, checking accounts, savings products, mutual funds, stockbrokerage, and insurance brokerage.

c.	Small and mid-sized (SMEs)
Small companies are considered to be companies with annual sales less than Ch$1,200 million. This operating segment gives customers a variety of products, including commercial loans, government-guaranteed loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, savings products, mutual funds, and insurance brokerage.

Companies and  Institutions

a.	Middle market
Companies with annual sales in excess of Ch$1,200 million but not more than Ch$10,000 million are included in this segment. The companies within this operating segment have access to many products including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, savings products, mutual funds, and insurance brokerage.

b.	Real estate
This operating segment includes all the companies engaged in the real estate industry who carry out projects to sell properties to third parties and annual sales exceeding Ch$800 million with no upper limit.  These clients are offered not only the traditional banking services but also specialized services to finance projects, chiefly residential, with the aim of expanding sales of mortgage loans.

c.	Large Corporations
This operating segment is made up of companies with annual sales exceeding Ch$10,000 million. The companies within this segment have access to many products including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, investment, savings products, mutual funds, and insurance.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 03
OPERATING SEGMENTS, continued

d.	Institutions
Serves institutions such as universities, government entities, local and regional governments. The institutions within this segment have access to many products including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, savings products, mutual funds, and insurance.

Global Banking and Markets

The Global Banking and Markets is comprised of:

a.	Corporate
This segment consists of foreign and domestic multinational companies with sales over Ch$10,000 million. The companies within this segment have access to many products including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, investments, savings products, mutual funds, and insurance brokerage.

b.	Treasury
The Treasury provides sophisticated financial products, mainly to companies in the Wholesale Banking area and the Companies segment.  These include products such as short-term financing and fund raising, brokerage services, derivatives, securitization, and other tailor-made products. The Treasury area may act as brokers to transactions and also manages the Bank’s investment portfolio.

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

The segments’ accounting policies are those described in the summary of accounting policies. The Bank earns most of its income in the form of interest income, fee and commission income and income from financial operations.  To evaluate a segment’s financial performance and make decisions regarding the resources to be assigned to segments, the Chief Operating Decision Maker (CODM) bases his assessment on the segment's interest income, fee and commission income, and expenses.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 03
OPERATING SEGMENTS, continued

Below are the tables showing the Bank’s results by segment, for the years ended December 31, 2014 and 2013 in addition to the corresponding balances of loans and accounts receivable from customers:

		As of December 31, 2014
	Loans and accounts receivable from customers (1)	Net interest income	Net fee and commission income	Financial transactions, net (2)	Provision for loan losses	Support expenses (3)	Segment’s net contribution
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Individuals and SMEs
Santander Banefe	752,267	91,979	21,257	1,352	(46,410)	(44,657)	23,521
Commercial Banking	11,083,815	519,541	128,891	10,577	(119,886)	(350,964)	188,159
Small and mid-sized (SMEs)	3,354,840	269,483	47,011	6,529	(160,581)	(83,985)	78,457
Subtotal	15,190,922	881,003	197,159	18,458	(326,877)	(479,606)	290,137

Companies and Institutions
Middle market	1,888,557	80,497	13,460	8,420	(21,690)	(31,225)	49,462
Large Corporations	2,138,226	72,303	8,798	6,734	(9,374)	(18,416)	60,045
Real estate	1,027,191	32,899	4,700	533	3,048	(5,995)	35,185
Institutions	390,895	33,608	2,447	655	697	(13,587)	23,820
Subtotal	5,444,869	219,307	29,405	16,342	(27,319)	(69,223)	168,512

Subtotal Commercial Banking	20,635,791	1,100,310	226,564	34,800	(354,196)	(548,829)	458,649

Global Banking and Markets
Corporate	2,201,913	72,747	21,188	(7,155)	(701)	(21,045)	65,034
Treasury	-	14,990	764	54,011	-	(20,899)	48,866
Subtotal	2,201,913	87,737	21,952	46,856	(701)	(41,944)	113,900

Other	54,945	129,057	(21,233)	30,909	(6)	2,564	141,291

Total	22,892,649	1,317,104	227,283	112,565	(354,903)	(588,209)	713,840

Other operating income							6,545
Other operating expenses and impairment							(95,610)
Income from investments in associates and other companies							2,165
Income tax expense							(51,050)
Net income for the year							575,890
(1)	Corresponds to loans and accounts receivable from customers, without deducting their allowances for loan losses.
(2)	Corresponds to the sum of the net income from financial operations and the foreign exchange profit or loss.
(3)	Corresponds to the sum of personnel salaries and expenses, administrative expenses, depreciation and amortization.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 03
OPERATING SEGMENTS, continued

		As of December 31, 2013
	Loans and accounts receivable from customers (1)	Net interest income	Net fee and commission income	Financial transactions, net (2)	Provision for loan losses	Support expenses (3)	Segment’s net contribution
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Individuals and SMEs
Santander Banefe	727,452	99,182	25,648	1,614	(56,309)	(52,370)	17,765
Commercial Banking	9,710,249	506,192	123,496	7,118	(157,697)	(298,173)	180,936
Small and mid-sized (SMEs)	3,223,215	260,856	37,641	4,798	(101,611)	(79,633)	122,051
Subtotal	13,660,916	866,230	186,785	13,530	(315,617)	(430,176)	320,752

Companies and Institutions
Middle market	1,757,586	73,906	14,020	7,457	(21,364)	(27,947)	46,072
Large Corporations	1,923,810	62,953	9,026	5,930	(15,296)	(19,937)	42,676
Real estate	996,847	26,607	3,588	287	(5,098)	(6,055)	19,329
Institutions	353,509	30,283	2,615	562	261	(15,889)	17,832
Subtotal	5,031,752	193,749	29,249	14,236	(41,497)	(69,828)	125,909

Subtotal Commercial Banking	18,692,668	1,059,979	216,034	27,766	(357,114)	(500,004)	446,661

Global Banking and Markets
Corporate	2,219,045	63,036	16,295	9,011	(14,739)	(19,802)	53,801
Treasury	-	9,896	1,727	41,706	-	(17,926)	35,403
Subtotal	2,219,045	72,932	18,022	50,717	(14,739)	(37,728)	89,204

Other	149,048	(56,149)	(4,220)	45,954	391	(19,877)	(33,901)

Total	21,060,761	1,076,762	229,836	124,437	(371,462)	(557,609)	501,964
Other operating income							88,155
Other operating expenses and impairment							(52,582)
Income from investments in associates and other companies							1,422
Income tax expense							(94,530)
Net income for the year							444,429

(1)	Corresponds to loans and accounts receivable from customers, without deducting their allowances for loan losses.
(2)	Corresponds to the sum of the net income from financial operations and the foreign exchange profit or loss.
(3)	Corresponds to the sum of personnel salaries and expenses, administrative expenses, depreciation and amortization.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 03
OPERATING SEGMENTS, continued

		As of December 31, 2012
	Loans and accounts receivable from customers (1)	Net interest income	Net fee and commission income	Financial transactions, net (2)	Provision for loan losses	Support expenses (3)	Segment’s net contribution
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Individuals and SMEs
Santander Banefe	730,362	123,043	33,853	1,288	(73,882)	(51,797)	32,505
Commercial Banking	8,941,860	499,422	141,946	8,613	(229,958)	(291,562)	128,461
Small and mid-sized companies (SMEs)	2,890,251	233,622	38,115	5,009	(80,144)	(76,560)	120,042
Subtotal	12,562,473	856,087	213,914	14,910	(383,984)	(419,919)	281,008

Companies and Institutions
Middle market	1,626,606	70,747	13,885	5,118	(21,531)	(26,672)	41,547
Large Corporations	1,661,837	56,086	8,722	5,623	(3,361)	(17,958)	49,112
Real estate	770,250	21,344	3,296	321	706	(5,745)	19,922
Institutions	355,518	28,472	2,470	615	(346)	(15,297)	15,914
Subtotal	4,414,211	176,649	28,373	11,677	(24,532)	(65,672)	126,495

Subtotal Commercial Banking	16,976,684	1,032,736	242,287	26,587	(408,516)	(485,591)	407,503

Global Banking and Markets
Corporate	1,863,595	57,822	16,832	763	5,546	(17,564)	63,399
Treasury	-	(7,345)	2,327	51,514	-	(17,912)	28,584
Subtotal	1,863,595	50,477	19,159	52,277	5,546	(35,476)	91,983

Other	126,373	(40,479)	9,126	3,435	(722)	(18,585)	(47,225)

Total	18,966,652	1,042,734	270,572	82,299	(403,692)	(539,652)	452,261

Other operating income							13,105
Other operating expenses and impairment							(59,727)
Income from investments in associates and other companies							267
Income tax expense							(44,473)
Net income for the year							361,433

(1)	Corresponds to loans and accounts receivable from customers, without deducting their allowances for loan losses.
(2)	Corresponds to the sum of the net income from financial operations and the foreign exchange profit.
(3)	Corresponds to the sum of personnel salaries and expenses, administrative expenses, depreciation, amortization, and impairment.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 04
CASH AND CASH EQUIVALENTS

a)	The detail of the balances included under cash and cash equivalents is as follows:

	As of December 31,
	2014	2013
	MCh$	MCh$
Cash and deposits in banks
Cash	594,979	551,136
Deposits in the Central Bank of Chile	167,444	797,363
Deposits in domestic banks	50	81
Deposits in foreign banks	846,415	223,230
Subtotals – Cash and deposits in banks	1,608,888	1,571,810

Cash in process of collection, net	250,114	327,698

Cash and cash equivalents	1,859,002	1,899,508

The balance of funds held in cash and at the Central Bank of Chile reflects the reserves that the Bank must maintain on average each month in accordance with the regulations governing minimum reserves.

b)	Cash in process of collection and in process of being cleared:

Cash items in process of collection and in process of being cleared represent domestic transactions which have not been processed through the central domestic clearinghouse or international transactions which may be delayed in settlement due to timing differences.  These transactions were as follows:

	As of December 31,
	2014	2013
	MCh$	MCh$
Assets
Documents held by other banks (documents to be cleared)	261,758	289,723
Funds receivable	269,615	314,354
Subtotal	531,373	604,077
Liabilities
Funds payable	281,259	276,379
Subtotal	281,259	276,379
Cash in process of collection, net	250,114	327,698

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 05
TRADING INVESTMENTS

The detail of instruments deemed as financial trading investments is as follows:

	As of December 31,
	2014	2013
	MCh$	MCh$
Chilean Central Bank and Government securities
Chilean Central Bank Bonds	270,004	75,577
Chilean Central Bank Notes	-	100
Other Chilean Central Bank and Government securities	461,340	189,962
Subtotal	731,344	265,639

Other Chilean securities
Time deposits in Chilean financial institutions	-	-
Mortgage finance bonds of Chilean financial institutions	-	-
Chilean financial institution bonds	-	10,042
Chilean corporate bonds	36,339	2,229
Other Chilean securities	-	-
Subtotal	36,339	12,271

Foreign financial securities
Foreign Central Banks and Government securities	-	-
Other foreign financial instruments	-	-
Subtotal	-	-

Investments in mutual funds
Funds managed by related entities	7,132	9,657
Funds managed by others	-	-
Subtotal	7,132	9,657

Total	774,815	287,567

As of December 31, 2014 and 2013, there were no trading investments sold under contracts to resell to clients and financial institutions.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 06
INVESTMENTS UNDER RESALE AGREEMENTS AND OBLIGATIONS UNDER REPURCHASE AGREEMENTS

a)	Rights arising from resale agreements

The Bank purchases financial instruments agreeing to resell them at a future date. As of December 31, 2014 and 2013, rights associated with instruments acquired under contracts to resell are as follows:

As of December 31,
	2014				2013
	From 1 day and less than 3 months	More than 3 months and less than 1 year	More than 1 year	Total	From 1 day and less than 3 months	More than 3 months and less than 1 year	More than 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Securities from the Chilean Government and the Chilean Central Bank
Chilean Central Bank Bonds	-	-	-	-	-	-	-	-
Chilean Central Bank Notes	-	-	-	-	-	-	-	-
Other securities from the Government and the Chilean Central Bank	-	-	-	-	17,469	-	-	17,469
Subtotal	-	-	-	-	17,469	-	-	17,469
Instruments from other domestic institutions domestic institutions:
Time deposits in Chilean financial institutions	-	-	-	-	-	-	-	-
Mortgage finance bonds of Chilean financial institutions	-	-	-	-	-	-	-	-
Chilean financial institution bonds	-	-	-	-	-	-	-	-
Chilean corporate bonds	-	-	-	-	-	-	-	-
Other Chilean securities	-	-	-	-	-	-	-	-
Subtotal	-	-	-	-	-	-	-	-
Foreign financial securities:
Foreign government or central banks securities	-	-	-	-	-	-	-	-
Other foreign financial instruments	-	-	-	-	-	-	-	-
Subtotal	-	-	-	- -	-	-	-	-
Investments in mutual funds:
Funds managed by related entities	-	-	-	-	-	-	-	-
Funds managed by others	-	-	-	-	-	-	-	-
Subtotal	-	-	-	-	-	-	-	-

Total	-	-	-	-	17,469	-	-	17,469

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 06
INVESTMENTS UNDER RESALE AGREEMENTS AND OBLIGATIONS UNDER REPURCHASE AGREEMENTS, continued

b)	Obligations arising from repurchase agreements

The Bank raises funds by selling financial instruments and committing itself to buy them back at future dates, plus interest at a predetermined rate.   As of December 31, 2014 and 2013, obligations related to instruments sold under repurchase agreements are as follows:

	As of December 31,
	2014				2013
	From 1 day to less than 3 months	More than 3 months and less than 1 year	More than 1 year	Total	From 1 day to less than 3 months	More than 3 months and less than 1 year	More than 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Securities from Chilean Government and the Chilean Central Bank
Chilean Central Bank Bonds	105,702	-	-	105,702	66,937	-	-	66,937
Chilean Central Bank Notes	153	-	-	153	22	-	-	22
Other securities from the Government and the Chilean Central Bank	10,644	-	-	10,644	23,879	-	-	23,879
Subtotal	116,499	-	-	116,499	90,838	-	-	90,838
Instruments from other domestic institutions:
Time deposits in Chilean financial institutions	275,285	342	-	275,627	112,743	5,391	-	118,134
Mortgage finance bonds of Chilean financial institutions	-	-	-	-	-	-	-	-
Chilean financial institution bonds	-	-	-	-	-	-	-	-
Chilean corporate bonds	-	-	-	-	-	-	-	-
Other Chilean securities	-	-	-	-	-	-	-	-
Subtotal	275,285	342	-	275,627	112,743	5,391	-	118,134
Foreign financial securities:
Foreign government or central banks securities	-	-	-	-	-	-	-	-
Other foreign financial instruments	-	-	-	-	-	-	-	-
Subtotal	-	-	-	-	-	-	-	-
Investments in mutual funds:
Funds managed by related entities	-	-	-	-	-	-	-	-
Funds managed by others	-	-	-	-	-	-	-	-
Subtotal	-	-	-	-	-	-	-	-

Total	391,784	342	-	392,126	203,581	5,391	-	208,972

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 06
INVESTMENTS UNDER RESALE AGREEMENTS AND OBLIGATIONS UNDER REPURCHASE AGREEMENTS, continued

c)	Below is the detail by portfolio of collateral associated with repurchase agreements as of December 31, 2014 and 2013, valued at fair value:

	As of December 31,
	2014			2013
	Available for sale portfolio	Trading portfolio	Total	Available for sale portfolio	Trading portfolio	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Chilean Central Bank and Government securities:
Chilean Central Bank Bonds	105,680	-	105,680	66,933	-	66,933
Chilean Central Bank Notes	153	-	153	22	-	22
Other securities from the Government and the Chilean Central Bank	10,642	-	10,642	23,863	-	23,863
Subtotal	116,475	-	116,475	90,818	-	90,818
Other Chilean securities:
Time deposits in Chilean financial institutions	275,675	-	275,675	118,195	-	118,195
Mortgage finance bonds of Chilean financial institutions	-	-	-	-	-	-
Chilean financial institution bonds	-	-	-	-	-	-
Chilean corporate bonds	-	-	-	-	-	-
Other Chilean securities	-	-	-	-	-	-
Subtotal	275,675	-	275,675	118,195	-	118,195
Foreign financial securities:
Foreign Central Banks and Government securities	-	-	-	-	-	-
Other foreign financial instruments	-	-	-	-	-	-
Subtotal	-	-	-	-	-	-
Investments in mutual funds:
Funds managed by related entities	-	-	-	-	-	-
Funds managed by others	-	-	-	-	-	-
Subtotal	-	-	-	-	-	-

Total	392,150	-	392,150	209,013	-	209,013

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 07
DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING

a)	As of December 31, 2014 and 2013 the Bank holds the following portfolio of derivative instruments:

	As of December 31, 2014
	Notional amount				Fair value
	Up to 3 months	More than 3 months to 1 year	More than 1 year	Total	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Fair value hedge derivatives
Currency forwards	-	-	-	-	-	-
Interest rate swaps	97,812	846,168	668,166	1,612,146	9,821	2,540
Cross currency swaps	-	193,704	694,852	888,556	110,448	7,997
Call currency options	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotal	97,812	1,039,872	1,363,018	2,500,702	120,269	10,537

Cash flow hedge derivatives
Currency forwards	-	-	-	-	-	-
Interest rate swaps	-	-	-	-	-	-
Cross currency swaps	11,329	850,555	1,727,283	2,589,167	131,880	21,996
Call currency options	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotal	11,329	850,555	1,727,283	2,589,167	131,880	21,996

Trading derivatives
Currency forwards	8,740,802	20,156,612	2,155,381	31,052,795	342,726	277,789
Interest rate swaps	1,675,560	16,147,587	37,838,280	55,661,427	518,392	485,798
Cross currency swaps	524,274	4,395,731	19,028,968	23,948,973	1,609,197	1,761,196
Call currency options	160,560	89,701	-	250,261	1,587	2,597
Call interest rate options	-	-	103,474	103,474	795	633
Put currency options	153,999	157,757	34,491	346,247	2,575	485
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	258,425	-	-	258,425	142	353
Subtotal	11,513,620	40,947,388	59,160,594	111,621,602	2,475,414	2,528,851

Total	11,622,761	42,837,815	62,250,895	116,711,471	2,727,563	2,561,384

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 07
DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

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

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 07
DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

b)	Hedge accounting

Fair value hedge:

The Bank uses cross-currency swaps and interest rate swaps to hedge its exposure to changes in fair value of hedged items attributable to interest rates. The aforementioned hedging instruments change the effective cost of long-term issuances from a fixed interest rate to a variable interest rate.

Below is a detail of the hedged elements and hedge instruments under fair value hedges as of December 31, 2014 and 2013, classified by term to maturity:

	As of December 31, 2014
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Hedged item
Loans and accounts receivables from customers
Mortgage loans	-	-	-	-	-
Available for sale investments
Yankee bonds	-	-	-	-	-
Mortgage financing bonds	-	-	-	3,291	3,291
Treasury bonds (BTP)	-	20,000	135,000	20,000	175,000
Central bank bonds (BCP)	-	28,000	13,000	147,500	188,500
Time deposits and other demand liabilities
Time deposits	761,481	33,000	-	-	794,481
Issued debt instruments
Senior bonds	376,203	261,437	286,792	414,998	1,339,430
Subordinated bonds	-	-	-	-	-
Interbank borrowings
Interbank loans	-	-	-	-	-
Total	1,137,684	342,437	434,792	585,789	2,500,702
Hedging instrument
Cross currency swaps	943,980	81,000	248,000	339,166	1,612,146
Interest rate swaps	193,704	261,437	186,792	246,623	888,556
Total	1,137,684	342,437	434,792	585,789	2,500,702

	As of December 31, 2013
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Hedged item
Loans and accounts receivables from customers
Mortgage loans	12,213	-	-	-	12,213
Available for sale investments
Yankee bonds	-	-	-	28,308	28,308
Mortgage financing bonds	-	-	-	3,652	3,652
Time deposits and other demand liabilities
Time deposits	55,000	-	-	27,971	82,971
Issued debt instruments
Senior bonds	-	335,805	109,497	769,659	1,214,961
Subordinated bonds	104,840	-	-	-	104,840
Interbank borrowings
Interbank loans	116,771	-	-	-	116,771
Total	288,824	335,805	109,497	829,590	1,563,716
Hedging instrument
Cross currency swaps	233,824	178,545	109,497	611,251	1,133,117
Interest rate swaps	55,000	157,260	-	218,339	430,599
Total	288,824	335,805	109,497	829,590	1,563,716

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 07
DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

Cash flow hedges

The Bank uses cross currency swaps to hedge the risk from variability of cash flows attributable to changes in the interest rates of bonds and interbank loans at a variable rate. To cover the inflation risk in some items, both forwards as well as currency swaps are used.

Below is the notional amount of the hedged items as of December 31, 2014 and 2013, and the period when the cash flows will be generated:

	As of December 31, 2014
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Loans and accounts receivables from customers
Mortgage loan	10,078	78,927	-	-	89,005
Available for sale investments
Yankee bond	-	-	-	287,078	287,078
Chilean Central Bank bonds	11,448	11,509	-	-	22,957
Time deposits	289,819	-	-	-	289,819
Issued debt instruments
Senior bonds (variable rate)	-	882,875	152,083	-	1,034,958
Senior bonds (fixed rate)	-	-	-	-	-
Interbank borrowings
Interbank loans	550,539	314,811	-	-	865,350
Total	861,884	1,288,122	152,083	287,078	2,589,167
Hedging instrument
Cross currency swaps	861,884	1,288,122	152,083	287,078	2,589,167
Total	861,884	1,288,122	152,083	287,078	2,589,167

	As of December 31, 2013
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Loans and accounts receivables from customers
Mortgage loan	21,623	69,502	-	-	91,125
Available for sale investments
Yankee bond	-	-	-	118,577	118,577
Chilean Central Bank bonds	-	22,958	-	18,084	41,042
Time deposits	379,331	11,328	-	-	390,659
Issued debt instruments
Senior bonds (variable rate)	288,310	102,062	219,567	-	609,939
Senior bonds (fixed rate)	43,189	-	-	-	43,189
Interbank borrowings
Interbank loans	727,527	99,598	-	-	827,125
Total	1,459,980	305,448	219,567	136,661	2,121,656
Hedging instrument
Cross currency swaps	1,459,980	305,448	219,567	136,661	2,121,656
Total	1,459,980	305,448	219,567	136,661	2,121,656

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 07
DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

Below is an estimate of the periods in which flows are expected to be produced:

b.1)	Forecasted cash flows for interest rate risk:

	As of December 31, 2014
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Inflows	22,834	26,763	10,039	5,449	65,085
Outflows	(27,361)	(19,007)	(2,186)	-	(48,554)
Net flows	(4,527)	7,756	7,853	5,449	16,531

Hedging instrument
Inflows	27,361	19,007	2,186	-	48,554
Outflows (*)	(22,834)	(26,763)	(10,039)	(5,449)	(65,085)
Net flows	4,527	(7,756)	(7,853)	(5,449)	(16,531)

(*) Only includes cash flow forecast portion of the hedge instruments used to cover interest rate risk.

	As of December 31, 2013
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Inflows	21,532	10,870	4,102	1,614	38,118
Outflows	(12,180)	(10,667)	(6,107)	-	(28,954)
Net flows	9,352	203	(2,005)	1,614	9,164

Hedging instrument
Inflows	12,180	10,667	6,107	-	28,954
Outflows (*)	(21,532)	(10,870)	(4,102)	(1,614)	(38,118)
Net flows	(9,352)	(203)	2,005	(1,614)	(9,164)

(*) Only includes cash flow forecast portion of the hedge instruments used to cover interest rate risk.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 07
DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

b.2)	Forecasted cash flows for inflation risk:

	As of December 31, 2014
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Inflows	62,551	39,579	-	-	102,130
Outflows	-	-	-	-	-
Net flows	62,551	39,579	-	-	102,130

Hedging instrument
Inflows	-	-	-	-	-
Outflows	(62,551)	(39,579)	-	-	(102,130)
Net flows	(62,551)	(39,579)	-	-	(102,130)

	As of December 31, 2013
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Inflows	104,730	10,861	-	-	115,591
Outflows	(425)	(927)	(1,783)	(1,709)	(4,844)
Net flows	104,305	9,934	(1,783)	(1,709)	110,747

Hedging instrument
Inflows	425	927	1,783	1,709	4,844
Outflows	(104,730)	(10,861)	-	-	(115,591)
Net flows	(104,305)	(9,934)	1,783	1,709	(110,747)

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 07
DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

b.3)	Forecasted cash flows for exchange rate risk:

As of December 31, 2014 the Bank has no forecasted cash flows for exchange rate risk.

	As of December 31, 2013
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Inflows	-	-	-	-	-
Outflows	(64,772)	-	-	-	(64,772)
Net flows	(64,772)	-	-	-	(64,772)

Hedging instrument
Inflows	64,772	-	-	-	64,772
Outflows	-	-	-	-	-
Net flows	64,772	-	-	-	64,772

c)
The accumulated effect of the mark to market adjustment of cash flow hedges validation produced by hedge instruments used in hedged cash flow was recorded in the Consolidated Statement of Changes in Equity, specifically within Other comprehensive income, as of December 31, 2014 and 2013, and is as follows:

	As of December 31,
Hedged item	2014	2013
	MCh$	MCh$

Interbank loans	4,208	(3,809)
Issued debt instruments	5,981	(723)
Available for sale investments	(726)	(3,744)
Loans and accounts receivable from customers	1,262	19
Net flows	10,725	(8,257)

Since the inflows and outflows for both the hedged element and the hedging instrument mirror each other, the hedges are nearly 100% effective, which means that the fluctuations of fair value attributable to risk components are almost completely offset.

During the year, the Bank did not have any cash flow hedges of forecast transactions.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 07
DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

d)	Below is a presentation of income generated by cash flow hedges amount that were reclassified from other comprehensive income to income for the year:

	For the years ended December 31,
	2014	2013	2012
	MCh$	MCh$	MCh$

Bond hedging derivatives	(16)	(33)	(863)
Interbank loans hedging derivatives	446	1,550	1,458

Cash flow hedge net income	430	1,517	595

See Note 23 - Equity, letter d)

e)	Net investment hedges in foreign operations:

As of December 31, 2014 and 2013, the Bank does not have any foreign net investment hedges in its hedge accounting portfolio.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 08
INTERBANK LOANS

a)	As of December 31, 2014 and 2013, balances of “Interbank loans” are as follows:

As of December 31,
	2014	2013
	MCh$	MCh$

Domestic banks
Loans and advances to banks	-	-
Deposits in the Central Bank of Chile - not available	-	-
Non-transferable Chilean Central Bank Bonds	-	-
Other Central Bank of Chile loans	-	-
Interbank loans	44	66
Overdrafts in checking accounts	-	-
Non-transferable domestic bank loans	-	-
Other domestic bank loans	-	-
Allowances and impairment for domestic bank loans	-	-

Foreign Interbank Loans
Interbank loans – Foreign	11,899	125,383
Overdrafts in checking accounts	-	-
Non-transferable foreign bank deposits	-	-
Other foreign bank loans	-	-
Provisions and impairment for foreign bank loans	(1)	(495)

Total	11,942	124,954

b)	The amount in each period for provisions and impairment of interbank loans is shown below:

	As of December 31,
	2014			2013
	Domestic banks	Foreign banks	Total	Domestic banks	Foreign banks	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balance as of January 1	-	495	495	-	159	159
Charge-offs	-	-	-	-	-	-
Provisions established	-	60	60	-	455	455
Provisions released	-	(554)	(554)	-	(119)	(119)

Total	-	1	1	-	495	495

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 09
LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS

a)	Loans and accounts receivable from customers

As of December 31, 2014 and 2013, the composition of the loan portfolio is as follows:

	Assets before allowances			Allowances established
As of December 31, 2014	Normal portfolio	Impaired portfolio	Total	Individual allowances	Group allowances	Total	Assets net balance
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans
Commercial loans	7,674,710	650,239	8,324,949	129,739	139,446	269,185	8,055,764
Foreign trade loans	1,689,242	96,990	1,786,232	55,522	1,278	56,800	1,729,432
Checking accounts debtors	253,704	12,527	266,231	3,552	6,457	10,009	256,222
Factoring transactions	324,388	3,453	327,841	4,143	725	4,868	322,973
Leasing transactions	1,391,370	98,014	1,489,384	16,971	6,763	23,734	1,465,650
Other loans and account receivable	113,722	21,941	135,663	5,925	11,028	16,953	118,710
Subtotal	11,447,136	883,164	12,330,300	215,852	165,697	381,549	11,948,751

Mortgage loans
Loans with mortgage finance bonds	55,040	2,316	57,356	-	353	353	57,003
Mortgage mutual loans	113,741	2,409	116,150	-	552	552	115,598
Other mortgage mutual loans	6,092,647	365,878	6,458,525	-	47,839	47,839	6,410,686
Subtotal	6,261,428	370,603	6,632,031	-	48,744	48,744	6,583,287

Consumer loans
Installment consumer loans	1,989,755	331,020	2,320,775	-	201,931	201,931	2,118,844
Credit card balances	1,335,268	27,319	1,362,587	-	44,050	44,050	1,318,537
Leasing transactions	5,187	83	5,270	-	80	80	5,190
Other consumer loans	224,681	5,062	229,743	-	7,962	7,962	221,781
Subtotal	3,554,891	363,484	3,918,375	-	254,023	254,023	3,664,352

Total	21,263,455	1,617,251	22,880,706	215,852	468,464	684,316	22,196,390

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 09
LOANS AND ACCOUNTS RECEIVABLES FROM CUSTOMERS, continued

	Assets before allowances			Allowances established
As of December 31, 2013	Normal portfolio	Impaired portfolio	Total	Individual allowances	Group allowances	Total	Assets net balance
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans
Commercial loans	7,177,278	620,404	7,797,682	127,141	81,478	208,619	7,589,063
Foreign trade loans	1,748,762	91,572	1,840,334	52,127	878	53,005	1,787,329
Checking accounts debtors	267,441	12,216	279,657	3,621	4,755	8,376	271,281
Factoring transactions	312,818	3,296	316,114	4,437	617	5,054	311,060
Leasing transactions	1,291,131	58,683	1,349,814	14,161	5,016	19,177	1,330,637
Other loans and account receivable	99,934	18,717	118,651	4,890	7,426	12,316	106,335
Subtotal	10,897,364	804,888	11,702,252	206,377	100,170	306,547	11,395,705

Mortgage loans
Loans with mortgage finance bonds	69,273	3,024	72,297	-	470	470	71,827
Mortgage mutual loans	69,742	2,091	71,833	-	380	380	71,453
Other mortgage mutual loans	5,163,396	318,286	5,481,682	-	42,456	42,456	5,439,226
Subtotal	5,302,411	323,401	5,625,812	-	43,306	43,306	5,582,506

Consumer loans
Installment consumer loans	1,847,289	320,832	2,168,121	-	221,723	221,723	1,946,398
Credit card balances	1,212,134	23,747	1,235,881	-	37,300	37,300	1,198,581
Leasing transactions	3,383	68	3,451	-	68	68	3,383
Other consumer loans	195,030	4,765	199,795	-	5,494	5,494	194,301
Subtotal	3,257,836	349,412	3,607,248	-	264,585	264,585	3,342,663

Total	19,457,611	1,477,701	20,935,312	206,377	408,061	614,438	20,320,874

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 09
LOANS AND ACCOUNTS RECEIVABLES FROM CUSTOMERS, continued

b)	Portfolio characteristics:

As of December 31, 2014 and 2013 the portfolio before allowances is as follows, by customer’s economic activity:

	Domestic loans (*)		Foreign interbank loans (**)		Total loans		Distribution percentage
	As of December 31		As of December 31,		As of December 31,		As of December 31,
	2014	2013	2014	2013	2014	2013	2014	2013
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	%	%
Commercial loans
Manufacturing	1,126,268	1,216,914	-	-	1,126,268	1,216,914	4.92	5.78
Mining	428,847	464,865	-	-	428,847	464,865	1.87	2.21
Electricity, gas, and water	567,548	222,110	-	-	567,548	222,110	2.48	1.05
Agriculture and livestock	871,247	806,092	-	-	871,247	806,092	3.81	3.83
Forest	98,039	183,716	-	-	98,039	183,716	0.43	0.87
Fishing	256,818	265,917	-	-	256,818	265,917	1.12	1.26
Transport	758,339	721,931	-	-	758,339	721,931	3.31	3.43
Communications	167,004	249,499	-	-	167,004	249,499	0.73	1.18
Construction	1,365,841	1,337,791	-	-	1,365,841	1,337,791	5.97	6.35
Commerce	2,773,410	2,578,979	11,899	125,383	2,785,309	2,704,362	12.17	12.84
Services	469,141	447,861	-	-	469,141	447,861	2.05	2.13
Other	3,447,842	3,206,643	-	-	3,447,842	3,206,643	15.06	15.23

Subtotal	12,330,344	11,702,318	11,899	125,383	12,342,243	11,827,701	53.92	56.16

Mortgage loans	6,632,031	5,625,812	-	-	6,632,031	5,625,812	28.97	26.71

Consumer loans	3,918,375	3,607,248	-	-	3,918,375	3,607,248	17.11	17.13

Total	22,880,750	20,935,378	11,899	125,383	22,892,649	21,060,761	100.00	100.00

(*)	Includes domestic interbank loans for Ch$ 44 million as of December 31, 2014 (Ch$66 million as of December 31, 2013), see Note 8.

(**)	Includes foreign interbank loans for Ch$ 11,899 million as of December 31, 2014 (Ch$125,383 million as of December 31, 2013), see Note 8.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 09
LOANS AND ACCOUNTS RECEIVABLES FROM CUSTOMERS, continued

c)	Impaired Portfolio

i)	As of December 31, 2014 and 2013, the impaired portfolio is as follows:

	As of December 31,
	2014				2013
	Commercial	Mortgage	Consumer	Total	Commercial	Mortgage	Consumer	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Individual impaired portfolio	420,038	-	-	420,038	317,534	-	-	317,534
Non-performing loans (collectively evaluated)	367,791	179,417	97,119	644,327	364,890	155,688	92,723	613,301
Other impaired portfolio	95,335	191,186	266,365	552,886	122,464	167,713	256,689	546,866
Total	883,164	370,603	363,484	1,617,251	804,888	323,401	349,412	1,477,701

ii)	The impaired portfolio with or without guarantee as of December 31, 2014 and 2013 is as follows:

	As of December 31,
	2014				2013
	Commercial	Mortgage	Consumer	Total	Commercial	Mortgage	Consumer	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Secured debt	408,759	341,860	48,133	798,752	385,712	302,219	49,051	736,982
Unsecured debt	474,405	28,743	315,351	818,499	419,176	21,182	300,361	740,719
Total	883,164	370,603	363,484	1,617,251	804,888	323,401	349,412	1,477,701

iii)	The portfolio of non-performing loans as of December 31, 2014 and 2013 is as follows:

	As of December 31,
	2014				2013
	Commercial	Mortgage	Consumer	Total	Commercial	Mortgage	Consumer	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Secured debt	130,999	157,608	8,292	296,899	151,494	136,768	7,241	295,503
Unsecured debt	236,792	21,809	88,827	347,428	213,396	18,920	85,482	317,798
Total	367,791	179,417	97,119	644,327	364,890	155,688	92,723	613,301

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 09
LOANS AND ACCOUNTS RECEIVABLES FROM CUSTOMERS, continued

d)	Allowances

The changes in allowance balances during 2014, 2013 and 2012 are as follows:

Activity during 2014	Commercial loans		Mortgage loans	Consumer loans
	Individual	Group	Group	Group	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Balance as of January 1, 2014	206,377	100,170	43,306	264,585	614,438
Allowances established (1)	52,240	99,648	14,959	129,410	296,257
Allowances released (2)	(15,903)	(7,127)	(6,561)	(38,275)	(67,866)
Allowances released due to charge-off (3)	(26,862)	(26,994)	(2,960)	(101,697)	(158,513)
Balances as of December 31, 2014	215,852	165,697	48,744	254,023	684,316

Activity during 2013	Commercial loans		Mortgage loans	Consumer loans
	Individual	Group	Group	Group	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Balance as of January 1, 2013	154,702	95,938	35,990	263,259	549,889
Allowances established(1)	92,008	36,724	21,314	155,921	305,967
Allowances released(2)	(22,014)	(11,151)	(9,216)	(35,482)	(77,863)
Allowances released due to charge-off(3)	(18,319)	(21,341)	(4,782)	(119,113)	(163,555)
Balances as of December 31, 2013	206,377	100,170	43,306	264,585	614,438

Activity during 2012	Commercial loans		Mortgage loans	Consumer loans
	Individual	Group	Group	Group	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2012	112,687	97,115	35,633	243,022	488,457
Allowances established (1)	83,742	31,772	10,741	239,607	365,862
Allowances release (2)	(20,716)	(16,624)	(7,449)	(38,471)	(83,260)
Allowances released due to charge-off (3)	(21,011)	(16,325)	(2,935)	(180,899)	(221,170)
Balances as of December 31, 2012	154,702	95,938	35,990	263,259	549,889

(1)	Represents gross allowances made in respect of increased risk of loss during the period and loan growth.
(2)
Represents the gross amount of loan loss allowances released during the year as a consequence of reduction in the level of risk existing in the loan portfolio, including as a result of improvement in the credit risk classification of borrowers and loans paid.

(3)	Represents the gross amount of loan loss allowances removed due to charge-off.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 09
LOANS AND ACCOUNTS RECEIVABLES FROM CUSTOMERS, continued

e)	Recoveries by type of loan

	For the years ended December 31,
	2014	2013	2012
	MCh$	MCh$	MCh$

Commercial loans	16,947	14,545	8,695
Consumer loans	36,908	36,004	22,015
Residential mortgage loans	5,122	4,735	2,305
Total	58,977	55,284	33,015

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

f)	Allowances established on customer and interbank loans

The following chart shows the balance of allowances established, associated with credits granted to customers and banks:

	As of December 31,
	2014	2013	2012
	MCh$	MCh$	MCh$

Customers loans	296,257	305,967	365,862
Interbank loans	60	455	548
Total	296,317	306,422	366,410

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 09
LOANS AND ACCOUNTS RECEIVABLES FROM CUSTOMERS, continued

g)	Portfolio by its Impaired and non-impaired status.

	As of December 31, 2014
	Non-impaired				Impaired				Portfolio total
	Commercial	Mortgage	Consumer	Total non impaired	Commercial	Mortgage	Consumer	Total impaired	Commercial	Mortgage	Consumer	Total portfolio
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Current portfolio	11,225,562	5,959,902	3,361,922	20,547,386	374,316	129,18	160,292	663,793	11,599,878	6,089,087	3,522,214	21,211,179
Overdue for 1-29 days	136,012	94,212	116,315	346,539	38,909	18,164	53,921	110,994	174,921	112,376	170,236	457,533
Overdue for 30-89 days	85,562	207,314	76,654	369,530	107,093	51,435	60,676	219,204	192,655	258,749	137,330	588,734
Overdue for 90 days or more	-	-	-	-	362,846	171,819	88,595	623,260	362,846	171,819	88,595	623,260

Total portfolio before allowances	11,447,136	6,261,428	3,554,891	21,263,455	883,164	370,603	363,484	1,617,251	12,330,300	6,632,031	3,918,375	22,880,706

Overdue loans (less than 90 days) presented as portfolio percentage	1.94%	4.82%	5.43%	3.37%	16.53%	18.78%	31.53%	20.42%	2.98%	5.60%	7.85%	4.57%

Overdue loans (90 days or more) presented as portfolio percentage.	-	-	-	-	41.08%	46.36%	24.37%	38.54%	2.94%	2.59%	2.26%	2.72%

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 09
LOANS AND ACCOUNTS RECEIVABLES FROM CUSTOMERS, continued

	As of December 31, 2013
	Non-impaired				Impaired				Portfolio total
	Commercial	Mortgage	Consumer	Total non impaired	Commercial	Mortgage	Consumer	Total impaired	Commercial	Mortgage	Consumer	Total portfolio
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Current portfolio	10,665,404	5,017,319	3,071,977	18,754,700	335,382	102,214	151,804	589,400	11,000,786	5,119,533	3,223,781	19,344,100
Overdue for 1-29 days	142,613	103,335	122,088	368,036	34,715	23,111	57,693	115,519	177,328	126,446	179,781	483,555
Overdue for 30-89 days	89,347	181,757	63,771	334,875	74,863	51,143	54,202	180,208	164,210	232,900	117,973	515,083
Overdue for 90 days or more	-	-	-	-	359,928	146,933	85,713	592,574	359,928	146,933	85,713	592,574

Total portfolio before allowances	10,897,364	5,302,411	3,257,836	19,457,611	804,888	323,401	349,412	1,477,701	11,702,252	5,625,812	3,607,248	20,935,312

Overdue loans (less than 90 days) presented as portfolio percentage	2.13%	5.38%	5.70%	3.61%	13.61%	22.96%	32.02%	20.01%	2.92%	6.39%	8.25%	4.77%

Overdue loans (90 days or more) presented as portfolio percentage.	-	-	-	-	44.72%	45.43%	24.53%	40.10%	3.08%	2.61%	2.38%	2.83%

Reconciliation of overdue loans with non-performing loans

	As of December 31, 2014
	Commercial	Mortgage	Consumer	Total
	MCh$	MCh$	MCh$

Overdue loans	362,846	171,819	88,595	623,260
Loans with not overdue but classified as non-performing loans	4,945	7,598	8,524	21,067
Total	367,791	179,417	97,119	644,327

	As of December 31, 2013
	Commercial	Mortgage	Consumer	Total
	MCh$	MCh$	MCh$

Overdue loans	359,928	146,933	85,713	592,574
Loans with not overdue but classified as non-performing loans	4,962	8,755	7,010	20,727
Total	364,890	155,688	92,723	613,301

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 10
AVAILABLE FOR SALE INVESTMENTS

As of December 31, 2014 and 2013,detail of instruments deemed as available for sale investments is as follows:

	As of December 31,
	2014	2013
	MCh$	MCh$

Chilean Central Bank and Government securities
Chilean Central Bank Bonds	381,117	364,821
Chilean Central Bank Notes	384	1,078
Other Chilean Central Bank and Government securities	353,419	146,295
Subtotal	734,920	512,194
Other Chilean securities
Time deposits in Chilean financial institutions	590,382	1,011,354
Mortgage finance bonds of Chilean financial institutions	31,693	33,856
Chilean financial institution bonds	-	-
Chilean corporate bonds	-	-
Other Chilean securities	-	-
Subtotal	622,075	1,045,210
Foreign financial securities
Foreign Central Banks and Government securities	-	-
Other foreign financial securities	294,603	143,589
Subtotal	294,603	143,589

Total	1,651,598	1,700,993

As of December 31, 2014 and 2013, the line item Chilean Central Bank and Government securities item includes securities sold under repurchase agreements to clients and financial institutions for Ch$ 116,475 million and Ch$ 90,818 million, respectively.

As of December 31, 2014 and 2013, the line item Other Chilean Securities includes securities sold to customers and financial institutions under repurchase agreements totaling Ch$ 275,675 million and Ch$ 118,195 million, respectively.

As of December 31, 2014 available for sale investments included a net unrealized profit of Ch$ 21,684 million, recorded as a “Valuation adjustment” in Equity, distributed between a profit of Ch$ 21,680 million attributable to Equity holders of the Bank and a profit of Ch$ 4 million attributable to non-controlling interest.

As of December 31, 2013 available for sale investments included a net unrealized profit of Ch$ 840 million, recorded as a “Valuation adjustment” in Equity, distributed between a profit of Ch$ 802 million attributable to Equity holders of the Bank and a profit of Ch$ 38 million attributable to non-controlling interest.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 10
AVAILABLE FOR SALE INVESTMENTS, continued

Gross profits and losses realized on the sale of available for sale investments as of December 31, 2014, 2013 and 2012, are as follows:

	For the years ended December 31,
	2014	2013	2012
	MCh$	MCh$	MCh$

Sale of available for sale investments generating realized profits	2,064,836	3,826,358	4,886,706
Realized profits	6,079	9,326	2,574
Sale of available for sale investments generating realized losses	92,620	388,401	665,779
Realized losses	64	1,098	503

The Bank evaluated those instruments with unrealized losses as of December 31, 2014 and 2013 and concluded they were not impaired. This review consisted of evaluating the economic reasons for any declines, the credit ratings of the securities’ issuers, and the Bank’s intention and ability to hold the securities until the unrealized loss is recovered.  Based on this analysis, the Bank believes that there were no significant or prolonged decline in its investment portfolio, since most of the decline in fair value of these instruments was caused by market conditions which the Bank considers to be temporary. All of the instruments that have unrealized losses as of December 31, 2014 and 2013, were not in a continuous unrealized loss position for more than one year.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 10
AVAILABLE FOR SALE INVESTMENTS, continued

The following charts show the available for sale investments unrealized profit and loss:

As of December 31, 2014:

	Less than 12 months				More than 12 months				Total
	Amortized cost	Fair value	Unrealized profit	Unrealized loss	Amortized cost	Fair value	Unrealized profit	Unrealized loss	Amortized cost	Fair value	Unrealized profit	Unrealized loss
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Chilean Central Bank and Government securities
Chilean Central Bank Bonds	370,858	381,117	10,297	(38)	-	-	-	-	370,858	381,117	10,297	(38)
Chilean Central Bank Notes	385	384	-	(1)	-	-	-	-	385	384	-	(1)
Other Chilean Central Bank and Government securities	343,847	353,419	9,572	-	-	-	-	-	343,847	353,419	9,572	-
Subtotal	715,090	734,920	19,869	(39)	-	-	-	-	715,090	734,920	19,869	(39)

Other Chilean securities
Time deposits in Chilean financial institutions	592,398	590,382	600	(2,616)	-	-	-	-	592,398	590,382	600	(2,616)
Mortgage finance bonds of Chilean financial institutions	31,693	31,693	218	(218)	-	-	-	-	31,693	31,693	218	(218)
Chilean financial institution bonds	-	-	-	-	-	-	-	-	-	-	-	-
Chilean corporate bonds	-	-	-	-	-	-	-	-	-	-	-	-
Other Chilean securities	-	-	-	-	-	-	-	-	-	-	-	-
Subtotal	624,091	622,075	818	(2,834)	-	-	-	-	624,091	622,075	818	(2,834)

Foreign financial securities
Foreign Central Banks and Government securities	-	-	-	-	-	-	-	-	-	-	-	-
Other foreign financial securities	290,733	294,603	3,870	-	-	-	-	-	290,733	294,603	3,870	-
Subtotal	290,733	294,603	3,870	-	-	-	-	-	290,733	294,603	3,870	-

Total	1,629,914	1,651,598	24,557	(2,873)	-	-	-	-	1,629,914	1,651,598	24,557	(2,873)

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 10
AVAILABLE FOR SALE INVESTMENTS, continued

As of December 31, 2013:

	Less than 12 months				More than 12 months				Total
	Amortized cost	Fair value	Unrealized profit	Unrealized loss	Amortized cost	Fair value	Unrealized profit	Unrealized loss	Amortized cost	Fair value	Unrealized profit	Unrealized loss
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Chilean Central Bank and Government securities
Chilean Central Bank Bonds	363,708	364,821	1,708	(595)	-	-	-	-	363,708	364,821	1,708	(595)
Chilean Central Bank Notes	1,088	1,078	-	(10)	-	-	-	-	1,088	1,078	-	(10)
Other Chilean Central Bank and Government securities	145,870	146,295	596	(171)	-	-	-	-	145,870	146,295	596	(171)
Subtotal	510,666	512,194	2,304	(776)					510,666	512,194	2,304	(776)

Other Chilean securities					-	-	-	-
Time deposits in Chilean financial institutions	1,009,661	1,011,354	1,811	(118)	-	-	-	-	1,009,661	1,011,354	1,811	(118)
Mortgage finance bonds of Chilean financial institutions	34,154	33,856	108	(406)	-	-	-	-	34,154	33,856	108	(406)
Chilean financial institution bonds	-	-	-	-	-	-	-	-	-	-	-	-
Chilean corporate bonds	-	-	-	-	-	-	-	-	-	-	-	-
Other Chilean securities	-	-	-	-	-	-	-	-	-	-	-	-
Subtotals	1,043,815	1,045,210	1,919	(524)					1,043,815	1,045,210	1,919	(524)

Foreign financial securities
Foreign Central Banks and Government securities	-	-	-	-	-	-	-	-	-	-	-	-
Other foreign financial securities	145,672	143,589	-	(2,083)	-	-	-	-	145,672	143,589	-	(2,083)
Subtotal	145,672	143,589	-	(2,083)					145,672	143,589	-	(2,083)
					-	-	-	-
Total	1,700,153	1,700,993	4,223	(3,383)	-	-	-	-	1,700,153	1,700,993	4,223	(3,383)

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 11
INVESTMENTS IN ASSOCIATES AND OTHER COMPANIES

a)
The Consolidated Statements of Financial Position reflect investments in associates and other companies amounting to Ch$ 17,914 million as of December 31, 2014, and Ch$ 9,681 million, as of December 31, 2013, as shown in the following table:

	Investment
	Ownership interest As of December 31			Investment value As of December 31,			Profit and loss As of December 31,
	2014	2013	2012	2014	2013	2012	2014	2013	2012
	%	%	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Company
Redbanc S.A.	33.43	33.43	33.43	1,725	1,513	1,374	211	139	(199)
Transbank S.A. (1)	25.00	25.00	25.00	8,646	1,309	1,607	1,022	9	306
Centro de Compensación Automatizado	33.33	33.33	33.33	894	673	548	220	125	116
Sociedad Interbancaria de Depósito de Valores S.A.	29.29	29.28	29.28	745	585	501	170	112	86
Cámara de Compensación de Alto Valor S.A. (3)	14.14	14.14	14.14	709	673	678	107	63	114
Administrador Financiero del Transantiago S.A.	20.00	20.00	20.00	2,229	1,947	1,215	282	732	(527)
Sociedad Nexus S.A.	12.90	12.90	12.90	1,123	972	1,106	195	145	278
Servicios de Infraestructura de Mercado OTC S.A. (2)	11.11	11.11	-	1,258	1,424	-	(172)	(16)	-
Subtotal				17,329	9,096	7,029	2,035	1,309	174
Shares or rights in other companies (*)
Bladex				136	136	136	20	16	13
Stock Exchanges				425	417	417	110	97	80
Others				24	32	32	-	-	-
Total				17,914	9,681	7,614	2,165	1,422	267
(*) Investments in associates and other companies do not have market prices
(1)
In the Transbank’s Shareholders’ Meeting held in June 03, 2014, it was agreed to capitalize retained earnings and increase the capital by approximately Ch$25,200 million. The Bank has participated in proportion to its ownership share (25%), resulting in a contribution of approximately Ch$6,313 million to Transbank.

(2)	In July 2013, Banco Santander acquired 1,111 shares in the company "Servicios de Infraestructura de Mercado OTC S.A." for Ch$1,440 million.

(3)
In August 2012, Banco Santander Chile bought 144 shares from Sociedad Operadora de la Cámara de Compensación de pagos de Alto Valor S.A through Banco Scotiabank Chile, increasing its ownership from 12.65% to 14.14%.  The purchase of such shares was for Ch$61 million.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 11
INVESTMENTS IN ASSOCIATES AND OTHER COMPANIES, continued

b)	Summary of financial information of associates as of and for the years ended December 31, 2014, 2013 and 2012:

As of December 31,
	2014				2013				2012
				Net Income				Net Income				Net Income
	Assets	Liabilities	Equity		Assets	Liabilities	Equity		Assets	Liabilities	Equity
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Centro de Compensación Automatizado	3,731	1,117	1,953	661	2,994	1,012	1,606	376	2,014	405	1,263	346
Redbanc S.A.	19,215	14,246	4,336	633	18,023	13,622	3,984	417	15,973	11,863	4,706	(596)
Transbank S.A.	535,507	501,330	30,088	4,089	483,004	477,772	5,196	36	316,881	310,576	5,076	1,229
Sociedad Interbancaria de Depósito de Valores S.A.	2,715	314	1,863	538	2,113	20	1,711	382	1,714	4	1,415	295
Sociedad Nexus S.A.	14,438	6,185	6,745	1,508	13,309	6,112	6,075	1,122	14,439	8,027	4,256	2,156
Servicios de Infraestructura de Mercado OTC S.A.	12,001	1,094	12,603	(1,696)	14,608	3,188	11,560	(140)	-	-	-	-
Administrador Financiero del Transantiago S.A.	70,302	59,157	9,737	1,408	63,981	54,244	6,076	3,661	81,017	74,940	8,714	(2,637)
Cámara de Compensación de Alto Valor S.A.	5,278	636	3,901	741	5,435	906	4,085	444	5,109	772	3,631	706
Total	663,187	584,079	71,226	7,882	603,467	556,876	40,293	6,298	437,147	406,587	29,061	1,499

c)	Restrictions over the ability of associated companies to transfer funds to investors.

There are no significant restrictions regarding the capacity of associates to transfer funds, whether in cash dividends, refund of loans, or advance payments to the Bank.

d)	Activity with respect to investments in other companies during 2014, 2013 and 2012, is as follows:

	As of December 31,
	2014	2013	2012
	MCh$	MCh$	MCh$

Opening balance as of January 1,	9,681	7,614	8,728
Acquisition of investments (1)	6,313	1,440	61
Sale of investments	-	-	(401)
Participation in income	2,165	1,422	267
Dividends received	(119)	(663)	(690)
Other equity adjustments	(126)	(132)	(351)

Total	17,914	9,681	7,614

(1)	See reference (1) of part a) of this note.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 12
INTANGIBLE ASSETS

a)	As of December 31, 2014 and 2013, the composition of the item is as follows:

				As of December 31, 2014
	Years of useful life	Average remaining useful life	Net opening balance as of January 1, 2013	Gross balance	Accumulated amortization	Net balance
			MCh$	MCh$	MCh$	MCh$

Licenses	3	2	2,197	10,441	(8,435)	2,006
Software development	3	2	64,506	232,418	(193,441)	38,977

Total			66,703	242,859	(201,876)	40,983

				As of December 31, 2013
	Years of useful life	Average remaining useful life	Net opening balance as of January 1, 2013	Gross balance	Accumulated amortization	Net balance
			MCh$	MCh$	MCh$	MCh$

Licenses	3	2	2,621	9,955	(7,758)	2,197
Software development	3	2	84,726	242,023	(177,517)	64,506

Total			87,347	251,978	(185,275)	66,703

b)	The changes in the value of intangible assets during the periods ended December 31, 2014 and December 31, 2013 is as follows:

b.1)	Gross balance

Gross balances	Licenses	Software development	Total
	MCh$	MCh$	MCh$

Balances as of January 1, 2014	9,955	242,023	251,978
Acquisitions	486	26,951	27,437
Disposals and impairment	-	(36,556)	(36,556)
Other	-	-
Balances as of December 31, 2014	10,441	232,418	242,859

Balances as of January 1, 2013	9,329	224,671	234,000
Acquisitions	626	17,774	18,400
Disposals and impairment	-	-	-
Other	-	(422)	(422)
Balances as of December 31, 2013	9,955	242,023	251,978

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 12
INTANGIBLE ASSETS, continued

b.2)	Accumulated amortization

Accumulated amortization	Licenses	Software development	Total
	MCh$	MCh$	MCh$

Balances as of January 1, 2014	(7,758)	(177,517)	(185,275)
Year’s amortization	(677)	(15,924)	(16,601)
Other changes	-	-	-
Balances as of December 31, 2014	(8,435)	(193,441)	(201,876)

Balances as of January 1, 2013	(6,708)	(139,945)	(146,653)
Year’s amortization	(1,050)	(37,572)	(38,622)
Other changes	-	-	-
Balances as of December 31, 2013	(7,758)	(177,517)	(185,275)

c)
The Bank has no restriction on intangible assets as of December 31, 2014 and 2013.  Additionally, the intangibles assets have not been pledged as guarantee for fulfillment of financial liabilities. Also, the Bank has no debt related to Intangible Assets  as of those dates.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 13
PROPERTY, PLANT, AND EQUIPMENT

a)	As of December 31, 2014 and 2013, the composition of property, plant, and equipment balances are composed as follows:

		As of December 31, 2014
	Net opening balance as of January 1, 2014	Gross balance	Accumulated depreciation	Net balance
	MCh$	MCh$	MCh$	MCh$

Land and buildings	128,119	209,668	(67,072)	142,596
Equipment	38,841	108,416	(59,316)	49,100
Ceded under operating leases	4,329	4,888	(638)	4,250
Other	8,926	43,499	(27,884)	15,615
Total	180,215	366,471	(154,910)	211,561

		As of December 31, 2013
	Net opening balance as of January 1, 2013	Gross balance	Accumulated depreciation	Net balance
	MCh$	MCh$	MCh$	MCh$

Land and buildings	119,853	184,711	(56,592)	128,119
Equipment	28,625	85,857	(47,016)	38,841
Ceded under operating leases	4,507	4,888	(559)	4,329
Other	9,229	32,207	(23,281)	8,926
Total	162,214	307,663	(127,448)	180,215

b)	The changes in the value of property, plant, and equipment as of December 31, 2014 and December 31, 2013 is as follows:

b.1)	Gross balance

2014	Land and buildings	Equipment	Ceded under operating leases	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2014	184,711	85,857	4,888	32,207	307,663
Additions	24,957	22,785	-	11,346	59,088
Disposals	-	(118)	-	(54)	(172)
Impairment due to damage (*)	-	(108)	-	-	(108)
Other	-	-	-	-	-
Balances as of December 31, 2014	209,668	108,416	4,888	43,499	366,471

(*) Banco Santander Chile recognized on its financial statements as of December 31, 2014 a Ch$108 million impairment due to damages to ATMs Compensation received from insurance totaled Ch$661 million, which is presented within Other operating income and expenses (see Note 33).

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 13
PROPERTY, PLANT, AND EQUIPMENT, continued

2013	Land and buildings	Equipment	Ceded under operating leases	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2013	167,241	66,170	4,996	28,957	267,364
Additions	17,470	20,171	-	3,148	40,789
Disposals	-	(240)	(108)	-	(348)
Impairment due to damage (*)	-	(244)	-	-	(244)
Other	-	-	-	102	102
Balances as of December 31, 2013	184,711	85,857	4,888	32,207	307,663

(*)
Banco Santander Chile recognized on its financial statements as of December 31, 2013 Ch$ 244 million impairment from damages to ATMs.  Compensation received from insurance totaled Ch$ 725 million, which is presented within Other operating income and expenses (see Note 33).

b.2)	Accumulated depreciation

2014	Land and buildings	Equipment	Ceded under operating leases	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2014	(56,592)	(47,016)	(559)	(23,281)	(127,448)
Depreciation charges in the period	(10,483)	(12,331)	(79)	(4,678)	(27,571)
Sales and disposals in the period	2	31	-	76	109
Transfers	-	-	-	-	-
Other	-	-	-	-	-
Balances as of December 31, 2014	(67,073)	(59,316)	(638)	(27,883)	(154,910)

2013	Land and buildings	Equipment	Ceded under operating leases	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2013	(47,388)	(37,545)	(489)	(19,728)	(105,150)
Depreciation charges in the period	(9,207)	(9,554)	(89)	(3,602)	(22,452)
Sales and disposals in the period	3	83	19	49	154
Transfers	-	-	-	-	-
Other	-	-	-	-	-
Balances as of December 31, 2013	(56,592)	(47,016)	(559)	(23,281)	(127,448)

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 13
PROPERTY, PLANT, AND EQUIPMENT, continued

c)	Operational leases – Lessor

As of December 31, 2014 and 2013, the future minimum lease cash inflows under non-cancellable operating leases are as follows:

	As of December 31,
	2014	2013
	MCh$	MCh$

Due within 1 year	453	637
Due after 1 year but within 2 years	1,140	508
Due after 2 years but within 3 years	278	300
Due after 3 years but within 4 years	278	263
Due after 4 years but within 5 years	276	263
Due after 5 years	1,755	2,148

Total	4,180	4,119

d)	Operational leases – Lessee

Certain Bank’s premises and equipment are leased under various operating leases.  Future minimum rental payments under non-cancellable leases are as follows:

	As of December 31,
	2014	2013
	MCh$	MCh$

Due within 1 year	19,225	18,941
Due after 1 year but within 2 years	17,509	16,948
Due after 2 year but within 3 years	16,416	15,161
Due after 3 years but within 4 years	15,206	14,083
Due after 4 years but within 5 years	13,012	12,902
Due after 5 years	58,213	61,730

Total	139,581	139,765

e)	As of December 31, 2014 and 2013, the Bank has no financial leases which cannot be unilaterally rescinded.

f)
The Bank has no restriction on property plant and equipment as of December 31, 2014 and 2013. Additionally, the property, plant, and equipment have not been provided as guarantees of financial liabilities. The Bank has no debt in connection with property, plant and equipment.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 14
CURRENT AND DEFERRED TAXES

a)	Current taxes

As of December 31, 2014 and 2013, the bank recognizes an income tax provision, which is determined based on the currently applicable tax legislation. This provision is recorded net of recoverable taxes, as shown as follows:

	As of December 31,
	2014	2013
	MCh$	MCh$

Summary of current tax liabilities (assets)
Current tax (assets)	(2,241)	(1,643)
Current tax liabilities	1,077	50,242

Total tax payable (recoverable)	(1,164)	48,599

(Assets) liabilities current taxes detail (net)
Income tax, tax rate 21% (20% as of December 31, 2013)	122,150	117,095
Minus:
Provisional monthly payments (PPM)	(115,743)	(61,730)
Credit for training expenses	(1,764)	(1,656)
Land taxes leasing	(3,357)	(2,987)
Grant credits	(1,587)	(1,892)
Other	(863)	(231)

Total tax payable (recoverable)	(1,164)	48,599

b)	Effect on income

The effect of tax expense on income for the years ended December 31, 2014 and 2013 is comprised of the following items:

	As of December 31,
	2014	2013
	MCh$	MCh$

Income tax expense
Current tax	122,150	117,095

Credits (debits) for deferred taxes
Origination and reversal of temporary differences	(72,244)	(27,658)
Subtotals	49,906	89,437
Tax for rejected expenses (Article No.21)	746	392
Other	398	4,701
Net charges for income tax expense	51,050	94,530

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 14
CURRENT AND DEFERRED TAXES, continued:

c)	Effective tax rate reconciliation

The reconciliation between the income tax rate and the effective rate applied in determining tax expenses as of December 31, 2014 and 2013, is as follows:

	As of December 31,
	2014		2013
	Tax rate	Amount	Tax rate	Amount

	%	MCh$	%	MCh$

Tax calculated over profit before tax	21.00	131,657	20.00	107,792
Permanent differences	(6.18)	(38,724)	(2.04)	(11,012)
Single penalty tax (rejected expenses)	0.12	746	0.07	392
Effect of tax reform changes on deferred tax (*)	(6.26)	(39,262)	-	-
Real estate taxes	(0.54)	(3,357)	(0.55)	(2,987)
Other	-	(10)	0.06	345
Effective rates and expenses for income tax	8.14	51,050	17.54	94,530

(*) The effect of the tax reform was Ch$ 35,411 million. In the fourth quarter an additional effect of Ch$ 3,851 million was generated by the fluctuation of deferred taxes (recognized as of December 31, 2014).

d)	Effect of deferred taxes on comprehensive income

Below is a summary of the separate effect of deferred tax on Equity, showing the asset and liability balances, for the years ended December 31, 2014 and 2013:

	As of December 31,
	2014	2013
	MCh$	MCh$

Deferred tax assets
Available for sale investments	24	31
Cash flow hedges	(2,252)	1,651
Total deferred tax assets recognized through other comprehensive income	(2,228)	1,682

Deferred tax liabilities
Available for sale investments	(4,578)	(199)
Cash flow hedges	-	-
Total deferred tax liabilities recognized through other comprehensive income	(4,578)	(199)

Net deferred tax balances in equity	(6,806)	1,483

Deferred taxes in equity attributable to Equity holders of the Bank	(6,805)	1,491
Deferred tax in equity attributable to non-controlling interests	(1)	(8)

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 14
CURRENT AND DEFERRED TAXES, continued

e)	Effect of deferred taxes on income

As of December 31, 2014 and 2013, the Bank has recorded effects for deferred taxes in the financial statements.

Below are the effects of deferred taxes on assets, liabilities and income:

	As of December 31,
	2014	2013
	MCh$	MCh$
Deferred tax assets
Interests and adjustments	10,999	7,203
Non-recurring charge-offs	7,988	9,787
Assets received in lieu of payment	981	707
Property, plant and equipment	5,154	3,579
Allowance for loan losses	118,480	89,600
Provision for expenses	25,752	19,130
Derivatives	9,939	19
Leased assets	73,886	52,447
Subsidiaries tax losses	7,887	5,716
Valuation of investments	4,895	-
Other	8,385	37,415
Total deferred tax assets	274,346	225,603

Deferred tax liabilities
Valuation of investments	-	(13,258)
Depreciation	(395)	(315)
Other	(2,658)	(12,981)
Total deferred tax liabilities	(3,053)	(26,554)

f)	Summary of deferred tax assets and liabilities

Below is a summary of the deferred taxes impact on equity and income.

	As of December 31,
	2014	2013
	MCh$	MCh$

Deferred tax assets
Recognized through other comprehensive income	(2,228)	1,682
Recognized through profit or loss	274,346	225,603
Total deferred tax assets	272,118	227,285

Deferred tax liabilities
Recognized through other comprehensive income	(4,578)	(199)
Recognized through profit or loss	(3,053)	(26,554)
Total deferred tax liabilities	(7,631)	(26,753)

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 15
OTHER ASSETS

Other assets item includes the following:

	As of December 31,
	2014	2013
	MCh$	MCh$

Assets for leasing (*)	66,656	41,402

Assets received or awarded in lieu of payment
Assets received in lieu of payment	13,354	16,659
Assets awarded at judicial sale	12,055	6,530
Provision on assets received in lieu of payment or awarded	(3,561)	(2,914)
Subtotal	21,848	20,275

Other assets
Guarantee deposits (margin accounts)	436,717	181,032
Gold investments	422	373
VAT credit	11,579	8,705
Income tax recoverable	38,674	42,354
Prepaid expenses	204,626	34,970
Assets recovered from leasing for sale	1,042	5,747
Pension plan assets	1,857	1,822
Accounts and notes receivable	47,153	60,256
Notes receivable through brokerage and simultaneous transactions	53,142	75,145
Other receivable assets	10,251	9,746
Other assets	33,994	33,111
Subtotal	839,457	453,261

Total	927,961	514,938

(*) Assets available to be granted under the financial leasing agreements.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 16
TIME DEPOSITS AND OTHER TIME LIABILITIES

As of December 31, 2014 and 2013, the composition of the line item Time deposits and other liabilities is as follows:

	As of December 31,
	2014	2013
	MCh$	MCh$

Deposits and other demand liabilities
Checking accounts	5,131,130	4,403,526
Other deposits and demand accounts	554,785	569,395
Other demand liabilities	794,582	647,842

Total	6,480,497	5,620,763

Time deposits and other time liabilities
Time deposits	10,303,167	9,567,855
Time savings account	107,599	104,143
Other time liabilities	3,174	3,274

Total	10,413,940	9,675,272

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 17
INTERBANK BORROWINGS

As of December 31, 2014 and 2013 the line item Interbank borrowings is as follows:

	As of December 31,
	2014	2013
	MCh$	MCh$
Loans from financial institutions and the Central Bank of Chile
Other obligations with Central Bank of Chile	94	220
Subtotal	94	220
Loans from domestic financial institutions	66,006	500
Loans from foreign financial institutions
Standard Chartered Bank - New York	206,471	349,433
Mizuho Corporate Bank	192,522	131,273
Citibank N.A. - New York	177,246	181,107
Wells Fargo Bank N.A. – New York	140,060	144,284
Banco Interamericano del Desarrollo	121,575	104,929
Bank of Montreal – Toronto	103,439	80,820
The Toronto Dominion Bank – Toronto	73,110	70,803
HSBC Bank of New York	30,430	26,222
Canadian Imperial Bank of Comm	24,341	-
National Bank of Abu Dhabi	18,235	15,741
Bank of America	15,331	94,388
European Investment Bank	12,702	-
The Bank of New York Mellon	12,184	26,224
KFW IPEX Bank GMBH	12,184	-
Commerzbank N.A. – Miami	6,097	5,254
Standard Chartered Bank - Hong Kong	4,851	1,059
Banco Santander – Brasil S.A.	2,459	-
Banco Santander – Hong Kong	1,959	5,781
U.S. Bank	1,193	174
Banco Itaú – Paraguay S.A.	1,156	-
Bank of China	737	105
Commerzbank A.G. - Frankfurt	425	107,843
HSBC Bank USA	391	179
J.P. Morgan Chase Bank N.A. - New York	385	164
Banco Santander – Madrid	369	500
YAPI VE KREDI BANKASI A.S.	363	-
Banco Sudameris Paraguay s.A.	308	-
Wachovia Bank N.A.- Miami	299	7,394
First Union National Bank	276	-
Deutsche Bank A.G.- New York	269	13,109
ING Bank N.V. - Vienna	267	-
Banco do Brasil S.A. – London	249	146
Banque Generale Du luxembourg	237	-
Standard Chartered Bank	228	-
Unicrédito Italiano - New York	225	-
BBVA Banco Francés S.A.	210	26
Banca Popolare di Vicenza SCPA	174	76
National Westminster Bank PLC	145	136
Banco de Occidente	123	248
Banco Bradesco S.A.	93	60
Banca Commerciale Italiana S. P.	47	23
Banca Nazionale del Lavoro S. P.	26	38
Turkiye Halk Bankasi	22	23
Banco de Sabadell S.A.	17	250
Landesbank Baden Wuerttemberg	-	108,566
Sumitomo Mitsui Banking Corporation	-	102,379
Banco Santander – Montevideo	-	52,442
Royal Bank of Scotland – London	-	44,608
Unicrédito Italiana SPA	-	993
Woori Bank	-	627
Lanschot Bankiers N.V.	-	446
Banco Popolare di Novara	-	351
National Agricultural Cooperative	-	259
Banco Popular Español S.A.	-	224
Banco Bilbao Vizcaya Argentaria	-	221
Bank of Tokio Mitsubishi	-	174
Intesa Sanpaolo SPA - USA	-	173
United Bank of India	-	160
State Bank of India	-	89
Discount Bank – Montevideo	-	73
Unicredit Banca d Impresa	-	47
Bancolombia S.A. - Panamá	-	9
Other	2,071	2,004
Subtotal	1,165,501	1,681,657
Total	1,231,601	1,682,377

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 17
INTERBANK BORROWINGS, continued

a)	Obligations with Central Bank of Chile

Debts to the Central Bank of Chile include credit lines for renegotiation of loans and other borrowings. These credit lines were provided by the Central Bank of Chile for renegotiation of loans due to the need to refinance debt as a result of the economic recession and crisis of the banking system in the early 1980s.

The outstanding amounts owed to the Central Bank of Chile under these credit lines are as follows:

	As of December 31,
	2014	2013
	MCh$	MCh$

Totals Line of credit for renegotiation with Central Bank of Chile	94	220

b)	Loans from domestic financial institutions

These obligations’ maturities are as follows:

	As of December 31,
	2014	2013
	MCh$	MCh$

Due within 1 year	66,006	500
Due within 1 and 2 year	-	-
Due within 2 and 3 year	-	-
Due within 3 and 4 year	-	-
Due after 5 years	-	-

Total loans from domestic financial institutions	66,006	500

c)	Foreign obligations

	As of December 31,
	2014	2013
	MCh$	MCh$

Due within 1 year	717,416	1,529,511
Due within 1 and 2 year	242,863	152,146
Due within 2 and 3 year	192,522	-
Due within 3 and 4 year	-	-
Due after 5 years	12,700	-

Total loans from foreign financial institutions	1,165,501	1,681,657

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 18
ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES

As of December 31, 2014 and 2013, composition of this item is as follows:

	As of December 31,
	2014	2013
	MCh$	MCh$

Other financial liabilities
Obligations to public sector	65,843	68,075
Other domestic obligations	136,021	118,683
Foreign obligations	3,261	3,023
Subtotals	205,125	189,781
Issued debt instruments
Mortgage finance bonds	81,509	101,667
Senior bonds	4,868,487	4,190,918
Mortgage bond	109,200	70,339
Subordinated bonds	725,916	835,734
Subtotals	5,785,112	5,198,658

Total	5,990,237	5,388,439

Debts classified as current are either demand obligations or will mature in one year or less. All other debts are classified as non-current. The Bank’s debts, both current and non-current, are summarized below:

	As of December 31, 2014
	Current	Non-current	Total
	MCh$	MCh$	MCh$

Mortgage finance bonds	6,561	74,948	81,509
Senior bonds	1,166,602	3,701,885	4,868,487
Mortgage bond	3,778	105,422	109,200
Subordinated bonds	10,451	715,465	725,916
Issued debt instruments	1,187,392	4,597,720	5,785,112

Other financial liabilities	120,549	84,576	205,125

Total	1,307,941	4,682,296	5,990,237

	As of December 31, 2013
	Current	Non-current	Total
	MCh$	MCh$	MCh$

Mortgage finance bonds	6,493	95,174	101,667
Senior bonds	1,603,929	2,586,989	4,190,918
Mortgage bond	-	70,339	70,339
Subordinated bonds	138,466	697,268	835,734
Issued debt instruments	1,748,888	3,449,770	5,198,658

Other financial liabilities	101,698	88,083	189,781

Total	1,850,586	3,537,853	5,388,439

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 18
ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

a)	Mortgage finance bonds

These bonds are used to finance mortgage loans. Their principal amounts are amortized on a quarterly basis. The range of maturities of these bonds is between five and twenty years. Loans are indexed to UF and create a yearly interest rate of 5.83% as of December 31, 2014 (5.21% as of December 31, 2013).

	As of December 31,
	2014	2013
	MCh$	MCh$

Due within 1 year	6,561	6,493
Due after 1 year but within 2 years	6,971	9,760
Due after 2 year but within 3 years	8,282	8,768
Due after 3 year but within 4 years	10,366	9,921
Due after 4 year but within 5 years	6,198	12,511
Due after 5 years	43,131	54,214
Total mortgage bonds	81,509	101,667

b)	Senior bonds

The following table shows senior bonds by currency:

	As of December 31,
	2014	2013
	MCh$	MCh$

Santander bonds in UF	1,797,438	1,964,905
Santander bonds in USD	2,191,347	1,658,789
Santander bonds in CHF	443,186	246,284
Santander bonds in Ch$	236,025	277,530
Santander bonds in CNY	-	43,410
Current bonds in AUD	62,472	-
Santander bonds in JPY	138,019	-
Total senior bonds	4,868,487	4,190,918

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 18
ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

i.	Placement of senior bonds:

In 2014, the Bank issued bonds for UF11,400,000; CLP 75,000,000,000; CHF 300,000,000; USD 750,000,000, AUD 125,000,000, and JPY 27,300,000,000 detailed as follows:

Series	Amount	Term	Issuance rate	Issuance date	Series issued amount	Maturity date
EB Series	UF2,000,000	5 years	3.5% per annum simple	02-21-2014	UF 2,000,000	10-01-2018
ED Series	UF2,000,000	7 years	3.5% per annum simple	08-28-2014	UF 2,000,000	01-01-2021
EF Series	UF2,400,000	10 years	3.40% biannually	10-29-2014	UF 2,400,000	01-01-2024
SB Series	UF3,000,000	5 years	2.65% biannually	12-11-2014	UF 3,000,000	07-01-2019
SA Series	UF2,000,000	10 years	3.00% biannually	12-16-2014	UF 2,000,000	01-01-2024
UF Total	UF11,400,000
EA Series	CLP25,000,000,000	5 years	6.2% per annum simple	02-22-2014	CLP 25,000,000,000	09-01-2018
SE Series	CLP50,000,000,000	5 years	5.50% per annum simple	11-21-2014	CLP 50,000,000,000	07-01-2019
CLP Total	CLP75,000,000,000
CHF Bond	CHF300,000,000	3 years	1% per annum simple	01-31-2014	CHF 300,000,000	07-31-2017
CHF Total	CHF300,000,000
DN Current Bond	USD250,000,000	5 years	Libor (3 months) + 75 bp	02-19-2014	USD 250,000,000	02-19-2019
Floating Bond	USD500,000,000	5 years	Libor (3 months) + 90 bp	04-15-2014	USD 500,000,000	04-11-2017
USD Total	USD750,000,000
AUD Bond	AUD125,000,000	3 years	4.5% per annum simple	03-13-2014	AUD 125,000,000	03-13-2017
AUD Total	AUD125,000,000
JPY Floating Bond	JPY6,600,000,000	3 years	Libor (3 months) + 65 bp	04-24-2014	JPY 6,600,000,000	04-24-2017
JPY Current Bond	JPY2,000,000,000	3 years	0.72% per annum simple	04-24-2014	JPY 2,000,000,000	04-24-2017
JPY Current Bond	JPY18,700,000,000	5 years	0.97% per annum simple	04-24-2014	JPY 18,700,000,000	04-24-2019
JPY Total	JPY27,300,000,000
During 2014, the Bank repurchased bonds for CLP 118,409,000,000 and UF 6,000,000.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 18
ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

In 2013, the Bank placed bonds for UF 13,768,000; CLP 32,500,000,000; CHF 300,000,000; and USD 250,000,000 detailed as follows:

Series	Amount	Term	Issuance rate	Issuance date	Series issued amount	Maturity date
E1 Series	UF2,742,000	5 years	3.5% per annum simple	02-01-2011	UF 4,000,000	02-01-2016
E2 Series	UF952,000	7 years	3.0% per annum simple	01-01-2012	UF 4,000,000	07-01-2018
E3 Series	UF2,244,000	8.5 years	3.5% per annum simple	01-01-2011	UF 4,000,000	07-01-2019
E6 Series	UF3,720,000	10 years	3.5% per annum simple	04-01-2012	UF 4,000,000	04-01-2022
E9 Series	UF2,000,000	10 years	3.5% per annum simple	01-01-2013	UF2,000,000	01-01-2023
FD Series	UF110,000	5 years	3.0% per annum simple	08-01-2010	UF 110,000	08-01-2015
EC Series	UF2,000,000	10 years	3.5 % per annum simple	11-28-2013	UF2,000,000	09-01-2023
Total UF	UF13,768,000
E4 Series	CLP7,500,000,000	5 years	6.75 % per annum simple	06-01-2011	CLP 50,000,000,000	06-01-2016
E8 Series	CLP25,000,000,000	10 years	6.6% per annum simple	11-01-2012	CLP 25,000,000,000	11-01-2022
CLP Total	CLP32,500,000,000
CHF floating bond	CHF150,000,000	4 years	Libor (3 months) + 100 bp	03-28-2013	CHF 150,000,000	03-28-2017
CHF Bond	CHF150,000,000	6 years	1.75% per annum simple	09-26-2013	CHF 150,000,000	09-26-2019
CHF Total	CHF300,000,000
USD floating bond	USD250,000,000	5 years	Libor (3 months) + 100 bp	06-07-2013	USD 250,000,000	06-07-2018
USD Total	USD250,000,000

During 2013, the Bank performed a partial repurchase of bonds for Ch$ 46,245,000,000

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 18
ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

ii.	Nominal bonds to be placed:

As of December 31, 2014, there are no outstanding amounts of bonds, not previously authorized, to be placed.

iii.	The maturities of senior bonds are as follows:

	As of December 31,
	2014	2013
	MCh$	MCh$

Due within 1 year	1,166,602	1,603,929
Due after 1 year but within 2 years	646,380	674,784
Due after 2 year but within 3 years	1,037,521	338,853
Due after 3 year but within 4 years	381,263	321,589
Due after 4 year but within 5 years	566,430	154,368
Due after 5 years	1,070,291	1,097,395
Total senior bonds	4,868,487	4,190,918

c)	Mortgage bonds

Detail of mortgage bonds per currency is as follows:

	As of December 31,
	2014	2013
	MCh$	MCh$

Mortgage bonds in UF	109,200	70,339
Total mortgage bonds	109,200	70,339

i.	Allocation of mortgage bonds

In 2014, the Bank issued bonds for UF 1,500,000, detailed as follows:

Series	Amount	Term	Issuance rate	Issuance date	Series issued amount	Maturity date
AB Series	UF 1,500,000	18 years	3.2% biannually	09-01-2014	UF 1,500,000	04-01-2032
Total UF	UF 1,500,000

In 2013, the Bank issued bonds for UF 3,000,000, detailed as follows:

Series	Amount	Term	Issuance rate	Issuance date	Series issued amount	Maturity date
BH Series	UF 3,000,000	15 years	3.2% per annum simple	07-31-2013	UF 3,000,000	07-31-2028
Total UF	UF 3,000,000

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 18
ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

The maturities of Mortgage bond are as follows:

	As of December 31,
	2014	2013
	MCh$	MCh$

Due within 1 year	3,778	-
Due after 1 year but within 2 years	6,065	-
Due after 2 year but within 3 years	6,261	-
Due after 3 year but within 4 years	6,463	-
Due after 4 year but within 5 years	6,671	-
Due after 5 years	79,962	70,339
Total Mortgage bonds	109,200	70,339

d)	Subordinated bonds

Detail of the subordinated bonds per currency is as follows:

	As of December 31,
	2014	2013
	MCh$	MCh$

Subordinated bonds denominated in USD	3	139,802
Subordinated bonds denominated in UF	725,913	695,932
Total subordinated bonds	725,916	835,734

i.	Allocation of subordinated bonds

During 2014, the Bank has not placed any subordinated bonds.

During 2013, the Bank placed subordinated bonds for UF 5,900,000. The following chart shows details related to subordinated bonds allocations:

Series	Amount	Term	Issuance rate	Issuance date	Series issued amount	Maturity date
G5	UF 1,900,000	20 years	3.9 % per annum simple	04-05-2011	UF 4,000,000	04-01-2031
H1	UF 4,000,000	30 years	3.9 % per annum simple	11-04-2011	UF 4,000,000	04-01-2041
Total	UF 5,900,000

During the first half of 2013, the Bank performed a partial repurchase of bonds for USD 47,786,000.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 18
ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

The maturities of subordinated bonds, are as follows:

	As of December 31,
	2014	2013
	MCh$	MCh$

Due within 1 year	10,451	138,466
Due after 1 year but within 2 years	6,311	14,039
Due after 2 year but within 3 years	-	4,140
Due after 3 year but within 4 years	-	-
Due after 4 year but within 5 years	-	-
Due after 5 years	709,154	679,089
Total subordinated bonds	725,916	835,734

e)	Other financial liabilities

The composition of other financial obligations, by maturity, is detailed below:

	As of December 31,
	2014	2013
	MCh$	MCh$

Non-current portion:
Due after 1 year but within 2 years	3,380	3,389
Due after 2 year but within 3 years	2,248	2,389
Due after 3 year but within 4 years	20,988	3,045
Due after 4 year but within 5 years	15,116	20,862
Due after 5 years	42,844	58,398
Non-current portion subtotals	84,576	88,083

Current portion:
Amounts due to credit card operators	112,530	97,027
Acceptance of letters of credit	2,496	741
Other long-term financial obligations, short-term portion	5,523	3,930
Current portion subtotals	120,549	101,698

Total other financial liabilities	205,125	189,781

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 19
MATURITY OF FINANCIAL ASSETS AND LIABILITIES

As of December 31, 2014 and 2013, the detail of the maturities of assets and liabilities is as follows:

As of December 31, 2014	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Subtotal up to 1 year	Between 1 and 5 years	More than 5 years	Subtotal More than 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial assets
Cash and deposits in banks	1,538,888	70,000	-	-	1,608,888	-	-	-	1,608,888
Cash items in process of collection	531,373	-	-	-	531,373	-	-	-	531,373
Trading investments	-	263,034	-	164,823	427,857	171,620	175,338	346,958	774,815
Investments under resale agreements	-	-	-	-	-	-	-	-	-
Financial derivative contracts	-	131,675	152,441	350,432	634,548	1,078,925	1,014,090	2,093,015	2,727,563
Interbank loans (*)	2,872	-	9,071	-	11,943	-	-	-	11,943
Loans and accounts receivables from customers (**)	814,557	2,168,019	1,774,873	3,773,848	8,531,297	7,084,202	7,265,207	14,349,409	22,880,706
Available for sale investments	-	22,652	158,014	526,410	707,076	184,376	760,146	944,522	1,651,598
Guarantee deposits (margin accounts)	436,717	-	-	-	436,717	-	-	-	436,717

Total financial assets	3,324,407	2,655,380	2,094,399	4,815,513	12,889,699	8,519,123	9,214,781	17,733,904	30,623,603
Financial liabilities
Deposits and other demand liabilities	6,480,497	-	-	-	6,480,497	-	-	-	6,480,497
Cash items in process of being cleared	281,259	-	-	-	281,259	-	-	-	281,259
Obligations under repurchase agreements	-	390,331	1,453	342	392,126	-	-	-	392,126
Time deposits and other time liabilities	112,025	5,343,226	2,480,158	2,289,405	10,224,814	130,427	58,699	189,126	10,413,940
Financial derivative contracts	-	125,884	176,048	319,488	621,420	1,028,017	911,947	1,939,964	2,561,384
Interbank borrowings	4,133	137,921	227,898	413,564	783,516	435,309	12,776	448,085	1,231,601
Issued debt instruments	-	176,649	319,516	691,227	1,187,392	2,693,946	1,903,774	4,597,720	5,785,112
Other financial liabilities	114,564	1,934	746	3,305	120,549	41,733	42,843	84,576	205,125
Guarantees received (margin accounts)	473,343	-	-	-	473,343	-	-	-	473,343

Total financial liabilities	7,465,821	6,175,945	3,205,819	3,717,331	20,564,916	4,329,432	2,930,039	7,259,471	27,824,387

(*)	Interbank loans are presented on a gross basis. The amount of allowance is Ch$ 1 million.
(**)
Loans and accounts receivables from customers are presented on a gross basis. Provisions amounts according to type of loan are detailed as follows: Commercial loans Ch$ 381,549 million, Mortgage loans Ch$ 48,744 million, and Consumer loans Ch$ 254,023 million.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 19
MATURITY OF FINANCIAL ASSETS AND LIABILITIES, continued:

As of December 31, 2013	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Subtotal up to 1 year	Between 1 and 5 years	More than 5 years	Subtotal More than 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Financial assets
Cash and deposits in banks	1,571,810	-	-	-	1,571,810	-	-	-	1,571,810
Cash items in process of collection	604,077	-	-	-	604,077	-	-	-	604,077
Trading investments	-	10,018	17	-	10,035	203,608	73,924	277,532	287,567
Investments under resale agreements	-	-	17,469	-	17,469	-	-	-	17,469
Financial derivative contracts	-	168,785	99,471	225,617	493,873	565,329	434,816	1,000,145	1,494,018
Interbank loans (*)	1,224	66,264	56,901	1,060	125,449	-	-	-	125,449
Loans and accounts receivables from customers (**)	773,387	2,173,231	1,776,530	3,533,313	8,256,461	6,367,870	6,310,981	12,678,851	20,935,312
Available for sale investments	-	228,997	240,018	627,052	1,096,067	275,281	329,645	604,926	1,700,993
Guarantee deposits (margin accounts)	181,032	-	-	-	181,032	-	-	-	181,032

Total financial assets	3,131,530	2,647,295	2,190,406	4,387,042	12,356,273	7,412,088	7,149,366	14,561,454	26,917,727

Financial liabilities
Deposits and other demand liabilities	5,620,763	-	-	-	5,620,763	-	-	-	5,620,763
Cash items in process of being cleared	276,379	-	-	-	276,379	-	-	-	276,379
Obligations under repurchase agreements	-	185,140	18,466	5,366	208,972	-	-	-	208,972
Time deposits and other time liabilities	104,233	5,351,489	2,333,001	1,743,525	9,532,248	87,380	55,644	143,024	9,675,272
Financial derivative contracts	-	126,238	89,018	223,031	438,287	508,206	345,292	853,498	1,291,785
Interbank borrowings	8,199	104,490	216,472	1,201,070	1,530,231	152,146	-	152,146	1,682,377
Issued debt instruments	-	470,600	688,261	590,027	1,748,888	1,548,733	1,901,037	3,449,770	5,198,658
Other financial liabilities	97,027	568	1,111	2,992	101,698	29,685	58,398	88,083	189,781
Guarantees received (margin accounts)	115,333	-	-	-	115,333	-	-	-	115,333

Total financial liabilities	6,221,934	6,238,525	3,346,329	3,766,011	19,572,799	2,326,150	2,360,371	4,686,521	24,259,320

(*)	Interbank loans are presented on a gross basis. The amount of allowance is Ch$ 495 million.
(**)
Loans and accounts receivables from customers are presented on a gross basis. Provisions amounts according to type of loan are detailed as follows: Commercial loans Ch$306,547 million, Mortgage loans Ch$ 43,306 million, and Consumer loans Ch$ 264,585 million.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 20
PROVISIONS

a)	As of December 31, 2014 and 2013, the composition is as follows:

	As of December 31,
	2014	2013
	MCh$	MCh$

Provisions for personnel salaries and expenses	46,759	39,501
Provisions for mandatory dividends	170,973	132,688
Provisions for contingent loan risk	12,679	11,582
Provisions for contingencies	55,559	33,539
Total	285,970	217,310

b)	Below is the activity regarding provisions during the years ended December 31, 2014 and 2013:

	Provisions for
	Personnel salaries and expenses	Mandatory dividends	Contingent loans	Contingencies	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2014	39,501	132,688	11,582	33,539	217,310
Provisions established	57,071	170,973	11,946	42,470	282,460
Application of provisions	(46,777)	(132,688)	-	(9,664)	(189,129)
Provisions released	-	-	(10,849)	(10,786)	(21,635)
Reclassifications	(3,036)	-	-	-	(3,036)
Other	-	-	-	-	-

Balances as of December 31, 2014	46,759	170,973	12,679	55,559	285,970

Balances as of January 1, 2013	47,574	107,044	7,036	30,238	191,892
Provisions established	35,515	132,688	10,511	99,599	278,313
Application of provisions	(43,588)	(107,044)	-	(3,675)	(154,307)
Provisions released	-	-	(5,965)	(89,185)	(95,150)
Reclassifications	-	-	-	(3,438)	(3,438)
Other	-	-	-	-	-

Balances as of December 31, 2013	39,501	132,688	11,582	33,539	217,310

c)	Provisions for personnel salaries and expenses.

	As of December 31,
	2014	2013
	MCh$	MCh$

Provision for seniority compensation	1,917	691
Provision for stock-based personnel benefits	-	809
Provision for performance bonds	24,540	18,218
Provision for vacations	19,746	18,741
Provision for other personnel benefits	556	1,042
Total	46,759	39,501

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 21
OTHER LIABILITIES

The other liabilities line item is as follows:

	As of December 31,
	2014	2013
	MCh$	MCh$

Accounts and notes payable	90,261	84,729
Unearned income	478	384
Guarantees received (margin accounts)	473,343	115,333
Notes payable through brokerage and simultaneous transactions	27,751	-
Other payable obligations	43,550	95,266
Withheld VAT	1,698	1,165
Other liabilities	17,476	14,602

Total	654,557	311,479

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 22
CONTINGENCIES AND COMMITMENTS

a)	Lawsuits and legal procedures

As of the issuance date of these financial statements, the Bank and its affiliates were subject to certain legal actions in the normal course of their business.  As of December 31, 2014, the Banks and its subsidiaries have provisions for this item of Ch$1,437 million and Ch$738 million, respectively (Ch$1,004 million and Ch$ 220 million as of December 31, 2013) which is included in “Provisions” in the Consolidated Statements of Financial Position as provisions for contingencies.

b)	Contingent loans

The following table shows the Bank’s contractual obligations to issue loans:

	As of December 31,
	2014	2013
	MCh$	MCh$

Letters of credit issued	205,920	218,032
Foreign letters of credit confirmed	75,813	127,600
Guarantees	1,481,154	1,212,799
Personal guarantees	262,169	181,416
Subtotals	2,025,056	1,739,847
Available on demand credit lines	5,699,573	5,141,831
Other irrevocable credit commitments	109,520	47,376
Total	7,834,149	6,929,054

c)	Held securities

The Bank holds securities in the normal course of its business as follows:

	As of December 31,
	2014	2013
	MCh$	MCh$

Third party operations
Collections	172,070	217,948
Assets from third parties managed by the Bank and its affiliates (*)	1,247,923	1,015,817
Subtotals	1,419,993	1,233,765
Custody of securities
Securities held in custody	238,264	304,535
Securities held in custody deposited in other entity	552,741	532,072
Issued securities held in custody	16,383,501	15,351,545
Subtotals	17,174,506	16,188,152
Total	18,594,499	17,421,917

(*) During 2014, the Bank classified the portfolios managed by private banking in “Assets from third parties managed by the Bank and its affiliates”.  At the end of December 2014, the balance for this was Ch$1,247,923 million (Ch$1,015,817 million at December 31, 2013).

d)	Guarantees

Banco Santander Chile has a comprehensive officer fidelity insurance policy, No. 2951729, with the Chilena Consolidada de Seguros insurance company, for USD $5,000,000, which jointly covers both the Bank and its affiliates for the period from July 1, 2014 to June 30, 2015.

e)	Contingent loans and liabilities

To satisfy its clients’ needs, the Bank took on several contingent loans and liabilities that cannot be recognized in the Consolidated Financial Statement of Financial Position; these contain loan risks and they are, therefore, part of the Bank`s global risk.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 23
EQUITY

a)	Capital

As of December 31, 2014 and 2013 the Bank had 188,446,126,794 shares outstanding, all of which are subscribed for and paid in full. All shares have the same rights, and have no preferences or restrictions.

The activity with respect to shares during 2014, 2013 and 2012 was as follows:

	SHARES As of December 31,
	2014	2013	2012

Issued as of January 1	188,446,126,794	188,446,126,794	188,446,126,794
Issuance of paid shares	-	-	-
Issuance of outstanding shares	-	-	-
Stock options exercised	-	-	-
Issued as of December 31,	188,446,126,794	188,446,126,794	188,446,126,794

As of December 31, 2014 and 2013 the Bank does not have any of its own shares in treasury, nor do any of the consolidated companies.

In December 2013, the Bank received 26,241,318 of its own shares in lieu of payment. The value of the shares was 757,586,851 pesos (28.87 pesos per share). Those shares were sold in the stock market during the same month, generating a price difference of Ch$29 million, which was recorded within Equity, as a reserve increase.

As of December 31, 2014 the shareholder composition was as follows:

Corporate Name or Shareholder's Name	Shares	ADRs (*)	Total	% of equity holding

Santander Chile Holding S.A.	66,822,519,695	-	66,822,519,695	35.46
Teatinos Siglo XXI Inversiones Limitada	59,770,481,573	-	59,770,481,573	31.72
J.P. Morgan Chase Bank	-	31,370,004,471	31,370,004,471	16.65
Banks on behalf of third parties	10,949,884,423	-	10,949,884,423	5.81
Pension funds (AFP) on behalf of third parties	10,082,508,540	-	10,082,508,540	5.35
Other minority holders	9,450,728,092	-	9,450,728,092	5.01
Total	157,076,122,323	31,370,004,471	188,446,126,794	100.00
(*)	American Depository Receipts (ADR) are certificates issued by a U.S. commercial bank to be traded on the U.S. securities markets.

As of December 31, 2013 the shareholder composition was as follows:

Corporate Name or Shareholder's Name	Shares	ADRs (*)	Total	% of equity holding

Santander Chile Holding S.A.	66,822,519,695	-	66,822,519,695	35.46
Teatinos Siglo XXI Inversiones Limitada	59,770,481,573	-	59,770,481,573	31.72
J.P. Morgan Chase Bank	-	30,087,328,471	30,087,328,471	15.97
Banks on behalf of third parties	11,590,917,506	-	11,590,917,506	6.15
Pension funds (AFP) on behalf of third parties	10,533,224,876	-	10,533,224,876	5.58
Other minority holders	9,641,654,673	-	9,641,654,673	5.12
Total	158,358,798,323	30,087,328,471	188,446,126,794	100.00
(*)	American Depository Receipts (ADR) are certificates issued by a U.S. commercial bank to be traded on the U.S. securities markets.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 23
EQUITY, continued

As of December 31, 2012 the shareholder composition was as follows:

Corporate Name or Shareholder's Name	Shares	ADRs (*)	Total	% of equity holding

Teatinos Siglo XXI Inversiones Limitada	59,770,481,573	-	59,770,481,573	31.72
Santander Chile Holding S.A.	66,822,519,695	-	66,822,519,695	35.46
J.P. Morgan Chase Bank	-	35,111,060,871	35,111,060,871	18.63
BNP Paribas Arbitrage	173,328,889	-	173,328,889	0.09
MBI Arbitrage Fondo de Inversion	495,766,248	-	495,766,248	0.26
Banks and stock brokers on behalf of third parties	12,473,837,817	-	12,473,837,817	6.62
Pension funds (AFP) on behalf of third parties	6,346,809,483	-	6,346,809,483	3.37
Other minority holders	3,839,358,209	3,412,964,009	7,252,322,218	3.85
Total	149,922,101,914	38,524,024,880	188,446,126,794	100.00

(*)	American Depository Receipts (ADR) are certificates issued by a U.S. commercial bank to be traded on the U.S. securities markets.

b)	Reserves

In April 2014, due to the Shareholders’ Meeting, the Bank agreed to capitalized 40% of retained earnings from 2013 as reserves; which equals Ch$ 176,770 million (Ch$ 155,502 million in 2013).

c)	Dividends

The distribution of dividends is detailed in the chart of the Consolidated Statements of Changes in Equity.

d)	As of December 31, diluted earnings and basic earnings were as follows:

	As of December 31,
	2014	2013	2012
	MCh$	MCh$	MCh$

a) Basic earnings per share
Total attributable to Equity holders of the Bank	569,910	442,294	356,808
Weighted average number of outstanding shares	188,446,126,794	188,446,126,794	188,446,126,794
Basic earnings per share (in Ch$)	3.024	2.347	1.893

b) Diluted earnings per share	569,910	442,294	356,808
Total attributable to Equity holders of the Bank	188,446,126,794	188,446,126,794	188,446,126,794
Weighted average number of outstanding shares	-	-	-
Adjusted number of shares	188,446,126,794	188,446,126,794	188,446,126,794
Diluted earnings per share (in Ch$)	3.024	2.347	1.893

As of December 31, 2014 and 2013 the Bank does not own instruments with dilutive effects.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 23
EQUITY, continued

d)	Other comprehensive income from available for sale investments and cash flow hedges:

	For the years ended December 31,
	2014	2013	2012
	MCh$	MCh$	MCh$

Available for sale investments
As of January 1,	840	(10,017)	3,043
Gain (losses) on the re-measurement of available for sale investments, before tax	14,829	2,629	(15,131)
Reclassification from other comprehensive income to income for the year	6,015	8,228	2,071
Subtotals	20,844	10,857	(13,060)
Total	21,684	840	(10,017)

Cash flow hedges
As of January 1,	(8,257)	5,315	394
Gains (losses) on the re-measurement of cash flow hedges, before tax	18,552	(15,089)	4,326
Reclassification adjustments on cash flow hedges, before tax	430	1,517	595
Amounts removed from equity and included in carrying amount of non-financial asset (liability) which acquisition or incurrence was hedged as a highly probable transaction	-	-	-
Subtotals	18,982	(13,572)	4,921
Total	10,725	(8,257)	5,315

Other comprehensive income, before taxes	32,409	(7,417)	(4,702)

Income tax related to other comprehensive income components
Income tax relating to available for sale investments	(4,554)	(168)	2,003
Income tax relating to cash flow hedges	(2,252)	1,651	(1,063)
Total	(6,806)	1,483	940

Other comprehensive income, net of tax	25,603	(5,934)	(3,762)
Attributable to:
Equity holders of the Bank	25,600	(5,964)	(3,781)
Non-controlling interest	3	30	19

The Bank expects that the results included in "Other comprehensive income" will be reclassified to profit or loss when the specific conditions have been met.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 24
NON-CONTROLLING INTEREST

a)	The non-controlling interest included in the equity and the income from the subsidiaries is summarized as follows:

				Other comprehensive income
As of December 31, 2014	Non-controlling	Equity	Income	Available for sale investments	Deferred tax	Total other comprehensive income	Comprehensive income
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Subsidiaries:
Santander Agente de Valores Limitada	0.97	558	87	-	-	-	87
Santander S.A. Sociedad Securitizadora	0.36	2	-	-	-	-	-
Santander S.A. Corredores de Bolsa	49.00	20,928	1,239	(34)	7	(27)	1,212
Santander Corredora de Seguros Limitada	0.25	154	(4)	-	-	-	(4)
Subtotal		21,642	1,322	(34)	7	(27)	1,295

Entities controlled through other considerations:
Bansa Santander S.A.	100.00	5,671	2,236	-	-	-	2,236
Santander Gestión de Recaudación y Cobranzas Limitada (1)	100.00	1,037	1,531	-	-	-	1,531
Multinegocios S.A.	100.00	730	253	-	-	-	253
Servicios Administrativos y Financieros Limitada.	100.00	2,001	315	-	-	-	315
Servicios de Cobranzas Fiscalex Limitada (1)	-	-	-	-	-	-	-
Multiservicios de Negocios Limitada.	100.00	2,002	323	-	-	-	323
Subtotal		11,441	4,658	-	-	-	4,658

Total		33,083	5,980	(34)	7	(27)	5,953

(1)	On August 01, 2014 the company Servicios de Cobranza Fiscalex Limitada was acquired by Santander Gestión de Recaudación y Cobranza Limitada.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 24
NON-CONTROLLING INTEREST, continued

				Other comprehensive income
As of December 31, 2013	Non-controlling	Equity	Income	Available for sale investments	Deferred tax	Total other comprehensive income	Comprehensive income
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Subsidiaries:
Santander Agente de Valores Limitada	0.97	471	87	3	(1)	2	89
Santander S.A. Sociedad Securitizadora	0.36	2	-	-	-	-	-
Santander S.A. Corredores de Bolsa (1)	49.00	19,698	1,656	11	(2)	9	1,665
Santander Asset Management S.A. Administradora General de Fondos (2)	0.02	-	9	-	-	-	9
Santander Corredora de Seguros Limitada	0.25	149	1	-	-	-	1
Subtotals		20,320	1,753	14	(3)	11	1,764

Entities controlled through other considerations:
Bansa Santander S.A.	100.00	3,435	1,307	-	-	-	1,307
Santander Gestión de Recaudación y Cobranzas Limitada	100.00	275	(2,230)	-	-	-	(2,230)
Multinegocios S.A.	100.00	477	234	-	-	-	234
Servicios Administrativos y Financieros Limitada.	100.00	1,686	276	-	-	-	276
Servicios de Cobranzas Fiscalex Limitada	100.00	632	416	-	-	-	416
Multiservicios de Negocios Limitada.	100.00	1,679	379	-	-	-	379
Subtotals		8,184	382	-	-	-	382

Total		28,504	2,135	14	(3)	11	2,146

(1)
In June 2013, Santander S.A. Corredores de Bolsa, distributed total accumulated income from previous years, decreasing equity. The amount of dividends distributed to non-controlling interest was Ch$7,590 million.

(2)	This subsidiary was sold in December 2013. This note presents the effect of the consolidation of the subsidiary until November 2013.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 24
NON-CONTROLLING INTEREST, continued

				Other comprehensive income
As of December 31, 2012	Non-controlling	Equity	Income	Available for sale investments	Deferred tax	Total other comprehensive income	Comprehensive income
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Subsidiaries:
Santander Agente de Valores Limitada	0.97	656	84	1	-	1	85
Santander S.A. Sociedad Securitizadora	0.36	3	-	-	-	-	-
Santander S.A. Corredores de Bolsa	49.00	25,646	2,423	57	(12)	45	2,468
Santander Asset Management S.A. Administradora General de Fondos	0.02	10	4	-	-	-	4
Santander Corredora de Seguros Limitada	0.25	148	4	-	-	-	4
Subtotals		26,463	2,515	58	(12)	46	2,561

Entities controlled through other considerations:
Bansa Santander S.A.	100.00	2,127	1,098	-	-	-	1,098
Santander Gestión de Recaudación y Cobranzas Limitada	100.00	2,505	171	-	-	-	171
Multinegocios S.A.	100.00	244	93	-	-	-	93
Servicios Administrativos y Financieros Limitada.	100.00	1,411	328	-	-	-	328
Servicios de Cobranzas Fiscalex Limitada	100.00	216	64	-	-	-	64
Multiservicios de Negocios Limitada.	100.00	1,299	356	-	-	-	356
Subtotals		7,802	2,110	-	-	-	2,110

Total		34,265	4,625	58	(12)	46	4,671

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 24
NON-CONTROLLING INTERESTS, continued

b)
The overview of the financial information of the subsidiaries included in the consolidation of the Bank that possess non-controlling interests is as follows, which does not include consolidation or conforming accounting policy  adjustments:

	As of December 31,
	2014				2013				2012
				Net income				Net income				Net
	Assets	Liabilities	Capital		Assets	Liabilities	Capital		Assets	Liabilities	Capital	income
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Santander Corredora de Seguros Limitada	70,602	9,068	63,078	(1,544)	67,956	8,484	59,012	460	69,863	10,520	57,795	1,548
Santander S.A. Corredores de Bolsa	74,408	31,790	40,171	2,447	110,917	70,799	36,735	3,383	138,147	85,921	47,193	5,033
Santander Asset Management S.A. Administradora General de Fondos (1)	-	-	-	-	-	-	-	-	58,186	8,981	27,262	21,943
Santander Agente de Valores Limitada	339,787	282,233	48,556	8,998	194,812	146,255	39,581	8,976	215,126	147,545	58,900	8,681
Santander S.A. Sociedad Securitizadora	622	61	640	(79)	725	74	764	(113)	849	87	836	(74)
Santander Gestión de Recaudación y Cobranzas Ltda. (2)	4,917	3,880	458	579	4,978	4,703	2,505	(2,230)	6,313	3,808	2,334	171
Multinegocios S.A. (management of sales force)	1,959	1,229	477	253	1,441	963	244	234	2,020	1,777	150	93
Servicios Administrativos y Financieros Limitada (management of sales force).	2,956	955	1,686	315	2,412	725	1,411	276	2,748	1,337	1,083	328
Servicio de Cobranza Fixcalex Ltda. (2)	-	-	-	-	4,008	3,376	216	416	3,500	3,284	152	64
Multiservicios de Negocios Limitada (call center).	3,401	1,399	1,679	323	3,049	1,371	1,299	379	3,483	2,183	944	356
Bansa Santander S.A.	31,062	25,391	3,435	2,236	28,490	25,055	2,128	1,307	28,938	26,810	1,029	1,099
Total	529,714	356,006	160,180	13,528	418,788	261,805	143,895	13,088	529,173	292,253	197,678	39,242

(1)	Santander Assets Management S.A. Administradora General de Fondos was sold in December 2013.

(2)	On August 01, 2014 the company Servicios de Cobranza Fiscalex Limitada was acquired by Santander Gestión de Recaudación y Cobranza Limitada.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 25
INTEREST INCOME AND INFLATION- INDEXATION ADJUSTMENTS

This item refers to interest earned in the period from the financial assets whose return, whether implicitly or explicitly, is determined by applying the effective interest rate method, regardless of the value at fair value, as well as the reclassifications as a consequence of hedge accounting.

a)	For the years ended December 31, 2014, 2013 and 2012 the composition of income from interest and inflation-indexing adjustments, not including income from hedge accounting, is as follows:

	For the years ended December 31,
	2014				2013				2012
	Interest	Inflation adjustments	Prepaid fees	Total	Interest	Inflation adjustments	Prepaid fees	Total	Interest	Inflation adjustments	Prepaid fees	Total
Items	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Resale agreements	1,223	-	-	1,223	2,254	-	-	2,254	4,796	(10)	-	4,786
Interbank loans	139	-	-	139	195	-	-	195	790	-	-	790
Commercial loans	706,190	208,427	7,883	922,500	728,597	72,570	4,980	806,147	698,925	78,762	4,924	782,611
Mortgage loans	245,980	328,212	18,230	592,422	232,860	108,702	13,234	354,796	227,994	123,297	11,401	362,692
Consumer loans	603,804	5,108	3,205	612,117	611,936	2,184	3,030	617,150	613,543	2,804	2,797	619,144
Investment instruments	61,774	25,461	-	87,235	77,240	7,815	-	85,055	95,732	2,011	-	97,743
Other interest income	10,584	3,218	-	13,802	5,282	(1,063)	-	4,219	19,880	3,037	-	22,917

Interest income less income from hedge accounting	1,629,694	570,426	29,318	2,229,438	1,658,364	190,208	21,244	1,869,816	1,661,660	209,901	19,122	1,890,683

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 25
INTEREST INCOME AND INFLATION- INDEXATION ADJUSTMENTS, continued

b)	For the years ended December 31, 2014, 2013 and 2012, the composition of expense from interest and inflation-indexing adjustments, excluding expense from hedge accounting is as follows:

	For the years ended December 31,
	2014			2013			2012
	Interest	Inflation adjustments	Total	Interest	Inflation adjustments	Total	Interest	Inflation adjustments	Total
Items	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Demand deposits	(6,189)	(1,909)	(8,098)	(5,225)	(588)	(5,813)	(3,601)	(535)	(4,136)
Repurchase agreements	(7,052)	-	(7,052)	(12,092)	-	(12,092)	(10,707)	9	(10,698)
Time deposits and liabilities	(334,841)	(74,384)	(409,225)	(426,812)	(22,787)	(449,599)	(456,348)	(45,743)	(502,091)
Interbank loans	(19,015)	(9)	(19,024)	(21,233)	(5)	(21,238)	(26,182)	(14)	(26,196)
Issued debt instruments	(175,886)	(137,460)	(313,346)	(171,659)	(53,952)	(225,611)	(172,138)	(64,006)	(236,144)
Other financial liabilities	(3,131)	(1,729)	(4,860)	(4,712)	(661)	(5,373)	(4,884)	(881)	(5,765)
Other interest expense	(2,636)	(17,839)	(20,475)	(2,340)	(3,749)	(6,089)	(2,366)	(3,435)	(5,801)

Interest expense less expenses from hedge accounting	(548,750)	(233,330)	(782,080)	(644,073)	(81,742)	(725,815)	(676,226)	(114,605)	(790,831)

c)	For the years ended December 31, 2014, 2013 and 2012, the overview of interests and inflation-indexing adjustments is as follows:

	For the years ended December 31,
	2014	2013	2012
Items	MCh$	MCh$	MCh$

Interest income less income from hedge accounting	2,229,438	1,869,816	1,890,683
Interest expense less expense from hedge accounting	(782,080)	(725,815)	(790,831)

Net Interest income less income from hedge accounting	1,447,358	1,144,001	1,099,852

Income from hedge accounting (net)	(130,254)	(67,239)	(57,118)

Total net interest income	1,317,104	1,076,762	1,042,734

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 26
FEES AND COMMISSIONS

This item includes the amount of fees earned and paid during the year, except for those which are an integral part of the financial instrument’s effective interest rate:

	For the years ended December 31,
	2014	2013	2012
	MCh$	MCh$	MCh$

Fee and commission income
Fees and commissions for lines of credits and overdrafts	7,015	7,025	9,296
Fees and commissions for guarantees and letters of credit	32,403	30,131	28,523
Fees and commissions for card services	147,256	127,101	127,437
Fees and commissions for management of accounts	29,031	28,044	28,755
Fees and commissions for collections and payments	35,355	45,190	56,472
Fees and commissions for intermediation and management of securities	9,286	10,482	11,272
Fees and commissions for investments in mutual funds or others (*)	-	31,154	33,414
Insurance brokerage fees	34,695	32,253	32,499
Office banking	17,602	15,165	13,507
Other fees earned	54,086	19,575	19,252
Total	366,729	346,120	360,427

(*)	Due to the sale of Santander Asset Management S.A. Administradora General de Fondos, the Bank does not have any fees and commissions on investments in mutual funds recorded.

	For the years ended December 31,
	2014	2013	2012
	MCh$	MCh$	MCh$

Fee and commission expense
Compensation for card operation	(104,095)	(87,776)	(73,503)
Fees and commissions for securities transactions	(979)	(4,287)	(1,687)
Office banking and other fees	(34,372)	(24,221)	(14,665)
Total	(139,446)	(116,284)	(89,855)

Net fees and commissions income	227,283	229,836	270,572

The fees earned in transactions with letters of credit are presented in the Consolidated Statements of Income in the line item “Interest income”.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 27
PROFIT AND LOSS FROM FINANCIAL OPERATIONS

For the years ended December 31, 2014, 2013 and 2012, the detail of income from financial operations is as follows:

	For the years ended December 31,
	2014	2013	2012
	MCh$	MCh$	MCh$

Profit and loss from financial operations
Trading derivatives	(224,015)	(68,201)	(104,344)
Trading investments	45,952	29,985	36,338
Sale of loans and accounts receivables from customers
Current portfolio	1,261	1,677	2,745
Charged-off portfolio	4,809	1,500	2,090
Available for sale investments	6,934	10,258	(1,764)
Repurchase of issued bonds	5,198	4,502	760
Other profit and loss from financial operations	214	(10)	96
Total	(159,647)	(20,289)	(64,079)

NOTE 28
NET FOREIGN EXCHANGE GAIN (LOSS)

Net foreign exchange income includes the income earned from foreign currency trading, differences arising from converting monetary items in a foreign currency to the functional currency, and those generated by non-monetary assets in a foreign currency at the time of their sale.

For the years ended December 31, 2014, 2013 and 2012, net foreign exchange income is as follows:

	For the years ended December 31,
	2014	2013	2012
	MCh$	MCh$	MCh$

Net foreign exchange gain (loss)
Net profit (loss) from currency exchange differences	(370,282)	(242,841)	270,990
Hedging derivatives	621,767	379,910	(120,610)
Income from inflation-indexed assets in foreign currency	22,404	8,600	(5,574)
Income from inflation-indexed liabilities in foreign currency	(1,677)	(943)	1,572
Total	272,212	144,726	146,378

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 29
PROVISIONS FOR LOAN LOSSES

a)	For the years ended December 31, 2014, 2013 and 2012 activity within income for provisions for loan losses is a follows:

		Loans and accounts receivable from customers						Total
For the year ended December 31, 2014	Interbank loans	Commercial loans		Mortgage loans	Consumer loans	Contingent loans
	Individual	Individual	Group	Group	Group	Individual	Group
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Charged-off individually significant loans	-	(10,811)	-	-	-	-		(10,811)
Provisions established	(60)	(52,240)	(174,244)	(24,907)	(218,941)	(8,305)	(3,641)	(482,338)
Total provisions and charge-offs	(60)	(63,051)	(174,244)	(24,907)	(218,941)	(8,305)	(3,641)	(493,149)
Provisions released	554	15,903	7,127	6,561	38,275	4,431	6,418	79,269
Recovery of loans previously charged off	-	5,302	11,645	5,122	36,908	-	-	58,977
Net charge to income	494	(41,846)	(155,472)	(13,224)	(143,758)	(3,874)	2,777	(354,903)

		Loans and accounts receivable from customers						Total
For the year ended December 31, 2013	Interbank loans Individual	Commercial loans		Mortgage loans	Consumer loans	Contingent loans
		Individual	Group	Group	Group	Individual	Group
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Charged-off individually significant loans	-	(8,071)	-	-	-	-	-	(8,071)
Provisions established	(455)	(92,008)	(98,715)	(42,487)	(258,446)	(7,402)	(3,109)	(502,622)
Total provisions and charge-offs	(455)	(100,079)	(98,715)	(42,487)	(258,446)	(7,402)	(3,109)	(510,693)
Provisions released	119	22,014	11,151	9,216	35,482	2,128	3,837	83,947
Recovery of loans previously charged off	-	4,572	9,973	4,735	36,004	-	-	55,284
Net charge to income	(336)	(73,493)	(77,591)	(28,536)	(186,960)	(5,274)	728	(371,462)

		Loans and accounts receivable from customers						Total
For the year ended December 31, 2012	Interbank loans Individual	Commercial loans		Mortgage loans	Consumer loans	Contingent loans
		Individual	Group	Group	Group	Individual	Group
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Charged-off individually significant loans	-	(5,470)	-	-	-	-	-	(5,470)
Provisions established	(548)	(83,742)	(83,181)	(25,314)	(318,565)	(5,036)	(4,634)	(521,020)
Total provisions and charge-offs	(548)	(89,212)	(83,181)	(25,314)	(318,565)	(5,036)	(4,634)	(526,490)
Provisions released	400	20,716	16,624	7,449	38,471	2,017	4,106	89,783
Recovery of loans previously charged off	-	1,991	6,704	2,305	22,015	-	-	33,015
Net charge to income	148	(66,505)	(59,853)	(15,560)	(258,079)	(3,019)	(528)	(403,692)

b)	The detail of Charge-off of individually significant loans, is as follows:

	For the years ended December 31,
	2014	2013	2012
	MCh$	MCh$	MCh$

Charge-off of loans	37,673	26,390	26,481
Provision applied	(26,862)	(18,319)	(21,011)
Net charge offs of individually significant loans	10,811	8,071	5,470

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 30
PERSONNEL SALARIES AND EXPENSES

For the years ended December 31, 2014 and 2013, the composition of personnel salaries and expenses is as follows:

	For the years ended December 31,
	2014	2013	2012
	MCh$	MCh$	MCh$
Personnel compensation	213,364	197,695	188,563
Bonuses or gratifications	77,145	67,805	66,666
Stock-based benefits	329	684	1,747
Seniority compensation:	10,551	8,828	8,966
Pension plans	1,395	(311)	58
Training expenses	2,477	2,366	2,423
Day care and kindergarten	2,485	2,542	2,487
Health funds	4,082	3,493	3,571
Welfare funds	533	76	397
Other personnel expenses	26,527	25,166	25,026
Total	338,888	308,344	299,904

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 31
ADMINISTRATIVE EXPENSES

For the years ended December 31, 2014, 2013 and 2012, the composition of the item is as follows:

	For the years ended December 31,
	2014	2013	2012
	MCh$	MCh$	MCh$
General administrative expenses	125,271	116,685	113,804
Maintenance and repair of property, plant and equipment	17,498	15,368	14,290
Office lease	28,348	26,105	24,369
Equipment lease	94	106	367
Insurance payments	3,302	2,989	2,420
Office supplies	4,567	4,579	5,796
IT and communication expenses	29,379	29,144	24,873
Heating, and other utilities	4,131	3,871	4,086
Security and valuables transport services	17,089	15,879	11,929
Representation and personnel travel expenses	4,173	5,255	5,101
Judicial and notarial expenses	2,192	1,619	8,609
Fees for technical reports and auditing	6,891	6,400	7,396
Other general administrative expenses	7,607	5,370	4,568
Outsourced services	51,504	44,411	41,127
Data processing	32,253	26,489	26,581
Products sale	1,502	1,820	1,686
Archive services	3,305	1,728	795
Valuation services	2,119	2,265	1,957
Outsourcing	5,608	9,489	8,253
Other	6,717	2,620	1,855
Board expenses	1,314	1,154	1,073
Marketing expenses	16,419	15,800	16,899
Taxes, payroll taxes, and contributions	10,641	10,141	10,476
Real estate taxes	1,415	1,201	1,615
Patents	1,525	1,843	1,961
Other taxes	15	4	15
Contributions to SBIF	7,686	7,093	6,885
Total	205,149	188,191	183,379

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 32
DEPRECIATION, AMORTIZATION, AND IMPAIRMENT

Depreciation, amortization and impairment charges for the years ended December 31, 2014, 2013 and 2012, are detailed below:

	For the years ended December 31,
	2014	2013	2012
	MCh$	MCh$	MCh$

Depreciation and amortization
Depreciation of property, plant, and equipment	(27,571)	(22,452)	(21,195)
Amortizations of Intangible assets(*)	(16,601)	(38,622)	(35,174)
Total depreciation and amortization	(44,172)	(61,074)	(56,369)
Impairment of property, plant, and equipment	(108)	(244)	(90)
Impairment of intangibles (*)	(36,556)	-	-
Total	(80,836)	(61,318)	(56,459)

As of December 31, 2014, the costs for Property, plant, and equipment impairment totaled Ch$108 million, mainly due to damages to ATMs (Ch$ 244 million and Ch$ 90 million as of December 31, 2013 and 2012, respectively).

(*) The Bank, in its strategic objectives, initiated a plan to transform its business and operating model with a focus on the client. Therefore, there have arisen a number of new requirements for the Bank to adapt to changing customer demands and establish new ways to interact with them. This change in strategy resulted in a number of applications that are in use or in development that needed to be tested for impairment. Following the testing, in accordance with IAS 36 the Bank has recognized an impairment of Ch$ 36,556 million.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 33
OTHER OPERATING INCOME AND EXPENSES

a)	Other operating income is comprised of the following components:

	For the years ended December 31,
	2014	2013	2012
	MCh$	MCh$	MCh$

Income from assets received in lieu of payment
Income from sale of assets received in lieu of payment	2,811	6,571	2,654
Recovery of charge-offs and income from assets received in lieu of payment	-	-	-
Subtotal	2,811	6,571	2,654
Income from sale of investments in other companies
Gain on sale of investments in other companies	-	78,122	599
Subtotal	-	78,122	599
Other income
Leases	805	328	142
Income from sale of property, plant and equipment	687	176	9,194
Recovery of provisions for contingencies	315	77	-
Compensation from insurance companies due to damages	661	725	262
Other	1,266	2,156	254
Subtotal	3,734	3,462	9,852

Total	6,545	88,155	13,105

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 33
OTHER OPERATING INCOME AND EXPENSES continued

b)	Other operating expenses are detailed as follows:

	For the years ended December 31,
	2014	2013	2012
	MCh$	MCh$	MCh$
Allowances and expenses for assets received in lieu of payment
Provision on assets received in lieu of payment	1,577	2,363	7,546
Expenses for maintenance of assets received in lieu of payment	2,489	2,461	2,630
Subtotal	4,066	4,824	10,176

Credit card expenses	2,638	2,157	6,362

Customer services	9,940	10,954	8,674

Other expenses
Operating charge-offs	6,153	8,222	8,366
Life insurance and general product insurance policies	8,919	7,348	7,211
Additional tax on expenses paid overseas	3,055	2,862	3,283
Provisions for contingencies	13,080	5,805	7,964
Expense for adopting chip technology on cards	2,400	2,283	-
Other	8,695	7,883	7,601
Subtotal	42,302	34,403	34,425

Total	58,946	52,338	59,637

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 34
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

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 34
TRANSACTIONS WITH RELATED PARTIES, continued

a)	Loans to related parties:

Below are loans and receivables as well as contingent loans that correspond to related entities:

	As of December 31,
	2014				2013				2012
	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Loans and accounts receivables:
Commercial loans	51,647	9,614	4,348	8,743	47,305	618	4,022	51,141	46,790	668	2,910	57,723
Mortgage loans	-	-	19,941	-	-	-	15,561	-	-	-	15,089	-
Consumer loans	-	-	2,798	-	-	-	2,061	-	-	-	1,513	-
Loans and accounts receivables:	51,647	9,614	27,087	8,743	47,305	618	21,644	51,141	46,790	668	19,512	57,723

Allowance for loan losses	(139)	(10)	(46)	(18)	(238)	(3)	(44)	(6)	(329)	(3)	(39)	(9)
Net loans	51,508	9,604	27,041	8,725	47,067	615	21,600	51,135	46,461	665	19,473	57,714

Guarantees	409,339	-	23,896	1,289	124,420	-	19,237	2,326	9	-	17,909	1,349

Contingent loans:
Personal guarantees	-	-	-		-	-	-	-	-	-	-	-
Letters of credit	16,000	-	-	11	30,714	-	-	-	25,697	-	-	-
Guarantees	432,802	-	-	762	172,274	-	-	9,989	34,897	-	-	1,443
Contingent loans:	448,802	-	-	773	202,988	-	-	9,989	60,594	-	-	1,443

Allowance for contingent loans	(12)	-	-	-	(22)	-	-	(4)	(15)	-	-	(2)

Net contingent loans	448,790	-	-	773	202,966	-	-	9,985	60,579	-	-	1,441

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 34
TRANSACTIONS WITH RELATED PARTIES, continued

Loan activity to related parties during 2014, 2013 and 2012 is shown below:

	As of December 31,
	2014				2013				2012
	Companies of the Group	Associated companies	Key Personnel	Other	Companies of the Group	Associated companies	Key Personnel	Other	Companies of the Group	Associated companies	Key Personnel	Other

	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Opening balances as of January 1,	250,293	618	21,644	61,130	107,384	668	19,512	59,166	52,673	663	19,698	63,081
Loans granted	338,784	9,108	11,651	17,585	161,763	377	7,313	14,858	78,586	21	6,132	10,927
Loans payments	(88,628)	(112)	(6,208)	(69,199)	(18,854)	(427)	(5,181)	(12,894)	(23,875)	(16)	(6,318)	(14,842)

Total	500,449	9,614	27,087	9,516	250,293	618	21,644	61,130	107,384	668	19,512	59,166

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 34
TRANSACTIONS WITH RELATED PARTIES, continued

b)	Assets and liabilities with related parties

	As of December 31,
	2014				2013				2012
	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Assets
Cash and deposits in banks	193,377	-	-	-	5,306	-	-	-	5,357	-	-	-
Trading investments	-	-	-	-	-	-	-	-	-	-	-	-
Obligations under repurchase agreements Loans	-	-	-	-	-	-	-	-	-	-	-	-
Financial derivative contracts	995,468	-	-	-	557,026	-	-	-	526,734	-	-	-
Available for sale investments	-	-	-	-	-	-	-	-	-	-	-	-
Other assets	2,776	-	-	-	2,460	-	-	-	4,339	-	-	-

Liabilities
Deposits and other demand liabilities	5,061	1,168	2,403	4,602	58,030	10,406	2,783	23,300	65,386	2,563	2,286	17,211
Obligations under repurchase agreements Loans	47,010	-	-	-	59,703	-	-	-	92,862	-	-	-
Time deposits and other time liabilities	269,381	2,320	81,079	81,079	54,212	299	3,774	156,977	97,449	373	2,842	39,193
Financial derivative contracts	1,395,507	-	-	-	537,162	-	-	-	387,903	-	-	-
Issued debt instruments	336,323	-	-	-	96,872	-	-	-	67,368	-	-	-
Other financial liabilities	846	-	-	-	3,912	-	-	-	103,207	-	-	-
Other liabilities	771	-	-	-	462	-	-	-	1,241	-	-	-

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 34
TRANSACTIONS WITH RELATED PARTIES, continued

c)	Income (expenses) recorded due to transactions with related parties

	For the years ended December 31,
	2014				2013				2012
	Companies of the Group	Associated Companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated Companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Income (expense) recorded
Interest income and inflation-indexation adjustments	(11,130)	25	1,963	(2,509)	(8,812)	50	1,065	(1,082)	(11,660)	54	948	(2,819)
Fee and commission income and expenses	30,591	84	230	167	-	75	120	3,615	(1,191)	59	114	214
Net profit (loss) from financial operations and net foreign exchange gain (loss) (*)	(315,918)	-	20	(10,051)	(8,690)	-	(4)	(1,534)	241,424	-	(1)	107
Other operating income and expenses	1,158	-	-	-	955	-	-	-	643	-	-	-
Income from sale of investments in other companies (**)	-	-	-	-	78,122	-	-	-	-	-	-	-
Key personnel compensation and expenses	-	-	(31,361)	-	-	-	(31,652)	-	-	-	(30,999)	-
Administrative and other expenses	(30,342)	(33,961)	-	-	(28,371)	(30,758)	-	-	(23,121)	(20,461)	-	-

Total	(325,641)	(33,852)	(29,148)	(12,393)	33,204	(30,633)	(30,471)	999	206,095	(20,348)	(29,938)	(2,498)

(*)	Primarily relates to derivative contracts used to financially cover exchange risk of assets and liabilities that cover positions of the Bank and its subsidiaries.
(**)	Corresponds to the profit from the sale of the subsidiary Santander Asset Management S.A. Administradora General de Fondos.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 34
TRANSACTIONS WITH RELATED PARTIES, continued

d)	Payments to Board members and key management personnel

The compensation received by key management personnel, including Board members and all the executives holding manager positions shown in the “Personnel salaries and expenses” and/or “Administrative expenses” items of the Consolidated Statements of Income, corresponds to the following categories:

	For the years ended December 31,
	2014	2013	2012
	MCh$	MCh$	MCh$

Personnel compensation	17,410	16,954	16,880
Board members’ salaries and expenses	1,235	1,083	1,034
Bonuses or gratifications	12,358	11,267	10,255
Compensation in stock	310	684	1,508
Training expenses	78	55	138
Seniority compensation	234	1,064	12
Health funds	288	290	289
Other personnel expenses	504	566	431
Pension plans (*)	1,395	(311)	452
Total	33,812	31,652	30,999
(*) Some of the executives that qualified for this benefit left the Group for different reasons, without complying with the requirements to use the benefit, therefore the obligation amount decreased, which generated  the reversal of provisions.

e)	Composition of key personnel

As of December 31, 2014, 2013 and 2012, the composition of the Bank’s key personnel is as follows:

	No. of executives
Position	As of December 31,
	2014	2013	2012

Director	13	12	13
Division manager	18	16	19
Department manager	90	80	85
Manager	54	60	63

Total key personnel	175	168	180

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 35
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

For this purpose, the Bank will match the voluntary contributions made by the beneficiaries for their future pensions with an equivalent contribution. The executives will be entitled to receive this benefit only when they fulfill the following conditions:

a.	Aimed at the Bank’s management.
b.	The general requisite to apply for this benefit is that the employee must be carrying out his/her duties when turning 60 years old.
c.	The Bank will create a pension fund, with life insurance, for each beneficiary in the plan. Periodic contributions into this fund are made by the manager and matched by the Bank.
d.	The Bank will be responsible for granting the benefits directly.

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

Plan Assets owned by the Bank at the end of 2014 totaled Ch$6,495 million (Ch$5,171 million in 2013).

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

Actuarial hypothesis assumptions:

Actuarial assumptions with respect to demographic and financial variables are non-biased and mutually compatible with each other.  The most significant actuarial hypotheses considered in the calculations were:

	Plans post-employment	Plans post-employment
	2014	2013

Mortality chart	RV-2009	RV-2009
Termination of contract rates	5.0%	5.0%
Impairment chart	PDT 1985	PDT 1985

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 35
PENSION PLANS, continued

Assets related to the pension fund contributed by the Bank into the Seguros Euroamérica insurance company with respect to defined benefit plans are presented as net of associated commitments.

Activity for post-employment benefits is as follows:

	As of December 31,
	2014	2013
	MCh$	MCh$
Plan assets	6,495	5,171
Commitments for defined-benefit plans
For active personnel	(4,639)	(3,888)
Incurred by inactive personnel	-	-
Minus:
Unrealized actuarial (gain) losses	-	-
Balances at year end	1,856	1,283

Year’s cash flow for post-employment benefits is as follows:

	For the years ended December 31,
	2014	2013	2012
	MCh$	MCh$	MCh$

a) Fair value of plan assets
Opening balance	5,171	5,584	5,508
Expected yield of insurance contracts	446	247	326
Employer contributions	878	(660)	(250)
Actuarial (gain) losses	-	-	-
Premiums paid	-	-	-
Benefits paid	-	-	-
Fair value of plan assets at year end	6,495	5,171	5,584
b) Present value of obligations
Present value of obligations opening balance	(3,244)	(3,594)	(3,143)
Net incorporation of Group companies	-	-	-
Service cost	(1,395)	(311)	(452)
Interest cost	-	-	-
Curtailment/settlement effect	-	-	-
Benefits paid	-	-	-
Past service cost	-	-	-
Actuarial (gain) losses	-	17	-
Other	-	-	-
Present value of obligations at year end	(4,639)	(3,888)	(3,595)
Net balance at year end	1,856	1,283	1,989

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 35
PENSION PLANS, continued

Plan expected profit:

	As of December 31,
	2014	2013	2012

Type of expected yield from the plan’s assets	UF + 2.50% annual	UF + 2.50% annual	UF + 2.50% annual
Type of yield expected from the reimbursement rights	UF + 2.50% annual	UF + 2.50% annual	UF + 2.50% annual

Plan associated expenses:

	For the years ended December 31,
	2014	2013	2012
	MCh$	MCh$	MCh$

Current period service expenses	1,395	311	452
Interest cost	-	-	-
Expected yield from plan’s assets	(446)	(247)	(326)
Expected yield of insurance contracts linked to the Plan:
Extraordinary allocations	-	-	-
Actuarial (gain)/ losses recorded in the period	-	(17)	-
Past service cost	-	-	-
Other	-	-	-
Total	949	47	126

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 36
FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The measurement of fair value assumes the sale transaction of an asset or the transference of the liability happens within the main asset or liability market, or the most advantageous market for the asset or liability.

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

These techniques  are significantly influenced by the assumptions used, including the discount rate, the estimates of future cash flows and prepayment expectations. Hence, the fair value estimated for an asset or liability may not coincide exactly with the price at which that asset or liability could be delivered or settled on the date of its valuation, and may not be justified in comparison with independent markets.

Except as detailed in the following table, the management consider that the carrying amounts of financial assets and financial liabilities recognised in the consolidated financial statements approximate their fair values.

Determination of fair value of financial instruments

Below is a comparison between the value at which the Bank’s financial assets and liabilities are recorded and their fair value as of December 31, 2014 and 2013:

	As of December 31,
	2014		2013
	Book value	Fair value	Book value	Fair value
	MCh$	MCh$	MCh$	MCh$

Assets
Trading investments	774,815	774,815	287,567	287,567
Financial derivative contracts	2,727,563	2,727,563	1,494,018	1,494,018
Loans and accounts receivable from customers and interbank loans, net	22,208,332	24,176,606	20,445,828	23,556,158
Available for sale investments	1,651,598	1,651,598	1,700,993	1,700,993
Guarantee deposits (margin accounts)	436,717	436,717	181,032	181,032

Liabilities
Deposits and interbank borrowings	18,126,038	18,470,479	16,978,412	16,921,614

Financial derivative contracts	2,561,384	2,561,384	1,291,785	1,291,785
Issued debt instruments and other financial liabilities	5,990,237	6,456,142	5,388,439	5,729,213
Guarantees received (margin accounts)	473,343	473,343	115,333	115,333

The fair value approximates the carrying amount of the following line items due to their short-turn nature: cash and deposits banks, cash items in process of collection and investments under resale or repurchase agreements.

In addition, the fair value estimates presented above do not attempt to estimate the value of the Bank’s profits generated by its business activity, nor its future activities, and accordingly, they do not represent the Bank’s value as a going concern.  Below is a detail of the methods used to estimate the financial instruments’ fair value.

a)	Trading investments and available for sale investment instruments

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

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 36
FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

b)	Loans and accounts receivable from customers and interbank loans

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

c)	Deposits

Disclosed fair value of deposits that do not bear interest and saving accounts is the amount payable at the reporting date and, therefore, equals the recorded amount. Fair value of time deposits is calculated through a discounted cash flow calculation that applies current interest rates from a monthly calendar of scheduled maturities in the market.

d)	Short and long term issued debt instruments

The fair value of these financial instruments is calculated by using a discounted cash flow analysis based on the current incremental lending rates for similar types of loans having similar maturities.

e)	Financial derivative contracts

The estimated fair value of financial derivative contracts is calculated using the prices quoted on the market for financial instruments having similar characteristics.

The fair value of interest rate swaps represents the estimated amount that the Bank determines as exit price in accordance with IFRS 13.

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

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 36
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

• Constant Maturity Swaps (CMS), FX and Inflation Forward (Fwd) , Cross Currency Swaps (CCS), Interest Rate Swap (IRS)	Present Value of Cash Flows Model
IRRs are provided by ICAP, GFI, Tradition, and Bloomberg according to this criterion:
With published market prices, a valuation curve is created by the bootstrapping method and is then used to value different derivative instruments.

•FX Options	Black-Scholes
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

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 36
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

The Bank does not believe that any change in unobservable inputs with respect to level 3 instruments would result in a significantly different fair value measurement.

The following table presents the assets and liabilities that are measured at fair value on a recurrent basis, as of December 31, 2014 and 2013:

	Fair value measurement
As of December 31,	2014	Level 1	Level 2	Level 3
	MCh$	MCh$	MCh$	MCh$

Assets
Trading investments	774,815	731,344	43,471	-
Available for sale investments	1,651,598	1,028,639	622,075	884
Derivatives	2,727,563	-	2,684,782	42,781
Guarantee deposits (margin accounts)	436,717	-	436,717	-
Total	5,590,693	1,759,983	3,787,045	43,665

Liabilities
Derivatives	2,561,384	-	2,561,384	-
Guarantees received (margin accounts)	473,343	-	473,343	-
Total	3,034,727	-	3,034,727	-

	Fair value measurement
As of December 31,	2013	Level 1	Level 2	Level 3
	MCh$	MCh$	MCh$	MCh$

Assets
Trading investments	287,567	275,296	12,271	-
Available for sale investments	1,700,993	654,945	1,045,210	838
Derivatives	1,494,018	-	1,442,752	51,266
Guarantee deposits (margin accounts)	181,032	-	181,032	-
Total	3,663,610	930,241	2,681,265	52,104

Liabilities
Derivatives	1,291,785	-	1,290,366	1,419
Guarantees received (margin accounts)	115,333	-	115,333	-
Total	1,407,118	-	1,405,699	1,419

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 36
FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

The following table presents assets or liabilities which are not measured at fair value in the statement of financial position but for which the fair value is disclosed, as of December 31, 2014 and 2013:

	Fair value measurement
As of December 31,	2014	Level 1	Level 2	Level 3
	MCh$	MCh$	MCh$	MCh$
Assets
Loans and accounts receivable from customers and interbank loans, net	24,176,606	-	24,176,606	-
Total	24,176,606	-	24,176,606	-
Liabilities
Deposits and interbank borrowings	18,470,479	-	18,470,479	-
Issued debt instruments and other financial liabilities	6,456,142	-	6,456,142	-
Total	24,926,621	-	24,926,621	-

	Fair value measurement
As of December 31,	2013	Level 1	Level 2	Level 3
	MCh$	MCh$	MCh$	MCh$

Assets
Loans and accounts receivable from customers and interbank loans, net	23,556,158	-	23,556,158	-
Total	23,556,158	-	23,556,158	-
Liabilities
Deposits and interbank borrowings	16,921,614	-	16,921,614	-
Issued debt instruments and other financial liabilities	5,729,213	-	5,729,213	-
Total	22,650,827	-	22,650,827	-

There were no transfer between levels 1 and 2 for the year ended December 31, 2014 and 2013.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 36
FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

The following table presents the Bank’s activity for assets and liabilities measured at fair value on a recurrent basis using unobserved significant entries (Level 3) as of December 31, 2014 and 2013:

	Assets	Liabilities
	MCh$	MCh$

As of January 1, 2014	52,104	(1,419)

Total realized and unrealized profits (losses)
Included in statement of income	(8,485)	1,419
Included in other comprehensive income	46	-
Purchases, issuances, and loans (net)	-	-

As of December 31, 2014	43,665	-

Total profits or losses included in comprehensive income for 2014 that are attributable to change in unrealized profit (losses) related to assets or liabilities as of December 31, 2013	(8,439)	1,419

	Assets	Liabilities
	MCh$	MCh$

As of January 1, 2013	63,149	(1,106)

Total realized and unrealized profits (losses)
Included in statement of income	(10,524)	(313)
Included in other comprehensive income	(521)	-
Purchases, issuances, and loans (net)	-	-

As of December 31, 2013	52,104	(1,419)

Total profits or losses included in comprehensive income for 2013 that are attributable to change in unrealized profit (losses) related to assets or liabilities as of December 31, 2012	(11,045)	(313)

The realized and unrealized profits (losses) included in comprehensive income for 2014 and 2013, in the assets and liabilities measured at fair value on a recurrent basis through unobservable market data (Level 3) are recorded in the Statement of Comprehensive Income in the associate line item.

The potential effect as of December 31, 2014 and 2013 on the valuation of assets and liabilities valued at fair value on a recurrent basis through unobservable significant entries (level 3), generated by changes in the principal assumptions if other reasonably possible assumptions that are less or more favorable were used, is not considered by the Bank to be significant.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 37
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

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 37
RISK MANAGEMENT, continued

-
identify risk concentrations and mitigation alternatives, monitor the macroeconomic and competitive environment, quantifying sensitivities and the foreseeable impact of different scenarios on risk positioning; and

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

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 37
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

In addition, the Bank holds a variety of instruments which imply credit risk, but are not reflected in the Consolidated Statement of Financial Position, such as: personal guarantees, documentary letters of credit, performance bonds, and commitments to grant loans.

Personal guarantees represent an irrevocable payment obligation. If a guaranteed customer fails to meet their obligations to third parties secured by the Bank, the Bank will make the relevant payments; hence, these transactions imply the same credit risk exposure as an ordinary loan.

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

In the case of loan commitments, the Bank is potentially exposed to losses for an amount equivalent to the unused amount of the commitment. However, the expected loss amount is lower than the commitment’s unused amount. The Bank controls the maturity term of credit lines since generally, long-term obligations have a larger credit risk than short-term ones.

Maximum credit risk exposure

For financial assets recognised in the Consolidated Statements of Financial Position, maximum credit risk exposure equals their carrying value.  For financial guarantees granted, the maximum exposure to credit risk equals the maximum amount the Banks would have to pay if the financial guaranty was executed.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 37
RISK MANAGEMENT, continued

Below is the distribution by financial asset of the Bank’s maximum exposure to credit risk as of December 31, 2014 and 2013, without deduction of collateral, security interests or credit improvements received:

		As of December 31,
		2014	2013
		Amount of exposure	Amount of exposure
	Note	MCh$	MCh$

Deposits in banks	4	1,013,909	1,020,674
Cash items in process of collection	4	531,373	604,077
Trading investments	5	774,815	287,567
Investments under resale agreements	6	-	17,469
Financial derivative contracts	7	2,727,563	1,494,018
Loans and accounts receivable from customers and interbank loans, net	8 and 9	22,208,332	20,445,828
Available for sale investments	10	1,651,598	1,700,993

Off-balance commitments:
Letters of credit issued		204,932	218,032
Foreign letters of credit confirmed		75,798	127,600
Guarantees		1,470,604	1,212,799
Available credit lines		5,699,034	5,141,831
Personal guarantees		261,582	181,416
Other irrevocable credit commitments		109,520	47,376
Total		36,729,060	32,499,680

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 37
RISK MANAGEMENT, continued

The following table shows loan portfolio information as set forth in our internal scoring policy, described in Note 01 p)“Allowance for loans losses” as of December 31, 2014 and 2013:

	As of December 31,
Category	2014				2013
Commercial Portfolio	Individual	Percentage	Allowance	Percentage	Individual	Percentage	Allowance	Percentage
	MCh$	%	MCh$	%	MCh$	%	MCh$	%

A1	1,911,035	8.35%	998	0.15%	2,395,371	11.37%	1,589	0.26%
A2	5,564,372	24.30%	16,334	2.39%	4,846,240	23.01%	20,416	3.32%
A3	1,334,042	5.83%	19,630	2.87%	1,281,756	6.09%	27,982	4.55%
B	398,611	1.74%	29,189	4.27%	374,051	1.78%	30,536	4.97%
C1	79,148	0.35%	1,583	0.23%	56,040	0.27%	1,121	0.18%
C2	66,267	0.29%	6,627	0.97%	46,996	0.22%	4,700	0.76%
C3	16,742	0.07%	4,185	0.61%	20,780	0.10%	5,195	0.84%
C4	33,074	0.14%	13,229	1.93%	43,109	0.20%	17,243	2.80%
D1	59,585	0.26%	38,730	5.66%	61,246	0.29%	39,811	6.47%
D2	94,832	0.41%	85,348	12.47%	64,755	0.30%	58,279	9.48%
Subtotal	9,557,708	41.74%	215,853	31.55%	9,190,344	43.63%	206,872	33.63%

	Group	Percentage	Allowance	Percentage	Group	Percentage	Allowance	Percentage
	MCh$	%	MCh$	%	MCh$	%	MCh$	%
Commercial
Normal portfolio	2,401,003	10.49%	51,027	7.46%	2,237,256	10.62%	30,864	5.02%
Impaired portfolio	383,532	1.68%	114,670	16.76%	400,101	1.90%	69,306	11.27%
Subtotal	2,784,535	12.17%	165,697	24.22%	2,637,357	12.52%	100,170	16.29%
Mortgage
Normal portfolio	6,261,428	27.35%	17,574	2.57%	5,302,411	25.18%	15,701	2.56%
Impaired portfolio	370,603	1.62%	31,170	4.55%	323,401	1.54%	27,605	4.49%
Subtotal	6,632,031	28.97%	48,744	7.12%	5,625,812	26.72%	43,306	7.05%
Consumer
Normal portfolio	3,554,891	15.53%	116,865	17.07%	3,257,836	15.47%	112,468	18.29%
Impaired portfolio	363,484	1.59%	137,158	20.04%	349,412	1.66%	152,117	24.74%
Subtotal	3,918,375	17.12%	254,023	37.11%	3,607,248	17.13%	264,585	43.03%
Total	22,892,649	100.00%	684,317	100.00%	21,060,761	100.00%	614,933	100.00%

As December 31, 2014 and 2013, the Bank does not believe that the credit quality of its other financial assets or liabilities is of sufficient significance to warrant future disclosure.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 37
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

-
Category B or Substandard Portfolio. Includes debtors with financial difficulties or whose payment capacity has been diminished and about whom the Bank has considerable doubts about the total reimbursement of the capital and interest according to the agreed terms, showing they have a lesser likelihood of meeting their financial obligations in the short term.

-	Categories C and D or Default Portfolio. Consists of those debtors where the Bank considers the ability of reimbursement remote since they have an impaired or null payment capacity.

Regarding the portfolios evaluated on a group basis, all of the associated operations are evaluated together.

See Note 29 for the detail of the Bank’s impaired loans and the associated allowances. Also, see Note 19 for a detail of the maturity of the Bank’s financial assets.

Exposure to credit risk in foreign derivative contracts

As of December 31, 2014, the Bank’s foreign exposure -including counterparty risk in the derivative instruments’ portfolio- was USD 1,711 million or 3.45% of assets. In the table below, exposure to derivative instruments is calculated by using the equivalent credit risk; which equals the replacement carrying amount plus the maximum potential value, considering the cash collateral that minimizes exposure.

Below, there are additional details regarding our exposure to Colombia and Italy, since they are classified above 1 and where the below represents our majority of exposure to categories other than 1 is. We do not have sovereign exposure to Colombia or Italy. Below we detail exposure to Italy and Colombia as of December 31, 2014, considering fair value of derivative instruments.

Country	Classification (1)	Derivative Instruments (adjusted to market) USD MM	Deposits USD MM	Loans USD MM	Financial investments USD MM	Total Exposure USD MM
Colombia	2	4.13	-	0.09	-	4.22
Italy	2	49.65	3.28	0.18	-	53.11
Other	3	1.37	0.21	0.53	-	2.11
Total		55.15	3.49	0.8	-	59.44
(1)	Corresponds to country’s classification established in Chapter B-6 of the Compendium of Accounting Standards issued by the SBIF.

*	The total amount of this exposure to derivative instruments must be compensated daily with collateral and, therefore, there is no net credit exposure.

Our exposure to Spain within the group is as follows:

Counterpart	Country	Classification	Derivative instruments (market adjusted) USD MM	Deposits USD MM	Loans USD MM	Financial Investments USD MM	Exposure Exposure USD MM
Banco Santander España	Spain	2	4.79	311.26	-	-	316.05

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 37
RISK MANAGEMENT, continued

Impairment of other financial instruments

As of December 31, 2014 and 2013, the Bank had no significant impairments of its financial assets other than loans and accounts receivable.

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

Procedures for management and valuation of securities are described in the internal policies of risk management. Said policies set the basic principles for credit risk management, including the management of securities received in customers’ operations.  In this sense, the risk management model includes assessing the existence of adequate and sufficient guarantees that allow recovering the credit when the debtor’s circumstances prevent them from fulfilling their obligations.

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

Below is the detail of security interests, collateral, or credit improvements provided to the Bank as of December 31, 2014 and 2013.

	As of December 31,
	2014	2013
	MCh$	MCh$
Non-impaired financial assets:
Properties/mortgages	14,643,933	12,701,836
Investments and others	2,005,276	1,347,770
Impaired financial assets:
Properties/ mortgages	420,033	663,889
Investments and others	12,314	27,810
Total	17,081,556	14,741,305

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 37
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

The Bank’s approach to liquidity management is to ensure-- whenever possible--to have enough liquidity on hand to fulfill its obligations at maturity, in both normal and stressed conditions, without entering into unacceptable debts or risking the Bank’s reputation. The Board establishes limits on the minimal part of available funds close to maturity to fulfill said payments as well as over a minimum level of interbank operations and other loan facilities that should be available to cover transfers at unexpected demand levels. This is constantly reviewed. Additionally, the Bank must comply with the regulation limits established by the SBIF for maturity mismatches.

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

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 37
RISK MANAGEMENT, continued

	As of December 31,
	2014	2013
	MCh$	MCh$
Financial investments for trading	774,815	287,567
Available for sale investments	1,651,598	1,700,993
Encumbered assets (net) (1)	(112,015)	(71,896)
Net cash (2)	14,774	248,073
Net Interbank deposits (3)	890,274	984,666
Total liquidity portfolio	3,219,446	3,149,403

(1) Assets encumbered through repurchase agreements are deduced from the liquidity portfolio.
(2) Cash minus reserve requirements.
(3) Includes overnight deposits in Central Bank, domestic banks and foreign banks.

Exposure to liquidity risk

A similar, yet not identical, measure is the calculation used to measure the Bank´s liquidity limit as established by the SBIF. The Bank determines a mismatch percentage for purposes of calculating such liquidity limit which is calculated by dividing its benefits (assets) by its obligations (liabilities) according to maturity based on estimated repricing. The mismatch amount permitted for the 30 day and under period is 1 times capital and for the 90 day and under period is 2 times capital.

The following table displays the actual derived percentages as calculated per above:

	As of December 31,
	2014	2013
	%	%
30 days	32.00	30.00
30 days foreign currency	-	(22.00)
90 days	15.00	31.00

Below, is the breakdown by maturity, of the liability balances of the Bank as of December 31, 2014 and 2013:

	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Subtotal up to 1 year	Between 1 and 5 years	More than 5 years	Subtotal after 1 year	Total
As of December 31, 2014	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$
Obligations under repurchase agreements	-	390,331	1,453	342	392,126	-	-	-	392,126
Checking accounts, time deposits and other time liabilities	6,873,781	5,343,226	2,480,158	2,289,405	16,986,570	130,427	58,699	189,126	17,175,696
Financial derivatives contracts	-	125,884	176,048	319,488	621,420	1,028,017	911,947	1,939,964	2,561,384
Interbank borrowings	4,133	137,921	227,898	413,564	783,516	435,309	12,776	448,085	1,231,601
Issue debt instruments	-	176,649	319,516	691,227	1,187,392	2,693,946	1,903,774	4,597,720	5,785,112
Other financial liabilities	114,564	1,934	746	3,305	120,549	41,733	42,843	84,576	205,125
Subtotal	6,992,478	6,175,945	3,205,819	3,717,331	20,091,573	4,329,432	2,930,039	7,259,471	27,351,044
Contractual interest payments	2,301	43,155	126,047	445,275	616,778	1,362,292	786,150	2,148,442	2,765,220
Total	6,994,779	6,219,100	3,331,866	4,162,606	20,708,351	5,691,724	3,716,189	9,407,913	30,116,264

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 37
RISK MANAGEMENT, continued

	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Subtotal up to 1 year	Between 1 and 5 years	More than 5 years	Subtotal after 1 year	Total
As of December 31, 2013	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$
Obligations under repurchase agreements	-	185,140	18,466	5,366	208,972	-	-	-	208,972
Checking accounts, time deposits and other time liabilities	6,001,375	5,351,489	2,333,001	1,743,525	15,429,390	87,380	55,644	143,024	15,572,414
Financial derivatives contracts	-	126,238	89,018	223,031	438,287	508,206	345,292	853,498	1,291,785
Interbank borrowings	8,199	104,490	216,472	1,201,070	1,530,231	152,146	-	152,146	1,682,377
Issue debt instruments	-	470,600	688,261	590,027	1,748,888	1,548,733	1,901,037	3,449,770	5,198,658
Other financial liabilities	97,027	568	1,111	2,992	101,698	29,685	58,398	88,083	189,781
Subtotal	6,106,601	6,238,525	3,346,329	3,766,011	19,457,466	2,326,150	2,360,371	4,686,521	24,143,987
Contractual interest payments	2,748	32,671	88,135	331,006	454,560	943,260	609,308	1,552,568	2,007,128
Total	6,109,349	6,271,196	3,434,464	4,097,017	19,912,026	3,269,410	2,969,679	6,239,089	26,151,115

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

The department’s functions in connection with trading portfolio include the following:

i.	apply the “Value at Risk” (VaR) techniques to measure interest rate risk;
ii.	adjust the trading portfolios to market and measure the daily income and loss from commercial activities;
iii.	compare the real VaR with the established limits;
iv.	establish procedures to prevent losses in excess of predetermined limits; and
v.	furnish information on the trading activities to the ALCO, other members of the Bank’s management, and the Global Risk Department of Santander – Spain.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 37
RISK MANAGEMENT, continued

The department’s functions in connection with financial management portfolios include the following:

i.	perform sensitivity simulations (as explained below) to measure interest rate risk for activities denominated in local currency and the potential losses forecasted by these simulations; and

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

The Bank does not calculate three separate VaRs. Only one VaR is calculated for the entire trading portfolio which, in addition, is separated into risk types. The VaR program carries out a historical simulation and calculates a profit (ganancia or “G”) and loss (pérdida or “P”) G&P Statement for 520 data points (days) for each risk factor (fixed income, currency, and variable income). Each risk factor’s G&P is added and a consolidated VaR is calculated with 520 data points or days. In addition, the VaR is calculated for each risk factor based on the individual G&P calculated for each. Additionally, a weighted VaR is calculated following the above mentioned method but giving a larger weight to the 30 most recent data points. The highest VaR is reported. In 2014 and 2013, we were still using the same VaR model and the methodology has not changed.

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

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 37
RISK MANAGEMENT, continued

-	The use of a 99% level of confidence does not take account of, or make any statement about, the losses that could occur outside of that degree of confidence; and

-	A model such as the VaR does not capture all the complex effects of the risk factors over the value of the positions or portfolios, and accordingly, it could underestimate potential losses.

At no time in 2014 and 2013 did the Bank exceed the VaR limits in connection with the three components which comprise the trading portfolio: fixed-income investments, variable-income investments and foreign currency investments.

The Bank carries out back-testings on a daily basis and, generally, discovers that trading losses exceed the estimated VaR approximately one out of hundred business days.  Also, a maximum VaR limit was established that can be applied over the trading portfolio. Both in 2014 and 2013, the Bank has kept within the maximum limit it established for the VaR; even when the real VaR exceeded estimations.

High, low and average levels for each component and year were as follows:

VaR	2014 USDMM	2013 USDMM
Consolidated:
High	3.77	3.48
Low	1.06	1.061
Average	1.91	1.72

Fixed-income investments:
High	3.99	2.39
Low	1.06	0.97
Average	1.78	1.57

Variable-income investments
High	0.15	0.19
Low	0.00	0.00
Average	0.00	0.00

Foreign currency investments
High	2.39	3.20
Low	0.06	0.06
Average	0.58	0.69

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
Since we assume the correlation is 0; 2ab = 0. 2ab = 0.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 37
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

Market risk – Financial management portfolio – December 31, 2014 and 2013

	2014		2013
	Effect on financial income	Effect on capital	Effect on financial income	Effect on capital

Financial management portfolio – local currency (MCh$)
Loss limit	38,150	192,660	35,500	167,530
High	27,707	112,133	28,923	86,196
Low	16,904	77,231	21,129	69,729
Average	21,077	92,809	25,124	77,849
Financial management portfolio – foreign currency (in millions of $US)
Loss limit	40	70	30.0	30.0
High	16	39	17.2	26.0
Low	-	10	2.1	2.3
Average	10	28	10.2	18.6
Financial management portfolio – consolidated (in MCh$)
Loss limit	40,650	172,390	35,500	167,530
High	27,949	112,364	28,958	86,212
Low	17,441	77,848	21,204	69,787
Average	21,404	93,245	25,146	77,891

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

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 37
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

Risk Concentration

The Bank operates mainly in Chile, thus most of its financial instruments are concentrated in that country. See Note 9 of the financial statements for a detail of the concentration of the Bank’s loans and accounts receivable by industry.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 38
SUBSEQUENT EVENTS

On April 28, 2015, the  Bank issued a bond for CHF 150,000,000 at a fixed rate for 7 years.

At the ordinary shareholders’ meeting held on April 28, 2015  it was agreed  that 60% of the net income from 2014 was to be distributed as dividends  (totaling  Ch$265,156 million). The remaining 40% was assigned  to the Bank’s equity.

Between January 1, 2015 and the date on which these Consolidated Financial Statements were issued (May 14, 2015), no other events have occurred which could significantly affect their interpretation.

FELIPE CONTRERAS FAJARDO Chief Accounting Officer	CLAUDIO MELANDRI HINOJOSA Chief Executive Officer