Form 20-F
period 2015-12-31
BANCO SANTANDER CHILE
filed 2016-05-02
CIK 1027552

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Bandera 140, 20th floor
Santiago, Chile
Telephone: 011-562-320-2000
(Address of principal executive offices)

Robert Moreno Heimlich

Tel: 562-2320-8284, Fax: 562-696-1679, email: robert.moreno@santander.cl

Bandera 140, 20th Floor, Santiago, Chile

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

None
(Title of Class)

The number of outstanding shares of each class of common stock of Banco Santander-Chile at December 31, 2015, was:

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

The sections of this Annual Report which contain forward-looking statements include, without limitation, “Item 3. Key Information—Risk Factors,” “Item 4. Information on the Company—B. Business Overview—Competition,” “Item 5. Operating and Financial Review and Prospects,” “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings,” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk.” Our forward-looking statements also may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “could,” “may,” “seeks,” “aim,” “combined,” “estimates,” “probability,” “risk,” “VaR,” “target,” “goal,” “objective,” “future” or similar expressions.

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

As required by local regulations, our locally filed consolidated financial statements have been prepared in accordance with Chilean accounting principles issued by the SBIF (“Chilean Bank GAAP”). Therefore, our locally filed consolidated financial statements have been adjusted to IFRS in order to comply with the requirements of the Securities and Exchange Commission (the “SEC”). Chilean Bank GAAP principles are substantially similar to IFRS but there are some exceptions. For further details and a discussion of the main differences between Chilean Bank GAAP and IFRS, see to “Item 5. Operating and Financial Review and Prospects—Accounting Standards Applied in 2015.”

This Annual Report contains our consolidated financial statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 (the “Audited Consolidated Financial Statements”). Such Audited Consolidated Financial Statements have been prepared in accordance with IFRS as issued by the IASB, and have been audited by Deloitte Auditores y Consultores Limitada, independent registered public accounting firm. See page F-2 of the Audited Consolidated Financial Statements for the 2015 report prepared by Deloitte Auditores y Consultores Limitada. The Audited Consolidated Financial Statements have been prepared from accounting records maintained by the Bank and its subsidiaries.

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

For presentational purposes, we have translated millions of Chilean pesos (Ch$ million) into thousands of U.S. dollars (U.S.$ thousand) using the rate as indicated below under “Exchange Rates,” for the financial information included in this Annual Report. See “Note 1—Summary of Significant Accounting Principles—e) Functional and presentation currency.”

Loans

Unless otherwise specified, all references herein (except in the Audited Consolidated Financial Statements) to loans are to loans and financial leases before deduction for loan loss allowance, and, except as otherwise specified, all market share data presented herein is based on information published periodically by the SBIF. Non-performing loans include the entire principal amount and accrued but unpaid interest on loans for which either principal or interest is past-due for 90 days or more and which do not accrue interest. Restructured loans for which no payments are past-due are not ordinarily classified as non-performing loans. See “Item 5. Operating and Financial Review and Prospects—C. Selected Statistical Information—Classification of Loan Portfolio Based on the Borrower’s Payment Performance.”

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

An impairment loss relating to an individually significant loan recorded at amortized cost which has experienced objective evidence of impairment is calculated as the difference between the recorded amount of the loan and the fair value of the collateral less costs to sell (practical expedient as allowed under IAS 39, “Financial Instruments”, Application Guidance paragraph 84).

Those loans individually assessed for impairment and found not to be individually impaired are included in the loans collectively assessed for impairment (so that the collective assessment includes both the remainder of the loans not individually assessed and those not found to be individually impaired) where grouping of such loans on a collective basis is performed using similar credit characteristics.

The reversal of an impairment loss occurs only if it can be objectively related to an event occurring after the initial impairment loss was recorded. In the case of loans recorded at amortized cost, the reversal is recorded in income. See “Item 5. Operating and Financial Review and Prospects—C. Selected Statistical Information—Analysis of Loan Loss Allowances.”

Outstanding loans and the related percentages of our loan portfolio consisting of corporate and consumer loans in the section entitled “Item 4. Information on the Company—B. Business Overview” are categorized based on the nature of the borrower. Outstanding loans and related percentages of our loan portfolio consisting of corporate and consumer loans in the section entitled “Item 5. Operating and Financial Review and Prospects—C. Selected Statistical Information” are categorized in accordance with the reporting requirements of the SBIF, which are based on the type and term of loans. This disclosure is consistent with IFRS.

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

Unless otherwise indicated, all U.S. dollar amounts at any year end, for any period have been translated from Chilean pesos based on the interbank market rate published by Reuters at 1:30 pm on the last business day of the period. On December 31, 2014 and 2015 the exchange rate in the Informal Exchange Market as published by Reuters at 1:30 pm on these days was Ch$608.33 and Ch$707.80 respectively, or 0.16% and 0.06% more, respectively, than the observed exchange rate published by the Central Bank for such date of Ch$607,38 and Ch$707.34 respectively, per U.S.$1.00. The Federal Reserve Bank of New York does not report a noon buying rate for the Chilean peso. For more information on the observed exchange rate, see “Item 3. Key Information—A. Selected Financial Data—Exchange Rates” of the Annual Report.

As of December 31, 2014 and 2015, one UF was equivalent to Ch$24,627.10 and Ch$25,629.09, respectively. The U.S. dollar equivalent of one UF was U.S.$36.21 as of December 31, 2015, using the observed exchange rate reported by the Central Bank as of December 30, 2015 of Ch$36.23 per U.S.$1.00.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following table presents selected historical financial information for Santander-Chile as of the dates and for each of the periods indicated. Financial information for Santander-Chile as of and for the years ended December 31, 2015, 2014, 2013, 2012, and 2011 has been derived from our Audited Consolidated Financial Statements prepared in accordance with IFRS. In the F-pages of this Annual Report on Form 20-F, our audited financial statements for the years 2015, 2014 and 2013 are presented. The audited financial statements for 2012 and 2011 are not included in this document, but they can be found in our previous Annual Reports on Form 20-F. These consolidated financial statements differ in some respects from our locally filed financial statements at and for the years ended December 31, 2015, 2014, 2013, 2012, and 2011 prepared in accordance with Chilean Bank GAAP.

The following table should be read in conjunction with, and is qualified in its entirety by reference to, our Audited Consolidated Financial Statements appearing elsewhere in this Annual Report.

	As of and for the years ended December 31,
	2015	2015	2014	2013	2012	2011
	In U.S.$ thousands(1)	In Ch$ millions (2)
CONSOLIDATED STATEMENT OF INCOME DATA (IFRS)
Net interest income	1,773,391	1,255,206	1,317,104	1,076,762	1,042,734	972,300
Net fee and commission income	335,727	237,627	227,283	229,836	270,572	277,836
Financial transactions, net	205,565	145,499	112,565	124,437	82,299	94,197
Other operating income	9,097	6,439	6,545	88,155	13,105	18,749
Net operating profit before provision for loan losses	2,323,780	1,644,771	1,663,497	1,519,190	1,408,710	1,363,082
Provision for loan losses	(564,110)	(399,277)	(354,903)	(371,462)	(403,692)	(316,137)
Net operating profit	1,759,670	1,245,494	1,308,594	1,147,728	1,005,018	1,046,945
Total operating expenses	(1,017,177)	(719,958)	(683,819)	(610,191)	(599,379)	(564,655)
Operating income	742,493	525,536	624,775	537,537	405,639	482,290
Income from investments in associates and other companies	3,656	2,588	2,165	1,422	267	2,140
Income before tax	746,149	528,124	626,940	538,959	405,906	484,430
Income tax expense	(107,933)	(76,395)	(51,050)	(94,530)	(44,473)	(77,308)
Net income for the year	638,216	451,729	575,890	444,429	361,433	407,122
Net income for the period attributable to:
Equity holders of the Bank	633,606	448,466	569,910	442,294	356,808	402,191
Non-controlling interests	4,610	3,263	5,980	2,135	4,625	4,931
Net income attributable to Equity holders of the Bank per share	3.36	2.38	3.02	2.35	1.89	2.13
Net income attributable to Equity holders of the Bank per ADS (3)	1,344.90	951.92	1,208.00	938.83	757.37	2,217.48
Weighted-average shares outstanding (in millions)	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1
Weighted-average ADS outstanding (in millions) (3)	471.1	471.1	471.1	471.1	471.1	181.4

CONSOLIDATED STATEMENT OF FINANCIAL POSITION DATA (IFRS)
Cash and deposits in banks	2,917,217	2,064,806	1,608,888	1,571,810	1,250,414	2,793,701
Cash items in process of collection	1,023,624	724,521	531,373	604,077	520,267	276,454
Trading investments	458,139	324,271	774,815	287,567	338,287	409,763
Investments under resale agreements	3,480	2,463	-	17,469	6,993	12,928
Financial derivative contracts	4,529,424	3,205,926	2,727,563	1,494,018	1,293,212	1,601,896
Interbank loans, net	13,720	9,711	11,942	124,954	90,414	87,677
Loans and accounts receivable from customers, net	34,654,910	24,528,745	22,196,390	20,320,874	18,326,190	16,858,637
Available for sale investments	2,888,402	2,044,411	1,651,598	1,700,993	1,826,158	1,661,311
Investments in associates and other companies	28,693	20,309	17,914	9,681	7,614	8,728
Intangible assets	72,248	51,137	40,983	66,703	87,347	80,739
Property, plant, and equipment	340,010	240,659	211,561	180,215	162,214	153,059
Current taxes	-	-	2,241	1,643	10,227	37,253
Deferred taxes	452,850	320,527	272,118	227,285	181,875	136,521
Other assets	1,554,357	1,100,174	927,961	514,938	657,890	550,326
TOTAL ASSETS	48,937,074	34,637,660	30,975,347	27,122,227	24,759,102	24,668,993
Deposits and other demand liabilities	10,392,937	7,356,121	6,480,497	5,620,763	4,970,019	4,413,815
Cash items in process of being cleared	652,949	462,157	281,259	276,379	284,953	89,486
Obligations under repurchase agreements	203,008	143,689	392,126	208,972	304,117	544,381
Time deposits and other time liabilities	17,212,160	12,182,767	10,413,940	9,675,272	9,112,213	8,921,114
Financial derivative contracts	4,044,371	2,862,606	2,561,384	1,291,785	1,146,161	1,292,402
Interbank borrowing s	1,847,378	1,307,574	1,231,601	1,682,377	1,438,003	1,920,092
Issued debt instruments	8,416,353	5,957,095	5,785,112	5,198,658	4,571,289	4,623,239
Other financial liabilities	311,567	220,527	205,125	189,781	192,611	176,599
Current taxes	25,143	17,796	1,077	50,242	525	1,498
Deferred taxes	5,519	3,906	7,631	26,753	9,544	5,315
Provisions	388,525	274,998	285,970	217,310	191,892	187,557
Other liabilities	1,477,634	1,045,869	654,557	311,479	341,274	398,977
TOTAL LIABILITIES	44,977,544	31,835,105	28,300,279	24,749,771	22,562,601	22,574,475
Capital	1,259,258	891,303	891,303	891,303	891,303	891,303
Reserves	2,158,651	1,527,893	1,307,761	1,130,991	975,460	802,528
Valuation adjustments	1,820	1,288	25,600	(5,964)	(3,781)	2,832
Retained earnings	497,160	351,890	417,321	327,622	299,254	364,054
Attributable to Equity holders of the Bank	3,916,889	2,772,374	2,641,985	2,343,952	2,162,236	2,060,717
Non-controlling interest	42,641	30,181	33,083	28,504	34,265	33,801
TOTAL EQUITY	3,959,530	2,802,555	2,675,068	2,372,456	2,196,501	2,094,518
TOTAL LIABILITIES AND EQUITY	48,937,074	34,637,660	30,975,347	27,122,227	24,759,102	24,668,933

	As of and for the years ended December 31,
	2015	2014	2013	2012	2011
CONSOLIDATED RATIOS
(IFRS)
Profitability and performance:
Net interest margin (5)	4.4%	4.9%	4.6%	4.8%	4.8%
Return on average total assets (6)	1.3%	1.8%	1.6%	1.4%	1.7%
Return on average equity (7)	16.0%	21.4%	18.9%	16.5%	20.4%
Capital:
Average equity as a percentage of average total assets (8)	8.2%	8.2%	8.7%	8.7%	8.3%
Total liabilities as a multiple of equity (9)	11.4	10.6	10.4	10.3	10.8
Credit Quality:
Non-performing loans as a percentage of total loans (10)	2.5%	2.8%	2.9%	3.2%	2.9%
Allowance for loan losses as percentage of total loans	3.0%	2.9%	2.9%	2.9%	2.8%
Operating Ratios:
Operating expenses /operating revenue (11)	43.8%	41.1%	40.2%	42.5%	41.4%
Operating expenses /average total assets	2.1%	2.1%	2.3%	2.4%	2.3%

OTHER DATA
CPI Inflation Rate (12)	4.4%	4.7%	3.0%	1.5%	4.4%
Revaluation (devaluation) rate (Ch$/U.S.$) at year end (12)	(16.5%)	(16.0%)	(9.4%)	8.2%	(11.3%)
Number of employees at period end	11,723	11,478	11,516	11,713	11,566
Number of branches and offices at period end	471	474	493	504	499

(1)	Amounts stated in U.S. dollars at and for the year ended December 31, 2015 have been translated from Chilean pesos at the interbank market exchange rate of Ch$707.80 = U.S.$1.00 as of December 31, 2015 based on the interbank market rate published by Reuters at 1:30 pm on the last business day of the period.

(2)	Except per share data, percentages and ratios, share numbers, employee numbers and branch numbers.

(3)	On October 22, 2012 the Bank performed an ADR split: for each old ADR, an ADR holder received 2.5975 new ADRs, and the ratio of ADS to shares became 1 ADS = 400 shares. For the years 2010-2011,1 ADS = 1,039 shares of common stock.

(4)	Total equity includes equity attributable to Equity holders of the Bank plus non-controlling interests.

(5)	Net interest income divided by average interest earning assets (as presented in “Item 5. Operating and Financial Review and Prospects— C. Selected Statistical Information”).

(6)	Net income for the year divided by average total assets (as presented in “Item 5. Operating and Financial Review and Prospects— C. Selected Statistical Information”).

(7)	Net income for the year divided by average equity (as presented in “Item 5. Operating and Financial Review and Prospects—C. Selected Statistical Information”).

(8)	This ratio is calculated using total average equity (as presented in “Item 5. Operating and Financial Review and Prospects— C. Selected Statistical Information”) including non-controlling interest.

(9)	Total liabilities divided by equity.

(10)	Non-performing loans include the aggregate unpaid principal and accrued but unpaid interest on all loans with at least one installment over 90 days past-due.

(11)	The efficiency ratio is equal to operating expenses over operating income. Operating expenses includes personnel salaries and expenses, administrative expenses, depreciation and amortization, impairment and other operating expenses. Operating income includes net interest income, net fee and commission income, net income from financial operations (net trading income), foreign exchange profit (loss), net and other operating income.

(12)	Based on information published by the Central Bank.

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

Purchases and sales of foreign currencies may be legally carried out in the Informal Exchange Market. The Informal Exchange Market reflects transactions carried out at informal exchange rates by entities not expressly authorized to operate in the Formal Exchange Market. There are no limits imposed on the extent to which the rate of exchange in the Informal Exchange Market can fluctuate above or below the Observed Exchange Rate. In recent years, the variation between the Observed Exchange Rate and the Informal Exchange Rate has not been significant. On December 31, 2014 and 2015 the exchange rate in the Informal Exchange Market as published by Reuters at 1:30 pm on these days was Ch$608.33 and Ch$707.80 respectively, or 0.16% and 0.06% more, respectively, than the Central Bank’s published observed exchange rate for such date of Ch$607.38 and Ch$707.34, respectively, per U.S.$1.00.

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

	Daily Observed Exchange Rate Ch$ Per U.S.$(1)
Year	Low(2)	High(2)	Average(3)	Period End

2011	455.91	533.74	483.36	521.46
2012	469.65	519.69	494.99	478.60
2013	466.50	533.95	495.09	523.76
2014	524.61	621.41	570.01	607.38
2015	597.10	715.66	654.25	707.34

	Daily Observed Exchange Rate Ch$ Per U.S.$(1)
Month	Low(2)	High(2)	Average(3)	Period End
October 2015	673.91	698.72	685.31	690.34
November 2015	688.94	715.66	704.00	712.63
December 2015	693.72	711.52	704.24	707.34
January 2016	710.16	730.31	721.95	711.72
February 2016	689.18	715.41	703.51	689.18
March 2016	671.97	694.82	682.07	675.10
April 2016 (until April 28, 2016)	657.90	682.45	670.26	668.49

Source: Central Bank.

(1)	Nominal figures.

(2)	Exchange rates are the actual low and high, on a day-by-day basis for each period.

(3)	The average of monthly average rates during the year.

Dividends

Under the current General Banking Law, a Chilean bank may only pay a single dividend per year (i.e., interim dividends are not permitted). Santander-Chile’s annual dividend is proposed by its Board of Directors and is approved by the shareholders at the annual ordinary shareholders’ meeting held the year following that in which the dividend is generated. For example, the 2015 dividend must be proposed and approved during the first four months of 2016. Following shareholder approval, the proposed dividend is declared and paid. Historically, the dividend for a particular year has been declared and paid no later than one month following the shareholders’ meeting. Dividends are paid to shareholders of record on the fifth day preceding the date set for payment of the dividend. The applicable record dates for the payment of dividends to holders of ADSs will, to the extent practicable, be the same.

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

Dividends payable to holders of ADSs are net of foreign currency conversion expenses of The Bank of New York Mellon, as depositary (the “Depositary”) and will be subject to the Chilean withholding tax currently at the rate of 35% (subject to credits in certain cases as described in “Item 10. Additional Information—E. Taxation—Material Tax Consequences of Owning Shares of Our Common Stock or ADSs”).

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

The following table presents dividends declared and paid by us in nominal terms in the past four years:

Year	Dividend Ch$ mn (1)	Dividend US$ mn (2)	Per share Ch$/share (3)	Per ADS US$/ADS (4)	% over earnings (5)	% over earnings (6)
2012	261,051	533.1	1.39	2.94	60	65
2013	232,780	493.1	1.24	1.05	60	65
2014	265,156	476.0	1.41	1.01	60	60
2015	330,198	540.4	1.75	1.15	60	58
2016 (6)	336,659	503.7	1.79	1.07	75	75

(1)	Millions of nominal pesos.

(2)	Millions of US$ using the observed exchange rate of the day the dividend was approved in the annual shareholders meeting.

(3)	Calculated on the basis of 188,446 million shares.

(4)	Dividend in US$ million divided by the number of ADS, which was calculated on the basis of 1,039 shares per ADS for 2012. For 2013, 2014, 2015 and 2016, it is calculated on the basis of 400 shares per ADS.

(5)	Calculated by dividing dividend paid in the year by net income attributable to the equity holders of the Bank for the previous year under Chilean GAAP.

(6)	Calculated by dividing dividend paid in the year by net income attributable to the equity holders of the Bank for the previous year under IFRS.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Risks Associated with Our Business

We are vulnerable to disruptions and volatility in the global financial markets.

In the recent past, financial systems worldwide have experienced difficult credit and liquidity conditions and disruptions leading to less liquidity, greater volatility (such as volatility in spreads) and, in some cases, lack of price transparency on interbank lending rates. Global economic conditions deteriorated significantly between 2007 and 2009, and many countries fell into recession. Although most countries have begun to recover, this recovery may not be sustainable. Many major financial institutions, including some of the world’s largest global commercial banks, investment banks, mortgage lenders, mortgage guarantors and insurance companies experienced, and some continue to experience, significant difficulties. Around the world, there have also been runs on deposits at several financial institutions, numerous institutions have sought additional capital or have been assisted by governments, and many lenders and institutional investors have reduced or ceased providing funding to borrowers (including to other financial institutions).

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

Despite recent improvements in certain segments of the global economy, uncertainty remains concerning the future economic environment. There can be no assurance that economic conditions in these segments will continue to improve or that the global economic condition as a whole will improve significantly. Such economic uncertainty could have a negative impact on our business and results of operations. Investors remain cautious. A slowing or failing of the economic recovery would likely aggravate the adverse effects of these difficult economic and market conditions on us and on others in the financial services industry.

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

Credit ratings affect the cost and other terms upon which we are able to obtain funding. Rating agencies regularly evaluate us, and their ratings of our long-term debt are based on a number of factors, including our financial strength, conditions that affect the financial services industry generally and the economic environment in which the company operates. In addition, due to the methodology of the main rating agencies, our credit rating is affected by the rating of Chile’s sovereign debt. If Chile’s sovereign debt is downgraded, our credit rating would also likely be downgraded by an equivalent amount.

In addition, our ratings may be adversely affected by any downgrade in the ratings of our parent company, Santander Spain. The long-term debt of Santander Spain is currently rated investment grade by the major rating agencies—A3 by Moody’s Investors Service España, S.A., (“Moody’s”) A- by Standard & Poor’s Ratings Services (“S&P”) and A- by Fitch Ratings Ltd. (“Fitch”)—all of which have a stable outlook due to the gradual economic improvement in Spain.

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

The Chilean market for financial services is highly competitive. We compete with other private sector Chilean and non-Chilean banks, with Banco del Estado de Chile, the principal government-owned sector bank, with department stores and with larger supermarket chains that make consumer loans and sell other financial products to a large portion of the Chilean population. The lower to middle-income segments of the Chilean population and the small- and mid- sized corporate segments have become the target markets of several banks and competition in these segments may increase. We also face competition from non-bank (such as department stores, insurance companies, cajas de compensación and cooperativas) and non-finance competitors (principally department stores and larger supermarket chains) with respect to some of our credit products, such as credit cards, consumer loans and insurance brokerage. In addition, we face competition from non-bank finance competitors, such as leasing, factoring and automobile finance companies, with respect to credit products, and from mutual funds, pension funds and insurance companies with respect to savings products. Increasing competition could require that we increase our rates offered on deposits or lower the rates we charge on loans, which could also have a material adverse effect on us, including our profitability. It may also negatively affect our business results and prospects by, among other things, limiting our ability to increase our customer base and expand our operations and increasing competition for investment opportunities.

Non-traditional providers of banking services, such as Internet based e-commerce providers, mobile telephone companies and internet search engines may offer and/or increase their offerings of financial products and services directly to customers. These non-traditional providers of banking services currently have an advantage over traditional providers because they are not subject to banking regulation. Several of these competitors may have long operating histories, large customer bases, strong brand recognition and significant financial, marketing and other resources. They may adopt more aggressive pricing and rates and devote more resources to technology, infrastructure and marketing. New competitors may enter the market or existing competitors may adjust their services with unique product or service offerings or approaches to providing banking services. If we are unable to successfully compete with current and new competitors, or if we are unable to anticipate and adapt our offerings to changing banking industry trends, including technological changes, our business may be adversely affected. In addition, our failure to effectively anticipate or adapt to emerging technologies or changes in customer behavior, including among younger customers, could delay or prevent our access to new digital-based markets which would in turn have an adverse effect on our competitive position and business.

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

The success of our operations and our profitability depends, in part, on the success of new products and services we offer our clients and our ability to continue offering products and services from third parties. However, we cannot guarantee that our new products and services will be responsive to client demands or successful once they are offered to our clients, or that they will be successful in the future. In addition, our clients’ needs or desires may change over time, and such changes may render our products and services obsolete, outdated or unattractive and we may not be able to develop new products that meet our clients’ changing needs. Our success is also dependent on our ability to anticipate and leverage new and existing technologies that may have an impact on products and services in the banking industry. Technological changes may further intensify and complicate the competitive landscape and influence client behavior. If our products and services employ technology that is not as attractive to our clients as that employed by our competitors, if we fail to employ technologies desired by our clients before our competitors do so, or if we fail to execute effectively on targeted strategic technology initiatives, our business and results could be adversely affected. In addition, if we cannot respond in a timely fashion to the changing needs of our clients, we may lose clients, which could in turn materially and adversely affect us.

As we expand the range of our products and services, some of which may be at an early stage of development in the markets of certain regions where we operate, we will be exposed to new and potentially increasingly complex risks and development expenses in those markets, with respect to which our experience and the experience of our partners may not be sufficient. Our employees and our risk management systems may not be adequate to handle or manage such risks. In addition, the cost of developing products that are not launched is likely to affect our results of operations. Any or all of these factors, individually or collectively, could have a material adverse effect on us.

Our strong position in the credit card market is in part due to our credit card co-branding agreement with Chile’s largest airline. This agreement expires in August 2020 and no assurance can be given that it will be renewed, which may materially and adversely affect our results of operations and financial condition in the credit card business.

Further, our customers may issue complaints and seek redress if they consider that they have suffered loss from our products and services, for example, as a result of any alleged mis-selling or incorrect application of the terms and conditions of a particular product. This could in turn subject us to risks of potential legal action by our customers and intervention by our regulators. For further detail on our legal and regulatory risk exposures, please see the risk factor entitled “We are exposed to risk of loss from legal and regulatory proceedings.”

The financial problems faced by our customers could adversely affect us.

Market turmoil and economic recession could materially and adversely affect the liquidity, credit ratings, businesses and/or financial conditions of our borrowers, which could in turn increase our own non-performing loan ratios, impair our loan and other financial assets and result in decreased demand for borrowings in general. In addition, our customers may further significantly decrease their risk tolerance to non-deposit investments such as stocks, bonds and mutual funds, which would adversely affect our fee and commission income. We may also be adversely affected by the negative effects of the heightened regulatory environment on our customers due to the high costs associated with regulatory compliance and proceedings. Any of the conditions described above could have a material adverse effect on our business, financial condition and results of operations.

We may generate lower revenues from fee and commission based businesses.

The fees and commissions that we earn from the different banking and other financial services that we provide represent a significant source of our revenues. Our customers may significantly decrease their risk tolerance to non-deposit investments such as stocks, bonds and mutual funds for a number of reasons, including a market downturn, which would adversely affect us, including our fee and commission income.

Banco Santander Chile sold its asset management business in 2013 and signed a management service agreement for a 10 year-period with the acquirer of this business in which we sell asset management funds on their behalf. Therefore, even in the absence of a market downturn, below-market performance by the mutual funds of the firm we broker for may result in a reduction in revenue we receive from selling asset management funds and adversely affect our results of operations.

Market conditions have resulted, and could result, in material changes to the estimated fair values of our financial assets. Negative fair value adjustments could have a material adverse effect on our operating results, financial condition and prospects.

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

As of December 31, 2015, our non-performing loans were Ch$643,468 million, and the ratio of our non-performing loans to total loans was 2.5%. As of December 31, 2015, our allowance for loan losses was Ch$762,301 million, and the ratio of our allowance for loan losses to total loans was 3.0%. For additional information on our asset quality, see “Item 5. Operating and Financial Review and Prospects—C. Selected Statistical Information–Classification of Loan Portfolio Based on the Borrower’s Payment Performance.”

Our current allowance for loan losses may not be adequate to cover an increase in the amount of non-performing loans or any future deterioration in the overall credit quality of our total loan portfolio. Our allowance for loan losses is based on our current assessment of and expectations concerning various factors affecting us, including the quality of our loan portfolio. These factors include, among other things, our borrowers’ financial condition, repayment abilities and repayment intentions, the realizable value of any collateral, the prospects for support from any guarantor, Chile’s economy, government macroeconomic policies, interest rates and the legal and regulatory environment. As the recent global financial crisis has demonstrated, many of these factors are beyond our control. In addition, as these factors evolve, the models we use to determine the appropriate level of allowance for loan losses and other assets require recalibration, which can lead to increased provision expense. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results–Results of Operations for the Years ended December 31, 2015, 2014 and 2013—Provision for loan losses, net of recoveries.”

As a result, there is no precise method for predicting loan and credit losses, and we cannot assure you that our allowance for loan losses will be sufficient in the future to cover actual loan and credit losses. If our assessment of and expectations concerning the above-mentioned factors differ from actual developments, if the quality of our total loan portfolio deteriorates, for any reason, including the increase in lending to individuals and small and medium enterprises, the volume increase in the consumer loan portfolio and the introduction of new products, or if the future actual losses exceed our estimates of incurred losses, we may be required to increase our provisions and allowance for loan losses, which may adversely affect us. If we are unable to control or reduce the level of our non-performing or poor credit quality loans, this could have a material adverse effect on us.

The value of the collateral securing our loans may not be sufficient, and we may be unable to realize the full value of the collateral securing our loan portfolio.

The value of the collateral securing our loan portfolio may significantly fluctuate or decline due to factors beyond our control, including macroeconomic factors affecting Chile’s economy. The value of the collateral securing our loan portfolio may be adversely affected by force majeure events, such as natural disasters, particularly in locations where a significant portion of our loan portfolio is composed of real estate loans. Natural disasters such as earthquakes and floods may cause widespread damage, which could impair the asset quality of our loan portfolio and could have an adverse impact on Chile’s economy. The real estate market is particularly vulnerable in the current economic climate and this may affect us, as real estate represents a significant portion of the collateral securing our residential mortgage loan portfolio. We may also not have sufficiently recent information on the value of collateral, which may result in an inaccurate assessment for impairment losses of our loans secured by such collateral. If this were to occur, we may need to make additional provisions to cover actual impairment losses of our loans, which may materially and adversely affect our results of operations and financial condition.

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

Retail customers represent 66.36% of the value of the total loan portfolio as of December 31, 2015. As part of our business strategy, we seek to increase lending and other services to retail clients, which are more likely to be adversely affected by downturns in the Chilean economy. In addition, as of December 31, 2015, our residential mortgage loan portfolio totaled Ch$7,812,850 million, representing 30.9% of our total loans. See “Note 9—Loans and Accounts Receivables from Customers” in our Audited Consolidated Financial Statements for a description and presentation of our residential mortgage loan portfolio. If the economy and real estate market in Chile experience a significant downturn, this could materially adversely affect the liquidity, businesses and financial conditions of our customers, which may in turn cause us to experience higher levels of past-due loans, thereby resulting in higher provisions for loan losses and subsequent charge-offs. This may materially and adversely affect our asset quality, results of operations and financial condition.

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

Market risk refers to the probability of variations in our net interest income or in the market value of our assets and liabilities due to volatility of interest rate, inflation, exchange rate or equity price. Changes in interest rates affect the following areas, among others, of our business:

•	net interest income;

•	the volume of loans originated;

•	volatility of credit spreads;

•	the market value of our securities holdings;

•	gains from sales of loans and securities; and

•	gains and losses from derivatives.

Variations in interest rates could affect our net interest income, which comprises the majority of our revenue. Interest rate variations could adversely affect us, including our net interest income, reducing our growth rate or even resulting in losses. When interest rates rise, we may be required to pay higher interest on our floating-rate borrowings while interest earned on our predominately fixed-rate assets may not rise as quickly, which could cause profits to grow at a reduced rate or decline in some parts of our portfolio. Interest rates are highly sensitive to many factors beyond our control, including increased regulation of the financial sector, the reserve policies of the Central Bank, deregulation of the financial sector in Chile, monetary policies, domestic and international economic and political conditions and other factors.

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

If interest rates decrease, although this is likely to decrease our funding costs, it is likely to adversely impact the income we receive from our investments in securities as well as loans with similar maturities. In addition, we may also experience increased delinquencies in a low interest rate environment when such an environment is accompanied by high unemployment and recessionary conditions.

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

We are also exposed to foreign exchange rate risk as a result of mismatches between assets and liabilities denominated in different currencies. Fluctuations in the exchange rate between currencies may negatively affect our earnings and value of our assets and securities. Therefore, while the Bank seeks to avoid significant mismatches between assets and liabilities due to foreign currency exposure, from time to time, we may have mismatches. “See Item 11. Quantitative and Qualitative Disclosure About Market Risks— E. Market Risks—Foreign exchange fluctuations.”

We are also exposed to equity price risk in our investments in equity securities in the banking book and in the trading portfolio. The performance of financial markets may cause changes in the value of our investment and trading portfolios. The volatility of world equity markets due to the continued economic uncertainty and sovereign debt crisis has had a particularly strong impact on the financial sector. Continued volatility may affect the value of our investments in equity securities and, depending on their fair value and future recovery expectations, could become a permanent impairment which would be subject to write-offs against our results. To the extent any of these risks materialize, our net interest income or the market value of our assets and liabilities could be materially adversely affected.

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

Some of our qualitative tools and metrics for managing risk are based upon our use of observed historical market behavior. We apply statistical and other tools to these observations to arrive at quantifications of our risk exposures. These qualitative tools and metrics may fail to predict future risk exposures. These risk exposures could, for example, arise from factors we did not anticipate or correctly evaluate in our statistical models. This would limit our ability to manage our risks. Our losses thus could be significantly greater than the historical measures indicate. In addition, our quantified modeling does not take all risks into account. Our more qualitative approach to managing those risks could prove insufficient, exposing us to material unanticipated losses. We could face adverse consequences as a result of decisions, which may lead to actions by management, based on models that are poorly developed, implemented or used, or as a result of the modelled outcome being misunderstood or the use of such information for purposes for which it was not designed. In addition, if existing or potential customers or counterparties believe our risk management is inadequate, they could take their business elsewhere or seek to limit their transactions with us. This could harm our reputation as well as our operating results, financial condition and prospects.

As a commercial bank, one of the main types of risks inherent in our business is credit risk. For example, an important feature of our credit risk management system is to employ an internal credit rating system to assess the particular risk profile of a customer. As this process involves detailed analyses of the customer, taking into account both quantitative and qualitative factors, it is subject to human or IT systems errors. In exercising their judgment on current or future credit risk behavior of our customers, our employees may not always be able to assign an accurate credit rating, which may result in our exposure to higher credit risks than indicated by our risk rating system.

In addition, we continue to refine our credit policies and guidelines to address potential risks associated with particular industries or types of customers. However, we may not be able to timely detect all possible risks before they occur, or due to limited tools available to us, our employees may not be able to effectively implement them, which may increase our credit risk. Failure to effectively implement, consistently follow or continuously refine our credit risk management system may result in an increase in the level of non-performing loans and a higher risk exposure for us, which could have a material adverse effect on us.

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

Liquidity risk is the risk that we either do not have available sufficient financial resources to meet our obligations as they fall due or can secure them only at excessive cost. This risk is inherent in any retail and commercial banking business and can be heightened by a number of enterprise-specific factors, including over-reliance on a particular source of funding, changes in credit ratings or market-wide phenomena such as market dislocation. While we implement liquidity management processes to seek to mitigate and control these risks, unforeseen systemic market factors in particular make it difficult to eliminate completely these risks. Adverse and continued constraints in the supply of liquidity, including inter-bank lending, has affected and may materially and adversely affect the cost of funding our business, and extreme liquidity constraints may affect our current operations and our ability to fulfill regulatory liquidity requirements as well as limit growth possibilities.

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

We anticipate that our customers will continue, in the near future, to make short-term deposits (particularly demand deposits and short-term time deposits), and we intend to maintain our emphasis on the use of banking deposits as a source of funds. As of December 31, 2015, 98.5% of our customer deposits had remaining maturities of one year or less, or were payable on demand. A significant portion of our assets have longer maturities, resulting in a mismatch between the maturities of liabilities and the maturities of assets. Historically, one of our principal sources of funds has been time deposits. Time deposits represented 35.2% and 33.6% of our total liabilities and equity as of December 31, 2015 and 2014, respectively. The Chilean time deposit market is concentrated given the importance in size of various large institutional investors such as pension funds and corporations relative to the total size of the economy. As of December 31, 2015, the Bank’s top 20 time deposits represented 39.6% of total time deposits, or 9.8% of total liabilities and equity, and totaled U.S.$6.8 billion. No assurance can be given that future economic stability in the Chilean market will not negatively affect our ability to continue funding our business or to maintain our current levels of funding without incurring increased funding costs, a reduction in the term of funding instruments or the liquidation of certain assets. If this were to happen, we could be materially adversely affected.

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

Chilean banks are required by the General Banking Law to maintain regulatory capital of at least 8% of risk-weighted assets, net of required loan loss allowance and deductions, and paid-in capital and reserves (“basic capital”) of at least 3% of total assets, net of required loan loss allowances. As we are the result of the merger between two predecessors with a relevant market share in the Chilean market, we are currently required to maintain a minimum regulatory capital to risk-weighted assets ratio of 11%. As of December 31, 2015, the ratio of our regulatory capital to risk-weighted assets, net of loan loss allowance and deductions, was 13.4%. Certain developments could affect our ability to continue to satisfy the current capital adequacy requirements applicable to us, including:

•	the increase of risk-weighted assets as a result of the expansion of our business or regulatory changes;

•	the failure to increase our capital correspondingly;

•	losses resulting from a deterioration in our asset quality;

•	declines in the value of our investment instrument portfolio;

•	changes in accounting standards;

•	changes in provisioning guidelines that are charged directly against our equity or net income; and

•	changes in the guidelines regarding the calculation of the capital adequacy ratios of banks in Chile.

Chilean banks are gradually being required to adopt the guidelines set forth under the Basel III Capital Accord with adjustments incorporated by the SBIF once these changes are approved by the Chilean Congress in 2015 or 2016. Following this approval, Chilean banks will most likely have to fully comply with Basel III requirements by 2018 or 2019. This could result in a different level of minimum capital required to be maintained by us. According to initial estimates of the impact of market risk on regulatory capital, published by the SBIF for informational purposes only, our ratio of regulatory capital to risk-weighted assets, net of loan loss allowance and deductions, including an initial estimate of the adjustments for market risk was 12.0% as of December 31, 2015. No assurance can be given that the adoption of the Basel III capital requirements will not have a material impact on our capitalization ratio.

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

Beginning on March 30, 2016, banks must report these ratios to the Central Bank and the SBIF. The evolution of these indicators will be monitored for a 12 month period and adjustments to the required ratios could be made. The final limits and results should begin to be published in the second half of 2016. The initial limits banks must meet in order to comply with these new ratios have not been published yet. For this reason, we cannot yet determine the effect that the implementation of these models will have on our business. Such effect could be material and adverse if it materially increases the liquidity we are required to maintain.

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

The legal restrictions on the exposure of Chilean pension funds to different asset classes may affect our access to funding.

Chilean regulations impose a series of restrictions on how Chilean pension fund management companies (Administradora de Fondos de Pensión, or “AFPs”) may allocate their assets. In the particular case of financial issuers’ there are three restrictions, each involving different assets and different limits determined by the amount of assets in each fund and the market and book value of the issuer’s equity. As a consequence, limits vary within funds of AFPs and issuers. As of December 31, 2015, the AFP system had US$3,630 million invested in the Bank via equity, deposits and fixed income. According to the latest information published in December 2015, the AFPs still had the possibility of being able to invest another US$11,066 million in the Bank. If the exposure of any AFP to Santander-Chile exceeds the regulatory limits, we would need to seek alternative sources of funding, which could be more expensive and, as a consequence, may have a material adverse effect on our financial condition and results of operations.

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

If the judgment, estimates and assumptions we use in preparing our tax returns are subsequently found to be incorrect, there could be a material adverse effect on our results of operations.

Disclosure controls and procedures over financial reporting may not prevent or detect all errors or acts of fraud.

Disclosure controls and procedures over financial reporting are designed to provide reasonably assurance that information required to be disclosed by the company in reports filed or submitted under the Securities Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Any disclosure controls and procedures over financial reporting or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

These disclosure controls and procedures have inherent limitations, which include the possibility that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by any unauthorized override of the controls. Consequently, our businesses are exposed to risk from potential non-compliance with policies, employee misconduct or negligence and fraud, which could result in regulatory sanctions and serious reputational or financial harm. In recent years, a number of multinational financial institutions have suffered material losses due to the actions of ‘rogue traders’ or other employees. It is not always possible to deter employee misconduct and the precautions we take to prevent and detect this activity may not always be effective. Accordingly, because of the inherent limitations in the control system, misstatements due to error or fraud may occur and not be detected.

We engage in transactions with related parties that we believe are on an arm’s-length basis but others may use different criteria for determining that a transaction is at arm’s-length.

We and our affiliates have entered into a number of services agreements pursuant to which we render services, such as administrative, accounting, finance, treasury, legal services and others.

Chilean law applicable to public companies and financial groups and institutions and our bylaws provide for several procedures designed to ensure that the transactions entered into with or among our financial subsidiaries and/or affiliates do not deviate from prevailing market conditions for those types of transactions, including the requirement that our board of directors approve such transactions. Furthermore, all significant related party transactions must be approved by the Audit Committee and the Board. These significant transactions are also reported in our annual shareholders meeting. Please see note 34 of our Audited Consolidated Financial Statements and “Item 7. Major Shareholders and Related Party Transactions.”

We are likely to continue to engage in transactions with our affiliates. Future conflicts of interests between us and any of affiliates, or among our affiliates, may arise, which conflicts are not required to be and may not be resolved in our favor.

Operational risks, including risks relating to data collection, processing and storage systems and security are inherent in our business.

Like other financial institutions with a large customer base, we manage and hold confidential personal information of customers in the conduct of our banking operations, as well as a large number of assets. Accordingly, our businesses depend on the ability to process a large number of transactions efficiently and accurately, and on our ability to rely on our digital technologies, computer and email services, software and networks, as well as on the secure processing, storage and transmission of confidential and other information in our computer systems and networks. The proper functioning of financial control, accounting or other data collection and processing systems is critical to our businesses and to our ability to compete effectively. Losses can result from inadequate personnel, inadequate or failed internal control processes and systems, or from external events that interrupt normal business operations. We also face the risk that the design of our controls and procedures prove to be inadequate or are circumvented. Although we work with our clients, vendors, service providers, counterparties and other third parties to develop secure transmission capabilities and prevent against information security risk and cyber-attacks, we routinely exchange personal, confidential and proprietary information by electronic means, and we may be the target of attempted cyber-attacks. If we cannot maintain an effective data collection, management and processing system, we may be materially and adversely affected.

We take protective measures and continuously monitor and develop our systems to protect our technology infrastructure and data from misappropriation or corruption, but our systems, software and networks nevertheless may be vulnerable to unauthorized access, misuse, computer viruses or other malicious code and other events that could have a security impact. An interception, misuse or mishandling of personal, confidential or proprietary information sent to or received from a client, vendor, service provider, counterparty or third party could result in legal liability, regulatory action and reputational harm. There can be no assurance that we will not suffer material losses from operational risk in the future, including those relating to cyber-attacks or other such security breaches. Further, as cyber-attacks continue to evolve, we may incur significant costs in its attempt to modify or enhance our protective measures or investigate or remediate any vulnerability. Any material disruption or slowdown of our systems could cause information, including data related to customer requests, to be lost or to be delivered to our clients with delays or errors, which could reduce demand for our services and products and could materially and adversely affect us.

We have seen in recent years computer systems of companies and organizations being targeted, not only by cyber criminals, but also by activists and rogue states. We have been and continue to be subject to a range of cyber-attacks, such as denial of service, malware and phishing. Cyber-attacks could give rise to the loss of significant amounts of customer data and other sensitive information, as well as significant levels of liquid assets (including cash). In addition, cyber-attacks could give rise to the disablement of our information technology systems used to service our customers. As attempted attacks continue to evolve in scope and sophistication, we may incur significant costs in our attempt to modify or enhance our protective measures against such attacks, or to investigate or remediate any vulnerability or resulting breach, or in communicating cyber-attacks to our customers. If we fail to effectively manage our cyber security risk, e.g. by failing to update our systems and processes in response to new threats, this could harm our reputation and adversely affect our operating results, financial condition and prospects through the payment of customer compensation, regulatory penalties and fines and/or through the loss of assets. In addition, we may also be subject to cyber-attacks against the critical infrastructure of Chile. Our information technology systems are dependent on such national critical infrastructure and any cyber-attack against such critical infrastructure could negatively affect our ability to service our customers. As we do not operate such national critical infrastructure, we have limited ability to protect our information technology systems from the adverse effects of such a cyber-attack.

We manage and hold confidential personal information of customers in the conduct of our banking operations. Although we have procedures and controls to safeguard personal information in our possession, unauthorized disclosures could subject us to legal actions and administrative sanctions as well as damages that could materially and adversely affect our results of operations, financial condition and prospects.

In addition, our businesses are exposed to risk from potential non-compliance with policies, employee misconduct or negligence and fraud, which could result in regulatory sanctions and serious reputational or financial harm. In recent years, a number of multinational financial institutions have suffered material losses due to the actions of ‘rogue traders’ or other employees. It is not always possible to deter or prevent employee misconduct, and the precautions we take to prevent and detect this activity may not always be effective. In addition, we may be required to report events related to information security issues (including any cyber security issues), events where customer information may be compromised, unauthorized access and other security breaches, to the regulatory authorities.

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

Third party vendors provide key components of our business infrastructure such as loan and deposit servicing systems, internet connections and network access. Third parties can be sources of operational risk to us, including with respect to security breaches affecting such parties. We are also subject to risk with respect to security breaches affecting the vendors and other parties that interact with our third party vendors. As our interconnectivity with these third parties increases, we increasingly face the risk of operational failure with respect to their systems. We may be required to take steps to protect the integrity of our operational systems, thereby increasing our operational costs and potentially decreasing customer satisfaction. Any problems caused by these third parties, including as a result of their not providing us their services for any reason, their performing their services poorly or employee misconduct, could adversely affect our ability to deliver products and services to customers and otherwise to conduct business. Replacing these third party vendors could also entail significant delays and expense.

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

We have developed policies and procedures aimed at detecting and preventing the use of our banking network for money laundering and other financial crime related activities. These require implementation and embedding within our business effective controls and monitoring, which in turn requires on-going changes to systems and operational activities. Financial crime is continually evolving and subject to increasingly stringent regulatory oversight and focus. This requires proactive and adaptable responses from us so that we are able to effectively deter threats and criminality. Even known threats can never be fully eliminated, and there will be instances where we may be used by other parties to engage in money laundering and other illegal or improper activities. In addition, we rely heavily on our employees to assist us by spotting such activities and reporting them, and our employees have varying degrees of experience in recognizing criminal tactics and understanding the level of sophistication of criminal organizations. Where we outsource any of our customer due diligence, customer screening or anti financial crime operations, we remain responsible and accountable for full compliance and any breaches. If we are unable to apply the necessary scrutiny and oversight, there remains a risk of regulatory breach.

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

We face risk of loss from legal and regulatory proceedings, including tax proceedings, that could subject us to monetary judgments, regulatory enforcement actions, fines and penalties. The current regulatory environment in the jurisdictions in which we operate reflects an increased supervisory focus on enforcement, combined with uncertainty about the evolution of the regulatory regime, and may lead to material operational and compliance costs.

We are from time to time subject to certain claims and party to certain legal proceedings incidental to the normal course of our business, including in connection with conflicts of interest, lending activities, relationships with our employees and other commercial or tax matters. In view of the inherent difficulty of predicting the outcome of legal matters, particularly where the claimants seek very large or indeterminate damages, or where the cases present novel legal theories, involve a large number of parties or are in the early stages of discovery, we cannot state with confidence what the eventual outcome of these pending matters will be or what the eventual loss, fines or penalties related to each pending matter may be. We believe that we have made adequate reserves related to the costs anticipated to be incurred in connection with these various claims and legal proceedings. See note 20 of our Audited Consolidated Financial Statements. However, the amount of these provisions is substantially less than the total amount of the claims asserted against us and in light of the uncertainties involved in such claims and proceedings, there is no assurance that the ultimate resolution of these matters will not significantly exceed the reserves currently accrued by us. As a result, the outcome of a particular matter may be material to our operating results for a particular period, depending upon, among other factors, the size of the loss or liability imposed and our level of income for that period.

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

Market practices and documentation for derivative transactions in Chile may differ from those in other countries. For example, documentation may not incorporate terms and conditions of derivatives transactions as commonly understood in other countries. In addition, the execution and performance of these transactions depend on our ability to maintain adequate control and administration systems and to hire and retain qualified personnel. Moreover, our ability to adequately monitor, analyze and report derivative transactions continues to depend, to a great extent, on our information technology systems. This factor further increases the risks associated with these transactions and could have a material adverse effect on us.

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

Large-denominations of funding from time deposits from institutional investors may, under some circumstances, be a less stable source of funding than savings and bonds, such as during periods of significant changes in market interest rates for these types of deposit products and any resulting increased competition for such funds. As of December 31, 2015 short-term funding from institutional investors totaled US$ 3.0 billion or 6.1% of total liabilities and equity. The liquidity crisis triggered by the U.S. subprime market impacted global markets and affected sources of funding, including time deposits. Although our results of operations and financial position have not suffered a significant impact as a consequence of the recent credit market instability in the U.S., future market instability in the U.S. or in European markets, specifically the Spanish market, may negatively affect our ability to continue funding our business or maintain our current levels of funding without incurring higher funding costs or having to liquidate certain assets.

If we are unable to manage the growth of our operations, this could have an adverse impact on our profitability.

We allocate management and planning resources to develop strategic plans for organic growth, and to identify possible acquisitions and disposals and areas for restructuring our businesses. From time to time, we evaluate acquisition and partnership opportunities that we believe offer additional value to our shareholders and are consistent with our business strategy. However, we may not be able to identify suitable acquisition or partnership candidates, and our ability to benefit from any such acquisitions and partnerships will depend in part on our successful integration of those businesses. Any such integration entails significant risks such as unforeseen difficulties in integrating operations and systems and unexpected liabilities or contingencies relating to the acquired businesses, including legal claims. We can give no assurances that our expectations with regards to integration and synergies will materialize. We also cannot provide assurance that we will, in all cases, be able to manage our growth effectively or deliver our strategic growth objectives. Challenges that may result from our strategic growth decisions include our ability to:

•	manage efficiently the operations and employees of expanding businesses;

•	maintain or grow our existing customer base;

•	assess the value, strengths and weaknesses of investment or acquisition candidates, including local regulation that can reduce or eliminate expected synergies;

•	finance strategic investments or acquisitions;

•	fully integrate strategic investments, or newly-established entities or acquisitions in line with its strategy;

•	align our current information technology systems adequately with those of an enlarged group;

•	apply our risk management policy effectively to an enlarged group; and

•	manage a growing number of entities without over-committing management or losing key personnel.

Any failure to manage growth effectively, including relating to any or all of the above challenges associated with our growth plans, could have a material adverse effect on our operating results, financial condition and prospects.

In addition, any acquisition or venture could result in the loss of key employees and inconsistencies in standards, controls, procedures and policies.

Moreover, the success of the acquisition or venture will at least in part be subject to a number of political, economic and other factors that are beyond our control. Any of these factors, individually or collectively, could have a material adverse effect on us.

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

The Chilean Government enacted in 2014 and again in 2015 a reform to the tax and other assessment regimes to which we are subject in order to finance greater expenditure in education. The most important changes approved were:

1.	A corporation such as Banco Santander Chile with a majority of shareholders that are incorporated entities is obliged to adhere to the sistema integrado parcial (SIP or partially integrated tax system). The statutory tax rate will rise to 25.5% in 2016 and 27% in 2017 and onward, with personal taxes paid on a dividend basis, therefore retaining some benefits for shareholders of companies that reinvest profits.

2.	The Taxable Profits Fund (FUT), a mechanism that gives shareholders tax exemptions on reinvested profits, will be eliminated in fiscal 2018.

3.	Decree-Law 600, which gives foreign investors certain tax and other guarantees, will be replaced by a new law, yet to be designed.

4.	The maximum personal income tax rate will be reduced from 40% to 35%, starting in 2018.

5.	An increase in stamp tax from 0.45% to 0.8% in 2016.

6.	Lowering of VAT exemption for construction of houses up to 2,000 UF to 225 UF per dwelling.

7.	Charge VAT tax on real estate transactions beginning in 2016. VAT tax is 20% in Chile.

8.	Extension of certain tax benefits and simplified accounting for companies with annual sales lower than 50,000 UF.

9.	Withholding tax on dividends paid to ADR holders remains unchanged at 35% with the statutory corporate tax rate paid by the company still available as credit to the withholding tax.

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

Negative and fluctuating economic conditions, such as slowing or negative growth and a changing interest rate and inflationary environment, impact our profitability by causing lending margins to decrease and credit quality to decline and leading to decreased demand for higher margin products and services. Negative and fluctuating economic conditions in Chile could also result in government defaults on public debt. This could affect us in two ways: directly, through portfolio losses, and indirectly, through instabilities that a default in public debt could cause to the banking system as a whole, particularly since commercial banks’ exposure to government debt is high in Chile.

In addition, our revenues are subject to risk of loss from unfavorable political and diplomatic developments, social instability, and changes in governmental policies, including expropriation, nationalization, international ownership legislation, interest-rate caps and tax policies.

No assurance can be given that our growth, asset quality and profitability will not be adversely affected by volatile macroeconomic and political conditions in Chile.

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

If these nations’ economic conditions deteriorate, the economy in Chile, as both a neighboring country and a trading partner, could also be affected and could experience slower growth than in recent years, with possible adverse impact on our borrowers and counterparties. If this were to occur, we would potentially need to increase our allowances for loan losses, thus affecting our financial results, our results of operations and the price of our securities. As of December 31, 2015, approximately 4.3% of our assets were held abroad. There can be no assurance that the ongoing effects of the global financial crisis will not negatively impact growth, consumption, unemployment, investment and the price of exports in Chile. Crises and political uncertainties in other Latin American countries could also have an adverse effect on Chile, the price of our securities or our business.

Chile has considerable economic ties with China. In 2015, 26.3% of Chile’s exports went to China, mainly copper. China’s economy has grown at a strong pace in recent times, but a slowdown in economic activity in China may affect Chile’s GDP and export growth as well as the price of copper, which is Chile’s main export.

Chile is also involved in an international litigation with Bolivia regarding maritime borders. We cannot assure you that crises and political uncertainty in other Latin American countries will not have an adverse effect on Chile, the price of our securities or our business.

Fluctuations in the rate of inflation may affect our results of operations.

High levels of inflation in Chile could adversely affect the Chilean economy and have an adverse effect on our business, financial condition and results of operations. Extended periods of deflation could also have an adverse effect on our business, financial condition and results of operations. In 2009, Chile experienced deflation of 1.4% as the global economy contracted. In 2015, CPI inflation was 4.4% compared to 4.7% in 2014.

Our assets and liabilities are denominated in Chilean pesos, UF and foreign currencies. The UF is revalued in monthly cycles. On each day in the period beginning on the tenth day of any given month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect a proportionate amount of the change in the Chilean Consumer Price Index during the prior calendar month. For more information regarding the UF, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Impact of Inflation.” Although we benefit from inflation in Chile due to the current structure of our assets and liabilities (i.e., a significant portion of our loans are indexed to the inflation rate, but there are no corresponding features in deposits, or other funding sources that would increase the size of our funding base), there can be no assurance that our business, financial condition and result of operations in the future will not be adversely affected by changing levels of inflation, including from extended periods of inflation that adversely affect economic growth or periods of deflation.

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

Year	Exchange rate (Ch$) at year end	Devaluation (Appreciation) (%)
2011	521.46	11.3
2012	478.60	(8.2)
2013	523.76	9.4
2014	607.38	16.0
2015	707.34	16.5
2016 (until April 28, 2016)	668.49	5.5

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

On November 20, 2013, the Chilean Congress approved new legislation to reduce the maximum rates that can be charged on loans. This new legislation is aimed at loans of less than UF 200 (U.S.$7,241) and with a term of more than 90 days, and thus includes consumer loans in installments, lines of credit and credit card lines. Previously, the maximum interest rate for loans of less than UF 200 and with a term of more than 90 days was calculated as the average rate of all transactions undertaken within the banking industry over the previous month of loans of less than UF 200 and with a term of more than 90 days, multiplied by a factor of 1.5. The average and maximum rates are published daily by the SBIF. On December 13, 2013, the SBIF published the new maximum rates for loans between UF 0 and UF 50 (US$1,810). The new maximum rate was 47.91%, compared to 53.85% as of September 30, 2013. The objective is to lower the maximum rate to a level closer to the average interest rate for loans between UF 200 (US$7,241) to UF 5,000 (US$181,047) plus 21%, unless the flow of new loans in the industry decreases by 10%-20%, in which case the reduction will be partially or completely suspended until the next period. As of December 31, 2014, the maximum rate for loans between UF 0 and UF 50 (US$1,810) was 38.63%. By year-end 2015 the maximum rate was 36.66%, close to the level the authorities are seeking for loans of this size.

On December 13, 2013, the SBIF published the new maximum rates for loans between UF 50 (US$1,810) and UF 200 (US$7,241). The new maximum rate was 45.91%, compared to 53.85% as of September 30, 2013. The objective is to lower the maximum rate to a level closer to the average interest rate for loans between UF 200 (US$7,241) to UF 5,000 (US$181,047) plus 14%, unless the flow of new loans in the industry decreases by 10%-20%, in which case the reduction will be partially or completely suspended until the next period. As of December 31, 2014, the maximum rate for loans between UF 50 and UF 200 (US$7,241) was 36.63%. By year-end 2015 the maximum rate was 36.66%, close to the level the authorities are seeking for loans of this size.

In March 2012, a bill aimed at giving additional enforcement powers to the SERNAC (Chile’s Consumer Protection Agency) regarding financial services became effective and created the SERNAC Financiero, a specific consumer protection agency for the financial industry. The SERNAC Financiero has powers to supervise and regulate Bank products and services. The creation of the SERNAC Financiero has also resulted in additional scrutiny regarding prices and contracts for financial products and services, making it more difficult to raise prices and increasing competition among bank and non-bank competitors. The government is currently discussing with the Chilean Congress a bill to again reform the SERNAC Financiero and its powers. No assurance can be given that these changes will not have a material impact on our fee income.

The SBIF and the Ministry of Finance are currently drafting a new General Banking Law that is expected to be submitted to the Chilean Congress in 2016. Among other things, the new banking law is expected to include clearer guidelines for the adoption of Basel III regulations in Chile and new regulations regarding the SBIF’s corporate governance. Although we currently have a regulatory capital ratio of 13.4% as of December 31, 2015, this change could require us to inject additional capital to our business in the future. According to initial estimates of the impact of market risk on regulatory capital, published for informational purposes only by the SBIF, our ratio of regulatory capital to risk-weighted assets, net of loan loss allowance and deductions, including an initial estimate of the adjustments for market risk was 12.0% as of December 31, 2015. No assurance can be given that these changes will not have a material impact on our capitalization ratio.

A change in labor laws in Chile or a worsening of labor relations in the Bank could impact our business.

As of December 31, 2015 on a consolidated basis, we had 11,723 employees, of which 71.3% were unionized. In March 2014, a new collective bargaining agreement was signed with the main unions, which became effective on January 1, 2014, and which will expire on December 31, 2018. We generally apply the terms of our collective bargaining agreement to unionized and non-unionized employees. We have traditionally had good relations with our employees and their unions, but we cannot assure you that in the future, a strengthening of cross-industry labor movements will not materially and adversely affect our business, financial condition or results of operations.

Congress passed a new labor law in 2016. The main points included in this law are:

•	Expands the scope of collective bargaining. Currently some groups of workers are excluded from the collective bargaining process.

•	Legalizes industry-wide unions.

•	Gives union has sole collective bargaining rights. The ability of non-union groups to negotiate a collective bargaining agreement is eliminated.

•	Expands workers ability to switch unions and gives workers the same rights under a collective bargaining agreement if they affiliate themselves post-negotiations.

•	Expand the right to greater information of unions including the wages of each worker included in a collective bargaining agreement.

•	Simplifies the standard collective bargaining process.

•	Collective bargaining agreements must last maximum three years instead of four.

•	Eliminate the ability of the employer to replace workers on strike and establishes minimum service guidelines that workers must respect.

•	Establishes the current collective bargaining agreement as the bargaining floor for future collective bargaining agreements.

•	Amplifies the matters that can be negotiated in collective bargaining.

•	Greater hours for training of union representatives.

•	Strengthen the participation of women in unions.

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

Santander Spain, our controlling shareholder, controls Santander-Chile through its holdings in Teatinos Siglo XXI Inversiones S.A. and Santander Chile Holding S.A., which are controlled subsidiaries. Santander Spain has control over 67.18% of our shares and actual participation, excluding non-controlling shareholders that participate in Santander Chile Holding, S.A. of 67.12%.

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

Our ADSs are listed and traded on the NYSE. Our common stock is listed and traded on the Santiago Stock Exchange, the Chile Electronic Stock Exchange and the Valparaiso Stock Exchange, which we refer to collectively as the Chilean Stock Exchanges, although the trading market for the common stock is small by international standards. At December 31, 2015, we had 188,446,126,794 shares of common stock outstanding. The Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. According to Article 14 of the Ley de Mercado de Valores, Ley No. 18,045, or the Chilean Securities Market Law, the Superintendencia de Valores y Seguros, or the Superintendency of Securities and Insurance, may suspend the offer, quotation or trading of shares of any company listed on one or more Chilean Stock Exchanges for up to 30 days if, in its opinion, such suspension is necessary to protect investors or is justified for reasons of public interest. Such suspension may be extended for up to 120 days. If, at the expiration of the extension, the circumstances giving rise to the original suspension have not changed, the Superintendency of Securities and Insurance will then cancel the relevant listing in the registry of securities. In addition, the Santiago Stock Exchange may inquire as to any movement in the price of any securities in excess of 10% and suspend trading in such securities for a day if it deems necessary.

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

Overview

We are the largest bank in Chile in terms of total assets and loans. As of December 31, 2015, we had total assets of Ch$34,637,660 million (U.S.$48,937 million), outstanding loans, net of allowances for loan losses of Ch$24,538,456 million (U.S.$34,669 million), total deposits of Ch$19,538,888 million (U.S.$ 27,605 million) and equity of Ch$2,802,555 million (U.S.$3,960 million). As of December 31, 2015, we employed 11,723 people. We have a leading presence in all the major business segments in Chile, and the largest distribution network with national coverage spanning across all the country, including the only privately owned bank with a branch in Easter Island. We offer unique transaction capabilities to clients through our 471 branches and 1,536 ATMs. Our headquarters are located in Santiago and we operate in every major region of Chile.

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

Our principal executive offices are located at Bandera 140, 20th floor, Santiago, Chile. Our telephone number is +562-320-2000 and our website is www.santander.cl. None of the information contained on our website is incorporated by reference into, or forms part of, this Annual Report. Our agent for service of process in the United States is CT Corporation, located at 111 Eighth Avenue, 13th Floor, New York, New York 10011.

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

B.	Business Overview

We have 471 total branches, 276 of which are operated under the Santander brand name, with the remaining branches under certain specialty brand names, including 67 under the Santander Banefe brand name, 53 under the Select brand name, 8 specialized branches for the Middle Market and 67 as auxiliary and payment centers. We provide a full range of financial services to corporate and individual customers. We divide our clients into the following groups: (i) Retail banking, (ii) Middle-market, (iii) Global Corporate Banking and (iv) Corporate Activities (“Other”).

The Bank has the reportable segments noted below (see “Segmentation Criteria” for further information):

Retail Banking

Consists of individuals and small to middle-sized entities (SMEs) with annual sales less than Ch$2,000 million (US$2.8 million). This segment gives customers a variety of services, including consumer loans, credit cards, auto loans, commercial loans, foreign exchange, mortgage loans, debit cards, checking accounts, savings products, mutual funds, stock brokerage, and insurance brokerage. Additionally, the SME clients are offered government-guaranteed loans, leasing and factoring.

Middle-market

This segment serves companies and large corporations with annual sales exceeding Ch$2,000 million (US$2.8 million). It serves institutions such as universities, government entities, local and regional governments and companies engaged in the real estate industry who carry out projects to sell properties to third parties and annual sales exceeding Ch$800 million (US$1.1million) with no upper limit. The companies within this segment have access to many products including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, savings products, mutual funds, and insurance brokerage. Also companies in the real estate industry are offered specialized services to finance projects, chiefly residential, with the aim of expanding sales of mortgage loans.

Global Corporate Banking

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

This segment also consists of a Treasury Division which provides sophisticated financial products, mainly to companies in the Middle-market segment and Global Corporate Banking. These include products such as short-term financing and fund raising, brokerage services, derivatives, securitization and other tailor-made products. The Treasury Division may broker transactions and also manages the Bank’s investment portfolio.

Corporate Activities (“Other”)

This segment mainly includes our Financial Management Division, which develops global management functions, including managing inflation rate risk, foreign currency gaps, interest rate risk and liquidity risk. Liquidity risk is managed mainly through wholesale deposits, debt issuances and the Bank’s available-for-sale portfolio. This segment also manages capital allocation by unit. These activities usually result in a negative contribution to income.

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

The tables below show the Bank’s results by reporting segment for the year ended December 31, 2015, in addition to the corresponding balances of loans and accounts receivable from customers:

		As of December 31, 2015
	Loans and accounts receivable from customers (1)	Net interest income	Net fee and commission income	Financial transactions, net (2)	Provision for loan losses	Support expenses (3)	Segment`s net contribution
				Ch$mn

Retail Banking	17,034,707	873,026	190,380	16,245	(332,657)	(533,086)	213,908
Middle-market	6,006,282	229,812	28,537	17,897	(26,147)	(77,261)	172,838
Global Corporate Banking	2,178,643	85,553	15,231	50,327	(28,426)	(49,533)	73,152
Other	81,125	66,815	3,479	61,030	(12,047)	(1,328)	117,949
Total	25,300,757	1,255,206	237,627	145,499	(399,277)	(661,208)	577,847

Other operating income							6,439
Other operating expenses and impairment							(58,750)
Income from investments in associates and other companies							2,588
Income tax expense							(76,395)
Net income for the year							451,729

(1) Corresponds to loans and accounts receivable from customers, without deducting their allowances for loan losses.

(2) Corresponds to the sum of the net income from financial operations and the foreign exchange profit or loss.

(3) Corresponds to the sum of personnel salaries and expenses, administrative expenses, depreciation and amortization.

Operations through Subsidiaries

Today, the General Banking Law permits us to directly provide the leasing and financial advisory services that we could formerly offer only through our subsidiaries, to offer investment advisory services outside of Chile and to undertake activities that we could not formerly offer directly or through subsidiaries, such as factoring, securitization, foreign investment funds, custody and transport of securities and insurance brokerage services. For the twelve–month period ended December 31, 2015, our subsidiaries collectively accounted for 0.8% of our total consolidated assets.

		Percent ownership share As of December 31,
		2015			2014			2013
Name of the Subsidiary	Main activity	Direct	Indirect	Total	Direct	Indirect	Total	Direct	Indirect	Total
		%	%	%	%	%	%	%	%	%
Santander Corredora de Seguros Limitada	Insurance brokerage	99.75	0.01	99.76	99.75	0.01	99.76	99.75	0.01	99.76
Santander Corredores de Bolsa Limitada(*)	Financial instruments brokerage	50.59	0.41	51.00	50.59	0.41	51.00	50.59	0.41	51.00
Santander Agente de Valores Limitada	Securities brokerage	99.03	-	99.03	99.03	–	99.03	99.03	–	99.03
Santander S.A. Sociedad Securitizadora	Purchase of credits and issuance of debt instruments	99.64	-	99.64	99.64	–	99.64	99.64	–	99.64
Santander Servicios de Recaudación y Pagos Limitada (**)	Support society, making and receiving payments	-	-	-	–	–	–	99.90	0.10	100.00

(*)	On June 19, 2015, Santander Corredores de Bolsa Limitada, our stock brokerage company changed its corporate structure to that of a limited liability company.

(**)	From May 1, 2014, this entity was absorbed by the Bank, with authorization for this transaction obtained from the SBIF on March 26, 2014.

The following companies have been consolidated based on the determination that they are controlled by the Bank, in accordance with IFRS 10 Consolidated Financial Statements:

-	Santander Gestión de Recaudación y Cobranza Limitada (collection services)

-	Bansa Santander S.A. (management of repossessed assets and leasing of properties)

During 2015, Multinegocios S.A. (management of sales force), Servicios Administrativos y Financieros Limitada (management of sales force) and Multiservicios de Negocios Limitada (call center) have ceased rendering sales services to the Bank and the Bank no longer controls their relevant activities. Therefore as of June 30, 2015, these entities have not been consolidated. As of August 1, 2014, Servicios de Cobranza Fiscalex Limitada was absorbed by Santander Gestión de Recaudación y Cobranza Limitada.

Competition

Overview

The Chilean financial services market consists of a variety of largely distinct sectors. The most important sector, commercial banking, includes a number of privately-owned banks and one public–sector bank, Banco del Estado de Chile (which operates within the same legal and regulatory framework as the private sector banks). The private-sector banks include local banks and a number of foreign-owned banks operating in Chile. The Chilean banking system is comprised of 24 banks, including one public-sector bank. The four largest banks accounted for 64.2% of all outstanding loans by Chilean financial institutions as of December 31, 2015 (excluding assets held abroad by Chilean banks).

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

The following tables set out certain statistics comparing our market position to that of our peer group, defined as the five largest banks in Chile in terms of total loans as of December 31, 2015 (excluding assets held by Chilean banks abroad).

	As of December 31, 2015, unless otherwise noted
	Market Share	Rank
Commercial loans	17.2%	2
Consumer loans	23.3%	1
Residential mortgage loans	21.5%	1
Total loans	19.1%	1
Deposits	18.4%	1
Credit card issued	15.4%	3
Checking accounts	20.1%	3
Branches	20.2%	1

Source: SBIF

Loans

As of December 31, 2015, our loan portfolio was the largest among Chilean banks. Our loan portfolio, including interbank loans, represented 19.1% of the market for loans in the Chilean financial system as of such date. The following table sets forth our and our peer group’s market shares in terms of loans (excluding assets held by Chilean banks abroad).

	As of December 31, 2015
Loans	Ch$ million	U.S.$ million	Market Share
Santander-Chile	25,300,757	$35,746	19.1%
Banco de Chile	24,953,505	$35,255	18.8%
Banco del Estado de Chile	18,349,962	$25,925	13.8%
Banco de Crédito e Inversiones	16,610,278	$23,467	12.5%
Corpbanca	9,049,012	$12,785	6.8%
BBVA, Chile	9,030,380	$12,758	6.8%
Others	29,371,427	$41,497	22.2%
Chilean financial system	132,665,321	$187,433	100.0%

Source: SBIF

Deposits

We had a 18.4% market share in deposits, ranking first among banks in Chile as of December 31, 2015. Deposit market share is based on total time and demand deposits as of the respective dates. The following table sets forth our and our peer group’s market shares in terms of deposits (excluding assets held by Chilean banks abroad).

	As of December 31, 2015
Deposits	Ch$ million	U.S.$ million	Market Share
Santander-Chile	19,538,888	$27,605	18.4%
Banco de Chile	18,234,740	$25,763	17.1%
Banco del Estado de Chile	19,155,750	$27,064	18.0%
Banco de Crédito e Inversiones	13,256,952	$18,730	12.5%
Corpbanca	6,908,722	$9,761	6.5%
BBVA, Chile	6,689,730	$9,451	6.3%
Others	22,541,487	$31,847	21.2%
Chilean financial system	106,326,269	$150,221	100.0%

Source: SBIF. Information as of Dec. 2015, except for information for Banco de Crédito e Inversiones, which is as of Nov. 2015 due to incorrect figures published by the SBIF for Banco de Crédito e Inversiones for Dec. 2015.

Total equity

With Ch$2,764,880 million (U.S.$3,906 million) in equity in Chilean Bank GAAP as of December 31, 2015, we were the largest commercial bank in Chile in terms of shareholders’ equity. The following table sets forth our and our peer group’s shareholders’ equity.

	As of December 31, 2015
Total Equity	Ch$ million	U.S.$ million	Market Share
Santander-Chile	2,764,880	3,906	17.9%
Banco de Chile	2,740,087	3,871	17.8%
Banco del Estado de Chile	1,493,967	2,111	9.7%
Banco de Crédito e Inversiones	2,000,525	2,826	13.0%
Corpbanca	1,497,579	2,116	9.7%
BBVA, Chile	766,384	1,083	5.0%
Others	4,149,232	5,862	26.9%
Chilean financial system	15,412,654	21,775	100.0%

Source: SBIF.

Efficiency

As of December 31, 2015, we were the most efficient bank in our peer group. The following table sets forth our and our peer group’s efficiency ratio (defined as operating expenses as a percentage of operating revenue, which is the aggregate of net interest income, fees and income from services (net), net gains from mark–to–market and trading, exchange differences (net) and other operating income (net)) in 2015.

Efficiency ratio as defined by the SBIF	As of December 31, 2015
Santander-Chile	43.8%
Banco de Chile	44.0%
Banco del Estado de Chile	63.1%
Banco de Crédito e Inversiones	50.1%
BBVA, Chile	53.1%
Corpbanca	50.7%
Chilean financial system	50.8%

Source: SBIF.

Net income for the period attributable to equity holders

In 2015, we were the second largest bank in Chile in terms of net income attributable to shareholders of Ch$448,878 million (U.S.$634 million) measured under Chilean Bank GAAP. The following table sets forth our and our peer group’s net income.

	As of December 31, 2015
Net income attributable to equity holders	Ch$ million	U.S.$ million	Market Share
Santander-Chile	448,878	634	20.9%
Banco de Chile	558,995	790	26.1%
Banco de Crédito e Inversiones	330,819	467	15.4%
Corpbanca	201,771	285	9.4%
BBVA, Chile	89,063	126	4.2%
Banco del Estado de Chile	112,583	159	5.3%
Others	401,600	567	18.7%
Chilean financial system	2,143,709	3,028	100.0%

Source: SBIF.

Return on equity

As of December 31, 2015, we were the third most profitable bank in our peer group (as measured by return on period-end equity under Chilean Bank GAAP) and the most capitalized bank as measured by the Chilean BIS ratio. The following table sets forth our and our peer group’s return on average equity and BIS ratio.

	Return on period-end equity as of December 31, 2015	BIS Ratio as of December 31, 2015
Santander-Chile	16.4%	13.4%
Banco de Chile	20.4%	12.6%
Banco del Estado de Chile	8.2%	11.7%
Banco de Crédito e Inversiones	16.5%	12.0%
BBVA, Chile	11.6%	11.5%
Corpbanca	15.0%	9.5%
Chilean Financial System	14.2%	12.6%

Source: SBIF.

Asset Quality

As of December 31, 2015, we had the second-highest non-performing loan to loan ratio in our peer group. The following table sets forth our and our peer group’s non-performing loan ratio as defined by the SBIF as of December 31, 2015.

Non-performing loans / total loans(1) as of December 31, 2015
Santander-Chile	2.54%
Banco de Chile	1.20%
Banco del Estado de Chile	3.00%
Banco de Crédito e Inversiones	1.48%
BBVA, Chile	1.41%
Corpbanca	1.32%
Chilean financial system	1.86%

Source: SBIF.

(1)	Excluding interbank loans.

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

Any person wishing to acquire, directly or indirectly, 10.0% or more of the share capital of a bank must obtain the prior approval of the SBIF. Absent such approval, the acquirer of shares so acquired will not have the right to vote. The SBIF may only refuse to grant its approval, based on specific grounds set forth in the General Banking Law.

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

Deposit Insurance

The Chilean government guarantees up to 90.0% of the principal amount of certain time and demand deposits and savings accounts held by natural persons with a maximum value of UF120 per person (Ch$3,075,490 or U.S.$4,345 as of December 31, 2015) per calendar year in the entire financial system.

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

Minimum Capital

Under the General Banking Law, a bank is required to have a minimum of UF800,000 (approximately Ch$20,503,272 million or U.S.$28.9 million as of December 31, 2015) of paid-in capital and reserves, calculated in accordance with Chilean GAAP, regulatory capital of at least 8% of its risk weighted assets, net of required allowances, and paid in capital and reserves of at least 3% of its total assets, net of required allowances, as calculated in accordance with Chilean GAAP.

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

Capital Adequacy Requirements

According to the General Banking Law, each bank should have regulatory capital of at least 8.0% of its risk-weighted assets, net of required allowances. The calculation of risk weighted assets is based on a five-category risk classification system for bank assets that is based on the Basel Committee recommendations. The SBIF is expected to implement in 2016 the Basel III capital standards in Chile, which will includes the implementation of capital limits with market risk and operational risk-weighted assets. These changes must be approved by the Chilean Congress, as it involves a modification to the General Banking Law.

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

These above changes have been implemented in 2016. We also expect the SBIF in 2016 to publish new expected loss models for consumer and commercial loans assessed on a group basis.

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

Additionally, a Chilean bank may invest in foreign securities whose rating is equal to or exceeds those mentioned in Table 3 below in: (i) demand deposits with foreign banks, including overnight deposits in a single entity; and (ii) securities issued or guaranteed by sovereign states or their central banks or securities issued or guaranteed by foreign entities within the Chilean State, though investment will be subject to the limits by issuer up to 30% and 50%, respectively, of the regulatory capital of the Chilean bank that makes the investment. If these foreign securities do not have a rating, the individual limit will be 10% of regulatory capital.

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

“Mortgage Bonds”

In 2012, the mortgage-covered bond legislation was approved by the Chilean Congress. These bonds, known as “mortgage bonds,” are debt backed by the company that sells them, as well as by a pool of mortgages that in the event of insolvency the pool of mortgages are auctioned with the corresponding mortgage bond. Unlike covered bonds, they are not be limited to banks. These bonds, if bought by banks, are available for immediate liquidity in the

Central Bank liquidity window and have other restrictions as to the type of mortgage they will be funding, i.e. mortgage loans with loan-to-values of maximum 80%.

U.S. Banking Regulation - Volcker Rule

On July 21, 2010, the United States enacted the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), which provides a broad framework for significant regulatory changes that extend to almost every area of U.S. financial regulation. Within the Dodd-Frank Act, the Volcker Rule prohibits “banking entities” from engaging in certain forms of proprietary trading or from sponsoring, investing in or entering into certain credit-related transactions with related covered funds, in each case subject to certain limited exceptions. The term “covered fund” is defined very broadly to include traditional hedge funds, private equity funds, certain securitization vehicles and other entities that must rely on Section 3(c)(1) or 3(c)(7) of the U.S. Investment Company Act of 1940 for an exemption under that Act, as well as certain similar foreign funds. The Volcker Rule became effective in July, 2012 and in December, 2013 U.S. regulators issued final rules implementing the Volcker Rule. The statute and final rules also contain exclusions and certain exemptions for market-making, hedging, underwriting, trading in U.S. government and agency obligations as well as certain foreign government obligations, and trading solely outside the United States, and also permit certain ownership interests in certain types of funds to be retained. Banking entities such as Banco Santander Parent must bring their activities and investments worldwide into compliance with the requirements of the Volcker Rule by the end of the conformance period applicable to each requirement.

In general, all banking entities were required to conform to the requirements of the Volcker Rule, except for provisions related to certain funds, and to implement a compliance program by July 21, 2015. In December 2014, the Federal Reserve Board issued an order extending the Volcker Rule’s general conformance period until July 21, 2016 for investments in and relationships with covered funds and certain foreign funds that were in place on or prior to December 31, 2013 (“legacy covered funds”), and stated its intention to grant a final one-year extension of the general conformance period, to July 21, 2017, for banking entities to conform ownership interests in and relationships with legacy covered funds. This extension of the conformance period does not apply to the July 21, 2015 imposition of the Volcker Rule’s prohibitions on proprietary trading or to any investments in and relationships with covered funds put in place after December 31, 2013. Banco Santander Parent, including Santander Chile, has assessed how the final rules implementing the Volcker Rule affect the group’s businesses and has adopted or is in the process of adopting the necessary measures to bring its activities into compliance with the rules and the applicable conformance period.

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

The following activities are disclosed in response to Section 13(r) with respect to affiliates of Santander UK within the Santander Group. During the period covered by this annual report:

(a) Santander UK holds frozen savings accounts and one current account for two customers resident in the U.K. who are currently designated by the U.S. for terrorism. The accounts held by each customer were blocked after the customer’s designation and have remained blocked and dormant throughout 2015. Revenue generated by Santander UK on these accounts is negligible.

(b) An Iranian national, resident in the U.K., who is currently designated by the U.S. under the Iranian Financial Sanctions Regulations and the Non-Proliferation of Weapons of Mass Destruction (“NPWMD”) designation, holds a mortgage with Santander UK that was issued prior to any such designation. No further drawdown has been made (or would be allowed) under this mortgage although we continue to receive repayment instalments. In 2015, total revenue in connection with the mortgage was approximately £3,876 while net profits were negligible relative to the overall profits of Santander UK. Santander UK does not intend to enter into any new relationships with this customer, and any disbursements will only be made in accordance with applicable sanctions. The same Iranian national also holds two investment accounts with Santander ISA Managers Limited. The funds within both accounts are invested in the same portfolio fund. The accounts have remained frozen during 2015. The investment returns are being automatically reinvested, and no disbursements have been made to the customer. Total revenue for the Santander Group in connection with the investment accounts was approximately £188 while net profits in 2015 were negligible relative to the overall profits of Santander Spain.

(c) During the third quarter of 2015 two additional Santander UK customers were designated. A UK national is designated by the U.S. under the Specially Designated Global Terrorist (“SDGT”) sanctions program and is on the U.S. Department of the Treasury’s Office of Foreign Assets Control’s Specially Designated Nationals and Blocked Persons (“SDN”) List. This customer holds a bank account which generated revenue of approximately £180 during the third and fourth quarter of 2015. The account is blocked. Net profits in the third and fourth quarter of 2015 in connection with this account were negligible relative to the overall profits of Santander Spain. A second UK national is designated by the U.S. under the SDGT sanctions program and is on the U.S. SDN List. No transactions were made in the third and fourth quarter of 2015 and his account is blocked and in arrears.

(d) In addition, during the fourth quarter of 2015, Santander UK has identified one additional customer. A UK national is designated by the U.S. under the SDGT sanctions program and is on the U.S. SDN List. The customer holds a bank account which generated negligible revenue during the fourth quarter of 2015. The account was closed during the fourth quarter of 2015. Net profits in the fourth quarter of 2015 were negligible relative to the overall profits of Santander Spain.

In addition, the Santander Group has an outstanding legacy export credit facility with Bank Mellat, which was in the U.S. SDN List at December 31, 2015. In 2005, Santander Spain participated in a syndicated credit facility for Bank Mellat of €15.5 million, which matured on July 6, 2015. As of December 31, 2015, the Santander Group was owed €0.3 million not paid at maturity under this credit facility and 95% covered by official export credit agencies.

Santander Spain has not been receiving payments from Bank Mellat under this or other credit facilities in recent years. Santander Spain has been and expects to continue to be repaid any amounts due by official export credit agencies. No funds have been extended by Santander Spain under this facility since it was granted.

The Santander Group also has certain legacy performance guarantees for the benefit of Bank Sepah and Bank Mellat (stand-by letters of credit to guarantee the obligations – either under tender documents or under contracting agreements – of contractors who participated in public bids in Iran) that were in place prior to April 27, 2007. However, should any of the contractors default in their obligations under the public bids, the Santander Group would need prior approval from the Spanish Government to pay any amounts due to Bank Sepah or Bank Mellat pursuant to Council Regulation (EU) No. 2015/1861.

In the aggregate, all of the transactions described above resulted in approximately €15,000 gross revenues and approximately €77,000 net loss to the Santander Group in 2015, all of which resulted from the performance of export credit agencies rather than any Iranian entity. The Santander Group has undertaken significant steps to withdraw from the Iranian market such as closing its representative office in Iran and ceasing all banking activities therein, including correspondent relationships, deposit taking from Iranian entities and issuing export letters of credit, except for the legacy transactions described above. The Santander Group is not contractually permitted to cancel these arrangements without either (i) paying the guaranteed amount – which payment would be subject to prior approval (in the case of the performance guarantees), or (ii) forfeiting the outstanding amounts due to it (in the case of the export credits). As such, the Santander Group intends to continue to provide the guarantees and hold these assets in accordance with company policy and applicable laws.

C. Organizational Structure

Santander Spain controls Santander-Chile through its holdings in Teatinos Siglo XXI Inversiones S.A. and Santander Chile Holding S.A. which are controlled subsidiaries. Santander Spain control over 67.18% of our shares and actual participation when excluding non-controlling interests participating in Santander Chile Holding S.A. of 67.12%.

Shareholder	Number of Shares	Percentage
Santander Chile Holding S.A.	66,822,519,695	35.46
Teatinos Siglo XXI Inversiones S.A.	59,770,481,573	31.72

The chart below sets forth the names and areas of responsibility of our senior managers as of April 2016.

D.	Property, Plant and Equipment

We are domiciled in Chile and own our principal executive offices located at Bandera 140, 20th floor, Santiago, Chile. We also own twelve other buildings in the vicinity of our headquarters, and we rent six other buildings. At December 31, 2015, we owned the locations at which 23% of our branches were located. The remaining branches operate at rented locations. We believe that our existing physical facilities are adequate for our needs.

Main properties as of December 31, 2015	Number
Central Offices
Owned	4
Rented	6
Total	10

Branches(1)
Owned	110
Rented	362
Total	472

Other property(2)
Owned	77
Rented	36
Total	113

(1)	Some branches are located inside central office buildings and other properties. Including these branches, the total number of branches is 472. Special payment centers are included in Other property.

(2)	Consists mainly of parking lots, mini-branches and property owned by our subsidiaries.

The following table sets forth a summary of the main computer hardware and other systems-equipment that we own.

Category	Brand	Application
Mainframe	IBM	Back-end, Core-System Altair, Payment means and foreign trade.
Midrange	IBM	Interconnections between Mainframe and mid-range
Midrange	SUN/Unix	Interconnections applications Credit & debit cards
	SUN/UNIX	Treasury, MIS, Work Flow, Accounting
Midrange	IBM	WEB
Desktop	HP/Lenovo	Platform applications
Call Center	Avaya	Telephone system
	Genesys	Integration Voice/data
	Nice	Voice recorder
	Nortel	IVR

The main software systems that we use are:

Category	Product	Origin
Core-System	ALTAIR	Accenture
Data base	DB2	IBM
Data base	Oracle	Oracle
Data base	SQL Server	Microsoft
WEB Service	Internet Information Server	Microsoft
Message Service	MQSeries	IBM
Transformation	MQIntegrator	IBM

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Accounting Standards Applied in 2015

Santander-Chile is a Chilean bank and maintains its financial books and records in Chilean pesos and prepares its consolidated financial statements in accordance with IFRS-IASB in order to comply with requirements of the SEC. As required by the General Banking Law, which subjects Chilean banks to the regulatory supervision of the SBIF, and which mandates that Chilean banks abide by the accounting standards stipulated by the SBIF, our locally-filed consolidated financial statements have been prepared in accordance with Chilean Bank GAAP as issued by the SBIF. The accounting principles issued by the SBIF are substantially similar to IFRS but there are some exceptions, as described in Item 4. Therefore, our locally-filed consolidated financial statements have been adjusted according to IFRS as issued by the IASB.

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

Allowance for loan losses

The Bank records its allowances following its internal models for the recording of incurred debt. These models have been approved by the Board. To establish impairment losses, the Bank carries out an evaluation of outstanding loans and accounts receivable from customers, as detailed below:

•	Individual assessment of debtors: when debtors are recorded as individually significant, i.e., when they have significant debt levels or, even for those that do not have these levels, could be classified in a group of financial assets with similar credit risk features and who, due to the size, complexity or level of exposure, require detailed information. See “Item 5. Operating and Financial Review and Prospects— C. Selected Statistical Information—Classification of Loan Portfolio—Classification of Loan Portfolio—Credit Approval: Loans approved on an individual basis” and “Note 1—Summary of Significant Accounting Policies—(p) Provisions for loan losses” of our Audited Consolidated Financial Statements.

•	Group assessment of debtors: when there is no evidence of impairment for individually-assessed debtors and debtors with loans grouped collectively—whether or not significant—the Bank groups debtors with similar risk credit features and assesses them for impairment. Debtors individually assessed for impairment and for whom a loss due to impairment has been recorded, are not included in the group assessment of impairment. See “Item 5. Operating and Financial Review and Prospects—C. Selected Statistical Information—Classification of Loan Portfolio—Classification of Loan Portfolio—Credit Approval: Loans approved on a group basis” and “Note 1—Summary of Significant Accounting Policies—(p) Provisions for loan losses” of our Audited Consolidated Financial Statements.

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

•	When a cash flow hedge exists, the fair value movements on the part of the hedging instrument and the hedged item that is effective are recognized in other comprehensive income as “valuation adjustments”. Any ineffective portion of the fair value movement on the hedging instrument is recognized in the income statement.

•	When a fair value hedge exists, the fair value movements on the hedging instrument and the fair value movements on the hedged item attributable to the hedged risk are recognized in the income statement.

•	When a hedge of net investment in a foreign operation exists, as defined in IAS 21, it is accounted for similarly to a cash flow hedge. Any ineffective portion of the fair value movement on the hedging instrument is recognized in the income statement.

A.	Operating Results

Chilean Economy

All of our operations and substantially all of our customers are located in Chile. Accordingly, our financial condition and results of operations are substantially dependent upon economic conditions prevailing in Chile. In 2015, the Chilean economy grew approximately 2.1% compared to 1.9% in 2014 and 4.0% in 2013. In the same period, internal demand increased 1.8% compared to a decrease of 0.3% in 2014 and increase of 3.6% in 2013. The growth of internal demand was led by growth of total consumption, which was up 5.8% while investment decreased 1.5% in 2015 compared to 2014. The reduction of investments was mainly due to a fall in investments in the mining sector due to concerns regarding global economic growth, especially growth in China.

As of December 2015, the unemployment rate was 5.8% compared to 6.0% in 2014 and 5.7% in 2013. The exchange rate depreciated in 2015 by 16.5% and by 16.0% in 2014. As a result of this depreciation of the peso, CPI inflation reached 4.4% in 2015 compared to 4.7% in 2014 and 3.0% in 2013. As a result of high inflation rates in 2014 and 2015, the Central Bank commenced a process of gradually raising interest rates despite low economic growth. At year-end 2014, the policy rate was 3.0% and this was increased to 3.50% by year-end 2015. Going forward, economic activity is expected to continue to increase, but with continued uncertainty regarding global growth, especially in growth in China, which impacts Chile’s mining sector, and internal political issues.

The growth of the Chilean banking sector evolved in line with overall economic developments, with an increase in the volume of loans and deposits. Total loans as of December 31, 2015 in the Chilean financial system were Ch$132,665,321 million (US$187 billion), excluding loans held by subsidiaries of Chilean banks abroad, grew 8.3% in the last twelve months. Total customer deposits (defined as time deposits plus checking accounts), excluding loans held by subsidiaries of Chilean banks abroad grew 5.9% in 2015 compared to 2014 and totaled Ch$106,326,269 million (US$150 billion) as of December 31, 2015. The non-performing loan (defined as loans with an installment that is at least 90 days past-due) to total loans ratio decreased to 1.9% at year-end 2015 compared to 2.1% in 2014.

Impact of inflation

Our assets and liabilities are denominated in Chilean pesos, Unidades de Fomento (UF) and foreign currencies. The Bank no longer recognizes inflation accounting and has eliminated price-level restatement in line with IFRS, but inflation impacts our results of operations as some loan and deposit products are contracted in UF. The UF is revalued in monthly cycles. Each day in the period beginning on the tenth day of the current month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect a proportionate amount of the change in the Chilean Consumer Price Index during the prior calendar month. One UF equaled Ch$25,629.09 at December 31, 2015, Ch$24,627.10 at December 31, 2014 and Ch$23,309.56 at December 31, 2013. High levels of inflation in Chile could adversely affect the Chilean economy and could have an adverse effect on our business, financial condition and results of operations. Negative inflation rates also negatively impact our results. Inflation measured as the annual variation of the UF was 4.1% in 2015, 5.7% in 2014 and 2.1% in 2013. There can be no assurance that Chilean inflation will not change significantly from the current level. Although we currently benefit from moderate levels of inflation, due to the current structure of our assets and liabilities (i.e., a significant portion of our loans are indexed to the inflation rate, but there are no corresponding features in deposits or other funding sources that would increase the size of our funding base), there can be no assurance that our business, financial condition and result of operations in the future will not be adversely affected by changing levels of inflation. In summary:

•	UF-denominated assets and liabilities. The effect of any changes in the nominal peso value of our UF-denominated interest earning assets and interest bearing liabilities is reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest income and expense, respectively. Our net interest income will be positively affected by an inflationary environment to the extent that our average UF-denominated interest earning assets exceed our average UF-denominated interest bearing liabilities. Our net interest income will be positively affected by deflation in any period in which our average UF-denominated interest bearing liabilities exceed our average UF-denominated interest earning assets. Our net interest income will be negatively affected in a deflationary environment if our average UF-denominated interest earning assets exceed our average UF-denominated interest bearing liabilities.

•	Inflation and interest rate hedge. A key component of our asset and liability policy is the management of interest rate risk. The Bank’s assets generally have a longer maturity than our liabilities. As the Bank’s mortgage portfolio grows, the maturity gap tends to rise as these loans, which are contracted in UF, have a longer maturity than the average maturity of our funding base. As most of our long term financial instruments and mortgage loans are contracted in UF and most of our deposits are in nominal pesos, the rise in mortgage lending increases the Bank’s exposure to inflation and to interest rate risk. The size of this gap is limited by internal and regulatory guidelines in order to avoid excessive potential losses due to strong shifts in interest rates. In order to keep this duration gap below regulatory limits, the Bank issues long term bonds denominated in UF or interest rate swaps. The financial cost of the bonds and the efficient part of these hedges is recorded as net interest income. In 2015, the loss from the swaps taken in order to hedge mainly for inflation and interest rate risk and included in net interest income totaled a loss of Ch$107,867 million compared to a loss of Ch$130,254 million in 2014 and a loss of Ch$67,239 million in 2013. The average gap between our interest earnings assets and total liabilities linked to the inflation, including hedging was Ch$3,358,707 million in 2015, Ch$4,168,678 million in 2014 and Ch$3,581,959 million in 2013.

•	The financial impact of the gap between our interest earning assets and liabilities denominated in UFs including hedges was Ch$130,666 million in 2015, Ch$229,946 million in 2014 and Ch$71,842 million in 2013. The lower gain in 2015 can be explained by the lower UF inflation in 2015 compared to 2014 and a lower UF gap in 2015.

	As of December 31,			% Change	% Change
Impact of inflation on net interest income	2015	2014	2013	2015/2014	2014/2013
	(In millions of Ch$)
Results from UF GAP (1)	130,666	229,946	71,842	(43.2%)	220.1%
Annual UF inflation	4.1%	5.7%	2.1%

(1)	UF GAP is net interest income from asset and liabilities denominated in UFs and include the results from hedging the size of this gap via interest rate swaps.

•	Peso-denominated assets and liabilities. Interest rates prevailing in Chile during any period primarily reflect the inflation rate during the period and the expectations of future inflation. The sensitivity of our peso-denominated interest earning assets and interest bearing liabilities to changes to such prevailing rates varies. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Interest Rates.” We maintain a substantial amount of non-interest bearing peso-denominated demand deposits. Because such deposits are not sensitive to inflation, any decline in the rate of inflation would adversely affect our net interest margin on inflation indexed assets funded with such deposits, and any increase in the rate of inflation would increase the net interest margin on such assets. The ratio of the average of such demand deposits and average shareholder’s equity to average interest-earning assets was 29.9%, 30.2%, and 30.0% for the years ended December 31, 2015, 2014 and 2013, respectively.

Interest Rates

Interest rates earned and paid on our assets and liabilities reflect, to a certain degree, inflation, expectations regarding inflation, changes in short term interest rates set by the Central Bank and movements in long term real rates. The Central Bank manages short term interest rates based on its objectives of balancing low inflation and economic growth. Because our liabilities are generally re-priced sooner than our assets, changes in the rate of inflation or short term rates in the economy are reflected in the rates of interest paid by us on our liabilities before such changes are reflected in the rates of interest earned by us on our assets. Therefore, when short term interest rates fall, our net interest margin is positively impacted, but when short term rates increase, our interest margin is negatively affected. At the same time, our net interest margin tends to be adversely affected in the short term by a decrease in inflation rates since generally our UF-denominated assets exceed our UF-denominated liabilities. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Impact of Inflation—Peso-denominated assets and liabilities.” An increase in long term rates has a positive effect on our net interest margin, because our interest earning assets generally have longer terms than our interest bearing liabilities. In addition, because our peso-denominated liabilities have relatively short re-pricing periods, they are generally more responsive to changes in inflation or short term rates than our UF-denominated liabilities. As a result, during periods when or expected inflation exceeds the previous period’s inflation, customers often switch funds from UF-denominated deposits to peso-denominated deposits, which generally bear higher interest rates, thereby adversely affecting our net interest margin.

Foreign Exchange Fluctuations

The Chilean government’s economic policies and any future changes in the value of the Chilean peso against the U.S. dollar could adversely affect our financial condition and results of operations. The Chilean peso has been subject to significant devaluation in the past and may be subject to significant fluctuations in the future. The Central Bank exchange rate depreciated 16.5% in 2015 and 16.0% in 2014. See “Item 3. Key Information—A. Selected Financial Data—Exchange Rates.” A significant portion of our assets and liabilities are denominated in foreign currencies, principally the U.S. dollar, and we historically have maintained and may continue to maintain material gaps between the balances of such assets and liabilities. Our current strategy is not to maintain a significant difference between the balances of our assets and liabilities in foreign currencies. In 2015, 2014 and 2013, the Bank, in its spot position, held more liabilities than assets in foreign currencies, mainly the U.S. dollar, as a result of an ample supply of U.S. dollar deposits from companies that receive export revenues, foreign correspondent bank loans and bonds issued abroad. This difference is usually hedged using forwards and cross-currency swaps. Including derivatives, the Bank seeks to run no foreign currency risk in its non-trading balance sheet. Because such assets and liabilities, as well as interest earned or paid on such assets and liabilities, and gains and losses realized upon the sale of such assets, are translated to Chilean pesos in preparing our financial statements, our reported income is affected by changes in the value of the Chilean peso relative to foreign currencies (principally the U.S. dollar). The translation gain or loss over assets and liabilities (excluding derivatives held for trading) is included as foreign exchange transactions in the income statement. The translation and mark-to-market of foreign currency derivatives held for trading is recognized as a gain or loss in the net results from mark-to-market and trading. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—E. Market Risks—Foreign exchange fluctuations” for more detail on the Bank’s exposure to foreign currency.

The Bank also uses a sensitivity analysis with both internal limits and regulatory limits to seek to manage the potential loss in net interest income resulting from fluctuations of interest rates on U.S. dollar denominated assets and liabilities and a VaR model to limit foreign currency trading risk.

We also set an absolute limit on the size of Santander-Chile’s consolidated net foreign currency trading position. At December 31, 2015, the Bank’s consolidated net foreign currency position was equal to US$81.4 million. As the Bank’s non-trading portfolio has no net exposure to foreign currency risk, the Bank’s total exposure to foreign currency is reflected in the trading portfolio exposure to foreign currency. The Bank’s average exposure to foreign currency was US$42 million in 2015. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Volume limits.” The limit on the size of the net foreign currency position is determined by the Asset and Liability Committee and is calculated and monitored by our Market Risk and Control Department.

Segmentation criteria

The accounting policies used to determine the Bank’s income and expenses by reporting segment are the same as those described in the summary of accounting policies in “Note 1—Summary of Significant Accounting Policies” of the Bank’s Consolidated Financial Statements, and are customized to meet the needs of the Bank’s management. The Bank earns most of its income in the form of interest income, fee and commission income and income from financial operations.

To evaluate a segment’s financial performance and make decisions regarding the resources to be assigned to segments, the Chief Operating Decision Maker (CODM) bases his assessment on the segment's interest income, fee and commission income, and expenses. Due to changes aimed at improving relations with its customers, streamlining processes and saving costs, the Bank has simplified its internal structure in 2015. For this reason, the disclosure has been simplified to reflect how the Bank is currently managed. The Bank’s reporting segments have three Chief Operating Decision Makers: (i) Director of Retail banking, (ii) the Director of the Middle-market segment and (iii) the Director of Global corporate banking, each of which report to our Chief Executive Officer. All reporting segment information is presented following this structure.

Due to changes aimed at allocating customers to the segment best capable of servicing them and streamlining processes, the Bank has modified its internal structure in 2015. This change in composition of the segments resulted in the following:

•	commissions paid in “Net fee and commission income “were reassigned among segments to more appropriately reflect the distributions in accordance with the management of each segment;

•	the effects of changes in foreign exchange rates of provisions were reallocated to the line item “Other” to more appropriately reflect the effects directly attributable to the respective segments; and

•	the improvement of the allocation of interest costs at the time of placement of the loan.

Under IFRS 8, the Bank has aggregated operating segments with similar economic characteristics according to the aggregation criteria specified in the standard. A reporting segment consists of clients that are offered differentiated but, considering how their performance is measured, homogenous services based on IFRS 8 aggregation criteria, thus they form part of the same reporting segment. Overall, this aggregation has no significant impact on the understanding of the nature and effects of the Bank’s business activities and the economic environment. The information relating to 2014 and 2013 has been prepared using the above-mentioned current criteria so that the figures presented are comparable.

The Bank’s reportable segments are (i) Retail banking, (ii) Middle-market, (iii) Global Corporate Banking and (iv) Corporate Activities (“Other”).

Results of Operations for the Years Ended December 31, 2015, 2014 and 2013

The following discussion is based upon and should be read in conjunction with the Audited Consolidated Financial Statements. The Audited Consolidated Financial Statements have been prepared in accordance with IFRS as issued by the IASB. The following table sets forth the principal components of our net income for the years ended December 31, 2015, 2014 and 2013.

	2015	2015	2014		2013	% Change
CONSOLIDATED INCOME STATEMENT DATA	(ThU.S.$)(1)	(Ch$ million)				2014 / 2013
IFRS:
Interest income and expense
Interest income	2,947,143	2,085,988	2,227,018	1,871,204	(6.3%)	19.0%
Interest expense	(1,173,752)	(830,782)	(909,914)	(794,442)	(8.7%)	14.5%
Net interest income	1,773,391	1,255,206	1,317,104	1,076,762	(4.7%)	22.3%
Fees and income from services
Fees and commission income	569,229	402,900	366,729	346,120	9.9%	6.0%
Fees and commission expense	(233,502)	(165,273)	(139,446)	(116,284)	18.5%	19.9%
Total net fees and commission income	335,727	237,627	227,283	229,836	4.6%	(1.1%)
Financial transactions, net
Net income (expense) from financial operations	(646,930)	(457,897)	(159,647)	(20,289)	186.8%	686.9%
Net foreign exchange gain (loss)	852,495	603,396	272,212	144,726	121.7%	88.1%
Financial transactions, net	205,565	145,499	112,565	124,437	29.3%	(9.5%)
Other operating income	9,097	6,439	6,545	88,155	(1.6%)	(92.6%)
Net operating profit before provision for loan losses	2,323,780	1,644,771	1,663,497	1,519,190	(1.1%)	9.5%
Provision for loan losses	(564,110)	(399,277)	(354,903)	(371,462)	12.5%	(4.5%)
Net operating profit	1,759,670	1,245,494	1,308,594	1,147,728	(4.8%)	14.0%
Operating expenses
Personnel salaries and expenses	(546,854)	(387,063)	(338,888)	(308,344)	14.2%	9.9%
Administrative expenses	(311,572)	(220,531)	(205,149)	(188,191)	7.5%	9.0%
Depreciation and amortization	(75,747)	(53,614)	(44,172)	(61,074)	21.4%	(27.7%)
Impairment of property, plant and equipment	(30)	(21)	(36,664)	(244)	(99.9%)	14,926.2%
Other operating expenses	(82,974)	(58,729)	(58,946)	(52,338)	(0.4%)	12.6%
Total operating expenses	(1,017,177)	(719,958)	(683,819)	(610,191)	5.3%	12.1%
Net Operating income	742,493	525,536	624,775	537,537	(15.9%)	16.2%
Income from investments in associates and other companies	3,656	2,588	2,165	1,422	19.5%	52.3%
Income before tax	746,149	528,124	626,940	538,959	(15.8%)	16.3%
Income tax expense	(107,933)	(76,395)	(51,050)	(94,530)	49.6%	(46.0%)
Consolidated Net income for the year	638,216	451,729	575,890	444,429	(21.6%)	29.6%
Net income for the year attributable to:
Equity holders of the Bank	633,606	448,466	569,910	442,294	(21.3%)	28.9%
Non-controlling interests	4,610	3,263	5,980	2,135	(45.4%)	180.1%

(1)	Amounts stated in U.S. dollars at and for the year ended December 31, 2015 have been translated from Chilean pesos at the exchange rate of Ch$707.80 = U.S.$1.00 as of December 31, 2015. See “Item 3. Key Information—A. Selected Financial Data—Exchange Rates” for more information on exchange rate.

Results of operations for the years ended December 31, 2015 and 2014. Consolidated net income for the year ended December 31, 2015 decreased 21.6% to Ch$451,729 million. Our return on annualized average equity was 16.0% in 2015 compared to 21.0% in 2014.

In 2015, net operating profit before loan losses was Ch$1,644,771 million, a decrease of 1.1% compared to 2014. Our net interest income decreased 4.7% to Ch$1,255,206 million in 2015 compared to 2014. Our net interest margin decreased to 4.40% in 2015 from 4.92% in 2014. Net interest margins were negatively affected by the lower UF inflation rate in 2015 compared to 2014.

Net fees and commission income increased 4.6% to Ch$237,627 million in the twelve-month period ended December 31, 2015 compared to the same period in 2014. In 2015, the Bank continued to experience positive client base and product usage growth. This has driven growth of fees in Retail banking that rose 8.8% in 2015 and the Middle-market segment in which fees increased 5.5% in the period being analyzed. This was partially offset by the 31.8% decrease in fees from Global corporate banking which were negatively affected by the slower economic growth environment that lowered investment banking revenue.

Total financial transactions, net, which is the sum of net income from financial operations and foreign exchange gain (loss), totaled Ch$145,499 million in the year ended December 31, 2015, an increase of 29.3% compared to the same period in 2014. These results include the results of our Treasury Division’s trading business and financial transactions with customers, as well the results of our non-client treasury operations, mainly the Financial Management Division. The results from our Client treasury business were flat compared to 2014 and totaled Ch$83,845 million. The results from Santander Global Connect and market-making mainly include the results from the sale of derivatives, foreign exchange and fixed income instruments to our client base. In 2015, the results from Santander Global Connect increased 20.2%. The depreciation of the peso and higher market volatility led to a larger demand for hedging from our Corporate and Middle-market clients, driving this income line. The results from market-making with client services decreased 31.0% in 2014, mainly due to lower business volumes of tailor-made treasury services sold to specific corporate clients.

Results from non-client treasury income in 2015 increased 114.6% and totaled Ch$61,654 million. This higher result was mainly due to larger realized gains from the available for sale portfolio. The results from our available for sale portfolio increased 241.1% in 2015 compared to 2014 and totaled Ch$23,655 million. This higher gain arose from the decline in long-term interest rates, especially in the first quarter of 2015.

Other operating income totaled a gain of Ch$6,439 million in the year ended December 31, 2015, a 1.6% decrease compared to 2014. The main reasons for this decrease was lower income received from assets received in lieu of payment which decreased 12.7%.

Provisions for loan losses, net of recoveries totaled Ch$399,277 million in 2015 and increased 12.5% compared to the amount of provisions recorded in 2014. Provision for loan losses totaled Ch$454,462 million in 2015 compared to Ch$403,069 million in 2014 and increased 12.8%.

Provisions established for the Bank’s consumer loans increased by 27.8% to Ch$230,811 million in 2015 compared to 2014. This rise was mainly due to the release of consumer provisions of Ch$26,563 million during the second half of 2014 as a result of a re-calibration of the allowances model for consumer loans. Excluding this effect in 2014, consumer loan loss provisions grew 11.4%. This rise was mainly due to: (i) consumer loan growth, which reached 5.9% year over year in 2015 compared to 2014, and (ii) greater charge-offs of consumer loans assessed on a group basis. In light of lower economic growth, the Bank restricted renegotiations of consumer loans for customers presenting payment difficulties and this resulted in higher charge-offs.

Provision expense in commercial lending decreased 3.1% in 2015 compared to 2014. During the second half of 2014, and as a response to the ongoing improvement of the allowances models for loans, the Bank updated its allowances model for commercial loans analyzed on a group basis. This resulted in the recognition of Ch$45,141 million in provisions for our commercial loan book in 2014. Excluding this impact, provisions for commercial loans grew 24.6% in the period being analyzed. This rise was mainly due to higher provisions in Global corporate banking as the Bank downgraded various corporate clients affected by the slower economic environment, but which have not yet entered non-performing status. On the other hand, improvements in asset quality of middle-market and SME customers in the retail banking segment led to an improvement in commercial NPLs and impaired loans. The total NPL ratio in commercial loans decreased from 3.0% in 2014 to 2.6% in 2015 mainly due to improvements in asset quality of the middle-market customers and SMEs in the retail banking segment. The impaired commercial loan ratio reached 7.1% in 2015 compared to 7.2% at year-end 2014 due to improvements in asset quality among SME clients in retail banking.

Provisions for mortgage loans increased 48.1% in 2015 compared to 2014. This rise was mainly due to: (i) mortgage loan growth, which increased 17.8% in the period being analyzed, and (ii) greater charge-offs of mortgage loans. In light of lower economic growth, the Bank has been restricting the renegotiations of mortgage loans for customers presenting payment difficulties and this resulted in higher charge-offs. This is also leading to higher recoveries, which in the case of mortgage loans, increased 27.7% in 2015 compared to 2014. The Bank also focused mortgage loan growth on higher income earners that in general are less risky. As a result of the change in the loan mix and the higher charge-offs, mortgage loan asset quality improved in 2015 compared to 2014. Mortgage loan asset quality improved in 2015 compared to 2014. The non-performing ratio for mortgage loans declined from 2.7% in 2014 to 2.1% in 2015. The impaired mortgage loans ratio also improved from 5.6% in 2014 to 5.1% in 2015.

Additionally, the lower economic growth in 2015 resulted in a rise in charge-off of loans analyzed on an individual basis that totaled Ch$12,955 million in 2015 and rose 19.8% compared to 2014.

Recoveries on loans previously charged-off increased 15.5% in 2015 compared to 2014 (see “Provision for loan losses” in the table above). This was due to higher recoveries of charged-off commercial and residential mortgage loans mainly due to improved recovery efforts, especially in the Middle-market segment. As the Bank has improved the asset quality in consumer lending, the growth rate of recoveries has also diminished.

As a result of the factors mentioned above, net operating profit decreased 4.8% in 2015 compared to 2014 and totaled Ch$1,245,494 million.

Operating expenses increased 5.3% compared to 2014. The efficiency ratio was 43.8% in 2015 compared to 41.1% in 2014. The 14.2% increase in personnel salaries and expenses was mainly due to an increase in personnel compensation, higher severance payments and greater costs related to benefits included in the Bank’s collective bargaining agreement. Severance payments increased 222.4% to Ch$34,051 million. The Bank in 2015 executed a program to eliminate high level management positions in order to mitigate cost growth which entailed greater severance payments. In March 2014, a new collective bargaining agreement was signed with the main unions, which became effective on October 1, 2014, and which will expire on December 31, 2018. This resulted in an increase in certain benefits related to the Bank’s health insurance fund and other benefits.

Administrative expenses increased 7.5% in the year ended December 31, 2015 compared to the corresponding period in 2014. The increase in administrative expenses was mainly due to the 14.3% increase in maintenance, repair of property, plant and equipment, which totaled Ch$20,002 million. In 2015, the Bank continued to refurbish branches, open new Santander Select branches, expand the number of Middle-market centers and close Santander Banefe branches and other payment centers.

Impairment charges totaled Ch$21 million in 2015 compared to Ch$36,664 million in 2014. In 2014, the Bank initiated a plan to transform its business and operating model with a better focus on the client. In 2014, the Bank evaluated a number of applications that were in use or in development and tested them for impairment. Following the testing, in accordance with IAS 36, the Bank has recognized an impairment of Ch$36,556 million in 2014 due to the abandonment of unnecessary systems.

Depreciation and amortization expense increased 21.4% in 2015 compared to 2014 and totaled Ch$53,614 million. This rise was mainly due to the increase in depreciation of equipment that reached Ch$18,417 million in 2015 compared to Ch$12,331 million in 2014. This in line with the greater investments in hardware and other equipment as the Bank modernizes its branch network and systems.

Other operating expenses were Ch$58,729 million in 2015, a 0.4% decrease compared to 2014. In 2015, customer service expenses, which are related to our phone banking service, decreased 60.6% due to cost restructurings. Additionally in 2015, the Bank had less expenses related to adopting chip technology on cards. These lower other operating expenses were offset by greater provisions for assets received in lieu of payment.

Total income tax expense in 2015 totaled Ch$76,395 million a 49.6% increase compared to 2014. This rise was mainly due to the higher effective tax rate paid by the Bank, which in 2015 reached 14.5% compared to 8.1% in 2014. The higher effective tax rate was mainly due to the higher statutory corporate tax rate which increased from 21% in 2014 to 22.5% in 2015. In 2015, the Bank also recognized lower credits from deferred tax assets that totaled Ch$10,600 million in 2015 compared to Ch$39,262 million in 2014. Finally, the lower CPI inflation rate in 2015 compared to 2014 also resulted in higher income tax expense since the Bank, for Chilean tax purposes, must re-value its capital each year for the variation in CPI inflation.

Results of operations for the years ended December 31, 2014 and 2013. Consolidated net income for the year ended December 31, 2014 increased 29.6% to Ch$575,890 million. Our return on annualized average equity was 21.4% in 2014 compared to 18.9% in 2013.

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

Total financial transactions, net, which is the sum of net income from financial operations and foreign exchange profit (loss), totaled Ch$112,565 million in the year ended December 31, 2014, a decrease of 9.5% compared to the same period in 2013. These results include the results of our Treasury Division’s trading business and financial transactions with customers, as well the results of our non-client treasury operations, mainly the Financial Management Division. The positive results from our client Treasury business, which increased 6.0% compared to 2013 and totaled Ch$83,837 million, were offset by a 36.6% decrease in results from non-client treasury income, which totaled a gain of Ch$28,728 million in 2014. The fall in results from non-client treasury income was mainly due to lower gains obtained from short-term interest rate differential between the U.S. dollar and Chilean peso. The Bank has a greater spot position in liabilities denominated in foreign currency as compared to assets. These principally U.S. dollar-denominated liabilities are hedged through derivatives, leaving minimal foreign currency exposure, but this does result in a short-term interest rate differential between the U.S. dollar and Chilean peso, which produces the financial result discussed here. This result is positive when interest rates in the United States are trending up and local rates are falling and is negative when the opposite occurs. In 2014 and 2013, local rates decreased relative to U.S. rates, but this impact was more significant in 2013 when the end of quantitative easing was announced.

Other operating income totaled a gain of Ch$6,545 million in the year ended December 31, 2014, a 92.6% decrease compared to 2013. The main reasons for this decrease was the gain of Ch$78,122 million recognized from the sale of our asset management subsidiary, Santander Asset Management S.A. Administradora General de Fondos in 2013.

Provisions for loan losses, net of recoveries totaled Ch$354,903 million in 2014 and decreased 4.5% compared to the amount of provisions recorded in 2013. This decrease was mainly due to better asset quality in consumer and mortgage lending.

Provisions established for the Bank’s consumer loans decreased by 19.0% to Ch$180,666 million in 2014 compared to 2013. The non-performing ratio for consumer loans declined from 2.6% in 2013 to 2.5% in 2014 and the impaired mortgage loans ratio also improved from 9.7% in 2013 to 9.3% in 2014. This reduction in provision expense in consumer lending was also due to the ongoing improvement performed on the allowances models for consumer loans analyzed on a group basis. The model was calibrated with the aim of improving the prediction of client behavior and maintaining statistical and management standards. Part of these improvements consisted of the advancement of the models’ governance allowing technical and decisional approvals at different points of the approval process, more robust statistical processes and more historical information, allowing stronger parameters of the Probability of Non-Performance (PNP) and the Severity (SEV) involved in the provision calculation. These changes resulted in a reversal of provisions for consumer loans of Ch$26,563 million in 2014.

Provisions for mortgage loans decreased 44.9% in 2014 compared to 2013. The non-performing ratio for mortgage loans declined from 2.8% in 2013 to 2.7% in 2014 and the impaired mortgage loans ratio also improved from 5.7% in 2013 to 5.6% in 2014.

This reduction in provision expense in consumer lending was offset by the 29.1% rise in provision for loan losses in commercial lending, which totaled Ch$203,454 million in 2014. This was mainly due to the ongoing improvement performed on the allowances models for commercial loans analyzed on a group basis. The model was calibrated with the aim of improving the prediction of client behavior and maintaining statistical and management standards. Part of these improvements consisted of the advancement of the models’ governance allowing technical and decisional approvals at different points of the approval process, more robust statistical processes and more historical information, allowing stronger parameters of the Probability of Non-Performance (PNP) and the Severity (SEV) involved in the provision calculation. These changes resulted in an increase in provisions for commercial loans of Ch$45,141 million in 2014.

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

Net interest income

	Year ended December 31,			% Change
	2015	2014	2013	2015/2014	2014/2013
	(in millions of Ch$, except percentages)
Retail banking	873,026	833,139	865,220	4.8%	(3.7%)
Middle-market	229,812	200,675	193,454	14.5%	3.7%
Total commercial banking	1,102,838	1,033,814	1,058,674	6.7%	(2.3%)
Global corporate banking	85,553	71,992	72,659	18.8%	(0.9%)
Other (1)	66,815	211,298	(54,571)	(68.4%)	--%
Net interest income	1,255,206	1,317,104	1,076,762	(4.7%)	22.3%
Average interest-earning assets	28,523,005	26,759,696	23,267,735	6.6%	15.0%
Average non-interest-bearing demand deposits	5,719,889	5,386,272	4,620,849	6.2%	16.6%
Net interest margin (2)	4.40%	4.92%	4.63%
Average shareholders’ equity and average non-interest-bearing demand deposits to total average interest-earning assets	29.9%	30.2%	30.0%

(1)	Consists mainly of net interest income from the Financial Management Division and the cost of funding our fixed income trading portfolio. Each segment obtains funding from its clients. Any surplus deposits are transferred to the Financial Management Division, which in turn makes such excess available to other areas that need funding. The Financial Management Division also sells the funds it obtains in the institutional funding market at a transfer price equal to the market price of the funds.

(2)	Net interest margin is net interest income divided by average interest-earning assets.

For the years ended December 31, 2015 and 2014. Our net interest income totaled Ch$1,255,206 million in the year ended December 31, 2015, a decrease of 4.7% from Ch$1,317,104 million in 2014. Average interest earning assets increased 6.6% in the same period, driven mainly by lending in the Retail banking and Middle-market segments. Net interest margin in 2015 was 4.40% compared to 4.92% in 2014. Net interest margins were negatively affected by the decrease of the average nominal rate we earned on our interest earning assets. This was mainly due to a decrease in the UF inflation rate in 2015 compared to 2014, which in turn lowered the average nominal rate earned on UF denominated interest earning assets. This impact is more relevant than the decrease in funding cost of liabilities linked to the UF since the Bank has more assets than liabilities linked to the UF. We also earned a lower nominal rate on our peso-denominated interest earning assets. This was mainly due to loan growth focused in lower yielding, but less risky loans. This was reflected in the decrease in the average nominal interest rate earned on our peso denominated consumer loans that decreased from 17.2% in 2014 to 14.0% in 2015.

Average nominal interest rate earned on interest earning assets	2015	2014	2013
Ch$	9.6%	10.3%	11.7%
UF	7.6%	9.3%	6.5%
Foreign currencies	1.8%	1.5%	1.7%
Total	7.3%	8.3%	8.0%

The average rate paid on our interest bearing liabilities decreased from 4.7% in 2014 to 4.0% in 2015. This was mainly due to a lower rate paid on UF denominated liabilities as a result of the lower UF inflation in the year. As a result, the average nominal rate paid on interest bearing liabilities denominated in UF decreased to 7.2% in 2015 compared to 8.4% in 2014. At the same time and despite rising short-term interest rates, the average nominal rate paid on peso denominated interest bearing liabilities also decreased from 6.0% in 2014 to 4.4% in 2015, reflecting positive management of time deposits costs with our clients.

Average nominal interest rate paid on interest bearing liabilities	2015	2014	2013
Ch$	4.4%	6.0%	6.0%
UF	7.2%	8.4%	5.9%
Foreign currencies	1.3%	0.7%	1.9%
Total	4.0%	4.7%	4.6%

The changes in net interest income by segment in 2015 as compared to 2014 were as follows:

•	Net interest income from Retail banking increased 4.8%, mainly as a result of the 12.1% increase in loan volumes in this segment. The Bank focused growth in the high end of this segment in order to focus on margins net of risks, especially considering that in 2015 economic growth slowed. As a result, the highest growing loan product was residential mortgage loans that have a lower yield compared to consumer loans. At the same time, the focus on high income earners also resulted in a reduction of the rate earned on consumer loans.

•	Net interest income from the Middle-market segment increased 14.5% in 2015, mainly as a result of the 10.3% increase in loans in this segment. This segment was of significant strategic focus in 2015 as the Bank increased business volumes in this segment both in lending and non-lending services.

•	Net interest income from Global corporate banking increased 18.8% in 2015 despite a 1.1% decrease in loan volumes. Loan yields in this segment improved as alternative sources of funds for Chilean corporates, especially from foreign sources, became more expensive. This segment also saw an improvement in cash management services that improved the funding mix.

•	Other net interest income consists mainly of net interest income from the available for sale investment portfolio and deposits in the Central Bank and the financial cost of supporting our cash position and investment portfolio for trading, the interest income from which is recognized as net income from financial operations and not interest income. The result of the Bank’s inflation gap is also included in this line. The net interest income included as “other” totaled a gain of Ch$211,298 million in 2014 compared to a loss of Ch$54,571 million in 2013. The higher gain in 2014 can be explained by the greater UF inflation in 2014 compared to previous periods and the greater UF gap in 2014. The lower variation of the UF gap resulted in Ch$99,280 million less net interest income (See Item 5A-Impact of Inflation). Other net interest income was also negatively affected by lower net interest income from the Bank’s liquidity position, especially the portion denominated in U.S. dollars. This was mainly due to the low interest rate environment observed globally. The ALCO’s net interest income derived from its liquidity portfolio, and excluding the impact of inflation, was Ch$66,096 million in 2015 compared to Ch$98,469 million in 2014.

The following table shows our balances of loans and accounts receivable from customers and interbank loans by segment at the dates indicated.

	Year ended December 31,			% Change
	2015	2014	2013	2015/2014	2014/2013
	(in millions of Ch$, except percentages)
Retail banking	17,034,707	15,191,808	13,703,528	12.1%	10.9%
Middle-market	6,006,282	5,443,983	5,035,780	10.3%	8.1%
Global corporate banking	2,178,643	2,201,913	2,268,440	(1.1%)	(2.9%)
Other (1)	81,125	54,945	53,013	47.6%	3.6%
Total loans	25,300,757	22,892,649	21,060,761	10.5%	8.7%

(1)	Includes interbank loans.

For the years ended December 31, 2014 and 2013. Our net interest income totaled Ch$1,317,104 million in the year ended December 31, 2014, an increase of 22.3% from Ch$1,076,762 million in 2013. Average interest earning assets increased 15.0% in the same period, driven mainly by lending in the Middle-market and Retail banking segments. Net interest margin in 2014 was 4.92% compared to 4.63% in 2013. Net interest margins were positively affected by the increase of the average nominal rate we earned on our interest earning assets. This was mainly due to a rise in the UF inflation rate in 2014 compared to 2013 and higher loan yields in the Middle-market segment and Global corporate banking. As financing sources from abroad became more expensive for Chilean companies, this permitted higher loan yields locally. This was only partially offset by the negative impacts of maximum rate regulation on consumer loan yields, a lower interest rate environment and loan growth focused in lower yielding, but less risky segments.

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

The changes in net interest income by segment in 2014 as compared to 2013 were as follows:

•	Net interest income from Retail banking decreased 3.7% in 2014 compared to 2013. The Bank focused growth in the high-income earners of this segment in order to focus on margins net of risks, especially considering that in 2014 the new maximum rate legislation was going to begin to affect the low end of the consumer market.

•	Net interest income from the Middle-market segment increased 3.7% in 2014, mainly as a result of the 8.1% increase in loans to this segment and an improved funding mix. This segment was of significant strategic focus in 2014 as the Bank increased business volumes in this segment both in lending and non-lending while maintaining positive asset quality indicators in this segment.

•	Net interest income from Global corporate banking decreased 0.9% in 2014 due to a 2.9% decrease in loan volumes.

•	Other net interest income consists mainly of net interest income from the available for sale investment portfolio and deposits in the Central Bank and the financial cost of supporting our cash position and investment portfolio for trading, the interest income from which is recognized as net income from financial operations and not interest income. The result of the Bank’s inflation gap is also included in this line. The net interest income included as “other” totaled a gain of Ch$211,298 million in 2014 compared to a loss of Ch$54,571 million in 2013. The higher gain in 2014 can be explained by the greater UF inflation in 2014 compared to previous periods and the greater UF gap in 2014. The lower variation of the UF gap resulted in Ch$99,280 million less net interest income (See Item 5A—Impact of Inflation). Other net interest income was also negatively affected by lower net interest income from the Bank’s liquidity position, especially the portion denominated in U.S. dollars. This was mainly due to the low interest rate environment observed globally. The ALCO’s net interest income derived from its liquidity portfolio, and excluding the impact of inflation, was Ch$66,096 million in 2015 compared to Ch$98,469 million in 2014.

Fee and commission income

For the years ended December 31, 2015 and 2014. Net fees and commission income increased 4.6% to Ch$237,627 million in the twelve-month period ended December 31, 2015 compared to the same period in 2014. In 2015, the Bank continued to experience positive client base and product growth that drove fee growth in various products. The following table sets forth certain components of our income from services (net of fees paid to third parties directly connected to providing those services, principally fees relating to credit card processing and ATM network administration) in the years ended December 31, 2015, 2014 and 2013.

	Year ended December 31,			% Change
	2015	2014	2013	2015/2014	2014/2013
	(in millions of Ch$)
Credit, debit and ATM cards	46,066	43,161	39,325	6.7%	9.8%
Collections	30,399	35,355	45,190	(14.0%)	(21.8%)
Insurance brokerage	39,252	34,695	32,253	13.1%	7.6%
Letters of credit	35,276	32,403	30,131	8.9%	7.5%
Checking accounts	30,291	29,031	28,044	4.3%	3.5%
Custody and brokerage services	8,685	8,307	6,195	4.6%	34.1%
Lines of credit	6,597	7,015	7,025	(6.0%)	(0.1%)
Asset management	–	–	31,154	–	(100.0%)
Others	41,061	37,316	10,519	10.0%	254.7%
Total fees and commission income, net	237,627	227,283	229,836	4.6%	(1.1%)

Fees from credit, debit and ATM cards increased by 6.7% in 2015, reflecting the positive growth of the usage of the Bank’s credit and debit cards. Active credit cards totaled 1,936,697 as of October 2015, the latest market data available and increased 3.1% compared to the same period in 2014.

Fees from collections decreased by 14.0% in 2015 compared to 2014. In 2015, we once again auctioned to the lowest bidder the mandatory insurance products that are sold with mortgage loans. This negatively impacted collection fees where this income is recognized.

Insurance brokerage fees increased 13.1% as business volumes recovered in line with a recovery in client and product growth.

Fees from letters of credit and other contingent operations increased 8.9% in 2015. This increase was mainly due to positive performance of our international and foreign trade financing businesses with clients and also due to the depreciation of the peso against the U.S. dollar since this business is mainly transacted in foreign currency.

Fees from checking accounts increased 4.3% in 2015 compared to 2014. This was mainly due to a rise in the Bank’s checking account base. According to the latest data published by the SBIF as of December 2015, the Bank’s checking accounts totaled 852,492 compared to 815,182 in 2014 or a growth of 5.5%. Higher checking account balances both in retail banking as well as an increase in corporate cash management services also boosted fee growth in this product.

Brokerage and custody fees increased 4.6% in 2015 as compared to 2014. Despite lack luster performance of local equity markets, which hurt brokerage activity, the depreciation of the peso against the dollar positively affected brokerage and custody fees. The Bank also saw an increase in custody services with corporate clients.

Fees from lines of credit decreased 6.0% in 2015 compared to 2014. Lower spending on behalf of individuals resulted in less usage of lines of credit attached to checking accounts. At the same time, as the Bank continued to de-risk its retail loan book, it reduced its exposure of lines of credit among low income earners.

Fees from our asset management business totaled Ch$0 in 2015 and 2014. In December 2013, our Asset Management business was sold. In 2014 and 2015, the Bank continued to broker asset management products for Santander Asset Management. These brokerage fees are included as other income from fees.

The rise in other fee income of 10.0% in 2015 compared to 2014 was mainly due to higher fees from the brokerage of asset management services. As mentioned in the paragraph above, the Bank is no longer in the asset management business, but serves as an exclusive broker for Santander Asset Management, the acquirer of our asset management business. In 2015, asset management brokerage fees totaled Ch$36,182 million and increased 16.8% compared to 2014. The positive growth of our client base among high income earners led to higher brokerage fees of asset management products.

The following table sets forth, for the periods indicated our fee income broken down by segment and sub-segment for the periods indicated:

	Year ended December 31,			% Change	% Change
	2015	2014	2013	2015/2014	2014/2013
	(in millions of Ch$)
Retail banking	190,380	175,007	184,766	8.8%	(5.3%)
Middle-market	28,537	27,055	29,199	5.5%	(7.3%)
Global corporate banking	15,231	22,338	17,432	(31.8%)	28.1%
Other	3,479	2,883	(1,561)	20.7%	--%
Total fees and commission income, net	237,627	227,283	229,836	4.6%	(1.1%)

Fees from Retail banking increased 8.8% in 2015 compared to 2014. Since mid-2013, the Bank has been executing a profound overhaul of its Client Relationship Management (CRM) systems, client service and other changes to its commercial team front-office functions, which has continued to increase product sales and usage. This has led to high fee growth among retail bank clients, especially cards, insurance brokerage, brokerage of asset management products and checking accounts. Total retail clients reached 3.38 million at year-end 2015 and increased 1.6%. Total retail clients with a checking account increased 6.4% to 692,359 and loyal retail clients (a new internal measure that considers the amount of products a client has, uses and their profitability) increased 4.8% to 519,889 by year-end 2015.

The 5.5% increase in fees from the Middle-market segment was mainly due to the positive expansion of business volumes in this segment, which led to greater product usage.

Fees from the Global corporate banking segment decreased 31.8% in 2015 compared to 2014. In 2015, this segment saw a reduction in investment banking activities such as bond issuances and financial advisory, mainly due to the slower economic growth.

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

Fees from collections decreased by 21.8% in 2014 compared to 2013. In 2014, we once again auctioned to the lowest bidder the mandatory insurance products that are sold with mortgage loans. This negatively impacted collection fees where this income is recognized. At the same time in 2014, per new regulations, we began provisioning as a fee expense a portion of the life insurance fees collected by the Bank on behalf of insurance companies. We provisioned a total of Ch$6.8 billion of such fees in 2014. Several of the loan products that the Bank sells, mainly consumer and mortgage loans, are sold with a life insurance that covers the value of the loan in case of death. This insurance premium is collected by the Bank on behalf of insurance companies upfront at the moment the loan is originated to cover a period equal to the maturity of the loan. Therefore, if the client pre-pays the loan, we must return to the insurance company a portion of the fee collected. Insurance brokerage fees increased 7.6% as business volumes recovered in line with a recovery in client and product growth.

Fees from letters of credit and other contingent operations increased 7.5% in 2014. This increase was mainly due to positive performance of our international and foreign trade financing businesses with clients and also due to the depreciation of the peso against the U.S. dollar since this business is mainly transacted in foreign currency.

Fees from checking accounts increased 3.5% in 2014 compared to 2013. This was mainly due to a rise in the Bank’s checking account base. According to the latest data published by the SBIF as of November 2014, the Bank’s checking accounts totaled 815,182 compared to 772,436 in 2013 or a growth of 5.5%. This was due in part to the implementation of an improved customer relationship management system and better quality of service standards. Higher checking account balances both in retail banking as well as an increase in corporate cash management services also boosted fee growth in this product.

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

By reporting segment fee income evolution was the following during 2014:

Fees from our Retail banking segment decreased 5.3% in 2014 compared to 2013. This was mainly due to several regulations that affected fee income in 2014, mainly collection fees. Additionally, fees in this segment were impacted by the SERNAC Financiero’s restrictions on the increase of fees and the new regulations regarding the selling of mandatory insurance for mortgage loans. At the same time, the Bank has de-emphasized growth among low income earners, which resulted in lower business activity and client growth in this segment, which is mainly dedicated to banking lower income individuals that generate high levels of fees.

The 7.3% decrease in fees in the Middle-market segment reflects the timid increase in business activity in general in line with the overall growth of the economy in 2014 and the negative impact of insurance brokerage fee regulations.

Fees from Global corporate banking increased 28.1%. In 2014, this segment saw an important increase in cash management services, custody, financial advisory and other corporate services. Despite lower GDP growth in 2014, many Chilean companies performed various important transactions locally with the Bank.

Other income fee income that was not attributed to any business segment totaled a gain of Ch$2,883 million in 2014 compared to a loss of Ch$1,561 million in 2013. This improvement was mainly due to the fact that in 2014 various fee expenses that were not previously assigned to any specific reporting segment were distributed among the different lines of business.

Financial transactions, net

The following table sets forth information regarding our income (loss) from financial transactions for the years ended December 31, 2015, 2014 and 2013.

	Year ended December 31,			% Change	% Change
	2015	2014	2013	2015/2014	2014/2013
	(in millions of Ch$)
Net income from financial operations	(457,897)	(159,647)	(20,289)	186.8%	686.9%
Foreign exchange profit (loss), net	603,396	272,212	144,726	121.7%	88.1%
Total financial transactions, net	145,499	112,565	124,437	29.3%	(9.5%)

For the years ended December 31, 2015 and 2014. Total financial transactions, net, which is the sum of net income from financial operations and foreign exchange profit (loss), totaled Ch$145,499 million in the year ended December 31, 2015, an increase of 29.3% compared to the same period in 2014. These results include the results of our Treasury Division’s trading business and financial transactions with customers, as well the results of our Financial Management Division.

Net income from financial operations was a loss of Ch$457,897 million in 2015 compared to a loss of Ch$159,647 million in 2014.

	Year ended December 31,			% Change	% Change
	2015	2014	2013	2015/2014	2014/2013
	(in millions of Ch$)
Derivatives classified as trading	(503,981)	(224,015)	(68,201)	125.0%	228.5%
Trading investments	21,505	45,952	29,985	(53.2%)	53.2%
Sale of loans	863	6,070	3,177	(85.8%)	91.1%
Available-for-sale instruments sales	23,655	6,934	10,258	241.1%	(32.4%)
Other results	61	5,412	4,492	(98.9%)	20.5%
Net income (loss) from financial operations	(457,897)	(159,647)	(20,289)	186.8%	686.9%

The higher loss from financial operations in 2015 compared to 2014 was mainly due to:

(i)	Higher losses from derivatives classified as trading. In 2015, the average yearly exchange rate depreciated 14.8%. Movements in foreign currency affect this line item because it includes the valuation adjustments of our derivatives classified as trading. The Bank’s spot position includes all assets and liabilities in foreign currency and assets and liabilities in Ch$ linked to U.S.$ that are not derivatives. Internal policy prohibits us from opening a large exposure in foreign currency, but we usually have more liabilities in foreign currency (mainly US$) than assets in our spot position due to our long-term funding in foreign currency and deposits denominated in foreign currencies from Chilean exporters. This net foreign currency liability spot position is hedged using different instruments. Our long-term foreign currency funding is hedged with cross-currency swaps that are matched and are accounted under hedge accounting rules. Therefore, the liability and the corresponding hedge are recognized in foreign exchange profits, described below and not in this line item. Excluding this part of our funding in foreign currency, we are left with the foreign currency deposits and other short-term foreign currency funding mechanisms, which are smaller than the foreign currency assets, mainly cash. This difference is hedged with derivatives that are accounted as trading derivatives and since the size of our cash position in U.S. dollars (see Note 4a of our Audited Consolidated Financial Statements) increased, the amount of derivatives hedging this position also rose and the loss from derivatives classified as trading rose. For more details, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk—E. Market Risks—Market risk management— Market risk – local and foreign financial management.”

(ii)	The 53.2% lower gain from trading investments was mainly due to the lower UF inflation rate in 2015 compared to 2014. In this line item the mark-to-market and interest income of the trading fixed income portfolio are recognized. In 2015, the lower UF inflation decreased interest from this portfolio. This explains the 53.2% increase in results from the trading portfolio compared to 2014, which totaled Ch$21,505 million.

(iii)	The results from our available for sale portfolio increased 241.1% in 2015 compared to 2014. This was mainly due to higher realized gains from our available for sale fixed income portfolio, especially in the first quarter of 2015 when long-term interest rates declined sharply.

The net result from foreign exchange transactions totaled a gain of Ch$603,396 million in 2015 compared to Ch$272,212 million.

	Year ended December 31,			% Change	% Change
	2015	2014	2013	2015/2014	2014/2013
	(in millions of Ch$)
Net profit or loss from foreign currency exchange differences	(197,875)	(370,282)	(242,841)	(46.6%)	52.5%
Hedge-accounting derivatives	777,254	621,767	379,910	25.0%	63.7%
Translation gains and losses over assets and liabilities indexed to foreign currencies, net	24,017	20,727	7,657	15.9%	170.7%
Net results from foreign exchange profit (loss)	603,396	272,212	144,726	121.7%	88.1%

The net result from foreign exchange transactions totaled a gain of Ch$603,396 million in 2015 compared to Ch$272,212 million.

Included in these results is the sub-item Net profit or loss from foreign currency exchange differences which totaled a loss of Ch$197,875 million in 2015. Since the Bank, in its spot position has more liabilities than asset in foreign currency, the depreciation of the peso in 2015 resulted in a net loss in this sub-item.

Included in the net results from foreign exchange profit (loss) are the results from hedge-accounting derivative that are used to hedge the foreign currency risk of our long-term foreign currency funding. These are mainly cross-currency swaps that are accounted under hedge accounting rules. These derivatives produced a gain of Ch$777,254 million in 2015.

Finally, the Bank has assets and liabilities that are in Chilean pesos, but indexed to foreign currency. In this case, we have more asset than liabilities linked to foreign currency and when the peso depreciates this produces a translation gain which in 2015 totaled Ch$24,017 million. This exposure is also hedged.

For more details, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk—E. Market Risks—Market risk management— Market risk – local and foreign financial management.”

In order to more easily compare the results from financial transactions, net, we present the following table that separates the results by lines of business for 2015, 2014 and 2013.

	Year ended December 31,			% Change
	2015	2014	2013	2015/2014	2014/2013
	(in millions of Ch$)
Santander Global Connect	60,995	50,740	44,860	20.2%	13.1%
Market-making with clients	22,850	33,097	34,258	(31.0%)	(3.4%)
Client treasury services	83,845	83,837	79,118	--%	6.0%
Sale of loans and charged-off loans	863	6,070	3,177	(85.8%)	91.1%
Proprietary trading	(567)	(1,113)	(1,963)	(49.0%)	(43.3%)
Financial Management Division and others (1)	61,358	23,771	44,105	158.1%	(46.1%)
Non-client treasury income (loss)	61,654	28,728	45,319	114.6%	(36.6%)
Total financial transactions, net	145,499	112,565	124,437	29.3%	(9.5%)

(1)	The Financial Management Division manages the structural interest rate risk, the structural position in inflation-indexed assets and liabilities, capital requirements and liquidity levels. The aim of the Financial Management Division is to provide stability and continuity in our net interest income from commercial activities, and to ensure that we comply with internal and regulatory limits regarding liquidity, regulatory capital, reserve requirements and market risk.

Client treasury services totaled Ch$83,845 million and were flat compared to 2014. The results from Santander Global Connect and market-making mainly include the results from the sale of derivatives, foreign exchange and fixed income instruments to our client base. In 2015, the results from Santander Global Connect increased 20.2%. The depreciation of the peso and higher market volatility led to a larger demand for hedging from our Corporate and Middle-market clients, driving this income line. The results from market-making with client services decreased 31.0% in 2014, mainly due to lower business volumes of tailor-made treasury services sold to specific corporate clients. These results may vary year-to-year as some large operations with corporate clients may not be repeated in subsequent years.

The results from non-client treasury income increased 114.6% and totaled a gain of Ch$61,654 million in 2015 compared to Ch$28,728 million in 2014. These results include the income from sale of loans, including charged-off loans, proprietary trading and the results from our Financial Management Division.

The results from the sale of loans decreased 85.8% to Ch$863 million in 2015. The results from proprietary trading totaled a loss of Ch$567 million. The Bank since year-end 2012, no longer has a proprietary trading area and these results are from residual positions that are being closed.

In 2015, income from the Bank’s Financial Management Division increased 158.1% to Ch$61,358 million. This department manages the structural interest rate risk, the structural position in inflation-indexed assets and liabilities, capital requirements and liquidity levels. The aim of the Financial Management Division is to provide stability and continuity in our net interest income from commercial activities, and to ensure that we comply with internal and regulatory limits regarding liquidity, regulatory capital, reserve requirements and market risk. This higher result was mainly due to larger realized gains from our available for sale portfolio. The results from our available for sale portfolio increased 241.1% in 2015 compared to 2014 and totaled Ch$23,655 million. This higher gain arose from the decline in long-term interest rates, especially in the first quarter of 2015. The results from Financial Management Division also include the offset of the foreign currency impact on administrative expenses in foreign currency. As the peso depreciated against the Euro, the currency in which some of our IT costs are denominated, this resulted in higher administrative expenses (See Item 5-Management Discussion and Analysis-Operating Expenses), but also higher gains in the Financial Management Division’s results.

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

Net income from financial operations was a loss of Ch$159,647 million in 2014 compared to a loss of Ch$20,289 million in 2013. The higher loss from financial operations in 2014 compared to 2013 was mainly due to:

(i)	Higher losses from derivatives classified as trading. In 2014, the average yearly exchange rate depreciated 15.2% compared to 1.8% in 2013. Movements in foreign currency affect this line item because it includes the valuation adjustments of our derivatives classified as trading. The Bank’s spot position includes all assets and liabilities in foreign currency and assets and liabilities in Ch$ linked to U.S.$ that are not derivatives. Internal policy prohibits us from opening a large exposure in foreign currency, but we usually have more liabilities in foreign currency (mainly US$) than assets in our spot position due to our long-term funding in foreign currency and deposits denominated in foreign currencies from Chilean exporters. This net foreign currency liability spot position is hedged using different instruments. Our long-term foreign currency funding is hedged with cross-currency swaps that are matched and are accounted under hedge accounting rules. Therefore, the liability and the corresponding hedge are recognized in foreign exchange profits, described below and not in this line item. Excluding this part of our funding in foreign currency, we are left with the foreign currency deposits and other short-term foreign currency funding mechanisms, which are smaller than the foreign currency assets, mainly loans and cash. This difference is hedged with derivatives that are accounted as trading derivatives. As the peso depreciated against the dollar in 2014 at a higher rate than in 2013, the loss from derivatives classified as trading rose. For more details, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk—E. Market Risks—Market risk management— Market risk – local and foreign financial management.”

(ii)	This was partially offset by higher gains from our investment portfolio classified as trading. In this line item the mark-to-market and interest income of the trading portfolio are recognized. In 2014, the higher UF inflation increased interest from this portfolio and falling interest rates increased the mark-to-market gains. This explains the 53.2% increase in results from the trading portfolio compared to 2013, which totaled Ch$45,952 million.

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

By line of business, client treasury services totaled Ch$83,837 million and increased 6.0% in 2014 compared to 2013. The results from Santander Global Connect and market-making mainly include the results from the sale of derivatives, foreign exchange and fixed income instruments to our client base. In 2014, the results from Santander Global Connect increased 13.1%. The depreciation of the peso led to a larger demand for hedging from our Corporate and Companies clients driving this income line. The results from market-making with client services decreased 3.4% in 2014, mainly due to lower business volumes of tailor-made treasury services sold to specific corporate clients. These results may vary year-to-year as some large operations with corporate clients may not be repeated in subsequent years.

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

In 2014, income from the Bank’s Financial Management Division decreased 46.1% to Ch$23,771 million. This department manages the structural interest rate risk, the structural position in inflation-indexed assets and liabilities, capital requirements and liquidity levels. The aim of the Financial Management Division is to provide stability and continuity in our net interest income from commercial activities, and to ensure that we comply with internal and regulatory limits regarding liquidity, regulatory capital, reserve requirements and market risk. This lower result was mainly due to lower gains obtained from short-term interest rate differential between the U.S. dollar and the Chilean peso. As mentioned, the Bank has a greater spot position in liabilities denominated in foreign currency than assets. These principally U.S. dollar-denominated liabilities are hedged through derivatives, resulting in minimal foreign currency exposure, but this does result in the existence of a short-term interest rate differential between U.S. dollars and Chilean pesos, which produces a financial result registered here. This result is positive when interest rates in the US are trending up and local rates are falling and vice versa. At the same time, our interest expense related to foreign currency exchange rose proportionally. In 2014 and 2013, local rates decreased relative to US rates, but this impact was more significant in 2013 when the end of quantitative easing was announced. This lower result is also partially offset by higher yield on liquidity recognized in net interest income, since the rise in inflation resulted in higher nominal yields earned over the Bank’s available for sale fixed income portfolio.

Other operating income

	Year ended December 31,			% Change	% Change
	2015	2014	2013	2015/2014	2014/2013
	(In millions of Ch$)
Income from assets received in lieu of payment	2,455	2,811	6,571	(12.7%)	(57.2%)
Net results from sale of investment in other companies	617	-	78,122	--%	--%
Operational leases	708	805	328	(12.0%)	145.4%
Gain on sale of Bank property, plant and equipment	381	687	176	(44.5%)	290.3%
Recovery of generic provisions for contingencies	-	315	77	--%	309.1%
Insurance coverage for earthquake	435	661	725	(34.2%)	(8.8%)
Other	1,843	1,266	2,156	45.6%	(41.3%)
Sub-total other income	3,367	3,734	3,462	(9.8%)	7.9%
Total other operating income	6,439	6,545	88,155	(1.6%)	(92.6%)

For the years ended December 31, 2015 and 2014. Total other operating income fell 1.6% in 2015 compared to 2014 and totaled a gain of Ch$6,439 million. Other operating income was negatively affected by lower gains from income received from assets in lieu of payment, lower income from operational leases and less payments from insurance coverage for earthquake damages.

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

Provision for loan losses

The following table sets forth, for the periods indicated, certain information relating to our provision for loan losses.

	Year ended December 31,			% Change	% Change
	2015	2014	2013	2015/2014	2014/2013
	(in millions of Ch$)
Provision for loan losses	(454,462)	(403,069)	(418,675)	12.8%	(3.7%)
Charge-off of loans analyzed on an individual basis	(12,955)	(10,811)	(8,071)	19.8%	33.9%
Recoveries on loans previously charged-off	68,140	58,977	55,284	15.5%	6.7%
Provision for loan losses, net	(399,277)	(354,903)	(371,462)	12.5%	(4.5%)
Year end loans (1)	25,300,757	22,892,649	21,060,761	10.5%	8.7%
Non-performing loans (2)	643,468	644,327	613,301	(0.1%)	5.1%
Impaired loans (3)	1,669,340	1,617,251	1,477,701	3.2%	9.4%
Allowance for loan losses (4)	762,301	684,317	614,933	11.4%	11.3%
Impaired loans / Year end loans (5)	6.60%	7.06%	7.02%
Non-performing loans / Year end loans (2)	2.54%	2.81%	2.91%
Allowances for loan losses / Total loans	3.01%	2.99%	2.92%
Coverage ratio non-performing loans (5)	118.47%	106.21%	100.27%

(1)	Includes Ch$10,877 million in 2015, Ch$11,943 million in 2014 and Ch$125,449 million in 2013 in interbank loans.

(2)	Non-performing loans include the aggregate unpaid principal and accrued but unpaid interest on all loans with at least one installment at least 90 days past-due.

(3)	Impaired loans include: (a) for loans individually evaluated for impairment: (i) the carrying amount of all loans to clients that are rated C1 through C4, D1 and D2 and (ii) the carrying amount of all loans to an individual client with at least one non-performing loan (which is not a residential mortgage loan past due less than 90 days), regardless of category; and (b) for loans collectively evaluated for impairment, the carrying amount of all loans to a client, when at least one loan to that client is not performing or has been renegotiated. See “Note 9—Loans and Accounts Receivables from Customers—(a) Loans and accounts receivables from customers” in the Audited Consolidated Financial Statements.

(4)	Includes Ch$1,166 million in 2015, Ch$1 million in 2014 and Ch$495 million in 2013 in allowance for loan losses for interbank loans.

(5)	Calculated as allowance for loan losses divided by non-performing loans.

For the years ended December 31, 2015 and 2014. Provisions for loan losses, net of recoveries totaled Ch$399,277 million in 2015 and increased 12.5% compared to the amount of provisions recorded in 2014.

Provision for loan losses, which includes the full amount of provisions recognized as a result of loan growth and change in risk classification as well as the net result of provisions and charge-offs of loans analyzed on a group basis, totaled Ch$454,462 million in 2015 compared to Ch$403,069 million in 2014 and increased 12.8%. The following table breaks down provision for loans losses by loan product for the years ended December 31, 2015, 2014 and 2013.

				% Change
	2015	2014	2013	2015/2014	2014/2013
	(in millions of Ch$)
Interbank loans	(1,165)	494	(336)	--%	--%
Commercial loans	(197,247)	(203,454)	(157,558)	(3.1%)	29.1%
Mortgage loans	(27,168)	(18,346)	(33,271)	48.1%	(44.9%)
Consumer loans	(230,811)	(180,666)	(222,964)	27.8%	(19.0%)
Contingent loans	1,929	(1,097)	(4,546)	(275.8%)	(75.9%)
Total(1)	(454,462)	(403,069)	(418,675)	12.8%	3.7%

(1)	Includes the full amount of provisions recognized as a result of loan growth and change in risk classification as well as the net result of provisions and charge-offs of loans analyzed on a group basis

Provisions established for the Bank’s consumer loans increased by 27.8% to Ch$230,811 million in 2015 compared to 2014. During the second half of 2014, and as a response to the ongoing improvement of the allowances models for loans, the Bank updated its allowances model for consumer loans. The models were calibrated with the aim of improving the prediction of client behavior and maintaining statistical and management standards. Part of these improvements consisted of the advancement of the models’ governance allowing technical and decisional approvals at different points of the approval process, more robust statistical processes and more historical information, allowing stronger parameters of the Probability of Non-Performance (PNP) and the Severity (SEV) involved in the provision calculation. These changes in 2014 resulted in the release of consumer provisions of Ch$26,563 million in 2014. As this is a change in estimation, this improvement was recognized under the "Provisions for loan losses" in the Consolidated Statement of Income for the year in accordance with IAS 8. See “Item 5. Operating and Financial Review and Prospects—C. Selected Statistical Information-Classification of Loan Portfolio— Classification of Loan Portfolio-Loans analyzed on a group basis—Allowances for consumer loans.”

Excluding this effect in 2014, consumer loan loss provisions grew 11.4%. This rise was mainly due to: (i) consumer loan growth, which reached 5.9% year over year in 2015 compared to 2014, and (ii) greater charge-offs of consumer loans assessed on a group basis. In light of lower economic growth, the Bank restricted renegotiations of consumer loans for customers presenting payment difficulties and this resulted in higher charge-offs. As a result of this policy, the consumer non-performing loans ratio reached 2.7% in 2015 compared to 2.5% in 2014 as more clients became non-performing. Overall asset quality trends, measured according to the impaired consumer loan ratio, remained healthy in 2015. The impaired consumer loan ratio decreased from 9.3% in 2014 to 8.9% in 2015 as growth in the consumer loan book was focused on high income earners that are usually less risky.

Provision expense in commercial lending decreased 3.1% in 2015 compared to 2014. During the second half of 2014, and as a response to the ongoing improvement of the allowances models for loans, the Bank updated its allowances model for commercial loans analyzed on a group basis. The models were calibrated with the aim of improving the prediction of client behavior and maintaining statistical and management standards. Part of these improvements consisted of the advancement of the models’ governance allowing technical and decisional approvals at different points of the approval process, more robust techniques of statistical processes and more historical information, allowing stronger parameters of the Probability of Non-Performance (PNP) and the Severity (SEV) involved in the provision calculation. These changes resulted in an increase in commercial provisions of Ch$45,141 million. As this is a change in estimation, this impact was recognized under the "Provisions for loan losses" in the Consolidated Statement of Income for the year in accordance with IAS 8.

Excluding this impact, provisions for commercial loans grew 24.6% in the period being analyzed. This rise was mainly due to higher provisions in Global corporate banking as the Bank downgraded various corporate clients affected by the slower economic environment, but which have not yet entered non-performing status. On the other hand, asset quality in commercial loans in retail banking improved throughout 2015, as the Bank focused growth on less risky commercial retail customers. The NPL ratio in commercial loans decreased from 3.0% in 2014 to 2.6% in 2015 mainly due to improvements in asset quality in retail banking. The impaired commercial loan ratio reached 7.1% in 2015 compared to 7.2% at year-end 2014.

Provisions for mortgage loans increased 48.1% in 2015 compared to 2014. This rise was mainly due to: (i) mortgage loan growth, which increased 17.8% in the period being analyzed, and (ii) greater charge-offs of mortgage loans. In light of lower economic growth, the Bank has been restricting the renegotiations of mortgage loans for customers presenting some payment difficulties and this resulted in higher charge-offs. The Bank also focused mortgage loan growth on higher income earners that in general are less risky. As a result of the change in the loan mix and the higher charge-offs, mortgage loan asset quality improved in 2015 compared to 2014. The non-performing ratio for mortgage loans declined from 2.7% in 2014 to 2.1% in 2015. The impaired mortgage loans ratio also improved from 5.6% in 2014 to 5.1% in 2015.

For a description of the provisions related to our residential mortgage loans and commercial loans analyzed on a group basis, please see “Item 5. Operating and Financial Review and Prospects—C. Selected Statistical Information—Classification of Loan Portfolio—Classification of Loan Portfolio—Loans analyzed on a group basis—Allowances for residential mortgage loans” and “—Loans analyzed on a group basis—Small and mid-sized commercial loans.”

Additionally, the lower economic growth in 2015 resulted in a rise in charge-off of loans analyzed on an individual basis that totaled Ch$12,955 million in 2015 and rose 19.8% compared to 2014.

Recoveries on loans previously charged-off increased 15.5% in 2015 compared to 2014. This was due to higher recoveries of charged-off commercial and residential mortgage loans mainly due to improved recovery efforts, especially in the Middle-market segment. As the Bank has improved the asset quality in consumer lending, the growth rate of recoveries has also diminished. The following table shows recoveries of loans previously charged-off by type of loan.

	Year ended December 31,			% Change	% Change
	2015	2014	2013	2015/2014	2014/2013
	(in millions of Ch$)
Recovery of loans previously charged-off
Consumer loans	35,565	36,908	36,004	(3.6%)	2.5%
Residential mortgage loans	6,543	5,122	4,735	27.7%	8.2%
Commercial loans	26,032	16,947	14,545	53.6%	16.5%
Total recoveries	68,140	58,977	55,284	15.5%	6.7%

In some instances, we will sell a portfolio of charged-off loans to a third party. Gain (loss) on these charged-off loans is recognized as net income from financial transactions as disclosed in “Note 27—Profit and Loss from Financial Operations” of our Audited Consolidated Financial Statements. The following table sets forth information about our sale of charged-off loans for the year ended December 31, 2015, 2014 and 2013.

	Year ended December 31,			% Change	% Change
	2015	2014	2013	2015/2014	2014/2013
	(in millions of Ch$)
Gains on sale of loans previously charged-off	(58)	4,809	1,500	-%	220.6%

The following table sets forth, for the periods indicated, our net provision expense broken down by business segment:

	Year ended December 31,			% Change	% Change
	2015	2014	2013	2015/2014	2014/2013
	(in millions of Ch$)
Retail banking	(332,657)	(325,621)	(315,982)	2.2%	3.1%
Middle-market	(26,147)	(22,034)	(41,064)	18.7%	(46.3%)
Global corporate banking	(28,426)	1,924	(14,697)	--%	(113.1%)
Other	(12,047)	(9,172)	281	31.3%	--%
Total provisions, net	(399,277)	(354,903)	(371,462)	12.5%	(4.5%)

Net provisions expense from retail banking increased 2.2% in 2015 compared to 2014. Excluding the net impact of Ch$18,578 million as a result of modifications made to the provisioning models for loans assessed on a group basis done in 2014, provision expense in retail banking increased 8.3%. This rise was mainly due to: (i) retail loan growth that totaled 12.1% in 2015 compared to 2014, and (ii) greater charge-offs. The Bank, in light of slower economic growth, restricted renegotiations of retail loans, which resulted in a greater amount of loans being charged-off.

Net provision expense from in the Middle-market segment increased 18.7% compared to 2014. In 2015, the Bank performed various downgrades of specific clients mainly in the salmon industry.

Net provision expense from Global corporate banking totaled a loss of Ch$28,426 million compared to net reversal of Ch$1,924 million in 2014. In 2015, the Bank downgraded specific clients in the non-bank financial sectors and a client in the agro-industrial sector due to company specific weaknesses.

Total provisions, net included in Others reached Ch$12,047 million compared to the Ch$9,172 million. In Other provision expense we include the impact of the fluctuation of the exchange rate on our provision expense. Of our total loan book, 13.3% is in foreign currency, mainly in dollars and consisting of short-term foreign trade loans. When the peso depreciates, as was the case in 2015 and 2014, the amount of provisions set aside for these loans translated to local currency rises. This impact has a corresponding hedge recognized in the results from financial transactions and for this reason it is not assigned to any reporting segment.

We believe that our loan loss allowances are currently adequate for all known and estimated incurred losses.

For the years ended December 31, 2014 and 2013. Provisions for loan losses, net of recoveries totaled Ch$354,903 million in 2013 and decreased 4.5% compared to the amount of provisions recorded in 2013.

Provision for loan losses, which includes the full amount of provisions recognized as a result of loan growth and change in risk classification as well as the net result of provisions and charge-offs of loans analyzed on a group basis, totaled Ch$403,069 million in 2014 compared to Ch$418,675 million in 2013 and decreased 3.7%.

Provisions established for the Bank’s consumer loans decreased by 19.0% to Ch$180,666 million in 2014 compared to 2013. It is also important to point out that since 2012, the Bank has been pursuing a strategy of growing in higher income and less riskier segments in consumer lending and reducing relative exposure to the lower end of the consumer segment, which is mainly attended by Santander Banefe. This has resulted in improvements in asset quality of our consumer loan book. The non-performing ratio for consumer loans declined from 2.6% in 2013 to 2.5% in 2014 and the impaired mortgage loans ratio also improved from 9.7% in 2013 to 9.3% in 2014.

During the second half of 2014, and as a response to the ongoing improvement of the allowances models for loans, the Bank updated its allowances model for consumer loans. The models were calibrated with the aim of improving the prediction of client behavior and maintaining statistical and management standards. Part of these improvements consisted of the advancement of the models’ governance allowing technical and decisional approvals at different points of the approval process, more robust statistical processes and more historical information, allowing stronger parameters of the Probability of Non-Performance (PNP) and the Severity (SEV) involved in the provision calculation. These changes resulted in the release of consumer provisions of Ch$26,563 million in 2014. As this is a change in estimation, this improvement was recognized under the "Provisions for loan losses" in the Consolidated Statement of Income for the year in accordance with IAS 8. See “Item 5. Operating and Financial Review and Prospects—C. Selected Statistical Information-Classification of Loan Portfolio— Classification of Loan Portfolio-Loans analyzed on a group basis—Allowances for consumer loans.”

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

Provisions for mortgage loans decreased 44.9% in 2014 compared to 2013. This decrease was due to:

(i)	The non-performing ratio for mortgage loans declined from 2.8% in 2013 to 2.7% in 2014 and the impaired mortgage loans ratio also improved from 5.7% in 2013 to 5.6% in 2014.

(ii)	Simultaneously in 2013, the Bank resolved a class action suit brought by CONADECUS, a consumer protection group, and renegotiated a group of residential mortgage loans that had a bullet payment due in 2013, which were offered to clients in 2010, following the earthquake. This also led to the rise in impaired residential mortgage loans and provisions in that year.

For a description of the provisions related to our residential mortgage loans and commercial loans analyzed on a group basis, please see “Item 5. Operating and Financial Review and Prospects—C. Selected Statistical Information—Classification of Loan Portfolio—Classification of Loan Portfolio—Loans analyzed on a group basis—Allowances for residential mortgage loans” and “—Loans analyzed on a group basis—Small and mid-sized commercial loans.”

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

By business segments in 2014, net provision expense in retail banking grew 3.1% mainly due to the net effect of the change in provisioning models for loans assessed on a group basis and weaker asset quality in SMEs. This was partially offset by improved credit quality of consumer loans.

Net provision expense from the Middle-market decreased 46.3%. In 2013, the Bank performed various downgrades of specific clients in the retails, salmon, fishery and construction sectors that were not repeated in 2014.

Net provision expense from Global corporate banking totaled a net reversal of Ch$1,924 million compared to a net loss of Ch$14,697 million in 2013 when the Bank downgraded specific clients in the construction and retail sectors, which did not occur in 2014.

Operating expenses

The following table sets forth information regarding our operating expenses in the years ended December 31, 2015, 2014 and 2013.

	Year ended December 31,			% Change	% Change
	2015	2014	2013	2015/2014	2014/2013
	(in millions of Ch$)
Personnel salaries and expenses	(387,063)	(338,888)	(308,344)	14.2%	9.9%
Administrative expenses	(220,531)	(205,149)	(188,191)	7.5%	9.0%
Depreciation and amortization	(53,614)	(44,172)	(61,074)	21.4%	(27.7%)
Impairment	(21)	(36,664)	(244)	(99.9%)	14,926.2%
Other operating expenses	(58,729)	(58,946)	(52,338)	(0.4%)	12.6%
Total operating expenses	(719,958)	(683,819)	(610,191)	5.3%	12.1%
Efficiency ratio(1)	43.8%	41.1%	40.2%

(1)	The efficiency ratio is the ratio of total operating expenses to total operating income. Total operating income consists of net interest income, fee income, financial transactions, net and other operating income.

For the years ended December 31, 2015 and 2014. Operating expenses in the year ended December 31, 2015 increased 5.3% compared to the corresponding period in 2014. The efficiency ratio was 43.8% in 2015, 41.1% in 2014 and 40.2% in 2013.

The 14.2% increase in personnel salaries and expenses was mainly due to an increase in personnel compensation, higher severance payments and greater costs related to benefits included in the Bank’s collective bargaining agreement. The 9.5% increase in personnel compensation, which totaled Ch$233,707 million in 2015, was mainly due to: (i) growth in total headcount of 2.1% to 11,723 people, (ii) the impact of the Bank’s meritocracy policies and (iii) the impact of CPI inflation on wages. In 2015, CPI inflation was 4.4% and all salaries are indexed to inflation per collective bargaining agreement. Severance payments increased 222.4% to Ch$34,051 million. The Bank in 2015 executed a program to eliminate high level management positions in order to mitigate cost growth which entailed greater severance payments. In March 2014, a new collective bargaining agreement was signed with the main unions, which became effective on October 1, 2014, and which will expire on December 31, 2018. This resulted in an increase in certain benefits related to the Bank’s health insurance fund and other benefits.

Administrative expenses increased 7.5% in the year ended December 31, 2015 compared to the corresponding period in 2014. The increase in administrative expenses was mainly due to the 14.3% increase in maintenance, repair of property, plant and equipment, which totaled Ch$20,002 million. In 2015, the Bank continued to refurbish branches, open new Santander Select branches, expand the number of Middle-market centers and close Santander Banefe branches and other payment centers.

	Year ended December 31,		% Change
	2015	2014	2015/2014
Traditional branches	276	273	1.1%
Middle-market centers	8	5	60.0%
Santander Select	53	51	3.9%
Banefe and other payment centers	134	145	(7.6%)
Total branches	471	474	(0.6%)

The Bank’s total Outsourced service expenses increased 21.8% in 2015 compared to 2014 and totaled Ch$39,286 million. The Bank outsources various functions especially data processing and IT services. These increased as a result of the depreciation of the peso against the Euro, since several of the firms that provide the Bank with IT services are in Spain. Imbedded in the Bank results from financial transactions, net is an offsetting result, since this exposure to foreign currency is hedged. Finally the Bank marketing expenses rose 12.6% to Ch$18,483 million as the Bank promoted more intensively various new products and was a sponsor for the Copa America tournament held in Chile in 2015.

Impairment charges totaled Ch$21 million in 2015 compared to Ch$36,664 million in 2014. In 2014, the Bank initiated a plan to transform its business and operating model with a better focus on the client. In 2014, the Bank evaluated a number of applications that were in use or in development and tested them for impairment. Following the testing, in accordance with IAS 36, the Bank has recognized an impairment of Ch$36,556 million in 2014 due to the abandonment of unnecessary systems.

Depreciation and amortization expense increased 21.4% in 2015 compared to 2014 and totaled Ch$53,614 million. This rise was mainly due to the increase in depreciation of equipment that reached Ch$18,417 million in 2015 compared to Ch$12,331 million in 2014. This in line with the greater investments in hardware and other equipment as the Bank modernizes its branch network and systems.

Other operating expenses were Ch$58,729 million in 2015, a 0.4% decrease compared to 2014. In 2015, customer service expenses, which are related to our phone banking service, decreased 60.6% due to cost restructurings. Additionally in 2015, the Bank had less expenses related to adopting chip technology on cards. These lower other operating expenses were offset by greater provisions for assets received in lieu of payment. See “Note 33—Other operating income and expenses” to our Audited Consolidated Financial Statements for more detail on Other operating expenses.

The following table sets forth, for the periods indicated, our personnel salaries, administrative and depreciation and amortization expenses broken down by business segment. These amounts exclude impairment and other operating expenses.

	Year ended December 31,			% Change	% Change
	2015	2014	2013	2015/2014	2014/2013
	(in millions of Ch$)
Retail banking	(533,086)	(479,954)	(435,837)	11.1%	10.1%
Middle-market	(77,261)	(66,321)	(62,817)	16.5%	5.6%
Global corporate banking	(49,533)	(44,195)	(38,270)	12.1%	15.5%
Other	(1,328)	2,261	(20,685)	--%	(110.9%)
Total personnel, administrative expenses, depreciation and amortization (1)	(661,208)	(588,209)	(557,609)	12.4%	5.5%

(1)	Excludes impairment and other operating expenses.

By business segment, the 12.4% increase in costs excluding impairment and other operating expenses in 2015 compared to the corresponding period in 2014 was mainly due to the 11.1% increase in costs incurred in retail banking. In 2015, the Bank continued with its strategy of shifting its strategic focus away from retail clients attended in the Santander Banefe branch network and more towards high income earners and small and mid-sized enterprises. This implied additional costs mainly in our distribution network and technology. Costs in the Middle-market segment grew 16.5% in 2015 compared to 2014 as this segment was a growth priority during the year, increasing in terms of size of balance sheet and headcount. Finally, costs in Global corporate banking rose 12.1% in line with business growth in this segment, especially in transactional banking and cash management services that are intense in data processing. All segments costs were also affected by the depreciation of the peso against the euro in 2015, which as previously mentioned has a negative impact on IT costs denominated in that currency and that this foreign currency exposure is hedged, the results of which are recognized in financial transactions, net.

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

By business segment, the 5.5% increase in costs excluding impairment and other operating expenses in 2014 compared to the corresponding period in 2013 was mainly due to the 15.5% increase in costs incurred in Global corporate banking in line with business growth in this segment. Costs in Retail banking increased 10.1% in 2014 compared to 2013. In 2014, the Bank continued with its strategy of increasing presence in this segment, which implied additional costs as a result of this expansion plan mainly in our distribution network and technology. Costs in the Middle-market segment increased 5.6% due to greater business activity.

Income tax

	Year ended December 31,			% Change	% Change
	2015	2014	2013	2015/2014	2014/2013
	(in millions of Ch$)
Net income before tax	528,124	626,940	538,959	(15.8%)	16.3%
Income tax expense	(76,395)	(51,050)	(94,530)	49.6%	(46.0%)
Effective tax rate(1)	14.5%	8.1%	17.5%

(1)	The effective tax rate is the income tax expense divided by net income before tax.

For the years ended December 31, 2015 and 2014. Total income tax expense by the Bank in 2015 totaled Ch$76,395 million, a 49.6% increase compared to 2014. The Bank paid an effective tax rate of 14.5% in 2015 compared to 8.1% in 2014. The higher effective tax rate was mainly due to:

(i)	the statutory corporate tax rate increased from 21% in 2014 to 22.5% in 2015. In 2016, the statutory corporate tax rate will rise to 24%, 25.5% in 2017 and 27% in 2018;

(ii)	income tax expenses in included non-cash income of Ch$10,600 million in 2015 from the re-adjustments made to the Bank’s deferred tax asset base following passage of the new tax law compared to Ch$39,262 million in 2014. The Bank has more deferred tax assets than liabilities. This gain arises from the difference between the Bank’s accounting and tax books regarding how provisions and charge-offs are recognized. When the statutory rates were modified, the Bank’s net deferred tax assets increased as the future tax rates used to calculate this asset were gradually increased from 20% to 27%;

(iii)	the lower CPI inflation rate in 2015 compared to 2014 also resulted in lower permanent differences since the Bank, for Chilean tax purposes, must re-value its capital each year for the variation in CPI inflation. The table below demonstrates the effective tax rate reconciliation. See “Note 14—Current and Deferred Taxes” of the Audited Consolidated Financial Statements for more detail on income tax expense.

	As of December 31,
	2015		2014
	Tax rate	Amount	Tax rate	Amount
	%	Ch$mn	%	Ch$mn
Tax calculated over profit before tax	22.5	118,828	21.0	131,657
Permanent differences	(5.4)	(28,630)	(6.2)	(38,724)
Single penalty tax (rejected expenses)	0.1	340	0.1	746
Effect of tax reform changes on deferred tax	(2.0)	(10,600)	(6.3)	(39,262)
Real estate taxes	(0.7)	(3,853)	(0.5)	(3,357)
Other	0.1	310	-	(10)
Effective rates and expenses for income tax	14.5	76,395	8.1	51,050

For the years ended December 31, 2014 and 2013. Total income tax expense by the Bank in 2014 totaled Ch$51,050 million, a 46.0% decrease compared to 2013. The Bank paid an effective tax rate of 8.1% in 2014 compared to 17.5% in 2014. Income tax expenses in 2014 included a one-time non-cash income of Ch$39,262 million from the re-adjustments made to the Bank’s deferred tax asset base following passage of the new tax law. The Bank has more deferred tax assets than liabilities. This gain arises from the difference between the Bank’s accounting and tax books regarding how provisions and charge-offs are recognized. When the statutory rates were modified, the Bank’s net deferred tax assets increased as the future tax rates used to calculate this asset were gradually increased from 20% to 27%. The higher CPI inflation rate in 2014 compared to 2013 also resulted in greater permanent differences since the Bank, for Chilean tax purposes, must re-value its capital each year for the variation in CPI inflation. The table below demonstrates the effective tax rate reconciliation. See “Note 14—Current and Deferred Taxes” of the Audited Consolidated Financial Statements for more detail on income tax expense.

B.	Liquidity and Capital Resources

Sources of Liquidity

Santander-Chile’s liquidity depends upon its (i) capital, (ii) reserves and (iii) financial investments, including investments in government securities. To cover any liquidity shortfalls and to augment its liquidity position, Santander-Chile has established lines of credit with foreign and domestic banks and also has access to Central Bank borrowings.

The following table sets forth our contractual obligations and commercial commitments by time remaining to maturity. As of the date of the filing of this Annual Report, the Bank does not have significant purchase obligations. As of December 31, 2015, the scheduled maturities of our contractual obligations and of other commercial commitments, including accrued interest, were as follows:

Contractual Obligations	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Subtotal up to 1 year	Between 1 and 5 years	More than 5 years	Subtotal after 1 year	Total
	(in millions of Ch$)
Obligations under repurchase agreements	-	143,689	-	-	143,689	-	-	-	143,689
Checking accounts, time deposits and other time liabilities (1)	7,932,619	5,707,940	3,210,947	2,853,761	19,705,267	238,933	56,845	295,778	20,001,045
Financial derivative contracts	-	126,643	190,409	380,158	697,210	1,016,731	1,148,665	2,165,396	2,862,606
Interbank borrowings	27,323	7,946	148,509	684,819	868,597	438,977	-	438,977	1,307,574
Issued debt instruments	1,953	440,500	155,821	213,928	812,202	2,764,082	2,380,811	5,144,893	5,957,095
Other financial liabilities (2)	129,358	3,142	558	3,114	136,172	68,027	16,328	84,355	220,527
Subtotal	8,091,253	6,429,860	3,706,244	4,135,780	22,363,137	4,526,750	3,602,649	8,129,399	30,492,536
Contractual interest payments (3)	2,075	66,964	141,529	553,736	764,304	1,814,540	905,460	2,720,000	3,484,304
Total	8,093,328	6,496,824	3,847,773	4,689,516	23,127,441	6,341,290	4,508,109	10,849,399	33,976,840

(1)	Includes demand deposits and other demand liabilities, cash items in process of being cleared and time deposits and other time liabilities.

(2)	Mainly includes amounts owed to credit card processors and to the Chilean Production Development Corporation (Corporación de Fomento de la Producción de Chile), the state development agency.

(3)	The table above includes future cash interest payments. For variable rate obligations, we assume the same rate as the last rate known. Various of the payment obligations in the table above are variable debt instruments, since they are denominated in UF, for which we have estimated a long-term inflation rate equal to 3%, which is at the center of the Central Bank’s long-term inflation target. No exclusions requiring further explanation have been made in this table.

Operational Leases

Certain bank premises and equipment are leased under various operating leases. Future minimum rental commitments as of December 31, 2015 under non-cancelable leases are as follows:

As of December 31, 2015
(in millions of Ch$)
Due within 1 year	22,303
Due after 1 year but within 2 years	20,862
Due after 2 years but within 3 years	19,499
Due after 3 years but within 4 years	17,215
Due after 4 years but within 5 years	14,154
Due after 5 years	55,561
Total	149,594

Other Commercial Commitments

As of December 31, 2015, the scheduled maturities of other commercial commitments, including accrued interest, were as follows:

Other Commercial Commitments	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 5 years	More than 5 years	Total
	(in millions of Ch$)
Guarantees	89,430	142,285	714,747	709,844	28,541	1,684,847
Confirmed foreign letters of credit	16,522	12,504	6,535	34,872	-	70,434
Letters of credit issued	39,552	100,407	37,753	1,330	-	179,042
Pledges and other commercial commitments	11,935	11,179	58,629	82,212	-	163,955
Total other commercial commitments	157,440	266,375	817,664	828,258	28,541	2,098,278

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

The following table sets forth our consolidated and risk-weighted assets and regulatory capital as of December 31, 2015 and 2014 as required by the SBIF.

	Consolidated assets as of		Risk-weighted assets(1)
	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014
	(Ch$ million)
Asset Balance (Net of allowances)
Cash and deposits in bank	2,064,806	1,608,888	-	—
Unsettled transactions	724,521	531,373	80,447	90,203
Trading investments	324,271	774,815	57,796	89,605
Investments under resale agreements	2,463	—	493	—
Financial derivative contracts(2)	1,425,450	1,154,471	1,158,218	996,334
Interbank loans	10,861	11,918	1,505	2,384
Loans and accounts receivables from customers	24,535,201	22,179,938	21,480,044	19,519,483
Available for sale investments	2,044,411	1,651,598	222,784	190,137
Investments in other companies	20,309	17,914	20,309	17,914
Intangibles assets	51,137	40,983	51,137	40,983
Property, plant and equipment	240,659	211,561	240,659	211,561
Current taxes	-	2,241	-	224
Deferred taxes	331,714	282,173	33,171	28,221
Other assets	1,097,826	493,173	603,503	493,173
Off-balance sheet assets
Contingent loans	4,516,319	3,976,465	2,507,530	2,265,904
Total	37,389,948	32,937,549	26,457,596	23,946,126

			Ratio
	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014
	(Ch$ million)%			%
Basic capital(3)	2,734,699	2,609,896	7.31	7.92
Regulatory capital(4)	3,538,216	3,354,702	13.37	14.00

(1)	As required by local regulations.

(2)	Derivatives are shown as required by Chapter 12-1 RAN of Chilean Bank GAAP guidelines

(3)	As a percentage of total assets.

(4)	As a percentage of risk weighted assets (BIS ratio).

Financial Investments

Financial assets are classified into the following specified categories: financial assets trading investments at fair value through profit or loss (FVTPL), “held to maturity” investments, “available for sale investments” (AFS) financial assets and “loans and accounts receivable from customers.” The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition. All regular way purchases or sales of financial assets are recognized and derecognized on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace.

Effective interest method

The effective interest method is a method of calculating the amortized cost of a debt instrument and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the debt instrument, or, where appropriate, a shorter period, to the net carrying amount on initial recognition.

Income is recognized on an effective interest basis for debt instruments other than those financial assets classified as at fair value through profit or loss.

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

Financial assets at FVTPL are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any dividend or interest earned on the financial asset and is included in the ‘net income (expense) from financial operations' line item

Held to maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity dates that the Bank has the positive intent and ability to hold to maturity. Subsequent to initial recognition, held-to-maturity investments are measured at amortized cost using the effective interest method less any impairment.

Available for sale investments (AFS investments)

AFS investments are non-derivatives that are either designated as AFS or are not classified as (a) loans and accounts receivable from customers, (b) held-to-maturity investments or (c) financial assets at fair value through profit or loss (trading investments).

Financial instruments held by the Bank that are traded in an active market are classified as AFS and are stated at fair value at the end of each reporting period. The Bank also has investments in financial instruments that are not traded in an active market but that are also classified as AFS investments and stated at fair value at the end of each reporting period (because the directors consider that fair value can be reliably measured). Changes in the carrying amount of AFS monetary financial assets relating to changes in foreign currency rates, interest income calculated using the effective interest method and dividends on AFS equity investments are recognized in profit or loss. Other changes in the carrying amount of available for sale investments are recognized in other comprehensive income and accumulated under the heading of Valuation Adjustment. When the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously accumulated in the investments revaluation reserve is reclassified to profit or loss.

Dividends on AFS equity instruments are recognized in profit or loss when the Bank's right to receive the dividends is established.

The fair value of AFS monetary financial assets denominated in a foreign currency is determined in that foreign currency and translated as the described in f) above. The foreign exchange gains and losses that are recognized in profit or loss are determined based on the amortized cost of the monetary asset.

AFS equity investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and derivatives that are linked to and must be settled by delivery of such unquoted equity investments are measured at cost less any identified impairment losses at the end of each reporting period.

a) Trading

	As of December 31,
	2015	2014	2013
	(in millions of Ch$)
Central Bank and Government Securities
Chilean Central Bank bonds	159,767	270,004	75,577
Chilean Central Bank notes	-	–	100
Other Chilean Central Bank and government securities	123,468	461,340	189,962
Subtotal	283,235	731,344	265,639
Other Chilean Securities
Time deposits in Chilean financial institutions	-	–	–
Mortgage bonds of Chilean financial institutions	-	–	–
Chilean financial institutions bonds	-	–	10,042
Chilean corporate bonds	37,630	36,339	2,229
Other Chilean securities	-	–	–
Subtotal	37,630	36,339	12,271
Foreign securities
Foreign Financial Securities	-	–	–
Other foreign financial instruments	-	–	–
Subtotal	-		–
Investments in mutual funds	-	–	–
Funds managed by related entities	3,406	7,132	9,657
Subtotal	3,406	7,132	9,657

Total	324,271	774,815	287,567

b) Available for sale

	As of December 31,
	2015	2014	2013
	(in millions of Ch$)
Central Bank and Government Securities
Chilean Central Bank bonds	687,292	381,117	364,821
Chilean Central Bank notes	-	384	1,078
Other Chilean Central Bank and government securities	145,603	353,419	146,295
Subtotal	832,895	734,920	512,194
Other Chilean Securities
Time deposits in Chilean financial institutions	712,859	590,382	1,011,354
Mortgage bonds of Chilean financial institutions	29,025	31,693	33,856
Chilean financial institution bonds	-	–	–
Chilean corporate bonds	-	–	–
Other Chilean securities	-	–	–
Subtotal	741,884	622,075	1,045,210
Foreign Financial Securities
Central Bank and Government Foreign Securities	-	–	–
Other Foreign financial securities	469,632	294,603	143,589
Subtotal	469,632	294,603	143,589
Total	2,044,411	1,651,598	1,700,993

c) Held-to-maturity

No financial investments were classified as held-to-maturity as of December 31, 2015, 2014 and 2013.

The following table sets forth an analysis of our investments as of December 31, 2015 by remaining maturity and the weighted average nominal rates of such investments.

	Within one year	Weighted average Nominal Rate	After one year but within five years	Weighted average Nominal Rate	After five years but within ten years	Weighted average Nominal Rate	After ten years	Weighted average Nominal Rate	Total	Weighted average Nominal Rate
	(in millions of Ch$, except rates)
Trading
Central Bank and Government Securities
Central Bank bonds	144,470	3.9	9,249	4.3	5,753	2.0	295	1.7	159,767	3.8
Central Bank notes	-	-	-	-	-	-	-	-	-	-
Central Bank and government securities	-	-	78,486	4.3	12,325	3.0	32,657	3.7	123,468	4.0
Subtotal	144,470		87,735		18,078		32,952		283,235
Other Chilean Securities
Time deposits in Chilean financial institutions	-	-	-	-	-	-	-	-	-	-
Mortgage bonds of Chilean financial institutions	-	-	-	-	-	-	-	-	-	-
Chilean financial institutions bonds	-	-	-	-	-	-	-	-	-	-
Chilean corporate bonds	-	-	-	-	23,000	2.7	14,630	2.7	37,630	2.7
Other Chilean securities	-	-	-	-	-	-	-	-	-	-
Subtotal	-		-		23,000		14,630		37,630
Investment in mutual funds
Mutual funds administered by related parties	3,406	0.3	-	-	-	-	-	-	3,406	0.3
Subtotal	3,406		-		-		-		3,406
Total	147,876		87,735		41,078		47,582		324,271

	Within one year	Weighted average Nominal Rate	After one year but within five years	Weighted average Nominal Rate	After five years but within ten years	Weighted average Nominal Rate	After ten years	Weighted average Nominal Rate	Total	Weighted average Nominal Rate
	(in millions of Ch$, except rates)
Available for sale
Central Bank and Government Securities
Central Bank bonds	69,034	1.0	484,428	4.0	133,830	4.5	-	-	687,292	4.0
Central Bank notes	-	-	-	-	-	-	-	-	-	-
Central Bank and government securities	175	2.4	16,213	4.3	119,259	4.6	9,956	4.7	145,603	4.6
Subtotal	69,209		500,641		253,089		9,956		832,895
Other Chilean Securities
Time deposits in Chilean financial institutions	712,859	0.4	-	-	-	-	-	-	712,859	0.4
Mortgage bonds of Chilean financial institutions	34	4.4	1,688	3.2	11,856	3.4	15,447	3.3	29,025	3.3
Chilean financial institutions bonds	-	-	-	-	-	-	-	-	-	-
Chilean corporate bonds	-	-	-	-	-	-	-	-	-	-
Other Chilean securities	-	-	-	-	-	-	-	-	-	-
Subtotal	712,893		1,688		11,856		15,447		741,884
Other financial securities
Central Bank and Government Foreign Securities	-	-	-	-	-	-	-	-	-	-
Other Foreign financial securities	14,157	0.5	15,326	2.0	440,149	2.9	-	-	469,632	2.8
Subtotal	14,157		15,326		440,149		-		469,632
Total	796,259		517,655		705,094		25,403		2,044,411

Working Capital

As a bank, we satisfy our working capital needs through general funding, the majority of which derives from deposits and other borrowings from the public. (See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Deposits and Other Borrowings”). In our opinion, our working capital is sufficient for our present needs.

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

	December 31, 2015	December 31, 2014
	Ch$ million
Balance as of:
Financial investments for trading	324,271	774,815
Available for sale investments	2,044,411	1,651,598
Encumbered assets (net) (1)	(77,647)	(112,015)
Net cash (2)	(315,415)	14,774
Net interbank deposits (3)	1,683,208	890,274
Total liquidity portfolio	3,658,829	3,219,446

(1)	Assets encumbered through repurchase agreements are deducted from the liquidity portfolio

(2)	Total cash minus reserve requirement of the Central Bank

(3)	Includes overnight deposits in the Central Bank, domestic banks and foreign banks

	December 31, 2015	December 31, 2014
	Ch$ million
Average balance as of:
Financial investments for trading	405,352	571,479
Available for sale investments	1,902,050	1,673,423
Encumbered assets (net) (1)	(74,664)	(97,712)
Net cash (2)	(244,186)	(50,554)
Net interbank deposits (3)	1,197,325	788,958
Total liquidity portfolio	3,185,876	2,885,594

(1)	Assets encumbered through repurchase agreements are deducted from the liquidity portfolio

(2)	Total cash minus reserve requirement of the Central Bank

(3)	Includes overnight deposits in the Central Bank, domestic banks and foreign banks

Our general policy is to maintain liquidity adequate to ensure our ability to honor withdrawals of deposits, make repayments of other liabilities at maturity, extend loans and meet our own working capital needs. Our minimum amount of liquidity is determined by the statutory reserve requirements of the Central Bank. Deposits are subject to a statutory reserve requirement of 9% for demand deposits and 3.6% for Chilean peso-, UF- and foreign currency denominated time deposits with a term of less than a year. See “Item 4. Information on the Company—B. Business Overview—Competition—Regulation and Supervision.” The Central Bank has statutory authority to increase these percentages to up to 40% for demand deposits and up to 20% for time deposits. In addition, a 100% special reserve (reserva técnica) applies to demand deposits, deposits in checking accounts, other demand deposits received or obligations payable on sight and incurred in the ordinary course of business, other than deposits unconditionally payable immediately. This special reserve requirement applies to the amount by which the total of such deposits exceeds 2.5 times the amount of a bank’s regulatory capital. Interbank loans are deemed to have a maturity of more than 30 days, even if payable within the following 10 days.

The Central Bank also requires us to comply with the following liquidity limits:

•	The sum of the liabilities with a maturity of less than 30 days may not exceed the sum of the assets with a maturity of less than 30 days by an amount greater than our capital. This limit must be calculated in local currency and foreign currencies together as one gap. At December 31, 2015 the percentage of (i) our liabilities with a maturity of less than 30 days in excess of our assets with a maturity of less than 30 days to (ii) our capital and reserves was 41%.

•	The sum of the liabilities in foreign currency with a maturity of less than 30 days may not exceed the sum of the assets in foreign currency with a maturity of less than 30 days by more than an amount greater than our capital. At December 31, 2015 the percentage of (i) our liabilities with a maturity of less than 30 days in foreign currency in excess of our assets in foreign currency with a maturity of less than 30 days to (ii) our capital and reserves was 0%, as the Bank had more foreign currency assets than liabilities for the calculation of this limit.

•	The sum of the liabilities with a maturity of less than 90 days may not exceed the sum of the assets with a maturity of less than 90 days by more than 2 times our capital. This limit must be calculated in local currency and foreign currencies together as one gap. At December 31, 2015 the percentage of (i) our liabilities with a maturity of less than 90 days in excess of our assets with a maturity of less than 90 days to (ii) our capital and reserves was 46%.

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

	Year ended December 31,
	2015	2014	2013
	Millions of Ch$
Net cash provided by (used in) operating activities	687,796	282,423	645,166

Our operating activities generated cash of Ch$687,796 million in 2015. The consumption of cash due to loan growth and interest paid was more than offset by growth of deposits and interest and fee income received. Cash flow provided by total deposits was Ch$2,513,690 million in 2015 compared to Ch$1,466,272 million in 2014. Our operating activities generated cash of Ch$282,423 million in 2014. The consumption of cash due to loan growth and the expansion of our financial investments was more than offset by growth of deposits and other liabilities, but at a slower pace than in 2015. In 2013, operating activities generated cash in an amount of Ch$645,166 million. In said year, loan growth was financed through income, deposits, a decline in financial investments and mortgage bond issuances.

	Year ended December 31,
	2015		2013
	Millions of Ch$
Net cash (used in) provided by investment activities	(92,865)	(92,666)	30,000

In 2015, the Bank’s investment activities consumed cash in an amount of Ch$92,865 million. This was mainly due to the purchases of property, plant and equipment and the acquisition of intangibles. In 2014, the Bank’s investment activities consumed cash in an amount of Ch$92,666 million. This was also mainly due to the purchases of property, plant and equipment and the acquisition of intangibles. In 2013, we sold our asset management business for Ch$90,281 million, resulting in a positive cash flow from investment activities.

	Year ended December 31,
	2015	2014	2013
	Millions of Ch$
Net cash used in financing activities	(330,199)	(265,156)	(240,687)

In 2015, 2014 and 2013, the net cash used in financing activities can be explained by the Bank’s annual dividend payment each year.

Deposits and Other Borrowings

The following table sets forth our average balance of liabilities for the years ended December 31, 2015, 2014 and, 2013, in each case together with the related average nominal interest rates paid thereon.

	2015			2014			2013
	Average Balance	% of Total Average Liabilities	Average Nominal Rate	Average Balance	% of Total Average Liabilities	Average Nominal Rate	Average Balance	% of Total Average Liabilities	Average Nominal Rate
	(millions of Ch$, except percentages)
Interest-bearing liabilities
Savings accounts	114,330	0.3%	3.4%	108,185	0.3%	5.0%	103,760	0.4%	1.9%
Time deposits	12,685,504	36.7%	3.2%	11,952,994	36.5%	3.4%	9,949,401	36.8%	4.5%
Central Bank borrowings	4,891	—	1.0%	6,906	—	0.2%	221	—	6.3%
Repurchase agreements	228,050	0.7%	3.1%	413,263	1.3%	2.0%	266,883	1.0%	5.6%
Mortgage finance bonds	63,061	0.2%	10.2%	81,805	0.2%	11.9%	102,778	0.4%	8.0%
Other interest bearing liabilities	7,500,408	21.7%	5.5%	6,865,084	21.0%	6.9%	6,850,953	25.3%	4.7%
Subtotal interest-bearing liabilities	20,596,244	59.6%	4.0%	19,428,237	59.4%	4.6%	17,273,996	63.9%	4.6%

Non-interest bearing liabilities
Non-interest bearing deposits	5,719,889	16.6%		5,386,272	16.5%		4,620,849	17.1%
Derivatives	2,958,942	8.6%		2,719,386	8.3%		1,467,723	5.4%
Other non-interest bearing liabilities	2,454,037	7.1%		2,501,651	7.6%		1,325,975	4.9%
Shareholders’ equity	2,816,116	8.2%		2,689,037	8.2%		2,349,448	8.7%
Subtotal non-interest bearing liabilities	13,948,984	40.4%		13,296,346	40.6%		9,763,995	36.1%
Total liabilities	34,545,228	100.0%		32,724,583	100.0%		27,037,991	100.0%

Our most important source of funding is our deposits. Average time deposits plus non-interest bearing demand deposits represented 53.3% of our average total liabilities and shareholders’ equity in 2015. Our current funding strategy is to continue to utilize all sources of funding in accordance with their costs, their availability and our general asset and liability management strategy. Special emphasis is being placed on lengthening the maturities of funding with institutional clients, diversifying our bond holder base and broadening our core deposit funding. We believe that broadening our deposit base by increasing the number of account holders has created a more stable funding source.

Composition of Deposits

The following table sets forth the composition of our deposits and similar commitments at December 31, 2015, 2014, 2013, 2012 and 2011.

	2015	2014	2013	2012	2011
	(in millions of Ch$)
Demand deposits and other demand obligations
Current accounts	5,875,992	5,131,130	4,403,526	4,006,143	3,543,776
Other deposits and demand accounts	577,077	554,785	569,395	455,315	350,519
Other demand obligations	903,052	794,582	647,842	508,561	519,520
Subtotals	7,356,121	6,480,497	5,620,763	4,970,019	4,413,815
Time deposits and other time deposits
Time deposits	12,065,697	10,303,167	9,567,855	9,008,902	8,816,766
Time saving accounts	113,562	107,599	104,143	101,702	102,831
Other time deposits	3,508	3,174	3,274	1,609	1,517
Subtotals	12,182,767	10,413,940	9,675,272	9,112,213	8,921,114
Total deposits and other commitments	19,538,888	16,894,437	15,296,035	14,082,232	13,334,929

Maturity of Interest Bearing Deposits

The following table sets forth information regarding the currency and maturity of our interest bearing deposits as of December 31, 2015, expressed in percentages of our total deposits in each currency category. UF-denominated deposits are similar to peso-denominated deposits in all respects, except that the principal is readjusted periodically based on variations in the Chilean consumer price index.

	Ch$	UF	Foreign Currencies	Total
Demand deposits	0.02%	0.11%	0.01%	0.03%
Savings accounts	0.02%	10.06%	0.00%	0.93%
Time deposits:
Maturing within 3 months	71.92%	53.81%	90.54%	72.79%
Maturing after 3 but within 6 months	19.44%	14.66%	8.74%	17.55%
Maturing after 6 but within 12 months	6.73%	10.36%	0.48%	6.21%
Maturing after 12 months	1.87%	11.01%	0.23%	2.48%
Total time deposits	99.96%	89.83%	99.99%	99.04%
Total deposits	100.00%	100.00%	100.00%	100.00%

The following table sets forth information regarding the maturity of our outstanding time deposits in excess of U.S.$100,000 as of December 31, 2015.

	Ch$	UF	Foreign Currencies	Total
	(in millions of Ch$)
Time deposits:
Maturing within 3 months	6,766,025	599,965	1,502,453	8,868,443
Maturing after 3 but within 6 months	1,829,340	163,428	144,978	2,137,746
Maturing after 6 but within 12 months	633,632	115,466	8,026	757,124
Maturing after 12 months	175,889	122,731	3,764	302,384
Total time deposits	9,404,887	1,001,590	1,659,221	12,065,697

Short-term Borrowings

The principal categories of our short-term borrowings are repurchase agreements and interbank borrowings. The table below presents the amounts outstanding at each year-end indicated and the weighted-average nominal interest rate for each such year by type of short-term borrowing.

	2015		2014		2013
	Balance	Weighted-Average Nominal Interest Rate	Balance	Weighted-Average Nominal Interest Rate	Balance	Weighted-Average Nominal Interest Rate
	(in millions of Ch$, except percentages)
Obligations arising from repurchase agreements	143,689	0.3%	392,126	0.2%	208,972	0.3%
Obligations with the Central Bank	4	0.5%	94	0.5%	220	0.5%
Loans from domestic financial institutions	-	-	66,006	0.2%	500	0.1%
Foreign obligations	868,593	0.4%	717,416	0.2%	1,529,511	0.3%
Total short-term borrowings	1,012,286	0.7%	1,175,642	0.2%	1,739,203	0.3%

The following table shows the average balance and the average nominal rate for each short-term borrowing category for the years indicated.

	2015		2014		2013
	Average Balance	Average Nominal Interest Rate	Average Balance	Average Nominal Interest Rate	Average Balance	Average Nominal Interest Rate
	(in millions of Ch$, except percentages)
Obligations arising from repurchase agreements	228,050	3.1%	413,263	2.0%	266,883	5.6%
Obligations with the Central Bank	4,891	1.0%	6,906	0.2%	221	6.3%
Loans from domestic financial institutions	88,296	0.6%	100,513	4.9%	33,834	4.6%
Foreign obligations	1,038,686	0.8%	1,508,559	1.3%	1,543,337	1.0%
Total short-term borrowings	1,359,923	1.1%	2,029,241	1.6%	1,844,275	1.8%

The following table presents the maximum month-end balances of our principal sources of short-term borrowings during the years indicated.

	Maximum 2015 Month-End Balance	Maximum 2014 Month-End Balance	Maximum 2013 Month-End Balance
	(in millions of Ch$)
Obligations arising from repurchase agreements	388,735	392,126	471,486
Obligations with the Central Bank	85	205	370
Loans from domestic financial institutions	205,069	206,530	251,600
Foreign obligations	1,387,403	1,809,514	1,802,127
Total short-term borrowings	1,981,292	2,408,375	2,525,583

Total Borrowings

	As of December 31, 2015
	Long-term	Short-term	Total
	(in millions of Ch$)
Central Bank credit lines for renegotiations of loans (a)	—	4	4
Obligations under repurchase agreements	—	143,689	143,689
Mortgage finance bonds (b)	57,314	5,544	62,858
Senior bonds (c)	4,245,624	796,012	5,041,636
Mortgage bonds(d)	103,519	4,063	107,582
Subordinated bonds(e)	738,436	6,583	745,019
Borrowings from domestic financial institutions	—	—	—
Foreign borrowings(f)	438,977	868,593	1,307,570
Other obligations(g)	84,355	136,172	220,527
Total borrowings	5,668,225	1,960,660	7,628,885

	As of December 31, 2014
	Long-term	Short-term	Total
	(in millions of Ch$)
Central Bank credit lines for renegotiations of loans (a)	—	94	94
Obligations under repurchase agreements	—	392,126	392,126
Mortgage finance bonds (b)	74,948	6,561	81,509
Senior bonds (c)	3,701,885	1,166,602	4,868,487
Mortgage bonds(d)	105,422	3,778	109,200
Subordinated bonds(e)	715,465	10,451	725,916
Borrowings from domestic financial institutions	—	66,006	66,006
Foreign borrowings(f)	448,085	717,416	1,165,501
Other obligations(g)	84,576	120,549	205,125
Total borrowings	5,130,381	2,483,583	7,613,964

	As of December 31, 2013
	Long-term	Short-term	Total
	(in millions of Ch$)
Central Bank credit lines for renegotiations of loans (a)	—	220	220
Obligations under repurchase agreements	—	208,972	208,972
Mortgage finance bonds (b)	95,174	6,493	101,667
Senior bonds (c)	2,586,989	1,603,929	4,190,918
Mortgage bonds(d)	70,339	—	70,339
Subordinated bonds(e)	697,268	138,466	835,734
Borrowings from domestic financial institutions	—	500	500
Foreign borrowings(f)	152,146	1,529,511	1,681,657
Other obligations(g)	88,083	101,698	189,781
Total borrowings	3,689,999	3,589,789	7,279,788

(a) Credit lines for renegotiations of loans

Central Bank borrowings include credit lines for the renegotiations of loans and other Central Bank borrowings. The maturities of the outstanding amounts due are as follows:

	As of December 31, 2015	As of December 31, 2014
	(in millions of Ch$)
Due within 1 year	4	94
Total	4	94

(b) Mortgage finance bonds

These bonds are used to finance mortgage loans. Their principal amounts are amortized on a quarterly basis. The range of maturities of these bonds is between five and twenty years. Loans are indexed to UF and pay a yearly interest rate.

As of December 31, 2015
(in millions of Ch$)
Due within 1 year	5,544
Due after 1 year but within 2 years	6,237
Due after 2 years but within 3 years	8,000
Due after 3 years but within 4 years	5,211
Due after 4 years but within 5 years	5,005
Due after 5 years	32,861
Total mortgage finance bonds	62,858

(c) Senior bonds

The following table sets forth, at the dates indicated, our issued senior bonds. The bonds are denominated principally in UFs or U.S. dollars, and are principally used to fund assets with similar durations.

	As of December 31,
	2015	2014	2013
	(in millions of Ch$)
Senior Bonds in UF	2,179,643	1,797,438	1,964,905
Senior Bonds in U.S.$	1,625,150	2,191,347	1,658,789
Senior Bonds in CHF	535,448	443,186	246,284
Senior Bonds in Ch$	475,075	236,025	277,530
Senior Bonds in CNY	—	—	43,410
Current bonds in AUD	62,066	62,472	—
Santander bonds in JPY	164,254	138,019	—
Total senior bonds	5,041,636	4,868,487	4,190,918

The maturities of these bonds are as follows:

As of December 31, 2015
(in millions of Ch$)
Due within 1 year	796,012
Due after 1 year but within 2 years	1,147,138
Due after 2 years but within 3 years	415,914
Due after 3 years but within 4 years	682,494
Due after 4 years but within 5 years	466,700
Due after 5 years	1,533,378
Total bonds	5,041,636

In 2015, the Bank issued bonds for UF22,000,000; CLP 200,000,000,000; CHF 150,000,000; and JPY 1,200,000,000 detailed as follows:

Series	Currency	Amount	Term	Issuance rate	Series approval date	Series maximum amount	Maturity date
SG Series	UF	3,000,000	12 years	3.30% per annum simple	11-01-2014	UF 3,000,000	11-01-2025
SF Series	UF	3,000,000	5 years	3.00% per annum simple	11-01-2014	UF 3,000,000	04-01-2020
SB Series	UF	2,000,000	5 years	2.65% per annum simple	07-01-2014	UF 2,000,000	07-01-2019
BSTDP6 Series	UF	3,000,000	5 years	2.25% per annum simple	03-01-2015	UF 3,000,000	03-01-2020
BSTDP7 Series	UF	3,000,000	8 years	2.40% per annum simple	03-01-2015	UF 3,000,000	09-01-2022
BSTDP8 Series	UF	3,000,000	6 years	2.25% per annum simple	03-01-2015	UF 3,000,000	09-01-2021
BSTDP9 Series	UF	2,000,000	6 years	2.60% per annum simple	03-01-2015	UF 5,000,000	09-01-2025
BSTDSA0714 Series	UF	3,000,000	10 years	3.00% per annum simple	07-01-2014	UF 5,000,000	07-01-2024
UF Total	UF	22,000,000
BSTDP2 Series	CLP	100,000,000,000	5 years	5.20% per annum simple	01-01-2015	CLP 100,000,000,000	03-01-2020
BSTDP4 Series	CLP	100,000,000,000	5 years	4.80% per annum simple	03-01-2015	CLP 150,000,000,000	03-01-2020
CLP Total	CLP	200,000,000,000
CHF fixed rate bond	CHF	150,000,000	7 years	0.38% quarterly	05-19-2015	CHF 150,000,000	05-19-2022
CHF Total	CHF	150,000,000
JPY Current Bond	JPY	1,200,000,000	5 years	0.42% biannually	12-17-2015	JPY 1,200,000,000	12-17-2020
JPY Total	JPY	1,200,000,000

(d) Mortgage bonds

These bonds are used to finance mortgage loans with certain characteristics such as loan-to-value ratios below 80% and a debt servicing ratio of the client lower than 20%. All outstanding mortgage bonds are UF denominated.

The maturities of our mortgage bonds are as follows:

	As of December 31,
	2015	2014
	Ch$mn	Ch$mn
Due within 1 year	4,063	3,778
Due after 1 year but within 2 years	6,522	6,065
Due after 2 year but within 3 years	6,733	6,261
Due after 3 year but within 4 years	6,951	6,463
Due after 4 year but within 5 years	7,175	6,671
Due after 5 years	76,138	79,962
Total mortgage bonds	107,582	109,200

During 2015, the Bank has not placed any mortgage bonds.

(e) Subordinated bonds

The following table sets forth, at the dates indicated, the balances of our subordinated bonds. The following table sets forth, at the dates indicated, our issued subordinated bonds. The bonds are denominated principally in UFs or U.S. dollars, and are principally used to fund the Bank’s mortgage portfolio and are considered to be a part of our regulatory capital.

	As of December 31,
	2015	2014	2013
	(in millions of Ch$)
Subordinated bonds denominated in U.S.$	-	3	139,802
Subordinated bonds linked to the Ch$	6	-	-
Subordinated bonds linked to the UF	745,013	725,913	695,932
Total subordinated bonds	745,019	725,916	835,734

The maturities of these bonds, which are considered long-term, are as follows.

As of December 31, 2015
(in millions of Ch$)
Due within 1 year	6,583
Due after 1 year but within 2 years	-
Due after 2 years but within 3 years	-
Due after 3 years but within 4 years	-
Due after 4 years but within 5 years	-
Due after 5 years	738,436
Total subordinated bonds	745,019

During 2015, the Bank did not issue subordinated bonds.

(f) Foreign borrowings

These are short-term and long-term borrowings from foreign banks used to fund our foreign trade business. The maturities of these borrowings are as follows.

As of December 31, 2015
(in millions of Ch$)
Due within 1 year	868,593
Due after 1 year but within 2 years	352,345
Due after 2 years but within 3 years	35,390
Due after 3 years but within 4 years	35,133
Due after 5 years	16,109
Total loans from foreign financial institutions	1,307,570

(g) Other obligations

Other obligations are summarized as follows:

As of December 31, 2015
MCh$
Long term obligations
Due after 1 years but within 2 years	3,497
Due after 2 years but within 3 years	20,240
Due after 3 years but within 4 years	16,063
Due after 4 years but within 5 years	28,227
Due after 5 years	16,328
Long-term financial obligations subtotals	84,355
Short term obligations:
Amounts due to credit card operators	129,358
Acceptance of letters of credit	3,176
Other long-term financial obligations, short-term portion	3,638
Short-term financial obligations subtotals	136,172
Other financial obligations totals	220,527

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

The following table presents the Bank’s outstanding contingent loans as of December 31, 2015, 2014 and 2013:

	As of December 31,
	2015	2014	2013
	(in millions of Ch$)
Issued and documented letters of credit	179,042	205,920	218,032
Confirmed foreign letters of credit	70,434	75,813	127,600
Documented guarantees	1,684,847	1,481,154	1,212,799
Other guarantees	163,955	262,169	181,416
Subtotals	2,098,278	2,025,056	1,739,847
Lines of credit with immediate availability	6,806,745	5,699,573	5,141,831
Other irrevocable obligation	82,328	109,520	47,376
Totals	8,987,351	7,834,149	6,929,054

Asset and Liability Management

Please refer to “Item 11. Quantitative and Qualitative Disclosures about Market Risk” for information regarding our policies with respect to asset and liability management.

Capital Expenditures

The following table reflects capital expenditures in each of the three years ended December 31, 2015, 2014 and 2013:

	Year Ended December 31,
	2015	2014	2013
	(in millions of Ch$)
Land and Buildings	27,781	24,957	17,470
Machinery, Systems and Equipment	29,282	22,785	20,171
Furniture, Vehicles, Other(1)	8,048	11,346	3,148
Total	65,111	59,088	40,789

(1)	Includes assets ceded under operating leases.

The increase in capital expenditures in 2015 was mainly due to higher investments in IT hardware and software, and to refurbish branches.

C. Selected Statistical Information

The following information is included for analytical purposes and should be read in conjunction with our Audited Consolidated Financial Statements, as well as the discussion in this “Item 5. Item 5. Operating and Financial Review and Prospects.” The UF is linked to, and is adjusted daily to reflect changes in, the previous month’s Chilean consumer price index. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Impact of Inflation.”

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

The following tables show, by currency of denomination, average balances and, where applicable, interest amounts and real rates for our assets and liabilities for the years ended December 31, 2015, 2014 and 2013.

	For the year ended December 31,
	2015			2014			2013
	Average Balance	Interest Earned	Average Nominal Rate	Average Balance	Interest Earned	Average Nominal Rate	Average Balance	Interest Earned	Average Nominal Rate
Assets
Interest earning assets
Deposits in Central Bank
Ch$	283,376	7,246	2.6%	477,977	8,728	1.8%	246,757	4,092	1.7%
UF	—	—	—%	—	—	—%	—	—	—%
Foreign currency	—	—	—%	—	—	—%	—	—	—%
Total	283,376	7,246	2.6%	477,977	8,728	1.8%	246,757	4,092	1.7%
Financial investments
Ch$	1,323,540	29,488	2.2%	1,339,117	40,701	3.0%	1,067,737	68,060	6.4%
UF	139,394	9,583	6.9%	295,570	38,906	13.2%	434,485	14,945	3.4%
Foreign currency	1,054,110	10,784	1.0%	1,368,089	6,047	0.4%	523,584	2,013	0.4%
Total	2,517,044	49,855	2.0%	3,002,776	85,654	2.8%	2,025,806	85,018	4.2%
Commercial Loans
Ch$	5,679,661	502,137	8.8%	5,658,176	474,537	8.4%	5,474,890	496,055	9.1%
UF	4,466,365	352,466	7.9%	4,077,560	381,244	9.3%	3,689,570	250,748	6.8%
Foreign currency	3,388,381	78,552	2.3%	2,874,210	67,140	2.3%	2,645,594	57,157	2.2%
Total	13,534,407	933,155	6.9%	12,609,946	922,921	7.3%	11,810,054	803,960	6.8%
Consumer loans
Ch$	3,711,552	520,553	14.0%	3,502,026	600,869	17.2%	3,196,286	607,136	19.0%
UF	80,848	8,229	10.2%	91,668	11,191	12.2%	100,042	9,951	9.9%
Foreign currency	34,370	—	—%	27,606	—	—%	22,187	1	—%
Total	3,826,770	528,782	13.8%	3,621,300	612,060	16.9%	3,318,515	617,088	18.6%
Mortgage loans
Ch$	17,291	1,312	7.6%	23,758	4,918	20.7%	31,403	2,267	7.2%
UF	7,695,618	564,579	7.3%	6,535,989	591,446	9.0%	5,554,152	356,304	6.4%
Foreign currency	—	—	—%	—	—	—%	—	—	—%
Total	7,712,909	565,891	7.3%	6,559,747	596,364	9.0%	5,585,555	358,571	6.4%
Interbank loans
Ch$	2,271	364	16.0%	4,356	139	3.2%	5,102	195	3.8%
UF	—	—	—%	—	—	—%	—	—	—%
Foreign currency	3,327	11	0.3%	1	—	—%	3	—	—%
Total	5,598	375	6.7%	4,357	139	3.2%	5,105	195	3.8%
Investment Agreements to resell
Ch$	204	105	51.5%	4,074	793	19.5%	31,446	2,050	6.5%
UF	—	23	—%	—	95	—%	90	5	5.6%
Foreign currency	—	—	—%	—	—	—%	—	—	—%
Total	204	128	51.5%	4,074	888	19.5%	31,536	2,055	6.5%
Threshold(1)
Ch$	29,895	62	0.2%	31	—	—%	—	—	—%
UF	—	—	—%	—	—	—%	—	—	—%
Foreign currency	612,802	494	0.1%	479,488	264	0.1%	244,407	225	0.1%
Total	642,697	556	0.1%	479,519	264	0.1%	244,407	225	0.1%
Total interest earning assets
Ch$	11,047,790	1,061,267	9.6%	11,009,515	1,130,685	10.3%	10,053,621	1,179,855	11.7%
UF	12,382,225	934,880	7.6%	11,000,787	1,022,882	9.3%	9,778,339	631,953	6.5%
Foreign currency	5,092,990	89,841	1.8%	4,749,394	73,451	1.5%	3,435,775	59,396	1.7%
Total	28,523,005	2,085,988	7.3%	26,759,696	2,227,018	8.3%	23,267,735	1,871,204	8.0%

Non-interest earning assets
Cash
Ch$	715,484			677,003			678,021
UF	—			—			—
Foreign currency	98,936			78,195			74,779
Total	814,420			755,198			752,800
Allowance for loan losses
Ch$	(805,244)			(722,660)			(625,960)
UF	—			—			—
Foreign currency	(15)			—			—
Total	(805,259)			(722,660)			(625,960)
Fixed assets
Ch$	222,083			202,902			131,372
UF	—			—			—
Foreign currency	—			—			—
Total	222,083			202,902			131,372
Derivatives
Ch$	3,300,507			2,910,369			1,686,654
UF	—			—			—
Foreign currency	—			—			2,459
Total	3,300,507			2,910,369			1,689,113

	For the year ended December 31,
	2015			2014			2013
	Average Balance	Interest Earned	Average Nominal Rate	Average Balance	Interest Earned	Average Nominal Rate	Average Balance	Interest Earned	Average Nominal Rate

Financial Investment (Trading)
Ch$	141,784			114,875			215,003
UF	195,203			600,005			166,124
Foreign currency	21,828			7			86
Total	358,815			714,887			381,213
Other assets
Ch$	1,215,289			1,065,307			952,902
UF	69,534			71,241			64,511
Foreign currency	846,834			967,643			424,305
Total	2,131,657			2,104,191			1,441,718
Total non-interest earning assets
Ch$	4,789,903			4,247,703			3,037,992
UF	264,737			671,363			230,635
Foreign currency	967,583			1,045,821			501,629
Total	6,022,223			5,964,887			3,770,256
Total assets
Ch$	15,837,693	1,061,266		15,257,218	1,130,685		13,091,613	1,179,855
UF	12,646,962	934,881		11,672,150	1,022,882		10,008,974	631,953
Foreign currency	6,060,573	89,841		5,795,215	73,451		3,937,404	59,396
Total	34,545,228	2,085,988		32,724,583	2,227,018		27,037,991	1,871,204
Liabilities And Share-Holders’ Equity

Interest bearing liabilities
Savings accounts
Ch$	1,413	5	0.4%	1,213	3	0.2%	1,105	3	0.3%
UF	112,917	3,937	3.5%	106,972	5,461	5.1%	102,655	1,906	1.9%
Foreign currency	—	—	—%	—	—	—%	—	—	—%
Total	114,330	3,942	3.4%	108,185	5,464	5.0%	103,760	1,909	1.9%
Time deposits
Ch$	9,260,339	334,259	3.6%	7,891,805	307,868	3.9%	7,148,978	386,545	5.4%
UF	965,138	63,857	6.6%	1,345,965	93,624	7.0%	819,695	57,379	7.0%
Foreign currency	2,460,027	5,303	0.2%	2,715,224	8,443	0.3%	1,980,728	6,061	0.3%
Total	12,685,504	403,419	3.2%	11,952,994	409,935	3.4%	9,949,401	449,985	4.5%
Central bank borrowings
Ch$	4,869	46	1.0%	6,815	5	0.1%	—	—	—%
UF	22	2	9.1%	91	9	9.9%	221	14	6.3%
Foreign currency	—	—	0.0%	—	—	—%	—	—	—%
Total	4,891	48	1.0%	6,906	14	0.2%	221	14	6.3%
Repurchase Agreements
Ch$	220,849	6,954	3.1%	400,673	8,267	2.1%	258,971	15,089	5.8%
UF	—	1	—%	—	—	—%	—	0	—%
Foreign currency	7,201	22	0.3%	12,590	27	0.2%	7,912	9	0.1%
Total	228,050	6,977	3.1%	413,263	8,294	2.0%	266,883	15,098	5.6%
Mortgage finance bonds
Ch$	—	—	—%	—	—	—%	—	0	—%
UF	63,061	6,420	10.2%	81,805	9,698	11.9%	102,778	8,235	8.0%
Foreign currency	—	—	—%	—	—	—%	—	0	—%
Total	63,061	6,420	10.2%	81,805	9,698	11.9%	102,778	8,235	8.0%
Other interest bearing liabilities
Ch$	677,014	109,455	16.2%	409,021	203,374	49.7%	393,354	62,642	15.9%
UF	3,020,987	227,384	7.5%	2,538,094	234,284	9.2%	2,654,931	150,770	5.7%
Foreign currency	3,802,407	73,137	1.9%	3,917,969	38,851	1.0%	3,802,668	105,789	2.8%
Total	7,500,408	409,976	5.5%	6,865,084	476,509	6.9%	6,850,953	319,201	4.7%
Total interest bearing liabilities
Ch$	10,164,484	450,719	4.4%	8,709,527	519,517	6.0%	7,802,408	464,279	6.0%
UF	4,162,125	301,601	7.2%	4,072,927	343,076	8.4%	3,680,280	218,304	5.9%
Foreign currency	6,269,635	78,462	1.3%	6,645,783	47,321	0.7%	5,791,308	111,859	1.9%
Total	20,596,244	830,782	4.0%	19,428,237	909,914	4.7%	17,273,996	794,442	4.6%

Non interest bearing liabilities
Non interest bearing demand deposits
Ch$	5,617,012			5,282,135			4,520,789
UF	35,163			35,333			32,787
Foreign currency	67,714			68,804			67,273
Total	5,719,889			5,386,272			4,620,849

	For the year ended December 31,
	2015			2014			2013
	Average Balance	Interest Earned	Average Nominal Rate	Average Balance	Interest Earned	Average Nominal Rate	Average Balance	Interest Earned	Average Nominal Rate
Derivatives
Ch$	2,958,942			2,719,386			1,466,096
UF	—			—			—
Foreign currency	—			—			1,627
Total	2,958,942			2,719,386			1,467,723
Other non-interest bearing liabilities
Ch$	896,466			762,367			615,977
UF	410,866			398,108			247,400
Foreign currency	1,146,705			1,341,176			462,598
Total	2,454,037			2,501,651			1,325,975
Shareholders’ equity
Ch$	2,816,116			2,689,037			2,349,448
UF	—			—			—
Foreign currency	—			—			—
Total	2,816,116			2,689,037			2,349,448
Total non-interest bearing liabilities and shareholders’ equity
Ch$	12,288,536			11,452,925			8,952,310
UF	446,029			433,441			280,187
Foreign currency	1,214,419			1,409,980			531,498
Total	13,948,984			13,296,346			9,763,995
Total Liabilities and Share-Holders’ Equity
Ch$	22,453,020	450,719		20,162,452	519,517		16,754,718	464,279
UF	4,608,154	301,601		4,506,368	343,076		3,960,467	218,304
Foreign currency	7,484,054	78,462		8,055,763	47,321		6,322,806	111,859
Total	34,545,228	830,782		32,724,583	909,914		27,037,991	794,442

____________________

(1) Threshold is the asset generated when we post collateral for a derivative with a counterparty that has negative mark-to-market for us. Some CSD agreements permit this collateral to generate interest at the overnight rate and this is the source of interest income associated with this asset.

Changes in Net Interest Revenue and Interest Expense: Volume and Rate Analysis

The following table allocates, by currency of denomination, changes in our net interest revenue and interest expense between changes in the average volume of interest-earning assets and interest-bearing liabilities and changes in their respective nominal interest rates for 2015 compared to 2014 and 2014 compared to 2013. Volume and rate variances have been calculated based on movements in average balances over the period and changes in nominal interest rates on average interest-earning assets and average interest-bearing liabilities.

	Increase (Decrease) from 2014 to 2015 Due to Changes in				Increase (Decrease) from 2013 to 2014 Due to Changes in
	Volume	Rate	Rate and Volume	Net Change from 2014 to 2015	Volume	Rate	Rate and Volume	Net Change from 2013 to 2014
Assets
Interest earning assets
Deposits in Central Bank
Ch$	(3,503)	3,824	(1,803)	(1,482)	3,931	247	458	4,636
UF	—	—	—	—	—	—	—	—
Foreign currency	—	—	—	—	—	—	—	—
Subtotal	(3,503)	3,824	(1,803)	(1,482)	3,931	247	458	4,636
Financial investments
Ch$	(467)	(10,713)	(33)	(11,213)	17,368	(36,303)	(8,424)	(27,359)
UF	(20,615)	(18,621)	9,913	(29,323)	(4,723)	42,580	(13,896)	23,961
Foreign currency	(1,256)	8,209	(2,216)	4,737	3,378	—	656	4,034
Subtotal	(22,338)	(21,125)	7,664	(35,799)	16,023	6,277	(21,664)	636
Commercial loans
Ch$	1,805	22,633	3,162	27,600	16,679	(38,324)	127	(21,518)
UF	36,159	(57,086)	(7,851)	(28,778)	26,383	92,239	11,874	130,496
Foreign currency	11,826	—	(414)	11,412	5,030	2,646	2,307	9,983
Subtotal	49,790	(34,453)	(5,103)	10,234	48,092	56,561	14,308	118,961

	Increase (Decrease) from 2014 to 2015 Due to Changes in				Increase (Decrease) from 2013 to 2014 Due to Changes in
	Volume	Rate	Rate and Volume	Net Change from 2014 to 2015	Volume	Rate	Rate and Volume	Net Change from 2013 to 2014

Consumer loans
Ch$	36,038	(112,065)	(4,289)	(80,316)	58,091	(57,533)	(6,825)	(6,267)
UF	(1,320)	(1,833)	191	(2,962)	(829)	2,301	(232)	1,240
Foreign currency	—	—	—	—	—	—	(1)	(1)
Subtotal	34,718	(113,898)	(4,098)	(83,278)	57,262	(55,232)	(7,058)	(5,028)
Mortgage loans
Ch$	(1,339)	(3,112)	845	(3,606)	(550)	4,239	(1,038)	2,651
UF	104,367	(111,112)	(20,122)	(26,867)	62,838	144,408	27,896	235,142
Foreign currency	—	—	—	—	—	—	—	—
Subtotal	103,028	(114,224)	(19,277)	(30,473)	62,288	148,647	26,858	237,793
Interbank loans
Ch$	(67)	558	(266)	225	(28)	(31)	3	(56)
UF	-	-	-	-	—	—	—	—
Foreign currency	—	—	11	11	—	—	—	—
Subtotal	(67)	558	(255)	236	(28)	(31)	3	(56)
Investment under agreement to resell
Ch$	(755)	1,304	(1,237)	(688)	(1,779)	4,088	(3,566)	(1,257)
UF	—	—	(72)	(72)	(5)	(5)	100	90
Foreign currency	—	—	—	—	—	—	—	—
Subtotal	(755)	1,304	(1,309)	(760)	(1,784)	4,083	(3,466)	(1,167)
Threshold
Ch$	—	—	62	62	—	—	—	—
UF	—	—	—	—	—	—	—	—
Foreign currency	133	—	97	230	235	—	(196)	39
Subtotal	133	—	159	292	235	—	(196)	39
Total interest earnings assets
Ch$	31,712	(97,571)	(3,559)	(69,418)	93,712	(123,617)	(19,265)	(49,170)
UF	118,591	(188,652)	(17,941)	(88,002)	83,664	281,523	25,742	390,929
Foreign currency	10,703	8,209	(2,522)	16,390	8,643	2,646	2,766	14,055
Total	161,006	(278,014)	(24,022)	(141,030)	186,019	160,552	9,243	355,814
Liabilities and Shareholders’ Equity
Interest bearing liabilities
Savings accounts
Ch$	—	2	—	2	—	(1)	1	—
UF	303	(1,712)	(115)	(1,524)	82	3,285	188	3,555
Foreign currency	—	—	—	—	—	—	—	—
Subtotal	303	(1,710)	(115)	(1,522)	82	3,284	189	3,555
Time deposits
Ch$	53,373	(23,675)	(3,307)	26,391	40,113	(107,235)	(11,555)	(78,677)
UF	(26,658)	(5,384)	2,275	(29,767)	36,839	—	(594)	36,245
Foreign currency	(766)	(2,715)	341	(3,140)	2,203	—	179	2,382
Subtotal	25,949	(31,774)	(691)	(6,516)	79,155	(107,235)	(11,970)	(40,050)
Central bank borrowings
Ch$	(2)	61	(18)	41	—	—	5	5
UF	(7)	(1)	1	(7)	(8)	8	(5)	(5)
Foreign currency	—	—	—	—	—	—	—	—
Subtotal	(9)	60	(17)	34	(8)	8	—	—
Repurchase agreements
Ch$	(3,776)	4,007	(1,544)	(1,313)	8,219	(9,582)	(5,459)	(6,822)
UF	-	-	1	1	—	—	—	—
Foreign currency	(11)	13	(7)	(5)	5	8	5	18
Subtotal	(3,787)	4,020	(1,550)	(1,317)	8,224	(9,574)	(5,454)	(6,804)
Mortgage finance bonds
Ch$	—	—	—	—	—	—	—	—
UF	(2,231)	(1,391)	344	(3,278)	(1,678)	4,008	(867)	1,463
Foreign currency	—	—	—	—	—	—	—	—
Subtotal	(2,231)	(1,391)	344	(3,278)	(1,678)	4,008	(867)	1,463

	Increase (Decrease) from 2014 to 2015 Due to Changes in				Increase (Decrease) from 2013 to 2014 Due to Changes in
	Volume	Rate	Rate and Volume	Net Change from 2014 to 2015	Volume	Rate	Rate and Volume	Net Change from 2013 to 2014

Other interest bearing liabilities
Ch$	133,193	(137,022)	(90,090)	(93,919)	2,491	132,954	5,287	140,732
UF	44,426	(43,148)	(8,178)	(6,900)	(6,660)	92,923	(2,749)	83,514
Foreign currency	(1,156)	35,262	180	34,286	3,228	(68,448)	(1,718)	(66,938)
Subtotal	176,463	(144,908)	(98,088)	(66,533)	(941)	157,429	820	157,308
Total interest bearing liabilities
Ch$	182,788	(156,627)	(94,959)	(68,798)	50,823	16,136	(11,721)	55,238
UF	15,833	(51,636)	(5,672)	(41,475)	28,575	100,224	(4,027)	124,772
Foreign currency	(1,933)	32,560	514	31,141	5,436	(68,440)	(1,534)	(64,538)
Total	196,688	(175,703)	(100,117)	(79,132)	84,834	47,920	(17,282)	115,472

Interest-Earning Assets: Net Interest Margin

The following table analyzes, by currency of denomination, the levels of average interest-earning assets and net interest earned by Santander-Chile, and illustrates the comparative net interest margins obtained, for each of the years indicated in the table.

	Year ended December 31,
	2015	2014	2013
	(in millions of Ch$)
Total average interest-earning assets
Ch$	11,047,790	11,009,515	10,053,621
UF	12,382,225	11,000,787	9,778,339
Foreign currencies	5,092,990	4,749,384	3,435,775
Total	28,523,005	26,759,696	23,267,735
Net interest earned (1)
Ch$	610,548	611,168	715,576
UF	633,279	679,806	413,649
Foreign currencies	11,379	26,130	(52,463)
Total	1,255,206	1,317,104	1,076,762
Net interest margin (2)
Ch$	5.53%	5.55%	7.12%
UF	5.11%	6.18%	4.23%
Foreign currencies	0.22%	0.55%	(1.53)%
Total	4.40%	4.92%	4.63%

____________________

(1)	Net interest earned is defined as interest revenue earned less interest expense incurred.

(2)	Net interest margin is defined as net interest earned divided by total average interest-earning assets.

Return on Equity and Assets; Dividend Payout

The following table presents certain information and selected financial ratios for Santander-Chile for the years indicated.

	Year ended December 31,
Ch$ million	2015	2014	2013
Net income	451,729	575,910	444,429
Net income attributable to shareholders	448,466	569,910	442,294
Average total assets	34,545,228	32,724,583	27,037,991
Average equity	2,816,116	2,689,037	2,349,448
Net income as a percentage of:
Average total assets	1.3%	1.8%	1.6%
Average equity	16.0%	21.4%	18.9%
Average equity as a percentage of:
Average total assets	8.2%	8.2%	8.7%
Cash dividend (1)	336,659	330,198	265,156
Dividend payout ratio, based on net income attributable to shareholders (1)	75.0%	58.0%	60.0%

(1)	Cash dividend for 2015 represents cash dividend approved by shareholders on April 26, 2016.

The following table presents dividends declared and paid by us in nominal terms in the past four years:

Year	Dividend Ch$ mn (1)	Dividend US$ mn (2)	Per share Ch$/share (3)	Per ADS US$/ADS (4)	% over earnings (5)	% over earnings (6)
2012	261,051	533.1	1.39	2.94	60	65
2013	232,780	493.1	1.24	1.05	60	65
2014	265,156	476.0	1.41	1.01	60	60
2015	330,198	540.4	1.75	1.15	60	58
2016 (6)	336,659	503.7	1.79	1.07	75	75

(1)	Millions of nominal pesos.

(2)	Millions of US$ using the observed exchange rate of the day the dividend was approved in the annual shareholders meeting.

(3)	Calculated on the basis of 188,446 million shares.

(4)	Dividend in US$ million divided by the number of ADS, which was calculated on the basis of 1,039 shares per ADS for 2012. For 2013, 2014, 2015 and 2016, it is calculated on the basis of 400 shares per ADS.

(5)	Calculated by dividing dividend paid in the year by net income attributable to the equity holders of the Bank for the previous year under Chilean GAAP.

(6)	Calculated by dividing dividend paid in the year by net income attributable to the equity holders of the Bank for the previous year under IFRS.

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

	As of December 31,
	2015	2014	2013	2012	2011
	(in millions of Ch$)
Commercial Loans:
Commercial loans	8,985,452	8,324,949	7,797,682	7,316,417	6,602,372
Foreign trade loans	2,152,570	1,786,232	1,840,334	1,270,423	1,042,024
Checking account debtors	234,723	266,231	279,657	205,355	132,383
Factoring transactions	275,647	327,841	316,114	322,242	188,630
Leasing transactions	1,534,192	1,489,384	1,349,814	1,277,555	1,237,675
Other loans and accounts receivable	143,775	135,663	118,651	97,029	84,501
Subtotal	13,326,359	12,330,300	11,702,252	10,489,021	9,287,585

Mortgage loans:
Mortgage finance bond backed loans	134,105	116,150	72,297	92,204	113,858
Mortgage mutual loans	44,028	57,356	71,833	46,105	71,878
Other mortgage mutual loans	7,634,717	6,458,525	5,481,682	5,133,272	4,929,927
Subtotal	7,812,850	6,632,031	5,625,812	5,271,581	5,115,663

Consumer loans:
Installment consumer loans	2,469,646	2,320,775	2,168,121	1,857,657	1,808,594
Credit card loans	1,434,609	1,362,587	1,235,881	1,054,473	920,852
Consumer leasing contracts	5,460	5,270	3,451	3,688	3,727
Other consumer loans	240,956	229,743	199,795	199,659	210,673
Subtotal	4,150,671	3,918,375	3,607,248	3,115,477	2,943,846

Subtotal Loans to customers	25,289,880	22,880,706	20,935,312	18,876,079	17,347,094

Interbank loans	10,877	11,943	125,449	90,573	87,688

Total	25,300,757	22,892,649	21,060,761	18,966,652	17,434,782

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

Non-client loans

Interbank loans are fixed rate, short-term loans to financial institutions that operate in Chile.

Maturity and Interest Rate Sensitivity of Loans

The following table sets forth an analysis by type and time remaining to maturity of our loans as of December 31, 2015.

	Due in 1 year or less	Due after 1 year through 5 years	Due after 5 years	Total balance as of December 31, 2015
	(in millions of Ch$)
General commercial loans	4,640,615	3,235,176	1,992,287	9,868,078
Foreign trade loans	1,700,661	182,013	31,722	1,914,396
Leasing contracts	327,331	744,243	466,277	1,537,851
Other outstanding loans	6,034	-	-	6,034
Subtotal commercial loans	6,674,641	4,161,432	2,490,286	13,326,359
Residential loans backed by mortgage bonds	11,659	28,502	10,572	50,733
Other residential mortgage loans	425,462	1,441,862	5,894,793	7,762,117
Subtotal residential mortgage loans	437,121	1,470,364	5,905,365	7,812,850
Consumer loans	2,160,811	1,867,006	122,854	4,150,671
Subtotal	9,272,573	7,498,802	8,518,505	25,289,880
Interbank loans	10,877	-	-	10,877
Total loans	9,283,450	7,498,802	8,518,505	25,300,757

The following tables present the total amount of loans due after one year that have fixed and variable interest rates as of December 31, 2015. See also “Item 5. Operating and Financial Review and Prospects –A. Operating Results—Interest Rates.”

As of December 31, 2015
(in millions of Ch$)
Variable Rate
Ch$	1,159
UF	623,256
Foreign currencies	-
Subtotal	624,415
Fixed Rate
Ch$	4,073,306
UF	10,408,698
Foreign currencies	910,887
Subtotal	15,392,891
Total	16,017,306

Loans by Economic Activity

The following table sets forth, at the dates indicated, an analysis of our client loan portfolio based on the borrower’s principal economic activity and geographic distribution. Loans to individuals for business purposes are allocated to their economic activity.

	Domestic loans (*) as of December 31,					Foreign loans (**) as of December 31,
	2015	2014	2013	2012	2011	2015	2014	2013	2012	2011
	(in millions of Ch$)					(in millions of Ch$)
Commercial loans
Manufacturing	1,171,830	1,126,268	1,216,914	1,014,777	834,011	-	–	–	–	–
Mining	510,467	428,847	464,865	292,217	266,442	-	–	–	–	–
Electricity, gas and water	454,456	567,548	222,110	337,269	221,039	-	–	–	–	–
Agriculture and livestock	1,019,922	871,247	806,092	770,558	760,527	-	–	–	–	–
Forestry	96,069	98,039	183,716	120,002	89,353	-	–	–	–	–
Fishing	344,496	256,818	265,917	188,803	144,162	-	–	–	–	–
Transport	876,329	758,339	721,931	511,407	473,414	-	–	–	–	–
Communications	160,135	167,004	249,499	179,544	252,528	-	–	–	–	–
Construction	1,462,535	1,365,841	1,337,791	1,130,194	980,797	-	–	–	–	–
Commerce	3,050,663	2,773,410	2,578,979	2,396,428	1,916,400	10,827	11,899	125,383	90,546	87,041
Services	483,516	469,141	447,861	400,716	384,061	-	–	–	–	–
Other	3,695,991	3,447,842	3,206,643	3,147,133	2,965,498	-	–	–	–	–
Subtotals	13,326,409	12,330,344	11,702,318	10,489,048	9,288,232	10,827	11,899	125,383	90,546	87,041
Mortgage loans	7,812,850	6,632,031	5,625,812	5,271,581	5,115,663	–	–	–	–	–
Consumer loans	4,150,671	3,918,375	3,607,248	3,115,477	2,943,846	–	–	–	–	–
Total	25,289,930	22,880,750	20,935,378	18,876,106	17,347,741	10,827	11,899	125,383	90,546	87,041

	Total loans as of December 31,					% of total loans as of December 31,
	2015	2014	2013	2012	2011	2015	2014	2013	2012	2011
	(in millions of Ch$)					(in millions of Ch$)
Commercial loans
Manufacturing	1,171,830	1,126,268	1,216,914	1,014,777	834,011	4.63%	4.92%	5.78%	5.35%	4.78%
Mining	510,467	428,847	464,865	292,217	266,442	2.02%	1.87%	2.21%	1.54%	1.53%
Electricity, gas and water	454,456	567,548	222,110	337,269	221,039	1.80%	2.48%	1.05%	1.78%	1.27%
Agriculture and livestock	1,019,922	871,247	806,092	770,558	760,527	4.03%	3.81%	3.83%	4.06%	4.36%
Forestry	96,069	98,039	183,716	120,002	89,353	0.38%	0.43%	0.87%	0.63%	0.51%
Fishing	344,496	256,818	265,917	188,803	144,162	1.36%	1.12%	1.26%	1.00%	0.83%
Transport	876,329	758,339	721,931	511,407	473,414	3.46%	3.31%	3.43%	2.70%	2.72%
Communications	160,135	167,004	249,499	179,544	252,528	0.63%	0.73%	1.18%	0.95%	1.45%
Construction	1,462,535	1,365,841	1,337,791	1,130,194	980,797	5.78%	5.97%	6.35%	5.96%	5.63%
Commerce	3,061,490	2,773,410	2,704,362	2,486,974	2,003,441	12.10%	12.17%	12.84%	13.11%	11.49%
Services	483,516	469,141	447,861	400,716	384,061	1.91%	2.05%	2.13%	2.11%	2.20%
Other	3,695,991	3,447,842	3,206,643	3,147,133	2,965,498	14.61%	15.06%	15.23%	16.59%	17.01%
Subtotals	13,337,236	12,330,344	11,827,701	10,579,594	9,375,273	52.71%	53.92%	56.16%	55.78%	53.78%
Mortgage loans	7,812,850	6,632,031	5,625,812	5,271,581	5,115,663	30.88%	28.99%	26.71%	27.79%	29.34%
Consumer loans	4,150,671	3,918,375	3,607,248	3,115,477	2,943,846	16.41%	17.17%	17.13%	16.43%	16.88%
Total	25,300,757	22,880,750	21,060,761	18,966,652	17,434,782	100.00%	100.00%	100.00%	100.00%	100.00%

(*)	Includes domestic interbank loans for Ch$ 50 million as of December 31, 2015 (Ch$44 million as of December 31, 2014), see Note 8 of the Audited Consolidated Financial Statements.

(**)	Includes foreign interbank loans for Ch$ 10,827 million as of December 31, 2015 (Ch$11,899 million as of December 31, 2014), see Note 8 of the Audited Consolidated Financial Statements.

Foreign Assets and Loans

Santander-Chile’s Asset and Liability Committee, or ALCO, is responsible for determining the maximum foreign country exposure the Bank is permitted to have. The ALCO has determined that the total foreign country exposure cannot be greater than 1-time regulatory capital. To determine this, each country is classified using a ranking system from 1 to 6 based on the definition promulgated by the SBIF, in which the main consideration is the international rating of each country. The ALCO has also set a higher limit if the foreign exposure is to related parties. As of December 31, 2015, the Bank’s foreign exposure, including the estimate of counterparty risk in our derivatives portfolio, was U.S.$2,090 million, or 4.3% of our assets. For more information please see note 37 of our Audited Consolidated Financial Statements.

Below, there are additional details regarding our exposure to countries in category 2 and 3, the riskiest categories we have exposure to as of December 31, 2015, considering fair value of derivative instruments. In this category Italy is the largest exposure and is also broke down below. We do not have sovereign exposure to Italy.

Country	Classification (1)	Derivative Instruments (adjusted to market)	Deposits	Loans	Financial Investments USD Mn	Total Exposure USD Mn
		USD Mn	USD Mn	USD Mn
Colombia	2	1.2	-	-	-	1.2
Italy	2	46.4	0.7	-	-	47.1
Others	3	1.3	-	-	-	1.3
Total		48.9	0.7	-	-	49.6

(1)	Corresponds to country’s classification established in Chapter B-6 of the Compendium of Accounting Standards issued by the SBIF.

Our exposure to Grupo Santander is as follows:

Counterpart	Country	Classification	Derivative instruments (market adjusted)* USD Mn	Deposits USD Mn	Loans USD Mn	Financial Investments USD Mn	Total Exposure USD Mn
Banco Santander Spain**	Spain	1	20.1	357.5	-	-	377.6

*	The total amount of this exposure to derivative instruments must be compensated daily with collateral and, therefore, the net credit exposure is US$ 0.28 million.

**	We have included our exposure to Santander branches in New York and Hong Kong as exposure to Spain.

Furthermore, is additional detail regarding our exposure to the United States, which is the only country with more than 1% of exposure over total assets. Below we detail exposure to assets in the USA as of December 31, 2015, considering fair value of derivative instruments.

Country	Classification (1)	Derivative Instruments (adjusted to market) USD Mn	Deposits USD Mn	Loans USD Mn	Financial Investments USD Mn	Total Exposure USD Mn
USA	1	27.8	1,371.2	-	21.1	1,420.2

As of December 31, 2015, we had no applicable sovereign exposure, no unfunded exposure, no credit default protection and no current developments.

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

Credit Approval

The following diagram lists our committees from which credit approval is required depending on total risk exposure for loans evaluated on an individual basis:

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

In accordance with such policy, every year we update appraisals of fair value of collateral before the end of the 24 month period for certain customers and such updated appraisals are considered in the calculation of the allowance for loan losses. The number of updated appraisals performed in 2012 was 72, in 2013 was 113, in 2014 was 98 and in 2015 was 43, and such updated appraisals were performed mainly because of changes in customer conditions (renegotiation deterioration of financial situation increase in credit line).

For loans classified in the C and D categories, loan loss allowances are based mainly on the fair value of the collateral, adjusted for an estimate cost to sell, that each of these loans have. Allowance percentage for each category is then based on the fair value of the collateral, or the expected future cash flow from the loan for each individually evaluated non-performing loans. As of December 31, 2015, loans classified in the C and D risk categories had the following associated loan loss allowance levels:

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

The following table sets forth the allowances required by our models for consumer loans from June 2012 to December 2014:

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

Bank:

		Allowance Level(1) (Loss rate)
		Not renegotiated
Loan type	Risk Profile	New Clients	Existing Clients	Santander Select*
Performing Consumer	Profile 1	19.03%	20.81%	10.70%
	Profile 2	7.53%	6.53%	2.35%
	Profile 3	4.52%	3.06%	1.02%
	Profile 4	2.99%	1.67%	0.47%
	Profile 5	1.91%	0.93%	0.23%
	Profile 6	1.38%	0.43%	0.14%
	Profile 7	0.77%	0.20%	0.08%
	Profile 8	0.30%	0.08%	0.04%

*	Santander Select includes those clients attended to within the Santander Select distribution network, which is part of the Retail Banking segment.

		Allowance Level(1) (Loss rate)
Loan type	Risk Profile	Renegotiated
Renegotiated Consumer which were less than 90 days past due at the time of renegotiation (2)	Profile 1	29.14%
	Profile 2	25.78%
	Profile 3	21.57%
	Profile 4	17.58%
	Profile 5	13.47%
	Profile 6	10.84%
	Profile 7	8.12%
	Profile 8	5.37%

		Allowance Level(1) (Loss rate)
Loan type	Risk Profile	Renegotiated
Renegotiated Consumer which were more than 90 days past due at the time of renegotiation (2)	Profile 1	100.0%
	Profile 2	52.92%
	Profile 3	44.99%
	Profile 4	37.17%

			Allowance Level(1) (Loss rate)
			Not renegotiated
Loan type	Days Past Due	New Clients	Existing Clients	Select	Renegotiated
Non-performing Consumer	90-120	37.17%	37.17%	37.17%	41.72%
	120-150	44.99%	44.99%	44.99%	47.68%
	150-180	52.92%	52.92%	52.92%	54.14%
	>180			Charged-off

Santander Banefe:

		Allowance Level(1) (Loss rate)
		Not renegotiated
Loan type	Risk Profile	New Clients	Existing Clients
Performing Consumer	Profile 1	24.45%	18.95%
	Profile 2	13.53%	7.14%
	Profile 3	9.12%	3.27%
	Profile 4	7.39%	1.90%
	Profile 5	6.47%	0.94%
	Profile 6	4.74%	0.60%
	Profile 7	3.68%	0.28%
	Profile 8	1.35%	0.17%

		Allowance Level(1) (Loss rate)
Loan type	Risk Profile	Renegotiated
Renegotiated Consumer which were less than 90 days past due at the time of renegotiation	Profile 1	32.09%
	Profile 2	29.67%
	Profile 3	27.96%
	Profile 4	24.17%
	Profile 5	18.67%
	Profile 6	14.79%
	Profile 7	11.22%
	Profile 8	8.78%

		Allowance Level(1) (Loss rate)
Loan type	Risk Profile	Renegotiated
Renegotiated Consumer which were more than 90 days past due at the time of renegotiation(2)	Profile 1	100.0%
	Profile 2	42.04%
	Profile 3	35.97%
	Profile 4	31.48%

		Allowance Level(1)
		Not renegotiated
Loan type	Past-due Days	New Clients	Existing Clients	Renegotiated (2)
Non-performing Consumer	90-120	31.48%	31.48%	44.50%
	120-150	35.97%	35.97%	50.06%
	150-180	42.04%	42.04%	58.56%
	>180		Charged-off

1.	Percentage of loans outstanding

2.	This category relates only to loans which were renegotiated and were less than 90 days past due at the time of renegotiation, migrating from such category as they reached 90 days past due since renegotiation.

There are two renegotiated categories in our consumer loan portfolio:

1.	Renegotiated Consumer which were less than 90 days past due at the time of renegotiation. The allowance for loan loss percentages (or loss rates) are assigned based on six different risk profiles which are determined based on demographic and payment behavior variables.

2.	Renegotiated Consumer which were more than 90 days past due at the time of renegotiation The loss rates are assigned based on four different risk profiles which are determined based on the number of days overdue at the time of renegotiation:

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

Mortgage loans with more than 90 days past due balances are assigned a loss rate of 11.01%. We determined that 90 days is appropriate, since our historical analysis of customer’s behavior has shown that after 90 days, customers are likely to default on their obligations, and that, over succeeding periods, the loss incurred does not increase given the high fair value of collateral percentage to loan amount required under our credit policies for this type of loan. Also, we note that the Chilean economy’s stability over the last few years has not resulted in other than insignificant fluctuations in collateral fair values on residential mortgage loan properties. When the customer becomes current in its payments, such customer will migrate to one of the profiles in the table above.

The following table sets forth the required loan loss allowance for residential mortgage loans since 2013:

		Allowance Level(1) (Loss rate)
Loan type	Risk Profile	New client	Old	Banefe
Residential mortgage	Profile 1	5.96%	5.14%	6.19%
	Profile 2	1.81%	1.54%	2.74%
	Profile 3	0.49%	0.64%	0.77%
	Profile 4	0.17%	0.28%	0.26%
	Profile 5	0.11%	0.13%	0.08%
	Profile 6	0.03%	0.03%	0.07%
	Profile 7		0.02%

Small- and mid-sized commercial loans

To determine the estimated incurred loss for individuals (natural persons), small- and mid-sized commercial loans collectively evaluated for impairment, we mainly analyze the payment behavior of clients, particularly the payment behavior of clients with payments that are 90 days or more past-due, clients with other weaknesses, such as early non-performance (i.e., payments that are past-due, though by less than 90 days), clients with modified loans and clients with renegotiated loans, as well as success in recovery against these clients. We also consider whether the loan has underlying mortgage collateral.

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

The following table sets forth the allowances required by our models for commercial loans assessed on a group basis since December 2014:

		Allowance Level(1) (Loss rate)
		Non-renegotiated client
Loan type	Risk Profile	Commercial loan to individuals w/o mortgage collateral	Commercial loan to individuals with mortgage collateral	Small Enterprise	Mid-sized Enterprise
Performing commercial loan	Profile 1	30.60%	6.66%	13.24%	11.31%
	Profile 2	26.81%	2.73%	5.34%	6.24%
	Profile 3	20.37%	0.95%	2.87%	3.23%
	Profile 4	10.80%	0.45%	1.67%	2.43%
	Profile 5	5.69%	0.23%	0.90%	1.28%
	Profile 6	4.48%	0.11%	0.44%	0.66%
	Profile 7	1.96%	0.03%	0.19%	0.32%
	Profile 8	1.15%	6.66%		0.11%

		Allowance Level(1) (Loss rate)
Loan type	Risk Profile	Renegotiated client
Renegotiated client that was less than 90 days past due at the time of renegotiation	Profile 1	20.77%
	Profile 2	17.99%
	Profile 3	14.51%
	Profile 4	11.30%
	Profile 5	7.95%
	Profile 6	6.40%
	Profile 7	4.66%

		Allowance level (loss rate) (1)
Loan type	Risk Profile (Days past due)	Commercial loan to individuals w/o mortgage collateral	Commercial loan to individuals with mortgage collateral	Small Enterprise	Mid-sized Enterprise
Renegotiated commercial loans which were more than 90 days past due at the time of renegotiation (2)	Profile 1 (90-179 days)	52.61%	15.58%	27.89%	21.90%
	Profile 2 (180-359 days)	52.61%	23.46%	42.33%	37.15%
	Profile 3 (360-719 days)	58.85%	33.13%	51.59%	48.68%
	Profile 4 (>720 days)	60.92%	41.30%	54.77%	49.20%

		Allowance level (loss rate) (1)
Loan type	Days past-due	Commercial loan to individuals w/o mortgage collateral	Commercial loan to individuals with mortgage collateral	Small Enterprise	Mid-sized Enterprise	Renegotiated
Non-performing commercial loan	90-179	52.61%	15.58%	27.89%	21.90%	24.92%
	180-359	52.61%	23.46%	42.33%	37.15%	40.47%
	360-719	58.85%	33.13%	51.59%	48.68%	51.52%
	>720	60.92%	41.30%	54.77%	49.20%	57.18%

(1)	Percentage of loans outstanding

(2)	This category relates only to loans which were renegotiated and were less than 90 days past due at the time of renegotiation, migrating from such category as they reached 90 days past due since renegotiation.

Analysis of Santander-Chile’s Loan Classification

The following tables provide statistical data regarding the classification of our loans analyzed on an individual basis as of December 31, 2015, 2014 and 2013.

	As of December 31,
	2015				2014				2013
Category	Individual	Percentage	Allowance	Percentage	Individual	Percentage	Allowance	Percentage	Individual	Percentage	Allowance	Percentage
	Ch$mn	%	Ch$mn	%	Ch$mn	%	Ch$mn	%	Ch$mn	%	Ch$mn	%
Individu-alized business
A1	2,073,792	8.20	1,210	0.17	1,911,035	8.35	998	0.15	2,395,371	11.4	1,589	0.3
A2	5,898,065	23.32	17,353	2.28	5,564,372	24.30	16,334	2.39	4,846,240	23.0	20,416	3.3
A3	1,599,234	6.32	25,145	3.30	1,334,042	5.83	19,630	2.87	1,281,756	6.1	27,982	4.6
B	504,937	1.99	37,157	4.87	398,611	1.74	29,189	4.27	374,051	1.8	30,536	5.0
C1	81,767	0.32	1,635	0.21	79,148	0.35	1,583	0.23	56,040	0.3	1,121	0.2
C2	48,569	0.19	4,857	0.64	66,267	0.29	6,627	0.97	46,996	0.2	4,700	0.8
C3	37,663	0.15	9,416	1.24	16,742	0.07	4,185	0.61	20,780	0.1	5,195	0.8
C4	69,952	0.28	27,981	3.67	33,074	0.14	13,229	1.93	43,109	0.2	17,243	2.8
D1	76,157	0.30	49,503	6.49	59,585	0.26	38,730	5.66	61,246	0.3	39,811	6.5
D2	92,682	0.36	83,414	10.94	94,832	0.41	85,348	12.47	64,755	0.3	58,279	9.5
Total	10,482,818	41.43	257,671	33.81	9,557,708	41.74	215,853	31.55	9,190,344	43.7	206,872	33.8

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

Type of contract	Term
Consumer loans with or without collateral	6 months
Other transactions without collateral	24 months
Commercial loans with collateral	36 months
Mortgage loans	48 months
Consumer leasing	6 months
Other non-mortgage leasing transactions	12 months
Mortgage leasing (household and business)	36 months

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

The following table sets forth all of our non-performing loans and impaired loans as of December 31, 2015, 2014, 2013, 2012 and 2011.

	2015	2014	2013	2012	2011
	(in millions of Ch$, except percentages)
Non-performing loans (1)	643,468	644,327	613,301	597,767	511,357
Impaired loans (2)	1,669,340	1,617,251	1,477,701	1,338,137	1,323,355
Allowance for loan losses (3)	762,301	684,317	614,933	550,048	488,468
Total loans (4)	25,300,757	22,892,649	21,060,761	18,966,652	17,434,782
Allowance for loan losses / loans	3.01%	2.99%	2.92%	2.90%	2.80%
Non-performing loans as a percentage of total loans	2.54%	2.81%	2.91%	3.15%	2.93%
Loan loss allowance as a percentage of non-performing loans	118.00%	106.21%	100.27%	92.02%	95.52%

(1)	Non-performing loans include the aggregate principal and accrued but unpaid interest of any loan with one installment that is at least 90 days past-due, and do not accrue interest.

(2)	Impaired loans include: (a) for loans individually evaluated for impairment: (i) the carrying amount of all loans to clients that are rated C1 through C4, D1 and D2 and (ii) the carrying amount of all loans to an individual client with at least one non-performing loan (which is not a residential mortgage loan past due less than 90 days), regardless of category; and (b) for loans collectively evaluated for impairment, the carrying amount of all loans to a client, when at least one loan to that client is not performing or has been renegotiated. See “Note 9—Loans and Accounts Receivables from Customers” of the Audited Consolidated Financial Statements. Renegotiated loans, on which payments are not past-due, are not ordinarily classified as non-performing loans, but do not accrue interest.

(3)	Includes allowance for interbank loans.

(4)	Includes interbank loans.

We suspend the accrual of interest and readjustments on all past-due loans. Interest revenue and expense are recorded on an accrual basis using the effective interest method. However, when a loan is past-due by 90 days or more, when an obligation originated from a refinancing or renegotiation or when the Bank believes that the debtor poses a high risk of default, the interest pertaining to these is not recorded directly in the Consolidated Statement of Income unless it has been actually received. See “Note 1—Summary of Significant Accounting Principles—(h) Valuation of financial assets and liabilities and recognition of fair value changes” and “Note 25—Interest Income” of the Audited Consolidated Financial Statements. These interest and adjustments balances are generally referred to as “suspended” and are recorded in suspense accounts which are not part of the Consolidated Statements of Financial Position. Instead, they are reported as part of the complementary information thereto. See “Note 25—Interest Income” of the Audited Consolidated Financial Statements. This interest is recognized as income, when collected, and as a reversal of the related impairment losses.

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

At the period end, the detail of income from suspended interest is as follows:

	Year ended December 31,
	2015	2014	2013	2012	2011
Suspended interest	Ch$ million
Commercial loans	23,310	24,753	21,645	20,595	17,554
Mortgage loans	13,268	12,454	8,484	8,844	9,343
Consumer loans	6,224	6,336	6,753	8,742	9,246
Totals	42,802	43,543	36,882	38,181	36,143

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

	2015	2014	2013	2012	2011
	(Ch$ million)
Total loans	25,300,757	22,892,649	21,060,761	18,966,652	17,434,782
Allowance for loan losses	762,301	684,317	614,933	550,048	488,468
Impaired loans(1)	1,669,340	1,617,251	1,477,701	1,338,137	1,323,355
Impaired loans as a percentage of total loans	6.60%	7.06%	7.02%	7.06%	7.59%
Amounts non-performing	643,468	644,327	613,301	597,767	511,357
To the extent secured(2)	283,731	296,899	295,503	306,782	264,355
To the extent unsecured	359,737	347,428	317,798	290,985	247,002
Amounts non-performing as a percentage of total loans	2.54%	2.81%	2.91%	3.15%	2.93%
To the extent secured(2)	1.12%	1.30%	1.40%	1.62%	1.52%
To the extent unsecured	1.42%	1.52%	1.51%	1.53%	1.42%
Loans loss allowances as a percentage of:
Total loans	3.01%	2.99%	2.92%	2.90%	2.80%
Total amounts non-performing	118.5%	106.21%	100.27%	92.02%	95.52%
Total amounts non-performing-unsecured	211.9%	196.97%	193.50%	189.03%	197.76%

(1)	Impaired loans include: (a) for loans individually evaluated for impairment: (i) the carrying amount of all loans to clients that are rated C1 through C4, D1 and D2 and (ii) the carrying amount of all loans to an individual client with at least one non-performing loan (which is not a residential mortgage loan past due less than 90 days), regardless of category; and (b) for loans collectively evaluated for impairment, the carrying amount of all loans to a client, when at least one loan to that client is not performing or has been renegotiated. See “Note 9—Loans and Accounts Receivables from Customers” in the Audited Consolidated Financial Statements. Renegotiated loans, on which payments are not past-due, are not ordinarily classified as non-performing loans, but do not accrue interest.

(2)	Security generally consists of mortgages on real estate, pledges of marketable securities, letters of credit or cash.

A break-down of the loans included in the previous table which have been classified as impaired, including renegotiated loans, is as follows:

As of December 31, 2015
Impaired loans	Commercial	Residential mortgage	Consumer	Total
	(in millions of Ch$)
Non-performing loans	346,868	183,133	113,467	643,468
Commercial loans at risk of default (1)	486,685	-	-	486,685
Other impaired loans consisting mainly of renegotiated loans (2)	108,330	213,014	217,843	539,187
Total	941,883	396,147	331,310	1,669,340

As of December 31, 2014
Impaired loans	Commercial	Residential mortgage	Consumer	Total
	(in millions of Ch$)
Non-performing loans	367,791	179,417	97,119	644,327
Commercial loans at risk of default (1)	420,038	–	–	420,038
Other impaired loans consisting mainly of renegotiated loans (2)	95,335	191,186	266,365	552,886
Total	883,164	370,603	363,484	1,617,251

As of December 31, 2013
Impaired loans	Commercial	Residential mortgage	Consumer	Total
	(in millions of Ch$)
Non-performing loans	364,890	155,688	92,723	613,301
Commercial loans at risk of default (1)	317,534	–	–	317,534
Other impaired loans consisting mainly of renegotiated loans (2)	122,464	167,713	256,689	546,866
Total	804,888	323,401	349,412	1,477,701

As of December 31, 2012
Impaired loans	Commercial	Residential mortgage	Consumer	Total
	(in millions of Ch$)
Non-performing loans	320,461	159,802	117,504	597,767
Commercial loans at risk of default (1)	298,868	–	–	298,868
Other impaired loans consisting mainly of renegotiated loans (2)	96,793	69,228	275,481	441,502
Total	716,122	229,030	392,985	1,338,137

As of December 31, 2011
Impaired loans	Commercial	Residential mortgage	Consumer	Total
	(in millions of Ch$)
Non-performing loans	251,881	152,911	106,565	511,357
Commercial loans at risk of default (1)	285,930	–	–	285,930
Other impaired loans consisting mainly of renegotiated loans (2)	164,158	46,785	315,125	526,068
Total	701,969	199,696	421,690	1,323,355

(1)	Total loans to a debtor, whose allowance level is determined on an individual basis with a risk of defaulting.

(2)	Renegotiated loans for loans whose loan loss allowance is analyzed on a group basis.

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

The following table shows the success rate, for the periods indicated, for renegotiated consumer and residential mortgage loans. The success rate for consumer loans is defined for each reported period as: (i) the total amount of loans renegotiated in that period minus the amount of such renegotiated loans that are classified as non-performing loans as of December 31, 2014 or 2015, as applicable, minus the amount of such renegotiated loans that have been charged off as of December 31, 2014 or 2015, as applicable, divided by (ii) the total amount of such renegotiated loans. The success rate for residential mortgage loans is defined for each reported period as: (i) the total amount of loans renegotiated in that period minus the amount of such renegotiated loans that are classified as non-performing loans as of December 31, 2014 or 2015, as applicable, divided by (ii) the total amount of such renegotiated loans. A charge-off of a residential mortgage loan is not generally included in measuring the success rate of mortgage renegotiations since the period to charge-off a mortgage loan is 48 months after an installment is past-due.

Period of renegotiation	Success rate Consumer Loans	Success rate Residential mortgage loans
1Q 2014	62.2%	81.2%
2Q 2014	63.9%	84.5%
3Q 2014	66.2%	88.9%
4Q 2014	70.7%	87.0%
1Q 2015	71.2%	84.2%
2Q 2015	77.0%	86.9%
3Q 2015	79.8%	94.6%
4Q 2015	96.3%	93.9%

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

Modified loans(1) (Ch$mn)	2015	2014	2013
Commercial loans collectively evaluated for impairment	156,055	169,725	169,285
Residential mortgage loans	223,645	228,856	287,730
Consumer loans	178,244	243,441	251,795
Total modified loans	557,944	642,022	708,810

(1)	Modified loans include loans collectively evaluated for impairment that were not classified as non-performing in which certain concessions were made to the client. The main type of concession given by the Bank is a reduction of interest, with forgiveness of principal occurring on rare occasions.

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

Analysis of Loan Loss Allowances

The following table provides the details of the roll-forwards in 2015, 2014, 2013, 2012 and 2011 of our allowance for loan losses, including decrease of allowances due to charge-offs, allowances established, allowances released, gross provision expense and opening and closing balance:

	Commercial loans		Mortgage loans	Consumer loans	Interbank loan
Activity during 2015	Individual MCh$	Group MCh$	Group MCh$	Group MCh$		Total
Balances as of December 31, 2014	215,852	165,697	48,744	254,023	1	684,317
Allowances established (1)	124,968	77,723	23,416	145,382	1,357	372,846
Allowances released (2)	(46,614)	(17,885)	(7,205)	(18,126)	(192)	(90,022)
Released allowances by charge-off (3)	(37,701)	(50,839)	(2,528)	(113,772)	-	(204,840)
Balances as of December 31, 2015	256,505	174,696	62,427	267,507	1,166	762,301

	Commercial loans		Mortgage loans	Consumer loans	Interbank loan
Activity during 2014	Individual	Group	Group	Group		Total
	(in millions of Ch$)
Balance as of December 31, 2013	206,377	100,170	43,306	264,585	495	614,933
Allowances established (1)	52,240	99,648	14,959	129,410	60	296,317
Allowances released (2)	(15,903)	(7,127)	(6,561)	(38,275)	(554)	(68,420)
Released allowances by charge-off (3)	(26,862)	(26,994)	(2,960)	(101,697)	—	(158,513)
Balances as of December 31, 2014	215,852	165,697	48,744	254,023	1	684,317

	Commercial loans		Mortgage loans	Consumer loans	Interbank loan
Activity during 2013	Individual	Group	Group	Group		Total
	(in millions of Ch$)
Balance as of December 31, 2012	154,702	95,938	35,990	263,259	159	550,048
Allowances established (1)	92,008	36,724	21,314	155,921	455	306,422
Allowances released (2)	(22,014)	(11,151)	(9,216)	(35,482)	(119)	(77,982)
Released allowances by charge-off (3)	(18,319)	(21,341)	(4,782)	(119,113)	—	(163,555)
Balances as of December 31, 2013	206,377	100,170	43,306	264,585	495	614,933

	Commercial loans		Mortgage loans	Consumer loans	Interbank loan
Activity during 2012	Individual MCh$	Group MCh$	Group MCh$	Group MCh$		Total
Balances as of December 31, 2011	112,687	97,115	35,633	243,022	11	488,468
Allowances established (1)	83,742	31,772	10,741	239,607	548	366,410
Allowances released (2)	(20,716)	(16,624)	(7,449)	(38,471)	(400)	(83,660)
Charge-off released allowances (3)	(21,011)	(16,325)	(2,935)	(180,899)	—	(221,170)
Balances as of December 31, 2012	154,702	95,938	35,990	263,259	159	550,048

	Commercial loans		Mortgage loans	Consumer loans	Interbank loan
Activity during 2011	Individual MCh$	Group MCh$	Group MCh$	Group MCh$		Total
Balances as of December 31, 2010	96,560	85,942	17,332	225,559	54	425,447
Allowances established (1)	72,927	72,601	27,406	184,488	464	357,886
Allowances released (2)	(41,741)	(26,582)	(7,645)	(25,185)	(507)	(101,660)
Charge-off released allowances (3)	(15,059)	(34,846)	(1,460)	(141,840)	—	(193,205)
Balances as of December 31, 2011	112,687	97,115	35,633	243,022	11	488,468

(1)	Represents gross allowances made in respect of increased risk of loss during the period and loan growth.

(2)	Represents the gross amount of loan loss allowances released during the year as a consequence of reduction in the level of risk existing in the loan portfolio, including as a result of improvement in the credit risk classification of borrowers and loans paid.

(3)	Represents the gross amount of loan loss allowances removed due to charge-off.

The following table shows recoveries by type of loan:

	Year ended December 31,
	2015	2014	2013	2012	2011
	(in millions of Ch$)
Recovery of loans previously charged-off
Consumer loans	35,565	36,908	36,004	22,015	12,474
Residential mortgage loans	6,543	5,122	4,735	2,305	16,135
Commercial loans	26,032	16,947	14,545	8,695	7,216
Total recoveries	68,140	58,977	55,284	33,015	35,825

Allocation of the Loan Loss Allowances

The following tables set forth, as of December 31 of each of the five years listed below, the proportions of our required loan loss allowances that were attributable to our commercial, consumer and residential mortgage loans at each such date.

	As of December 31, 2015				As of December 31, 2014				As of December 31, 2013
	Total Allowance	Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Allowance amount as a percentage of total allocated allowances	Total Allowance	Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Allowance amount as a percentage of total allocated allowances	Total Allowance	Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Allowance amount as a percentage of total allocated allowances
	Ch$ million				Ch$ million				Ch$ million
Commercial loans
Commercial loans	305,465	3.4%	1.2%	40.1%	269,185	3.2%	1.2%	39.3%	208,619	2.7%	1.0%	33.9%
Foreign trade loans	67,104	3.1%	0.3%	8.8%	56,800	3.2%	0.2%	8.3%	53,005	2.9%	0.3%	8.6%
Checking accounts debtors	9,869	4.2%	–	1.3%	10,009	3.8%	–	1.4%	8,376	3.0%	–	1.3%
Factoring transactions	5,955	2.2%	–	0.8%	4,868	1.5%	–	0.7%	5,054	1.6%	–	0.8%
Leasing transactions	25,437	1.7%	0.1%	3.3%	23,734	1.6%	0.1%	3.5%	19,177	1.4%	0.1%	3.1%
Other loans and accounts receivable	17,371	12.1%	0.1%	2.3%	16,953	12.5%	0.1%	2.5%	12,316	10.4%	0.1%	2.0%
Subtotals	431,201	3.2%	1.7%	56.6%	381,549	3.1%	1.6%	55.7%	306,547	2.6%	1.5%	49.7%
Residential mortgage loans
Loans with mortgage finance bonds	336	0.8%	–	–	353	0.6%	–	0.1%	470	0.7%	–	0.1%
Mortgage mutual loans	848	0.6%	–	0.1%	552	0.5%	–	0.1%	380	0.5%	–	0.1%
Other mortgage mutual loans	61,243	0.8%	0.2%	8.0%	47,839	0.7%	0.2%	7.0%	42,456	0.8%	0.2%	6.9%
Subtotals	62,427	0.8%	0.2%	8.1%	48,744	0.7%	0.2%	7.2%	43,306	0.8%	0.2%	7.1%
Consumer loans
Installment consumer loans	215,914	8.7%	0.9%	28.3%	201,931	8.7%	0.9%	29.5%	221,723	10.2%	1.1%	36.1%
Credit card balances	43,159	3.0%	0.2%	5.7%	44,050	3.2%	0.2%	6.4%	37,300	3.0%	0.2%	6.1%
Consumer leasing contracts	79	1.4%	–	–	80	1.5%	–	–	68	2.0%	–	–
Other consumer loans	8,355	3.5%	–	1.1%	7,962	3.5%	–	1.2%	5,494	2.7%	–	0.9%
Subtotals	267,507	6.4%	1.1%	35.1%	254,023	6.5%	1.1%	37.1%	264,585	7.3%	1.3%	43.1%
Totals loans to clients	761,135	3.0%	3.0%	99.8%	648,316	3.11%	2.9%	100.0%	614,438	2.9%	3.0%	99.9%
Interbank loans	1,166	10.7%	–	0.2%	1	–	–	–	495	0.4%	–	0.1%
Totals	762,301	3.0%	3.0%	100.0%	648,317	3.0%	2.9%	100.0%	614,933	2.9%	3.0%	100.0%

	As of December 31, 2012				As of December 31, 2011
	Total Allowance	Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Allowance amount as a percentage of total allocated allowances	Total Allowance	Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Allowance amount as a percentage of total allocated allowances
	Ch$ million				Ch$ million
Commercial loans
Commercial loans	199,841	2.7%	1.1%	36.3%	161,289	2.4%	0.9%	33.0%
Foreign trade loans	18,535	1.5%	0.1%	3.4%	19,764	1.9%	0.1%	4.1%
Draft loans	3,033	1.5%	–	0.6%	3,384	2.6%	0.0%	0.7%
Factoring transactions	3,683	1.1%	–	0.7%	1,861	1.0%	0.0%	0.4%
Leasing transactions	23,426	1.8%	0.1%	4.3%	19,266	1.6%	0.1%	3.9%
Other loans and accounts receivable	2,122	2.2%	–	0.4%	4,238	5.0%	0.0%	0.9%
Subtotals	250,640	2.4%	1.3%	45.7%	209,802	2.3%	1.2%	4.3%
Residential mortgage loans
Loans with letters of credit	493	0.5%	–	0.1%	707	0.6%	–	0.1%
Mortgage mutual loans	936	2.0%	–	0.2%	1,241	1.7%	–	0.2%
Other mortgage mutual loans	34,561	0.7%	0.2%	6.3%	33,685	0.7%	0.2%	6.9%
Subtotals	35,990	0.7%	0.2%	6.6%	35,633	0.7%	0.2%	7.2%
Consumer loans
Installment consumer loans	218,474	11.8%	1.2%	39.7%	193,874	10.7%	1.1%	39.7%
Credit card balances	38,719	3.7%	0.2%	7.0%	43,922	4.8%	0.3%	9.0%
Consumer leasing contracts	160	4.3%	–	–	109	2.9%	–	–
Other consumer loans	5,906	3.0%	–	1.0%	5,117	2.4%	–	1.1%
Subtotals	263,259	8.5%	1.4%	47.7%	243,022	8.3%	1.4%	49.8%
Totals loans to clients	549,889	2.9%	2.9%	100.0%	488,457	2.8%	2.8%	100.0%
Interbank	159	0.2%	–	–	11	–	–	–
Totals	550,048	2.9%	2.9%	100.0%	488,468	2.8%	2.8%	100.0%

Based on information available regarding our borrowers, we believe that our loan loss allowances are sufficient to cover known potential losses and losses inherent in a loan portfolio of the size and nature of our loan portfolio.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Directors

We are managed by our Board of Directors, which, in accordance with our by-laws, consists of 11 directors and two alternates who are elected at our ordinary shareholders’ meetings. Except as noted below, the current members of the Board of Directors were elected by the shareholders in the ordinary shareholders’ meeting held on April 26, 2016. Members of the Board of Directors are elected for three-year terms. Except as noted below, the term of each of the current board members expires in April of 2017. Cumulative voting is permitted for the election of directors. The Board of Directors may appoint replacements to fill any vacancies that occur during periods between elections. If any member of the Board of Directors resigns before his or her term has ended, and no other alternate director is available to take the position at the next annual ordinary shareholders’ meeting a new replacing member will be elected. Our executive officers are appointed by the Board of Directors and hold office at its discretion. Scheduled meetings of the Board of Directors are held monthly. Extraordinary meetings can be held when called in one of three ways: by the Chairman of the Board of Directors, by three directors with the consent of the Chairman of the Board of Directors or by the majority of directors. None of the members of our Board of Directors has a service contract which entitles any Director to any benefits upon termination of employment with Santander-Chile.

Our current directors are as follows:

Directors	Position	Committees	Term Expires
Vittorio Corbo Lioi	Chairman and Director	Asset and Liability Committee	April 2017
Human Resources Committee
Market Committee
Strategy Committee
Oscar von Chrismar Carvajal	Co-Vice Chairman	Asset and Liability Committee	April 2017
Human Resources Committee
Market Committee
Risk Committee
Strategy Committee
Roberto Méndez Torres	Co-Vice Chairman	Risk Committee	April 2017
Strategy Committee
Juan Pedro Santa María Pérez	Director	Analysis and Resolution Committee	April 2017
Risk Committee
Marco Colodro Hadjes	Director	Asset and Liability Committee	April 2017
Audit Committee
Market Committee
Mauricio Larraín Garcés	Director	Asset and Liability Committee	April 2017
Audit Committee
Human Resources Committee
Roberto Zahler Mayanz	Director	Asset and Liability Committee Risk Committee Market Committee	April 2017
Lucía Santa Cruz Sutil	Director	Strategy Committee	April 2017
Orlando Poblete Iturrate	Director	Audit Committee	April 2017
Andreu Plaza	Director	—	April 2017
Ana Dorrego	Director	—	April 2017
Blanca Bustamante Bravo	Alternate Director	Human Resources Committee	April 2017
Raimundo Monge Zegers	Alternate Director	Asset and Liability Committee	April 2017
Risk Committee
Strategy Committee

Vittorio Corbo Lioi has been our Chairman of the Board since April 2014. He is one of Chile's leading economists. From 2003 to 2007, Mr. Corbo was the President of Chile's Central Bank. Since the end of his tenure there, Mr. Corbo has been a Senior Research Associate at the Centro de Estudios Públicos (CEP), a local think tank. Mr. Corbo is also member of the boards of Banco Santander Mexico, CCU Chile and SURA-Chile Insurance Company, and an economic consultant to several large corporations in Chile and abroad. He served in senior managerial positions at the World Bank in Washington, DC (1984-1991) and has been a professor of economics in Canada, the USA and Chile. Between 1991 and 1995, Mr. Corbo was an economic advisor to the Bank, and a member of its Board of Directors between 1995 and 2003. Between 2011 and 2014, he was a board member of Banco Santander SA in Spain. Mr. Corbo is the President of the Asset and Liability Committee, the Market Committee, the Strategy Committee and the Human Resource Committee. Mr. Corbo holds a commercial engineering degree (with highest distinction) from the Universidad de Chile and a Ph.D. in economics from MIT.

Oscar von Chrismar Carvajal became Vice-Chairman of the Board on January 1, 2010 after having served as the chief executive officer of Santander-Chile since August 2003. Mr. Von Chrismar is a member of the Asset and Liability Committee, the Risk Committee, the Human Resources Committee, the Market Committee and Strategy Committee. Prior to assuming the chief executive officer post, he was the Manager of Global Banking. Prior to the merger, he was the former chief executive officer of Old Santander-Chile since September 1997, after being General Manager of Banco Santander-Peru since September 1995. Mr. von Chrismar is also a board member of Banco Santander Argentina and Banco Santander Peru. He is also the Alternate Director of Universia Chile S.A. Prior to that, Mr. von Chrismar was the manager of the Finance Division of Santander-Chile, a position that he had held since joining Santander-Chile in 1990. Mr. von Chrismar holds an Engineering degree from the Universidad de Santiago de Chile.

Roberto Méndez Torres is Co-Vice Chairman of the Board. He is a former member of the Board of Old Santander-Chile, to which he was appointed in 1996. He is a member of the risk Committee and the Strategy Committee. He is a professor of Economics at Universidad Católica de Chile. He has been Advisor to Grupo Santander-Chile since 1989. Mr. Méndez is President and Director of Adimark Chile Gfk and on the Board of the Chilean and German Chamber of Commerce. He is also a Director of Enex S.A. and Vice-Chairman of Universia S.A. Mr. Méndez is also a member of the Council of Paz Ciudadana and was a former President of ICARE. He graduated with a degree in Business Administration from Universidad Católica de Chile, and holds an MBA and a Ph.D. from the Graduate School of Business at Stanford University.

Juan Pedro Santa María Pérez became a Director on July 24, 2012 after having served as Corporate Legal Director for Grupo Santander Chile and Legal Counsel for Santander-Chile. Mr. Santa María is on the Analysis and Resolution Committee and the Risk Committee. He is also a Director at Santander Asset Management S.A. Mr. Santa María joined Santander-Chile in 2002, after the merger with Banco Santiago. Previous to that he was Legal Counsel for Banco Santiago and Banco O’Higgins. He has also been President of the Legal Committee of the Asociación de Bancos e Instituciones Financieras de Chile for over 20 years and President Pro-Tempore of the Financial Law Committee of the Federación Latinoamericana de Bancos (FELABAN). Mr. Santa María holds a degree in Law from the Pontificia Universidad Católica de Chile.

Marco Colodro Hadjes became a Director on April 19, 2005. Mr. Colodro is a member of the Asset and Liability Committee, the Audit Committee and the Market Committee. He is a director of the Board of Telefónica Chile and a former director of Codelco. He is the former chairman of TVN (National Television Network) and the former vice chairman of Banco del Estado de Chile (State Bank of Chile). Prior to that, he was Foreign Trade Director at the Central Bank of Chile. Mr. Colodro holds a degree in Economics from the Universidad de Chile, and has done post-graduate studies at the École Pratique des Hautes Etudes of the University of Paris.

Mauricio Larraín Garcés became a Director in April 2014. Previously, he was Chairman of the Board for several years. He is a member of the Asset and Liability Committee and the Human Resources Committee and he is the financial expert of the Audit Committee. He is also the dean of the ESE Business School of the Los Andes University and a member of the board of the Institute for Religious Works (IOR) in the Vatican City State. Mr. Larraín began working at Santander-Chile in 1989. Previously, he was Deputy Superintendent of Banks, Manager of

External Debt at the Central Bank of Chile, and Senior Finance Specialist at the World Bank, in Washington D.C. He holds law degrees from the Pontifical Catholic University of Chile and from Harvard University.

Roberto Zahler Mayanz became a Director in 2002. He is a member of the Asset and Liability Committee, the Market Committee and the Risk Committee. Currently, he is President of the consultancy firm Zahler & Co and serves as a consultant for the World Bank, IADB, IMF and BIS. He has been a member of the High Level Consulting Group to the IADB President, of LASFRC (Latin-American Shadow Financial Regulatory Committee) and of the Emerging Market Economies Eminent Persons Group (EMEEPG). He was President of the Board of Siemens-Chile and Director of Air Liquide-Chile and of Banco Santiago. He was also a visiting professor at the IMF’s Research Department. Between 1991 and 1996, he was President of the Central Bank of Chile and Vice-President from 1989 to 1991. Prior to that he served as Chief Regional Adviser in Monetary and Financial Policy of the UN Economic Commission for Latin America and the Caribbean and was Lecturer and Researcher at the University of Chile’s School of Economics.. Mr. Zahler has provided technical assistance to the central banks and finance ministries of Indonesia, Kosovo and most countries in Latin America. Mr. Zahler holds a degree in Economics from the Universidad de Chile and a Masters in Economics from the University of Chicago.

Lucía Santa Cruz Sutil became a Director on August 19, 2003. Ms. Santa Cruz is a member of the Strategy Committee. Ms. Santa Cruz holds a degree in History from King’s College, London University and an M.Phil. in History from Oxford University and holds a Doctor Honoris Causa degree from King’s College. She is a Member of the Board of the Universidad Adolfo Ibañez. Ms. Santa Cruz is also a Director of Universia Chile S.A. She is Vice President of the Board of Compañía de Seguros Generales y de Vida La Chilena Consolidada,(Zurich) and member of the Advisory Board of Nestle Chile She sits on the board of non-profit cultural organizations and is also a member of the Self-Regulation Committee for Insurance Companies in Chile. She is a Member of the Academy of Social, Political and Moral Sciences of the Institute of Chile.

Orlando Poblete Iturrate became a Director on April 25, 2015. He is a member of the Audit Committee. He previously became an Alternate Director on April 22, 2014. Since 1991 Mr. Poblete has been a professor at the Universidad Los Andes. Between 1997 and 2004, he was Dean of the Law School and since 2014 he has been Chancellor of the university. He is also a partner at the law firm Orlando Poblete & Company. He is an arbitrator of the Centro de Arbitraje y Mediación de la Cámara de Comercio de Santiago. Between 2012 and 2014, he was Chairman of Clínica Universidad de los Andes and is currently Member of the Board of the University of the Andes, Chairman of Transa Securitisadora S.A. and Director of Servihabit S.A. He has also been a Professor of Law at the University of Chile. Mr. Poblete is a lawyer from the University of Chile and has masters from the same university.

Andreu Plaza became a Director in March 2016. Mr. Plaza was appointed as senior executive vice-president of T&O Division in Santander Group on January 2015. He is Santander’s Chief Technology Officer and a member of the management committee. Mr. Plaza joined the Group in 2012 as the technology and operations director for the retail and business banking segments in Santander UK. He has been a senior executive vice-president and member of the Management Committee of Caixa Catalunya since 1998 and is a member of the boards of Servired and Aula Escola Europea. He has a graduate in Mathematics from the Universitat Autónoma de Barcelona. He also has various Master’s degrees in Finance and Banking from Stanford University, Insead, The Wharton School and ESAD.

Ana Dorrego became a Director in March 2016. She has been working at the Santander Group in the Financial Planning and Corporate Development department for the last 11 years, coordinating the Group planning processes. In this role, she has also been involved in following up on the different Santander Group units and projects. She is a board member of Santander Securities Services, S.A. She has also participated in acquisition, sales and integration projects during her time with the Group (ABN, SEB, US, Banesto, Spanish Cajas and Banif Portugal among others) and spent two years as e-business development director for the Santander Group. Prior to joining the Santander Group, she was a corporate clients relationship manager and commercial director of transactional banking at Bankinter. Ms. Dorrego holds a degree in Business Administration from the University Pontificia de Comillas ICAI-ICADE, a degree in General Management from IESE and Master’s degrees in Business Administration from Deusto University – Bilbao, Spain, and Adolfo Ibañez, Miami/Chile.

Blanca Bustamante Bravo became an Alternate Director on April 28, 2015. In 1998, she joined Viña Concha y Toro as Head of Investor Relations with the responsibility to present business strategy and achievements of the company to the financial community, a position held until 2010. In parallel, in May 2001, she became Assistant Manager of Corporate Communications. In 2011, she became responsible for relations with the community in order to focus the efforts of the company in projects that create value for the community and the environment in which it operates. Since 2013, she is a director in the Center for Research & Innovation for Concha y Toro which focus is to develop technology and knowledge transfer to the industry. She holds a degree in business from Universidad Católica de Chile.

Raimundo Monge Zegers became an Alternate Director on April 29, 2003. He is currently a member of the Asset and Liability Committee, the Risk Committee and the Strategy Committee. He is Corporate Director of Strategic and Financial Planning for Grupo Santander-Chile and is CEO of Santander-Chile Holding S.A. He is also President of Santander S.A. Sociedad Securitizadora and Santander Factoring S.A. He is a Director of Aurum S.A. and Bansa Santander S.A. Mr. Monge has a degree in business from the Universidad Católica de Chile and an MBA from the University of California, Los Angeles.

Senior Management

Our senior managers are as follows:

Senior Manager	Position	Date Appointed
Claudio Melandri	Chief Executive Officer	Jan-10
Miguel Mata	Deputy General Manager	Apr-16
Matias Sanchez	Director of Retail Banking	Mar-16
Jose Manuel Manzano	Director of Middle-Market	Apr-16
Fred Meller	Director of Global Corporate Banking	Jan-11
Emiliano Muratore	Chief Financial Officer	Apr-16
Guillermo Sabater	Financial Controller	Nov-15
Franco Rizza	Director of Risk	Feb-14
María Eugenia de la Fuente	Director of Human Resources	Jun-15
Sergio Avila	Director of Administration and Costs	Mar-15
Felipe Contreras	Chief Accounting Officer	Oct-08
Carlos Volante	Manager Clients and Service Quality	Jan-14
Cristian Florence	General Counsel	Sep-12
Ricardo Martinez	Director of Internal Audit	Sep-13

Claudio Melandri became the Chief Executive Officer of Santander-Chile in January 2010 after being our Retail Banking Manager since February 21, 2008. He started his career at Santander-Chile in 1990 becoming a regional branch manager and manager of Santander-Chile’s branch network. He was also a Vice-President at Banco Santander Venezuela from 2005 to 2007. In 2007, he was appointed Corporate Director of Human Resources of Banco Santander-Chile. He is also a Director of Universia Chile S.A. Mr. Melandri has a Business Degree from the Universidad Tecnológica Metropolitana in Chile and holds a Master’s degree in Business Administration from the Universidad Adolfo Ibañez.

Miguel Mata became the Deputy General Manager for Santander-Chile on April 2016. Previously, between 2011 and 2016, he was the Chief Financial Officer for Santander-Chile. Prior to that, he served in several staff positions related to business strategy. Mr. Mata joined Santander-Chile in 2002 when Santander-Chile merged with Banco Santiago. Previously he was the Financial Controller of Banco Santiago. He has been working in the banking industry since 1990, when he joined Banco O’Higgins, one of the predecessors to Banco Santiago. Mr. Mata holds a degree in Engineering from Universidad Católica de Chile.

Matias Sanchez became Director of Retail Banking in March 2016. He previously was the manager of Corporations and Institutions between 2013 and 2016. He joined Banco Santander in 1997 and had different roles there, including agent, Regional Manager, Deputy General Manager in Retail and General Manager in Retail Banking. Mr. Sanchez holds a Master’s degree in Business Administration from the Instituto de Empresa in Spain and various other post graduate degrees.

José Manuel Manzano became Director of our Middle-market banking on April 1, 2016. Prior to that he was Manager of Personnel, Organization and Cost of Banco Santander Chile since September 2013. Prior to that he was Corporate Director of Risk since July 2007, and Corporate Director of Human Resources for Santander-Chile since October 31, 2002. Previously, he served as Manager of Human Resources for Old Santander-Chile since 1999. He was also General Manager of Santander Fund Management and Managing Director of Bancassurance. He is also a

Director of Santander Chile Holding S.A., Santander Asset Management S.A. and Santander S.A. Sociedad Securitizadora. Mr. Manzano holds an MBA and a degree in Business from Universidad Católica de Chile.

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

Emiliano Muratore became the Chief Financial Officer for Santander-Chile in April 2016. Before becoming Chief Financial Officer, he spent eight years as the head of the ALM division. Prior to joining Santander Chile in 2006, Mr. Muratore worked at Santander’s headquarters in Madrid for 4 years and, before that, at Santander’s unit in Argentina for 4 years. Mr. Muratore has a degree in business from Universidad Católica Argentina in Buenos Aires and a postgraduate degree in finance from Universidad de San Andrés in Buenos Aires. Currently, he is chairman of the Finance Committee at Chile’s Banking Association.

Guillermo Sabater was appointed Financial Controller of Santander-Chile in November 2015 and has been working for Santander Spain and its affiliates for 23 years. Between 2009 and 2015, he was Executive Vice President of Santander in the US and CFO and Controller of Sovereign Bank and Santander Holdings USA. Before that, he was the financial controller of Banco Santander Chile, between 2006 and 2009. He also served for three years between 2003-2006 as controller of the Consumer Finance Division in Madrid, Spain. Mr. Sabater also served as an internal auditor during his first ten years at the company, He has a degree in Economics and Business Administration from the University College of Financial Studies at the University Complutense de Madrid and a completed the Program in Executive Development at the Institute of Business and various courses and participation in institutions such as Babson College and Boston University.

Franco Rizza became Director of Risk in February 2014. Previously, he was director of Global Collections & Recoveries in the Madrid headquarters, covering all countries where the Group has commercial banking activities outside Spain. Between 2010 and 2013 he was the Chief Risk Officer of Banco Santander Risk in Uruguay. He joined the Group in 1989 in Argentina, where he held various positions, including Regional Manager, Product Manager and Retail Credit Risk Manager. He has completed studies in Business and Risk Management in Argentina and Spain

María Eugenia de la Fuente became Director of Human Resources in June 2015. Prior to working for the Bank, Ms. de la Fuente held different posts in strategic planning and human resources. From 2010 to 2013, she was Undersecretary to the Chief of Staff of President Piñera. From 2013 to 2015, she was Managing Director of Transparency and Client Services for Corpbanca and Chief Executive Officer of BZD Consultores. Ms. de la Fuente has a degree in business from the Universidad de Chile and a Master’s degree in tax planning from the Universidad Adolfo Ibañez.

Sergio Avila is Director of Administration and Costs. He has worked at Banco Santander Chile for 19 years in Asset Management, Corporate Finance, Retail banking, Middle-market and Risks. Mr. Avila has a BS and MS in Civil Engineering Degree from the Universidad Católica.

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

Cristian Florence is our General Counsel, a position he has held since September 2012. Prior to that he served as Chief Lawyer at Santander-Chile. Mr. Florence joined Santander-Chile in 2002 when Santander-Chile merged with Banco Santiago. He started working in the banking industry in 1991, when he joined Centrobanco, a predecessor of Banco O’Higgins and Banco Santiago serving at several positions in the law departments. Mr. Florence is also a Director of Administrador Financiero de Transantiago S.A. and Santander Asset Management S.A. Administradora General de Fondos. He has a degree in Law from the Universidad Gabriela Mistral and a Master of Laws (LLM) from the same university.

Ricardo Martinez is the Corporate Director of Internal Auditing, a position he has held since September 1, 2013. He has worked for Grupo Santander since 1998 in different position in Internal Audit Division, including the Internal Director of Accounting, Audit Manager of Insurance and Asset Management and head auditor of Financial Risks. Mr. Martinez has a degree in Economic Sciences and Business from the Universidad Complutense of Madrid and a Master’s in Business from the CIFF of the Universidad de Alcalá de Henares.

B. Compensation

For the year ended December 31, 2015, the aggregate amount of compensation paid by us to all of our directors was Ch$1,374 million, in monthly stipends. For the year ended December 31, 2015, the aggregate amount of compensation paid by us to all of our executive officers and our management members was Ch$37,949 million (U.S.$53.6 million). At our annual shareholder meeting held on April 26, 2016, shareholders were asked to approve a monthly stipend per director of UF 230 (U.S.$8,328), UF 460 (U.S.$16,656) for the Chairman of the Board and UF 345 (U.S.$12,492) for the Vice-Chairman of the Board. This amount will be increased by UF 30 per month (U.S.$1,086) if a Board member is named to one or more committees of the Board. The additional amount will be UF 60 (U.S.$2,172) for the President of a committee and UF 45 (U.S.$1,629) for the Vice-President of a committee. Shareholders were also asked to approve the Audit Committee 2015 remuneration for its members. The remuneration is a 33% additional compensation over the monthly stipend received by a regular board member, or UF 77 (U.S.$2,788), totaling a monthly stipend of UF 307 (U.S.$11,116). This remuneration is in line with the new Chilean corporate governance law. In addition, we pay certain directors professional service fees for the consulting services that they render to us in their fields of expertise. For the year ended December 31, 2015, payments to our directors for consulting fees totaled Ch$1,218 million (U.S.$1.7 million).

Santander-Chile and its affiliates have designed variable-compensation plans for their employees, based on performance targets and objectives, the achievement of which are evaluated and paid on a quarterly and/or annual basis.

Share-based compensation (settled in cash)

In accordance with IFRS 2, equity instruments settled in cash are allocated to executives of the Bank and its Subsidiaries as a form of compensation for their services. The Bank measures the services received and the cash obligation at fair value at the end of each reporting period and on the settlement date, recognizing any change in fair value in the income statement for the period. For the years ended December 31, 2015, 2014 and 2013, share-based compensation amounted to Ch$66 million, Ch$310 million and Ch$684 million.

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

If the working relationship between the manager and the respective company ends, before s/he fulfills the abovementioned requirements, s/he will have no rights under this benefit plan. In the event of the executive’s death or total or partial disability, s/he will be entitled to receive this benefit. The Bank will make contributions to this benefit plan on the basis of mixed collective insurance policies whose beneficiary is the Bank. The life insurance company with whom such policies are executed is not an entity linked or related to the Bank or any other Santander Group company. Plan Assets owned by the Bank at the end of 2015 totaled Ch$6,945 million (Ch$6,495 million in 2014).The amount of the defined benefit plans has been quantified by the Bank, based on the following criteria:

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

Actuarial hypothesis assumptions:

Actuarial assumptions with respect to demographic and financial variables are non-biased and mutually compatible with each other. The most significant actuarial hypotheses considered in the calculations were:

	Plans post-employment	Plans post-employment
	2015	2014

Mortality chart	RV-2009	RV-2009
Termination of contract rates	5.0%	5.0%
Impairment chart	PDT 1985	PDT 1985

Assets related to the pension fund contributed by the Bank into the Seguros Euroamérica insurance company with respect to defined benefit plans are presented as net of associated commitments. Activity for post-employment benefits is as follows:

	As of December 31,
	2015	2014
	Ch$mn
Plan assets	6,945	6,495
Commitments for defined-benefit plans
For active personnel	(5,070)	(4,639)
Incurred by inactive personnel	—	—
Minus:	—
Unrealized actuarial (gain) losses	—	—
Balances at year end	1,875	1,856

Year’s cash flow for post-employment benefits is as follows:

	For the years ended December 31,
	2015	2014	2013
	Ch$mn

a) Fair value of plan assets
Opening balance	6,495	5,171	5,584
Expected yield of insurance contracts	432	446	247
Employer contributions	18	878	(660)
Actuarial (gain) losses	—	—	—
Premiums paid	—	—	—
Benefits paid	—	—	—
Fair value of plan assets at year end	6,945	6,495	5,171
b) Present value of obligations
Present value of obligations opening balance	(4,639)	(3,244)	(3,594)
Net incorporation of Group companies	—	—	—
Service cost	(431)	(1,395)	(311)
Interest cost	—	—	—
Curtailment/settlement effect	—	—	—
Benefits paid	—	—	—
Past service cost	—	—	—
Actuarial (gain) losses	—	—	17
Other	—	—	—
Present value of obligations at year end	(5,070)	(4,639)	(3,888)
Net balance at year end	1,875	1,856	1,283

Plan expected profit:

	As of December 31,
	2015	2014	2013
Type of expected yield from the plan’s assets	UF + 2.50% annual	UF + 2.50% annual	UF + 2.50% annual
Type of yield expected from the reimbursement rights	UF + 2.50% annual	UF + 2.50% annual	UF + 2.50% annual

Plan associated expenses:

	For the years ended December 31,
	2015	2014	2013
	MCh$	MCh$	MCh$

Current period service expenses	431	1,395	311
Interest cost	-	—	—
Expected yield from plan’s assets	(432)	(446)	(247)
Expected yield of insurance contracts linked to the Plan:	—
Extraordinary allocations	—	—	—
Actuarial (gain)/ losses recorded in the period	—	—	(17)
Past service cost	—	—	—
Other	—	—	—
Total	(1)	949	47

C.	Board Practices

Audit Committee

Board member	Position in Committee
Marco Colodro	Chairman
Mauricio Larraín Garcés	First Vice Chairman and Financial Expert
Orlando Poblete	Second Vice Chairman

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

This committee is also responsible for:

•	Presenting to the Board of Directors a list of candidates for the selection of an external auditor.

•	Presenting to the Board of Directors a list of candidates for the selection of rating agencies.

•	Overseeing and analyzing the results of the external audit and the internal reviews.

•	Coordinating the activities of internal auditing with the external auditors’ review.

•	Overseeing and coordinating the Bank’s operational risk policies.

•	Analyzing the interim and year-end financial statements and reporting the results to the Board of Directors.

•	Analyzing the external auditors’ reports and their content, procedures and scope.

•	Analyzing the rating agencies’ reports and their content, procedures and scope.

•	Obtaining information regarding the effectiveness and reliability of the internal control systems and procedures.

•	Analyzing the information systems performance, and its sufficiency, reliability and use in connection with decision-making processes.

•	Obtaining information regarding compliance with the company’s policies regarding the due observance of laws, regulations and internal rules to which the company is subject.

•	Investigating suspicious and fraudulent activities (including conflicts).

•	Analyzing the reports of the inspection visits, instructions and presentations of the SBIF.

•	Obtaining information, analyzing and verifying the company’s compliance with the annual audit program prepared by the internal audit department.

•	Informing the Board of Directors of accounting changes and their effects.

•	Examining on an annual basis the compensation plans of high level executives and managers.

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

Board member	Position in Committee
Vittorio Corbo	Chairman
Oscar von Chrismar	Vice-Chairman
Roberto Zahler	Second Vice-Chairman
Marco Colodro	Member

The Market Committee is responsible for:

•	Establishing a strategy for the Bank’s trading portfolio.

•	Establishing the Bank’s policies, procedures and limits with respect to its trading portfolio. The Bank’s Market Risk Department measures all risks and limits and reports these to the Market Committee.

•	Reviewing the evolution of the most relevant local and international markets and monetary policies.

Integral Risk Committee

Board member	Position in Committee
Oscar von Chrismar	Chairman
Juan Pedro Santa María	Vice-Chairman
Raimundo Monge	Member
Roberto Méndez	Member
Roberto Zahler	Member

The Integral Risk Committee is responsible for revising and following all risks that may affect us, including reputational risk, allowing for an integral risk management. This committee serves as the governing body through which the Board supervises all risk functions. It also evaluates the reasonability of the systems for measurement and control of risks. This Committee includes the Vice Chairman of the Board and five Board members.

Strategy Committee

Board member	Position in Committee
Vittorio Corbo	Chairman
Roberto Méndez	Vice-Chairman
Oscar von Chrismar	Member
Lucía Santa Cruz	Member
Raimundo Monge	Member

The Strategy Committee is in charge of our strategic planning process and follow-up, as well as the identification of broad business opportunities and threats. The Strategy Committee is comprised of the Chairman of the Board and four additional Board members.

Analysis and Prevention of Money Laundering Committee

Board member	Position in Committee
Juan Pedro Santa María	Chairman

This Committee defines and controls the policies regarding anti-money laundering and financing of terrorism in line with Chilean law and Grupo Santander’s governance. In addition to Mr. Santa María, members of senior management from the legal, risk and compliance departments, among others, are also a part of this committee.

Human Resources Committee

Board member	Position in Committee
Vittorio Corbo	Chairman
Mauricio Larraín	Vice-Chairman
Oscar Von-Chrismar	Member
Blanca Bustamante	Member

The Human Resources Committee is comprised of four Board members, the CEO, the Manager of Human Resources and other senior managers. The Human Resources Committee dictates guidelines on management and general human resources policies, including incentive, selection, promotion and training policies.

D.	Employees

As of December 31, 2015, on a consolidated basis, we had 11,723 employees, 10,947 of whom were bank employees, 98 of whom were employees of our subsidiaries and 678 were employees of entities controlled by the Bank through other considerations. We have traditionally enjoyed good relations with our employees and their unions. Of the total headcount of us and our subsidiaries, 8,363 or 71.3% were unionized. In May 2014, a new collective bargaining agreement was signed, which went into effect on January 1, 2014 and which expires on December 31, 2018, though it may be renegotiated ahead of schedule with the consent of management and the union. We generally apply the terms of our collective bargaining agreement to unionized and non-unionized employees. The following chart summarizes the number of employees employed by the bank.

Employees	As of December 31, 2015
Executives	714
Professionals	5,783
Administrative	5,226
Total	11,723

E.	Share Ownership

No director or executive officer owns more than 1% of the shares of Santander-Chile. As of December 31, 2015, the following directors and executives held shares in Santander-Chile:

Directors	Shares
Mauricio Larraín Garcés	568

Santander-Chile currently does not have any arrangements for involving employees in its capital and there is no systematic arrangement for grant of options or shares or securities of Santander-Chile to them.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Santander Spain controls Santander-Chile through its holdings in Teatinos Siglo XXI Inversiones S.A. and Santander Chile Holding S.A., which are controlled subsidiaries. Santander Spain has control over 67.18% of our shares and actual participation, excluding non-controlling shareholders that participate in Santander Chile Holding, S.A. of 67.12%.

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

The number of outstanding shares of Santander-Chile (of which there is only one class, being ordinary shares) at December 31, 2015, was 188,446,126,794 shares, without par value. Santander-Chile’s shares are listed for trading on the Chilean Stock Exchanges and on the NYSE in connection with the registration of ADRs. The market capitalization of Santander-Chile at December 31, 2015 on the Chilean stock exchange was Ch$ 5,990,069 million and U.S.$ 8,463 million on the NYSE. At December 31, 2015, Santander-Chile had 11,881 holders of its ordinary shares registered in Chile, including The Bank of New York Mellon as Depositary (the “Depositary”) of Santander-Chile’s ADS Program. Other than the information disclosed in this section, there are no arrangements to the knowledge of Santander-Chile that can result in a change of control of Santander-Chile. As of December 31, 2015, there were a total of 26 ADR holders on record. Since some of these ADRs are held by nominees, the number of record holders may not be representative of the number of beneficial holders.

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

All resolutions approving such transactions must be reported to the company’s shareholders at the annual shareholders’ meeting. Violations of this provision may result in administrative or civil liability to the corporation, the shareholders and/or third parties who suffer losses as a result of such violation.

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

	As of December 31,
	2015				2014				2013
	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn

Commercial loans	77,388	565	5,841	1,963	51,647	9,614	4,348	8,743	47,305	618	4,022	51,141
Mortgage loans	-	-	20,559	-	-	-	19,941	-	-	-	15,561	-
Consumer loans	-	-	2,274	-	-	-	2,798	-	-	-	2,061	-
Loans and accounts receivables	77,388	565	28,674	1,963	51,647	9,614	27,087	8,743	47,305	618	21,644	51,141
Allowance for loan losses	(213)	(190)	(62)	(20)	(139)	(10)	(46)	(18)	(238)	(3)	(44)	(6)
Net loans	77,175	375	28,612	1,943	51,508	9,604	27,041	8,725	47,067	615	21,600	51,135
Guarantees	499,803	-	25,493	1,632	409,339	-	23,896	1,289	124,420	-	19,237	2,326
Contingent loans
Personal guarantees	-	-	-	-	-	-	-	-	-	-	-	-
Letters of credit	29,275	-	-	-	16,000	-	-	11	30,714	-	-	-
Guarantees	510,309	-	-	2	432,802	-	-	762	172,274	-	-	9,989
Contingent loans	539,584	-	-	2	448,802	-	-	773	202,988	-	-	9,989
Allowance for contingent loans	(11)	-	-	-	(12)	-	-	-	(22)	-	-	(4)
Net contingent loans	539,573	-	-	2	448,790	-	-	773	202,966	-	-	9,985

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

The largest related party loan, which matures on June 29, 2016 and has an annual rate of U.S.$ + 0.0%, by the Bank is to Banco Santander Spain S.A., corresponds to a performance bond (boleta de garantía) and had an amount outstanding of U.S.$ 114 million, which was guaranteeing a corporate foreign trade loan. As this operation is a contingent loan, the Bank charges a fee which was 0.60% per annum.

The table below shows assets and liabilities with related parties:

	As of December 31,
	2015				2014				2013
	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Assets
Cash and deposits in banks	23,578	-	-	-	193,377	—	—	—	5,306	—	—	—
Trading investments	-	-	-	-	—	—	—	—	—	—	—	—
Obligations under repurchase agreements	-	-	-	-	—	—	—	—	—	—	—	—
Loans	-	-	-	-
Financial derivative contracts	771,774	-	-	-	995,468	—	—	—	557,026	—	—	—
Available for sale investments	-	-	-	-	—	—	—	—	—	—	—	—
Other assets	3,218	-	-	-	2,776	—	—	—	2,460	—	—	—
Liabilities
Deposits and other demand liabilities	9,987	8,535	2,454	1,373	5,061	1,168	2,403	4,602	58,030	10,406	2,783	23,300
Obligations under repurchase agreements	12,006	-	-	-	47,010	—	—	—	59,703	—	—	—
Loans	-	-	-	-
Time deposits and other time liabilities	1,360,572	234	2,728	898	269,381	2,320	81,079	81,079	54,212	299	3,774	156,977
Financial derivative contracts	1,323,996	-	-	-	1,395,507	—	—	—	537,162	—	—	—
Issued debt instruments	398,565	-	-	-	336,323	—	—	—	96,872	—	—	—
Other financial liabilities	2,409	-	-	-	846	—	—	—	3,912	—	—	—
Other liabilities	376	-	-	-	771	—	—	—	462	—	—	—

Other transactions with related parties

During the years ended December 31, 2015, 2014 and 2013, the Bank had the following significant income (expenses) from services provided to (by) related parties:

	For the years ended December 31,
	2015				2014				2013
	Companies of the Group	Associated Companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated Companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Income (expense) recorded		—	1,664	116
Interest income and inflation—indexation adjustments	(10,986)	77	208	39	(11,130)	25	1,963	(2,509)	(8,812)	50	1,065	(1,082)
Fee and commission income and expenses	35,955	—	15	6	30,591	84	230	167	—	75	120	3,615
Net profit (loss) from financial operations and net foreign exchange gain (loss) (*)	(321,985)	—	—	—	(315,918)	—	20	(10,051)	(8,690)	—	(4)	(1,534)
Other operating income and expenses	955	—	—	—	1,158	—	—	—	955	—	—	—
Income from sale of investments in other companies (**)	—	—	—	—	—	—	—	—	78,122	—	—	—
Key personnel compensation and expenses	—	—	(39,323)	—	—	—	(31,361)	—	—	—	(31,652)	—
Administrative and other expenses	(30,591)	(41,691)	—	—	(30,342)	(33,961)	—	—	(28,371)	(30,758)	—	—
Total	(326,652)	(41,614)	(37,436)	161	(325,641)	(33,852)	(29,148)	(12,393)	33,204	(30,633)	(30,471)	999

(*)	Primarily relates to derivative contracts used to financially cover exchange risk of assets and liabilities that cover positions of the Bank and its subsidiaries.

(**)	Corresponds to the profit from the sale of the subsidiary Santander Asset Management S.A. Administradora General de Fondos.

Only transactions with related parties equal to or greater than UF 5,000 (MCh$128.2 million) are included individually in the table above. Transactions with related parties between UF 1,000 and up to UF 5,000 are included in other transactions with related parties. All transactions were conducted at arm’s length.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Financial Information

See “Item 18. Financial Statements.”

Legal Proceedings

We are subject to certain claims and are party to certain legal and arbitration proceedings in the normal course of our business, including claims for alleged operational errors. We do not believe that the liabilities related to such claims and proceedings are likely to have, in the aggregate, a material adverse effect on our consolidated financial condition or results of operations. For the year ended December 31, 2015, the Disclosure Committee of Santander-Chile has defined a significant legal proceeding as that implying an estimated incurred loss greater than 0.18% of the average of pre-tax net income in the last three years. As of December 31, 2015, this cut-off totaled Ch$1,001 million (U.S.$1.4 million). As of December 31, 2014, there were no legal proceedings exceeding that amount. There are no material proceedings in which any of our directors, any members of our senior management, or any of our affiliates is either a party adverse to us or our subsidiaries or has a material interest adverse to us or our subsidiaries.

Upon the recommendation of our legal advisors, we estimate that our aggregate liability if all legal proceedings were determined adversely to us could result in significant losses not estimated by us. As of December 31, 2015, we have set aside Ch$1,803 million (U.S.$2.6 million) as provisions for these legal actions. These provisions are presented in “Contingency Provisions” in the Consolidated Statements of Financial Position. In addition, there are other lawsuits in our subsidiaries for (Ch$118 million or US$0.2 million), which primarily relate to the litigation between Santander Corredores de Seguros Limitada and its clients for leasing assets.

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

	Santiago Stock Exchange		NYSE
	Common Stock		ADS(2)
	High	Low	High	Low
	(Ch$ per share(1))		(U.S.$ per ADS)
Annual Price History
2011	43.65	31.94	99.44	59.40
2012	41.01	31.40	33.96	26.10
2013	36.23	27.62	30.59	21.38
2014	37.32	26.81	26.91	19.19
2015	34.77	29.52	22.61	17.38
Quarterly Price History
2014
1st Quarter	32.10	26.81	23.57	19.34
2nd Quarter	37.21	31.98	26.85	23.02
3rd Quarter	37.32	33.05	26.91	21.85
4th Quarter	34.08	29.74	22.91	21.19
2015
1st Quarter	33.98	29.52	21.71	19.02
2nd Quarter	34.77	31.71	22.61	20.02
3rd Quarter	34.51	31.44	21.04	17.88
4th Quarter	33.96	30.33	20.23	17.38
Monthly Price History
Oct-15	33.96	31.46	20.23	18.11
Nov-15	33.25	31.70	19.27	17.89
Dec-15	32.46	30.33	18.59	17.38
Jan-16	31.17	29.10	17.62	15.98
Feb-16	31.25	29.43	17.78	16.47
Mar-16	33.47	30.79	19.74	17.78
Apr-16 (until April 28, 2016)	33.89	31.93	20.24	19.11

B.	Plan of Distribution

Not applicable

C.	Nature of Trading Market

Nature of Trading Market

Shares of our common stock are traded on the Chilean Stock Exchanges. Each ADS represents 400 shares of common stock. ADRs have been issued pursuant to the Deposit Agreement, dated as of August 4, 2008, among Santander-Chile, the Depositary and all holders from time to time of ADRs. On October 22, 2012, this agreement was amended and the number of shares per ADS was changed from 1,039 to 400 shares. As of December 31, 2015, 78,425,011ADSs were outstanding (equivalent to 31,370,004,471 shares of common stock or 16.66% of the total number of issued shares of common stock).

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

Meetings and Voting Rights

An ordinary annual meeting of shareholders is held within the first four months of each year. The ordinary annual meeting of shareholders is the corporate body that approves the annual financial statements, approves all dividends in accordance with the dividend policy determined by our Board of Directors, elects the Board of Directors and approves any other matter that does not require an extraordinary shareholders’ meeting. The last ordinary annual meeting of our shareholders was held on April 26, 2016. Extraordinary meetings may be called by our Board of Directors when deemed appropriate, and ordinary or extraordinary meetings must be called by our Board of Directors when requested by shareholders representing at least 10.0% of the issued voting shares or by the SBIF. Notice to convene the ordinary annual meeting or an extraordinary meeting is given by means of three notices which must be published in a newspaper of our corporate domicile (currently Santiago) or in the Official Gazette in a prescribed manner, and the first notice must be published not less than 15 days nor more than 20 days in advance of the scheduled meeting. Notice must also be mailed 15 days in advance to each shareholder and given to the SBIF and the Chilean Stock Exchanges. Currently, we publish our official notices in the El Mercurio newspaper of Santiago.

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

Under Article 54 of the Chilean Securities Market Law and the regulations of the Superintendency of Securities and Insurance, persons or entities intending to acquire control, directly or indirectly, of an open stock corporation, regardless of the acquisition vehicle or procedure, and including acquisitions made through direct subscriptions or private transactions, are also required to inform the public of such acquisition at least 10 business days before the date on which the transaction is to be completed, but in any case, as soon as negotiations regarding the change of control begin (i.e., when information and documents concerning the target are delivered to the potential acquirer) through a filing with the Superintendency of Securities and Insurance, the stock exchanges and the companies controlled by and that control the target and through a notice published in two Chilean newspapers, which notice must disclose, among other information, the person or entity purchasing or selling and the price and conditions of any negotiations.

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

The following discussion summarizes certain Chilean tax and United States federal income tax consequences to beneficial owners arising from the ownership and disposition of our common stock or ADSs. The summary does not purport to be a comprehensive description of all potential Chilean and United States federal income tax considerations that may be relevant to a decision to own or dispose of our common stock or ADSs and is not intended as tax advice to any particular investor. This summary does not describe any tax consequences arising under the laws of any state, locality or other taxing jurisdiction other than Chile and the United States. There is currently no income tax treaty between the United States and Chile. However, the U.S. government and the government of Chile signed on February 4, 2010 the Proposed Income Tax Treaty between the United States of America and the Republic of Chile (the “Proposed U.S.-Chile Treaty”), which is now subject to ratification by the U.S. Senate and Chilean Congress. If the Proposed U.S.-Chile Treaty becomes effective, U.S. investors should consult their tax advisers as to the applicability of the treaty in their particular circumstances.

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

For purposes of this summary, the term “Foreign Holder” means either (1) in the case of an individual, a person who is not resident or domiciled in Chile; or (2) in the case of a legal entity, a legal entity that is not organized under the laws of Chile, unless the shares of our common stock or ADSs are assigned to a branch or a permanent establishment of such entity in Chile. For purposes of Chilean taxation, (a) an individual holder is resident in Chile if he or she has remained in Chile for more than six months in one calendar year, or a total of more than six months in two consecutive fiscal years, and (b) an individual is domiciled in Chile if he or she resides in Chile with the actual or presumptive intent of staying in Chile (intention that can be evidenced by circumstances such as the acceptance of an employment in Chile or the relocation of one’s family to Chile).

The Income Tax Law provides that a Foreign Holder is subject to income taxes on his/her incomes of Chilean sources. For these purposes, Chilean source income means earnings from activities performed within Chilean territory or from sale, disposition or other transactions in connection with assets or goods located in Chile. Indirect sale regulations may also attribute sourced Chilean income.

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

The effective rate of Withholding Tax to be imposed on dividends paid by us will vary depending upon the amount of First Category Tax paid by us on the earnings underlying the dividends. The statutory rate for the First Category Tax attributed to earnings generated during the years 2008, 2009 and 2010 was 17.0%. For years 2011, 2012 and 2013, it was 20%, for 2014 it was 21% and for 2015 it was 22.5%. The example below illustrates the effective Chilean Withholding Tax burden on a cash dividend received by a Foreign Holder, assuming a Withholding Tax rate of 35%, a statutory First Category Tax rate of 22.5% and a distribution of all of the net proceeds available after payment of the First Category Tax.

Taxable income	U.S.$ 100
First Category Tax (22.5% of U.S.$100)	(22.5)
Net proceeds available	77.5
Dividend payment	77.5
Withholding Tax (35% of the sum of the dividend (U.S.$77.5) and the available First Category Tax credit (U.S.$22.5))	35
First Category Tax credit	(22.5)
Payable Withholding Tax	12.5
Net dividend received	65 (77.5-12.5)
16.13%
Effective dividend withholding tax rate	(12.5/77.5)

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

Gain recognized on a sale or exchange of shares of common stock (as distinguished from sales or exchanges of ADSs representing such shares of common stock) by a Foreign Holder will be subject both to First Category Tax (currently imposed at a rate of 22.5%) and Withholding Tax (the first can be used as credit against the second) if (1) the Foreign Holder has held such shares of common stock for less than one year since exchanging ADSs for the shares of common stock, (2) the Foreign Holder acquired and disposed of the shares of common stock in the ordinary course of its business or as a regular trader of stock or (3) the sale is made to a company in which the Foreign Holder holds an interest. In certain other cases where the Foreign Holder of shares of common stock has some connection with Chile, gain on the disposition of shares of common stock will be subject only to First Category Tax as a single tax (currently imposed at a rate of 22.5%).

The sale of shares of common stock by a Foreign Holder to an individual or entity non-resident or domiciled in Chile is subject to a provisional withholding. Such a provisional withholding will be equal to (i) 5% of the total amount to remit, without any deduction, paid to, credited to or putted at the disposal of the Foreign Holder if the transaction is subject to the First Category Tax as a single tax, unless the gain subject to taxation can be determined, in which case the withholding will be equal to the rate of First Category Tax (currently 22.5%) on the gain, or (ii) the difference between Withholding Tax (35%) and First Category Tax (22.5%) rates, which currently would be 12.5%, of the total amount to remit, without any deduction, paid to, credited to or putted at the disposal of the Foreign Holder, if the transaction is subject to both First Category and Withholding Tax, unless the gain subject to taxation can be determined, in which case the withholding will be equal to a 35% on the gain. For income tax purposes, the capital gain shall be the difference between the sales price and the acquisition cost of the stock. The tax basis of shares of common stock received in exchange for ADSs will be the acquisition value of such shares. The valuation procedure set forth in the deposit agreement, which values shares of common stock that are being exchanged at the highest price at which they trade on the Santiago Stock Exchange on the date of the exchange, generally will determine the acquisition value for this purpose. Consequently, the conversion of ADSs into shares of common stock and sale of such shares of common stock for the value established under the deposit agreement will not generate a capital gain subject to taxation in Chile.

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

Withholding Tax Certificates

Upon request, we will provide to Foreign Holders appropriate documentation evidencing the payment of Withholding Taxes. For further information, the investor should contact: Robert Moreno, robert.moreno@santander.cl. Dividends payable to holders of ADSs are net of foreign currency conversion expenses of the Depositary and will be subject to the Withholding Tax currently at the rate of 35% (subject to credits in certain cases as described above).

Impact of Chilean Tax Reform

On September 29, 2014, the Law No. 20,780 containing the Tax Reform was published in the Official Gazette. The Tax Reform introduced significant changes to the Chilean taxation system and strengthened the powers of the Chilean Tax Authority to control and prevent tax avoidance. The Tax Reform contemplates, among other reforms, changes to the Corporate Tax regime to create two different tax regimes: the Attributed Income Regime (Sistema de Renta Atribuida) and the Semi-Integrated Regime (Sistema Parcialmente Integrado).

On February 8, 2016, Law No. 20,899 (Simplified Tax Reform Law) was published, which introduced changes that are intended to simplify certain provisions of the Tax Reform. The amendments applied the Semi-Integrated Regime (Sistema Parcialmente Integrado) to corporations, limited joint-stock companies and any other entity with at least one non-final taxpayer owner. In addition, the amendments limited the Attributed Income Regime (Sistema de Renta Atribuida) to use by individuals, personal holding companies with limited liability, communities, non-residents that have any kind of permanent establishment in Chile and limited liability companies.

Under the Attributed Income Regime, shareholders would be taxed on an accrual basis, with a FCIT rate of 25% imposed at the level of the operating entity, plus a global complementary tax at progressive rates for resident individuals or an additional withholding income tax (AWIT) of 35% for nonresident shareholders (the FCIT being 100% creditable), resulting in an overall income tax charge of 35% for nonresidents. Under this regime, profits would be required to be attributed to the owners, irrespective of whether a distribution actually is made.

Under the Semi-integrated Regime, shareholders would be taxed on a cash basis (when profits are distributed), but at a FCIT rate of 25.5% for 2017 (and 27% as from 2018). The FCIT still would be creditable against the 35% AWIT under that regime, but 35% of the credit would have to be paid to the Treasury, so, in practice, only 65% of the FCIT would be creditable. Thus, taxpayers would pay for the ability to defer shareholder taxation until profits actually are distributed with a higher overall income tax rate than under the Attributed Income Regime.

However, the Tax Reform (as supplemented by the Simplify Tax Reform Law) considered that investors from countries with which Chile has signed the Double Tax Treaty as of January 1, 2017 would be entitled to use the 100% of the FCIT credit, even if at that time the agreement was not yet in force. Under such circumstances, the full tax credit would be applicable until December 31, 2019 if at that time the relevant Tax Treaty had not yet entered into force. Thus, investors from such treaty countries would enjoy the advantage of deferring shareholder taxation until profits were distributed, and yet retain the benefit of the overall 35% income tax charge. This could lead to a shift in the jurisdictions commonly used to make investments into Chile.

For banking enterprises, the default regime is the Semi-integrated Regime. Additionally, the Tax Reform considered an increase gradually of the FCIT rate of 20% up to 25% under the Attributed Income Regime, as described below. In the case of the Semi-Integrated Regime, the rate would increase up to 27%.

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

Taxation of Distributions

Distributions paid on shares of our common stock or ADSs, other than certain pro rata distributions of common shares or rights, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. holders as dividends. Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, certain dividends paid by “qualified foreign corporations” to certain non-corporate U.S. holders may be taxable at rates applicable to long-term capital gains. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on a securities market in the United States, such as the NYSE where our ADSs are traded. You should consult your tax advisers to determine whether the favorable rates may apply to dividends you receive and whether you are subject to any special rules that limit your ability to be taxed at the favorable rates. The amount of the dividend will include any amounts withheld by us or our paying agent in respect of Chilean taxes at the effective rate (after credit for First Category Taxes) as described above under “ — Material Tax Consequences of Owning Shares of Our Common Stock or ADSs—Taxation of Dividends.” You should consult with your tax adviser to determine the amount considered withheld with respect to a distribution if you opt to be subject to the Attributed Income Regime for Chilean tax purposes starting in 2017, as described above under “—Material Tax Consequences of Owning Shares of Our Common Stock or ADSs—Impact of Chilean Tax Reform.” The amount of the dividend will be treated as foreign-source dividend income to you and will not be eligible for the dividends received deduction generally allowed to U.S. corporations under the Code.

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

Passive Foreign Investment Company Rules

Based on proposed Treasury regulations (the “Proposed Regulations”), which are proposed to be effective for taxable years beginning after December 31, 1994, we believe that we were not a “passive foreign investment company” (a “PFIC”) for U.S. federal income tax purposes for the year ended December 31, 2015. However, since the Proposed Regulations may not be finalized in their current form and since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among others, less than 25 percent owned equity investments) from time to time, there can be no assurance that we will not be a PFIC for any taxable year. If we were a PFIC for any taxable year during which you held an ADS or a share of our common stock, certain adverse tax consequences could apply to you.

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

The documents concerning us which are referred to in this Annual Report may be inspected at our offices at Bandera 140, 20th floor, Santiago, Chile. We are subject to the information reporting requirements of the Exchange Act, except that, as a foreign issuer, we are not subject to the proxy rules or the short-swing profit and disclosure rules of the Exchange Act. In accordance with these statutory requirements, we file or furnish reports and other information with the SEC. Reports and other information filed or furnished by us with the SEC may be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the Public Reference Section by calling the SEC at 1-800-732-0330. The SEC maintains a website on the Internet at http://www.sec.gov that contains reports and information statements and other information regarding us. The reports and information statements and other information about us can be downloaded from the SEC’s website and can also be inspected and copied at the offices of the NYSE, Inc., 20 Broad Street, New York, New York 10005.

I.	Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Introduction

The principal types of risk inherent in Santander-Chile’s business are market, liquidity, operational and credit risks. The effectiveness with which we are able to manage the balance between risk and reward is a significant factor in our ability to generate long term, stable earnings growth. Toward that end, our Board and senior management places great emphasis on risk management.

A.	Integral Risk Committee

The Integral Risk Committee of the Board is responsible for reviewing and monitoring all risks that may affect us, including reputation risk, allowing for an integral risk management. This committee serves as the governing body through which the Board supervises risk in general. It also evaluates the reasonability of the systems for measurement and control of risks.

•	Credit risk

•	Market risk

•	Operational risk

•	Solvency risk (BIS)

•	Legal risks

•	Compliance risks

•	Reputational risks

This Committee includes the Vice Chairman of the Board and five Board members. This committee also includes the CEO, the Director of Risk and other senior level executives from the commercial side of our business: The Board members of this committee are:

Board member	Position in Committee
Oscar von Chrismar	Chairman
Marco Colodro	Member
Vittorio Corbo	Member
Roberto Méndez	Member
Raimundo Monge	Member
Juan Pedro Santa María	Member

B.	Audit Committee

Board member	Position in Committee
Marco Colodro	Chairman
Mauricio Larrain	First Vice Chairman and Financial Expert
Orlando Poblete	Second Vice Chairman

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

C.	Asset and Liability Committee

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

Board member	Position in Committee
Vittorio Corbo	Chairman
Mauricio Larraín	Vice-Chairman
Oscar von Chrismar	Second Vice-Chairman
Marco Colodro	Member
Roberto Zahler	Member
Raimundo Monge	Member

The main functions of the ALCO are:

•	Making the most important decisions regarding interest rate risk, funding, capital and liquidity levels. The main limits set and monitored by the ALCO (and measured by the Market Risk Department) are:

Risk	Measure
Sensitivity Capital
Interest rates	Sensitivity NIM
Regulatory market risk limits
Regulatory limit 30 Days
Liquidity	Regulatory limit 90 Days
Internal liquidity limit
BIS ratio
Capital	BIS ratio with market risk
BIS ratio with market and operational risk
Intergroup exposure: Derivatives, deposits, loans
Foreign exposures	Foreign assets: Derivatives, Deposits, Loans

•	Review of the Bank’s main gaps (foreign currency and inflation gap).

•	Review of the evolution of the most relevant local and international markets and monetary policies.

D.	Market Committee

The Market Committee includes the Vice-Chairman of the Board, three additional members of the Board, the Chief Executive Officer, the Manager of Global Banking and Markets, the Manager of the Treasury Division, the Manager of the Financial Management Division, the Manager of Market Risk, the Financial Controller and other senior members of management.

Board member	Position in Committee
Vittorio Corbo	Chairman
Oscar von Chrismar	Vice-Chairman
Roberto Zahler	Second Vice-Chairman
Marco Colodro	Member

The Market Committee is responsible for:

•	Establishing a strategy for the Bank’s trading portfolio.

•	Establishing the Bank’s policies, procedures and limits with respect to its trading portfolio. The Bank’s Market Risk Department measures all risks and limits and reports these to the Market Committee.

•	Reviewing the evolution of the most relevant local and international markets and monetary policies.

E.	Risk Department

All issues regarding risk in the Bank are the responsibility of the Bank’s Risk Department. The Risk Department reports to the CEO but has full independence, and no risk decisions can be made without its approval. Below is an organizational chart of the Risk Department:

1.	Credit risk

See Item 5- Selected Statistical Information-Classification of Loan Portfolio for a complete description of credit risk management.

2.	Non-financial risks

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

3.	Market Risks

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

Impact of inflation

Our assets and liabilities are denominated in Chilean pesos, Unidades de Fomento (UF) and foreign currencies. The Bank no longer recognizes inflation accounting and has eliminated price-level restatement in line with IFRS, but inflation impacts our results of operations as some loan and deposit products are contracted in UF. The UF is revalued in monthly cycles. Each day in the period beginning on the tenth day of the current month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect a proportionate amount of the change in the Chilean Consumer Price Index during the prior calendar month. One UF equaled Ch$25,629.09 at December 31, 2015, Ch$24,627.10 at December 31, 2014 and Ch$23,309.56 at December 31, 2013. High levels of inflation in Chile could adversely affect the Chilean economy and could have an adverse effect on our business, financial condition and results of operations. Negative inflation rates also negatively impact our results. Inflation measured as the annual variation of the UF was 4.1% in 2015, 5.7% in 2014 and 2.1% in 2013. There can be no assurance that Chilean inflation will not change significantly from the current level. Although we currently benefit from moderate levels of inflation, due to the current structure of our assets and liabilities (i.e., a significant portion of our loans are indexed to the inflation rate, but there are no corresponding features in deposits or other funding sources that would increase the size of our funding base), there can be no assurance that our business, financial condition and result of operations in the future will not be adversely affected by changing levels of inflation. In summary:

•	UF-denominated assets and liabilities. The effect of any changes in the nominal peso value of our UF-denominated interest earning assets and interest bearing liabilities is reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest income and expense, respectively. Our net interest income will be positively affected by an inflationary environment to the extent that our average UF-denominated interest earning assets exceed our average UF-denominated interest bearing liabilities. Our net interest income will be positively affected by deflation in any period in which our average UF-denominated interest bearing liabilities exceed our average UF-denominated interest earning assets. Our net interest income will be negatively affected in a deflationary environment if our average UF-denominated interest earning assets exceed our average UF-denominated interest bearing liabilities.

•	Inflation and interest rate hedge. A key component of our asset and liability policy is the management of interest rate risk. The Bank’s assets generally have a longer maturity than our liabilities. As the Bank’s mortgage portfolio grows, the maturity gap tends to rise as these loans, which are contracted in UF, have a longer maturity than the average maturity of our funding base. As most of our long term financial instruments and mortgage loans are contracted in UF and most of our deposits are in nominal pesos, the rise in mortgage lending increases the Bank’s exposure to inflation and to interest rate risk. The size of this gap is limited by internal and regulatory guidelines in order to avoid excessive potential losses due to strong shifts in interest rates. In order to keep this duration gap below regulatory limits, the Bank issues long term bonds denominated in UF or interest rate swaps. The financial cost of the bonds and the efficient part of these hedges is recorded as net interest income. In 2015, the loss from the swaps taken in order to hedge mainly for inflation and interest rate risk and included in net interest income totaled a loss of Ch$107,867 million compared to a loss of Ch$130,254 million in 2014 and a loss of Ch$67,239 million in 2013. The average gap between our interest earnings assets and total liabilities linked to the inflation, including hedging was Ch$3,358,707 million in 2015, Ch$4,168,678 million in 2014 and Ch$3,581,959 million in 2013.

•	The financial impact of the gap between our interest earning assets and liabilities denominated in UFs including hedges was Ch$130,666 million in 2015, Ch$229,946 million in 2014 and Ch$71,842 million in 2013. The lower gain in 2015 can be explained by the lower UF inflation in 2015 compared to 2014 and a lower UF gap in 2015.

	As of December 31,			% Change	% Change
Impact of inflation on net interest income	2015	2014	2013	2015/2014	2014/2013
	(In millions of Ch$)
Results from UF GAP (1)	130,666	229,946	71,842	(43.2%)	220.1%
Annual UF inflation	4.1%	5.7%	2.1%

(1)	UF GAP is net interest income from asset and liabilities denominated in UFs and include the results from hedging the size of this gap via interest rate swaps.

•	Peso-denominated assets and liabilities. Interest rates prevailing in Chile during any period primarily reflect the inflation rate during the period and the expectations of future inflation. The sensitivity of our peso-denominated interest earning assets and interest bearing liabilities to changes to such prevailing rates varies. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Interest Rates.” We maintain a substantial amount of non-interest bearing peso-denominated demand deposits. Because such deposits are not sensitive to inflation, any decline in the rate of inflation would adversely affect our net interest margin on inflation indexed assets funded with such deposits, and any increase in the rate of inflation would increase the net interest margin on such assets. The ratio of the average of such demand deposits and average shareholder’s equity to average interest-earning assets was 29.9%, 30.2%, and 30.0% for the years ended December 31, 2015, 2014 and 2013, respectively.

Interest rate sensitivity

Interest rates earned and paid on our assets and liabilities reflect, to a certain degree, inflation, expectations regarding inflation, changes in short term interest rates set by the Central Bank and movements in long term real rates. The Central Bank manages short term interest rates based on its objectives of balancing low inflation and economic growth. Because our liabilities are generally re-priced sooner than our assets, changes in the rate of inflation or short term rates in the economy are reflected in the rates of interest paid by us on our liabilities before such changes are reflected in the rates of interest earned by us on our assets. Therefore, when short term interest rates fall, our net interest margin is positively impacted, but when short term rates increase, our interest margin is negatively affected. At the same time, our net interest margin tends to be adversely affected in the short term by a decrease in inflation rates since generally our UF-denominated assets exceed our UF-denominated liabilities. (See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Impact of Inflation—Peso-denominated assets and liabilities”). An increase in long term rates has a positive effect on our net interest margin, because our interest earning assets generally have longer terms than our interest bearing liabilities. In addition, because our peso-denominated liabilities have relatively short re-pricing periods, they are generally more responsive to changes in inflation or short term rates than our UF-denominated liabilities. As a result, during periods when current inflation or expected inflation exceeds the previous period’s inflation, customers often switch funds from UF-denominated deposits to peso-denominated deposits, which generally bear higher interest rates, thereby adversely affecting our net interest margin.

As of December 31, 2015, the breakdown of maturities of assets and liabilities is as follows:

As of December 31, 2015	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Subtotal up to 1 year	Between 1 and 5 years	More than 5 years	Subtotal More than 1 year	Total
Assets
Cash and deposits in banks	1,677,076	387,730	-	-	2,064,806	-	-	-	2,064,806
Cash items in process of collection	724,521	-	-	-	724,521	-	-	-	724,521
Trading investments	-	126,248	21,364	264	147,876	87,735	88,660	176,395	324,271
Investments under resale agreements	-	2,463	-	-	2,463	-	-	-	2,463
Financial derivative contracts	-	158,843	213,335	407,854	780,032	1,191,866	1,234,028	2,425,894	3,205,926
Interbank loans (*)	9,371	-	1,506	-	10,877	-	-	-	10,877
Loans and accounts receivables from customers (**)	664,164	2,401,995	2,178,424	4,027,990	9,272,573	7,498,802	8,518,505	16,017,307	25,289,880
Available for sale investments	-	480,801	72,217	243,241	796,259	517,655	730,497	1,248,152	2,044,411
Guarantee deposits (threshold)	649,325	-	-	-	649,325	-	-	-	649,325
Total assets	3,724,457	3,558,080	2,486,846	4,679,349	14,448,732	9,296,058	10,571,690	19,867,748	34,316,480
Liabilities
Deposits and other demand liabilities	7,356,121	-	-	-	7,356,121	-	-	-	7,356,121
Cash items in process of being cleared	462,157	-	-	-	462,157	-	-	-	462,157
Obligations under repurchase agreements	-	143,689	-	-	143,689	-	-	-	143,689
Time deposits and other time liabilities	114,341	5,707,940	3,210,947	2,853,761	11,886,989	238,933	56,845	295,778	12,182,767
Financial derivative contracts	-	126,643	190,409	380,158	697,210	1,016,731	1,148,665	2,165,396	2,862,606
Interbank borrowings	27,323	7,946	148,509	684,819	868,597	438,977	-	438,977	1,307,574
Issued debt instruments	1,953	440,500	155,821	213,928	812,202	2,764,082	2,380,811	5,144,893	5,957,095
Other financial liabilities	129,358	3,142	558	3,114	136,172	68,027	16,328	84,355	220,527
Guarantees received (threshold)	819,331	-	-	-	819,331	-	-	-	819,331
Total liabilities	8,910,584	6,429,860	3,706,244	4,135,780	23,182,468	4,526,750	3,602,649	8,129,399	31,311,867

(*)	Interbank loans are presented on a gross basis. The amount of allowance is Ch$1,166 million.

(**)	Loans and accounts receivables from customers are presented on a gross basis. Provisions amounts according to type of loan are detailed as follows: Commercial loans Ch$431,201 million, Mortgage loans Ch$62,427 million, and Consumer loans Ch$267,507 million.

The following table sets forth our average daily balance of liabilities for the years ended December 31, 2015, 2014 and 2013, in each case together with the related average nominal interest rates paid thereon.

	2015			2014			2013
	Average Balance	% of Total Average Liabilities	Average Nominal Rate	Average Balance	% of Total Average Liabilities	Average Nominal Rate	Average Balance	% of Total Average Liabilities	Average Nominal Rate
	(millions of Ch$, except percentages)
Interest-bearing liabilities
Savings accounts	114,330	0.3%	3.4%	108,185	0.3%	5.0%	103,760	0.4%	1.9%
Time deposits	12,685,504	36.7%	3.2%	11,952,994	36.6%	3.4%	9,949,401	36.8%	4.5%
Central Bank borrowings	4,891	-%	1.0%	6,906	0.0%	0.2%	221	0.0%	6.3%
Repurchase agreements	228,050	0.7%	3.1%	413,263	1.3%	2.0%	266,883	1.0%	5.6%
Mortgage finance bonds	63,061	0.2%	10.2%	81,805	0.2%	11.9%	102,778	0.4%	8.0%
Other interest bearing liabilities	7,500,408	21.7%	5.5%	6,865,084	21.0%	6.9%	6,850,953	25.3%	4.7%
Subtotal interest-bearing liabilities	20,596,244	59.6%	4.0%	19,428,237	59.4%	4.6%	17,273,996	63.9%	4.6%

Non-interest bearing liabilities
Non-interest bearing deposits	5,719,889	16.6%		5,386,272	16.5%		4,620,849	17.1%
Derivatives	2,958,942	8.6%		2,719,386	8.3%		1,467,723	5.4%
Other non-interest bearing liabilities	2,454,037	7.1%		2,501,651	7.6%		1,325,975	4.9%
Shareholders’ equity	2,816,116	8.2%		2,689,037	8.2%		2,349,448	8.7%
Subtotal non-interest bearing liabilities	13,948,984	40.4%		13,296,346	40.6%		9,763,995	36.1%
Total liabilities	34,545,228	100.0%		32,724,383	100.0%		27,037,991	100.0%

Foreign exchange fluctuations

The Chilean government’s economic policies and any future changes in the value of the Chilean peso against the U.S. dollar could adversely affect our financial condition and results of operations. The Chilean peso has been subject to significant devaluation in the past and may be subject to significant fluctuations in the future. The Central Bank exchange rate depreciated 16.5% in 2015. See “Item 3. Key Information—A. Selected Financial Data—Exchange Rates.”

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

Our current strategy is not to maintain a significant difference between the balances of our assets and liabilities in foreign currencies. In 2015, 2014 and 2013, the Bank’s spot position in foreign currency held more liabilities than assets in foreign currencies, mainly U.S. dollars as a result of an ample supply of U.S.$ deposits from companies that receive export revenues, foreign correspondent bank loans and bonds issued abroad. This difference is usually hedged using forwards and cross-currency swaps. In general, the Bank is not permitted, due to guidelines set by the ALCO, to open a meaningful gap in foreign currency. Therefore, all foreign currency risk is included in the trading portfolio and is measured using VaR. The translation gain or loss over assets and liabilities (excluding derivatives held for trading) is included as foreign exchange transactions in the income statement. The translation and mark-to-market of foreign currency derivatives held for trading is recognized as a gain or loss in the net results from mark-to-market and trading.

As of December 31, 2015, the net difference between assets and liabilities in foreign currency was a net asset position of U.S.$81.4 million. The average gap, be it a net asset or liability position in foreign currency, in 2015 was U.S.$42 million. Both figures include derivatives used to hedge foreign currency risk. Below is a graph that illustrates the net daily foreign currency position in 2015.

We also set an absolute limit on the size of Santander-Chile’s consolidated net foreign currency trading position, which is equivalent to the maximum differential allowed between assets and liabilities in foreign currencies, including hedging of this gap. The limit on the size of the net foreign currency position is determined by the Market Committee and is calculated and monitored by the Market Risk Department. At December 31, 2015, this was equal to U.S.$200 million. This limit in various other currencies is as follows:

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

The Bank relies on demand deposits from Retail, Middle-Market and Corporates, obligations to banks, debt instruments, and time deposits as its main sources of funding. Although most obligations to banks, debt instruments and time deposits mature in over a year, customer (retail) and institutional deposits tend to have shorter maturities and a large proportion of them are payable within 90 days. The short–term nature of these deposits increases the

Bank’s liquidity risk, and hence, the Bank actively manages this risk by continual supervision of the market trends and price management.

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

	December 31, 2015	December 31, 2014
	Ch$ million
Balance as of:
Financial investments for trading	324,271	774,815
Available for sale investments	2,044,411	1,651,598
Encumbered assets (net) (1)	(77,647)	(112,015)
Net cash (2)	(315,415)	14,774
Net interbank deposits (3)	1,683,208	890,274
Total liquidity portfolio	3,658,829	3,219,446

	December 31, 2015	December 31, 2014
	Ch$ million
Average balance as of:
Financial investments for trading	405,352	571,479
Available for sale investments	1,902,050	1,673,423
Encumbered assets (net) (1)	(74,664)	(97,712)
Net cash (2)	(244,186)	(50,554)
Net interbank deposits (3)	1,197,325	788,958
Total liquidity portfolio	3,185,876	2,885,594

(1)	Assets encumbered through repurchase agreements are deducted from the liquidity portfolio

(2)	Total cash minus reserve requirement of the Central Bank

(3)	Includes overnight deposits in the Central Bank, domestic banks and foreign banks

The Central Bank also requires us to comply with the following liquidity limits:

•	The sum of the liabilities with a maturity of less than 30 days may not exceed the sum of the assets with a maturity of less than 30 days by an amount greater than our capital. This limit must be calculated in local currency and foreign currencies together as one gap. At December 31, 2015 the percentage of (i) our liabilities with a maturity of less than 30 days in excess of our assets with a maturity of less than 30 days to (ii) our capital and reserves was 41%.

•	The sum of the liabilities in foreign currency with a maturity of less than 30 days may not exceed the sum of the assets in foreign currency with a maturity of less than 30 days by more than an amount greater than our capital. At December 31, 2015 the percentage of (i) our liabilities with a maturity of less than 30 days in foreign currency in excess of our assets in foreign currency with a maturity of less than 30 days to (ii) our capital and reserves was 0%, as the Bank had more foreign currency assets than liabilities for the calculation of this limit.

•	The sum of the liabilities with a maturity of less than 90 days may not exceed the sum of the assets with a maturity of less than 90 days by more than 2 times our capital. This limit must be calculated in local currency and foreign currencies together as one gap. At December 31, 2015 the percentage of (i) our liabilities with a maturity of less than 90 days in excess of our assets with a maturity of less than 90 days to (ii) our capital and reserves was 46%.

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

In the first half of 2016, banks must report these ratios to the Central Bank and the SBIF. The evolution of these indicators will be monitored for a 12 month period and further adjustments could be made. The final limits and results should begin to be published in 2017. The initial limits banks must meet to meet in order to comply with these new ratios have not been published yet. For this reason, and even though the Bank has advanced liquidity management models, we cannot assure that the implementation of these models will not have a material effect on our business.

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

We do not calculate three separate VaRs. We calculate a single VaR for the entire trading portfolio, which in addition is segregated by risk type. The VaR software performs a historical simulation and calculates a Profit and Loss Statement (P&L) for 520 data points (days) for each risk factor (fixed income, foreign currency and variable income.) The P&L of each risk factor is added together and a consolidated VaR is calculated with 520 points or days of data. At the same time a VaR is calculated for each risk factor based on the individual P&L calculated for each individual risk factor . Furthermore, a weighted VaR is calculated in the manner described above, but which gives a greater weighting to the 30 most recent data points. The larger of the two VaRs is the one that is reported. In 2015, 2014 and 2013, we used the same VaR model and there has been no change in methodology or assumptions for subsequent periods.

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

At no time in 2015, 2014 and 2013 did the Bank exceed the VaR limits in respect of the three components which comprise the trading portfolio: fixed–income investments, variable–income investments and foreign currency investments. We perform back-testing daily and generally find that trading losses exceed our VaR estimate approximately one out of every 100 trading days. At the same time, we set a limit to the maximum VaR that we are willing to accept over our trading portfolio. In 2015, the Bank remained within the maximum limit it had set for VaR, including those instances in which the actual VaR exceeded the estimate.

The high, low, and average levels for each component and each year below were as follows:

Consolidated	2015	2014	2013
	(in millions of U.S.$)
VaR:
High	3.61	3.77	3.48
Low	0.62	1.06	1.06
Average	1.38	1.91	1.72
Fixed–income investments:
High	3.13	3.99	2.39
Low	0.61	1.06	0.97
Average	1.23	1.78	1.57
Variable–income investments:
High	0.19	0.15	0.19
Low	0.00	0.00	0.00
Average	0.00	0.00	0.00
Foreign currency investments:
High	3.43	2.39	3.20
Low	0.04	0.06	0.06
Average	0.64	0.58	0.69

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

Limitations of the sensitivity models

The most important assumption is the use of a 100 basis point change in the yield curve (57 basis points for the real rates). The Bank uses a 100 basis point change because sudden changes of that magnitude are considered realistic. The Santander Spain Global Risk Department has established comparable limits by country, to be able to compare, monitor and consolidate the market risk by country in a realistic and orderly way. In addition, the sensitivity simulation methodology should be interpreted with consideration for the following limitations:

•	The simulation of scenarios assumes that the volumes remain in the Bank’s Consolidated General Balance Sheet and are always renewed at maturity, thereby omitting the fact that certain credit risk and prepayment considerations may affect the maturity of certain positions.

•	This model assumes an identical change along the entire length of the yield curve and takes no account of the different movements for different maturities.

•	The model takes no account of the sensitivity of volumes which results from interest rate changes.

•	The limits to losses of budgeted financial income are calculated on the basis of the financial income foreseen for the year, which may not be actually earned, meaning that the real percentage of financial income at risk may be higher than the expected one.

Market Risk – Financial management portfolio – December 31, 2015, 2014 and 2013

	2015		2014		2013
	Effect on net interest income	Effect on equity	Effect on net interest income	Effect on equity	Effect on net interest income	Effect on equity
Financial management portfolio – local currency (in millions of Ch$)
Loss limit	32,500	150,000	38,150	192,660	35,500	167,530
High	29,721	103,091	27,707	112,133	28,923	86,196
Low	13,882	72,104	16,904	77,231	21,129	69,729
Average	22,695	88,394	21,077	92,809	25,124	77,849
Financial management portfolio – foreign currency (in millions of U.S.$)
Loss limit	30.0	70.0	40.0	70.0	30.0	30.0
High	9.0	15.0	16.0	39.0	17.2	26.0
Low	—	5.0	—	10.0	2.1	2.3
Average	2.0	12.0	10.0	28.0	10.2	18.6
Financial management portfolio – consolidated (in millions of Ch$)
Loss limit	34,500	150,000	40,650	172,390	35,500	167,530
High	29,232	102,002	27,949	112,364	28,958	86,212
Low	14,129	70,741	17,441	77,848	21,204	69,787
Average	22,390	87,095	21,404	93,245	25,146	77,891

Market risk –Regulatory method

The following table illustrates our market risk exposure according to the Chilean regulatory method, as of December 31, 2015. This information is sent to the SBIF on a quarterly basis. Our maximum exposure to long-term interest rate fluctuations is set at 35% of regulatory capital and is approved by the board of directors.

Regulatory Market Risk	As of December 31, 2015
(Ch$ million)
Market risk of trading portfolio (EMR)
Interest rate risk of trading portfolio	154,564
Foreign currency risk of trading portfolio	25,749
Risk from interest rate options	64,487
Risk from foreign currency options	292
Total market risk of trading portfolio	245,092
10% x Risk-weighted assets	2,662,286
Subtotal	2,907,378
Limit = Regulatory Capital	3,522,970
Available margin	615,592
Non-trading portfolio market risk
Short-term interest rate risk	105,456
Inflation risk	49,464
Long-term interest rate risk	251,573
Total market risk of non-trading portfolio	406,493
Regulatory limit of exposure to short-term interest rate and inflation risk
Short-term exposure to interest rate risk	105,456
Exposure to inflation risk	49,464
Limit: 20% of (net interest income + net fee income sensitive to interest rates)	251,573
Available margin	406,493
Regulatory limit of exposure to long-term interest rate risk
Long-term exposure to interest rate risk	882,401
35% of regulatory capital	1,233,039
Available margin	350,638

Derivative activities

At December 31, 2015, 2014 and 2013, derivatives are valued at market price on the balance sheet and the net unrealized gain (loss) on derivatives is classified as a separate line item on the income statement. Notional amounts are not recorded on the balance sheet. Banks must mark to market derivatives. A derivative financial instrument held for trading purposes must be marked to market and the unrealized gain or loss recognized in the income statement. The SBIF recognizes three kinds of hedge accounting: (i) cash flow hedges, (ii) fair value hedges and (iii) hedging of foreign investments.

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

We classify some of our derivative financial instruments as being held for trading, due to the guidelines from the SBIF. However, substantially all of our derivatives are not actually used for speculative purposes or trading. We use derivatives to hedge our exposure to foreign exchange, interest rate and inflation risks. We had the following derivative financial instruments portfolio as of December 31, 2015, 2014 and 2013:

	As of December 31, 2015
	Notional amounts			Fair Value
	Up to 3 months	More than 3 months to one year	More than one year	Assets	Liabilities
	(Ch$ million)
Fair value hedge derivative instruments
Currency forwards	-	-	-	-	-
Interest rate swaps	327,955	1,184,795	630,970	5,480	6,364
Cross currency swaps	9,441	30,040	1,842,421	181,557	1,483
Call currency options	-	-	-	-	-
Call interest rate options	-	-	-	-	-
Put currency options	-	-	-	-	-
Put interest rate options	-	-	-	-	-
Interest rate future	-	-	-	-	-
Other Derivatives	-	-	-	-	-
Subtotal	337,396	1,214,835	2,473,391	187,037	7,847
Cash Flow hedge derivative instruments
Currency forwards	-	-	-	-	-
Interest rate swaps	-	-	-	-	-
Cross currency swaps	7,281,184	4,445,006	2,720,520	273,291	69,716
Call currency options	-	-	-	-	-
Call interest rate options	-	-	-	-	-
Put currency options	-	-	-	-	-
Put interest rate options	-	-	-	-	-
Interest rate future	-	-	-	-	-
Other Derivatives	-	-	-	-	-
Subtotal	7,281,184	4,445,006	2,720,520	273,291	69,716
Derivative instruments for trading
Currency forwards	18,731,575	13,328,727	3,459,386	341,236	318,416
Interest rate swaps	7,272,523	15,677,393	56,140,894	533,416	540,011
Cross currency swaps	5,881,627	5,898,094	44,921,355	1,826,977	1,883,185
Call currency options	49,067	60,380	477,057	42,325	41,451
Call interest rate options	-	-	264,473	1,148	1,253
Put currency options	48,958	52,682	-	422	684
Put interest rate options	-	-	-	-	-
Interest rate future	-	-	-	-	-
Other Derivatives	125,258	-	-	74	43
Subtotal	32,109,008	35,017,276	105,263,165	2,745,598	2,785,043
Total	39,727,588	40,677,117	110,457,076	3,205,926	2,862,606

	As of December 31, 2014
	Notional amount				Fair value
	Up to 3 months	More than 3 months to 1 year	More than 1 year	Assets	Liabilities
	Ch$mn
Fair value hedge derivatives
Currency forwards	—	—	—	—	—
Interest rate swaps	97,812	846,168	668,166	9,821	2,540
Cross currency swaps	—	193,704	694,852	110,448	7,997
Call currency options	—	—	—	—	—
Call interest rate options	—	—	—	—	—
Put currency options	—	—	—	—	—
Put interest rate options	—	—	—	—	—
Interest rate futures	—	—	—	—	—
Other derivatives	—	—	—	—	—
Subtotal	97,812	1,039,872	1,363,018	120,269	10,537
Cash flow hedge derivatives
Currency forwards	—	—	—	—	—
Interest rate swaps	—	—	—	—	—
Cross currency swaps	11,329	850,555	1,727,283	131,880	21,996
Call currency options	—	—	—	—	—
Call interest rate options	—	—	—	—	—
Put currency options	—	—	—	—	—
Put interest rate options	—	—	—	—	—
Interest rate futures	—	—	—	—	—
Other derivatives	—	—	—	—	—
Subtotal	11,329	850,555	1,727,283	131,880	21,996
Trading derivatives
Currency forwards	8,740,802	20,156,612	2,155,381	342,726	277,789
Interest rate swaps	1,675,560	16,147,587	37,838,280	518,392	485,798
Cross currency swaps	524,274	4,395,731	19,028,968	1,609,197	1,761,196
Call currency options	160,560	89,701	—	1,587	2,597
Call interest rate options	—	—	103,474	795	633
Put currency options	153,999	157,757	34,491	2,575	485
Put interest rate options	—	—	—	—	—
Interest rate futures	—	—	—	—	—
Other derivatives	258,425	—	—	142	353
Subtotal	11,513,620	40,947,388	59,160,594	2,475,414	2,528,851
Total	11,622,761	42,837,815	62,250,895	2,727,563	2,561,384

	As of December 31, 2013
	Notional amounts			Fair Value
	Within 3 months	After 3 months but within one year	After one year	Assets	Liabilities
	(Ch$ million)
Fair value hedge derivative instruments
Currency forwards	—	—	—	—	—
Interest rate swaps	—	55,000	375,599	9,951	1,009
Cross currency swaps	—	233,824	899,293	63,528	1,736
Call currency options	—	—	—	—	—
Call interest rate options	—	—	—	—	—
Put currency options	—	—	—	—	—
Put interest rate options	—	—	—	—	—
Interest rate future	—	—	—	—	—
Other Derivatives	—	—	—	—	—
Subtotal	—	288,824	1,274,892	73,479	2,745
Cash Flow hedge derivative instruments
Currency forwards	—	—	—	—	—
Interest rate swaps	—	—	—	—	—
Cross currency swaps	522,451	937,529	661,676	60,453	13,908
Call currency options	—	—	—	—	—
Call interest rate options	—	—	—	—	—
Put currency options	—	—	—	—	—
Put interest rate options	—	—	—	—	—
Interest rate future	—	—	—	—	—
Other Derivatives	—	—	—	—	—
Subtotal	522,451	937,529	661,676	60,453	13,908
Derivative instruments for trading
Currency forwards	14,972,304	9,801,554	1,749,378	198,130	188,340
Interest rate swaps	4,526,349	11,332,697	25,005,852	241,528	242,563
Cross currency swaps	1,634,855	3,927,402	14,246,746	915,099	840,718
Call currency options	443,944	42,805	5,557	1,327	2,398
Call interest rate options	—	7,031	—	—	—
Put currency options	428,638	38,450	2,936	3,831	1,108
Put interest rate options	—	—	—	—	—
Interest rate future	—	—	—	—	—
Other Derivatives	54,777	—	—	171	5
Subtotal	22,060,867	25,149,939	41,010,469	1,360,086	1,275,132
Total	22,583,318	26,376,292	42,947,037	1,494,018	1,291,785

Other subsidiaries

For VaR measurements and scenario simulations, our consolidated trading and consolidated non-trading portfolios do not consolidate the asset liability structure of the following subsidiaries:

•	Santander S.A. Corredores de Bolsa

•	Santander S.A. Sociedad Securitizadora

•	Santander Corredores de Seguros Ltda.

The balance sheets of these subsidiaries are mainly comprised of non-sensitive assets and liabilities, fixed assets and capital and in total only represent 0.4% of our total consolidated assets.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Right

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Our Depositary is The Bank of New York Mellon, with its principal executive office located at One Wall Street, New York, N.Y. 10286.

Each ADS represents the right to receive 400 shares of Common Stock without par value.

Persons depositing or withdrawing shares or ADS holders must pay:
$5.00 (or less) per 100 ADSs

Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the Deposit Agreement terminates

$.05 (or less) per ADS (or a portion thereof)	Any cash distribution to ADS holders
A fee equivalent to the fee that would be payable if securities distributed to you had been deposited with the Depositary	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the Depositary to ADS holders
$.05 (or less) per ADS (or a portion thereof) per calendar year	Depositary services
Registration and transfer fees	Transfer and registration of shares on our share register to or from the name of the Depositary or its agent when you deposit or withdraw shares
Expenses of the Depositary	Cable (including SWIFT), telex and facsimile transmissions (when expressly provided in the Deposit Agreement) Converting foreign currency to U.S. dollars
Taxes and other governmental charges the Depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary
Any other charges incurred by the Depositary or its agents for servicing the shares or other deposited securities	As necessary

The Depositary may collect any of its fees by deducting those fees from any cash distributions payable to owners, or by selling a portion of distributable property to pay the fees.  The Depositary may also collect its annual fee for Depositary services and its fees for any other charges incurred by deducting those fees from any cash distributions or by directly billing ADS holders.

The Depositary may convert currency itself or through any of its affiliates and, in those cases, acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account.  The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the Deposit Agreement and the rate that the Depositary or its affiliate receives when buying or selling foreign currency for its own account.  The Depositary makes no representation that the exchange rate used or obtained in any currency conversion under the Deposit Agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the Depositary’s obligations under the Deposit Agreement.  The methodology used to determine exchange rates used in currency conversions is available upon request.

In performing its duties under the Deposit Agreement, the Depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the Depositary and that may earn or share fees, spreads or commissions.

Direct and Indirect Payments

The Depositary has agreed to make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the Depositary or share revenue from the fees collected from ADS holders from time to time. Under certain circumstances, including termination of the program, we are required to repay to the Depositary amounts reimbursed in prior periods.

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

In 2015, the Depositary made direct payments and reimbursements to us in the gross amount of U.S. $896,604 for expenses related to investor relations of which 30% was withheld for tax purposes in the U.S. Of this total, US$836,604 was paid by JPMorgan Chase Bank, N.A., which was the Depositary until August 3, 2015, and US$60,000 was paid by The Bank of New York Mellon, which has been the Depositary since August 4, 2015.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

As of December 31, 2015, the Bank, under the supervision and with the participation of the Bank’s management, including its Disclosure Committee, the Chief Executive Officer, the Chief Financial Officer and the Financial Controller, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). There are, as described below, inherent limitations to the effectiveness of any control system, including disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

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

Based on this assessment, our management concluded that, as of December 31, 2015, our internal control over financial reporting was effective based on those criteria.

Changes in Internal Control Over Financial Reporting

There has been no change in the Bank’s internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that occurred during the period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting.

Our internal control over financial reporting as of December 31, 2015 has been audited by an independent registered public accounting firm, as stated in its report, which follows below.

Report of Independent Registered Public Accounting Firm

Deloitte Auditores y Consultores Limitada Rosario Norte 407 Las Condes, Santiago Chile Fono: (56) 227 297 000 Fax: (56) 223 749 177 deloittechile@deloitte.com www.deloitte.cl

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Banco Santander Chile

We have audited the internal control over financial reporting of Banco Santander Chile and subsidiaries (the “Bank”) as of December 31, 2015, based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Bank’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Bank’s internal control over financial reporting based on our audit.

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

In our opinion, the Bank maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the consolidated financial statements as of and for the year ended December 31, 2015 of the Bank and our report dated May 1, 2016 expressed an unqualified opinion on those financial statements and included explanatory paragraphs regarding: 1) the translation of Chilean peso amounts into U.S. dollar amounts in conformity with the basis stated in Note 1e) and that such U.S. dollar amounts are presented solely for the convenience of readers outside Chile; and 2) the 2014 and 2013 consolidated financial statements have been adjusted by the Bank to give retrospective affect to certain changes in its reporting segments.

/s/ Deloitte Auditores y Consultores Limitada

Santiago, Chile

May 1, 2016

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

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that one of the members of our Audit Committee, Mauricio Larraín, meets the requirements of an “audit committee financial expert” in accordance with SEC rules and regulations, in that he has an understanding of IFRS-IASB and financial statements, the ability to assess the general application of IFRS-IASB in connection with the accounting for estimates, accruals and reserves, experience analyzing and evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by our consolidated financial statements, an understanding of internal controls over financial reporting, and an understanding of audit committee functions. All four members of our Audit Committee have experience overseeing and assessing the performance of Santander-Chile and its consolidated subsidiaries and our external auditors with respect to the preparation, auditing and evaluation of our consolidated financial statements.

All four members of our Audit Committee are considered to be independent according to applicable NYSE criteria. Mauricio Larraín is relying on the exemption provided by Rule 10A-3(b)(1)(iv)(B), which allows an otherwise independent director to serve on both the audit committee of the issuer and the Board of Directors of an affiliate.

ITEM 16B. CODE OF ETHICS

The Bank has adopted a code of ethics that is applicable to all of the Bank’s employees and a copy is included as an exhibit hereto. We will provide to any person without charge, upon request, a copy of our code of ethics. Please email robert.moreno@santander.cl to request a copy. Our code of ethics is available on our website, which does not form part of this Annual Report on Form 20-F, at www.santander.cl under the heading “Información Corporativa”.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Amounts paid to the auditors for statutory audit and other services were as follows:

	2015	2014
	(in millions of Ch$)
Audit Fees
- Statutory audit	509	427
- Audit-related regulatory reporting	245	373
- Other audit-related fees	63	320
Tax Fees
- Compliance	-	–
- Advisory Services	264	53
Total	1,081	1,173

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

All services provided by the Bank principal auditing firm in 2015 detailed in the table above were approved by the Audit and Compliance Committee.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In 2015, neither Santander-Chile nor any of its affiliates purchased any of Santander-Chile’s equity securities.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On April 26, 2016, we announced that the board of directors selected PricewaterhouseCoopers Consultores, Auditores y Compañía Limitada to be our independent registered public accounting firm for the 2016 fiscal year. Such selection was adopted at the proposal of the audit committee in accordance with the corporate governance guidelines recommending periodic rotation of the independent registered public accounting firm, following a transparent selection process. This selection was approved by the shareholders at the annual shareholders’ meeting held on April 26, 2016. Accordingly, on April 26, 2016, Deloitte Auditores y Consultores Limitada was dismissed and was not re-elected for another term as our independent registered public accounting firm.

The report of Deloitte Auditores y Consultores Limitada on our financial statements for financial years ended December 31, 2015, 2014 and 2013 did not contain any adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles. There was no disagreement whatsoever relating to the years ended December 31, 2015, 2014, and 2013 and the period from January 1, 2016 through April 26, 2016 with Deloitte Auditores y Consultores Limitada on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of the former auditor, would have caused them to make reference to the subject matter of the disagreement in connection with their report, or any “reportable event” as described in Item 16F(a)(1)(v) of Form 20-F.

Further in the two years prior to December 31, 2015, we have not consulted with PricewaterhouseCoopers Consultores, Auditores y Compañía Limitada regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered with respect to our consolidated financial statements, and neither a report was provided to us or oral advice was provided that PricewaterhouseCoopers Consultores, Auditores y Compañía Limitada concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement as that term is used in Item 16F(a)(1)(iv) of Form 20-F or a “reportable event” as described in Item 16F(a)(1)(v) of Form 20-F.

We have provided a copy of the above statements to Deloitte Auditores y Consultores Limitada and requested that Deloitte Auditores y Consultores Limitada furnish us with a letter addressed to the SEC stating whether or not they agree with the above disclosure. A copy of that letter, dated May 2, 2016, is filed as an exhibit to this Annual Report.

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

ITEM 19. EXHIBITS

a) Index to Financial Statements

b) Index to Exhibits

Exhibit Number	Description
1A.1	Restated Articles of Incorporation of Santander-Chile (Spanish Version) (incorporated by reference to our Registration Statement on Form F-4 (Registration No. 333-100975) filed with the Commission on December 12, 2002).
1A.2	Restated Articles of Incorporation of Santander-Chile (English Version) (incorporated by reference to our Registration Statement on Form F-4 (Registration No. 333-100975) filed with the Commission on December 12, 2002).
1B.1	Amended and Restated By-Laws (estatutos) of Santander-Chile (Spanish Version) (incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2013 (File No. 1-4554) filed with the Commission on April 30, 2014).
1B.2	Amended and Restated By-Laws (estatutos) of Santander-Chile (English Version) (incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2013 (File No. 1-4554) filed with the Commission on April 30, 2014).
2A.1	Form of Amended and Restated Deposit Agreement among Banco Santander-Chile, The Bank of New York Mellon (as depositary) and Owners and Holders of American Depositary Shares (incorporated by reference to our Registration Statement on Form F-6 (Registration No. 333-205890) filed with the Commission on July 27, 2015).

Exhibit Number	Description

2A.2	English translation of the Foreign Investment Contract among Banco Santander Chile, JPMorgan Chase Bank, N.A. and the Central Bank of Chile relating to the foreign exchange treatment of an investment in ADSs.
2A.3	English translation of the Assignment of Rights under the Foreign Investment Contract from JPMorgan Chase Bank, N.A. to The Bank of New York Mellon.
2A.4	Copy of the Central Bank Chapter XXVI Regulations Related to the Acquisition of Shares in Chilean Corporations and the Issuance of Instrument on Foreign Stock Exchanges or under Other Terms and Conditions of Issue (accompanied by an English translation) (incorporated by reference to Old Santander-Chile’s Annual Report for the fiscal year ended December 31, 1996 (File No. 1-13448) filed with the Commission on June 30, 1997).
2B.1	Agreement for the Issuance of Bonds dated November 26, 1996 between Old Santander-Chile and Banco Security (accompanied by an English translation) (incorporated by reference to Old Santander-Chile’s Annual Report for the fiscal year ended December 31, 1996 (File No. 1-13448) filed with the Commission on June 30, 1997).
2B.2	Indenture dated December 9, 2004 between Santander-Chile and Deutsche Bank Trust Company Americas, as trustee, providing for issuance of securities in series (incorporated by reference to Banco Santiago’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005 (File No. 1-4554) filed with the Commission on April 12, 2006).
2B.3	Indenture dated March 16, 2001, as amended on May 30, 2003, October 22, 2004, May 3, 2005, and September 20, 2005 between Santander-Chile and Banco de Chile, as trustee, relating to issuance of UF14 million senior notes (copy to be furnished upon request).
8.1	List of Subsidiaries.
12.1	Section 302 Certification by the Chief Executive Officer.
12.2	Section 302 Certification by the Chief Financial Officer.
12.3	Section 302 Certification by the Financial Controller.
13.1	Section 906 Certification.
15.1	Letter of Deloitte Auditores y Consultores Limitada dated May 2, 2016, regarding change in our independent registered public accounting firm.

We will furnish to the Securities and Exchange Commission, upon request, copies of any unfiled instruments that define the rights of holders of long-term debt of Banco Santander-Chile.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

BANCO SANTANDER-CHILE

/s/ Cristian Florence
Name:	Cristian Florence
Title:	General Counsel

Date: May 1, 2016

CONSOLIDATED FINANCIAL STATEMENTS 2015	Banco Santander Chile

CONTENT

Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Banco Santander Chile

We have audited the accompanying consolidated statements of financial position of Banco Santander Chile and subsidiaries (the “Bank”) as of December 31, 2015, and 2014, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Bank´s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Banco Santander Chile and subsidiaries as of December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS-IASB”).

Our audits also comprehended the translation of Chilean peso amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1e) to the consolidated financial statements.  Such U.S. dollar amounts are presented solely for the convenience of readers outside Chile.

As discussed in Note 1d) and 3 to the consolidated financial statements, the accompanying 2014 and 2013 consolidated financial statements have been adjusted by the Bank to give retrospective effect to certain changes in its reporting segments.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the Bank's internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 1, 2016 expressed an unqualified opinion on the Bank’s internal control over financial reporting.

/s/Deloitte Auditores y Consultores Limitada

Santiago, Chile

May 1, 2016

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

Banco Santander Chile and Subsidiaries

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of December 31,
		2015	2015	2014
	NOTE	ThUS$	MCh$	MCh$

ASSETS
Cash and deposits in banks	4	2,917,217	2,064,806	1,608,888
Cash items in process of collection	4	1,023,624	724,521	531,373
Trading investments	5	458,139	324,271	774,815
Investments under resale agreements	6	3,480	2,463	-
Financial derivative contracts	7	4,529,424	3,205,926	2,727,563
Interbank loans, net	8	13,720	9,711	11,942
Loans and accounts receivable from customers, net	9	34,654,910	24,528,745	22,196,390
Available for sale investments	10	2,888,402	2,044,411	1,651,598
Investments in associates and other companies	11	28,693	20,309	17,914
Intangible assets	12	72,248	51,137	40,983
Property, plant, and equipment	13	340,010	240,659	211,561
Current taxes	14	-	-	2,241
Deferred taxes	14	452,850	320,527	272,118
Other assets	15	1,554,357	1,100,174	927,961
TOTAL ASSETS		48,937,074	34,637,660	30,975,347
LIABILITIES
Deposits and other demand liabilities	16	10,392,937	7,356,121	6,480,497
Cash items in process of being cleared	4	652,949	462,157	281,259
Obligations under repurchase agreements	6	203,008	143,689	392,126
Time deposits and other time liabilities	16	17,212,160	12,182,767	10,413,940
Financial derivative contracts	7	4,044,371	2,862,606	2,561,384
Interbank borrowings	17	1,847,378	1,307,574	1,231,601
Issued debt instruments	18	8,416,353	5,957,095	5,785,112
Other financial liabilities	18	311,567	220,527	205,125
Current taxes	14	25,143	17,796	1,077
Deferred taxes	14	5,519	3,906	7,631
Provisions	20	388,525	274,998	285,970
Other liabilities	21	1,477,634	1,045,869	654,557
TOTAL LIABILITIES		44,977,544	31,835,105	28,300,279
EQUITY

Attributable to the equity holders of the Bank:		3,916,889	2,772,374	2,641,985
Capital	23	1,259,258	891,303	891,303
Reserves	23	2,158,651	1,527,893	1,307,761
Valuation adjustments	23	1,820	1,288	25,600
Retained earnings		497,160	351,890	417,321
Retained earnings from prior years		53,635	37,963	18,384
Income for the year		633,606	448,466	569,910
Minus: Provision for mandatory dividends	23	(190,081)	(134,539)	(170,973)
Non-controlling interest	24	42,641	30,181	33,083
TOTAL EQUITY		3,959,530	2,802,555	2,675,068

TOTAL LIABILITIES AND EQUITY		48,937,074	34,637,660	30,975,347

Banco Santander Chile and Subsidiaries

CONSOLIDATED STATEMENTS OF INCOME

For the years ended

		December 31,
		2015	2015	2014	2013
	NOTE	ThUS$	MCh$	MCh$	MCh$

OPERATING INCOME

Interest income	25	2,947,143	2,085,988	2,227,018	1,871,204
Interest expense	25	(1,173,752)	(830,782)	(909,914)	(794,442)

Net interest income		1,773,391	1,255,206	1,317,104	1,076,762

Fee and commission income	26	569,229	402,900	366,729	346,120
Fee and commission expense	26	(233,502)	(165,273)	(139,446)	(116,284)

Net fee and commission income		335,727	237,627	227,283	229,836

Net income (expense) from financial operations	27	(646,930)	(457,897)	(159,647)	(20,289)
Net foreign exchange gain (loss)	28	852,495	603,396	272,212	144,726
Other operating income	33	9,097	6,439	6,545	88,155

Net operating profit before provision for loan losses		2,323,780	1,644,771	1,663,497	1,519,190

Provision for loan losses	29	(564,110)	(399,277)	(354,903)	(371,462)

NET OPERATING PROFIT		1,759,670	1,245,494	1,308,594	1,147,728

Personnel salaries and expenses	30	(546,854)	(387,063)	(338,888)	(308,344)
Administrative expenses	31	(311,572)	(220,531)	(205,149)	(188,191)
Depreciation and amortization	32	(75,747)	(53,614)	(44,172)	(61,074)
Impairment of property, plant, and equipment	32	(30)	(21)	(36,664)	(244)
Other operating expenses	33	(82,974)	(58,729)	(58,946)	(52,338)

Total operating expenses		(1,017,177)	(719,958)	(683,819)	(610,191)

OPERATING INCOME		742,493	525,536	624,775	537,537

Income from investments in associates and other companies	11	3,656	2,588	2,165	1,422

Income before tax		746,149	528,124	626,940	538,959

Income tax expense	14	(107,933)	(76,395)	(51,050)	(94,530)

NET INCOME FOR THE YEAR		638,216	451,729	575,890	444,429

Attributable to:
Equity holders of the Bank		633,606	448,466	569,910	442,294
Non-controlling interest	24	4,610	3,263	5,980	2,135

Earnings per share attributable to Equity holders of the Bank:
Basic earnings	23	3.363	2.380	3.024	2.347
Diluted earnings	23	3.363	2.380	3.024	2.347

Banco Santander Chile and Subsidiaries

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended

		December 31,
		2015	2015	2014	2013
	NOTE	ThUS$	MCh$	MCh$	MCh$

NET INCOME FOR THE YEAR		638,216	451,729	575,890	444,429

OTHER COMPREHENSIVE INCOME ITEMS WHICH MAY BE RECLASSIFIED SUBSEQUENTLY TO PROFIT OR LOSS

Available for sale investments	10	(40,657)	(28,777)	20,844	10,857
Cash flow hedge	23	(2,966)	(2,099)	18,982	(13,572)

Other comprehensive income items which may be reclassified subsequently to profit or loss, before tax		(43,623)	(30,876)	39,826	(2,715)

Income tax related to items which may be reclassified subsequently to profit or loss	14	9,130	6,462	(8,289)	543

Other comprehensive income items which may be reclassified subsequently to profit or loss, net of tax		(34,493)	(24,414)	31,537	(2,172)
OTHER COMPREHENSIVE INCOME THAT WILL NOT BE RECLASSIFIED SUBSEQUENTLY TO PROFIT OR LOSS		-	-	-	-
TOTAL COMPREHENSIVE INCOME FOR THE YEAR		603,723	427,315	607,427	442,257

Attributable to:
Equity holders of the Bank		599,257	424,154	601,474	440,111
Non-controlling interests	24	4,466	3,161	5,953	2,146

Banco Santander Chile and Subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended December 31, 2015, 2014 and 2013

		RESERVES		VALUATION ADJUSTMENTS			RETAINED EARNINGS
	Capital	Reserves and other retained earnings	Effects of merger of companies under common control	Available for sale investments	Cash flow hedge	Income tax effects	Retained earnings of prior years	Income for the year	Provision for mandatory dividends	Total attributable to equity holders of the Bank	Non-controlling interest	Total Equity
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Equity as of December 31, 2012	891,303	977,684	(2,224)	(10,041)	5,315	945	49,490	356,808	(107,044)	2,162,236	34,265	2,196,501
Distribution of income from previous period	-	-	-	-	-	-	356,808	(356,808)	-	-	-	-
Equity as of January 1, 2013	891,303	977,684	(2,224)	(10,041)	5,315	945	406,298	-	(107,044)	2,162,236	34,265	2,196,501
Own shares transactions (1)	-	29	-	-	-	-	-	-	-	29	-	29
Dividends distributions/ withdrawals made	-	-	-	-	-	-	(232,780)	-	107,044	(125,736)	(7,907)	(133,643)
Transfer of retained earnings to reserves	-	155,502	-	-	-	-	(155,502)	-	-	-	-	-
Provision for mandatory dividends	-	-	-	-	-	-	-	-	(132,688)	(132,688)	-	(132,688)
Subtotal	-	155,531	-	-	-	-	(388,282)	-	(25,644)	(258,395)	(7,907)	(266,302)
Other comprehensive income	-	-	-	10,843	(13,572)	546	-	-	-	(2,183)	11	(2,172)
Income for the year	-	-	-	-	-	-	-	442,294	-	442,294	2,135	444,429
Subtotal	-	-	-	10,843	(13,572)	546	-	442,294	-	440,111	2,146	442,257
Equity as of December 31, 2013	891,303	1,133,215	(2,224)	802	(8,257)	1,491	18,016	442,294	(132,688)	2,343,952	28,504	2,372,456
Distribution of income from previous period	-	-	-	-	-	-	442,294	(442,294)	-	-	-	-
Equity as of January 1, 2014	891,303	1,133,215	(2,224)	802	(8,257)	1,491	460,310	-	(132,688)	2,343,952	28,504	2,372,456
Increase or decrease of capital and reserves	-	-	-	-	-	-	-	-	-	-	(1,374)	(1,374)
Own shares transactions	-	-	-	-	-	-	-	-	-	-	-	-
Dividends distributions/ withdrawals made	-	-	-	-	-	-	(265,156)	-	132,688	(132,468)	-	(132,468)
Transfer of retained earnings to reserves	-	176,770	-	-	-	-	(176,770)	-	-	-	-	-
Provision for mandatory dividends	-	-	-	-	-	-	-	-	(170,973)	(170,973)	-	(170,973)
Subtotal	-	176,770	-	-	-	-	(441,926)	-	(38,285)	(303,441)	(1,374)	(304,815)
Other comprehensive income	-	-	-	20,878	18,982	(8,296)	-	-	-	31,564	(27)	31,537
Income for the year	-	-	-	-	-	-	-	569,910	-	569,910	5,980	575,890
Subtotal	-	-	-	20,878	18,982	(8,296)	-	569,910	-	601,474	5,953	607,427
Equity as of December 31, 2014	891,303	1,309,985	(2,224)	21,680	10,725	(6,805)	18,384	569,910	(170,973)	2,641,985	33,083	2.675,068
Distribution of income from previous period	-	-	-	-	-	-	569,910	(569,910)	-	-	-	-
Equity as of January 1, 2015	891,303	1,309,985	(2,224)	21,680	10,725	(6,805)	588,294	-	(170,973)	2,641,985	33,083	2.675,068
Increase or decrease of capital and reserves	-	-	-	-	-	-	-	-	-	-	-	-
Own shares transactions	-	-	-	-	-	-	-	-	-	-	-	-
Dividends distributions/ withdrawals made	-	-	-	-	-	-	(330,199)	-	170,973	(159,226)	-	(159,226)
Transfer of retained earnings to reserves	-	220,132	-	-	-	-	(220,132)	-	-	-	(6,063)	(6,063)
Provision for mandatory dividends	-	-	-	-	-	-	-	-	(134,539)	(134,539)	-	(134,539)
Subtotal	-	220,132	-	-	-	-	(550,331)	-	36,434	(293,765)	(6,063)	(299,828)
Other comprehensive income	-	-	-	(28,645)	(2,099)	6,432	-	-	-	(24,312)	(102)	(24,414)
Income for the year	-	-	-	-	-	-	-	448,466	-	448,466	3,263	451,729
Subtotal	-	-	-	(28,645)	(2,099)	6,432	-	448,466	-	424,154	3,161	427,315
Equity as of December 31, 2015	891,303	1,530,117	(2,224)	(6,965)	8,626	(373)	37,963	448,466	(134,539)	2,772,374	30,181	2,802,555
(1)	Corresponds to the profit on sale of own shares received in lieu of payment, see Note 23- Equity

Banco Santander Chile and Subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended December 31, 2015, 2014 and 2013

Period	Total attributable to equity holders of the Bank	Allocated to reserves	Allocated to dividends	Percentage distributed	Number of shares	Dividend per share (in pesos)
	MCh$	MCh$	MCh$	%

Year 2014 (Shareholders Meeting April 2015)	550,331	220,132	330,199	60	188,446,126,794	1.752

Year 2013 (Shareholders Meeting April 2014)	441,926	176,770	265,156	60	188,446,126,794	1.407

Banco Santander Chile and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended

			December 31,
		2015	2015	2014	2013
	NOTE	ThUS$	MCh$	MCh$	MCh$

A - CASH FLOWS FROM OPERATING ACTIVITIES
CONSOLIDATED INCOME BEFORE TAX		746,149	528,124	626,940	538,959
Debits (credits) to income that do not represent cash flows		(1,310,527)	(927,591)	(1,022,091)	(905,251)
Depreciation and amortization	32	75,747	53,614	44,127	61,074
Impairment of property, plant, and equipment	32	30	21	36,664	244
Provision for loan losses	29	660,380	467,417	413,880	426,746
Mark to market of trading investments		(4,240)	(3,001)	(11,285)	(13,711)
Income from investments in associates and other companies	11	(3,656)	(2,588)	(2,165)	(1,422)
Net gain on sale of assets received in lieu of payment	33	(3,468)	(2,455)	(2,811)	(6,571)
Provision on assets received in lieu of payment	33	11,024	7,803	1,577	2,363
Net gain on sale of investments in associates and other companies	33	-	-	-	(78,122)
Net gain on sale of property, plant and equipment	33	(538)	(381)	(687)	(176)
Net interest income	25	(1,773,391)	(1,255,206)	(1,317,104)	(1,076,762)
Net fee and commission income	26	(335,726)	(237,627)	(227,283)	(229,836)
Debits (credits) to income that do not represent cash flows		127,838	90,484	115,240	38,580
Changes in deferred taxes	14	(65,527)	(45,672)	(72,244)	(27,658)
Increase/decrease in operating assets and liabilities		1,536,117	1,087,263	677,574	1,011,458
(Increase) of loans and accounts receivables from customers, net		(2,944,128)	(2,083,854)	(1,674,156)	(1,978,593)
(Increase) decrease of financial investments		(81,564)	(57,731)	(437,853)	175,886
Decrease (increase) due to resale agreements (assets)		3,480	2,463	17,469	(10,476)
Decrease (increase) of interbank loans		(1,493)	(1,057)	113,477	(34,868)
Decrease of assets received or awarded in lieu of payment		5,873	4,157	4,431	4,515
Increase of debits in customers checking accounts		1,052,364	744,863	727,604	397,383
Increase of time deposits and other time liabilities		2,499,049	1,768,827	738,668	563,059
Increase (decrease) of obligations with domestic banks		(93,255)	(66,006)	65,506	500
Increase of other demand liabilities or time obligations		184,746	130,763	132,130	253,361
Increase (decrease) of obligations with foreign banks		200,719	142,069	(516,156)	244,051
(Decrease) of obligations with Central Bank of Chile		(127)	(90)	(126)	(177)
(Decrease) increase of obligations under repurchase agreements		(350,999)	(248,437)	183,154	(95,145)
Increase (decrease) in other financial liabilities		21,760	15,402	15,344	(2,830)
Net increase of other assets and liabilities		(1,816,978)	(1,286,057)	(805,865)	(430,434)
Redemption of letters of credit		(37,751)	(26,720)	(29,668)	(40,231)
Mortgage bond issuance		-	-	36,941	70,339
Senior bond issuances		1,241,013	878,389	1,196,273	664,422
Redemption of mortgage bonds and payments of interest		(7,549)	(5,343)	(4,195)	-
Redemption of senior bonds and payments of interest		(327,737)	(231,972)	(574,507)	(190,719)
Issuance of subordinated bonds		-	-	-	141,043
Redemption of subordinated bonds and payments of interest		(14,689)	(10,397)	(8,886)	(31,299)
Interest received		2,957,089	2,093,028	2,235,437	1,905,532
Interest paid		(1,181,893)	(836,544)	(913,800)	(729,942)
Dividends received from investments in other companies	11	393	278	119	775
Fees and commissions received	26	569,229	402,900	366,729	346,120
Fees and commissions paid	26	(233,502)	(165,273)	(139,446)	(116,284)
Income tax	14	(107,933)	(76,395)	(51,050)	(94,530)
Total cash flow provided by (used in) operating activities		971,739	687,796	282,423	645,166

Banco Santander Chile and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended

		December 31,
		2015	2015	2014	2013
	NOTE	ThUS$	MCh$	MCh$	MCh$

B - CASH FLOWS FROM INVESTMENT ACTIVITIES:
Purchases of property, plant, and equipment	13	(91,991)	(65,111)	(59,088)	(40,789)
Sales of property, plant, and equipment	13	171	121	172	348
Purchases of investments in associates and other companies	11	(427)	(302)	(6,313)	(1,440)
Sales of investments in associates and other companies	11	-	-	-	90,281
Purchases of intangible assets	12	(38,956)	(27,573)	(27,437)	(18,400)
Total cash flow (used in) provided by investment activities		(131,203)	(92,865)	(92,666)	30,000

C - CASH FLOW FROM FINANCING ACTIVITIES:
From shareholders’ financing activities		(466,515)	(330,199)	(265,156)	(232,780)
Dividends paid		(466,515)	(330,199)	(265,156)	(232,780)
From non-controlling interest financing activities		-	-	-	(7,907)
Dividends and/or withdrawals paid		-	-	-	(7,907)
Total cash flow used in financing activities		(466,515)	(330,199)	(265,156)	(240,687)

D – NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS DURING THE YEAR		374,021	264,732	(75,399)	434,479

E – EFFECTS OF FOREIGN EXCHANGE RATE FLUCTUATIONS		287,420	203,436	34,893	(20,699)

F - INITIAL BALANCE OF CASH AND CASH EQUIVALENTS		2,626,451	1,859,002	1,899,508	1,485,728

FINAL BALANCE OF CASH AND CASH EQUIVALENTS	4	3,287,892	2,327,170	1,859,002	1,899,508

		December 31,
Reconciliation of provisions for the Consolidated Statement of Cash Flow for the year ended		2015	2015	2014	2013
		ThUS$	MCh$	MCh$	MCh$

Provision for loan losses for cash flow purposes	29	660,380	467,417	413,880	426,746
Recovery of loans previously charged off	29	(96,270)	(68,140)	(58,977)	(55,284)
Provision for loan losses – net		564,110	399,277	354,903	371,462

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

Banco Santander Spain controls Banco Santander-Chile through its holdings in Teatinos Siglo XXI Inversiones Ltda. and Santander-Chile Holding S.A., which are controlled subsidiaries of Banco Santander Spain. As of December 31, 2015 Banco Santander Spain owns or controls directly and indirectly 99.5% of Santander-Chile Holding S.A. and 100% of Teatinos Siglo XXI Inversiones Ltda. This gives Banco Santander Spain control over 67.18% of the Bank’s shares.

a)	Basis of preparation

These Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) (hereinafter referred to as IFRS).

For purposes of these financial statements we use certain terms and conventions. References to “US$”, “U.S. dollars” and “dollars” are to United States dollars, references to “EUR” are to European Economic Community Euro, references to “CNY” are to Chinese Yuan, references to “CHF” are to Swiss franc, references to “Chilean pesos”, “pesos” or “Ch$” are to Chilean pesos, and references to “UF” are to Unidades de Fomento. The UF is an inflation-indexed Chilean monetary unit with a value in Chilean pesos that changes daily to reflect changes in the official Consumer Price Index (“CPI”) of the Instituto Nacional de Estadísticas (the Chilean National Institute of Statistics) for the previous month.

The UF is revalued in monthly cycles. Each day in the period beginning on the tenth day of the current month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect a proportionate amount of the change in the Chilean Consumer Price Index during the prior calendar month. One UF is equaled Ch$24,627.10 as of December 31, 2014 and Ch$25,629.09 as of December 31, 2015. In 2015, UF inflation was 4.4% compared to 4.6% in 2014. The effect of any changes in the nominal peso value of our UF-denominated interest earning assets and interest bearing liabilities is reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest income and expense, respectively.

The Notes to the Consolidated Financial Statements contain additional information to support the figures submitted in the Consolidated Statement of Financial Position, Consolidated Statement of Income, Consolidated Statement of Comprehensive Income, Consolidated Statement of Changes in Equity and Consolidated Statement of Cash Flows for the period.

b)	Basis of preparation for the Consolidated Financial Statements

The Consolidated Financial Statements as of December 31, 2015, 2014 and 2013, incorporate the financial statements of the entities over which the Bank has control (including structured entities); and includes the adjustments, reclassifications and eliminations needed to comply with the accounting and valuation criteria established by IFRS. Control is achieved when the Bank:

I.	has power over the investee;

II.	is exposed, or has rights, to variable returns from its involvement with the investee; and

III.	has the ability to use its power to affect its returns.

The Bank reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

When the Bank has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities over the investee unilaterally. The Bank considers all relevant facts and circumstances in assessing whether or not the Bank’s voting rights in an investee are sufficient to give it power, including:

•	the size of the Bank’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders;

•	potential voting rights held by the Bank, other vote holders or other parties;

•	rights arising from other agreements; and

•	any additional facts and circumstances that indicate that the Bank has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders’ meetings.

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

Changes in the consolidated entities ownership interests in subsidiaries that do not result in a loss of control over the subsidiaries are accounted for as equity transactions. The carrying values of the Bank’s equity and the non-controlling interests’ equity are adjusted to reflect the changes to their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Bank.

In addition, third parties’ shares in the Bank’s consolidated equity are presented as “Non-controlling interests” in the Consolidated Statement of Changes in Equity. Their share in the income for the year is presented as “Attributable to non-controlling interest” in the Consolidated Statement of Income.

The following companies are considered entities controlled by the Bank and are therefore within the scope of consolidation:

i.	Entities controlled by the Bank through participation in equity

Name of the Subsidiary		Place of Incorporation and operation	Percent ownership share
			As of December 31,
			2015			2014			2013
			Direct	Indirect	Total	Direct	Indirect	Total	Direct	Indirect	Total
	Main Activity		%	%	%	%	%	%	%	%	%

Santander Corredora de Seguros Limitada	Insurance brokerage	Santiago, Chile	99.75	0.01	99.76	99.75	0.01	99.76	99.75	0.01	99.76

Santander Corredores de Bolsa Limitada(*)	Financial instruments brokerage	Santiago, Chile	50.59	0.41	51.00	50.59	0.41	51.00	50.59	0.41	51.00

Santander Agente de Valores Limitada	Securities brokerage	Santiago, Chile	99.03	-	99.03	99.03	-	99.03	99.03	-	99.03

Santander S.A. Sociedad Securitizadora	Purchase of credits and issuance of debt instruments	Santiago, Chile	99.64	-	99.64	99.64	-	99.64	99.64	-	99.64

Santander Servicios de Recaudación y Pagos Limitada (**)	Support society, making and receiving payment	Santiago, Chile	-	-	-	-	-	-	99.90	0.1	100.00

(*) On June 19, 2015, Santander Corredores de Bolsa Limitada, our stock broker company has changed its corporate structure to limited liability company. This situation was informed to SVS through an “essential fact” in accordance with the Law 18.045 articles 9° and 10°, and General Regulation (NCG) N°16 and N°30.

(**) From May 1, 2014, this entity was absorbed by the Bank, previous authorization obtained from the SBIF on March 26, 2014.

The detail of non-controlling participation on all the remaining subsidiaries can be seen in Note 24– Non-controlling interest.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

ii.	Entities controlled by the Bank through other considerations

The following companies have been consolidated based on the determination that the Bank has control as previously defined above and in accordance with IFRS 10, Consolidated Financial Statements:

-	Santander Gestión de Recaudación y Cobranza Limitada (collection services)

-	Bansa Santander S.A. (management of repossessed assets and leasing of properties)

During 2015 Multinegocios S.A. (management of sales force), Servicios Administrativos y Financieros Limitada (management of sales force) and Multiservicios de Negocios Limitada (call center) have ceased rendering sales services to the Bank and the Bank no longer controls their relevant activities. Therefore as of June 30, 2015 these entities have been excluded from the consolidation perimeter.

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

The following companies are considered “Associates” in which the Bank accounts for its participation using the equity method:

		Place of Incorporation and operation	Percentage of ownership share
			As of December 31,
			2015	2014	2013
Associates	Main activity		%	%	%
Redbanc S.A.	ATM services	Santiago, Chile	33.43	33.43	33.43
Transbank S.A.	Debit and credit card services	Santiago, Chile	25.00	25.00	25.00
Centro de Compensación Automatizado	Electronic fund transfer and compensation services	Santiago, Chile	33.33	33.33	33.33
Sociedad Interbancaria de Depósito de Valores S.A.	Delivery of securities on public offer	Santiago, Chile	29.29	29.29	29.28
Cámara Compensación de Alto Valor S.A.	Payments clearing	Santiago, Chile	14.23	14.14	14.14
Administrador Financiero del Transantiago S.A.	Administration of boarding passes to public transportation	Santiago, Chile	20.00	20.00	20.00
Sociedad Nexus S.A.	Credit card processor	Santiago, Chile	12.90	12.90	12.90
Servicios de Infraestructura de Mercado OTC S.A.	Administration of the infrastructure for the financial market of derivative instruments	Santiago, Chile	11.11	11.11	11.11

In the case of Sociedad Nexus S.A. and Cámara Compensación de Pagos Alto Valor S.A., Banco Santander Chile has a representative on the Board of Directors. As per the definition of associates, the Bank has concluded that it exerts significant influence over those entities.

Servicios de Infraestructura de Mercado OTC S.A. is considered an associate due to the Bank’s executives being actively involved in the management of the company, including the organization and structuring of this company from the point of incorporation, therefore exercising significant influence over this company. This influence is in addition to an 11.11% holding in this associate.

In the Extraordinary Shareholder meeting held in April 2015, Transbank agreed to increase its capital. Banco Santander Chile signed the contract maintaining its ownership.

In October 2015, HSBC Bank Chile sold its ownership share in Camara de Compensación de Pagos de Alto Valor S.A. to Banco Santander Chile, increasing our participation to 14.23%.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

iv.	Share or rights in other companies

Such entities represent those over which the Bank has no control or significant influences and are presented in this category. These holdings are shown at acquisition value less impairment, if any.

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

d)	Reporting segments

Operating segments with similar economic characteristics often exhibit similar long-term financial performance. Two or more segments can be combined only if aggregation is consistent with International Financial Reporting Standard 8 “Operating Segments” (IFRS 8) and the segments have similar economic characteristics and are similar in each of the following respects:

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

Operating segments that do not meet any of the quantitative threshold may be treated as segments to be reported, in which case the information must be disclosed separately if management believes it could be useful for the users of the Consolidated Financial Statements.

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

As of December 31, 2015, the Bank has recast Note 3 Reporting Segments for the two years ended December 31, 2014 and changed the related disclosures. The change in the reporting segments results from the application of new criteria starting with the financial information for 2015 that aim to reflect the Bank’s current reporting structure. The main changes to the reported segments are described in Note 3.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

e)	Functional and presentation currency

According to IAS 21 “The Effects of Changes in Foreign Exchange Rates”, the Chilean peso, which is the currency of the primary economic environment in which the Bank operates and the currency which influences its costs and revenue structure, has been defined as the Bank’s functional and presentation currency.

Accordingly, all balances and transactions denominated in currencies other than the Chilean Peso are treated as “foreign currency”.

The Bank maintains its accounting records and prepares its financial statements in Chilean pesos. The US dollar amounts disclosed in the accompanying financial statements are presented solely for the convenience of the reader as of December 31, 2015 using the observed exchange rate of Ch$707.80 per US$1.00. This translation is just a reference and in no case should be construed as accurately representing the actual amounts.

f)	Foreign currency transactions

The Bank makes transactions in amounts denominated in foreign currencies, mainly the U.S. dollar. Assets and liabilities denominated in foreign currencies, held by the Bank are translated to Chilean pesos based on the market rate published by Reuters at 1:30 p.m. representative of the month end reported; the rate used was Ch$707.80 per US$1 as of December, 2015 (Ch$608.33 per US$1 as of December, 2014).

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

ii.	Classification of financial assets for measurement purposes

Financial assets are classified into the following specified categories: financial assets trading investments at fair value through profit or loss (FVTPL), ‘held to maturity investments’, ‘available for sale investments (AFS)’ financial assets and ‘loans and accounts receivable from customers'. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition. All regular way purchases or sales of financial asset are recognized and derecognized on a trade basis. Regular way purchases or sales of financial assets require delivery of the asset within the time frame established by regulation or convention in the marketplace.

Financial assets are initially recognized at fair value plus, in the case of a financial assets not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Effective interest method

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

Financial assets FVTPL - Trading investments

Financial assets are classified as FVTPL when the financial asset is either held for trading or it is designated as at fair value through profit or loss.

A financial asset is classified as held for trading if:

·	it has been acquired principally for the purpose of selling it in the near term; or
·	on initial recognition it is part of a portfolio of identified financial instruments that the Bank manages together and has a recent actual pattern of short-term profit-taking; or
·	it is a derivative that is not designated and effective as a hedging instrument.

A financial asset other than a financial asset held for trading may be designated as FVTPL upon initial recognition if:

·	such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or
·	the financial asset forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Bank's documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or
·	it forms part of a contract containing one or more embedded derivatives, and IAS 39 permits the entire combined contract to be designated as FVTPL.

Financial assets FVTPL are stated at fair value, with any gains or losses arising on remeasurement recognised in profit or loss. The net gain or loss recognised in profit or loss incorporates any dividend or interest earned on the financial asset and is included in the ‘net income (expense) from financial operations' line item.

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

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The fair value of AFS monetary financial assets denominated in a foreign currency is determined in that foreign currency and translated as the described in f) above. The foreign exchange gains and losses that are recognised in profit or loss are determined based on the amortised cost of the monetary asset.

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

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

iv.	Classification of financial liabilities for measurement purposes

Financial liabilities are classified as either financial liabilities FVTPL or other financial liabilities.

Financial liabilities FVTPL

Financial liabilities are classified as FVTPL when the financial liability is either held for trading or it is designated as FVTPL.

A financial liability is classified as held for trading if:

·	it has been incurred principally for the purpose of repurchasing it in the near term; or
·	on initial recognition it is part of a portfolio of identified financial instruments that the Bank manages together and has a recent actual pattern of short-term profit-taking; or
·	it is a derivative that is not designated and effective as a hedging instrument.

A financial liability other than a financial liability held for trading may be designated as FVTPL upon initial recognition if:

·	such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or
·	the financial liability forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Bank's documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or
·	it forms part of a contract containing one or more embedded derivatives, and IAS 39 permits the entire combined contract to be designated as FVTPL.

Financial liabilities FVTPL are stated at fair value, with any gains or losses arising on remeasurement recognised in profit or loss. The net gain or loss recognised in profit or loss incorporates any interest paid on the financial liability and is included in the ‘net income (expense) from financial operations' line item.

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

v.	Classification of financial liabilities for presentation purposes

The financial liabilities are classified by their nature into the following line items in the consolidated statements of financial position:

-	Deposits and other on- demand liabilities: this includes all on-demand obligations except for term savings accounts, which are not considered on-demand instruments in view of their special characteristics. Obligations whose payment may be required during the period are deemed to be on-demand obligations. Operations which become callable the day after the closing date are not treated as on-demand obligations.

-	Cash items in process of being cleared: this represents domestic transactions in the process of transfer through a central domestic clearing house or international transactions which may be delayed in settlement due to timing differences, etc.

-	Obligations under repurchase agreements: this includes the balances of sales of financial instruments under securities repurchase and loan agreements. The Bank does not record as own portfolio instruments acquired under repurchase agreements.

-	Time deposits and other time liabilities: this shows the balances of deposit transactions in which a term at the end of which they become callable has been stipulated.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

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

h)	Valuation of financial instruments and recognition of fair value changes

In general, financial assets and liabilities are initially recognized at fair value which, in the absence of evidence to the contrary, is deemed to be the transaction price. Financial instruments, other than those measured at fair value through profit or loss, are initially recognized at fair value plus transaction costs. Subsequently, and at the end of each reporting period, financial instruments are measured pursuant to the following criteria:

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

All derivatives are recorded in the Consolidated Statements of Financial Position at the fair value previously described. This value is compared to the valuation as at the trade date. If the fair value is subsequently measured positive, this is recorded as an asset. If the fair value is subsequently measured negative, this is recorded as a liability. The fair value on the trade date is deemed, in the absence of evidence to the contrary, to be the transaction price. The changes in the fair value of derivatives from the trade date are recorded in “Net income (expense) from financial operations” in the Consolidated Statement of Income.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Specifically, the fair value of financial derivatives included in the portfolios of financial assets or liabilities held for trading is deemed to be their daily quoted price. If, for exceptional reasons, the quoted price cannot be determined on a given date, the fair value is determined using similar methods to those used to measure over the counter (OTC) derivatives. The fair value of OTC derivatives is the sum of the future cash flows resulting from the instrument, discounted to present value at the date of valuation (“present value” or “theoretical close”) using valuation techniques commonly used by the financial markets: “net present value” (NPV) and option pricing models, among other methods. Also, within the fair value of derivatives are included Credit Valuation Adjustment (CVA) and Debit Valuation Adjustment (DVA), all with the objective that the fair value of each instrument includes the credit risk of its counterparty and Bank´s own risk.

“Loans and accounts receivable from customers” and Held-to-maturity instrument portfolio are measured at amortized cost using the effective interest method. Amortized cost is the acquisition cost of a financial asset or liability, plus or minus, as appropriate, prepayments of principal and the cumulative amortization (recorded in the consolidated income statement) of the difference between the initial cost and the maturity amount as calculated under the effective interest method. For financial assets, amortized cost also includes any reductions for impairment or uncollectibility. For loans and accounts receivable designated as hedged items in fair value hedges, the changes in their fair value related to the risk or risks being hedged are recorded in “Net income (expense) from financial operations”.

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

In cases where price quotations cannot be observed in available markets, the Bank’s management determines a best estimate of the price that the market would set using its own internal models. In most cases, these models use data based on observable market parameters as significant inputs however for some valuations of financial instruments, significant inputs are unobservable in the market. To determine a value for those instruments, various techniques are employed to make these estimates, including the extrapolation of observable market data.

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

The main techniques used as of December 31, 2015 and 2014 by the Bank’s internal models to determine the fair value of the financial instruments are as follows:

i.	In the valuation of financial instruments permitting static hedging (mainly forwards and swaps), the present value method is used. Estimated future cash flows are discounted using the interest rate curves of the related currencies. The interest rate curves are generally observable market data.

ii.	In the valuation of financial instruments requiring dynamic hedging (mainly structured options and other structured instruments), the Black-Scholes model is normally used. Where appropriate, observable market inputs are used to obtain factors such as the bid-offer spread, exchange rates, volatility, correlation indexes and market liquidity.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

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

iii.	to obtain profits from changes in the price of these derivatives (trading derivatives).

All financial derivatives that are not held for hedging purposes are accounted for as trading derivatives.

A derivative qualifies for hedge accounting if all the following conditions are met:

1.	The derivative hedges one of the following three types of exposure:

a.	Changes in the value of assets and liabilities due to fluctuations, among others, in the interest rate and/or exchange rate to which the position or balance to be hedged is subject (“fair value hedge”);

b.	Changes in the estimated cash flows arising from financial assets and liabilities, and highly probable forecasted transactions (“cash flow hedge”);

c.	The net investment in a foreign operation (“hedge of a net investment in a foreign operation”).

2.	It is effective in offsetting exposure inherent in the hedged item or position throughout the expected term of the hedge, which means that:

a.	At the date of arrangement the hedge is expected, under normal conditions, to be highly effective (“prospective effectiveness”).

b.	There is sufficient evidence that the hedge was actually effective during the life of the hedged item or position (“retrospective effectiveness”).

3.	There must be adequate documentation evidencing the specific designation of the financial derivative to hedge certain balances or transactions and how this effective hedge was expected to be achieved and measured, provided that this is consistent with the Bank’s management of own risks.

The changes in the value of financial instruments qualifying for hedge accounting are recorded as follows:

a.	For fair value hedges, the gains or losses arising on both hedging instruments and the hedged items (attributable to the type of risk being hedged) are included as “Net income (expense) from financial operations” in the Consolidated Statement of Income.

b.	For fair value hedges of interest rate risk on a portfolio of financial instruments, gains or losses that arise in measuring hedging instruments and other gains or losses due to changes in fair value of the underlying hedged item (attributable to the hedged risk) are recorded in the Consolidated Statement of Income under “Net income (expense ) from financial operations”.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

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

iv.	Derivatives embedded in hybrid financial instruments

Derivatives embedded in other financial instruments or in other hybrid contracts are accounted for separately as derivatives if 1) their risks and characteristics are not closely related to the host contracts, 2) a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and 3) provided that the hybrid contracts are not classified as “Trading investments” or as other financial assets (liabilities) at fair value through profit or loss.

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

vi.	Derecognition of financial assets and liabilities

The accounting treatment of transfers of financial assets is determined by the extent and the manner in which the risks and rewards associated with the transferred assets are transferred to third parties:

i.	If the Bank transfers substantially all the risks and rewards of ownership to third parties, as in the case of unconditional sales of financial assets, sales under repurchase agreements at fair value at the date of repurchase, sales of financial assets with a purchased call option or written put option deeply out of the money, utilization of assets in which the transferor does not retain subordinated debt nor grants any credit enhancement to the new holders, and other similar cases, the transferred financial asset is derecognized from the Consolidated Statement of Financial Position and any rights or obligations retained or created in the transfer are simultaneously recorded.

ii.	If the Bank retains substantially all the risks and rewards of ownership associated with the transferred financial asset, as in the case of sales of financial assets under repurchase agreements at a fixed price or at the sale price plus interest, securities lending agreements under which the borrower undertakes to return the same or similar assets, and other similar cases, the transferred financial asset is not derecognized from the Consolidated Statement of Financial Position and continues to be measured by the same criteria as those used before the transfer. However, the following items are recorded:

-	An associated financial liability for an amount equal to the consideration received; this liability is subsequently measured at amortized cost.

-	Both the income from the transferred (but not removed) financial asset as well as any expenses incurred due to the new financial liability.

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

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

a.	If the transferor does not retain control of the transferred financial asset: the asset is derecognized from the Consolidated Statement of Financial Position and any rights or obligations retained or created in the transfer are recognized.

b.	If the transferor retains control of the transferred financial asset: it continues to be recognized in the Consolidated Statement of Financial Position for an amount equal to its exposure to changes in value and a financial liability associated with the transferred financial asset is recorded. The net carrying amount of the transferred asset and the associated liability is the amortized cost of the rights and obligations retained, if the transferred asset is measured at amortized cost, or the fair value of the rights and obligations retained, if the transferred asset is measured at fair value.

Accordingly, financial assets are only derecognized from the Consolidated Statement of Financial Position when the rights over the cash flows they generate have terminated or when all the inherent risks and rewards of ownership have been substantially transferred to third parties. Similarly, financial liabilities are only derecognized from the Consolidated Statement of Financial Position when the obligations specified in the contract are discharged or cancelled or the contract has matured.

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

This interest and adjustments are generally referred to as “suspended” and they are reported as part of the complementary information thereto and as memorandum accounts (Note 25). This interest is recognized as income, when collected.

The resumption of interest income recognition of previously impaired loans only occurs when such loans become current (i.e. payments were received such that the loans are contractually past-due for less than 90 days) or they are no longer classified under the C3, C4, D1 or D2 risk categories (for loans individually evaluated for impairment).

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

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

A financial asset or group of financial assets will be impaired if, and only if, objective evidence of impairment exists as a result of one or more events that occurred after initial recognition of the asset (“event causing the loss”), and this event or events causing the loss have an impact on the estimated future cash flows of a financial asset or group of financial assets.

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

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The Bank applies the following useful lives for the tangible assets that comprise its assets:

ITEM	Useful life (Months)

Land	-
Paintings and works of art	-
Carpets and curtains	36
Computers and hardware	36
Vehicles	36
IT systems and software	36
ATMs	60
Other machines and equipment	60
Office furniture	60
Telephone and communication systems	60
Security systems	60
Rights over telephone lines	60
Air conditioning systems	84
Other installations	120
Buildings	1,200

The consolidated entities assess at each reporting date whether there is any indication that the carrying amount of any tangible asset exceeds its recoverable amount. If this is the case, the carrying amount of the asset is reduced to its recoverable amount and future depreciation charges are adjusted in accordance with the revised carrying amount and to the new remaining useful life, if the useful life needs to be revised.

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

When the consolidated entities act as the lessor of an asset, the sum of the present value of the lease payments receivable from the lessee, including the exercise price of the lessee’s purchase option at the end of the lease term, which is equivalent to one additional lease payment and so is reasonably certain to be exercised, is recognized as lending to third parties and is therefore included under “Loans and accounts receivable from customers” in the Consolidated Statement of Financial Position.

When the consolidated entities act as lessees, they show the cost of the leased assets in the Consolidated Statement of Financial Position based on the nature of the leased asset, and simultaneously record a liability for the same amount (which is the lower of the fair value of the leased asset and the sum of the present value of the lease payments payable to the lessor plus, if appropriate, the exercise of the purchase option). The depreciation policy for these assets is consistent with that for property, plant and equipment for own use.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

In both cases, the finance income and finance expenses arising from these contracts are credited and debited, respectively, to “Interest income” and “Interest expense” in the Consolidated Statement of Income so as to achieve a constant rate of return over the lease term.

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

Internally developed computer software is recorded as an intangible asset if, among other requirements (basically the Bank’s ability to use or sell it), it can be identified and its ability to generate future economic benefits can be demonstrated. The estimated useful life for software is 36 months.

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

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

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

The Bank performs an assessment of the risk associated with loans and accounts receivable from customers to determine their allowance for loan losses as described below:

-	Individual assessment – represents cases where the Bank assesses a debtor as individually significant, or when he/she cannot be classified within a group of financial assets with similar credit risk characteristics, due to their size, complexity or level of exposure.

-	Group assessment – a group assessment is relevant for analyzing a large number of operations with small individual balances from individuals or small companies. The Bank groups debtors with similar credit risk characteristics giving to each group a default probability and recovery rate based on a historical analysis.

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

For the purposes of establishing its provisions, the Bank assigns a risk category to each debtor, their loans and contingent loans. The risk factors considered are: industry or economic sector of the borrower, owners or managers of the borrower, their financial situation and payment capacity, and payment behavior.

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

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Estimated Incurred Loan Loss = Loan Loss Allowance.

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

SEV = Severity. This is the effective loss rate given default for debtors in the same segment, which is determined statistically based on the historical effective losses for each segment.

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

II.	Allowances for group assessments

The Bank uses the concept of estimation of incurred loss to quantify the allowances levels over the group-evaluated portfolios, considering the risk and the guarantees associated with each transaction.

Following the Bank’s definition, the Bank uses group evaluation to approach transactions that have similar credit risk features, which indicate the debtor’s payment capacity over the entire debt, principal and interests, pursuant to the contract’s terms. In addition, this allows us to assess a high number of transactions with low individual amounts, whether they belong to individuals or SMEs (small and medium sized companies). Therefore, debtors and loans with similar features are grouped together and each group has a risk level assigned to it.

These models are meant to be used mainly to analyze loans granted to individuals (including consumer loans, credit lines, mortgage loans and commercial loans) and commercial loans to small to middle-sized entities (SMEs).

Allowances are established using these models, taking into account the historical Impairment and other known circumstances at the time of evaluation. After this, a historical loss rate is assigned to each portfolio profile constituting each evaluated group.

Allowances for group-evaluated loans are established based on the credit risk of the profile to which the loan belongs. The method for assigning a profile is established based on statistical building method, establishing a relation through logistic regression of various variables, such as payment behavior in the Bank, payment behavior outside the Bank, various sociodemographic data, among others, and a response variable that determines a client’s risk level, which in this case is 90 days of non-performance (the chosen features are relevant when calculating future cash flows per group of assets). Afterwards, common profiles are established and with differentiated default rates, applying the real historical loss the Bank has had with that portfolio.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The different risk categories are constructed and updated periodically based on the payment behavior of the client’s profile to which they belong, as well as his or her sociodemographic characteristics. Therefore, when a customer has past due balance or has missed some payments, the outcome is that the customer will move to a different segment with a higher loss rate, therefore capturing current trends for each risk profile.

Allowance quantification, once the customers have been classified, is the product of three factors: exposure (EXP), Probability of Non-Performance (PNP) and Severity (SEV), the same equation used for individual assessment mentioned above.

The estimated incurred loss rates for group-evaluated loans correspond to charge-offs net of recoveries. The methodology establishes the period in which the estimated incurred loss for each risk profile emerges. Once the loss has been considered to have been incurred, the estimated incurred loss rates are applied to the corresponding risk profile to obtain the net charge-off level associated with this period. The loss rates applied to each risk profile are based only on the historical net charge-off data for that specific profile within one of the four groups of loans (consumer loans, credit lines, mortgage loans and commercial loans). No other statistical or other information other than net charge-offs is used to determine the loss rates.

To determine the estimated incurred loss for commercial and mortgage loans collectively evaluated for impairment, we mainly analyze the payment behavior of clients, particularly the payment behavior of clients with payments that are more than 90 days overdue, clients with other weaknesses, such as early non performance (i.e., payments that are past-due, though by less than 90 days), clients with modified loans and clients with renegotiated loans, as well as success in recovery against these clients. We also take into account whether the loan is supported by collateral.

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

During the second semester of 2014, and as a response to the ongoing improvement of the allowances models for loans, the Bank recalibrated its allowances model for consumer loans and commercial loans. The models were recalibrated with the aim of improving the prediction of client behavior and maintaining statistical and management standards. Part of these improvements consisted of the advancement of the models’ governance allowing technical and defined approvals at different points of the approval process, better statistical techniques and the use of the entire extent of historical information, allowing more clarified definition of the Probability of Non-Performance (PNP) and the Severity (SEV) involved in the provision calculation.

This involved the release of consumer provisions of Ch$26,563 million and an increase in commercial provisions of Ch$45,141 million. As this is a change in estimation, the net increase of these improvements (Ch$18,578 million) was recognized under the "Provisions for loan losses" in the Consolidated Statement of Income for the year in accordance with IAS 8 Accounting policies, changes in Accounting Estimates and Errors.

III.	Charge-offs

As a general rule, charge-offs should be done when all collection efforts have been exhausted. These charge-offs consist of derecognition from the Consolidated Statement of Financial Position of the corresponding loans operations in its entirety, and, therefore, include portions not past-due of a loan in the case of installments loans or leasing operations (no partial charge-offs exist).

Subsequent payments obtained from charged-off loans will be recognized in the Consolidated Statement of Income as a recovery of loans previously charged-off.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Loan and accounts receivable charge-offs are recorded for overdue and current installments based on the time periods expired since reaching overdue status, as described below:

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

In accordance with our charge-off policy described in iii) above, we may subsequently recover a portion of the amount charged-off (at 100%). The allowance for loan losses on our collectively evaluated loans incorporates an expected recovery rate based on historical information. At the time we charge-off the carrying amount of any loans which have been collectively evaluated for impairment, the allowance for loan losses on collectively evaluated loans is replenished to reflect incurred losses based on statistical models developed in compliance with IAS 39 on the remaining pool of loans. The amounts required for replenishment are recorded in the financial statements as provision established.

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

The Consolidated Statement of Financial Position and annual accounts reflect all significant provisions for which it is estimated that it is probable an outflow of resources will be required to meet the obligation where the probability of having to meet the obligation is more likely than not. Provisions are quantified using the best available information on the consequences of the event giving rise to them and are reviewed and adjusted at the end of each year. Provisions must specify the liabilities for which they were originally recognized. Partial or total reversals are recognized when such liabilities cease to exist or are reduced.

Provisions are classified according to the obligation covered as follows:

-	Provision for employee salaries and expenses

-	Provision for mandatory dividends

-	Provision for contingent credit risks

-	Provisions for contingencies

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

q)	Deferred income taxes and other deferred taxes

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

The preparation of the financial statements requires the Bank’s management to make estimates and assumptions that affect the application of the accounting policies and the reported balances of assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

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

The Bank has established allowances to cover incurred losses to estimate allowances. These allowances must be regularly reviewed taking into consideration factors such as changes in the nature and volume of the loan portfolio, trends in forecasted portfolio quality, credit quality and economic conditions that may adversely affect the borrowers’ ability to pay. Increases in the allowances for loan losses are reflected as “Provision for loan losses” in the Consolidated Statement of Income. Loans are charged-off when the Bank’s management determines that a loan or a portion thereof is impaired. Charge-offs are recorded as a reduction of the allowance for loan losses.

The relevant estimates and assumptions made to calculate provisions are regularly reviewed by the Bank’s Management to quantify certain assets, liabilities, revenues, expenses, and commitments.

These estimates, made on the basis of the best available information, mainly refer to:

-	Allowances for loan losses (Notes 8, 9 and 29)

-	Impairment losses of certain assets (Notes 7, 8, 9, 10, and 32)

-	The useful lives of tangible and intangible assets (Notes 12, 13 and 32)

-	The fair value of assets and liabilities (Notes 5, 6, 7, 10 and 36)

-	Commitments and contingencies (Note 22)

-	Current and deferred taxes (Note 14)

s)	Non-current assets held for sale

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

As of December 31, 2015 and 2014 the Bank has not classified any non-current assets as held for sale.

t)	Assets received or awarded in lieu of payment

Assets received or awarded in lieu of payment of loans and accounts receivable from clients are recognized at their fair value (as determined by an independent appraisal). A price is agreed upon by the parties through negotiation or, when the parties do not reach an agreement, at the amount at which the Bank is awarded those assets at a judicial auction. In the both cases, an independent appraisal is performed. The excess of the outstanding loan balance over the fair value is charged to net income for the period, under “Provision for loan losses”. Any excess of the fair value over the outstanding loan balance, less costs to sell of the collateral, is returned to the client. These assets are subsequently adjusted to their net realizable value less cost to sale (assuming a forced sale). The difference between the carrying value of the asset and the estimated fair value less costs to sell is charged to net income for the period, under “Other operating expenses”. The result obtained in the sale of the asset is subsequently recorded under “Other operating income”.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Independent appraisals are obtained at least every 18 months and fair values are adjusted accordingly. No adjustments have been made between appraisals with respect to the period covered by these financial statements considering the stability of the real estate market in Chile during past years and expected stability of the real estate market in the coming years.

At least once a year, the Bank performs the necessary analysis to updated the “cost to sale” of assets received or awarded in lieu of payments. According to the Bank’s survey, as of December 31, 2015 the average cost to sale was estimated at 5.0% of the appraisal value (4.8% as of December 31, 2014).

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

As of December 31, 2015 and 2014 the Bank did not have any instruments that generated dilution.

v)	Temporary acquisition (assignment) of assets and liabilities

Purchases or sales of financial assets under non-optional repurchase agreements at a fixed price are recorded in the Consolidated Statements of Financial Position based on the nature of the debtor (creditor) under “Deposits in the Central Bank of Chile,” “Deposits in financial institutions” or “Loans and accounts receivable from customers” (“Central Bank of Chile deposits,” “Deposits from financial institutions” or “Customer deposits”), in Note 6.

Differences between the purchase and sale prices are recorded as financial interest over the term of the contract.

w)	Provision for mandatory dividends

As of December 31, 2015 and 2014 the Bank recorded a provision for mandatory dividends. This provision is made pursuant to Article 79 of the Corporations Act, which is in accordance with the Bank’s internal policy, pursuant to which at least 30% of net income for the period is distributed, except in the case of a contrary resolution adopted at the respective shareholders’ meeting by unanimous vote of the outstanding shares. This provision is recorded, as a deducting item, under the “Retained earnings – provision for mandatory dividends” line of the Consolidated Statement of Changes in Equity with offset to Provisions.

x)	Employee benefits

i.	Post-employment benefits – Defined Benefit Plan:

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

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

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

The Bank recognizes the present service cost and the net interest of the Personnel salaries and expenses on the Consolidated Statement of Income.

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

y)	Application of new and revised International Financial Reporting Standards

i.	New and revised standards effective in current year

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

The amendments are effective for periods beginning on or after July 1, 2014, with earlier application permitted. The implementation of this amendment did not have material impact on the consolidated financial statements of the Bank.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Annual Improvements 2010 – 2012 Cycle

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

The implementation of those modifications did not have material impact on the consolidated financial statements of the Bank.

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

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

IFRS 13 Fair Value Measurement, Scope of portfolio exception (paragraph 52) - The scope of the portfolio exception for measuring the fair value of a group of financial assets and financial liabilities on a net basis was amended to clarify that it includes all contracts that are within the scope of, an accounted for in accordance with, IAS 39 or IFRS 9, even if those contracts do not meet the definitions of financial assets or financial liabilities within IAS 32. Consistent with the prospective initial application of IFRS 13, the amendment must be applied prospectively from the beginning of the annual period in which IFRS was initially applied. The amendments apply for annual periods beginning on or after July 1, 2014, with earlier application permitted.

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

The implementation of those modifications did not have material impact on the consolidated financial statements of the Bank.

1.	New and revised IFRS issued but not effective

IFRS 9 Financial Instruments (2014) (IFRS 9) - IFRS 9 (2014) contains accounting requirements for financial instruments, replacing IAS 39 Financial Instruments: Recognition and Measurement. The standard contains requirements in the following areas:

Classification and measurement. Financial assets are classified by reference to the business model within which they are held and their contractual cash flow characteristics. The 2014 version of IFRS 9 introduces a 'fair value through other comprehensive income' category for certain debt instruments. Financial liabilities are classified in a similar manner to under IAS 39, however there are differences in the requirements applying to the measurement of an entity's own credit risk.

Impairment. The 2014 version of IFRS 9 introduces an 'expected credit loss' model for the measurement of the impairment of financial assets, so it is no longer necessary for a credit event to have occurred before a credit loss is recognized.

Hedge accounting. Introduces a new hedge accounting model that is designed to be more closely aligned with how entities undertake risk management activities when hedging financial and non-financial risk exposures.

Derecognition. The requirements for the derecognition of financial assets and liabilities are carried forward from IAS 39.

IFRS 9 is effective for annual periods beginning on or after 1 January 2018. The Bank’s management is assessing the potential impact of the adoption of this standard on the consolidated financial statements of the Bank.

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

IFRS 15 must be applied in an entity’s first annual IFRS financial statements for periods beginning on or after 1 January 2018. Application of the Standard is mandatory and early adoption is permitted. An entity that chooses to apply IFRS 15 earlier than 1 January 2018 must disclose this fact. The Bank’s management is assessing the potential impact of the adoption of this standard on the consolidated financial statements of the Bank.

Accounting for Acquisitions of interests in Joint Operations (Amendments to IFRS 11) - issued on May 6, 2014 the IASB has issued “Accounting for Acquisitions of Interests in Joint Operations (amendments to IFRS 11)”, the amendments clarify the accounting for acquisitions of an interest in a joint operation when the operation constitutes a business.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Amends IFRS 11 Joint Arrangements to require an acquirer of an interest in a joint operation in which the activity constitutes a business (as defined in IFRS 3 Business Combinations) to:

•	apply all of the business combinations accounting principles in IFRS 3 and other IFRSs, except for those principles that conflict with the guidance in IFRS 11;

•	disclose the information required by IFRS 3 and other IFRSs for business combinations.

The amendments are effective for annual periods beginning on or after 1 January 2016. Earlier application is permitted but corresponding disclosures are required. The amendments apply prospectively. The Bank’s management has considered that these amendments will not have material impact on the consolidated financial statements of the Bank.

Clarification of Acceptable Methods of Depreciation and Amortization (Amendments to IAS 16 and IAS 38) - issued on May 12, 2014 the IASB has published “Clarification of Acceptable Methods of depreciation and amortization (amendments to IAS 16 and IAS 38)”.The amendments provide additional guidance on how the depreciation or amortization of property, plant and equipment and intangible assets should be calculated. They are effective for annual periods beginning on or after 1 January 2016, with earlier application being permitted. The Bank’s management has considered that amendment will not impact the consolidated financial statements.

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

The amendments are to be applied retrospectively in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. The Bank’s management has considered that these amendments will not have material impact on the consolidated financial statements of the Bank.

Sale or Contributions of Assets between an Investor and its Associate or Joint Venture (Amendments to IFRS 10 and IAS 28) - Issued on September 11, 2014, the IASB has published 'Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (Amendments to IFRS 10 and IAS 28)'. The amendments address a conflict between the requirements of IAS 28

'Investments in Associates and Joint Ventures' and IFRS 10 'Consolidated Financial Statements' and clarify the treatment of the sale or contribution of assets from an investor to its associate or joint venture, as follows:

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

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

On December 17, 2015 the IASB has published final amendments to “Sale or Contribution of Assets between an Investor and its Associate or Joint Venture”. The amendments defer the effective date of the September 2014 amendments to these standards indefinitely until the research project on the equity method has been concluded. The Bank’s management has considered that these amendments will not have material impact on the consolidated financial statements of the Bank.

Disclosure initiative (Amendments to IAS 1) - issued on December 18, 2014 the IASB added an initiative on disclosure to its work program in 2013 to complement the work being done in the Conceptual Framework project. The initiative is made up of a number of smaller projects that aim at exploring opportunities to see how presentation and disclosure principles and requirements in existing Standards can be improved. They are effective for annual periods beginning on or after 1 January 2016, with earlier application being permitted. The Bank’s management has considered that these amendments will not have material impact on the consolidated financial statements of the Bank.

Investment Entities: Applying the Consolidation Exception (Amendments to IFRS 10, IFRS 12 and IAS 28) - issued on December 18, 2014 the IASB has published 'Investment Entities: Applying the Consolidation Exception, Amendments to IFRS 10 Consolidated Financial Statements, IFRS 12 Disclosure of Interests in Other Entities and IAS 28 Investments in Associates and Joint Ventures (2011) to address issues that have arisen in the context of applying the consolidation exception for investment entities. They are effective for annual periods beginning on or after 1 January 2016, with earlier application being permitted. The Bank’s management has considered that these amendments will not have material impact on the consolidated financial statements of the Bank.

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

IAS 34 Interim Financial Reporting, Disclosure of information “elsewhere in the interim financial report” - Clarifies the meaning of 'elsewhere in the interim report' and requires a cross-reference

The improvements are effective for annual periods beginning on or after 1 July 2016, with earlier application being permitted.

The Bank’s management has considered that these improvements will not have material impact on the consolidated financial statements of the Bank.

IFRS 16 Leases – issued on January 13, 2016, the IASB has published its new standard for leases, which replaces IAS 17 Leases, IFRIC 4 Determining whether an arrangement contains a lease, SIC15 Operating leases and SIC27 Evaluating the substance of transactions involving the legal form of a lease. IFRS 16 introduces a single lessee accounting model and requires a lessee to recognise assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. A lessee is required to recognise a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payment. Lessor accounting however remains largely unchanged and the distinction between operating and finance leases is retained.

IFRS 16 is effective for periods beginning on or after January 1, 2019, with earlier adoption permitted if IFRS 15 “Revenue from Contracts with Customer” has also been applied. The Bank’s management is assessing the potential impact of the adoption of this standard on the consolidated financial statements of the Bank.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Recognition of Deferred Tax Assets for Unrealized Losses (Amendments to IAS 12)- On January 19, 2016, the IASB published final amendments to IAS 12 “Income Taxes”. The amendments clarify the following aspects:

•	Unrealized losses on debt instruments measured at fair value and measured at cost for tax purposes give rise to a deductible temporary difference regardless of whether the debt instrument’s holder expects to recover the carrying amount of the debt instrument by sale or by use.

•	The carrying amount of an asset does not limit the estimation of probable future taxable profits.

•	Estimated for future taxable profits exclude tax deductions resulting from the reversal of deductible temporary differences.

•	An entity asses a deferred tax asset in combination with other deferred tax assets. Where tax law restricts the utilization of tax losses, an entity would assess a deferred tax asset in combination with other deferred tax assets of the same type.

The amendments are effective for annual periods beginning on or after January 1, 2017. Earlier application is permitted. The Bank’s management has considered that these amendments will not have material impact on the consolidated financial statements of the Bank.

Disclosure Initiative (Amendments to IAS 7)- The amendments are part of the IASB’s Disclosure initiative project and introduce additional disclosure requirements intended to address investors’ concerns that financial statements do not currently enable them to understand the entity’s cash flows; particularly in respect of the management of financing activities. The amendments require disclosure of information enabling users of financial statements to evaluate changes in liabilities arising from financial activities. Although there is no specific format required to comply with the new requirements, the amendments include illustrative examples to show how an entity can meet the objective of these amendments.

The amendments are effective for annual periods beginning on or after January 1, 2017. Earlier application is permitted. The Bank’s management has considered that these amendments will not have material impact on the consolidated financial statements of the Bank.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

NOTE 02

SIGNIFICANT EVENTS

As of December 31, 2015, the following significant events have occurred and affected the Bank`s operations and Consolidated Financial Statements.

a)	The Board

In the Ordinary Board Meeting of Banco Santander Chile held on April 28, 2015, Orlando Poblete Iturrate was confirmed as a Director, having been previously appointed Alternate Director in the Ordinary Board Meeting on April 22, 2014 and replacing Carlos Olivos Marchant as Director since September 23, 2014. Also, Blanca Bustamante Bravo was appointed as Alternate Director.

In the Ordinary Board Meeting dated November 17, 2015 the Board appointed the director Orlando Poblete Iturrate as a member of the Audit Committee of Directors, replacing Lisandro Serrano Spoerer who had resigned in the Ordinary Board Meeting held on October 20, 2015.

b)	Use of Profits and Distribution of Dividends

The Shareholders’ Meeting of Banco Santander Chile held on April 28, 2015, was chaired by Mr. Vittorio Corbo Lioi (Chairman), and attended by Roberto Méndez Torres (Second Vice President), the Directors: Marco Colodro Hadjes, Lucía Santa Cruz Sutil, Juan Pedro Santa María Pérez, Lisandro Serrano Spoerer, Roberto Zahler Mayanz and Orlando Poblete Iturrate. Also, the CEO Claudio Melandri Hinojosa and CAO Felipe Contreras Fajardo attended the meeting.

According to the information presented in aforementioned meeting, 2014 net income (designated in the financial statements as “Income attributable to equity holders of the Bank”) amounted to Ch$ 550,331 million, according to local regulations. The Board approved the distribution of 60% of such net income, yielding a Ch$1.752 dividend per share, payable starting on April 29, 2015. Also, it was approved that the remaining 40% of the profits will be retained in the Bank’s reserves.

c)	Issuance of bonds - at December 31, 2015

In the year ended December 31, 2015 the Bank has issued senior bonds in the amount of CLP 500,000,000,000, UF 14,000,000 CHF 150,000,000, and JPY 1,200,000,000. Debt issuance information is included in Note 18.

c.1)	Senior bonds

Series	Currency	Amount	Term	Issuance rate	Issuance date	Maturity date
P1	CLP	50,000,000,000	10 years	5.80% per annum simple	01-01-2015	01-01-2025
P2	CLP	100,000,000,000	5 years	5.20% per annum simple	01-01-2015	01-01-2020
P3	CLP	50,000,000,000	7 years	5.50% per annum simple	01-01-2015	01-01-2022
P4	CLP	150,000,000,000	5 years	4.80% per annum simple	03-01-2015	03-01-2020
P5	CLP	150,000,000,000	6 years	5.30% per annum simple	03-01-2015	03-01-2022
Total	CLP	500,000,000,000
P6	UF	3,000,000	5 years	2.25% per annum simple	03-01-2015	03-01-2020
P7	UF	3,000,000	7.5 years	2.40% per annum simple	03-01-2015	09-01-2022
P8	UF	3,000,000	5.5 years	2.25% per annum simple	03-01-2015	09-01-2020
P9	UF	5,000,000	10.5 years	2.60% per annum simple	03-01-2015	09-01-2025
Total	UF	14,000,000
CHF fixed bond	CHF	150,000,000	7 years	0.38% quarterly	04-19-2015	10-19-2022
Total	CHF	150,000,000
JPY current bond	JPY	1,200,000,000	5 years	0.42% biannually	12-17-2015	12-17-2020
Total	JPY	1,200,000,000

c.2)	Subordinated bonds

As at December 31, 2015 the Bank had not issued subordinated bonds in this financial year.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

NOTE 02

SIGNIFICANT EVENTS, continued

c.3)	Repurchase of bonds

The Bank has conducted the following repurchase of bonds as of December 31, 2015:

Date	Series	Amount

12-01-2015	Senior bond	USD 19,000,000

c.4)	Mortgage bonds at December 31, 2015

As of December 31, 2015 the Bank has issued the following bonds:

Series	Currency	Amount	Term	Issuance rate	Issuance date	Maturity date
AC	CLP	100,000,000,000	10 years	5,50% per annum simple	01-01-2015	01-01-2025
Total	CLP	100,000,000,000

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

NOTE 03

REPORTING SEGMENTS

The Bank manages and measures the performance of its operations by business segments. The information disclosed in this note is not necessarily comparable to that of other financial institutions, since it is based on management’s internal information system by segment.

Inter-segment transactions are conducted under normal arm’s length commercial terms and conditions. Each segment’s assets, liabilities, and income include items directly attributable to the segment to which they can be allocated on a reasonable basis.

Due to changes aimed at allocating customers to those segments best capable of servicing them, and streamlining processes, the Bank has modified its internal structure during 2015. This change in composition of the segments resulted in the following:

-	Commissions paid in “Net fee and commission income “were reassigned among segments to more appropriately reflect the distributions in accordance with the management of each segment;

-	The effects of changes in foreign exchange rates of provisions were reallocated to the line item “Other”, to more appropriately reflect the effects directly attributable to the respective segments;

-	The improvement of the allocation of interest costs at time of placement of the loan.

Under IFRS 8, the Bank has aggregated operating segments with similar economic characteristics according to the aggregation criteria specified in the standard. A reporting segment consists of clients that are offered differentiated but, considering how their performance is measured, are homogenous services based on IFRS 8 aggregation criteria, thus they form part of the same reporting segment. Overall, this aggregation has no significant impact on the understanding of the nature and effects of the Bank’s business activities and the economic environment.

The information relating to 2014 and 2013 has been prepared using the above- mentioned current criteria so that the figures presented are comparable.

The Bank has the reportable segments noted below:

Retail Banking

Consists of individuals and small to middle-sized entities (SMEs) with annual income less than Ch$2,000 million. This segment gives customers a variety of services, including consumer loans, credit cards, auto loans, commercial loans, foreign exchange, mortgage loans, debit cards, checking accounts, savings products, mutual funds, stockbrokerage, and insurance brokerage. Additionally the SME clients are offered government-guaranteed loans, leasing and factoring.

Middle-market

This segment is made up of companies and large corporations with annual sales exceeding Ch$2,000 million. It serves institutions such as universities, government entities, local and regional governments and companies engaged in the real estate industry who carry out projects to sell properties to third parties and annual sales exceeding Ch$800 million with no upper limit. The companies within this segment have access to many products including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, savings products, mutual funds, and insurance brokerage. Also companies in the real estate industry are offered specialized services to finance projects, chiefly residential, with the aim of expanding sales of mortgage loans.

Global Corporate Banking

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

This segment also consists of a Treasury Division which provides sophisticated financial products, mainly to companies in the Middle-market and Global Corporate Banking segments. These include products such as short-term financing and fund raising, brokerage services, derivatives, securitization, and other tailor-made products. The Treasury area may act as brokers to transactions and also manages the Bank’s investment portfolio.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

NOTE 03

REPORTING SEGMENTS, continued

Corporate Activities (“Other”)

This segment mainly includes the results of our Financial Management Division, which develops global management functions, including managing inflation rate risk, foreign currency gaps, interest rate risk and liquidity risk. Liquidity risk is managed mainly through wholesale deposits, debt issuances and the Bank’s available for sale portfolio. This segment also manages capital allocation by unit. These activities usually result in a negative contribution to income.

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

Below are the tables showing the Bank’s results by reporting segment for the years ended December 31, 2015, 2014 and 2013 in addition to the corresponding balances of loans and accounts receivable from customers:

		As of December 31, 2015
	Loans and accounts receivable from customers (1)	Netinterest income	Net fee and commission income	Financial transactions,net (2)	Provision for loan losses	Support expenses (3)	Segment`s net contribution
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Retail Banking	17,034,707	873,026	190,380	16,245	(332,657)	(533,086)	213,908
Middle-market	6,006,282	229,812	28,537	17,897	(26,147)	(77,261)	172,838
Commercial Banking	23,040,989	1,102,838	218,917	34,142	(358,804)	(610,347)	386,746

Global Corporate Banking	2,178,643	85,553	15,231	50,327	(28,426)	(49,533)	73,152
Other	81,125	66,815	3,479	61,030	(12,047)	(1,328)	117,949

Total	25,300,757	1,255,206	237,627	145,499	(399,277)	(661,208)	577,847

Other operating income							6,439
Other operating expenses and impairment							(58,750)
Income from investments in associates and other companies							2,588
Income tax expense							(76,395)
Net income for the year							451,729

(1)	Corresponds to loans and accounts receivable from customers, without deducting their allowances for loan losses.

(2)	Corresponds to the sum of the net income from financial operations and the foreign exchange profit or loss.

(3)	Corresponds to the sum of personnel salaries and expenses, administrative expenses, depreciation and amortization.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

NOTE 03

REPORTING SEGMENTS, continued

		As of December 31, 2014
	Loans and accounts receivable from customers (1)	Net interest income	Net fee and commission income	Financial transactions, net (2)	Provision for loan losses	Support expenses (3)	Segment`s net contribution
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Retail Banking	15,191,808	833,139	175,007	18,458	(325,621)	(479,954)	221,029
Middle-market	5,443,983	200,675	27,055	16,342	(22,034)	(66,321)	155,717
Commercial Banking	20,635,791	1,033,814	202,062	34,800	(347,655)	(546,275)	376,746

Global Corporate Banking	2,201,913	71,992	22,338	42,186	1,924	(44,195)	94,245
Other	54,945	211,298	2,883	35,579	(9,172)	2,261	242,849

Total	22,892,649	1,317,104	227,283	112,565	(354,903)	(588,209)	713,840

Other operating income							6,545
Other operating expenses and impairment							(95,610)
Income from investments in associates and other companies							2,165
Income tax expense							(51,050)
Net income for the year							575,890

(1)	Corresponds to loans and accounts receivable from customers, without deducting their allowances for loan losses.

(2)	Corresponds to the sum of the net income from financial operations and the foreign exchange profit or loss.

(3)	Corresponds to the sum of personnel salaries and expenses, administrative expenses, depreciation and amortization.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

NOTE 03

REPORTING SEGMENTS, continued

		As of December 31, 2013
	Loans and accounts receivable from customers (1)	Net interest income	Net fee and commission income	Financial transactions, net (2)	Provision for loan losses	Support expenses (3)	Segment`s net contribution
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Retail Banking	13,703,528	865,220	184,766	13,529	(315,982)	(435,837)	311,696
Middle-market	5,035,780	193,454	29,199	14,236	(41,064)	(62,817)	133,008
Commercial Banking	18,739,308	1,058,674	213,965	27,765	(357,046)	(498,654)	444,704

Global Corporate Banking	2,268,440	72,659	17,432	50,717	(14,697)	(38,270)	87,841
Other	53,013	(54,571)	(1,561)	45,955	281	(20,685)	(30,581)

Total	21,060,761	1,076,762	229,836	124,437	(371,462)	(557,609)	501,964

Other operating income							88,155
Other operating expenses and impairment							(52,582)
Income from investments in associates and other companies							1,422
Income tax expense							(94,530)
Net income for the year							444,429

(1)	Corresponds to loans and accounts receivable from customers, without deducting their allowances for loan losses.

(2)	Corresponds to the sum of the net income from financial operations and the foreign exchange profit or loss.

(3)	Corresponds to the sum of personnel salaries and expenses, administrative expenses, depreciation and amortization.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

NOTE 04

CASH AND CASH EQUIVALENTS

a)	The detail of the balances included under cash and cash equivalents is as follows:

As of December 31,
	2015	2014
	MCh$	MCh$

Cash and deposits in banks
Cash	632,435	594,979
Deposits in the Central Bank of Chile	184,510	167,444
Deposits in domestic banks	192	50
Deposits in foreign banks	1,247,669	846,415
Subtotals – Cash and deposits in banks	2,064,806	1,608,888

Cash in process of collection, net	262,364	250,114

Cash and cash equivalents	2,327,170	1,859,002

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

Cash items in process of collection and in process of being cleared represent domestic transactions which have not been processed through the central domestic clearinghouse or international transactions which may be delayed in settlement due to timing differences. These transactions were as follows:

	As of December 31,
	2015	2014
	MCh$	MCh$

Assets
Documents held by other banks (documents to be cleared)	296,634	261,758
Funds receivable	427,887	269,615
Subtotal	724,521	531,373
Liabilities
Funds payable	462,157	281,259
Subtotal	462,157	281,259

Cash in process of collection, net	262,364	250,114

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

NOTE 05

TRADING INVESTMENTS

The detail of instruments deemed as financial trading investments is as follows:

	As of December 31,
	2015	2014
	MCh$	MCh$

Chilean Central Bank and Government securities
Chilean Central Bank Bonds	159,767	270,004
Chilean Central Bank Notes	-	-
Other Chilean Central Bank and Government securities	123,468	461,340
Subtotal	283,235	731,344

Other Chilean securities
Time deposits in Chilean financial institutions	-	-
Mortgage finance bonds of Chilean financial institutions	-	-
Chilean financial institution bonds	-	-
Chilean corporate bonds	37,630	36,339
Other Chilean securities	-	-
Subtotal	37,630	36,339

Foreign financial securities
Foreign Central Banks and Government securities	-	-
Other foreign financial instruments	-	-
Subtotal	-	-

Investments in mutual funds
Funds managed by related entities	3,406	7,132
Funds managed by others	-	-
Subtotal	3,406	7,132

Total	324,271	774,815

As of December 31, 2015 and 2014, there were no trading investments sold under contracts to resell to clients and financial institutions.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

NOTE 06

INVESTMENTS UNDER RESALE AGREEMENTS AND OBLIGATIONS UNDER REPURCHASE AGREEMENTS

a)	Rights arising from resale agreements

The Bank purchases financial instruments agreeing to resell them at a future date. As of December 31, 2015 and 2014, rights associated with instruments acquired under contracts to resell are as follows:

As of December 31,
	2015				2014
	From 1 day and less than 3 months	More than 3 months and less than 1 year	More than 1 year	Total	From 1 day and less than 3 months	More than 3 months and less than 1 year	More than 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Securities from the Chilean Government and the Chilean Central Bank
Chilean Central Bank Bonds	1,978	-	-	1,978	-	-	-	-
Chilean Central Bank Notes	2	-	-	2	-	-	-	-
Other securities from the Government and the Chilean Central Bank	483	-	-	483	-	-	-	-
Subtotal	2,463	-	-	2,463	-	-	-	-
Instruments from other domestic institutions domestic institutions:
Time deposits in Chilean financial institutions	-	-	-	-	-	-	-	-
Mortgage finance bonds of Chilean financial institutions	-	-	-	-	-	-	-	-
Chilean financial institution bonds	-	-	-	-	-	-	-	-
Chilean corporate bonds	-	-	-	-	-	-	-	-
Other Chilean securities	-	-	-	-	-	-	-	-
Subtotal	-	-	-	-	-	-	-	-
Foreign financial securities:
Foreign government or central banks securities	-	-	-	-	-	-	-	-
Other foreign financial instruments	-	-	-	-	-	-	-	-
Subtotal	-	-	-	-	-	-	-	-
Investments in mutual funds:
Funds managed by related entities	-	-	-	-	-	-	-	-
Funds managed by others	-	-	-	-	-	-	-	-
Subtotal	-	-	-	-	-	-	-	-

Total	2,463	-	-	2,463	-	-	-	-

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

NOTE 06

INVESTMENTS UNDER RESALE AGREEMENTS AND OBLIGATIONS UNDER REPURCHASE AGREEMENTS, continued

b)	Obligations arising from repurchase agreements

The Bank raises funds by selling financial instruments and committing itself to buy them back at future dates, plus interest at a predetermined rate. As of December 31, 2015 and 2014, obligations related to instruments sold under repurchase agreements are as follows:

	As of December 31,
	2015				2014
	From 1 day to less than 3 months	More than 3 months and less than 1 year	More than 1 year	Total	From 1 day to less than 3 months	More than 3 months and less than 1 year	More than 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Securities from Chilean Government and the Chilean Central Bank
Chilean Central Bank Bonds	64,337	-	-	64,337	105,702	-	-	105,702
Chilean Central Bank Notes	22	-	-	22	153	-	-	153
Other securities from the Government and the Chilean Central Bank	11,006	-	-	11,006	10,644	-	-	10,644
Subtotal	75,365	-	-	75,365	116,499	-	-	116,499
Instruments from other domestic institutions:
Time deposits in Chilean financial institutions	68,324	-	-	68,324	275,285	342	-	275,627
Mortgage finance bonds of Chilean financial institutions	-	-	-	-	-	-	-	-
Chilean financial institution bonds	-	-	-	-	-	-	-	-
Chilean corporate bonds	-	-	-	-	-	-	-	-
Other Chilean securities	-	-	-	-	-	-	-	-
Subtotal	68,324	-	-	68,324	275,285	342	-	275,627
Foreign financial securities:
Foreign government or central banks securities	-	-	-	-	-	-	-	-
Other foreign financial instruments	-	-	-	-	-	-	-	-
Subtotal	-	-	-	-	-	-	-	-
Investments in mutual funds:
Funds managed by related entities	-	-	-	-	-	-	-	-
Funds managed by others	-	-	-	-	-	-	-	-
Subtotal	-	-	-	-	-	-	-	-

Total	143,689	-	-	143,689	391,784	342	-	392,126

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

NOTE 06

INVESTMENTS UNDER RESALE AGREEMENTS AND OBLIGATIONS UNDER REPURCHASE AGREEMENTS, continued

c)	Below is the detail by portfolio of collateral associated with repurchase agreements as of December 31, 2015 and 2014, valued at fair value:

	As of December 31,
	2015			2014
	Available for sale portfolio	Trading portfolio	Total	Available for sale portfolio	Trading portfolio	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Chilean Central Bank and Government securities:
Chilean Central Bank Bonds	62,350	-	62,350	105,680	-	105,680
Chilean Central Bank Notes	20	-	20	153	-	153
Other securities from the Government and the Chilean Central Bank	10,531	-	10,531	10,642	-	10,642
Subtotal	72,901	-	72,901	116,475	-	116,475
Other Chilean securities:
Time deposits in Chilean financial institutions	68,321	-	68,321	275,675	-	275,675
Mortgage finance bonds of Chilean financial institutions	-	-	-	-	-	-
Chilean financial institution bonds	-	-	-	-	-	-
Chilean corporate bonds	-	-	-	-	-	-
Other Chilean securities	-	-	-	-	-	-
Subtotal	68,321	-	68,321	275,675	-	275,675
Foreign financial securities:
Foreign Central Banks and Government securities	-	-	-	-	-	-
Other foreign financial instruments	-	-	-	-	-	-
Subtotal	-	-	-	-	-	-
Investments in mutual funds:
Funds managed by related entities	-	-	-	-	-	-
Funds managed by others	-	-	-	-	-	-
Subtotal	-	-	-	-	-	-

Total	141,222	-	141,222	392,150	-	392,150

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

NOTE 07

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING

a)	As of December 31, 2015 and 2014 the Bank holds the following portfolio of derivative instruments:

	As of December 31, 2015
	Notional amount				Fair value
	Up to 3 Months	More than 3 months to 1 year	More than 1 year	Total	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Fair value hedge derivatives
Currency forwards	-	-	-	-	-	-
Interest rate swaps	327,955	1,184,795	630,970	2,143,720	5,480	6,364
Cross currency swaps	9,441	30,040	1,842,421	1,881,902	181,557	1,483
Call currency options	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotal	337,396	1,214,835	2,473,391	4,025,622	187,037	7,847

Cash flow hedge derivatives
Currency forwards	-	-	-	-	-	-
Interest rate swaps	-	-	-	-	-	-
Cross currency swaps	7,281,184	4,445,006	2,720,520	14,446,710	273,291	69,716
Call currency options	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotal	7,281,184	4,445,006	2,720,520	14,446,710	273,291	69,716

Trading derivatives
Currency forwards	18,731,575	13,328,727	3,459,386	35,519,688	341,236	318,416
Interest rate swaps	7,272,523	15,677,393	56,140,894	79,090,810	533,416	540,011
Cross currency swaps	5,881,627	5,898,094	44,921,355	56,701,076	1,826,977	1,883,185
Call currency options	49,067	60,380	477,057	586,504	42,325	41,451
Call interest rate options	-	-	264,473	264,473	1,148	1,253
Put currency options	48,958	52,682	-	101,640	422	684
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	125,258	-	-	125,258	74	43
Subtotal	32,109,008	35,017,276	105,263,165	172,389,449	2,745,598	2,785,043

Total	39,727,588	40,677,117	110,457,076	190,861,781	3,205,926	2,862,606

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

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

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

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

Below is a detail of the hedged elements and hedge instruments under fair value hedges as of December 31, 2015 and 2014, classified by term to maturity:

	As of December 31, 2015
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Hedged item
Available for sale investments
Yankee bonds	-	-	-	92,106	92,106
Mortgage financing bonds	-	-	-	6,460	6,460
Treasury bonds (BTP)	-	-	-	-	-
Central bank bonds (BCP)	-	-	-	-	-
Time deposits and other time liabilities
Time deposits	1,542,789	65,000	-	-	1,607,789
Issued debt instruments
Senior bonds	9,442	573,960	867,865	868,000	2,319,267
Total	1,552,231	638,960	867,865	966,566	4,025,622
Hedging instrument
Cross currency swaps	39,481	548,960	567,865	725,596	1,881,902
Interest rate swaps	1,512,750	90,000	300,000	240,970	2,143,720
Total	1,552,231	638,960	867,865	966,566	4,025,622

	As of December 31, 2014
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Hedged item
Available for sale investments
Yankee bonds	-	-	-	-	-
Mortgage financing bonds	-	-	-	3,291	3,291
Treasury bonds (BTP)	-	20,000	135,000	20,000	175,000
Central bank bonds (BCP)	-	28,000	13,000	147,500	188,500
Time deposits and other time liabilities
Time deposits	761,481	33,000	-	-	794,481
Issued debt instruments
Senior bonds	376,203	261,437	286,792	414,998	1,339,430
Total	1,137,684	342,437	434,792	585,789	2,500,702
Hedging instrument
Cross currency swaps	943,980	81,000	248,000	339,166	1,612,146
Interest rate swaps	193,704	261,437	186,792	246,623	888,556
Total	1,137,684	342,437	434,792	585,789	2,500,702

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

NOTE 07

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

Cash flow hedges

The Bank uses cross currency swaps to hedge the risk from variability of cash flows attributable to changes in the interest rates of bonds and interbank loans at a variable rate. To cover the inflation risk in some items, both forwards as well as currency swaps are used.

Below is the notional amount of the hedged items as of December 31, 2015 and 2014, and the period when the cash flows will be generated:

	As of December 31, 2015
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Loans and accounts receivables from customers
Mortgage loans	8,098,639	157,462	158,649	-	8,414,750
Commercial loans	564,800	-	-	-	564,800
Available for sale investments
Yankee bond	-	-	80,078	585,386	665,464
Chilean Central Bank bonds	123,962	20,467	-	-	144,429
Time deposits	50,023	-	-	-	50,023
Issued debt instruments
Senior bonds (variable rate)	963,829	1,176,383	-	-	2,140,212
Senior bonds (fixed rate)	-	-	14,036	202,562	216,598
Interbank borrowings
Interbank loans	1,924,937	325,497	-	-	2,250,434
Total	11,726,190	1,679,809	252,763	787,948	14,446,710
Hedging instrument
Cross currency swaps	11,726,190	1,679,809	252,763	787,948	14,446,710
Total	11,726,190	1,679,809	252,763	787,948	14,446,710

	As of December 31, 2014
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Loans and accounts receivables from customers
Mortgage loans	10,078	78,927	-	-	89,005
Commercial loans	-	-	-	-	-
Available for sale investments
Yankee bond	-	-	-	287,078	287,078
Chilean Central Bank bonds	11,448	11,509	-	-	22,957
Time deposits	289,819	-	-	-	289,819
Issued debt instruments
Senior bonds (variable rate)	-	882,875	152,083	-	1,034,958
Senior bonds (fixed rate)	-	-	-	-	-
Interbank borrowings
Interbank loans	550,539	314,811	-	-	865,350
Total	861,884	1,288,122	152,083	287,078	2,589,167
Hedging instrument
Cross currency swaps	861,884	1,288,122	152,083	287,078	2,589,167
Total	861,884	1,288,122	152,083	287,078	2,589,167

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

NOTE 07

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

Below is an estimate of the periods in which flows are expected to be produced:

b.1)	Forecasted cash flows for interest rate risk:

	As of December 31, 2015
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Inflows	69,477	23,003	9,466	4,661	106,607
Outflows	(40,521)	(25,018)	(6,216)	(650)	(72,405)
Net flows	28,956	(2,015)	3,250	4,011	34,202

Hedging instrument
Inflows	40,521	25,018	6,216	650	72,405
Outflows (*)	(69,477)	(23,003)	(9,466)	(4,661)	(106,607)
Net flows	(28,956)	2,015	(3,250)	(4,011)	(34,202)

(*) Only includes cash flow forecast portion of the hedge instruments used to cover interest rate risk.

	As of December 31, 2014
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Inflows	22,834	26,763	10,039	5,449	65,085
Outflows	(27,361)	(19,007)	(2,186)	-	(48,554)
Net flows	(4,527)	7,756	7,853	5,449	16,531

Hedging instrument
Inflows	27,361	19,007	2,186	-	48,554
Outflows (*)	(22,834)	(26,763)	(10,039)	(5,449)	(65,085)
Net flows	4,527	(7,756)	(7,853)	(5,449)	(16,531)

(*) Only includes cash flow forecast portion of the hedge instruments used to cover interest rate risk.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

NOTE 07

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

b.2)	Forecasted cash flows for inflation risk:

	As of December 31, 2015
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Inflows	147,374	10,554	-	-	157,928
Outflows	-	-	-	-	-
Net flows	147,374	10,554	-	-	157,928

Hedging instrument
Inflows	-	-	-	-	-
Outflows	(147,374)	(10,554)	-	-	(157,928)
Net flows	(147,374)	(10,554)	-	-	(157,928)

	As of December 31, 2014
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Inflows	62,551	39,579	-	-	102,130
Outflows	-	-	-	-	-
Net flows	62,551	39,579	-	-	102,130

Hedging instrument
Inflows	-	-	-	-	-
Outflows	(62,551)	(39,579)	-	-	(102,130)
Net flows	(62,551)	(39,579)	-	-	(102,130)

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

NOTE 07

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

b.3)	Forecasted cash flows for exchange rate risk:

As	of December 31, 2015 and 2014 the Bank has no forecasted cash flows for exchange rate risk.

c)	The accumulated effect of the mark to market adjustment of cash flow hedges produced by hedge instruments used in hedged cash flow was recorded in the Consolidated Statement of Changes in Equity, specifically within Other comprehensive income, as of December 31, 2015 and 2014, is as follows:

	As of December 31,
Hedged item	2015	2014
	MCh$	MCh$

Interbank loans	2,700	4,208
Issued debt instruments	2,462	5,981
Available for sale investments	573	(726)
Loans and accounts receivable from customers	2,891	1,262
Net flows	8,626	10,725

Since the inflows and outflows for both the hedged element and the hedging instrument mirror each other, the hedges are nearly 100% effective, which means that the fluctuations of fair value attributable to risk components are almost completely offset.

During the year, the Bank did not have any cash flow hedges of forecast transactions.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

NOTE 07

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

d)	Below is a presentation of income generated by cash flow hedges amount that were reclassified from other comprehensive income to income for the year:

	For the years ended December 31,
	2015	2014	2013
	MCh$	MCh$	MCh$

Bond hedging derivatives	6	(16)	(33)
Interbank loans hedging derivatives	-	446	1,550

Cash flow hedge net income	6	430	1,517

See Note 23 - Equity, letter e)

e)	Net investment hedges in foreign operations:

As of December 31, 2015 and 2014, the Bank does not have any foreign net investment hedges in its hedge accounting portfolio.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

NOTE 08

INTERBANK LOANS

a)	As of December 31, 2015 and 2014, balances of “Interbank loans” are as follows:

	As of December 31,
	2015	2014
	MCh$	MCh$

Domestic banks
Loans and advances to banks	-	-
Deposits in the Central Bank of Chile	-	-
Non-transferable Chilean Central Bank Bonds	-	-
Other Central Bank of Chile loans	-	-
Interbank loans	14	44
Overdrafts in checking accounts	-	-
Non-transferable domestic bank loans	-	-
Other domestic bank loans	36	-
Allowances and impairment for domestic bank loans	-	-

Foreign Interbank Loans
Interbank loans – Foreign	10,827	11,899
Overdrafts in checking accounts		-
Non-transferable foreign bank deposits		-
Other foreign bank loans		-
Provisions and impairment for foreign bank loans	(1,166)	(1)

Total	9,711	11,942

b)	The amount in each period for provisions and impairment of interbank loans is shown below:

	As of December 31,
	2015			2014
	Domestic banks	Foreign banks	Total	Domestic banks	Foreign banks	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balance as of January 1	-	1	1	-	495	495
Charge-offs	-	-	-	-	-	-
Provisions established	141	1,216	1,357	-	60	60
Provisions released	(141)	(51)	(192)	-	(554)	(554)

Total	-	1,166	1,166	-	1	1

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

NOTE 09

LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS

a)	Loans and accounts receivable from customers

As of December 31, 2015 and 2014, the composition of the loan portfolio is as follows:

As of December 31, 2015	Assets before allowances			Allowances established
	Normal portfolio	Impaired portfolio	Total	Individual allowances	Group allowances	Total	Assets net balance
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans
Commercial loans	8,262,693	722,759	8,985,452	159,635	145,830	305,465	8,679,987
Foreign trade loans	2,077,598	74,972	2,152,570	65,631	1,473	67,104	2,085,466
Checking accounts debtors	221,796	12,927	234,723	2,665	7,204	9,869	224,854
Factoring transactions	270,272	5,375	275,647	5,194	761	5,955	269,692
Leasing transactions	1,430,470	103,722	1,534,192	18,810	6,627	25,437	1,508,755
Other loans and account receivable	121,647	22,128	143,775	4,570	12,801	17,371	126,404
Subtotal	12,384,476	941,883	13,326,359	256,505	174,696	431,201	12,895,158

Mortgage loans
Loans with mortgage finance bonds	42,263	1,765	44,028	-	336	336	43,692
Mortgage mutual loans	131,118	2,987	134,105	-	848	848	133,257
Other mortgage mutual loans	7,243,322	391,395	7,634,717	-	61,243	61,243	7,573,474
Subtotal	7,416,703	396,147	7,812,850	-	62,427	62,427	7,750,423

Consumer loans
Installment consumer loans	2,167,378	302,268	2,469,646	-	215,914	215,914	2,253,732
Credit card balances	1,410,036	24,573	1,434,609	-	43,159	43,159	1,391,450
Leasing transactions	5,383	77	5,460	-	79	79	5,381
Other consumer loans	236,564	4,392	240,956	-	8,355	8,355	232,601
Subtotal	3,819,361	331,310	4,150,671	-	267,507	267,507	3,883,164

Total	23,620,540	1,669,340	25,289,880	256,505	504,630	761,135	24,528,745

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

NOTE 09

LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued

As of December 31, 2014	Assets before allowances			Allowances established
	Normal portfolio	Impaired portfolio	Total	Individual allowances	Group allowances	Total	Assets net balance
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans
Commercial loans	7,674,710	650,239	8,324,949	129,739	139,446	269,185	8,055,764
Foreign trade loans	1,689,242	96,990	1,786,232	55,522	1,278	56,800	1,729,432
Checking accounts debtors	253,704	12,527	266,231	3,552	6,457	10,009	256,222
Factoring transactions	324,388	3,453	327,841	4,143	725	4,868	322,973
Leasing transactions	1,391,370	98,014	1,489,384	16,971	6,763	23,734	1,465,650
Other loans and account receivable	113,722	21,941	135,663	5,925	11,028	16,953	118,710
Subtotal	11,447,136	883,164	12,330,300	215,852	165,697	381,549	11,948,751

Mortgage loans
Loans with mortgage finance bonds	55,040	2,316	57,356	-	353	353	57,003
Mortgage mutual loans	113,741	2,409	116,150	-	552	552	115,598
Other mortgage mutual loans	6,092,647	365,878	6,458,525	-	47,839	47,839	6,410,686
Subtotal	6,261,428	370,603	6,632,031	-	48,744	48,744	6,583,287

Consumer loans
Installment consumer loans	1,989,755	331,020	2,320,775	-	201,931	201,931	2,118,844
Credit card balances	1,335,268	27,319	1,362,587	-	44,050	44,050	1,318,537
Leasing transactions	5,187	83	5,270	-	80	80	5,190
Other consumer loans	224,681	5,062	229,743	-	7,962	7,962	221,781
Subtotal	3,554,891	363,484	3,918,375	-	254,023	254,023	3,664,352

Total	21,263,455	1,617,251	22,880,706	215,852	468,464	684,316	22,196,390

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

NOTE 09

LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued

b)	Portfolio characteristics:

As of December 31, 2015 and 2014 the portfolio before allowances is as follows, by customer’s economic activity:

	Domestic loans (*)		Foreign interbank loans (**)		Total loans		Distribution percentage
	As of December 31		As of December 31,		As of December 31,		As of December 31,
	2015	2014	2015	2014	2015	2014	2015	2014
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	%	%
Commercial loans
Manufacturing	1,171,830	1,126,268	-	-	1,171,830	1,126,268	4.63	4.92
Mining	510,467	428,847	-	-	510,467	428,847	2.02	1.87
Electricity, gas, and water	454,456	567,548	-	-	454,456	567,548	1.80	2.48
Agriculture and livestock	1,019,922	871,247	-	-	1,019,922	871,247	4.03	3.81
Forest	96,069	98,039	-	-	96,069	98,039	0.38	0.43
Fishing	344,496	256,818	-	-	344,496	256,818	1.36	1.12
Transport	876,329	758,339	-	-	876,329	758,339	3.46	3.31
Communications	160,135	167,004	-	-	160,135	167,004	0.63	0.73
Construction	1,462,535	1,365,841	-	-	1,462,535	1,365,841	5.78	5.97
Commerce	3,050,663	2,773,410	10,827	11,899	3,061,490	2,785,309	12.10	12.17
Services	483,516	469,141	-	-	483,516	469,141	1.91	2.05
Other	3,695,991	3,447,842	-	-	3,695,991	3,447,842	14.61	15.06

Subtotal	13,326,409	12,330,344	10,827	11,899	13,337,236	12,342,243	52.71	53.92

Mortgage loans	7,812,850	6,632,031	-	-	7,812,850	6,632,031	30.88	28.97

Consumer loans	4,150,671	3,918,375	-	-	4,150,671	3,918,375	16.41	17.11

Total	25,289,930	22,880,750	10,827	11,899	25,300,757	22,892,649	100.00	100.00

(*)	Includes domestic interbank loans for Ch$ 50 million as of December 31, 2015 (Ch$44 million as of December 31, 2014), see Note 8.

(**)	Includes foreign interbank loans for Ch$ 10,827 million as of December 31, 2015 (Ch$11,899 million as of December 31, 2014), see Note 8.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

NOTE 09

LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued

c)	Impaired Portfolio

i)	As of December 31, 2015 and 2014, the impaired portfolio is as follows:

	As of December 31,
	2015				2014
	Commercial	Mortgage	Consumer	Total	Commercial	Mortgage	Consumer	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Individual impaired portfolio	486,685	-	-	486,685	420,038	-	-	420,038
Non-performing loans (collectively evaluated)	346,868	183,133	113,467	643,468	367,791	179,417	97,119	644,327
Other impaired portfolio	108,330	213,014	217,843	539,187	95,335	191,186	266,365	552,886
Total	941,883	396,147	331,310	1,669,340	883,164	370,603	363,484	1,617,251

ii)	The impaired portfolio with or without guarantee as of December 31, 2015 and 2014 is as follows:

	As of December 31,
	2015				2014
	Commercial	Mortgage	Consumer	Total	Commercial	Mortgage	Consumer	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Secured debt	410,700	362,326	42,244	815,270	408,759	341,860	48,133	798,752
Unsecured debt	531,183	33,821	289,066	854,070	474,405	28,743	315,351	818,499
Total	941,883	396,147	331,310	1,669,340	883,164	370,603	363,484	1,617,251

iii)	The portfolio of non-performing loans as of December 31, 2015 and 2014 is as follows:

	As of December 31,
	2015				2014
	Commercial	Mortgage	Consumer	Total	Commercial	Mortgage	Consumer	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Secured debt	115,733	158,854	9,144	283,731	130,999	157,608	8,292	296,899
Unsecured debt	231,135	24,279	104,323	359,737	236,792	21,809	88,827	347,428
Total	346,868	183,133	113,467	643,468	367,791	179,417	97,119	644,327

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

NOTE 09

LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued

d)	Allowances

The changes in allowance balances during 2015, 2014 and 2013 are as follows:

Activity during 2015	Commercial loans		Mortgage loans	Consumer loans	Total
	Individual	Group	Group	Group
	MCh$	MCh$	MCh$	MCh$	MCh$

Balance as of January 1, 2015	215,852	165,697	48,744	254,023	684,316
Allowances established (1)	124,968	77,723	23,416	145,382	371,489
Allowances released (2)	(46,614)	(17,885)	(7,205)	(18,126)	(89,830)
Allowances released due to charge-off (3)	(37,701)	(50,839)	(2,528)	(113,772)	(204,840)
Balances as of December 31, 2015	256,505	174,696	62,427	267,507	761,135

Activity during 2014	Commercial loans		Mortgage loans	Consumer loans	Total
	Individual	Group	Group	Group
	MCh$	MCh$	MCh$	MCh$	MCh$

Balance as of January 1, 2014	206,377	100,170	43,306	264,585	614,438
Allowances established (1)	52,240	99,648	14,959	129,410	296,257
Allowances released (2)	(15,903)	(7,127)	(6,561)	(38,275)	(67,866)
Allowances released due to charge-off (3)	(26,862)	(26,994)	(2,960)	(101,697)	(158,513)
Balances as of December 31, 2014	215,852	165,697	48,744	254,023	684,316

Activity during 2013	Commercial loans		Mortgage loans	Consumer loans	Total
	Individual	Group	Group	Group
	MCh$	MCh$	MCh$	MCh$	MCh$

Balance as of January 1, 2013	154,702	95,938	35,990	263,259	549,889
Allowances established (1)	92,008	36,724	21,314	155,921	305,967
Allowances released (2)	(22,014)	(11,151)	(9,216)	(35,482)	(77,863)
Allowances released due to charge-off (3)	(18,319)	(21,341)	(4,782)	(119,113)	(163,555)
Balances as of December 31, 2013	206,377	100,170	43,306	264,585	614,438

(1)	Represents gross allowances made in respect of increased risk of loss during the period and loan growth.

(2)	Represents the gross amount of loan loss allowances released during the year as a consequence of reduction in the level of risk existing in the loan portfolio, including as a result of improvement in the credit risk classification of borrowers and loans paid.

(3)	Represents the gross amount of loan loss allowances removed due to charge-off.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

NOTE 09

LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued

e)	Recoveries by type of loan

	For the years ended December 31,
	2015	2014	2013
	MCh$	MCh$	MCh$

Commercial loans	26,032	16,947	14,545
Consumer loans	35,565	36,908	36,004
Residential mortgage loans	6,543	5,122	4,735
Total	68,140	58,977	55,284

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

f)	Allowances established on customer and interbank loans

The following chart shows the balance of allowances established, associated with credits granted to customers and banks:

	As of December 31,
	2015	2014	2013
	MCh$	MCh$	MCh$

Customers loans	371,489	296,257	305,967
Interbank loans	1,357	60	455
Total	372,846	296,317	306,422

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

NOTE 09

LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued

g)	Portfolio by its impaired and non-impaired status.

	As of December 31, 2015
	Non-impaired				Impaired				Portfolio total
	Commercial	Mortgage	Consumer	Total non impaired	Commercial	Mortgage	Consumer	Total impaired	Commercial	Mortgage	Consumer	Total portfolio
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Current portfolio	12,207,967	7,125,404	3,617,676	22,951,047	441,308	146,909	134,700	722,917	12,649,275	7,272,313	3,752,376	23,673,964
Overdue for 1-29 days	98,692	80,621	120,912	300,225	61,626	11,990	45,280	118,896	160,318	92,611	166,192	419,121
Overdue for 30-89 days	77,817	210,678	80,773	369,268	108,743	61,962	59,754	230,459	186,560	272,640	140,527	599,727
Overdue for 90 days or more	-	-	-	-	330,206	175,286	91,576	597,068	330,206	175,286	91,576	597,068

Total portfolio before allowances	12,384,476	7,416,703	3,819,361	23,620,540	941,883	396,147	331,310	1,669,340	13,326,359	7,812,850	4,150,671	25,289,880

Overdue loans (less than 90 days) presented as portfolio percentage	1.43%	3.93%	5.28%	2.83%	18.09%	18.67%	31.70%	20.93%	2.60%	4.68%	7.39%	4.03%

Overdue loans (90 days or more) presented as portfolio percentage.	-	-	-	-	35.06%	44.25%	27.64%	35.77%	2.48%	2.24%	2.21%	2.36%

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

NOTE 09

LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued

	As of December 31, 2014
	Non-impaired				Impaired				Portfolio total
	Commercial	Mortgage	Consumer	Total non impaired	Commercial	Mortgage	Consumer	Total impaired	Commercial	Mortgage	Consumer	Total portfolio
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Current portfolio	11,225,562	5,959,902	3,361,922	20,547,386	374,316	129,185	160,292	663,793	11,599,878	6,089,087	3,522,214	21,211,179
Overdue for 1-29 days	136,012	94,212	116,315	346,539	38,909	18,164	53,921	110,994	174,921	112,376	170,236	457,533
Overdue for 30-89 days	85,562	207,314	76,654	369,530	107,093	51,435	60,676	219,204	192,655	258,749	137,330	588,734
Overdue for 90 days or more	-	-	-	-	362,846	171,819	88,595	623,260	362,846	171,819	88,595	623,260

Total portfolio before allowances	11,447,136	6,261,428	3,554,891	21,263,455	883,164	370,603	363,484	1,617,251	12,330,300	6,632,031	3,918,375	22,880,706

Overdue loans (less than 90 days) presented as portfolio percentage	1.94%	4.82%	5.43%	3.37%	16.53%	18.78%	31.53%	20.42%	2.98%	5.60%	7.85%	4.57%

Overdue loans (90 days or more) presented as portfolio percentage.	-	-	-	-	41.08%	46.36%	24.37%	38.54%	2.94%	2.59%	2.26%	2.72%

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

NOTE 09

LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued

Reconciliation of overdue loans with non-performing loans

	As of December 31, 2015
	Commercial	Mortgage	Consumer	Total
	MCh$	MCh$	MCh$

Overdue loans	330,206	175,286	91,576	597,068
Loans with not overdue but classified as non-performing loans	16,662	7,847	21,891	46,400
Total	346,868	183,133	113,467	643,468

	As of December 31, 2014
	Commercial	Mortgage	Consumer	Total
	MCh$	MCh$	MCh$

Overdue loans	362,846	171,819	88,595	623,260
Loans with not overdue but classified as non-performing loans	4,945	7,598	8,524	21,067
Total	367,791	179,417	97,119	644,327

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

NOTE 10

AVAILABLE FOR SALE INVESTMENTS

As of December 31, 2015 and 2014,detail of instruments deemed as available for sale investments is as follows:

	As of December 31,
	2015	2014
	MCh$	MCh$

Chilean central bank and government securities
Chilean central bank bonds	687,292	381,117
Chilean central bank notes	-	384
Other Chilean central bank and government securities	145,603	353,419
Subtotal	832,895	734,920
Other Chilean securities
Time deposits in Chilean financial institutions	712,859	590,382
Mortgage finance bonds of Chilean financial institutions	29,025	31,693
Chilean financial institution bonds	-	-
Chilean corporate bonds	-	-
Other Chilean securities	-	-
Subtotal	741,884	622,075
Foreign financial securities
Foreign Central Banks and Government securities	-	-
Other foreign financial securities	469,632	294,603
Subtotal	469,632	294,603

Total	2,044,411	1,651,598

As of December 31, 2015 and 2014, the line item Chilean central bank and government securities item includes securities sold under repurchase agreements to clients and financial institutions for Ch$ 72,901 and Ch$ 116,475 million, respectively.

As of December 31, 2015 and 2014, the line item Other Chilean securities includes securities sold to customers and financial institutions under repurchase agreements totaling Ch$ 68,321 and Ch$ 275,675 million, respectively.

As of December 31, 2015 available for sale investments included a cumulative net unrealized loss of Ch$7,093 million, recorded as a “Valuation adjustment” in Equity, distributed between Ch$6,965 million attributable to the equity holders of the Bank and Ch$128 million attributable to non-controlling interest.

As of December 31, 2014 available for sale investments included a cumulative net unrealized profit of Ch$ 21,684 million, recorded as a “Valuation adjustment” in Equity, distributed between a profit of Ch$ 21,680 million attributable to the equity holders of the Bank and a profit of Ch$ 4 million attributable to non-controlling interest.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

NOTE 10

AVAILABLE FOR SALE INVESTMENTS, continued

Gross profits and losses realized on the sale of available for sale investments as of December 31, 2015, 2014 and 2013, are as follows:

	For the years ended December 31,
	2015	2014	2013
	MCh$	MCh$	MCh$

Sale of available for sale investments generating realized profits	2,627,490	2,064,836	3,826,358
Realized profits	22,473	6,079	9,326
Sale of available for sale investments generating realized losses	346,450	92,620	388,401
Realized losses	72	64	1,098

The Bank evaluated those instruments with unrealized losses as of December 31, 2015 and 2014 and concluded they were not impaired. This review consisted of evaluating the economic reasons for any declines, the credit ratings of the securities’ issuers, and the Bank’s intention and ability to hold the securities until the unrealized loss is recovered. Based on this analysis, the Bank believes that there were no significant or prolonged declines nor changes in credit risk which would cause impairment in its investment portfolio, since most of the decline in fair value of these instruments was caused by market conditions which the Bank considers to be temporary. All of the instruments that have unrealized losses as of December 31, 2015 and 2014, were not in a continuous unrealized loss position for more than one year.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

NOTE 10

AVAILABLE FOR SALE INVESTMENTS, continued

The following charts show the available for sale investments cumulative unrealized profit and loss, as of December 31, 2015 and 2014:

As of December 31, 2015:

	Less than 12 months				More than 12 months				Total
	Amortized cost	Fair value	Unrealized profit	Unrealized loss	Amortized cost	Fair value	Unrealized profit	Unrealized loss	Amortized cost	Fair value	Unrealized profit	Unrealized loss
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Chilean central bank and government securities
Chilean central bank Bonds	692,559	687,292	280	(5,547)	-	-	-	-	692,559	687,292	280	(5,547)
Chilean central bank Notes	-	-	-	-	-	-	-	-	-	-	-	-
Other Chilean central bank and government securities	145,778	145,603	541	(716)	-	-	-	-	145,778	145,603	541	(716)
Subtotal	838,337	832,895	821	(6,263)	-	-	-	-	838,337	832,895	821	(6,263)

Other Chilean securities
Time deposits in Chilean financial institutions	713,172	712,859	44	(357)	-	-	-	-	713,172	712,859	44	(357)
Mortgage finance bonds of Chilean financial institutions	28,726	29,025	325	(26)	-	-	-	-	28,726	29,025	325	(26)
Chilean financial institution bonds	-	-	-	-	-	-	-	-	-	-	-	-
Chilean corporate bonds	-	-	-	-	-	-	-	-	-	-	-	-
Other Chilean securities	-	-	-	-	-	-	-	-	-	-	-	-
Subtotal	741,898	741,884	369	(383)	-	-	-	-	741,898	741,884	369	(383)

Foreign financial securities
Foreign central banks and government securities	-	-	-	-	-	-	-	-	-	-	-	-
Other foreign financial securities	471,269	469,632	1,577	(3,214)	-	-	-	-	471,269	469,632	1,577	(3,214)
Subtotal	471,269	469,632	1,577	(3,214)	-	-	-	-	471,269	469,632	1,577	(3,214)

Total	2,051,504	2,044,411	2,767	(9,860)	-	-	-	-	2,051,504	2,044,411	2,767	(9,860)

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

NOTE 10

AVAILABLE FOR SALE INVESTMENTS, continued

As of December 31, 2014:

	Less than 12 months				More than 12 months				Total
	Amortized cost	Fair value	Unrealized profit	Unrealized loss	Amortized cost	Fair value	Unrealized profit	Unrealized loss	Amortized cost	Fair value	Unrealized profit	Unrealized loss
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Chilean central bank and government securities
Chilean central bank Bonds	370,858	381,117	10,297	(38)	-	-	-	-	370,858	381,117	10,297	(38)
Chilean central bank notes	385	384	-	(1)	-	-	-	-	385	384	-	(1)
Other Chilean central bank and government securities	343,847	353,419	9,572	-	-	-	-	-	343,847	353,419	9,572	-
Subtotal	715,090	734,920	19,869	(39)	-	-	-	-	715,090	734,920	19,869	(39)

Other Chilean securities
Time deposits in Chilean financial institutions	592,398	590,382	600	(2,616)	-	-	-	-	592,398	590,382	600	(2,616)
Mortgage finance bonds of Chilean financial institutions	31,693	31,693	218	(218)	-	-	-	-	31,693	31,693	218	(218)
Chilean financial institution bonds	-	-	-	-	-	-	-	-	-	-	-	-
Chilean corporate bonds	-	-	-	-	-	-	-	-	-	-	-	-
Other Chilean securities	-	-	-	-	-	-	-	-	-	-	-	-
Subtotals	624,091	622,075	818	(2,834)	-	-	-	-	624,091	622,075	818	(2,834)

Foreign financial securities
Foreign central banks and government securities	-	-	-	-	-	-	-	-	-	-	-	-
Other foreign financial securities	290,733	294,603	3,870	-	-	-	-	-	290,733	294,603	3,870	-
Subtotal	290,733	294,603	3,870	-	-	-	-	-	290,733	294,603	3,870	-

Total	1,629,914	1,651,598	24,557	(2,873)	-	-	-	-	1,629,914	1,651,598	24,557	(2,873)

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

NOTE 11

INVESTMENTS IN ASSOCIATES AND OTHER COMPANIES

a)	The Consolidated Statements of Financial Position reflect investments in associates and other companies amounting to Ch$ 20,309 million as of December 31, 2015, Ch$ 17,914 million as of December 31, 2014 and Ch$ 9,681 million as of December 31, 2013, as shown in the following table:

	Investment
	Ownership interest As of December 31			Investment value As of December 31,			Profit and loss As of December 31,
	2015	2014	2013	2015	2014	2013	2015	2014	2013
	%	%	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Company
Redbanc S.A.	33.43	33.43	33.43	1,876	1,725	1,513	215	211	139
Transbank S.A. (1)	25.00	25.00	25.00	10,201	8,646	1,309	1,256	1,022	9
Centro de Compensación Automatizado	33.33	33.33	33.33	1,105	894	673	212	220	125
Sociedad Interbancaria de Depósito de Valores S.A.	29.29	29.29	29.28	794	745	585	213	170	112
Cámara de Compensación de Alto Valor S.A. (2)	14.23	14.14	14.14	768	709	673	127	107	63
Administrador Financiero del Transantiago S.A.	20.00	20.00	20.00	2,552	2,229	1,947	323	282	732
Sociedad Nexus S.A.	12.90	12.90	12.90	1,290	1,123	972	225	195	145
Servicios de Infraestructura de Mercado OTC S.A.	11.11	11.11	11.11	1,138	1,258	1,424	(115)	(172)	(16)
Subtotal				19,724	17,329	9,096	2,456	2,035	1,309
Shares or rights in other companies (*)
Bladex				136	136	136	25	20	16
Stock Exchanges				417	425	417	107	110	97
Others				32	24	32	-	-	-
Total				20,309	17,914	9,681	2,588	2,165	1,422

(*)	Investments in associates and other companies do not have market prices

(1)	A capital increase was agreed in the Transbank’s Extraordinary Shareholders’ Meeting held in April 2015. Banco Santander participated in proportion to its ownership share (25%).

(2)	In October 2015, HSBC Bank Chile sold its participation in Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A. to Banco Santander. This transaction increased the Bank’s participation to 14.23%. See Note 1.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

NOTE 11

INVESTMENTS IN ASSOCIATES AND OTHER COMPANIES, continued

b)	Summary of financial information of associates as of and for the years ended December 31, 2015, 2014 and 2013:

As of December 31,
	2015				2014				2013
				Net income				Net income				Net income
	Assets	Liabilities	Equity		Assets	Liabilities	Equity		Assets	Liabilities	Equity
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Centro de Compensación Automatizado	5,148	1,897	2,616	635	3,731	1,117	1,953	661	2,994	1,012	1,606	376
Redbanc S.A.	20,296	14,877	4,777	642	19,215	14,246	4,336	633	18,023	13,622	3,984	417
Transbank S.A.	601,627	561,325	35,278	5,024	535,507	501,330	30,088	4,089	483,004	477,772	5,196	36
Sociedad Interbancaria de Depósito de Valores S.A.	2,714	58	2,093	563	2,715	314	1,863	538	2,113	20	1,711	382
Sociedad Nexus S.A.	23,153	13,682	7,730	1,741	14,438	6,185	6,745	1,508	13,309	6,112	6,075	1,122
Servicios de Infraestructura de Mercado OTC S.A.	17,631	7,800	10,869	(1,038)	12,001	1,094	12,603	(1,696)	14,608	3,188	11,560	(140)
Administrador Financiero del Transantiago S.A.	42,518	29,760	11,145	1,613	70,302	59,157	9,737	1,408	63,981	54,244	6,076	3,661
Cámara de Compensación de Alto Valor S.A.	5,730	775	4,066	889	5,278	636	3,901	741	5,435	906	4,085	444
Total	718,817	630,174	78,574	10,069	663,187	584,079	71,226	7,882	603,467	556,876	40,293	6,298

c)	Restrictions over the ability of associated companies to transfer funds to investors.

There are no significant restrictions regarding the capacity of associates to transfer funds, whether in cash dividends, refund of loans, or advance payments to the Bank.

d)	Activity with respect to investments in other companies during 2015, 2014 and 2013, is as follows:

	As of December 31,
	2015	2014	2013
	MCh$	MCh$	MCh$

Opening balance as of January 1,	17,914	9,681	7,614
Acquisition of investments (*)	302	6,313	1,440
Sale of investments	-	-	-
Participation in income	2,588	2,165	1,422
Dividends received	(278)	(119)	(663)
Other equity adjustments	(217)	(126)	(132)

Total	20,309	17,914	9,681

(*)	See reference (1) of part a) of this note.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

NOTE 12

INTANGIBLE ASSETS

a)	As of December 31, 2015 and 2014, the composition of intangible assets is as follows:

				As of December 31, 2015
	Years of useful life	Average remaining useful life	Net opening balance as of January 1, 2015	Gross balance	Accumulated amortization	Net balance
			MCh$	MCh$	MCh$	MCh$

Licenses	3	2	2,006	10,932	(8,872)	2,060
Software development	3	2	38,977	259,500	(210,423)	49,077

Total			40,983	270,432	(219,295)	51,137

				As of December 31, 2014
	Years of useful life	Average remaining useful life	Net opening balance as of January 1, 2014	Gross balance	Accumulated amortization	Net balance
			MCh$	MCh$	MCh$	MCh$

Licenses	3	2	2,197	10,441	(8,435)	2,006
Software development	3	2	64,506	232,418	(193,441)	38,977

Total			66,703	242,859	(201,876)	40,983

b)	The changes in the value of intangible assets during the periods ended December 31, 2015 and December 31, 2014 is as follows:

b.1)	Gross balance

Gross balances	Licenses	Software development	Total
	MCh$	MCh$	MCh$

Balances as of January 1, 2015	10,441	232,418	242,859
Acquisitions	491	27,082	27,573
Disposals and impairment	-	-	-
Other	-	-	-
Balances as of December 31, 2015	10,932	259,500	270,432

Balances as of January 1, 2014	9,955	242,023	251,978
Acquisitions	486	26,951	27,437
Disposals and impairment	-	(36,556)	(36,556)
Other	-	-	-
Balances as of December 31, 2014	10,441	232,418	242,859

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

NOTE 12

INTANGIBLE ASSETS, continued

b.2)	Accumulated amortization

Accumulated amortization	Licenses	Software development	Total
	MCh$	MCh$	MCh$

Balances as of January 1, 2015	(8,435)	(193,441)	(201,876)
Year’s amortization	(437)	(16,982)	(17,419)
Other changes	-	-	-
Balances as of December 31, 2015	(8,872)	(210,423)	(219,295)

Balances as of January 1, 2014	(7,758)	(177,517)	(185,275)
Year’s amortization	(677)	(15,924)	(16,601)
Other changes	-	-	-
Balances as of December 31, 2014	(8,435)	(193,441)	(201,876)

c)	The Bank has no restriction on intangible assets as of December 31, 2015 and 2014. Additionally, the intangibles assets have not been pledged as guarantee for fulfillment of financial liabilities. Also, the Bank has no debt related to Intangible assets as of those dates.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

NOTE 13

PROPERTY, PLANT, AND EQUIPMENT

a)	As of December 31, 2015 and 2014, the composition of property, plant, and equipment balances are composed as follows:

		As of December 31, 2015
	Net opening balance as of January 1, 2015	Gross balance	Accumulated depreciation	Net balance
	MCh$	MCh$	MCh$	MCh$

Land and buildings	142,596	237,449	(79,015)	158,434
Equipment	49,100	137,621	(77,713)	59,908
Ceded under operating leases	4,250	4,888	(650)	4,238
Other	15,615	51,482	(33,403)	18,079
Total	211,561	431,440	(190,781)	240,659

		As of December 31, 2014
	Net opening balance as of January 1, 2014	Gross balance	Accumulated depreciation	Net balance
	MCh$	MCh$	MCh$	MCh$

Land and buildings	128,119	209,668	(67,072)	142,596
Equipment	38,841	108,416	(59,316)	49,100
Ceded under operating leases	4,329	4,888	(638)	4,250
Other	8,926	43,499	(27,884)	15,615
Total	180,215	366,471	(154,910)	211,561

b)	The changes in the value of property, plant, and equipment as of December 31, 2015 and December 31, 2014 is as follows:

b.1)	Gross balance

2015	Land and buildings	Equipment	Ceded under operating leases	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2015	209,668	108,416	4,888	43,499	366,471
Additions	27,781	29,282	-	8,048	65,111
Disposals	-	(56)	-	(65)	(121)
Impairment due to damage	-	(21)	-	-	(21)
Other	-	-	-	-	-
Balances as of December 31, 2015	237,449	137,621	4,888	51,482	431,440

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

NOTE 13

PROPERTY, PLANT, AND EQUIPMENT, continued

2014	Land and buildings	Equipment	Ceded under operating leases	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2014	184,711	85,857	4,888	32,207	307,663
Additions	24,957	22,785	-	11,346	59,088
Disposals	-	(118)	-	(54)	(172)
Impairment due to damage	-	(108)	-	-	(108)
Other	-	-	-	-	-
Balances as of December 31, 2014	209,668	108,416	4,888	43,499	366,471

b.2)	Accumulated depreciation

2015	Land and buildings	Equipment	Ceded under operating leases	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2015	(67,073)	(59,316)	(638)	(27,883)	(154,910)
Depreciation charges in the period	(11,966)	(18,417)	(12)	(5,800)	(36,195)
Sales and disposals in the period	24	20	-	280	324
Transfers	-	-	-	-	-
Other	-	-	-	-	-
Balances as of December 31, 2015	(79,015)	(77,713)	(650)	(33,403)	(190,781)

2014	Land and buildings	Equipment	Ceded under operating leases	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2014	(56,592)	(47,016)	(559)	(23,281)	(127,448)
Depreciation charges in the period	(10,483)	(12,331)	(79)	(4,678)	(27,571)
Sales and disposals in the period	2	31	-	76	109
Transfers	-	-	-	-	-
Other	-	-	-	-	-
Balances as of December 31, 2014	(67,073)	(59,316)	(638)	(27,883)	(154,910)

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

NOTE 13

PROPERTY, PLANT, AND EQUIPMENT, continued

c)	Operational leases – lessor

As of December 31, 2015 and 2014, the future minimum lease cash inflows under non-cancellable operating leases are as follows:

	As of December 31,
	2015	2014
	MCh$	MCh$

Due within 1 year	465	453
Due after 1 year but within 2 years	1,057	1,140
Due after 2 years but within 3 years	465	278
Due after 3 years but within 4 years	462	278
Due after 4 years but within 5 years	440	276
Due after 5 years	2,322	1,755

Total	5,211	4,180

d)	Operational leases – lessee

Certain Bank’s premises and equipment are leased under various operating leases. Future minimum rental payments under non-cancellable leases are as follows:

	As of December 31,
	2015	2014
	MCh$	MCh$

Due within 1 year	22,303	19,225
Due after 1 year but within 2 years	20,862	17,509
Due after 2 year but within 3 years	19,499	16,416
Due after 3 years but within 4 years	17,215	15,206
Due after 4 years but within 5 years	14,154	13,012
Due after 5 years	55,561	58,213

Total	149,594	139,581

e)	As of December 31, 2015 and 2014, the Bank has no financial leases which cannot be unilaterally rescinded.

f)	The Bank has no restriction on property, plant and equipment as of December 31, 2015 and 2014. Additionally, the property, plant and equipment have not been provided as guarantees of financial liabilities. The Bank has no debt in connection with property, plant and equipment.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

NOTE 14

CURRENT AND DEFERRED TAXES

a)	Current taxes

As of December 31, 2015 and 2014, the Bank recognizes taxes payable (recoverable), which is determined based on the currently applicable tax legislation. This amount is recorded net of recoverable taxes, and is shown as follows:

	As of December 31,
	2015	2014
	MCh$	MCh$

Summary of current tax liabilities (assets)
Current tax (assets)	-	(2,241)
Current tax liabilities	17,796	1,077

Total tax payable (recoverable)	17,796	(1,164)

(Assets) liabilities current taxes detail (net)
Income tax, tax rate(*)	121,775	122,150
Minus:
Provisional monthly payments	(96,319)	(115,743)
Credit for training expenses	(1,851)	(1,764)
Land taxes leasing	(3,853)	(3,357)
Grant credits	(1,326)	(1,587)
Other	(630)	(863)

Total tax payable (recoverable)	17,796	(1,164)

(*)The tax rate is 22.5% for 2015 and 21% for 2014.

b)	Effect on income

The effect of tax expense on income for the years ended December 31, 2015 and 2014 is comprised of the following items:

	As of December 31,
	2015	2014
	MCh$	MCh$

Income tax expense
Current tax	121,775	122,150

Credits (debits) for deferred taxes
Origination and reversal of temporary differences	(45,672)	(72,244)
Subtotals	76,103	49,906
Tax for rejected expenses (Article No.21)	340	746
Other	(48)	398
Net charges for income tax expense	76,395	51,050

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

NOTE 14

CURRENT AND DEFERRED TAXES, continued:

c)	Effective tax rate reconciliation

The reconciliation between the income tax rate and the effective rate applied in determining tax expenses as of December 31, 2015 and 2014, is as follows:

	As of December 31,
	2015		2014
	Tax rate	Amount	Tax rate	Amount
	%	MCh$	%	MCh$

Tax calculated over profit before tax	22.50	118,828	21.00	131,657
Permanent differences	(5.42)	(28,630)	(6.18)	(38,724)
Single penalty tax (rejected expenses)	0.06	340	0.12	746
Effect of tax reform changes on deferred tax	(2.01)	(10,600)	(6.26)	(39,262)
Real estate taxes	(0.73)	(3,853)	(0.54)	(3,357)
Other	0.06	310	-	(10)
Effective rates and expenses for income tax	14.46	76,395	8.14	51,050

d)	Effect of deferred taxes on comprehensive income

Below is a summary of the separate effect of deferred tax on other comprehensive income, showing the asset and liability balances, for the years ended December 31, 2015 and 2014:

	As of December 31,
	2015	2014
	MCh$	MCh$

Deferred tax assets
Available for sale investments	1,751	24
Cash flow hedges	(155)	(2,252)
Total deferred tax assets recognized through other comprehensive income	1,596	(2,228)

Deferred tax liabilities
Available for sale investments	(155)	(4,578)
Cash flow hedges	(1,785)	-
Total deferred tax liabilities recognized through other comprehensive income	(1,940)	(4,578)

Net deferred tax balances in equity	(344)	(6,806)

Deferred taxes in equity attributable to equity holders of the Bank	(373)	(6,805)
Deferred tax in equity attributable to non-controlling interests	29	(1)

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

NOTE 14

CURRENT AND DEFERRED TAXES, continued

e)	Effect of deferred taxes on income

As of December 31, 2015 and 2014, the Bank has recorded effects for deferred taxes in the financial statements.

Below are the effects of deferred taxes on assets, liabilities and income:

	As of December 31,
	2015	2014
	MCh$	MCh$
Deferred tax assets
Interests and adjustments	10,962	10,999
Non-recurring charge-offs	7,839	7,988
Assets received in lieu of payment	1,686	981
Property, plant and equipment	5,408	5,154
Allowance for loan losses	139,777	118,480
Provision for expenses	47,218	25,752
Derivatives	7,481	9,939
Leased assets	69,244	73,886
Subsidiaries tax losses	7,705	7,887
Valuation of investments	9,800	4,895
Other	11,811	8,385
Total deferred tax assets	318,931	274,346

Deferred tax liabilities
Depreciation	(355)	(395)
Other	(1,611)	(2,658)
Total deferred tax liabilities	(1,966)	(3,053)

f)	Summary of deferred tax assets and liabilities

Below is a summary of the deferred taxes impact on equity and income.

	As of December 31,
	2015	2014
	MCh$	MCh$

Deferred tax assets
Recognized through other comprehensive income	1,596	(2,228)
Recognized through profit or loss	318,931	274,346
Total deferred tax assets	320,527	272,118

Deferred tax liabilities
Recognized through other comprehensive income	(1,940)	(4,578)
Recognized through profit or loss	(1,966)	(3,053)
Total deferred tax liabilities	(3,906)	(7,631)

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

NOTE 15

OTHER ASSETS

Other assets item includes the following:

	As of December 31,
	2015	2014
	MCh$	MCh$

Assets for leasing (*)	35,519	66,656

Assets received or awarded in lieu of payment
Assets received in lieu of payment	15,892	13,354
Assets awarded at judicial sale	14,938	12,055
Provision on assets received in lieu of payment or awarded	(5,873)	(3,561)
Subtotal	24,957	21,848

Other assets
Guarantee deposits (margin accounts)	649,325	436,717
Gold investments	443	422
VAT credit	9,468	11,579
Income tax recoverable	35,925	38,674
Prepaid expenses	192,894	204,626
Assets recovered from leasing for sale	2,214	1,042
Pension plan assets	1,875	1,857
Accounts and notes receivable	36,566	47,153
Notes receivable through brokerage and simultaneous transactions	52,798	53,142
Other receivable assets	11,379	10,251
Other assets	46,811	33,994
Subtotal	1,039,698	839,457

Total	1,100,174	927,961

(*)	Assets available to be granted under the financial leasing agreements.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

NOTE 16

TIME DEPOSITS AND OTHER TIME LIABILITIES

As of December 31, 2015 and 2014, the composition of the line item time deposits and other liabilities is as follows:

	As of December 31,
	2015	2014
	MCh$	MCh$

Deposits and other demand liabilities
Checking accounts	5,875,992	5,131,130
Other deposits and demand accounts	577,077	554,785
Other demand liabilities	903,052	794,582

Total	7,356,121	6,480,497

Time deposits and other time liabilities
Time deposits	12,065,697	10,303,167
Time savings account	113,562	107,599
Other time liabilities	3,508	3,174

Total	12,182,767	10,413,940

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

NOTE 17

INTERBANK BORROWINGS

As of December 31, 2015 and 2014 the line item Interbank borrowings is as follows:

	As of December 31,
	2015	2014
	MCh$	MCh$
Loans from financial institutions and the Central Bank of Chile
Other obligations with Central Bank of Chile	4	94
Subtotal	4	94
Loans from domestic financial institutions	-	66,006
Loans from foreign financial institutions
Citibank N.A. - New York	272,572	177,246
Mizuho Corporate Bank	260,042	192,522
Sumitomo Mitsui Banking Corporation	169,906	-
Standard Chartered Bank - New York	141,738	206,471
Wells Fargo Bank N.A. – New York	106,328	140,060
Bank of America	70,890	15,331
The Bank of Nova Scotia	60,206	-
The Bank of New York Mellon	52,393	12,184
Barclays Bank PLC London	35,391	-
NTT Docomo Inc.	35,133	-
Wachovia Bank N.A.- Miami	26,668	299
Zurcher Kantonal Bank	21,257	-
European Investment Bank	14,808	12,702
Corporación Andina de Fomento	14,162	-
Banco Santander – Brasil S.A.	7,619	2,459
Banco Santander – Hong Kong	5,106	1,959
Standard Chartered Bank	1,464	-
Bank of China	1,174	737
Unicrédito Italiano - New York	863	225
China Construcción Bank	585	-
Deutsche Bank A.G.- New York	573	269
Banco do Brasil S.A. – London	496	249
Bank of Tokio Mitsubishi	474	-
BNP Paribas S.A.	435	-
ING Bank N.V. - Vienna	303	267
First Union National Bank	290	276
Banca Commerciale Italiana S. P.	280	47
Caixa D’Estalvis i Pensions	243	-
Taipei Bank	214	-
Shinhan Bank	200	-
Banco Bradesco S.A.	177	93
Commerzbank A.G. – Frankfurt	175	425
Commerzbank A.G. – Miami	-	6,097
Shanghai Pudong Development	167	-
Banco de Occidente	162	123
Banco de Sabadell S.A.	147	17
Banco Bilbao Vizcaya Argentaria	144	-
Banco Espirito Santo S.A.	142	-
Banco Itaú – Paraguay S.A.	135	1,156
Hua Nan Commercial Bank Ltd.	130	-
Banco del Pichincha	124	-
Fifth Third Bank	123	-
Banca Monte dei Paschi di Siena	123	-
Danske Bank	113	-
Banco Santander – Madrid	112	369
China Guangfa Bank Co. Ltd.	103	-
Finans Bank S.A.	101	-
Banco Surinvest S.A.	96	-
Casa di Risparmo de Padova ER	85	-
Korea Exchange Bank	83	-
J.P. Morgan Chase Bank N.A. - New York	80	385
Kasikom Bank Public Co. Ltd.	79	-
Woori Bank	75	-
Citic Industrial Bank	71	-
Banca Popolare d Vicenza SCPa	68	174
Banco de Crédito del Perú	67	-
Taiwan Business Bank	64	-
Hanvit Bank	61	-

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

NOTE 17

INTERBANK BORROWINGS, continued

	As of December 31
	2015	2014
	MCh$	MCh$
Loans from foreign financial institutions
Bank Mandiri (Persero)	60	-
Banco Popular Español S.A.	59	-
Citibank El Cairo	57	-
Habib Bank	37	-
U.S. Bank	37	1,193
Nordea Bank Danmark	34	-
Banca Nazionale del Lavoro S.P.	30	26
Turk Ekonomi Bank A.S.	29	-
Chang Hwa Commercial Bank Ltd.	28	-
Bank of Taiwan	28	-
Punjab National Bank	26	-
Hang Seng Bank Ltd.	26	-
State Bank of India	25	-
The Toronto Dominion Bank – Toronto	21	73,110
Banco Interamericano de Finanzas	21	-
BBVA Banco Francés S.A.	21	210
Turkiye Halk Bankasi	-	22
Banque Generale Du Luxembourg	-	237
National Westminster Bank PLC	-	145
Yapi Ve KrediI Bankasi A.S.	-	363
Banco Sudameris Paraguay S.A.	-	308
Banco Interamericano del Desarrollo	-	121,575
Bank of Montreal – Toronto	-	103,439
HSBC Bank of New York	-	30,430
Canadian Imperial Bank of Comm	-	24,341
National Bank of Abu Dhabi	-	18,235
KFW IPEX Bank GMBH	-	12,184
Standard Chartered Bank - Hong Kong	-	4,851
Standard Chartered Bank	-	228
HSBC Bank USA	-	391
Other	2,211	2,071
Subtotal	1,307,570	1,165,501
Total	1,307,574	1,231,601

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

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

The outstanding amounts owed to the Central Bank of Chile under these credit lines are as follows:

	As of December 31,
	2015	2014
	MCh$	MCh$

Totals Line of credit for renegotiation with Central Bank of Chile	4	94

b)	Loans from domestic financial institutions

These obligations’ maturities are as follows:

	As of December 31,
	2015	2014
	MCh$	MCh$

Due within 1 year	-	66,006
Due within 1 and 2 year	-	-
Due within 2 and 3 year	-	-
Due within 3 and 4 year	-	-
Due after 5 years	-	-

Total loans from domestic financial institutions	-	66,006

c)	Foreign obligations

	As of December 31,
	2015	2014
	MCh$	MCh$

Due within 1 year	868,593	717,416
Due within 1 and 2 year	352,345	242,863
Due within 2 and 3 year	35,390	192,522
Due within 3 and 4 year	35,133	-
Due after 5 years	16,109	12,700

Total loans from foreign financial institutions	1,307,570	1,165,501

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

NOTE 18

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES

As of December 31, 2015 and 2014, composition of this item is as follows:

	As of December 31,
	2015	2014
	MCh$	MCh$

Other financial liabilities
Obligations to public sector	63,921	65,843
Other domestic obligations	152,247	136,021
Foreign obligations	4,359	3,261
Subtotals	220,527	205,125
Issued debt instruments
Mortgage finance bonds	62,858	81,509
Senior bonds	5,041,636	4,868,487
Mortgage bond	107,582	109,200
Subordinated bonds	745,019	725,916
Subtotals	5,957,095	5,785,112

Total	6,177,622	5,990,237

Debts classified as current are either demand obligations or will mature in one year or less. All other debts are classified as non-current. The Bank’s debts, both current and non-current, are summarized below:

	As of December 31, 2015
	Current	Non-current	Total
	MCh$	MCh$	MCh$

Mortgage finance bonds	5,544	57,314	62,858
Senior bonds	796,012	4,245,624	5,041,636
Mortgage bond	4,063	103,519	107,582
Subordinated bonds	6,583	738,436	745,019
Issued debt instruments	812,202	5,144,893	5,957,095

Other financial liabilities	136,172	84,355	220,527

Total	948,374	5,229,248	6,177,622

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

NOTE 18

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

	As of December 31, 2014
	Current MCh$	Non-current MCh$	Total MCh$

Mortgage finance bonds	6,561	74,948	81,509
Senior bonds	1,166,602	3,701,885	4,868,487
Mortgage bond	3,778	105,422	109,200
Subordinated bonds	10,451	715,465	725,916
Issued debt instruments	1,187,392	4,597,720	5,785,112

Other financial liabilities	120,549	84,576	205,125

Total	1,307,941	4,682,296	5,990,237

a)	Mortgage finance bonds

These bonds are used to finance mortgage loans. Their principal amounts are amortized on a quarterly basis. The range of maturities of these bonds is between five and twenty years. Loans are indexed to UF and create a yearly interest yield of 5.95% as of December 31, 2015 (5.83% as of December 31, 2014).

	As of December 31,
	2015 MCh$	2014 MCh$

Due within 1 year	5,544	6,561
Due after 1 year but within 2 years	6,237	6,971
Due after 2 year but within 3 years	8,000	8,282
Due after 3 year but within 4 years	5,211	10,366
Due after 4 year but within 5 years	5,005	6,198
Due after 5 years	32,861	43,131
Total mortgage bonds	62,858	81,509

b)	Senior bonds

The following table shows senior bonds by currency:

	As of December 31,
	2015 MCh$	2014 MCh$

Santander bonds in UF	2,179,643	1,797,438
Santander bonds in USD	1,625,150	2,191,347
Santander bonds in CHF	535,448	443,186
Santander bonds in Ch$	475,075	236,025
Santander bonds in CNY	-	-
Current bonds in AUD	62,066	62,472
Santander bonds in JPY	164,254	138,019
Total senior bonds	5,041,636	4,868,487

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

NOTE 18

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

i.	Placement of senior bonds:

In 2015, the Bank issued bonds for UF 22,000,000; CLP 200,000,000,000; CHF 150,000,000; and JPY 1,200,000,000 detailed as follows:

Series	Currency	Amount	Term	Issuance rate	Series approval date	Series maximum amount	Maturity date
SG Series	UF	3,000,000	12 years	3.30% per annum simple	11-01-2014	UF 3,000,000	11-01-2025
SF Series	UF	3,000,000	5 years	3.00% per annum simple	11-01-2014	UF 3,000,000	04-01-2020
SB Series	UF	2,000,000	5 years	2.65% per annum simple	07-01-2014	UF 2,000,000	07-01-2019
BSTDP6 Series	UF	3,000,000	5 years	2.25% per annum simple	03-01-2015	UF 3,000,000	03-01-2020
BSTDP7 Series	UF	3,000,000	8 years	2.40% per annum simple	03-01-2015	UF 3,000,000	09-01-2022
BSTDP8 Series	UF	3,000,000	6 years	2.25% per annum simple	03-01-2015	UF 3,000,000	09-01-2021
BSTDP9 Series	UF	2,000,000	6 years	2.60% per annum simple	03-01-2015	UF 5,000,000	09-01-2025
BSTDSA0714 Series	UF	3,000,000	10 years	3.00% per annum simple	07-01-2014	UF 5,000,000	07-01-2024
UF Total	UF	22,000,000
BSTDP2 Series	CLP	100,000,000,000	5 years	5.20% per annum simple	01-01-2015	CLP 100,000,000,000	03-01-2020
BSTDP4 Series	CLP	100,000,000,000	5 years	4.80% per annum simple	03-01-2015	CLP 150,000,000,000	03-01-2020
CLP Total	CLP	200,000,000,000
CHF fixed rate bond	CHF	150,000,000	7 years	0.38% quarterly	05-19-2015	CHF 150,000,000	05-19-2022
CHF Total	CHF	150,000,000
JPY Current Bond	JPY	1,200,000,000	5 years	0.42% biannually	12-17-2015	JPY 1,200,000,000	12-17-2020
JPY Total	JPY	1,200,000,000

During 2015, the Bank performed a partial repurchase of the following bond:

Date	Type	Amount

12-01-2015	Senior	USD 19,000,000

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

NOTE 18

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

In 2014, the Bank issued bonds for UF11,400,000; CLP 75,000,000,000; CHF 300,000,000; USD 750,000,000; AUD 125,000,000 and JPY 27,300,000,000 detailed as follows:

Series	Currency	Amount	Term	Issuance rate	Series approval date	Series maximum amount	Maturity date
EB Series	UF	2,000,000	5 years	3.5% per annum simple	02-21-2014	UF 2,000,000	10-01-2018
ED Series	UF	2,000,000	7 years	3.5% per annum simple	08-28-2014	UF 2,000,000	01-01-2021
EF Series	UF	2,400,000	10 years	3.40% biannually	10-29-2014	UF 2,400,000	01-01-2024
SB Series	UF	3,000,000	5 years	2.65% biannually	12-11-2014	UF 3,000,000	07-01-2019
SA Series	UF	2,000,000	10 years	3.00% biannually	12-16-2014	UF 2,000,000	01-01-2024
UF Total	UF	11,400,000
EA Series	CLP	25,000,000,000	5 years	6.2% per annum simple	02-22-2014	CLP 25,000,000,000	09-01-2018
SE Series	CLP	50,000,000,000	5 years	5.50% per annum simple	11-21-2014	CLP 50,000,000,000	07-01-2019
CLP Total	CLP	75,000,000,000
CHF Bond	CHF	300,000,000	3 years	1% per annum simple	01-31-2014	CHF 300,000,000	07-31-2017
CHF Total	CHF	300,000,000
DN Current Bond	USD	250,000,000	5 years	Libor (3 months) + 75 bp	02-19-2014	USD 250,000,000	02-19-2019
Floating Bond	USD	500,000,000	5 years	Libor (3 months) + 90 bp	04-15-2014	USD 500,000,000	04-11-2017
USD Total	USD	750,000,000
AUD Bond	AUD	125,000,000	3 years	4.5% per annum simple	03-13-2014	AUD 125,000,000	03-13-2017
AUD Total	AUD	125,000,000
JPY Floating Bond	JPY	6,600,000,000	3 years	Libor (3 months) + 65 bp	04-24-2014	JPY 6,600,000,000	04-24-2017
JPY Current Bond	JPY	2,000,000,000	3 years	0.72% per annum simple	04-24-2014	JPY 2,000,000,000	04-24-2017
JPY Current Bond	JPY	18,700,000,000	5 years	0.97% per annum simple	04-24-2014	JPY 18,700,000,000	04-24-2019
JPY Total	JPY	27,300,000,000

During 2014, the Bank repurchased bonds for CLP 118,409,000,000 and UF 6,000,000.

ii.	Nominal bonds to be placed:

As of December 31, 2015, there are no outstanding amounts of bonds, not previously authorized, to be placed.

iii.	The maturities of senior bonds are as follows:

	As of December 31,
	2015 MCh$	2014 MCh$

Due within 1 year	796,012	1,166,602
Due after 1 year but within 2 years	1,147,138	646,380
Due after 2 year but within 3 years	415,914	1,037,521
Due after 3 year but within 4 years	682,494	381,263
Due after 4 year but within 5 years	466,700	566,430
Due after 5 years	1,533,378	1,070,291
Total senior bonds	5,041,636	4,868,487

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

NOTE 18

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

c)	Mortgage bonds

Detail of mortgage bonds per currency is as follows:

	As of December 31,
	2015 MCh$	2014 MCh$

Mortgage bonds in UF	107,582	109,200
Total mortgage bonds	107,582	109,200

i.	Allocation of mortgage bonds

During 2015, the Bank has not placed any mortgage bonds.

During 2014, the Bank placed bonds for UF 1,500,000, detailed as follows:

Series	Amount	Term	Issuance rate	Issuance date	Series issued amount	Maturity date
AB Series	UF 1,500,000	18 years	3.2% biannually	09-01-2014	UF 1,500,000	04-01-2032
Total UF	UF 1,500,000

The maturities of Mortgage bond are as follows:

	As of December 31,
	2015 MCh$	2014 MCh$

Due within 1 year	4,063	3,778
Due after 1 year but within 2 years	6,522	6,065
Due after 2 year but within 3 years	6,733	6,261
Due after 3 year but within 4 years	6,951	6,463
Due after 4 year but within 5 years	7,175	6,671
Due after 5 years	76,138	79,962
Total Mortgage bonds	107,582	109,200

d)	Subordinated bonds

Detail of the subordinated bonds per currency is as follows:

	As of December 31,
	2015 MCh$	2014 MCh$

Subordinated bonds denominated in CLP	6	-
Subordinated bonds denominated in USD	-	3
Subordinated bonds denominated in UF	745,013	725,913
Total subordinated bonds	745,019	725,916

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

NOTE 18

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

i.	Allocation of subordinated bonds

During 2015 and 2014, the Bank has not placed any subordinated bonds.

The maturities of subordinated bonds, are as follows:

	As of December 31,
	2015 MCh$	2014 MCh$
Due within 1 year	6,583	10,451
Due after 1 year but within 2 years	-	6,311
Due after 2 year but within 3 years	-	-
Due after 3 year but within 4 years	-	-
Due after 4 year but within 5 years	-	-
Due after 5 years	738,436	709,154
Total subordinated bonds	745,019	725,916

e)	Other financial liabilities

The composition of other financial obligations, by maturity, is detailed below:

	As of December 31,
	2015	2014
	MCh$	MCh$

Non-current portion:
Due after 1 year but within 2 years	3,497	3,380
Due after 2 year but within 3 years	20,240	2,248
Due after 3 year but within 4 years	16,063	20,988
Due after 4 year but within 5 years	28,227	15,116
Due after 5 years	16,328	42,844
Non-current portion subtotal	84,355	84,576

Current portion:
Amounts due to credit card operators	129,358	112,530
Acceptance of letters of credit	3,176	2,496
Other long-term financial obligations, short-term portion	3,638	5,523
Current portion subtotal	136,172	120,549

Total other financial liabilities	220,527	205,125

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

NOTE 19

MATURITY OF FINANCIAL ASSETS AND LIABILITIES

As of December 31, 2015 and 2014, the detail of the maturities of assets and liabilities is as follows:

As of December 31, 2015	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Subtotal up to 1 year	Between 1 and 5 years	More than 5 years	Subtotal More than 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Financial assets
Cash and deposits in banks	1,677,076	387,730	-	-	2,064,806	-	-	-	2,064,806
Cash items in process of collection	724,521	-	-	-	724,521	-	-	-	724,521
Trading investments	-	126,248	21,364	264	147,876	87,735	88,660	176,395	324,271
Investments under resale agreements	-	2,463	-	-	2,463	-	-	-	2,463
Financial derivative contracts	-	158,843	213,335	407,854	780,032	1,191,866	1,234,028	2,425,894	3,205,926
Interbank loans (*)	9,371	-	1,506	-	10,877	-	-	-	10,877
Loans and accounts receivables from customers (**)	664,164	2,401,995	2,178,424	4,027,990	9,272,573	7,498,802	8,518,505	16,017,307	25,289,880
Available for sale investments	-	480,801	72,217	243,241	796,259	517,655	730,497	1,248,152	2,044,411
Guarantee deposits (margin accounts)	649,325	-	-	-	649,325	-	-	-	649,325

Total financial assets	3,724,457	3,558,080	2,486,846	4,679,349	14,448,732	9,296,058	10,571,690	19,867,748	34,316,480

Financial liabilities
Deposits and other demand liabilities	7,356,121	-	-	-	7,356,121	-	-	-	7,356,121
Cash items in process of being cleared	462,157	-	-	-	462,157	-	-	-	462,157
Obligations under repurchase agreements	-	143,689	-	-	143,689	-	-	-	143,689
Time deposits and other time liabilities	114,341	5,707,940	3,210,947	2,853,761	11,886,989	238,933	56,845	295,778	12,182,767
Financial derivative contracts	-	126,643	190,409	380,158	697,210	1,016,731	1,148,665	2,165,396	2,862,606
Interbank borrowings	27,323	7,946	148,509	684,819	868,597	438,977	-	438,977	1,307,574
Issued debt instruments	1,953	440,500	155,821	213,928	812,202	2,764,082	2,380,811	5,144,893	5,957,095
Other financial liabilities	129,358	3,142	558	3,114	136,172	68,027	16,328	84,355	220,527
Guarantees received (margin accounts)	819,331	-	-	-	819,331	-	-	-	819,331

Total financial liabilities	8,910,584	6,429,860	3,706,244	4,135,780	23,182,468	4,526,750	3,602,649	8,129,399	31,311,867

(*)	Interbank loans are presented on a gross basis. The amount of allowance is Ch$ 1,166 million.

(**)	Loans and accounts receivables from customers are presented on a gross basis. Provisions amounts according to type of loan are detailed as follows: Commercial loans Ch$ 431,201 million, Mortgage loans Ch$ 62,427 million, and Consumer loans Ch$ 267,507 million.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

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

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

NOTE 20

PROVISIONS

a)	As of December 31, 2015 and 2014, the composition is as follows:

	As of December 31,
	2015 MCh$	2014 MCh$

Provisions for personnel salaries and expenses	64,861	46,759
Provisions for mandatory dividends	134,539	170,973
Provisions for contingent loan risk	10,750	12,679
Provisions for contingencies	64,848	55,559
Total	274,998	285,970

b)	Below is the activity regarding provisions during the years ended December 31, 2015 and 2014:

	Personnel salaries and expenses	Mandatory dividends	Contingent loans	Contingencies	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2015	46,759	170,973	12,679	55,559	285,970
Provisions established	75,491	134,539	5,409	147,693	363,132
Application of provisions	(56,878)	(170,973)	-	(150,681)	(378,532)
Provisions released	-	-	(7,338)	12,277	4,939
Reclassifications	-	-	-	-	-
Other	(511)	-	-	-	(511)

Balances as of December 31, 2015	64,861	134,539	10,750	64,848	274,998

Balances as of January 1, 2014	39,501	132,688	11,582	33,539	217,310
Provisions established	57,071	170,973	11,946	42,470	282,460
Application of provisions	(46,777)	(132,688)	-	(9,664)	(189,129)
Provisions released	-	-	(10,849)	(10,786)	(21,635)
Reclassifications	(3,036)	-	-	-	(3,036)
Other	-	-	-	-	-

Balances as of December 31, 2014	46,759	170,973	12,679	55,559	285,970

c)	Provisions for personnel salaries and expenses:

	As of December 31,
	2015 MCh$	2014 MCh$

Provision for seniority compensation	11,550	1,917
Provision for stock-based personnel benefits	-	-
Provision for performance bonds	31,528	24,540
Provision for vacations	21,053	19,746
Provision for other personnel benefits	730	556
Total	64,861	46,759

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

NOTE 21

OTHER LIABILITIES

The other liabilities line item is as follows:

	As of December 31,
	2015 MCh$	2014 MCh$

Accounts and notes payable	129,547	90,261
Unearned income	514	478
Guarantees received (margin accounts)	819,331	473,343
Notes payable through brokerage and simultaneous transactions	20,764	27,751
Other payable obligations	40,828	43,550
Withheld VAT	1,656	1,698
Other liabilities	33,229	17,476

Total	1,045,869	654,557

NOTE 22

CONTINGENCIES AND COMMITMENTS

a)	Lawsuits and legal procedures

As of the issuance date of these financial statements, the Bank and its affiliates were subject to certain legal actions in the normal course of their business. As of December 31, 2015, the Banks and its subsidiaries have provisions for this item of Ch$1,803 million and Ch$118 million, respectively (Ch$1,437 million and Ch$738 million as of December 31, 2014) which is included in “Provisions” in the Consolidated Statement of Financial Position as provisions for contingencies.

b)	Contingent loans

The following table shows the Bank’s contractual obligations to issue loans:

	As of December 31,
	2015	2014
	MCh$	MCh$

Letters of credit issued	179,042	205,920
Foreign letters of credit confirmed	70,434	75,813
Guarantees	1,684,847	1,481,154
Personal guarantees	163,955	262,169
Subtotal	2,098,278	2,025,056
Available on demand credit lines	6,806,745	5,699,573
Other irrevocable credit commitments	82,328	109,520
Total	8,987,351	7,834,149

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

NOTE 22

CONTINGENCIES AND COMMITMENTS, continued

c)	Held securities

The Bank holds securities in the normal course of its business as follows:

	As of December 31,
	2015	2014
	MCh$	MCh$

Third party operations
Collections	162,619	172,070
Assets from third parties managed by the Bank and its affiliates	1,507,359	1,247,923
Subtotal	1,669,978	1,419,993
Custody of securities
Securities held in custody	321,741	238,264
Securities held in custody deposited in other entity	561,612	552,741
Issued securities held in custody	18,246,385	16,383,501
Subtotal	19,129,738	17,174,506
Total	20,799,716	18,594,499

During 2015, the Bank classified the portfolios managed by private banking in “Assets from third parties managed by the Bank and its affiliates” (memo account). At the end of December 2015, the balance for this was Ch$ 1,507,305 million (Ch$ 1,247,888 million at December 31, 2014).

d)	Guarantees

Banco Santander Chile has comprehensive officer fidelity insurance policy, No. 4223658, with the Chilena Consolidada de Seguros insurance company, for USD 5,000,000, which jointly covers both the Bank and its affiliates for the period from July 1, 2015 to June 30, 2016.

e)	Contingent loans and liabilities

To satisfy its clients’ needs, the Bank took on several contingent loans and liabilities that are not be recognized in the Consolidated Financial Statement of Financial Position; these contain loan risks and they are, therefore, part of the Bank`s global risk.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

NOTE 23

EQUITY

a)	Capital

As of December 31, 2015 and 2014 the Bank had 188,446,126,794 shares outstanding, all of which are subscribed for and paid in full, amounting to Ch$891,303 million. All shares have the same rights, and have no preferences or restrictions.

The activity with respect to shares during 2015, 2014 and 2013 was as follows:

	SHARES As of December 31,
	2015	2014	2013

Issued as of January 1	188,446,126,794	188,446,126,794	188,446,126,794
Issuance of paid shares	-	-	-
Issuance of outstanding shares	-	-	-
Stock options exercised	-	-	-
Issued as of December 31,	188,446,126,794	188,446,126,794	188,446,126,794

As of December 31, 2015 and 2014 the Bank does not have any of its own shares in treasury, nor do any of the consolidated companies.

In December 2013, the Bank received 26,241,318 of its own shares in lieu of payment. The value of the shares was 757,586,851 pesos (28.87 pesos per share). Those shares were sold in the stock market during the same month, generating a price difference of Ch$29 million, which was recorded within Equity, as a reserve increase.

As of December 31, 2015 the shareholder composition was as follows:

Corporate Name or Shareholder's Name	Shares	ADRs (*)	Total	% of equity holding

Santander Chile Holding S.A.	66,822,519,695	-	66,822,519,695	35.46
Teatinos Siglo XXI Inversiones Limitada	59,770,481,573	-	59,770,481,573	31.72
The Bank of New York Mellon (1)	-	32,516,063,671	32,516,063,671	17.25
Banks on behalf of third parties	11,878,070,560	-	11,878,070,560	6.30
Pension funds (AFP) on behalf of third parties	8,887,560,424	-	8,887,560,424	4.72
Stock brokers on behalf of third parties	3,460,285,074	-	3,460,285,074	1.84
Other minority holders	5,111,145,797	-	5,111,145,797	2.71
Total	155,930,063,123	32,516,063,671	188,446,126,794	100.00

(*)	American Depository Receipts (ADR) are certificates issued by a U.S. commercial bank to be traded on the U.S. securities markets.

(1)	As of August 4, 2015, Banco Santander Chile signed a contract which appoints The Bank of New York Mellon as the commercial bank authorized to trade ADRs, replacing J.P. Morgan Chase Bank NA.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

NOTE 23

EQUITY, continued

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

In April 2015, due to the Shareholders’ Meeting, the Bank agreed to capitalized 40% of retained earnings from 2014 as reserves; which equals Ch$ 220,132 million (Ch$ 176,770 million in 2014).

c)	Dividends

The distribution of dividends is detailed in the Consolidated Statement of Changes in Equity.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

NOTE 23

EQUITY, continued

d)	As of December 31, the basic and diluted earnings per share were as follows:

	As of December 31,
	2015	2014	2013
	MCh$	MCh$	MCh$

a) Basic earnings per share
Total attributable to the equity holders of the Bank	448,466	569,910	442,294
Weighted average number of outstanding shares	188,446,126,794	188,446,126,794	188,446,126,794
Basic earnings per share (in Ch$)	2,380	3.024	2.347

b) Diluted earnings per share	448,466	569,910	442,294
Total attributable to the equity holders of the Bank	188,446,126,794	188,446,126,794	188,446,126,794
Weighted average number of outstanding shares	-	-	-
Adjusted number of shares	188,446,126,794	188,446,126,794	188,446,126,794
Diluted earnings per share (in Ch$)	2,380	3.024	2.347

As of December 31, 2015 and 2014 the Bank does not own instruments with dilutive effects.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

NOTE 23

EQUITY, continued

e)	Other comprehensive income from available for sale investments and cash flow hedges:

	For the years ended December 31,
	2015	2014	2013
	MCh$	MCh$	MCh$

Available for sale investments
As of January 1,	21,684	840	(10,017)
Gain (losses) on the re-measurement of available for sale investments, before tax	(51,178)	14,829	2,629
Reclassification from other comprehensive income to income for the year	22,401	6,015	8,228
Subtotals	(28,777)	20,844	10,857
Total	(7,093)	21,684	840

Cash flow hedges
As of January 1,	10,725	(8,257)	5,315
Gains (losses) on the re-measurement of cash flow hedges, before tax	(2,105)	18,552	(15,089)
Reclassification adjustments on cash flow hedges, before tax	6	430	1,517
Amounts removed from equity and included in carrying amount of non-financial asset (liability) which acquisition or incurrence was hedged as a highly probable transaction	-	-	-
Subtotals	(2,099)	18,982	(13,572)
Total	8,626	10,725	(8,257)

Other comprehensive income, before taxes	1,533	32,409	(7,417)

Income tax related to other comprehensive income components
Income tax relating to available for sale investments	1,596	(4,554)	(168)
Income tax relating to cash flow hedges	(1,940)	(2,252)	1,651
Total	(344)	(6,806)	1,483

Other comprehensive income, net of tax	1,189	25,603	(5,934)
Attributable to:
Equity holders of the Bank	1,288	25,600	(5,964)
Non-controlling interest	(99)	3	30

The Bank expects that the results included in "Other comprehensive income" will be reclassified to profit or loss when the specific conditions have been met.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

NOTE 24

NON-CONTROLLING INTEREST

a)	The non-controlling interest included in the equity and the income from the subsidiaries is summarized as follows:

				Other comprehensive income
As of December 31, 2015	Non-controlling	Equity	Income	Available for sale investments	Deferred tax	Total other comprehensive income	Comprehensive income
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Subsidiaries:
Santander Agente de Valores Limitada	0.97	652	98	(4)	1	(3)	95
Santander S.A. Sociedad Securitizadora	0.36	2	-	-	-	-	-
Santander Corredores de Bolsa Limitada (1)	49.00	21,765	816	(128)	29	(99)	717
Santander Corredora de Seguros Limitada	0.25	156	(5)	-	-	-	(5)
Subtotal		22,575	909	(132)	30	(102)	807

Entities controlled through other considerations:
Bansa Santander S.A.	100.00	6,004	334	-	-	-	334
Santander Gestión de Recaudación y Cobranzas Limitada	100.00	1,602	564	-	-	-	564
Multinegocios S.A. (2)	100.00	-	310	-	-	-	310
Servicios Administrativos y Financieros Limitada. (2)	100.00	-	550	-	-	-	550
Multiservicios de Negocios Limitada. (2)	100.00	-	596	-	-	-	596
Subtotal		7,606	2,354	-	-	-	2,354

Total		30,181	3,263	(132)	30	(102)	3,161

(1)	Ex Santander S.A. Corredores de Bolsa, See Note1.

(2)	As of June 30, 2015, these entities have stopped rendering sales services for the Bank and therefore they have been excluded from the consolidation perimeter. See Note 1.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

NOTE 24

NON-CONTROLLING INTEREST, continued

				Other comprehensive income
As of December 31, 2014	Non-controlling	Equity	Income	Available for sale investments	Deferred tax	Total other comprehensive income	Comprehensive income
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Subsidiaries:
Santander Agente de Valores Limitada	0.97	558	87	-	-	-	87
Santander S.A. Sociedad Securitizadora	0.36	2	-	-	-	-	-
Santander S.A. Corredores de Bolsa	49.00	20,928	1,239	(34)	7	(27)	1,212
Santander Corredora de Seguros Limitada	0.25	154	(4)	-	-	-	(4)

Subtotals		21,642	1,322	(34)	7	(27)	1,295

Entities controlled through other considerations:
Bansa Santander S.A.	100.00	5,671	2,236	-	-	-	2,236
Santander Gestión de Recaudación y Cobranzas Limitada (1)	100.00	1,037	1,531	-	-	-	1,531
Multinegocios S.A.	100.00	730	253	-	-	-	253
Servicios Administrativos y Financieros Limitada	100.00	2,001	315	-	-	-	315
Servicios de Cobranzas Fiscalex Limitada (1)	-	-	-	-	-	-	-
Multiservicios de Negocios Limitada	100.00	2,002	323	-	-	-	323
Subtotal		11,441	4,658	-	-	-	4,658

Total		33,083	5,980	(34)	7	(27)	5,953

(1) On August 01, 2014 the company Servicios de Cobranza Fiscalex Limitada was acquired by Santander Gestión de Recaudación y Cobranza Limitada.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

NOTE 24

NON-CONTROLLING INTEREST, continued

				Other comprehensive income
As of December 31, 2013	Non-controlling	Equity	Income	Available for sale investments	Deferred tax	Total other comprehensive income	Comprehensive income
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Subsidiaries:
Santander Agente de Valores Limitada	0.97	471	87	3	(1)	2	89
Santander S.A. Sociedad Securitizadora	0.36	2	-	-	-	-	-
Santander S.A. Corredores de Bolsa (1)	49.00	19,698	1,656	11	(2)	9	1,665
Santander Asset Management S.A. Administradora General de Fondos (2)	0.02	-	9	-	-	-	9
Santander Corredora de Seguros Limitada	0.25	149	1	-	-	-	1
Subtotals		20,320	1,753	14	(3)	11	1,764

Entities controlled through other considerations:
Bansa Santander S.A.	100.00	3,435	1,307	-	-	-	1,307
Santander Gestión de Recaudación y Cobranzas Limitada	100.00	275	(2,230)	-	-	-	(2,230)
Multinegocios S.A.	100.00	477	234	-	-	-	234
Servicios Administrativos y Financieros Limitada	100.00	1,686	276	-	-	-	276
Servicios de Cobranzas Fiscalex Limitada	100.00	632	416	-	-	-	416
Multiservicios de Negocios Limitada	100.00	1,679	379	-	-	-	379
Subtotals		8,184	382	-	-	-	382

Total		28,504	2,135	14	(3)	11	2,146

(1) In June 2013, Santander S.A. Corredores de Bolsa, distributed total accumulated income from previous years, decreasing equity. The amount of dividends distributed to non-controlling interest was Ch$7,590 million.

(2) This subsidiary was sold in December 2013. This note presents the effect of the consolidation of the subsidiary until November 2013.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

NOTE 24

NON-CONTROLLING INTERESTS, continued

b)	The overview of the financial information of the subsidiaries included in the consolidation of the Bank that possess non-controlling interests is as follows, which does not include consolidation or conforming accounting policy adjustments:

	As of December 31,
	2015				2014				2013
	Assets	Liabilities	Capital	Net income	Assets	Liabilities	Capital	Net income	Assets	Liabilities	Capital	Net income
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Santander Corredora de Seguros Limitada	72,860	10,588	60,765	1,507	70,602	9,068	63,078	(1,544)	67,956	8,484	59,012	460
Santander Corredores de Bolsa Limitada	71,118	26,763	42,618	1,737	74,408	31,790	40,171	2,447	110,917	70,799	36,735	3,383
Santander Agente de Valores Limitada	131,305	64,049	57,554	9,702	339,787	282,233	48,556	8,998	194,812	146,255	39,581	8,976
Santander S.A. Sociedad Securitizadora	566	53	561	(48)	622	61	640	(79)	725	74	764	(113)
Santander Gestión de Recaudación y Cobranzas Ltda.	6,194	4,592	1,038	564	4,917	3,880	458	579	4,978	4,703	2,505	(2,230)
Multinegocios S.A. (management of sales force) (1)	-	-	-	-	1,959	1,229	477	253	1,441	963	244	234
Servicios Administrativos y Financieros Limitada (management of sales force) (1)	-	-	-	-	2,956	955	1,686	315	2,412	725	1,411	276
Servicio de Cobranza Fixcalex Ltda.	-	-	-	-	-	-	-	-	4,008	3,376	216	416
Multiservicios de Negocios Limitada (call center) (1)	-	-	-	-	3,401	1,399	1,679	323	3,049	1,371	1,299	379
Bansa Santander S.A.	31,631	25,627	5,670	334	31,062	25,391	3,435	2,236	28,490	25,055	2,128	1,307
Total	313,674	131,672	168,206	13,796	529,714	356,006	160,180	13,528	418,788	261,805	143,895	13,088

(1) As of June 30, 2015, these entities have stopped rendering sales services for the Bank and therefore they have been excluded from the consolidation perimeter. See Note 1.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

NOTE 25

INTEREST INCOME

This item refers to interest earned in the period from the financial assets whose return, whether implicitly or explicitly, is determined by applying the effective interest rate method, regardless of the value at fair value, as well as the effect of hedge accounting (see c).

a)	For the years ended December 31, 2015, 2014 and 2013 the income from interest, not including income from hedge accounting, was attributable to the following items:

	For the years ended December 31,
	2015				2014				2013
	Interest	Inflation adjustments	Prepaid fees	Total	Interest	Inflation adjustments	Prepaid fees	Total	Interest	Inflation adjustments	Prepaid fees	Total
Items	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Resale agreements	1,075	-	-	1,075	1,223	-	-	1,223	2,254	-	-	2,254
Interbank loans	375	-	-	375	139	-	-	139	195	-	-	195
Commercial loans	687,464	168,752	8,494	864,710	706,190	208,427	7,883	922,500	728,597	72,570	4,980	806,147
Mortgage loans	259,941	286,437	23,191	569,569	245,980	328,212	18,230	592,422	232,860	108,702	13,234	354,796
Consumer loans	586,385	3,418	3,706	593,509	603,804	5,108	3,205	612,117	611,936	2,184	3,030	617,150
Investment instruments	60,004	7,616	-	67,620	61,774	25,461	-	87,235	77,240	7,815	-	85,055
Other interest income	10,111	5,831	-	15,942	10,584	3,218	-	13,802	5,282	(1,063)	-	4,219

Interest income less income from hedge accounting	1,605,355	472,054	35,391	2,112,800	1,629,694	570,426	29,318	2,229,438	1,658,364	190,208	21,244	1,869,816

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

NOTE 25

INTEREST INCOME, continued

b)	For the years ended December 31, 2015, 2014 and 2013, the expense from interest expense, excluding expense from hedge accounting, is as follows:

	For the years ended December 31,
	2015			2014			2013
	Interest	Inflation adjustments	Total	Interest	Inflation adjustments	Total	Interest	Inflation adjustments	Total
Items	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Demand deposits	(13,875)	(1,343)	(15,218)	(6,189)	(1,909)	(8,098)	(5,225)	(588)	(5,813)
Repurchase agreements	(6,893)	-	(6,893)	(7,052)	-	(7,052)	(12,092)	-	(12,092)
Time deposits and liabilities	(346,174)	(47,370)	(393,544)	(334,841)	(74,384)	(409,225)	(426,812)	(22,787)	(449,599)
Interbank loans	(14,998)	(2)	(15,000)	(19,015)	(9)	(19,024)	(21,233)	(5)	(21,238)
Issued debt instruments	(183,561)	(113,029)	(296,590)	(175,886)	(137,460)	(313,346)	(171,659)	(53,952)	(225,611)
Other financial liabilities	(3,070)	(1,180)	(4,250)	(3,131)	(1,729)	(4,860)	(4,712)	(661)	(5,373)
Other interest expense	(3,456)	(14,776)	(18,232)	(2,636)	(17,839)	(20,475)	(2,340)	(3,749)	(6,089)

Interest expense not including expenses from hedge accounting	(572,027)	(177,700)	(749,727)	(548,750)	(233,330)	(782,080)	(644,073)	(81,742)	(725,815)

c)	For the years ended December 31, 2015, 2014 and 2013, the income and expense from interest is as follows:

	For the years ended December 31,
	2015	2014	2013
Items	MCh$	MCh$	MCh$

Interest income less income from hedge accounting	2,112,800	2,229,438	1,869,816
Interest expense less expense from hedge accounting	(749,727)	(782,080)	(725,815)

Net Interest income (expense) from hedge accounting	1,363,073	1,447,358	1,144,001

Hedge accounting (net)	(107,867)	(130,254)	(67,239)

Total net interest income	1,255,206	1,317,104	1,076,762

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

NOTE 26

FEES AND COMMISSIONS

This item includes the amount of fees earned and paid during the year, except for those which are an integral part of the financial instrument’s effective interest rate:

	For the years ended December 31,
	2015	2014	2013
	MCh$	MCh$	MCh$

Fee and commission income
Fees and commissions for lines of credits and overdrafts	6,597	7,015	7,025
Fees and commissions for guarantees and letters of credit	35,276	32,403	30,131
Fees and commissions for card services	175,262	147,256	127,101
Fees and commissions for management of accounts	30,291	29,031	28,044
Fees and commissions for collections and payments	30,399	35,355	45,190
Fees and commissions for intermediation and management of securities	10,000	9,286	10,482
Fees and commissions for investments in mutual funds or others (*)	-	-	31,154
Insurance brokerage fees	39,252	34,695	32,253
Office banking	15,224	17,602	15,165
Fees for other services rendered	35,978	30,798	-
Other fees earned	24,621	23,288	19,575
Total	402,900	366,729	346,120

(*)Due to the sale of Santander Asset Management S.A. Administradora General de Fondos, the Bank does not have any fees and commissions on investments in mutual funds recorded.

	For the years ended December 31,
	2015	2014	2013
	MCh$	MCh$	MCh$

Fee and commission expense
Compensation for card operation	(129,196)	(104,095)	(87,776)
Fees and commissions for securities transactions	(1,315)	(979)	(4,287)
Office banking	(15,320)	(16,602)	(13,353)
Other fees	(19,442)	(17,770)	(10,868)
Total	(165,273)	(139,446)	(116,284)

Net fees and commissions income	237,627	227,283	229,836

The fees earned in transactions with letters of credit are presented in the Consolidated Statement of Income in the line item “Interest income”.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

NOTE 27

NET INCOME (EXPENSE) FROM FINANCIAL OPERATIONS

For the years ended December 31, 2015, 2014 and 2013, the detail of income (expense) from financial operations is as follows:

	For the years ended December 31,
	2015	2014	2013
	MCh$	MCh$	MCh$

Income (expense) from financial operations
Trading derivatives	(503,981)	(224,015)	(68,201)
Trading investments	21,505	45,952	29,985
Sale of loans and accounts receivables from customers
Current portfolio	921	1,261	1,677
Charged-off portfolio	(58)	4,809	1,500
Available for sale investments	23,655	6,934	10,258
Repurchase of issued bonds	(14)	5,198	4,502
Other income (expense) from financial operations	75	214	(10)
Total income (expense)	(457,897)	(159,647)	(20,289)

NOTE 28

NET FOREIGN EXCHANGE GAIN (LOSS)

Net foreign exchange income includes the income earned from foreign currency trading, differences arising from converting monetary items in a foreign currency to the functional currency, and those generated by non-monetary assets in a foreign currency at the time of their sale.

For the years ended December 31, 2015, 2014 and 2013, net foreign exchange income is as follows:

	For the years ended December 31,
	2015	2014	2013
	MCh$	MCh$	MCh$

Net foreign exchange gain (loss)
Net profit (loss) from currency exchange differences	(197,875)	(370,282)	(242,841)
Hedging derivatives	777,254	621,767	379,910
Income from assets indexed to foreign currency	25,421	22,404	8,600
Income from liabilities indexed to foreign currency	(1,404)	(1,677)	(943)
Total	603,396	272,212	144,726

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

NOTE 29

PROVISIONS FOR LOAN LOSSES

a)	For the years ended December 31, 2015, 2014 and 2013 activity for provisions for loan losses is as follows:

		Loans and accounts receivable from customers						Total
For the year ended December 31, 2015	Interbank loans Individual	Commercial loans		Mortgage loans	Consumer loans	Contingent loans
		Individual	Group	Group	Group	Individual	Group
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Charged-off individually significant loans	-	(12,955)	-	-	-	-	-	(12,955)
Provisions established	(1,357)	(124,968)	(136,778)	(34,373)	(248,937)	(2,808)	(2,601)	(551,822)
Total provisions and charge-offs	(1,357)	(137,923)	(136,778)	(34,373)	(248,937)	(2,808)	(2,601)	(564,777)
Provisions released	192	46,614	17,885	7,205	18,126	5,042	2,296	97,360
Recovery of loans previously charged off	-	8.978	17,054	6,543	35,565	-	-	68,140
Net charge to income	(1,165)	(82,331)	(101,839)	(20,625)	(195,246)	2,234	(305)	(399,277)

		Loans and accounts receivable from customers						Total
For the year ended December 31, 2014	Interbank loans Individual	Commercial loans		Mortgage loans	Consumer loans	Contingent loans
		Individual	Group	Group	Group	Individual	Group
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Charged-off individually significant loans	-	(10,811)	-	-	-	-		(10,811)
Provisions established	(60)	(52,240)	(174,244)	(24,907)	(218,941)	(8,305)	(3,641)	(482,338)
Total provisions and charge-offs	(60)	(63,051)	(174,244)	(24,907)	(218,941)	(8,305)	(3,641)	(493,149)
Provisions released	554	15,903	7,127	6,561	38,275	4,431	6,418	79,269
Recovery of loans previously charged off	-	5,302	11,645	5,122	36,908	-	-	58,977
Net charge to income	494	(41,846)	(155,472)	(13,224)	(143,758)	(3,874)	2,777	(354,903)

		Loans and accounts receivable from customers						Total
For the year ended December 31, 2013	Interbank loans Individual	Commercial loans		Mortgage loans	Consumer loans	Contingent loans
		Individual	Group	Group	Group	Individual	Group
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Charged-off individually significant loans	-	(8,071)	-	-	-	-	-	(8,071)
Provisions established	(455)	(92,008)	(98,715)	(42,487)	(258,446)	(7,402)	(3,109)	(502,622)
Total provisions and charge-offs	(455)	(100,079)	(98,715)	(42,487)	(258,446)	(7,402)	(3,109)	(510,693)
Provisions released	119	22,014	11,151	9,216	35,482	2,128	3,837	83,947
Recovery of loans previously charged off	-	4,572	9,973	4,735	36,004	-	-	55,284
Net charge to income	(336)	(73,493)	(77,591)	(28,536)	(186,960)	(5,274)	728	(371,462)

b)	The detail of Charge-off of individually significant loans, is as follows:

	For the years ended December 31,
	2015	2014	2013
	MCh$	MCh$	MCh$

Charge-off of loans	50,656	37,673	26,390
Provision applied	(37,701)	(26,862)	(18,319)
Net charge offs of individually significant loans	12,955	10,811	8,071

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

NOTE 30

PERSONNEL SALARIES AND EXPENSES

For the years ended December 31, 2015, 2014 and 2013, the composition of personnel salaries and expenses is as follows:

	For the years ended December 31,
	2015	2014	2013
	MCh$	MCh$	MCh$

Personnel compensation	233,707	213,364	197,695
Bonuses or gratifications	78,260	77,145	67,805
Stock-based benefits	66	329	684
Seniority compensation:	34,012	10,551	8,828
Pension plans	431	1,395	(311)
Training expenses	3,186	2,477	2,366
Day care and kindergarten	2,992	2,485	2,542
Health funds	4,474	4,082	3,493
Welfare funds	754	533	76
Other personnel expenses	29,181	26,527	25,166
Total	387,063	338,888	308,344

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

NOTE 31

ADMINISTRATIVE EXPENSES

For the years ended December 31, 2015, 2014 and 2013, the composition of the item is as follows:

	For the years ended December 31,
	2015	2014	2013
	MCh$	MCh$	MCh$

General administrative expenses	127,826	125,271	116,685
Maintenance and repair of property, plant and equipment	20,002	17,498	15,368
Office lease	27,472	28,348	26,105
Equipment lease	134	94	106
Insurance payments	3,656	3,302	2,989
Office supplies	6,232	4,567	4,579
IT and communication expenses	28,420	29,379	29,144
Heating, and other utilities	4,764	4,131	3,871
Security and valuables transport services	15,393	17,089	15,879
Representation and personnel travel expenses	4,590	4,173	5,255
Judicial and notarial expenses	2,103	2,192	1,619
Fees for technical reports and auditing	7,301	6,891	6,400
Other general administrative expenses	7,759	7,607	5,370
Outsourced services	60,913	51,504	44,411
Data processing	39,286	32,253	26,489
Products sale	226	1,502	1,820
Archive services	1,047	3,305	1,728
Valuation services	2,969	2,119	2,265
Outsourcing	7,275	5,608	9,489
Other	10,110	6,717	2,620
Board expenses	1,465	1,314	1,154
Marketing expenses	18,483	16,419	15,800
Taxes, payroll taxes, and contributions	11,844	10,641	10,141
Real estate taxes	1,813	1,415	1,201
Patents	1,589	1,525	1,843
Other taxes	3	15	4
Contributions to SBIF	8,439	7,686	7,093
Total	220,531	205,149	188,191

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

NOTE 32

DEPRECIATION, AMORTIZATION, AND IMPAIRMENT

Depreciation, amortization and impairment charges for the years ended December 31, 2015, 2014 and 2013, are detailed below:

	For the years ended December 31,
	2015	2014	2013
	MCh$	MCh$	MCh$

Depreciation and amortization
Depreciation of property, plant, and equipment	(36,195)	(27,571)	(22,452)
Amortization of Intangible assets	(17,419)	(16,601)	(38,622)
Total depreciation and amortization	(53,614)	(44,172)	(61,074)
Impairment of property, plant, and equipment	(21)	(108)	(244)
Impairment of intangibles	-	(36,556)	-
Total	(53,635)	(80,836)	(61,318)

As of December 31, 2015, the costs for Property, plant, and equipment impairment totaled Ch$21 million, mainly due to damages to ATMs and Ch$435 million for insurance compensation (Ch$108 million as of December 31, 2014).

NOTE 33

OTHER OPERATING INCOME AND EXPENSES

a)	Other operating income is comprised of the following components:

	For the years ended December 31,
	2015	2014	2013
	MCh$	MCh$	MCh$

Income from assets received in lieu of payment
Income from sale of assets received in lieu of payment	2,455	2,811	6,571
Recovery of charge-offs and income from assets received in lieu of payment	-	-	-
Subtotal	2,455	2,811	6,571
Income from sale of investments in other companies
Gain on sale of investments in other companies	617	-	78,122
Subtotal	617	-	78,122
Other income
Leases	708	805	328
Income from sale of property, plant and equipment	381	687	176
Recovery of provisions for contingencies	-	315	77
Compensation from insurance companies due to damages	435	661	725
Other	1,843	1,266	2,156
Subtotal	3,367	3,734	3,462

Total	6,439	6,545	88,155

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

NOTE 33

OTHER OPERATING INCOME AND EXPENSES, continued

b)	Other operating expenses are detailed as follows:

	For the years ended December 31,
	2015	2014	2013
	MCh$	MCh$	MCh$
Allowances and expenses for assets received in lieu of payment
Provision on assets received in lieu of payment	7,803	1,577	2,363
Expenses for maintenance of assets received in lieu of payment	2,397	2,489	2,461
Subtotal	10,200	4,066	4,824

Credit card expenses	4,624	2,638	2,157

Customer services	3,919	9,940	10,954

Other expenses
Operating charge-offs	5,359	6,153	8,222
Life insurance and general product insurance policies	11,225	8,919	7,348
Additional tax on expenses paid overseas	2,651	3,055	2,862
Provisions for contingencies	15,230	13,080	5,805
Expense for adopting chip technology on cards	-	2,400	2,283
Other	5,521	8,695	7,883
Subtotal	39,986	42,302	34,403

Total	58,729	58,946	52,338

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

NOTE 34

TRANSACTIONS WITH RELATED PARTIES

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

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

NOTE 34

TRANSACTIONS WITH RELATED PARTIES, continued

a)	Loans to related parties:

Below are loans and accounts receivable as well as contingent loans that correspond to related entities:

	As of December 31,
	2015				2014				2013
	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Loans and accounts receivable:
Commercial loans	77,388	565	5,841	1,963	51,647	9,614	4,348	8,743	47,305	618	4,022	51,141
Mortgage loans	-	-	20,559	-	-	-	19,941	-	-	-	15,561	-
Consumer loans	-	-	2,274	-	-	-	2,798	-	-	-	2,061	-
Loans and accounts receivable:	77,388	565	28,674	1,963	51,647	9,614	27,087	8,743	47,305	618	21,644	51,141

Allowance for loan losses	(213)	(190)	(62)	(20)	(139)	(10)	(46)	(18)	(238)	(3)	(44)	(6)
Net loans	77,175	375	28,612	1,943	51,508	9,604	27,041	8,725	47,067	615	21,600	51,135

Guarantees	499,803	-	25,493	1,632	409,339	-	23,896	1,289	124,420	-	19,237	2,326

Contingent loans:
Personal guarantees	-	-	-	-	-	-	-		-	-	-	-
Letters of credit	29,275	-	-	-	16,000	-	-	11	30,714	-	-	-
Guarantees	510,309	-	-	2	432,802	-	-	762	172,274	-	-	9,989
Contingent loans:	539,584	-	-	2	448,802	-	-	773	202,988	-	-	9,989

Allowance for contingent loans	(11)	-	-	-	(12)	-	-	-	(22)	-	-	(4)

Net contingent loans	539,573	-	-	2	448,790	-	-	773	202,966	-	-	9,985

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

NOTE 34

TRANSACTIONS WITH RELATED PARTIES, continued

Loan activity to related parties during 2015, 2014 and 2013 is shown below:

	As of December 31,
	2015				2014				2013
	Companies of the Group	Associated companies	Key Personnel	Other	Companies of the Group	Associated companies	Key Personnel	Other	Companies of the Group	Associated companies	Key Personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Opening balances as of January 1,	500,449	9,614	27,087	9,516	250,293	618	21,644	61,130	107,384	668	19,512	59,166
Loans granted	276,383	7	8,991	4,113	338,784	9,108	11,651	17,585	161,763	377	7,313	14,858
Loans payments	(159,864)	(9,056)	(7,403)	(11,663)	(88,628)	(112)	(6,208)	(69,199)	(18,854)	(427)	(5,181)	(12,894)

Total	616,968	565	28,675	1,966	500,449	9,614	27,087	9,516	250,293	618	21,644	61,130

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

NOTE 34

TRANSACTIONS WITH RELATED PARTIES, continued

b)	Assets and liabilities with related parties

	As of December 31,
	2015				2014				2013
	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Assets
Cash and deposits in banks	23,578	-	-	-	193,377	-	-	-	5,306	-	-	-
Trading investments	-	-	-	-	-	-	-	-	-	-	-	-
Obligations under repurchase agreements	-	-	-	-	-	-	-	-	-	-	-	-
Financial derivative contracts	771,774	-	-	-	995,468	-	-	-	557,026	-	-	-
Available for sale investments	-	-	-	-	-	-	-	-	-	-	-	-
Other assets	3,218	-	-	-	2,776	-	-	-	2,460	-	-	-

Liabilities
Deposits and other demand liabilities	9,987	8,535	2,454	1,373	5,061	1,168	2,403	4,602	58,030	10,406	2,783	23,300
Obligations under repurchase agreements	12,006	-	-	-	47,010	-	-	-	59,703	-	-	-
Time deposits and other time liabilities	1,360,572	234	2,728	898	269,381	2,320	81,079	81,079	54,212	299	3,774	156,977
Financial derivative contracts	1,323,996	-	-	-	1,395,507	-	-	-	537,162	-	-	-
Issued debt instruments	398,565	-	-	-	336,323	-	-	-	96,872	-	-	-
Other financial liabilities	2,409	-	-	-	846	-	-	-	3,912	-	-	-
Other liabilities	376	-	-	-	771	-	-	-	462	-	-	-

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

NOTE 34

TRANSACTIONS WITH RELATED PARTIES, continued

c)	Income (expense) recorded due to transactions with related parties

	For the years ended December 31,
	2015				2014				2013
	Companies of the Group	Associated Companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated Companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Income (expense) recorded
Interest income and inflation-indexation adjustments	(10,986)	-	1,664	116	(11,130)	25	1,963	(2,509)	(8,812)	50	1,065	(1,082)
Fee and commission income and expenses	35,955	77	208	39	30,591	84	230	167	-	75	120	3,615
Net income (expense) from financial operations and net foreign exchange gain (loss) (*)	(321,985)	-	15	6	(315,918)	-	20	(10,051)	(8,690)	-	(4)	(1,534)
Other operating income and expenses	955	-	-	-	1,158	-	-	-	955	-	-	-
Income from sale of investments in other companies (**)	-	-	-	-	-	-	-	-	78,122	-	-	-
Key personnel compensation and expenses	-	-	(39,323)	-	-	-	(31,361)	-	-	-	(31,652)	-
Administrative and other expenses	(30,591)	(41,691)	-	-	(30,342)	(33,961)	-	-	(28,371)	(30,758)	-	-

Total	(326,652)	(41,614)	(37,436)	161	(325,641)	(33,852)	(29,148)	(12,393)	33,204	(30,633)	(30,471)	999

(*) Primarily relates to derivative contracts used to financially cover exchange risk of assets and liabilities that cover positions of the Bank and its subsidiaries.

(**) Corresponds to the profit from the sale of the subsidiary Santander Asset Management S.A. Administradora General de Fondos.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

NOTE 34

TRANSACTIONS WITH RELATED PARTIES, continued

d)	Payments to Board members and key management personnel

The compensation received by key management personnel, including Board members and all the executives holding manager positions shown in the “Personnel salaries and expenses” and/or “Administrative expenses” items of the Consolidated Statement of Income, corresponds to the following categories:

	For the years ended December 31,
	2015	2014	2013
	MCh$	MCh$	MCh$

Personnel compensation	18,605	17,410	16,954
Board members’ salaries and expenses	1,374	1,235	1,083
Bonuses or gratifications	12,861	12,358	11,267
Compensation in stock	66	310	684
Training expenses	122	78	55
Seniority compensation	4,154	234	1,064
Health funds	314	288	290
Other personnel expenses	1,396	504	566
Pension plans (*)	431	1,395	(311)
Total	39,323	33,812	31,652

(*) Some of the executives that qualified for this benefit left the Group for different reasons, without complying with the requirements to use the benefit, therefore the obligation amount decreased, which generated the reversal of provisions.

e)	Composition of key personnel

As of December 31, 2015, 2014 and 2013, the composition of the Bank’s key personnel is as follows:

Position	No. of executives
	As of December 31,
	2015	2014	2013

Director	12	13	12
Division manager	16	18	16
Department manager	79	90	80
Manager	53	54	60

Total key personnel	160	175	168

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

NOTE 35

PENSION PLANS

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

Plan Assets owned by the Bank at the end of 2015 totaled Ch$6,945 million (Ch$6,495 million in 2014).

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

Actuarial hypothesis assumptions:

Actuarial assumptions with respect to demographic and financial variables are non-biased and mutually compatible with each other. The most significant actuarial hypotheses considered in the calculations were:

	Plans post-employment	Plans post-employment
	2015	2014

Mortality chart	RV-2009	RV-2009
Termination of contract rates	5.0%	5.0%
Impairment chart	PDT 1985	PDT 1985

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

NOTE 35

PENSION PLANS, continued

Activity for post-employment benefits is as follows:

	As of December 31,
	2015	2014
	MCh$	MCh$
Plan assets	6,945	6,495
Commitments for defined-benefit plans
For active personnel	(5,070)	(4,639)
Incurred by inactive personnel	-	-
Minus:
Unrealized actuarial (gain) losses	-	-
Balances at year end	1,875	1,856

Year’s cash flow for post-employment benefits is as follows:

	For the years ended December 31,
	2015	2014	2013
	MCh$	MCh$	MCh$

a) Fair value of plan assets
Opening balance	6,495	5,171	5,584
Expected yield of insurance contracts	432	446	247
Employer contributions	18	878	(660)
Actuarial (gain) losses	-	-	-
Premiums paid	-	-	-
Benefits paid	-	-	-
Fair value of plan assets at year end	6,945	6,495	5,171
b) Present value of obligations
Present value of obligations opening balance	(4,639)	(3,244)	(3,594)
Net incorporation of Group companies	-	-	-
Service cost	(431)	(1,395)	(311)
Interest cost	-	-	-
Curtailment/settlement effect	-	-	-
Benefits paid	-	-	-
Past service cost	-	-	-
Actuarial (gain) losses	-	-	17
Other	-	-	-
Present value of obligations at year end	(5,070)	(4,639)	(3,888)
Net balance at year end	1,875	1,856	1,283

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

NOTE 35

PENSION PLANS, continued

Plan expected profit:

	As of December 31,
	2015	2014	2013

Type of expected yield from the plan’s assets	UF + 2.50% annual	UF + 2.50% annual	UF + 2.50% annual
Type of yield expected from the reimbursement rights	UF + 2.50% annual	UF + 2.50% annual	UF + 2.50% annual

Plan associated expenses:

	For the years ended December 31,
	2015	2014	2013
	MCh$	MCh$	MCh$

Current period service expenses	431	1,395	311
Interest cost	-	-	-
Expected yield from plan’s assets	(432)	(446)	(247)
Expected yield of insurance contracts linked to the Plan:
Extraordinary allocations	-	-	-
Actuarial (gain)/ losses recorded in the period	-	-	(17)
Past service cost	-	-	-
Other	-	-	-
Total	(1)	949	47

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

NOTE 36

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

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

Determination of fair value of financial instruments

Below is a comparison between the value at which the Bank’s financial assets and liabilities are recorded and their fair value as of December 31, 2015 and 2014:

	As of December 31,
	2015		2014
	Book value	Fair value	Book value	Fair value
	MCh$	MCh$	MCh$	MCh$

Assets
Trading investments	324,271	324,271	774,815	774,815
Financial derivative contracts	3,205,926	3,205,926	2,727,563	2,727,563
Loans and accounts receivable from customers and interbank loans, net	24,538,456	26,676,836	22,208,332	24,176,606
Available for sale investments	2,044,411	2,044,411	1,651,598	1,651,598
Guarantee deposits (margin accounts)	649,325	649,325	436,717	436,717

Liabilities
Deposits and interbank borrowings	20,846,462	21,167,077	18,126,038	18,470,479
Financial derivative contracts	2,862,606	2,862,606	2,561,384	2,561,384
Issued debt instruments and other financial liabilities	6,177,622	6,556,120	5,990,237	6,456,142
Guarantees received (margin accounts)	819,331	819,331	473,343	473,343

The fair value approximates the carrying amount of the following line items due to their short-term nature: cash and deposits-banks, cash items in process of collection and investments under resale or repurchase agreements.

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

a)	Trading investments and available for sale investment instruments

The estimated fair value of these financial instruments was established using market values or estimates from an available dealer, or quoted market prices of similar financial instruments. Investments are evaluated at recorded value since they are considered as having a fair value not significantly different from their recorded value. To estimate the fair value of debt investments or representative values in these lines of businesses, we take into consideration additional variables and elements, as long as they apply, including the estimate of prepayment rates and credit risk of issuers.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

NOTE 36

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

b)	Loans and accounts receivable from customers and interbank loans

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

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

NOTE 36

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

The hierarchy level within which the fair value measurement is categorized in its entirety is determined based on the lowest level of input that is significant to the fair value measurement in its entirety.

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

In the case there are no valid transactions for a given mnemonic on the valuation day, the reported rate is the IRR base from a reference structure, plus a spread model based on historical spread for the same item or similar ones.

• Time deposits	Present Value of Cash Flows Model

IRRs are provided by RiskAmerica, according to the following criterion:

If, at the valuation day, there are one or more valid transactions at the Santiago Stock Exchange for a given mnemonic, the reported rate is the weighted average amount of the observed rates.

In the case there are no valid transactions for a given mnemonic on the valuation day, the reported rate is the IRR base from a reference structure, plus a spread model based on issuer curves.

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

Formula adjusted by the volatility simile (implicit volatility). Prices (volatility) are provided by BGC Partners, according to this criterion:

With published market prices, a volatility parameter is created by interpolation and then these volatilities are used to value options.

In limited occasions significant inputs not observable in market data are used (Level 3). To carry out this estimate, several techniques are used, including extrapolation of observable market data or a mix of observable data.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

NOTE 36

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

The following financial instruments are classified under Level 3:

Type of financial instrument	Model used in valuation	Description
• Caps/ Floors/ Swaptions	Black Normal Model for Cap/Floors and Swaptions	There is no observable input of implicit volatility.

• UF options	Black – Scholes	There is no observable input of implicit volatility.

• Cross currency swap with window	Hull-White	Hybrid HW model for rates and Brownian motion for FX There is no observable input of implicit volatility.

• CCS (special contracts)	Implicit Forward Rate Agreement (FRA)	Start Fwd unsupported by MUREX (platform) due to the UF forward estimate.

• Cross currency swap, Interest rate swap, Call money swap in Tasa Activa Bancaria (Active Bank Rate) TAB,	Present Value of Cash Flows Model	Validation obtained by using the interest curve and interpolating flow maturities, but TAB is not a directly observable variable and is not correlated to any market input.

• Bonds (in our case, low liquidity bonds)	Present Value of Cash Flows Model	Valued by using similar instrument prices plus a charge-off rate by liquidity.

The Bank does not believe that any change in unobservable inputs with respect to level 3 instruments would result in a significantly different fair value measurement.

The following table presents the assets and liabilities that are measured at fair value on a recurrent basis, as of December 31, 2015 and 2014:

	Fair value measurement
As of December 31,	2015	Level 1	Level 2	Level 3
	MCh$	MCh$	MCh$	MCh$

Assets
Trading investments	324,271	283,236	41,035	-
Available for sale investments	2,044,411	1,287,589	756,056	766
Derivatives	3,205,926	-	3,166,779	39,147
Guarantee deposits (margin accounts)	649,325	649,325	-	-
Total	6,223,933	2,220,150	3,963,870	39,913

Liabilities
Derivatives	2,862,606	-	2,862,606	-
Guarantees received (margin accounts)	819,331	819,331	-	-
Total	3,681,937	819,331	2,862,606	-

	Fair value measurement
As of December 31,	2014	Level 1	Level 2	Level 3
	MCh$	MCh$	MCh$	MCh$

Assets
Trading investments	774,815	731,344	43,471	-
Available for sale investments	1,651,598	1,028,639	622,075	884
Derivatives	2,727,563	-	2,684,782	42,781
Guarantee deposits (margin accounts)	436,717	-	436,717	-
Total	5,590,693	1,759,983	3,787,045	43,665

Liabilities
Derivatives	2,561,384	-	2,561,384	-
Guarantees received (margin accounts)	473,343	-	473,343	-
Total	3,034,727	-	3,034,727	-

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

NOTE 36

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

The following table presents assets or liabilities which are not measured at fair value in the statement of financial position but for which the fair value is disclosed, as of December 31, 2015 and 2014:

	Fair value measurement
As of December 31,	2015	Level 1	Level 2	Level 3
	MCh$	MCh$	MCh$	MCh$
Assets
Loans and accounts receivable from customers and interbank loans, net	26,676,836	-	26,676,836	-
Total	26,676,836	-	26,676,836	-
Liabilities
Deposits and interbank borrowings	21,167,077	-	21,167,077	-
Issued debt instruments and other financial liabilities	6,556,120	-	6,556,120	-
Total	27,723,197	-	27,723,197	-

	Fair value measurement
As of December 31,	2014	Level 1	Level 2	Level 3
	MCh$	MCh$	MCh$	MCh$

Assets
Loans and accounts receivable from customers and interbank loans, net	24,176,606	-	24,176,606	-
Total	24,176,606	-	24,176,606	-
Liabilities
Deposits and interbank borrowings	18,470,479	-	18,470,479	-
Issued debt instruments and other financial liabilities	6,456,142	-	6,456,142	-
Total	24,926,621	-	24,926,621	-

There were no transfer between levels 1 and 2 for the year ended December 31, 2015 and 2014.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

NOTE 36

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

The following table presents the Bank’s activity for assets and liabilities measured at fair value on a recurrent basis using unobserved significant entries (Level 3) as of December 31, 2015 and 2014:

	Assets	Liabilities
	MCh$	MCh$

As of January 1, 2015	43,665	-

Total realized and unrealized profits (losses)
Included in statement of income	(3,634)	-
Included in other comprehensive income	(118)	-
Purchases, issuances, and loans (net)	-	-

As of December 31, 2015	39,913	-

Total profits or losses included in comprehensive income for 2015 that are attributable to change in unrealized profit (losses) related to assets or liabilities as of December 31, 2014	(3,752)	-

	Assets	Liabilities
	MCh$	MCh$

As of January 1, 2014	52,104	(1,419)

Total realized and unrealized profits (losses)
Included in statement of income	(8,485)	1,419
Included in other comprehensive income	46	-
Purchases, issuances, and loans (net)	-	-

As of December 31, 2014	43,665	-

Total profits or losses included in comprehensive income for 2014 that are attributable to change in unrealized profit (losses) related to assets or liabilities as of December 31, 2013	(8,439)	1,419

The realized and unrealized profits (losses) included in comprehensive income for 2015 and 2014, in the assets and liabilities measured at fair value on a recurrent basis through unobservable market data (Level 3) are recorded in the Statement of Comprehensive Income.

The potential effect as of December 31, 2015 and 2014 on the valuation of assets and liabilities valued at fair value on a recurrent basis through unobservable significant entries (level 3), generated by changes in the principal assumptions if other reasonably possible assumptions that are less or more favorable were used, is not considered by the Bank to be significant.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

NOTE 37

RISK MANAGEMENT

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

The ALCO is responsible for developing risk handling policies of the Bank following the Board and Santander Spain Global Risk Department guidelines, as well as the requirements of the Chilean SBIF. Said policies have been created mainly to identify and analyze the risks the Bank faces, establishing risk limits and adequate control monitoring risks, and for abiding by limits. Risk handling policies and systems are revised regularly to reflect changes in market conditions and products or services offered. The Bank, through the creation and management of regulations and procedures, aims at developing a disciplined and constructive control environment in which all employees understand their role and duties.

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

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

NOTE 37

RISK MANAGEMENT, continued

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

To achieve the aforementioned objectives, the Bank (its management and the ALCO) performs a variety of activities relating to risk management, including the following: calculate exposures to risk from different portfolios and/or investments, taking into consideration mitigating factors (guarantees, netting, collateral, etc.); calculate the probabilities of expected loss for each portfolio and/or investment; assign loss factors to new transactions (rating and scoring); measure the risk values of the portfolios and/or investments based on different scenarios by means of historical simulations; specify limits for potential losses based on the different risks incurred; determine the potential impact of the structural risks on the Bank’s Consolidated Statement of Income; set limits and alerts which guarantee the Bank’s liquidity; and identify and quantify the operating risks by line of business, so as to facilitate their mitigation through corrective actions.

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

Mitigation of credit risk for loans and accounts receivable

The Board has delegated the duty of credit risk management to the ALCO and CEC, as well as to the Bank’s risk departments, whose roles are summarized below:

-	Formulation of credit policies, by consulting with the business units, meeting requirements of guarantees, credit evaluation, risk rating and submission of reports, documentation and legal procedures in compliance with the regulatory, legal and internal requirements of the Bank.

-	Establish the structure to approve and renew credit requests. The Bank structures credit risks by assigning limits to the concentration of that risk in terms of individual debtors, debtor groups, industry segment and country. Approval levels are assigned to the correspondent officials of the business unit (commercial, consumer, SMEs) to be exercised by that level of management. In addition, those limits are revised constantly. Teams in charge of risk evaluation at the branch level interact on a regular basis with customers; however, for larger credit requests, the risk team from the head office and even the CEC work directly with customers to assess credit risks and prepare risk requests. Moreover, Banco Santander Spain participates in the process to approve larger credits; for example, to customers or economic groups with debts over USD 40 million.

-	Limit concentrations of exposure to customers or counterparties in geographic areas or industries (for accounts receivable or loans), and by issuer, credit rating, and liquidity (for investments).

-	Develop and maintain the Bank’s credit risk classifications for the purpose of classifying risks according to the degree of exposure to financial loss that is exhibited by the respective financial instruments, with the aim of focusing risk management specifically on the associated risks.

-	Revise and evaluate credit risk. Review and evaluate credit risk. Management’s risk divisions are largely independent of the Bank’s commercial division and evaluate all credit risks in excess of the specified limits prior to loan approvals for customers or prior to the acquisition of specific investments. Credit renewal and reviews are subject to similar processes.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

NOTE 37

RISK MANAGEMENT, continued

When preparing a credit request for a corporate customer, the Bank verifies several parameters such as debt service capacity (generally including future cash flows), the customer's financial records and/or projections for their economic sector. The risk division is closely involved in this process. All applications include an analysis of the customer’s strengths and weaknesses, as well as a risk classification and a recommendation. Credit limits are not established over customers’ outstanding balances but on the direct and indirect credit risk of the financial group. For example, a corporation would be evaluated together with subsidiaries and affiliates.

Consumer loans are evaluated and approved by their respective risk divisions (individual, SME), and the evaluation process is based on an evaluation system known as Garra (Banco Santander Chile) and Syseva (Santander Banefe). Both of these processes are decentralized, automated, and based on a scoring system that includes the credit risk policies adopted by the Bank’s Board. The loan application process is based on a collection of information to determine the customer’s financial condition and payment capacity. The parameters used to assess the credit risk of the applicant include different variables such as income levels, duration of current job, indebtedness, reports from credit reporting agencies, etc.

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

Maximum credit risk exposure

For financial assets recognised in the Consolidated Statement of Financial Position, maximum credit risk exposure equals their carrying value. For financial guarantees granted, the maximum exposure to credit risk equals the maximum amount the Bank would have to pay if the financial guaranty was executed.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

NOTE 37

RISK MANAGEMENT, continued

Below is the distribution by financial asset and off-balance sheet commitments of the Bank’s maximum exposure to credit risk as of December 31, 2015 and 2014, without deduction of collateral, security interests or credit improvements received:

		As of December 31,
		2015	2014
		Amount of exposure	Amount of exposure
	Note	MCh$	MCh$

Deposits in banks	4	1,432,371	1,013,909
Cash items in process of collection	4	724,521	531,373
Trading investments	5	324,271	774,815
Investments under resale agreements	6	2,463	-
Financial derivative contracts	7	3,205,926	2,727,563
Loans and accounts receivable from customers and interbank loans, net	8 and 9	24,538,456	22,208,332
Available for sale investments	10	2,044,411	1,651,598

Off-balance commitments:
Letters of credit issued		178,461	204,932
Foreign letters of credit confirmed		70,417	75,798
Guarantees		1,673,580	1,470,604
Available credit lines		6,806,745	5,699,034
Personal guarantees		163,395	261,582
Other irrevocable credit commitments		82,161	109,520
Total		41,247,178	36,729,060

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

NOTE 37

RISK MANAGEMENT, continued

The following table shows loan portfolio information as set forth in our internal scoring policy, described in Note 01 p)“Allowance for loans losses” as of December 31, 2015 and 2014:

	As of December 31,
Category	2015				2014
Commercial Portfolio	Individual	Percentage	Allowance	Percentage	Individual	Percentage	Allowance	Percentage
	MCh$	%	MCh$	%	MCh$	%	MCh$	%

A1	2,073,792	8.20%	1,210	0.17%	1,911,035	8.35%	998	0.15%
A2	5,898,065	23.32%	17,353	2.28%	5,564,372	24.30%	16,334	2.39%
A3	1,599,234	6.32%	25,145	3.30%	1,334,042	5.83%	19,630	2.87%
B	504,937	1.99%	37,157	4.87%	398,611	1.74%	29,189	4.27%
C1	81,767	0.32%	1,635	0.21%	79,148	0.35%	1,583	0.23%
C2	48,569	0.19%	4,857	0.64%	66,267	0.29%	6,627	0.97%
C3	37,663	0.15%	9,416	1.24%	16,742	0.07%	4,185	0.61%
C4	69,952	0.28%	27,981	3.67%	33,074	0.14%	13,229	1.93%
D1	76,157	0.30%	49,503	6.49%	59,585	0.26%	38,730	5.66%
D2	92,682	0.36%	83,414	10.94%	94,832	0.41%	85,348	12.47%
Subtotal	10,482,818	41.43%	257,671	33.81%	9,557,708	41.74%	215,853	31.55%

	Group	Percentage	Allowance	Percentage	Group	Percentage	Allowance	Percentage
	MCh$	%	MCh$	%	MCh$	%	MCh$	%
Commercial
Normal portfolio	2,483,258	9.81%	50,559	6.63%	2,401,003	10.49%	51,027	7.46%
Impaired portfolio	371,160	1.47%	124,137	16.28%	383,532	1.68%	114,670	16.76%
Subtotal	2,854,418	11.28%	174,696	22.91%	2,784,535	12.17%	165,697	24.22%
Mortgage
Normal portfolio	7,416,703	29.31%	19,133	2.51%	6,261,428	27.35%	17,574	2.57%
Impaired portfolio	396,147	1.57%	43,294	5.68%	370,603	1.62%	31,170	4.55%
Subtotal	7,812,850	30.88%	62,427	8.19%	6,632,031	28.97%	48,744	7.12%
Consumer
Normal portfolio	3,819,361	15.10%	118,006	15.48%	3,554,891	15.53%	116,865	17.07%
Impaired portfolio	331,310	1.31%	149,501	19.61%	363,484	1.59%	137,158	20.04%
Subtotal	4,150,671	16.41%	267,507	35.09%	3,918,375	17.12%	254,023	37.11%
Total	25,300,757	100.00%	762,301	100.00%	22,892,649	100.00%	684,317	100.00%

As December 31, 2015 and 2014, the Bank does not believe that the credit quality of its other financial assets or liabilities is of sufficient significance to warrant further disclosure.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

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

Exposure to credit risk in foreign derivative contracts

As of December 31, 2015, the Bank’s foreign exposure -including counterparty risk in the derivative instruments’ portfolio- was USD 2,090 million or 4.27% of assets. In the table below, exposure to derivative instruments is calculated by using the equivalent credit risk; which equals the replacement carrying amount plus the maximum potential value, considering the cash collateral that minimizes exposure.

Below, there are additional details regarding our exposure to Colombia and Italy, which are classified individually above 1 and our exposure in other countries as a separate line as of December 31, 2015.

Country	Classification (1)	Derivative Instruments (adjusted to market) MUSD	Deposits MUSD	Loans MUSD	Financial investments MUSD	Total Exposure MUSD
Colombia	2	1.20	-	-	-	1.20
Italy	2	46.40	0.65	-	-	47.05
Other	3	1.32	-	-	-	1.32
Total		48.92	0.65	-	-	49.57

(1)	Corresponds to country’s classification established in Chapter B-6 of the Compendium of Accounting Standards issued by the SBIF.

*	The total amount of this exposure to derivative instruments must be compensated daily with collateral and, therefore, there is no credit exposure.

Our exposure to Spain within the group is as follows:

Counterpart	Country	Classification	Derivative instruments (market adjusted) MUSD	Deposits MUSD	Loans MUSD	Financial Investments MUSD	Exposure Exposure MUSD
Banco Santander España (*)	Spain	1	20.11	357.53	-	-	377.64

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

NOTE 37

RISK MANAGEMENT, continued

Impairment of other financial instruments

As of December 31, 2015 and 2014, the Bank had no significant impairments of its financial assets other than loans and accounts receivable.

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

Below is the detail of security interests, collateral, or credit improvements provided to the Bank as of December 31, 2015 and 2014.

	As of December 31,
	2015	2014
	MCh$	MCh$
Non-impaired financial assets:
Properties/mortgages	16,849,296	14,643,933
Investments and others	2,287,128	2,005,276
Impaired financial assets:
Properties/ mortgages	265,052	420,033
Investments and others	4,268	12,314
Total	19,405,744	17,081,556

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

NOTE 37

RISK MANAGEMENT, continued

Liquidity risk

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

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

NOTE 37

RISK MANAGEMENT, continued

	As of December 31,
	2015	2014
	MCh$	MCh$
Financial investments for trading	324,271	774,815
Available for sale investments	2,044,411	1,651,598
Encumbered assets (net) (1)	(77,647)	(112,015)
Net cash (2)	(315,415)	14,774
Net Interbank deposits (3)	1,683,208	890,274
Total liquidity portfolio	3,658,828	3,219,446

(1) Assets encumbered through repurchase agreements are deducted from the liquidity portfolio.

(2) Cash minus reserve requirements.

(3) Includes overnight deposits in Central Bank, domestic banks and foreign banks.

Exposure to liquidity risk

A similar, yet not identical, measure is the calculation used to measure the Bank´s liquidity limit as established by the SBIF. The Bank determines a mismatch percentage for purposes of calculating such liquidity limit which is calculated by dividing its benefits (assets) by its obligations (liabilities) according to maturity based on estimated repricing. The mismatch amount permitted for the 30 day and under period is 1 times [regulatory] capital and for the 90 day and under period – 2 times [regulatory] capital.

The following table displays the actual derived percentages as calculated per above:

	As of December 31,
	2015	2014
	%	%
30 days	38.00	32.00
30 days foreign currency	-	-
90 days	44.00	15.00

Below, is the breakdown by maturity, of the liability balances of the Bank as of December 31, 2015 and 2014:

	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Subtotal up to 1 year	Between 1 and 5 years	More than 5 years	Subtotal after 1 year	Total
As of December 31, 2015	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$
Obligations under repurchase agreements	-	143,689	-	-	143,689	-	-	-	143,689
Checking accounts, time deposits and other time liabilities	7,932,619	5,707,940	3,210,947	2,853,761	19,705,267	238,933	56,845	295,778	20,001,045
Financial derivatives contracts	-	126,643	190,409	380,158	697,210	1,016,731	1,148,665	2,165,396	2,862,606
Interbank borrowings	27,323	7,946	148,509	684,819	868,597	438,977	-	438,977	1,307,574
Issue debt instruments	1,953	440,500	155,821	213,928	812,202	2,764,082	2,380,811	5,144,893	5,957,095
Other financial liabilities	129,358	3,142	558	3,114	136,172	68,027	16,328	84,355	220,527
Subtotal	8,091,253	6,429,860	3,706,244	4,135,780	22,363,137	4,526,750	3,602,649	8,129,399	30,492,536
Contractual interest payments	2,075	66,964	141,529	553,736	764,304	1,814,540	905,460	2,720,000	3,484,304
Total	8,093,328	6,496,824	3,847,773	4,689,516	23,127,441	6,341,290	4,508,109	10,849,399	33,976,840

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

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

Market risk management

The Bank’s internal management measure market risk based mainly on the procedures and standards of Banco Santander Spain, which are in turn based on an analysis of three principal components:

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

The ALCO has the general responsibility for the market risk. The Bank’s risk/finance department is responsible for formulating detailed management policies and applying them to the Bank’s operations, in conformity with the guidelines adopted by the ALCO and the Global Risk Department of Banco Santander Spain.

The department’s functions in connection with trading portfolio include the following:

i.	apply the “Value at Risk” (VaR) techniques to measure interest rate risk;

ii.	adjust the trading portfolios to market and measure the daily income and loss from commercial activities;

iii.	compare the real VaR with the established limits;

iv.	establish procedures to prevent losses in excess of predetermined limits; and

v.	furnish information on the trading activities to the ALCO, other members of the Bank’s management, and the Global Risk Department of Banco Santander Spain.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

NOTE 37

RISK MANAGEMENT, continued

The department’s functions in connection with financial management portfolios include the following:

i.	perform sensitivity simulations (as explained below) to measure interest rate risk for activities denominated in local currency and the potential losses forecasted by these simulations; and

ii.	provide daily reports thereon to the ALCO, other members of the Bank’s management, and the Global Risk Department of Banco Santander Spain.

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

For the Bank, the VaR estimate is done through the historical simulation method which consists of observing the behavior of profit and loss that might have taken place with the current portfolio if the market conditions at a given time had been present and, based on that information, infer maximum losses with a determined confidence level. This method has the advantage of reflecting precisely the historical distribution of market values and not requiring any distribution assumption for a specific probability. All VaR measures are designed to establish the distribution function for the value change in a given portfolio and, once this distribution is known, to calculate the percentile related to the necessary confidence level, which will match the risk value in relation to of those parameters. As calculated by the Bank, the VaR is an estimate of the maximum expected loss of market value of a given portfolio in one day, with 99.00% confidence. It is the maximum loss in one day the Bank could expect in a given portfolio with a confidence level of 99.00%. In other words, it is the loss the Bank would have to deal only 1.0% of the time. VaR provides a single estimation of the market risk that cannot be compared with other market risks. Returns are calculated using a time window of 2 years or, at least, 520 data points gathered since the reference date in the past to calculate VaR.

The Bank does not calculate three separate VaRs. Only one VaR is calculated for the entire trading portfolio which, in addition, is separated into risk types. The VaR program carries out a historical simulation and calculates a profit (ganancia or “G”) and loss (pérdida or “P”) G&P Statement for 520 data points (days) for each risk factor (fixed income, currency, and variable income). Each risk factor’s G&P is added and a consolidated VaR is calculated with 520 data points or days. In addition, the VaR is calculated for each risk factor based on the individual G&P calculated for each. Additionally, a weighted VaR is calculated following the above mentioned method but giving a larger weight to the 30 most recent data points. The highest VaR is reported. In 2015 and 2014, we were still using the same VaR model and the methodology has not changed.

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

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

NOTE 37

RISK MANAGEMENT, continued

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

At no time in 2015 and 2014 did the Bank exceed the VaR limits in connection with the three components which comprise the trading portfolio: fixed-income investments, variable-income investments and foreign currency investments.

The Bank carries out back-testings on a daily basis and, generally, discovers that trading losses exceed the estimated VaR approximately one out of hundred business days. Also, a maximum VaR limit was established that can be applied over the trading portfolio. Both in 2015 and 2014, the Bank has kept within the maximum limit it established for the VaR; even when the real VaR exceeded estimations.

High, low and average levels for each component and year were as follows:

VaR	2015 USDMM	2014 USDMM
Consolidated:
High	3.61	3.77
Low	0.62	1.06
Average	1.38	1.91

Fixed-income investments:
High	3.13	3.99
Low	0.61	1.06
Average	1.23	1.78

Variable-income investments
High	0.19	0.15
Low	0.00	0.00
Average	0.00	0.00

Foreign currency investments
High	3.43	2.39
Low	0.04	0.06
Average	0.64	0.58

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

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

NOTE 37

RISK MANAGEMENT, continued

To establish the consolidated limit, we add the foreign currency limit to the domestic currency limit and multiple by 2 the sum of the multiplication of them together both for net financial loss limit as well as for the capital and reserves loss limit, using the following formula:

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

In addition, the sensitivity simulation methodology should be interpreted taking into consideration the following limitations:

-	The simulation of scenarios assumes that the volumes remain consistent in the Bank’s Consolidated Statements of Financial Position and are always renewed at maturity, thereby omitting the fact that certain credit risk and prepayment considerations may affect the maturity of certain positions.

-	This model assumes an identical change along the entire length of the yield curve and does not take into account the different movements for different maturities.

-	The model does not take into account the volume sensitivity which results from interest rate changes.

-	The limits to losses of budgeted financial income are calculated based on the financial income foreseen for the year, which may not be actually earned, meaning that the real percentage of financial income at risk may be higher than the expected one.

Market risk – Financial management portfolio – December 31, 2015 and 2014

	2015		2014
	Effect on financial income	Effect on capital	Effect on financial income	Effect on capital

Financial management portfolio – local currency (MCh$)
Loss limit	32,500	150,000	38,150	192,660
High	29,721	103,091	27,707	112,133
Low	13,882	72,104	16,904	77,231
Average	22,695	88,394	21,077	92,809
Financial management portfolio – foreign currency (Th$US)
Loss limit	30	70	40	70
High	9	15	16	39
Low	-	5	-	10
Average	2	12	10	28
Financial management portfolio – consolidated (in MCh$)
Loss limit	34,500	150,000	40,650	172,390
High	29,232	102,002	27,949	112,364
Low	14,129	70,741	17,441	77,848
Average	22,390	87,095	21,404	93,245

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

NOTE 37

RISK MANAGEMENT, continued

Operating risk

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

NOTE 38

SUBSEQUENT EVENTS

On April 7, 2016, the Bank issued two bonds for CLF 7,000,000 each one at a fixed rate for 6.5 and 8.5 years, respectively.

At the ordinary shareholders’ meeting held on April 26, 2016 it was agreed that 75% of the net income from 2015 was to be distributed as dividends (totaling Ch$336,659 million). The remaining 25% was assigned to the Bank’s equity. Also, Andreu Plaza López and Ana Dorrego de Carlos were appointed as directors, having previously been designated at the Director’s meeting held on March 31, 2016, and PricewaterhouseCoopers Consultores, Auditores y Compañía Limitada was designated as independent registered public accounting firm.

Between January 1, 2016 and the date on which these Consolidated Financial Statements were issued (April 25, 2016), no other events have occurred which could significantly affect their interpretation.

FELIPE CONTRERAS FAJARDO Chief Accounting Officer	CLAUDIO MELANDRI HINOJOSA Chief Executive Officer