Form 20-F
period 2016-12-31
BANCO SANTANDER CHILE
filed 2017-03-24
CIK 1027552

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 1-14554

BANCO SANTANDER-CHILE
(d/b/a Santander and Banco Santander)
(Exact name of Registrant as specified in its charter)

SANTANDER-CHILE BANK
(d/b/a Santander and Banco Santander)
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

None
(Title of Class)

The number of outstanding shares of each class of common stock of Banco Santander-Chile at December 31, 2016, was:

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

As required by local regulations, our locally filed consolidated financial statements have been prepared in accordance with the Compendium of Accounting Standards issued by the SBIF the Chilean regulatory agency (“Chilean Bank GAAP”). Therefore, our locally filed consolidated financial statements have been adjusted to IFRS in order to comply with the requirements of the Securities and Exchange Commission (the “SEC”). Chilean Bank GAAP principles are substantially similar to IFRS but there are some exceptions. For further details and a discussion of the main differences between Chilean Bank GAAP and IFRS, see to “Item 5. Operating and Financial Review and Prospects—Accounting Standards Applied in 2016.”

This Annual Report contains our consolidated financial statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014 (the “Audited Consolidated Financial Statements”). Such Audited Consolidated Financial Statements have been prepared in accordance with IFRS as issued by the IASB, and have been audited by the independent registered public accounting firm PricewaterhouseCoopers Consultores, Auditores y Compañía Limitada for the year ended December 31, 2016 and by the independent registered accounting firm Deloitte Auditores y Consultores Limitada for the years ended December 31, 2015 and 2014. See page F-2 of the Audited Consolidated Financial Statements for the 2016 audit report prepared by PricewaterhouseCoopers Consultores, Auditores y Compañía Limitada and page F-4 of the Audited Consolidated Financial Statements for the 2015 and 2014 audit report prepared by Deloitte Auditores y Consultores Limitada. The Audited Consolidated Financial Statements have been prepared from accounting records maintained by the Bank and its subsidiaries.

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

For presentational purposes, we have translated Chilean pesos (Ch$) into U.S. dollars (U.S.$) using the rate as indicated below under “Exchange Rates,” for the financial information included in this Annual Report. See “Note 1—Summary of Significant Accounting Principles—e) Functional and presentation currency.”

Loans

Unless otherwise specified, all references herein (except in the Audited Consolidated Financial Statements) to loans are to loans and financial leases before deduction for loan loss allowance, and, except as otherwise specified, all market share data presented herein is based on information published periodically by the SBIF. Non-performing loans include the entire principal amount and accrued but unpaid interest on loans for which either principal or interest is past-due for 90 days or more. Restructured loans for which no payments are past-due are not ordinarily classified as non-performing loans. See “Item 5. Operating and Financial Review and Prospects—C. Selected Statistical Information—Classification of Loan Portfolio Based on the Borrower’s Payment Performance.”

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

Unless otherwise indicated, all U.S. dollar amounts at any year end, for any period have been translated from Chilean pesos based on the interbank market rate published by Reuters at 1:30 pm on the last business day of the period. On December 31, 2016 and 2015, the exchange rate in the Informal Exchange Market as published by Reuters at 1:30 pm on these days was Ch$666.00and Ch$707.80 respectively, or 0.19% less and 0.06% more, respectively, than the observed exchange rate published by the Central Bank for such date of Ch$667.29 and Ch$707.34 respectively, per U.S.$1.00. The Federal Reserve Bank of New York does not report a noon buying rate for the Chilean peso. For more information on the observed exchange rate, see “Item 3. Key Information—A. Selected Financial Data—Exchange Rates” of the Annual Report.

As of December 31, 2016 and 2015, one UF was equivalent to Ch$26,347.98 and Ch$25,629.09, respectively. The U.S. dollar equivalent of one UF was U.S.$39.49 as of December 31, 2016, using the observed exchange rate reported by the Central Bank as of December 30, 2015 of Ch$36.23 per U.S.$1.00.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	Selected Financial Data

The following table presents selected historical financial information for Santander-Chile as of the dates and for each of the periods indicated. Financial information for Santander-Chile as of and for the years ended December 31, 2016, 2015, 2014, 2013, and 2012 has been derived from our audited consolidated financial statements prepared in accordance with IFRS. In the F-pages of this Annual Report on Form 20-F, our audited financial statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014 are presented. The audited financial statements for 2013 and 2012 are not included in this document, but they can be found in our previous Annual Reports on Form 20-F. These consolidated financial statements differ in some respects from our locally filed financial statements as of and for the years ended December 31, 2016, 2015, 2014, 2013 and 2012 prepared in accordance with Chilean Bank GAAP. See “Item 4. Information on the Company—Differences between IFRS and Chilean Bank GAAP.”

The following table should be read in conjunction with, and is qualified in its entirety by reference to, our Audited Consolidated Financial Statements appearing elsewhere in this Annual Report.

	As of and for the years ended December 31,
	2016	2016	2015	2014	2013	2012
	In U.S.$ thousands(1)	In Ch$ millions (2)
CONSOLIDATED STATEMENT OF INCOME DATA (IFRS)
Net interest income	1,923,973	1,281,366	1,255,206	1,317,104	1,076,762	1,042,734
Net fee and commission income	382,018	254,424	237,627	227,283	229,836	270,572
Financial transactions, net (3)	210,748	140,358	145,499	112,565	124,437	82,299
Other operating income	9,650	6,427	6,439	6,545	88,155	13,105
Net operating profit before provision for loan losses	2,526,389	1,682,575	1,644,771	1,663,497	1,519,190	1,408,710
Provision for loan losses	(513,638)	(342,083)	(399,277)	(354,903)	(371,462)	(403,692)
Net operating profit	2,012,751	1,340,492	1,245,494	1,308,594	1,147,728	1,005,018
Total operating expenses	(1,135,197)	(756,041)	(719,958)	(683,819)	(610,191)	(599,379)
Operating income	877,554	584,451	525,536	624,775	537,537	405,639
Income from investments in associates and other companies	4,523	3,012	2,588	2,165	1,422	267
Income before tax	882,077	587,463	528,124	626,940	538,959	405,906
Income tax expense	(163,710)	(109,031)	(76,395)	(51,050)	(94,530)	(44,473)
Net income for the year	718,366	478,432	451,729	575,890	444,429	361,433
Net income for the period attributable to:
Equity holders of the Bank	714,815	476,067	448,466	569,910	442,294	356,808
Non-controlling interests	3,551	2,365	3,263	5,980	2,135	4,625
Net income attributable to Equity holders of the Bank per share	3.79	2.53	2.38	3.02	2.35	1.89
Net income attributable to Equity holders of the Bank per ADS	1,517.28	1,010.51	951.92	1,208.00	938.83	757.37
Weighted-average shares outstanding (in millions)	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1
Weighted-average ADS outstanding (in millions)	471.1	471.1	471.1	471.1	471.1	471.1

	As of and for the years ended December 31,
	2016	2016	2015	2014	2013	2012
	In U.S.$ thousands(1)	In Ch$ millions (2)
CONSOLIDATED STATEMENT OF FINANCIAL POSITION DATA (IFRS)
Cash and deposits in banks	3,422,506	2,279,389	2,064,806	1,608,888	1,571,810	1,250,414
Cash items in process of collection	743,668	495,283	724,521	531,373	604,077	520,267
Trading investments	596,077	396,987	324,271	774,815	287,567	338,287
Investments under resale agreements	10,114	6,736	2,463	—	17,469	6,993
Financial derivative contracts	3,754,928	2,500,782	3,205,926	2,727,563	1,494,018	1,293,212
Interbank loans, net	403,411	268,672	9,711	11,942	124,954	90,414
Loans and accounts receivable from customers, net	39,259,991	26,147,154	24,528,745	22,196,390	20,320,874	18,326,190
Available-for-sale investments	5,088,447	3,388,906	2,044,411	1,651,598	1,700,993	1,826,158
Investments in associates and other companies	35,706	23,780	20,309	17,914	9,681	7,614
Intangible assets	87,215	58,085	51,137	40,983	66,703	87,347
Property, plant, and equipment	386,455	257,379	240,659	211,561	180,215	162,214
Current taxes	—	—	—	2,241	1,643	10,227
Deferred taxes	539,940	359,600	320,527	272,118	227,285	181,875
Other assets	1,272,180	847,272	1,100,174	927,961	514,938	657,890
TOTAL ASSETS	55,600,638	37,030,025	34,637,660	30,975,347	27,122,227	24,759,102
Deposits and other demand liabilities	11,320,293	7,539,315	7,356,121	6,480,497	5,620,763	4,970,019
Cash items in process of being cleared	433,143	288,473	462,157	281,259	276,379	284,953
Obligations under repurchase agreements	318,974	212,437	143,689	392,126	208,972	304,117
Time deposits and other time liabilities	19,747,311	13,151,709	12,182,767	10,413,940	9,675,272	9,112,213
Financial derivative contracts	3,441,683	2,292,161	2,862,606	2,561,384	1,291,785	1,146,161
Interbank borrowing	2,877,429	1,916,368	1,307,574	1,231,601	1,682,377	1,438,003
Issued debt instruments	11,000,559	7,326,372	5,957,095	5,785,112	5,198,658	4,571,289
Other financial liabilities	360,384	240,016	220,527	205,125	189,781	192,611
Current taxes	43,985	29,294	17,796	1,077	50,242	525
Deferred taxes	11,541	7,686	3,906	7,631	26,753	9,544
Provisions	438,754	292,210	274,998	285,970	217,310	191,892
Other liabilities	1,194,872	795,785	1,045,869	654,557	311,479	341,274
TOTAL LIABILITIES	51,188,928	34,091,826	31,835,105	28,300,279	24,749,771	22,562,601
Capital	1,338,293	891,303	891,303	891,303	891,303	891,303
Reserves	2,462,631	1,640,112	1,527,893	1,307,761	1,130,991	975,460
Valuation adjustments	9,970	6,640	1,288	25,600	(5,964)	(3,781)
Retained earnings	556,761	370,803	351,890	417,321	327,622	299,254
Attributable to Equity holders of the Bank	4,367,655	2,908,858	2,772,374	2,641,985	2,343,952	2,162,236
Non-controlling interest	44,056	29,341	30,181	33,083	28,504	34,265
TOTAL EQUITY (4)	4,411,710	2,938,199	2,802,555	2,675,068	2,372,456	2,196,501
TOTAL LIABILITIES AND EQUITY	55,600,638	37,030,025	34,637,660	30,975,347	27,122,227	24,759,102

	As of and for the years ended December 31,
	2016	2015	2014	2013	2012
CONSOLIDATED RATIOS
(IFRS)
Profitability and performance:
Net interest margin (5)	4.3%	4.4%	4.9%	4.6%	4.8%
Return on average total assets (6)	1.4%	1.3%	1.8%	1.6%	1.4%
Return on average equity (7)	16.8%	16.0%	21.4%	18.9%	16.5%
Capital:
Average equity as a percentage of average total assets (8)	8.1%	8.2%	8.2%	8.7%	8.7%
Total liabilities as a multiple of equity (9)	11.6	11.4	10.6	10.4	10.3
Credit Quality:
Non-performing loans as a percentage of total loans (10)	2.1%	2.5%	2.8%	2.9%	3.2%
Allowance for loan losses as percentage of total loans	2.9%	3.0%	2.9%	2.9%	2.9%
Operating Ratios:
Operating expenses /operating revenue (11)	44.9%	43.8%	41.1%	40.2%	42.5%
Operating expenses /average total assets	2.1%	2.1%	2.1%	2.3%	2.4%

OTHER DATA
CPI Inflation Rate (12)	2.7%	4.4%	4.7%	3.0%	1.5%
Revaluation (devaluation) rate (Ch$/U.S.$) at year end (12)	5.7%	(16.5%)	(16.0%)	(9.4%)	8.2%
Number of employees at period end	11,354	11,723	11,478	11,516	11,713
Number of branches and offices at period end	423	471	474	493	504

(1)	Amounts stated in U.S. dollars at and for the year ended December 31, 2016 have been translated from Chilean pesos at the interbank market exchange rate of Ch$666.00 = U.S.$1.00 as of December 31, 2016 based on the interbank market rate published by Reuters at 1:30 pm on the last business day of the period.

(2)	Except per share data, percentages and ratios, share numbers, employee numbers and branch numbers.

(3)	Net income (expense) from financial operations and net foreign exchange gain.

(4)	Total equity includes equity attributable to Equity holders of the Bank plus non-controlling interests.

(5)	Net interest income divided by average interest earning assets (as presented in “Item 5. Operating and Financial Review and Prospects— C. Selected Statistical Information”).

(6)	Net income for the year divided by average total assets (as presented in “Item 5. Operating and Financial Review and Prospects— C. Selected Statistical Information”).

(7)	Net income for the year divided by average equity (as presented in “Item 5. Operating and Financial Review and Prospects—C. Selected Statistical Information”).

(8)	This ratio is calculated using total average equity (as presented in “Item 5. Operating and Financial Review and Prospects— C. Selected Statistical Information”) including non-controlling interest.

(9)	Total liabilities divided by equity.

(10)	Non-performing loans include the aggregate unpaid principal and accrued but unpaid interest on all loans with at least one installment over 90 days past-due.

(11)	The efficiency ratio is equal to operating expenses over operating income. Operating expenses includes personnel salaries and expenses, administrative expenses, depreciation and amortization, impairment and other operating expenses. Operating income includes net interest income, net fee and commission income, net income from financial operations (net trading income), foreign exchange profit (loss), net and other operating income.

(12)	Based on information published by the Central Bank.

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

Purchases and sales of foreign currencies may be legally carried out in the Informal Exchange Market. The Informal Exchange Market reflects transactions carried out at informal exchange rates by entities not expressly authorized to operate in the Formal Exchange Market. There are no limits imposed on the extent to which the rate of exchange in the Informal Exchange Market can fluctuate above or below the Observed Exchange Rate. In recent years, the variation between the Observed Exchange Rate and the Informal Exchange Rate has not been significant. On December 31, 2015 and 2016 the exchange rate in the Informal Exchange Market as published by Reuters at 1:30 pm on these days was Ch$707.80 and Ch$666.00 respectively, or 0.06% more and 0.19% less, respectively, than the Central Bank’s published observed exchange rate for such date of Ch$707.34 and Ch$667.29, respectively, per U.S.$1.00.

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

	Daily Observed Exchange Rate Ch$ Per U.S.$(1)
Year	Low(2)	High(2)	Average(3)	Period End

2012	469.65	519.69	494.99	478.60
2013	466.50	533.95	495.09	523.76
2014	524.61	621.41	570.01	607.38
2015	597.10	715.66	654.25	707.34
2016	645.22	730.31	676.83	667.29

	Daily Observed Exchange Rate Ch$ Per U.S.$(1)
Month	Low(2)	High(2)	Average(3)	Period End
October 2016	651.65	670.88	663.92	651.65
November 2016	650.72	679.24	666.12	675.48
December 2016	649.40	677.11	667.17	667.29
January 2017	648.31	673.36	661.19	648.87
February 2017	638.35	646.97	643.21	645.19
March 2017 (through March 22, 2017)	648.88	669.52	660.29	657.83

Source: Central Bank.

(1)	Nominal figures.

(2)	Exchange rates are the actual low and high, on a day-by-day basis for each period.

(3)	The average of monthly average rates during the year.

Dividends

Under the current General Banking Law, a Chilean bank may only pay a single dividend per year (i.e., interim dividends are not permitted). Santander-Chile’s annual dividend is proposed by its Board of Directors and is approved by the shareholders at the annual ordinary shareholders’ meeting held the year following that in which the dividend is generated. For example, the 2016 dividend must be proposed and approved during the first four months of 2017. Following shareholder approval, the proposed dividend is declared and paid. Historically, the dividend for a particular year has been declared and paid no later than one month following the shareholders’ meeting. Dividends are paid to shareholders of record on the fifth day preceding the date set for payment of the dividend. The applicable record dates for the payment of dividends to holders of ADSs will, to the extent practicable, be the same.

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

The following table presents dividends declared and paid by us in nominal terms in the past four years:

Year	Dividend Ch$ millions (1)	Dividend U.S.$ millions (2)	Per share Ch$/share (3)	Per ADS U.S.$/ADS (4)	% over earnings (5)	% over earnings (6)
2013	232,780	493.1	1.24	1.05	60	65
2014	265,156	476.0	1.41	1.01	60	60
2015	330,198	540.4	1.75	1.15	60	58
2016	336,659	503.7	1.79	1.07	75	75
2017(7)	330,646	496.5	1.75	1.05	70	69

(1)	Millions of nominal pesos.

(2)	Millions of U.S.$ using the observed exchange rate of the day the dividend was approved at the annual shareholders’ meeting, except for 2017 when the exchange rate used is Ch$666.00.

(3)	Calculated on the basis of 188,446 million shares.

(4)	Dividend in U.S.$ million divided by the number of ADS, which was calculated on the basis of 1,039 shares per ADS for 2012. For 2013, 2014, 2015 and 2016, it is calculated on the basis of 400 shares per ADS.

(5)	Calculated by dividing dividend paid in the year by net income attributable to the equity holders of the Bank for the previous year under Chilean Bank GAAP. This is the payment ratio determined by shareholders.

(6) Calculated by dividing dividend paid in the year by net income attributable to the equity holders of the Bank for the previous year under IFRS.

(7)	Dividend proposed by the Board for shareholders’ approval on April 26, 2017.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

In the recent past, financial systems worldwide have experienced difficult credit and liquidity conditions and disruptions leading to less liquidity and greater volatility (such as volatility in spreads). Global economic conditions deteriorated significantly between 2007 and 2009, and many countries fell into recession. Although most countries have begun to recover, this recovery may not be sustainable. Many major financial institutions, including some of the world’s largest global commercial banks, investment banks, mortgage lenders, mortgage guarantors and insurance companies experienced, and some continue to experience, significant difficulties. Around the world, there have also been runs on deposits at several financial institutions, numerous institutions have sought additional capital or have been assisted by governments, and many lenders and institutional investors have reduced or ceased providing funding to borrowers (including to other financial institutions).

In particular, we face, among others, the following risks related to the economic downturn:

•	Reduced demand for our products and services.

•	Increased regulation of our industry. Compliance with such regulation will continue to increase our costs and may affect the pricing for our products and services, increase our conduct and regulatory risks to non-compliance and limit our ability to pursue business opportunities.

•	Inability of our borrowers to timely or fully comply with their existing obligations. Macroeconomic shocks may negatively impact the household income of our retail customers and may adversely affect the recoverability of our retail loans, resulting in increased loan losses.

•	The process we use to estimate losses inherent in our credit exposure requires complex judgments, including forecasts of economic conditions and how these economic conditions might impair the ability of our borrowers to repay their loans. The degree of uncertainty concerning economic conditions may adversely affect the accuracy of our estimates, which may, in turn, impact the reliability of the process and the sufficiency of our loan loss allowances.

•	The value and liquidity of the portfolio of investment securities that we hold may be adversely affected.

•	Any worsening of global economic conditions may delay the recovery of the international financial industry and impact our financial condition and results of operations.

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

Increased volatility in the global financial markets could have a material adverse effect on us, including on our ability to access capital and liquidity on financial terms acceptable to us, if at all. If capital markets financing ceases to become available, or becomes excessively expensive, we may be forced to raise the rates we pay on deposits to attract more customers and become unable to maintain certain liability maturities. Any such increase in capital markets funding availability or costs or in deposit rates could have a material adverse effect on our interest margins and liquidity.

If all or some of the foregoing risks were to materialize, this could have a material adverse effect on our financing availability and terms and, more generally, on our results, financial condition and prospects.

Additionally, the results of the 2016 United States presidential and congressional elections have generated volatility in the global capital and currency markets and have created uncertainty about the relationship between the United States and Latin American countries. Any material change to United States trade policy with respect to Chile could have a material adverse effect on the economy, which could in turn materially harm our financial condition and results of operations.

Credit, market and liquidity risk may have an adverse effect on our credit ratings and our cost of funds. Any downgrade in Chile’s, our controlling shareholders or our credit rating would likely increase our cost of funding, require us to post additional collateral or take other actions under some of our derivative contracts and adversely affect our interest margins and results of operations.

Credit ratings affect the cost and other terms upon which we are able to obtain funding. Rating agencies regularly evaluate us, and their ratings of our debt are based on a number of factors, including our financial strength and conditions affecting the financial services industry generally. In addition, due to the methodology of the main rating agencies, our credit rating is affected by the rating of Chile’s sovereign debt. If Chile’s sovereign debt is downgraded, our credit rating would also likely be downgraded by an equivalent amount.

In December 2016, Moody’s Investors Services (“Moody’s”) concluded a review of the Bank’s ratings and downgraded the baseline credit assessments from a2 to a3 due to their belief that the prospects of a continued slowdown in the Chilean economy and relevant market shift have changed the competitive landscape. Moody’s confirmed our other ratings, maintaining a stable outlook. Also in December 2016, Fitch changed their outlook on the Bank from stable to negative due to concerns over the sovereign ratings for Chile. Standard and Poor’s Ratings Services (“S&P”) announced the same action in January 2017.

In addition, our ratings may be adversely affected by any downgrade in the ratings of our parent company, Santander Spain. The long-term debt of Santander Spain is currently rated investment grade by the major rating agencies: A3 (stable) by Moody’s, A- (positive) by S&P and A- (stable) by Fitch Ratings Ltd. (“Fitch”).

Any downgrade in our debt credit ratings would likely increase our borrowing costs and require us to post additional collateral or take other actions under some of our derivative contracts, and could limit our access to capital markets and adversely affect our commercial business. For example, a ratings downgrade could adversely affect our ability to sell or market certain of our products, engage in certain longer-term and derivatives transactions and retain our customers, particularly customers who need a minimum rating threshold in order to invest. In addition, under the terms of certain of our derivative contracts and other financial commitments we may be required to maintain a minimum credit rating or terminate such contracts or post collateral. Any of these results of a ratings downgrade could reduce our liquidity and have an adverse effect on us, including our operating results and financial condition.

While certain potential impacts of these downgrades are contractual and quantifiable, the full consequences of a credit rating downgrade are inherently uncertain, as they depend upon numerous dynamic, complex and inter-related factors and assumptions, including market conditions at the time of any downgrade, whether any downgrade of our long-term credit rating precipitates downgrades to our short-term credit rating, and assumptions about the potential behaviors of various customers, investors and counterparties. Actual outflows could be higher or lower than the preceding hypothetical examples, depending upon certain factors including which credit rating agency downgrades our credit rating, any management or restructuring actions that could be taken to reduce cash outflows and the potential liquidity impact from loss of unsecured funding (such as from money market funds) or loss of secured funding capacity. Although unsecured and secured funding stresses are included in our stress testing scenarios and a portion of our total liquid assets is held against these risks, a credit rating downgrade could still have a material adverse effect on us.

In addition, if we were required to cancel our derivatives contracts with certain counterparties and were unable to replace such contracts, our market risk profile could be altered.

There can be no assurance that the rating agencies will maintain the current ratings or outlooks. Failure to maintain favorable ratings and outlooks could increase our cost of funding and adversely affect interest margins, which could have a material adverse effect on us.

Increased competition, including from non-traditional providers of banking services such as financial technology providers, and industry consolidation may adversely affect our results of operations.

The Chilean market for financial services is highly competitive. We compete with other private sector Chilean and non-Chilean banks, with Banco del Estado de Chile, the principal government-owned sector bank, with department stores and with larger supermarket chains that make consumer loans and sell other financial products to a large portion of the Chilean population. The lower to middle-income segments of the Chilean population and the small- and mid- sized corporate segments have become the target markets of several banks and competition in these segments may increase. In addition, there has been a trend towards consolidation in the Chilean banking industry in recent years, which has created larger and stronger banks with which we must now compete. There can be no assurance that this increased competition will not adversely affect our growth prospects, and therefore our operations. We also face competition from non-bank (such as department stores, insurance companies, cajas de compensación and cooperativas) and non-finance competitors (principally department stores and larger supermarket chains) with respect to some of our credit products, such as credit cards, consumer loans and insurance brokerage. In addition, we face competition from non-bank finance competitors, such as leasing, factoring and automobile finance companies, with respect to credit products, and from mutual funds, pension funds and insurance companies with respect to savings products.

Non-traditional providers of banking services, such as internet based e-commerce providers, mobile telephone companies and internet search engines may offer and/or increase their offerings of financial products and services directly to customers. These non-traditional providers of banking services currently have an advantage over traditional providers because they are not subject to banking regulation. Several of these competitors may have long operating histories, large customer bases, strong brand recognition and significant financial, marketing and other resources. They may adopt more aggressive pricing and rates and devote more resources to technology, infrastructure and marketing. New competitors may enter the market or existing competitors may adjust their services with unique product or service offerings or approaches to providing banking services. If we are unable to successfully compete with current and new competitors, or if we are unable to anticipate and adapt our offerings to changing banking industry trends, including technological changes, our business may be adversely affected. In addition, our failure to effectively anticipate or adapt to emerging technologies or changes in customer behavior, including among younger customers, could delay or prevent our access to new digital-based markets, which would in turn have an adverse effect on our competitive position and business.

The rise in customer use of internet and mobile banking platforms in recent years could negatively impact our investments in bank premises, equipment and personnel for our branch network. The persistence or acceleration of this shift in demand towards internet and mobile banking may necessitate changes to our retail distribution strategy, which may include closing and/or selling certain branches and restructuring our remaining branches and work force. These actions could lead to losses on these assets and may lead to increased expenditures to renovate, reconfigure or close a number of our remaining branches or to otherwise reform our retail distribution channel. Furthermore, our failure to swiftly and effectively implement such changes to our distribution strategy could have an adverse effect our competitive position.

Increasing competition could also require that we increase our rates offered on deposits or lower the rates we charge on loans, which could also have a material adverse effect on us, including our profitability. It may also negatively affect our business results and prospects by, among other things, limiting our ability to increase our customer base and expand our operations and increasing competition for investment opportunities.

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

The success of our operations and our profitability depends, in part, on the success of new products and services we offer our clients and our ability to continue offering products and services from third parties. However, we cannot guarantee that our new products and services will be responsive to client demands, or that they will be successful. In addition, our clients’ needs or desires may change over time, and such changes may render our products and services obsolete, outdated or unattractive and we may not be able to develop new products that meet our clients’ changing needs. Our success is also dependent on our ability to anticipate and leverage new and existing technologies that may have an impact on products and services in the banking industry. Technological changes may further intensify and complicate the competitive landscape and influence client behavior. If we cannot respond in a timely fashion to the changing needs of our clients, we may lose clients, which could in turn materially and adversely affect us.

As we expand the range of our products and services, some of which may be at an early stage of development in the markets of certain regions where we operate, we will be exposed to new and potentially increasingly complex risks and development expenses in those markets, with respect to which our experience and the experience of our partners may not be sufficient. Our employees and our risk management systems may not be sufficient to enable us to properly manage such risks. In addition, the cost of developing products that are not launched is likely to affect our results of operations. Any or all of these factors, individually or collectively, could have a material adverse effect on us.

Our strong position in the credit card market is in part due to our credit card co-branding agreement with Chile’s largest airline. This agreement expires in August 2020 and no assurance can be given that it will be renewed, which may materially and adversely affect our results of operations and financial condition in the credit card business.

While we have successfully increased our customer service levels in recent years, should these levels ever be perceived by the market to be materially below those of our competitor financial institutions, we could lose existing and potential business. If we are not successful in retaining and strengthening customer relationships, we may lose market share, incur losses on some or all of our activities or fail to attract new deposits or retain existing deposits, which could have a material adverse effect on our operating results, financial condition and prospects.

The financial problems faced by our customers could adversely affect us.

Market turmoil and economic recession could materially and adversely affect the liquidity, credit ratings, businesses and/or financial conditions of our borrowers, which could in turn increase our non-performing loan ratios, impair our loan and other financial assets and result in decreased demand for borrowings in general. In addition, our customers may further significantly decrease their risk tolerance to non-deposit investments such as stocks, bonds and mutual funds, which would adversely affect our fee and commission income. We may also be adversely affected by the negative effects of the heightened regulatory environment on our customers due to the high costs associated with regulatory compliance and proceedings. Any of the conditions described above could have a material adverse effect on our business, financial condition and results of operations.

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

In the recent past, financial markets have been subject to significant stress resulting in steep falls in perceived or actual financial asset values, particularly due to volatility in global financial markets and the resulting widening of credit spreads. We have material exposures to securities, loans and other investments that are recorded at fair value and are therefore exposed to potential negative fair value adjustments. Asset valuations in future periods, reflecting then-prevailing market conditions, may result in negative changes in the fair values of our financial assets and these may also translate into increased impairments. In addition, the value ultimately realized by us on disposal may be lower than the current fair value. Any of these factors could require us to record negative fair value adjustments, which may have a material adverse effect on our operating results, financial condition or prospects.

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

The credit quality of our loan portfolio may deteriorate and our loan loss reserves could be insufficient to cover our actual loan losses, which could have a material adverse effect on us.

Risks arising from changes in credit quality and the recoverability of loans and amounts due from counterparties are inherent in a wide range of our businesses. Non-performing or low credit quality loans have in the past negatively impacted our results of operations and could do so in the future. In particular, the amount of our reported non-performing loans may increase in the future as a result of growth in our total loan portfolio, including as a result of loan portfolios that we may acquire in the future (the credit quality of which may turn out to be worse than we had anticipated), or factors beyond our control, such as adverse changes in the credit quality of our borrowers and counterparties or a general deterioration in economic conditions in Chile or in global economic and political conditions. If we were unable to control the level of our non-performing or poor credit quality loans, this could have a material adverse effect on us.

As of December 31, 2016, our non-performing loans were Ch$564,131 million, and the ratio of our non-performing loans to total loans was 2.1%. As of December 31, 2016, our allowance for loan losses was Ch$790,605 million, and the ratio of our allowance for loan losses to total loans was 2.9%. For additional information on our asset quality, see “Item 5. Operating and Financial Review and Prospects—C. Selected Statistical Information–Classification of Loan Portfolio Based on the Borrower’s Payment Performance.”

Our current allowance for loan losses may not be adequate to cover an increase in the amount of non-performing loans or any future deterioration in the overall credit quality of our total loan portfolio. Our allowance for loan losses is based on our current assessment of and expectations concerning various factors affecting us, including the quality of our loan portfolio. These factors include, among other things, our borrowers’ financial condition, repayment abilities and repayment intentions, the realizable value of any collateral, the prospects for support from any guarantor, Chile’s economy, government macroeconomic policies, interest rates and the legal and regulatory environment. As the recent global financial crisis has demonstrated, many of these factors are beyond our control. In addition, as these factors evolve, the models we use to determine the appropriate level of allowance for loan losses and other assets require recalibration, which can lead to increased provision expense. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results–Results of Operations for the Years ended December 31, 2016, 2015 and 2014—Provision for loan losses, net of recoveries.”

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

The value of the collateral securing our loan portfolio may fluctuate or decline due to factors beyond our control, including macroeconomic factors affecting Chile’s economy. The value of the collateral securing our loan portfolio may be adversely affected by force majeure events, such as natural disasters, particularly in locations where a significant portion of our loan portfolio is composed of real estate loans. Natural disasters such as earthquakes and floods may cause widespread damage, which could impair the asset quality of our loan portfolio and could have an adverse impact on Chile’s economy. The real estate market is particularly vulnerable in the current economic climate and this may affect us, as real estate represents a significant portion of the collateral securing our residential mortgage loan portfolio. We may also not have sufficiently recent information on the value of collateral, which may result in an inaccurate assessment for impairment losses of our loans secured by such collateral. If any of the above were to occur, we may need to make additional provisions to cover actual impairment losses of our loans, which may materially and adversely affect our results of operations and financial condition.

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

Retail customers represent 68.4% of the value of the total loan portfolio as of December 31, 2016. As part of our business strategy, we seek to increase lending and other services to retail clients, which are more likely to be adversely affected by downturns in the Chilean economy. In addition, as of December 31, 2016, our residential mortgage loan portfolio totaled Ch$8,619,355 million, representing 31.7% of our total loans. See “Note 9—Loans and Accounts Receivables from Customers” in our Audited Consolidated Financial Statements for a description and presentation of our residential mortgage loan portfolio. If the economy and real estate market in Chile experience a significant downturn, this could materially adversely affect the liquidity, businesses and financial conditions of our customers, which may in turn cause us to experience higher levels of past-due loans, thereby resulting in higher provisions for loan losses and subsequent charge-offs. This may materially and adversely affect our asset quality, results of operations and financial condition.

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

Our financial results are constantly exposed to market risk. We are subject to fluctuations in interest rates and other market risks, which may materially and adversely affect us and our profitability.

Market risk refers to the probability of variations in our net interest income or in the market value of our assets and liabilities due to volatility of interest rate, inflation, exchange rate or equity price. Changes in interest rates affect the following areas, among others, of our business:

•	net interest income;

•	the volume of loans originated;

•	credit spreads;

•	the market value of our securities holdings;

•	the value of our loans and deposits; and

•	the value of our derivatives transactions.

Interest rates are sensitive to many factors beyond our control, including increased regulation of the financial sector, the reserve policies of the Central Bank, deregulation of the financial sector in Chile, monetary policies and domestic and international economic and political conditions. Variations in interest rates could affect the interest earned on our assets and interest paid on our borrowings, thereby affecting our net interest income, which comprises the majority of our revenue, reducing our growth rate and potentially resulting in losses. Interest rate variations could adversely affect us, including our net interest income, reducing our growth rate or even resulting in losses. When interest rates rise, we may be required to pay higher interest on our floating-rate borrowings while interest earned on our predominately fixed-rate assets may not rise as quickly, which could cause profits to grow at a reduced rate or decline in some parts of our portfolio.

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

The market value of a security with a fixed interest rate generally decreases when the prevailing interest rates rise, which may have an adverse effect on our earnings and financial condition. In addition, we may incur costs as we implement strategies to reduce interest rate exposure in the future (which, in turn, will impact our results). The market value of an obligation with a floating interest rate can be adversely affected when interest rates increase, due to a lag in the implementation of repricing terms or an inability to refinance at lower rates.

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

Some of our qualitative tools and metrics for managing risk are based upon our use of observed historical market behavior. We apply statistical and other tools to these observations to arrive at quantifications of our risk exposures. These qualitative tools and metrics may fail to predict future risk exposures. These risk exposures could, for example, arise from factors we did not anticipate or correctly evaluate in our statistical models. This would limit our ability to manage our risks. Our losses thus could be significantly greater than the historical measures indicate. In addition, our quantified modeling does not take all risks into account. Our more qualitative approach to managing those risks could prove insufficient, exposing us to material unanticipated losses. We could face adverse consequences as a result of decisions, which may lead to actions by management, based on models that are poorly developed, implemented or used, or as a result of the modelled outcome being misunderstood or the use of such information for purposes for which it was not designed. In addition, if existing or potential customers or counterparties believe our risk management is inadequate, they could take their business elsewhere or seek to limit their transactions with us. This could have a material adverse effect on our reputation, operating results, financial condition and prospects.

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

Liquidity risk is the risk that we either do not have available sufficient financial resources to meet our obligations as they fall due or can secure them only at excessive cost. This risk is inherent in any retail and commercial banking business and can be heightened by a number of enterprise-specific factors, including over-reliance on a particular source of funding, changes in credit ratings or market-wide phenomena such as market dislocation. While we implement liquidity management processes to seek to mitigate and control these risks, unforeseen systemic market factors make it difficult to eliminate completely these risks. Continued constraints in the supply of liquidity, including in inter-bank lending, has affected and may materially and adversely affect the cost of funding our business, and extreme liquidity constraints may affect our current operations and our ability to fulfill regulatory liquidity requirements as well as limit growth possibilities.

Increases in prevailing market interest rates and in our credit spreads can significantly increase the cost of our funding. Changes in our credit spreads may be influenced by market perceptions of our creditworthiness. Changes to interest rates and our credit spreads occur continuously and may be unpredictable and highly volatile.

We rely, and will continue to rely, primarily on commercial deposits to fund lending activities. The ongoing availability of this type of funding is sensitive to a variety of factors outside our control, such as general economic conditions and the confidence of commercial depositors in the economy and in the financial services industry, and the availability and extent of deposit guarantees, as well as competition between banks or with other products, such as mutual funds, for deposits. Any of these factors could significantly increase the amount of commercial deposit withdrawals in a short period of time, thereby reducing our ability to access commercial deposit funding on appropriate terms, or at all, in the future. If these circumstances were to arise, this could have a material adverse effect on our operating results, financial condition and prospects.

We anticipate that our customers will continue, in the near future, to make short-term deposits (particularly demand deposits and short-term time deposits), and we intend to maintain our emphasis on the use of banking deposits as a source of funds. As of December 31, 2016, 99.1% of our customer deposits had remaining maturities of one year or less, or were payable on demand. A significant portion of our assets have longer maturities, resulting in a mismatch between the maturities of liabilities and the maturities of assets. Historically, one of our principal sources of funds has been time deposits. Time deposits represented 35.5% and 35.2% of our total liabilities and equity as of December 31, 2016 and 2015, respectively. The Chilean time deposit market is concentrated given the importance in size of various large institutional investors such as pension funds and corporations relative to the total size of the economy. As of December 31, 2016, the Bank’s top 20 time deposits represented 29.5% of total time deposits, or 10.5% of total liabilities and equity, and totaled U.S.$5.8 billion. No assurance can be given that future economic stability in the Chilean market will not negatively affect our ability to continue funding our business or to maintain our current levels of funding without incurring increased funding costs, a reduction in the term of funding instruments or the liquidation of certain assets. If this were to happen, we could be materially adversely affected.

The short-term nature of this funding source could cause liquidity problems for us in the future if deposits are not made in the volumes we expect or are not renewed. If a substantial number of our depositors withdraw their demand deposits or do not roll over their time deposits upon maturity, we may be materially and adversely affected.

Central banks have taken extraordinary measures to increase liquidity in the financial markets as a response to the financial crisis. If current facilities were rapidly removed or significantly reduced, this could have an adverse effect on our ability to access liquidity and on our funding costs.

We cannot assure that in the event of a sudden or unexpected shortage of funds in the banking system, we will be able to maintain levels of funding without incurring high funding costs, a reduction in the term of funding instruments or the liquidation of certain assets. If this were to happen, we could be materially adversely affected.

We are subject to regulatory capital and liquidity requirements that could limit our operations, and changes to these requirements may further limit and adversely affect our operating results, financial condition and prospects.

Chilean banks are required by the General Banking Law to maintain regulatory capital of at least 8% of risk-weighted assets, net of required loan loss allowance and deductions, and paid-in capital and reserves (“core capital”) of at least 3% of total assets, net of required loan loss allowances. As we are the result of the merger between two predecessors with a relevant market share in the Chilean market, we are currently required to maintain a minimum regulatory capital to risk-weighted assets ratio of 11%. As of December 31, 2016, the ratio of our regulatory capital to risk-weighted assets, net of loan loss allowance and deductions, was 13.4% and our core capital ratio was 10.5%. Certain developments could affect our ability to continue to satisfy the current capital adequacy requirements applicable to us, including:

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

Chilean banks are gradually being required to adopt the guidelines set forth under the Basel III Capital Accord with adjustments incorporated by the SBIF once these changes are approved by the Chilean Congress in 2017 or 2018. Following this approval, Chilean banks will most likely have to fully comply with Basel III requirements by 2018 or 2019. This could result in a different level of minimum capital required to be maintained by us. According to initial estimates of the impact of market risk on regulatory capital, published by the SBIF for informational purposes only, our ratio of regulatory capital to risk-weighted assets, net of loan loss allowance and deductions, including an initial estimate of the adjustments for market risk was 12.2% as of December 31, 2016. Additionally, for the purposes of reporting to our parent company, we calculate this ratio using a model approved by the European Central Bank standards. In this scenario our core capital ratio is 12.1% and our regulatory capital ratio is 15.5 % as of December 31, 2016. No assurance can be given that the adoption of the Basel III capital requirements will not have a material impact on our capitalization ratio.

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

Beginning on March 30, 2016, banks began reporting these ratios to the Central Bank and the SBIF. The evolution of these indicators will be monitored for a 12 month period and adjustments to the required ratios could be made. The final limits and results should begin to be published in the first half of 2017. The initial limits banks must meet in order to comply with these new ratios have not been published yet. For this reason, we cannot yet determine the effect that the implementation of these models will have on our business. Such effect could be material and adverse if it materially increases the liquidity we are required to maintain.

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

Deposits are subject to a reserve requirement of 9.0% for demand deposits and 3.6% for time deposits (with terms of less than one year). The Central Bank has statutory authority to require banks to maintain reserves of up to an average of 40.0% for demand deposits and up to 20.0% for time deposits (irrespective, in each case, of the currency in which these deposits are denominated) to implement monetary policy. In addition, to the extent that the aggregate amount of the following types of liabilities exceeds 2.5 times the amount of a bank’s regulatory capital, a bank must maintain a 100% reserve against them: demand deposits, deposits in checking accounts, obligations payable on sight incurred in the ordinary course of business and, in general, all deposits unconditionally payable immediately. If the Central Bank were to increase reserve requirements, this could lead to lower loan growth and have a negative effect on our business.

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

Changes to the pension fund system may affect the funding mix of the Bank

The current pension fund system dates from the 1980’s when pension saving went from being state-funded to private funds which require Chilean employees to set aside 10% of their wages. While the system is widely regarded as a success, the demographics of the Chilean society have changed and there have been some modifications to the system. As of December 31, 2016, the Chilean pension fund management companies (Administradora de Fondos de Pensión, or “AFPs”) had US$6,270 million invested in the Bank via equity, deposits and fixed income. There is no assurance that in the future there will not be significant reforms that may affect our funding mix which may have an adverse effect on our financial condition and results of operations.

The legal restrictions on the exposure of Chilean pension funds to different asset classes may affect our access to funding.

Chilean regulations impose a series of restrictions on how Chilean pension fund management companies (Administradora de Fondos de Pensión, or “AFPs”) may allocate their assets. In the particular case of financial issuers’ there are three restrictions, each involving different assets and different limits determined by the amount of assets in each fund and the market and book value of the issuer’s equity. As a consequence, limits vary within funds of AFPs and issuers. According to our estimates in December 2016, the AFPs still had the possibility of being able to invest another US$9,338 million in the Bank via equity, deposits and fixed income. If the exposure of any AFP to Santander-Chile exceeds the regulatory limits, we would need to seek alternative sources of funding, which could be more expensive and, as a consequence, may have a material adverse effect on our financial condition and results of operations.

Our financial statements are based in part on assumptions and estimates which, if inaccurate, could cause material misstatement of the results of our operations and financial position.

The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, income and expenses. Due to the inherent uncertainty in making estimates, actual results reported in future periods may be based upon amounts which differ from those estimates. Estimates, judgments and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future periods affected. The accounting policies deemed critical to our results and financial position, based upon materiality and significant judgments and estimates, include impairment of loans, valuation of financial instruments, valuation of derivatives, impairment of available-for-sale financial assets, deferred tax assets and liabilities and provision for liabilities.

If the judgment, estimates and assumptions we use in preparing our consolidated financial statements are subsequently found to be incorrect, there could be a material effect on our results of operations and a corresponding effect on our funding requirements and capital ratios.

Changes in accounting standards could impact reported earnings.

The accounting standard setters and other regulatory bodies periodically change the financial accounting and reporting standards that govern the preparation of our consolidated financial statements. For example IFRS 9 will be adopted as of January 1, 2018 and will establish a new model of expected loss and make changes to the classification and measurement requirements for financial assets. In addition, IFRS 16 will be adopted as of January 1, 2019 and will specify new standards for recognition, measurement, presentation and disclosure of leases. Changes made to accounting standards can materially impact how we record and report our financial condition and results of operations. In some cases, we could be required to apply a new or revised standard retroactively, resulting in the restatement of prior period financial statements. For further information about developments in financial accounting and reporting standards, see Note 1 to our Audited Consolidated Financial Statements.

We are subject to review by taxing authorities, and an incorrect interpretation by us of tax laws and regulations may have a material adverse effect on us.

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

If the judgment, estimates and assumptions we use in preparing our tax returns are subsequently found to be incorrect, there could be a material adverse effect on our results of operations. In some jurisdictions, the interpretations of the taxing authorities are unpredictable and frequently involve litigation, which introduces further uncertainty and risk as to tax expense.

Disclosure controls and procedures over financial reporting may not prevent or detect all errors or acts of fraud.

Disclosure controls and procedures over financial reporting are designed to provide reasonable assurance that information required to be disclosed by the company in reports filed or submitted under the Securities Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

These disclosure controls and procedures have inherent limitations, which include the possibility that judgments in decision-making can be faulty and that breakdowns can occur because of errors or mistakes. Additionally, controls can be circumvented by any unauthorized override of the controls. Consequently, our businesses are exposed to risk from potential non-compliance with policies, employee misconduct or negligence and fraud, which could result in regulatory sanctions, civil claims and serious reputational or financial harm. In recent years, a number of multinational financial institutions have suffered material losses due to the actions of ‘rogue traders’ or other employees. It is not always possible to deter employee misconduct and the precautions we take to prevent and detect this activity may not always be effective. Accordingly, because of the inherent limitations in the control system, misstatements due to error or fraud may occur and not be detected.

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

Like other financial institutions, we manage and hold confidential personal information of customers in the conduct of our banking operations, as well as a large number of assets. Accordingly, our business depends on the ability to process a large number of transactions efficiently and accurately, and on our ability to rely on our digital technologies, computer and email services, software and networks, as well as on the secure processing, storage and transmission of confidential sensitive personal data and other information using our computer systems and networks. The proper functioning of financial control, accounting or other data collection and processing systems is critical to our businesses and to our ability to compete effectively. Losses can result from inadequate personnel, inadequate or failed internal control processes and systems, or from external events that interrupt normal business operations. We also face the risk that the design of our controls and procedures prove to be inadequate or are circumvented such that our data and/or client records are incomplete, not recoverable or not securely stored. Although we work with our clients, vendors, service providers, counterparties and other third parties to develop secure data and information processing, storage and transmission capabilities to prevent against information security risk, we routinely manage personal, confidential and proprietary information by electronic means, and we may be the target of attempted cyber-attack. If we cannot maintain an effective and secure electronic data and information, management and processing system or we fail to maintain complete physical and electronic records, this could result in regulatory sanctions and serious reputational or financial harm to us.

We take protective measures and continuously monitor and develop our systems to protect our technology infrastructure, data and information from misappropriation or corruption, but our systems, software and networks nevertheless may be vulnerable to unauthorized access, misuse, computer viruses or other malicious code and other events that could have a security impact. An interception, misuse or mishandling of personal, confidential or proprietary information sent to or received from a client, vendor, service provider, counterparty or third party could result in legal liability, regulatory action, reputational harm and financial loss. There can be no absolute assurance that we will not suffer material losses from operational risk in the future, including those relating to any security breaches.

We have seen in recent years computer systems of companies and organizations being targeted, not only by cyber criminals, but also by activists and rogue states. We have been and continue to be subject to a range of cyber-attacks, such as denial of service, malware and phishing. Cyber-attacks could give rise to the loss of significant amounts of customer data and other sensitive information, as well as significant levels of liquid assets (including cash). In addition, cyber-attacks could disrupt our electronic systems used to service our customers. As attempted attacks continue to evolve in scope and sophistication, we may incur significant costs in order to modify or enhance our protective measures against such attacks, or to investigate or remediate any vulnerability or resulting breach, or in communicating cyber-attacks to our customers. If we fail to effectively manage our cyber security risk, e.g. by failing to update our systems and processes in response to new threats, this could harm our reputation and adversely affect our operating results, financial condition and prospects through the payment of customer compensation, regulatory penalties and fines and/or through the loss of assets. In addition, we may also be impacted by cyber-attacks against national critical infrastructures of the countries where we operate; for example the telecommunications network. Our information technology systems are dependent on such national critical infrastructure and any cyber-attack against such critical infrastructure could negatively affect our ability to service our customers. As we do not operate such national critical infrastructure, we have limited ability to protect our information technology systems from the adverse effects of such a cyber-attack. For further information see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—2. Non-financial risks—Cyber-security and data security plans.”

Although we have procedures and controls to safeguard personal information in our possession, unauthorized disclosures could subject us to legal actions and administrative sanctions as well as damages and reputational harm that could materially and adversely affect our operating results, financial condition and prospects. Further, our business is exposed to risk from potential non-compliance with policies, employee misconduct or negligence and fraud, which could result in regulatory sanctions and serious reputational or financial harm. It is not always possible to deter or prevent employee misconduct, and the precautions we take to detect and prevent this activity may not always be effective. In addition, we may be required to report events related to information security issues (including any cyber security issues), events where customer information may be compromised, unauthorized access and other security breaches, to the relevant regulatory authorities. Any material disruption or slowdown of our systems could cause information, including data related to customer requests, to be lost or to be delivered to our clients with delays or errors, which could reduce demand for our services and products, could produce customer claims and could materially and adversely affect us.

We rely on third parties and affiliates for important products and services.

Third party vendors and certain affiliated companies provide key components of our business infrastructure such as loan and deposit servicing systems, back office and business process support, information technology production and support, internet connections and network access. Relying on these third parties and affiliated companies can be a source of operational and regulatory risk to us, including with respect to security breaches affecting such parties. We are also subject to risk with respect to security breaches affecting the vendors and other parties that interact with these service providers. As our interconnectivity with these third parties and affiliated companies increases, we increasingly face the risk of operational failure with respect to their systems. We may be required to take steps to protect the integrity of our operational systems, thereby increasing our operational costs and potentially decreasing customer satisfaction. In addition, any problems caused by these third parties or affiliated companies, including as a result of them not providing us their services for any reason, or performing their services poorly, could adversely affect our ability to deliver products and services to customers and otherwise conduct our business, which could lead to reputational damage and regulatory investigations and intervention. Replacing these third party vendors could also entail significant delays and expense. Further, the operational and regulatory risk we face as a result of these arrangements may be increased to the extent that we restructure such arrangements. Any restructuring could involve significant expense to us and entail significant delivery and execution risk which could have a material adverse effect on our business, operations and financial condition.

Damage to our reputation could cause harm to our business prospects.

Maintaining a positive reputation is critical to protect our brand, attract and retain customers, investors and employees and conduct business transactions with counterparties. Damage to our reputation can therefore cause significant harm to our business and prospects. Harm to our reputation can arise from numerous sources, including, among others, employee misconduct, including the possibility of fraud perpetrated by our employees, litigation or regulatory enforcement, failure to deliver minimum standards of service and quality, compliance failures, unethical behavior, and the activities of customers and counterparties. Further, negative publicity regarding us may result in harm to our prospects.

Actions by the financial services industry generally or by certain members of, or individuals in, the industry can also affect our reputation. For example, the role played by financial services firms in the financial crisis and the seeming shift toward increasing regulatory supervision and enforcement has caused public perception of us and others in the financial services industry to decline.

We could suffer significant reputational harm if we fail to identify and manage potential conflicts of interest properly. The failure, or perceived failure, to adequately address conflicts of interest could affect the willingness of clients to deal with us, or give rise to litigation or enforcement actions against us. Therefore, there can be no assurance that conflicts of interest will not arise in the future that could cause material harm to us.

We rely on recruiting, retaining and developing appropriate senior management and skilled personnel.

Our continued success depends in part on the continued service of key members of our senior executive team and other key employees. The ability to continue to attract, train, motivate and retain highly qualified and talented professionals is a key element of our strategy. The successful implementation of our strategy and culture depends on the availability of skilled and appropriate management, both at our head office and at each of our business units. If we or one of our business units or other functions fails to staff its operations appropriately or loses one or more of its key senior executives or other key employees and fails to replace them in a satisfactory and timely manner, our business, financial condition and results of operations, including control and operational risks, may be adversely affected.

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

We are required to comply with applicable anti-money laundering (“AML”), anti-terrorism, anti-bribery and corruption, sanctions and other laws and regulations applicable to us. These laws and regulations require us, among other things, to conduct full customer due diligence (including sanctions and politically-exposed person screening), keep our customer, account and transaction information up to date and have implemented effective financial crime policies and procedures detailing what is required from those responsible. We are also required to conduct AML training for our employees and to report suspicious transactions and activity to appropriate law enforcement following full investigation by our AML team.

Financial crime has become the subject of enhanced regulatory scrutiny and supervision by regulators globally. AML, anti-bribery and corruption and sanctions laws and regulations are increasingly complex and detailed and have become the subject of enhanced regulatory supervision, requiring improved systems, sophisticated monitoring and skilled compliance personnel.

We have developed policies and procedures aimed at detecting and preventing the use of our banking network for money laundering and other financial crime related activities. These require implementation and embedding within our business effective controls and monitoring, which in turn requires on-going changes to systems and operational activities. Financial crime is continually evolving and, as noted is subject to increasingly stringent regulatory oversight and focus. This requires proactive and adaptable responses from us so that we are able to deter threats and criminality effectively. Even known threats can never be fully eliminated, and there will be instances where we may be used by other parties to engage in money laundering and other illegal or improper activities. In addition, we rely heavily on our employees to assist us by spotting such activities and reporting them, and our employees have varying degrees of experience in recognizing criminal tactics and understanding the level of sophistication of criminal organizations. Where we outsource any of our customer due diligence, customer screening or anti financial crime operations, we remain responsible and accountable for full compliance and any breaches. If we are unable to apply the necessary scrutiny and oversight, there remains a risk of regulatory breach.

If we are unable to fully comply with applicable laws, regulations and expectations, our regulators and relevant law enforcement agencies have the ability and authority to impose significant fines and other penalties on us, including requiring a complete review of our business systems, day-to-day supervision by external consultants and ultimately the revocation of our banking license.

The reputational damage to our business and global brand would be severe if we were found to have breached AML, anti-bribery and corruption or sanctions requirements. Our reputation could also suffer if we are unable to protect our customers’ bank products and services from being used by criminals for illegal or improper purposes.

In addition, while we review our relevant counterparties’ internal policies and procedures with respect to such matters, we, to a large degree, rely upon our relevant counterparties to maintain and properly apply their own appropriate compliance procedures and internal policies. Such measures, procedures and internal policies may not be completely effective in preventing third parties from using our (and our relevant counterparties’) services as a conduit for illicit purposes (including illegal cash operations) without our (and our relevant counterparties’) knowledge. If we are associated with, or even accused of being associate with, breaches of AML, anti-terrorism or sanctions requirements, our reputation could suffer and/or we could become subject to fines, sanctions and/or legal enforcement (including being added to any “black lists” that would prohibit certain parties from engaging in transactions with us), any one of which could have a material adverse effect on our operating results, financial condition and prospects.

Any such risks could have a material adverse effect on our operating results, financial condition and prospects.

We are exposed to risk of loss from legal and regulatory proceedings.

We face risk of loss from legal and regulatory proceedings, including tax proceedings, that could subject us to monetary judgments, regulatory enforcement actions, fines and penalties. The current regulatory and tax enforcement environment in the jurisdictions in which we operate reflects an increased supervisory focus on enforcement, combined with uncertainty about the evolution of the regulatory regime, and may lead to material operational and compliance costs.

We are from time to time subject to certain claims and party to certain legal proceedings incidental to the normal course of our business, including in connection with conflicts of interest, lending activities, relationships with our employees and other commercial or tax matters. In view of the inherent difficulty of predicting the outcome of legal matters, particularly where the claimants seek very large or indeterminate damages, or where the cases present novel legal theories, involve a large number of parties or are in the early stages of discovery, we cannot state with confidence what the eventual outcome of these pending matters will be or what the eventual loss, fines or penalties related to each pending matter may be. The amount of our reserves in respect of these matters is substantially less than the total amount of the claims asserted against us and in light of the uncertainties involved in such claims and proceedings, there is no assurance that the ultimate resolution of these matters will not significantly exceed the reserves currently accrued by us. As a result, the outcome of a particular matter may be material to our operating results for a particular period.

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

Market practices and documentation for derivative transactions in Chile may differ from those in other countries. For example, documentation may not incorporate terms and conditions of derivatives transactions as commonly understood in other countries. In addition, the execution and performance of these transactions depend on our ability to maintain adequate control and administration systems. Moreover, our ability to adequately monitor, analyze and report derivative transactions continues to depend, largely, on our information technology systems. These factors further increase the risks associated with these transactions and could have a material adverse effect on us.

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

Large denominations of funding from time deposits from institutional investors may, under some circumstances, be a less stable source of funding than savings and bonds, such as during periods of significant changes in market interest rates for these types of deposit products and any resulting increased competition for such funds. As of December 31, 2016 short-term funding from institutional investors totaled US$ 3.7 billion or 6.7% of total liabilities and equity. Although our results of operations and financial position have not suffered a significant impact as a consequence of the credit market instability in the U.S., future market instability in the U.S. or in European markets, specifically the Spanish market, may negatively affect our ability to continue funding our business or maintain our current levels of funding without incurring higher funding costs or having to liquidate certain assets.

If we are unable to manage the growth of our operations, this could have an adverse impact on our profitability.

We allocate management and planning resources to develop strategic plans for organic growth, and to identify possible acquisitions and disposals and areas for restructuring our businesses. From time to time, we evaluate acquisition and partnership opportunities that we believe offer additional value to our shareholders and are consistent with our business strategy. However, we may not be able to identify suitable acquisition or partnership candidates, and our ability to benefit from any such acquisitions and partnerships will depend in part on our successful integration of those businesses. Any such integration entails significant risks such as unforeseen difficulties in integrating operations and systems and unexpected liabilities or contingencies relating to the acquired businesses, including legal claims. We can give no assurances that our expectations with regard to integration and synergies will materialize. We also cannot provide assurance that we will, in all cases, be able to manage our growth effectively or deliver our strategic growth objectives. Challenges that may result from our strategic growth decisions include our ability to:

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

Any failure to manage growth effectively could have a material adverse effect on our operating results, financial condition and prospects.

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

A substantial number of our loans are to borrowers doing business in Chile. Chile’s economy has experienced significant volatility in recent decades, characterized, in some cases, by slow or regressive growth, declining investment and hyperinflation. This volatility resulted in fluctuations in the levels of deposits and in the relative economic strength of various segments of the economies to which we lend. The Chilean economy may not continue to grow at similar rates as in the past or future developments may negatively affect Chile’s overall levels of economic activity.

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

Our revenues are also subject to risk of loss from unfavorable political and diplomatic developments, social instability, and changes in governmental policies, including expropriation, nationalization, international ownership legislation, interest-rate caps and tax policies.

The recent fall and subsequent fluctuation in oil prices may give rise to volatility in the global financial markets and further economic instability in oil-dependent regions, such as Chile. In addition, the ability of borrowers in or exposed to the oil sector has been and may be further adversely affected by such price fluctuations.

Our growth, asset quality and profitability may be adversely affected by volatile macroeconomic and political conditions in Chile.

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

The Chilean Government enacted in 2014 and again in 2015 a reform to the tax and other assessment regimes to which we are subject in order to finance greater expenditure in education. The most important changes approved were:

1.	A corporation such as Banco Santander Chile with a majority of shareholders that are incorporated entities is obliged to adhere to the sistema integrado parcial (SIP or partially integrated tax system). The statutory tax rate rose to 25.5% in 2016 and will rise to 27% in 2017 and onward, with personal taxes paid on a dividend basis, therefore retaining some benefits for shareholders of companies that reinvest profits.

2.	The Taxable Profits Fund (FUT), a mechanism that gives shareholders tax exemptions on reinvested profits, will be eliminated in fiscal 2018.

3.	Decree-Law 600, which gives foreign investors certain tax and other guarantees, will be replaced by a new law, yet to be designed.

4.	The maximum personal income tax rate will be reduced from 40% to 35%, starting in 2018.

5.	An increase in stamp tax from 0.45% to 0.8% in 2016.

6.	Lowering of VAT exemption for construction of houses up to 2,000 UF to 225 UF per dwelling.

7.	Charge VAT tax on real estate transactions beginning in 2016. VAT tax is 19% in Chile.

8.	Extension of certain tax benefits and simplified accounting for companies with annual sales lower than 50,000 UF.

9.	Withholding tax on dividends paid to ADR holders remains unchanged at 35% with the statutory corporate tax rate paid by the company still available as credit to the withholding tax.

In general, these reforms may have an adverse effect on the growth rate of mortgage loans and could slow down the rate of economic growth if tax receipts are not spent efficiently or for their intended purposes. We cannot predict at this time if these reforms will have a material impact on our business or clients or if further tax reforms will be implemented in the future. Banco Santander Chile’s effective corporate tax rate should rise in the future, which may have an adverse impact on our results of operations. Please see “Item 10—Additional information—E. Taxation” for more information regarding the impacts of this tax reform on ADR holders.

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

If these nations’ economic conditions deteriorate, the economy in Chile, as both a neighboring country and a trading partner, could also be affected and could experience slower growth than in recent years, with possible adverse impact on our borrowers and counterparties. If this were to occur, we would potentially need to increase our allowances for loan losses, thus affecting our financial results, our results of operations and the price of our securities. As of December 31, 2016, approximately 5.9% of our assets were held abroad. There can be no assurance that the ongoing effects of the global financial crisis will not negatively impact growth, consumption, unemployment, investment and the price of exports in Chile. Crises and political uncertainties in other Latin American countries could also have an adverse effect on Chile, the price of our securities or our business.

Chile has considerable economic ties with China, the United States and Europe. In 2016, approximately 24.1% of Chile’s exports went to China, mainly copper. China’s economy has grown at a strong pace in recent times, but a slowdown in economic activity in China may affect Chile’s GDP and export growth as well as the price of copper, which is Chile’s main export. Chile exported approximately 17.8% of total exports to the United States and 18.7 % to Europe in 2016.

Chile is also involved in an international litigation with Bolivia regarding maritime borders. We cannot assure you that crises and political uncertainty in other Latin American countries will not have an adverse effect on Chile, the price of our securities or our business.

Fluctuations in the rate of inflation may affect our results of operations.

High levels of inflation in Chile could adversely affect the Chilean economy and have an adverse effect on our business, financial condition and results of operations. Extended periods of deflation could also have an adverse effect on our business, financial condition and results of operations. In 2009, Chile experienced deflation of 1.4% as the global economy contracted. In 2016, CPI inflation was 2.7% compared to 4.4% in 2015.

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

Year	Exchange rate (Ch$) at year end	Devaluation (Appreciation) (%)
2012	478.60	(8.2)
2013	523.76	9.4
2014	607.38	16.0
2015	707.34	16.5
2016	667.29	(5.7)
2017 (through March 22, 2017)	657.83	(1.4)

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

We are subject to substantial regulation and regulatory and governmental oversight which could adversely affect our business, operations and financial condition.

As a financial institution, we are subject to extensive regulation, which materially affects our businesses. The statutes, regulations and policies to which we are subject may be changed at any time. In addition, the interpretation and the application by regulators of the laws and regulations to which we are subject may also change from time to time. In the wake of the global financial crisis, the financial services industry continues to experience significant financial regulatory reform in jurisdictions outside of Chile that directly or indirectly affect our business, including Spain, the European Union, the United States, Latin America and other jurisdictions. Changes to current legislation and their implementation through regulation (including additional capital, leverage, funding, liquidity and tax requirements), policies (including fiscal and monetary policies established by central banks and financial regulators, and changes to global trade policies), and other legal and regulatory actions may impose additional regulatory burden on Santander Group, including Santander-Chile, in these jurisdictions. The manner in which these laws and related regulations are applied to the operations of financial institutions is still evolving. Moreover, to the extent these recently adopted regulations are implemented inconsistently in the various jurisdictions in which we operate we may face higher compliance costs.

Any legislative or regulatory actions and any required changes to our business operations resulting from such legislation and regulations, as well as any deficiencies in our compliance with such legislation and regulation, could result in significant loss of revenue, limit our ability to pursue business opportunities in which we might otherwise consider engaging and provide certain products and services, affect the value of assets that we hold, require us to increase our prices and therefore reduce demand for our products, impose additional compliance and other costs on us or otherwise adversely affect our businesses. In particular, legislative or regulatory actions resulting in enhanced prudential standards, in particular with respect to capital and liquidity, could impose a significant regulatory burden on the Bank or on its bank subsidiaries and could limit the bank subsidiaries’ ability to distribute capital and liquidity to the Bank, thereby negatively impacting the Bank. Future liquidity standards could require the Bank to maintain a greater proportion of its assets in highly-liquid but lower-yielding financial instruments, which would negatively affect its net interest margin. Moreover, the Bank's regulatory authorities, as part of their supervisory function, periodically review the Bank's allowance for loan losses. Such regulators may require the Bank to increase its allowance for loan losses or to recognize further losses. Any such additional provisions for loan losses, as required by these regulatory agencies, whose views may differ from those of the Bank's management, could have an adverse effect on the Bank’s earnings and financial condition. Accordingly, there can be no assurance that future changes in regulations or in their interpretation or application will not adversely affect us.

The wide range of regulations, actions and proposals which most significantly affect the Bank, or which could most significantly affect the Bank in the future, relate to capital requirements, funding and liquidity and regulatory reforms in Chile, and are discussed in further detail below. These and other regulatory reforms adopted or proposed in the wake of the financial crisis have increased and may continue to materially increase our operating costs and negatively impact our business model. Furthermore, regulatory authorities have substantial discretion in how to regulate banks, and this discretion, and the means available to the regulators, have been increasing during recent years. Regulation may be imposed on an ad hoc basis by governments and regulators in response to a crisis. In addition, the volume, granularity, frequency and scale of regulatory and other reporting requirements necessitate a clear data strategy to enable consistent data aggregation, reporting and management. Inadequate management information systems or processes, including those relating to risk data aggregation and risk reporting, could lead to a failure to meet regulatory reporting requirements or other internal or external information demands and we may face supervisory measures as a result.

The main regulations and regulatory and governmental oversight that can adversely impact us include but are not limited to the following (see more details on “Item 4. Information on the Company—B. Business Overview—Regulation and Supervision”):

We are subject to regulation by the SBIF and by the Central Bank with regard to certain matters, including reserve requirements, interest rates, foreign exchange mismatches and market risks. Chilean laws, regulations, policies and interpretations of laws relating to the banking sector and financial institutions are continually evolving and changing. Any new reforms could result in increased competition in the industry and thus may have a material adverse effect on our financial condition and results of operations.

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

On November 20, 2013, the Chilean Congress approved new legislation to reduce the maximum rates that can be charged on loans. This new legislation is aimed at loans of less than UF 200 (U.S.$7,241) and with a term of more than 90 days, and thus includes consumer loans in installments, lines of credit and credit card lines. Previously, the maximum interest rate for loans of less than UF 200 and with a term of more than 90 days was calculated as the average rate of all transactions undertaken within the banking industry over the previous month of loans of less than UF 200 and with a term of more than 90 days, multiplied by a factor of 1.5. The average and maximum rates are published daily by the SBIF. By year-end 2016 the maximum rate was 36.64%, close to the level the authorities are seeking for loans of this size.

On December 13, 2013, the SBIF published the new maximum rates for loans between UF 50 (US$1,810) and UF 200 (US$7,241). The objective was to lower the maximum rate to a level closer to the average interest rate for loans between UF 200 (US$7,241) to UF 5,000 (US$181,047) plus 14%, unless the flow of new loans in the industry decreases by 10%-20%, in which case the reduction will be partially or completely suspended until the next period. By year-end 2016 the maximum rate was 29.64%, close to the level the authorities are seeking for loans of this size.

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

The SBIF and the Ministry of Finance have drafted a new General Banking Law that is expected to be submitted to the Chilean Congress in 2017. Among other things, the new banking law is expected to include clearer guidelines for the adoption of Basel III regulations in Chile and new regulations regarding the SBIF’s corporate governance. Although we currently have a regulatory capital ratio of 13.4% as of December 31, 2016 and a core capital ratio of 10.5%, this change could require us to inject additional capital to our business in the future. According to initial estimates of the impact of market risk on regulatory capital, published for informational purposes only by the SBIF, our ratio of regulatory capital to risk-weighted assets, net of loan loss allowance and deductions, including an initial estimate of the adjustments for market risk was 12.2% as of December 31, 2016. Additionally, for the purposes of reporting to our parent company, we calculate this ratio using a model approved by the European Central Bank standards. In this scenario our core capital ratio is 12.1% and our regulatory capital ratio is 15.5% as of December 31, 2016. No assurance can be given that these changes will not have a material impact on our capitalization ratio.

A change in labor laws in Chile or a worsening of labor relations in the Bank could impact our business.

As of December 31, 2016 on a consolidated basis, we had 11,354 employees, of which 72.2% were unionized. In March 2014, a new collective bargaining agreement was signed with the main unions, which became effective on January 1, 2014, and which will expire on December 31, 2018. We generally apply the terms of our collective bargaining agreement to unionized and non-unionized employees. We have traditionally had good relations with our employees and their unions, but we cannot assure you that in the future, a strengthening of cross-industry labor movements will not materially and adversely affect our business, financial condition or results of operations.

Congress passed a new labor law in 2016 that becomes effective April 1, 2017. The main points included in this law are:

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

Issuers of securities in Chile are required to make public disclosures that are different from, and that may be reported under presentations that are not consistent with, disclosures required in other countries, including the United States. In particular, as a Chilean regulated financial institution, we are required to submit to the SBIF on a monthly basis unaudited consolidated balance sheets and income statements, excluding any note disclosure, prepared in accordance with Chilean Bank GAAP as issued by the SBIF. This disclosure differs in a number of significant respects from generally accepted accounting principles in the United States and information generally available in the United States with respect to U.S. financial institutions. In addition, as a foreign private issuer, we are not subject to the same disclosure requirements in the United States as a domestic U.S. registrant under the Exchange Act, including the requirements to prepare and issue quarterly reports, the proxy rules applicable to domestic U.S. registrants under Section 14 of the Exchange Act or the insider reporting and short-swing profit rules under Section 16 of the Exchange Act. Accordingly, the information about us available to you will not be the same as the information available to shareholders of a U.S. company and may be reported in a manner that you are not familiar with.

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

We are a Chilean corporation. None of our directors are residents of the United States and most of our executive officers reside outside of the United States. In addition, a substantial portion of our assets and the assets of our directors and executive officers are located outside the United States. Although we have appointed an agent for service of process in any action against us in the United States with respect to our ADSs, none of our directors, officers or controlling persons has consented to service of process in the United States or to the jurisdiction of any United States court. As a result, it may be difficult for investors to effect service of process within the United States on such persons.

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

Santander Spain, our controlling shareholder, controls Santander-Chile through its holdings in Teatinos Siglo XXI Inversiones S.A. and Santander Chile Holding S.A., which are controlled subsidiaries. Santander Spain has control over 67.18% of our shares and actual participation, excluding non-controlling shareholders that participate in Santander Chile Holding, S.A. of 67.06%.

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

Our ADSs are listed and traded on the NYSE. Our common stock is listed and traded on the Santiago Stock Exchange, the Chile Electronic Stock Exchange and the Valparaiso Stock Exchange, which we refer to collectively as the Chilean Stock Exchanges, although the trading market for the common stock is small by international standards. At December 31, 2016, we had 188,446,126,794 shares of common stock outstanding. The Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. According to Article 14 of the Ley de Mercado de Valores, Ley No. 18,045, or the Chilean Securities Market Law, the Superintendencia de Valores y Seguros, or the Superintendency of Securities and Insurance, may suspend the offer, quotation or trading of shares of any company listed on one or more Chilean Stock Exchanges for up to 30 days if, in its opinion, such suspension is necessary to protect investors or is justified for reasons of public interest. Such suspension may be extended for up to 120 days. If, at the expiration of the extension, the circumstances giving rise to the original suspension have not changed, the Superintendency of Securities and Insurance will then cancel the relevant listing in the registry of securities. In addition, the Santiago Stock Exchange may inquire as to any movement in the price of any securities in excess of 10% and suspend trading in such securities for a day if it deems necessary.

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

Our corporate affairs are governed by our estatutos, or by-laws, and the laws of Chile, which may differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States or in certain other jurisdictions outside Chile. Under Chilean corporate law, you may have fewer and less well-defined rights to protect your interests than under the laws of other jurisdictions outside Chile. For example, under legislation applicable to Chilean banks, our shareholders would not be entitled to appraisal rights in the event of a merger or other business combination undertaken by us.

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

ADS holders may be subject to additional risks related to holding ADSs rather than shares.

Because ADS holders do not hold their shares directly, they are subject to the following additional risks, among others:

•	as an ADS holder, you may not be able to exercise the same shareholder rights as a direct holder of ordinary shares;

•	we and the Depositary may amend or terminate the deposit agreement without the ADS holders’ consent in a manner that could prejudice ADS holders or that could affect the ability of ADS holders to transfer ADSs; and

•	the Depositary may take or be required to take actions under the Deposit Agreement that may have adverse consequences for some ADS holders in their particular circumstances.

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company

Overview

We are the largest bank in Chile in terms of total assets and loans. As of December 31, 2016, we had total assets of Ch$37,030,025 million (U.S.$55,601 million), outstanding loans, net of allowances for loan losses of Ch$26,147,154 million (U.S.$39,260 million), total deposits of Ch$20,691,024 million (U.S.$31,068 million) and equity of Ch$2,938,199 million (U.S.$4,412 million). As of December 31, 2016, we employed 11,354 people. We have a leading presence in all the major business segments in Chile, and the largest distribution network with national coverage spanning across all the country, including the only privately owned bank with a branch in Easter Island. We offer unique transaction capabilities to clients through our 423 branches and 1,295 ATMs. Our headquarters are located in Santiago and we operate in every major region of Chile.

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

The legal predecessor of Santander-Chile was Banco Santiago (“Santiago”). Old Santander-Chile was established as a subsidiary of Santander Spain in 1978. On August 1, 2002, Santiago and Old Santander Chile merged, whereby the latter ceased to exist and Santander-Chile (formerly known as Santiago) being the surviving entity.

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

Relationship with Santander Spain

We believe that our relationship with our controlling shareholder, Santander Spain, offers us a significant competitive advantage over our peer Chilean banks. Santander Spain, our parent company, is one of the largest financial groups in Brazil and the rest of Latin America, in terms of total assets measured on a regional basis. It is the largest financial group in Spain and is a major player elsewhere in Europe, including the United Kingdom, Poland and Portugal, where it is the third-largest banking group. Through Santander Consumer, it also operates a leading consumer finance franchise in the United States, as well as in Germany, Italy, Spain, and several other European countries.

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

We have 423 total branches, 274 of which are operated under the Santander brand name, with the remaining branches under certain specialty brand names, including 39 under the Santander Banefe brand name, 53 under the Select brand name, 8 specialized branches for the Middle Market and 49 as auxiliary and payment centers. We provide a full range of financial services to corporate and individual customers. We divide our clients into the following groups: (i) Retail banking, (ii) Middle-market, (iii) Global Corporate Banking and (iv) Corporate Activities (“Other”).

The Bank has the reportable segments noted below (see “Segmentation Criteria” for further information):

Retail Banking

Consists of individuals and small to middle-sized entities (SMEs) with annual sales less than Ch$2,000 million (U.S.$3.0 million). This segment gives customers a variety of services, including consumer loans, credit cards, auto loans, commercial loans, foreign exchange, mortgage loans, debit cards, checking accounts, savings products, mutual funds, stock brokerage, and insurance brokerage. Additionally, the SME clients are offered government-guaranteed loans, leasing and factoring.

Middle-market

This segment serves companies and large corporations with annual sales exceeding Ch$2,000 million (U.S.$3.0 million). It also serves institutions such as universities, government entities, local and regional governments and companies engaged in the real estate industry who carry out projects to sell properties to third parties and annual sales exceeding Ch$800 million (U.S.$1.2 million) with no upper limit. The companies within this segment have access to many products including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, savings products, mutual funds, and insurance brokerage. Also companies in the real estate industry are offered specialized services to finance projects, chiefly residential, with the aim of expanding sales of mortgage loans.

Global Corporate Banking

This segment consists of foreign and domestic multinational companies with sales over Ch$10,000 million (U.S.$15.0 million). The companies within this segment have access to many products including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, investments, savings products, mutual funds and insurance brokerage.

This segment also consists of a Treasury Division which provides sophisticated financial products, mainly to companies in the Middle-market segment and Global Corporate Banking. These include products such as short-term financing and fund raising, brokerage services, derivatives, securitization and other tailor-made products. The Treasury Division may act as broker to transactions and also manages the Bank’s investment portfolio.

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

In addition, this segment encompasses all the intra-segment income and all the activities not assigned to a given segment or product with customers. The segments’ accounting policies are those described in the summary of accounting policies. The Bank earns most of its income in the form of interest income, fee and commission income and income from financial operations. To evaluate a segment’s financial performance and make decisions regarding the resources to be assigned to segments, the Chief Operating Decision Maker (CODM) bases his or her assessment on the segment's interest income, fee and commission income, and expenses.

The tables below show the Bank’s results by reporting segment for the year ended December 31, 2016, in addition to the corresponding balances of loans and accounts receivable from customers:

		As of December 31, 2016
	Loans and accounts receivable from customers (1)	Net interest income	Net fee and commission income	Financial transactions, net (2)	Provision for loan losses	Support expenses (3)	Segment`s net contribution
	Ch$mn

Retail Banking	18,604,936	931,105	196,845	21,141	(323,888)	(529,909)	295,294
Middle-market	6,396,376	244,960	30,851	19,577	(26,748)	(83,412)	185,228
Global Corporate Banking	2,121,513	95,105	25,077	55,927	7,579	(53,935)	129,753
Other	83,606	10,196	1,651	43,713	974	(19,649)	36,885
Total	27,206,431	1,281,366	254,424	140,358	(342,083)	(686,905)	647,160

Other operating income							6,427
Other operating expenses and impairment							(69,136)
Income from investments in associates and other companies							3,012
Income tax expense							(109,031)
Net income for the year							478,432

(1) Corresponds to loans and accounts receivable from customers, without deducting their allowances for loan losses.

(2) Corresponds to the sum of the net income from financial operations and the foreign exchange profit or loss.

(3) Corresponds to the sum of personnel salaries and expenses, administrative expenses, depreciation and amortization.

Operations through Subsidiaries

Today, the General Banking Law permits us to directly provide the leasing and financial advisory services that we could formerly offer only through our subsidiaries, to offer investment advisory services outside of Chile and to undertake activities that we could not formerly offer directly or through subsidiaries, such as factoring, securitization, foreign investment funds, custody and transport of securities and insurance brokerage services. For the twelve–month period ended December 31, 2016, our subsidiaries collectively accounted for 0.6% of our total consolidated assets.

		Percent ownership share As of December 31,
		2016			2015			2014
Name of the Subsidiary	Main activity	Direct	Indirect	Total	Direct	Indirect	Total	Direct	Indirect	Total
		%	%	%	%	%	%	%	%	%
Santander Corredora de Seguros Limitada	Insurance brokerage	99.75	0.01	99.76	99.75	0.01	99.76	99.75	0.01	99.76
Santander Corredores de Bolsa Limitada(*)	Financial instruments brokerage	50.59	0.41	51.00	50.59	0.41	51.00	50.59	0.41	51.00
Santander Agente de Valores Limitada	Securities brokerage	99.03	—	99.03	99.03	—	99.03	99.03	—	99.03
Santander S.A. Sociedad Securitizadora	Purchase of credits and issuance of debt instruments	99.64	—	99.64	99.64	—	99.64	99.64	—	99.64
Santander Servicios de Recaudación y Pagos Limitada(**)	Support business, making and receiving payments	—	—	—	—	—	—	99.90	0.1	100.00

(*)	On June 19, 2015, Santander Corredores de Bolsa Limitada, our stock brokerage company changed its corporate structure to that of a limited liability company.

(**)	As of May 1, 2014, this entity was absorbed by the Bank pursuant to authorization obtained from the SBIF on March 25, 2014.

The following companies have been consolidated based on the determination that they are controlled by the Bank, in accordance with IFRS 10 Consolidated Financial Statements:

- Santander Gestión de Recaudación y Cobranza Limitada (collection services)

- Bansa Santander S.A. (management of repossessed assets and leasing of properties)

During 2015, Multinegocios S.A. (management of sales force), Servicios Administrativos y Financieros Limitada (management of sales force) and Multiservicios de Negocios Limitada (call center) have ceased rendering sales services to the Bank and the Bank no longer controls their relevant activities. Therefore as of June 30, 2015, these entities have been excluded from our consolidated results. As of August 1, 2014, Servicios de Cobranza Fiscalex Limitada was absorbed by Santander Gestión de Recaudación y Cobranza Limitada.

Competition

Overview

The Chilean financial services market consists of a variety of largely distinct sectors. The most important sector, commercial banking, includes a number of privately-owned banks and one public-sector bank, Banco del Estado de Chile (which operates within the same legal and regulatory framework as the private sector banks). The private-sector banks include local banks and a number of foreign-owned banks operating in Chile. The Chilean banking system is comprised of 22 banks, including one public-sector bank. The four largest banks accounted for 69.1% of all outstanding loans by Chilean financial institutions as of December 31, 2016 (excluding assets held abroad by Chilean banks).

The Chilean banking system has experienced increased competition in recent years, largely due to consolidation in the industry and new legislation. We also face competition from non-bank and non-finance competitors, principally department stores, credit unions and cajas de compensación (private, non-profitable corporations whose aim is to administer social welfare benefits, including payroll loans, to their members) with respect to some of our credit products, such as credit cards, consumer loans and insurance brokerage. In addition, we face competition from non-bank finance competitors, such as leasing, factoring and automobile finance companies, with respect to credit products, and mutual funds, pension funds and insurance companies, with respect to savings products. Currently, banks continue to be the main suppliers of leasing, factoring and mutual funds, and the insurance sales business has grown rapidly.

All the competition data in the following sections is based on Chilean Bank GAAP.

The following tables set out certain statistics comparing our market position to that of our peer group, defined as the five largest banks in Chile in terms of total loans as of December 31, 2016 (excluding assets held by Chilean banks abroad).

	As of December 31, 2016, unless otherwise noted
	Market Share	Rank
Commercial loans	17.3%	2
Consumer loans	23.4%	1
Residential mortgage loans	21.6%	1
Total loans	19.4%	1
Deposits	18.8%	1
Credit card issued	15.5%	1
Checking accounts (1)	21.8%	1
Branches	19.3%	1

Source: SBIF

(1)	As of November 2016, the latest available information

Loans

As of December 31, 2016, our loan portfolio was the largest among Chilean banks. Our loan portfolio, including interbank loans, represented 19.4% of the market for loans in the Chilean financial system as of such date. The following table sets forth our and our peer group’s market shares in terms of loans (excluding assets held by Chilean banks abroad).

	As of December 31, 2016 (Chilean Bank GAAP)
Loans	Ch$ million	U.S.$ million	Market Share
Santander-Chile	27,206,431	40,850	19.4%
Banco de Chile	25,858,639	38,827	18.4%
Banco de Crédito e Inversiones	18,183,165	27,302	13.0%
Banco del Estado de Chile	20,208,686	30,343	14.4%
BBVA, Chile	9,271,674	13,921	6.6%
Itaú Corpbanca	15,503,610	23,279	11.1%
Others	51,232,466	76,926	36.5%
Chilean financial system	140,258,239	210,598	100.0%

Source: SBIF

Deposits

We had a 18.8% market share in deposits, ranking first among banks in Chile as of December 31, 2016. Deposit market share is based on total time and demand deposits as of the respective dates. The following table sets forth our and our peer group’s market shares in terms of deposits (excluding assets held by Chilean banks abroad).

	As of December 31, 2016 (Chilean Bank GAAP)
Deposits	Ch$ million	U.S.$ million	Market Share
Santander-Chile	20,691,024	31,068	18.8%
Banco de Chile	18,874,049	28,339	17.2%
Banco de Crédito e Inversiones	13,492,879	20,260	12.3%
Banco del Estado de Chile	19,744,842	29,647	18.0%
BBVA, Chile	6,876,369	10,325	6.3%
Itaú Corpbanca	10,648,447	15,989	9.7%
Others	19,573,689	29,390	17.8%
Chilean financial system	109,901,300	165,017	100.0%

Source: SBIF.

Total equity

With Ch$2,898,047 million (U.S.$4,351 million) in equity in Chilean Bank GAAP as of December 31, 2016, we were the second largest commercial bank in Chile in terms of shareholders’ equity. The following table sets forth our and our peer group’s shareholders’ equity.

	As of December 31, 2016 (Chilean Bank GAAP)
Total Equity	Ch$ million	U.S.$ million	Market Share
Santander-Chile	2,898,047	4,351	16.3%
Banco de Chile	2,887,411	4,335	16.2%
Banco de Crédito e Inversiones	2,518,677	3,782	14.1%
Banco del Estado de Chile	1,572,861	2,362	8.8%
BBVA, Chile	829,494	1,245	4.7%
Itaú Corpbanca	3,404,296	5,112	19.1%
Others	3,692,173	5,544	20.7%
Chilean financial system	17,802,959	26,731	100.0%

Source: SBIF.

Efficiency

As of December 31, 2016, we were the most efficient bank in our peer group. The following table sets forth our and our peer group’s efficiency ratio (defined as operating expenses as a percentage of operating revenue, which is the aggregate of net interest income, fees and income from services (net), net gains from mark-to-market and trading, exchange differences (net) and other operating income (net)) in each case under Chilean Bank GAAP.

Efficiency ratio as defined by the SBIF	As of December 31, 2016 (Chilean Bank GAAP)
Santander-Chile	44.4%
Banco de Chile	45.2%
Banco de Crédito e Inversiones	53.8%
Banco del Estado de Chile	61.3%
BBVA, Chile	61.5%
Itaú Corpbanca	71.2%
Chilean financial system	53.9%

Source: SBIF.

Net income for the period attributable to equity holders

In 2016, we were the second largest bank in Chile in terms of net income attributable to shareholders of Ch$472,351 million (U.S.$709 million) measured under Chilean Bank GAAP. The following table sets forth our and our peer group’s net income.

	As of December 31, 2016 (Chilean Bank GAAP)
Net income attributable to equity holders	Ch$ million	U.S.$ million	Market Share
Santander-Chile	472,351	709	24.3%
Banco de Chile	552,249	829	28.4%
Banco de Crédito e Inversiones	340,121	511	17.5%
Banco del Estado de Chile	147,090	221	7.6%
BBVA, Chile	80,440	121	4.1%
Itaú Corpbanca	2,059	3	0.1%
Others	349,001	524	18.0%
Chilean financial system	1,943,311	2,918	100.0%

Source: SBIF.

Return on equity

As of December 31, 2016, we were the second most profitable bank in our peer group (as measured by return on period-end equity under Chilean Bank GAAP) and the most capitalized bank as measured by the Chilean BIS ratio. The following table sets forth our and our peer group’s return on average equity and BIS ratio.

	Return on period-end equity as of December 31, 2016 (Chilean Bank GAAP)	BIS Ratio as of December 31, 2016 (Chilean Bank GAAP)
Santander-Chile	16.4%	13.4%
Banco de Chile	19.1%	13.9%
Banco de Crédito e Inversiones	13.5%	13.4%
Banco del Estado de Chile	10.2%	11.3%
BBVA, Chile	9.7%	12.3%
Itaú Corpbanca	(0.1)%	14.0%
Chilean Financial System	11.0%	13.8%

Source: SBIF.

Asset Quality

As of December 31, 2016, we had the second-highest non-performing loan to loan ratio in our peer group. The following table sets forth our and our peer group’s non-performing loan ratio as defined by the SBIF as of December 31, 2016.

Non-performing loans / total loans(1) as of December 31, 2016 (Chilean Bank GAAP)
Santander-Chile	2.07%
Banco de Chile	1.12%
Banco de Crédito e Inversiones	1.42%
Banco del Estado de Chile	3.34%
BBVA, Chile	1.30%
Itaú Corpbanca	1.66%
Chilean financial system	1.85%

Source: SBIF.

(1)	Excluding interbank loans.

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

If the acquiring bank or resulting group would own a market share in loans determined by the SBIF to be more than 15.0% but less than 20.0%, the authorization will be conditioned on the bank or banks maintaining a regulatory capital not lower than 10.0% of their risks-weighted assets for the period specified by the SBIF, which may not be less than one year. The calculation of the risk-weighted assets is based on a five-category risk classification system applied to a bank’s assets that is based on the Basel Committee recommendations.

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

Deposit Insurance

The Chilean government guarantees up to 90.0% of the principal amount of certain time and demand deposits and savings accounts held by natural persons with a maximum value of UF120 per person (Ch$3,161,758 or U.S.$4,747 as of December 31, 2016) per calendar year in the entire financial system.

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

The Central Bank has statutory authority to require banks to maintain reserves of up to an average of 40.0% for demand deposits and up to 20.0% for time deposits (irrespective, in each case, of the currency in which they are denominated) to implement monetary policy. In addition, to the extent that the aggregate amount of the following types of liabilities exceeds 2.5 times the amount of a bank’s regulatory capital, a bank must maintain a 100.0% “technical reserve” against them: demand deposits, deposits in checking accounts, or obligations payable on sight incurred in the ordinary course of business, and in general all deposits unconditionally payable immediately but excluding interbank demand deposits.

Minimum Capital

Under the General Banking Law, a bank is required to have a minimum of UF800,000 (approximately Ch$21,078 million or U.S.$31.6 million as of December 31, 2016) of paid-in capital and reserves, calculated in accordance with Chilean Bank GAAP, regulatory capital of at least 8.0% of its risk weighted assets, net of required allowances, and paid in capital and reserves of at least 3.0% of its total assets, net of required allowances, as calculated in accordance with Chilean Bank GAAP.

Regulatory capital is defined as the aggregate of:

•	a bank’s paid-in capital and reserves, excluding capital attributable to subsidiaries and foreign branches or capital básico;

•	its subordinated bonds, valued at their placement price (but decreasing by 20.0% for each year during the period commencing six years prior to maturity), for an amount up to 50.0% of its core capital; and

•	its voluntary allowances for loan losses for an amount of up to 1.25% of risk weighted-assets.

Capital Adequacy Requirements

According to the General Banking Law, each bank should have regulatory capital of at least 8.0% of its risk-weighted assets, net of required allowances. The calculation of risk weighted assets is based on a five-category risk classification system for bank assets that is based on the Basel Committee recommendations. The SBIF is expected to implement in 2017 the Basel III capital standards in Chile, which will includes the implementation of capital limits with market risk and operational risk-weighted assets. These changes must be approved by the Chilean Congress, as it involves a modification to the General Banking Law.

Banks should also have capital básico, or core capital, of at least 3.0% of their total assets, net of allowances. Core capital is defined to include shareholders’ equity.

Within the scope of Basel III in Chile, further changes in regulation may occur. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Chile—We are subject to substantial regulation and regulatory and governmental oversight which could adversely affect our business, operations and financial condition.”

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

In addition, the General Banking Law limits the aggregate amount of loans that a bank may grant to its employees to 1.5% of its regulatory capital, and provides that no individual employee may receive loans in excess of 10.0% of this 1.5% limit. Notwithstanding these limitations, a bank may grant to each of its employees a single residential mortgage loan for personal use during such employee’s term of employment.

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

Suspension of Income Recognition on Accrual Basis

In accordance with the Compendium, financial institutions must suspend recognition of income on an accrual basis in their statements of income for certain loans included in the impaired portfolio. IFRS does not allow the suspension of accrual of interest on financial assets for which an impairment loss has been determined. This difference does not materially impact our Audited Consolidated Financial Statements.

Charge-offs and Accounts Receivable

The Compendium requires companies to establish deadlines for the charge-off of loans and accounts receivable. IFRS does not require any such deadline for charge-offs. A charge-off due to impairment would be recorded, if and only if, all efforts at collection of the loan or account receivable had been exhausted. Accordingly, this difference does not materially impact our Audited Consolidated Financial Statements.

Assets Received in Lieu of Payment

The Compendium requires that the initial value of assets received in lieu of payment be the value agreed upon with a debtor as a result of the loan settlement or the value awarded in an auction, as applicable. These assets are required to be written off one year after their acquisition, if the assets have not been previously disposed of. IFRS requires that assets received in lieu of payment be initially accounted for at fair value. Subsequently, asset valuation depends on the classification provided by the entity for that type of asset. No deadline is established for charging-off an asset. The Bank has adjusted the Audited Consolidated Financial Statements accordingly.

Loan loss allowances

The main difference between Chilean bank GAAP and IFRS regarding loan loss allowances is that under Chilean Bank GAAP, these are calculated based on specific guidelines set by the SBIF, which are in turn based on an expected losses approach, and under IFRS, we use an incurred loss approach. The Bank has adjusted the Audited Consolidated Financial Statements.

Provisions for country risk and for contingent loan risk

Under Chilean GAAP, the Bank provisions for country risk to cover the risk taken when holding or committing resources with any foreign country. These allowances are established according to country risk classifications established by the SBIF and therefore are not in accordance with IFRS as issued by the IASB. Our Audited Consolidated Financial Statements have been adjusted accordingly.

Also under Chilean GAAP, the Bank has established allowances related to the undrawn available credit lines and contingent loans in accordance with the SBIF. As IFRS only permits allowances following its internal models based on incurred debt, the Bank has adjusted the Audited Consolidated Financial Statements accordingly.

These differences do not materially impact our financial statements.

Deferred taxes

The Bank records, when appropriate, deferred tax assets and liabilities for the estimated future tax effects attributable to differences between the carrying amount of assets and liabilities and their tax bases. Due to the adjustments made to the consolidated financial statements, we adjust deferred taxes accordingly.

Provision for mandatory dividends

This provision is made in accordance with the Bank’s internal policy, pursuant to which at least 30% of net income for the period is distributed, except in the case of a contrary resolution adopted at the respective shareholders’ meeting by unanimous vote of the outstanding shares. While the Bank uses the same policy under Chilean GAAP and IFRS, the net income used to calculate the provision is adjusted in accordance with IFRS principles.

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

Loans and Investments in Foreign Securities

Under current Chilean banking regulations, banks in Chile may grant loans to foreign individuals and entities and invest in certain securities of foreign issuers. Banks may grant commercial loans and foreign trade loans, and can buy loans granted by banks abroad. Banks in Chile may also invest in debt securities traded in formal secondary markets. Such debt securities must be (1) securities issued or guaranteed by foreign sovereign states or their central banks or other foreign or international financial entities, and (2) bonds issued by foreign companies. If the sum of investment in foreign securities and loans granted outside of Chile surpasses 70.0% of regulatory capital, the amount that exceeds 70.0% is subject to a mandatory reserve of 100.0%.

Table 1

Rating Agency	Short Term	Long Term
Moody’s	P2	Baa3
Standard and Poor’s	A3	BBB-
Fitch	F2	BBB-
Dominion Bond Rating (DBRS)	R-2	BBB (low)

In the event that the sum of: (a) loans granted abroad that are not to subsidiaries of Chilean companies, and that have a rating of BB- or less and do not trade on a foreign stock exchange, and (b) the investments in foreign securities which have a rating that is below that indicated in Table 1 above, but is equal to or exceeds the ratings mentioned in the Table 2 below and exceeds 20.0% (and 30.0% for banks with a BIS ratio equal or exceeding 10% of the regulatory capital of such bank), the excess is subject to a mandatory reserve of 100.0%.

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

Additionally, a Chilean bank may invest in foreign securities whose rating is equal to or exceeds those mentioned in Table 3 below in: (i) demand deposits with foreign banks, including overnight deposits in a single entity; and (ii) securities issued or guaranteed by sovereign states or their central banks or securities issued or guaranteed by foreign entities within the Chilean State, though investment will be subject to the limits by issuer up to 30.0% and 50.0%, respectively, of the regulatory capital of the Chilean bank that makes the investment. If these foreign securities do not have a rating, the individual limit will be 10.0% of regulatory capital.

Table 3

Rating Agency	Short Term	Long Term
Moody’s	P1	Aa3
Standard and Poor’s	A1+	AA-
Fitch	F1+	AA-
DBRS	R-1 (high)	AA (low)

Moreover, the sum of all demand deposits with foreign banks, including overnight deposits to related parties, as defined by the Central Bank and the SBIF, cannot surpass 25.0% of a bank’s regulatory capital. This limit excludes foreign branches of Chilean banks or their subsidiaries, but must include amounts deposited by these entities in related parties abroad.

Chilean banks may only invest in equity securities of foreign banks and certain other foreign companies which may be affiliates of the bank or which would be complementary to the bank’s business if such companies were incorporated in Chile.

“Mortgage Bonds”

In 2012, the mortgage-covered bond legislation was approved by the Chilean Congress. These bonds, known as “mortgage bonds,” are debt backed by the company that sells them, as well as by a pool of mortgages that in the event of insolvency the pool of mortgages are auctioned with the corresponding mortgage bond. Unlike covered bonds, they are not be limited to banks. These bonds, if bought by banks, are available for immediate liquidity in the Central Bank liquidity window and have other restrictions as to the type of mortgage they will be funding, i.e. mortgage loans with loan-to-values of maximum 80.0%.

U.S. Banking Regulation—Volcker Rule

Section 13 of the U.S. Bank Holding Company Act of 1956, as amended, and its implementing rules (collectively, the “Volcker Rule”) prohibit “banking entities” from engaging in certain forms of proprietary trading or from sponsoring, investing in or entering into certain credit-related transactions with related “covered funds,” in each case subject to certain limited exceptions. The term “covered fund” is defined very broadly to include traditional hedge funds, private equity funds, certain securitization vehicles and other entities that must rely on Section 3(c)(1) or 3(c)(7) of the U.S. Investment Company Act of 1940 for an exemption under that Act, as well as certain similar foreign funds. The Volcker Rule also contains exclusions and certain exemptions for market-making, hedging, underwriting, trading in U.S. government and agency obligations as well as certain foreign government obligations, and trading solely outside the United States, and also permit certain ownership interests in certain types of funds to be retained. Banking entities such as Santander Spain must bring their activities and investments worldwide into compliance with the requirements of the Volcker Rule by the end of the conformance period applicable to each requirement.

In general, all banking entities were required to conform to the requirements of the Volcker Rule, except for provisions related to certain funds, and to implement a compliance program by July 21, 2015. In December 2014, the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) issued an order extending the Volcker Rule’s general conformance period until July 21, 2016 for investments in and relationships with covered funds and certain foreign funds that were in place on or prior to December 31, 2013 (“legacy covered funds”). In July 2016, the Federal Reserve Board granted a final one-year extension of the general conformance period to July 21, 2017 for banking entities to conform ownership interests in and relationships with legacy covered funds. Santander Spain has assessed how the Volcker Rule affects the businesses of Santander Group and Santander Group, including Santander-Chile, generally has brought its activities into compliance, with the exception of certain legacy covered funds activities. Santander Group, including Santander-Chile, has further adopted the necessary measures to bring these legacy covered funds activities into compliance prior to July 21, 2017. Santander Group’s non-U.S. banking organizations, such as Santander-Chile, are largely able to continue their activities outside the United States in reliance on the “solely outside the U.S.” exemptions under the Volcker Rule. Santander Group, including Santander-Chile, will monitor the financial regulatory reform developments in the United States, including with respect to the Volcker Rule, and make appropriate adjustments, if necessary, to ensure continued regulatory compliance of its operations.

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

The following activities are disclosed in response to Section 13(r) with respect to affiliates of Santander U.K. within the Group. During the period covered by this annual report:

(a)       Santander U.K. holds two savings accounts and one current account for two customers resident in the U.K. who are currently designated by the U.S. under the Specially Designated Global Terrorist (SDGT) sanctions program. Revenues and profits generated by Santander U.K. on these accounts in the year ended December 31, 2016 were negligible relative to the overall revenues and profits of Banco Santander S.A.

(b)       Santander U.K. held a savings account for a customer resident in the U.K. who is currently designated by the U.S. under the SDGT sanctions program. The savings account was closed on July 26, 2016. Revenue generated by Santander U.K. on this account in the year ended December 31, 2016 was negligible relative to the overall revenues of Banco Santander S.A.

(c)       Santander U.K. held a current account for a customer resident in the U.K. who is currently designated by the U.S. under the SDGT sanctions program. The current account was closed on December 22, 2016. Revenue generated by Santander U.K. on this account in the year ended December 31, 2016 was negligible relative to the overall revenues of Banco Santander S.A.

(d)       Santander U.K. holds two frozen current accounts for two U.K. nationals who are designated by the U.S. under the SDGT sanctions program. The accounts held by each customer have been frozen since their designation and have remained frozen through the year ended December 31, 2016. The accounts are in arrears (£1,844.73 in debit combined) and are currently being managed by Santander U.K. Collections & Recoveries department. Revenues and profits generated by Santander U.K. on these accounts in the year ended December 31, 2016 were negligible relative to the overall revenues and profits of Banco Santander S.A.

(e)       In addition, during the year ended December 31, 2016, Santander U.K. had an OFAC match on a power of attorney account. The power of attorney listed on the account is currently designated by the U.S. under the SDGT and the Iranian Financial Sanctions Regulations (IFSR) sanctions program. The power of attorney was removed from the account on July 29, 2016. During the year ended December 31, 2016, revenues and profits generated by Santander U.K. were negligible relative to the overall revenues and profits of Banco Santander S.A.

(f)       An Iranian national, resident in the U.K., who is currently designated by the U.S. under the Iranian Financial Sanctions Regulations and the Non-Proliferation of Weapons of Mass Destruction (NPWMD) designation, held a mortgage with Santander U.K. that was issued prior to such designation. The mortgage account was redeemed and closed on April 13, 2016. No further drawdown has been made (or would be allowed) under this mortgage although we continued to receive repayment instalments prior to redemption. Revenues generated by Santander U.K. on this account in the year ended December 31, 2016 were negligible relative to the overall revenues of Banco Santander S.A. The same Iranian national also held two investment accounts with Santander ISA Managers Limited. The funds within both accounts were invested in the same portfolio fund. The accounts remained frozen until the investments were closed on May 12, 2016 and bank checks issued to the customer. Revenues generated by Santander U.K. on these accounts in the year ended December 31, 2016 were negligible relative to the overall revenues of Banco Santander S.A.

(g)       In addition, during the year ended December 31, 2016, Santander U.K. held a basic current account for an Iranian national, resident in U.K., previously designated under the OFAC Iran designation. The account was closed in September 2016. Revenues generated by Santander U.K. on this account in the year ended December 31, 2016 were negligible relative to the overall revenues of Banco Santander S.A.

In addition, the Group has an outstanding legacy export credit facility with Bank Mellat. In 2005 Banco Santander S.A. participated in a syndicated credit facility for Bank Mellat of €15.5 million, which matured on July 6, 2015. As of December 31, 2016, the Group was owed €0.1 million not paid at maturity under this credit facility, corresponding to the 5% that was not covered by official export credit agencies.

Banco Santander has not been receiving payments from Bank Mellat under this or other credit facilities in recent years. Banco Santander has been and expects to continue to be repaid any amounts due by official export credit agencies. No funds have been extended by Santander under this facility since it was granted.

The Group also has certain legacy performance guarantees for the benefit of Bank Sepah and Bank Mellat (stand-by letters of credit to guarantee the obligations – either under tender documents or under contracting agreements – of contractors who participated in public bids in Iran) that were in place prior to April 27, 2007.

In the aggregate, all of the transactions described above resulted in gross revenues and net profits in the year ended December 31, 2016, which were negligible relative to the overall revenues and profits of Banco Santander, S.A. The Group has undertaken significant steps to withdraw from the Iranian market such as closing its representative office in Iran and ceasing all banking activities therein, including correspondent relationships, deposit taking from Iranian entities and issuing export letters of credit, except for the legacy transactions described above. The Group is not contractually permitted to cancel these arrangements without either (i) paying the guaranteed amount (in the case of the performance guarantees), or (ii) forfeiting the outstanding amounts due to it (in the case of the export credits). As such, the Group intends to continue to provide the guarantees and hold these assets in accordance with company policy and applicable laws.

C.	Organizational Structure

Santander Spain controls Santander-Chile through its holdings in Teatinos Siglo XXI Inversiones S.A. and Santander Chile Holding S.A. which are controlled subsidiaries. Santander Spain control over 67.18% of our shares and actual participation when excluding non-controlling interests participating in Santander Chile Holding S.A. of 67.06%.

Shareholder	Number of Shares	Percentage
Santander Chile Holding S.A.	66,822,519,695	35.46
Teatinos Siglo XXI Inversiones S.A.	59,770,481,573	31.72

The chart below sets forth the names and areas of responsibility of our senior managers as of March 2017.

D.	Property, Plant and Equipment

We are domiciled in Chile and own our principal executive offices located at Bandera 140, 20th floor, Santiago, Chile. At December 31, 2016, we owned the locations at which 23.5% of our branches were located. The remaining branches operate at rented locations. We believe that our existing physical facilities are adequate for our needs.

Main properties as of December 31, 2016	Number
Central Offices
Owned	4
Rented	5
Total	9

Branches(1)
Owned	98
Rented	319
Total	417

Other property(2)
Owned	49
Rented	5
Total	54

(1)	Some branches are located inside central office buildings and other properties. Including these branches, the total number of branches is 423. Special payment centers are included in Other property.

(2)	Consists mainly of parking lots, mini-branches and property owned by our subsidiaries.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Accounting Standards Applied in 2016

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

Valuation of financial instruments

Fair value is the price that would be received to sell an asset or that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. IFRS 13 provides a hierarchy that separates the inputs and/or valuation technique assumptions used to measure the fair value of financial instruments. The hierarchy reflects the significance of the inputs used in making the measurement.

The hierarchy gives the highest priority to (unadjusted) quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The Bank uses valuation techniques appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

For financial instruments with no available market prices, fair values are estimated using recent transactions in analogous instruments, and in the absence thereof, the present values or other valuation techniques based on mathematical valuation models sufficiently accepted by the international financial community. In the use of these models, consideration is given to the specific particularities of the asset or liability to be valued, and especially to the different kinds of risks associated with the asset or liability.

These techniques are significantly influenced by the assumptions used, including the discount rate, the estimates of future cash flows and prepayment expectations. See “Note 36— Fair value of financial assets and liabilities” in our Audited Consolidated Financial Statements

Derivative activities

Derivatives are measured at fair value on the statement of financial position and the net unrealized gain (loss) on derivatives is classified as a separate line item within the income statement. Under IFRS, banks must mark-to-market derivatives. A derivative financial instrument held for trading purposes must be marked to market and the unrealized gain or loss must be recognized in the income statement. Within the fair value of derivatives are included Credit Valuation Adjustment (CVA) and Debit Valuation Adjustment (DVA), all with the objective that the fair value of each instrument includes the credit risk of its counterparty and Bank’s own risk. The CVA is a valuation adjustment to OTC derivatives as a result of the risk associated with the credit exposure assumed by each counterparty in each future period. The DVA is a valuation adjustment similar to the CVA but, in this case, it arises as a result of the Bank’s own risk assumed by its counterparties. The following inputs are used to calculate the CVA and DVA:

•	Expected exposure: Including for each transaction the mark-to-market (MtM) value plus an add-on for the potential future exposure for each period. Mitigating factors such as collateral and netting agreements are taken into account, as well as a temporary impairment factor for derivatives with interim payments.

•	LGD: percentage of final loss assumed in a counterparty credit event/default.

•	Probability of default: for cases where there is no market information, proxies based on comparable companies in the same industry and with the same external rating as the counterparty, are used.

•	Discount factor curve.

Impairment of available-for-sale financial assets,

Available for sale financial assets are evaluated for impairment throughout the year and at each reporting date in order to assess whether events or changes in circumstances indicate that these assets are impaired, such as an adverse change in business climate or observable market data, indicate that these assets may be impaired. If there is objective evidence of an impairment of an asset, an impairment test is performed by comparing the investments’ recoverable amount, which is the higher of its value in use and fair value less costs to sell, with its carrying amount.

The Bank evaluates available-for-sale financial assets with unrealized losses as of the end of each period and concludes if these were impaired. This review consist of evaluating the economic reasons for any declines, the credit ratings of the securities’ issuers, and the Bank’s intention and ability to hold the securities until the unrealized loss is recovered. See “Note 10— Available for sale investments” in our Audited Consolidated Financial Statements.

Deferred tax assets and liabilities

The Bank records, when appropriate, deferred tax assets and liabilities for the estimated future tax effects attributable to differences between the carrying amount of assets and liabilities and their tax bases. The measurement of deferred tax assets and liabilities is based on the tax rate, in accordance with the applicable tax laws, using the tax rate that applies to the period when the deferred asset and liability will be settled. The future effects of changes in tax legislation or tax rates are recorded in deferred taxes beginning on the date on which the law is enacted or substantially enacted. See “Note 14—Current and deferred taxes” of our Audited Consolidated Financial Statements.

Provision for liabilities

Provisions for liabilities such as contingencies associated to pending signature of contracts, potential clients claims, operational risk arise from financial transactions and potential property tax associated to leasing contracts, and personnel salaries and expenses are quantified using the best available information on the consequences of the event giving rise to them and are reviewed and adjusted at the end of each year. See “Note 20—Provisions” of our Audited Consolidated Financial Statements.

A.	Operating Results

Chilean Economy

All of our operations and substantially all of our customers are located in Chile. Accordingly, our financial condition and results of operations are substantially dependent upon economic conditions prevailing in Chile. In 2016, the Chilean economy grew approximately 1.6% compared to 2.1% in 2015 and 1.9% in 2014. In the same period, the Central Bank of Chile reported that internal demand increased 1.1% compared to an increase of 1.8% in 2015 and a decrease of 0.3% in 2014. The growth of internal demand was led by growth of total consumption, which was up 2.8% while growth in the mining sector contracted due to concerns regarding global economic growth, especially growth in China.

As of December 2016, the unemployment rate was 6.1% compared to 5.8% in 2015 and 6.0% in 2014. The exchange rate appreciated in 2016 by 5.7% compared to a depreciation of 16.5% in 2015. As a result of this appreciation of the peso, CPI inflation reached 2.7% in 2016 compared to 4.4% in 2015 and 4.7% in 2014. Given the slower economic growth in 2016 and the lower inflation rate, the Central Bank decided to reduce the rate to 3.00% in the first quarter of 2017. Economic activity is expected to increase by approximately 2.0% in 2017, but with continued uncertainty regarding global growth, especially in growth in China, which impacts Chile’s mining sector, and internal political issues.

The growth of the Chilean banking sector evolved in line with overall economic developments, with an increase in the volume of loans and deposits. Total loans as of December 31, 2016 in the Chilean financial system were Ch$140,258,239 million (U.S.$211 billion), excluding loans held by subsidiaries of Chilean banks abroad, grew 5.7% in 2016. Total customer deposits (defined as time deposits plus checking accounts), excluding loans held by subsidiaries of Chilean banks abroad grew 3.4% in 2016 and totaled Ch$109,901,300 million (U.S.$165 billion) as of December 31, 2016. The non-performing loan (defined as loans with an installment that is at least 90 days past-due) to total loans ratio remained stable at year end for both 2016 and 2015.

Impact of inflation

Our assets and liabilities are denominated in Chilean pesos, Unidades de Fomento (UF) and foreign currencies. The Bank no longer recognizes inflation accounting and has eliminated price-level restatement in line with IFRS, but inflation impacts our results of operations as some loan and deposit products are contracted in UF. The UF is revalued in monthly cycles. Each day in the period beginning on the tenth day of the current month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect a proportionate amount of the change in the Chilean Consumer Price Index during the prior calendar month. One UF equaled Ch$26,347.98 at December 31, 2016, Ch$25,629.09 at December 31, 2015 and Ch$24,627.10 at December 31, 2014. High levels of inflation in Chile could adversely affect the Chilean economy and could have an adverse effect on our business, financial condition and results of operations. Negative inflation rates also negatively impact our results. Inflation measured as the annual variation of the UF was 2.8% in 2016, 4.1% in 2015 and 5.7% in 2014. There can be no assurance that Chilean inflation will not change significantly from the current level. Although we currently benefit from moderate levels of inflation, due to the current structure of our assets and liabilities (i.e., a significant portion of our loans are indexed to the inflation rate, but there are no corresponding features in deposits or other funding sources that would increase the size of our funding base), there can be no assurance that our business, financial condition and result of operations in the future will not be adversely affected by changing levels of inflation. In summary:

•	UF-denominated assets and liabilities. The effect of any changes in the nominal peso value of our UF-denominated interest earning assets and interest bearing liabilities is reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest income and expense, respectively. Our net interest income will be positively affected by an inflationary environment to the extent that our average UF-denominated interest earning assets exceed our average UF-denominated interest bearing liabilities. Our net interest income will be positively affected by deflation in any period in which our average UF-denominated interest bearing liabilities exceed our average UF-denominated interest earning assets. Our net interest income will be negatively affected in a deflationary environment if our average UF-denominated interest earning assets exceed our average UF-denominated interest bearing liabilities.

•	Inflation and interest rate hedge. A key component of our asset and liability policy is the management of interest rate risk. The Bank’s assets generally have a longer maturity than our liabilities. As the Bank’s mortgage portfolio grows, the maturity gap tends to rise as these loans, which are contracted in UF, have a longer maturity than the average maturity of our funding base. As most of our long term financial instruments and mortgage loans are contracted in UF and most of our deposits are in nominal pesos, the rise in mortgage lending increases the Bank’s exposure to inflation and to interest rate risk. The size of this gap is limited by internal and regulatory guidelines in order to avoid excessive potential losses due to strong shifts in interest rates. In order to keep this duration gap below regulatory limits, the Bank issues long term bonds denominated in UF or interest rate swaps. The financial cost of the bonds and the efficient part of these hedges is recorded as net interest income. In 2016, the loss from the swaps taken in order to hedge mainly for inflation and interest rate risk and included in net interest income totaled a loss of Ch$42,420 million compared to a loss of Ch$107,867 million in 2015 and of Ch$130,254 million in 2014. The average gap between our interest earnings assets and total liabilities linked to the inflation, including hedging, was Ch$4,534,665 million in 2016, Ch$3,507,250 million in 2015 and Ch$4,193,701 million in 2014.

•	The financial impact of the gap between our interest earning assets and liabilities denominated in UFs including hedges was in the results of the Bank Ch$133,702 million in 2016, Ch$130,666 million in 2015 and Ch$229,946 million in 2014. The 2.3% rise in the results from our UF gap was due to the higher gap in 2016 compared to 2015, which was partially offset by the lower UF inflation rate in 2016 compared to 2015.

	As of December 31,			% Change	% Change
Impact of inflation on net interest income	2016	2015	2014	2016 /2015	2015 /2014
	(in millions of Ch$)
Results from UF GAP (1)	133,702	130,666	229,946	2.3%	(43.2%)
Annual UF inflation	2.8%	4.1%	5.7%

(1)	UF GAP is net interest income from asset and liabilities denominated in UFs and include the results from hedging the size of this gap via interest rate swaps.

•	Peso-denominated assets and liabilities. Interest rates prevailing in Chile during any period primarily reflect the inflation rate during the period and the expectations of future inflation. The sensitivity of our peso-denominated interest earning assets and interest bearing liabilities to changes to such prevailing rates varies. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Interest Rates.” We maintain a substantial amount of non-interest bearing peso-denominated demand deposits. Because such deposits are not sensitive to inflation, any decline in the rate of inflation would adversely affect our net interest margin on inflation indexed assets funded with such deposits, and any increase in the rate of inflation would increase the net interest margin on such assets. The ratio of the average of such demand deposits and average shareholder’s equity to average interest-earning assets was 29.0%, 29.9%, and 30.2% for the years ended December 31, 2016, 2015, and 2014, respectively.

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

Foreign Exchange Fluctuations

The Chilean government’s economic policies and any future changes in the value of the Chilean peso against the U.S. dollar could adversely affect our financial condition and results of operations. The Chilean peso has been subject to significant devaluation in the past and may be subject to significant fluctuations in the future. The Central Bank exchange rate appreciated 5.7% in 2016 and 16.5% in 2015. See “Item 3. Key Information—A. Selected Financial Data—Exchange Rates.” A significant portion of our assets and liabilities are denominated in foreign currencies, principally the U.S. dollar, and we historically have maintained and may continue to maintain material gaps between the balances of such assets and liabilities. Our current strategy is not to maintain a significant difference between the balances of our assets and liabilities in foreign currencies. In 2016, 2015 and 2014, the Bank, in its spot position, held more liabilities than assets in foreign currencies, mainly the U.S. dollar, as a result of an ample supply of U.S. dollar deposits from companies that receive export revenues, foreign correspondent bank loans and bonds issued abroad. This difference is usually hedged using forwards and cross-currency swaps. Including derivatives, the Bank seeks to run no foreign currency risk in its non-trading balance sheet. Because such assets and liabilities, as well as interest earned or paid on such assets and liabilities, and gains and losses realized upon the sale of such assets, are translated to Chilean pesos in preparing our financial statements, our reported income is affected by changes in the value of the Chilean peso relative to foreign currencies (principally the U.S. dollar). The translation gain or loss over assets and liabilities (excluding derivatives held for trading) is included as foreign exchange transactions in the income statement. The translation and mark-to-market of foreign currency derivatives held for trading is recognized as a gain or loss in the net results from mark-to-market and trading. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—E. Market Risks—Foreign exchange fluctuations” for more detail on the Bank’s exposure to foreign currency.

The Bank also uses a sensitivity analysis with both internal limits and regulatory limits to seek to manage the potential loss in net interest income resulting from fluctuations of interest rates on U.S. dollar denominated assets and liabilities and a VaR model to limit foreign currency trading risk.

We also set an absolute limit on the size of Santander-Chile’s consolidated net foreign currency trading position. As of December 31, 2016, the net difference between assets and liabilities in foreign currency was a net asset position of U.S.105.4 million. The average gap, be it a net asset or liability position in foreign currency, in 2016 was U.S.$121.6 million. Both figures include derivatives used to hedge foreign currency risk. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Volume limits.” The limit on the size of the net foreign currency position is determined by the Asset and Liability Committee and is calculated and monitored by our Market Risk and Control Department.

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

To evaluate a segment’s financial performance and make decisions regarding the resources to be assigned to segments, the Chief Operating Decision Maker (CODM) bases his or her assessment on the segment's interest income, fee and commission income, and expenses. Due to changes aimed at improving relations with its customers, streamlining processes and saving costs, the Bank simplified its internal structure in 2015. For this reason, the disclosure has been simplified to reflect how the Bank is currently managed. The Bank’s reporting segments have three Chief Operating Decision Makers: (i) Director of Retail banking, (ii) the Director of the Middle-market segment and (iii) the Director of Global corporate banking, each of which report to our Chief Executive Officer. All reporting segment information is presented following this structure.

Due to changes aimed at allocating customers to the segment best capable of servicing them and streamlining processes, the Bank modified its internal structure in 2015. This change in composition of the segments resulted in the following:

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

Under IFRS 8, the Bank has aggregated operating segments with similar economic characteristics according to the aggregation criteria specified in the standard. A reporting segment consists of clients that are offered differentiated but, considering how their performance is measured, homogenous services based on IFRS 8 aggregation criteria, thus they form part of the same reporting segment. Overall, this aggregation has no significant impact on the understanding of the nature and effects of the Bank’s business activities and the economic environment. The information relating to 2015 and 2014 has been prepared using the above-mentioned current criteria so that the figures presented are comparable.

The Bank’s reportable segments are (i) Retail banking, (ii) Middle-market, (iii) Global Corporate Banking and (iv) Corporate Activities (“Other”).

Results of Operations for the Years Ended December 31, 2016, 2015 and 2014

The following discussion is based upon and should be read in conjunction with the Audited Consolidated Financial Statements. The Audited Consolidated Financial Statements have been prepared in accordance with IFRS as issued by the IASB. The following table sets forth the principal components of our net income for the years ended December 31, 2016, 2015 and 2014.

	2016	2016	2015	2014	% Change	% Change
CONSOLIDATED INCOME STATEMENT DATA	(ThU.S.$)(1)	(Ch$ million)			2016/2015	2015/2014
IFRS:
Interest income and expense
Interest income	3,208,775	2,137,044	2,085,988	2,227,018	2.4%	(6.3%)
Interest expense	(1,284,802)	(855,678)	(830,782)	(909,914)	3.0%	(8.7%)
Net interest income	1,923,973	1,281,366	1,255,206	1,317,104	2.1%	(4.7%)
Fees and income from services
Fees and commission income	647,423	431,184	402,900	366,729	7.0%	9.9%
Fees and commission expense	(265,405)	(176,760)	(165,273)	(139,446)	7.0%	18.5%
Total net fees and commission income	382,018	254,424	237,627	227,283	7.1%	4.6%
Financial transactions, net
Net income (expense) from financial operations	(551,102)	(367,034)	(457,897)	(159,647)	(19.8%)	186.8%
Net foreign exchange gain (loss)	761,850	507,392	603,396	272,212	(15.9%)	121.7%
Financial transactions, net	210,748	140,358	145,499	112,565	(3.5%)	29.3%
Other operating income	9,650	6,427	6,439	6,545	(0.2%)	(1.6%)
Net operating profit before provision for loan losses	2,526,389	1,682,575	1,644,771	1,663,497	2.3%	(1.1%)
Provision for loan losses	(513,638)	(342,083)	(399,277)	(354,903)	(14.3%)	12.5%
Net operating profit	2,012,751	1,340,492	1,245,494	1,308,594	7.6%	(4.8%)
Operating expenses
Personnel salaries and expenses	(593,293)	(395,133)	(387,063)	(338,888)	2.1%	14.2%
Administrative expenses	(339,959)	(226,413)	(220,531)	(205,149)	2.7%	7.5%
Depreciation and amortization	(98,137)	(65,359)	(53,614)	(44,172)	21.9%	21.4%
Impairment of property, plant and equipment	(351)	(234)	(21)	(36,664)	1014.3%	(99.9%)
Other operating expenses	(103,456)	(68,902)	(58,729)	(58,946)	17.3%	(0.4%)
Total operating expenses	(1,135,197)	(756,041)	(719,958)	(683,819)	5.0%	5.3%
Net Operating income	877,554	584,451	525,536	624,775	11.2%	(15.9%)
Income from investments in associates and other companies	4,523	3,012	2,588	2,165	16.4%	19.5%
Income before tax	882,077	587,463	528,124	626,940	11.2%	(15.8%)
Income tax expense	(163,710)	(109,031)	(76,395)	(51,050)	42.7%	49.6%
Consolidated Net income for the year	718,366	478,432	451,729	575,890	5.9%	(21.6%)
Net income for the year attributable to:
Equity holders of the Bank	714,815	476,067	448,466	569,910	6.2%	(21.3%)
Non-controlling interests	3,551	2,365	3,263	5,980	(27.5%)	(45.4%)

(1)	Amounts stated in U.S. dollars at and for the year ended December 31, 2016 have been translated from Chilean pesos at the exchange rate of Ch$666.00 = U.S.$1.00 as of December 31, 2016. See “Item 3. Key Information—A. Selected Financial Data—Exchange Rates” for more information on exchange rate.

Results of operations for the years ended December 31, 2016 and 2015. Consolidated net income for the year ended December 31, 2016 increased 5.9% to Ch$478,432 million. Our return on annualized average equity was 16.8% in 2016 compared to 16.0% in 2015.

In 2016, net operating profit before loan losses was Ch$1,682,575 million, an increase of 2.3% compared to 2015. Our net interest income increased 2.1% to Ch$1,281,366 million in 2016 compared to 2015. Our net interest margin decreased to 4.32% in 2016 from 4.40% in 2015. Net interest margins were negatively affected by the lower UF inflation rate in 2016 compared to 2015.

Net fees and commission income increased 7.1% to Ch$254,424 million in the twelve-month period ended December 31, 2016 compared to the same period in 2015. In 2016, the Bank continued to experience positive client base and product usage growth. This has driven growth of fees in Global Corporate Banking that rose 64.6% in 2016 as the Bank won an important share of the investment banking, cash management and advisory services for the large projects being developed in Chile. The Middle-market segment increased fees by 8.1% and Retail banking increased 3.4% in 2016, mainly due to greater product usage.

Total financial transactions, net, which is the sum of net income from financial operations and foreign exchange gain (loss), totaled Ch$140,358 million in the year ended December 31, 2016, a decrease of 3.5% compared to the same period in 2015. These results include the results of our Treasury Division’s trading business and financial transactions with customers, as well as the results of our non-client treasury operations, mainly the Financial Management Division. The results from our client treasury business increased 7.1% in 2016 and totaled Ch$89,786 million. The results from Santander Global Connect and market-making mainly include the results from the sale of derivatives, foreign exchange and fixed income instruments to our client base. In 2016, the results from Santander Global Connect increased 2.3%. The high market volatility led to a larger demand for hedging from our Corporate and Middle-market clients, driving this income line. The results from market-making with client services increased 19.8% in 2016, mainly due to higher business volumes with specific corporate clients, especially in our cash management services.

Results from non-client treasury income in 2016 decreased 18.0% and totaled Ch$50,572 million. This decrease was mainly due to lower realized gains on the available-for-sale portfolio in 2016.

Other operating income totaled a gain of Ch$6,427 million in the year ended December 31, 2016, a 0.2% decrease compared to 2015. The main reasons for this decrease was lower income received from assets received in lieu of payment which decreased 32.3%.

Provisions for loan losses, net of recoveries totaled Ch$342,083 million in 2016 and decreased 14.3% compared to the amount of provisions recorded in 2015. Provisions for loan losses totaled Ch$409,159 million in 2016 compared to Ch$454,462 million in 2015 and decreased 10.0%. Improvements in asset quality and higher loan loss recoveries drove this decrease in provisions for loan losses. Non-performing loans as a percentage of the loan portfolio decreased from 2.6% in 2015 to 2.1% in 2016 and the non-performing loans coverage ratio increased from 118.5% to 140.2%. This environment also led to a decrease in the loans charged-off during 2016 to Ch$11,222 million.

The provision expense for loan loss for commercial loans decreased from Ch$197,247 million in 2015 to Ch$137,242 million in 2016. This was mainly due to an improvement in asset quality in commercial loans. The non-performing loan ratio of commercial loans reached 2.3% in 2016 compared to 2.6% in 2015. This improvement in asset quality was due to two factors. First, the NPL ratio among small to middle-sized entities in retail banking decreased from 6.8% in 2015 to 5.8% in 2016. Second, there was an improvement in asset quality among loans evaluated on an individual basis, which resulted in a provision expense of Ch$17,819 million in 2016 compared to an expense of Ch$78,354 million in 2015. This was due to (i) a 2.6% decrease in loan volumes in global corporate banking, (ii) an unusually high provision expense in 2015 for specific corporate clients that were downgraded and (iii) an increase in 2016 in the number of clients that either improved their risk status or paid their loans.

Provisions for mortgage loans decreased by 38.7% from Ch$27,168 million in 2015 compared to Ch$16,646 million in 2016. During 2016, the Bank lowered its exposure to the lower end of the market and lowered the loan-to-value of residential mortgages at origination, which led to an improvement in mortgage loan asset quality and in April 2016 the mortgage loan allowance model was recalibrated resulting in a decrease in mortgage loan allowance of approximately Ch$3,500 million. The non-performing ratio for mortgage loans decreased from 2.1% in 2015 to 1.7% in 2016 and the impaired mortgage loans ratio also improved from 5.1% in 2015 to 4.6% in 2016.

The provision expense for consumer loans increased 8.2% during 2016, primarily attributable to growth of 7.1% in the loan portfolio in 2016. During 2016, the Bank lowered its exposure to the lower end of the consumer market and restricted renegotiations for consumer clients presenting payment difficulties, which led to an increase in charge-offs in 2016 and improvements in consumer loan asset quality. This was partially offset by recoveries from loans previously charged-off that increased from Ch$35,565 million in 2015 to Ch$41,072 million in 2016. The consumer non-performing loans ratio was 2.2% in 2016 compared to 2.7% in 2015 and the impaired consumer loan ratio decreased from 8.9% in 2015 to 6.5% in 2016.

Recoveries on loans previously charged-off increased 14.9% in 2016 compared to 2015. This was due to higher recoveries from charged-off consumer and residential mortgage loans mainly due to improved recovery efforts.

As a result of the factors mentioned above, net operating profit increased 7.6% in 2016 compared to 2015 and totaled Ch$1,340,492 million.

Operating expenses increased 5.0% compared to 2015. The efficiency ratio was 44.9% in 2016 compared to 43.8% in 2015. The increase in 2016 is explained by the digital transformation undertaken by the Bank that involves developing technology capabilities and branch formats in order to achieve greater efficiencies in the long term.

The 2.1% increase in personnel salaries and expenses was mainly due to an increase in personnel compensation due to all salaries being indexed to inflation. During the year the Bank made changes to the management structure and the total headcount was reduced 3.1% to 11,354 employees in December 2016, in line with the Bank’s strategy of reducing mid-upper management levels and the sales force.

Administrative expenses increased 2.7% in the year ended December 31, 2016 compared to the corresponding period in 2015, mainly due to IT and communication expenses that increased from Ch$28,420 million in 2015 to Ch$37,351 million in 2016 as part of technological innovation to maintain and develop the Bank’s digital platform. This also led to an increase in impairment charges to Ch$234 million in 2016 compared to Ch$21 million in 2015, primarily due to impairments in the ATM network.

Depreciation and amortization expense increased 21.9% in 2016 compared to 2015 and totaled Ch$65,359 million. This is in line with the greater investments in hardware and other equipment made by the Bank as it modernizes its branch network and systems.

Other operating expenses were Ch$68,902 million in 2016, a 17.3% increase compared to 2015. This was mainly due to a one time severance pay of Ch$10,789 million in April 2016 as the Bank made changes to the management structure in line with the strategy of reducing mid-upper management levels.

Total income tax expense in 2016 totaled Ch$109,031 million a 42.7% increase compared to 2015. This rise was mainly due to the higher effective tax rate paid by the Bank, which in 2016 reached 18.6% compared to 14.5% in 2015. The higher effective tax rate was mainly due to the higher statutory corporate tax rate in Chile, which increased from 22.5% in 2015 to 24.0% in 2016. Also, the lower CPI inflation rate in 2016 compared to 2015 resulted in higher income tax expense since the Bank, for Chilean tax purposes, must re-measure its capital each year for the variation in CPI inflation.

Results of operations for the years ended December 31, 2015 and 2014. Consolidated net income for the year ended December 31, 2015 decreased 21.6% to Ch$451,729 million. Our return on annualized average equity was 16.0% in 2015 compared to 21.4% in 2014.

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

Total financial transactions, net, which is the sum of net income from financial operations and foreign exchange gain (loss), totaled Ch$145,499 million in the year ended December 31, 2015, an increase of 29.3% compared to the same period in 2014. These results include the results of our Treasury Division’s trading business and financial transactions with customers, as well as the results of our non-client treasury operations, mainly the Financial Management Division. The results from our Client treasury business were flat compared to 2014 and totaled Ch$83,845 million. The results from Santander Global Connect and market-making mainly include the results from the sale of derivatives, foreign exchange and fixed income instruments to our client base. In 2015, the results from Santander Global Connect increased 20.2%. The depreciation of the peso and higher market volatility led to a larger demand for hedging from our Corporate and Middle-market clients, driving this income line. The results from market-making with client services decreased 31.0% in 2014, mainly due to lower business volumes of tailor-made treasury services sold to specific corporate clients.

Results from non-client treasury income in 2015 increased 114.6% and totaled Ch$61,654 million. This higher result was mainly due to larger realized gains from the available-for-sale portfolio. The results from our available-for-sale portfolio increased 241.1% in 2015 compared to 2014 and totaled Ch$23,655 million. This higher gain arose from the decline in long-term interest rates, especially in the first quarter of 2015.

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

Depreciation and amortization expense increased 21.4% in 2015 compared to 2014 and totaled Ch$53,614 million. This rise was mainly due to the increase in depreciation of equipment that reached Ch$18,417 million in 2015 compared to Ch$12,331 million in 2014. This is in line with the greater investments in hardware and other equipment as the Bank modernizes its branch network and systems.

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

Net interest income

	Year ended December 31,			% Change
	2016	2015	2014	2016/2015	2015/2014
	(in millions of Ch$, except percentages)
Retail banking	931,105	873,026	833,139	6.7%	4.8%
Middle-market	244,960	229,812	200,675	6.6%	14.5%
Total commercial banking	1,176,065	1,102,838	1,033,814	6.6%	6.7%
Global corporate banking	95,105	85,553	71,992	11.2%	18.8%
Total reporting segments	1,271,170	1,188,391	1,105,806	7.0%	7.5%
Other (1)	10,196	66,815	211,298	(84.7%)	(68.4%)
Net interest income	1,281,366	1,255,206	1,317,104	2.1%	(4.7%)
Average interest-earning assets	29,671,311	28,523,005	26,759,696	4.0%	6.6%
Average non-interest-bearing demand deposits	5,753,622	5,719,889	5,386,272	0.6%	6.2%
Net interest margin (2)	4.32%	4.40%	4.92%
Average shareholders’ equity and average non-interest-bearing demand deposits to total average interest-earning assets	29.0%	29.9%	30.2%

(1)	Consists mainly of net interest income from the Financial Management Division and the cost of funding our fixed income trading portfolio. Each segment obtains funding from its clients. Any surplus deposits are transferred to the Financial Management Division, which in turn makes such excess available to other areas that need funding. The Financial Management Division also sells the funds it obtains in the institutional funding market at a transfer price equal to the market price of the funds. This segment also includes intra-segment income and activities not assigned to a given segment or product line.

(2)	Net interest margin is net interest income divided by average interest-earning assets.

For the years ended December 31, 2016 and 2015. Our net interest income totaled Ch$1,281,366 million in the year ended December 31, 2016, an increase of 2.1% from Ch$1,255,206 million in 2015. Average interest earning assets increased 4.0% in the same period, driven mainly by lending in the Retail banking and Middle-market segments. While interest income from our reporting segments grew 7.0% during 2016 , net interest margin in 2016 decreased to 4.3% compared to 4.4% in 2015 due to the lower UF inflation in 2016. Because the Bank has more interest earning assets indexed to the UF than interest bearing liabilities, the lower inflation rate in 2016 compared to 2015 caused our average nominal interest rate earned on interest earning assets indexed to the UF to decrease from 7.6% in 2015 to 6.6% in 2016.

The average nominal interest rate for interest earning assets denominated in pesos increased from 9.6% in 2015 to 9.9% in 2016, while the average nominal rate for interest bearing liabilities denominated in pesos also increased from 4.4% in 2015 to 4.7% in 2016.

Average nominal interest rate earned on interest earning assets	2016	2015	2014
Ch$	9.9%	9.6%	10.3%
UF	6.6%	7.6%	9.3%
Foreign currencies	2.1%	1.8%	1.5%
Total	7.2%	7.3%	8.3%

The average rate paid on our interest bearing liabilities decreased to 3.9% in 2016 from 4.0% in 2015. This was mainly due to a lower rate paid on UF denominated liabilities as a result of the lower UF inflation in the year, which decreased to 5.6% in 2016 compared to 7.2% in 2015. This partially offset the negative impact of inflation on the interest earning assets.

Average nominal interest rate paid on interest bearing liabilities	2016	2015	2014
Ch$	4.7%	4.4%	6.0%
UF	5.6%	7.2%	8.4%
Foreign currencies	1.1%	1.3%	0.7%
Total	3.9%	4.0%	4.7%

The changes in net interest income by segment in 2016 as compared to 2015 were as follows:

•	Net interest income from Retail banking increased 6.7%, mainly as a result of the 9.2% increase in loan volumes in this segment. The Bank focused growth in the high end of this segment in order to focus on margins net of risks, especially considering that in 2016 economic growth continued to slow. As a result, the highest growing loan product was residential mortgage loans that have a lower yield compared to other retail loans.

•	Net interest income from the Middle-market segment increased 6.6% in 2016, mainly as a result of stable loan growth of 6.5% in this segment. Loan growth has been more selective, focusing on the potential return net of risk with a focus on non-lending products which are positive for margin growth, such as the spread between the rate on deposits and the Central Bank rate.

•	The focus for Global corporate banking was on growth of non-lending products especially cash management which generates a higher return than lending in this segment. This led to an increase in net interest income of 11.2% in 2016 despite a 2.6% decrease in loan volumes.

•	Other net interest income consists mainly of net interest income from the Bank’s ALCO, which includes the available-for-sale investment portfolio, deposits in the Central Bank, the financial cost of supporting our cash position and investment portfolio for trading, the interest income from which is recognized as net income from financial operations and not interest income. The result of the Bank’s inflation gap is also included in this line. The net interest income included as “other” decreased from a gain of Ch$66,815 million in 2015 to a gain of Ch$10,196 million in 2016. This was due to the lower inflation rate in 2016 and lower interest income from the Bank’s liquidity position as well as the gradual introduction of Basel III liquidity requirements, which led the Bank to take more investments with higher liquidity and shorter maturities that have a lower yield.

The following table shows our balances of loans and accounts receivable from customers and interbank loans by segment at the dates indicated.

	At December 31,			% Change
	2016	2015	2014	2016/2015	2015/2014
	(in millions of Ch$, except percentages)
Retail banking	18,604,936	17,034,707	15,191,808	9.2%	12.1%
Middle-market	6,396,376	6,006,282	5,443,983	6.5%	10.3%
Global corporate banking	2,121,513	2,178,643	2,201,913	(2.6%)	(1.1%)
Other (1)	83,606	81,125	54,945	3.1%	47.6%
Total loans	27,206,431	25,300,757	22,892,649	7.5%	10.5%

(1)	Includes interbank loans.

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

The changes in net interest income by segment in 2015 as compared to 2014 were as follows:

•	Net interest income from Retail banking increased 4.8%, mainly as a result of the 12.1% increase in loan volumes in this segment. The Bank focused growth in the high end of this segment in order to focus on margins net of risks, especially considering that in 2015 economic growth slowed. As a result, the highest growing loan product was residential mortgage loans that have a lower yield compared to consumer loans. At the same time, the focus on high income earners also resulted in a reduction of the rate earned on consumer loans.

•	Net interest income from the Middle-market segment increased 14.5% in 2015, mainly as a result of the 10.3% increase in loans in this segment. This segment was of significant strategic focus in 2015 as the Bank increased business volumes in this segment both in lending and non-lending services.

•	Net interest income from Global corporate banking increased 18.8% in 2015 despite a 1.1% decrease in loan volumes. Loan yields in this segment improved as alternative sources of funds for Chilean corporates, especially from foreign sources, became more expensive. This segment also saw an improvement in cash management services that improved the funding mix.

•	Other net interest income consists mainly of net interest income from the available-for-sale investment portfolio and deposits in the Central Bank and the financial cost of supporting our cash position and investment portfolio for trading, the interest income from which is recognized as net income from financial operations and not interest income. The result of the Bank’s inflation gap is also included in this line. The net interest income included as “other” totaled a gain of Ch$66,815million in 2015 compared to a gain of Ch$211,298 million in 2014. The gain in 2015 can be explained by the lower UF inflation in 2015 compared to the previous period and the greater UF gap in 2014. The lower variation of the UF gap resulted in Ch$99,280 million less net interest income (See “Item 5A—Impact of Inflation”). Other net interest income was also negatively affected by lower net interest income from the Bank’s liquidity position, especially the portion denominated in U.S. dollars. This was mainly due to the low interest rate environment observed globally.

Fee and commission income

For the years ended December 31, 2016 and 2015. Net fees and commission income increased 7.1% to Ch$254,424 million in the twelve-month period ended December 31, 2016 compared to the same period in 2015. In 2016, the Bank continued to experience positive client base and product growth that drove fee growth in various products. Internally, we measure the quantity of products that a client uses and identify them as a loyal customer when they meet certain internal criteria for their segment. For example, loyal individual customers use four products and have a minimum profitability level and a minimum usage indicator. For SMEs and Middle-market customers, cross-selling is differentiated by client size using a point system that depends on the number of products, usage of products and income net of risk. According to this measurement, the number of loyal high-income clients increased 6.5% and the number of loyal SMEs and middle-market clients increased by 13.8% during 2016

The following table sets forth certain components of our income from services (net of fees paid to third parties directly connected to providing those services, principally fees relating to credit card processing and ATM network administration) in the years ended December 31, 2016, 2015 and 2014.

	Year ended December 31,			% Change
	2016	2015	2014	2016/2015	2015/2014
	(in millions of Ch$)
Credit, debit and ATM cards	52,057	46,066	43,161	13.0%	6.7%
Collections	31,376	30,399	35,355	3.2%	(14.0%)
Insurance brokerage	40,882	39,252	34,695	4.2%	13.1%
Letters of credit	35,911	35,276	32,403	1.8%	8.9%
Checking accounts	31,540	30,291	29,031	4.1%	4.3%
Custody and brokerage services	8,358	8,685	8,307	(3.8%)	4.6%
Lines of credit	5,754	6,597	7,015	(12.8%)	(6.0%)
Others	48,546	41,061	37,316	18.2%	10.0%
Total fees and commission income, net	254,424	237,627	227,283	7.1%	4.6%

Fees from credit, debit and ATM cards increased by 13.0% in 2016, reflecting the positive growth of the usage of the Bank’s credit and debit cards. Active credit cards totaled 2,002,998 as of November 2016, the latest market data available, and increased 3.3% compared to the same period in 2015. In the second half of 2015, our contract with Redbank, an ATM services provider, was renegotiated, which led to higher interbank fees charged for ATM usage for the second half of 2015 and the year 2016.

Fees from collections increased by 3.2% in 2016 compared to 2015 due to a growth in loan volumes, particularly in mortgage loans. This line item includes, among other items, fees collected on behalf of insurance companies for fire and earthquake insurance that are mandatory with mortgage loans.

Insurance brokerage fees increased 4.2% due to higher sales volume from cross-selling of insurance products to customers.

Fees from letters of credit and other contingent operations increased 1.8% in 2016. This increase was mainly due to growth of our international and foreign trade financing businesses with clients.

Fees from checking accounts increased 4.1% in 2016 compared to 2015. This was mainly due to a rise in the Bank’s checking account base. The amount of retail banking clients with a checking account rose 4.3% in 2016, totaling 844,971. Combined with this an increase in corporate cash management services also boosted fee growth in this product.

Brokerage and custody fees decreased 3.8% in 2016 as compared to 2015 due to weak trading volumes in local equity market during 2016.

Fees from lines of credit decreased 12.8% as there was a switch from clients using credit lines to credit cards and other facilities offered by online banking.

The rise in other fee income of 18.2% in 2016 compared to 2015 was mainly due to higher fees from the brokerage of asset management services. In December 2013, our Asset Management business was sold. The Bank is no longer in the asset management business, but serves as an exclusive broker for Santander Asset Management, the acquirer of our asset management business. In 2016, asset management brokerage fees totaled Ch$38,244 million and increased 5.7% compared to 2015. Other fees also include fees from our Global corporate banking segment. The positive growth of our client loyalty in this segment led to higher advisory fees in global transactional banking.

The following table sets forth, for the periods indicated our fee income broken down by segment and sub-segment for the periods indicated:

	Year ended December 31,			% Change	% Change
	2016	2015	2014	2016/2015	2015/2014
	(in millions of Ch$)
Retail banking	196,845	190,380	175,007	3.4%	8.8%
Middle-market	30,851	28,537	27,055	8.1%	5.5%
Global corporate banking	25,077	15,231	22,338	64.6%	(31.8%)
Other	1,651	3,479	2,883	(52.5%)	20.7%
Total fees and commission income, net	254,424	237,627	227,283	7.1%	4.6%

Fees from Retail banking increased 3.4% in 2016 compared to 2015. Since mid-2013, the Bank has been executing a profound overhaul of its Client Relationship Management (CRM) systems, client service and other changes to its commercial team front-office functions, which has continued to increase product sales and usage. This has led to high fee growth among retail bank clients, especially cards, insurance brokerage, brokerage of asset management products and checking accounts. Total retail clients reached 3.58 million at year-end 2016 and total retail clients with a checking account increased 4.3% to 844,971. Loyal retail clients increased 7.7% to 600,132 by year-end 2016.

The 8.1% increase in fees from the Middle-market segment was mainly due to the positive expansion of business volumes in this segment from greater client loyalty and product usage.

Fees from the Global corporate banking segment increased 64.6% in 2016 compared to 2015. In 2016, the Bank won an important share of the investment banking, cash management and advisory services for the large projects being developed in Chile.

Fees in Other decreased 52.5% from Ch$3,479 million in 2015 to Ch$1,651 million in 2016 due to distributing more fee and commission income among segments.

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

Financial transactions, net

The following table sets forth information regarding our income (loss) from financial transactions for the years ended December 31, 2016, 2015 and 2014.

	Year ended December 31,			% Change	% Change
	2016	2015	2014	2016/2015	2015/2014
	(in millions of Ch$)
Net income from financial operations	(367,034)	(457,897)	(159,647)	19.8%	(186.8%)
Foreign exchange profit (loss), net	507,392	603,396	272,212	(15.9%)	121.7%
Total financial transactions, net	140,358	145,499	112,565	(3.5%)	29.3%

For the years ended December 31, 2016 and 2015. Total financial transactions, net, which is the sum of net income from financial operations and foreign exchange profit (loss), totaled Ch$140,358 million in the year ended December 31, 2016, a decrease of 3.5% compared to the same period in 2015. These results include the results of our Treasury Division’s trading business and financial transactions with customers, as well as the results of our Financial Management Division.

Internal Bank policy does not allow significant foreign currency mismatches and requires that the results included in Total financial transactions, net include not only the market-to-market of our foreign currency spot position, but also the results of the derivatives used to hedge currency risk. The mark-to-market of our spot position is included in the line item Foreign exchange profit (loss), net. This line item also includes the effect of those derivatives accounted for under hedge accounting rules. The derivatives used to hedge foreign currency risk but which are classified as trading are included in the line item Net income from financial operations. For more details regarding our management and exposure to foreign currency risk, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk—E. Market Risks—Market risk management— Market risk – local and foreign financial management.”

The results from net income (loss) from financial operations totaled a loss of Ch$367,034 million in 2016 compared to a loss of Ch$457,897 million in 2015.

	Year ended December 31,			% Change	% Change
	2016	2015	2014	2016/2015	2015/2014
	(in millions of Ch$)
Derivatives classified as trading	(395,209)	(503,981)	(224,015)	21.6%	(125.0%)
Trading investments	18,229	21,505	45,952	(15.2%)	(53.2%)
Sale of loans	4,190	863	6,070	385.5%	(85.8%)
Available-for-sale instruments sales	14,598	23,655	6,934	(38.3%)	241.1%
Other results	(8,842)	61	5,412	(14,595.1%)	(98.9%)
Net income (loss) from financial operations	(367,034)	(457,897)	(159,647)	19.8%	186.8%

The lower loss from financial operations in 2016 compared to 2015 was mainly due to:

(i)	Lesser losses in the sub-item derivatives classified as trading. In 2016, the average yearly exchange rate depreciated 3.5% compared to 14.8% in 2015. Movements in foreign currency affect this line item because it includes the valuation adjustments of our derivatives classified as trading. The Bank’s spot foreign currency position includes all assets and liabilities in foreign currency and assets and liabilities in Ch$ linked to U.S.$ that are not derivatives. Internal policy prohibits us from opening a large exposure in foreign currency, but we usually have more liabilities in foreign currency (mainly U.S.$) in our spot position than assets due to our long-term funding in foreign currency and deposits denominated in foreign currencies from Chilean exporters. This net foreign currency liability spot position is hedged using different instruments. We use derivatives classified as trading, mainly forwards and cross-currency swaps, to hedge the net foreign currency spot position between short-term assets and liabilities. On average, the Bank has more short-term assets, such as U.S. dollars invested in overnight, than short-term deposits in U.S. dollars. The average exchange rate depreciated 3.5% in 2016, producing a loss in derivatives classified as trading. This loss was lower than in 2015, since the average depreciation rate was lower in 2016 against 2015.

(ii)	The 15.2% lower gain from trading investments was mainly due to the lower UF inflation rate in 2016 compared to 2015. In this line item the mark-to-market and interest income of the trading fixed income portfolio are recognized. In 2016, the lower UF inflation decreased interest from this portfolio, which is mainly comprised of Central Bank instruments denominated in UF.

(iii)	The results from our available-for-sale portfolio decreased 38.3% in 2016 compared to 2015. The results for 2015 were very high due to gains realized when interest rates fell abruptly in the first quarter of 2015; this situation was not repeated in 2016.

(iv)	The loss in other results of Ch$8,842 million in 2016 was due to the effect of depreciation in the average exchange rate on the partial repurchase of senior bonds during the year. See Note 18 – issued debt instruments and other financial liabilities – b) Senior bonds in the Audited Consolidated Financial Statements.

The net result from foreign exchange transactions totaled a gain of Ch$507,392 million in 2016 compared to Ch$603,396 million in 2015.

	Year ended December 31,			% Change	% Change
	2016	2015	2014	2016/2015	2015/2014
	(in millions of Ch$)
Net profit or loss from foreign currency exchange differences	116,117	(197,875)	(370,282)	158.7%	46.6%
Hedge-accounting derivatives	399,875	777,254	621,767	(48.6%)	25.0%
Translation gains and losses over assets and liabilities indexed to foreign currencies, net	(8,600)	24,017	20,727	(135.8%)	15.9%
Net results from foreign exchange profit (loss)	507,392	603,396	272,212	(15.9%)	121.7%

Included in these results is the sub-item Net profit or loss from foreign currency exchange differences which totaled a gain of Ch$116,117 million in 2016 compared to a loss of Ch$197,875 million in 2015. This result includes the mark-to-market of the Bank’s spot position and results from our client foreign currency business, such as currency transactions and market making. The lower rate of average depreciation of the peso in 2016 compared to 2015 and the increase in client currency transactions resulted in a higher result in this sub-item compared to 2015.

Results from the sub-item hedge-accounting derivative that are used to hedge the foreign currency risk of our long-term foreign currency funding. These are mainly cross-currency swaps that are accounted under hedge accounting rules. These derivatives produced a gain of Ch$399,875 million in 2016 attributable to the average depreciation of the peso in the year. This gain was lower than in 2015 due to the lower rate of depreciation in 2016 compared to 2015.

Finally, the Bank has some assets and liabilities that are in Chilean pesos, but indexed to foreign currency. This position produced a translation loss in 2016 of Ch$8,600 million. This exposure is also hedged.

In order to more easily compare the results from financial transactions, net, we present the following table that separates the results by lines of business for 2016, 2015 and 2014.

	Year ended December 31,			% Change
	2016	2015	2014	2016/2015	2015/2014
	(in millions of Ch$)
Santander Global Connect (1)	62,404	60,995	50,740	2.3%	20.2%
Market-making with clients	27,382	22,850	33,097	19.8%	(31.0%)
Client treasury services	89,786	83,845	83,837	7.1%	—%
Sale of loans and charged-off loans	4,190	863	6,070	3 85.5%	(85.8%)
Proprietary trading	(94)	(567)	(1,113)	83.5%	49.0%
Financial Management Division and others (2)	46,475	61,358	23,771	(24.3%)	158.1%
Non-client treasury income (loss)	50,572	61,654	28,728	(18.0%)	114.6%
Total financial transactions, net	140,358	145,499	112,565	(3.5%)	29.3%

(1)	Santander Global Connect is the Bank’s commercial platform for selling treasury products to its clients.

(2)	The Financial Management Division manages the structural interest rate risk, the structural position in inflation-indexed assets and liabilities, capital requirements and liquidity levels. The aim of the Financial Management Division is to provide stability and continuity in our net interest income from commercial activities, and to ensure that we comply with internal and regulatory limits regarding liquidity, regulatory capital, reserve requirements and market risk.

Client treasury services totaled Ch$89,786 million, a gain of 7.1% compared to 2015. The results from Santander Global Connect and market-making mainly include the results from the sale of derivatives, foreign exchange and fixed income instruments to our client base. In 2016, the results from Santander Global Connect increased 2.3%. The depreciation of the peso and high market volatility led to a larger demand for hedging from our Corporate and Middle-market clients, driving this income line. The results from market-making with client services increased 19.8% in 2015, mainly due to a growth in business volumes of tailor-made treasury services and cash management sold to specific corporate clients. These results may vary year-to-year as some large operations with corporate clients may not be repeated in subsequent years.

The results from non-client treasury income decreased 18.0% and totaled a gain of Ch$50,572 million in 2016 compared to Ch$61,654 million in 2015. These results include the income from sale of loans, including charged-off loans, proprietary trading and the results from our Financial Management Division.

The results from the sale of loans increased to Ch$4,190 million in 2016. The results from proprietary trading totaled a loss of Ch$94 million. Since year-end 2012, the Bank no longer has a proprietary trading area and these results are from residual positions that are being closed.

In 2016, income from the Bank’s Financial Management Division decreased 24.3% to Ch$46,475 million. This department manages the structural interest rate risk, the structural position in inflation-indexed assets and liabilities, capital requirements and liquidity levels. The aim of the Financial Management Division is to provide stability and continuity in our net interest income from commercial activities, and to ensure that we comply with internal and regulatory limits regarding liquidity, regulatory capital, reserve requirements and market risk. This decrease in results was mainly due to lower realized gains from our available-for-sale portfolio. The results from our available-for-sale portfolio decreased 38.3% in 2016 compared to 2015 and totaled Ch$14,598 million due to the significant decrease in long-term interest rates in the first quarter of 2015. The results from Financial Management Division also include the offset of the foreign currency exposure hedging on provision expenses for loans denominated in U.S. dollars.

For the years ended December 31, 2015 and 2014. Total financial transactions, net, which is the sum of net income from financial operations and foreign exchange profit (loss), totaled Ch$145,499 million in the year ended December 31, 2015, an increase of 29.3% compared to the same period in 2014. These results include the results of our Treasury Division’s trading business and financial transactions with customers, as well as the results of our Financial Management Division.

Net income from financial operations was a loss of Ch$457,897 million in 2015 compared to a loss of Ch$159,647 million in 2014.

The higher loss from financial operations in 2015 compared to 2014 was mainly due to:

(i)	Higher losses from derivatives classified as trading. In 2015, the average yearly exchange rate depreciated 14.8%. Movements in foreign currency affect this line item because it includes the valuation adjustments of our derivatives classified as trading. The Bank’s spot position includes all assets and liabilities in foreign currency and assets and liabilities in Ch$ linked to U.S.$ that are not derivatives. Internal policy prohibits us from opening a large exposure in foreign currency, but we usually have more liabilities in foreign currency (mainly U.S.$) than assets in our spot position due to our long-term funding in foreign currency and deposits denominated in foreign currencies from Chilean exporters. This net foreign currency liability spot position is hedged using different instruments. Our long-term foreign currency funding is hedged with cross-currency swaps that are matched and are accounted under hedge accounting rules. Therefore, the liability and the corresponding hedge are recognized in foreign exchange profits, described below and not in this line item. Excluding this part of our funding in foreign currency, we are left with the foreign currency deposits and other short-term foreign currency funding mechanisms, which are smaller than the foreign currency assets, mainly cash. This difference is hedged with derivatives that are accounted as trading derivatives and since the size of our cash position in U.S. dollars (see Note 4a of our Audited Consolidated Financial Statements) increased, the amount of derivatives hedging this position also rose and the loss from derivatives classified as trading rose. For more details, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk—E. Market Risks—Market risk management— Market risk – local and foreign financial management.”

(ii)	The 53.2% lower gain from trading investments was mainly due to the lower UF inflation rate in 2015 compared to 2014. In this line item the mark-to-market and interest income of the trading fixed income portfolio are recognized. In 2015, the lower UF inflation decreased interest from this portfolio. This explains the 53.2% increase in results from the trading portfolio compared to 2014, which totaled Ch$21,505 million.

(iii)	The results from our available-for-sale portfolio increased 241.1% in 2015 compared to 2014. This was mainly due to higher realized gains from our available-for-sale fixed income portfolio, especially in the first quarter of 2015 when long-term interest rates declined sharply.

The net result from foreign exchange transactions totaled a gain of Ch$603,396 million in 2015 compared to Ch$272,212 million in 2014.

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

In 2015, income from the Bank’s Financial Management Division increased 158.1% to Ch$61,358 million. This department manages the structural interest rate risk, the structural position in inflation-indexed assets and liabilities, capital requirements and liquidity levels. The aim of the Financial Management Division is to provide stability and continuity in our net interest income from commercial activities, and to ensure that we comply with internal and regulatory limits regarding liquidity, regulatory capital, reserve requirements and market risk. This higher result was mainly due to larger realized gains from our available-for-sale portfolio. The results from our available-for-sale portfolio increased 241.1% in 2015 compared to 2014 and totaled Ch$23,655 million. This higher gain arose from the decline in long-term interest rates, especially in the first quarter of 2015. The results from Financial Management Division also include the offset of the foreign currency impact on provision expenses in foreign currency. As the peso depreciated against the U.S. dollar, the provision expenses in pesos for dollar denominated loans increased. This exchange rate exposure is hedged and the offsetting gain is recognized here.

Other operating income

	Year ended December 31,			% Change	% Change
	2016	2015	2014	2016/2015	2015/2014
	(In millions of Ch$)
Income from assets received in lieu of payment	1,663	2,455	2,811	(32.3%)	(12.7%)
Net results from sale of investment in other companies	—	617	—	—%	—%
Operational leases (as lessor)	519	708	805	(26.7%)	(12.0%)
Gain on sale of Bank property, plant and equipment	2,017	381	687	429.4%	(44.5%)
Compensation from insurance companies due to damages	1,530	435	661	251.7%	(34.2%)
Other	698	1,843	1,581	(62.1%)	16.6%
Sub-total other income	4,764	3,367	3,734	41.5%	(9.8%)
Total other operating income	6,427	6,439	6,545	(0.2%)	(1.6%)

For the years ended December 31, 2016 and 2015. Total other operating income fell by 0.2% in 2016 compared to 2015 and totaled a gain of Ch$6,427 million mainly due to less income from assets received in lieu of payment partially offset by a larger gain from the sale of property as a result of the consolidation of our branch network. Also during 2016, there was a greater gain from the compensation from insurance companies due to damages claimed from natural disasters such as earthquakes.

For the years ended December 31, 2015 and 2014. Total other operating income fell 1.6% in 2015 compared to 2014 and totaled a gain of Ch$6,439 million. Other operating income was negatively affected by lower gains from income received from assets in lieu of payment, lower income from operational leases and less payments from insurance coverage for earthquake damages.

Provision for loan losses

The following table sets forth, for the periods indicated, certain information relating to our provision for loan losses.

	Year ended December 31,			% Change	% Change
	2016	2015	2014	2016/2015	2015/2014
	(in millions of Ch$)
Provision for loan losses	(409,159)	(454,462)	(403,069)	(10.0%)	12.8%
Charge-off of loans analyzed on an individual basis	(11,222)	(12,955)	(10,811)	(13.4%)	19.8%
Recoveries on loans previously charged-off	78,298	68,140	58,977	14.9%	15.5%
Provision for loan losses, net	(342,083)	(399,277)	(354,903)	(14.3%)	12.5%
Year end loans (1)	27,206,431	25,300,757	22,892,649	7.5%	10.5%
Non-performing loans (2)	564,131	643,468	644,327	(12.3%)	(0.1%)
Impaired loans (3)	1,615,441	1,669,340	1,617,251	(3.2%)	3.2%
Allowance for loan losses (4)	790,605	762,301	684,317	3.7%	11.4%
Impaired loans / Year end loans (5)	5.94%	6.60%	7.06%
Non-performing loans / Year end loans (2)	2.07%	2.54%	2.81%
Allowances for loan losses / Total loans	2.91%	3.01%	2.99%
Coverage ratio non-performing loans (5)	140.15%	118.47%	106.21%

(1)	Loans and accounts receivable from customers, including Ch$272,807 million in 2016, Ch$10,877 million in 2015 and Ch$11,943 million in 2014 in interbank loans.

(2)	Non-performing loans include the aggregate unpaid principal and accrued but unpaid interest on all loans with at least one installment at least 90 days past-due.

(3)	Impaired loans include: (a) for loans individually evaluated for impairment: (i) the carrying amount of all loans to clients that are rated C1 through C4, D1 and D2 and (ii) the carrying amount of all loans to an individual client with at least one non-performing loan (which is not a residential mortgage loan past due less than 90 days), regardless of category; and (b) for loans collectively evaluated for impairment, the carrying amount of all loans to a client, when at least one loan to that client is not performing or has been renegotiated. See “Note 9—Loans and Accounts Receivables from Customers—(a) Loans and accounts receivables from customers” in the Audited Consolidated Financial Statements.

(4)	Allowance for loan losses for loans and accounts receivable from customers, including Ch$4,135 million in 2016, Ch$1,166 million in 2015 and Ch$1 million in 2014 in allowance for loan losses for interbank loans.

(5)	Calculated as allowance for loan losses divided by non-performing loans.

For the years ended December 31, 2016 and 2015. Provisions for loan losses, net of recoveries totaled Ch$342,083 million in 2015 and decreased 14.3% compared to the amount of provisions recorded in 2015.

Provision for loan losses, which includes the full amount of provisions recognized as a result of loan growth and change in risk classification as well as the net result of provisions and charge-offs of loans analyzed on a group basis, totaled Ch$409,159 million in 2016 compared to Ch$454,462 million in 2015 and decreased 10.0%. The following table breaks down provision for loans losses by loan product for the years ended December 31, 2016, 2015 and 2014.

				% Change
	2016	2015	2014	2016/2015	2015/2014
	(in millions of Ch$)
Interbank loans	(2,969)	(1,165)	494	154.8%	—%
Commercial loans	(137,242)	(197,247)	(203,454)	(30.4%)	(3.1%)
Mortgage loans	(16,646)	(27,168)	(18,346)	(38.7%)	48.1%
Consumer loans	(249,754)	(230,811)	(180,666)	8.2%	27.8%
Contingent loans	(2,548)	1,929	(1,097)	(232.1%)	(275.8%)
Total(1)	(409,159)	(454,462)	(403,069)	(10.0%)	12.8%

(1)	Includes the full amount of provisions recognized as a result of loan growth and change in risk classification as well as the net result of provisions and charge-offs of loans analyzed on a group basis

In general, there was a decrease in the provision expense for commercial loans due to improving asset quality. Non-performing loans as a percentage of the loan portfolio decreased from 2.5% in 2015 to 2.1% in 2016 and the non-performing loans coverage ratio increased from 118.5% to 140.2%. This environment also led to a decrease in the loans charged-off during 2016 to Ch$11,222 million.

The provision expense for loan loss for commercial loans decreased from Ch$197,247 million in 2015 to Ch$137,242 million in 2016. This was mainly due to an improvement in asset quality in commercial loans. The non-performing loan ratio of commercial loans reached 2.3% in 2016 compared to 2.6% in 2015. This improvement in asset quality was due to two factors. First, the NPL ratio among small to middle-sized entities in retail banking decreased from 6.8% in 2015 to 5.8% in 2016. Second, there was an improvement in asset quality among loans evaluated on an individual basis, which resulted in a provision expense of Ch$17,819 million in 2016 compared to an expense of Ch$78,354 million in 2015. This was due to (i) a 2.6% decrease in loan volumes in global corporate banking, (ii) an unusually high provision expense in 2015 for specific corporate clients that were downgraded and (iii) an increase in 2016 in the number of clients that either improved their risk status or paid their loans.

Provisions for mortgage loans decreased by 38.7% from Ch$27,168 million in 2015 compared to Ch$16,646 million in 2016. During 2016, the Bank lowered its exposure to the lower end of the market and lowered the loan-to-value of residential mortgages at origination, which led to an improvement in mortgage loan asset quality and in April 2016 the mortgage loan allowance model was recalibrated resulting in a decrease in mortgage loan allowance of approximately Ch$3,500 million. The Bank also focused mortgage loan growth on higher income earners with less risk and, as a result, mortgage loans for high income earners grew 10.3% in 2016. The non-performing ratio for mortgage loans decreased from 2.1% in 2015 to 1.7% in 2016 and the impaired mortgage loans ratio also improved from 5.1% in 2015 to 4.6% in 2016.

The provision expense for consumer loans increased 8.2% during 2016, primarily attributable to growth of 7.1% in the loan portfolio in 2016. During 2016, the Bank lowered its exposure to the lower end of the consumer market and restricted renegotiations for consumer clients presenting payment difficulties, which led to an increase in charge-offs in 2016 and improvements in consumer loan asset quality. This was partially offset by recoveries from loans previously charged-off that increased from Ch$35,565 million in 2015 to Ch$41,072 million in 2016. The consumer non-performing loans ratio was 2.2% in 2016 compared to 2.7% in 2015 and the impaired consumer loan ratio decreased from 8.9% in 2015 to 6.5% in 2016.

Recoveries on loans previously charged-off increased 14.9% in 2016 compared to 2015. This was due to higher recoveries from charged-off consumer and residential mortgage loans mainly due to improved recovery efforts.

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

Additionally, the provisions for interbank loans increased in 2016 to Ch$2,969 million, mainly due to the growth in the loan portfolio. In 2016, the Bank granted loans to Chinese banks due to Chilean foreign trade with China. See “Item 5. Operating and Financial Review and Prospects—C. Selected Statistical Information-Classification of Loan Portfolio—Foreign Assets and loans.” The contingent loans in 2016 registered a provision expense of Ch$2,548 million in 2016 compared to a release of Ch$1,929 million in 2015, due to an increase in preapproval of available credit lines.

The following table shows recoveries of loans previously charged-off by type of loan.

	Year ended December 31,			% Change	% Change
	2016	2015	2014	2016/2015	2015/2014
	(in millions of Ch$)
Recovery of loans previously charged-off
Consumer loans	41,072	35,565	36,908	15.5%	(3.6%)
Residential mortgage loans	10,041	6,543	5,122	53.5%	27.7%
Commercial loans	27,185	26,032	16,947	4.4%	53.6%
Total recoveries	78,298	68,140	58,977	14.9%	15.5%

In some instances, we will sell a portfolio of charged-off loans to a third party. Gain (loss) on these charged-off loans is recognized as net income from financial transactions as disclosed in “Note 27—Profit and Loss from Financial Operations” of our Audited Consolidated Financial Statements. The following table sets forth information about our sale of charged-off loans for the year ended December 31, 2016, 2015 and 2014.

	Year ended December 31,			% Change	% Change
	2016	2015	2014	2016/2015	2015/2014
	(in millions of Ch$)
Gains (losses) on sale of loans previously charged-off	2,720	(58)	4,809	—%	—%

The following table sets forth, for the periods indicated, our net provision expense broken down by business segment:

	Year ended December 31,			% Change	% Change
	2016	2015	2014	2016/2015	2015/2014
	(in millions of Ch$)
Retail banking	(323,888)	(332,657)	(325,621)	(2.6%)	2.2%
Middle-market	(26,748)	(26,147)	(22,034)	2.3%	18.7%
Global corporate banking	7,579	(28,426)	1,924	(126.7%)	—%
Other	974	(12,047)	(9,172)	(108.1%)	31.3%
Total provisions, net	(342,083)	(399,277)	(354,903)	(14.3%)	12.5%

Net provisions expense from retail banking decreased 2.6% in 2016 compared to 2015. This is in line with our strategy of focusing on higher income clients, net of risk for loans for individuals and SMEs, which has led to better asset quality in the loan portfolio.

Net provision expense from the Middle-market segment was stable in 2016, increasing 2.3% compared to 2015 due to an increase of 6.5% in the loan portfolio.

Net provision expense from Global corporate banking totaled a release of provisions of Ch$7,579 million, a 126.7% decrease from 2015 due to the significant increase of provisions in 2015 for specific clients that were downgraded and that in 2016 either improved their risk status or paid their loans.

Total provisions, net included in Others reached a gain of Ch$974 million compared to the loss of Ch$12,047 million. In Other provision expense, we mainly include the impact of the fluctuation of the exchange rate on our provision expense. Of our total loan book, 12.1% is in foreign currency, mainly in U.S. dollars and consisting of short-term foreign trade loans. When the peso depreciates, the amount of provisions set aside for these loans translated to local currency rises. In 2016 the average depreciation of the peso was 3.5%, considerably less than the depreciation in 2015 of 14.8% .This impact has a corresponding hedge recognized in the results from financial transactions and for this reason it is not assigned to any reporting segment.

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

We believe that our loan loss allowances are currently adequate for all known and estimated incurred losses.

Operating expenses

The following table sets forth information regarding our operating expenses in the years ended December 31, 2016, 2015 and 2014.

	Year ended December 31,			% Change	% Change
	2016	2015	2014	2016/2015	2015/2014
	(in millions of Ch$)
Personnel salaries and expenses	(395,133)	(387,063)	(338,888)	2.1%	14.2%
Administrative expenses	(226,413)	(220,531)	(205,149)	2.7%	7.5%
Depreciation and amortization	(65,359)	(53,614)	(44,172)	21.9%	21.4%
Impairment	(234)	(21)	(36,664)	1,014.3%	(99.9%)
Other operating expenses	(68,902)	(58,729)	(58,946)	17.3%	(0.4%)
Total operating expenses	(756,041)	(719,958)	(683,819)	5.0%	5.3%
Efficiency ratio(1)	44.9%	43.8%	41.1%

(1)	The efficiency ratio is the ratio of total operating expenses to total operating income. Total operating income consists of net interest income, fee income, financial transactions, net and other operating income.

For the years ended December 31, 2016 and 2015. Operating expenses in the year ended December 31, 2016 decreased 5.0% compared to the corresponding period in 2015. The efficiency ratio was 44.9% in 2016, 43.8% in 2015 and 41.1% in 2014.

The 2.1% increase in personnel salaries and expenses was mainly due to an increase in personnel compensation and greater costs related to benefits included in the Bank’s collective bargaining agreement. In 2016, CPI inflation was 2.7% and all salaries are indexed to inflation pursuant to the collective bargaining agreement. This was offset by the 3.1% reduction in headcount to 11,354 employees in December 2016, in line with the Bank’s strategy of reducing mid-upper level management levels and the sales force.

Administrative expenses increased 2.7% in the year ended December 31, 2016 compared to the corresponding period in 2015, mainly due to IT and communication expenses that increased from Ch$28,420 million in 2015 to Ch$37,351 million in 2016 as part of technological innovation to maintain and develop the Bank’s digital platform, which will allow the Bank to consolidate the branches and create efficiencies in the long term.

In 2016, the Bank began to transform the branch network, adopting two main formats (i) a multi-segment approach with smaller branches that are multi-segment with dedicated spaces for the different business segments (Select, SME Advance, Banefe, etc.) and: (ii) our Work Café spaces that are high tech / high touch branches with no human tellers or back offices.

	Year ended December 31,		% Change
	2016	2015	2016/2015
Traditional branches	274	276	(0.7%)
Middle-market centers	8	8	—%
Santander Select	53	53	—%
Banefe and other payment centers	88	134	(34.4%)
Total branches	434	471	(7.9%)

Depreciation and amortization expense increased 21.9% in 2016 compared to 2015 and totaled Ch$65,359 million. This expense is in line with the greater investments in hardware and other equipment that the Bank has made as it modernizes its branch network and systems. This has also led to an increase in impairment charges to Ch$234 million in 2016 compared to Ch$21 million in 2015 mainly related to our ATM network.

Other operating expenses were Ch$68,902 million in 2016, a 17.3% increase compared to 2015. In April 2016, the Bank made changes to the management structure in line with the strategy of reducing mid-upper management levels, incurring a one-off expense of Ch$10,789 million due to severance payments .. See “Note 33—Other operating income and expenses” to our Audited Consolidated Financial Statements for more detail on Other operating expenses.

The following table sets forth, for the periods indicated, our personnel salaries, administrative and depreciation and amortization expenses broken down by business segment. These amounts exclude impairment and other operating expenses.

	Year ended December 31,			% Change	% Change
	2016	2015	2014	2016/2015	2015/2014
	(in millions of Ch$)
Retail banking	(529,909)	(533,086)	(479,954)	(0.6%)	11.1%
Middle-market	(83,412)	(77,261)	(66,321)	8.0%	16.5%
Global corporate banking	(53,935)	(49,533)	(44,195)	8.9%	12.1%
Other	(19,649)	(1,328)	2,261	1379.6%	—%
Total personnel, administrative expenses, depreciation and amortization (1)	(686,905)	(661,208)	(588,209)	3.9%	12.4%

(1)	Excludes impairment and other operating expenses.

By business segment, the 3.9% increase in costs excluding impairment and other operating expenses in 2016 compared to the corresponding period in 2015 was mainly due to the 0.6% decrease in costs incurred in retail banking. In 2016, retail banking costs decreased mainly as a result of lower headcount partially offset by greater expenses related to the investment in better digital banking services. Costs in the Middle-market segment grew 8.0%

in 2016 compared to 2015 and 8.9% in the Global corporate banking segment in line with business growth in this segment, especially in transactional banking and cash management services that are intense in data processing.

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

Depreciation and amortization expense increased 21.4% in 2015 compared to 2014 and totaled Ch$53,614 million. This rise was mainly due to the increase in depreciation of equipment that reached Ch$18,417 million in 2015 compared to Ch$12,331 million in 2014. This is in line with the greater investments in hardware and other equipment as the Bank modernizes its branch network and systems.

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

By business segment, the 12.4% increase in costs excluding impairment and other operating expenses in 2015 compared to the corresponding period in 2014 was mainly due to the 11.1% increase in costs incurred in retail banking. In 2015, the Bank continued with its strategy of shifting its strategic focus away from retail clients attended in the Santander Banefe branch network and more towards high income earners and small and mid-sized enterprises. This implied additional costs mainly in our distribution network and technology. Costs in the Middle-market segment grew 16.5% in 2015 compared to 2014 as this segment was a growth priority during the year, increasing in terms of size of balance sheet and headcount. Finally, costs in Global corporate banking rose 12.1% in line with business growth in this segment, especially in transactional banking and cash management services that are intense in data processing. All segments costs were also affected by the depreciation of the peso against the euro in 2015, which has a negative impact on IT costs denominated in that currency.

Income tax

	Year ended December 31,			% Change	% Change
	2016	2015	2014	2016/2015	2015/2014
	(in millions of Ch$)
Net income before tax	587,463	528,124	626,940	11.2%	(15.8%)
Income tax expense	(109,031)	(76,395)	(51,050)	42.7%	49.6%
Effective tax rate(1)	18.6%	14.5%	8.1%

(1)	The effective tax rate is the income tax expense divided by net income before tax.

For the years ended December 31, 2016 and 2015. Total income tax expense by the Bank in 2016 totaled Ch$109,031 million, a 42.7% increase compared to 2015. The Bank paid an effective tax rate of 18.6% in 2016 compared to 14.5% in 2015. The higher effective tax rate was mainly due to:

(i)	the statutory corporate tax rate increased from 22.5% in 2015 to 24.0% in 2016. In 2017, the statutory corporate tax rate will rise to 25.5% in 2017 and 27.0% in 2018;

(ii)	income tax expenses includes non-cash income of Ch$86 million in 2016 from the re-adjustments made to the Bank’s deferred tax asset base following passage of the new tax law compared to an income of Ch$10,600 million in 2015. This gain arises from the difference between the Bank’s accounting and tax books regarding how provisions and charge-offs are recognized. When the statutory rates were modified, the Bank’s net deferred tax assets increased as the future tax rates used to calculate this asset were gradually increased from 20.0% to 27.0%;

(iii)	the lower CPI inflation rate in 2016 compared to 2015 also resulted in lower losses for the revaluation of capital for inflation. The Bank, in its Chilean tax book accounting, must re-measure its capital each year for the variation in CPI inflation. See “Note 14—Current and Deferred Taxes” of the Audited Consolidated Financial Statements for more detail on income tax expense.

For the years ended December 31, 2015 and 2014. Total income tax expense by the Bank in 2015 totaled Ch$76,395 million, a 49.6% increase compared to 2014. The Bank paid an effective tax rate of 14.5% in 2015 compared to 8.1% in 2014. The higher effective tax rate was mainly due to:

(i)	the statutory corporate tax rate increased from 21.0% in 2014 to 22.5% in 2015. In 2016, the statutory corporate tax rate rose to 24.0% in 2016 and will rise to 25.5% in 2017 and 27.0% in 2018;

(ii)	income tax expenses in included non-cash income of Ch$10,600 million in 2015 from the re-adjustments made to the Bank’s deferred tax asset base following passage of the new tax law compared to Ch$39,262 million in 2014. The Bank has more deferred tax assets than liabilities. This gain arises from the difference between the Bank’s accounting and tax books regarding how provisions and charge-offs are recognized. When the statutory rates were modified, the Bank’s net deferred tax assets increased as the future tax rates used to calculate this asset were gradually increased from 20.0% to 27.0%;

(iii)	the lower CPI inflation rate in 2015 compared to 2014 also resulted in lower permanent differences since the Bank, for Chilean tax purposes, must re-value its capital each year for the variation in CPI inflation. See “Note 14—Current and Deferred Taxes” of the Audited Consolidated Financial Statements for more detail on income tax expense.

B.	Liquidity and Capital Resources

Sources of Liquidity

Santander-Chile’s liquidity depends upon its (i) capital, (ii) reserves and (iii) financial investments, including investments in government securities. To cover any liquidity shortfalls and to augment its liquidity position, Santander-Chile has established lines of credit with foreign and domestic banks and also has access to Central Bank borrowings.

The following table sets forth our contractual obligations and commercial commitments by time remaining to maturity. As of the date of the filing of this Annual Report, the Bank does not have significant purchase obligations. As of December 31, 2016, the scheduled maturities of our contractual obligations and of other commercial commitments, including accrued interest, were as follows:

	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Subtotal up to 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Subtotal after 1 year	Total
As of December 31, 2016	(in millions of Ch$)
Obligations under repurchase agreements	—	212,437	—	—	212,437	—	—	—	—	212,437
Checking accounts, time deposits and other time liabilities (1)	7,949,315	6,105,767	4,193,906	2,537,299	20,786,287	118,101	13,913	61,196	193,210	20,979,497
Financial derivatives contracts	—	92,335	122,565	263,893	478,793	494,539	346,948	971,881	1,813,368	2,292,161
Interbank borrowings	4,557	373,423	115,769	1,154,063	1,647,812	233,542	35,014	—	268,556	1,916,368
Issue debt instruments	—	43,141	185,425	922,705	1,151,271	1,168,117	1,444,593	3,562,391	6,175,101	7,326,372
Other financial liabilities (2)	153,049	1,461	1,161	2,817	158,488	58,641	7,766	15,121	81,528	240,016
Subtotal	8,106,921	6,828,564	4,618,826	4,880,777	24,435,088	2,072,940	1,848,234	4,610,589	8,531,763	32,966,851
Contractual interest payments (3)	2,273	56,121	170,861	537,941	767,196	1,762,884	—	987,370	2,750,254	3,517,450
Total	8,109,194	6,884,685	4,789,687	5,418,718	25,202,284	3,835,824	1,848,234	5,597,959	11,282,017	36,484,301

(1)	Includes demand deposits and other demand liabilities, cash items in process of being cleared and time deposits and other time liabilities.

(2)	Mainly includes amounts owed to credit card processors and to the Chilean Production Development Corporation (Corporación de Fomento de la Producción de Chile), the state development agency.

(3)	The table above includes future cash interest payments. For variable rate obligations, we assume the same rate as the last rate known. Various of the payment obligations in the table above are variable debt instruments, since they are denominated in UF, for which we have estimated a long-term inflation rate equal to 3%, which is at the center of the Central Bank’s long-term inflation target. No exclusions requiring further explanation have been made in this table.

Operational Leases

Certain bank premises and equipment are leased under various operating leases. Future minimum rental commitments as of December 31, 2016 under non-cancelable leases are as follows:

As of December 31, 2016
(in millions of Ch$)
Due within 1 year	26,455
Due after 1 year but within 2 years	24,903
Due after 2 years but within 3 years	20,582
Due after 3 years but within 4 years	17,321
Due after 4 years but within 5 years	14,569
Due after 5 years	53,694
Total	157,524

Other Commercial Commitments

As of December 31, 2016, the scheduled maturities of other commercial commitments, including accrued interest, were as follows:

Other Commercial Commitments	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 5 years	More than 5 years	Total
	(in millions of Ch$)
Guarantees	79,457	175,437	739,170	592,017	151,435	1,737,516
Confirmed foreign letters of credit	12,247	8,125	8,505	28,809	—	57,686
Letters of credit issued	36,662	82,342	39,768	27	—	158,799
Pledges and other commercial commitments	9,916	11,591	39,811	63,731	—	125,049
Total other commercial commitments	138,282	277,495	827,254	684,584	151,435	2,079,050

Risk-Weighted Assets and Regulatory Capital

We currently have regulatory capital in excess of the minimum requirement under the current Chilean regulations. According to the General Banking Law, a bank is required to have regulatory capital of at least 8.0% of its risk-weighted assets, net of required loan loss allowances, and paid-in capital and reserves (i.e., core capital) of at least 3.0% of its total assets, net of required loan loss allowances. For these purposes, the regulatory capital of a bank is the sum of: (1) the bank’s core capital; (2) subordinated bonds issued by the bank valued at their placement price for an amount up to 50.0% of its core capital, provided that the value of the bonds is required to be decreased by 20.0% for each year that elapses during the period commencing six years prior to their maturity; and (3) its voluntary allowances for loan losses, for an amount of up to 1.25% of its risk-weighted assets. Santander-Chile does not have goodwill, but if it did, this value would be required to be deducted from regulatory capital. When calculating risk weighted assets, we also include off-balance sheet contingent loans. The merger of Old Santander Chile and Santiago on August 1, 2002 required a special regulatory pre-approval of the SBIF, which was granted on May 16, 2002. The resolution granting this pre-approval imposed a regulatory capital to risk weighted assets ratio of 12.0% for the merged bank. This requirement was reduced to 11.0% by the SBIF effective January 1, 2005. For purposes of weighing the risk of a bank’s assets, the General Banking Law considers five different categories of assets, based on the nature of the issuer, the availability of funds, and the nature of the assets and the existence of collateral securing such assets.

The following table sets forth our consolidated and risk-weighted assets and regulatory capital as of December 31, 2016 and 2015 as required by the SBIF.

	Consolidated assets as of		Risk-weighted assets(1)
	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2015
	(Ch$ million)
Asset Balance (Net of allowances)
Cash and deposits in bank	2,279,389	2,064,806	—	—
Unsettled transactions	495,283	724,521	80,623	80,447
Trading investments	396,987	324,271	24,709	57,796
Investments under resale agreements	6,736	2,463	6,736	493
Financial derivative contracts(2)	1,285,157	1,425,450	943,727	1,158,218
Interbank loans	272,635	10,861	80,200	1,505
Loans and accounts receivables from customers	26,113,485	24,535,201	22,655,553	21,480,044
Available-for-sale investments	3,388,906	2,044,411	263,016	222,784
Investments in other companies	23,780	20,309	23,780	20,309
Intangibles assets	58,085	51,137	58,085	51,137
Property, plant and equipment	257,379	240,659	257,379	240,659
Current taxes	—	—	—	—
Deferred taxes	372,699	331,714	37,270	33,171
Other assets	840,499	1,097,826	585,739	603,503
Off-balance sheet assets
Contingent loans	3,922,023	4,516,319	2,221,018	2,507,530
Total	39,713,043	37,389,948	27,237,835	26,457,596

			Ratio
	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2015
	(Ch$ million)		%	%
Core capital(3)	2,868,706	2,734,699	7.22	7.31
Regulatory capital(4)	3,657,707	3,538,216	13.43	13.37

(1)	As required by local regulations.

(2)	Derivatives are shown as required by Chapter 12-1 RAN of Chilean Bank GAAP guidelines

(3)	As a percentage of total assets.

(4)	As a percentage of risk weighted assets (BIS ratio).

Financial Investments

Financial assets are classified into the following specified categories: financial assets trading investments at fair value through profit or loss (FVTPL), “held to maturity” investments, “available-for-sale investments” (AFS) financial assets and “loans and accounts receivable from customers.” The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition. All regular way purchases or sales of financial assets are recognized and derecognized on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace.

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

Financial assets at FVTPL — Trading investments

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

Available-for-sale investments (AFS investments)

AFS investments are non-derivatives that are either designated as AFS or are not classified as (a) loans and accounts receivable from customers, (b) held-to-maturity investments or (c) financial assets at fair value through profit or loss (trading investments).

Financial instruments held by the Bank that are traded in an active market are classified as AFS and are stated at fair value at the end of each reporting period. The Bank also has investments in financial instruments that are not traded in an active market but that are also classified as AFS investments and stated at fair value at the end of each reporting period (because the directors consider that fair value can be reliably measured). Changes in the carrying amount of AFS monetary financial assets relating to changes in foreign currency rates, interest income calculated using the effective interest method and dividends on AFS equity investments are recognized in profit or loss. Other changes in the carrying amount of available-for-sale investments are recognized in other comprehensive income and accumulated under the heading of Valuation Adjustment. When the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously accumulated in the investments revaluation reserve is reclassified to profit or loss.

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

Detail regarding the financial investments discussed above is presented below.

a) Trading

	As of December 31,
	2016	2015	2014
	(in millions of Ch$)
Central Bank and Government Securities
Chilean Central Bank bonds	158,686	159,767	270,004
Chilean Central Bank notes	—	—	—
Other Chilean Central Bank and government securities	237,325	123,468	461,340
Subtotal	396,011	283,235	731,344
Other Chilean Securities
Time deposits in Chilean financial institutions	—	—	—
Mortgage bonds of Chilean financial institutions	—	—	—
Chilean financial institutions bonds	—	—	—
Chilean corporate bonds	976	37,630	36,339
Other Chilean securities	—	—	—
Subtotal	976	37,630	36,339
Foreign securities
Foreign Financial Securities	—	—	—
Other foreign financial instruments	—	—	—
Subtotal	—	—	—
Investments in mutual funds	—	—	—
Funds managed by related entities	—	3,406	7,132
Subtotal	—	3,406	7,132

Total	396,987	324,271	774,815

b) Available-for-sale

	As of December 31,
	2016	2015	2014
	(in millions of Ch$)
Central Bank and Government Securities
Chilean Central Bank bonds	468,386	687,292	381,117
Chilean Central Bank notes	1,222,283	—	384
Other Chilean Central Bank and government securities	52,805	145,603	353,419
Subtotal	1,743.474	832,895	734,920
Other Chilean Securities
Time deposits in Chilean financial institutions	893,000	712,859	590,382
Mortgage bonds of Chilean financial institutions	25,488	29,025	31,693
Chilean financial institution bonds	—	—	—
Chilean corporate bonds	—	—	—
Other Chilean securities	—	—	—
Subtotal	918,488	741,884	622,075
Foreign Financial Securities
Central Bank and Government Foreign Securities	387,146	—	—
Other Foreign financial securities	339,798	469,632	294,603
Subtotal	726,944	469,632	294,603
Total	3,388,906	2,044,411	1,651,598

c) Held-to-maturity

No financial investments were classified as held-to-maturity as of December 31, 2016, 2015 and 2014.

The following table sets forth an analysis of our investments as of December 31, 2016 by remaining maturity and the weighted average nominal rates of such investments.

	Within one year	After one year but within five years	Weighted average Nominal Rate	After five years but within ten years	Weighted average Nominal Rate	After ten years	After ten years	Weighted average Nominal Rate	Total	Weighted average Nominal Rate
	(in millions of Ch$, except rates)
Trading
Central Bank and Government Securities
Central Bank bonds	44,461	1.7	93,313	0.3	20,880	0.4	32	1.5	158,686	0.7
Central Bank notes	—	—	—	—	—	—	—	—	—	—
Central Bank and government securities	140,079	1.1	88,453	2.6	8,739	0.3	54	2.8	237,325	1.6
Subtotal	184,540		181,766		29,619		86		396,011
Other Chilean Securities
Time deposits in Chilean financial institutions	—	—	—	—	—	—	—	—	—	—
Mortgage bonds of Chilean financial institutions	—	—	—	—	—	—	—	—	—	—
Chilean financial institutions bonds	—	—	—	—	—	—	—	—	—	—
Chilean corporate bonds	—	—	420	2.4	556	1.5	—	—	976	1.9
Other Chilean securities	—	—	—	—	—	—	—	—	—	—
Subtotal	—		420		556		—		976
Investment in mutual funds
Mutual funds administered by related parties	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	—	—	—	—	—	—	—
Total	184,540		182,186		30,175		86		396,987

	Within one year	Weighted average Nominal Rate	After one year but within five years	Weighted average Nominal Rate	After five years but within ten years	Weighted average Nominal Rate	After ten years	Weighted average Nominal Rate	Total	Weighted average Nominal Rate
	(in millions of Ch$, except rates)
Available-for-sale
Central Bank and Government Securities
Central Bank bonds	11,046	1.3	373,786	4.2	83,555	4.2	—	—	468,386	4.1
Central Bank notes	1,222,283	—	—	—	—	—	—	—	1,222,283	—
Central Bank and government securities	13,707	1.2	686	4.1	38,412	4.4	—	—	52,805	3.5
Subtotal	1,247,036		374,472		121,966		—		1,743,474
Other Chilean Securities
Time deposits in Chilean financial institutions	893,000	0.4	0	—	—	—	—	—	893,000	0.4
Mortgage bonds of Chilean financial institutions	47	3.9	1,287	3.7	12,083	3.8	12,071	3.5	25,488	3.7
Chilean financial institutions bonds	—	—	—	—	—	—	—	—	—	—
Chilean corporate bonds	—	—	—	—	—	—	—	—	—	—
Other Chilean securities	—	—	—	—	—	—	—	—	—	—
Subtotal	893,047		1,287		12,083		12,071		918,488
Other financial securities
Central Bank and Government Foreign Securities	6,658	0.7	—	—	380,488	1.5	—	—	387,146	1.5
Other Foreign financial securities	—	—	42,081	2.3	297,717	3.1	—	—	339,798	3.0
Subtotal	6,658		42,081		678,205		—		726,944
Total	2,146,742		417,840		812,255		12,071		3,388,906

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

	December 31, 2016	December 31, 2015
	Ch$ million
Balance as of:
Financial investments for trading	396,987	324,271
Available-for-sale investments	3,388,906	2,044,411
Encumbered assets (net) (1)	(205,703)	(77,647)
Net cash (2)	16,259	(315,415)
Net interbank deposits (3)	1,335,017	1,683,208
Total liquidity portfolio	4,931,466	3,658,829

(1)	Assets encumbered through repurchase agreements are deducted from the liquidity portfolio

(2)	Total cash minus reserve requirement of the Central Bank

(3)	Includes overnight deposits in the Central Bank, domestic banks and foreign banks

	December 31, 2016	December 31, 2015
	Ch$ million
Average balance as of:
Financial investments for trading	277,775	405,352
Available-for-sale investments	2,455,220	1,902,050
Encumbered assets (net) (1)	(90,460)	(74,664)
Net cash (2)	(202,771)	(244,186)
Net interbank deposits (3)	1,263,768	1,197,325
Total liquidity portfolio	3,703,533	3,185,876

(1)	Assets encumbered through repurchase agreements are deducted from the liquidity portfolio

(2)	Total cash minus reserve requirement of the Central Bank

(3)	Includes overnight deposits in the Central Bank, domestic banks and foreign banks

Our general policy is to maintain liquidity adequate to ensure our ability to honor withdrawals of deposits, make repayments of other liabilities at maturity, extend loans and meet our own working capital needs. Our minimum amount of liquidity is determined by the statutory reserve requirements of the Central Bank. Deposits are subject to a statutory reserve requirement of 9.0% for demand deposits and 3.6% for Chilean peso-, UF- and foreign currency denominated time deposits with a term of less than a year. See “Item 4. Information on the Company—B. Business Overview—Competition—Regulation and Supervision.” The Central Bank has statutory authority to increase these percentages to up to 40.0% for demand deposits and up to 20.0% for time deposits. In addition, a 100.0% special reserve (reserva técnica) applies to demand deposits, deposits in checking accounts, other demand deposits received or obligations payable on sight and incurred in the ordinary course of business, other than deposits unconditionally payable immediately. This special reserve requirement applies to the amount by which the total of such deposits exceeds 2.5 times the amount of a bank’s regulatory capital. Interbank loans are deemed to have a maturity of more than 30 days, even if payable within the following 10 days.

The Central Bank also requires us to comply with the following liquidity limits:

•	The sum of the liabilities with a maturity of less than 30 days may not exceed the sum of the assets with a maturity of less than 30 days by an amount greater than our Shareholders’ equity. This limit must be calculated in local currency and foreign currencies together as one gap. At December 31, 2016 the percentage of (i) our liabilities with a maturity of less than 30 days in excess of our assets with a maturity of less than 30 days to (ii) our capital and reserves was 15.0%, thus resulting in our compliance.

•	The sum of the liabilities in foreign currency with a maturity of less than 30 days may not exceed the sum of the assets in foreign currency with a maturity of less than 30 days by more than an amount greater than our Shareholders’ equity. At December 31, 2016 the percentage of (i) our liabilities with a maturity of less than 30 days in foreign currency in excess of our assets in foreign currency with a maturity of less than 30 days to (ii) our capital and reserves was 0%, as the Bank had more foreign currency assets than liabilities for the calculation of this limit.

•	The sum of the liabilities with a maturity of less than 90 days may not exceed the sum of the assets with a maturity of less than 90 days by more than 2 times our Shareholders’ equity. This limit must be calculated in local currency and foreign currencies together as one gap. At December 31, 2016the percentage of (i) our liabilities with a maturity of less than 90 days in excess of our assets with a maturity of less than 90 days to (ii) our capital and reserves was 37.0%, thus resulting in our compliance.

We have set other liquidity limits and ratios that minimize liquidity risk. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

Cash Flow

The tables below set forth our main sources of cash. The subsidiaries are not an important source of cash flow for us and therefore have no impact on our ability to meet our cash obligations. No legal or economic restrictions exist on the ability of subsidiaries to transfer funds to us in the form of loans or cash dividends as long as these subsidiaries abide by the regulations of the Ley General de Bancos and the Ley de Sociedad Anónimas regarding loans to related parties and minimum dividend payments. See our Consolidated Statements of Cash Flows in our Audited Consolidated Financial Statements for a detailed breakdown of the Bank’s cash flow.

	Year ended December 31,
	2016	2015	2014
	Millions of Ch$
Net cash provided by (used in) operating activities	736,154	687,796	282,423

Our operating activities generated cash of Ch$736,154 million in 2016. The consumption of cash due to the expansion of our loans book and financial investments was offset by the cash provided from our funding activities, especially the issuance of bonds. Senior bonds provided cash of Ch$3,537,855 million in 2016 compared to Ch$878,389 million in 2015, partially offset by an increase in redemptions during the year. The higher amount of fees and interest received also boosted cash from operating activities.

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

	Year ended December 31,
	2016	2015	2014
	Millions of Ch$
Net cash (used in) provided by investment activities	(90,200)	(92,865)	(92,666)

In 2016, the Bank’s investment activities consumed cash in an amount of Ch$90,200 million. This was mainly due to purchases of property, plant and equipment and the acquisition of shares in connection with investments in affiliates. For more information please see Note 1 b) of our Audited Consolidated Financial Statements.

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

	Year ended December 31,
	2016	2015	2014
	Millions of Ch$
Net cash used in financing activities	(336,659)	(330,199)	(265,156)

In 2016, 2015 and 2014, the net cash used in financing activities can be explained by the Bank’s annual dividend payment each year.

Deposits and Other Borrowings

The following table sets forth our average balance of liabilities for the years ended December 31, 2016, 2015 and 2014, in each case together with the related average nominal interest rates paid thereon.

	2016			2015			2014
	Average Balance	% of Total Average Liabilities	Average Nominal Rate	Average Balance	% of Total Average Liabilities	Average Nominal Rate	Average Balance	% of Total Average Liabilities	Average Nominal Rate
	(in millions of Ch$, except percentages)
Interest-bearing liabilities
Savings accounts	116,339	0.3%	2.5%	114,330	0.3%	3.4%	108,185	0.3%	5.0%
Time deposits	13,620,848	38.6%	3.3%	12,685,504	36.7%	3.2%	11,952,994	36.5%	3.4%
Central Bank borrowings	871	—	3.4%	4,891	—	1.0%	6,906	—	0.2%
Repurchase agreements	121,875	0.3%	2.4%	228,050	0.7%	3.1%	413,263	1.3%	2.0%
Mortgage finance bonds	52,414	0.1%	8.1%	63,061	0.2%	10.2%	81,805	0.2%	11.9%
Other interest bearing liabilities	7,856,201	22.3%	5.0%	7,500,408	21.7%	5.5%	6,865,084	21.0%	6.9%
Subtotal interest-bearing liabilities	21,768,547	61.8%	3.7%	20,596,244	59.6%	4.0%	19,428,237	59.4%	4.6%

Non-interest bearing liabilities
Non-interest bearing deposits	5,753,622	16.3%		5,719,889	16.6%		5,386,272	16.5%
Derivatives	2,724,994	7.7%		2,958,942	8.6%		2,719,386	8.3%
Other non-interest bearing liabilities	2,156,015	6.1%		2,454,037	7.1%		2,501,651	7.6%
Shareholders’ equity	2,840,843	8.1%		2,816,116	8.2%		2,689,037	8.2%
Subtotal non-interest bearing liabilities	13,475,473	38.2%		13,948,984	40.4%		13,296,346	40.6%
Total liabilities	35,244,021	100.0%		34,545,228	100.0%		32,724,583	100.0%

Our most important source of funding is our deposits. Average time deposits plus non-interest bearing demand deposits represented 54.9% of our average total liabilities and shareholders’ equity in 2016. Our current funding strategy is to continue to utilize all sources of funding in accordance with their costs, their availability and our general asset and liability management strategy. Special emphasis is being placed on lengthening the maturities of funding with institutional clients, diversifying our bond holder base and broadening our core deposit funding. We believe that broadening our deposit base by increasing the number of account holders has created a more stable funding source.

Composition of Deposits

The following table sets forth the composition of our deposits and similar commitments at December 31, 2016, 2015, 2014, 2013 and 2012.

	2016	2015	2014	2013	2012
	(in millions of Ch$)
Demand deposits and other demand obligations
Current accounts	6,144,688	5,875,992	5,131,130	4,403,526	4,006,143
Other deposits and demand accounts	564,966	577,077	554,785	569,395	455,315
Other demand obligations	829,661	903,052	794,582	647,842	508,561
Subtotals	7,539,315	7,356,121	6,480,497	5,620,763	4,970,019
Time deposits and other time deposits
Time deposits	13,031,319	12,065,697	10,303,167	9,567,855	9,008,902
Time saving accounts	116,451	113,562	107,599	104,143	101,702
Other time deposits	3,939	3,508	3,174	3,274	1,609
Subtotals	13,151,709	12,182,767	10,413,940	9,675,272	9,112,213
Total deposits and other commitments	20,691,024	19,538,888	16,894,437	15,296,035	14,082,232

Maturity of Interest Bearing Deposits

The following table sets forth information regarding the currency and maturity of our interest bearing deposits as of December 31, 2016, expressed in percentages of our total deposits in each currency category. UF-denominated deposits are similar to peso-denominated deposits in all respects, except that the principal is readjusted periodically based on variations in the Chilean consumer price index.

	Ch$	UF	Foreign Currencies	Total
Demand deposits	0.02%	0.13%	0.01%	0.03%
Savings accounts	0.02%	7.78%	—%	0.89%
Time deposits:
Maturing within 3 months	79.54%	49.92%	95.04%	78.26%
Maturing after 3 but within 6 months	12.60%	12.70%	4.28%	11.52%
Maturing after 6 but within 12 months	6.83%	23.31%	0.44%	7.84%
Maturing after 12 months	0.99%	6.16%	0.23%	1.47%
Total time deposits	99.97%	92.09%	99.99%	99.08%
Total deposits	100.00%	100.00%	100.00%	100.00%

The following table sets forth information regarding the maturity of our outstanding time deposits in excess of U.S.$100,000 as of December 31, 2016.

	Ch$	UF	Foreign Currencies	Total
	(in millions of Ch$)
Time deposits:
Maturing within 3 months	7,910,465	736,896	1,644,819	10,292,180
Maturing after 3 but within 6 months	1,253,336	187,509	74,088	1,514,933
Maturing after 6 but within 12 months	679,209	344,110	7,550	1,030,869
Maturing after 12 months	98,497	90,890	3,950	193,337
Total time deposits	9,941,507	1,359,405	1,730,407	13,031,319

Short-term Borrowings

The principal categories of our short-term borrowings are repurchase agreements and interbank borrowings. The table below presents the amounts outstanding at each year-end indicated and the weighted-average nominal interest rate for each such year by type of short-term borrowing.

	2016		2015		2014
	Balance	Weighted-Average Nominal Interest Rate	Balance	Weighted-Average Nominal Interest Rate	Balance	Weighted-Average Nominal Interest Rate
	(in millions of Ch$, except percentages)
Obligations arising from repurchase agreements	212,437	2.3%	143,689	0.3%	392,126	0.2%
Obligations with the Central Bank	7	0.5%	4	0.5%	94	0.5%
Loans from domestic financial institutions	365,436	0.0%	—	—	66,006	0.2%
Foreign obligations	1,647,805	1.4%	868,593	0.4%	717,416	0.2%
Total short-term borrowings	2,225,685	1.2%	1,012,286	0.7%	1,175,642	0.2%

The following table shows the average balance and the average nominal rate for each short-term borrowing category for the years indicated.

	2016		2015		2014
	Average Balance	Average Nominal Interest Rate	Average Balance	Average Nominal Interest Rate	Average Balance	Average Nominal Interest Rate
	(in millions of Ch$, except percentages)
Obligations arising from repurchase agreements	121,875	2.4%	228,050	3.1%	413,263	2.0%
Obligations with the Central Bank	871	3.4%	4,891	1.0%	6,906	0.2%
Loans from domestic financial institutions	114,882	4.2%	88,296	0.6%	100,513	4.9%
Foreign obligations	1,435,395	1.1%	1,038,686	0.8%	1,508,559	1.3%
Total short-term borrowings	1,680,300	1.4%	1,359,923	1.1%	2,029,241	1.6%

The following table presents the maximum month-end balances of our principal sources of short-term borrowings during the years indicated.

	Maximum 2016 Month-End Balance	Maximum 2015 Month-End Balance	Maximum 2014 Month-End Balance
	(in millions of Ch$)
Obligations arising from repurchase agreements	212,437	388,735	392,126
Obligations with the Central Bank	22	85	205
Loans from domestic financial institutions	365,436	205,069	206,530
Foreign obligations	1,787,746	1,387,403	1,809,514
Total short-term borrowings	2,365,641	1,981,292	2,408,375

Total Borrowings

	As of December 31, 2016
	Long-term	Short-term	Total
	(in millions of Ch$)
Central Bank credit lines for renegotiations of loans (a)	—	7	7
Obligations under repurchase agreements	—	212,437	212,437
Mortgage finance bonds (b)	35,015	11,236	46,251
Senior bonds (c)	5,280,561	1,135,713	6,416,274
Mortgage bonds(d)	99,864	4,318	104,182
Subordinated bonds(e)	759,661	4	759,665
Borrowings from domestic financial institutions	—	356,436	356,436
Foreign borrowings(f)	1,025,404	525,521	1,550,925
Other obligations(g)	81,528	158,488	240,016
Total borrowings	7,282,033	2,404,160	9,686,193

	As of December 31, 2015
	Long-term	Short-term
	(in millions of Ch$)
Central Bank credit lines for renegotiations of loans (a)	—	4	4
Obligations under repurchase agreements	—	143,689	143,689
Mortgage finance bonds (b)	57,314	5,544	62,858
Senior bonds (c)	4,245,624	796,012	5,041,636
Mortgage bonds(d)	103,519	4,063	107,582
Subordinated bonds(e)	738,436	6,583	745,019
Borrowings from domestic financial institutions	—	—	—
Foreign borrowings(f)	438,977	868,593	1,307,570
Other obligations(g)	84,355	136,172	220,527
Total borrowings	5,668,225	1,960,660	7,628,885

	As of December 31, 2014
	Long-term	Short-term
	(in millions of Ch$)
Central Bank credit lines for renegotiations of loans (a)	—	94	94
Obligations under repurchase agreements	—	392,126	392,126
Mortgage finance bonds (b)	74,948	6,561	81,509
Senior bonds (c)	3,701,885	1,166,602	4,868,487
Mortgage bonds(d)	105,422	3,778	109,200
Subordinated bonds(e)	715,465	10,451	725,916
Borrowings from domestic financial institutions	—	66,006	66,006
Foreign borrowings(f)	448,085	717,416	1,165,501
Other obligations(g)	84,576	120,549	205,125
Total borrowings	5,130,381	2,483,583	7,613,964

(a) Credit lines for renegotiations of loans

Central Bank borrowings include credit lines for the renegotiations of loans and other Central Bank borrowings. The maturities of the outstanding amounts due are as follows:

	As of December 31, 2016	As of December 31, 2015
	(in millions of Ch$)
Due within 1 year	7	4
Total	7	4

(b)       Mortgage finance bonds

These bonds are used to finance mortgage loans. Their principal amounts are amortized on a quarterly basis. The range of maturities of these bonds is between five and twenty years. Loans are indexed to UF and pay a yearly interest rate.

As of December 31, 2016
(in millions of Ch$)
Due within 1 year	11,236
Due after 1 year but within 2 years	8,673
Due after 2 years but within 3 years	6,928
Due after 3 years but within 4 years	6,246
Due after 4 years but within 5 years	5,278
Due after 5 years	7,890
Total mortgage finance bonds	46,251

(c)       Senior bonds

The following table sets forth, at the dates indicated, our issued senior bonds. The bonds are denominated principally in UFs or U.S. dollars, and are principally used to fund assets with similar durations.

	As of December 31,
	2016	2015	2014
	(in millions of Ch$)
Senior Bonds in UF	3,588,373	2,179,643	1,797,438
Senior Bonds in U.S.$	909,354	1,625,150	2,191,347
Senior Bonds in CHF	568,549	535,448	443,186
Senior Bonds in Ch$	1,037,515	475,075	236,025
Senior Bonds in CNY	60,890	—	—
Current bonds in AUD	179,426	62,066	62,472
Santander bonds in JPY	72,167	164,254	138,019
Total senior bonds	6,416,274	5,041,636	4,868,487

The maturities of these bonds are as follows:

As of December 31, 2016
(in millions of Ch$)
Due within 1 year	1,135,713
Due after 1 year but within 2 years	321,509
Due after 2 years but within 3 years	816,919
Due after 3 years but within 4 years	663,289
Due after 4 years but within 5 years	754,768
Due after 5 years	2,724,076
Total bonds	6,416,274

In 2016, the Bank issued bonds for UF62,000,000; CLP590,000,000,000; CHF125,000,000; JPY3,000,000,000; USD215,000,000 and EUR104,000,000 detailed as follows:

Series	Currency	Amount	Term	Issuance rate	Series approval date	Series maximum amount	Maturity date
R1	UF	15,000,000	5.5	2.50%	01-09-2015	15,000,000	01-03-2021
R2	UF	10,000,000	7.5	2.60%	01-09-2015	10,000,000	01-03-2023
R3	UF	10,000,000	10.5	3.00%	01-09-2015	10,000,000	01-03-2026
R5	UF	7,000,000	7.0	2.55%	01-12-2015	7,000,000	01-12-2022
R6	UF	7,000,000	9.0	2.65%	01-12-2015	7,000,000	01-12-2024
P9	UF	3,000,000	10.5	2.60%	01-03-2015	5,000,000	01-09-2025
T2	UF	5,000,000	4.5	2.25%	01-02-2016	5,000,000	01-08-2020
T5	UF	5,000,000	6.0	2.40%	01-02-2016	5,000,000	01-02-2022
Total	UF	62,000,000
R4	CLP	100,000,000,000	5.5	5.50%	01-09-2015	100,000,000,000	01-03-2021
P4	CLP	50,000,000,000	5.0	4.80%	01-03-2015	150,000,000,000	01-03-2020
SD	CLP	140,000,000,000	5.0	5.50%	01-06-2014	200,000,000,000	01-06-2019
SC	CLP	200,000,000,000	10.0	5.95%	01-06-2014	200,000,000,000	01-06-2024
P3	CLP	50,000,000,000	7.0	5.50%	01-01-2015	50,000,000,000	01-01-2022
P1	CLP	50,000,000,000	10.0	5.80%	01-01-2015	50,000,000,000	01-01-2025
Total	CLP	590,000,000,000
JPY	JPY	3,000,000,000	5.0	0.115%	22-06-2016	3,000,000,000	29-06-2021
Total	JPY	3,000,000,000
DN	USD	10,000,000	5.0	Libor-USD 3M+1.05%	02-06-2016	10,000,000	09-06-2021
DN	USD	10,000,000	5.0	Libor-USD 3M+1.22%	08-06-2016	10,000,000	17-06-2021
DN	USD	10,000,000	5.0	Libor-USD 3M+1.20%	01-08-2016	10,000,000	16-08-2021
DN	USD	185,000,000	5.0	Libor-USD 3M+1.20%	10-11-2016	185,000,000	28-11-2021
Total	USD	215,000,000
EUR	EUR	54,000,000	12.0	1.307%	05-08-2016	54,000,000	17-08-2028
EUR	EUR	20,000,000	8.0	0.80%	04-08-2016	20,000,000	19-08-2024
EUR	EUR	30,000,000	3.0	0.25%	09-12-2016	30,000,000	20-12-2019
Total	EUR	104,000,000
CHF	CHF	125,000,000	8.5	0.35%	14-11-2016	125,000,000	30-05-2025
Total	CHF	125,000,000

(d)       Mortgage bonds

These bonds are used to finance mortgage loans with certain characteristics such as loan-to-value ratios below 80.0% and a debt servicing ratio of the client lower than 20.0%. All outstanding mortgage bonds are UF denominated.

The maturities of our mortgage bonds are as follows:

	As of December 31,
	2016	2015
	Ch$mn	Ch$mn

Due within 1 year	4,318	4,063
Due after 1 year but within 2 years	6,932	6,522
Due after 2 year but within 3 years	7,156	6,733
Due after 3 year but within 4 years	7,386	6,951
Due after 4 year but within 5 years	7,626	7,175
Due after 5 years	70,764	76,138
Total mortgage bonds	104,182	107,582

During 2016, the Bank has not placed any mortgage bonds.

(e)       Subordinated bonds

The following table sets forth, at the dates indicated, the balances of our subordinated bonds. The following table sets forth, at the dates indicated, our issued subordinated bonds. The bonds are denominated principally in UFs or U.S. dollars, and are principally used to fund the Bank’s mortgage portfolio and are considered to be a part of our regulatory capital.

	As of December 31,
	2016	2015	2014
	(in millions of Ch$)
Subordinated bonds denominated in U.S.$	—	—	3
Subordinated bonds linked to the Ch$	4	6	—
Subordinated bonds linked to the UF	759,661	745,013	725,913
Total subordinated bonds	759,665	745,019	725,916

The maturities of these bonds, which are considered long-term, are as follows.

As of December 31, 2016
(in millions of Ch$)
Due within 1 year	4
Due after 1 year but within 2 years	—
Due after 2 years but within 3 years	—
Due after 3 years but within 4 years	—
Due after 4 years but within 5 years	—
Due after 5 years	759,661
Total subordinated bonds	759,665

During 2016, the Bank did not issue subordinated bonds.

(f)       Foreign borrowings

These are short-term and long-term borrowings from foreign banks used to fund our foreign trade business. The maturities of these borrowings are as follows.

As of December 31, 2016
(in millions of Ch$)
Due within 1 year	525,521
Due after 1 year but within 2 years	725,315
Due after 2 years but within 3 years	186,352
Due after 3 years but within 4 years	80,473
Due after 5 years	33,264
Total loans from foreign financial institutions	1,550,925

(g)       Other obligations

Other obligations are summarized as follows:

As of December 31, 2016
Ch$ millions
Long term obligations
Due after 1 years but within 2 years	33,777
Due after 2 years but within 3 years	24,863
Due after 3 years but within 4 years	5,794
Due after 4 years but within 5 years	1,973
Due after 5 years	15,121
Long-term financial obligations subtotals	81,528
Short term obligations:
Amounts due to credit card operators	151,620
Acceptance of letters of credit	2,069
Other long-term financial obligations, short-term portion	4,799
Short-term financial obligations subtotals	158,488
Other financial obligations totals	240,016

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

The following table presents the Bank’s outstanding contingent loans as of December 31, 2016, 2015 and 2014:

	As of December 31,
	2016	2015	2014
	(in millions of Ch$)
Issued and documented letters of credit	158,800	179,042	205,920
Confirmed foreign letters of credit	57,686	70,434	75,813
Documented guarantees	1,752,610	1,684,847	1,481,154
Other guarantees	125,050	163,955	262,169
Subtotals	2,094,146	2,098,278	2,025,056
Lines of credit with immediate availability	7,548,820	6,806,745	5,699,573
Other irrevocable obligation	260,266	82,328	109,520
Totals	9,903,232	8,987,351	7,834,149

Asset and Liability Management

Please refer to “Item 11. Quantitative and Qualitative Disclosures about Market Risk” for information regarding our policies with respect to asset and liability management.

Capital Expenditures

The following table reflects capital expenditures in each of the three years ended December 31, 2016, 2015 and 2014:

	Year Ended December 31,
	2016	2015	2014
	(in millions of Ch$)
Land and Buildings	26,567	27,781	24,957
Machinery, Systems and Equipment	30,965	29,282	22,785
Furniture, Vehicles, Other(1)	4,823	8,048	11,346
Total	62,355	65,111	59,088

(1)	Includes assets ceded under operating leases.

The decrease in capital expenditures in 2016 was mainly due to a reduction in the branch network.

C.	Selected Statistical Information

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

Foreign exchange gains or losses on foreign currency-denominated assets and liabilities are not included in interest income or expense. Similarly, interest on the available-for-sale investment portfolio does not include trading or mark-to-market gains or losses on these investments. Interest is not recognized on non-performing loans. Non-performing loans that are past-due for 90 days or less have been included in each of the various categories of loans, and therefore affect the various averages. Non-performing loans consist of loans as to which either principal or interest is past-due (i.e., non-accrual loans) and restructured loans earning no interest.

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

The following tables show, by currency of denomination, average balances and, where applicable, interest amounts and real rates for our assets and liabilities for the years ended December 31, 2016, 2015 and 2014.

	For the year ended December 31,
		2016			2015			2014
	Average Balance	Interest Earned	Average Nominal Rate	Average Balance	Interest Earned	Average Nominal Rate	Average Balance	Interest Earned	Average Nominal Rate
Assets
Interest earning assets
Deposits in Central Bank
Ch$	341,040	5,396	1.6%	283,376	7,246	2.6%	477,977	8,728	1.8%
UF	—	—	—%	—	—	—%	—	—	—%
Foreign currency	—	—	—%	—	—	—%	—	—	—%
Total	341,040	5,396	1.6%	283,376	7,246	2.6%	477,977	8,728	1.8%
Financial investments
Ch$	1,553,848	78,410	5.0%	1,323,540	29,488	2.2%	1,339,117	40,701	3.0%
UF	108,646	4,727	4.4%	139,394	9,583	6.9%	295,570	38,906	13.2%
Foreign currency	1,106,205	14,452	1.3%	1,054,110	10,784	1.0%	1,368,089	6,047	0.4%
Total	2,768,699	97,589	3.5%	2,517,044	49,855	2.0%	3,002,776	85,654	2.8%
Commercial Loans
Ch$	5,848,483	532,675	9.1%	5,679,661	502,137	8.8%	5,658,176	474,537	8.4%
UF	4,786,383	329,402	6.9%	4,466,365	352,466	7.9%	4,077,560	381,244	9.3%
Foreign currency	3,254,913	87,735	2.7%	3,388,381	78,552	2.3%	2,874,210	67,140	2.3%
Total	13,889,779	949,812	6.8%	13,534,407	933,155	6.9%	12,609,946	922,921	7.3%
Consumer loans
Ch$	3,858,386	542,597	14.1%	3,711,552	520,553	14.0%	3,502,026	600,869	17.2%
UF	21,015	1,821	8.7%	80,848	8,229	10.2%	91,668	11,191	12.2%
Foreign currency	39,458	—	—%	34,370	—	—%	27,606	—	—%
Total	3,918,859	544,418	13.9%	3,826,770	528,782	13.8%	3,621,300	612,060	16.9%
Mortgage loans
Ch$	15,180	964	6.4%	17,291	1,312	7.6%	23,758	4,918	20.7%
UF	8,234,264	535,128	6.5%	7,695,618	564,579	7.3%	6,535,989	591,446	9.0%
Foreign currency	—	—	—%	—	—	—%	—	—	—%
Total	8,249,444	536,092	6.5%	7,712,909	565,891	7.3%	6,559,747	596,364	9.0%

	For the year ended December 31,
		2016					2015			2014
	Average Balance	Interest Earned	Average Nominal Rate		Average Balance		Interest Earned	Average Nominal Rate	Average Balance	Interest Earned	Average Nominal Rate
Interbank loans
Ch$	8,291	295	3.6%		2,271		364	16.0%	4,356	139	3.2%
UF	—	—	—%		—		—	—%	—	—	—%
Foreign currency	2	—	—%		3,327		11	0.3%	1	—	—%
Total	8,293	295	3.6%		5,598		375	6.7%	4,357	139	3.2%
Investment Agreements to resell
Ch$	1,388	1,208	87.0%		204		105	51.5%	4,074	793	19.5%
UF	—	302	—%		—		23	—%	—	95	—%
Foreign currency	—	4	—%		—		—	—%	—	—	—%
Total	1,388	1,514	87.0%		204		128	51.5%	4,074	888	19.5%
Threshold(1)
Ch$	57,859	242	0.4%		29,895		62	0.2%	31	—	—%
UF	4	—	—%		—		—	—%	—	—	—%
Foreign currency	435,946	1,762	0.4%		612,802		494	0.1%	479,488	264	0.1%
Total	493,809	2,004	0.4%		642,697		556	0.1%	479,519	264	0.1%
Total interest earning assets
Ch$	11,684,475	1,161,787	9.9%		11,047,790		1,061,267	9.6%	11,009,515	1,130,685	10.3%
UF	13,150,312	871,380	6.6%		12,382,225		934,880	7.6%	11,000,787	1,022,882	9.3%
Foreign currency	4,836,524	103,953	2.1%		5,092,990		89,841	1.8%	4,749,394	73,451	1.5%
Total	29,671,311	2,137,120	7.2%		28,523,005		2,085,988	7.3%	26,759,696	2,227,018	8.3%

Non-interest earning assets
Cash
Ch$	686,449				715,484				677,003
UF	—				—				—
Foreign currency	98,052				98,936				78,195
Total	784,501				814,420				755,198
Allowance for loan losses
Ch$	(833,455)				(805,244)				(722,660)
UF	—				—				—
Foreign currency	(106)				(15)				—
Total	(833,561)				(805,259)				(722,660)
Fixed assets
Ch$	220,919				222,083				202,902
UF	—				—				—
Foreign currency	—				—				—
Total	220,919				222,083				202,902
Derivatives
Ch$	2,940,584				3,300,507				2,910,369
UF	—				—				—
Foreign currency	—				—				—
Total	2,940,584				3,300,507				2,910,369
Financial Investment (Trading)
Ch$	177,617				141,784				114,875
UF	122,113				195,203				600,005
Foreign currency	32,496				21,828				7
Total	332,226				358,815				714,887
Other assets
Ch$	1,246,306				1,215,289				1,065,307
UF	69,335				69,534				71,241
Foreign currency	812,400				846,834				967,643
Total	2,128,041				2,131,657				2,104,191
Total non-interest earning assets
Ch$	4,438,420				4,789,903				4,247,703
UF	191,448				264,737				671,363
Foreign currency	942,842				967,583				1,045,821
Total	5,572,710				6,022,223				5,964,887
Total assets
Ch$	16,122,895	1,161,787			15,837,693		1,061,266		15,257,218	1,130,685
UF	13,341,760	871,380			12,646,962		934,881		11,672,150	1,022,882
Foreign currency	5,779,366	103,953			6,060,573		89,841		5,795,215	73,451
Total	35,244,021	2,137,120			34,545,228		2,085,988		32,724,583	2,227,018
Liabilities And Share-Holders’ Equity
Interest bearing liabilities
Savings accounts
Ch$	1,503	4	0.3%	1,413		5		0.4%	1,213	3	0.2%
UF	114,836	2,949	2.6%	112,917		3,937		3.5%	106,972	5,461	5.1%
Foreign currency	—	—	—%	—		—		—%	—	—	—%
Total	116,339	2,953	2.5%	114,330		3,942		3.4%	108,185	5,464	5.0%

	For the year ended December 31,
		2016				2015			2014
	Average Balance	Interest Earned	Average Nominal Rate		Average Balance	Interest Earned	Average Nominal Rate	Average Balance	Interest Earned	Average Nominal Rate
Time deposits
Ch$	9,545,050	387,566	4.1%	9,260,339	334,259		3.6%	7,891,805	307,868	3.9%
UF	1,299,866	54,320	4.2%	965,138	63,857		6.6%	1,345,965	93,624	7.0%
Foreign currency	2,775,932	9,873	0.4%	2,460,027	5,303		0.2%	2,715,224	8,443	0.3%
Total	13,620,848	451,759	3.3%	12,685,504	403,419		3.2%	11,952,994	409,935	3.4%
Central bank borrowings
Ch$	858	29	3.4%	4,869	46		1.0%	6,815	5	0.1%
UF	14	1	3.9%	22	2		9.1%	91	9	9.9%
Foreign currency	—	—	—%	—	—		—%	—	—	—%
Total	871	29	3.4%	4,891	48		1.0%	6,906	14	0.2%
Repurchase Agreements
Ch$	108,902	2,812	2.6%	220,849	6,954		3.1%	400,673	8,267	2.1%
UF	—	—	—%	—	1		—%	—	—	—%
Foreign currency	12,973	58	0.4%	7,201	22		0.3%	12,590	27	0.2%
Total	121,875	2,870	2.4%	228,050	6,977		3.1%	413,263	8,294	2.0%
Mortgage finance bonds
Ch$	—	—	—%	—	—		—%	—	—	—%
UF	52,414	4,258	8.1%	63,061	6,420		10.2%	81,805	9,698	11.9%
Foreign currency	—	—	—%	—	—		—%	—	—	—%
Total	52,414	4,258	8.1%	63,061	6,420		10.2%	81,805	9,698	11.9%
Other interest bearing liabilities
Ch$	857,325	100,810	11.8%	677,014	109,455		16.2%	409,021	203,374	49.7%
UF	3,903,076	238,721	6.1%	3,020,987	227,384		7.5%	2,538,094	234,284	9.2%
Foreign currency	3,095,800	54,356	1.8%	3,802,407	73,137		1.9%	3,917,969	38,851	1.0%
Total	7,856,201	393,886	5.0%	7,500,408	409,976		5.5%	6,865,084	476,509	6.9%
Total interest bearing liabilities
Ch$	10,513,637	491,220	4.7%	10,164,484	450,719		4.4%	8,709,527	519,517	6.0%
UF	5,370,205	300,249	5.6%	4,162,125	301,601		7.2%	4,072,927	343,076	8.4%
Foreign currency	5,884,705	64,286	1.1%	6,269,635	78,462		1.3%	6,645,783	47,321	0.7%
Total	21,768,547	855,755	3.9%	20,596,244	830,782		4.0%	19,428,237	909,914	4.7%

Non interest bearing liabilities
Non interest bearing demand deposits
Ch$	5,633,226			5,617,012				5,282,135
UF	39,075			35,163				35,333
Foreign currency	81,321			67,714				68,804
Total	5,753,622			5,719,889				5,386,272
Derivatives
Ch$	2,724,994			2,958,942				2,719,386
UF	—			—				—
Foreign currency	—			—				—
Total	2,724,994			2,958,942				2,719,386
Other non-interest bearing liabilities
Ch$	884,290			896,466				762,367
UF	339,168			410,866				398,108
Foreign currency	932,557			1,146,705				1,341,176
Total	2,156,015			2,454,037				2,501,651
Shareholders’ equity
Ch$	2,840,846			2,816,116				2,689,037
UF	—			—				—
Foreign currency	(4)			—				—
Total	2,840,843			2,816,116				2,689,037
Total non-interest bearing liabilities and shareholders’ equity
Ch$	12,083,356			12,288,536				11,452,925
UF	378,243			446,029				433,441
Foreign currency	1,013,875			1,214,419				1,409,980
Total	13,475,473			13,948,984				13,296,346
Total Liabilities and Share-Holders’ Equity
Ch$	22,596,993	491,220		22,453,020	450,719			20,162,452	519,517
UF	5,748,447	300,249		4,608,154	301,601			4,506,368	343,076
Foreign currency	6,898,580	64,286		7,484,054	78,462			8,055,763	47,321
Total	35,244,021	855,755		34,545,228	830,782			32,724,583	909,914

(1)       Threshold is the asset generated when we post collateral for a derivative with a counterparty that has negative mark-to-market for us. Some CSD agreements permit this collateral to generate interest at the overnight rate and this is the source of interest income associated with this asset.

Changes in Net Interest Revenue and Interest Expense: Volume and Rate Analysis

The following table allocates, by currency of denomination, changes in our net interest revenue and interest expense between changes in the average volume of interest-earning assets and interest-bearing liabilities and changes in their respective nominal interest rates for 2016 compared to 2015 and 2015 compared to 2014. Volume and rate variances have been calculated based on movements in average balances over the period and changes in nominal interest rates on average interest-earning assets and average interest-bearing liabilities.

	Increase (Decrease) from 2015 to 2016 Due to Changes in			Increase (Decrease) from 2014 to 2015 Due to Changes in
	Volume	Rate	Net Change from 2015 to 2016	Volume	Rate	Net Change from 2014 to 2015
Assets
Interest earning assets
Deposits in Central Bank
Ch$	(413)	(1,437)	(1,850)	(4,199)	2,718	(1,482)
UF	—	—	—	—	—	—
Foreign currency	—	—	—	—	—	—
Subtotal	(413)	(1,437)	(1,850)	(4,199)	2,718	(1,482)
Financial investments
Ch$	5,103	43,819	48,992	(474)	(10,739)	(11,213)
UF	(2,230)	(2,626)	(4,856)	(20,539)	(8,784)	(29,323)
Foreign currency	622	3,046	3,668	(1,174)	5,911	4,737
Subtotal	3,495	44,239	47,734	(22,186)	(13,613)	(35,799)
Commercial loans
Ch$	14,002	16,537	30,539	2,031	25,568	27,599
UF	25,822	(48,887)	(23,065)	36,353	(65,130)	(28,777)
Foreign currency	(2,833)	12,016	9,183	11,412	—	11,412
Subtotal	36,991	(20,334)	16,657	49,790	(39,562)	(10,234)
Consumer loans
Ch$	18,560	3,484	22,044	34,986	(115,302)	(80,316)
UF	(6,093)	(315)	(6,408)	(1,331)	(1,631)	(2,962)
Foreign currency	—	—	—	—	—	—
Subtotal	12,467	3,169	15,636	33,655	(116,933)	(83,278)
Mortgage loans
Ch$	(163)	(185)	(348)	(1,340)	(2,266)	(3,606)
UF	43,613	73,064	(29,451)	105,976	(132,843)	(26,867)
Foreign currency	—	—	—	—	—	—
Subtotal	43,450	(73,249)	(29,799)	104,637	(135,110)	(30,473)
Interbank loans
Ch$	1,024	(1,093)	(69)	(67)	292	225
UF	—	—	—	—	—	—
Foreign currency	—	(11)	(11)	—	11	11
Subtotal	1,024	(1,104)	(80)	(67)	303	236
Investment under agreement to resell
Ch$	610	493	1,103	(753)	65	(688)
UF	—	—	—	—	—	—
Foreign currency	—	—	—	—	—	—
Subtotal	610	493	1,103	(753)	65	(688)
Threshold
Ch$	59	121	180	—	62	62
UF	—	—	—	—	—	—
Foreign currency	(198)	1,466	1,268	230	—	230
Subtotal	(139)	1,587	1,448	230	62	292

	Increase (Decrease) from 2015 to 2016 Due to Changes in			Increase (Decrease) from 2014 to 2015 Due to Changes in
	Volume	Rate	Net Change from 2015 to 2016	Volume	Rate	Net Change from 2014 to 2015
Total interest earnings assets
Ch$	38,782	61,739	100,521	30,185	(99,603)	(69,419)
UF	61,112	(124,892)	(63,780)	120,459	(208,388)	(87,929)
Foreign currency	(2,409)	16,517	14,108	10,468	5,922	16,390
Total	97,485	(46,636)	50,849	161,112	(302,070)	(140,958)
Liabilities and Shareholders’ Equity
Interest bearing liabilities
Savings accounts
Ch$	—	(1)	(1)	—	2	2
UF	69	(1,057)	(988)	307	(1,831)	(1,524)
Foreign currency	—	—	—	—	—	—
Subtotal	69	(1,058)	(989)	307	(1,830)	(1,522)
Time deposits
Ch$	9,424	43,883	53,307	55,039	(28,648)	26,391
UF	23,140	(32,677)	(9,537)	(26,002)	(3,766)	(29,768)
Foreign currency	467	4,103	4,570	(745)	(2,395)	(3,140)
Subtotal	33,032	15,308	48,340	28,292	(34,809)	(6,517)
Central bank borrowings
Ch$	(35)	18	(17)	(2)	43	41
UF	(1)	—	(1)	(7)	—	(7)
Foreign currency	—	—	—	—	—	—
Subtotal	(36)	18	(18)	(9)	43	34
Repurchase agreements
Ch$	3,580	(562)	(4,142)	(3,163)	1,850	(1,313)
UF	—	—	—	—	1	1
Foreign currency	21	15	36	(15)	10	(5)
Subtotal	(3,560)	(546)	(4,106)	(3,178)	1,861	(1,317)
Mortgage finance bonds
Ch$	—	—	—	—	—	—
UF	(1,074)	(1,088)	(2,162)	(2,214)	(1,064)	(3,278)
Foreign currency	—	—	—	—	—	—
Subtotal	(1,074)	(1,088)	(2,162)	(2,214)	(1,064)	(3,278)
Other interest bearing liabilities
Ch$	29,669	(38,314)	(8,645)	133,636	(227,555)	(93,919)
UF	65,141	(53,804)	11,337	44,230	(51,130)	(6,900)
Foreign currency	(15,262)	(3,519)	(18,781)	(1,198)	35,484	34,286
Subtotal	79,547	(95,637)	(16,090)	176,668	(243,201)	(66,533)
Total interest bearing liabilities
Ch$	35,478	5,024	40,502	185,510	(254,308)	(68,798)
UF	87,275	(88,626)	(1,351)	16,314	(57,790)	(41,476)
Foreign currency	(14,774)	599	(14,175)	(1,958)	33,099	31,141
Total	107,979	(83,004)	24,975	199,866	(278,999)	(79,133)

Interest-Earning Assets: Net Interest Margin

The following table analyzes, by currency of denomination, the levels of average interest-earning assets and net interest earned by Santander-Chile, and illustrates the comparative net interest margins obtained, for each of the years indicated in the table.

	Year ended December 31,
	2016	2015	2014
	(in millions of Ch$)
Total average interest-earning assets
Ch$	11,684,475	11,047,790	11,009,515
UF	13,150,312	12,382,225	11,000,787
Foreign currencies	4,836,524	5,092,990	4,749,384
Total	29,671,311	28,523,005	26,759,696
Net interest earned (1)
Ch$	670,567	610,548	611,168
UF	571,131	633,279	679,806
Foreign currencies	39,667	11,379	26,130
Total	1,281,365	1,255,206	1,317,104
Net interest margin (2)
Ch$	5.74%	5.53%	5.55%
UF	4.34%	5.11%	6.18%
Foreign currencies	0.82%	0.22%	0.55%
Total	4.32%	4.40%	4.92%

(1)	Net interest earned is defined as interest revenue earned less interest expense incurred.

(2)	Net interest margin is defined as net interest earned divided by total average interest-earning assets.

Return on Equity and Assets; Dividend Payout

The following table presents certain information and selected financial ratios for Santander-Chile for the years indicated.

	Year ended December 31,
Ch$ million	2016	2015	2014
Net income	478,432	451,729	575,910
Net income attributable to shareholders	476,067	448,466	569,910
Average total assets	35,244,021	34,545,228	32,724,583
Average equity	2,840,843	2,816,116	2,689,037
Net income as a percentage of:
Average total assets	1.4%	1.3%	1.8%
Average equity	16.8%	16.0%	21.4%
Average equity as a percentage of:
Average total assets	8.1%	8.2%	8.2%
Cash dividend (1)	330,646	336,659	330,198
Dividend payout ratio, based on net income attributable to shareholders (1)	69.0%	75.0%	58.0%

(1)	Cash dividends for each year are declared and approved by shareholders at the annual shareholders’ meeting in the following the year.

Dividends declared at the annual shareholders’ meeting of each year correspond to the Bank’s earnings of the previous year. The following table presents dividends declared and paid by us in nominal terms in the past four years:

Year	Dividend Ch$ millions (1)	Dividend U.S.$ millions (2)	Per share Ch$/share (3)	Per ADS U.S.$/ADS (4)	% over earnings (5)	% over earnings (6)
2013	232,780	493.1	1.24	1.05	60	65
2014	265,156	476.0	1.41	1.01	60	60
2015	330,198	540.4	1.75	1.15	60	58
2016	336,659	503.7	1.79	1.07	75	75
2017(7)	330,646	496.5	1.75	1.05	70	69

(1)	Millions of nominal pesos.

(2)	Millions of U.S.$ using the observed exchange rate of the day the dividend was approved at the annual shareholders’ meeting, except for 2017 when the exchange rate used is Ch$666.00.

(3)	Calculated on the basis of 188,446 million shares.

(4)	Dividend in U.S.$ million divided by the number of ADS, which was calculated on the basis of 1,039 shares per ADS for 2012. For 2013, 2014, 2015 and 2016, it is calculated on the basis of 400 shares per ADS.

(5)	Calculated by dividing dividend paid in the year by net income attributable to the equity holders of the Bank for the previous year under Chilean Bank GAAP.

(6)	Calculated by dividing dividend paid in the year by net income attributable to the equity holders of the Bank for the previous year under IFRS.

(7)	Dividend proposed by the Board for shareholders’ approval on April 26, 2017.

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

	As of December 31,
	2016	2015	2014	2013	2012
	(in millions of Ch$)
Commercial Loans:
Commercial loans	9,853,657	8,985,452	8,324,949	7,797,682	7,316,417
Foreign trade loans	1,829,904	2,152,570	1,786,232	1,840,334	1,270,423
Checking account debtors	179,468	234,723	266,231	279,657	205,355
Factoring transactions	296,751	275,647	327,841	316,114	322,242
Leasing transactions	1,485,123	1,534,192	1,489,384	1,349,814	1,277,555
Other loans and accounts receivable	222,562	143,775	135,663	118,651	97,029
Subtotal	13,867,465	13,326,359	12,330,300	11,702,252	10,489,021

Mortgage loans:
Mortgage finance bond backed loans	32,579	134,105	116,150	72,297	92,204
Mortgage mutual loans	119,934	44,028	57,356	71,833	46,105
Other mortgage mutual loans	8,466,843	7,634,717	6,458,525	5,481,682	5,133,272
Subtotal	8,619,356	7,812,850	6,632,031	5,625,812	5,271,581

Consumer loans:
Installment consumer loans	2,722,365	2,469,646	2,320,775	2,168,121	1,857,657
Credit card loans	1,448,118	1,434,609	1,362,587	1,235,881	1,054,473
Consumer leasing contracts	5,117	5,460	5,270	3,451	3,688
Other consumer loans	271,203	240,956	229,743	199,795	199,659
Subtotal	4,446,803	4,150,671	3,918,375	3,607,248	3,115,477

Subtotal Loans to customers	26,933,624	25,289,880	22,880,706	20,935,312	18,876,079

Interbank loans	272,807	10,877	11,943	125,449	90,573

Total	27,206,431	25,300,757	22,892,649	21,060,761	18,966,652

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

Non-client loans

Interbank loans are fixed rate, short-term loans to financial institutions that operate in Chile.

Maturity and Interest Rate Sensitivity of Loans

The following table sets forth an analysis by type and time remaining to maturity of our loans as of December 31, 2016.

	Due in 1 year or less	Due after 1 year through 5 years	Due after 5 years	Total balance as of December 31, 2016
	(in millions of Ch$)
General commercial loans	4,922,702	3,372,234	2,284,443	10,579,379
Foreign trade loans	1,649,995	122,712	19,597	1,792,304
Leasing contracts	322,670	720,315	445,445	1,488,430
Other outstanding loans	7,352	—	—	7,352
Subtotal commercial loans	6,902,719	4,215,261	2,749,485	13,867,465
Residential loans backed by mortgage bonds	9,002	22,248	5,869	37,119
Other residential mortgage loans	457,192	1,605,301	6,519,744	8,582,237
Subtotal residential mortgage loans	466,194	1,627,549	6,525,613	8,619,356
Consumer loans	2,338,603	2,003,601	104,599	4,446,803
Subtotal	9,707,516	7,846,411	9,379,697	26,933,624
Interbank loans	272,807	—	—	272,807
Total loans	9,980,323	7,846,411	9,379,697	27,206,431

The following tables present the total amount of loans due after one year that have fixed and variable interest rates as of December 31, 2016. See also “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Interest Rates.”

As of December 31, 2016
(in millions of Ch$)
Variable Rate
Ch$	659
UF	641,771
Foreign currencies	—
Subtotal	642,431
Fixed Rate
Ch$	4,310,394
UF	11,434,514
Foreign currencies	838,768
Subtotal	16,583,676
Total	17,226,107

 Loans by Economic Activity

The following table sets forth, at the dates indicated, an analysis of our client loan portfolio based on the borrower’s principal economic activity and geographic distribution. Loans to individuals for business purposes are allocated to their economic activity.

	Domestic loans (*) as of December 31,					Foreign interbank loans (**) as of December 31,
	2016	2015	2014	2013	2012	2016	2015	2014	2013	2012
	(in millions of Ch$)					(in millions of Ch$)
Commercial loans
Manufacturing	1,180,886	1,171,830	1,126,268	1,216,914	1,014,777	—	—	—	—	—
Mining	340,554	510,467	428,847	464,865	292,217	—	—	—	—	—
Electricity, gas and water	442,936	454,456	567,548	222,110	337,269	—	—	—	—	—
Agriculture and livestock	1,096,659	1,019,922	871,247	806,092	770,558	—	—	—	—	—
Forestry	96,806	96,069	98,039	183,716	120,002	—	—	—	—	—
Fishing	296,592	344,496	256,818	265,917	188,803	—	—	—	—	—
Transport	787,510	876,329	758,339	721,931	511,407	—	—	—	—	—
Communications	196,934	160,135	167,004	249,499	179,544	—	—	—	—	—
Construction	1,792,485	1,462,535	1,365,841	1,337,791	1,130,194	—	—	—	—	—
Commerce	3,120,400	3,050,663	2,773,410	2,578,979	2,396,428	272,733	10,827	11,899	125,383	90,546
Services	482,900	483,516	469,141	447,861	400,716	—	—	—	—	—
Other	4,032,877	3,695,991	3,447,842	3,206,643	3,147,133	—	—	—	—	—
Subtotals	13,867,539	13,326,409	12,330,344	11,702,318	10,489,048	272,733	10,827	11,899	125,383	90,546
Mortgage loans	8,619,356	7,812,850	6,632,031	5,625,812	5,271,581	—	—	—	—	—
Consumer loans	4,446,803	4,150,671	3,918,375	3,607,248	3,115,477	—	—	—	—	—
Total	26,933,698	25,289,930	22,880,750	20,935,378	18,876,106	272,733	10,827	11,899	125,383	90,546

	Total loans as of December 31,					% of total loans as of December 31,
	2016	2015	2014	2013	2012	2016	2015	2014	2013	2012
	(in millions of Ch$)					(in millions of Ch$)
Commercial loans
Manufacturing	1,180,886	1,171,830	1,126,268	1,216,914	1,014,777	4.34%	4.63%	4.92%	5.78%	5.35%
Mining	340,554	510,467	428,847	464,865	292,217	1.25%	2.02%	1.87%	2.21%	1.54%
Electricity, gas and water	442,936	454,456	567,548	222,110	337,269	1.63%	1.80%	2.48%	1.05%	1.78%
Agriculture and livestock	1,096,659	1,019,922	871,247	806,092	770,558	4.03%	4.03%	3.81%	3.83%	4.06%
Forestry	96,806	96,069	98,039	183,716	120,002	0.36%	0.38%	0.43%	0.87%	0.63%
Fishing	296,592	344,496	256,818	265,917	188,803	1.09%	1.36%	1.12%	1.26%	1.00%
Transport	787,510	876,329	758,339	721,931	511,407	2.89%	3.46%	3.31%	3.43%	2.70%
Communications	196,934	160,135	167,004	249,499	179,544	0.72%	0.63%	0.73%	1.18%	0.95%
Construction	1,792,485	1,462,535	1,365,841	1,337,791	1,130,194	6.59%	5.78%	5.97%	6.35%	5.96%
Commerce	3,393,133	3,061,490	2,773,410	2,704,362	2,486,974	12.47%	12.10%	12.17%	12.84%	13.11%
Services	482,900	483,516	469,141	447,861	400,716	1.77%	1.91%	2.05%	2.13%	2.11%
Other	4,032,877	3,695,991	3,447,842	3,206,643	3,147,133	14.84%	14.61%	15.06%	15.23%	16.59%
Subtotals	14,140,272	13,337,236	12,330,344	11,827,701	10,579,594	51.98%	52.71%	53.92%	56.16%	55.78%
Mortgage loans	8,619,356	7,812,850	6,632,031	5,625,812	5,271,581	31.68%	30.88%	28.99%	26.71%	27.79%
Consumer loans	4,446,803	4,150,671	3,918,375	3,607,248	3,115,477	16.34%	16.41%	17.17%	17.13%	16.43%
Total	27,206,431	25,300,757	22,880,750	21,060,761	18,966,652	100.00%	100.00%	100.00%	100.00%	100.00%

(*)	Includes domestic interbank loans for Ch$74 million as of December 31, 2016 (Ch$50 million as of December 31, 2015), see Note 8 of the Audited Consolidated Financial Statements.

(**)	Includes foreign interbank loans for Ch$272,733 million as of December 31, 2016 (Ch$10,827 million as of December 31, 2015), see Note 8 of the Audited Consolidated Financial Statements.

Foreign Assets and Loans

Santander-Chile’s Asset and Liability Committee, or ALCO, is responsible for determining the maximum foreign country exposure the Bank is permitted to have. The ALCO has determined that the total foreign country exposure cannot be greater than 1-time regulatory capital. To determine this, each country is classified using a ranking system from 1 to 6 based on the definition promulgated by the SBIF, in which the main consideration is the international rating of each country. The ALCO has also set a higher limit if the foreign exposure is to related parties. As of December 31, 2016, the Bank’s foreign exposure, including the estimate of counterparty risk in our derivatives portfolio, was U.S.$3,121 million, or 5.9% of our assets. For more information please see Note 37 of our Audited Consolidated Financial Statements.

Below, there are additional details regarding our exposure to countries in category 2 and 3, the riskiest categories we have exposure to as of December 31, 2016, considering fair value of derivative instruments. In this category China is the largest exposure and is also broke down below. We do not have sovereign exposure to Italy.

Country	Classification (1)	Derivative Instruments (adjusted to market)	Deposits	Loans	Financial Investments USD Mn	Total Exposure USD Mn
		USD Mn	USD Mn	USD Mn
Colombia	2	0.82	—	0.19	—	1.01
Italy	2	—	8.77	—	—	8.77
China	2	—	—	348.99	—	348.99
México	2	—	0.09	0.32	—	0.41
Panamá	2	0.69	—	—	—	0.69
Perú	2	2.82	—	—	—	2.82
Uruguay	2	—	—	0.68	—	0.68
Other	3	1.32	—	—	—	1.32
Total		5.65	8.86	350.18	—	364.69

(1)	Corresponds to country’s classification established in Chapter B-6 of the Compendium of Accounting Standards issued by the SBIF.

Our exposure to Grupo Santander is as follows:

Counterpart	Country	Classification	Derivative instruments (market adjusted) USD Mn	Deposits USD Mn	Loans USD Mn	Financial Investments USD Mn	Total Exposure USD Mn
Banco Santander Spain*	Spain	1	—	280.9	—	—	280.9

*      We have included our exposure to Santander branches in New York and Hong Kong as exposure to Spain.

The total amount of this exposure to derivative instruments must be compensated daily with collateral and, therefore, there is no credit exposure.

Furthermore, is additional detail regarding our exposure to the United States, which is the only country with more than 1% of exposure over total assets. Below we detail exposure to assets in the USA as of December 31, 2016, considering fair value of derivative instruments.

Country	Classification (1)	Derivative Instruments (adjusted to market) USD Mn	Deposits USD Mn	Loans USD Mn	Financial Investments USD Mn	Total Exposure USD Mn
USA	1	211.7	1,487.2	—	581.3	2,280.2

(1)	Corresponds to country’s classification established in Chapter B-6 of the Compendium of Accounting Standards issued by the SBIF.

As of December 31, 2016, we had no applicable sovereign exposure, no unfunded exposure, no credit default protection and no current developments.

Classification of Loan Portfolio

Credit Risk Governance

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

Santander-Chile’s governance rules establish an Integral Risk Committee. This committee is responsible for revising and following all risks that may affect us, including reputational risk, allowing for an integral risk management. This committee serves as the governing body through which the Board supervises all risk functions. It also evaluates the reasonability of the systems for measurement and control of risks. This Committee includes the Vice Chairman of the Board and five Board members.

The Board has delegated the duty of credit risk management to the Integral Risk Committee, as well as to the Bank’s risk departments, whose roles are summarized below:

•	Formulate credit policies by consulting with the business units, meeting requirements of guarantees, credit evaluation, risk rating and submitting reports, documentation and legal procedures in compliance with the regulatory, legal and internal requirements of the Bank.

•	Establish the structure to approve and renew credit requests. The Bank structures credit risks by assigning limits to the concentration of credit risk in terms of individual debtor, debtor group, industry segment and country. Approval levels are assigned to the corresponding officials of the business unit (commercial, consumer, SMEs) to be exercised by that level of management. In addition, those limits are continually revised. Teams in charge of risk evaluation at the branch level interact on a regular basis with customers; however, for larger credit requests, the risk team from the head office and the Executive Risk Committee works directly with customers to assess credit risks and prepare risk requests.

•	Limit concentrations of exposure to customers or counterparties in geographic areas or industries (for accounts receivable or loans), and by issuer, credit rating and liquidity.

•	Develop and maintain the Bank’s credit risk classifications for the purpose of classifying risks according to the degree of exposure to financial loss that is exhibited by the respective financial instruments, with the aim of focusing risk management specifically on the associated risks.

•	Revise and evaluate credit risk. Management’s risk divisions are largely independent of the Bank’s commercial division and evaluate all credit risks in excess of the specified limits prior to loan approvals for customers or prior to the acquisition of specific investments. Credit renewal and reviews are subject to similar processes.

The following diagram illustrates the governance of our credit risk division including the committees with approval power:

(1)       Includes various approval committees for the Middle Market and high net worth clients.

Role of Santander Spain’s Global Risk Department: Credit Risk

In matters regarding Credit Risk, Santander Spain’s Global Risk Department has the following role:

•	All credit risks greater than U.S.$40 million (U.S.$60 million for financial institutions), after being approved locally, are reviewed by Santander Spain. This additional review ensures that no global exposure limit is being breached.

•	In standardized risks, the consumer and mortgage scoring models are developed locally but are reviewed and approved by Santander Spain’s Global Risk Department.

•	For each scoring model, a monthly Risk Report is prepared, which is reviewed locally and is also sent to Santander Spain’s Global Risk Department. This report includes the evolution of basic credit risk parameters such as: loan amounts, non-performance, charge-offs and provisions.

•	Monthly, the Controller of the Risk Department sends a report to Santander Spain’s Global Risk Department covering all the main indicators regarding credit risk and the evolution of credit risk as compared to the budgeted levels.

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

Loans analyzed on an individual basis

For loans that are greater than Ch$150 million (U.S.$225,000), the Bank uses internal models to assign a risk category level to each borrower and its respective loans. We consider the following risk factors: industry or sector of the borrower, the borrower’s competitive position in its markets, owners or managers of the borrower, the borrower’s financial situation, the borrower’s payment capacity and the borrower’s payment behavior to calculate the estimated incurred loan loss. Through these categories, we differentiate the normal loan portfolio from the impaired one.

These are our categories:

1.	Debtors may be classified in risk categories A1, A2, A3 or B (if they are current on their payment obligations and show no sign of deterioration in their credit quality). B is different from the A categories by a certain history of late payments. The A categories are distinguished by different PNPs (as defined below).

2.	Debtors classified as C1, C2, C3, C4, D1 or D2 include debtors whose loans with us have been charged-off or administered by our Recovery Unit, or classified as Precontenciosos (PRECO or deteriorated).

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

In accordance with such policy, every year we update appraisals of fair value of collateral before the end of the 24 month period for certain customers and such updated appraisals are considered in the calculation of the allowance for loan losses. The number of updated appraisals performed in 2013 was 113, in 2014 was 98, in 2015 was 43 and in 2016 was 142, and such updated appraisals were performed mainly because of changes in customer conditions (renegotiation deterioration of financial situation increase in credit line).

For loans classified in the C and D categories, loan loss allowances are based mainly on the fair value of the collateral, adjusted for an estimate cost to sell, that each of these loans have. Allowance percentage for each category is then based on the fair value of the collateral, or the expected future cash flow from the loan for each individually evaluated non-performing loans. As of December 31, 2016, loans classified in the C and D risk categories had the following associated loan loss allowance levels:

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

The following diagrams set forth the allowances required by our current models for consumer loans:

Santander (excluding Santander Banefe):

Bank (ex-Banefe)	Loan type	Allowance Level(1) (Loss rate)

Consumer	Performing	New clients	Existing clients	Santander Select
		0.33%-19.40%	0.08%-15.55%	0.04%-7.46%

	Renegotiated consumer loans which were less than 90 days past due at the time of renegotiation (2)	6.49%-32.09%

	Renegotiated consumer loans which were more than 90 days past due at the time of renegotiation (2)	44.05%-100%

	Non-performing	Days Past Due	New Clients	Existing Clients	Select	Previously Renegotiated
		90-120	35.93%	35.93%	35.93%	44.05%
		120-150	44.11%	44.11%	44.11%	50.38%
		150-180	52.77%	52.77%	52.77%	57.48%
		>180	Charged-off

(1)	Percentage of loans outstanding.

(2)	This category relates only to loans which were renegotiated and were less than 90 days past due at the time of renegotiation, migrating from such category as they reached 90 days past due since renegotiation.

Santander Banefe:

Santander Banefe	Loan type	Allowance Level(1) (Loss rate)

Consumer	Performing	New clients	Existing clients
		1.17%-27.87%	0.16%-16.34%

	Renegotiated consumer loans which were less than 90 days past due at the time of renegotiation (2)	9.72%-34.37%

	Renegotiated consumer loans which were more than 90 days past due at the time of renegotiation (2)	45.47%-100%

	Non-performing consumer	Days Past Due	New Clients	Existing Clients	Previously Renegotiated
		90-120	31.50%	31.50%	45.47%
		120-150	35.78%	35.78%	51.57%
		150-180	42.46%	42.46%	60.90%
		>180	Charged-off

(1)	Percentage of loans outstanding

(2)	This category relates only to loans which were renegotiated and were less than 90 days past due at the time of renegotiation, migrating from such category as they reached 90 days past due since renegotiation.

There are two renegotiated categories in our consumer loan portfolio:

1.	Renegotiated Consumer which were less than 90 days past due at the time of renegotiation. The allowance for loan loss percentages (or loss rates) are assigned based on eight different risk profiles which are determined based on demographic and payment behavior variables.

2.	Renegotiated Consumer which were more than 90 days past due at the time of renegotiation The loss rates are assigned based on four different risk profiles which are determined based on the number of days overdue at the time of renegotiation:

Profile 1: 180 or more days past due

Profile 2: between 150 and 180 days past due

Profile 3: between 120 and 150 days past due

Profile 4: between 90 and 120 days past due

Allowances for residential mortgage loans

Our provision methodology for residential mortgage loans takes into consideration different factors in order to group customers with less the 90 days past due into different risk profiles. First we segregate our clients according to internal categories based on income and restructurings. For each of these categories additional factors are considered in order to develop risk profiles within each risk category, including payment behavior, non-performance less than 90 days, collateral levels, renegotiation history with the Bank, and historical amounts of net charge-offs, among others. The risk categories are such that when a customer’s payment behavior deteriorates, the outcome is that the customer will move to a different risk category with a higher loss rate, therefore capturing the current status of the customer. In April 2016, the risk profiles were recalibrated and separated into four groups based on loans to value, resulting in a decrease in mortgage loan allowance of approximately Ch$3,500 million.

Previously residential mortgage loans with more than 90 days past due balances were assigned an average loss rate of around 12%. With the recalibration in April 2016, mortgage loans with more than 90 days past due balances are assigned a loss rate depending on the loan to value. We determined that 90 days is appropriate, since our historical analysis of customers’ behavior has shown that after 90 days, customers are likely to default on their obligations, and that, over succeeding periods, the loss incurred does not increase given the high fair value of collateral percentage to loan amount required under our credit policies for this type of loan. Also, we note that the Chilean economy’s stability over the last few years has not resulted in other than insignificant fluctuations in collateral fair values on residential mortgage loan properties. When the customer becomes current in its payments, such customer will migrate to a better profile.

The following table sets forth the required loan loss allowance for residential mortgage loans:

Bank (incl-Banefe)	Loan type	Allowance Level(1) (Loss rate)

Residential mortgage	Performing	Bank (excl Banefe and Select)	Banefe	Santander Select
		0.00%-8.30%	0.04%-8.65%	0.00%-4.90%

	Renegotiated mortgage loans which were less than 90 days past due at the time of renegotiation (2)	0.32%-12.06%

	Renegotiated mortgage loans which were more than 90 days past due at the time of renegotiation (2)	5.72%-20.81%

	Non-performing mortgage	Loan to Value
		0-60	5.72%
		60-80	8.31%
		80-90	11.60%
		>90	20.81%

(1)	Percentage of loans outstanding

(2)	This category relates only to loans which were renegotiated and were less than 90 days past due at the time of renegotiation, migrating from such category as they reached 90 days past due since renegotiation.

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

In order to calculate the estimated incurred loan loss for all commercial loans collectively evaluated for impairment, the Bank sub-divided the portfolio in the following way:

Loan type		Allowance Level(1) (Loss rate)
Commercial loans analyzed on a group basis	Performing	Commercial loan to individuals w/o mortgage collateral	Commercial loan to individuals with mortgage collateral	Small Enterprise	Mid-sized Enterprise
		3.72%-46.76%	0.02%-7.89%	0.20%-21.82%	0.11%-16.92

	Renegotiated commercial loans which were less than 90 days past due at the time of renegotiation (2)	5.22%-19.54%

	Renegotiated commercial loans which were more than 90 days past due at the time of renegotiation (2)	Days Past Due when renegotiated	Commercial loan to individuals w/o mortgage collateral	Commercial loan to individuals with mortgage collateral	Small Enterprise	Mid-sized Enterprise
		90-179	50.76%	16.29%	30.07%	24.32%
		180-359	51.89%	23.90%	44.00%	37.64%
		360-719	56.04%	31.46%	50.27%	47.09%
		>720	57.54%	36.69%	53.86%	52.63%

	Non-performing consumer	Days Past Due	Commercial loan to individuals w/o mortgage collateral	Commercial loan to individuals with mortgage collateral	Small Enterprise	Mid-sized Enterprise	Previously renegotiated
		90-179	50.76%	16.29%	30.07%	24.32%	24.32%
		180-359	51.89%	23.90%	44.00%	37.64%	37.64%
		360-719	56.04%	31.46%	50.27%	47.09%	47.09%
		>720	57.54%	36.69%	53.86%	52.63%	52.63%

(1)	Percentage of loans outstanding

(2)	This category relates only to loans which were renegotiated and were less than 90 days past due at the time of renegotiation, migrating from such category as they reached 90 days past due since renegotiation.

Analysis of Santander-Chile’s Loan Classification

The following tables provide statistical data regarding the classification of our loans analyzed on an individual basis as of December 31, 2016, 2015 and 2014.

	As of December 31,
	2016				2015				2014
Category	Individual	Percentage	Allowance	Percentage	Individual	Percentage	Allowance	Percentage	Individual	Percentage	Allowance	Percentage
	Ch$mn	%	Ch$mn	%	Ch$mn	%	Ch$mn	%	Ch$mn	%	Ch$mn	%
Individualized business
A1	1,599,311	5.88	923	0.12	2,073,792	8.20	1,210	0.17	1,911,035	8.35	998	0.15
A2	6,437,930	23.67	23,757	3.00	5,898,065	23.32	17,353	2.28	5,564,372	24.30	16,334	2.39
A3	2,030,867	7.47	29,668	3.75	1,599,234	6.32	25,145	3.30	1,334,042	5.83	19,630	2.87
B	538,909	1.98	40,545	5.13	504,937	1.99	37,157	4.87	398,611	1.74	29,189	4.27
C1	121,893	0.45	2,176	0.28	81,767	0.32	1,635	0.21	79,148	0.35	1,583	0.23
C2	51,034	0.19	4,555	0.58	48,569	0.19	4,857	0.64	66,267	0.29	6,627	0.97
C3	49,901	0.18	11,136	1.41	37,663	0.15	9,416	1.24	16,742	0.07	4,185	0.61
C4	64,118	0.24	22,894	2.90	69,952	0.28	27,981	3.67	33,074	0.14	13,229	1.93
D1	73,462	0.27	42,625	5.39	76,157	0.30	49,503	6.49	59,585	0.26	38,730	5.66
D2	89,857	0.33	72,192	9.13	92,682	0.36	83,414	10.94	94,832	0.41	85,348	12.47
Total	11,057,282	40.66	250,471	31.69	10,482,818	41.43	257,671	33.81	9,557,708	41.74	215,853	31.55

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

The following table sets forth all of our non-performing loans and impaired loans as of December 31, 2016, 2015, 2014, 2013 and 2012.

	2016	2015	2014	2013	2012
	(in millions of Ch$, except percentages)
Non-performing loans (1)	564,131	643,468	644,327	613,301	597,767
Impaired loans (2)	1,615,441	1,669,340	1,617,251	1,477,701	1,338,137
Allowance for loan losses (3)	790,605	762,301	684,317	614,933	550,048
Total loans (4)	27,206,431	25,300,757	22,892,649	21,060,761	18,966,652
Allowance for loan losses / loans	2.89%	3.01%	2.99%	2.92%	2.90%
Non-performing loans as a percentage of total loans	2.07%	2.54%	2.81%	2.91%	3.15%
Loan loss allowance as a percentage of non-performing loans	140.15%	118.47%	106.21%	100.27%	92.02%

(1)	Non-performing loans include the aggregate principal and accrued but unpaid interest of any loan with one installment that is at least 90 days past-due, and do not accrue interest.

(2)	Impaired loans include: (a) for loans individually evaluated for impairment: (i) the carrying amount of all loans to clients that are rated C1 through C4, D1 and D2 and (ii) the carrying amount of all loans to an individual client with at least one non-performing loan (which is not a residential mortgage loan past due less than 90 days), regardless of category; and (b) for loans collectively evaluated for impairment, the carrying amount of all loans to a client, when at least one loan to that client is not performing or has been renegotiated. See “Note 9—Loans and Accounts Receivables from Customers” of the Audited Consolidated Financial Statements. Renegotiated loans, on which payments are not past-due, are not ordinarily classified as non-performing loans, but do not accrue interest.

(3)	Includes allowance for interbank loans.

(4)	Includes interbank loans.

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

At the period end, the detail of income from suspended interest is as follows:

	Year ended December 31,
	2016	2015	2014	2013	2012
Suspended interest	Ch$ million
Commercial loans	22,089	23,310	24,753	21,645	20,595
Mortgage loans	5,271	13,268	12,454	8,484	8,844
Consumer loans	9,559	6,224	6,336	6,753	8,742
Totals	36,919	42,802	43,543	36,882	38,181

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

	2016	2015	2014	2013	2012
	(Ch$ million)
Total loans	27,206,431	25,300,757	22,892,649	21,060,761	18,966,652
Allowance for loan losses	790,605	762,301	684,317	614,933	550,048
Impaired loans(1)	1,615,441	1,669,340	1,617,251	1,477,701	1,338,137
Impaired loans as a percentage of total loans	5.94%	6.60%	7.06%	7.02%	7.06%
Amounts non-performing	564,131	643,468	644,327	613,301	597,767
To the extent secured(2)	298,537	283,731	296,899	295,503	306,782
To the extent unsecured	265,594	359,737	347,428	317,798	290,985
Amounts non-performing as a percentage of total loans	2.07%	2.54%	2.81%	2.91%	3.15%
To the extent secured(2)	1.10%	1.12%	1.30%	1.40%	1.62%
To the extent unsecured	0.98%	1.42%	1.52%	1.51%	1.53%
Loans loss allowances as a percentage of:
Total loans	2.91%	3.01%	2.99%	2.92%	2.90%
Total amounts non-performing	140.15%	118.47%	106.21%	100.27%	92.02%
Total amounts non-performing-unsecured	297.67%	211.91%	196.97%	193.50%	189.03%

(1)	Impaired loans include: (a) for loans individually evaluated for impairment: (i) the carrying amount of all loans to clients that are rated C1 through C4, D1 and D2 and (ii) the carrying amount of all loans to an individual client with at least one non-performing loan (which is not a residential mortgage loan past due less than 90 days), regardless of category; and (b) for loans collectively evaluated for impairment, the carrying amount of all loans to a client, when at least one loan to that client is not performing or has been renegotiated. See “Note 9—Loans and Accounts Receivables from Customers” in the Audited Consolidated Financial Statements. Renegotiated loans, on which payments are not past-due, are not ordinarily classified as non-performing loans, but do not accrue interest.

(2)	Security generally consists of mortgages on real estate, pledges of marketable securities, letters of credit or cash.

A break-down of the loans included in the previous table which have been classified as impaired, including renegotiated loans, is as follows:

As of December 31, 2016
Impaired loans	Commercial	Residential mortgage	Consumer	Total
	(in millions of Ch$)
Non-performing loans	316,838	147,572	99,721	564,131
Commercial loans at risk of default (1)	439,707	—	—	439,707
Other impaired loans consisting mainly of renegotiated loans (2)	172,624	250,116	188,863	611,603
Total	929,169	397,688	288,584	1,615,441
As of December 31, 2015

Impaired loans	Commercial	Residential mortgage	Consumer	Total
	(in millions of Ch$)
Non-performing loans	346,868	183,133	113,467	643,468
Commercial loans at risk of default (1)	486,685	—	—	486,685
Other impaired loans consisting mainly of renegotiated loans (2)	108,330	213,014	217,843	539,187
Total	941,883	396,147	331,310	1,669,340

In particular, in 2016 we renegotiated with cajas de compensación with regard to our commercial portfolio and saw an increase in renegotiations with our clients with mortgage loans. However compared to our total mortgage loans, this proportion decreased from 5.1% in 2015 to 4.6% in 2016. Our consumer loans showed signs of improvement with less renegotiated loans and non-performing loans.

As of December 31, 2014
Impaired loans	Commercial	Residential mortgage	Consumer	Total
	(in millions of Ch$)
Non-performing loans	367,791	179,417	97,119	644,327
Commercial loans at risk of default (1)	420,038	—	—	420,038
Other impaired loans consisting mainly of renegotiated loans (2)	95,335	191,186	266,365	552,886
Total	883,164	370,603	363,484	1,617,251

As of December 31, 2013
Impaired loans	Commercial	Residential mortgage	Consumer	Total
	(in millions of Ch$)
Non-performing loans	364,890	155,688	92,723	613,301
Commercial loans at risk of default (1)	317,534	—	—	317,534
Other impaired loans consisting mainly of renegotiated loans (2)	122,464	167,713	256,689	546,866
Total	804,888	323,401	349,412	1,477,701

As of December 31, 2012
Impaired loans	Commercial	Residential mortgage	Consumer	Total
	(in millions of Ch$)
Non-performing loans	320,461	159,802	117,504	597,767
Commercial loans at risk of default (1)	298,868	—	—	298,868
Other impaired loans consisting mainly of renegotiated loans (2)	96,793	69,228	275,481	441,502
Total	716,122	229,030	392,985	1,338,137

(1)	Total loans to a debtor, whose allowance level is determined on an individual basis with a risk of defaulting.

(2)	Renegotiated loans for loans whose loan loss allowance is analyzed on a group basis.

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

The following table shows the success rate, for the periods indicated, for renegotiated consumer and residential mortgage loans. The success rate for consumer loans is defined for each reported period as: (i) the total amount of loans renegotiated in that period minus the amount of such renegotiated loans that are classified as non-performing loans as of December 31, 2015 or 2016, as applicable, minus the amount of such renegotiated loans that have been charged off as of December 31, 2015 or 2016, as applicable, divided by (ii) the total amount of such renegotiated loans. The success rate for residential mortgage loans is defined for each reported period as: (i) the total amount of loans renegotiated in that period minus the amount of such renegotiated loans that are classified as non-performing loans as of December 31, 2015 or 2016, as applicable, divided by (ii) the total amount of such renegotiated loans. A charge-off of a residential mortgage loan is not generally included in measuring the success rate of mortgage renegotiations since the period to charge-off a mortgage loan is 48 months after an installment is past-due.

Period of renegotiation	Success rate Consumer Loans	Success rate Residential mortgage loans
1Q 2015	55.3%	80.2%
2Q 2015	57.2%	79.3%
3Q 2015	49.9%	82.0%
4Q 2015	64.8%	88.3%
1Q 2016	71.9%	87.3%
2Q 2016	77.3%	91.7%
3Q 2016	95.8%	95.6%
4Q 2016	99.6%	99.6%

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

Modified loans(1) (Ch$mn)	2016	2015	2014
Commercial loans collectively evaluated for impairment	117,002	156,055	169,725
Residential mortgage loans	157,239	223,645	228,856
Consumer loans	214,344	178,244	243,441
Total modified loans	488,585	557,944	642,022

(1)	Modified loans include loans collectively evaluated for impairment that were not classified as non-performing in which certain concessions were made to the client. The main type of concession given by the Bank is a reduction of interest, with forgiveness of principal occurring on rare occasions.

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

Analysis of Loan Loss Allowances

The following table provides the details of the roll-forwards in 2016, 2015, 2014, 2013 and 2012 of our allowance for loan losses, including decrease of allowances due to charge-offs, allowances established, allowances released, gross provision expense and opening and closing balance:

	Commercial loans		Mortgage loans	Consumer loans	Interbank loan
Activity during 2016	Individual	Group	Group	Group		Total
	(in millions of Ch$)
Balances as of December 31, 2015	256,505	174,696	62,427	267,507	1,166	762,301
Allowances established (1)	61,002	133,855	50,892	280,544	3,052	529,345
Allowances released (2)	(43,183)	(14,432)	(34,246)	(30,790)	(83)	(122,734)
Released allowances by charge-off (3)	(54,924)	(104,868)	(10,911)	(207,604)	—	(378,307)
Balances as of December 31, 2016	219,400	189,251	68,162	309,657	4,135	790,605

	Commercial loans		Mortgage loans	Consumer loans	Interbank loan
Activity during 2015	Individual	Group	Group	Group		Total
	(in millions of Ch$)
Balances as of December 31, 2014	215,852	165,697	48,744	254,023	1	684,317
Allowances established (1)	124,968	136,778	34,373	248,937	1,357	546,413
Allowances released (2)	(46,614)	(17,885)	(7,205)	(18,126)	(192)	(90,022)
Released allowances by charge-off (3)	(37,701)	(109,894)	(13,485)	(217,327)	—	(378,407)
Balances as of December 31, 2015	256,505	174,696	62,427	267,507	1,166	762,301

	Commercial loans		Mortgage loans	Consumer loans	Interbank loan
Activity during 2014	Individual	Group	Group	Group		Total
	(in millions of Ch$)
Balance as of December 31, 2013	206,377	100,170	43,306	264,585	495	614,933
Allowances established (1)	52,240	174,244	24,907	218,941	60	470,392
Allowances released (2)	(15,903)	(7,127)	(6,561)	(38,275)	(554)	(68,420)
Released allowances by charge-off (3)	(26,862)	(101,590)	(12,908)	(191,228)	—	(322,588)
Balances as of December 31, 2014	215,852	165,697	48,744	254,023	1	684,317

	Commercial loans		Mortgage loans	Consumer loans	Interbank loan
Activity during 2013	Individual	Group	Group	Group		Total
	(in millions of Ch$)
Balance as of December 31, 2012	154,702	95,938	35,990	263,259	159	550,048
Allowances established (1)	92,008	98,715	42,487	258,446	455	492,111
Allowances released (2)	(22,014)	(11,151)	(9,216)	(35,482)	(119)	(77,982)
Released allowances by charge-off (3)	(18,319)	(83,332)	(25,955)	(221,638)	—	(349,244)
Balances as of December 31, 2013	206,377	100,170	43,306	264,585	495	614,933

	Commercial loans		Mortgage loans	Consumer loans	Interbank loan
Activity during 2012	Individual	Group	Group	Group		Total
	(in millions of Ch$
Balances as of December 31, 2011	112,687	97,115	35,633	243,022	11	488,468
Allowances established (1)	83,742	83,181	25,314	318,565	548	511,350
Allowances released (2)	(20,716)	(16,624)	(7,449)	(38,471)	(400)	(83,660)
Charge-off released allowances (3)	(21,011)	(67,734)	(17,508)	(259,857)	—	(366,110)
Balances as of December 31, 2012	154,702	95,938	35,990	263,259	159	550,048

(1)	Represents gross allowances made in respect of increased risk of loss during the period and loan growth.

(2)	Represents the gross amount of loan loss allowances released during the year as a consequence of reduction in the level of risk existing in the loan portfolio, including as a result of improvement in the credit risk classification of borrowers and loans paid.

(3)	Represents the gross amount of loan loss allowances removed due to charge-off.

The following table shows recoveries by type of loan:

	Year ended December 31,
	2016	2015	2014	2013	2012
	(in millions of Ch$)
Recovery of loans previously charged-off
Consumer loans	41,072	35,565	36,908	36,004	22,015
Residential mortgage loans	10,041	6,543	5,122	4,735	2,305
Commercial loans	27,185	26,032	16,947	14,545	8,695
Total recoveries	78,298	68,140	58,977	55,284	33,015

Allocation of the Loan Loss Allowances

The following tables set forth, as of December 31 of each of the five years listed below, the proportions of our required loan loss allowances that were attributable to our commercial, consumer and residential mortgage loans at each such date.

	As of December 31, 2016				As of December 31, 2015				As of December 31, 2014
	Total Allowance	Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Allowance amount as a percentage of total allowances	Total Allowance	Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Allowance amount as a percentage of total allowances	Total Allowance	Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Allowance amount as a percentage of total allowances
	Ch$ million				Ch$ million				Ch$ million
Commercial loans
Commercial loans	308,166	3.1%	1.1%	39.0%	305,465	3.4%	1.2%	40.1%	269,185	3.2%	1.2%	39.3%
Foreign trade loans	57,820	3.2%	0.2%	7.3%	67,104	3.1%	0.3%	8.8%	56,800	3.2%	0.2%	8.3%
Checking accounts debtors	9,648	5.4%	—	1.2%	9,869	4.2%	—	1.3%	10,009	3.8%	—	1.4%
Factoring transactions	5,407	1.8%	—	0.7%	5,955	2.2%	—	0.8%	4,868	1.5%	—	0.7%
Leasing transactions	23,139	1.6%	0.1%	2.9%	25,437	1.7%	0.1%	3.3%	23,734	1.6%	0.1%	3.5%
Other loans and accounts receivable	25,262	11.4%	0.1%	3.2%	17,371	12.1%	0.1%	2.3%	16,953	12.5%	0.1%	2.5%
Subtotals	429,442	3.1%	1.6%	54.3%	431,201	3.2%	1.7%	56.6%	381,549	3.1%	1.6%	55.7%
Residential mortgage loans
Loans with mortgage finance bonds	16	—	—	—	336	0.8%	—	—	353	0.6%	—	0.1%
Mortgage mutual loans	190	0.2%	—	—	848	0.6%	—	0.1%	552	0.5%	—	0.1%
Other mortgage mutual loans	56,803	0.7%	0.2%	7.2%	61,243	0.8%	0.2%	8.0%	47,839	0.7%	0.2%	7.0%
Subtotals	57,009	0.7%	0.2%	7.2%	62,427	0.8%	0.2%	8.1%	48,744	0.7%	0.2%	7.2%
Consumer loans
Installment consumer loans	249,545	9.2%	0.9%	31.6%	215,914	8.7%	0.9%	28.3%	201,931	8.7%	0.9%	29.5%
Credit card balances	41,063	2.8%	0.2%	5.2%	43,159	3.0%	0.2%	5.7%	44,050	3.2%	0.2%	6.4%
Consumer leasing contracts	72	1.4%	—	—	79	1.4%	—	—	80	1.5%	—	—
Other consumer loans	9,339	3.4%	—	1.2%	8,355	3.5%	—	1.1%	7,962	3.5%	—	1.2%
Subtotals	300,019	6.7%	1.1%	37.9%	267,507	6.4%	1.1%	35.1%	254,023	6.5%	1.1%	37.1%
Totals loans to clients	786,470	2.9%	2.9%	99.5%	761,135	3.0%	3.0%	99.8%	648,316	3.11%	2.9%	100.0%
Interbank loans	4,135	1.5%	—	0.5%	1,166	10.7%	—	0.2%	1	—	—	—
Totals	790,605	2.9%	2.9%	100.0%	762,301	3.0%	3.0%	100.0%	648,317	3.0%	2.9%	100.0%

	As of December 31, 2013				As of December 31, 2012
	Total Allowance	Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Allowance amount as a percentage of total allowances	Total Allowance	Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Allowance amount as a percentage of total allowances
	Ch$ million				Ch$ million
Commercial loans
Commercial loans	208,619	2.7%	1.0%	33.9%	199,841	2.7%	1.1%	36.3%
Foreign trade loans	53,005	2.9%	0.3%	8.6%	18,535	1.5%	0.1%	3.4%
Draft loans	8,376	3.0%	—	1.3%	3,033	1.5%	—	0.6%
Factoring transactions	5,054	1.6%	—	0.8%	3,683	1.1%	—	0.7%
Leasing transactions	19,177	1.4%	0.1%	3.1%	23,426	1.8%	0.1%	4.3%
Other loans and accounts receivable	12,316	10.4%	0.1%	2.0%	2,122	2.2%	—	0.4%
Subtotals	306,547	2.6%	1.5%	49.7%	250,640	2.4%	1.3%	45.7%
Residential mortgage loans
Loans with letters of credit	470	0.7%	—	0.1%	493	0.5%	—	0.1%
Mortgage mutual loans	380	0.5%	—	0.1%	936	2.0%	—	0.2%
Other mortgage mutual loans	42,456	0.8%	0.2%	6.9%	34,561	0.7%	0.2%	6.3%
Subtotals	43,306	0.8%	0.2%	7.1%	35,990	0.7%	0.2%	6.6%
Consumer loans
Installment consumer loans	221,723	10.2%	1.1%	36.1%	218,474	11.8%	1.2%	39.7%
Credit card balances	37,300	3.0%	0.2%	6.1%	38,719	3.7%	0.2%	7.0%
Consumer leasing contracts	68	2.0%	—	—	160	4.3%	—	—
Other consumer loans	5,494	2.7%	—	0.9%	5,906	3.0%	—	1.0%
Subtotals	264,585	7.3%	1.3%	43.1%	263,259	8.5%	1.4%	47.7%
Totals loans to clients	614,438	2.9%	3.0%	99.9%	549,889	2.9%	2.9%	100.0%
Interbank	495	0.4%	—	0.1%	159	0.2%	—	—
Totals	614,933	2.9%	3.0%	100.0%	550,048	2.9%	2.9%	100.0%

Based on information available regarding our borrowers, we believe that our loan loss allowances are sufficient to cover known potential losses and losses inherent in a loan portfolio of the size and nature of our loan portfolio.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.       Directors and Senior Management

Directors

We are managed by our Board of Directors, which, in accordance with our by-laws, consists of 11 directors and two alternates who are elected at our ordinary shareholders’ meetings. Except as noted below, the current members of the Board of Directors were elected by the shareholders in the ordinary shareholders’ meeting held on April 26, 2014. Members of the Board of Directors are elected for three-year terms. The term of the current Board members expires in April of 2017. On October 27, 2016, the SBIF authorized a reduction in the number of Board members from 11 to nine. This reduction and the corresponding amendment to Article 14 of the by-laws was approved by the shareholders at an Extraordinary Shareholders’ Meeting held on January 9, 2017 and will enter into force on the date of the Bank’s next Ordinary Shareholders’ Meeting, which will take place on April 26, 2017. The current principal and alternate directors will remain in office until such date.

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

Our current directors are as follows:

Directors	Position	Committees	Term Expires
Vittorio Corbo Lioi	President	Asset and Liability Committee (President)	Apr-17
Human Resources Committee (President)
Market Committee (President)
Strategy Committee (President)
Oscar von Chrismar Carvajal	First Vice President	Asset and Liability Committee (First Vice President)	Apr-17
Human Resources Committee
Market Committee (First Vice President)
Integral Risk Committee (President)
Strategy Committee
Roberto Méndez Torres	Second Vice President	Integral Risk Committee (Second Vice President)	Apr-17
Strategy Committee (Vice President)
Juan Pedro Santa Maria Perez	Director	Analysis and Resolution Committee (President)	Apr-17
Integral Risk Committee (First Vice President)
Marco Colodro Hadjes	Director	Audit Committee (President)	Apr-17
Asset and Liability Committee
Market Committee
Mauricio Larraín Garcés	Director	Audit Committee (Vice President and Financial Expert)	Apr-17
Human Resources Committee (First Vice President)

Roberto Zahler Mayanz	Director	Asset and Liability Committee (Second Vice President)	Apr-17
Integral Risk Committee
Market Committee (Second Vice President)
Lucía Santa Cruz Sutil	Director	Strategy Committee	Apr-17
Orlando Poblete Iturrate	Director	Audit Committee (Second Vice President)	Apr-17
Andreu Plaza	Director	—	Apr-17
Ana Dorrego	Director	—	Apr-17
Blanca Bustamante Bravo	Alternate Director	Human Resources Committee	Apr-17
Raimundo Monge Zegers	Alternate Director	Integral Risk Committee	Apr-17
Strategy Committee (Secretary)
Asset and Liability Committee
Analysis and Resolution Committee (First Vice President)

Vittorio Corbo Lioi has been the President of the Board since April 2014. He is one of Chile's leading economists. From 2003 to 2007, Mr. Corbo was the President of Chile's Central Bank. Since the end of his tenure there, Mr. Corbo has been a Senior Research Associate at the Centro de Estudios Públicos (CEP), a local think tank. Mr. Corbo is also member of the boards of Banco Santander Mexico, CCU Chile and an economic consultant to several large corporations in Chile and abroad. He served in senior managerial positions at the World Bank in Washington, DC (1984-1991) and has been a professor of economics in Canada, the USA and Chile. Between 1991 and 1995, Mr. Corbo was an economic advisor to the Bank, and a member of its Board of Directors between 1995 and 2003. Between 2011 and 2014, he was a board member of Banco Santander SA in Spain. Mr. Corbo is the President of the Asset and Liability Committee, the Market Committee, the Strategy Committee and the Human Resources Committee. Mr. Corbo holds a commercial engineering degree (with highest distinction) from the Universidad de Chile and a Ph.D. in economics from MIT.

Oscar von Chrismar Carvajal became Vice President of the Board on January 1, 2010, after having served as the Chief Executive Officer of Santander-Chile since August 2003. Mr. Von Chrismar is First Vice President of the Asset and Liability Committee, the Market Committee and the Integral Risk Committee. He is also a member of the Human Resources Committee and the Strategy Committee. Prior to assuming the Chief Executive officer post, he was the Manager of Global Banking. Prior to the merger, he was the former Chief Executive Officer of Old Santander-Chile since September 1997, after being General Manager of Banco Santander-Peru since September 1995. Mr. von Chrismar is also a board member of Banco Santander Argentina and Banco Santander Peru. He is also the President of Santander Consumer Chile S.A. Prior to that, Mr. von Chrismar was the manager of the Finance Division of Santander-Chile, a position that he had held since joining Santander-Chile in 1990. Mr. von Chrismar holds an Engineering degree from the Universidad de Santiago de Chile.

Roberto Méndez Torres is Second Vice President of the Board. He is a former member of the Board of Old Santander-Chile, to which he was appointed in 1996. He is Second Vice President of the Integral Risk Committee and the Strategy Committee. He is a professor of Economics at Universidad Católica de Chile. He has been Advisor to Grupo Santander-Chile since 1989. Mr. Méndez is President and Director of Adimark Chile Gfk and on the Board of the Chilean and German Chamber of Commerce. He is also a Director of Enex S.A. and President of Universia Chile S.A. Mr. Méndez is also a member of the Council of Paz Ciudadana and was a former President of ICARE. He graduated with a degree in Business Administration from Universidad Católica de Chile, and holds an MBA and a Ph.D. from the Graduate School of Business at Stanford University.

Juan Pedro Santa María Pérez became a Director on July 24, 2012 after having served as Corporate Legal Director for Grupo Santander Chile and Legal Counsel for Santander-Chile. Mr. Santa María is President of the Analysis and Resolution Committee and First Vice President of the Integral Risk Committee. Mr. Santa María joined Santander-Chile in 2002, after the merger with Banco Santiago. Previous to that he was Legal Counsel for Banco Santiago and Banco O’Higgins. He has also been President of the Legal Committee of the Asociación de

Bancos e Instituciones Financieras de Chile for over 20 years and President Pro-Tempore of the Financial Law Committee of the Federación Latinoamericana de Bancos (FELABAN). Mr. Santa María holds a degree in Law from the Pontificia Universidad Católica de Chile.

Marco Colodro Hadjes became a Director on April 19, 2005. Mr. Colodro is President of the Audit Committee and is a member of the Asset and Liability Committee and the Market Committee. He is a director of the Board of Telefónica Chile and a former director of Codelco. He is the former chairman of TVN (National Television Network) and the former vice chairman of Banco del Estado de Chile (State Bank of Chile). Prior to that, he was Foreign Trade Director at the Central Bank of Chile. Mr. Colodro holds a degree in Economics from the Universidad de Chile, and has done post-graduate studies at the École Pratique des Hautes Etudes of the University of Paris.

Mauricio Larraín Garcés became a Director in April 2014. Previously, he was President of the Board of Santander-Chile for more than two decades. He is Vice President and Financial Expert of the Audit Committee. He is also First Vice President of the Human Resources Committee. He is a member of the board of the Institute for Religious Works (IOR) in the Vatican City State. Mr. Larraín began working at Santander-Chile in 1989. Previously, he was Deputy Superintendent of Banks, Manager of External Debt at the Central Bank of Chile, and Senior Finance Specialist at the World Bank, in Washington D.C. He holds law degrees from the Pontifical Catholic University of Chile and from Harvard University.

Roberto Zahler became a Director in 2002. He is Second Vice President of the Asset and Liability Committee and the Market Committee. He is also a member of the Integral Risk Committee. Currently, he is President of the consultancy firm Zahler & Co. and serves as a consultant for the World Bank, IADB, IMF and BIS. He has been a member of the High Level Consulting Group to the IADB President, of LASFRC (Latin-American Shadow Financial Regulatory Committee) and of the Emerging Market Economies Eminent Persons Group (EMEEPG). He was President of the Board of Siemens-Chile and Director of Air Liquide-Chile and of Banco Santiago. He was also a visiting professor at the IMF’s Research Department. Between 1991 and 1996, he was President of the Central Bank of Chile and Vice President from 1989 to 1991. Prior to that he served as Chief Regional Adviser in Monetary and Financial Policy of the UN Economic Commission for Latin America and the Caribbean and was Lecturer and Researcher at the University of Chile’s School of Economics. Mr. Zahler has provided technical assistance to the central banks and finance ministries of Indonesia, Kosovo and most countries in Latin America. Mr. Zahler holds a degree in Economics from the Universidad de Chile and a Masters in Economics from the University of Chicago.

Lucía Santa Cruz Sutil became a Director on August 19, 2003. Ms. Santa Cruz is a member of the Strategy Committee. Ms. Santa Cruz holds a degree in History from King’s College, London University and an M.Phil. in History from Oxford University and holds a Doctor Honoris Causa degree from King’s College. She is a Member of the Board of the Universidad Adolfo Ibañez. Ms. Santa Cruz is also Second Vice President of Universia Chile S.A. She is Vice President of the Board of Compañía de Seguros Generales y de Vida La Chilena Consolidada,(Zurich) and member of the Advisory Board of Nestle Chile She sits on the board of non-profit cultural organizations and is also a member of the Self-Regulation Committee for Insurance Companies in Chile. She is a Member of the Academy of Social, Political and Moral Sciences of the Institute of Chile.

Orlando Poblete Iturrate became a Director on April 25, 2015. He is the Second Vice President of the Audit Committee. He previously became an Alternate Director on April 22, 2014. Since 1991 Mr. Poblete has been a professor at the Universidad Los Andes. Between 1997 and 2004, he was Dean of the Law School and since 2014 he has been Chancellor of the university. He is also a partner at the law firm Orlando Poblete & Company. He is an arbitrator of the Centro de Arbitraje y Mediación de la Cámara de Comercio de Santiago. Between 2012 and 2014, he was Chairman of Clínica Universidad de los Andes and is currently Member of the Board of the University of the Andes. He has also been a Professor of Law at the University of Chile. Mr. Poblete is a lawyer from the University of Chile and has masters from the same university.

Andreu Plaza became a Director in March 2016. Mr. Plaza was appointed as senior executive vice president of T&O Division in Santander Group on January 2015. He is Santander’s Chief Technology Officer and a member of the management committee. Mr. Plaza joined the Group in 2012 as the technology and operations director for the retail and business banking segments in Santander UK.  He has been a senior executive vice president and member of the Management Committee of Caixa Catalunya since 1998 and has also been a member of the boards of Servired and Aula Escola Europea.  He has a graduate in Mathematics from the Universitat Autónoma de Barcelona. He also has various Master’s degrees in Finance and Banking from Stanford University, Insead, The Wharton School and ESADE.

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

Blanca Bustamante Bravo became an Alternate Director on April 28, 2015. She is also a member of the Human Resources Committee. In 1998, she joined Viña Concha y Toro as Head of Investor Relations with the responsibility to present business strategy and achievements of the company to the financial community, a position held until 2010. In parallel, in May 2001, she became Assistant Manager of Corporate Communications. In 2011, she became responsible for relations with the community in order to focus the efforts of the company in projects that create value for the community and the environment in which it operates. Since 2013, she is a director in the Center for Research & Innovation for Concha y Toro which focus is to develop technology and knowledge transfer to the industry. She holds a degree in business from Universidad Católica de Chile.

Raimundo Monge Zegers became an Alternate Director on April 29, 2003. Mr. Monge is Corporate Director of Strategic Planning for Grupo Santander-Chile and is CEO of Santander Chile Holding S.A. He is First Vice President of the Analysis and Resolution Committee. He is also currently a member of the Asset and Liability Committee, the Integral Risk Committee and Secretary of the Strategy Committee. He is also President of Santander Inversiones S.A., Santander S.A. Sociedad Securitizadora and Santander Factoring S.A. He is a Director of Teatinos Siglo XXI Inversiones S.A. and Bansa Santander S.A. Mr. Monge has a degree in business from the Universidad Católica de Chile and an MBA from the University of California, Los Angeles.

Senior Management

Our senior managers are as follows:

Senior Manager	Position	Date Appointed
Claudio Melandri	Chief Executive Officer	Jan-10
Miguel Mata	Deputy General Manager	Apr-16
Matias Sanchez	Director of Retail Banking	Mar-16
Fred Meller	Director of Global Corporate Banking	Jan-11
Jose Manuel Manzano	Director of Middle-Market	Apr-16
Emiliano Muratore	Chief Financial Officer	Apr-16
Guillermo Sabater	Financial Controller	Nov-15
Franco Rizza	Director of Risk	Feb-14
Ricardo Bartel	Director of Technology and Operations	Oct-14
María Eugenia de la Fuente	Director of Human Resources	Jun-15
Sergio Avila	Director of Administration and Costs	Mar-15
Felipe Contreras	Chief Accounting Officer	Oct-08
Carlos Volante	Manager Clients and Service Quality	Jan-14
Cristian Florence	General Counsel	Sep-12
Ricardo Martinez	Director of Internal Audit	Sep-13

Claudio Melandri became the Chief Executive Officer of Santander-Chile in January 2010 after being our Retail Banking Manager since February 21, 2008. He started his career at Santander-Chile in 1990 becoming a regional branch manager and manager of Santander-Chile’s branch network. He was also a Vice President at Banco Santander Venezuela from 2005 to 2007. In 2007, he was appointed Corporate Director of Human Resources of Banco Santander-Chile. He is also President of Santander Chile Holding S.A. and First Vice President of Universia Chile S.A. Mr. Melandri has a Business Degree from the Universidad Tecnológica Metropolitana in Chile and holds a Master’s degree in Business Administration from the Universidad Adolfo Ibañez.

Miguel Mata became the Deputy General Manager for Santander-Chile on April 2016. Previously, between 2011 and 2016, he was the Chief Financial Officer for Santander-Chile. Prior to that, he served in several staff positions related to business strategy. Mr. Mata joined Santander-Chile in 2002 when Santander-Chile merged with Banco Santiago. Previously he was the Financial Controller of Banco Santiago. Mr. Mata is also a Director of Santander Consumer Chile S.A., Teatinos Siglo XXI Inversiones S.A. and Santander Chile Holding S.A. He has been working in the banking industry since 1990, when he joined Banco O’Higgins, one of the predecessors to Banco Santiago. Mr. Mata holds a degree in Engineering from Universidad Católica de Chile.

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

José Manuel Manzano became Director of our Middle-market banking segment on April 1, 2016. Prior to that he was Manager of Personnel, Organization and Cost of Banco Santander Chile since September 2013. Prior to that he was Corporate Director of Risk since July 2007, and Corporate Director of Human Resources for Santander-Chile since October 31, 2002. Previously, he served as Manager of Human Resources for Old Santander-Chile since 1999. He was also General Manager of Santander Fund Management and Managing Director of Bancassurance. He is also a Director of Teatinos Siglo XXI Inversiones S.A., Santander Chile Holding S.A., Santander Asset Management S.A. and Santander Factoring S.A. Mr. Manzano holds an MBA and a degree in Business from Universidad Católica de Chile.

Emiliano Muratore became the Chief Financial Officer for Santander-Chile in April 2016. Before becoming Chief Financial Officer, he spent eight years as the head of the ALM division. Prior to joining Santander Chile in 2006, Mr. Muratore worked at Santander’s headquarters in Madrid for 4 years and, before that, at Santander’s unit in Argentina for 4 years. He is also a Director of Santander Chile Holding S.A. and Santander Factoring S.A. Mr. Muratore has a degree in business from Universidad Católica Argentina in Buenos Aires and a postgraduate degree in finance from Universidad de San Andrés in Buenos Aires. Currently, he is chairman of the Finance Committee at Chile’s Banking Association.

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

Franco Rizza became Director of Risk in February 2014. Previously, he was director of Global Collections & Recoveries in the Madrid headquarters, covering all countries where the Group has commercial banking activities outside Spain. Between 2010 and 2013 he was the Chief Risk Officer of Banco Santander Risk in Uruguay. He joined the Group in 1989 in Argentina, where he held various positions, including Regional Manager, Product Manager and Retail Credit Risk Manager. He is also a Director of Santander Consumer Chile S.A. He has completed studies in Business and Risk Management in Argentina and Spain

Ricardo Bartel became the Director of Technology and operation in October 2014. His also Director of Isban Chile S.A. Prior to working at the Bank he held various positions at CCU including CFO between 1990 and 2005. He was also CFO at Madeco form 2005-2006. Between 2007 and 2008 he was Commercial Manager of Viña San Pedro. Following that he was CEO of Empresas Relsa S.A. and CEO of Laboratorio Mayer between 2011 and 2013. Mr. Bartel has a Civil Engineer degree from Universidad Católica de Chile with an MBA from the same university.

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

Sergio Avila is Director of Administration and Costs. He has worked at Banco Santander Chile for 19 years in Asset Management, Corporate Finance, Retail banking, Middle-market and Risks. Mr. Avila is also Director of Santander S.A. Sociedad Securitizadora. Mr. Avila has a BS and MS in Civil Engineering Degree from the Universidad Católica.

Felipe Contreras was named Chief Accounting Officer of Santander-Chile in October 2008. He has worked for 14 years in our Accounting Department, most recently as Manager of the Consolidation and Reporting Departments, overseeing our Chilean, U.S. and Spanish GAAP reporting requirements. He is also General Manager of Gesban Santander Servicios Profesionales Contables Ltda. Mr. Contreras is a Public Accountant from the University of Santiago and is currently a candidate to a Masters in Advanced Finance from the Universidad Adolfo Ibáñez.

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

B.       Compensation

For the year ended December 31, 2016, the aggregate amount of compensation paid by us to all of our directors, executive officers and management members was Ch$37,328 million (U.S.$56.1 million). For the year ended December 31, 2016, the aggregate amount of compensation paid by us to all of our directors was Ch$1,269 million (U.S.$1.9 million), in monthly stipends. At our annual shareholder meeting held on April 26, 2016, shareholders were asked to approve a monthly stipend per director of UF 230 (U.S.$9,099), UF 460 (U.S.$18,198) for the Chairman of the Board and UF 345 (U.S.$13,649) for the Vice-Chairman of the Board. This amount will be increased by UF 30 per month (U.S.$1,187) if a Board member is named to one or more committees of the Board. The additional amount will be UF 60 (U.S.$2,374) for the President of a committee and UF 45 (U.S.$1,780) for the Vice President of a committee. Shareholders were also asked to approve the Audit Committee 2015 remuneration for its members. The remuneration is a 33% additional compensation over the monthly stipend received by a regular board member, or UF 77 (U.S.$3,046), totaling a monthly stipend of UF 307 (U.S.$12,145). This remuneration is in line with the new Chilean corporate governance law. In addition, we pay certain directors professional service fees for the consulting services that they render to us in their fields of expertise. For the year ended December 31, 2016, payments to our directors for consulting fees totaled Ch$703 million (U.S.$1.1 million).

Santander-Chile and its affiliates have designed variable-compensation plans for their employees, based on performance targets and objectives, the achievement of which are evaluated and paid on a quarterly and/or annual basis.

Share-based compensation (settled in cash)

In accordance with IFRS 2, equity instruments settled in cash are allocated to executives of the Bank and its Subsidiaries as a form of compensation for their services. The Bank measures the services received and the cash obligation at fair value at the end of each reporting period and on the settlement date, recognizing any change in fair value in the income statement for the period. For the years ended December 31, 2016, 2015 and 2014, share-based compensation amounted to Ch$331 million, Ch$66 million and Ch$310 million.

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

If the working relationship between the manager and the respective company ends, before s/he fulfills the abovementioned requirements, s/he will have no rights under this benefit plan. In the event of the executive’s death or total or partial disability, s/he will be entitled to receive this benefit. The Bank will make contributions to this benefit plan on the basis of mixed collective insurance policies whose beneficiary is the Bank. The life insurance company with whom such policies are executed is not an entity linked or related to the Bank or any other Santander Group company. Plan Assets owned by the Bank at the end of 2016 totaled Ch$6,612 million (Ch$6,945 million in 2015).The amount of the defined benefit plans has been quantified by the Bank, based on the following criteria:

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

Actuarial hypothesis assumptions:

Actuarial assumptions with respect to demographic and financial variables are non-biased and mutually compatible with each other. The most significant actuarial hypotheses considered in the calculations were:

	Plans post-employment	Plans post-employment
	2016	2015

Mortality chart	RV-2014/CB-2014	RV-2009
Termination of contract rates	5.0%	5.0%
Impairment chart	PDT 1985	PDT 1985

Assets related to the pension fund contributed by the Bank into the Seguros Euroamérica insurance company with respect to defined benefit plans are presented as net of associated commitments. Activity for post-employment benefits is as follows:

	As of December 31,
	2016	2015
	Ch$mn
Plan assets	6,612	6,945
Commitments for defined-benefit plans
For active personnel	(4,975)	(5,070)
Incurred by inactive personnel	—	—
Minus:
Unrealized actuarial (gain) losses	—	—
Balances at year end	1,637	1,875

Year’s cash flow for post-employment benefits is as follows:

	For the years ended December 31,
	2016	2015	2014
	Ch$mn

a) Fair value of plan assets
Opening balance	6,945	6,495	5,171
Expected yield of insurance contracts	335	432	446
Employer contributions	886	18	878
Actuarial (gain) losses	—	—	—
Premiums paid	—	—	—
Benefits paid	(1,554)	—	—
Fair value of plan assets at year end	6,612	6,945	6,495
b) Present value of obligations
Present value of obligations opening balance	(5,070)	(4,639)	(3,244)
Net incorporation of Group companies	—	—	—
Service cost	150	(431)	(1,395)
Interest cost	—	—	—
Curtailment/settlement effect	—	—	—
Benefits paid	—	—	—
Past service cost	—	—	—
Actuarial (gain) losses	—	—	—
Other	(55)	—	—
Present value of obligations at year end	(4,975)	(5,070)	(4,639)
Net balance at year end	1,637	1,875	1,856

Plan expected profit:

	As of December 31,
	2016	2015	2014
Type of expected yield from the plan’s assets	UF + 2.50% annual	UF + 2.50% annual	UF + 2.50% annual
Type of yield expected from the reimbursement rights	UF + 2.50% annual	UF + 2.50% annual	UF + 2.50% annual

Plan associated expenses:

	For the years ended December 31,
	2016	2015	2014
	(in millions of Ch$)

Current period service expenses	(150)	431	1,395
Interest cost	—	—	—
Expected yield from plan’s assets	(335)	(432)	(446)
Expected yield of insurance contracts linked to the Plan:	—	—
Extraordinary allocations	—	—	—
Actuarial (gain)/ losses recorded in the period	—	—	—
Past service cost	—	—	—
Other	—	—	—
Total	(485)	(1)	949

C.     Board Practices

Audit Committee

Board member	Position in Committee
Marco Colodro	President
Mauricio Larraín Garcés	First Vice President and Financial Expert
Orlando Poblete	Second Vice President

The Audit Committee (Comité de Directores y Auditoría) is comprised of three members of the Board of Directors. The Committee Secretary is Juan Pedro Santa María. The Chief Executive Officer, General Auditor and other persons from the Bank can be invited to the meetings if necessary and are present on specific matters. This Committee’s primary responsibility is to support the Board of Directors in the continuous improvement of our system of internal controls, which includes reviewing the work of both the independent registered public accounting firm and the Internal Audit Department. The committee is also responsible for analyzing observations made by regulatory entities of the Chilean financial system about us and for recommending measures to be taken by our management in response. The external auditors are recommended by this committee to our Board of Directors and appointed by our shareholders at the annual shareholders’ meeting.

This committee is also responsible for:

•	Presenting to the Board of Directors a list of candidates for the selection of an external auditor.

•	Presenting to the Board of Directors a list of candidates for the selection of rating agencies.

•	Overseeing and analyzing the results of the external audit and the internal reviews.

•	Coordinating the activities of internal auditing with the external auditors’ review.

•	Overseeing and coordinating the Bank’s operational risk policies.

•	Analyzing the interim and year-end financial statements and reporting the results to the Board of Directors.

•	Analyzing the external auditors’ reports and their content, procedures and scope.

•	Analyzing the rating agencies’ reports and their content, procedures and scope.

•	Obtaining information regarding the effectiveness and reliability of the internal control systems and procedures.

•	Analyzing the information systems performance, and its sufficiency, reliability and use in connection with decision-making processes.

•	Obtaining information regarding compliance with the company’s policies regarding the due observance of laws, regulations and internal rules to which the company is subject.

•	Investigating suspicious and fraudulent activities (including conflicts).

•	Analyzing the reports of the inspection visits, instructions and presentations of the SBIF.

•	Obtaining information, analyzing and verifying the company’s compliance with the annual audit program prepared by the internal audit department.

•	Informing the Board of Directors of accounting changes and their effects.

Integral Risk Committee

Board member	Position in Committee
Oscar von Chrismar	President
Juan Pedro Santa María	First Vice President
Roberto Méndez	Second Vice President
Raimundo Monge	Member
Roberto Zahler	Member

The Integral Risk Committee is responsible for reviewing and monitoring all risks that may affect us, including reputational risk, allowing for integral risk management. This committee serves as the governing body through which the Board supervises all risk functions and defines risk appetite levels. The committee also evaluates the adequacy of our systems for measurement and control of risks. This Committee includes the Vice President of the Board and five Board members.

Asset and Liability Committee (ALCO)

The ALCO includes the President of the Board and four additional members of the Board, the Deputy Chief Executive Officer, the Chief Financial Officer, the Corporate Financial Controller, the Manager of the Financial Management Division, the Manager of Market Risk, the Manager of the Treasury Division, and other senior members of management. The ALCO meets monthly. All limits reviewed by the ALCO are measured and prepared by the Market Risk Department. The non-Board members of the ALCO meet weekly to review liquidity, funding, capital and market risk related matters.

Board member	Position in Committee
Vittorio Corbo	President
Oscar von Chrismar	First Vice President
Roberto Zahler	Second Vice President
Marco Colodro	Member
Raimundo Monge	Member

The main functions of the ALCO are:

•	Making the most important decisions regarding inflation risk and exposure, interest rate risk, funding, capital and liquidity levels.

•	Review of the evolution of the most relevant local and international markets and monetary policies.

Analysis and Prevention of Money Laundering Committee

Board member	Position in Committee
Juan Pedro Santa María	President
Raimundo Monge	First Vice President

This Committee defines and controls the policies regarding anti-money laundering and financing of terrorism in line with Chilean law and Grupo Santander’s governance. In addition to Mr. Santa María and Raimundo Monge, members of senior management from the legal, risk and compliance departments, among others, are also a part of this committee. This committee also interacts with government agencies involved in the analysis and prevention of money laundering and financing of terrorism.

Market Committee

The Market Committee includes the Vice President of the Board, three additional members of the Board, the Chief Executive Officer, the Deputy Chief Executive Officer, the Director of Global Corporate Banking, the Chief Financial Officer, the Manager of the Treasury Division, the Manager of the Financial Management Division, the Manager of Market Risk, the Financial Controller and other senior members of management.

Board member	Position in Committee
Vittorio Corbo	President
Oscar von Chrismar	Vice President
Roberto Zahler	Second Vice President
Marco Colodro	Member

The Market Committee is responsible for:

•	Establishing a strategy for the Bank’s trading portfolio and risk appetite.

•	Net exposure to foreign currency

•	Establishing the Bank’s policies, procedures and limits with respect to its trading portfolio. The Bank’s Market Risk Department measures all risks and limits and reports these to the Market Committee.

•	Reviewing the evolution of the most relevant local and international markets and monetary policies.

Strategy Committee

Board member	Position in Committee
Vittorio Corbo	President
Roberto Méndez	Vice President
Oscar von Chrismar	Member
Lucía Santa Cruz	Member
Raimundo Monge	Secretary

The Strategy Committee is in charge of our strategic planning process and follow-up, as well as the identification of broad business opportunities and threats. The Strategy Committee is comprised of the President of the Board and four additional Board members.

Human Resources Committee

Board member	Position in Committee
Vittorio Corbo	President
Mauricio Larraín	Vice President
Oscar Von-Chrismar	Member
Blanca Bustamante	Member

The Human Resources Committee is led by the President of the Board and three additional Board members, the Chief Executive Officer, the Deputy Chief Executive Officer, the Director of Human Resources and other senior managers. The Human Resources Committee dictates guidelines on management and general human resources policies, including incentive, selection, promotion and training policies.

D.    Employees

As of December 31, 2016, on a consolidated basis, we had 11,354 employees, 10,865 of whom were bank employees, 86 of whom were employees of our subsidiaries and 656 were employees of entities controlled by the Bank through other considerations. We have traditionally enjoyed good relations with our employees and their unions. Of the total headcount of us and our subsidiaries, 8,192 or 72.2% were unionized. In May 2014, a new collective bargaining agreement was signed with the main unions, which went into effect on January 1, 2014 and which expires on December 31, 2018, though it may be renegotiated ahead of schedule with the consent of management and the union. We generally apply the terms of our collective bargaining agreement to unionized and non-unionized employees. The following chart summarizes the number of employees employed by the bank.

Employees	As of December 31, 2016
Executives	710
Professionals	5,878
Administrative	4,766
Total	11,354

E.     Share Ownership

No director or executive officer owns more than 1% of the shares of Santander-Chile. As of December 31, 2016, the following directors and executives held shares in Santander-Chile:

Directors	Shares
Mauricio Larraín Garcés	568

Santander-Chile currently does not have any arrangements for involving employees in its capital and there is no systematic arrangement for grant of options or shares or securities of Santander-Chile to them. In accordance with IFRS 2, equity instruments settled in cash are allocated to executives of the Bank and its Subsidiaries as a form of compensation for their services. See “Item 6—Directors, Senior Management and Employees—Compensation” for more details.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major Shareholders

Santander Spain controls Santander-Chile through its holdings in Teatinos Siglo XXI Inversiones S.A. and Santander Chile Holding S.A., which are controlled subsidiaries. Santander Spain has control over 67.18% of our shares and actual participation, excluding non-controlling shareholders that participate in Santander Chile Holding, S.A. of 67.06%.

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

The number of outstanding shares of Santander-Chile (of which there is only one class, being ordinary shares) at December 31, 2016, was 188,446,126,794 shares, without par value. Santander-Chile’s shares are listed for trading on the Chilean Stock Exchanges and on the NYSE in connection with the registration of ADRs. The market capitalization of Santander-Chile at December 31, 2016 on the Chilean stock exchange was Ch$7,021,503 million and U.S.$10,303 million on the NYSE. At December 31, 2016, Santander-Chile had 11,592 holders of its ordinary shares registered in Chile, including The Bank of New York Mellon as Depositary (the “Depositary”) of Santander-Chile’s ADS Program. Other than the information disclosed in this section, there are no arrangements to the knowledge of Santander-Chile that can result in a change of control of Santander-Chile. As of December 31, 2016, there were a total of 25 ADR holders on record. Since some of these ADRs are held by nominees, the number of record holders may not be representative of the number of beneficial holders.

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

he Bank also considers the companies that are part of the Santander Group worldwide as related parties, given that all of them have a common parent, i.e., Santander Spain. The table below shows loans and accounts receivable and contingent loans with related parties. For more information, see “Note 34—Transactions with Related Parties” in our Audited Consolidated Financial Statements appearing elsewhere in this Annual Report:

	As of December 31,
	2016				2015				2014
	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn

Commercial loans	81,687	533	4,595	7,100	77,388	565	5,841	1,963	51,647	9,614	4,348	8,743
Mortgage loans	—	—	18,046	—	—	—	20,559	—	—	—	19,941	—
Consumer loans	—	—	3,783	—	—	—	2,274	—	—	—	2,798	—
Loans and accounts receivables	81,687	533	26,424	7,100	77,388	565	28,674	1,963	51,647	9,614	27,087	8,743
Allowance for loan losses	(209)	(35)	(87)	(34)	(213)	(190)	(62)	(20)	(139)	(10)	(46)	(18)
Net loans	81,478	498	26,337	7,066	77,175	375	28,612	1,943	51,508	9,604	27,041	8,725
Guarantees	434,414	—	23,636	5,486	499,803	—	25,493	1,632	409,339	—	23,896	1,289
Contingent loans
Personal guarantees	—	—	—	—	—	—	—	—	—	—	—	—
Letters of credit	27,268	—	—	—	29,275	—	—	—	16,000	—	—	11
Guarantees	437,101	—	—	—	510,309	—	—	2	432,802	—	—	762
Contingent loans	464,369	—	—	—	539,584	—	—	2	448,802	—	—	773
Allowance for contingent loans	(5)	—	—	—	(11)	—	—	—	(12)	—	—	—
Net contingent loans	464,364	—	—	—	539,573	—	—	2	448,790	—	—	773

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

The largest related party loan, which matures on July 30, 2018 and has an annual rate of U.S.$ + 0.0%, by the Bank is to Banco Santander Spain S.A., corresponds to a performance bond (boleta de garantía) and had an amount outstanding of U.S.$28 million, which was guaranteeing a corporate foreign trade loan. As this operation is a contingent loan, the Bank charges a fee which was 0.25% per quarter.

The table below shows all other assets and liabilities with related parties:

	As of December 31,
	2016				2015				2014
	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other
	(in millions of Ch$)

Assets
Cash and deposits in banks	187,701	—	—	—	23,578	—	—	—	193,377	—	—	—
Trading investments	—	—	—	—	—	—	—	—	—	—	—	—
Obligations under repurchase agreements	—	—	—	—	—	—	—	—	—	—	—	—
Financial derivative contracts	742,851	33,433	—	—	771,774	24,773	—	—	995,468	—	—	—
Available-for-sale investments	—	—	—	—	—	—	—	—	—	—	—	—
Other assets	4,711	67,454	—	—	3,218	19,101	—	—	2,776	—	—	—
Liabilities
Deposits and other demand liabilities	6,988	7,141	2,883	630	9,987	8,535	2,454	1,373	5,061	1,168	2,403	4,602
Obligations under repurchase agreements	56,167	—	—	—	12,006	—	—	—	47,010	—	—	—
Time deposits and other time liabilities	1,545,771	621	2,365	1,984	1,360,572	234	2,728	898	269,381	2,320	81,079	81,079
Financial derivative contracts	954,575	54,691	—	—	1,323,996	23,326	—	—	1,395,507	—	—	—
Issued debt instruments	484,548	—	—	—	398,565	—	—	—	336,323	—	—	—
Other financial liabilities	8,970	—	—	—	2,409	—	—	—	846	—	—	—
Other liabilities	446	44,329	—	—	376	19,541	—	—	771	—	—	—

Other transactions with related parties

During the years ended December 31, 2016, 2015, and 2014, the Bank had the following significant income (expenses) from services provided to (by) related parties:

	For the years ended December 31,
	2016				2015				2014
	Companies of the Group	Associated Companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated Companies	Key personnel	Other
	(in millions of Ch$)
Interest income and inflation-indexation adjustments	(39,279)	40	1,164	115	(10,986)	—	1,664	116	(11,130)	25	1,963	(2,509)
Fee and commission income and expenses	38,167	45	204	20	35,955	77	208	39	30,591	84	230	167
Net income (expense) from financial operations and net foreign exchange gain (loss) (*)	(343,963)	(48,373)	(88)	2	(321,985)	(16,845)	15	6	(315,918)	—	20	(10,051)
Other operating income and expenses	931	(2,239)	—	—	955	(1,027)	—	—	1,158	—	—	—
Key personnel compensation and expenses	—	—	(37,328)	—	—	—	(39,323)	—	—	—	(31,361)	—
Administrative and other expenses	(35,554)	(43,115)	—	—	(30,591)	(41,691)	—	—	(30,342)	(33,961)	—	—
Total	(379,698)	(93,642)	(36,048)	137	(326,652)	(59,486)	(37,436)	161	(325,641)	(33,852)	(29,148)	(12,393)

(*)	Primarily relates to derivative contracts used to financially cover exchange risk of assets and liabilities that cover positions of the Bank and its subsidiaries.

Only transactions with related parties equal to or greater than UF 5,000 (Ch$132 million) are included individually in the table above. Transactions with related parties between UF 1,000 and up to UF 5,000 are included in other transactions with related parties. All transactions were conducted at arm’s length.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Financial Information

See “Item 18. Financial Statements.”

Legal Proceedings

We are subject to certain claims and are party to certain legal and arbitration proceedings in the normal course of our business, including claims for alleged operational errors. We do not believe that the liabilities related to such claims and proceedings are likely to have, in the aggregate, a material adverse effect on our consolidated financial condition or results of operations. For the year ended December 31, 2016, the Disclosure Committee of Santander-Chile has defined a significant legal proceeding as that implying an estimated incurred loss greater than 0.18% of the average of pre-tax net income in the last three years. As of December 31, 2016, this cut-off totaled Ch$1,027 million (U.S.$1.5 million). As of December 31, 2016, there were no legal proceedings exceeding that amount. There are no material proceedings in which any of our directors, any members of our senior management, or any of our affiliates is either a party adverse to us or our subsidiaries or has a material interest adverse to us or our subsidiaries.

Upon the recommendation of our legal advisors, we estimate that our aggregate liability if all legal proceedings were determined adversely to us could result in significant losses not estimated by us. As of the date of the Audited Consolidated Financial Statements, the Bank and its affiliates were subject to certain legal actions in the normal course of their business. As of December 31, 2016, the Bank and its subsidiaries have provisions for these legal actions of Ch$1,194 million and Ch$48 million, respectively (Ch$1,803 million and Ch$118 million as of December 31, 2015), which are included in “Provisions” in the Audited Consolidated Statements of Financial Position as provisions for contingencies.

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

	Santiago Stock Exchange		NYSE
	Common Stock		ADS
	High	Low	High	Low
	(Ch$ per share)		(U.S.$ per ADS)
Annual Price History
2012	41.01	31.40	33.96	26.10
2013	36.23	27.62	30.59	21.38
2014	37.32	26.81	26.91	19.19
2015	34.77	29.52	22.61	17.38
2016	38.05	29.10	23.48	15.98
Quarterly Price History
2015
1st Quarter	33.98	29.52	21.71	19.02
2nd Quarter	34.77	31.71	22.61	20.02
3rd Quarter	34.51	31.44	21.04	17.88
4th Quarter	33.96	30.33	20.23	17.38
2016
1st Quarter	33.47	29.10	19.74	15.98
2nd Quarter	33.89	30.84	20.24	17.99
3rd Quarter	36.47	31.62	22.51	19.18
4th Quarter	38.05	34.09	23.48	20.52
Monthly Price History
Oct-16	36.55	34.09	22.85	20.52
Nov-16	38.05	36.50	23.00	21.66
Dec-16	38.05	35.45	23.48	21.07
Jan-17	37.19	35.11	22.21	21.59
Feb-17	35.76	34.65	22.15	21.36
Mar-17 (through March 22, 2017)	40.02	36.88	24.11	22.41

B.	Plan of Distribution

Not applicable

C.	Nature of Trading Market

Nature of Trading Market

Shares of our common stock are traded on the Chilean Stock Exchanges. Each ADS represents 400 shares of common stock. ADRs have been issued pursuant to the amended and restated deposit agreement dated as of August 4, 2015. As of December 31, 2016, 87,002,334 ADSs were outstanding (equivalent to 34,800,933,671 shares of common stock or 18.47% of the total number of issued shares of common stock).

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

The legal predecessor of Santander-Chile was Banco Santiago (Santiago). Santiago was incorporated by public deed dated September 7, 1977 granted at the Notary Office of Alfredo Astaburuaga Gálvez. Santiago received its permission to incorporate and function as a bank by Resolution No. 118 of the SBIF on October 27, 1977. The Bank’s by-laws were approved by Resolution No. 103 of the SBIF on September 22, 1977. In January 1997, Santiago merged with Banco O’Higgins’ with Santiago as the surviving entity. In 1999, Santiago became a controlled subsidiary of Santander Spain. On January 9, 2017 in an Extraordinary Shareholder Meeting, the shareholders’ approved an amendment of the Bank’s Articles of Incorporation.

Our official name is Banco Santander-Chile and Banco Santander and Santander can also be used (formerly: Banco Santander Santiago, Santander Santiago could also be used, but these names were eliminated in the new Articles of Incorporation).

The Bank has a single series of capital stock, which amounts to Ch$891,302,881,691, divided into 188,446,126,794 registered shares with no par value. The capital stock is fully subscribed for, deposited, and paid up. Each share represents one vote and there are no special classes of shares with different rights. Our by-laws do not include any condition that is more significant than required by law to change the right of shareholders.

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

Santander-Chile is a bank providing a broad range of commercial and retail banking services, as well as a variety of financial services. Our objects and purposes can be found in Article 4 of our by-laws.

Board of Directors and Managers

Currently, the Board of Directors has 11 regular members and two alternate members, elected by shareholder vote at Ordinary Shareholders’ Meetings. The directors may be either shareholders or non-shareholders of the Company. There is no age limit for directors. On October 27, 2016, the SBIF authorized a reduction in the number of Board members from 11 to nine. This reduction and the corresponding amendment to Article 14 of the by-laws was approved by the shareholders at an Extraordinary Shareholders’ Meeting held on January 9, 2017 and will enter into force on the date of the Bank’s next Ordinary Shareholders’ Meeting, which will take place on April 26, 2017. The current principal and alternate directors will remain in office until such date. The directors may be shareholders or persons who are not members of the company.

The directors shall hold office for three years and may be indefinitely re-elected, and their terms of office shall be renewed in their entirety at the conclusion of each term of office. If the Ordinary Shareholders’ Meeting at which periodic elections of directors occur is not held at the stipulated time for any reason, the incumbency of those who have completed their terms shall be understood to be extended until their replacements are appointed, and the Board shall be obligated to summon a Shareholders’ Meeting to make said appointments within thirty days.

The directors shall be compensated for their service. The amount of their compensation shall be fixed annually at the Ordinary Shareholders’ Meeting. Such compensation shall be in addition to any salaries, fees, travel expenses, representation expenses, payments due as delegates of the Board, or other stipends in money, kind, or royalties of any class, whether assigned to particular directors at the Ordinary Shareholders’ Meeting or by Board approval, for specific functions or work above and beyond their obligations as directors which have been entrusted to them precisely at the Ordinary Shareholders’ Meeting or by the Board. A detailed and separate record of these special compensations must be made in the Annual Report, indicating the full name of each director who has received them.

Without prejudice to other legal disqualifications or conflicts of interest, the following persons cannot serve as directors: (a) a person who has been convicted or is on trial for crimes penalized with a principal or accessory penalty of temporary suspension or permanent disqualification to hold public positions or offices; (b) a debtor subject to a pending insolvency procedure for liquidation, (c) legislators; (d) directors or employees of any other financial institution; (e) employees of the Office of the President of the Republic or employees or officials of the Treasury or of the Services, Fiscal or Semi-Fiscal Institutions, Autonomous Agencies, State-Owned Enterprises, and generally all the Public Services created by law, as well as those of companies, partnerships, or public or private entities to which the State or its companies, partnerships, or centralized or decentralized institutions have contributed the majority capital or a proportion equal thereto, or have a similar representation or participation, provided that the limitation prescribed in this letter (e) shall not apply to persons who hold teaching positions; and (f) Bank employees.

In the elections of directors, each shareholder shall have one vote per share held or represented, and may cast all such votes in favor a single candidate or distribute them as deemed convenient; those who receive the largest number of votes in an election shall be proclaimed as elected, until the number of persons to be elected is reached. Elections of principal and alternate directors must be held separately. To proceed to a vote, the Chairman and the Secretary, jointly with the persons who have previously been designated at the Ordinary Shareholders’ Meeting to sign the minutes thereof, must make a documentary record of the votes which are cast through voice vote by the shareholders present, according to the list of attendance. However, any shareholder shall be entitled to vote on a ballot signed by him, stating whether he signs on his own behalf or as a proxy. In any event, to facilitate the casting or speed of a vote, the Chairman of the Bank or the Superintendency, if applicable, may order an alternative procedure or permit either a voice vote or a ballot vote, or any other procedure stipulated as adequate for the purpose. In counting the results, the Chairman shall read out the votes cast aloud so that all the persons present can count the votes themselves and the truthfulness of the result can be verified. The Secretary shall add up the votes and the Chairman shall announce the candidates that receive the largest majorities and proclaim them thereby elected, until the number of persons to be elected is reached. The Secretary shall place the document reflecting the vote count, signed by the persons responsible for taking note of the votes cast, as well as the ballots delivered by the shareholders who did not vote by voice, in an envelope which shall be closed and sealed with the corporate seal, and shall be kept on file at the Bank for at least two years.

Every election to the Board, or every change to the composition of the Board, must be recorded in a public deed executed before a Notary, published in a Santiago newspaper, and reported to the SBIF by sending an authorized copy of the respective public deed. The appointments of the General Manager and Assistant Deputy Manager must likewise be reported and converted into a public deed.

Vacancies that arise when a director ceases to be able to perform his or her duties, either because he becomes subject to any conflict of interest, limitation, or legal disqualification or because he is subject to a pending insolvency procedure for liquidation, or due to impossibility of serving, unjustified absence, death, resignation, or for another legal cause, shall be filled in the following manner: (a) vacancies of principal directors by alternate directors; and (b) in case of vacancies of alternate directors because of the application or circumstances not provided for in letter (a) above, or vacancies of principal directors which could not be filled as provided for in this letter because the alternate directors have become principal directors, the appropriate replacements shall be appointed at the first Ordinary Shareholders’ Meeting to be held. The directors so designated shall remain in office until the next Ordinary Shareholders’ Meeting, at which the definitive appointments shall be made for the time remaining to complete the replaced directors’ terms.

The alternate directors may always take part in a Board meetings and have the right to speak at any such meeting. However, they shall have the right to vote only when they replace a principal director.

The Board shall separately elect a Chairman, a First Vice Chairman, and a Second Vice Chairman from among its members at the first meeting held after the Shareholders’ Meeting has appointed it or at its first meeting held after the persons in question have ceased to hold the position for any reason. In case of a tie vote, the person who chairs the meeting shall have the tie-breaking vote.

The Board meetings shall be held at the company’s domicile unless the directors unanimously resolve to hold a particular session at a different location or all the directors participate in any such meeting held at a different location. The Board shall meet in ordinary session at least once a month, on the days and at the times the Board designates, and additionally, in extraordinary sessions from time to time when summoned by the Chairman at his or her own initiative or at the request of three or more directors, following the Chairman’s determination of the need for a meeting, unless it is requested by an absolute majority of the incumbent directors, in which case the meeting must necessarily be held without the need for a prior determination. Only the topics specifically stated in the notice of meeting may be addressed at extraordinary meetings, unless all the incumbent directors are present and they unanimously agree otherwise. Summonses to extraordinary meetings shall be made in accordance with and in the form prescribed by law.

The quorum for Board meetings shall be the absolute majority of the number of directors entitled to vote as prescribed in our by-laws. Resolutions shall be adopted by the absolute majority of the directors present who are entitled to vote. In case of a tie vote, the person who chairs the meeting shall have the tie-breaking vote. Directors who, though not present, are in simultaneous and permanent communication through technological means which have been authorized by the SBIF shall be understood to participate in the meetings.

Directors who have an interest in a business dealing, legal act, contract, or operation or transaction not specifically of a banking nature, or as representatives of another person, must inform the other directors thereof. The respective resolutions shall be approved by the Board and must be in accordance with conditions of equity similar to those customarily prevailing in the market; they shall be disclosed at the next Ordinary Shareholders’ Meeting by the person who chairs such meeting.

A record of the Board’s deliberations and resolutions shall be made in a special minute book to be kept by the Secretary. The minutes must be consecutively numbered, with one numbering sequence assigned to ordinary meetings and another to extraordinary meetings, and they must be signed by the directors who took part in the meeting and the Secretary or the person who performs his or her functions. A director who believes certain minutes contain inaccuracies or omissions is entitled to record his or her reservations prior to signing them. Resolutions may be carried out without the need to approve the minutes at a subsequent meeting. If any of the persons present dies, refuses to sign the minutes, or is prevented from doing so for any reason, a record of said impediment shall be made at the foot thereof.

The directors shall be personally responsible or liable for all the legal acts they execute in the performance of their functions. A director who wishes to avoid responsibility or liability for any legal act or resolution of the Board must make a record of his or her opposition in the minutes and the Chairman shall be informed thereof at the next Ordinary Shareholders’ Meeting.

The Board shall represent the Bank judicially and extra-judicially and for the pursuit of its corporate purpose, which need not be demonstrated to third parties in any manner; it shall be vested with all the authorities and powers of administration that the law or the by-laws do not define as pertaining exclusively to Shareholders’ Meetings, without the need to confer any special power of attorney whatsoever, even for legal acts or contracts for which the laws so require. The foregoing does not impair the Bank’s judicial representation by the General Manager. The Board may delegate part of its powers to the General Manager, to one or more managers, assistant managers, or attorneys of the Bank, to a director, or to a committee of Directors, as well as to other persons for specific purposes.

The Board shall designate three Directors from among its members to serve on a committee of Directors which shall be governed by the provisions of article 50 bis of the Corporations Act.

The Chairman/President

The Chairman of the Board shall likewise be the president of the company and the chairman of the Shareholders’ Meetings. He shall have the following obligations and authorities, in addition to those prescribed in the pertinent legal and regulatory provisions, in our by-laws, or by the Board: (a) chair the Board and Shareholders’ Meetings; (b) enforce strict compliance with the by-laws, the Board’s resolutions, and the resolutions of the Shareholders’ Meetings; (c) summon the Board meetings; and (d) sign the annual reports and the resolutions and communications of the Board and the Shareholders’ Meetings. In the absence or temporary impediment of the Chairman/President, the First Vice Chairman/First Vice President shall act in his or her stead, and in the latter’s absence, the Second Vice Chairman/Second Vice President shall act, or finally, the person designated by the Board from among its members or the shareholder designated at the Shareholders’ Meeting, as the case may be. Replacement is an internal company procedure that shall not require any formality, and it shall not be necessary to demonstrate its validity to third parties in order to assure the validity of the replacement’s actions; the sole fact of its occurrence suffices to make said actions effective.

Meetings and Voting Rights

The shareholders shall meet in Ordinary or Extraordinary Shareholders’ Meetings held in Santiago. The resolutions adopted at a validly summoned and convened Shareholders’ Meeting, in conformity with the by-laws, shall be binding on all of the shareholders.

The Ordinary Shareholders’ Meetings shall be held annually on the dates determined by the Board within the first four months following the date of the annual balance sheet. There shall be an Extraordinary Shareholders’ Meeting whenever the company’s needs so require. The meetings shall be summoned by the Board at its own initiative or at the request of shareholders representing at least 10% of the issued shares having a legal right to vote. If in this circumstance, the Board, and through it the Chairman, refuses to issue a summons, the Superintendent of Banks and Financial Institutions may be requested to do so.

The summons to a Shareholders’ Meeting shall be given through a prominent notice to be published three times on different days in the Santiago newspaper which has been chosen at the Ordinary Shareholders’ Meeting, and in the absence of agreement or in the event of a suspension or disappearance of the designated newspaper’s circulation, in the Official Journal, at the time, in the form, and under the conditions stipulated by the Regulations of the Corporations Act. Summonses to Extraordinary Shareholders’ Meetings shall state the topics which will be submitted to them. The summons to a meeting shall likewise be announced through a letter sent to the shareholders a minimum of fifteen days in advance of the date set for the meeting, which must contain a reference to the topics to be addressed at it. Failure to send said letter shall not invalidate the summons, without prejudice to legal liabilities. On a date no later than that of the first notice of a summons for an Ordinary Shareholders’ Meeting, each shareholder must be sent a copy of the Bank’s Annual Report and Balance Sheet, including the auditors’ opinion and its respective notes.

A Shareholders’ Meetings shall convene upon reaching a quorum, which shall be established by the presence of as many shareholders as represent, directly or by proxy, at least an absolute majority of the issued voting shares. If said quorum is not satisfied, a new summons shall be given, for a meeting which must be scheduled to be held in the manner prescribed in our by-laws, indicating that it is a second summons and scheduling the new meeting to be held within the forty five days subsequent to the date scheduled for the meeting that was not held due to a lack of quorum. A meeting called by a second summons shall lawfully convene with the number of issued voting shares present or represented thereat.

In the absence of a special rule, a Shareholders’ Meeting resolution shall be adopted by an absolute majority of the voting shares present or represented.

The Ordinary Shareholders’ Meetings have the following responsibilities: (a) deliberate and resolve on the Annual Report and Balance Sheet which must be submitted by the Board; (b) annually designate an external auditing firm in conformity with the provisions of law to report on the balance sheet and comply with the legal requirements; (c) elect the members of the Board when appropriate pursuant to our by-laws; (d) resolve the distribution of the liquid profits or earnings for each fiscal year, and at the Board’s request, order the distribution of a dividend to the shareholders as of the end of each fiscal year, as prescribed in the by-laws; and (e) in general, deliberate and pass resolutions on any other topic of corporate interest which is not reserved to an Extraordinary Shareholders’ Meeting. The revocation of all the Board members elected by the shareholders and the designation of their replacements may be resolved at an Ordinary or Extraordinary Shareholders’ Meeting, but any individual or collective revocation of one or more Board members would accordingly be invalid.

The Extraordinary Shareholders’ Meetings are reserved for certain topics indicated by law or by our by-laws. Resolutions on the topics indicated in the notice of meeting may be adopted at Extraordinary Shareholders’ Meetings.

The shareholders may have themselves represented at Meetings by another person, whether a shareholder or not, as is stipulated in the Corporations Act.

A record of the deliberations and resolutions at any Shareholders’ Meeting shall be made in a special minute book to be kept by the Secretary, if any, or in his or her absence by the Bank’s General Manager. The minutes shall be signed by the Chairman or the person who performs his or her functions, by the Secretary and three shareholders elected by the Meeting, or by all the persons present if they number fewer than three. In the event of death, refusal, or impediment to signing the minutes on the part of any of the persons who must do so, a record of the impediment shall be made at the foot thereof. An extract of the minutes shall be made to record what happened at the meeting, and an official copy of the following data shall necessarily be made: the names of the shareholders present and the number of shares owned or represented by each of them (a brief summary of any objections may be omitted if it is attached to the same page or roll of attendance), a list of the proposals submitted for discussion and the results of the votes taken, and the list of the shareholders who voted for or against. Solely by the unanimous consent of the persons present may a record of any event occurring at the meeting that is related to the company’s interests be deleted from the minutes.

The persons present at any Shareholders’ Meetings shall sign a roll of attendance on which they shall indicate the number of shares the signatory holds, the number of shares he represents, and the name of the shareholder he represents.

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

Annual Report, Balance Sheet, and Distribution of Profits

A Balance Sheet shall be drawn up as of the thirty first day of December of each year, to be submitted to the Ordinary Shareholders’ Meeting for its consideration, jointly with the Annual Report. The Balance Sheet and Statement of Income shall be published in conformity with the currently applicable legal and regulatory provisions. The approval or rejection of such financial statements is entirely within our shareholders’ discretion. If our shareholders reject our financial statements, our Board of Directors must submit new financial statements not later than 60 days from the date of such rejection. If our shareholders reject our new financial statements, our entire Board of Directors is deemed removed from office and a new Board of Directors is elected at the same meeting. Directors who individually approved such rejected financial statements are disqualified for re-election for the ensuing period.

The profits attributable to shareholders reflected in the Balance Sheet shall be applied preferentially to absorb prior-year losses. The balance which is earned shall be allocated as may be resolved by the Shareholders’ Meeting, at the Board’s recommendation, to: (a) an increase of the effective capital, the formation of a fund for future capitalizations or dividends, or other special reserve funds; these uses shall receive the amounts the Meeting deems convenient, in conformity with the limits and obligations prescribed by law; and (b) the distribution of dividends to the shareholders in proportion to their shareholdings.

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

Liquidation and Appraisal Rights

The Bank may be dissolved and liquidated if it is so resolved at an Extraordinary Shareholders’ Meeting, with the favorable vote of at least two thirds of the issued voting shares, and approved by the Superintendent of Banks and Financial Institutions.

Once the voluntary dissolution to which the preceding article refers has been resolved, the Shareholders’ Meeting at which it is resolved shall appoint a committee of three shareholders to proceed to the company’s liquidation. The liquidating committee so created shall act with the powers and obligations which the by-laws confer on the Board, and it shall keep the shareholders informed of the liquidation’s progress, shall summon Ordinary Shareholders’ Meetings on the dates scheduled for them, being authorized to likewise summon Extraordinary Shareholders’ Meetings. In all other respects the provisions of the Commercial Code, the applicable provisions of the Corporations Act, and the corporate regulations which govern the company shall be followed. In accordance with the General Banking Law, our shareholders do not have appraisal rights.

Arbitration

Any difficulty which may arise between the Bank and any of the shareholders or directors, or between such persons, in connection with the application of the by-laws or the recognition of the existence, nonexistence, validity, nullity, construction, performance or breach, dissolution, liquidation, or any other cause shall be submitted to resolution by two arbitrators at law and in equity, who shall rule without subsequent appeal, one of whom shall be appointed by each party. If they cannot reach agreement, the parties shall appoint a third arbitrator to resolve the discord. If there is no agreement for the third arbitrator’s appointment, the two previously appointed arbitrators shall make the designation. If either party refuses to participate in the appointment of arbitrators or, after they have been appointed, there is no agreement on the ruling and neither the parties nor the arbitrators have designated the third arbitrator to resolve the discord, the designation of said arbitrator, if any, or of the third participant in discord, shall be made by the Ordinary Court of Justice, and the person so designated must necessarily be one who has held or currently holds the position of attorney and member of the Honorable Supreme Court.

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

If the acquiring bank or resulting group would own a market share in loans determined by the SBIF to be more than 15.0% but less than 20.0%, the authorization will be conditioned on the bank or banks maintaining a regulatory capital not lower than 10.0% of their risks weighted assets for the period specified by the SBIF, which may not be less than one year. The calculation of the risk weighted assets is based on a five category risk classification system applied to a bank’s assets that is based on the Basel Committee recommendations.

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

Preemptive Rights and Increases of Share Capital

The Chilean Corporations Law provides that whenever a Chilean company issues new shares for cash, it must offer its existing shareholders the right to purchase a number of shares sufficient to maintain their existing ownership percentages in the company. According to our by-laws, options for subscription of capital increases must be offered on a preemptive basis to the shareholders, in proportion to the number of shares each shareholder owns, and the released shares which are issued shall be distributed in the same proportion.

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

The description of Chilean tax laws set forth below is based on Chilean laws in force as of the date of this Annual Report and can be subject to any changes in such laws occurring after the date of this Annual Report. These changes can be made on a retroactive basis, but may not be used retroactively against taxpayers who acted in good faith relying on regulations or interpretations that were in force at that moment.

For purposes of this summary, the term “Foreign Holder” means either (1) in the case of an individual, a person who is not resident or domiciled in Chile; or (2) in the case of a legal entity, a legal entity that is not organized under the laws of Chile, unless the shares of our common stock or ADSs are assigned to a branch or a permanent establishment of such entity in Chile. For purposes of Chilean taxation, (a) an individual holder is resident in Chile if he or she has remained in Chile for more than six months in one calendar year, or a total of more than six months in two consecutive fiscal years, and (b) an individual is domiciled in Chile if he or she resides in Chile with the actual or presumptive intent of staying in Chile (intention that can be evidenced by circumstances such as the acceptance of an employment in Chile or the relocation to Chile of his or her family).

The Income Tax Law provides that a Foreign Holder is subject to income taxes on his or her Chilean-sourced income. For these purposes, Chilean source income means earnings from activities performed within Chilean territory or from sale, disposition or other transactions in connection with assets or goods located in Chile. Indirect sale regulations may also attribute sourced Chilean income.

Taxation of Dividends

Cash dividends paid by us with respect to shares of our common stock held by a Foreign Holder, including shares represented by ADSs, will be subject to a 35% Chilean Withholding Tax, which is withheld and paid over by us (the “Withholding Tax”). If we have paid Corporate Income Tax (the “First Category Tax”) on the income from which the dividend is paid, a credit for the First Category Tax effectively reduces the rate of Withholding Tax. When a credit is available, the Withholding Tax is computed by applying the 35% rate to the pre-tax amount needed to fund the dividend and then subtracting from the tentative withholding tax so determined the amount of First Category Tax actually paid on the pre-tax income. For determining the pre-tax amount of the dividend, the First Category Tax credit will depend on the amounts accumulated in the Accumulated Credit Balance (SAC), at the date of withdrawal or distribution.

The effective rate of Withholding Tax to be imposed on dividends paid by us will vary depending upon the amount of First Category Tax paid by us on the earnings underlying the dividends. The statutory rate for the First Category Tax attributed to earnings generated during the years 2008, 2009 and 2010 was 17.0%. For years 2011, 2012 and 2013, it was 20.0%, for 2014 it was 21.0%, for 2015 it was 22.5% and for 2016 it was 24.0%. For the current year, the statutory rate for the First Category Tax for our company is 25.5%. The example below illustrates the effective Chilean Withholding Tax burden on a cash dividend received by a Foreign Holder, assuming a Withholding Tax rate of 35.0%, a statutory First Category Tax rate of 25.5% and a distribution of all of the net proceeds available after payment of the First Category Tax.

Taxable income	U.S.$100
First Category Tax (25.5% of U.S.$100)	(25.5)
Net proceeds available	74.5
Dividend payment	74.5
Withholding Tax (35.0% of the sum of the dividend (U.S.$74.5) and the available First Category Tax credit (U.S.$25.5)	35.0
First Category Tax credit	(25.5)
Payable Withholding Tax	9.5
Net dividend received	65 (74.5-9.5)
Effective dividend withholding tax rate	12.8%
(9.5/74.5)

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

Gain recognized on a sale or exchange of shares of common stock (as distinguished from sales or exchanges of ADSs representing such shares of common stock) by a Foreign Holder will be subject both to First Category Tax (currently imposed at a rate of 25.5%) and Withholding Tax (the first can be used as credit against the second) if (1) the Foreign Holder has held such shares of common stock for less than one year since exchanging ADSs for the shares of common stock, (2) the Foreign Holder acquired and disposed of the shares of common stock in the ordinary course of its business or as a regular trader of stock or (3) the sale is made to a company in which the Foreign Holder holds an interest. In certain other cases where the Foreign Holder of shares of common stock has some connection with Chile, gain on the disposition of shares of common stock will be subject only to First Category Tax as a single tax (currently imposed at a rate of 25.5%).

The sale of shares of common stock by a Foreign Holder to an individual or entity non-resident or domiciled in Chile is subject to a provisional withholding. Such a provisional withholding will be equal to (i) 10.0% of the total amount to remit, without any deduction, paid to, credited to or putted at the disposal of the Foreign Holder unless the gain subject to taxation can be determined, in which case the withholding will be equal to a 35.0% on the gain. For income tax purposes, the capital gain shall be the difference between the sales price and the acquisition cost of the stock. The tax basis of shares of common stock received in exchange for ADSs will be the acquisition value of such shares. The valuation procedure set forth in the deposit agreement, which values shares of common stock that are being exchanged at the highest price at which they trade on the Santiago Stock Exchange on the date of the exchange, generally will determine the acquisition value for this purpose. Consequently, the conversion of ADSs into shares of common stock and sale of such shares of common stock for the value established under the deposit agreement will not generate a capital gain subject to taxation in Chile.

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

On February 8, 2016, Law No. 20,899 (that simplifies the taxation systems introduced by the Tax Reform Law) was published, which introduced changes that are intended to simplify certain provisions of the Tax Reform. The amendments applied the Semi-Integrated Regime (Sistema Parcialmente Integrado) to corporations, limited joint-stock companies and any other entity with at least one non-final taxpayer owner. In addition, the amendments limited the Attributed Income Regime (Sistema de Renta Atribuida) to use by individuals, personal holding companies with limited liability, communities, non-residents that have any kind of permanent establishment in Chile and limited liability companies. Certain taxpayers in the Attributed Income Regime can opt into the Semi-Integrated regime.

Under the Attributed Income Regime, shareholders will be taxed on an accrual basis. The regime imposes a First Category Tax of 25% imposed at the level of the operating entity, plus a global complementary tax at progressive rates for resident individuals or an additional withholding income tax (withholding tax) of 35% for nonresident shareholders (the First Category Tax being 100% creditable), resulting in an overall income tax charge of 35% for nonresidents. Under this regime, profits would be required to be attributed to the owners, irrespective of whether a distribution actually is made.

Under the Semi-integrated Regime, shareholders would be taxed on a cash basis (when profits are distributed). The regime imposes a First Category Tax of 25.5% for 2017 (and 27.0% as from 2018) at the level of the operating entity, plus a global complementary tax at progressive rates for resident individuals or an additional withholding income tax (Withholding Tax) of 35.0% for nonresident shareholders. The First Category Tax still would be creditable against the 35.0% Withholding Tax under that regime, but 35.0% of the credit shall be paid to the Treasury, so, in practice, only 65.0% of the First Category Tax would be creditable. Thus, taxpayers would pay for the ability to defer shareholder taxation until profits actually are distributed with a higher overall income tax rate than under the Attributed Income Regime.

However, the Tax Reform (as supplemented by Law No. 20,899 that simplifies the taxation systems introduced by the Tax Reform Law) considered that investors from countries with which Chile has signed a Double Tax Treaty, a convention for the avoidance of double taxation and the prevention of fiscal evasion, as of January 1, 2017 would be entitled to use the 100.0% of the First Category Tax credit, even if at that time the agreement was not yet in force. Under such circumstances, the full tax credit would be applicable until December 31, 2019 if at that time the relevant Double Tax Treaty had not yet entered into force. Thus, investors from such treaty countries would enjoy the advantage of deferring shareholder taxation until profits were distributed, and yet retain the benefit of the overall 35.0% income tax charge.

For banking enterprises, the default regime is the Semi-integrated Regime.

Year	Rate
2014	21.0%
2015	22.5%
2016	24.0%
2017	25.0% (Attributed Income Regime) /
25.5% (Semi-Integrated Regime)
2018	25.0% (Attributed Income Regime) /
27.0% (Semi-Integrated Regime)

U.S. Federal Income Tax Considerations

The following is a discussion of material U.S. federal income tax consequences of owning and disposing of shares of our common stock or ADSs to U.S. holders described below, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to hold such common stock or ADSs. The discussion applies only if you are a U.S. holder holding shares of our common stock or ADSs as capital assets for U.S. federal income tax purposes. It does not address all aspects of U.S. federal income taxation that may be relevant to you in light of your particular circumstances, including the alternative minimum tax and the Medicare contribution tax, nor does it describe all tax consequences that may be relevant to U.S. holders subject to special rules, such as:

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

Taxation of Distributions

Distributions paid on shares of our common stock or ADSs, other than certain pro rata distributions of common shares or rights, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. holders as dividends. Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, certain dividends paid by “qualified foreign corporations” to certain non-corporate U.S. holders may be taxable at rates applicable to long-term capital gains. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on a securities market in the United States, such as the NYSE where our ADSs are traded. You should consult your tax advisers to determine whether the favorable rates may apply to dividends you receive and whether you are subject to any special rules that limit your ability to be taxed at the favorable rates. The amount of the dividend will include any amounts withheld by us or our paying agent in respect of Chilean taxes at the effective rate (after credit for First Category Taxes) as described above under “ — Material Tax Consequences of Owning Shares of Our Common Stock or ADSs—Taxation of Dividends.” You should consult with your tax adviser to determine the amount considered withheld with respect to a distribution if you are subject to the Attributed Income Regime for Chilean tax purposes starting in 2017, as described above under “—Material Tax Consequences of Owning Shares of Our Common Stock or ADSs—Impact of Chilean Tax Reform.” The amount of the dividend will be treated as foreign-source dividend income to you and will not be eligible for the dividends-received deduction generally allowed to U.S. corporations under the Code.

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

Subject to applicable limitations that may vary depending upon your circumstances and the discussion above regarding concerns expressed by the U.S. Treasury, Chilean taxes withheld from cash dividends on shares of our common stock or ADSs, reduced by the credit for any First Category Tax, as described above under “—Chilean Taxation,” generally will be creditable against your U.S. federal income tax liability. Starting in 2017, if you are subject to the Attributed Income Regime, as described above under “—Material Tax Consequences of Owning Shares of Our Common Stock or ADSs—Impact of Chilean Tax Reform,” amounts paid by you or withheld by us, reduced by the credit for any First Category Tax, may be creditable for U.S. tax purposes. If creditable, it is uncertain whether such tax would be creditable in the year the Chilean tax is imposed, irrespective of whether a distribution is actually made. You should consult your tax adviser concerning the creditability and timing issues pertaining to such tax. If, however, the Proposed U.S.-Chile Treaty becomes effective, any Chilean income taxes withheld from dividends on shares or ADSs in excess of the rate provided by the treaty will not be creditable by a U.S. holder who is eligible for the benefits of the treaty. The rules governing foreign tax credits are complex and you should consult your tax advisers to determine whether you are subject to any special rules that limit your ability to make effective use of foreign tax credits. Instead of claiming a credit, you may, at your election, deduct such Chilean taxes in computing your taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits must apply to all foreign taxes paid or accrued in the taxable year.

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

Passive Foreign Investment Company Rules

Based on proposed Treasury regulations (the “Proposed Regulations”), which are proposed to be effective for taxable years beginning after December 31, 1994, we believe that we were not a “passive foreign investment company” (a “PFIC”) for U.S. federal income tax purposes for the year ended December 31, 2016. However, since the Proposed Regulations may not be finalized in their current form and since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among others, less than 25 percent owned equity investments) from time to time, there can be no assurance that we will not be a PFIC for any taxable year. If we were a PFIC for any taxable year during which you held an ADS or a share of our common stock, certain adverse tax consequences could apply to you.

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

This Committee includes the Vice Chairman of the Board and five Board members. This committee also includes the CEO, the Director of Risk and other senior level executives from the commercial side of our business: The Board members of this committee are:

Board member	Position in Committee
Oscar von Chrismar	Chairman
Juan Pedro Santa María	First Vice Chairman
Roberto Méndez	Second Vice Chairman
Roberto Zahler	Member
Raimundo Monge	Member

B.	Audit Committee

Board member	Position in Committee
Marco Colodro	Chairman
Mauricio Larrain	First Vice Chairman and Financial Expert
Orlando Poblete	Second Vice Chairman

The Audit Committee (Comité de Directores y Auditoría) is comprised of three members of the Board of Directors. The Committee Secretary is Juan Pedro Santa María. The Chief Executive Officer, General Auditor and other persons from the Bank can be invited to the meetings if necessary and are present on specific matters. This Committee’s primary responsibility is to support the Board of Directors in the continuous improvement of our system of internal controls, which includes reviewing the work of both the external auditors and the Internal Audit Department. The committee is also responsible for analyzing observations made by regulatory entities of the Chilean financial system about us and for recommending measures to be taken by our management in response. The external auditors are recommended by this committee to our Board of Directors and appointed by our shareholders at the annual shareholders’ meeting.

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

Board member	Position in Committee
Vittorio Corbo	Chairman
Mauricio Larraín	Vice-Chairman
Oscar von Chrismar	Second Vice-Chairman
Marco Colodro	Member
Roberto Zahler	Member
Raimundo Monge	Member

The main functions of the ALCO are:

•	Making the most important decisions regarding our exposure to inflation, interest rate risk, funding, capital and liquidity levels. The main limits set and monitored by the ALCO (and measured by the Market Risk Department) are:

Risk	Measure
Interest rates	Sensitivity Capital
Sensitivity NIM
Liquidity	Regulatory limit 30 Days
Regulatory limit 90 Days
Liquidity coverage ratio
Net stable funding ratio
Structural liquidity limit
Capital	Core capital ratio
BIS ratio
BIS ratio with market risk
BIS ratio with market and operational risk
Foreign exposures	Intergroup exposure: Derivatives, deposits, loans
Foreign assets: Derivatives, Deposits, Loans

•	Review of the Bank’s inflation gap.

•	Review of the evolution of the most relevant local and international markets and monetary policies.

D.	Market Committee

The Market Committee includes the Vice-Chairman of the Board, three additional members of the Board, the Chief Executive Officer, the Manager of Global Banking and Markets, the Manager of the Treasury Division, the Manager of the Financial Management Division, the Manager of Market Risk, the Financial Controller and other senior members of management.

Board member	Position in Committee
Vittorio Corbo	Chairman
Oscar von Chrismar	Vice-Chairman
Roberto Zahler	Second Vice-Chairman
Marco Colodro	Member

The Market Committee is responsible for:

•	Establishing a strategy for the Bank’s trading investment portfolio.

•	Establishing the Bank’s policies, procedures and limits with respect to its trading portfolio. The Bank’s Market Risk Department measures all risks and limits and reports these to the Market Committee.

•	Reviewing the net foreign exchange exposure and limit

•	Reviewing the evolution of the most relevant local and international markets and monetary policies.

E. Risk Department

All issues regarding risk in the Bank are the responsibility of the Bank’s Risk Department. The Risk Department reports to the CEO but has full independence, and no risk decisions can be made without its approval. Below is an organizational chart of the Risk Department:

1.	Credit risk

See “Item 5—Selected Statistical Information—Classification of Loan Portfolio for a complete description of credit risk management.

2.	Non-financial risks

All issues regarding operational risks in the Bank fall under the Non-Financial Risk Department that reports to the Risk Department. Below is an organization chart of this department.

All operational risks are measured in this Department and reported simultaneously to local management and the Board through various channels.

Cyber-security and data security plans

Throughout 2016, the Bank maintained its focus on cyber-security risks, and implemented additional preventative measures to be prepared for any attack of this kind. The Bank has evolved its internal cyber-security model to reflect international standards, incorporating concepts which can be used to assess the degree of maturity in deployment. Based on this new assessment model, individual in-situ analyses have been carried out to identify deficiencies and steps to remedy any such deficiencies have been identified in our cyber-security defense plans.

The Bank’s organizational and governance structure for the management and control of cyber-security risk has also been strengthened. Specific committees have been set up and cyber-security metrics have been included in the Bank’s risk appetite. Embedded in the Bank’s Technology and Operations division is the Technology and Operations Risk Department, which is the front line of defense against cyber-security threats and data security. In addition, the Non-Financial Risk Department through the Technological Risk area enforces the policies and controls that the different areas must follow regarding technology and cyber-security risks. Both areas coordinate through the various operational risk committees shown in the diagram above.

Finally, the intelligence and analysis function has also been reinforced by contracting bank threat monitoring service, and progress has been made in the incident registration, notification and escalation mechanisms for internal reporting and reporting to supervisors. In addition, observation and analytical assessment of the events in the sector and in other industries enables us to update and adapt our models for emerging threats. We also coordinate with Santander Spain’s headquarters and units in other countries regarding strategy, best practices and communicating of experiences.

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

Impact of inflation

Our assets and liabilities are denominated in Chilean pesos, Unidades de Fomento (UF) and foreign currencies. The Bank no longer recognizes inflation accounting and has eliminated price-level restatement in line with IFRS, but inflation impacts our results of operations as some loan, deposit and other liabilities are contracted in UF. The UF is revalued in monthly cycles. Each day in the period beginning on the tenth day of the current month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect a proportionate amount of the change in the Chilean Consumer Price Index during the prior calendar month. One UF equaled Ch$26,347.98 at December 31, 2016, Ch$25,629.09 at December 31, 2015, and Ch$24,627.10 at December 31, 2014. High levels of inflation in Chile could adversely affect the Chilean economy and could have an adverse effect on our business, financial condition and results of operations. Negative inflation rates also negatively impact our results. Inflation measured as the annual variation of the UF was 2.8% in 2016, 4.1% in 2015 and 5.7% in 2014. There can be no assurance that Chilean inflation will not change significantly from the current level. Although we currently benefit from moderate levels of inflation, due to the current structure of our assets and liabilities (i.e., a significant portion of our loans are indexed to the inflation rate, but there are no corresponding features in deposits or other funding sources that would increase the size of our funding base), there can be no assurance that our business, financial condition and result of operations in the future will not be adversely affected by changing levels of inflation. In summary:

•	UF-denominated assets and liabilities. The effect of any changes in the nominal peso value of our UF-denominated interest earning assets and interest bearing liabilities is reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest income and expense, respectively. Our net interest income will be positively affected by an inflationary environment to the extent that our average UF-denominated interest earning assets exceed our average UF-denominated interest bearing liabilities. Our net interest income will be positively affected by deflation in any period in which our average UF-denominated interest bearing liabilities exceed our average UF-denominated interest earning assets. Our net interest income will be negatively affected in a deflationary environment if our average UF-denominated interest earning assets exceed our average UF-denominated interest bearing liabilities.

•	Inflation and interest rate hedge. A key component of our asset and liability policy is the management of interest rate risk. The Bank’s assets generally have a longer maturity than our liabilities. As the Bank’s mortgage portfolio grows, the maturity gap tends to rise as these loans, which are contracted in UF, have a longer maturity than the average maturity of our funding base. As most of our long term financial instruments and mortgage loans are contracted in UF and most of our deposits are in nominal pesos, the rise in mortgage lending increases the Bank’s exposure to inflation and to interest rate risk. The size of this gap is limited by internal and regulatory guidelines in order to avoid excessive potential losses due to strong shifts in interest rates. In order to keep this duration gap below regulatory limits, the Bank issues long term bonds denominated in UF or interest rate swaps. The financial cost of the bonds and the efficient part of these hedges is recorded as net interest income. In 2016, the loss from the swaps taken in order to hedge mainly for inflation and interest rate risk and included in net interest income totaled a loss of Ch$42,420 million compared to a loss of Ch$107,867 million in 2015 and a loss of Ch$130,254 million in 2014. The average gap between our interest earnings assets and total liabilities linked to the inflation, including hedging was Ch$4,534,665 million in 2016, Ch$3,507,250 million in 2015 and Ch$4,193,701 million in 2014.

•	The financial impact of the gap between our interest earning assets and liabilities denominated in UFs including hedges was Ch$133,702 million in 2016, Ch$130,666 million in 2015 and Ch$229,946 million in 2014. The 2.3% rise in the results from our UF gap was due to the higher gap in 2016 compared to 2015, which was partially offset by the lower UF inflation rate in 2016 compared to 2015.

	As of December 31,			% Change	% Change
Impact of inflation on net interest income	2016	2015	2014	2016/2015	2015/2014
	(in millions of Ch$)
Results from UF GAP (1)	133,702	130,666	229,946	2.3%	(43.2%)
Annual UF inflation	2.8%	4.1%	5.7%

(1)	UF GAP is net interest income from asset and liabilities denominated in UFs and include the results from hedging the size of this gap via interest rate swaps.

•	Peso-denominated assets and liabilities. Interest rates prevailing in Chile during any period primarily reflect the inflation rate during the period and the expectations of future inflation. The sensitivity of our peso-denominated interest earning assets and interest bearing liabilities to changes to such prevailing rates varies. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Interest Rates.” We maintain a substantial amount of non-interest bearing peso-denominated demand deposits. Because such deposits are not sensitive to inflation, any decline in the rate of inflation would adversely affect our net interest margin on inflation indexed assets funded with such deposits, and any increase in the rate of inflation would increase the net interest margin on such assets. The ratio of the average of such demand deposits and average shareholder’s equity to average interest-earning assets was 29.0%, 29.9%, and 30.2% for the years ended December 31, 2016, 2015, and 2014, respectively.

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

As of December 31, 2016, the breakdown of maturities of assets and liabilities is as follows:

As of December 31, 2016	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Subtotal up to 1 year	Between 1 and 5 years	More than 5 years	Subtotal More than 1 year	Total
Assets
Cash and deposits in banks	2,279,389	—	—	—	2,279,389	—	—	—	2,279,389
Cash items in process of collection	495,283	—	—	—	495,283	—	—	—	495,283
Trading investments	—	52,443	13,252	118,845	184,540	182,186	30,261	212,447	396,987
Investments under resale agreements	—	6,736	—	—	6,736	—	—	—	6,736
Financial derivative contracts	—	82,243	120,653	292,801	495,697	888,927	1,116,158	2,005,085	2,500,782
Interbank loans (*)	—	12,859	135,756	124,143	272,758	44	5	49	272,807
Loans and accounts receivables from customers (**)	717,306	2,393,216	2,108,001	4,488,993	9,707,516	7,846,411	9,379,697	17,226,108	26,933,624
Available-for-sale investments	—	1,581,682	250,222	314,842	2,146,746	417,950	824,210	1,242,160	3,388,906
Guarantee deposits (threshold)	396,289	—	—	—	396,289	—	—	—	396,289
Total assets	3,888,267	4,129,179	2,627,884	5,339,624	15,984,954	9,335,518	11,350,331	20,685,849	36,670,803
Liabilities
Deposits and other demand liabilities	7,539,315	—	—	—	7,539,315	—	—	—	7,539,315
Cash items in process of being cleared	288,473	—	—	—	288,473	—	—	—	288,473
Obligations under repurchase agreements	—	212,437	—	—	212,437	—	—	—	212,437
Time deposits and other time liabilities	121,527	6,105,767	4,193,906	2,537,299	12,958,499	132,014	61,196	193,210	13,151,709
Financial derivative contracts	—	92,335	122,565	263,893	478,793	841,487	971,881	1,813,368	2,292,161
Interbank borrowings	4,557	373,423	115,769	1,154,063	1,647,812	268,556	—	268,556	1,916,368
Issued debt instruments	—	43,141	185,425	922,705	1,151,271	2,612,710	3,562,391	6,175,101	7,326,372
Other financial liabilities	153,049	1,461	1,161	2,817	158,488	66,407	15,121	81,528	240,016
Guarantees received (threshold)	480,926	—	—	—	480,926	—	—	—	480,926
Total liabilities	8,587,847	6,828,564	4,618,826	4,880,777	24,916,014	3,921,174	4,610,589	8,531,762	33,447,777

(*)	Interbank loans are presented on a gross basis. The amount of allowance is Ch$4,135 million.

(**)	Loans and accounts receivables from customers are presented on a gross basis. Provisions amounts according to type of loan are detailed as follows: Commercial loans Ch$429,442 million, Mortgage loans Ch$57,009 million, and Consumer loans Ch$300,019 million.

The following table sets forth our average daily balance of liabilities for the years ended December 31, 2016, 2015 and 2014, in each case together with the related average nominal interest rates paid thereon.

	2016			2015			2014
	Average Balance	% of Total Average Liabilities	Average Nominal Rate	Average Balance	% of Total Average Liabilities	Average Nominal Rate	Average Balance	% of Total Average Liabilities	Average Nominal Rate
	(in millions of Ch$, except percentages)
Interest-bearing liabilities
Savings accounts	116,339	0.3%	2.5%	114,330	0.3%	3.4%	108,185	0.3%	5.0%
Time deposits	13,620,848	38.6%	3.3%	12,685,504	36.7%	3.2%	11,952,994	36.6%	3.4%
Central Bank borrowings	871	0.0%	3.4%	4,891	—%	1.0%	6,906	0.0%	0.2%
Repurchase agreements	121,875	0.3%	2.4%	228,050	0.7%	3.1%	413,263	1.3%	2.0%
Mortgage finance bonds	52,414	0.1%	8.1%	63,061	0.2%	10.2%	81,805	0.2%	11.9%
Other interest bearing liabilities	7,856,201	22.3%	5.0%	7,500,408	21.7%	5.5%	6,865,084	21.0%	6.9%
Subtotal interest-bearing liabilities	21,768,547	61.8%	3.7%	20,596,244	59.6%	4.0%	19,428,237	59.4%	4.6%

Non-interest bearing liabilities
Non-interest bearing deposits	5,753,622	16.3%		5,719,889	16.6%		5,386,272	16.5%
Derivatives	2,724,994	7.7%		2,958,942	8.6%		2,719,386	8.3%
Other non-interest bearing liabilities	2,156,015	6.1%		2,454,037	7.1%		2,501,651	7.6%
Shareholders’ equity	2,840,843	8.1%		2,816,116	8.2%		2,689,037	8.2%
Subtotal non-interest bearing liabilities	13,475,473	38.2%		13,948,984	40.4%		13,296,346	40.6%
Total liabilities	35,244,021	100.0%		34,545,228	100.0%		32,724,383	100.0%

Foreign exchange fluctuations

The Chilean government’s economic policies and any future changes in the value of the Chilean peso against the U.S. dollar could adversely affect our financial condition and results of operations. The Chilean peso has been subject to significant devaluation in the past and may be subject to significant fluctuations in the future. The Central Bank exchange rate appreciated 5.7% in 2016 and depreciated 16.5% in 2015. See “Item 3. Key Information—A. Selected Financial Data—Exchange Rates.”

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

Our current strategy is not to maintain a significant difference between the balances of our assets and liabilities in foreign currencies. In 2016, 2015 and 2014, the Bank’s spot position in foreign currency held more liabilities than assets in foreign currencies, mainly U.S. dollars as a result of an ample supply of U.S.$ deposits from companies that receive export revenues, foreign correspondent bank loans and bonds issued abroad. This difference is usually hedged using forwards and cross-currency swaps. In general, the Bank is not permitted, due to guidelines set by the ALCO and the Market Committee, to open a meaningful gap in foreign currency. Therefore, all foreign currency risk is included in the trading portfolio and is measured using VaR. The average VAR of our foreign currency position was U.S.$1.91 million in 2016. The translation gain or loss over assets and liabilities (excluding derivatives held for trading) is included as foreign exchange transactions in the income statement. The translation and mark-to-market of foreign currency derivatives held for trading is recognized as a gain or loss in the net results from mark-to-market and trading.

As of December 31, 2016, the net difference between assets and liabilities in foreign currency was a net asset position of U.S.105.4 million. The average gap, be it a net asset or liability position in foreign currency, in 2016 was U.S.$121.6 million or 0.2% of our total assets. Both figures include derivatives used to hedge foreign currency risk. Below is a graph that illustrates the net daily foreign currency position in 2016.

We also set an absolute limit on the size of Santander-Chile’s consolidated net foreign currency trading position, which is equivalent to the maximum differential allowed between assets and liabilities in foreign currencies, including hedging of this gap. The limit on the size of the net foreign currency position is determined by the Market Committee and is calculated and monitored by the Market Risk Department. At December 31, 2016, this was equal to U.S.$350 million. This limit in various other currencies is as follows:

Currency	Limit (in millions of U.S.$)
U.S. dollars	350
Euros	100
Yen	23
Real	15
Mexican peso	15
Colombian peso	15
Other European currencies	15
Other Latin American currencies	15
Other currencies	15
Total Limit	350

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

	December 31, 2016	December 31, 2015
	Ch$ million
Balance as of:
Financial investments for trading	396,987	324,271
Available-for-sale investments	3,388,906	2,044,411
Encumbered assets (net) (1)	(205,703)	(77,647)
Net cash (2)	16,259	(315,415)
Net interbank deposits (3)	1,335,017	1,683,208
Total liquidity portfolio	4,931,466	3,658,829

	December 31, 2016	December 31, 2015
	Ch$ million
Average balance as of:
Financial investments for trading	277,775	405,352
Available-for-sale investments	2,455,220	1,902,050
Encumbered assets (net) (1)	(90,460)	(74,664)
Net cash (2)	(202,771)	(244,186)
Net interbank deposits (3)	1,263,768	1,197,325
Total liquidity portfolio	3,703,533	3,185,876

(1)	Assets encumbered through repurchase agreements are deducted from the liquidity portfolio

(2)	Total cash minus reserve requirement of the Central Bank

(3)	Includes overnight deposits in the Central Bank, domestic banks and foreign banks

The Central Bank also requires us to comply with the following liquidity limits:

•	The sum of the liabilities with a maturity of less than 30 days may not exceed the sum of the assets with a maturity of less than 30 days by an amount greater than our capital. This limit must be calculated in local currency and foreign currencies together as one gap. At December 31, 2016 the percentage of (i) our liabilities with a maturity of less than 30 days in excess of our assets with a maturity of less than 30 days to (ii) our capital and reserves was 15.0%, thus resulting in our compliance.

•	The sum of the liabilities in foreign currency with a maturity of less than 30 days may not exceed the sum of the assets in foreign currency with a maturity of less than 30 days by more than an amount greater than our capital. At December 31, 2016 the percentage of (i) our liabilities with a maturity of less than 30 days in foreign currency in excess of our assets in foreign currency with a maturity of less than 30 days to (ii) our capital and reserves was 0%, as the Bank had more foreign currency assets than liabilities for the calculation of this limit.

•	The sum of the liabilities with a maturity of less than 90 days may not exceed the sum of the assets with a maturity of less than 90 days by more than 2 times our capital. This limit must be calculated in local currency and foreign currencies together as one gap. At December 31, 2016 the percentage of (i) our liabilities with a maturity of less than 90 days in excess of our assets with a maturity of less than 90 days to (ii) our capital and reserves was 37.0%, thus resulting in our compliance.

New liquidity requirements in line with BIS III

The SBIF and the Chilean Central Bank published new liquidity corporate governance standards and ratios that must be implemented and calculated by all banks. These will eventually replace the current regulatory limits imposed by the SBIF and the Central Bank described above. These new liquidity standards are in line with those established in BIS III. The most important liquidity ratios that will eventually be adopted by Chilean banks are:

•	Liquid assets. The Bank’s must inform the liquid assets according to BIS III liquid levels. As of December 31, 2016 the breakdown of the Bank’s liquid assets by levels was the following:

December 31, 2016
Ch$ million
Balance as of:
Cash and cash equivalent	1,337,208
Level 1 liquid assets (1)	2,676,995
Level 2 liquid assets (2)	19,004
Total liquid assets	4,033,207

(1)       Includes instruments issued by the Central Bank of Chile or other central banks with a AAA rating, instruments issued by the Chilean government or other sovereign with a AAA rating and instruments issued by development banks with a AAA rating.

(2)       Includes instruments issued by governments, central banks and development banks of foreign countries with a risk rating of A- to AA+ and mortgage bonds issued by Chilean banks that are acceptable at the Chilean Central Bank’s repo window.

•	Liquidity coverage ratio (LCR), which measures the percentage of Liquid Assets over Net Cash Outflows. As of December 31, 2016 this was 185.1%.

•	Net Stable Funding Ratio (NSFR) which will measure a bank’s stable funding sources over required stables needs both concepts also defined in the new regulations. As of December 31, 2016 this was 96.3%.

The Central Bank and the SBIF are still making adjustments to the methodology for calculating these ratios and the initial limits banks must meet in order to comply with these new ratios have not been published yet. For this reason, and even though the Bank has advanced liquidity management models, we cannot assure that the implementation of these models will not have a material effect on our business and that the figures presented above may change.

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

For the Bank, the VaR estimate is made under the historical simulation methodology, which consists of observing the behavior of the profits and losses that would have occurred in the current portfolio if the market conditions for a given historical period had been in force, in order to infer the maximum loss on the basis of that information, with a given degree of confidence. The methodology has the advantage of precisely reflecting the historical distribution of the market variables and not requiring any assumptions regarding the distribution of specific probabilities. All the VaR measures are intended to determine the distribution function for a change in the value of a given portfolio, and once that distribution is known, to calculate the percentile related to the necessary degree of confidence, which will be equal to the value at risk by virtue of those parameters. As calculated by the Bank, the VaR is an estimate of the maximum expected loss of market value for a given portfolio over a 1–day horizon, with a 99.00% confidence level. It is the maximum 1–day loss that the Bank could expect to experience in a given portfolio, with a 99.00% confidence level. In other words, it is the loss that the Bank would expect to experience only 1.0% of the time. The VaR provides a single estimate of market risk which is not comparable from one market risk to another. Returns are calculated through the use of a 2–year time window or at least 520 data points obtained since the last reference date for calculation of the VaR going backward in time.

We do not calculate three separate VaRs. We calculate a single VaR for the entire trading portfolio, which in addition is segregated by risk type. The VaR software performs a historical simulation and calculates a Profit and Loss Statement (P&L) for 520 data points (days) for each risk factor (fixed income, foreign currency and variable income.) The P&L of each risk factor is added together and a consolidated VaR is calculated with 520 points or days of data. At the same time a VaR is calculated for each risk factor based on the individual P&L calculated for each individual risk factor . Furthermore, a weighted VaR is calculated in the manner described above, but which gives a greater weighting to the 30 most recent data points. The larger of the two VaRs is the one that is reported. In 2016, 2015 and 2014, we used the same VaR model and there has been no change in methodology or assumptions for subsequent periods.

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

At no time in 2016, 2015 and 2014 did the Bank exceed the VaR limits in respect of the three components which comprise the trading portfolio: fixed–income investments, variable–income investments and foreign currency investments. We perform back-testing daily and generally find that trading losses exceed our VaR estimate approximately one out of every 100 trading days. At the same time, we set a limit to the maximum VaR that we are willing to accept over our trading portfolio. In 2016, the Bank remained within the maximum limit it had set for VaR, including those instances in which the actual VaR exceeded the estimate.

The high, low, and average levels for each component and each year below were as follows:

Consolidated	2016	2015	2014
	(in millions of U.S.$)
VaR:
High	3.95	3.61	3.77
Low	1.08	0.62	1.06
Average	2.25	1.38	1.91
Fixed–income investments:
High	2.71	3.13	3.99
Low	0.55	0.61	1.06
Average	1.33	1.23	1.78
Variable–income investments:
High	0.03	0.19	0.15
Low	0.00	0.00	0.00
Average	0.00	0.00	0.00
Foreign currency investments:
High	3.83	3.43	2.39
Low	0.61	0.04	0.06
Average	1.91	0.64	0.58

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

Limitations of the sensitivity models

The most important assumption is the use of a 100 basis point change in the yield curve (57 basis points for the real rates). The Bank uses a 100 basis point change because sudden changes of that magnitude are considered realistic. The Santander Spain Global Risk Department has established comparable limits by country, to be able to compare, monitor and consolidate the market risk by country in a realistic and orderly way. In addition, the sensitivity simulation methodology should be interpreted with consideration for the following limitations:

•	The simulation of scenarios assumes that the volumes remain in the Bank’s Consolidated General Balance Sheet and are always renewed at maturity, thereby omitting the fact that certain credit risk and prepayment considerations may affect the maturity of certain positions.

•	This model assumes an identical change along the entire length of the yield curve and takes no account of the different movements for different maturities.

•	The model takes no account of the sensitivity of volumes which results from interest rate changes.

•	The limits to losses of budgeted financial income are calculated on the basis of the financial income foreseen for the year, which may not be actually earned, meaning that the real percentage of financial income at risk may be higher than the expected one.

Market Risk – Financial management portfolio – December 31, 2016, 2015 and 2014

	2016		2015		2014
	Effect on net interest income	Effect on equity	Effect on net interest income	Effect on equity	Effect on net interest income	Effect on equity
Financial management portfolio – local currency (in millions of Ch$)
Loss limit	48,000	175,000	32,500	150,000	38,150	192,660
High	30,853	146,208	29,721	103,091	27,707	112,133
Low	21,978	108,249	13,882	72,104	16,904	77,231
Average	26,119	120,159	22,695	88,394	21,077	92,809
Financial management portfolio – foreign currency (in millions of U.S.$)
Loss limit	30.0	75.0	30.0	70.0	40.0	70.0
High	14.0	35.0	9.0	15.0	16.0	39.0
Low	6.0	13.0	—	5.0	—	10.0
Average	10.0	26.0	2.0	12.0	10.0	28.0
Financial management portfolio – consolidated (in millions of Ch$)
Loss limit	48,000	175,000	34,500	150,000	40,650	172,390
High	31,764	145,566	29,232	102,002	27,949	112,364
Low	23,088	107,959	14,129	70,741	17,441	77,848
Average	27,390	119,632	22,390	87,095	21,404	93,245

Market risk –Regulatory method

The following table illustrates our market risk exposure according to the Chilean regulatory method, as of December 31, 2016. This information is sent to the SBIF on a quarterly basis. Our maximum exposure to long-term interest rate fluctuations is set at 35% of regulatory capital and is approved by the Board of Directors.

Regulatory Market Risk	As of December 31, 2016
(Ch$ million)
Market risk of trading portfolio (EMR)
Interest rate risk of trading portfolio	153,513
Foreign currency risk of trading portfolio	1,811
Risk from interest rate options	59,362
Risk from foreign currency options	35
Total market risk of trading portfolio	214,721
10% x Risk-weighted assets	2,751,200
Subtotal	2,965,921
Limit = Regulatory Capital	3,635,426
Available margin	669,505
Non-trading portfolio market risk
Short-term interest rate risk	79,029
Inflation risk	94,661
Long-term interest rate risk	884,774
Total market risk of non-trading portfolio	1,058,464
Regulatory limit of exposure to short-term interest rate and inflation risk
Short-term exposure to interest rate risk	79,029
Exposure to inflation risk	94,661
Limit: 22% of (net interest income + net fee income sensitive to interest rates)	280,565
Available margin	106,875
Regulatory limit of exposure to long-term interest rate risk
Long-term exposure to interest rate risk	884,774
35% of regulatory capital	1,272,399
Available margin	387,625

Derivative activities

At December 31, 2016, 2015 and 2014, derivatives are valued at market price on the balance sheet and the net unrealized gain (loss) on derivatives is classified as a separate line item on the income statement. Notional amounts are not recorded on the balance sheet. Banks must mark to market derivatives. A derivative financial instrument held for trading purposes must be marked to market and the unrealized gain or loss recognized in the income statement. The SBIF recognizes three kinds of hedge accounting: (i) cash flow hedges, (ii) fair value hedges and (iii) hedging of foreign investments.

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

In order to reduce the credit risk in its derivative contracts, the Bank has entered into Credit Support Annex (CSA) agreements with the majority of its counterparties, which include obligations to post daily cash collateral. The majority of the agreements include an obligation to post collateral with a threshold amount of zero. In the table below we identify those contracts with CSA and breakdown the fair value of our derivative portfolio by collateral threshold requirements for 2016 and 2015.

Fair value of derivative contracts	2016		2015
	Asset	Liabilities	Asset	Liability

Derivative contracts with zero threshold collateral amount in CSA	2,134,917	1,986,345	2,613,217	2,410,696
Derivative contracts with threshold collateral amounts in CSA that are greater than zero	233,945	238,450	388,677	311,056
Derivative contracts without CSA agreements	131,920	67,366	204,032	140,854
Total	2,500,782	2,292,161	3,205,926	2,862,606

We classify some of our derivative financial instruments as being held for trading, due to the guidelines from the SBIF. We enter into derivative contracts with some clients who seek hedging instruments. However, substantially all of our derivatives are not actually used for speculative purposes or trading. We also use derivatives to hedge our exposure to foreign exchange, interest rate and inflation risks. We had the following derivative financial instruments portfolio as of December 31, 2016, 2015 and 2014:

	As of December 31, 2016
	Notional amounts			Fair Value
	Up to 3 months	More than 3 months to one year	More than one year	Assets	Liabilities
	(Ch$ million)
Fair value hedge derivative instruments
Interest rate swaps	74,086	514,454	1,402,870	38,977	211
Cross currency swaps	424,086	505,902	1,239,490	32,640	32,868
Subtotal	498,172	1,020,356	2,642,360	71,617	33,079
Cash Flow hedge derivative instruments
Currency forwards	915,879	639,939	—	10,216	3,441
Cross currency swaps	897,480	2,613,706	4,260,194	43,591	68,894
Subtotal	1,813,359	3,253,645	4,260,194	53,807	72,335
Derivative instruments for trading
Currency forwards	15,840,731	11,240,251	3,358,765	185,618	209,955
Interest rate swaps	6,889,665	12,512,285	49,747,459	627,047	526,695
Cross currency swaps	3,966,443	7,589,201	53,148,109	1,562,068	1,449,549
Call currency options	73,943	20,994	2,664	521	5
Call interest rate options	—	—	—	—	—
Put currency options	52,143	7,892	2,664	104	542
Subtotal	26,822,925	31,370,623	106,259,661	2,375,358	2,186,746
Total	29,134,456	35,644,624	113,162,215	2,500,782	2,292,161

	As of December 31, 2015
	Notional amounts			Fair Value
	Up to 3 months	More than 3 months to one year	More than one year	Assets	Liabilities
	(Ch$ million)
Fair value hedge derivative instruments
Interest rate swaps	327,955	1,184,795	630,970	5,480	6,364
Cross currency swaps	9,441	30,040	1,842,421	181,557	1,483
Subtotal	337,396	1,214,835	2,473,391	187,037	7,847
Cash Flow hedge derivative instruments
Interest rate swaps	—	—	—	—	—
Cross currency swaps	7,281,184	4,445,006	2,720,520	273,291	69,716
Subtotal	7,281,184	4,445,006	2,720,520	273,291	69,716
Derivative instruments for trading
Currency forwards	18,731,575	13,328,727	3,459,386	341,236	318,416
Interest rate swaps	7,272,523	15,677,393	56,140,894	533,416	540,011
Cross currency swaps	5,881,627	5,898,094	44,921,355	1,826,977	1,883,185
Call currency options	49,067	60,380	477,057	42,325	41,451
Call interest rate options	—	—	264,473	1,148	1,253
Put currency options	48,958	52,682	—	422	684
Other Derivatives	125,258	—	—	74	43
Subtotal	32,109,008	35,017,276	105,263,165	2,745,598	2,785,043
Total	39,727,588	40,677,117	110,457,076	3,205,926	2,862,606

	As of December 31, 2014
	Notional amount				Fair value
	Up to 3 months	More than 3 months to 1 year	More than 1 year	Assets	Liabilities
	Ch$mn
Fair value hedge derivatives
Interest rate swaps	97,812	846,168	668,166	9,821	2,540
Cross currency swaps	—	193,704	694,852	110,448	7,997
Subtotal	97,812	1,039,872	1,363,018	120,269	10,537
Cash flow hedge derivatives
Interest rate swaps	—	—	—	—	—
Cross currency swaps	11,329	850,555	1,727,283	131,880	21,996
Subtotal	11,329	850,555	1,727,283	131,880	21,996
Trading derivatives
Currency forwards	8,740,802	20,156,612	2,155,381	342,726	277,789
Interest rate swaps	1,675,560	16,147,587	37,838,280	518,392	485,798
Cross currency swaps	524,274	4,395,731	19,028,968	1,609,197	1,761,196
Call currency options	160,560	89,701	—	1,587	2,597
Call interest rate options	—	—	103,474	795	633
Put currency options	153,999	157,757	34,491	2,575	485
Other derivatives	258,425	—	—	142	353
Subtotal	11,513,620	40,947,388	59,160,594	2,475,414	2,528,851
Total	11,622,761	42,837,815	62,250,895	2,727,563	2,561,384

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Right

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

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

In 2016, the Depositary made direct payments and reimbursements to us in the gross amount of U.S. 947,793 for expenses related to investor relations of which 30% was withheld for tax purposes in the U.S.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

As of December 31, 2016, the Bank, under the supervision and with the participation of the Bank’s management, including its Disclosure Committee, the Chief Executive Officer, the Chief Financial Officer and the Financial Controller, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). There are, as described below, inherent limitations to the effectiveness of any control system, including disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

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

We have adapted our internal control over financial reporting to international standards and comply with the guidelines set by the Committee of Sponsoring Organizations of the Treadway Commission in its Internal Control―Integrated Framework (2013). The general framework assigns to management specific responsibilities regarding the structure and effectiveness of the processes related directly and indirectly with the production of consolidated financial statements, as well as the controls needed to mitigate the risks inherent in these processes.

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

Based on this assessment, our management concluded that, as of December 31, 2016, our internal control over financial reporting was effective based on those criteria.

Changes in Internal Control Over Financial Reporting

There has been no change in the Bank’s internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that occurred during the period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting.

Our internal control over financial reporting as of December 31, 2016 has been audited by an independent registered public accounting firm, as stated in its report, which follows below.

Report of Independent Registered Public Accounting Firm

For the report of PricewaterhouseCoopers Consultores, Auditores y Compañía, independent registered public accounting firm, dated March 24, 2017, on the effectiveness of our internal control over financial reporting as of December 31, 2016, see page F-2 of our Audited Consolidated Financial Statements.

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

ITEM 16B. CODE OF ETHICS

The Bank has adopted a code of ethics that is applicable to all of the Bank’s employees and a copy is included as an exhibit hereto. We will provide to any person without charge, upon request, a copy of our code of ethics. Please email accionistas@santander.cl to request a copy. Our code of ethics is available on our website, which does not form part of this Annual Report on Form 20-F, at www.santander.cl under the heading “Información Corporativa”. http://www.santander.cl/accionistas/pdf/otros_documentos/codigo_general_de_conducta_banco-santander.pdf

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Amounts paid to the auditors for statutory audit and other services were as follows:

	2016	2015
	(in millions of Ch$)
Audit Fees
- Statutory audit	402	509
- Audit-related regulatory reporting	248	245
- Other audit-related fees	14	63
Tax Fees
- Compliance	—	—
- Advisory Services	—	264
Total	664	1,081

Statutory audit: Consists of fees billed for professional services rendered in connection with the audit of our consolidated financial statements that are provided by PricewaterhouseCoopers Consultores, Auditores y Compañía Limitada in 2016 and Deloitte Auditores y Consultores Limitada in 2015 in connection with statutory and regulatory filings or engagements, and attest services.

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

All services provided by the Bank principal auditing firm in 2016 detailed in the table above were approved by the Audit and Compliance Committee.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In 2016, neither Santander-Chile nor any of its affiliates purchased any of Santander-Chile’s equity securities.

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

Summary of Corporate Governance Standards

For a summary of our Board’s corporate governance practices please see “Item 6C—Board Practices,” which describes in detail the governing standards of the board committees. Santander-Chile has also adopted diverse measures to promote good corporate governance. Among the measures adopted are:

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

ITEM 19. EXHIBITS

a) Index to Financial Statements

Report of PricewaterhouseCoopers Consultores, Auditores y Compañía Limitada, independent registered public accounting firm	F-2

Report of Deloitte Auditores y Consultores Limitada, independent registered public accounting firm	F-3

Audited Consolidated Financial Statements

Consolidated Statements of Financial Position as of December 31, 2016 and 2015	F-5

Consolidated Statements of Income for each of the three years in the period ended December 31, 2016, 2015 and 2014	F-6
Consolidated Statements of Other Comprehensive Income for each of the three years in the period ended December 31, 2016, 2015 and 2014	F-7
Consolidated Statements of Changes in Equity for each of the three years in the period ended December 31, 2016, 2015 and 2014	F-8
Consolidated Statements of Cash Flows for each of the three years in the period ended December 31, 2016, 2015 and 2014	F-10
Notes to consolidated financial statements	F-12

b) Index to Exhibits

Exhibit Number	Description
1A.1	Restated Articles of Incorporation of Santander-Chile (Spanish Version) (incorporated by reference to our Registration Statement on Form F-4 (Registration No. 333-100975) filed with the Commission on December 12, 2002).
1A.2	Restated Articles of Incorporation of Santander-Chile (English Version) (incorporated by reference to our Registration Statement on Form F-4 (Registration No. 333-100975) filed with the Commission on December 12, 2002).
1B	Amended and Restated By-Laws (estatutos) of Santander-Chile (English Version) (incorporated by reference to our Report on Form 6-K (File No. 001-14554) filed with the Commission on March 15, 2017).
2A.1	Form of Amended and Restated Deposit Agreement among Banco Santander-Chile, The Bank of New York Mellon (as depositary) and Owners and Holders of American Depositary Shares (incorporated by reference to our Registration Statement on Form F-6 (Registration No. 333-205890) filed with the Commission on July 27, 2015).

Exhibit Number	Description
2A.2	English translation of the Foreign Investment Contract among Banco Santander Chile, JPMorgan Chase Bank, N.A. and the Central Bank of Chile relating to the foreign exchange treatment of an investment in ADSs. (incorporated by reference to Banco Santander-Chile’s Annual Report for the fiscal year ended December 31, 2015 (File No. 1-14554) filed with the Commission on May 2, 2016).
2A.3	English translation of the Assignment of Rights under the Foreign Investment Contract from JPMorgan Chase Bank, N.A. to The Bank of New York Mellon. (incorporated by reference to Banco Santander-Chile’s Annual Report for the fiscal year ended December 31, 2015 (File No. 1-14554) filed with the Commission on May 2, 2016).
2A.4	Copy of the Central Bank Chapter XXVI Regulations Related to the Acquisition of Shares in Chilean Corporations and the Issuance of Instrument on Foreign Stock Exchanges or under Other Terms and Conditions of Issue (accompanied by an English translation) (incorporated by reference to Old Santander-Chile’s Annual Report for the fiscal year ended December 31, 1996 (File No. 1-13448) filed with the Commission on June 30, 1997).
2B.1	Agreement for the Issuance of Bonds dated November 26, 1996 between Old Santander-Chile and Banco Security (accompanied by an English translation) (incorporated by reference to Old Santander-Chile’s Annual Report for the fiscal year ended December 31, 1996 (File No. 1-13448) filed with the Commission on June 30, 1997).
2B.2	Indenture dated December 9, 2004 between Santander-Chile and Deutsche Bank Trust Company Americas, as trustee, providing for issuance of securities in series (incorporated by reference to Banco Santiago’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005 (File No. 1-4554) filed with the Commission on April 12, 2006).
2B.3	Indenture dated March 16, 2001, as amended on May 30, 2003, October 22, 2004, May 3, 2005, and September 20, 2005 between Santander-Chile and Banco de Chile, as trustee, relating to issuance of UF14 million senior notes (copy to be furnished upon request).
8.1	List of Subsidiaries.
12.1	Section 302 Certification by the Chief Executive Officer.
12.2	Section 302 Certification by the Chief Financial Officer.
12.3	Section 302 Certification by the Financial Controller.
13.1	Section 906 Certification.

We will furnish to the Securities and Exchange Commission, upon request, copies of any unfiled instruments that define the rights of holders of long-term debt of Banco Santander-Chile.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

BANCO SANTANDER-CHILE

/s/ Cristian Florence
Name:	Cristian Florence
Title:	General Counsel

Date: March 24, 2017

CONSOLIDATED FINANCIAL STATEMENTS 2016	Banco Santander Chile

CONTENT

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Banco Santander Chile

In our opinion, the accompanying consolidated statement of financial position as of December 31, 2016 and the related consolidated statements of income, comprehensive income, cash flows and changes in equity for the year then ended, present fairly, in all material respects, the financial position of Banco Santander Chile and its subsidiaries at December 31, 2016, and the results of their operations and their cash flows for the year then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company´s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management´s Report on Internal Control over Financial Reporting appearing under Item 15 of this annual report. Our responsibility is to express opinions on these financial statements and on the Company´s internal control over financial reporting based on our integrated audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers Consultores, Auditores y Compañía Limitada

PricewaterhouseCoopers Consultores, Auditores y Compañía Limitada

Santiago, Chile

March 24, 2017

Deloitte Auditores y Consultores Limitada Rosario Norte 407 Rut: 80.276.200-3 Las Condes, Santiago Chile Fono: (56) 227 297 000 Fax: (56) 223 749 177 deloittechile@deloitte.com www.deloitte.cl

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Banco Santander Chile

We have audited the accompanying consolidated statement of financial position of Banco Santander Chile and subsidiaries (the “Bank”) as of December 31, 2015 and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the two years in the period ended December 31, 2015. These financial statements are the responsibility of the Bank´s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Banco Santander Chile and subsidiaries as of December 31, 2015 and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2015 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS-IASB”).

/s/ Deloitte Auditores y Consultores Limitada

Santiago, Chile

May 1, 2016

Deloitte® se refiere a Deloitte Touche Tohmatsu Limited una compañía privada limitada por garantía, de Reino Unido, y a su red de firmas miembro, cada una de las cuales es una entidad legal separada e independiente. Por favor, vea en www.deloitte.com/cl/acercade la descripción detallada de la estructura legal de Deloitte Touche Tohmatsu Limited y sus firmas miembro.

Deloitte Touche Tohmatsu Limited es una compañía privada limitada por garantía constituida en Inglaterra & Gales bajo el número 07271800, y su domicilio registrado: Hill House, 1 Little New Street, London, EC4A 3TR, Reino Unido.

Banco Santander Chile and Subsidiaries

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of December 31,
		2016	2015
	NOTE	MCh$	MCh$

ASSETS
Cash and deposits in banks	4	2,279,389	2,064,806
Cash items in process of collection	4	495,283	724,521
Trading investments	5	396,987	324,271
Investments under resale agreements	6	6,736	2,463
Financial derivative contracts	7	2,500,782	3,205,926
Interbank loans, net	8	268,672	9,711
Loans and accounts receivable from customers, net	9	26,147,154	24,528,745
Available for sale investments	10	3,388,906	2,044,411
Investments in associates and other companies	11	23,780	20,309
Intangible assets	12	58,085	51,137
Property, plant, and equipment	13	257,379	240,659
Deferred taxes	14	359,600	320,527
Other assets	15	847,272	1,100,174
TOTAL ASSETS		37,030,025	34,637,660

LIABILITIES
Deposits and other demand liabilities	16	7,539,315	7,356,121
Cash items in process of being cleared	4	288,473	462,157
Obligations under repurchase agreements	6	212,437	143,689
Time deposits and other time liabilities	16	13,151,709	12,182,767
Financial derivative contracts	7	2,292,161	2,862,606
Interbank borrowings	17	1,916,368	1,307,574
Issued debt instruments	18	7,326,372	5,957,095
Other financial liabilities	18	240,016	220,527
Current taxes	14	29,294	17,796
Deferred taxes	14	7,686	3,906
Provisions	20	292,210	274,998
Other liabilities	21	795,785	1,045,869
TOTAL LIABILITIES		34,091,826	31,835,105

EQUITY

Attributable to the equity holders of the Bank:		2,908,858	2,772,374
Capital	23	891,303	891,303
Reserves	23	1,640,112	1,527,893
Valuation adjustments	23	6,640	1,288
Retained earnings		370,803	351,890
Retained earnings from prior years		37,551	37,963
Income for the year		476,067	448,466
Minus: Provision for mandatory dividends	23	(142,815)	(134,539)
Non-controlling interest	24	29,341	30,181
TOTAL EQUITY		2,938,199	2,802,555

TOTAL LIABILITIES AND EQUITY		37,030,025	34,637,660

Banco Santander Chile and Subsidiaries

CONSOLIDATED STATEMENTS OF INCOME

For the years ended

		December 31,
		2016	2015	2014
	NOTE	MCh$	MCh$	MCh$

OPERATING INCOME

Interest income	25	2,137,044	2,085,988	2,227,018
Interest expense	25	(855,678)	(830,782)	(909,914)

Net interest income		1,281,366	1,255,206	1,317,104

Fee and commission income	26	431,184	402,900	366,729
Fee and commission expense	26	(176,760)	(165,273)	(139,446)

Net fee and commission income		254,424	237,627	227,283

Net expense from financial operations	27	(367,034)	(457,897)	(159,647)
Net foreign exchange gain	28	507,392	603,396	272,212
Other operating income	33	6,427	6,439	6,545

Net operating profit before provision for loan losses		1,682,575	1,644,771	1,663,497

Provision for loan losses	29	(342,083)	(399,277)	(354,903)

NET OPERATING PROFIT		1,340,492	1,245,494	1,308,594

Personnel salaries and expenses	30	(395,133)	(387,063)	(338,888)
Administrative expenses	31	(226,413)	(220,531)	(205,149)
Depreciation and amortization	32	(65,359)	(53,614)	(44,172)
Impairment of property, plant, and equipment	32	(234)	(21)	(36,664)
Other operating expenses	33	(68,902)	(58,729)	(58,946)

Total operating expenses		(756,041)	(719,958)	(683,819)

OPERATING INCOME		584,451	525,536	624,775

Income from investments in associates and other companies	11	3,012	2,588	2,165

Income before tax		587,463	528,124	626,940

Income tax expense	14	(109,031)	(76,395)	(51,050)

NET INCOME FOR THE YEAR		478,432	451,729	575,890

Attributable to:
Equity holders of the Bank		476,067	448,466	569,910
Non-controlling interest	24	2,365	3,263	5,980
Earnings per share attributable to Equity holders of the Bank :
Basic earnings	23	2,526	2,380	3,024
Diluted earnings	23	2,526	2,380	3,024

Banco Santander Chile and Subsidiaries

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended

		December 31,
		2016	2015	2014
	NOTE	MCh$	MCh$	MCh$

NET INCOME FOR THE YEAR		478,432	451,729	575,890

OTHER COMPREHENSIVE INCOME ITEMS WHICH MAY BE
RECLASSIFIED SUBSEQUENTLY TO PROFIT OR LOSS

Available for sale investments	10	14,468	(28,777)	20,844
Cash flow hedge	23	(6,338)	(2,099)	18,982

Other comprehensive income items which may be reclassified subsequently to profit or loss, before tax		8,130	(30,876)	39,826

Income tax related to items which may be reclassified subsequently to profit or loss	14	(1,976)	6,462	(8,289)

Other comprehensive income items which may be reclassified subsequently to profit or loss, net of tax		6,154	(24,414)	31,537
TOTAL COMPREHENSIVE INCOME FOR THE YEAR		484,586	427,315	607,427

Attributable to:
Equity holders of the Bank		481,419	424,154	601,474
Non-controlling interests	24	3,167	3,161	5,953

Banco Santander Chile and Subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended December 31, 2016, 2015 and 2014

		RESERVES		VALUATION ADJUSTMENTS			RETAINED EARNINGS
	Capital	Reserves and other retained earnings	Effects of merger of companies under common control	Available for sale investments	Cash flow hedge	Income tax effects	Retained earnings of prior years	Income for the year	Provision for mandatory dividends	Total attributable to equity holders of the Bank	Non-controlling interest	Total Equity
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Equity as of December 31, 2013	891,303	1,133,215	(2,224)	802	(8,257)	1,491	18,016	442,294	(132,688)	2,343,952	28,504	2,372,456
Distribution of income from previous period	-	-	-	-	-	-	442,294	(442,294)	-	-	-	-
Equity as of January 1, 2014	891,303	1,133,215	(2,224)	802	(8,257)	1,491	460,310	-	(132,688)	2,343,952	28,504	2,372,456
Increase or decrease of capital and reserves	-	-	-	-	-	-	-	-	-	-	(1,374)	(1,374)
Dividends distributions/ withdrawals made	-	-	-	-	-	-	(265,156)	-	132,688	(132,468)	-	(132,468)
Transfer of retained earnings to reserves	-	176,770	-	-	-	-	(176,770)	-	-	-	-	-
Provision for mandatory dividends	-	-	-	-	-	-	-	-	(170,973)	(170,973)	-	(170,973)
Subtotal	-	176,770	-	-	-	-	(441,926)	-	(38,285)	(303,441)	(1,374)	(304,815)
Other comprehensive income	-	-	-	20,878	18,982	(8,296)	-	-	-	31,564	(27)	31,537
Income for the year	-	-	-	-	-	-	-	569,910	-	569,910	5,980	575,890
Subtotal	-	-	-	20,878	18,982	(8,296)	-	569,910	-	601,474	5,953	607,427
Equity as of December 31, 2014	891,303	1,309,985	(2,224)	21,680	10,725	(6,805)	18,384	569,910	(170,973)	2,641,985	33,083	2,675,068
Distribution of income from previous period	-	-	-	-	-	-	569,910	(569,910)	-	-	-	-
Equity as of January 1, 2015	891,303	1,309,985	(2,224)	21,680	10,725	(6,805)	588,294	-	(170,973)	2,641,985	33,083	2,675,068
Dividends distributions/ withdrawals made	-	-	-	-	-	-	(330,199)	-	170,973	(159,226)	-	(159,226)
Transfer of retained earnings to reserves	-	220,132	-	-	-	-	(220,132)	-	-	-	(6,063)	(6,063)
Provision for mandatory dividends	-	-	-	-	-	-	-	-	(134,539)	(134,539)	-	(134,539)
Subtotal	-	220,132	-	-	-	-	(550,331)	-	36,434	(293,765)	(6,063)	(299,828)
Other comprehensive income	-	-	-	(28,645)	(2,099)	6,432	-	-	-	(24,312)	(102)	(24,414)
Income for the year	-	-	-	-	-	-	-	448,466	-	448,466	3,263	451,729
Subtotal	-	-	-	(28,645)	(2,099)	6,432	-	448,466	-	424,154	3,161	427,315
Equity as of December 31, 2015	891,303	1,530,117	(2,224)	(6,965)	8,626	(373)	37,963	448,466	(134,539)	2,772,374	30,181	2,802,555
Distribution of income from previous period	-	-	-	-	-	-	448,466	(448,466)	-	-	-	-
Equity as of January 1, 2016	891,303	1,530,117	(2,224)	(6,965)	8,626	(373)	486,429	-	(134,539)	2,772,374	30,181	2,802,555
Dividends distributions/ withdrawals made	-	-	-	-	-	-	(336,659)	-	134,539	(202,120)	(4,008)	(206,128)
Transfer of retained earnings to reserves	-	112,219	-	-	-	-	(112,219)	-	-	-	-	-
Provision for mandatory dividends	-	-	-	-	-	-	-	-	(142,815)	(142,815)	-	(142,815)
Subtotal	-	112,219	-	-	-	-	(448,878)	-	(8,276)	(344,935)	(4,008)	(348,943)
Other comprehensive income	-	-	-	13,414	(6,338)	(1,724)	-	-	-	5,352	803	6,155
Income for the year	-	-	-	-	-	-	-	476,067	-	476,067	2,365	478,432
Subtotal	-	-	-	13,414	(6,338)	(1,724)	-	476,067	-	481,419	3,168	484,587
Equity as of December 31, 2016	891,303	1,642,336	(2,224)	6,449	2,288	(2,097)	37,551	476,067	(142,815)	2,908,858	29,341	2,938,199

Banco Santander Chile and Subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended December 31, 2016, 2015 and 2014

Period	Total attributable to equity holders of the Bank	Allocated to reserves	Allocated to dividends	Percentage distributed	Number of shares	Dividend per share (in pesos)
	MCh$	MCh$	MCh$	%

Year 2015 (Shareholders Meeting April 2016)	448,878	112,219	336,659	75	188,446,126,794	1.787

Year 2014 (Shareholders Meeting April 2015)	550,331	220,132	330,199	60	188,446,126,794	1.752

Banco Santander Chile and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended

		December 31,
		2016	2015	2014
	NOTE	MCh$	MCh$	MCh$

A - CASH FLOWS FROM OPERATING ACTIVITIES
NET INCOME FOR THE YEAR		478,432	451,729	575,890
Debits (credits) to income that do not represent cash flows		(1,082,975)	(927,591)	(1,022,091)
Depreciation and amortization	32	65,359	53,614	44,127
Impairment of property, plant, and equipment	32	234	21	36,664
Provision for loan losses	29	420,381	467,417	413,880
Mark to market of trading investments		(2,682)	(3,001)	(11,285)
Income from investments in associates and other companies	11	(3,012)	(2,588)	(2,165)
Net gain on sale of assets received in lieu of payment	33	(1,663)	(2,455)	(2,811)
Provision on assets received in lieu of payment	33	9,246	7,803	1,577
Net gain on sale of property, plant and equipment	33	(2,017)	(381)	(687)
Net interest income	25	(1,281,366)	(1,255,206)	(1,317,104)
Net fee and commission income	26	(254,424)	(237,627)	(227,283)
Debits (credits) to income that do not represent cash flows		4,238	90,484	115,240
Changes in deferred taxes	14	(37,269)	(45,672)	(72,244)
Increase/decrease in operating assets and liabilities		1,340,697	1,163,658	728,624
(Increase) of loans and accounts receivables from customers, net		(1,643,744)	(2,083,854)	(1,674,156)
(Increase) decrease of financial investments		(1,417,211)	(57,731)	(437,853)
Decrease (increase) due to resale agreements (assets)		(4,273)	2,463	17,469
Decrease (increase) of interbank loans		(261,744)	(1,057)	113,477
Decrease of assets received or awarded in lieu of payment		18,238	4,157	4,431
Increase of debits in customers checking accounts		268,695	744,863	727,604
Increase of time deposits and other time liabilities		968,942	1,768,827	738,668
Increase (decrease) of obligations with domestic banks		365,436	(66,006)	65,506
Increase of other demand liabilities or time obligations		(85,502)	130,763	132,130
Increase (decrease) of obligations with foreign banks		243,355	142,069	(516,156)
(Decrease) of obligations with Central Bank of Chile		3	(90)	(126)
(Decrease) increase of obligations under repurchase agreements		68,748	(248,437)	183,154
Increase (decrease) in other financial liabilities		19,489	15,402	15,344
Net increase of other assets and liabilities		259,900	(1,286,057)	(805,865)
Redemption of letters of credit		(16,606)	(26,720)	(29,668)
Mortgage bond issuance		-	-	36,941
Senior bond issuances		3,537,855	878,389	1,196,273
Redemption of mortgage bonds and payments of interest		(5,492)	(5,343)	(4,195)
Redemption of senior bonds and payments of interest		(2,499,271)	(231,972)	(574,507)
Redemption of subordinated bonds and payments of interest		(12,128)	(10,397)	(8,886)
Interest received		2,137,044	2,093,028	2,235,437
Interest paid		(855,678)	(836,544)	(913,800)
Dividends received from investments in other companies	11	217	278	119
Fees and commissions received	26	431,184	402,900	366,729
Fees and commissions paid	26	(176,760)	(165,273)	(139,446)
Total cash flow provided by (used in) operating activities		736,154	687,796	282,423

Banco Santander Chile and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended

		December 31,
		2016	2015	2014
	NOTE	MCh$	MCh$	MCh$

B - CASH FLOWS FROM INVESTMENT ACTIVITIES:
Purchases of property, plant, and equipment	13	(62,356)	(65,111)	(59,088)
Sales of property, plant, and equipment	13	560	121	172
Purchases of investments in associates and other companies	11	(1,123)	(302)	(6,313)
Purchases of intangible assets	12	(27,281)	(27,573)	(27,437)
Total cash flow (used in) provided by investment activities		(90,200)	(92,865)	(92,666)

C - CASH FLOW FROM FINANCING ACTIVITIES:
From shareholders’ financing activities		(336,659)	(330,199)	(265,156)
Dividends paid		(336,659)	(330,199)	(265,156)
Total cash flow used in financing activities		(336,659)	(330,199)	(265,156)

D – NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS DURING THE YEAR		309,295	264,732	(75,399)

E – EFFECTS OF FOREIGN EXCHANGE RATE FLUCTUATIONS		(150,266)	203,436	34,893

F - INITIAL BALANCE OF CASH AND CASH EQUIVALENTS		2,327,170	1,859,002	1,899,508

FINAL BALANCE OF CASH AND CASH EQUIVALENTS	4	2,486,199	2,327,170	1,859,002

		December 31,
Reconciliation of provisions for the Consolidated Statement of Cash Flow for the year ended		2016	2015	2014
		MCh$	MCh$	MCh$

Provision for loan losses for cash flow purposes	29	420,381	467,417	413,880
Recovery of loans previously charged off	29	(78,298)	(68,140)	(58,977)
Provision for loan losses – net		342,083	399,277	354,903

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

Banco Santander Spain controls Banco Santander-Chile through its holdings in Teatinos Siglo XXI Inversiones Ltda. and Santander-Chile Holding S.A., which are controlled subsidiaries of Banco Santander Spain. As of December 31, 2016 Banco Santander Spain owns or controls directly and indirectly 99.5% of Santander-Chile Holding S.A. and 100% of Teatinos Siglo XXI Inversiones Ltda. This gives Banco Santander Spain control over 67.18% of the Bank’s shares.

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

The UF is revalued in monthly cycles. Each day in the period beginning on the tenth day of the current month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect a proportionate amount of the change in the Chilean Consumer Price Index during the prior calendar month. One UF is equaled to Ch$26,347.98 as of December 31, 2016 and Ch$25,629.09 as of December 31, 2015. In 2016, UF inflation was 2.7% compared to 4.4% in 2015. The effect of any changes in the nominal peso value of our UF-denominated interest earning assets and interest bearing liabilities is reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest income and expense, respectively.

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

b)      Basis of preparation for the Consolidated Financial Statements

The Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2016, 2015 and 2014, incorporate the financial statements of the entities over which the Bank has control (including structured entities); and includes the adjustments, reclassifications and eliminations needed to comply with the accounting and valuation criteria established by IFRS. Control is achieved when the Bank:

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

The following companies are considered entities controlled by the Bank and are therefore within the scope of consolidation:

i.	Entities controlled by the Bank through participation in equity

Name of the Subsidiary			Percent ownership share
			As of December 31,
		Place of Incorporation and operation	2016			2015			2014
			Direct	Indirect	Total	Direct	Indirect	Total	Direct	Indirect	Total
	Main Activity		%	%	%	%	%	%	%	%	%

Santander Corredora de Seguros Limitada	Insurance brokerage	Santiago, Chile	99.75	0.01	99.76	99.75	0.01	99.76	99.75	0.01	99.76
Santander Corredores de Bolsa Limitada(*)	Financial instruments brokerage	Santiago, Chile	50.59	0.41	51.00	50.59	0.41	51.00	50.59	0.41	51.00
Santander Agente de Valores Limitada	Securities brokerage	Santiago, Chile	99.03	-	99.03	99.03	-	99.03	99.03	-	99.03
Santander S.A. Sociedad Securitizadora	Purchase of credits and issuance of debt instruments	Santiago, Chile	99.64	-	99.64	99.64	-	99.64	99.64	-	99.64
Santander Servicios de Recaudación y Pagos Limitada (**)	Support society, making and receiving payment	Santiago, Chile	-	-	-	-	-	-	99.90	0.1	100.00

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

The following companies are considered “Associates” in which the Bank accounts for its participation using the equity method:

			Percentage of ownership share
			As of December 31,
		Place of Incorporation and operation	2016	2015	2014
Associates	Main activity		%	%	%
Redbanc S.A.	ATM services	Santiago, Chile	33.43	33.43	33.43
Transbank S.A.	Debit and credit card services	Santiago, Chile	25.00	25.00	25.00
Centro de Compensación Automatizado	Electronic fund transfer and compensation services	Santiago, Chile	33.33	33.33	33.33
Sociedad Interbancaria de Depósito de Valores S.A.	Delivery of securities on public offer	Santiago, Chile	29.29	29.29	29.28
Cámara Compensación de Alto Valor S.A.	Payments clearing	Santiago, Chile	14.93	14.23	14.14
Administrador Financiero del Transantiago S.A.	Administration of boarding passes to public transportation	Santiago, Chile	20.00	20.00	20.00
Sociedad Nexus S.A.	Credit card processor	Santiago, Chile	12.90	12.90	12.90
Servicios de Infraestructura de Mercado OTC S.A.	Administration of the infrastructure for the financial market of derivative instruments	Santiago, Chile	12.07	11.11	11.11

In the case of Sociedad Nexus S.A. and Cámara Compensación de Pagos Alto Valor S.A., Banco Santander Chile has a representative on the Board of Directors. As per the definition of associates, the Bank has concluded that it exerts significant influence over those entities.

During the last quarter of 2016, Banco Penta ceded to Banco Santander Chile a portion of its share in the companies "Sociedad Operadora de la Cámara de Compensación de pagos de Alto Valor S.A." and "Servicios de Infraestructura de Mercado OTC S.A.", wherewith the Bank's share has increased to 14.93% and 12.07% respectively.

As of the ended of the third quarter of 2016, Deutsche Bank ceded to Banco Santander Chile a portion of its share in the companies "Sociedad Operadora de la Cámara de Compensación de pagos de Alto Valor S.A." and "Servicios de Infraestructura de Mercado OTC S.A.", wherewith the Bank's share has increased to 14.84% and 11.93% respectively.

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

At the Extraordinary Shareholders meeting held in April 21, 2016, Transbank S.A. agreed to increase its capital by capitalizing the accumulated profits, through the issuance of shares redeemed for payment, and the placement of shares of payment for $4,000 million approximately. Banco Santander Chile participated proportionally to its participation (25%), reason why it subscribed and paid shares for approximately $1,000 million. Previously, Transbank agreed a capital increase at an Extraordinary Shareholders' Meeting held in April 2015, Banco Santander subscribed that agreement, maintaining its ownership.

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

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

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

e)      Functional and presentation currency

According to International Accounting Standard (IAS) 21 “The Effects of Changes in Foreign Exchange Rates”, the Chilean peso, which is the currency of the primary economic environment in which the Bank operates and the currency which influences its costs and revenue structure, has been defined as the Bank’s functional and presentation currency.

Accordingly, all balances and transactions denominated in currencies other than the Chilean Peso are treated as “foreign currency”.

The Bank maintains its accounting records and prepares its financial statements in Chilean pesos. The US dollar amounts disclosed in the accompanying financial statements are presented solely for the convenience of the reader as of December 31, 2016 using the observed exchange rate of Ch$666.00 per US$1.00. Such translations should not be construed as representations that the (local currency) amounts represent, or have been or could be converted into, United States dollars at that or any other rate.

f)       Foreign currency transactions

The Bank makes transactions in amounts denominated in foreign currencies, mainly the U.S. dollar. Assets and liabilities denominated in foreign currencies, held by the Bank are translated to Chilean pesos based on the market rate published by Reuters at 1:30 p.m. representative of the month end reported; the rate used was Ch$666.00 per US$1 as of December 31, 2016 (Ch$707.80 per US$1 as of December, 2015).

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

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Regular way purchases or sales of financial assets require delivery of the asset within the time frame established by regulation or convention in the marketplace.

Financial assets are initially recognized at fair value plus, in the case of financial assets not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue.

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

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Financial instruments held by the Bank that are traded in an active market are classified as AFS and are stated at fair value at the end of each reporting period. The Bank also has investments in financial instruments that are not traded in an active market but that are also classified as AFS investments and stated at fair value at the end of each reporting period (because the Bank considers that fair value can be reliably measured). Changes in the carrying amount of AFS monetary financial assets relating to changes in foreign currency rates, interest income calculated using the effective interest method and dividends on AFS equity investments are recognised in profit or loss. Other changes in the carrying amount of available for sale investments are recognised in other comprehensive income and accumulated under the heading of “Valuation Adjustment”. When the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously accumulated in the investments revaluation reserve is reclassified to profit or loss.

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

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

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

Other financial liabilities

Other financial liabilities (including borrowings and trade and other payables) are initially recorded at fair value and subsequently measured at amortised cost using the effective interest method.

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

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

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

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

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

Specifically, the fair value of financial derivatives included in the portfolios of financial assets or liabilities held for trading is deemed to be their daily quoted price. If, for exceptional reasons, the quoted price cannot be determined on a given date, the fair value is determined using similar methods to those used to measure over the counter (OTC) derivatives. The fair value of OTC derivatives is the sum of the future cash flows resulting from the instrument, discounted to present value at the date of valuation (“present value” or “theoretical close”) using valuation techniques commonly used by the financial markets: “net present value” (NPV) and option pricing models, among other methods. Also, within the fair value of derivatives are included Credit Valuation Adjustment (CVA) and Debit Valuation Adjustment (DVA), all with the objective that the fair value of each instrument includes the credit risk of its counterparty and Bank´s own risk. The Credit valuation adjustment (CVA) is a valuation adjustment to OTC derivatives as a result of the risk associated with the credit exposure assumed by each counterparty. The CVA is calculated taking into account potential exposure to each counterparty in each future period. The debit valuation adjustment (DVA) is a valuation adjustment similar to the CVA but, in this case, it arises as a result of the Bank’s own risk assumed by its counterparties in OTC derivatives. As of December 31, 2016, CVA and DVA amounts to MCh$17,004 and MCh$15,002, respectively.

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

The “effective interest rate” is the discount rate that exactly matches the initial amount of a financial instrument to all its estimated cash flows over its remaining life. For fixed-rate financial instruments, the effective interest rate incorporates the contractual interest rate established on the acquisition date plus, where applicable, the fees and transaction costs that are a part of the financial return are included. For floating-rate financial instruments, the effective interest rate matches the current rate of return until the date of the next review of interest rates.

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

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

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

The main techniques used as of December 31, 2016 and 2015 by the Bank’s internal models to determine the fair value of the financial instruments are as follows:

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

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

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

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

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

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

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

ii. Non-financial assets:

The Bank’s non-financial assets, are reviewed at the reporting date to determine whether they show signs of impairment (i.e. its carrying amount exceeds its recoverable amount). If any such evidence exists, the recoverable amount of the asset is estimated, in order to determine the extent of the impairment loss.

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

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

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

The consolidated entities assess at each reporting date whether there is any indication that the carrying amount of any tangible asset exceeds its recoverable amount. If this is the case, the carrying amount of the asset is reduced to its recoverable amount and future depreciation charges are adjusted in accordance with the revised carrying amount and to the new remaining useful life.

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

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

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

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

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

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

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

During the second semester of 2014, and as a response to the ongoing improvement of the allowances models for loans, the Bank recalibrated its allowances model for consumer loans and commercial loans. The models were recalibrated with the aim of improving the prediction of client behavior and maintaining statistical and management standards. Part of these improvements consisted of the advancement of the models’ governance allowing technical and defined approvals at different points of the approval process, better statistical techniques and the use of the entire extent of historical information, allowing more clarified definition of the Probability of Non-Performance (PNP) and the Severity (SEV) involved in the provision calculation. This model improvement resulted in the release of consumer provisions of Ch$26,563 million and an increase in commercial provisions of Ch$45,141 million. As this is a change in estimation, the net increase of these improvements (Ch$18,578 million) was recognized under the "Provisions for loan losses" in the Consolidated Statement of Income for the year in accordance with IAS 8 Accounting policies, changes in Accounting Estimates and Errors.

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

s)      Non-current assets held for sale (in “Other Assets”)

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

At least once a year, the Bank performs the necessary analysis to update the “cost to sale” of assets received or awarded in lieu of payments. According to the Bank’s survey, as of December 31, 2016 the average cost to sale was estimated at 5.1% of the appraisal value (5.0% as of December 31, 2015).

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

As of December 31, 2016 and 2015 the Bank did not have any instruments that generated dilution.

u)     Temporary acquisition (assignment) of assets and liabilities

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

v)     Provision for mandatory dividends

As of December 31, 2016 and 2015 the Bank recorded a provision for mandatory dividends. This provision is made pursuant to Article 79 of the Corporations Act, which is in accordance with the Bank’s internal policy, pursuant to which at least 30% of net income for the period is distributed, except in the case of a contrary resolution adopted at the respective shareholders’ meeting by unanimous vote of the outstanding shares. This provision is recorded, as a deducting item, under the “Retained earnings – provision for mandatory dividends” line of the Consolidated Statement of Changes in Equity with offset to Provisions.

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

The amendments are effective for annual periods beginning on or after 1 January 2016. Earlier application is permitted but corresponding disclosures are required. The amendments apply prospectively. The implementation of this amendment did not have material impact on the consolidated financial statement of the Bank.

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Clarification of Acceptable Methods of Depreciation and Amortization (Amendments to IAS 16 and IAS 38) - issued on May 12, 2014 the IASB has published “Clarification of Acceptable Methods of depreciation and amortization (amendments to IAS 16 and IAS 38)”.The amendments provide additional guidance on how the depreciation or amortization of property, plant and equipment and intangible assets should be calculated. They are effective for annual periods beginning on or after 1 January 2016, with earlier application being permitted. The implementation of this amendment did not have material impact on the consolidated financial statement of the Bank.

Equity Method in Separate Financial Statements (Amendments to IAS 27) - issued on August 12, 2014, the IASB has published “Equity Method in Separate Financial Statements (Amendments to IAS 27)”. The amendments reinstate the equity method as an accounting option for investments in subsidiaries, joint ventures and associates in an entity's separate financial statements. The amendments allow an entity to account for investments in subsidiaries, joint ventures and associates in its separate financial statements:

•	at cost, in accordance with IFRS 9 Financial Instruments (or IAS 39 Financial Instruments: Recognition and Measurement for entities that have not yet adopted IFRS 9), or

•	using the equity method as described in IAS 28 Investments in Associates and Joint Ventures.

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

The amendments are to be applied retrospectively in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. The implementation of this amendment did not have material impact on the consolidated financial statement of the Bank.

Disclosure initiative (Amendments to IAS 1) - issued on December 18, 2014 the IASB added an initiative on disclosure to its work program in 2013 to complement the work being done in the Conceptual Framework project. The initiative is made up of a number of smaller projects that aim at exploring opportunities to see how presentation and disclosure principles and requirements in existing Standards can be improved. They are effective for annual periods beginning on or after 1 January 2016, with earlier application being permitted. The implementation of this amendment did not have material impact on the consolidated financial statement of the Bank.

Investment Entities: Applying the Consolidation Exception (Amendments to IFRS 10, IFRS 12 and IAS 28) - issued on December 18, 2014 the IASB has published 'Investment Entities: Applying the Consolidation Exception, Amendments to IFRS 10 Consolidated Financial Statements, IFRS 12 Disclosure of Interests in Other Entities and IAS 28 Investments in Associates and Joint Ventures (2011) to address issues that have arisen in the context of applying the consolidation exception for investment entities. They are effective for annual periods beginning on or after 1 January 2016, with earlier application being permitted. The implementation of this amendment did not have material impact on the consolidated financial statement of the Bank.

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

IAS 19 Employee Benefits, Discount rate – Clarifies that the high quality corporate bonds used in estimating the discount rate for postemployment benefits should be denominated in the same currency as the benefits to be paid (thus, the depth of the market for high quality corporate bonds should be assessed at currency level).

IAS 34 Interim Financial Reporting, Disclosure of information “elsewhere in the interim financial report” - Clarifies the meaning of 'elsewhere in the interim report' and requires a cross-reference.

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The improvements are effective for annual periods beginning on or after 1 July 2016, with earlier application being permitted. The implementation of this amendment did not have material impact on the consolidated financial statement of the Bank

ii. New and revised IFRS issued but not effective

IFRS 9 Financial Instruments (2014) (IFRS 9) - IFRS 9 (2014) – In July 2014, the International Accounting Standards Board (IASB) approved IFRS 9 to replace IAS 39 ‘Financial Instruments: Recognition and Measurement’ .

IFRS 9 sets out the requirements for recognition and measurement of financial instruments. The main new developments of the standard are discussed below.

Classification and measurement of financial assets and financial liabilities: Under IFRS 9, financial assets are classified on the basis of the business model within which they are held and their contractual cash flow characteristics. These factors determine whether the financial assets are measured at amortised cost, fair value through other comprehensive income or fair value through profit or loss. For many financial assets, the classification and measurement outcomes will be similar to IAS 39. However, under IFRS 9, embedded derivatives are not separated from host financial assets and equity securities are measured at fair value either through profit or loss or, in certain circumstances, an irrevocable election may be made to present fair value movements in other comprehensive income. The requirements for the classification and measurement of financial liabilities were carried forward unchanged from IAS 39, however, the requirements relating to the fair value option for financial liabilities were changed to address own credit risk and, in particular, the presentation of gains and losses within other comprehensive income.

Impairment: IFRS 9 introduces fundamental changes to the impairment of financial assets measured at amortised cost or at fair value through other comprehensive income, lease receivables and certain commitments to extend credit and financial guarantee contracts. It is no longer necessary for losses to be incurred before credit losses are recognised. Instead, under IFRS 9, an entity always accounts for expected credit losses (ECLs), and any changes in those ECLs. The ECL approach must reflect both current and forecast changes in macroeconomic data over a horizon that extends from 12 months to the remaining life of the asset if a borrower’s credit risk is deemed to have deteriorated significantly at the reporting date compared to the origination date. The estimate of ECLs, should reflect an unbiased and probability-weighted amount that is determined by evaluating a range of possible outcomes and considering reasonable and supportable information at the reporting date. Similar to the current incurred credit loss provisioning approach, management will exercise judgment as to whether additional adjustments are required in order to adequately reflect possible events or current conditions that could affect credit risk.

For financial assets, an ECL is the current value of the difference between the contractual cash flows owed to the entity according to the contract and the cash flows which the entity expects to receive. For undrawn loan commitments, an ECL is the current value of the difference between the contractual cash flows owed to the entity and the cash flows which the entity expects to receive if the loan is drawn.

An assessment of each facilities’ credit risk profile will determine whether they are to be allocated to one of three stages:

-  Stage 1: when it is deemed there has been no significant increase in credit risk since initial recognition, a loss allowance equal to a 12-month ECL – i.e. the proportion of lifetime expected losses resulting from possible default events within the next 12-months - will be applied;

- Stage 2: when it is deemed there has been a significant increase in credit risk since initial recognition, but no credit impairment has materialised, a loss allowance equal to the lifetime ECL – i.e. lifetime expected loss resulting from all possible defaults throughout the residual life of a facility – will be applied; and

- Stage 3: when the facility is considered credit impaired, a loss allowance equal to the lifetime ECL will be applied. Similar to incurred losses under IAS 39, objective evidence of credit impairment is required.

The assessment of whether a significant increase in credit risk has occurred since initial recognition involves the application of both quantitative measures and qualitative factors, requires management judgment and is a key aspect of the IFRS 9 methodology.

Hedge accounting: The general hedge accounting requirements align more closely with risk management practices and establish a more principle-based approach thereby allowing hedge accounting to be applied to a wider variety of hedging instruments and risks. Macro hedge accounting is being dealt with as a separate project. Until such time as that project is complete, and to remove any potential conflict between any existing macro hedge accounting undertaken under IAS 39 and the new general hedge accounting requirements of IFRS 9, entities can choose to continue to apply the existing hedge accounting requirements in IAS 39.

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The Bank has established a work stream with the aim of adapting its processes to the new classification standards for financial instruments, accounting of hedges and estimating credit risk impairment. Accordingly, the Bank is working towards defining an objective internal model and analyzing all the changes which are needed to adapt accounting classifications and credit risk impairment estimation models in force in each unit to the previous definitions. The governance structure currently implemented complies with the requirements set out in the new standards. The Bank during this exercise, has successfully completed the design phase of the implementation plan. The major milestones achieved include the identification of technological needs have been identified as well as the necessary adaptations to the existing control environment.

The Bank is currently in the development and implementation phase of the models and requirements defined. The objective of the Bank at these stages is to develop an operational model adapted to the requirements of IFRS 9 and ensure the definition of functional requirements At the IT environment, an efficient implementation, optimizing its resources as well as the designs elaborated in the previous stages.

Once the implementation phase is completed, the Bank will test the effective performance of the model through several simulations and ensuring that the transition to the new operating model meets the objectives established in the previous phases. This last stage includes the parallel execution of the provisions calculation.

IFRS 15, Revenue from Contracts with Customers - issued on May 28, 2014, the IASB has published its new standard, IFRS 15 Revenue from contracts with customers. At the same time, the Financial Accounting Standards Board (FASB) has published its equivalent revenue standard, ASU 2014-09. The new standard provides a single, principles based five-step model to be applied to all contracts with customers, i) identify the contract with the customer, ii) identify the performance obligations in the contract, iii) determine the transaction price, iv) allocate the transaction price to the performance obligations in the contracts, v) recognize revenue when (or as) the entity satisfies a performance obligation.

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

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

IFRS 16 is effective for periods beginning on or after January 1, 2019, with earlier adoption permitted if IFRS 15 “Revenue from Contracts with Customer” has also been applied. The Bank has initially determined the operating lease contract inventory (lessee) and beginning its review to determine the potential impact it will have on the consolidated financial statement of the Bank.

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

Clarifications to IFRS 15 Revenue from Contracts with Customers- The amendments were published on April 12, 2016 and do not change the underlying principles of the Standard. They just clarify and provide alternatives for the transition. The amendment clarifies identification of performance obligations, determination of principal and agent licenses.

These modifications are applicable from January 1, 2018, with early application permitted. Management is assessing the potential impact of applying this standard.

Amendments to IFRS 2 Classification and measurement of share-based payment transactions – These amendments were published June 20, 2016, to address issues with:

•	The accounting of share- based payment transactions paid in cash that include a performance condition

•	The classification of share-based transactions

•	Accounting for modifications of share-based payment transactions from cash-settled to equity-settled.

This standard is applicable from January 1, 2018, with early application permitted. Management is assessing the potential impact of applying this standard.

Amendments to IFRS 4: Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts- The amendments are intended to address concerns about the different effective dates of IFRS 9 and the forthcoming new insurance contracts standard (expected as IFRS 17 within the next six months). The amendments provide two options for entities that issue insurance contracts within the scope of IFRS 4:

-an option that permits entities to reclassify, from profit or loss to other comprehensive income, some of the income or expenses arising from designated financial assets (the "overlay approach");

-an optional temporary exemption from applying IFRS 9 for entities whose predominant activity is issuing contracts within the scope of IFRS 4 (the "deferral approach"). An entity would apply the overlay approach retrospectively to qualifying financial assets when it first applies IFRS 9 while an entity would apply the deferral approach for annual periods beginning on or after January 1, 2018. Management has assessed that the implementation of these modifications will not have a material impact on the Unaudited Consolidated Interim Financial Statements of the Bank.

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

IFRIC 22 Foreign Currency Transactions and Advance Consideration – This interpretations issued on December 8, 2016, clarifies the accounting for transactions that include the receipt or payment of advance consideration in a foreign currency.

The Interpretation covers foreign currency transactions when an entity recognises a non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration before the entity recognises the related asset, expense or income. It does not apply when an entity measures the related asset, expense or income on initial recognition at fair value or at the fair value of the consideration received or paid at a date other than the date of initial recognition of the non-monetary asset or non-monetary liability. Also, the Interpretation need not be applied to income taxes, insurance contracts or reinsurance contracts.

Consensus

The date of the transaction, for the purpose of determining the exchange rate, is the date of initial recognition of the non-monetary prepayment asset or deferred income liability.

If there are multiple payments or receipts in advance, a date of transaction is established for each payment or receipt.

IFRIC 22 is effective for annual reporting periods beginning on or after 1 January 2018. Earlier application is permitted. The Bank’s management has considered that these amendments will not have material impact on the consolidated financial statements of the Bank.

Annual Improvement 2014-2016

IFRS 1 First time adoption of IFRS - Deletion of short-term exemptions for first-time adopters.

IFRS 12 Disclosure of Interests in Other Entities - Clarification of the scope of the Standard.

IAS 28 Investments in Associates and Joint Ventures - Measuring an associate or joint venture at fair value.

The amendments to IFRS 1 and IAS 28 are effective for annual periods beginning on or after 1 January 2018, the amendment to IFRS 12 for annual periods beginning on or after 1 January 2017. The Bank’s management has considered that these amendments will not have material impact on the consolidated financial statements of the Bank.

NOTE 02

SIGNIFICANT EVENTS

As of December 31, 2016, the following significant events have occurred and affected the Bank`s operations and Consolidated Financial Statements.

a) The Board

In the Ordinary Board Meeting of Banco Santander Chile held on March 15, 2016, Mr. Víctor Arbulú Crousillat resigned as director. In view of his resignation and the vacancy left by Mr. Lisandro Serrano, at the Ordinary Board Meeting held on October 20, 2015, the Board appointed Mr. Andreu Plaza López and Mrs. Ana Dorrego de Carlos. Finally, it is reported that Mr. Mauricio Larraín Garcés has been designated as a member of the Directors and Audit Committee in replacement of Mr. Víctor Arbulú Crousillat.

In the Ordinary Board Meeting dated April 26, 2016, the appointment of directors, Mr. Andreu Plaza López and Mrs. Ana Dorrego de Carlos, have been ratified, and they have been appointed titular directors at the Ordinary Session of the Board of Directors held on October 20, 2015.

b) Use of Profits and Distribution of Dividends

The Shareholders’ Meeting of Banco Santander Chile held on April 26, 2016, was chaired by Mr. Vittorio Corbo Lioi (President), Mr. Oscar Vön Chrismar Carvajal (First Vice-President), Mr. Roberto Méndez Torres (Second Vice-Chairman), Mr. Marco Colodro Hadjes, Mr. Lucia Cruz, Mr. Ana Dorrego de Carlos, Mauricio Larraín Garcés, Juan Pedro Santa Maria, Orlando Poblete Iturrate, Andreu Plaza López and Blanca Bustamante Bravo. In addition, the General Manager Mr. Claudio Melandri Hinojosa and the Manager of Strategic Planning Mr. Raimundo Monge. attended the meeting.

According to the information presented in aforementioned meeting, 2015 net income (designated in the financial statements as “Income attributable to equity holders of the Bank”) amounted to Ch$448,878 million, according to local regulations. The Board approved the distribution of 75% of such net income, yielding a Ch$1.786 dividend per share, payable starting on April 29, 2016. Also, it was approved that the remaining 25% of the profits will be retained in the Bank’s reserves.

c) Appointment of External Auditors

In the Ordinary General Shareholders' Meeting indicated above, it was agreed to appoint PricewaterhouseCoopers Consultores, Auditores y Compañía Limitada, as external auditors of the Bank and its affiliates for the 2016 fiscal year.

d) Capital increase of Transbank S.A.

In the Extraordinary Shareholders' Meeting of Transbank S.A. held on April 21, 2016, it was agreed to increase the capital of the company by capitalizing the accumulated profits, through the issuance of shares redeemed for payment, and placement of payment shares for approximately $4,000 million. Banco Santander Chile participated proportionally to its participation (25%), reason why it subscribed and paid shares for approximately $1 million.

NOTE 02

SIGNIFICANT EVENTS, continued

e) Issuance of bonds - at December 31, 2016

In the year ended December 31, 2016 the Bank has issued senior bonds in the amount of UF 96,000,000, CLP 100,000,000,000, USD 215,000,000, JPY 3,000,000,000, EUR 104,000,000 and CHF 125,000,000. Debt issuance information is included in Note 18.

e.1) Senior bonds

Series	Currency	Amount	Term (annual)	Issuance rate (annual)	Issuance date	Maturity date
T1	UF	7,000,000	4.0	2.20%	02-01-2016	02-01-2020
T2	UF	5,000,000	4.5	2.25%	02-01-2016	08-01-2020
T3	UF	5,000,000	5.0	2.30%	02-01-2016	12-01-2020
T4	UF	8,000,000	5.5	2.35%	02-01-2016	08-01-2021
T5	UF	5,000,000	6.0	2.40%	02-01-2016	02-01-2022
T6	UF	5,000,000	6.5	2.45%	02-01-2016	08-01-2022
T7	UF	5,000,000	7.0	2.50%	02-01-2016	02-01-2023
T8	UF	8,000,000	7.5	2.55%	02-01-2016	08-01-2023
T9	UF	5,000,000	8.0	2.60%	02-01-2016	02-01-2024
T10	UF	5,000,000	8.5	2.60%	02-01-2016	08-01-2024
T11	UF	5,000,000	9.0	2.65%	02-01-2016	02-01-2025
T12	UF	5,000,000	9.5	2.70%	02-01-2016	08-01-2025
T13	UF	5,000,000	10.0	2.75%	02-01-2016	02-01-2026
T14	UF	18,000,000	11.0	2.80%	02-01-2016	02-01-2027
T15	UF	5,000,000	12.5	3.00%	02-01-2016	08-01-2028
Total	UF	96,000,000
T16	CLP	100,000,000,000	5.5	5,20%	02-01-2016	08-01-2021
Total	CLP	100,000,000,000
DN	USD	10,000,000	5.0	Libor-USD 3M+1.05%	06-02-2016	06-09,2021
DN	USD	10,000,000	5.0	Libor-USD 3M+1.22%	06-08-2016	06-17-2021
DN	USD	10,000,000	5.0	Libor-USD 3M+1.20%	08-01-2016	08-16-2021
DN	USD	185,000,000	5.0	Libor-USD 3M+1.20%	11-10-2016	11-28-2021
Total	USD	215,000,000
JPY	JPY	3,000,000,000	5.0	0.115%	06-22-2016	06-29-2021
Total	JPY	3,000,000,000
EUR	EUR	20,000,000	8.0	0.80%	08-04-2016	08-19-2024
EUR	EUR	54,000,000	12.0	1.307%	08-05-2016	08-17-2028
EUR	EUR	30,000,000	3.0	0.25%	12-09-2016	12-20-2019
Total	EUR	104,000,000
CHF	CHF	125,000,000	8.5	0.35%	11-14-2016	05-30-2025
Total	CHF	125,000,000

e.2) Subordinated bonds

As at December 31, 2016 the Bank had not issued subordinated bonds in this financial year.

e.3) Mortgage bonds

As at December 31, 2016 the Bank had not issued mortgages bonds in this financial year.

NOTE 02

SIGNIFICANT EVENTS, continued

e.4)       Repurchase of bonds

The Bank has conducted the following repurchase of bonds as of December 31, 2016:

Date	Series	Amount
01-13-2016	Senior bond	USD 600,000
01-27-2016	Senior bond	USD 960,000
03-08-2016	Senior bond	USD 481,853,000
03-08-2016	Senior bond	USD 140,104,000
05-10-2016	Senior bond	USD 10,000,000
11-29-2016	Senior bond	USD 6,895,000

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

According to the information presented in aforementioned meeting, 2014 net income (designated in the financial statements as “Income attributable to equity holders of the Bank”) amounted to Ch$550,331 million. The Board approved the distribution of 60% of such net income, yielding a Ch$1.752 dividend per share, payable starting on April 29, 2015. Also, it was approved that the remaining 40% of the profits will be retained in the Bank’s reserves.

NOTE 02

SIGNIFICANT EVENTS, continued

c) Issuance of bonds - at December 31, 2015

In the year ended December 31, 2015 the Bank has issued senior bonds in the amount of CLP 500,000,000,000 UF 14,000,000 CHF 150,000,000, and JPY 1,200,000,000. Debt issuance information is included in Note 18.

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

Below are the tables showing the Bank’s results by reporting segment for the years ended December 31, 2016, 2015 and 2014 in addition to the corresponding balances of loans and accounts receivable from customers:

		As of December 31, 2016
	Loans and accounts receivable from customers (1)	Net interest income	Net fee and commission income	Financial transactions, net (2)	Provision for loan losses	Support expenses (3)	Segment`s net contribution
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Retail Banking	18,604,936	931,105	196,845	21,141	(323,888)	(529,909)	295,294
Middle-market	6,396,376	244,960	30,851	19,577	(26,748)	(83,412)	185,228
Commercial Banking	25,001,312	1,176,065	227,696	40,718	(350,636)	(613,321)	480,522

Global Corporate Banking	2,121,513	95,105	25,077	55,927	7,579	(53,935)	129,753
Other	83,606	10,196	1,651	43,713	974	(19,649)	36,885

Total	27,206,431	1,281,366	254,424	140,358	(342,083)	(686,905)	647,160

Other operating income							6,427
Other operating expenses and impairment							(69,136)
Income from investments in associates and other companies							3,012
Income tax expense							(109,031)
Net income for the year							478,432

(1) Corresponds to loans and accounts receivable from customers, without deducting their allowances for loan losses.

(2) Corresponds to the sum of the net income from financial operations and the foreign exchange profit or loss.

(3) Corresponds to the sum of personnel salaries and expenses, administrative expenses, depreciation and amortization.

NOTE 03

REPORTING SEGMENTS, continued

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

NOTE 04

CASH AND CASH EQUIVALENTS

a)      The detail of the balances included under cash and cash equivalents is as follows:

	As of December 31,
	2016	2015
	MCh$	MCh$

Cash and deposits in banks
Cash	570,317	632,435
Deposits in the Central Bank of Chile	507,275	184,510
Deposits in domestic banks	1,440	192
Deposits in foreign banks	1,200,357	1,247,669
Subtotals – Cash and deposits in banks	2,279,389	2,064,806

Cash in process of collection, net	206,810	262,364

Cash and cash equivalents	2,486,199	2,327,170

The balance of funds held in cash and at the Central Bank of Chile reflects the monthly average that the Bank must maintain in accordance with the regulations governing minimum reserves although the balance can be withdrawn on demand.

b)     Cash in process of collection and in process of being cleared:

Cash items in process of collection and in process of being cleared represent domestic transactions which have not been processed through the central domestic clearinghouse or international transactions which may be delayed in settlement due to timing differences. These transactions were as follows:

	As of December 31,
	2016	2015
	MCh$	MCh$

Assets
Documents held by other banks (documents to be cleared)	200,109	296,634
Funds receivable	295,174	427,887
Subtotal	495,283	724,521
Liabilities
Funds payable	288,473	462,157
Subtotal	288,473	462,157

Cash in process of collection, net	206,810	262,364

NOTE 05

TRADING INVESTMENTS

The detail of instruments deemed as financial trading investments is as follows:

	As of December 31,
	2016	2015
	MCh$	MCh$

Chilean Central Bank and Government securities
Chilean Central Bank Bonds	158,686	159,767
Chilean Central Bank Notes	-	-
Other Chilean Central Bank and Government securities	237,325	123,468
Subtotal	396,011	283,235

Other Chilean securities
Time deposits in Chilean financial institutions	-	-
Mortgage finance bonds of Chilean financial institutions	-	-
Chilean financial institution bonds	-	-
Chilean corporate bonds	976	37,630
Other Chilean securities	-	-
Subtotal	976	37,630

Foreign financial securities
Foreign Central Banks and Government securities	-	-
Other foreign financial instruments	-	-
Subtotal	-	-

Investments in mutual funds
Funds managed by related entities	-	3,406
Funds managed by others	-	-
Subtotal	-	3,406

Total	396,987	324,271

As of December 31, 2016 and 2015, there were no trading investments sold under contracts to resell to clients and financial institutions.

NOTE 06

INVESTMENTS UNDER RESALE AGREEMENTS AND OBLIGATIONS UNDER REPURCHASE AGREEMENTS

a)	Rights arising from resale agreements

The Bank purchases financial instruments agreeing to resell them at a future date. As of December 31, 2016 and 2015, rights associated with instruments acquired under contracts to resell are as follows:

	As of December 31,
	2016				2015
	From 1 day and less than 3 months	More than 3 months and less than 1 year	More than 1 year	Total	From 1 day and less than 3 months	More than 3 months and less than 1 year	More than 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Securities from the Chilean Government and the Chilean Central Bank
Chilean Central Bank Bonds	3,260	-	-	3,260	1,978	-	-	1,978
Chilean Central Bank Notes	-	-	-	-	2	-	-	2
Other securities from the Government and the Chilean Central Bank	3,476	-	-	3,476	483	-	-	483
Subtotal	6,736	-	-	6,736	2,463	-	-	2,463

Total	6,736	-	-	6,736	2,463	-	-	2,463

NOTE 06

INVESTMENTS UNDER RESALE AGREEMENTS AND OBLIGATIONS UNDER REPURCHASE AGREEMENTS, continued

b)      Obligations arising from repurchase agreements

The Bank raises funds by selling financial instruments and committing itself to buy them back at future dates, plus interest at a predetermined rate. As of December 31, 2016 and 2015, obligations related to instruments sold under repurchase agreements are as follows:

	As of December 31,
	2016				2015
	From 1 day to less than 3 months	More than 3 months and less than 1 year	More than 1 year	Total	From 1 day to less than 3 months	More than 3 months and less than 1 year	More than 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Securities from Chilean Government and the Chilean Central Bank
Chilean Central Bank Bonds	-	-	-	-	64,337	-	-	64,337
Chilean Central Bank Notes	155,044	-	-	155,044	22	-	-	22
Other securities from the Government and the Chilean Central Bank	-	-	-	-	11,006	-	-	11,006
Subtotal	155,044	-	-	155,044	75,365	-	-	75,365
Instruments from other domestic institutions:
Time deposits in Chilean financial institutions	56,898	495	-	57,393	68,324	-	-	68,324
Subtotal	56,898	495	-	57,393	68,324	-	-	68,324

Total	211,942	495	-	212,437	143,689	-	-	143,689

NOTE 06

INVESTMENTS UNDER RESALE AGREEMENTS AND OBLIGATIONS UNDER REPURCHASE AGREEMENTS, continued

c) Below is the detail by portfolio of collateral associated with repurchase agreements as of December 31, 2016 and 2015, valued at fair value:

	As of December 31,
	2016			2015
	Available for sale portfolio	Trading portfolio	Total	Available for sale portfolio	Trading portfolio	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Chilean Central Bank and Government securities:
Chilean Central Bank Bonds	-	-	-	62,350	-	62,350
Chilean Central Bank Notes	155,044	-	155,044	20	-	20
Other securities from the Government and the Chilean Central Bank	-	-	-	10,531	-	10,531
Subtotal	155,044	-	155,044	72,901	-	72,901
Other Chilean securities:
Time deposits in Chilean financial institutions	57,393	-	57,393	68,321	-	68,321
Subtotal	57,393	-	57,393	68,321	-	68,321

Total	212,437	-	212,437	141,222	-	141,222

NOTE 07

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING

a)	As of December 31, 2016 and 2015 the Bank holds the following portfolio of derivative instruments:

	As of December 31, 2016
	Notional amount				Fair value
	Up to 3 Months	More than 3 months to 1 year	More than 1 year	Total	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Fair value hedge derivatives
Interest rate swaps	74,086	514,454	1,402,870	1,991,410	38,977	211
Cross currency swaps	424,086	505,902	1,239,490	2,169,478	32,640	32,868
Subtotal	498,172	1,020,356	2,642,360	4,160,888	71,617	33,079

Cash flow hedge derivatives
Currency forwards	915,879	639,939	-	1,555,818	10,216	3,441
Cross currency swaps	897,480	2,613,706	4,260,194	7,771,380	43,591	68,894
Subtotal	1,813,359	3,253,645	4,260,194	9,327,198	53,807	72,335

Trading derivatives
Currency forwards	15,840,731	11,240,251	3,358,765	30,439,747	185,618	209,955
Interest rate swaps	6,889,665	12,512,285	49,747,459	69,149,409	627,047	526,695
Cross currency swaps	3,966,443	7,589,201	53,148,109	64,703,753	1,562,068	1,449,550
Call currency options	73,943	20,994	2,664	97,601	521	5
Call interest rate options	-	-	-	-	-	-
Put currency options	52,143	7,892	2,664	62,699	104	542
Other derivatives	-	-	-	-	-	-
Subtotal	26,822,925	31,370,623	106,259,661	164,453,209	2,375,358	2,186,747

Total	29,134,456	35,644,624	113,162,215	177,941,295	2,500,782	2,292,161

	As of December 31, 2015
	Notional amount				Fair value
	Up to 3 months	More than 3 months to 1 year	More than 1 year	Total	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Fair value hedge derivatives
Interest rate swaps	327,955	1,184,795	630,970	2,143,720	5,480	6,364
Cross currency swaps	9,441	30,040	1,842,421	1,881,902	181,557	1,483
Subtotal	337,396	1,214,835	2,473,391	4,025,622	187,037	7,847

Cash flow hedge derivatives
Currency forwards	-	-	-	-	-	-
Cross currency swaps	7,281,184	4,445,006	2,720,520	14,446,710	273,291	69,716
Subtotal	7,281,184	4,445,006	2,720,520	14,446,710	273,291	69,716

Trading derivatives
Currency forwards	18,731,575	13,328,727	3,459,386	35,519,688	341,236	318,416
Interest rate swaps	7,272,523	15,677,393	56,140,894	79,090,810	533,416	540,011
Cross currency swaps	5,881,627	5,898,094	44,921,355	56,701,076	1,826,977	1,883,185
Call currency options	49,067	60,380	477,057	586,504	42,325	41,451
Call interest rate options	-	-	264,473	264,473	1,148	1,253
Put currency options	48,958	52,682	-	101,640	422	684
Other derivatives	125,258	-	-	125,258	74	43
Subtotal	32,109,008	35,017,276	105,263,165	172,389,449	2,745,598	2,785,043

Total	39,727,588	40,677,117	110,457,076	190,861,781	3,205,926	2,862,606

NOTE 07

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

b)	Hedge accounting

Fair value hedge:

The Bank uses cross-currency swaps and interest rate swaps to hedge its exposure to changes in fair value of hedged items attributable to interest rates. The aforementioned hedging instruments change the effective cost of long-term issuances from a fixed interest rate to a variable interest rate.

Below is a detail of the hedged elements and hedge instruments under fair value hedges as of December 31, 2016 and 2015, classified by term to maturity:

	As of December 31, 2016
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Hedged item
Available for sale investments
Yankee bonds	-	-	6,660	56,610	63,270
Mortgage financing bonds	-	-	5,651	-	5,651
Treasury bonds (BTP)	-	-	33,300	366,300	399,600
Central bank bonds (BCP)	-	-	-	-	-
Time deposits and other time liabilities
Time deposits	993,659	-	-	-	993,659
Issued debt instruments
Senior bonds	524,869	652,046	1,000,905	520,888	2,698,708
Total	1,518,528	652,046	1,046,516	943,798	4,160,888
Hedging instrument
Cross currency swaps	929,988	437,046	531,556	270,888	2,169,478
Interest rate swaps	588,540	215,000	514,960	672,910	1,991,410
Total	1,518,528	652,046	1,046,516	943,798	4,160,888

	As of December 31, 2015
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Hedged item
Available for sale investments
Yankee bonds	-	-	-	92,106	92,106
Mortgage financing bonds	-	-	-	6,460	6,460
Treasury bonds (BTP)	-	-	-	-	-
Central bank bonds (BCP)	-	-	-	-	-
Time deposits and other time liabilities
Time deposits	1,542,789	65,000	-	-	1,607,789
Issued debt instruments
Senior bonds	9,442	573,960	867,865	868,000	2,319,267
Total	1,552,231	638,960	867,865	966,566	4,025,622
Hedging instrument
Cross currency swaps	39,481	548,960	567,865	725,596	1,881,902
Interest rate swaps	1,512,750	90,000	300,000	240,970	2,143,720
Total	1,552,231	638,960	867,865	966,566	4,025,622

NOTE 07

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

Cash flow hedges

The Bank uses cross currency swaps to hedge the risk from variability of cash flows attributable to changes in the interest rates of bonds and interbank loans at a variable rate. To cover the inflation risk in some items, both forwards as well as currency swaps are used.

Below is the notional amount of the hedged items as of December 31, 2016 and 2015, and the period when the cash flows will be generated:

	As of December 31, 2016
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Loans and accounts receivables from customers
Mortgage loans	1,083,972	312,546	900,746	956,803	3,254,067
Commercial loans	972,360	-	-	-	972,360
Available for sale investments
Yankee bond	-	-	126,140	406,881	533,021
Chilean Central Bank bonds	20,754	-	-	-	20,754
Time deposits	26,196	-	-	-	26,196
Time deposits and other time liabilities
Time deposits	285,090	-	-	-	285,090
Issued debt instruments
Senior bonds (variable rate)	854,414	399,451	285,355	-	1,539,220
Senior bonds (fixed rate)	140,765	108,409	243,121	105,600	597,895
Interbank borrowings
Interbank loans	1,683,453	415,142	-	-	2,098,595
Total	5,067,004	1,235,548	1,555,362	1,469,284	9,327,198
Hedging instrument
Cross currency swaps	3,511,186	1,235,548	1,555,362	1,469,284	7,771,380
Currency forwards	1,555,818	-	-	-	1,555,818
Total	5,067,004	1,235,548	1,555,362	1,469,284	9,327,198

	As of December 31, 2015
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Loans and accounts receivables from customers
Mortgage loans	8,098,639	157,462	158,649	-	8,414,750
Commercial loans	564,800	-	-	-	564,800
Available for sale investments
Yankee bond	-	-	80,078	585,386	665,464
Chilean Central Bank bonds	123,962	20,467	-	-	144,429
Time deposits	50,023	-	-	-	50,023
Time deposits and other time liabilities
Time deposits	-	-	-	-	-
Issued debt instruments
Senior bonds (variable rate)	963,829	1,176,383	-	-	2,140,212
Senior bonds (fixed rate)	-	-	14,036	202,562	216,598
Interbank borrowings
Interbank loans	1,924,937	325,497	-	-	2,250,434
Total	11,726,190	1,679,809	252,763	787,948	14,446,710
Hedging instrument
Cross currency swaps	11,726,190	1,679,809	252,763	787,948	14,446,710
Currency forwards	-	-	-	-	-
Total	11,726,190	1,679,809	252,763	787,948	14,446,710

NOTE 07

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

Below is an estimate of the periods in which flows are expected to be produced:

b.1) Forecasted cash flows for interest rate risk:

	As of December 31, 2016
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Inflows	159,439	83,193	32,647	3,748	279,027
Outflows	(72,631)	(45,857)	(18,040)	-	(136,528)
Net flows	86,808	37,336	14,607	3,748	142,499

Hedging instrument
Inflows	72,631	45,857	18,040	-	136,528
Outflows (*)	(159,439)	(83,193)	(32,647)	(3,748)	(279,027)
Net flows	(86,808)	(37,336)	(14,607)	(3,748)	(142,499)

(*)Only includes cash flow forecast portion of the hedge instruments used to cover interest rate risk.

	As of December 31, 2015
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Inflows	69,477	23,003	9,466	4,661	106,607
Outflows	(40,521)	(25,018)	(6,216)	(650)	(72,405)
Net flows	28,956	(2,015)	3,250	4,011	34,202

Hedging instrument
Inflows	40,521	25,018	6,216	650	72,405
Outflows (*)	(69,477)	(23,003)	(9,466)	(4,661)	(106,607)
Net flows	(28,956)	2,015	(3,250)	(4,011)	(34,202)

(*)Only includes cash flow forecast portion of the hedge instruments used to cover interest rate risk.

NOTE 07

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

b.2) Forecasted cash flows for inflation risk:

	As of December 31, 2016
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Inflows	22,586	11,896	56,107	115,753	206,342
Outflows	(4,900)	-	-	-	(4,900)
Net flows	17,686	11,896	56,107	115,753	201,442

Hedging instrument
Inflows	4,900	-	-	-	4,900
Outflows	(22,586)	(11,896)	(56,107)	(115,753)	(206,342)
Net flows	(17,686)	(11,896)	(56,107)	(115,753)	(201,442)

	As of December 31, 2015
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Inflows	147,374	10,554	-	-	157,928
Outflows	-	-	-	-	-
Net flows	147,374	10,554	-	-	157,928

Hedging instrument
Inflows	-	-	-	-	-
Outflows	(147,374)	(10,554)	-	-	(157,928)
Net flows	(147,374)	(10,554)	-	-	(157,928)

NOTE 07

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

b.3) Forecasted cash flows for exchange rate risk:

As of December 31, 2016 and 2015 the Bank has no forecasted cash flows for exchange rate risk.

c)	The accumulated effect of the mark to market adjustment of cash flow hedges produced by hedge instruments used in hedged cash flow was recorded in the Consolidated Statement of Changes in Equity, specifically within Other comprehensive income, as of December 31, 2016 and 2015, is as follows:

	As of December 31,
Hedged item	2016	2015
	MCh$	MCh$

Interbank loans	(6,019)	2,700
Time deposits and other time liabilities	(294)	-
Issued debt instruments	(8,169)	2,462
Available for sale investments	12,833	573
Loans and accounts receivable from customers	3,937	2,891
Net flows	2,288	8,626

Since the inflows and outflows for both the hedged element and the hedging instrument mirror each other, the hedges are nearly 100% effective, which means that the fluctuations of fair value attributable to risk components are almost completely offset.

During the year, the Bank did not have any cash flow hedges of forecast transactions.

NOTE 07

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

d)	Below is a presentation of income generated by cash flow hedges amount that were reclassified from other comprehensive income to income for the year:

	For the years ended December 31,
	2016	2015	2014
	MCh$	MCh$	MCh$

Bond hedging derivatives	(77)	6	(16)
Interbank loans hedging derivatives	-	-	446

Cash flow hedge net income	(77)	6	430

See Note 23 - Equity, letter e)

e)	Net investment hedges in foreign operations:

As of December 31, 2016 and 2015, the Bank does not have any foreign net investment hedges in its hedge accounting portfolio.

NOTE 08

INTERBANK LOANS

a)	As of December 31, 2016 and 2015, balances of “Interbank loans” are as follows:

	As of December 31,
	2016	2015
	MCh$	MCh$

Domestic banks
Interbank loans	23	14
Other domestic bank loans	51	36

Foreign Interbank Loans
Interbank loans – Foreign	272,733	10,827
Provisions and impairment for foreign bank loans	(4,135)	(1,166)

Total	268,672	9,711

b)	The amount in each period for provisions and impairment of interbank loans is shown below:

	As of December 31,
	2016			2015
	Domestic banks	Foreign banks	Total	Domestic banks	Foreign banks	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balance as of January 1	-	1,166	1,166	-	1	1
Provisions established	1	3,051	3,052	141	1,216	1,357
Provisions released	(1)	(82)	(83)	(141)	(51)	(192)
Total	-	4,135	4,135	-	1,166	1,166

NOTE 09

LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS

a)	Loans and accounts receivable from customers

As of December 31, 2016 and 2015, the composition of the loan portfolio is as follows:

As of December 31, 2016	Assets before allowances			Allowances established
	Normal portfolio	Impaired portfolio	Total	Individual allowances	Group allowances	Total	Assets net balance
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans
Commercial loans	9,160,982	692,675	9,853,657	159,463	148,703	308,166	9,545,491
Foreign trade loans	1,750,196	79,708	1,829,904	56,919	901	57,820	1,772,084
Checking accounts debtors	166,073	13,395	179,468	2,794	6,854	9,648	169,820
Factoring transactions	291,112	5,639	296,751	4,787	620	5,407	291,344
Leasing transactions	1,376,972	108,151	1,485,123	17,593	5,546	23,139	1,461,984
Other loans and account receivable	193,589	28,973	222,562	4,780	20,482	25,262	197,300
Subtotal	12,938,924	928,541	13,867,465	246,336	183,106	429,442	13,438,023

Mortgage loans
Loans with mortgage finance bonds	31,368	1,211	32,579	-	16	16	32,563
Endorsable mortgage mutual loans	115,400	4,534	119,934	-	190	190	119,744
Other mortgage mutual loans	8,074,900	391,943	8,466,843	-	56,803	56,803	8,410,040
Subtotal	8,221,668	397,688	8,619,356	-	57,009	57,009	8,562,347

Consumer loans
Installment consumer loans	2,468,692	253,673	2,722,365	-	249,545	249,545	2,472,820
Credit card balances	1,418,409	29,709	1,448,118	-	41,063	41,063	1,407,055
Leasing transactions	5,062	55	5,117	-	72	72	5,045
Other consumer loans	266,056	5,147	271,203	-	9,339	9,339	261,864
Subtotal	4,158,219	288,584	4,446,803	-	300,019	300,019	4,146,784

Total	25,318,811	1,614,813	26,933,624	246,336	540,134	786,470	26,147,154

NOTE 09

LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued

As of December 31, 2015	Assets before allowances			Allowances established
	Normal portfolio	Impaired portfolio	Total	Individual allowances	Group allowances	Total	Assets net balance
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans
Commercial loans	8,262,693	722,759	8,985,452	159,635	145,830	305,465	8,679,987
Foreign trade loans	2,077,598	74,972	2,152,570	65,631	1,473	67,104	2,085,466
Checking accounts debtors	221,796	12,927	234,723	2,665	7,204	9,869	224,854
Factoring transactions	270,272	5,375	275,647	5,194	761	5,955	269,692
Leasing transactions	1,430,470	103,722	1,534,192	18,810	6,627	25,437	1,508,755
Other loans and account receivable	121,647	22,128	143,775	4,570	12,801	17,371	126,404
Subtotal	12,384,476	941,883	13,326,359	256,505	174,696	431,201	12,895,158

Mortgage loans
Loans with mortgage finance bonds	42,263	1,765	44,028	-	336	336	43,692
Endorsable mortgage mutual loans	131,118	2,987	134,105	-	848	848	133,257
Other mortgage mutual loans	7,243,322	391,395	7,634,717	-	61,243	61,243	7,573,474
Subtotal	7,416,703	396,147	7,812,850	-	62,427	62,427	7,750,423

Consumer loans
Installment consumer loans	2,167,378	302,268	2,469,646	-	215,914	215,914	2,253,732
Credit card balances	1,410,036	24,573	1,434,609	-	43,159	43,159	1,391,450
Leasing transactions	5,383	77	5,460	-	79	79	5,381
Other consumer loans	236,564	4,392	240,956	-	8,355	8,355	232,601
Subtotal	3,819,361	331,310	4,150,671	-	267,507	267,507	3,883,164

Total	23,620,540	1,669,340	25,289,880	256,505	504,630	761,135	24,528,745

NOTE 09

LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued

b)	Portfolio characteristics:

As of December 31, 2016 and 2015 the portfolio before allowances is as follows, by customer’s economic activity:

	Domestic loans (*)		Foreign interbank loans		Total loans		Distribution percentage
	As of December 31		As of December 31,		As of December 31,		As of December 31,
	2016	2015	2016	2015	2016	2015	2016	2015
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	%	%
Commercial loans
Manufacturing	1,180,886	1,171,830	-	-	1,180,886	1,171,830	4.34	4.63
Mining	340,554	510,467	-	-	340,554	510,467	1.25	2.02
Electricity, gas, and water	442,936	454,456	-	-	442,936	454,456	1.63	1.80
Agriculture and livestock	1,096,659	1,019,922	-	-	1,096,659	1,019,922	4.03	4.03
Forest	96,806	96,069	-	-	96,806	96,069	0.36	0.38
Fishing	296,592	344,496	-	-	296,592	344,496	1.09	1.36
Transport	787,510	876,329	-	-	787,510	876,329	2.89	3.46
Communications	196,934	160,135	-	-	196,934	160,135	0.72	0.63
Construction	1,792,485	1,462,535	-	-	1,792,485	1,462,535	6.59	5.78
Commerce	3,120,400	3,050,663	272,733	10,827	3,393,133	3,061,490	12.47	12.10
Services	482,900	483,516	-	-	482,900	483,516	1.77	1.91
Other	4,032,877	3,695,991	-	-	4,032,877	3,695,991	14.84	14.61

Subtotal	13,867,539	13,326,409	272,733	10,827	14,140,272	13,337,236	51.98	52.71

Mortgage loans	8,619,356	7,812,850	-	-	8,619,356	7,812,850	31.68	30.88

Consumer loans	4,446,803	4,150,671	-	-	4,446,803	4,150,671	16.34	16.41

Total	26,933,698	25,289,930	272,733	10,827	27,206,431	25,300,757	100.00	100.00

(*)	Includes domestic interbank loans for Ch$74 million as of December 31, 2016 (Ch$50 million as of December 31, 2015), see Note 8.

NOTE 09

LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued

c)     Impaired Portfolio

i)     As of December 31, 2016 and 2015, the impaired portfolio is as follows:

	As of December 31,
	2016				2015
	Commercial	Mortgage	Consumer	Total	Commercial	Mortgage	Consumer	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Individual impaired portfolio	439,707	-	-	439,707	486,685	-	-	486,685
Non-performing loans (1) (collectively evaluated)	316,838	147,572	99,721	564,131	346,868	183,133	113,467	643,468
Other impaired portfolio	172,624	250,116	188,863	611,603	108,330	213,014	217,843	539,187
Total	929,169	397,688	288,584	1,615,441	941,883	396,147	331,310	1,669,340

(1) Non-performing loans include the aggregate unpaid principal and accrued but unpaid interest on all loans with at least one installment at least 90 days past-due.

ii) The impaired portfolio with or without guarantee as of December 31, 2016 and 2015 is as follows:

	As of December 31,
	2016				2015
	Commercial	Mortgage	Consumer	Total	Commercial	Mortgage	Consumer	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Secured debt	519,821	357,320	35,134	912,275	410,700	362,326	42,244	815,270
Unsecured debt	409,348	40,368	253,450	703,166	531,183	33,821	289,066	854,070
Total	929,169	397,688	288,584	1,615,441	941,883	396,147	331,310	1,669,340

iii) The portfolio of non-performing loans with or without guarantee, as of December 31, 2016 and 2015 is as follows:

	As of December 31,
	2016				2015
	Commercial	Mortgage	Consumer	Total	Commercial	Mortgage	Consumer	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Secured debt	159,965	129,632	8,940	298,537	115,733	158,854	9,144	283,731
Unsecured debt	156,873	17,940	90,781	265,594	231,135	24,279	104,323	359,737
Total	316,838	147,572	99,721	564,131	346,868	183,133	113,467	643,468

NOTE 09

LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued

d)	Allowances

The changes in allowance balances during 2016 and 2015 are as follows:

Activity during 2016	Commercial loans		Mortgage loans	Consumer loans	Total
	Individual	Group	Group	Group
	MCh$	MCh$	MCh$	MCh$	MCh$

Balance as of January 1, 2016	256,505	174,696	62,427	267,507	761,135
Allowances established (1)	61,002	133,855	50,892	280,544	526,293
Allowances released (2)	(43,183)	(14,432)	(34,246)	(30,790)	(122,651)
Allowances released due to charge-off (3)	(54,924)	(104,868)	(10,911)	(207,604)	(378,307)
Balances as of December 31, 2016	219,400	189,251	68,162	309,657	786,470

Activity during 2015	Commercial loans		Mortgage loans	Consumer loans	Total
	Individual	Group	Group	Group
	MCh$	MCh$	MCh$	MCh$	MCh$

Balance as of January 1, 2015	215,852	165,697	48,744	254,023	684,316
Allowances established (1)	124,968	136,778	34,373	248,937	545,056
Allowances released (2)	(46,614)	(17,885)	(7,205)	(18,126)	(89,830)
Allowances released due to charge-off (3)	(37,701)	(109,894)	(13,485)	(217,327)	(378,407)
Balances as of December 31, 2015	256,505	174,696	62,427	267,507	761,135

(1)	Represents gross allowances made in respect of increased risk of loss during the period and loan growth.

(2)	Represents the gross amount of loan loss allowances released during the year as a consequence of reduction in the level of risk existing in the loan portfolio, including as a result of improvement in the credit risk classification of borrowers and loans paid.

(3)	Represents the gross amount of loan loss allowances removed due to charge-off.

NOTE 09

LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued

e)	Recoveries by type of loan

	For the years ended December 31,
	2016	2015	2014
	MCh$	MCh$	MCh$

Commercial loans	27,185	26,032	16,947
Consumer loans	41,072	35,565	36,908
Residential mortgage loans	10,041	6,543	5,122
Total	78,298	68,140	58,977

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

f)	Allowances established on customer and interbank loans

The following chart shows the balance of allowances established, associated with credits granted to customers and banks:

	As of December 31,
	2016	2015	2014
	MCh$	MCh$	MCh$

Customers loans	354,367	371,489	296,257
Interbank loans	3,052	1,357	60
Total	357,419	372,846	296,317

NOTE 09

LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued

g) Portfolio by its impaired and non-impaired status.

	As of December 31, 2016
	Non-impaired				Impaired				Portfolio total
	Commercial	Mortgage	Consumer	Total non impaired	Commercial	Mortgage	Consumer	Total impaired	Commercial	Mortgage	Consumer	Total portfolio
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Current portfolio	12,765,961	7,944,260	3,957,566	24,667,787	463,176	133,816	100,670	697,662	13,229,137	8,078,076	4,058,236	25,365,449
Overdue for 1-29 days	97,302	69,227	113,031	279,560	35,777	12,984	32,536	81,297	133,079	82,211	145,567	360,857
Overdue for 30-89 days	75,033	208,181	87,622	370,836	118,461	105,804	70,920	295,185	193,494	313,985	158,542	666,021
Overdue for 90 days or more	-	-	-	-	311,755	145,084	84,458	541,297	311,755	145,084	84,458	541,297

Total portfolio before allowances	12,938,296	8,221,668	4,158,219	25,318,183	929,169	397,688	288,584	1,615,441	13,867,465	8,619,356	4,446,803	26,933,624

Overdue loans (less than 90 days) presented as portfolio percentage	1.33%	3.37%	4.83%	2.57%	16.60%	29.87%	35.85%	23.31%	2.35%	4.60%	6.84%	3.81%

Overdue loans (90 days or more) presented as portfolio percentage.	-	-	-	-	33.55%	36.48%	29.27%	33.51%	2.25%	1.68%	1.90%	2.01%

NOTE 09

LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued

	As of December 31, 2015
	Non-impaired				Impaired				Portfolio total
	Commercial	Mortgage	Consumer	Total non impaired	Commercial	Mortgage	Consumer	Total impaired	Commercial	Mortgage	Consumer	Total portfolio
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Current portfolio	12,207,967	7,125,404	3,617,676	22,951,047	441,308	146,909	134,700	722,917	12,649,275	7,272,313	3,752,376	23,673,964
Overdue for 1-29 days	98,692	80,621	120,912	300,225	61,626	11,990	45,280	118,896	160,318	92,611	166,192	419,121
Overdue for 30-89 days	77,817	210,678	80,773	369,268	108,743	61,962	59,754	230,459	186,560	272,640	140,527	599,727
Overdue for 90 days or more	-	-	-	-	330,206	175,286	91,576	597,068	330,206	175,286	91,576	597,068

Total portfolio before allowances	12,384,476	7,416,703	3,819,361	23,620,540	941,883	396,147	331,310	1,669,340	13,326,359	7,812,850	4,150,671	25,289,880

Overdue loans (less than 90 days) presented as portfolio percentage	1.43%	3.93%	5.28%	2.83%	18.09%	18.67%	31.70%	20.93%	2.60%	4.68%	7.39%	4.03%

Overdue loans (90 days or more) presented as portfolio percentage.	-	-	-	-	35.06%	44.25%	27.64%	35.77%	2.48%	2.24%	2.21%	2.36%

NOTE 09

LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued

Reconciliation of overdue loans with non-performing loans

	As of December 31, 2016
	Commercial	Mortgage	Consumer	Total
	MCh$	MCh$	MCh$

Overdue loans	311,755	145,084	84,458	541,297
Loans with not overdue but classified as non-performing loans	5,083	2,488	15,263	22,834
Total	316,838	147,572	99,721	564,131

	As of December 31, 2015
	Commercial	Mortgage	Consumer	Total
	MCh$	MCh$	MCh$

Overdue loans	330,206	175,286	91,576	597,068
Loans with not overdue but classified as non-performing loans	16,662	7,847	21,891	46,400
Total	346,868	183,133	113,467	643,468

NOTE 10

AVAILABLE FOR SALE INVESTMENTS

As of December 31, 2016 and 2015, detail of instruments deemed as available for sale investments is as follows:

	As of December 31,
	2016	2015
	MCh$	MCh$

Chilean central bank and government securities
Chilean central bank bonds	468,386	687,292
Chilean central bank notes	1,222,283	-
Other Chilean central bank and government securities	52,805	145,603
Subtotal	1,743.474	832,895
Other Chilean securities
Time deposits in Chilean financial institutions	893,000	712,859
Mortgage finance bonds of Chilean financial institutions	25,488	29,025
Subtotal	918,488	741,884
Foreign financial securities
Foreign Central Banks and Government securities	387,146	-
Other foreign financial securities	339,798	469,632
Subtotal	726,944	469,632

Total	3,388,906	2,044,411

As of December 31, 2016 and 2015, the line item Chilean central bank and government securities item includes securities sold under repurchase agreements to clients and financial institutions for Ch$155,044 and Ch$72,901 million, respectively.

As of December 31, 2016 and 2015, the line item Other Chilean securities includes securities sold to customers and financial institutions under repurchase agreements totaling Ch$57,393 and Ch$68,321 million, respectively.

As of December 31, 2016 available for sale investments included a cumulative net unrealized income of Ch$7,375 million, recorded as a “Valuation adjustment” in Other comprehensive income, distributed between Ch$6,449 million attributable to the equity holders of the Bank and Ch$926 million attributable to non-controlling interest.

As of December 31, 2015 available for sale investments included a cumulative net unrealized loss of Ch$7,093 million, recorded as a “Valuation adjustment” in Other comprehensive income, distributed between Ch$6,965 million attributable to the equity holders of the Bank and Ch$128 million attributable to non-controlling interest.

NOTE 10

AVAILABLE FOR SALE INVESTMENTS, continued

Gross profits and losses realized on the sale of available for sale investments as of December 31, 2016, 2015 and 2014, are as follows:

	For the years ended December 31,
	2016	2015	2014
	MCh$	MCh$	MCh$

Sale of available for sale investments generating realized profits	6,522,549	2,627,490	2,064,836
Realized profits	12,333	22,473	6,079
Sale of available for sale investments generating realized losses	346,906	346,450	92,620
Realized losses	132	72	64

The Bank evaluated those instruments with unrealized losses as of December 31, 2016 and 2015 and concluded they were not impaired. This review consisted of evaluating the economic reasons for any declines, the credit ratings of the securities’ issuers, and the Bank’s intention and ability to hold the securities until the unrealized loss is recovered. Based on this analysis, the Bank believes that there were no significant or prolonged declines nor changes in credit risk which would cause impairment in its investment portfolio, since most of the decline in fair value of these instruments was caused by market conditions which the Bank considers to be temporary. All of the instruments that have unrealized losses as of December 31, 2016 and 2015, were not in a continuous unrealized loss position for more than one year.

NOTE 10

AVAILABLE FOR SALE INVESTMENTS, continued

The following charts show the available for sale investments cumulative unrealized profit and loss, as of December 31, 2016 and 2015:

As of December 31, 2016:

	Less than 12 months				More than 12 months				Total
	Acquisition cost	Fair value	Unrealized profit	Unrealized loss	Acquisition cost	Fair value	Unrealized profit	Unrealized loss	Acquisition cost	Fair value	Unrealized profit	Unrealized loss
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Chilean central bank and government securities
Chilean central bank Bonds	461,793	468,386	6,612	(19)	-	-	-	-	461,793	468,386	6,612	(19)
Chilean central bank Notes	1,222,263	1,222,283	23	(3)	-	-	-	-	1,222,263	1,222,283	23	(3)
Other Chilean central bank and government securities	52,411	52,805	394	-	-	-	-	-	52,411	52,805	394	-
Subtotal	1,736,467	1,743,474	7,029	(22)	-	-	-	-	1,736,467	1,743,474	7,029	(22)

Other Chilean securities
Time deposits in Chilean financial institutions	892,956	893,000	108	(64)	-	-	-	-	892,956	893,000	108	(64)
Mortgage finance bonds of Chilean financial institutions	25,021	25,488	469	(2)	-	-	-	-	25,021	25,488	469	(2)
Chilean financial institution bonds	-	-	-	-	-	-	-	-	-	-	-	-
Chilean corporate bonds	-	-	-	-	-	-	-	-	-	-	-	-
Other Chilean securities	-	-	-	-	-	-	-	-	-	-	-	-
Subtotal	917,977	918,488	577	(66)	-	-	-	-	917,977	918,488	577	(66)

Foreign financial securities
Foreign central banks and government securities	387,077	387,146	69	-	-	-	-	-	387,077	387,146	69	-
Other foreign financial securities	340,010	339,798	655	(867)	-	-	-	-	340,010	339,798	655	(867)
Subtotal	727,087	726,944	724	(867)	-	-	-	-	727,087	726,944	724	(867)

Total	3,381,531	3,388,906	8,330	(955)	-	-	-	-	3,381,531	3,388,906	8,330	(955)

NOTE 10

AVAILABLE FOR SALE INVESTMENTS, continued

As of December 31, 2015:

	Less than 12 months				More than 12 months				Total
	Acquisition cost	Fair value	Unrealized profit	Unrealized loss	Acquisition cost	Fair value	Unrealized profit	Unrealized loss	Acquisition cost	Fair value	Unrealized profit	Unrealized loss
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Chilean central bank and government securities
Chilean central bank Bonds	692,559	687,292	280	(5,547)	-	-	-	-	692,559	687,292	280	(5,547)
Chilean central bank notes	-	-	-	-	-	-	-	-	-	-	-	-
Other Chilean central bank and government securities	145,778	145,603	541	(716)	-	-	-	-	145,778	145,603	541	(716)
Subtotal	838,337	832,895	821	(6,263)	-	-	-	-	838,337	832,895	821	(6,263)

Other Chilean securities
Time deposits in Chilean financial institutions	713,172	712,859	44	(357)	-	-	-	-	713,172	712,859	44	(357)
Mortgage finance bonds of Chilean financial institutions	28,726	29,025	325	(26)	-	-	-	-	28,726	29,025	325	(26)
Chilean financial institution bonds	-	-	-	-	-	-	-	-	-	-	-	-
Chilean corporate bonds	-	-	-	-	-	-	-	-	-	-	-	-
Other Chilean securities	-	-	-	-	-	-	-	-	-	-	-	-
Subtotals	741,898	741,884	369	(383)	-	-	-	-	741,898	741,884	369	(383)

Foreign financial securities
Foreign central banks and government securities	-	-	-	-	-	-	-	-	-	-	-	-
Other foreign financial securities	471,269	469,632	1,577	(3,214)	-	-	-	-	471,269	469,632	1,577	(3,214)
Subtotal	471,269	469,632	1,577	(3,214)	-	-	-	-	471,269	469,632	1,577	(3,214)

Total	2,051,504	2,044,411	2,767	(9,860)	-	-	-	-	2,051,504	2,044,411	2,767	(9,860)

NOTE 11

INVESTMENTS IN ASSOCIATES AND OTHER COMPANIES

a)	Investments in associates and other, are shown in the following table:

				Investment
	Ownership interest As of December 31			Investment value As of December 31,		Profit and loss As of December 31,
	2016 MCh$	2015 MCh$	2014 MCh$	2016 MCh$	2015 MCh$	2016 MCh$	2015 MCh$	2014 MCh$
Company
Redbanc S.A.	33.43	33.43	33.43	2,184	1,876	373	215	211
Transbank S.A. (1)	25.00	25.00	25.00	12,510	10,201	1,302	1,256	1,022
Centro de Compensación Automatizado	33.33	33.33	33.33	1,353	1,105	248	212	220
Sociedad Interbancaria de Depósito de Valores S.A.	29.29	29.29	29.29	938	794	195	213	170
Cámara de Compensación de Alto Valor S.A. (2 & 3)	14.93	14.23	14.14	866	768	98	127	107
Administrador Financiero del Transantiago S.A.	20.00	20.00	20.00	2,781	2,552	230	323	282
Sociedad Nexus S.A.	12.90	12.90	12.90	1,469	1,290	247	225	195
Servicios de Infraestructura de Mercado OTC S.A. (4)	12,07	11.11	11.11	1,378	1,138	132	(115)	(172)
Subtotal				23,479	19,724	2,825	2,456	2,035
Shares or rights in other companies (*)
Bladex				136	136	26	25	20
Stock Exchanges				157	417	161	107	110
Others				8	32	-	-	-
Total				23,780	20,309	3,012	2,588	2,165

(*) Investments in associates and other companies do not have market prices.

(1)	A capital increase was agreed in the Transbank’s Extraordinary Shareholders’ Meeting held in April 2016. Banco Santander participated in proportion to its ownership share (25%).

(2)	In October 2015, HSBC Bank Chile sold its participation in Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A to Banco Santander. This transaction increased the Bank’s participation to 14.23%. See Note 1.

(3)	During the third quarter of 2016, a transaction took place through which Banco Penta ceded to Banco Santander a portion of its interest in the companies "Sociedad Operadora de la Cámara de Compensación de pagos de Alto Valor SA" and "Servicios de Market Infrastructure OTC SA "with which the Bank's participation has increased to 14.84% and 11.93% respectively.

(4)	During the last quarter of 2016 a transaction was carried out through which Banco Penta ceded to Banco Santander a portion of its interest in the companies "Sociedad Operadora de la Cámara de Compensación de pagos de Alto Valor SA" and "Servicios de Market Infrastructure OTC SA "with which the Bank's share has increased to 14.93% and 12.07% respectively.

NOTE 11

INVESTMENTS IN ASSOCIATES AND OTHER COMPANIES, continued

b)          Summary of financial information of associates as of and for the years ended December 31, 2016, 2015 and 2014.

As of December 31,
	2016				2015				2014
				Net income				Net income				Net income
	Assets	Liabilities	Equity		Assets	Liabilities	Equity		Assets	Liabilities	Equity
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Centro de Compensación Automatizado	5,508	1,523	3,241	744	5,148	1,897	2,616	635	3,731	1,117	1,953	661
Redbanc S.A.	19,927	13,505	5,307	1,115	20,296	14,877	4,777	642	19,215	14,246	4,336	633
Transbank S.A.	710,475	660,957	44,309	5,209	601,627	561,325	35,278	5,024	535,507	501,330	30,088	4,089
Sociedad Interbancaria de Depósito de Valores S.A.	3,204	103	2,435	666	2,714	58	2,093	563	2,715	314	1,863	538
Sociedad Nexus S.A.	30,038	19,229	8,898	1,911	23,153	13,682	7,730	1,741	14,438	6,185	6,745	1,508
Servicios de Infraestructura de Mercado OTC S.A.	29,258	18,258	9,906	1,094	17,631	7,800	10,869	(1,038)	12,001	1,094	12,603	(1,696)
Administrador Financiero del Transantiago S.A.	54,253	40,345	12,758	1,150	42,518	29,760	11,145	1,613	70,302	59,157	9,737	1,408
Cámara de Compensación de Alto Valor S.A.	6,099	627	4,815	657	5,730	775	4,066	889	5,278	636	3,901	741
Total	858,762	754,547	91,669	12,546	718,817	630,174	78,574	10,069	663,187	584,079	71,226	7,882

c) Restrictions over the ability of associated companies to transfer funds to investors.

There are no significant restrictions regarding the capacity of associates to transfer funds, whether in cash dividends, refund of loans, or advance payments to the Bank.

d) Activity with respect to investments in other companies during 2016, 2015 and 2014 is as follows:

	As of December 31,
	2016	2015	2014
	MCh$	MCh$	MCh$

Opening balance as of January 1,	20,309	17,914	9,681
Acquisition of investments (*)	1,123	302	6,313
Sale of investments	-	-	-
Participation in income	3,012	2,588	2,165
Dividends received	(217)	(278)	(119)
Other equity adjustments	(447)	(217)	(126)

Total	23,780	20,309	17,914

(*)	See reference (1) of part a) of this note.

NOTE 12

INTANGIBLE ASSETS

a)    As of December 31, 2016 and 2015, the composition of intangible assets is as follows:

				As of December 31, 2016
	Years of useful life	Average remaining useful life	Net opening balance as of January 1, 2016	Gross balance	Accumulated amortization	Net balance
			MCh$	MCh$	MCh$	MCh$

Licenses	3	2	2,060	10,932	(9,276)	1,656
Software development	3	2	49,077	286,781	(230,352)	56,429

Total			51,137	297,713	(239,628)	58,085

				As of December 31, 2015
	Years of useful life	Average remaining useful life	Net opening balance as of January 1, 2015	Gross balance	Accumulated amortization	Net balance
			MCh$	MCh$	MCh$	MCh$

Licenses	3	2	2,006	10,932	(8,872)	2,060
Software development	3	2	38,977	259,500	(210,423)	49,077

Total			40,983	270,432	(219,295)	51,137

b)	The changes in the value of intangible assets during the periods ended December 31, 2016 and December 31, 2015 is as follows:

b.1) Gross balance

Gross balances	Licenses	Software development	Total
	MCh$	MCh$	MCh$

Balances as of January 1, 2016	10,932	259,500	270,432
Acquisitions	-	27,281	27,281
Disposals and impairment	-	-	-
Other	-	-	-
Balances as of December 31, 2016	10,932	286,781	297,713

Balances as of January 1, 2015	10,441	232,418	242,859
Acquisitions	491	27,082	27,573
Disposals and impairment	-	-	-
Other	-	-	-
Balances as of December 31, 2015	10,932	259,500	270,432

NOTE 12

INTANGIBLE ASSETS, continued

b.2) Accumulated amortization

Accumulated amortization	Licenses	Software development	Total
	MCh$	MCh$	MCh$

Balances as of January 1, 2016	(8,872)	(210,423)	(219,295)
Year’s amortization	(404)	(19,929)	(20,333)
Other changes	-	-	-
Balances as of December 31, 2016	(9,276)	(230,352)	(239,628)

Balances as of January 1, 2015	(8,435)	(193,441)	(201,876)
Year’s amortization	(437)	(16,982)	(17,419)
Other changes	-	-	-
Balances as of December 31, 2015	(8,872)	(210,423)	(219,295)

c)	The Bank has no restriction on intangible assets as of December 31, 2016 and 2015. Additionally, the intangibles assets have not been pledged as guarantee for fulfillment of financial liabilities. Also, the Bank has no debt related to Intangible assets as of those dates.

NOTE 13

PROPERTY, PLANT, AND EQUIPMENT

a)   As of December 31, 2016 and 2015, the composition of property, plant, and equipment balances are composed as follows:

		As of December 31, 2016
	Net opening balance as of January 1, 2016	Gross balance	Accumulated depreciation	Net balance
	MCh$	MCh$	MCh$	MCh$

Land and buildings	158,434	264,016	(94,207)	169,809
Equipment	59,908	168,124	(101,618)	66,506
Ceded under operating leases	4,238	4,888	(658)	4,230
Other	18,079	55,973	(39,139)	16,834
Total	240,659	493,001	(235,622)	257,379

		As of December 31, 2015
	Net opening balance as of January 1, 2015	Gross balance	Accumulated depreciation	Net balance
	MCh$	MCh$	MCh$	MCh$

Land and buildings	142,596	237,449	(79,015)	158,434
Equipment	49,100	137,621	(77,713)	59,908
Ceded under operating leases	4,250	4,888	(650)	4,238
Other	15,615	51,482	(33,403)	18,079
Total	211,561	431,440	(190,781)	240,659

b)	The changes in the value of property, plant, and equipment as of December 31, 2016 and 2015 is as follows:

b.1) Gross balance

2016	Land and buildings	Equipment	Ceded under operating leases	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2016	237,449	137,621	4,888	51,482	431,440
Additions	26,567	30,965	-	4,823	62,355
Disposals	-	(228)	-	(332)	(560)
Impairment due to damage	-	(234)	-	-	(234)
Other	-	-	-	-	-
Balances as of December 31, 2016	264,016	168,124	4,888	55,973	493,001

NOTE 13

PROPERTY, PLANT, AND EQUIPMENT, continued

2015	Land and buildings	Equipment	Ceded under operating leases	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2015	209,668	108,416	4,888	43,499	366,471
Additions	27,781	29,282	-	8,048	65,111
Disposals	-	(56)	-	(65)	(121)
Impairment due to damage	-	(21)	-	-	(21)
Other	-	-	-	-	-
Balances as of December 31, 2015	237,449	137,621	4,888	51,482	431,440

b.2) Accumulated depreciation

2016	Land and buildings	Equipment	Ceded under operating leases	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2016	(79,015)	(77,713)	(650)	(33,403)	(190,781)
Depreciation charges in the period	(15,192)	(23,976)	(8)	(5,849)	(45,025)
Sales and disposals in the period	-	71	-	113	184
Transfers	-	-	-	-	-
Other	-	-	-	-	-
Balances as of December 31, 2016	(94,207)	(101,618)	(658)	(39,139)	(235,622)

2015	Land and buildings	Equipment	Ceded under operating leases	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2015	(67,073)	(59,316)	(638)	(27,883)	(154,910)
Depreciation charges in the period	(11,966)	(18,417)	(12)	(5,800)	(36,195)
Sales and disposals in the period	24	20	-	280	324
Transfers	-	-	-	-	-
Other	-	-	-	-	-
Balances as of December 31, 2015	(79,015)	(77,713)	(650)	(33,403)	(190,781)

NOTE 13

PROPERTY, PLANT, AND EQUIPMENT, continued

c)  Operational leases – lessor

As of December 31, 2016 and 2015, the future minimum lease cash inflows under non-cancellable operating leases are as follows:

	As of December 31,
	2016	2015
	MCh$	MCh$

Due within 1 year	506	465
Due after 1 year but within 2 years	1,029	1,057
Due after 2 years but within 3 years	502	465
Due after 3 years but within 4 years	473	462
Due after 4 years but within 5 years	344	440
Due after 5 years	2,067	2,322

Total	4,921	5,211

d)	Operational leases – lessee

Certain Bank’s premises and equipment are leased under various operating leases. Future minimum rental payments under non-cancellable leases are as follows:

	As of December 31,
	2016	2015
	MCh$	MCh$

Due within 1 year	26,455	22,303
Due after 1 year but within 2 years	24,903	20,862
Due after 2 year but within 3 years	20,582	19,499
Due after 3 years but within 4 years	17,321	17,215
Due after 4 years but within 5 years	14,569	14,154
Due after 5 years	53,694	55,561

Total	157,524	149,594

e)	As of December 31, 2016 and 2015, the Bank has no financial leases which cannot be unilaterally rescinded.

f)	The Bank has no restriction on property, plant and equipment as of December 31, 2016 and 2015. Additionally, the property, plant and equipment have not been provided as guarantees of financial liabilities. The Bank has no debt in connection with property, plant and equipment.

NOTE 14

CURRENT AND DEFERRED TAXES

a)   Current taxes

As of December 31, 2016 and 2015, the Bank recognizes taxes payable (recoverable), which is determined based on the currently applicable tax legislation. This amount is recorded net of recoverable taxes, and is shown as follows:

	As of December 31,
	2016	2015
	MCh$	MCh$

Summary of current tax liabilities (assets)
Current tax (assets)	-	-
Current tax liabilities	29,294	17,796

Total tax payable (recoverable)	29,294	17,796

(Assets) liabilities current taxes detail (net)
Income tax, tax rate(*)	145,963	121,775
Minus:
Provisional monthly payments	(113,700)	(96,319)
Credit for training expenses	(1,972)	(1,851)
Land taxes leasing	-	(3,853)
Grant credits	(1,079)	(1,326)
Other	82	(630)

Total tax payable (recoverable)	29,294	17,796

(*)The tax rate is 24.0% for 2016 and 22.5% for 2015.

b)   Effect on income

The effect of tax expense on income for the years ended December 31, 2016 and 2015 is comprised of the following items:

	As of December 31,
	2016	2015	2014
	MCh$	MCh$	MCh$

Income tax expense
Current tax	145,963	121,775	122,150

Credits (debits) for deferred taxes
Origination and reversal of temporary differences	(37,269)	(45,672)	(72,244)
Subtotals	108,694	76,103	49,906
Tax for rejected expenses (Article No.21)	336	340	746
Other	1	(48)	398
Net charges for income tax expense	109,031	76,395	51,050

NOTE 14

CURRENT AND DEFERRED TAXES, continued:

c)   Effective tax rate reconciliation

The reconciliation between the income tax rate and the effective rate applied in determining tax expenses as of December 31, 2016, 2015 and 2014, is as follows:

		For the year ended December 31,
	2016		2015		2014
	Tax rate	Amount	Tax rate	Amount	Tax
					rate	Amount
	%	MCh$	%	MCh$	%	MCh$

Tax calculated over profit before tax	24.00	140,991	22.50	118,828	21.00	131,657
Price level restatement for tax purposes	(5.49)	(32,256)	(5.42)	(28,630)	(6.18)	(38,724)
Single penalty tax (rejected expenses)	0.06	336	0.06	340	0.12	746
Effect of tax reform changes on deferred tax	0.01	86	(2.01)	(10,600)	(6.26)	(39,262)
Real estate taxes	0.00	-	(0.73)	(3,853)	(0.54)	(3,357)
Other	(0.02)	(126)	0.06	310	-	(10)
Effective rates and expenses for income tax	18.56	109,031	14.46	76,395	8.14	51,050

d)   Effect of deferred taxes on comprehensive income

Below is a summary of the separate effect of deferred tax on other comprehensive income, showing the asset and liability balances, for the years ended December 31, 2016 and 2015:

	As of December 31,
	2016	2015
	MCh$	MCh$

Deferred tax assets
Available for sale investments	3,266	1,751
Cash flow hedges	-	(155)
Total deferred tax assets recognized through other comprehensive income	3,266	1,596

Deferred tax liabilities
Available for sale investments	(5,036)	(155)
Cash flow hedges	(549)	(1,785)
Total deferred tax liabilities recognized through other comprehensive income	(5,585)	(1,940)

Net deferred tax balances in equity	(2,319)	(344)

Deferred taxes in equity attributable to equity holders of the Bank	(2,097)	(373)
Deferred tax in equity attributable to non-controlling interests	(222)	29

NOTE 14

CURRENT AND DEFERRED TAXES, continued

e)       Effect of deferred taxes on income

As of December 31, 2016 and 2015, the Bank has recorded effects for deferred taxes in the financial statements.

Below are the effects of deferred taxes on assets, liabilities and income:

	As of December 31,
	2016	2015
	MCh$	MCh$
Deferred tax assets
Interests and adjustments	9,473	10,962
Non-recurring charge-offs	9,891	7,839
Assets received in lieu of payment	2,999	1,686
Property, plant and equipment	4,570	5,408
Allowance for loan losses	163,456	139,777
Provision for expenses	67,073	47,218
Derivatives	-	7,481
Leased assets	71,834	69,244
Subsidiaries tax losses	9,467	7,705
Valuation of investments	-	9,800
Other	17,571	11,811
Total deferred tax assets	356,334	318,931

Deferred tax liabilities
Valuation of investments	(1,802)	-
Depreciation	-	(355)
Other	(299)	(1,611)
Total deferred tax liabilities	(2,101)	(1,966)

f)       Summary of deferred tax assets and liabilities

Below is a summary of the deferred taxes impact on equity and income.

	As of December 31,
	2016	2015
	MCh$	MCh$

Deferred tax assets
Recognized through other comprehensive income	3,266	1,596
Recognized through profit or loss	356,334	318,931
Total deferred tax assets	359,600	320,527

Deferred tax liabilities
Recognized through other comprehensive income	(5,585)	(1,940)
Recognized through profit or loss	(2.101)	(1.966)
Total deferred tax liabilities	(7.686)	(3.906)

NOTE 15

OTHER ASSETS

Other assets item includes the following:

	As of December 31,
	2016	2015
	MCh$	MCh$

Assets for leasing (1)	44,840	35,519

Assets received or awarded in lieu of payment
Assets received in lieu of payment	26,598	15,892
Assets awarded at judicial sale	26,895	14,938
Provision on assets received in lieu of payment or awarded	(7,558)	(5,873)
Subtotal	45,935	24,957

Other assets
Guarantee deposits (margin accounts) (2)	396,289	649,325
Gold investments	446	443
VAT credit	8,941	9,468
Income tax recoverable	22,244	35,925
Prepaid expenses	148,288	192,894
Assets recovered from leasing for sale	6,040	2,214
Pension plan assets	1,637	1,875
Accounts and notes receivable	56,624	36,566
Notes receivable through brokerage and simultaneous transactions	60,632	52,798
Other receivable assets	15,082	11,379
Other assets (3)	40,274	46,811
Subtotal	756,497	1,039,698

Total	847,272	1,100,174

(1)	Assets available to be granted under the financial leasing agreements.

(2)	Guarantee deposits (margin accounts) correspond to collaterals associated with derivative financial contracts to mitigate the counterparty credit risk and are mainly established in cash. These guarantees operate when mark to market of derivative financial instruments exceed the levels of threshold agreed in the contracts, which could result the Bank deliver or receive collateral.

(3)	Other assets mainly include settlement of derivatives and other financial transactions.

NOTE 16

TIME DEPOSITS AND OTHER TIME LIABILITIES

As of December 31, 2016 and 2015, the composition of the line item time deposits and other liabilities is as follows:

	As of December 31,
	2016	2015
	MCh$	MCh$

Deposits and other demand liabilities
Checking accounts	6,144,688	5,875,992
Other deposits and demand accounts	564,966	577,077
Other demand liabilities	829,661	903,052

Total	7,539,315	7,356,121

Time deposits and other time liabilities
Time deposits	13,031,319	12,065,697
Time savings account	116,451	113,562
Other time liabilities	3,939	3,508

Total	13,151,709	12,182,767

NOTE 17

INTERBANK BORROWINGS

As of December 31, 2016 and 2015 the line item Interbank borrowings is as follows:

	As of December 31,
	2016	2015
	MCh$	MCh$
Loans from financial institutions and the Central Bank of Chile
Other obligations with Central Bank of Chile	7	4
Subtotal	7	4
Loans from domestic financial institutions	365,436	-
Loans from foreign financial institutions
Mizuho Corporate Bank	411,753	260,042
Sumitomo Mitsui Banking Corporation	233,060	169,906
Bank of America	213,200	70,890
Citibank N.A. - New York	183,193	272,572
Wells Fargo Bank N.A. – New York	113,631	106,328
Standard Chartered Bank - New York	99,943	141,738
The Bank of New York Mellon	82,594	52,393
The Bank of Nova Scotia	39,967	60,206
Barclays Bank PLC London	33,279	35,391
HSBC Bank Plc Ny	33,214	-
NTT Docomo Inc.	33,149	35,133
Zurcher Kantonal Bank	20,021	21,257
European Investment Bank	13,980	14,808
Banco Santander – Hong Kong	6,165	5,106
Banque Bruxelles Lambert S.A.	5,797	-
Banque Cantonale Vaudoise	5,714	-
Banco Santander – Brasil S.A.	5,175	7,619
Standard Chartered Bank	1,931	1,464
China Construcción Bank	1,044	585
Hong Kong and Shanghai Banking	889	-
Bank of Tokio Mitsubishi	430	474
Thai Military Bank Public Comp	425	-
Bank of Communications	393	-
Shinhan Bank	354	200
Denizbank A.S.	347	-
Agricultural Bank of China	327	-
Banco Santander – Madrid	322	112
Kookmin Bank	317	-
Bank of China	311	1,174
Banca Monte dei Paschi di Siena	309	123
Unicrédito Italiano - New York	302	863
Keb Hana Bank	301	-
State Bank of India	289	-
Taipei Bank	260	214
ING Bank N.V. - Vienna	228	303
First Union National Bank	226	290
Westpac Banking Corporation	226	-
BNP Paribas S.A.	218	435
Shanghai Pudong Development	205	167
Bank of Montreal	201	-
Bank of Taiwan	183	28
Citibank N.A. Turkiye Merkez S.	158	-
Woori Bank	153	75
Banque Generale Du Luxembourg	138	-
Cassa Di Risparmio Di Parma E	132	-
Oriental Bank Of Commerce	132	-
Kotak Mahindra Bank Limited	129	-
Banco Do Brasil S.A.	120	-
Banco Bradesco S.A.	113	177
Habib Bank Limited	105	37
Caixabank S.A.	93	-
Canara Bank	91	-
Hua Nan Commercial Bank Ltd.	83	130
Development Bank Of Singapore	80	-
Casa Di Risparmo De Padova E.R.	76	85
Hanvit Bank	76	61
HSBC France (formerly Hsbc Ccf)	74	-
Yapi Ve Kredi Bankasi A.S.	73	-
Banco General S A	62	-
Banco De Crédito Del Perú	58	67
Banco Popular Espanol S.A.	56	59
Bank Of East Asia, Limited, The	54	-

NOTE 17

INTERBANK BORROWINGS, continued

	As of December 31
	2016	2015
	MCh$	MCh$
Loans from foreign financial institutions
J.P. Morgan Chase Bank N.A. - New York	49	80
Banco Commerzbank	47	-
Hsbc Bank Canada	47	-
Finans Bank A.S.	46	101
Bangkok Bank Public Company Li	42	-
United Bank Of India	39	-
Banco Bolivariano C.A.	38	-
Banco Bilbao Vizcaya Argentaria	34	144
Hsbc Bank Brasil S.A. - Banco	34	-
Banca Delle Marche Spa	31	-
Banca Popolare Di Vicenza Scpa	31	68
Bancolombia S.A.	31	-
Bayerische Hypo- Und Vereinsba	27	-
Banca Popolare Dell'Emilia Rom	26	-
Metropolitan Bank Limited	26	-
Banco Itau	25	-
Icici Bank Limited	25	-
China Merchants Bank	22	-
Australia And New Zealand Bank	21	-
Banca Lombarda E Piemontese S.	21	-
Hsbc Bank Middle East	21	-
Cassa Di Risparmio In Bologna	20	-
Export-Import Bank Of Thailand	20	-
Chang Hwa Commercial Bank Ltd.	17	28
Fifth Third Bank	15	123
Bank Of China Guangdong Branch	14	-
Hdfc Bank Limited	13	-
Fortis Bank S.A./N.V. Brussels	12	-
Union Bank Of India	10	-
Intesa Sanpaolo Spa	7	-
Deutsche Bank Sociedad Anonima	6	-
Banco Popolare Soc Coop	5	-
Industrial Bank Of Korea	5	-
Banca Commerciale Italiana S.P.	-	280
Banca Nazionale Del Lavoro S.P.	-	30
Banco De Occidente	-	162
Banco De Sabadell S.A.	-	147
Banco Del Pichincha	-	124
Banco Do Brasil S.A. – London	-	496
Banco Espirito Santo S.A.	-	142
Banco Interamericano De Finanzas	-	21
Banco Itau - Paraguay S.A.	-	135
Banco Surinvest S.A.	-	96
Bank Mandiri (Persero)	-	60
BBVA Banco Francés S.A.	-	21
Caixa D'Estalvis i Pensions	-	243
China Guangfa Bank Co. Ltd.	-	103
Citibank El Cairo	-	57
Citic Industrial Bank	-	71
Commerzbank A.G. - Frankfurt	-	175
Corporación Andina De Fomento	-	14,162
Danske Bank	-	113
Deutsche Bank A.G.- New York	-	573
Hang Seng Bank Ltd.	-	26
Kasikorn Bank Public Co. Ltd.	-	79
Kfw Ipex Bank Gmbh	-	-
Korea Exchange Bank	-	83
Nordea Bank Danmark	-	34
Punjab National Bank	-	26
State Bank Of India	-	25
Taiwan Business Bank	-	64
The Toronto Dominion Bank – Toronto	-	21
Turk Ekonomi Bank A.S.	-	29
U.S. Bank	-	37
Wachovia Bank N.A.- Miami	-	26,668
Otros	4,169	2,211

Subtotal	1,550,925	1,307,570
Total	1,916,368	1,307,574

NOTE 17

INTERBANK BORROWINGS, continued

a)	Obligations with Central Bank of Chile

Debts to the Central Bank of Chile include credit lines for renegotiation of loans and other borrowings. These credit lines were provided by the Central Bank of Chile for renegotiation of loans due to the need to refinance debt as a result of the economic recession and crisis of the banking system in the early 1980s.

The outstanding amounts owed to the Central Bank of Chile under these credit lines are as follows:

	As of December 31,
	2016	2015
	MCh$	MCh$

Totals Line of credit for renegotiation with Central Bank of Chile	7	4

b)	Loans from domestic financial institutions

These obligations’ maturities are as follows:

	As of December 31,
	2016	2015
	MCh$	MCh$

Due within 1 year	365,436	-
Due within 1 and 2 year	-	-
Due within 2 and 3 year	-	-
Due within 3 and 4 year	-	-
Due after 5 years	-	-

Total loans from domestic financial institutions	365.436	.

c)	Foreign obligations

	As of December 31,
	2016	2015
	MCh$	MCh$

Due within 1 year	525,521	868,593
Due within 1 and 2 year	725,315	352,345
Due within 2 and 3 year	186,352	35,390
Due within 3 and 4 year	80,473	35,133
Due after 5 years	33,264	16,109

Total loans from foreign financial institutions	1,550,925	1,307,570

NOTE 18

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES

As of December 31, 2016 and 2015, composition of this item is as follows:

	As of December 31,
	2016	2015
	MCh$	MCh$

Other financial liabilities
Obligations to public sector	61,490	63,921
Other domestic obligations	175,028	152,247
Foreign obligations	3,498	4,359
Subtotals	240,016	220,527
Issued debt instruments
Mortgage finance bonds	46,251	62,858
Senior bonds	6,416,274	5,041,636
Mortgage bond	104,182	107,582
Subordinated bonds	759,665	745,019
Subtotals	7,326,372	5,957,095

Total	7,566,388	6,177,622

Debts classified as current are either demand obligations or will mature in one year or less. All other debts are classified as non-current. The Bank’s debts, both current and non-current, are summarized below:

	As of December 31, 2016
	Current	Non-current	Total
	MCh$	MCh$	MCh$

Mortgage finance bonds	11,236	35,015	46,251
Senior bonds	1,135,713	5,280,561	6,416,274
Mortgage bond	4,318	99,864	104,182
Subordinated bonds	4	759,661	759,665
Issued debt instruments	1,151,271	6,175,101	7,326,372

Other financial liabilities	158,488	81,528	240,016

Total	1,309,759	6,256,629	7,566,388

NOTE 18

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

	As of December 31, 2015
	Current	Non-current	Total
	MCh$	MCh$	MCh$

Mortgage finance bonds	5,544	57,314	62,858
Senior bonds	796,012	4,245,624	5,041,636
Mortgage bond	4,063	103,519	107,582
Subordinated bonds	6,583	738,436	745,019
Issued debt instruments	812,202	5,144,893	5,957,095

Other financial liabilities	136,172	84,355	220,527

Total	948,374	5,229,248	6,177,622

a)	Mortgage finance bonds

These bonds are used to finance mortgage loans. Their principal amounts are amortized on a quarterly basis. The range of maturities of these bonds is between five and twenty years. Loans are indexed to UF and create a yearly interest yield of 5.53% as of December 31, 2016 (5.95% as of December 31, 2015).

	As of December 31,
	2016	2015
	MCh$	MCh$

Due within 1 year	11,236	5,544
Due after 1 year but within 2 years	8,673	6,237
Due after 2 year but within 3 years	6,928	8,000
Due after 3 year but within 4 years	6,246	5,211
Due after 4 year but within 5 years	5,278	5,005
Due after 5 years	7,890	32,861
Total mortgage bonds	46,251	62,858

b)	Senior bonds

The following table shows senior bonds by currency:

	As of December 31,
	2016	2015
	MCh$	MCh$

Santander bonds in UF	3,588,373	2,179,643
Santander bonds in USD	909,354	1,625,150
Santander bonds in CHF	568,549	535,448
Santander bonds in Ch$	1,037,515	475,075
Santander bonds in AUD	60,890	62,066
Current bonds in JPY	179,426	164,254
Santander bonds in EUR	72,167	-
Total senior bonds	6,416,274	5,041,636

NOTE 18

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

i.	Placement of senior bonds:

In 2016, the Bank issued bonds for UF 62,000,000; CLP 590,000,000,000; JPY 3,000,000,000; USD 215,000,000; EUR 104,000,000; and CHF 125,000,000 detailed as follows:

Series	Currency	Amount	Term	Issuance rate	Series approval date	Series maximum amount	Maturity date
R1	UF	15,000,000	5.5	2.50%	09-01-2015	15,000,000	03-01-2021
R2	UF	10,000,000	7.5	2.60%	09-01-2015	10,000,000	03-01-2023
R3	UF	10,000,000	10.5	3.00%	09-01-2015	10,000,000	03-01-2026
R5	UF	7,000,000	7.0	2.55%	09-01-2015	7,000,000	12-01-2022
R6	UF	7,000,000	9.0	2.65%	12-01-2015	7,000,000	12-01-2024
P9	UF	3,000,000	10.5	2.60%	03-01-2015	5,000,000	09-01-2025
T2	UF	5,000,000	4.5	2.25%	02-01-2016	5,000,000	08-01-2020
T5	UF	5,000,000	6.0	2.40%	02-01-2016	5,000,000	02-01-2022
Total	UF	62,000,000
R4	CLP	100,000,000,000	5.5	5.50%	09-01-2015	100,000,000,000	03-01-2021
P4	CLP	50,000,000,000	5.0	4.80%	03-01-2015	150,000,000,000	03-01-2020
SD	CLP	140,000,000,000	5.0	5.50%	06-01-2014	200,000,000,000	06-01-2019
SC	CLP	200,000,000,000	10.0	5.95%	06-01-2014	200,000,000,000	06-01-2024
P3	CLP	50,000,000,000	7.0	5.50%	01-01-2015	50,000,000,000	01-01-2022
P1	CLP	50,000,000,000	10.0	5.80%	01-01-2015	50,000,000,000	01-01-2025
Total	CLP	590,000,000,000
JPY	JPY	3,000,000,000	5.0	0.115%	06-22-2016	3,000,000,000	06-29-2021
Total	JPY	3,000,000,000
DN	USD	10,000,000	5.0	Libor-USD 3M+1.05%	06-02-2016	10,000,000	06-09-2021
DN	USD	10,000,000	5.0	Libor-USD 3M+1.22%	06-08-2016	10,000,000	06-17-2021
DN	USD	10,000,000	5.0	Libor-USD 3M+1.20%	08-01-2016	10,000,000	08-16-2021
DN	USD	185,000,000	5.0	Libor-USD 3M+1.20%	11-10-2016	185,000,000	11-28-2021
Total	USD	215,000,000
EUR	EUR	54,000,000	12.0	1.307%	08-05-2016	54,000,000	08-17-2028
EUR	EUR	20,000,000	8.0	0.80%	08-04-2016	20,000,000	08-19-2024
EUR	EUR	30,000,000	3.0	0.25%	12-09-2016	30,000,000	12-20-2019
Total	EUR	104,000,000
CHF	CHF	125,000,000	8.5	0.35%	11-14-2016	125,000,000	05-30-2025
Total	CHF	125,000,000

NOTE 18

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

During 2016, the Bank performed a partial repurchase of the following bond:

Date	Type	Amount

01-13-2016	Senior	USD 600,000
01-27-2016	Senior	USD 960,000
03-08-2016	Senior	USD 418,853,000
03-08-2016	Senior	USD 140,104,000
05-10-2016	Senior	USD 10,000,000
11-29-2016	Senior	USD 6,895,000

In 2015, the Bank issued bonds for UF 22,000,000; CLP 200,000,000,000; CHF 150,000,000; and JPY 1,200,000,000 detailed as follows:

Series	Currency	Amount	Term	Issuance rate	Series approval date	Series maximum amount	Maturity date
SG Series	UF	3,000,000	12 years	3.30% per annum simple	11-01-2014	UF 3,000,000	11-01-2025
SF Series	UF	3,000,000	5 years	3.00% per annum simple	11-01-2014	UF 3,000,000	04-01-2020
SB Series	UF	2,000,000	5 years	2.65% per annum simple	07-01-2014	UF 2,000,000	07-01-2019
BSTDP6 Series	UF	3,000,000	5 years	2.25% per annum simple	03-01-2015	UF 3,000,000	03-01-2020
BSTDP7 Series	UF	3,000,000	8 years	2.40% per annum simple	03-01-2015	UF 3,000,000	09-01-2022
BSTDP8 Series	UF	3,000,000	6 years	2.25% per annum simple	03-01-2015	UF 3,000,000	09-01-2020
BSTDP9 Series	UF	2,000,000	6 years	2.60% per annum simple	03-01-2015	UF 5,000,000	09-01-2025
BSTDSA0714 Series	UF	3,000,000	10 years	3.00% per annum simple	07-01-2014	UF 5,000,000	07-01-2024
UF Total	UF	22,000,000
BSTDP2 Series	CLP	100,000,000,000	5 years	5.20% per annum simple	01-01-2015	CLP 100,000,000,000	03-01-2020
BSTDP4 Series	CLP	100,000,000,000	5 years	4.80% per annum simple	03-01-2015	CLP 150,000,000,000	03-01-2020
CLP Total	CLP	200,000,000,000
CHF fixed rate bond	CHF	150,000,000	7 years	0.38% quarterly	05-19-2015	CHF 150,000,000	05-19-2022
CHF Total	CHF	150,000,000
JPY Current Bond	JPY	1,200,000,000	5 years	0.42% biannually	12-17-2015	JPY 1,200,000,000	17-12-2020
JPY Total	JPY	1,200,000,000

During 2015, the Bank repurchased senior bonds for USD 19, 000,000.

ii.	Nominal bonds to be placed:

As	of December 31, 2016, there are no outstanding amounts of bonds, not previously authorized, to be placed.

NOTE 18

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

iii.	The maturities of senior bonds are as follows:

	As of December 31,
	2016	2015
	MCh$	MCh$
Due within 1 year	1,135,713	796,012
Due after 1 year but within 2 years	321,509	1,147,138
Due after 2 year but within 3 years	816,919	415,914
Due after 3 year but within 4 years	663,289	682,494
Due after 4 year but within 5 years	754,768	466,700
Due after 5 years	2,724,076	1,533,378
Total senior bonds	6,416,274	5,041,636

c)	Mortgage bonds

Detail of mortgage bonds per currency is as follows:

	As of December 31,
	2016	2015
	MCh$	MCh$

Mortgage bonds in UF	104,182	107,582
Total mortgage bonds	104,182	107,582

i.	Allocation of mortgage bonds

During 2016 and 2015, the Bank has not placed any mortgage bonds.

ii.	The maturities of Mortgage bond are as follows:

	As of December 31,
	2016	2015
	MCh$	MCh$

Due within 1 year	4,318	4,063
Due after 1 year but within 2 years	6,932	6,522
Due after 2 year but within 3 years	7,156	6,733
Due after 3 year but within 4 years	7,386	6,951
Due after 4 year but within 5 years	7,626	7,175
Due after 5 years	70,764	76,138
Total Mortgage bonds	104,182	107,582

NOTE 18

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

d)	Subordinated bonds

Detail of the subordinated bonds per currency is as follows:

	As of December 31,
	2016	2015
	MCh$	MCh$

Subordinated bonds denominated in CLP	4	6
Subordinated bonds denominated in UF	759,661	745,013
Total subordinated bonds	759,665	745,019

i.	Allocation of subordinated bonds

During 2016 and 2015, the Bank has not placed any subordinated bonds.

The maturities of subordinated bonds, are as follows:

	As of December 31,
	2016	2015
	MCh$	MCh$

Due within 1 year
Due after 1 year but within 2 years	4	6,583
Due after 2 year but within 3 years	-	-
Due after 3 year but within 4 years	-	-
Due after 4 year but within 5 years	-	-
Due after 5 years	759,661	738,436
Total subordinated bonds	759,665	745,019

e)	Other financial liabilities

The composition of other financial obligations, by maturity, is detailed below:

	As of December 31,
	2016	2015
	MCh$	MCh$

Non-current portion:
Due after 1 year but within 2 years	33,777	3,497
Due after 2 year but within 3 years	24,863	20,240
Due after 3 year but within 4 years	5,794	16,063
Due after 4 year but within 5 years	1,973	28,227
Due after 5 years	15,121	16,328
Non-current portion subtotal	81,528	84,355

Current portion:
Amounts due to credit card operators	151,620	129,358
Acceptance of letters of credit	2,069	3,176
Other long-term financial obligations, short-term portion	4,799	3,638
Current portion subtotal	158,488	136,172

Total other financial liabilities	240,016	220,527

NOTE 19

MATURITY OF FINANCIAL ASSETS AND LIABILITIES

As of December 31, 2016 and 2015, the detail of the maturities of assets and liabilities is as follows:

As of December 31, 2016	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Subtotal up to 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Subtotal More than 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Financial assets
Cash and deposits in banks	2,279,389	-	-	-	2,279,389	-	-	-	-	2,279,389
Cash items in process of collection	495,283	-	-	-	495,283	-	-	-	-	495,283
Trading investments	-	52,443	13,252	118,845	184,540	75,378	106,808	30,261	212,447	396,987
Investments under resale agreements	-	6,736	-	-	6,736	-	-	-	-	6,736
Financial derivative contracts	-	82,243	120,653	292,801	495,697	531,094	357,833	1,116,158	2,005,085	2,500,782
Interbank loans (*)	-	12,859	135,756	124,143	272,758	44	-	5	49	272,807
Loans and accounts receivables from customers (**)	717,306	2,393,216	2,108,001	4,488,993	9,707,516	4,937,271	2,909,140	9,379,697	17,226,108	26,933,624
Available for sale investments	-	1,581,682	250,222	314,842	2,146,746	37,974	379,976	824,210	1,242,160	3,388,906
Guarantee deposits (margin accounts)	396,289	-	-	-	396,289	-	-	-	-	396,289
Total financial assets	3,888,267	4,129,179	2,627,884	5,339,624	15,984,954	5,581,761	3,753,757	11,350,331	20,685,849	36,670,803

Financial liabilities
Deposits and other demand liabilities	7,539,315	-	-	-	7,539,315	-	-	-	-	7,539,315
Cash items in process of being cleared	288,473	-	-	-	288,473	-	-	-	-	288,473
Obligations under repurchase agreements	-	212,437	-	-	212,437	-	-	-	-	212,437
Time deposits and other time liabilities	121,527	6,105,767	4,193,906	2,537,299	12,958,499	118,101	13,913	61,196	193,210	13,151,709
Financial derivative contracts	-	92,335	122,565	263,893	478,793	494,539	346,948	971,881	1,813,368	2,292,161
Interbank borrowings	4,557	373,423	115,769	1,154,063	1,647,812	233,542	35,014	-	268,556	1,916,368
Issued debt instruments	-	43,141	185,425	922,705	1,151,271	1,168,117	1,444,593	3,562,391	6,175,101	7,326,372
Other financial liabilities	153,049	1,461	1,161	2,817	158,488	58,641	7,766	15,121	81,528	240,016
Guarantees received (margin accounts)	480,926	-	-	-	480,926	-	-	-	-	480,926
Total financial liabilities	8,587,847	6,828,564	4,618,826	4,880,777	24,916,014	2,072,940	1,848,234	4,610,589	8,531,763	33,447,777

(*)	Interbank loans are presented on a gross basis. The amount of allowance is Ch$4,135 million.

(**)	Loans and accounts receivables from customers are presented on a gross basis. Provisions amounts according to type of loan are detailed as follows: Commercial loans Ch$429,442 million, Mortgage loans Ch$57,009 million, and Consumer loans Ch$300,019 million.

NOTE 19

MATURITY OF FINANCIAL ASSETS AND LIABILITIES, continued:

As of December 31, 2015	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Subtotal up to 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Subtotal More than 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Financial assets
Cash and deposits in banks	1,677,076	387,730	-	-	2,064,806	-	-	-	-	2,064,806
Cash items in process of collection	724,521	-	-	-	724,521	-	-	-	-	724,521
Trading investments	-	126,248	21,364	264	147,876	15,623	72,112	88,660	176,395	324,271
Investments under resale agreements	-	2,463	-	-	2,463	-	-	-	-	2,463
Financial derivative contracts	-	158,843	213,335	407,854	780,032	798,557	393,309	1,234,028	2,425,894	3,205,926
Interbank loans (*)	9,371	-	1,506	-	10,877	-	-	-	-	10,877
Loans and accounts receivables from customers (**)	664,164	2,401,995	2,178,424	4,027,990	9,272,573	4,746,876	2,751,926	8,518,505	16,017,307	25,289,880
Available for sale investments	-	480,801	72,217	243,241	796,259	48,651	469,004	730,497	1,248,152	2,044,411
Guarantee deposits (margin accounts)	649,325	-	-	-	649,325	-	-	-	-	649,325
Total financial assets	3,724,457	3,558,080	2,486,846	4,679,349	14,448,732	5,609,707	3,686,351	10,571,690	19,867,748	34,316,480

Financial liabilities
Deposits and other demand liabilities	7,356,121	-	-	-	7,356,121	-	-	-	-	7,356,121
Cash items in process of being cleared	462,157	-	-	-	462,157	-	-	-	-	462,157
Obligations under repurchase agreements	-	143,689	-	-	143,689	-	-	-	-	143,689
Time deposits and other time liabilities	114,341	5,707,940	3,210,947	2,853,761	11,886,989	231,272	7,661	56,845	295,778	12,182,767
Financial derivative contracts	-	126,643	190,409	380,158	697,210	679,133	337,598	1,148,665	2,165,396	2,862,606
Interbank borrowings	27,323	7,946	148,509	684,819	868,597	388,626	50,351	-	438,977	1,307,574
Issued debt instruments	1,953	440,500	155,821	213,928	812,202	1,590,546	1,173,536	2,380,811	5,144,893	5,957,095
Other financial liabilities	129,358	3,142	558	3,114	136,172	23,737	44,290	16,328	84,355	220,527
Guarantees received (margin accounts)	819,331	-	-	-	819,331	-	-	-	-	819,331
Total financial liabilities	8,910,584	6,429,860	3,706,244	4,135,780	23,182,468	2,913,314	1,613,436	3,602,649	8,129,399	31,311,867

(*)	Interbank loans are presented on a gross basis. The amount of allowance is Ch$1,166 million.

(**)	Loans and accounts receivables from customers are presented on a gross basis. Provisions amounts according to type of loan are detailed as follows: Commercial loans Ch$431,201 million, Mortgage loans Ch$62,427 million, and Consumer loans Ch$267,507 million.

NOTE 20

PROVISIONS

a)	As of December 31, 2016 and 2015, the composition is as follows:

	As of December 31,
	2016	2015
	MCh$	MCh$

Provisions for personnel salaries and expenses	72,592	64,861
Provisions for mandatory dividends	142,815	134,539
Provisions for contingent loan risk	11,399	10,750
Provisions for contingencies associated with administrative claims and leasing contracts	65,404	64,848
Total	292,210	274,998

b)	Below is the activity regarding provisions during the years ended December 31, 2016 and 2015.

	Personnel salaries and expenses	Mandatory dividends	Contingent loans	Contingencies	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2016	64,861	134,539	10,750	64,848	274,998
Provisions established	80,298	142,815	9,789	85,492	318,394
Application of provisions	(72,567)	(134,539)	-	(135)	(207,241)
Provisions released	-	-	(9,140)	(84,801)	(93,941)
Reclassifications	-	-	-	-	-
Other	-	-	-	-	-

Balances as of December 31, 2016	72,592	142,815	11,399	65,404	292,210

Balances as of January 1, 2015	46,759	170,973	12,679	55,559	285,970
Provisions established	75,491	134,539	5,409	147,693	363,132
Application of provisions	(56,878)	(170,973)	-	(150,681)	(378,532)
Provisions released	-	-	(7,338)	12,277	4,939
Reclassifications	-	-	-	-	-
Other	(511)	-	-	-	(511)

Balances as of December 31, 2015	64,861	134,539	10,750	64,848	274,998

c)	Provisions for personnel salaries and expenses:

	As of December 31,
	2016	2015
	MCh$	MCh$

Provision for seniority compensation	10,376	11,550
Provision for stock-based personnel benefits	-	-
Provision for performance bonds	38,510	31,528
Provision for vacations	21,800	21,053
Provision for other personnel benefits	1,906	730
Total	72,592	64,861

NOTE 21

OTHER LIABILITIES

The other liabilities line item is as follows:

	As of December 31,
	2016	2015
	MCh$	MCh$

Accounts and notes payable	154,159	129,547
Unearned income	509	514
Guarantees received (margin accounts) (1)	480,926	819,331
Notes payable through brokerage and simultaneous transactions	27,745	20,764
Other payable obligations (2)	80,100	40,828
Withheld VAT	1,964	1,656
Other liabilities (3)	50,382	33,229

Total	795,785	1,045,869

(1)	Guarantee deposits (margin accounts) are collaterals associated to derivative financial contracts to mitigate the counterparty credit risk and are mainly established in cash. These guarantees operate when mark to market of derivative financial instruments exceed the levels of threshold agreed in the contracts, which could result the Bank deliver or receive collateral.

(2)	Other payable obligations mainly relates to settlement of derivatives and other financial transactions derived from the operation of the Bank.

(3)	Other liabilities: mainly include reimbursement of insurance commissions.

NOTE 22

CONTINGENCIES AND COMMITMENTS

a)	Lawsuits and legal procedures

As of the issuance date of these financial statements, the Bank and its affiliates were subject to certain legal actions in the normal course of their business. As of December 31, 2016, the Banks and its subsidiaries have provisions for this item of Ch$1,194 million and Ch$48 million, respectively (Ch$1,803 million and Ch$118 million as of December 31, 2015) which is included in “Provisions” in the Consolidated Statement of Financial Position as provisions for contingencies.

b)	Contingent loans

The following table shows the Bank’s contractual obligations to issue loans:

	As of December 31,
	2016	2015
	MCh$	MCh$

Letters of credit issued	158,800	179,042
Foreign letters of credit confirmed	57,686	70,434
Guarantees	1,752,610	1,684,847
Personal guarantees	125,050	163,955
Subtotal	2,094,146	2,098,278
Available on demand credit lines	7,548,820	6,806,745
Other irrevocable credit commitments	260,266	82,328
Total	9,903,232	8,987,351

NOTE 22

CONTINGENCIES AND COMMITMENTS, continued

c)	Held securities

The Bank holds securities in the normal course of its business as follows:

	As of December 31,
	2016	2015
	MCh$	MCh$

Third party operations
Collections	163,303	162,619
Assets from third parties managed by the Bank and its affiliates	1,586,405	1,507,359
Subtotal	1,749,708	1,669,978
Custody of securities
Securities held in custody	390,155	321,741
Securities held in custody deposited in other entity	687,610	561,612
Issued securities held in custody	18,768,572	18,246,386
Subtotal	19,846,337	19,129,739
Total	21,596,045	20,799,717

During 2016, the Bank classified the portfolios managed by private banking in “Assets from third parties managed by the Bank and its affiliates” (memo account). At the end of December 2016, the balance for this was Ch$1,586,370 million (Ch$1,507,305 million at December 31, 2015).

d)	Guarantees

Banco Santander Chile has comprehensive officer fidelity insurance policy, No. 4356192, with the Chilena Consolidada de Seguros insurance company, for USD 5,000,000, which jointly covers both the Bank and its affiliates for the period from July 1, 2016 to June 30, 2017.

e)	Contingent loans and liabilities

To satisfy its clients’ needs, the Bank took on several contingent loans and liabilities that are not be recognized in the Consolidated Financial Statement of Financial Position; these contain loan risks and they are, therefore, part of the Bank`s global risk.

NOTE 23

EQUITY

a)	Capital

As of December 31, 2016 and 2015 the Bank had 188,446,126,794 shares outstanding, all of which are subscribed for and paid in full, amounting to Ch$891,303 million. All shares have the same rights, and have no preferences or restrictions.

The activity with respect to shares during 2016, 2015 and 2014 was as follows:

	SHARES As of December 31,
	2016	2015	2014

Issued as of January 1	188,446,126,794	188,446,126,794	188,446,126,794
Issuance of paid shares	-	-	-
Issuance of outstanding shares	-	-	-
Stock options exercised	-	-	-
Issued as of December 31,	188,446,126,794	188,446,126,794	188,446,126,794

As of December 31, 2016, 2015 and 2014 the Bank does not have any of its own shares in treasury, nor do any of the consolidated companies.

As of December 31, 2016 the shareholder composition was as follows:

Corporate Name or Shareholder's Name	Shares	ADRs (*)	Total	% of equity holding

Santander Chile Holding S.A.	66,822,519,695	-	66,822,519,695	35.46
Teatinos Siglo XXI Inversiones Limitada	59,770,481,573	-	59,770,481,573	31.72
The Bank New York Mellon	-	34,800,933,671	34,800,933,671	18.47
Banks on behalf of third parties	12,257,100,312	-	12,257,100,312	6.50
Pension funds (AFP) on behalf of third parties	6,990,857,997	-	6,990,857,997	3.71
Stock brokers on behalf of third parties	3,071,882,351	-	3,071,882,351	1.63
Other minority holders	4,732,351,195	-	4,732,351,195	2.51
Total	153,645,193,123	34,800,933,671	188,446,126,794	100.00
(*)	American Depository Receipts (ADR) are certificates issued by a U.S. commercial bank to be traded on the U.S. securities markets.

NOTE 23

EQUITY, continued

As of December 31, 2015 the shareholder composition was as follows:

Corporate Name or Shareholder's Name	Shares	ADRs (*)	Total	% of equity holding

Santander Chile Holding S.A.	66,822,519,695	-	66,822,519,695	35.46
Teatinos Siglo XXI Inversiones Limitada	59,770,481,573	-	59,770,481,573	31.72
The Bank New York Mellon (1)	-	32,516,063,671	32,516,063,671	17.25
Banks on behalf of third parties	11,878,070,560	-	11,878,070,560	6.30
Pension funds (AFP) on behalf of third parties	8,887,560,424	-	8,887,560,424	4.72
Stock brokers on behalf of third parties	3,460,285,074	-	3,460,285,074	1.84
Other minority holders	5,111,145,797	-	5,111,145,797	2.71
Total	155,930,063,123	32,516,063,671	188,446,126,794	100.00
(*)	American Depository Receipts (ADR) are certificates issued by a U.S. commercial bank to be traded on the U.S. securities markets.

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

In April 2016, due to the Shareholders’ Meeting, the Bank agreed to capitalized 25% of retained earnings from 2015 as reserves; which equals Ch$112,219 million (Ch$220,132 million in 2015).

c)	Dividends

The distribution of dividends is detailed in the Consolidated Statement of Changes in Equity.

NOTE 23

EQUITY, continued

d)	As of December 31, the basic and diluted earnings per share were as follows:

	As of December 31,
	2016	2015	2014
	MCh$	MCh$	MCh$

a) Basic earnings per share
Total attributable to the equity holders of the Bank	476,067	448,466	569,910
Weighted average number of outstanding shares	188,446,126,794	188,446,126,794	188,446,126,794
Basic earnings per share (in Ch$)	2,526	2,380	3.024

b) Diluted earnings per share	476,067	448,466	569,910
Total attributable to the equity holders of the Bank	188,446,126,794	188,446,126,794	188,446,126,794
Weighted average number of outstanding shares	-	-	-
Adjusted number of shares	188,446,126,794	188,446,126,794	188,446,126,794
Diluted earnings per share (in Ch$)	2,526	2,380	3.024

As of December 31, 2016, 2015 and 2014 the Bank does not own instruments with dilutive effects.

NOTE 23

EQUITY, continued

e) Other comprehensive income from available for sale investments and cash flow hedges:

	For the years ended December 31,
	2016	2015	2014
	MCh$	MCh$	MCh$

Available for sale investments
As of January 1,	(7,093)	21,684	840
Gain (losses) on the re-measurement of available for sale investments, before tax	2,267	(51,178)	14,829
Reclassification from other comprehensive income to income for the year	12,201	22,401	6,015
Subtotals	14,468	(28,777)	20,844
Total	7,375	(7,093)	21,684

Cash flow hedges
As of January 1,	8,626	10,725	(8,257)
Gains (losses) on the re-measurement of cash flow hedges, before tax	(6,261)	(2,105)	18,552
Reclassification adjustments on cash flow hedges, before tax	(77)	6	430
Amounts removed from equity and included in carrying amount of non-financial asset (liability) which acquisition or incurrence was hedged as a highly probable transaction	-	-	-
Subtotals	(6,338)	(2,099)	18,982
Total	2,288	8,626	10,725

Other comprehensive income, before taxes	9,663	1,533	32,409

Income tax related to other comprehensive income components
Income tax relating to available for sale investments	(1,770)	1,596	(4,554)
Income tax relating to cash flow hedges	(549)	(1,940)	(2,252)
Total	(2,319)	(344)	(6,806)

Other comprehensive income, net of tax	7,344	1,189	25,603
Attributable to:
Equity holders of the Bank	6,640	1,288	25,600
Non-controlling interest	704	(99)	3

The Bank expects that the results included in "Other comprehensive income" will be reclassified to profit or loss when the specific conditions have been met.

NOTE 24

NON-CONTROLLING INTEREST

a)	The non-controlling interest included in the equity and the income from the subsidiaries is summarized as follows:

				Other comprehensive income
As of December 31, 2016	Non-controlling	Equity	Income	Available for sale investments	Deferred tax	Total other comprehensive income	Comprehensive income
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Subsidiaries:
Santander Agente de Valores Limitada	0.97	492	116	-	-	-	116
Santander S.A. Sociedad Securitizadora	0.36	2	-	-	-	-	-
Santander Corredores de Bolsa Limitada (1)	49.41	19,966	1,130	1,054	(252)	802	1,932
Santander Corredora de Seguros Limitada	0.25	164	7	-	-	-	7
Subtotal		20,624	1,253	1,054	(252)	802	2.055

Entities controlled through other considerations:
Bansa Santander S.A.	100.00	6,533	529	-	-	-	529
Santander Gestión de Recaudación y Cobranzas Limitada	100.00	2,184	583	-	-	-	583
Multinegocios S.A. (2)	100.00	-	-	-	-	-	-
Servicios Administrativos y Financieros Limitada. (2)	100.00	-	-	-	-	-	-
Multiservicios de Negocios Limitada. (2)	100.00	-	-	-	-	-	-
Subtotal		8,717	1,112	-	-	-	1,112

Total		29,341	2,365	1,054	(252)	802	3,167

(1)	Ex Santander S.A. Corredores de Bolsa, See Note 1.

(2) As of June 30, 2015, these entities have stopped rendering sales services for the Bank and therefore they have been excluded from the consolidation perimeter. See Note 1.

NOTE 24

NON-CONTROLLING INTEREST, continued

				Other comprehensive income
As of December 31, 2015	Non-controlling	Equity	Income	Available for sale investments	Deferred tax	Total other comprehensive income	Comprehensive income
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Subsidiaries:
Santander Agente de Valores Limitada	0.97	652	98	(4)	1	(3)	95
Santander S.A. Sociedad Securitizadora	0.36	2	-	-	-	-	-
Santander Corredores de Bolsa Limitada (1)	49.41	21,765	816	(128)	29	(99)	717
Santander Corredora de Seguros Limitada	0.25	156	(5)	-	-	-	(5)
Subtotal		22,575	909	(132)	30	(102)	807
Entities controlled through other considerations:
Bansa Santander S.A.	100	6,004	334	-	-	-	334
Santander Gestión de Recaudación y Cobranzas Limitada	100	1,602	564	-	-	-	564
Multinegocios S.A. (2)	100	-	310	-	-	-	310
Servicios Administrativos y Financieros Limitada. (2)	100	-	550	-	-	-	550
Multiservicios de Negocios Limitada. (2)	100	-	596	-	-	-	596
Subtotal		7,606	2.354	-	-	-	2,354

Total		30,181	3.263	(132)	30	(102)	3,161

(1) Ex Santander S.A. Corredores de Bolsa, See Note 1.

(2) As of June 30, 2015, these entities have stopped rendering sales services for the Bank and therefore they have been excluded from the consolidation perimeter. See Note 1.

NOTE 24

NON-CONTROLLING INTEREST, continued

				Other comprehensive income
As of December 31, 2014	Non-controlling	Equity	Income	Available for sale investments	Deferred tax	Total other comprehensive income	Comprehensive income
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Subsidiaries:
Santander Agente de Valores Limitada	0.97	558	87	-	-	-	87
Santander S.A. Sociedad Securitizadora	0.36	2	-	-	-	-	-
Santander S.A. Corredores de Bolsa	49.41	20,928	1,239	(34)	7	(27)	1,212
Santander Corredora de Seguros Limitada	0.25	154	(4)	-	-	-	(4)
Subtotals		21,642	1,322	(34)	7	(27)	1,295

Entities controlled through other considerations:
Bansa Santander S.A.	100.00	5,671	2,236	-	-	-	2,236
Santander Gestión de Recaudación y Cobranzas Limitada (1)	100.00	1,037	1,531	-	-	-	1,531
Multinegocios S.A.	100.00	730	253	-	-	-	253
Servicios Administrativos y Financieros Limitada	100.00	2,001	315	-	-	-	315
Servicios de Cobranzas Fiscalex Limitada (1)	100.00	-	-	-	-	-	-
Multiservicios de Negocios Limitada	100.00	2,002	323	-	-	-	323
Subtotals		11,441	4,658	-	-	-	4,658

Total		33,083	5,980	(34)	7	(27)	5,953

(1)	On August 01, 2014 the company Servicios de Cobranza Fiscalex Limitada was acquired by Santander Gestión de Recaudación y Cobranza Limitada.

NOTE 24

NON-CONTROLLING INTERESTS, continued

b)	The overview of the financial information of the subsidiaries included in the consolidation of the Bank that possess non-controlling interests is as follows, which does not include consolidation or conforming accounting policy adjustments:

	As of December 31,
	2016				2015				2014
				Net income				Net income				Net
	Assets	Liabilities	Capital		Assets	Liabilities	Capital		Assets	Liabilities	Capital	income
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Santander Corredora de Seguros Limitada	75,000	10,065	62,276	2,659	72,860	10,588	60,765	1,507	70,602	9,068	63,078	(1,544)
Santander Corredores de Bolsa Limitada	86,473	45,724	38,356	2,393	71,118	26,763	42,618	1,737	74,408	31,790	40,171	2,447
Santander Agente de Valores Limitada	54,486	3,666	38,851	11,969	131,305	64,049	57,554	9,702	339,787	282,233	48,556	8,998
Santander S.A. Sociedad Securitizadora	509	77	512	(80)	566	53	561	(48)	622	61	640	(79)
Santander Gestión de Recaudación y Cobranzas Ltda.	8,547	6,363	1,602	582	6,194	4,592	1,038	564	4,917	3,880	458	579
Multinegocios S.A. (management of sales force) (1)	-	-	-	-	-	-	-	-	1,959	1,229	477	253
Servicios Administrativos y Financieros Limitada (management of sales force) (1)	-	-	-	-	-	-	-	-	2,956	955	1,686	315
Servicio de Cobranza Fixcalex Ltda.	-	-	-	-	-	-	-	-	-	-	-	-
Multiservicios de Negocios Limitada (call center) (1)	-	-	-	-	-	-	-	-	3,401	1,399	1,679	323
Bansa Santander S.A.	31,301	24,768	6,004	529	31,631	25,627	5,670	334	31,062	25,391	3,435	2,236
Total	256,316	90,663	147,601	18,052	313,674	131,672	168,206	13,796	529,714	356,006	160,180	13,528

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

a)	For the years ended December 31, 2016, 2015 and 2014 the income from interest, was attributable to the following items:

	For the years ended December 31,
	2016				2015				2014
	Interest	Inflation adjustments	Prepaid fees	Total	Interest	Inflation adjustments	Prepaid fees	Total	Interest	Inflation adjustments	Prepaid fees	Total
Items	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Resale agreements	1,488	-	-	1,488	1,075	-	-	1,075	1,223	-	-	1,223
Interbank loans	295	-	-	295	375	-	-	375	139	-	-	139
Commercial loans	742,432	130,904	7,659	880,995	687,464	168,752	8,494	864,710	706,190	208,427	7,883	922,500
Mortgage loans	304,116	228,081	7,012	539,209	259,941	286,437	23,191	569,569	245,980	328,212	18,230	592,422
Consumer loans	604,152	660	4,318	609,130	586,385	3,418	3,706	593,509	603,804	5,108	3,205	612,117
Investment instruments	75,808	2,916	-	78,724	60,004	7,616	-	67,620	61,774	25,461	-	87,235
Other interest income	11,136	2,445	-	13,581	10,111	5,831	-	15,942	10,584	3,218	-	13,802

Interest income less income from hedge accounting	1,739,427	365,006	18,989	2,123,422	1,605,355	472,054	35,391	2,112,800	1,629,694	570,426	29,318	2,229,438

NOTE 25

INTEREST INCOME, continued

b)	For the years ended December 31, 2016, 2015 and 2014, the expense from interest expense, excluding expense from hedge accounting, is as follows:

	For the years ended December 31,
	2016			2015			2014
	Interest	Inflation adjustments	Total	Interest	Inflation adjustments	Total	Interest	Inflation adjustments	Total
Items	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Demand deposits	(16,003)	(1,043)	(17,046)	(13,875)	(1,343)	(15,218)	(6,189)	(1,909)	(8,098)
Repurchase agreements	(2,822)	-	(2,822)	(6,893)	-	(6,893)	(7,052)	-	(7,052)
Time deposits and liabilities	(399,720)	(38,946)	(438,666)	(346,174)	(47,370)	(393,544)	(334,841)	(74,384)	(409,225)
Interbank loans	(19,803)	-	(19,803)	(14,998)	(2)	(15,000)	(19,015)	(9)	(19,024)
Issued debt instruments	(197,973)	(105,452)	(303,425)	(183,561)	(113,029)	(296,590)	(175,886)	(137,460)	(313,346)
Other financial liabilities	(3,008)	(781)	(3,789)	(3,070)	(1,180)	(4,250)	(3,131)	(1,729)	(4,860)
Other interest expense	(5,211)	(8,874)	(14,085)	(3,456)	(14,776)	(18,232)	(2,636)	(17,839)	(20,475)

Interest expense not including expenses from hedge accounting	(644,540)	(155,096)	(799,636)	(572,027)	(177,700)	(749,727)	(548,750)	(233,330)	(782,080)

c)	For the years ended December 31, 2016, 2015 and 2014, the income and expense from interest is as follows:

	For the years ended December 31,
	2016	2015	2014
Items	MCh$	MCh$	MCh$

Interest income less income from hedge accounting	2,123,422	2,112,800	2,229,438
Interest expense less expense from hedge accounting	(799,636)	(749,727)	(782,080)

Net Interest income (expense) from hedge accounting	1,323,786	1,363,073	1,447,358

Hedge accounting (net)	(42,420)	(107,867)	(130,254)

Total net interest income	1,281,366	1,255,206	1,317,104

NOTE 26

FEES AND COMMISSIONS

This item includes the amount of fees earned and paid during the year, except for those which are an integral part of the financial instrument’s effective interest rate:

	For the years ended December 31,
	2016	2015	2014
	MCh$	MCh$	MCh$

Fee and commission income
Fees and commissions for lines of credits and overdrafts	5,754	6,597	7,015
Fees and commissions for guarantees and letters of credit	35,911	35,276	32,403
Fees and commissions for card services	195,566	175,262	147,256
Fees and commissions for management of accounts	31,540	30,291	29,031
Fees and commissions for collections and payments	31,376	30,399	35,355
Fees and commissions for intermediation and management of securities	9,304	10,000	9,286
Insurance brokerage fees	40,882	39,252	34,695
Office banking	14,145	15,224	17,602
Fees for other services rendered	38,038	35,978	30,798
Other fees earned	28,668	24,621	23,288
Total	431,184	402,900	366,729

	For the years ended December 31,
	2016	2015	2014
	MCh$	MCh$	MCh$

Fee and commission expense
Compensation for card operation	(143,509)	(129,196)	(104,095)
Fees and commissions for securities transactions	(946)	(1,315)	(979)
Office banking	(14,671)	(15,320)	(16,602)
Other fees	(17,634)	(19,442)	(17,770)
Total	(176,760)	(165,273)	(139,446)

Net fees and commissions income	254,424	237,627	227,283

The fees earned in transactions with letters of credit are presented in the Consolidated Statement of Income in the line item “Interest income”.

NOTE 27

NET INCOME (EXPENSE) FROM FINANCIAL OPERATIONS

For the years ended December 31, 2016, 2015 and 2014, the detail of income (expense) from financial operations is as follows:

	For the years ended December 31,
	2016	2015	2014
	MCh$	MCh$	MCh$

Income (expense) from financial operations
Trading derivatives	(395,209)	(503,981)	(224,015)
Trading investments	18,229	21,505	45,952
Sale of loans and accounts receivables from customers
Current portfolio	1,469	921	1,261
Charged-off portfolio	2,720	(58)	4,809
Available for sale investments	14,598	23,655	6,934
Repurchase of issued bonds	(8,630)	(14)	5,198
Other income (expense) from financial operations	(211)	75	214
Total income (expense)	(367,034)	(457,897)	(159,647)

NOTE 28

NET FOREIGN EXCHANGE GAIN (LOSS)

Net foreign exchange income includes the income earned from foreign currency trading, differences arising from converting monetary items in a foreign currency to the functional currency, and those generated by non-monetary assets in a foreign currency at the time of their sale.

For the years ended December 31, 2016, 2015 and 2014 net foreign exchange income is as follows:

	For the years ended December 31,
	2016	2015	2014
	MCh$	MCh$	MCh$

Net foreign exchange gain (loss)
Net profit (loss) from currency exchange differences	116,117	(197,875)	(370,282)
Hedging derivatives	399,875	777,254	621,767
Income from assets indexed to foreign currency	(8,745)	25,421	22,404
Income from liabilities indexed to foreign currency	145	(1,404)	(1,677)
Total	507,392	603,396	272,212

NOTE 29

PROVISIONS FOR LOAN LOSSES

a)	For the years ended December 31, 2016, 2015 and 2014 activity for provisions for loan losses is as follows:

		Loans and accounts receivable from customers						Total
For the year ended December 31, 2016	Interbank loans Individual	Commercial loans		Mortgage loans Group	Consumer loans Group	Contingent loans
		Individual	Group			Individual	Group
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Charged-off individually significant loans	-	(11,222)	-	-	-	-	-	(11,222)
Provisions established	(3,052)	(61,002)	(133,855)	(50,892)	(280,544)	(11,986)	(2,909)	(544,240)
Total provisions and charge-offs	(3,052)	(72,224)	(133,855)	(50,892)	(280,544)	(11,986)	(2,909)	(555.462)
Provisions released	83	43,183	14,432	34,246	30,790	6,963	5,384	135,081
Recovery of loans previously charged off	-	11.142	16,043	10,041	41,072	-	-	78,298
Net charge to income	(2,969)	17,899	(103,380)	(6,605)	(208,682)	(5,023)	2,475	(342,083)

		Loans and accounts receivable from customers						Total
For the year ended December 31, 2015	Interbank loans Individual	Commercial loans		Mortgage loans Group	Consumer loans Group	Contingent loans
		Individual	Group			Individual	Group
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Charged-off individually significant loans	-	(12,955)	-	-	-	-	-	(12,955)
Provisions established	(1,357)	(124,968)	(136,778)	(34,373)	(248,937)	(2,808)	(2,601)	(551,822)
Total provisions and charge-offs	(1,357)	(137,923)	(136,778)	(34,373)	(248,937)	(2,808)	(2,601)	(564.777)
Provisions released	192	46,614	17,885	7,205	18,126	5,042	2,296	97,360
Recovery of loans previously charged off	-	8.978	17,054	6,543	35,565	-	-	68,140
Net charge to income	(1,165)	(82,331)	(101,839)	(20,625)	(195,246)	2,234	(305)	(399.277)

		Loans and accounts receivable from customers						Total
For the year ended December 31, 2014	Interbank loans Individual	Commercial loans		Mortgage loans Group	Consumer loans Group	Contingent loans
		Individual	Group			Individual	Group
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Charged-off individually significant loans	-	(10,811)	-	-	-	-		(10,811)
Provisions established	(60)	(52,240)	(174,244)	(24,907)	(218,941)	(8,305)	(3,641)	(482,338)
Total provisions and charge-offs	(60)	(63,051)	(174,244)	(24,907)	(218,941)	(8,305)	(3,641)	(493,149)
Provisions released	554	15,903	7,127	6,561	38,275	4,431	6,418	79,269
Recovery of loans previously charged off	-	5,302	11,645	5,122	36,908	-	-	58,977
Net charge to income	494	(41,846)	(155,472)	(13,224)	(143,758)	(3,874)	2,777	(354,903)

b)	The detail of Charge-off of individually significant loans, is as follows:

	For the years ended December 31,
	2016	2015	2014
	MCh$	MCh$	MCh$

Charge-off of loans	47,605	50,656	37,673
Provision applied	(36,383)	(37,701)	(26,862)
Net charge offs of individually significant loans	11,222	12,955	10,811

NOTE 30

PERSONNEL SALARIES AND EXPENSES

For the years ended December 31, 2016, 2015 and 2014, the composition of personnel salaries and expenses is as follows:

	For the years ended December 31,
	2016	2015	2014
	MCh$	MCh$	MCh$

Personnel compensation	249,703	233,707	213,364
Bonuses or gratifications	77,649	78,260	77,145
Stock-based benefits	331	66	329
Seniority compensation:	26,263	34,012	10,551
Pension plans	(150)	431	1,395
Training expenses	2,835	3,186	2,477
Day care and kindergarten	3,072	2,992	2,485
Health funds	4,777	4,474	4,082
Welfare funds	806	754	533
Other personnel expenses	29,847	29,181	26,527
Total	395,133	387,063	338,888

NOTE 31

ADMINISTRATIVE EXPENSES

For the years ended December 31, 2016, 2015 and 2014, the composition of the item is as follows:

	For the years ended December 31,
	2016	2015	2014
	MCh$	MCh$	MCh$

General administrative expenses	138,974	127,826	125,271
Maintenance and repair of property, plant and equipment	19,901	20,002	17,498
Office lease	28,098	27,472	28,348
Equipment lease	280	134	94
Insurance payments	3,842	3,656	3,302
Office supplies	5,747	6,232	4,567
IT and communication expenses	37,351	28,420	29,379
Heating, and other utilities	4,863	4,764	4,131
Security and valuables transport services	14,793	15,393	17,089
Representation and personnel travel expenses	5,440	4,590	4,173
Judicial and notarial expenses	952	2,103	2,192
Fees for technical reports and auditing	7,631	7,301	6,891
Other general administrative expenses	10,076	7,759	7,607
Outsourced services	55,757	60,913	51,504
Data processing	36,068	39,286	32,253
Products sale	-	226	1,502
Archive services	4,427	1,047	3,305
Valuation services	3,489	2,969	2,119
Outsourcing	5,404	7,275	5,608
Other	6,369	10,110	6,717
Board expenses	1,371	1,465	1,314
Marketing expenses	17,844	18,483	16,419
Taxes, payroll taxes, and contributions	12,467	11,844	10,641
Real estate taxes	1,435	1,813	1,415
Patents	1,618	1,589	1,525
Other taxes	93	3	15
Contributions to SBIF	9,321	8,439	7,686
Total	226,413	220,531	205,149

NOTE 32

DEPRECIATION, AMORTIZATION, AND IMPAIRMENT

Depreciation, amortization and impairment charges for the years ended December 31, 2016, 2015 and 2014, are detailed below:

	For the years ended December 31,
	2016	2015	2014
	MCh$	MCh$	MCh$

Depreciation and amortization
Depreciation of property, plant, and equipment	(45,025)	(36,195)	(27,571)
Amortization of Intangible assets	(20,334)	(17,419)	(16,601)
Total depreciation and amortization	(65,359)	(53,614)	(44,172)
Impairment of property, plant, and equipment	(234)	(21)	(108)
Impairment of intangibles	-	-	(36,556)
Total	(65,593)	(53,635)	(80,836)

As of December 31, 2016, the equipment impairment totaled Ch$234 million to (Ch$21 million as of December 31, 2015 and Ch$108 million as of December 31, 2014), million, mainly due to damages to ATMs.

NOTE 33

OTHER OPERATING INCOME AND EXPENSES

a)	Other operating income is comprised of the following components:

	For the years ended December 31,
	2016	2015	2014
	MCh$	MCh$	MCh$

Income from assets received in lieu of payment
Income from sale of assets received in lieu of payment	1,663	2,455	2,811
Recovery of charge-offs and income from assets received in lieu of payment	-	-	-
Subtotal	1,663	2,455	2,811
Income from sale of investments in other companies
Gain on sale of investments in other companies	-	617	-
Subtotal	-	617	-
Other income
Leases	519	708	805
Income from sale of property, plant and equipment	2,017	381	687
Recovery of provisions for contingencies	-	-	315
Compensation from insurance companies due to damages	1,530	435	661
Other	698	1,843	1,266
Subtotal	4,764	3,367	3,734

Total	6,427	6,439	6,545

NOTE 33

OTHER OPERATING INCOME AND EXPENSES, continued

b)	Other operating expenses are detailed as follows:

	For the years ended December 31,
	2016	2015	2014
	MCh$	MCh$	MCh$
Allowances and expenses for assets received in lieu of payment
Provision on assets received in lieu of payment	9,246	7,803	1,577
Expenses for maintenance of assets received in lieu of payment	2,170	2,397	2,489
Subtotal	11,416	10,200	4,066

Credit card expenses	3,636	4,624	2,638

Customer services	3,734	3,919	9,940

Other expenses
Operating charge-offs	6,146	5,359	6,153
Life insurance and general product insurance policies	18,393	11,225	8,919
Additional tax on expenses paid overseas	142	2,651	3,055
Provisions for contingencies	4,238	15,230	13,080
Expense for adopting chip technology on cards	-	-	2,400
Other	21,197	5,521	8,695
Subtotal	50,116	39,986	42,302

Total	68,902	58,729	58,946

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

NOTE 34

TRANSACTIONS WITH RELATED PARTIES, continued

a)	Loans to related parties:

Below are loans and accounts receivable as well as contingent loans that correspond to related entities:

	As of December 31,
	2016				2015				2014
	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Loans and accounts receivable:
Commercial loans	81,687	533	4,595	7,100	77,388	565	5,841	1,963	51,647	9,614	4,348	8,743
Mortgage loans	-	-	18,046	-	-	-	20,559	-	-	-	19,941	-
Consumer loans	-	-	3,783	-	-	-	2,274	-	-	-	2,798	-
Loans and accounts receivable:	81,687	533	26,424	7,100	77,388	565	28,674	1,963	51,647	9,614	27,087	8,743

Allowance for loan losses	(209)	(35)	(87)	(34)	(213)	(190)	(62)	(20)	(139)	(10)	(46)	(18)
Net loans	81,478	498	26,337	7,066	77,175	375	28,612	1,943	51,508	9,604	27,041	8,725

Guarantees	434,141	-	23,636	5,486	499,803	-	25,493	1,632	409,339	-	23,896	1,289

Contingent loans:
Personal guarantees	-	-	-	-	-	-	-	-	-	-	-
Letters of credit	27,268	-	-	-	29,275	-	-	-	16,000	-	-	11
Guarantees	437,101	-	-	-	510,309	-	-	2	432,802	-	-	762
Contingent loans:	464,369	-	-	-	539,584	-	-	2	448,802	-	-	773

Allowance for contingent loans	(5)	-	-	-	(11)	-	-	-	(12)	-	-	-

Net contingent loans	464,364	-	-	-	539,573	-	-	2	448,790	-	-	773

NOTE 34

TRANSACTIONS WITH RELATED PARTIES, continued

Loan activity to related parties during 2016, 2015 and 2014 is shown below:

	As of December 31,
	2016				2015				2014
	Companies of the Group	Associated companies	Key Personnel	Other	Companies of the Group	Associated companies	Key Personnel	Other	Companies of the Group	Associated companies	Key Personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Opening balances as of January 1,	616,968	565	28,675	1,966	500,449	9,614	27,087	9,516	250,293	618	21,644	61,130
Loans granted	122,729	203	8,580	6,808	276,383	7	8,991	4,113	338,784	9,108	11,651	17,585
Loans payments	(193,189)	(236)	(10,832)	(1,674)	(159,864)	(9,056)	(7,403)	(11,663)	(88,628)	(112)	(6,208)	(69,199)

Total	546,508	532	26,423	7,100	616,968	565	28,675	1,966	500,449	9,614	27,087	9,516

NOTE 34

TRANSACTIONS WITH RELATED PARTIES, continued

b)	Assets and liabilities with related parties

	As of December 31,
	2016				2015				2014
	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Assets
Cash and deposits in banks	187,701	-	-	-	23,578	-	-	-	193,377	-	-	-
Trading investments	-	-	-	-	-	-	-	-	-	-	-	-
Obligations under repurchase agreements Loans	-	-	-	-	-	-	-	-	-	-	-	-
Financial derivative contracts	742,851	33,433	-	-	771,774	24,773	-	-	995,468	-	-	-
Available for sale investments	-	-	-	-	-	-	-	-	-	-	-	-
Other assets	4,711	67,454	-	-	3,218	19,101	-	-	2,776	-	-	-

Liabilities
Deposits and other demand liabilities	6,988	7,141	2,883	630	9,987	8,535	2,454	1,373	5,061	1,168	2,403	4,602
Obligations under repurchase agreements Loans	56,167	-	-	-	12,006	-	-	-	47,010	-	-	-
Time deposits and other time liabilities	1,545,771	621	2,365	1,984	1,360,572	234	2,728	898	269,381	2,320	81,079	81,079
Financial derivative contracts	954,575	54,691	-	-	1,323,996	23,326	-	-	1,395,507	-	-	-
Issued debt instruments	484,548	-	-	-	398,565	-	-	-	336,323	-	-	-
Other financial liabilities	8,970	-	-	-	2,409	-	-	-	846	-	-	-
Other liabilities	446	44,329	-	-	376	19,541	-	-	771	-	-	-

NOTE 34

TRANSACTIONS WITH RELATED PARTIES, continued

c)	Income (expense) recorded due to transactions with related parties

	For the years ended December 31,
	2016				2015				2014
	Companies of the Group	Associated Companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated Companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Income (expense) recorded
Interest income and inflation-indexation adjustments	(39,279)	40	1,164	115	(10,986)	-	1,664	116	(11,130)	25	1,963	(2,509)
Fee and commission income and expenses	38,167	45	204	20	35,955	77	208	39	30,591	84	230	167
Net income (expense) from financial operations and net foreign exchange gain (loss) (*)	(343,963)	(48,373)	(88)	2	(321,985)	(16,845)	15	6	(315,918)	-	20	(10,051)
Other operating income and expenses	931	(2,239)	-	-	955	(1,027)	-	-	1,158	-	-	-
Key personnel compensation and expenses	-	-	(37,328)	-	-	-	(39,323)	-	-	-	(31,361)	-
Administrative and other expenses	(35,554)	(43,115)	-	-	(30,591)	(41,691)	-	-	(30,342)	(33,961)	-	-

Total	(379,698)	(93,642)	(36,048)	137	(326,652)	(59,486)	(37,436)	161	(325,641)	(33,852)	(29,148)	(12,393)

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

NOTE 34

TRANSACTIONS WITH RELATED PARTIES, continued

d)	Payments to Board members and key management personnel

The compensation received by key management personnel, including Board members and all the executives holding manager positions shown in the “Personnel salaries and expenses” and/or “Administrative expenses” items of the Consolidated Statement of Income, corresponds to the following categories:

	For the years ended December 31,
	2016	2015	2014
	MCh$	MCh$	MCh$

Personnel compensation	17,493	18,605	17,410
Board members’ salaries and expenses	1,269	1,374	1,235
Bonuses or gratifications	14,404	12,861	12,358
Compensation in stock	331	66	310
Training expenses	161	122	78
Seniority compensation	2,619	4,154	234
Health funds	285	314	288
Other personnel expenses	916	1,396	504
Pension plans (*)	(150)	431	1,395
Total	37,328	39,323	33,812

(*)Some of the executives that qualified for this benefit left the Group for different reasons, without complying with the requirements to use the benefit, therefore the obligation amount decreased, which generated the reversal of provisions.

e)	Composition of key personnel

As of December 31, 2016, 2015 and 2014, the composition of the Bank’s key personnel is as follows:

Position	No. of executives
	As of December 31,
	2016	2015	2014

Director	13	12	13
Division manager	17	16	18
Department manager	76	79	90
Manager	61	53	54

Total key personnel	167	160	175

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

Plan Assets owned by the Bank at the end of 2016 totaled Ch$6,612 million (Ch$6,945 million in 2015).

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

Actuarial hypothesis assumptions:

Actuarial assumptions with respect to demographic and financial variables are non-biased and mutually compatible with each other. The most significant actuarial hypotheses considered in the calculations were:

	Plans post-employment	Plans post-employment
	2016	2015

Mortality chart	RV-2014/CB-2014	RV-2009
Termination of contract rates	5.0%	5.0%
Impairment chart	PDT 1985	PDT 1985

NOTE 35

PENSION PLANS, continued

Activity for post-employment benefits is as follows:

	As of December 31,
	2016	2015
	MCh$	MCh$
Plan assets	6,612	6,945
Commitments for defined-benefit plans
For active personnel	(4,975)	(5,070)
Incurred by inactive personnel	-	-
Minus:
Unrealized actuarial (gain) losses	-	-
Balances at year end	1,637	1,875

Year’s cash flow for post-employment benefits is as follows:

	For the years ended December 31,
	2016	2015	2014
	MCh$	MCh$	MCh$

a) Fair value of plan assets
Opening balance	6,945	6,495	5,171
Expected yield of insurance contracts	335	432	446
Employer contributions	886	18	878
Actuarial (gain) losses	-	-	-
Premiums paid	-	-	-
Benefits paid	(1,554)	-	-
Fair value of plan assets at year end	6,612	6,945	6,495
b) Present value of obligations
Present value of obligations opening balance	(5,070)	(4,639)	(3,244)
Net incorporation of Group companies	-	-	-
Service cost	150	(431)	(1,395)
Interest cost	-	-	-
Curtailment/settlement effect	-	-	-
Benefits paid	-	-	-
Past service cost	-	-	-
Actuarial (gain) losses	-	-	-
Other	(55)	-	-
Present value of obligations at year end	(4,975)	(5,070)	(4,639)
Net balance at year end	1,637	1,875	1,856

NOTE 35

PENSION PLANS, continued

Plan expected profit:

	As of December 31,
	2016	2015	2014

Type of expected yield from the plan’s assets	UF + 2.50% annual	UF + 2.50% annual	UF + 2.50% annual
Type of yield expected from the reimbursement rights	UF + 2.50% annual	UF + 2.50% annual	UF + 2.50% annual

Plan associated expenses:

	For the years ended December 31,
	2016	2015	2014
	MCh$	MCh$	MCh$

Current period service expenses	(150)	431	1,395
Interest cost	-	-	-
Expected yield from plan’s assets	(335)	(432)	(446)
Expected yield of insurance contracts linked to the Plan:
Extraordinary allocations	-	-	-
Actuarial (gain)/ losses recorded in the period	-	-	-
Past service cost	-	-	-
Other	-	-	-
Total	(485)	(1)	949

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

Determination of fair value of financial instruments

Below is a comparison between the value at which the Bank’s financial assets and liabilities are recorded and their fair value as of December 31, 2016 and 2015:

	As of December 31,
	2016		2015
	Book value	Fair value	Book value	Fair value
	MCh$	MCh$	MCh$	MCh$

Assets
Trading investments	396,987	396,987	324,271	324,271
Financial derivative contracts	2,500,782	2,500,782	3,205,926	3,205,926
Loans and accounts receivable from customers and interbank loans, net	26,415,826	29,976,931	24,538,456	26,676,836
Available for sale investments	3,388,906	3,388,906	2,044,411	2,044,411
Guarantee deposits (margin accounts)	396,289	396,289	649,325	649,325

Liabilities
Deposits and interbank borrowings	22,607,392	22,833,009	20,846,462	21,167,077
Financial derivative contracts	2,292,161	2,292,161	2,862,606	2,862,606
Issued debt instruments and other financial liabilities	7,566,388	8,180,322	6,177,622	6,556,120
Guarantees received (margin accounts)	480,926	480,926	819,331	819,331

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

The best evidence of a financial instrument’s fair value at the initial time is the transaction price.

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

Financial instruments at fair value and determined by quotations published in active markets (Level 1) include:

-	Chilean Government and Department of Treasury bonds

-	U.S. Treasury Bonds

Instruments which cannot be 100% observable in the market are valued according to other inputs observable in the market (Level 2).

The following financial instruments are classified under Level 2:

Type of financial instrument	Model used in valuation	Description
• Mortgage and private bonds	Present Value of Cash Flows Model

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

NOTE 36

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

The following financial instruments are classified under Level 3:

Type of financial instrument	Model used in valuation	Description of no observable inputs
• Caps/ Floors/ Swaptions	Black Normal Model for Cap/Floors and Swaptions	There is no observable input of implicit volatility.
• UF options	Black – Scholes	There is no observable input of implicit volatility.
• Cross currency swap with window	Hull-White	Hybrid HW model for rates and Brownian motion for FX There is no observable input of implicit volatility.
• CCS (special contracts)	Implicit Forward Rate Agreement (FRA)	Start Fwd unsupported by MUREX (platform) due to the UF forward estimate.
• Cross currency swap, Interest rate swap, Call money swap in Tasa Activa Bancaria (Active Bank Rate) TAB,	Present Value of Cash Flows Model	Validation obtained by using the interest curve and interpolating flow maturities, but TAB is not a directly observable variable and is not correlated to any market input.
• Bonds (in our case, low liquidity bonds)	Present Value of Cash Flows Model	Valued by using similar instrument prices plus a charge-off rate by liquidity.

The Bank does not believe that any change in unobservable inputs with respect to level 3 instruments would result in a significantly different fair value measurement.

The following table presents the assets and liabilities that are measured at fair value on a recurrent basis, as of December 31, 2016 and 2015:

	Fair value measurement
As of December 31,	2016	Level 1	Level 2	Level 3
	MCh$	MCh$	MCh$	MCh$

Assets
Trading investments	396,987	396,011	976	-
Available for sale investments	3,388,906	2,471,439	916,808	659
Derivatives	2,500,782	-	2,461,407	39,375
Guarantee deposits (margin accounts)	396,289	396,289	-	-
Total	6,682,964	3,263,739	3,379,191	40,034

Liabilities
Derivatives	2,292,161	-	2,292,118	43
Guarantees received (margin accounts)	480,926	480,926	-	-
Total	2,773,087	480,926	2,292,118	43

	Fair value measurement
As of December 31,	2015	Level 1	Level 2	Level 3
	MCh$	MCh$	MCh$	MCh$

Assets
Trading investments	324,271	283,236	41,035	-
Available for sale investments	2,044,411	1,287,589	756,056	766
Derivatives	3,205,926	-	3,166,779	39,147
Guarantee deposits (margin accounts)	649,325	649,325	-	-
Total	6,223,933	2,220,150	3,963,870	39,913

Liabilities
Derivatives	2,862,606	-	2,862,606	-
Guarantees received (margin accounts)	819,331	819,331	-	-
Total	3,681,937	819,331	2,862,606	-

NOTE 36

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

The following table presents assets or liabilities which are not measured at fair value in the statement of financial position but for which the fair value is disclosed, as of December 31, 2016 and 2015:

	Fair value measurement
As of December 31,	2016	Level 1	Level 2	Level 3
	MCh$	MCh$	MCh$	MCh$
Assets
Loans and accounts receivable from customers and interbank loans, net	29,976,931	-	-	29,976,931
Total	29,976,931	-	-	29,976,931
Liabilities
Deposits and interbank borrowings	22,833,009	-	22,833,009	-
Issued debt instruments and other financial liabilities	8,180,322	-	8,180,322	-
Total	31,013,331	-	31,013,331	-

	Fair value measurement
As of December 31,	2015	Level 1	Level 2	Level 3
	MCh$	MCh$	MCh$	MCh$

Assets
Loans and accounts receivable from customers and interbank loans, net	26,676,836	-	-	26,676,836
Total	26,676,836	-	-	26,676,836
Liabilities
Deposits and interbank borrowings	21,167,077	-	21,167,077	-
Issued debt instruments and other financial liabilities	6,556,120	-	6,556,120	-
Total	27,723,197	-	27,723,197	-

The fair values of others assets and other liabilities approximate their carrying values.

The methods and assumptions to estimate the fair value are defined below:

- Loans and amounts due from credit institutions and from customers – Fair value are estimated for groups of loans with similar characteristics. The fair value was measured by discounting estimated cash flow using the interest rate of new contracts. That is, the future cash flow of the current loan portfolio is estimated using the contractual rates, and then the new loans spread over the risk free interest rate are incorporated to the risk free yield curve in order to calculate the loan portfolio fair value. In terms of behavior assumptions, it is important to underline that a prepayment rate is applied to the loan portfolio, thus a more realistic future cash flow is achieved.

- Deposits and interbank borrowings – The fair value of deposits was calculated by discounting the difference between the cash flows on a contractual basis and current market rates for instruments with similar maturities. For variable-rate deposits, the carrying amount was considered to approximate fair value.

- Issued debt instruments and other financial liabilities – The fair value of long-term loans were estimated by cash flow discounted at the interest rate offered on the market with similar terms and maturities.

The valuation techniques used to estimate each level are defined in note 1.h.i)

There were no transfer between levels 1 and 2 for the year ended December 31, 2016 and 2015.

NOTE 36

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

The table below shows the effect, at December 31, 2016, on the fair value of the main financial instruments classified as Level 3 of a reasonable change in the assumptions used in the valuation. This effect was determined by a sensitivity analysis under a 1bp scenario, detailed in the following table:

Instrument Level 3	Valuation technique	Main unobservable inputs	Impacts (in MCh$) Sens. -1bp Unfavourable scenario	Impacts (in MCh$) Sens. +1bp Favourable scenario
Derivatives	Present Value method	Curves on TAB indices (1)	(12.30)	12.30
Available for sale investments	Internal rate of return method	BR UF (2)	-	-

(1)	TAB: “Tasa Activa Bancaria” (Active Bank Rate). Average interest rates on 30, 90, 180 and 360 day deposits published by the Chilean Association of Banks and Financial Institutions (ABIF) in nominal currency (Chilean peso) and in real terms, adjusted for inflation (in Chilean unit of account (Unidad de Fomento - UF)).

(2)	BR: “Bonos de Reconocimiento” (Recognition Bonds). The Recognition Bond is an instrument of money provided by the State of Chile to workers who joined the new pension system, which began operating since 1981.

The following table presents the Bank’s activity for assets and liabilities measured at fair value on a recurrent basis using unobserved significant entries (Level 3) as of December 31, 2016 and 2015:

	Assets	Liabilities
	MCh$	MCh$

As of January 1, 2016	39,913	-

Total realized and unrealized profits (losses)
Included in statement of income	39,376	43
Included in other comprehensive income	(108)	-
Purchases, issuances, and loans (net)	-	-

As of December 31, 2016	79,181	43

Total profits or losses included in comprehensive income for 2016 that are attributable to change in unrealized profit (losses) related to assets or liabilities as of December 31, 2015	39,268	43

	Assets	Liabilities
	MCh$	MCh$

As of January 1, 2015	43,665	-

Total realized and unrealized profits (losses)
Included in statement of income	(3,634)	-
Included in other comprehensive income	(118)	-
Purchases, issuances, and loans (net)	-	-

As of December 31, 2015	39,913	-

Total profits or losses included in comprehensive income for 2015 that are attributable to change in unrealized profit (losses) related to assets or liabilities as of December 31, 2014	(3,752)	-

The realized and unrealized profits (losses) included in comprehensive income for 2016 and 2015, in the assets and liabilities measured at fair value on a recurrent basis through unobservable market data (Level 3) are recorded in the Statement of Comprehensive Income.

The potential effect as of December 31, 2016 and 2015 on the valuation of assets and liabilities valued at fair value on a recurrent basis through unobservable significant entries (level 3), generated by changes in the principal assumptions if other reasonably possible assumptions that are less or more favorable were used, is not considered by the Bank to be significant.

NOTE 36

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

The following tables show the financial instruments subject to compensation in accordance with IAS 32, for 2016 and 2015:

As of December 2016

	Linked financial instruments, compensated in balance
Financial instruments	Gross amounts	Compensated in balance	Net amount presented in balance	Remains of unrelated and / or unencumbered financial instruments	Amount in Statements of Financial Position
Assets	Ch$ Million	Ch$ Million	Ch$ Million	Ch$ Million
Financial derivative contracts	2,237,731	-	2,237,731	263,051	2,500,782
Investments under resale agreements	6,736	-	6,736	-	6,736
Loans and accounts receivable from customers, and Interbank loans, net	-	-	-	26,415,826	26,415,826
Total	2,244,467	-	2,244,467	26,678,877	28,923,344
Liabilities
Financial derivative contracts	2,100,955	-	2,100,955	191,206	2,292,161
Investments under resale agreements	212,437	-	212,437	-	212,437
Deposits and interbank borrowings	-	-	-	22,607,392	22,607,392
Total	2,313,392	-	2,313,392	22,798,598	25,111,990

As of December 2016
	Linked financial instruments, compensated in balance
Financial instruments	Gross amounts	Compensated in balance	Net amount presented in balance	Remains of unrelated and / or unencumbered financial instruments	Amount in Statements of Financial Position
Assets	Ch$ Million	Ch$ Million	Ch$ Million	Ch$ Million
Financial derivative contracts	3,011,322	-	3,011,322	194,604	3,205,926
Obligations under repurchase agreements	2,463	-	2,463	-	2,463
Loans and accounts receivable from customers, and Interbank loans, net	-	-	-	24,538,456	24,538,456
Total	3,013,785	-	3,013,785	24,733,060	27,746,845
Liabilities
Financial derivative contracts	2,718,401	-	2,718,401	144,205	2,862,606
Investments under resale agreements	143,689	-	143,689	-	143,689
Deposits and interbank borrowings	-	-	-	20,846,462	20,846,462
Total	2,862,090	-	2,862,090	20,990,667	23,852,757

NOTE 36

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

The Bank, in order to reduce its credit exposure in its financial derivative operations, has entered into collateral contracts with its counterparties, in which it establishes the terms and conditions under which they operate. In terms collateral (received/delivered) operates when the net of the fair value of the financial instruments held exceed the thresholds defined in the respective contracts.

	As of December 31, 2016		As of December 31, 2015
Financial derivative contracts	Assets	Liabilities	Assets	Liabilities
	MM$	MM$	MM$	MM$

Financial derivative contracts with collateral agreement threshold equal to zero	2,134,917	1,986,345	2,613,217	2,410,696
Financial derivative contracts with non-zero threshold collateral agreement	233,945	238,450	388,677	311,056
Financial derivative contracts without collateral agreement	131,920	67,366	204,032	140,854
Total	2,500,782	2,292,161	3,205,926	2,862,606

NOTE 37

RISK MANAGEMENT

Introduction and general description

The Bank, due to its activities with financial instruments is exposed to several types of risks. The main risks related to financial instruments that apply to the Bank are as follows:

-	Market risk: rises from holding financial instruments whose value may be affected by fluctuations in market conditions, generally including the following types of risk:

a.	Foreign exchange risk: this arises as a consequence of exchange rate fluctuations among currencies.

b.	Interest rate risk: this arises as a consequence of fluctuations in market interest rates.

c.	Price risk: this arises as a consequence of changes in market prices, either due to factors specific to the instrument itself or due to factors that affect all the instruments negotiated in the market.

d.	Inflation risk: this arises as a consequence of changes in Chile’s inflation rate, whose effect would be mainly applicable to financial instruments denominated in UFs.

-	Credit risk: this is the risk that one of the parties to a financial instrument fails to meet its contractual obligations for reasons of insolvency or inability of the individuals or legal entities in question to continue as a going concern, causing a financial loss to the other party.

-	Liquidity risk: is the possibility that an entity may be unable to meet its payment commitments, or that in order to meet them, it may have to raise funds with onerous terms or risk damage to its image and reputation.

-	Capital risk: this is the risk that the Bank may have an insufficient amount and/or quality of capital to meet the minimum regulatory requirement to operate as a bank, respond to market expectations regarding its creditworthiness, and support its business growth and any strategic possibilities that might arise, in accordance with its strategic plan.

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

This Committee includes the Vice Chairman of the Board and five Board members. This committee also includes the CEO, the Director of Risk and other senior level executives from the commercial side of our business.

NOTE 37

RISK MANAGEMENT, continued

B.	Audit Committee

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

The main functions of the ALCO are:

•	Making the most important decisions regarding our exposure to inflation, interest rate risk, funding, capital and liquidity levels. The main limits set and monitored by the ALCO (and measured by the Market Risk Department) are:

•	Review of the Bank’s inflation gap.

•	Review of the evolution of the most relevant local and international markets and monetary policies.

D.	Market Committee

The Market Committee includes the Vice-Chairman of the Board, three additional members of the Board, the Chief Executive Officer, the Manager of Global Banking and Markets, the Manager of the Treasury Division, the Manager of the Financial Management Division, the Manager of Market Risk, the Financial Controller and other senior members of management.

The Market Committee is responsible for:

•	Establishing a strategy for the Bank’s trading investment portfolio.

•	Establishing the Bank’s policies, procedures and limits with respect to its trading portfolio. The Bank’s Market Risk Department measures all risks and limits and reports these to the Market Committee.

•	Reviewing the net foreign exchange exposure and limit

•	Reviewing the evolution of the most relevant local and international markets and monetary policies.

E.	Risk Department

All issues regarding risk in the Bank are the responsibility of the Bank’s Risk Department. The Risk Department reports to the CEO but has full independence, and no risk decisions can be made without its approval.

NOTE 37

RISK MANAGEMENT, continued

Credit risk

Credit risk is the risk that one of the parties to a financial instrument fails to meet its contractual obligations for reasons of insolvency or inability of the individuals or legal entities in question to continue as a going concern, causing a financial loss to the other party. The Bank consolidates all elements and components of credit risk exposure to manage credit risk (e.g. individual delinquency risk, inherent risk of a business line or segment, and/or geographical risk).

Credit Risk Governance

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

Santander-Chile’s governance rules have established the existence of the Integral Risk Committee. This committee is responsible for revising and following all risks that may affect us, including reputational risk, allowing for an integral risk management. This committee serves as the governing body through which the Board supervises all risk functions. It also evaluates the reasonability of the systems for measurement and control of risks. This Committee includes the Vice Chairman of the Board and five Board members.

The Board has delegated the duty of credit risk management to the Integral Risk Committee, as well as to the Bank’s risk departments, whose roles are summarized below:

•	Formulation of credit policies, by consulting with the business units, meeting requirements of guarantees, credit evaluation, risk rating and submission of reports, documentation and legal procedures in compliance with the regulatory, legal and internal requirements of the Bank.

•	Establish the structure to approve and renew credit requests. The Bank structures credit risks by assigning limits to the concentration of that risk in terms of individual debtors, debtor groups, industry segment and country. Approval levels are assigned to the correspondent officials of the business unit (commercial, consumer, SMEs) to be exercised by that level of management. In addition, those limits are revised constantly. Teams in charge of risk evaluation at the branch level interact on a regular basis with customers; however, for larger credit requests, the risk team from the head office and the Executive Risk Committee works directly with customers to assess credit risks and prepare risk requests.

•	Limit concentrations of exposure to customers or counterparties in geographic areas or industries (for accounts receivable or loans), and by issuer, credit rating, and liquidity.

•	Develop and maintain the Bank’s credit risk classifications for the purpose of classifying risks according to the degree of exposure to financial loss that is exhibited by the respective financial instruments, with the aim of focusing risk management specifically on the associated risks.

•	Revise and evaluate credit risk. Management’s risk divisions are largely independent of the Bank’s commercial division and evaluate all credit risks in excess of the specified limits prior to loan approvals for customers or prior to the acquisition of specific investments. Credit renewal and reviews are subject to similar processes.

The following diagram illustrates the governance of our credit risk division including the committees with approval power:

NOTE 37

RISK MANAGEMENT, continued

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

Loans analyzed on an individual basis

For loans that are greater than Ch$150 million (US$225,000), the Bank uses internal models to assign a risk category level to each borrower and its respective loans. We consider the following risk factors: industry or sector of the borrower, the borrower’s competitive position in its markets, owners or managers of the borrower, the borrower’s financial situation, the borrower’s payment capacity and the borrower’s payment behavior to calculate the estimated incurred loan loss. Through these categories, we differentiate the normal loan portfolio from the impaired one.

These are our categories:

1.	Debtors may be classified in risk categories A1, A2, A3 or B (A is applicable if they are current on their payment obligations and show no sign of deterioration in their credit quality and B is different from the A categories by a certain history of late payments). The A categories are distinguished by different PNPs (as defined below).

NOTE 37

RISK MANAGEMENT, continued

2.	Debtors classified as C1, C2, C3, C4, D1 or D2 include debtors whose loans with us have been charged off or administered by our Recovery Unit, or classified as Precontenciosos (PRECO or deteriorated).

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

In accordance with such policy, every year we update appraisals of fair value of collateral before the end of the 24 month period for certain customers and such updated appraisals are considered in the calculation of the allowance for loan losses. The number of updated appraisals performed in 2013 was 113, in 2014 was 98, in 2015 was 43 and 2016 it was 142, and such updated appraisals were performed mainly because of changes in customer conditions (renegotiation deterioration of financial situation increase in credit line).

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

NOTE 37

RISK MANAGEMENT, continued

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

The following diagrams set forth the allowances required by our current models for consumer loans:

NOTE 37

RISK MANAGEMENT, continued

Santander:

Bank	Loan type	Allowance Level(1) (Loss rate)

Consumer	Performing	New clients	Existing clients
		0.33% -19.40%	0.08%-15.55%

	Renegotiated consumer loans which were less than 90 days past due at the time of renegotiation (2)	6.49%-32.09%

	Renegotiated consumer loans which were more than 90 days past due at the time of renegotiation (2)	44.05%-100%

	Non-performing	Days Past Due	New Clients	Existing Clients	Previously Renegotiated
		90-120	35.93%	35.93%	44.05%
		120-150	44.11%	44.11%	50.38%
		150-180	52.77%	52.77%	57.48%
		>180	Charged-off

_______________

1.	Percentage of loans outstanding

2.	This category relates only to loans which were renegotiated and were less than 90 days past due at the time of renegotiation, migrating from such category as they reached 90 days past due since renegotiation.

There are two renegotiated categories in our consumer loan portfolio:

1.	Renegotiated Consumer which were less than 90 days past due at the time of renegotiation. The allowance for loan loss percentages (or loss rates) are assigned based on eight different risk profiles which are determined based on demographic and payment behavior variables.

2.	Renegotiated Consumer which were more than 90 days past due at the time of renegotiation. The loss rates are assigned based on four different risk profiles which are determined based on the number of days overdue at the time of renegotiation:

Profile	1: 180 or more days past due

Profile	2: between 150 and 180 days past due

Profile	3: between 120 and 150 days past due

Profile	4: between 90 and 120 days past due

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

NOTE 37

RISK MANAGEMENT, continued

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

In order to calculate the estimated incurred loan loss for all commercial loans collectively evaluated for impairment, the Bank sub-divided the portfolio in the following way:

Loan type		Allowance Level(1) (Loss rate)
Commercial loans analyzed on a group basis	Performing	Commercial loan to individuals w/o mortgage collateral	Commercial loan to individuals with mortgage collateral	Small Enterprise	Mid-sized Enterprise
		3.72% -46.76%	0.02%-7.89%	0.20%-21.82%	0.11%-16.92

	Renegotiated commercial loans which were less than 90 days past due at the time of renegotiation (2)	5.22%-19.54%

	Renegotiated commercial loans which were more than 90 days past due at the time of renegotiation (2)	Days Past Due when renegotiated	Commercial loan to individuals w/o mortgage collateral	Commercial loan to individuals with mortgage collateral	Small Enterprise	Mid-sized Enterprise
		90-179	50.76%	16.29%	30.07%	24.32%
		180-359	51.89%	23.90%	44.00%	37.64%
		360-719	56.04%	31.46%	50.27%	47.09%
		>720	57.54%	36.69%	53.86%	52.63%

	Non-performing consumer	Days Past Due	Commercial loan to individuals w/o mortgage collateral	Commercial loan to individuals with mortgage collateral	Small Enterprise	Mid-sized Enterprise	Previously renegotiated
		90-179	50.76%	16.29%	30.07%	24.32%	24.32%
		180-359	51.89%	23.90%	44.00%	37.64%	37.64%
		360-719	56.04%	31.46%	50.27%	47.09%	47.09%
		>720	57.54%	36.69%	53.86%	52.63%	52.63%

_______________

(1)	Percentage of loans outstanding

(2)	This category relates only to loans which were renegotiated and were less than 90 days past due at the time of renegotiation, migrating from such category as they reached 90 days past due since renegotiation.

NOTE 37

RISK MANAGEMENT, continued

Allowances for residential mortgage loans

The provision methodology for residential mortgage loans takes into consideration different factors in order to group customers with less the 90 days past due into seven different risk profiles. Factors considered, in the first place, are whether the customer is a new customer or with prior history with the Bank. For each of these main categories additional factors are considered in order to develop risk profiles within each risk category, including payment behavior, non-performance less than 90 days, collateral levels, renegotiation history with the Bank, and historical amounts of net charge-offs, among others. The explanation for the initial segregation into three categories, existing, new customer, is as follows: an existing customer is a customer for which there is a broader level of information and history of payment behavior with the Bank, while for a new customer the Bank has no history of payment behavior and only information from the banking system and credit bureaus is available. The risk categories are such that when a customer’s payment behavior deteriorates, the outcome is that the customer will move to a different risk category with a higher loss rate, therefore capturing the current status of the customer.

Previous to 2016, mortgage loans with more than 90 days past due balances are assigned a loss rate of 11.01%. In 2016, mortgage loans more than 90 days past due balances are assigned a loss rate depending on the loan to value. We determined that 90 days is appropriate, since our historical analysis of customer’s behavior has shown that after 90 days, customers are likely to default on their obligations, and that, over succeeding periods, the loss incurred does not increase given the high fair value of collateral percentage to loan amount required under our credit policies for this type of loan. Also, we note that the Chilean economy’s stability over the last few years has not resulted in other than insignificant fluctuations in collateral fair values on residential mortgage loan properties.

The following table sets forth the required loan loss allowance for residential mortgage loans:

Bank	Loan type	Allowance Level(1) (Loss rate)

Residential mortgage	Performing	Bank (excl. Select)		Santander Select
		0.00%-8.30%		0.00%-4.90%

	Renegotiated mortgage loans which were less than 90 days past due at the time of renegotiation (2)	0.32%-12.06%

	Renegotiated mortgage loans which were more than 90 days past due at the time of renegotiation (2)	5.72%-20.81%

	Non-performing mortgage	Loan to Value
		0-60	5.72%
		60-80	8.31%
		80-90	11.60%
		>90	20.81%

1.	Percentage of loans outstanding

2.	This category relates only to loans which were renegotiated and were less than 90 days past due at the time of renegotiation, migrating from such category as they reached 90 days past due since renegotiation.

NOTE 37

RISK MANAGEMENT, continued

The following table shows quality assets and its related provision, based on our internal scoring policy as of December 31, 2016 and 2015:

	As of December 31,
Category	2016				2015
Commercial Portfolio	Individual	Percentage	Allowance	Percentage	Individual	Percentage	Allowance	Percentage
	MCh$	%	MCh$	%	MCh$	%	MCh$	%

A1	1,599,311	5.88%	923	0.12%	2,073,792	8.20%	1,210	0.17%
A2	6,437,930	23.67%	23,757	3.00%	5,898,065	23.32%	17,353	2.28%
A3	2,030,867	7.46%	29,668	3.75%	1,599,234	6.32%	25,145	3.30%
B	538,909	1.98%	40,545	5.13%	504,937	1.99%	37,157	4.87%
C1	121,893	0.45%	2,176	0.28%	81,767	0.32%	1,635	0.21%
C2	51,034	0.19%	4,555	0.58%	48,569	0.19%	4,857	0.64%
C3	49,901	0.18%	11,136	1.41%	37,663	0.15%	9,416	1.24%
C4	64,118	0.24%	22,894	2.90%	69,952	0.28%	27,981	3.67%
D1	73,462	0.27%	42,625	5.39%	76,157	0.30%	49,503	6.49%
D2	89,857	0.33%	72,192	9.13%	92,682	0.36%	83,414	10.94%
Subtotal	11,057,282	40.65%	250,471	31.69%	10,482,818	41.43%	257,671	33.81%

	Group	Percentage	Allowance	Percentage	Group	Percentage	Allowance	Percentage
	MCh$	%	MCh$	%	MCh$	%	MCh$	%
Commercial
Normal portfolio	2,741,858	10.08%	58,453	7.39%	2,483,258	9.81%	50,559	6.63%
Impaired portfolio	341,132	1.25%	124,653	15.76%	371,160	1.47%	124,137	16.28%
Subtotal	3,082,990	11.33%	183,106	23.15%	2,854,418	11.28%	174,696	22.91%
Mortgage
Normal portfolio	8,221,666	30.22%	23,699	3.00%	7,416,703	29.31%	19,133	2.51%
Impaired portfolio	397,688	1.46%	33,310	4.21%	396,147	1.57%	43,294	5.68%
Subtotal	8,619,354	31.68%	57,009	7.21%	7,812,850	30.88%	62,427	8.19%
Consumer
Normal portfolio	4,158,221	15.28%	147,979	18.72%	3,819,361	15.10%	118,006	15.48%
Impaired portfolio	288,584	1.06%	152,040	19.23%	331,310	1.31%	149,501	19.61%
Subtotal	4,446,805	16.34%	300,019	37.95%	4,150,671	16.41%	267,507	35.09%
Total	27,206,431	100.00%	790,605	100.00%	25,300,757	100.00%	762,301	100.00%

See Note 29 for more detail of the Bank’s impaired loans and the associated allowances. Also, see Note 19 for a detail of the maturity of the Bank’s financial assets.

Credit quality

The Bank determines the credit quality of financial assets using internal credit ratings. The rating process is linked to the Bank’s approval and monitoring processes and is carried out in accordance with risk categories established by current standards. Credit quality is continuously updated based on any favorable or unfavorable developments to customers or their environments, considering aspects such as commercial and payment behavior as well as financial information.

See credit quality of loans above.

In relation to the credit quality of the investment portfolio, local regulations specify that banks are able to hold only local and foreign fixed–income securities except in certain cases. Additionally, Banco Santander Chile has internal policies to ensure that only securities approved by the Market Risk department, which are stated in the documents “APS” – Products and underlying Approval, are acquired. The Credit Risk Department sets the exposure limits to those approved APSs . The APS is updated on daily basis.

As of December 31, 2016, 75.74% of our total investment portfolio correspond to securities issued by the Chilean Central Bank and US treasury notes.

NOTE 37

RISK MANAGEMENT, continued

Maximum exposure to credit risk

Financial assets and off-balance sheet commitments

For financial assets recognised in the Consolidated Statement of Financial Position, maximum credit risk exposure equals their carrying value. Below is the distribution by financial asset and off-balance sheet commitments of the Bank’s maximum exposure to credit risk as of December 31, 2016 and 2015, without deduction of collateral, security interests or credit improvements received:

		As of December 31,
		2016	2015
		Amount of exposure	Amount of exposure
	Note	MCh$	MCh$

Deposits in banks	4	1,709,071	1,432,371
Cash items in process of collection	4	495,283	724,521
Trading investments	5	396,987	324,271
Investments under resale agreements	6	6,736	2,463
Financial derivative contracts	7	2,500,782	3,205,926
Loans and accounts receivable from customers and interbank loans, net	8 and 9	26,415,826	24,538,456
Available for sale investments	10	3,388,906	2,044,411

Off-balance commitments:
Letters of credit issued		158,800	178,461
Foreign letters of credit confirmed		57,686	70,417
Guarantees		1,752,610	1,673,580
Available credit lines		7,548,820	6,806,745
Personal guarantees		125,050	163,395
Other irrevocable credit commitments		260,266	82,161
Total		44,816,823	41,247,178

Foreign derivative contracts

As of December 31, 2016, the Bank’s foreign exposure -including counterparty risk in the derivative instruments’ portfolio- was USD 3,121 million or 5.86% of assets. In the table below, exposure to derivative instruments is calculated by using the equivalent credit risk; which equals the replacement carrying amount plus the maximum potential value, considering the cash collateral that minimizes exposure.

Below, there are additional details regarding our exposure to Colombia and Italy, since they are classified above 1 and where the below represents our majority of exposure to categories other than 1. Below we detail as of December 31, 2016, considering fair value of derivative instruments.

Country	Classification	Derivative Instruments (adjusted to market) USD MCh$	Deposits USD MCh$	Loans USD MCh$	Financial investments USD MCh$	Total Exposure USD MCh$
Colombia	2	0.82	0.00	0.19	0.00	1.01
Italy	2	0.00	8.77	0.00	0.00	8.77
China	2	0.00	0.00	348.99	0.00	348.99
México	2	0.00	0.09	0.32	0.00	0.41
Panamá	2	0.69	0.00	0.00	0.00	0.69
Perú	2	2.82	0.00	0.00	0.00	2.82
Uruguay	2	0.00	0.00	0.68	0.00	0.68
Other	3	1.32	0.00	0.00	0.00	1.32
Total		5.65	8.86	350.18	0.00	364.69

The total amount of this exposure to derivative instruments must be compensated daily with collateral and, therefore, the net credit exposure is USD 0.00.

NOTE 37

RISK MANAGEMENT, continued

Our exposure to Spain within the group is as follows:

Counterpart	Country	Classification	Derivative instruments (market adjusted) MUSD	Deposits MUSD	Loans MUSD	Financial Investments MUSD	Exposure Exposure MUSD
Banco Santander España (*)	Spain	1	0.00	280.92	-	-	280.92

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

The Bank has classification tools that allow it to group the credit quality of transactions or customers. Additionally, the Bank has historical databases that keep this internally generated information to study how this probability varies. Classification tools vary according to the analyzed customer (commercial, consumer, SMEs, etc.).

Below is the detail of security interests, collateral, or credit improvements provided to the Bank as of December 31, 2016 and 2015.

	As of December 31,
	2016	2015
	MCh$	MCh$
Non-impaired financial assets:
Properties/mortgages	17,560,550	16,849,296
Investments and others	2,326,396	2,287,128
Impaired financial assets:
Properties/ mortgages	186,297	265,052
Investments and others	2,064	4,268
Total	20,075,307	19,405,744

Credit risk mitigation techniques

The Bank applies various methods of reducing credit risk, depending on the type of customer and product. As we shall see, some of these methods are specific to a particular type of transaction (e.g. real estate guarantees) while others apply to groups of transactions (e.g. netting and collateral arrangements).

NOTE 37

RISK MANAGEMENT, continued

Collateral

Banco Santander controls the credit risk through the use of collateral in its operations. Each business unit is responsible for credit risk management and formalizes the use of collateral in its lending policies.

Banco Santander uses guarantees in order to increase their resilience in the subject to credit risk operations. The guarantees can be used fiduciary, real, legal structures with power mitigation and compensation agreements. The Bank periodically reviews its policy guarantees by technical parameters, normative and also its historical basis, to determine whether the guarantee is legally valid and enforceable.

Credit limits are continually monitored and changed in customer behavior function. Thus, the potential loss values represent a fraction of the amount available.

Collateral refers to the assets pledged by the customer or a third party to secure the performance of an obligation. Collateral may be:

•	Financial: cash, security deposits, gold, etc.

•	Non-financial: property (both residential and commercial), other movable property, etc.

One very important example of financial collateral is the collateral agreement. Collateral agreements comprise a set of highly liquid instruments with a certain economic value that are deposited or transferred by a counterparty in favor of another party in order to guarantee or reduce any counterparty credit risk that might arise from the portfolios of derivative transactions between the parties in which there is exposure to risk.

Collateral agreements vary in nature but, whichever the specific form of collateralisation may be, the ultimate aim, as with the netting technique, is to reduce counterparty risk.

Transactions subject to a collateral agreement are assessed periodically (normally on a daily basis). The agreed-upon parameters defined in the agreement are applied to the net balance arising from these assessments, from which the collateral amount (normally cash or securities) payable to or receivable from the counterparty is obtained.

For real estate collateral periodic re-appraisal processes are in place, based on the actual market values for the different types of real estate, which meet all the requirements established by the regulator.

Specifically, mortgage loans are secured by a real property mortgage, and threshold mitigate counterparty credit risk of derivative instruments. (See note 9 c) ii) and iii), for a detail of the impaired portfolio and non-performing loans with or without guarantee).

Net exposure to credit risk

The following chart shows the net exposure to the credit risk as of December 31, 2016.

As of December 31, 2016	Maximum exposure to credit risk MCh$	Loans covered by		Net exposure MCh$
		Mortgage guarantee MCh$	Other MCh$

Commercial loans	13,867,465	2,032,600	5,000,875	6,833,990
Mortgage loans	8,619,356	8,063,225	-	556,131
Consumer loans	4,446,803	-	-	4,446,803
Total	26,933,624	10,095,825	5,000,875	11,836,924

Personal guarantees and credit derivatives

Personal guarantees are guarantees that make a third party liable for another party’s obligations to the Bank. They include, for example, security deposits and standby letters of credit. Only guarantees provided by third parties that meet the minimum requirements established by the supervisor can be recognized for capital calculation purposes.

Credit derivatives are financial instruments whose main purpose is to hedge credit risk by buying protection from a third party, whereby the Bank transfers the risk of the issuer of the underlying instrument. Credit derivatives are OTC instruments, i.e. they are not traded in organized markets.

Credit derivative hedges, mainly credit default swaps, are entered into with leading financial institutions.

NOTE 37

RISK MANAGEMENT, continued

Assets Received in Lieu of Payment

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

At December 31, 2016, assets received or awarded in lieu of payment amounted to Ch$45,935 million (gross amount: Ch$53,493 million ; allowance: Ch$7,558 million).

At December 31, 2015, assets received or awarded in lieu of payment amounted to Ch$24,957 million (gross amount: Ch$30,830 million ; allowance: Ch$5,873 million).

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

NOTE 37

RISK MANAGEMENT, continued

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

	As of December 31,
	2016	2015
	MCh$	MCh$
Financial investments for trading	396,987	324,271
Available for sale investments	3,388,906	2,044,411
Encumbered assets (net) (1)	(205,703)	(77,647)
Net cash (2)	16,259	(315,415)
Net Interbank deposits (3)	1,335,017	1,683,208
Total liquidity portfolio	4,931,466	3,658,828

(1) Assets encumbered through repurchase agreements are deducted from the liquidity portfolio.

(2) Cash minus reserve requirements. As is presented in Note 4 the reserve requirements are established by the monthly average reserves that the Bank must maintain in accordance with regulation governing minimum reserves.

(3) Includes overnight deposits in Central Bank, domestic banks and foreign banks.

NOTE 37

RISK MANAGEMENT, continued

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

The following table displays the actual derived percentages as calculated per above:

	As of December 31,
	2016	2015
	%	%
30 days	(15.00)	38.00
30 days foreign currency	21.00)	-
90 days	(37.00	44.00

Below, is the breakdown by maturity, of the liability balances of the Bank as of December 31, 2016 and 2015:

	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Subtotal up to 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Subtotal after 1 year	Total
As of December 31, 2016	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$
Obligations under repurchase agreements	-	212,437	-	-	212,437	-	-	-	-	212,437
Checking accounts, time deposits and other time liabilities	7,949,315	6,105,767	4,193,906	2,537,299	20,786,287	118,101	13,913	61,196	193,210	20,979,497
Financial derivatives contracts	-	92,335	122,565	263,893	478,793	494,539	346,948	971,881	1,813,368	2,292,161
Interbank borrowings	4,557	373,423	115,769	1,154,063	1,647,812	233,542	35,014	-	268,556	1,916,368
Issue debt instruments	-	43,141	185,425	922,705	1,151,271	1,168,117	1,444,593	3,562,391	6,175,101	7,326,372
Other financial liabilities	153,049	1,461	1,161	2,817	158,488	58,641	7,766	15,121	81,528	240,016
Subtotal	8,106,921	6,828,564	4,618,826	4,880,777	24,435,088	2,072,940	1,848,234	4,610,589	8,531,763	32,966,851
Contractual interest payments	2,273	56,121	170,861	537,941	767,196	1,762,884	-	987,370	2,750,254	3,517,450
Total	8,109,194	6,884,685	4,789,687	5,418,718	25,202,284	3,835,824	1,848,234	5,597,959	11,282,017	36,484,301

NOTE 37

RISK MANAGEMENT, continued

As of December 31, 2016, the scheduled maturities of other commercial commitments, including accrued interest, were as follows:

Other Commercial Commitments	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 5 years	More than 5 years	Total
(in millions of Ch$)
Guarantees	79,457	175,437	739,170	592,017	151,435	1,737,516
Confirmed foreign letters of credit	12,247	8,125	8,505	28,809	-	57,686
Letters of credit issued	36,662	82,342	39,768	27	-	158,799
Pledges and other commercial commitments	9,916	11,591	39,811	63,731	-	125,049
Total other commercial commitments	138,282	277,495	827,254	684,584	151,435	2,079,050

	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Subtotal up to 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Subtotal after 1 year	Total
As of December 31, 2015	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$
Obligations under repurchase agreements	-	143,689	-	-	143,689	-		-	-	143,689
Checking accounts, time deposits and other time liabilities	7,932,619	5,707,940	3,210,947	2,853,761	19,705,267	231,272	7,661	56,845	295,778	20,001,045
Financial derivatives contracts	-	126,643	190,409	380,158	697,210	679,133	337,598	1,148,665	2,165,396	2,862,606
Interbank borrowings	27,323	7,946	148,509	684,819	868,597	388,626	50,351	-	438,977	1,307,574
Issue debt instruments	1,953	440,500	155,821	213,928	812,202	1,590,546	1,173,536	2,380,811	5,144,893	5,957,095
Other financial liabilities	129,358	3,142	558	3,114	136,172	23,737	44,290	16,328	84,355	220,527
Subtotal	8,091,253	6,429,860	3,706,244	4,135,780	22,363,137	2,913,314	1,613,436	3,602,649	8,129,399	30,492,536
Contractual interest payments	2,075	66,964	141,529	553,736	764,304	1,814,540	-	905,460	2,720,000	3,484,304
Total	8,093,328	6,496,824	3,847,773	4,689,516	23,127,441	4,727,854	1,613,436	4,508,109	10,849,399	33,976,840

As of December 31, 2015, the scheduled maturities of other commercial commitments, including accrued interest, were as follows:

Other Commercial Commitments	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 5 years	More than 5 years	Total
(in millions of Ch$)
Guarantees	89,430	142,285	714,747	709,844	28,541	1,684,847
Confirmed foreign letters of credit	16,522	12,504	6,535	34,872	-	70,433
Letters of credit issued	39,552	100,407	37,753	1,330	-	179,042
Pledges and other commercial commitments	11,935	11,179	58,629	82,212	-	163,955
Total other commercial commitments	157,439	266,375	817,664	828,258	28,541	2,098,277

NOTE 37

RISK MANAGEMENT, continued

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

At no time in 2016 and 2015 did the Bank exceed the VaR limits in connection with the three components which comprise the trading portfolio: fixed-income investments, variable-income investments and foreign currency investments.

The Bank carries out back-testings on a daily basis and, generally, discovers that trading losses exceed the estimated VaR approximately one out of hundred business days. Also, a maximum VaR limit was established that can be applied over the trading portfolio. Both in 2016 and 2015, the Bank has kept within the maximum limit it established for the VaR; even when the real VaR exceeded estimations.

High, low and average levels for each component and year were as follows:

VaR	2016 USDMM	2015 USDMM
Consolidated:
High	3.95	3.61
Low	1.08	0.62
Average	2.25	1.38

Fixed-income investments:
High	2.71	3.13
Low	0.55	0.61
Average	1.33	1.23

Variable-income investments
High	0.03	0.19
Low	0.00	0.00
Average	0.00	0.00

Foreign currency investments
High	3.83	3.43
Low	0.61	0.04
Average	1.91	0.64

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

In addition, the sensitivity simulation methodology should be interpreted taking into consideration the following limitations:

-	The simulation of scenarios assumes that the volumes remain consistent in the Bank’s Consolidated Statements of Financial Position and are always renewed at maturity, thereby omitting the fact that certain credit risk and prepayment considerations may affect the maturity of certain positions.

-	This model assumes an identical change along the entire length of the yield curve and does not take into account the different movements for different maturities.

-	The model does not take into account the volume sensitivity which results from interest rate changes.

-	The limits to losses of budgeted financial income are calculated based on the financial income foreseen for the year, which may not be actually earned, meaning that the real percentage of financial income at risk may be higher than the expected one.

Market risk – Financial management portfolio – December 31, 2016 and 2015

	2016		2015
	Effect on financial income	Effect on capital	Effect on financial income	Effect on capital

Financial management portfolio – local currency (MCh$)
Loss limit	48,000	175,000	32,500	150,000
High	30,853	146,208	29,721	103,091
Low	21,978	108,249	13,882	72,104
Average	26,119	120,159	22,695	88,394
Financial management portfolio – foreign currency (Th$US)
Loss limit	30	75	30	70
High	14	35	9	15
Low	6	13	-	5
Average	10	26	2	12
Financial management portfolio – consolidated (in MCh$)
Loss limit	48,000	175,000	34,500	150,000
High	31,764	145,566	29,232	102,002
Low	23,088	107,959	14,129	70,741
Average	27,390	119,632	22,390	87,095

NOTE 37

RISK MANAGEMENT, continued

Capital risk

The Group defines capital risk as the risk that the Group or any of its companies may have an insufficient amount and/or quality of capital to: meet the minimum regulatory requirements in order to operate as a bank; respond to market expectations regarding its creditworthiness; and support its business growth and any strategic possibilities that might arise, in accordance with its strategic plan.

The objectives in this connection include most notably:

•	To meet the internal capital and capital adequacy targets

•	To meet the regulatory requirements

•	To align the Bank’s strategic plan with the capital expectations of external agents (rating agencies, shareholders and investors, customers, supervisors, etc.)

•	To support the growth of the businesses and any strategic opportunities that may arise

The Group has a capital adequacy position that surpasses the levels required by regulations.

Capital management seeks to optimize value creation at the Bank an at its different business segment. The Bank continuously evaluates it risk-return ratios through its basic capital, effective net equity, economic capital and return on equity. With regard to capital adequacy, the Banks conducts its internal process based on the SBIF standards which are based on Basel Capital Accord (Basel I). Economic capital is the capital required to support all the risk of the business activity with a given solvency level.

Capital is managed according to the risk environment, the economic performance of Chile and the business cycle. Board may modify our current equity policies to address changes in the mentioned risk environment.

Minimum Capital

Under the General Banking Law, a bank is required to have a minimum of UF800,000 (approximately Ch$21,078 million or U.S.$31.6 million as of December 31, 2016) of paid-in capital and reserves, calculated in accordance with Chilean GAAP.

Capital adequacy requirement

Chilean banks are required by the General Banking Law to maintain regulatory capital of at least 8% of risk-weighted assets, net of required loan loss allowance and deductions, and paid-in capital and reserves (“basic capital”) of at least 3% of total assets, net of required loan loss allowances. Regulatory capital and basic capital are calculated based on the consolidated financial statements prepared in accordance with the Compendium of Accounting Standards issued by the SBIF the Chilean regulatory agency. As we are the result of the merger between two predecessors with a relevant market share in the Chilean market, we are currently required to maintain a minimum regulatory capital to risk-weighted assets ratio of 11%. As of December 31, 2016, the ratio of our regulatory capital to risk-weighted assets, net of loan loss allowance and deductions, was 13.4% and our core capital ratio was 10.5%.

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

NOTE 37

RISK MANAGEMENT, continued

The levels of basic capital and effective net equity at the close of each period are as follows:

			Ratio
	As of December 31,		As of December 31,
	2016	2015	2016	2015
	MCh$	MCh$	%	%
Basic capital	2,868,706	2,734,699	7.22	7.31
Regulatory capital	3,657,707	3,538,216	13.43	13.37

Risk Concentration

The Bank operates mainly in Chile, thus most of its financial instruments are concentrated in that country. See Note 9 of the financial statements for a detail of the concentration of the Bank’s loans and accounts receivable by industry.

NOTE 38

SUBSEQUENT EVENTS

On January 4, 2017, the Bank placed a Senior Bond placement corresponding to its "T-9" line for an amount of 5,000,000 UF.

On January 5, 2017, the Bank made an assignment of credits punished to Private Investment Funds Portfolio Thirteen. The total number of loans granted amounted to 244 credits, representing eighty-two clients, totaling $3,886,015,860 pesos, as the sum of the unpaid balance of the capital of each loan. The price of the assignment was $777,203,172 pesos, which generated an effect in result for this same amount.

At the Extraordinary Shareholders' Meeting held on January 9, 2017, the following matters were approved in relation to the modification of corporate name, reduction of directors, updating of established capital stock, deletion of transitional clauses, adoption of agreements modification Statutes, and empowerment:

i.	Modify the name or corporate name of the Bank, only in the sense of eliminating the possibility of using the names Banco Santander Santiago or Santander Santiago;

ii.	Decrease the number of directors from 11 to 9 members, with the two alternate directors remaining; And consequently modify other related statutory clauses; And incorporate into the Bylaws a Transitory Provision, without being an integral part thereof, in the sense that the current directors-in-office continue in their positions up to the date of the next Ordinary Shareholders' Meeting;

iii.	Update the capital stock to the amount of $891,302,881,691, which includes amount of $215,394,964,605, corresponding to the revaluation of the bank's capital stock, accumulated from January 1, 2002 to December 31 of the year 2008, the latter date from which the Generally Accepted Accounting Principles, which were replaced by the new Compendium of Accounting Standards established by the Superintendency of Banks and Financial Institutions in 2009, ceased to apply to the accounting of the bank, whose principles and standards, as of that year, do not establish adjustments due to inflation; and to agree on the elimination of the Second Transitory Article of the Bylaws, which relates to the composition of capital stock, which has produced all its effects and is not necessary to be maintained in the bylaws. The number of shares in which the capital stock is divided does not suffer alteration.

iv.	Suppress the First Transitory Clause of the Bylaws, which relates to the effects of the merger by absorption of the former Banco Santander with Banco Santiago, now Banco Santander - Chile;

v.	Modify other aspects of the By-Laws in order to bring them into line with current legal regulations, including the deletion of "General" or "General" Articles in various Articles, as they are now simply Ordinary or Extraordinary Shareholder Meetings; Modify the statutory provision on loss, theft, theft or destruction of stock certificates; To amend Article Twenty-Four concerning the operation of the Board of Directors and to amend the final paragraph of Article Forty-sixth, concerning the quorum to adopt agreements for the non-distribution of dividends at shareholders' meetings, adapting it to article 79 of Law No. 18.0456, which Is fully applicable to banks.

vi.	Considering the amendments to the previous paragraphs, an updated consolidated text of the Bank's Articles of Association was approved.

vii.	Provision of powers that are necessary to comply and carry out the agreements that were adopted at that meeting.

On January 13, 2017, the Bank placed a Senior Bond placement corresponding to its "T-13" line for an amount of 5,000,000 UF.

The Consolidated Financial Statements of Banco Santander Chile as of and for the period ended December 31, 2016, were approved by the Directors and Audit Committee on March 16, 2017.

Between January 1, 2017 and the date on which these Consolidated Financial Statements were issued (March 24, 2017), no other events have occurred which could significantly affect their interpretation.

FELIPE CONTRERAS FAJARDO Chief Accounting Officer	CLAUDIO MELANDRI HINOJOSA Chief Executive Officer