Form 20-F
period 2017-12-31
BANCO SANTANDER CHILE
filed 2018-03-28
CIK 1027552

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

None
(Title of Class)

The number of outstanding shares of each class of common stock of Banco Santander-Chile at December 31, 2017, was:

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

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “accelerated filer,” “large accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☒	Accelerated Filer ☐	Non-accelerated Filer ☐
Emerging Growth Company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

You should understand that the following important factors, in addition to those discussed elsewhere in this Annual Report and in the documents which are incorporated by reference, could affect our future results and could cause those results or other outcomes to differ materially from those expressed in our forward-looking statements:

•	changes in capital markets in general that may affect policies or attitudes towards lending to Chile or Chilean companies;

•	changes in economic conditions;

•	the monetary and interest rate policies of Central Bank (as defined below);

•	inflation;

•	deflation;

•	unemployment;

•	increases in defaults by our customers and impairment losses;

•	decreases in deposits;

•	customer loss or revenue loss;

•	unanticipated turbulence in interest rates;

•	movements in foreign exchange rates;

•	movements in equity prices or other rates or prices;

•	the effects of non-linear market behavior that cannot be captured by linear statistical models, such as the VaR model we use;

•	changes in Chilean and foreign laws and regulations;

•	changes in taxes;

•	competition, changes in competition and pricing environments;

•	our inability to hedge certain risks economically;

•	the adequacy of loss allowances;

•	technological changes;

•	changes in consumer spending and saving habits;

•	changes in demographics, consumer spending, investment or saving habits;

•	increased costs;

•	unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms;

•	changes in, or failure to comply with, banking regulations;

•	acquisitions or restructurings of businesses that may not perform in accordance with our expectations;

•	our ability to successfully market and sell additional services to our existing customers;

•	disruptions in client service;

•	damage to our reputation;

•	natural disasters;

•	implementation of new technologies;

•	the Group’s exposure to operational losses (e.g., failed internal or external processes, people and systems); and

•	an inaccurate or ineffective client segmentation model.

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

As required by local regulations, our locally filed consolidated financial statements have been prepared in accordance with the Compendium of Accounting Standards issued by the SBIF the Chilean regulatory agency (“Chilean Bank GAAP”). Therefore, our locally filed consolidated financial statements have been adjusted to IFRS in order to comply with the requirements of the Securities and Exchange Commission (the “SEC”). Chilean Bank GAAP principles are substantially similar to IFRS but there are some exceptions. For further details and a discussion of the main differences between Chilean Bank GAAP and IFRS, see “Item 5. Operating and Financial Review and Prospects—Accounting Standards Applied in 2017.”

This Annual Report contains our consolidated financial statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015 (the “Audited Consolidated Financial Statements”). Such Audited Consolidated Financial Statements have been prepared in accordance with IFRS as issued by the IASB, and have been audited by the independent registered public accounting firm PricewaterhouseCoopers Consultores Auditores SpA for the years ended December 31, 2017 and 2016 and by the independent registered accounting firm Deloitte Auditores y Consultores Limitada for the year ended December 31, 2015. See page F-2 of the Audited Consolidated Financial Statements for the 2017 and 2016 audit report issued by PricewaterhouseCoopers Consultores Auditores SpA and page F-4 of the Audited Consolidated Financial Statements for the 2015 audit report issued by Deloitte Auditores y Consultores Limitada. The Audited Consolidated Financial Statements have been prepared from accounting records maintained by the Bank and its subsidiaries.

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

Functional and Presentation Currency

The Chilean peso is the currency of the primary economic environment in which the Bank operates and the currency that influences its structure of costs and revenues, and in accordance with International Accounting Standard 21 – The Effects of Changes in Foreign Exchange Rates has been defined as the functional and presentation currency. Accordingly, all balances and transactions denominated in currencies other than the Chilean peso are treated as “foreign currency.” See “Note 1—Summary of Significant Accounting Principles—e) Functional and presentation currency.”

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

An impairment loss relating to an individually significant loan recorded at amortized cost which has experienced objective evidence of impairment is calculated as the difference between the recorded amount of the asset and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate.

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

Unless otherwise indicated, all U.S. dollar amounts at any year end, for any period have been translated from Chilean pesos based on the interbank market rate published by Reuters at 1:30 pm on the last business day of the period. On December 31, 2017 and 2016, the exchange rate in the Informal Exchange Market as published by Reuters at 1:30 pm on these days was Ch$616.85 and Ch$666.00 respectively, or 0.26% more and 0.19% less, respectively, than the observed exchange rate published by the Central Bank for such date of Ch$615.22 and Ch$667.29 respectively, per U.S.$1.00. The Federal Reserve Bank of New York does not report a noon buying rate for the Chilean peso. For more information on the observed exchange rate, see “Item 3. Key Information—A. Selected Financial Data—Exchange Rates” of the Annual Report.

As of December 31, 2017 and 2016, one UF was equivalent to Ch$26,798.14 and Ch$26,347.98, respectively. The U.S. dollar equivalent of one UF was U.S.$43.56 as of December 31, 2017, using the observed exchange rate reported by the Central Bank as of December 30, 2017 of Ch$39.49 per U.S.$1.00.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following table presents selected historical financial information for Santander-Chile as of the dates and for each of the periods indicated. Financial information for Santander-Chile as of and for the years ended December 31, 2017, 2016, 2015, 2014, and 2013 has been derived from our audited consolidated financial statements prepared in accordance with IFRS. In the F-pages of this Annual Report on Form 20-F, our audited financial statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015 are presented. The audited financial statements for 2014 and 2013 are not included in this document, but they can be found in our previous Annual Reports on Form 20-F. These consolidated financial statements differ in some respects from our locally filed financial statements as of and for the years ended December 31, 2017, 2016, 2015, 2014 and 2013 prepared in accordance with Chilean Bank GAAP. See “Item 4. Information on the Company—Differences between IFRS and Chilean Bank GAAP.”

The following table should be read in conjunction with, and is qualified in its entirety by reference to, our Audited Consolidated Financial Statements appearing elsewhere in this Annual Report.

	As of and for the years ended December 31,
	2017	2017	2016	2015	2014	2013
	In U.S.$ thousands(1)	In Ch$ millions (2)
CONSOLIDATED STATEMENT OF INCOME DATA (IFRS)
Net interest income	2,150,751	1,326,691	1,281,366	1,255,206	1,317,104	1,076,762
Net fee and commission income	452,400	279,063	254,424	237,627	227,283	229,836
Financial transactions, net (3)	210,346	129,752	140,358	145,499	112,565	124,437
Other operating income	100,537	62,016	6,427	6,439	6,545	88,155
Net operating profit before provision for loan losses	2,914,034	1,797,522	1,682,575	1,644,771	1,663,497	1,519,190
Provision for loan losses	(489,998)	(302,255)	(342,083)	(399,277)	(354,903)	(371,462)
Net operating profit	2,424,036	1,495,267	1,340,492	1,245,494	1,308,594	1,147,728
Total operating expenses	(1,262,787)	(778,950)	(756,041)	(719,958)	(683,819)	(610,191)
Operating income	1,161,249	716,317	584,451	525,536	624,775	537,537
Income from investments in associates and other companies	6,425	3,963	3,012	2,588	2,165	1,422
Income before tax	1,167,674	720,280	587,463	528,124	626,940	538,959
Income tax expense	(235,116)	(145,031)	(109,031)	(76,395)	(51,050)	(94,530)
Net income for the year	932,558	575,249	478,432	451,729	575,890	444,429
Net income for the period attributable to:
Equity holders of the Bank	912,379	562,801	476,067	448,466	569,910	442,294
Non-controlling interests	20,180	12,448	2,365	3,263	5,980	2,135
Net income attributable to Equity holders of the Bank per share	4.84	2.99	2.53	2.38	3.02	2.35
Net income attributable to Equity holders of the Bank per ADS	2,280.87	1,406.96	1,010.51	951.92	1,208.00	938.83
Weighted-average shares outstanding (in millions)	188,446.10	188,446.10	188,446.1	188,446.1	188,446.1	188,446.1
Weighted-average ADS outstanding (in millions)	471.1	471.1	471.1	471.1	471.1	471.1

	As of and for the years ended December 31,
	2017	2017	2016	2015	2014	2013
	In U.S.$ thousands(1)	In Ch$ millions (2)
CONSOLIDATED STATEMENT OF FINANCIAL POSITION DATA (IFRS)
Cash and deposits in banks	2,355,389	1,452,922	2,279,389	2,064,806	1,608,888	1,571,810
Cash items in process of collection	1,083,156	668,145	495,283	724,521	531,373	604,077
Trading investments	787,446	485,736	396,987	324,271	774,815	287,567
Investments under resale agreements	-	-	6,736	2,463	-	17,469
Financial derivative contracts	3,629,159	2,238,647	2,500,782	3,205,926	2,727,563	1,494,018
Interbank loans, net	262,970	162,213	268,672	9,711	11,942	124,954
Loans and accounts receivable from customers, net	43,402,033	26,772,544	26,147,154	24,528,745	22,196,390	20,320,874
Available-for-sale investments	4,173,699	2,574,546	3,388,906	2,044,411	1,651,598	1,700,993
Investments in associates and other companies	44,719	27,585	23,780	20,309	17,914	9,681
Intangible assets	102,487	63,219	58,085	51,137	40,983	66,703
Property, plant, and equipment	393,203	242,547	257,379	240,659	211,561	180,215
Current taxes	-	-	-	-	2,241	1,643
Deferred taxes	601,590	371,091	359,600	320,527	272,118	227,285
Other assets	1,239,215	764,410	847,272	1,100,174	927,961	514,938
TOTAL ASSETS	58,075,066	35,823,605	37,030,025	34,637,660	30,975,347	27,122,227
Deposits and other demand liabilities	12,593,282	7,768,166	7,539,315	7,356,121	6,480,497	5,620,763
Cash items in process of being cleared	789,051	486,726	288,473	462,157	281,259	276,379
Obligations under repurchase agreements	434,564	268,061	212,437	143,689	392,126	208,972
Time deposits and other time liabilities	19,314,169	11,913,945	13,151,709	12,182,767	10,413,940	9,675,272
Financial derivative contracts	3,468,409	2,139,488	2,292,161	2,862,606	2,561,384	1,291,785
Interbank borrowing s	2,753,274	1,698,357	1,916,368	1,307,574	1,231,601	1,682,377
Issued debt instruments	11,499,802	7,093,653	7,326,372	5,957,095	5,785,112	5,198,658
Other financial liabilities	392,364	242,030	240,016	220,527	205,125	189,781
Current taxes	10,432	6,435	29,294	17,796	1,077	50,242
Deferred taxes	15,665	9,663	7,686	3,906	7,631	26,753
Provisions	492,499	303,798	292,210	274,998	285,970	217,310
Other liabilities	1,208,338	745,363	795,785	1,045,869	654,557	311,479
TOTAL LIABILITIES	52,971,849	32,675,685	34,091,826	31,835,105	28,300,279	24,749,771
Capital	1,444,927	891,303	891,303	891,303	891,303	891,303
Reserves	2,888,576	1,781,818	1,640,112	1,527,893	1,307,761	1,130,991
Valuation adjustments	(3,748)	(2,312)	6,640	1,288	25,600	(5,964)
Retained earnings	705,566	435,228	370,803	351,890	417,321	327,622
Attributable to Equity holders of the Bank	5,035,321	3,106,037	2,908,858	2,772,374	2,641,985	2,343,952
Non-controlling interest	67,898	41,883	29,341	30,181	33,083	28,504
TOTAL EQUITY (4)	5,103,219	3,147,920	2,938,199	2,802,555	2,675,068	2,372,456
TOTAL LIABILITIES AND EQUITY	58,075,068	35,823,605	37,030,025	34,637,660	30,975,347	27,122,227

	As of and for the years ended December 31,
	2017	2016	2015	2014	2013
CONSOLIDATED RATIOS
(IFRS)
Profitability and performance:
Net interest margin (5)	4.3%	4.3%	4.4%	4.9%	4.6%
Return on average total assets (6)	1.6%	1.4%	1.3%	1.8%	1.6%
Return on average equity (7)	19.2%	16.8%	16.0%	21.4%	18.9%
Capital:
Average equity as a percentage of average total assets (8)	8.5%	8.1%	8.2%	8.2%	8.7%
Total liabilities as a multiple of equity (9)	10.4	11.6	11.4	10.6	10.4
Credit Quality:
Non-performing loans as a percentage of total loans (10)	2.3%	2.1%	2.5%	2.8%	2.9%
Allowance for loan losses as percentage of total loans	2.9%	2.9%	3.0%	2.9%	2.9%
Operating Ratios:
Operating expenses /operating revenue (11)	44.3%	44.9%	43.8%	41.1%	40.2%
Operating expenses /average total assets	2.3%	2.1%	2.1%	2.1%	2.3%

	As of and for the years ended December 31,
	2017	2016	2015	2014	2013
OTHER DATA
CPI Inflation Rate (12)	2.3%	2.7%	4.4%	4.7%	3.0%
Revaluation (devaluation) rate (Ch$/U.S.$) at year end (12)	7.8%	5.7%	(16.5%)	(16.0%)	(9.4%)
Number of employees at period end	11,068	11,354	11,723	11,478	11,516
Number of branches and offices at period end	385	423	471	474	493

(1)	Amounts stated in U.S. dollars at and for the year ended December 31, 2017 have been translated from Chilean pesos at the interbank market exchange rate of Ch$616.85 = U.S.$1.00 as of December 31, 2017 based on the interbank market rate published by Reuters at 1:30 pm on the last business day of the period.

(2)	Except per share data, percentages and ratios, share numbers, employee numbers and branch numbers.

(3)	Net income (expense) from financial operations and net foreign exchange gain.

(4)	Total equity includes equity attributable to Equity holders of the Bank plus non-controlling interests.

(5)	Net interest income divided by average interest earning assets (as presented in “Item 5. Operating and Financial Review and Prospects— C. Selected Statistical Information”).

(6)	Net income for the year divided by average total assets (as presented in “Item 5. Operating and Financial Review and Prospects— C. Selected Statistical Information”).

(7)	Net income for the year divided by average equity (as presented in “Item 5. Operating and Financial Review and Prospects—C. Selected Statistical Information”).

(8)	This ratio is calculated using total average equity (as presented in “Item 5. Operating and Financial Review and Prospects— C. Selected Statistical Information”) including non-controlling interest.

(9)	Total liabilities divided by equity.

(10)	Non-performing loans include the aggregate unpaid principal and accrued but unpaid interest on all loans with at least one installment over 90 days past-due.

(11)	The efficiency ratio is equal to operating expenses over operating income. Operating expenses includes personnel salaries and expenses, administrative expenses, depreciation and amortization, impairment and other operating expenses. Operating income includes net interest income, net fee and commission income, net income from financial operations (net trading income), foreign exchange gain, net and other operating income.

(12)	Based on information published by the Central Bank.

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

Purchases and sales of foreign currencies may be legally carried out in the Informal Exchange Market. The Informal Exchange Market reflects transactions carried out at informal exchange rates by entities not expressly authorized to operate in the Formal Exchange Market. There are no limits imposed on the extent to which the rate of exchange in the Informal Exchange Market can fluctuate above or below the Observed Exchange Rate. In recent years, the variation between the Observed Exchange Rate and the Informal Exchange Rate has not been significant. On December 31, 2016 and 2017 the exchange rate in the Informal Exchange Market as published by Reuters at 1:30 pm on these days was Ch$666.00 and Ch$616.85 respectively, or 0.19% less and 0.26% more, respectively, than the Central Bank’s published observed exchange rate for such date of Ch$667.29 and Ch$615.22, respectively, per U.S.$1.00.

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

	Daily Observed Exchange Rate Ch$ Per U.S.$(1)
Year	Low(2)	High(2)	Average(3)	Period End

2013	466.50	533.95	495.09	523.76
2014	524.61	621.41	570.01	607.38
2015	597.10	715.66	654.25	707.34
2016	645.22	730.31	676.83	667.29
2017	615.22	679.05	649.33	615.22

	Daily Observed Exchange Rate Ch$ Per U.S.$(1)
Month	Low(2)	High(2)	Average(3)	Period End
October 2017	651.65	670.88	663.92	651.65
November 2017	650.72	679.24	666.12	675.48
December 2017	649.40	677.11	667.17	667.29
January 2018	599.33	614.75	605.53	604.42
February 2018	588.28	603.25	597.01	589.15
March 2018 (through March 22, 2017)	593.61	609.58	602.47	607.23

Source: Central Bank.

(1)	Nominal figures.

(2)	Exchange rates are the actual low and high, on a day-by-day basis for each period.

(3)	The average of monthly average rates during the year.

Dividends

Under the current General Banking Law, a Chilean bank may only pay a single dividend per year (i.e., interim dividends are not permitted). Santander-Chile’s annual dividend is proposed by its Board of Directors and is approved by the shareholders at the annual ordinary shareholders’ meeting held the year following that in which the dividend is generated. For example, the 2017 dividend must be proposed and approved during the first four months of 2018. Following shareholder approval, the proposed dividend is declared and paid. Historically, the dividend for a particular year has been declared and paid no later than one month following the shareholders’ meeting. Dividends are paid to shareholders of record on the fifth day preceding the date set for payment of the dividend. The applicable record dates for the payment of dividends to holders of ADSs will, to the extent practicable, be the same.

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

The following table presents dividends declared and paid by us in nominal terms in the past four years:

Year	Dividend Ch$ millions (1)	Dividend U.S.$ millions (2)	Per share Ch$/share (3)	Per ADS U.S.$/ADS (4)	% over earnings (5)	% over earnings (6)
2014	265,156	476.0	1.41	1.01	60	60
2015	330,198	540.4	1.75	1.15	60	58
2016	336,659	503.7	1.79	1.07	75	75
2017	330,646	496.5	1.75	1.05	70	69

(1)	Millions of nominal pesos.

(2)	Millions of U.S.$ using the observed exchange rate of the day the dividend was approved at the annual shareholders’ meeting.

(3)	Calculated on the basis of 188,446 million shares.

(4)	Dividend in U.S.$ million divided by the number of ADS, which was calculated on the basis of 400 shares per ADS.

(5)	Calculated by dividing dividend paid in the year by net income attributable to the equity holders of the Bank for the previous year under Chilean Bank GAAP. This is the payment ratio determined by shareholders.

(6)	Calculated by dividing dividend paid in the year by net income attributable to the equity holders of the Bank for the previous year under IFRS.

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

Global economic conditions deteriorated significantly between 2007 and 2009, and many countries fell into recession. Many major financial institutions, including some of the world’s largest global commercial banks, investment banks, mortgage lenders, mortgage guarantors and insurance companies experienced, and some continue to experience, significant difficulties. Around the world, there were runs on deposits at several financial institutions, numerous institutions sought additional capital or were assisted by governments, and many lenders and institutional investors reduced or ceased providing funding to borrowers (including to other financial institutions).

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

An economic slowdown or recession would have a negative impact on our business and results of operations. A return to volatile conditions in the global financial markets could have a material adverse effect on us, including on our ability to access capital and liquidity on financial terms acceptable to us, if at all. If capital markets financing ceases to become available, or becomes excessively expensive, we may be forced to raise the rates we pay on deposits to attract more customers and become unable to maintain certain liability maturities. Any such increase in capital markets funding availability or costs or in deposit rates could have a material adverse effect on our interest margins and liquidity.

Additionally, the results of the 2016 United States presidential and congressional elections generated volatility in the global capital and currency markets and created uncertainty about the relationship between the United States and its major trade partners. The uncertainty persists in relation to the United States trade policy, in particular the renegotiation of the North American Free Trade Agreement and a further protectionist shift.

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

In August 2017, Fitch downgraded our main ratings from A+ to A following a similar action on the sovereign rating of the Republic of Chile. Standard and Poor’s Ratings Services (“S&P”) placed the Bank’s ratings on Outlook Negative in August 2017 and re-affirmed this rating and outlook in November 2017. Currently Moody’s has a negative outlook on the Republic of Chile’s sovereign rating and on our rating as well.

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

As of December 31, 2017, our non-performing loans were Ch$633,461 million, and the ratio of our non-performing loans to total loans was 2.3%. As of December 31, 2017, our allowance for loan losses was Ch$791,157 million, and the ratio of our allowance for loan losses to total loans was 2.9%. For additional information on our asset quality, see “Item 5. Operating and Financial Review and Prospects—C. Selected Statistical Information–Classification of Loan Portfolio Based on the Borrower’s Payment Performance.”

Our allowance for loan losses is based on our current assessment of and expectations concerning various factors affecting us, including the quality of our loan portfolio. These factors include, among other things, our borrowers’ financial condition, repayment abilities and repayment intentions, the realizable value of any collateral, the prospects for support from any guarantor, Chile’s economy, government macroeconomic policies, interest rates and the legal and regulatory environment. As the 2008 financial crisis has demonstrated, many of these factors are beyond our control. In addition, as these factors evolve, the models we use to determine the appropriate level of allowance for loan losses and other assets require recalibration, which can lead to increased provision expense. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results–Results of Operations for the Years ended December 31, 2017, 2016 and 2015—Provision for loan losses, net of recoveries.”

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

Retail customers represent 69.4% of the value of the total loan portfolio as of December 31, 2017. As part of our business strategy, we seek to increase lending and other services to retail clients, which are more likely to be adversely affected by downturns in the Chilean economy. In addition, as of December 31, 2017, our residential mortgage loan portfolio totaled Ch$9,096,895 million, representing 32.8% of our total loans. See “Note 9—Loans and Accounts Receivables from Customers” in our Audited Consolidated Financial Statements for a description and presentation of our residential mortgage loan portfolio. If the economy and real estate market in Chile experience a significant downturn, this could materially adversely affect the liquidity, businesses and financial conditions of our customers, which may in turn cause us to experience higher levels of past-due loans, thereby resulting in higher provisions for loan losses and subsequent charge-offs. This may materially and adversely affect our asset quality, results of operations and financial condition.

The growth rate of our loan portfolio may be affected by economic turmoil, which could also lead to a contraction in our loan portfolio.

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

Failure to effectively implement, consistently monitor or continuously refine our credit risk management system may result in an increase in the level of non-performing loans and a higher risk exposure for us, which could have a material adverse effect on us.

The effectiveness of our credit risk management is affected by the quality and scope of information available in Chile.

In assessing customers’ creditworthiness, we rely largely on the credit information available from our own internal databases, the SBIF, Directorio de Información Comercial (Dicom) en Capital, a Chilean nationwide credit bureau, and other sources. Due to limitations in the availability of information and the developing information infrastructure in Chile, our assessment of credit risk associated with a particular customer may not be based on complete, accurate or reliable information. In addition, although we have been improving our credit scoring systems to better assess borrowers’ credit risk profiles, we cannot assure you that our credit scoring systems will collect complete or accurate information reflecting the actual behavior of customers or that their credit risk can be assessed correctly. Without complete, accurate and reliable information, we will have to rely on other publicly available resources and our internal resources, which may not be effective. As a result, our ability to effectively manage our credit risk and subsequently our loan loss allowances may be materially adversely affected.

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

We anticipate that our customers will continue, in the near future, to make short-term deposits (particularly demand deposits and short-term time deposits), and we intend to maintain our emphasis on the use of banking deposits as a source of funds. As of December 31, 2017, 99.1% of our customer deposits had remaining maturities of one year or less, or were payable on demand. A significant portion of our assets have longer maturities, resulting in a mismatch between the maturities of liabilities and the maturities of assets. Historically, one of our principal sources of funds has been time deposits. Time deposits represented 33.3% and 35.5% of our total liabilities and equity as of December 31, 2017 and 2016, respectively. The Chilean time deposit market is concentrated given the importance in size of various large institutional investors such as pension funds and corporations relative to the total size of the economy. As of December 31, 2017, the Bank’s top 20 time deposits represented 29.7% of total time deposits, or 9.9% of total liabilities and equity, and totaled U.S.$5.7 billion. No assurance can be given that future economic stability in the Chilean market will not negatively affect our ability to continue funding our business or to maintain our current levels of funding without incurring increased funding costs, a reduction in the term of funding instruments or the liquidation of certain assets. If this were to happen, we could be materially adversely affected.

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

Chilean banks are required by the General Banking Law to maintain regulatory capital of at least 8% of risk-weighted assets, net of required loan loss allowance and deductions, and paid-in capital and reserves (“core capital”) of at least 3% of total assets, net of required loan loss allowances. As we are the result of the merger between two predecessors with a relevant market share in the Chilean market, we are currently required to maintain a minimum regulatory capital to risk-weighted assets ratio of 11%. As of December 31, 2017, the ratio of regulatory capital to risk-weighted assets, net of loan loss allowance and deductions, was 13.9% and the core capital ratio was 11.0%. Certain developments could affect our ability to continue to satisfy the current capital adequacy requirements applicable to us, including:

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

In June 2017 a proposed bill that changes the General Banking Law in Chile was sent to the Chilean Congress for discussion. The bill proposes the creation of a new regulatory body for the financial system as well as new capital regulation for banks in Chile in line with Basel III standards. The bill proposes to adopt the guidelines set forth under the Basel III Capital Accord with adjustments incorporated by the SBIF. These changes should be approved by the Chilean Congress in 2018 or 2019. Following this approval, Chilean banks will most likely have to fully comply with Basel III requirements by 2024.

In 2017, Law 21,000 created the Comisión para el Mercado Financiero or Financial Market Commission (FMC). The FMC would become the sole supervisor for the Chilean financial system overseeing insurance companies, companies with publicly traded securities, credit unions, credit card and prepaid card issuers, and eventually banks. It will be the responsibility of this commission to ensure the proper functioning, development and stability of the financial market, facilitating the participation of market agents and defending public faith in the financial markets. To do so, it must maintain a general and systemic vision of the market, considering the interests of investors and policyholders. It shall also be responsible for ensuring that the persons or entities audited, from their initiation until the end of their liquidation, comply with the laws, regulations, statutes and other provisions that govern them.

The Commission will be in charge of a Council, which will be composed of five members, who are appointed and are subject to the following rules:

•	A Commissioner appointed by the President of the Republic, of recognized professional or academic prestige in matters related to the financial system, which will have the character of President of the Commission.

•	Four commissioners appointed by the President of the Republic, from among persons of recognized professional or academic prestige in matters related to the financial system, by supreme decree issued through the Ministry of Finance, after ratification of the Senate by the four sevenths of its members in exercise, in session specially convened for that purpose.

The Council’s responsibilities include regulation, sanctioning and the definition of general supervision policies. In addition, there will be a prosecutor in charge of investigations and the Chairman will be responsible for supervision. The FMC will act in coordination with the Chilean Central Bank (BCCh).

The date of entry into operation of the Commission for the Financial Market was December 14, 2017. The Superintendency of Securities and Insurance was eliminated on January 15, 2018 and all functions of this Superintendency were absorbed by the FMC. Once the new General Banking Law is passed the SBIF will also be absorbed by the FMC. All current SBIF attributions would be transferred to the FMC.

According to the New Banking Law being discussed in congress minimum capital requirements would increase in terms of amount and quality. Total Regulatory Capital remains at 8% of risk-weighted assets which would include credit, market and operational risk. Minimum Tier 1 capital increases from 4.5% to 6% of risk-weighted assets, of which up to 1.5% may be Additional Tier 1 (AT1) either in the form of preferred shares or perpetual bonds, both of which may be convertible to common equity. The FMC will establish the conditions and requirements for the issuance of perpetual bonds and preferred equity. Tier 2 capital will be set at 2% of risk-weighted assets. Additional capital demands are incorporated through a Conservation Buffer of 2.5% of risk-weighted assets, setting a Total Equity Requirement of 10.5% of risk-weighted assets. As well, the BCCh may set an additional Counter Cyclical

Buffer of up to 2.5% of risk-weighted assets with agreement from the FMC. Both buffers must be comprised of core capital. The FMC, with agreement from the BCCh, may impose additional capital requirements for Systemically Important Banks (SIB) of between 1-3.5% of risk-weighted assets. The FMC will have to establish the criteria to assess which banks are considered as SIBs. It is probable that we would be classified as a SIB. The following table sets forth a comparison between the current regulatory capital demands, and those proposed by the SBIF.

Capital requirements: Basel III, current GBL and new proposed requirements
Capital categories	Current Law	Proposed Bill
(% over risk weighted assets)
(1) Total Tier 1 Capital (2+3)	4.5	6
(2) Basic Capital	4.5	4.5
(3) Additional Tier 1 Capital (AT1)	—	1.5
(4) Tier 2 Capital	3.5	2
(5) Total Regulatory Capital (1+4)	8	8
(6) Conservation Buffer	2% over regulatory capital in order to be classified in Category A solvency.	2.5
(7) Total Equity Requirement (5+6)	8	10.5
(8) Counter Cyclical Buffer	—	up to 2.5
(9) SIB* Requirement	Up to 6% in case of a merger	Between 1 - 3.5

* Systemically Important Banks

According to initial estimates of the impact of market risk on regulatory capital, published by the SBIF for informational purposes only, our ratio of regulatory capital to risk-weighted assets, net of loan loss allowance and deductions, including an initial estimate of the adjustments for market risk was 12.3% as of December 31, 2017. No assurance can be given that the adoption of the Basel III capital requirements will not have a material impact on our capitalization ratio.

The proposed bill also incorporates Pillar II capital requirements with the objective of assuring an adequate management of risk. The FMC will have the power to impose additional regulatory capital demands of up to 4% of risk-weighted assets, either Tier I or Tier II, if it determines that the previous capital levels and buffers are not enough for a financial institution. The FMC will be responsible for establishing weightings for risk-weighted assets as a separate regulation based on the implementation of standard models, subject to agreement from the BCCh. The FMC will have until December 31 of the next year in which the bill is passed to establish the weightings. Nevertheless, banks will be allowed to use internal models to define risk-weighted assets, subject to approval from the FMC with agreement from the BCCh, in which case calculated requirements will have to be within the limits set by the FMC.

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

Beginning on March 30, 2016, banks began reporting these ratios to the Central Bank and the SBIF. The evolution of these indicators is still being monitored and adjustments to the required ratios could be made. The final limits and results should begin to be published by the end of 2018 or 2019. The initial limits banks must meet in order to comply with these new ratios have not been published yet. For this reason, we cannot yet determine the effect that the implementation of these models will have on our business. Such effect could be material and adverse if it materially increases the liquidity we are required to maintain.

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

Changes to the pension fund system may affect the funding mix of the Bank

The current pension fund system dates from the 1980s when pension saving went from being state-funded to private funds which require Chilean employees to set aside 10% of their wages. While the system is widely regarded as a success, the demographics of the Chilean society have changed and there have been some modifications to the system. As of December 31, 2017, the Chilean pension fund management companies (Administradora de Fondos de Pensión, or “AFPs”) had US$7,521 million invested in the Bank via equity, deposits and fixed income. There is no assurance that in the future there will not be significant reforms that may affect our funding mix which may have an adverse effect on our financial condition and results of operations.

The legal restrictions on the exposure of Chilean pension funds to different asset classes may affect our access to funding.

Chilean regulations impose a series of restrictions on how Chilean pension fund management companies (Administradora de Fondos de Pensión, or “AFPs”) may allocate their assets. In the particular case of financial issuers’ there are three restrictions, each involving different assets and different limits determined by the amount of assets in each fund and the market and book value of the issuer’s equity. As a consequence, limits vary within funds of AFPs and issuers. According to our estimates in December 2017, the AFPs still had the possibility of being able to invest another US$11,425 million in the Bank via equity, deposits and fixed income. If the exposure of any AFP to Santander-Chile exceeds the regulatory limits, we would need to seek alternative sources of funding, which could be more expensive and, as a consequence, may have a material adverse effect on our financial condition and results of operations.

Our financial statements are based in part on assumptions and estimates which, if inaccurate, could cause material misstatement of the results of our operations and financial position.

The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, income and expenses. Due to the inherent uncertainty in making estimates, actual results reported in future periods may be based upon amounts which differ from those estimates. Estimates, judgments and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future periods affected. The accounting policies deemed critical to our results and financial position, based upon materiality and significant judgments and estimates, include impairment of loans, valuation of financial instruments, valuation of derivatives, impairment of available-for-sale financial assets, deferred tax assets and liabilities and provisions -contingent liabilities.

If the judgment, estimates and assumptions we use in preparing our consolidated financial statements are subsequently found to be incorrect, there could be a material effect on our results of operations and a corresponding effect on our funding requirements and capital ratios.

Changes in accounting standards could impact reported earnings.

The accounting standard setters and other regulatory bodies periodically change the financial accounting and reporting standards that govern the preparation of our consolidated financial statements. For example, IFRS 9 will be adopted as of January 1, 2018 and will establish a new impairment model of expected loss and make changes to the classification and measurement requirements for financial assets and liabilities. In addition, IFRS 16, to be adopted as of January 1, 2019, specifies new standards for recognition, measurement, presentation and disclosure of leases. Changes made to accounting standards can materially impact how we record and report our financial condition and results of operations. In some cases, we could be required to apply a new or revised standard retroactively, resulting in the restatement of prior period financial statements. For further information about developments in financial accounting and reporting standards, see Note 1 to our Audited Consolidated Financial Statements.

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

Any failure to effectively improve or upgrade our information technology infrastructure and management information systems in a timely manner or any failure to successfully implement new IT regulations could have a material adverse effect on us.

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

In addition, several new regulations are defining how to manage cyber risks and technology risks, how to report a data breach, and how the supervisory process should work, among others. These regulations are quite fragmented in terms of definitions, scope and applicability. A failure to successfully implement all or some of these new global and local regulations, that in some cases have severe sanctions regimes, could have a material adverse effect on us.

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

We have seen in recent years computer systems of companies and organizations being targeted, not only by cyber criminals, but also by activists and rogue states. We have been and continue to be subject to a range of cyber-attacks, such as denial of service, malware and phishing. Cyber-attacks could give rise to the loss of significant amounts of customer data and other sensitive information, as well as significant levels of liquid assets (including cash). In addition, cyber-attacks could disrupt our electronic systems used to service our customers. As attempted attacks continue to evolve in scope and sophistication, we may incur significant costs in order to modify or enhance our protective measures against such attacks, or to investigate or remediate any vulnerability or resulting breach, or in communicating cyber-attacks to our customers. If we fail to effectively manage our cyber security risk, e.g. by failing to update our systems and processes in response to new threats, this could harm our reputation and adversely affect our operating results, financial condition and prospects through the payment of customer compensation, regulatory penalties and fines and/or through the loss of assets. In addition, we may also be impacted by cyber-attacks against national critical infrastructures of the countries where we operate; for example, the telecommunications network. Our information technology systems are dependent on such national critical infrastructure and any cyber-attack against such critical infrastructure could negatively affect our ability to service our customers. As we do not operate such national critical infrastructure, we have limited ability to protect our information technology systems from the adverse effects of such a cyber-attack. For further information see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—2. Non-financial risks—Cyber-security and data security plans.”

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

We are required to comply with applicable anti-money laundering (“AML”), anti-terrorism, anti-bribery and corruption, sanctions and other laws and regulations applicable to us. These laws and regulations require us, among other things, to conduct full customer due diligence (including sanctions and politically-exposed person screening), keep our customer, account and transaction information up to date and have implemented financial crime policies and procedures detailing what is required from those responsible. We are also required to conduct AML training for our employees and to report suspicious transactions and activity to appropriate law enforcement following full investigation by our AML team.

Financial crime has become the subject of enhanced regulatory scrutiny and supervision by regulators globally. AML, anti-bribery and corruption and sanctions laws and regulations are increasingly complex and detailed. Compliance with these laws and regulations requires automated systems, sophisticated monitoring and skilled compliance personnel.

We have developed policies and procedures aimed at detecting and preventing the use of our banking network for money laundering and other financial crime related activities. However, emerging technologies, such as cryptocurrencies and blockchain, could limit our ability to track the movement of funds. Our ability to comply with the legal requirements depends on our ability to improve detection and reporting capabilities and reduce variation in control processes and oversight accountability. These require implementation and embedding within our business effective controls and monitoring, which in turn requires on-going changes to systems and operational activities. Financial crime is continually evolving and, as noted is subject to increasingly stringent regulatory oversight and focus. This requires proactive and adaptable responses from us so that we are able to deter threats and criminality effectively. Even known threats can never be fully eliminated, and there will be instances where we may be used by other parties to engage in money laundering and other illegal or improper activities. In addition, we rely heavily on our employees to assist us by spotting such activities and reporting them, and our employees have varying degrees of experience in recognizing criminal tactics and understanding the level of sophistication of criminal organizations. Where we outsource any of our customer due diligence, customer screening or anti financial crime operations, we remain responsible and accountable for full compliance and any breaches. If we are unable to apply the necessary scrutiny and oversight of third parties to whom we outsource certain tasks and processes, there remains a risk of regulatory breach.

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

In addition, while we review our relevant counterparties’ internal policies and procedures with respect to such matters, we, to a large degree, rely upon our relevant counterparties to maintain and properly apply their own appropriate compliance procedures and internal policies. Such measures, procedures and internal policies may not be completely effective in preventing third parties from using our (and our relevant counterparties’) services as a conduit for illicit purposes (including illegal cash operations) without our (and our relevant counterparties’) knowledge. If we are associated with, or even accused of being associated with, breaches of AML, anti-terrorism or sanctions requirements, our reputation could suffer and/or we could become subject to fines, sanctions and/or legal enforcement (including being added to “black lists” that would prohibit certain parties from engaging in transactions with us), any one of which could have a material adverse effect on our operating results, financial condition and prospects.

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

We are from time to time subject to certain regulatory investigations and civil and tax claims and party to certain legal proceedings incidental to the normal course of our business, including in connection with conflicts of interest, lending activities, relationships with our employees and other commercial or tax matters. In view of the inherent difficulty of predicting the outcome of legal matters, particularly where the claimants seek very large or indeterminate damages, or where the cases present novel legal theories, involve a large number of parties or are in the early stages of investigation, discovery, we cannot state with confidence what the eventual outcome of these pending matters will be or what the eventual loss, fines or penalties related to each pending matter may be. The amount of our reserves in respect of these matters is substantially less than the total amount of the claims asserted against us and in light of the uncertainties involved in such claims and proceedings, there is no assurance that the ultimate resolution of these matters will not significantly exceed the reserves currently accrued by us. As a result, the outcome of a particular matter may be material to our operating results for a particular period.

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

A significant deterioration in economic conditions may make it more difficult for us to continue funding our business on favorable terms with institutional investors.

Large denominations of funding from time deposits from institutional investors may, under some circumstances, be a less stable source of funding than savings and bonds, such as during periods of significant changes in market interest rates for these types of deposit products and any resulting increased competition for such funds. As of December 31, 2017, short-term funding from institutional investors as defined by our Asset and Liability Committee totaled US$ 3.4 billion or 5.9% of total liabilities and equity. Significant future market instability in global markets, specifically the Eurozone and the U.S., may negatively affect our ability to continue funding our business or maintain our current levels of funding without incurring higher funding costs or having to liquidate certain assets.

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

The Chilean Government enacted in 2014 and again in 2016 a reform to the tax and other assessment regimes to which we are subject in order to finance greater expenditure in education. The most important changes approved were:

1.	A corporation such as Banco Santander Chile with a majority of shareholders that are incorporated entities is obliged to adhere to the sistema integrado parcial (SIP or partially integrated tax system). The statutory tax rate rose to 25.5% in 2017 and will rise to 27% in 2018 and onward, with personal taxes paid on a dividend basis, therefore retaining some benefits for shareholders of companies that reinvest profits.

2.	The Taxable Profits Fund (FUT), a mechanism that gives shareholders tax exemptions on reinvested profits, will be eliminated in fiscal 2018.

3.	Decree-Law 600, which gives foreign investors certain tax and other guarantees, will be replaced by a new law, yet to be designed.

4.	The maximum personal income tax rate will be reduced from 40% to 35%, starting in 2018.

5.	An increase in stamp tax from 0.45% to 0.8% in 2016.

6.	Lowering of VAT exemption for construction of houses up to 2,000 UF to 225 UF per dwelling.

7.	Charge VAT tax on real estate transactions beginning in 2016. VAT tax is 19% in Chile.

8.	Extension of certain tax benefits and simplified accounting for companies with annual sales lower than 50,000 UF.

9.	Withholding tax on dividends paid to ADR holders remains unchanged at 35% with the statutory corporate tax rate paid by the company still available as credit to the withholding tax.

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

If these nations’ economic conditions deteriorate, the economy in Chile, as both a neighboring country and a trading partner, could also be affected and could experience slower growth than in recent years, with possible adverse impact on our borrowers and counterparties. If this were to occur, we would potentially need to increase our allowances for loan losses, thus affecting our financial results, our results of operations and the price of our securities. As of December 31, 2017, approximately 3.6% of our assets were held abroad. There can be no assurance that the ongoing effects of the global financial crisis will not negatively impact growth, consumption, unemployment, investment and the price of exports in Chile. Crises and political uncertainties in other Latin American countries could also have an adverse effect on Chile, the price of our securities or our business.

Chile has considerable economic ties with China, the United States and Europe. In 2017, approximately 27.5% of Chile’s exports went to China, mainly copper. China’s economy has grown at a strong pace in recent times, but a slowdown in economic activity in China may affect Chile’s GDP and export growth as well as the price of copper, which is Chile’s main export. Chile exported approximately 14.4% of total exports to the United States and 14.9% to Europe in 2017.

Chile is also involved in an international litigation with Bolivia regarding maritime borders. We cannot assure you that crises and political uncertainty in other Latin American countries will not have an adverse effect on Chile, the price of our securities or our business.

Fluctuations in the rate of inflation may affect our results of operations.

High levels of inflation in Chile could adversely affect the Chilean economy and have an adverse effect on our business, financial condition and results of operations. Extended periods of deflation could also have an adverse effect on our business, financial condition and results of operations. In 2009, Chile experienced deflation of 1.4% as the global economy contracted. In 2017, CPI inflation was 2.3% compared to 2.7% in 2016.

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

Year	Exchange rate (Ch$) at year end	Devaluation (Appreciation) (%)
2013	523.76	9.4
2014	607.38	16.0
2015	707.34	16.5
2016	667.29	(5.7)
2017	615.22	(7.8)
2018 (through March 22, 2018)	607.23	(1.3)

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

On November 20, 2013, the Chilean Congress approved new legislation to reduce the maximum rates that can be charged on loans. This new legislation is aimed at loans of less than UF50 (US$2,178) and between UF50 and UF 200 (U.S.$8,712) and with a term of more than 90 days, and thus includes consumer loans in installments, lines of credit and credit card lines. Previously, the maximum interest rate for loans of less than UF 200 and with a term of more than 90 days was calculated as the average rate of all transactions undertaken within the banking industry over the previous month of loans of less than UF 200 and with a term of more than 90 days, multiplied by a factor of 1.5. The objective was to lower the maximum rate to a level closer to the average interest rate for loans between UF 200 (US$8,712) to UF 5,000 (US$217,793) plus 14%, unless the flow of new loans in the industry decreases by 10%-20%, in which case the reduction will be partially or completely suspended until the next period. The average and maximum rates are published daily by the SBIF. By year-end 2017, the maximum rate for loans equal or lower than UF 50 (US$2,178) was 35.82%. The maximum rate for loans between UF 50 (US$2,178) and UF 200 (US$8,712) was 28.82%.

The SBIF and the Ministry of Finance have drafted a new General Banking Law that is expected to be approval by the Chilean Congress in 2018. Among other things, the new banking law is expected to include clearer guidelines for the adoption of Basel III regulations in Chile and new regulations regarding the SBIF’s corporate governance and its absorption by the newly created Comité de Mercado Financiero (CMF).

A change in labor laws in Chile or a worsening of labor relations in the Bank could impact our business.

As of December 31, 2017, on a consolidated basis, we had 11,068 employees. We have traditionally enjoyed good relations with our employees and their unions. Of the total headcount of us and our subsidiaries, 8,206 or 74.1% were unionized as of December 31, 2017. In February 2018, a new collective bargaining agreement was signed with the main unions ahead of schedule, which will come into effect on September 1, 2018 and which expires on August 31, 2021, though it may also be renegotiated ahead of schedule with the consent of management and the union. We generally apply the terms of our collective bargaining agreement to unionized and non-unionized employees. We have traditionally had good relations with our employees and their unions, but we cannot assure you that in the future, a strengthening of cross-industry labor movements will not materially and adversely affect our business, financial condition or results of operations.

Congress passed a new labor law in 2016 that became effective April 1, 2017. The main points included in this law are:

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

Issuers of securities in Chile are required to make public disclosures that are different from, and that may be reported under presentations that are not consistent with, disclosures required in other countries, including the United States. In particular, as a Chilean regulated financial institution, we are required to submit to the SBIF on a monthly basis unaudited consolidated balance sheets and income statements, excluding any note disclosure, prepared in accordance with Chilean Bank GAAP as issued by the SBIF. This disclosure differs in a number of significant respects from generally accepted accounting principles in the United States and information generally available in the United States with respect to U.S. financial institutions or IFRS. In addition, as a foreign private issuer, we are not subject to the same disclosure requirements in the United States as a domestic U.S. registrant under the Exchange Act, including the requirements to prepare and issue quarterly reports, the proxy rules applicable to domestic U.S. registrants under Section 14 of the Exchange Act or the insider reporting and short-swing profit rules under Section 16 of the Exchange Act. Accordingly, the information about us available to you will not be the same as the information available to shareholders of a U.S. company and may be reported in a manner that you are not familiar with.

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

Holders of ADSs are entitled to receive dividends on the underlying shares to the same extent as the holders of shares. Dividends received by holders of ADSs will be paid net of foreign currency exchange fees and expenses of the Depositary and will be subject to Chilean withholding tax, currently imposed at a rate of 37.0% (subject to credits in certain cases). If for any reason, including changes in Chilean law, the Depositary were unable to convert Chilean pesos to U.S. dollars, investors would receive dividends and other distributions, if any, in Chilean pesos.

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

Our ADSs are listed and traded on the NYSE. Our common stock is listed and traded on the Santiago Stock Exchange, the Chile Electronic Stock Exchange and the Valparaiso Stock Exchange, which we refer to collectively as the Chilean Stock Exchanges, although the trading market for the common stock is small by international standards. At December 31, 2017, we had 188,446,126,794 shares of common stock outstanding. The Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. According to Article 14 of the Ley de Mercado de Valores, Ley No. 18,045, or the Chilean Securities Market Law, the Superintendencia de Valores y Seguros, or the Superintendency of Securities and Insurance, may suspend the offer, quotation or trading of shares of any company listed on one or more Chilean Stock Exchanges for up to 30 days if, in its opinion, such suspension is necessary to protect investors or is justified for reasons of public interest. Such suspension may be extended for up to 120 days. If, at the expiration of the extension, the circumstances giving rise to the original suspension have not changed, the Superintendency of Securities and Insurance will then cancel the relevant listing in the registry of securities. In addition, the Santiago Stock Exchange may inquire as to any movement in the price of any securities in excess of 10% and suspend trading in such securities for a day if it deems necessary.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Overview

We are the largest bank in Chile in terms of total assets and loans. As of December 31, 2017, we had total assets of Ch$35,823,605 million (U.S.$58,075 million), outstanding loans, net of allowances for loan losses of Ch$ 26,772,544 million (U.S.$43,402 million), total deposits of Ch$19,682,111 million (U.S.$31,907 million) and equity of Ch$3,147,920 million (U.S.$5,103 million). As of December 31, 2017, we employed 11,068 people. We have a leading presence in all the major business segments in Chile, and the largest distribution network with national coverage spanning across all the country. We offer unique transaction capabilities to clients through our 385 branches and 926 ATMs. Our headquarters are located in Santiago and we operate in every major region of Chile.

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

Our principal executive offices are located at Bandera 140, 20th floor, Santiago, Chile. Our telephone number is +562-320-2000 and our website is www.santander.cl. None of the information contained on our website is incorporated by reference into, or forms part of, this Annual Report. Our agent for service of process in the United States is Puglisi & Associates, 850 Library Ave., Suite 204, Newark, DE  19711.

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

Recent Event

During the Ordinary Board Meeting of Banco Santander Chile, held on March 27, 2018, the following matters were agreed upon:

1.	Due to the resignation of the directors Mr. Roberto Méndez Torres and Mr. Roberto Zahler Mayanz, as of this date, the Board has announced the appointment of Mr. Félix de Vicente Mingo and Mr. Alfonso Gómez Morales, who will be incorporated as independent directors.

2.	Mr. Orlando Poblete Iturrate has been appointed as First Vice President and Mr. Oscar Von Chrismar Carvajal as the Second Vice President.

B. Business Overview

We have 385 total branches, 276 of which are operated under the Santander brand name, with the remaining branches under certain specialty brand names, including 51 under the Select brand name, 7 specialized branches for the Middle Market and 31 as auxiliary and payment centers. During 2017, we also opened 20 Santander Workcafés and completed the process of closing all branches under the Santander Banefe brand name. We provide a full range of financial services to corporate and individual customers. We divide our clients into the following groups: (i) Retail banking, (ii) Middle-market, (iii) Global Corporate Banking and (iv) Corporate Activities (“Other”).

The Bank has the reportable segments noted below (see “Segmentation Criteria” for further information):

Retail Banking

Consists of individuals and small to middle-sized entities (SMEs) with annual sales less than Ch$1,200 million (U.S.$1.9 million). This segment gives customers a variety of services, including consumer loans, credit cards, auto loans, commercial loans, foreign exchange, mortgage loans, debit cards, checking accounts, savings products, mutual funds, stock brokerage, and insurance brokerage. Additionally, the SME clients are offered government-guaranteed loans, leasing and factoring.

Middle-market

This segment serves companies and large corporations with annual sales exceeding Ch$1,200 million (U.S.$1.9 million). It also serves institutions such as universities, government entities, local and regional governments and companies engaged in the real estate industry who carry out projects to sell properties to third parties and annual sales exceeding Ch$800 million (U.S.$1.3 million) with no upper limit. The companies within this segment have access to many products including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, savings products, mutual funds, and insurance brokerage. Also, companies in the real estate industry are offered specialized services to finance projects, chiefly residential, with the aim of expanding sales of mortgage loans.

Global Corporate Banking

This segment consists of foreign and domestic multinational companies with sales over Ch$10,000 million (U.S.$16.2 million). The companies within this segment have access to many products including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, investments, savings products, mutual funds and insurance brokerage.

This segment also consists of a Treasury Division which provides sophisticated financial products, mainly to companies in the Middle-market segment and Global Corporate Banking. These include products such as short-term financing and fund raising, brokerage services, derivatives, securitization and other tailor-made products. The Treasury Division may act as broker to transactions and also manages the Bank’s trading fixed income portfolio.

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

The tables below show the Bank’s results by reporting segment for the year ended December 31, 2017, in addition to the corresponding balances of loans and accounts receivable from customers:

		For the year ended December 31, 2017
	Loans and accounts receivable from customers (1)	Net interest income	Net fee and commission income	Financial transactions, net (2)	Provision for loan losses	Support expenses (3)	Segment`s net contribution
	Ch$mn

Retail Banking	19,223,169	970,332	206,449	20,595	(293,956)	(534,970)	368,450
Middle-market	6,775,734	264,663	36,280	13,751	(19,235)	(91,882)	203,577
Global Corporate Banking	1,633,796	100,808	27,626	50,714	6,440	(62,685)	122,903
Other	83,215	(9,112)	8,708	44,692	4,496	(15,356)	33,428
Total	27,725,914	1,326,691	279,063	129,752	(302,255)	(704,893)	728,358

Other operating income							62,016
Other operating expenses and impairment							(74,057)
Income from investments in associates and other companies							3,963
Income tax expense							(145,031)
Net income for the year							575,249

(1) Corresponds to loans and accounts receivable from customers, without deducting their allowances for loan losses.

(2) Corresponds to the sum of the net income from financial operations and the foreign exchange profit or loss.

(3) Corresponds to the sum of personnel salaries and expenses, administrative expenses, depreciation and amortization.

Operations through Subsidiaries

Today, the General Banking Law permits us to directly provide the leasing and financial advisory services that we could formerly offer only through our subsidiaries, to offer investment advisory services outside of Chile and to undertake activities that we could not formerly offer directly or through subsidiaries, such as factoring, securitization, foreign investment funds, custody and transport of securities and insurance brokerage services. For the twelve–month period ended December 31, 2017, our subsidiaries collectively accounted for 1.2% of our total consolidated assets.

		Percent ownership share As of December 31,
		2017			2016			2015
Name of the Subsidiary	Main activity	Direct	Indirect	Total	Direct	Indirect	Total	Direct	Indirect	Total
		%	%	%	%	%	%	%	%	%
Santander Corredora de Seguros Limitada	Insurance brokerage	99.75	0.01	99.76	99.75	0.01	99.76	99.75	0.01	99.76
Santander Corredores de Bolsa Limitada(*)	Financial instruments brokerage	50.59	0.41	51.00	50.59	0.41	51.00	50.59	0.41	51.00
Santander Agente de Valores Limitada	Securities brokerage	99.03	-	99.03	99.03	-	99.03	99.03	-	99.03
Santander S.A. Sociedad Securitizadora	Purchase of credits and issuance of debt instruments	99.64	-	99.64	99.64	-	99.64	99.64	-	99.64

(*)	On June 19, 2015, Santander Corredores de Bolsa Limitada, our stock brokerage company changed its corporate structure to that of a limited liability company.

The following companies have been consolidated based on the determination that they are controlled by the Bank, in accordance with IFRS 10 Consolidated Financial Statements:

-	Santander Gestión de Recaudación y Cobranza Limitada (collection services)

-	Bansa Santander S.A. (management of repossessed assets and leasing of properties)

During 2015, Multinegocios S.A. (management of sales force), Servicios Administrativos y Financieros Limitada (management of sales force) and Multiservicios de Negocios Limitada (call center) have ceased rendering sales services to the Bank and the Bank no longer controls their relevant activities. Therefore, as of June 30, 2015, these entities have been excluded from our consolidated results.

In September 2017, Bansa Santander S.A. celebrated a legal cession of rights, which generated an income of Ch$20,663 million before tax (Ch$15,197 million net of taxes).

Competition

Overview

The Chilean financial services market consists of a variety of largely distinct sectors. The most important sector, commercial banking, includes a number of privately-owned banks and one public-sector bank, Banco del Estado de Chile (which operates within the same legal and regulatory framework as the private sector banks). The private-sector banks include local banks and a number of foreign-owned banks operating in Chile. The Chilean banking system is comprised of 20 banks, including one public-sector bank. The four largest banks accounted for 64.8% of all outstanding loans by Chilean financial institutions as of December 31, 2017 (excluding assets held abroad by Chilean banks).

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

The following tables set out certain statistics comparing our market position to that of our peer group, defined as the five largest banks in Chile in terms of total loans as of December 31, 2017 (excluding assets held by Chilean banks abroad).

	As of December 31, 2017, unless otherwise noted
	Market Share	Rank
Commercial loans	17.1%	2
Consumer loans	22.4%	1
Residential mortgage loans	20.7%	1
Total loans	19.0%	1
Deposits	17.3%	2
Credit card issued	15.5%	1
Checking accounts (1)	25.1%	1
Branches(1)	17.7%	1

Source: SBIF

(1)	As of November 2017, the latest available information

Loans

As of December 31, 2017, our loan portfolio was the largest among Chilean banks. Our loan portfolio, including interbank loans, represented 19.0% of the market for loans in the Chilean financial system as of such date. The following table sets forth our and our peer group’s market shares in terms of loans (excluding assets held by Chilean banks abroad).

	As of December 31, 2017 (Chilean Bank GAAP)
Loans	Ch$ million	U.S.$ million	Market Share
Santander-Chile	27,725,914	44,948	19.0%
Banco de Chile	25,848,904	41,905	17.7%
Banco del Estado de Chile	21,740,780	35,245	14.9%
Banco de Crédito e Inversiones	19,512,480	31,632	13.3%
Itaú Corpbanca	15,405,121	24,974	10.5%
Scotiabank Chile	10,448,237	16,938	7.1%
BBVA, Chile	9,724,985	15,766	6.6%
Others	15,843,909	25,685	10.8%
Chilean financial system	146,250,331	237,092	100.0%

Source: SBIF

Deposits

We had a 17.3% market share in deposits, ranking second among banks in Chile as of December 31, 2017. Deposit market share is based on total time and demand deposits as of the respective dates. The following table sets forth our and our peer group’s market shares in terms of deposits (excluding assets held by Chilean banks abroad).

	As of December 31, 2017 (Chilean Bank GAAP)
Deposits	Ch$ million	U.S.$ million	Market Share
Banco del Estado de Chile	23,016,163	37,312	20.2%
Santander-Chile	19,682,111	31,907	17.3%
Banco de Chile	18,983,484	30,775	16.6%
Banco de Crédito e Inversiones	14,525,225	23,547	12.7%
Itaú Corpbanca	9,832,856	15,940	8.6%
Scotiabank Chile	7,024,759	11,388	6.2%
BBVA, Chile	6,810,027	11,040	6.0%
Others	14,173,043	22,976	12.4%
Chilean financial system	114,047,668	184,887	100.0%

Source: SBIF.

Total equity

With Ch$3,108,063 million (U.S.$5,039 million) in equity in Chilean Bank GAAP as of December 31, 2017, we were the second largest commercial bank in Chile in terms of shareholders’ equity. The following table sets forth our and our peer group’s shareholders’ equity.

	As of December 31, 2017 (Chilean Bank GAAP)
Total Equity	Ch$ million	U.S.$ million	Market Share
Itaú Corpbanca	3,399,830	5,512	18.3%
Santander-Chile	3,108,063	5,039	16.7%
Banco de Chile	3,105,715	5,035	16.7%
Banco de Crédito e Inversiones	2,728,286	4,423	14.7%
Banco del Estado de Chile	1,654,457	2,682	8.9%
Scotiabank Chile	993,995	1,611	5.3%
BBVA, Chile	902,368	1,463	4.8%
Others	2,713,215	4,399	14.6%
Chilean financial system	18,605,929	30,163	100.0%

Source: SBIF.

Efficiency

As of December 31, 2017, we were the most efficient bank in our peer group. The following table sets forth our and our peer group’s efficiency ratio (defined as operating expenses as a percentage of operating revenue, which is the aggregate of net interest income, fees and income from services (net), net gains from mark-to-market and trading, exchange differences (net) and other operating income (net)) in each case under Chilean Bank GAAP.

Efficiency ratio as defined by the SBIF	As of December 31, 2017 (Chilean Bank GAAP)
Santander-Chile	43.0%
Banco de Chile	45.8%
Banco de Crédito e Inversiones	53.5%
Scotiabank Chile	51.5%
BBVA, Chile	53.4%
Banco del Estado de Chile	63.8%
Itaú Corpbanca	67.9%
Chilean financial system	52.6%

Source: SBIF.

Net income for the period attributable to equity holders

In 2017, we were the second largest bank in Chile in terms of net income attributable to shareholders of Ch$564,815 million (U.S.$916 million) measured under Chilean Bank GAAP. The following table sets forth our and our peer group’s net income.

	As of December 31, 2017 (Chilean Bank GAAP)
Net income attributable to equity holders	Ch$ million	U.S.$ million	Market Share
Banco de Chile	576,012	934	26.1%
Santander-Chile	564,815	916	25.6%
Banco de Crédito e Inversiones	371,403	602	16.9%
Banco del Estado de Chile	120,501	195	5.5%
BBVA, Chile	106,006	172	4.8%
Scotiabank Chile	103,299	167	4.7%
Itaú Corpbanca	57,447	93	2.6%
Others	361,807	587	16.4%
Chilean financial system	2,203,843	3,573	100.0%

Source: SBIF.

Return on equity

As of December 31, 2017, we were the most profitable bank in our peer group (as measured by return on period-end equity under Chilean Bank GAAP) and the fourth most capitalized bank as measured by the Chilean BIS ratio. The following table sets forth our and our peer group’s return on average equity and BIS ratio.

	Return on period-end equity as of December 31, 2017 (Chilean Bank GAAP)	BIS Ratio as of November 30, 2017 (Chilean Bank GAAP)
Santander-Chile	18.6%	13.5%
Banco de Chile	18.5%	14.5%
Banco de Crédito e Inversiones	13.6%	13.3%
Banco del Estado de Chile	8.0%	11.0%
BBVA, Chile	11.8%	12.1%
Itaú Corpbanca	1.6%	14.4%
Scotiabank Chile	11.5%	10.9%
Chilean Financial System	12.0%	13.6%

Source: SBIF.

Asset Quality

As of December 31, 2017, we had the second-highest non-performing loan to loan ratio in our peer group. The following table sets forth our and our peer group’s non-performing loan ratio as defined by the SBIF as of December 31, 2017.

Non-performing loans / total loans(1) as of December 31, 2017 (Chilean Bank GAAP)
Santander-Chile	2.30%
Banco de Chile	1.19%
Banco de Crédito e Inversiones	1.41%
Banco del Estado de Chile	3.09%
BBVA, Chile	1.18%
Itaú Corpbanca	2.26%
Scotiabank Chile	2.41%
Chilean financial system	1.95%

Source: SBIF.

(1)	Excluding interbank loans.

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

Financial Market Commission

In 2017, Law 21,000 created the Comisión para el Mercado Financiero or Financial Market Commission (FMC). The FMC would become the sole supervisor for the Chilean financial system overseeing insurance companies, companies with publicly traded securities, credit unions, credit card and prepaid card issuers, and eventually banks. It will be the responsibility of this commission to ensure the proper functioning, development and stability of the financial market, facilitating the participation of market agents and defending public faith in the financial markets. To do so, it must maintain a general and systemic vision of the market, considering the interests of investors and policyholders. Likewise, it shall be responsible for ensuring that the persons or entities audited, from their initiation until the end of their liquidation, comply with the laws, regulations, statutes and other provisions that govern them.

The Commission will be in charge of a Council, which will be composed of five members, who are appointed and are subject to the following rules:

•	A Commissioner appointed by the President of the Republic, of recognized professional or academic prestige in matters related to the financial system, which will have the character of President of the Commission.

•	Four commissioners appointed by the President of the Republic, from among persons of recognized professional or academic prestige in matters related to the financial system, by supreme decree issued through the Ministry of Finance, after ratification of the Senate by the four sevenths of its members in exercise, in session specially convened for that purpose.

The Council’s responsibilities include regulation, sanctioning and the definition of general supervision policies. In addition, there will be a prosecutor in charge of investigations and the Chairman will be responsible for supervision. The FMC will act in coordination with the Chilean Central Bank (BCCh).

The date of entry into operation of the Commission for the Financial Market was December 14, 2017. The Superintendency of Securities and Insurance will be eliminated on January 15, 2018 and all functions of this Superintendency will be absorbed by the FMC. Once the new General Banking Law is passed the SBIF will also be absorbed by the FMC. All current SBIF attributions would be transferred to the FMC.

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

Deposit Insurance

The Chilean government guarantees up to 90.0% of the principal amount of certain time and demand deposits and savings accounts held by natural persons with a maximum value of UF120 per person (Ch$3,215,777 or U.S.$5,227 as of December 31, 2017) per calendar year in the entire financial system.

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

Minimum Capital

Under the General Banking Law, a bank is required to have a minimum of UF800,000 (approximately Ch$21,439 million or U.S.$34.8 million as of December 31, 2017) of paid-in capital and reserves, calculated in accordance with Chilean Bank GAAP, regulatory capital of at least 8.0% of its risk weighted assets, net of required allowances, and paid in capital and reserves of at least 3.0% of its total assets, net of required allowances, as calculated in accordance with Chilean Bank GAAP.

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

Loan loss allowances

The main difference between Chilean bank GAAP and IFRS regarding loan loss allowances is that under Chilean Bank GAAP, these are calculated based on specific guidelines set by the SBIF, which are in turn based on an expected losses approach, and under IFRS, we use an incurred loss approach. The Bank has adjusted the Audited Consolidated Financial Statements accordingly. The SBIF has announced that it will not be adopting IFRS 9 in 2018. The most significant impact of IFRS 9 on the Bank´s financial statements arises from the new impairment requirements. Impairment losses will increase and become more volatile for financial instruments in the scope of the IFRS 9 impairment model. Based on the assessment undertaken to date, the total estimated adjustment (net of tax) of the adoption of IFRS 9 on the opening balance on the Bank's equity at 1 January 2018 is Ch$82,454 million (net of tax).

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

Provision for mandatory dividends

This provision is made in accordance with the Bank’s internal policy, pursuant to which at least 30% of net income for the period is distributed, except in the case of a contrary resolution adopted at the respective shareholders’ meeting by unanimous vote of the outstanding shares. While the Bank uses the same policy under Chilean GAAP and IFRS, the net income used to calculate the provision is adjusted in accordance with IFRS principles, however for the distribution of dividends, the Bank uses the net income according to Chilean GAAP.

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

United States Supervision and Regulation

Financial Regulatory Reform

Banking statutes and regulations are continually under review by the United States Congress. In addition to laws and regulations, the U.S. bank regulatory agencies may issue policy statements, interpretive letters and similar written guidance. Many changes have occurred as a result of the Dodd-Frank Act and its implementing regulations, most of which are now in place. More recently, President Trump issued an executive order in 2017 that sets forth principles for financial regulatory and legislative reform, and the Republican majority in Congress has also suggested an agenda for financial legislative reform. It is too early to assess whether there will be any major changes in the regulatory environment or merely a rebalancing of the post-financial crisis framework, but we will monitor these developments and assess their impact on our operations, if any.

Volcker Rule

Section 13 of the U.S. Bank Holding Company Act of 1956, as amended, and its implementing rules, (collectively, the “Volcker Rule”) prohibit “banking entities” from engaging in certain forms of proprietary trading or from sponsoring or investing in “covered funds,” in each case subject to certain exceptions. The Volcker Rule also limits the ability of banking entities and their affiliates to enter into certain transactions with covered funds with which they or their affiliates have certain relationships. Banking entities such as Santander-Chile and Santander Spain were required to bring their activities and investments into compliance with the requirements of the Volcker Rule by the end of the conformance period applicable to each requirement. Santander Spain has assessed how the Volcker Rule affects its businesses and subsidiaries, including Santander-Chile, and has brought its activities into compliance. The Group has adopted processes to establish, maintain, enforce, review and test the compliance program designed to achieve and maintain compliance with the Volcker Rule. The Volcker Rule contains exclusions and certain exemptions for market-making, hedging, underwriting, trading in U.S. government and agency obligations, as well as certain foreign government obligations, and trading solely outside the United States, and also permits certain ownership interests in certain types of funds to be retained. Santander Spain and its non-U.S. banking organization subsidiaries, including Santander-Chile, are largely able to continue their activities outside the United States in reliance on the “solely outside the U.S.” exemptions from the Volcker Rule. Those exemptions generally exempt proprietary trading, and sponsoring or investing in covered funds if, among other restrictions, the essential actions take place outside the United States and any transactions are not with U.S. persons.

On July 21, 2017 the five regulatory agencies charged with implementing the Volcker Rule announced the coordination of reviews of the treatment of certain foreign funds that are investment funds organized and offered outside of the United States and that are excluded from the definition of covered fund under the agencies' implementing regulations. Also in July 2017, the Federal Reserve issued guidelines for banking entities seeking an extension to conform certain “seeding” investments in covered funds to the requirements of the Volcker Rule.

The Volcker Rule and its implementing regulations are currently subject to financial reform developments in the United States, including a notice issued by the Office of the Comptroller of the Currency requesting public comment on potential changes to the regulations implementing the Volcker Rule and seeking specific recommendations on how the Volcker Rule regulations could be tailored in certain focus areas to enhance their effectiveness. Santander Spain will continue to monitor these developments and assess their impact on its operations, including those of Santander-Chile, as necessary.

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

The following activities are disclosed in response to Section 13(r) with respect to affiliates of Santander UK within the Group. During the period covered by this annual report:

(a)       Santander UK holds two savings accounts and one current account for two customers resident in the UK who are currently designated by the US under the Specially Designated Global Terrorist (SDGT) sanctions program. Revenues and profits generated by Santander UK on these accounts in the year ended December 31, 2017 were negligible relative to the overall profits of Banco Santander SA.

(b)       Santander UK holds two frozen current accounts for two UK nationals who are designated by the US under the SDGT sanctions program. The accounts held by each customer have been frozen since their designation and have remained frozen through 2017. The accounts are in arrears (£1,844.73 in debit combined) and are currently being managed by Santander UK Collections & Recoveries department. No revenues or profits were generated by Santander UK on these accounts in the year ended December 31, 2017.

(c) On September 6, 2017, Santander Brasil received a payment order in an amount of €1,603.00 in favor of a Brazilian recipient from an entity based in Turkey. Upon receipt of the supporting documentation, Santander Brasil became aware of the fact that the ultimate payer was actually Iran Water and Electrical Equipments Engineering Co., an entity based in Iran and controlled by the Iranian government. Santander Brasil therefore declined to process the transaction. The intended recipient of the funds obtained an order from the Court of Justice of the State of São Paulo (Tribunal de Justiça Estado de São Paulo) requiring Santander Brasil to process the payment. Santander Brasil complied with the court order and processed the payment accordingly. Revenues and profits generated by Santander Brasil on this transaction in the year ended December 31, 2017 were negligible relative to the overall profits of Banco Santander, S.A.

The Group also has certain legacy performance guarantees for the benefit of Bank Sepah and Bank Mellat (stand-by letters of credit to guarantee the obligations – either under tender documents or under contracting agreements – of contractors who participated in public bids in Iran) that were in place prior to April 27, 2007.

In the aggregate, all of the transactions described above resulted in gross revenues and net profits in the year ended December 31, 2017, which were negligible relative to the overall revenues and profits of Banco Santander, S.A. The Group has undertaken significant steps to withdraw from the Iranian market such as closing its representative office in Iran and ceasing all banking activities therein, including correspondent relationships, deposit taking from Iranian entities and issuing export letters of credit, except for the legacy transactions described above. The Group is not contractually permitted to cancel these arrangements without either (i) paying the guaranteed amount (in the case of the performance guarantees), or (ii) forfeiting the outstanding amounts due to it (in the case of the export credits). As such, the Group intends to continue to provide the guarantees and hold these assets in accordance with company policy and applicable laws.

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

The chart below sets forth the names and areas of responsibility of our senior managers as of March 27, 2018.

D. Property, Plant and Equipment

We are domiciled in Chile and own our principal executive offices located at Bandera 140, 20th floor, Santiago, Chile. At December 31, 2017, we owned the locations at which 24.9% of our branches were located. The remaining branches operate at rented locations. We believe that our existing physical facilities are adequate for our needs.

Main properties as of December 31, 2017	Number
Central Offices
Owned	4
Rented	5
Total	9

Branches
Owned	96
Rented	289
Total	385

Other property(1)
Owned	54
Rented	5
Total	59

(1)       Consists mainly of parking lots, mini-branches and property owned by our subsidiaries.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Accounting Standards Applied in 2017

Santander-Chile is a Chilean bank and maintains its financial books and records in Chilean pesos and prepares its consolidated financial statements in accordance with IFRS as issued by the IASB in order to comply with requirements of the SEC. As required by the General Banking Law, which subjects Chilean banks to the regulatory supervision of the SBIF, and which mandates that Chilean banks abide by the accounting standards stipulated by the SBIF, our locally-filed consolidated financial statements have been prepared in accordance with Chilean Bank GAAP as issued by the SBIF. The accounting principles issued by the SBIF are substantially similar to IFRS but there are some exceptions, as described in Item 4. Therefore, our locally-filed consolidated financial statements have been adjusted according to IFRS as issued by the IASB.

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

Allowance for loan losses

The Bank records its allowances following its internal models for the recording of incurred losses. These models have been approved by the Board. To establish impairment losses, the Bank carries out an evaluation of outstanding loans and accounts receivable from customers, as detailed below:

•	Individual assessment of debtors: when debtors are recorded as individually significant, i.e., when they have significant debt levels or, even for those that do not have these levels, could be classified in a group of financial assets with similar credit risk features and who, due to the size, complexity or level of exposure, require detailed information. See “Item 5. Operating and Financial Review and Prospects—C. Selected Statistical Information—Classification of Loan Portfolio—Classification of Loan Portfolio—Credit Approval: Loans approved on an individual basis” and “Note 1—Summary of Significant Accounting Policies—(p) Provisions for loan losses” of our Audited Consolidated Financial Statements.

•	Group assessment of debtors: when there is no evidence of impairment for individually-assessed debtors and debtors with loans grouped collectively—whether or not significant—the Bank groups debtors with similar credit risk features and assesses them for impairment. Debtors individually assessed for impairment and for whom a loss due to impairment has been recorded, are not included in the group assessment of impairment. See “Item 5. Operating and Financial Review and Prospects—C. Selected Statistical Information—Classification of Loan Portfolio—Classification of Loan Portfolio—Credit Approval: Loans approved on a group basis” and “Note 1—Summary of Significant Accounting Policies—(p) Provisions for loan losses” of our Audited Consolidated Financial Statements.

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

These techniques are significantly influenced by the assumptions used, including the discount rate, the estimates of future cash flows and prepayment expectations. See “Note 36— Fair value of financial assets and liabilities” in our Audited Consolidated Financial Statements.

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

The Bank evaluates available-for-sale financial assets with unrealized losses as of the end of each period and concludes if these were impaired. This review consists of evaluating the economic reasons for any declines, the credit ratings of the securities’ issuers, and the Bank’s intention and ability to hold the securities until the unrealized loss is recovered. See “Note 10— Available for sale investments” in our Audited Consolidated Financial Statements.

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

Provisions - contingent liabilities

Provisions related to contingencies associated to pending signature of contracts, potential clients and other administrative claims, operational risk arise from financial transactions, potential property tax associated to leasing contracts are quantified using the best available information of uncertain future events that are not wholly within control of the Bank. These are reviewed and adjusted at each reporting date. See “Note 20—Provisions” of our Audited Consolidated Financial Statements.

A. Operating Results

Chilean Economy

All of our operations and substantially all of our customers are located in Chile. Accordingly, our financial condition and results of operations are substantially dependent upon economic conditions prevailing in Chile. In 2017, the Chilean economy grew approximately 1.5% compared to 1.3% in 2016 and 2.3% in 2015. In the same period, the Central Bank of Chile reported that internal demand increased 3.1% compared to an increase of 1.3% in 2016 and an increase of 2.5% in 2015. The growth of internal demand was led by growth of total consumption, which was up 2.7% while growth in the mining sector contracted due to low levels of investment in this sector despite a recovery in copper prices.

As of December 2017, the unemployment rate was 6.4% compared to 6.1% in 2016 and 5.8% in 2015. The exchange rate appreciated in 2017 by 7.8% compared to an appreciation of 5.7% in 2016. As a result of this appreciation of the peso, CPI inflation reached 2.3% in 2017 compared to 2.7% in 2016 and 4.4% in 2015. Given the slower economic growth in 2016 and the lower inflation rate, the Central Bank reduced its mandatory policy rate to 2.5% during 2017. Economic activity is expected to increase by approximately 3.5% in 2018, led by a higher level of investment fueled by a growing world economy.

The growth of the Chilean banking sector evolved in line with overall economic developments, with an increase in the volume of loans and deposits. Total loans as of December 31, 2017 in the Chilean financial system were Ch$146,250,331 million (U.S.$237 billion), excluding loans held by subsidiaries of Chilean banks abroad, grew 4.3% in 2017. Total customer deposits (defined as time deposits plus checking accounts), excluding deposits held by subsidiaries of Chilean banks abroad grew 3.8% in 2017 and totaled Ch$114,047,668 million (U.S.$185 billion) as of December 31, 2017. The non-performing loan (defined as loans with an installment that is at least 90 days past-due) to total loans ratio remained stable at year end for both 2017 and 2016 at 1.9%.

Impact of inflation

Our assets and liabilities are denominated in Chilean pesos, Unidades de Fomento (UF) and foreign currencies. Inflation impacts our results of operations as some loan and deposit products are contracted in UF. The UF is revalued in monthly cycles. Each day in the period beginning on the tenth day of the current month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect a proportionate amount of the change in the Chilean Consumer Price Index during the prior calendar month. One UF equaled Ch$26,798.14 at December 31, 2017, Ch$26,347.98 at December 31, 2016 and Ch$25,629.09 at December 31, 2015. High levels of inflation in Chile could adversely affect the Chilean economy and could have an adverse effect on our business, financial condition and results of operations. Negative inflation rates also negatively impact our results. Inflation measured as the annual variation of the UF was 1.7% in 2017, 2.8% in 2016 and 4.1% in 2015. There can be no assurance that Chilean inflation will not change significantly from the current level. Although we currently benefit from moderate levels of inflation, due to the current structure of our assets and liabilities (i.e., a significant portion of our loans are indexed to the inflation rate, but there are significantly less features in deposits and other funding sources that would increase the size of our funding base), there can be no assurance that our business, financial condition and result of operations in the future will not be adversely affected by changing levels of inflation. In summary:

•	UF-denominated assets and liabilities. The effect of any changes in the nominal peso value of our UF-denominated interest earning assets and interest-bearing liabilities is reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest income and expense, respectively. Our net interest income will be positively affected by an inflationary environment to the extent that our average UF-denominated interest earning assets exceed our average UF-denominated interest-bearing liabilities. Our net interest income will be positively affected by deflation in any period in which our average UF-denominated interest-bearing liabilities exceed our average UF-denominated interest earning assets. Our net interest income will be negatively affected in a deflationary environment if our average UF-denominated interest earning assets exceed our average UF-denominated interest-bearing liabilities.

•	Inflation and interest rate hedge. A key component of our asset and liability policy is the management of interest rate risk. The Bank’s assets generally have a longer maturity than our liabilities. As the Bank’s mortgage portfolio grows, the maturity gap tends to rise as these loans, which are contracted in UF, have a longer maturity than the average maturity of our funding base. As most of our long term financial instruments and mortgage loans are contracted in UF and most of our deposits are in nominal pesos, the rise in mortgage lending increases the Bank’s exposure to inflation and to interest rate risk. The size of this gap is limited by internal and regulatory guidelines in order to avoid excessive potential losses due to strong shifts in interest rates. In order to keep this duration gap below regulatory limits, the Bank issues long term bonds denominated in UF or interest rate swaps. The financial cost of the bonds and the efficient part of these hedges is recorded as net interest income. In 2017, the loss from the swaps taken in order to hedge mainly for inflation and interest rate risk and included in net interest income totaled a gain of Ch$15,408 million compared to a loss of Ch$42,420 million in 2016 and of Ch$107,867 million in 2015. The average gap between our interest earnings assets and total liabilities linked to the inflation, including hedging, was Ch$4,340,626 million in 2017, Ch$4,659,534 million in 2016 and Ch$3,507,250 million in 2015. Therefore, our sensitivity to a 100 basis point shift in UF inflation considering our year end gap would be approximately Ch$43 billion.

•	The financial impact of the gap between our interest earning assets and liabilities denominated in UFs including hedges was in the results of the Bank Ch$73,050 million in 2017, Ch$133,702 million in 2016 and Ch$130,666 million in 2015. The 45.4% decrease in the results from our UF gap was due to a lower UF inflation rate in 2017 compared to 2016, which was managed by a lower UF gap.

	As of December 31,			% Change	% Change
Impact of inflation on net interest income	2017	2016	2015	2017/2016	2016/2015
	(in millions of Ch$)
Results from UF GAP (1)	73,050	133,702	130,666	(45.4%)	2.3%
Annual UF inflation	1.7%	2.8%	4.1%

(1)	UF GAP is net interest income from asset and liabilities denominated in UFs and include the results from hedging the size of this gap via interest rate swaps.

•	Peso-denominated assets and liabilities. Interest rates prevailing in Chile during any period primarily reflect the inflation rate during the period and the expectations of future inflation. The sensitivity of our peso-denominated interest earning assets and interest-bearing liabilities to changes to such prevailing rates varies. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Interest Rates.” We maintain a substantial amount of non-interest-bearing peso-denominated demand deposits. Because such deposits are not sensitive to inflation, any decline in the rate of inflation would adversely affect our net interest margin on inflation indexed assets funded with such deposits, and any increase in the rate of inflation would increase the net interest margin on such assets. The ratio of the average of such demand deposits and average shareholder’s equity to average interest-earning assets was 29.8%, 29.0%, and 29.9% for the years ended December 31, 2017, 2016, and 2015, respectively.

Interest Rates

Interest rates earned and paid on our assets and liabilities reflect, to a certain degree, inflation, expectations regarding inflation, changes in short term interest rates set by the Central Bank and movements in long term real rates. The Central Bank manages short term interest rates based on its objectives of balancing low inflation and economic growth. Because our liabilities are generally re-priced sooner than our assets, changes in the rate of inflation or short-term rates in the economy are reflected in the rates of interest paid by us on our liabilities before such changes are reflected in the rates of interest earned by us on our assets. Therefore, when short term interest rates fall, our net interest margin is positively impacted, but when short term rates increase, our interest margin is negatively affected. At the same time, our net interest margin tends to be adversely affected in the short term by a decrease in inflation rates since generally our UF-denominated assets exceed our UF-denominated liabilities. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Impact of Inflation—Peso-denominated assets and liabilities.” An increase in long term rates has a positive effect on our net interest margin, because our interest earning assets generally have longer terms than our interest-bearing liabilities. In addition, because our peso-denominated liabilities have relatively short re-pricing periods, they are generally more responsive to changes in inflation or short-term rates than our UF-denominated liabilities. As a result, during periods when or expected inflation exceeds the previous period’s inflation, customers often switch funds from UF-denominated deposits to peso-denominated deposits, which generally bear higher interest rates, thereby adversely affecting our net interest margin.

Foreign Exchange Fluctuations

The Chilean government’s economic policies and any future changes in the value of the Chilean peso against the U.S. dollar could adversely affect our financial condition and results of operations. The Chilean peso has been subject to significant devaluation in the past and may be subject to significant fluctuations in the future. The Central Bank exchange rate appreciated 7.8% in 2017 and 5.7% in 2016. See “Item 3. Key Information—A. Selected Financial Data—Exchange Rates.” A significant portion of our assets and liabilities are denominated in foreign currencies, principally the U.S. dollar, and we historically have maintained and may continue to maintain material gaps between the balances of such assets and liabilities. Our current strategy is not to maintain a significant difference between the balances of our assets and liabilities in foreign currencies. In 2017, 2016 and 2015, the Bank, usually in its spot position, held more liabilities than assets in foreign currencies, mainly the U.S. dollar, as a result of an ample supply of U.S. dollar deposits from companies that receive export revenues, foreign correspondent bank loans and bonds issued abroad. This difference is usually hedged using forwards and cross-currency swaps. Including derivatives, the Bank seeks to run no foreign currency risk in its non-trading balance sheet. Because such assets and liabilities, as well as interest earned or paid on such assets and liabilities, and gains and losses realized upon the sale of such assets, are translated to Chilean pesos in preparing our financial statements, our reported income is affected by changes in the value of the Chilean peso relative to foreign currencies (principally the U.S. dollar). The translation gain or loss over assets and liabilities (excluding derivatives held for trading) and derivatives accounted under hedge accounting standards are included as foreign exchange transactions in the income statement. The translation and mark-to-market of foreign currency derivatives held for trading is recognized as a gain or loss in the net results from mark-to-market and trading. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—E. Market Risks—Foreign exchange fluctuations” for more detail on the Bank’s exposure to foreign currency.

The Bank also uses a sensitivity analysis with both internal limits and regulatory limits to seek to manage the potential loss in net interest income resulting from fluctuations of interest rates on U.S. dollar denominated assets and liabilities and a VaR model to limit foreign currency trading risk.

We also set an absolute limit on the size of Santander-Chile’s consolidated net foreign currency trading position. As of December 31, 2017, the net difference between assets and liabilities in foreign currency was a net asset position of U.S.$186.4 million. The average gap, be it a net asset or liability position in foreign currency, in 2017 was U.S.$92.3 million. Both figures include derivatives used to hedge foreign currency risk. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Volume limits.” The limit on the size of the net foreign currency position is determined by the Asset and Liability Committee and is calculated and monitored by our Market Risk and Control Department.

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

Under IFRS 8, the Bank has aggregated operating segments with similar economic characteristics according to the aggregation criteria specified in the standard. A reporting segment consists of clients that are offered differentiated but, considering how their performance is measured, homogenous services based on IFRS 8 aggregation criteria, thus they form part of the same reporting segment. The clients included in each business segment are constantly revised and reclassified if a client no longer meets the criteria for the segment they are in and transferred to a different CODM. Therefore, variations of loan volumes and profit and loss items reflect business trends as well as client migration effects. Overall, this aggregation has no significant impact on the understanding of the nature and effects of the Bank’s business activities and the economic environment.

The Bank’s reportable segments are (i) Retail banking, (ii) Middle-market, (iii) Global Corporate Banking and (iv) Corporate Activities (“Other”). See “Note 3—Reporting Segments” of our Audited Consolidated Financial Statements for more information.

Results of Operations for the Years Ended December 31, 2017, 2016 and 2015

The following discussion is based upon and should be read in conjunction with the Audited Consolidated Financial Statements. The Audited Consolidated Financial Statements have been prepared in accordance with IFRS as issued by the IASB. The following table sets forth the principal components of our net income for the years ended December 31, 2017, 2016 and 2015.

	2017	2017	2016	2015
CONSOLIDATED INCOME STATEMENT DATA	(ThU.S.$)(1)	(Ch$ million)			% Change 2017/2016	% Change 2016/2015
IFRS:
Interest income and expense
Interest income	3,337,028	2,058,446	2,137,044	2,085,988	(3.7%)	2.4%
Interest expense	(1,186,277)	(731,755)	(855,678)	(830,782)	(14.5%)	3.0%
Net interest income	2,150,751	1,326,691	1,281,366	1,255,206	3.5%	2.1%
Fees and income from services
Fees and commission income	738,523	455,558	431,184	402,900	5.7%	7.0%
Fees and commission expense	(286,123)	(176,495)	(176,760)	(165,273)	(0.1%)	7.0%
Total net fees and commission income	452,400	279,063	254,424	237,627	9.7%	7.1%
Financial transactions, net
Net income (expense) from financial operations	4,533	2,796	(367,034)	(457,897)	(100.8%)	(19.8%)
Net foreign exchange gain	205,813	126,956	507,392	603,396	(75.0%)	(15.9%)
Financial transactions, net	210,346	129,752	140,358	145,499	(7.6%)	(3.5%)
Other operating income	100,537	62,016	6,427	6,439	864.9%	(0.2%)
Net operating profit before provision for loan losses	2,914,034	1,797,522	1,682,575	1,644,771	6.8%	2.3%
Provision for loan losses	(489,998)	(302,255)	(342,083)	(399,277)	(11.6%)	(14.3%)
Net operating profit	2,424,036	1,495,267	1,340,492	1,245,494	11.5%	7.6%
Operating expenses
Personnel salaries and expenses	(643,539)	(396,967)	(395,133)	(387,063)	0.5%	2.1%
Administrative expenses	(373,029)	(230,103)	(226,413)	(220,531)	1.6%	2.7%
Depreciation and amortization	(126,162)	(77,823)	(65,359)	(53,614)	19.1%	21.9%
Impairment of property, plant and equipment	(9,150)	(5,644)	(234)	(21)	2312.0%	1014.3%
Other operating expenses	(110,907)	(68,413)	(68,902)	(58,729)	(0.7%)	17.3%
Total operating expenses	(1,262,787)	(778,950)	(756,041)	(719,958)	3.0%	5.0%
Net Operating income	1,161,249	716,317	584,451	525,536	22.6%	11.2%
Income from investments in associates and other companies	6,425	3,963	3,012	2,588	31.6%	16.4%
Income before tax	1,167,674	720,280	587,463	528,124	22.6%	11.2%
Income tax expense	(235,116)	(145,031)	(109,031)	(76,395)	33.0%	42.7%
Consolidated Net income for the year	932,558	575,249	478,432	451,729	20.2%	5.9%
Net income for the year attributable to:
Equity holders of the Bank	912,379	562,801	476,067	448,466	18.2%	6.2%
Non-controlling interests	20,180	12,448	2,365	3,263	426.3%	(27.5%)

(1)	Amounts stated in U.S. dollars at and for the year ended December 31, 2017 have been translated from Chilean pesos at the exchange rate of Ch$616.85 = U.S.$1.00 as of December 31, 2017. See “Item 3. Key Information—A. Selected Financial Data—Exchange Rates” for more information on exchange rate.

Results of operations for the years ended December 31, 2017 and 2016. Consolidated net income for the year ended December 31, 2017 increased 20.2% to Ch$575,249 million. Our return on annualized average equity was 19.2% in 2017 compared to 16.8% in 2016.

In 2017, net operating profit before loan losses was Ch$1,797,522 million, an increase of 6.8% compared to 2016. Our net interest income increased 3.5% to Ch$1,326,691 million in 2017 compared to 2016.

Our net interest income increased 3.5% in 2017 compared to 2016. Our net interest margin remained stable at 4.3% in 2017 compared to 2016. The negative impact of lower inflation was offset by a higher yielding loan mix and lower funding costs as short-term interest rates declined in the year.

Net fees and commission income increased 9.7% to Ch$279,063 million in the twelve-month period ended December 31, 2017 compared to the same period in 2016. In 2017, the Bank continued to experience positive client base and product usage growth. Fees from Retail banking increased 4.9% in 2017 compared to 2016. Total retail clients with a checking account increased 5.6% to 896,144. This has led to high fee growth among retail bank clients, especially cards, insurance brokerage, brokerage of asset management products and checking accounts. The 17.6% increase in fees from the Middle-market segment was mainly due to the positive expansion of business volumes in this segment from greater client loyalty and product usage. Also, this segment’s client base grew as SME clients graduated into this segment. Fees from the Global corporate banking segment increased 10.2% in 2017 compared to 2016, mainly due to cash management services, financial advisory and investment banking fees.

Total financial transactions, net, which is the sum of net income from financial operations and foreign exchange gain (loss), totaled Ch$129,752 million in the year ended December 31, 2017, a decrease of 7.6% compared to the same period in 2016. These results include the results of our Treasury Division’s transactions with customers, as well as the results of our non-client treasury operations, mainly the Financial Management Division. Client treasury services totaled Ch$82,039 million, a decrease of 8.6% compared to 2016. The results from client treasury products and market-making mainly include the results from the sale of derivatives, foreign exchange and fixed income instruments to our client base. In 2017, the results from client treasury products decreased 2.0%. The appreciation of the peso and lower market volatility led to lower demand for hedging from our Corporate and Middle-market clients. The results from market-making with client services decreased 23.7% in 2017, mainly due to a decrease in business volumes of tailor-made treasury services and cash management sold to specific corporate clients. These results may vary year-to-year as some large operations with corporate clients may not be repeated in subsequent years.

The results from non-client treasury income decreased 5.7% and totaled a gain of Ch$47,713 million in 2017 compared to Ch$50,572 million in 2016. These results include the income from sale of loans, including charged-off loans, proprietary trading and the results from our Financial Management Division. In 2017, income from the Bank’s Financial Management Division decreased 3.1% to Ch$45,018 million. This decrease in results was mainly due to lower realized gains from our available-for-sale portfolio.

Other operating income totaled a gain of Ch$62,016 million in the year ended December 31, 2017, a 864.9% increase compared to 2016 mainly due to (i) an increase of 100.2% in the income from the assets received in lieu of payment and the recovery of assets previously charged-off, which totaled Ch$ 3,330 million in 2017 (ii) a reversal of provisions for non-credit contingencies and (iii) an extraordinary income from the sale of property for Ch$20,663 million from the sale of repossessed assets by Bansa S.A., a company that is consolidated by the Bank due to control, but not owned. For the purposes of consolidation, this one-time income forms part of the net income attributable to minority interest and has no impact on net income attributable to shareholders or shareholders’ equity.

Provisions for loan losses, net of recoveries totaled Ch$302,255 million in 2017 and decreased 11.6% compared to the amount of provisions recorded in 2016. Net provisions expense from retail banking decreased 9.2% in 2017 compared to 2016. This is in line with our strategy of focusing on higher income clients, net of risk for loans for individuals which has led to less provisions for loan losses and the reversal of provision due to the calibration of the consumer provisioning model. This was partially offset by the negative impact of slower economic growth and rising unemployment on consumer asset quality and the greater provision expense recognized in commercial loans analyzed on a group basis due to the recalibration of the provisioning model.

Net provision expense from the Middle-market segment decreased by 28.1% in 2017 due to the improvement in asset quality, compensated by an increase of 5.9% in the loan portfolio.

Net provision expense from Global corporate banking totaled a release of provisions of Ch$6,440 million, a 15.0% decrease from the release of provisions in 2016 due to a 23.0% decrease in the loan portfolio in this segment as the Bank focused on non-lending products, such as cash management, that generate a higher return than lending in this segment.

As a result of the factors mentioned above, net operating profit increased 11.5% in 2017 compared to 2016 and totaled Ch$1,495,267 million.

Operating expenses in the year ended December 31, 2017 increased 3.0% compared to the corresponding period in 2016. The efficiency ratio was 44.3% in 2017, 44.9% in 2016 and 43.8% in 2015.

The 0.5% increase in personnel salaries and expenses was below the CPI inflation of 2.3%, even though all salaries are indexed to inflation pursuant to the collective bargaining agreement. This was mainly due to the 2.5% reduction in headcount in December 2017.

Administrative expenses increased 1.6% in the year ended December 31, 2017 compared to the corresponding period in 2016, mainly due to IT investments to develop the Bank’s digital platform, which is allowing the Bank to consolidate the branches and create efficiencies in the long term. This has led to a 11.3% decrease in the number of branches in the period. The Bank has also been reducing the ATM network from 1,295 to 926.

Depreciation and amortization expense increased 19.1% in 2017 compared to 2016 and totaled Ch$77,823 million. This expense is in line with the greater investments in software, hardware and other equipment that the Bank has invested in as it modernizes its branch network and systems. This has also led to an increase in impairment charges to Ch$ 5,644 million in 2017 compared to Ch$234 million in 2016 mainly related to obsolete fixed asset in remodeled branches.

Other operating expenses were Ch$68,413 million in 2017, a 0.7% decrease compared to 2016. This was mainly due to lower operational charge-offs.

Total income tax expense by the Bank in 2017 totaled Ch$145,031 million, a 33.0% increase compared to 2016. The Bank paid an effective tax rate of 20.1% in 2017 compared to 18.6% in 2016. The higher effective tax rate was mainly due to the fact that the statutory corporate tax rate increased from 24.0% in 2016 to 25.5% in 2017.

Net interest income

	Year ended December 31,			% Change
	2017	2016	2015	2017/2016	2016/2015
	(in millions of Ch$, except percentages)
Retail banking	970,332	931,105	873,026	4.2%	6.7%
Middle-market	264,663	244,960	229,812	8.0%	6.6%
Total commercial banking	1,234,995	1,176,065	1,102,838	5.0%	6.6%
Global corporate banking	100,808	95,105	85,553	6.0%	11.2%
Total reporting segments	1,335,803	1,271,170	1,188,391	5.1%	7.0%
Other (1)	(9,112)	10,196	66,815	(189.4%)	(84.7%)
Net interest income	1,326,691	1,281,366	1,255,206	3.5%	2.1%
Average interest-earning assets	30,595,059	29,671,311	28,523,005	3.1%	4.0%
Average non-interest-bearing demand deposits	6,117,644	5,753,622	5,719,889	6.3%	0.6%
Net interest margin (2)	4.34%	4.32%	4.40%
Average shareholders’ equity and average non-interest-bearing demand deposits to total average interest-earning assets	29.8%	29.0%	29.9%

(1)	Consists mainly of net interest income from the Financial Management Division and the cost of funding our fixed income trading portfolio. Each segment obtains funding from its clients. Any surplus deposits are transferred to the Financial Management Division, which in turn makes such excess available to other areas that need funding. The Financial Management Division also sells the funds it obtains in the institutional funding market at a transfer price equal to the market price of the funds. This segment also includes intra-segment income and activities not assigned to a given segment or product line.

(2)	Net interest margin is net interest income divided by average interest-earning assets.

For the years ended December 31, 2017 and 2016 our net interest income totaled Ch$1,326,691 million in the year ended December 31, 2017, an increase of 3.5% from Ch$1,281,366 million in 2016. Average interest earning assets increased 3.1% in the same period, driven mainly by lending in the Retail banking and Middle-market segments. While net interest income from our reporting segments grew 5.1% during 2017 driven by loan growth, a higher yielding loan mix and cheaper funding mix, the total net interest margin remained stable at 4.3% due to the lower UF inflation in 2017. Because the Bank has more interest earning assets indexed to the UF than interest bearing liabilities, any decline in inflation adversely affects our net interest margin. The lower inflation rate in 2017 compared to 2016 caused our average nominal interest rate earned on interest earning assets indexed to the UF to decrease from 6.6% in 2016 to 5.4% in 2017.

The average nominal interest rate for interest earning assets denominated in pesos decreased from 9.9% in 2016 to 9.6% in 2017 due to the decrease in the Central Bank’s short-term rate during the year which also led to a lower cost of funding with the average nominal rate for interest bearing liabilities denominated in pesos decreasing from 4.7% in 2016 to 3.6% in 2017.

Average nominal interest rate earned on interest earning assets	2017	2016	2015
Ch$	9.6%	9.9%	9.6%
UF	5.4%	6.6%	7.6%
Foreign currencies	2.7%	2.1%	1.8%
Total	6.7%	7.2%	7.3%

The average rate paid on our interest bearing liabilities decreased to 3.3% in 2017 from 3.9% in 2016. This was mainly due to a lower rate paid on UF denominated liabilities as a result of the lower UF inflation in the year, which decreased to 4.4% in 2017 compared to 5.6% in 2016. This partially offset the negative impact of inflation on the interest earning assets. The decrease in the average rate paid on interest bearing liabilities was also due to the effect of the decrease in the short term central bank rates on peso denominated liabilities.

Average nominal interest rate paid on interest bearing liabilities	2017	2016	2015
Ch$	3.6%	4.7%	4.4%
UF	4.4%	5.6%	7.2%
Foreign currencies	1.5%	1.1%	1.3%
Total	3.3%	3.9%	4.0%

The changes in net interest income by segment in 2017 as compared to 2016 were as follows:

•	Net interest income from Retail banking increased 4.2%, mainly as a result of the 3.3% increase in loan volumes in this segment, lower funding costs and an increase in the average yield obtained over consumer loans from 13.9% in 2016 to 14.9% in 2017.

•	Net interest income from the Middle-market segment increased 8.0% in 2016, higher than the loan growth of 5.9% in this segment due to improvements in funding costs. Loan growth has been more selective, focusing on the potential return net of risk with a focus on cash management which is positive for margin growth, such as the spread between the rate on deposits and the Central Bank rate.

•	The focus for Global corporate banking was on growth of non-lending products especially cash management which generates a higher return than lending in this segment. This led to an increase in net interest income of 6.0% in 2017 despite a 23.0% decrease in loan volumes as a result of lower loan demand due to the slower economy and the Bank avoiding growth in low yielding loans.

•	Other net interest income consists mainly of net interest income from the Bank’s ALCO, which includes the available-for-sale investment portfolio, deposits in the Central Bank, the financial cost of supporting our cash position and investment portfolio for trading, the interest income from which is recognized as net income from financial operations and not interest income. The result of the Bank’s inflation gap is also included in this line. The net interest income included as “other” decreased from a gain of Ch$10,196 million in 2016 to a loss of Ch$9,112 million in 2017. This was due to the lower inflation rate in 2017. As the Bank has more assets than liabilities linked to inflation when inflation decreases, margins also decrease. Other interest income also includes the cost of liquidity which is a net interest expense for the Bank.

The following table shows our balances of loans and accounts receivable from customers and interbank loans by segment at the dates indicated.

	At December 31,			% Change
	2017	2016	2015	2017/2016	2016/2015
	(in millions of Ch$, except percentages)
Retail banking	19,223,169	18,604,936	17,034,707	3.3%	9.2%
Middle-market	6,775,734	6,396,376	6,006,282	5.9%	6.5%
Global corporate banking	1,633,796	2,121,513	2,178,643	(23.0%)	(2.6%)
Other (1)	83,215	83,606	81,125	(0.5%)	3.1%
Total loans	27,715,914	27,206,431	25,300,757	1.9%	7.5%

(1)	Includes interbank loans.

For the years ended December 31, 2016 and 2015. Our net interest income totaled Ch$1,281,366 million in the year ended December 31, 2016, an increase of 2.1% from Ch$1,255,206 million in 2015. Average interest earning assets increased 4.0% in the same period, driven mainly by lending in the Retail banking and Middle-market segments. While interest income from our reporting segments grew 7.0% during 2016, net interest margin in 2016 decreased to 4.3% compared to 4.4% in 2015 due to the lower UF inflation in 2016. Because the Bank has more interest earning assets indexed to the UF than interest bearing liabilities, the lower inflation rate in 2016 compared to 2015 caused our average nominal interest rate earned on interest earning assets indexed to the UF to decrease from 7.6% in 2015 to 6.6% in 2016.

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

Fee and commission income

For the years ended December 31, 2017 and 2016. Net fees and commission income increased 9.7% to Ch$279,063 million in the twelve-month period ended December 31, 2017 compared to the same period in 2016. The following table sets forth certain components of our income from services (net of fees paid to third parties directly connected to providing those services, principally fees relating to credit card processing and ATM network administration) in the years ended December 31, 2017, 2016, and 2015.

	Year ended December 31,			% Change
	2017	2016	2015	2017/2016	2016/2015
	(in millions of Ch$)
Credit, debit and ATM cards	51,982	52,057	46,066	(0.1%)	13.0%
Collections	44,312	31,376	30,399	41.2%	3.2%
Insurance brokerage	36,430	40,882	39,252	(10.9%)	4.2%
Letters of credit	33,882	35,911	35,276	(5.7%)	1.8%
Checking accounts	31,901	31,540	30,291	1.1%	4.1%
Custody and brokerage services	9,232	8,358	8,685	10.5%	(3.8%)
Lines of credit	7,413	5,754	6,597	28.8%	(12.8%)
Others	63,911	48,546	41,061	31.7%	18.2%
Total fees and commission income, net	279,063	254,424	237,627	9.7%	7.1%

Fees from credit, debit and ATM cards decreased slightly by 0.1% in 2017, reflecting the reductions made to the ATM network during the period. This was partially offset by the positive growth of the usage of the Bank’s credit and debit cards. Active credit cards totaled 1.9 million by year-end 2017 with monetary purchases increasing by 6.8% in the year.

Fees from collections increased by 41.2% in 2017 compared to 2016 due to a growth in loan volumes, particularly in mortgage loans. This line item includes, among other items, fees collected on behalf of insurance companies for fire and earthquake insurance that are mandatory with mortgage loans for which we negotiated better terms with the insurance providers during the year.

Insurance brokerage fees decreased 10.9% due to more competition and a slower economy.

Fees from letters of credit and other contingent operations decreased 5.7% in 2017, mainly due to less international and foreign trade financing business with clients during the year.

Fees from checking accounts increased 1.1% in 2017 compared to 2016. This was mainly due to a rise in the Bank’s checking account base. The number of clients with a checking account increased 5.6% to 896,144. Combined with this an increase in corporate cash management services also boosted fee growth in this product.

Brokerage and custody fees increased 10.5% in 2017 as compared to 2016 due to higher trading volumes in local equity market during 2017.

Fees from lines of credit increased 28.8% due to greater cross-selling of this product among checking account holders.

The rise in other fee income of 31.7% in 2017 compared to 2016 was mainly due to higher fees from the brokerage of asset management services. In December 2013, our Asset Management business was sold. The Bank is no longer in the asset management business, but serves as an exclusive broker for Santander Asset Management, the acquirer of our asset management business. In 2017, asset management brokerage fees totaled Ch$43,331 million and increased 13.3% compared to 2016. Other fees also include fees from our Global corporate banking segment, which include financial advisory and investment banking.

The following table sets forth, for the periods indicated our fee income broken down by segment and sub-segment for the periods indicated:

	Year ended December 31,			% Change	% Change
	2017	2016	2015	2017/2016	2016/2015
	(in millions of Ch$)
Retail banking	206,449	196,845	190,380	4.9%	3.4%
Middle-market	36,280	30,851	28,537	17.6%	8.1%
Global corporate banking	27,626	25,077	15,231	10.2%	64.6%%
Other	8,708	1,651	3,479	427.4%	(52.5%)
Total fees and commission income, net	279,063	254,424	237,627	9.7%	7.1%

Fees from Retail banking increased 4.9% in 2017 compared to 2016. Total retail clients with a checking account increased 5.6% to 896,144. In 2017, the Bank continued to experience positive client base and product growth that drove fee growth in various products. Internally, we measure the quantity of products that a client uses and identify them as a loyal customer when they meet certain internal criteria for their segment. Client loyalty continues to rise in retail banking, especially among high income earners, which was the area we focused on growing given the low growth environment. Loyal individual customers (clients with >4 products plus minimum usage and profitability levels) in the high-income segment grew 9.5% during 2017. This has led to high fee growth among retail bank clients, especially cards, insurance brokerage, brokerage of asset management products and checking accounts.

The 17.6% increase in fees from the Middle-market segment was mainly due to the positive expansion of business volumes in this segment from greater client loyalty and product usage. Loyal SME and Middle market companies, defined by client size using a point system that depends on the number of products, usage of products and income net of risk, rose 3.9% in 2017. This segment’s client base also grew as SME clients graduated into this segment.

Fees from the Global corporate banking segment increased 10.2% in 2017 compared to 2016, mainly due to cash management services, financial advisory and investment banking fees.

Fees in Other increased 427.4% from Ch$1,651 million in 2016 to Ch$8,708 million in 2017 due to a higher rebate paid by insurance companies we broker for after a successful renegotiation of terms and conditions with them.

For the years ended December 31, 2016 and 2015. Net fees and commission income increased 7.1% to Ch$254,424 million in the twelve-month period ended December 31, 2016 compared to the same period in 2015. In 2016, the Bank continued to experience positive client base and product growth that drove fee growth in various products. Internally, we measure the quantity of products that a client uses and identify them as a loyal customer when they meet certain internal criteria for their segment. For example, loyal individual customers use four products and have a minimum profitability level and a minimum usage indicator. For SMEs and Middle-market customers, cross-selling is differentiated by client size using a point system that depends on the number of products, usage of products and income net of risk. According to this measurement, the number of loyal high-income clients increased 6.5% and the number of loyal SMEs and middle-market clients increased by 13.8% during 2016.

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

Financial transactions, net

The following table sets forth information regarding our income (loss) from financial transactions for the years ended December 31, 2017, 2016 and 2015.

	Year ended December 31,			% Change	% Change
	2017	2016	2015	2017/2016	2016/2015
	(in millions of Ch$)
Net income from financial operations	2,796	(367,034)	(457,897)	100.8%	19.8%
Foreign exchange gain, net	126,956	507,392	603,396	(75.0%)	(15.9%)
Total financial transactions, net	129,752	140,358	145,499	(7.6%)	(3.5%)

For the years ended December 31, 2017 and 2016. Total financial transactions, net, which is the sum of net income from financial operations and foreign exchange gain, totaled Ch$129,752 million in the year ended December 31, 2017, a decrease of 7.6% compared to the same period in 2016. These results include the results of our Treasury Division’s trading business and financial transactions with customers, as well as the results of our Financial Management Division.

Internal Bank policy does not allow significant foreign currency mismatches and requires that the results included in Total financial transactions, net include not only the market-to-market of our foreign currency spot position, but also the results of the derivatives used to hedge currency risk. The mark-to-market of our spot position is included in the line item Foreign exchange gain, net along with the effect of those derivatives accounted for under hedge accounting rules. The derivatives used to hedge foreign currency risk but which are classified as trading are included in the line item Net income from financial operations. For more details regarding our management and exposure to foreign currency risk, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk—E. Market Risks—Market risk management— Market risk – local and foreign financial management.”

The results from net income (loss) from financial operations totaled a gain of Ch$2,796 million in 2016 compared to a loss of Ch$367,034 million in 2016.

	Year ended December 31,			% Change	% Change
	2017	2016	2015	2017/2016	2016/2015
	(in millions of Ch$)
Derivatives classified as trading	(18,974)	(395,209)	(503,981)	95.2%	21.6%
Trading investments	10,008	18,229	21,505	(45.1%)	(15.2%)
Sale of loans	6,040	4,190	863	44.2%	385.5%
Available-for-sale instruments sales	8,956	14,598	23,655	(38.6%)	(38.3%)
Other results	(3,234)	(8,842)	61	63.4%	(14,595.1%)
Net income (loss) from financial operations	2,796	(367,034)	(457,897)	100.8%	19.8%

The income from financial operations in 2017 compared to a loss in 2016 was mainly due to:

(i)	Lesser losses in the sub-item derivatives classified as trading. In 2017, the average yearly exchange rate appreciated 4.1% compared to a depreciation of 3.5% in 2016 with the appreciation of the peso mainly occurring at year-end 2017. Movements in foreign currency affect this line item because it includes the valuation adjustments of our derivatives classified as trading. We use derivatives classified as trading, mainly forwards and cross-currency swaps, to hedge the net foreign currency spot position between short-term assets and short-term liabilities. On average, the Bank has more short-term assets, such as U.S. dollars invested in overnight, than short-term deposits in U.S. dollars, so we usually have a short-term foreign currency liability hedge position classified as trading. The average exchange rate appreciated 4.1% in 2017, producing a lower loss in derivatives classified as trading especially at year-end 2017 when the peso appreciated strongly against the U.S. dollar.

(ii)	The 45.1% lower gain from trading investments was mainly due to the lower UF inflation rate in 2017 compared to 2016. In this line item the mark-to-market and interest income of the trading fixed income portfolio are recognized. In 2017, the lower UF inflation decreased interest from this portfolio, which is mainly comprised of Central Bank instruments denominated in UF.

(iii)	The results from our available-for-sale portfolio decreased 38.6% in 2017 compared to 2016 due to lower realized gains from our available for sale portfolio.

(iv)	The loss in other results of Ch$3,234 million in 2017 was due to results from the partial repurchase of senior bonds during the year. See Note 18 – issued debt instruments and other financial liabilities – b) Senior bonds in the Audited Consolidated Financial Statements.

The net result from foreign exchange transactions totaled a gain of Ch$126,956 million in 2017 compared to Ch$507,392 million in 2016.

	Year ended December 31,			% Change	% Change
	2017	2016	2015	2017/2016	2016/2015
	(in millions of Ch$)
Net profit or loss from foreign currency exchange differences	113,115	116,117	(197,875)	(2.6%)	158.7%
Hedge-accounting derivatives	22,933	399,875	777,254	(94.3%)	(48.6%)
Translation gains and losses over assets and liabilities indexed to foreign currencies, net	(9,092)	(8,600)	24,017	5.7%	(135.8%)
Net results from foreign exchange gain	126,956	507,392	603,396	(75.0%)	(15.9%)

Included in these results is the sub-item Net profit or loss from foreign currency exchange differences which totaled a gain of Ch$113,115 million in 2017 compared to Ch$116,117 million in 2016. This result includes the mark-to-market of the Bank’s spot position and results from our client foreign currency business, such as currency transactions and market making. The lower market- making FX transactions and the appreciation of the peso lowered this result.

Results from the sub-item hedge-accounting derivative are mainly comprised of the mark-to-market of derivatives that are used to mainly hedge the foreign currency risk of our long-term foreign currency funding. Therefore, we generally have a net foreign currency position in our hedge-accounting derivatives. These are mainly cross-currency swaps that are accounted under hedge accounting rules. These derivatives produced a gain of Ch$22,933 million in 2017. This gain was lower than in 2016 due to the appreciation of the peso in 4Q17.

Finally, the Bank has some assets and liabilities that are in Chilean pesos, but indexed to foreign currency. This position produced a translation loss in 2017 of Ch$9,092 million. This exposure is also hedged.

In order to more easily compare the results from financial transactions, net, we present the following table that separates the results by lines of business for 2017, 2016 and 2015.

	Year ended December 31,			% Change
	2017	2016	2015	2017/2016	2016/2015
	(in millions of Ch$)
Client treasury products	61,156	62,404	60,995	(2.0%)	2.3%
Market-making with clients	20,883	27,382	22,850	(23.7%)	19.8%
Client treasury services	82,039	89,786	83,845	(8.6%)	7.1%
Sale of loans and charged-off loans	6,040	4,190	863	44.2%	3 85.5%
Proprietary trading and CVA adjustments	(3,345)	(94)	(567)	3458.3%	83.5%
Financial Management Division and others (1)	45,018	46,475	61,358	(3.1%)	(24.3%)
Non-client treasury income (loss)	47,713	50,572	61,654	(5.7%)	(18.0%)
Total financial transactions, net	129,752	140,358	145,499	(7.6%)	(3.5%)

(1)	The Financial Management Division manages the structural interest rate risk, the structural position in inflation-indexed assets and liabilities, capital requirements and liquidity levels. The aim of the Financial Management Division is to provide stability and continuity in our net interest income from commercial activities, and to ensure that we comply with internal and regulatory limits regarding liquidity, regulatory capital, reserve requirements and market risk.

Client treasury services totaled Ch$82,039 million, a decrease of 8.6% compared to 2016. The results from client treasury products and market-making mainly include the results from the sale of derivatives, foreign exchange and fixed income instruments to our client base. In 2017, the results from client treasury products decreased 2.0%. The appreciation of the peso and lower market volatility led to lower demand for hedging from our Corporate and Middle-market clients. The results from market-making with client services decreased 23.7% in 2017, mainly due to a decrease in business volumes of tailor-made treasury services and cash management sold to specific corporate clients. These results may vary year-to-year as some large operations with corporate clients may not be repeated in subsequent years.

The results from non-client treasury income decreased 5.7% and totaled a gain of Ch$47,713 million in 2017 compared to Ch$50,572 million in 2016. These results include the income from sale of loans, including charged-off loans, proprietary trading and the results from our Financial Management Division.

The results from the sale of loans increased to Ch$6,040 million in 2017. The results from proprietary trading and Credit Value Adjustments totaled a loss of Ch$3,345 million. This was mainly due to a higher loss from CVA adjustments of our derivative portfolio, which totaled Ch$2,821 million. This is included in this line item, since the CVA generated by derivatives taken for hedging and on behalf of clients is not part of client income or part of Financial Management’s profit and loss. Since year-end 2012, the Bank no longer has a proprietary trading area and the results from proprietary trading are from residual positions that are being closed.

In 2017, income from the Bank’s Financial Management Division decreased 3.1% to Ch$45,018 million. This department manages the structural interest rate risk, the structural position in inflation-indexed assets and liabilities, capital requirements and liquidity levels. The aim of the Financial Management Division is to provide stability and continuity in our net interest income from commercial activities, and to ensure that we comply with internal and regulatory limits regarding liquidity, regulatory capital, reserve requirements and market risk. This decrease in results was mainly due to lower realized gains from our available-for-sale portfolio. The results from Financial Management Division also include the offset of the foreign currency exposure hedging on provision expenses for loans denominated in U.S. dollars. As the peso appreciated against the dollar, this lowered the provision expense for our loans in U.S. dollars and had a corresponding offset loss recognized by financial management in this line.

For the years ended December 31, 2016 and 2015. Total financial transactions, net, which is the sum of net income from financial operations and foreign exchange gain, totaled Ch$140,358 million in the year ended December 31, 2016, a decrease of 3.5% compared to the same period in 2015. These results include the results of our Treasury Division’s trading business and financial transactions with customers, as well as the results of our Financial Management Division.

The results from net income (loss) from financial operations totaled a loss of Ch$367,034 million in 2016 compared to a loss of Ch$457,897 million in 2015.

The lower loss from financial operations in 2016 compared to 2015 was mainly due to:

(v)	Lesser losses in the sub-item derivatives classified as trading. In 2016, the average yearly exchange rate depreciated 3.5% compared to 14.8% in 2015. Movements in foreign currency affect this line item because it includes the valuation adjustments of our derivatives classified as trading. We use derivatives classified as trading, mainly forwards and cross-currency swaps, to hedge the net foreign currency spot position between short-term assets and liabilities. On average, the Bank has more short-term assets, such as U.S. dollars invested in overnight, than short-term deposits in U.S. dollars. The average exchange rate depreciated 3.5% in 2016, producing a loss in derivatives classified as trading. This loss was lower than in 2015, since the average depreciation rate was lower in 2016 against 2015.

(vi)	The 15.2% lower gain from trading investments was mainly due to the lower UF inflation rate in 2016 compared to 2015. In this line item the mark-to-market and interest income of the trading fixed income portfolio are recognized. In 2016, the lower UF inflation decreased interest from this portfolio, which is mainly comprised of Central Bank instruments denominated in UF.

(vii)	The results from our available-for-sale portfolio decreased 38.3% in 2016 compared to 2015. The results for 2015 were very high due to gains realized when interest rates fell abruptly in the first quarter of 2015; this situation was not repeated in 2016.

(viii)	The loss in other results of Ch$8,842 million in 2016 was due to the effect of depreciation in the average exchange rate on the partial repurchase of senior bonds during the year. See Note 18 – issued debt instruments and other financial liabilities – b) Senior bonds in the Audited Consolidated Financial Statements.

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

Other operating income

	Year ended December 31,			% Change	% Change
	2017	2016	2015	2017/2016	2016/2015
	(In millions of Ch$)
Income from assets received in lieu of payment	3,330	1,663	2,455	100.2%	-32,3%
Net results from sale of investment in other companies	-	-	617	--%	--%
Operational leases (as lessor)	264	519	708	(49.1%)	(26.7%)
Gain on sale of Bank property, plant and equipment	23,229	2,017	381	1051,7%	429.4%
Compensation from insurance companies due to damages	1,237	1,530	435	(19.2%)	251.7%
Other	33,956	698	1,843	77,2%	(62.1%)
Sub-total other income	58,686	4,764	3,984	1,131.9%	19,6%
Total other operating income	62,016	6,427	6,439	864.9%	(0.2%)

For the years ended December 31, 2017 and 2016. Total other operating income increased by 864.9% in 2017 compared to 2016 and totaled a gain of Ch$62,016 million mainly due to (i) an increase in the income from the assets received in lieu of payment and the recovery of assets previously charged-off (ii) a reversal of provisions for non-credit contingencies and (iii) an extraordinary income from the sale of property for Ch$20,663 million from the sale of repossessed assets by Bansa S.A. Bansa is a company that is consolidated by the Bank due to control in accordance with IFRS 10. For the purposes of consolidation, this one-time income forms part of the net income attributable to non-controlling interest and has no impact on net income attributable to shareholders or shareholders’ equity.

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

Provision for loan losses

The following table sets forth, for the periods indicated, certain information relating to our provision for loan losses.

	Year ended December 31,			% Change	% Change
	2017	2016	2015	2017/2016	2016/2015
	(in millions of Ch$)
Provision for loan losses	(370,083)	(409,159)	(454,462)	(9.6%)	(10.0%)
Charge-off of loans analyzed on an individual basis	(15,699)	(11,222)	(12,955)	39.9%	13.4%
Recoveries on loans previously charged-off	83,527	78,298	68,140	6.7%	14.9%
Provision for loan losses, net	(302,255)	(342,083)	(399,277)	(11.6%)	(14.3%)
Year end loans (1)	27,725,914	27,206,431	25,300,757	1.9%	7.5%
Non-performing loans (2)	633,461	564,131	643,468	12.3%	(12.3%)
Impaired loans (3)	1,803,173	1,615,441	1,669,340	11.6%	(3.2%)
Allowance for loan losses (4)	791,157	790,605	762,301	0.1%	3.7%
Impaired loans / Year end loans (5)	6.50%	5.94%	6.60%
Non-performing loans / Year end loans (2)	2.28%	2.07%	2.54%
Allowances for loan losses / Total loans	2.85%	2.91%	3.01%
Coverage ratio non-performing loans (5)	124.89%	140.15%	118.47%
Non-performing loans / Year end loans (2)	2.28%	2.07%	2.54%
Allowances for loan losses / Total loans	2.85%	2.91%	3.01%
Coverage ratio non-performing loans (5)	124.89%	140.15%	118.47%

(1)	Loans and accounts receivable from customers, including Ch$162,685 million in 2017, Ch$272,807 million in 2016 and Ch$10,877 million in 2015 in interbank loans.

(2)	Non-performing loans include the aggregate unpaid principal and accrued but unpaid interest on all loans with at least one installment at least 90 days past-due.

(3)	Impaired loans include: (a) for loans individually evaluated for impairment: (i) the carrying amount of all loans to clients that are rated C1 through C4, D1 and D2 and (ii) the carrying amount of all loans to an individual client with at least one non-performing loan (which is not a residential mortgage loan past due less than 90 days), regardless of category; and (b) for loans collectively evaluated for impairment, the carrying amount of all loans to a client, when at least one loan to that client is not performing or has been renegotiated. See “Note 9—Loans and Accounts Receivables from Customers—(a) Loans and accounts receivables from customers” in the Audited Consolidated Financial Statements.

(4)	Allowance for loan losses for loans and accounts receivable from customers, including Ch$472 million in 2017, Ch$4,135 million in 2016 and Ch$1,166 million in 2015 in allowance for loan losses for interbank loans.

(5)	Calculated as allowance for loan losses divided by non-performing loans.

For the years ended December 31, 2017 and 2016. Provisions for loan losses, net totaled Ch$302,255 million in 2017 and decreased 11.6% compared to the amount of provisions recorded in 2016.

Provision for loan losses, which includes the full amount of provisions recognized as a result of loan growth and change in risk classification as well as the net result of provisions and charge-offs of loans analyzed on a group basis, totaled Ch$370,083 million in 2017 compared to Ch$409,159 million in 2016 and decreased 9.6%. The following table breaks down provision for loans losses by loan product for the years ended December 31, 2017, 2016 and 2015.

	Year ended December 31,			% Change
	2017	2016	2015	2017/2016	2016/2015
	(in millions of Ch$)
Interbank loans	3,663	(2,969)	(1,165)	--%	--%
Commercial loans	(136,923)	(137,242)	(197,247)	(0.2%)	(30.4%)
Mortgage loans	(32,194)	(16,646)	(27,168)	93.4%	(38.7%)
Consumer loans	(205,949)	(249,754)	(230,811)	(17.5%)	8.2%
Contingent loans	1,320	(2,548)	1,929	--%	--%
Total(1)	(370,083)	(409,159)	(454,462)	(9.6%)	(10.0%)

(1)	Includes the full amount of provisions recognized as a result of loan growth and change in risk classification as well as the net result of provisions and charge-offs of loans analyzed on a group basis

The provision expense for loan loss for commercial loans decreased from Ch$137,242 million in 2016 to Ch$136,923 million in 2017. The non-performing loan ratio of commercial loans reached 2.6% in 2017 compared to 2.3% in 2016 and the impaired loan ratio increased from 6.7% in 2016 to 7.3% in 2017. This can be explained by the 23.0% decrease in loan volumes in GCB, which have practically no non-performing loans and also the negative effects of a low growth economic environment over commercial loans, especially in the SME portfolio.

At the same time during September 2017, and as part of the normal process of updating the provisioning model for loans analyzed on a group basis, the Bank calibrated these models, incorporating a greater historical depth, including a recession period, thus strengthening the parameters of probability of default and loss given default. This calibration resulted in an increase in provisions associated with commercial loans analyzed on group basis of Ch$9,040 million.

Provisions for mortgage loans increased by 93.4% to Ch$32,194 million in 2017 compared to Ch$16,646 million in 2016. The non-performing ratio for mortgage loans increased to 1.8% in 2015 from 1.7% in 2016, however, the impaired mortgage loans ratio went up from 4.6% in 2016 to 4.4% in 2017.

At the same time during September 2017, and as part of the normal process of updating the provisioning model for loans analyzed on a group basis, the Bank calibrated the provisioning model for mortgage loans, incorporating a greater historical depth, including a recession period, thus strengthening the parameters of probability of default and loss given default. This calibration resulted in an increase in provisions associated with mortgage loans of Ch$8,161 million.

 The provision expense for consumer loans decreased 17.5%. During September 2017, and as part of the normal process of updating the provisioning model for loans analyzed on a group basis, the Bank recalibrated these models, resulting in a decrease in provisions associated with consumer loans in the amount of Ch$19,499 million. Excluding this, the decrease in provision expense from consumer loans was 9.7%. This reduction was mainly due to the continued process of lowering our exposure to Santander Banefe, the brand aimed at the lower end of the consumer market, and increasing exposure to high-income earners. This was partially offset by the negative impact of slower economic growth and rising unemployment on consumer asset quality. The consumer non-performing loans ratio was 2.3% in 2017 compared to 2.2% in 2016. The impaired consumer loan ratio increased from 6.5% in 2016 to 7.2% in 2017.

For a description of the provisions related to our consumer loans, residential mortgage loans and commercial loans analyzed on a group basis, please see “Item 5. Operating and Financial Review and Prospects—C. Selected Statistical Information—Classification of Loan Portfolio—Classification of Loan Portfolio—Loans analyzed on a group basis—Allowances for residential mortgage loans” and “—Loans analyzed on a group basis.”

Additionally, the provisions for interbank loans totaled a reversal of Ch$3,663 million. This was due to the decline in interbank loans in the year.

Recoveries on loans previously charged-off increased 6.7% in 2017 compared to 2016. This was due to higher recoveries from charged-off commercial loans mainly due to improved recovery efforts. The following table shows recoveries of loans previously charged-off by type of loan.

	Year ended December 31,			% Change	% Change
	2017	2016	2015	2017/2016	2016/2015
	(in millions of Ch$)
Recovery of loans previously charged-off
Consumer loans	39,972	41,072	35,565	(2.7%)	15.5%
Residential mortgage loans	10,942	10,041	6,543	9.0%	53.5%
Commercial loans	32,613	27,185	26,032	20.0%	4.4%
Total recoveries	83,527	78,298	68,140	6.7%	14.9%

In some instances, we will sell a portfolio of charged-off loans to a third party. Gain (loss) on these charged-off loans is recognized as net income from financial transactions as disclosed in “Note 27—Profit and Loss from Financial Operations” of our Audited Consolidated Financial Statements. The following table sets forth information about our sale of charged-off loans for the year ended December 31, 2017, 2016 and 2015.

	Year ended December 31,			% Change	% Change
	2017	2016	2015	2017/2016	2016/2015
	(in millions of Ch$)
Gains (losses) on sale of loans previously charged-off	3,020	2,720	(58)	11.0%	-%

The following table sets forth, for the periods indicated, our net provision expense broken down by business segment:

	Year ended December 31,			% Change	% Change
	2017	2016	2015	2017/2016	2016/2015
	(in millions of Ch$)
Retail banking	(293,956)	(323,888)	(332,657)	(9.2%)	(2.6%)
Middle-market	(19,235)	(26,748)	(26,147)	(28.1%)	2.3%
Global corporate banking	6,440	7,579	(28,426)	(15.0%)	--%
Other	4,496	974	(12,047)	--%	--%
Total provisions, net	(302,255)	(342,083)	(399,277)	(11.6%)	(14.3%)

Net provisions expense from retail banking decreased 9.2% in 2017 compared to 2016. This is in line with our strategy of focusing on higher income clients, net of risk for loans for individuals which has led to less provisions for loan losses and the reversal of provision due to the calibration of our consumer provisioning model described above. This was partially offset by the negative impact of slower economic growth and rising unemployment on consumer asset quality and the greater provision expense recognized in commercial loans analyzed on a group basis due to the recalibration of the provisioning model.

Net provision expense from the Middle-market segment decreased by 28.1% in 2017 due to the improvement in asset quality, compensated by an increase of 5.9% in the loan portfolio.

Net provision expense from Global corporate banking totaled a release of provisions of Ch$6,440 million, a 15.0% decrease from the release of provisions in 2016 due to a 23.0% decrease in the loan portfolio in this segment as the Bank focused on non-lending products, such as cash management, that generate a higher return than lending in this segment.

Total provisions, net included in Others reached a gain of Ch$4,496 million compared to Ch$974 million. In Other provision expense, we mainly include the impact of the fluctuation of the exchange rate on our provision expense. When the peso appreciates, the amount of provisions set aside for these loans translated to local currency decreases. In 2017 the average appreciation of the peso was 4.1%, compared to the depreciation in 2016 of 3.5%, leading to a greater release of provisions. This impact has a corresponding hedge recognized in the results from financial transactions and for this reason it is not assigned to any reporting segment.

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

Total provisions, net included in Others reached a gain of Ch$974 million compared to the loss of Ch$12,047 million. In Other provision expense, we mainly include the impact of the fluctuation of the exchange rate on our provision expense. Of our total loan book, 12.1% is in foreign currency, mainly in U.S. dollars and consisting of short-term foreign trade loans. When the peso depreciates, the amount of provisions set aside for these loans translated to local currency rises. In 2016 the average depreciation of the peso was 3.5%, considerably less than the depreciation in 2015 of 14.8%. This impact has a corresponding hedge recognized in the results from financial transactions and for this reason it is not assigned to any reporting segment.

Operating expenses

The following table sets forth information regarding our operating expenses in the years ended December 31, 2017, 2016 and 2015.

	Year ended December 31,			% Change	% Change
	2017	2016	2015	2017/2016	2016/2015
	(in millions of Ch$)
Personnel salaries and expenses	(396,967)	(395,133)	(387,063)	0.5%	2.1%
Administrative expenses	(230,103)	(226,413)	(220,531)	1.6%	2.7%
Depreciation and amortization	(77,823)	(65,359)	(53,614)	19.1%	21.9%
Impairment	(5,644)	(234)	(21)	2312.0%	1014.3%
Other operating expenses	(68,413)	(68,902)	(58,729)	(0.7%)	17.3%
Total operating expenses	(778,950)	(756,041)	(719,958)	3.0%	5.0%
Efficiency ratio(1)	44.3%	44.9%	43.8%

(1)	The efficiency ratio is the ratio of total operating expenses to total operating income. Total operating income consists of net interest income, fee income, financial transactions, net and other operating income.

For the years ended December 31, 2017 and 2016. Operating expenses in the year ended December 31, 2017 increased 3.0% compared to the corresponding period in 2016. The efficiency ratio was 44.3% in 2017, 44.9% in 2016 and 43.8% in 2015.

The 0.5% increase in personnel salaries and expenses was below the CPI inflation of 2.3%, even though all salaries are indexed to inflation pursuant to the collective bargaining agreement. This was mainly due to the 2.5% reduction in headcount to 11,068 employees in December 2017, in line with the Bank’s strategy of reducing mid-upper level management levels and the sales force.

Administrative expenses increased 1.6% in the year ended December 31, 2017 compared to the corresponding period in 2016, mainly due to IT investments to develop the Bank’s digital platform, which is allowing the Bank to consolidate the branches and create efficiencies in the long term. In 2016, the Bank began to transform the branch network, adopting two main formats (i) a multi-segment approach with smaller branches that are multi-segment with dedicated spaces for the different business segments (Select, SME Advance, Banefe, etc.) and (ii) our Work Café spaces that are high tech / high touch branches with no human tellers or back offices. This was also accompanied by the closure of less efficient branches, especially in the Santander Banefe network, which were completely eliminated by year-end 2017. This has led to a 11.3% decrease in the number of branches in the period. The Bank has also been reducing the ATM network from 1,295 to 926. This reduction has mainly been for ATMs outside of branches and is leading to less expenses for security and the transportation of cash by 17.7%.

	Year ended December 31,		% Change
	2017	2016	2017/2016
Traditional branches	276	274	0.7%
Middle-market centers	7	8	(12.5%)
Santander Select	51	53	(3.8%)
Workcafés	20	0	—%
Banefe and other payment centers(1)	31	88	(64.8%)
Total branches	385	434	(11.3%)

(1)	As of December 31,2017, all Banefe branches were closed down.

Depreciation and amortization expense increased 19.1% in 2017 compared to 2016 and totaled Ch$77,823 million. This expense is in line with the greater investments in software, hardware and other equipment that the Bank has invested in as it modernizes its branch network and systems. This has also led to an increase in impairment charges to Ch$ 5,644 million in 2017 compared to Ch$234 million in 2016 mainly related to obsolete fixed asset in remodeled branches.

Other operating expenses were Ch$68,413 million in 2017, a 0.7% decrease compared to 2016. This was mainly due to lower operational charge-offs. See “Note 33—Other operating income and expenses” to our Audited Consolidated Financial Statements for more detail on Other operating expenses.

The following table sets forth, for the periods indicated, our personnel salaries, administrative and depreciation and amortization expenses broken down by business segment. These amounts exclude impairment and other operating expenses.

	Year ended December 31,			% Change	% Change
	2017	2016	2015	2017/2016	2016/2015
	(in millions of Ch$)
Retail banking	(534,970)	(529,909)	(533,086)	1.0%	(0.6%)
Middle-market	(91,882)	(83,412)	(77,261)	10.2%	8.0%
Global corporate banking	(62,685)	(53,935)	(49,533)	16.2%	8.9%
Other	(15,356)	(19,649)	(1,328)	(21.8%)	1,379.6%
Total personnel, administrative expenses, depreciation and amortization (1)	(704,893)	(686,905)	(661,208)	2.6%	3.9%

(1)	Excludes impairment and other operating expenses.

By business segment, the 2.6% increase in costs excluding impairment and other operating expenses in 2017 compared to the corresponding period in 2016 was mainly due a rise in cost in the Middle-market and GCB. Costs in the Middle-market segment grew 10.2% in 2017 compared to 2016 and 16.2% in the Global corporate banking segment in line with business growth in this segment, especially in transactional banking and cash management services that are intense in data processing.

In Retail banking costs grew 1.0% due to lower average headcount and saving from the closure of branches and ATMs as well as efficiencies produced by greater digital banking services.

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

Income tax

	Year ended December 31,			% Change	% Change
	2017	2016	2015	2017/2016	2016/2015
	(in millions of Ch$)
Net income before tax	720,280	587,463	528,124	22.6%	11.2%
Income tax expense	(145,031)	(109,031)	(76,395)	33.0%	42.7%
Effective tax rate(1)	20.1%	18.6%	14.5%

(1)	The effective tax rate is the income tax expense divided by net income before tax.

For the years ended December 31, 2017 and 2016. Total income tax expense by the Bank in 2017 totaled Ch$145,031 million, a 33.0% increase compared to 2016. The Bank paid an effective tax rate of 20.1% in 2017 compared to 18.6% in 2016. The higher effective tax rate was mainly due to:

(i)	the statutory corporate tax rate increased from 24.0% in 2016 to 25.5% in 2017. The statutory corporate tax rate rises to 27.0% in 2018;

(ii)	the lower CPI inflation rate in 2017 compared to 2016 also resulted in lower losses for the price level restatement for tax purposes. The Bank, in its Chilean tax book, must re-measure its capital each year for the variation in CPI inflation. See “Note 14—Current and Deferred Taxes” of the Audited Consolidated Financial Statements for more detail on income tax expense.

For the years ended December 31, 2016 and 2015. Total income tax expense by the Bank in 2016 totaled Ch$109,031 million, a 42.7% increase compared to 2015. The Bank paid an effective tax rate of 18.6% in 2016 compared to 14.5% in 2015. The higher effective tax rate was mainly due to:

(iii)	the statutory corporate tax rate increased from 22.5% in 2015 to 24.0% in 2016. In 2017, the statutory corporate tax rate rose to 25.5% in 2017 and rises to 27.0% in 2018;

(iv)	income tax expenses include non-cash income of Ch$86 million in 2016 from the re-adjustments made to the Bank’s deferred tax asset base following passage of the new tax law compared to an income of Ch$10,600 million in 2015. This gain arises from the difference between the Bank’s accounting and tax books regarding how provisions and charge-offs are recognized. When the statutory rates were modified, the Bank’s net deferred tax assets increased as the future tax rates used to calculate this asset were gradually increased from 20.0% to 27.0%;

(v)	the lower CPI inflation rate in 2016 compared to 2015 also resulted in lower losses for the revaluation of capital for inflation. The Bank, in its Chilean tax book accounting, must re-measure its capital each year for the variation in CPI inflation. See “Note 14—Current and Deferred Taxes” of the Audited Consolidated Financial Statements for more detail on income tax expense.

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

The following table sets forth our contractual obligations and commercial commitments by time remaining to maturity. As of the date of the filing of this Annual Report, the Bank does not have significant purchase obligations. As of December 31, 2017, the scheduled maturities of our contractual obligations and of other commercial commitments, including accrued interest, were as follows:

	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Subtotal up to 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Subtotal after 1 year	Total
As of December 31, 2017	(in millions of Ch$)
Obligations under repurchase agreements	-	268,061	-	-	268,061	-	-		-	268,061
Checking accounts, time deposits and other time liabilities (1)	8,376,371	5,120,171	4,201,271	2,299,018	19,996,831	106,833	2,811	62,362	172,006	20,168,837
Financial derivatives contracts	-	144,410	196,444	356,288	697,142	378,582	358,358	705,406	1,442,346	2,139,488
Interbank borrowings	4,130	46,013	397,419	1,030,241	1,477,803	220,554	-	-	220,554	1,698,357
Issue debt instruments	-	21,043	55,119	274,239	350,401	1,727,571	2,104,771	2,910,910	6,743,252	7,093,653
Other financial liabilities (2)	177,663	701	2,583	31,879	212,826	27,581	404	1,219	29,204	242,030
Subtotal	8,558,164	5,600,399	4,852,836	3,991,665	23,003,064	2,461,121	2,466,344	3,679,897	8,607,362	31,610,426
Contractual interest payments (3)	4,403	45,465	117,779	462,579	630,226	808,502	776,796	1,147,553	2,732,851	3,363,077
Total	8,562,567	5,645,864	4,970,615	4,454,244	23,633,290	3,269,623	3,243,140	4,827,450	11,340,213	34,973,503

(1)	Includes demand deposits and other demand liabilities, cash items in process of being cleared and time deposits and other time liabilities.

(2)	Mainly includes amounts owed to credit card processors and to the Chilean Production Development Corporation (Corporación de Fomento de la Producción de Chile), the state development agency.

(3)	The table above includes future cash interest payments. For variable rate obligations, we assume the same rate as the last rate known. Various of the payment obligations in the table above are variable debt instruments, since they are denominated in UF, for which we have estimated a long-term inflation rate equal to 3%, which is at the center of the Central Bank’s long-term inflation target. No exclusions requiring further explanation have been made in this table.

Operational Leases

Certain bank premises and equipment are leased under various operating leases. Future minimum rental commitments as of December 31, 2017 under non-cancelable leases are as follows:

As of December 31, 2017
(in millions of Ch$)
Due within 1 year	26,059
Due after 1 year but within 2 years	21,343
Due after 2 years but within 3 years	18,091
Due after 3 years but within 4 years	15,736
Due after 4 years but within 5 years	12,734
Due after 5 years	51,502
Total	145,465

Other Commercial Commitments

As of December 31, 2017, the scheduled maturities of other commercial commitments, including accrued interest, were as follows:

Other Commercial Commitments	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 5 years	More than 5 years	Total
(in millions of Ch$)
Guarantees	514,510	244,543	835,030	208,479	21,231	1,823,793
Confirmed foreign letters of credit	16,681	33,513	21,277	4,028	-	75,499
Letters of credit issued	12,367	115,720	43,029	30,554	29	201,699
Pledges and other commercial commitments	16,028	13,382	47,288	4,880	-	81,578
Total other commercial commitments	559,586	407,158	946,624	247,941	21,260	2,182,569

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

The following table sets forth our consolidated and risk-weighted assets and regulatory capital as of December 31, 2017 and 2016 as required by the SBIF.

	Consolidated assets as of		Risk-weighted assets(1)
	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016
	(Ch$ million)
Asset Balance (Net of allowances)
Cash and deposits in bank	1,452,922	2,279,389	-	-
Unsettled transactions	668,145	495,283	300,302	80,623
Trading investments	485,736	396,987	25,031	24,709
Investments under resale agreements	-	6,736	-	6,736
Financial derivative contracts(2)	1,014,070	1,285,157	718,426	943,727
Interbank loans	162,599	272,635	162,598	80,200
Loans and accounts receivables from customers	26,747,542	26,113,485	23,102,177	22,655,553
Available-for-sale investments	2,574,546	3,388,906	147,894	263,016
Investments in other companies	27,585	23,780	27,585	23,780
Intangibles assets	63,219	58,085	63,219	58,085
Property, plant and equipment	242,547	257,379	242,547	257,379
Current taxes	-	-	-	-
Deferred taxes	385,608	372,699	38,561	37,270
Other assets	755,184	840,499	722,617	585,739
Off-balance sheet assets
Contingent loans	4,133,897	3,922,023	2,360,877	2,221,018
Total	38,713,600	39,713,043	27,911,834	27,237,835

			Ratio
	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016
	(Ch$ million)%			%
Core capital(3)	3,066,180	2,868,706	7.92	7.22
Regulatory capital(4)	3,881,252	3,657,707	13.91	13.43

(1)	As required by local regulations.

(2)	Derivatives are shown as required by Chapter 12-1 RAN of Chilean Bank GAAP guidelines

(3)	As a percentage of total assets.

(4)	As a percentage of risk weighted assets (BIS ratio).

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

a) Trading

	As of December 31,
	2017	2016	2015
	(in millions of Ch$)
Central Bank and Government Securities
Chilean Central Bank bonds	272,272	158,686	159,767
Chilean Central Bank notes	-	-	-
Other Chilean Central Bank and government securities	209,370	237,325	123,468
Subtotal	481,642	396,011	283,235
Other Chilean Securities
Time deposits in Chilean financial institutions	-	-	-
Mortgage bonds of Chilean financial institutions	-	-	-
Chilean financial institutions bonds	-	-	-
Chilean corporate bonds	-	976	37,630
Other Chilean securities	-	-	-
Subtotal	-	976	37,630
Foreign securities
Foreign Financial Securities	-	-	-
Other foreign financial instruments	-	-	-
Subtotal	-	-	-
Investments in mutual funds	4,094	-	-
Funds managed by related entities	-	-	3,406
Subtotal	4,094	-	3,406

Total	485,736	396,987	324,271

b) Available-for-sale

	As of December 31,
	2017	2016	2015
	(in millions of Ch$)
Central Bank and Government Securities
Chilean Central Bank bonds	816,331	468,386	687,292
Chilean Central Bank notes	330,952	1,222,283	-
Other Chilean Central Bank and government securities	1,115,518	52,805	145,603
Subtotal	2,262,801	1,743,474	832,895
Other Chilean Securities
Time deposits in Chilean financial institutions	2,361	893,000	712,859
Mortgage bonds of Chilean financial institutions	22,312	25,488	29,025
Chilean financial institution bonds	-	-	-
Chilean corporate bonds	-	-	-
Other Chilean securities	3,000	-	-
Subtotal	27,673	918,488	741,884
Foreign Financial Securities
Central Bank and Government Foreign Securities	132,822	387,146	-
Other Foreign financial securities	151,250	339,798	469,632
Subtotal	284,072	726,944	469,632
Total	2,574,546	3,388,906	2,044,411

c) Held-to-maturity

No financial investments were classified as held-to-maturity as of December 31, 2017, 2016 and 2015.

The following table sets forth an analysis of our investments as of December 31, 2017 by remaining maturity and the weighted average nominal rates of such investments.

	Within one year	Weighted average Nominal Rate	After one year but within five years	Weighted average Nominal Rate	After five years but within ten years	Weighted average Nominal Rate	After ten years	Weighted average Nominal Rate	Total	Weighted average Nominal Rate
	(in millions of Ch$, except rates)
Trading
Central Bank and Government Securities
Central Bank bonds	164,352	1.0	101,350	3.1	6,570	3.1	-	-	272,272	1.9
Central Bank notes	-	-	-	-	-	-	-	-	-	-
Central Bank and government securities	391	3.3	131,677	2.8	71,619	3.6	5,683	4.9	209,370	3.1
Subtotal	164,743		233,027		78,189		5,683		481,642
Other Chilean Securities
Time deposits in Chilean financial institutions	-	-	-	-	-	-	-	-	-	-
Mortgage bonds of Chilean financial institutions	-	-	-	-	-	-	-	-	-	-
Chilean financial institutions bonds	-	-	-	-	-	-	-	-	-	-
Chilean corporate bonds	-	-	-	-	-	-	-	-	-	-
Other Chilean securities	-	-	-	-	-	-	-	-	-	-
Subtotal	-	-	-	-	-	-	-	-	-	-
Investment in mutual funds
Mutual funds administered by related parties	4,094	-	-	-	-	-	-	-	4,094	-
Subtotal	4,094		-		-		-		4,094
Total	168,837		233,027		78,189		5,683		485,736

	Within one year	Weighted average Nominal Rate	After one year but within five years	Weighted average Nominal Rate	After five years but within ten years	Weighted average Nominal Rate	After ten years	Weighted average Nominal Rate	Total	Weighted average Nominal Rate
	(in millions of Ch$, except rates)
Available-for-sale
Central Bank and Government Securities
Central Bank bonds	73,157	0.9	620,241	2.5	122,933	2.6	-	-	816,331	2.4
Central Bank notes	330,952	2.5	-	-	-	-	-	-	330,952	2.5
Central Bank and government securities	39	4.6	706,391	2.3	409,088	4.4	-	-	1,115,518	3.1
Subtotal	404,148		1,326,632		532,021		-		2,262,801
Other Chilean Securities
Time deposits in Chilean financial institutions	2,361	3.2	-	-	-	-	-	-	2,361	3.2
Mortgage bonds of Chilean financial institutions	43	3.8	3,770	3.9	14,959	3.5	3,540	3.9	22,312	3.7
Chilean financial institutions bonds	-	-	-	-	-	-	-	-	-	-
Chilean corporate bonds	-	-	-	-	-	-	-	-	-	-
Other Chilean securities	-	-	-	-	-	-	3,000	-	3,000	-
Subtotal	2,404		3,770		14,959		6,540		27,673
Other financial securities
Central Bank and Government Foreign Securities	-	-	-	-	132,822	2.2	-	-	132,822	2.2
Other Foreign financial securities	-	-	18,346	2.6	132,904	2.9	-	-	151,250	2.9
Subtotal	-		18,346		265,726		-		284,072
Total	406,552		1,348,748		812,706		6,540		2,574,546

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

	December 31, 2017	December 31, 2016
	Ch$ million
Balance as of:
Financial investments for trading	485,736	396,987
Available-for-sale investments	2,574,546	3,388,906
Encumbered assets (net) (1)	(268,330)	(205,703)
Net cash (2)	(37,628)	16,259
Net interbank deposits (3)	768,595	1,335,017
Total liquidity portfolio	3,522,919	4,931,466

(1)	Assets encumbered through repurchase agreements are deducted from the liquidity portfolio

(2)	Total cash minus reserve requirement of the Central Bank

(3)	Includes overnight deposits in the Central Bank, domestic banks and foreign banks

	December 31, 2017	December 31, 2016
	Ch$ million
Average balance as of:
Financial investments for trading	457,546	277,775
Available-for-sale investments	2,562,753	2,455,220
Encumbered assets (net) (1)	(254,563)	(90,460)
Net cash (2)	(49,425)	(202,771)
Net interbank deposits (3)	1,025,280	1,263,768
Total liquidity portfolio	3,741,591	3,703,532

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

The Central Bank also requires us to comply with the following liquidity limits:

•	The sum of the liabilities with a maturity of less than 30 days may not exceed the sum of the assets with a maturity of less than 30 days by an amount greater than our Shareholders’ equity. This limit must be calculated in local currency and foreign currencies together as one gap. At December 31, 2016 the percentage of (i) our liabilities with a maturity of less than 30 days in excess of our assets with a maturity of less than 30 days to (ii) our capital and reserves was 48.0%, thus resulting in our compliance.

•	The sum of the liabilities in foreign currency with a maturity of less than 30 days may not exceed the sum of the assets in foreign currency with a maturity of less than 30 days by more than an amount greater than our Shareholders’ equity. At December 31, 2017 the percentage of (i) our liabilities with a maturity of less than 30 days in foreign currency in excess of our assets in foreign currency with a maturity of less than 30 days to (ii) our capital and reserves was 22.0%, as the Bank had more foreign currency assets than liabilities for the calculation of this limit.

•	The sum of the liabilities with a maturity of less than 90 days may not exceed the sum of the assets with a maturity of less than 90 days by more than 2 times our Shareholders’ equity. This limit must be calculated in local currency and foreign currencies together as one gap. At December 31, 2017 the percentage of (i) our liabilities with a maturity of less than 90 days in excess of our assets with a maturity of less than 90 days to (ii) our capital and reserves was 51.0%, thus resulting in our compliance.

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

	Year ended December 31,
	2017	2016	2015
	Millions of Ch$
Net cash (used in) provided by operating activities	(416,357)	736,154	687,796

Our operating activities used cash of Ch$416,357 million in 2017. As loan growth was slower in 2017, we effectively managed our liabilities, decreasing our time deposits and other obligations with banks as well as partially repaying senior bonds, achieving a better cost of funding for the Bank.

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

	Year ended December 31,
	2017	2016	2015
	Millions of Ch$
Net cash (used in) provided by investment activities	(73,458)	(90,200)	(92,865)

In 2017, the Bank’s investment activities consumed cash in an amount of Ch$73,458 million due to the acquisition of fixed assets and intangibles such as software.

In 2016, the Bank’s investment activities consumed cash in an amount of Ch$90,200 million. This was mainly due to purchases of property, plant and equipment and the acquisition of shares in connection with investments in affiliates. For more information please see Note 1 b) of our Audited Consolidated Financial Statements.

	Year ended December 31,
	2017	2016	2015
	Millions of Ch$
Net cash used in financing activities	(330,645)	(336,659)	(330,199)

In 2017, 2016 and 2015, the net cash used in financing activities can be explained by the Bank’s annual dividend payment each year.

Deposits and Other Borrowings

The following table sets forth our average balance of liabilities for the years ended December 31, 2017, 2016, and 2015, in each case together with the related average nominal interest rates paid thereon.

	2017			2016			2015
	Average Balance	% of Total Average Liabilities	Average Nominal Rate	Average Balance	% of Total Average Liabilities	Average Nominal Rate	Average Balance	% of Total Average Liabilities	Average Nominal Rate
	(in millions of Ch$, except percentages)
Interest-bearing liabilities
Savings accounts	117,305	0.3%	1.6%	116,339	0.3%	2.5%	114,330	0.3%	3.4%
Time deposits	13,146,520	37.0%	2.9%	13,620,848	38.6%	3.3%	12,685,504	36.7%	3.2%
Central Bank borrowings	6	0.0%	2.2%	871	-	3.4%	4,891	-	1.0%
Repurchase agreements	294,368	0.8%	2.3%	121,875	0.3%	2.4%	228,050	0.7%	3.1%
Mortgage finance bonds	38,714	0.1%	7.0%	52,414	0.1%	8.1%	63,061	0.2%	10.2%
Other interest bearing liabilities	8,632,128	24.4%	4.0%	7,856,201	22.3%	5.0%	7,500,408	21.7%	5.5%
Subtotal interest-bearing liabilities	22,229,041	62.6%	3.3%	21,768,548	61.6%	3.7%	20,596,244	59.6%	4.0%

Non-interest bearing liabilities
Non-interest bearing deposits	6,117,644	17.2%		5,753,622	16.3%		5,719,889	16.6%
Derivatives	2,175,063	6.1%		2,724,994	7.8%		2,958,942	8.6%
Other non-interest bearing liabilities	1,997,799	5.6%		2,156,015	6.1%		2,454,037	7.1%
Shareholders’ equity	3,001,680	8.5%		2,840,843	8.2%		2,816,116	8.2%
Subtotal non-interest bearing liabilities	13,292,186	37.4%		13,475,474	38.4%		13,948,984	40.4%
Total liabilities	35,521,227	100.0%		35,244,022	100.0%		34,545,228	100.0%

Our most important source of funding is our deposits. Average time deposits plus non-interest bearing demand deposits represented 54.2% of our average total liabilities and shareholders’ equity in 2017. Our current funding strategy is to continue to utilize all sources of funding in accordance with their costs, their availability and our general asset and liability management strategy. Special emphasis is being placed on lengthening the maturities of funding with institutional clients, diversifying our bond holder base and broadening our core deposit funding. We believe that broadening our deposit base by increasing the number of account holders has created a more stable funding source.

Composition of Deposits

The following table sets forth the composition of our deposits and similar commitments at December 31, 2017, 2016, 2015, 2014 and 2013.

	2017	2016	2015	2014	2013
	(in millions of Ch$)
Demand deposits and other demand obligations
Current accounts	6,272,656	6,144,688	5,875,992	5,131,130	4,403,526
Other deposits and demand accounts	590,221	564,966	577,077	554,785	569,395
Other demand obligations	905,289	829,661	903,052	794,582	647,842
Subtotals	7,768,166	7,539,315	7,356,121	6,480,497	5,620,763
Time deposits and other time deposits
Time deposits	11,792,466	13,031,319	12,065,697	10,303,167	9,567,855
Time saving accounts	116,179	116,451	113,562	107,599	104,143
Other time deposits	5,300	3,939	3,508	3,174	3,274
Subtotals	11,913,945	13,151,709	12,182,767	10,413,940	9,675,272
Total deposits and other commitments	19,682,111	20,691,024	19,538,888	16,894,437	15,296,035

Maturity of Interest Bearing Deposits

The following table sets forth information regarding the currency and maturity of our interest bearing deposits as of December 31, 2017, expressed in percentages of our total deposits in each currency category. UF-denominated deposits are similar to peso-denominated deposits in all respects, except that the principal is readjusted periodically based on variations in the Chilean consumer price index.

	Ch$	UF	Foreign Currencies	Total
Demand deposits	0.03%	0.23%	0.01%	0.04%
Savings accounts	0.02%	9.24%	0.00%	0.98%
Time deposits:
Maturing within 3 months	80.82%	37.68%	93.67%	78.04%
Maturing after 3 but within 6 months	15.93%	26.80%	5.27%	15.67%
Maturing after 6 but within 12 months	2.52%	17.29%	0.93%	3.84%
Maturing after 12 months	0.68%	8.76%	0.12%	1.44%
Total time deposits	99.95%	90.53%	99.99%	98.98%
Total deposits	100.00%	100.00%	100.00%	100.00%

The following table sets forth information regarding the maturity of our outstanding time deposits in excess of U.S.$100,000 as of December 31, 2017.

	Ch$	UF	Foreign Currencies	Total
	(in millions of Ch$)
Time deposits:
Maturing within 3 months	7,367,563	466,172	1,462,654	9,296,389
Maturing after 3 but within 6 months	1,452,235	331,492	82,237	1,865,964
Maturing after 6 but within 12 months	229,736	213,851	14,447	458,034
Maturing after 12 months	61,864	108,394	1,821	172,079
Total time deposits	9,111,398	1,119,909	1,561,159	11,792,466

Short-term Borrowings

The principal categories of our short-term borrowings are repurchase agreements and interbank borrowings. The table below presents the amounts outstanding at each year-end indicated and the weighted-average nominal interest rate for each such year by type of short-term borrowing.

	2017		2016		2015
	Balance	Weighted-Average Nominal Interest Rate	Balance	Weighted-Average Nominal Interest Rate	Balance	Weighted-Average Nominal Interest Rate
	(in millions of Ch$, except percentages)
Obligations arising from repurchase agreements	268,061	2.5%	212,437	2.3%	143,689	0.3%
Obligations with the Central Bank	5	3.0%	7	0.5%	4	0.5%
Loans from domestic financial institutions	480	-	365,436	-	-	-
Foreign obligations	1,477,318	1.6%	525,521	1.4%	868,593	0.4%
Total short-term borrowings	1,745,864	1.8%	1,103,401	1.2%	1,012,286	0.7%

The following table shows the average balance and the average nominal rate for each short-term borrowing category for the years indicated.

	2017		2016		2015
	Average Balance	Average Nominal Interest Rate	Average Balance	Average Nominal Interest Rate	Average Balance	Average Nominal Interest Rate
	(in millions of Ch$, except percentages)
Obligations arising from repurchase agreements	294,368	2.3%	121,875	2.4%	228,050	3.1%
Obligations with the Central Bank	6	2.2%	871	3.4%	4,891	1.0%
Loans from domestic financial institutions	413	-	114,882	4.2%	88,296	0.6%
Foreign obligations	1,465,653	1.7%	1,435,395	1.1%	1,038,686	0.8%
Total short-term borrowings	1,760,440	1.8%	1,673,023	1.4%	1,359,923	1.1%

The following table presents the maximum month-end balances of our principal sources of short-term borrowings during the years indicated.

	Maximum 2017 Month-End Balance	Maximum 2016 Month-End Balance	Maximum 2015 Month-End Balance
	(in millions of Ch$)
Obligations arising from repurchase agreements	526,826	212,437	388,735
Obligations with the Central Bank	6	22	85
Loans from domestic financial institutions	200,000	365,436	205,069
Foreign obligations	1,778,183	1,787,746	1,387,403
Total short-term borrowings	2,505,015	2,365,641	1,981,292

Total Borrowings

	As of December 31, 2017
	Long-term	Short-term	Total
	(in millions of Ch$)
Central Bank credit lines for renegotiations of loans (a)	-	5	5
Obligations under repurchase agreements	-	268,061	268,061
Mortgage finance bonds (b)	25,788	8,691	34,479
Senior bonds (c)	5,849,594	337,166	6,186,760
Mortgage bonds(d)	94,681	4,541	99,222
Subordinated bonds(e)	773,189	3	773,192
Borrowings from domestic financial institutions	-	480	480
Foreign borrowings(f)	220,554	1,477,318	1,697,872
Other obligations(g)	29,205	212,825	242,030
Total borrowings	6,993,011	2,309,090	9,302,101

	As of December 31, 2016
	Long-term	Short-term	Total
	(in millions of Ch$)
Central Bank credit lines for renegotiations of loans (a)	-	7	7
Obligations under repurchase agreements	-	212,437	212,437
Mortgage finance bonds (b)	35,015	11,236	46,251
Senior bonds (c)	5,280,561	1,135,713	6,416,274
Mortgage bonds(d)	99,864	4,318	104,182
Subordinated bonds(e)	759,661	4	759,665
Borrowings from domestic financial institutions	-	356,436	356,436
Foreign borrowings(f)	1,025,404	525,521	1,550,925
Other obligations(g)	81,528	158,488	240,016
Total borrowings	7,282,033	2,404,160	9,686,193

	As of December 31, 2015
	Long-term	Short-term	Total
	(in millions of Ch$)
Central Bank credit lines for renegotiations of loans (a)	-	4	4
Obligations under repurchase agreements	-	143,689	143,689
Mortgage finance bonds (b)	57,314	5,544	62,858
Senior bonds (c)	4,245,624	796,012	5,041,636
Mortgage bonds(d)	103,519	4,063	107,582
Subordinated bonds(e)	738,436	6,583	745,019
Borrowings from domestic financial institutions	-	-	-
Foreign borrowings(f)	438,977	868,593	1,307,570
Other obligations(g)	84,355	136,172	220,527
Total borrowings	5,668,225	1,960,660	7,628,885

(a) Credit lines for renegotiations of loans

Central Bank borrowings include credit lines for the renegotiations of loans and other Central Bank borrowings. The maturities of the outstanding amounts due are as follows:

	As of December 31, 2017	As of December 31, 2016
	(in millions of Ch$)
Due within 1 year	5	7
Total	5	7

(b)       Mortgage finance bonds

These bonds are used to finance mortgage loans. Their principal amounts are amortized on a quarterly basis. The range of maturities of these bonds is between five and twenty years. Loans are indexed to UF and pay a yearly interest rate.

As of December 31, 2017
(in millions of Ch$)
Due within 1 year	8,691
Due after 1 year but within 2 years	6,744
Due after 2 years but within 3 years	6,096
Due after 3 years but within 4 years	5,155
Due after 4 years but within 5 years	4,101
Due after 5 years	3,692
Total mortgage finance bonds	34,479

(c)       Senior bonds

The following table sets forth, at the dates indicated, our issued senior bonds. The bonds are denominated principally in UFs or U.S. dollars, and are principally used to fund assets with similar durations.

	As of December 31,
	2017	2016	2015
	(in millions of Ch$)
Senior Bonds in UF	3,542,006	3,588,373	2,179,643
Senior Bonds in U.S.$	1,045,465	909,354	1,625,150
Senior Bonds in CHF	268,281	568,549	535,448
Senior Bonds in Ch$	1,135,527	1,037,515	475,075
Current bonds in AUD	14,534	60,890	62,066
Santander bonds in JPY	126,059	179,426	164,254
Senior bonds in EUR	54,888	72,167	-
Total senior bonds	6,186,760	6,416,274	5,041,636

The maturities of these bonds are as follows:

As of December 31, 2017
(in millions of Ch$)
Due within 1 year	337,166
Due after 1 year but within 2 years	866,936
Due after 2 years but within 3 years	832,978
Due after 3 years but within 4 years	1,177,081
Due after 4 years but within 5 years	902,647
Due after 5 years	2,069,952
Total bonds	6,186,760

In 2017, the Bank issued bonds for UF10,000,000; CLP160,000,000,000; USD 770,000,000 and AUD 30,000,000 detailed as follows:

Series	Currency	Amount	Term	Issuance rate	Series approval date	Series maximum amount	Maturity date
T9	UF	5,000,000	7.0	2.60%	01-02-2016	5,000,000	01-02-2024
T13	UF	5,000,000	9.0	2.75%	01-02-2016	5,000,000	01-02-2026
R3	UF	10,000,000				10,000,000
SD	CLP	60,000,000,000	5.0	5.50%	01-06-2014	200,000,000,000	01-06-2019
T16	CLP	100,000,000,000	6.0	5.20%	01-02-2016	100,000,000,000	01-08-2021
Total	UF	160,000,000,000				300,000,000,000
DN	USD	100,000,000	3.0	Libor-USD 3M+0.80%	20-07-2017	100,000,000	27-07-2020
DN	USD	50,000,000	3.0	Libor-USD 3M+0.80%	21-07-2017	50,000,000	27-07-2020
DN	USD	50,000,000	3.0	Libor-USD 3M+0.80%	24-07-2017	50,000,000	27-07-2020
DN	USD	10,000,000	4.0	Libor-USD 3M+0.83%	23-08-2017	10,000,000	23-11-2021
DN	USD	10,000,000	4.0	Libor-USD 3M+0.83%	23-08-2017	10,000,000	23-11-2021
DN	USD	50,000,000	3.0	Libor-USD 3M+0.75%	14-09-2017	50,000,000	15-09-2020
DN	USD	500,000,000	3.0	2.50%	12-12-2017	500,000,000	15-12-2020
Total	USD	770,000,000				770,000,000
AUD	AUD	30,000,000	10.0	3.96%	05-12-2017	30,000,000	12-12-2027
Total	AUD	30,000,000				30,000,000

(d)       Mortgage bonds

These bonds are used to finance mortgage loans with certain characteristics such as loan-to-value ratios below 80.0% and a debt servicing ratio of the client lower than 20.0%. All outstanding mortgage bonds are UF denominated.

The maturities of our mortgage bonds are as follows:

	As of December 31,
	2017	2016
	(in millions of Ch$)

Due within 1 year	4,541	4,318
Due after 1 year but within 2 years	7,291	6,932
Due after 2 year but within 3 years	7,526	7,156
Due after 3 year but within 4 years	7,769	7,386
Due after 4 year but within 5 years	8,019	7,626
Due after 5 years	64,076	70,764
Total mortgage bonds	99,222	104,182

During 2017, the Bank has not placed any mortgage bonds.

(e)       Subordinated bonds

The following table sets forth, at the dates indicated, the balances of our subordinated bonds. The following table sets forth, at the dates indicated, our issued subordinated bonds. The bonds are denominated principally in UFs or U.S. dollars, and are principally used to fund the Bank’s mortgage portfolio and are considered to be a part of our regulatory capital.

	As of December 31,
	2017	2016	2015
	(in millions of Ch$)
Subordinated bonds denominated in U.S.$	-	-	-
Subordinated bonds linked to the Ch$	3	4	6
Subordinated bonds linked to the UF	773,189	759,661	745,013
Total subordinated bonds	773,192	759,665	745,019

The maturities of these bonds, which are considered long-term, are as follows.

As of December 31, 2017
(in millions of Ch$)
Due within 1 year	3
Due after 1 year but within 2 years	-
Due after 2 years but within 3 years	-
Due after 3 years but within 4 years	-
Due after 4 years but within 5 years	-
Due after 5 years	773,189
Total subordinated bonds	773,192

During 2017, the Bank did not issue subordinated bonds.

(f)       Foreign borrowings

These are short-term and long-term borrowings from foreign banks used to fund our foreign trade business. The maturities of these borrowings are as follows.

As of December 31, 2017
(in millions of Ch$)
Due within 1 year	1,477,318
Due after 1 year but within 2 years	185,519
Due after 2 years but within 3 years	35,035
Due after 3 years but within 4 years	-
Due after 5 years	-
Total loans from foreign financial institutions	1,697,872

(g)       Other obligations

Other obligations are summarized as follows:

As of December 31, 2017
Ch$ millions
Long term obligations
Due after 1 years but within 2 years	23,401
Due after 2 years but within 3 years	4,181
Due after 3 years but within 4 years	194
Due after 4 years but within 5 years	210
Due after 5 years	1,219
Long-term financial obligations subtotals	29,205
Short term obligations:
Amounts due to credit card operators	173,271
Acceptance of letters of credit	2,780
Other long-term financial obligations, short-term portion	36,774
Short-term financial obligations subtotals	212,825
Other financial obligations totals	242,030

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

The following table presents the Bank’s outstanding contingent loans as of December 31, 2017, 2016 and 2015:

	As of December 31,
	2017	2016	2015
	(in millions of Ch$)
Issued and documented letters of credit	201,699	158,800	179,042
Confirmed foreign letters of credit	75,499	57,686	70,434
Documented guarantees	1,823,793	1,752,610	1,684,847
Other guarantees	81,577	125,050	163,955
Subtotals	2,182,568	2,094,146	2,098,278
Lines of credit with immediate availability	8,135,489	7,548,820	6,806,745
Other irrevocable obligation	260,691	260,266	82,328
Totals	10,578,748	9,903,232	8,987,351

Asset and Liability Management

Please refer to “Item 11. Quantitative and Qualitative Disclosures about Market Risk” for information regarding our policies with respect to asset and liability management.

Capital Expenditures

The following table reflects capital expenditures in each of the three years ended December 31, 2017, 2016 and 2015:

	Year Ended December 31,
	2017	2016	2015
	(in millions of Ch$)
Land and Buildings	27,592	26,567	27,781
Machinery, Systems and Equipment	26,278	30,965	29,282
Furniture, Vehicles, Other(1)	4,902	4,823	8,048
Total	58,772	62,355	65,111

(1)	Includes assets ceded under operating leases.

The decrease in capital expenditures in 2017 and 2016 was mainly due to a reduction in the branch network.

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

The following tables show, by currency of denomination, average balances and, where applicable, interest amounts and real rates for our assets and liabilities for the years ended December 31, 2017, 2016 and 2015.

	For the year ended December 31,
	2017			2016			2015
	Average Balance	Interest Earned	Average Nominal Rate	Average Balance	Interest Earned	Average Nominal Rate	Average Balance	Interest Earned	Average Nominal Rate
Assets
Interest earning assets
Deposits in Central Bank
Ch$	358,445	4,395	1.2%	341,040	5,396	1.6%	283,376	7,246	2.6%
UF	-	-	-%	-	-	-%	-	-	-%
Foreign currency	-	-	-%	-	-	-%	-	-	-%
Total	358,445	4,395	1.2%	341,040	5,396	1.6%	283,376	7,246	2.6%
Financial investments
Ch$	1,626,073	91,945	5.7%	1,553,848	78,410	5.0%	1,323,540	29,488	2.2%
UF	250,729	8,894	3.5%	108,646	4,727	4.4%	139,394	9,583	6.9%
Foreign currency	919,711	13,077	1.4%	1,106,205	14,452	1.3%	1,054,110	10,784	1.0%
Total	2,796,513	113,916	4.1%	2,768,699	97,589	3.5%	2,517,044	49,855	2.0%
Commercial Loans
Ch$	6,117,872	468,181	7.7%	5,848,483	532,675	9.1%	5,679,661	502,137	8.8%
UF	5,074,723	284,831	5.6%	4,786,383	329,402	6.9%	4,466,365	352,466	7.9%
Foreign currency	2,937,416	94,914	3.2%	3,254,913	87,735	2.7%	3,388,381	78,552	2.3%
Total	14,130,010	847,926	6.0%	13,889,779	949,812	6.8%	13,534,407	933,155	6.9%
Consumer loans
Ch$	4,081,337	616,639	15.1%	3,858,386	542,597	14.1%	3,711,552	520,553	14.0%
UF	17,475	1,395	8.0%	21,015	1,821	8.7%	80,848	8,229	10.2%
Foreign currency	45,904	-	-%	39,458	-	-%	34,370	-	-%
Total	4,144,716	618,034	14.9%	3,918,859	544,418	13.9%	3,826,770	528,782	13.8%
Mortgage loans
Ch$	10,485	139	1.3%	15,180	964	6.4%	17,291	1,312	7.6%
UF	8,795,965	469,618	5.3%	8,234,264	535,128	6.5%	7,695,618	564,579	7.3%
Foreign currency	-	-	-%	-	-	-%	-	-	-%
Total	8,806,450	469,757	5.3%	8,249,444	536,092	6.5%	7,712,909	565,891	7.3%
Interbank loans
Ch$	37,188	969	2.6%	8,291	295	3.6%	2,271	364	16.0%
UF	-	-	-%	-	-	-%	-	-	-%
Foreign currency	1	-	-%	2	-	-%	3,327	11	0.3%
Total	37,189	969	2.6%	8,293	295	3.6%	5,598	375	6.7%
Investment Agreements to resell
Ch$	417	927	222.2%	1,388	1,208	87.0%	204	105	51.5%
UF	340	13	3.8%	-	302	-%	-	23	-%
Foreign currency	-	-	-%	-	4	-%	-	-	-%
Total	757	940	124.2%	1,388	1,514	87.0%	204	128	51.5%
Threshold(1)
Ch$	85,882	321	0.4%	57,859	242	0.4%	29,895	62	0.2%
UF	4	-	-%	4	-	-%	-	-	-%
Foreign currency	235,091	2,190	0.9%	435,946	1,762	0.4%	612,802	494	0.1%
Total	320,977	2,511	0.8%	493,809	2,004	0.4%	642,697	556	0.1%
Total interest earning assets
Ch$	12,317,700	1,183,515	9.6%	11,684,475	1,161,787	9.9%	11,047,790	1,061,267	9.6%
UF	14,139,235	764,750	5.4%	13,150,312	871,380	6.6%	12,382,225	934,880	7.6%
Foreign currency	4,138,124	110,181	2.7%	4,836,524	103,953	2.1%	5,092,990	89,841	1.8%
Total	30,595,059	2,058,446	6.7%	29,671,311	2,137,120	7.2%	28,523,005	2,085,988	7.3%

Non-interest earning assets
Cash
Ch$	632,208			686,449			715,484
UF	-			-			-
Foreign currency	120,832			98,052			98,936
Total	753,040			784,501			814,420
Allowance for loan losses
Ch$	(841,415)			(833,455)			(805,244)
UF	-			-			-
Foreign currency	(118)			(106)			(15)
Total	(841,533)			(833,561)			(805,259)
Fixed assets
Ch$	237,409			220,919			222,083
UF	-			-			-
Foreign currency	-			-			-
Total	237,409			220,919			222,083
Derivatives
Ch$	2,360,426			2,940,584			3,300,507
UF	-			-			-
Foreign currency	-			-			-
Total	2,360,426			2,940,584			3,300,507
Financial Investment (Trading)
Ch$	231,878			177,617			141,784
UF	260,526			122,113			195,203

	For the year ended December 31,
	2017			2016			2015
	Average Balance	Interest Earned	Average Nominal Rate	Average Balance	Interest Earned	Average Nominal Rate	Average Balance	Interest Earned	Average Nominal Rate

Foreign currency	18,173			32,496			21,828
Total	510,577			332,226			358,815
Other assets
Ch$	1,276,197			1,246,306			1,215,289
UF	77,338			69,335			69,534
Foreign currency	552,715			812,400			846,834
Total	1,906,250			2,128,041			2,131,657
Total non-interest earning assets
Ch$	3,896,703			4,438,420			4,789,903
UF	337,864			191,448			264,737
Foreign currency	691,602			942,842			967,583
Total	4,926,169			5,572,710			6,022,223
Total assets
Ch$	16,214,403	1,183,515		16,122,895	1,161,787		15,837,693	1,061,266
UF	14,477,099	764,750		13,341,760	871,380		12,646,962	934,881
Foreign currency	4,829,725	110,181		5,779,366	103,953		6,060,573	89,841
Total	35,521,227	2,058,446		35,244,021	2,137,120		34,545,228	2,085,988
Liabilities And Share-Holders’ Equity

Interest bearing liabilities
Savings accounts
Ch$	1,677	4	0.3%	1,503	4	0.3%	1,413	5	0.4%
UF	115,628	1,881	1.6%	114,836	2,949	2.6%	112,917	3,937	3.5%
Foreign currency	-	-	-%	-	-	-%	-	-	-%
Total	117,305	1,885	1.6%	116,339	2,953	2.5%	114,330	3,942	3.4%
Time deposits
Ch$	9,506,696	318,803	3.4%	9,545,050	387,566	4.1%	9,260,339	334,259	3.6%
UF	1,141,258	35,196	3.1%	1,299,866	54,320	4.2%	965,138	63,857	6.6%
Foreign currency	2,498,566	20,718	0.8%	2,775,932	9,873	0.4%	2,460,027	5,303	0.2%
Total	13,146,520	374,717	2.9%	13,620,848	451,759	3.3%	12,685,504	403,419	3.2%
Central bank borrowings
Ch$	-	64	-%	858	29	3.4%	4,869	46	1.0%
UF	6	-	2.2%	14	1	3.9%	22	2	9.1%
Foreign currency	-	-	-%	-	-	-%	-	-	-%
Total	6	64	2.2%	871	29	3.4%	4,891	48	1.0%
Repurchase Agreements
Ch$	254,006	5,676	2.2%	108,902	2,812	2.6%	220,849	6,954	3.1%
UF	-	-	-%	-	-	-%	-	1	-%
Foreign currency	40,362	1,076	2.7%	12,973	58	0.4%	7,201	22	0.3%
Total	294,368	6,752	2.3%	121,875	2,870	2.4%	228,050	6,977	3.1%
Mortgage finance bonds
Ch$	-	-	-%	-	-	-%	-	-	-%
UF	38,714	2,709	7.0%	52,414	4,258	8.1%	63,061	6,420	10.2%
Foreign currency	-	-	-%	-	-	-%	-	-	-%
Total	38,714	2,709	7.0%	52,414	4,258	8.1%	63,061	6,420	10.2%
Other interest bearing liabilities
Ch$	1,198,933	69,592	5.8%	857,325	100,810	11.8%	677,014	109,455	16.2%
UF	4,590,260	217,116	4.7%	3,903,076	238,721	6.1%	3,020,987	227,384	7.5%
Foreign currency	2,842,935	58,918	2.1%	3,095,800	54,356	1.8%	3,802,407	73,137	1.9%
Total	8,632,128	345,626	4.0%	7,856,201	393,886	5.0%	7,500,408	409,976	5.5%
Total interest bearing liabilities
Ch$	10,961,312	394,139	3.6%	10,513,637	491,220	4.7%	10,164,484	450,719	4.4%
UF	5,885,866	256,903	4.4%	5,370,205	300,249	5.6%	4,162,125	301,601	7.2%
Foreign currency	5,381,863	80,712	1.5%	5,884,705	64,286	1.1%	6,269,635	78,462	1.3%
Total	22,229,041	731,754	3.3%	21,768,547	855,755	3.9%	20,596,244	830,782	4.0%

Non-interest bearing liabilities
Non-interest bearing demand deposits
Ch$	5,980,167			5,633,226			5,617,012
UF	41,129			39,075			35,163
Foreign currency	96,348			81,321			67,714
Total	6,117,644			5,753,622			5,719,889
Derivatives
Ch$	2,175,063			2,724,994			2,958,942
UF	-			-			-
Foreign currency	-			-			-
Total	2,175,063			2,724,994			2,958,942

	For the year ended December 31,
	2017			2016			2015
	Average Balance	Interest Earned	Average Nominal Rate	Average Balance	Interest Earned	Average Nominal Rate	Average Balance	Interest Earned	Average Nominal Rate

Other non-interest bearing liabilities
Ch$	932,082			884,290			896,466
UF	301,516			339,168			410,866
Foreign currency	764,201			932,557			1,146,705
Total	1,997,799			2,156,015			2,454,037
Shareholders’ equity
Ch$	3,001,686			2,840,846			2,816,116
UF	-			-			-
Foreign currency	(6)			(4)			-
Total	3,001,680			2,840,843			2,816,116
Total non-interest bearing liabilities and shareholders’ equity
Ch$	12,088,998			12,083,356			12,288,536
UF	342,645			378,243			446,029
Foreign currency	860,543			1,013,875			1,214,419
Total	13,292,186			13,475,473			13,948,984
Total Liabilities and Share-Holders’ Equity
Ch$	23,050,311	394,139		22,596,993	491,220		22,453,020	450,719
UF	6,228,511	256,903		5,748,447	300,249		4,608,154	301,601
Foreign currency	6,242,406	80,712		6,898,580	64,286		7,484,054	78,462
Total	35,521,228	731,754		35,244,021	855,755		34,545,228	830,782

(1)	Threshold is the asset generated when we post collateral for a derivative with a counterparty that has negative mark-to-market for us. Some Central Security Depository agreements permit this collateral to generate interest at the overnight rate and this is the source of interest income associated with this asset.

Changes in Net Interest Revenue and Interest Expense: Volume and Rate Analysis

The following table allocates, by currency of denomination, changes in our net interest revenue and interest expense between changes in the average volume of interest-earning assets and interest-bearing liabilities and changes in their respective nominal interest rates for 2017 compared to 2016 and 2016 compared to 2015. Volume and rate variances have been calculated based on movements in average balances over the period and changes in nominal interest rates on average interest-earning assets and average interest-bearing liabilities.

	Increase (Decrease) from 2016 to 2017 Due to Changes in			Increase (Decrease) from 2015 to 2016 Due to Changes in
	Volume	Rate	Net Change from 2016 to 2017	Volume	Rate	Net Change from 2015 to 2016
Assets
Interest earning assets
Deposits in Central Bank
Ch$	(125)	(876)	(1,001)	(413)	(1,437)	(1,850)
UF	-	-	-	-	-	-
Foreign currency	-	-	-	-	-	-
Subtotal	(125)	(876)	(1,001)	(413)	(1,437)	(1,850)
Financial investments
Ch$	1,928	11,606	13,534	5,103	43,819	48,992
UF	37,086	(32,919)	4,167	(2,230)	(2,626)	(4,856)
Foreign currency	(1,274)	(101)	(1,375)	622	3,046	3,668
Subtotal	37,740	(21,414)	16,326	3,495	44,239	47,734
Commercial loans
Ch$	14,979	(79,473)	(64,494)	14,002	16,537	30,539
UF	9,905	(54,476)	(44,571)	25,822	(48,887)	(23,065)
Foreign currency	3,908	3,271	7,179	(2,833)	12,016	9,183
Subtotal	28,792	(130,678)	(101,886)	36,991	(20,334)	16,657
Consumer loans
Ch$	27,099	46,942	74,041	18,560	3,484	22,044

	Increase (Decrease) from 2016 to 2017 Due to Changes in			Increase (Decrease) from 2015 to 2016 Due to Changes in
	Volume	Rate	Net Change from 2016 to 2017	Volume	Rate	Net Change from 2015 to 2016
UF	(269)	(157)	(426)	(6,093)	(315)	(6,408)
Foreign currency	-	-	-	-	-	-
Subtotal	(26,830)	(46,785)	(73,615)	12,467	3,169	15,636
Mortgage loans
Ch$	(198)	(627)	(825)	(163)	(185)	(348)
UF	16,697	(82,207)	(65,510)	43,613	73,064	(29,451)
Foreign currency	-	-	-	-	-	-
Subtotal	16,499	(82,834)	(66,335)	43,450	(73,249)	(29,799)
Interbank loans
Ch$	(1,391)	2,065	674	1,024	(1,093)	(69)
UF	-	-	-	-	-	-
Foreign currency	-	-	-	-	(11)	(11)
Subtotal	(1,391)	2,065	674	1,024	(1,104)	(80)
Investment under agreement to resell
Ch$	(961)	680	(281)	610	493	1,103
UF	-	(289)	(289)	-	-	-
Foreign currency	(2)	(2)	(4)	-	-	-
Subtotal	(963)	389	(574)	610	493	1,103
Threshold
Ch$	74	5	79	59	121	180
UF	-	-	-	-	-	-
Foreign currency	397	31	428	(198)	1,466	1,268
Subtotal	471	36	507	(139)	1,587	1,448
Total interest earnings assets
Ch$	41,405	(19,678)	21,727	38,782	61,739	100,521
UF	63,419	(170,048)	(106,629)	61,112	(124,892)	(63,780)
Foreign currency	3,030	3,198	6,228	(2,409)	16,517	14,108
Total	107,854	(186,528)	(78,674)	97,485	(46,636)	50,849
Liabilities and Shareholders’ Equity
Interest bearing liabilities
Savings accounts
Ch$	-	-	-	-	(1)	(1)
UF	(1)	(1,067)	(1,068)	69	(1,057)	(988)
Foreign currency	-	-	-	-	-	-
Subtotal	(1)	(1,067)	(1,068)	69	(1,058)	(989)
Time deposits
Ch$	(521)	(68,242)	(68,763)	9,424	43,883	53,307
UF	(2,940)	(16,183)	(19,123)	23,140	(32,677)	(9,537)
Foreign currency	7,095	3,750	10,845	467	4,103	4,570
Subtotal	3,634	(80,675)	(77,041)	33,032	15,308	48,340
Central bank borrowings
Ch$	35	-	35	(35)	18	(17)
UF	-	-	(1)	(1)	-	(1)
Foreign currency	-	-	-	-	-	-
Subtotal	35	-	35	(36)	18	(18)
Repurchase agreements
Ch$	488	2,376	2,864	3,580	(562)	(4,142)
UF	(1)	-	(1)	-	-	-
Foreign currency	1,724	(706)	1,018	21	15	36
Subtotal	2,211	1,670	3,881	(3,560)	(546)	(4,106)
Mortgage finance bonds
Ch$	-	-	-	-	-	-
UF	(966)	(583)	(1,549)	(1,074)	(1,088)	(2,162)

	Increase (Decrease) from 2016 to 2017 Due to Changes in			Increase (Decrease) from 2015 to 2016 Due to Changes in
	Volume	Rate	Net Change from 2016 to 2017	Volume	Rate	Net Change from 2015 to 2016
Foreign currency	-	-	-	-	-	-
Subtotal	(966)	(583)	(1,549)	(1,074)	(1,088)	(2,162)
Other interest bearing liabilities
Ch$	22,760	(53,978)	(31,218)	29,669	(38,314)	(8,645)
UF	12,059	(33,663)	(21,604)	65,141	(53,804)	11,337
Foreign currency	2,991	1,571	4,562	(15,262)	(3,519)	(18,781)
Subtotal	37,810	(86,070)	(48,260)	79,547	(95,637)	(16,090)
Total interest bearing liabilities
Ch$	22,762	(119,843)	(97,081)	35,478	5,024	40,502
UF	8,151	(51,496)	(43,346)	87,275	(88,626)	(1,351)
Foreign currency	11,811	4,614	16,426	(14,774)	599	(14,175)
Total	42,724	(166,725)	(124,001)	107,979	(83,004)	24,975

Interest-Earning Assets: Net Interest Margin

The following table analyzes, by currency of denomination, the levels of average interest-earning assets and net interest earned by Santander-Chile, and illustrates the comparative net interest margins obtained, for each of the years indicated in the table.

	Year ended December 31,
	2017	2016	2015
	(in millions of Ch$)
Total average interest-earning assets
Ch$	12,317,700	11,684,475	11,047,790
UF	14,139,235	13,150,312	12,382,225
Foreign currencies	4,138,124	4,836,524	5,092,990
Total	30,595,059	29,671,311	28,523,005
Net interest earned (1)
Ch$	789,376	670,567	610,548
UF	507,847	571,131	633,279
Foreign currencies	29,469	39,667	11,379
Total	1,326,692	1,281,365	1,255,206
Net interest margin (2)
Ch$	6.4%	5.7%	5.5%
UF	3.6%	4.3%	5.1%
Foreign currencies	0.7%	0.8%	0.2%
Total	4.3%	4.3%	4.4%

(1)	Net interest earned is defined as interest revenue earned less interest expense incurred.

(2)	Net interest margin is defined as net interest earned divided by total average interest-earning assets.

Return on Equity and Assets; Dividend Payout

The following table presents certain information and selected financial ratios for Santander-Chile for the years indicated.

	Year ended December 31,
Ch$ million	2017	2016	2015
Net income	575,249	478,432	451,729
Net income attributable to shareholders	562,801	476,067	448,466
Average total assets	35,521,228	35,244,021	34,545,228
Average equity	3,001,680	2,840,843	2,816,116

	Year ended December 31,
Ch$ million	2017	2016	2015
Net income as a percentage of:
Average total assets	1.6%	1.4%	1.3%
Average equity	19.2%	16.8%	16.0%
Average equity as a percentage of:
Average total assets	8.5%	8.1%	8.2%
Cash dividend (1)		330,646	336,659
Dividend payout ratio, based on net income attributable to shareholders (1)		69.0%	75.0%

(1)	Cash dividends for each year are declared and approved by shareholders at the annual shareholders’ meeting in the following the year. As of March 27, 2018 be divided of 2017 has not been announced.

Dividends declared at the annual shareholders’ meeting of each year correspond to the Bank’s earnings of the previous year. The following table presents dividends declared and paid by us in nominal terms in the past four years:

Year	Dividend Ch$ millions (1)	Dividend U.S.$ millions (2)	Per share Ch$/share (3)	Per ADS U.S.$/ADS (4)	% over earnings (5)	% over earnings (6)
2014	265,156	476.0	1.41	1.01	60	60
2015	330,198	540.4	1.75	1.15	60	58
2016	336,659	503.7	1.79	1.07	75	75
2017	330,646	496.5	1.75	1.05	70	69

(1)	Millions of nominal pesos.

(2)	Millions of U.S.$ using the observed exchange rate of the day the dividend was approved at the annual shareholders’ meeting.

(3)	Calculated on the basis of 188,446 million shares.

(4)	Calculated on the basis of 400 shares per ADS.

(5)	Calculated by dividing dividend paid in the year by net income attributable to the equity holders of the Bank for the previous year under Chilean Bank GAAP.

(6)	Calculated by dividing dividend paid in the year by net income attributable to the equity holders of the Bank for the previous year under IFRS.

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

	As of December 31,
	2017	2016	2015	2014	2013
	(in millions of Ch$)
Commercial Loans:
Commercial loans	9,990,656	9,853,657	8,985,452	8,324,949	7,797,682
Foreign trade loans	1,574,513	1,829,904	2,152,570	1,786,232	1,840,334
Checking account debtors	195,696	179,468	234,723	266,231	279,657
Factoring transactions	449,890	296,751	275,647	327,841	316,114
Leasing transactions	1,457,004	1,485,123	1,534,192	1,489,384	1,349,814
Other loans and accounts receivable	240,883	222,562	143,775	135,663	118,651
Subtotal	13,908,642	13,867,465	13,326,359	12,330,300	11,702,252

Mortgage loans:
Mortgage finance bond backed loans	24,060	32,579	134,105	116,150	72,297

	As of December 31,
	2017	2016	2015	2014	2013
	(in millions of Ch$)
Mortgage mutual loans	115,078	119,934	44,028	57,356	71,833
Other mortgage mutual loans	8,957,757	8,466,843	7,634,717	6,458,525	5,481,682
Subtotal	9,096,895	8,619,356	7,812,850	6,632,031	5,625,812

Consumer loans:
Installment consumer loans	2,910,742	2,722,365	2,469,646	2,320,775	2,168,121
Credit card loans	1,364,980	1,448,118	1,434,609	1,362,587	1,235,881
Consumer leasing contracts	4,715	5,117	5,460	5,270	3,451
Other consumer loans	277,255	271,203	240,956	229,743	199,795
Subtotal	4,557,692	4,446,803	4,150,671	3,918,375	3,607,248

Subtotal Loans to customers	27,563,229	26,933,624	25,289,880	22,880,706	20,935,312

Interbank loans	162,685	272,807	10,877	11,943	125,449

Total	27,725,914	27,206,431	25,300,757	22,892,649	21,060,761

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

Non-client loans

Interbank loans are fixed rate, short-term loans to financial institutions that operate in Chile.

Maturity and Interest Rate Sensitivity of Loans

The following table sets forth an analysis by type and time remaining to maturity of our loans as of December 31, 2017.

	Due in 1 year or less	Due after 1 year through 5 years	Due after 5 years	Total balance as of December 31, 2017
	(in millions of Ch$)
General commercial loans	4,172,661	3,444,674	2,373,321	9,990,656
Foreign trade loans	1,404,542	156,082	13,889	1,574,513
Leasing contracts	317,825	718,232	420,947	1,457,004
Other outstanding loans	797,198	44,856	44,415	886,469
Subtotal commercial loans	6,692,226	4,363,844	2,852,572	13,908,642
Residential loans backed by mortgage bonds	6,735	15,219	2,106	24,060
Other residential mortgage loans	487,900	1,745,350	6,839,585	9,072,835
Subtotal residential mortgage loans	494,635	1,760,569	6,841,691	9,096,895
Consumer loans	2,427,043	2,001,414	129,235	4,557,692
Subtotal	9,613,904	8,125,827	9,823,498	27,563,229
Interbank loans	162,685	-	-	162,685
Total loans	9,776,589	8,125,827	9,823,498	27,725,914

The following tables present the total amount of loans due after one year that have fixed and variable interest rates as of December 31, 2017. See also “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Interest Rates.”

As of December 31, 2017
(in millions of Ch$)
Variable Rate
Ch$	332
UF	954,006
Foreign currencies	-
Subtotal	954,338
Fixed Rate
Ch$	4,455,863
UF	11,752,769
Foreign currencies	786,355
Subtotal	16,994,987
Total	17,949,325

Loans by Economic Activity

The following table sets forth, at the dates indicated, an analysis of our client loan portfolio based on the borrower’s principal economic activity and geographic distribution. Loans to individuals for business purposes are allocated to their economic activity.

	Domestic loans (*) as of December 31,					Foreign interbank loans (**) as of December 31,
	2017	2016	2015	2014	2013	2017	2016	2015	2014	2013
	(in millions of Ch$)					(in millions of Ch$)
Commercial loans
Manufacturing	1,218,232	1,180,886	1,171,830	1,126,268	1,216,914	-	-	-	-	-
Mining	302,037	340,554	510,467	428,847	464,865	-	-	-	-	-
Electricity, gas and water	336,048	442,936	454,456	567,548	222,110	-	-	-	-	-
Agriculture and livestock	1,114,597	1,096,659	1,019,922	871,247	806,092	-	-	-	-	-
Forestry	98,941	96,806	96,069	98,039	183,716	-	-	-	-	-
Fishing	215,994	296,592	344,496	256,818	265,917	-	-	-	-	-
Transport	697,948	787,510	876,329	758,339	721,931	-	-	-	-	-
Communications	168,744	196,934	160,135	167,004	249,499	-	-	-	-	-
Construction	1,977,417	1,792,485	1,462,535	1,365,841	1,337,791	-	-	-	-	-
Commerce	3,131,870	3,120,400	3,050,663	2,773,410	2,578,979	162,685	272,733	10,827	11,899	125,383
Services	467,747	482,900	483,516	469,141	447,861	-	-	-	-	-
Other	4,179,067	4,032,877	3,695,991	3,447,842	3,206,643	-	-	-	-	-
Subtotals	13,908,642	13,867,539	13,326,409	12,330,344	11,702,318	162,685	272,733	10,827	11,899	125,383
Mortgage loans	9,096,895	8,619,356	7,812,850	6,632,031	5,625,812	-	-	-	-	-
Consumer loans	4,557,692	4,446,803	4,150,671	3,918,375	3,607,248	-	-	-	-	-
Total	27,563,229	26,933,698	25,289,930	22,880,750	20,935,378	162,685	272,733	10,827	11,899	125,383
Commercial loans
Manufacturing	1,218,232	1,180,886	1,171,830	1,126,268	1,216,914	4.4%	4.34%	4.63%	4.92%	5.78%
Mining	302,037	340,554	510,467	428,847	464,865	1.1%	1.25%	2.02%	1.87%	2.21%
Electricity, gas and water	336,048	442,936	454,456	567,548	222,110	1.2%	1.63%	1.80%	2.48%	1.05%
Agriculture and livestock	1,114,597	1,096,659	1,019,922	871,247	806,092	4.0%	4.03%	4.03%	3.81%	3.83%
Forestry	98,941	96,806	96,069	98,039	183,716	0.4%	0.36%	0.38%	0.43%	0.87%
Fishing	215,994	296,592	344,496	256,818	265,917	0.8%	1.09%	1.36%	1.12%	1.26%
Transport	697,948	787,510	876,329	758,339	721,931	2.5%	2.89%	3.46%	3.31%	3.43%
Communications	168,744	196,934	160,135	167,004	249,499	0.6%	0.72%	0.63%	0.73%	1.18%
Construction	1,977,417	1,792,485	1,462,535	1,365,841	1,337,791	7.1%	6.59%	5.78%	5.97%	6.35%
Commerce	3,294,555	3,393,133	3,061,490	2,773,410	2,704,362	11.9%	12.47%	12.10%	12.17%	12.84%
Services	467,747	482,900	483,516	469,141	447,861	1.7%	1.77%	1.91%	2.05%	2.13%
Other	4,179,067	4,032,877	3,695,991	3,447,842	3,206,643	15.1%	14.84%	14.61%	15.06%	15.23%
Subtotals	14,071,327	14,140,272	13,337,236	12,330,344	11,827,701	50.8%	51.98%	52.71%	53.92%	56.16%
Mortgage loans	9,096,895	8,619,356	7,812,850	6,632,031	5,625,812	32.8%	31.68%	30.88%	28.99%	26.71%
Consumer loans	4,557,692	4,446,803	4,150,671	3,918,375	3,607,248	16.4%	16.34%	16.41%	17.17%	17.13%
Total	27,725,914	27,206,431	25,300,757	22,880,750	21,060,761	100.0%	100.00%	100.00%	100.00%	100.00%

(*)	Includes domestic interbank loans for Ch$0 million as of December 31, 2017 (Ch$74 million as of December 31, 2016), see Note 8 of the Audited Consolidated Financial Statements.

(**)	Includes foreign interbank loans for Ch$162,685 million as of December 31, 2017 (Ch$272,733 million as of December 31, 2016), see Note 8 of the Audited Consolidated Financial Statements.

Foreign Assets and Loans

Santander-Chile’s Asset and Liability Committee, or ALCO, is responsible for determining the maximum foreign country exposure the Bank is permitted to have. The ALCO has determined that the total foreign country exposure cannot be greater than 1-time regulatory capital. To determine this, each country is classified using a ranking system from 1 to 6 based on the definition promulgated by the SBIF, in which the main consideration is the international rating of each country. The ALCO has also set a higher limit if the foreign exposure is to related parties. As of December 31, 2017, the Bank’s foreign exposure, including the estimate of counterparty risk in our derivatives portfolio, was U.S.$2,090 million, or 4.3% of our assets. For more information please see Note 37 of our Audited Consolidated Financial Statements.

Below, there are additional details regarding our exposure to countries in category 2 and 3, the riskiest categories we have exposure to as of December 31, 2017 considering fair value of derivative instruments. In this category China is the largest exposure and is also broke down below.

Country	Classification (1)	Derivative Instruments (adjusted to market)	Deposits	Loans	Financial Investments	Total Exposure
		US$ Mn	US$ Mn	US$ Mn	US$ Mn	US$ Mn
Bolivia	3	-	-	0.06	-	0.06
China	2	-	-	243.95	-	243.95
Italia	2	-	2.38	0.78	-	3.16
Mexico	2	-	0.01	-	-	0.01
Panama	2	0.63	-	-	-	0.63
Peru	2	3.38	-	-	-	3.38
Thailand	2	-	-	0.31	-	0.31
Turkey	3	-	-	9.49	-	9.49
Total		4.01	2.39	254.59	-	260.99

(1)	Corresponds to country’s classification established in Chapter B-6 of the Compendium of Accounting Standards issued by the SBIF.

Our exposure to Grupo Santander is as follows:

Counterpart	Country	Classification	Derivative instruments (market adjusted) USD Mn	Deposits USD Mn	Loans USD Mn	Financial Investments USD Mn	Total Exposure USD Mn
Banco Santander Spain*	Spain	1	9.74	118.26	-	-	128.0

*        We have included our exposure to Santander branches in New York and Hong Kong as exposure to Spain.

The total amount of this exposure to derivative instruments must be compensated daily with collateral and, therefore, there is no credit exposure.

As of December 31, 2017, we had no applicable sovereign exposure, no unfunded exposure, no credit default protection and no current developments.

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

Santander-Chile’s governance rules have established the existence of the Risk Committee. This committee is responsible for revising and following all risks that may affect us, including reputational risk, allowing for an integral risk management. This committee serves as the governing body through which the Board supervises all risk functions. It also evaluates the reasonability of the systems for measurement and control of risks. This Committee includes the Chairman of the Board and five Board members.

The Board has delegated the duty of credit risk management to the Risk Committee, as well as to the Bank’s risk departments, whose roles are summarized below:

•	Verify compliance with the strategic objectives of the group, depending on both assumed and potential risk, and alerting management to such risks.

•	Propose the primary metrics for risk appetite framework.

•	Review the level of compliance with regulatory provisions and recommendations issued by the Local and External Supervisors, ensuring their implementation on the stipulated dates.

•	Analyze with a comprehensive vision, the map of recommendations and incidents formulated by the different control instances (SBIF, DAI and External Audit) in order to identify the main risks involved.

•	Review the risk benchmark analysis, and from its results, identify and propose "best practices" or corrective / preventive actions, ensuring their proper implementation.

•	Review the adequate management of risks by the management areas, formulating where appropriate, the mitigation actions in accordance with the policies approved by the Board.

•	Monitoring, analysis and control of the limits defined in the Risk Framework (basic and complementary metrics) and the key credit risk indicators of each zone, segment or product, identifying possible sources of concern.

•	Analyze the relevant aspects of the risk (exogenous variables), which could eventually materialize in possible losses for the business (emerging risks).

•	Analyze and propose eventual changes in the policies and procedures used by the Bank for the administration, control and management of risks, when inconsistencies or vulnerabilities are verified.

•	Encourage compliance by the Bank with the best corporate governance practices in risk management.

•	Pre-review the documents of type 0 and 1 (Frames and Models) that were defined in the Approval Hierarchy model, which must then be approved in the Directory.

•	Perform, according to the calendar proposed by the Risk Department or on request, the sectoral analyzes considered relevant.

•	Review of risks in terms of Risk Compliance and Reputational Risk

•	Any other task that the Board deems necessary.

The following diagram illustrates the governance of our credit risk division including the committees with approval power:

Role of Santander Spain’s Global Risk Department: Credit Risk

In matters regarding Credit Risk, Santander Spain’s Global Risk Department has the following role:

•	All credit risks greater than U.S.$40 million (U.S.$60 million for financial institutions), after being approved locally, are reviewed by Santander Spain. This additional review ensures that no global exposure limit is being breached.

•	In standardized risks, the consumer and mortgage scoring models are developed locally but are reviewed and approved by Santander Spain’s Global Risk Department.

•	For each scoring model, a monthly Risk Report is prepared, which is reviewed locally and is also sent to Santander Spain’s Global Risk Department. This report includes the evolution of basic credit risk parameters such as loan amounts, non-performance, charge-offs and provisions.

•	Monthly, the Controller of the Risk Department sends a report to Santander Spain’s Global Risk Department covering all the main indicators regarding credit risk and the evolution of credit risk as compared to the budgeted levels.

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

Loans analyzed on an individual basis

For loans that are greater than Ch$400 million (US$648,455) , the Bank uses internal models to assign a risk category level to each borrower and its respective loans. We consider the following risk factors: industry or sector of the borrower, the borrower’s competitive position in its markets, owners or managers of the borrower, the borrower’s financial situation, the borrower’s payment capacity and the borrower’s payment behavior to calculate the estimated incurred loan loss. Through these categories, we differentiate the normal loan portfolio from the impaired one.

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

In accordance with such policy, every year we update appraisals of fair value of collateral before the end of the 24 month period for certain customers and such updated appraisals are considered in the calculation of the allowance for loan losses. The number of updated appraisals performed in 2014 was 98, in 2015 was 43 and 2016 it was 142 and in 2017 it was 257, and such updated appraisals were performed mainly because of changes in customer conditions (renegotiation deterioration of financial situation increase in credit line).

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

At the same time during September 2017, and as part of the normal process of updating the provisioning model for loans analyzed on a group basis, the Bank re-calibrated these models, incorporating a greater historical depth, including a recession period, thus strengthening the parameters of probability of default and loss given default.

This update did not generate significant differences at the level of the total balance of loan loss allowances for credit risk, although it did imply an increase in the provisions associated with commercial and mortgage loans and a decrease in the provisions associated with consumer loans. These improvements, in accordance with IAS 8, are considered as a change in an estimate and its effect was therefore recorded in the Consolidated Statement of Income for the year. For a description of the impact this re-calibration had on provision expense related to our consumer loans, residential mortgage loans and commercial loans analyzed on a group basis, please see “Item 5. Operating and Financial Review and Prospects— A. Operating Results-Provision for loan losses”

Once the customers have been classified, the loan loss allowance is the product of three factors: Exposure (EXP), Probability of Non-Performance (PNP) and Severity (SEV).

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

The following diagrams set forth the allowances required by our current models for consumer loans:

Santander:

Bank	Loan type		Allowance Level(1) (Loss rate)
	Performing	New clients	Existing clients	Banefe (3)
		0.53% -19.75%	0.05%-11.92%	0.13%-18.67%

Renegotiated consumer loans which were less than 90 days past due at the time of renegotiation (2)	3.66%-30.40%	10.19%-43.71%

Consumer	Renegotiated consumer loans which were more than 90 days past due at the time of renegotiation (2)	41.50%-100%	51,11%-100%

	Days Past Due	New Clients	Existing Clients	Previously Renegotiated Bank	Previously Renegotiated Banefe (3)
	90-120	31.78%	31.78%	41.50%	51.11%
Non-performing	120-150	51.17%	51.17%	60.15%	66.65%
	150-180	59.98%	59.98%	68.86%	78.50%
	>180			Charged-off

(1)	Percentage of loans outstanding

(2)	This category relates only to loans which were renegotiated and were less than 90 days past due at the time of renegotiation, migrating from such category as they reached 90 days past due since renegotiation.

(3)	Banefe was the brand aimed at the lower end of the consumer market and for which there are still loans outstanding.

There are two renegotiated categories in our consumer loan portfolio:

1.	Renegotiated Consumer which were less than 90 days past due at the time of renegotiation. The allowance for loan loss percentages (or loss rates) are assigned based on eight different risk profiles which are determined based on demographic and payment behavior variables.

2.	Renegotiated Consumer which were more than 90 days past due at the time of renegotiation The loss rates are assigned based on four different risk profiles which are determined based on the number of days overdue at the time of renegotiation:

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

In order to calculate the estimated incurred loan loss for all commercial loans collectively evaluated for impairment, the Bank sub-divided the portfolio in the following way:

Loan type		Allowance Level(1) (Loss rate)
Commercial loans analyzed on a group basis	Performing	Commercial loan to individuals w/o mortgage collateral	Commercial loan to individuals with mortgage collateral	Small Enterprise	Mid-sized Enterprise
		0.87% -15.70%	0.03%-3.98%	0.21%-14.39%	0.14%-7.31

	Renegotiated commercial loans which were less than 90 days past due at the time of renegotiation (2)	loan w/o mortgage collateral 2.93%-20.65%			loan with mortgage collateral 1.17%-8.25%

	Renegotiated commercial loans which were more than 90 days past due at the time of renegotiation (2)	Days Past Due when renegotiated	Commercial loan to individuals w/o mortgage collateral	Commercial loan to individuals with mortgage collateral	Small Enterprise	Mid-sized Enterprise
		90-179	41.69%	12.15%	30.95%	18.93%
		180-359	67.31%	23.42%	64.47%	51.86%
		360-719	75.69%	34.65%	70.15%	63.12%
		>720	83.82%	46.25%	74.53%	72.87%

	Non-performing consumer	Days Past Due	Commercial loan to individuals w/o mortgage collateral	Commercial loan to individuals with mortgage collateral	Small Enterprise	Mid-sized Enterprise	Previously renegotiated
		90-179	41.69%	12.15%	30.95%	18.93%	18.93%
		180-359	67.31%	23.42%	64.47%	51.86%	51.86%
		360-719	75.69%	34.65%	70.15%	63.12%	63.12%
		>720	83.82%	46.25%	74.53%	72.87%	72.87%

(1)	Percentage of loans outstanding

(2)	This category relates only to loans which were renegotiated and were less than 90 days past due at the time of renegotiation, migrating from such category as they reached 90 days past due since renegotiation.

Allowances for residential mortgage loans

The provision methodology for residential mortgage loans takes into consideration different factors in order to group customers with less the 90 days past due into seven different risk profiles. Factors considered are whether the customer is a new customer or has prior history with the Bank. For each of these main categories additional factors are considered in order to develop risk profiles within each risk category, including payment behavior, non-performance less than 90 days, collateral levels, renegotiation history with the Bank, and historical amounts of net charge-offs, among others. The explanation for the initial segregation into three categories, existing, new customer, is as follows: an existing customer is a customer for which there is a broader level of information and history of payment behavior with the Bank, while for a new customer the Bank has no history of payment behavior and only information from the banking system and credit bureaus is available. The risk categories are such that when a customer’s payment behavior deteriorates, the outcome is that the customer will move to a different risk category with a higher loss rate, therefore capturing the current status of the customer.

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

The following table sets forth the required loan loss allowance for residential mortgage loans:

Bank	Loan type	Allowance Level(1) (Loss rate)

Residential mortgage	Performing	Bank (excl Select)		Santander Select
		0.00%-5.18%		0.00%-3.88%

	Renegotiated mortgage loans which were less than 90 days past due at the time of renegotiation (2)	0.16%-8.37%

	Renegotiated mortgage loans which were more than 90 days past due at the time of renegotiation (2)	5.58%-26.25%

	Non-performing mortgage	Loan to Value
		0-60	5.58%
		60-80	8.48%
		80-90	11.93%
		>90	16.25%

1.	Percentage of loans outstanding

2.	This category relates only to loans which were renegotiated and were less than 90 days past due at the time of renegotiation, migrating from such category as they reached 90 days past due since renegotiation.

Analysis of Santander-Chile’s Loan Classification

The following tables provide statistical data regarding the classification of our loans analyzed on an individual basis as of December 31, 2017, 2016 and 2015.

	As of December 31,
	2017				2016				2015
Category	Individual	Percentage	Allowance	Percentage	Individual	Percentage	Allowance	Percentage	Individual	Percentage	Allowance	Percentage
	Ch$mn	%	Ch$mn	%	Ch$mn	%	Ch$mn	%	Ch$mn	%	Ch$mn	%
Individu-alized business
A1	1,051,072	3.79	827	0.10	1,599,311	5.88	923	0.12	2,073,792	8.20	1,210	0.17
A2	5,957,305	21.49	18,514	2.34	6,437,930	23.67	23,757	3.00	5,898,065	23.32	17,353	2.28
A3	2,176,779	7.85	27,894	3.53	2,030,867	7.47	29,668	3.75	1,599,234	6.32	25,145	3.30
B	539,074	1.94	32,089	4.06	538,909	1.98	40,545	5.13	504,937	1.99	37,157	4.87
C1	145,033	0.52	2,604	0.33	121,893	0.45	2,176	0.28	81,767	0.32	1,635	0.21
C2	56,871	0.21	5,104	0.65	51,034	0.19	4,555	0.58	48,569	0.19	4,857	0.64
C3	39,825	0.14	8,935	1.13	49,901	0.18	11,136	1.41	37,663	0.15	9,416	1.24
C4	53,261	0.19	19,120	2.42	64,118	0.24	22,894	2.90	69,952	0.28	27,981	3.67
D1	71,896	0.26	41,941	5.30	73,462	0.27	42,625	5.39	76,157	0.30	49,503	6.49
D2	77,048	0.28	62,234	7.87	89,857	0.33	72,192	9.13	92,682	0.36	83,414	10.94
Total	10,168,164	36.67	219,262	27.73	11,057,282	40.66	250,471	31.69	10,482,818	41.43	257,671	33.81

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

The following table sets forth all of our non-performing loans and impaired loans as of December 31, 2017 2016, 2015, 2014 and 2013.

	2017	2016	2015	2014	2013
	(in millions of Ch$, except percentages)
Non-performing loans (1)	633,461	564,131	643,468	644,327	613,301
Impaired loans (2)	1,803,173	1,615,441	1,669,340	1,617,251	1,477,701
Allowance for loan losses (3)	791,157	790,605	762,301	684,317	614,933
Total loans (4)	27,725,914	27,206,431	25,300,757	22,892,649	21,060,761
Allowance for loan losses / loans	2.85%	2.89%	3.01%	2.99%	2.92%
Non-performing loans as a percentage of total loans	2.28%	2.07%	2.54%	2.81%	2.91%
Loan loss allowance as a percentage of non-performing loans	124.89%	140.15%	118.47%	106.21%	100.27%

(1)	Non-performing loans include the aggregate principal and accrued but unpaid interest of any loan with one installment that is at least 90 days past-due, and do not accrue interest.

(2)	Impaired loans include: (a) for loans individually evaluated for impairment: (i) the carrying amount of all loans to clients that are rated C1 through C4, D1 and D2 and (ii) the carrying amount of all loans to an individual client with at least one non-performing loan (which is not a residential mortgage loan past due less than 90 days), regardless of category; and (b) for loans collectively evaluated for impairment, the carrying amount of all loans to a client, when at least one loan to that client is not performing or has been renegotiated. See “Note 9—Loans and Accounts Receivables from Customers” of the Audited Consolidated Financial Statements. Renegotiated loans, on which payments are not past-due, are not ordinarily classified as non-performing loans, but do not accrue interest.

(3)	Includes allowance for interbank loans.

(4)	Includes interbank loans.

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

	2017	2016	2015	2014	2013
	(Ch$ million)
Total loans	27,725,914	27,206,431	25,300,757	22,892,649	21,060,761
Allowance for loan losses	791,157	790,605	762,301	684,317	614,933
Impaired loans(1)	1,803,173	1,615,441	1,669,340	1,617,251	1,477,701
Impaired loans as a percentage of total loans	6.50%	5.94%	6.60%	7.06%	7.02%
Amounts non-performing	633,461	564,131	643,468	644,327	613,301
To the extent secured(2)	318,218	298,537	283,731	296,899	295,503
To the extent unsecured	315,243	265,594	359,737	347,428	317,798
Amounts non-performing as a percentage of total loans	2.28%	2.07%	2.54%	2.81%	2.91%
To the extent secured(2)	1.15%	1.10%	1.12%	1.30%	1.40%
To the extent unsecured	1.14%	0.98%	1.42%	1.52%	1.51%
Loans loss allowances as a percentage of:
Total loans	2.85%	2.91%	3.01%	2.99%	2.92%
Total amounts non-performing	124.89%	140.15%	118.47%	106.21%	100.27%
Total amounts non-performing-unsecured	250.97%	297.67%	211.91%	196.97%	193.50%

(1)	Impaired loans include: (a) for loans individually evaluated for impairment: (i) the carrying amount of all loans to clients that are rated C1 through C4, D1 and D2 and (ii) the carrying amount of all loans to an individual client with at least one non-performing loan (which is not a residential mortgage loan past due less than 90 days), regardless of category; and (b) for loans collectively evaluated for impairment, the carrying amount of all loans to a client, when at least one loan to that client is not performing or has been renegotiated. See “Note 9—Loans and Accounts Receivables from Customers” in the Audited Consolidated Financial Statements. Renegotiated loans, on which payments are not past-due, are not ordinarily classified as non-performing loans, but do not accrue interest.

(2)	Security generally consists of mortgages on real estate, pledges of marketable securities, letters of credit or cash.

A break-down of the loans included in the previous table which have been classified as impaired, including renegotiated loans, is as follows:

As of December 31, 2017
Impaired loans	Commercial	Residential mortgage	Consumer	Total
	(in millions of Ch$)
Non-performing loans	368,522	161,768	103,171	633,461
Commercial loans at risk of default (1)	427,890	-	-	427,890
Other impaired loans consisting mainly of renegotiated loans (2)	217,091	300,776	223,955	741,822
Total	1,013,503	462,544	327,126	1,803,173

 In particular, in 2017 we saw an increase in non-performing loans and other impaired loans throughout our portfolio, due to the negative impacts of lower economic growth during the year which led to a decrease in commercial activity and a slight increase in the unemployment rate during the year which negatively impacted our clients in our mortgage and consumer portfolio.

As of December 31, 2016

Impaired loans	Commercial	Residential mortgage	Consumer	Total
	(in millions of Ch$)
Non-performing loans	316,838	147,572	99,721	564,131
Commercial loans at risk of default (1)	439,707	-	-	439,707
Other impaired loans consisting mainly of renegotiated loans (2)	172,624	250,116	188,863	611,603
Total	929,169	397,688	288,584	1,615,441

As of December 31, 2015
Impaired loans	Commercial	Residential mortgage	Consumer	Total
	(in millions of Ch$)
Non-performing loans	346,868	183,133	113,467	643,468
Commercial loans at risk of default (1)	486,685	-	-	486,685
Other impaired loans consisting mainly of renegotiated loans (2)	108,330	213,014	217,843	539,187
Total	941,883	396,147	331,310	1,669,340

As of December 31, 2014
Impaired loans	Commercial	Residential mortgage	Consumer	Total
	(in millions of Ch$)
Non-performing loans	367,791	179,417	97,119	644,327
Commercial loans at risk of default (1)	420,038	-	-	420,038
Other impaired loans consisting mainly of renegotiated loans (2)	95,335	191,186	266,365	552,886
Total	883,164	370,603	363,484	1,617,251

As of December 31, 2013
Impaired loans	Commercial	Residential mortgage	Consumer	Total
	(in millions of Ch$)
Non-performing loans	364,890	155,688	92,723	613,301
Commercial loans at risk of default (1)	317,534	-	-	317,534

As of December 31, 2013
Impaired loans	Commercial	Residential mortgage	Consumer	Total
	(in millions of Ch$)
Other impaired loans consisting mainly of renegotiated loans (2)	122,464	167,713	256,689	546,866
Total	804,888	323,401	349,412	1,477,701

(1)	Total loans to a debtor, whose allowance level is determined on an individual basis with a risk of defaulting.

(2)	Renegotiated loans for loans whose loan loss allowance is analyzed on a group basis.

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

The following table shows the success rate, for the periods indicated, for renegotiated consumer and residential mortgage loans. The success rate for consumer loans is defined for each reported period as: (i) the total amount of loans renegotiated in that period minus the amount of such renegotiated loans that are classified as non-performing loans as of December 31, 2016 or 2017, as applicable, minus the amount of such renegotiated loans that have been charged off as of December 31, 2016 or 2017, as applicable, divided by (ii) the total amount of such renegotiated loans. The success rate for residential mortgage loans is defined for each reported period as: (i) the total amount of loans renegotiated in that period minus the amount of such renegotiated loans that are classified as non-performing loans as of December 31, 2016 or 2017, as applicable, divided by (ii) the total amount of such renegotiated loans. A charge-off of a residential mortgage loan is not generally included in measuring the success rate of mortgage renegotiations since the period to charge-off a mortgage loan is 48 months after an installment is past-due.

Period of renegotiation	Success rate Consumer Loans at December 31, 2017	Success rate Residential mortgage loans at December 31, 2017
1Q 2016	52.3%	84.8%
2Q 2016	44.2%	87.8%
3Q 2016	51.7%	90.1%
4Q 2016	59.1%	85.0%
1Q 2017	71.3%	93.2%
2Q 2017	75.0%	84.4%
3Q 2017	93.5%	97.1%
4Q 2017	99.6%	95.8%

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

Modified loans(1) (Ch$mn)	2017	2016	2015
Commercial loans collectively evaluated for impairment	111,963	117,002	156,055
Residential mortgage loans	120,109	157,239	223,645
Consumer loans	187,967	214,344	178,244
Total modified loans	420,039	488,585	557,944

(1)	Modified loans include loans collectively evaluated for impairment that were not classified as non-performing in which certain concessions were made to the client. The main type of concession given by the Bank is a reduction of interest, with forgiveness of principal occurring on rare occasions.

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

Analysis of Loan Loss Allowances

The following table provides the details of the roll-forwards in 2017, 2016, 2015, 2014 and 2013 of our allowance for loan losses, including decrease of allowances due to charge-offs, allowances established, allowances released, gross provision expense and opening and closing balance:

	Commercial loans		Mortgage loans	Consumer loans	Interbank loan
Activity during 2017	Individual	Group	Group	Group		Total
	(in millions of Ch$)
Balances as of December 31, 2016	246,336	183,106	57,009	300,019	4,135	790,605
Allowances established (1)	64,658	148,681	43,621	252,038	307	509,305
Allowances released (2)	(55,925)	(20,491)	(11,427)	(46,089)	(3,970)	(137,902)
Released allowances by charge-off (3)	(36,279)	(92,223)	(20,137)	(222,212)	-	(370,851)
Balances as of December 31, 2017	218,790	219,073	69,066	283,756	472	791,157

	Commercial loans		Mortgage loans	Consumer loans	Interbank loan
Activity during 2016	Individual	Group	Group	Group		Total
	(in millions of Ch$)
Balances as of December 31, 2015	256,505	174,696	62,427	267,507	1,166	762,301
Allowances established (1)	61,002	133,855	50,892	280,544	3,052	529,345
Allowances released (2)	(43,183)	(14,432)	(34,246)	(30,790)	(83)	(122,734)
Released allowances by charge-off (3)	(27,988)	(111,013)	(22,064)	(217,242)	-	(378,307)
Balances as of December 31, 2016	246,336	183,106	57,009	300,019	4,135	790,605

	Commercial loans		Mortgage loans	Consumer loans	Interbank loan
Activity during 2015	Individual	Group	Group	Group		Total
	(in millions of Ch$)
Balances as of December 31, 2014	215,852	165,697	48,744	254,023	1	684,317
Allowances established (1)	124,968	136,778	34,373	248,937	1,357	546,413
Allowances released (2)	(46,614)	(17,885)	(7,205)	(18,126)	(192)	(90,022)
Released allowances by charge-off (3)	(37,701)	(109,894)	(13,485)	(217,327)	-	(378,407)
Balances as of December 31, 2015	256,505	174,696	62,427	267,507	1,166	762,301

	Commercial loans		Mortgage loans	Consumer loans	Interbank loan
Activity during 2014	Individual	Group	Group	Group		Total
	(in millions of Ch$)

Balance as of December 31, 2013	206,377	100,170	43,306	264,585	495	614,933
Allowances established (1)	52,240	174,244	24,907	218,941	60	470,392
Allowances released (2)	(15,903)	(7,127)	(6,561)	(38,275)	(554)	(68,420)
Released allowances by charge-off (3)	(26,862)	(101,590)	(12,908)	(191,228)	-	(322,588)
Balances as of December 31, 2014	215,852	165,697	48,744	254,023	1	684,317

	Commercial loans		Mortgage loans	Consumer loans	Interbank loan
Activity during 2013	Individual	Group	Group	Group		Total
	(in millions of Ch$)
Balance as of December 31, 2012	154,702	95,938	35,990	263,259	159	550,048
Allowances established (1)	92,008	98,715	42,487	258,446	455	492,111
Allowances released (2)	(22,014)	(11,151)	(9,216)	(35,482)	(119)	(77,982)
Released allowances by charge-off (3)	(18,319)	(83,332)	(25,955)	(221,638)	-	(349,244)
Balances as of December 31, 2013	206,377	100,170	43,306	264,585	495	614,933

(1)	Represents gross allowances made in respect of increased risk of loss during the period and loan growth.

(2)	Represents the gross amount of loan loss allowances released during the year as a consequence of reduction in the level of risk existing in the loan portfolio, including as a result of improvement in the credit risk classification of borrowers and loans paid.

(3)	Represents the gross amount of loan loss allowances removed due to charge-off.

The following table shows recoveries by type of loan:

	Year ended December 31,
	2017	2016	2015	2014	2013
	(in millions of Ch$)
Recovery of loans previously charged-off
Consumer loans	39,972	41,072	35,565	36,908	36,004
Residential mortgage loans	10,942	10,041	6,543	5,122	4,735
Commercial loans	32,613	27,185	26,032	16,947	14,545
Total recoveries	83,527	78,298	68,140	58,977	55,284

Allocation of the Loan Loss Allowances

The following tables set forth, as of December 31 of each of the five years listed below, the proportions of our required loan loss allowances that were attributable to our commercial, consumer and residential mortgage loans at each such date.

	As of December 31, 2017				As of December 31, 2016				As of December 31, 2015
	Total Allowance	Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Allowance amount as a percentage of total allowances	Total Allowance	Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Allowance amount as a percentage of total allowances	Total Allowance	Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Allowance amount as a percentage of total allowances
	Ch$ million				Ch$ million				Ch$ million
Commercial loans
Commercial loans	301,990	3.0%	1.1%	38.2%	308,166	3.1%	1.1%	39.0%	305,465	3.4%	1.2%	40.1%
Foreign trade loans	50,470	3.2%	0.2%	6.4%	57,820	3.2%	0.2%	7.3%	67,104	3.1%	0.3%	8.8%
Checking accounts debtors	14,466	7.4%	0.1%	1.8%	9,648	5.4%	-	1.2%	9,869	4.2%	-	1.3%
Factoring transactions	5,995	1.3%	-	0.8%	5,407	1.8%	-	0.7%	5,955	2.2%	-	0.8%
Leasing transactions	30,322	2.1%	0.1%	3.8%	23,139	1.6%	0.1%	2.9%	25,437	1.7%	0.1%	3.3%
Other loans and accounts receivable	34,620	14.4%	0.1%	4.4%	25,262	11.4%	0.1%	3.2%	17,371	12.1%	0.1%	2.3%
Subtotals	437,863	3.1%	1.6%	55.3%	429,442	3.1%	1.6%	54.3%	431,201	3.2%	1.7%	56.6%
Residential mortgage loans
Loans with mortgage finance bonds	123	0.5%	-	-	16	-	-	-	336	0.8%	-	-
Mortgage mutual loans	594	0.5%	-	0.1%	190	0.2%	-	-	848	0.6%	-	0.1%
Other mortgage mutual loans	68,349	0.8%	0.2%	8.6%	56,803	0.7%	0.2%	7.2%	61,243	0.8%	0.2%	8.0%
Subtotals	69,066	0.8%	0.2%	8.7%	57,009	0.7%	0.2%	7.2%	62,427	0.8%	0.2%	8.1%
Consumer loans
Installment consumer loans	240,962	8.3%	0.9%	30.5%	249,545	9.2%	0.9%	31.6%	215,914	8.7%	0.9%	28.3%
Credit card balances	33,401	2.4%	0.1%	4.2%	41,063	2.8%	0.2%	5.2%	43,159	3.0%	0.2%	5.7%
Consumer leasing contracts	62	1.3%	-	-	72	1.4%	-	-	79	1.4%	-	-
Other consumer loans	9,331	3.4%	-	1.2%	9,339	3.4%	-	1.2%	8,355	3.5%	-	1.1%
Subtotals	283,756	6.2%	1.0%	35.9%	300,019	6.7%	1.1%	37.9%	267,507	6.4%	1.1%	35.1%
Totals loans to clients	790,685	2.9%	2.9%	99.9%	786,470	2.9%	2.9%	99.5%	761,135	3.0%	3.0%	99.8%
Interbank loans	472	0.3%	-	0.1%	4,135	1.5%	-	0.5%	1,166	10.7%	-	0.2%
Totals	791,157	2.9%	2.9%	100.0%	790,605	2.9%	2.9%	100.0%	762,301	3.0%	3.0%	100.0%

	As of December 31, 2014				As of December 31, 2013
	Total Allowance	Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Allowance amount as a percentage of total allowances	Total Allowance	Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Allowance amount as a percentage of total allowances
	Ch$ million				Ch$ million
Commercial loans
Commercial loans	269,185	3.2%	1.2%	39.3%	208,619	2.7%	1.0%	33.9%
Foreign trade loans	56,800	3.2%	0.2%	8.3%	53,005	2.9%	0.3%	8.6%
Draft loans	10,009	3.8%	-	1.4%	8,376	3.0%	-	1.3%
Factoring transactions	4,868	1.5%	-	0.7%	5,054	1.6%	-	0.8%
Leasing transactions	23,734	1.6%	0.1%	3.5%	19,177	1.4%	0.1%	3.1%
Other loans and accounts receivable	16,953	12.5%	0.1%	2.5%	12,316	10.4%	0.1%	2.0%
Subtotals	381,549	3.1%	1.6%	55.7%	306,547	2.6%	1.5%	49.7%
Residential mortgage loans
Loans with letters of credit	353	0.6%	-	0.1%	470	0.7%	-	0.1%
Mortgage mutual loans	552	0.5%	-	0.1%	380	0.5%	-	0.1%
Other mortgage mutual loans	47,839	0.7%	0.2%	7.0%	42,456	0.8%	0.2%	6.9%
Subtotals	48,744	0.7%	0.2%	7.2%	43,306	0.8%	0.2%	7.1%
Consumer loans
Installment consumer loans	201,931	8.7%	0.9%	29.5%	221,723	10.2%	1.1%	36.1%
Credit card balances	44,050	3.2%	0.2%	6.4%	37,300	3.0%	0.2%	6.1%
Consumer leasing contracts	80	1.5%	-	-	68	2.0%	-	-
Other consumer loans	7,962	3.5%	-	1.2%	5,494	2.7%	-	0.9%
Subtotals	254,023	6.5%	1.1%	37.1%	264,585	7.3%	1.3%	43.1%
Totals loans to clients	648,316	3.11%	2.9%	100.0%	614,438	2.9%	3.0%	99.9%
Interbank	1	-	-	-	495	0.4%	-	0.1%
Totals	648,317	3.0%	2.9%	100.0%	614,933	2.9%	3.0%	100.0%

Based on information available regarding our borrowers, we believe that our loan loss allowances are sufficient to cover known potential losses and losses inherent in a loan portfolio of the size and nature of our loan portfolio.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.       Directors and Senior Management

Directors

We are managed by our Board of Directors, which, in accordance with our by-laws, consists of 9 directors and two alternates who are elected at our ordinary shareholders’ meetings. Except as noted below, the current members of the Board of Directors were elected by the shareholders in the ordinary shareholders’ meeting held on April 26, 2017. Members of the Board of Directors are elected for three-year terms. The term of the current Board members expires in April of 2020. On October 27, 2016, the SBIF authorized a reduction in the number of Board members from 11 to nine. This reduction and the corresponding amendment to Article 14 of the by-laws was approved by the shareholders at an Extraordinary Shareholders’ Meeting held on January 9, 2017 and was enforced from the Bank’s Ordinary Shareholders’ Meeting, which took place on April 26, 2017.

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

Our current directors are as follows:

Directors	Position	Committees	Term Expires
Claudio Melandri (1)	Executive Chairman	Asset and Liability Committee (President)	Apr-20
Strategy Committee (President)
Risk Committee
Market Committee
Orlando Poblete Iturrate	First Vice President	Audit Committee (President)	Apr-20
Human Resources Committee
Oscar von Chrismar Carvajal	Second Vice President	Market Committee (President)	Apr-20
Risk Committee (Vice President)
Asset and Liability Committee
Juan Pedro Santa Maria Perez	Director	Analysis and Resolution Committee (President)	Apr-20
Risk Committee
Lucía Santa Cruz Sutil	Director	Strategy Committee	Apr-20
Human Resources Committee
Andreu Plaza	Director	—	Apr-20
Ana Dorrego	Director	—	Apr-20
Alfonso Gómez Morales (2)	Director	—	Apr-20
José Félix de Vicente Mingo (2)	Director	Asset and Liability Committee	Apr-20
Blanca Bustamante Bravo	Alternate Director	Human Resources Committee (President)	Apr-20
Audit Committee
Raimundo Monge Zegers	Alternate Director	Risk Committee	Apr-20
Strategy Committee
Asset and Liability Committee
Analysis and Resolution Committee

(1)	Vittorio Corbo resigned as Chairman of the Board on February 27, 2018. The Board unanimously agreed to name Claudio Melandri as the new Chairman.

(2)	Roberto Mendez and Roberto Zahler resigned as Directors on March 27, 2018. The Board appointed Alfonso Gómez Morales and José Félix de Vicente Mingo as Directors of the Board as of this date.

Claudio Melandri became the Executive Chairman on March 1, 2018 after being the Chief Executive Officer of Santander-Chile since January 2010 and being our Retail Banking Manager since February 21, 2008 before that. He started his career at Santander-Chile in 1990 becoming a regional branch manager and manager of Santander-Chile’s branch network. He was also a Vice President at Banco Santander Venezuela from 2005 to 2007. In 2007, he was appointed Corporate Director of Human Resources of Banco Santander-Chile. He is also President of Santander Chile Holding S.A. and First Vice President of Universia Chile S.A. Mr. Melandri has a Business Degree from the Universidad Tecnológica Metropolitana in Chile and holds a Master’s degree in Business Administration from the Universidad Adolfo Ibañez.

Orlando Poblete Iturrate is First Vice President and has served on the Board since April 25, 2015. He is the Second Vice President of the Audit Committee. He previously became an Alternate Director on April 22, 2014. Since 1991 Mr. Poblete has been a professor at the Universidad Los Andes. Between 1997 and 2004, he was Dean of the Law School and since 2014 he has been Chancellor of the university. He is also a partner at the law firm Orlando Poblete & Company. He is an arbitrator of the Centro de Arbitraje y Mediación de la Cámara de Comercio de Santiago. Between 2012 and 2014, he was Chairman of Clínica Universidad de los Andes and is currently Member of the Board of the University of the Andes. He has also been a Professor of Law at the University of Chile. Mr. Poblete is a lawyer from the University of Chile and has masters from the same university.

Oscar von Chrismar Carvajal is Second Vice President of the Board. He previously served as the Chief Executive Officer of Santander-Chile since August 2003. Mr. Von Chrismar is First Vice President of the Asset and Liability Committee, the Market Committee and the Risk Committee. He is also a member of the Human Resources Committee and the Strategy Committee. Prior to assuming the Chief Executive officer post, he was the Manager of Global Banking. Prior to the merger, he was the former Chief Executive Officer of Old Santander-Chile since September 1997, after being General Manager of Banco Santander-Peru since September 1995. Mr. von Chrismar is also a board member of Banco Santander Argentina and Banco Santander Peru. He is also the President of Santander Consumer Chile S.A. Prior to that, Mr. von Chrismar was the manager of the Finance Division of Santander-Chile, a position that he had held since joining Santander-Chile in 1990. Mr. von Chrismar holds an Engineering degree from the Universidad de Santiago de Chile.

Juan Pedro Santa María Pérez became a Director on July 24, 2012 after having served as Corporate Legal Director for Grupo Santander Chile and Legal Counsel for Santander-Chile. Mr. Santa María is President of the Analysis and Resolution Committee and First Vice President of the Risk Committee. Mr. Santa María joined Santander-Chile in 2002, after the merger with Banco Santiago. Previous to that he was Legal Counsel for Banco Santiago and Banco O’Higgins. He has also been President of the Legal Committee of the Asociación de Bancos e Instituciones Financieras de Chile for over 20 years and President Pro-Tempore of the Financial Law Committee of the Federación Latinoamericana de Bancos (FELABAN). Mr. Santa María holds a degree in Law from the Pontificia Universidad Católica de Chile.

Lucía Santa Cruz Sutil became a Director on August 19, 2003. Ms. Santa Cruz is a member of the Strategy Committee. Ms. Santa Cruz holds a degree in History from King’s College, London University and an M.Phil. in History from Oxford University and holds a Doctor Honoris Causa degree from King’s College. She is a Member of the Board of the Universidad Adolfo Ibañez. Ms. Santa Cruz is also Second Vice President of Universia Chile S.A. She is Vice President of the Board of Compañía de Seguros Generales y de Vida La Chilena Consolidada,(Zurich). She sits on the board of non-profit cultural organizations and is also a member of the Self-Regulation Committee for Insurance Companies in Chile. She is a Member of the Academy of Social, Political and Moral Sciences of the Institute of Chile.

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

Alfonso Gómez Morales became a director on March 27, 2018. Mr. Gómez started his career in the Indutrial and Sytem Engineering department of Universidad Catolica de Chile. He was founder of various companies, such as Apple Chile, Unlimited and Virtualia, the first social network developed in Latin America. He has been director for numerous companies, Director of the National Council of Innovation, National Director of the National Council of Culture and the Arts and Director of Fundación País Digital, among others. He was Dean of the Faculty of Engineering and later Dean of the Business School of the Adolfo Ibáñez University. As of June 2012, he is the Executive President of the UC Anacleto Angelini Innovation Center.

José Félix de Vicente Mingo became a director on March 27, 2018. He has a long career in the private sector in various sectors in Chile and abroad. In 2010 he became director of ProChile, the institution of the Ministry of Foreign Affairs that promotes Chilean exports, foreign investment and tourism development. In May 2013 he assumed the role of Minister of Economy, Development and Tourism. He has a commercial engineering degree from the Universidad de Chile.

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

Raimundo Monge Zegers became an Alternate Director on April 29, 2003. He was Corporate Director of Strategic Planning for Grupo Santander-Chile and CEO of Santander Chile Holding S.A. until May 2017. He is First Vice President of the Analysis and Resolution Committee. He is also currently a member of the Asset and Liability Committee, the Risk Committee and Secretary of the Strategy Committee. He joined Santander-Chile in 1991 after having worked for the Central Bank, where he held the position of Financial Director and Director of Strategic Planning, among others. Mr. Monge has a degree in business from the Universidad Católica de Chile and an MBA from the University of California, Los Angeles.

Senior Management

Our senior managers are as follows:

Senior Manager	Position	Date Appointed
Miguel Mata	Chief Executive Officer	Mar-18
Matias Sanchez	Director of Retail Banking	Mar-16
Fred Meller	Director of Global Corporate Banking	Jan-11
Jose Manuel Manzano	Director of Middle-Market	Apr-16
Emiliano Muratore	Chief Financial Officer	Apr-16
Guillermo Sabater	Financial Controller	Nov-15
Franco Rizza	Director of Risk	Feb-14
Ricardo Bartel	Director of Technology and Operations	Oct-14
María Eugenia de la Fuente	Director of Human Resources	Jun-15
Sergio Avila	Director of Administration and Costs	Mar-15
Felipe Contreras	Chief Accounting Officer	Oct-08
Carlos Volante	Manager Clients and Service Quality	Jan-14
Cristian Florence	General Counsel	Sep-12
Ricardo Martinez	Director of Internal Audit	Sep-13

Miguel Mata became the Chief Executive Officer of Santander Chile in March 2018, after being the Deputy General Manager for Santander-Chile for two years. Previously, between 2011 and 2016, he was the Chief Financial Officer for Santander-Chile. Prior to that, he served in several staff positions related to business strategy. Mr. Mata joined Santander-Chile in 2002 when Santander-Chile merged with Banco Santiago. Previously he was the Financial Controller of Banco Santiago. Mr. Mata is also a Director of Santander Consumer Chile S.A., Teatinos Siglo XXI Inversiones S.A. and Santander Chile Holding S.A. He has been working in the banking industry since 1990, when he joined Banco O’Higgins, one of the predecessors to Banco Santiago. Mr. Mata holds a degree in Engineering from Universidad Católica de Chile.

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

B.       Compensation

For the year ended December 31, 2017, the aggregate amount of compensation paid by us to all of our directors, executive officers and management members was Ch$43,866 million (U.S.$71.1 million). For the year ended December 31, 2017, the aggregate amount of compensation paid by us to all of our directors was Ch$1,199 million (U.S.$1.9 million), in monthly stipends. At our annual shareholder meeting held on April 26, 2017, shareholders were asked to approve a monthly stipend per director of UF 250 (U.S.$10,890), UF 500 (U.S.$21,779) for the Chairman of the Board and UF 375 (U.S.$16,334) for the Vice-Chairman of the Board. This amount will be increased by UF 30 per month (U.S.$1,307) if a Board member is named to one or more committees of the Board. The additional amount will be UF 60 (U.S.$2,614) for the President of a committee. Shareholders were also asked to approve the Audit Committee 2016 remuneration for its members. The remuneration is a 33% additional compensation over the monthly stipend received by a regular board member, or UF 83 (U.S.$3,594), totaling a monthly stipend of UF 333 (U.S.$14,483). This remuneration is in line with Chilean corporate governance law. In addition, we pay certain directors professional service fees for the consulting services that they render to us in their fields of expertise. For the year ended December 31, 2017, payments to our directors for consulting fees totaled Ch$370 million (U.S.$600 thousand).

Santander-Chile and its affiliates have designed variable-compensation plans for their employees, based on performance targets and objectives, the achievement of which are evaluated and paid on a quarterly and/or annual basis.

Share-based compensation (settled in cash)

In accordance with IFRS 2, equity instruments settled in cash are allocated to executives of the Bank and its Subsidiaries as a form of compensation for their services. The Bank measures the services received and the cash obligation at fair value at the end of each reporting period and on the settlement date, recognizing any change in fair value in the income statement for the period. For the years ended December 31, 2017, 2016 and 2015, share-based compensation amounted to Ch$2,752 million, Ch$331 million and Ch$66 million.

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

If the working relationship between the manager and the respective company ends, before s/he fulfills the abovementioned requirements, s/he will have no rights under this benefit plan. In the event of the executive’s death or total or partial disability, s/he will be entitled to receive this benefit. The Bank will make contributions to this benefit plan on the basis of mixed collective insurance policies whose beneficiary is the Bank. The life insurance company with whom such policies are executed is not an entity linked or related to the Bank or any other Santander Group company Plan Assets owned by the Bank at the end of 2017 totaled Ch$7,919 million (Ch$6,612 million in 2016).The amount of the defined benefit plans has been quantified by the Bank, based on the following criteria:

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

Actuarial hypothesis assumptions:

Actuarial assumptions with respect to demographic and financial variables are non-biased and mutually compatible with each other. The most significant actuarial hypotheses considered in the calculations were:

	Plans post-employment	Plans post-employment
	2017	2016

Mortality chart	RV-2014	RV-2014/CB-2014
Termination of contract rates	5.0%	5.0%
Impairment chart	PDT 1985	PDT 1985

Assets related to the pension fund contributed by the Bank into the Seguros Euroamérica insurance company with respect to defined benefit plans are presented as net of associated commitments. Activity for post-employment benefits is as follows:

	As of December 31,
	2017	2016
	Ch$mn
Plan assets	7,919	6,612
Commitments for defined-benefit plans
For active personnel	(6,998)	(4,975)
Incurred by inactive personnel	-	-
Minus:
Unrealized actuarial (gain) losses	-	-
Balances at year end	921	1,637

Year’s cash flow for post-employment benefits is as follows:

	For the years ended December 31,
	2017	2016	2015
	Ch$mn

a) Fair value of plan assets
Opening balance	6,612	6,945	6,495
Expected yield of insurance contracts	307	335	432
Employer contributions	1,931	886	18
Actuarial (gain) losses	-	-	-
Premiums paid	-	-	-
Benefits paid	(931)	(1,554)	-
Fair value of plan assets at year end	7,919	6,612	6,945
b) Present value of obligations
Present value of obligations opening balance	(4,975)	(5,070)	(4,639)
Net incorporation of Group companies	-	-	-
Service cost	(2,039)	150	(431)
Interest cost	-	-	-
Curtailment/settlement effect	-	-	-
Benefits paid	-	-	-
Past service cost	-	-	-
Actuarial (gain) losses	-	-	-
Other	16	(55)	-
Present value of obligations at year end	(6,998)	(4,975)	(5,070)
Net balance at year end	921	1,637	1,875

Plan expected profit:

	As of December 31,
	2017	2016	2015
Type of expected yield from the plan’s assets	UF + 2.50% annual	UF + 2.50% annual	UF + 2.50% annual
Type of yield expected from the reimbursement rights	UF + 2.50% annual	UF + 2.50% annual	UF + 2.50% annual

Plan associated expenses:

	For the years ended December 31,
	2017	2016	2015
	(in millions of Ch$)

Current period service expenses	2,039	(150)	431
Interest cost	-	-	-
Expected yield from plan’s assets	(307)	(335)	(432)
Expected yield of insurance contracts linked to the Plan:	-	-	-
Extraordinary allocations	-	-	-
Actuarial (gain)/ losses recorded in the period	-	-	-
Past service cost	-	-	-
Other	-	-	-
Total	1,732	(485)	(1)

C.       Board Practices

Audit Committee

Board member	Position in Committee
Orlando Poblete	President
Juan Pedro Santa María	Secretary
Blanca Bustamante	Member
Vacant[1]	Member

1.	Roberto Zahler resigned as Director on March 27, 2018 and as of the reporting date, this position has yet to be assigned.

The Audit Committee (Comité de Directores y Auditoría) is comprised of three members of the Board of Directors and the Committee Secretary is Juan Pedro Santa María. The Chief Executive Officer, General Auditor and other persons from the Bank can be invited to the meetings if necessary and are present on specific matters. This Committee’s primary responsibility is to support the Board of Directors in the continuous improvement of our system of internal controls, which includes reviewing the work of both the independent registered public accounting firm and the Internal Audit Department. The committee is also responsible for analyzing observations made by regulatory entities of the Chilean financial system about us and for recommending measures to be taken by our management in response. The external auditors are recommended by this committee to our Board of Directors and appointed by our shareholders at the annual shareholders’ meeting.

This committee is also responsible for:

•	Presenting to the Board of Directors a list of candidates for the selection of an external auditor.

•	Presenting to the Board of Directors a list of candidates for the selection of rating agencies.

•	Overseeing and analyzing the results of the external audit and the internal reviews.

•	Coordinating the activities of internal auditing with the external auditors’ review.

•	Overseeing and coordinating the Bank’s operational risk policies.

•	Analyzing the interim and year-end financial statements and reporting the results to the Board of Directors.

•	Analyzing the external auditors’ reports and their content, procedures and scope.

•	Analyzing the rating agencies’ reports and their content, procedures and scope.

•	Obtaining information regarding the effectiveness and reliability of the internal control systems and procedures.

•	Analyzing the information systems performance, and its sufficiency, reliability and use in connection with decision-making processes.

•	Obtaining information regarding compliance with the company’s policies regarding the due observance of laws, regulations and internal rules to which the company is subject.

•	Investigating suspicious and fraudulent activities (including conflicts).

•	Analyzing the reports of the inspection visits, instructions and presentations of the SBIF.

•	Obtaining information, analyzing and verifying the company’s compliance with the annual audit program prepared by the internal audit department.

•	Informing the Board of Directors of accounting changes and their effects.

Risk Committee

Board member	Position in Committee
Vacant[1]	President
Oscar von Chrismar Carvajal	Vice President
Claudio Melandri	Member
Juan Pedro Santa María Pérez	Member
Raimundo Monge Zegers	Member
Vacant[1]	Member

1.	Roberto Zahler and Roberto Méndez resigned as Directors on March 27, 2018 and as of the reporting date, these positions have yet to be assigned.

The Risk Committee is responsible for reviewing and monitoring all risks that may affect us, including reputational risk, allowing for integral risk management. This committee serves as the governing body through which the Board supervises risk in general. It also evaluates the reasonability of the systems for measurement and control of risks.

Asset and Liability Committee (ALCO)

The ALCO includes the President of the Board and three additional members of the Board, the Deputy Chief Executive Officer, the Chief Financial Officer, the Corporate Financial Controller, the Manager of the Financial Management Division, the Manager of Market Risk, the Manager of the Treasury Division, and other senior members of management. The ALCO meets monthly. All limits reviewed by the ALCO are measured and prepared by the Market Risk Department. The non-Board members of the ALCO meet weekly to review liquidity, funding, capital and market risk related matters.

Board member	Position in Committee
Claudio Melandri	President
Oscar von Chrismar Carvajal	Member
Raimundo Monge Zegers	Member
José Félix de Vicente Mingo	Member

The main functions of the ALCO are:

•	Making the most important decisions regarding inflation risk and exposure, interest rate risk, funding, capital and liquidity levels.

•	Review of the Bank’s inflation gap.

•	Review of the evolution of the most relevant local and international markets and monetary policies.

The main limits set and monitored by the ALCO (and measured by the Market Risk Department) are:

Risk	Measure
Interest rates	Sensitivity Capital
Sensitivity NIM
Liquidity	Regulatory limit 30 Days
Regulatory limit 90 Days
Liquidity coverage ratio
Net stable funding ratio
Structural liquidity limit
Capital	Core capital ratio
BIS ratio
BIS ratio with market risk
BIS ratio with market and operational risk
Foreign exposures	Intergroup exposure: Derivatives, deposits, loans
Foreign assets: Derivatives, Deposits, Loans

Market Committee

The Market Committee includes three members of the Board, the Chief Executive Officer, the Deputy Chief Executive Officer, the Director of Global Corporate Banking, the Chief Financial Officer, the Manager of the Treasury Division, the Manager of the Financial Management Division, the Manager of Market Risk, the Financial Controller and other senior members of management.

Board member	Position in Committee
Oscar von Chrismar Carvajal	President
Claudio Melandri	Member
Vacant[1]	Member

1.	Roberto Méndez resigned as Director on March 27, 2018 and as of the reporting date, this position has yet to be assigned.

The Market Committee is responsible for:

•	Establishing a strategy for the Bank’s trading portfolio and risk appetite.

•	Reviewing the net foreign exchange exposure and limit.

•	Establishing the Bank’s policies, procedures and limits with respect to its trading portfolio. The Bank’s Market Risk Department measures all risks and limits and reports these to the Market Committee.

•	Reviewing the evolution of the most relevant local and international markets and monetary policies.

Strategy Committee

Board member	Position in Committee
Claudio Melandri	President
Lucía Santa Cruz	Member
Raimundo Monge	Member
Vacant[1]	Member

1.	Roberto Méndez resigned as Director on March 27, 2018 and as of the reporting date, this position has yet to be assigned.

The Strategy Committee is in charge of our strategic planning process and follow-up, as well as the identification of broad business opportunities and threats. The Strategy Committee is comprised of the President of the Board and three additional Board members.

Human Resources Committee

Board member	Position in Committee
Blanca Bustamante	President
Orlando Poblete	Member
Lucía Santa Cruz	Member

The Human Resources Committee is comprised of three Board members, the Chief Executive Officer, the Deputy Chief Executive Officer, the Director of Human Resources and other senior managers. The Human Resources Committee dictates guidelines on management and general human resources policies, including incentive, selection, promotion and training policies.

D.       Employees

As of December 31, 2017, on a consolidated basis, we had 11,068 employees, 10,379 of whom were bank employees, 73 of whom were employees of our subsidiaries and 616 were employees of entities controlled by the Bank through other considerations. We have traditionally enjoyed good relations with our employees and their unions. Of the total headcount of us and our subsidiaries, 8,206 or 74.1% were unionized. In February 2018, a new collective bargaining agreement was signed with the main unions, which will come into effect on September 1, 2018 and which expires on August 31, 2021, though it may be renegotiated ahead of schedule with the consent of management and the union. We generally apply the terms of our collective bargaining agreement to unionized and non-unionized employees. The following chart summarizes the number of employees employed by the bank.

Employees	As of December 31, 2017
Executives	792
Professionals	6,195
Administrative	4,081
Total	11,068

E.        Share Ownership

No director or executive officer owns more than 1% of the shares of Santander-Chile as of December 31, 2017. Santander-Chile currently does not have any arrangements for involving employees in its capital and there is no systematic arrangement for grant of options or shares or securities of Santander-Chile to them. In accordance with IFRS 2, equity instruments settled in cash are allocated to executives of the Bank and its Subsidiaries as a form of compensation for their services. See “Item 6—Directors, Senior Management and Employees—Compensation” for more details.

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

The number of outstanding shares of Santander-Chile (of which there is only one class, being ordinary shares) at December 31, 2017, was 188,446,126,794 shares, without par value. Santander-Chile’s shares are listed for trading on the Chilean Stock Exchanges and on the NYSE in connection with the registration of ADRs. The market capitalization of Santander-Chile at December 31, 2017 on the Chilean stock exchange was Ch$9,081,219 million and U.S.$14,372 million on the NYSE. At December 31, 2017, Santander-Chile had 11,526 holders of its ordinary shares registered in Chile, including The Bank of New York Mellon as Depositary (the “Depositary”) of Santander-Chile’s ADS Program. Other than the information disclosed in this section, there are no arrangements to the knowledge of Santander-Chile that can result in a change of control of Santander-Chile. As of December 31, 2017, there were a total of 25 ADR holders on record. Since some of these ADRs are held by nominees, the number of record holders may not be representative of the number of beneficial holders.

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

	As of December 31,
	2017				2016				2015
	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Commercial loans	80,076	771	3,947	7,793	81,687	533	4,595	7,100	77,388	565	5,841	1,963
Mortgage loans	-	-	18,796	-	-	-	18,046	-	-	-	20,559	-
Consumer loans	-	-	4,310	-	-	-	3,783	-	-	-	2,274	-
Loans and accounts receivables	80,076	771	27,053	7,793	81,687	533	26,424	7,100	77,388	565	28,674	1,963
Allowance for loan losses	(209)	(9)	(177)	(18)	(209)	(35)	(87)	(34)	(213)	(190)	(62)	(20)
Net loans	79,867	762	26,876	7,775	81,478	498	26,337	7,066	77,175	375	28,612	1,943
Guarantees	361,452	-	23,868	7,164	434,414	-	23,636	5,486	499,803	-	25,493	1,632
Contingent loans
Personal guarantees	-	-	-	-	-	-	-	-	-	-	-	-
Letters of credit	19,251	-	-	33	27,268	-	-	-	29,275	-	-	-
Guarantees	377,578	-	-	-	437,101	-	-	-	510,309	-	-	2
Contingent loans	396,829	-	-	33	464,369	-	-	-	539,584	-	-	2
Allowance for contingent loans	(4)	-	-	1	(5)	-	-	-	(11)	-	-	-
Net contingent loans	396,825	-	-	34	464,364	-	-	-	539,573	-	-	2

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

The table below shows all other assets and liabilities with related parties:

	As of December 31,
	2017				2016				2015
	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other
	(in millions of Ch$)
Assets
Cash and deposits in banks	74,949	-	-	-	187,701	-	-	-	23,578	-	-	-
Trading investments	-	-	-	-	-	-	-	-	-	-	-	-
Obligations under repurchase agreements	-	-	-	-	-	-	-	-	-	-	-	-
Financial derivative contracts	545,028	86,011	-	-	742,851	33,433	-	-	771,774	24,773	-	-
Available-for-sale investments	-	-	-	-	-	-	-	-	-	-	-	-
Other assets	8,480	118,136	-	-	4,711	67,454	-	-	3,218	19,101	-	-
Liabilities
Deposits and other demand liabilities	24,776	25,805	2,470	221	6,988	7,141	2,883	630	9,987	8,535	2,454	1,373
Obligations under repurchase agreements	50,945	-	-	-	56,167	-	-	-	12,006	-	-	-
Time deposits and other time liabilities	785,988	27,968	3,703	3,504	1,545,835	6,219	2,525	2,205	1,360,572	234	2,728	898
Financial derivative contracts	418,647	142,750	-	7,190	954,575	54,691	-	-	1,323,996	23,326	-	-
Interbank borrowings	-	-	-	-	6,165	-	-	-	-	-	-	-
Issued debt instruments	482,626	-	-	-	484,548	-	-	-	398,565	-	-	-
Other financial liabilities	4,919	-	-	-	8,970	-	-	-	2,409	-	-	-
Other liabilities	164,303	58,168	-	-	446	44,329	-	-	376	19,541	-	-

Other transactions with related parties

During the years ended December 31, 2017, 2016, and 2015, the Bank had the following significant income (expenses) from services provided to (by) related parties:

	For the years ended December 31,
	2017				2016				2015
	Companies of the Group	Associated Companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated Companies	Key personnel	Other
	(in millions of Ch$)
Interest income and inflation-indexation adjustments	(43,892)	-	1,051	-	(39,279)	40	1,164	115	(10,986)	-	1,664	116
Fee and commission income and expenses	72,273	15,404	224	1	56,952	22,322	204	20	35,955	77	208	39
Net income (expense) from financial operations and net foreign exchange gain (loss) (*)	363,108	(48,453)	(3)	19	(343,963)	(48,373)	(88)	2	(321,985)	(16,845)	15	6
Other operating income and expenses	21,610	(1,454)	-	-	931	(2,239)	-	-	955	(1,027)	-	-
Key personnel compensation and expenses	-	-	(43,037)	-	-	-	(37,328)	-	-	-	(39,323)	-
Administrative and other expenses	(48,246)	(47,220)	-	-	(35,554)	(43,115)	-	-	(30,591)	(41,691)	-	-
Total	364,913	(81,723)	(41,765)	20	(360,913)	(71,365)	(36,048)	137	(326,652)	(59,486)	(37,436)	161

(*)	Primarily relates to derivative contracts used to financially cover exchange risk of assets and liabilities that cover positions of the Bank and its subsidiaries.

Only transactions with related parties equal to or greater than UF 5,000 (Ch$218 million) are included individually in the table above. Transactions with related parties between UF 1,000 (Ch$44 million) and up to UF 5,000 are included in other transactions with related parties. All transactions were conducted at arm’s length.

C.       Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.       Consolidated Statements and Other Financial Information

Financial Information

See “Item 18. Financial Statements.”

Legal Proceedings

We are subject to certain claims and are party to certain legal and arbitration proceedings in the normal course of our business, including claims for alleged operational errors. We do not believe that the liabilities related to such claims and proceedings are likely to have, in the aggregate, a material adverse effect on our consolidated financial condition or results of operations. For the year ended December 31, 2017, the Disclosure Committee of Santander-Chile has defined a significant legal proceeding as that implying an estimated incurred loss greater than 0.1% of pre-tax net income under Chilean GAAP. As of December 31, 2017, this cut-off totaled Ch$721 million (U.S.$ 1.17 million). As of December 31, 2017, there were no legal proceedings exceeding that amount. There are no material proceedings in which any of our directors, any members of our senior management, or any of our affiliates is either a party adverse to us or our subsidiaries or has a material interest adverse to us or our subsidiaries.

Upon the recommendation of our legal advisors, we estimate that our aggregate liability if all legal proceedings were determined adversely to us could result in significant losses not estimated by us. As of the date of the Audited Consolidated Financial Statements, the Bank and its affiliates were subject to certain legal actions in the normal course of their business. As of December 31, 2017, the Bank and its subsidiaries have provisions for these legal actions of Ch$1,214.2 million and Ch$0 million, respectively (Ch$1,194 million and Ch$48 million as of December 31, 2016), which are included in “Provisions” in the Audited Consolidated Statements of Financial Position as provisions for contingencies.

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

	Santiago Stock Exchange		NYSE
	Common Stock		ADS
	High	Low	High	Low
	(Ch$ per share)		(U.S.$ per ADS)
Annual Price History
2013	36.23	27.62	30.59	21.38
2014	37.32	26.81	26.91	19.19
2015	34.77	29.52	22.61	17.38
2016	38.05	29.10	23.48	15.98
2017	50.65	34.65	32.06	21.36
Quarterly Price History
2016
1st Quarter	33.47	29.10	19.74	15.98
2nd Quarter	33.89	30.84	20.24	17.99
3rd Quarter	36.47	31.62	22.51	19.18
4th Quarter	38.05	34.09	23.48	20.52
2017
1st Quarter	42.38	34.65	25.45	21.36
2nd Quarter	42.29	39.09	25.52	23.59
3rd Quarter	48.75	42.08	30.49	25.49
4th Quarter	50.65	43.21	32.06	26.65
Monthly Price History
Oct-17	48.75	46.34	31.61	29.93
Nov-17	49.24	44.3	31.18	27.47
Dec-17	50.22	43.21	32.06	26.65
Jan-18	52.75	48.66	34.78	32.37
Feb-18	50.78	47.5	33.8	31.4
Mar-18 (through March 22, 2018)	52.75	47.52	34.78	31.27

B.       Plan of Distribution

Not applicable

C.       Nature of Trading Market

Nature of Trading Market

Shares of our common stock are traded on the Chilean Stock Exchanges. Each ADS represents 400 shares of common stock. ADRs have been issued pursuant to the amended and restated deposit agreement dated as of August 4, 2015. As of December 31, 2017, 87,002,334 ADSs were outstanding (equivalent to 34,800,933,671 shares of common stock or 18.47% of the total number of issued shares of common stock).

D.       Selling Shareholders

Not applicable.

E.       Dilution

Not applicable.

F.       Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.       Share Capital

Not applicable.

B.       Memorandum and Articles of Association

The legal predecessor of Santander-Chile was Banco Santiago (Santiago). Santiago was incorporated by public deed dated September 7, 1977 granted at the Notary Office of Alfredo Astaburuaga Gálvez. Santiago received its permission to incorporate and function as a bank by Resolution No. 118 of the SBIF on October 27, 1977. The Bank’s by-laws were approved by Resolution No. 103 of the SBIF on September 22, 1977. In January 1997, Santiago merged with Banco O’Higgins, with Santiago as the surviving entity. In 1999, Santiago became a controlled subsidiary of Santander Spain. On January 9, 2017 in an Extraordinary Shareholder Meeting, the shareholders’ approved an amendment of the Bank’s Articles of Incorporation.

Our official name is Banco Santander-Chile and Banco Santander and Santander can also be used (formerly Banco Santander Santiago, Santander Santiago could also be used, but these names were eliminated in the new Articles of Incorporation).

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

Board of Directors and Managers

Currently, the Board of Directors has 11 regular members and two alternate members, elected by shareholder vote at Ordinary Shareholders’ Meetings. The directors may be either shareholders or non-shareholders of the

Company. There is no age limit for directors. On October 27, 2016, the SBIF authorized a reduction in the number of Board members from 11 to nine. This reduction and the corresponding amendment to Article 14 of the by-laws was approved by the shareholders at an Extraordinary Shareholders’ Meeting held on January 9, 2017 and entered into force at the Ordinary Shareholders’ Meeting, which took place on April 26, 2017. The directors may be shareholders or persons who are not members of the company.

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

Directors who have an interest in a business dealing, legal act, contract, or operation or transaction not specifically of a banking nature, or as representatives of another person, must inform the other directors thereof. The respective resolutions shall be approved by the Board and must be in accordance with conditions of equity similar to those customarily prevailing in the market and they shall be disclosed at the next Ordinary Shareholders’ Meeting by the person who chairs such meeting.

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

The Board shall designate three Directors from among its members to serve on a committee of Directors which shall be governed by the provisions of article 50bis of the Corporations Act.

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

Annual Report, Balance Sheet, and Distribution of Profits

A Balance Sheet shall be drawn up as of the thirty-first day of December of each year, to be submitted to the Ordinary Shareholders’ Meeting for its consideration, jointly with the Annual Report. The Balance Sheet and Statement of Income shall be published in conformity with the currently applicable legal and regulatory provisions. The approval or rejection of such financial statements is entirely within our shareholders’ discretion. If our shareholders reject our financial statements, our Board of Directors must submit new financial statements not later than 60 days from the date of such rejection. If our shareholders reject our new financial statements, our entire Board of Directors is deemed removed from office and a new Board of Directors is elected at the same meeting. Directors who individually approved such rejected financial statements are disqualified for re-election for the ensuing period.

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

Taxation of Dividends

Cash dividends paid by us with respect to shares of our common stock held by a Foreign Holder, including shares represented by ADSs, will be subject to a 35% Chilean Withholding Tax (“WHT”), which is withheld and paid over by us.

If we have paid Corporate Income Tax (the “CIT”) on the income from which the dividend is paid, a credit for the CIT (reduced, in certain circumstances by a related fiscal debit, as described below) effectively reduces the rate of WHT.

When a credit is available, the WHT is computed by applying the 35% rate to the pre-tax amount needed to fund the dividend and then subtracting from the tentative WHT so determined the amount of CIT actually paid on the pre-tax income. For determining the pre-tax amount of the dividend, the CIT credit will depend on the amounts accumulated in the Accumulated Credit Balance (SAC), at the date of withdrawal or distribution.

In general, 35% of CIT paid on the income from which a dividend is paid gives rise to a fiscal debit owed to the Chilean Treasury at the time the dividend distribution is made to a Foreign Holder. Accordingly, a Foreign Holder generally may apply a net credit equal to only 65% of the CIT to reduce WHT.

However, if the Foreign Holder is a resident of a country with which Chile has a Double Tax Treaty in force, the Foreign Holder may be entitled to apply the entire CIT against WHT otherwise due. Moreover, if the Foreign Holder is a resident of a country with a signed Double Tax Treaty that has not entered into force on January 1, 2017, (as in the case of United States) the Foreign Holder would also be entitled to a 100% CIT credit, without reduction by any related fiscal debit, until December 31, 2021. If at such date the treaty has not entered into force, the Foreign Holder will be subject to the general rules, and hence entitled only to a net credit of 65% of the CIT as described above.

To prove residency in a country with which Chile has a Double Tax Treaty, whether signed or in force, a Foreign Holder must produce a government-issued residence certificate , recognizing the taxpayer as a resident of the corresponding country. Foreign Holders are urged to consult with their tax advisers regarding all requirements to be entitled to the 100% CIT credit.

The effective rate of WHT on dividends paid by us will vary depending upon the rate of CIT. In order to determine the CIT credit available upon dividend distributions, earnings generated during the current year should be allocated first (at the rate in force during the year). Distributions made in excess of current year earnings, would be entitled to use as CIT credit the average rate applied to the accumulated earnings distributed.

The example below illustrates the effective Chilean WHT burden on a cash dividend received by a Foreign Holder, assuming a WHT rate of 35.0%, a statutory CIT rate of 27.0%and a distribution of all of the net proceeds available after payment of the CIT.

100% Credit available Taxable income	U.S.$100
CIT (27.0% of U.S.$100)	(27.0)
Net proceeds available	73.0
Dividend payment	73.0
Withholding Tax (35.0% of the sum of the dividend (U.S.$73.0) and the available CIT credit (U.S.$27.0)	35.0
CIT credit	(27.0)
Payable WHT	8.0
Net dividend received	65 (73.0-8.0)
Effective dividend withholding tax rate	11.0%
(8.0/73.0)

65% Credit available

Taxable income	U.S.$100
CIT (27.0% of U.S.$100)	(27.0)
Net proceeds available	73.0
Dividend payment	73.0
Withholding Tax (35.0% of the sum of the dividend (U.S.$73.0) and the available CIT credit (U.S.$27.55)	35.0
CIT credit	(27.00)
CIT debit	9.45
Payable WHT	17.45
Net dividend received	55.55 (73.0-17.45)
Effective dividend withholding tax rate	24.0%
(17.45/73.0)

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

Gain recognized on a sale or exchange of shares of common stock (as distinguished from sales or exchanges of ADSs representing such shares of common stock) by a Foreign Holder to an individual or entity that is not resident or domiciled in Chile will be subject to WHT. This tax must be withheld by the purchaser, with an interim rate of 10.0% of the total price without any deduction, unless the gain subject to taxation can be determined, in which case the withholding will be equal to a 35.0% on the gain.

Notwithstanding the above, if the seller evidences that no capital gain was generated, the WHT would not be applicable. For tax purposes, the capital gain shall be the difference between the sales price and the acquisition cost of the stock.

The tax basis of shares of common stock received in exchange for ADSs will be the acquisition value of such shares. The valuation procedure set forth in the deposit agreement, states that the highest price at which shares of common stock were exchanged on the Santiago Stock Exchange on the date of the exchange, generally will determine the acquisition value for this purpose. Consequently, the conversion of ADSs into shares of common stock and sale of such shares of common stock for the value established under the deposit agreement made on the date of the exchange will not generate a capital gain subject to taxation in Chile. In the case where ADSs were exchanged for shares and the subsequent sale of the shares is made on a different day from the one on which the exchange is recorded in the shareholders’ registry of the issuer, capital gains subject to taxation in Chile may be generated, depending on the difference between the acquisition value and the sale price.

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

Consequently, as we have included this clause in the form of ADRs attached to the deposit agreement, the capital gain that might be generated if the shares received in exchange for ADSs were sold within two days prior to the date on which the exchange is recorded in the shareholders’ registry of the issuer, will not be subject to Distribution and exercise of preemptive rights relating to the shares of common stock will not be subject to Chilean taxation.

Cash amounts received in exchange for the shares or assignment of preemptive rights relating to the shares will be subject to both the CIT and the WHT (the former being creditable against the latter to the extent described above).

In certain cases and provided certain requirements are met, capital gains realized on the sale of actively traded stock of Chilean public companies may be exempt from Chilean income taxes.

Our stock is currently considered to be an actively traded stock in the Santiago Stock Exchange, and Foreign Holders of the stock may qualify for an income tax exemption. Foreign Holders are urged to consult with their own tax advisers to determine whether an exemption applies to them.

If the Proposed U.S.-Chile Double Tax Treaty becomes effective, it may further restrict the amount of Chilean tax, if any, imposed on gains derived from the sale or exchange of shares of common stock by U.S. residents eligible for the benefits of the treaty. U.S. investors should consult their tax advisers as to the applicability of the treaty in their particular circumstances.

Other Chilean Taxes

No Chilean inheritance, donation or succession taxes apply to the transfer or disposition of the ADSs by a Foreign Holder, but such taxes generally will apply to the transfer at death or by donation of shares of our common stock by a Foreign Holder. No Chilean stamp, issue, registration or similar taxes or duties apply to Foreign Holders of shares or ADSs.

Withholding Tax Certificates

Upon request, we will provide to Foreign Holders appropriate documentation evidencing the payment of Withholding Taxes. For further information, the investor should contact: Robert Moreno, irelations@santander.cl. Dividends payable to holders of ADSs are net of foreign currency conversion expenses of the Depositary and will be subject to the Withholding Tax currently at the rate of 35% (subject to credits in certain cases as described above).

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
27.0% (Semi-Integrated Regime)

U.S. Federal Income Tax Considerations

The following is a discussion of material U.S. federal income tax consequences of owning and disposing of shares of our common stock or ADSs to U.S. holders described below, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to hold such common stock or ADSs. The discussion applies only if you are a U.S. holder holding shares of our common stock or ADSs as capital assets for U.S. federal income tax purposes. It does not address all aspects of U.S. federal income taxation that may be relevant to you in light of your particular circumstances, including the alternative minimum tax and the Medicare contribution tax, nor does it describe all tax consequences that may be relevant to U.S. holders subject to special rules, such as:

•	certain financial institutions;

•	insurance companies;

•	dealers and traders in securities who use a mark-to-market method of tax accounting;

•	persons holding shares or ADSs as part of a hedge, “straddle,” conversion transaction, integrated transaction or similar transaction;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•	tax-exempt entities, including “individual retirement accounts” or “Roth IRAs”;

•	persons holding shares of our common stock or ADSs that own or are deemed to own ten percent or more of the voting power or value of our stock;

•	persons who acquired shares of our common stock or ADSs pursuant to the exercise of any employee stock option plan or otherwise as compensation; or

•	persons whose shares or ADSs are held in connection with a trade or business conducted outside the United States.

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

Taxation of Distributions

Distributions paid on shares of our common stock or ADSs, other than certain pro rata distributions of common shares or rights, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. holders as dividends. Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, certain dividends paid by “qualified foreign corporations” to certain non-corporate U.S. holders may be taxable at rates applicable to long-term capital gains. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on a securities market in the United States, such as the NYSE where our ADSs are traded. You should consult your tax advisers to determine whether the favorable rates may apply to dividends you receive and whether you are subject to any special rules that limit your ability to be taxed at the favorable rates. The amount of the dividend will include any amounts withheld by us or our paying agent in respect of Chilean taxes at the effective rate (after credit for CIT) as described above under “ — Material Tax Consequences of Owning Shares of Our Common Stock or ADSs—Taxation of Dividends.” You should consult with your tax adviser to determine the amount considered withheld with respect to a distribution if you are subject to the Attributed Income Regime for Chilean tax purposes starting in 2017, as described above under “—Material Tax Consequences of Owning Shares of Our Common Stock or ADSs—Impact of Chilean Tax Reform.” The amount of the dividend will be treated as foreign-source dividend income to you and will not be eligible for the dividends-received deduction generally allowed to U.S. corporations under the Code.

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

Subject to applicable limitations that may vary depending upon your circumstances and the discussion above regarding concerns expressed by the U.S. Treasury, Chilean taxes withheld from cash dividends on shares of our common stock or ADSs, reduced by the credit for any CIT, as described above under “—Chilean Taxation,” generally will be creditable against your U.S. federal income tax liability. Starting in 2017, if you are subject to the Attributed Income Regime, as described above under “—Material Tax Consequences of Owning Shares of Our Common Stock or ADSs—Impact of Chilean Tax Reform,” amounts paid by you or withheld by us, reduced by the credit for any CIT, may be creditable for U.S. tax purposes. If creditable, it is uncertain whether such tax would be creditable in the year the Chilean tax is imposed, irrespective of whether a distribution is actually made. You should consult your tax adviser concerning the creditability and timing issues pertaining to such tax. If, however, the Proposed U.S.-Chile Treaty becomes effective, any Chilean income taxes withheld from dividends on shares or ADSs in excess of the rate provided by the treaty will not be creditable by a U.S. holder who is eligible for the benefits of the treaty. The rules governing foreign tax credits are complex and you should consult your tax advisers to determine whether you are subject to any special rules that limit your ability to make effective use of foreign tax credits. Instead of claiming a credit, you may, at your election, deduct such Chilean taxes in computing your taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits must apply to all foreign taxes paid or accrued in the taxable year.

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

Passive Foreign Investment Company Rules

Based on proposed Treasury regulations (the “Proposed Regulations”), which are proposed to be effective for taxable years beginning after December 31, 1994, we believe that we were not a “passive foreign investment company” (a “PFIC”) for U.S. federal income tax purposes for the year ended December 31, 2017. However, since the Proposed Regulations may not be finalized in their current form and since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among others, less than 25 percent owned equity investments) from time to time, there can be no assurance that we will not be a PFIC for any taxable year. If we were a PFIC for any taxable year during which you held an ADS or a share of our common stock, certain adverse tax consequences could apply to you.

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

A.       Risk Committee

The Risk Committee of the Board is responsible for reviewing and monitoring all risks that may affect us, including reputation risk, allowing for an integral risk management. This committee serves as the governing body through which the Board supervises risk in general. It also evaluates the reasonability of the systems for measurement and control of risks.

•	Credit risk

•	Market risk

•	Operational risk

•	Solvency risk (BIS)

•	Legal risks

•	Compliance risks

•	Reputational risks

This Committee includes the Vice Chairman of the Board and five Board members. This committee also includes the CEO, the Director of Risk and other senior level executives from the commercial side of our business: The Board members of this committee are:

Board member	Position in Committee
Vacant[1]	President
Claudio Melandri	Member
Oscar von Chrismar Carvajal	Member
Juan Pedro Santa María Pérez	Member
Raimundo Monge Zegers	Member
Vacant[1]	Member

1.	Roberto Zahler and Robert Méndez resigned as Directors on March 27, 2018 and as of the reporting date, these positions have yet to be assigned.

B. Audit Committee

Board member	Position in Committee
Orlando Poblete Iturrate	President
Juan Pedro Santa María	Secretary
Blanca Bustamante Bravo	Member
Vacant[1]	Member

1.	Roberto Zahler resigned as Director on March 27, 2018 and as of the reporting date, this position has yet to be assigned.

The Audit Committee (Comité de Directores y Auditoría) is comprised of three members of the Board of Directors and the Committee Secretary is Juan Pedro Santa María. The Chief Executive Officer, General Auditor and other persons from the Bank can be invited to the meetings if necessary and are present on specific matters. This Committee’s primary responsibility is to support the Board of Directors in the continuous improvement of our system of internal controls, which includes reviewing the work of both the external auditors and the Internal Audit Department. The committee is also responsible for analyzing observations made by regulatory entities of the Chilean financial system about us and for recommending measures to be taken by our management in response. The external auditors are recommended by this committee to our Board of Directors and appointed by our shareholders at the annual shareholders’ meeting.

C. Asset and Liability Committee

The ALCO includes the President of the Board and three additional members of the Board, the Deputy Chief Executive Officer, the Chief Financial Officer, the Corporate Financial Controller, the Manager of the Financial Management Division, the Manager of Market Risk, the Manager of the Treasury Division, and other senior members of management. The ALCO meets monthly. All limits reviewed by the ALCO are measured and prepared by the Market Risk Department. The non-Board members of the ALCO meet weekly to review liquidity, funding, capital and market risk related matters.

Board member	Position in Committee
Claudio Melandri	President
Oscar von Chrismar Carvajal	Member
Raimundo Monge Zegers	Member
José Félix de Vicente Mingo	Member

The main functions of the ALCO are:

•	Making the most important decisions regarding our exposure to inflation, interest rate risk, funding, capital and liquidity levels.

•	Review of the Bank’s inflation gap.

•	Review of the evolution of the most relevant local and international markets and monetary policies.

The main limits set and monitored by the ALCO (and measured by the Market Risk Department) are:

Risk	Measure
Interest rates	Sensitivity Capital
Sensitivity NIM
Liquidity	Regulatory limit 30 Days
Regulatory limit 90 Days
Liquidity coverage ratio
Net stable funding ratio
Structural liquidity limit
Capital	Core capital ratio
BIS ratio
BIS ratio with market risk
BIS ratio with market and operational risk
Foreign exposures	Intergroup exposure: Derivatives, deposits, loans
Foreign assets: Derivatives, Deposits, Loans

D.       Market Committee

The Market Committee includes the Chairman of the Board, the Vice Chairman of the Board, one additional member of the Board, the Chief Executive Officer, the Deputy Chief Executive Officer, the Director of Global Corporate Banking, the Chief Financial Officer, the Manager of the Treasury Division, the Manager of the Financial Management Division, the Manager of Market Risk, the Financial Controller and other senior members of management.

Board member	Position in Committee
Oscar von Chrismar Carvajal	President
Claudio Melandri	Member
Vacant[1]	Member

1.	Roberto Zahler resigned as Director on March 27, 2018 and as of the reporting date, this position has yet to be assigned.

The Market Committee is responsible for:

•	Establishing a strategy for the Bank’s trading investment portfolio.

•	Establishing the Bank’s policies, procedures and limits with respect to its trading portfolio. The Bank’s Market Risk Department measures all risks and limits and reports these to the Market Committee.

•	Reviewing the net foreign exchange exposure and limit.

•	Reviewing the evolution of the most relevant local and international markets and monetary policies.

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

1.       Credit Risk

Credit Risk Governance

The Risk Division, our credit analysis and risk management group, is largely independent of our business areas. Risk evaluation teams interact regularly with our clients. For larger transactions, risk teams in our headquarters work directly with clients when evaluating credit risks and preparing credit applications. Various credit approval committees, all of which include Risk Division and Commercial Division personnel, must verify that the appropriate qualitative and quantitative parameters are met by each applicant. Each committee’s powers are defined by our Board of Directors.

Santander-Chile’s governance rules establish an Risk Committee. This committee is responsible for revising and following all risks that may affect us, including reputational risk, allowing for an integral risk management. This committee serves as the governing body through which the Board supervises all risk functions. It also evaluates the reasonability of the systems for measurement and control of risks. This Committee includes the Vice Chairman of the Board and five Board members.

The Board has delegated the duty of credit risk management to the Risk Committee, as well as to the Bank’s risk departments, whose roles are summarized below:

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

Cyber-security and data security plans

The Bank continuously monitors cyber-security risks, and has implemented preventative measures to be prepared for any attack of this kind. The Bank has evolved its internal cyber-security model to reflect international standards, incorporating concepts which can be used to assess the degree of maturity in deployment. Based on this new assessment model, individual in-situ analyses have been carried out to identify deficiencies and steps to remedy any such deficiencies have been identified in our cyber-security defense plans. During 2017, the Bank did not face a material loss due to cybersecurity breaches and even though we have thorough cybersecurity practices and governance in place, we cannot assure that in the future a material event may not occur.

The Bank’s organizational and governance structure for the management and control of cyber-security risk has also been strengthened. Specific committees have been set up and cyber-security metrics have been included in the Bank’s risk appetite. Embedded in the Bank’s Technology and Operations division is the Technology and Operations Risk Department, which is the front line of defense against cyber-security threats and data security. In addition, the Non-Financial Risk Department through the Technological Risk area enforces the policies and controls that the different areas must follow regarding technology and cyber-security risks. Both areas coordinate through the various operational risk committees shown in the diagram above. The Bank is also implementing a plan with its Compliance Department that prohibits the trading of the Bank’s securities if a material cybersecurity event occurs.

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

The main decisions that relate to market risk for the Bank and the limits regarding market risk are made in the Asset and Liability Committee and the Market Committee. The measurement and oversight of market risks is performed by the Market Risk Department. Below is a list of the main reports produced by the Market Risk Department and who they are addressed to:

Report	Unit	Objective	Addressed to:	Periodicity
Daily Global Report	Market risks	Give a global vision of the market, positions, risks, sensitivity, vision and alerts of the trading and non-trading positions	Market Risk (local and global), Senior Management, Internal Auditors	Daily
Stress Test	Market risks	Stress test report over the Bank's trading and ALCO books	Market Risk (local and global), Senior Management, Internal Auditors	Monthly
Sensitivity Analysis	Market risks	Sensitivity analysis of the ALCO book	Market Risk (local and global), Senior Management, Internal Auditors	Daily
Fixed income positions	Market risks	Fixed income positions and general information	Market Risk (local and global), Senior Management, Internal Auditors	Daily
Interest rate gap	Market risks	Interest rate gap sensitivity and limit levels	Market Risk (local and global), Senior Management, Internal Auditors	Monthly
Liquidity gap	Market risks	Liquidity levels and limits	Market Risk (local and global), Senior Management, Internal Auditors	Monthly
Market report	Market risks	Main market indicators and evolution	Market Risk (local and global), Senior Management, Internal Auditors	Daily
VaR	Market risks	VaR position and limits	Market risk (local and global) and Senior Management	Daily
Trading Portfolio Limits	Market risks	Trading book evolution, instruments and limits	Market Risk (local and global), Senior Management, Internal Auditors	Daily
Largest depositors	Market risks	Largest 20 and largest 50 depositors	Market risk (local and global) and Senior Management	Weekly
Follow-up report	Market risks	Summary of Market risk information for Senior Management	Market Risk (local and global), Senior Management (local and global), Internal Auditors	Monthly
Liquidity stress-test	Market risks	Liquidity stress test simulation	Market Risk (local and global), Senior Management, Internal Auditors	Monthly
Interest rate risk	Market risks	Interest rate risk report, limits and estimates of results from interest rate risk	Market risk (local and global), Manager of Global banking and markets, Manager of Treasury, Manager of Market Making and Prop Trading	Daily
Backtesting	Market risks	Backtesting of VaR estimates to actual results	Market Risk (local and global), Senior Management, Internal Auditors	Weekly
PNL Treasury	Market risks	Treasury income statement	Market risk (local and global), Manager of Global banking and markets, Manager of Treasury, Manager of Market Making and Prop Trading	Daily

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

4.	Market Risk: Quantitative Disclosure

Impact of inflation

•	Our assets and liabilities are denominated in Chilean pesos, Unidades de Fomento (UF) and foreign currencies. The Bank no longer recognizes inflation accounting and has eliminated price-level restatement in line with IFRS, but inflation impacts our results of operations as some loan, deposit and other liabilities are contracted in UF. The UF is revalued in monthly cycles. Each day in the period beginning on the tenth day of the current month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect a proportionate amount of the change in the Chilean Consumer Price Index during the prior calendar month. One UF equaled Ch$ 26,798.14 at December 31, 2017, Ch$26,347.98 at December 31, 2016, and Ch$25,629.09 at December 31, 2015. High levels of inflation in Chile could adversely affect the Chilean economy and could have an adverse effect on our business, financial condition and results of operations. Negative inflation rates also negatively impact our results. Inflation measured as the annual variation of the UF was 1.7% in 2017, 2.8% in 2016 and 4.1% in 2015. There can be no assurance that Chilean inflation will not change significantly from the current level. Although we currently benefit from moderate levels of inflation, due to the current structure of our assets and liabilities (i.e., a significant portion of our loans are indexed to the inflation rate, but there are no corresponding features in deposits or other funding sources that would increase the size of our funding base), there can be no assurance that our business, financial condition and result of operations in the future will not be adversely affected by changing levels of inflation. In summary:

•	UF-denominated assets and liabilities. The effect of any changes in the nominal peso value of our UF-denominated interest earning assets and interest bearing liabilities is reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest income and expense, respectively. Our net interest income will be positively affected by an inflationary environment to the extent that our average UF-denominated interest earning assets exceed our average UF-denominated interest bearing liabilities. Our net interest income will be positively affected by deflation in any period in which our average UF-denominated interest bearing liabilities exceed our average UF-denominated interest earning assets. Our net interest income will be negatively affected in a deflationary environment if our average UF-denominated interest earning assets exceed our average UF-denominated interest bearing liabilities.

•	Inflation and interest rate hedge. A key component of our asset and liability policy is the management of interest rate risk. The Bank’s assets generally have a longer maturity than our liabilities. As the Bank’s mortgage portfolio grows, the maturity gap tends to rise as these loans, which are contracted in UF, have a longer maturity than the average maturity of our funding base. As most of our long term financial instruments and mortgage loans are contracted in UF and most of our deposits are in nominal pesos, the rise in mortgage lending increases the Bank’s exposure to inflation and to interest rate risk. The size of this gap is limited by internal and regulatory guidelines in order to avoid excessive potential losses due to strong shifts in interest rates. In order to keep this duration gap below regulatory limits, the Bank issues long term bonds denominated in UF or interest rate swaps. The financial cost of the bonds and the efficient part of these hedges is recorded as net interest income. In 2017, the gain from the swaps taken in order to hedge mainly for inflation and interest rate risk and included in net interest income totaled a gain of Ch$15,408 million compared to a loss of Ch$42,420 million in 2016 and a loss of Ch$107,867 million in 2015. The average gap between our interest earnings assets and total liabilities linked to the inflation, including hedging was Ch$4,340,626 million in 2017, Ch$4,659,534 million in 2016 and Ch$3,507,250 million in 2015.

•	The financial impact of the gap between our interest earning assets and liabilities denominated in UFs including hedges was Ch$73,050 million in 2017, Ch$133,702 million in 2016 and Ch$130,666 million in 2015. The 45.4% decrease in the results from our UF gap was due to the lower gap in 2017 compared to 2016, and the lower UF inflation rate in 2017 compared to 2016.

	As of December 31,			% Change	% Change
Impact of inflation on net interest income	2017	2016	2015	2017/2016	2016/2015
	(in millions of Ch$)
Results from UF GAP (1)	73,050	133,702	130,666	(45.4%)	2.3%
Annual UF inflation	1.7%	2.8%	4.1%

(1)	UF GAP is net interest income from asset and liabilities denominated in UFs and include the results from hedging the size of this gap via interest rate swaps.

•	Peso-denominated assets and liabilities. Interest rates prevailing in Chile during any period primarily reflect the inflation rate during the period and the expectations of future inflation. The sensitivity of our peso-denominated interest earning assets and interest bearing liabilities to changes to such prevailing rates varies. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Interest Rates.” We maintain a substantial amount of non-interest bearing peso-denominated demand deposits. Because such deposits are not sensitive to inflation, any decline in the rate of inflation would adversely affect our net interest margin on inflation indexed assets funded with such deposits, and any increase in the rate of inflation would increase the net interest margin on such assets. The ratio of the average of such demand deposits and average shareholder’s equity to average interest-earning assets was 29.8%, 29.0%, and 29.9% for the years ended December 31, 2017, 2016, and 2015, respectively.

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

As of December 31, 2017, the breakdown of maturities of assets and liabilities is as follows:

As of December 31, 2017	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Subtotal up to 1 year	Between 1 and 5 years	More than 5 years	Subtotal More than 1 year	Total
Assets
Cash and deposits in banks	1,452,922	-	-	-	1,452,922	-	-	-	1,452,922
Cash items in process of collection	668,145	-	-	-	668,145	-	-	-	668,145
Trading investments	-	72,983	4,024	68,277	145,284	201,331	139,121	340,452	485,736
Investments under resale agreements	-	-	-	-	-	-	-	-	-
Financial derivative contracts	-	135,780	198,876	410,415	745,071	756,518	737,058	1,493,576	2,238,647
Interbank loans (*)	-	6,064	152,911	3,710	162,685	-	-	-	162,685
Loans and accounts receivables from customers (**)	769,823	2,206,734	2,288,372	4,348,975	9,613,904	8,125,827	9,823,498	17,949,325	27,563,229
Available-for-sale investments	-	58,850	11,788	102,600	173,238	1,531,661	869,647	2,401,308	2,574,546
Guarantee deposits (threshold)	323,767	-	-	-	323,767	-	-	-	323,767
Total assets	3,214,657	2,480,411	2,655,971	4,933,977	13,285,016	10,615,337	11,569,324	22,184,661	35,469,677
Liabilities
Deposits and other demand liabilities	7,768,166	-	-	-	7,768,166	-	-	-	7,768,166
Cash items in process of being cleared	486,726	-	-	-	486,726	-	-	-	486,726
Obligations under repurchase agreements	-	268,061	-	-	268,061	-	-	-	268,061
Time deposits and other time liabilities	121,479	5,120,171	4,201,271	2,299,017	11,741,939	109,644	62,362	172,006	11,913,945
Financial derivative contracts	-	144,410	196,444	356,288	697,142	736,940	705,406	1,442,346	2,139,488
Interbank borrowings	4,130	46,013	397,419	1,030,241	1,477,803	220,554	-	220,554	1,698,357
Issued debt instruments	-	21,043	55,119	274,239	350,401	3,832,342	2,910,910	6,743,252	7,093,653
Other financial liabilities	177,663	701	2,583	31,879	212,826	27,985	1,219	29,204	242,030
Guarantees received (threshold)	408,313	-	-	-	408,313	-	-	-	408,313
Total liabilities	8,966,477	5,600,399	4,852,836	3,991,665	23,411,377	4,927,465	3,679,897	8,607,362	32,018,739

(*) Interbank loans are presented on a gross basis. The amount of allowance is Ch$472 million.

(**) Loans and accounts receivables from customers are presented on a gross basis. Provisions amounts according to type of loan are detailed as follows: Commercial loans Ch$462,865 million, Mortgage loans Ch$437,863 million, and Consumer loans Ch$283,756 million.

The following table sets forth our average daily balance of liabilities for the years ended December 31, 2017, 2016 and 2015, in each case together with the related average nominal interest rates paid thereon.

	2017			2016			2015
	Average Balance	% of Total Average Liabilities	Average Nominal Rate	Average Balance	% of Total Average Liabilities	Average Nominal Rate	Average Balance	% of Total Average Liabilities	Average Nominal Rate
	(in millions of Ch$, except percentages)
Interest-bearing liabilities
Savings accounts	117,305	0.3%	1.6%	116,339	0.3%	2.5%	114,330	0.3%	3.4%
Time deposits	13,146,520	37.0%	2.9%	13,620,848	38.6%	3.3%	12,685,504	36.7%	3.2%
Central Bank borrowings	6	0.0%	2.2%	871	0.0%	3.4%	4,891	-%	1.0%
Repurchase agreements	294,368	0.8%	2.3%	121,875	0.3%	2.4%	228,050	0.7%	3.1%
Mortgage finance bonds	38,714	0.1%	7.0%	52,414	0.1%	8.1%	63,061	0.2%	10.2%
Other interest bearing liabilities	8,632,129	24.3%	4.0%	7,856,201	22.3%	5.0%	7,500,408	21.7%	5.5%
Subtotal interest-bearing liabilities	22,229,042	62.6%	3.3%	21,768,548	61.8%	3.7%	20,596,244	59.6%	4.0%

Non-interest bearing liabilities
Non-interest bearing deposits	6,117,644	17.2%		5,753,622	16.3%		5,719,889	16.6%
Derivatives	2,175,063	6.1%		2,724,994	7.7%		2,958,942	8.6%
Other non-interest bearing liabilities	1,997,799	5.6%		2,156,015	6.1%		2,454,037	7.1%
Shareholders’ equity	3,001,680	8.5%		2,840,843	8.1%		2,816,116	8.2%
Subtotal non-interest bearing liabilities	13,292,186	37.4%		13,475,474	38.2%		13,948,984	40.4%
Total liabilities	35,521,228	100.0%		35,244,020	100.0%		34,545,228	100.0%

Foreign exchange fluctuations

The Chilean government’s economic policies and any future changes in the value of the Chilean peso against the U.S. dollar could adversely affect our financial condition and results of operations. The Chilean peso has been subject to significant devaluation in the past and may be subject to significant fluctuations in the future. The Central Bank exchange rate appreciated 7.8% in 2017 and appreciated 5.7% in 2016. See “Item 3. Key Information—A. Selected Financial Data—Exchange Rates.”

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

Our current strategy is not to maintain a significant difference between the balances of our assets and liabilities in foreign currencies. In 2017, 2016 and 2015, the Bank’s spot position in foreign currency held more liabilities than assets in foreign currencies, mainly U.S. dollars as a result of an ample supply of U.S.$ deposits from companies that receive export revenues, foreign correspondent bank loans and bonds issued abroad. This difference is usually hedged using forwards and cross-currency swaps. In general, the Bank is not permitted, due to guidelines set by the ALCO and the Market Committee, to open a meaningful gap in foreign currency. Therefore, all foreign currency risk is included in the trading portfolio and is measured using VaR. The average VAR of our foreign currency position was U.S.$1.71 million in 2017. The translation gain or loss over assets and liabilities (excluding derivatives held for trading) is included as foreign exchange transactions in the income statement. The translation and mark-to-market of foreign currency derivatives held for trading is recognized as a gain or loss in the net results from mark-to-market and trading.

As of December 31, 2017, the net difference between assets and liabilities in foreign currency was a net asset position of U.S.$186.4 million. The average gap, be it a net asset or liability position in foreign currency, in 2017 was U.S.$92.3 million or 0.2% of our total assets. Both figures include derivatives used to hedge foreign currency risk. Below is a graph that illustrates the net daily foreign currency position in 2017.

We also set an absolute limit on the size of Santander-Chile’s consolidated net foreign currency trading position, which is equivalent to the maximum differential allowed between assets and liabilities in foreign currencies, including hedging of this gap. The limit on the size of the net foreign currency position is determined by the Market Committee and is calculated and monitored by the Market Risk Department. At December 31, 2017, this was equal to U.S.$ 350 million. This limit in various other currencies is as follows:

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

	December 31, 2017	December 31, 2016
	Ch$ million
Balance as of:
Financial investments for trading	485,736	396,987
Available-for-sale investments	2,574,546	3,388,906
Encumbered assets (net) (1)	(268,330)	(205,703)
Net cash (2)	(37,628)	16,259
Net interbank deposits (3)	768,595	1,335,017
Total liquidity portfolio	3,522,919	4,931,466

	December 31, 2017	December 31, 2016
	Ch$ million
Average balance as of:
Financial investments for trading	457,546	277,775
Available-for-sale investments	2,562,753	2,455,220
Encumbered assets (net) (1)	(254,563)	(90,460)
Net cash (2)	(49,425)	(202,771)
Net interbank deposits (3)	1,025,280	1,263,768
Total liquidity portfolio	3,741,591	3,703,532

(1)	Assets encumbered through repurchase agreements are deducted from the liquidity portfolio

(2)	Total cash minus reserve requirement of the Central Bank

(3)	Includes overnight deposits in the Central Bank, domestic banks and foreign banks

The Central Bank also requires us to comply with the following liquidity limits:

•	The sum of the liabilities with a maturity of less than 30 days may not exceed the sum of the assets with a maturity of less than 30 days by an amount greater than our capital. This limit must be calculated in local currency and foreign currencies together as one gap. At December 31, 2017 the percentage of (i) our liabilities with a maturity of less than 30 days in excess of our assets with a maturity of less than 30 days to (ii) our capital and reserves was 48%, thus resulting in our compliance.

•	The sum of the liabilities in foreign currency with a maturity of less than 30 days may not exceed the sum of the assets in foreign currency with a maturity of less than 30 days by more than an amount greater than our capital. At December 31, 2017 the percentage of (i) our liabilities with a maturity of less than 30 days in foreign currency in excess of our assets in foreign currency with a maturity of less than 30 days to (ii) our capital and reserves was 22%, as the Bank had more foreign currency assets than liabilities for the calculation of this limit.

•	The sum of the liabilities with a maturity of less than 90 days may not exceed the sum of the assets with a maturity of less than 90 days by more than 2 times our capital. This limit must be calculated in local currency and foreign currencies together as one gap. At December 31, 2017 the percentage of (i) our liabilities with a maturity of less than 90 days in excess of our assets with a maturity of less than 90 days to (ii) our capital and reserves was 51%, thus resulting in our compliance.

New liquidity requirements in line with BIS III

The SBIF and the Chilean Central Bank published new liquidity corporate governance standards and ratios that must be implemented and calculated by all banks. These will eventually replace the current regulatory limits imposed by the SBIF and the Central Bank described above. These new liquidity standards are in line with those established in BIS III. The most important liquidity ratios that will eventually be adopted by Chilean banks are:

•	Liquid assets. The Bank’s must inform the liquid assets according to BIS III liquid levels. As of December 31, 2017 the breakdown of the Bank’s liquid assets by levels was the following:

December 31, 2017
Ch$ million
Balance as of:
Cash and cash equivalent	1,433,096
Level 1 liquid assets (1)	2,620,533
Level 2 liquid assets (2)	16,792
Total liquid assets	4,070,421

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

•	Liquidity coverage ratio (LCR), which measures the percentage of Liquid Assets over Net Cash Outflows. As of December 31, 2017 this was 138.3% according to the European Central Bank methodology.

•	Net Stable Funding Ratio (NSFR) which will measure a bank’s stable funding sources over required stables needs both concepts also defined in the new regulations. As of December 31, 2017 this was 109.5% according to our internal liquidity model.

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

We do not calculate three separate VaRs. We calculate a single VaR for the entire trading portfolio, which in addition is segregated by risk type. The VaR software performs a historical simulation and calculates a Profit and Loss Statement (P&L) for 520 data points (days) for each risk factor (fixed income, foreign currency and variable income.) The P&L of each risk factor is added together and a consolidated VaR is calculated with 520 points or days of data. At the same time a VaR is calculated for each risk factor based on the individual P&L calculated for each individual risk factor . Furthermore, a weighted VaR is calculated in the manner described above, but which gives a greater weighting to the 30 most recent data points. The larger of the two VaRs is the one that is reported. In 2017, 2016 and 2015, we used the same VaR model and there has been no change in methodology or assumptions for subsequent periods.

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

At no time in 2017, 2016 and 2015 did the Bank exceed the VaR limits in respect of the three components which comprise the trading portfolio: fixed–income investments, variable–income investments and foreign currency investments. We perform back-testing daily and generally find that trading losses exceed our VaR estimate approximately one out of every 100 trading days. At the same time, we set a limit to the maximum VaR that we are willing to accept over our trading portfolio. In 2017, the Bank remained within the maximum limit it had set for VaR, including those instances in which the actual VaR exceeded the estimate.

The high, low, and average levels for each component and each year below were as follows:

Consolidated	2017	2016	2015
	(in millions of U.S.$)
VaR:
High	5.71	3.95	3.61
Low	1.56	1.08	0.62
Average	3.01	2.25	1.38
Fixed–income investments:
High	5.51	2.71	3.13
Low	1.15	0.55	0.61
Average	2.36	1.33	1.23
Variable–income investments:
High	0.01	0.03	0.19
Low	0.00	0.00	0.00
Average	0.00	0.00	0.00
Foreign currency investments:
High	4.21	3.83	3.43
Low	0.53	0.61	0.04
Average	1.71	1.91	0.64

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

Limitations of the sensitivity models

The most important assumption is the use of a 100 basis point change in the yield curve (57 basis points for the real rates). The Bank uses a 100 basis point change because sudden changes of that magnitude are considered realistic. The Santander Spain Global Risk Department has established comparable limits by country, to be able to compare, monitor and consolidate the market risk by country in a realistic and orderly way. In addition, the sensitivity simulation methodology should be interpreted with consideration for the following limitations:

•	The simulation of scenarios assumes that the volumes remain in the Bank’s Consolidated General Balance Sheet and are always renewed at maturity, thereby omitting the fact that certain credit risk and prepayment considerations may affect the maturity of certain positions.

•	This model assumes an identical change along the entire length of the yield curve and takes no account of the different movements for different maturities.

•	The model takes no account of the sensitivity of volumes which results from interest rate changes.

•	The limits to losses of budgeted financial income are calculated on the basis of the financial income foreseen for the year, which may not be actually earned, meaning that the real percentage of financial income at risk may be higher than the expected one.

Market Risk – Financial management portfolio – December 31, 2017, 2016 and 2015

	2017		2016		2015
	Effect on net interest income	Effect on equity	Effect on net interest income	Effect on equity	Effect on net interest income	Effect on equity
Financial management portfolio – local currency (in millions of Ch$)
Loss limit	48,000	175,000	48,000	175,000	32,500	150,000
High	(37,148)	(141,287)	30,853	146,208	29,721	103,091
Low	(22,958)	(112,818)	21,978	108,249	13,882	72,104
Average	(29,110)	(128,506)	26,119	120,159	22,695	88,394
Financial management portfolio – foreign currency (in millions of U.S.$)
Loss limit	30	75	30	75	30	70
High	14	42	14	35	9	15
Low	6	15	6	13	-	5
Average	10	23	10	26	2	12
Financial management portfolio – consolidated (in millions of Ch$)
Loss limit	48,000	175,000	48,000	175,000	34,500	150,000
High	(38,249)	(142,442)	31,764	145,566	29,232	102,002
Low	(23,571)	(112,277)	23,088	107,959	14,129	70,741
Average	(29,948)	(128,360)	27,390	119,632	22,390	87,095

Market risk –Regulatory method

The following table illustrates our market risk exposure according to the Chilean regulatory method, as of December 31, 2017. This information is sent to the SBIF on a quarterly basis. Our maximum exposure to long-term interest rate fluctuations is set at 35% of regulatory capital and is approved by the Board of Directors.

Regulatory Market Risk	As of December 31, 2017
(Ch$ million)
Market risk of trading portfolio (EMR)
Interest rate risk of trading portfolio	147,438
Foreign currency risk of trading portfolio	10,692
Risk from interest rate options	57,204
Risk from foreign currency options	2
Total market risk of trading portfolio	215,337
10% x Risk-weighted assets	2,841,534
Subtotal	3,056,871
Limit = Regulatory Capital	3,846,406
Available margin	789,535
Non-trading portfolio market risk
Short-term interest rate risk	106,813
Inflation risk	99,841
Long-term interest rate risk	1,057,503
Total market risk of non-trading portfolio	1,264,157
Regulatory limit of exposure to short-term interest rate and inflation risk
Short-term exposure to interest rate risk	106,813
Exposure to inflation risk	99,841
Limit: 22% of (net interest income + net fee income sensitive to interest rates)	288,200
Available margin	81,546
Regulatory limit of exposure to long-term interest rate risk
Long-term exposure to interest rate risk	1,057,503
35% of regulatory capital	1,346,242
Available margin	288,739

Regulatory Market Risk	As of December 31, 2017
(Ch$ million)
Regulatory limit of exposure to short-term interest rate and inflation risk
Short-term exposure to interest rate risk	106,813
Exposure to inflation risk	99,841
Limit: 22% of (net interest income + net fee income sensitive to interest rates)	288,200
Available margin	81,546
Regulatory limit of exposure to long-term interest rate risk
Long-term exposure to interest rate risk	1,057,503
35% of regulatory capital	1,346,242
Available margin	288,739

Derivative activities

At December 31, 2017, 2016 and 2015, derivatives are valued at market price on the balance sheet and the net unrealized gain (loss) on derivatives is classified as a separate line item on the income statement. Notional amounts are not recorded on the balance sheet. Banks must mark to market derivatives. A derivative financial instrument held for trading purposes must be marked to market and the unrealized gain or loss recognized in the income statement. The SBIF recognizes three kinds of hedge accounting: (i) cash flow hedges, (ii) fair value hedges and (iii) hedging of foreign investments.

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

In order to reduce the credit risk in its derivative contracts, the Bank has entered into Credit Support Annex (CSA) agreements with the majority of its counterparties, which include obligations to post daily cash collateral. The majority of the agreements include an obligation to post collateral with a threshold amount of zero. In the table below we identify those contracts with CSA and breakdown the fair value of our derivative portfolio by collateral threshold requirements for 2017 and 2016.

Fair value of derivative contracts	2017		2016
	Asset	Liabilities	Asset	Liability

Derivative contracts with zero threshold collateral amount in CSA	1,898,220	1,773,471	2,134,917	1,986,345
Derivative contracts with threshold collateral amounts in CSA that are greater than zero	221,030	316,840	233,945	238,450
Derivative contracts without CSA agreements	119,397	49,177	131,920	67,366
Total	2,238,647	2,139,488	2,500,782	2,292,161

We classify some of our derivative financial instruments as being held for trading, due to the guidelines from the SBIF. We enter into derivative contracts with some clients who seek hedging instruments. However, substantially all of our derivatives are not actually used for speculative purposes or trading. We also use derivatives to hedge our exposure to foreign exchange, interest rate and inflation risks. We had the following derivative financial instruments portfolio as of December 31, 2017, 2016 and 2015:

Derivative financial instruments portfolio	As of December 31, 2017
	Notional amounts			Fair Value
	Up to 3 months	More than 3 months to one year	More than one year	Assets	Liabilities
	(Ch$ million)
Fair value hedge derivative instruments
Interest rate swaps	-	162,985	1,554,171	23,003	1,424
Cross currency swaps	-	715,701	5,362,772	15,085	65,724
Subtotal	-	878,686	6,916,943	38,088	67,148
Cash Flow hedge derivative instruments
Currency forwards	801,093	218,982	-	39,233	59
Cross currency swaps	421,428	1,637,604	6,672,566	36,403	128,355
Subtotal	1,222,521	1,856,586	6,672,566	75,636	128,414
Derivative instruments for trading
Currency forwards	17,976,683	10,679,327	3,091,393	412,994	502,555
Interest rate swaps	9,069,964	14,389,389	46,342,779	467,188	392,366
Cross currency swaps	2,963,641	7,503,144	47,111,371	1,241,632	1,042,120
Call currency options	190,386	37,099	49,853	1,322	1,950
Call interest rate options	-	-	-	-	-
Put currency options	192,722	28,616	50,470	1,787	4,935
Subtotal	30,393,396	32,637,575	96,645,866	2,124,923	1,943,926
Total	31,615,917	35,372,847	110,235,375	2,238,647	2,139,488

	As of December 31, 2016
	Notional amounts			Fair Value
	Up to 3 months	More than 3 months to one year	More than one year	Assets	Liabilities
	(Ch$ million)
Fair value hedge derivative instruments
Interest rate swaps	74,086	514,454	1,402,870	38,977	211
Cross currency swaps	424,086	505,902	1,239,490	32,640	32,868
Subtotal	498,172	1,020,356	2,642,360	71,617	33,079
Cash Flow hedge derivative instruments
Interest rate swaps	915,879	639,939	-	10,216	3,441
Cross currency swaps	897,480	2,613,706	4,260,194	43,591	68,894
Subtotal	1,813,359	3,253,645	4,260,194	53,807	72,335
Derivative instruments for trading
Currency forwards	15,840,731	11,240,251	3,358,765	185,618	209,955
Interest rate swaps	6,889,665	12,512,285	49,747,459	627,047	526,695
Cross currency swaps	3,966,443	7,589,201	53,148,109	1,562,068	1,449,549
Call currency options	73,943	20,994	2,664	521	5
Call interest rate options	-	-	-	-	-
Put currency options	52,143	7,892	2,664	104	542
Other Derivatives	-	-	-	-	-
Subtotal	26,822,925	31,370,623	106,259,661	2,375,358	2,186,746
Total	29,134,456	35,644,624	113,162,215	2,500,782	2,292,161

	As of December 31, 2015
	Notional amount				Fair value
	Up to 3 months	More than 3 months to 1 year	More than 1 year	Assets	Liabilities
	Ch$mn
Fair value hedge derivatives
Interest rate swaps	327,955	1,184,795	630,970	5,480	6,364
Cross currency swaps	9,441	30,040	1,842,421	181,557	1,483
Subtotal	337,396	1,214,835	2,473,391	187,037	7,847
Cash flow hedge derivatives
Interest rate swaps	-	-	-	-	-
Cross currency swaps	7,281,184	4,445,006	2,720,520	273,291	69,716
Subtotal	7,281,184	4,445,006	2,720,520	273,291	69,716
Trading derivatives
Currency forwards	18,731,575	13,328,727	3,459,386	341,236	318,416
Interest rate swaps	7,272,523	15,677,393	56,140,894	533,416	540,011
Cross currency swaps	5,881,627	5,898,094	44,921,355	1,826,977	1,883,185
Call currency options	49,067	60,380	477,057	42,325	41,451
Call interest rate options	-	-	264,473	1,148	1,253
Put currency options	48,958	52,682	-	422	684
Other derivatives	125,258	-	-	74	43
Subtotal	32,109,008	35,017,276	105,263,165	2,745,598	2,785,043
Total	39,727,588	40,677,117	110,457,076	3,205,926	2,862,606

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Right

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

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

In 2017, the Depositary made direct payments and reimbursements to us in the gross amount of U.S. 1,155,578 for expenses related to investor relations of which 30% was withheld for tax purposes in the U.S.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

As of December 31, 2017, the Bank, under the supervision and with the participation of the Bank’s management, including its Disclosure Committee, the Chief Executive Officer, the Chief Financial Officer and the Financial Controller, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). There are, as described below, inherent limitations to the effectiveness of any control system, including disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

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

Based on this assessment, our management concluded that, as of December 31, 2017, our internal control over financial reporting was effective based on those criteria.

Changes in Internal Control Over Financial Reporting

There has been no change in the Bank’s internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that occurred during the period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting.

Our internal control over financial reporting as of December 31, 2017 has been audited by an independent registered public accounting firm, as stated in its report, which follows below.

Report of Independent Registered Public Accounting Firm

For the report of PricewaterhouseCoopers Consultores Auditores SpA, independent registered public accounting firm, dated March 27, 2018, on the effectiveness of our internal control over financial reporting as of December 31, 2017, see page F-2 of our Audited Consolidated Financial Statements.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors determined that one of the members of our Audit Committee, Roberto Zahler, met the requirements of an “audit committee financial expert” in accordance with SEC rules and regulations, in that he has an understanding of IFRS-IASB and financial statements, the ability to assess the general application of IFRS-IASB in connection with the accounting for estimates, accruals and reserves, experience analyzing and evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by our consolidated financial statements, an understanding of internal controls over financial reporting, and an understanding of audit committee functions. In the Board of Directors Meeting held on March 27, 2018, (the same day as the filing date) Roberto Zahler resigned from the Board of Directors. The Board of Directors will assign someone who meets these requirements to replace him in this position. All three members of our Audit Committee have experience overseeing and assessing the performance of Santander-Chile and its consolidated subsidiaries and our external auditors with respect to the preparation, auditing and evaluation of our consolidated financial statements.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Amounts paid to the auditors for statutory audit and other services were as follows:

	2017	2016
	(in millions of Ch$)
Audit Fees
- Statutory audit	410	402
- Audit-related regulatory reporting	318	248
- Other audit-related fees	408	14
Tax Fees
- Compliance	-	-
- Advisory Services	-	-
Total	1,136	664

Statutory audit: Consists of fees billed for professional services rendered in connection with the audit of our consolidated financial statements that are provided by PricewaterhouseCoopers Consultores Auditores SpA in 2017 and 2016 in connection with statutory and regulatory filings or engagements, and attest services.

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

All services provided by the Bank principal auditing firm in 2017 detailed in the table above were approved by the Audit and Compliance Committee.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In 2017, neither Santander-Chile nor any of its affiliates purchased any of Santander-Chile’s equity securities.

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

ITEM 19. EXHIBITS

a) Index to Financial Statements

Report of PricewaterhouseCoopers Consultores Auditores SpA, independent registered public accounting firm	F-2

Report of Deloitte Auditores y Consultores Limitada, independent registered public accounting firm	F-3

Audited Consolidated Financial Statements

Consolidated Statements of Financial Position as of December 31, 2016 and 2015	F-5

Consolidated Statements of Income for each of the three years in the period ended December 31, 2016, 2015 and 2014	F-6

Consolidated Statements of Other Comprehensive Income for each of the three years in the period ended December 31, 2016, 2015 and 2014	F-7

Consolidated Statements of Changes in Equity for each of the three years in the period ended December 31, 2016, 2015 and 2014	F-9

Consolidated Statements of Cash Flows for each of the three years in the period ended December 31, 2016, 2015 and 2014	F-10

Notes to consolidated financial statements	F-11

b) Index to Exhibits

Exhibit Number	Description
1A.1	Restated Articles of Incorporation of Santander-Chile (Spanish Version) (incorporated by reference to exhibit 3(a) to our Registration Statement on Form F-4 (Registration No. 333-100975) filed with the Commission on December 9, 2002).

1A.2	Restated Articles of Incorporation of Santander-Chile (English Version) (incorporated by reference to exhibit 3(b) to our Registration Statement on Form F-4 (Registration No. 333-100975) filed with the Commission on December 9, 2002).

1B	Amended and Restated By-Laws (estatutos) of Santander-Chile (English Version) (incorporated by reference to exhibit 99.1 to our Report on Form 6-K (File No. 001-14554) filed with the Commission on March 15, 2017).

2A.1	Form of Amended and Restated Deposit Agreement among Banco Santander-Chile, The Bank of New York Mellon (as depositary) and Owners and Holders of American Depositary Shares (incorporated by reference to our Registration Statement on Form F-6 (Registration No. 333-205890) filed with the Commission on July 27, 2015).

Exhibit Number	Description
2A.2	English translation of the Foreign Investment Contract among Banco Santander Chile, JPMorgan Chase Bank, N.A. and the Central Bank of Chile relating to the foreign exchange treatment of an investment in ADSs (incorporated by reference to exhibit 2.A.2 to Banco Santander-Chile’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015 (File No. 1-14554) filed with the Commission on May 2, 2016).

2A.3	English translation of the Assignment of Rights under the Foreign Investment Contract from JPMorgan Chase Bank, N.A. to The Bank of New York Mellon (incorporated by reference to exhibit 2.A.3 to Banco Santander-Chile’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015 (File No. 1-14554) filed with the Commission on May 2, 2016).

2A.4	Copy of the Central Bank Chapter XXVI Regulations Related to the Acquisition of Shares in Chilean Corporations and the Issuance of Instrument on Foreign Stock Exchanges or under Other Terms and Conditions of Issue (accompanied by an English translation) (incorporated by reference to Banco Santander-Chile’s Annual Report on Form 20-F for the fiscal year ended December 31, 1996 (File No. 1-13448) filed in paper with the Commission on June 30, 1997).

2B.1	Agreement for the Issuance of Bonds dated November 26, 1996 between Old Santander-Chile and Banco Security (accompanied by an English translation) (incorporated by reference to Banco Santander-Chile’s Annual Report for the fiscal year ended December 31, 1996 (File No. 1-13448) filed in paper with the Commission on June 30, 1997).

2B.2	Indenture dated December 9, 2004 between Santander-Chile and Deutsche Bank Trust Company Americas, as trustee, providing for issuance of securities in series (incorporated by reference to exhibit 2.B.2 to Banco Santander-Chile’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005 (File No. 1-14554) filed with the Commission on April 12, 2006).

2B.3	Indenture dated March 16, 2001, as amended on May 30, 2003, October 22, 2004, May 3, 2005, and September 20, 2005 between Santander-Chile and Banco de Chile, as trustee, relating to issuance of UF14 million senior notes (copy to be furnished upon request).

8.1	List of Subsidiaries.

12.1	Section 302 Certification by the Chief Executive Officer.

12.2	Section 302 Certification by the Chief Financial Officer.

12.3	Section 302 Certification by the Financial Controller.

13.1	Section 906 Certification.

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

Date: March 27, 2018

CONSOLIDATED FINANCIAL STATEMENTS 2017

Banco Santander Chile

Santander

CONTENT

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Banco Santander Chile

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Banco Santander Chile and its subsidiaries as of December 31, 2017 and 2016, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2017, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2017 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting appearing under Item 15 of this annual report. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

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

/s/ PricewaterhouseCoopers Consultores, Auditores SpA

Santiago, Chile

March 27. 2018

We have served as the Company’s auditor since 2016.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Banco Santander Chile

We have audited the accompanying consolidated statement of income, comprehensive income, changes in equity, and cash flows (the “consolidated financial statements”) of Banco Santander Chile and subsidiaries (the “Bank”) for the year ended December 31, 2015. These financial statements are the responsibility of the Bank´s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the results of operations and cash flows of Banco Santander Chile and subsidiaries for the year ended December 31, 2015 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS-IASB”).

/s/ Deloitte Auditores y Consultores Limitada

Santiago, Chile

May 1, 2016

Banco Santander Chile and Subsidiaries

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of December 31,
		2017	2016
	Note	MCh$	MCh$

ASSETS
Cash and deposits in banks	4	1,452,922	2,279,389
Cash items in process of collection	4	668,145	495,283
Trading investments	5	485,736	396,987
Investments under resale agreements	6	-	6,736
Financial derivative contracts	7	2,238,647	2,500,782
Interbank loans, net	8	162,213	268,672
Loans and accounts receivable from customers, net	9	26,772,544	26,147,154
Available for sale investments	10	2,574,546	3,388,906
Investments in associates and other companies	11	27,585	23,780
Intangible assets	12	63,219	58,085
Property, plant, and equipment	13	242,547	257,379
Deferred taxes	14	371,091	359,600
Other assets	15	764,410	847,272
TOTAL ASSETS		35,823,605	37,030,025

LIABILITIES
Deposits and other demand liabilities	16	7,768,166	7,539,315
Cash items in process of being cleared	4	486,726	288,473
Obligations under repurchase agreements	6	268,061	212,437
Time deposits and other time liabilities	16	11,913,945	13,151,709
Financial derivative contracts	7	2,139,488	2,292,161
Interbank borrowings	17	1,698,357	1,916,368
Issued debt instruments	18	7,093,65	7,326,372
Other financial liabilities	18	242,030	240,016
Current taxes	14	6,435	29,294
Deferred taxes	14	9,663	7,686
Provisions	20	303,798	292,210
Other liabilities	21	745,363	795,785
TOTAL LIABILITIES		32,675,685	34,091,826

EQUITY

Attributable to the equity holders of the Bank:		3,106,037	2,908,858
Capital	23	891,303	891,303
Reserves	23	1,781,818	1,640,112
Valuation adjustments	23	(2,312)	6,640
Retained earnings		435,228	370,803
Retained earnings from prior years		41,267	37,551
Income for the year		562,801	476,067
Minus: Provision for mandatory dividends	23	(168,840)	(142,815)
Non-controlling interest	24	41,883	29,341
TOTAL EQUITY		3,147,920	2,938,199

TOTAL LIABILITIES AND EQUITY		35,823,605	37,030,025

The accompanying notes form integral part of these consolidated financial statements.

Banco Santander Chile and Subsidiaries

CONSOLIDATED STATEMENTS OF INCOME

For the years ended

		December 31,
		2017	2016	2015
	Note	MCh$	MCh$	MCh$

OPERATING INCOME

Interest income	25	2,058,446	2,137,044	2,085,988
Interest expense	25	(731,755)	(855,678)	(830,782)

Net interest income		1,326,691	1,281,366	1,255,206

Fee and commission income	26	455,558	431,184	402,900
Fee and commission expense	26	(176,495)	(176,760)	(165,273)

Net fee and commission income		279,063	254,424	237,627

Net income (expense) from financial operations	27	2,796	(367,034)	(457,897)
Net foreign exchange gain	28	126,956	507,392	603,396
Other operating income	33	62,016	6,427	6,439

Net operating profit before provision for loan losses		1,797,522	1,682,575	1,644,771

Provision for loan losses	29	(302,255)	(342,083)	(399,277)

NET OPERATING PROFIT		1,495,267	1,340,492	1,245,494

Personnel salaries and expenses	30	(396,967)	(395,133)	(387,063)
Administrative expenses	31	(230,103)	(226,413)	(220,531)
Depreciation and amortization	32	(77,823)	(65,359)	(53,614)
Impairment of property, plant, and equipment	32	(5,644)	(234)	(21)
Other operating expenses	33	(68,413)	(68,902)	(58,729)

Total operating expenses		(778,950)	(756,041)	(719,958)

OPERATING INCOME		716,317	584,451	525,536

Income from investments in associates and other companies	11	3,963	3,012	2,588

Income before tax		720,280	587,463	528,124

Income tax expense	14	(145,031)	(109,031)	(76,395)

NET INCOME FOR THE YEAR		575,249	478,432	451,729

Attributable to:
Equity holders of the Bank		562,801	476,067	448,466
Non-controlling interest	24	12,448	2,365	3,263
Earnings per share attributable to Equity holders of the Bank :
Basic earnings	23	2,987	2,526	2,380
Diluted earnings	23	2,987	2,526	2,380

The accompanying notes form integral part of these consolidated financial statements.

Banco Santander Chile and Subsidiaries

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended

		December 31,
		2017	2016	2015
	Note	MCh$	MCh$	MCh$

NET INCOME FOR THE YEAR		575,249	478,432	451,729

OTHER COMPREHENSIVE INCOME ITEMS WHICH MAY BE
RECLASSIFIED SUBSEQUENTLY TO PROFIT OR LOSS

Available for sale investments	23	(5,520)	14,468	(28,777)
Cash flow hedge	23	(5,850)	(6,338)	(2,099)

Other comprehensive income items which may be reclassified subsequently to profit or loss, before tax		(11,370)	8,130	(30,876)

Income tax related to items which may be reclassified subsequently to profit or loss	14	2,754	(1,975)	6,462
Other comprehensive income items which may be reclassified subsequently to profit or loss, net of tax		(8,616)	6,155	(24,414)
TOTAL COMPREHENSIVE INCOME FOR THE YEAR		566,633	484,587	427,315

Attributable to:
Equity holders of the Bank		553,849	481,419	424,154
Non-controlling interests	24	12,784	3,168	3,161

The accompanying notes form integral part of these consolidated financial statements.

Banco Santander Chile and Subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended December 31, 2017, 2016 and 2015

		RESERVES		VALUATION ADJUSTMENTS			RETAINED EARNINGS
	Capital	Reserves and other retained earnings	Effects of merger of companies under common control	Available for sale investments	Cash flow hedge	Income tax effects	Retained earnings of prior years	Income for the year	Provision for mandatory dividends	Total attributable to equity holders of the Bank	Non-controlling interest	Total Equity
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Equity as of December 31, 2014	891,303	1,309,985	(2,224)	21,680	10,725	(6,805)	18,384	569,910	(170,973)	2,641,985	33,083	2.675,068
Distribution of income from previous period	-	-	-	-	-	-	569,910	(569,910)	-	-	-	-
Equity as of January 1, 2015	891,303	1,309,985	(2,224)	21,680	10,725	(6,805)	588,294	-	(170,973)	2,641,985	33,083	2.675,068
Dividends distributions/ withdrawals made	-	-	-	-	-	-	(330,199)	-	170,973	(159,226)	-	(159,226)
Transfer of retained earnings to reserves	-	220,132	-	-	-	-	(220,132)	-	-	-	(6,063)	(6,063)
Provision for mandatory dividends	-	-	-	-	-	-	-	-	(134,539)	(134,539)	-	(134,539)
Subtotal	-	220,132	-	-	-	-	(550,331)	-	36,434	(293,765)	(6,063)	(299,828)
Other comprehensive income	-	-	-	(28,645)	(2,099)	6,432	-	-	-	(24,312)	(102)	(24,414)
Income for the year	-	-	-	-	-	-	-	448,466	-	448,466	3,263	451,729
Subtotal	-	-	-	(28,645)	(2,099)	6,432	-	448,466	-	424,154	3,161	427,315
Equity as of December 31, 2015	891,303	1,530,117	(2,224)	(6,965)	8,626	(373)	37,963	448,466	(134,539)	2,772,374	30,181	2,802,555
Distribution of income from previous period	-	-	-	-	-	-	448,466	(448,466)	-	-	-	-
Equity as of January 1, 2016	891,303	1,530,117	(2,224)	(6,965)	8,626	(373)	486,429	-	(134,539)	2,772,374	30,181	2,802,555
Dividends distributions/ withdrawals made	-	-	-	-	-	-	(336,659)	-	134,539	(202,120)	(4,008)	(206,128)
Transfer of retained earnings to reserves	-	112,219	-	-	-	-	(112,219)	-	-	-	-	-
Provision for mandatory dividends	-	-	-	-	-	-	-	-	(142,815)	(142,815)	-	(142,815)
Subtotal	-	112,219	-	-	-	-	(448,878)	-	(8,276)	(344,935)	(4,008)	(348,943)
Other comprehensive income	-	-	-	13,414	(6,338)	(1,724)	-	-	-	5,352	803	6,155
Income for the year	-	-	-	-	-	-	-	476,067	-	476,067	2,365	478,432
Subtotal	-	-	-	13,414	(6,338)	(1,724)	-	476,067	-	481,419	3,168	484,587
Equity as of December 31, 2016	891,303	1,642,336	(2,224)	6,449	2,288	(2,097)	37,551	476,067	(142,815)	2,908,858	29,341	2,938,199
Distribution of income from previous period	-	-	-	-	-	-	476,067	(476,067)	-	-	-	-
Equity as of January 1, 2017	891,303	1,642,336	(2,224)	6,449	2,288	(2,097)	513,618	-	(142,815)	2,908,858	29,341	2,938,199
Dividends distributions/ withdrawals made	-	-	-	-	-	-	(330,645)	-	142,815	(187,830)	(242)	(188,072)
Transfer of retained earnings to reserves	-	141,706	-	-	-	-	(141,706)	-	-	-	-	-
Provision for mandatory dividends	-	-	-	-	-	-	-	-	(168,840)	(168,840)	-	(168,840)
Subtotal	-	141,706	-	-	-	-	(472,351)	-	(26,025)	(356,670)	(242)	(356,912)
Other comprehensive income	-	-	-	(5,990)	(5,850)	2,888	-	-	-	(8,952)	336	(8,616)
Income for the year	-	-	-	-	-	-	-	562,801	-	562,801	12,448	575,249
Subtotal	-	-	-	(5,990)	(5,850)	2,888	-	562,801	-	553,849	12,784	566,633
Equity as of December 31, 2017	891,303	1,784,042	(2,224)	459	(3,562)	791	41,267	562,801	(168,840)	3,106,037	41,883	3,147,920

Period	Total attributable to equity holders of the Bank	Allocated to reserves	Allocated to dividends	Percentage distributed	Number of shares	Dividend per share (in pesos)
	MCh$	MCh$	MCh$	%

Year 2016 (Shareholders Meeting April 2017)	472,351	141,706	330,645	70	188,446,126,794	1.755

Year 2015 (Shareholders Meeting April 2016)	448,878	112,219	336,659	75	188,446,126,794	1.787

The accompanying notes form integral part of these consolidated finncial statements.

Banco Santander Chile and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended

		December 31,
		2017	2016	2015
	NOTE	MCh$	MCh$	MCh$

A - CASH FLOWS FROM OPERATING ACTIVITIES
NET INCOME FOR THE YEAR		575,249	478,432	451,729
Debits (credits) to income that do not represent cash flows		(1,198,330)	(1,082,975)	(927,591)
Depreciation and amortization	32	77,823	65,359	53,614
Impairment of property, plant, and equipment	32	5,644	234	21
Provision for loan losses	29	385,782	420,381	467,417
Mark to market of trading investments		1,438	(2,682)	(3,001)
Income from investments in associates and other companies	11	(3,962)	(3,012)	(2,588)
Net gain on sale of assets received in lieu of payment	33	(3,330)	(1,663)	(2,455)
Provision on assets received in lieu of payment	33	3,912	9,246	7,803
Net gain on sale of property, plant and equipment	33	(23,229)	(2,017)	(381)
Net interest income	25	(1,326,691)	(1,281,366)	(1,255,206)
Net fee and commission income	26	(279,063)	(254,424)	(237,627)
Debits (credits) to income that do not represent cash flows		(29,903)	4,238	90,484
Changes in deferred taxes	14	(6,751)	(37,269)	(45,672)
Increase/decrease in operating assets and liabilities		206,724	1,340,696	1,163,658
(Increase) of loans and accounts receivables from customers, net		(629,605)	(1,643,744)	(2,083,854)
Decrease (increase) of financial investments		725,611	(1,417,211)	(57,731)
Decrease (increase) due to resale agreements (assets)		6,736	(4,273)	2,463
Decrease (increase) of interbank loans		110,036	(261,744)	(1,057)
Decrease of assets received or awarded in lieu of payment		4,125	18,238	4,157
Increase of debits in customers checking accounts		127,968	268,695	744,863
(Decrease) increase of time deposits and other time liabilities		(1,237,764)	968,942	1,768,827
Increase (decrease) of obligations with domestic banks		(364,956)	365,436	(66,006)
Increase (decrease) of other demand liabilities or time obligations		100,883	(85,502)	130,763
Increase of obligations with foreign banks		146,947	243,355	142,069
(Decrease) increase of obligations with Central Bank of Chile		(2)	3	(90)
(Decrease) increase of obligations under repurchase agreements		55,624	68,748	(248,437)
Increase in other financial liabilities		2,014	19,489	15,402
(Decrease) increase of other assets and liabilities		(158,281)	259,899	(1,286,057)
Redemption of letters of credit		(11,772)	(16,606)	(26,720)
Senior bond issuances		911,581	3,537,855	878,389
Redemption of mortgage bonds and payments of interest		(5,736)	(5,492)	(5,343)
Redemption of senior bonds and payments of interest		(1,167,656)	(2,499,271)	(231,972)
Redemption of subordinated bonds and payments of interest		(14,899)	(12,128)	(10,397)
Interest received		2,058,446	2,137,044	2,093,028
Interest paid		(731,755)	(855,678)	(836,544)
Dividends received from investments in other companies	11	116	217	278
Fees and commissions received	26	455,558	431,184	402,900
Fees and commissions paid	26	(176,495)	(176,760)	(165,273)
Total cash flow (used in) provided by operating activities		(416,357)	736,153	687,796

Banco Santander Chile and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended

		December 31,
		2017	2016	2015
	NOTE	MCh$	MCh$	MCh$

B - CASH FLOWS FROM INVESTMENT ACTIVITIES:
Purchases of property, plant, and equipment	13	(58,772)	(62,355)	(65,111)
Sales of property, plant, and equipment	13	17,941	560	121
Purchases of investments in associates and other companies	11	(3)	(1,123)	(302)
Purchases of intangible assets	12	(32,624)	(27,281)	(27,573)
Total cash flow .used in investment activities		(73,458)	(90,199)	(92,865)

C - CASH FLOW FROM FINANCING ACTIVITIES:
From shareholders’ financing activities		(330,645)	(336,659)	(330,199)
Dividends paid		(330,645)	(336,659)	(330,199)
Total cash flow used in financing activities		(330,645)	(336,659)	(330,199)

D – NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS DURING THE YEAR		(820,460)	309,295	264,732

E – EFFECTS OF FOREIGN EXCHANGE RATE FLUCTUATIONS		(31,398)	(150,266)	203,436

F - INITIAL BALANCE OF CASH AND CASH EQUIVALENTS		2,486,199	2,327,170	1,859,002

FINAL BALANCE OF CASH AND CASH EQUIVALENTS	4	1,634,341	2,486,199	2,327,170

		December 31,
Reconciliation of provisions for the Consolidated Statement of Cash Flow for the year ended		2017	2016	2015
		MCh$	MCh$	MCh$

Provision for loan losses for cash flow purposes	29	385,782	420,381	467,417
Recovery of loans previously charged off	29	(83,527)	(78,298)	(68,140)
Provision for loan losses – net		302,255	342,083	399,277

			Changes not related to cash flows
Reconciliation of liabilities that arise from financing activities	31.12.2016 MCh$	Cash flow MCh$	Acquisition	Foreign currency exchange	Price level restatement UF	Fair value changes	31.12.2017 MCh$
Subordinated bonds	759,665	-	-	-	13,527	-	773,192
Paid dividend	-	(330,645)	-	-	-	-	(330,645)
Other liabilities	-	-	-	-	-	-	-
Total liabilities related to financing activities	759,665	(330,645)	-	-	13,527	-	442,547

The accompanying notes form integral part of these consolidated financial statements.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CORPORATE INFORMATION

Banco Santander Chile is a banking corporation (limited company) operating under the laws of the Republic of Chile, headquartered at Bandera N°140, Santiago. The corporation provides a broad range of general banking services to its customers, ranging from individuals to major corporations. Banco Santander Chile and its subsidiaries (collectively referred to herein as the “Bank” or “Banco Santander Chile”) offers commercial and consumer banking services, including (but not limited to) factoring, collection, leasing, securities and insurance brokering, mutual and investment fund management brokering, and investment banking.

Banco Santander Spain controls Banco Santander-Chile through its holdings in Teatinos Siglo XXI Inversiones Ltda. and Santander-Chile Holding S.A., which are controlled subsidiaries of Banco Santander Spain. As of December 31, 2017 Banco Santander Spain owns or controls directly and indirectly 99.5% of Santander-Chile Holding S.A. and 100% of Teatinos Siglo XXI Inversiones Ltda. This gives Banco Santander Spain control over 67.18% of the Bank’s shares.

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

The UF is revalued in monthly cycles. Each day in the period beginning on the tenth day of the current month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect a proportionate amount of the change in the Chilean Consumer Price Index during the prior calendar month. One UF is equaled to Ch$26,798.14 as of December 31, 2017 and Ch$26,347.98 as of December 31, 2016. In 2017, UF inflation was 2.3% compared to 2.7% in 2016. The effect of any changes in the nominal peso value of our UF-denominated interest earning assets and interest bearing liabilities is reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest income and expense, respectively.

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

b)      Basis of preparation for the Consolidated Financial Statements

The Consolidated Financial Statements for the years ended December 31, 2017, 2016 and 2015, incorporate the financial statements of the entities over which the Bank has control (including structured entities); and includes the adjustments, reclassifications and eliminations needed to comply with the accounting and valuation criteria established by IFRS. Control is achieved when the Bank:

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

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

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

The following companies are considered entities controlled by the Bank and are therefore within the scope of consolidation:

i.	Entities controlled by the Bank through participation in equity

Name of the Subsidiary			Percent ownership share
			As of December 31,
		Place of Incorporation and operation	2017			2016			2015
			Direct	Indirect	Total	Direct	Indirect	Total	Direct	Indirect	Total
	Main Activity		%	%	%	%	%	%	%	%	%

Santander Corredora de Seguros Limitada	Insurance brokerage	Santiago, Chile	99.75	0.01	99.76	99.75	0.01	99.76	99.75	0.01	99.76
Santander Corredores de Bolsa Limitada(*)	Financial instruments brokerage	Santiago, Chile	50.59	0.41	51.00	50.59	0.41	51.00	50.59	0.41	51.00
Santander Agente de Valores Limitada	Securities brokerage	Santiago, Chile	99.03	-	99.03	99.03	-	99.03	99.03	-	99.03
Santander S.A. Sociedad Securitizadora	Purchase of credits and issuance of debt instruments	Santiago, Chile	99.64	-	99.64	99.64	-	99.64	99.64	-	99.64

The detail of non-controlling participation on all the remaining subsidiaries can be seen in Note 24– Non-controlling interest.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

ii.	Entities controlled by the Bank through other considerations

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

The following companies are considered “Associates” in which the Bank accounts for its participation using the equity method:

			Percentage of ownership share
			As of December 31,
		Place of Incorporation and operation	2017	2016	2015
Associates	Main activity		%	%	%
Redbanc S.A.	ATM services	Santiago, Chile	33.43	33.43	33.43
Transbank S.A.	Debit and credit card services	Santiago, Chile	25.00	25.00	25.00
Centro de Compensación Automatizado	Electronic fund transfer and compensation services	Santiago, Chile	33.33	33.33	33.33
Sociedad Interbancaria de Depósito de Valores S.A.	Delivery of securities on public offer	Santiago, Chile	29.29	29.29	29.29
Cámara Compensación de Alto Valor S.A.	Payments clearing	Santiago, Chile	15.00	14.93	14.23
Administrador Financiero del Transantiago S.A.	Administration of boarding passes to public transportation	Santiago, Chile	20.00	20.00	20.00
Sociedad Nexus S.A.	Credit card processor	Santiago, Chile	12.90	12.90	12.90
Servicios de Infraestructura de Mercado OTC S.A.	Administration of the infrastructure for the financial market of derivative instruments	Santiago, Chile	12.07	12.07	11.11

In the case of Sociedad Nexus S.A. and Cámara Compensación de Pagos Alto Valor S.A., Banco Santander Chile has a representative on the Board of Directors. As per the definition of associates, the Bank has concluded that it exerts significant influence over those entities.

During 2017, Rabobank Chile in liquidation process and Banco París, ceded to Banco Santander Chile a portion of its share in the company "Sociedad Operadora de la Cámara de Compensación de pagos de Alto Valor S.A.", thereby increasing the Bank's share.

During the last quarter of 2016, Banco Penta ceded to Banco Santander Chile a portion of its share in the companies "Sociedad Operadora de la Cámara de Compensación de pagos de Alto Valor S.A." and "Servicios de Infraestructura de Mercado OTC S.A.", thereby increasing the Bank's share to 14.93% and 12.07% respectively.

As of the ended (2016), Deutsche Bank ceded to Banco Santander Chile a portion of its share in the companies "Sociedad Operadora de la Cámara de Compensación de pagos de Alto Valor S.A." and "Servicios de Infraestructura de Mercado OTC S.A.", thereby increasing the Bank's share to 14.84% and 11.93% respectively.

At the Extraordinary Shareholders meeting held in April 21, 2016, Transbank S.A. agreed to increase its capital by capitalizing the accumulated profits, through the placement of shares for Ch$4,000 million approximately. Banco Santander Chile participated proportionally in its participation (25%), therefore subscribed and paid in for Ch$1,000 million. Previously, Transbank agreed to capital increase at an Extraordinary Shareholders' Meeting held in April 2015, Banco Santander subscribed to that agreement, maintaining its ownership.

In October 2015, HSBC Bank Chile sold its ownership share in Camara de Compensación de Pagos de Alto Valor S.A. to Banco Santander Chile, increasing its participation to 14.23%.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

c)   Non-controlling interest

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

d)   Reporting segments

Operating segments are components of an entity:

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

The Bank maintains its accounting records and prepares its financial statements in Chilean pesos. The US dollar amounts disclosed in the accompanying financial statements are presented solely for the convenience of the reader as of December 31, 2017 using the observed exchange rate of Ch$616.85 per US$1.00. Such translations should not be construed as representations that the (local currency) amounts represent, or have been or could be converted into, United States dollars at that or any other rate.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

f)       Foreign currency transactions

The Bank makes transactions in amounts denominated in foreign currencies, mainly the U.S. dollar. Assets and liabilities denominated in foreign currencies, held by the Bank are translated to Chilean pesos based on the market rate published by Reuters at 1:30 p.m. representative of the month end reported; the rate used was Ch$616.85 per US$1 as of December 31, 2017 (Ch$666.00 per US$1 as of December, 2016).

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

A “financial derivative” is a financial instrument whose value changes in response to the changes in an underlying observable market variable (such as an interest rate, a foreign exchange rate, a financial instrument’s price, or a market index, including credit ratings), whose initial investment is very small compared with other financial instruments having a similar response to changes in market factors, and which is generally settled at a future date.

“Hybrid financial instruments” are contracts that simultaneously include a non-derivative host contract together with a financial derivative, known as an embedded derivative, which is not separately transferable and has the effect that some of the cash flows of the hybrid contract vary in a way similar to a stand-alone derivative.

ii.	Classification of financial assets for measurement purposes

Financial assets are classified into the following specified categories: trading investments at fair value through profit or loss (FVTPL), ‘held to maturity investments’, ‘available for sale investments (AFS)’ and ‘loans and accounts receivable from customers'. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition. All regular purchases or sales of financial asset are recognized and derecognized on a trade basis.

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

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

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

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

iii.	Classification of financial assets for presentation purposes

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

iv.	Classification of financial liabilities for measurement purposes

Financial liabilities are classified as either financial liabilities at FVTPL or other financial liabilities.

Financial liabilities at FVTPL

As of December 31, 2017 and 2016 the Bank does not maintain financial liabilities at FVTPL.

Other financial liabilities

Other financial liabilities (including interbank borrowings, issued debt instruments and other payables) are initially recorded at fair value and subsequently measured at amortised cost using the effective interest method.

v.	Classification of financial liabilities for presentation purposes

The financial liabilities are classified by their nature into the following line items in the consolidated statements of financial position:

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

-	Deposits and other on- demand liabilities: this includes all on-demand obligations except for term savings accounts, which are not considered on-demand instruments in view of their special characteristics. Obligations whose payment may be required during the period are deemed to be on-demand obligations. Operations which become callable the day after the closing date are not treated as on-demand obligations.

-	Cash items in process of being cleared: this represents domestic transactions in the process of transfer through a central domestic clearing house or international transactions which may be delayed in settlement due to timing differences, etc.

-	Obligations under repurchase agreements: this includes the balances of sales of financial instruments under securities repurchase and loan agreements. The Bank does not record in its own portfolio instruments acquired under repurchase agreements.

-	Time deposits and other time liabilities: this shows the balances of deposit transactions in which a term at the end of which they become callable has been stipulated.

-	Financial derivative contracts: this includes financial derivative contracts with negative fair values (i.e. a liability of the Bank), whether they are for trading or for hedge accounting, as set forth in Note 7.

•	Trading derivatives: includes the fair value of derivatives which do not qualify for hedge accounting, including embedded derivatives separated from hybrid financial instruments.

•	Hedging derivatives: includes the fair value of derivatives designated as being in a hedging relationship, including the embedded derivatives separated from the hybrid financial instruments.

-	Interbank borrowings: this includes obligations due to other domestic banks, foreign banks, or the Central Bank of Chile, other than those reflected in certain other financial liability classifications listed above.

-	Issued debt instruments: there are three types of instruments issued by the Bank: Obligations under letters of credit, Subordinated bonds and Senior bonds placed in the local and foreign market.

-	Other financial liabilities: this item includes credit obligations to persons other than domestic banks, foreign banks, or the Central Bank of Chile, for financing purposes or operations in the normal course of business.

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

Financial assets are measured according to their fair value, gross of any transaction costs that may be incurred in the course of a sale, except for loans and accounts receivable from customers.

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

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

When using valuation techniques, the Bank shall maximize the use of relevant observable inputs and minimize the use of unobservable inputs as available. If an asset or a liability measured at fair value has a bid price and an ask price, the price within the bid-ask spread that is most representative of fair value in the circumstances shall be used to measure fair value regardless of where the input is categorized within the fair value hierarchy (i.e. Level 1, 2 or 3). IFRS 13 establishes a fair value hierarchy that categorizes into three levels the inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs).

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

Specifically, the fair value of financial derivatives included in the portfolios of financial assets or liabilities held for trading is deemed to be their daily quoted price. If, for exceptional reasons, the quoted price cannot be determined on a given date, the fair value is determined using similar methods to those used to measure over the counter (OTC) derivatives. The fair value of OTC derivatives is the sum of the future cash flows resulting from the instrument, discounted to present value at the date of valuation (“present value” or “theoretical close”) using valuation techniques commonly used by the financial markets: “net present value” (NPV) and option pricing models, among other methods. Also, within the fair value of derivatives are included Credit Valuation Adjustment (CVA) and Debit Valuation Adjustment (DVA), all with the objective that the fair value of each instrument includes the credit risk of its counterparty and Bank´s own risk. The Credit valuation adjustment (CVA) is a valuation adjustment to OTC derivatives as a result of the risk associated with the credit exposure assumed by each counterparty. The CVA is calculated taking into account potential exposure to each counterparty in each future period. The debit valuation adjustment (DVA) is a valuation adjustment similar to the CVA but, in this case, it arises as a result of the Bank’s own risk assumed by its counterparties in OTC derivatives. As of December 31, 2017, CVA and DVA amounts to MCh$8,142 and MCh$15,406, respectively.

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

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The main techniques used as of December 31, 2017 and 2016 by the Bank’s internal models to determine the fair value of the financial instruments are as follows:

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

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The changes in the value of financial instruments qualifying for hedge accounting are recorded as follows:

a.	For fair value hedges, the gains or losses arising on both hedging instruments and the hedged items (attributable to the type of risk being hedged) are included as “Net income (expense) from financial operations” in the Consolidated Statement of Income.

b.	For fair value hedges of interest rate risk on a portfolio of financial instruments, gains or losses that arise in measuring hedging instruments within “Interest income and expense”, and other gains or losses due to changes in fair value of the underlying hedged item (attributable to the hedged risk) are recorded in the Consolidated Statement of Income under “Net income (expense) from financial operations”.

c.	For cash flow hedges, the change in fair value of the hedging instrument is included as “Cash flow hedge” in “Other comprehensive income”.

d.	The differences in valuation of the hedging instrument corresponding to the ineffective portion of the cash flow hedging transactions are recorded directly in the Consolidated Statement of Income under “Net income (expense) from financial operations”.

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

Financial asset and liability balances are offset, i.e., reported in the Consolidated Statements of Financial Position at their net amount, only if there is a legally enforceable right to offset the recorded amounts and the Bank intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously. As of December 31, 207 and 2016 the Bank does not have balance offsetting of financial instruments.

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

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

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

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

All impairment losses are recorded in income. Any impairment loss relating to a financial asset available for sale previously recorded in equity is transferred to profit or loss.

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

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

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

The Bank recognized as lending to third parties under “Loans and accounts receivable from customers” in the Consolidated Statement of Financial Position, the sum of the present value of the lease payments receivable from the lessee, including the exercise price of the lessee’s purchase option at the end of the lease term, when at the inception of the lease it is reasonably certain that the lessee will exercise the option.

When consolidated entities acts as lessees, the leased assets are classified based on their nature in the Consolidated Statement of Financial Position, and recognizing an asset and liability at the same amount (the lower between the fair value of the leased property and the present value of the minimum lease payments, plus purchase option). These assets are depreciated in accordance with property, plant and equipment for own use criterion.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

In both cases, the finance income and expenses arising from these contracts are recorded under “Interest income” and “Interest expense” respectively, in Consolidated Statement of Income to achieve constant return rate over the lease term.

ii.      Operating leases

In operating leases, ownership of the leased asset and substantially all the risks and rewards incidental thereto remain with the lessor.

When the consolidated entities act as lessor, the leased assets are classified at their acquisition cost under "Property, plant and equipment”. The depreciation criterion for these assets is consistent with that for similar items of property, plant and equipment held for own use and revenues from operating leases is recorded on a straight line basis under “Other operating income” in the Consolidated Statement of Income.

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

The Bank's activity of granting loans encompasses not only the activities with its debtors but also the related activities that provide the funding to the loans granted. Since the funding for granting such loans is provided by, among other sources, senior

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

bonds, mortgage bonds and subordinated bonds, the Bank presents the related cash flows as operating activities.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

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

Estimated Incurred Loan Loss = Loan Loss Allowance.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The estimated incurred loss is obtained by multiplying all risk factors defined in the following equation:

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

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Allowance quantification, once the customers have been classified, is the product of three factors: exposure (EXP), Probability of Non-Performance (PNP) and Severity (SEV), the same equation used for individual assessment mentioned above.

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

III.Charge-offs

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

IV.Recovery of loans previously charged off and accounts receivable from customers

Any payment agreement of an already charged-off loan will not give rise to income—as long as the operation is still in an impaired status—and the effective payments received are accounted for as a recovery from loans previously charged-off.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

Recovery of previously charged-off loans and accounts receivable from customers, are recorded in the Consolidated Statement of Income as a deduction from provisions for loan losses.

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

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

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The Bank has established allowances to cover incurred losses to estimate allowances. These allowances must be regularly reviewed taking into consideration factors such as changes in the nature and volume of the loan portfolio, trends in forecasted portfolio quality, credit quality and economic conditions that may adversely affect the borrowers’ ability to pay. Increases in the allowances for loan losses are reflected as “Provision for loan losses” in the Consolidated Statement of Income. Loans are charged-off when the Bank’s management determines that a loan or a portion thereof is impaired. Charge-offs are recorded as a reduction of the allowance for loan losses.

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

At least once a year, the Bank performs the necessary analysis to update the “cost to sale” of assets received or awarded in lieu of payments. According to the Bank’s survey, as of December 31, 2017 the average cost to sale was estimated at 3.4% of the appraisal value (5.1% as of December 31, 2016).

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

As of December 31, 2017 and 2016 the Bank did not have any instruments that generated dilution.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

u)     Temporary acquisition (assignment) of assets and liabilities

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

v)     Provision for mandatory dividends

As of December 31, 2017 and 2016 the Bank recorded a provision for mandatory dividends. This provision is made pursuant to Article 79 of the Corporations Act, which is in accordance with the Bank’s internal policy, pursuant to which at least 30% of net income for the period is distributed, except in the case of a contrary resolution adopted at the respective shareholders’ meeting by unanimous vote of the outstanding shares. This provision is recorded, as a deducting item, under the “Retained earnings – provision for mandatory dividends” line of the Consolidated Statement of Changes in Equity with offset to Provisions.

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

The Bank uses the method of projected unit credit, to determine the present value of the defined benefit obligation and the current service cost.

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

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The post-employment benefits liability, recognized in the Consolidated Statement of Financial Position represents the deficit or surplus in the defined benefit plans of the Bank. Any surplus resulting from the calculation is limited to the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions.

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

x)     Application of new and revised International Financial Reporting Standards

i.	New and revised standards effective in current year

The following new and revised IFRS have been adopted in these financial statements:

Recognition of Deferred Tax Assets for Unrealized Losses (Amendments to IAS 12)- On January 19, 2016, the IASB published final amendments to IAS 12 “Income Taxes”. The amendments clarify the following aspects:

•	Unrealized losses on debt instruments measured at fair value and measured at cost for tax purposes give rise to a deductible temporary difference regardless of whether the debt instrument’s holder expects to recover the carrying amount of the debt instrument by sale or by use.

•	The carrying amount of an asset does not limit the estimation of probable future taxable profits.

•	Estimated for future taxable profits exclude tax deductions resulting from the reversal of deductible temporary differences.

•	An entity assesses a deferred tax asset in combination with other deferred tax assets. Where tax law restricts the utilization of tax losses, an entity would assess a deferred tax asset in combination with other deferred tax assets of the same type.

The amendments are effective for annual periods beginning on or after January 1, 2017. The implementation of this amendments did not have material impact on the consolidated financial statement of the Bank.

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

The amendments are effective for annual periods beginning on or after January 1, 2017. Earlier application is permitted. The implementation of this amendments did not have material impact on the consolidated financial statement of the Bank.

Annual Improvement 2014-2016

This annual improvements issued in December 8, 2016, containing the following amendments:

IFRS 12 Disclosure of Interests in Other Entities - Clarification of the scope of the Standard.

The amendments to IFRS 12 for annual periods beginning on or after 1 January 2017. The implementation of IFRS 12 amendments did not have material impact on the consolidated financial statement of the Bank.

IFRS Practice statement 2 Making Materiality Judgement – This standard was issued in September 2017. The objective is to assist management in presenting financial information about the entity that is useful to existing and potential investors, lenders and other creditors making decisions about providing resources to the entity. This practice statement applies to the preparations of financial information in accordance with full IFRS. The Bank’s management has considered this practice statement in preparing current financial statements.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

ii. New and revised IFRS issued but not effective

IFRS 9 Financial instruments (2014) - In July 2014, the International Accounting Standards Board (IASB) issued IFRS 9 as a complete standard, to replace IAS 39 ‘Financial Instruments: Recognition and Measurement’. This standard is effective for reporting periods beginning on or after 1 January 2018. IFRS 9 includes requirements for recognition and measurement of financial instruments. Changes in accounting policies resulting from the adoption of IFRS 9 will be applied retrospectively adjusting open balance as of 1 January 2018, applying the transition exemption that allow not to restate comparative information for prior periods.

Classification &measurement: IFRS 9 defined the financial asset and certain non-financial assets purchases agreements classification and measurement model changes requirements. The main aspects included in the new standard are:

a)	Classification of financial instruments: The criterion for classifying financial assets will depend both on their business management model and the features of the contractual flows. Consequently, the asset will be measured at amortized cost, at fair value with changes in other comprehensive income (equity), or at fair value with changes in profit and loss for the period. IFRS 9 also establishes the option of designating an instrument at fair value with changes in Profit and loss under certain conditions. The main activity of the Bank is the concession of retail banking operations and does not concentrate its exposure on complex financial products. The main objective of the Bank is to achieve a homogeneous implementation of the classification of financial instruments of the portfolios established under IFRS 9 and, for this purpose, it has developed standardized guidelines to enable a homogeneous analysis in all of its units.

The Bank prepared an analysis of its portfolios under the mentioned guidelines in order to identify and classify the financial instruments into their corresponding portfolio under IFRS 9. Based on the analysis currently being carried out, the Group considers that:

•	The Bank offers commercial and consumer banking services, which are consistent with a basic lending arrangement. In accordance with the above mentioned, most of the financial assets classified as “loans and account receivable from customers” will continue to be classified at amortised cost, except for 0.4% over the outstanding amount as of December 31, 2017 that is reclassified to be measured at fair value with changes in profit or loss. No other reclassification will be made to this portfolio.

•	As of December 31, 2017, financial assets classified as “available for sale investments” will continue to be classified at fair value with changes reported in other comprehensive income, except for a small ownership in shares that will be classified at fair value, with changes reported in other comprehensive income (irrevocably), which represent a 0.01% of the “available for sale investments” as of December 31, 2017.

•	The financial assets up to now classified as “trading investments” will remain classified at fair value, with changes reported in profit and loss for the year,

•	IAS 39 financial liabilities classification and measurement criteria remains substantially under IFRS 9. The Bank considers that all the changes in classification mentioned above are not significant.

In October 12, 2017, the IASB issued “Prepayment features with negative compensation” to address particular prepaid options under assessment whether contractual clash flows are solely payments of principal and interest. The Bank concluded that this amendment does not have significant impact over its financial statements.

b)	Credit risk Impairment model: The most important new development compared with the current model is that the new accounting standard introduces the concept of expected loss, whereas the current model (IAS 39) is based on incurred loss.

•	Scope of application: The IFRS 9 asset impairment model is applicable to financial assets valued at amortized cost, to debt instruments valued at fair value through other comprehensive income, to leasing receivables, and to contingent risks and commitments not valued at fair value.

•	Application of practical expedients under IFRS 9: IFRS 9 contains a set of practical expedients that might be used by the entities to facilitate its implementation. However, in order to achieve full and high quality implementation of the standard, considering industry best practices, these practical solutions will not be widely used.

•	Rebuttable presumption that the credit risk has increased significantly when payments are more than 30 days past due: this threshold will be used as an additional – but not primary - indicator of significant risk increase.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

•	Financial instruments that have low credit risk at the reporting date.

•	Impairment estimation methodology: The portfolio of financial instruments subject to impairment will be divided into three categories, based on the phase of each instrument with regard to its level of credit risk:

-	Phase 1: a financial instrument will be considered to be in this phase when there has been no significant increase in risk since its initial recognition. In this case, the value correction will reflect expected credit losses arising from defaults over the 12 months from the reporting date.

-	Phase 2: financial instruments are included in this phase when there has been a significant increase in risk since the date of initial recognition, but the impairment has not materialized. In this case, the value correction for losses will reflect the expected losses from defaults over the residual life of the financial instrument. The existence of a significant increase in credit risk will be determined by considering the quantitative indicators used in the ordinary management of credit risk, together with other qualitative variables, such as the indication of whether refinanced transactions are considered non-impaired and transactions included in special debt sustainability agreements.

-	Phase 3: financial instruments are catalogued in this phase when they show effective signs of impairment as a result of one or more events that have already occurred that will result in a loss. In this case, the amount of the value correction will reflect the expected losses for credit risk over the expected residual life of the financial instrument.

The methodology required for quantification of expected loss for credit events will be based on an unbiased and weighted consideration of the occurrence of a range of possible future scenarios that could impact the collection of contractual cash flows, taking into account the time-value of money, all available information relevant to past events, and current conditions and projections of macroeconomic factors deemed relevant to the estimation of this amount.

The assessment of whether a significant increase in credit risk has occurred since initial recognition involves the application of both quantitative measures and qualitative factors, requires management judgement and is a key aspect of the IFRS 9 methodology.

The key inputs into the measurement of the ECL (expected credit loss) are EAD (exposure at default), PD (probability of default) and LGD (loss given default). These parameters will be derived from internally developed statistical models and other historical data that leverage regulatory models. They will be adjusted to reflect forward-looking information. The Bank has focused in developing an “expected credit loss” model in accordance with all IFRS 9 requirements, including all essential definitions:

•	Significant increase in credit risk: when determining whether the credit risk on a financial instrument has increased significantly since initial recognition, the Bank will consider reasonable and supportable information that is relevant and available without undue cost or effort, including both quantitative and qualitative information, analysis based on the Bank historical experience, expert credit assessment and forward looking information.

•	Default: this definition is largely consistent with the current definition used by the Bank. In assessing whether a borrower is in default, the Bank considers indicator as: overdue status, non-payment of another obligation of the same issuer to the Bank, data developed internally and obtained from external sources, among others. Inputs into the assessment may vary over the time to reflect changes in circumstances.

•	Forward-looking information: the Bank has incorporated forward-looking information into both its assessment of whether the credit risk of an instrument has increased significantly since initial recognition and its measurement of ECLs. Following this, the Bank has developed macroeconomic scenarios and considers the relative probability of each outcome. External information include macroeconomic factor as PIB, among others.

•	Financial assets expected lives: the Bank considers contractual terms of the instruments (amortization, prepayments features, extension terms, etc.). The bank will measure ECLs considering the risk of default over the maximum contractual period. For certain revolving facilities (e.g. credit card and overdraft), the expected lives is the credit risk exposure period and credit risk management actions that the Bank expects to take and that serve to mitigate ECLs.

•	Impairment records: IFRS 9 bring a changes related to the FVOCI financial assets, where the amount of the change in the fair value that is attributable to changes in the credit risk of the financial asset will be presented in other comprehensive income, and the remaining amount of the change in the fair value will be presented in profit or loss.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

c)	Hedge accounting: The general hedge accounting requirements align more closely with risk management practices and establish a more principle-based approach thereby allowing hedge accounting to be applied to a wider variety of hedging instruments and risks. Macro hedge accounting is being dealt with as a separate project. Until such time as that project is complete, and to remove any potential conflict between any existing macro hedge accounting undertaken under IAS 39 and the new general hedge accounting requirements of IFRS 9, entities can choose to continue to apply the existing hedge accounting requirements in IAS 39.

After concluding the IFRS 9 implementation process, the most significant impact on the Bank´s financial statements arise from the new impairment requirements. Impairment losses for financial instruments will be increased under the scope of the IFRS 9 impairment model. At January 1, 2018, based on the assessment made, the total impact in equity (net of tax) derived from the adoption of IFRS 9 is Ch$82,454 million(net of tax).

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

In April 12, 2016, the IASB published an amendments to clarify and provide alternatives for the transition. The amendment are applicable from January 1, 2018, with early application permitted.

The Bank completed its assessment regarding the application of this standard and concluded that it does not have a significant impact over its consolidated financial statements.

Sale or Contributions of Assets between an Investor and its Associate or Joint Venture (Amendments to IFRS 10 and IAS 28) - Issued on September 11, 2014, the IASB has published 'Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (Amendments to IFRS 10 and IAS 28)'. The amendments address a conflict between the requirements of IAS 28 'Investments in Associates and Joint Ventures' and IFRS 10 'Consolidated Financial Statements' and clarifies the treatment of the sale or contribution of assets from an investor to its associate or joint venture, as follows:

•	requires full recognition in the investor's financial statements of gains and losses arising on the sale or contribution of assets that constitute a business (as defined in IFRS 3 Business Combinations);

•	requires the partial recognition of gains and losses where the assets do not constitute a business, i.e. a gain or loss is recognized only to the extent of the unrelated investors’ interests in that associate or joint venture.

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

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

IFRS 16 is effective for periods beginning on or after January 1, 2019, with earlier adoption permitted if IFRS 15 “Revenue from Contracts with Customer” has also been applied.

The Bank has completed its operating lease contract inventory (as lessee) and it is currently determining the potential impact that the standard will have on the consolidated financial statements of the Bank.

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

Amendments to IFRS 4: Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts - The amendments are intended to address concerns about the different effective dates of IFRS 9 and the forthcoming new insurance contracts standard (expected as IFRS 17 within the next six months). The amendments provide two options for entities that issue insurance contracts within the scope of IFRS 4:

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

The Interpretation covers foreign currency transactions when an entity recognises a non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration before the entity recognises the related asset, expense or income. It does not apply when an entity measures the related asset, expense or income on initial recognition at fair value or at the fair value of the consideration received or payed at a date other than the date of initial recognition of the non-monetary asset or non-monetary liability. Also, the Interpretation need not be applied to income taxes, insurance contracts or reinsurance contracts.

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

Annual Improvement 2014-2016

This annual improvements issued in December 8, 2016, containing the following amendments:

IFRS 1 First time adoption of IFRS - Deletion of short-term exemptions for first-time adopters.

IAS 28 Investments in Associates and Joint Ventures - Measuring an associate or joint venture at fair value.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The amendments to IFRS 1 and IAS 28 are effective for annual periods beginning on or after 1 January 2018. The Bank’s management has considered that these amendments will not have material impact on the consolidated financial statements of the Bank.

IFRS 17 Insurance contracts – This standard issued on May 18, 2017 replaces the current IFRS 4. IFRS 17 will mainly change accounting for all entities that issue insurance contracts and investment contracts with discretionary participation characteristics. The standard applies to annual periods beginning on or after January 1, 2021, with early application permitted provided IFRS 15, "Revenue from contracts with customers" and IFRS 9, "Financial instruments" is applied. The Bank’s management has considered that these amendments will not have material impact on the consolidated financial statements of the Bank.

IFRIC 23 Uncertainty over Income Tax Treatments – This standard issued on June 7, 2017, clarifies how the recognition and measurement requirements of IAS 12 apply when there is uncertainty about tax treatments. The standard applies to annual periods beginning on or after January 1, 2019, with early application permitted. The Bank’s management has considered that these amendments will not have material impact on the consolidated financial statements of the Bank.

Amendments to IAS 28 long-term interest in Associates and Joint Ventures - This standard was issued in October 12, 2017 to clarify that an entity applies IFRS 9 including its impairment requirements, to long-term interests in an associate or joint venture that form part of the net investment in the associate or joint venture but to which the equity method is not applied. The amendments are effective for periods beginning on or after January 1, 2019, early application is permitted.

The Bank’s management has considered that these amendments will not have material impact on the consolidated financial statements of the Bank.

Annual Improvements to IFRS Standards 2015–2017 Cycle

This annual improvements issued in December 12, 2017, containing the following amendments:

IFRS 3 Business Combination and IFRS 11 Joint Arrangements – The amendments to IFRS 3 clarify that when an entity obtains control of a business that is a joint operation, it remeasures previously held interests in that business. The amendments to IFRS 11 clarify an entity obtains joint control of a business that is a joint operation, the entity does not remeasure previously held interest in that business.

IAS 12 Income taxes – The amendments clarify that all income tax consequences of dividends should be recognized in profit or loss, regardless of how the tax arises.

IAS 23 Borrowing cost – The amendments clarify that if any specific borrowing remain outstanding after the related asset is ready for its intended use or sale, that borrowing becomes part of the funds that an entity borrows generally when calculating the capitalization rate on general borrowings.

The amendments are effective for periods beginning on or after January 1, 2019, early application is permitted. The Bank’s management has considered that these amendments will not have material impact on the consolidated financial statements of the Bank.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 02

SIGNIFICANT EVENTS

As of December 31, 2017, the following significant events have occurred and affected the Bank`s operations and Consolidated Financial Statements.

a) The Board

On April 5, 2017 an amendment to Banco Santander Chile bylaws was published, agreed at the Extraordinary Shareholders' Meeting held on January 9, 2017, whose minutes were included in a public deed on February 14, 2017 at the Notary of Nancy de la Fuente Hernández. Among others, a consolidated text of the bylaws was established and, after the reforms introduced, its essential clauses are as follows:

•	Name: Banco Santander-Chile

•	Object: The execution or celebration of all those acts, contracts, businesses or operations that the laws, especially the General Banking Law, allow banks to perform without prejudice to expand or restrict their sphere of action in harmony with the legal provisions in force or that in the future are established, without the need to amend these bylaws.

•	Capital: $891,302,881,691, divided into 188,446,126,794 nominative shares, without par value, of the same and only series.

•	Board: composed of 9 regular members and 2 alternates.

At the Ordinary Shareholders' Meeting held on April 26, 2017, the Board of Directors was elected for a period of three years, consisting of nine Regular Directors and two Alternate Directors, the persons elected were:

•	Directors: Vittorio Corbo Lioi, Oscar von Chrismar Carvajal, Roberto Méndez Torres, Juan Pedro Santa María Pérez, Ana Dorrego de Carlos, Andreu Plaza Lopez, Lucia Santa Cruz Sutil, Orlando Poblete Iturrate and Roberto Zahler Mayanz.

•	Alternate Directors: Blanca Bustamante Bravo and Raimundo Monge Zegers.

b) Use of Profits and Distribution of Dividends

The Shareholders’ Meeting of Banco Santander Chile held on April 26, 2017,

At the Ordinary General Shareholders' Meeting held on April 26, 2017, together with approving the Financial Statements corresponding to 2016, it was agreed to distribute 70% of the net profits for the year (which are denominated in the financial statements "Profit attributable to holders assets of the Bank "), which amounted to Ch$ 472,351 million. These profits correspond to a dividend of $ 1.75459102 for each share. Likewise, it is approved that the remaining 30% of the profits will be used to increase the Bank's reserves.

c) Appointment of External Auditors

In the Ordinary General Shareholders' Meeting indicated above, it was agreed to appoint PricewaterhouseCoopers Consultores, SpA, as external auditors of the Bank and its affiliates for the 2017 fiscal year.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 02

SIGNIFICANT EVENTS, continued

d) Bods issued at December 31, 2017

d.1) Senior bonds

During the year ended December 31, 2017 the Bank has issued senior bonds in the amount of USD 770.000.000 and AUS 30.000.000. Debt issuance information are included in Note 18.

Series	Currency	Amount	Term (annual)	Issuance rate (annual)	Issuance date	Maturity date
DN	USD	100,000,000	3.0	Libor-USD 3M+0,80%	20-07-2017	27-07-2020
DN	USD	50,000,000	3.0	Libor-USD 3M+0,80%	21-07-2017	27-07-2020
DN	USD	50,000,000	3.0	Libor-USD 3M+0,80%	24-07-2017	27-07-2020
DN	USD	10,000,000	4.0	Libor-USD 3M+0,83%	23-08-2017	23-11-2021
DN	USD	10,000,000	4.0	Libor-USD 3M+0,83%	23-08-2017	23-11-2021
DN	USD	50,000,000	3.0	Libor-USD 3M+0,75%	14-09-2017	15-09-2020
DN	USD	500,000,000	3.0	2,50%	12-12-2017	15-12-2020
Total	USD	770,000,000
AUD	AUD	30,000,000	10.0	3,96%	05-12-2017	12-12-2027
Total	AUD	30,000,000

d.2) Subordinated bonds

As at December 31, 2017 the Bank had not issued subordinated bonds in this financial year.

d.3) Mortgage bonds

As at December 31, 2017 the Bank had not issued mortgage bonds in this financial year.

d.4) Repurchase of bonds

The Bank has conducted the following repurchase of bonds as of December 31, 2017:

Date	Series	Amount
06-03-2017	Senior bond	USD 6,900,000
12-05-2017	Senior bond	UF 1,000,000
16-05-2017	Senior bond	UF 690,000
17-05-2017	Senior bond	UF 15,000
26-05-2017	Senior bond	UF 340,000
01-06-2017	Senior bond	UF 590,000
02-06-2017	Senior bond	UF 300,000
05-06-2017	Senior bond	UF 130,000
19-06-2017	Senior bond	UF 265,000
10-07-2017	Senior bond	UF 770,000
21-07-2017	Senior bond	UF 10,000
28-08-2017	Senior bond	UF 400,000
29-08-2017	Senior bond	UF 272,000
03-11-2017	Senior bond	UF 14,000
29-11-2017	Senior bond	UF 400,000
06-12-2017	Senior bond	UF 20,000
12-12-2017	Senior bond	CLP 10,990,000,000

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 03

REPORTING SEGMENTS

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

The Bank has the reportable segments noted below:

Retail Banking

Consists of individuals and small to middle-sized entities (SMEs) with annual income less than Ch$1,200 million. This segment gives customers a variety of services, including consumer loans, credit cards, auto loans, commercial loans, foreign exchange, mortgage loans, debit cards, checking accounts, savings products, mutual funds, stockbrokerage, and insurance brokerage. Additionally the SME clients are offered government-guaranteed loans, leasing and factoring.

Middle-market

This segment is made up of companies and large corporations with annual sales exceeding Ch$1,200 million. It serves institutions such as universities, government entities, local and regional governments and companies engaged in the real estate industry who carry out projects to sell properties to third parties and annual sales exceeding Ch$800 million with no upper limit. The companies within this segment have access to many products including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, savings products, mutual funds, and insurance brokerage. Also companies in the real estate industry are offered specialized services to finance projects, chiefly residential, with the aim of expanding sales of mortgage loans.

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

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 03

REPORTING SEGMENTS, continued

Corporate Activities (“Other”)

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

Below are the tables showing the Bank’s results by reporting segment for the years ended December 31, 2017, 2016 and 2015 in addition to the corresponding balances of loans and accounts receivable from customers:

		For the year ended December 31, 2017
	Loans and accounts receivable from customers (1)	Net interest income	Net fee and commission income	Financial transactions, net (2)	Provision for loan losses	Support expenses (3)	Segment`s net contribution
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Retail Banking	19,233,169	970,332	206,449	20,595	(293,956)	(534,970)	368,450
Middle-market	6,775,734	264,663	36,280	13,751	(19,235)	(91,882)	203,577
Commercial Banking	26,008,903	1,234,995	242,729	34,346	(313,191)	(626,852)	572,027

Global Corporate Banking	1,633,796	100,808	27,626	50,714	6,440	(62,685)	122,903
Other	83,215	(9,112)	8,708	44,692	4,496	(15,356)	33,428

Total	27,725,914	1,326,691	279,063	129,752	(302,255)	(704,893)	728,358

Other operating income							62,016
Other operating expenses and impairment							(74,057)
Income from investments in associates and other companies							3,963
Income tax expense							(145,031)
Net income for the year							575,249

(1) Corresponds to loans and accounts receivable from customers, without deducting their allowances for loan losses.

(2) Corresponds to the sum of the net income from financial operations and the foreign exchange profit or loss.

(3) Corresponds to the sum of personnel salaries and expenses, administrative expenses, depreciation and amortization.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 03

REPORTING SEGMENTS, continued

		For the year ended December 31, 2016
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

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 03

REPORTING SEGMENTS, continued

		For the year ended December 31, 2015
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

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 04

CASH AND CASH EQUIVALENTS

a)      The detail of the balances included under cash and cash equivalents is as follows:

	As of December 31,
	2017	2016
	MCh$	MCh$

Cash and deposits in banks
Cash	613,361	570,317
Deposits at the Central Bank of Chile	441,683	507,275
Deposits in local banks	393	1,440
Deposits in banks abroad	397,485	1,200,357
Subtotals – Cash and deposits in banks	1.452.922	2,279,389

Net cash items in process of collection	181,419	206,810

Cash and cash equivalents	1,634,341	2,486,199

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

b)     Cash in process of collection and in process of being cleared:

Cash items in process of collection and in process of being cleared represent domestic transactions which have not been processed through the central domestic clearinghouse or international transactions which may be delayed in settlement due to timing differences. These transactions were as follows:

	As of December 31,
	2017	2016
	MCh$	MCh$

Assets
Documents held by other banks (documents to be cleared)	199,619	200,109
Funds receivable	468,526	295,174
Subtotal	668,145	495,283
Liabilities
Funds payable	486,726	288,473
Subtotal	486,726	288,473

Cash in process of collection, net	181,419	206,810

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 05

TRADING INVESTMENTS

The detail of instruments deemed as financial trading investments is as follows:

	As of December 31,
	2017	2016
	MCh$	MCh$

Chilean Central Bank and Government securities
Chilean Central Bank Bonds	272,272	158,686
Chilean Central Bank Notes	-	-
Other Chilean Central Bank and Government securities	209,370	237,325
Subtotal	481,642	396,011

Other Chilean securities
Time deposits in Chilean financial institutions	-	-
Mortgage finance bonds of Chilean financial institutions	-	-
Chilean financial institution bonds	-	-
Chilean corporate bonds	-	976
Other Chilean securities	-	-
Subtotal	-	976

Foreign financial securities
Foreign Central Banks and Government securities	-	-
Other foreign financial instruments	-	-
Subtotal	-	-

Investments in mutual funds
Funds managed by related entities	4,094	-
Funds managed by others	-	-
Subtotal	4,094	-

Total	485,736	396,987

As of December 31, 2017 and 2016, there were no trading investments sold under contracts to resell to clients and financial institutions.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 06

INVESTMENTS UNDER RESALE AGREEMENTS AND OBLIGATIONS UNDER REPURCHASE AGREEMENTS

a)	Rights arising from resale agreements

The Bank purchases financial instruments agreeing to resell them at a future date. As of December 31, 2017 and 2016, rights associated with instruments acquired under contracts to resell are as follows:

	As of December 31,
	2017				2016
	From 1 day and less than 3 months	More than 3 months and less than 1 year	More than 1 year	Total	From 1 day and less than 3 months	More than 3 months and less than 1 year	More than 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Securities from the Chilean Government and the Chilean Central Bank
Chilean Central Bank Bonds	-	-	-	-	3,260	-	-	3,260
Chilean Central Bank Notes	-	-	-	-	-	-	-	-
Other securities from the Government and the Chilean Central Bank	-	-	-	-	3,476	-	-	3,476
Subtotal	-	-	-	-	6,736	-	-	6,736

Total	-	-	-	-	6,736	-	-	6,736

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 06

INVESTMENTS UNDER RESALE AGREEMENTS AND OBLIGATIONS UNDER REPURCHASE AGREEMENTS, continued

b)      Obligations arising from repurchase agreements

The Bank raises funds by selling financial instruments and committing itself to buy them back at future dates, plus interest at a predetermined rate. As of December 31, 2017 and 2016, obligations related to instruments sold under repurchase agreements are as follows:

	As of December 31,
	2017				2016
	From 1 day to less than 3 months	More than 3 months and less than 1 year	More than 1 year	Total	From 1 day to less than 3 months	More than 3 months and less than 1 year	More than 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Securities from Chilean Government and the Chilean Central Bank:
Chilean Central Bank Bonds	-	-	-	-	-	-	-	-
Chilean Central Bank Notes	-	-	-	-	155,044	-	-	155,044
Other securities from the Government and the Chilean Central Bank	241,995	-	-	241,995	-	-	-	-
Subtotal	241,995	-	-	241,995	155,044	-	-	155,044
Instruments from other domestic institutions:
Time deposits in Chilean financial institutions	1,118	38	-	1,156	56,898	495	-	57,393
Subtotal	1,118	38	-	1,156	56,898	495	-	57,393
Instruments from other foreign institutions:
Securities from Government or foreign Central Banks	24,910	-	-	24,910	-	-	-	-
Subtotal	24,910	-	-	24,910	-	-	-	-

Total	268,023	38	-	268,061	211,942	495	-	212,437

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 06

INVESTMENTS UNDER RESALE AGREEMENTS AND OBLIGATIONS UNDER REPURCHASE AGREEMENTS, continued

c) Below is the detail by portfolio of collateral associated with repurchase agreements as of December 31, 2017 and 2016, valued at fair value:

	As of December 31,
	2017			2016
	Available for sale portfolio	Trading portfolio	Total	Available for sale portfolio	Trading portfolio	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Chilean Central Bank and Government securities:
Chilean Central Bank Bonds	-	-	-	-	-	-
Chilean Central Bank Notes	-	-	-	155,044	-	155,044
Other securities from the Government and the Chilean Central Bank	241,995	-	241,995	-	-	-
Subtotal	241,995	-	241,995	155,044	-	155,044
Other Chilean securities:
Time deposits in Chilean financial institutions	1,156	-	1,156	57,393	-	57,393
Subtotal	1,156	-	1,156	57,393	-	57,393
Instruments from other foreign institutions:
Securities from Government or foreign Central Banks	24,910	-	24,910	-	-	-
Subtotal	24,910	-	24,910	-	-	-

Total	268,061	-	268,061	212,437	-	212,437

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 07

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING

a)	As of December 31, 2017 and 2016 the Bank holds the following portfolio of derivative instruments:

	As of December 31, 2017
	Notional amount				Fair value
	Up to 3 Months	More than 3 months to 1 year	More than 1 year	Total	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Fair value hedge derivatives
Interest rate swaps	-	162,985	1,554,171	1,717,156	23,003	1,424
Cross currency swaps	-	715,701	5,362,772	6,078,473	15,085	65,724
Subtotal	-	878,686	6,916,943	7,795,629	38,088	67,148

Cash flow hedge derivatives
Currency forwards	801,093	218,982	-	1,020,075	39,233	59
Cross currency swaps	421,428	1,637,604	6,672,566	8,731,598	36,403	128,355
Subtotal	1,222,521	1,856,586	6,672,566	9,751,673	75,636	128,414

Trading derivatives
Currency forwards	17,976,683	10,679,327	3,091,393	31,747,403	412,994	502,555
Interest rate swaps	9,069,964	14,389,389	46,342,779	69,802,132	467,188	392,366
Cross currency swaps	2,963,641	7,503,144	47,111,371	57,578,156	1,241,632	1,042,120
Call currency options	190,386	37,099	49,853	277,338	1,322	1,950
Call interest rate options	-	-	-	-	-	-
Put currency options	192,722	28,616	50,470	271,808	1,787	4,935
Other derivatives	-	-	-	-	-	-
Subtotal	30,393,396	32,637,575	96,645,866	159,676,837	2,124,923	1,943,926

Total	31,615,917	35,372,847	110,235,375	177,224,139	2,238,647	2,139,488

	As of December 31, 2016
	Notional amount				Fair value
	Up to 3 months	More than 3 months to 1 year	More than 1 year	Total	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Fair value hedge derivatives
Interest rate swaps	74,086	514,454	1,402,870	1,991,410	38,977	211
Cross currency swaps	424,086	505,902	1,239,490	2,169,478	32,640	32,868
Subtotal	498,172	1,020,356	2,642,360	4,160,888	71,617	33,079

Cash flow hedge derivatives
Currency forwards	915,879	639,939	-	1,555,818	10,216	3,441
Cross currency swaps	897,480	2,613,706	4,260,194	7,771,380	43,591	68,894
Subtotal	1,813,359	3,253,645	4,260,194	9,327,198	53,807	72,335

Trading derivatives
Currency forwards	15,840,731	11,240,251	3,358,765	30,439,747	185,618	209,955
Interest rate swaps	6,889,665	12,512,285	49,747,459	69,149,409	627,047	526,695
Cross currency swaps	3,966,443	7,589,201	53,148,109	64,703,753	1,562,068	1,449,550
Call currency options	73,943	20,994	2,664	97,601	521	5
Call interest rate options	-	-	-	-	-	-
Put currency options	52,143	7,892	2,664	62,699	104	542
Other derivatives	-	-	-	-	-	-
Subtotal	26,822,925	31,370,623	106,259,661	164,453,209	2,375,358	2,186,747

Total	29,134,456	35,644,624	113,162,215	177,941,295	2,500,782	2,292,161

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

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

Below is a detail of the hedged elements and hedge instruments under fair value hedges as of December 31, 2017 and 2016, classified by term to maturity:

	As of December 31, 2017
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Hedged item
Loans and accounts receivable from customers:
Endorsable mortgage mutual loans	587,412	801,230	106,910	-	1,495,552
Available for sale investments
Yankee bonds	-	-	6,169	64,769	70,938
Mortgage financing bonds	-	-	4,738	-	4,738
Treasury bonds (BTP)	-	-	-	129,539	129,539
Chilean Treasury bonds	-	21,377	762,727	-	784,104
Chilean Central Bank bonds	128,289	218,640	443,357	-	790,286
Time deposits and other time liabilities
Time deposits	137,985	-	-	-	137,985
Issued debt instruments
Senior bonds	25,000	1,399,686	670,488	2,287,313	4,382,487
Total	878,686	2,440,933	1,994,389	2,481,621	7,795,629
Hedging instrument
Cross currency swaps	715,701	1,512,238	1,813,221	2,037,313	6,078,473
Interest rate swaps	162,985	928,695	181,168	444,308	1,717,156
Total	878,686	2,440,933	1,994,389	2,481,621	7,795,629

	As of December 31, 2016
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Hedged item
Loans and accounts receivable from customers:
Endorsable mortgage mutual loans	-	-	-	-	-
Available for sale investments
Yankee bonds	-	-	6,660	56,610	63,270
Mortgage financing bonds	-	-	5,651	-	5,651
Treasury bonds (BTP)	-	-	33,300	366,300	399,600
Chilean Treasury bonds	-	-	-	-	-
Chilean Central Bank bonds (BCP)	-	-	-	-	-
Time deposits and other time liabilities
Time deposits	993,659	-	-	-	993,659
Issued debt instruments
Senior bonds	524,869	652,046	1,000,905	520,888	2,698,708
Total	1,518,528	652,046	1,046,516	943,798	4,160,888
Hedging instrument
Cross currency swaps	929,988	437,046	531,556	270,888	2,169,478
Interest rate swaps	588,540	215,000	514,960	672,910	1,991,410
Total	1,518,528	652,046	1,046,516	943,798	4,160,888

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 07

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

Cash flow hedges

The Bank uses cross currency swaps to hedge the risk from variability of cash flows attributable to changes in the interest rates of bonds and interbank loans at a variable rate. To cover the inflation risk in some items, both forwards as well as currency swaps are used.

Below is the notional amount of the hedged items as of December 31, 2017 and 2016, and the period when the cash flows will be generated:

	As of December 31, 2017
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Loans and accounts receivables from customers
Mortgage loans	1,153,348	583,061	1,335,141	2,353,871	5,425,421
Commercial loans	644,608	-	-	-	644,608
Available for sale investments
Yankee bond	-	-	25,290	132,572	157,862
Chilean Central Bank bonds	-	-	242,819	-	242,819
Time deposits	-	-	-	-	-
Time deposits and other time liabilities
Time deposits	-	-	-	-	-
Issued debt instruments
Senior bonds (variable rate)	120,520	647,550	302,454	-	1,070,524
Senior bonds (fixed rate)	241,183	121,619	224,401	300,874	888,077
Interbank borrowings
Interbank loans	919,448	402,914	-	-	1,322,362
Total	3,079,107	1,755,144	2,130,105	2,787,317	9,751,673
Hedging instrument
Cross currency swaps	2,059,032	1,755,144	2,130,105	2,787,317	8,731,598
Currency forwards	1,020,075	-	-	-	1,020,075
Total	3,079,107	1,755,144	2,130,105	2,787,317	9,751,673

	As of December 31, 2016
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Loans and accounts receivables from customers
Mortgage loans	1,083,972	312,546	900,746	956,803	3,254,067
Commercial loans	972,360	-	-	-	972,360
Available for sale investments
Yankee bond	-	-	126,140	406,881	533,021
Chilean Central Bank bonds	20,754	-	-	-	20,754
Time deposits	26,196	-	-	-	26,196
Time deposits and other time liabilities
Time deposits	285,090	-	-	-	285,090
Issued debt instruments
Senior bonds (variable rate)	854,414	399,451	285,355	-	1,539,220
Senior bonds (fixed rate)	140,765	108,409	243,121	105,600	597,895
Interbank borrowings
Interbank loans	1,683,453	415,142	-	-	2,098,595
Total	5,067,004	1,235,548	1,555,362	1,469,284	9,327,198
Hedging instrument
Cross currency swaps	3,511,186	1,235,548	1,555,362	1,469,284	7,771,380
Currency forwards	1,555,818	-	-	-	1,555,818
Total	5,067,004	1,235,548	1,555,362	1,469,284	9,327,198

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 07

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

Below is an estimate of the periods in which flows are expected to be produced:

b.1) Forecasted cash flows for interest rate risk:

	As of December 31, 2017
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Inflows	308,737	60,515	13,780	2,594	385,626
Outflows	(60,733)	(43,507)	(7,757)	(878)	(112,875)
Net flows	248,004	17,008	6,023	1,716	272,751

Hedging instrument
Inflows	60,733	43,507	7,757	878	112,875
Outflows (*)	(308,737)	(60,515)	(13,780)	(2,594)	(385,626)
Net flows	(248,004)	(17,008)	(6,023)	(1,716)	(272,751)

(*)Only includes cash flow forecast portion of the hedge instruments used to cover interest rate risk.

	As of December 31, 2016
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Inflows	159,439	83,193	32,647	3,748	279,027
Outflows	(72,631)	(45,857)	(18,040)	-	(136,528)
Net flows	86,808	37,336	14,607	3,748	142,499

Hedging instrument
Inflows	72,631	45,857	18,040	-	136,528
Outflows (*)	(159,439)	(83,193)	(32,647)	(3,748)	(279,027)
Net flows	(86,808)	(37,336)	(14,607)	(3,748)	(142,499)

(*)Only includes cash flow forecast portion of the hedge instruments used to cover interest rate risk.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 07

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

b.2) Forecasted cash flows for inflation risk:

	As of December 31, 2017
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Inflows	20,300	29,008	103,544	286,471	439,323
Outflows	(1,645)	-	-	-	(1,645)
Net flows	18,655	29,008	103,544	286,471	437,678

Hedging instrument
Inflows	1,645	-	-	-	1,645
Outflows	(20,300)	(29,008)	(103,544)	(286,471)	(439,323)
Net flows	(18,655)	(29,008)	(103,544)	(286,471)	(437,678)

	As of December 31, 2016
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Inflows	22,586	11,896	56,107	115,753	206,342
Outflows	(4,900)	-	-	-	(4,900)
Net flows	17,686	11,896	56,107	115,753	201,442

Hedging instrument
Inflows	4,900	-	-	-	4,900
Outflows	(22,586)	(11,896)	(56,107)	(115,753)	(206,342)
Net flows	(17,686)	(11,896)	(56,107)	(115,753)	(201,442)

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 07

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

b.3) Forecasted cash flows for exchange rate risk:

As of December 31, 2017 and 2016 the Bank has no forecasted cash flows for exchange rate risk.

c)	The accumulated effect of the mark to market adjustment of cash flow hedges produced by hedge instruments used in hedged cash flow was recorded in the Consolidated Statement of Changes in Equity, specifically within Other comprehensive income, as of December 31, 2017 and 2016, is as follows:

	As of December 31,
Hedged item	2017	2016
	MCh$	MCh$

Interbank loans	(4,779)	(6,019)
Time deposits and other time liabilities	-	(294)
Issued debt instruments	(8,683)	(8,169)
Available for sale investments	(364)	12,833
Loans and accounts receivable from customers	10,264	3,937
Net flows	(3,562)	2,288

Since the inflows and outflows for both the hedged element and the hedging instrument mirror each other, the hedges are nearly 100% effective, which means that the fluctuations of fair value attributable to risk components are almost completely offset.

As of December 31, 2017 and 2016 the Bank recorded ineffectiveness for an amount of Ch$1,187 million and Ch$355 million, respectively

During the year, the Bank did not have any cash flow hedges of forecast transactions.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 07

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

d)	Below is a presentation of income generated by cash flow hedges amount that were reclassified from other comprehensive income to income for the year:

	For the years ended December 31,
	2017	2016	2015
	MCh$	MCh$	MCh$

Bond hedging derivatives	-	(77)	6
Interbank loans hedging derivatives	-	-	-

Cash flow hedge net gain (loss)	-	(77)	6

See Note 23 - Equity, letter e)

e)	Net investment hedges in foreign operations:

As of December 31, 2017 and 2016, the Bank does not have any foreign net investment hedges in its hedge accounting portfolio.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 08

INTERBANK LOANS

a)	As of December 31, 2017 and 2016, balances of “Interbank loans” are as follows:

	As of December 31,
	2017	2016
	MCh$	MCh$

Domestic banks
Interbank loans	-	23
Other domestic bank loans	-	51

Foreign Interbank Loans
Interbank loans – Foreign	162,685	272,733
Provisions and impairment for foreign bank loans	(472)	(4,135)

Total	162,213	268,672

b)	The amount in each period for provisions and impairment of interbank loans is shown below:

	As of December 31,
	2017			2016
	Domestic banks	Foreign banks	Total	Domestic banks	Foreign banks	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balance as of January 1	-	4,135	4,135	-	1,166	1,166
Provisions established	251	56	307	1	3,051	3,052
Provisions released	(251)	(3,719)	(3,970)	(1)	(82)	(83)
Total	-	472	472	-	4,135	4,135

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 09

LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS

a)	Loans and accounts receivable from customers

As of December 31, 2017 and 2016, the composition of the loan portfolio is as follows:

As of December 31, 2017	Assets before allowances			Allowances established
	Normal portfolio	Impaired portfolio	Total	Individual allowances	Group allowances	Total	Assets net balance
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans
Commercial loans	9,244,460	746,196	9,990,656	133,254	168,736	301,990	9,688,666
Foreign trade loans	1,506,359	68,154	1,574,513	49,026	1,444	50,470	1,524,043
Checking accounts debtors	179,982	15,714	195,696	2,726	11,740	14,466	181,230
Factoring transactions	444,644	5,246	449,890	4,788	1,207	5,995	443,895
Student loans	77,226	11,064	88,290	-	5,922	5,922	82,368
Leasing transactions	1,335,653	121,351	1,457,004	17,529	12,793	30,322	1,426,682
Other loans and account receivable	106,815	45,778	152,593	11,467	17,231	28,698	123,895
Subtotal	12,895,139	1,013,503	13,908,642	218,790	219,073	437,863	13,470,779

Mortgage loans
Loans with mortgage finance bonds	22,620	1,440	24,060	-	123	123	23,937
Endorsable mortgage mutual loans	110,659	4,419	115,078	-	594	594	114,484
Other mortgage mutual loans	8,501,072	456,685	8,957,757	-	68,349	68,349	8,889,408
Subtotal	8,634,351	462,544	9,096,895	-	69,066	69,066	9,027,829

Consumer loans
Installment consumer loans	2,613,041	297,701	2,910,742	-	240,962	240,962	2,669,780
Credit card balances	1,341,098	23,882	1,364,980	-	33,401	33,401	1,331,579
Leasing transactions	4,638	77	4,715	-	62	62	4,653
Other consumer loans	271,789	5,466	277,255	-	9,331	9,331	267,924
Subtotal	4,230,566	327,126	4,557,692	-	283,756	283,756	4,273,936

Total	25,760,056	1,803,173	27,563,229	218,790	571,895	790,685	26,772,544

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 09

LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued

As of December 31, 2016	Assets before allowances			Allowances established
	Normal portfolio	Impaired portfolio	Total	Individual allowances	Group allowances	Total	Assets net balance
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans
Commercial loans	9,160,354	693,303	9,853,657	159,463	148,703	308,166	9,545,491
Foreign trade loans	1,750,196	79,708	1,829,904	56,919	901	57,820	1,772,084
Checking accounts debtors	166,073	13,395	179,468	2,794	6,854	9,648	169,820
Factoring transactions	291,112	5,639	296,751	4,787	620	5,407	291,344
Student loans	-	-	-	-	-	-	-
Leasing transactions	1,376,972	108,151	1,485,123	17,593	5,546	23,139	1,461,984
Other loans and account receivable	193,589	28,973	222,562	4,780	20,482	25,262	197,300
Subtotal	12,938,296	929,169	13,867,465	246,336	183,106	429,442	13,438,023

Mortgage loans
Loans with mortgage finance bonds	31,368	1,211	32,579	-	16	16	32,563
Endorsable mortgage mutual loans	115,400	4,534	119,934	-	190	190	119,744
Other mortgage mutual loans	8,074,900	391,943	8,466,843	-	56,803	56,803	8,410,040
Subtotal	8,221,668	397,688	8,619,356	-	57,009	57,009	8,562,347

Consumer loans
Installment consumer loans	2,468,692	253,673	2,722,365	-	249,545	249,545	2,472,820
Credit card balances	1,418,409	29,709	1,448,118	-	41,063	41,063	1,407,055
Leasing transactions	5,062	55	5,117	-	72	72	5,045
Other consumer loans	266,056	5,147	271,203	-	9,339	9,339	261,864
Subtotal	4,158,219	288,584	4,446,803	-	300,019	300,019	4,146,784

Total	25,318,183	1,615,441	26,933,624	246,336	540,134	786,470	26,147,154

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 09

LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued

b)	Portfolio characteristics:

As of December 31, 2017 and 2016 the portfolio before allowances is as follows, by customer’s economic activity:

	Domestic loans (*)		Foreign interbank loans		Total loans		Distribution percentage
	As of December 31		As of December 31,		As of December 31,		As of December 31,
	2017	2016	2017	2016	2017	2016	2017	2016
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	%	%
Commercial loans
Manufacturing	1,218,232	1,180,886			1,218,232	1,180,886	4.39	4.34
Mining	302,037	340,554	-	-	302,037	340,554	1.09	1.25
Electricity, gas, and water	336,048	442,936	-	-	336,048	442,936	1.21	1.63
Agriculture and livestock	1,114,597	1,096,659	-	-	1,114,597	1,096,659	4.02	4.03
Forest	98,941	96,806	-	-	98,941	96,806	0.36	0.36
Fishing	215,994	296,592	-	-	215,994	296,592	0.78	1.09
Transport	697,948	787,510	-	-	697,948	787,510	2.52	2.89
Communications	168,744	196,934	-	-	168,744	196,934	0.61	0.72
Construction	1,977,417	1,792,485	-	-	1,977,417	1,792,485	7.13	6.59
Commerce	3,131,870	3,120,400	-	-	3,294,555	3,393,133	11.88	12.47
Services	467,747	482,900	162,685	272,733	467,747	482,900	1.69	1.77
Other	4,179,067	4,032,877	-	-	4,179,067	4,032,877	15.07	14.84
			-	-
Subtotal	13,908,642	13,867,539	162,685	272,733	14,071,327	14,140,272	50.75	51.98

Mortgage loans	9,096,895	8,619,356			9,096,895	8,619,356	32.81	31.68
			-	-
Consumer loans	4,557,692	4,446,803			4,557,692	4,446,803	16.43	16.34
			-	-
Total	27,563,229	26,933,698	162,685	272,733	27,725,914	27,206,431	100.00	100.00

(*)	Includes domestic interbank loans for Ch$ 0 million as of December 31, 2017 (Ch$74 million as of December 31, 2016), see Note 8.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 09

LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued

c)	Impaired Portfolio

i)	As of December 31, 2017 and 2016, the impaired portfolio is as follows:

	As of December 31,
	2017				2016
	Commercial	Mortgage	Consumer	Total	Commercial	Mortgage	Consumer	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Individual impaired portfolio	427,890	-	-	427,890	439,707	-	-	439,707
Non-performing loans (1) (collectively evaluated)	368,522	161,768	103,171	633,461	316,838	147,572	99,721	564,131
Other impaired portfolio	217,091	300,776	223,955	741,822	172,624	250,116	188,863	611,603
Total	1,013,503	462,544	327,126	1,803,173	929,169	397,688	288,584	1,615,441

(1) Non-performing loans include the aggregate unpaid principal and accrued but unpaid interest on all loans with at least one installment at least 90 days past-due.

ii)	The impaired portfolio with or without guarantee as of December 31, 2017 and 2016 is as follows:

	As of December 31,
	2017				2016
	Commercial	Mortgage	Consumer	Total	Commercial	Mortgage	Consumer	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Secured debt	582,557	413,716	34,260	1,030,533	519,821	357,320	35,134	912,275
Unsecured debt	430,946	48,828	292,866	772,640	409,348	40,368	253,450	703,166
Total	1,013,503	462,544	327,126	1,803,173	929,169	397,688	288,584	1,615,441

iii)	The portfolio of non-performing loans with or without guarantee, as of December 31, 2017 and 2016 is as follows:

	As of December 31,
	2017				2016
	Commercial	Mortgage	Consumer	Total	Commercial	Mortgage	Consumer	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Secured debt	167,909	141,413	8,896	318,218	159,965	129,632	8,940	298,537
Unsecured debt	200,613	20,355	94,275	315,243	156,873	17,940	90,781	265,594
Total	368,522	161,768	103,171	633,461	316,838	147,572	99,721	564,131

iv)	The portfolio of non-performing portfolio as of December 31, 2017 and 2016 is as follows:

	As of December31,
	2017				2016
	Commercial	Mortgage	Consumer	Total	Commercial	Mortgage	Consumer	Total
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$
Non-performing >90 days	362,968	159,265	92,541	614,774	311,755	145,084	84,458	541,297
Non-performing <90 days	5,554	2,503	10,630	18,687	5,083	2,488	15,263	22,834
Total	368,522	161,768	103,171	633,461	316,838	147,572	99,721	564,131

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 09

LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued

d)	Allowances

The changes in allowance balances during 2017 and 2016 are as follows:

Activity during 2017	Commercial loans		Mortgage loans	Consumer loans	Total
	Individual	Group	Group	Group
	MCh$	MCh$	MCh$	MCh$	MCh$

Balance as of January 1, 2017	246,336	183,106	57,009	300,019	786,470
Allowances established (1)	64,658	148,681	43,621	252,038	508,998
Allowances released (2)	(55,925)	(20,491)	(11,427)	(46,089)	(133,932)
Allowances released due to charge-off (3)	(36,279)	(92,223)	(20,137)	(222,212)	(370,851)
Balances as of December 31, 2017	218,790	219,073	69,066	283,756	790,685

Activity during 2016	Commercial loans		Mortgage loans	Consumer loans	Total
	Individual	Group	Group	Group
	MCh$	MCh$	MCh$	MCh$	MCh$

Balance as of January 1, 2016	256,505	174,696	62,427	267,507	761,135
Allowances established (1)	61,002	133,855	50,892	280,544	526,293
Allowances released (2)	(43,183)	(14,432)	(34,246)	(30,790)	(122,651)
Allowances released due to charge-off (3)	(27,988)	(111,013)	(22,064)	(217,242)	(378,307)
Balances as of December 31, 2016	246,336	183,106	57,009	300,019	786,470

(1)	Represents gross allowances made in respect of increased risk of loss during the period and loan growth.

(2)	Represents the gross amount of loan loss allowances released during the year as a consequence of reduction in the level of risk existing in the loan portfolio, including as a result of improvement in the credit risk classification of borrowers and loans paid.

(3)	Represents the gross amount of loan loss allowances removed due to charge-off.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 09

LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued

e)	Recoveries by type of loan

	For the years ended December 31,
	2017	2016	2015
	MCh$	MCh$	MCh$

Commercial loans	32,401	27,185	26,032
Consumer loans	39,972	41,072	35,565
Residential mortgage loans	10,942	10,041	6,543
Total	83,315	78,298	68,140

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

f)	Allowances established on customer and interbank loans

The following chart shows the balance of allowances established, associated with credits granted to customers and banks:

	As of December 31,
	2017	2016	2015
	MCh$	MCh$	MCh$

Customers loans	508,998	526,293	545,056
Interbank loans	307	3,052	1,357
Total	509,305	529,345	546,413

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 09

LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued

g)	Portfolio by its impaired and non-impaired status.

	As of December 31, 2017
	Non-impaired				Impaired				Portfolio total
	Commercial	Mortgage	Consumer	Total non impaired	Commercial	Mortgage	Consumer	Total impaired	Commercial	Mortgage	Consumer	Total portfolio
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Current portfolio	12,737,508	8,357,733	4,012,489	25,107,730	449,895	158,770	110,184	718,849	13,187,403	8,516,503	4,122,673	25,826,579
Overdue for 1-29 days	103,908	180,294	132,136	416,338	110,834	74,072	46,283	231,189	214,742	254,366	178,419	647,527
Overdue for 30-89 days	53,723	96,324	85,941	235,988	89,806	70,437	78,118	238,361	143,529	166,761	164,059	474,349
Overdue for 90 days or more	-	-	-	-	362,968	159,265	92,541	614,774	362,968	159,265	92,541	614,774

Total portfolio before allowances	12,895,139	8,634,351	4,230,566	25,760,056	1,013,503	462,544	327,126	1,803,173	13,908,642	9,096,895	4,557,692	27,563,229

Overdue loans (less than 90 days) presented as portfolio percentage	1.22%	3.20%	5.15%	2.53%	19.80%	31.24%	38.03%	26.04%	2.58%	4.63%	7.51%	4.07%

Overdue loans (90 days or more) presented as portfolio percentage.	-	-	-	-	35.81%	34.43%	28.29%	34.09%	2.61%	1.75%	2.03%	2.23%

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

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

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 09

LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued

Reconciliation of overdue loans with non-performing loans

	As of December 31, 2017
	Commercial	Mortgage	Consumer	Total
	MCh$	MCh$	MCh$

Overdue loans	362,968	159,265	92,541	614,774
Loans with not overdue but classified as non-performing loans	5,554	2,503	10,630	18,687
Total	368,522	161,768	103,171	633,461

	As of December 31, 2016
	Commercial	Mortgage	Consumer	Total
	MCh$	MCh$	MCh$

Overdue loans	311,755	145,084	84,458	541,297
Loans with not overdue but classified as non-performing loans	5,083	2,488	15,263	22,834
Total	316,838	147,572	99,721	564,131

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 10

AVAILABLE FOR SALE INVESTMENTS

As of December 31, 2017 and 2016, detail of instruments deemed as available for sale investments is as follows:

	As of December 31,
	2017	2016
	MCh$	MCh$

Chilean central bank and government securities
Chilean central bank bonds	816,331	468,386
Chilean central bank notes	330,952	1,222,283
Other Chilean central bank and government securities	1,115,518	52,805
Subtotal	2,262,801	1,743,474
Other Chilean securities
Time deposits in Chilean financial institutions	2,361	891,320
Mortgage finance bonds of Chilean financial institutions	22,312	25,488
Other instruments issued in the country	3,000	1,680
Subtotal	27,673	918,488
Foreign financial securities
Foreign Central Banks and Government securities	132,822	387,146
Other foreign financial securities	151,250	339,798
Subtotal	284,072	726,944

Total	2,574,546	3,388,906

As of December 31, 2017 and 2016, the line item Chilean central bank and government securities item includes securities sold under repurchase agreements to clients and financial institutions for Ch$241,995 million and Ch$155,044 million, respectively. Additionally, as of December 31, 2017 and 2016, these instruments guarantee derivatives transactions through Comder Contraparte Central S.A. for Ch$42,910 million and Ch$18,627 million, respectively.

As of December 31, 2017 and 2016, the line item Other Chilean securities includes securities sold to customers and financial institutions under repurchase agreements totaling Ch$1,156 million and Ch$57,393 million, respectively.

As of December 31, 2017 and 2016, the line item Foreign financial securities item includes securities sold under repurchase agreements to clients and financial institutions for Ch$24,910 million and Ch$0 million, respectively. Additionally, this instruments guarantee derivatives transactions through London Clearing House (LCH) for Ch$48,106 million and Ch$0 million respectively. In order to comply with the initial margin specified in the European EMIR standard, the Bank maintained securities in guaranteed with Euroclear for Ch$33,711 million and Ch$ 0 million respectively.

As of December 31, 2017 available for sale investments included a cumulative net unrealized income of Ch$1,855 million, recorded as a “Valuation adjustment” in other comprehensive income, distributed between Ch$459 million attributable to the equity holders of the Bank and Ch$1,396 million attributable to non-controlling interest.

As of December 31, 2016 available for sale investments included a cumulative net unrealized loss of Ch$7,375 million, recorded as a “Valuation adjustment” in other comprehensive income, distributed between Ch$6,449 million attributable to the equity holders of the Bank and Ch$926 million attributable to non-controlling interest.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 10

AVAILABLE FOR SALE INVESTMENTS, continued

Gross profits and losses realized on the sale of available for sale investments as of December 31, 2017, 2016 and 2015, are as follows:

	For the years ended December 31,
	2017	2016	2015
	MCh$	MCh$	MCh$

Sale of available for sale investments generating realized profits	6,469,344	6,522,549	2,627,490
Realized profits	4,867	12,333	22,473
Sale of available for sale investments generating realized losses	466.732	346,906	346,450
Realized losses	3	132	72

The Bank evaluated those instruments with unrealized losses as of December 31, 2017 and 2016 and concluded they were not impaired. This review consisted of evaluating the economic reasons for any declines, the credit ratings of the securities’ issuers, and the Bank’s intention and ability to hold the securities until the unrealized loss is recovered. Based on this analysis, the Bank believes that there were no significant or prolonged declines nor changes in credit risk which would cause impairment in its investment portfolio, since most of the decline in fair value of these instruments was caused by market conditions which the Bank considers to be temporary. All of the instruments that have unrealized losses as of December 31, 2017 and 2016, were not in a continuous unrealized loss position for more than one year.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 10

AVAILABLE FOR SALE INVESTMENTS, continued

The following charts show the available for sale investments cumulative unrealized profit and loss, as of December 31, 2017 and 2016:

As of December 31, 2017:

	Less than 12 months				More than 12 months				Total
	Acquisition cost	Fair value	Unrealized profit	Unrealized loss	Acquisition cost	Fair value	Unrealized profit	Unrealized loss	Acquisition cost	Fair value	Unrealized profit	Unrealized loss
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Chilean central bank and government securities
Chilean central bank Bonds	816,164	816,331	5,513	(5,346)	-	-	-	-	816,164	816,331	5,513	(5,346)
Chilean central bank Notes	330,923	330,952	30	(1)	-	-	-	-	330,923	330,952	30	(1)
Other Chilean central bank and government securities	1,117,447	1,115,518	2,960	(4,888)	-	-	-	-	1,117,447	1,115,518	2,960	(4,888)
Subtotal	2,264,534	2,262,801	8,503	(10,235)	-	-	-	-	2,264,534	2,262,801	8,503	(10,235)

Other Chilean securities
Time deposits in Chilean financial institutions	2,361	2,361	-	-	-	-	-	-	2,361	2,361	-	-
Mortgage finance bonds of Chilean financial institutions	21,867	22,312	445	-	-	-	-	-	21,867	22,312	445	-
Chilean financial institution bonds	-	-	-	-	-	-	-	-	-	-	-	-
Chilean corporate bonds	-	-	-	-	-	-	-	-	-	-	-	-
Other Chilean securities	220	3,000	2,780	-	-	-	-	-	220	3,000	2,780	-
Subtotal	24,448	27,673	3,225	-	-	-	-	-	24,448	27,673	3,225	-

Foreign financial securities
Foreign central banks and government securities	133,301	132,822	847	(1,326)	-	-	-	-	133,301	132,822	847	(1,326)
Other foreign financial securities	150,408	151,250	1,097	(256)	-	-	-	-	150,408	151,250	1,097	(256)
Subtotal	283,709	284,072	1,944	(1,582)	-	-	-	-	283,709	284,072	1,944	(1,582)

Total	2,572,691	2,574,546	13,672	(11,817)	-	-	-	-	2,572,691	2,574,546	13,672	(11,817)

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 10

AVAILABLE FOR SALE INVESTMENTS, continued

As of December 31, 2016:

	Less than 12 months				More than 12 months				Total
	Acquisition cost	Fair value	Unrealized profit	Unrealized loss	Acquisition cost	Fair value	Unrealized profit	Unrealized loss	Acquisition cost	Fair value	Unrealized profit	Unrealized loss
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Chilean central bank and government securities
Chilean central bank Bonds	461,793	468,386	6,612	(19)	-	-	-	-	461,793	468,386	6,612	(19)
Chilean central bank notes	1,222,263	1,222,283	23	(3)	-	-	-	-	1,222,263	1,222,283	23	(3)
Other Chilean central bank and government securities	52,411	52,805	394	-	-	-	-	-	52,411	52,805	394	-
Subtotal	1,736,467	1,743,474	7,029	(22)	-	-	-	-	1,736,467	1,743,474	7,029	(22)

Other Chilean securities
Time deposits in Chilean financial institutions	891,276	891,320	108	(64)	-	-	-	-	891,276	891,320	108	(64)
Mortgage finance bonds of Chilean financial institutions	25,021	25,488	469	(2)	-	-	-	-	25,021	25,488	469	(2)
Chilean financial institution bonds	-	-	-	-	-	-	-	-	-	-	-	-
Chilean corporate bonds	-	-	-	-	-	-	-	-	-	-	-	-
Other Chilean securities	220	1,680	1,460	-	-	-	-	-	220	1,680	1,460	-
Subtotal	916,517	918,488	2,037	(66)	-	-	-	-	916,517	918,488	2,037	(66)

Foreign financial securities
Foreign central banks and government securities	387,077	387,146	69	-	-	-	-	-	387,077	387,146	69	-
Other foreign financial securities	341,470	339,798	655	(2,327)	-	-	-	-	341,470	339,798	655	(2,327)
Subtotal	728,547	726,944	724	(2,327)	-	-	-	-	728,547	726,944	724	(2,327)

Total	3,381,531	3,388,906	9,790	(2,415)	-	-	-	-	3,381,531	3,388,906	9,790	(2,415)

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 11

INVESTMENTS IN ASSOCIATES AND OTHER COMPANIES

a)	Investments in associates and other, are shown in the following table:

				Investment
	Ownership interest As of December 31			Investment value As of December 31,		Profit and loss As of December 31,
	2017MCh$	2016 MCh$	2015 MCh$	2017 MCh$	2016 MCh$	2017 MCh$	2016 MCh$	2015 MCh$
Company
Redbanc S.A.	33.43	33.43	33.43	2,537	2,184	353	373	215
Transbank S.A.	25.00	25.00	25.00	14,534	12,510	2,024	1,302	1,256
Centro de Compensación Automatizado	33.33	33.33	33.33	1,589	1,353	236	248	212
Sociedad Interbancaria de Depósito de Valores S.A.	29.29	29.29	29.29	1,087	938	235	195	213
Cámara de Compensación de Alto Valor S.A. (1,2,3,4)	15.00	14.93	14.23	909	866	66	98	127
Administrador Financiero del Transantiago S.A.	20.00	20.00	20.00	3,098	2,781	317	230	323
Sociedad Nexus S.A.	12.90	12.90	12.90	1,911	1,469	442	247	225
Servicios de Infraestructura de Mercado OTC S.A. (1&2)	12.07	12.07	11.11	1,489	1,378	115	132	(115)
Subtotal				27,154	23,479	3,788	2,825	2,456
Shares or rights in other companies (*)
Bladex				136	136	25	26	25
Stock Exchanges				287	157	150	161	107
Others				8	8	-	-	-
Total				27,585	23,780	3,963	3,012	2,588

(*) Investments in associates and other companies do not have market prices.

(1)	During the third quarter of 2016, Banco Penta ceded to Banco Santander a portion of its interest in the companies "Sociedad Operadora de la Cámara de Compensación de pagos de Alto Valor SA" and "Servicios de Market Infrastructure OTC SA ", the Bank's share in those companies increased to 14.84% and 11.93% respectively.

(2)	During the last quarter of 2016, Banco Penta ceded to Banco Santander a portion of its interest in the companies "Sociedad Operadora de la Cámara de Compensación de pagos de Alto Valor SA" and "Servicios de Market Infrastructure OTC SA ", the Bank's share in those companies increased to 14.93% and 12.07% respectively.

(3)	In February 2017, Banco Paris sold to Banco Santander a portion of its interest in the companies "Sociedad Operadora de la Cámara de Compensación de pagos de Alto Valor SA", the Bank's share increased to 15.00%

(4)	In October 2015, HSBC Bank Chile sold its ownership share in Camara de Compensación de Pagos de Alto Valor S.A. to Banco Santander Chile, increasing our participation to 14.23%.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 11

INVESTMENTS IN ASSOCIATES AND OTHER COMPANIES, continued

b) Summary of financial information of associates as of and for the years ended December 31, 2017, 2016 and 2015.

As of December 31,
	2017				2016				2015
				Net income				Net income				Net income
	Assets	Liabilities	Equity		Assets	Liabilities	Equity		Assets	Liabilities	Equity
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Centro de Compensación Automatizado	6,871	2,174	3,989	708	5,508	1,523	3,241	744	5,148	1,897	2,616	635
Redbanc S.A.	21,235	13,751	6,428	1,056	19,927	13,505	5,307	1,115	20,296	14,877	4,777	642
Transbank S.A.	822,487	765,683	48,709	8,095	710,475	660,957	44,309	5,209	601,627	561,325	35,278	5,024
Sociedad Interbancaria de Depósito de Valores S.A.	3,720	60	2,858	802	3,204	103	2,435	666	2,714	58	2,093	563
Sociedad Nexus S.A.	32,669	18,888	10,354	3,427	30,038	19,229	8,898	1,911	23,153	13,682	7,730	1,741
Servicios de Infraestructura de Mercado OTC S.A.	17,913	6,414	10,963	536	29,258	18,258	9,906	1,094	17,631	7,800	10,869	(1,038)
Administrador Financiero del Transantiago S.A.	51,304	35,814	13,907	1,583	54,253	40,345	12,758	1,150	42,518	29,760	11,145	1,613
Cámara de Compensación de Alto Valor S.A.	6,338	500	5,399	439	6,099	627	4,815	657	5,730	775	4,066	889
Total	962,537	843,284	102,607	16,646	858,762	754,547	91,669	12,546	718,817	630,174	78,574	10,069

c) Restrictions over the ability of associated companies to transfer funds to investors.

There are no significant restrictions regarding the capacity of associates to transfer funds, whether in cash dividends, refund of loans, or advance payments to the Bank.

d) Activity with respect to investments in other companies during 2017, 2016 and 2015 is as follows:

	As of December 31,
	2017	2016	2015
	MCh$	MCh$	MCh$

Opening balance as of January 1,	23,780	20,309	17,914
Acquisition of investments (*)	3	1,123	302
Sale of investments	-	-	-
Participation in income	3,962	3,012	2,588
Dividends received	(116)	(217)	(278)
Other equity adjustments	(44)	(447)	(217)

Total	27,585	23,780	20,309
(*)	See reference, part a) of this note.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 12

INTANGIBLE ASSETS

a)    As of December 31, 2017 and 2016, the composition of intangible assets is as follows:

				As of December 31, 2017
	Years of useful life	Average remaining useful life	Net opening balance as of January 1, 2016	Gross balance	Accumulated amortization	Net balance
			MCh$	MCh$	MCh$	MCh$

Licenses	3	1	1,656	10,932	(9,732)	1,200
Software development	3	2	56,429	314,115	(252,096)	62,019

Total			58,085	325,047	(261,828)	63,219

				As of December 31, 2016
	Years of useful life	Average remaining useful life	Net opening balance as of January 1, 2015	Gross balance	Accumulated amortization	Net balance
			MCh$	MCh$	MCh$	MCh$

Licenses	3	2	2,060	10,932	(9,276)	1,656
Software development	3	2	49,077	286,781	(230,352)	56,429

Total			51,137	297,713	(239,628)	58,085

b)	The changes in the value of intangible assets during the periods ended December 31, 2017 and December 31, 2016 is as follows:

b.1) Gross balance

Gross balances	Licenses	Software development	Total
	MCh$	MCh$	MCh$

Balances as of January 1, 2017	10,932	286,781	297,713
Acquisitions	-	32,624	32,624
Disposals and impairment	-	(5,290)	(5,290)
Other	-	-	-
Balances as of December 31, 2017	10,932	314,115	325,047

Balances as of January 1, 2016	10,932	259,500	270,432
Acquisitions	-	27,281	27,281
Disposals and impairment	-	-	-
Other	-	-	-
Balances as of December 31, 2016	10,932	286,781	297,713

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 12

INTANGIBLE ASSETS, continued

b.2) Accumulated amortization

Accumulated amortization	Licenses	Software development	Total
	MCh$	MCh$	MCh$

Balances as of January 1, 2017	(9,276)	(230,352)	(239,628)
Year’s amortization	(456)	(21,744)	(22,200)
Other changes	-	-	-
Balances as of December 31, 2017	(9,732)	(252,096)	(261,828)

Balances as of January 1, 2016	(8,872)	(210,423)	(219,295)
Year’s amortization	(404)	(19,929)	(20,333)
Other changes	-	-	-
Balances as of December 31, 2016	(9,276)	(230,352)	(239,628)

c)	The Bank has no restriction on intangible assets as of December 31, 2017 and 2016. Additionally, the intangibles assets have not been pledged as guarantee for fulfillment of financial liabilities. Also, the Bank has no debt related to Intangible assets as of those dates.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 13

PROPERTY, PLANT, AND EQUIPMENT

a)   As of December 31, 2017 and 2016, the composition of property, plant, and equipment balances are composed as follows:

		As of December 31, 2017
	Net opening balance as of January 1, 2017	Gross balance	Accumulated depreciation	Net balance
	MCh$	MCh$	MCh$	MCh$

Land and buildings	169,809	274,079	(114,727)	159,352
Equipment	66,506	193,689	(130,173)	63,516
Ceded under operating leases	4,230	4,888	(667)	4,221
Other	16,834	60,822	(45,364)	15,458
Total	257,379	533,478	(290,931)	242,547

		As of December 31, 2016
	Net opening balance as of January 1, 2016	Gross balance	Accumulated depreciation	Net balance
	MCh$	MCh$	MCh$	MCh$

Land and buildings	158,434	264,016	(94,207)	169,809
Equipment	59,908	168,124	(101,618)	66,506
Ceded under operating leases	4,238	4,888	(658)	4,230
Other	18,079	55,973	(39,139)	16,834
Total	240,659	493,001	(235,622)	257,379

b)	The changes in the value of property, plant, and equipment as of December 31, 2017 and 2016 is as follows:

b.1) Gross balance

2017	Land and buildings	Equipment	Ceded under operating leases	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2017	264,016	168,124	4,888	55,973	493,001
Additions	27,592	26,278	-	4,902	58,772
Disposals	(17,529)	(359)	-	(53)	(17,941)
Impairment due to damage	-	(354)	-	-	(354)
Other	-	-	-	-	-
Balances as of December 31, 2017	274,079	193,689	4,888	60,822	533,478

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 13

PROPERTY, PLANT, AND EQUIPMENT, continued

2016	Land and buildings	Equipment	Ceded under operating leases	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2016	237,449	137,621	4,888	51,482	431,440
Additions	26,567	30,965	-	4,823	62,355
Disposals	-	(228)	-	(332)	(560)
Impairment due to damage	-	(234)	-	-	(234)
Other	-	-	-	-	-
Balances as of December 31, 2016	264,016	168,124	4,888	55,973	493,001

b.2) Accumulated depreciation

2017	Land and buildings	Equipment	Ceded under operating leases	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2017	(94,207)	(101,618)	(658)	(39,139)	(235,622)
Depreciation charges in the period	(20,744)	(28,592)	(9)	(6,277)	(55,622)
Sales and disposals in the period	224	37	-	52	313
Transfers	-	-	-	-	-
Other	-	-	-	-	-
Balances as of December 31, 2017	(114,727)	(130,173)	(667)	(45,364)	(290,931)

2016	Land and buildings	Equipment	Ceded under operating leases	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2016	(79,015)	(77,713)	(650)	(33,403)	(190,781)
Depreciation charges in the period	(15,192)	(23,976)	(8)	(5,849)	(45,025)
Sales and disposals in the period	-	71	-	113	184
Transfers	-	-	-	-	-
Other	-	-	-	-	-
Balances as of December 31, 2016	(94,207)	(101,618)	(658)	(39,139)	(235,622)

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 13

PROPERTY, PLANT, AND EQUIPMENT, continued

c)  Operational leases – lessor

As of December 31, 2017 and 2016, the future minimum lease cash inflows under non-cancellable operating leases are as follows:

	As of December 31,
	2017	2016
	MCh$	MCh$

Due within 1 year	567	506
Due after 1 year but within 2 years	749	1,029
Due after 2 years but within 3 years	480	502
Due after 3 years but within 4 years	348	473
Due after 4 years but within 5 years	308	344
Due after 5 years	1,792	2,067

Total	4,244	4,921

d)	Operational leases – lessee

Certain Bank’s premises and equipment are leased under various operating leases. Future minimum rental payments under non-cancellable leases are as follows:

	As of December 31,
	2017	2016
	MCh$	MCh$

Due within 1 year	26,059	26,455
Due after 1 year but within 2 years	21,343	24,903
Due after 2 year but within 3 years	18,091	20,582
Due after 3 years but within 4 years	15,736	17,321
Due after 4 years but within 5 years	12,734	14,569
Due after 5 years	51,502	53,694

Total	145,465	157,524

e)	As of December 31, 2017 and 2016, the Bank has no financial leases which cannot be unilaterally rescinded.

f)	The Bank has no restriction on property, plant and equipment as of December 31, 2017 and 2016. Additionally, the property, plant and equipment have not been provided as guarantees of financial liabilities. The Bank has no debt in connection with property, plant and equipment.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 14

CURRENT AND DEFERRED TAXES

a)   Current taxes

As of December 31, 2017 and 2016, the Bank recognizes taxes payable (recoverable), which is determined based on the currently applicable tax legislation. This amount is recorded net of recoverable taxes, and is shown as follows:

	As of December 31,
	2017	2016
	MCh$	MCh$

Summary of current tax liabilities (assets)
Current tax (assets)	-	-
Current tax liabilities	6,435	29,294

Total tax payable (recoverable)	6,435	29,294

(Assets) liabilities current taxes detail (net)
Income tax, tax rate(*)	145,112	145,963
Minus:
Provisional monthly payments	(136,562)	(113,700)
Credit for training expenses	(1,768)	(1,972)
Land taxes leasing	-	-
Grant credits	(968)	(1,079)
Other	621	82

Total tax payable (recoverable)	6,435	29,294

(*)The tax rate is 25.5% for 2017 and 24.0% for 2016.

b)   Effect on income

The effect of tax expense on income for the years ended December 31, 2017 and 2016 is comprised of the following items:

	As of December 31,
	2017	2016	2015
	MCh$	MCh$	MCh$

Income tax expense
Current tax	145,112	145,963	121,775

Credits (debits) for deferred taxes
Origination and reversal of temporary differences	(6,751)	(37,269)	(45,672)
Valuation provision	5,955	-	-
Subtotals	144,316	108,694	76,103
Tax for rejected expenses (Article No.21)	610	336	340
Other	105	1	(48)
Net charges for income tax expense	145,031	109,031	76,395

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 14

CURRENT AND DEFERRED TAXES, continued

c)   Effective tax rate reconciliation

The reconciliation between the income tax rate and the effective rate applied in determining tax expenses as of December 31, 2017, 2016 and 2015, is as follows:

		For the year ended December 31,
	2017		2016		2015
	Tax rate	Amount	Tax rate	Amount	Tax
					rate	Amount
	%	MCh$	%	MCh$	%	MCh$

Tax calculated over profit before tax	25.50	183,671	24.00	140,991	22.50	118,828
Price level restatement for tax purposes(1)	(3.03)	(21,829)	(5.49)	(32,256)	(5.42)	(28,630)
Single penalty tax (rejected expenses)	0.08	610	0.06	336	0.06	340
Effect of tax reform changes on deferred tax(2)	(2.86)	(20,600)	0.01	86	(2.01)	(10,600)
Real estate taxes	0.00	-	0.00	-	(0.73)	(3,853)
Other	0.44	3,179	(0.02)	(126)	0.06	310
Effective rates and expenses for income tax	20.13	145,031	18.56	109,031	14.46	76,395

(1) Price level restatement on tax purpose capital.

(2) In accordance with Chilean Law N°20.780 published in September 29, 2014 the income tax rate are 25,5% and 27% for 2017 and 2018 respectively.

d)   Effect of deferred taxes on comprehensive income

Below is a summary of the separate effect of deferred tax on other comprehensive income, showing the asset and liability balances, for the years ended December 31, 2017 and 2016:

	As of December 31,
	2017	2016
	MCh$	MCh$

Deferred tax assets
Available for sale investments	368	3,266
Cash flow hedges	908	-
Total deferred tax assets recognized through other comprehensive income	1,276	3,266

Deferred tax liabilities
Available for sale investments	(841)	(5,036)
Cash flow hedges	-	(549)
Total deferred tax liabilities recognized through other comprehensive income	(841)	(5,585)

Net deferred tax balances in equity	435	(2,319)

Deferred taxes in equity attributable to equity holders of the Bank	791	(2,097)
Deferred tax in equity attributable to non-controlling interests	(356)	(222)

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 14

CURRENT AND DEFERRED TAXES, continued

e)   Effect of deferred taxes on income

As of December 31, 2017 and 2016, the Bank has recorded effects for deferred taxes in the financial statements:

	As of December 31,
	2017	2016
	MCh$	MCh$
Deferred tax assets
Interests and adjustments	8,645	9,473
Non-recurring charge-offs	11,651	9,891
Assets received in lieu of payment	1,582	2,999
Exchange rate adjustments	882	-
Property, plant and equipment valuation	4,410	4,570
Allowance for loan losses	160,359	163,456
Provision for expenses	73,518	67,073
Leased assets	98,090	71,834
Subsidiaries tax losses	5,277	9,467
Prepaid expenses	151	-
Other	5,249	17,571
Total deferred tax assets	369,814	356,334

Deferred tax liabilities
Valuation of investments	(1,911)	(1,802)
Depreciation	(532)	-
Valuation provision	(5,955)	-
Other	(432)	(299)
Total deferred tax liabilities	(8,830)	(2,101)

f)    Summary of deferred tax assets and liabilities

Below is a summary of the deferred taxes impact on equity and income.

	As of December 31,
	2017	2016
	MCh$	MCh$

Deferred tax assets
Recognized through other comprehensive income	1,276	3,266
Recognized through profit or loss	369,815	356,334
Total deferred tax assets	371,091	359,600

Deferred tax liabilities
Recognized through other comprehensive income	(841)	(5,585)
Recognized through profit or loss	(8,822)	(2.101)
Total deferred tax liabilities	(9,663)	(7.686)

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 15

OTHER ASSETS

Other assets item includes the following:

	As of December 31,
	2017	2016
	MCh$	MCh$

Assets for leasing (1)	48,099	44,840

Assets received or awarded in lieu of payment
Assets received in lieu of payment	20,904	26,598
Assets awarded at judicial sale	24,800	26,895
Provision on assets received in lieu of payment or awarded	(1,440)	(7,558)
Subtotal	44,264	45,935

Other assets
Guarantee deposits (margin accounts) (2)	323,767	396,289
Gold investments	478	446
VAT credit	9,570	8,941
Income tax recoverable	1,381	22,244
Prepaid expenses	116,512	148,288
Assets recovered from leasing for sale	4,235	6,040
Pension plan assets	921	1,637
Accounts and notes receivable	59,574	56,624
Notes receivable through brokerage and simultaneous transactions	68,272	60,632
Other receivable assets	53,500	15,082
Other assets (3)	33,837	40,274
Subtotal	672,047	756,497

Total	764,410	847,272

(1)	Assets available to be granted under the financial leasing agreements.

(2)	Guarantee deposits (margin accounts) correspond to collateral associated with derivative financial contracts to mitigate the counterparty credit risk and are mainly established in cash. These guarantees operate when mark to market of derivative financial instruments exceed the levels of threshold agreed in the contracts, which could result in the Bank delivering or receiving collateral.

(3)	Other assets mainly include settlement of derivatives and other financial transactions.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 16

TIME DEPOSITS AND OTHER TIME LIABILITIES

As of December 31, 2017 and 2016, the composition of the line item time deposits and other liabilities is as follows:

	As of December 31,
	2017	2016
	MCh$	MCh$

Deposits and other demand liabilities
Checking accounts	6,272,656	6,144,688
Other deposits and demand accounts	590,221	564,966
Other demand liabilities	905,289	829,661

Total	7,768,166	7,539,315

Time deposits and other time liabilities
Time deposits	11,792,466	13,031,319
Time savings account	116,179	116,451
Other time liabilities	5,300	3,939

Total	11,913,945	13,151,709

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 17

INTERBANK BORROWINGS

As of December 31, 2017 and 2016 the line item Interbank borrowings is as follows:

	As of December 31,
	2017	2016
	MCh$	MCh$
Loans from financial institutions and the Central Bank of Chile
Other obligations with Central Bank of Chile	5	7
Subtotal	5	7
Loans from domestic financial institutions	480	365,436
Loans from foreign financial institutions
Sumitomo Mitsui Banking Corporation	259,199	233,060
Wells Fargo Bank N.A.	235,058	113,631
Bank Of America N.A.	228,309	-
Standard Chartered Bank	225,966	101,874
Mizuho Bank Ltd. NY.	215,967	-
Citibank N.A.	191,471	183,193
The Bank of Nova Scotia	86,419	39,967
The Toronto-Dominion Bank	62,743	-
Corporación Andina De Fomento	31,075	-
Barclays Bank PLC London	30,886	33,279
HSBC Bank Plc NY	30,875	33,214
The Bank of New York Mellon	30,839	82,594
Hsbc Bank Plc	30,838	-
European Investment Bank	12,629	13,980
Banco Santander – Hong Kong	8,341	6,165
Banco Santander Brasil S.A.	5,225	5,175
Bank Austria A.G.	2,317	-
Bank of China	823	311
Shanghai Pudong Development	714	205
Bank of Tokyo Mitsubishi	453	430
Keb Hana Bank	396	301
Shinhan Bank	394	354
Thai Military Bank Public Comp	377	425
Hua Nan Commercial Bank Ltd.	349	83
Mizuho Corporate Bank	331	411,753
Banco Santander Central Hispano	312	-
Agricultural Bank of China	295	327
Banco de Occidente	282	-
Banco Do Brasil S.A.	268	120
Unicredito Italiano	264	-
Bank of East Asia, Limited	241	54
Canara Bank	224	91
Hong Kong and Shanghai Banking	222	889
International Commercial Bank	221	-
Banque Generale Du Luxembourg	207	138
Kookmin Bank	201	317
Zhejiang Commercial Bank Ltd.	175	-
Banca Monte dei Paschi di Siena	162	309
Taiwan Cooperative Bank	159	-
Deutsche Bank A.G.	157	-
Yapi Ve Kredi Bankasi A.S.	155	73
J.P. Morgan Chase Bank N.A.	154	49
Banco Commerzbank	145	47
Bank of Taiwan	136	183
Industrial And Commercial Bank	119	-
Bank Of Nova Scotia	112	-
State Bank of India	110	289
Woori Bank	105	153
Bancolombia S.A.	94	31
Bank of Communications	93	393
Cassa Di Risparmio Di Parma E	93	132
China Construcción Bank	90	1,044
Metropolitan Bank Limited	87	26
Banca Delle Marche Spa	76	31
Australia And New Zealand Bank	62	21
Abanca Corporacion Bancaria SA	60	-
Casa Di Risparmo De Padova E.R.	56	76
Societe Generale	56	-
Hanvit Bank	55	76
Banca Popolare Dell'Emilia Rom	53	26
Banco Bradesco S.A.	50	113
Punjab National Bank	47	-
Citic Industrial Bank	39	-
Hang Seng Bank Ltd.	39	-

Subtotal	1,697,470	1,265,002

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 17

INTERBANK BORROWINGS, continued

	As of December 31,
	2017	2016
	MCh$	MCh$
Loans from foreign financial institutions, continuación
Hsbc Bank Usa	38	-
First Union National Bank	35	226
Habib Bank Limited	34	105
Banco Caixa Geral.	33	-
Banco Internacional S.A.	33	-
Banca Commerciale Italiana S.P.	31	-
Bank of Montreal	30	201
Kasikornbank Public Company Li.	25	-
Citibank N.A. Turkiye Merkez S.	23	158
Liu Chong Hing Bank Limited	21	-
Banco Popular Espanol S.A.	19	56
Taiwan Business Bank	19	-
Fortis Bank S.A./N.V. Brussels	15	12
Chang Hwa Commercial Bank Ltd.	14	17
Banco De Sabadell S.A.	10	-
Bank Of China Guangdong Branch	8	14
Icici Bank Limited	8	25
Banco Popolare Soc Coop	6	5
Bank of America	-	213,200
NTT Docomo Ibc	-	33,149
Zurcher Kantonal Bank	-	20,021
Banque Bruxelles Lambert S.A.	-	5,797
Banque Cantonale Vaudoise	-	5,714
Denizbank A.S.	-	347
Banco Santander – Madrid	-	322
Unicredito Italiano	-	302
Taipei Bank	-	260
ING Bank N.V. - Vienna	-	228
Westpac Banking Corporation	-	226
BNP Paribas S.A.	-	218
Oriental Bank of Commerce	-	132
Kotak Mahindra Bank Limited	-	129
Caixabank S.A.	-	93
Development Bank Of Singapore	-	80
Hsbc France (formerly Hsbc Ccf)	-	74
Banco General S.A.	-	62
Banco De Crédito Del Perú	-	58
Hsbc Bank Canada	-	47
Finans Bank A.S.	-	46
Bangkok Bank Public Company Li.	-	42
United Bank of India	-	39
Banco Bolivariano C.A.	-	38
Banco Bilbao Vizcaya Argentaria	-	34
Hsbc Bank Brasil S.A. - Banco	-	34
Banca Popolare Di Vicenza Scpa	-	31
Bayerische Hypo- Und Vereinsba	-	27
Banco Itau	-	25
China Merchants Bank	-	22
Hsbc Bank Middle East	-	21
Banca Lombarda E Piemontese S.	-	21
Export-Import Bank Of Thailand	-	20
Cassa Di Risparmio In Bologna	-	20
Fifth Third Bank	-	15
Hdfc Bank Limited	-	13
Union Bank of India	-	10
Intesa Sanpaolo Spa	-	7
Deutsche Bank Sociedad Anonima	-	6
Industrial Bank of Korea	-	5
Others	-	4,169
Subtotal	1,697,872	1,550,925
Total	1,698,357	1,916,368

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 17

INTERBANK BORROWINGS, continued

a)   Obligations with Central Bank of Chile

Debts to the Central Bank of Chile include credit lines for renegotiation of loans and other borrowings. These credit lines were provided by the Central Bank of Chile for renegotiation of loans due to the need to refinance debt as a result of the economic recession and crisis of the banking system in the early 1980s.

The outstanding amounts owed to the Central Bank of Chile under these credit lines are as follows:

	As of December 31,
	2017	2016
	MCh$	MCh$

Totals Line of credit for renegotiation with Central Bank of Chile	5	7

b)   Loans from domestic financial institutions

These obligations’ maturities are as follows:

	As of December 31,
	2017	2016
	MCh$	MCh$

Due within 1 year	480	365,436
Due within 1 and 2 year	-	-
Due within 2 and 3 year	-	-
Due within 3 and 4 year	-	-
Due after 5 years	-	-

Total loans from domestic financial institutions	480	365,436

c)   Foreign obligations

	As of December 31,
	2017	2016
	MCh$	MCh$

Due within 1 year	1,477,318	525,521
Due within 1 and 2 year	185,519	725,315
Due within 2 and 3 year	35,035	186,352
Due within 3 and 4 year	-	80,473
Due after 5 years	-	33,264
Total loans from foreign financial institutions	1,697,872	1,550,925

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 18

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES

As of December 31, 2017 and 2016, composition of this item is as follows:

	As of December 31,
	2017	2016
	MCh$	MCh$

Other financial liabilities
Obligations to public sector	59,470	61,490
Other domestic obligations	175,389	175,028
Foreign obligations	7,171	3,498
Subtotals	242,030	240,016
Issued debt instruments
Mortgage finance bonds	34,479	46,251
Senior bonds	6,186,760	6,416,274
Mortgage bond	99,222	104,182
Subordinated bonds	773,192	759,665
Subtotals	7,093,653	7,326,372

Total	7,335,683	7,566,388

Debts classified as current are either demand obligations or will mature in one year or less. All other debts are classified as non-current. The Bank’s debts, both current and non-current, are summarized below:

	As of December 31, 2017
	Current	Non-current	Total
	MCh$	MCh$	MCh$

Mortgage finance bonds	8,691	25,788	34,479
Senior bonds	337,166	5,849,594	6,186,760
Mortgage bond	4,541	94,681	99,222
Subordinated bonds	3	773,189	773,192
Issued debt instruments	350,401	6,743,252	7,093,653

Other financial liabilities	212,825	29,205	242,030

Total	563,226	6,772,457	7,335,683

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

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

a)       Mortgage finance bonds

These bonds are used to finance mortgage loans. Their principal amounts are amortized on a quarterly basis. The range of maturities of these bonds is between five and twenty years. Loans are indexed to UF and create a yearly interest yield of 5.41% as of December 31, 2017 (5.53% as of December 31, 2016).

	As of December 31,
	2017	2016
	MCh$	MCh$

Due within 1 year	8,691	11,236
Due after 1 year but within 2 years	6,744	8,673
Due after 2 year but within 3 years	6,096	6,928
Due after 3 year but within 4 years	5,155	6,246
Due after 4 year but within 5 years	4,101	5,278
Due after 5 years	3,692	7,890
Total mortgage bonds	34,479	46,251

b)      Senior bonds

The following table shows senior bonds by currency:

	As of December 31,
	2017	2016
	MCh$	MCh$

Santander bonds in UF	3,542,006	3,588,373
Santander bonds in USD	1,045,465	909,354
Santander bonds in CHF	268,281	568,549
Santander bonds in Ch$	1,135,527	1,037,515
Santander bonds in AUD	14,534	60,890
Current bonds in JPY	126,059	179,426
Santander bonds in EUR	54,888	72,167
Total senior bonds	6,186,760	6,416,274

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 18

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

i.       Placement of senior bonds:

In 2017, the Bank issued bonds for UF 10,000,000; CLP 160,000,000,000; USD 770,000,000; and AUD 30,000,000 detailed as follows:

Series	Currency	Amount	Term	Issuance rate	Series approval date	Series maximum amount	Maturity date
T9	UF	5,000,000	7.0	2.60%	01-02-2016	5,000,000	01-02-2024
T13	UF	5,000,000	9.0	2.75%	01-02-2016	5,000,000	01-02-2026
Total	UF	10,000,000				10,000,000
SD	CLP	60,000,000,000	5.0	5.50%	01-06-2014	200,000,000,000	01-06-2019
T16	CLP	100,000,000,000	6.0	5.20%	01-02-2016	100,000,000,000	01-08-2021
Total	CLP	160,000,000,000				300,000,000,000
DN	USD	100,000,000	3.0	Libor-USD 3M+0.80%	20-07-2017	100,000,000	27-07-2020
DN	USD	50,000,000	3.0	Libor-USD 3M+0.80%	21-07-2017	50,000,000	27-07-2020
DN	USD	50,000,000	3.0	Libor-USD 3M+0.80%	24-07-2017	50,000,000	27-07-2020
DN	USD	10,000,000	4.0	Libor-USD 3M+0.83%	23-08-2017	10,000,000	23-11-2021
DN	USD	10,000,000	4.0	Libor-USD 3M+0.83%	23-08-2017	10,000,000	23-11-2021
DN	USD	50,000,000	3.0	Libor-USD 3M+0.75%	14-09-2017	50,000,000	15-09-2020
DN	USD	500,000,000	3.0	2.50%	12-12-2017	500,000,000	15-12-2020
Total	USD	770,000,000				770,000,000
AUD	AUD	30,000,000	10.0	3.96%	05-12-2017	30,000,000	12-12-2027
Total	AUD	30,000,000				30,000,000

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 18

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

During 2017, the Bank performed a partial repurchase of the following bonds:

Date	Type	Currency	Amount
06-03-2017	Senior	USD	6,900,000
12-05-2017	Senior	UF	1,000,000
16-05-2017	Senior	UF	690,000
17-05-2017	Senior	UF	15,000
26-05-2017	Senior	UF	340,000
01-06-2017	Senior	UF	590,000
02-06-2017	Senior	UF	300,000
05-06-2017	Senior	UF	130,000
19-06-2017	Senior	UF	265,000
10-07-2017	Senior	UF	770,000
21-07-2017	Senior	UF	10,000
28-08-2017	Senior	UF	200,000
28-08-2017	Senior	UF	200,000
29-08-2017	Senior	UF	2,000
29-08-2017	Senior	UF	270,000
03-11-2017	Senior	UF	14,000
29-11-2017	Senior	UF	400,000
06-12-2017	Senior	UF	20,000
12-12-2017	Senior	CLP	10,990,000,000

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 18

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

In 2016, the Bank issued bonds for UF 62,000,000; CLP 590,000,000,000; JPY 3,000,000,000; USD 215,000,000; EUR 104,000,000; and CHF 125,000,000 detailed as follows:

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

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 18

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

During 2016, the Bank performed a partial repurchase of the following bond:

Date	Type	Currency	Amount
13-01-2016	Senior	USD	600,000
27-01-2016	Senior	USD	960,000
08-03-2016	Senior	USD	418,853,000
08-03-2016	Senior	USD	140,104,000
10-05-2016	Senior	USD	10,000,000
29-11-2016	Senior	USD	6,895,000

ii. The maturities of senior bonds are as follows:

	As of December 31,
	2017	2016
	MCh$	MCh$

Due within 1 year	337,166	1,135,713
Due after 1 year but within 2 years	866,936	321,509
Due after 2 year but within 3 years	832,978	816,919
Due after 3 year but within 4 years	1,177,081	663,289
Due after 4 year but within 5 years	902,647	754,768
Due after 5 years	2,069,952	2,724,076
Total senior bonds	6,186,760	6,416,274

c)	Mortgage bonds

Detail of mortgage bonds per currency is as follows:

	As of December 31,
	2017	2016
	MCh$	MCh$

Mortgage bonds in UF	99,222	104,182
Total mortgage bonds	99,222	104,182

i.       Allocation of mortgage bonds

During 2017 and 2016, the Bank has not placed any mortgage bonds.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 18

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

ii.	The maturities of Mortgage bonds are as follows:

	As of December 31,
	2017	2016
	MCh$	MCh$

Due within 1 year	4,541	4,318
Due after 1 year but within 2 years	7,291	6,932
Due after 2 year but within 3 years	7,526	7,156
Due after 3 year but within 4 years	7,769	7,386
Due after 4 year but within 5 years	8,019	7,626
Due after 5 years	64,076	70,764
Total Mortgage bonds	99,222	104,182

d)      Subordinated bonds

Detail of the subordinated bonds per currency is as follows:

	As of December 31,
	2017	2016
	MCh$	MCh$

Subordinated bonds denominated in CLP	3	4
Subordinated bonds denominated in UF	773,189	759,661
Total subordinated bonds	773,192	759,665

i. Allocation of subordinated bonds

During 2017 and 2016, the Bank has not placed any subordinated bonds.

The maturities of subordinated bonds, are as follows:

	As of December 31,
	2017	2016
	MCh$	MCh$

Due within 1 year	3	4
Due after 1 year but within 2 years	-	-
Due after 2 year but within 3 years	-	-
Due after 3 year but within 4 years	-	-
Due after 4 year but within 5 years	-	-
Due after 5 years	773,189	759,661
Total subordinated bonds	773,192	759,665

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 18

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

e)       Other financial liabilities

The composition of other financial obligations, by maturity, is detailed below:

	As of December 31,
	2017	2016
	MCh$	MCh$

Non-current portion:
Due after 1 year but within 2 years	23,401	33,777
Due after 2 year but within 3 years	4,181	24,863
Due after 3 year but within 4 years	194	5,794
Due after 4 year but within 5 years	210	1,973
Due after 5 years	1,219	15,121
Non-current portion subtotal	29,205	81,528

Current portion:
Amounts due to credit card operators	173,271	151,620
Acceptance of letters of credit	2,780	2,069
Other long-term financial obligations, short-term portion	36,774	4,799
Current portion subtotal	212,825	158,488

Total other financial liabilities	242,030	240,016

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 19

MATURITY OF FINANCIAL ASSETS AND LIABILITIES

As of December 31, 2017 and 2016, the detail of the maturities of assets and liabilities is as follows:

As of December 31, 2017	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Subtotal up to 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Subtotal More than 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Financial assets
Cash and deposits in banks	1,452,922	-	-	-	1,452,922	-	-	-	-	1,452,922
Cash items in process of collection	668,145	-	-	-	668,145	-	-	-	-	668,145
Trading investments	-	72,983	4,024	68,277	145,284	110,824	90,507	139,121	340,452	485,736
Investments under resale agreements	-	-	-	-	-	-	-	-	-	-
Financial derivative contracts	-	135,780	198,876	410,415	745,071	385,428	371,090	737,058	1,493,576	2,238,647
Interbank loans (*)	-	6,064	152,911	3,710	162,685	-	-	-	-	162,685
Loans and accounts receivables from customers (**)	769,823	2,206,734	2,288,372	4,348,975	9,613,904	5,187,501	2,938,326	9,823,498	17,949,325	27,563,229
Available for sale investments	-	58,850	11,788	102,600	173,238	556,289	975,372	869,647	2,401,308	2,574,546
Guarantee deposits (margin accounts)	323,767	-	-	-	323,767	-	-	-	-	323,767
Total financial assets	3,214,657	2,480,411	2,655,971	4,933,977	13,285,016	6,240,042	4,375,295	11,569,324	22,184,661	35,469,677

Financial liabilities
Deposits and other demand liabilities	7,768,166	-	-	-	7,768,166	-	-	-	-	7,768,166
Cash items in process of being cleared	486,726	-	-	-	486,726	-	-	-	-	486,726
Obligations under repurchase agreements	-	268,061	-	-	268,061	-	-	-	-	268,061
Time deposits and other time liabilities	121,479	5,120,171	4,201,271	2,299,018	11,741,939	106,833	2,811	62,362	172,006	11,913,945
Financial derivative contracts	-	144,410	196,444	356,288	697,142	378,582	358,358	705,406	1,442,346	2,139,488
Interbank borrowings	4,130	46,013	397,419	1,030,241	1,477,803	220,554	-	-	220,554	1,698,357
Issued debt instruments	-	21,043	55,119	274,239	350,401	1,727,571	2,104,771	2,910,910	6,743,252	7,093,653
Other financial liabilities	177,663	701	2,583	31,879	212,826	27,581	404	1,219	29,204	242,030
Guarantees received (margin accounts)	408,313	-	-	-	408,313	-	-	-	-	408,313
Total financial liabilities	8,966,477	5,600,399	4,852,836	3,991,665	23,411,377	2,461,121	2,466,344	3,679,897	8,607,362	32,018,739

(*)	Interbank loans are presented on a gross basis. The amount of allowance is Ch$472 million.

(**)	Loans and accounts receivables from customers are presented on a gross basis. Provisions amounts according to type of loan are detailed as follows: Commercial loans Ch$ 437,863 million, Mortgage loans Ch$ 69,066 million, and Consumer loans Ch$ 283,756 million.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 19

MATURITY OF FINANCIAL ASSETS AND LIABILITIES, continued

As of December 31, 2016	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Subtotal up to 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Subtotal More than 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Financial assets
Cash and deposits in banks	2,279,389	-	-	-	2,279,389	-	-	-	-	2,279,389
Cash items in process of collection	495,283	-	-	-	495,283	-	-	-	-	495,283
Trading investments	-	52,443	13,252	118,845	184,540	75,378	106,808	30,261	212,447	396,987
Investments under resale agreements	-	6,736	-	-	6,736	-	-	-	-	6,736
Financial derivative contracts	-	82,243	120,653	292,801	495,697	531,094	357,833	1,116,158	2,005,085	2,500,782
Interbank loans (*)	-	12,859	135,756	124,143	272,758	44	-	5	49	272,807
Loans and accounts receivables from customers (**)	717,306	2,393,216	2,108,001	4,488,993	9,707,516	4,937,271	2,909,140	9,379,697	17,226,108	26,933,624
Available for sale investments	-	1,581,682	250,222	314,842	2,146,746	37,974	379,976	824,210	1,242,160	3,388,906
Guarantee deposits (margin accounts)	396,289	-	-	-	396,289	-	-	-	-	396,289
Total financial assets	3,888,267	4,129,179	2,627,884	5,339,624	15,984,954	5,581,761	3,753,757	11,350,331	20,685,849	36,670,803

Financial liabilities
Deposits and other demand liabilities	7,539,315	-	-	-	7,539,315	-	-	-	-	7,539,315
Cash items in process of being cleared	288,473	-	-	-	288,473	-	-	-	-	288,473
Obligations under repurchase agreements	-	212,437	-	-	212,437	-	-	-	-	212,437
Time deposits and other time liabilities	121,527	6,105,767	4,193,906	2,537,299	12,958,499	118,101	13,913	61,196	193,210	13,151,709
Financial derivative contracts	-	92,335	122,565	263,893	478,793	494,539	346,948	971,881	1,813,368	2,292,161
Interbank borrowings	4,557	373,423	115,769	1,154,063	1,647,812	233,542	35,014	-	268,556	1,916,368
Issued debt instruments	-	43,141	185,425	922,705	1,151,271	1,168,117	1,444,593	3,562,391	6,175,101	7,326,372
Other financial liabilities	153,049	1,461	1,161	2,817	158,488	58,641	7,766	15,121	81,528	240,016
Guarantees received (margin accounts)	480,926	-	-	-	480,926	-	-	-	-	480,926
Total financial liabilities	8,587,847	6,828,564	4,618,826	4,880,777	24,916,014	2,072,940	1,848,234	4,610,589	8,531,763	33,447,777

(*)	Interbank loans are presented on a gross basis. The amount of allowance is Ch$4,135 million.

(**)	Loans and accounts receivables from customers are presented on a gross basis. Provisions amounts according to type of loan are detailed as follows: Commercial loans Ch$ 429,442 million, Mortgage loans Ch$ 57,009 million, and Consumer loans Ch$ 300,019 million.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 20

PROVISIONS

a)	As of December 31, 2017 and 2016, the composition is as follows:

	As of December 31,
	2017	2016
	MCh$	MCh$

Provisions for personnel salaries and expenses	97,576	72,592
Provisions for mandatory dividends	168,840	142,815
Provisions for contingent loan risk	10,079	11,399
Provisions for contingencies associated with administrative claims and leasing contracts	27,303	65,404
Total	303,798	292,210

b)	Below is the activity regarding provisions during the years ended December 31, 2017 and 2016.

	Personnel salaries and expenses	Mandatory Dividend	Contingent loan	Contingencies	Total
	MCh$	MCh$	MCh$	MCh$	MM$

Balances as of January 1, 2017	72,592	142,815	11,399	65,404	292,210
Provisions established	106,687	168,840	7,341	8,645	291,513
Application of provisions	(81,703)	(142,815)	-	(389)	(224,907)
Provisions released	-	-	(8,661)	(46,357)	(55,018)
Reclassifications	-	-	-	-	-
Other	-	-	-	-	-

Balances as of December 31, 2017	97,576	168,840	10,079	27,303	303,798

Balances as of January 1, 2016	64,861	134,539	10,750	64,848	274,998
Provisions established	80,298	142,815	9,789	85,492	318,394
Application of provisions	(72,567)	(134,539)	-	(135)	(207,241)
Provisions released	-	-	(9,140)	(84,801)	(93,941)
Reclassifications	-	-	-	-	-
Other	-	-	-	-	-

Balances as of December 31, 2016	72,592	142,815	11,399	65,404	292,210

c)	Provisions for personnel salaries and expenses:

	As of December 31,
	2017	2016
	MCh$	MCh$

Provision for seniority compensation	17,874	10,376
Provision for stock-based personnel benefits	-	-
Provision for performance bonds	53,947	38,510
Provision for vacations	23,039	21,800
Provision for other personnel benefits	2,716	1,906
Total	97,576	72,592

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 21

OTHER LIABILITIES

The other liabilities line item is as follows:

	As of December 31,
	2017	2016
	MCh$	MCh$

Accounts and notes payable	196,965	154,159
Unearned income	601	509
Guarantees received (margin accounts) (1)	408,313	480,926
Notes payable through brokerage and simultaneous transactions	17,799	27,745
Other payable obligations (2)	58,921	80,100
Withheld VAT	1,887	1,964
Other liabilities (3)	60,877	50,382

Total	745,363	795,785

(1)	Guarantee deposits (margin accounts) correspond to collateral associated to derivative financial contracts to mitigate the counterparty credit risk and are mainly established in cash. These guarantees operate when mark to market of derivative financial instruments exceed the levels of threshold agreed in the contracts, which could result in the Bank delivering or receiving collateral.

(2)	Other payable obligations mainly relates to settlement of derivatives and other financial transactions derived from the operation of the Bank.

(3)	Other liabilities: mainly include reimbursement of insurance commissions.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 22

CONTINGENCIES AND COMMITMENTS

a)      Lawsuits and legal procedures

As of the issuance date of these financial statements, the Bank and its affiliates were subject to certain legal actions in the normal course of their business. As of December 31, 2017, the Bank and its subsidiaries have provisions for this item of Ch$1,214.2 million and Ch$0 million, respectively (Ch$1,194 million and Ch$48 million as of December 31, 2016) which is included in “Provisions” in the Consolidated Statement of Financial Position as provisions for contingencies.

b)      Contingent loans

The following table shows the Bank’s contractual obligations to issue loans:

	As of December 31,
	2017	2016
	MCh$	MCh$

Letters of credit issued	201,699	158,800
Foreign letters of credit confirmed	75,499	57,686
Guarantees	1,823,793	1,752,610
Personal guarantees	81,577	125,050
Subtotal	2,182,568	2,094,146
Available on demand credit lines	8,135,489	7,548,820
Other irrevocable credit commitments	260,691	260,266
Total	10,578,748	9,903,232

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 22

CONTINGENCIES AND COMMITMENTS, continued

c)	Held securities

The Bank holds securities in the normal course of its business as follows:

	As of December 31,
	2017	2016
	MCh$	MCh$

Third party operations
Collections	175,200	163,303
Assets from third parties managed by the Bank and its affiliates	1,660,804	1,586,405
Subtotal	1,836,004	1,749,708
Custody of securities
Securities held in custody	383,002	390,155
Securities held in custody deposited in other entity	760,083	687,610
Issued securities held in custody	22,046,701	18,768,572
Subtotal	23,189,786	19,846,337
Total	25,025,790	21,596,045

During 2017, the Bank classified the portfolios managed by private banking in “Assets from third parties managed by the Bank and its affiliates” (memo account). At the end of December 2017, the balance for this was Ch$ 1,660,768 million (Ch$ 1,586,370 million at December 31, 2016).

d)	Guarantees

Banco Santander Chile has comprehensive officer fidelity insurance policy, No. 4505199, with the Chilena Consolidada de Seguros insurance company, for USD 50,000,000 which jointly covers both the Bank and its affiliates for the period from July 1, 2017 to June 30, 2018.

e)	Contingent loans and liabilities

To satisfy its clients’ needs, the Bank took on several contingent loans and liabilities that are not be recognized in the Consolidated Financial Statement of Financial Position; these contain loan risks and they are, therefore, part of the Bank`s global risk.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 23

EQUITY

a)	Capital

As of December 31, 2017 and 2016 the Bank had 188,446,126,794 shares outstanding, all of which are subscribed for and paid in full, amounting to Ch$891,303 million. All shares have the same rights, and have no preferences or restrictions.

The activity with respect to shares during 2017, 2016 and 2015 was as follows:

	SHARES As of December 31,
	2017	2016	2015

Issued as of January 1	188,446,126,794	188,446,126,794	188,446,126,794
Issuance of paid shares	-	-	-
Issuance of outstanding shares	-	-	-
Stock options exercised	-	-	-
Issued as of December 31,	188,446,126,794	188,446,126,794	188,446,126,794

As of December 31, 2017, 2016 and 2015 the Bank does not have any of its own shares in treasury, nor do any of the consolidated companies.

As of December 31, 2017 the shareholder composition was as follows:

Corporate Name or Shareholder's Name	Shares	ADRs (*)	Total	% of equity holding

Santander Chile Holding S.A.	66,822,519,695	-	66,822,519,695	35.46
Teatinos Siglo XXI Inversiones Limitada	59,770,481,573	-	59,770,481,573	31.72
The Bank New York Mellon	-	31,238,866,071	31,238,866,071	16.58
Banks on behalf of third parties	13,892,691,988	-	13,892,691,988	7.37
Pension funds (AFP) on behalf of third parties	6,896,552,755	-	6,896,552,755	3.66
Stock brokers on behalf of third parties	3,762,310,365	-	3,762,310,365	2.00
Other minority holders	6,062,704,347	-	6,062,704,347	3.21
Total	157,207,260,723	31,238,866,071	188,446,126,794	100.00
(*)	American Depository Receipts (ADR) are certificates issued by a U.S. commercial bank to be traded on the U.S. securities markets.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 23

EQUITY, continued

As of December 31, 2016 the shareholder composition was as follows:

Corporate Name or Shareholder's Name	Shares	ADRs (*)	Total	% of equity holding

Santander Chile Holding S.A.	66,822,519,695	-	66,822,519,695	35.46
Teatinos Siglo XXI Inversiones Limitada	59,770,481,573	-	59,770,481,573	31.72
The Bank New York Mellon (1)	-	34,800,933,671	34,800,933,671	18.47
Banks on behalf of third parties	12,257,100,312	-	12,257,100,312	6.50
Pension funds (AFP) on behalf of third parties	6,990,857,997	-	6,990,857,997	3.71
Stock brokers on behalf of third parties	3,071,882,351	-	3,071,882,351	1.63
Other minority holders	4,732,351,195	-	4,732,351,195	2.51
Total	153,645,193,123	34,800,933,671	188,446,126,794	100.00

(*)	American Depository Receipts (ADR) are certificates issued by a U.S. commercial bank to be traded on the U.S. securities markets.

As of December 31, 2015 the shareholder composition was as follows:

Corporate Name or Shareholder's Name	Shares	ADRs (*)	Total	% of equity holding

Santander Chile Holding S.A.	66,822,519,695	-	66,822,519,695	35.46
Teatinos Siglo XXI Inversiones Limitada	59,770,481,573	-	59,770,481,573	31.72
The Bank New York Mellon (1)	-	32,516,063,671	32,516,063,671	17.25
Banks on behalf of third parties	11,878,070,560	-	11,878,070,560	6.30
Pension funds (AFP) on behalf of third parties	8,887,560,424	-	8,887,560,424	4.72
Stock brokers on behalf of third parties	3,460,285,074	-	3,460,285,074	1.84
Other minority holders	5,111,145,797	-	5,111,145,797	2.71
Total	155,930,063,123	32,516,063,671	188,446,126,794	100.00

(*)	American Depository Receipts (ADR) are certificates issued by a U.S. commercial bank to be traded on the U.S. securities markets.

(1)	As of August 4, 2015, Banco Santander Chile signed a contract which appoints The Bank of New York Mellon as the commercial bank authorized to trade ADRs, replacing J.P. Morgan Chase Bank NA.

b)	Reserves

In April 2017, due to the Shareholders’ Meeting, the Bank agreed to capitalized 30% of retained earnings from 2016 as reserves; which equals Ch$ 141,706 million (Ch$ 112,219 million in 2016).

c)	Dividends

The distribution of dividends is detailed in the Consolidated Statement of Changes in Equity.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 23

EQUITY, continued

d)	As of December 31, 2017, 2016 and 2015 the basic and diluted earnings per share were as follows:

	As of December 31,
	2017	2016	2015
	MCh$	MCh$	MCh$

a) Basic earnings per share
Total attributable to the equity holders of the Bank	562,801	476,067	448,466
Weighted average number of outstanding shares	188,446,126,794	188,446,126,794	188,446,126,794
Basic earnings per share (in Ch$)	2,987	2,526	2,380

b) Diluted earnings per share
Total attributable to the equity holders of the Bank	562,801	476,067	448,466
Weighted average number of outstanding shares	188,446,126,794	188,446,126,794	188,446,126,794
Adjusted number of shares	188,446,126,794	188,446,126,794	188,446,126,794
Diluted earnings per share (in Ch$)	2,987	2,526	2,380

As of December 31, 2017, 2016 and 2015 the Bank does not own instruments with dilutive effects.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 23

EQUITY, continued

e) Other comprehensive income from available for sale investments and cash flow hedges:

	For the years ended December 31,
	2017	2016	2015
	MCh$	MCh$	MCh$

Available for sale investments
As of January 1,	7,375	(7,093)	21,684
Gain (losses) on the re-measurement of available for sale investments, before tax	(10,384)	2,267	(51,178)
Recycling from other comprehensive income to income for the year	4,864	12,201	22,401
Subtotals	(5,520)	14,468	(28,777)
Total	1,855	7,375	(7,093)

Cash flow hedges
As of January 1,	2,288	8,626	10,725
Gains (losses) on the re-measurement of cash flow hedges, before tax	(5,850)	(6,261)	(2,105)
Recycling adjustments on cash flow hedges, before tax	-	(77)	6
Amounts removed from equity and included in carrying amount of non-financial asset (liability) which acquisition or incurrence was hedged as a highly probable transaction	-	-	-
Subtotals	(5,850)	(6,338)	(2,099)
Total	(3,562)	2,288	8,626

Other comprehensive income, before taxes	(1,707)	9,663	1,533

Income tax related to other comprehensive income components
Income tax relating to available for sale investments	(473)	(1,770)	1,596
Income tax relating to cash flow hedges	908	(549)	(1,940)
Total	435	(2,319)	(344)

Other comprehensive income, net of tax	(1,272)	7,344	1,189
Attributable to:
Equity holders of the Bank	(2,312)	6,640	1,288
Non-controlling interest	1,040	704	(99)

The Bank expects that the results included in "Other comprehensive income" will be reclassified to profit or loss when the specific conditions have been met.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 24

NON-CONTROLLING INTEREST

a)	The non-controlling interest included in the equity and the income from the subsidiaries is summarized as follows:

				Other comprehensive income
As of December 31, 2017	Non-controlling	Equity	Income	Available for sale investments	Deferred tax	Total other comprehensive income	Comprehensive income
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Subsidiaries:
Santander Agente de Valores Limitada	0.97	389	132	-	-	-	132
Santander S.A. Sociedad Securitizadora	0.36	1	-	-	-	-	-
Santander Corredores de Bolsa Limitada	49.00	21,000	702	470	(134)	336	1,038
Santander Corredora de Seguros Limitada	0.25	167	4	-	-	-	4
Subtotal		21,557	838	470	(134)	336	1,174

Entities controlled through other considerations:
Bansa Santander S.A.(1)	100.00	17,401	10,869	-	-	-	10,869
Santander Gestión de Recaudación y Cobranzas Limitada	100.00	2,925	741	-	-	-	741
Subtotal		20,326	11,610	-	-	-	11,610

Total		41,883	12,448	470	(134)	336	12,784

(1)	In September 2017, Bansa Santander S.A. celebrated a legal cession of rights, which generated an income of Ch$20,663 million before tax (Ch$15,197 million net of taxes)

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 24

NON-CONTROLLING INTEREST, continued

				Other comprehensive income
As of December 31, 2016	Non-controlling	Equity	Income	Available for sale investments	Deferred tax	Total other comprehensive income	Comprehensive income
%		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Subsidiaries:
Santander Agente de Valores Limitada	0.97	492	116	-	-	-	116
Santander S.A. Sociedad Securitizadora	0.36	2	-	-	-	-	-
Santander Corredores de Bolsa Limitada (1)	49.41	19,966	1,130	1,054	(251)	803	1,933
Santander Corredora de Seguros Limitada	0.25	164	7	-	-	-	7
Subtotal		20,624	1,253	1,054	(251)	803	2.056
Entities controlled through other considerations:
Bansa Santander S.A.	100.00	6,533	529	-	-	-	529
Santander Gestión de Recaudación y Cobranzas Limitada	100.00	2,184	583	-	-	-	583
Subtotal		8,717	1,112	-	-	-	1,112

Total		29,341	2,365	1,054	(251)	803	3,168

(1) Ex Santander S.A. Corredores de Bolsa, See Note1.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 24

NON-CONTROLLING INTEREST, continued

				Other comprehensive income
As of December 31, 2015	Non-controlling	Equity	Income	Available for sale investments	Deferred tax	Total other comprehensive income	Comprehensive income
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Subsidiaries:
Santander Agente de Valores Limitada	0.97	652	98	(4)	1	(3)	95
Santander S.A. Sociedad Securitizadora	0.36	2	-	-	-	-	-
Santander S.A. Corredores de Bolsa Ltda	49.41	21,765	816	(128)	29	(99)	717
Santander Corredora de Seguros Limitada	0.25	156	(5)	-	-	-	(5)
Subtotals		22,575	909	(132)	30	(102)	807

Entities controlled through other considerations:
Bansa Santander S.A.	100.00	6,004	334	-	-	-	334
Santander Gestión de Recaudación y Cobranzas Limitada (1)	100.00	1,602	564	-	-	-	564
Multinegocios S.A.	100.00	-	310	-	-	-	310
Servicios Administrativos y Financieros Limitada	100.00	-	550	-	-	-	550
Multiservicios de Negocios Limitada	100.00	-	596	-	-	-	596
Subtotals		7,606	2.354	-	-	-	2,354

Total		30,181	3.263	(132)	30	(102)	3,161

(1)        As of June 30, 2015, these entities have finished sales services to the Bank and therefore they have been excluded from the consolidation perimeter.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 24

NON-CONTROLLING INTERESTS, continued

b)      The overview of the financial information of the subsidiaries included in the consolidation of the Bank that possess non-controlling interests is as follows, which does not include consolidation or conforming accounting policy adjustments:

	As of December 31,
	2017				2016				2015
				Net income				Net income				Net
	Assets	Liabilities	Capital		Assets	Liabilities	Capital		Assets	Liabilities	Capital	income
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Santander Corredora de Seguros Limitada	76,177	9,803	64,937	1,437	75,000	10,065	62,276	2,659	72,860	10,588	60,765	1,507
Santander Corredores de Bolsa Limitada	88,711	45,855	41,424	1,432	86,473	45,724	38,356	2,393	71,118	26,763	42,618	1,737
Santander Agente de Valores Limitada	44,910	4,732	26,569	13,609	54,486	3,666	38,851	11,969	131,305	64,049	57,554	9,702
Santander S.A. Sociedad Securitizadora	400	50	432	(82)	509	77	512	(80)	566	53	561	(48)
Santander Gestión de Recaudación y Cobranzas Ltda.	10,826	7,901	2,184	741	8,547	6,363	1,602	582	6,194	4,592	1,038	564
Bansa Santander S.A.	25,535	8,134	6,533	10,868	31,301	24,768	6,004	529	31,631	25,627	5,670	334
Total	246,559	76,475	142,079	28,005	256,316	90,663	147,601	18,052	313,674	131,672	168,206	13,796

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 25

INTEREST INCOME

This item refers to interest earned in the period from the financial assets whose return, whether implicitly or explicitly, is determined by applying the effective interest rate method, regardless of the value at fair value, as well as the effect of hedge accounting (see c).

a)	For the years ended December 31, 2017, 2016 and 2015 the income from interest, was attributable to the following items:

	For the years ended December 31,
	2017				2016				2015
	Interest	Inflation adjustments	Prepaid fees	Total	Interest	Inflation adjustments	Prepaid fees	Total	Interest	Inflation adjustments	Prepaid fees	Total
Items	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Resale agreements	939	-	-	939	1,488	-	-	1,488	1,075	-	-	1,075
Interbank loans	969	-	-	969	295	-	-	295	375	-	-	375
Commercial loans	752,013	85,389	10,525	847,927	742,432	130,904	7,659	880,995	687,464	168,752	8,494	864,710
Mortgage loans	320,041	149,303	414	469,758	304,116	228,081	7,012	539,209	259,941	286,437	23,191	569,569
Consumer loans	612,932	363	4,738	618,033	604,152	660	4,318	609,130	586,385	3,418	3,706	593,509
Investment instruments	74,000	5,797	-	79,797	75,808	2,916	-	78,724	60,004	7,616	-	67,620
Other interest income	12,172	1,538	-	13,710	11,136	2,445	-	13,581	10,111	5,831	-	15,942

Interest income not including income from hedge accounting	1,773,066	242,390	15,677	2,031,133	1,739,427	365,006	18,989	2,123,422	1,605,355	472,054	35,391	2,112,800

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 25

INTEREST INCOME, continued

b)	For the years ended December 31, 2017, 2016 and 2015, the expense from interest expense, excluding expense from hedge accounting, is as follows:

	For the years ended December 31,
	2017			2016			2015
	Interest	Inflation adjustments	Total	Interest	Inflation adjustments	Total	Interest	Inflation adjustments	Total
Items	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Demand deposits	(13,851)	(695)	(14,546)	(16,003)	(1,043)	(17,046)	(13,875)	(1,343)	(15,218)
Repurchase agreements	(6,514)	-	(6,514)	(2,822)	-	(2,822)	(6,893)	-	(6,893)
Time deposits and liabilities	(341,821)	(20,509)	(362,330)	(399,720)	(38,946)	(438,666)	(346,174)	(47,370)	(393,544)
Interbank loans	(26,805)	-	(26,805)	(19,803)	-	(19,803)	(14,998)	(2)	(15,000)
Issued debt instruments	(220,027)	(76,170)	(296,197)	(197,973)	(105,452)	(303,425)	(183,561)	(113,029)	(296,590)
Other financial liabilities	(2,946)	(303)	(3,249)	(3,008)	(781)	(3,789)	(3,070)	(1,180)	(4,250)
Other interest expense	(5,236)	(4,973)	(10,209)	(5,211)	(8,874)	(14,085)	(3,456)	(14,776)	(18,232)
Interest expense not including expenses from hedge accounting	(617,200)	(102,650)	(719,850)	(644,540)	(155,096)	(799,636)	(572,027)	(177,700)	(749,727)

c)       For the years ended December 31, 2017, 2016 and 2015, the income and expense from interest is as follows:

	For the years ended December 31,
	2017	2016	2015
Items	MCh$	MCh$	MCh$

Interest income not including income from hedge accounting	2,031,133	2,123,422	2,112,800
Interest expense not including expense from hedge accounting	(719,850)	(799,636)	(749,727)

Net Interest income (expense) from hedge accounting	1,311,283	1,323,786	1,363,073

Hedge accounting (net)	15,408	(42,420)	(107,867)

Total net interest income	1,326,691	1,281,366	1,255,206

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 26

FEES AND COMMISSIONS

This item includes the amount of fees earned and paid during the year, except for those which are an integral part of the financial instrument’s effective interest rate:

	For the years ended December 31,
	2017	2016	2015
	MCh$	MCh$	MCh$

Fee and commission income
Fees and commissions for lines of credits and overdrafts	7,413	5,754	6,597
Fees and commissions for guarantees and letters of credit	33,882	35,911	35,276
Fees and commissions for card services	201,791	195,566	175,262
Fees and commissions for management of accounts	31,901	31,540	30,291
Fees and commissions for collections and payments	44,312	31,376	30,399
Fees and commissions for intermediation and management of securities	10,090	9,304	10,000
Insurance brokerage fees	36,430	40,882	39,252
Office banking	15,669	14,145	15,224
Fees for other services rendered	43,123	38,038	35,978
Other fees earned	30,947	28,668	24,621
Total	455,558	431,184	402,900

	For the years ended December 31,
	2017	2016	2015
	MCh$	MCh$	MCh$

Fee and commission expense
Compensation for card operation	(149,809)	(143,509)	(129,196)
Fees and commissions for securities transactions	(858)	(946)	(1,315)
Office banking	(15,283)	(14,671)	(15,320)
Other fees	(10,545)	(17,634)	(19,442)
Total	(176,495)	(176,760)	(165,273)

Net fees and commissions income	279,063	254,424	237,627

The fees earned in transactions with letters of credit are presented in the Consolidated Statement of Income in the line item “Interest income”.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 27

NET INCOME (EXPENSE) FROM FINANCIAL OPERATIONS

For the years ended December 31, 2017, 2016 and 2015, the detail of income (expense) from financial operations is as follows:

	For the years ended December 31,
	2017	2016	2015
	MCh$	MCh$	MCh$

Income (expense) from financial operations
Trading derivatives	(18,974)	(395,209)	(503,981)
Trading investments	10,008	18,229	21,505
Sale of loans and accounts receivables from customers
Current portfolio	3,020	1,469	921
Charged-off portfolio	3,020	2,720	(58)
Available for sale investments	8,956	14,598	23,655
Repurchase of issued bonds	(742)	(8,630)	(14)
Other income (expense) from financial operations	(2,492)	(211)	75
Total income (expense)	2,796	(367,034)	(457,897)

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 28

NET FOREIGN EXCHANGE GAIN (LOSS)

Net foreign exchange income includes the income earned from foreign currency trading, differences arising from converting monetary items in a foreign currency to the functional currency, and those generated by non-monetary assets in a foreign currency at the time of their sale.

For the years ended December 31, 2017, 2016 and 2015 net foreign exchange income is as follows:

	For the years ended December 31,
	2017	2016	2015
	MCh$	MCh$	MCh$

Net foreign exchange gain (loss)
Net profit (loss) from currency exchange differences	113,115	116,117	(197,875)
Hedging derivatives	22,933	399,875	777,254
Income from assets indexed to foreign currency	(9,190)	(8,745)	25,421
Income from liabilities indexed to foreign currency	98	145	(1,404)
Total	126,956	507,392	603,396

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 29

PROVISIONS FOR LOAN LOSSES

a)	For the years ended December 31, 2017, 2016 and 2015 activity for provisions for loan losses is as follows:

		Loans and accounts receivable from customers						Total
For the year ended December 31, 2017	Interbank loans Individual	Commercial loans		Mortgage loans	Consumer loans	Contingent loans
		Individual	Group	Group	Group	Individual	Group
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Charged-off individually significant loans	-	(15,699)	-	-	-	-	-	(15,699)
Provisions established	(307)	(64,658)	(148,681)	(43,621)	(252,038)	(3,117)	(4,224)	(516,646)
Total provisions and charge-offs	(307)	(80,357)	(148,681)	(43,621)	(252,038)	(3,117)	(4,224)	(532,345)
Provisions released	3,970	55,925	20,491	11,427	46,089	7,001	1,660	146,563
Recovery of loans previously charged off	-	11,114	21,499	10,942	39,972	-	-	83,527
Net charge to income	3,663	(13,318)	(106,691)	(21,252)	(165,977)	3,884	(2,564)	(302,255)

		Loans and accounts receivable from customers						Total
For the year ended December 31, 2016	Interbank loans Individual	Commercial loans		Mortgage loans	Consumer loans	Contingent loans
		Individual	Group	Group	Group	Individual	Group
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Charged-off individually significant loans	-	(11,222)	-	-	-	-	-	(11,222)
Provisions established	(3,052)	(61,002)	(133,855)	(50,892)	(280,544)	(11,986)	(2,909)	(544,240)
Total provisions and charge-offs	(3,052)	(72,224)	(133,855)	(50,892)	(280,544)	(11,986)	(2,909)	(555,462)
Provisions released	83	43,183	14,432	34,246	30,790	6,963	5,384	135,081
Recovery of loans previously charged off	-	11,142	16,043	10,041	41,072	-	-	78,298
Net charge to income	(2,969)	(17,899)	(103,380)	(6,605)	(208,682)	(5,023)	2,475	(342,083)

		Loans and accounts receivable from customers						Total
For the year ended December 31, 2015	Interbank loans Individual	Commercial loans		Mortgage loans	Consumer loans	Contingent loans
		Individual	Group	Group	Group	Individual	Group
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Charged-off individually significant loans	-	(12,955)	-	-	-	-	-	(12,955)
Provisions established	(1,357)	(124,968)	(136,778)	(34,373)	(248,937)	(2,808)	(2,601)	(551,822)
Total provisions and charge-offs	(1,357)	(137,923)	(136,778)	(34,373)	(248,937)	(2,808)	(2,601)	(564.777)
Provisions released	192	46,614	17,885	7,205	18,126	5,042	2,296	97,360
Recovery of loans previously charged off	-	8.978	17,054	6,543	35,565	-	-	68,140
Net charge to income	(1,165)	(82,331)	(101,839)	(20,625)	(195,246)	2,234	(305)	(399.277)

b) The detail of Charge-off of individually significant loans, is as follows:

	For the years ended December 31,
	2017	2016	2015
	MCh$	MCh$	MCh$

Charge-off of loans	51,978	47,605	50,656
Provision applied	(36,279)	(36,383)	(37,701)
Net charge offs of individually significant loans	15,699	11,222	12,955

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 30

PERSONNEL SALARIES AND EXPENSES

For the years ended December 31, 2017, 2016 and 2015, the composition of personnel salaries and expenses is as follows:

	For the years ended December 31,
	2017	2016	2015
	MCh$	MCh$	MCh$

Personnel compensation	250,962	249,703	233,707
Bonuses or gratifications	75,181	77,649	78,260
Stock-based benefits	2,752	331	66
Seniority compensation	26,120	26,263	34,012
Pension plans	2,039	(150)	431
Training expenses	2,867	2,835	3,186
Day care and kindergarten	2,505	3,072	2,992
Health funds	4,748	4,777	4,474
Welfare funds	896	806	754
Other personnel expenses	28,897	29,847	29,181
Total	396,967	395,133	387,063

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 31

ADMINISTRATIVE EXPENSES

For the years ended December 31, 2017, 2016 and 2015, the composition of the item is as follows:

	For the years ended December 31,
	2017	2016	2015
	MCh$	MCh$	MCh$

General administrative expenses	139,418	138,974	127,826
Maintenance and repair of property, plant and equipment	21,359	19,901	20,002
Office lease	26,136	28,098	27,472
Equipment lease	96	280	134
Insurance payments	3,354	3,842	3,656
Office supplies	6,862	5,747	6,232
IT and communication expenses	39,103	37,351	28,420
Heating, and other utilities	5,468	4,863	4,764
Security and valuables transport services	12,181	14,793	15,393
Representation and personnel travel expenses	4,262	5,440	4,590
Judicial and notarial expenses	974	952	2,103
Fees for technical reports and auditing	9,379	7,631	7,301
Other general administrative expenses	10,244	10,076	7,759
Outsourced services	57,400	55,757	60,913
Data processing	34,880	36,068	39,286
Products sale	-	-	226
Archive services	3,324	4,427	1,047
Valuation services	2,419	3,489	2,969
Outsourcing	6,878	5,404	7,275
Other	9,899	6,369	10,110
Board expenses	1,290	1,371	1,465
Marketing expenses	18,877	17,844	18,483
Taxes, payroll taxes, and contributions	13,118	12,467	11,844
Real estate taxes	1,443	1,435	1,813
Patents	1,646	1,618	1,589
Other taxes	24	93	3
Contributions to SBIF	10,005	9,321	8,439
Total	230,103	226,413	220,531

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 32

DEPRECIATION, AMORTIZATION, AND IMPAIRMENT

Depreciation, amortization and impairment charges for the years ended December 31, 2017, 2016 and 2015, are detailed below:

	For the years ended December 31,
	2017	2016	2015
	MCh$	MCh$	MCh$

Depreciation and amortization
Depreciation of property, plant, and equipment	(55,623)	(45,025)	(36,195)
Amortization of Intangible assets	(22,200)	(20,334)	(17,419)
Total depreciation and amortization	(77,823)	(65,359)	(53,614)
Impairment of property, plant, and equipment	(354)	(234)	(21)
Impairment of intangibles	(5,290)	-	-
Total	(83,467)	(65,593)	(53,635)

As of December 31, 2017, the equipment impairment totaled Ch$354 million(Ch$234 million as of December 31, 2016 and Ch$21 million as of December 31, 2015), mainly due to damages to ATMs. The intangible impairment totaled Ch$5,290 due to obsolescence of computer projects.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 33

OTHER OPERATING INCOME AND EXPENSES

a)	Other operating income is comprised of the following components:

	For the years ended December 31,
	2017	2016	2015
	MCh$	MCh$	MCh$

Income from assets received in lieu of payment	3,330	1,663	2,455

Income from sale of investments in other companies	-	-	617

Release of contingencies provisions (1)	29,903	-	-

Other income
Leases	264	519	708
Income from sale of property, plant and equipment (2)	23,229	2,017	381
Recovery of provisions for contingencies	-	-	-
Compensation from insurance companies due to damages	1,237	1,530	435
Other	4,053	698	1,843
Subtotal	28,783	4,764	3,367

Total	62,016	6,427	6,439

(1) In accordance with IAS 37, the Bank recorded contingencies provisions, which during 2017 were favorable to the Bank.

(2) Corresponds to legal cession of rights made by Bansa Santander S.A. which result in an income of Ch$20.663 million, as stated in Note N°25.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 33

OTHER OPERATING INCOME AND EXPENSES, continued

b) Other operating expenses are detailed as follows:

	For the years ended December 31,
	2017	2016	2015
	MCh$	MCh$	MCh$
Allowances and expenses for assets received in lieu of payment
Provision on assets received in lieu of payment	3,912	9,246	7,803
Expenses for maintenance of assets received in lieu of payment	1,679	2,170	2,397
Subtotal	5,591	11,416	10,200

Credit card expenses	3,070	3,636	4,624

Customer services	2,563	3,734	3,919

Other expenses
Operating charge-offs	1,607	6,146	5,359
Life insurance and general product insurance policies	23,475	18,393	11,225
Additional tax on expenses paid overseas	-	142	2,651
Provisions for contingencies	-	4,238	15,230
Retail association payment	912	-	-
Other	31,195	21,197	5,521
Subtotal	57,189	50,116	39,986

Total	68,413	68,902	58,729

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 34

TRANSACTIONS WITH RELATED PARTIES

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

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 34

TRANSACTIONS WITH RELATED PARTIES, continued

a)       Loans to related parties:

Below are loans and accounts receivable as well as contingent loans that correspond to related entities:

	As of December 31,
	2017				2016				2015
	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Loans and accounts receivable:
Commercial loans	80,076	771	3,947	7,793	81,687	533	4,595	7,100	77,388	565	5,841	1,963
Mortgage loans	-	-	18,796	-	-	-	18,046	-	-	-	20,559	-
Consumer loans	-	-	4,310	-	-	-	3,783	-	-	-	2,274	-
Loans and accounts receivable:	80,076	771	27,053	7,793	81,687	533	26,424	7,100	77,388	565	28,674	1,963

Allowance for loan losses	(209)	(9)	(177)	(18)	(209)	(35)	(87)	(34)	(213)	(190)	(62)	(20)
Net loans	79,867	762	26,876	7,775	81,478	498	26,337	7,066	77,175	375	28,612	1,943

Guarantees	361,452	-	23,868	7,164	434,141	-	23,636	5,486	499,803	-	25,493	1,632

Contingent loans:
Personal guarantees	-	-	-	-	-	-	-	-	-	-	-	-
Letters of credit	19,251	-	-	33	27,268	-	-	-	29,275	-	-	-
Guarantees	377,578	-	-	-	437,101	-	-	-	510,309	-	-	2
Contingent loans:	396,829	-	-	33	464,369	-	-	-	539,584	-	-	2

Allowance for contingent loans	(4)	-	-	1	(5)	-	-	-	(11)	-	-	-

Net contingent loans	396,825	-	-	34	464,364	-	-	-	539,573	-	-	2

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 34

TRANSACTIONS WITH RELATED PARTIES, continued

Loan activity to related parties during 2017, 2016 and 2015 is shown below:

	As of December 31,
	2017				2016				2015
	Companies of the Group	Associated companies	Key Personnel	Other	Companies of the Group	Associated companies	Key Personnel	Other	Companies of the Group	Associated companies	Key Personnel	Other

	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Opening balances as of January 1,	546,058	532	26,423	7,100	616,968	565	28,675	1,966	500,449	9,614	27,087	9,516
Loans granted	78,214	318	7,777	1,050	122,729	203	8,580	6,808	276,383	7	8,991	4,113
Loans payments	(147,366)	(79)	(7,149)	(324)	(193,189)	(236)	(10,832)	(1,674)	(159,864)	(9,056)	(7,403)	(11,663)

Total	476,906	771	27,051	7,826	546,508	532	26,423	7,100	616,968	565	28,675	1,966

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 34

TRANSACTIONS WITH RELATED PARTIES, continued

b)       Assets and liabilities with related parties

	As of December 31,
	2017				2016				2015
	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Assets
Cash and deposits in banks	74,949	-	-	-	187,701	-	-	-	23,578	-	-	-
Trading investments	-	-	-	-	-	-	-	-	-	-	-	-
Obligations under repurchase agreements Loans	-	-	-	-	-	-	-	-	-	-	-	-
Financial derivative contracts	545,028	86,011	-	-	742,851	33,433	-	-	771,774	24,773	-	-
Available for sale investments	-	-	-	-	-	-	-	-	-	-	-	-
Other assets	8,480	118,136	-	-	4,711	67,454	-	-	3,218	19,101	-	-

Liabilities
Deposits and other demand liabilities	24,776	25,805	2,470	221	6,988	7,141	2,883	630	9,987	8,535	2,454	1,373
Obligations under repurchase agreements Loans	50,945	-	-	-	56,167	-	-	-	12,006	-	-	-
Time deposits and other time liabilities	785,988	27,968	3,703	3,504	1,545,835	6,219	2,525	2,205	1,360,572	234	2,728	898
Financial derivative contracts	418,647	142,750	-	7,190	954,575	54,691	-	-	1,323,996	23,326	-	-
Interbank borrowing	-	-	-	-	6,165	-	-	-	-	-	-	-
Issued debt instruments	482,626	-	-	-	484,548	-	-	-	398,565	-	-	-
Other financial liabilities	4,919	-	-	-	8,970	-	-	-	2,409	-	-	-
Other liabilities	164,303	58,168	-	-	446	44,329	-	-	376	19,541	-	-

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 34

TRANSACTIONS WITH RELATED PARTIES, continued

c)	Income (expense) recorded due to transactions with related parties

	For the years ended December 31,
	2017				2016				2015
	Companies of the Group	Associated Companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated Companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Income (expense) recorded
Interest income and inflation-indexation adjustments	(43,892)	-	1,051	-	(39,279)	40	1,164	115	(10,986)	-	1,664	116
Fee and commission income and expenses	72,273	15,404	224	1	56,952	22,322	204	20	35,955	77	208	39
Net income (expense) from financial operations and net foreign exchange gain (loss) (*)	363,108	(48,453)	(3)	19	(343,963)	(48,373)	(88)	2	(321,985)	(16,845)	15	6
Other operating income and expenses	21,670	(1,454)	-	-	931	(2,239)	-	-	955	(1,027)	-	-
Key personnel compensation and expenses	-	-	(43,037)	-	-	-	(37,328)	-	-	-	(39,323)	-
Administrative and other expenses	(48,246)	(47,220)	-	-	(35,554)	(43,115)	-	-	(30,591)	(41,691)	-	-

Total	364,913	(81,723)	(41,765)	20	(360,913)	(71,365)	(36,048)	137	(326,652)	(59,486)	(37,436)	161

(*) Primarily relates to derivative contracts used to financially cover exchange risk of assets and liabilities that cover positions of the Bank and its subsidiaries.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 34

TRANSACTIONS WITH RELATED PARTIES, continued

d)	Payments to Board members and key management personnel

The compensation received by key management personnel, including Board members and all the executives holding manager positions shown in the “Personnel salaries and expenses” and/or “Administrative expenses” items of the Consolidated Statement of Income, corresponds to the following categories:

	For the years ended December 31,
	2017	2016	2015
	MCh$	MCh$	MCh$

Personnel compensation	16,863	17,493	18,605
Board members’ salaries and expenses	1,199	1,269	1,374
Bonuses or gratifications	16,057	14,404	12,861
Compensation in stock	1,923	331	66
Training expenses	68	161	122
Seniority compensation	3,842	2,619	4,154
Health funds	273	285	314
Other personnel expenses	773	916	1,396
Pension plans (*)	2,039	(150)	431
Total	43,037	37,328	39,323

(*)Some of the executives that qualified for this benefit left the Group for different reasons, without complying with the requirements to receive the benefit, therefore the obligation amount decreased, which generated the reversal of provisions.

e)	Composition of key personnel

As of December 31, 2017, 2016 and 2015, the composition of the Bank’s key personnel is as follows:

Position	No. of executives
	As of December 31,
	2017	2016	2015

Director	11	13	12
Division manager	13	17	16
Department manager	63	76	79
Manager	46	61	53

Total key personnel	133	167	160

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 35

PENSION PLANS

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

Plan Assets owned by the Bank at the end of 2017 totaled Ch$7,919 million (Ch$6,612 million in 2016).

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

Actuarial hypothesis assumptions:

Actuarial assumptions with respect to demographic and financial variables are non-biased and mutually compatible with each other. The most significant actuarial hypotheses considered in the calculations were:

	Plans post- employment	Plans post- employment
	2017	2016

Mortality chart	RV-2014	RV-2014/CB-2014
Termination of contract rates	5.0%	5.0%
Impairment chart	PDT 1985	PDT 1985

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 35

PENSION PLANS, continued

Activity for post-employment benefits is as follows:

	As of December 31,
	2017	2016
	MCh$	MCh$
Plan assets	7,919	6,612
Commitments for defined-benefit plans
For active personnel	(6,998)	(4,975)
Incurred by inactive personnel	-	-
Minus:
Unrealized actuarial (gain) losses	-	-
Balances at year end	921	1,637

Year’s cash flow for post-employment benefits is as follows:

	For the years ended December 31,
	2017	2016	2015
	MCh$	MCh$	MCh$

a) Fair value of plan assets
Opening balance	6,612	6,945	6,495
Expected yield of insurance contracts	307	335	432
Employer contributions	1,931	886	18
Actuarial (gain) losses	-	-	-
Premiums paid	-	-	-
Benefits paid	(931)	(1,554)	-
Fair value of plan assets at year end	7,919	6,612	6,945
b) Present value of obligations
Present value of obligations opening balance	(4,975)	(5,070)	(4,639)
Net incorporation of Group companies	-	-	-
Service cost	(2,039)	150	(431)
Interest cost	-	-	-
Curtailment/settlement effect	-	-	-
Benefits paid	-	-	-
Past service cost	-	-	-
Actuarial (gain) losses	-	-	-
Other	16	(55)	-
Present value of obligations at year end	(6,998)	(4,975)	(5,070)
Net balance at year end	921	1,637	1,875

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 35

PENSION PLANS, continued

Plan expected profit:

	As of December 31,
	2017	2016	2015

Type of expected yield from the plan’s assets	UF + 2.50% annual	UF + 2.50% annual	UF + 2.50% annual
Type of yield expected from the reimbursement rights	UF + 2.50% annual	UF + 2.50% annual	UF + 2.50% annual

Plan associated expenses:

	For the years ended December 31,
	2017	2016	2015
	MCh$	MCh$	MCh$

Current period service expenses	2,039	(150)	431
Interest cost	-	-	-
Expected yield from plan’s assets	(307)	(335)	(432)
Expected yield of insurance contracts linked to the Plan:
Extraordinary allocations	-	-	-
Actuarial (gain)/ losses recorded in the period	-	-	-
Past service cost	-	-	-
Other	-	-	-
Total	1,732	(485)	(1)

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 36

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

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

Except as detailed in the following table, management considers that the carrying amounts of financial assets and financial liabilities recognised in the consolidated financial statements approximate their fair values.

Determination of fair value of financial instruments

Below is a comparison between the value at which the Bank’s financial assets and liabilities are recorded and their fair value as of December 31, 2017 and 2016:

	As of December 31,
	2017		2016
	Book value	Fair value	Book value	Fair value
	MCh$	MCh$	MCh$	MCh$

Assets
Trading investments	485,736	485,736	396,987	396,987
Financial derivative contracts	2,238,647	2,238,647	2,500,782	2,500,782
Loans and accounts receivable from customers and interbank loans, net	26,934,757	28,518,929	26,415,826	29,976,931
Available for sale investments	2,574,546	2,574,546	3,388,906	3,388,906
Guarantee deposits (margin accounts)	323,767	323,767	396,289	396,289

Liabilities
Deposits and interbank borrowings	21,380,468	20,887,959	22,607,392	22,833,009
Financial derivative contracts	2,139,488	2,139,488	2,292,161	2,292,161
Issued debt instruments and other financial liabilities	7,335,683	7,487,591	7,566,388	8,180,322
Guarantees received (margin accounts)	408,313	408,313	480,926	480,926

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

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 36

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

b)	Loans and accounts receivable from customers and interbank loans

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

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 36

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

The hierarchy level within which the fair value measurement is categorized in its entirety is determined based on the lowest level of input that is significant to the fair value measurement in its entirety.

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

Financial instruments at fair value and determined by quotations published in active markets (Level 1) include:

-	Chilean Government and Department of Treasury bonds

-	U.S. Treasury Bonds

Instruments which cannot be 100% observable in the market are valued according to other inputs observable in the market (Level 2).

The following financial instruments are classified under Level 2:

Type of financial instrument	Model used in valuation	Description of unobservable inputs
• Mortgage and private bonds	Present Value of Cash Flows Model

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

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

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

The following table presents the assets and liabilities that are measured at fair value on a recurrent basis, as of December 31, 2017 and 2016:

	Fair value measurement
As of December 31,	2017	Level 1	Level 2	Level 3
	MCh$	MCh$	MCh$	MCh$

Assets
Trading investments	485,736	481,642	4,094	-
Available for sale investments	2,574,546	2,549,226	24,674	646
Derivatives	2,238,647	-	2,216,306	22,341
Guarantee deposits (margin accounts)	323,767	323,767	-	-
Total	5,622,696	3,354,635	2,245,074	22,987

Liabilities
Derivatives	2,139,488	-	2,139,481	7
Guarantees received (margin accounts)	408,313	408,313	-	-
Total	2,547,801	408,313	2,139,481	7

	Fair value measurement
As of December 31,	2016	Level 1	Level 2	Level 3
	MCh$	MCh$	MCh$	MCh$

Assets
Trading investments	396,987	396,011	976	-
Available for sale investments	3,388,906	2,471,439	916,808	659
Derivatives	2,500,782	-	2,461,407	39,375
Guarantee deposits (margin accounts)	396,289	396,289	-	-
Total	6,682,964	3,263,739	3,379,191	40,034

Liabilities
Derivatives	2,292,161	-	2,292,118	43
Guarantees received (margin accounts)	480,926	480,926	-	-
Total	2,773,087	480,926	2,292,118	43

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 36

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

The following table presents assets or liabilities which are not measured at fair value in the statement of financial position but for which the fair value is disclosed, as of December 31, 2017 and 2016:

	Fair value measurement
As of December 31,	2017	Level 1	Level 2	Level 3
	MCh$	MCh$	MCh$	MCh$
Assets
Loans and accounts receivable from customers and interbank loans, net	28,518,929	-	-	28,518,929
Total	28,518,929	-	-	28,518,929
Liabilities
Deposits and interbank borrowings	20,887,959	-	20,887,959	-
Issued debt instruments and other financial liabilities	7,487,591	-	7,487,591	-
Total	28,375,550	-	28,375,550	-

	Fair value measurement
As of December 31,	2016	Level 1	Level 2	Level 3
	MCh$	MCh$	MCh$	MCh$

Assets
Loans and accounts receivable from customers and interbank loans, net	29,976,931	-	-	29,976,931
Total	29,976,931	-	-	29,976,931
Liabilities
Deposits and interbank borrowings	22,833,009	-	22,833,009	-
Issued debt instruments and other financial liabilities	8,180,322	-	8,180,322	-
Total	31,013,331	-	31,013,331	-

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

The valuation techniques used to estimate each level are defined in note 1.h.i)

There were no transfer between levels 1 and 2 for the year ended December 31, 2017 and 2016.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 36

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

The table below shows the effect, at December 31, 2017 and 2016, on the fair value of the main financial instruments classified as Level 3 of a reasonable change in the assumptions used in the valuation. This effect was determined by a sensitivity analysis under a 1bp scenario, detailed in the following table:

As of December 31, 2017
Instrument Level 3	Valuation technique	Main unobservable inputs	Impacts (in MCh$) Sens. -1bp Unfavorable scenario	Impacts (in MCh$) Sens. +1bp Favorable scenario
Derivatives	Present Value method	Curves on TAB (1)	(1.3)	1.3
Available for sale investments	Internal rate of return method	BR UF (2)	-	-

As of December 31, 2016
Instrument Level 3	Valuation technique	Main unobservable inputs	Impacts (in MCh$) Sens. -1bp Unfavorable scenario	Impacts (in MCh$) Sens. +1bp Favorable scenario
Derivatives	Present Value method	Curves on TAB (1)	(12.30)	12.30
Available for sale investments	Internal rate of return method	BR UF (2)	-	-

(1)	TAB: “Tasa Activa Bancaria” (Active Bank Rate). Average interest rates on 30, 90, 180 and 360 day deposits published by the Chilean Association of Banks and Financial Institutions (ABIF) in nominal currency (Chilean peso) and in real terms, adjusted for inflation (in Chilean unit of account (Unidad de Fomento - UF)).

(2)	BR: “Bonos de Reconocimiento” (Recognition Bonds). The Recognition Bond is an instrument of money provided by the State of Chile to workers who joined the new pension system, which began operating since 1981.

The following table presents the Bank’s activity for assets and liabilities measured at fair value on a recurrent basis using unobserved significant inputs (Level 3) as of December 31, 2017 and 2016:

	Assets	Liabilities
	MCh$	MCh$

As of January 1, 2017	79,181	43

Total realized and unrealized profits (losses)
Included in statement of income	(17,035)	(36)
Included in other comprehensive income	(12)	-
Purchases, issuances, and loans (net)	-	-

As of December 31, 2017	62,134	7

Total profits or losses included in comprehensive income for 2017 that are attributable to change in unrealized profit (losses) related to assets or liabilities as of December 31, 2016	(17,047)	(36)

	Assets	Liabilities
	MCh$	MCh$

As of January 1, 2016	39,913	-

Total realized and unrealized profits (losses)
Included in statement of income	39,376	43
Included in other comprehensive income	(108)	-
Purchases, issuances, and loans (net)	-	-

As of December 31, 2016	79,181	43

Total profits or losses included in comprehensive income for 2016 that are attributable to change in unrealized profit (losses) related to assets or liabilities as of December 31, 2015	39,268	43

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 36

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

The realized and unrealized profits (losses) included in comprehensive income for 2017 and 2016, in the assets and liabilities measured at fair value on a recurrent basis through unobservable market data (Level 3) are recorded in the Statement of Comprehensive Income.

The potential effect as of December 31, 2017 and 2016 on the valuation of assets and liabilities valued at fair value on a recurrent basis through unobservable significant inputs (level 3), generated by changes in the principal assumptions if other reasonably possible assumptions that are less or more favorable were used, is not considered by the Bank to be significant.

The following tables show the financial instruments subject to compensation in accordance with IAS 32, for 2017 and 2016:

As of December 2017

	Linked financial instruments, compensated in balance
Financial instruments	Gross amounts	Compensated in balance	Net amount presented in balance	Remains of unrelated and / or unencumbered financial instruments	Amount in Statements of Financial Position
Assets	Ch$ Million	Ch$ Million	Ch$ Million	Ch$ Million
Financial derivative contracts	2,029,657	-	2,029,657	208,990	2,238,647
Investments under resale agreements	-	-	-	-	-
Loans and accounts receivable from customers, and Interbank loans, net	-	-	-	26,934,757	26,934,757
Total	2,029,657	-	2,029,657	27,143,747	29,173,404
Liabilities
Financial derivative contracts	1,927,654	-	1,927,654	211,834	2,139,488
Investments under resale agreements	268,061	-	268,061	-	268,061
Deposits and interbank borrowings	-	-	-	21,380,467	21,380,467
Total	2,195,715	-	2,195,715	21,592,301	23,788,016
As of December 2016 Linked financial instruments, compensated in balance
Financial instruments	Gross amounts	Compensated in balance	Net amount presented in balance	Remains of unrelated and / or unencumbered financial instruments	Amount in Statements of Financial Position
Assets	Ch$ Million	Ch$ Million	Ch$ Million	Ch$ Million
Financial derivative contracts	2,237,731	-	2,237,731	263,051	2,500,782
Obligations under repurchase agreements	6,736	-	6,736	-	6,736
Loans and accounts receivable from customers, and Interbank loans, net	-	-	-	26,415,826	26,415,826
Total	2,244,467	-	2,244,467	26,678,877	28,923,344
Liabilities
Financial derivative contracts	2,100,955	-	2,100,955	191,206	2,292,161
Investments under resale agreements	212,437	-	212,437	-	212,437
Deposits and interbank borrowings	-	-	-	22,607,392	22,607,392
Total	2,313,392	-	2,313,392	22,798,598	25,111,990

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 36

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

The Bank, in order to reduce its credit exposure in its financial derivative operations, has entered into collateral contracts with its counterparties, in which it establishes the terms and conditions under which they operate. In terms collateral (received/delivered) operates when the net of the fair value of the financial instruments held exceed the thresholds defined in the respective contracts.

	As of December 31, 2017		As of December 31, 2016
Financial derivative contracts	Assets	Liability	Assets	Liability
	MM$	MM$	MM$	MM$

Financial derivative contracts with collateral agreement threshold equal to zero	1,898,220	1,773,471	2,134,917	1,986,345
Financial derivative contracts with non-zero threshold collateral agreement	221,030	316,840	233,945	238,450
Financial derivative contracts without collateral agreement	119,397	49,177	131,920	67,366
Total	2,238,647	2,139,488	2,500,782	2,292,161

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 37

RISK MANAGEMENT

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

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 37

RISK MANAGEMENT, continued

B. Audit Committee

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

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 37

RISK MANAGEMENT, continued

Credit risk

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

In Note 9 h), we present our net exposure to credit risk at December 31, 2017 and 2016.

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

Santander-Chile’s governance rules have established the existence of the Risk Committee. This committee is responsible for revising and following all risks that may affect us, including reputational risk, allowing for an integral risk management. This committee serves as the governing body through which the Board supervises all risk functions. It also evaluates the reasonability of the systems for measurement and control of risks. This Committee includes the Chairman of the Board and five Board members.

The Board has delegated the duty of credit risk management to the Risk Committee, as well as to the Bank’s risk departments, whose roles are summarized below:

•	Verify compliance with the strategic objectives of the group, depending on both assumed and potential risk, and alerting management to such risks.

•	Propose the primary metrics for risk appetite framework.

•	Review the level of compliance with regulatory provisions and recommendations issued by the Local and External Supervisors, ensuring their implementation on the stipulated dates.

•	Analyze with a comprehensive vision, the map of recommendations and incidents formulated by the different control instances (SBIF, DAI and External Audit) in order to identify the main risks involved.

•	Review the risk benchmark analysis, and from its results, identify and propose "best practices" or corrective / preventive actions, ensuring their proper implementation.

•	Review the adequate management of risks by the management areas, formulating where appropriate, the mitigation actions in accordance with the policies approved by the Board.

•	Monitoring, analysis and control of the limits defined in the Risk Framework (basic and complementary metrics) and the key credit risk indicators of each zone, segment or product, identifying possible sources of concern.

•	Analyze the relevant aspects of the risk (exogenous variables), which could eventually materialize in possible losses for the business (emerging risks).

•	Analyze and propose eventual changes in the policies and procedures used by the Bank for the administration, control and management of risks, when inconsistencies or vulnerabilities are verified.

•	Encourage compliance by the Bank with the best corporate governance practices in risk management. Pre-review the documents of type 0 and 1 (Frames and Models) that were defined in the Approval Hierarchy model, which must then be approved in the Directory.

•	Perform, according to the calendar proposed by the Risk Department or on request, the sectoral analyzes considered relevant.

•	Review of risks in terms of Risk Compliance and Reputational Risk

•	Any other task that the Board deems necessary.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 37

RISK MANAGEMENT, continued

The following diagram illustrates the governance of our credit risk division including the committees with approval power:

Role of Santander Spain’s Global Risk Department: Credit Risk

In matters regarding Credit Risk, Santander Spain’s Global Risk Department has the following role:

·	All credit risks greater than U.S.$40 million (U.S.$60 million for financial institutions), after being approved locally, are reviewed by Santander Spain. This additional review ensures that no global exposure limit is being breached.

·	In standardized risks, the consumer and mortgage scoring models are developed locally but are reviewed and approved by Santander Spain’s Global Risk Department.

·	For each scoring model, a monthly Risk Report is prepared, which is reviewed locally and is also sent to Santander Spain’s Global Risk Department. This report includes the evolution of basic credit risk parameters such as loan amounts, non-performance, charge-offs and provisions.

·	Monthly, the Controller of the Risk Department sends a report to Santander Spain’s Global Risk Department covering all the main indicators regarding credit risk and the evolution of credit risk as compared to the budgeted levels.

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

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 37

RISK MANAGEMENT, continued

Loans analyzed on an individual basis

For loans that are greater than Ch$400 million (US$648,455), the Bank uses internal models to assign a risk category level to each borrower and its respective loans. We consider the following risk factors: industry or sector of the borrower, the borrower’s competitive position in its markets, owners or managers of the borrower, the borrower’s financial situation, the borrower’s payment capacity and the borrower’s payment behavior to calculate the estimated incurred loan loss. Through these categories, we differentiate the normal loan portfolio from the impaired one.

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

In accordance with such policy, every year we update appraisals of fair value of collateral before the end of the 24 month period for certain customers and such updated appraisals are considered in the calculation of the allowance for loan losses. The number of updated appraisals performed in 2015 was 43, in 2016 was 142 and 2017 it was 140, and such updated appraisals were performed mainly because of changes in customer conditions (renegotiation deterioration of financial situation increase in credit line).

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

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 37

RISK MANAGEMENT, continued

Allowances are established using these models, taking into account the historical impairment and other known circumstances at the time of evaluation. After this, a historical loss rate is assigned to each portfolio profile constituting each segment. The method for assigning a profile is established based on a statistical building method, establishing a relation through a logistic regression various variables, such as payment behavior in the Bank, payment behavior outside the Bank, various socio-demographic data, among others, and a response variable that determines a client’s risk level, which in this case is 90 days of non-performance. Afterwards, common profiles are established related to a logical order and with differentiate default rates, applying the real historical loss the Bank has had with that portfolio.

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

At the same time during September 2017, and as part of the normal process of updating the provisioning model for loans analyzed on a group basis, the Bank recalibrated these models, incorporating a greater historical depth, including a recession period, thus strengthening the parameters of probability of default and loss given default.

This update did not generate significant differences at the level of the total balance of loan loss allowances for credit risk, although it did imply an increase in the provisions associated with commercial and mortgage loans and a decrease in the provisions associated with consumer loans. These improvements, in accordance with IAS 8, are considered as a change in an estimate and its effect was therefore recorded in the Consolidated Statement of Income for the year. For a description of the impact this re-calibration had on provision expense related to our consumer loans, residential mortgage loans and commercial loans analyzed on a group basis, please see “Item 5. Operating and Financial Review and Prospects— A. Operating Results-Provision for loan losses”.

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

The following diagrams set forth the allowances required by our current models for consumer loans:

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 37

RISK MANAGEMENT, continued

Santander:

Bank	Loan type		Allowance Level(1) (Loss rate)
	Performing	New clients	Existing clients	Banefe (3)
		0.53% -19.75%	0.05%-11.92%	0.13%-18.67%

Renegotiated consumer loans which were less than 90 days past due at the time of renegotiation (2)	3.66%-30.40%	10.19%-43.71%

Consumer	Renegotiated consumer loans which were more than 90 days past due at the time of renegotiation (2)	41.50%-100%	51,11%-100%

	Days Past Due	New Clients	Existing Clients	Previously Renegotiated Bank	Previously Renegotiated Banefe (3)
	90-120	31.78%	31.78%	41.50%	51.11%
Non-performing	120-150	51.17%	51.17%	60.15%	66.65%
	150-180	59.98%	59.98%	68.86%	78.50%
	>180			Charged-off

__________________

1.	Percentage of loans outstanding

2.	This category relates only to loans which were renegotiated and were less than 90 days past due at the time of renegotiation, migrating from such category as they reached 90 days past due since renegotiation.

There are two renegotiated categories in our consumer loan portfolio:

1.	Renegotiated Consumer which were less than 90 days past due at the time of renegotiation. The allowance for loan loss percentages (or loss rates) are assigned based on eight different risk profiles which are determined based on demographic and payment behavior variables.

2.	Renegotiated Consumer which were more than 90 days past due at the time of renegotiation The loss rates are assigned based on four different risk profiles which are determined based on the number of days overdue at the time of renegotiation:

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

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 37

RISK MANAGEMENT, continued

The risk categories are such that when a customer has a past-due balance or has missed some payments, the outcome is that the customer will move to a different risk category with a higher loss rate, therefore capturing current trends of the customer and, in the aggregate, current trends in the market.

In order to calculate the estimated incurred loan loss for all commercial loans collectively evaluated for impairment, the Bank sub-divided the portfolio in the following way:

Loan type		Allowance Level(1) (Loss rate)
Commercial loans analyzed on a group basis	Performing	Commercial loan to individuals w/o mortgage collateral	Commercial loan to individuals with mortgage collateral	Small Enterprise	Mid-sized Enterprise
		0.87% -15.70%	0.03%-3.98%	0.21%-14.39%	0.14%-7.31

	Renegotiated commercial loans which were less than 90 days past due at the time of renegotiation (2)	loan w/o mortgage collateral 2.93%-20.65%			loan with mortgage collateral 1.17%-8.25%

	Renegotiated commercial loans which were more than 90 days past due at the time of renegotiation (2)	Days Past Due when renegotiated	Commercial loan to individuals w/o mortgage collateral	Commercial loan to individuals with mortgage collateral	Small Enterprise	Mid-sized Enterprise
		90-179	41.69%	12.15%	30.95%	18.93%
		180-359	67.31%	23.42%	64.47%	51.86%
		360-719	75.69%	34.65%	70.15%	63.12%
		>720	83.82%	46.25%	74.53%	72.87%

	Non-performing consumer	Days Past Due	Commercial loan to individuals w/o mortgage collateral	Commercial loan to individuals with mortgage collateral	Small Enterprise	Mid-sized Enterprise	Previously renegotiated
		90-179	41.69%	12.15%	30.95%	18.93%	18.93%
		180-359	67.31%	23.42%	64.47%	51.86%	51.86%
		360-719	75.69%	34.65%	70.15%	63.12%	63.12%
		>720	83.82%	46.25%	74.53%	72.87%	72.87%

__________________

(1)	Percentage of loans outstanding

(2)	This category relates only to loans which were renegotiated and were less than 90 days past due at the time of renegotiation, migrating from such category as they reached 90 days past due since renegotiation.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 37

RISK MANAGEMENT, continued

Allowances for residential mortgage loans

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

The following table sets forth the required loan loss allowance for residential mortgage loans:

Bank	Loan type	Allowance Level(1) (Loss rate)

Residential mortgage	Performing	Bank (excl Select)		Santander Select
		0.00%-5.18%		0.00%-3.88%

	Renegotiated mortgage loans which were less than 90 days past due at the time of renegotiation (2)	0.16%-8.37%

	Renegotiated mortgage loans which were more than 90 days past due at the time of renegotiation (2)	5.58%-26.25%

	Non-performing mortgage	Loan to Value
		0-60	5.58%
		60-80	8.48%
		80-90	11.93%
		>90	16.25%

__________________

1.	Percentage of loans outstanding

2.	This category relates only to loans which were renegotiated and were less than 90 days past due at the time of renegotiation, migrating from such category as they reached 90 days past due since renegotiation.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 37

RISK MANAGEMENT, continued

The following table shows quality assets and its related provision, based on our internal scoring policy as of December 31, 2017 and 2016:

	As of December 31,
Category	2017				2016
Commercial Portfolio	Individual	Percentage	Allowance	Percentage	Individual	Percentage	Allowance	Percentage
	MCh$	%	MCh$	%	MCh$	%	MCh$	%

A1	1,051,072	3.79%	827	0.10%	1,599,311	5.88%	923	0.12%
A2	5,957,305	21.49%	18,514	2.34%	6,437,930	23.67%	23,757	3.00%
A3	2,176,779	7.85%	27,894	3.53%	2,030,867	7.46%	29,668	3.75%
B	539,074	1.94%	32,089	4.06%	538,909	1.98%	40,545	5.13%
C1	145,033	0.52%	2,604	0.33%	121,893	0.45%	2,176	0.28%
C2	56,871	0.21%	5,104	0.65%	51,034	0.19%	4,555	0.58%
C3	39,825	0.14%	8,935	1.13%	49,901	0.18%	11,136	1.41%
C4	53,261	0.19%	19,120	2.42%	64,118	0.24%	22,894	2.90%
D1	71,896	0.26%	41,941	5.30%	73,462	0.27%	42,625	5.39%
D2	77,048	0.28%	62,234	7.87%	89,857	0.33%	72,192	9.13%
Subtotal	10,168,164	36.67%	219,262	27.73%	11,057,282	40.65%	250,471	31.69%

	Group	Percentage	Allowance	Percentage	Group	Percentage	Allowance	Percentage
	MCh$	%	MCh$	%	MCh$	%	MCh$	%
Commercial
Normal portfolio	3,488,633	12.58%	58,728	7.42%	2,741,858	10.08%	58,453	7.39%
Impaired portfolio	414,530	1.50%	160,345	20.27%	341,132	1.25%	124,653	15.76%
Subtotal	3,903,163	14.08%	219,073	27.69%	3,082,990	11.33%	183,106	23.15%
Mortgage
Normal portfolio	8,634,351	31.14%	20,174	2.55%	8,221,666	30.22%	23,699	3.00%
Impaired portfolio	462,544	1.67%	48,892	6.17%	397,688	1.46%	33,310	4.21%
Subtotal	9,096,895	32.81%	69,066	8.72%	8,619,354	31.68%	57,009	7.21%
Consumer
Normal portfolio	4,230,567	15.26%	114,099	14.42%	4,158,221	15.28%	147,979	18.72%
Impaired portfolio	327,125	1.18%	169,657	21.44%	288,584	1.06%	152,040	19.23%
Subtotal	4,557,692	16.44%	283,756	35.86%	4,446,805	16.34%	300,019	37.95%
Total	27,725,914	100.00%	791,157	100.00%	27,206,431	100.00%	790,605	100.00%

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

See credit quality of loans above.

In relation to the credit quality of the investment portfolio, local regulations specify that banks are able to hold only local and foreign fixed–income securities except in certain cases. Additionally, Banco Santander Chile has internal policies to ensure that only securities approved by the Market Risk department, which are stated in the documents “APS” – Products and underlying Approval, are acquired. The Credit Risk Department sets the exposure limits to those approved APS’s . The APS is updated on daily basis.

As of December 31, 2017 and 2016, 99% and 76% respectively of our total investment portfolio correspond to securities issued by the Chilean Central Bank and US treasury notes.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 37

RISK MANAGEMENT, continued

Maximum exposure to credit risk

Financial assets and off-balance sheet commitments

For financial assets recognised in the Consolidated Statement of Financial Position, maximum credit risk exposure equals their carrying value. Below is the distribution by financial asset and off-balance sheet commitments of the Bank’s maximum exposure to credit risk as of December 31, 2017 and 2016, without deduction of collateral, security interests or credit improvements received:

		As of December 31,
		2017	2016
		Amount of exposure	Amount of exposure
	Note	MCh$	MCh$

Deposits in banks	4	839,561	1,709,071
Cash items in process of collection	4	668,145	495,283
Trading investments	5	485,736	396,987
Investments under resale agreements	6	-	6,736
Financial derivative contracts	7	2,238,647	2,500,782
Loans and accounts receivable from customers and interbank loans, net	8 and 9	26,934,757	26,415,826
Available for sale investments	10	2,574,546	3,388,906

Off-balance commitments:
Letters of credit issued		201,699	158,800
Foreign letters of credit confirmed		75,499	57,686
Guarantees		1,823,793	1,752,610
Available credit lines		8,135,489	7,548,820
Personal guarantees		81,577	125,050
Other irrevocable credit commitments		260,691	260,266
Total		44,320,140	44,816,823

Foreign derivative contracts

As of December 31, 2017, the Bank’s foreign exposure -including counterparty risk in the derivative instruments’ portfolio- was USD 2,090 million or 4.27% of assets. In the table below, exposure to derivative instruments is calculated by using the equivalent credit risk; which equals the replacement carrying amount plus the maximum potential value, considering the cash collateral that minimizes exposure.

Below, there are additional details regarding our exposure for those countries classified above 1 and represents our majority of exposure to categories other than 1. Below we detail as of December 31, 2017, considering fair value of derivative instruments.

Country	Classification	Derivative Instruments (adjusted to market) USD MCh$	Deposits USD MCh$	Loans USD MCh$	Financial investments USD MCh$	Total Exposure USD MCh$
Bolivia	3	0.00	0.00	0.06	0.00	0.06
China	2	0.00	0.00	243.95	0.00	243.95
Italy	2	0.00	2.38	0.78	0.00	3.16
México	2	0.00	0.01	0.00	0.00	0.01
Panamá	2	0.63	0.00	0.00	0.00	0.63
Perú	2	3.38	0.00	0.00	0.00	3.38
Thailand	2	0.00	0.00	0.31	0.00	0.31
Turkey	3	0.00	0.00	9.49	0.00	9.49
Total		4.01	2.39	254.59	0.00	260.99

The total amount of this exposure to derivative instruments must be compensated daily with collateral and, therefore, the net credit exposure is USD 0.00.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 37

RISK MANAGEMENT, continued

Our exposure to Spain within the group is as follows:

Counterpart	Country	Classification	Derivative instruments (market adjusted) MUSD	Deposits MUSD	Loans MUSD	Financial Investments MUSD	Exposure Exposure MUSD
Banco Santander España (*)	Spain	1	9.74	118.26	-	-	128.00

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

Below is the detail of security interests, collateral, or credit improvements provided to the Bank as of December 31, 2017 and 2016.

	As of December 31,
	2017	2016
	MCh$	MCh$
Non-impaired financial assets:
Properties/mortgages	19,508,151	17,560,550
Investments and others	2,108,962	2,326,396
Impaired financial assets:
Properties/ mortgages	152,252	186,297
Investments and others	1,087	2,064
Total	21,770,452	20,075,307

Credit risk mitigation techniques

The Bank applies various methods of reducing credit risk, depending on the type of customer and product. As we shall see, some of these methods are specific to a particular type of transaction (e.g. real estate guarantees) while others apply to groups of transactions (e.g. netting and collateral arrangements).

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 37

RISK MANAGEMENT, continued

Collateral

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

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 37

RISK MANAGEMENT, continued

Assets Received in Lieu of Payment

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

At December 31, 2017, assets received or awarded in lieu of payment amounted to Ch$44,264 million (gross amount: Ch$45,704 million ; allowance: Ch$1,440 million).

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

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 37

RISK MANAGEMENT, continued

Liquidity management seeks to ensure that, even under adverse conditions, we have access to the funds necessary to cover client needs, maturing liabilities and capital requirements. Liquidity risk arises in the general funding for our financing, trading and investment activities. It includes the risk of unexpected increases in the cost of funding the portfolio of assets at appropriate maturities and rates, the risk of being unable to liquidate a position in a timely manner at a reasonable price and the risk that we will be required to repay liabilities earlier than anticipated.

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

	As of December 31,
	2017	2016
	MCh$	MCh$
Financial investments for trading	485,736	396,987
Available for sale investments	2,574,546	3,388,906
Encumbered assets (net) (1)	(268,330)	(205,703)
Net cash (2)	(37,628)	16,259
Net Interbank deposits (3)	768,595	1,335,017
Total liquidity portfolio	3,522,919	4,931,466

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

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 37

RISK MANAGEMENT, continued

Exposure to liquidity risk

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

The following table displays the actual derived percentages as calculated per above:

	As of December 31,
	2017%	2016%
30 days	(48.00)	(15.00)
30 days foreign currency	(22.00)	21.00
90 days	(51.00)	(37.00)

Below, is the breakdown by maturity, of the liability balances of the Bank as of December 31, 2017 and 2016:

	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Subtotal up to 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Subtotal after 1 year	Total
As of December 31, 2017	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$
Obligations under repurchase agreements	-	268,061	-	-	268,061	-	-	-	-	268,061
Checking accounts, time deposits and other time liabilities	8,376,371	5,120,171	4,201,271	2,299,018	19,996,831	106,833	2,811	62,362	172,006	20,168,837
Financial derivatives contracts	-	144,410	196,444	356,288	697,142	378,582	358,358	705.406	1,442,346	2,139,488
Interbank borrowings	4,130	46,013	397,419	1,030,241	1,477,803	220,554	-	-	220,554	1,698,357
Issue debt instruments	-	21,043	55,119	274,239	350,401	1,727,571	2,104,771	2,910,910	6,743,252	7,093,653
Other financial liabilities	177,663	701	2,583	31,879	212,826	27,581	404	1,219	29,204	242,030
Subtotal	8,558,164	5,600,399	4,852,836	3,991,665	23,003,064	2,461,121	2,466,344	3,679,897	8,607,362	31,610,426
Contractual interest payments	4,403	45,465	117,779	462,579	630,226	808,502	776,796	1,147,553	2,732,851	3,363,077
Total	8,562,567	5,645,864	4,970,615	4,454,244	23,633,290	3,269,623	3,243,140	4,827,450	11,340,213	34,973,503

3

As of December 31, 2017, the scheduled maturities of other commercial commitments, including accrued interest, were as follows:

Other Commercial Commitments	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 5 years	More than 5 years	Total
(in millions of Ch$)
Guarantees	514,510	244,543	835,030	208,479	21,231	1,823,793
Confirmed foreign letters of credit	16,681	33,513	21,277	4,028	-	75,499
Letters of credit issued	12,367	115,720	43,029	30,554	29	201,699
Pledges and other commercial commitments	16,028	13,382	47,288	4,880	-	81,578
Total other commercial commitments	559,586	407,158	946,624	247,941	21,260	2,182,569

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

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

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 37

RISK MANAGEMENT, continued

The ALCO has the general responsibility for the market risk. The Bank’s risk/finance department is responsible for formulating detailed management policies and applying them to the Bank’s operations, in conformity with the guidelines adopted by the ALCO and the Global Risk Department of Banco Santander Spain.

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

The Bank does not calculate three separate VaRs. Only one VaR is calculated for the entire trading portfolio which, in addition, is separated into risk types. The VaR program carries out a historical simulation and calculates a profit (ganancia or “G”) and loss (pérdida or “P”) G&P Statement for 520 data points (days) for each risk factor (fixed income, currency, and variable income). Each risk factor’s G&P is added and a consolidated VaR is calculated with 520 data points or days. In addition, the VaR is calculated for each risk factor based on the individual G&P calculated for each. Additionally, a weighted VaR is calculated following the above mentioned method but giving a larger weight to the 30 most recent data points. The highest VaR is reported. In 2017 and 2016, we were still using the same VaR model and the methodology has not changed.sa

The Bank uses VaR estimates to issue a warning in case the statistically estimated losses for the trading portfolio exceed the cautionary levels.

Limitations of the VaR model

When applying a calculation methodology, no assumptions are made regarding the probability distribution of the changes in the risk factors; the historically observed changes are used for the risk factors on which each position in the portfolio will be valued.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 37

RISK MANAGEMENT, continued

It is necessary to define a valuation function fj(xi) for each instrument j, preferably the same one used to calculate the market value and income of the daily position. This valuation function will be applied in each scenario to generate simulated prices for all the instruments in each scenario.

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

At no time in 2017 and 2016 did the Bank exceed the VaR limits in connection with the three components which comprise the trading portfolio: fixed-income investments, variable-income investments and foreign currency investments.

The Bank carries out back-testings on a daily basis and, generally, discovers that trading losses exceed the estimated VaR approximately one out of hundred business days. Also, a maximum VaR limit was established that can be applied over the trading portfolio. Both in 2017 and 2016, the Bank has kept within the maximum limit it established for the VaR; even when the real VaR exceeded estimations.

High, low and average levels for each component and year were as follows:

VaR	2017 USDMM	2016 USDMM
Consolidated:
High	5.71	3.95
Low	1.56	1.08
Average	3.01	2.25

Fixed-income investments:
High	5.51	2.71
Low	1.15	0.55
Average	2.36	1.33

Variable-income investments
High	0.01	0.03
Low	0.00	0.00
Average	0.00	0.00

Foreign currency investments
High	4.21	3.83
Low	0.53	0.61
Average	1.71	1.91

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 37

RISK MANAGEMENT, continued

Market risk - local and foreign financial management

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

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 37

RISK MANAGEMENT, continued

Market risk – Financial management portfolio – December 31, 2017 and 2016

	2017		2016
	Effect on financial income	Effect on capital	Effect on financial income	Effect on capital

Financial management portfolio – local currency (MCh$)
Loss limit	48,000	175,000	48,000	175,000
High	(37,148)	(141,287)	30,853	146,208
Low	(22,958)	(112,818)	21,978	108,249
Average	(29,110)	(128,506)	26,119	120,159
Financial management portfolio – foreign currency (Th$US)
Loss limit	30	75	30	75
High	16	42	14	35
Low	4	15	6	13
Average	10	23	10	26
Financial management portfolio – consolidated (in MCh$)
Loss limit	48,000	175,000	48,000	175,000
High	(38,249)	(142,442)	31,764	145,566
Low	(23,571)	(112,277)	23,088	107,959
Average	(29,948)	(128,360)	27,390	119,632

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

Minimum Capital

Under the General Banking Law, a bank is required to have a minimum of UF800,000 (approximately Ch$21,438 million or U.S.$34.7 million as of December 31, 2017) of paid-in capital and reserves, calculated in accordance with Chilean GAAP.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 37

RISK MANAGEMENT, continued

Capital adequacy requirement

Chilean banks are required by the General Banking Law to maintain regulatory capital of at least 8% of risk-weighted assets, net of required loan loss allowance and deductions, and paid-in capital and reserves (“basic capital”) of at least 3% of total assets, net of required loan loss allowances. Regulatory capital and basic capital are calculated based on the consolidated financial statements prepared in accordance with the Compendium of Accounting Standards issued by the SBIF the Chilean regulatory agency. As we are the result of the merger between two predecessors with a relevant market share in the Chilean market, we are currently required to maintain a minimum regulatory capital to risk-weighted assets ratio of 11%. As of December 31, 2017, the ratio of our regulatory capital to risk-weighted assets, net of loan loss allowance and deductions, was 13.91% and our core capital ratio was 10.99%.

Regulatory capital is defined as the aggregate of:

•	a bank’s paid-in capital and reserves, excluding capital attributable to subsidiaries and foreign branches or basic capital;

•	its subordinated bonds, valued at their placement price (but decreasing by 20.0% for each year during the period commencing six years prior to maturity), for an amount up to 50.0% of its basic capital; and

•	its voluntary allowances for loan losses for an amount of up to 1.25% of risk weighted-assets.

The levels of basic capital and effective net equity at the close of each period are as follows:

			Ratio
	As of December 31,		As of December 31,
	2017	2016	2017	2016
	MCh$	MCh$	%	%
Basic capital	3,066,180	2,868,706	7.92	7.22
Regulatory capital	3,881,252	3,657,707	13.91	13.43

Risk Concentration

The Bank operates mainly in Chile, thus most of its financial instruments are concentrated in that country. See Note 9 of the financial statements for a detail of the concentration of the Bank’s loans and accounts receivable by industry.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 38

SUBSEQUENT EVENTS

On February 1, 2018, the Bank placed a Senior Bond corresponding to its "T-15" line for 5,000,000 UF.

On February 6, 2018, the Bank placed a Senior Bond corresponding to its "T-11" line for 5,000,000 UF.

During the Ordinary Board Meeting of Banco Santander Chile, held on February 27, 2018, the following matters were agreed upon:

1.	Due to the resignation of Mr. Vittorio Corbo Lioi from the Board, Mr. Claudio Melandri Hinojosa was assigned as Director and Chairman. In accordance with article 49, N° 8 of the General Law of Banks, Mr. Claudio Melandri Hinojosa will temporarily continue exercising the role of Chief Executive Officer until February 28, 2018 (inclusive).

2.	Mr. Miguel Mata Huerta, who is currently Deputy General Manager, has been named as Banco Santander Chile’s Chief Executive Officer, assuming this role on March 1, 2018. The position of Deputy General Manager will no longer be used at Banco Santander Chile.

During the Ordinary Board Meeting of Banco Santander Chile, held on March 27, 2018, the following matters were agreed upon:

1.	Due to the resignation of the directors Mr. Roberto Méndez Torres and Mr. Roberto Zahler Mayanz, as of this date, the Board has announced the appointment of Mr. Félix de Vicente Mingo and Mr. Alfonso Gómez Morales, who will be incorporated as independent directors.

2.	Mr. Orlando Poblete Iturrate has been appointed as First Vice President and Mr. Oscar Von Chrismar Carvajal as the Second Vice President.

These consolidated financial statements were approved on March 27,2018 by Board of Directors.

There are no other subsequent events to be disclosed that occurred between January 1, 2018 and the date of issuance of these Financial Statements (March 27, 2018).

FELIPE CONTRERAS FAJARDO Chief Accounting Officer	CLAUDIO MELANDRI HINOJOSA Chief Executive Officer